Form 20-F
period 2003-12-31
SHINHAN FINANCIAL GROUP CO LTD
filed 2004-06-30
CIK 1263043

As filed with the Securities and Exchange Commission on June 30, 2004

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number:        -

Shinhan Financial Group Co., Ltd.

(Exact name of registrant as specified in its charter)

N/A	The Republic of Korea
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

120, 2-Ga, Taepyung-Ro, Jung-Gu

Seoul 100-102, Korea
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:

Common stock, par value Won 5,000 per share*	New York Stock Exchange
American depositary shares	New York Stock Exchange

*	Not for trading, but only in connection with the listing of American depositary shares on the New York Stock Exchange, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

      Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report:

264,527,921 shares of common stock, par value of Won 5,000 per share

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes ☑                    No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐                    Item 18 ☑

EXPLANATORY NOTE

      On August 19, 2003, we acquired 80.04% of the outstanding common shares of Chohung Bank. In December 2003, our ownership increased to 81.15% following our additional capital injection of W 200 billion. In June 2004, we acquired the remaining 18.85% of the outstanding shares of Chohung Bank that we previously did not own through a cash tender offer followed by a small-scale share swap pursuant to Korean law. See “Item 4. Information on the Company — Our Acquisition of Chohung Bank”. We plan to delist Chohung Bank from the Korea Stock Exchange in the near future. However, we will not combine or merge the operations of Chohung Bank with those of our other principal banking subsidiary, Shinhan Bank, for a period of three years following the acquisition. Our consolidated financial statements as of and for the year ended December 31, 2003 include Chohung Bank as of and for the period from September 1, 2003 to December 31, 2003. Unless otherwise indicated, the income statement information and other data relating to the results of operations of Chohung Bank in 2003 refer to the results of operations of Chohung Bank for the period from September 1, 2003 to December 31, 2003. However, in those areas where we have not fully integrated the operations of Chohung Bank into ours, such as risk management, we have presented information about Chohung Bank separately from information about the rest of our group.

CERTAIN DEFINED TERMS, CONVENTIONS AND CURRENCY OF PRESENTATION

      All references to “Korea” or the “Republic” contained in this document mean The Republic of Korea. All references to the “government” mean the government of The Republic of Korea. The “Financial Supervisory Service” is the executive body of the “Financial Supervisory Commission”. References to “MOFE” are to the Ministry of Finance and Economy. The terms “we,” “us” and “our” mean Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”) and/or its consolidated subsidiaries as the context requires or unless the context otherwise requires. The terms “Shinhan”, “SFG” or the “Group” mean Shinhan Financial Group and/or its consolidated subsidiaries unless the context otherwise requires. The terms “Shinhan Bank” and “SHB” refer to Shinhan Bank on a consolidated basis, unless otherwise specified or the context otherwise requires. The terms “Chohung Bank”, “Chohung” and “CHB” refer to Chohung Bank on a consolidated basis, unless otherwise specified or the context otherwise requires.

      Our fiscal year ends on December 31 of each year. All references to a particular year are to the year ended December 31 of that year.

      In this document, unless otherwise indicated, all references to “Won” or “W” are to the currency of the Republic, and all references to “U.S. Dollars”, “Dollars”, “$” or “US$” are to the currency of the United States of America. Unless otherwise indicated, all translations from Won to Dollars were made at W 1,192.00 to US$1.00, which was the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2003. On June 25, 2004, the Noon Buying Rate was W 1,150.00 = US$1.00. No representation is made that the Won or U.S. Dollar amounts referred to in this report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

      Unless otherwise indicated, the financial information presented in this document has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

      Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

FORWARD LOOKING STATEMENTS

      This document includes “forward-looking statements”, as defined in Section 27A of the U.S. Securities Act, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), including statements regarding our expectations and projections for future operating performance and business prospects. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and similar words used in connection with any discussion of our future operating or financial performance identify forward-looking statements. In addition, all statements other than statements of historical facts included in this document are forward-looking statements.

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. This document discloses, under the caption “Item 3. Key Information — Risk Factors” and elsewhere, important factors that could cause actual results to differ materially from our expectations (“Cautionary Statements”). Included among the factors discussed under the caption “Item 3. Key Information — Risk Factors” are the followings risks related to our business, which could cause actual results to differ materially from those described in the forward-looking statements: the risk of adverse impacts from an economic downturn; increased competition; market volatility in securities and derivatives markets, interest or foreign exchange rates or indices; other factors impacting our operational plans; or legislative or regulatory developments.

      We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this document.

      All subsequent written and oral forward-looking statements attributable us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

Item 1.	Identity of Directors, Senior Management and Advisers

DIRECTORS AND SENIOR MANAGEMENT

      The names and positions of our directors and executive officers are set forth below. The business address of all of our directors and executive officers is our registered office at 120, 2-Ga Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea.

Executive Directors

Name	Position

Eung Chan Ra	Chairman of the Board of Directors and Head of the Board Steering Committee
Young Hwi Choi	President and Chief Executive Officer and a member of the Board Steering Committee

Non-Executive Directors

Name	Position

In Ho Lee	Non-Executive Director
Yong Woong Yang	Non-Executive Director
Young Seok Choi	Non-Executive Director; Audit Committee member; Compensation Committee member
Pyung Joo Kim	Outside Director; Board Steering Committee member; Head of Risk Management Committee
Sang Chul Lee	Outside Director; Compensation Committee member
Il Sup Kim	Outside Director; Head of Audit Committee; Compensation Committee member
Sang Yoon Lee	Outside Director; Audit Committee member; Compensation Committee member
Yoon Soo Yoon	Outside Director; Head of Compensation Committee; Risk Management Committee member; Board Steering Committee member
Byung Hun Park	Outside Director; Board Steering Committee member
Moon Pil Oh	Outside Director; Audit Committee member
Dong Hyun Kwon	Outside Director; Audit Committee member
Young Soo Lee	Outside Director
Philippe Reynieix	Outside Director; Risk Management Committee member

      Non-executive directors are directors who are not our employees and do not hold executive officer positions in us. Outside directors are non-executive directors who also satisfies the requirements set forth under the Korea Securities and Exchange Act to be independent of our major shareholders, affiliates and the management.

Executive Officers

      In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Position

Bhang Gil Choi	Senior Executive Vice President of Integration Coordination Team I and II (Responsible for Chohung Bank’s operational integration and related issues)
Chil Sun Hong	Senior Executive Vice President of Subsidiary Management Team II, Public Relations Team and Audit & Compliance Team
Hee Soo Kim	Senior Executive Vice President of Subsidiary Management Team I and Integration Coordination Team I
Byung Jae Cho	Chief Financial Officer and Senior Executive Vice President of Planning & Financial Management Team and Investor Relations Team
Baek Soon Lee.	Senior Executive Vice President of General Services Team, Information & Technology Planning Team and Integration Coordination Team II

ADVISERS

      Certain legal matters in connection with the American depositary shares will be passed upon for us by Simpson Thacher & Bartlett LLP, at 425 Lexington Avenue, New York, New York, our United States counsel, and by Horizon Law Group, at Dabong Tower Building, 890-12, Daechi-dong, Kangnam-ku, Seoul 135-280, Korea, our Korean counsel.

AUDITORS

      Our independent auditor for the consolidated financial statements prepared under accounting principles generally accepted in the United States of America, or U.S. GAAP, for the years ended December 31, 2001, 2002 and 2003 was as follows.

Name	Address	Membership in Professional Bodies

Samil PricewaterhouseCoopers	Kukje Center Building 15th Floor 191 Hangangro 2ga, Yongsangu, Seoul, Korea	Korean Institute of Certified Public Accountants

Item 2.	Offer Statistics and Expected Timetable

      Not applicable.

Item 3.	Key Information

SELECTED FINANCIAL DATA

Selected Consolidated Financial and Operating Data Under U.S. GAAP

      The selected consolidated financial data set forth below for the years ended December 31, 2001, 2002 and 2003 and as of December 31, 2001, 2002 and 2003 have been derived from our consolidated financial statements which have been prepared in accordance with U.S. GAAP.

      You should read the following data with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included in “Item 18. Financial Statements”. Historical results do not necessarily predict the future.

Consolidated Income Statement Data

	Year Ended December 31,

	2001		2002		2003		2003

	(In billions of Won and millions of US$,
	except per common share data)
Interest and dividend income	W	3,694	W	3,735	W	5,331	$4,472
Interest expense		2,439		2,305		2,998	2,515

Net interest income		1,255		1,430		2,333	1,957
Provision for loan losses		411		236		1,011	848
Provision for guarantees and acceptances		(6)		10		(46)	(38)
Noninterest income		632		1,037		1,118	938
Noninterest expense		828		1,302		1,937	1,625
Income tax expense		223		320		248	208
Minority interest		(1)		10		26	21
Extraordinary gain and cumulative effect of a change in accounting principle, net of taxes(1)		64		—		—	—

Net income	W	496	W	589	W	275	$231

Net income per common shares (in currency unit):
Net income — basic(2)	W	1,948	W	2,246	W	994	$0.83
Net income — diluted(3)		1,663		2,243		984	0.83
Weighted average common shares outstanding — basic (in thousands of common shares)		254,680		262,480		262,987
Weighted average common shares outstanding — diluted (in thousands of common shares)		299,215		262,812		279,745

Notes:

(1)	Includes W (196) million of cumulative effect of accounting change, net of taxes in 2001.

(2)	Basic earnings per share are calculated by dividing the net income available to common stockholders by the weighted average number of common shares issued and outstanding for the period.

(3)	Diluted earnings per share are computed in a manner consistent with that of basic earnings per share, while giving effect to the potential dilution that could occur if convertible securities, options or other contracts to issue common stock were converted into or exercised for common stock. We have three categories of potentially dilutive common shares: (i) shares issuable on exercise of stock option, (ii) shares issuable on bond with warrants and (iii) shares issuable on conversion of preferred shares.

Consolidated Balance Sheet Data

	As of December 31,

	2001		2002		2003		2003

	(In billions of Won and millions of US$,
	except per common share data)
Assets
Cash and cash equivalents	W	580	W	282	W	1,897	$1,591
Restricted cash		678		1,365		3,662	3,072
Interest-bearing deposits in banks		255		125		409	343
Call loans and securities purchased under resale agreements		1,816		576		1,898	1,592
Trading assets:
Trading securities and other		858		926		2,857	2,397
Derivatives assets		98		139		520	437
Securities:
Available-for-sale securities		7,087		8,737		18,099	15,183
Held-to-maturity securities		6,038		4,408		3,605	3,024
Loans (net of allowance for loan losses of W 720 billion in 2001, W 996 billion in 2002 and W 3,631 billion in 2003)		32,997		44,139		91,791	77,006
Customers’ liability on acceptances		1,566		928		2,365	1,984
Premises and equipment, net		530		828		2,003	1,680
Goodwill and intangible assets		4		219		1,676	1,406
Security deposits		390		466		966	811
Other assets		2,205		1,648		4,601	3,861

Total assets	W	55,102	W	64,786	W	136,349	$114,387

Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Interest-bearing	W	31,036	W	35,886	W	82,161	$68,927
Non-interest-bearing		1,184		1,163		1,328	1,114
Trading liabilities		119		131		513	430
Acceptances outstanding		1,566		928		2,365	1,984
Short-term borrowings		5,759		6,994		11,204	9,400
Secured borrowings		4,088		4,706		6,316	5,299
Long-term debt		4,876		8,235		21,218	17,800
Accrued expenses and other liabilities		3,562		3,193		6,555	5,499

Total liabilities		52,190		61,236		131,660	110,453

Minority interest		2		288		583	489
Redeemable convertible preferred stock		—		—		711	597
Stockholders’ equity:
Common stock		1,462		1,462		1,472	1,235
Additional paid-in capital		1,041		1,048		1,073	900
Retained earnings		638		1,077		1,189	997
Accumulated other comprehensive income, net of taxes		164		70		58	49
Less: treasury stock, at cost		(395)		(395)		(397)	(333)

Total stockholders’ equity		2,910		3,262		3,395	2,848

Total liabilities, minority interest, redeemable convertible preferred stock and stockholders’ equity	W	55,102	W	64,786	W	136,349	$114,387

Dividends

	Year Ended December 31,

	1999(1)		2000(1)		2001(2)		2002(3)		2003(3)

	(In Won and US$, except ratios)
U.S. GAAP:
Cash dividends per common stock:(4)
In Korean Won		N/A		N/A	W	750	W	600	W	600
In U.S. dollars		N/A		N/A		$0.63		$0.50		$0.50
Cash dividends per preferred stock
In Korean Won		N/A		N/A		N/A		N/A	W	135.12
In U.S. dollars		N/A		N/A		N/A		N/A		$0.11
Stock dividends per common stock(4)		—		—		—		—		—
Korean GAAP:
Cash dividends per common stock:(5)
In Korean Won	W	400	W	750	W	600	W	600	W	600
In U.S. dollars		$0.34		$0.63		$0.50		$0.50		$0.50
Dividend ratio(6)		8.00%		15.00%		12.00%		12.00%		12.00%
Cash dividends per preferred stock:
In Korean Won		N/A		N/A		N/A		N/A	W	857
In U.S. dollars		N/A		N/A		N/A		N/A		$0.72
Dividend ratio(6)		N/A		N/A		N/A		N/A		17.14%
Stock dividends per common stock(5)		—		—		—		—		—

N/A = not available.

Notes:

(1)	Represents dividends declared on common stock of Shinhan Bank for the periods indicated.

(2)	Under U.S. GAAP, represents dividends declared on common stock of Shinhan Financial Group for the year ended December 31, 2000. Under Korean GAAP, represents dividends accrued in the period to which relates for the year ended December 31, 2001.

(3)	Represents dividends declared on common stock of Shinhan Financial Group for the year ended December 31, 2002 and 2003.

(4)	Represents dividends declared on common stock of Shinhan Financial Group in 2001 and 2002.

(5)	Represents dividends accrued in the period to which Shinhan Bank relates for 1999 and 2000, represents dividends accrued in the period to which Shinhan Financial Group relates for the year ended December 31, 2001, and represents dividends declared on common stock of Shinhan Financial Group in 2002 and 2003. In connection with our holding company restructuring in 2001, common stock of Shinhan Bank was exchanged for common stock of Shinhan Financial Group on a 1:1 ratio.

(6)	Dividends declared and paid as a percentage of par value of W 5,000 per share.

Selected Statistical Information

Profitability Ratios

	Year Ended December 31,

	2001	2002	2003

	(Percentages)
Net income as a percentage of:
Average total assets(1)	0.94%	0.94%	0.27%
Average stockholders’ equity(1)(2)	16.14	15.99	8.83
Including redeemable convertible preferred stock(3)	N/A	N/A	8.15
Including redeemable convertible preferred stock and redeemable preferred stock(3)	N/A	N/A	8.24
Dividend payout ratio(4)	38.91	25.59	57.20
Net interest spread(5)	2.28	2.39	2.48
Net interest margin(6)	2.66	2.58	2.65
Efficiency ratio(7)	43.88	52.78	56.49
Cost-to-average assets ratio(8)	1.57	2.08	2.04
Equity to average asset ratio(9):	5.84	5.89	3.24
Including redeemable convertible preferred stock(3)	N/A	N/A	3.51
Including redeemable convertible preferred stock and redeemable preferred stock(3)	N/A	N/A	4.04

N/A = Not applicable.

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank, Chohung Bank and Jeju Bank and (b) quarterly balances for other subsidiaries.

(2)	Does not include the redeemable preferred stock or the redeemable convertible preferred stock described below.

(3)	As consideration for our acquisition of Chohung Bank, on August 18, 2003, we issued to the Korea Deposit Insurance Corporation (i) 46,583,961 shares of our Redeemable Preferred Stock and (ii) 44,720,603 shares of our Redeemable Convertible Preferred Stock convertible into 13.27% of our common shares as of December 31, 2002. Pursuant to the terms of the Redeemable Preferred Stock issued to Korea Deposit Insurance Corporation, we are required to redeem such shares in five equal annual installments commencing three years from the date of issuance. These Redeemable Preferred Stock are treated as debt under U.S. GAAP. Pursuant to the terms of the Redeemable Convertible Preferred Stock, we are required to redeem the full amount of such shares outstanding five years from the date of issuance to the extent not converted into our common shares. Each share of Redeemable Convertible Preferred Stock is convertible into one share of our common stock. The dividend ratios on the Redeemable Preferred Stock and the Redeemable Convertible Preferred Stock are 4.04% and 2.02%, respectively. In August 2003, we also raised W 900 billion in cash through the issuance of 6,000,000 shares of redeemable preferred stock, all of which were sold in the domestic fixed-income market through Strider Securitization Specialty Co., Ltd., a special purpose vehicle. These redeemable preferred shares have terms that are different from the redeemable preferred shares issued to Korea Deposit Insurance Corporation. We are required to redeem these preferred shares issued to the special purpose vehicle in three installments in 2006, 2008 and 2010. See “Item 4. Information on the Company — Our Acquisition of Chohung Bank — Liquidity and Capital Resources” and “Item 10. Additional Information — Articles of Incorporation — Description of Capital Stock — Description of Redeemable Preferred Stock”.

(4)	Represents the ratio of total dividends declared on common stock as a percentage of net income.

(5)	Represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.

(6)	Represents the ratio of net interest income to average interest-earning assets.

(7)	Represents the ratio of noninterest expense to the sum of net interest income and noninterest income, a measure of efficiency for banks and financial institutions. Efficiency ratio may be reconciled to comparable line-items in our income statement for the periods indicated as follows:

	Year Ended December 31,

	2001		2002		2003

	(In billions of Won, except
	percentages)
Non-interest expense(A)	W	828	W	1,302	W	1,953
Divided by
The sum of net interest income and noninterest income(B)		1,887		2,467		3,501
Net interest income		1,255		1,430		2,334
Noninterest income		632		1,037		1,167
Efficiency ratio ((A) as a percentage of(B))		43.88%		52.78%		55.78%

(8)	Represents the ratio of noninterest expense to average total assets.

(9)	Represents the ratio of average stockholders’ equity (not including the redeemable preferred stock or the redeemable convertible preferred stock) to average total assets.

Asset Quality Ratios

	As of December 31,

	2001		2002		2003

	(In billions of Won, except percentages)
Total loans	W	33,665	W	45,052	W	95,295
Total allowance for loan losses		720		996		3,631
Allowance for loan losses as a percentage of total loans		2.14%		2.21%		3.81%
Total non-performing loans(1)	W	530	W	518	W	1,844
Non-performing loans as a percentage of total loans		1.57%		1.15%		1.94%
Non-performing loans as a percentage of total assets		0.96%		0.80%		1.35%
Impaired loans(2)	W	1,492	W	1,263	W	3,488
Allowance for impaired loans		385		480		1,349
Impaired loans as a percentage of total loans		4.43%		2.80%		3.66%
Allowance for impaired loans as a percentage of impaired loans		25.80%		38.00%		38.68%

Notes:

(1)	Non-performing loans are defined as those loans, both corporate and consumer, which are past due more than 90 days.

(2)	Impaired loans include loans that are classified as “substandard” or below according to the asset classification guidelines of the Financial Supervisory Commission, loans that are past due for 90 days or more and loans that qualify as “troubled debt restructurings” under U.S. GAAP.

Capital Ratios

	As of December 31,

	2001	2002	2003

	(Percentages)
Requisite capital ratio(1)	134.43%	130.93%	118.41%
Total capital adequacy ratio for Shinhan Bank(2)	11.99	10.92	10.49
Tier I capital adequacy ratio(2)	8.24	6.81	6.34
Tier II capital adequacy ratio(2)	3.75	4.11	4.15
Total capital adequacy ratio for Chohung Bank(3)	10.43	8.66	8.87
Tier I capital adequacy ratio(3)	5.91	4.61	4.47
Tier II capital adequacy ratio(3)	4.52	4.05	4.40
Adjusted equity capital ratio of Shinhan Card(4)	N/A	10.86	13.78

N/A = not applicable.

Notes:

(1)	We were restructured as a financial holding company on September 1, 2001 and became subject to minimum capital requirements as reflected in the requisite capital ratio. Under the guidelines issued by the Financial Supervisory Commission applicable to financial holding companies, we, at the holding company level, are required to maintain a minimum requisite capital ratio of 100%. Requisite capital ratio represents the ratio of net aggregate amount of our equity capital to aggregate amounts of requisite capital (all of which are described in “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy”). This computation is based on our consolidated financial statements in accordance with Korean GAAP.

(2)	Shinhan Bank’s capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Supervisory Commission, which was revised as of December 31, 2002 to take into account market risk as well as credit risk. The capital ratios as of December 31, 2002 were calculated using these revised guidelines. Under these guidelines, Shinhan Bank is required to maintain a minimum capital adequacy ratio of 8%. Applying the previous calculation, which only takes into account credit risks, Shinhan Bank’s total capital adequacy ratio as of December 31, 2001, 2002 and 2003 were 12.02%, 10.91% and 10.59%, respectively. This computation is based on Shinhan Bank’s consolidated financial statements prepared in accordance with Korean GAAP. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Banks — Capital Adequacy.”

(3)	Chohung Bank’s capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Supervisory Commission, which was revised in 2002 to take into account market risk as well as credit risk. The capital ratios as of December 31, 2003 were calculated using these revised guidelines. Under these guidelines, Chohung Bank is required to maintain a minimum capital adequacy ratio of 8%. Applying the previous calculation, which only takes into account credit risks, Chohung Bank’s total capital adequacy ratio as of December 31, 2003 was 8.89%. This computation is based on the Chohung Bank’s consolidated financial statements prepared in accordance with Korean GAAP. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Banks — Capital Adequacy.”

(4)	Represents the ratio of total adjusted shareholders’ equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Supervisory Commission for credit card companies. Under these guidelines, Shinhan Card, which was established on June 4, 2002, is required to maintain a minimum adjusted equity capital ratio of 8%. This computation is based on Shinhan Card’s nonconsolidated financial statements prepared in accordance with Korean GAAP.

EXCHANGE RATES

      The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low

	(Won per US$1.00)
1999	1,136.00	1,189.80	1,243.00	1,125.00
2000	1,267.00	1,130.90	1,267.00	1,105.50
2001	1,313.50	1,292.00	1,369.00	1,234.00
2002	1,186.30	1,250.31	1,332.00	1,160.60
2003	1,192.00	1,192.08	1,262.00	1,146.00
2004 (through June 25)	1,150.00	1,168.00	1,195.10	1,141.40
January	1,165.00	1,183.35	1,195.10	1,172.00
February	1,193.70	1,167.53	1,180.00	1,152.20
March	1,252.00	1,166.59	1,179.00	1,146.70
April	1,215.50	1,152.86	1,173.60	1,141.40
May	1,165.00	1,177.88	1,191.00	1,165.00
June (through June 25)	1,150.00	1,159.87	1,164.80	1,150.00

Note:

(1)	The average of the Noon Buying Rates over the relevant period.

      We have translated certain amounts in Korean Won, which appear in this document, into dollars for convenience. This does not mean that the Won amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated above, or at all. All translations from Won to dollars are based on the Noon Buying Rate in effect on December 31, 2003, which was W 1,192.00 to US$1.00. The exchange rates used for convenience translations differ from the actual rates used in the preparation of our consolidated financial statements.

RISK FACTORS

      An investment in the American depositary shares representing our common shares involves a number of risks. You should carefully consider the following information about the risks we face, together with the other information contained in this document, in evaluating us and our business.

Risks Relating to Our Banking Business

We have significant exposure to small- and medium-sized enterprises including smaller enterprises, which may result in a deterioration of our asset quality to this segment and have an adverse impact on us.

      Our loans to small- and medium-sized enterprises meeting the definition of such enterprises under the Basic Act on Small- and Medium-sized Enterprises and its Presidential Decree increased from W 11,690 billion as of December 31, 2001 to W 14,649 billion as of December 31, 2002 and to W 38,055 billion as of December 31, 2003. These balances represent 34.7%, 32.5% and 40.0%, respectively, of our total loan portfolio as of December 31, 2001, 2002 and 2003. For a definition of small- and medium-sized enterprises, see “Item 4. Information on the Company — Business Overview — Our Principal Activities — Corporate Banking Services — Small- and medium-sized Enterprises Banking”. Non-performing loans to small- and medium-enterprises as described above were W 222 billion as of December 31, 2001, W 159 billion as of December 31, 2002 and W 605 billion as of December 31, 2003, representing 1.90%, 1.09% and 1.59% of our total loans to small- and medium-sized enterprises as of December 31, 2001, 2002 and 2003.

      Since 2002, the industry-wide delinquency ratios for loans to small- and medium-sized enterprises have been rising under Korean GAAP. According to data compiled by the Financial Supervisory Service, the delinquency ratio (net of charge-offs, which has also increased significantly) for loans by Korean banks to small- and medium-sized enterprises increased from 1.65% as of December 31, 2001 to 2.19% as of December 31, 2003. The delinquency ratio for loans to small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal payments are overdue by one day or more or interest payments are over due by 14 days or more (if prior interest payments on a loan were made late on more than three occasions, in which case the loan is considered delinquent if interest payments are overdue by one day or more) to (2) the aggregate outstanding balance of such loans. Shinhan Bank’s delinquency ratio for such loans increased from 1.36% as of December 31, 2001 to 1.75% as of December 31, 2003 and Chohung Bank’s delinquency ratio for such loans increased from 1.60% as of December 31, 2001 to 3.49% as of December 31, 2003. These delinquencies may rise further in 2004 compared to 2002 and 2003. In 2002 and 2003, under Korean GAAP, Shinhan Bank charged off loans to small- and medium-sized enterprises of W 43 billion and W 36 billion, respectively, while Chohung Bank charged off loans to small-and medium-sized enterprises of W 49 billion and W 73 billion, respectively. In addition, Chohung Bank sold loans to small- and medium-sized enterprises of W 28 billion in 2002. No such sales were made in 2003. Shinhan Bank did not sell any of its loans to small- and medium-sized enterprises in 2002 and 2003. Absent these charge-offs and loan sales, the delinquency ratios would have been higher.

      We, in particular Chohung Bank, have increased significant exposure to the real estate, leasing and service industry as it presented significant growth opportunities in recent years. Our loans to the real estate, leasing and service industry increased from W 4,552 billion, or 8.99% of total corporate loans (Shinhan Bank and Chohung Bank combined), as of December 31, 2002 to W 6,132 billion, or 11.34% of total corporate loans, as of December 31, 2003. In addition, our loans to the hotel and leisure industry as of December 31, 2003 aggregated W 1,977 billion, or 3.66% of total corporate loans. However, the real estate, leasing and service industry and the hotel and leisure industry have been experiencing significant difficulties recently resulting in higher delinquencies and impairment. As of December 31, 2003, under Korean GAAP, the delinquency ratios for loans to the real estate, leasing and service industry were 3.97% for Chohung Bank and 1.38% for Shinhan Bank, in each case net of charge-offs and loan sales. As of December 31, 2003, under Korean GAAP, the delinquency ratios for loans to the hotel and leisure industry were 5.06% for Chohung Bank and 1.59% for Shinhan Bank, in each case net of charge-offs and loan sales. A continued deterioration in asset quality of loans to this industry sector may materially and adversely affect our financial condition and results of operations.

      The small- and medium-sized enterprise lending business is still the focus of intense competition among large commercial banks and the opportunities for us to expand our business with more established small- and medium-sized enterprises have been reduced. We have in recent years selectively increased our customer base to include relatively smaller enterprises, including small unincorporated businesses and sole proprietorships. We believe that lending to these customers have presented an opportunity for growth but also increased our credit risk exposure relative to our existing customers in this segment. Continued weakness in the Korean and global economies, among other things, will adversely affect the financial condition of small- and medium-sized enterprises and may impair their ability to service their debt, including our loans to such customers.

We may experience a further deterioration of the credit quality of our credit card and other consumer lending portfolios.

      In recent years credit card and other consumer lending, including lending to small unincorporated businesses, in Korea have experienced significant growth as a result of government policies and a greater focus on these sectors by commercial banks and credit card companies. This growth, however, has led to industry-wide declines in overall credit quality, with increased delinquencies, provisions and charge-offs, as a result of, among other things, weak economic conditions as well as an increase in unemployment. The unemployment rate in Korea has increased from 2.8% as of June 30, 2002 to 3.3% as of June 30, 2003 and to 3.6% as of March 31, 2004.

      Our total consumer portfolio is comprised of three principal product types, namely mortgage and home equity loans, credit cards and other consumer loans (which include principally unsecured consumer loans). Over the past two years, our delinquency ratio for total consumer loans increased from 2.68% to 3.95%. The amount of credit card loans has increased from W 2,763 billion as of December 31, 2002 to W 6,112 billion as of December 31, 2003. In addition, our other consumer loans have increased from W 4,962 billion as of December 31, 2002 to W 14,580 billion as of December 31, 2003. While the bulk of these increases resulted from our acquisition of Chohung Bank, the underlying portfolio growth at both Shinhan Bank and Chohung Bank has resulted in increasing delinquencies in this portion of our portfolio. The credit card and other consumer loan sectors continue to experience credit quality problems and there can be no assurance that a continuation of these problems will not have a material adverse effect on our results of operations.

A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.

      Borrowers’ houses, other real estate or securities secure substantial portions of our loans. As of December 31, 2003, the secured portion of Won-denominated loans of Shinhan Bank amounted to W 24,049 billion, or 64.9% of such loans, and the secured portion of Won-denominated loans of Chohung Bank amounted to W 14,530 billion, or 43.6% of such loans under Korean GAAP. No assurance can be given that the collateral value may not materially decline in the future. Until recently, it was Shinhan Bank’s general policy to lend up to 50%-70% of the appraised value of collateral, which appraisal value we believe was, in general, lower than the market value. Chohung Bank’s policy is to lend up to the estimated recovery value of the collateral, which Chohung Bank calculates based on the value of collateral published by the courts as recovered through court-approved auctions and further adjusted to take into account the existence of any lien or other security interest that is prior to Chohung Bank’s security interest. We believe that such estimated recovery value of the collateral is in general, lower than the market value. However, downturns in the real estate market as well as decreases in the value of securities collateral in the past have resulted at times in the principal amount of a number of loans exceeding the value of the underlying collateral. Declines in the value of securities and/or real estate prices in Korea that result in shortfalls in collateral values to loan amounts would require us to increase loan loss provisions and may have a material adverse effect on us. For a description of our collateral valuation policy, see “Item 4. Information on the Company — Description of Assets and Liabilities — Risk Management — Credit Risk Management of Shinhan Bank — Credit Evalua-

tion and Approval — Consumer Loans” and “Item 4. Information on the Company — Business Overview — Our Principal Activities — Retail Banking Services — Consumer Lending Activities”.

      Foreclosure on collateral generally requires a written petition to a Korean court. Such application, when made, may be subject to delays and administrative requirements that may result in a decrease in the recovery value of such collateral. Foreclosure proceedings under laws and regulations in Korea typically take from seven months to one year from initiation to collection depending on the nature of the collateral. In addition, there can be no assurance that we will be able to realize the full value on such collateral as a result of, among other factors, delays in foreclosure proceedings, defects in the perfection of collateral, fraudulent transfers by borrowers and general declines in collateral value as large numbers of properties are placed in the market.

We may not be able to sustain the rate of growth in our mortgage and home equity lending.

      Over the past three years mortgage and home equity lending was the largest contributor to the growth of our lending business. Our mortgage and home equity lending grew from W 2,376 billion at December 31, 2000 to W 11,539 billion at December 31, 2002 and to W 20,517 billion at December 31, 2003. Such increase represents 26.9% of the overall increase in our loan portfolio over that period. Of our total consumer loan portfolio, 56.4%, 59.9% and 49.8%, respectively, was attributable to mortgage and home equity lending as of December 31, 2001, 2002 and 2003. The volume of such lending is significantly dependent on competitive conditions, real estate prices, interest rate levels and government policies affecting these markets. There can be no assurance that these factors will support continued significant growth of our mortgage and home equity lending business.

Government regulation of our consumer and credit card operations has increased significantly which may materially and adversely affect our credit card and consumer operations.

      Due to the rapid increase in consumer debt in Korea in recent years, the Korean government has adopted a series of regulations designed to restrain the rate of growth in, and delinquencies of, cash advances, credit card loans and credit card usage generally and to strengthen the reporting of, and compliance with, credit quality indexes. In March 2002, the Financial Supervisory Commission imposed sanctions, ranging from warnings and administrative fines to partial business suspensions, on substantially all Korean credit card issuers as a result of alleged unlawful or unfair practices discovered during its industry-wide inspection. In March 2002, Chohung Bank was given a warning by the Financial Supervisory Commission for issuing credit cards to underaged customers. In late 2002, the Korean government enacted a number of changes to the laws governing the reporting by credit card issuers. In particular, the Financial Supervisory Commission and the Financial Supervisory Service began to apply, and then subsequently increased, the minimum allowance required, stated as a certain percentage of outstanding balance, under the rules and guidelines issued by the Financial Supervisory Commission and the Financial Supervisory Service. This calculation is performed on a Korean GAAP basis and does not affect our U.S. GAAP provisioning policy. See “Item 5. Operating and Financial Review and Prospects — Reconciliation with Korean Generally Accepted Accounting Principles”. In addition, the Financial Supervisory Commission and the Financial Supervisory Service have announced a number of changes to the rules governing the reporting of credit card balances (determined on a Korean GAAP basis), as well as the procedures governing which persons may receive credit cards. The Korean government has also revised the calculation formula for capital adequacy ratios and delinquency ratios applicable to credit card companies, imposing sanctions against credit card companies with capital adequacy ratios of 8% or below and/or delinquency ratios of 10% or above. As of December 31, 2003, Shinhan Card’s adjusted equity capital ratio was 13.78% and its delinquency ratio (as reported to the Financial Supervisory Service) was 7.01%. In October 2003, the Financial Supervisory Commission announced proposed changes to the calculation of delinquency ratios, to include charged-off and securitized balances, which, if adopted, will result in a significant increase in delinquency ratios reported by credit card issuers. This may heighten public concern regarding the financial health of credit card companies and potentially exacerbate the liquidity problems experienced by credit card companies. The Korean government may also adopt further regulatory changes in the future that affect the credit card industry, which in turn may adversely affect our credit card operations. See “Item 4. Information on the Company — Business Overview — Our Principal Activities — Credit Card Services”.

      In the consumer loan sector, the Korean government enacted a number of changes to laws governing retail lending volumes, including the lowering of maximum loan-to-value ratio of mortgage and home equity loans to 60%, and in certain cases to 40%. We believe that the Korean government will continue to announce regulatory changes restricting the growth of consumer loans, in particular, mortgage and home equity lending.

      These regulations may significantly reduce the level of credit card accounts and mortgage and home equity loans that may be made in the future. The growth and profitability of our consumer lending and credit card operations may suffer materially as a result of these enforcement activities and regulations and proposed regulations.

We have significant exposure to LG Card, which is experiencing financial difficulties and which is in a workout program. If this program is not satisfactorily resolved, it may have a material adverse effect on us.

      LG Card, one of Korea’s largest credit card companies, has been experiencing significant liquidity and asset quality problems. In November 2003, the creditor banks of LG Card (including Shinhan Bank and Chohung Bank) agreed to provide a new W 2 trillion credit facility, secured by credit card receivables, to enable LG Card to resume its operations. Our portion of this commitment was W 216.7 billion, consisting of W 113.7 billion for Shinhan Bank and W 103 billion for Chohung Bank. The maturity of this credit facility was extended to December 2005. The chairman of LG Group pledged his personal stake in LG Corporation, the holding company for the LG Group, LG Investment & Securities and LG Card as collateral to offset future losses of LG Card.

      After the failure to auction LG Card to a buyer in December 2003, the principal creditors of LG Card tentatively agreed to a rescue plan in January 2004 under which the Korea Development Bank would acquire a 25% (subsequently adjusted to 26%) interest in LG Card and the other creditors would collectively acquire a 74% (subsequently adjusted to 73%) ownership interest following the completion of several debt-to-equity swaps contemplated for 2004. In addition, the creditors agreed to form a normalization steering committee for LG Card to oversee LG Card’s business operations. An extraordinary shareholders’ meeting of LG Card was held in March 2004 and a new chief executive officer as well as directors nominated by the normalization steering committee were elected. In February 2004, the creditors exchanged indebtedness of W 954 billion (including our portion of W 77.5 billion) for shares constituting 54.8% of the outstanding share capital of LG Card. LG Group also funded an additional W 800 billion to LG Card (in addition to a W 200 billion capital contribution made in December 2003). In May 2004, LG Card completed a capital write-down of 97.7% of its outstanding common stock, which included the W 954 billion converted into equity by the creditors in February 2004 (including our portion of W 77.5 billion). The creditors plan to convert an additional W 954 billion of indebtedness into equity of LG Card (including our portion of W 77.5 billion). The creditors also extended W 1.59 trillion of new loans to LG Card (including our portion of W 154.4 billion), which will subsequently be converted into equity. In addition, in March 2004, the LG Group and the Korea Development Bank provided additional liquidity of W 375 billion and W 125 billion, respectively. Following all such debt-to-equity conversions, we expect to own a 9.0% equity interest in LG Card and have W 484.5 billion of credit exposure outstanding to LG Card, consisting of W 245.3 billion in loans, W 200.4 billion in asset-backed securities and W 38.8 billion in debt securities.

      As of December 31, 2003, our total exposure to LG Card was W 312 billion, including W 292 billion of loans and W 20 billion of debt securities. We made an allowance for loan losses of W 90 billion for the loans. In addition, as of such date, we had approximately W 30 billion of aggregate exposure to LG Card in our guaranteed trust accounts of Shinhan Bank and Chohung Bank, with respect to which we may experience further losses. As a result of the deteriorating financial condition of LG Card, we recorded loan loss provisions of W 40 billion and recognized securities impairment losses of W 74 billion in respect of our exposures to LG Card. In addition, we also had exposure in the form of senior asset-backed securities in the amount of W 153.2 billion, whose underlying assets consist of credit card assets of LG Card. In connection with the

LG Card rescue plan, Shinhan Bank transferred W 10 billion of exposure in its performance-based trust account to the bank account in January 2004 and Chohung Bank also transferred W 30 billion of exposure in its performance-based trust account to the bank account in February 2004, resulting in an increase in our total exposure to LG Card in the first quarter of 2004.

      The value of underlying collateral, our pro rata entitlement thereto and the allowances we have established or will establish against our exposures to LG Card and other Korean credit card companies may not be sufficient to cover all future losses arising from these exposures. Following the debt-to-equity conversions in respect of our exposures to LG Card, we may experience further losses if the market value of the LG Card equity securities we own falls below their recorded book value. In addition, in the case of credit card companies that are in or in the future enter into workout, restructuring, reorganization or liquidation proceedings, our recoveries from those companies may be limited. We may, therefore, experience future losses with respect to these exposures.

      In addition, our investment portfolio includes beneficiary certificates representing interests in investment trusts whose assets include securities issued by troubled credit card companies, including LG Card. Accordingly, to the extent that the value of securities issued by credit card companies declines as a result of their financial difficulties or otherwise, we may experience losses on our investment securities.

Developments adversely affecting the business and liquidity of credit card companies in Korea may result in losses in respect of our exposure to such companies.

      Adverse developments in the credit card industry in recent years such as industry-wide increases in delinquencies and resulting increases in provisioning for loan losses have had a negative impact on investors’ perception of credit card companies in the Korean corporate debt market, thereby significantly limiting the ability of credit card companies to obtain financing through issuances of debt securities. According to a press release issued by the Financial Supervisory Commission, the average industry-wide delinquency ratio (defined as ratio of credit card balances that are delinquent for more than 30 days over total outstanding balances) of credit card companies in Korea was approximately 14.31% as of December 31, 2003. As a result, Korean credit card companies have been experiencing significant financial and liquidity difficulties. As of March 31, 2004, such delinquency ratio was reported to have decreased to 12.18%. As of December 31, 2003, we held debt securities issued by credit card companies (including through asset-backed securitization) in the aggregate principal amount of W 314 billion in our investment portfolio.

      In light of the financial market instability in Korea resulting from the liquidity problems faced by credit card companies during the first quarter of 2003, the Korean government announced temporary measures in April 2003 intended to provide liquidity support to credit card companies. These measures included, among other things:

•	a request by the government for credit card companies to effect capital increase in the aggregate amount of W 4.6 trillion, as part of their self-rescue efforts;

•	banks and other financial institutions agreeing with each other to extend the maturity of all debt securities of credit card companies that they hold;

•	asset management companies agreeing with each other to extend the maturity of 50% of the aggregate amount of the debt securities of credit card companies that they hold which are scheduled to mature by June 2003; and

•	with respect to the remaining 50% of such credit card company debt securities, banks and other financial institutions agreeing with each other to contribute W 5.6 trillion in the aggregate to purchase such debt securities from asset management companies.

      Pursuant to the above measures, we, at the holding company level, injected new capital of W 100 billion in the form of subordinated debt into Shinhan Card in April 2003. In addition, Shinhan Bank agreed to extend the maturities of W 436 billion of credit card company debt securities that we held in April 2003 or that have become due in June 2003 (including W 426 billion of such debt securities we transferred from our trust accounts to our bank accounts). Of the W 5.6 trillion aggregate contribution made by Korean financial institutions to purchase credit card company debt securities held by asset management companies, the portion allocated for Shinhan Bank to purchase was approximately W 263 billion, all of which were repaid as of July 31, 2003. Chohung Bank also agreed to extend the maturities of the W 177 billion of loans and debt securities of credit card companies that it held in April 2003 or that have become due in June 2003. Of the W 5.6 trillion aggregate contribution made by Korean financial institutions to purchase credit card company debt securities held by asset management companies, the portion allocated for Chohung Bank to purchase was approximately W 183 billion, all of which were repaid as of July 31, 2003. See also “— Risks Relating to Government Regulation and Policy — The Korean government may encourage lending to and investment in certain types of borrowers in furtherance of government initiatives, and we may take this factor into account”.

      As of December 31, 2003, we had loans outstanding to credit card companies in the aggregate principal amount of W 455 billion. These are considered performing in accordance with our internal credit rating methodology and therefore we have not recognized a specific loan loss allowance against these. See “Item 4. Information on the Company — Description of Assets and Liabilities — Loans — Loan Concentrations — Exposures to the Credit Card Industry”. To the extent that financial and liquidity difficulties experienced by credit card companies are not resolved on a timely basis, the asset quality of our exposure to credit card companies may become significantly impaired, resulting in losses that are materially adverse to our financial condition and results of operations and capital adequacy.

We have significant exposure to SK Networks, which is experiencing financial difficulties that it concealed through accounting irregularities and which is in a workout program. If this program is not satisfactorily resolved, it may have a material adverse effect on us.

      As of December 31, 2003, our total exposure outstanding to SK Networks (formerly, SK Global) alone was W 827 billion, or 0.64% of our total exposure, consisting of W 492 billion in loans, W 70 billion in debt securities, W 182 in equity securities and W 83 billion in guarantees and acceptances. Of our total loans outstanding to SK Networks, W 21 billion was secured for which we made no allowance for loan losses. For the remaining unsecured loans of W 471 billion, we made allowance for loan losses of W 177 billion. With respect to the guarantees and acceptances outstanding, we made allowances of W 35 billion.

      In the first quarter of 2003, accounting irregularities were discovered at SK Networks to which most commercial banks in Korea, including ourselves, have substantial exposure. These irregularities had concealed the weak financial condition of SK Networks over a period of several years. In March 2003, the principal creditor banks of SK Networks acknowledged that SK Networks is a troubled company subject to formal workout procedures under the Corporate Restructuring Promotion Act of Korea and agreed to postpone the maturity of all domestic credits of SK Networks until June 18, 2003.

      In June 2003, the domestic creditors of SK Networks agreed to a workout program under which the creditors participating in this program will buy out the outstanding credits of the dissenting creditors by providing cash equal to 30% of the outstanding loans, which we did not participate in. In addition, in July 2003, the domestic creditors’ committee and the steering committee of the overseas creditors of SK Networks agreed to a workout program under which the domestic creditors will buy out the outstanding credits of the dissenting foreign creditors by providing cash equal to 43% of the outstanding loans as well as providing a 5% incentive in the form of bonds with warrants. The cash payment are repaid in four installments, two installments of 40% on December 31, 2003 and 30% on March 31, 2004 were paid and, two more of 20% on June 30, 2004 and 10% on September 30, 2004 remain outstanding. The bonds with warrants, which warrants can be exercised in 2005, will be due in April 2008, without any interest, and will be repaid in a one-time payment.

      The terms of the finalized workout program for SK Networks, agreed to by the creditors and SK Corporation, the then largest shareholder of SK Networks, are as follows:

•	maturities of outstanding loans were extended to December 2007;

•	interest on loans were fixed at 5% for unsecured Won-denominated loans and 5.5% for secured loans;

•	foreign currency loans were converted to unsecured Won-denominated loans;

•	approximately W 2.2 trillion of loans were converted into equity interest in SK Networks, consisting of W 850 billion of common shares, W 1,000 billion of redeemable preferred shares and W 380 billion of convertible bonds, with a lock-up until December 2007;

•	Mr. Tae-Won Choi, the chairman of the SK Group, pledged his personal stake in three of the member companies of SK Group to the creditors as collateral; and

•	SK Corporation converted W 850 billion of trade receivables from SK Networks into equity shares.

The debt-to-equity swap by the creditors was preceded by a complete capital write-off by SK Corporation and 7-to-1 capital reduction by minority shareholders on October 25, 2003.

      Both Shinhan Bank and Chohung Bank have decided to participate in the workout program. We believe that participation in the workout program will eventually yield more than the 30% cash buyout proposed for dissenting domestic creditors. At this time, it is difficult to predict how much of our loans to SK Networks will be converted into what percentage of equity securities of SK Networks or whether our loans to SK Networks will be subject to additional restructuring including extension of maturities and reduction of interest rates. However, we do not believe that our participation in the workout program will have any material adverse impact on us or our financial condition. While we believe that the level of our specific allowance for loan losses in respect of SK Networks are adequate to cover losses currently expected from our participation in, and implementation of, the workout program of SK Networks, no assurance can be given that our allowance for loan losses with respect to SK Networks will be sufficient to cover actual future losses.

      We also have exposures to other companies belonging to the SK Group. As of December 31, 2003, our total exposure outstanding to Segae Trading Co. was W 3 billion, consisting of W 3 billion in loans. For the loans, we have made an allowance for loan losses of W 1 billion. In addition, as of December 31, 2003, our total exposure outstanding to SK Corporation, the controlling company of the SK Networks, was W 296 billion, or 0.23% of our total exposure, consisting of W 175 billion in loans, W 63 billion in equity securities, W 25 billion in debt securities and W 33 billion in guarantees and acceptances. We classify loans and guarantees and acceptances to other SK Group companies, including SK Corporation, as performing in accordance with our internal credit rating methodology and therefore no specific allowance is made against these loans or guarantees and acceptances. Our management believes the general allowance of W 705 billion against the performing element of the corporate loan portfolio in total is sufficient to cover any incurred losses within this portfolio, including those loans to companies within the SK Group, including SK Corporation and excluding SK Networks and Segae Trading Co.

      For a more detailed discussion of our exposure to the SK Group as of December 31, 2003, see “Item 4. Information on the Company — Description of Assets and Liabilities — Loans — Loan Concentrations — Exposures to SK Group Companies”.

We have exposure to the largest Korean business conglomerates, known as “chaebols”, and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.

      As a result of the unfavorable financial and economic conditions in Korea, a number of chaebols have experienced and continue to experience financial difficulties. We have significant exposure to chaebols and large corporate borrowers. Of our twenty largest corporate exposures as of December 31, 2003, seven are companies that are members of the twenty-nine largest chaebols in Korea. If the quality of the exposures extended by us to chaebols declines, we would require additional loan loss provisions in respect of loans and would record impairment losses in respect of securities, which would adversely affect our financial condition, results of operations and capital adequacy.

      In particular, we have significant exposures to a number of former Hyundai Group companies, Daewoo Group companies and Ssangyong Group companies, a number of which have been experiencing financial difficulties. In 2001, creditor banks of several former Hyundai Group companies, including Hynix Semiconductor, Hyundai Engineering & Construction, Hyundai Petrochemical, Inchon Oil Refinery and Hyundai

Merchant Marine, agreed to provide financial assistance to these companies by way of additional loans, extensions of maturities of various outstanding obligations, debt-to-equity swap transactions, guarantees of overseas borrowings and injections of additional capital. In addition, restructuring procedures under the Corporate Restructuring Promotion Act were commenced in respect of Hynix Semiconductor and Hyundai Petrochemical.

      As of December 31, 2003, we had total exposure outstanding to Hyundai Merchant Marine, Hyundai Petrochemical, Hynix Semiconductor, Inchon Oil Refinery and Hyundai Engineering & Construction of W 418 billion, W 64 billion, W 253 billion, W 105 billion and W 44 billion, respectively, including W 1 billion, W 189 billion, W 5 billion and W 42 billion of securities of Hyundai Petrochemical, Hynix Semiconductor, Inchon Oil Refinery and Hyundai Engineering & Construction, respectively. As of December 31, 2003, we recorded allowance for loan losses of W 80 billion, W 50 billion and W 71 billion in respect of Hyundai Merchant Marine, Hynix Semiconductor and Inchon Oil Refinery, respectively. Substantially no allowance for loan losses were recorded with respect to our loans and guarantees and acceptances outstanding to Hyundai Engineering & Construction.

      In May 1997, in connection with the financing of US$850 million for the construction of a fabrication plant in Eugene, Oregon of Hyundai Semiconductor America, Hyundai Heavy Industries, Hyundai Merchant Marine and Hyundai Corporation entered into a group support agreement to unconditionally, irrevocably and jointly and severally guarantee the obligations of Hynix Semiconductor. This transaction resulted in a creation of joint and several obligations of these three companies in favor of the creditors of Hynix Semiconductor in the amount of US$850 million, of which US$842 million is currently outstanding, subject to scheduled repayment. Hynix Semiconductor’s failure to perform its obligations under this transaction will trigger this obligation and will give rise to significant liquidity problems and capital requirements for these three companies, further resulting in asset quality deterioration of our total exposure outstanding to these three companies.

      In 1998, Daewoo Motors acquired Ssangyong Motors from the former Ssangyong Group, on condition that certain of the then existing liabilities of Ssangyong Motors be retained by the former Ssangyong Group. In connection with this transaction, nine member companies of the Ssangyong Group assumed in the aggregate W 1.8 trillion, which subsequently resulted in significant increases in interest expense for such companies, further aggravated by a sharp increase in interest rates during the financial crisis of the late 1990’s. Several of the Ssangyong Group companies, including Ssangyong Corporation, Ssangyong Cement Industrial and Ssangyong Engineering & Construction, have experienced significant financial and liquidity difficulties as a result and were subsequently placed under workout programs by their respective creditors. In particular, Chohung Bank is the largest creditor to Ssangyong Corporation and, as such, is the lead creditor bank under the workout program applicable to Ssangyong Group companies. As of December 31, 2003, our total exposure to Ssangyong Corporation and Ssangyong Cement Industrial amounted to W 338 billion and W 241 billion, respectively. Of our total loans and guarantees and acceptances to the Ssangyong Group, W 428 billion was classified as impaired.

      The financial condition of the former Daewoo Group, which was one of the largest chaebols in Korea, has deteriorated over the past several years. In August 1999, the principal creditor banks of the former Daewoo Group commenced formal workout procedures with respect to 12 member companies of the Daewoo Group, including Daewoo Corporation, Daewoo Electronics, Daewoo Heavy Industries, Daewoo Telecom and Ssangyong Motors (acquired by Daewoo Motor in 1998). Currently, many of these companies either are subject to liquidation proceedings or have been liquidated, are under workouts or corporate reorganization proceedings, have been split up into more than one company or are looking for purchasers. As of December 31, 2003, our total exposure to the former members of the Daewoo Group was W 600 billion, including exposures to Ssangyong Motors, Daewoo Electronics Corp., Daewoo Shipbuilding & Marine Engineering and Daewoo Electronics Service of W 156 billion, W 69 billion, W 63 billion and W 30 billion, respectively. Of our total loans and guarantees and acceptances to the Daewoo Group companies, including Ssangyong Motors, Daewoo Electronics Service, Daewoo Motors and Daewoo Telecom, W 269 billion were classified as impaired, for which we made an aggregate allowance for loan losses and guarantees and acceptances of W 95 billion.

      No assurance can be given that our allowance for loan losses with respect to our exposures to these companies will be sufficient to adequately cover any losses arising from this arrangement. In addition, there can be no assurance that other companies of the former Hyundai Group, to which we have outstanding exposures, do not have additional contingent or other obligations outstanding in favor of Hynix Semiconductor, which may have a material adverse effect on such companies and us. The foregoing may result in a material adverse effect on our financial condition and results of operations and capital adequacy. We cannot assure you that the allowances we have established against our exposures to the former Hyundai Group, Daewoo Group and Ssangyong Group companies will be sufficient to cover all future losses arising from these exposures. In addition, with respect to those companies that are in or in the future enter into workout or liquidation proceedings, we may not be able to make any recoveries against such companies. We may, therefore, experience future losses with respect to those loans, which may have a material adverse impact on our financial condition, results of operations and capital adequacy.

      For a more detailed discussion of our exposure to the former Hyundai Group, Ssangyong Group and former Daewoo Group as of December 31, 2003, see “Item 4. Information on the Company — Description of Assets and Liabilities — Loans — Loan Concentrations — Exposures to Former Hyundai Group Companies”, “— Exposures to Ssangyong Group Companies” and “— Exposures to Former Daewoo Group Companies”.

Future financial difficulties of chaebols may adversely affect the credit quality of our small- and medium-sized enterprise customers who serve chaebols.

      Many of the more established small- and medium-sized enterprises, which have been a key focus of our corporate banking activities, have close business relationships with chaebols, primarily as suppliers and subcontractors. Recently, many chaebols have moved and continue to move their production plants or facilities or business operations to China and other countries with lower labor costs and other expenses, which will lead to less business opportunities for small- and medium-sized enterprises resulting in a material adverse impact on their financial condition and results of operations, including their ability to service their debt as they come due. Financial difficulties experienced by our small- and medium-sized enterprises customers, and our less established customers in particular, may have an adverse impact on our financial condition and results of operations.

We have exposure to companies that are currently or may in the future be put in restructuring, and we may suffer losses as a result of additional loan loss provisions required and/or the adoption of restructuring plans with which we do not agree.

      As of December 31, 2003, our total loans and guarantees and acceptances to companies that were under troubled debt restructurings amounted to W 2,186 billion or 2.07% of our total loans and guarantees and acceptances. As of the same date, our allowances for losses on these loans and guarantees and acceptances amounted to W 674 billion, or 30.8% of these loans.

      These allowances may not be sufficient to cover all future losses arising from our exposure to these companies. Furthermore, in the event that any of our borrowers become subject to corporate restructuring procedures, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions holding 75% or more of the total outstanding debt (and 75% or more of the total outstanding secured debt, if the restructuring plan includes the restructuring of existing secured debt) of the borrower, or to dispose of our credits to other creditors on unfavorable terms.

Chohung Bank’s financial condition may deteriorate and may impact its ability to maintain the required minimum capital adequacy ratio.

      Pursuant to the capital adequacy guidelines issued by the Financial Supervisory Commission, which are derived from standards established by the Bank for International Settlements, commercial banks in Korea are required to maintain a minimum Tier I and Tier II capital adequacy ratio of 8% on a consolidated basis where Tier II capital may not be recognized over 100% of Tier I capital. Chohung Bank’s total Tier I and Tier II capital adequacy ratios as of December 31, 2001, 2002 and 2003 were 10.43%, 8.66% and 8.87%, respectively. Chohung Bank estimates that for every W 100 billion decrease in stockholders’ equity or subordinated debt, its capital adequacy ratio will decrease by approximately 0.25%.

      In June 2004, we acquired the remaining 18.85% of the outstanding shares of Chohung Bank that we previously did not own through a cash tender offer followed by a small-scale share swap pursuant to Korean law. This transaction was subject to the rights of dissenting shareholders of Chohung Bank, who had the right to require Chohung Bank to purchase the shares held by such dissenting shareholders at a price determined in accordance with Korean laws and regulations. The number of shares subject to such purchase by Chohung Bank is 66,363,126 shares, amounting to a purchase price of approximately W 204 billion. Chohung Bank is required to reduce its total Tier I and Tier II capital by such purchase price, resulting in an anticipated 0.50% decrease in Chohung Bank’s total Tier I and Tier II capital adequacy ratio.

      The economic crisis in Korea beginning late 1997 has caused deteriorations of the capital levels and capital adequacy position of Chohung Bank. Increased non-performing loans have led to increases in the provisioning for loan losses and declines in the financial condition and the results of operations of Chohung Bank and, as a result have reduced the capital adequacy ratio of Chohung Bank. Any deterioration of the Korean economy as well as any further financial difficulties of Korean corporations or consumers is likely to erode the capital adequacy of Chohung Bank. In addition, deterioration in property and other collateral values may require Chohung Bank to add provisions which would further erode the capital adequacy of Chohung Bank.

      If a bank fails to maintain the required minimum capital adequacy ratios, the Financial Supervisory Commission may impose penalties ranging from a warning to a suspension or revocation of Chohung Bank’s license. No assurance can be given that Chohung Bank’s financial condition and other sources of capital will be sufficient to keep Chohung Bank’s capital adequacy ratios above the minimum required amounts. Also, there can be no assurance that if Chohung Bank requires additional capital, it will be able to obtain, including from our holding company, such capital on favorable terms or at all. In addition, Chohung Bank’s ability to obtain additional capital may be further restricted to the extent Korean banks and banks from other Asian countries are seeking to raise capital at the same time.

The loss of deposit accounts maintained by Korean courts with Chohung Bank may have a material adverse effect on Chohung Bank’s financial position and results of operations.

      Chohung Bank believes that it holds the largest amount of deposits made by litigants and applicants in connection with legal proceedings in Korean courts or by persons involved in disputes. Although Chohung Bank has been involved in this business for more than forty years and has acquired certain competitive advantages and entry barriers in connection therewith, no assurance can be given that Chohung Bank will be able to maintain its competitiveness in this area. The Korean Supreme Court in 1994 opened to other banks the opportunity to establish new sub-branches or branches in newly opened court houses. The Supreme Court may open up competitive bidding to the entire network of sub-branches and branches taking court deposits. If the Supreme Court decides to select a bank for court deposits at all courts through competitive bidding, there can be no assurance that Chohung Bank will be selected. Because court deposits are a low-cost source of funding and Chohung Bank had total court deposits of W 3,887 billion, W 3,872 billion and W 4,205 billion as of December 31, 2001, December 31, 2002 and December 31, 2003, respectively, which accounted for 10.7%, 9.2% and 10.8% of total Won deposits of Chohung Bank as of the same periods, the loss of such business would have a material adverse effect on Chohung Bank’s financial condition and results of operations.

Any deterioration in the asset quality of our guarantees and acceptances will likely have a material adverse affect on our financial condition and results of operations.

      In the normal course of our banking activities, we make various commitments and incur certain contingent liabilities in the form of guarantees and acceptances. Guarantees are recorded as off-balance sheet items in the footnotes to our financial statements and those guarantees that we have confirmed to make payments on become acceptances, which are recorded on the balance sheet. We had aggregate guarantees of

W 7,761 billion, and acceptances of W 2,365 billion as of December 31, 2003. We provide an allowance for losses with respect to guarantees and acceptances as of each balance sheet date. We provided allowances for losses of W 156 billion in respect of the guarantees and W 28 billion in respect of acceptances as of December 31, 2003. If we experience significant asset quality deterioration in our guarantees and acceptances exposures, no assurance can be given that such allowances will be sufficient to cover any actual losses resulting in respect of these liabilities, or that the losses we incur on guarantees and acceptances will not be larger than those experienced on corporate loans.

Risks Relating to Our Strategy

If we are unable to adequately utilize our holding company structure to reap the expected benefits, our future earnings and the prices of our common shares and our American depositary shares may be materially adversely affected.

      We realigned our business structure as a financial holding company in September 2001. We have no prior experience operating in a holding company structure. The success of the holding company structure, which entailed the reorganization and integration of various activities and/or operations of our subsidiaries, depends in part on our ability to realize the anticipated synergies, growth opportunities and cost savings from coordinating and, in certain cases, combining the businesses of our subsidiaries. Our future earnings, as well as the future value of our common shares and our American depositary shares and our ability to compete effectively, may be materially and adversely affected should we fail to achieve the anticipated benefits from the holding company structure or should costs to achieve these benefits be higher than we expect.

      In particular, since each of our subsidiaries have operated independently within the financial holding company structure, the integration of the activities and/or operations of our subsidiaries is likely to require a significant amount of time, financial resources and management attention. To realize the anticipated benefits of the holding company structure, our management must implement a business plan that will effectively coordinate and/or combine activities and/or operations that are diverse in terms of management, compensation and business culture, as well as in terms of some of the products and services they offer and the regions and the customers they serve. If our management is not able to do so, we may not realize the anticipated benefits of the holding company structure on a timely basis, at levels we had expected or at all.

      For risks relating to our acquisition of Chohung Bank, see “— Risks Relating to our Acquisition of Chohung Bank” below.

As a holding company, we are dependant on receiving dividends from our subsidiaries in order to pay dividends on our common shares.

      We are a financial holding company with no operating assets other than the shares of our subsidiaries. Our source of funding and cash flow is dividends from, or disposition of our interests in, our subsidiaries or our cash resources, most of which are currently the result of borrowings. Since our principal asset is the outstanding capital stock of Shinhan Bank and Chohung Bank, our ability to pay dividends on our common shares will mainly depend on dividend payments from Shinhan Bank and Chohung Bank.

      Dividend payments from Shinhan Bank and Chohung Bank to the holding company are subject to the Commercial Code of Korea, the Bank Act and to regulatory limitations, generally based on capital levels and retained earnings, imposed by the various regulatory agencies with authority over Shinhan Bank and Chohung Bank. As of December 31, 2003, Shinhan Bank could declare and pay W 747 billion of dividends to us without the approval of regulatory authorities. In respect of the fiscal year ended December 31, 2003, Shinhan Bank declared and paid dividends of W 244.8 billion to us in March 2004. The ability of Shinhan Bank to pay dividends, however, is always subject to regulatory restrictions if paying dividends would impair its unconsolidated profitability, financial condition or other cash flow requirements, including:

•	Under the Commercial Code of Korea, dividends may only be paid out of distributable income, an amount which is calculated by subtracting the aggregate amount of a company’s paid-in capital and certain mandatory legal reserves from its net assets, in each case as of the end of the prior fiscal year;

•	Under the Bank Act, a bank also is required to credit at least 10% of its net profit to a legal reserve each time it pays dividends on distributable income until such time when this reserve equals the amount of its total paid-in capital; and

•	Under the Bank Act and the requirements promulgated by the Financial Supervisory Commission, if a bank fails to meet its required capital adequacy ratio or otherwise subject to the management improvement measures imposed by the Financial Supervisory Commission, then the Financial Supervisory Commission may restrict the declaration and payment of dividend by such a bank.

      Although Shinhan Bank is considered “well-capitalized” under the Bank Act and the Financial Supervisory Commission requirements, we cannot assure you that Shinhan Bank will continue to meet the criteria under the regulatory guidelines, in which case it may stop paying or reduce the amount of dividends paid to us.

We may need to raise additional capital, and adequate financing may not be available to us on acceptable terms, or at all.

      We may seek additional capital in the near future to fund the growth of our operations, including through mergers and acquisitions, to provide financial support for our subsidiaries, including funds needed to address liquidity difficulties experienced by our credit card subsidiary, to meet minimum regulatory capital adequacy ratios and to enhance our capital levels. We may not be able to obtain additional debt or equity financing, or if available, it may not be in amounts or on terms commercially acceptable to us, it may impose conditions on our ability to pay dividends or grow our business or it may impose restrictive financial covenants on us. If we are unable to obtain the funding we need, we may be unable to continue to implement our business strategy, enhance our financial products and services, take advantage of future opportunities or respond to competitive pressures, all of which could have a material adverse effect on our financial condition and results of operations.

We may not succeed in improving customer service through the introduction of performance-based compensation.

      Our ability to increase our market share in the retail, small- and medium-sized enterprise and credit card segments will depend in part upon our ability to attract and maintain customers through high-quality services. We intend to enhance the quality of our customer service by increasing employee performance measured against the level of customer satisfaction and customer response to our products and services and the quality of the assets and revenues generated. To do so, it may involve the introduction of performance-based compensation. Virtually all employees interfacing with our customers are members of our labor union subject to contracts that do not currently provide for performance-based compensation. To the extent we attempt to implement performance-based compensation, we may face strong resistance from our labor union. Failure of the union to accept or cooperate fully with our new programs may materially adversely affect the implementation of this aspect of our strategy.

Risks Relating to Our Other Businesses

We may incur significant losses from our investment and, to a lesser extent, trading activities due to market fluctuations.

      We enter into and maintain large investment positions in the fixed income markets, primarily through our treasury and investment business. We describe these activities in “Item 4. Information on the Company — Business Overview — Our Principal Activities — Treasury and Securities Investment”. We also maintain smaller trading positions, including securities and derivative financial instruments as part of our banking operations. In each of the product and business lines in which we enter into these kinds of positions, part of our business entails making assessments about financial market conditions and trends. The revenues and profits we derive from many of our positions and related transactions are dependent on market prices. When we own assets such as debt securities, market price declines, including as a result of fluctuating market interest rates, can expose us to losses. If prices move in a way we have not anticipated, we may experience losses. Also, when markets are volatile, characterized by rapid changes in price direction, the assessments we have made may prove to lead to lower revenues or profits, or losses, on the related transactions and positions.

Protracted market declines can reduce liquidity in the markets, making it harder to sell assets and leading to material losses.

      In some of our businesses, protracted market movements, particularly price declines in assets, can reduce the level of activity in the market or reduce market liquidity. These developments can lead to material losses if we cannot close out deteriorating positions in a timely way. This may especially be the case for assets that are not traded on stock exchanges or other public trading markets, such as corporate debt securities issued by Korean companies, including credit card companies, and derivatives contracts, which may have values that we calculate using models other than publicly-quoted prices. For instance, the market value of debt securities in our portfolio as reflected on our balance sheet is determined by references to suggested prices posted by Korean rating agencies. These valuations, however, may differ significantly from the actual value that we may realize in the event we elect to sell these securities. As a result, we may not be able to realize the full “marked-to-market” value at the time of any such sale of these securities and thus may incur additional losses. Monitoring the deterioration of prices of assets like these is difficult and could lead to losses we did not anticipate.

We may generate lower revenue from brokerage and other commission- and fee-based business.

      Market downturns are likely to lead to decline in the volume of transactions that we execute for our customers and, therefore, to decline in our non-interest revenues. In addition, because the fees that we charge for managing our clients’ portfolios are in many cases based on the value of performance of those portfolios, a market downturn that reduces the value of our clients’ portfolios or increases the amount of withdrawals would reduce the revenues we receive from our securities brokerage, trust account management and other asset management services. Even in the absence of a market downturn, below-market performance by our securities, trust account or asset managers may result in increased withdrawals and reduced inflows, which would reduce the revenue we receive from these businesses.

Our Internet banking services are subject to security concerns relating to the commercial use of the Internet.

      We provide Internet banking services to our retail and corporate customers, which require sensitive customer information, including passwords and account information, to be transferred over a secure connection on the Internet. However, connections on the Internet, although secure, are not free from security breach. No assurance can be given that security breach in connection with our Internet banking service will not occur in the future, which may result in significant liability to our customers and third parties and materially and adversely affect our business.

We may experience disruptions, delays and other difficulties from our information technology systems.

      We rely on our information technology systems for our daily operations including billing, effecting online and offline banking transactions and record keeping. We may experience disruptions, delays or other difficulties from our information technology systems, which may have an adverse effect on our business and adversely impact our customers’ confidence in us.

Risks Relating to our Acquisition of Chohung Bank

We may fail to fully realize the anticipated benefits of the acquisition.

      We aim to capitalize over time on the combined strengths of Shinhan Bank and Chohung Bank in terms of market share, product and service mix, customer base and cost efficiencies. Our ability to achieve these benefits during the three-year transition period and after a merger of the two banks is subject to risks and uncertainties, some of which are beyond our control, including:

•	unforeseen or latent risks in the operations or the loan portfolio of Chohung Bank;

•	difficulties in managing the gradual integration of the two businesses during the transition period, including the harmonization of compensation levels and the implementation of a coordinated business plan;

•	difficulties in operating the integrated information technology system, risk management and other systems;

•	difficulties in integrating the managements of the two banks after the anticipated merger;

•	difficulties in putting in place effective cost-cutting measures such as procurement systems and electronic banking systems;

•	difficulties in harmonizing the two corporate cultures; and

•	difficulties in securing and retaining the key personnel of Chohung Bank during the transition period and retaining key personnel after the anticipated merger.

Labor opposition and unrest could delay or disrupt successful integration of Shinhan Bank and Chohung Bank or hinder our ability to realize the anticipated benefits of our acquisition of Chohung Bank.

      Prior to entering into a cooperation understanding with our management, the labor union of Chohung Bank opposed the acquisition, engaging in a strike in mid-June 2003 interrupting Chohung Bank’s operations for five days and causing temporary liquidity problems. Following execution of the acquisition agreements, the labor union of Chohung Bank opposed the selection of Chohung Bank’s new CEO, who was a former executive of Chohung Bank, and attempted to prevent the recommendation committee for the CEO of Chohung Bank from meeting to approve the appointment. Subsequently, the labor union withdrew their objection. Disagreements by the labor union of Chohung Bank regarding integration steps or the full integration or by the labor union of Shinhan Bank regarding the understanding or other aspects of the integration and actions taken to delay or disrupt the process could have a material adverse effect on our ability to realize the anticipated benefits of our acquisition of Chohung Bank and have an adverse effect on our combined results of operations and the price of our common shares or American depositary shares.

Risks Relating to Competition

Competition in the Korean banking industry, in particular in the small- and medium-sized enterprises banking, retail banking and credit card operations, is intense, and we may experience declining margins as a result.

      We compete principally with other nationwide commercial banks in Korea but also face competition from a number of additional sources including regional banks, development banks, specialized banks and branches of foreign banks operating in Korea, as well as various other types of financial institutions, including credit card companies, securities companies and asset management companies. Over the past few years, regulatory reforms and liberalization of the Korean financial markets have led to increased competition among financial institutions in Korea. As the reform of the financial sector continues, foreign financial institutions, many with greater resources than we have, have entered the Korean market. There can be no assurance that we will be able to compete successfully with other domestic and foreign financial institutions or that increased competition will not have a material adverse effect on our financial condition or operating results.

      The Korean commercial banking industry has undergone dramatic changes recently as a number of significant mergers and acquisitions in the industry have taken place. There may be additional consolidation in the Korean commercial banking industry, including Korea’s regional banks in particular. In November 2001, Kookmin Bank and Housing & Commercial Bank, two of the strongest banks in Korea, merged to form Kookmin Bank. The newly merged bank is significantly larger and has more financial resources than us. Also in 2001, Woori Bank restructured itself as a financial holding company and significantly realigned its businesses and products to compete with other larger banks in Korea. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the last few years. In 2002, there was a merger between Hana Bank and Seoulbank. In 2003, Lone Star acquired a controlling interest in Korea Exchange Bank. In 2003, Citibank acquired Koram Bank. At present, these and other banks resulting from mergers or acquisitions may have more financial resources or more experience in providing certain banking or financial services than us. Increased competition and continuing consolidation in the Korean banking industry will lead to decreased margins. There can be no assurance that we will be able to compete successfully with such banks.

      Over the past several years, virtually all Korean banks have adopted a strategy of reducing large corporate exposure and increasing small- and medium-sized enterprises, retail and credit card exposure. As a result, substantially all commercial banks and financial institutions in Korea have focused their business on, and engaged in aggressive marketing campaigns and made significant investments in, these sectors. The growth and profitability of our small- and medium-sized enterprises and retail banking activities and credit card operations may decline as a result of growing market saturation in these sectors, increased interest rate competition, pressure to lower the fee rates applicable to these sectors and higher marketing expenses. In particular, it will be more difficult for us including Chohung Bank to secure new small-and medium-sized enterprise customers, retail and credit card customers with the credit quality and on credit terms necessary to achieve our business objectives.

      An important focus of our business is to increase our fee income in order to diversify our revenue base, in anticipation of greater competition and declining lending margins. To date, except for credit card fees, securities brokerage fees and trust account management fees, we have not generated significant fee revenues. Our focus on generating fee revenue also involves the development of fee business from bancassurance and investment trust management. We recognize, however, that other banks and financial institutions in Korea have recently recognized the same trends and are beginning to focus on increasing their fee income, in particular from bancassurance and investment trust. Recently, several of our competitors have submitted bids to purchase LG Investment & Securities, Daehan Investment & Securities or Korea Investment & Securities. We have no interest in acquiring these businesses. Successful acquisition of these fee generating businesses by our competitors may result in increased competition in the area of investment trust business. Intense competition in the fee-based business will require us to create and market new and innovative products and services in a highly competitive environment. Our failure to do so could adversely affect our future results of operations.

We are highly dependent on short-term funding sources that are susceptible to price competition, which dependence may adversely affect our operations.

      Most of our funding requirements, principally those of Shinhan Bank and Chohung Bank, are met through short-term funding sources, primarily in the form of customer deposits, which are subject to significant price competition. As of December 31, 2003, approximately 92.3% of our total deposits had current maturities of one year or less or were payable on demand. As of December 31, 2003, approximately 92.0% of Chohung Bank’s deposits in Korean Won and approximately 98.9% of Chohung Bank’s deposits in foreign currencies had current maturities of one year or less or were payable on demand. In the past, a substantial portion of such customer deposits has been rolled over upon maturity or otherwise maintained with us, and such short-term deposits have been a stable source of funding over time. For example, of Shinhan Bank’s total time deposits outstanding as of December 31, 2003 with remaining maturities of four months or less, approximately 55.3% were rolled over or otherwise maintained with Shinhan Bank. Of Chohung Bank’s total time deposits maturing during the four months ended December 31, 2003, approximately 57.7% were rolled over or otherwise maintained with Chohung Bank. No assurance can be given, however, that such stable source of funding will continue, including as a result of intense price competition. If a substantial number of depositors fail to roll over deposited funds upon maturity or withdraw such funds from us, our liquidity position could be materially adversely affected, and we may be required to seek more expensive sources of short-term and long-term funds to finance our operations.

Risks Relating to Government Regulation and Policy

We operate in a legal and regulatory environment that is subject to change, which may have an adverse effect on our business, financial condition and results of operations.

      The legal and regulatory framework for the Korean banking industry has continued to undergo significant reforms recently. Historically, regulations of the Korean government included, among other things, establishing lending rates and deposit rates for banks. Regulations also dictated the extent of competition through restrictions on new entrants and on the growth of existing banks, including the opening of new branches. Regulatory reform of the Korean banking industry to date has removed controls on all lending rates and all deposit rates and provided for increased prudential supervision of the financial sector by the Korean government. We believe that the Korean government intends to continue to deregulate the financial sector, by allowing market forces to have a larger role in guiding the development of the industry. However, with respect to provisioning, liquidity and capital adequacy standards, the Government has revised its regulations to implement stricter standards for commercial banks and credit card companies. We expect the regulatory environment in which we operate to continue to be subject to change. There can be no assurance that any future changes will not have an adverse effect on our business, financial condition or results of operations.

Uncertainties surrounding the consumer debt workout programs recently announced by the Korean government may have an impact on our ability to recover and collect on non-performing loans.

      In an effort to resolve the problems caused by consumer credit delinquencies, the Korean government caused the establishment of Hanmaum Financial Company and the Credit Recovery Support Committee on May 20, 2004. Hanmaum Financial is a so-called “bad bank”, a type of private asset management company that acquires non-performing assets from banks and other financial institutions for the purpose of providing long-term financial aid to certain qualified delinquent consumers who apply for this program to enable them to pay off their financial debts. Upon application, Hanmaum may grant a loan with a maturity of up to eight years (and repayable at anytime before maturity), at an interest rate per annum of 6%, after collecting 3% or 6% of the debt amount in advance from the individual. Banks and financial institutions are required to provide the full amount of any non-performing debt outstanding against an individual or any remaining unpaid amounts on such non-performing debt after repayment made through loans received from Hanmaum Financial as in-kind contribution to Hanmaum Financial in return for cash, preferred stock or deferred stock. At this time, we cannot accurately predict the number of applicants and amounts subject to this program. To the extent Hanmaum Financial achieves less-than-expected level of collection of, and recovery on, non-performing assets, commercial banks and credit card companies, including Shinhan Bank, Chohung Bank and Shinhan Card, may realize less gains from recoveries. Such financial aid shall be offered only for a limited period of time, which is, for the time being, three months starting May 17, 2004.

      Unlike the “bad bank” program that provides loans directly to consumers, the Credit Recovery Support Committee has adopted an individual workout program. For delinquent consumers who are deemed to be capable of repaying their debts, the Credit Recovery Support Committee will, pursuant to an agreement with the creditor financial institution, provide such consumers an opportunity to repay in installments, provide a repayment grace period, reduce their debt amount or extend the maturity date of the debt. Currently, approximately 160 financial institutions, including banks and insurance companies, are parties to the Credit Recovery Support Agreement, pursuant to which such financial institutions, have agreed to provide such support described above to those consumers who meet certain qualifications. To the extent that amounts of non-performing assets subject to these programs are significant and collection on such assets are unsuccessful, these consumer debt workout programs and uncertainties surrounding them may result in an adverse effect on our ability to recover and collect on such assets. See “Item 4. Information on the Company — Business Overview — Our Principal Activities — Credit Card Services”.

Structural reforms occurring in the Korean economy and financial sector may have a substantial impact on our business.

      In response to the financial and economic downturn in Korea in 1997 and 1998, the Korean government announced and implemented a series of comprehensive policy packages to address structural weaknesses in the Korean economy and the financial sector, which included the mergers and restructurings of a number of banks. We expect that these comprehensive policy packages will continue to have a substantial impact on our business. The government has indicated that it may advocate further mergers or restructurings involving other commercial banks and financial institutions in the Korean financial sector. Such mergers or restructurings may create larger banks and financial institutions that may pose a competitive threat and in turn have an adverse impact on our business, financial condition and results of operations.

The Financial Supervisory Commission may impose burdensome measures if it deems us or our operating subsidiaries to be financially unsound.

      If the Financial Supervisory Commission deems our financial condition, including the financial conditions of our operating subsidiaries, to be unsound or if our operating subsidiaries or we fail to meet the applicable requisite capital ratio or the capital adequacy ratio, as the case may be, set forth under Korean law, the Financial Supervisory Commission may order, among other things, at the level of the holding company or a subsidiary, capital increases or reductions, stock cancellations or consolidations, transfers of business, sales of assets, closures of branch offices, mergers with other financial institutions, or suspensions of a part or all of our business operations. If any of such measures are imposed on us or our operating subsidiaries by the Financial Supervisory Commission as a result of poor financial condition or failure to comply with minimum capital adequacy requirements or otherwise, such measures may materially harm our business and adversely affect the price of our common shares or our American depositary shares.

The Korean government may encourage lending to and investment in certain types of borrowers in furtherance of government initiatives, and we may take this factor into account.

      The Korean government has encouraged and may in the future encourage lending to or investment in the securities of certain types of borrowers and other financial institutions in furtherance of government initiatives. The Korean government, through its regulatory bodies such as the Financial Supervisory Commission, has in the past announced lending policies to encourage Korean banks and financial institutions to lend or make investments in particular industries or customer sectors, and, in certain cases, has provided lower cost funding through loans made by the Bank of Korea for further lending to specific customer sectors, such as the small- and medium-sized enterprises. The Korean government has in this manner encouraged commercial banks to step in to provide credit card companies with additional liquidity. While all loans or securities investments will be reviewed in accordance with our credit review policies or internal investment guidelines and regulations or those of Chohung Bank, as the case may be, we, on a voluntary basis, may factor the existence of such policies and encouragements into consideration in making loans or securities investments. However, the ultimate decision whether to make loans or securities investments always remains with us based on our credit approval procedures and our risk management system, independently of government policies.

Risks Relating to Korea and the Global Economy

Unfavorable financial and economic conditions in Korea and worldwide have had and will in the future continue to have a material adverse impact on our asset quality, liquidity and financial performance.

      Economic conditions in Korea, elsewhere in Asia (including China), in the United States and elsewhere in the world materially affect our business. Financial turmoil in Asia in the late 1990’s adversely affected the Korean economy and in turn Korean financial institutions. In addition, investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including Korea. In addition, as recently acknowledged by the Korean government, the Korean economy has been experiencing a recession which had and is expected to continue to have a material impact on our operations.

      Developments that could hurt Korea’s economy in the future include, among other things:

•	failure of restructuring of chaebols, including financial difficulties experienced by SK Networks and other SK Group companies, and accounting irregularities of and regulatory proceedings against chaebols, together with its negative effect on the Korean financial markets and on the small- and medium-sized enterprises market;

•	volatility in commodity prices (including oil prices), exchange rates, interest rates, stock markets or foreign currency reserves;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•	continued adverse developments in the economies of countries to which Korea exports goods and services (such as the United States, China and Japan), or in emerging market economies in Asia or elsewhere;

•	social and labor unrest resulting from lay-offs, increasing unemployment and lower levels of income;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that together could lead to an increased government budget deficit; and

•	a deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy.

      Deterioration in the Korean economy can also occur as a result of deterioration in the global economic conditions. The worldwide economy has been in a slump since the beginning of 2001, as the United States and other G8 countries have experienced recessionary conditions which have been exacerbated by the terrorist attacks in the United States on September 11, 2001 and the impact of Severe Acute Respiratory Syndrome, or SARS, on global exports or GDP growth rates. Any prolonged stagnation or future deterioration in global economic conditions would continue to have an adverse impact on the Korean economy. A significant adverse change in the Korean economy or a loss of investor confidence in the financial systems of emerging and other markets could have an adverse effect on us and the market price of our common shares or our American depositary shares.

Tensions with North Korea could have an adverse effect on us and the price of our common stock and our American depositary shares.

      Relations between Korea and North Korea have been tense over most of Korea’s history. The level of tension between the two Koreas has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea and increasing hostility between North Korea and the United States. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency, and has reportedly resumed activity at its Yongbyon power plant. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, demanding that the United States sign a non-aggression pact as a condition to North Korea dismantling its nuclear program. In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held multilateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program. While the talks concluded without resolution, participants in the August meeting indicated that further negotiations may take place in the future and, in February 2004, six party talks resumed in China. Any further increase in tensions, resulting for example from a break-down in contacts or an outbreak in military hostilities, could hurt our business, results of operations and financial condition and could lead to a decline in the price of our common stock and our American depositary shares.

Labor unrest may adversely affect the Korean economy and our operations.

      During 1998 and 1999, there were large-scale protests and labor strikes in Korea. In July 2000, the Korean Financial Industry Union, which represents the employees of over 30 financial institutions, urged its members to participate in a strike to express their opposition to mergers of the banks and the possibility of further layoffs, when the Korean government announced its plan to implement the second phase of restructuring the Republic’s banks, including the promulgation of a law which allows the formation of financial holding companies. The strike subsequently was cancelled after the Korean government and the union leaders reached an agreement whereby the Korean government would not require mandatory bank mergers. In December 2000, members of the Kookmin Bank and H&CB labor union participated in a strike that lasted seven days, opposing the contemplated merger between the two banks. Although we believe that our relationship with our labor unions is good, 76.9% of our full-time employees are members of the labor unions of our subsidiaries. No assurance can be given that further acquisitions or restructuring of our holding company structure will not meet labor union resistance and possible labor disputes.

      In May 2003, truck drivers of the Korean Cargo Workers Federation of the Korean Confederation of Trade Unions went on strike and blockaded the land routes to major steel mills in Korea, a fundamental driver of the Korean economy, and also blockaded two major ports in Kwangyang and Busan resulting in significant disruptions to physical distribution and import and export activities in Korea. This strike was peacefully resolved soon thereafter. In late August 2003, the Korean Confederation of Trade Unions again called for a nationwide strike which lasted for several months. Similar events in the future could have a material adverse effect on the Korean economy and our operations.

      Continuing labor unrest could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could affect the financial conditions of Korean companies in general, depressing the prices of securities on the Korea Stock Exchange, the value of unlisted securities and the value of the Won relative to other currencies. Such developments would likely have an adverse effect on our financial condition, results of operations and capital adequacy.

Risks Relating to Our American Depositary Shares

There are restrictions on withdrawal and deposit of common shares under the depositary facility.

      Under the deposit agreement, holders of shares of our common stock may deposit those shares with the depositary bank’s custodian in Korea and obtain American depositary shares, and holders of American depositary shares may surrender American depositary shares to the depositary bank and receive shares of our common stock. However, under current Korean laws and regulations, the depositary bank is required to obtain our prior consent for the number of shares to be deposited in any given proposed deposit which exceeds the difference between (1) the aggregate number of shares deposited by us for the issuance of American depositary shares (including deposits in connection with the initial and all subsequent offerings of American depositary shares and stock dividends or other distributions related to these American depositary shares) and (2) the number of shares on deposit with the depositary bank at the time of such proposed deposit. We have consented to the deposit of outstanding shares of common stock as long as the number of American depositary shares outstanding at any time does not exceed 20,216,314. As a result, if you surrender American depositary shares and withdraw shares of common stock, you may not be able to deposit the shares again to obtain American depositary shares.

The value of your investment may be reduced by future sales of our common stock or our American depositary shares by the Korea Deposit Insurance Corporation or BNP Paribas, by other stockholders or holders of American depositary shares or by us.

      Korea Deposit Insurance Corporation owns redeemable convertible preferred shares convertible into shares of our common stock representing approximately 12.64% of our total shares of common stock as of the date hereof. BNP Paribas currently owns approximately 4.39% of our outstanding shares (or 3.83% on a fully diluted basis taking into account the conversion of redeemable convertible preferred shares of Korea Deposit Insurance Corporation). Currently, we do not know when, how, or what percentage of, our redeemable convertible preferred shares will be converted by Korea Deposit Insurance Corporation and when, how or what percentage of our shares Korea Deposit Insurance Corporation will dispose of upon conversion or BNP Paribas will dispose of our shares, or to whom such shares will be sold. As a result, we cannot currently predict the impact of such sales on us.

In certain cases, we must obtain the consent of the Korea Deposit Insurance Corporation to declare and pay dividends on our shares or our American depositary shares. If Korea Deposit Insurance Corporation declines to give such consent, holders of American depositary shares may be adversely affected.

      Pursuant to the terms of the Investment Agreement, we are required to obtain the consent of the Korea Deposit Insurance Corporation, to the extent permitted under applicable law, in order to declare and pay dividends on our common shares in excess of W 750, representing 15% of par value (W 5,000), if our net income under Korean GAAP is below W 800 billion in a given fiscal year and any of the Redeemable Preferred Stock and Redeemable Convertible Preferred Stock are outstanding. Failure to obtain the consent of the Korea Deposit Insurance Corporation in such instances may lead to payment of dividends at a level that is lower than expected and may adversely affect the price of our common shares and our American depositary shares and further adversely affect the interest of our shareholders, including the holders of our American depositary shares.

Ownership of our shares is restricted under Korean law.

      Under the Financial Holding Company Act of Korea, any single shareholder (together with certain persons in a special relationship with such shareholder) may acquire beneficial ownership of only up to 10% of the total issued and outstanding shares with voting rights of a bank holding company controlling nationwide banks such as us. The Korean government and the Korea Deposit Insurance Corporation are exempt from this limit. Furthermore, certain non-financial business group companies (i.e., (i) any same shareholder group with aggregate net assets of all non-financial business companies belonging to such group of not less than 25% of the aggregate net assets of all members of such group; (ii) any same shareholder group with aggregate assets of all non-financial business companies belonging to such group of not less than W 2 trillion; or (iii) any mutual fund in which a same shareholder group identified in (i) or (ii) above owns more than 4% of the total shares issued and outstanding of such mutual fund) may not acquire beneficial ownership in us in excess of 4% of our outstanding voting shares, provided that such non-financial business group companies may acquire beneficial ownership of up to 10% of our outstanding voting shares with the approval of the Financial Supervisory Commission under the condition that such non-financial business group companies will not exercise voting rights in respect of such shares in excess of the 4% limit. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Restriction on Financial Holding Company Ownership”. To the extent that the total number of shares of our common stock that you and your affiliates own together exceeds such limit, you will not be entitled to exercise the voting rights for the excess shares, and the Financial Supervisory Commission may order you to dispose of the excess shares within a period of up to six months. Failure to comply with such an order would result in a fine of up to W 50 million.

Holders of American depositary shares will not have preemptive rights in certain circumstances.

      The Commercial Code of Korea and our articles of incorporation require us, with some exceptions, to offer shareholders the right to subscribe for new shares in proportion to their existing ownership percentage whenever new shares are issued. If we offer any rights to subscribe for additional shares of our common stock or any rights of any other nature, the depositary bank, after consultation with us, may make the rights available to you or use reasonable efforts to dispose of the rights on your behalf and make the net proceeds available to you. The depositary bank, however, is not required to make available to you any rights to purchase any additional shares unless it deems that doing so is lawful and feasible and:

•	a registration statement filed by us under the US Securities Act of 1933, as amended, is in effect with respect to those shares; or

•	the offering and sale of those shares is exempt from or is not subject to the registration requirements of the US Securities Act.

      We are under no obligation to file any registration statement with the U.S. Securities and Exchange Commission. If a registration statement is required for you to exercise preemptive rights but is not filed by us, you will not be able to exercise your preemptive rights for additional shares and you will suffer dilution of your equity interest in us.

Your dividend payments and the amount you may realize upon a sale of your American depositary shares will be affected by fluctuations in the exchange rate between the Dollar and the Won.

      Investors who purchase the American depositary shares will be required to pay for them in U.S. dollars. Our outstanding shares are listed on the Korea Stock Exchange and are quoted and traded in Won. Cash dividends, if any, in respect of the shares represented by the American depositary shares will be paid to the depositary bank in Won and then converted by the depositary bank into Dollars, subject to certain conditions. Accordingly, fluctuations in the exchange rate between the Won and the Dollar will affect, among other things, the amounts a registered holder or beneficial owner of the American depositary shares will receive from the depositary bank in respect of dividends, the Dollar value of the proceeds which a holder or owner would receive upon sale in Korea of the shares obtained upon surrender of American depositary shares and the secondary market price of the American depositary shares. The average of the Won to dollar exchange rates, based on the Noon Buying Rates, were W 1,292.00, W 1,250.31 and W 1,192.08 per US$1.00 in 2001, 2002 and 2003.

If the government deems that certain emergency circumstances are likely to occur, it may restrict the depositary bank from converting and remitting dividends in Dollars.

      If the government deems that certain emergency circumstances are likely to occur, it may impose restrictions such as requiring foreign investors to obtain prior government approval for the acquisition of Korean securities or for the repatriation of interest or dividends arising from Korean securities or sales proceeds from disposition of such securities. These emergency circumstances include any or all of the following:

•	sudden fluctuations in interest rates or exchange rates;

•	extreme difficulty in stabilizing the balance of payments; and

•	a substantial disturbance in the Korean financial and capital markets.

      The depositary bank may not be able to secure such prior approval from the government for the payment of dividends to foreign investors when the government deems that there are emergency circumstances in the Korean financial markets.

Holders of American depositary shares may be required to pay a Korean securities transaction tax upon withdrawal of underlying common shares or the transfer of American depositary shares.

      Under Korean tax law, a securities transaction tax (including an agricultural and fisheries special surtax) is imposed on transfers of shares listed on the Korea Stock Exchange, including our common shares, at the rate of 0.3% of the sales price if traded on the Korea Stock Exchange. According to a tax ruling recently issued by Korean tax authorities, securities transaction tax of 0.5% of the sales price could be imposed on the transfer of American depositary shares unless American depositary shares are listed or registered on the New York Stock Exchange, Nasdaq National Market or other foreign exchanges that may be designated by the Ministry of Finance and Economy, and transfer of American Depositary shares takes place on such exchange. At this time, it is unclear as to when the Korean government will begin to enforce the imposition of such securities transaction tax. See “Item 10. Additional Information — Taxation — Korean Taxation”.

Other Risks

We do not prepare interim financial information on a U.S. GAAP basis.

      We, including our subsidiaries such as Shinhan Bank and Chohung Bank, are not required to and do not prepare interim financial information on a U.S. GAAP basis. U.S. GAAP differs in significant respects from Korean GAAP, particularly with respect to the establishment of provisions and loan loss allowance. See “Item 5. Operating and Financial Review and Prospects — Selected Financial Information under Korean GAAP” and “— Reconciliation with Korean Generally Accepted Accounting Principles”. As a result, provision and allowance levels reflected under Korean GAAP in our results for the three months ended March 31, 2003 and 2004 may differ significantly from comparable figures under U.S. GAAP for these and future periods.

We are generally subject to Korean corporate governance and disclosure standards, which differ in significant respects from those in other countries.

      Companies in Korea, including us, are subject to corporate governance standards applicable to Korean public companies which differ in many respects from standards applicable in other countries, including the United States. As a reporting company registered with the Securities and Exchange Commission and listed on the New York Stock Exchange, we are, and in the future will be, subject to certain corporate governance standards as mandated by the Sarbanes-Oxley Act of 2002. However, foreign private issuers, including us, are exempt from certain corporate governance requirements under the Sarbanes-Oxley Act or under the rules of the New York Stock Exchange. For significant differences, see “Item 6. Directors, Senior Management and Employees — Corporate Governance”. There may also be less publicly available information about Korean companies, such as us, than is regularly made available by public or non-public companies in other countries. Such differences in corporate governance standards and less public information could result in less than satisfactory corporate governance practices or disclosure to investors in certain countries.

You may not be able to enforce a judgment of a foreign court against us.

      We are corporations with limited liability organized under the laws of Korea. Substantially all of our directors and officers and other persons named in this document reside in Korea, and all or a significant portion of the assets of our directors and officers and other persons named in this document and substantially all of our assets are located in Korea. As a result, it may not be possible for holders of the American depository shares to effect service of process within the United States, or to enforce against them or us in the United States judgments obtained in United States courts based on the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the United States federal securities laws.

Item 4.	Information on the Company

HISTORY AND DEVELOPMENT OF SHINHAN FINANCIAL GROUP

Introduction

      We are the largest financial holding company in Korea on the basis of total assets, total deposits and stockholders’ equity. We were formed in 2001 as the holding company for Shinhan Bank and related financial services companies. On August 19, 2003, we acquired 80.04% of Chohung Bank and plan to merge its operations with those of Shinhan Bank after a three-year transition period. As of December 31, 2003, based on asset size published by the Financial Supervisory Commission, Shinhan Bank was the fourth largest bank in Korea, with total assets of W 70,071 billion (US$58,785 million) and Chohung Bank was the sixth largest bank in Korea, with total assets of W 59,228 billion (US$49,688 million). From this expanded platform, we serve all major components of the corporate and retail banking and financial services markets. In the corporate sector, we serve the large corporate community, established and developing small- and medium- sized enterprises as well as certain small unincorporated businesses. In the retail sector, we provide mortgages and home equity finance as well as general unsecured consumer lending to retail customers ranging from high net worth customers to the mass retail market. Both Shinhan and Chohung Bank have credit card operations with approximately 2,773,000 and approximately 3,205,000 cardholders as of December 31, 2003. Through our banking and non-banking subsidiaries, we engage in a comprehensive range of related financial services including securities brokerage, investment banking, investment trust management and bancassurance. We have also entered into joint ventures with BNP Paribas, our shareholder, in the areas of investment trust management and bancassurance to bring an international perspective to these operations.

      Through Shinhan Bank and Chohung Bank, we operate the second largest nationwide branch network in Korea with 420 branches in the Seoul and its metropolitan area, 325 branches in Kyunggi Province and six major cities in Korea and 166 branches throughout the rest of the country. As of December 31, 2003, Shinhan Bank and Chohung Bank combined (not taking into account overlap in customers) had over 230,000 corporate deposit customers and over 14.7 million retail deposit customers with an aggregate average deposit of W 52,555 billion. This combined customer base provides us with a large, stable and cost effective core funding base, and access to an established corporate and retail customer base to whom we can market the full range of our financial products and services.

History and Organization

      On September 1, 2001, we were formed as a financial holding company under the Financial Holding Company Act of Korea, by acquiring all of the issued shares of the following companies from the former shareholders in exchange for shares of our common stock:

•	Shinhan Bank, a nationwide commercial bank;

•	Shinhan Securities Co., Ltd., a securities brokerage company;

•	Shinhan Capital Co., Ltd., a leasing company; and

•	Shinhan Investment Trust Management Co., Ltd., an investment trust management company.

      Shinhan Bank and Shinhan Securities were previously listed on the Korea Stock Exchange and Shinhan Capital was previously registered with Korea Securities Dealers Association Automated Quotation, or KOSDAQ, whereas Shinhan Investment Trust Management was privately held. On September 10, 2001, we listed the common stock of our holding company on the Korea Stock Exchange.

      In December 2001, we concluded an agreement with our strategic partner and our largest shareholder, the BNP Paribas Group, pursuant to which BNP Paribas purchased a 4.0% equity interest in us. In September 2003, BNP Paribas increased its equity interest in us to 4.61%. Following the issuance of additional shares of common stock by us in connection our acquisition of shares of Chohung Bank’s common stock that we previously did not own in June 2004, BNP Paribas currently owns 4.39% of our shares of common stock (or

3.83% on a fully diluted basis taking into account the conversion of redeemable convertible preferred shares of Korea Deposit Insurance Corporation).

      In April 2002, we acquired a 51% equity stake in Jeju Bank, a regional bank incorporated in 1969 to engage in commercial banking and trust business.

      During 2002, through a series of transactions, we acquired 31.7% of common stock (or 30.7% of voting equity securities) of Good Morning Securities. Subsequently, we merged Shinhan Securities into Good Morning Securities and renamed it Good Morning Shinhan Securities Co., Ltd.. As of December 31, 2002, following the foregoing transactions, we effectively owned 60.5% of Good Morning Shinhan Securities.

      On June 4, 2002, the credit card division of Shinhan Bank was spun off and established as our wholly-owned subsidiary, Shinhan Card Co., Ltd..

      Shinhan Credit Information Co., Ltd. was established on July 8, 2002 as our wholly-owned subsidiary, which engages in the business of debt collection and credit reporting. On June 9, 2003, we sold a 49% interest in Shinhan Credit Information to LSH Holdings L.L.C., a wholly-owned subsidiary of Lone Star Fund, and converted Shinhan Credit Information into a joint venture with Lone Star Fund. In the first half of 2004, the Financial Supervisory Service conducted an audit into the activities of this joint venture, with a focus on the operations and collection activities of Lone Star and held such operations and activities to be inconsistent with Korean law applicable to credit collection. On May 21, 2004, we terminated this joint venture and bought back Lone Star’s 49% ownership in Shinhan Credit Information. The number of shares acquired was 294,000 shares, representing 49% of total outstanding shares, of Shinhan Credit Information at the acquisition cost of W 1,529,165,735. As a result of this buy-back transaction, our equity ownership in Shinhan Credit Information increased from 51% to 100%.

      On August 9, 2002, we signed a joint venture agreement with BNP Paribas Asset Management, the asset management arm of BNP Paribas, in respect of Shinhan Investment Trust Management. On October 24, 2002, we sold to BNP Paribas Asset Management 3,999,999 shares of Shinhan Investment Trust Management, representing 50% less one share, which was subsequently renamed Shinhan BNP Paribas Investment Trust Management Co., Ltd.

      On October 1, 2002, SH&C Life Insurance Co., Ltd., a bancassurance joint venture, was established under a related joint venture agreement with Cardif S.A., the bancassurance subsidiary of BNP Paribas.

      On August 19, 2003, we acquired 80.04% of common shares of Chohung Bank, a nationwide commercial bank in Korea. See “— Our Acquisition of Chohung Bank.” In December 2003, we acquired an additional 1.11% of common shares of Chohung Bank. In June 2004, we acquired the common shares of Chohung Bank that we previously did not own, which were 135,548,285 shares, or 18.85% of total common shares of Chohung Bank outstanding as of December 31, 2003, through a cash tender offer followed by a small-scale share swap under Korean law. As a result, we own 100% of Chohung Bank as of the date hereof. We plan to delist the common shares of Chohung Bank from the Korea Stock Exchange in the near future.

      As a result of our acquisition of Chohung Bank, we also acquired the following subsidiaries of Chohung Bank.

      Chohung Investment Trust Management Co., Ltd. was established in 1988 and engages in investment management services. In 1997, the company changed its name from Chohung Investment Management Co., Ltd. to Chohung Investment Trust Management Co., Ltd. As of December 31, 2003, its capital stock amounted to W 45 billion of which Chohung Bank owns 79.77%.

      Chohung Finance Ltd., Hong Kong is a subsidiary of Chohung Bank engaged in various merchant banking activities in Hong Kong. As of December 31, 2003, its capital stock amounted to US$15 million, of which Chohung Bank owns 99.99%.

      CHB America Bank is a wholly-owned subsidiary of Chohung Bank created through a merger of Chohung Bank of New York and California Chohung Bank in March 2003. It offers full banking services to

Korean residents in New York and in California. As of December 31, 2003, CHB America Bank’s capital stock amounted to US$14 million.

      Chohung Bank (Deutschland) GmbH was established in 1994 as a wholly-owned subsidiary of Chohung Bank. As of December 31, 2003, its capital stock amounted to EUR 15,339 thousand.

      As of the date hereof, we had eleven direct and eight indirect subsidiaries. The following diagram shows our organization structure as of the date hereof:

      With the exception of Shinhan Finance Limited and Chohung Finance Ltd., Hong Kong, which are incorporated in Hong Kong, CHB America Bank and Good Morning Shinhan Securities USA Inc., which are incorporated in the United States, Good Morning Shinhan Securities Europe Ltd., which is incorporated in London, United Kingdom, and Chohung Bank (Deutschland) GmbH, which is incorporated in Germany, all of our other subsidiaries are incorporated in Korea.

      Our legal name is Shinhan Financial Group Co., Ltd. and commercial name is Shinhan Financial Group. Our registered office and principal executive offices are located at 120, 2-Ga, Taepyung-Ro, Jung-gu, Seoul 100-102, Korea. Our telephone number is 82-2-6360-3000. Our agent in the United States, Shinhan Bank, New York branch, is located at 800 Third Avenue, 32nd Floor, New York, NY 10022, U.S.A. Our agent’s telephone number is (212) 371-8000.

Our Strategy

      Since our holding company establishment in 2001, we have actively realigned our market position in an ever-changing environment of the Korean banking and financial industry. In particular, with our acquisition of Chohung Bank in 2003, we have emerged as the second largest financial institutions in terms of assets and distribution network in Korea. With the acquisition of Chohung Bank, we believe that we have completed our reconfiguration of our corporate structure in the area of commercial banking.

      Our vision is to enhance shareholder value by securing a solid position as the leading provider of total financial solutions in Korea by achieving global standards in corporate governance, operational efficiencies and integration of process and services. To this end, we are focusing, in the medium term, on the integration of our banking operations, through the use of strategic initiative projects called “One Bank” and “New Bank”, to create total financial solutions by providing the full range of financial products and services meeting the needs of both corporate and retail customers. To achieve this vision, we are implementing and will continue to implement the following strategies:

      Creating synergies within our holding company structure. Since our reconfiguration into a holding company structure in 2001, we have focused on achieving synergy through cross-selling of products and services. Shinhan Bank, Chohung Bank and Good Morning Shinhan Securities are assuming the roles of primary distribution channel while the rest of our non-bank subsidiaries are focusing on developing competitive products and services. Examples of our principal products for cross-selling in the retail segment include bancassurance, credit cards, beneficiary certificates and “Financial Network Accounts”, which are integrated accounts for banking and brokerage services. In the corporate segment, Good Morning Shinhan Securities provide finance services to corporate customers of both Shinhan Bank and Chohung Bank, which services include underwriting of initial public offerings, asset securitization, M&A advisory and issuance of debt or equity securities.

      Enhancing the core competency of our operating subsidiaries. In order to provide the highest quality products and services from each of our banking and financial businesses, we intend to focus on enhancing the core competency of each of our operating subsidiaries by taking the following initiatives:

•	in commercial banking, we have sought to achieve economies of scale by acquiring Chohung Bank, enabling us to, among other things, capitalize on greater mass market penetration and large corporate portfolio as a complement to Shinhan Bank’s greater emphasis on small- and medium-sized enterprises and high net worth individuals.

•	in securities brokerage services, we have sought to achieve economies of scale and enhance brand image through our acquisition of Good Morning Securities.

•	in credit cards, we have focused on and will continue to focus on improved credit initiation through higher credit scoring requirements, risk management through continued credit scoring reviews and improved collection results through coordinated call centers and increased collection staff, as well as enhanced marketing.

•	in areas where we lack core competency as compared to the leading global financial institutions, we will continue to expand our relationships through affiliations and business cooperation with world class financial institutions such as BNP Paribas and Macquarie.

      Establishing and Consolidating the One Portal Network. In order to provide total financial solutions to our customers on a real-time basis, we are continuing to develop our one portal network. The one portal network refers to the ability of a corporate or retail customer to have access to our total financial solutions through any single point of contact with our group. In furtherance of this strategy, we have been implementing and will continue to implement the following initiatives:

•	integrating our physical and online distribution channels to offer products and services developed by all of our operating subsidiaries and businesses, including as follows:

•	making banking, securities brokerage, insurance and other services available at each branch;

•	enabling online cross access between commercial banking and our online securities brokerage service; and

•	integrating the customer service call centers for our commercial banking, credit card and securities brokerages services.

•	focusing on retail and corporate customers with total financial solutions designed to meet their respective needs and utilizing specialized branches to provide convenient access and trained employees to offer and provide relevant products and services, including as follows:

•	in retail banking, utilizing private banking centers to provide high net worth customers convenient access to total financial solutions that link banking to brokerage services, asset management and insurance; as well as penetrating the mass market penetration by enhancing brand and customer loyalty through focus on cross selling of products and strengthened customer relationship management;

•	in corporate banking, expanding and enhancing the capabilities of our large corporate and small- and medium-sized enterprises specialist branch network and leveraging our increased large corporate customer base to provide total financial solutions that combine banking and non-banking financial products, such as asset backed securities, structured finance, M&A advice; syndication and equity derivatives, acting more as a financial advisor for larger, well established small- and medium-sized enterprises by providing underwriting, rights offerings and offering related investment banking services in addition to lending, deposit and foreign exchange products and services and focusing on investment in corporate debt securities and initial public offerings for smaller businesses;

•	developing and promoting integrated financial products customized to meet the needs and demands of our customer segments, such as Financial Network Accounts that combine banking services and securities brokerage services or that combine credit card services and securities brokerage services and Safe Loans that combine banking services and insurance services.

•	enhancing customer loyalty by offering an “All Plus Points System” that combines customers’ banking, securities and credit card activities in a single report from which certain customer benefits are awarded.

•	developing joint products and services and joint sales support and enhancing cross-selling by sharing customer information through integrated data-warehousing and customer relationship management systems.

      Achieving Cost Efficiency from our Holding Company Structure. We intend to achieve cost efficiency and to achieve maximum benefit from our holding company structure by:

•	preventing overlapping investments in solution development, information technology related investments, new investments in distribution channels, hiring and training of employees; and

•	identifying and realizing synergies such as combined information technology, call centers and shared customer services, distribution channels and new products and services;

      Introducing a Performance-based Culture. In order to promote a customer oriented group culture, we intend to measure and reward employee performance in relation to the level of customer satisfaction reflected in customer response to our products and services, including products and services offered as part of our cross-selling efforts, and the quality of the assets and revenues generated.

OUR ACQUISITION OF CHOHUNG BANK

Purpose of the Acquisition

      Through the acquisition, our Board of Directors expects primarily to achieve greater scale and market share, and secure stronger distribution channels to fulfill the advantages of our holding company model. Prior to the acquisition, Shinhan Bank was the fifth largest bank in Korea in terms of assets as of December 31, 2002. The acquisition of Chohung Bank placed us second in terms of assets. With these substantially enhanced resources, we constitute a broad-based nationwide financial services platform that enjoys a leadership position in the retail, corporate and small- and medium-sized enterprise banking sectors, as well as enhances our position in related financial services segments, including credit card, securities brokerage and investment trust management services. The acquisition has also enhanced our ability to optimize funding costs with a larger core deposit base and greater leverage in product sourcing. Through the acquisition, our Board of Directors is also hoping over time to benefit from synergies associated with combining and integrating the resources of Shinhan Bank and Chohung Bank, including combined information technology platforms, branch specialization, banking product and service development and the expansion and development of related financial services such as bancassurance and investment banking.

      In reaching these judgments, our Board of Directors took into account, on Korean GAAP basis, increases as of and for the year ended December 31, 2002 in the following items resulting from the acquisition of Chohung Bank:

•	total assets (from W 60 trillion to W 128 trillion; second largest in Korea), total loans (from W 41 trillion to W 89 trillion; second largest in Korea), deposits (from W 37 trillion to W 83 trillion; second largest in Korea), branches (from 334 to 780; second largest in Korea) and assets under management (from W 5 trillion to W 12 trillion; sixth largest in Korea);

•	based on our estimates (and defining the market as the sum of eight largest financial institutions in Korea), market share in the retail banking sector (from 9% to 17%; second largest in Korea), small-and medium-sized enterprises sector (from 10% to 21%; second largest in Korea), large corporate sector (from 10% to 20%; second largest in Korea), and credit card sector (from 2% to 10%; fourth largest in Korea); and

•	net interest margin (2.83% to 3.55%).

      Our Board of Directors was also advised by our management that the acquisition is expected to be accretive in 2005 from an earnings per share standpoint as determined under Korean GAAP, and that it is expected that there would be sufficient internally generated cash flow to enable payment of dividends on and scheduled redemptions of our preferred shares and to pay dividends on our common shares.

      The conclusion in respect of the earnings per share on Korean GAAP basis was based upon the following material factors and assumptions by our management:

•	We would retain our 80.04% ownership interest in Chohung Bank shares;

•	There are no material adverse developments affecting Shinhan Bank’s or Chohung Bank’s loan portfolio post acquisition;

•	Our net earnings would increase by approximately 10% per annum from 2004 and going forward, based on a projected asset growth of 9% — 10% per annum and assuming a stable net interest margin and a return on assets of 1% — 1.1%;

•	Chohung Bank’s net earnings would increase by approximately 5% — 6% from 2004 and going forward, based on a projected asset growth of 7% — 8% per annum during the period from 2003 and 2006 assuming that strengthened risk management will moderate asset growth;

•	No synergies, cost savings or restructuring costs were taken into account;

•	Goodwill amortization of approximately W 800 billion over a ten year period using the straight line method;

•	Income tax rate of 29.7%;

•	All 44,720,603 shares of our redeemable convertible preferred stock owned by Korea Deposit Insurance Corporation are converted into our common shares, bringing our total outstanding shares of common stock to 337,081,728 shares; and

•	Our redeemable preferred shares issued to Korea Deposit Insurance Corporation would pay a 4.04% dividend and our redeemable preferred shares issued to the market would pay a 6.5% dividend (the actual dividend payable on average is 7.2%).

      The conclusion in respect of our internal cash flow to service preferred shares was based upon the following material factors and assumptions by our management:

•	Our cash inflow consists of dividends paid only by Shinhan Bank and Chohung Bank;

•	For Chohung Bank, we assumed that the dividends, at a dividend payout ratio of 40%, would be paid from 2005. For Shinhan Bank, we assumed that the dividends at a dividend payout ratio of 45% would be paid from 2003;

•	For Shinhan Bank and Chohung Bank, we assumed that amounts available to pay dividends (other than amounts required to be reserved to maintain a Tier I capital adequacy ratio of 6.5%) would be paid as dividends;

•	Dividends would be paid on our common shares at 15% of par value (or W 750 per share) from 2003 through 2008 and at 20% of par value (or W 1,000 per share) from 2009 through 2010; and

•	Our redeemable preferred shares issued to Korea Deposit Insurance Corporation would be redeemed in equal installments from the third anniversary date of the issuance date until the seventh anniversary date, and our redeemable preferred shares issued to the market would be redeemed in the following amounts: W 250 billion on the third anniversary date, W 350 billion on the fifth anniversary date and W 300 billion on the seventh anniversary date.

      Certain of these assumptions and analyses involve a high degree of uncertainty and should not be viewed as indicative of future results. Factors which could cause the results to differ materially include, without limitation, difficulties affecting our ability to effect the integration of two large banks, unknown or unforeseen risks and contingencies in the loan portfolios, changes in interest rates on assets or liabilities, further deterioration of economic conditions in Korea or globally, labor unrest, as well as other risks detailed under “Item 3 — Key Information — Risk Factors”.

The Acquisition

      On August 19, 2003, we acquired 543,570,144 shares of common stock of Chohung Bank from Korea Deposit Insurance Corporation, which shares represent 80.04% of the outstanding shares of Chohung Bank. Korea Deposit Insurance Corporation had acquired the Chohung Bank shares in connection with a capital injection in 1999 during the Korean financial crisis. Our acquisition of these shares of Chohung Bank was the culmination of a lengthy process pursuant to which we were awarded preferred bidder status in January 2003 following which we entered into negotiations with Korea Deposit Insurance Corporation over a six-month period with respect to the price and terms of the acquisition. During this period, the proposed transaction encountered opposition from both the labor union and the senior management of Chohung Bank. Beginning in mid-June 2003, the labor union of Chohung Bank undertook actions, including a strike, opposing our acquisition of Chohung Bank.

      In connection with the finalization of the Stock Purchase Agreement, our management, together with the managements of Korea Deposit Insurance Corporation and Chohung Bank, reached a written understanding with the labor union of Chohung Bank. Labor related issues relating to Chohung Bank will be resolved through consultation. The understanding contemplates that a merger between Shinhan Bank and Chohung

Bank may take place three years after the closing and that during the transition period (i) the chief executive officer of Chohung Bank will be drawn from a pool of candidates with backgrounds at Chohung Bank and will, as such, manage Chohung Bank within the holding company structure, (ii) Chohung Bank and Shinhan Bank will have equal representation on the integration committee to be established two years after the acquisition and equal representation as senior executive officers of Shinhan Financial Group, and (iii) forceable lay-offs will not take place, employee compensation will be harmonized and seniority will be discussed. Upon completion of the merger, employee redundancy policy will be retained and, where feasible, branch redundancies will be avoided. The understanding is broadly consistent with our strategy and timetable for combining the resources of the two banks and is designed to enhance the support and cooperation of Chohung Bank’s employees in the process.

      The definitive terms of the acquisition were reflected in the Stock Purchase Agreement and the Investment Agreement, each dated July 9, 2003. The purchase price for the Chohung Bank shares consisted of (i) a maximum cash amount of W 1,718,800,548,296, of which W 900,000,000,000 was paid at the closing, with the W 652,284,172,800 being due two years from the closing, subject to reduction if certain loan portfolio quality conditions existing as of December 31, 2002 under Korean GAAP are not maintained, and W 166,516,375,496 being due two years from the closing, subject to reductions relating to the accuracy of representations and warranties contained in the Stock Purchase Agreement, (ii) 46,583,961 shares of our Redeemable Preferred Stock and (iii) 44,720,603 shares of our Redeemable Convertible Preferred Stock convertible into 13.27% of our common shares as of December 31, 2002. For the terms of these preferred stocks, see “Item 10. Additional Information — Articles of Incorporation — Description of Capital Stock — Description of Redeemable Preferred Stock”. In addition, we have agreed to make an earn out payment equal to 20% of Chohung Bank’s net income for 2004, 2005 and 2006 in excess of W 1,800,000,000,000 in the aggregate as reflected under Korean GAAP. We have also agreed to make up the difference between the price at which outstanding exchangeable debt securities of Korea Deposit Insurance Corporation exchangeable into our shares through conversion of the Redeemable Convertible Preferred Stock are exchanged for our common shares and a price of W 18,086 per share with respect to up to a maximum of 44,720,603 common shares. The loan portfolio quality adjustment to the cash portion of the acquisition price referred to above will be based on the Korean GAAP performance of Chohung Bank’s portfolios of certain large corporate loans, including corporate loans sold with recourse to the Korea Asset Management Corporation, and credit card loans. Any loan loss provisions, net charge-offs or other losses or costs associated with such adjustments and with adjustments associated with accuracy of representations and warranties referred to above will be reflected in the ordinary course on our consolidated income statement prepared under Korean GAAP. Any resultant cash amount when paid to Korea Deposit Insurance Corporation will be reflected on our consolidated balance sheet as additional goodwill from the acquisition prepared under Korean GAAP.

      The Stock Purchase Agreement also provided for the resignation of the board of directors and officers of Chohung Bank and the election of persons specified by us, all of which has taken place and a new management and board of directors of Chohung Bank are in place. Pursuant to the terms of the Investment Agreement, so long as Korea Deposit Insurance Corporation holds 4.0% or more of the outstanding shares of our common stock resulting from conversion of the Redeemable Convertible Preferred Stock, Korea Deposit Insurance Corporation will have the right to nominate one outside director. In addition, we have the right to exercise all voting rights that Korea Deposit Insurance Corporation may have with respect to the enfranchised Redeemable Preferred Stock and the Redeemable Convertible Preferred Stock as well as our common shares issuable to Korea Deposit Insurance Corporation upon conversion of the Redeemable Convertible Preferred Stock except, so long as Korea Deposit Insurance Corporation owns more than 4.0% of our outstanding shares of common stock resulting from conversion of the Redeemable Convertible Preferred Share, we are required to obtain the consent of Korea Deposit Insurance Corporation prior to voting on the following matters: (i) any matters which require a special resolution or unanimous resolution of the shareholders under the Korean Commercial Code; (ii) approval of any dividend payment on our common shares; and (iii) appointment or dismissal of any outside director nominated by Korea Deposit Insurance Corporation.

      Pursuant to the terms of the Investment Agreement, we are required to obtain the consent of the Korea Deposit Insurance Corporation, to the extent permitted under applicable law, in order to declare dividends on our common shares in excess of W 750, if our net income under Korean GAAP is below W 800 billion in any given fiscal year while any of the Redeemable Preferred Stock and Redeemable Convertible Preferred Stock are outstanding.

Strategy, Organization and Timetable for Integrating Chohung Bank and Shinhan Bank and Effecting a Merger

Strategy

      We intend to implement the integration of Shinhan Bank and Chohung Bank over a three-year transition period from the date of our acquisition of Chohung Bank by executing the following strategy:

•	integrating the two information technology systems of Shinhan Bank and Chohung Bank by taking advantage of the fact that both banks utilize the same operating systems;

•	introducing Shinhan Bank’s risk management and provisioning systems into Chohung Bank to improve the asset quality of Chohung Bank’s loan portfolio;

•	unifying marketing strategy and branding to enhance overall market impact;

•	unifying distribution and expanding our overall customer base by taking advantage of a greatly expanded nationwide branch network;

•	unifying product and service development;

•	capitalizing on Chohung Bank’s greater retail mass market penetration and large corporate portfolio as a complement to Shinhan Bank’s greater emphasis on small- and medium-sized enterprises and high net worth individuals;

•	enhancing financial services activities, including by coordinating or combining credit card and investment management activities; and

•	harmonizing employee compensation benchmarked to common productivity targets and enhancing operational efficiency primarily through normal and voluntary early retirement programs.

Organization and Timetable

      We intend to complete the integration of Shinhan Bank and Chohung Bank over a three-year period culminating in a merger of the two banks. We intend to accomplish this process in three phases as follows:

Phase I: Business portfolio, policy and strategy alignment

      Phase I of the integration process will be as follows:

•	Credit policy (including risk management) and pricing alignment;

•	Joint business strategy development; and

•	Consideration of credit card and asset management businesses consolidation.

Phase II: Back-office and headquarters consolidation

      Phase II of the integration process will be as follows:

•	Consideration of call center and loan collection consolidation;

•	Joint purchasing and development of information technology;

•	Full scale preparation for integration of information technology; and

•	Full scale preparation for integration of headquarters function.

Phase III: Branch and organizational integration

      Phase III of the integration process will be as follows:

•	Branch network reconfiguration;

•	Full scale IT mainframe integration; and

•	Integration of headquarters operations.

      To provide integration leadership during the initial phases of the integration, in September 2003, a joint management committee was established consisting of the CEO and the responsible Senior Executive Vice President at our holding company level, the CEOs and the responsible Senior Executive Vice Presidents of both Shinhan Bank and Chohung Bank and other members of our senior management, including those of our other subsidiaries as appropriate from time to time. Under the supervision of this joint management committee, this integration process is being implemented through two group-wide initiatives called “One Bank” and “New Bank” projects.

      The “One Bank” initiative focuses on achieving near-term synergies and operational efficiencies in advance of the physical and systems integration, such as in the areas of sharing retail distribution channels, joint proposals and credit policies for large-scale loans and joint investor relations and public relations. The day-to-day implementation of the “One Bank” initiative is being handled by a joint work group established with working level employees participating from the holding company, Shinhan Bank and Chohung Bank, further broken down into task force teams and smaller work groups depending on the various areas of integration.

      The “New Bank” initiative focuses more on longer-term integration and upgrading of our soon-to-be integrated banking services platform. The areas of focus include upgrading retail service models, establishing the one portal channel network, business process reengineering, developing an integrated credit risk management system and upgrading our information technology systems. The day-to-day implementation is being handled by six upgrade project teams.

      In connection with both of these initiatives, we have retained outside consulting firms to provide us with professional advice and examples of global best practice while improving fairness and objectivity in our decision-making process. We also have dedicated teams at our holding company level to provide certain support and back-office functions for these initiatives.

Recent Developments

      In December 2003, our ownership increased to 81.15% following our additional capital injection of W 200 billion into Chohung Bank. In June 2004, we acquired the common shares of Chohung Bank that we previously did not own, which were 135,548,285 shares, or 18.85% of total common shares of Chohung Bank outstanding as of December 31, 2003, through a cash tender offer followed by a small-scale share swap under Korean law. We plan to delist the common shares of Chohung Bank from the Korea Stock Exchange in the near future.

Liquidity and Capital Resources

      As consideration for our purchase of Chohung Bank shares, at closing, we (i) paid to Korea Deposit Insurance Corporation cash of W 900 billion, (ii) issued to Korea Deposit Insurance Corporation 46,583,961 shares of our Redeemable Preferred Stock, with a redemption price of W 842,517,518,646 and (iii) issued to Korea Deposit Insurance Corporation 44,720,603 shares of our Redeemable Convertible Preferred Stock convertible into 13.27% of our shares of common stock as of December 31, 2002, with a redemption price of W 808,816,825,858. In August 2003, we raised W 900 billion in cash through the issuance of 6,000,000 shares of redeemable preferred stock, all of which were sold in the domestic fixed-income market through Strider Securitization Specialty Co., Ltd., a special purpose vehicle. These redeemable preferred shares have terms that are different from the preferred shares issued to Korea Deposit Insurance Corporation.

We are required to redeem these preferred shares issued to the special purpose vehicle in three installments in 2006, 2008 and 2010.

      Pursuant to the terms of the Redeemable Preferred Stock issued to Korea Deposit Insurance Corporation, we are required to redeem such shares in five equal annual installments commencing three years from the date of issuance and, pursuant to the terms of the Redeemable Convertible Preferred Stock, we are required to redeem the full amount of such shares outstanding five years from the date of issuance to the extent not converted into our common shares. Each share of Redeemable Convertible Preferred Stock is convertible into one share of our common stock. The dividend ratios on the Redeemable Preferred Stock and the Redeemable Convertible Preferred Stock are 4.04% and 2.02%, respectively. See “Item 10. Additional Information — Articles of Incorporation — Description of Capital Stock — Description of Redeemable Preferred Stock”.

      The following table sets forth the contractual scheduled maturities by type of preferred stock issued by us in connection with our acquisition of Chohung Bank.

	Due August

	2004		2005		2006		2007		2008		2009		2010		Total

	(In millions of Won)
Redeemable Preferred Stock issued to KDIC	W	—	W	—	W	168,504	W	168,504	W	168,504	W	168,504	W	168,504	W	842,518
Redeemable Preferred Stock issued in the market through a special purpose vehicle		—		—		525,000		—		365,000		—		10,000		900,000
Redeemable Convertible Preferred Stock(1)		—		—		—		—		808,817		—		—		808,817

Total	W	—	W	—	W	693,504	W	168,504	W	1,342,321	W	168,504	W	178,504	W	2,551,335

Note:

(1)	Assumes no conversion of the Redeemable Convertible Preferred Stock into our common stock.

      Pursuant to laws and regulations in Korea, we may redeem our preferred stock to the extent of our retained earnings of the previous fiscal year, net of certain reserves as determined under Korean GAAP. At this time, we expect that our future profitability should be adequate to provide us with sufficient capital resources to enable us to redeem our preferred stock pursuant to the scheduled maturities as described in the table above. In the event there is a short-term shortage of liquidity to make the required cash payments for redemption as a result of, among other things, failure to receive dividend payments from our operating subsidiaries on time, we plan to raise cash liquidity through the issuance of long-term debt in the Korean fixed-income market in advance of the scheduled maturity on our preferred stock. In addition, the Stock Purchase Agreement requires us to make cash payments of W 652,284,172,800 two years from the closing subject to reduction if certain loan portfolio quality conditions existing as of December 31, 2002 under Korean GAAP are not maintained, and W 166,516,375,496 two years from the closing, subject to reductions relating to the accuracy of representations and warranties contained in the Stock Purchase Agreement. As a result of uncertainties relating to loan quality conditions and possible breach of representations and warranties, it is impossible to predict at this time the actual amount of cash payments that will be due. To the extent we need to obtain additional liquidity, we plan to do so through the issuance of long-term debt and the use of our other secondary funding sources. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”.

Capital Adequacy

      Chohung Bank’s capital adequacy ratios as of December 31, 2002, December 31, 2003 and March 31, 2004, calculated based on guidelines issued by the Financial Supervisory Commission, were 8.66%, 8.87% and

9.10%, respectively. Pursuant to the capital adequacy guidelines issued by the Financial Supervisory Commission, financial holding companies in Korea, including us, are required to maintain a minimum requisite capital ratio of at least 100%. Requisite capital ratio represents the ratio of net aggregate amount of our equity capital to aggregate amounts of requisite capital (all of which are described in “— Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy”). Although our estimated requisite capital ratio as of December 31, 2003 declined as a result of our acquisition of Chohung Bank, we have satisfied and expect to continue to satisfy the minimum requisite capital ratio requirement. Our acquisition of Chohung Bank did not affect the capital adequacy ratios of our other operating subsidiaries, including Shinhan Bank and Shinhan Card.

      In June 2004, we acquired the remaining 18.85% of the outstanding shares of Chohung Bank that we previously did not own through a cash tender offer followed by a small-scale share swap pursuant to Korean law. This transaction was subject to the rights of dissenting shareholders of Chohung Bank, who had the right to require Chohung Bank to purchase the shares held by such dissenting shareholders at a price determined in accordance with Korean laws and regulations. The number of shares subject to such purchase by Chohung Bank was 66,363,126 shares, amounting to a purchase price of approximately W 204 billion. Chohung Bank is required to reduce its total Tier I and Tier II capital by such purchase price, resulting in an anticipated 0.50% decrease in Chohung Bank’s total Tier I and Tier II capital adequacy ratio.

BUSINESS OVERVIEW

      Unless otherwise specifically mentioned, the following business overview is presented on a consolidated basis under U.S. GAAP.

      In the overview of our business that follows, we provide you with information regarding our branch network and other distribution channels and a detailed look at our principal group activities.

Our Branch Network and Distribution Channels

      Through branches maintained at various levels of our subsidiaries, we offer a variety of financial services to retail and corporate customers. The following table presents the geographical distribution of our domestic branch network, according to our principal subsidiaries with branch networks, as of December 31, 2003.

	Shinhan Bank		Chohung Bank
						Good Morning	Shinhan
	Retail	CorpoRate	Retail	Corporate	Jeju Bank	Shinhan Securities	Card(1)	Total

Seoul and metropolitan	141	47	190	42	1	36	3	460
Kyunggi Province	63	14	73	15	—	13	1	179
Six major cities:	44	14	87	15	1	20	5	186
Inchon	14	4	17	3	—	2	1	41
Busan	11	4	25	4	1	6	1	52
Kwangju	5	1	9	2	—	3	1	21
Taegu	6	3	16	3	—	4	1	33
Ulsan	4	1	8	1	—	2	—	16
Taejon	4	1	12	2	—	3	1	23
Sub-total	248	75	350	72	2	69	9	825
Others	23	8	120	15	30	15	—	211

Total	271	83	470	87	32	84	9	1,036

Note:

(1)	Represents sales offices focusing on attracting new customers.

Banking Branch Network

      As of December 31, 2003, Shinhan Bank had 354 branches in Korea. Shinhan Bank’s branch network is designed to focus on providing one-stop banking services tailored to one of the three customer categories: retail customers, small- and medium-sized enterprises customers and large corporate customers. Under the customer oriented branch network, branch officers operate under the sole and independent supervision of their respective division profit centers, providing one-stop banking services tailored to their respective customer groups. Of the 354 total domestic branches, three branches specialize in serving large corporations, 80 branches concentrate on small-and medium-sized enterprises and 271 branches focus on retail customers.

      As of December 31, 2003, Chohung Bank had an extensive nation-wide branch network with a total of 557 branches in Korea. With key branches located in high traffic locations such as airports, hospitals and other public facilities, Chohung Bank believes that it provides its customers with convenience and efficiency that enables Chohung Bank to secure a significant source of stable funding at competitive rates.

      We believe that targeting specific service areas and offering differentiated services to each group of customers will improve our profitability and productivity.

Retail Banking Branches

      In Korea, many retail transactions are conducted in cash or with credit cards, and conventional checking accounts are generally not offered or used as widely as in other countries. As a result, an extensive retail branch network plays an important role for Korean banks as customers generally handle most transactions through bank branches.

      Shinhan Bank’s 141 retail branches are principally located near Seoul and its metropolitan area to target and service high net worth individuals. Chohung Bank has an extensive nationwide network of 470 retail branches covering all regions of Korea, which also offers credit card-related services in addition to conventional consumer lending.

      Chohung Bank has traditionally focused on and continues to focus on retail banking. To focus more on profitability, it has developed and has been implementing what it refers to as “deepening customer relationship branches” or DCR branches, which have separate layouts from conventional branches and provides easier access and differentiated services to high net worth customers. As of December 31, 2003, Chohung Bank had 81 DCR branches located primarily in strategic locations in major Korean cities.

      Our private banking relationship managers are representatives who, within target customer groups, assist clients in developing individual investment strategies. We believe that our relationship managers help us foster enduring relationships with our clients. Private banking customers also have access to our retail branch network and other general banking products we offer through our retail banking operations.

Corporate Banking Branches

      In order to service corporate customers and attract high-quality borrowers, in particular from the small-and medium-sized enterprises sector, Shinhan Bank has developed a relationship management system within its domestic branch network and strengthened its marketing capability. Shinhan Bank’s relationship managers help us foster enduring relationships with our corporate customers, the small- and medium-sized enterprises in particular. Shinhan Bank has 80 corporate banking branches with these relationship management teams focusing on serving its small- and medium-sized enterprises customers. Recently, as part of an effort to centralize our resources and institutional knowledge with respect to our corporate customer base, Shinhan Bank have reduced the number of banking branch offices that offer services to large corporate customers. Shinhan Bank expects its headquarters to be much better positioned to effect policies and business strategies throughout its branch network. This should lead to greater efficiency and better services being provided to these customers. Shinhan Bank has three corporate branches solely dedicated to large corporate customers, all of which are located in Seoul, Korea.

      In August 2002, in order to service quality corporate customers, in particular from the small- and medium-sized enterprises sector, Chohung Bank spun off the corporate sections from its existing branches and created separate corporate banking branches. Chohung Bank currently has 87 corporate banking branches, consisting of six large corporate branches and 81 small- and medium-sized enterprises branches. These corporate banking branches operate independently from the retail banking branches and form a separate corporate banking branch network. Each corporate banking branch has its own general manager and is dedicated solely to large corporate customers.

Self-Service Terminals

      In order to complement our branch network, we have established an extensive network of automated banking machines, which are located in branches and in unmanned outlets. These automated banking machines consist of ATMs, cash dispensers and passbook printers. As of December 31, 2003, Shinhan Bank had 1,046 cash dispensers and 1,327 ATMs and Chohung Bank had 1,629 cash dispensers, 3,026 ATMs and 359 passbook printers. We have actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. We believe that the use of our automated banking machines has increased in recent years. We estimate that, in 2003, automated banking machine transactions accounted for approximately 27.1% of total deposit and withdrawal transactions of Shinhan Bank and 49.8% of those of Chohung Bank.

      The following table sets forth information, for the periods indicated, regarding the number of transactions and the fee revenue of our ATMs and cash dispensers.

	For the Year Ended December 31,

	2001		2002		2003

Shinhan Bank:
ATMs and cash dispensers		2,064		2,212		2,373
Number of transactions (millions)		103		117		107
Fee revenue (billions of Won)	W	14	W	19	W	20
Chohung Bank:
ATMs and cash dispensers		4,822		5,011		4,655
Number of transactions (millions)		285		338		281
Fee revenue (billions of Won)	W	30	W	41	W	42

Electronic Banking

      Since launching Korea’s first internet banking service in July 1999, Shinhan Bank has been widely acknowledged in the print and electronic media as the internet banking leader among Korean commercial banks. Shinhan Bank’s internet banking services are more comprehensive than those available at the counter, including such services as 24 hour account balance posting, real-time account transfer, overseas remittance and loan requests. Consistent with the fact that Korea has the highest internet supply rate in the world and an active e-business market, internet banking has continued to grow at a rapid pace. In 2003, internet banking made up 24.4% of total banking transactions of Shinhan Bank, an increase from 19.8% in 2002 and 14.3% in 2001. In the case of loans, in particular, an average of approximately 35,725 requests are made per month, twice as many as the number made through the branch channels. Among the electronic banking service customers of Shinhan Bank in 2003, 959,038 were retail customers and 64,156 were corporate customers.

      Chohung Bank launched its electronic banking services in May 1993, allowing customers to transfer funds, make account inquiries and receive account statements by telephone and facsimile. Chohung Bank provides a 24-hour phone banking service which facilitates money transfers and account inquiries as well as Chohung Bank’s efforts to market its products and services through the phone. The internet banking system, launched in July 1999, enables customers to transfer funds more conveniently than under the existing phone banking system. In 2003, internet banking made up 18.9% of total banking transactions of Chohung Bank. In the case of loans, in particular, an average of approximately 4,400 requests are made per month. Among the electronic banking service customers of Chohung Bank in 2003, 2,392,572 were retail customers and 24,843 were corporate customers.

      The following table sets forth information, for the periods indicated, on the number of users and transactions and the fee revenue of the above services provided to our retail and corporate customers.

	For the Year Ended December 31,

	2001		2002		2003

Shinhan Bank:
Telephone banking(1):
Number of users(2)		382,305		792,317		1,109,552
Number of transactions (in thousands)		25,362		27,792		39,670
Internet banking(1):
Number of users(2)		349,872		741,552		1,023,195
Number of transactions (in thousands)(3)		114,202		224,652		306,667
Total fee revenue (millions of Won)	W	9,133	W	13,244	W	18,325
Chohung Bank:
Telephone banking(1):
Number of users(2)		2,144,000		2,485,000		2,670,658
Number of transactions (in thousands)(3)		80,971		119,429		120,931
Internet banking(1):
Number of users		1,526,000		1,974,000		2,417,415
Number of transactions (in thousands)(3)		64,695		121,094		141,196
Total fee revenue (millions of Won)	W	27,224	W	32,119	W	35,052

Notes:

(1)	Includes 711,391 users of Shinhan Bank and 202,486 users of Chohung Bank who were simultaneously using both telephone banking and internet banking.

(2)	Includes customers using services of both Shinhan Bank and Chohung Bank.

(3)	Includes account inquiries and balance transfers.

      E-banking functions primarily as a cost-saving method, rather than a profit-generating platform. Accordingly, substantially all of electronic banking transactions do not generate fee income as many transactions, such as balance inquiries, consultations with customer representatives or transfers of money within our banking institutions, are not charged fees. This is especially the case for phone banking services where a majority of the transactions are balance inquiries or consultations with customer representatives. Firm banking services, which are electronic banking services offered to corporate customers, have also contributed to reducing expenditures on operations and administrative costs.

      In line with our strategy to provide high quality and comprehensive customer service, we are in the process of establishing a group-wide integrated call center designed to provide comprehensive customer service and marketing.

Overseas Branch Network

      The table below sets forth Shinhan Bank’s overseas banking subsidiary and branches.

		Year Established
Business Unit	Location	or Acquired

Subsidiary
Shinhan Finance Limited	Hong Kong SAR, China	1990
Branches
Tokyo	Japan	1988
Osaka	Japan	1986
Fukuoka	Japan	1997
New York	United States of America	1989
London	United Kingdom	1991
Ho Chi Minh City	Vietnam	1995
Tianjin	China	1996
Shanghai	China	2003

      The table below sets forth Chohung Bank’s overseas banking subsidiaries and branches.

		Year Established
Business Unit	Location	or Acquired

Subsidiaries
Chohung Finance Ltd., Hong Kong	Hong Kong SAR, China	1982
Chohung Bank (Deutschland) GmbH	Germany	1994
CHB America Bank(1)	U.S.A.	2003
Branches
London	United Kingdom	1979
Tokyo	Japan	1981
Singapore	Singapore	1990
Tianjin	China	1994
Mumbai	India	1996
New York	United States of America	1978

Note:

(1)	Created as a result of a merger between Chohung Bank of New York and California Chohung Bank in March 2003. CHB America Bank has offices in New York City, New York and Los Angeles, California.

      The principal activities of overseas branches and subsidiaries of Shinhan Bank and Chohung Bank are providing trade financing and local currency funding for Korean companies and Korean nationals in the overseas market and providing foreign exchange services in conjunction with our headquarters. On a limited basis, these overseas branches and subsidiaries also engage in investment and trading of securities of foreign issuers.

Credit Card Distribution Channels

      As part of our strategy to focus on cross-selling of credit card products and services to our banking customers, we generally markets our credit card products and services to our customers through our established retail distribution channels, primarily through retail and corporate banking branch network of Shinhan Bank and Chohung Bank, including automated transaction machines. In addition, as of December 31, 2003, Shinhan Card had nine sales offices nationwide, which primarily focus on attracting new credit card customers.

Securities Brokerage Distribution Channels

      Our Securities Brokerage Services is conducted principally through Good Morning Shinhan Securities. As of December 31, 2003, Good Morning Shinhan Securities had 84 branches nationwide and two overseas subsidiaries based in New York and London to service our customers in this business.

      Approximately 60.71% of our brokerage branches are located in the Seoul metropolitan area with a focus to attract high net worth individual customers and also to achieve synergy with our retail and corporate banking branch network. In the corporate sector in particular, we continue to explore new opportunities through cooperation between Good Morning Shinhan Securities and Shinhan Bank and Chohung Bank.

Our Principal Activities

      Our principal group activities consist of deposit-taking activities from our retail and corporate customers, which provide us with funding necessary to offer a variety of commercial banking, securities brokerage, investment banking and other financial services.

      The comprehensive financial services that we provides are:

•	Commercial banking services, consisting of the following:

•	Retail banking services;

•	Corporate banking services, comprised of two divisions:

—	Small- and medium-sized enterprises banking; and

—	Large corporate banking;

•	Credit cards services;

•	Treasury and securities investment

•	Other banking services

•	Securities brokerage services

•	Other services, including leasing and equipment financing, investment trust management, regional banking, investment banking advisory, bancassurance and loan collection and credit reporting

      In addition to the above business activities, we have a corporate center at the holding company level to house those functions that support the cross-divisional management in our organization.

Deposit-Taking Activities

      We offer many deposit products that target different customer segments with features tailored to each segment’s financial profile and other characteristics. Our deposit products principally include the following:

•	Demand deposits, which either do not accrue interest or accrue interest at a lower rate than time or savings deposits. Demand deposits allow the customer to deposit and withdraw funds at any time and, if they are interest bearing, accrue interest at a fixed or variable rate depending on the period and the amount of deposit. Retail and corporate demand deposits constituted approximately 9.8% of our total deposits as of December 31, 2003 and paid average interest of 1.39% in 2003, and approximately 4.9% of our total deposits as of December 31, 2002 and paid average interest of 1.39% in 2002.

•	Time deposits, which generally require the customer to maintain a deposit for a fixed term during which the deposit accrues interest at a fixed rate or variable rate based on the Korean Composite Stock Price Index (KOSPI). If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for time deposits typically ranges from one month to seven years. Retail and corporate time deposits constituted approximately 49.1% of our total deposits as of December 31, 2003 and paid average interest of 4.19%

in 2003, and approximately 54.3% of our total deposits as of December 31, 2002 and paid average interest of 4.91% in 2002.

•	Mutual installment deposits, which generally require the customer to make periodic deposits of a fixed amount over a fixed term during which the deposit accrues interest at a fixed rate. If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for installment deposits typically ranges from six months to five years. Mutual installment deposits constituted approximately 3.2% of our total deposits as of December 31, 2003 and paid average interest of 5.36% in 2003, and approximately 4.8% of our total deposits as December 31, 2002 and paid average interest of 6.07% in 2002.

•	Savings deposits, which allow the customer to deposit and withdraw funds at any time and accrue interest at an adjustable interest rate, which is lower than time or installment deposits. Currently, interest on savings deposits ranges from zero interest to 3.8%. Saving deposits constituted approximately 29.4% of our total deposits as of December 31, 2003 and paid average interest of 1.46% in 2003, and approximately 28.5% of our total deposits as of December 31, 2002 and paid average interest of 1.85% in 2002.

•	Marketable deposits, consisting of certificates of deposit, cover bills and bonds sold under repurchase agreements that have maturities ranging from 30 days to 365 days. Interest rates on marketable deposits are determined based on the length of the deposit and prevailing market interest rates. Certificate of deposits are sold on a discount to their face value, reflecting the interest payable on the certificate of deposit. Under U.S. GAAP, cover bills sold are reflected as short-term borrowings and bonds sold under repurchase agreements are reflected under secured borrowings.

•	Foreign currency deposits, which accrue interest at an adjustable rate and are available to Korean residents, nonresidents and overseas immigrants. Shinhan Bank offers foreign currency demand and time deposits and checking and passbook accounts in 15 currencies and Chohung Bank offers such accounts in 17 foreign currencies. Deposits in foreign currency constituted approximately 5.84% of our total deposits as of December 31, 2003 and paid average interest of 0.66% in 2003, and approximately 5.64% of our total deposits as of December 31, 2002 and paid average interest of 1.78% in 2002.

      We also offer deposits which provide the holder with preferential rights to housing subscriptions under the Housing Construction Promotion Law, and eligibility for mortgage loans. These products include:

•	Housing subscription time deposits, which are special purpose time deposit accounts providing the holder with a preferential right to subscribe for new private apartment units under the Housing Construction Promotion Law. This law is the basic law setting forth various measures supporting the purchase of houses and the supply of such houses by construction companies. If a potential home-buyer subscribes for these deposit products and holds them for a certain period of time as set forth in the Housing Construction Promotion Law, such deposit customers obtain the right to subscribe for new private apartment units on a priority basis under this law. Such preferential rights are neither transferable nor marketable in the open market. These products accrue interest at a fixed rate for one year and at an adjustable rate after one year, which are consistent with other time deposits. Deposit amounts per account range from W 2 million to W 15 million depending on the size and location of the dwelling unit. These deposit products target high and middle income households.

•	Housing subscription installment savings deposits, which are monthly installment savings programs providing the holder with a preferential subscription right for new private apartment units under the Housing Construction Promotion Law. Such preferential rights are neither transferable nor marketable in the open market. These deposits require monthly installments of W 50,000 to W 500,000, have maturities between three and five years and accrue interest at fixed rates depending on the term, which are consistent with other installment savings deposits. These deposit products target low- and middle-income households.

      For information on our deposits in Korean Won based on the principal types of deposit products we offer, see “Item 4. Information on the Company — Description of Assets and Liabilities — Funding — Deposits”.

      The following table sets forth the number of the deposit customers of Shinhan Bank and Chohung Bank by category as well as the number of domestic branches as of the dates indicated.

	As of December 31,

	2001	2002	2003

	(In thousands, except
	branches)
Shinhan Bank:
Retail deposit customers(1)	5,073	5,361	5,551
Active retail deposit customers(2)	1,581	1,624	1,621
Corporate deposit customers	83	93	101
Domestic branches	328	341	354
Chohung Bank:
Retail deposit customers(1)	9,402	9,932	9,239
Active retail deposit customers(3)	2,846	2,913	2,619
Corporate deposit customers	126	137	138
Domestic branches(4)	447	536	557

Notes:

(1)	Based on the classification for the purpose of customer management, retail deposit customers include individual deposit customers, foreigners, sole proprietorships and certain small- and medium-sized enterprises deposit customers classified as retail customers depending on a number of factors, including those small- and medium-sized enterprises to whom a credit of less than W 1 billion has been extended and who are sole proprietors.

(2)	For Shinhan Bank, represents customers (i) whose average monthly account balance is W 300,000 or more or (ii) who is 20 years of age or more, has an average loan balance during the year, and accordingly is required to maintain a deposit account with Shinhan Bank to service payment of interest on, and principal of, such loans.

(3)	For Chohung Bank, represents customers whose aggregate of outstanding balances of all accounts as of December 31 of each year was W 100,000 or more.

(4)	The significant increase in the number of branches in 2002 was primarily due to Chohung Bank’s reconfiguration of branches into retail and corporate branches.

      We offer varying interest rates on our deposit products depending on the rate of return on our interest earning assets, average funding costs and interest rates offered by other nationwide commercial banks.

      We believe that Chohung Bank holds the largest amount of deposits made by litigants in connection with legal proceedings in Korean courts or by persons involved in disputes as of December 31, 2003. In Korea, a debtor may discharge his obligation by depositing the subject of performance with the court for the creditor if a creditor refuses to accept payment of debt or is unable to receive it, or if the debtor cannot ascertain without any negligence who is entitled to the payment. Also, in instances in which there has been a preliminary attachment of real property, the property owner may deposit in cash the amount being claimed by such preliminary attachment holder in escrow with the court, in which case the court will remove such lien or attachment. Chohung Bank has been performing such court deposit services since 1958, and has developed an infrastructure of equipment, software and personnel for such business. Such deposits in the past have carried interest rates, which were generally lower than market rates (on average approximately 2% per annum). Such deposits totaled W 3,887 billion, W 3,872 billion and W 4,205 billion as of December 31, 2001, December 31, 2002 and December 31, 2003, respectively.

      The Monetary Policy Committee of the Bank of Korea imposes a reserve requirement on Won currency deposits of commercial banks which currently ranges from 1% to 5%, based generally on the term to maturity and the type of deposit instrument. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Banks — Liquidity”. The Monetary Policy Committee also regulates maximum interest rates that can be paid on certain deposits. Under the Korean government’s finance reform plan issued in May 1993, controls on deposit interest rates have been gradually reduced. Currently, only maximum interest rates payable on demand deposits are subject to regulation by the Bank of Korea.

      The Depositor Protection Act provides for a deposit insurance system where the Korea Deposit Insurance Corporation guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of W 50 million per depositor per bank. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Banks — Deposit Insurance System”.

Retail Banking Services

Overview

      We provide retail banking services primarily through Shinhan Bank and Chohung Bank, our two largest subsidiaries, and, to a much lesser extent, through Jeju Bank, a regional commercial bank. The consumer loans of Shinhan Bank amounted to W 17,831 billion (not including credit cards) as of December 31, 2003, which represented approximately 50.8% of our total consumer loans (not including credit cards) as of the same date, and the consumer loans of Chohung Bank amounted to W 15,712 billion (not including credit cards) as of December 31, 2003, which represented approximately 44.8% of our total consumer loans (not including credit cards) as of the same date.

      Retail banking services include mortgage, small business and consumer lending as well as demand, savings and fixed deposit-taking, checking account services, electronic banking and ATM services, bill paying services, payroll and check-cashing services, currency exchange and wire fund transfer. We believe that the provision of modern and efficient retail banking services is important both in maintaining our public profile and as a source of fee-based income. We believe that our retail banking services and products will become increasingly important in the coming years as the domestic and regional banking sectors further develop and become more diverse.

      Retail banking of Shinhan Bank has been and will continue to remain one of our core businesses. Shinhan Bank’s strategy in retail banking is to provide prompt and comprehensive service to retail customers through increased automation and improved customer service, as well as a streamlined branch network focused on sales. The retail segment places an emphasis on targeting high net worth individuals. As of December 31, 2003, Shinhan Bank had approximately 49,000 high net worth customers with deposits of W 100 million or more.

      Chohung Bank leverages its customer information database to actively market and cross-sell to, as well as focus more resources on, its most profitable customers. In addition, Chohung Bank, through its newly-formed Product Development Division expects to offer a wider variety of products differentiated and targeted towards differentiated customer segments with a greater focus on the high margin, high net worth individuals. As of December 31, 2003, Chohung Bank had approximately 34,000 high net worth customers with deposits of W 100 million or more.

Consumer Lending Activities

      We offer various consumer loan products, consisting principally of household loans, that target different segments of the population with features tailored to each segment’s financial profile and other characteristics, including each customer’s profession, age, loan purpose, collateral requirements and the length of time a borrower has been our customer. Household loans consist principally of the following:

•	Mortgage and home equity loans, mostly comprised of mortgage loans which are loans to finance home purchases and are generally secured by the home being purchased (more than 92.8% of which have a maturity of five years or less that can be rolled over); and

•	Other consumer loans, which are loans made to customers for any purpose (other than mortgage and home equity loans) and the terms of which vary based primarily upon the characteristics of the borrower and which are either unsecured or secured or guaranteed by deposits or a third party.

      As of December 31, 2003, mortgage and home-equity loans and other consumer loans accounted for 58.5% and 41.5%, respectively, of our consumer loans (excluding credit cards).

      For secured loans, including mortgage and home equity loans, Shinhan Bank’s policy is to lend up to 50%-70% of the appraisal value of the collateral, also by taking into account the value of any lien or other security interest that is prior to our security interest (other than petty claims). Chohung Bank’s policy is to lend up to the estimated recovery value of the collateral, which Chohung Bank calculates based on the average value of collateral published by courts as recovered through court-approved auctions during the previous year and further adjusted to take into account the existence of any lien or other security interest that is prior to Chohung Bank’s security interest. For the year ended December 31, 2003, the average initial loan-to-value ratios of mortgage and home equity loans, under Korean GAAP, of Shinhan Bank and Chohung Bank were approximately 56.48% and approximately 63.28%, respectively.

      Due to the rapid increase in mortgage and home equity loans in Korea, the Financial Supervisory Commission recently has implemented certain regulations and guidelines that are designed to suppress the increase of loans secured by housing. These regulations include restrictions on banks’ maximum loan-to-value ratios, guidelines with respect to appraisal of collateral, internal control and credit approval policy requirements with regard to housing loans as well as provisions designed to discourage commercial banks from instituting incentive-based marketing and promotion of housing loans.

      As of December 31, 2003, approximately 95.4% of our mortgage and home equity loans were secured by residential property which is the subject of the loan and approximately 1.5% of our mortgage and home equity loans were guaranteed by the government housing-related funds. In Korea, contrary to general practices in the United States, it is a common practice in Korea for construction companies in Korea to require buyers of new homes (particularly apartments under construction) to make installment payments of the purchase price well in advance of the title transfer of the home being purchased. In connection with this common practice, we provide advance loans, on an unsecured basis for the time being, to retail borrowers where the use of proceeds is restricted for this purpose of financing home purchases. A significant portion of these loans are guaranteed by third parties, which may include the construction company receiving the installment payment, until construction of the home is completed. Once construction is completed and the title to the homes are transferred to the borrowers, which may take several years, these loans become secured by the new homes purchased by these borrowers. As of December 31, 2003, we had approximately W 634 billion of such unsecured loans, classified as mortgage and home equity loans and representing approximately 3.1% of our total mortgage and home equity loans. To the extent that such loans remain unsecured or to the extent that any guarantees outstanding are insufficient to cover all future losses, we may be required to establish larger allowances for loan losses with respect to any such loans that become non-performing.

      As we are currently focusing on credit quality, we believe this will moderate volume growth in the unsecured portions of our other consumer loan sector. Government regulations relating to the real estate market will also reduce the rate of growth in the mortgage and home equity markets.

      The following table sets forth the portfolio of our consumer loans.

	As of December 31,

	2001		2002		2003(1)

	(In billions of Won, except percentages)
Consumer loans(2)
Mortgage and home-equity	W	7,253	W	11,539	W	20,517
Other consumer		3,537		4,962		14,580
Percentage of consumer loans to total gross loans		32.1%		36.6%		36.8%

Notes:

(1)	The sharp increase in overall consumer loans in 2003 from 2002 is due primarily to our acquisition of Chohung Bank in 2003.

(2)	Before allowance for loans losses and excludes credit card accounts.

Pricing

      The interest rates on our consumer loans, both of Shinhan Bank and Chohung Bank, are either periodic floating rates (which is based on a base rate determined for three-month, six-month or twelve-month periods derived using our internal transfer price system, which reflect our cost of funding in the market, further adjusted to account for our expenses related to lending and profit margin) or fixed rates that reflect our cost of funding, as well as our expenses related to lending and profit margin. Fixed rate loans are currently limited to maturities of three years and offered only on a limited basis. For unsecured loans, both types of rates also incorporate a margin based on, among other things, the borrower’s credit score as determined during our loan approval process. For secured loans, credit limit is based on the type of collateral, priority with respect to the collateral and loan to value. We can adjust the price to reflect the borrower’s current and/or expected future contribution to our profitability. The applicable interest rate is determined at the time a loan is extended. If a loan is terminated prior to its maturity, the borrower is obligated to pay us an early termination fee of approximately 0.5% to 1.5% of the loan amount in addition to the accrued interest, depending on the timing, the nature of the credit and the amount.

      As of December 31, 2003, Shinhan Bank’s three-month, six-month and twelve-month base rates were approximately 4.35%, 4.57% and 4.80%, respectively, and Chohung Bank’s three-month, six-month and twelve-month base rates were approximately 4.36%, 4.62% and 4.62%, respectively. As of December 31, 2003, Shinhan Bank’s fixed-rates for home equity loans with a maturity of one year, two years and three years were 7.80%, 8.10% and 8.40%, respectively, and Shinhan Bank’s fixed-rates for other consumer loans with a maturity of one year ranged from 8.75% to 12.25% depending on the consumer credit scores of its customers, while Chohung Bank’s fixed-rates for home equity loans with a maturity of one year, two years and three years were 6.39%, 6.69% and 6.90%, respectively, and Chohung Bank’s fixed-rates for other consumer loans with a maturity of one year ranged from 7.50% to 15.00% depending on the consumer credit scores of its customers.

      As of December 31, 2003, approximately 86.9% of our consumer loans were priced based on a floating rate and approximately 13.1% were priced based on a fixed rate. As of the same date, approximately 95.2% of our consumer loans with maturity of over one year were priced based on a floating rate and approximately 4.8% were priced based on a fixed rate.

Private Banking

      Historically, we have focused on customers with higher net worth. Our retail banking services provide a private banking service to our high net worth customers who seek personal advice in complex financial matters. Our aim is to help enhance the private wealth and increase the financial sophistication of our clients by offering them portfolio/fund management services, tailored financial services and real estate management service. To date, our fee revenues from these activities have not been significant.

      We believe that we were one of the first banks to initiate private banking in Korea. We opened our first Private Banking Center in Seoul in 2002 to serve the needs of high net worth customers, in particular those customers with deposits of W 1 billion or more, and we currently have five private banking centers both of which are located in Seoul metropolitan area. While we believe that the market for private banking services in Korea is still at an early stage of development, in connection with our strategy to target high net worth retail customers, we established a separate private banking department within Shinhan Bank in 2003 to further develop and improve our services in this area.

Corporate Banking Services

Overview

      We provide corporate banking services, primarily through Shinhan Bank and Chohung Bank, to small- and medium-sized enterprises and, to a lesser extent, to large corporations, including corporations that are affiliated with chaebols. We also lend to government-controlled companies.

      The following table sets forth the balances and percentage of our total lending attributable to each category of our corporate lending business as of the dates indicated.

	As of December 31,

	2001			2002			2003

	(In billions of Won, except percentages)
Small- and medium-sized enterprises loans(1)	W	11,690	34.7%	W	14,649	32.5%	W	38,055	40.0%
Large corporate loans(2)		9,115	27.1		11,139	24.7		16,031	16.8

Total corporate loans	W	20,805	61.8%	W	25,788	57.2%	W	54,086	56.8%

Notes:

(1)	Represents the principal amount of loans extended to corporations meeting the definition of small- and medium-sized enterprises under the Basic Act on Small- and Medium-sized Enterprises and its Presidential Decree. Certain loans to sole proprietorships are included under retail lending.

(2)	Includes loans to government-controlled companies.

Small- and medium-sized Enterprises Banking

      The small- and medium-sized enterprise loans of Shinhan Bank amounted to W 19,733 billion as of December 31, 2003, which represented approximately 51.9% of our small- and medium-sized enterprise loans as of the same date and those of Chohung Bank amounted to W 16,224 billion as of December 31, 2003, which represented approximately 42.6% of our total small- and medium-sized enterprise loans as of the same date. Under the Basic Act on Small and Medium-sized Enterprises and its Presidential Decree, small- and medium-sized enterprises are defined as companies which (i) do not have employees and assets exceeding the number or the amount, as the case may be, specified in accordance with their types of businesses in the Presidential Decree and (ii) do not belong to a conglomerate as defined in the Monopoly Regulations and Fair Trade Act. As of December 31, 2003, we had approximately 117,000 small- and medium-sized enterprises loan customers, consisting of 49,000 customers with Shinhan Bank and 68,000 customers with Chohung Bank (not taking into account any overlaps between the two). Shinhan Bank’s small- and medium-sized enterprises business has historically focused on larger and well-established small- and medium-sized enterprises in Korea that prepared financial statements audited by independent auditors. This focus is based on our belief and historical observation that the larger and, in many cases, more sound businesses tend to engage independent auditors and strengthen investor confidence. Chohung Bank has traditionally focused on large corporate and retail banking and, as a result, its small- and medium-sized enterprises lending portfolio has increased during recent years with a focus on higher profit, higher risk customers who are comparatively smaller than Shinhan Bank’s customers. As of December 31, 2003, our small-and medium-sized enterprise banking operation was the largest among Korean banks in terms of the total amount of Won-denominated loans to small- and medium-sized enterprises that are audited by certified public accountants, with W 5,070 billion, or 31.9% of our total Won-denominated loans to small- and medium-sized enterprises, outstanding to Shinhan Bank’s 2,689 customers and W 3,736 billion, or 25.9% of our total Won-denominated loans to small- and medium-sized enterprises, outstanding to Chohung Bank’s 1,595 customers, with over 10% in market share. As a result, we believe that our banking operation had the largest market share of small- and medium-sized enterprises customers subject to independent audit.

      Our small- and medium-sized enterprises banking business has traditionally been and will remain one of our core businesses. However, the small- and medium-sized enterprise business is currently the focus of intense competition among large commercial banks and the opportunities for us to expand our business with more established small- and medium-sized enterprises have been reduced. During recent years, most of the nationwide banks have shifted their focus to or increased their emphasis on this type of lending, as opportunities in the large corporate and retail sectors diminished. While we expect competition in this sector to intensify, we believe that our established customer base, quality brand image and experienced lending staff will provide an opportunity to maintain steady growth in this environment.

      We believe that Shinhan Bank, which have traditionally focused on small-and medium-sized enterprises lending, possesses the necessary elements to succeed in the small- and medium-sized enterprises market, including its marketing capabilities (which we believe have provided Shinhan Bank with significant brand loyalty) and its credit rating system for credit approval. To increase and maintain its market share of small- and medium-sized enterprises lending, Shinhan Bank has:

•	positioned itself based on accumulated expertise. We believe Shinhan Bank has a better understanding of the credit risks embedded in this market segment and to develop loan and other products specifically tailored to the needs of this market segment;

•	begun operating a relationship management system to provide targeted and tailored customer service to small-and medium-sized enterprises. Shinhan Bank has 167 corporate banking branches with relationship management teams. These relationship management teams market products and review and approve smaller loans that pose less credit risks; and

•	begun to focus on cross-selling loan products with other products. For example, when Shinhan Bank lends to small- and medium-sized enterprises, it also explores opportunities to cross-sell consumer loans or deposit products to the employees of those companies or to provide financial advisory services.

      Chohung Bank has in recent years identified small- and medium-sized enterprise lending as its principal areas of growth and increased its small-and medium-sized enterprises customer base to include relatively smaller enterprises, such as small unincorporated businesses and sole proprietorships. While lending to these customers has resulted in growth of Chohung Bank’s corporate lending portfolio, it also increased its credit risk exposure relative to its other existing customers.

      Since 2002, the industry-wide delinquency ratios for loans to small- and medium-sized enterprises have been rising. According to data compiled by the Financial Supervisory Service, the delinquency ratio (net of charge-offs, which has also increased significantly) for Won-denominated loans by Korean banks to small- and medium-sized enterprises increased from 1.65% as of December 31, 2001 to 2.19% as of December 31, 2003. The delinquency ratio for loans to small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal payments are overdue by one day or more or interest payments are over due by 14 days or more (if prior interest payments on a loan were made late on more than three occasions, in which case the loan is considered delinquent if interest payments are overdue by one day or more) to (2) the aggregate outstanding balance of such loans. Shinhan Bank’s delinquency ratio, calculated under Korean GAAP, for such loans increased from 1.36% as of December 31, 2001 to 1.75% as of December 31, 2003 and to 2.11% as of March 31, 2004. Chohung Bank’s delinquency ratio, calculated under Korean GAAP, for such loans increased from 1.60% as of December 31, 2001 to 3.49% as of December 31, 2003 and to 4.47% as of March 31, 2004. In particular, Shinhan Bank’s delinquency ratios, calculated under Korean GAAP, for Won-denominated loans to small- and medium-sized enterprises that do not prepare audited financial statements were 2.46% as of December 31, 2003 and 2.70% as of March 31, 2004. Such delinquency ratios for Chohung Bank were 4.86% as of December 31, 2003 and 5.77% as of March 31, 2004. Shinhan Bank’s delinquency ratios for loans to small unincorporated businesses and sole proprietorships were 1.56% as of December 31, 2003 and 2.21% as of March 31, 2004. Such delinquency ratios for Chohung Bank were 3.03% as of December 31, 2003 and 4.02% as of March 31, 2004. These delinquencies may rise further in 2004 compared to 2002 and 2003. Our current focus of small-and medium-sized enterprise lending business is to improve the asset quality and maintain the profitability of our loans to small- and medium-sized enterprises.

Large Corporate Banking

      Large corporate customers consist primarily of member companies of chaebols and financial institutions. Large corporate loans of Shinhan Bank amounted to W 8,040 billion as of December 31, 2003, which represented approximately 50.2% of our total large corporate loans as of the same date, and those of Chohung Bank amounted to W 7,243 billion as of December 31, 2003, which represented approximately 45.2% of our total large corporate loans as of the same date. As a late entrant into the Korean commercial banking industry, large corporate banking has not been a core business of Shinhan Bank and its focus of business in this customer sector has been on investments in corporate debt securities and fee-based businesses rather than conventional lending activities. On the other hand, Chohung Bank, the oldest commercial bank in Korea that we acquired in 2003, has traditionally focused on large corporate customers as its core corporate banking business.

      In recent years, our Investment & Finance Division has begun providing investment banking services. We provide services as an arranger, trustee and liquidity provider for asset-backed securities. We also participate in and administer syndicated loans and project financings. We provide advisory services in the area of social overhead capital projects such as highway, port, power and water and sewage projects, as well as equity and venture financing, real estate financing and mergers and acquisitions advice.

Corporate Lending Activities

      Our principal loan products for corporate customers are working capital loans and facilities loans. Working capital loans, which include discounted notes and trade financing, are, in general, loans used for general working capital purposes. Facilities loans are provided to finance the purchase of equipment and the establishment of manufacturing won-denominated plants. As of December 31, 2003, working capital loans and facilities loans amounted to W 31,500 billion and W 3,836 billion, respectively, representing 89.1% and 10.9% of our total Won-denominated corporate loans under Korean GAAP. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three years in the case of unsecured loans and five years in the case of secured loans. Facilities loans, which are generally secured, have a maximum maturity of ten years.

      Loans to corporations may be unsecured or secured by real estate, deposits or guaranty certificates. As of December 31, 2003, under Korean GAAP, secured loans and guaranteed loans (including loans secured by guaranty certificates issued by credit guarantee insurance funds) accounted for 52.7% and 13.4%, respectively, of Shinhan Bank’s Won-denominated loans to small- and medium-sized enterprises. Among the secured loans, approximately 89.8% were secured by real estate. As of December 31, 2003, under Korean GAAP, secured loans and guaranteed loans accounted for 17.2% and 6.6%, respectively, of Shinhan Bank’s Won-denominated loans to large corporate customers. Among the secured loans, approximately 80.4% were secured by real estate. As of December 31, 2003, under Korean GAAP, secured loans and guaranteed loans (including loans secured by guaranty certificates issued by credit guarantee insurance funds) accounted for 36.8% and 13.5%, respectively, of Chohung Bank’s Won-denominated loans to small-and medium-sized enterprises. Among the secured loans, approximately 81.3% were secured by real estate. As of December 31, 2003, under Korean GAAP, secured loans and guaranteed loans accounted for 17.4% and 1.0%, respectively, of Chohung Bank’s Won-denominated loans to large corporate customers. Among the secured loans, approximately 84.6% were secured by real estate.

      When evaluating the extension of loans to corporate customers, we review the corporate customer’s creditworthiness, credit scoring, value of any collateral or third party guarantee. The value of any collateral is defined using a formula that takes into account the appraised value of the property, any prior liens or other claims against the property and an adjustment factor based on a number of considerations including, with respect to property, the average value of any nearby property sold in a court-supervised auction during the previous year. We revalue any collateral when a secured loan is renewed or if a trigger event occurs with respect to the loan in question.

      As of December 31, 2003, in terms of outstanding loan balance, 43.0% of our corporate loans were extended to borrowers in the manufacturing industry, 15.9% were to borrowers in the retail and wholesale industry, 11.3% were to the borrowers in the real estate, leasing and service industry, 5.5% were to borrowers in the construction industry, and 3.0% were extended to borrowers in the finance and insurance industry. Recently, loans to corporate borrowers in the real estate, leasing and service industry and the hotel and leisure industry, which are principally small- and medium-sized enterprises, have begun experiencing an increase in delinquencies as well as deterioration in credit quality. Under Korean GAAP, delinquency ratio for Won-denominate loans to the real estate, leasing and service industry was 3.97% for Chohung Bank and 1.38% for Shinhan Bank as of December 31, 2003. Under Korean GAAP, delinquency ratio for Won-denominate loans to the hotel and leisure industry was 5.06% for Chohung Bank and 1.59% for Shinhan Bank as of December 31, 2003. Shinhan Bank’s Won-denominate corporate loans classified as substandard or below under the guidelines of the Financial Supervisory Commission increased from W 337 billion as of December 31, 2001 to W 557 billion as of December 31, 2003 and Chohung Bank’s Won-denominated corporate loans classified as substandard or below were W 588 billion as of December 31, 2003, as compared to W 465 billion as of December 31, 2001.

Pricing

      We establish the price for our corporate loan products at each of Shinhan Bank and Chohung Bank based principally on their respective cost of funding and the expected loss rate based on a borrower’s credit risk. As of December 31, 2003, 58.9% of Shinhan Bank’s corporate loans with outstanding maturities of one year or more had interest rates that were not fixed but were variable in reference to Shinhan Bank’s market rate and 54.2% of Chohung Bank’s corporate loans with outstanding maturities of one year or more had interest rates that were not fixed but were variable in reference to Chohung Bank’s market rate.

— Shinhan Bank

      Shinhan Bank generally determines pricing of its corporate loans as follows:

Interest rate =	(Shinhan Bank’s periodic market floating rate or reference rate) plus transaction cost plus a credit spread plus risk premium plus or minus a discretionary adjustment rate.

      Depending on the situation and Shinhan Bank’s agreement with the borrower, Shinhan Bank may use either its periodic market floating rate or the reference rate as the base rate in calculating its pricing. As of December 31, 2003, Shinhan Bank’s periodic market floating rates (which is based on a base rate determined for three-month, six-month, one-year, two-year, three-year or five-year periods derived using Shinhan Bank’s market rate system) were 4.35% for three months, 4.57% for six months, 4.80% for one year, 5.02% for two years, 5.19% for three years and 5.34% for five years. As of the same date, Shinhan Bank’s reference rate was 8.75%.

      Transaction cost is added to reflect the standardized transaction cost assigned to each loan product and other miscellaneous costs, including contributions to the Credit Guarantee Fund and education taxes.

      The credit spread is added to the periodic floating rate to reflect the expected loss from a borrower’s credit rating and the value of any collateral or payment guarantee. In addition, we add a risk premium that is measured by the unexpected loss that exceeds the expected loss from the credit rating assigned to a particular borrower.

      A discretionary adjustment rate is added or subtracted to reflect the borrower’s current and/or future contribution to Shinhan Bank’s profitability. In the event of additional credit provided by way of a guarantee of another, the adjustment rate is subtracted to reflect such. In addition, depending on the price and other terms set by competing banks for similar borrowers, we may reduce the interest rate Shinhan Bank charges to compete more effectively with other banks.

— Chohung Bank

      Chohung Bank generally determines pricing of our loans as follows:

Interest rate =	Funds transfer pricing plus operating cost (or transaction cost) plus loan policy margin plus a credit spread plus a periodic spread plus risk premium plus estimated margin plus or minus a discretionary adjustment rate.

      Fund transfer pricing represents inter-segment lending rates published by Chohung Bank’s Treasury & International Business Group and varies depending on the type of loans.

      Transaction cost is added to reflect the standardized transaction cost assigned to each loan product and other miscellaneous indirect costs, including contributions to the Credit Guarantee Fund and education taxes.

      Loan policy margin is determined by loan policy to compensate the opportunity cost of the capital and achieve competitiveness among peer banks in consideration of loan type, transaction risk and proper margin, etc.

      The credit spread is added to reflect the expected loss from the value of any collateral or payment guarantee.

      The periodic spread is added to reflect the expected loss from the length of the maturity.

      The risk premium is added, which is measured by the unexpected loss that exceeds the expected loss from the credit rating assigned to a particular borrower.

      Estimated margin is added to reflect targeted profitability based on expected losses.

      A discretionary adjustment rate is added or subtracted to reflect the borrower’s current and/or future contribution to Chohung Bank’s profitability. In the event of additional credit provided by way of a guarantee of another, the adjustment rate is subtracted to reflect such change in the credit spread. In addition, depending on the price and other terms set by competing banks for similar borrowers, we may reduce the interest rate Chohung Bank charges to compete more effectively with other banks.

Electronic Corporate Banking

      Shinhan Bank launched its electronic corporate banking services connecting its corporate customers through dedicated subscriber lines in 1991. Shinhan Bank has since developed its electronic corporate banking services to offer to corporate customers a web-based total cash management service through “Shinhan Bizbank”. Shinhan Bizbank supports all types of banking transactions from basic transaction history inquiries and fund transfers to opening letters of credit and trade finance. Products and services related to cash management include payment management, collection management, sales settlement service, acquisition settlement service, B2B settlement service, sweeping and pooling. By offering such information technology-related products and services such as purchase cards, loans for purchasing goods, e-biz loans, and a B2B settlement service, Shinhan Bank is able to continue to develop its image as one of the leaders in electronic corporate banking. Through the enhancement of Shinhan Bizbank and its cash management service, we intend to improve the support service system related to customer cash management. Shinhan Bizbank’s services were being used by 64,156 corporations as of December 31, 2003 and, in 2003, its number of transactions and the aggregate transaction amount were 8,677,187 and W 236,354 billion, respectively.

      Chohung Bank launched its electronic corporate banking through “e-FNS” in January 2002. “e-FNS” not only offers cash management services, including payment management, but also B2B settlement service and enterprise resources planning service. Enterprise resource planning service includes accounting, human resources, salary payments, procurement, sales settlement service and production management and also offers cashflow management and tax management to its corporate customers. Chohung Bank’s electronic corporate banking service were being used by 24,843 corporations as of December 31, 2003 and, in 2003, its number of transactions and the aggregate transaction amount were 5,704,084 and W 27,303 billion, respectively.

Credit Card Services

Overview

      As of December 31, 2003, Our total credit card balance outstanding was W 6,112 billion, or 6.4% of our total loans outstanding as of the same date, which consists of W 2,432 billion with Shinhan Card and W 3,680 billion with credit card operations of Chohung Bank.

      On June 4, 2002, Shinhan Bank spun-off its credit card business into Shinhan Card Co., Ltd., a “monoline” credit card subsidiary. Despite the spin-off, Shinhan Bank continues to manage a substantial portion of our credit card operations, including the collections and receiving and processing of applications, pursuant to an agency agreement between the two subsidiaries.

      Chohung Bank currently has an active credit card business primarily through BC Card Co., Ltd. (“BC Card”). BC Card is owned by 11 consortium banks. Chohung Bank currently holds 14.85% equity interest in BC Card. BC Card issues credit cards under the names of the member banks, substantially all of which are licensed to use MasterCard, Visa or JCB. This allows holders of BC Card to use their cards at any establishment which accepts MasterCard, Visa or JCB, as the case may be. On January 4, 2002, Chohung Bank released its own credit card, “Forever,” and the number of cardholders of “Forever” has reached approximately 220,168 members as of December 31, 2003.

      The use of credit cards in Korea has increased dramatically in recent years as the Korean economy and consumer spending recovered from the financial and economic difficulties of late 1990’s and also as a result of government initiatives designed to promote the use of credit cards, such as providing tax benefits to businesses that accept credit cards and tax deductions for consumers up to certain amounts charged to credit cards. However, as credit card delinquencies in Korea have begun to increase since mid-2002, concerns have been raised regarding the rapid growth in credit card usage and significant deterioration in asset quality of the Korean credit card industry. Throughout 2002 and during the first half of 2003, the Financial Supervisory Commission strengthened regulations designed to address these concerns relating to the credit card industry. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Banking Business — Government regulation of our consumer and credit card operations has increased significantly which may materially and adversely affect our credit card and consumer operations,” and “— Supervision and Regulation”.

Products and Services

      We offer a variety of credit card products and services that target select customer profiles and focus on:

•	offering cards that provide additional benefits such as frequent flyer miles and reward program points that can be redeemed by the customer for complementary services, prizes and cash;

•	offering gold cards, platinum cards and other preferential members’ cards which have a higher credit limit and provide additional services in return for a higher annual membership fee;

•	acquiring new customers through strategic alliances and cross-marketing with wholesalers and retailers;

•	encouraging increased use of credit cards by existing customers through special offers for dormant customers;

•	introducing new features to preferred customers, such as revolving credit cards, travel services and insurance;

•	developing fraud detection and security systems to prevent the misuse of credit cards and to encourage the use of credit cards over the Internet; and

•	issuing smart cards and preparing for a cardless business environment in which customers can use credit cards to make purchases by phone or over the Internet.

      Cardholders have several options for repayment of balances as follows:

•	general purchases of goods and services on credit, which are repayable on a lump-sum basis at the end of a monthly billing cycle;

•	installment purchases, which require payment approximately within 20 to 54 days after purchase and are repayable on an even-payment installment basis over a period of time ranging from two months to three years and generally accrue interest;

•	cash advances, which are repayable on a lump-sum basis at the end of a monthly billing cycle and generally accrue interest effective annual rates of approximately 20.0% to 27.0%; and

•	payments on a revolving payment basis, which allow customers to roll over their balance into a revolving basis with fixed minimum percentage or amount of the total outstanding balance.

      Cardholders are also eligible to apply for credit card loans, up to a maximum principal amount of W 20 million. Credit card loans are unsecured, have initial maturities of one year and currently accrue interest at the effective annual rates of approximately 16.0% to 20.5%.

      Income from the credit card business consists of annual fees paid by cardholders, installment purchase fees, cash advance fees, interest on late and deferred payments and fees paid by merchants, with fees from merchants and cash advance fees constituting the largest source. Merchant discount fees, which are processing charges on the merchants, can be up to 4.5% of the purchased amount depending on the merchant used, with the average charge being 2.3%.

      Although the revolving credit system is more common in the United States and many other countries, this payment system is still in its early stages of development in Korea. Credit card holders in Korea are required to pay for their purchases within approximately 20 to 54 days of purchase depending on their payment cycle and, except in the case of installment purchases where the charged amounts are repaid in installments, typically during the following three to six months. Credit card accounts that remain unpaid after this period are deemed to be delinquent accounts. We charge penalty interest on delinquent accounts and closely monitor such accounts. For purchases made by installments, we charge interest on unpaid amounts at rates that vary according to the terms of repayment.

      In certain cases, credit card companies in Korea, including Shinhan Card and Chohung Bank, have been allowed to rewrite delinquent credit card balances for purchase and cash advance as credit card loans. Each of Shinhan Card and Chohung Bank rewrites a small number of card balances as a means of maximizing collection related to a relatively small number of borrowers who are suffering from temporary financial difficulties where it believes it is probable that all or substantially all principal and interest will ultimately be recovered. Credit card customers of Shinhan Card may apply for entry into the rewritten loan program (i) when the loan balance is past due three months and the borrower applying for entry into this program secures one or more guarantors meeting certain asset and credit quality criteria based on Shinhan Card’s credit scoring system or (ii) when the loan balance is less than three months past due and the borrower pays off 10%, or 20% if the amount exceeds a certain threshold, of the balance due. If approved, Shinhan Card rewrites card balances including past due interest into card loans and amend the maturity and the repayment terms accordingly. Shinhan Card provides the borrower with the option of either repaying the rewritten balance either on a monthly installment basis over five years or as a term loan due at the end of one year. Credit card customers of Chohung Bank may apply for entry into the rewritten loan program when the loan balance is past due one month. Except in limited circumstances, borrowers applying for entry into this program in general are required to secure one or more guarantors meeting certain asset and credit quality criteria. If approved, Chohung Bank rewrites card balances including past due interest into card loans and amends the maturity and the repayment terms accordingly. In general, rewritten credit card loans are due at the end of one year. Each of Shinhan Card and Chohung Bank segregates this portfolio for performance measurement and monitoring purposes due to the higher credit risk. The balance of rewritten loans of Shinhan Card were W 8 billion, W 37 billion and W 25 billion as of December 31, 2001, 2002 and 2003 respectively, against which we recognized an allowance of W 1 billion, W 13 billion and W 11 billion, respectively. The balance of rewritten loans of Chohung Bank were W 160 billion, W 529 billion and W 680 billion as of December 31, 2001, 2002 and 2003, respectively, against which Chohung Bank made an allowance of W 5 billion, W 107 billion and W 160 billion, respectively. See “— Financial and Statistical Information” below. The balance of such rewritten loans for both Shinhan Card and Chohung Bank are decreasing since both Shinhan Card and Chohung Bank provide rewritten loans on a very limited basis.

Customers and Merchants

      As we believe that internal growth through cross-selling can only be limited, we also seeks to enhance our market position by selectively targeting new customers with high net worth and good creditworthiness through the use of a sophisticated and market-oriented risk management system. Credit card applicants are screened and appropriate credit limits are assessed according to internal guidelines based on our credit scoring system.

      The following table sets forth the number of customers and merchants of Shinhan Card and Chohung Bank’s credit card business as of the dates indicated.

	As of December 31,

	2001	2002	2003

	(In thousands, except
	percentages)
Shinhan Card:
Number of credit card holders	2,181	2,548	2,773
Personal accounts	2,105	2,463	2,678
Corporate accounts	76	85	95
Active ratio(1)	47.0%	49.1%	56.6%
Number of merchants	590	1,545	2,112
Chohung Bank:
Number of credit card holders	4,121	4,266	3,205
Personal accounts	4,072	4,196	3,138
Corporate accounts	49	70	66
Active ratio(1)	60.2%	58.1%	53.9%
Number of merchants(2)	248	285	253

Notes:

(1)	Represents the ratio of accounts used at least once within the last six months to total accounts as of year end.

(2)	Represents the number of merchants of BC Card’s merchant network.

      As of December 31, 2003, Shinhan Card had a total of approximately 2,773,000 credit card customers, which represents an increase of approximately 225,000 customers from approximately 2,548,000 as of December 31, 2002. Of the total customers outstanding as of December 31, 2003, the number of platinum and gold card members, whose higher creditworthiness entitles them to certain benefits, was approximately 660,000 as of December 31, 2003. As of December 31, 2003, Chohung Bank had a total of approximately 3,205,000 credit card customers, which represents an decrease of approximately 1,061,000 customers from approximately 4,266,000 as of December 31, 2002.

      The number of Shinhan Card’s merchants also increased from approximately 1,545,000 merchants as of December 31, 2002 to approximately 2,112,000 merchants as of December 31, 2003.

      Chohung Bank has developed an independent card processing system that will allow Chohung Bank to process future billings for the existing BC Cards on its own, demonstrating Chohung Bank’s focus on cutting costs. We believe that a potential merger of Chohung Bank’s credit card business with Shinhan Card may offer new opportunities for cost savings and are exploring the possibilities. Chohung Bank also participates in a nationwide debit card program with 30 other banks. In connection with this business, Chohung Bank currently charges service establishments commissions of up to 1.5% on amounts purchased using the debit card.

Financial and Statistical Information

      The following table sets forth certain financial and statistical information relating to the credit card operations of Shinhan Card and Chohung Bank as of the dates or for the period indicated.

	As of or For the Year Ended December 31,

	2001				2002				2003

	Shinhan		Chohung		Shinhan		Chohung		Shinhan		Chohung
	Card(1)		Bank(2)		Card(1)		Bank(2)		Card(1)		Bank(2)

	(In billions of Won, except percentages)
Interest income:
Installments	W	23	W	103	W	30	W	166	W	42	W	133
Cash advances		120		512		185		492		164		354
Card loans(3)		60		21		51		54		35		93
Annual membership		5		12		8		11		5		6
Revolving(4)		6		20		6		111		7		113
Late payments		16		5		21		6		21		5

Total	W	230	W	673	W	301	W	840	W	274	W	704

Credit card fees:
Merchant fees(5)	W	82	W	206	W	110	W	250	W	176	W	195
Other fees		12		5		12		7		4		23

Total	W	94	W	211	W	122	W	257	W	180	W	218

Charge volume:(6)
General purchases	W	4,648	W	4,330	W	6,969	W	5,341	W	3,695	W	5,484
Installment purchases		537		3,179		772		4,341		1,143		2,505
Cash advances		5,007		19,404		8,119		20,224		6,805		12,585

Total	W	10,192	W	26,913	W	15,860	W	29,906	W	11,643	W	20,574

Outstanding balance (at year end):(7)
General purchases	W	278	W	454	W	540	W	500	W	395	W	455
Installment purchases		179		1,482		305		1,532		455		786
Cash advances		737		2,300		965		2,124		725		1,025
Revolving purchases		41		319		42		815		39		484
Card loans		473		272		476		660		329		745
Others		362		42		435		139		489		185

Total	W	2,070	W	4,869	W	2,763	W	5,770	W	2,432	W	3,680

Average balance	W	1,807	W	3,965	W	2,371	W	5,845	W	2,212	W	4,957
Delinquent balances:(8)
From 1 day to 1 month	W	189	W	610	W	231	W	827	W	173	W	376
Over 1 month:
From 1 month to 3 months	W	29	W	125	W	79	W	314	W	80	W	150
From 3 months to 6 months		16		77		48		273		71		172
Over 6 months		—		—		—		—		—		—

Sub-total		45		202		127		587		151		322

Total	W	234	W	812	W	358	W	1,414	W	324	W	698

	As of or For the Year Ended December 31,

	2001				2002				2003

	Shinhan		Chohung		Shinhan		Chohung		Shinhan		Chohung
	Card(1)		Bank(2)		Card(1)		Bank(2)		Card(1)		Bank(2)

	(In billions of Won, except percentages)
Delinquency ratios:(9)
From 1 day to 1 month		9.13%		12.53%		8.36%		14.33%		7.11%		10.22%
Over 1 month:
From 1 month to 3 months		1.40%		2.57%		2.86%		5.44%		3.29%		4.08%
From 3 months to 6 months		0.77		1.58		1.74		4.73		2.92		4.67
Over 6 months(10)		—		—		—		—		—		—

Sub-total		2.17		4.15		4.60		10.17		6.21		8.75

Total		11.30%		16.68%		12.96%		24.50%		13.32%		18.97%

Rewritten loans(11)	W	8	W	160	W	37	W	529	W	25	W	680
Gross charge-offs	W	39	W	179	W	60	W	493	W	290	W	1,304
Recoveries		7		42		17		28		32		58

Net charge-offs	W	32	W	137	W	43	W	465	W	258	W	1,246

Gross charge-off ratio(12)		2.16%		4.51%		2.53%		8.43%		13.11%		26.31%
Net charge-off ratio(13)		1.77%		3.46%		1.81%		7.96%		11.66%		25.14%

Notes:

(1)	Prior to June 2002 when the credit card division of Shinhan Bank was spun off to create Shinhan Card, a separate credit card subsidiary, our credit card operation was conducted by Shinhan Bank. As a result, the 2001 data represents the results of operation of Shinhan Bank’s credit card division. The 2002 data presents collective results of credit card operations of Shinhan Bank’s credit card division, Shinhan Card and Jeju Bank’s credit card division. The 2003 data presents collective results of credit card operations of Shinhan Bank’s credit card division, Shinhan Card, credit card operations underlying Shinhan Card’s assets securitization and Jeju Bank’s credit card division.

(2)	Represents the credit card business of Chohung Bank, consisting of both BC Card and “Forever” Card, which we acquired in 2003.

(3)	Card loans consist of loans that are provided on either a secured or unsecured basis to cardholders upon prior agreement. Payment of principal, fees and interest on such a loan can be due either in one payment or in installments after a fixed period.

(4)	Revolving purchases were introduced in October 1998 for certain creditworthy credit card customers (e.g., customers who have not been delinquent for more than three times in the past one year) of Shinhan Card and in March 25, 2000 for certain creditworthy credit card customers of Chohung Bank.

(5)	Merchant discount fees consist of merchant membership and maintenance fees, charges associated with prepayment by Shinhan Card or Chohung Bank (on behalf of customers) of sales proceeds to merchants, processing fees relating to sales and membership applications.

(6)	Represents the aggregate cumulative amount charged during the year.

(7)	Represents amounts before allowance for loan losses.

(8)	Includes the unbilled balances of installment purchases.

(9)	Represents the ratio of delinquent balances to outstanding balances for the year.

(10)	Our charge-off policy for both Shinhan Card and Chohung Bank is to charge off all credit card balances which are 180 days past due.

(11)	Represents delinquent credit card balances for purchase and cash advance which have been rewritten as credit card loans, thereby reducing the balance of delinquent accounts.

(12)	Represents the ratio of gross charge-offs for the year to average balance for the year.

(13)	Represents the ratio of net charge-offs for the year to average balances for the year.

Supervisory Statistical Information prepared in accordance with Korean GAAP

      Due to the rapid increase in consumer debt in Korea in recent years, the Korean government has adopted a series of regulations designed to restrain the rate of growth in, and delinquencies of, cash advances, credit card loans and credit card usage generally and to strengthen the reporting of, and compliance with, credit quality indexes. The Financial Supervisory Commission and the Financial Supervisory Service have announced a number of changes to the rules governing the reporting of credit card balances, as well as the procedures governing which persons may receive credit cards. In addition, the Korean government has also revised the calculation formula for capital adequacy ratios and delinquency ratios applicable to credit card companies, imposing sanctions against credit card companies with capital adequacy ratios of 8% or below and/or delinquency ratios of 10% or above. These computations are all based on financial information prepared in accordance with Korean GAAP, as required by regulatory guidelines, which differs significantly from U.S. GAAP. As of December 31, 2001, 2002 and 2003, under Korean GAAP, Shinhan Card’s delinquent balances (defined as credit card accounts delinquent for over 30 days) were W 68 billion, W 150 billion and W 168 billion, respectively, representing delinquency ratios (defined as the ratio of delinquent balances to outstanding balances) of 3.25%, 5.92% and 7.01%. As of December 31, 2001, 2002 and 2003, calculated on the same basis, Chohung Bank’s delinquent credit card balances, were W 267 billion, W 715 billion and W 339 billion, respectively, representing delinquency ratios of 5.41%, 12.12% and 9.17%. In certain cases, credit card companies in Korea have been allowed to rewrite delinquent credit card balances for purchase and cash advance as credit card loans, thereby reducing the balance of delinquent accounts. Delinquent credit card balances that were rewritten as loans as of December 31, 2001, 2002 and 2003, under Korean GAAP, were W 9 billion, W 38 billion and W 27 billion, respectively, for Shinhan Card and W 161 billion, W 539 billion and W 682 billion, respectively, for Chohung Bank. Net charge-offs for Shinhan Card, under Korean GAAP, during 2001, 2002 and 2003 were W 19 billion, W 49 billion and W 260 billion, respectively, representing net charge-off ratios (defined as the ratio of net charge-offs for the year to average balances for the year) of 1.05%, 2.12% and 10.10%. Net charge-offs for Chohung Bank, under Korean GAAP, during 2001, 2002 and 2003 were W 92 billion, W 402 billion and W 1,245 billion, respectively, representing net charge-off ratios (defined as the ratio of net charge-offs for the year to average balance for the year) of 2.29%, 6.77% and 25.11%. As of December 31, 2003, Shinhan Card’s adjusted equity capital ratio was 13.78%. Credit card business of Chohung Bank is not subject to such adjusted equity capital ratio requirement.

Recent Regulatory Changes

      In light of the deteriorating liquidity position of a number of credit card companies in Korea, in March, September and October 2003 the Korean government announced measures intended to support the credit card industry. These include the relaxation or delay in the implementation of some of the new regulatory restrictions applicable to credit card issuers, such as restrictions on cash advance fee rates and on the level of cash advance and card loan receivables as a percentage of total receivables. We believe, however, that these relief measures are likely to be temporary, and that the overall effect of the Korean government’s recent regulatory initiatives has been, and will continue to be, to constrain the growth and profitability of our credit card operations. Since October 2003, the Financial Supervisory Service announced that it would:

•	revise the calculation formula for capital adequacy ratios for each credit card issuer in a manner that would increase the proportion of “managed” assets composing risk-weighted assets;

•	change its standards for reporting credit card delinquency ratios to require the inclusion of restructured loans and substituted cash advances in the calculation of such ratios; and

•	assign to each credit card issuer a target delinquency ratio that it is required to satisfy on a semi-annual basis until the end of 2006 and require each credit card issuer to enter into a memorandum of understanding with the Financial Supervisory Commission by the end of November 2003 with respect to each credit card issuers’ action plan to meet its assigned target delinquency ratio.

      Currently, the Financial Supervisory Service has not implemented any of these announced changes except for the designation of target non-performing loan ratio and the execution of corresponding agreements with Korean credit card issuers. Accordingly, in March 2004, Shinhan Card entered into an agreement with the Financial Supervisory Service to reduce its non-performing ratio. Shinhan Card’s non-performing ratio as of September 30, 2003 was 5.73%, on a reported basis not including such assets subject to asset securitization, and, pursuant to this agreement, Shinhan Card is required to either (i) reduce this ratio to 4.03%, on a reported basis, by the end of 2004 or (ii) reduce this ratio to below 5.00% as of June 30, 2004 and September 30, 2004. As of March 31, 2004, Shinhan Card’s non-performing ratio on a reported basis was 5.94%. As of the same date, Shinhan Card’s non-performing ratio was 4.19% on a managed basis including assets transferred to SPEs in asset securitization. This requirement to enter into an agreement with the Financial Supervisory Service does not apply to credit card businesses operated within commercial banks and, as such, Chohung Bank did not enter into such agreement.

Personal Workout and Debt Forgiveness Program

      In an effort to resolve the problems caused by consumer credit delinquencies, the Korean government caused the establishment of Hanmaum Financial Company and the Credit Recovery Support Committee on May 20, 2004. Hanmaum Financial is a so-called “bad bank”, a type of private asset management company that acquires non-performing assets from banks and other financial institutions for the purpose of providing long-term financial aid to delinquent consumers to enable them to payoff their financial debts. Hanmaum Financial was established pursuant to an agreement among Korea Asset Management Corporation and approximately 610 financial institutions in Korea, including banks, credit card companies and insurance companies, participating in this program. Pursuant to this agreement, Korea Asset Management Corporation is expected to assume the responsibility of managing the assets of Hanmaum Financial, which will include the provision of loans and the collection of debt. Individuals (i) who, as of March 10, 2004, had delinquent debt outstanding for more than one month from two or more financial institutions that are participating in this program, provided that at least one of such outstanding debts is delinquent for at least six months, and (ii) whose total outstanding debt to all financial institutions that are participating in this program is less than W 50 million may apply for a loan to Hanmaum Financial for purposes of repaying the delinquent debt owed such the financial institutions. Upon application, Hanmaum may grant a loan with a maturity of up to 8 years (and repayable at anytime before maturity), at an interest rate per annum of 6%, after collecting 3% or 6% of the debt amount in advance from the individual. However, such financial aid shall be offered only for a limited period of time, which is, for the time being, three months starting May 17, 2004. Banks and financial institutions are required to provide the full amount of any non-performing debt outstanding against an individual or any remaining unpaid amounts on such non-performing debt after repayment made through loans received from Hanmaum Financial as in-kind contribution to Hanmaum Financial in return for cash, preferred stock or deferred stock.

      Unlike the “bad bank” program that provides loans directly to consumers, the Credit Recovery Support Committee has adopted an individual workout program. For delinquent consumers who are deemed to be capable of repaying their debts, the Credit Recovery Support Committee will, pursuant to an agreement with the creditor financial institution, provide such consumers an opportunity to repay in installments, provide a repayment grace period, reduce their debt amount or extend the maturity date of the debt. Currently, approximately 160 financial institutions, including banks and insurance companies, are parties to the Credit Recovery Support Agreement, pursuant to which such financial institutions, have agreed to provide such support described above to those consumers who meet the following qualifications: an individual (i) must have income exceeding minimum living expenses announced by the Ministry of Health and Welfare, (ii) must not have debt exceeding W 300 million in total amount, and (iii) at least 80% of his/her total debt amount must be debts outstanding against financial institutions who are parties to the Credit Recovery Support Agreement. Each application for credit recovery is reviewed by the Credit Recovery Support Committee and approval of each application requires the approval by creditors representing at least one-half of the unsecured debt amount and at least two-thirds of the secured debt amount.

Treasury and Securities Investment

      Through relevant departments at Shinhan Bank and Chohung Bank, we engage in treasury and securities investment business, which involves, among other things, the following activities:

•	treasury;

•	securities investment and trading;

•	derivatives trading; and

•	international business.

Treasury

      At Shinhan Bank, the Treasury Department provides funds to all of its business operations and ensures the liquidity of Shinhan Bank’s operation and, at Chohung Bank, the Treasury & International Group provides funds to all of its business operations and ensures the liquidity of its banking operation. To secure long-term stable funds, we use fixed and floating rate notes, debentures, structured financing, and other advanced funding methods. As for overseas funding, we constantly explore the feasibility of raising funds in currencies other than the U.S. dollar, such as Japanese Yen and the Euro. In addition, each of Shinhan Bank and Chohung Bank makes call loans and borrow call money in the short-term money market. Call loans are short-term lending among banks and financial institutions in either Korean Won or foreign currencies, in amounts exceeding W 100 million, with maturities of 30 days or less. Typically, call loans have maturities of one day.

Securities Investment and Trading

      We invest in and trade securities for our own account in order to maintain adequate sources of liquidity and generate interest and dividend income and capital gains. Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or certain government-invested enterprises and debt securities issued by financial institutions. Our equity securities consist of equities listed on the Korea Stock Exchange and KOSDAQ. For a detailed description of our securities investment portfolio, see “— Description of Assets and Liabilities — Investment Portfolio”.

      Chohung Bank has been focusing on reducing risks in its securities investment portfolio. Chohung Bank has limited its investment in equity securities and discontinued its trading in equity securities in 2000 to contain its exposure to market risk.

Derivatives Trading

      We provide and trade a range of derivatives products. The derivatives products that we offer, through Shinhan Bank and Chohung Bank, include:

•	Interest rate swaps and futures relating to Korean Won interest rate risks and LIBOR risks, respectively;

•	Cross currency swaps largely for Korean Won against U.S. dollars, Japanese Yen and Euros;

•	Foreign currency forwards, swaps and options;

•	Credit derivatives; and

•	KOSPI 200 indexed equity options.

      Shinhan Bank’s trading volume in terms of notional amount was W 33,862 billion, W 53,705 billion and W 90,696 billion in 2001, 2002 and 2003, respectively, and Chohung Bank’s trading volume in terms of notional amount was W 28,746 billion, W 33,396 billion and W 69,756 billion in 2001, 2002 and 2003, respectively. Our derivative operations focus on addressing the needs of our corporate clients to hedge their risk exposure and back-to-back derivatives entered into to hedge our risk exposure that results from such client contracts.

      We also enter into derivative trading contracts to hedge the interest rate and foreign currency risk exposure that arise from our own assets and liabilities. Many of these nontrading derivative contracts, however, do not qualify for hedge accounting under U.S. GAAP and are accordingly accounted for as trading derivatives in the financial statements. In addition, on a limited basis, we engage in proprietary trading of derivatives within our regulated open position limits. See “— Description of Assets and Liabilities — Derivatives”.

International Business

      We are also engaged in treasury and trading and securities investment in international capital markets, principally engaged in foreign currency denominated securities trading, foreign exchange trading and services, trade-related financial services, international factoring services and foreign retail banking operations through our overseas branches and subsidiaries. Due to the volatility in recent years in Asian capital markets, we have reduced our international capital markets activities and our international securities investment portfolio.

Other Banking Services

      The revenue-generating activities in other banking services of each of Shinhan Bank and Chohung Bank consist primarily of their respective trust account management services. As a result, our discussion in this subsection will focus on our trust account management services.

Trust Account Management Services

— Overview

      Our trust account management services offer trust accounts managed by the banking operations of either Shinhan Bank or Chohung Bank consisting primarily of money trusts. In Korea, a money trust is a discretionary trust over which (except in the case of a specified money trust) we have investment discretion (subject to applicable law) and is commingled and managed jointly for each type of trust account. The specified money trusts are established on behalf of customers which give us specific directions as to the investment of trust assets. Trust account customers are typically individuals seeking higher rates of return than those offered by bank account deposits. Because there are fewer regulatory restrictions on trust accounts than on bank account deposits, including no deposit reserve requirements, we have historically been able to offer higher rates of return on trust account products than on bank account deposits. Trust account products, however, generally require higher minimum deposit amounts compared with comparable bank account deposit products. Assets of the trust accounts are invested primarily in securities and loans, except that a greater percentage of the assets of the trust accounts are invested in securities compared to the bank accounts because trust accounts generally require more liquid assets due to their limited funding source compared to bank accounts. As a result of the recent low interest environment, we have not been able to offer attractive rates of return on our trust account products.

      Under Korean law, assets accepted in trust accounts are segregated from other assets of the trustee bank and are not available to satisfy the claims of the depositors or other creditors of such bank. Accordingly, trust accounts are accounted for and reported separately from the bank accounts. See “— Supervision and Regulation”. Trust accounts are regulated by the Trust Act and Trust Business Act of Korea and most nationwide commercial banks offer similar trust account products. We earn income from trust account management services, which is reflected in our accounts as net trust management fees. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Noninterest Income”.

      Under U.S. GAAP, generally, we have not consolidated trust accounts in our financial statements or recognized the acquisition of such accounts in accordance with the purchase method of accounting due to the fact that these are not our assets but customer assets. As of December 31, 2001, 2002 and 2003, under Korean GAAP, Shinhan Bank had total trust assets of W 9,423 billion, W 11,090 billion and W 14,484 billion, respectively, comprised principally of securities investments of W 5,549 billion, W 5,610 billion and W 5,425 billion, respectively, and loans in the principal amount of W 529 billion, W 271 billion and W 280 billion, respectively. Securities investments consisted of corporate bonds, government-related bonds and other securities, primarily commercial paper. As of December 31, 2001, 2002 and 2003, under Korean GAAP, equity securities constituted 7.2%, 7.4% and 5.9%, respectively, of our total trust assets. Loans made by trust accounts are similar in type to those made by our bank accounts, except that they are made only in Korean Won. As of December 31, 2001, 2002 and 2003, under Korean GAAP, approximately 55.0%, 78.0% and 84.6%, respectively, of the amount of loans from the trust accounts were collateralized or guaranteed. In making investment from funds received for each trust account, each trust product maintains investment guidelines applicable to each such product which sets forth, among other things, company, industry and security type limitations.

      As of December 31, 2001, 2002 and 2003, under Korean GAAP, Chohung Bank had total trust assets of W 5,667 billion, W 5,533 billion and W 4,262 billion, respectively, comprised principally of securities investments of W 4,700 billion, W 4,724 billion and W 3,746 billion, respectively, and loans in the principal amount of W 278 billion, W 170 billion and W 150 billion, respectively. Securities investments consisted of corporate bonds, government-related bonds and other securities, primarily commercial papers. As of December 31, 2001, 2002 and 2003, under Korean GAAP, equity securities constituted 6.4%, 9.1% and 10.5%, respectively, of our total trust assets. Loans made by trust accounts are similar in type to those made by our bank accounts, except that they are made only in Korean Won. As of December 31, 2001, 2002 and 2003, under Korean GAAP, approximately 53.0%, 40.3% and 39.9%, respectively, of the amount of loans from the trust accounts were collateralized or guaranteed. In making investment from funds received for each trust account, each trust product maintains investment guidelines applicable to each such product which sets forth, among other things, issuer, industry and security type limitations.

      The balance of the money trusts managed by our trust account business was W 9,995 billion as of December 31, 2003 under Korean GAAP, showing a decrease of 12.5% compared to W 11,424 billion as of December 31, 2002, consisting of W 6,057 billion with Shinhan Bank and W 3,939 billion with Chohung Bank.

— Trust Products

      Our trust account management services offer individuals primarily two basic types of money trust accounts: guaranteed fixed rate trusts and variable rate trusts.

•	Guaranteed Fixed Rate Trust Accounts. Guaranteed fixed rate trust accounts offer customers a fixed-rate of return and guaranteed principal. We receive any amounts remaining after taking into account the guaranteed return and all expenses of the trust accounts, including provisions for valuation losses on equity securities, loan losses and special reserves. We maintain two types of guaranteed fixed rate trust accounts: general unspecified money trusts and development money trusts. Korean banks, including Shinhan Bank and Chohung Bank, have been restricted from establishing new general unspecified money trusts since January 1, 1996, and development money trusts effective January 1, 1999. As a result, the size of general unspecified money trusts and development money trusts has decreased substantially and most of development money trusts matured by the end of 2001 and most of general unspecified money trusts matured by the end of 2002. As of December 31, 2001, December 31, 2002 and December 31, 2003, under Korean GAAP, Shinhan Bank’s development money trusts amounted to W 3.6 billion, W 0.9 billion and W 0.2 billion, respectively, and general unspecified money trusts amounted to an aggregate of W 0.4 billion, W 0.3 billion and W 0.3 billion, respectively. As of December 31, 2003, under Korean GAAP, Chohung Bank’s development trusts had no outstanding balance and general unspecified money trusts amounted to an aggregate of W 8.7 billion. See Note 34 of our consolidated financial statements in “Item 18. Financial Statements — Notes to consolidated financial statements of Shinhan Financial Group”.

•	Variable Rate Trust Accounts. Variable rate trust accounts are trust accounts for which we do not guarantee the return on the trust account but, in certain instances described below, the principal of the trust account is guaranteed. In respect of variable rate trust accounts, we are entitled to receive fixed rate of trust fees. We also receive fees upon the termination of trust accounts prior to their stated maturities. However, the recent trend has been to offer products with stated maturities that are significantly shorter than those offered in the past, resulting in lower fees from early termination.

      We are required to set aside allowances for trust assets which are not marked to market and provide special reserves under Korean GAAP for principal guaranteed variable rate trust accounts in addition to guaranteed fixed rate trust accounts. Provisions for variable rate trust assets that are not marked to market are reflected in the rate of return to customers, and thus, have no impact on our income while provisions for guaranteed fixed rate trust accounts could reduce our income in case of a deficiency in the payment of the guaranteed amount. We provide special reserves with respect to guaranteed fixed rate and principal-guaranteed variable rate trust account credits by deducting the required amounts from trust fees for such trust accounts in accordance with the Trust Act and Trust Business Act of Korea.

      Korean banks are currently allowed to guarantee the principal of the following types of variable rate trust account products: (i) individual pension trusts, (ii) new individual pension trusts, (iii) retirement pension trusts, (iv) new retirement pension trust, (v) pension trusts and (vi) employee retirement benefit trusts.

      Payments from Bank Accounts to Guaranteed Fixed Rate Trust Accounts. If income from a guaranteed fixed rate trust account is insufficient to pay the guaranteed amount, such deficiency must be satisfied from (i) first, special reserves maintained in such trust accounts, (ii) secondly, trust fees and (iii) lastly, funds transferred from the bank accounts of Shinhan Bank or Chohung Bank, as the case may be. In connection with Chohung Bank’s obligations to the guaranteed fixed rate trust accounts, Chohung Bank recorded an obligation of W 21 billion and W 58 billion as of December 31, 2001 and 2002, respectively, which has been paid out of Chohung Bank’s bank accounts at the trust accounts’ maturities. Chohung Bank recorded no such obligations as of December 31, 2003. Shinhan Bank made no such payments from its bank accounts to cover such deficiencies during 2001, 2002 and 2003 primarily due to a decrease in the balance of Shinhan Bank’s guaranteed fixed rate trust accounts, as a result of the legal prohibition against providing such accounts beginning in 1996 with respect to general unspecified money trusts and beginning in 1999 for development money trusts, as well as the improving economic condition in Korea. The decrease in the balance of Shinhan Bank’s guaranteed fixed rate trust accounts, in turn, has generally translated into a decrease in non-performing credits. There can be no assurance, however, that such transfers will not be required in the future.

— Distribution Channels and Marketing

      We distribute our trust products primarily through the branch network of our retail banking services. See “— Our Branch Network and Distribution Channels” above.

— Recent Regulatory Developments

      Under the Indirect Investment Asset Management Business Act, which took effect on January 5, 2004, all banks engaged in the money trust business (except for specified money trust business) based on their approval received under the Trust Business Act must qualify as an asset management company by July 5, 2004 and will not be permitted to offer unspecified money trust products after such date (except under certain limited circumstances). Once a bank qualifies as an asset management company under the Indirect Investment Asset Management Business Act, such bank may continue to engage in the investment trust business as long as it is limited to investment trust products and does not include unspecified money trust products. As a result, commencing on July 5, 2004, we plan to cease offering unspecified money trust products through our banking subsidiaries and to redirect the customers of the unspecified money trust operations of those subsidiaries (other than outstanding balances, which they will continue to manage until the withdrawal of the relevant money trust deposits by customers) to our investment trust management business of our banking subsidiaries or subsidiaries engaged in the investment trust management business.

Merchant Banking

      Chohung Bank is one of only three banks in Korea, along with Korea Exchange Bank and Woori Bank, which currently provides merchant banking services. Chohung Bank established its merchant banking business through its merger with Kangwon Bank in 1999. Prior to merging with Chohung Bank, Kangwon Bank merged with Hyundai Merchant Bank in February 1999 and acquired its merchant banking operations.

      Chohung Bank presently provides merchant banking services through the Merchant Banking Group, which offers following services:

•	short-term financing for both deposit and lending sides, including cash management accounts, factoring financing and bill discounting;

•	investment banking and mergers and acquisitions advisory services focused on niche markets where Chohung Bank has competitive strength such as asset-backed securities offerings and project financing; and

•	venture capital business to provide capital as well as necessary management support for high-tech start-up companies.

Securities Brokerage Services

Overview

      Through Good Morning Shinhan Securities, our securities brokerage subsidiary, we provide a full range of brokerage services, including investment advice and financial planning, to our retail customers as well as international and institutional brokerage services to our corporate customers. As of December 31, 2003, our market share was approximately 6.1% in the Korean equity brokerage market and are ranked sixth in the industry in terms of brokerage volume.

Products and Services

      We offer a variety of financial and advisory services through three main business groups of Good Morning Shinhan Securities, consisting of the Retail Business Division, the Institutional & International Client and Research Division and Capital Markets Division.

•	Retail Business Division provides equity and bond brokerage, investment advisory and financial planning services to retail customers, with a focus on high net worth individuals. In 2003, revenues generated by the Retail Business Division represented approximately 80.8% of total revenues of our Securities Brokerage Services in 2003. The Retail Business Division earns fees by managing client assets as well as commissions as a broker for our clients in the purchase and sale of securities. In addition, we generate net interest revenue by financing customers’ securities transactions and other borrowing needs through security-based lending and also receive commissions and other sales and service revenues through the sale of proprietary and third-party mutual funds.

•	Institutional & International Client and Research Division offers a variety of brokerage services, including brokerage of corporate bonds, futures and options, to our institutional and international customers. In addition, through our research center with more than 60 research analysts, we produce equity, bonds and derivatives research to serve both institutional and international investor clients.

•	Capital Markets Division offers a wide array of investment banking services, including selling institutional financial products and trading equity and derivatives and, to a lesser extent, M&A advisory and underwriting, to our corporate customers.

Other Services

      Through our other operating subsidiaries, we also provide leasing and equipment financing, investment trust management, regional banking and investment banking and advisory services. In addition, we have also established a bancassurance joint venture to offer life insurance and other insurance-related products and services following deregulation of this industry in September 2003. See “— Life Insurance” below.

Leasing and Equipment Financing

      We provide leasing and equipment financing services to our corporate customers through Shinhan Capital, our leasing subsidiary. Established as a leasing company in 1991, Shinhan Capital provides customers with leasing, installment financing and new technology financing.

      As of December 31, 2003, Shinhan Capital’s total assets were W 1,243 billion, showing a W 272 billion increase from the previous year. In particular, new lease executions increased from W 275 billion in 2001 to W 345 billion in 2002 and to W 409 billion in 2003, representing an estimated 13.5%, the largest market share, of the Korean leasing market in 2003. We believe that our strength is in leasing of ships, printing machines, automobiles and other specialty items. We continue to diversify our revenue base from this business by expanding our services, as demonstrated by our acting as corporate restructuring company for financially troubled companies beginning in 2002.

Investment Trust Management Services

      In addition to personalized asset management services provided by our private banking and securities brokerage services, we also provide our customers with investment trust services through Shinhan BNP Paribas Investment Trust Management, our 50:50 joint venture with BNP Paribas, and through Chohung Investment Trust Management Co., Ltd., a direct subsidiary of Chohung Bank. This business offers institutional, high net worth and retail clients a broad range of investment alternatives based on an integrated asset management system. Products and services offered include beneficiary certificates, mutual funds, closed-end funds and separately managed accounts.

      The investment trust industry in Korea showed a sluggish trend in 2003 due primarily to liquidity difficulties experienced by LG Card and resulting losses in underlying assets of beneficiary trust certificates issued by asset management companies. As of December 31, 2003, total assets under fee-based management by Shinhan BNP Paribas Investment Trust Management were W 4,726 billion and total assets under fee-based management by Chohung Investment Trust Management Co., Ltd. were W 3,755 billion. Fee levels charged by investment trust management companies have been declining in recent years due to increasing competition and market saturation. Since the financial crisis of the late 1990’s, we have been rebuilding our business base by writing off assets in our products with poor quality, principally those related to large corporations.

Regional Banking Services

      In April 2002, pursuant to a stock purchase agreement with Korea Deposit Insurance Corporation, we acquired a majority interest in Jeju Bank, which is engaged in providing commercial banking services on a regional basis, primarily on Jeju Island of Korea, through its network of 32 branches. As of December 31, 2003, Jeju Bank had total assets, total liabilities and total stockholders’ equity of W 1,704 billion, W 1,624 billion and W 80,342 billion, respectively.

Investment Banking and Advisory Services

      In addition to the investment banking services provided by the Investment Banking Department of Shinhan Bank, the Investment Banking Division of Chohung Bank and the Capital Markets Division of Good Morning Shinhan Securities, we also provide a variety of investment banking and advisory services through Shinhan Macquarie Financial Advisory, our 51:49 joint venture with Macquarie Bank of Australia. The products and services offered by Shinhan Macquarie Financial Advisory include project and infrastructure finance, capital & debt raisings, corporate finance advisory, structured finance, mergers and acquisitions, cross-border leasing and infrastructure and specialized fund management advisory services. During the year ended December 31, 2003, we derived total revenue of W 11 billion from advisory activities.

Bancassurance

      Since the deregulation of the Korean bancassurance market in September 2003, SH&C Life Insurance, our 50:50 joint venture with Cardif S.A., an insurance arm of the BNP Paribas Group, has developed various bancassurance products. The Korean bancassurance industry, after nine months of operations, is still in its stage of infancy.

Loan Collection and Credit Reporting

      In order to centralize our loan collection, on July 8, 2002, we established Shinhan Credit Information Co. Ltd., our wholly-owned subsidiary engaged in credit collection and credit reporting. Shinhan Credit Information is capable of managing and collecting bad loans generated by our subsidiaries to improve our overall asset quality. On June 9, 2003, we sold a 49% ownership in Shinhan Credit Information to LSH holdings L.L.C, a wholly-owned subsidiary of Lone Star Fund, and converted Shinhan Credit Information into a joint venture with Lone Star Fund. On May 21, 2004, we terminated this joint venture and bought back Lone Star’s 49% ownership in Shinhan Credit Information. The number of shares acquired was 294,000 shares, representing 49% of total outstanding shares, of Shinhan Credit Information at the acquisition cost of W 1,529,165,735. As a result of this buy-back transaction, our equity ownership in Shinhan Credit Information increased from 51% to 100%.

      We plan to expand Shinhan Credit Information’s services to such areas as credit reporting, credit inquiry, credit card rating, civil application/petition services, lease and rental research and advisory and consulting services related to non-performing loan management. For the year ended December 31, 2003, our total revenues from this operation were W 20 billion.

Internet Portal Financial Services

      In 2001, we established e-Shinhan Inc., a joint venture with The Boston Consulting Group to offer high-quality internet financial services. Through its portal site, www.emoden.com, e-Shinhan offers an integrated account aggregation service that enables the user to see all of his or her accounts at a glance, an electronic accounting service that keeps track of all the user’s financial transactions, an investment clinic service and a financial supermarket service that helps users to choose the financial products that best meet their needs. To offer high quality financial portal service, we concluded business ties with “Yodle” of the U.S., the world’s leading account aggregation provider. As of December 31, 2003, the number of members of this portal site exceeded 2.3 million.

Information Technology

      We believe that a sophisticated information technology system is crucial in supporting our operations management and providing high quality customer service. We employ a total of approximately 900 employees and plan to spend approximately W 400 billion in connection with updating and integrating our information technology system in 2004.

      Our objective is to maximize the synergy generated among our subsidiaries by integrating them into a “single enterprise” system. In that regard, we are in the process of integrating different information technology systems of our various subsidiaries including Shinhan Bank and Chohung Bank, which we expect to complete by 2006. We are also cooperating closely with leading information technology companies to enhance our information systems.

      We plan to continue our efforts to integrate our information technology systems by taking the following initiatives:

•	building a customer-oriented system to provide customers with diversified and customized financial services;

•	establishing a flexible platform which can quickly adapt to new financial products and services;

•	introducing a group-wide strategic enterprise management system designed to facilitate swift managerial response;

•	creating a stable infrastructure capable of processing large amount of transaction data generated by the integrated “single enterprise” system;

•	completing the introduction of a group-wide integrated enterprise data warehousing system and a group-wide integrated customer relationship management system, which are designed to provide us with comprehensive customer information, including transaction history, and thereby allow us to identify potential marketing and cross-marketing opportunities;

•	upgrading our information system to be compatible with the New Basel Capital Accord (Basel II) proposed by the Basel Committee; and

•	upgrading our information reporting system to enable interim reporting under the U.S. GAAP.

      Our information technology system for each of our subsidiaries is currently backed up on a real time basis. We have established a completely duplicative back-up IT system in different locations in Korea, depending on the subsidiary, to provide a back-up system in the event of any system failure of our primary information technology center located in the suburbs of Seoul. See “— Properties” We believe that in the event of a complete disruption of the information technology system in our headquarters, Shinhan Bank’s entire information technology system will be fully operational within one hour and Chohung Bank’s entire information technology system will be fully operational within two hours.

Competition

      We compete principally with other nationwide commercial banks in Korea, but also face competition from a number of additional sources including regional banks, Korea’s specialized banks and branches and subsidiaries of foreign banks operating in Korea, as well as various other types of financial service institutions, including savings institutions (such as mutual savings and finance companies and credit unions and credit cooperatives), investment institutions (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. Regulatory reforms in the Korean banking industry have increased competition among banks for deposits, generally leading to lower margins from lending activities. Prior to the beginning of the economic crisis in Korea in late 1997, there were 26 commercial banks, three development banks and four specialized banks. Due in part to the economic crisis, as of December 31, 1999, there were 17 commercial banks, two development banks and four specialized banks. Of these, two commercial banks were recapitalized by the Government. During 1999, four mergers were consummated and, in the first half of 2000, Korea First Bank sold its controlling interest to a foreign investor. In 2001, H&CB and Kookmin Bank merged to create the largest Korean bank in terms of assets. Also in 2001, Woori Bank restructured itself as a financial holding company and significantly realigned its businesses and products to compete with other larger banks in Korea. In December 2002, Hana Bank merged with Seoulbank. In 2003, Lone Star acquired a controlling interest in Korea Exchange Bank. In May 2004, Citibank, through its affiliate, completed a tender offer pursuant to which it purchased a substantial majority interest in Koram Bank. We believe that the banking industry in Korea will continue to experience consolidation among institutions leading to increased competition in all areas in which we operate. As of December 31, 2003, Chohung Bank and Shinhan Bank ranked sixth and fourth largest, respectively, in terms of total assets among Korean commercial banks based on information published by the Financial Supervisory Commission. Recently, Korea Deposit Insurance Corporation has invited various parties to bid for interests in Korea Investment Trust Company and Daehan Investment Trust Company, which were acquired and recapitalized by the Korea Deposit Insurance Corporation on behalf of the Korean government due to the financial difficulties these companies were experiencing and are in the process of being auctioned by the Korea Deposit Insurance Corporation. Several potential domestic and overseas purchasers, including our competitors, have submitted preliminary bids for each company and are conducting a due diligence review of each company.

      See “Item 3. Key Information — Risk Factors — Risks Relating to Competition — Competition in the Korean banking industry, in particular in the small- and medium-sized enterprises banking, retail banking and credit card operations, is intense, and we may experience declining margins as a result”.

DESCRIPTION OF ASSETS AND LIABILITIES

      Unless otherwise specifically mentioned or the context otherwise requires, the following description of assets and liabilities is presented on a consolidated basis under U.S. GAAP.

Loans

      As of December 31, 2002, our total gross loan portfolio was W 45,052 billion, an increase of 33.8% from W 33,665 billion at December 31, 2001. The increase in the portfolio primarily reflects an increase in the mortgage and home equity loans and other commercial loans. As of December 31, 2003, our total gross loan portfolio was W 95,295 billion, an increase of 111.5% from W 45,052 billion at December 31, 2002. The increase in the portfolio was due primarily to our acquisition of Chohung Bank.

Loan Types

      The following table presents our loans by type for the periods indicated. Except where specified otherwise, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,

	1999(1)		2000		2001		2002		2003

	(In billions of Won)
Corporate
Commercial and industrial(2)	W	12,570	W	13,847	W	13,459	W	15,800	W	35,617
Other commercial(3)		5,448		6,746		6,748		9,352		17,378
Lease financing		558		—		598		636		1,091

Total — Corporate		18,576		20,593		20,805		25,788		54,086

Consumer
Mortgages and home equity		1,216		2,376		7,253		11,539		20,517
Other consumer(4)		2,478		3,330		3,537		4,962		14,580
Credit cards		1,143		1,570		2,070		2,763		6,112

Total — Consumer		4,837		7,276		12,860		19,264		41,209

Total gross loans(5)	W	23,413	W	27,869	W	33,665	W	45,052	W	95,295

Note:

(1)	Adjustments were necessary to reconcile the aggregate loan balance from Korean GAAP to a comparable U.S. GAAP basis. The following table sets out the adjustments necessary to reconcile the aggregate loan balance for 1999 from Korean GAAP to a basis comparable to the later years disclosed above.

	As of December 31, 1999

	(In billions of Won)
Total loan balance under Korean GAAP	W	24,490
Add/(less) adjustments to U.S. GAAP:
De-consolidation of trust accounts		(818)
Reclassification of items not classified as loans under U.S. GAAP		(272)
Reclassification of items not classified as loans under Korean GAAP		13

Total loan balance under U.S. GAAP	W	23,413

(2)	Consists primarily of working capital loans, general purpose loans, bills purchased, trade-related notes and inter-bank loans.

(3)	Consists primarily of privately placed bonds, credit facility drawdowns and purchases of commercial paper or notes at a discount from its customers with recourse.

(4)	Consists of general unsecured loans and loans secured by collateral other than housing to retail customers.

(5)	As of December 31, 2002, approximately 79.8% of our total gross loans were Won-denominated. As of December 31, 2003, approximately 71.9% of our total gross loans were Won-denominated.

Loan Concentrations

      On a consolidated basis, our exposure to any single borrower and exposure to any single group of companies belonging to the same conglomerate is limited by law to 20% and 25%, respectively, of the Net Total Equity Capital Credit under Korean GAAP (as defined in “— Supervision and Regulation”). In addition, each of Shinhan Bank’s and Chohung Bank’s exposure, on a non-consolidated basis, to any single borrower and exposure, on a non-consolidated basis, to any single group of companies belonging to the same conglomerate is limited by law to 20% and 25%, respectively, of each bank’s total Tier I and Tier II capital under Korean GAAP.

Twenty Largest Exposures by Borrower

      As of December 31, 2003, our twenty largest exposures, consisting of loans, securities and guarantees and acceptances, totaled W 23,661 billion and accounted for 18.2% of our total exposures. The following table sets forth, as of December 31, 2003, our total exposures to these top twenty borrowers.

							Amounts of
	Loans in	Loans in			Guarantees		Impaired Loans
	Won	Foreign	Equity	Debt	and	Total	and Guarantees
Company	Currency	Currency	Securities	Securities	Acceptances	Exposure	and Acceptances

	(In billions of Won)
Korea Deposit Insurance Corporation	—	—	—	5,482	—	5,482	—
Ministry of Finance and Economy	—	—	—	4,785	—	4,785	—
The Bank of Korea	—	—	—	4,595	—	4,595	—
Kookmin Bank	56	133	14	839	—	1,042	—
LG Electronics	10	668	9	55	215	957	—
SK Networks(1)	229	263	182	70	83	827	575
Samsung Electronics	—	615	56	—	9	680	—
Korea Development Bank	—	—	—	674	—	674	—
Korea Highway Corporation	—	—	—	606	—	606	—
Korea Asset Management Corporation	—	—	—	594	—	594	—
Hyundai Merchant Marine	242	175	—	—	1	418	254
Woori Bank	1	—	—	376	—	377	—
S-Oil Corporation	120	2	1	8	236	367	—
Industrial Bank of Korea	1	—	3	355	—	359	—
Ssangyong Corporation(2)	9	138	22	45	124	338	271
Samsung Capital	195	24	—	100	—	319	—
LG Card	292	—	—	20	—	312	292
Korea Electric Power Corporation	—	—	11	300	—	311	—
Marywether International	310	—	—	—	—	310	—
Mallorn Capital	—	—	308	—	—	308	—

Total	1,465	2,018	606	18,904	668	23,661	1,392

Notes:

(1)	Includes its offshore subsidiaries, SK Networks Hong Kong, SK Networks ASIA-PAC, SK Networks Europe and SK Networks America.

(2)	Includes its subsidiaries, Ssangyong Singapore, Ssangyong H.K. and Ssangyong Japan.

Exposure to Chaebols

      As of December 31, 2003, 9.0% of our total exposure was to the twenty-nine largest chaebols. The following table shows, as of December 31, 2003, our total exposures to the ten chaebol groups to which we have the largest exposure.

							Amounts of
	Loans in	Loans in			Guarantees		Impaired Loans
	Won	Foreign	Equity	Debt	and	Total	and Guarantees
Company	Currency	Currency	Securities	Securities	Acceptances	Exposure	and Acceptances

	(In billions of Won)
Samsung	468	909	103	460	364	2,304	—
LG	619	1,003	21	102	502	2,247	292
SK	399	490	276	173	276	1,614	578
Hyundai Motors	481	315	22	63	447	1,328	10
Hanjin	97	290	6	9	79	481	—
Hyundai	242	175	—	—	1	418	254
KT	114	—	11	254	4	383	—
Lotte	184	9	3	19	103	318	—
Hyosung	74	150	—	—	69	293	—
CJ	25	122	1	14	106	268	25

Total	2,703	3,463	443	1,094	1,951	9,654	1,159

Exposure to LG Card

      LG Card, one of Korea’s largest credit card companies, has been experiencing significant liquidity and asset quality problems. In November 2003, the creditor banks of LG Card (including Shinhan Bank and Chohung Bank) agreed to provide a new W 2 trillion credit facility, secured by credit card receivables, to enable LG Card to resume cash operations. Our portion of this commitment was W 216.7 billion, consisting of W 113.7 billion for Shinhan Bank and W 103 billion for Chohung Bank. The maturity of this credit facility was extended to December 2005. Certain of LG Card’s creditor banks (including our subsidiaries) also agreed to extend the maturity of a portion of LG Card’s debt coming due in 2003 for one year, after the chairman of LG Group pledged his personal stake in LG Corporation, the holding company for the LG Group, LG Investment & Securities and LG Card as collateral to offset future losses of LG Card.

      After the failure to auction LG Card to a buyer in December 2003, the principal creditors of LG Card tentatively agreed to a rescue plan in January 2004 under which the Korea Development Bank would acquire a 25% (subsequently adjusted to 26%) interest in LG Card and the other creditors would collectively acquire a 74% (subsequently adjusted to 73%) ownership interest following the completion of several debt-to-equity swaps contemplated for 2004. In addition, the creditors agreed to form a normalization steering committee for LG Card to oversee LG Card’s business operations. An extraordinary shareholders’ meeting of LG Card was held in March 2004 and a new chief executive officer as well as directors nominated by the normalization steering committee were elected. In February 2004, the creditors exchanged indebtedness of W 954 billion (including our portion of W 77.5 billion) for shares constituting 54.8% of the outstanding share capital of LG Card. LG Group also funded an additional W 800 billion to LG Card (in addition to a W 200 billion capital contribution made in December 2003). In May 2004, LG Card completed a capital write-down of 97.7% of its outstanding common stock, which included the W 954 billion converted into equity by the creditors in February 2004 (including our portion of W 77.5 billion). The creditors plan to convert an additional W 954 billion of indebtedness into equity of LG Card (including our portion of W 77.5 billion). The creditors also extended W 1.59 trillion of new loans to LG Card (including our portion of W 154.4 billion), which will subsequently be converted into equity. In addition, in March 2004, the LG Group and the Korea Development Bank provided additional liquidity of W 375 billion and W 125 billion, respectively. Following all such debt-to-equity conversions, we expect to own a 9.0% equity interest in LG Card and have W 484.5 billion of credit exposure outstanding to LG Card, consisting of W 245.3 billion in loans, W 200.4 billion in asset-backed securities and W 38.8 billion in debt securities.

      As of December 31, 2003, our total exposure to LG Card was W 312 billion, including W 292 billion of loans and W 20 billion of debt securities. We made an allowance for loan losses of W 90 billion for the loans. In addition, as of such date, we had approximately W 30 billion of aggregate exposure to LG Card in our guaranteed trust accounts of Shinhan Bank and Chohung Bank, with respect to which we may experience further losses. As a result of the deteriorating financial condition of LG Card, we recorded loan loss provisions of W 40 billion and recognized securities impairment losses of W 74 billion in respect of our exposures to LG Card. In addition, we also had exposure in the form of senior asset-backed securities in the amount of W 153.2 billion, whose underlying assets consist of credit card assets of LG Card. In connection with the LG Card rescue plan, Shinhan Bank transferred W 10 billion of exposure in its performance-based trust account to the bank account in January 2004 and Chohung Bank also transferred W 30 billion of exposure in its performance-based trust account to the bank account in February 2004, resulting in an increase in our total exposure to LG Card in the first quarter of 2004.

      The value of underlying collateral, our pro rata entitlement thereto and the allowances we have established or will establish against our exposures to LG Card may not be sufficient to cover all future losses arising from these exposures. Following the debt-to-equity conversions in respect of our exposures to LG Card, we may experience further losses if the market value of the LG Card equity securities we own falls below their recorded book value.

Exposures to the Credit Card Industry

      Recent adverse developments in the credit card industry such as industry-wide increases in delinquencies and resulting increases in provisioning for loan losses have had a negative impact on investors’ perception of credit card companies in the Korean corporate debt market, thereby significantly limiting the ability of credit card companies to raise financing through issuances of debt securities. As a result, Korean credit card companies have been experiencing significant financial and liquidity difficulties.

      The following table shows, as of December 31, 2003, the breakdown of our total exposure to credit card companies.

			Securities Issued
			Through Asset-Backed		Loans in Won		Loans in Foreign
Company	Debt Securities		Securitization(1)		Currency		Currency		Total

	(In billions of Won)
LG Card	W	20	W	—	W	292	W	—	W	312
Samsung Card(2)		194		—		90		—		284
KEB Card(3)		70		20		—		—		90
KDB Capital(4)		—		10		20		23		53
Hyundai Card(5)		—		—		20		—		20
Woori Card(6)		—		—		10		—		10
Lotte Card		—		—		—		—		—

Total	W	284	W	30	W	432	W	23	W	769

Notes:

(1)	Securities issued by special purpose vehicles of credit card companies, established with credit card receivables as underlying assets. In general, these special purpose vehicles are entitled to credit or collateral support from such credit card companies.

(2)	Does not include exposures to Samsung Capital, which was merged into Samsung Card in February 2004. Samsung Card conducted a rights offering of W 200 billion in May 2003, conducted an offering of W 800 billion of subordinated convertible bonds in June 2003 and also conducted a rights offering of W 1.5 trillion in April 2004.

(3)	KEB Card was merged into Korea Exchange Bank in March 2004.

(4)	KDB Capital is a subsidiary of Korea Development Bank, which is owned and controlled by the Korean government.

(5)	In the first half of 2003, Hyundai Motor Company implemented a turnaround plan for Hyundai Card, which included (i) the acquisition by Hyundai Motor Company and two of its affiliates, Kia Motors Corporation and INI Steel Company, in the aggregate 44,680,971 shares of common stock of Hyundai Card, all of which were previously held by Hyundai Capital and (ii) the participation by Hyundai Motor, Kia Motors and INI Steel in a rights offering by Hyundai Card in the amount of W 310 billion, including W 10.0 billion by Korea Asset Management Corporation. In July 2003, Hyundai Card issued subordinated convertible bonds in the aggregate principal amount of W 300 billion.

(6)	Woori card was merged into Woori Bank in March 2004.

      In light of the financial market instability in Korea resulting from the liquidity problems faced by credit card companies during the first quarter of 2003, the Korean government announced temporary measures in April 2003 intended to provide liquidity support to credit card companies. These measures included, among other things:

•	a request by the government for credit card companies to effect capital increase in the aggregate amount of W 4.6 trillion, as part of their self-rescue efforts;

•	banks and other financial institutions agreeing with each other to extend the maturity of all debt securities of credit card companies that they held;

•	asset management companies agreeing with each other to extend the maturity of 50% of the aggregate amount of the debt securities of credit card companies that they held which were scheduled to mature by June 2003; and

•	with respect to the remaining 50% of such credit card company debt securities, banks and other financial institutions agreeing with each other to contribute an aggregate amount of W 5.6 trillion to purchase such debt securities from asset management companies.

      Pursuant to the above measures, we, at the holding company level, injected new capital of W 100 billion in the form of subordinated debt into Shinhan Card in April 2003. We funded this obligation through the issuance of debt securities. In addition, Shinhan Bank agreed to extend the maturities of the W 436 billion of credit card company debt securities that it held in April 2003 or that have become due in June 2003 (including W 426 billion of such debt securities Shinhan Bank transferred from its trust accounts to its bank accounts). Of the W 5.6 trillion aggregate contribution made by Korean financial institutions to purchase credit card company debt securities held by asset management companies, the portion allocated for Shinhan Bank to purchase was approximately W 263 billion, all of which were repaid as of July 31, 2003. Chohung Bank also agreed to extend the maturities of the W 177 billion of loans to and debt securities issued by credit card companies that Chohung Bank held in April 2003 or that have become due in June 2003. Of the W 5.6 trillion aggregate contribution made by Korean financial institutions to purchase credit card company debt securities held by asset management companies, the portion allocated for Chohung Bank to purchase was approximately W 183 billion, all of which was repaid as of July 31, 2003.

      As of December 31, 2003, we had loans outstanding to credit card companies in the aggregate principal amount of W 455 billion. Despite the recent financial difficulties of certain credit card companies, our loans to these credit card companies, except LG card, are considered performing in accordance with our internal credit rating methodology, and therefore we have not recognized a specific allowance for loan losses against these. We believe our general allowance of W 705 billion against the performing element of the corporate loan portfolio in total is sufficient to cover any incurred losses within these specific loans.

      In addition, our investment portfolio includes beneficiary certificates representing interests in investment trusts whose assets include securities issued by troubled credit card companies, including LG Card. Accordingly, to the extent that the value of securities issued by credit card companies declines as a result of their financial difficulties or otherwise, we may experience losses on our investment securities.

      In the case of credit card companies that are in or in the future enter into workout, restructuring, reorganization or liquidation proceedings, our recoveries from those companies may be limited. We may, therefore, experience future losses with respect to these exposures.

Exposures to SK Group Companies

      In the first quarter of 2003, accounting irregularities were discovered at SK Networks to which most commercial banks in Korea, including ourselves, have substantial exposure. These irregularities had concealed the weak financial condition of SK Networks over a period of several years. In March 2003, the principal creditor banks of SK Networks acknowledged that SK Networks is a troubled company subject to formal workout procedures under the Corporate Restructuring Promotion Act of Korea and agreed to postpone the maturity of all domestic credits of SK Networks until June 18, 2003.

      In June 2003, the domestic creditors of SK Networks agreed to a workout program under which the creditors participating in this program would buy out the outstanding credits of the dissenting creditors by providing cash in the amount of approximately 30% of the outstanding loans, which we did not participate in. In addition, in July 2003, the domestic creditors’ committee and the steering committee of the overseas creditors of SK Networks agreed to a workout program under which the domestic creditors will buy out the outstanding credits of the dissenting foreign creditors by providing cash in the amount of 43% of the outstanding loans as well as providing a 5% incentive in the form of bonds with warrants. The cash payment are repaid in four installments, two installments of 40% on December 31, 2003 and 30% on March 31, 2004 were paid and, two more of 20% on June 30, 2004 and 10% on September 30, 2004 remain outstanding. The bonds with warrants, which can be exercised in 2005, will be due in April 2008, without any interest, and will be repaid in a one-time payment.

      The terms of the finalized workout program for SK Networks, agreed to by the creditors and SK Corporation, the then largest shareholder of SK Networks, are as follows:

•	maturities of outstanding loans were extended to December 2007;

•	interest on loans was fixed at 5% for unsecured Won-denominated loans and 5.5% for secured loans;

•	foreign currency loans were converted to unsecured Won-denominated loans;

•	approximately W 2.2 trillion of loans were converted into equity interest in SK Networks, consisting of W 850 billion of common shares, W 1,000 billion of redeemable preferred shares and W 380 billion of convertible bonds, with a lock-up until December 2007;

•	Mr. Tae-Won Choi, the chairman of the SK Group, pledged his personal stake in three of the member companies of SK Group to the creditors as collateral; and

•	SK Corporation converted W 850 billion of trade receivables from SK Networks into equity shares.

      The debt-to-equity swap by the creditors was preceded by a complete capital write-off by SK Corporation and 7-to-1 capital reduction by minority shareholders on October 25, 2003.

      In October 2003, pursuant to this rescue plan, each of Shinhan Bank, Chohung Bank and Chohung Investment Trust Management participated in the workout program as follows:

•	Shinhan Bank converted W 86 billion of credits into 17,243,800 shares of common stock, representing 5.11% of total common stock, W 101 billion of credits into 2,028,680 shares of redeemable preferred stock and W 39 billion of credits into convertible bonds;

•	Chohung Bank converted W 56 billion of credits into 11,226,600 shares of common stock, representing 3.33% of total common stock, W 66 billion of credits into 1,320,780 shares of redeemable preferred stock and W 25 billion of credits into convertible bonds; and

•	Chohung Investment Trust Management converted W 3 billion of credits into 618,200 shares of common stock, representing 0.18% of total common stock, W 3.6 billion of credits into 72,720 shares of redeemable preferred stock and W 1.4 billion of credits into convertible bonds.

      As a result of this debt restructuring, we currently own 8.62% of common shares of SK Networks (or 9.15% of total equity ownership in SK Networks including the redeemable preferred stock).

      As of December 31, 2003, 1.24% of our total exposure was to the member companies of the SK Group. The following table shows, as of December 31, 2003, the breakdown of our total exposure by member companies of the SK Group.

	Loans in		Loans in						Guarantees				Amounts
	Won		Foreign		Equity		Debt		and		Total		Classified as
Company	Currency		Currency		Securities		Securities		Acceptances		Exposure		Impaired Loans

	(In billions of Won)
SK Networks	W	229	W	263	W	182	W	70	W	83	W	827	W	575
SK Corporation		67		108		63		25		33		296		—
SK Telecom Co., Ltd.		10		—		31		69		—		110		—
SK Gas		4		14		—		—		87		105		—
SK Chemical		30		15		—		9		24		78		—
SK Shipping Co., Ltd.		—		66		—		—		—		66		—
SK Teletech Co., Ltd.		—		8		—		—		27		35		—
SKC Co., Ltd.		5		12		—		—		—		17		—
Walkerhill		6		—		—		—		7		13		—
Choongnam City Gas Co., Ltd.		10		—		—		—		—		10		—
Daehan City Gas		9		—		—		—		—		9		—
Pusan City Gas		7		—		—		—		—		7		—
SK C&C Co., Ltd.		—		—		—		—		7		7		—
SK Telesys		1		—		—		—		6		7		—
Pohang City Gas Co., Ltd.		7		—		—		—		—		7		—
Chonnam City Gas Co., Ltd.		5		—		—		—		—		5		—
Dong Shin Pharm, Co., Ltd.		—		4		—		—		—		4		—
Segae Tradings Co.		3		—		—		—		—		3		3
SK Pharmaceutical		3		—		—		—		—		3		—
SK UCB Co., Ltd.		—		—		—		—		2		2		—
Kangwon Gas		1		—		—		—		—		1		—
Cheongju City Gas Co., Ltd.		1		—		—		—		—		1		—
SK D to D		1		—		—		—		—		1		—

Total	W	399	W	490	W	276	W	173	W	276	W	1,614	W	578

      As of December 31, 2003, our total exposure outstanding to SK Networks alone was W 827 billion, or 0.64% of our total exposure, consisting of W 492 billion in loans, W 70 billion in debt securities, W 182 billion in equity securities and W 83 billion in guarantees and acceptances. Of our total loans outstanding to SK Networks, W 21 billion was secured for which we made no allowance for loan losses. However, no assurance can be given that we will be able to fully recover on these secured loans. For the remaining unsecured loans of W 471 billion, we made allowance for loan losses of W 177 billion. With respect to the guarantees and acceptances outstanding, we made allowances of W 35 billion.

      As of December 31, 2003, our total exposure outstanding to Segae Trading Co. was W 3 billion in loans, for which we have made an allowance for loan losses of W 1 billion.

      In addition, as of December 31, 2003, our total exposure outstanding to SK Corporation, the controlling company of the SK Group, was W 296 billion, or 0.23% of our total exposure, consisting of W 175 billion in loans, W 63 billion in equity securities W 25 billion in debt securities and W 33 billion in guarantees and acceptances. We classify loans and guarantees and acceptances to other SK Group companies, including SK Corporation, as performing in accordance with our internal credit rating methodology and therefore no specific allowance is made against these loans or guarantees and acceptances. Our management believes the general allowance of W 705 billion against the performing element of the corporate loan portfolio in total is sufficient to cover any incurred losses within this portfolio, including those loans to companies within the SK Group, including SK Corporation and excluding SK Networks and Segae Trading Co. See “Item 3. Key Information — Risk Factors — Risks Relating to our banking business — We have significant exposure to SK Networks which is experiencing financial difficulties that it concealed through accounting irregularities and which is in a workout program. If this program is not satisfactorily resolved, it may have a material adverse effect on us”.

Exposures to Former Hyundai Group Companies

      A number of the former and current Hyundai Group companies, which used to be one of the largest chaebols in Korea, have been experiencing financial difficulties as a result of, among other things, their liquidity problems since the Asian financial crisis in 1997. The most significant of such companies that are experiencing financial difficulties are Hynix Semiconductor (formerly known as Hyundai Electronics), Hyundai Merchant Marine, Hyundai Engineering & Construction, Hyundai Petrochemicals and Inchon Oil Refinery. As of December 31, 2002, 2.6% of our total exposure was to the former Hyundai Group companies. As of December 31, 2003, 1.94% of our total exposure was to the former Hyundai Group companies. The former Hyundai Group companies have undergone corporate restructuring resulting in a breakoff from the former Hyundai Group of (i) Hyundai Motor Company and its affiliates, (ii) Hyundai Corporation and its affiliates, including Hyundai Merchant Marine, (iii) Hyundai Oil and its affiliates, including Inchon Oil Refinery, and (iv) Hyundai Heavy Industries and its affiliates. Each of Hyundai Petrochemical, Hyundai Engineering & Construction and Hynix Semiconductor were separately disaffiliated from the former Hyundai Group as a result of corporate restructuring by creditor action, including capital reductions and debt-to-equity swaps.

      The following table shows, as of December 31, 2003, the breakdown of our total exposure by member companies of the former Hyundai Group.

	Loans in		Loans in						Guarantees				Amounts
	Won		Foreign		Equity		Debt		and		Total		Classified as
Company	Currency		Currency		Securities		Securities		Acceptances		Exposure		Impaired Loans

	(In billions of Won)
Hyundai Motor Group:
Hyundai Motor Company	W	4	W	105	W	12	W	28	W	150	W	299	W	—
Kia Motors Company		44		126		2		10		67		249		—
Hyundai Hysco Co.		116		1		—		—		34		151		—
INI Steel Company		—		16		1		—		104		121		—
Hyundai Capital		70		—		—		20		—		90		—

	Loans in	Loans in			Guarantees		Amounts
	Won	Foreign	Equity	Debt	and	Total	Classified as
Company	Currency	Currency	Securities	Securities	Acceptances	Exposure	Impaired Loans

	(In billions of Won)
Wia Corporation	80	—	—	—	2	82	—
Hyundai Mobis Co.	—	53	7	—	—	60	—
Hyundai Powertech	39	—	—	—	17	56	—
Daimler Hyundai Truck Corporation	20	5	—	—	11	36	—
Dymos Co.	29	—	—	—	6	35	—
Rotem Co.	8	4	—	5	18	35	—
KEFICO	13	—	—	—	16	29	—
Hyundai Card Co.	20	—	—	—	—	20	—
Globis Co.	18	—	—	—	—	18	—
Bontec Co., Ltd.	—	—	—	—	10	10	10
BNG Steel Co., Ltd.	—	—	—	—	12	12	—
Amco Corp.	10	—	—	—	—	10	—
Autoever Systems Corp.	9	—	—	—	—	9	—
E-HD. COM	—	5	—	—	—	5	—
NGVTek Co., Ltd.	1	—	—	—	—	1	—
Hyundai Corporation Group:
Hyundai Merchant Marine Co.	242	175	—	—	1	418	254
Hyundai Heavy Group:
Hyundai Heavy Industries Co.	9	3	—	—	97	109	—
Hyundai Mipo Dockyard Co., Ltd	—	—	1	—	21	22	—
Hyundai Samho Heavy Industries Co., Ltd.	10	7	—	—	3	20	—
Disaffiliated:
Hynix Semiconductor	1	63	188	1	—	253	64
Inchon Oil Refinery Co.	100	—	5	—	—	105	100
Hyundai Oilbank Corporation	6	—	—	—	78	84	—
Hyundai Petrochemical Co.	19	—	—	1	44	64	—
Hyundai Engineering & Construction Co.	2	—	30	12	—	44	2
Pantech & Curitel	25	2	—	—	13	40	—
Hyundai Department Store Co., Ltd.	10	—	—	10	—	20	—
Hyundai Station Development Co., Ltd.	—	—	—	—	9	9	—
Koryo Development Corp.	—	1	—	—	1	2	—
Hyundai ENG Plastics Co.	2	—	—	—	—	2	—
Hyundai Marine & Fire Insurance Co., Ltd.	—	—	2	—	—	2	—

	Loans in		Loans in						Guarantees				Amounts
	Won		Foreign		Equity		Debt		and		Total		Classified as
Company	Currency		Currency		Securities		Securities		Acceptances		Exposure		Impaired Loans

	(In billions of Won)
Hyundai Corporation		—		—		—		—		1		1		—
Hyundai Industry Ltd.		—		—		1		—		—		1		—

Total	W	907	W	566	W	249	W	87	W	715	W	2,524	W	430

      See “Item 3. Key Information — Risk Factors — Risks Relating to our banking business — We have exposure to the largest Korean commercial conglomerates, known as “chaebols”, and, as a result, recent and any future financial difficulties of chaebols may have an adverse effect on us”.

— Hynix Semiconductor

      As a result of, among other things, intense capital requirements and falling memory prices, Hynix Semiconductor has experienced and is continuing to experience significant financial difficulties. In May 2001, domestic commercial banks, asset management companies and certain other financial institution creditors of Hynix Semiconductor agreed to provide financial assistance under which Shinhan Bank purchased W 50 billion of convertible bonds for cash and extended the maturities of certain credits in an aggregate amount of W 351 billion (certain types of credits being based on the credit limits) to June 2003 (except, in the case of US$59.0 million, to September 2005) and Chohung Bank purchased W 134 billion of convertible bonds for cash and extended the maturities of certain credits in an aggregate amount of W 648 billion (certain types of credits being based on the credit limits) to June 2003 (except, in the case of US$14.4 million, to April 2005). In June 2001, Hynix Semiconductor issued US$1.2 billion of global depositary shares representing common shares.

      On October 31, 2001, the creditors’ committee of Hynix Semiconductor resolved to restructure the existing credits and provide additional credits in accordance with the Corporate Restructuring Promotion Act. The following summarizes the agreements applicable to commercial banks:

•	Equity conversion of W 2.9 trillion of existing loans and other exposure (including the convertible bonds in the amount of W 1 trillion issued in June 2001) to three-year mandatorily convertible bonds. Conversion price is capped at W 3,100 per share but was adjusted downward on May 31, 2002 to the minimum conversion price of W 708 per share. Shares received upon conversion are subject to sales restriction until the end of 2006.

•	Conversion of trade related credit line of US$223 million to mid- to long-term loans maturing at the end of 2004 at 6.0%.

•	Extension of the maturities (to the end of 2004 for short-term loans and credit lines) and reduction of the interest rates (at 6.0% for loans in Korean Won, including syndicated loans and overdrafts).

•	Extension of additional credits in the amount of W 658 billion, 50% of which will be provided for capital expenditures with a maturity of five years and 50% for working capital with a maturity of three years, both at an interest rate of 7.0% per annum. Such additional credits were all extended to Hynix Semiconductor by the end of March 2002.

•	Dissenters’ rights: Korea First Bank and three other banks exercised their dissenters’ right pursuant to the Corporate Restructuring Promotion Act and Hynix Semiconductor repaid the claims of such dissenting banks, except the claims of Korea First Bank in the amount of W 63 billion, in May 2002. With respect to the claims of Korea First Bank, it was agreed that Hynix Semiconductor would repay the full amount by the end of 2003. In the case of Hynix Semiconductor’s failure to repay this amount when due, pursuant to the Corporate Restructuring Promotion Act, the creditors’ committee of Hynix Semiconductor shall be liable for the repayment of the claim by Korea First Bank. For description of dissenter’s right under the Corporate Restructuring Promotion Act, see “— Credit Exposures to Companies in Workout, Court Receivership and Composition” below.

      In connection with the equity conversion described above, Shinhan Bank acquired W 125 billion of mandatorily convertible bonds in exchange for total exposure of W 406 billion and Chohung Bank acquired W 424 billion of mandatorily convertible bonds in exchange for total exposure of W 733 billion. On June 1, 2002, the creditors of Hynix Semiconductor converted the convertible bonds held by the various creditor banks. On the same date, Shinhan Bank and Chohung Bank converted their convertible bonds into equity shares of Hynix Semiconductor at the conversion price of W 708 per share. Shinhan Bank disposed of such equity shares in June 2002, recording a loss on disposition of W 59.3 billion. Chohung Bank maintained its ownership and recorded a 70% aggregate loss in the aggregate amount of W 297 billion and reflected W 127 billion as book value (W 212 per share) of equity shares of Hynix Semiconductor. Following approval at the creditors’ committee, in April 2003, Hynix Semiconductor conducted a 21 to 1 capital reduction of its equity shares and Chohung Bank converted an additional W 161 billion of convertible bonds into equity shares of Hynix Semiconductor at the conversion price of W 9,513 per share. As a result of such capital reduction, Chohung Bank currently owns 45,418,897 shares of Hynix Semiconductor, representing 10.24% of its outstanding shares, of which 31,739,897 shares are subject to a lock-up until the end of 2006.

      Following the breakdown in talks with Micron Technology about its investment or acquisition of Hynix Semiconductor or its assets, the creditors’ committee of Hynix Semiconductor has agreed to further restructuring of Hynix Semiconductor, including additional debt restructuring, in consultation with Deutsche Bank, outside advisor to the creditors’ committee of Hynix Semiconductor.

      In May 1997, in connection with the financing of US$850 million for the construction of a fabrication plant in Eugene, Oregon of Hyundai Semiconductor America, Hyundai Heavy Industries, Hyundai Merchant Marine and Hyundai Corporation entered into a group support agreement to unconditionally, irrevocably and jointly and severally guarantee the obligations of Hynix Semiconductor. This transaction resulted in a creation of joint and several obligations of these three companies in favor of the creditors of Hynix Semiconductor in the amount of US$850 million, subject to scheduled repayment. Hynix Semiconductor’s failure to perform its obligations under this transaction will trigger this obligation and will give rise to significant liquidity problems and capital requirements for these three companies, resulting in asset quality deterioration of our total exposure outstanding to these three companies.

      As of December 31, 2003, our total exposure outstanding to Hynix Semiconductor was W 253 billion, or 0.19% of our total exposure, consisting of W 64 billion in unsecured loans, W 1 billion in debt securities and W 188 billion in equity securities. For our total loans of W 64 billion, we made an allowance for loan losses of W 50 billion. The value of our debt securities exposure of W 1 billion and equity securities exposure of W 188 billion to Hynix Semiconductor reflect the accumulated loss of W 3 billion, W 297 billion and W 1 billion, respectively, recognized during the year ended December 31, 2001, 2002 and 2003.

      While we currently do not intend to provide additional financial assistance, including extension of new credit, to normalize Hynix Semiconductor and its operations, the final outcome of the matters relating to Hynix Semiconductor is uncertain and subject to significant variation over time.

— Hyundai Merchant Marine

      Primarily due to large capital expenditures from borrowings, a decline in the shipping industry since 2001 as well as losses from its Mt. Kumgang operations in North Korea since 1999, Hyundai Merchant Marine has been experiencing financial difficulties and has recorded significant decreases in sales and profitability. In October 2002, a meeting of the creditor financial institutions of Hyundai Merchant Marine was held to provide a bridge financing of W 50 billion, in which we, including Chohung Bank, did not participate. In addition, the creditor financial institutions agreed to extend the maturities of their respective short-term loans to Hyundai Merchant Marine to the end of 2002. In December 2002, as part of its restructuring efforts, Hyundai Merchant Marine entered into a definitive agreement to sell its automobile shipping division to Eurkor Car Carriers Inc., a consortium led by Wallenius of Sweden, Wilhelmsen of Norway and Hyundai Motor Company of Korea, for a sale price of US$1.3 billion plus assumption of liabilities of US$200 million in related ship financing. Hyundai Merchant Marine used the proceeds from the sale of its automobile shipping division to repay outstanding loans extended by its creditor financial institutions. In addition, Hyundai Heavy

Industries and Hyundai Motor Company have outstanding guarantees in favor of Hyundai Merchant Marine in the amount of approximately US$2.5 billion and approximately US$400 million, respectively.

      As of December 31, 2003, our total loans to Hyundai Merchant Marine of W 254 billion were classified as impaired, of which W 168 billion was in connection with ship financing, substantially all of which were secured by ship mortgages and guarantees by Hyundai Heavy Industries, and W 86 billion was in connection with general purpose loans. We made an aggregate allowance for loan losses of W 80 billion in respect of our total loans to Hyundai Merchant Marine as of December 31, 2003.

— Inchon Oil Refinery

      As of December 31, 2003, our total exposure outstanding to Inchon Oil Refinery was W 105 billion, or 0.08% of our total exposure, consisting of W 100 billion in loans and W 5 billion in equity securities. We made an allowance for loan losses of W 71 billion in connection with these loans, of which W 38 billion are secured and W 62 billion are unsecured. No assurance can be given that we will be able to fully recover on these secured loans. Since January 2002, we have not provided any additional credits to Inchon Oil Refinery. Inchon Oil Refinery is currently under court receivership.

— Hyundai Engineering & Construction

      At a creditors’ meeting in June 2001, 44 domestic financial institutions, including Shinhan Bank, Chohung Bank and 13 other commercial banks, which have extended credits to Hyundai Engineering & Construction agreed to and approved the following:

•	convert credits in an aggregate amount of W 1,400 billion into equity through a debt-to-equity swap after a 5.99:1 capital reduction, according to which Shinhan Bank converted W 33 billion of credits into common shares representing approximately 1.5% of Hyundai Engineering & Construction’s outstanding common shares as of December 31, 2001 and Chohung Bank converted W 96 billion of credits into common shares representing approximately 4.4% of Hyundai Engineering & Construction’s outstanding common shares as of December 31, 2001;

•	participated in (i) a rights offering of W 750 billion, of which Shinhan Bank subscribed for W 20 billion of common shares at W 5,000 per share, representing approximately 0.9%, and Chohung Bank subscribed for W 57 billion of common shares at W 5,000 per share, representing approximately 2.7%, and (ii) an offering of convertible bonds due April 2004 of W 750 billion, of which Shinhan Bank purchased W 30 billion and converted into 2,688,560 shares, or 2.46%, of Hyundai Engineering & Construction’s common shares in March 2004, and Chohung Bank purchased W 88 billion in 2001, and converted the full amount into Hyundai Engineering & Construction’s common shares and subsequently disposed of them in 2003; and

•	asset management companies, instead of participating in the debt-to-equity swap, agreed to extend the maturities of Hyundai Engineering & Construction’s debentures in an aggregate amount of W 515 billion for three years from their respective maturities.

      As of December 31, 2003, our total exposure outstanding to Hyundai Engineering & Construction was W 44 billion, or 0.03% of our total exposure, consisting of W 2 billion in loans, W 12 billion in debt securities and W 30 billion in equity securities. While we made no allowance for loan losses, we recognized an impairment loss of W 12 billion against equity securities, which we believe is other than temporary.

      Since January 2003, we have not provided additional credits to Hyundai Engineering & Construction.

Exposures to Ssangyong Group Companies

      In 1998, Daewoo Motors acquired Ssangyong Motors from the former Ssangyong Group, on condition that certain of the then existing liabilities of Ssangyong Motors be retained by the former Ssangyong Group. In connection with this transaction, nine member companies of the Ssangyong Group assumed in the aggregate liabilities of W 1.8 trillion, which subsequently resulted in significant increases in interest expense for such companies, further aggravated by a sharp increase in interest rates during the financial crisis of the late 1990’s. Several of the Ssangyong Group companies, including Ssanyong Corporation, Ssangyong Cement Industrial and Ssangyong Engineering & Construction, have experienced significant financial and liquidity difficulties as a result and were subsequently placed under workout programs by their respective creditors.

      As of December 31, 2003, 0.74% of our total exposure was to the member companies of the Ssangyong Group. The following table shows, as of December 31, 2003, the breakdown of our total exposure by member companies of the Ssangyong Group.

	Loans in		Loans in						Guarantees				Amounts
	Won		Foreign		Equity		Debt		and		Total		Classified As
Company	Currency		Currency		Securities		Securities		Acceptances		Exposure		Impaired Loans

	(In billions of Won)
S-Oil	W	120	W	2	W	1	W	8	W	236	W	367	W	—
Ssangyong Corporation		9		138		22		45		124		338		271
Ssangyong Cement Industrial		157		—		38		46		—		241		156
Ssangyong Resources Development Co., Ltd.		6		—		—		—		2		8		—
Ssangyong Shipping		2		5		—		—		—		7		1
Ssangyong Engineering & Construction		—		—		4		—		—		4		—

Total	W	294	W	145	W	65	W	99	W	362	W	965	W	428

Note:

(1)	Includes domestic and overseas subsidiaries of each company.

      In July 2003, the committee of creditors participating in the workout program of Ssangyong Cement Industrial approved a plan to (i) extend new credits of W 150 billion to provide additional liquidity, of which Chohung Bank’s portion was W 50 billion, all of which are entitled to priority in repayment as agreed by the creditors committee, (ii) debt-to-equity swap of W 573 billion, in which we did not participate, and (iii) extend the maturity for repayment of principal from December 2003 to December 2005.

      As of December 31, 2003, Ssangyong Engineering & Construction’s backlog of construction orders is reported to amount to approximately W 1.4 trillion. Due to improved operations, the creditors’ committee is seeking to terminate the workout program and sell equity securities of Ssangyong Engineering & Construction obtained through previous debt-to-equity swaps.

      In August 2003, the committee of credits participating in the workout program of Ssangyong Corporation approved a plan to (i) conduct a 5-to-1 capital reduction of existing shares of Ssangyong Corporation (including minority share ownership and shares obtained through debt-to-equity swaps) and (ii) subsequently enter into an additional debt-to-equity swap of loans in the aggregate principal amount of approximately W 121.4 billion, including W 80 billion of our loans consisting of W 79.6 billion from Chohung Bank and W 0.3 billion from Shinhan Bank.

      As of December 31, 2003, our total exposure to Ssangyong Corporation (including its overseas offices in Hong Kong, Japan and Singapore) and Ssangyong Cement Industrial amounted to W 338 billion and W 241 billion, respectively. Of our total loans and guarantees and acceptances to Ssangyong Group, W 428 billion was classified as impaired. As of December 31, 2003, allowance for loan losses and guarantees and acceptances with respect to our loans and guarantees and acceptances to Ssangyong Corporation and Ssangyong Cement Industrial were W 113 billion and W 20 billion, respectively. See “Item 3. Key Information — Risk Factors — Risks Relating to our banking business — We have significant exposure to the largest Korean commercial conglomerates, known as “chaebols”, and, as a result, recent and any future financial difficulties of chaebols may have an adverse effect on us”.

      Except as described above, no material changes have occurred with respect to our exposures to the former Ssangyong Group companies since December 31, 2002. See “Item 3. Key Information — Risk Factors —

Risks Relating to our banking business — We have significant exposure to the largest Korean commercial conglomerates, known as “chaebols”, and, as a result, recent and any future financial difficulties of chaebols may have an adverse effect on us”.

Exposures to Former Daewoo Group Companies

      The financial condition of the former Daewoo Group, which was one of the largest chaebols in Korea, has deteriorated over the past several years. In August 1999, the principal creditor banks of the former Daewoo Group commenced formal workout procedures with respect to 12 member companies of the Daewoo Group, including Daewoo Corporation, Daewoo Motor, Daewoo Electronics, Daewoo Heavy Industries, Daewoo Telecom and Ssangyong Motors. Currently, many of these companies either are subject to liquidation proceedings or have been liquidated, are under workouts or court receivership proceedings, have been split up into more than one company or are looking for purchasers. In 2002, General Motors, the world’s largest automaker, purchased key assets of Daewoo Motor and acquired a 67.0% stake in agreement with Daewoo creditors to revive the company. As a condition to the successful sale of Daewoo Motors to General Motors, four creditor financial institutions of Daewoo Motors, including us, entered into a commitment to extend new credits to the newly restructured Daewoo Motors after the acquisition by General Motors. Pursuant to this arrangement, Chohung Bank made commitments to Daewoo Motors to extend credits in the aggregate principal amount of US$100 million, none of which has been drawn by Daewoo Motors to date. Shinhan Bank made no such commitments.

      As of December 31, 2003, 0.46% of our total exposure was to the member companies of the former Daewoo Group. The following table shows, as of December 31, 2003, the breakdown of our total exposure by member companies of the former Daewoo Group.

													Amounts
	Loans in		Loans in						Guarantees				Classified as
	Won		Foreign		Equity		Debt		and		Total		Impaired
Company	Currency		Currency		Securities		Securities		Acceptances		Exposure		Loans

	(In billions of Won)
Ssangyong Motors	W	3	W	5	W	99	W	—	W	49	W	156	W	57
Daewoo International		—		5		13		—		73		91		76
Daewoo Construction		23		—		30		21		—		74		23
Daewoo Electronics Corp.		36		2		30		1		—		69		39
Daewoo Shipbuilding & Marine Engineering		—		—		3		—		60		63		—
Daewoo Heavy Industries & Machinery		3		—		1		2		41		47		—
Daewoo Telecom		42		—		—		—		—		42		42
Daewoo Electronics Service		30		—		—		—		—		30		30
Partsnic Co., Ltd.		6		2		—		—		8		16		—
Daewoo Securities Co., Ltd		1		—		3		—		—		4		—
Daewoo Precision Industries Co., Ltd.		—		—		4		—		—		4		—
Daewoo Motors		—		1		1		—		—		2		1
Orion Electric Company		1		—		—		1		—		2		1

Total	W	145	W	15	W	184	W	25	W	231	W	600	W	269

Note:

(1)	Ssangyong Motors was acquired by the Daewoo Group in 1998 and was a member company of the Daewoo Group until April 2000, when it was disaffiliated from the former Daewoo Group upon satisfying certain regulatory requirements of the Korea Fair Trade Commission.

      As of December 31, 2003, our total exposure to the former Daewoo Group companies was W 600 billion, including exposures to Ssangyong Motors, Daewoo Electronics Corp., Daewoo Shipbuilding & Marine

Engineering and Daewoo Electronics Service of W 156 billion, W 69 billion, W 63 billion and W 30 billion, respectively. Of our total loans and guarantees and acceptances to the Daewoo Group companies, including Ssangyong Motors, Daewoo Electronics Service, Daewoo Motors and Daewoo Telecom, W 269 billion were classified as impaired, for which we made aggregate allowances of W 95 billion. We classify loans and guarantees and acceptances to other Daewoo Group companies, including Daewoo Construction and Daewoo Electronics Corp. as performing in accordance with our internal credit rating methodology and therefore no specific allowances are made against these loans or guarantees and acceptances. Management believes the general allowance of W 705 billion against the performing element of the corporate loan portfolio in total is sufficient to cover any incurred losses within these loans. See “Item 3. Key Information — Risk Factors — Risks Relating to our banking business — We have significant exposure to the largest Korean commercial conglomerates, known as “chaebols”, and, as a result, recent and any future financial difficulties of chaebols may have an adverse effect on us.

      No material changes have occurred with respect to our exposures to the former Daewoo Group companies since December 31, 2003.

Loan Concentration by Industry

      The following table shows the aggregate balance of our corporate loans by industry concentration as of December 31, 2003.

			Percentage of
	Aggregate Loan		Total Corporate
Industry	Balance		Loan Balance

	(In billions of Won)		(Percentages)
Manufacturing	W	23,231	42.95%
Retail and wholesale		8,578	15.86
Real estate, leasing, and service		6,132	11.34
Construction		2,999	5.54
Hotel and leisure		1,977	3.66
Finance and insurance		1,616	2.99
Transportation, storage and communication		3,444	6.37
Other service		5,649	10.44
Other		460	0.85

Total	W	54,086	100.00%

      We, in particular Chohung Bank, have increased significant exposure to the real estate, leasing and service industry as it presented significant growth opportunities in recent years. Our loans to the real estate, leasing and service industry increased from W 4,552 billion, or 8.99% of total loans (Shinhan Bank and Chohung Bank combined), as of December 31, 2002 to W 6,132 billion, or 11.34% of total corporate loans, as of December 31, 2003. In addition, our loans to the hotel and leisure industry as of December 31, 2003 was W 1,977 billion, or 3.66% of total corporate loans. However, the real estate, leasing and service industry and the hotel and leisure industry have been experiencing significant difficulties recently resulting in higher delinquencies and impairment. As of December 31, 2003, under Korean GAAP, the delinquency ratios for loans to the real estate, leasing and service industry were 3.97% for Chohung Bank and 1.38% for Shinhan Bank, in each case net of charge-offs and loan sales. As of December 31, 2003, under Korean GAAP, the delinquency ratios for loans to the hotel and leisure industry were 5.06% for Chohung Bank and 1.59% for Shinhan Bank, in each case net of charge-offs and loan sales.

Loan Concentration by Size of Loans

      The following table shows the aggregate balances of our loans by outstanding loan amount as of December 31, 2003.

			Percentage of
	Aggregate Loan		Total Corporate
	Balance		Loan Balance

	(In billions of Won)		(Percentages)
Commercial and industrial
Up to W 10 million	W	215	0.23%
Over W 10 million to W 50 million		2,022	2.12
Over W 50 million to W 100 million		2,409	2.53
Over W 100 million to W 500 million		10,056	10.55
Over W 500 million to W 1 billion		4,441	4.66
Over W 1 billion to W 5 billion		8,087	8.49
Over W 5 billion to W 10 billion		2,534	2.66
Over W 10 billion to W 50 billion		4,547	4.77
Over W 50 billion to W 100 billion		492	0.52
Over W 100 billion		814	0.85

Sub-total	W	35,617	37.38%

Other commercial
Up to W 10 million	W	62	0.07%
Over W 10 million to W 50 million		565	0.59
Over W 50 million to W 100 million		660	0.69
Over W 100 million to W 500 million		3,160	3.32
Over W 500 million to W 1 billion		2,013	2.11
Over W 1 billion to W 5 billion		4,251	4.46
Over W 5 billion to W 10 billion		2,791	2.93
Over W 10 billion to W 50 billion		3,186	3.34
Over W 50 billion to W 100 billion		588	0.62
Over W 100 billion		102	0.11

Sub-total	W	17,378	18.24%

Lease financing
Up to W 10 million	W	3	0.00%
Over W 10 million to W 50 million		22	0.02
Over W 50 million to W 100 million		26	0.03
Over W 100 million to W 500 million		166	0.17
Over W 500 million to W 1 billion		96	0.10
Over W 1 billion to W 5 billion		295	0.31
Over W 5 billion to W 10 billion		191	0.20
Over W 10 billion to W 50 billion		173	0.18
Over W 50 billion to W 100 billion		119	0.13
Over W 100 billion		—	0.00

Sub-total	W	1,091	1.14%

			Percentage of
	Aggregate Loan		Total Corporate
	Balance		Loan Balance

	(In billions of Won)		(Percentages)
Mortgage and home equity
Up to W 10 million	W	352	0.37%
Over W 10 million to W 50 million		6,506	6.83
Over W 50 million to W 100 million		6,506	6.83
Over W 100 million to W 500 million		6,830	7.16
Over W 500 million to W 1 billion		269	0.28
Over W 1 billion to W 5 billion		54	0.06
Over W 5 billion		—	0.00

Sub-total	W	20,517	21.53%

Other consumer
Up to W 10 million	W	4,169	4.37%
Over W 10 million to W 50 million		4,613	4.84
Over W 50 million to W 100 million		1,781	1.87
Over W 100 million to W 500 million		2,794	2.93
Over W 500 million to W 1 billion		608	0.65
Over W 1 billion to W 5 billion		615	0.64
Over W 5 billion to W 10 billion		—	0.00
Over W 10 billion to W 50 billion		—	0.00
Over W 50 billion		—	0.00
Over W 100 billion		—	0.00

Sub-total	W	14,580	15.30%

Credit cards
Up to W 10 million	W	4,341	4.56%
Over W 10 million to W 50 million		1,060	1.11
Over W 50 million to W 100 million		54	0.06
Over W 100 million to W 500 million		123	0.13
Over W 500 million to W 1 billion		47	0.05
Over W 1 billion to W 5 billion		195	0.20
Over W 5 billion to W 10 billion		195	0.20
Over W 10 billion to W 50 billion		11	0.01
Over W 50 billion to W 100 billion		86	0.09
Over W 100 billion		—	0.00
Sub-total	W	6,112	6.41%

Total	W	95,295	100.00%

Maturity Analysis

      The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio as of December 31, 2003.

      The amounts disclosed are before deduction of attributable loan loss reserves.

	As of December 31, 2003

			Over 1 Year but
	1 Year		Not More Than		Over
	or Less		5 Years		5 Years		Total

	(In billions of Won)
Corporate:
Commercial and industrial	W	30,595	W	4,048	W	974	W	35,617
Other commercial		11,776		4,114		1,488		17,378
Lease financing		62		691		338		1,091

Total corporate	W	42,433	W	8,853	W	2,800	W	54,086

Consumer:
Mortgage and home equity	W	8,082	W	10,959	W	1,476	W	20,517
Other consumer		11,370		3,152		58		14,580
Credit cards		6,004		99		9		6,112
Total consumer	W	25,456	W	14,210	W	1,543	W	41,209

Total gross loans	W	67,889	W	23,063	W	4,343	W	95,295

      We may roll over our working capital loans and consumer loans (which are not payable in installments) after we conduct our normal loan review in accordance with our loan review procedures. Working capital loans of Shinhan Bank may be extended on an annual basis for an aggregate term of three years for unsecured loans and five years for secured loans and consumer loans may be extended for additional terms of up to 12 months for an aggregate term of five years for unsecured loans and ten years for secured loans. Working capital loans of Chohung Bank may be extended on an annual basis for an aggregate term of five years and consumer loans are commonly extended for additional terms of up to 12 months for an aggregate term of ten years, regardless of whether such loans are secured or unsecured. Such loans have been classified as loans with maturity of one year or less in the tables above.

Interest Rate Sensitivity

      The following table shows our loans by interest rate sensitivity as of December 31, 2003.

	As of December 31, 2003

	Due Within		Due After
	1 Year		1 Year		Total

	(In billions of Won)
Fixed rate loans(1)	W	22,742	W	5,808	W	28,550
Variable rate loans(2)		45,147		21,598		66,745

Total gross loans	W	67,889	W	27,406	W	95,295

Notes:

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term. Includes W 5,513 billion of loans due within one year and W 667 billion of loans due after one year, which are priced based on one or more reference rates which may vary at our discretion. However, it is not our practice to change such reference rates during the life of a loan.

(2)	Variable or adjustable rate loans are for which the interest rate is not fixed for the entire term.

      For additional information regarding management of interest rate risk of each of Shinhan Bank and Chohung Bank, see “— Risk Management — Market Risk Management of Shinhan Bank” and “— Risk Management of Chohung Bank”.

Nonaccrual Loans and Past Due Accruing Loans

      We generally do not recognize interest income on nonaccrual loans unless it is collected. Generally, the accrual of interest is discontinued on loans when payments of interest and/or principal become past due by one day. Interest is recognized on these loans on a cash received basis from the date the loan is placed on nonaccrual status. Loans are not reclassified as accruing until interest and principal payments are brought current.

      We do not generally request borrowers to make immediate repayment of the whole outstanding principal balances and related accrued interest on nonaccrual loans whose interest payments are past due for 1 to 14 days in case of commercial loans and 1 to 30 days in case of consumer loans. Except where specified otherwise, the amount of such past due loans within the repayment grace period is excluded from the amount of non-accrual loans disclosed in this document and from the basis for related foregone interest calculation.

      Interest foregone is the interest due on nonaccrual loans that has not been accrued in our books of account. For the year ended December 31, 2003, we would have recorded gross interest income of W 110 billion, compared to W 69 billion for the year ended December 31, 2002 and W 73 for the year ended December 31, 2001 on loans accounted for on a nonaccrual basis throughout the year, or since origination for loans held for part of the year, had the loans been current with respect to their original contractual terms. The amount of interest income on those loans that was included in our net income for the years ended December 31, 2001, 2002 and 2003 were W 49 billion, W 43 billion and W 48 billion, respectively.

      The category “accruing but past due one day” includes loans which are still accruing interest but on which principal or interest payments are contractually past due one day or more. We continue to accrue interest on loans where the total amount of loan outstanding, including accrued interest, is fully secured by cash on deposits.

      The following table shows, at the dates indicated, the amount of loans that are placed on a nonaccrual basis and accruing loans which are past due one day or more.

	As of December 31,

	2000		2001		2002		2003

	(In billions of Won)
Loans accounted for on a nonaccrual basis
Corporate	W	567	W	834	W	741	W	1,536
Consumer		59		78		111		580
Credit cards		169		234		358		1,016

Sub-total		795		1,146		1,210		3,132

Accruing loans which are contractually past due one day or more as to principal or interest Corporate(1)		1		29		32		196
Consumer(2)		20		32		38		27
Credit cards		—		—		—		—

Sub-total		21		61		70		223

Total	W	816	W	1,207	W	1,280	W	3,355

Notes:

(1)	Includes accruing loans which are contractually past due 90 days or more in the amount of W 6 billion of corporate loans, W 2 billion of corporate loans and W 113 billion of corporate loans as of December 31, 2001, 2002 and 2003, respectively.

(2)	Includes accruing loans which are contractually past due 90 days or more in the amount of W 8 billion of consumer loans, W 10 billion of consumer loans and W 7 billion of consumer loans as of December 31, 2001, 2002 and 2003, respectively.

Troubled Debt Restructurings

      The following table presents, at the dates indicated, our loans which are “troubled debt restructurings” as defined under U.S. GAAP. These comprise of corporate loans that have been restructured through the process of workout, court receivership and composition. See “— Credit Exposures to Companies in Workout, Court Receivership and Composition”. These loans accrue interest at rates lower than the original contractual terms, or involve the extension of the original contractual maturity as a result of a variation of terms upon restructuring.

	As of December 31,

	2000		2001		2002		2003

	(In billions of Won)
Loans not included in “nonaccrual and past due loans” which are classified as “troubled debt restructurings”	W	365	W	360	W	145	W	1,179

      For the year ended December 31, 2003, interest income that would have been recorded under the original contract terms of restructured loans amounted to W 19 billion, out of which W 13 billion was reflected as our interest income during 2003.

Credit Exposures to Companies in Workout, Court Receivership and Composition

      Shinhan Bank’s exposures in restructuring are managed and collected by our Corporate Restructuring Team. Chohung Bank’s exposures in restructuring are managed and collected by Chohung Bank’s Loan Recovery Division. As of December 31, 2003, W 2,490 billion or 1.92% of our total exposure was under restructuring. The legal form of our restructurings is principally either workout, court receivership or composition.

Workout

      Under the Corporate Restructuring Promotion Act, which became effective in September 2001, all creditor financial institutions of a borrower are required to participate in a creditors’ committee. The Corporate Restructuring Promotion Act is mandatorily applicable to more than 420 financial institutions in Korea, which include commercial banks, insurance companies, asset management companies, securities companies, merchant banks, the Korea Deposit Insurance Corporation and the Korea Asset Management Corporation. Under this new act, the approval of creditor financial institutions holding not less than 75% of the total debt outstanding of a borrower will finalize such borrower’s restructuring plan, including debt restructuring and provision of additional funds, which plan will be binding on all the creditor financial institutions of the borrower, except that any creditor financial institution that disagrees with the final restructuring plan approved by the creditors’ committee will have the right to request the creditors’ committee to purchase its claims at a mutually agreed price. In the event that the creditors’ committee and the dissenting creditor financial institution fails to come to an agreement, a coordination committee consisting of seven experts will be set up to resolve the matter. There is a risk that these procedures may require us to participate in a plan that we do not agree with or may require us to sell our claims at prices that we do not believe are adequate. Absent further legislation, the Corporate Restructuring Promotion Act expires on December 31, 2005.

      The total amount currently undergoing workout as of December 31, 2003 was W 2,021 billion, including W 1,388 billion of loans and W 633 billion of other exposures.

Court Receivership

      Court receivership or corporate reorganization procedures are court supervised procedures to rehabilitate an insolvent company. The restructuring plan is adopted at a meeting of interested parties and is subject to approval of a court. In a court receivership, the management power of the company is taken over by a court appointed receiver. Creditors must report their claims to the court and if they fail to do so, their claims are discharged at the end of the reorganization. Creditors may enforce their claims only in compliance with the reorganization plan.

      The total amount currently undergoing court receivership as of December 31, 2003 was W 380 billion, including W 366 billion of loans and W 14 billion of other exposures.

Composition

      Composition is also a court supervised procedure to rehabilitate an insolvent company. The restructuring plan is adopted at a meeting of interested parties and is subject to approval of a court. However, in composition proceedings the management of the company retains its management power. Unreported claims are not discharged at the end of a composition plan although the creditors are required to report their claims to the court if they want to exercise their votes at the meeting of interested parties. In addition, secured creditors may enforce their security interest outside the composition proceeding unless they waive their security interest and consent to the composition plan.

      The total amount currently undergoing composition as of December 31, 2003 was W 89 billion, including W 76 billion of loans and W 13 billion of other exposures.

      Loans in the process of workout, court receivership or composition continue to be reported as loans on our balance sheet and are included as nonaccrual loans described in “— Nonaccrual Loans and Past Due Accruing Loans” above since they are generally past due more than one day and on which, we do not generally accrue any interest. Restructured loans that meet the U.S. GAAP definition of a troubled debt restructuring are included within “— Troubled Debt Restructurings” described above. These are disclosed as loans or securities after the restructuring within our balance sheet depending on the nature of the instrument we receive.

      The following table shows, as of December 31, 2003, our ten largest exposures that had been negotiated in workouts, composition or court receivership.

	Loans in		Loans in						Guarantees
	Won		Foreign		Equity		Debt		and		Total
Company	Currency		Currency		Securities		Securities		Acceptances		Exposure(1)

	(In billions of Won)
SK Networks	W	229	W	263	W	182	W	52	W	83	W	809
Ssangyong Corporation		9		138		—		44		116		307
Ssangyong Cement Industrial		157		—		—		1		—		158
Inchon Oil Refinery		100		—		5		—		—		105
Dongbang T&C		73		15		—		—		10		98
Saehan		64		18		—		—		6		88
Daewoo International		—		5		5		—		71		81
LG Card		75		—		—		—		—		75
Hynix Semiconductor		—		56		3		—		—		59
New Core		56		—		—		—		2		58

Total	W	763	W	495	W	195	W	97	W	288	W	1,838

Note:

(1)	Only includes the portion of total exposure identified by us as troubled debt restructuring and excludes amount of loans or other exposures to the same borrower that are not subject to workouts, composition or court receivership.

Potential Problem Loans

      As of December 31, 2003, we had W 680 billion of loans which are current as to payment of principal and interest but where there exists serious doubt as to the ability of the borrower to comply with repayment terms in the near future, which consist primarily of our loans to LG Card, Hyundai Merchant Marine, Daewoo Motor Co., Ltd. and Hyundai Corporation. These loans are classified as impaired and therefore included in our calculation of loan loss allowance under U.S. GAAP.

      We have certain other interest-earning assets that, if they were loans, would be required to be disclosed as part of the nonaccrual, past due or troubled debt restructuring or potential problem loan disclosures provided above. As of December 31, 2003, we had debt securities with a book value of W 1 billion on which interest was past due.

Provisioning Policy

      We conduct periodic and systematic detailed reviews of our loan portfolios to identify credit risks and to evaluate the adequacy of the overall allowance for loan losses. Our management believes the allowance for loan losses reflects the best estimate of the probable loan losses incurred as of each balance sheet date.

      Our loan loss allowance determined under U.S. GAAP comprises a specific allowance and a general allowance. The specific allowance is applied to corporate loans that are considered to be impaired and are either individually or collectively evaluated for impairment. The general allowance is applied to all other loans to reflect losses that have been incurred but not specifically identified.

Loan Classifications

      For Korean GAAP and regulatory reporting purposes, each of our banking operations bases its provisioning on the following loan classifications that classify corporate and consumer loans, with the exception of credit card receivables which are classified based on the number of days past due, as required by the Financial Supervisory Commission.

Loan Classification	Loan Characteristics

Normal	Loans made to customers whose financial position, future cash flows and nature of business are deemed financially sound. No problems in recoverability are expected.
Precautionary	Loans made to customers whose financial position, future cash flows and nature of business show potential weakness, although there is no immediate risk of nonrepayment.
Substandard	Loans made to customers whose adverse financial position, future cash flows and nature of business have a direct effect on the repayment of the loan.
Doubtful	Loans made to customers whose financial position, future cash flows and nature of business are so weak that significant risk exists in the recoverability of the loan, to the extent the outstanding amount exceeds any collateral pledged.
Estimated loss	Loans where write-off is unavoidable.

Corporate Loans

      We review all corporate loans annually for potential impairment through a formal credit review, however, our loan officers also consider the credits for impairment throughout the year should information be presented that may indicate an impairment event has occurred.

      Under U.S. GAAP, a loan is impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts due according to the contractual terms of the agreement. We use our local loan classifications as a basis to identify impaired loans. We consider the following loans to be impaired loans for the purpose of determining our specific allowance:

•	loans classified as “substandard” or below according to the asset classification guidelines of Financial Supervisory Commission;

•	loans that are 90 days or more past due; and

•	loans which are “troubled debt restructurings” as defined under U.S. GAAP.

      Specific loan loss allowances for corporate loans are established based on whether a particular loan is impaired. Smaller balance corporate loans are evaluated collectively for impairment as these loans are managed collectively.

— Loans Individually Identified for Review and Considered Impaired

      Consistent with the internal credit risk monitoring policies, we evaluate larger-balance impaired loans (which are impaired loans in excess of W 1 billion for all of our subsidiaries except Chohung Bank whose impaired loans are in excess of W 2 billion) individually for impairment. Loan loss allowances for these loans are generally established by discounting the estimated future cash flows (both principal and interest) we expect to receive using the loan’s effective interest rate. We consider the likelihood of all possible outcomes in determining our best estimate of expected future cash flows. Management consults closely with individual loan officers and reviews the cash flow assumptions used to ensure these estimates are valid.

      Alternatively, for impaired loans that are considered collateral dependent, the amount of impairment is determined by reference to the fair value of the collateral. We consider the reliability and timing of appraisals and determine the reasonableness of fair value estimates, taking into account the time to value the collateral and current market conditions.

      We may also measure impairment by reference to the loan’s observable market price, however the availability of this information is not commonplace in Korea.

      We establish a specific allowance when the discounted cash flow (or collateral value) is lower than the carrying amount of the loan. The specific allowance is equal to the difference between the discounted cashflow (or collateral value) amount and the related carrying amount of the loan.

          — Loans Collectively Evaluated for Impairment

      We also establish specific allowances for smaller-balance impaired corporate loans. These loans are managed on a portfolio basis and are therefore collectively evaluated for impairment since it is not practical to analyze or provide for our smaller loans on an individual, loan by loan basis.

      The allowance is determined based on loss factors taking into consideration past performance of the portfolio, previous loan loss history and charge-off information.

      These loss factors are developed through a migration model that is a statistical tool used to monitor the progression of loans through different classifications over a specific time period. We adjust these loss factors developed for other qualitative or quantitative factors that affect the collectibility of the portfolio as of the evaluation date including:

•	Prevailing economic and business conditions within Korea and foreign jurisdictions in which we operate;

•	Industry concentrations;

•	Changes in the size and composition of the relevant underlying portfolios;

•	Changes in lending policies and procedures, including underwriting standards and collection, charge-offs, and recovery practices.

      The following table sets out, at the dates indicated, our loan loss allowances as a percentage of outstanding loans allocable to our impaired corporate borrowers based on their loan classification.

	As of December 31,

	2001	2002	2003

	(Percentages)
Normal	0.57%	2.09%	2.35%
Precautionary	7.39	15.05	23.72
Substandard	27.24	31.06	33.01
Doubtful	70.97	75.39	68.63
Estimated loss	95.77	99.09	90.11

          — Loans not Specifically Identified as Impaired

      We establish a general allowance for non-impaired corporate loans to reflect losses incurred within the portfolio which have not yet been specifically identified. The general allowance is also determined based on loss factors developed through a migration model and are adjusted, as appropriate using similar criteria as above.

Leases

      For leases, we follow a similar approach to corporate loans collectively evaluated for impairment and establish allowances based on loss factors developed through a migration model and adjusted for specific circumstances related to individual borrowers of the leased asset.

Consumer loans

      Consumer loans are segmented into the following product types for the purposes of evaluation of credit risk:

•	Mortgages;

•	Home equity loans;

•	Other consumer loans (consisting of unsecured and secured consumer loans); and

•	Credit cards.

—	Mortgages, Home Equity Loans and Other Consumer Loans

      For loan losses on mortgages, home equity loans and other consumer loans, we also establish allowances based on loss factors taking into consideration historical performance of the portfolio, previous loan loss history and charge-off information.

      We adjust the loss factors derived from the migration analysis as appropriate to reflect the impact of any current conditions on loss recognition that has not been adequately captured by our historical analysis. These include:

•	Changes in economic and business conditions such as levels of unemployment and house prices;

•	Change in the nature and volume of the portfolio, including any concentrations of credits;

•	The effect of external factors such as regulatory or government requirements.

—	Credit Cards

      We establish an allowance for the credit card portfolio using a roll-rate model. A roll-rate model is a statistical tool used to monitor the progression of loans based on aging of the balance and established loss rates. The actual loss rates derived from this model are used to project the percentage of losses within each aging category based on performance over an established period of time.

      The expected percentage of loss reflects estimates of both default probability within each loan aging bucket and severity of loss. All loans in excess of six months past due are charged off accordingly. We adjust our loans for severity of loss when considering historical recovery of charged off credits when establishing the allowance.

      We further segment our credit card portfolio and perform separate roll-rate analyses for card balances, card loans and rewritten card loans to reflect the different risks and characteristics of these portfolios.

      We adjust the results from the roll-rate analysis as appropriate to reflect the impact of any current conditions on loss recognition that has not been adequately captured by our historical analysis. These include:

•	Delinquency levels of cardholders;

•	Current government involvement within the credit card industry (such as the 2001 Government Amnesty Program);

•	Key retail performance indicators (such as ratios of household debt to disposable income and household liabilities to financial assets).

      The actual amount of incurred loan losses may vary from the estimate of incurred losses due to changing economic conditions or changes in industry or geographic concentrations. We have procedures in place to monitor differences between estimated and actual incurred loan losses, which include detailed periodic assessments by senior management of both individual loans and credit portfolios and the models used to estimate incurred loan losses in those portfolios.

Loan Aging Schedule

      The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated.

				Past Due up to			Past Due 3-			Past Due More
	Current			3 Months			6 Months			Than 6 Months
													Total
As of December 31,	Amount		%	Amount		%	Amount		%	Amount		%	Amount

	(In billions of Won, except percentages)
2000	W	27,049	97.06	W	413	1.48	W	79	0.28	W	328	1.18	W	27,869
2001		32,648	96.98		487	1.45		144	0.43		386	1.14		33,665
2002		43,962	97.58		572	1.27		121	0.27		397	0.88		45,052
2003		91,940	96.48		1,511	1.59		714	0.75		1,130	1.18		95,295

Non-Performing Loans

      Non-performing loans are defined as loans past due by greater than 90 days. These loans are generally rated “substandard” or below.

      The following table shows, as of the dates indicated, certain details of the total non-performing loan portfolio.

	As of December 31,

	2000		2001		2002		2003

	(In billions of Won, except percentages)
Total non-performing loans	W	407	W	530	W	518	W	1,844
As a percentage of total loans		1.46%		1.57%		1.15%		1.94%

Analysis of Non-Performing Loans

      The following table sets forth, for the periods indicated, the total non-performing loans by type of borrower.

	As of December 31,

	2000					2001					2002					2003

			Non-		Ratio of Non-			Non-		Ratio of Non-			Non-		Ratio of Non-			Non-		Ratio of Non-
	Total		Performing		Performing	Total		Performing		Performing	Total		Performing		Performing	Total		Performing		Performing
	Loans		Loans		Loans	Loans		Loans		Loans	Loans		Loans		Loans	Loans		Loans		Loans

	(In billions of Won, except percentages)
Corporate
Commercial and industrial	W	13,847	W	238	1.72%	W	13,459	W	342	2.54%	W	15,800	W	211	1.34%	W	35,617	W	739	2.07%
Other commercial		6,746		121	1.79		6,748		125	1.85		9,352		205	2.19		17,378		558	3.21
Lease financing		—		—	—		598		3	0.50		636		1	0.16		1,091		8	0.73

Total corporate		20,593		359	1.74		20,805		470	2.26		25,788		417	1.62		54,086		1,305	2.41

Consumer
Mortgage and home Equity		2,376		28	1.18		7,253		28	0.39		11,539		34	0.29		20,517		133	0.65
Other consumer		3,330		11	0.33		3,537		16	0.45		4,962		19	0.38		14,580		232	1.59
Credit cards		1,570		9	0.57		2,070		16	0.77		2,763		48	1.74		6,112		174	2.85

Total consumer		7,276		48	0.66		12,860		60	0.47		19,264		101	0.52		41,209		539	1.31

Total	W	27,869	W	407	1.46%	W	33,665	W	530	1.57%	W	45,052	W	518	1.15%	W	95,295	W	1,844	1.94%

Top Twenty Non-Performing Loans

      As of December 31, 2003, our twenty largest non-performing loans accounted for 36.5% of our total non-performing loan portfolio. The following table shows, at the date indicated, certain information regarding our twenty largest non-performing loans.

		As of December 31, 2003

			Gross Principal		Allowance for
		Industry	Outstanding		Loan Losses

		(In billions of Won)
1	Borrower A	Retail and wholesale	W	109	W	28
2	Borrower B	Manufacturing		100		71
3	Borrower C	Manufacturing		63		31
4	Borrower D	Retail and wholesale		56		10
5	Borrower E	Manufacturing		42		42
6	Borrower F	Manufacturing		42		24
7	Borrower G	Manufacturing		38		8
8	Borrower H	Manufacturing		33		—
9	Borrower I	Manufacturing		33		4
10	Borrower J	Manufacturing		30		30
11	Borrower K	Manufacturing		17		3
12	Borrower L	Manufacturing		16		1
13	Borrower M	Hotel and leisure		14		2
14	Borrower N	Construction		14		3
15	Borrower O	Real Estate, Leasing, and Service		12		3
16	Borrower P	Manufacturing		12		9
17	Borrower Q	Transportation, storage and communication		12		4

		As of December 31, 2003

			Gross Principal		Allowance for
		Industry	Outstanding		Loan Losses

		(In billions of Won)
18	Borrower R	Construction		10		10
19	Borrower S	Other service		10		—
20	Borrower T	Manufacturing		9		2

			W	672	W	285

Non-Performing Loan Strategy

      One of our primary objectives is to prevent our loans from becoming non-performing. Through our corporate credit rating system, we believe that we have reduced our credit risk relating to future non-performing loans. Our credit rating system is designed to prevent our loan officers from extending new loans to borrowers with high credit risks based on the borrower’s credit rating. Our early warning system is designed to bring any sudden increase in a borrower’s credit risk to the attention of our loan officers, who then closely monitor such loans.

      Notwithstanding the above, if a loan becomes non-performing, an officer at the branch level responsible for monitoring non-performing loans will commence due diligence of the borrower’s assets, send a notice demanding payment or a notice that we will take legal action or prepare for legal action.

      At the same time, we also initiate our non-performing loan management process, which begins with:

•	identifying loans subject to a proposed sale by assessing the estimated losses from such sale based on the estimated recovery value of collateral, if any, for such non-performing loans;

•	identifying loans subject to charge-off based on the estimated recovery value of collateral, if any, for such non-performing loans and the estimated rate of recovery of unsecured loans; and

•	on a limited basis, identifying commercial loans subject to normalization efforts based on the cash-flow situation of the borrower.

      Once the details of a non-performing loan are identified, we pursue early solutions for recovery. Actual recovery efforts on non-performing loans are handled by several of our departments or units, depending on the nature of, including the borrower, such loans.

      The officers or agents of the responsible departments and units use a variety of methods to resolve non-performing loans, including:

•	making phone calls and paying visits to the borrower requesting payment;

•	continuing to assess and evaluate assets of our borrowers; and

•	if necessary, initiating legal action such as foreclosures, attachments and litigation.

      In order to promote speedy recovery on loans subject to foreclosures and litigation, our policy is to permit the branch responsible for handling these loans to transfer them to the relevant unit at headquarters or regional headquarters.

      Our policy is to commence legal action within one month after default on promissory note and four months after delinquency of payment on loans. For loans to insolvent or bankrupt borrowers, we take legal action immediately.

      In addition to making efforts to collect on these non-performing loans, we also undertake measures to reduce the level of our non-performing loans, which include:

•	selling non-performing loans to third parties including the Korea Asset Management Corporation;

•	entering into asset-backed securitization transactions with respect to non-performing loans;

•	managing consumer loans that are three months or more past due through Shinhan Credit Information under an agency agreement in the case of Shinhan Bank and through Consumer Loan Collection Division in the case of Chohung Bank; and

•	using third-party collection agencies including the Solomon Credit Information.

Allocation of Allowance for Loan Losses

      The following table presents the allocation of our loan loss allowance by loan type. The ratio represents the percentage of loan loss allowance of each loan type to total loan loss allowance.

	As of December 31,

	2000			2001			2002			2003

	(In billions of Won, except percentages)
Corporate
Commercial and Industrial	W	547	66.06%	W	323	44.86%	W	341	34.24%	W	1,383	38.09%
Other commercial		233	28.14		275	38.19		365	36.65		626	17.24
Lease financing		—	—		35	4.86		22	2.21		45	1.24

Total corporate		780	94.20		633	87.91		728	73.10		2,054	56.57

Consumer
Mortgages and home equity		3	0.36		9	1.25		30	3.01		53	1.46
Other consumer		11	1.33		22	3.06		59	5.92		659	18.15
Credit cards		34	4.11		56	7.78		179	17.97		865	23.82

Total consumer		48	5.80		87	12.09		268	26.90		1,577	43.43

Total allowance for loan losses	W	828	100.00%	W	720	100.00%	W	996	100.00%	W	3,631	100.00%

      Our total allowance for loan losses increased by W 2,635 billion, or 264.6%, from W 996 billion as of December 31, 2002 to W 3,631 billion as of December 31, 2003. During 2002, the allowance for loan losses increased by W 276 billion, or 38.3%, from W 720 billion as of December 31, 2001 to W 996 billion as of December 31, 2002, as a result of increases in allowances for loan losses in both the corporate and consumer sectors. During 2003, the allowance for loan losses increased by W 2,635 billion due primarily to an increase in loan balance resulting from our acquisition of Chohung Bank in 2003 as well as increased delinquencies.

      The allowance for corporate loan losses increased by W 95 billion, or 15.0%, from W633 billion as of December 31, 2001 to W 728 billion as of December 31, 2002. This change is the result of acquisition of subsidiaries and an increase in new loans extended to SK Networks. The allowance for corporate loan losses increased by W 1,326 billion, or 182.1%, from W 728 billion as of December 31, 2002 to W2,054 billion as of December 31, 2003. This increase is primarily attributable to a W 2,225 billion, or 176.2%, increase in the level of impaired corporate loans from W 1,263 billion to W 3,488 billion during the period under review. The increase in the level of the corporate allowance for loan losses was principally related to an increase in loan balance resulting from our acquisition of Chohung Bank in 2003.

      In the consumer sector, our allowance for loan losses increased 208.0% from W 87 billion as of December 31, 2001 to W 268 billion as of December 31, 2002 as a result of an increase in consumer lending due to the extension of new consumer loans and the acquisition of subsidiaries in 2002, as well as an increase in delinquency rate. The allowance for loan losses increased by W 1,309 billion, or 488.4%, from W 268 billion as of December 31, 2002 to W 1,577 billion as of December 31, 2003, primarily due to an increase in consumer lending volume resulting from our acquisition of Chohung Bank in 2003 as well as a continuing increase in delinquency rates.

Analysis of the Allowance for Loan Losses

      The following table presents an analysis of our loan loss experience for each of the years indicated.

	As of December 31,

	2001		2002		2003

	(In billions of Won, except
	percentages)
Balance at the beginning of the period	W	828	W	720	W	996
Amounts charged against income		411		236		1,011
Allowance relating to loans repurchased from the Korea Asset Management Corporation		45		65		32
Gross charge-offs:
Corporate:
Commercial and industrial		379		105		255
Other commercial		345		22		223
Lease financing		5		10		6
Consumer:
Mortgage and home equity		2		2		12
Other consumer		9		17		135
Credit cards		39		60		765

Total gross charge-offs		(779)		(216)		(1,396)

Recoveries:
Corporate:
Commercial and industrial		60		53		82
Other commercial		58		21		73
Lease financing		1		2		—
Consumer:
Mortgage and home equity		—		—		1
Other consumer		2		1		23
Credit cards		7		17		69

Total recoveries		128		94		248

Net charge-offs		(651)		(122)		(1,148)

Acquisition of Chohung Bank						2,740
Acquisition of Jeju Bank		—		20		—
Acquisition of Good Morning Securities		—		77		—
Acquisition of Shinhan Capital		64		—		—
Acquisition of Shinhan Securities		23		—		—

Balance at the end of the period	W	720	W	996	W	3,631

Ratio of net charge-offs during the period to average loans outstanding during the period		2.07%		0.30%		1.74%

Loan Charge-Offs

      Our level of gross charge-offs declined from W 779 billion in 2001 to W 216 billion in 2002 primarily due to a small number of large exposures within our corporate portfolio that we deemed to be uncollectible, based on events occurring, in 2001. The number of corporate loans charged off was similar in both years but the amounts charged off in 2001 were, on average, significantly higher. The five largest charge-offs in the aggregate were W 419 billion and W 49 billion in 2001 and 2002, respectively. The charge-offs in 2001 included W 271 billion in respect of Hynix Semiconductor and W 18 billion in respect of Inchon Oil Refinery. The exposures charged off in 2001 were individually identified as impaired and therefore included within our allowance as of December 31, 2000 at an amount consistent with the level of gross charge off. Similarly, charge-offs occurring in 2002 were recorded at a consistent amount within our allowance as of December 31, 2001. The decrease in gross charge offs was partly offset by increases in credit card and other consumer charge-offs from W 48 billion in 2001 to W 77 billion in 2002 reflecting increased delinquencies within these portfolios.

      Our level of gross charge-offs increased from W 216 billion in 2002 to W 1,396 billion in 2003 primarily due to an increase in credit card charge-offs from W 60 billion in 2002 to W 765 billion in 2003 and our acquisition of Chohung Bank and the resulting increase in charge-offs of W 776 billion. The charge-offs in 2003 included W 128 billion in respect of SK Networks.

Basic Principles

      We attempt to minimize loans to be charged off, by practicing a sound credit approval process based on credit risk analysis prior to extending loans and a systematic management of outstanding loans.

Loans to Be Charged-Off

      Loans are charged-off if they are deemed to be uncollectible by falling under any of the following categories:

•	loans for which collection is not foreseeable due to insolvency or bankruptcy, dissolution or the shutting down of the business of the debtor;

•	loans for which collection is not foreseeable due to the death or disappearance of debtors;

•	loans for which expenses of collection exceed the collectable amount;

•	loans on which collection is not possible through legal or any other means;

•	payments in arrears in respect of credit cards, which are overdue for more than six months;

•	payments outstanding on unsecured consumer loans, which have been overdue for more than six months;

•	payments in arrears in respect of leases, which have been overdue for more than twelve months; or

•	the portion of loans classified as “estimated loss”, net of any recovery from collateral, which is deemed to be uncollectible.

Procedure for Charge-off Approval

      An application for Shinhan Bank’s loans to be charged-off is submitted by a branch to the Corporate Credit Collection Department in the case of corporate loans and foreign branches, and Consumer Credit Collection Team in the case of individual loans. An application for charge off must be submitted four months prior to the date of the write-off, which is the end of every quarter. The General Manager in charge of review evaluates the application. The General Manager of Audit and Examination Department conducts review of compliance with our internal procedures for charge-offs. The General Manager in charge of review gets approval from the President of Shinhan Bank.

      An application for Chohung Bank’s loans to be charged-off is submitted by a branch to the Loan Recovery Division in the case of corporate loans in excess of W 20 million and mortgage and home equity loans, and to the Consumer Loan Collection Division in the case of corporate loans below W 20 million, other consumer loans and credit cards. An application for charge off must be submitted three months prior to the date of the write-off, which is the end of every quarter. The General Manager in charge of review evaluates the application. The General Manager of Audit and Examination Department conducts review of compliance with our internal procedures for charge-offs. The General Manager in charge of review gets approval from the President of Chohung Bank.

Treatment of Loans Charged-Off

      Once loans are charged-off, they are derecognized from our balance sheet. Shinhan Bank still continues its collection efforts in respect of these loans through third-party collection agencies including the Korea Asset Management Corporation and Shinhan Credit Information. Chohung Bank also continues its collection efforts in respect of these loans internally using credit information produced by third parties or through third-party collection agencies including Solomon Credit Information.

Treatment of Collateral

      When Shinhan Bank determines that a loan collateralized by real estate cannot be recovered through normal collection channels, then Shinhan Bank will petition a court to foreclose and sell the collateral through a court-supervised auction within one month after default and insolvency and within four months after delinquency. When Chohung Bank determines that a loan collateralized by real estate cannot be recovered through normal collection channels, then Chohung Bank will petition a court to foreclose and sell the collateral through a court-supervised auction within one month after default and insolvency, within four months after delinquency and immediately upon default occurring at the branch level. However, this treatment does not apply to companies under restructuring, composition, workout or other court proceedings subjecting them to restrictions on such auction procedures. In our experience, the filing of this petition with the court generally encourages the debtor to repay the overdue loan. If a debtor ultimately fails to repay and the court grants its approval for foreclosure, we will sell the collateral and recover the full principal amount and accrued interest up to the sales price, net of expenses incurred from the auction. Foreclosure proceedings under laws and regulations in Korea typically take from seven months to one year from initiation to collection depending on the nature of the collateral.

U.S. GAAP Financial Statement Presentation

      Our U.S. GAAP financial statements include as charges-offs all unsecured consumer loans, including credit cards, that are overdue for more than six months. Leases are charged-off when past due for more than twelve months.

Investment Portfolio

Investment Policy

      We invest in and trade Won-denominated and, to a lesser extent, foreign currency-denominated securities for our own account to:

•	maintain the stability and diversification of our assets;

•	maintain adequate sources of back-up liquidity to match our funding requirements; and

•	supplement income from our core lending activities.

      In making securities investments, we take into account a number of factors, including macroeconomic trends, industry analysis and credit evaluation in determining whether to make investments in particular securities.

      Our investments in securities are also subject to a number of guidelines, including limitations prescribed under the Financial Holding Company Act and the Bank Act. Under these regulations, a financial holding company may not invest in securities as defined in the Korean Securities and Exchange Act (other than those securities issued by its direct and indirect subsidiaries) in excess of the amount of its shareholders’ equity less the total amount of investment in subsidiaries, subject to certain exceptions. Generally, a financial holding company is prohibited from acquiring more than 5% of the total issued and outstanding shares of another finance-related company (other than its direct and indirect subsidiaries). Furthermore, under these regula-

tions, Shinhan Bank and Chohung Bank must limit its investments in equity securities and bonds with a maturity in excess of three years (other than monetary stabilization bonds issued by the Bank of Korea and national government bonds) to 60.0% of our total Tier I and Tier II capital. Generally, Shinhan Bank and Chohung Bank are also prohibited from acquiring more than 15.0% of the shares with voting rights issued by any other corporation (other than for the purpose of establishing or acquiring a subsidiary). Further information on the regulatory environment governing our investment activities is set out in “Supervision and Regulation — Principal Regulations Applicable to Banks — Restrictions on Investments in Property”, “— Principal Regulations Applicable to Banks — Restrictions on Shareholdings in Other Companies”, “— Principal Regulations Applicable to Financial Holding Companies — Liquidity” and “— Principal Regulations Applicable to Financial Holding Companies — Restrictions on Shareholdings in Other Companies”.

Book Value and Market Value

      The following table sets out the book value and market value of securities in our investment portfolio as of the dates indicated.

	As of December 31, 2001				As of December 31, 2002				As of December 31, 2003

	Book		Market		Book		Market		Book		Market
	Value		Value		Value		Value		Value		Value

	(In billions of Won)
Available-for-sale securities
Marketable equity securities	W	1,233	W	1,233	W	2,481	W	2,481	W	435	W	435
Debt securities:
Korean treasury and governmental agencies		2,239		2,239		2,230		2,230		8,982		8,982
Financial institutions		1,831		1,831		2,103		2,103		5,998		5,998
Corporations		1,421		1,421		1,230		1,230		1,552		1,552
Foreign government		15		15		8		8		13		13
Mortgage-backed and asset-backed securities		348		348		685		685		1,119		1,119

Total — Available-for-sale		7,087		7,087		8,737		8,737		18,099		18,099

Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies		3,932		4,055		3,132		3,253		2,351		2,472
Financial institutions		1,088		1,103		563		572		553		574
Corporations		646		658		439		454		365		376
Mortgage-backed and asset-backed securities		372		376		274		279		336		339

Total — Held-to-maturity		6,038		6,192		4,408		4,558		3,605		3,761

	As of December 31, 2001				As of December 31, 2002				As of December 31, 2003

	Book		Market		Book		Market		Book		Market
	Value		Value		Value		Value		Value		Value

	(In billions of Won)
Trading Securities
Marketable equity securities		151		151		196		196		279		279
Debt securities:
Korean treasury and governmental agencies		241		241		346		346		1,152		1,152
Financial institutions		299		299		204		204		1,013		1,013
Corporations		166		166		180		180		369		369
Mortgage-backed and asset-backed securities		—		—		—		—		40		40
Other trading assets(1)		—		—		—		—		4		4

Total — Trading		857		857		926		926		2,857		2,857

Total securities	W	13,982	W	14,136	W	14,071	W	14,221	W	24,561	W	24,717

Note:

(1)	Consists of commodity indexed deposits.

Maturity Analysis

      The following table categorizes our securities by maturity and weighted average yield as of December 31, 2003.

				Over 1 Year			Over 5 Years						Securities Not Due In
	1 Year or Less			Through 5 Years			Through 10 Years			Over 10 Years			a Single Maturity(1)			Total

			Weighted-			Weighted-			Weighted-			Weighted-			Weighted-			Weighted-
	Carrying		Average	Carrying		Average	Carrying		Average	Carrying		Average	Carrying		Average	Carrying		Average
	Amount		Yield(2)	Amount		Yield(2)	Amount		Yield(2)	Amount		Yield(2)	Amount		Yield(2)	Amount		Yield(2)

	(In billions of Won, except percentages)
Available-for-sale debt securities:
Korean Treasury and governmental agencies	W	1,242	5.2%	W	4,809	4.8%	W	96	5.1%	W	—	8.4%	W	2,835	4.4%	W	8,982	4.7%
Corporations		526	3.7		1,020	3.5		6	4.1		—	0.0		—	0.0		1,552	3.6
Financial institutions		3,832	3.7		1,990	3.2		176	7.8		—	0.0		—	0.0		5,998	3.6
Foreign governments		6	3.2		3	6.1		1	5.7		3	5.9		—	0.0		13	4.7
Mortgage-backed and asset-backed securities		597	4.2		426	3.2		—	0.0		—	0.0		96	12.5		1,119	4.5
Total available-for- sale debt securities		6,203	4.0		8,248	4.2		279	6.7		3	6.0		2,931	4.7		17,664	4.3

Held-to-maturity debt securities:
Korean Treasury and governmental agencies		796	3.0		1,217	4.6		296	0.6		—	0.0		42	7.3		2,351	3.6
Corporations		125	4.5		239	6.8		1	0.0		—	0.0		—	0.0		365	6.0
Financial institutions		222	3.8		275	4.6		56	2.5		—	0.0		—	0.0		553	4.1
Mortgage-backed and asset-backed securities		314	1.4		22	0.0		—	0.0		—	0.0		—	0.0		336	1.3
Total held-to- maturity debt securities		1,457	2.9		1,753	4.8		353	0.9		—	0.0		42	7.3		3,605	3.7

Trading debt securities:
Korean Treasury and governmental agencies		124	4.3		1,018	4.6		9	5.2		—	5.5		1	5.2		1,152	4.6
Corporations		76	4.1		286	2.5		7	0.0		—	0.0		—	0.0		369	2.7
Financial institutions		629	4.5		383	4.4		1	12.8		—	0.0		—	0.0		1,013	4.4
Mortgage-backed and asset-backed securities		40	4.3		—	0.0		—	0.0		—	0.0		—	0.0		40	4.3
Total trading debt securities		869	4.4		1,687	4.2		17	2.9		—	5.5		1	5.2		2,574	4.3

Total debt securities	W	8,529		W	11,688		W	649		W	3		W	2,974		W	23,843

Note:

(1)	The principal repayment schedule for such securities is based on installment due on different maturity dates.

(2)	The weighted-average yield for the portfolio represents the yield to maturity for each individual security, weighted using its amortized cost.

Concentrations of Risk

      As of December 31, 2003, we held the following securities of individual issuers where the aggregate book value of those securities exceeded 10.0% of our stockholders’ equity at such date.

	As of December 31, 2003

	Book Value		Market Value

	(In billions of Won)
Name of issuer:
Korea Deposit Insurance Corporation	W	5,482	W	5,514
Korean government		5,354		5,416
Bank of Korea		4,595		4,595
Kookmin Bank		853		857
The Korea Development Bank		674		685
Korea Highway Corporation		606		624
Korea Asset Management Corporation		594		595
Woori Bank		376		377
Industrial Bank of Korea		358		363

Total	W	18,892	W	19,026

      Our stockholders’ equity as of December 31, 2003 was W 3,395 billion.

      Except for Kookmin Bank and the Korean government itself, all of the above entities are controlled and owned by the government.

Credit-Related Commitments and Guarantees

      In the normal course of our banking activities, we make various commitments and guarantees to meet the financing and other business needs of our customers. Commitments and guarantees are usually in the form of, among others, commitments to extend credit, commercial letters of credit, standby letter of credit and performance guarantees. The contractual amount of these financial instruments represents the maximum possible loss amount if the account party draws down the commitment or we should fulfill our obligation under the guarantee and the account party fails to perform under the contract.

      The following table sets forth our credit-related commitments and guarantees as of the dates indicated.

	As of December 31,

	2001		2002		2003

	(In billions of Won)
Commitments to extend credit:
Corporate	W	19,686	W	29,008	W	32,922
Credit cards(1)		7,161		7,827		17,207
Consumer		1,177		1,753		3,752
Commercial letters of credit(2)		1,607		2,202		3,075
Standby letters of credit, other financial and performance guarantees and liquidity facilities to SPEs		1,476		2,812		4,686

Total	W	31,107	W	43,602	W	61,642

Notes:

(1)	Relates to the unused portion of credit card limits that may be cancelled by us after notice to the borrower if we determine that the borrower’s repayment ability is significantly impaired.

(2)	These are generally short-term and collateralized by the underlying shipments of goods to which they relate.

      We have credit-related commitments that are not reflected on the balance sheet, which primarily consist of commitments to extend credit and commercial letters of credit. Commitments to extend credit, including credit lines, represent unfunded portions of authorizations to extend credit in the form of loans. These commitments expire on fixed dates and a customer is required to comply with predetermined conditions to draw funds under the commitments. These commitments are in general subject to provisions that allow us to withdraw such commitments in the event there are material adverse changes affecting an obligor. As a result, we do not make provisions with respect to these credit commitments given the material adverse change clause which allows us to cancel the agreement if the underlying counterparty exposure is impaired.

      Commercial letters of credit are undertakings on behalf of customers authorizing third parties to draw drafts on us up to a stipulated amount under specific terms and conditions. They are generally short-term and collateralized by the underlying shipments of goods which they relate to and therefore have less risk.

      We also have guarantees that are recorded on the balance sheet at their fair value at inception which is amortized over the life of the guarantees. Such guarantees generally include standby letters of credit, other financial and performance guarantees and liquidity facilities to SPEs.

      Standby letters of credit are irrevocable obligations to pay third party beneficiaries when our customers fail to repay loans or debt instruments, which are generally in foreign currencies. A substantial portion of these standby letters of credit are secured by underlying assets, including trade-related documents.

      Other financial and performance guarantees are irrevocable assurance that we make payments to beneficiaries in the event that our customers fail to fulfill their obligations or to perform under certain contracts. Liquidity facilities to SPEs represent irrevocable commitments to provide contingent liquidity credit lines to SPEs established by our customers in the event that a triggering event such as shortage of cash occurs. See Note 30 in “Item 18. Financial Statements — Notes to consolidated financial statements of Shinhan Financial Group” for details.

      The commitments and guarantees do not necessarily represent our exposure since they often expire unused.

Derivatives

      As discussed under “— Business Overview — Our Principal Activities — Treasury and Securities Investment” above, we engage in derivatives trading activities primarily on behalf of our customers so that they may hedge their risks and also enter into back-to-back derivatives with other financial institutions to cover exposures arising from such transactions. In addition, we enter into derivatives transactions to hedge against risk exposures arising from our own assets and liabilities, some of which are nontrading derivatives that do not qualify for hedge accounting treatment.

      The following shows, as of December 31, 2003, the gross notional or contractual amounts of derivatives and foreign exchange contracts held or issued for (i) trading and (ii) nontrading that qualify for hedge accounting.

	As of December 31, 2003

	Underlying		Estimated		Estimated
	Notional		Fair Value		Fair Value
	Amount(1)		Assets		Liabilities

	(In billions of Won)
Trading:
Foreign exchange contracts:
Forward contracts	W	15,216	W	146	W	156
Futures		—		—		—
Options purchased		271		5		—
Options written		266		—		6

Sub-total		15,753		151		162
Interest rate contracts:
Swaps(2)		14,688		157		134
Futures		596		—		—
Options purchased		70		1		—
Options written		76		—		1
Forwards		—		—		—

Sub-total		15,430		158		135
Cross currency swaps		3,765		61		55
Equity contracts:
Futures		54		—		—
Option purchased		1,614		145		—
Option written		2,110		—		153

Sub-total		3,778		145		153
Credit derivatives		30		—		—

Total	W	38,756	W	515	W	505

Nontrading that qualify for hedge accounting
Interest rate swaps		728		5		—

Total	W	728	W	5	W	—

Notes:

(1)	Notional amounts in foreign currencies were converted into Won at prevailing exchange rates as of December 31, 2003.

(2)	While we engage in derivatives trading activities to hedge the interest rate risk exposure that arise from our own assets and liabilities, as these nontrading derivative contracts do not qualify for hedge accounting under U.S. GAAP, they are accounted for as trading derivatives in the financial statements. As a result, includes interest rate swaps held for nontrading that do not qualify for hedge accounting treatment in the underlying notional amount, estimated fair value of assets and estimated fair value of liabilities of W 1,828 billion, W 57 billion and W 20 billion, respectively.

Funding

      We obtain funding for our lending activities from a variety of sources, both domestic and foreign. Our principal source of funding is customer deposits obtained from our banking operations. In addition, Shinhan

Bank and Chohung Bank acquire funding through call money, borrowings from the Bank of Korea, other short-term borrowings and other long-term debt.

      Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail deposits. Customer deposits accounted for 68.6% of our total funding as of December 31, 2001, 65.0% of our total funding as of December 31, 2002 and 68.3% of our total funding as of December 31, 2003. As of December 31, 2001, 2002 and 2003, W 3,887 billion, W 3,872 billion and W 4,205 billion, or 10.7%, 9.2% and 10.8%, respectively, of Chohung Bank’s total deposits in Korean Won were deposits made by litigants in connection with legal proceedings in Korean courts. Court deposits carry interest rates, which are generally lower than market rates. Chohung Bank’s other sources of funding consist principally of borrowing from the Bank of Korea and borrowings in foreign currencies.

      In addition, we acquire funding through the issuance of bonds, primarily through Shinhan Bank and Chohung Bank. Our borrowings consist mainly of borrowings from financial institutions, the Korean government and Korean government-affiliated funds. Call money, which is available in both Won and foreign currencies, is obtained from the domestic call loan market, a short-term loan market for loans with maturities of less than one month.

Deposits

      Although the majority of our bank deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, providing our banking operation with a stable source of funding.

      The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated.

	2001			2002			2003

	Average		Average	Average		Average	Average		Average
	Balance(1)		Rate Paid	Balance(1)		Rate Paid	Balance(1)		Rate Paid

	(In billions of Won, except percentages)
Interest-bearing deposits:
Interest-bearing demand deposits	W	182	1.10%	W	432	1.39%	W	2,653	1.39%
Savings deposits		8,121	2.52		9,924	1.85		15,922	1.46
Certificates of deposit		2,343	5.46		3,146	4.90		4,954	4.44
Other time deposits		16,714	6.70		19,468	4.91		27,776	4.19
Mutual installment deposits(2)		1,493	7.17		1,664	6.07		2,109	5.36

Total interest-bearing deposits(3)	W	28,853	5.41%	W	34,634	4.05%	W	53,414	3.31%

Notes:

(1)	Average balances are based on daily balances for our primary banking operation and quarterly balances for subsidiaries.

(2)	Mutual installment deposits are interest-bearing deposits offered by Shinhan Bank which enable customers to become eligible for loans while they maintain an account with us. The customer’s account does not have to secure loan amounts once made but is a requirement for loan eligibility. Prior to qualifying for a loan a customer must make required periodic deposits to the mutual installment account for a contracted term of less than five years. A customer is not required to fulfill the deposit term prior to requesting a loan from Shinhan Bank, but loan amounts and terms are not as favorable in the event of a loan request prior to completing the deposit contract term.

(3)	Under U.S. GAAP, does not include cover bills sold or bonds sold under repurchase agreements, which are offered to our customers as deposit products. These are reflected as short-term borrowings and secured borrowings, respectively.

      For a breakdown of retail deposit products, see “— Business Overview — Our Principal Activities — Deposit-taking Activities”, except that cover bills sold are reflected on short-term borrowings and securities sold under repurchase agreements are reflected as secured borrowings.

Certificates of Deposit and Other Time Deposits

      The following table presents the balance and remaining maturities of our other time deposits, certificates of deposit and mutual installment deposits which had a fixed maturity in excess of W100 million or more as of December 31, 2003.

	As of December 31, 2003

			Mutual
	Certificates	Other Time	Installment
	of Deposit	Deposits	Deposits	Total

	(In billions of Won)
Maturing within three months	3,466	6,964	136	10,566
After three but within six months	1,711	3,057	71	4,839
After six but within 12 months	1,593	11,424	101	13,118
After 12 months	123	1,362	186	1,671

Total	6,893	22,807	494	30,194

      A majority of our certificates of deposit accounts and other time deposits issued by our foreign offices is in the amount of US$100,000 or more.

Short-term Borrowings

      The following table presents information regarding our short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated.

	2001								2002

					Highest		Weighted						Highest		Weighted
			Average		Balances		Average	Year-End			Average		Balances		Average	Year-End
	Balance		Balance		at Any		Interest	Interest	Balance		Balance		at Any		Interest	Interest
	Outstanding		Outstanding(1)		Month-End		Rate(2)	Rate	Outstanding		Outstanding(1)		Month-End		Rate(2)	Rate

	(In billions of Won, except for percentages)
Borrowings from BOK(3)	W	1,403	W	1,572	W	1,724	2.93%	1.92- 3.91%	W	334	W	1,067	W	1,374	2.34%	1.39- 6.75%
Call money		244		1,077		1,576	4.46	0.35- 5.60%		150		1,464		2,717	3.96	0.15- 4.50%
Other borrowings(4)		4,112		4,568		4,951	5.34	0.22- 7.05%		6,510		4,695		6,928	3.60	0.19- 5.90%

	W	5,759	W	7,217	W	8,251	4.68%		W	6,994	W	7,226	W	11,019	3.50%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2003

					Highest		Weighted
			Average		Balances		Average	Year-End
	Balance		Balance		at Any		Interest	Interest
	Outstanding		Outstanding(1)		Month-End		Rate(2)	Rate

	(In billions of Won, except for percentages)
Borrowings from BOK(3)	W	1,964	W	1,122	W	2,669	2.41%	1.12- 2.50%
Call money		179		1,803		3,742	3.55%	0.15- 3.65%
Other borrowings(4)		9,061		8,475		11,300	2.04%	0.05- 10.15%

	W	11,204	W	11,400	W	17,711	2.82%

Notes:

(1)	Average outstanding balances have been calculated using daily balances for our primary banking operations and quarterly balances for subsidiaries.

(2)	Weighted-average interest rates during this year are calculated by dividing the total interest expenses by the average amount borrowed.

(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings on foreign currencies.

(4)	Other short-term borrowings included borrowings from trust accounts, bills sold, borrowings in domestic and foreign currencies and short-term debentures.

      Our short-term borrowings have maturities of less than one year which are generally unsecured with the exception of borrowings from the Bank of Korea.

Risk Management

Overview

      As a financial services provider, we are exposed to various risks relating to our lending, securities investment, credit card, trading and leasing businesses, our deposit taking and borrowing activities and our operating environment. The principal risks to which we are exposed are credit risk, market risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at our holding company level.

      Our risk management is guided by several principles, including:

•	identifying and managing all inherent risks;

•	standardizing risk management process and methodology;

•	ensuring supervision and control of risk management independent of business activities;

•	continuously assessing risk preference;

•	preventing risk concentration;

•	operating a precise and comprehensive risk management system including statistical models; and

•	balancing profitability and risk management through risk-adjusted profit management.

Organization

      Risk management and oversight begins with the Group Risk Management Committee of the board of directors at the holding company level. The Group Risk Management Committee establishes the overall risk management guidelines and risk limits applicable to the group and each subsidiary, while delegating the day-to-day risk management and oversight functions to the Senior Executive Vice President of Risk Management. The Senior Executive Vice President of Risk Management discusses the risk management policies and strategies of the Group and its subsidiaries at the Group Risk Management Council, comprised of the Senior Executive Vice President of Risk Management, as its chairperson, and the executive officers of risk management from its subsidiaries.

      In order to maintain the Group’s risk at an appropriate level, we have established a hierarchical limit system, where the Group Risk Management Committee establishes risk limits for the holding company and each subsidiary, and each subsidiary establishes and manages more detailed risk limits by type of risk and type of product for each department and division within the respective subsidiary. In accordance with the group risk management policies and strategies, each subsidiary’s risk management committee establishes its own risk management policies and strategies in more detail and the respective risk management department implements those policies and strategies. The risk management department, operating independently from business operations of each subsidiary, monitors, assesses, manages and controls the overall risk of its operations and reports all major risk-related issues to the Group’s Senior Executive Vice President of Risk Management.

      The following table sets forth the levels of our risk management system.

Group Risk Management Committee

      The Group Risk Management Committee consists of three outside directors of the holding company. The Group Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed. The Group Risk Management Committee makes decisions related to:

•	establishing basic risk management policies consistent with business strategy;

•	establishing risk limits appropriate for the group and each subsidiary;

•	establishing and amending, as necessary, risk management regulations, which regulates risk management activities of the group as well as each subsidiary, establishes risk limits and provides risk management guidelines; and

•	other risk management-related issues the board of directors or the Group Risk Management Committee see fit to discuss.

      The results of Group Risk Management Committee meetings are reported to the board of directors of the holding company. The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

Group Risk Management Council

      The Group Risk Management Council provides a forum for risk management executives from each subsidiary to discuss the group’s risk management guidelines and strategy in order to maintain consistency in the group risk policies and strategies. The Group Risk Management Council consists of the holding company’s Senior Executive Vice President of Risk Management, as chairman, the head of the Treasury & Risk Management Team of the holding company and the executive officers of risk management of each subsidiary. The Group Risk Management Council discusses:

•	changes in risk management policies and strategies for each subsidiary;

•	matters warranting discussion of risk management at the group level and cooperation among the subsidiaries;

•	the effect of externalities on the group’s risk; and

•	other risk management-related matters.

      The Group Risk Management Council has a sub-council, consisting of working-level risk management officers, to discuss the above-related matters in advance.

Credit Risk Management of Shinhan Bank

      As we acquired Chohung Bank only recently, risk management of Chohung Bank has not yet been fully integrated with us, although subject to overall group risk management policies. For a detailed description of Chohung Bank’s risk management, see “— Risk Management of Chohung Bank”.

      Credit risk, which is the risk of loss from default by an obligor or counter-party, is the greatest risk we face. A substantial majority of our credit risk is derived from Shinhan Bank, Chohung Bank and Shinhan Card. The discussion in this section focuses on credit risk management of Shinhan Bank.

      Shinhan Bank’s credit risk management is guided by the following principles:

•	achieve profit level corresponding to the level of risks involved;

•	improve asset quality and achieve optimal industrial and rating loan portfolio;

•	focus on the small- and medium-sized enterprises and markets;

•	avoid excessive loan concentration to a particular borrower or sector;

•	focus on borrower’s ability to repay the debt; and

•	financially support our select customers’ growth.

      Major policies for Shinhan Bank’s credit risk management are determined by the Credit Committee, the executive decision-making body for management of credit risk. The Credit Committee is led by the Chief Credit Officer, who is the head of the Credit Policy & Risk Management Department. The Credit Committee further consists of chief officers from five business divisions. In addition to making all credit-related decisions, the Credit Committee evaluates and approves large credits in excess of W 5 billion for unsecured and W 15 billion for secured lending. Meetings to approve these large credits are held twice a week. The Credit Committee makes decisions by 2/3 or more votes of the attending members, which must constitute at least two-thirds of the committee members to satisfy the quorum.

      Shinhan Bank performs credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations. Its credit risk management procedures include:

•	credit evaluation and approval;

•	credit review and monitoring; and

•	credit risk assessment and control.

Credit Evaluation and Approval

      All loan applicants and guarantors are subject to credit review evaluation before approval of any loans. Credit evaluation of loan applicants are carried out on a separate level by Credit Officer and Senior Credit Officer and (senior) credit officer committees consisting of loan evaluation specialists from different areas. Loan evaluation is carried out by a group rather than by an individual level through objective and deliberate process. Shinhan Bank uses a credit scoring system for consumer loans and credit-risk rating system for commercial loans.

— Consumer Loans

      Loan applications for consumer loans are reviewed in accordance with Shinhan Bank’s credit scoring system and the objective statistics methodology regarding secured and unsecured loans maintained and operated by Shinhan Bank’s Retail Banking Division. The credit scoring system is an automated credit approval systems used to evaluate loan applications and determine the appropriate pricing for the loan.

      Shinhan Bank’s credit scoring system takes into account factors such as a borrower’s personal information, transaction history with Shinhan Bank and other financial institutions and other relevant credit information. The applicant is given a score which is used to decide whether to approve loans as well as determine loan amounts. The score determines whether the applicant is approved for credit, denied or placed in a “gray-zone”. If the applicant’s score falls into the “gray-zone”, then the appropriate discretionary body, independent of Shinhan Bank’s business operations, makes a reassessment, which considers qualitative factors as well as quantitative factors, such as credit history, occupation and past relationship with Shinhan Bank.

      For mortgage loans and loans secured by real estate, Shinhan Bank evaluates the value of the real estate offered as collateral for a loan using a database Shinhan Bank has developed, which contains information about real estate values throughout Korea. In addition, Shinhan Bank uses information from a third party provider of information about the real estate market in Korea, which gives Shinhan Bank up-to-date market value information for Korean real estate values. Staffs from the processing centers appraise the real estate. In addition, Shinhan Bank hires certified appraisers to appraise real estate collateral of which value is W 5 billion or greater. Shinhan Bank reevaluates internally, on a summary basis, the appraisal value of collateral at least every two years. To protect against fraudulent transfers, Shinhan Bank has established an underwriting standard for adequacy of collaterals and the procedure of legal screening for whether or not there is a perfection of ownership.

      For loans secured by securities, Shinhan Bank evaluates the value of the securities based upon the market value of the securities. If the value of the securities declines over the life of a loan, the borrower will be required to post additional securities as collateral. For loans secured by deposits, Shinhan Bank will grant loans in an amount up to 100% of the deposit amount if the deposit is held with Shinhan Bank or, if the deposits are held with another financial institution, up to 90% of the deposit amount. Shinhan Bank also requires borrowers in respect of secured obligations to observe specified collateral ratios.

— Corporate Loans

      Shinhan Bank rates all of its corporate borrowers using a rating system. Shinhan Bank uses internally developed credit evaluation models to rate potential borrowers. Shinhan Bank fully integrated the corporate credit rating systems in October 1998.

      The credit risk-rating systems take into account a variety of evaluation criteria in order to standardize credit decisions, by focusing on the quality of borrowers rather than the volume of loans. The systems include both quantitative factors based on the borrower’s financial and other data, and qualitative factors based on the judgment of Shinhan Bank’s credit officers. Financial evaluation factors Shinhan Bank considers include financial variables and ratios based on Shinhan Bank’s customer’s financial statements, such as return on assets and cash flow to total debt ratios. Non-financial evaluation factors include the industry in which the borrower operates, its competitive position in its industry, its operating and funding capabilities, Shinhan Bank’s belief regarding its financial prospects, the quality of its management and controlling stockholders

(based in part on interviews with its officers and employees), technological capabilities, labor relations, the status of its auditors and information gathered from outside sources such as rating agencies or industrial associations.

      Shinhan Bank consults reports prepared by external credit rating services, such as Korea Information Service, National Information & Credit Evaluation Inc. and Korea Management Consulting & Credit Rating Corporation. Shinhan Bank uses these services to provide it with support for the accuracy of the credit review it conducts.

      Based on the scores calculated under the credit rating system, Shinhan Bank assigns the borrower one of ten grades (1 to 10). Grades 1 through 6 are classified as normal, grade 7 precautionary, and grades 8 through 10 non-performing. Grades 3 through 6 are further broken down into “+”, “0” or “-”. In addition, the industry outlook also effects the grade; if the industry outlook is good (A or B), then 1 grade is raised, and if the industry outlook is not good (E or F), then 1 grade is lowered. The credit risk-rating model is further differentiated by the size of the corporate borrower.

      Shinhan Bank monitors and improves the effectiveness of the credit risk-rating systems using a database that it updates continually with actual default records.

— Loan Approval Process

      Evaluations of general loans are approved after combined evaluation and approval of the relationship manager of each branch and the committee of the applicable business unit. Depending on the size and the importance of the loan, the approval process passes through review of Credit Officer Committee or Senior Credit Officer Committee. In the case where the loan is considered significant or the amount exceeds the discretion limit of the Senior Credit Officer Committee, the credit evaluation is carried out at the highest decision-making credit approval body, the Credit Committee.

      The chart below summarizes the credit approval process of our banking operation. The Senior Credit Officer and the Head of Business Division does not make individual decisions on loan approval, but is part of the decision-making process at the group level.

      The discretion at each level of the approval process is determined by the credit level of the applicant based on credit review, whether the loan is secured by collateral and the level of credit risk established by the credit rating system.

      The discretionary levels are divided into six categories depending on the credit rating assigned and the existence and value of collateral. The loan amount determines the approval body — branch manager, branch manager and Credit Officer, Credit Officer Committee, Senior Credit Officer Committee or Credit Committee.

Category	Approval Body	Approval Limit of Loan Amount

1	Branch Manager (Individual Loans)
	Unsecured	W 100 million or less
	Secured	W 500 million W 1 billion or less
2	Branch Manager (Corporate loans)
	Unsecured	W 300 million or less
	Secured	W 2 billion or less
3	Branch Manager and Credit Officer
	Unsecured	W 500 million or less
	Secured	W 3 billion or less
4	Credit Officer Committee
	Unsecured	W 1 billion or less
	Secured	W 5 billion or less
5	Senior Credit Officer Committee
	Unsecured	W 5 billion or less
	Secured	W 15 billion or less
6	Credit Committee
	Unsecured	More than W 5 billion
	Secured	More than W 15 billion

Credit Review and Monitoring

      Shinhan Bank continually reviews and monitors existing credit risks primarily with respect to borrowers. In particular, Shinhan Bank’s automated early warning system conducts weekly examination for borrowers using over 60 financial and non-financial factors, and the relationship manager and the credit officer must conduct periodic loan review and report to independent loan review team which analyzes in detail the results and adjusts credit rating accordingly. Based on these reviews, Shinhan Bank adjusts a borrower’s credit rating, credit limit, applied interest rates and credit policies. In addition, the group credit rating of the borrower’s group, if applicable, may be adjusted following a periodic review of the main debtor groups identified by the Governor of the Financial Supervisory Service based on their outstanding credit exposures, of which 25 were identified most recently in May 2004. Shinhan Bank also continually reviews other factors, such as industry conditions in which borrowers operate and their domestic and overseas asset base and operations, to ensure that ratings are appropriate. The Credit Review Office provides credit review reports, independent of underwriting, to Chief Risk Officer and CEO on a monthly basis.

      The early warning system makes automatic weekly check for borrowers with whom Shinhan Bank has more than W 1 billion of exposure. The relationship manager and the Credit Officer monitor those borrowers, and then the Credit Review Office further reviews the results of the monitoring. In addition, Shinhan Bank carries out special review of each borrower in accordance with changing credit risk based on changing commercial environment. The results of such special review are continually reported to the Chief Risk Officer of Shinhan Bank.

      Depending on the nature of the problem detected by the early warning system, a borrower may be classified as a “deteriorating credit” and undergo evaluation for a possible downgrade in its customer rating, or may be initially classified as a “borrower showing early warning signs” or re-attain “normal borrower” status. For borrowers classified as “showing early warning signs,” the relevant relationship manager gathers information and conducts a review of the borrower to determine whether it should be classified as a deteriorating credit or whether to impose management improvement warnings or implement joint creditors’ management. In the case where the borrower becomes non-performing, Shinhan Bank’s collection department directly manages such borrower’s account in order to maximize recovery rate, and conducts auctions, court proceedings, sale of assets or corporate restructuring as needed.

Credit Risk Assessment and Control

      To assess credit risk in a systematic manner, Shinhan Bank has developed systems designed to quantify credit risks based on selection and monitoring of various statistic, including delinquency rate, non-performing loan ratio, expected loan loss and weighted average risk rating.

      Shinhan Bank controls loan concentration by monitoring and managing loans at two levels — portfolio level and individual loan account level. In order to prevent concentration of loans, Shinhan Bank has established a credit limit per country, industry, affiliates, corporation and financial institution, and has encouraged extension of credit to customers with good credit and reduction of credit to customers with less than good credit. In addition, Shinhan Bank utilizes the results of credit portfolio analysis in allocating asset quality based on forward looking criteria, increasing discretion and adjusting loan to value ratio.

      Shinhan Bank measures credit risk using internally accumulated data. Shinhan Bank measures expected and unexpected losses with respect to total assets monthly, which Shinhan Bank refers to when setting risk limits for, and allocate capital to, its business groups. Expected loss is calculated based on credit rating and the past bankruptcy rate and recovery rate, and Shinhan Bank provides allowance for loan losses under Korean GAAP accordingly. Recently, the Financial Supervisory Service has raised the provisioning level requirements, and Shinhan Bank selects the higher of the two provisioning levels — the Financial Supervisory Service requirement or Shinhan Bank’s internal calculation. Unexpected loss is predicted based on Value at Risk, or “VaR”, under the historical simulation method. Shinhan Bank plans to apply the more advanced “Monte Carlo” simulation method rather than the historical simulation method going forward, and plans to operate an integrated and systematic credit risk management rather than risk management based on credit limitation.

Credit Card Approval Process of Shinhan Card

      Approval of credit card applications is processed using automated credit scoring system retooled for credit cards. Credit scoring system for credit cards is divided into two sub-systems: Application Scoring System and Behavior Scoring System. Behavior Scoring System is based largely on the credit history and Application Scoring System is based largely on personal information of the applicant. For credit card applicants with whom we have an existing relationship, credit scoring system factors in internally gathered information such as repayment ability, total assets, the length of the existing relationship and the applicant’s contribution to profitability. Credit scoring system also automatically conducts credit checks on all credit card applicants. Shinhan Card gathers information about applicants’ transaction history with financial institutions, including banks and credit card companies, from a number of third party credit reporting agencies including National Information & Credit Evaluation Inc., other credit card companies in Korea, the Korea Federation of Banks, Korea Non-bank Financing Association and credit rating agencies. These credit checks reveal a list of the delinquent customers of all the credit card issuers in Korea.

      If the credit score awarded to an applicant is above a minimum threshold, then the application is approved unless overridden by other policy factors such as delinquencies with other credit card companies. In respect of credit card applications by our long-standing customers with good credit history, Shinhan Card has discretion to waive the application of the awarded credit score unless overridden by other policy factors. All of these factors also act as the basis for setting a credit limit if Shinhan Card approves an application.

Market Risk Management of Shinhan Bank

      Market risk is the risk of loss generated by fluctuations in market prices such as interest rates, foreign exchange rates and equity prices. The principal market risks to which we are exposed are interest rate risk and, to a lesser extent, equity price risk, foreign exchange risk and commodity risk. These risks stem from our trading and nontrading activities relating to financial instruments such as loans, deposits, securities and financial derivatives. We divide market risk into risks arising from trading activities and risks arising from nontrading activities.

      Market risk to which we are exposed arises primarily from Shinhan Bank and Chohung Bank and the other subsidiaries do not incur significant market risk, except for Good Morning Shinhan Securities, our securities trading and brokerage subsidiary, which incurs market risk relating to its trading activities. For Shinhan Bank’s market risk management, the Risk Management Committee establishes overall market risk management principles for both the trading and nontrading activities of Shinhan Bank. Based on these principles, the Asset & Liability Management Committee, or the ALM Committee, of Shinhan Bank assesses and controls market risks arising from trading and nontrading activities. The ALM Committee, which consists of eight executive vice presidents and the head of the Treasury Department, is the executive decision-making body for Shinhan Bank’s risk management and asset and liability management operations. At least on a monthly basis, the ALM Committee reviews and approves reports, which include the position and value-at-risk, or “VaR”, with respect to Shinhan Bank’s trading activities and the position, VaR, duration gap and market value analysis and net interest income simulation with respect to its nontrading activities. Shinhan Bank measures market risk with respect to all assets and liabilities in the bank accounts and trust accounts in accordance with the regulations promulgated by the Financial Supervisory Commission.

      Good Morning Shinhan Securities manages its market risk based on its overall risk limit established by its risk management committee as well as the risk limits and detailed risk management guidelines for each product and department established by its management’s committee. Good Morning Shinhan Securities assesses the adequacy of these limits at least annually.

      For detailed discussions on Chohung Bank’s market risk management, see “— Risk Management of Chohung Bank — Market Risk Management”.

      We use Korean GAAP numbers on a nonconsolidated basis for our market risk management and, unless otherwise specified, the numbers presented for quantitative market risk disclosure were prepared in accordance with Korean GAAP on a nonconsolidated basis.

Market Risk Exposure from Trading Activities

      Shinhan Bank’s trading activities consist of:

•	trading activities to realize short-term trading profits in debt and stock markets and foreign exchange markets based on Shinhan Bank’s short-term forecast of changes in market situation and customer demand, for its own account as well as for the account of the trust accounts of Shinhan Bank’s customers; and

•	trading activities primarily to realize profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions, and, to a lesser extent, to sell derivative products to Shinhan Bank’s customers and to cover market risk incurred from those trading activities.

      As a result of these trading activities, Shinhan Bank is exposed to interest rate risk, foreign exchange risk and equity risk.

— Interest Rate Risk

      Shinhan Bank’s exposure to interest rate risk arises primarily from Won-denominated debt securities, directly held or indirectly held through beneficiary certificates, and, to a lesser extent, from interest rate derivatives. Shinhan Bank’s exposure to interest rate risk arising from foreign currency-denominated trading debt securities is minimal since its net position in those securities is not significant. As Shinhan Bank’s trading accounts are marked-to-market daily, it manages the interest rate risk related to its trading accounts using VaR, a market value-based tool.

— Foreign Exchange Risk

      Foreign exchange risk arises because of Shinhan Bank’s assets and liabilities, including derivatives such as foreign exchange forwards and futures and currency swaps, which are denominated in currencies other than the Won. Shinhan Bank manages foreign exchange risk on an overall position basis, including its overseas branches, by covering all of its foreign exchange spot and forward positions in both trading and nontrading accounts.

      Shinhan Bank’s net foreign currency open position, which is the difference between its foreign currency assets and liabilities as offset against forward foreign exchange positions, is Shinhan Bank’s foreign exchange risk. The ALM Committee oversees Shinhan Bank’s foreign exchange exposure for both trading and nontrading activities by establishing limits for the net foreign currency open position, stop loss limits and VaR limits. The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets forth the limit for net open position by currency and the limits for currencies other than the U.S. dollars and Japanese yen are restrictive to minimize other foreign exchange trading.

      The net open foreign currency positions held by the other subsidiaries are not significant. In the case of Shinhan Capital which incurs a considerable amount of foreign exchange exposure from its leasing business, it maintains its net exposure below US$1 million by hedging its foreign exchange positions using forwards and currency swaps.

      The following table shows Shinhan Bank’s net foreign currency open positions at the end of 2001, 2002 and 2003. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,

Currency	2001		2002		2003

	(In millions of US$)
U.S. dollars	U	S$(14.2)	U	S$(16.4)	US$4.6
Japanese yen		0.2		(16.6)	(8.7)
Euro		0.8		1.1	0.7
Others		1.2		0.9	1.0

Total		(12.0)		(31.0)	(2.4)

— Equity Risk

      Equity risk for Shinhan Bank’s trading activities results from the trading of equity portfolio of Korean companies and Korea Stock Price Index futures and options. The trading equity portfolio consists of stocks listed on the Korea Stock Exchange or the KOSDAQ and nearest-month or second nearest-month futures contracts under strict limits on diversification as well as limits on positions. This has been an area of particular focus due to the level of volatility in the stock market. In addition, Shinhan Bank pays close attention to the loss limits. Although Shinhan Bank holds a substantially smaller amount of equity securities than debt securities in its trading accounts, the VaR of trading account equity risk is generally higher than that of trading account interest rate risk due to high volatility in the value of equity securities. As of December 31, 2002 and 2003, Shinhan Bank held W 61.8 billion and W 74.8 billion, respectively, of equity securities in its trading accounts (including the trust accounts).

Management of Market Risk from Trading Activities

      The following tables present an overview of market risk, measured by VaR, from trading activities of Shinhan Bank and Good Morning Shinhan Securities, respectively, for the year ended and as of December 31, 2003. For market risk management purposes, Shinhan Bank includes its trading portfolio in bank accounts and assets in trust accounts for which it guarantees principal or fixed return in accordance with the Financial Supervisory Commission regulations.

	Trading Portfolio VaR for the Year 2003(1)

							As of
	Average		Minimum		Maximum		December 31

	(In billions of Won)
Shinhan Bank:
Interest rate	W	0.4	W	0.5	W	8.0	W	8.0
Foreign exchange(2)		0.1		0.1		1.0		0.1
Equities		0.7		0.3		4.1		2.8
Less: portfolio diversification(3)		N/A		N/A		N/A		(2.5)

Total VaR(4)	W	0.9	W	0.8	W	8.3		8.3

Good Morning Shinhan Securities:
Interest rate	W	—(5)	W	0.0	W	1.2		0.6
Equities		—(5)		0.0		5.4		0.4
Beneficiary certificates(6)		—(5)		0.0		0.2		0.1
Less: portfolio diversification(3)		N/A		N/A		N/A		(0.4)

Total VaR	W	0.2	W	0.3	W	4.2	W	0.8

Notes:

(1)	One-day VaR results with a 99% confidence level.

(2)	Includes both trading and nontrading accounts as Shinhan Bank manages foreign exchange risk on a total position basis.

(3)	Calculation of portfolio diversification effects for the minimum and maximum VaRs as the minimum and maximum may occur on different days for different risk components. The average and December 31, 2003 VaRs are less than the sum of the VaRs due to offsets resulting from portfolio diversification.

(4)	Includes trading portfolio in Shinhan Bank’s bank accounts and assets in trust accounts for which it guarantees principal or fixed return.

(5)	Less than W 0.1 billion.

(6)	Beneficiary certificates that Good Morning Shinhan Securities holds temporarily in connection with its beneficiary certificate sales business. Most of market risk arising from the holding of these beneficiary certificates is interest rate risk and there is minimal amount of equity risk.

      Shinhan Bank generally manages its market risk from trading activities at the entire portfolio level. To control its market risk for trading portfolio, Shinhan Bank uses position limits, VaR limits, and stop loss limits. Shinhan Bank prepared its risk control and management guidelines for derivative trading based on the regulations and guidelines promulgated by the Financial Supervisory Commission.

      Shinhan Bank measures market risk from trading activities to monitor and control the risk of its operating divisions and teams that perform trading activities.

      Value-at-Risk analysis. We use one-day VaRs to measure Shinhan Bank’s market risk. Shinhan Bank calculates VaRs on a monthly basis based on data for the previous 12 months for the holding periods of one day. A one-day VaR is a statistically estimated maximum amount of loss that can occur for a day under normal market conditions. We use a 99% confidence level to measure the VaRs, which means the actual amount of loss may exceed the VaR, on average, once out of 100 business days.

      We use one-day VaRs to measure market risk of Good Morning Shinhan Securities. Good Morning Shinhan Securities calculates VaRs on a daily basis based on data for the previous 12 months for the holding periods of one day. We use a 99% confidence level to measure the VaRs for Good Morning Shinhan

Securities. Good Morning Shinhan Securities is currently using a variance-covariance methodology called “delta-normal method” for its overall VaR calculation and uses historical simulation and “Monte Carlo” simulation for stress test and calculation of VaRs for individual risks of options. Variance-covariance method assumes a normal distribution of risks which may underestimate market risk when the distribution of market risk is not normal. This method also does not provide accurate analysis for risks of non-linear products such as options.

      Value-at-risk is a commonly used market risk management technique. However, VaR models have the following shortcomings:

•	By its nature as a statistical approach, VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a good indicator of future events, particularly potential future events that are extreme in nature.

•	This model may underestimate the probability of extreme market movements.

•	The time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate the potential loss.

•	The use of a 99% confidence level, does not take account of, nor makes any statement about, any losses that might occur beyond this confidence level.

•	Shinhan Bank calculates VaRs at the end of every month and therefore do not reflect market changes during a month until the end of the month.

•	VaR does not capture all complex effects of various risk factors on the value of positions and portfolios and could underestimate potential losses.

      Currently, Shinhan Bank does not perform back-testing of VaR results whereas Good Morning Shinhan Securities conducts back-testing of VaR results against actual outcomes on a daily basis.

      When Shinhan Bank calculates the VaRs for trading accounts, it measures interest risk VaRs, but not equity risk VaRs, for its equity-linked securities which are insignificant in amount. As of December 31, 2003, Shinhan bank held no equity-linked securities in its trading accounts.

      Shinhan Bank plans to implement a new integrated market risk management system which will manage both Shinhan Bank’s Won-denominated and foreign-denominated accounts. The new system is expected to use historical simulation, “Monte Carlo” simulation and variance-covariance methods to measure both linear risks arising from such products as equity and debt securities and nonlinear risks arising from other products including options. Monte Carlo simulation method is similar to historical simulation, except that it uses random numbers to generate different levels of market values instead of using historical data. Variance-covariance method is a parameter-based methodology, which takes into account diversification effects among different market risk components as well as within the same risk component to calculate VaRs. We expect the new system, when implemented, would enable Shinhan Bank to generate elaborate and consistent VaR numbers and perform sensitivity analysis and back testing to check the validity of the models on a daily basis.

      Stress test. In addition to VaR, Shinhan Bank performs stress test to measure market risk. As VaR assumes normal market situations, Shinhan Bank assesses its market risk exposure to unlikely abnormal market fluctuations through stress test. Stress test is an important way of supplement VaR since VaR does not cover potential loss if the market moves in a manner which is outside Shinhan Bank’s normal expectations. Stress test projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio.

      Shinhan Bank uses relatively simple but fundamental seven scenarios for stress test taking into account four market risk components such as foreign exchange rates, stock prices and Won-denominated and foreign currency-denominated interest rates. For the worst case scenario, we assumed instantaneous and simultaneous movements in the four market risk components — depreciation of Won by 115.7%, decrease in Korea Stock

Exchange Composite Index by 46%, and increases in Won-denominated and foreign currency-denominated interest rates by 150.7% and 1.2%, respectively — which were based on the historical worst case movements for three months during the “Asian crisis” from September 1997 to December 1997. In the case of this worst-case scenario, the changes in market value of Shinhan Bank’s trading portfolio was W 797 billion as of December 31, 2003. Shinhan Bank performs stress test at least semiannually and reports the results to the Risk Management Committee and the ALM Committee.

      Good Morning Shinhan Securities uses five scenarios for stress test taking into account two market risk components: stock prices and Won-denominated interest rates. As of December 31, 2003, for the worst case scenario, which was in the case of instantaneous and simultaneous drops in Korea Stock Price Index 200 by 10% and a 1% point increase in the three-year government bond yield, the changes in market value of Good Morning Shinhan Securities’ trading portfolio was W (2.0) billion for one day.

      Although Shinhan Bank has not set any limits on stress testing, it monitors the impact of market turmoil or any abnormality. Good Morning Shinhan Securities sets limits on stress testing for its overall operations as well as at its department level. Both in Shinhan Bank and Good Morning Shinhan Securities, if the impact is large, their respective chief risk officer may request a portfolio restructuring or other proper action.

— Hedging and Derivative Market Risk

      The principal objective of our hedging strategy is to manage its market risk within established limits. We use derivative instruments to hedge its market risk as well as to make profits by trading derivative products within pre-approved risk limits. Our derivative trading includes interest rate and cross-currency swaps, foreign currency forwards and futures, stock index and interest rate futures, and stock index and currency options.

      While we use derivatives for hedging purposes, derivative transactions themselves incur market risk as we take trading positions and trades them for the purpose of making profits. These activities consist primarily of the following:

•	arbitrage transactions to make profits from short-term discrepancies between the spot and derivative markets or within the derivative markets;

•	sales of tailor-made derivative products that meet various needs of our corporate customers, principally of Shinhan Bank and Good Morning Shinhan Securities, and related transactions to reduce its exposure resulting from those sales (in the case of Good Morning Shinhan Securities, these activities commenced from February 2003 when it acquired the relevant license);

•	taking positions in limited cases when we expect short-swing profits based on its market forecasts; and

•	trading to hedge our interest rate and foreign currency risk exposure as described above.

      Market risk from derivatives is not significant since derivative trading activities of Shinhan Bank and Good Morning Shinhan Securities are primarily driven by arbitrage and customer deals with very limited open trading positions.

Market Risk Management for Nontrading Activities

— Interest Rate Risk

      Principal market risk from nontrading activities of Shinhan Bank is interest rate risk. Interest rate risk is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of Shinhan Bank. Shinhan Bank’s interest rate risk arises primarily due to differences between the timing of rate changes for interest-earning assets and interest-bearing liabilities.

      Interest rate risk affects Shinhan Bank’s earnings and the economic value of Shinhan Bank’s net assets:

•	Earnings: interest rate fluctuations have an effect on Shinhan Bank’s net interest income by affecting its interest-sensitive operating income and expenses.

•	Economic value of net assets: interest rate fluctuations influence Shinhan Bank’s net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of Shinhan Bank.

      Accordingly, Shinhan Bank measures and manages interest rate risk for nontrading activities by taking into account effects of interest rate changes on both its income and net asset value. Shinhan Bank measures and manages interest rate risk on a daily basis with respect to all interest-earning assets and interest-bearing liabilities in Shinhan Bank’s bank accounts (including derivatives denominated in Won) and in the trust accounts, except that it measures VaRs on a monthly basis. Most of Shinhan Bank’s interest-earning assets and interest-bearing liabilities are denominated in Won.

— Interest Rate Risk Management

      The principal objectives of Shinhan Bank’s interest rate risk management are to generate stable net interest income and to protect Shinhan Bank’s net asset value against interest rate fluctuations. To this end, the ALM Committee sets out Shinhan Bank’s interest rate risk limits at least annually and the Risk Management Office monitors Shinhan Bank’s compliance with these limits and reports the monitoring results to the ALM Committee on a monthly basis. Shinhan Bank uses interest rate swaps to control its interest rate exposure limits.

      On a daily basis, Shinhan Bank uses various analytical methodologies to measure and manage its interest rate risk for nontrading activities, including the following:

•	Interest Rate Gap Analysis: Interest rate gap analysis measures the difference in the amounts of interest-earning assets and interest-bearing liabilities at each maturity and re-pricing date for a specific time frame.

•	Duration Gap Analysis: Duration gap analysis measures durations of Shinhan Bank’s interest-earning assets and interest-bearing liabilities, which are weighted average maturities of these assets and liabilities calculated based on discounted cash flows from these assets and liabilities using yield curves.

•	Market Value Analysis: Market value analysis measures changes in the market value of Shinhan Bank’s interest-earning assets and interest-bearing liabilities based on the assumption of parallel shifts in interest rates.

•	Net Interest Income Simulation Analysis: Net interest income simulation analysis uses deterministic analysis methodology to measure changes in Shinhan Bank’s annual net interest income (interest income less interest expenses) under the current maturity structure, using different scenarios for interest rates (assuming parallel shifts) and funding requirements.

•	Earnings at Risk Analysis: Earnings-at-risk analysis, or “EaR” analysis, measures changes in Shinhan Bank’s annual pretax earnings from its interest-earning assets and interest-bearing liabilities at a 99% confidence level using Monte Carlo simulation. Currently, Shinhan Bank uses EaR analysis as a supplemental measure for interest rate risk management.

— Interest Rate Gap Analysis

      Interest rate gap analysis measures the difference in the amounts of interest-earning assets and interest-bearing liabilities at each maturity and re-pricing date by preparing interest rate gap tables in which Shinhan Bank’s interest-earning assets and interest-bearing liabilities are allocated to the applicable time buckets based on the expected cash flows and re-pricing dates. On a daily basis, Shinhan Bank performs interest rate gap analysis for Won and foreign currency denominated assets and liabilities in its bank and trust accounts. Shinhan Bank’s gap analysis includes Won-denominated derivatives (which are interest rate swaps) but excludes foreign currency-denominated derivatives, whose management is centralized at the FX & Derivatives Department. Through the interest rate gap analysis that measures interest rate sensitivity gaps, cumulative gaps and gap ratios, Shinhan Bank assesses its exposure to future interest risk fluctuations.

      For interest rate gap analysis, we assume and use the following maturities for different assets and liabilities:

•	With respect to the maturities and re-pricing dates of Shinhan Bank’s assets, we assume that maturity of Shinhan Bank’s prime rate-linked loans the same as its fixed-rate loans. We also assume that the debt securities in Shinhan Bank’s trading accounts have maturities three months. Shinhan Bank excludes equity securities from interest-earning assets.

•	With respect to the maturities and re-pricing of Shinhan Bank’s liabilities, we assume that money market deposit accounts have a maturity of one day and that “non-core” demand deposits under the Financial Supervisory Commission guidelines have a maturity of 30 days. With respect to “core” demand deposits under the Financial Supervisory Commission guidelines, we assume a maturity of over five years.

      The following tables show Shinhan Bank’s interest rate gaps as of December 31, 2003 for (1) Won-denominated nontrading bank accounts, including derivatives and (2) foreign currency-denominated nontrading bank accounts, excluding derivatives.

Won-Denominated Nontrading Bank Accounts (Including Derivatives):

	As of December 31, 2003

	0-3		3-6		6-12		1-2		2-3		Over 3
	Months		Months		Months		Years		Years		Years		Total

	(In billions of Won, except percentages)
Interest-earning assets	W	33,676.4	W	5,690.3	W	5,108.2	W	3,463.0	W	2,533.3	W	2,391.1	W	52,862.4
Fixed rates		8,458.5		3,599.8		4,451.3		2,897.5		2,533.3		2,389.8		24,330.2
Floating rates		25,044.0		2,090.5		522.9		85.5		0.0		1.3		27,744.2
Interest rate swaps		173.9		0.0		134.1		480.0		0.0		0.0		788.0
Interest-bearing liabilities	W	25,014.4	W	5,971.7	W	10,707.4	W	2,792.3	W	1,254.5	W	7,001.7	W	52,742.0
Fixed liabilities		10,596.3		5,825.6		10,216.1		2,633.6		1,072.6		7,001.7		37,345.9
Floating liabilities		13,764.2		146.1		357.2		158.7		181.9		0.0		14,608.1
Interest rate swaps		653.9		0.0		134.1		0.0		0.0		0.0		788.0
Sensitivity gap		8,662.0		(281.4)		(5,599.1)		670.7		1,278.8		(4,610.6)		120.4
Cumulative gap		8,662.0		8,380.6		2,781.5		3,452.2		4,731.0		120.4
% of total assets		14.78%		14.30%		4.75%		5.89%		8.07%		0.21%

Foreign Currency-Denominated Nontrading Bank Accounts (Excluding Derivatives):

	As of December 31, 2003

	0-3	3-6	6-12	1-3	Over 3
	Months	Months	Months	Years	Years	Total

	(In millions of US$, except percentages)
Interest-earning assets	$7,204.8	$1,445.6	$325.0	$21.9	$16.5	$9,013.8
Interest-bearing Liabilities	6,675.1	1,304.8	234.2	36.3	191.3	8,441.7
Sensitivity gap	529.7	140.8	90.8	(14.4)	(174.8)	572.1
Cumulative gap	529.7	670.5	761.3	746.9	572.1
% of total assets	5.25%	6.66%	7.56%	7.42%	5.68%

          — Duration and Market Value Analysis

      Shinhan Bank performs a duration gap analysis to measure effects of interest rate risk on the market value of its assets and liabilities. Shinhan Bank measures, on a daily basis and for each operating department, account, product and currency, durations of interest-earning assets and interest-bearing liabilities. Shinhan Bank also measures, on a daily basis, changes in the market value of Shinhan Bank’s interest-earning assets and interest-bearing liabilities.

      The following tables show duration gaps and market values of Shinhan Bank’s Won-denominated interest-earning assets and interest-bearing liabilities in its not-trading accounts as of December 31, 2003 and changes in these market values when interest rate increases by one percentage point.

Duration as of
December 31, 2003(1)

(In months)
Interest-earning assets	7.36
Interest-bearing liabilities	11.30
Gap	(3.94)

	Market Value as of December 31, 2003(1)

			1% Point
	Actual		Increase		Changes

	(In billions of Won)
Interest-earning assets	W	53,167.5	W	52,939.0	W	(228.5)
Interest-bearing liabilities		51,726.1		51,371.7		(354.4)
Gap		1,441.4		1,567.3		125.9

Note:

(1)	Includes interest rate swaps.

          — Net Interest Income Simulation

      Shinhan Bank performs a net interest income simulation to measure effects of interest rate risk on Shinhan Bank’s results of operations. Net interest income simulation measures changes in Shinhan Bank’s annual net interest income (interest income less interest expenses) under the current maturity structure, using different scenarios for interest rates and funding requirements. Shinhan Bank applies three scenarios of parallel shifts in interest rate: (1) no change, (2) a 1% point increase in interest rates and (3) a 1% point decrease in interest rates. For funding requirement changes, Shinhan Bank uses three scenarios: (1) no change in funding requirement, (2) a 10% increase in funding requirement and (3) an increase in funding requirement by the growth rate assumed in Shinhan Bank’s annual financial plan.

      The following tables illustrate by way of an example the simulated changes in Shinhan Bank’s annual net interest income for 2004 with respect to Won-denominated interest-earning assets and interest-bearing liabilities, using Shinhan Bank’s net interest income simulation model, when it assumes (a) the maturity structure and funding requirement of Shinhan Bank as of December 31, 2003 and (b) the same interest rates as of December 31, 2003 and a 1% point increase in the interest rates.

	Simulated Net Interest Income for 2003 (for
	Nontrading Won-Denominated Bank Accounts)(1)

					Change in Net
	Assumed Interest Rates				Interest Income

			1% Point				%
	No Change		Increase		Amount		Change

	(In billions of Won, except percentages)
Simulated interest income	W	3,234.9	W	3,576.4	W	341.5	10.56%
Simulated interest expense		2,034.0		2,319.0		285.0	14.01%
Net interest income		1,200.9		1,257.4		56.5	4.71%

Note:

(1)	Includes interest rate swaps.

      Shinhan Bank’s Won-denominated interest earning assets and interest-bearing liabilities in nontrading accounts have a maturity structure that benefits from an increase in interest rates, because the re-pricing periods of the interest-earning assets in Shinhan Bank’s nontrading accounts are shorter than those of the interest-bearing liabilities in these accounts. This is primarily due to a continuous decrease in interest rate in the recent years in Korea, which resulted in a significant increase in floating rate loans, resulting in the maturities or re-pricing periods of Shinhan Bank’s loans shorter. As a result, Shinhan Bank’s net interest income increases when the interest rates rise.

—	Interest Rate VaRs for Nontrading Assets and Liabilities

      Shinhan Bank measures VaRs for interest rate risk from nontrading activities on a monthly basis. The following table shows, as of and for the year ended December 31, 2003, the VaRs of (1) interest rate risk from Shinhan Bank’s available-for-sale investment securities and (ii) interest rate mismatch risk for other assets and liabilities, which arises from mismatches in the re-pricing dates of Shinhan Bank’s nontrading interest-earning assets and interest-bearing liabilities other than the available-for-sale investment securities. Under the Financial Supervisory Commission regulations, Shinhan Bank includes in calculation of these VaRs interest-earning assets and interest-bearing liabilities in its bank accounts and its trust accounts.

	VaR for the Year 2003(1)

							As of
	Average		Minimum		Maximum		December 31

	(In billions of Won)
Interest rate — available-for-sale securities	W	13.9	W	11.9	W	16.3	W	16.3
Interest rate mismatch — other assets and liabilities		3.3		1.6		5.7		3.9

Note:

(1)	One-day VaR results with a 99% confidence level.

          — Equity Risk

      Substantially all of our equity risk results primarily from its equity portfolio of Korean companies. As of December 31, 2003, we (not including Chohung Bank) held approximately US$0.5 million of a foreign company’s shares.

      The equity securities in Won held in Shinhan Bank’s investment portfolio consist of stocks listed on the Korea Stock Exchange or the KOSDAQ and certain non-listed stocks. Shinhan Bank measures VaRs for all of these equity securities but does not manage most of the related risk using VaR limits, as most of these securities are held for reasons other than normal investment purposes. As of December 31, 2003, Shinhan Bank held equity securities in an aggregate amount of W 899.6 billion in its nontrading accounts, which included our common shares of W 569 billion, unlisted securities that Shinhan Bank held for private equity investment in the amount of W 57.6 billion and other equity securities that it held, among other reasons, for management control purposes or as a result of debt-to-equity conversion as a part of reorganization proceedings of the companies to which it had extended loans.

      Shinhan Bank previously held shares of our common stock, which it received in exchange for its treasury shares Shinhan Bank held when we restructured into a holding company in September 2001. Under the Financial Holding Company Act, Shinhan Bank was required to dispose of these shares within three years from the date of purchase. On March 3, 2004, Shinhan Bank sold these shares for W 21,000 per share, amounting to W 627 billion, pursuant to a block trading on the Korea Stock Exchange before trading hours.

      As of December 31, 2003, Shinhan Bank also held Won-denominated convertible and exchangeable bonds in an aggregate amount of W 129 billion (all of which contained conversion or exchange rights) and foreign currency convertible and exchangeable bonds in an aggregate amount of US$130 million in its nontrading accounts. Shinhan Bank does not measure equity risk with respect to convertible and exchangeable bonds and the interest rate risk of these bonds are measured together with the other debt securities. As such, Shinhan Bank measures interest rate risk VaRs but not equity risk VaRs for these equity-linked securities.

      The following table shows the VaRs of Shinhan Bank’s equity risk from nontrading activities for the year and as of December 31, 2003.

	VaR for the Year 2003(1)

							As of
	Average		Minimum		Maximum		December 31

	(In billions of Won)
Equities(2)	W	43.0	W	33.5	W	55.0	W	44.4

Notes:

(1)	One-day VaR results with a 99% confidence level.

(2)	Includes 29,873,359 shares of our common stock held by Shinhan Bank, which were received in exchange for its treasury shares when we restructured into a holding company. On March 3, 2004, Shinhan Bank sold these shares for W 21,000 per share, amounting to W 627 billion, pursuant to a block trading on the Korea Stock Exchange before trading hours.

Liquidity Risk Management

      Liquidity risk is the risk of insolvency, default or loss due to disparity between inflow and outflow of funds, including having to obtain funds at a high price or to dispose of securities at an unfavorable price due to lack of available funds or losing attractive investment opportunities.

      Shinhan Bank applies the following basic principles for liquidity risk management:

•	maintain an appropriate level of liquidity risk through liquidity risk management based on liquidity gap or debt-to-equity ratio at each maturity date;

•	assess and monitor net cash flows by currency and by maturity and continuously evaluate available sources of funds and possibility of disposal of any liquid assets;

•	diversify sources and uses of funds by product and by maturity to prevent excessive concentration in certain periods or products; and

•	prepare contingency plans to cope with liquidity crisis.

      Each subsidiary manages liquidity risk in accordance with the risk limits and guidelines established internally as well as those directed by the relevant regulatory authorities. Pursuant to Principal Regulations Applicable to financial holding companies and banks as promulgated by Korean Financial Supervisory Commission, We, at the holding company, are required to keep specific Won and foreign currency liquidity ratios. These ratios require us to keep the ratio of liquid assets to liquid liabilities above certain minimum levels.

      Shinhan Bank manages its liquidity risk within the limits set on Won and foreign currency accounts in accordance with the regulations of the Financial Supervisory Commission. The Financial Supervisory Commission requires Korean banks to maintain a Won liquidity ratio of at least 105.0% and a foreign currency liquidity ratio of at least 80%. The Financial Supervisory Commission defines the liquidity ratio as liquid assets (including marketable securities) due within three months divided by liabilities due within three months.

      The Treasury Department is in charge of liquidity risk management with respect to Shinhan Bank’s Won and foreign currency funds. The Treasury Department submits Shinhan Bank’s monthly funding and asset management plans to the ALM Committee for its approval, based on the analysis of various factors, including macroeconomic indices, interest rate and foreign exchange movements and maturity structures of Shinhan Bank’s assets and liabilities. The Risk Management Office measures Shinhan Bank’s liquidity ratio and liquidity gap ratio on a daily basis and reports whether they are in compliance with the limits to the ALM Committee on a monthly basis.

      The following tables show Shinhan Bank’s liquidity status and limits for Won and foreign currency accounts as of December 31, 2003 in accordance with the regulations of the Financial Supervisory Commission.

	As of December 31, 2003

	0-3		3-6		6-12		1-3		Over		Substandard
Won-Denominated Accounts	Months		Months		Months		Years		3 Years		or Below		Total

	(In billions of Won except percentage)
Assets:	W	20,175.7	W	7,011.3	W	11,388.5	W	11,182.6	W	8,019.3	W	1,015.9	W	58,793.3
Liabilities:		17,722.4		6,324.2		14,486.6		4,285.1		16,735.9		—		59,554.2
For three months or less:
Liquidity gap		2,453.3
Liquidity ratio		113.84%
Limit:		105.00%

	As of December 31, 2003

	7 Days or	7 Days-		3-6	6-12	Over
Foreign Currencies Denominated Accounts:	Less	1 Months	3 Months	Months	Months	1 Years	Total

	(In millions of US$ except percentage)
Assets:	$3,245.9	$1,560.0	$3,857.4	$1,339.6	$1,629.8	$1,393.2	$13,026.0
Liabilities	1,838.0	2,320.4	4,550.1	1,556.8	962.6	1,455.8	12,683.6
For three months or less:
Assets			8,663.3
Liabilities			8,708.5
Liquidity ratio			99.48%
Limit			80.00%

      Shinhan Bank maintains diverse sources of liquidity to facilitate flexibility in meeting its funding requirements. Shinhan Bank funds its operations principally by accepting deposits from retail and corporate depositors, accessing the call loan market (a short-term market for loans with maturities of less than one month), issuing debentures and borrowing from the Bank of Korea. Shinhan Bank uses the funds primarily to extend loans or purchase securities. Generally, deposits are of shorter average maturity than loans or investments.

      Our subsidiaries other than Shinhan Bank and Chohung Bank fund their operations primarily through call money, bank loans, commercial paper, corporate debentures and asset-backed securities. Our holding company acts as a funding vehicle for long-term financing of our subsidiaries whose credit ratings are lower than the holding company, including Shinhan Card and Shinhan Capital, to lower the overall funding costs within regulatory limitations. Under the Monopoly Regulation and Fair Trade Act of Korea, however, a financial holding company is prohibited from borrowing funds in excess of 100% of its total stockholders’ equity. In addition, pursuant to our liquidity risk management policies designed to ensure compliance with required capital adequacy and liquidity ratios, we have set limits to the amount of liquidity support by our holding company to our subsidiaries to 70% of our total stockholders’ equity and the amount of liquidity support to a single subsidiary to 35% of our total stockholders’ equity.

      In addition to liquidity risk management under the normal market situations, we have contingent plans to effectively cope with possible liquidity crisis. Liquidity crisis arises when we would not be able to effectively manage the situations with our normal liquidity management measures due to, among other reasons, inability to access our normal sources of funds or epidemic withdrawals of deposits as a result of various external or internal factors, including a collapse in the financial markets or abrupt deterioration of our credit. We have contingency plans corresponding to different stages of liquidity crisis, “cautionary stage”, “near-crisis stage” and “crisis stage”, based on the following liquidity indices:

•	indices that reflect the market movements such as interest rates and stock prices;

•	indices that reflect financial market psychology such as the size of money market funds; and

•	indices that reflect our internal financial condition.

Operational Risk Management

      Operational risk is difficult to quantify and subject to different definitions. We define operational risk as the risks related to our overall management other than credit risk, market risk, interest rate risk and liquidity risk. These include risks arising from system failure, human error or non-adherence to policy and procedures, from fraud or inadequate internal controls and procedures, from a mistake in strategic decision or from environmental changes, resulting in financial or reputational loss.

      The Group Internal Audit Activity, reporting directly to our Audit Committee, oversees our operational activities, with a special focus on legal, regulatory, operational and reputational risk. Our Audit Committee, which is a committee under our Board of Directors, oversees and monitors the compliance with legal and regulatory requirements. For the operational risk management at the group level, we clearly define each subsidiary’s operational process and establish an internal review system for each subsidiary. Each subsidiary’s operational risk is internally managed and controlled at the subsidiary level and the Group Internal Audit Activity continuously monitors the integrity of our subsidiaries’ operational risk management system. Our Board of Directors, the Group Risk Management Committee and the our Audit Committee establish the basic principles for our operational risk management and monitor and review management of our operational risk at the group level.

      To monitor and control operational risk at Shinhan Bank, Shinhan Bank maintains a system of comprehensive policies and has put in place a control framework designed to provide a stable and well-managed operational environment throughout the organization. The primary responsibility for ensuring compliance with Shinhan Bank’s operational risk procedures remains with its business units and operational departments. In addition, the Audit & Examination Department, Risk Management Office and Compliance Office also play important roles in reviewing and maintaining the integrity of Shinhan Bank’s internal control environment.

      The audit committee of Shinhan Bank, which consists of three board members, including two outside directors, is an independent inspection authority that supervises Shinhan Bank’s internal controls and its observance of ethical and legal principles in addition to reviewing the financial statements. The audit committee performs audits of, among other matters, Shinhan Bank’s overall management and accounting, and has the Audit & Examination Department as its execution body. The audit committee also reviews and evaluates Shinhan Bank’s accounting policies and their changes, financial activities and accuracy of financial reporting.

      The audit committee and the Audit & Examination Department supervise and perform the following audits:

•	general audits, including full-scale audits performed annually for the overall operations, sectional audits of selected operations performed when necessary, and periodic and irregular spot audits;

•	special audits, performed when the Audit Committee or standing auditor deems it necessary or pursuant to requests by the chief executive officer or supervisory authorities such as the Financial Supervisory Service;

•	day-to-day audits, performed by the standing auditor for material transactions or operations that are subject to approval by the heads of Shinhan Bank’s operational departments or senior executives;

•	real-time monitoring audits, performed by the computerized audit system to identify any irregular transactions and take any necessary actions; and

•	self-audits as a self-check by each operational department to ensure its compliance with Shinhan Bank’s business regulations and policies, which include daily audits, monthly audits and special audits.

      General audits, special audits, day-to-day audits and real-time monitoring audits are performed by Shinhan Bank’s examiners and self-audits are performed by the self-auditors of the relevant operational departments.

      The Financial Supervisory Service conducts general annual audits of our operations at the holding company level and also performs general annual audits of operations at Shinhan Bank and Chohung Bank. The Financial Supervisory Service also performs special audits as the need arises on particular aspects of the operations such as risk management, credit monitoring and liquidity. In the ordinary course of these audits, the Financial Supervisory Service routinely issue warning notices where it determines that a regulated financial institution or its employees have failed to comply with the applicable laws or rules, regulations and guidelines of the Financial Supervisory Service. We have in the past received, and expect in the future to receive, such notices and we have taken and will continue to take appropriate actions in response to such notices. None of the actions we have taken so far has had a material adverse effect on us.

      The Compliance Office operates Shinhan Bank’s compliance inspection system. This system is designed to ensure that all of Shinhan Bank’s employees comply with the law. The compliance inspection system’s main function is to monitor the degree of improvement in compliance with the law, maintain internal controls (including ensuring that each department has established proper internal policies and that it complies with those policies) and educate employees about observance of the law.

      We consider legal risk as a part of operational risk. The uncertainty of the enforceability of obligations of Shinhan Bank’s customers and counterparties, including foreclosure on collateral, creates legal risk. Changes in laws and regulations could also adversely affect us. Legal risk is higher in new areas of business where the law is often untested in the courts although legal risk can also increase in Shinhan Bank’s traditional business to the extent that the legal and regulatory landscape in Korea is changing and many new laws and regulations governing the banking industry remain untested. The Compliance Office seeks to minimize legal risk by using stringent legal documentation, employing procedures designed to ensure that transactions are properly authorized and consulting legal advisers. Shinhan Bank’s compliance officers review loan documentation to ensure that these are correctly drawn up to withstand scrutiny in court should such scrutiny occur.

      In addition to these audits and compliance activities, the Risk Management Office continuously monitors, manages and reports important operational risk related matters, including risk limit monitoring results, trading status and sources and uses of funds. The Risk Management Team also reviews in advance new business or service plans proposed by Shinhan Bank’s operational departments to minimize operational risk.

      The Risk Management Team is currently performing ground work, including our internal process review and data accumulation, for adoption of a new firm-wide system for operational risk management to apply a standardized approach that meets the recommendations by the “BIS New Basle Accord for Measurement and Management of Operational Risk”. We intend to complete the necessary process setup and data accumulation by 2006 to implement the new system in 2007, although this schedule is subject to change.

Risk Management of Chohung Bank

      Chohung Bank’s overall risk management policy is set by its Risk Policy Committee (“RPC”), which consists of three non-standing directors and two standing directors: one of the three non-standing directors chairs the committee. Chohung Bank’s overall risk management is overseen by its Risk Management Committee (“RMC”). The RMC consists of the Heads of the Planning Group, the Institutional Banking & Treasury Group, the Credit Management Group, the Trust Business Group, the Risk Management Group and whichever additional group is responsible for the matter under review. The Head of the Risk Management Group chairs the RMC. The primary functions of the RMC are risk reduction within the overall aim of durable profit improvement. The RMC regularly reviews various risk profiles of Chohung Bank together with its liquidity position and uses the information to adjust the direction and strategy of Chohung Bank.

      For the risk management infrastructure, Chohung Bank has implemented the following systems:

•	implemented in September 2000, the Credit Management System (CMS) measures default rates by credit rating and credit risk based on the default volatility in order to apply such results to credit portfolio management and management of credit risks limit for each business unit;

•	implemented in September 2000, the Market Risk Management System measures Value-at-Risk (VaR) to be used for management of market risk;

•	upgraded in December 2000, the Asset-Liability System for accurate cash flow management and for improved measurement of interest rate risk using Monte Carlo simulations; and

•	implemented in April 2001, the Capital Allocation System and Risk Adjusted Performance Measurement System allocates risk adjusted capital, to set risk limits and to measure risk adjusted return on risk capital and economic value-added for risk adjusted performance measurement.

Credit Risk Management

      Chohung Bank formulates and implements its credit policies in compliance with relevant regulations issued by the Financial Supervisory Commission. See “— Supervision and Regulation — Principal Regulations Applicable to Banks”.

— Credit Planning

      The Credit Management Group functions as a centralized policy-making and planning division, and allocates and coordinates Chohung Bank’s resources. The Credit Management Group establishes, among others, broad lending guidelines. One of the main objectives of the guidelines is to construct a policy framework to meet Chohung Bank’s objectives of strengthening Chohung Bank’s retail and small-and medium-sized enterprise business and enhancing asset quality. The Credit Management Group gathers data from Chohung Bank’s various operating groups and produces various internal and external reports. For example, it reports to the Bank of Korea, as well as to Chohung Bank’s senior management, Chohung Bank’s loan portfolio and average interest rates on a monthly basis, as required by the Korean banking regulations. The Credit Management Group also monitors Chohung Bank’s operating groups’ compliance with internal guidelines and procedures. It monitors loans approved at the branch level, as well as loans approved at the head office level.

— Credit and Approval Limits

      The following table shows the credit limits for a single borrower and levels of approval.

Level of Approval	Credit Limits

(In billions of Won)
Headquarters level
Credit Review Committee(1)	More than W 40
Credit Officer Committee(2)	Up to W 16 – W 40
Review Team(3)	Up to W 5 – W 15
Branch level
Collateralized
Chief Relationship Manager	Up to W 2 – W 5
Non-collateralized
Chief Relationship Manager	Up to W 0.3 – W 2

Notes:

(1)	Consists of heads of the Credit Management Group, Treasury and International Business Group, Corporate Banking Group and the head of the relevant business group.

(2)	Consists of general managers of the Credit Assessment Division, Loan Recovery Division and Credit Planning Office.

(3)	Consists of three to four loan review officers.

— Loan Review

      In order to ensure the quality of its loans, Chohung Bank’s Loan Review Division reviews and monitors its existing loans. In reviewing a loan, Chohung Bank focuses on (i) whether the loan has been approved in compliance with the credit approval procedures in place, (ii) whether the loan’s current asset quality and the borrower’s credit rating are adequate and (iii) whether such loan is profitable. In addition, according to the circumstances, Chohung Bank takes other factors into account in conducting its loan review. Chohung Bank’s loan reviews consist of regular reviews and spot reviews.

      The purposes of loan reviews include:

•	evaluation of the validity of loan approval and credit ratings;

•	evaluation of the validity and timeliness of the follow-up management of the borrowers subject to credit monitoring, the borrowers in workout plans and the borrowers who have non-performing loans; and

•	evaluation of Chohung Bank’s credit portfolio based on various factors that affect asset quality.

      Chohung Bank performs regular reviews for borrowers and the review frequency depends on the credit score of the borrower. In addition to regular reviews, Chohung Bank performs spot reviews for branches with large amount of payments overdue and branches which received low grades in their regular reviews.

      Following a loan review, Chohung Bank’s Loan Review Division may, if it deems necessary, take the following actions:

•	request a reclassification of the loan’s asset quality or its borrower’s credit rating;

•	change the terms of the loan;

•	transfer the loan to the Loan Recovery Division for special management if the loan is classified to be substandard or below; and

•	request a special audit by the Internal Audit Division in respect of such loan if misconduct or negligence has been found during the review.

      The responsible divisions or branch offices must then report to the Loan Review Division on the implementation of such actions. The Internal Audit Division must also notify the Loan Review Division of the results of the special audit if such audit had been requested and performed. With respect to certain borrowers, the Loan Review Division must report the results of its reviews to the President and the Board Steering Committee of Chohung Bank.

      Since July 1999, all borderline lending decisions regarding small- and medium-sized enterprises, such as non-collateralized or under-collateralized credits to be extended to small- and medium-sized enterprises, must be approved by an independent committee comprised of four representatives of outside credit rating agencies. In addition, in order to be more proactive and cautious with respect to its lending procedures, Chohung Bank recently implemented a new policy which requires the Credit Review Committee to review and approve any and all new credits to SK Group companies, Kumho, Ssangyong Group companies and Hyundai Merchant Marine regardless of the amount of the proposed new credit.

— Credit Management System

      In September 2000, Chohung Bank implemented CMS, an integrated credit management system that combines the functions of credit approval, monitoring and follow-up management. CMS is designed to efficiently manage the entire process from loan application, approval, extension, credit ratings, and limit control, to follow-up management, and credit risk management.

      CMS consists of the following three modules:

•	Credit Risk Control: A module consisting of two systems, a credit risk measurement system and a credit portfolio management system.

•	Loan Approval Support: A module consisting of a financial analysis support system, credit risk rating system (CRRS), loan limit management system, collateral management system, loan pricing system, loan application support system and loan approval system.

•	Follow-up Management: This module includes a loan monitoring and review system, default/delinquency information management system and credit information analysis system.

— Total Exposure Management System

      Total Exposure Management System (TEMS) was developed in late 1997. This system enables Chohung Bank to make real-time inquiries on the exposures to customers by company or by business group and to manage the credit limits for all kinds of business transactions.

      Chohung Bank manages its total exposure in respect of the assets of (i) the top 60 chaebol companies designated by the Financial Supervisory Commission based on the outstanding total credits from all financial institutions and (ii) companies with total credits in the outstanding amount of W 50 billion. The assets that are subject to total exposure management include credits (which is defined to include loans, loans from trust accounts, guarantees and acceptances, advances for customers, foreign exchange related credits, credits from overseas branches and international financing credits), securities (which include commercial papers, corporate debt securities and securities in foreign currencies), call loans, due from banks, advances, derivatives and other assets designated by the head of the Credit Planning Division.

      In connection with its total exposure management, Chohung Bank also manages its foreign currency exposure in respect of the assets of certain companies (including their overseas branches and subsidiaries) whose outstanding foreign currency exposure is US$10 million or more. The assets that are subject to foreign currency exposure management include loans in foreign currencies, guarantees and acceptances in foreign currencies (which guarantees and acceptances are included in the calculation of individual credit limitation pursuant to the Bank Act and which include guarantees and acceptances related to derivatives, securities in foreign currencies (including investment securities in connection with capital contributions), offshore financing, advances for customers under guarantees and acceptances in foreign currencies, due from banks in foreign currencies and other assets designated by the head of the Credit Planning Division.

      Chohung Bank’s total exposure or foreign currency exposure to each group is managed by both the Risk Management Division and the Credit Planning Division. While the Risk Management Division is responsible for managing Chohung Bank’s overall risk, including market risk and credit risk, reviewing Chohung Bank’s overall policy and its asset portfolio and coordinating the operations of several of Chohung Bank’s departments in respect of Chohung Bank’s credit and foreign currency limits, the Credit Planning Division is responsible for all practical operations related to TEMS and reports management results periodically to the Credit Review Committee. The Credit Planning Division is responsible for creating and managing the total risk management guidelines, setting credit and foreign currency limits, reviewing Chohung Bank’s compliance with such limits, reviewing the credit risks of the companies under review, establishing and implementing Chohung Bank’s risk management policy, reporting the management status of Chohung Bank’s total exposure and foreign currency exposure and carrying out other related activities.

— Credit Risk Rating System

      Chohung Bank’s credit risk rating system for corporate customers (CRRS) standardizes Chohung Bank’s credit decisions, focusing on forward-looking criteria based on the probability of recovery of the credits and the likelihood of defaults.

      Chohung Bank implemented CRRS in late 1999. CRRS enables Chohung Bank to make risk-based pricing decisions. The system was designed to aid Chohung Bank to focus more on the quality of its assets rather than its market share or asset size. This system focuses on forward-looking criteria by estimating the probability of recovery of the extended credits and calibrating the likelihood of defaults. It is also designed to perform sensitivity analysis with respect to macroeconomic indices such as interest rates or foreign exchange rates. The main components of Chohung Bank’s credit risk rating system consist of the following:

•	A standardized credit application form that contains detailed questions for credit evaluation;

•	A comprehensive risk assessment framework that enables Chohung Bank’s relationship managers and credit officers to assess risks;

•	Quantitative risk scores calibrated to probability of defaults and recovery; and

•	Risk premiums and loan loss provisions linked to such credit risk ratings.

      To measure default risks, the system takes into account various factors such as a customer’s financial condition, its competitive position in the industry, its industry situation, the quality of its management, its technological merits and its operations. In calculating the probability of default and recovery, the system also takes into account non-financial information and adjusts the calculation to best reflect the characteristics of the customer groups.

      Chohung Bank’s credit risk rating system consists of eight different models that customize the credit risk ratings to reflect different characteristics of Chohung Bank’s customer groups. The system categorizes industries into four groups to best capture the characteristics and differences of the industries: manufacturing, construction, financial services and services. It also applies different weights and procedures to customers who are audited by independent auditors and those who are not subject to independent audits. Less weight is placed on the financial information of customers which are not subject to audits by independent auditors than on independently audited financial information.

      For instance, Chohung Bank’s credit risk evaluation model for customers in the manufacturing industry that are subject to independent audits, analyzes and assesses the following five risk factors: (i) financial risks, (ii) industry risks, (iii) managerial risks, (iv) operational risks and (v) technological risks. To assess these risks, the model asks 23 principal questions, seven for financial risks and three or four for each other risk factor. Each principal question consists of three or four sub-questions. The relative weight for each question is determined by an analysis of estimated weights in the credit risk rating systems of internationally renowned financial institutions. With weighted average scores, the model assigns the credit risk rating of one to ten. Grades one through six are “normal” (six being “watch”), grade seven is “precautionary”, eight “substandard”, nine “doubtful” and ten “estimated loss”.

— Credit Scoring System

      For consumer customers, Chohung Bank operates a credit scoring system (CSS). This system was developed in April 1999 for consumer customers and has been used for individual loan management, credit card management and other individual-based credit management. CSS is an automated credit approval system used to evaluate loan applications by assigning a credit score to each application based on a predetermined set of criteria. One of the principal benefits of this system is to significantly limit the scope of employee discretion in the loan assessment and approval process.

      CSS is applied to the extension of credits of W 50 million or less to individuals (including sole proprietorships) and the issuance of credit cards. CSS consists of (i) an application scoring system (ASS) which evaluates information on applicants’ credits, transaction records and application and (ii) a behavioral scoring system (BSS) for follow-up management whereby Chohung Bank will trace the behavioral patterns of borrowers after loans are extended to them, such as checking whether borrowers paid interest on loans on time or whether they fulfilled their financial obligations on credit cards. The adoption of CSS has improved the speed and accuracy of retail loan underwritings, and is expected to improve the accuracy and efficiency of retail loan approval and credit card issuance procedures.

Market Risk Management

      Market risk is the risk of loss that results from changes in market prices such as interest rates, foreign exchange rates and equity prices. The principal market risks to which Chohung Bank is exposed are interest rate risk and, to a lesser extent, foreign exchange risk and equity price risk. These risks stem from Chohung Bank’s trading and non-trading activities relating to financial instruments such as loans, deposits, securities and financial derivatives. Chohung Bank is not exposed to commodity risk, the other recognized form of market risk, as Chohung Bank does not hold any commodity positions. Chohung Bank divides market risk into risks arising from trading activities and risks arising from non-trading activities.

      Chohung Bank’s Risk Management Committee establishes and oversees implementation of the overall risk management policies for both trading and non-trading activities of Chohung Bank.

      Chohung Bank uses Korean GAAP numbers on a nonconsolidated basis for its market risk management and, unless specified otherwise, the numbers presented for quantitative market risk disclosure were prepared in accordance with Korean GAAP on a nonconsolidated basis.

Market Risk Exposure from Trading Activities

      Chohung Bank’s trading activities consist of:

•	Trading activities to realize short-term trading profits in debt and equity markets and foreign exchange markets based on its short-term forecasts of changes in market conditions and customer demand, for its proprietary account as well as for the trust accounts of its customers; and

•	Trading activities primarily to realize profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions, and, to a lesser extent, to sell derivative products to its customers and to hedge market risk incurred from those trading activities.

      As a result of these trading activities, Chohung Bank is exposed to interest rate risk, foreign exchange risk and equity risk.

— Interest Rate Risk

      Chohung Bank’s exposure to interest rate risk arises primarily from Won-denominated debt securities, directly held or indirectly held through beneficiary certificates, and, to a lesser extent, from interest rate derivatives and foreign currency-denominated trading debt securities. As its trading accounts are marked-to-market daily, Chohung Bank manages the interest rate risk related to its trading accounts using “value at risk” or “VaR”, a market value-based tool.

— Foreign Exchange Risk

      Foreign exchange risk arises because its assets and liabilities, including derivatives such as foreign exchange forwards, futures, options and currency swaps, are denominated in currencies other than the Won. Chohung Bank’s exposure to foreign exchange risk arises primarily from bank’s foreign exchange spot and forward positions in both trading and non-trading accounts.

      Chohung Bank measures foreign exchange risk with its net foreign currency open position, which is the difference between its foreign currency assets and liabilities as offset against forward foreign exchange positions. Chohung Bank’s ALM Committee establishes limits for the net foreign currency open position, stop loss limits and VaR limits.

      The management of Chohung Bank’s foreign exchange position is centralized at the Treasury Department. Dealers in the Treasury Department manage Chohung Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Chohung Bank sets VaR limit for each dealer to control foreign exchange risk.

      The following table shows Chohung Bank’s net foreign currency open positions at the end of 2001, 2002 and 2003. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,

Currency	2001		2002		2003

	(In millions of US$)
U.S. dollars	US$	(63.2)	US$	(5.7)	US$	8.4
Japanese Yen		(4.4)		10.5		0.3
Euro		0.0		1.3		0.3
Others		(2.5)		7.9		9.0

Total	US$	(70.1)	US$	14.0	US$	18.0

— Equity Risk

      Equity risk for Chohung Bank’s trading activities results from the trading of equity portfolio of Korean companies and Korea Stock Price Index futures and options. Although Chohung Bank holds a substantially smaller amount of equity securities than debt securities in its trading accounts, the equity risk VaR of trading accounts is relatively higher than that of trading account interest rate risk due to high volatility in the prices of equity securities. As of December 31, 2003, Chohung Bank held W 3.0 billion of trading equity securities in trust accounts for which it guaranteed principal and fixed return. Chohung Bank’s own trading accounts had no equity securities as of December 2003.

Market Risk Management for Trading Activities

      The following tables present an overview of market risk, measured by VaR, from trading activities of Chohung Bank for the year ended and as of December 31, 2003. For market risk management purposes, Chohung Bank includes its trading portfolio in bank accounts and trading assets in trust accounts for which it guarantees principal or fixed return in accordance with the Financial Supervisory Commission regulations.

	Trading Portfolio Ten-Day VaR for the Year 2003(1)

	Average		Minimum		Maximum		As of December 31

	(In billions of Won)
Chohung Bank:
Interest rate	W	2.2	W	0.3	W	5.6	W	2.8
Foreign exchange(2)		0.7		0.0		4.8		0.8
Equities		0.1		0.0		0.8		0.2

Total VaR(3)	W	2.4	W	0.3	W	5.7	W	2.9

Notes:

(1)	Ten-day VaR results at a 99% confidence level.

(2)	Includes both trading and non-trading accounts as Chohung Bank manages foreign exchange risk on a total position basis.

(3)	Due to portfolio diversification effects, the total VaR figures are different from the simple additions of interest rate, foreign exchange and equity risks.

      Chohung Bank generally manages market risk from trading activities at the entire trading portfolio level. To control its market risk for trading portfolio, Chohung Bank uses VaR limits, and stop loss limits. Chohung Bank has prepared risk control and management guidelines for derivative trading based on the regulations and guidelines promulgated by the Financial Supervisory Commission.

      Chohung Bank measures market risk from trading activities to monitor and control the risk of operating divisions and teams that perform trading activities.

      Value-at-Risk Analysis. Chohung Bank uses ten-day VaRs to measure market risk. Chohung Bank calculates VaRs on a daily basis using data for the previous 12 months or 250 business days based on a holding period of one day. Chohung Bank then calculates ten-day VaRs using these one-day VaRs. A VaR is a statistically estimated maximum amount of loss that can occur for the specified period under normal market conditions. Chohung Bank uses a 99% confidence level to measure the VaRs, which means the actual amount of loss may exceed the VaR, on average, once out of 100 business days. Chohung Bank is currently using:

•	a variance-covariance methodology called delta-normal method for its overall VaR calculations;

•	a Monte Carlo simulation for its back testing and stress testing to measure nonlinear risk products such as options; and

•	a historical simulation for its back testing.

      The Variance-covariance method is a parameter-based methodology, which takes into account diversification effects among different market risk components as well as within the same risk component to calculate VaRs. The Variance-covariance method assumes a normal distribution of risks which may underestimate market risk when the distribution of market risk if not normal. This method also does not provide accurate analysis for risks of non-linear products such as options. The Monte Carlo simulation method is similar to historical simulation, except that it uses random numbers to generate different levels of market values instead of using historical data.

      Value-at-risk is a commonly used market risk management technique. However, VaR models have the following shortcomings:

•	By its nature as a statistical approach, VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a good indicator of future events, particularly potential future events that are extreme in nature.

•	This model may underestimate the probability of extreme market movements.

•	The time periods used for the model, generally one or ten days are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate the potential loss.

•	The use of a 99% confidence level, does not take account of, nor makes any statement about, any losses that might occur beyond this confidence level.

•	VaR does not capture all complex effects of various risk factors on the value of positions and portfolios and could underestimate potential losses.

      Back Testing. Chohung Bank currently performs back testing of VaR results on a daily basis, using both (1) actual losses and (2) estimated losses when the actual movements of interest rates, foreign exchange rates and equity values were applied while assuming that its portfolio position remains same. In 2003, there were two days when Chohung Bank’s estimated loss exceeded the VaR limits set by the Financial Supervisory Service.

      Since February 2001, Chohung Bank has implemented an integrated market risk management system which manages its Won-denominated and foreign-denominated bank accounts and trust accounts which are marked to market and guaranteed by Chohung Bank. This system uses the historical simulation, the Monte Carlo simulation and the variance-covariance method to measure both linear risks arising from such products as equity and debt securities and nonlinear risks arising from other products including options. This system enables Chohung Bank to generate elaborate and consistent VaR numbers and perform sensitivity analysis and back testing to check the validity of the models on a daily basis.

      Stress Testing. In addition to VaR, Chohung Bank performs stress test to measure market risk. As VaR assumes normal market situations, Chohung Bank assesses its market risk exposure to unlikely abnormal market fluctuations through stress test. Stress test is an important way of supplement VaR since VaR does not cover potential loss if the market moves in a manner which is outside Chohung Bank’s normal expectations. Stress test projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio.

      For stress testing, Chohung Bank assumes unexpected changes in the following four market risk components: foreign exchange rates, stock prices and Won-denominated and foreign currency-denominated interest rates. For the worst case scenario, Chohung Bank assumed instantaneous and simultaneous movements in these four market risk components within the following ranges: (1) depreciation and appreciation of Won against the U.S. dollars by 45% in the direction adverse to Chohung Bank, (2) decline in Korea Stock Exchange Composite Index by 25%, (3) increase in Won-denominated interest rates by 250 basis points, and (4) increase in foreign currency-denominated interest rates by 100 basis points. In the worst case scenario assuming appreciation of Won against the U.S. dollars by 45%, a decline in Korea Stock Exchange Composite Index by 25%, and increases in Won-denominated and foreign currency-denominated interest rates by 250 basis points and 100 basis points, respectively, the changes in market value of Chohung Bank’s trading portfolio was W 705 billion as of December 31, 2003.

      Chohung Bank performs stress testing at least monthly and reports the results to the ALM Committee. Based on these stress testing results, Chohung Bank takes measures to manage the risk exposure, including warnings and contingency plans. In addition, Chohung Bank’s Risk Management Division continuously monitors movements of the market risk components and takes actions to prevent crisis situation when there is an abrupt market movement.

— Hedging and Derivative Market Risk

      The principal objective of Chohung Bank’s hedging strategy is to manage market risk within established limits. Chohung Bank uses derivative instruments to hedge its market risk as well as to generate profits by trading derivative products within pre-approved risk limits. Chohung Bank’s derivative trading includes interest rate and cross-currency swaps, foreign currency forwards and futures, stock index and interest rate futures, and stock index and currency options.

      While Chohung Bank uses derivatives for hedging purposes, derivative transactions themselves incur market risk as Chohung Bank take trading positions and trade them for the purpose of making profits. These activities consist primarily of the following:

•	arbitrage transactions to make profits from short-term discrepancies between the spot and derivative markets or within the derivative markets;

•	sales of tailor-made derivatives products to meet various needs of Chohung Bank’s corporate customers and the related transactions to reduce its exposure resulting from those sales;

•	taking positions in limited cases when Chohung Bank expects short-swing profits based on its market forecasts; and

•	trading to hedge Chohung Bank’s interest rate and foreign currency risk exposure as described above.

      Market risk from derivatives is not significant since Chohung Bank’s derivative positions are primarily driven by arbitrage and customer transactions which result in very limited open trading positions.

Market Risk Management for Non-trading Activities

— Interest Rate Risk

      The principal market risk from non-trading activities of Chohung Bank is interest rate risk. Interest rate risk is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of Chohung Bank. Chohung Bank’s interest rate risk arises primarily due to differences between the timing of rate changes for interest-earning assets, such as loans and investment securities, and interest-bearing liabilities, such as deposits and borrowings.

      Interest rate risk affects Chohung Bank’s earnings and the economic value of Chohung Bank’s net assets:

•	Earnings: interest rate fluctuations have an effect on Chohung Bank’s net interest income by affecting its interest-sensitive operating income and expenses.

•	Economic value of net assets: interest rate fluctuations influence Chohung Bank’s net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of Chohung Bank.

      Accordingly, Chohung Bank measures and manages interest rate risk for non-trading activities by taking into account effects of interest rate changes on both its income and net asset value. Chohung Bank measures and manages interest rate risk on a monthly basis with respect to all interest-earning assets and interest-bearing liabilities in Chohung Bank’s bank accounts (including derivatives denominated in Won) and in the trust accounts. Most of Chohung Bank’s interest-earning assets and interest-bearing liabilities are denominated in Won.

— Interest Rate Risk Management

      The principal objectives of Chohung Bank’s interest rate risk management are to generate stable net interest income and to protect Chohung Bank’s net asset value against interest rate fluctuations. To this end, Chohung Bank’s ALM Committee sets Chohung Bank’s interest rate risk limits at least annually and the Risk Management Division monitors compliance with these limits and reports the monitoring results to the ALM Committee on a monthly basis. Chohung Bank primarily uses interest rate swaps to control its interest rate exposure limits.

      On a monthly basis, Chohung Bank uses various analytical methodologies to measure and manage its interest rate risk for non-trading activities. The principal methodology that Chohung Bank uses for its non-trading interest rate risk is an “earnings at risk” analysis, or “EaR” analysis, which measures changes in Chohung Bank’s annual net interest income at a 99% confidence level based on various interest rate scenarios generated by Monte Carlo simulation.

      Other supplemental analytical methodologies that Chohung Bank uses include the following:

•	Interest Rate Gap Analysis: Interest rate gap analysis measures the difference in the amounts of interest-earning assets and interest-bearing liabilities at each maturity and re-pricing date for a specific time frame.

•	Duration Gap Analysis: Duration gap analysis measures durations of Chohung Bank’s interest-earning assets and interest-bearing liabilities, which are weighted average maturities of these assets and liabilities calculated based on discounted cash flows from these assets and liabilities using yield curves.

•	Market Value Analysis: Market value analysis measures changes in the market value of Chohung Bank’s interest-earning assets and interest-bearing liabilities based on the assumption of parallel shifts in interest rates.

•	Net Interest Income Simulation Analysis: Net interest income simulation analysis uses statistical analysis methodology to measure changes in Chohung Bank’s annual net interest income (interest income less interest expenses) under the current maturity structure, using different scenarios for interest rates (assuming parallel shifts) and funding requirements.

Earnings-at-Risk Analysis

      Chohung Bank measures EaRs for interest rate risk from non-trading activities on a monthly basis. Chohung Bank uses EaR as the principal analytical tool to measure and manage its interest rate risk for non-trading activities.

      Chohung Bank calculates EaRs with respect to Won-denominated and foreign-currency denominated non-trading assets and liabilities in its bank accounts. On a monthly basis, Chohung Bank calculates 500 sets of annual interest income and expense scenarios based on 500 different sets of yield curves generated by a

Monte Carlo simulation. Based on these annual interest and expense scenarios, it then calculates the average and the minimum of the interest income, interest expense and net interest income at a 99% confidence level. EaRs are the differences between these average and minimum values.

      The following table presents the minimum and average values of interest income, interest expense and net interest income, and the EaRs corresponding to them for 2003.

	Simulation Results for 2003

	Minimum(1)		Average		EaR(1)

	(In billions of Won)
Interest income (from interest-earning assets)	W	3,798.9	W	4,018.3	W	219.5
Interest expense (from interest-bearing liabilities)		1,693.7		1,804.4		110.7
Net interest income		2,105.1		2,213.9		108.8

Note:

(1)	At a 99% confidence level.

— Interest Rate Gap Analysis

      Interest rate gap analysis measures the difference in the amounts of interest-earning assets and interest-bearing liabilities at each maturity and re-pricing date by preparing interest rate gap tables in which Chohung Bank’s interest-earning assets and interest-bearing liabilities are allocated to the applicable time buckets based on the expected cash flows and re-pricing dates. On a monthly basis, Chohung Bank performs interest rate gap analysis for Won and foreign currency denominated assets and liabilities in Chohung Bank’s bank and trust accounts. Chohung Bank’s gap analysis includes Won-denominated derivatives (which are interest rate swaps) but excludes foreign currency-denominated derivatives, whose management is centralized at the Treasury Department. Through the interest rate gap analysis that measures interest rate sensitivity gaps, cumulative gaps and gap ratios, Chohung Bank assesses its exposure to future interest risk fluctuations.

      For interest rate gap analysis, Chohung Bank assumes and uses the following maturities for different assets and liabilities:

•	With respect to the maturities and re-pricing dates of Chohung Bank’s assets, Chohung Bank assumes that maturity of Chohung Bank’s prime rate-linked loans are the same as its fixed-rate loans. For debt securities in its trading accounts, Chohung Bank assumes a maturity of three months. Chohung Bank excludes equity securities from interest-earning assets and also excluded assets classified as substandard or below from its interest rate gap analysis.

•	With respect to the maturities and re-pricing of Chohung Bank’s liabilities, Chohung Bank assumes that money market deposit accounts and “non-core” demand deposits have a maturity of 3 months. With respect to “core” demand deposits under the Financial Supervisory Commission guidelines, Chohung Bank assumes a maturity of three years.

      The following tables show Chohung Bank’s interest rate gaps as of December 31, 2003 for (1) Won-denominated non-trading bank accounts, including derivatives and (2) foreign currency-denominated non-trading bank accounts, excluding derivatives.

Won-Denominated Non-Trading Bank Accounts (Including Derivatives):

	As of December 31, 2003

	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total

			(In billions of Won, except percentages)
Interest-earning assets	W	31,282.2	W	3,141.1	W	4,602.6	W	1,002.7	W	4,956.4	W	44,985.0
(Including interest rate swaps)
Interest-bearing liabilities		16,916.6		5,758.7		6,025.7		606.3		12,051.2		41,361.5
(Including interest rate swaps)
Sensitivity gap		14,362.6		(2,617.6)		(1,423.1)		396.4		(7,094.8)		3,623.5
Cumulative gap		14,362.7		11,745.1		10,321.9		10,718.3		3,623.5		—
% of total assets		24.54%		(4.47)%		(2.43)%		0.68%		(12.12)%		6.19%

Foreign Currency-Denominated Non-Trading Bank Accounts (Excluding Derivatives):

	As of December 31, 2003

	0-3 Months	3-6 Months	6-12 Months	1-3 Years	Over 3 Years	Total

		(In millions of US$, except percentages)
Interest-earning assets	$3,663.1	$728.5	$167.0	$9.0	$70.0	$4,637.6
Interest-bearing liabilities	3,951.4	650.6	188.3	4.3	10.6	4,805.2
Sensitivity gap	(288.3)	77.9	(21.4)	4.7	59.4	(167.6)
Cumulative gap	(288.3)	(210.4)	(231.8)	(227.0)	(167.6)	—
% of total assets	(5.44)%	1.74%	(0.40)%	0.09%	1.12%	(3.16)%

— Duration and Market Value Analysis

      Chohung Bank performs a duration gap analysis to measure effects of interest rate risk on the market value of its assets and liabilities. Chohung Bank measures, on a monthly basis and for each operating department, account, product and currency, durations of interest-earning assets and interest-bearing liabilities. Chohung Bank also measures, on a monthly basis, changes in the market value of Chohung Bank’s interest-earning assets and interest-bearing liabilities.

      The following tables show duration gaps and market values of Chohung Bank’s Won-denominated interest-earning assets and interest-bearing liabilities in its non-trading accounts as of December 31, 2003 and changes in these market values when interest rate increases by 100 basis point.

Duration as of
December 31, 2003(1)

(In months)
Interest-earning assets	6.24
Interest-bearing liabilities	9.60
Gap	(2.62)

	Market Value as of December 31, 2003(1)

			100 Basis Point
	Actual		Increase		Changes

	(In billions of Won)
Interest-earning assets	W	42,113.3	W	41,900.2	W	(213.1)
Interest-bearing liabilities		38,855.1		38,551.1		(303.8)
Gap		3,258.2		3,349.9		90.7

Note:

(1)	Includes interest rate swaps.

— Net Interest Income Simulation

      Chohung Bank performs a net interest income simulation to measure effects of interest rate risk on Chohung Bank’s results of operations. Net interest income simulation measures changes in Chohung Bank’s annual net interest income (interest income less interest expenses) under the current maturity structure, using different scenarios for interest rates and funding requirements. Chohung Bank applies three scenarios of parallel shifts in interest rate: (1) no change, (2) a 100 basis point increase in interest rates and (3) a 100 basis point decrease in interest rates. For funding requirement changes, Chohung Bank uses simulated funding requirements based on its funding plans.

      The following table illustrates by way of an example the simulated changes in Chohung Bank’s annual net interest income for 2004 with respect to Won-denominated interest-earning assets and interest-bearing liabilities, using its net interest income simulation model, when Chohung Bank assumes (a) the maturity structure and funding requirement of Chohung Bank as of December 31, 2003 and (b) the same interest rates as of December 31, 2003 and a 100 basis point increase in the interest rates.

	Simulated Net Interest Income for 2004
	(For Nontrading Won-Denominated Bank Accounts)(1)

	Assumed Interest Rates				Change in Net
					Interest Income
			1% Point
	No Change		Increase		Amount		% Change

	(In billions of Won, except percentages)
Simulated interest income	W	3,909.7	W	4,136.8	W	227.1	5.8%
Simulated interest expense		1,750.0		1,908.7		158.7	9.0%
Net interest income		2,159.7		2,228.1		68.4	3.1%

Note:

(1)	Includes interest rate swaps.

      Chohung Bank’s Won-denominated interest earning assets and interest-bearing liabilities in non-trading accounts have a maturity profile that benefits from an increase in interest rates, because the re-pricing periods of the interest-earning assets in Chohung Bank’s non-trading accounts are shorter than those of the interest-bearing liabilities in these accounts. This is primarily due to a continuous decrease in interest rate in the recent years in Korea, which has resulted in a significant increase in floating rate loans, making the maturities or re-pricing periods of Chohung Bank’s loans shorter, while fixed-rate longer-term deposits have increased. As a result, Chohung Bank’s net interest income increases when the interest rates rise.

— Interest Rate VaRs for Non-trading Assets and Liabilities

      Chohung Bank measures VaRs for interest rate risk from non-trading activities on a monthly basis, except for available-for-sale securities for which it measures interest rate risk on a daily basis. The following table shows, as of and for the year ended December 31, 2003, the ten-day VaRs of (1) interest rate risk from Chohung Bank’s available-for-sale investment securities and (2) interest rate mismatch risk for other assets and liabilities, which arises from mismatches in the re-pricing dates of Chohung Bank’s non-trading interest-earning assets and interest-bearing liabilities other than the available-for-sale investment securities. Under the

Financial Supervisory Commission regulations, Chohung Bank includes in the calculation of these VaRs interest-earning assets and interest-bearing liabilities in its bank accounts and its trust accounts.

	Ten-Day VaR for the Year 2003(1)

							As of
	Average		Minimum		Maximum		December 31

			(In billions of Won)
Interest rate — available-for-sale securities	W	52.1	W	27.2	W	98.2	W	51.5
Interest rate mismatch — other assets and liabilities		110.7		43.5		235.0		116.9

Note:

(1)	Ten-day VaR results at a 99% confidence level.

— Equity Risk

      All of Chohung Bank’s equity risk results from listed and unlisted equity securities issued by Korean companies. Chohung Bank measures VaRs the listed equity securities but does not manage most of the related risk using VaR limits, as most of these securities are held for reasons other than normal investment purposes. For unlisted equity securities, Chohung Bank does not measure VaRs. These unlisted securities were equities of its consolidated subsidiary and affiliates and those held as a result of debt-to-equity conversion as a part of reorganization proceedings of companies to which it had extended loans. As of December 31, 2002, Chohung Bank held equity securities in an aggregate amount of W 583.3 billion in its non-trading accounts, including W 183.6 billion of unlisted securities. As of December 31, 2003, it held equity securities in an aggregate amount of W 820 billion in its non-trading accounts, including W 377 billion of unlisted securities.

      As of December 31, 2002, Chohung Bank also held Won-denominated convertible bonds in an aggregate amount of W 135.0 billion (all of which contained conversion rights) and foreign currency-denominated convertible and exchangeable bonds in an aggregate amount of US$12.4 million (all of which did not contain conversion or exchange rights). As of December 31, 2003, it held Won-denominated convertible bonds in an aggregate amount of W 137 billion (all of which contained conversion rights) and foreign currency-denominated convertible and exchangeable bonds in an aggregate amount of US$1.3 million (all of which did not contain conversion or exchange rights). Chohung Bank does not measure equity risk with respect to these convertible and exchangeable bonds and only measures their interest rate risk.

      The following tables show the VaRs of Chohung Bank’s equity risk from non-trading activities as of and for the year ended December 31, 2003.

	Ten-Day VaR for the Year 2003(1)

							As of
	Average		Minimum		Maximum		December 31

			(In billions of Won)
Equities	W	133.6	W	90.4	W	180.3	W	163.2

(1)	Ten-day VaR results at a 99% confidence level.

Liquidity Risk Management

      Liquidity risk is the risk of insolvency, default or loss due to disparity between inflow and outflow of funds, including having to obtain funds at a high price or to dispose of securities at an unfavorable price due to lack of available funds or losing attractive investment opportunities.

      Chohung Bank has the following basic principles for liquidity risk management:

•	maintain an appropriate level of liquidity risk through liquidity risk management based on liquidity gap or debt-to-equity ratio at each maturity date;

•	assess and monitor net cash flows by currency and by maturity and continuously evaluate available sources of funds and the possibility of disposal of any liquid assets;

•	diversify sources and uses of funds by product and by maturity to prevent excessive concentration in certain periods or products; and

•	prepare contingency plans to cope with a potential liquidity crisis.

      Each subsidiary manages liquidity risk in accordance with the risk limits and guidelines established internally as well as those directed by the relevant regulatory authorities. Pursuant to Principal Regulations Applicable to financial holding companies and banks as promulgated by the Financial Supervisory Commission, Chohung Bank is required to keep specific Won and foreign currency liquidity ratios. These ratios require us to keep the ratio of liquid assets to liquid liabilities above certain minimum levels.

      Chohung Bank manages its liquidity risk within the limits set on Won and foreign currency accounts in accordance with the regulations of the Financial Supervisory Commission. The Financial Supervisory Commission requires Korean banks to maintain a Won liquidity ratio of at least 105.0% and a foreign currency liquidity ratio of at least 80%. The Financial Supervisory Commission defines the liquidity ratio as liquid assets (including marketable securities) due within three months divided by liabilities due within three months.

      The Treasury Department is in charge of liquidity risk management with respect to Chohung Bank’s Won and foreign currency funds. The Treasury Department submits Chohung Bank’s monthly funding and asset management plans to the ALM Committee for approval, based on the analysis of various factors, including macroeconomic indices, interest rate and foreign exchange movements and the maturity profile of Chohung Bank’s assets and liabilities. The ALM Division measures Chohung Bank’s liquidity ratio and liquidity gap ratio on a monthly basis and reports whether they are in compliance with the limits to the ALM Committee on a monthly basis.

      The following tables show Chohung Bank’s liquidity status and limits for Won and foreign currency accounts as of December 31, 2003 in accordance with the regulations of the Financial Supervisory Commission.

	As of December 31, 2003

									Over		Substandard
Won-Denominated Accounts:	0-3 Months		3-6 Months		6-12 Months		1-3 Years		3 Years		or Below		Total

	(In billions of Won except percentage)
Assets:	W	19,686.9	W	6,815.4	W	10,595.0	W	6,577.4	W	7,691.1	W	2,104.5	W	53,470.3
Liabilities:		18,101.0		5,216.7		8,727.2		3,795.0		17,630.5		—		53,470.4
For three months or less:
Liquidity gap	W	1,585.9
Liquidity ratio		108.76%
Limit		105.00%

	As of December 31, 2003

Foreign Currencies Denominated	7 Days	7 Days-				Over
Accounts:	or Less	1 Months	3 Months	3-6 Months	6-12 Months	1 Years	Total

	(In billions of US$ except percentage)
Assets:	$1,104.3	$1,995.4	$2,096.2	$1,525.8	$1,392.9	$1,484.9	$9,599.5
Liabilities	1,051.8	1,877.4	2,285.1	1,328.5	1,689.6	1,329.6	9,562.1
For three months or less:
Assets			$5,195.9
Liabilities			5,214.3
Liquidity ratio			99.65%
Limit			80.00%

      Chohung Bank maintains diverse sources of liquidity to facilitate flexibility in meeting its funding requirements. Chohung Bank funds its operations principally through deposits from retail and corporate customers, accessing the call loan market (a short-term market for loans with maturities of less than one month), issuing debentures and borrowings from the Bank of Korea. Chohung Bank uses the funds primarily to extend loans or purchase securities. Generally, deposits are of shorter average maturity than loans or investments.

      In addition to liquidity risk management under the normal market conditions, Chohung Bank has contingency plans to cope with a potential liquidity crisis. A liquidity crisis arises when Chohung Bank would not be able to effectively manage the situations with Chohung Bank’s normal liquidity management measures due to, among other reasons, inability to access its normal sources of funds or epidemic withdrawals of deposits as a result of various external or internal factors, including a collapse in the financial markets or abrupt deterioration of its credit. Chohung Bank has contingency plans corresponding to different stages of liquidity crisis, “cautionary stage”, “near-crisis stage” and “crisis stage”, based on the following liquidity indices:

•	indices that reflect the market movements such as interest rates and stock prices;

•	indices that reflect financial market psychology such as the size of money market funds; and

•	indices that reflect Chohung Bank’s internal financial condition.

Operational Risk Management

      Operational risk is risk that is difficult to quantify and subject to different definitions. The Basle Committee defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from other external events. Similarly, Chohung Bank defines operational risk as the risk related to overall management other than credit risk, market risk, interest rate risk and liquidity risk. Chohung Bank monitors and assesses operational risks related to its business operations, including administrative risk, information technology risk, managerial risk, legal risk and reputation risk.

      To monitor and control operational risk, Chohung Bank maintains a system of comprehensive policies and has put in place a control framework designed to provide a stable and well-managed operational environment throughout the organization. The primary responsibility for ensuring compliance with Chohung Bank’s operational risk procedures remains with its business units and operational teams. In addition, Examination Division, Risk Management Division and Compliance Department also play important roles in reviewing and maintaining the integrity of Chohung Bank’s internal control environment.

      Each operational team checks operational risk based on the checklists established by the Risk Management Committee and reports the results to the Risk Management Division that collects the operational divisions’ results to report to the Risk Management Committee and the ALM Committee.

      The Risk Management Division set operational risk limits for 2004 based on the standardized approach that is specified in the proposed new Basel II Accord and guidelines of the Financial Supervisory Service. The operational risk limits in 2004 are W 405.9 billion.

Proposed Upgrades and Integration of Risk Management

      In response to the proposed “BIS New Basle Accord for Measurement and Management of Operational Risk” and the proposed introduction of this new Basel Accord by the Financial Supervisory Commission into the Korean banking sector, we have established a task force to study, evaluate and develop a new integrated risk management system that is in compliance with the requirements of the new Basel Accord. We expect this project to be implemented in phases beginning with the establishment of an integrated credit risk management model that combines the credit risk management systems of both Shinhan Bank and Chohung Bank. This project will also involve an upgrade of our information technology system, reconfiguration of credit risk approval process and organizational structure as well as improvement of our performance evaluation and human resources management. Upon completion, the newly integrated credit risk management system is expected to satisfy the credit risk requirements of the new Basel Accord, introduce best practices through bench-marking of leading global banks, introduce advanced credit evaluation techniques employed by globally recognized credit rating agencies and reconfigure our credit risk management system to correspond to our customer segments. In addition to the integration and upgrading of our credit risk management system, we also plan to introduce a group-wide operational risk management system and capital adequacy evaluation system, which is designed to further implement the requirements and of the new Basel Accord.

SUPERVISION AND REGULATION

Principal Regulations Applicable To Financial Holding Companies

General

      The Korean financial holding companies and their subsidiaries are regulated by the Financial Holding Company Act (Law No. 6692, April 27, 2002). In addition, Korean financial holding companies and their subsidiaries come under the regulations and supervision of the Financial Supervisory Commission and the Financial Supervisory Service.

      The Financial Supervisory Commission, established on April 1, 1998, exerts direct control over financial holding companies pursuant to the Financial Holding Company Act, including approval for the establishment of financial holding companies, issuing regulations on capital adequacy of financial holding companies and their subsidiaries, and drafting regulations relating to the supervision of financial holding companies.

      The Financial Supervisory Service was established on January 2, 1999, as a unified body of the former Banking Supervisory Authority (the successor to the Office of Bank Supervision, the Securities Supervisory Board, the Insurance Supervisory Board and the Credit Management Fund). The Financial Supervisory Service is subject to the instructions and directives of the Financial Supervisory Commission and carries out supervision and examination of financial holding companies and their subsidiaries. In particular, the Financial Supervisory Service sets requirements regarding financial holding companies’ liquidity and for capital adequacy and establishes reporting requirements within the authority delegated under the Financial Supervisory Commission regulations, pursuant to which financial holding companies are required to submit quarterly reports on business performance, financial status and other matters identified in the Enforcement Decree of the Financial Holding Company Act.

      Under the Financial Holding Company Act, the establishment of a financial holding company must be approved by the Financial Supervisory Commission. A financial holding company is required to be mainly engaged in controlling its subsidiaries by holding the shares or equities of the subsidiaries in the amount of not less than 50% of aggregate amount of such financial holding company’s assets based on the latest balance sheet. A financial holding company is prohibited from engaging in any profit-making businesses other than controlling the management of its subsidiaries and certain ancillary businesses as identified in the Enforcement Decree of the Financial Holding Company Act which include the following businesses:

•	financially supporting its subsidiaries and the subsidiaries of its subsidiaries (the “direct and indirect subsidiaries”);

•	raising capital necessary for the investment in subsidiaries or providing financial support to its direct and indirect subsidiaries;

•	supporting the business of its direct and indirect subsidiaries for the joint development and marketing of new product and the joint utilization of facilities or IT systems; and

•	any other businesses exempted from authorization, permission or approval under the applicable laws and regulations.

      The Financial Holding Company Act requires every financial holding company or its subsidiaries to obtain the prior approval from the Financial Supervisory Commission before acquiring control of another company or to file with the Financial Supervisory Commission a report within thirty (30) days after acquiring such control. Permission to liquidate or to merge with any other company must be obtained in advance from the Financial Supervisory Commission. A financial holding company must report to the Financial Supervisory Commission when there is a change in its officers or largest shareholder, or when it ceases to control any of its direct and indirect subsidiaries by disposing of the shares of such direct and indirect subsidiaries.

Capital Adequacy

      The Financial Holding Company Act does not provide for a minimum paid-in capital of financial holding companies. All financial holding companies, however, are required to maintain a specified level of solvency. In addition, in its allocation of the net profit earned in a fiscal term, a financial holding company is required to set aside in its legal reserve an amount equal to at least 10% of the net income after tax each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital.

      All financial holding companies must meet the minimum Requisite Capital Ratio of 100%, as regulated by the Financial Supervisory Commission.

      “Requisite Capital Ratio” means (1) “Net Total Equity Capital”, as defined below, to (2) “Requisite Capital”, as defined below.

      1. “Net Total Equity Capital” means:

(a) the sum of:

(i) in the case of a financial institution subsidiary (except for a financial holding company’s indirect subsidiary which is consolidated into a direct subsidiary of a financial holding company), that is subject to minimum capital requirements under the Financial Supervisory Commission regulations, the actual equity capital maintained by such financial institution (e.g., in the case of commercial banks and merchant banks, total Tier I and Tier II capital actually maintained by a bank or a merchant bank); and

(ii) in the case of a financial holding company or a financial institution subsidiary (except for a financial holding company’s indirect subsidiary which is consolidated into a direct subsidiary of a financial holding company), that is not subject to minimum capital requirements under the Financial Supervisory Commission regulations, the total stockholders’ equity as recorded on its balance sheet less (x) intangible assets and (y) deferred tax assets, if any.

(b) less the sum of:

(i) the book value of investments among a financial holding company and its direct and indirect subsidiaries, if any; and

(ii) the book value of investments among direct and indirect subsidiaries, if any.

      2. “Requisite Capital” means the sum of:

(a) in the case of a financial institution subsidiary (except for a financial holding company’s indirect subsidiary which is consolidated into a direct subsidiary of a financial holding company), that is subject to minimum capital requirements under the Financial Supervisory Commission regulations, the minimum equity capital amount necessary to meet such requirements (e.g., in the case of commercial banks and merchant banks, the amount of Total Tier I and Tier II capital necessary to meet the 8% minimum capital adequacy ratio requirement);

(b) in the case of a financial institution subsidiary (except for a financial holding company’s indirect subsidiary which is consolidated into a direct subsidiary of a financial holding company), that is not subject to minimum capital requirements under the Financial Supervisory Commission regulations, 8% of its total assets on its balance sheet (including off-balance assets, if any); and

(c) in the case of a financial holding company, 8% of its total assets on its balance sheet (including off-balance assets, if any, but excluding the book value of investments in and financial supports to its direct and indirect subsidiaries, if any).

Liquidity

      All financial holding companies are required to match the maturities of their assets and liabilities in accordance with the Financial Holding Company Act in order to ensure liquidity. Financial holding companies are required to make quarterly reports regarding their liquidity to the Financial Supervisory Service and must:

•	maintain a Won liquidity ratio (defined as Won assets due within three months, including marketable securities, divided by Won liabilities due within three months) of not less than 100%;

•	maintain a foreign currency liquidity ratio (defined as foreign currency liquid assets due within three months divided by foreign currency liabilities due within three months) of not less than 80%;

•	maintain a ratio of foreign currency liquid assets due within seven days less foreign currency liabilities due within seven days divided by total foreign currency assets of not less than 0%; and

•	maintain a ratio of foreign currency liquid assets due within a month less foreign currency liabilities due within a month divided by total foreign currency assets of not less than negative 10%.

      A financial holding company may not invest in securities as defined in the Securities and Exchange Act (other than those securities issued by its direct and indirect subsidiaries) in excess of the amount of its shareholders’ equity less the total amount of investment in subsidiaries, subject to certain exceptions.

Financial Exposure to Any Individual Customer and Major Shareholder

      Subject to certain exceptions, the total sum of credit (as defined in the Financial Holding Company Act, the Bank Act, the Merchant Bank Act and the Securities and Exchange Act, respectively) of the financial holding company and its direct and indirect subsidiaries which are banks, merchant banks or securities companies (“Financial Holding Company Total Credit”) to a single group of companies that belong to the same conglomerate as defined in the Monopoly Regulations and Fair Trade Act will not be permitted to exceed 25% of the Net Total Equity Capital.

      “Net Total Equity Capital” for the purpose of the calculation of financial exposure to any individual customers and Major Shareholder is defined under the Enforcement Decree of the Financial Holding Company Act as

      (a) the sum of:

(i) in case of a financial holding company, the net asset which is total assets less total liabilities on balance sheet as of the end of the most recent quarter;

(ii) in case of a bank, the capital amount as defined in article 2(1), item 5 of the Bank Act;

(iii) in case of a merchant bank, the capital amount as defined in article 2, item 3 of the Merchant Bank Act; and

(iv) in case of a securities company, the total asset amount less the total liability amount in the balance sheet as of the end of the recent financial year and adjusted as determined by the Financial Supervisory Commission, such as the amount of increase or decrease of paid-in capital after the end of the recent financial year;

      (b) less the sum of:

(i) the amount of shares of direct and indirect subsidiaries held by the financial holding company;

(ii) the amount of shares which are cross-held by each direct and indirect subsidiary that is a bank, merchant bank or securities company; and

(iii) the amount of shares of a financial holding company held by such direct and indirect subsidiaries which are banks, merchant banks or securities companies.

      The Financial Holding Company Total Credit to a single individual or judicial person will not be permitted to exceed 20% of the Net Total Equity Capital. In addition, the Financial Holding Company Total

Credit to a shareholder holding (together with the persons who have special relationship with such shareholder (as defined under the Enforcement Decree of the Financial Holding Company Act)) in aggregate more than 10% of the total issued and outstanding shares of the financial holding company will not be permitted to exceed the smaller of (x) 25% of the Net Total Equity Capital and (y) the amount of the equity capital of the financial holding company multiplied by the shareholding ratio of such shareholder (together with the persons who have special relationship with such shareholder).

      Furthermore, the total sum of credits (as defined under the Financial Holding Company Act, the Bank Act, the Merchant Bank Act and the Korean Securities and Exchange Act, respectively) of a financial holding company controlling banks and its direct and indirect subsidiaries that are banks, merchant banks or securities companies as applicable (“Bank Holding Company Total Credit”) extended to a “Major Shareholder” (together with the persons who have special relationship with such Major Shareholder) (as defined below) will not be permitted to exceed the smaller of (x) 25% of the Net Total Equity Capital and (y) the amount of the equity capital of the financial holding company multiplied by the shareholding ratio of such Major Shareholder, except for certain cases.

      “Major Shareholder” is defined under the Financial Holding Company Act as follows:

(a) a shareholder holding (together with persons who have a special relationship with such shareholder as defined in the Presidential Decree of the Financial Holding Company Act) in excess of 10% (or in the case of a financial holding company controlling regional banks only, 15%) in the aggregate of the financial holding company’s total issued voting shares; or

(b) a shareholder holding (together with persons who have a special relationship with such shareholder as defined in the Presidential Decree of the Financial Holding Company Act) more than 4% in the aggregate of the total issued voting shares of the financial holding company controlling nationwide banks (excluding a financial holding company controlling regional banks only), excluding shares related to the shareholding restrictions on non-financial business group companies as described below, where such shareholder is the largest shareholder or has actual control over the major business affairs of the financial holding company through, for example, appointment and dismissal of the officers pursuant to the Presidential Decree of the Financial Holding Company Act.

      In addition, the total sum of the Bank Holding Company Total Credit granted to all of a financial holding company’s Major Shareholder must not exceed 25% of the Net Total Equity Capital. Furthermore, the financial holding company and its direct and indirect subsidiaries that intend to extend the Bank Holding Company Total Credit to the financial holding company’s Major Shareholder not less than the lesser of (i) the amount equivalent to 0.1% of the Net Total Equity Capital or (ii) W 5 billion, with respect to a single transaction, must obtain prior unanimous board resolutions and then immediately after the completion of credits, must file a report to the Financial Supervisory Commission and disclose the filing of such report (e.g., via the internet).

Restrictions on Transactions Among Direct and Indirect Subsidiaries and Financial Holding Company

      Generally, a direct or indirect subsidiary of a financial holding company may not extend credit to the financial holding company which directly or indirectly controls such subsidiary. In addition, a direct and indirect subsidiary of a financial holding company may not extend credit to the other single direct or indirect subsidiary of the financial holding company in excess of 10% of its shareholders’ equity and to the other direct and indirect subsidiaries of the financial holding company in excess of 20% of its shareholders’ equity in the aggregate. The direct or indirect subsidiaries of a financial holding company must obtain appropriate collaterals for the credits extended to the other direct and indirect subsidiaries unless otherwise approved by the Financial Supervisory Commission.

      Subject to certain exceptions, a direct or indirect subsidiary of a financial holding company is prohibited from owning the shares of any other direct or indirect subsidiaries (other than those directly controlled by the direct and indirect subsidiaries in question) in common control by the financial holding company. A direct or indirect subsidiary of a financial holding company is also generally prohibited from owning the shares of the financial holding company controlling the direct or indirect subsidiary in question. The transfer of certain assets subject to or below the precautionary criteria between the financial holding company and its direct or indirect subsidiary or between the direct and indirect subsidiaries of a financial holding company is prohibited except for (i) the transfer to an asset-backed securitization company (an SPV), or the entrustment with a trust company, under the Asset-Backed Securitization Act, (ii) the transfer to a mortgage-backed securitization company under the Mortgage-Backed Securitization Company Act or (iii) the transfer or in-kind contribution to a corporate restructuring vehicle under the Corporate Restructuring Investment Company Act.

Disclosure of Management Performance

      For the purpose of protecting the depositors and investors in the subsidiaries of the financial holding companies, the Financial Supervisory Commission requires financial holding companies to disclose certain material matters including (i) financial condition and profit and loss of the financial holding company and its direct and indirect subsidiaries, (ii) raising capital by the financial holding company and its direct and indirect subsidiaries and the appropriation of such capital, (iii) any sanctions levied on the financial holding company and its direct and indirect subsidiaries under the Financial Holding Company Act or any corrective measures or sanctions under the Law on Improvement of Structure of Financial Industry or (iv) occurrence of any non-performing assets or financial incident which may have a material adverse effect.

Restrictions on Shareholdings in Other Companies

      Subject to certain exceptions, a financial holding company may not own more than 5% of the total issued and outstanding shares of another company (other than its direct and indirect subsidiaries). If the financial holding company owns shares of another company (other than its direct and indirect subsidiaries) which is not a finance-related company, the financial holding company is required to exercise its voting rights in the same manner and same proportion as the other shareholders of the company exercise their voting rights in favor of or against any resolutions under consideration before the shareholders’ meeting of the company.

      Generally, a financial holding company is not allowed to own its subsidiary’s outstanding shares in excess of its net assets (total assets minus total liabilities), except, among other reasons, (i) where the financial holding company invests in its subsidiary up to 130% of its net assets (total assets minus total liabilities) for the purpose of the improvement of the financial condition of a subsidiary which is classified as an unsound financial institution under the Law on the Improvement of Structure of Financial Industry or as an unsound or potentially unsound financial institution under the Depositor Protection Act, (ii) where the financial holding company invests in a company controlled by the indirect subsidiaries up to 130% of its net assets (total assets minus total liabilities) in order to make the company as a subsidiary of the financial holding company, (iii) where the financial holding company has already been holding the outstanding shares of its subsidiary not more than 130% of its net assets (total assets minus total liabilities) at the time when it becomes a financial holding company, (iv) where in order to make its subsidiary as a 100% owned subsidiary or a special purpose vehicle under the Asset Backed Securitization Act as its subsidiary, the financial holding company invests in such company up to 130% of its net assets, (v) where as the amount of investments in the subsidiaries increases, the financial holding company’s net assets increase so that the ratio of the total amount of investments in subsidiaries divided by the financial holding company’s net assets do not increase, or (vi) where the total investment amount in its subsidiaries exceeds its net assets due to (a) a reduction of the financial holding company’s net assets, (b) a spin-off, merger or transfer of its whole business of a financial holding company, (c) a spin-off, merger or transfer of their whole business of its direct or indirect subsidiaries, or (d) a foreclosure of collaterals or receipts under accord and satisfaction. The financial holding company, however, must reduce the ownership of excessive shares within two years in case of (i) through (v) and within six months in case of (vi), unless otherwise extended by the Financial Supervisory Commission.

Restrictions on Shareholdings by Direct and Indirect Subsidiaries

      In principal, a direct subsidiary of a financial holding company is prohibited from controlling any other company; provided that a direct subsidiary of a financial holding company may control (as an indirect subsidiary of the financial holding company): (i) subsidiaries in foreign jurisdiction which are engaged in the same business as the direct subsidiary, (ii) certain financial institutions which are engaged in the business that the direct subsidiary may conduct without any licenses or permits, (iii) certain financial institutions whose business is related to the business of the direct subsidiary as described by the Enforcement Decree of the Financial Holding Company Act (e.g., the companies which a bank subsidiary may control are limited to credit information companies, credit card companies, trust business companies, securities investment management companies, investment advisory companies, futures business companies, and asset management companies), (iv) certain financial institutions whose business is related to financial business as prescribed by the regulations of the Ministry of Finance and Economy and (v) certain companies which are not financial institutions but whose business is related to the financial business of the financial holding company as prescribed by the Enforcement Decree of the Financial Holding Company Act (e.g. finance-related research company, finance-related IT company, etc.). Acquisition by the direct subsidiaries of such indirect subsidiaries requires prior permission from the Financial Supervisory Commission or report to be submitted to the Financial Supervisory Commission, depending on the types of the indirect subsidiaries and the amount of total assets of the indirect subsidiaries.

      The indirect subsidiary of a financial holding company is prohibited from controlling any other company, provided, however, that in the case where a company held control over another control at the time such company initially became an indirect subsidiary of a financial holding company, such indirect subsidiary shall be required to dispose of its interest in such other company within two (2) years after becoming an indirect subsidiary of a financial holding company.

Restrictions on Transactions between a Financial Holding Company and its Major Shareholder

      A financial holding company which controls banks and its direct and indirect subsidiaries is prohibited from acquiring (including acquisition by a trust account of its subsidiary bank) shares issued by such financial holding company’s Major Shareholder in excess of 1% of the Net Total Equity Capital as used in the calculation of financial exposure to Major Shareholder. In addition, the financial holding company and its direct and indirect subsidiaries which intends to acquire shares issued by such Major Shareholder not less than the lesser of (i) the amount equivalent to 0.1% of the Equity Capital or (ii) W 5 billion, with respect to a single transaction, must obtain prior unanimous board resolutions and then, immediately after the acquisition, must file a report to the Financial Supervisory Commission and disclose the filing of such report (e.g., via the internet).

Restriction on Financial Holding Company Ownership

      Under the Financial Holding Company Act, subject to certain exceptions, a financial institution may not control any financial holding company. In addition, any single shareholder and persons who stand in a special relations with such shareholder (as described in the Presidential Decree to the Financial Holding Company Act) may acquire beneficial ownership of up to 10% of the total issued and outstanding shares with voting rights of a financial holding company controlling nationwide banks and 15% of the total issued and outstanding shares with voting rights of a financial holding company controlling regional banks only. The Government and the Korea Deposit Insurance Corporation are not subject to such ceiling.

      However, “non-financial business group companies” (as defined below) may not acquire beneficial ownership of shares of a financial holding company which controls nationwide banks in excess of 4% of such financial holding company’s outstanding voting shares, provided that such non-financial business group companies may acquire beneficial ownership of up to 10% of such financial holding company’s outstanding voting shares with the approval of the Financial Supervisory Commission under the condition that such non-financial business group companies will not exercise voting rights in respect of such shares in excess of the 4% limit. In addition, any person (whether a Korean national or a foreigner), with the exception of non-financial business group companies described above, may also acquire in excess of 10% of total voting shares issued and outstanding of a financial holding company which controls nationwide bank, provided that an approval from the Financial Supervisory Commission is obtained in instances where the total holding exceeds 10% (or 15% in the case of a financial holding company controlling regional banks only), 25% or 33% of the total voting shares issued and outstanding of such financial holding company which controls nationwide banks. Also, in the event a person (whether a Korean national or a foreigner, but excluding persons stipulated in the Presidential Decree to the Financial Holding Company Act) (i) acquires in excess of 4% of the total voting shares issued and outstanding of any financial holding company (other than a financial holding company controlling regional banks only), (ii) becomes the largest shareholder of such financial holding company in which such person acquired in excess of 4% of the total voting shares issued and outstanding, or (iii) has its shareholding in such financial holding company, in which it had acquired in excess of 4% of the total voting shares issued and outstanding shares, changed by not less than 1% of the total voting share issued and outstanding of such financial holding company, a report as prescribed by the Presidential Decree to the Financial Holding Company Act shall need to be filed with the Financial Supervisory Commission.

      “Non-financial business group companies” are defined under the Financial Holding Company Act as the companies, which include:

(i) any same shareholder group with aggregate net assets of all non-financial business companies belonging to such group of not less than 25% of the aggregate net assets of all members of such group;

(ii) any same shareholder group with aggregate assets of all non-financial business companies belonging to such group of not less than W 2 trillion; or

(iii) any mutual fund in which a same shareholder group identified in (1) or (2) above owns more than 4% of the total shares issued and outstanding of such mutual fund.

Principal Regulations Applicable to Banks

General

      The banking system in Korea is governed by the Bank Act of 1950, as amended (the “Bank Act”) and the Bank of Korea Act of 1950, as amended (the “Bank of Korea Act”). In addition, Korean banks come under the regulations and supervision of the Bank of Korea, the Bank of Korea’s Monetary Policy Committee, the Financial Supervisory Commission and its executive body, the Financial Supervisory Service.

      The Bank of Korea, established in June 1950 under the Bank of Korea Act, performs the customary functions of a central bank. It seeks to contribute to the sound development of the national economy by price stabilization through establishing and implementing efficient monetary and credit policies. The Bank of Korea acts under instructions of the Monetary Policy Committee, the supreme policy-making body of the Bank of Korea.

      Under the Bank of Korea Act, the Monetary Policy Committee’s primary responsibilities are to formulate monetary and credit policies and to determine the operations, management and administration of the Bank of Korea. The Financial Supervisory Commission, established on April 1, 1998, exerts direct control over commercial banks pursuant to the Bank Act, including establishing guidelines on capital adequacy of commercial banks, and prepares regulations relating to supervision of banks. Furthermore, pursuant to the Amendment to the Government Organization Act and the Bank Act on May 24, 1999, the Financial Supervisory Commission, instead of the Ministry of Finance and Economy, now regulates market entry into the banking business.

      The Financial Supervisory Service is subject to the instructions and directives of the Financial Supervisory Commission and carries out supervision and examination of commercial banks. In particular, the Financial Supervisory Service sets requirements both for prudent control of liquidity and for capital adequacy and establishes reporting requirements within the authority delegated to it under the Financial Supervisory Commission regulations, pursuant to which banks are required to submit annual reports on financial performance and shareholdings, regular reports on management strategy and non-performing loans, including write-offs, and management of problem companies and plans for the settlement of bad loans.

      Under the Bank Act, permission to commence a commercial banking business or a long-term financing business must be obtained from the Financial Supervisory Commission. Commercial banking business is defined as the lending of funds acquired predominantly from the acceptance of deposits for a period not exceeding one year or subject to the limitation established by the Financial Supervisory Commission, for a period between one year and three years. Long-term financing business is defined as the lending, for periods in excess of one year, of funds acquired predominantly from paid-in capital, reserves or other retained earnings, the acceptance of deposits with maturities of at least one year, or the issuance of bonds or other securities. A bank wishing to enter into any business other than commercial banking and long-term financing businesses, such as the trust business, must obtain permission from the Financial Supervisory Commission. Permission to merge with any other banking institution, to liquidate, to close a banking business or to transfer all or a part of a business must also be obtained from the Financial Supervisory Commission.

      If the Korean government deems a bank’s financial condition to be unsound or if a bank fails to meet the applicable capital adequacy ratio set forth under Korean law, the government may order:

•	capital increases or reductions;

•	stock cancellations or consolidations;

•	transfers of business;

•	sales of assets;

•	closures of branch offices;

•	mergers with other financial institutions;

•	suspensions of a part or all of business operation; or

•	assignments of contractual rights and obligations relating to financial transactions.

Capital Adequacy

      The Bank Act provides for a minimum paid-in capital of W 100 billion in the case of nationwide banks, such as Shinhan Bank and Chohung Bank, and W 25 billion in the case of regional banks such as our Jeju Bank.

      In addition to minimum capital requirements, all banks including foreign bank branches in Korea are required to maintain a prescribed solvency position. Until March 31, 1999, a bank’s outstanding liabilities arising from guarantees and other contingent liabilities (except those specifically excluded under the Bank Act) were not permitted to exceed 20 times its equity capital amount. However, beginning on April 1, 1999, such limitation on guarantees and contingent liabilities was eliminated and, for regulatory purposes, guarantees provided by banks are counted as an extension of credit and will be regulated accordingly. See “— Financial Exposure to Any Individual Customer and Major Shareholders” below. Also, in its allocation of the net profit earned in a fiscal term, a bank is required to credit at least 10% of such profit to a legal reserve each time it pays dividends on net profits earned until such time when the reserve equals the amount of its total paid-in capital.

      Under the Bank Act, the capital of a bank is divided into two categories pursuant to Bank for International Settlements standards, which were originally envisaged by the Basel Committee. Tier I capital (core capital) consists of stockholders’ equity, capital surplus, retained earnings, equity representing new types of equity securities deemed to be functionally equivalent to capital which are designated by the Financial Supervisory Commission and unissued stock dividends. Tier II capital (supplementary capital) consists of revaluation reserves, gain on valuation of investment in securities, allowance for bad debts set aside for loans classified as “normal” or “precautionary”, perpetual subordinated debt, cumulative preferred shares, redeemable preferred shares (with a right to redeem after the fifth anniversary of the date of issuance)and certain other subordinated debt.

      All banks must meet standards regarding minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with the Financial Supervisory Commission requirements that have been formulated based on Bank for International Settlements (“BIS”) Standards. These standards were adopted by the Monetary Board and the Office of Bank Supervision (the predecessor of the Financial Supervisory Service) and became effective in 1993. Under these regulations, all domestic banks and foreign bank branches were required to satisfy at least 8% as of the end of 1995, and thereafter, in accordance with the standards regarding minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets.

      The Financial Supervisory Commission amended the Regulation on the Supervision of the Banking Business in November 2002 to include a more conservative risk-weighting system on certain newly extended mortgage and home equity loans. As a result, for mortgage and home equity loans extended after November 13, 2002, Korean banks are required to calculate a risk-weight of 60% on certain mortgage and home equity loans if either of the following two conditions are satisfied, and a risk-weight of 70% if both of the following two conditions are satisfied: (1) if the mortgage and home equity loans are overdue for at least 30 consecutive days as of the date of calculating the bank’s BIS capital adequacy ratio, or the total number of overdue days for the past one year from the date of calculating the bank’s BIS capital adequacy ratio is at least 30 days; and (2) the borrower’s debt ratio (i.e., total borrowed amount, including the borrowed amount provided by other financial institutions, of the borrower against the borrower’s annual income) exceeds 250%. For all other home mortgages, a 50% risk-weight is applicable.

      Under Korean GAAP, pursuant to the loan loss allowance guidelines established by the Financial Supervisory Commission, banks are generally required to maintain allowances for outstanding loans and other credits (including confirmed guarantees and acceptances and trust account loans) in an aggregate amount covering not less than 0.5% of normal credits (excluding confirmed guarantees and acceptances), 2% of precautionary credits (excluding confirmed guarantees and acceptances), 20% of substandard credits, 50% of doubtful credits and 100% of estimated loss credits.

      In April 2002, the Financial Supervisory Service issued guidelines pursuant to which the minimum ratio of allowances for outstanding loans by banks to individuals and households was increased to 0.75% of normal credits, 5% of precautionary credits and 55% of doubtful credits, and the minimum ratio of allowances for in respect of their outstanding credit card receivables and credit card loans was increased to 1% of normal credits, 7% of precautionary credits and 60% of doubtful credits. In addition, in October 2002, the Financial Supervisory Service issued new guidelines pursuant to which the minimum ratio of allowance for their outstanding loans to individuals and households was increased to 8% of credits classified as precautionary and the minimum ratio of allowance for their outstanding credit card receivables and credit card loans was increased to 12% of credits classified as precautionary. These guidelines were reflected in the Regulation on Supervision of Banking Business prescribed by the Financial Service Commission in November 2002.

      The Bank for International Settlements adopted changes to its capital adequacy standards to take into account market risk from equity securities, foreign exchange and derivative instruments held by banks. These changes have become applicable to most Korean banks commencing in 2002. Before 2002, all assets received risk weighting according to the risk weights applicable to the type of assets. For example, assets relating to government received a risk weight of 0%, assets relating to securities companies and banks received a 20% risk weight and assets relating to general corporate received a risk weight of 100%. Starting from 2002, risk weights for assets that are subject to market risks, such as trading securities, foreign exchange and interest rate, are calculated in accordance with a formula based on market risk.

Liquidity

      All banks are required to match the maturities of their assets and liabilities in accordance with the Bank Act in order to ensure adequate liquidity. Banks may not invest in excess of an amount exceeding 60% of their Tier I and Tier II capital (less any capital deductions) in stocks and other securities with a remaining to maturity of over three years. However, this stipulation does not apply to government bonds or to Monetary Stabilization Bonds issued by the Bank of Korea.

      In 1999, the Financial Supervisory Commission adopted a new requirement to ascertain a bank’s liquidity. Starting from January 1, 1999, the Financial Supervisory Commission requires each Korean bank to maintain a Won liquidity ratio (defined as Won assets due within three months, including marketable securities, divided by Won liabilities due within three months) of not less than 100% and to make quarterly reports to the Financial Supervisory Service. The Financial Supervisory Commission also requires each

Korean bank to (1) maintain a foreign currency liquidity ratio (defined as foreign currency liquid assets due within three months divided by foreign-currency liabilities due within three months) of not less than 80%, (2) maintain a ratio of foreign currency liquid assets due within seven days less foreign currency liabilities due within seven days, divided by total foreign-currency assets of not less than 0% and (3) maintain a ratio of foreign currency liquid assets due within a month less foreign currency liabilities due within a month, divided by total foreign-currency assets, of not less than negative 10%. The Financial Supervisory Commission also requires each Korean bank to submit monthly reports with respect to maintenance of these ratios.

      The Monetary Policy Committee is empowered to fix and alter minimum reserve requirements that banks must maintain against their deposit liabilities. The current minimum reserve ratio is 5.0% of average balances for Won currency demand deposits outstanding, 1.0% of average balances for Won currency employee asset establishment savings deposits, employee long-term savings deposits, employee house purchase savings deposits, long-term house purchase savings deposits, household long-term savings deposits and employee preferential savings deposits outstanding and 2.0% of average balances for Won currency time and savings deposits, mutual installments, housing installments and certificates of deposit outstanding. For foreign currency deposit liabilities, a 2.0% minimum reserve ratio is applied to savings deposits outstanding and a 5% minimum reserve ratio is applied to demand deposits, while a 1.0% minimum reserve ratio is applied for offshore accounts, immigrant accounts and resident accounts opened by foreign exchange banks.

Financial Exposure to Any Individual Customer and Major Shareholders

      Under the Bank Act, the sum of large exposures by a bank, that is, the total sum of its credits to single individuals, juridical persons or business groups that exceed 10% of the sum of Tier I and Tier II capital (less any capital deductions), must not exceed five times the sum of Tier I and Tier II capital (less any capital deductions), subject to certain exceptions. Beginning on January 1, 2000, subject to certain exceptions, no bank is permitted to extend credit (including loans, guarantees, purchases of securities (only in the nature of a credit) and such other transactions which directly or indirectly create credit risk) in excess of 20% of the sum of Tier I and Tier II capital (less any capital deductions) to a single individual or juridical person, and no bank may grant credit in excess of 25% of the sum of Tier I and Tier II capital (less any capital deductions) to a single group of companies that belong to the same conglomerate as defined in the Monopoly Regulations and Fair Trade Act.

      Pursuant to an amendment to the Bank Act, which became effective on July 28, 2002, the restrictions on extending credits to a major shareholder have been amended. The definition of a “major shareholder” is as follows:

•	a shareholder holding (together with persons who have a special relationship with such shareholder as defined in the Enforcement Decree of the Bank Act) in excess of 10% (or in the case of regional banks, 15%) in the aggregate of the bank’s total issued voting shares; or

•	a shareholder holding (together with persons who have a special relationship with such shareholder as defined in the Enforcement Decree of the Bank Act) more than 4% in the aggregate of the bank’s (excluding regional banks) total issued voting shares (excluding shares relating to the shareholding restrictions on non-financial group companies, which include:

•	any same shareholder group with the aggregate net assets of all non-financial companies belonging to such group of not less than 25% of the aggregate net assets of all members that are company of such group;

•	any same shareholder group with aggregate assets of all non-financial companies belonging to such group of not less than W 2 trillion; or

•	any mutual fund in which a same shareholder group identified in (1) or (2) above, owns more than 4% of the total shares issued and outstanding),

where such shareholder is the largest shareholder or is able to actually control the major business affairs of the bank, for example, through appointment and dismissal of the chief executive officer or of the majority of the executives.

      According to such amendment, banks are prohibited from extending credits in the amount greater than the lesser of (1) 25% of the sum of such bank’s Tier I and Tier II capital (less any capital deductions) or (2) the relevant major shareholder’s shareholding ratio multiplied by the sum of the bank’s Tier I and Tier II capital (less any capital deductions) to a major shareholder (together with persons who have special relationship with such major shareholder as defined in the Enforcement Decree of the Bank Act). Also, no bank is allowed to grant credit to all of its major shareholders in excess of 25% of its Tier I and Tier II capital (less any capital deductions).

Interest Rates

      Korean banks remain dependent on the acceptance of deposits as their primary source of funds. There are no legal controls on interest rates on loans in Korea. Historically, interest rates on deposits and lending rates were regulated by the Monetary Board of the Bank of Korea. Under the government’s Financial Reform Plan issued in May 1993, controls on deposit interest rates in Korea have been gradually reduced. In February 2004, the Korean government removed restrictions on all interest rates, except for the prohibition on interest payments on current account deposits. Deregulation of interest rates on deposits has increased competition for deposits based on interest rates offered and therefore may increase our banking operation’s interest expense.

Lending to Small- and Medium-Sized Enterprises

      In order to obtain funding from the Bank of Korea at concessionary rates for their small- and medium-sized enterprise loans, banks are required to extend to small- and medium-sized enterprises a certain, minimum percentage of any monthly increase in their Won currency lending. Currently, this minimum percentage is 45% in the case of nationwide banks and 60% in the case of regional banks. If a bank does not comply with the foregoing, all or a portion of the Bank of Korea funds provided to such bank in support of loans to small-and medium-sized enterprises may have to be prepaid to the Bank of Korea or the credit limit from the Bank of Korea for such bank may be decreased.

Disclosure of Management Performance

      For the purpose of reinforcing mandatory disclosure of management performance so that the general public, especially depositors and stockholders, will be in a better position to monitor banks, the Financial Supervisory Commission requires commercial banks to disclose certain matters as follows:

•	loans bearing no profit made to a single business group in an amount exceeding 10% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month (where the loan exposure to such borrower is calculated as the sum of substandard credits, doubtful credits and estimated loss credits) except where the loan exposure to a single business group is not more than W 4 billion;

•	any financial incident involving embezzlement, malfeasance or misappropriation of funds the amount of which exceeds 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) occurs, unless the bank has lost or expects to lose not more than 1 billion as a result thereof, or the Governor of the Financial Supervisory Service has made a public announcement regarding such an occurrence; and

•	any loss due to court judgments or similar decisions in civil proceedings in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month except where the loss is not more than 1 billion.

Restrictions on Lending

      According to the Bank Act, commercial banks are prohibited from making any of the following categories of loans:

•	loans made for the purpose of speculation in commodities or securities;

•	loans made directly or indirectly on the pledge of a bank’s own shares, or on the pledge of shares in excess of 20% of the issued and outstanding shares of any other corporation (subject to certain exceptions with respect to financing for infrastructure projects);

•	loans made directly or indirectly to enable a natural or juridical person to buy the bank’s own shares;

•	loans made directly or indirectly to finance political campaigns and other activities;

•	loans made to any of the bank’s officers or employees other than petty loans of up to (1) W 20 million in the case of a general loan, (2) W 50 million in the case of a general loan plus a housing loan, or (3) W 60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions;

•	credit (including loans) provided on the pledge of shares of a subsidiary corporation of the bank or to enable a natural or juridical person to buy shares of a subsidiary corporation of the bank; and

•	loans made to any officers or employees of a subsidiary corporation of the bank other than petty loans of up to W 20 million in the case of a general loan or W 50 million in the aggregate in the case of general and housing loans.

Restrictions on Investments in Property

      A bank may possess real estate property only to the extent necessary for the conduct of its business; provided that the aggregate value of such real estate property must not exceed 60% of the sum of its Tier I and Tier II capital (less any capital deductions). Any property acquired by a bank (1) through the exercise of its rights as a secured party or (2) the acquisition of which is prohibited by the Bank Act must be disposed of within one year, subject to certain exceptions.

Restrictions on Shareholdings in Other Companies

      Under the Bank Act, a bank may not own more than 15% of shares outstanding with voting rights of another company, except where, among other reasons:

•	the company issuing such shares is engaged in category of financial businesses set forth by the Financial Supervisory Commission; or

•	the acquisition of shares by the bank is necessary for the corporate restructuring of the issuer and is approved by the Financial Supervisory Commission.

      In the above exceptional cases, a bank must satisfy either of the following requirements:

•	the total investment in companies in which the bank owns more than 15% of the outstanding shares with voting rights does not exceed 15% of the sum of Tier I and Tier II capital (less any capital deductions); or

•	the acquisition satisfies the requirements determined by the Financial Supervisory Commission.

      According to an amendment to the Bank Act, which became effective on July 28, 2002, a bank using its bank accounts and its trust accounts is not permitted to acquire the shares issued by the Major Shareholder of such bank in excess of an amount equal to 1% of the sum of Tier I and Tier II capital (less any capital deductions).

Restrictions on Bank Ownership

      Under an amendment to the Bank Act, which became effective on July 28, 2002, subject to certain exceptions, a single shareholder and persons who stand in a special relationship with such shareholder (as described in the Enforcement Decree to the Bank Act) may acquire beneficial ownership of up to 10% of a nationwide bank’s total issued and outstanding shares with voting rights and up to 15% of a regional bank’s total issued and outstanding shares with voting rights. The government, the Korea Deposit Insurance Corporation and financial holding companies qualifying under the Financial Holding Company Act are not subject to such ceilings. However, non-financial business group companies (i.e., (1) any same shareholder group with an aggregate net assets of all non-financial companies belonging to such group of not less than 25% of the aggregate net assets of all members that are corporations of such group, (2) any group with aggregate assets of all non-financial companies belonging to such group of not less than W 2 trillion or (3) any mutual fund in which a same shareholder group, as described in items (1) and (2) above, owns more than 4% of the total shares issued and outstanding) may not acquire beneficial ownership of shares of a nationwide bank in excess of 4% of such bank’s outstanding voting shares, provided that such non-financial business group companies may acquire beneficial ownership of:

•	up to 10% of a nationwide bank’s outstanding voting shares with the approval of the Financial Supervisory Commission under the condition that such non-financial group companies will not exercise voting rights in respect of such shares in excess of the 4% limit; and

•	in the event that a foreigner, as defined in the Foreign Investment Promotion Act, owns in excess of 4% of a nationwide bank’s outstanding voting shares, up to 10% of such bank’s outstanding voting shares without the approval of the Financial Supervisory Commission, and in excess of 10%, 25% or 33% of such bank’s outstanding voting shares, with the approval of the Financial Supervisory Commission, up to the number of shares owned by such foreigner.

      In addition, any person (whether a Korean national or a foreigner), with the exception of non-financial business group companies described above, may also acquire in excess of 10% of a nationwide bank’s total voting shares issued and outstanding, provided that an approval from the Financial Supervisory Commission is obtained in instances where the total holding exceeds 10% (or 15% in the case of regional banks), 25% or 33% of the bank’s total voting shares issued and outstanding.

Deposit Insurance System

      The Depositor Protection Act provides, through a deposit insurance system, insurance for certain deposits of banks in Korea. Under the Depositor Protection Act, all banks governed by the Bank Act, including Shinhan Bank, Chohung Bank and Jeju Bank, are required to pay to the Korea Deposit Insurance Corporation an insurance premium on a quarterly basis at such rate as determined by the Presidential Decree to the Depositor Protection Act, which shall not exceed 0.5% of the bank’s insurable deposits in any given year. The current insurance premium is 0.025% of insurable deposits for each quarter. If the Korea Deposit Insurance Corporation pays the insured amount, it will acquire the claims of the depositors within the payment amount. Under current rules, the Korea Deposit Insurance Corporation insures only up to a total of W 50 million for deposits and interest, regardless of when the deposits were made and the size of the deposits. However, the maximum limit of W 50 million is not applicable to interest-free settlement accounts (for example, a checking account) during the period from January 1, 2001 to December 31, 2003.

Restrictions on Foreign Exchange Position

      Under the Korean Foreign Exchange Transaction Regulations, a bank’s net overpurchased and oversold positions are each limited to 20% of the stockholders’ equity as of the end of the prior month.

Trust Business

      A bank that intends to enter into the trust business must obtain the approval of the Financial Supervisory Commission. Trust activities of banks are governed by the Trust Act and Trust Business Act. Banks engaged in the banking business and trust business are subject to certain legal and accounting procedures requirements, including the following:

•	under the Bank Act, assets accepted in trust by a bank in Korea must be segregated from its other assets in the accounts of such bank; accordingly, banks engaged in the banking and trust businesses must maintain two separate accounts, the “banking accounts” and the “trust accounts,” and two separate sets of records which provide details of their banking and trust businesses, respectively; and

•	assets comprising the trust accounts are not available to depositors or other general creditors of such bank in the event the trustee is liquidated or is wound up.

      With respect to each unspecified money trust account for which a bank guarantees the principal amount and a minimum yield thereon, the bank must make a special reserve of 25% or more of fees and commissions from such trust account until the total reserve for such trust account equals 5% of the trust amount in such trust account. However, effective January 1, 1999, Korean banks have been prohibited from offering new guaranteed fixed rate trust account products whose principal and interest are guaranteed by the bank.

      In addition, a trustee bank must deposit with a court an amount equal to 0.05% of its paid-in capital each year until the aggregate amount of such court deposits reaches 10% or more of its paid-in capital. In the event that a trustee bank breaches its duty of care as a trustee and causes loss to its customers, the court deposits will be available as compensation for such loss.

      The Indirect Investment Asset Management Business Act, which applies to unspecified money trust account products under the Trust Business Act, securities investment trusts under the Securities Investment Trust Business Act, securities investment companies under the Securities Investment Company Act and variable insurance products under the Insurance Business Act, took effect on January 5, 2004. Under the Indirect Investment Asset Management Business Act, a bank will not be permitted to offer current unspecified money trust account products after July 5, 2004 (except under certain limited circumstances) and will be required to qualify as an asset management company by such date in order to be able to manage any investment trust products. Investment trust products will need to be established pursuant to a trust deed entered into between an asset management company and a trustee.

      In the event that a bank qualifies and operates as an asset management company, a trustee, a custodian or a general office administrator under the Indirect Investment Asset Management Business Act, it is required to establish relevant operation and management systems to prevent potential conflicts of interest among the banking business, the asset management business, the trustee or custodian business and general office administration. These measures include:

•	prohibitions against officers, directors and employees of one particular business operation from serving as an officer, director and employee in another business operation;

•	prohibitions against the joint use or sharing of computer equipment or office equipment; and

•	prohibitions against the sharing of information by and among officers, directors and employees engaged in the different business operations.

      In addition, a bank is also required to establish an Indirect Investment Asset Management Committee consisting of three directors, two of whom must be outside directors of such bank.

      A bank which qualifies and operates as an asset management company may engage in the sale of beneficiary certificates of investment trusts which are managed by such bank. However, such bank is prohibited from engaging in the following activities:

•	acting as trustee of an investment trust managed by such bank;

•	purchasing with such bank’s own funds beneficiary certificates of an investment trust managed by such bank;

•	using in its sales activities information relating to the trust property of an investment trust managed by such bank;

•	selling through a financial institution established under the Bank Act beneficiary certificates of an investment trust managed by such bank;

•	establishing a short-term financial indirect investment vehicle; and

•	establishing a mutual fund.

Laws and Regulations Governing Other Business Activities

      To enter the foreign exchange business, a bank must register with the Ministry of Finance and Economy. The foreign exchange business is governed by the Foreign Exchange Transaction Law. To enter the securities business, a bank must obtain the permission of the Financial Supervisory Commission. The securities business is governed by regulations under the Korean Securities and Exchange Act. Pursuant to the above-mentioned laws, we are permitted to engage in the foreign exchange business, securities brokerage business and securities (including, governmental/public bonds) underwriting business.

Principal Regulations Applicable to Credit Card Companies

General

      Any person wishing to engage in the credit card business must obtain a license from the Financial Supervisory Commission. In addition, in order to enter the credit card business, a bank must register with the Financial Supervisory Commission. The credit card business is regulated and governed by the Specialized Credit Financial Business Act.

      The Specialized Credit Financial Business Act, enacted on August 28, 1997 and last amended on January 20, 2004, establishes guidelines on capital adequacy and provides for other regulations relating to the supervision of credit card companies. The Specialized Credit Financial Business Act delegates regulatory authority over credit card companies to the Financial Supervisory Commission and its executive body, the Financial Supervisory Service.

      A registered bank engaging in the credit card business is regulated by the Financial Supervisory Commission and the Financial Supervisory Service.

Restrictions on Scope of Business

      Under the Specialized Credit Financial Business Act, a credit card company may conduct only the following types of business: (i) credit card business as licensed pursuant to the Specialized Credit Financial Business Act; (ii) the businesses ancillary to the credit card business, (i.e., providing cash advance loans to existing credit card members, issuing and settling of debit cards and issuing, selling and settling of pre-paid cards); (iii) provision of unsecured or secured loans; (iv) notes discount; (v) purchase, management and collection of account receivables originated by companies in the course of providing goods and services; (vi) provision of payment guarantee; (vii) asset management business under the Asset Backed Securitization Act; (viii) credit investigation; and (ix) other incidental businesses related to the foregoing.

      As a result of a recent amendment to the Enforcement Decree of the Specialized Credit Financial Business Act, as of the end of each quarter, a credit card company’s average balance of claim amounts during such quarter from engaging in the businesses set forth above in (iii) and (iv), excluding claim amounts arising from the provision of loans to companies, extension of new loans in connection with rescheduling of outstanding loans, the provision of mortgage loans and the provision of cash advances or any other loans to credit card members, may not exceed the average balance of claim amounts during such quarter from engaging in the businesses set forth above in (i) and (v); provided, however, that with respect to any excess amount existing as of April 21, 2004, credit card companies have until December 31, 2008 to eliminate such excess amount.

Capital Adequacy

      The Specialized Credit Financial Business Act provides for a minimum paid-in capital amount of: (i) W 20 billion in the case of a specialized credit financial business company which wishes to engage in no more than two kinds of core businesses (i.e. credit card, installment finance, leasing and new technology business) and (ii) W 40 billion in the case of an specialized credit financial business company, which wishes to engage in three or more kinds of core businesses.

      Under the Specialized Credit Financial Business Act and regulations thereof, a credit card company must maintain a capital adequacy ratio (adjusted equity capital/adjusted total asset)of 8% or more.

      Under the Specialized Credit Financial Business Act and regulations thereof, the minimum ratio of allowances for losses on loans, leased assets and suspense receivables as of the date of accounting settlement (including semiannual preliminary accounts settlement) would be 0.5% of normal assets, 1% of precautionary assets and 20% of substandard assets, 75% of doubtful assets and 100% of estimated loss assets, and the minimum ratio of allowances for losses on credit card receivables and cash advances would be 1% of normal assets, 0.5% of the amount calculated by deducting sum of cash advances which were actually drawn by card members, from the maximum limit of sum of cash advances times 0.75 (excluding the maximum limit of sum of cash advances for card members who have not drawn cash advances for the latest 6 months), 12% of precautionary assets and 20% of substandard assets, 60% of doubtful assets and 100% of estimated loss assets.

Liquidity

      Under the Specialized Credit Financial Business Act and regulations thereof, a credit card company must maintain a Won liquidity ratio (Won-denominated current assets/ Won-denominated current liabilities) of 100% or more. In addition, once a credit card company is registered as a foreign exchange business institution with the Ministry of Finance and Economy, such credit card company is required to (1) maintain a foreign-currency liquidity ratio (defined as foreign-currency liquid assets due within three months divided by foreign-currency liabilities due within three months) of not less than 80%, (2) maintain a ratio of foreign-currency liquid assets due within seven days less foreign-currency liabilities due within seven days, divided by total foreign-currency assets of not less than 0% and (3) maintain a ratio of foreign-currency liquid assets due within a month less foreign-currency liabilities due within a month, divided by total foreign-currency assets, of not less than negative 10%. The Financial Supervisory Commission requires a credit card company to submit quarterly reports with respect to maintenance of these ratios.

Restrictions on Funding

      Under the Specialized Credit Financial Business Act, a credit card company may raise funds using only the following methods: (i) borrowing from financial institutions, (ii) issuing corporate debentures or notes, (iii) selling securities held by the credit card company, (iv) transferring claims held by the credit card company, (v) transferring claims held by the credit card company in connection with its businesses, or (vi) issuing securities backed by the claims held by the credit card company relating to its businesses.

      Further, the credit card company may borrow funds offshore or issue foreign currency denominated securities once it is registered as a foreign exchange business institution with the Ministry of Finance and Economy.

      With respect to the issuance of debentures and notes, the credit card company may issue debentures up to an amount equal to ten times the company’s total equity capital. In addition, a credit card company may issue, on a temporary basis, debentures exceeding the maximum limit for the purpose of redeeming the outstanding debentures, but must repay such outstanding debentures within one month after the date of issuance of new debentures.

     Restrictions on Loans to Affiliate Companies

      Under the Specialized Credit Financial Business Act and regulations thereof, a credit card company may not provide loans exceeding 100% of its equity capital, in the aggregate, to its specially related persons (as defined under the relevant laws) including, but not limited to, its affiliates.

     Restrictions on Assistance to Other Companies

      Under the Specialized Credit Financial Business Act, a credit card company shall not engage in any of the following in conjunction with other financial institutions or companies; (i) holding voting shares under cross shareholding or providing credit for the purpose of avoiding the restrictions on loans to affiliate companies; (ii) acquiring shares under cross shareholding for the purpose of avoiding the limitation on purchase of its treasury shares under the Commercial Code or the Korean Securities and Exchange Act; or (iii) other acts which are likely to be very much against the interests of transaction parties as stipulated by the Enforcement Decree to the Specialized Credit Financial Business Act, which are not yet provided.

      A credit card company shall not grant credit for enabling to purchase the shares of such credit card company or to intermediate funds for the purpose of avoiding the restrictions on loans to affiliate companies.

     Restrictions on Investment in Real Property

      Under the Specialized Credit Financial Business Act and the regulations thereof, the Financial Supervisory Commission may limit the maximum amount a credit card company may invest in real estate investments for business purposes up to a percentage equal to or in excess of 100% of its equity capital.

     Restrictions on Shareholding in Other Companies

      Under the Specialized Credit Financial Business Act and the Law on Improvement of Structure of Financial Industry, a credit card company and its affiliate financial institutions (together a “group”) are required to obtain prior approval of the Financial Supervisory Commission if such credit card company, together with its affiliate financial institutions, (i) owns 20% or more of voting shares outstanding of a target company or (ii) owns 5% or more of voting shares outstanding of a target company, and shall be deemed to have control of the target company, including being the largest shareholder of such target company or otherwise.

      The indirect subsidiary of the financial holding company is prohibited from controlling any other company.

     Disclosure and Reports

      Pursuant to the Specialized Credit Financial Business Act, a credit card company is required to disclose any material matters relating to management (ordinary disclosure) within four months (two months in the case of disclosure relating to the first half of the fiscal year) from the date of the closing of books for each fiscal year. Also, a credit card company is required to disclose certain matters (on-going disclosure) such as the occurrence of non-performing loans, a financial accident or the occurrence of losses exceeding certain amounts. A credit card company is required to submit its business reports and reports on actual results of management to the Financial Supervisory Commission through the Korea Non-Bank Financing Association within one month from the end of each quarter. A registered bank engaging in the credit card business must submit its business reports and reports with respect to its results of operations to the Financial Supervisory Commission through the Korea Non-Bank Financing Association within one month from the end of each quarter. In addition, all companies engaged in the specialized credit financial business under the Specialized Credit Financial Business Act, including, without limitation, credit card companies, must file a report with the Financial Supervisory Service within twenty (20) days after completing its fiscal year-end settlement of accounts. Also, such companies are required to conduct a provisional settlement of accounts for the first half of each fiscal year and file a report with the Financial Supervisory Service within twenty (20) days after such settlement of accounts.

Risk of Loss due to Lost, Stolen, Forged or Altered Credit Cards

      Under the Specialized Credit Financial Business Act, upon notice from the holder of a credit card or debit card of its loss or theft, the credit card company or a registered bank engaging in the credit card business, as the case may be, is thereafter liable for any loss arising from the unauthorized use of credit cards or debit cards. Moreover, a credit card company or a registered bank engaging in the credit card business, as the case may be, is also responsible for any losses resulting from the use of forged or altered credit cards, debit cards and pre-paid cards. However, a credit card company or a registered bank engaging in the credit card business, as the case may be, may transfer all or part of this latter risk of loss to holders of credit cards in the event of willful misconduct or gross negligence by holders of such cards if the terms and conditions of the agreement entered between the credit card company or the registered bank engaging in the credit card business, as the case may be, and members of such cards specifically provide for that transfer.

      For these purposes, disclosure of a customer’s password that is made intentionally or through gross negligence, or the transfer of or giving as collateral of the credit card or debit card, is considered willful misconduct or gross negligence. However, a disclosure of a cardholder’s password that is made under irresistible force or threat to cardholder or his/her relatives’ life or health will not be deemed as willful misconduct or negligence of the cardholder.

      Each credit card company or registered bank engaging in the credit card business must institute appropriate measures such as establishing provisions, purchasing insurance or joining a cooperative association in order to fulfill its obligations due to the risk of loss from unauthorized use due to lost, stolen, forged or altered credit cards, debit cards or pre-paid cards.

      In addition, the Specialized Credit Financial Business Act prohibits a credit card company from transferring to merchants the risk of loss arising from lost, stolen, forged or altered credit cards, debit cards or pre-paid cards; provided, however, that a credit card company may enter into an agreement with a merchant under which the merchant agrees to be responsible for such loss if caused by the merchant’s gross negligence or willful misconduct.

      Recently, a proposed amendment to the Enforcement Decree to Specialized Credit Financial Business Act was announced. Among other things, the proposed amendment provides that a credit card company or a registered bank engaging in the credit card business, as the case may be, will be liable for any losses arising from loss or theft of a credit card (which was not from the holder’s willful misconduct or negligence) during the period beginning 60 days before the notice by the holder to the credit card company or the registered bank engaging in the credit card business, as the case may be.

      Pursuant to the Specialized Credit Financial Business Act, the Financial Supervisory Commission may either restrict the limit or take other necessary measures against the credit card company or the registered bank engaging in the credit card business with respect to the following:

•	maximum limits for cash advances on credit cards;

•	use restrictions on debit cards with respect to per day or per transaction usage; or

•	aggregate issuance limits and maximum limits on the amount per card on pre-paid cards.

     Lending Ratio in Ancillary Business

      Pursuant to the Enforcement Decree to the Specialized Credit Financial Business Act issued in December 2003, a credit card company or a registered bank engaging in the credit card business, as the case may be, must maintain an aggregate quarterly average outstanding lending balance to credit card holders (including cash advances and credit card loans, but excluding restructured loans and revolving cash advances) no greater than its aggregate quarterly average outstanding credit card balance arising from the purchase of goods and services plus its aggregate quarterly amount of payments made by members using their debit cards; provided that, with respect to any excess amount existing as of December 31, 2003, the credit card companies have a grace period until December 31, 2007 to eliminate such excess amount.

Issuance of New Cards and Solicitation of New Card Holders

      The Enforcement Decree to the Specialized Credit Financial Business Act establishes the conditions under which a credit card company or a registered bank engaging in the credit card business may issue new cards and solicit new members. Specifically, new credit cards may be issued only to the following persons: (i) persons who are at the age of 18 years or more at the time of applying for issuance of a credit card; (ii) persons whose capability to pay bills as they come due, as determined according to standards established by the credit card company or the registered bank engaging in the credit card business, is verified; (iii) in the case of minors, persons who submit a guardian’s consent along with documents evidencing income, such as an employment certificate or a tax certificate; and (iv) person whose identity has been verified.

      In addition, a credit card company or a registered bank engaging in the credit card business, as the case may be, may not engage in the following methods of soliciting credit card members: (i) providing economic benefits or conditioning such benefits in excess of 10% of the annual credit card fee (in the case of no-annual fee credit cards, the average annual fees will be W 10,000) in connection with issuance of credit cards; (ii) street solicitation of card members on roads and private roads as prescribed under the Road Act and Private Road Act, public place and along corridors used by the general public; and (iii) solicitation through visits, except those visits made upon prior consent and visits to a business area; and (iv) solicitation through pyramid sales methods.

      Recent changes in the law have resulted in the application of more stringent standards in the issuance of credit cards, such as requiring a credit card company or a registered bank engaged in the credit card business to check whether the credit card applicant has any delinquent debt outstanding against any other credit card company or other financial institutions which the applicant is unable to repay, and also requiring, in principle, with respect to solicitations made through the Internet, the certified electronic signature of the applicant.

Compliance Rules on Collection of Receivable Claims

      Pursuant to the Specialized Credit Financial Business Act and its regulations, a credit card company or a registered bank engaging in the credit card business may not:

•	exerting violence or threat of violence;

•	demanding payment or pressuring a Related Party (a guarantor of the debtor, blood relative or fiancée of the debtor, a person living in the same household as the debtor or a person working in the same workplace as the debtor) without just cause with respect to payment for the obligations of the debtor;

•	providing false information relating to the debtor’s obligation to the debtor or his/her Related Party;

•	providing false information or overstating the negative consequences of being registered as a person of poor credit;

•	threatening to sue or suing the debtor for fraud despite lack of affirmative evidence to establish that the debtor has submitted forged or false documentation with respect to his/her capacity to make payment;

•	visiting or telephoning the debtor during late hours between 21:00 – 08:00 hours; and

•	utilizing other uncustomary methods to collect the receivables thereby injuring the privacy or the peacefulness in the workplace of the debtor or his/her related party.

Principal Regulations Applicable to Securities Companies

General

      The securities business is regulated and governed by the Securities and Exchange Act of 1976, as amended (the “Securities and Exchange Act”). Securities companies are under the regulation and supervision of the Financial Supervisory Commission, the Financial Supervisory Service and the Securities and Futures Commission.

      Under the Securities and Exchange Act, permission to commence a brokerage business, a dealing business or an underwriting business must be obtained from the Financial Supervisory Commission. A securities company may also engage in certain businesses ancillary to the primary business without obtaining any separate license and certain other additional businesses by obtaining separate licenses from the Financial Supervisory Commission. Permission to merge with any other entity, transfer all or substantially all of a business must also be obtained from the Financial Supervisory Commission.

      If the Korean government deems a securities company’s financial condition to be unsound or if a securities company fails to meet the applicable Net Operating Equity Ratio (as defined below), the government may order any of the following:

•	a stock cancellation or consolidation;

•	a transfer of business;

•	closing of branch offices;

•	a merger with any other entity or becoming a subsidiary (under the Financial Holding Company Act) of a financial holding company;

•	a suspension of a part or all of business operation; or

•	an assignment of contractual rights and obligations relating to financial transactions.

Regulations on Financial Soundness

      The financial soundness of a securities company is to be assessed under the regulations of the Financial Supervisory Commission in accordance with the net operating equity ratio of the company, which is to be calculated as follows and to be expressed as a percentage.

      Net operating equity ratio = Net operating equity/Total risk × 100

      The terms “Net Operating Equity” and “Total Risk” for the purpose of the above-stated formula are defined and elaborated in the regulations of the Financial Supervisory Commission. Generally, the net operating equity and the Total risk is to be calculated according to the following formula:

      Net operating equity = Net assets (total assets - total liabilities) - total deductible items + total addible items

      Total risk = market risk + counterparty risk + basic risk + credit concentration risk - risk offsetting factor

      The regulations of the Financial Supervisory Commission requires securities companies to maintain the net operating equity ratio at a level equal to or higher than 150%, in principle, at the end of the each quarter of the fiscal year.

      In addition, all Korean companies, including securities companies, are required to set aside, as a legal reserve, 10% of the cash portion of the annual dividend or interim dividend in each fiscal year until the reserve reaches 50% of its stated capital.

Other Provisions on Financial Soundness

      The Securities and Exchange Act, the Enforcement Decree of the Securities and Exchange Act and the regulations of the Financial Supervisory Commission also include certain provisions which are designed to regulate certain types of activities relating to the management of the assets of a securities company. Such provisions include:

•	restrictions on the holdings by a securities company of securities issued by another company which is the largest shareholder or the major shareholder (each as defined under the Securities and Exchange Act) of such securities company;

•	restrictions on providing money or credit to the largest shareholder, major shareholders, officers and specially-related persons of the securities company; and

•	special provisions concerning the payment guarantee by a securities company. For instance, a securities company is not allowed to provide payment guarantees for third parties other than its overseas subsidiaries. Also, a securities company is prohibited from providing new guarantees for corporate bonds, except for roll-over guarantees in connection with repayment of bonds previously guaranteed by the securities company with certain restrictions.

      A securities company may invest in shares, bonds (whether listed or unlisted) and stock price index futures and options. However, a securities company may not enter into cross-border financial futures, swaps, options or other derivative transactions without obtaining prior approval from the Bank of Korea, except in the case when such securities company, which has been registered as a foreign exchange business institution with the Ministry of Finance and Economy, is confirmed by the Financial Supervisory Commission to satisfy certain conditions set forth in the Foreign Exchange Transaction Regulations and the counterparty (other than an individual) is an institutional investor, Korea Stock Exchange-listed company, KOSDAQ registered company or not a resident of Korea. Furthermore, a securities company provided that it is registered as a foreign exchange business institution, licensed to engage in over-the-counter derivative transactions may enter into Won currency derivative transactions (except for credit-linked derivative transactions) without obtaining prior approval from the Bank of Korea.

Business Conduct Rules

      Effective May 2001, the Financial Supervisory Commission adopted the “business conduct rules” applicable to securities companies. The business conduct rules impose greater responsibilities on securities companies, strictly banning unfair practices such as front running or scalping and ensuring suitability of investment solicitation by securities companies.

Disclosure and Reports

      Pursuant to the Securities and Exchange Act, a securities company is required to disclose certain material matters including (i) financial condition, and profit and loss of the securities company, (ii) any sanctions levied on the securities company under the Securities and Exchange Act or any corrective measures or sanctions under the Law on Improvement of Structure of Financial Industry or (iii) occurrence of any matters which may have a material adverse effect to the operation or management of the securities company.

      A securities company is also required to submit reports on actual results of management to the Financial Supervisory Commission within 45 days from the end of each quarter.

Customer Protection

      Under Korean law, the relationship between a customer and a securities company in connection with a securities sell or buy order is deemed to be consignment and the securities acquired by a consignment agent (i.e., the securities company) through such sell or buy order are regarded as belonging to the customer in so far as the customer and the consignment agent’s creditors are concerned. Therefore, in the event of a bankruptcy or reorganization procedure involving a securities company, the customer of the securities company is entitled to the proceeds of the securities sold by the securities company.

      As the cash deposited with a securities company is regarded as belonging to the securities company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the securities company if a bankruptcy or reorganization procedure is instituted against the securities company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors up to W 50 million per depositor per financial institution in case of the securities company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. Securities companies pay the premiums related to this insurance. Pursuant to the Securities and Exchange Act, securities companies are required to deposit the cash received from its customers with the Korea Securities Finance Corporation, a special entity established pursuant to the Securities and Exchange Act. Set-off or attachment of cash deposits by securities companies with the Korea Securities Finance Corporation is prohibited. In addition, in the event of bankruptcy or dissolution of the securities company, the cash so deposited shall be withdrawn and paid to the customer senior to other creditors of the securities company.

PROPERTIES

      Our registered office and corporate headquarters are located at 120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea. Information regarding certain of our properties in Korea is presented in the following table.

		Area (Square Meters)

			Site
Type of Facility	Location	Building	(if Different)

Registered office and corporate headquarters	120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea	59,743	4,416
Good Morning Shinhan Securities	23-2, Yoido-Dong, Youngdungpo- Gu, Seoul, Korea 150-312	70,170	4,765
Chohung Bank headquarters	14, 1-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea	20,379	6,724
Chohung Centennial Building	117, Samgak-Dong, Jung-Gu, Seoul, Korea	19,697	1,389
Chohung Myongdong Branch	53-1, 1-Ga, Myong-Dong, Jung-Gu, Seoul, Korea	8,936	1,014
Chohung Youngdungpo Branch	57, 4-Ga, Youngdungpo-Dong, Youngdungpo-Gu, Seoul, Korea	6,171	1,983
Shinhan IT center	781, Janghang-Dong, Ilsan-Gu, Goyang-Si, Kyunggi Province, Korea	24,496	5,856
Chohung IT center	731, Yoksam-Dong, Kangnam-Gu, Seoul, Korea	23,374	7,964
Chohung Cheongju IT back-up center	1704-Ga, Yongam-Dong, Sangdang-Gu, Cheongju-Si, Chungcheongbuk-Do	5,756	6,398

      Our subsidiaries own or lease various land and buildings for their branches and sales offices.

      As of December 31, 2003, Shinhan Bank had a countrywide network of 354 branches. Approximately 28.8% of these facilities are housed in buildings owned by us, while the remaining branches are leased properties. As of December 31, 2003, Chohung Bank had a countrywide network of 557 branches. Approximately 34.1% of these facilities are housed in buildings owned by us, while the remaining branches are leased properties. As of December 31, 2003, Jeju Bank had 32 branches of which we own 18 of the buildings in which the facilities are located, representing 56.3% of its total branches. Lease terms are generally from two to three years, and seldom exceed five years.

      As of December 31, 2003, Good Morning Shinhan Securities had 84 branches of which we own 14 of the buildings in which the facilities are located, representing 16.7% of its total branches. Lease terms are generally from two to three years, and seldom exceed five years. As of December 31, 2003, Shinhan Card had 9 sales offices all of which are leased. Lease terms are generally from two to three years, and seldom exceed five years.

      Shinhan Bank houses its central mainframe computer system at its information technology center in Ilsan, one of the suburban districts outside of Seoul. Chohung Bank’s central mainframe computer system is located at its information technology center in Kangnam-Gu, Seoul and the back-up center is located separately in Cheongju, Korea.

      The net book value of all the properties owned by us at December 31, 2003 was W 1,574 billion. We do not own any material properties outside of Korea.

Item 5.	Operating and Financial Review and Prospects

      You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements included in this document. The following discussion is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP.

Overview

The Korean Economy

      Economic conditions in Korea, elsewhere in Asia, in the United States and elsewhere in the world materially affect our business. Financial turmoil in Asia in the late 1990’s adversely affected the Korean economy and in turn Korean financial institutions. In 1997 and 1998, Korea experienced a severe financial and economic downturn characterized by, among other things, significant corporate failures, instability in the financial sector, credit and liquidity concerns and volatility in the domestic financial and currency markets. In response, the International Monetary Fund provided a financial aid package to Korea and in late 1997, the government initiated a comprehensive program to address some of the structural weaknesses in the Korean economy. As part of that program, there have been certain significant changes in regulations specifically affecting financial institutions, including changes in loan classification and loss provisioning guidelines, Korean GAAP, securities valuation methods and liquidity requirements.

      As a result of the downturn, in 1998 there was a general increase in interest rates in Korea and we experienced a decrease in the demand for loans and other products. In addition, Shinhan Bank’s general level of non-performing loans increased. During 1999 and 2000, financial and economic conditions began to improve in Korea. The general level of interest rates decreased, demand for financial products increased, and Shinhan Bank’s overall level of non-performing loans decreased. Chohung Bank experienced significant losses in its large corporate loan portfolio that led to government intervention and a support package. As a result, Korea Deposit Insurance Corporation acquired 80.04% of the outstanding shares of Chohung Bank. After the government intervention, Chohung Bank continued to be adversely affected by its exposure to the large corporate sector. During 1999 and 2000, financial and economic conditions began to improve in Korea. The general level of interest rates decreased and demand for financial products increased and Chohung Bank diversified its business into the retail, credit card and small- and medium-sized enterprises markets.

      Deterioration in the Korean economy can also occur as a result of deterioration in the global economic conditions. The worldwide economy has been in a slump since the beginning of 2001, as the United States and other G8 countries have experienced recessionary conditions which have been exacerbated by the terrorist attacks in the United States on September 11, 2001, the looming prospect of war in Iraq throughout much of 2002, on-going tensions between the United States and North Korea and the impact of SARS, on global exports or GDP growth rates. Recently, we have witnessed mixed signals of recovery and continuing difficulties in the global economy. While the global economy has shown signs of recovery, the recent increase in oil price and other raw materials as well as concerns raised by the rapid economic growth and expansion in China have negatively affected this trend. In 2003, the Korean economy continued to suffer a prolonged stagnation which is continuing in the first half of 2004. Any prolonged stagnation or future deterioration in global economic conditions would continue to have an adverse impact on the Korean economy and in turn on us.

Government Regulation and Policy

      Over the past twelve years successive Korean government administrations have taken steps to reform the Korean economy in line with prevailing international standards. The reforms have focused on restructuring the large corporate sector and reducing chaebol influence; modernizing the banking sector to eliminate policy lending and most interest rate regulations, to improve credit risk evaluation and provisioning, and to increase transparency; creating a more liquid and efficient domestic capital market; and fostering changes in the law to support these developments. This ongoing proactive government role has had, and will continue to have, a profound effect on the Korean banking sector. Over the past several years nationwide banks have undergone consolidation and banks lending primarily to large corporate borrowers have shifted their focus to the retail and small- and medium-sized enterprise sectors. This shift has led to very intense competition in sectors which have historically been our principal markets. The result so far has been a major increase in retail sector lending levels, including credit cards and home mortgages, with attendant pressures on margins and credit quality for the sector as a whole. Government initiatives to further regulate this sector have also affected the market. We expect that the current focus on small- and medium-sized enterprise lending will lead to competitive pressures and possibly regulatory initiatives in this segment as well. Our ability to anticipate and respond to government initiatives and their competitive implications will have a significant effect on our future performance.

Interest Rates

      Over the past ten years, we have operated in environments characterized by high interest rates, periods of significant interest-rate volatility and low interest rates. The following table shows certain benchmark Won-denominated borrowing interest rates as of the dates indicated.

			Certificate
	Corporate	Treasury	of Deposit
	Bond Rates(1)	Bond Rates(2)	Rates(3)

June 30, 1998	16.00	N/A	16.30
December 31, 1998	8.00	6.95	7.70
June 30, 1999	7.96	7.20	6.35
December 31, 1999	9.95	9.03	7.34
June 30, 2000	9.37	8.31	7.18
December 31, 2000	8.13	6.70	6.87
June 30, 2001	7.10	5.93	5.57
December 31, 2001	7.04	5.91	4.86
June 30, 2002	6.59	5.66	4.91
December 31, 2002	5.68	5.11	4.90
June 30, 2003	5.45	4.16	4.30
December 31, 2003	5.58	4.82	4.36
March 31, 2004	5.30	4.50	3.90

Source: The Bank of Korea.

N/A = not available.

Notes:

(1)	Measured by the yield on three-year AA- rated corporate bonds.

(2)	Measured by the yield on three-year treasury bonds.

(3)	Measured by the yield on certificates of deposit (with maturity of 91 days).

      Interest rate movements on the asset and liability side have often been divergent, both in terms of the size of the movement as well as the timing thereof, and the movements together with this divergence have had a significant impact on our margins, particularly with respect to financial products that are sensitive to such fluctuations. We continually manage our respective balance sheet to minimize volatility exposure, but the impact has been, and may continue to be, significant in analyzing period-to-period margin comparisons and the trends that they may indicate for our business.

Financial Holding Company Restructuring

      On September 1, 2001, we restructured our corporate existence as a financial holding company by exchanging the shares of our common stock for the respective shares of common stock held by the shareholders of Shinhan Bank, Shinhan Capital, Shinhan Securities and Shinhan Investment Trust Management Company. Upon successful restructuring into a financial holding company, Shinhan Bank, Shinhan Capital, Shinhan Securities and Shinhan Investment Trust Management Company have all become our wholly-owned subsidiaries. This restructuring has been accounted for using the purchase method of accounting, with Shinhan Bank being the accounting acquirer. Our consolidated financial statements prior to September 1, 2001 reflect the historical financial results of operations and financial position of Shinhan Bank.

Financial Impact of Acquisitions

Acquisition of Chohung Bank

      On August 19, 2003, we acquired 80.04% of the outstanding common shares of Chohung Bank. The acquisition of Chohung Bank was accounted for under the purchase method of accounting and has been reflected in the our consolidated financial statements as of the acquisition date. The fair value of net assets acquired amounted to W 2,012 billion. In connection with this acquisition, we recorded core deposit intangible assets aggregating W 957 billion and credit card relationship intangible assets aggregating W 184 billion. In addition, a goodwill of W 341 billion was recognized. As of December 31, 2003, Chohung Bank had total assets of W 57,110 billion, representing 41.9% of our total consolidated assets, and total liabilities of W 55,842 billion, representing 42.4% of our total consolidated liabilities. Accordingly, our total assets and liabilities as of December 31, 2003 represent a substantial increase from those as of December 31, 2002. Also included in our results of operations for the year ended December 31, 2003 are Chohung Bank’s results of operations from September 1, 2003 to December 31, 2003, resulting in a significant increase from our results of operations of prior periods.

      The following table sets forth the selected income statement data of Chohung Bank for the period from September 1, 2003 to December 31, 2003 and selected balance sheet data of Chohung Bank as of December 31, 2003.

	From September 1 to
	December 31,

	2003		2003

	(In billions of Won
	and millions of US$,
	except per common
	share data)
Interest and dividend income	W	1,286	$1,079
Interest expense		574	482

Net interest income		712	597
Provision for loan losses		427	358
Provision for guarantees and acceptances		(19)	(16)
Non interest income		163	137
Non interest expense		558	468
Income tax expense		19	16
Minority interest		1	1

Net income	W	(111)	$(93)

	As of December 31,

	2003		2003(1)

	(In billions of Won and
	millions of US$)
Assets
Cash and cash equivalents	W	1,276	$1,070
Restricted cash		502	421
Interest-bearing deposits in banks		159	133
Call loans and securities purchased under resale agreements		392	329

	As of December 31,

	2003		2003(1)

	(In billions of Won and
	millions of US$)
Trading assets:
Trading securities		1,191	999
Derivatives instruments		156	131
Securities:
Available-for-sale securities		7,274	6,102
Held-to-maturity securities		—	—
Loans (net of allowance for loan losses of W 2,498 billion in 2003)		41,233	34,592
Customers’ liability on acceptances		1,107	928
Premises and equipment, net		1,164	977
Goodwill and intangible assets		35	29
Security deposits		483	405
Other assets		2,138	1,796

Total assets	W	57,110	$47,912

Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Interest-bearing	W	38,917	$32,649
Noninterest-bearing		322	270
Trading liabilities		128	107
Acceptances outstanding		1,107	928
Short-term borrowings		4,804	4,030
Secured borrowings		1,432	1,201
Long-term debt		6,504	5,456
Accrued expenses and other liabilities		2,628	2,206

Total liabilities		55,842	46,847

Minority interest		15	12
Stockholders’ equity:
Common stock		3,596	3,016
Additional paid-in capital		1,722	1,445
Accumulated deficit		(4,300)	(3,607)
Accumulated other comprehensive income, net of taxes		235	199
Less: treasury stock, at cost		—	—
Total stockholders’ equity		1,253	1,053

Total liabilities, minority interest and stockholders’ equity	W	57,110	$47,912

      In December 2003, we injected an additional W 200 billion into Chohung Bank to strengthen its capital base in light of increased delinquencies, provisions and net losses at Chohung Bank. In June 2004, we acquired the remaining 18.85% of the outstanding shares of Chohung Bank’s common stock through a cash tender offer followed by a small-scale share swap pursuant to the applicable laws of Korea. See “Item 4. Information on the Company — Our Acquisition of Chohung Bank”.

Acquisition of Good Morning Securities

      During 2002, through a series of transactions, we acquired 31.7% of common stock (or 30.7% of voting equity securities) of Good Morning Securities. Subsequently, we merged Shinhan Securities into Good Morning Securities and renamed it Good Morning Shinhan Securities. As of December 31, 2002, following the foregoing transactions, we effectively owned 60.5% of Good Morning Shinhan Securities. The total fair value of net assets acquired amounted to W 237 billion. In connection with this acquisition, we recorded goodwill of W 282 billion, of which W 244 billion relates to the brokerage unit and W 38 billion relates to the capital markets unit, a component of our business. In addition, W 80 billion of the intangible assets, primarily the brokerage relationship intangible assets, were acquired.

      Later in 2002, however, we recorded W 137 billion of impairment loss on goodwill due to a severe downturn in market conditions affecting Good Morning Shinhan Securities in the last six months of 2002. We believe that this market downturn was due primarily to:

•	the uncertainties of the global economy following the terrorist attack in Bali, Indonesia and as the Iraqi war began to unfold;

•	the uncertainties of the Korean economy due to the presidential election in late 2002 and increased tensions on the Korean peninsula with North Korea reported to have resumed its nuclear program; and

•	significant deterioration of the financial market and a 40% decline in the share price of Good Morning Shinhan Securities since the acquisition.

      These adverse market developments have resulted in a significant decline in the market trading volume of the Good Morning Shinhan Securities’ brokerage unit, negatively impacting brokerage commission income, which is the main source of revenue for the brokerage unit. In addition, anticipated growth in the futures and options market and the sale of beneficial certificate products did not occur. This was further aggravated by a decline in the market share of Good Morning Shinhan Securities since the acquisition, which contradicted our original projection at the time of acquisition. The downturn in market conditions also had a negative impact on profits generated from proprietary trading at the capital market unit of Good Morning Shinhan Securities, resulting in a significant decline in the value of the capital market unit.

      The period-to-period comparison of our results of operations from Good Morning Shinhan Securities in 2001 and 2002 is not meaningful for the following reasons. Prior to our restructuring into a financial holding company, Shinhan Securities was not consolidated in our financial statements. Following the restructuring on September 1, 2001, Shinhan Securities became subject to consolidation and, for accounting purposes, the results of operations of Shinhan Securities from July 1, 2001 to December 31, 2001 were reflected in our consolidated results of operations for the year ended December 31, 2001. Our consolidated results of operations for the year ended December 31, 2002 reflect a combination of the results of operations of Shinhan Securities from January 1 to July 31, 2002, the effective date of the merger for accounting purposes, and the results of operations of Good Morning Shinhan Securities, the new merged entity following our acquisition of Good Morning Securities, from August 1, 2002 to December 31, 2002. In respect of our consolidated balance sheet, our acquisition of Good Morning Securities has also resulted in an increase in our assets and liabilities by W 1,207 billion and W 854 billion, respectively, as of July 31, 2002.

Acquisition of Jeju Bank

      On April 4, 2002, we acquired 51% of the total outstanding common stock of Jeju Bank from Korea Depository Insurance Corporation and subsequently increased our ownership to 62% on July 5, 2002. The total purchase price was approximately W 43 billion in cash. The acquisition of Jeju Bank was accounted for under the purchase method of accounting and has been reflected in our consolidated financial statements as of the acquisition date. The fair value of net assets acquired amounted to W 69 billion. In connection with this acquisition, we recorded core deposit intangible assets of W 17 billion. In addition, a negative goodwill of W 26 billion was recognized. The negative goodwill was allocated to identifiable intangible assets and premises and equipment on a pro rata basis.

Spin-off of Shinhan Card

      On June 4, 2002, Shinhan Bank spun off its credit card business into Shinhan Card Co., Ltd., a “monoline” credit card subsidiary. As a result of the spin-off, Shinhan Card was required to obtain its own funding, primarily through the issuance of short-term corporate debt securities with maturities of less than one year and commercial papers with maturities of three months. The amount of short-term borrowings of Shinhan Card was W 1,634 billion as of December 31, 2002. While we, at the holding company level, may provide long-term funding to Shinhan Card, we are subject to certain regulatory limitations. See “— Liquidity and Capital Resources”.

      With the deterioration in asset quality of Korean credit card companies and investors’ reluctance to invest in corporate debt securities of credit card companies, many credit card companies, including Shinhan Card, have begun to experience financial and liquidity difficulties. In respect of Shinhan Card, these change of events has led to increased funding requirements at the holding company level to provide liquidity support to Shinhan Card, subject to regulatory and internal limitations described above. Our long-term debt, as a result, increased in the first half of 2003. In addition, to the extent that Shinhan Card needs funding in excess of what the holding company is able to provide, Shinhan Card will be compelled to seek its own funding in an environment unfavorable to it, resulting in increased funding costs and/or liquidity difficulties for Shinhan Card and us.

Critical Accounting Policies

      Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, including prevailing practices within the financial services industry. The preparation of consolidated financial statements requires management to make judgments, involving significant estimates and assumptions, in the application of certain accounting policies about the effects of matters that are inherently uncertain. These estimates and assumptions, which may materially affect the reported amounts of certain assets, liabilities, revenues and expenses, are based on information available to us as of the date of the financial statements, and changes in this information over time could materially impact amounts reported in the financial statements as a result of the use of different estimates and assumptions. Certain accounting policies, by their nature, have a greater reliance on the use of estimates and assumptions, and could produce results materially different from those originally reported.

      Based on the sensitivity of financial statement amounts to the methods, estimates and assumptions underlying reported amounts, the relatively more significant accounting policies followed by us have been identified by management as the determination of the allowance for loan losses, the valuation of financial instruments, scope of consolidation, and accounting for goodwill and other intangible assets, contingent liabilities, stock based compensation and income taxes. These policies require subjective or complex judgments, and as such could be subject to revision as new information becomes available. The following is a discussion of these significant accounting policies. These accounting policies are described in more detail in Note 1 in “Item 18. Financial Statements — Notes to the consolidated financial statements of Shinhan Financial Group”.

Allowance for Credit Losses

      The allowance for credit losses includes allowance for loan losses and allowance for guarantees and acceptances. The allowance for credit losses represents the amount available for estimated probable credit losses existing in our lending portfolio. The methodology used to provide the appropriate level of reserve is inherently subjective and involves many complex estimates and assumptions. We perform periodic systematic reviews of our credit portfolios to identify inherent losses and assess the overall probability of collection. Each loan portfolio is evaluated based on its respective characteristics.

      We evaluate large impaired corporate loans individually as part of our normal corporate review practice due to the unique characteristics of such borrowers. As described in more detail in the footnotes to our consolidated financial statements, we consider a loan to be impaired when, after consideration of risk characteristics and current information and events, we believe it is probable that we will be unable to collect all amounts owed under the contractual terms of the agreement, including principal and interest, according to the contractual terms of the loan.

      We generally consider the following corporate loans to be impaired:

•	loans classified as “substandard” or below according to the asset classification guidelines of the Financial Supervisory Commission;

•	loans that are 90 days or more past due; and

•	loans which are “troubled debt restructuring” as defined under U.S. GAAP.

      Once we have identified a loan as impaired, we value that loan either based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. Each of these variables involves judgment and the use of estimates. For instance, discounted cash flows are based on estimates of the amount and timing of expected future cash flows. Forecasts of expected future cash flows are based on various data including restructuring plans, due diligence reports, as well as industry forecasts among other quantitative tools. The fair value of collateral is determined by using third party valuation reports. Additional consideration is given to recent auction results and court valuations. If the resulting value is less than the carrying amount of the loan, we establish a specific allowance for the difference.

      We generally evaluate consumer loans and certain smaller balance corporate loans, including leases, mortgage and home equity loans, and credit card balances, as individual pools for credit loss allowance purposes due to their homogeneous nature based on historical loss experience. Such allowances have been established using a risk rating migration model when considering consumer loans and a delinquency roll-rate model when considering credit cards.

      The allowance for guarantees and acceptances represents the amount available for estimated probable credit loss existing in our guarantees and acceptances. As stated above, we perform periodic systematic reviews of our credit portfolios, including guarantees and acceptances, to identify inherent losses and access the overall probability of collection.

      When we evaluate large impaired corporate loans individually for specific allowance, the related guarantees and acceptances made to the same borrowers are also evaluated for inherent loss. We generally evaluate the remaining guarantees and acceptances, which are generally smaller balances, on a pool basis. Allowance for the remaining guarantees and acceptances is generally established using estimated payout ratios and loss severity which are based on historical loss experience and various factors such as macroeconomic factors.

      The adequacy of the allowance for credit losses requires a great deal of judgment and the use of estimates as discussed above. As such, we have also considered changes in underwriting, credit monitoring, the Korean and global economic environment, industry concentrations, and delinquencies among other factors when concluding on the level of the allowance for credit losses.

Fair Value of Financial Instruments

      Our securities and trading assets and liabilities include debt and marketable equity securities, equity securities that do not have readily determinable fair values and derivatives. Fair value of financial instruments is the current amount that would be exchanged between willing parties, other than in a forced sale or liquidation. The fair values of our securities and trading assets and liabilities are estimated based on quoted market prices or internally developed pricing models.

      Fair value is best determined based on quoted market prices, if available. If quoted market prices are not available, fair value is estimated using the present value of expected future cash flows calculated by using market interest rates comparable with the credit rating and maturity of the security. An alternative to estimate fair value is to use internally developed pricing models based on external market variables including interest rate yield curves, option volatilities and foreign exchange rates. The estimation of fair value involves the assessment of various financial variables, prices of comparable financial instruments, credit ratings of counterparties, liquidity of the financial instruments and transaction costs. Our management applies judgments in assessing the variables used in the fair valuation process and also if certain external market variables are less readily available. Changes in model assumptions, market conditions and unexpected circumstances can affect the fair values of the securities and trading assets and liabilities.

      Debt securities and equity securities with readily determinable fair values classified as available-for-sale are carried at fair value with corresponding changes recognized in other comprehensive income within stockholders’ equity net of taxes. Debt securities classified as held-to-maturity securities are recorded at amortized cost. Equity securities that do not have readily determinable fair values are carried at cost. Declines in values of available-for-sale securities, held-to-maturity debt securities and equity securities that do not have readily determinable fair values that are deemed to be other-than-temporary are reflected in earnings as realized losses. We perform regular assessment of various quantitative and qualitative factors to determine whether impairment is other-than-temporary. Such factors include the duration and extent of the decline in the fair values of securities, the current operating and future expected performance, market values of comparable companies, and changes in industry and market prospects. These factors can be adversely affected by changing economic conditions that are global or regional in nature or are issuer or industry specific. For certain securities without readily determinable fair values or with sales restrictions exceeding one year, we may periodically utilize external valuations performed by qualified independent valuation consulting firms.

      Trading assets and liabilities are carried at fair value with the corresponding changes recognized in earnings. The majority of our trading assets and liabilities that are actively traded are valued based on quoted market prices except for derivatives. Since few derivatives are actively traded, the majority of our derivatives are valued using internally developed models based on external market variables that can be independently validated by third party sources. However, certain derivatives are valued based on external market variables that are less readily available and are subject to management judgment. For certain derivatives not valued by our internally developed models, we periodically utilize external valuations performed by qualified independent valuation consulting firms.

      In August 2003, we issued Redeemable Preferred Stock and Redeemable Convertible Preferred Stock as part of the consideration paid to the Korea Deposit Insurance Corporation in connection with our acquisition of Chohung Bank. Redeemable Preferred Stock and Redeemable Convertible Preferred Stock are recognized initially and at each reporting period at fair value based on the present value of its future cash dividend payments and repayment provisions. In addition, the fair value of the Redeemable Convertible Preferred Stock is also based on the associated conversion features to our common stock, valued using a continuous binomial option pricing model. Changes in the expected future cash dividend payments, repayment provisions or model assumptions and variables used can affect the fair values of the preferred stock. We periodically utilize external valuations performed by qualified independent valuation consulting firms for the Redeemable Preferred Stock and Redeemable Convertible Preferred Stock. Note 21 to our consolidated financial statements in “Item 18. Financial Statements — Notes to consolidated financial statements of Shinhan Financial Group” provides additional information related to Redeemable Preferred Stock.

Goodwill and Other Intangible Assets

      Effective January 1, 2002, we adopted Statement of Financial Accounting Standards, or “SFAS”, No. 142, Goodwill and Other Intangible Assets, (“SFAS No. 142”) as required by the accounting principles generally accepted in the United States.

      SFAS No. 142 classified intangible assets into three categories: (1) intangible assets with definite lives subject to amortization; (2) intangible assets with indefinite lives not subject to amortization; and (3) good will. For intangible assets with definite lives, tests for impairment must be performed if conditions exist that indicate the carrying amount may not be recoverable. For intangible assets with indefinite lives and goodwill, tests for impairment must be performed at least annually.

      We recognized a significant amount of goodwill in connection with our acquisition of Good Morning Securities. In addition, we acquired core deposit, brokerage customer relationship and Korea Securities

Finance Corporation deposit in connection with our acquisitions of Good Morning Securities and Jeju Bank in 2002. We also recognized a significant amount of goodwill in connection with our acquisition of Chohung Bank. In addition, we acquired core deposit, credit card and core deposit intangible assets in connection with our acquisitions of Chohung Bank in 2003. For discussions on the nature and accounting for goodwill and intangible assets see Notes 1, 3 and 10 in “Item 18. Financial Statements — Notes to the consolidated financial statements of Shinhan Financial Group”.

      Our core deposit, credit card relationship and brokerage customer relationship intangibles determined to have definite lives are amortized over their useful lives. If conditions exist that indicate the carrying amount may not be recoverable, we review these intangible assets with definite lives for impairment to ensure they are appropriately valued. Such conditions may include adverse changes in business or political climate, actions by regulators and customer account run-off rates.

      We do not amortize goodwill or indefinite-lived intangibles consisting of court deposits and borrowings from Korea Securities Finance Corporation. Instead, we perform tests for impairment of goodwill annually or more frequently if events or circumstances indicate it might be impaired. Such tests include comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value is less than the carrying value, a second test is required to measure the amount of goodwill impairment. The second step of the goodwill impairment test compares the implied fair value of reporting unit goodwill with the carrying value of that goodwill. If the carrying value of reporting unit goodwill exceeds the implied fair value of that goodwill, we recognize an impairment loss in an amount equal to that excess. Test for indefinite-lived intangible assets, including borrowings from Korea Securities Finance Corporation and court deposits at Chohung Bank, is also carried out on an annual basis on an asset-by-asset basis, or more frequently if events or circumstances indicate they might be impaired. Impairment assessments are performed using a variety of valuation methodologies, including discounted cash flow estimates. Management estimates the future cash flows expected to be derived from the use and, if applicable, the terminal value of the assets. The key variables that management must estimate include, among other factors, market trading volume, market share, fee income, growth rate and profitability margin. Although the assumptions used are consistent with our internal planning, significant management judgment is involved in estimating these variables, which include inherent uncertainties. A discount rate is applied to the cash flow estimates considering our cost of capital rate and specific country and industry risk factors. The cash flows of Chohung Bank’s reporting units were discounted using discount rates ranging from 11.52% to 16.12%.

      The sharp decline in the Korean financial industry during the second half of 2002 prompted a re-assessment of all key assumptions underlying our goodwill valuation judgments. As result of our review, we determined that goodwill impairment charges of W 115 billion and W 22 billion were required on the goodwill recorded in the brokerage and capital market units of Good Morning Shinhan Securities. The amount of these charges were equal to the difference between the carrying amount of goodwill and its implied fair value, which is based on the fair value of the net assets in respect of reporting units.

      The assumptions and conditions for goodwill and intangible assets reflect management’s best assumptions and estimates. However, these items involve inherent uncertainties, as described above, that may or may not be controllable by management. Economic and political conditions, such as movements in interest rates, delinquencies in Korea and tension with North Korea, represent uncertainties that are not controllable by management. As a result, if other assumptions and conditions had been used in the current period, the carrying amount of goodwill and other intangible assets could have been materially different. Furthermore, if management uses different assumptions, including the discount rates used to determine the implied fair value of reporting units, or if different conditions occur in future periods, future operating results could be materially impacted.

      Notes 3, 10 and 19 to our consolidated financial statements in “Item 18. Financial Statements — Notes to consolidated financial statements of Shinhan Financial Group” provide additional information related to goodwill and intangible assets.

Consolidation

      Under the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”), a variable interest entity (“VIE”) is consolidated by the company holding the variable interest that will absorb a majority of the VIE’s expected losses, or receive a majority of the expected residual returns, or both. The company that consolidates a VIE is referred to as the primary beneficiary. A variety of complex estimation processes involving both qualitative and quantitative factors are used to determine whether an entity is a variable interest entity, to analyze and calculate expected losses and expected residual returns, which involves estimating the future cash flows of the VIE and analyzing the variability in those cash flows, and allocating the losses and returns among the parties holding variable interests. Also, there is a significant amount of judgment required in interpreting the provisions of FIN 46 and applying them to specific transactions.

      In our case, FIN 46 applies to certain asset securitization transactions involving our corporate and consumer loans, financing activities conducted for corporate clients, including conduits that we administer and/or provide liquidity facilities, as well as for our own funding needs, for example, through issuance of our redeemable preferred stock in connection with our acquisition of Chohung Bank (see “— Off-balance sheet arrangements”), and investing activities conducted for our own account, such as beneficial certificates in investment trusts and for our customers, such as guaranteed trusts, entered into after January 31, 2003.

      Note 35 in “Item 18. Financial Statements — Notes to the consolidated financial statements of Shinhan Financial Group” provides additional information related to VIEs.

      In connection with certain asset securitization transactions, we do not sell assets to an entity referred to as a qualifying special-purpose entity (QSPE) as defined pursuant to the FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement 125.

Contingent Liabilities

      We are subject to contingent liabilities, including judicial, tax, regulatory and arbitration proceedings, recourse obligations related to loans sold to Korea Asset Management Corporation, contingent payments to the Korea Deposit Insurance Corporation related to our acquisition of Chohung Bank, commitments provided to our customers and other claims arising from the conduct of our business activities. We establish allowances against these contingencies in our financial statements based on our assessment of the probability of occurrence and our estimate of the obligation. We involve internal and external advisors, such as attorneys, consultants and other professionals, in assessing probability and in estimating any amounts involved. Throughout the life of a contingency, we or our advisors may learn of additional information that can affect our assessments about probability or about the estimates of amounts involved. Changes in these assessments can lead to changes in allowances recorded on our financial statements. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts provided in our financial statements for those claims.

      Note 30 in “Item 18. Financial Statements — Notes to the consolidated financial statements of Shinhan Financial Group” provides additional information related to the commitments and contingencies, and Note 3 to our consolidated financial statements describe our contingent considerations to the Korea Deposit Insurance Corporation in connection with our acquisition of Chohung Bank.

Stock Based Compensation

      We account for the stock-based compensation plans offered to the employees and key executives of Shinhan Financial Group, Shinhan Bank and Chohung Bank pursuant to FASB Statement No. 123, Accounting for Stock-Based Compensation. (“FAS 123”). Under the fair value recognition provisions of FAS 123, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense, adjusted for estimated forfeitures, over the vesting period. We value stock options using Black-Scholes option pricing model, which involves the assessment of various variables, including the level of risk-free interest rate, the average life of the stock options, the level of forfeitures, and the volatility and dividend rate of the underlying common stock. Our management applies judgments in assessing the variables used in the fair valuation process and also if certain external market variables are less readily available. Changes in model assumptions, market conditions and unexpected circumstances can affect the fair values of the stock options. Note 27 in “Item 18. Financial Statements — Notes to the consolidated financial statements of Shinhan Financial Group” provides additional information about our assumptions used in determining the fair value of stock options.

Income Taxes

      Income taxation charged to income is comprised of current and deferred tax. Current tax is calculated based on the taxable income at the prevailing applicable rates of taxation of the year that is payable in tax. Deferred taxation is provided for under the asset and liability method, at the current taxation rate, in respect of temporary timing differences between profit as computed for taxation purposes and profit as stated in the consolidated financial statements to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future. In forming a conclusion about whether a tax asset is recoverable in the foreseeable future, we use judgment in assessing the potential events and circumstances affecting future recoverability while at the same time considering past experience. If our interpretations or judgments differ from those of tax authorities with respect to the utilization of tax losses carried forward, the income tax provision may vary in future periods.

Average Balance Sheet and Volume and Rate Analysis

Average Balance Sheet and Related Interest

      The following table shows our average balances and interest rates, as well as the net interest spread, net interest margin and asset liability ratio, for the years ended December 31, 2001, 2002 and 2003.

	Year Ended December 31,

	2001					2002					2003

			Interest					Interest					Interest
	Average		Income/		Yield/	Average		Income/		Yield/	Average		Income/		Yield/
	Balance(1)		Expense		Rate	Balance(1)		Expense		Rate	Balance(1)		Expense		Rate

	(In billions of Won, except percentages)
Assets:
Interest-bearing deposits in banks	W	1,618	W	75	4.64%	W	1,181	W	49	4.15%	W	1,618	W	66	4.08%
Call loans and securities purchased under resale agreements		1,235		52	4.21		1,150		42	3.65		1,609		48	2.98
Trading assets		984		56	5.69		967		52	5.38		1,824		102	5.59
Securities(2)		11,501		965	8.39		11,143		749	6.72		17,053		928	5.44
Loans:(3)
Commercial and industrial		14,138		1,006	7.12		14,690		822	5.60		25,294		1,279	5.06
Other commercial		7,231		570	7.88		8,616		631	7.32		13,434		851	6.33
Lease financing		315		35	11.11		617		62	10.05		786		70	8.91

Total corporate		21,684		1,611	7.43		23,923		1,515	6.33		39,514		2,200	5.57

Mortgage and home equity		4,605		346	7.51		9,973		627	6.29		12,076		697	5.77
Other consumer		3,311		334	10.09		4,530		390	8.61		10,747		795	7.40
Credit cards		1,807		230	12.73		2,371		301	12.70		3,568		495	13.87

Total consumer		9,723		910	9.36		16,874		1,318	7.81		26,391		1,987	7.53

Total loans		31,407		2,521	8.03		40,797		2,833	6.94		65,905		4,187	6.35

Other interest-earning assets		414		25	6.04		154		10	6.49		—		—	—

Total interest-earning assets	W	47,159	W	3,694	7.83%	W	55,392	W	3,735	6.74%	W	88,009	W	5,331	6.06%

	Year Ended December 31,

	2001					2002					2003

			Interest					Interest					Interest
	Average		Income/		Yield/	Average		Income/		Yield/	Average		Income/		Yield/
	Balance(1)		Expense		Rate	Balance(1)		Expense		Rate	Balance(1)		Expense		Rate

	(In billions of Won, except percentages)
Non-interest-earning assets:
Cash and cash equivalents		975		—			1,201		—			2,165		—
Other assets		4,526		—			5,951		—			5,990		—

Total assets	W	52,660	W	3,694		W	62,544	W	3,735		W	96,164	W	5,331

Liabilities:
Interest-bearing deposits:
Interest-bearing demand deposits	W	182	W	2	1.10%	W	432	W	6	1.39%	W	2,653	W	37	1.39%
Savings deposits		8,121		205	2.52		9,924		184	1.85		15,922		232	1.46
Certificates of deposit		2,343		128	5.46		3,146		154	4.90		4,955		220	4.44
Other time deposits		16,714		1,120	6.70		19,468		956	4.91		27,780		1,164	4.19
Mutual installment deposits		1,493		107	7.17		1,664		101	6.07		2,110		113	5.36

Total interest-bearing deposits		28,853		1,562	5.41		34,634		1,401	4.05		53,420		1,766	3.31

Short-term borrowings		7,217		338	4.68		7,226		253	3.50		11,400		322	2.82
Secured borrowings		4,014		248	6.18		4,508		243	5.39		5,331		207	3.88
Long-term debt		3,560		255	7.16		6,184		391	6.32		13,736		703	5.12
Other interest-bearing liabilities		305		36	11.80		384		17	4.43		—		—	—

Total interest bearing liabilities	W	43,949	W	2,439	5.55%	W	52,936	W	2,305	4.35%	W	83,887	W	2,998	3.57%

Non-interest-bearing liabilities:
Non-interest-bearing deposits		821		—			982		—			1,002		—
Trading liabilities		302		—			424		—			290		—
Acceptance outstanding		2,658		—			2,515		—			1,416		—
Accrued expenses and other liabilities		1,856		—			2,003		—			5,765		—
Minority interest		—		—			—		—			428		—
Redeemable convertible preferred stock		—		—			—		—			263		—
Stockholders’ equity		3,074		—			3,684		—			3,113		—

Total liabilities and stockholders’ equity	W	52,660	W	2,439		W	62,544	W	2,305		W	96,164	W	2,998

Net interest spread(4)				2.28%					2.39%					2.48%
Net interest margin(5)				2.66%					2.58%					2.65%
Average asset liability ratio(6)				107.30%					104.64%					104.91%

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank, Chohung Bank and Jeju Bank and (b) quarterly balances for other subsidiaries.

(2)	The average balance and yield on securities are based on amortized cost. The yield on the available-for-sale portfolio is based on average historical cost balances, therefore, the yield information does not give effect to changes in fair value that are reflected as a component of stockholders’ equity.

(3)	Non-accruing loans are included in the respective average loan balances. Income on such non-performing loans is no longer recognized from the date the loan is placed on nonaccrual status. We reclassify loans as accruing when interest (including default interest) and principal payments are current.

(4)	The difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities.

(5)	The ratio of net interest income to average interest-earning assets.

(6)	The ratio of average interest-earning assets to average interest-bearing liabilities.

Analysis of Changes in Net Interest Income — Volume and Rate Analysis

      The following tables provide an analyses of changes in interest income, interest expense and net interest income between changes in volume and changes in rates for (i) 2002 compared to 2001 and (ii) 2003 compared to 2002. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities in proportion to absolute volume and rate change. The variance caused by the change in both volume and rate has been allocated in proportion to the absolute volume and rate change.

	From 2001 to 2002
	Interest Increase (Decrease)
	Due to Change in

	Volume		Rate		Change

	(In billions of Won)
Increase (decrease) in interest income
Interest-bearing deposits in banks	W	(19)	W	(7)	W	(26)
Call loans and securities purchased under resale agreements		(3)		(7)		(10)
Trading assets		(1)		(3)		(4)
Securities		(29)		(187)		(216)
Loans:
Commercial and industrial		38		(222)		(184)
Other commercial		104		(43)		61
Lease financing		31		(4)		27

Total corporate		173		(269)		(96)

Mortgage and home equity		346		(65)		281
Other consumer		110		(54)		56
Credit cards		72		(1)		71

Total consumer		528		(120)		408

Total loans		701		(389)		312

Other interest-earning assets		(17)		2		(15)

Total interest income		632		(591)		41

Increase (decrease) in interest expense
Interest bearing deposits:
Demand deposits		3		1		4
Savings deposits		40		(61)		(21)
Certificates of deposit		40		(14)		26
Other time deposits		166		(330)		(164)
Mutual installment deposits		11		(17)		(6)

Total interest-bearing deposits		260		(421)		(161)

	From 2001 to 2002
	Interest Increase (Decrease)
	Due to Change in

	Volume		Rate		Change

	(In billions of Won)
Short-term borrowings		—		(85)		(85)
Secured borrowings		29		(34)		(5)
Long-term debt		169		(33)		136
Other interest-bearing liabilities		8		(27)		(19)

Total interest expense		466		(600)		(134)

Net increase (decrease) in net interest income	W	166	W	9	W	175

	From 2002 to 2003
	Interest Increase (Decrease)
	Due to Change in

	Volume		Rate		Change

	(In billions of Won)
Increase (decrease) in interest income
Interest-bearing deposits in banks	W	18	W	(1)	W	17
Call loans and securities purchased under resale agreements		15		(9)		6
Trading assets		48		2		50
Securities		342		(163)		179
Loans:
Commercial and industrial		543		(86)		457
Other commercial		314		(94)		220
Lease financing		16		(8)		8

Total corporate		873		(188)		685

Mortgage and home equity		124		(54)		70
Credit cards		164		30		194
Other consumer		467		(62)		405

Total consumer		755		(86)		669

Total loans		1,628		(274)		1,354

Other interest-earning assets		(10)		—		(10)

Total interest income		2,041		(445)		1,596

	From 2002 to 2003
	Interest Increase (Decrease)
	Due to Change in

	Volume		Rate		Change

	(In billions of Won)
Increase (decrease) in interest expense
Interest bearing deposits:
Demand deposits		31		—		31
Savings deposits		94		(46)		48
Certificates of deposit		81		(15)		66
Other time deposits		364		(156)		208
Mutual installment deposits		25		(13)		12

Total interest-bearing deposits		595		(230)		365

Short-term borrowings		125		(56)		69
Secured borrowings		39		(75)		(36)
Long-term debt		399		(87)		312
Other interest-bearing liabilities		(17)		—		(17)

Total interest expense		1,141		(448)		693

Net increase (decrease) in net interest income	W	900	W	3	W	903

Operating Results

2003 Compared to 2002

Net Interest Income

      The following table shows, for the periods indicated, the principal components of our net interest income.

	Year Ended December 31,

	2002		2003		% Change

	(In billions of Won, except
	percentages)
Interest and dividend income:
Interest and fees on loans	W	2,833	W	4,187	47.8%
Interest and dividends on securities		749		928	23.9
Trading assets		52		102	96.2
Other interest income		101		114	12.9

Total interest and dividend income	W	3,735	W	5,331	42.7%

Interest expense:
Interest on deposits	W	1,401	W	1,766	26.1%
Interest on short-term borrowings		253		315	24.5
Interest on secured borrowings		243		207	(14.8)
Interest on long-term debt		391		703	79.8
Other interest expense		17		7	(58.8)

Total interest expense		2,305		2,998	30.1

Net interest income	W	1,430	W	2,333	63.1%

Net interest margin(1)		2.58%		2.65%

N/M = not meaningful.

Note:

(1)	The ratio of net interest income to average interest earning assets. See “— Average Balance Sheet and Volume and Rate Analysis — Average Balance Sheet and Related Interest.”

      Interest and dividend income. The 42.7% increase in interest and dividend income is primarily due to the 47.8% increase in interest and fees on loans. The average balance of our interest earning assets increased 58.9% from W 55,392 billion in 2002 to W 88,009 billion in 2003, principally as a result of our acquisition of Chohung Bank in August 2003, which more than offset a 68 basis point decline in average yields from 6.74% in 2002 to 6.06% in 2003.

      The 47.8% increase in interest and fees on loans was primarily a result of:

•	a 72.2% increase in commercial and industrial loans from W 14,690 billion in 2002 to W 25,294 billion in 2003, partially offset by a decline of 54 basis points in the average yield on such loans from 5.60% in 2002 to 5.06% in 2003.

•	a 137.2% increase in other consumer loans from W 4,530 billion in 2002 to W 10,747 billion in 2003, partially offset by a decline of 121 basis points in the average yield on such loans from 8.61% in 2002 to 7.40% in 2003.

      The average volume of our loans increased as a result of our acquisition of Chohung Bank in August 2003 and, to a lesser extent, increased consumer loan demand in Korea. Our average yield on loans decreased by 59 basis points from 6.94% to 6.35% primarily as a result of the general decline in market interest rates during the periods under review. Our average volume growth in consumer loans, in particular other consumer loans, is primarily due to our acquisition of Chohung Bank in August 2003 and, to a lesser extent, increased demand for unsecured consumer lending by households and small unincorporated businesses. The average volume growth in corporate loans is a result of our acquisition of Chohung Bank in August 2003 and, to a lesser extent, increased lending to small-and medium-sized enterprises.

      Interest and dividends on investment securities increased 23.9% from W 749 billion in 2002 to W 928 billion in 2003. Approximately 82.4% of our securities portfolio consists of debt securities issued or guaranteed by the Korean government or government-controlled entities and debt securities issued by financial institutions and other Korean banks as of December 31, 2003. The increase in interest and dividends on investment securities in 2003 was primarily due to an increase in average volume of our investment securities as a result of our acquisition of Chohung Bank in August 2003, which more than offset a decline in average yields from 6.72% in 2002 to 5.44% in 2003. The principal reason for the decline in gross yields on these securities is the general decline in market interest rates.

      Interest Expense. Interest expense increased 30.1% from W 2,305 billion in 2002 to W 2,998 billion in 2003, primarily due to a 26.1% increase in interest on deposits and a 79.8% increase in interest on long-term debt.

      The 26.1% increase in interest expense on deposits from W 1,401 billion in 2002 to W 1,766 billion in 2003 was primarily the result of a 54.2% increase in average volume of interest bearing deposits from W 34,634 billion in 2002 to W 53,420 billion in 2003, partially offset by a decline of 74 basis points in the cost of interest bearing deposits from 4.05% in 2002 to 3.31% in 2003. The principal reason for the increase in average volume of interest bearing deposits is our acquisition of Chohung Bank in 2003. The principal reason for the decline in interest rates payable on these liabilities is the general decline in market interest rates. The average interest rate paid on our time deposits other than certificates of deposit, which accounted for 52.0% of our average interest-bearing deposits in 2003, decreased from 4.91% in 2002 to 4.19% in 2003 primarily due to a general decline in market interest rates in 2003. The average interest rate paid on our savings deposits, which accounted for 29.8% of our average interest-bearing deposits in 2003, decreased from 1.85% in 2002 to 1.46% in 2003.

      The 58.5% increase in average balance of our interest bearing liabilities was primarily due to a 54.2% increase in average interest-bearing deposits. The 54.2% increase in average interest-bearing deposit volume from W 34,634 billion in 2002 to W 53,420 billion in 2003 was due to a 42.7% increase in average volume of other time deposits from W 19,468 billion in 2002 to W 27,780 billion in 2003 and a 60.4% increase in average volume of savings deposits from W 9,924 billion in 2002 to W 15,922 billion in 2003, resulting from our acquisition of Chohung Bank in 2003.

      The 79.8% increase in interest expense on long-term debt was due to a 122.1% increase in average long-term debt from W 6,184 billion in 2002 to W 13,736 billion in 2003 resulting from our acquisition of Chohung Bank in 2003, partially offset by a 120 basis point decline in average interest rates paid on our long-term debt from 6.32% in 2002 to 5.12% in 2003, reflects a continued decline in the market interest rates during the period under review.

      The 24.5% increase in interest on short-term borrowings was primarily a result of a 57.8% increase in average short-term borrowings from W 7,226 billion in 2002 to W 11,400 billion in 2003, resulting from our acquisition of Chohung Bank in 2003, partially offset by a 68 basis point decline in average interest rates paid on our short-term borrowings from 3.50% in 2002 to 2.82% in 2003, reflecting a continued decline in the market interest rates during the period under review.

      Interest expense is expected to increase as the full-year effect of our acquisition of Chohung Bank materializes in 2004.

      Net interest margin. Net interest margin represents the ratio of net interest income to average interest earning assets. As net interest income increased 63.1% from W 1,430 billion in 2002 to W 2,333 billion in 2003 and the average volume of our interest earning assets increased 58.9% from W 55,392 billion in 2002 to W 88,009 billion in 2003, our overall net interest margin increased 7 basis points from 2.58% in 2002 to 2.65% in 2003.

Provision for Loan Losses

      Our provision for loan losses increased 328.4% from W 236 billion in 2002 to W 1,011 billion in 2003 reflecting our acquisition of Chohung Bank whose quality of loan portfolio has continued to experience deterioration and increased amount of charge-offs in our corporate and credit card lending portfolios.

      The following table sets forth for the periods indicated the components of provision for loan losses by product type.

	As of December 31,

	2002		2003		% Change

	(In billions of Won, except
	percentages)
Corporate	W	(6)	W	428	N/M
Mortgages and home equity		23		1	(95.7)%
Other consumer		53		63	18.9
Credit cards		166		519	212.7

Total provision for loan losses	W	236	W	1,011	328.4%

N/M =	not meaningful.

      Our provision for loan losses against corporate loans increased from W (6) billion in 2002 to W 428 billion in 2003 primarily due to our acquisition of Chohung Bank and a deterioration of the asset quality of our corporate loans, primarily to small- and medium-sized enterprises customers. Our loan loss allowance against corporate loans increased 182.1% from W 728 billion as of December 31, 2002 to W 2,054 billion as of December 31, 2003 for the same reason. Non-performing corporate loans rose from W 417 billion as of December 31, 2002 to W 1,305 billion as of December 31, 2003, representing 1.6% and 2.4% of the total corporate loan portfolio respectively. Total net charge offs rose 442.6% from W 61 billion in 2002 to W 329 billion in 2003 due to charge-offs of loans to SK Networks.

      Our provision for loan losses against mortgage and home equity loans decreased 95.7% from W 23 billion as of December 31, 2002 to W 1 billion as of December 31, 2003 primarily due to improved loss severity. Our loan loss allowance against mortgage and home equity loans increased 76.7% from W 30 billion as of December 31, 2002 to W 53 billion as of December 31, 2003 primarily as a result of our acquisition of Chohung Bank. Our mortgage and home equity loans have increased 77.8% from W 11,539 billion as of December 31, 2002 to W 20,517 billion as of December 31, 2003 reflecting our acquisition of Chohung Bank. The ratio of non-performing loans to total loans within this portfolio rose from 0.3% in 2002 to 0.6% reflecting our acquisition of Chohung Bank whose mortgage and home equity loan portfolio has a higher ratio of non-performing loans. Our provisions and allowances continue to be lower than the allowances recognized in other countries and the United States, reflecting its relatively low loan to value lending criteria. Net-charge offs increased.

      Our provision for loan losses against other consumer loans increased 18.9% from W 53 billion in 2002 to W 63 billion in 2003 primarily reflecting increased delinquencies during 2003 and the increased size of the portfolio. Other consumer loans have increased 193.8% from W 4,962 billion as of December 31, 2002 to W 14,580 billion as of December 31, 2003. The allowance for loan losses has increased 1,016.9% from W 59 billion as of December 31, 2002 to W 659 billion as of December 31, 2003 reflecting our acquisition of Chohung Bank and increased levels of delinquencies within the portfolio. The ratio of non-performing loans to total loans within this portfolio rose from 0.4% as of December 31, 2002 to 1.6% as of December 31, 2003 due to a deterioration in asset quality of this portfolio.

      Our provision for loan losses against credit cards increased 212.7% from W 166 billion in 2002 to W 519 billion in 2003 reflecting increased delinquencies during 2003 and an increase in the size of the portfolio. The level of net charge-offs within the credit card portfolio have increased from W 43 billion in 2002 to W 696 billion in 2003 reflecting our acquisition of Chohung Bank and increased level of delinquencies within the portfolio. Our credit card balances resulted in a 121.2% increase from W 2,763 billion as of December 31, 2002 to W 6,112 billion as of December 31, 2003. Our allowance has increased 383.2% from W 179 billion to W 865 billion due to the increase in volume as well as higher delinquencies. The ratio of non-performing loans to total loans within this portfolio increased from 1.7% as of December 31, 2002 to 2.8% as of December 31, 2003.

Noninterest Income

      The following table sets forth for the periods indicated the components of our noninterest income.

	As of December 31,

	2002		2003		% Change

	(In billions of Won,
	except percentages)
Commissions and fees from non-trust management:
Brokerage fees and commissions(1)	W	170	W	260	52.9%
Other fees and commissions(2)		304		580	90.8
Net trust management fees(3)		129		59	(54.3)
Net trading profits		88		72	(18.2)
Net gains (losses) on securities		143		(128)	N/M
Other(4)		203		275	35.5

Total noninterest income	W	1,037	W	1,118	7.8%

N/M = not meaningful.

Notes:

(1)	Consists of commissions, fees and markup on securities brokerage activities.

(2)	Includes commissions received on remittance, commissions received on imports and export letters of credit and commissions received from foreign exchange transactions.

(3)	Consists principally of fees from management of trust accounts in our banking operations.

(4)	Includes primarily gain on disposal of premise and equipment and gain on foreign exchange spot contracts.

      The 7.8% increase in noninterest income was attributable primarily to a 77.2% increase in commissions and fees from non-trust management activities, consisting principally of commissions, fees and markup on securities brokerage activities such as fees from brokerage services, primarily as a result of our acquisition of Chohung Bank, which more than offset

•	a 54.3% decrease in net trust management fees due primarily to a shift in trust account volume from trust account products that carry higher management fees such as household long-term trusts to those with lower management fees such as specified money trusts; and

•	our recording a W 128 billion of net loss on securities in 2003 as compared to a W 143 billion of net gain in 2002, primarily reflecting impairment losses in 2003 relating to our securities exposure to LG Card, Hyundai Engineering & Construction and Ssangyong Cement Industrial and unusually large gains from dispositions of securities in 2002 which did not recur in 2003.

Noninterest Expenses

      The following table shows, for the periods indicated, the components of our noninterest expense.

	Year Ended December 31,

	2002		2003		% Change

	(In billions of Won, except
	percentages)
Employee compensation and severance benefits	W	357	W	544	52.4%
Depreciation and amortization		104		247	137.5
General and administrative expenses		410		553	34.9
Impairment loss on goodwill		137		—	(100.0)
Write-down of other investments		31		40	29.0
Credit card fees		45		90	100.0
Other(1)		218		463	112.4

Total noninterest expenses	W	1,302	W	1,937	48.8%

N/A =	not applicable.

Note:

(1)	Includes other taxes, fees and losses from sale of tangible assets.

      The 48.8% increase in noninterest expenses was primarily due to:

•	a 34.9% increase in general and administrative expenses primarily attributable to increases in employee welfare expenses and advertisement and marketing expenses to promote our corporate brand image as an integrated financial holding company;

•	a 52.4% increase in employee compensation and severance benefits primarily due to an increase in our labor force following our acquisition of Chohung Bank and the introduction of employee stock ownership plans by our holding company in 2003; and

•	a 112.4% increase in other expenses, primarily reflecting commissions paid on collection of over due loans and deposit insurance premiums paid to the Korea Deposit Insurance Corporation,

which more than offset a W 137 billion of an impairment loss on goodwill recorded in 2002 resulting from our acquisition of Good Morning Securities as described under “— Financial Impact of Acquisitions — Acquisition of Good Morning Securities”.

Income Tax Expense

      Income tax expense decreased from W 320 billion in 2002 to W 247 billion in 2003 as a result of our decreased income. The statutory tax rate was 29.7% in both 2002 and 2003.

      Our effective rate of income tax increased to 45.1% in 2003 from 34.8% in 2002 primarily due to a decrease in deferred tax assets and a corresponding increase in income tax expense resulting from the anticipated reduction of statutory tax rate from the current 29.7% to 27.5% beginning January 1, 2005.

Net Income Before Extraordinary Item

      As a result of the foregoing, our net income before extraordinary items decreased by 53.3% from W 589 billion in 2002 to W 275 billion in 2003.

2002 Compared to 2001

Net Interest Income

      The following table shows, for the periods indicated, the principal components of our net interest income.

	Year Ended December 31,

	2001		2002		% Change

	(In billions of Won,
	except percentages)
Interest and dividend income:
Interest and fees on loans	W	2,521	W	2,833	12.4%
Interest and dividends on investment securities		965		749	(22.4)
Trading assets		56		52	(6.9)
Other interest income		152		101	(33.7)

Total interest and dividend income	W	3,694	W	3,735	1.1%

Interest expense:
Interest on deposits	W	1,562	W	1,401	(10.3)%
Interest on short-term borrowings		338		253	(25.3)
Interest on secured borrowings		248		243	(2.0)
Interest on long-term debt		255		391	52.9
Other interest expense		36		17	(51.6)

Total interest expense		2,439		2,305	(5.5)

Net interest income	W	1,255	W	1,430	13.9%

Net interest margin(1)		2.66%		2.58%	N/M

N/M = not meaningful.

Note:

(1)	The ratio of net interest income to average interest earning assets. See “— Average Balance Sheet and Volume and Rate Analysis — Average Balance Sheet and Related Interest.”

      Interest and dividend income. The 1.1% increase in interest and dividend income is primarily due to the 12.4% increase in interest and fees on loans, which was substantially offset by a 22.4% decrease in interest and dividends on investment securities. The average balance of our interest earning assets increased 17.5% from W 47,159 billion in 2001 to W 55,392 billion in 2002, principally as a result of growth in mortgage and home equity loans and credit cards, which more than offset a 109 basis point decline in average yields from 7.83% in 2001 to 6.74% in 2002.

      The 12.4% increase in interest and fees on loans was primarily a result of:

•	a 116.6% increase in average volume of mortgage and home equity loans from W 4,605 billion in 2001 to W 9,973 billion in 2002, and partially offset by a decline of 122 basis points in the average yield on such loans from 7.51% in 2001 to 6.29% in 2002;

•	a 31.2% increase in average volume of credit cards from W 1,807 billion in 2001 to W 2,371 billion in 2002; and

•	a 3.9% increase in average volume of commercial and industrial loans from W 14,138 billion in 2001 to W 14,690 billion in 2002, which was more than offset by a decline of 152 basis points in the average yield on such loans from 7.12% in 2001 to 5.60% in 2002.

      The average volume of our loans increased as a result of increased consumer loan demand in Korea. Our average yield on loans decreased by 109 basis points from 8.03% to 6.94% as a result of the continued decline in the general levels of interest rates in Korea during the periods under review. Our average volume growth in consumer loans, in particular mortgage and home equity loans and credit cards, is primarily due to our increased efforts to market these consumer loans. The average volume growth in corporate loans is a result of our increased efforts to market loans to small- and medium-sized enterprises.

      Interest and dividends on investment securities decreased 22.4% from W 965 billion in 2001 to W 749 billion in 2002. Approximately 61.1% of our securities portfolio consists of debt securities issued or guaranteed by the Korean government or government-controlled entities and debt securities issued by financial institutions and other Korean banks as of December 31, 2002. The decrease in interest and dividends on securities in 2002 was primarily due to a decline in average yields on our investment securities from 8.39% in 2001 to 6.72% in 2002. The principal reason for the decline in gross yields on these securities is the general decline in market interest rates.

      The overall increase in interest and dividend income for 2002 is expected to continue in 2003 with moderate increases in consumer lending, in particular mortgages and home equity lending and lending to small unincorporated businesses, and increased lending to small- and medium-sized enterprises being partially offset by lower credit card lending and by lower average lending rates due to the low interest rate environment and intense competition.

      Interest Expense. Interest expense decreased 5.5% from W 2,439 billion in 2001 to W 2,305 billion in 2002, primarily due to a 10.3% decrease in interest on deposits and a 25.3% decrease in interest on short-term borrowings, partially offset by a 52.9% increase in interest on long-term debt.

      The 10.3% decrease in interest on deposits from W 1,562 billion in 2001 to W 1,401 billion in 2002 was primarily the result of a decline of 136 basis points in the cost of interest bearing deposits from 5.41% in 2001 to 4.05% in 2002, partially offset by a 20.0% increase in average volume of interest bearing deposits from W 28,853 billion in 2001 to W 34,634 billion in 2002. The principal reason for the decline in interest rates payable on these liabilities is the general decline in market interest rates. The average interest rate paid on our time deposits other than certificates of deposit, which accounted for 36.8% of our average interest-bearing liabilities in 2002, decreased from 6.70% in 2001 to 4.91% in 2002 primarily due to a general decline in market interest rates in 2002 and also due to the fact that most of our other time deposits that carry higher interest rates matured in 2001. The average interest rate paid on our savings deposits, which accounted for 18.7% of our average interest-bearing liabilities in 2002, decreased from 2.52% in 2001 to 1.85% in 2002.

      The 20.4% increase in average balance of our interest bearing liabilities was primarily due to a 20.0% increase in average interest-bearing deposits. The 20.0% increase in average interest-bearing deposit volume from W 28,853 billion in 2001 to W 34,634 billion in 2002 was due to a 16.5% increase in average volume of other time deposits from W 16,714 billion in 2001 to W 19,468 billion in 2002 and a 22.2% increase in average volume of savings deposits from W 8,121 billion in 2001 to W 9,924 billion in 2002, reflecting the inflow of highly liquid funds into short-term deposits for lack of investment opportunities in light of stock market conditions and, to a lesser extent, the effects from our acquisition of Jeju Bank in 2002.

      The 25.3% decrease in interest on short-term borrowings was primarily a result of a decline of 118 basis points in average interest rates paid on our short-term borrowings from 4.68% in 2001 to 3.50% in 2002, reflecting a continued decline in the market interest rates during the period under review.

      The 52.9% increase in interest expense on long-term debt was due to a 73.7% increase in average long-term debt from W 3,560 billion in 2001 to W 6,184 billion in 2002 as a result of issuance of long-term bonds by Shinhan Bank in 2002, partially offset by a decrease in average interest rates. These bonds were issued primarily to fund increased mortgage and home equity lending volumes which exceeded the growth of our deposit base.

      Interest expense is expected to increase in line with the portfolio expansion and to continue to benefit from the low interest rate environment.

      Net interest margin. Net interest margin represents the ratio of net interest income to average interest earning assets. As net interest income increased 13.9% from W 1,255 billion in 2001 to W 1,430 billion in 2002 and the average volume of our interest earning assets increased 17.5% from W 47,159 billion in 2001 to W 55,392 billion in 2002, our overall net interest margin decreased 8 basis points from 2.66% in 2001 to 2.58% in 2002. This decline is attributable to transfers of W 769 billion and W 1,757 billion in 2001 and 2002, respectively, of average interest-earning securities by Shinhan Bank to asset management companies, principally to Shinhan BNP Paribas Investment Trust Management, an affiliate of ours not subject to consolidation, in return for beneficiary certificates which are reflected as non-interest-earning assets in our consolidated financial statements. Absent this transfer, the net interest margin would have remained approximately the same during the periods under review. This stability reflects the fact that the impact of a substantial increase in mortgage and home equity lending, which generally carries a lower yield, and higher levels of long-term borrowing at rates generally higher than deposit rates, were offset by increases in higher rate consumer and credit card lending and a widening spread across all lending categories.

Provision for Loan Losses

      Our provision for loan losses decreased from W 411 billion in 2001 to W 236 billion in 2002 reflecting an overall improvement in the quality of our corporate loan portfolio that was partially offset by higher allowance levels for credit card and consumer loans and the higher allowance in 2002 relating to our exposure to SK Networks.

      The following table sets forth for the periods indicated the components of provision for loan losses by product type.

	As of December 31,

	2001		2002		% Change

	(In billions of Won,
	except percentages)
Corporate	W	331	W	(6)	N/M
Mortgages and home equity		8		23	187.5%
Other consumer		18		53	194.4
Credit cards		54		166	207.4

Total provision for loan losses	W	411	W	236	(42.6)%

N/M =	not meaningful.

      Our provision for loan losses against corporate loans fell from W 331 billion in 2001 to W (6) billion in 2002 primarily due to W 228 billion of new loans provided to Hynix Semiconductor in 2001 that were subsequently charged off in the same year, based on events occurring during the year. Total net-charge offs fell 90.0% from W 610 billion in 2001 to W 61 billion in 2002 due to a small number of large exposures, including Hynix, being deemed uncollectible in 2001, based on events occurring during that year.

      The provision for loan losses against SK Networks increased from W 15 billion in 2001 to W 58 billion in 2002 reflecting the increase in loans provided to the company from 2000 until 2002. Our loans to SK Networks were reclassified from normal to substandard following discovery of accounting irregularities in March 2003 where management of the company had been concealing liabilities of the company for several years. We classified our loans to SK Networks as substandard and therefore impaired as of December 31, 2002 and earlier years since the nature of these accounting irregularities would have caused the loans to SK Networks to have been classified as substandard in those earlier periods had information as to the true financial condition of the company been known at that time. The additional provision for loan losses against our impaired loans to former Hyundai Group companies was W 255 billion in 2001 reflecting increases in provisions against Inchon Oil Refinery and Hynix Semiconductor. Some of these additional provisions against Hynix Semiconductor were also charged off during the same year. The additional provision of W 26 billion in 2002 reflects an increase in provisions against Hyundai Merchant Marine and Inchon Oil Refinery that was partially offset by a reduction in the allowance against Hyundai Petrochemical.

      Our loan loss allowance against corporate loans increased 15.0% from W 633 billion as of December 31, 2001 to W 728 billion as of December 31, 2002. The increase in allowance reflects an increase of 24.0% in the overall size of the portfolio from W 20,805 billion as of December 31, 2001 to W 25,788 billion as of December 31, 2002, inherited allowances related to acquisition of subsidiaries, the reacquisition of impaired loans from the Korea Asset Management Corporation and increases in exposures to certain impaired borrowers such as SK Networks. The increase is partially mitigated by an overall increase in the quality of the portfolio. Non-performing corporate loans fell from W 470 billion as of December 31, 2001 to W 417 billion as of December 31, 2002, representing 2.3% and 1.6% of the total corporate loan portfolio respectively.

      The allowance for loan losses against SK Networks increased 92.0% from W 63 billion as of December 31, 2001 to W 121 billion as of December 31, 2002 reflecting the increase in our loans to the company from W 198 billion to W 323 billion, respectively and the continual decline in financial condition of the company over that period. The allowance for loan losses against former Hyundai Group companies fell 29.5% from W 139 billion as of December 31, 2001 to W 98 billion as of December 31, 2002 primarily due to a reduction in our allowance against Hynix Semiconductor and Hyundai Petrochemical.

      Our provision for loan losses against mortgage and home equity loans increased 187.5% from W 8 billion as of December 31, 2001 to W 23 billion as of December 31, 2002 primarily due to an increase in the size of the portfolio. Our loan loss allowance against mortgage and home equity loans increased 233.3% from W 9 billion in 2001 to W 30 billion in 2002 for the same reason. Our mortgage and home equity loans have increased 59.1% from W 7,253 billion as of December 31, 2001 to W 11,539 billion as of December 31, 2002 reflecting our strategy on expanding this area of our business. The ratio of non-performing loans to total loans within this portfolio fell from 0.4% in 2001 to 0.3% in 2002 reflecting the overall improvement in credit quality. Our provisions and allowances continue to be lower than the allowances recognized in other countries and the United States, reflecting our relatively low loan to value lending criteria. Net-charge offs remained constant at W 2 billion for both years.

      Our provision for loan losses against other consumer loans increased 194.4% from W 18 billion in 2001 to W 53 billion in 2002 primarily reflecting increased delinquencies within 2002 and the size of the portfolio. Other consumer loans have increased 36.8% from W 3,537 billion as of December 31, 2001 to W 4,962 billion as of December 31, 2002 primarily due to our strategy to expand this activity. The allowance for loan losses has increased 168.2% from W 22 billion as of December 31, 2001 to W 59 billion as of December 31, 2002 reflecting increased levels of delinquencies within the portfolio. The ratio of non-performing loans to total loans within this portfolio fell from 0.5% as of December 31, 2001 to 0.4% as of December 31, 2002 due to the increase in the size of the portfolio, rather than any improvement in the credit quality of these loans which continues to experience credit quality problems.

      Our provision for loan losses against credit cards increased 207.4% from W 54 billion in 2001 to W 166 billion in 2002 reflecting increased delinquencies within 2002 and an increase in the size of the portfolio. The level of net charge-offs within the credit card portfolio have also increased from W 32 billion in 2001 to W 43 billion in 2002 reflecting the higher delinquency problems. We continued to focus on expanding our credit card business in 2002 that has resulted in an increase of 33.5% in loan balances from W 2,070 billion as of December 31, 2001 to W 2,763 billion as of December 31, 2002. Our allowance has increased 219.6% from W 56 billion to W 179 billion due to growth in the portfolio but primarily due to the significantly higher level of delinquencies within the portfolio, consistent with the experiences of other credit card providers within the industry. The ratio of non-performing loans to total loans within this portfolio increased from 0.8% as of December 31, 2001 to 1.7% as of December 31, 2002.

Noninterest Income

      The following table sets forth for the periods indicated the components of our noninterest income.

	As of December 31,

	2001		2002		% Change

	(In billions of Won,
	except percentages)
Commissions and fees from non-trust management:
Brokerage fees and commissions(1)	W	42	W	170	301.3%
Other fees and commissions(2)		228		304	33.5
Net trust management fees(3)		135		129	(4.2)
Net trading profits		7		88	1,145.8
Net gains on securities		97		143	47.4
Other(4)		123		203	65.0

Total noninterest income	W	632	W	1,037	64.2%

Notes:

(1)	Consists of commissions, fees and markup on securities brokerage activities.

(2)	Includes commissions received on remittance, commissions received on imports and export letters of credit and commissions received from foreign exchange transactions.

(3)	Consists principally of fees from management of trust accounts in our banking operations.

(4)	Includes primarily gain on disposal of premise and equipment and gain on foreign exchange spot contracts.

      The 64.2% increase in noninterest income was attributable primarily to:

•	a 75.6% increase in commissions and fees from non-trust management activities, consisting principally of commissions, fees and markup on securities brokerage activities such as fees from brokerage services, primarily as a result of our acquisition of Good Morning Securities and the resulting growth in brokerage business volume;

•	a 47.4% increase in net gain on securities primarily due to a W103 billion in net realized gains from disposal of securities as market interest rates continue to decline, partially offset by a W 20 billion increase in impairment loss recognized on debt securities of SK Networks in our securities portfolio;

•	a 1,145.8% increase in net trading profits from increased net trading gains on derivative instruments of W 71 billion as volume trading of derivatives nearly doubled during the periods under review, primarily due to the growth in the derivatives market and the resulting increase in transactions with our customers; and

•	a 65.0% increase in other noninterest income, which consists mostly of income from sale of properties, plants and equipments and foreign exchange spot contracts, primarily due to an increase of financial lease assets.

     Noninterest Expenses
      The following table shows, for the periods indicated, the components of our noninterest expense.

	Year Ended December 31,

	2001		2002		% Change

	(In billions of Won, except
	percentages)
Employee compensation and severance benefits	W	239	W	357	49.3%
Depreciation and amortization		68		104	52.9
General and administrative expenses		279		409	46.6
Impairment loss on goodwill		—		137	N/M
Write-down of other investments		47		31	(34.0)
Other(1)		195		264	35.4

Total noninterest expenses	W	828	W	1,302	57.2%

N/M = not meaningful.

Note:

(1)	Includes credit card fees, which consist principally of expenses related to awarding mileages and bonus points to credit card customers and fees and commissions paid to our member merchants, other taxes, fees and losses from sale of tangible assets.

      The 57.2% increase in noninterest expenses was primarily due to:

•	a 46.6% increase in general and administrative expenses primarily attributable to increases in employee welfare expenses and advertisement and marketing expenses to promote our corporate brand image as an integrated financial holding company;

•	a 49.3% increase in employee compensation and benefits primarily due to (i) increased employee compensation and severance and bonus payments of a one-time nature resulting from the acquisition of Good Morning Securities, (ii) an increase in average salaries and wages; and

•	a W 137 billion of an impairment loss on goodwill recorded in 2002 resulting from our acquisition of Good Morning Securities as described under “— Financial Impact of Acquisitions — Acquisition of Good Morning Securities”.

Income Tax Expense

      Income tax expense increased from W 223 billion in 2001 to W 320 billion in 2002 as a result of our increased income. The statutory tax rate was 30.8% in 2001 and 29.7% in 2002.

      Our effective rate of income tax remained relatively constant at 34.8% in 2002 as compared to 34.1% in 2001.

Net Income Before Extraordinary Item

      The 36.3% increase in net income before extraordinary item from W 432 billion in 2001 to W 589 billion in 2002 was primarily due to lower provisions. During 2001, Shinhan Bank experienced a number of net write-offs of large corporate loans deemed uncollectible. The absence of such write-offs in 2002 was partially offset by higher provisions for credit card delinquencies reflecting increased lending and a decline in credit quality and provisions with respect to SK Networks. Aside from provisions, the significant growth in mortgage and home equity loans contributed to the increase in net income, although at lower margins. This increase was partially offset by increased noninterest expense for wages, advertising and an impairment loss on goodwill.

Business Outlook

      As a result of reduced domestic consumption, increase in credit card and other consumer loan delinquencies, lower levels of investments by corporations, increased unemployment, together with the on-going tensions between the United States and North Korea and the impact of SARS on global exports or GDP growth rates, we expect the Korean economy to continue to experience difficulties, with prospects of recovery remaining uncertain. These weak economic conditions in Korea, coupled with intense competition in the banking sector, will have an adverse impact on us in the near future.

      In corporate banking, lending to small- and medium-sized enterprises has long been our core focus of business. Our small- and medium-sized enterprises lending portfolio has grown steadily from a balance of W 11,690 billion in 2001, to W 14,649 billion in 2002 and to W 38,055 billion in 2003, with the sharp increase in 2003 due, to a large extent, to our acquisition of Chohung Bank. During this period, most of the nationwide banks have shifted their focus to, or increased their emphasis on, this type of lending, as opportunities in the large corporate and retail sectors diminish. While we expect the competition in this sector to intensify and result in lower margins from lending to this customer sector, we believe our established customer base, quality brand image and experienced lending staff will provide an opportunity to maintain steady growth in this environment. This increase in lending has brought with it increasing delinquencies in this portion of our portfolio, in particular within the small- and medium-sized enterprises lending portfolio of Chohung Bank and, to a significant extent, in loans to the real estate, leasing and service industry and the hotel and leisure industry. We expect this increase in delinquencies to continue, resulting in higher charge-offs and provisions 2004.

      In retail banking, over the past two years, we have experienced a significant growth in home mortgage-based secured consumer lending, both for home purchases as well as for general purpose borrowing through home equity loans. Our mortgage and home equity lending portfolio increased from an average balance of W 4,605 billion during 2001 to W 9,973 billion during 2002 to W 12,076 billion during 2003. The volume of such lending by us is significantly dependent on competitive conditions, real estate prices, interest rate levels and government policies affecting these markets, and the trends indicated by prior periods will be altered accordingly. As a result of recent policy announcements by the Korean government to stabilize the Korean real estate market, we expect the rate of growth in mortgage and home equity lending volume to decrease in 2004. We have also experienced a significant increase in other consumer loans (principally general unsecured loans) as we seek to diversify our consumer lending portfolio. Our other consumer loans increased from an average balance of W 3,311 billion during 2001 to W 4,530 billion during 2002 to W 10,747 billion during 2003. This increase in lending has brought with it increasing delinquencies in this portion of our portfolio, which we expect to continue in 2004 and beyond.

      In the credit card business, we have witnessed our customers become more active borrowers until the first half of 2003 as the credit card markets expanded rapidly. Beginning in 2003, however, the growth in credit card usage and balances have been moderated as a result of heightened concerns about increasing delinquencies, credit defaults and asset quality deterioration. Our growth in this sector, represented by Shinhan Card, was not so dramatic as that experienced by other Korean banks and credit card companies, some of whom were shifting from large corporate lending to the credit card sector and others of whom chose to expand more aggressively. Our credit card portfolio growth trend reflects this difference, and this in turn was reflected in a lower level of credit defaults and delinquencies. As a result of depressed consumption and strengthened risk management relating to credit cards, we expect our interest and fee income from this segment to decrease while we anticipate our provision for possible losses on credit cards to stabilize, resulting in lower net income for Shinhan Card from this sector in 2004. Our acquisition of Chohung Bank, on the other hand, has led to a significant increase in our credit card assets, including considerable amounts of credit card assets with higher level of delinquencies and credit defaults compared to our credit card assets of Shinhan Card. While we anticipate our provision of for possible losses on credit card assets of Chohung Bank to stabilize, we cannot assure you that we will not record net losses from our credit card assets of Chohung Bank.

      In securities brokerage services, we expect a decrease in brokerage fees and commissions due to poor stock market performance, partially offset by an anticipated increase in volume through the use of our banking network to promote products offered by Good Morning Shinhan Securities.

      We believe that, over the long term, the establishment of the Shinhan Financial Group as a diversified financial services platform and the recent addition of Chohung Bank to that platform will provide significant opportunities to enhance our prospects as and when economic conditions improve.

Results by Principal Business Segment Under Korean GAAP

      We are organized into twelve major business segments as follows:

•	Shinhan Bank, further consisting of the following:

        - retail banking;

        - corporate banking;

        - treasury and securities investment; and

        - other banking services;

•	Chohung Bank, further consisting of the following:

        - retail banking;

        - corporate banking;

        - treasury and international business;

        - credit card; and

        - other banking services;

•	securities brokerage services of Good Morning Shinhan Securities;

•	credit card services of Shinhan Card; and

•	others.

      The following discussion of our results by principal business segment is provided on a Korean GAAP basis since this is the basis of accounting that we currently use to manage our business. Our chief operating decision maker regularly makes decisions about resources to be allocated to these activities and assesses performance of the activities using this information, and consequently this forms the basis of our segment reporting included in Note 33 to our consolidated financial statements in “Item 18. Financial Statements — Notes to consolidated financial statements of Shinhan Financial Group”.

	Segment Results(1)						Total Revenues(2)

	Year Ended December 31,

	2001		2002		2003		2001		2002		2003

			(In billions of Won, except percentages)
Shinhan Bank:
Retail banking	W	408	W	422	W	560	W	799	W	923	W	1,221
Corporate banking		105		351		212		638		641		749
Treasury and securities investment		78		103		62		569		737		904
Other banking services		(244)		(190)		(148)		250		348		339
Chohung Bank:(3)
Retail banking		—		—		30		—		—		513
Corporate banking		—		—		(58)		—		—		133
Treasury and international business		—		—		(53)		—		—		208
Credit card		—		—		(89)		—		—		237
Other banking services		—		—		(50)		—		—		(3)
Good Morning Shinhan Securities		19		35		69		141		581		656
Shinhan Card		149		158		(90)		224		291		322
Other subsidiaries		(37)		34		36		61		208		305

Total(4)	W	478	W	913	W	481	W	2,682	W	3,729	W	5,584

Notes:

(1)	Represents income per segment before income taxes.

(2)	Represents net interest income plus noninterest income.

(3)	As we acquired Chohung Bank in August 2003, the segment results for Chohung Bank only reflect the results of operations from the date of our acquisition to December 31, 2003 and is not available on a meaning comparative basis.

(4)	Before elimination or adjustments.

     Shinhan Bank’s Retail Banking

      Shinhan Bank’s retail banking segment products include mortgage and home equity loans and other consumer loans, deposits and other savings products.

	Year Ended December 31,						% Change

	2001		2002		2003		2001/2002	2002/2003

	(In billions of Won)
Income statement data
Net interest income	W	612	W	718	W	782	17.3%	8.9%
Noninterest income		187		205		439	9.6	114.1

Total revenues		799		923		1,221	15.5	32.3
Provision for loan losses(1)		(23)		(46)		(64)	100.0	39.1
Noninterest expense including depreciation and Amortization		(368)		(455)		(597)	23.6	31.2

Segment results(2)	W	408	W	422	W	560	3.4%	32.7%

Notes:

(1)	Includes provision for guarantees and acceptances of W 0.3 billion and W (0.5) billion in 2001 and 2002, respectively. We recorded no such provision in 2003.

(2)	Net income per segment before income taxes.

Comparison of 2003 to 2002

      Our overall segment result increased by 32.7% from W 422 billion in 2002 to W 560 billion in 2003.

      The 8.9% increase in net interest income from retail banking activities was primarily due to an increase in average lending volume to individuals and households, particularly, mortgage and home equity loans, partially offset by an increase in average deposits, particularly, foreign currency time deposits and equity-linked deposits.

      The increase in average lending volume to individuals, mortgage and home equity loans in particular, is primarily due to the recent trend and preference by commercial banks, including ourselves, to lend to consumers on a secured basis. The increase in average deposits, foreign currency time deposits and equity-linked deposits in particular, is primarily due to customer demand for products indirectly linked with the stock market performance, foreign currency deposits in anticipation of a devaluation in Won currency and short-term deposits in a low interest environment.

      Noninterest income increased 114.1% primarily due to an increase in gross gains from derivatives transactions, reflecting a roughly threefold volume increase in derivatives transactions, and increase in agency fees and commissions income from cross-selling products of our other subsidiaries through Shinhan Bank’s retail banking branch network. This increase was also attributable to the reclassification of agency fees from handling Shinhan Card’s assets from interest income in 2002 to fee income in 2003.

      Provision for loan losses on consumer loans increased by 39.1% primarily due to the increase in Shinhan Bank’s lending volume resulting in higher level of allowance for loan losses required at the end of 2003.

      Noninterest expense including depreciation and amortization increased 31.2% from W 455 billion in 2002 to W 597 billion in 2003, primarily due to an increase in gross losses from derivatives transactions, resulting from a volume increase in derivatives transactions, increased premiums paid to the Korea Deposit Insurance Corporation for deposit insurance due to an additional 0.1% of special contributions levied by the Korea Deposit Insurance Corporation and increased salaries and wages paid to Shinhan Bank’s employees, which more than offset a decrease in fees for perfecting security interests and related legal and administrative expenses.

Comparison of 2002 to 2001

      Our overall segment result increased by 3.4% from W 408 billion in 2001 to W 422 billion in 2002.

      The 17.3% increase in net interest income from retail banking activities was primarily due to an increase in average lending volume to individuals and households, particularly, mortgage and home equity loans, partially offset by a decline in average interest rates in respect of such loans.

      The increase in average lending volume to individuals, mortgage and home equity loans in particular, is primarily due to the recent trend and preference by commercial banks, including ourselves, to lend to consumers on a secured basis. Average interest rates declined as market interest rates continued to decline from 2001 to 2002.

      Noninterest income increased 9.6% primarily due to an increase in early repayment fees from Shinhan Bank’s increased lending volume.

      Provision for loan losses on consumer loans increased by 100.0% primarily due to the increase in Shinhan Bank’s lending volume resulting in higher level of allowance for loan losses required at the end of 2002.

      Noninterest expense including depreciation and amortization increased 23.6% from W 368 billion in 2001 to W 455 billion in 2002, primarily due to an increase in fee expenses for secured lending, increased salaries and wages paid to Shinhan Bank’s employees, increased premiums paid to the Korea Deposit Insurance Corporation for deposit insurance due to the higher volume of customer deposits taken by Shinhan Bank.

Shinhan Bank’s Corporate Banking

      Shinhan Bank’s large corporate banking segment handles its transactions with all of its corporate customers, including small- and medium-sized enterprises, chaebols and public enterprises. Activities within the segment include loans, overdrafts and other credit facilities, gathering deposits and investment banking activities.

	Year Ended December 31,						% Change

	2001		2002		2003		2001/2002	2002/2003

	(In billions of Won)
Income statement data
Net interest income	W	390	W	366	W	434	(6.2)%	18.6%
Noninterest income		248		275		315	10.9	14.5

Total revenues		638		641		749	0.5	16.8
Provision for loan losses(1)		(288)		(15)		(273)	(94.8)	1,720.0
Noninterest expense including depreciation and Amortization		(245)		(275)		(264)	12.2	(4.0)

Segment results(2)	W	105	W	351	W	212	234.3%	(39.6)%

Notes:

(1)	Includes provision for guarantees and acceptances of W 0.7 billion and W (8.4) billion in 2001 and 2002, respectively. We recorded no such provision in 2003.

(2)	Net income per segment before income taxes.

Comparison of 2003 to 2002

      Our overall segment result decreased 39.6% from W 351 billion in 2002 to W 212 billion in 2003, primarily due to a W 258 billion increase in provision for loan losses during the period under review.

      Net interest income increased 18.6% due primarily to the increase in average volume of lending to small- and medium-sized enterprises, which results primarily from the continued growth in the small- and medium-

sized lending market, together with Shinhan Bank’s continued efforts to focus its marketing on this customer sector to achieve growth.

      Noninterest income increased 14.5% due primarily to the increase in fees and commissions from Shinhan Bank’s investment banking activities, including asset-backed securitization.

      The higher level of provision for loan losses in 2003 is primarily due to increased charge-offs and a deterioration in the financial condition of certain large corporate borrowers, including SK Networks and LG Card.

      Noninterest expense including depreciation and amortization decreased 4.0% due primarily to an increase in gross losses from derivatives transactions, resulting from a volume increase in derivatives transactions, which more than offset increased premiums paid to the Korea Deposit Insurance Corporation for deposit insurance and increased salaries and wages paid to Shinhan Bank’s employees.

Comparison of 2002 to 2001

      Our overall segment result increased from W 105 billion in 2001 to W 351 billion in 2002, primarily due to a 94.8% decrease in provision for loan losses during the period under review.

      Net interest income decreased 6.2% due primarily to the effects of the decline in average interest rates applicable to overall commercial loans and the decrease in average volume of lending to large corporations, which more than offset an increase in average volume of lending to small- and medium-sized enterprises. The increase in the average volume of lending to small- and medium-sized enterprises is the result of the continued growth in the small- and medium-sized lending market, together with Shinhan Bank’s continued efforts to focus its marketing on this customer sector.

      Noninterest income increased 10.9% due primarily to the increase in fees and commissions from Shinhan Bank’s investment banking activities, including asset-backed securitization.

      The higher level of provision for loan losses in 2001 is primarily due to increased charge-offs and a deterioration in the financial condition of certain large corporate borrowers, including Hynix Semiconductor and other troubled companies that have been experiencing significant financial difficulties since the late 1990’s.

      Noninterest expense including depreciation and amortization increased 12.2% due to increased salaries and wages paid to Shinhan Bank’s employees, increased premiums paid to the Korea Deposit Insurance Corporation for deposit insurance due to the higher volume of customer deposits.

Shinhan Bank’s Treasury and Securities Investment

      Shinhan Bank’s treasury and securities investment segment primarily handles the trading of and investment in debt securities and, to a lesser extent, in equity securities for its own accounts, handling its treasury activities such as correspondence banking, and entering into derivatives transactions.

	Year Ended December 31,						% Change

	2001		2002		2003		2001/2002	2002/2003

	(In billions of Won)
Income statement data
Net interest income	W	74	W	54	W	65	(27.0)%	20.4%
Noninterest income		495		683		839	38.0	22.8

Total revenues		569		737		904	29.5	22.7
Provision for loan losses		18		20		11	11.1	(45.0)
Noninterest expense including depreciation and Amortization		(509)		(654)		(853)	28.5	30.4

Segment results(1)	W	78	W	103	W	62	32.1%	(39.8)%

Notes:

(1)	Net income per segment before income taxes.

Comparison of 2003 to 2002

      Our overall segment result decreased 39.8% from W 103 billion in 2002 to W 62 billion in 2003.

      Net interest income increased 20.4% primarily due to an increase in inter-segment lending to other segments from funding raised through issuance of finance debentures and foreign currency borrowings.

      Noninterest income increased 22.8% from W 683 billion in 2002 to W 839 billion in 2003 due primarily to an increase in gains from increased volume of Shinhan Bank’s derivatives transactions with customers, which nearly tripled in line with derivatives market growth, which was partially offset by a decrease in realized gains on disposition of investment securities reflecting a continued decline in market interest rates.

      In 2002 and 2003, Shinhan Bank recorded reversals of provision for loan losses in this segment of W 20 billion in 2002 and W 11 billion in 2003 in order to make adjustments in the contra-account to reflect increased provisioning in its overseas branches.

      Noninterest expense including depreciation and amortization increased 30.4% primarily due to an increase in derivative liabilities resulting from increase in volume of back-to-back transactions to cover risk exposures that arose in connection with Shinhan Bank’s transactions with customers, impairment losses in securities exposure to LG Card and valuation losses from Shinhan Bank’s equity investment in Shinhan Finance Limited.

Comparison of 2002 to 2001

      Our overall segment result increased 32.1% from W 78 billion in 2001 to W 103 billion in 2002.

      Net interest income decreased 27.0% primarily due to a decline in our rate sensitive investment securities, which more than offset an increase in average volume of Shinhan Bank’s securities. Average interest rates declined as market interest rates continued to decline from 2001 to 2002.

      Noninterest income increased 38.0% from W 495 billion in 2001 to W 683 billion in 2002 due primarily to an increase in volume of Shinhan Bank’s derivatives transactions with customers, which nearly doubled in line with derivatives market growth, which was partially offset by a decrease in realized gains on disposition of investment securities reflecting a continued decline in market interest rates.

      In 2001 and 2002, Shinhan Bank recorded reversals of provision for loan losses in this segment of W 18 billion in 2001 and W 20 billion in 2002 in order to make adjustments in the contra-account to reflect increased provisioning in its overseas branches.

      Noninterest expense including depreciation and amortization increased 28.5% primarily due to an increase in derivative liabilities resulting from increase in volume of back-to-back transactions to cover risk exposures that arose in connection with Shinhan Bank’s transactions with customers, which was partially offset by a decrease in losses from disposition of securities.

Shinhan Bank’s Other Banking Services

      The revenue-generating activities in this segment consist primarily of Shinhan Bank’s trust account management services and any gains and losses from our overseas branches. This segment also reflects the expenses and provision for loan losses of Shinhan Bank that are not, as a matter of management policy, allocated to either retail banking or corporate banking.

      For management reporting purposes, each of the retail banking and corporate banking segments computes and reflects provision for loan losses that are discounted based on average balances of loans to show a meaningful comparison of performance within and vis-à-vis other activities. This has the effect of understating the provisions for loan losses that are reflected in our segment reporting as compared to the bankwide provision for loan losses reflected in Shinhan Bank’s financial statements. The excess provision for loan losses arising from the difference in computations are not allocated to retail banking or corporate banking but are reflected in this segment. As a result, segment results will generally be in the negative. In 2001, 2002 and 2003, those excess provision for loan losses that were not allocated to either retail banking or corporate banking amounted to W 58 billion, W 116 billion and W 86 billion, respectively.

      In addition, Shinhan Bank frequently issues subordinated debt securities, which carry interests that are higher than market interest rates. As subordinated debt securities has the overall effect of improving Shinhan Bank’s capital adequacy and benefits Shinhan Bank in its entirety, the management believes it is inappropriate to allocate the higher costs associated with issuing subordinated debt to a particular business segment. Accordingly, we allocate and reflect the difference between the higher costs associated with subordinated debt and market interest rates in this segment as interest expenses.

	Year Ended December 31,						% Change

	2001		2002		2003		2001/2002	2002/2003

	(In billions of Won)
Income statement data
Net interest income	W	73	W	179	W	212	145.2%	18.4%
Noninterest income		177		169		127	(4.5)	(24.9)

Total revenues		250		348		339	39.2	(2.6)
Provision for loan losses(1)		(214)		(129)		(109)	(39.7)	(15.5)
Noninterest expense including depreciation and amortization		(280)		(409)		(378)	46.1	(7.6)

Segment results(2)	W	(244)	W	(190)	W	(148)	(22.1)%	(22.1)%

Notes:

(1)	Includes provision for guarantees and acceptances of W 0 billion, W (0.5) billion and W (0.3) billion in 2001, 2002 and 2003, respectively.

(2)	Net income per segment before income taxes.

Comparison of 2003 to 2002

      Our overall segment result improved from a loss of W 190 billion in 2002 to a loss of W 148 billion in 2003, showing a 22.1% decrease, primarily as a result of a 18.4% increase in net interest income combined with a 15.5% decrease in provision for loan losses.

      Net interest income increased 18.4% due primarily to an increase in net interest income from Shinhan Bank’s overseas subsidiaries, resulting from an increase in overseas securities investments combined with a decrease in overseas borrowings.

      Noninterest income decreased 24.9% due primarily to a W 41 billion decrease in trust management fees.

      Provision for loan losses decreased 15.5% due to allocation of higher provisions to Shinhan Bank’s other business segments based on average balance calculation which more than offset increased provisioning at Shinhan Bank’s overseas branches in 2003 resulting from Shinhan Bank’s exposure to SK Networks’ overseas operations.

      Noninterest expense including depreciation and amortization decreased 7.6% due primarily to increased losses from disposition of and impairment losses on securities obtained through corporate restructuring, including equity securities of Hynix Semiconductor, in 2002, which did not recur in 2003.

Comparison of 2002 to 2001

      Our overall segment result improved from a loss of W 244 billion in 2001 to a loss of W 190 billion in 2002, showing a 22.1% decrease, primarily as a result of a 145.2% increase in net interest income combined with a 39.7% decrease in provision for loan losses.

      Net interest income increased 145.2% due to a W 100 billion of interest income from securities issued by Korea Asset Management Corporation obtained in connection with our sale of non-performing loans in the past and securities issued by Korea Deposit Insurance Corporation which Shinhan Bank obtained through corporate restructuring of failed banks in Korea following the financial crisis of late 1990s, which were transferred into this segment in 2002, and increased collection and recoveries on non-performing or charged-off loans in 2002 as compared to 2001.

      Noninterest income decreased 4.5% due primarily to a decrease in derivatives business income from foreign branches as Shinhan Bank’s treasury and securities investment segment actively attracted customers for its derivatives business.

      Provision for loan losses decreased 39.7% due primarily to higher provisioning at Shinhan Bank’s overseas branches in 2001, which did not recur in 2002. In 2001, Shinhan Bank’s overseas branches recorded provision for loan losses of W 135 billion primarily due to increased provisions at our Tokyo and Osaka branches resulting from economic depression affecting its Japanese customers.

      Noninterest expense including depreciation and amortization increased 46.1% due primarily to increased losses from disposition of and impairment losses on securities obtained through corporate restructuring, including equity securities of Hynix Semiconductor, in 2002.

Chohung Bank’s Retail Banking

      Chohung Bank’s retail banking segment products include mortgage and home equity loans and other consumer loans, deposits and other savings products.

	From September 1 to
	December 31, 2003

	(In billions of Won)
Income statement data
Net interest income	W	418
Noninterest income		95

Total revenues		513
Provision for loan losses		(150)
Noninterest expense including depreciation and Amortization		(333)

Segment results(1)	W	30

Note:

(1)	Net income per segment before income taxes.

      Since we acquired Chohung Bank in August 2003, the segment results relating to Chohung Bank’s business for the year ended December 31, 2002 do not exist. In addition, Chohung Bank’s segment results for the year ended December 31, 2003 only reflects the segment results and other income statement information for this segment for the period from September 1, 2003 to December 31, 2003.

Chohung Bank’s Corporate Banking

      Chohung Bank’s large corporate banking segment handles its transactions with all of its corporate customers, including small- and medium-sized enterprises, chaebols and public enterprises. Activities within the segment include loans, overdrafts and other credit facilities, gathering deposits and investment banking activities.

	From September 1 to
	December 31, 2003

	(In billions of Won)
Income statement data
Net interest income	W	62
Noninterest income		71

Total revenues		133
Provision for loan losses(1)		(145)
Noninterest expense including depreciation and Amortization		(46)

Segment results(2)	W	(58)

Notes:

(1)	Includes provision for guarantees and acceptances of W (35) billion in 2003.

(2)	Net income per segment before income taxes.

      Since we acquired Chohung Bank in August 2003, the segment results relating to Chohung Bank’s business for the year ended December 31, 2002 do not exist. In addition, Chohung Bank’s segment results for the year ended December 31, 2003 only reflects the segment results and other income statement information for this segment for the period from September 1, 2003 to December 31, 2003.

Chohung Bank’s Treasury and International Business

      Chohung Bank’s treasury and international business segment primarily handles the trading of and investment in debt securities and, to a lesser extent, in equity securities for its own accounts, handling its treasury activities such as correspondence banking, and entering into derivatives transactions and any gains and losses from our overseas branches and subsidiaries.

	From September 1
	to December 31,
	2003

	(In billions of
	Won)
Income statement data
Net interest income	W	(26)
Noninterest income		234

Total revenues		208
Provision for loan losses		—
Noninterest expense including depreciation and Amortization		(261)

Segment results(1)	W	(53)

Note:

(1)	Net income per segment before income taxes.

      Since we acquired Chohung Bank in August 2003, the segment results relating to Chohung Bank’s business for the year ended December 31, 2002 do not exist. In addition, Chohung Bank’s segment results for the year ended December 31, 2003 only reflects the segment results and other income statement information for this segment for the period from September 1, 2003 to December 31, 2003.

Chohung Bank’s Credit Card

      Chohung Bank’s segment handles credit card activities primarily managed by BC Card, Chohung Bank’s credit card business.

	From September 1 to
	December 31, 2003

	(In billions of Won)
Income statement data
Net interest income	W	237
Noninterest income		—

Total revenues		237
Provision for loan losses		(199)
Noninterest expense including depreciation and Amortization		(127)

Segment results(2)	W	(89)

Note:

(1)	Net income per segment before income taxes.

      Since we acquired Chohung Bank in August 2003, the segment results relating to Chohung Bank’s business for the year ended December 31, 2002 do not exist. In addition, Chohung Bank’s segment results for the year ended December 31, 2003 only reflects the segment results and other income statement information for this segment for the period from September 1, 2003 to December 31, 2003.

Chohung Bank’s Other Banking Services

      The revenue-generating activities in this segment consist primarily of Chohung Bank’s merchant banking business and trust account management services. Chohung Bank’s merchant banking segment products include short-term financing for both deposit and lending sides, including cash management accounts, factoring financing and bill discounting, leasing, investment banking activities, mergers and acquisitions advice and project financing services. This segment also reflects the expenses incurred by Chohung Bank’s support and management functions performed at the headquarters level, including Chohung Bank’s risk management and information technology systems.

	From September 1 to
	December 31, 2003

	(In billions of Won)
Income statement data
Net interest income	W	(10)
Noninterest income		7

Total revenues		(3)
Provision for loan losses		—
Noninterest expense including depreciation and Amortization		(47)

Segment results(1)	W	(50)

Note:

(1)	Net income per segment before income taxes.

      Since we acquired Chohung Bank in August 2003, the segment results relating to Chohung Bank’s business for the year ended December 31, 2002 do not exist. In addition, Chohung Bank’s segment results for the year ended December 31, 2003 only reflects the segment results and other income statement information for this segment for the period from September 1, 2003 to December 31, 2003.

Securities Brokerage Services

      Securities brokerage services segment primarily reflects securities brokerage and dealing services on behalf of customers, which is conducted by Good Morning Shinhan Securities, our principal securities brokerage subsidiary.

	Year Ended December 31,						% Change

	2001		2002		2003		2001/2002	2002/2003

	(In billions of Won)
Income statement data
Net interest income	W	5	W	22	W	34	340.0%	54.5%
Noninterest income		136		559		622	311.0	11.3

Total revenues		141		581		656	312.1	12.9
Provision for loan losses		(2)		6		—	N/M	(100.0)
Noninterest expense including depreciation and amortization		(120)		(552)		(587)	360.0	6.3

Segment results(1)	W	19	W	35	W	69	84.2%	97.1%

Note:

(1)	Net income per segment before income taxes.

Comparison of 2003 to 2002

      Our overall segment result increased 97.1% from a gain of W 35 billion in 2002 to a gain of W 69 billion in 2003.

      The 11.3% increase in noninterest income was primarily due to an increase in brokerage fees resulting from improved stock market performance.

      Noninterest expense including depreciation and amortization increased 6.3%, or by W 35 billion, primarily due to increases in losses from securities and salaries and wages which more than offset a decrease in losses from derivatives.

Comparison of 2002 to 2001

      Our overall segment result increased 84.2% from W 19 billion in 2001 to W 35 billion in 2002, reflecting the effects of our acquisition of Good Morning Securities and its merger into Shinhan Securities in 2002.

      Noninterest income increased 311.0% due primarily to the positive effect on our volume of brokerage activities resulting from its acquisition by Good Morning Securities. Noninterest expense including depreciation and amortization increased 360.0% also due to the effects of our acquisition of Good Morning Securities in 2002.

Credit Card Services of Shinhan Card

      Credit Card Services segment handles credit card activities primarily managed by Shinhan Card, our wholly-owned subsidiary.

	Year Ended December 31,						% Change

	2001		2002		2003		2001/2002	2002/2003

	(In billions of Won)
Income statement data
Net interest income	W	224	W	291	W	322	29.9%	10.7%
Noninterest income		—		—		—	—	—

Total revenues		224		291		322	29.9	10.7
Provision for loan losses		(47)		(63)		(236)	34.0	274.6
Noninterest expense including depreciation and amortization		(28)		(70)		(176)	150.0	151.4

Segment results(1)	W	149	W	158	W	(90)	6.0%	(157.0)%

Note:

(1)	Net income per segment before income taxes.

Comparison of 2003 to 2002

      Our overall segment result decreased 157.0% from a gain of W 158 billion in 2002 to a loss of W 90 billion in 2003.

      The 10.7% increase in net interest income was primarily due to the increase in average volume of credit card accounts as well as an increase in cash advance fees and other charge rates.

      Provision for loan losses increased by W 173 billion as a result of deterioration in Shinhan Card’s credit card asset quality.

      Noninterest expense including depreciation and amortization increased 151.4% primarily due to increased agency fees paid to Shinhan Bank for handling Shinhan Card’s credit card assets, increased marketing expenses relating to customer attraction and increased salaries, wages and other expenses.

Comparison of 2002 to 2001

      Our overall segment result increased 6.0% from W 149 billion in 2001 to W 158 billion in 2002.

      The 29.9% increase in net interest income was primarily due to the increase in average volume of credit card accounts. Noninterest expense increased primarily as a result of one-time expenses related to the spin-off and increased marketing expenses.

Other

      Other segment primarily reflects all other activities of our subsidiaries, including the results of operations of Jeju Bank, Shinhan Capital and SH&C Life Insurance, and back-office functions maintained at the holding company.

	Year Ended December 31,						% Change

	2001		2002		2003		2001/2002	2002/2003

	(In billions of Won)
Income statement data
Net interest income	W	41	W	108	W	198	163.4%	83.3%
Noninterest income		20		100		107	400.0	7.0

Total revenues		61		208		305	241.0	46.6
Provision for loan losses		(53)		(21)		9	(60.4)	N/M
Noninterest expense including depreciation and amortization		(45)		(153)		(278)	240.0	81.7

Segment results(1)	W	(37)	W	34	W	36	(191.9)%	5.9%

Note:

(1)	Net income per segment before income taxes.

Comparison of 2003 to 2002

      Our overall segment result increased 5.9% from W 34 billion in 2002 to W 36 billion in 2003, primarily reflecting the results of operations of Jeju Bank.

      Net interest income increased 83.3% from W 108 billion in 2002 to W 198 billion in 2003, primarily due to increased interest income earned by Shinhan Capital resulting from an increase in lease assets.

      Noninterest income increased 7.0% due primarily to a W 43 billion in insurance premiums received at SH&C Life Insurance following the commencement of its bancassurance business in September 2003 which more than offset a decrease in gains from derivatives at Shinhan Capital.

      Noninterest expense including depreciation and amortization increased 81.7% due primarily to a W 48 billion in noninterest expenses incurred at SH&C Life Insurance following the commencement of its bancassurance business in September 2003, an increase in depreciation of lease assets at Shinhan Capital and the effect of the full year results of operations recorded at Jeju Bank in 2003 as compared to the results of operations for the nine-month-period in 2002.

Comparison of 2002 to 2001

      Our overall segment result recorded an income of W 34 billion in 2002 as compared to a loss of W 37 billion in 2001, primarily due to a 400.0% increase in noninterest income and 163.4% increase in net interest income.

      The increases in both net interest income and noninterest income are due primarily to improved operations at Shinhan Capital, our leasing subsidiary, and our acquisition of Jeju Bank.

      Provision for loan losses decreased 60.4% due primarily to higher provisioning by Shinhan Capital in 2001 to write-off existing non-performing assets.

      Noninterest expense including depreciation and amortization increased 240.0% due primarily to more business activities at Shinhan Capital, our leasing subsidiary, and our acquisition of Jeju Bank.

Financial Condition

Assets

      The following table sets forth, as of the dates indicated, the principal components of our assets.

	As of December 31,						% Change

	2001		2002		2003		2001/2002	2002/2003

	(In billions of Won, except percentages)
Cash and cash equivalents	W	580	W	282	W	1,897	(51.4)%	572.7%
Restricted cash		678		1,365		3,662	101.3	168.3
Interest-bearing deposits in banks		255		125		409	(51.0)	227.2
Call loans and securities purchased under resale agreements		1,816		576		1,898	(68.3)	229.5
Trading assets:
Trading securities		858		926		2,857	7.9	208.5
Derivative assets		98		139		520	41.8	274.1
Securities:
Available-for-sale securities		7,087		8,737		18,099	23.3	107.2
Held-to-maturity securities		6,038		4,408		3,605	(27.0)	(18.2)
Loans:
Corporate		20,805		25,788		54,086	24.0	109.7
Consumer		12,860		19,264		41,209	49.8	113.9

Total loans, gross		33,665		45,052		95,295	33.8	111.5
Deferred origination costs		52		83		127	59.6	53.0
Less allowance for loan losses		720		996		3,631	38.3	264.6

Total loans, net		32,997		44,139		91,791	33.8	108.0

Customers’ liability on acceptances		1,566		928		2,365	(40.7)	154.8
Premises and equipment, net		530		828		2,003	56.2	141.9
Goodwill and intangible assets		4		219		1,676	5,375.0	665.3
Security deposits		390		466		966	19.5	107.3
Other assets		2,205		1,648		4,601	(25.3)	179.2

Total assets	W	55,102	W	64,786	W	136,349	17.6%	110.5%

2003 Compared to 2002

      Our assets increased 110.5% from W 64,786 billion as of December 31, 2002 to W 136,349 billion as of December 31, 2003 principally due to increased lending. Our loans increased 108.0% from W 44,139 billion as of December 31, 2002 to W 91,791 billion as of December 31, 2003. This increase was due largely to increases in corporate loans, in particular to commercial and industrial loans, and other consumer loans. Commercial and industrial lending increased 125.4% from W 15,800 billion as of December 31, 2002 to W 35,617 billion as of December 31, 2003, which included a 220.3% increase in commercial and industrial loans to small- and medium-sized enterprises from W 7,842 billion as of December 31, 2002 to W 25,121 billion as of December 31, 2003. Other consumer lending increased by 193.8% from W 4,962 billion as of December 31, 2002 to W 14,580 billion as of December 31, 2003. Mortgage and home equity lending increased 77.8% from W 11,539 billion as of December 31, 2002 to W 20,517 billion as of December 31, 2003. All of these increases in lending were mainly due to our acquisition of Chohung Bank.

2002 Compared to 2001

      Our assets increased 17.6% from W 55,102 billion as of December 31, 2001 to W 64,786 billion as of December 31, 2002 principally due to increased lending. Our loans increased 33.8% from W 32,997 billion as of December 31, 2001 to W 44,139 billion as of December 31, 2002. This increase was due largely to increases in consumer loans, in particular mortgage and home equity loans, and commercial and industrial loans. Mortgage and home equity lending increased 59.1% from W 7,253 billion as of December 31, 2001 to W 11,539 billion as of December 31, 2002. Commercial and industrial lending increased 17.4% from W 13,459 billion as of December 31, 2001 to W 15,800 billion as of December 31, 2002, which included a 19.4% increase in commercial and industrial loans to small- and medium-sized enterprises from W 6,566 billion as of December 31, 2001 to W 7,842 billion as of December 31, 2002. Other commercial lending also increased by 38.6% from W 6,748 billion as of December 31, 2001 to W 9,352 billion as of December 31, 2002. All of these increases in lending were due mainly to increased loan demand and to the fact that our funding increased in 2002 due to an increase in deposits.

      For further information on our assets, see “Item 4. Information on the Company — Description of Assets and Liabilities”.

Liabilities and Stockholders’ Equity

      The following table sets forth, as of the dates indicated, the principal components of our liabilities.

	As of December 31,						% Change

	2001		2002		2003		2001/2002	2002/2003

	(In billions of Won, except percentages)
Deposits:
Interest bearing	W	31,036	W	35,886	W	82,161	15.6%	129.0%
Noninterest bearing		1,184		1,163		1,328	(1.8)	14.2
Trading liabilities		119		131		513	(10.1)	291.6
Acceptances outstanding		1,566		928		2,365	(40.7)	154.8
Short-term borrowings		5,759		6,994		11,204	21.4	60.2
Secured borrowings		4,088		4,706		6,316	15.1	34.2
Long-term debt		4,876		8,235		21,218	68.9	157.7
Accrued expenses and other liabilities		3,562		3,193		6,555	(10.4)	105.3

Total liabilities		52,190		61,236		131,660	17.3	115.0

Minority interest		2		288		583	N/M	102.1
Redeemable convertible preferred stock		—		—		711	N/M	N/M
Stockholders’ equity		2,910		3,262		3,395	12.1	4.1

Total liabilities, minority interest and stockholders’ equity	W	55,102	W	64,786	W	136,349	17.6%	110.5%

2003 Compared to 2002

      Our total liabilities increased 115.0% from W 61,236 billion as of December 31, 2002 to W 131,660 billion as of December 31, 2003. This increase reflects an increase in interest bearing deposits and long-term debt and, to a lesser extent, an increase in short-term borrowings, which was primarily due to our acquisition of Chohung Bank in 2003.

      Our interest bearing deposits increased 129.0% from W 35,886 billion as of December 31, 2002 to W 82,161 billion as of December 31, 2003 primarily due to our acquisition of Chohung Bank.

      The 157.7% increase in long-term debt from W 8,235 billion as of December 31, 2002 to W 21,218 billion as of December 31, 2003 is due primarily to our acquisition of Chohung Bank and, to a lesser extent, issuance of debentures by the holding company to provide funds to Shinhan Card and Shinhan Capital.

      Short-term borrowings increased 60.2% from W 6,994 billion as of December 31, 2002 to W 11,204 billion as of December 31, 2003 due primarily to our acquisition of Chohung Bank.

      Our stockholders’ equity increased 4.1% from W 3,262 billion as of December 31, 2002 to W 3,395 billion as of December 31, 2003.

2002 Compared to 2001

      Our total liabilities increased 17.3% from W 52,190 billion as of December 31, 2001 to W 61,236 billion as of December 31, 2002. This increase was primarily due to an increase in interest bearing deposits and long-term debt and, to a lesser extent, an increase in short-term borrowings.

      Our interest bearing deposits increased 15.6% from W 31,036 billion as of December 31, 2001 to W 35,886 billion as of December 31, 2002 primarily due to the inflow of highly liquid funds into short-term deposits for lack of alternative investment opportunities in light of poor stock market performance and, to a much lesser extent, the positive effects on our deposit volume due to our acquisitions of Jeju Bank.

      The 68.9% increase in long-term debt from W 4,876 billion as of December 31, 2001 to W 8,235 billion as of December 31, 2002 is due primarily to increased issuances of debt securities, including subordinated debt, to finance asset growth as well as to improve our capital base.

      Short-term borrowings increased 21.4% from W 5,759 billion as of December 31, 2001 to W 6,994 billion as of December 31, 2002 due primarily to the issuance of commercial paper and short-term debt securities to fund the growth in our credit card operations.

      Our stockholders’ equity increased 12.1% from W 2,910 billion as of December 31, 2001 to W 3,262 billion as of December 31, 2002. This increase was due principally to increased retained earnings from improved results of operations in 2002 as compared to 2001.

      For further information on our sources of funding, see “Item 4. Information on the Company — Description of Assets and Liabilities — Funding”.

Liquidity and Capital Resources

      We are exposed to liquidity risk arising from the funding of our lending, trading and investment activities and in the management of trading positions. The goal of liquidity management is for us to be able, even under adverse conditions, to meet all of our liability repayments on time and fund all investment opportunities. For an explanation of how we manage our liquidity risk, see “Item 4. Information on the Company — Description of Assets and Liabilities — Risk Management — Market Risk Management of Shinhan Bank — Liquidity Risk Management” and “— Risk Management of Chohung Bank — Liquidity Risk Management”.

      The following table sets forth our capital resources as of December 31, 2003.

	As of December 31, 2003

	(In billions of Won)
Deposits	W	83,489
Long-term debt(1)		21,218
Call money		179
Borrowings from the Bank of Korea		1,964
Other short-term borrowings		9,061
Asset securitizations		6,316
Redeemable convertible preferred stock		711
Stockholders’ equity		3,395

Total	W	126,333

Note:

(1)	Long-term debt includes redeemable preferred stock.

      Due to our history as a traditional commercial bank, our primary source of funding has historically been and continues to be customer deposits. Deposits amounted to W 37,049 billion and W 83,489 billion as of December 31, 2002 and 2003, which represented approximately 65.0% and 68.3%, respectively, of our total funding as of such dates.

      As we offer competitive interest rates on our deposits, it does not anticipate any material losses in deposit customers to other banks and financial institutions. As of December 31, 2003, approximately 92.3% of our total deposits had current maturities of one year or less or were payable on demand. However, in the past, a substantial portion of such customer deposits has been rolled over upon maturity or otherwise maintained with us, and such short-term deposits have been a stable source of funding over time. For example, of our total deposits outstanding as of December 31, 2003 with remaining maturities of four months or less, approximately 56.4% were rolled over or otherwise maintained with us.

      We may use secondary and other funding sources to complement, or, if necessary, replace funding through customer deposits. As Shinhan Bank and Chohung Bank maintains the highest debt rating in the fixed-income market in Korea, we believe that Shinhan Bank and Chohung Bank will be able to obtain replacement funding through the issuance of long-term debt securities. Shinhan Bank’s and Chohung Bank’s interest rates on long-term debt securities are in general 20 to 30 basis points higher than the interest rates offered on their deposits. However, since long-term debt are not subject to premiums paid for deposit insurance and the Bank of Korea reserves, we estimate that our funding costs on long-term debt securities are on a par with our funding costs on deposits.

      We depend on long-term debt as a significant source of funding, principally in the form of corporate debt securities. Since 1999, the we have actively issued and continues to issue long-term debt securities with maturities of over one year in the Korean fixed-income market. Shinhan Bank has maintained the highest credit rating in the domestic fixed-income market since 1999 and our holding company has also maintained the highest credit rating since its inception in 2001. Chohung Bank has recently received an upgrade in its domestic credit rating and currently maintains the highest credit rating in the domestic fixed-income market. In addition, both Shinhan Bank and Chohung Bank may also issue long-term debt securities denominated in foreign currency in the overseas market. As of March 31, 2004, the credit ratings by S&P and Moody’s assigned to Shinhan Bank and Chohung Bank were as follows:

	As of March 31, 2004

	S&P		Moody’s

Shinhan Bank	BBB		Baa1
Chohung Bank	BBB-	(1)	Baa1

Note:

(1)	Chohung Bank’s credit ratings by S&P was upgraded to BBB on April 16, 2004.

      The cost and availability of unsecured financing are influenced by credit ratings. We expect our domestic credit ratings to remain at the highest level and, accordingly, do not anticipate any material increase in funding cost. Shinhan Bank’s overseas credit ratings have continued to improve since the financial crisis of late 1997 until 2002. During 2003, S&P lowered the debt ratings of Shinhan Bank one notch to BBB following the announcement of our acquisition of Chohung Bank. However, we do not believe that this downgrade has materially affected our cost of funds. Chohung Bank’s credit rating, on the other hand, was recently upgraded to match that of Shinhan Bank to BBB from BBB-. Our holding company did not receive ratings by either of these credit rating agencies since it has not obtained funding from overseas sources to date.

      As of December 31, 2001, 2002 and 2003, our long-term debt amounted to W 4,876 billion, W 8,235 billion and W 21,218 billion, respectively.

      Secondary funding sources include call money, borrowings from The Bank of Korea and other short-term borrowings which amounted to W 5,759 billion, W 6,994 billion and W 11,204 billion as of December 31, 2001, 2002 and 2003 and represented 12.3%, 12.3% and 8.9%, respectively, of our total funding as of such dates.

      Additional funding flexibility is provided by our ability to access the repurchase and asset securitization markets. These alternatives are evaluated on an ongoing basis to achieve the appropriate balance of secured and unsecured funding. The ability to securitize loans, and the associated gains on those securitizations, are principally dependent on the credit quality and yields on the assets securitized and are generally not dependent on the ratings of the issuing entity. Transactions between us and our securitization structures are reflected in our consolidated financial statements. See Note 14 to our consolidated financial statements in “Item 18. Financial Statements — Notes to Consolidated Financial Statements of Shinhan Financial Group”.

      In limited situations, we may also issue redeemable preferred stock and redeemable convertible preferred stock (convertible into our common shares). As consideration for our purchase of Chohung Bank shares, in addition to cash consideration, we issued to the Korea Deposit Insurance Corporation (i) 46,583,961 shares of our Redeemable Preferred Stock, with a redemption price of W 842,517,518,646 and (ii) 44,720,603 shares of our Redeemable Convertible Preferred Stock convertible into 13.27% of our shares of common stock as of December 31, 2002, with a redemption price of W 808,816,825,858. In August 2003, we raised W 900 billion in cash through the issuance of 6,000,000 shares of redeemable preferred stock, all of which were sold in the domestic fixed-income market through Strider Securitization Specialty Co., Ltd., a special purpose vehicle. We are required to redeem these preferred shares issued to the special purpose vehicle in three installments in 2006, 2008 and 2010. See “Item 4. Information on the Company — Our Acquisition of Chohung Bank — Liquidity and Capital Resources” and “Item 10. Additional Information — Articles of Incorporation — Description of Capital Stock — Description of Redeemable Preferred Stock”.

      Our policy is to encourage our subsidiaries to secure their own funding and liquidity source. With respect to Shinhan Capital and Shinhan Card, we have, in certain cases, provided funding through our holding company to take advantage of lower cost of funding within regulatory limitations. Under the Monopoly Regulation and Fair Trade Act of Korea, however, a financial holding company is prohibited from borrowing funds in excess of 100% of its total stockholders’ equity. In addition, pursuant to our liquidity risk management policies designed to ensure compliance with required capital adequacy and liquidity ratios, we have set limits to the amount of liquidity support by our holding company to our subsidiaries to 70% of our total stockholders’ equity and the amount of liquidity support to a single subsidiary to 35% of our total stockholders’ equity.

      In light of the financial market instability in Korea resulting from the liquidity problems faced by credit card companies during the first quarter of 2003, the Korean government announced temporary measures in

April 2003 intended to provide liquidity support to credit card companies. These measures included, among other things:

•	a request by the government for credit card companies to effect capital increase in the aggregate amount of W 4.6 trillion, as part of their self-rescue efforts;

•	banks and other financial institutions agreeing with each other to extend the maturity of all debt securities of credit card companies that they hold;

•	asset management companies agreeing with each other to extend the maturity of 50% of the aggregate amount of the debt securities of credit card companies that they hold which are schedule to mature by June 2003; and

•	with respect to the remaining 50% of such credit card company debt securities, banks and other financial institutions agreeing with each other to contribute an aggregate amount of W 5.6 trillion to purchase such debt securities from asset management companies.

      We funded this obligation through the issuance of debt securities. In addition, Shinhan Bank agreed to extend the maturities of the W 436 billion of credit card company debt securities that it held in April 2003 or that have become due in June 2003 (including W 426 billion of such debt securities Shinhan Bank transferred from its trust accounts to its bank accounts). Of the W 5.6 trillion aggregate contribution made by Korean financial institutions to purchase credit card company debt securities held by asset management companies, the portion allocated for Shinhan Bank to purchase was approximately W 263 billion, all of which were repaid as of July 31, 2003. Chohung Bank also agreed to extend the maturities of the W 177 billion of loans to and debt securities issued by credit card companies that Chohung Bank held in April 2003 or that have become due in June 2003. Of the W 5.6 trillion aggregate contribution made by Korean financial institutions to purchase credit card company debt securities held by asset management companies, the portion allocated for Chohung Bank to purchase was approximately W 183 billion, all of which was repaid as of July 31, 2003.

      We generally may not acquire our own shares except in certain limited circumstances including, without limitation, a reduction in capital. Notwithstanding, pursuant to the Securities and Exchange Act and regulations under the Financial Holding Company Act, we may purchase our own shares on the Korea Stock Exchange or through a tender offer, subject to the restrictions that (1) the aggregate purchase price of such shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year less the amounts of dividends and reserves for such fiscal year, and (2) the purchase of such shares shall meet the requisite ratio under the Financial Holding Company Act and regulations thereunder. We may purchase our own shares for the purpose of cancellation with profits through the Korea Stock Exchange, or acquire interests in our own shares through agreements with trust companies, subject to the same restrictions on the purchase price as described in this paragraph. Shinhan Bank and Chohung Bank are also subject to similar restrictions on acquisition of its own shares.

      In July and August 2001, pursuant to these procedures, Shinhan Bank repurchased 32,432,800 shares of common stock of Shinhan Bank and sold 5,935,721 shares of common stock so repurchased to BNP Paribas in connection with our alliance with BNP Paribas as described under “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions”. We do not use equity derivatives contracts to hedge the risk relating to these repurchases. In addition, pursuant to the Securities and Exchange Act of Korea, in certain limited circumstances, dissenting holders of shares have the right to require us to purchase their shares. In connection with our restructuring into a holding company, in August 2001, Shinhan Bank repurchased 3,376,216 shares of its common stock from the dissenting shareholders of Shinhan Bank. These shares were subsequently exchanged for shares of the holding company and Shinhan Bank disposed of such shares in March 2004. No share repurchases were made in 2002.

Contractual Obligations, Commitments and Guarantees

      In the ordinary course of our business, we have certain contractual cash obligations and commitments which extend for several years. As we are able to obtain liquidity and funding through various sources as described in “— Liquidity and Capital Resources” above, we do not believe that these contractual cash obligations and commitments will have a material effect on our liquidity or capital resources.

Contractual Cash Obligations

      The following table sets forth our contractual cash obligations as of December 31, 2003. Operating lease obligations are not included within our consolidated balance sheet.

	December 31, 2003
	Payments due by Period

	Up to		Between 1		Beyond 5
	1 Year		and 5 Years		Years		Total

			(In billions of Won)
Long-term debt	W	8,205	W	10,348	W	2,937	W	21,490
Operating lease obligations		13		13		—		26

Total	W	8,218	W	10,361	W	2,937	W	21,516

      Long-term debt includes senior debt, subordinated debt and redeemable preferred stock as shown in Note 15 in “Item 18. Financial Statements — Notes to the consolidated financial statements of Shinhan Financial Group”.

      The above table excludes short-term borrowings, secured borrowings and deposits since these are generally short-term in nature. The contractual maturity of deposits is given in Note 12 in “Item 18. Financial Statements — Notes to the consolidated financial statements of Shinhan Financial Group”.

Commitments and Guarantees

      The following table sets forth our commitments and guarantees as of December 31, 2003. These commitments, apart from certain guarantees and acceptances, are not included within our consolidated balance sheet. Guarantees issued after December 31, 2002 are recorded at their fair value at inception, which is amortized over the life of guarantees.

	As of December 31, 2003
	Commitment Expiration by Period

	Up to		Between 1		Beyond
	1 Year		and 5 Years		5 Years		Total

	(In billions of Won)
Commitments to extend credit:
Corporate	W	30,939	W	1,439	W	544	W	32,922
Credit card lines(1)		17,202		5		—		17,207
Consumer(2)		3,625		127		—		3,752
Commercial letters of credit(3)		3,056		19		—		3,075
Financial Standby letters of credit		238		56		13		307
Other Financial guarantees		755		187		16		958
Performance letters of credit and guarantees		463		113		140		716
Liquidity facilities to SPEs		363		2,219		123		2,705
Acceptances		2,365		—		—		2,365
Loans sold with recourse		—		—		85		85
Market value guarantee on trust accounts		499		498		1,788		2,785

Total	W	59,505	W	4,663	W	2,709	W	66,877

Notes:

(1)	Relates to the unused portion of credit card limits that may be cancelled by us after notice to the borrower if we determine that the borrower’s repayment ability is significantly impaired.

(2)	Excludes credit cards.

(3)	These are generally short-term and collateralized by the underlying shipments of goods to which they relate.

      Commitments to extend credit represent unfunded portions of authorizations to extend credit in the form of loans. The commitments expire on fixed dates and a customer is required to comply with predetermined conditions to draw funds under the commitments.

      Commercial letters of credit are undertakings on behalf of customers authorizing third parties to draw drafts on us up to a stipulated amount under specific terms and conditions. Commitments to extend credit, including credit lines, are in general subject to provisions that allow us to withdraw such commitments in the event there are material adverse changes affecting an obligor.

      Financial standby letters of credit are irrevocable obligations to pay third party beneficiaries when our customers fail to repay loans or debt instruments, which are generally in foreign currencies. A substantial portion of these standby letters of credit are secured by underlying assets, including trade-related documents.

      Other financial guarantees are used in various transactions to enhance the credit standing of our customers. They represent irrevocable assurance, subject to satisfaction of certain conditions, that we will make payment in the event that our customers fail to fulfill their obligations to third parties. Such financial obligations include a return of security deposits and the payment of service fees.

      Performance letters of credit and guarantees are issued to guarantee customers’ tender bids on construction or similar projects or to guarantee completion of such projects in accordance with contractual terms. They are also issued to support a customer’s obligation to supply products, commodities, maintenance or other services to third parties.

      Liquidity facilities to SPEs represent irrevocable commitments to provide contingent credit lines including commercial paper purchase agreements to SPEs for which we serve as the administrator.

      Loans sold with recourse represent certain non-performing loans we sold to Korea Asset Management Corporation prior to 1999. The sales agreements contain a recourse obligation under which Korea Asset Management Corporation can obligate us to repurchase the related loans. The recourse obligation has no expiration date.

      Market value guarantees on trust funds represent guarantee of principal or fixed rate of return issued to trust fund investors.

      Acceptances are a guarantee by us to pay a bill of exchange drawn on a customer. We expect most acceptances to be presented, but reimbursement by the customer is normally immediate.

      Details of our credit commitments and obligations under guarantees are provided in Note 30 in “Item 18. Financial Statements — Notes to the consolidated financial statements of Shinhan Financial Group”.

Off-Balance Sheet Arrangements

      We have several types of off-balance sheet arrangements, including guarantees for loans, debentures, trade financing arrangements, guarantees for other financings, credit lines, letters of credit and credit commitments. In the normal course of our banking activities, we make various commitments and guarantees to meet the financing needs of our customers. Commitments and guarantees are usually in the form of, among others, commitments to extend credit, commercial letters of credit, standby letter of credit and performance guarantees. The contractual amount of these financial instruments represents the maximum possible loss amount if the account party draws down the commitment or we should fulfill our obligation under the guarantee and the account party fails to perform under the contract. See “Item 4. Information on the Company — Description of Assets and Liabilities — Credit-Related Commitments and Guarantees”.

      Details of our off-balance sheet arrangements are provided in Note 35 in “Item 18. Financial Statements — Notes to the Consolidated Financial Statements of Shinhan Financial Group”.

Selected Financial Information under Korean GAAP

      The selected consolidated financial and other data shown below have been derived from our consolidated financial statements, prepared in accordance with Korean GAAP.

      Under Korean GAAP, consolidated financial statements include the accounts of fully or majority owned subsidiaries and substantially controlled affiliates that have assets in the amount equal to or more than 7 billion as of the end of the previous fiscal year. Substantial control is deemed to exist when the investor is the largest shareholder and owns more than 30% of the investee’s voting shares. Korean GAAP does not require the consolidation of subsidiaries, or substantially controlled affiliates, where activities are dissimilar from ours.

      Under Korean GAAP effective since 1994, financial statements of our trust accounts, on which we guarantee a fixed rate of return and/or the repayment of principal, are consolidated, whereby assets and liabilities of third parties held by such trusts are reflected as assets and liabilities, and revenues and expenses generated from such third party assets are reflected in the statement of operations. Activities between trust accounts and us are eliminated.

      Beginning January 1, 1999, the financial statements are prepared in accordance with financial accounting standards generally accepted for banking institutions issued by the Korean Securities and Futures Commission.

      Capital adequacy ratios have been calculated from the financial statements prepared in accordance with Korean GAAP and using the guidelines issued by the Financial Supervisory Commission.

      We have included narrative disclosure in the footnotes to more clearly identify where significant accounting policy changes have taken place, which line items would be affected and how the balances would be affected. The areas where such significant changes have occurred are as follows:

•	Trading and investment securities;

•	Deferred taxation;

•	Guarantees and acceptances (including allowances for losses); and

•	Provision for loan loss allowances.

Consolidated Income Statement Data

	Year Ended December 31,

	1999(1)		2000(1)		2001(1)		2002(2)		2003(3)		2003(3)(4)

							Shinhan		Shinhan		Shinhan
	Shinhan		Shinhan		Shinhan		Financial		Financial		Financial
	Bank		Bank		Bank		Group		Group		Group

	(In billions of Won and millions of US$, except per share data)
Interest income	W	3,283	W	3,627	W	3,607	W	3,646	W	4,996	$4,191
Interest expense		2,544		2,734		2,542		2,352		2,997	2,514

Net interest income		739		893		1,065		1,294		1,999	1,677
Provision for loan losses(5)		734		510		510		193		1,150	965

Net interest income after provision for loan losses		5		383		555		1,101		849	712
Noninterest revenue(6)		865		1,173		1,206		2,284		3,076	2,581
Noninterest expenses(7)		788		1,094		1,309		2,446		3,139	2,634

Operating income		82		462		452		939		786	659
Non-operating income (loss), net		88		93		44		(86)		(155)	(130)

Net income before income tax Expense		170		555		496		853		631	529

	Year Ended December 31,

	1999(1)		2000(1)		2001(1)		2002(2)		2003(3)		2003(3)(4)

							Shinhan		Shinhan		Shinhan
	Shinhan		Shinhan		Shinhan		Financial		Financial		Financial
	Bank		Bank		Bank		Group		Group		Group

	(In billions of Won and millions of US$, except per share data)
Income tax expenses(8)		57		182		149		255		254	213

Net income before consolidation Adjustment		113		373		347		598		377	316
Minority interest in loss (earnings) of consolidated subsidiaries		1		(4)		—		4		(14)	(11)

Net income	W	114	W	369	W	347	W	602	W	363	$305

Per common share data (in currency unit):
Earnings per share-basic	W	451	W	1,428	W	1,365	W	2,294	W	1,022	$0.86
Earnings per share-diluted(9)		354		1,143		1,160		—		1,063	0.89
Cash dividends per common share		400		750		1,000		600		600	0.50
Stock dividends per common share		—		—		—		—		—	—

Notes:

(1)	Represents the consolidated income statement of Shinhan Bank for the periods indicated.

(2)	Represents the consolidated income statement of Shinhan Financial Group for the year ended December 31, 2002.

(3)	Represents the consolidated income statement of Shinhan Financial Group for the year ended December 31, 2003.

(4)	Won amounts are expressed in U.S. dollars at the rate of W 1,192.00 per US$1.00, the noon buying rate in effect on December 31, 2003 as quoted by the Federal Reserve Bank of New York in the United States.

(5)	The methodology that we use to calculate the provision for loan losses was revised in 1999 to consider not only delinquencies and bankruptcies but also future capacity to repay including the borrower’s management, current financial position, and future cash flows, based on our internally developed credit rating model.

(6)	Noninterest revenue includes fees & commissions income, dividends on securities, gains on security valuations and disposals, gains on foreign currency transaction and gains from derivative transactions.

(7)	Noninterest expense is composed of fees & commissions paid or payable, general and administrative expenses, losses on securities valuations and disposals, losses on foreign currency transactions and losses from derivative transactions.

(8)	Prior to 1999, there was no requirement to use a deferred method of accounting for income taxes. The cumulative effect of adopting the revised standards as of January 1, 1999 was to debit opening retained earnings by W 61 billion, which reflected the deferred tax liabilities that would have been recognized as of December 31, 1998. We did not restate prior periods. The effect of adopting the revised standards for the year ended December 31, 1999 was to decrease net income by W 15 billion and to recognize deferred tax liabilities of W 76 billion as of December 31, 1999.

(9)	Diluted earnings per share measure was only required to be disclosed from 1999. Prior to this change in requirements, only basic earnings per share amount was required to be disclosed.

Consolidated Balance Sheet Data

	As of December 31,

	1999(1)		2000(1)		2001(1)		2002(2)		2003(2)		2003(3)

							Shinhan		Shinhan		Shinhan
	Shinhan		Shinhan		Shinhan		Financial		Financial		Financial
	Bank		Bank		Bank		Group		Group		Group

	(In billions of Won and millions of US$)
Cash and due from banks	W	3,366	W	2,394	W	2,144	W	2,817	W	6,418	$5,384
Loans(4)		24,398		30,604		35,382		46,030		97,729	81,988
Less allowance for doubtful accounts(5)		1,187		709		602		786		2,808	2,356
Trading securities		2,464		2,481		2,042		2,076		4,877	4,091
Investment securities		11,391		12,260		13,403		13,408		23,127	19,402
Premises and equipments(6)		199		684		604		1,101		2,859	2,399
Other assets(7)		2,005		1,854		2,590		2,122		7,007	5,878

Total assets		42,636		49,568		55,563		66,768		139,209	116,786

Deposits		22,918		29,712		34,217		38,722		87,592	73,483
Borrowings(8)		11,916		11,812		9,674		11,352		17,209	14,438
Debentures		2,121		1,722		3,513		8,395		17,748	14,889
Other liabilities(9)		2,759		3,233		4,988		4,337		10,552	8,852

Total liabilities		39,714		46,479		52,392		62,806		133,101	111,662

Minority interests in consolidated subsidiaries		68		65		—		321		596	500
Stockholders’ equity		2,854		3,024		3,171		3,641		5,512	4,624

Total liabilities, minority interest and stockholders’ Equity	W	42,636	W	49,568	W	55,563	W	66,768	W	139,209	$116,786

Notes:

(1)	Represents the consolidated balance sheet data of Shinhan Bank as of the dates indicated.

(2)	Represents the consolidated balance sheet data of Shinhan Financial Group as of the dates indicated.

(3)	Won amounts are expressed in U.S. dollars at the rate of W 1,192.00 per US$1.00, noon buying rate in effect on December 31, 2003 as quoted by the Federal Reserve Bank of New York in the United States.

(4)	Loans represent the gross amount of loans, before adjustment for the allowance for loan losses. Accrued interest income is included within other assets.

(5)	The allowance for loan losses prior to December 31, 1999 was provided based on credit risk classifications of the loan portfolio in accordance with guidelines issued by the Financial Supervisory Commission. Estimated loan losses were determined by applying certain percentages to each credit risk classification. Under revised Korean GAAP, effective as at December 31, 1999, the Financial Supervisory Commission requires allowances to fully reflect a borrower’s future capacity to repay using forward looking criteria, rather than solely past performance, by applying the internal credit grading system developed by the reporting bank. The forward looking criteria are applied only to large-sized commercial loans (total loan exposure of W 1 billion or more or unsecured loan exposure of W 0.1 billion or more), while consumer loans and small-sized commercial loans were classified by considering number of days delinquent, secured amounts, and possibility of collection. Pursuant to the regulations promulgated by the Financial Supervisory Commission, loans are classified as normal, precautionary, substandard, doubtful or estimated loss, and the allowance for loan losses is determined by applying a percentage within a certain range to those classifications.

(6)	Accumulated depreciation is recorded as a deduction from premises and equipment.

(7)	Other assets include leasehold deposits, accounts receivables, accrued interest income, prepaid expenses and unsettled debit of domestic exchange (which represents outstanding balances due from other banks generated in the process of fund settlements of domestic exchange, such as checks, bills, drafts, remittance exchange, ATM use and credit card network). Leasehold deposits are recorded as other assets on the balance sheet. The amount of credit card loans was W 1,143 billion, W 1,586 billion, W 2,093 billion, W 2,796 billion and W 4,931 billion in 1999, 2000, 2001, 2002 and 2003 respectively. The amount of payment in guarantees was W 105 billion, W 50 billion W 39 billion, W 90 billion and W 108 billion in 1999, 2000, 2001, 2002 and 2003, respectively. The amount of resale agreements was W 97 billion, W 900 billion W 7 billion, W 0 billion and W 470 billion in 1999, 2000, 2001, 2002 and 2003, respectively.

(8)	Borrowings consist mainly of borrowings from Bank of Korea, the Korean government and banking institutions.

(9)	Under Korean GAAP, effective as of December 31, 1999, contingent losses with respect to guarantees and acceptances are recognized by applying the same classification methods and provision percentages used in determining the allowance for loan losses. Provisions are only applied to acceptances and guarantees classified as substandard, doubtful and estimated loss. The amounts of provisions as of December 31, 1999, 2000, 2001, 2002 and 2003 were W 51 billion, W 12 billion, W 13 billion, W 4 billion and W 57 billion, respectively. These amounts are included in other liabilities.

Profitability Ratios

	Year Ended December 31,

	1999(1)	2000(1)	2001(1)	2002(2)	2003(3)

				Shinhan	Shinhan
	Shinhan	Shinhan	Shinhan	Financial	Financial
	Bank	Bank	Bank	Group	Group

	(Percentages)
Net income as a percentage of:
Average total assets(3)	0.29%	0.81%	0.67%	0.91%	0.37%
Average stockholders’ equity(3):
Common shares only	4.88	13.94	11.76	17.12	9.97
Including redeemable preferred shares(4)	4.34	12.56	11.21	N/A	8.42
Dividend payout ratio(5)	86.34	51.59	43.45	26.15	66.34
Net interest spread(6)	1.17	1.36	1.67	1.63	2.25
Net interest margin(7)	2.01	2.06	2.15	2.08	2.30
Efficiency ratio(8)	49.14	52.98	57.65	68.38	61.85
Cost-to average assets ratio(9)	2.03	2.38	2.50	3.67	3.19
Equity to average asset ratio(10):	6.76	6.40	5.91	5.27	4.38
Common shares only	6.01	5.76	5.63	5.27	3.70
Including redeemable preferred shares(4)	6.76	6.40	5.91	N/A	4.38

N/A = not applicable.

Notes:

(1)	Represents the profitability ratios of Shinhan Bank for the periods indicated.

(2)	Represents the profitability ratios of Shinhan Financial Group for the periods indicated.

(3)	Average balances are based on (a) daily balances for Shinhan Bank, Chohung Bank and Jeju Bank and (b) quarterly balances for other subsidiaries.

(4)	In 1999, 2000 and 2001, Shinhan Bank had W 292.5 billion of redeemable preferred stock outstanding that it had issued to the Korea Deposit Insurance Corporation in connection with its acquisition of the assets and liabilities of Dongwha Bank, one of the failed banks in Korea, in 1998. These redeemable preferred stock matured in August 2002. As consideration for our acquisition of Chohung Bank, on August 18, 2003, we issued to the Korea Deposit Insurance Corporation (i) 46,583,961 shares of our Redeemable Preferred Stock and (ii) 44,720,603 shares of our Redeemable Convertible Preferred Stock convertible into 13.27% of our common shares as of December 31, 2002. Pursuant to the terms of the Redeemable Preferred Stock issued to Korea Deposit Insurance Corporation, we are required to redeem such shares in five equal annual installments commencing three years from the date of issuance and, pursuant to the terms of the Redeemable Convertible Preferred Stock, we are required to redeem the full amount of such shares outstanding five years from the date of issuance to the extent not converted into our common shares. Each share of Redeemable Convertible Preferred Stock is convertible into one share of our common stock. The dividend ratios on the Redeemable Preferred Stock and the Redeemable Convertible Preferred Stock are 4.04% and 2.02%, respectively. In August 2003, we also raised W 900 billion in cash through the issuance of 6,000,000 shares of redeemable preferred stock, all of which were sold in the domestic fixed-income market through Strider Securitization Specialty Co., Ltd., a special purpose vehicle. These redeemable preferred shares have terms that are different from the preferred shares issued to Korea Deposit Insurance Corporation. We are required to redeem these preferred shares issued to the special purpose vehicle in three installments in 2006, 2008 and 2010. See “Item 4. Information on the Company — Our Acquisition of Chohung Bank — Liquidity and Capital Resources” and “Item 10. Additional Information — Articles of Incorporation — Description of Capital Stock — Description of Redeemable Preferred Stock”. Under Korean GAAP, all of these redeemable preferred stock are included in stockholder’s equity.

(5)	The dividend payout ratio represent the ratio of total dividends paid on common stock as a percentage of net income attributable to common stock.

(6)	Net interest spread represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.

(7)	Net interest margin represents the ratio of net interest income to average interest earning assets.

(8)	Represents the ratio of noninterest expense to the sum of net interest income and noninterest income, a measure of efficiency for banks and financial institutions. Efficiency ratio may be reconciled to comparable line-items in our income statement for the periods indicated as follows:

	Year Ended December 31,

	1999		2000		2001		2002		2003

							Shinhan		Shinhan
	Shinhan		Shinhan		Shinhan		Financial		Financial
	Bank		Bank		Bank		Group		Group

	(In billions of Won, except percentages)
Non-interest expense(A)	W	788	W	1,094	W	1,309	W	2,446	W	3,139
Divided by
The sum of net interest income and noninterest income(B)		1,604		2,066		2,271		3,578		5,075
Net interest income		739		893		1,065		1,294		1,999
Noninterest revenue		865		1,173		1,206		2,284		3,076
Efficiency ratio ((A) as a percentage of(B))		49.14%		52.98%		57.65%		68.38%		61.85%

(9)	Cost-to-average-assets ratio, a measure of cost of funding used by banks and financial institutions, represents the ratio of noninterest expense to average total assets.

(10)	Represents the ratio of average stockholders’ equity to average total assets.

Capital Ratios

	As of or for the Year Ended December 31,

	1999	2000	2001	2002	2003

	(Percentages)
Requisite capital ratio(1)	N/A	N/A	134.43%	130.93%	118.41%
Total capital adequacy (BIS) ratio of Shinhan Bank(2)	13.85%	12.30%	11.99	10.92	10.49
Tier I(2)	10.42	9.24	8.24	6.81	6.34
Tier II(2)	3.43	3.06	3.75	4.11	4.15
Total capital adequacy (BIS) ratio of Chohung Bank(2)	9.80	9.78	10.43	8.66	8.87
Tier I(2)	5.66	5.24	5.91	4.61	4.47
Tier II(2)	4.14	4.54	4.52	4.05	4.40
Adjusted equity capital ratio of Shinhan Card(3)	N/A	N/A	N/A	10.86	13.78

N/A =	not applicable.

Notes:

(1)	We were restructured as a financial holding company on September 1, 2001 and became subject to minimum capital requirements as reflected in the requisite capital ratio. Under the guidelines issued by the Financial Supervisory Commission applicable to financial holding companies, We, at the holding company level, are required to maintain a minimum requisite capital ratio of 100%. Requisite capital ratio represents the ratio of net aggregate amount of our equity capital to aggregate amounts of requisite capital. This computation is based on our consolidated financial statement in accordance with Korean GAAP. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy”.

(2)	Shinhan Bank comprises 59.13% of our total assets and Chohung Bank comprises 41.86% of our total assets. The capital adequacy ratios of Shinhan Bank and Chohung Bank are computed in accordance with the guidelines issued by the Financial Supervisory Commission, which was revised as of December 31, 2002 to take into account market risk as well as credit risk. For Shinhan Bank, the capital ratios as of December 31, 2001 were recalculated using these revised guidelines but the capital ratios as of December 31, 1999 and 2000 do not reflect the revised guidelines. For Chohung Bank, the capital ratios as of December 31, 2002 were calculated using these revised guidelines but the capital ratios as of December 31, 1999, 2000 and 2001 do not reflect the revised guidelines. Under the guidelines of the Financial Supervisory Commission, each of Shinhan Bank and Chohung Bank is required to maintain a minimum capital adequacy ratio of 8%. Applying the previous calculation, which only takes into account credit risks, Shinhan Bank’s total capital adequacy ratio as of December 31, 2001, 2002 and 2003 would have been 12.02%, 10.91% and 10.59%, respectively. Applying the previous calculation, which only takes into account credit risks, Chohung Bank’s total capital adequacy ratio as of December 31, 2002 and 2003 would have been 8.64% and 8.89%. This computation is based on consolidated financial statements prepared in accordance with Korean GAAP of Shinhan Bank and Chohung Bank, as the case may be. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Banks — Capital Adequacy.”

(3)	Represents the ratio of total adjusted stockholders’ equity to total adjusted assets and are computed in accordance with the guidelines issued by the Financial Supervisory Service for credit card companies. Under these guidelines, Shinhan Card is required to maintain a minimum adjusted equity capital ratio of 8%. This computation is based on Shinhan Card’s nonconsolidated financial statements prepared in accordance with Korean GAAP.

Asset Quality Ratios

	As of December 31,

	1999(1)		2000(1)		2001(1)		2002(2)		2003(2)

	(In billions of Won, except percentages)
Substandard and below loans(3)	W	1,901	W	1,351	W	540	W	843	W	3,207
Substandard and below loans as a percentage of total loans		7.63%		4.63%		1.52%		1.83%		3.37%
Substandard and below loans as a percentage of total assets		4.46		2.73		0.97		1.26		2.30
Precautionary loans as a percentage of total loans(4)		11.30		5.23		2.74		1.72		3.55
Precautionary and below loans as a percentage of total loans(4)		18.92		9.86		5.17		3.55		6.92
Precautionary and below loans as a percentage of total assets(4)		11.08		5.80		3.30		2.45		4.73
Allowance for loan losses as a percentage of substandard and below loans		71.37		52.47		81.01		35.25		85.85
Allowance for loan losses as a percentage of precautionary and below loans(4)		20.50		18.41		22.51		25.38		41.80
Allowance for loan losses as a percentage of total loans		4.74		2.42		1.74		1.71		2.89
Substandard and below credits as a percentage of total credits(5)		5.05		2.31		1.44		1.00		3.57
Loans in Korean Won as a percentage of deposits in Korean Won(6)		81.05		74.94		83.36		96.35		99.37

Notes:

(1)	Represents the asset quality ratios of Shinhan Bank as of the dates indicated.

(2)	Represents the asset quality ratios of Shinhan Financial Group as of the dates indicated.

(3)	Substandard and below loans are defined in accordance with regulatory guidance in Korea, except excludes loans provided from Shinhan Bank’s trust accounts and confirmed guarantees and acceptances (including bills purchased and privately placed debentures). In 1999, as well as classifying credit quality into five categories, which are normal, precautionary, substandard, doubtful and estimated loss, in accordance with standards defined by the Financial Supervisory Commission, we also took into account the repayment capability of borrowers. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Banks”.

(4)	As defined by the Financial Supervisory Commission.

(5)	Credits include loans provided from our trust accounts (including bills purchased and privately placed debentures) and confirmed guarantees and acceptances, as well as the total loan portfolio of the banking accounts.

(6)	Under Korean GAAP, loans in Korean Won do not include bills bought in Won, advances for customers, credit card accounts, bonds purchased under resale agreements, call loans, private placement corporate bonds and loans in restructurings that have been swapped for equity in the restructured borrower.

Recent Accounting Pronouncements

      Effective July 1, 2001, the Group adopted SFAS No. 141, Business Combinations (“SFAS No. 141”). SFAS No. 141 requires that all business combinations initiated after June 30, 2001, be accounted for using the purchase method. Also under SFAS No. 141, identified intangible assets acquired in a purchase business combination must be separately valued and recognized on the balance sheet if they meet certain requirements.

      Effective January 1, 2002, we adopted SFAS No. 142, which establishes the accounting and reporting for intangible assets acquired individually or with a group of other assets, but not those acquired in a business combination, at acquisition. It also addresses the accounting and reporting for goodwill and other intangible assets subsequent to an acquisition. The adoption of SFAS No. 141 and SFAS No. 142 had a material effect on our consolidated financial statements as discussed more fully in Notes 3, 10 and 19 to our consolidated financial statements in “Item 18. Financial Statements — Notes to the consolidated financial statements of Shinhan Financial Group”.

      Effective January 1, 2002, we adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”) which superseded SFAS No. 121, Accounting for the Impairment of Long-Lived Assets to Be Disposed Of. SFAS No. 144 maintains the previous accounting for the impairment or disposal of long-lived assets, but also establishes more restrictive criteria that have to be met to classify such as “held for sale”. The adoption of SFAS No. 144 did not have a material effect on our consolidated financial statements.

      Effective October 1, 2002, we adopted SFAS No. 147, Acquisitions of Certain Financial Institutions (“SFAS No. 147”). SFAS No. 147 requires that business combinations involving depository financial institutions within its scope, except for combinations between mutual institutions, be accounted for under SFAS No. 141. Previously, generally accepted accounting principles for acquisitions of financial institutions provided for recognition of the excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset. Under SFAS No. 147, such excess is accounted for as goodwill. The impact of adopting SFAS No. 147 did not materially affect our consolidated financial statements.

      Effective July 1, 2003, we adopted SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS No. 149”). SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made: (a) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS No. 133, (b) in connection with other FASB projects dealing with financial instruments, and (c) regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an “underlying” and the characteristics of a derivative that contains financing components. The impact of adopting SFAS No. 149 did not materially affect our consolidated financial statements.

      In March 2004, the Staff of the United States Securities and Exchange Commission issued Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments (“SAB 105”). SAB 105 provides guidance on the initial recognition and measurement of loan commitments with respect to the origination of mortgage loans that will be held for sale, which meet the definition of a derivative under SFAS No. 133, as amended. We do not expect that the adoption of SAB 105 will have a material impact on our financial position or results of operations.

      In May 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS No. 150”). SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or “mezzanine” equity, but now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the balance sheet. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The guidance in SFAS No. 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The impact of adopting SFAS No. 150 on our consolidated financial statements is described in Note 21 to our consolidated financial statements in “Item 18. Financial Statements — Notes to the consolidated financial statements of Shinhan Financial Group”.

      In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees (“FIN 45”). FIN 45 requires a guarantor to recognize a liability at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. Guarantees, as defined in FIN 45, include contracts that contingently require us to make payments to a guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of the guaranteed party, performance guarantees, indemnification agreements or indirect guarantees of indebtedness of others. This new accounting is effective for certain guarantees issued or modified after December 31, 2002. In addition, FIN 45 requires certain additional disclosures that are presented in Note 30 to our consolidated financial statements in “Item 18. Financial Statements — Notes to the consolidated financial statements of Shinhan Financial Group”. On January 1, 2003, we adopted FIN 45 and the impact of adopting FIN 45 did not materially affect our consolidated financial statements.

      In January 2003, the FASB issued FIN 46. FIN 46 provides a new framework for identifying variable interest entities (“VIEs”) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of VIEs in its consolidated financial statements. FIN 46 requires VIEs to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIEs’ activities or entitled to receive a majority of the entity’s residual returns, or both.

      The provisions of FIN 46 were applicable to variable interests in VIEs created after January 31, 2003. Variable interests in VIEs created before February 1, 2003, were originally subject to the provisions of FIN 46 no later than July 1, 2003. In October 2003, the FASB issued guidance that provided for a deferral of the effective date of applying FIN 46 to entities created before February 1, 2003, to no later than December 31, 2003. In addition, the deferral permitted a company to apply FIN 46 as of July 1, 2003, to some or all of the VIEs in which it held an interest, and the rest on December 31, 2003.

      In December 2003, the FASB issued a revision to FIN 46 (“FIN 46R”), which clarifies and interprets certain of the provisions of FIN 46 without changing the basic accounting model in FIN 46. The provisions of FIN 46R are effective no later than March 31, 2004 for companies domiciled in the United States of America. However, companies domiciled in the United States of America must apply either FIN 46 or FIN 46R to those entities considered SPEs no later than December 31, 2003. As a Foreign Private Issuer, as defined in the United States Securities and Exchange Commission regulations, we prepare our consolidated financial statements in accordance with U.S. GAAP on an annual basis. As a Foreign Private Issuer, we must apply the provisions of FIN 46R to those entities considered SPEs on January 1, 2004, and to other entities no later than December 31, 2004. We are still in the process of analyzing and interpreting FIN 46R, and assessing the impact on our financial position and results of operations. More information related to the adoption of FIN 46 and FIN 46R is presented in Note 35 to our consolidated financial statements in “Item 18. Financial Statements — Notes to the consolidated financial statements of Shinhan Financial Group”.

      In November 2003, the EITF reached a consensus on certain additional quantitative and qualitative disclosure requirements in connection with its deliberation of the Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments on the impairment model for available-for-sale and held-to-maturity securities under SFAS No. 115. The required disclosures are presented in Note 7 to our consolidated financial statements in “Item 18. Financial Statements — Notes to the consolidated financial statements of Shinhan Financial Group”.

Reconciliation with Korean Generally Accepted Accounting Principles

      Our consolidated financial statements and related footnotes appearing in “Item 18. Financial Statements”, which are prepared in accordance with U.S. GAAP, and other financial data appearing in Items 3, 4 and 5 are presented on a consolidated basis under U.S. GAAP, unless otherwise specifically mentioned. Our consolidated financial statements prepared in accordance with U.S. GAAP, differ in certain significant respects from Korean GAAP, the basis on which the consolidated financial data appearing in “— Selected Financial Information under Korean GAAP” are presented. Differences between Korean GAAP and

U.S. GAAP, which have significant effects on the consolidated net income and stockholders’ equity of Shinhan Financial Group, are summarized as follows:

	2003

	(In millions of Won)
U.S. GAAP net income	W	275,318
1. Provision for loan losses		(234,897)
2. Sale of loans and related recourse obligations to the Korea Asset Management Corporation		(11,623)
3. Deferred loan origination fees and costs		27,474
4. Write-off of other assets and receivables		21,816
5. Securities and derivatives for nontrading purposes
a. Changes in foreign exchange rates on available-for-sale securities		16,819
b. Impairment loss and reclassification of securities		123,582
c. Reversal of hedge accounting treatment for derivatives		12,920
6. Stock based compensation		(5,704)
8. Reclassification of leases		(1,421)
9. Equity method		(3,541)
10. Foreign currency translation		(6,504)
11. Derecognition and amortization and impairment of goodwill		(37,010)
13. Negative goodwill		758
14. Amortization of intangible assets		55,136
15. Recognition of minority interest		8,041
16. Reversal of asset revaluation		(988)
17. Adjustments for Redeemable Preferred Stock		44,273
18. Sale-leaseback		31,991
19. Others		34,510

Total of adjustments		75,632
Tax effect of adjustments		12,036

Korean GAAP net income	W	362,986

U.S. GAAP stockholders’ equity	W	3,395,398
1. Allowance for loan losses		280,657
2. Sale of loans and related recourse obligations to the Korea Asset Management Corporation		(32,921)
3. Deferred loan origination fees and costs		(55,132)
4. Write-off of other assets and receivables		25,956
5. Securities and derivatives for nontrading purposes
b. Impairment loss and reclassification of securities		(165,562)
c. Reversal of hedge accounting treatment for derivatives		17,195
6. Stock based compensation		4,715
7. Formation of Shinhan Financial Group		(43,057)
8. Reclassification of leases		(18,263)
9. Equity method		(6,938)
10. Foreign currency translation		(4,070)
11. Derecognition and amortization and impairment of goodwill		(37,489)
12. Sale of Shinhan Securities		(10,642)

	2003

	(In millions of Won)
13. Negative goodwill		75,244
14. Amortization of intangible assets		68,078
15. Minority interest		660,392
16. Reversal of asset revaluation		130,344
17. Adjustments for Redeemable Preferred Stock		1,846,984
18. Sale-leaseback		31,991
19. Others		(8,413)

Total of adjustments		2,759,069
Tax effect of adjustments		(46,837)

Korean GAAP stockholders’ equity	W	6,107,630

      The following is a summary of the significant adjustments made to consolidated net income and stockholders’ equity to reconcile the U.S. GAAP results with Korean GAAP. The numbered paragraphs below refer to the corresponding item numbers set forth above.

      1. Under U.S. GAAP, the allowance for loan losses for specifically identified impaired loans is based on (1) the present value of expected future cash flows discounted at the loan’s effective interest rate or as a practical expedient, (2) the loans observable market price or (3) the fair value of the collateral if the loan is collateral dependent.

      For homogeneous pools of corporate and consumer loans, allowances are based on historical losses using a risk rating migration model adjusted for qualitative factors, while a delinquency roll-rate model adjusted for qualitative factors is used for homogeneous pools of credit cards.

      Under Korean GAAP, the allowance for loan losses is generally established based on the classification guidelines promulgated by the Financial Supervisory Commission, which requires that the minimum allowance be established based on loan classification. Both Shinhan Bank and Chohung Bank used these guidelines, as modified, to establish minimum allowances.

      Our reserve is established based on the following percentages as of December 31, 2003.

	Shinhan Bank		Chohung Bank

	Corporate	Consumer	Corporate	Consumer

	(Percentage)		(Percentage)
Normal	0.20-2.0	0.75	0.5	0.75
Precautionary	4.0	8.0	2.0	8.0
Substandard	20	20	20	20
Doubtful	95	55	50	55
Estimated Loss	100	100	100	100

      This adjustment reflects the differences in the methodologies used to determine the allowance for loan losses under U.S. GAAP and Korean GAAP. It also includes the offsetting effects of (1) the consolidation of our trust accounts, which include loans and related reserves under Korean GAAP and (2) the deconsolidation of certain securitized loans and related reserves, which it recorded as sales under Korean GAAP.

      2. Prior to fiscal year 2001, we sold a number of non-performing loans to the Korea Asset Management Corporation. Based on the sales agreement, the Korea Asset Management Corporation can return certain loans to us when the performance requirements of such loans are not met. Under U.S. GAAP, we have recognized a recourse liability for the obligation to repurchase such loans. Under Korean GAAP, we have not estimated a recourse liability.

      3. Under U.S. GAAP loan origination fees and the related costs are deferred and amortized over the life of the loan as an adjustment to the yield of the loan. Under Korean GAAP, origination fees were recognized in income when received or paid and did not provide for the deferral or related costs. Beginning January 1, 2003, origination fees and certain related costs, which differ from U.S. GAAP, are deferred and amortized over the life of the loan as an adjustment to the yield of the loan under Korean GAAP.

      4. Korean GAAP permits banks to capitalize certain costs related to the collection of delinquent loans and reflect losses related to the misappropriation of bank assets by employees as receivables. The substantial majority of this adjustment relates to these two items. In 2003, the amounts relating to these items under Korean GAAP were W 16,923 million and W 5,779 million, respectively. Under U.S. GAAP, such items must be expensed as incurred. This adjustment reflects the recognition of these items as expense during 2003.

      5a. Under U.S. GAAP, effects of changes in foreign exchange rates of foreign available-for-sale securities are reflected as a component of other comprehensive income. Under Korean GAAP, effects of such changes in foreign exchange rates are reflected in earnings. This item reflects the adjustment of such effects from earnings to other comprehensive income.

      5b. Under U.S. GAAP, declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other-than-temporary are recorded in earnings. Various quantitative and qualitative factors are assessed to determine whether impairment is other-than-temporary such as the duration and extent of the decline, the current operating and future expected performance, market values of comparable companies, changes in industry and market prospects, and the intent and ability of the holder to hold the security for a sufficient period of time for subsequent expected recovery in market value. Under Korean GAAP, declines in the fair value that are deemed to be permanent are recorded in earnings. The determination of whether a decline in the fair value of a security is permanent is generally based on whether the issuer is in bankruptcy or liquidation. This item reflects the recognition of additional losses, adjustment of the proper cost basis for the disposal gains or losses and reclassification of securities that are not within the scope of SFAS No. 115 into proper categories under U.S. GAAP.

      5c. Under U.S. GAAP, for a derivative to qualify for hedge accounting, it must be highly effective at reducing the risk associated with the exposure being hedged. The hedging relationship must be designated and formally documented at inception along with the particular risk management objective and strategy for the hedge, identification of the derivative used as the hedging instrument, the hedged item and the risk exposure being hedged, and the method of assessing hedge effectiveness. As the criteria for documenting the designation of hedging relationships and hedge effectiveness are more rigorous under U.S. GAAP, the majority of the derivatives accounted for as hedges under Korean GAAP do not qualify for hedge accounting under U.S. GAAP. This item reflects the reversal of the hedge accounting treatment applied under Korean GAAP.

      6. Under U.S. GAAP, to apply fair value based method of accounting for stock-based compensation, stock options issued are valued based upon option-pricing model, which takes into account certain assumptions whereas under Korean GAAP, a different set of assumptions are taken into consideration. The income statement adjustment represents the difference in amortization expense resulting from the difference in valuation of stock options derived from different assumptions.

      Under Korean GAAP, compensation costs related to stock options to be settled in cash are recorded as a liability. Compensation costs related to stock options to be settled in shares are recorded as a separate component of stockholders’ equity. Under U.S. GAAP, compensation costs related to all stock options granted to employees are recorded as a separate component of stockholders’ equity. The stockholders’ equity adjustment reflects the amount of stock compensation costs recorded as liability under Korean GAAP.

      7. Under Korean GAAP, the formation of a holding company results in changes in Shinhan Bank’s original investment cost basis in its investees, whereas under U.S. GAAP, the transaction is accounted for under the purchase method with Shinhan Bank being the accounting acquirer, resulting in no change to Shinhan Bank’s original investment costs in Shinhan Capital, Shinhan Securities and Shinhan Investment Trust Management Company. In addition, under Korean GAAP, the value of consideration was measured based on the stock price on the consummation date of the acquisition, whereas under U.S. GAAP, the value of consideration was measured based on our average closing price on the Korea Stock Exchange two days before and after the date the formation was agreed to and announced. Furthermore, costs that were directly related to the formation were expensed under Korean GAAP, whereas such costs were included in the cost of the formation under the U.S. GAAP. This adjustment reflects differences in the accounting related to the formation of the holding company under U.S. GAAP.

      8. As a lessor, we recorded certain equipment financing as operating leases under Korean GAAP. Under U.S. GAAP, such leases are classified as direct financing leases. As such, the equipment subject to U.S. GAAP direct financing lease requirements are removed from the balance sheet and replaced with the net investment in the respective leases. The difference between U.S. and Korean GAAP relates to the difference between the depreciation expense and rental income that is recorded under Korean GAAP versus the amortization of the unearned income related to the lease receivable that is recorded under U.S. GAAP.

      Under U.S. GAAP, on the date the financing lease is cancelled, the net investment in the leased is terminated and the leased assets are reinstated on the financial statements as fixed assets and depreciated. In practice, under Korean GAAP, subsequent to the cancellation of the lease, the principal amount is reclassified from lease receivable to other receivable.

      Under Korean GAAP, foreign exchange gains and losses from translating from foreign debts incurred for acquisition of operating lease assets are deferred and amortized over the related lease assets. Under U.S. GAAP, foreign exchange gains are recorded as a period expense in the income statement.

      9. The results of each of our subsidiaries have been affected by the conversion to U.S. GAAP from Korean GAAP. Consequently, allocation to our share of the converted results of the respective subsidiaries has been affected.

      10. Under U.S. GAAP and Korean GAAP, assets and liabilities of foreign branches and subsidiaries are translated at current exchange rates established at balance sheet date from the respective functional currency to the reporting currency, the Korean Won. Under U.S. GAAP, income and expenses for those foreign entities are translated at the average exchange rate for the period. Under Korean GAAP, income and expenses for those foreign entities are translated at the current exchange rate at the balance sheet date. Under U.S. GAAP and Korean GAAP, the resulting unrealized gains and losses arising from the translation of foreign entities are recorded as a separate component of stockholders’ equity. This reconciliation adjusts the different rates used in the translation of income statement items for foreign entities under U.S. GAAP to Korean GAAP.

      11. Under Korean GAAP, goodwill is amortized over its useful life during which future economic benefits are expected to flow to the enterprise, not exceeding twenty years. We amortize goodwill over ten years. Under U.S. GAAP, goodwill is not amortized, but rather it is tested for impairment at least annually. The income statement adjustment reflects goodwill impairment charge recorded under U.S. GAAP, net of the goodwill amortization that was recorded under Korean GAAP. Under Korean GAAP, acquisition of the remaining interest in its consolidated subsidiary is accounted for under the book basis with no goodwill recognized, rather, any excess amount paid results in a reduction of capital surplus. Furthermore, consolidation is required when the investor owns more than 30% of the investee’s voting shares and is also the largest shareholder. Under U.S. GAAP, acquisition of the remaining interest in its equity investee is accounted for under the purchase method with the excess cost over the fair value of the net assets acquired recognized as goodwill. The stockholders’ equity adjustment reflects the additional amount of goodwill recognized under U.S. GAAP.

      12. Under Korean GAAP, the merger between Shinhan Securities and Good Morning Securities is accounted for as a common control merger with no gain or loss recognized on this transaction. Under U.S. GAAP, the merger was accounted for in accordance with EITF 90-13 which accounts for the transaction as a sale of portion of the Shinhan Financial Group’s interest in Shinhan Securities to the minority interest holders of the Good Morning Securities and acquisition of additional interest in Good Morning Securities. A gain is recognized to the extent that Shinhan Securities was sold.

      13. Under Korean GAAP, is not allocated negative goodwill to non-monetary assets. Under U.S. GAAP, negative goodwill is allocated to non-current assets, and any remaining amount is recorded as extraordinary gain.

      14. Under U.S. GAAP, finite-lived intangible assets which meet certain criteria are recognized in a business combination transaction and amortized over their useful lives. Under Korean GAAP, because the criteria that must be met in order to recognize intangible assets is not clearly specified, in practice, they are included as part of goodwill. We did not recognize any intangible assets in connection with the formation of the Shinhan Financial Group and the acquisitions of Chohung Bank, Jeju Bank and Good Morning Securities under Korean GAAP. However, finite-lived and indefinite-lived intangible assets were recognized under U.S. GAAP in connection with the above transactions. The income statement adjustment represents the amortization of the finite-lived intangible assets under U.S. GAAP.

      15. The operating results of each of our subsidiaries have been affected by the conversion to U.S. GAAP from Korean GAAP. Consequently, the minority interest holders’ share of the difference in the results of the respective subsidiaries’ operations under U.S. GAAP and Korean GAAP affect our consolidated net income and stockholders’ equity.

      Under Korean GAAP, minority interest is treated as a component of stockholders’ equity. Under U.S. GAAP, minority interest is not considered part of stockholders’ equity and is disclosed in the consolidated balance sheet between the liability section and the stockholders’ equity section.

      16. Under Korean GAAP, certain fixed assets were revalued upward in 1998. As a result, the revaluation gain is included in stockholders’ equity, and depreciation expense related to revalued fixed assets is determined based on the new cost basis. Under U.S. GAAP, upward revaluation of fixed assets is not permitted, and depreciation expense is based on the historical cost basis adjusted for any impairment loss. This adjustment is to reverse the revaluation effects on the fixed assets under Korean GAAP, and to adjust the gain or loss relating to subsequent disposals of those fixed assets under the different cost basis.

      17. Under Korean GAAP, redeemable preferred stocks and redeemable convertible preferred stocks were recorded in stockholders’ equity. Under U.S. GAAP, certain financial instruments previously classified as “mezzanine” equity, are classified as liabilities on the balance sheet pursuant to SFAS No. 150. Accordingly, redeemable preferred stocks are classified as liabilities and redeemable convertible preferred stocks are classified as “mezzanine” equity. Dividends paid to holders of redeemable preferred stocks are recognized as interest expense rather than reduction from the retained earnings.

      18. Under U.S. GAAP, a seller-lessee in a sale-leaseback transaction of assets, such as equipment, accounts for the lease meeting certain criteria as a capital lease, otherwise, as an operating lease. Any profit or loss on the sale of the asset is generally deferred and amortized in proportion to the amortization of the leased asset, if capital lease, or in proportion to the related gross rental charged to expense over the lease term, if operating lease. Under Korean GAAP, if sale-leaseback transaction of used assets meets certain criteria as an operating lease, which differs in certain respects from U.S. GAAP, any profit or loss on the sale of the asset is recognized immediately in the income statement.

      19. This adjustment reflects the effect of miscellaneous items that are individually immaterial.

Item 6.	Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

Executive Directors

      Our executive directors are as follows.

Name	Age	Position	Director Since	Date Term Ends

Eung Chan Ra	65	Chairman of the Board of Directors and Head of Board Steering Committee	September 1, 2001	March 25, 2007
Young Hwi Choi	58	President & Chief Executive Officer and Board Steering Committee member	March 31, 2003	March 25, 2007

      Eung Chan Ra is the Chairman of our board of directors. Prior to being elected to his current position in 2001, he was the Vice-Chairman of Shinhan Bank and also served as President and Chief Executive Officer of Shinhan Bank. Mr. Ra also currently serves as Vice-Chairman of Korea-Japan Economy Association and the chief of committee in the Economy and Science Division of the Advisory Council on Democratic and Peaceful Unification. Mr. Ra was a director of Cheil Investment Finance from 1977 until 1982, when he first jointed us as an executive vice president of Shinhan Bank. Mr. Ra graduated from Seonrin Commercial High School.

      Young Hwi Choi is our President and Chief Executive Officer. Prior to being elected to his current position in 2003, he served as Director and Deputy President of Shinhan Financial Group and Deputy President of Shinhan Bank. Mr. Choi also currently serves an outside director of Shinhan Bank and Chohung Bank. Mr. Choi began his banking career by joining the Bank of Korea in 1969. He served as a deputy director of the Ministry of Finance and Economy from 1978 until 1982, when he first joined us as one of the incorporators of Shinhan Bank. Mr. Choi received a B.A. in economics from Sungkyunkwan University.

Non-Executive Directors

      Non-executive directors are directors who are not our employees and do not hold executive officer positions in us. Outside directors are non-executive directors who also satisfy the requirements set forth under the Korea Securities and Exchange Act to be independent of our major shareholders, affiliates and the management. Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting. Currently, 13 non-executive directors are in office, all of whom were nominated by our board of directors.

      Our non-executive directors are as follows.

Name	Age	Position	Director Since	Date Term Ends

In Ho Lee	60	Non-Executive Director	September 1, 2001	March 25, 2007
Young Seok Choi	74	Non-Executive Director	March 31, 2003	March 25, 2007
Yong Woong Yang	55	Non-Executive Director	March 25, 2004	March 25, 2007
Pyung Joo Kim	65	Outside Director	September 1, 2001	March 25, 2005
Sang Chul Lee	56	Outside Director	March 25, 2004	March 25, 2005
Il Sup Kim	57	Outside Director	March 31, 2003	March 25, 2005
Sang Yoon Lee	61	Outside Director	March 25, 2004	March 25, 2005
Yoon Soo Yoon	58	Outside Director	March 25, 2004	March 25, 2005
Byung Hun Park	75	Outside Director	September 1, 2001	March 25, 2005
Moon Pil Oh	73	Outside Director	September 1, 2001	March 25, 2005
Young Soo Lee	70	Outside Director	March 31, 2003	March 25, 2005
Dong Hyun Kwon	67	Outside Director	March 25, 2004	March 25, 2005
Philippe Reynieix	54	Outside Director	March 25, 2004	March 25, 2005

Note:

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

      In Ho Lee has been a non-executive director since the date of our inception. Mr. Lee previously served as President and Chief Executive Officer of Shinhan Bank. Mr. Lee first joined us as one of Shinhan Bank’s incorporators in 1982. Mr. Lee received a B.A. in economics from Yonsei University.

      Young Seok Choi has been a non-executive director since March 31, 2003. Mr. Choi is the founding member and current Chief Executive Officer of AERTH 21. Mr. Choi received a B.A. in business from Meiji University of Japan. Mr. Choi previously served as a non-executive director of Shinhan Bank.

      Yong Woong Yang has been a non-executive director since March 25, 2004. Mr. Yang is currently the President of Doen and Grand Tour. Mr. Yang previously served as an outside director of Shinhan Bank and Shinhan Financial Group. He received a B.A. from Chosun University.

      Pyung Joo Kim has been an outside director since the date of our inception. Mr. Kim currently serves as a professor of Korea Development Institute. Mr. Kim previously served as Dean of the Graduate School of International Studies at Sogang University and as President of Korean Economic Association and also served as an outside director of Shinhan Bank and chairman of the Merger Committee for the merger of Kookmin Bank and H&CB. Mr. Kim received a B.A. in economics from Seoul National University, an MBA from Seoul National University and a Ph.D. in economics from Princeton University in the United States.

      Sang Chul Lee has been an outside director since March 25, 2004. Mr. Lee is currently a professor emeritus at Korea University. He previously served as the President of Korea Telecom and the Minister of Information & Communication. Mr. Lee received a Ph.D. in Engineering from Duke University in the U.S.

      Il Sup Kim has been an outside director since March 31, 2003. Mr. Kim currently serves as a committee chairman of Korea Venture Business Association. Mr. Kim is a professor of Business Administration and currently serves as Vice-President for Planning & Finance at Ewha Womans University. Mr. Kim previously served as Vice Chairman of Samil Accounting Corporation and as chairman of Korea Accounting Institute and Korea Accounting Standard Board. Mr. Kim received a B.A., MBA and Ph.D. in business administration from Seoul National University.

      Sang Yoon Lee has been an outside director since March 25, 2004. Mr. Lee is currently the Representative Director and President of Nongshim Ltd., and serves as the Non-statutory Vice-Chairman of Korea Food Industry Association. He received a B.A. in Commerce from Seoul National University.

      Yoon Soo Yoon has been an outside director since March 25, 2004. Mr. Yoon is currently the Chairman/CEO of Fila Korea Ltd. He received a B.A. in Political Science & Diplomacy from Hankuk University of Foreign Studies.

      Byung Hun Park has been an outside director since the date of our inception. Mr. Park currently serves as the chairman of Daesung Electric Industries Co., Ltd. Mr. Park previously served as the chairman of the Korean Residents Union in Japan. Mr. Park received a B.A. in economics and an LL.B. from Meiji University of Japan. Mr. Park also received an honorary Ph.D. in political science from Chung Ang University.

      Moon Pil Oh has been an outside director since the date of our inception. Mr. Oh previously served as a non-executive director of Shinhan Bank. Mr. Oh received an LL.B. from Osaka City College of Japan.

      Young Soo Lee has been an outside director since March 31, 2003. Mr. Lee is the founding member and the current President and Chief Executive Officer of Teni Corporation. Mr. Lee is the founding member and current President of Baekdoo School Kenkoku Foundation.

      Dong Hyun Kwon has been an outside director since March 25, 2004. Mr. Kwon is currently the Chairman of Aichi Shogin in Japan. He previously served as an outside director of Shinhan Bank and Shinhan Financial Group. Mr. Kwon graduated from Tsukyo Commercial High School in Japan.

      Philippe Reynieix has been an outside director since March 25, 2004. Mr. Reynieix was nominated by BNP Paribas and elected to our board of directors pursuant to the alliance agreement, dated December 2001, which we entered into with BNP Paribas. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.” He is currently CEO and General Manager of BNP Paribas Korea. Mr. Reynieix received a Master of Business Law from Paris II University.

Executive Officers

      In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Age	Position

Bhang Gil Choi	52	Senior Executive Vice President of Integration Coordination Team I and II (Responsible for Chohung Bank’s operational integration and related issues)
Chil Sun Hong	57	Senior Executive Vice President of Subsidiary Management Team II, Public Relations Team and Audit & Compliance Team
Hee Soo Kim	53	Senior Executive Vice President of Subsidiary Management Team I and Integration Coordination Team I
Byung Jae Cho	53	Chief Financial Officer and Senior Executive Vice President of Planning & Financial Management Team and Investor Relations Team
Baek Soon Lee	51	Senior Executive Vice President of General Services Team, Information & Technology Planning Team and Integration Coordination Team II

      None of the executive officers have any significant activities outside Shinhan Financial Group.

      Bhang Gil Choi has been a Senior Executive Vice President since the date of our inception. Mr. Choi previously served in various positions with Shinhan Bank and was a non-executive director at Shinhan Securities. Mr. Choi currently serves as a deputy president of Chohung Bank and a non-executive director of Good Morning Shinhan Securities. Mr. Choi received a B.A. in law from Kyunghee University and an MBA from Yonsei University.

      Chil Sun Hong has been a Senior Executive Vice President since September 5, 2003. Mr. Hong currently serves as an outside director of Shinhan Card. Mr. Hong previously served as Deputy President of Chohung Bank. Mr. Hong received a B.A. in business administration from Sungkyunkwan University.

      Hee Soo Kim has been a Senior Executive Vice President since January 13, 2004. Mr. Kim currently serves as an outside director of Jeju Bank and Shinhan Bank. Mr. Kim previously served as a deputy president of Shinhan Bank. Mr. Kim received a B.S. in Agricultural Chemistry and an MBA from Korea University.

      Byung Jae Cho has been a Senior Executive Vice President since September 5, 2003. Mr. Cho currently serves as an outside director of Chohung Bank and Shinhan Capital. Mr. Cho previously served in various positions with Chohung Bank, including as a branch manager. Mr. Cho received a B.A. in business administration from Seoul National University.

      Baek Soon Lee has been a Senior Executive Vice President since January 13, 2004. Mr. Lee previously served as the Deputy Head of Small- and Medium-sized Enterprises Banking Division of Shinhan Bank. Mr. Lee graduated from DukSoo Commercial High School.

      Any director wishing to enter into a transaction with Shinhan Financial Group including the subsidiaries in his or her personal capacity is required to obtain the prior approval of the Board of Directors. The director having an interest in the transaction may not vote at the meeting of the Board of Directors to approve the transaction.

COMPENSATION

      The aggregate remuneration paid and benefits-in-kind paid by us to our president and chief executive officer, our other executive directors, our non-executive directors and our executive officers for the year ended December 31, 2003 was W 3,467 million, consisting of W 2,248 million in salaries and wages and W 1,219 million in bonus payments.

      We do not have service contracts with any of our directors or officers providing for benefits upon termination of their employment with us.

      We have granted stock options to our chairman, our president and chief executive officer and other directors and executive officers as described below in “— Share Ownership — Stock Options”. For all of the options granted, we may elect either to issue common shares or pay in cash the difference between the exercise and the market price at the date of exercise. Restrictions on the grants, including continued employment for a specified period, lapse after two years of vesting. Upon vesting, options may be exercised between two to six years from the grant date.

      In 2003, we recognized W 588 million as compensation expense for the stock options granted under our incentive stock option plan.

      Beginning on April 1, 1999, as a result of an amendment of the Korean National Pension Law, we contribute an amount equal to 4.5% of employee wages and contribute 4.5% of employees’ wages which are deducted from such wages to the National Pension Management Corporation. In accordance with our policy and the Korean Labor Standard Law, employees with one year or more of service are entitled, upon termination of employment, to receive a lump sum severance payment based upon the length of their service and the average of the last three months’ wages. We make provisions for accrued severance indemnities based upon the assumption that all employees terminate their employment with us at the same time. As of December 31, 2003 the provisions for accrued severance benefits were W 348 billion (US$292 million), which represents 103.93% of the amount required under the Korean Labor Standard Law. By the end of 2003, we plan to deposit 61.16% of such provisions for accrued severance indemnities with insurance companies and other banks. Under Korean law, we may not terminate full time employees except under certain circumstances.

CORPORATE GOVERNANCE

      We are committed to high standards of corporate governance. We complied throughout the year with the corporate governance provisions of the Commercial Code of Korea, Financial Holding Company Act of Korea, Securities and Exchange Act of Korea and the Listing Rules of the Korea Stock Exchange. We, like all other companies in Korea, must comply with the corporate governance provisions of the Commercial Code of Korea. In addition, as a listed company, we are subject to the Securities and Exchange Act of Korea, and as a holding company, we are also subject to the Financial Holding Company Act of Korea. In addition, each financial institution that is our subsidiary must comply with the corporate governance provisions of the relevant laws under which it was established.

Differences in Korean/New York Stock Exchange Corporate Governance Practices

      In November 2003, the U.S. Securities and Exchange Commission approved new corporate governance rules of the New York Stock Exchange (“NYSE”) for listed companies. Under these new rules, as a NYSE-listed foreign private issuer, we must disclose any significant ways in which its corporate governance practices differ from those followed by U.S. companies under NYSE listing standards. We believe the following to be the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to U.S. companies.

      U.S. companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The listing rules of the Korea Stock Exchange (“KSE”) require each company, at the time of its initial listing, to disclose information related to its corporate governance, such as its board of directors, internal audit, shareholder voting, and remuneration of officers and directors. The KSE, among other things, will review the corporate governance practices of the company in determining whether to approve such company for listing, Under the KSE-listing rules and in accordance with the requirements prescribed under the Securities and Exchange Act of Korea, at least one-fourth of a listed company’s directors must be outside directors provided that there must be at least three outside directors. In the case of “Large Listed Company”, which is defined as a company that has total assets as of the end of the most recent fiscal year of W 2 trillion or more, at least one-half of its directors must be outside directors and, pursuant to an amendment to the Securities and Exchange Act of Korea, more than one-half of a Large Listed Company’s directors must be outside directors effective from July 1, 2004. A Large Listed Company must also establish an audit committee of which at least two-thirds of its members must be outside directors and whose chairman must be an outside director. In addition, effective from December 31, 2003, at least one member of the audit committee who is an outside director must also be an accounting or financial expert, provided that companies have until the first occasion when its existing audit committee member is replaced for any reason or a new member is appointed to implement this change. A company that has failed to satisfy any of the foregoing requirements continuously for the past two years are prescribed by the Securities and Exchange Act of Korea to be delisted from the KSE. We qualify as a Large Listed Company under the Securities and Exchange Act of Korea and have complied with these corporate governance requirements throughout 2003.

      Under the NYSE listing standards, companies are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. Under the Securities and Exchange Act of Korea, Large Listed Companies, financial holding companies, commercial banks, and certain other financial institutions are required to have an outside director nominating committee of which at least one-half of its members must be outside directors. However, there is no requirement to establish a corporate governance committee under applicable Korean law.

      Pursuant to the NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. No such requirement currently exists under applicable Korean law.

      The NYSE listing standards require U.S. companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Pursuant to the requirements of the Sarbanes-Oxley Act, we are in the process of adopting a Code of Ethics applicable to our Chairman & Chief Executive Officer and all other directors and executive officers including the Chief Financial Officer and the Chief Accounting Officer. We expect this Code of Ethics will be adopted in the second half of 2004 and plan to make it available on www.shinhangroup.com.

      Under the NYSE listing rules applicable to U.S. companies, independent directors must comprise a majority of the board of directors. The NYSE rules include detailed tests for determining director independence while the Financial Holding Company Act of Korea, which we follow, prescribes a different standard for determining “outside” or “non-executive” directors. An “outside director” for purposes of the Financial Holding Company Act of Korea and the Securities and Exchange Act of Korea means a director who does not engage in the regular affairs of the financial holding company, and who is elected at a shareholders meeting, after having been nominated by the outside director nominating committee. None of the largest shareholder, those persons “specially related to the largest shareholder of such company, persons who during the past two years have served as an officer or employee of such company, the spouses and immediate family members of an officer of such company, and certain other persons specified by law may qualify as an outside director of such company.

      Lastly, a chief executive officer of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE listing rules applicable to foreign private issuers, we are not required to provide the NYSE with this annual compliance certification. However, in accordance with rules applicable to both U.S. companies and foreign private issuers, we are required to promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards applicable to us.

BOARD PRACTICES

Board of Directors

      Our board of directors, which currently consists of two executive directors and 13 non-executive directors, has the ultimate responsibility for the management of our affairs.

      Our articles of incorporation provide for no less than three but no more than 15 directors and the number of executive directors must be less than 50% of the total number of directors. Each director has been elected for a three-year term of office, and each non-executive director appointed as a specialist has been elected for a one-year term. Terms are renewable and are subject to the Korean Commercial Code, the Financial Holding Company Act and related regulations.

      Our board of directors meets on a regular basis to discuss and resolve material corporate matters. Additional extraordinary meetings may also be convened at the request of the president and chief executive officer or a director designated by the board.

Committees of the Board of Directors

      We currently have five management committees that serve under the board:

•	the Board Steering Committee;

•	the Risk Management Committee;

•	the Audit Committee

•	the Outside Director Nomination Committee; and

•	the Compensation Committee.

      Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of stockholders.

Board Steering Committee

      The Board Steering Committee consists of five directors, consisting of Pyung Joo Kim, Byung Hun Park, Yoon Soo Yoon, together with the chairman of our Board of Directors and the president and chief executive officer. The committee is responsible for ensuring the efficient operations of the board and the facilitation of the board’s functions. The committee’s responsibilities also include reviewing and assessing the board’s structure and the effectiveness of that structure in fulfilling the board’s fiduciary responsibilities. The committee holds regular meetings every quarter.

Risk Management Committee

      The Risk Management Committee consists of three outside directors, consisting of Pyung Joo Kim, Yoon Soo Yoon and Philippe Reynieix. The committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control. The committee holds regular meetings every quarter.

Audit Committee

      The Audit Committee consists of five non-executive directors, consisting of Il Sup Kim, Young Seok Choi, Moon Pil Oh, Dong Hyun Kwon and Sang Yoon Lee. The committee oversees our financial reporting, approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The committee holds regular meetings every quarter.

Outside Director Nominating Committee

      The Outside Director Nominating Committee consists of the chairman of our board of directors together with two to four directors, at least one-half of whom must also be outside directors. The members of this committee has not yet been selected. This committee is responsible for recommending and nominating candidates for our outside director positions and related matters. The committee meetings are called by the chairman of this committee, who must be an outside director.

Compensation Committee

      The Compensation Committee consists of five independent directors, at least one-half of whom must also be outside directors. This committee currently consists of Yoon Soo Yoon, Young Seok Choi, Il Sup Kim, Sang Yoon Lee and Sang Chul Lee. This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee meetings are called by the chairman of this committee, who must be an outside director.

EMPLOYEES

      As of December 31, 2003, at the holding company level, we had approximately 74 regular employees employed, almost all of whom are employed within Korea. As of December 31, 2003, our subsidiaries had approximately 13,959 regular employees, almost all of whom are employed within Korea. In addition, as of December 31, 2003, we had one non-regular employee at the holding company level and approximately 3,357 non-regular employees at the subsidiary level. Of the total number of regular and non-regular employees at both the holding company and subsidiaries, 42.4% were managerial or executive employees. Approximately 3,570 employees at Shinhan Bank, 5,540 employees at Chohung Bank and 224 employees at Jeju Bank were members of Korea Financial Industry Union and 1,459 employees at Good Morning Shinhan Securities were members of Korea Securities Trade Union as of December 31, 2003. In June 2003, our then-proposed acquisition of Chohung Bank encountered opposition from the labor union of Chohung Bank, including through actions such as a strike. In connection with the finalization of our acquisition, our management, together with the managements of Korea Deposit Insurance Corporation and Chohung Bank, reached a written understanding with the labor union of Chohung Bank. Labor related issues relating to Chohung Bank will be resolved through consultation. See “Item 4. Information on the Company — Our Acquisition of Chohung Bank — The Acquisition”. Except for the foregoing, we have not experienced any general employee work stoppages and consider our employee relations to be good.

SHARE OWNERSHIP

      As of May 7, 2004, the persons who are currently our directors or executive officers, as a group, held an aggregate of 3,325,578 shares of our common stock representing approximately 1.13% of our outstanding common stock as of such date. None of these persons individually held more than 1% of our outstanding common stock as of such date.

Stock Options

      The following table is the breakdown of stock options with respect to our common stock that we have granted to our directors and officers, describing the grant dates, positions held by such directors and officers, exercise period, price and the number of options as of March 25, 2004, the date of our last shareholders’ meeting.

		Exercise Period				Number of	Percentage	Number of
	Grant			Exercise		Granted	of Shares	Exercised
Name and Position	Date	From	To	Price		Options	Outstanding	Options

				(In Won)			(Percentage)
Shinhan Financial Group
Eung Chan Ra	5/22/2002	5/23/2004	5/22/2008	W	18,910	94,416	0.03%	0
(Chairman of Board	5/15/2003	5/16/2005	5/15/2009		11,800	100,000	0.03	0
of Directors)	3/25/2004	3/25/2006	3/24/2009		21,595	100,000	0.03	0
Young Hwi Cho	5/22/2002	5/23/2004	5/22/2008		18,910	47,208	0.02	0
(President & CEO)	5/15/2003	5/16/2005	5/15/2009		11,800	90,000	0.03	0
	3/25/2004	3/25/2006	3/24/2009		21,595	90,000	0.03	0
In Ho Lee	5/22/2002	5/23/2004	5/22/2008		18,910	32,162	0.01	0
(Non-Executive Director)
Bhang Gil Choi	5/22/2002	5/23/2004	5/22/2008		18,910	18,883	0.01	0
(Senior Executive	5/15/2003	5/16/2005	5/15/2009		11,800	20,000	0.01	0
Vice President)	3/25/2004	3/25/2006	3/24/2009		21,595	30,000	0.01	0
Chil Sun Hong	3/25/2004	3/25/2006	3/24/2009		21,595	20,000	0.01	0
(Senior Executive Vice President)
Hee Soo Kim	5/22/2002	5/23/2004	5/22/2008		18,910	2,500	0.00	0
(Senior Executive	5/15/2003	5/16/2005	5/15/2009		11,800	20,000	0.01	0
Vice President)	3/25/2004	3/25/2006	3/24/2009		21,595	20,000	0.01	0
Byung Jae Cho	3/25/2004	3/25/2006	3/24/2009		21,595	20,000	0.01	0
(Senior Executive Vice President)
Baek Soon Lee	5/22/2002	5/23/2004	5/22/2008		18,910	1,500	0.00	0
(Senior Executive	5/15/2003	5/16/2005	5/15/2009		11,800	2,200	0.00	0
Vice President)	3/25/2004	3/25/2006	3/24/2009		21,595	20,000	0.01	0
Shinhan Bank
Sang Hoon Shin	5/22/2002	5/23/2004	5/22/2008		18,910	28,325	0.01	0
(President & CEO)	5/15/2003	5/16/2005	5/15/2009		11,800	80,000	0.03	0
	3/25/2004	3/25/2006	3/24/2009		21,595	80,000	0.03	0
Jae Ho Cho	3/25/2004	3/25/2006	3/24/2009		21,595	20,000	0.01	0
(Director & Standing Auditor)

		Exercise Period			Number of	Percentage	Number of
	Grant			Exercise	Granted	of Shares	Exercised
Name and Position	Date	From	To	Price	Options	Outstanding	Options

				(In Won)		(Percentage)
Jae Woo Lee	5/22/2002	5/23/2004	5/22/2008	18,910	18,873	0.01	0
(Deputy President)	5/15/2003	5/16/2005	5/15/2009	11,800	20,000	0.01	0
	3/25/2004	3/25/2006	3/24/2009	21,595	20,000	0.01	0
Gwang Lim Youn	5/22/2002	5/23/2004	5/22/2008	18,910	18,873	0.01	0
(Deputy President)	5/15/2003	5/16/2005	5/15/2009	11,800	20,000	0.01	0
	3/25/2004	3/25/2006	3/24/2009	21,595	20,000	0.01	0
Woo Sup Cho	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	0.00	0
(Deputy President)	5/15/2003	5/16/2005	5/15/2009	11,800	20,000	0.01	0
	3/25/2004	3/25/2006	3/24/2009	21,595	20,000	0.01	0
Min Ky Han	5/22/2002	5/23/2004	5/22/2008	18,910	1,000	0.00	0
(Deputy President)	5/15/2003	5/16/2005	5/15/2009	11,800	20,000	0.01	0
	3/25/2004	3/25/2006	3/24/2009	21,595	20,000	0.01	0
Youn Soo Song	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	0.00	0
(Deputy President)	5/15/2003	5/16/2005	5/15/2009	11,800	20,000	0.01	0
	3/25/2004	3/25/2006	3/24/2009	21,595	20,000	0.01	0
Do Heui Han	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	0.00	0
(Deputy President)	5/15/2003	5/16/2005	5/15/2009	11,800	20,000	0.01	0
	3/25/2004	3/25/2006	3/24/2009	21,595	20,000	0.01	0
Jin Won Suh	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	0.00	0
(Deputy President)	5/15/2003	5/16/2005	5/15/2009	11,800	2,200	0.00	0
	3/25/2004	3/25/2006	3/24/2009	21,595	20,000	0.01	0
Shin Keun Yang	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	0.00	0
(Deputy President)	5/15/2003	5/16/2005	5/15/2009	11,800	2,200	0.00	0
	3/25/2004	3/25/2006	3/24/2009	21,595	20,000	0.01	0
Sang Young Oh	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	0.00	0
(Executive Vice	5/15/2003	5/16/2005	5/15/2009	11,800	2,200	0.00	0
President)	3/25/2004	3/25/2006	3/24/2009	21,595	15,000	0.01	0

Total					1,292,540	0.44%	0

      During 2000 and 2001, a number of our directors and executive officers received options to purchase common stock of Shinhan Bank. However, these options were not converted into options to purchase common stock of our holding company following our holding company restructuring in September 2001. Shinhan Bank was delisted from the Korea Stock Exchange and is currently not listed elsewhere. On March 4, 2004, our shareholders resolved to settle these stock options for cash based on the market price calculated in reference to the market price of the common stock of our holding company. On March 12, 2004, all of our current directors and executive officers who then owned such stock options exercised the cash settlement option and received cash in the aggregate W 5,265 million.

      During the past five years, a number of our directors and executive officers, in particular those of Chohung Bank, received options to purchase common stock of Chohung Bank. The following table is the breakdown of these stock options, describing the grant dates, position held by such director, exercise period, price and the number of options as of March 25, 2004, the date of our last shareholders’ meeting.

		Exercise Period				Number of	Percentage	Number of
Grant				Exercise		Granted	of Shares	Exercised
Date	Position (Name)	From	To	Price		Options	Outstanding	Options

				(In Won)			(Percentage)
Shinhan Financial Group
3/27/2000	Senior Executive Vice	3/28/2003	3/27/2006	W	5,000	5,678	0.00%	0
3/9/2001	President	3/10/2004	3/9/2007		5,000	714	0.00	0
3/29/2002	(Chil Sun Hong)	3/30/2004	3/29/2007		(2)	17,108	0.00	0
3/28/2003		3/29/2005	3/28/2008		(3)	10,750	0.00	0

		Exercise Period			Number of	Percentage	Number of
Grant				Exercise	Granted	of Shares	Exercised
Date	Position (Name)	From	To	Price	Options	Outstanding	Options

				(In Won)		(Percentage)
Chohung Bank
3/27/2000	President & CEO	3/28/2003	3/27/2006	5,000	15,897	0.00	0
3/25/2004	(Dong Soo Choi)	3/26/2006	3/25/2009	5,000	100,000	0.01	0
	Director & Standing Auditor
3/25/2004	(Ji Hong Yoo)	3/26/2006	3/25/2009	5,000	30,000	0.00	0
3/29/2002	Deputy President	3/30/2004	3/29/2007	(2)	7,238	0.00	0
3/28/2003	(Chan Il Park)	3/29/2005	3/28/2008	(3)	11,000	0.00	0
3/25/2004		3/26/2006	3/25/2009	5,000	30,000	0.00	0
	Deputy President
3/25/2004	(Kwang Yub Chung)	3/26/2006	3/25/2009	5,000	30,000	0.00	0
	Deputy President
3/25/2004	(Hong Hee Chae)	3/26/2006	3/25/2009	5,000	30,000	0.00	0
	Deputy President
3/25/2004	(Yong Uk O)	3/26/2006	3/25/2009	5,000	30,000	0.00	0
	Deputy President
3/25/2004	(Jeong Woo Chang)	3/26/2006	3/25/2009	5,000	30,000	0.00	0
	Deputy President
3/25/2004	(Jae Yoo Kim)	3/26/2006	3/25/2009	5,000	30,000	0.00	0
	Deputy President
3/25/2004	(Yong Chang Hwang)	3/26/2006	3/25/2009	5,000	30,000	0.00	0

	Total				408,385	0.06%	0

Notes:

(1)	The option-granting entity was Chohung Bank.

(2)	Exercise price is calculated as follows:

Exercise price = Exercise base price x (1 + Growth rate in average bank stock index)

Exercise base price is the greater of (i) the market closing price on the seventh day prior to the board resolution date and (ii) the weighted average of the closing prices during the preceding two months, one month and the one week period.

Growth rate in average bank stock index is the percentage increase in the average of the bank stock index during the three-month period preceding the grant date and the corresponding three-month period two years later.

(3)	60% of these stock options carry the exercise price calculated in footnote (2) above and the remaining 40% of the stock options carry the exercise price of W 5,000 per share.

      However, we are currently in the process of acquiring all of the minority shareholding that we do not own and, upon completion of this acquisition, plan to delist Chohung Bank from the Korea Stock Exchange. We plan to establish a settle procedure with respect to these stock options exercisable into common shares of Chohung Bank in consultation with the holders of these options.

      In addition, members of the employee stock ownership association have certain pre-emptive rights in relation to our shares that are publicly offered under the Korea Securities and Exchange Act. As of June 18, 2004, our employee stock ownership association owned 650,302 shares of our common stock.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

      The following table sets forth certain information relating to the share ownership of our common stock as of December 31, 2003.

	Number of
	Common Shares	Percentage of
Name of Shareholder	Held	Total Common Shares

Shinhan Bank(1)	29,873,359	10.15%
BNP Paribas	13,557,832	4.61
Emerging Market Growth	13,470,110	4.58
National Pension Fund	13,328,358	4.53
Euro-Pacific Growth Fund	11,402,270	3.87
Citibank N.A.(2)	7,193,600	2.44
The Government of Singapore	6,010,284	2.04
Others	199,565,487	67.79

Total(3)	294,401,300	100.00%

Notes:

(1)	On March 3, 2004, Shinhan Bank sold all these our common shares pursuant to a block trading on the Korea Stock Exchange before trading hours.

(2)	As the depositary of our American Depositary Shares, Citibank N.A. was the registered owner of the underlying shares.

(3)	In June 2004, we acquired 108,438,628 shares of common stock of Chohung Bank that we previously did not own through a cash tender offer and a small-scale share swap pursuant to Korean laws. In connection with the share swap transaction, we issued 14,682,590 new shares of our common stock to the existing shareholders of Chohung Bank in exchange for the shares of Chohung Bank’s common stock, of which 8,985,567 shares of our common stock was issued to Chohung Bank in exchange for its treasury shares. Chohung Bank acquired these treasury shares from its shareholders who dissented to the share swap at Chohung Bank’s shareholders’ meeting pursuant to the exercise by those dissenting shareholders the right to request Chohung Bank to purchase their shares in accordance with Korean law. Following this transaction, the total number of shares of our common stock increased to 309,083,890 shares. Under the Financial Holding Company Act of Korea, the voting rights relating to the 8,985,567 shares of our common stock currently held by Chohung Bank in treasury are restricted. The newly issued 14,682,590 shares of our common stock are expected to be listed on the Korea Stock Exchange in July 2004.

      The following table sets forth certain information relating to the share ownership of our redeemable preferred stock as of December 31, 2003.

	Number of	Percentage of
	Common Shares	Total Common
Name of Shareholder	Held	Shares

Korea Deposit Insurance Corporation	46,583,961	88.59%
Strider Securitization Specialty Co., Ltd.	6,000,000	11.41

Total	52,583,961	100.00%

      In addition, we had a total of 44,720,603 shares of convertible redeemable preferred stock outstanding as of December 31, 2003, all of which were owned by Korea Deposit Insurance Corporation.

      Other than those listed above, no other shareholders owned more than 1% of our issued and outstanding shares. None of our shareholders have different voting rights.

      Currently, our total authorized share capital is 1,000,000,000 common stock, par value W 5,000 per share. As of December 31, 2003, 294,401,300 common shares were issued.

      As of December 31, 2003, the latest date available on which we closed our shareholders’ registry, 74,234,804 shareholders of record were in the United States, holding in the aggregate 25.22% of our then total outstanding shares (including Citibank, as the depositary for our global depositary shares, each representing two shares of our common stock).

      In September 2003, we issued 1,864,064 additional shares of our common stock to BNP Paribas. See “— Related Party Transactions” below.

RELATED PARTY TRANSACTIONS

      None of our directors or officers have or had any interest in any transactions effected by us that are or were unusual in their nature or conditions or significant to our business which were effected during the current or immediately preceding year or were effected during an earlier year and remain in any respect outstanding or unperformed.

      In December 2001, BNP Paribas acquired 4.00% of our common stock in return for an investment of approximately W 155 billion in cash pursuant to an alliance agreement. As of December 31, 2002, BNP Paribas owned 4.00% of our common stock. Under the terms of the alliance agreement, for so long as BNP Paribas does not sell or otherwise transfer (except to any of its wholly-owned subsidiaries) any portion of its ownership interest in our common stock and maintains, after any issuances of new shares by us from time to time, its shareholding percentage of not less than 3.5% of our issued common stock, we are required to call a meeting of our shareholders to recommend that one nominee of BNP Paribas be elected to our board of directors. In addition, under the alliance agreement, BNP Paribas has the right to subscribe for new issuances of our common shares in the event that such new issuances would result in the dilution of the shareholding percentage of BNP Paribas below 3.5%. Although BNP Paribas still owns 4.00% of our common stock, the shareholding percentage (on a diluted basis taking into account the Redeemable Convertible Preferred Stock) of BNP Paribas fell to 3.469% following our acquisition of Chohung Bank and as a result of our issuance of Redeemable Convertible Preferred Stock to Korea Deposit Insurance Corporation as part of the purchase price. BNP Paribas exercised its right to subscribe for new issuances of our common shares under the alliance agreement. As a result, in September 2003, we issued 1,864,064 additional shares of our common stock to BNP Paribas. The alliance agreement further sets forth the parties’ intention to enter into a number joint ventures, in particular in the business areas relating to investment trust management and bancassurance, pursuant to which we have formed Shinhan BNP Paribas Investment Trust Management and SH&C Life Insurance.

      In 2002, Shinhan Bank transferred a portion of securities held in its investment portfolio to Shinhan BNP Paribas Investment Trust Management, an affiliate of ours not subject to consolidation, in return for beneficiary certificates which are reflected in our consolidated financial statements. As of December 31, 2003, the outstanding balance of such beneficiary certificates were W 2,313 billion.

      As of May 30, 2004, we had principal loans outstanding to our directors, executive officers and their affiliates in the principal amount of W 123.7 billion, which were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.

Item 8.	Financial Information

CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

      Our consolidated financial statements are set forth under “Item 18. Financial Statements”.

Dividend Policy

      See “Item 10. Additional Information — Articles of Incorporation — Dividends”. For a description of tax consequences of dividends paid to our shareholders, see “Item 10. Additional Information — Taxation — Korean Taxation — Dividends on Shares of Common Stock or American Depositary Shares” and “Item 10. Additional Information — Taxation — United States Taxation — Distributions on Shares or American Depositary Receipts”.

Legal Proceedings

      As of March 31, 2004, Shinhan Bank and Chohung Bank were joint defendants in three different court proceedings. While we are unable to predict the ultimate disposition of these claims, the ultimate disposition of these claims will not, in the opinion of management, have a material adverse effect on us. Neither we nor any of our subsidiaries is involved in any material litigation, arbitration or administrative proceedings relating to claims which may have a significant effect on our financial condition or results of operations, including the financial condition or results of operations of Shinhan Bank, Chohung Bank or our other consolidated subsidiaries, and we are not aware of any such litigation, arbitration or administrative proceeding that is pending or threatened except as described below.

      On October 29, 2001, the trustees of the TRA Rights Trust (as sole successor in interest to Seagate) instituted litigation against several defendants, including Shinhan Bank. The plaintiff argued that Shinhan Bank is jointly and severally liable for damages as it had actively participated in certain financing activities that contributed to the fraudulent inflation of the revenues, income and assets as reflected in the financial statements of L&H Korea, a principal subsidiary of Lernout & Hauspie (“L&H”). The plaintiff seeks damages for the impact of the fraud on the price of L&H shares and, in particular, treble damages in the amount of approximately US$167 million under Racketeer Influenced and Corrupt Organizations, one of its alleged causes of claim. On April 16, 2002, the motions to dismiss plaintiff’s complaint by the defendants (including Shinhan Bank) were granted by the court. The Order, however, allowed the plaintiff to file an amended complaint within 30 days and the plaintiffs filed an amended complaint on May 16, 2002. On June 12, 2002, the defendants filed motions to dismiss plaintiff’s amended complaint, and the hearing was held on July 22, 2002. On February 26, 2003 the court held for the defendants and ordered to amend plaintiff’s complaint by March 31, 2003. On May 19, 2003, the defendants filed the defense against the amended complaint.

      In April 2001, L&H also lodged a criminal complaint with the prosecutor’s office in Korea against one of Shinhan Bank’s branch managers, along with branch managers of other Korean banks, alleging aiding and abetting a criminal act of fraud in connection with this matter. The branch managers were subsequently found not guilty and the criminal complaint was dismissed on February 20, 2002.

      In addition, on November 13, 2001, Stonington Partners Inc., Stonington Capital Appreciation 1994 Fund L.P. and Stonington Holdings, L.L.C., the former shareholders of L&H, instituted litigation against several defendants, including Shinhan Bank, alleging the same causes of action against Shinhan Bank under the same operative facts as the above-described litigation. (“Stonington Case”) These plaintiffs seek compensatory damages for the impact of the fraud on the price of L&H shares, and punitive damages to be determined at trial. Alleging the same cause of action, Janet Baker, James Baker, JKBaker LLC and JMBaker LLC also instituted litigation against several defendants, including Shinhan Bank, on March 4, 2002. (“Baker Case”) However, the plaintiffs of the latter two cases withdrew their claims filed in the State of Massachusetts, and instead brought the same claims in the State of New York due to jurisdiction issues. On

October 16, 2002, the plaintiffs in the Stonington Case brought their complaints to the State of New York, and next day the plaintiffs in the Baker Case moved their claim to the State of New York. On June 26, 2003, the court dismissed the Stonington Case in its entirety on procedural grounds. As for the Baker Case and the lawsuit filed by the trustees of the TRA Rights Trust, the court ruled that the plaintiffs could not claim damages under the RICO Act and the securities laws of the United States and subsequently dismissed such complaint. The common law fraud claims survived the dismissal and a hearing was held on March 26, 2004 and a final decision is currently pending.

      In addition to the proceedings described above, Chohung Bank also claimed sovereign immunity from these lawsuits reinstituted in the courts of the State of New York on the ground that Korea Deposit Insurance Corporation, an entity controlled by the Korean government, owned and controlled Chohung Bank at the time this cause of action arose. In October 2002, the court granted judgment in favor of Chohung Bank on the grounds that its sovereign immunity applies under the Foreign Sovereign Immunity Act. In March 2002, the court issued the same ruling in the Baker Case. In July 2003, these rulings were overturned by the court, to which we subsequently appealed. A hearing was held on April 2, 2004 to review this appeal and a decision is currently pending. No assurance can be given that the plaintiffs will not appeal the judgments or decisions of the trial court that are favorable to us.

      We believe that the transactions with L&H Korea were conducted in the ordinary course of our banking practices, where the transaction involved a customary secured lending without any financing for receivables. We intend to vigorously defend against any additional claims or appeals.

Item 9.	The Offer and Listing

MARKET PRICE INFORMATION AND TRADING MARKET

Market Prices of Common Stock and ADSs

      Our shares of common stock were listed on the Korea Stock Exchange on September 10, 2001. The Korea Stock Exchange is the principal trading market for our shares of common stock. As of the date hereof, we have 294,401,300 shares of common stock outstanding. Our American depositary shares have been listed on the New York Stock Exchange since September 16, 2003 and are identified by the symbol “SHG”. The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Korea Stock Exchange for our common stock since September 10, 2001, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our American depositary shares since September 16, 2003.

	Korea Stock Exchange					New York Stock Exchange

	Closing Price Per					Closing Price
	Common Stock					Per ADS
					Average Daily			Average Daily
	High		Low		Trading Volume	High	Low	Trading Volume

					(Shares)			(ADSs)
2001 (from September 10)	W	17,550	W	9,400	1,654,506	$—	$—	—
Third Quarter (from September 10)		11,650		9,400	1,180,076	—	—	—
Fourth Quarter		17,550		10,100	1,771,170	—	—	—
2002		20,600		11,450	1,639,306	—	—	—
First Quarter		20,450		16,300	2,050,143	—	—	—
Second Quarter		20,600		16,150	1,745,556	—	—	—
Third Quarter		18,150		13,850	1,152,088	—	—	—
Fourth Quarter		14,650		11,450	1,631,030	—	—	—
2003		19,700		9,500	1,408,358	—	—	—
First Quarter		13,650		9,500	1,504,051	—	—	—
Second Quarter		13,900		10,100	1,592,993	—	—	—
Third Quarter(1)		18,300		12,500	1,341,422	31.40	27.40	2,944
Fourth Quarter		19,700		15,650	1,200,222	32.75	27.70	2,900
2004 (through June 25)		23,250		15,700	1,631,636	40.80	27.60	5,617
January		20,100		18,000	1,070,845	35.10	30.80	3,375
February		23,050		18,950	1,365,070	39.63	32.80	9,416
March		22,700		20,050	3,050,280	38.50	34.05	6,987
April		23,250		20,450	1,096,933	40.80	35.15	4,319
May		21,550		16,200	1,461,680	37.27	27.60	5,515
June (through 25)		18,800		15,700	1,533,668	32.00	27.76	3,769

Source: Korea Stock Exchange; New York Stock Exchange

(1)	Trading of our American depositary shares on the New York Stock Exchange commenced on September 16, 2003.

The Korean Securities Market

The Korea Stock Exchange

      The Korea Stock Exchange began its operations in 1956. Currently it is the only stock exchange in Korea. It has a single trading floor located in Seoul. The Korea Stock Exchange is a membership organization consisting of mostly Korean securities companies and some Korean branches of foreign securities companies.

      As of June 2, 2003, the aggregate market value of equity securities listed on the Korea Stock Exchange was approximately W 268 trillion. The average daily trading volume of equity securities for 2002 was approximately 1,923 million shares with an average transaction value of W 1,608 billion.

      The Korea Stock Exchange has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security. The Korea Stock Exchange also restricts share price movements. All listed companies are required to file accounting reports annually, semiannually and quarterly and to release immediately all information that may affect trading in a security.

      The Government has in the past exerted, and continues to exert, substantial influence over many aspects of the private sector business community which can have the intention or effect of depressing or boosting the market. In the past, the Government has informally both encouraged and restricted the declaration and payment of dividends, induced mergers to reduce what it considers excess capacity in a particular industry and induced private companies to offer publicly their securities.

      The Korea Stock Exchange publishes the Korea Composite Stock Price Index (“KOSPI”) every thirty seconds, which is an index of all equity securities listed on the Korea Stock Exchange. On January 4, 1983, the method of computing KOSPI was changed from the Dow Jones method to the aggregate value method. In the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

      Historical movements in KOSPI are set out in the following.

	Opening	High	Low	Closing

1980	100.00	119.36	100.00	106.87
1981	97.95	165.95	93.14	131.37
1982	123.60	134.49	106.00	127.31
1983	122.52	134.46	115.59	121.21
1984	116.73	142.46	114.37	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55

	Opening	High	Low	Closing

2003	635.17	822.16	515.24	810.71
2004 (through June 25)	821.26	907.43	728.98	779.03

Source: The Korea Stock Exchange

      Shares are quoted “ex-dividend” on the first trading day of the relevant company’s accounting period. “Ex-dividend” refers to a share no longer carrying the right to receive the following dividend payment because the settlement date occurs after the record date for determining which shareholders are entitled to receive dividends. “Ex-rights” refers to shares no longer carrying the right to participate in the following rights offering or bonus issuance because the settlement date occurs after the record date for determining which shareholders are entitled to new shares. The calendar year is the accounting period for the majority of listed companies, this may account for the drop in KOSPI between its closing level at the end of one calendar year and its opening level at the beginning of the following calendar year.

      With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights”, permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Stock Exchange to 15% of the previous day’s closing price of the shares, rounded down as set out below:

Previous Day’s Closing Price	Rounded Down to Won

Less than 5,000	5
5,000 to less than 10,000	10
10,000 to less than 50,000	50
50,000 to less than 100,000	100
100,000 to less than 500,000	500
500,000 or more	1,000

      As a consequence, if a particular closing price is the same as the price set by the fluctuation limit, the closing price may not reflect the price at which persons would have been prepared, or would be prepared to continue, if so permitted, to buy and sell shares. Orders are executed on an auction system with priority rules to deal with competing bids and offers.

      Due to deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Korea Stock Exchange by the securities companies. In addition, a securities transaction tax of 0.15% of the sales price will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares on the Korea Stock Exchange. A special agricultural and fishery tax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Korea Stock Exchange. See “Item 10. Additional Information — Taxation — Korean Taxation”.

      The number of companies listed on the Korea Stock Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table.

		Total Market Capitalization		Average Daily Trading Volume, Value
	Number of
	Listed	(Millions of	(Thousands of	Thousands	(Millions of	(Thousands of
Year	Companies	Won)	Dollars)(1)	of Shares	Won)	Dollars)(1)

1979	355	2,609,414	5,391,351	5,382	4,579	4,641
1980	352	2,526,553	3,828,691	5,654	3,897	5,905
1981	343	2,959,057	4,224,207	10,565	8,708	12,433
1982	334	3,000,494	4,407,711	9,704	6,667	8,904
1983	328	3,489,654	4,386,743	9,325	5,941	7,468
1984	336	5,148,460	6,222,456	14,847	10,642	12,862

		Total Market Capitalization		Average Daily Trading Volume, Value
	Number of
	Listed	(Millions of	(Thousands of	Thousands	(Millions of	(Thousands of
Year	Companies	Won)	Dollars)(1)	of Shares	Won)	Dollars)(1)

1985	342	6,570,404	7,380,818	18,925	12,315	13,834
1986	355	11,994,233	13,924,115	31,755	32,870	38,159
1987	389	26,172,174	33,033,162	20,353	70,185	88,584
1988	502	64,543,685	94,348,318	10,367	198,364	289,963
1989	626	95,476,774	140,489,660	11,757	280,967	414,431
1990	669	79,019,676	110,301,055	10,866	183,692	256,500
1991	686	73,117,833	96,182,364	14,022	214,263	281,850
1992	688	84,711,982	107,502,515	24,028	308,246	391,175
1993	693	112,665,260	139,419,948	35,130	574,048	676,954
1994	699	151,217,231	191,729,721	36,862	776,257	984,223
1995	721	141,151,399	182,201,367	26,130	487,762	629,614
1996	760	117,369,988	139,031,021	26,571	486,834	575,733
1997	776	70,988,897	50,161,742	41,525	555,759	392,707
1998	748	137,798,451	114,090,455	97,716	660,429	471,432
1999	725	349,503,966	305,137,040	278,551	3,481,620	3,039,654
2000	704	188,041,490	148,393,204	306,154	2,602,159	2,053,796
2001	589	255,850,070	192,934,221	473,241	1,947,420	1,506,236
2002	683	258,680,756	215,445,465	857,245	3,041,598	2,533,820
2003	684	355,362,626	298,121,331	542,010	2,216,636	1,859,594
2004 (through June 25)	676	339,250,685	284,606,279	424,021	2,580,329	2,164,706

Source: The Korea Stock Exchange

Note:

(1)	Converted at the Market Average Exchange Rate at the end of the periods indicated.

      The Korean securities markets are principally regulated by the Financial Supervisory Commission and the Securities and Exchange Act. The Securities and Exchange Act was amended fundamentally numerous times in recent years to broaden the scope and improve the effectiveness of official supervision of the securities markets. As amended, the law imposes restrictions on insider trading and price manipulation, requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for shareholders holding substantial interests.

Further Opening of the Korean Securities Market

      A stock index futures market was opened on May 3, 1996, and a stock index option market was opened on July 7, 1997, in each case at the Korea Stock Exchange. Remittance and repatriation of funds in connection with investment in stock index futures and options are subject to regulations similar to those that govern remittance and repatriation in the context of foreign portfolio investment in Korean stocks.

      In addition, the Korea Stock Exchange opened new option markets for seven individual stocks (Samsung Electronics, SK Telecom, KT, KEPCO, POSCO, Kookmin Bank and Hyundai Motor Company) in January 2002. Non-Koreans are permitted to invest in such options for individual stocks subject to certain procedural requirements.

      Starting from May 1, 1996, foreign investors were permitted to invest in warrants representing the right to subscribe for shares of a company listed on the Korea Stock Exchange or registered on the Korea Securities

Dealers’ Automated Quotation, or KOSDAQ, subject to certain investment limitations. A foreign investor may not acquire such warrants with respect to shares of a class of a company for which the ceiling on aggregate investment by foreigners has been reached or exceeded.

      As of December 30, 1997, foreign investors were permitted to invest in all types of corporate bonds, bonds issued by national or local governments and bonds issued in accordance with certain special laws without being subject to any aggregate or individual investment ceiling. The Financial Supervisory Commission sets forth procedural requirements for such investments. The Government announced on February 8, 1998, its plans for the liberalization of the money market with respect to investment in money market instruments by foreigners in 1998. According to the plan, foreigners have been permitted to invest in money market instruments issued by corporations, including commercial paper, starting February 16, 1998, with no restrictions as to the amount. Starting May 25, 1998, foreigners have been permitted to invest in certificates of deposit and repurchase agreements.

      Currently, foreigners are permitted to invest in securities including shares of all Korean companies which are not listed on the Korea Stock Exchange nor registered on the KOSDAQ and in bonds which are not listed.

Protection of Customer’s Interest in Case of Insolvency of Securities Companies

      Under Korean law, the relationship between a customer and a securities company in connection with a securities sell or buy order is deemed to be consignment and the securities acquired by a consignment agent (i.e., the securities company) through such sell or buy order are regarded as belonging to the customer in so far as the customer and the consignment agent’s creditors are concerned. Therefore, in the event of a bankruptcy or reorganization procedure involving a securities company, the customer of the securities company is entitled to the proceeds of the securities sold by the securities company. In addition, the Securities and Exchange Act recognizes the ownership of a customer in securities held by a securities company in such customer’s account.

      When a customer places a sell order with a securities company which is not a member of the Korea Stock Exchange and this securities company places a sell order with another securities company which is a member of the Korea Stock Exchange, the customer is still entitled to the proceeds of the securities sold received by the non-member company from the member company regardless of the bankruptcy or reorganization of the non-member company.

      Likewise, when a customer places a buy order with a non-member company and the non-member company places a buy order with a member company, the customer has the legal right to the securities received by the non-member company from the member company because the purchased securities are regarded as belonging to the customer in so far as the customer and the non-member company’s creditors are concerned.

      In addition, under the Securities and Exchange Act, the Korea Stock Exchange is obliged to indemnify any loss or damage incurred by a counterparty as a result of a breach by its members. If a securities company which is a member of the Korea Stock Exchange breaches its obligation in connection with a buy order, the Korea Stock Exchange is obliged to pay the purchase price on behalf of the breaching member. Therefore, the customer can acquire the securities that have been ordered to be purchased by the breaching member.

      As the cash deposited with a securities company is regarded as belonging to the securities company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the securities company if a bankruptcy or reorganization procedure is instituted against the securities company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that the Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors up to W 50 million per depositor per financial institution in case of the securities company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. The premiums related to this insurance are paid by securities companies. Pursuant to the Securities and Exchange Act, as amended, securities companies are required to deposit the cash received from its customers with the Korea Securities Finance Corporation, a special entity established pursuant to the Securities and Exchange Act. Set-off or attachment of cash deposits by securities companies with the Korea Securities Finance Corporation is prohibited. In addition, in the event of bankruptcy or dissolution of the securities company, the cash so deposited shall be withdrawn and paid to the customer senior to other creditors of the securities company.

Item 10.	Additional Information

ARTICLES OF INCORPORATION

Description of Capital Stock

      This section provides information relating to our capital stock, including brief summaries of material provisions of our articles of incorporation, the Korean Commercial Code of 1962, as amended (the “Commercial Code”), the Securities and Exchange Act of 1976, as amended (the “Securities and Exchange Act”), the Financial Holding Company Act and certain related laws of Korea, all as currently in effect. The following summaries are subject to the articles of incorporation and the applicable provisions of the Securities and Exchange Act, the Commercial Code, and certain other related laws of Korea.

General

      As of December 31, 2003, our authorized share capital is 1,000,000,000 shares. Our articles of incorporation provide that we are authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares of common stock. Furthermore, through an amendment of the articles of incorporation, we have created new classes of shares, in addition to the common shares and the preferred shares. See “— Description of Redeemable Preferred Stock”. As of December 31, 2001, 2002 and 2003, 292,344,192 shares, 292,361,125 shares and 294,401,300 shares, respectively, of common stock were issued. Of these amounts, as of December 31, 2001, 2002 and 2003, we held 29,873,683 shares, 29,874,062 shares and 29,873,359 shares, respectively, of common stock as treasury shares. All of the 29,873,359 treasury shares, held by Shinhan Bank, were sold in March 2004.

      In June 2004, we acquired 108,438,628 shares of common stock of Chohung Bank that we previously did not own through a cash tender offer and a small-scale share swap pursuant to Korean laws. In connection with the share swap transaction, we issued 14,682,590 new shares of our common stock to the existing shareholders of Chohung Bank in exchange for the shares of Chohung Bank’s common stock, of which 8,985,567 shares of our common stock was issued to Chohung Bank in exchange for its treasury shares. Chohung Bank acquired these treasury shares from its shareholders who dissented to the share swap at Chohung Bank’s shareholders’ meeting pursuant to the exercise by those dissenting shareholders the right to request Chohung Bank to purchase their shares in accordance with Korean law. Following this transaction, the total number of shares of our common stock increased to 309,083,890 shares. Under the Financial Holding Company Act of Korea, the voting rights relating to the 8,985,567 shares of our common stock currently held by Chohung Bank in treasury are restricted. The newly issued 14,682,590 shares of our common stock are expected to be listed on the Korea Stock Exchange in July 2004.

      Other than the redeemable preferred stock and the redeemable convertible preferred stock discussed below, no shares of preferred stock were issued and outstanding as of December 31, 2003. All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form. As of the date hereof, our authorized but unissued share capital consists of 593,611,546 shares. We may issue the unissued shares without further shareholder approval but subject to a board resolution as provided in the articles of incorporation. See “— Preemptive Rights and Issuance of Additional Shares” and “— Distribution of Free Shares”. Share certificates are issued in denominations of one, five, ten, 50, 100, 500, 1,000 and 10,000 shares.

Dividends

      Dividends are distributed to shareholders in proportion to the number of shares of the relevant class of capital stock owned by each shareholder following approval by the shareholders at an annual general meeting of shareholders. We pay full annual dividends on newly issued shares (such as the shares representing the American depositary shares) for the year in which the new shares are issued. We declare our dividend annually at the annual general meeting of shareholders which is held within three months after the end of the fiscal year. The annual dividend must be paid to the shareholders of record as of the end of the preceding fiscal year within one month after the annual general meeting. Annual dividends may be distributed either in cash or in shares provided that shares must be distributed at par value and, if the market price of the shares is less than their par value, dividends in shares may not exceed one-half of the annual dividend. Under the Commercial Code we do not have an obligation to pay any annual dividend unclaimed for five years from the payment date.

      In addition, the Commercial Code of Korea and our Articles of Incorporation provide that we may pay interim dividends once during each fiscal year (in addition to the annual dividends). Unlike annual dividends, interim dividends may be paid upon the resolution of the board of directors and are not subject to shareholder approval. The interim dividends, if any, will be paid to the shareholders of record at 12:00 a.m. midnight, July 1 of the relevant fiscal year in cash.

      Under the Commercial Code of Korea, an interim dividend shall not be more than the net assets on the balance sheet of the immediately preceding fiscal period, after deducting (i) the capital of the immediately preceding fiscal period, (ii) the sum of the capital reserve and legal reserve accumulated up to the immediately preceding fiscal period, (iii) the amount of earnings for dividend payment confirmed at the general shareholders’ meeting of the immediately preceding fiscal period, (iv) other special reserves accumulated up to the immediately preceding fiscal period, either pursuant to the provisions of the Articles of Incorporation or to the decision of the general meeting of shareholders, and (v) amount of legal reserve that should be set aside for the current fiscal period following the interim dividend payment.

      The Financial Holding Company Act and the regulations thereunder provide that a financial holding company shall not pay an annual dividend unless it has set aside in its legal reserve an amount equal to at least one-tenth of its net income after tax and shall set aside such amount in its legal reserve until its legal reserve reaches at least the aggregate amount of its stated capital. Under the Bank Act and the regulations thereunder, we shall set aside allowances for loan losses and reserves for retirement allowances in addition to the above legal reserve.

      For information regarding Korean taxes on dividends, see “— Taxation — Korean Taxation”.

Distribution of Free Shares

      In addition to permitting dividends in the form of shares to be paid out of retained or current earnings, the Commercial Code permits a company to distribute to its shareholders, in the form of free shares, an amount transferred from the capital surplus or legal reserve to stated capital. These free shares must be distributed to all of the shareholders pro rata. Our articles of incorporation provide that the same types of preferred shares to be distributed to the holders of preferred shares in case of distribution of free shares. For information regarding the treatment under Korean tax laws of free share distributions, see “— Taxation — Korean Taxation — Dividends on Shares of Common Stock or American Depositary Shares”. Holders of American depositary receipts will be able to participate in distributions of free shares to the extent described in “Item 12. Description of Securities other than Equity Securities — Description of the American Depositary Receipts — American Depositary Shares — Dividends and Distributions”.

Preemptive Rights and Issuance of Additional Shares

      Unless otherwise provided in the Commercial Code of Korea, a company may issue authorized but unissued shares at such times and upon such terms as the board of directors of the company may determine. The company must offer the new shares on uniform terms to all shareholders who have preemptive rights and who are listed on the shareholders’ register as of the record date. Our shareholders are entitled to subscribe for any newly issued shares in proportion to their existing shareholdings. However, as provided in the articles of incorporation, we may issue new shares by resolution of board of directors to persons other than existing shareholders if those shares are (1) publicly offered pursuant to relevant provisions of the Korean Securities and Exchange Act (where the number of such shares so offered may not exceed 50% of our total number of issued shares); (2) preferentially allocated to the members of our employee stock ownership association pursuant to relevant provisions of the Korean Securities and Exchange Act; (3) issued for the purpose of issuing depositary receipts pursuant to relevant provisions of the Korean Securities and Exchange Act (where the number of such shares so issued may not exceed 50% of our total number of issued shares); (4) issued to directors or employees as a result of exercise of stock options we granted to them pursuant to the Korean

Securities and Exchange Act; (5) issued to a securities investment company authorized to exclusively engage in the financial business pursuant to the Financial Holding Company Act; or (6) issued to any specified foreign investors, foreign or domestic financial institutions or alliance companies for managerial needs such as introduction of advanced financial technology, improvement of its or subsidiaries’ financial structure and funding or strategic alliance (where such number of shares so issued may not exceed 50% of our total number of issued shares). Under the Commercial Code, a company may vary, without stockholders’ approval, the terms of such preemptive rights for different classes of shares. Public notice of the preemptive rights to new shares and the transferability thereof must be given not less than two weeks (excluding the period during which the shareholders’ register is closed) prior to the record date. We will notify the shareholders who are entitled to subscribe for newly issued shares of the deadline for subscription at least two weeks prior to the deadline. If a shareholder fails to subscribe on or before such deadline, the shareholder’s preemptive rights will lapse. Our board of directors may determine how to distribute shares in respect of which preemptive rights have not been exercised or where fractions of shares occur.

      Under the Securities and Exchange Act, members of a company’s employee stock ownership association, whether or not they are shareholders, have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered pursuant to the Securities and Exchange Act. Furthermore, this right is exercisable only to the extent that the total number of shares so acquired and held by such members does not exceed 20% of the total number of shares then outstanding. As of the date hereof, our employee stock ownership association owns 364,494 shares of our common stock.

General Meeting of Shareholders

      There are two types of general meetings of shareholders: annual general meetings and extraordinary general meetings. We are required to convene our annual general meeting within three months after the end of each fiscal year. Subject to a board resolution or court approval, an extraordinary general meeting of shareholders may be held when necessary or at the request of the holders of an aggregate of 3% or more of our outstanding common shares or at the request of our audit committee. In addition, under the Securities and Exchange Act of Korea, an extraordinary general meeting of shareholders may be held at the request of the shareholders holding shares for at least 6 months of an aggregate of 3% (1.5% in case of a listed company whose capital at the end of the latest business year is W 100 billion or more) or more of the outstanding shares of the company, subject to a board resolution or court approval. Furthermore, under the Financial Holding Company Act of Korea, an extraordinary general meeting of shareholders may be held at the request of the shareholders holding shares for at least 6 months of an aggregate of 1.5% (0.75% in the case of a financial holding company (i) whose total assets at the end of the latest financial year is W 5 trillion or more and (ii) who is in control of two or more subsidiaries, each with total assets of W 2 trillion or more) or more of the outstanding shares of the company, subject to a board resolution or court approval. Holders of non-voting shares may be entitled to request a general meeting of shareholders only to the extent the non-voting shares have become enfranchised as described under “— Voting Rights” below (hereinafter referred to as “enfranchised non-voting shares”). Meeting agendas are determined by the board of directors or proposed by holders of an aggregate of 3% or more of the outstanding shares with voting rights by way of a written proposal to the board of directors at least six weeks prior to the meeting. In addition, under the Securities and Exchange Act of Korea, the meeting agenda may be proposed by the shareholders holding shares for at least 6 months of an aggregate of 1% (0.5% in the case of a listed company whose capital at the end of the latest business year is W 100 billion or more) or more of the outstanding shares of the company. Furthermore, under the Financial Holding Company Act of Korea, the meeting agenda may be proposed by the shareholders holding shares for at least 6 months of an aggregate of 0.5% (0.25% in the case of a financial holding company (i) whose total assets at the end of the latest financial year is W 5 trillion or more and (ii) who is in control of two or more subsidiaries, each with total assets of W 2 trillion or more) or more of the outstanding shares of the company. Written notices stating the date, place and agenda of the meeting must be given to the shareholders at least two weeks prior to the date of the general meeting of shareholders; provided, that, notice may be given to holders of one per cent or less of the total number of issued and outstanding shares which are entitled to vote, by placing at least two public notices at least two weeks in advance of the meeting in at least two daily newspapers. Currently, we use The Korea Economic Daily and Maeil Business Newspaper for the

publication of such notices. Shareholders who are not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders, and they are not entitled to attend or vote at such meeting. Holders of enfranchised non-voting shares who are on the shareholders’ register as of the record date are entitled to receive notice of the general meeting of shareholders and they are entitled to attend and vote at such meeting. Otherwise, holders of non-voting shares are not entitled to receive notice of or vote at general meetings of shareholders.

      The general meeting of shareholders is held at our head office (which is our registered head office) or, if necessary, may be held anywhere in the vicinity of our head office.

Voting Rights

      Holders of common shares are entitled to one vote for each share. However, voting rights with respect to common shares that we hold and common shares that are held by a corporate shareholder, where more than one-tenth of the outstanding capital stock is directly or indirectly owned by us, may not be exercised. Unless stated otherwise in a company’s articles of incorporation, the Commercial Code permits holders of an aggregate of 3% (under the Securities and Exchange Act, 1% in case of a company which total capital as at the end of the latest fiscal year is W 2 trillion or more) or more of the outstanding shares with voting rights to request cumulative voting when electing two or more directors. Our articles of incorporation currently do not prohibit cumulative voting. The Commercial Code and the articles of incorporation provide that an ordinary resolution may be adopted if approval is obtained from the holders of at least a majority of those common shares present or represented at such meeting and such majority also represents at least one-fourth of the total of our issued and outstanding common shares. Holders of non-voting shares (other than enfranchised non-voting shares) are not entitled to vote on any resolution or to receive notice of any general meeting of shareholders unless the agenda of the meeting includes consideration of a resolution on which such holders are entitled to vote. If our general shareholders’ meeting resolves not to pay to holders of preferred shares the annual dividend as determined by the board of directors at the time of issuance of such shares, the holders of preferred shares will be entitled to exercise voting rights from the general shareholders’ meeting following the meeting adopting such resolution to the end of a meeting to declare to pay such dividend with respect to the preferred shares. Holders of enfranchised preferred shares have the same rights as holders of common shares to request, receive notice of, attend and vote at a general meeting of shareholders.

      The Commercial Code provides that to amend the articles of incorporation (which is also required for any change to the authorized share capital of the company) and in certain other instances, including removal of a director of a company, dissolution, merger or consolidation of a company, transfer of the whole or a significant part of the business of a company, acquisition of all of the business of any other company or issuance of new shares at a price lower than their par value, a special resolution must be adopted by the approval of the holders of at least two-thirds of those shares present or represented at such meeting and such special majority also represents at least one-third of the total issued and outstanding shares with voting rights of the company.

      In addition, in the case of amendments to the articles of incorporation or any merger or consolidation of a company or in certain other cases which affect the rights or interest of the shareholders of the preferred shares, a resolution must be adopted by a separate meeting of shareholders of the preferred shares. Such a resolution may be adopted if the approval is obtained from shareholders of at least two-thirds of the preferred shares present or represented at such meeting and such preferred shares also represent at least one-third of the total issued and outstanding preferred shares of the company.

      A shareholder may exercise his voting rights by proxy given to another shareholder. The proxy must present the power of attorney prior to the start of the general meeting of shareholders.

Rights of Dissenting Shareholders

      Pursuant to the Securities and Exchange Act, in certain limited circumstances (including, without limitation, if we transfer all or any significant part of our business or if we merge or consolidate with another company), dissenting holders of shares have the right to require us to purchase their shares. Pursuant to the

Financial Holding Company Act and the Commercial Code of Korea, if a financial holding company acquires a new direct or indirect subsidiary through the exchange or transfer of shares, the dissenting holders of such shares have the right to require us to purchase their shares. To exercise such a right, shareholders must submit to us a written notice of their intention to dissent prior to the general meeting of shareholders. Within 20 days (or 10 days under certain circumstances according to the Financial Holding Company Act) after the date on which the relevant resolution is passed at such meeting, such dissenting shareholders must request in writing that we purchase their shares. We are obligated to purchase the shares of dissenting shareholders within one month after the end of such request period at a price to be determined by negotiation between the shareholder and us. If we cannot agree on a price with the shareholder through such negotiations, the purchase price will be the arithmetic mean of (1) the weighted average of the daily share prices on the Korea Stock Exchange for the 60 day period prior to the date of the adoption of the relevant board of directors’ resolution, (2) the weighted average of the daily share prices on the Korea Stock Exchange for one month prior to the date of the adoption of the relevant board of directors’ resolution and (3) the weighted average of the daily share prices on the Korea Stock Exchange for one week prior to the date of the adoption of the relevant board of directors’ resolution. However, the Financial Supervisory Commission may adjust such price if we or at least 30% of the dissenting shareholders do not accept such purchase price.

Register of Shareholders and Record Dates

      We maintain the register of our shareholders at our transfer agent’s in Seoul, Korea. Korea Securities Depository, as our transfer agent, registers transfers of shares on the register of shareholders upon presentation of the share certificates.

      The record date for annual dividends is December 31. For the purpose of determining the holders of shares entitled to annual dividends, the register of shareholders may be closed for the period from January 1 of each year up to the date of the annual shareholders’ meeting for the immediately preceding financial year. Further, the Commercial Code and the articles of incorporation permit us upon at least two weeks’ public notice to set a record date and/or close the register of shareholders for not more than three months for the purpose of determining the shareholders entitled to certain rights pertaining to the shares. The trading of shares and the delivery of certificates in respect thereof may continue while the register of shareholders is closed.

Description of Redeemable Preferred Stock

Description of Series 1/2/3/4/5 Redeemable Preferred Stock

      On July 9, 2003, our board of directors authorized the issuance of 46,583,961 redeemable preferred shares of non-voting stock (“Redeemable Preferred Stock”). The Redeemable Preferred Stock consist of 9,316,792 shares of Series 1 Redeemable Preferred Stock, 9,316,792 shares of Series 2 Redeemable Preferred Stock, 9,316,792 shares of Series 3 Redeemable Preferred Stock, 9,316,792 shares of Series 4 Redeemable Preferred Stock and 9,316,793 shares of Series 5 Redeemable Preferred Stock. All of the Redeemable Preferred Stock are issued in registered form and subscribed for by the Korea Deposit Insurance Corporation.

      The dividends on each share of the Redeemable Preferred Stock are (i) for the fiscal year 2003, an amount equal to 4.04% of the subscription price per share multiplied by the number of days elapsed from the date of issuance to December 31, 2003 and divided by 365 and (ii) thereafter, an amount equal to 4.04% of the subscription price per share. The dividends on such Redeemable Preferred Stock rank senior to the dividends on the Common Shares. If in any fiscal year we do not pay any dividend as provided above, the holders of the Redeemable Preferred Stock are entitled to receive such accumulated unpaid dividend in priority over the holders of our Common Shares from the dividends payable in respect of the next fiscal year. If dividends are not paid to the holders of Redeemable Preferred Stock, the Redeemable Preferred Stock becomes enfranchised. See “— Voting Rights”.

      The Redeemable Preferred Stock is subject to redemption as set forth below. The redemption periods for each class of the Redeemable Preferred Stock are (i) for Series 1 Redeemable Preferred Stock, from the first year anniversary of the issuance date until the third year anniversary of the issuance date; (ii) for Series 2

Redeemable Preferred Stock, from the second year anniversary of the issuance date until the fourth year anniversary of the issuance date; (iii) for Series 3 Redeemable Preferred Stock, from the third year anniversary of the issuance date until the fifth year anniversary of the issuance date; (iv) for Series 4 Redeemable Preferred Stock, from the fourth year anniversary of the issuance date until the sixth year anniversary of the issuance date; and (v) for Series 5 Redeemable Preferred Stock, from the fifth year anniversary of the issuance date until the seventh year anniversary of the issuance date; provided that, if the shares of Redeemable Preferred Stock are not redeemed in full within the redemption period or the dividends to the Redeemable Preferred Stock are not paid in full, the redemption period shall be extended until the shares of Redeemable Preferred Stock are redeemed in full.

      We are obligated to redeem any outstanding Redeemable Preferred Stock at the end of the relevant redemption period to the extent that distributable profits are available for such redemption. Further, we may, at our option, elect to redeem all or part of any outstanding shares of the Redeemable Preferred Stock at any time during the redemption period to the extent that distributable profits are available for such redemption.

Description of Redeemable Convertible Preferred Stock

      On July 9, 2003, our board of directors authorized the issuance of 44,720,603 redeemable convertible preferred shares of non-voting stock (“Redeemable Convertible Preferred Stock”). All of the Redeemable Convertible Preferred Stock is issued in registered form and subscribed for by the Korea Deposit Insurance Corporation.

      The dividends on each share of the Redeemable Convertible Preferred Stock are (i) for the fiscal year 2003, an amount equal to 2.02% of the subscription price per share multiplied by the number of days elapsed from the date of issuance to December 31, 2003 and divided by 365 and (ii) thereafter, an amount equal to 2.02% of the subscription price per share. The dividends on such Redeemable Convertible Preferred Stock rank senior to the dividends on the Common Shares. If in any fiscal year we do not pay any dividend as provided above, the holders of the Redeemable Convertible Preferred Stock are entitled to receive such accumulated unpaid dividend in priority over the holders of our Common Shares from the dividends payable in respect of the next fiscal year. If dividends are not paid to the holders of Redeemable Convertible Preferred Stock, the Redeemable Convertible Preferred Stock becomes enfranchised. See “— Voting Rights”.

      The Redeemable Convertible Preferred Stock is subject to redemption and conversion as set forth below. The redemption period for the Redeemable Convertible Preferred Stock is from the third year anniversary of the issuance date until the fifth year anniversary of the issuance date; provided that, if the shares of Redeemable Preferred Stock are not redeemed in full within the redemption period or the dividends to the Redeemable Convertible Preferred Stock are not paid in full, the redemption period shall be extended until the shares of Redeemable Convertible Preferred Stock are redeemed in full.

      We are obligated to redeem any outstanding Redeemable Convertible Preferred Stock at the end of the redemption period to the extent that distributable profits are available for such redemption. Further, we may, at our option, elect to redeem all or part of any outstanding shares of Redeemable Convertible Preferred Stock at any time during the redemption period to the extent that distributable profits are available for such redemption.

      The holders of the Redeemable Convertible Preferred Stock may, at their option, convert all of part of any outstanding Redeemable Convertible Preferred Stock into our shares of common stock at any time during the conversion period. The conversion period for the Redeemable Convertible Preferred Stock is from the first year anniversary of the issuance date until the fourth year anniversary of the issuance date. The number of Common Shares to be issued conversion shall be the same as the number of Redeemable Convertible Preferred Stock subject to conversion.

Description of Series 6/7/8 Redeemable Preferred Stock

      On July 29, 2003, our board of directors authorized issuance of 6,000,000 redeemable preferred shares of non-voting stock (“Second Issue of Redeemable Preferred Stock”). The Second Issue of Redeemable

Preferred Stock consists of 3,500,000 shares of Series 6 Redeemable Preferred Stock, 2,433,334 shares of Series 7 Redeemable Preferred Stock and 66,666 shares of Series 8 Redeemable Preferred Stock. All of the Second Issue of Redeemable Preferred Stock are issued through public offering.

      The dividends on each share of the Second Issue of Redeemable Preferred Stock are (i) for the Series 6 Redeemable Preferred Stock, an amount equal to 7.00% of the subscription price per share, (ii) for the Series 7 Redeemable Preferred Stock, an amount equal to 7.46% of the subscription price per share and (iii) for the Series 8 Redeemable Preferred Stock, an amount equal to 7.86% of the subscription price per share. The dividends on such Second Issue of Redeemable Preferred Stock rank senior to the dividends on the Common Shares. If we in any fiscal year do not pay any dividend as provided above, the holders of the Second Issue of Redeemable Preferred Stock are entitled to receive such accumulated unpaid dividend in priority to the holders of our Common Shares from the dividends payable in respect of the next fiscal year. If dividends are not paid to the holders of Second Issue of Redeemable Preferred Stock, the Second Issue of Redeemable Preferred Stock becomes enfranchised. See “— Voting Rights”.

      The Second Issue of Redeemable Preferred Stock is subject to redemption as set forth below. The redemption periods for each class of the Second Issue of Redeemable Preferred Stock are (i) for Series 6 Redeemable Preferred Stock, from one (1) month immediately preceding the third anniversary date of the issuance date until the third anniversary date of the issuance date; (ii) for Series 7 Redeemable Preferred Stock, from one (1) month immediately preceding the fifth anniversary date of the issuance date until the fifth anniversary date of the issuance date; and (iii) for Series 8 Redeemable Preferred Stock, from one (1) month immediately preceding the seventh anniversary date of the issuance date until the seventh anniversary date of the issuance date; provided that, if the Second Issue of Redeemable Preferred Stock are not redeemed in full within the redemption period or the dividends to the Second Issue of Redeemable Preferred Stock are not paid in full, the redemption period shall be extended until the Second Issue of Redeemable Preferred Stock are redeemed in full.

      We are obligated to redeem any outstanding Second Issue of Redeemable Preferred Stock at the end of the relevant redemption period to the extent that distributable profits are available for such redemption. Further, we may, at our option, elect to redeem all or part of any outstanding Second Issue of Redeemable Preferred Stock at any time during the redemption period to the extent that distributable profits are available for such redemption.

Annual Report

      At least one week before the annual general meeting of shareholders, we must make our annual report written in the Korean language and audited nonconsolidated financial statements prepared under Korean GAAP available for inspection at our principal office and at all of our branch offices. Copies of annual reports, the audited nonconsolidated financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders.

      Under the Securities and Exchange Act, we must file with the Financial Supervisory Commission and the Korea Stock Exchange an annual report within 90 days after the end of our fiscal year, a half-year report within 45 days after the end of the first six months of our fiscal year and quarterly reports within 45 days after the end of the first three months and nine months of our fiscal year, respectively. Copies of such reports are available for public inspection at the Financial Supervisory Commission and the Korea Stock Exchange.

Transfer of Shares

      Under the Commercial Code, the transfer of shares is effected by the delivery of share certificates. In order to assert shareholders’ rights against us, the transferee must have his name and address registered on the register of shareholders. For this purpose, shareholders are required to file with us their name, address and seal. Nonresident shareholders must notify us of the name of their proxy in Korea to which our notice can be sent. Under the Financial Supervisory Commission regulations, nonresident shareholders may appoint a standing proxy and may not allow any person other than the standing proxy to exercise rights regarding the acquired share or perform any task related thereto on his behalf, subject to certain exceptions. Under current

Korean regulations, certain qualified securities companies and banks in Korea (including licensed branches of non-Korean securities companies and banks) and the Korea Securities Depository are authorized to act as agents and provide related services. Certain foreign exchange controls and securities regulations apply to the transfer of shares by nonresidents or non-Koreans. See “— Exchange Controls”. As to the ceiling on the aggregate shareholdings of a single shareholder and persons who stand in a special relationship with such shareholder, please see “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Restriction on Financial Holding Company Ownership”.

Acquisition of our Shares

      We generally may not acquire our own shares except in certain limited circumstances, including, without limitation, a reduction in capital.

      Notwithstanding the foregoing restrictions, pursuant to the Securities and Exchange Act and regulations under the Financial Holding Company Act, we may purchase our own shares on the Korea Stock Exchange or through a tender offer, subject to the restrictions that (1) the aggregate purchase price of such shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year less the amounts of dividends and reserves for such fiscal year, and (2) the purchase of such shares shall meet the requisite capital ratio under the Financial Holding Company Act and the guidelines issued by the Financial Supervisory Commission.

      In general, under the Financial Holding Company Act, subsidiaries of which we own 50% or more are not permitted to acquire our shares.

Liquidation Rights

      In the event we are liquidated, the assets remaining after the payment of all debts, liquidation expenses and taxes will be distributed to shareholders in proportion to the number of shares held. Holders of preferred shares may have preferences in liquidation.

EXCHANGE CONTROLS

General

      The Foreign Exchange Transaction Act of Korea and the Presidential Decree and regulations under that Act and Decree, which we refer to collectively as the “Foreign Exchange Transaction Laws” herein, regulate investment in Korean securities by nonresidents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, nonresidents may invest in Korean securities only to the extent specifically allowed by these laws or otherwise permitted by the Ministry of Finance and Economy of Korea. The Financial Supervisory Commission has also adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that restrict investment by foreigners in Korean securities and regulate issuance of securities outside Korea by Korean companies.

      Under the Foreign Exchange Transaction Laws, (1) if the Korean government deems that it is inevitable due to the outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances or other situations equivalent thereto, the Ministry of Finance and Economy may temporarily suspend payment, receipt or the whole or part of transactions to which the Foreign Exchange Transaction Laws apply, or impose an obligation to safekeep, deposit or sell means of payment in or to certain Korean governmental agencies or financial institutions; and (2) if the Korean government deems that international balance of payments and international finance are confronted or are likely to be confronted with serious difficulty or the movement of capital between Korea and abroad brings or is likely to bring about serious obstacles in carrying out its currency policies, exchange rate policies and other macroeconomic policies, the Ministry of Finance and Economy may take measures to require any person who intends to perform capital transactions to obtain permission or to require any person who performs capital transactions to deposit part of the payments received in such transactions at certain Korean governmental agencies or financial institutions, in each case subject to certain limitations.

Reporting Requirements for Holders of Substantial Interests

      Under the Securities and Exchange Act of Korea, any person whose direct or beneficial ownership of our common stock with voting rights, whether in the form of shares of common stock or American depositary shares, certificates representing the rights to subscribe for shares and equity-related debt securities including convertible bonds and bonds with warrants (which we refer to collectively as “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5% or more of the total outstanding shares (plus Equity Securities of us held by such persons) is required to report the status of the holdings to the Financial Supervisory Commission and the Korea Stock Exchange within five business days after reaching the 5% ownership interest. In addition, any change in the ownership interest subsequent to the report that equals or exceeds 1% of the total outstanding Equity Securities of us is required to be reported to the Financial Supervisory Commission and the Korea Stock Exchange within five business days from the date of the change.

      Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and/or a loss of voting rights with respect to that portion of ownership of Equity Securities exceeding 5% in violation of such reporting requirements. Furthermore, the Financial Supervisory Commission may order the disposal of the unreported Equity Securities.

      In addition to the reporting requirements described above, any person whose direct or beneficial ownership of our stock accounts for 10% or more of the total issued and outstanding stock (which we refer to as a “major stockholder”) must report the status of his/her shareholding to the Korea Securities Futures Commission and the Korea Stock Exchange within ten days after he/she becomes a major stockholder. In addition, any change in the ownership interest subsequent to the report must be reported to the Korea Securities Futures Commission and the Korea Stock Exchange within the 10th day of the month following the month in which the change occurred. Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment. Any single stockholder or persons who stand in a special relationship with such stockholder that acquire more than 10% (4% in case of non-financial business group companies) of the voting stock of a Korean bank pursuant to the Bank Act will be subject to reporting or approval requirements. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Restriction on Financial Holding Company Ownership.”

Restrictions Applicable to Shares

      As a result of amendments to the Foreign Exchange Transaction Laws and Financial Supervisory Commission regulations (which we refer to collectively as the “Investment Rules”) adopted in connection with the stock market opening from January 1992 and after that date, foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the Korea Stock Exchange or registered on the KOSDAQ, unless prohibited by specific laws. Foreign investors may trade shares listed on the Korea Stock Exchange or registered on the KOSDAQ only through the Korea Stock Exchange or the KOSDAQ, except in limited circumstances, including:

•	odd-lot trading of shares;

•	acquisition of shares by foreign companies as a result of a merger;

•	acquisition of shares (which we refer to as “Converted Shares”) by exercise of warrants, conversion rights or exchange rights under bonds with warrants, convertible bonds or exchangeable bonds or withdrawal rights under depositary receipts issued outside of Korea by a Korean company;

•	acquisition of shares as a result of inheritance, donation, bequest or exercise of stockholders’ rights, including preemptive rights or rights to participate in free distributions and receive dividends;

•	over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded subject to certain exceptions; and

•	acquisition or disposition of shares in connection with a tender offer.

      For over-the-counter transactions of shares between foreigners outside the Korea Stock Exchange or the KOSDAQ for shares with respect to which the limit on aggregate foreign ownership has been reached or exceeded, a securities company licensed in Korea must act as an intermediary. Odd-lot trading of shares outside the Korea Stock Exchange or the KOSDAQ must involve a licensed securities company in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions involving borrowed securities with respect to shares which are subject to a foreign ownership limit.

      The Investment Rules require a foreign investor who wishes to invest in shares on the Korea Stock Exchange or the KOSDAQ (including Converted Shares and shares being issued for initial listing on the Korean Stock Exchange or registration on KOSDAQ) to register its identity with the Financial Supervisory Service prior to making any such investment; however, the registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition of the Converted Shares. Upon registration, the Financial Supervisory Service will issue to the foreign investor an investment registration card, which must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an investment registration card include foreign nationals who have not been residing in Korea for a consecutive period of six months or more, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the Ministry of Finance and Economy under the Korean Securities and Exchange Act. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea for the purpose of investment registration. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.

      Upon a foreign investor’s purchase of shares through the Korea Stock Exchange or the KOSDAQ, no separate report by the investor is required because the investment registration card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the Korea Stock Exchange or the KOSDAQ (as discussed above) must be reported by the foreign investor or his standing proxy to the governor of the Financial Supervisory Service at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the Korea Stock Exchange or the KOSDAQ in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the governor of the Financial Supervisory Service by the securities company engaged to facilitate such transaction. A foreign investor may appoint a standing proxy from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), asset management companies, futures trading companies and internationally recognized custodians which will act as a standing proxy to exercise stockholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. Generally, a foreign investor may not permit any person, other than its standing proxy, to exercise rights relating to his shares or perform any tasks related thereto on his behalf. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the governor of the Financial Supervisory Service in cases deemed inevitable by reason of conflict between laws of Korea and the home country of the foreign investor.

      Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. Only foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), the Korea Securities Depository, asset management companies, futures trading companies and internationally recognized custodians are eligible to act as a custodian of shares for a nonresident or foreign investor. A foreign investor must ensure that his custodian deposits his shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the governor of the Financial Supervisory Service in circumstances where compliance with that requirement is made impracticable, including cases where compliance would contravene the laws of the home country of such foreign investor.

      Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. With certain exceptions, companies designated by the Korean government as a “public corporation” may set a ceiling on the acquisition of shares by a single person within 3% of the total number of shares. A foreigner who has acquired shares in excess of any ceiling may not exercise his voting rights with respect to the shares exceeding the limit, and the Financial Supervisory Commission may take necessary corrective action against such foreigner pursuant to the Securities and Exchange Act. Currently, Korea Electric Power Corporation is the only designated public corporation which has set such a ceiling. Furthermore, an investment by a foreign investor in 10% or more of the outstanding shares with voting rights of a Korean company is defined as a foreign direct investment under the Foreign Investment Promotion Act of Korea. Generally, a foreign direct investment must be reported to the Ministry of Commerce, Industry and Energy of Korea, which delegates its authority to receive such reports to foreign exchange banks or the Korea Trade Investment Promotion Agency under relevant regulations. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign or other shareholding restrictions in the event that the restrictions are prescribed in a specific law that regulates the business of the Korean company. For a description of such restrictions applicable to Korean banks, see “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Banks — Restrictions on Bank Ownership.”

      Under the Foreign Exchange Transaction Laws, a foreign investor who intends to acquire shares must designate a foreign exchange bank at which he must open a foreign currency account and a Won account exclusively for stock investments. No approval is required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a securities company. Funds in the foreign currency account may be remitted abroad without any Korean governmental approval.

      Dividends on shares of Korean companies are paid in Won. No Korean governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any shares held by a nonresident of Korea must be deposited either in a Won account with the investor’s securities company or in his Won account. Funds in the investor’s Won account may be transferred to his foreign currency account or withdrawn for local living expenses, provided that any withdrawal of local living expenses exceeding a certain limit needs to be reported to the tax authorities by the foreign exchange bank at which the Won account is maintained. Funds in the Won account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive rights.

      Securities companies and asset management companies are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ stock investments in Korea. Through these accounts, securities companies and asset management companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without the investors having to open their own accounts with foreign exchange banks.

TAXATION

      The following summary is based upon tax laws of the United States and the Republic of Korea as in effect on the date of this Annual Report on Form 20-F, and is subject to any change in United States or Korean law that may come into effect after such date. Investors in shares of common stock or American depositary shares are advised to consult their own tax advisers as to the United States, Korean or other tax consequences of the purchase, ownership and disposition of such securities, including the effect of any national, state or local tax laws.

Korean Taxation

      The following summary of Korean tax considerations applies to you so long as you are not:

•	a resident of Korea;

•	a corporation organized under Korean law; or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base.

Dividends on Shares of Common Stock or American Depositary Shares

      We will deduct Korean withholding tax from dividends paid to you at a rate of 27.5%. If you are a resident of a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. For example, if you are a qualified resident of the United States for purposes of the income tax treaty currently in effect between Korea and the United States and you are the “beneficial owner” of a dividend, a reduced withholding tax rate of 16.5% will generally apply. You will not be entitled to claim treaty benefits if you are not the beneficial owner of a dividend.

      In order to obtain the benefits of a reduced withholding tax rate under a tax treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as may be required by the Korean tax authorities. Evidence of tax residence may be submitted to us through the depositary bank. In addition, to obtain the benefit of a tax exemption available under applicable tax treaties, you must submit an application for exemption prior to the time of the first dividend payment, together with a certificate of your tax residence issued by a competent authority of your tax residence country. Excess taxes withheld may not be recoverable even if you subsequently produce evidence that you were entitled to have tax withheld at a lower rate.

      If we distribute to you free shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in-capital, that distribution may be deemed a dividend which is subject to Korean tax.

Taxation of Capital Gains

      You may be exempt from Korean taxation on capital gains recognized from the sale of our shares effected through the Korea Stock Exchange, if you have owned, together with certain related parties, less than 25% of our total issued and outstanding shares during the year of sale and the five calendar years before the year of sale. According to a ruling issued by the Korean taxation authorities, capital gains earned by a nonresident without any Korean permanent establishment from the transfer of American depository shares to other nonresidents (other than to such transferees’ permanent establishment in Korea) are not subject to Korean taxation. In addition, capital gains earned by a nonresident from the transfer of American depositary shares outside of Korea are exempt from Korean taxation by virtue of the Tax Incentives Limitation Law, provided that the issuance of American depositary shares is deemed to be an overseas issuance under the Tax Incentives Limitation Law.

      If you are subject to tax on capital gains with respect to a sale of American depositary shares, or of shares of common stock which you acquired as a result of a withdrawal, your gain will be calculated based on your cost of acquiring the American depositary shares although there are no specific Korean tax provisions or rulings on this issue. In the absence of the application of a tax treaty which exempts or reduces the rate of tax on capital gains, the amount of Korean tax imposed on your capital gains will be the lesser of 11.0% of the gross realization proceeds or, subject to the production of satisfactory evidence of the acquisition cost of the American depositary shares, 27.5% of the net capital gain.

      If you sell your shares of common stock or American depositary shares, the purchaser or, in the case of the sale of shares of common stock on the Korea Stock Exchange or through a licensed securities company in Korea, the licensed securities company is required to withhold Korean tax from the sales price in an amount equal to 11.0% of the gross realization proceeds and to make payment of this amount to the Korean tax authorities, unless you establish your entitlement to an exemption or lower rate of taxation under an applicable tax treaty or produce satisfactory evidence of your acquisition cost for the shares of common stock or the American depositary shares. To obtain the benefit of an exemption or reduced rate of tax pursuant to a tax treaty, you must submit to the purchaser or the securities company, or through the depositary bank, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty protection. Effective July 1, 2002, in order to qualify for the exemption under a tax treaty, a nonresident seller must submit an application for exemption together with a certificate of residence issued by a competent tax authority of the seller’s country of tax residence prior to the time of the first dividend payment. Excess taxes withheld may not be recoverable even if you subsequently produce evidence that you were entitled to have taxes withheld at a lower rate.

Inheritance Tax and Gift Tax

      If you die while holding an American depositary share or donate an American depositary share, it is unclear whether, for Korean inheritance and gift tax purposes, you will be treated as the owner of the shares of common stock underlying the American depositary shares. If you are treated as the owner of the shares of common stock, your heir or the donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax presently at the rate of 10.0% to 50.0%, provided that the value of the American depositary shares is greater than a specified amount.

      If you die while holding a share of common stock or donate a share of common stock, your heir or donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax at the same rate as indicated above.

Securities Transaction Tax

      If you transfer shares of common stock, you will be subject to a securities transaction tax at the rate of 0.15% and an agriculture and fishery special tax at the rate of 0.15% of the sale price of the shares of common stock when traded on the Korea Stock Exchange. If your transfer is not made on the Korea Stock Exchange, subject to certain exceptions, you will be subject to a securities transaction tax at the rate of 0.5% and will not be subject to an agriculture and fishery special tax.

      To date, the imposition of the securities transaction tax has not been enforced on transfers of American depositary shares, however, the Ministry of Finance and Economy issued a ruling on February 25, 2004 to the Korean National Tax Service, in which it held that depositary receipts fall under the meaning of share certificates that are subject to the same securities transaction tax. In this ruling, the Ministry of Finance and Economy treats transfers of depositary receipts equally with the transfer of the underlying Korean shares. In light of this ruling, the securities transaction tax that would be due on transfers of American depositary shares will be 0.5% of the sales price of the American depositary shares, unless the American depositary shares are listed or registered on the New York Stock Exchange, Nasdaq National Market or other foreign exchanges that may be designated by the Ministry of Finance and Economy (the Ministry of Finance and Economy has not yet designated any other exchanges upon which the transfer of depositary shares will be exempted from the securities transaction tax), and transfer of the American Depositary shares takes place on such exchange. It is unclear as to when the Korean government will begin to enforce the imposition of the securities transaction tax, although they may start to do so at any time.

      The securities transaction tax, if applicable, must be paid in principle by the transferor of the shares on the rights to subscribe to such shares. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the Korean tax authority. When such transfer is made through a securities company, such securities company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a securities company, the transferee is required to withhold the securities transaction tax and pay it to the Korean tax authority. The failure to pay the securities transaction will result in a penalty of 10% of the tax due. The penalty is imposed on the party responsible for paying the securities transaction tax or, if the securities transaction tax is to be paid via withholding, the penalty is imposed on the party that has the withholding obligation.

United States Taxation

      The following summary describes the material United States federal tax considerations for beneficial owners of our shares or American depositary receipts that hold the shares or American depositary receipts as capital assets and are “U.S. holders”. You are a “U.S. holder” if you are:

(i)	a citizen or resident of the United States;

(ii)	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

(iii)	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

(iv)	a trust that is subject to the primary supervision of a court within the United States and one or more U.S. persons has authority to control all substantial decisions of the trust; or

(v)	a trust that has a valid election in effect under applicable U.S. Treasury Department regulations to be treated as a U.S. person.

      In addition, this summary only applies to you if you are a U.S. holder that is a resident of the United States for purposes of the current tax treaty between the United States and Korea, your shares or American depositary receipts are not, for purposes of the treaty, effectively connected with a permanent establishment in Korea and you otherwise qualify for the full benefits of the treaty.

      This summary is based on current law, which is subject to change, perhaps retroactively. It is for general purposes only and you should not consider it to be tax advice. In addition, it is based in part on representations by the depositary and assumes that each obligation under the Deposit Agreement will be performed in accordance with its terms. This summary does not represent a detailed description of all the federal tax consequences to you in light of your particular circumstances. In addition, it does not represent a detailed description of the U.S. federal tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws including if you are:

•	a bank;

•	a dealer in securities or currencies;

•	a financial institution or an insurance company

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt entity;

•	a trader in securities that elect to use a mark-to-market method of accounting for your securities holdings;

•	a person holding shares or American depositary receipts as part of a hedging, conversion, constructive sale or integrated transaction or a straddle;

•	a person liable for the alternative minimum tax;

•	a person who owns 10% or more of our voting stock; or

•	a person whose functional currency is not the U.S. dollar.

      We cannot assure you that a later change in law will not alter significantly the tax considerations that we describe in this summary.

      You should consult your own tax advisor concerning the particular U.S. federal tax consequences to you of the ownership and disposition of shares or American depositary receipts as well as any consequences arising under the laws of any other taxing jurisdiction.

      If a partnership holds our shares or American depositary receipts, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares or American depositary receipts, you are urged to consult you tax advisor.

American Depositary Receipts

      In general for U.S. federal income tax purposes, a holder of American depositary receipts will be treated as the owner of the underlying shares that are represented by such American depositary receipts. However, the U.S. Treasury Department has expressed concerns that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of American depositary receipts. Accordingly, the analysis of the creditability of Korean taxes described herein could be affected by future actions that may be taken by the U.S. Treasury Department. Deposits or withdrawal of shares for American depositary receipts generally will not be subject to U.S. federal income tax.

Distributions on Shares or American Depositary Receipts

      Distributions on our shares or American depositary receipts will be taxable as dividends to the extent of our current and accumulated earnings and profits (as determined under U.S. federal income tax principles). Such income will be includable in your gross income as ordinary income on the day you receive it, in the case of our shares, or the day received by the depositary, in the case of American depositary receipts. Such dividends will not be eligible for the dividends-received deduction.

      With respect to non-corporate U.S. holders, certain dividends received before January 1, 2009 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the current income tax treaty between the United States and Korea meets these requirements, and we believe we are eligible for the benefits of that treaty. However, non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Internal Revenue Code of 1986, as amended (the “Code”) will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. If you are a non-corporate U.S. holder, you should consult your own tax advisor regarding the application of these rules given your particular circumstances.

      The amount of any dividend paid in Korean Won will equal the U.S. dollar value of the Korean Won received calculated by reference to the exchange rate in effect on the date you actually or constructively receive the dividend, in the case of our shares, or the date actually or constructively received by the depositary, in the case of American depositary receipts, regardless of whether the Korean Won are converted into U.S. dollars. If the Korean Won received are not converted into U.S. dollars on the day of receipt, you will have a basis in the Korean Won equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Korean Won will be treated as U.S. source ordinary income or loss.

      Subject to certain significant conditions and limitations, Korean taxes withheld from dividends (at the rate provided in the treaty) may be treated as foreign income tax eligible for credit against your U.S. federal income tax liability. See “— Korean Taxation — Dividends on Shares of Common Stock or American Depositary Shares” for discussion of the treaty rate. Korean taxes withheld in excess of the rate provided in the treaty will not be eligible for credit against your federal income tax until you exhausts all effective and practical remedies to recover such excess withholding, including the seeking of competent authority assistance from the U.S. Internal Revenue Service. For purposes of the foreign tax credit, dividends paid on our shares or American depositary receipts will be treated as income from sources without the United States and will generally constitute “passive income” or, in the case of certain holders, “financial services income.”

Disposition of Shares or American Depositary Receipts

      Subject to the discussion under “— Passive Foreign Investment Company Rules”, upon the sale, exchange or other disposition of our shares or American depositary receipts, you generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and your adjusted tax basis in our shares or American depositary receipts as the case may be. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition our shares or American depositary receipts have been held for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation depending upon the holding period of such capital assets. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize on the sale, exchange or other disposition of our shares or American depositary receipts will generally be treated as U.S. source gain or loss.

      You should note that any Korean securities transaction tax generally will not be treated as a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code.

Passive Foreign Investment Company Rules

      Based on the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we will be a passive foreign investment company for the current taxable year and do not expect to become one in the future, although there can be no assurance in this regard. However, passive foreign investment company status is a factual determination that is made annually. Accordingly, it is possible that we may become a passive foreign investment company in the current or any future taxable year due to changes in valuation or composition of our income or assets. In addition, this determination is based in part upon certain proposed U.S. Treasury regulations that are not yet in effect and are subject to change in the future. Those regulations and other administrative pronouncements from the Internal Revenue Service provide special rules for determining the character of income and assets derived in the banking business for purposes of the passive foreign investment company rules. Although we believe we have adopted a reasonable interpretation of the regulations and administrative pronouncements, there can be no assurance that the Internal Revenue Service will follow the same interpretation.

      In general, we will be considered a passive foreign investment company for any taxable year if either:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value of our assets is attributable to assets that produce or are held for the production of passive income.

      The 50% of value test is based on the average of the value of our assets for each quarter during the taxable year. If we own at least 25% by value of another company’s stock, we will be treated, for purposes of the passive foreign investment rules, as owning our proportionate share of the assets and receiving our proportionate share of the income of that company.

      If we are a passive foreign investment company for any taxable year during which you hold our shares or American depositary receipts, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from the sale or other disposition (including a pledge) of our shares or American depositary receipts. These special tax rules generally will apply even if we cease to be a passive foreign investment company in future years. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for our shares or American depositary receipts will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the preferred share units,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we are a passive foreign investment company, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

      Alternatively, you could make a mark-to-market election, under which in lieu of being subject to the passive foreign investment company rules discussed above, you will include gain on our shares or American depositary receipts as ordinary income, provided that our shares or American depositary receipts are regularly traded on a qualified exchange or other market. Our shares are listed on the Korea Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the shares are or will continue to be “regularly traded” for purposes of the mark-to-market election. Our American depositary receipts are currently listed on the New York Stock Exchange, although there can be no assurance that the American depositary receipts are or will be “regularly traded”. If you made a valid mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your passive foreign investment company shares or American depositary receipts at the end of the year over your adjusted tax basis in the shares or American depositary receipts. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the shares or American depositary receipts over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

      A U.S. holder’s adjusted tax basis in passive foreign investment company shares or American depositary receipts will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the shares or American depositary receipts are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You should consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable with respect to your particular circumstances.

      In addition, a holder of shares in a passive foreign investment company can sometimes avoid the rules described above by electing to treat the company as a “qualified electing fund” under section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit holders to make this election.

      If you hold our shares or American depositary receipts in any year in which we are classified as a passive foreign investment company, you would be required to file Internal Revenue Service Form 8621.

      Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2009, if we are a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your tax advisor concerning the determination of our passive foreign investment company status and the U.S. federal income tax consequences of holding our shares or American depositary receipts if we are considered a passive foreign investment company in any taxable year.

Estate and Gift Taxation

      Korea may impose an inheritance tax on a decedent who owns our shares (and possibly American depositary receipts), even if the decedent was not a citizen or resident of Korea. See “— Korean Taxation — Inheritance Tax and Gift Tax”. The amount of any inheritance tax paid to Korea may be eligible for credit against the amount of U.S. federal estate tax imposed on the estate of a U.S. holder. Korea may also impose a gift tax. The Korean gift tax generally will not be treated as a creditable foreign tax for U.S. tax purposes. You should consult your tax advisor regarding the consequences of the imposition of the Korean inheritance of gift tax.

Information Reporting and Backup Withholding

      In general, information reporting requirements will apply to certain distributions on our shares or American depositary receipts and to the proceeds of the sale of our shares or American depositary receipts made to you unless you are an exempt recipient (such as a corporation). A backup withholding tax may apply to such payments if you fail to provide a correct taxpayer identification number or certification of foreign or other exempt status or fail to report in full dividend and interest income.

      Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided you furnish the required information to the Internal Revenue Service.

DOCUMENTS ON DISPLAY

      We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, are required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. You may inspect and copy these materials, including this annual report on Form 20-F and the exhibits thereto, at the Commission’s public reference rooms at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Any filings we make electronically will be available to the public over the Internet at the Commission’s web site at http://www.sec.gov.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

      See “Item 4. Information on the Company — Description of Assets and Liabilities — Risk Management” for quantitative and qualitative disclosures about market risk.

Item 12.	Description of Securities Other Than Equity Securities

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

American Depositary Shares

      Citibank, N.A. has agreed to act as the depositary bank for the American Depositary Shares. Citibank’s depositary offices are located at 111 Wall Street, New York, New York 10005. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs are normally represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Korea Securities Depository, located at 33, Yoido-dong, Youngdeungpo-gu, Seoul, Korea.

      We appoint Citibank as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.

      We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder’s rights and obligations as an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.

      Each ADS represents the right to receive two (2) shares of common stock, par value 5,000 won per share, on deposit with the custodian. An ADS will also represent the right to receive any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

      If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of Shares will continue to be governed by the laws of The Republic of Korea, which may be different from the laws in the United States.

      As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

      As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

— Distributions of Cash

      Whenever we make a cash distribution for the securities on deposit with the custodian, we will notify the depositary bank and deposit the funds with the Custodian. Upon receipt of such notice and of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to Korean laws and regulations.

      The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

      The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.

— Distributions of Shares

      Whenever we make a free distribution of Shares for the securities on deposit with the custodian, we will notify the depositary bank and deposit the applicable number of Shares with the custodian. Upon receipt of notice of such deposit, the depositary bank will either distribute to holders new ADSs representing the Shares deposited or modify the ADS-to-Shares ratio, in which case each ADS you hold will represent rights and interests in the additional Shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

      The distribution of new ADSs or the modification of the ADS-to-Shares ratio upon a distribution of Shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new Shares so distributed.

      No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the Shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

— Distributions of Rights

      Whenever we intend to distribute rights to purchase additional Shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

      The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new Shares other than in the form of ADSs.

      The depositary bank will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documents to the depositary bank; or

•	It is not reasonably practicable to distribute the rights.

      The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

— Elective Distributions

      Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

      The depositary bank will make the election available to you only if it is reasonably practical and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

      If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Korea would receive upon failing to make an election, as more fully described in the deposit agreement.

— Other Distributions

      Whenever we intend to distribute property other than cash, Shares or rights to purchase additional Shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

      If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

      The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

      The depositary bank will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	We do not deliver satisfactory documents to the depositary bank; or

•	The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

      The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Changes Affecting Shares

      The Shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such Shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

      If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the Shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Shares

      The depositary bank may create ADSs on your behalf if you or your broker deposit Shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Shares to the custodian.

Your ability to deposit Shares and receive ADSs may be limited by U.S. and Korean legal considerations applicable at the time of deposit.

      To the extent the laws or regulations of Korea require the Company to give its consent for subsequent deposits of Shares under the deposit agreement, the depositary bank will not accept Shares for deposit without receiving the consent of the Company. The Company and the Depositary have agreed that consent will be deemed given as long as the number of Shares proposed for deposit does not exceed the difference between the aggregate number of Shares deposited with the custodian with the consent of the Company (including any Shares deposited by the Company as a distribution of stock dividends or any exercise of rights) and the number of Shares on deposit with the custodian at the time of the proposed deposit.

      The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the Shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

      When you make a deposit of Shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	The Shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such Shares have been validly waived or exercised.

•	You are duly authorized to deposit the Shares.

•	The Shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The Shares presented for deposit have not been stripped of any rights or entitlements.

      If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

      As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

      To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

      As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying Shares at the custodian’s offices. Your ability to withdraw the Shares may be limited by U.S. and Korea legal considerations applicable at the time of withdrawal. In order to withdraw the Shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the Shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

      If you hold an ADR registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the Shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

      You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	Temporary delays that may arise because (i) the transfer books for the Shares or ADSs are closed, or (ii) Shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or Principal Regulations Applicable to ADSs or the withdrawal of securities on deposit.

      The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

      As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the Shares represented by your ADSs. The voting rights of holders of Shares are described in “Item 10. Additional Information — Articles of Incorporation — Description of Capital Stock — Voting Rights”.

      At our request, the depositary bank will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

      If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions.

      Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

Fees and Charges

      As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees

• Issuance of ADSs	Up to U.S. 5¢ per ADS issued
• Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
• Exercise of rights to purchase additional ADSs	Up to U.S. 2¢ per ADS held
• Distribution of cash dividends	No fee (so long as prohibited by NYSE)
• Distribution of ADSs pursuant to stock dividend or other free stock distributions	No fee (so long as prohibited by NYSE)
• Distributions of cash proceeds (i.e., upon sale of rights or other entitlements)	Up to U.S. 2¢ per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per share (or share equivalent) distributed
• Annual Depositary Services Fee	Annually up to U.S. 2¢ per ADS held at the end of each calendar year, except to the extent of any cash dividend fee(s) charged during such calendar year or unless prohibited by NYSE

      As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of Shares charged by the registrar and transfer agent for the Shares in Korea (i.e., upon deposit and withdrawal of Shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities (i.e., when Shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of Shares on deposit.

      We have agreed to pay certain other charges and expenses of the depositary bank. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

      We have agreed to pay certain other charges and expenses of the depositary bank. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

Amendments and Termination

      We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

      You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the Shares represented by your ADSs (except as permitted by law).

      We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination.

      Upon termination, the following will occur under the deposit agreement:

•	for a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the Shares represented by your ADSs and the delivery of all other property held by the depositary bank in respect of those Shares on the same terms as prior to the termination. During such six months’ period the depositary bank will continue to collect all distributions received on the Shares on deposit (i.e., dividends) but will not distribute any such property to you until you request the cancellation of your ADSs.

•	After the expiration of such six months’ period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Books of Depositary

      The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

      The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

      The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in Shares, for the validity or worth of the Shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our Articles of Incorporation, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our Articles of Incorporation or in any provisions of securities on deposit.

•	We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of Shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

      The depositary bank may, in certain circumstances, issue ADSs before receiving a deposit of Shares or release Shares before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

      You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

      The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

      The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

      If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

      Not applicable.

Item 14.	Material Modification to the Rights of Security Holders and Use of Proceeds

      Not applicable.

Item 15.	Controls and Procedures

      An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2003.

      A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. As such, disclosure controls and procedures or systems for internal control over financial reporting may not prevent all errors and all fraud. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and any design may not succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

      Based upon the evaluation referred to above, our Chief Executive Officer and Chief Financial Officer concluded, subject to the limitations noted above, that the design and operation of our disclosure controls and procedures were effective as of December 31, 2003.

      There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluations except that we are currently in the process of developing, with the assistance of a third party advisory firm, an evaluation system to enable our management to evaluate the effectiveness of our internal control over financial reporting (as defined under Rules 13a-15(c) and 15d-15(c) under the Securities Exchange Act of 1934). We expect this evaluation system, which is expected to be based on a suitable, recognized control framework (including the COSO framework), to be established in the second half of 2004. Once completed, we will use this evaluation system to identify deficiencies and weaknesses, if any, in our internal control over financial reporting, and, to the extent any significant deficiencies or material weaknesses are identified, we plan to take corrective actions, as appropriate, in the future.

Item 16A.	Audit Committee Financial Expert

      Our board of directors has determined that Mr. Il-Sup Kim, our outside director and the chairman of our Audit Committee, is an “audit committee financial expert”, as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Kim is an independent director as such term is defined under Section 301 of the Sarbanes-Oxley Act of 2002.

Item 16B.	Code of Ethics

      Section 406 of the Sarbanes-Oxley Act of 2002 requires us either to adopt a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions or, if no such code of ethics has been adopted, to disclose the reason for not adopting such a code. We have not yet adopted such code of ethics, however, pursuant to the requirements of the Sarbanes-Oxley Act, we are currently in the process of adopting a code of ethics applicable to our President & Chief Executive Officer and all other directors and executive officers, including the Chief Financial Officer and the Chief Accounting Officer. We expect this Code of Ethics will be adopted in the second half of 2004 and plan to make it available on our website www.shinhangroup.com.

Item 16C.	Principal Accountant Fees and Services

      The following table sets forth the aggregate fees billed for each of the years ended December 31, 2003 for professional services rendered by Samil PricewaterhouseCoopers, our principal accountant, depending on the various types of services and a brief description of the nature of such services.

	Aggregate Fees Billed
	During the Year Ended
	December 31,

Type of Services	2002		2003		Nature of Services

	(In millions of Won)
Audit fees	W	5,157	W	9,116	Audit service for Shinhan Financial Group and its subsidiaries.
Audit-related fees		11		1,713	Accounting advisory service.
Tax fees		77		52	Tax return and consulting advisory service.
All other fees		3		85	All other services which do not meet the three categories above.

Total	W	5,248	W	10,966

      United States law and regulations in effect since May 6, 2003, and our own policies, generally require all engagements of our principal accountants be pre-approved by our Audit Committee or pursuant to policies and procedures adopted by it. Our Audit Committee has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountants to perform audit and non-audit services. Engagement requests must in the first instance be submitted as follows: (i) in the case of audit and non-audit services for our holding company, to our Planning & Financial Management subject to reporting to our Chief Financial Officer; and (ii) in the case of audit and non-audit services for our subsidiaries, to our Audit and Compliance Team subject to reporting to the Senior Executive Vice President of Audit & Compliance Team. If the request relates to services that would impair the independence of our principal accountants, the request must be rejected. If the engagement request relates to audit and permitted non-audit services, it must be forwarded to the Audit Committee for consideration. To facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority of the following: (i) permitted non-audit services to our holding company, (ii) audit services to our subsidiaries and (iii) permitted non-audit services to our subsidiaries, to one of its members who is “independent” as defined by the Securities and Exchange Commission and the New York Stock Exchange. Such member in our case is Mr. Il-Sup Kim, the chairman of our Audit Committee, and he is required to report any approvals made by them to the Audit Committee at its next meeting. Our Audit Committee meets regularly once every quarter.

      Additionally, United States law and regulations in effect since May 6, 2003 permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating no more than five percent of the total amount of revenues we paid to our principal accountants, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Audit Committee or a designated member thereof and approved prior to the completion of the audit. In 2003, the percentage of the total amount of revenue we paid to our principal accountants represented by non-audit services in each category that were subject to such a waiver was less than 5%.

Item 16D.	Exemptions From the Listing Standards for Audit Committees

      Not applicable.

Item 17.	Financial Statements

      We have responded to Item 18 in lieu of responding to this item.

Item 18.	Financial Statements

      Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits

      (a) List of Financial Statements:

      The following financial statements and related notes, together with the report of independent auditors thereon, are filed as part of this annual report.

      (b) Exhibits

1.1	Articles of Incorporation (in English).*
2.1	Form of Common Stock Certificate (in English and Korean).**
2.2	Form of Deposit Agreement to be entered into among Shinhan Financial Group, Citibank, N.A., as depositary, and all owners and holders from time to time of American depositary receipts issued thereunder, including the form of American depositary receipt.**
2.3	Long-term debt instruments of Shinhan Financial Group, Shinhan Bank and other consolidated subsidiaries for which financial statements are required to be filed are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Shinhan Financial Group agrees to furnish the Commission on request a copy of any instrument defining the rights of holders of its long-term debt and that of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.**
4.1	Stock Purchase Agreement by and between Korea Deposit Insurance Corporation and Shinhan Financial Group dated July 9, 2003.***
4.2	Investment Agreement by and between Shinhan Financial Group and Korea Deposit Insurance Corporation dated July 9, 2003.**

4.3	Agreed Terms, dated June 22, 2004, by and among the President of Korea Deposit Insurance Corporation, CEO of Shinhan Financial Group, CEO of Chohung Bank, Chairman of the National Financial Industry Labor Union of Korea and the Head of the Chohung Bank Chapter of the National Financial Industry Labor Union.**
8.1	List of all Subsidiaries of Shinhan Financial Group.**
12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act.
12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act.
13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350).
13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350).
15.1	Korean Financial Holding Company Act (in English and Korean).**
15.2	Korean Bank Act (in English and Korean).**
15.3	Korean Commercial Code (in English and Korean).**
15.4	Korean Securities and Exchange Act (in English and Korean).*
15.5	Korean Trust Business Act (in English and Korean).**
15.6	Korean Specialized Credit Financial Business Act (in English and Korean).*

*	A fair and accurate translation from Korean into English.

**	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003.

***	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003. Confidential treatment has been requested for certain portions of the Stock Purchase Agreement.

SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SHINHAN FINANCIAL GROUP CO., LTD.

By:	/s/ YOUNG HWI CHOI

Name: Young Hwi Choi

Title:	President & Chief Executive Officer

Date: June 30, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Shinhan Financial Group Co., Ltd.

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Shinhan Financial Group Co., Ltd. and its subsidiaries (the “Group”) at December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Group’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As more fully discussed in Note 1 to the consolidated financial statements, the Group adopted, on January 1, 2002, the Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. Also as discussed in Note 1 to the consolidated financial statements, the Group adopted the provisions of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity on June 1, 2003, and the Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities on February 1, 2003.

      As more fully discussed in Note 1 to the consolidated financial statements, the Group has been significantly affected, and may continue to be affected in the foreseeable future, by the general adverse economic conditions in the Republic of Korea.

/s/ SAMIL PRICEWATERHOUSECOOPERS

June 4, 2004, except for Note 37, which is as of June 22, 2004

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2003

	2002		2003		2003

					(See Note 1)
	(In millions of Korean Won,				(In thousands
	except per share data)				of US$,
					except per
					share data)
ASSETS
Cash and cash equivalents	W	282,324	W	1,896,797	$1,591,273
Restricted cash		1,365,358		3,661,997	3,072,145
Interest-bearing deposits in banks		124,764		409,038	343,153
Call loans and securities purchased under resale agreements		575,533		1,898,219	1,592,466
Trading assets		1,064,931		3,377,295	2,833,301
Securities:
Available-for-sale securities		8,736,708		18,098,535	15,183,334
Held-to-maturity securities		4,407,677		3,604,810	3,024,170
Loans (net of allowance for loan losses of W 995,725 in 2002 and W 3,630,728 in 2003)		44,139,270		91,791,255	77,006,086
Customers’ liability on acceptances		927,933		2,364,656	1,983,772
Premises and equipment, net		828,438		2,002,724	1,680,138
Intangible assets		72,491		1,173,551	984,523
Goodwill		146,980		502,389	421,468
Security deposits		466,129		966,341	810,689
Other assets		1,647,594		4,601,724	3,860,506

Total Assets	W	64,786,130	W	136,349,331	$114,387,024

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Deposits:
Interest-bearing	W	35,886,059	W	82,160,939	$68,926,963
Noninterest-bearing		1,162,528		1,328,203	1,114,264
Trading liabilities		131,012		513,061	430,420
Acceptances outstanding		927,933		2,364,656	1,983,772
Short-term borrowings		6,994,596		11,204,739	9,399,949
Secured borrowings		4,705,899		6,316,260	5,298,876
Long-term debt		8,234,652		21,217,708	17,800,091
Accrued expenses and other liabilities		3,192,965		6,554,588	5,498,816

Total Liabilities		61,235,644		131,660,154	110,453,151

Commitments and contingencies		—		—	—
Minority interest		287,879		582,645	488,796
Redeemable convertible preferred stock, 5,000 Won par value, 44,720,603 shares authorized, 44,720,603 shares issued and outstanding in 2003		—		711,134	596,589
Stockholders’ equity
Common stock, 5,000 Won par value, 1 billion shares authorized, 292,361,125 shares issued and 262,487,063 shares outstanding in 2002, and 294,401,300 shares issued and 264,527,941 shares outstanding in 2003		1,461,806		1,472,007	1,234,905
Additional paid-in capital		1,048,085		1,073,307	900,425
Retained earnings		1,076,906		1,188,688	997,222
Accumulated other comprehensive income, net of taxes		70,361		58,096	48,738
Less: treasury stock, at cost, 29,874,062 shares in 2002 and 29,873,359 shares in 2003		(394,551)		(396,700)	(332,802)

Total stockholders’ equity		3,262,607		3,395,398	2,848,488

Total liabilities, minority interest, redeemable convertible preferred stock and stockholders’ equity	W	64,786,130	W	136,349,331	$114,387,024

The accompanying notes are an integral part of these consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2001, 2002 and 2003

	2001		2002		2003		2003

							(See Note 1)
	(In millions of Korean Won,						(In thousands
	except per share data)						of US$, except
							per share data)
Interest and dividend income
Interest and fees on loans	W	2,521,354	W	2,832,910	W	4,187,380	$3,512,903
Interest and dividends on investment securities		964,927		749,111		927,354	777,982
Trading assets		56,256		52,376		102,206	85,743
Other interest income		152,169		100,903		114,002	95,639

Total interest income		3,694,706		3,735,300		5,330,942	4,472,267
Interest expense
Interest on deposits		1,561,519		1,401,348		1,765,509	1,481,132
Interest on short-term borrowings		338,504		252,912		315,116	264,359
Interest on secured borrowings		247,679		242,663		207,446	174,032
Interest on long-term debt		255,492		390,760		702,603	589,433
Other interest expense		36,034		17,445		7,379	6,190

Total interest expense		2,439,228		2,305,128		2,998,053	2,515,146

Net interest income		1,255,478		1,430,172		2,332,889	1,957,121
Provision for loan losses		411,487		236,219		1,011,366	848,462
Provision for guarantees and acceptances		(6,684)		9,841		(45,779)	(38,405)

Net interest income after provision for loan losses and guarantees and acceptances		850,675		1,184,112		1,367,302	1,147,064
Non interest income
Commissions and fees		269,857		473,895		840,469	705,091
Net trust management fees		134,559		128,918		58,985	49,484
Net trading profits		7,066		88,027		72,077	60,468
Net gains (losses) on securities		97,279		143,347		(127,799)	(107,214)
Other		123,068		203,118		274,622	230,388

Total noninterest income		631,829		1,037,305		1,118,354	938,217
Non interest expenses
Employee compensation and severance benefits		238,529		357,149		544,087	456,449
Depreciation and amortization		68,314		104,238		247,016	207,228
General and administrative expenses		279,173		409,531		552,944	463,879
Impairment loss on goodwill		—		137,002		—	—
Impairment loss on other investments		46,487		31,133		39,541	33,172
Credit card fees		23,308		44,635		89,535	75,113
Other		171,772		217,836		463,967	389,235

Total noninterest expenses		827,583		1,301,524		1,937,090	1,625,076

Income before income tax expense, minority interest, extraordinary item and cumulative effect of a change in accounting principle		654,921		919,893		548,566	460,205
Income tax expense		223,340		320,316		247,402	207,552
Minority interest		(859)		10,155		25,846	21,683

Net income before extraordinary item and cumulative effect of a change in accounting principle		432,440		589,422		275,318	230,970
Extraordinary item, net of taxes		63,811		—		—	—
Cumulative effect of a change in accounting principle		(196)		—		—	—

Net income	W	496,055	W	589,422	W	275,318	$230,970

Net income per share of common stock
Basic
Income before extraordinary gain and cumulative effect of a change in accounting principle	W	1,698	W	2,246	W	994	$0.83
Extraordinary gain		251		—		—	—
Cumulative effect of a change in accounting principle		(1)		—		—	—

Net income	W	1,948	W	2,246	W	994	$0.83

Diluted
Income before extraordinary gain and cumulative effect of a change in accounting principle	W	1,451	W	2,243	W	984	$0.83
Extraordinary gain		213		—		—	—
Cumulative effect of a change in accounting principle		(1)		—		—	—

Net income	W	1,663	W	2,243	W	984	$0.83

Average common shares issued and outstanding		254,679,918		262,480,071		262,986,588
Average diluted common shares issued and outstanding		299,215,470		262,812,163		279,744,926

The accompanying notes are an integral part of these consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years Ended December 31, 2001, 2002 and 2003

	Preferred Stock					Common Stock			Additional
									Paid-In
	Shares	Amount		KDIC Bonds		Shares	Amount		Capital

	(In millions of Korean Won and in thousands of US$, except per share data)
Balance at January 1, 2001	58,500,000	W	292,500	W	(292,500)	261,306,242	W	1,306,531	W	871,652
Comprehensive income:
Net income	—		—		—	—		—		—
Foreign currency translation adjustments	—		—		—	—		—		—
Net unrealized gains on available-for-sale securities	—		—		—	—		—		—
Total comprehensive income	—		—		—	—		—		—
Issuance of common stock	—		—		—	13,876,572		69,383		—
Cash dividends declared (W50 per share)	—		—		—	—		—		—
Redemption of preferred stock	(58,500,000)		(292,500)		—	—		—		—
Repayment of KDIC bonds	—		—		292,500	—		—		—
Issuance of common stock upon formation of the Group	—		—		—	17,161,378		85,807		150,673
Acquisition of treasury stock	—		—		—	—		—		—
Reissuance of treasury stock	—		—		—	—		—		16,431
Grant of stock options	—		—		—	—		—		1,982
Other	—		—		—	—		—		39

Balance at December 31, 2001	—		—		—	292,344,192		1,461,721		1,040,777

Comprehensive income:
Net income	—		—		—	—		—		—
Foreign currency translation adjustments	—		—		—	—		—		—
Net unrealized losses on available-for-sale securities	—		—		—	—		—		—
Total comprehensive income	—		—		—	—		—		—
Issuance of common stock	—		—		—	16,933		85		(25)
Cash dividends declared (W600 per share)	—		—		—	—		—		—
Acquisition of treasury stock	—		—		—	—		—		—
Grant of stock options	—		—		—	—		—		6,779
Other	—		—		—	—		—		554

Balance at December 31, 2002	—	W	—	W	—	292,361,125	W	1,461,806	W	1,048,085

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Accumulated
			Other
			Comprehensive				Total
	Retained		Income, Net		Treasury		Stockholders’
	Earnings		of Taxes		Stock		Equity

	(In millions of Korean Won and in thousands of US$, except per share data)
Balance at January 1, 2001	W	335,563	W	129,791	W	(78,870)	W	2,564,667
Comprehensive income:
Net income		496,055		—		—		496,055
Foreign currency translation adjustments		—		6,479		—		6,479
Net unrealized gains on available-for-sale securities		—		27,164		—		27,164
Total comprehensive income		496,055		33,643		—		529,698
Issuance of common stock		—		—		—		69,383
Cash dividends declared (W50 per share)		(193,322)		—		—		(193,322)
Redemption of preferred stock		—		—		—		(292,500)
Repayment of KDIC bonds		—		—		—		292,500
Issuance of common stock upon formation of the Group		—		—		—		236,480
Acquisition of treasury stock		—		—		(565,698)		(565,698)
Reissuance of treasury stock		—		—		250,023		266,454
Grant of stock options		—		—		—		1,982
Other		—		—		—		39

Balance at December 31, 2001		638,296		163,434		(394,545)		2,909,683

Comprehensive income:
Net income		589,422		—		—		589,422
Foreign currency translation adjustments		—		(6,199)		—		(6,199)
Net unrealized losses on available-for-sale securities		—		(86,874)		—		(86,874)
Total comprehensive income		589,422		(93,073)		—		496,349
Issuance of common stock		—		—		—		60
Cash dividends declared (W600 per share)		(150,812)		—		—		(150,812)
Acquisition of treasury stock		—		—		(6)		(6)
Grant of stock options		—		—		—		6,779
Other		—		—		—		554

Balance at December 31, 2002	W	1,076,906	W	70,361	W	(394,551)	W	3,262,607

The accompanying notes are an integral part of these consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY — (Continued)

								Accumulated
								Other
	Preferred Stock			Common Stock		Additional		Comprehensive		Total
			KDIC			Paid-In	Retained	Income, Net	Treasury	Stockholders’
	Shares	Amount	Bonds	Shares	Amount	Capital	Earnings	of Taxes	Stock	Equity

	(In millions of Korean Won and in thousands of US$, except per share data)
Comprehensive income:
Net income	—	—	—	—	—	—	275,318	—	—	275,318
Foreign currency translation adjustments	—	—	—	—	—	—	—	(1,956)	—	(1,956)
Net unrealized losses on available- for-sale securities	—	—	—	—	—	—	—	(10,309)	—	(10,309)
Total comprehensive income	—	—	—	—	—	—	275,318	(12,265)	—	263,053
Issuance of common stock	—	—	—	2,040,175	10,201	18,183	—	—	—	28,384
Cash dividends declared (W 600 per share)	—	—	—	—	—	—	(157,493)	—	—	(157,493)
Dividends on redeemable convertible preferred stock	—	—	—	—	—	—	(6,043)	—	—	(6,043)
Acquisition of treasury stock	—	—	—	—	—	—	—	—	(2,149)	(2,149)
Grant of stock options	—	—	—	—	—	7,038	—	—	—	7,038
Other	—	—	—	—	—	1	—	—	—	1

Balance at December 31, 2003	—	W—	W—	294,401,300	W1,472,007	W1,073,307	W1,188,688	W58,096	W(396,700)	W3,395,398

Balance at January 1, 2003	—	$—	$—	292,361,125	$1,226,347	$879,266	$903,447	$59,027	$(330,999)	$2,737,088
Comprehensive income:
Net income	—	—	—	—	—	—	230,970	—	—	230,970
Foreign currency translation adjustments	—	—	—	—	—	—	—	(1,641)	—	(1,641)
Net unrealized losses on available-for-sale securities	—	—	—	—	—	—	—	(8,648)	—	(8,648)
Total comprehensive income	—	—	—	—	—	—	230,970	(10,289)	—	220,681
Issuance of common stock	—	—	—	2,040,175	8,558	15,254	—	—	—	23,812
Cash dividends declared ($0.5 per share)	—	—	—	—	—	—	(132,125)	—	—	(132,125)
Dividends on redeemable convertible preferred stock	—	—	—	—	—	—	(5,070)	—	—	(5,070)
Acquisition of treasury stock	—	—	—	—	—	—	—	—	(1,803)	(1,803)
Grant of stock options	—	—	—	—	—	5,904	—	—	—	5,904
Other	—	—	—	—	—	1	—	—	—	1

Balance at December 31, 2003	—	$—	$—	294,401,300	$1,234,905	$900,425	$997,222	$48,738	$(332,802)	$2,848,488

The accompanying notes are an integral part of these consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001, 2002 and 2003

	2001		2002		2003		2003

							(See Note 1)
	(In millions of Korean Won)						(In thousands
							of US$)
Cash flows from operating activities
Net income	W	496,055	W	589,422	W	275,318	$230,970
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses		411,487		236,219		1,011,366	848,462
Provision for guarantees and acceptances		(6,684)		9,841		(45,779)	(38,405)
Depreciation and amortization		68,314		104,238		247,016	207,228
Accretion of discounts on long-term debt		36,910		593		583,869	489,823
Amortization on deferred loan fees and origination costs		22,641		52,941		87,820	73,674
Amortization on investment debt securities		(3,501)		20,338		20,740	17,399
Net (gain) loss on equity investments		(6,726)		8,683		12,992	10,899
Net loss on valuation of trading assets		3,696		18,888		18,680	15,671
Net (gain) loss on sales of available-for-sale securities		(115,785)		(185,914)		2,550	2,139
Impairment loss on investment securities		18,506		42,567		125,249	105,075
Net (gain) loss on disposal of premises and equipment		4,474		(39,716)		(13,938)	(11,693)
Net (gain) loss on sales of subsidiaries		—		(20,760)		378	317
Net unrealized foreign exchange (gain) loss		(1,469)		47,888		(91,337)	(76,625)
Minority interest in net (loss) income of subsidiaries		(859)		10,155		25,846	21,683
Grant of stock option		1,982		7,715		5,688	4,772
Extraordinary gain on excess unallocated negative goodwill		(63,811)		—		—	—
Impairment loss on goodwill		—		137,002		—	—
Impairment loss on other investments		46,487		31,133		39,541	33,172
Cumulative effect of changes in accounting principle		196		—		—	—
Net changes in:
Restricted cash		(153,480)		(271,930)		(1,620,257)	(1,359,276)
Trading assets		681,537		28,167		71,774	60,213
Other assets		(158,898)		731,655		972,715	816,038
Trading liabilities		1,876		12,257		(137,904)	(115,691)
Accrued expenses and other liabilities		666,042		(550,318)		(767,410)	(643,798)

Net cash provided by operating activities	W	1,948,990	W	1,021,064	W	824,917	$692,047

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	2001		2002		2003		2003

							(See Note 1)
	(In millions of Korean Won)						(In thousands
							of US$)
Cash flows from investing activities
Net change in interest-bearing deposits in banks	W	180,010	W	214,284	W	(56,570)	$(47,458)
Net change in call loans and securities purchased under resale agreements		(397,576)		1,309,410		317,103	266,026
Proceeds from sales of available-for-sale securities		6,627,718		10,554,089		11,032,423	9,255,388
Purchases of available-for-sale securities		(7,023,724)		(11,985,755)		(12,153,357)	(10,195,769)
Proceeds from maturities, prepayments and calls of held-to-maturity securities		2,464,178		2,819,108		3,630,392	3,045,631
Purchases of held-to-maturity securities		(2,365,421)		(1,179,957)		(2,833,074)	(2,376,740)
Loan originations and principal collections, net		(5,809,696)		(10,260,858)		(6,030,212)	(5,058,903)
Payments for repurchase of loans from Korea Asset Management Corporation		(49,348)		(51,769)		(37,470)	(31,435)
Proceeds from sales of premises and equipment		7,571		71,327		54,414	45,649
Payments for purchase of premises and equipment		(153,650)		(204,229)		(213,882)	(179,431)
Net change in security deposits		(3,096)		(20,622)		(22,731)	(19,070)
Cash acquired from acquisition		104,627		35,278		1,125,128	943,899
Disposal of equity interest in subsidiaries		—		30,795		1,529	1,283
Acquisition of equity interest in subsidiaries		(15,274)		(446,051)		(928,423)	(778,878)

Net cash used in investing activities	W	(6,433,681)	W	(9,114,950)	W	(6,114,730)	$(5,129,808)

Cash flows from financing activities
Net increase in interest-bearing deposits	W	3,781,813	W	3,205,377	W	5,338,968	$4,479,000
Net decrease in noninterest-bearing deposits		(215,688)		(69,376)		(124,905)	(104,786)
Net increase in secured borrowings		110,606		574,064		266,164	223,292
Net (decrease) increase in short-term borrowing		(1,084,596)		1,043,586		(2,974,990)	(2,495,797)
Proceeds from issuance of long-term debt		2,968,866		7,740,273		12,244,298	10,272,062
Repayment of long-term debt		(1,210,095)		(4,546,953)		(7,707,107)	(6,465,694)
Proceeds from issuance of common stock		64,220		2,124		27,504	23,074
Purchases of treasury stock		(476,642)		(6)		(2,149)	(1,803)
Reissuance of treasury stock		271,622		—		—	—
Cash dividends paid on common stock		(193,322)		(150,812)		(157,493)	(132,125)
Redemption of preferred stock		(292,500)		—		—	—
Retirement of common stock of subsidiaries		—		(937)		—	—

Net cash provided by financing activities		3,724,284		7,797,340		6,910,290	5,797,223

Effect of exchange rate changes on cash		145		(1,297)		(6,004)	(5,037)
Net increase (decrease) in cash and cash equivalents		(760,262)		(297,843)		1,614,473	1,354,425

Cash and cash equivalents
Beginning of year		1,340,429		580,167		282,324	236,848

End of year	W	580,167	W	282,324	W	1,896,797	$1,591,273

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	2001		2002		2003		2003

							(See Note 1)
	(In millions of Korean Won)						(In thousands
							of US$)
Supplemental disclosure of cash flow information
Acquisitions
Fair value of net assets acquired	W	276,443	W	298,169	W	2,012,190	$1,688,079
Cash acquired		104,626		35,278		1,125,128	943,899
Cash paid for interest		2,501,518		2,384,377		3,316,251	2,782,090
Cash paid for income taxes		185,062		329,420		240,174	201,488
Supplemental disclosure of noncash investing and financing activities
Loans repurchased from Korea Asset Management Corporation in exchange for held-to-maturity securities		39,914		75,288		1,593	1,336
Securities and other investments received in connection with loan restructuring		141,123		25,866		307,545	258,008
Increase (decrease) in cumulative translation adjustments, net of taxes		6,479		(6,199)		(1,956)	(1,641)
Increase (decrease) in unrealized gains (losses) on available-for-sale securities, net of taxes		27,164		(86,874)		(10,309)	(8,648)
Issuance of redeemable preferred stock and redeemable convertible preferred stock for net assets acquired		—		—		1,425,037	1,195,501

The accompanying notes are an integral part of these consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001, 2002 and 2003

1.	General Information and Summary of Significant Accounting Policies

Business

      Shinhan Financial Group Co., Ltd. is a financial holding company incorporated in the Republic of Korea (“Korea”) under the Financial Holding Company Act of Korea. Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”) engage in banking and a variety of related businesses to provide a wide range of financial services to corporations, governments, institutions and individuals.

      On September 1, 2001, the Group was formed through a business combination involving an exchange of the Group’s common stock with the former stockholders of Shinhan Bank (“Shinhan Bank”), Shinhan Capital Co., Ltd. (“Shinhan Capital”), Shinhan Securities Co., Ltd. (“Shinhan Securities”) and Shinhan Investment Trust Management Co., Ltd. (“Shinhan ITM”). The respective ratios of exchange for one share of Shinhan Bank, Shinhan Capital, Shinhan Securities and Shinhan ITM’s common stock into the Group’s common stock and the related number of shares of the Group’s common stock issued to the respective former stockholders are as follows:

		Number of
		Shares of the Group’s
		Common Stock
	Exchange Ratio	Issued

Shinhan Bank	1	275,182,814
Shinhan Capital	0.3048	4,877,424
Shinhan Securities	0.3594	8,570,322
Shinhan ITM	0.4642	3,713,632

      Upon formation of the Group, Shinhan Bank, Shinhan Capital, Shinhan Securities and Shinhan ITM became wholly-owned subsidiaries of the Group, and the former stockholders of Shinhan Bank, Shinhan Capital, Shinhan Securities and Shinhan ITM owned 94.13 percent, 1.67 percent, 2.93 percent and 1.27 percent of the Group, respectively, on September 1, 2001. The formation of the Group has been accounted for using the purchase method, with Shinhan Bank being the accounting acquirer. The consolidated financial statements of the Group prior to September 1, 2001 reflect the historical financial results of operations and financial position of Shinhan Bank as the predecessor entity.

      On August 19, 2003, the Group acquired 80.04% of the issued and outstanding common stock of Chohung Bank providing both retail and commercial banking services. Chohung Bank’s predecessor entity, Han Sung Bank, was founded as the nation’s first financial institution on February 19, 1897. On October 1, 1943, Chohung Bank became the new name of the combined entity subsequent to the merger between Han Sung Bank and Dong Il Bank, one of the nation’s oldest financial institutions which was founded on August 8, 1906. Subsequently, the Group acquired an additional 1.11% interest in Chohung Bank on December 30, 2003.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The principal subsidiaries of the Group at December 31 are as follows:

		Percentage of Ownership(1)
	Country of
	Incorporation	2001	2002	2003

Shinhan Bank	Korea	100%	100%	100%
Chohung Bank	Korea	—	—	81.15%
Shinhan Capital	Korea	100%	100%	100%
Shinhan Card Co., Ltd.	Korea	—	100%	100%
Jeju Bank	Korea	—	62.42%	62.42%
Good Morning Shinhan Securities Co., Ltd.(2)	Korea	—	60.47%	60.48%
Shinhan Securities(3)	Korea	100%	—	—
Shinhan ITM	Korea	100%	—	—

Notes:

(1)	Direct and indirect ownership are combined.

(2)	Shinhan Securities was merged into Good Morning Shinhan Securities Co., Ltd. in 2002.

(3)	All holdings are in the common stock of the respective subsidiaries.

      The Group is subject to the provisions of the Financial Holding Company Act of Korea. Shinhan Bank, Chohung Bank and Jeju Bank conduct operations in accordance with the provisions of the Bank Act of Korea, including their activities in the commercial banking business. Shinhan Bank, Chohung Bank and Jeju Bank also engage in the trust business subject to the Korean Trust Business Act and other relevant laws.

Risk and Uncertainties

      Since 2000, the Korean government has been lowering interest rates to stimulate the economy. In addition, the government attempted to stimulate the credit card market by deregulating card issuance and by providing tax benefits for card users. These efforts were successful in increasing consumption and resulted in significant growth in the number of credit card accounts and a general reliance on credit cards by consumers for both making purchases and as a source of funds to borrow. The stimulus led, however, to an oversupply of credit and poor asset quality, which caused increases in the level of bankruptcies, unemployment, a higher level of written-off loans, and higher levels of delinquencies related to consumer borrowings and small and medium enterprise borrowings. As a result, the Korean economy has been faced with severe contractions in private consumption. In addition, credit card companies including the Bank’s credit card operation have experienced serious liquidity issues and suffered substantial losses.

      Although economic conditions in Korea may improve and some of the trends and conditions noted above may reverse, the Bank and its customers may continue to be affected for the foreseeable future by certain adverse economic conditions in Korea and the countries on which Korea heavily depends its trades. If these conditions have an adverse effect on the Bank, adjustments to the carrying amount of its loans and investments could be required, and such adjustments could be material to the consolidated financial statements.

Use of Estimates

      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

loan losses, impairment of securities and deferred tax assets. Actual results could differ significantly from these estimates.

Basis of Presentation and Principles of Consolidation

      The consolidated financial statements, which have been prepared in conformity with US GAAP, include the accounts of the Group and its majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Operating results of companies purchased are included from the dates of the acquisition. Assets held in an agency or trust management capacities are not included in the consolidated financial statements. The Group accounts for investments in companies in which it owns voting or economic interest of 20 percent to 50 percent and for which it has significant influence over operating and financing decisions using the equity method of accounting. Investments in joint ventures, where the Group does not have unilateral control, are accounted for using the equity method of accounting. Investments in companies where the Group owns less than 20 percent and does not have the ability to exercise significant influence over operating and financing decisions are accounted for using the cost method of accounting. These investments are included in other assets and the Group’s share of income or loss is included in other noninterest income or other noninterest expenses.

      The Group includes in its consolidated financial statements the accounts of certain special purpose entities (“SPEs”) in which the Group is the sponsor and retains substantial risks and rewards in the SPEs pursuant to the Emerging Issues Task Force (“EITF”) Topic D-14, Transactions involving Special-Purpose Entities and the, EITF Issue No. 90-15, Impact of Nonsubstantive Lessors, Residual Value Guarantees, and Other Provisions in Leasing Transactions, as well as certain SPEs created after January 31, 2003 in which the Group is the primary beneficiary pursuant to the FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (“FIN 46”). See Notes 2 and 35 for further information related to the adoption of FIN 46.

Foreign Currency Translation

      Assets, liabilities and operations of foreign branches and subsidiaries are recorded based on the functional currency of each entity. For certain foreign operations, the functional currency is the local currency, in which case assets and liabilities are translated, for consolidation purposes, at current exchange rates from the local currency to the reporting currency, the Korean Won. Income and expenses are translated at the weighted-average exchange rate for the period. The resulting translation adjustments are reported as a component of accumulated other comprehensive income within stockholders’ equity on an after-tax basis.

      Foreign currency transactions executed by domestic Korean entities are accounted for at the exchange rates prevailing on the related transaction dates. Assets and liabilities denominated in foreign currencies are translated to Korean Won using period-end exchange rates, and income and expense items are translated using average rates for the relevant period. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income except for gains and losses arising from the translation of available-for-sale securities which are recorded as a component of accumulated other comprehensive income within stockholders’ equity on an after-tax basis.

Cash and Cash Equivalents

      For purposes of statements of cash flows, cash and cash equivalents include cash on hand, cash items in the process of collection and amounts due from banks, other financial institutions and the Bank of Korea (“BOK”), all of which have original maturities within 90 days.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Securities Purchased under Resale Agreements and Securities Sold under Repurchase Agreements

      Securities purchased under resale agreements and securities sold under repurchase agreements are treated as collateralized financing transactions and are carried in the consolidated balance sheets at the amount for which the securities will be subsequently resold or repurchased, plus accrued interest. Interest earned on resale agreements and interest incurred on repurchase agreements are reported as interest income and interest expense, respectively. The Group’s policy is to take possession of securities under agreements to resell. The fair value of the securities is monitored, and additional collateral may be obtained when considered appropriate to protect the Group against credit exposure.

Trading Assets and Liabilities

      The Group engages in trading activities for both its own account and on behalf of its customers. Trading assets and liabilities include securities and derivatives, and are carried at fair value, which is determined based upon quoted market prices, when available. When quoted market prices are not available, other pricing methods, such as pricing models, quoted prices of instruments with similar characteristics, discounted cash flows or the net asset value of the investee are used. Securities that are held principally for resale in the near term are recorded in the trading assets with changes in fair value recorded in earnings. Interest and dividends are included in net interest income. Trading instruments are carried at fair value on the trade date with changes in the fair value of trading positions recorded in earnings.

      Derivatives used for trading purposes include interest rate and foreign currency swaps, credit indexed contracts, options, caps and floors, warrants, futures and forwards, and commodity indexed deposits. Also included are derivatives intended to serve as economic hedges of risk that do not qualify for hedge accounting. The Group recognizes changes in the fair value of trading derivatives as they occur in net trading profits. Derivatives executed on behalf of customers are carried at fair value with changes in fair value recorded in earnings, and are classified as trading assets when there is a positive fair value and trading liabilities when there is a negative fair value.

Derivatives and Hedging Activities

      As part of its asset and liability management process, the Group uses various derivative instruments including interest rate and foreign currency swaps to manage various interest rate and foreign exchange exposures or modify interest rate characteristics of various balance sheet accounts.

      On January 1, 2001, the Group adopted the Statement of Financial Accounting Standards (“SFAS”) No. 133 (“SFAS No. 133”), Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, as well as certain derivative instruments embedded in other contracts, that are employed to manage risk outside of the Group’s trading activities.

      For a derivative to qualify for hedge accounting, the hedging relationship must be designated and formally documented at inception along with the particular risk management objective and strategy for the hedge, identification of the derivative used as the hedging instrument, the hedged item, the risk exposure being hedged, and the method of assessing hedge effectiveness. Derivatives used as hedges must be highly effective at reducing the risk associated with the exposure being hedged. The effectiveness of these hedging relationships is evaluated both prospectively and retrospectively at inception and on an on-going basis using quantitative measures of correlation.

      The short-cut method of hedge accounting assumes no ineffectiveness in a hedging relationship involving an interest rate swap and an interest-bearing asset or liability. The changes in the fair value or cash flows that are attributable to the risk being hedged will be completely offset at the hedge’s inception and on an ongoing basis. Determination of hedge effectiveness involves documenting the critical terms of the hedging instrument and the hedged item to support the continual application of hedge accounting.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      All derivatives, whether designated for hedging relationships or not, are required to be recorded on the balance sheets at fair value. If the derivative qualifies as a fair value hedge, in which derivatives hedge the fair value of assets, liabilities or firm commitments, changes in the fair value of the derivative and changes in the fair value of the hedged item attributable to the hedged risk are recognized together in earnings. The net amount, representing hedge ineffectiveness, is reflected in current earnings. The Group’s fair value hedges are mainly the hedges of available-for-sale securities, loans and fixed rate debt. If the derivative is designated as a cash flow hedge, in which derivatives hedge the variability of cash flows related to floating rate assets, liabilities or forecasted transactions, the effective portion of the change in the fair value of the derivative is recorded in other comprehensive income and recognized in the income statement when the hedged item affects earnings. The ineffective portion of cash flow hedges is immediately recognized in earnings. If hedge relationships are terminated, hedge designations are removed or forecasted transactions are no longer expected to occur, hedge accounting treatment will not be applied prospectively. The related hedging derivative is either terminated or transferred to the trading account.

      Derivatives entered into for nontrading purposes by the Group that do not qualify for hedge accounting treatment, or otherwise hedge accounting treatment is not applied are classified as trading assets and liabilities. Such nontrading derivatives include interest rate swaps and cross currency swaps that are entered to hedge interest rate and foreign exchange risks. Certain of these derivatives are intended to be effective as economic hedges, but do not qualify for hedge accounting, mainly attributed to not meeting hedge documentation requirements.

Securities

      Debt securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Trading securities are bought and held principally for the purpose of selling them in the near term. Securities not classified as held-to-maturity or trading, including equity securities with readily determinable fair values, are classified as available-for-sale securities and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

      Purchase premiums and discounts are recognized in interest income and expense using the effective interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses and are not permitted to be subsequently reversed. Gains and losses on the sale of debt securities and equity securities with readily determinable fair values are recorded on the trade date and are determined using the specific identification method and moving average method, respectively.

Other Investments

      The Group holds certain investments that are not within the scope of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Those investments are recorded as other assets in the balance sheets and are accounted for at cost, with any other-than-temporary impairment recorded as noninterest expenses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Interest-Bearing Deposits in Banks

      Interest-bearing deposits in banks maturing within one year are carried at cost.

Loans

      Loans are reported at the principal amount outstanding adjusted for the allowance for loan losses and deferred loan fees and origination costs. Interest on loans is accrued at the effective interest rate and credited to income based on the principal amount outstanding.

      The Group generally ceases the accrual of interest when principal or interest payments become one day past due. Any unpaid interest previously accrued on such loans is reversed from income, and thereafter interest is recognized only to the extent payments are received. In applying payments on delinquent loans, payments are applied first to delinquent interest, normal interest, and then to the loan balance until it is paid in full. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current.

      Interest accruals are continued for past-due loans collateralized by customer deposits.

      Securities received by the Group involving loans that are restructured or settled are recorded at the fair value of the security at the date of restructuring or settlement. Any difference between the security’s fair value and the net carrying amount of the loan is recorded as a charge-off or recovery, as appropriate, on the loan through the allowance for loan losses.

      Transfers of loans to third parties are accounted for as sales when control is surrendered to the transferee. The Group derecognizes the loans from the balance sheet including any related allowance, and recognizes all assets obtained, and liabilities incurred, including any recourse obligations to the transferee, at fair value. Any resulting gain or loss on the sales is recognized in earnings. Conversely, the Group only recognizes loans transferred from third parties on the balance sheet when the Group obtains control of the loans.

      The Group provides equipment financing to its customers through a variety of lease arrangements. Direct financing leases are carried at the aggregate of lease payments receivable plus estimated residual value of the leased property, less unearned income. Unearned income is recognized using the effective interest method.

Allowance for Loan Losses

      The Group’s allowance for loan losses is based upon management’s continuing review and evaluation of the loan portfolio and is management’s best estimate of probable losses that have been incurred as of the balance sheet date. The level of the allowance is based on an evaluation of the risk characteristics of the loan portfolio and considers factors such as past loss experience and the financial condition of the borrower. The allowance is increased by the provision for loan losses, which is charged against current period operating results and decreased by the amount of charge-offs, net of recoveries. The Group’s methodology for assessing the level of the allowance consists of two key elements, the specific allowance and the formula allowance.

      A specific allowance is estimated when a commercial loan is specifically identified as impaired. A commercial loan is considered impaired when, after consideration of current information and events, it is probable that the Group will be unable to collect all amounts, including principal and interest, according to the contractual terms of the loan. The Group considers the following types of loans to be impaired:

•	Loans classified as “substandard” or below according to asset classification guidelines of the Financial Supervisory Commission (“FSC”);

•	Loans that are 90 days or more past due; and

•	Loans which are “troubled debt restructurings” under US GAAP.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Once a loan is identified as impaired, management measures the impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. If the resulting value is less than the book value of the loan, a specific allowance is established for an amount equal to the difference. Any amounts deemed uncollectible are charged against the allowance for loan losses. Recoveries of previously charged-off amounts are credited to the allowance for loan losses. Impairment criteria are applied to the entire loan portfolio, exclusive of leases and smaller balance homogeneous loans such as residential mortgage, consumer loans and credit cards, which are evaluated collectively for impairment. Smaller balance commercial loans, managed on a portfolio basis, are also evaluated collectively for impairment.

      The allowance for smaller-balance loans is determined using several modeling tools, including a delinquency roll-rate model for credit cards, as well as a risk rating migration model for homogeneous pools of consumer and commercial loans. The loss factors developed through the use of such models are based on the Group’s historical loss experiences and may be adjusted for significant factors that, in management’s judgment, affect the collectibility of the portfolio as of the evaluation date.

      The Group charges off unsecured consumer loan amounts past due greater than 180 days and the amount deemed uncollectible on financing leases is charged off when past due greater than one year.

      The allowance for loan losses is re-established if loans are reacquired, at an amount measured as of the date of reacquisition. Any movement in the allowance in relation to these loans after reacquisition is included within the overall provision for loan losses during the year. The related specific allowance for loan losses is transferred as cost of the net book value of the loan as of the date of sale when non-performing loans are sold and derecognized from the balance sheet.

Allowance for Guarantees and Acceptances

      The Group analyzes its legally binding commitments for possible losses associated with such commitments. The Group reviews the ability of the counterparty of the underlying credit commitment to perform under the proposed commitment. If it is determined that a loss is probable and estimable, the Group will record a liability in a similar manner as if a loan was granted under the terms of the commitment. The allowance for guarantees and acceptances is reflected in other liabilities.

Deferred Loan Fees and Origination Costs

      The Group recognizes certain employee and other costs associated with originating loans as a yield adjustment over the life of the loan, net of any related fees received. These costs relate to direct loan origination activities performed by the Group which include evaluating the prospective borrower’s financial condition, recording guarantees, collateral and other security arrangements, negotiating loan terms, preparing and processing loan documents, and closing the transaction. All other lending related costs, including costs related to activities performed by the Group for advertising, soliciting potential borrowers, servicing existing loans, and other ancillary activities related to establishing and monitoring credit policies, supervision and administration, are expensed as incurred.

Foreclosed Assets

      Assets acquired through, or in lieu of, loan foreclosures are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, the assets are carried at the lower of their carrying amounts or fair values, less cost to sell, based on periodic valuation reviews performed by management. Revenues and expenses from operations and changes in the valuation allowance are included in other noninterest expenses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Securitizations and Retained Interests

      The Group transfers loans to SPEs, which in turn issue beneficial interests collateralized by such loans. These transactions have been accounted for as secured borrowings to the extent that the control over these loans has not been surrendered. The loans and securities collateralizing these borrowings are included as loans and available-for-sale securities in the Group’s consolidated balance sheet, and related beneficial interests issued are included in secured borrowings.

      The carrying amount of the assets transferred is allocated between the assets sold and the retained interests based on their relative fair values at the date of the transfer. A gain or loss is recorded in noninterest income or expense for the difference between the carrying amount and the fair value of the assets sold. Fair values are based on quoted market prices, quoted market prices for similar assets, or if market prices are not available, then the fair value is estimated using discounted cash flow analyses with assumptions for loan losses, prepayments and discount rates.

Premises and Equipment

      Buildings, equipment and furniture, leasehold improvements and operation lease assets are stated at cost less accumulated depreciation and amortization. Depreciation of buildings and operating lease assets is computed on a straight-line basis over the estimated useful lives of the assets, or the term of the lease, if shorter, in the case of leasehold improvements. Depreciation of equipment and furniture is computed on a declining balance basis over the useful lives of the assets. Gains or losses on disposals of premises and equipment are determined by reference to their carrying amounts. Maintenance and repairs are charged to expense as incurred.

      The Group capitalizes certain direct costs related to developing software for internal use, and amortizes such costs on a straight-line basis once the software is available for use in accordance with the Statements of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.

      The estimated useful lives of premises and equipment are as follows:

Buildings	40 years
Equipment and furniture	4 - 5 years
Leasehold improvements	5 years
Operating lease assets	3 - 5 years
Capitalized software costs	4 - 5 years

Goodwill and Other Intangible Assets

      Goodwill represents the excess of the cost of an acquired business in excess of the fair value of the net assets acquired. Other intangible assets represent purchased assets that also lack physical substance but can be distinguished from goodwill because of contractual or other legal rights, or because the asset is capable of being sold or exchanged either on its own or in connection with a related contract, asset, or liability. The Group adopted SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”) effective January 1, 2002. Prior to the effective date of SFAS No. 142, goodwill was amortized ratably over the estimated economic life. SFAS No. 142 does not permit the amortization of goodwill, rather it is tested at least annually for impairment. All other intangible assets, which have finite useful lives, are amortized over these periods, which range from 3 to 14 years on a straight-line basis. The Group did not have any goodwill or identifiable intangible assets prior to July 1, 2001.

      The Group’s finite-lived intangible assets are comprised of core deposit, credit card relationship, brokerage customer relationship and Korea Securities Finance Corporation (“KSFC”) deposit intangibles.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Core deposit intangibles represent the value of the funding provided by a base of acquired demand and savings accounts, which the Group can expect to maintain for an extended period of time because of generally stable customer relationships. Credit card relationship and brokerage customer relationship intangibles reflect the value of revenues to be derived from a base of acquired customer credit card and brokerage accounts’ activities, which the Group can expect to maintain for an extended period of time. KSFC deposit intangibles represent the positive spread realized on the differences between the interest rate paid to the customers and the interest rate earned on the deposit with KSFC, which the Group can expect to maintain for an extended period of time.

      The finite-lived intangibles are amortized using straight-line method over their estimated useful lives. The estimated weighted-average life of Jeju Bank’s core deposit intangibles, brokerage relationship intangibles, KSFC deposit intangibles and Chohung Bank’s core deposit intangibles and credit card relationship intangibles are approximately 9, 3, 3, 14 and 11 years, respectively on a straight-line basis, reflecting the run-off of economic value.

      The Group’s indefinite-lived intangible assets are composed of court deposit of Chohung Bank and KSFC borrowing. Court deposit intangible asset represent the value of the funding provided by a base of acquired court deposit accounts which the Group can expect to maintain for indefinite period because that court deposit has been maintained indefinitely once appointed by courts. KSFC borrowing represents the value of the low cost funding from KSFC compared to the next available funding source in the market, and the Group expect to benefit from the borrowing agreement indefinitely because that borrowing agreement lasts indefinitely in accordance with Securities and Exchange Law in Korea.

Impairment

      Impairment test for goodwill is carried out in two steps. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered to be not impaired; however, if the carrying amount of a reporting unit exceeds its fair value, an additional second procedure is performed. The additional procedure requires that the implied fair value of the reporting unit’s goodwill be compared with the carrying amount of the related goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. Goodwill is tested for impairment at least annually, or more frequently if warranted. Impairment test for indefinite-lived intangible assets is also carried out at least annually, or more frequently if warranted.

      Long-lived assets, including certain identifiable intangibles with finite-lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An estimate of undiscounted future cash flows produced by the asset, or the group of assets, is compared to the carrying value to determine whether impairment exists. If an asset is determined to be impaired, the loss is measured based on differences between the carrying value and quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows and fundamental analysis. The Group reports an asset to be disposed of at the lower of its carrying value or fair value less cost to sell.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Interest Expense

      Interest expense is recognized on an accrual basis.

Stock-Based Compensation

      The Group uses a fair value method of accounting for stock-based compensation provided to its employees and key executives. The Group values stock options issued based upon an option-pricing model, and recognizes this value as an expense, adjusted for forfeitures, over the period in which the options vest. See Note 27 for further information.

Commissions and Fees

      Commissions and fees from nontrust management include brokerage fees and commissions, and other fees and commissions. These fees are recognized over the period during which the related services are rendered.

Net Trust Management Fees

      The Group receives fees for its management of trust assets, which are recognized when earned. The Group is also entitled to receive performance-based fees for certain trust accounts. These fees, if earned, are recognized at the end of the performance period.

      In addition, the Group is liable to compensate trust account holders for losses incurred in certain trust accounts, subject to minimum return and principal guarantees. Such losses arising from the trusts underperforming the guaranteed level are accrued at the end of each applicable year when they are considered probable and reasonably estimable, and are included in net trust management fees.

Co-branding Credit Card Arrangements

      The Group has co-brand arrangements with certain vendors that entitle a cardholder to receive benefits, such as airline frequent-flyer points, based on purchases made with the card. These arrangements have remaining terms not exceeding 5 years. The Group makes monthly payments to the certain co-brand partners based on the volume of cardholders’ purchases and on the number of points awarded to cardholders, and to the other co-brand partners, based on the numbers of points used when cardholders use the points awarded. The probable amount of payments to the co-brand partners is estimated considering historical payment experience and is recorded in other liability.

Income Taxes

      There are two components of income tax expense, current and deferred. Current income tax expense approximates cash to be paid or refunded for taxes for the applicable period. Deferred tax assets and liabilities are recognized due to differences in the basis of assets and liabilities as measured by tax laws and their basis as reported in the financial statements. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods.

      Recognition of deferred tax assets is based on management’s belief that it is more likely than not that the tax benefit associated with certain temporary differences, tax operating loss carry forwards and tax credits will be realized. A valuation allowance is recorded for the amount of the deferred tax items for which it is more likely than not that realization will not occur.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Comprehensive Income

      The Group records unrealized gains and losses related to securities classified as available-for-sale and foreign currency translation adjustments in other comprehensive income (“OCI”) within stockholders’ equity. Unrealized gains and losses on securities classified as available-for-sale securities are reclassified into net income as the gains or losses are realized upon sale of the securities, or when unrealized losses are deemed to be other-than-temporary. Translation gains or losses on foreign currency translation adjustments are reclassified to net income upon sale or liquidation of investments in foreign operations.

Convenience Translation

      The Group operates primarily in Korea and its official accounting records are maintained in Korean Won. The US dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in US dollars at the rate of W 1,192: US$1, the United States Federal Reserve Bank of New York noon buying exchange rate in effect on December 31, 2003. The US dollar amounts are unaudited and are not presented in accordance with US GAAP, and should not be construed as the Korean Won amounts represent, or have been, or could be converted into US dollars at that or any other rate.

Reclassification

      Certain prior years financial statement amounts have been reclassified to conform to the current year presentation.

2.	Recent Accounting Pronouncements

      Effective July 1, 2001, the Group adopted SFAS No. 141, Business Combinations (“SFAS No. 141”). SFAS No. 141 requires that all business combinations initiated after June 30, 2001, be accounted for using the purchase method. Also under SFAS No. 141, identified intangible assets acquired in a purchase business combination must be separately valued and recognized on the balance sheet if they meet certain requirements.

      Effective January 1, 2002, the Group adopted SFAS No. 142, which establishes the accounting and reporting for intangible assets acquired individually or with a group of other assets, but not those acquired in a business combination, at acquisition. It also addresses the accounting and reporting for goodwill and other intangible assets subsequent to an acquisition. The adoption of SFAS No. 141 and SFAS No. 142 had a material effect on the consolidated financial statements as discussed more fully in Notes 3, 10 and 19.

      Effective January 1, 2002, the Group adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”) which superseded SFAS No. 121, Accounting for the Impairment of Long-Lived Assets to Be Disposed Of. SFAS No. 144 maintains the previous accounting for the impairment or disposal of long-lived assets, but also establishes more restrictive criteria that have to be met to classify such as “held for sale”. The adoption of SFAS No. 144 did not have a material effect on the consolidated financial statements.

      Effective October 1, 2002, the Group adopted SFAS No. 147, Acquisitions of Certain Financial Institutions (“SFAS No. 147”). SFAS No. 147 requires that business combinations involving depository financial institutions within its scope, except for combinations between mutual institutions, be accounted for under SFAS No. 141. Previously, generally accepted accounting principles for acquisitions of financial institutions provided for recognition of the excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset. Under SFAS No. 147, such excess is accounted for as goodwill. The impact of adopting SFAS No. 147 did not materially affect the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Effective July 1, 2003, the Group adopted SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS No. 149”). SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made: (a) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS No. 133, (b) in connection with other FASB projects dealing with financial instruments, and (c) regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an “underlying” and the characteristics of a derivative that contains financing components. The impact of adopting SFAS No. 149 did not materially affect the consolidated financial statements.

      In March 2004, the Staff of the United States Securities and Exchange Commission issued Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments (“SAB 105”). SAB 105 provides guidance on the initial recognition and measurement of loan commitments with respect to the origination of mortgage loans that will be held for sale, which meet the definition of a derivative under SFAS No. 133, as amended. The Group does not expect that the adoption of SAB 105 will have a material impact on the Group’s financial position or its results of operations.

      In May 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS No. 150”). SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or “mezzanine” equity, but now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the balance sheet. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The guidance in SFAS No. 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The impact of adopting SFAS No. 150 on the consolidated financial statements is described in Note 21.

      In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees (“FIN 45”). FIN 45 requires a guarantor to recognize a liability at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. Guarantees, as defined in FIN 45, include contracts that contingently require the Group to make payments to a guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of the guaranteed party, performance guarantees, indemnification agreements or indirect guarantees of indebtedness of others. This new accounting is effective for certain guarantees issued or modified after December 31, 2002. In addition, FIN 45 requires certain additional disclosures that are presented in Note 30. On January 1, 2003, the Group adopted FIN 45 and the impact of adopting FIN 45 did not materially affect the consolidated financial statements.

      In January 2003, the FASB issued FIN 46. FIN 46 provides a new framework for identifying variable interest entities (“VIEs”) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of VIEs in its consolidated financial statements. FIN 46 requires VIEs to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIEs’ activities or entitled to receive a majority of the entity’s residual returns, or both.

      The provisions of FIN 46 were applicable to variable interests in VIEs created after January 31, 2003. Variable interests in VIEs created before February 1, 2003, were originally subject to the provisions of FIN 46 no later than July 1, 2003. In October 2003, the FASB issued guidance that provided for a deferral of the effective date of applying FIN 46 to entities created before February 1, 2003, to no later than December 31, 2003. In addition, the deferral permitted a company to apply FIN 46 as of July 1, 2003, to some or all of the VIEs in which it held an interest, and the rest on December 31, 2003.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In December 2003, the FASB issued a revision to FIN 46 (“FIN 46R”), which clarifies and interprets certain of the provisions of FIN 46 without changing the basic accounting model in FIN 46. The provisions of FIN 46R are effective no later than March 31, 2004 for companies domiciled in the United States of America. However, companies domiciled in the United States of America must apply either FIN 46 or FIN 46R to those entities considered SPEs no later than December 31, 2003. As a Foreign Private Issuer (“FPI”), as defined in the United States Securities and Exchange Commission regulations, the Group prepares its consolidated financial statements in accordance with US GAAP on an annual basis. As a FPI, the Group must apply the provisions of FIN 46R to those entities considered SPEs on January 1, 2004, and to other entities no later than December 31, 2004. The Group is still in the process of analyzing and interpreting FIN 46R, and assessing the impact on its financial position and its operations. More information related to the adoption of FIN 46 and FIN 46R is presented in Note 35.

      In November 2003, the EITF reached a consensus on certain additional quantitative and qualitative disclosure requirements in connection with its deliberation of the Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments on the impairment model for available-for-sale and held-to-maturity securities under SFAS No. 115. The required disclosures are presented in Note 7.

3.	Business Changes and Developments

Formation of Shinhan Financial Group

      On September 1, 2001, the Group was formed through a business combination involving exchanges of the Group’s common stock with the former stockholders of Shinhan Bank, Shinhan Capital, Shinhan Securities and Shinhan ITM as discussed in Note 1.

      The fair value of the acquired net assets of Shinhan Capital, Shinhan Securities and Shinhan ITM amounted to 31,917 million Won, 253,880 million Won and 19,053 million Won, respectively. The acquired assets and liabilities of the Shinhan Capital, Shinhan Securities and Shinhan ITM were recorded at fair value, with the differences between the fair value of the net assets acquired and the purchase consideration representing goodwill or negative goodwill, as appropriate. With respect to the acquisitions of Shinhan Capital and Shinhan ITM, goodwill of 1,616 million Won and 2,432 million Won, respectively, was recognized. The acquisition of Shinhan Securities resulted in negative goodwill, which was initially allocated to the identifiable intangible assets, premises and equipment on a pro rata basis. After those asset balances were reduced to zero, the remaining unallocated negative goodwill in the amount of 63,811 million Won was recognized as an extraordinary gain. See Note 19 for further information related to the extraordinary gain.

Acquisition of Jeju Bank

      On April 4, 2002, the Group acquired 51.0 percent of the total outstanding common stock of Jeju Bank from the Korea Depository Insurance Corporation (“KDIC”). On July 5, 2002, the Group acquired additional common stock from Jeju Bank and increased its ownership to 62.4 percent. The total purchase price was approximately 42,935 million Won in cash. The acquisition of Jeju Bank was accounted for using the purchase method and has been reflected in the consolidated financial statements as of the acquisition date. The fair value of net assets acquired amounted to 68,628 million Won. Furthermore, an initial negative goodwill of 25,693 million Won was recognized, and allocated to the identifiable intangible assets, premises and equipment on a pro rata basis.

Acquisition of Good Morning Securities Co., Ltd. (“Good Morning Securities”)

      Between June 18, 2002 and July 9, 2002, the Group acquired 31.7 percent of the total outstanding common stock of Good Morning Securities for approximately 405,216 million Won in cash. Subsequently,

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Good Morning Securities acquired 360,499 million Won of its own stock as treasury stock, increasing the Group’s ownership in Good Morning Securities to 45.4 percent. On July 31, 2002, the Group contributed its 100 percent interest in Shinhan Securities to Good Morning Securities to obtain an additional 15.0 percent of ownership interest. The Group recognized a gain of 10,642 million Won on the sale of its 39.53 percent investment in Shinhan Securities. After the transaction, the Group effectively owned 60.47 percent of the combined entity, which changed its name to Good Morning Shinhan Securities Co., Ltd. (“Good Morning Shinhan Securities”). The aggregate fair value of net assets acquired amounted to 236,628 million Won. In connection with this acquisition, the Group recorded goodwill of 282,366 million Won. The goodwill was assigned to the brokerage and capital market units in the amounts of 244,736 million Won and 37,630 million Won, respectively. None of the amount is deductible for tax purpose.

Disposal of Shinhan ITM

      The Group sold 50.0 percent interest in its wholly-owned subsidiary, Shinhan ITM, to BNP Paribas, the largest shareholder of the Group, in October 2002. Subsequently, Shinhan ITM changed its name to Shinhan BNP Paribas Investment Trust Management Co., Ltd., and became an equity investee of the Group.

Acquisition of Chohung Bank (“Chohung Bank”)

      On August 19, 2003 (the “Closing Date”), the Group acquired from the KDIC 543,570,144 shares or 80.04% of the issued and outstanding common stock of Chohung Bank to achieve greater economies of scale in the Group’s banking operations, predominantly in its retail banking operations, as well as gaining an additional distribution channel for the Group’s various financial products offered by its subsidiaries. The acquisition was accounted for using the purchase method with the Group being the accounting acquirer.

      The consolidated financial statements of the Group for the year ended December 31, 2003 include the operations of Chohung Bank from September 1, 2003. The assets and liabilities of Chohung Bank were recorded at fair value, with the excess of the purchase consideration over the fair value of the net assets acquired, after allocating to identifiable intangible assets, recorded as goodwill. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (in millions of Won):

Cash and cash equivalents	W	900,552
Deposits		723,630
Call loans		1,322,150
Trading assets		1,617,579
Securities		6,651,839
Loans, net of allowance for loan losses		34,547,592
Premises and equipment, net		1,008,855
Other assets		4,144,543

Total assets		50,916,740

Due to depositors		33,076,845
Borrowings and debentures		12,671,215
Other liabilities		4,285,705
Minority interest at book value		11,675

Total liabilities		50,045,440

Fair value of net assets of Chohung Bank	W	871,300

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The allocation of the purchase consideration is as follows (in millions of Won):

Market value of consideration	W	2,325,038
Direct acquisition costs		28,423

Total purchase price	W	2,353,461	(1)

Allocation of purchase price:
Fair value of net assets of Chohung Bank	W	871,300
Core deposit		770,705
Court deposit		186,093
Credit card relationship intangible asset		184,092
Goodwill		341,271

Total purchase price	W	2,353,461

(1)	The total purchase price is approximately 2,353,461 million Won, which comprised of the following:

1.	Cash of 900,000 million Won;

2.	46,583,961 newly issued shares of the Group’s redeemable preferred stock (“RPS”) with an aggregate estimated fair value of 713,904 million Won;

3.	44,720,603 newly issued shares of the Group’s redeemable convertible preferred stock (“RCPS”) with an aggregate estimated fair value of 711,134 million Won; and

4.	Direct acquisition costs of 28,423 million Won.

      See Note 21 for more detailed information about the RPS and the RCPS.

      In addition, the Stock Purchase Agreement and the Investment Agreement (the “Agreements”) with KDIC to purchase 80.04% of Chohung Bank stipulates that the Group will pay KDIC certain contingent consideration, the amount of which is currently not determinable. The first element of contingent consideration, referred to as the Asset Indemnity, relates to reimbursement of 80.04% of future credit losses related to acquired assets. The second element of contingent consideration, referred to as the General Indemnity, relates to reimbursement of losses from certain preacquisition contingencies and any breach of representations and warranties of the Agreements. The third element of contingent consideration relates to a profit earn-out.

Asset Indemnity

      A payment of 652,284 million Won will be made to the KDIC on the second anniversary of the Closing Date. This amount will be reduced by an amount equal to 80.04% of certain future credit losses related to acquired corporate and credit card loans, including loans sold with recourse to Korea Asset Management Corporation (“KAMCO”), plus accrued interest, occurring between December 31, 2002 and the end of the last quarter before the second anniversary of the Closing Date. The amount of this payment is dependent upon future events and is not reasonably estimable.

General Indemnity

      A payment of 166,516 million Won will be paid to the KDIC on the second anniversary of the Closing Date. This amount will be reduced by losses incurred by the Group related to certain preacquisition contingencies occurring within the period commencing on the Closing date and ending on the second anniversary of the Closing Date, plus accrued interest. These losses include any settlement of contingencies that existed but were unknown prior to the Closing Date, losses from any breach of the representations and

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

warranties of the Agreement, and losses on certain loans sold with recourse not covered under the Asset Indemnity. The amount of this payment is dependent upon future events and is not reasonably estimable.

Profit Earn-out

      A profit earn-out amount equal to 20% of Chohung Bank’s excess consolidated net income for the years ended 2004, 2005, and 2006 in the aggregate, determined under Korean GAAP, in excess of 1.8 trillion Won. In the event that Chohung Bank’s operation is merged into that of Shinhan Bank’s, the net income used for the calculation for the year in which the two entities are merged would equal to the combined net income of Shinhan Bank and Chohung Bank for the two years prior to the merger.

      In accordance with the Agreement, KDIC also has the right to override the conversion schedule and convert all its RCPS in the event of a qualifying public offering of the Group’s common stock (“QPO”) provided that in no event can KDIC convert its RCPS within one year of the Closing Date. A QPO is defined as a public offering of the Group’s common stock that (i) is made to the public prior to December 11, 2004 exclusively for cash, (ii) has an aggregate offer price in excess of US$200 million, (iii) provides the Group with a public float in excess of US$1 billion immediately after the public offering, and (iv) has more than 100 institutional investors or qualified institutional buyers. In the event of a QPO, KDIC may convert all its RCPS into the Group’s common stock at a conversion ratio of 1:1. The Group agreed to pay KDIC the difference between 18,086 Won per share and 118% of the market price of its common stock at the date of a QPO conversion. Since it is not certain when, if at all, a QPO event will ever occur, this guarantee represents a contingent liability for the Group that cannot be determined and accrued for at the Closing Date.

      Pursuant to the terms of the Agreements, the Group is required to obtain the consent of KDIC, to the extent permitted under applicable law, to declare and pay dividends on the Group’s common stock in excess of 750 Won per share, representing 15% of par value (5,000 Won), if the Group’s net income as determined under Korean GAAP is below 800 billion Won in a given fiscal year and any of the RPS and the RCPS are outstanding.

      Core deposit intangible reflects the estimated fair value of the acquired demand deposits and savings accounts which the Group can expect to maintain for an extended period of time because of generally stable customer relationships. The core deposit intangible is amortized over its estimated useful life on a straight-line basis. The estimated weighted average life of the core deposit intangible is approximately 14 years. The fair value of this asset was based principally upon the estimates of (i) the funding benefits that these deposits provide relative to our alternative funding sources and (ii) the projected run-off of the related customer accounts.

      Credit card relationship intangible reflects the estimated fair value of the credit card relationships acquired from Chohung Bank from which the Group expects to derive future benefits over the estimated life of such relationships. The customer relationship intangible is amortized over its estimated useful life on a straight-line basis. The estimated weighted average life of the core deposit intangible is approximately 11 years. The fair value of this asset was based principally upon the estimates of (i) the profitability of the acquired accounts and (ii) the projected run-off of the acquired accounts.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following unaudited pro forma consolidated summary of operations presents information of the Group as if the acquisition of Chohung Bank had occurred on January 1, 2002 and 2003:

	2002		2003

	(Unaudited)		(Unaudited)

	(In millions of Won,
	except per share data)
Total interest and dividend income	W	7,553,453	W	8,228,929
Net income		571,649		46,306
Basic earnings per share		2,007		176
Diluted earnings per share		1,859		176

      These pro forma results are for illustrative purposes. They do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred as of January 1, 2002 or 2003, or the future results of operations of the Group.

4.	Restricted Cash

      The following table presents restricted cash at December 31:

	2002		2003

	(In millions of Won)
Reserve deposits with the BOK	W	750,063	W	2,407,401
Cash restricted for investment activities		504,126		1,038,879
Deposits with insurance companies		79,743		78,826
Other		31,426		136,891

Total restricted cash	W	1,365,358	W	3,661,997

      Reserve deposits with the BOK represent the amounts required under the Bank of Korea Act for payment of certificate of deposits, other time deposits and mutual installment deposits. Cash restricted for investment activities represents amounts that the Group is contractually restricted for lending purposes and is reserved solely for purposes of performing investment activities for its customers. Deposits with insurance companies are contractually restricted from being withdrawn prior to their maturities in 2004 and 2005.

5.	Call Loans and Securities Purchased under Resale Agreements

      Call loans and securities purchased under resale agreements, at their respective carrying values, consist of the following at December 31:

	2002		2003

	(In millions of Won)
Call loans	W	575,533	W	1,427,919
Securities purchased under resale agreements		—		470,300

Total call loans and securities purchased under resale agreements	W	575,533	W	1,898,219

      Call loans are short-term lending among banks and financial institutions, with maturities 30 days or less. Typically, call loans have maturities of one day.

      Interest income from call loans and securities purchased under resale agreements, which have been included in other interest income, amounted to 51,722 million Won, 41,461 million Won and 48,351 million Won during the years ended December 31, 2001, 2002 and 2003, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Trading Activities

      Trading assets, at fair value, consist of the following at December 31:

	2002		2003

	(In millions of Won)
Debt securities:
Korean Treasury and government agencies	W	346,199	W	1,152,257
Corporations		179,538		368,667
Mortgage-backed and asset-backed securities		—		39,854
Financial institutions		204,341		1,012,823
Equity securities		195,581		278,864
Derivative instruments:
Foreign exchange derivatives		68,712		212,082
Interest rate derivatives		55,162		163,312
Equity derivatives		15,398		145,042
Other trading assets — commodity indexed deposits		—		4,394

Total trading assets	W	1,064,931	W	3,377,295

      Trading liabilities, at fair value, consist of the following derivative financial instruments at December 31:

	2002		2003

	(In millions of Won)
Derivative instruments:
Foreign exchange derivatives	W	54,156	W	217,389
Interest rate derivatives		59,886		134,997
Equity derivatives		16,970		153,066
Credit derivatives		—		358
Other trading liabilities — commodity indexed deposits		—		7,251

Total trading liabilities	W	131,012	W	513,061

      The following represents trading profits (losses) for the years ended December 31:

	2001		2002		2003

	(In millions of Won)
Debt securities	W	(33,443)	W	8,365	W	(2,292)
Equity securities		27,740		(4,401)		35,025
Derivative instruments		12,769		84,063		38,905
Other trading activities — commodity indexed deposits		—		—		439

Net trading profits	W	7,066	W	88,027	W	72,077

      For the years ended December 31, 2001, 2002 and 2003, net unrealized losses on trading securities of 3,696 million Won, 18,888 million Won and 18,680 million Won, respectively, were included in net trading profits.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Securities

      The amortized costs and estimated fair values of the Group’s available-for-sale and held-to-maturity securities and the related unrealized gains and losses at December 31 are as follows:

	2002								2003

			Gross		Gross						Gross		Gross
	Amortized		Unrealized		Unrealized				Amortized		Unrealized		Unrealized
	Cost		Gains		Losses		Fair Value		Cost		Gains		Losses		Fair Value

	(In millions of Won)
Available-for-sale securities
Debt securities:
Korean Treasury and governmental agencies	W	2,181,307	W	49,596	W	1,360	W	2,229,543	W	8,984,274	W	43,333	W	46,088	W	8,981,519
Corporations		1,234,389		27,229		31,038		1,230,580		1,547,169		25,290		20,282		1,552,177
Financial institutions		2,077,089		31,586		6,093		2,102,582		5,975,412		40,139		17,113		5,998,438
Foreign governments		5,412		2,228		—		7,640		12,693		340		79		12,954
Mortgage-backed and asset-backed securities		678,953		6,764		373		685,344		1,118,834		1,570		1,567		1,118,837
Marketable equity securities		2,469,456		21,082		9,519		2,481,019		394,917		47,049		7,356		434,610

Total	W	8,646,606	W	138,485	W	48,383	W	8,736,708	W	18,033,299	W	157,721	W	92,485	W	18,098,535

Held-to-maturity securities
Debt securities:
Korean Treasury and governmental agencies	W	3,131,624	W	121,455	W	270	W	3,252,809	W	2,351,053	W	121,317	W	247	W	2,472,123
Corporations		439,270		15,360		382		454,248		364,689		11,589		121		376,157
Financial institutions		563,246		8,476		29		571,693		552,904		22,108		1,082		573,930
Mortgage-backed and asset-backed securities		273,537		5,573		—		279,110		336,164		2,853		17		339,000

Total	W	4,407,677	W	150,864	W	681	W	4,557,860	W	3,604,810	W	157,867	W	1,467	W	3,761,210

      The BOK is the central bank that establishes monetary policies for Korea. The Korea Development Bank (“KDB”) is owned and controlled by the Korean government. Of the total amounts listed above in financial institutions category at December 31, 2002 and 2003, the fair value of available-for-sale debt securities includes 1,304,866 million Won and 4,281,183 million Won, respectively, that were issued by BOK and KDB. Of the total amounts listed above in financial institutions category at December 31, 2002 and 2003, the amortized cost of held-to-maturity debt securities includes 210,853 million Won and 209,254 million Won, respectively, that were related to BOK and KDB.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Group has recognized impairment losses on available-for-sale and held-to-maturity securities, where decreases in value were deemed to be other-than-temporary during the years ended December 31:

	2001		2002		2003

	(In millions of Won)
Available-for-sale securities	W	18,377	W	41,427	W	125,249
Held-to-maturity securities		129		1,140		—

Total other-than-temporary impairment losses	W	18,506	W	42,567	W	125,249

      The following table presents the current fair value and the associated unrealized losses on investments in available-for-sale debt securities, marketable equity securities and held-to-maturity debt securities with unrealized losses at December 31, 2003. The table also discloses whether these securities have had unrealized losses for less than 12 months, or for 12 months or longer.

	Less than 12 Months				12 months or longer				Total

			Gross				Gross				Gross
			Unrealized				Unrealized				Unrealized
	Fair Value		Losses		Fair Value		Losses		Fair Value		Losses

	(In millions of Won)
Available-for-sale securities
Debt securities:
Korean Treasury and governmental agencies	W	6,116,405	W	(43,822)	W	230,748	W	(2,266)	W	6,347,153	W	(46,088)
Corporations		451,931		(9,044)		187,105		(11,238)		639,036		(20,282)
Financial institutions		3,009,320		(16,836)		14,153		(277)		3,023,473		(17,113)
Foreign governments		2,101		(79)		—		—		2,101		(79)
Mortgage-backed and asset-backed securities		337,152		(1,317)		29,736		(250)		366,888		(1,567)
Marketable equity securities		96,075		(7,356)		—		—		96,075		(7,356)

Total		10,012,984		(78,454)		461,742		(14,031)		10,474,726		(92,485)

Held-to-maturity securities
Debt securities:
Korean Treasury and governmental agencies		58,546		(120)		4,558		(127)		63,104		(247)
Corporations		28,299		(61)		15,511		(60)		43,810		(121)
Financial institutions		48,870		(1,082)		—		—		48,870		(1,082)
Mortgage-backed and asset-backed securities		10,090		(17)		—		—		10,090		(17)

Total		145,805		(1,280)		20,069		(187)		165,874		(1,467)

Total temporary impaired securities	W	10,158,789	W	(79,734)	W	481,811	W	(14,218)	W	10,640,600	W	(93,952)

      At December 31, 2003, the cost of debt and equity securities in a gross unrealized loss position exceeded their fair value by 92,485 million Won. The majority of debt securities that have been in a gross unrealized loss position for a year or more include Korean government agencies, corporate and financial institution debt securities dominated in US dollars. These debt securities were acquired between 1997 and 2003 and have maturities ranging from 2004 to 2013. The unrealized losses on these debt securities resulted mainly from changes in the foreign exchange rate environment in which the US dollars depreciated relative to the Korean Won. As the extent of the decline for each security is not substantial and unrelated to credit quality, the Group’s management believes that the losses are temporary in nature.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Factors considered in determining whether the declines in fair value of individual available-for-sale and held-to-maturity securities below their cost basis are other than temporary include the length of time and extent to which fair value is less than cost, the financial condition and near-term prospects of the issuer, and the Group’s intent and ability to hold the related security for a period of time sufficient to allow for any recovery in market value. Based on the Group’s review for impairment and consideration of the factors above, management has determined that the unrealized losses on the investments in debt and equity securities at December 31, 2003 are temporary in nature.

      Any deterioration in Korean economic conditions or specific situations of the issuers of the securities could adversely affect the fair value of securities held by the Group.

      Interest and dividends on securities are comprised of the following for the years ended December 31:

	2001		2002		2003

	(In millions of Won)
Interest income	W	963,403	W	747,332	W	923,222
Dividends		1,524		1,779		4,132

Total interest and dividend income	W	964,927	W	749,111	W	927,354

      For the years ended December 31, 2001, 2002 and 2003, proceeds from sales of available-for-sale securities amounted to 6,627,718 million Won, 10,554,089 million Won and 11,032,423 million Won, respectively. Gross realized gains amounted to 174,056 million Won, 268,958 million Won and 75,906 million Won for the years ended December 31, 2001, 2002 and 2003, respectively. Gross realized losses amounted to 58,271 million Won, 83,044 million Won and 78,456 million Won for the years ended December 31, 2001, 2002 and 2003, respectively.

      The amortized cost and estimated fair value of the Group’s available-for-sale and held-to-maturity debt securities at December 31, 2003 by contractual maturity are shown in the table below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-Sale				Held-to-Maturity
	Debt Securities				Debt Securities

	Amortized		Fair		Amortized		Fair
	Cost		Value		Cost		Value

	(In millions of Won)
Within 1 year	W	6,194,163	W	6,203,119	W	1,457,474	W	1,510,220
Over 1 year through 5 years		8,227,473		8,247,503		1,752,643		1,839,614
Over 5 years through 10 years		278,198		279,389		352,986		366,351
Over 10 years		2,907		2,992		7		11
Securities not due at a single maturity date		2,935,641		2,930,922		41,700		45,014

Total	W	17,638,382	W	17,663,925	W	3,604,810	W	3,761,210

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Loans

      The composition of the loan portfolio at December 31 is as follows:

	2002		2003

	(In millions of Won)
Commercial:
Commercial and industrial	W	15,800,896	W	35,616,698
Other commercial		9,351,818		17,377,842
Lease financing		635,871		1,091,330
Consumer:
Mortgage and home equity		11,539,104		20,517,109
Credit cards		2,762,961		6,112,409
Other consumer		4,961,738		14,579,758

Total loans, gross		45,052,388		95,295,146
Deferred loan origination costs		82,607		126,837

		45,134,995		95,421,983
Less: Allowance for loan losses		995,725		3,630,728

Total loans, net	W	44,139,270	W	91,791,255

      During 2002 and 2003, the Group received convertible debt securities having a fair market value of 1,356 million Won and 96,471 million Won, respectively, and equity securities having a fair market value of 24,510 million Won and 211,074 million Won, respectively, through the restructuring of 31 loans in 2002 and 35 loans in 2003, having an aggregate book value of 114,156 million Won in 2002 and 590,959 million Won in 2003. The Group recognized aggregate charge-offs of 88,290 million Won and 283,414 million Won related to these transactions during the years ended December 31, 2002 and 2003, respectively.

      Impaired loans are those on which the Group believes it is probable that it will not be able to collect all amounts due according to the contractual terms of the loan. The following table sets forth information about the Group’s impaired loans at December 31:

	2002		2003

	(In millions of Won)
Impaired loans with an allowance	W	1,131,412	W	3,113,325
Impaired loans without an allowance		131,498		374,711

Total impaired loans	W	1,262,910	W	3,488,036

Allowance for impaired loans	W	479,693	W	1,349,272
Average balance of impaired loans during the year	W	1,310,670	W	2,867,370
Interest income recognized on impaired loans	W	41,517	W	51,986

      Included in the above table are smaller balance commercial loans managed on a portfolio basis which have been collectively identified as impaired amounting to 176,508 million Won and 649,017 million Won at December 31, 2002 and 2003, respectively.

      Loans that are 14 days or less past due in case of commercial loans and 30 days or less past due in case of consumer loans are regarded as nonaccrual loans in a repayment grace period and the Group does not generally request borrowers with such past due loans to make immediate repayment of the outstanding principal balances and related accrued interest. At December 31, 2002 and 2003, nonaccrual loans, excluding

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the past due loans within the repayment grace period, totaled 1,210,091 million Won and 3,132,349 million Won, respectively.

      As discussed in Note 1, adverse economic conditions in the Korean economy may continue to have an adverse effect on the Groups’ debtors. The Group owns investment securities of and has loans outstanding to a number of Korean companies that have experienced financial difficulties. The ultimate collectibility of these amounts is subject to a number of factors, including the successful performance of the debtors under various restructuring plans in place or in process of negotiation and their ability to perform on loan and debt obligations given the status of the Korean economy and the potential continuation for the adverse trends or other unfavorable developments. Consequently, it is reasonably possible that adjustments could be made to the reserves for impaired loans and to the carrying amount of investments in the near term in amounts that may be material to the Group’s consolidated financial statements.

      The following table summarizes the changes in the allowance for loan losses and the allowance for guarantees and acceptances for the years ended December 31:

			2002						2003
			Guarantees and						Guarantees and
	Loans		Acceptances(1)		Total		Loans		Acceptances(1)		Total

	(In millions of Won)
Balance at beginning of the year	W	720,318	W	71,671	W	791,989	W	995,725	W	81,512	W	1,077,237
Provision for loan losses		236,219		—		236,219		1,011,366		—		1,011,366
Provision for guarantees and acceptances		—		9,841		9,841		—		(45,779)		(45,779)
Allowance relating to:
Acquisition of Chohung Bank		—		—		—		2,739,297		140,920		2,880,217
Loans reacquired from Korea Asset Management Corporation subject to recourse		64,957		—		64,957		31,831		—		31,831
Acquisition of Jeju Bank		20,413		—		20,413		—		—		—
Acquisition of Good Morning Securities		76,647		—		76,647		—		—		—
Disposal of Shinhan ITM		(25)		—		(25)		—		—		—

		161,992		—		161,992		2,771,128		140,920		2,912,048
Charge-offs		(216,587)		—		(216,587)		(1,395,907)		—		(1,395,907)
Recoveries		93,783		—		93,783		248,416		—		248,416

Balance at end of the year	W	995,725	W	81,512	W	1,077,237	W	3,630,728	W	176,653	W	3,807,381

Note:

(1)	The allowance for guarantees and acceptances is included in other liabilities.

      The Group originates direct financing leases on certain machinery, computers and various other equipment, automobiles and ships for customers in a variety of industries. Income attributable to these leases is initially recorded as unearned income and subsequently recognized as interest income, using the effective interest method, over the term of the leases. The terms of the leases are generally from 1 to 15 years. The

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

components of the net investment in direct financing leases at December 31, which are included in the respective loan balances, are as follows:

	2002		2003

	(In millions of Won)
Gross lease payments receivable	W	696,380	W	1,204,486
Estimated unguaranteed residual values		51,215		41,144
Unearned income		(111,724)		(154,300)

	W	635,871	W	1,091,330

      The scheduled maturities of net lease payments receivable at December 31 are as follows:

	(In millions of Won)

Years ending
2004	W	337,716
2005		262,403
2006		199,967
2007		108,242
2008		54,078
Thereafter		128,924

Total	W	1,091,330

9.	Premises and Equipment

      Premises and equipment at December 31 are as follows:

	2002		2003

	(In millions of Won)
Land	W	232,977	W	952,548
Building		441,828		750,115
Equipment and furniture		414,494		538,984
Capitalized software costs		41,499		97,568
Leasehold improvements		73,791		97,387
Construction in progress		160		2,093
Operating lease assets		110,702		147,147

Total premises and equipment, gross		1,315,451		2,585,842
Less: Accumulated depreciation and amortization		(487,013)		(583,118)

Total premises and equipment, net	W	828,438	W	2,002,724

      Depreciation expense on buildings, equipment and furniture, leasehold improvements and operating lease assets amounted to 59,769 million Won, 81,531 million Won and 163,211 million Won, and amortization expense on capitalized software costs amounted to 7,575 million Won, 9,765 million Won, and 28,669 million Won for the years ended December 31, 2001, 2002 and 2003, respectively. Accumulated depreciation on operating lease assets at December 31, 2001, 2002 and 2003 were 977 million Won, 17,435 million Won and 47,932 million Won, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Goodwill and Intangible Assets

      The Group recorded goodwill of 355,409 million Won and intangible assets consisting of core deposit intangible asset of 969,551 million Won and credit card relationship intangible asset of 186,645 million Won in connection with the acquisition of Chohung Bank in 2003. The Group recorded goodwill and intangible assets of 282,366 million Won and 80,429 million Won, respectively, in connection with the acquisition of Good Morning Securities and merger between Good Morning Securities and Shinhan Securities in 2002. The Group also recorded core deposit intangible assets of 5,004 million Won in connection with the acquisition of Jeju Bank in 2002. The Group did not have any goodwill prior to July 1, 2001.

      The changes in goodwill for the years ended December 31, 2003 and 2002 are as follows:

			Good
			Morning
	Chohung		Shinhan		Shinhan		Shinhan
	Bank		Securities		Capital		ITM		Total

	(In millions of Won)
Balance at January 1, 2002	W	—	W	—	W	1,616	W	2,432	W	4,048
Acquisition		—		282,366		—		—		282,366
Disposition		—		—		—		(2,432)		(2,432)
Impairment loss		—		(137,002)		—		—		(137,002)

Balance at December 31, 2002	W	—	W	145,364	W	1,616	W	—	W	146,980

Acquisition		355,409		—		—		—		355,409
Disposition		—		—		—		—		—
Impairment loss		—		—		—		—		—

Balance at December 31, 2003	W	355,409	W	145,364	W	1,616	W	—	W	502,389

      The changes in goodwill by reportable segment for the years ended December 31, 2003 and 2002 are as follows:

	Chohung Bank

					Treasury &				Other		Securities
	Retail		Corporate		International		Credit		Banking		Brokerage
	Banking		Banking		Business		Card		Services		Services		Other		Total

	(In millions of Won)
Balance at January 1, 2002	W	—	W	—	W	—	W	—	W	—	W	—	W	4,048	W	4,048
Acquisition		—		—		—		—		—		244,735		37,631		282,366
Disposition		—		—		—		—		—		—		(2,432)		(2,432)
Impairment loss		—		—		—		—		—		(115,450)		(21,552)		(137,002)

Balance at December 31, 2002	W	—	W	—	W	—	W	—	W	—	W	129,285	W	17,695	W	146,980

Acquisition		223,200		32,345		20,489		51,500		5,439		—		22,436		355,409
Disposition		—		—		—		—		—		—		—		—
Impairment loss		—		—		—		—		—		—		—		—

Balance at December 31, 2003	W	223,200	W	32,345	W	20,489	W	51,500	W	5,439	W	129,285	W	40,131	W	502,389

      The Group has allocated the goodwill resulting from its acquisition of Chohung Bank to the reporting units based on their relative fair values as of the acquisition date. The fair values of the reporting units are determined using a discounted cash flow model. The discounted cash flows were calculated by taking the net

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

present value of estimated cash flows using a combination of historical results, estimated future cash flows, and other factors. We have used our internal forecasts to estimate future cash flows and actual results may differ from forecasted results. We believe that this methodology provides a reasonable means to determine fair values. Cash flows are discounted using a discount rate based on a weighted average cost of capital resulting in a range of 11.52 percent to 16.12 percent. Weighted average cost of capital is determined using the long-term U.S. Treasury rate adjusted for country risk, estimated required market returns and risk/return rates for companies in similar industries of the respective reporting unit. The reporting units utilized for this test were those that are identified as business segments in Note 33 or one level below those business segments.

      The uncertainties in the global and Korean economies have had a negative impact on the Korean financial market. The sharp decline in the market trading volume and the profitability margins on proprietary trading in the second half of the year 2002 have significantly decreased Good Morning Shinhan Securities’ brokerage commission income and its trading profit, the main income streams of its respective units. The Group promptly reassessed all key assumptions underlying goodwill valuation, including those relating to short-term and long-term growth rates, profitability margins, and projected market share. As a result of the analysis, the Group determined that impairment charges of 115,450 million Won and 21,552 million Won were necessary related to goodwill recorded in connection with the acquisition of Good Morning Shinhan Securities’ brokerage and capital market units because the fair value of each reporting unit was less than the book value of the respective unit at December 31, 2002. The impairment charge was measured based on the difference between the implied fair value and the carrying amount of the goodwill in each respective reporting unit.

      Our evaluations for impairment of the carrying value of goodwill for the year ended December 31, 2003 indicated that none of our goodwill was impaired.

      The intangible assets consist of the following at December 31:

	2002						2003

	Gross				Net		Gross				Net
	Carrying		Accumulated		Carrying		Carrying		Accumulated		Carrying
	Amount		Amortization		Amount		Amount		Amortization		Amount

	(In millions of Won)
Core deposit of Jeju Bank	W	5,004	W	(443)	W	4,561	W	5,004	W	(1,046)	W	3,958
Brokerage customer relationship		68,327		(11,725)		56,602		68,327		(37,536)		30,791
KSFC deposit		10,779		(1,744)		9,035		10,779		(5,931)		4,848
Core deposit of Chohung Bank		—		—		—		781,393		(18,956)		762,437
Credit card relationship of Chohung Bank		—		—		—		186,645		(5,579)		181,066

Total intangible assets subject to amortization	W	84,110	W	(13,912)	W	70,198	W	1,052,148	W	(69,048)	W	983,100

KSFC borrowing	W	2,293	W	—	W	2,293	W	2,293	W	—	W	2,293
Court deposit of Chohung Bank		—		—		—		188,158		—		188,158

Total indefinite-lived intangible assets		2,293		—		2,293		190,451		—		190,451

Total intangible assets	W	86,403	W	(13,912)	W	72,491	W	1,242,599	W	(69,048)	W	1,173,551

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Amortization expense on intangible assets was 970 million Won, 12,942 million Won and 55,136 million Won during the years ended December 31, 2001, 2002 and 2003, respectively.

      Estimated aggregate amortization expense on intangible assets subject to amortization for the years ending December 31 are as follows:

	(In millions of Won)

Years ending
2004	W	103,177
2005		80,653
2006		77,487
2007		75,146
2008		74,903
Thereafter		571,734

Total	W	983,100

      Our evaluations for impairment of the carrying value of indefinite-lived intangible assets for the year ended December 31, 2003 indicated that none of our indefinite-lived intangible assets was impaired.

11.     Other Assets

      Other assets consist of the following at December 31:

	2002		2003

	(In millions of Won)
Accrued interest and dividends receivable	W	425,565	W	631,007
Receivables for foreign exchange spot contracts		381,867		940,285
Accounts receivable		205,266		554,408
Accrued income		129,790		164,331
Deferred tax assets		257,677		1,152,620
Other investments		196,520		1,060,476
Prepaid expenses		27,188		33,524
Others		23,721		65,073

Total other assets	W	1,647,594	W	4,601,724

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Deposits

      Deposits at December 31 are as follows:

	2002			2003

			Weighted-			Weighted-
			Average			Average
			Interest			Interest
	Balance		Rate	Balance		Rate

	(In millions of Won, except percentages)
Interest-bearing deposits
Interest-bearing demand deposits	W	639,954	1.39%	W	6,863,834	1.39%
Savings deposits		10,561,867	1.85%		24,558,760	1.46%
Certificate of deposit accounts		2,781,649	4.90%		7,069,321	4.44%
Other time deposits		20,119,228	4.91%		40,999,776	4.19%
Mutual installment deposits		1,783,361	6.07%		2,669,248	5.36%

		35,886,059	4.05%		82,160,939	3.31%

Noninterest-bearing deposits
Demand accounts		1,162,528	—		1,328,203	—

Total deposits	W	37,048,587	3.93%	W	83,489,142	3.25%

      Interest-bearing demand deposits at December 31, 2003 primarily represents court related deposits held at Chohung Bank.

      Other time deposits include premium accounts for top customers, tax savings accounts for high net worth customers and savings accounts for household financing and foreign currency deposits.

      Mutual installment deposits enable customers to become eligible for mortgage and other consumer loans as well as corporate loans while maintaining an account with the Group.

      The contractual maturities of certificate of deposits, other time deposits and mutual installment deposits at December 31 are as follows:

	(In millions of Won)

Years Ending
2004	W	44,332,703
2005		3,201,698
2006		1,702,190
2007		625,481
2008		292,420
Thereafter		583,853

Total	W	50,738,345

      The KDIC provides deposit insurance up to a total of 50 million Won per depositor in each bank pursuant to the Depositor Protection Act for deposits due after January 1, 2001, regardless of the placement date of deposit.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	Short-Term Borrowings

      Short-term borrowings consist of borrowed funds with original maturities of less than one year at December 31:

	2002			2003

			Weighted-			Weighted-
			Average			Average
			Interest			Interest
	Balance		Rate	Balance		Rate

	(In millions of Won, except percentages)
Borrowings from the BOK	W	333,908	2.34%	W	1,963,755	2.41%
Borrowings in foreign currencies		4,067,622	2.49%		5,318,558	1.26%
Borrowings from trust account		375,212	4.40%		868,569	4.28%
Call money		150,508	3.96%		179,279	3.55%
Other borrowings(1)		2,067,346	5.66%		2,874,578	5.72%

Total short-term borrowings	W	6,994,596		W	11,204,739

Note:

(1)	The majority of other borrowings relate to borrowings from other financial institutions.

      Total interest expense on short-term borrowings amounted to 338,504 million Won, 252,912 million Won and 315,116 million Won, of which 48,202 million Won, 58,126 million Won and 63,789 million Won, respectively, related to call money, during 2001, 2002 and 2003, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Secured Borrowings

      A summary of the secured borrowings and relevant collateral at carrying values at December 31 is as follows:

		2002						2003

		Secured		Collateral				Secured		Collateral
	Maturity	Borrowings		Loans(1)		Securities		Borrowings		Loans(1)		Securities

	(In millions of Won)
Shinhan 1st Securitization Specialty L.L.C.	2004	W	142,100	W	240,600	W	—	W	12,100	W	—	W	5,283
6.57%-15.00% collateralized bond obligation
Shinhan 2nd Securitization Specialty L.L.C.	2011		69,360		28,866		4,801		25,725		25,097		5,798
7.85%-25.00% collateralized bond obligation
Shinhan 3rd Securitization Specialty L.L.C.	2006		170,000		170,000		—		—		—		—
7.00%-9.20% collateralized bond obligation
Shinhan 4th Securitization Specialty L.L.C.	2011		23,830		40,357		891		250		29,469		7,022
20.00% collateralized bond obligation
Sprout I ABS Specialty Co., Ltd.	2013		—		—		—		772,940		787,848		—
29% collateralized bond obligation
Shinhan Fun and Joy 2nd Securitization Specialty L.L.C.	2008		—		—		—		49,827		343		—
4.27%-5.60% collateralized bond obligation
Good & Secure Co., Ltd.	2004		—		—		—		81,521		—		95,927
4.70%-5.38% Asset-Backed Commercial Papers
Goldwing Co., Ltd.	2004		—		—		—		332,050		95,000		315,000
4.10%-5.45% Asset-Backed Commercial Papers
Shinhan Card 2003-1 Securitization Specialty L.L.C.	2009		—		—		—		406,086		784,728		—
1M EURO-Libor+spread collateralized bond obligation
CHB NPL 1st ABS Specialty Co., Ltd	2004		—		—		—		81,867		267,433		17,021
5.9%-7.16% collateralized bond obligation
CSC 1st Securitization Specialty L.L.C.	2005		—		—		—		99,700		—		100,135
4.52% collateralized bond obligation
Other secured borrowings	2004-2015		—		—		—		28,521		49,290		4,720
1%-15.37% collateralized bond obligation
Securities sold under repurchase agreements	2004		4,300,609		—		4,643,759		4,425,673		—		6,421,404
1.53%-15.60%

Total secured borrowings		W	4,705,899	W	479,823	W	4,649,451	W	6,316,260	W	2,039,208	W	6,972,310

Notes:

(1)	Before carrying amounts, exclusive of the related specific allowance for loan losses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Long-Term Debt

      The following table is a summary of long-term debt at December 31:

	Interest
	Rates (%)	Maturity	2002		2003

	(In millions of Won)
Senior
Won-denominated
Notes payable to the Small Business Corporation	2.00 – 6.00	2016	W	265,735	W	364,884
Notes payable to the Industrial Bank of Korea	—	—		135,259		—
Notes payable to the Institute of Information Technology Assessment	0.95 – 6.25	2008		131,198		96,122
Notes payable to the Korea Energy Management Corporation	2.00 – 6.00	2016		—		103,724
Notes payable to other Korean government funds	3.00 – 6.00	2013		345,883		228,077
Fixed and floating rate debentures(1)(2)	3.93 – 11.95	2010		5,541,329		13,608,065
Other notes payable	1.59 – 4.00	2008		50,000		640,310

Subtotal				6,469,404		15,041,182
Foreign-denominated
Floating rate debentures(1)	1.59 – 4.00	2008		469,415		1,554,693
	4.95 –
Other floating rate notes payable(1)	6M Libor + 0.72	2005		77,269		16,991

Subtotal				546,684		1,571,684

Total senior debt				7,016,088		16,612,866
Subordinated
Won-denominated
Fixed rate debentures to insurance companies	—	—		450,000		—
Hybrid bond(3)	7.80	2033		—		272,564
Other fixed rate debentures(4)	5.58 – 14.45	2009		1,093,597		3,040,292
Notes payable to insurance companies	—	—		70,000		—

Subtotal				1,613,597		3,312,856
Foreign-denominated
Floating rate debentures(1)	6.25	2013		—		250

Total subordinated debt				1,613,597		3,313,106
Redeemable preferred stock(5)
Series 1 Redeemable preferred stock	4.04	2006		—		153,336
Series 2 Redeemable preferred stock	4.04	2007		—		148,167
Series 3 Redeemable preferred stock	4.04	2008		—		143,386
Series 4 Redeemable preferred stock	4.04	2009		—		138,962
Series 5 Redeemable preferred stock	4.04	2010		—		134,871

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Interest
	Rates (%)	Maturity	2002		2003

	(In millions of Won)
Series 6 Redeemable preferred stock	7.00	2006		—		506,652
Series 7 Redeemable preferred stock	7.46	2008		—		354,318
Series 8 Redeemable preferred stock	7.86	2010		—		9,869

Total redeemable preferred stock				—		1,589,561

Long-term debt, gross				8,629,685		21,515,533
Less: unamortized discounts				(395,033)		(297,825)

Long-term debt, net			W	8,234,652	W	21,217,708

Notes:

(1)	Interest rates on floating rate debt are those rates in effect at December 31, 2003.

(2)	Majority of these debentures are miscellaneous bank borrowings from individual lenders.

(3)	The Bank has a call option that can be exercised 5 years after the issuance date, or earlier with the approval of the Financial Supervisory Service. It matures in 30 years from the issuance date, but may be extended by the Bank at any time.

(4)	Majority of these debentures are miscellaneous bank borrowings from corporate lenders and Korean governmental entities.

(5)	See Note 21 for the terms of the RPS.

      Long-term debt is denominated predominately in Korean Won, US dollars, or Japanese Yen with both fixed and floating interest rates. Floating rates are generally determined periodically by formulas based on certain money market rates tied to the six-month London Interbank Offered Rate (LIBOR) or the monthly Public Fund Prime Rate published by the Korean government, and are reset on a monthly, quarterly or semi-annual basis. The weighted-average interest rate for long-term debt was 6.32 percent and 5.12 percent at December 31, 2002 and 2003, respectively. Certain long-term debt agreements contain cross-default provisions and accelerating clauses for early termination in the event of default.

      The aggregate amount of long-term debt by contractual maturities at December 31 is as follows:

Years Ending	(In millions of Won)

2004	W	8,217,512
2005		3,665,378
2006		3,259,873
2007		1,045,136
2008		2,390,789
Thereafter		2,936,845

Long-term debt, gross		21,515,533
Less: Unamortized discount		(297,825)

Long-term debt, net	W	21,217,708

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	Accrued Expenses and Other Liabilities

      Accrued expenses and other liabilities at December 31 are comprised of the following:

	2002		2003

	(In millions of Won)
Accrued interest and dividend payables	W	1,079,269	W	1,716,234
Payables for foreign exchange spot contracts		381,360		940,215
Accrued severance benefits		159,416		205,768
Accrued expenses		22,994		72,095
Accounts payable		230,760		623,888
Unearned income		86,802		162,680
Income tax payable		164,782		117,370
Withholding value-added tax and other taxes		75,432		83,112
Deferred tax liabilities		119,898		465,648
Guarantee deposits received		155,524		259,948
Due to agencies		200,442		1,008,097
Allowance for losses on guarantees and acceptances		81,512		176,653
Utility bill payments received on behalf of government		169,757		419,386
Other		265,017		303,494

Total accrued expenses and other liabilities	W	3,192,965	W	6,554,588

17.	Commissions and Fees

      Details of commissions and fees from nontrust management activities for the years ended December 31 are as follows:

	2001		2002		2003

	(In millions of Won)
Brokerage fees and commissions	W	42,406	W	170,160	W	260,412
Other fees and commissions:
Credit card fees		93,904		122,038		255,775
Commissions received on remittance		36,067		40,878		59,685
Commissions received on import and export letters of credit		31,045		34,816		51,166
Financial guarantee fees		11,739		10,459		9,102
Commissions received in foreign exchange activities		15,624		17,671		30,273
Commission received as agency		3,008		2,966		5,987
Commission received as electronic charge receipt		9,169		13,396		42,583
Commission received as early repayment		11,670		27,452		36,350
Other fees		15,225		34,059		89,136

Total other fees and commissions		227,451		303,735		580,057

Total commissions and fees from nontrust management	W	269,857	W	473,895	W	840,469

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	Other Noninterest Income and Other Noninterest Expenses

      Components of other noninterest income for the years ended December 31 are as follows:

	2001		2002		2003

	(In millions of Won)
Net gain on foreign exchange spot contracts	W	81,043	W	110,667	W	91,337
Gain on disposal of premises and equipment		113		1,013		22,609
Income from operating leases		1,689		22,913		39,922
Rental income		6,981		8,077		11,924
Extinguished prescription of deposits		5,187		5,106		16,053
Gain in other investments		638		21,099		27,527
Other		27,417		34,243		65,250

Total other noninterest income	W	123,068	W	203,118	W	274,622

      Components of other noninterest expenses for the years ended December 31 are as follows:

	2001		2002		2003

	(In millions of Won)
Miscellaneous taxes	W	26,461	W	75,748	W	61,844
Loss on disposal of premises and equipment		4,587		11,487		8,670
Loss on disposal of other real estate		38,777		5,556		3,199
Other fees and commissions		84,813		81,525		250,483
Other		17,134		43,520		139,771

Total other noninterest expenses	W	171,772	W	217,836	W	463,967

19.     Extraordinary Gain

      On September 1, 2001, the Group acquired the remaining 85.72% of the outstanding common shares of Shinhan Securities that the Group did not already own. The exchange ratio was 0.3594 share of Shinhan Securities common stock into one share of the Group’s common stock based on the relative stock price of the Group’s common stock to the common stock of Shinhan Securities. The exchange ratio was approved by the shareholders of the Group and Shinhan Securities on August 9, 2001. The acquisition was accounted for using the purchase method.

      The purchase price for the outstanding shares of Shinhan Securities was approximately 95,088 million Won based on the fair value of our common stock at June 29, 2001, the merger agreement and announcement date. The fair value of 85.72% of net assets acquired was 253,879 million Won. The excess of the fair value of the net assets acquired over the purchase consideration resulted in a negative goodwill of 158,791 million Won.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes the 85.72% of the estimated fair values of assets and liabilities of Shinhan Securities at the date of acquisition:

	(In millions of Won)

Cash and cash equivalents	W	52,290
Deposits		153,970
Call loans		3,600
Trading assets		171,527
Securities		10,072
Loans, net of allowance for loan losses		17,083
Other non-allocable assets(1)		66,809

Total non-allocable assets		475,351

Premises and equipment		47,824
Intangible assets:
Brokerage customer relationship		43,355
Other		3,801

Total assets		570,331

Due to depositors		166,797
Borrowings and debentures		118,702
Other liabilities		30,953

Total liabilities		316,452

Fair value of 85.72% of net assets	W	253,879

Note:

(1)	Other non-allocable assets primarily include deferred tax assets, security deposits, and other current assets.

      Pursuant to SFAS No. 141, the Group recognized 63,811 million Won of extraordinary gain for the year ended December 31, 2001, which is the excess negative goodwill after allocation to premises and equipment, brokerage customer relationship and other intangible assets.

20.     Common Stock

Issuances of Common Stock

      As of December 31, 2003, the Group had 294,401,300 shares of common stock issued and 264,527,941 shares of common stock outstanding. On September 16, 2003, the Group listed its shares on the New York Stock Exchange (“NYSE”) and transferred its global depository shares listed on the Luxembourg Stock Exchange to the NYSE as the American depository shares.

      The Group is authorized to issue bonds with stock purchase warrants to nonstockholders up to total par value of 1,000,000 million Won. At December 3, 2003, the Group redeemed all of bonds with stock purchase warrants outstanding.

      The holders of bonds with stock purchase warrants exercised their rights to purchase 16,933 and 176,110 shares of the Group’s common stock during 2002 and 2003, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Treasury Stock

      The Korean Commercial Law requires companies involved in business combination transactions to obtain the approval of the acquiring company’s stockholders and to provide an opportunity for dissenting stockholders to exercise appraisal rights. Upon exercise of the appraisal rights, these companies would be required to purchase stocks from those stockholders at a predetermined price.

      During the formation of the Group in 2001, Shinhan Bank, Shinhan Capital and Shinhan Securities purchased 3,376,216 shares, 429 shares and 99,468 shares of their respective common stock from dissenting stockholders. These shares were subsequently exchanged to the Group’s common stock and became the Group’s treasury stock. In addition, as part of the formation, the Group issued 38,958,609 shares, 971,964 shares and 1,624,821 shares of its common stock in exchange for all the existing treasury stock of Shinhan Bank, Shinhan Capital and Shinhan Securities, respectively.

      Prior to the formation of the Group, the Bank owned 4,800,000 shares, 3,400,743 shares and 1,000,000 shares of Shinhan Capital, Shinhan Securities and Shinhan ITM, respectively. Shinhan Securities also owned 3,400,000 shares of Shinhan ITM’s common stock. As part of the formation, these shares were also exchanged to the Group’s common stock, which subsequently became the treasury stock of the Group.

      Subsequent to the formation of the Group, on December 14, 2001, 11,693,767 shares of the Group’s treasury stock were reissued at 13,288 Won per share to BNP Paribas who owns 4.0 percent of the Group’s outstanding common stock.

21.     Redeemable Preferred Stock

      Under the decision of FSC in accordance with the Act Concerning the Structural Improvement of the Financial Industry, the Bank took over certain assets, including loans classified as normal or special mentioned, and assumed substantially all of the liabilities of Donghwa Bank in 1998. On December 28, 1998, the Bank issued 58.5 million shares of noncumulative, nonparticipating 1 percent redeemable preferred stock with a par value of 5,000 Won to KDIC in exchange for KDIC marketable, noncallable bonds having a face amount of 292,500 million Won. The issuance of the redeemable preferred stock and the purchase of the bonds from KDIC were effected to improve the FSC capital adequacy ratio after the purchase and assumption arrangement related to Donghwa Bank.

      The KDIC bonds are guaranteed by the Korean government and were scheduled to mature in March 2004. Interest on the bonds is paid quarterly and principal is payable in full at maturity. The KDIC bonds bear interest of 1 percent per annum, and the preferred stock is subject to a noncumulative dividend of 1 percent. The preferred stock is redeemable pursuant to a set redemption schedule. Preferred stock that is not redeemed at the scheduled redemption date is subject to an increased dividend rate equal to the current market rate of the KDIC bonds at such date.

      In August 2001, the Bank repurchased all of the preferred stock prior to the formation of the Group. In connection with these redemptions, KDIC redeemed all of the bonds issued to the Bank. As of December 31, 2001, there were no remaining preferred stock or bonds outstanding. Interest income on the bonds was netted against the dividends declared on the preferred stock, resulting in no net effect on operations or retained earnings in 2001.

      In August 2003, in connection with the acquisition of Chohung Bank, the Group issued 46,583,961 shares of RPS, par value of 5,000 Won per share, with an aggregate estimated fair value of 713,904 million Won and 44,720,603 shares of RCPS, par value of 5,000 Won per share, with an aggregate estimated fair value of 711,134 million Won to KDIC, as well as 6,000,000 shares of RPS, par value of 5,000 Won per share, with an aggregate estimated fair value of 885,980 million Won to Strider ABS Specialty Co., Ltd. (“Strider”), a SPE established by the Group. See Note 35 for more information on Strider.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The RPS were issued in five series (Series 1 to 5) to KDIC and in three series (Series 6 to 8) to Strider on August 19, 2003, redeemable over seven years after the issue date. If there is any RPS outstanding on the last day of the redemption period (“RPS Final Redemption Date”), the Group will be obligated to redeem all outstanding RPS to the extent that distributable profits are available for such purchase. In the event that the Group does not have sufficient distributable profits to redeem all outstanding RPS on the RPS Final Redemption Date, the RPS will remain outstanding until sufficient distributable profits are available. The Group may, at its option, elect to redeem all or part of the outstanding RPS at any time during the redemption period. The holder of RPS will not have any voting rights, unless dividends on the RPS are not distributed in any given year, in which case, each share of RPS will be given one voting right. The Group may redeem the RPS from KDIC and Strider at 18,086 Won and 150,000 Won per share, respectively.

      The dividends on the RPS are cumulative and non-participating on dividends on the common stock of the Group, and the stated dividend rates are as follows:

RPS issued to KDIC	4.04%
RPS issued to Strider:
Series 6	7.00%
Series 7	7.46%
Series 8	7.86%

      The RPS are recorded at fair value as determined by the present value of its future cash dividend payments and repayment provisions, and are classified as long-term debt on the Group’s consolidated balance sheet as of December 31, 2003 pursuant to SFAS No. 150.

      The Series 9 RCPS were issued to KDIC on August 19, 2003, redeemable at any time after the fourth anniversary date of the issue date and from time to time until the fifth anniversary date of the issue date. If there is any RCPS outstanding on the last day of the redemption period (“RCPS Final Redemption Date”), the Group is obligated to redeem the outstanding RCPS to the extent that distributable profits are available for the purchase. In the event that the Group does not have sufficient distributable profits to redeem all outstanding RCPS on the RCPS Final Redemption Date, the RCPS will remain outstanding until sufficient distributable profits are available. The Group may, at its option, elect to redeem all or part of the any outstanding RCPS at any time during the redemption period. KDIC may convert the RCPS into newly issued common stock of the Group at a conversion ratio of 1:1, based on a scheduled conversion after the first anniversary date of the issue date until the fourth anniversary of the issue date. The holder of RCPS will not have any voting rights, unless dividends on the RCPS are not distributed in any given year, in which case each RCPS will be given one voting right. The dividends on the RCPS are cumulative and non-participating on dividends on the common stock of the Group, and the stated dividend rate is 2.02%. The RCPS are initially recorded at fair value as determined by the present value of its future cash dividend payments, repayment provisions and associated conversion features. The option to convert the RCPS to the Group’s common stock was valued using a continuous binomial option-pricing model. The RCPS are classified outside the stockholders’ equity as of December 31, 2003.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The aggregate amount of RCPS by contractual maturities at December 31 is as follows:

Years Ending	(In millions of Won)

2004	W	—
2005		—
2006		—
2007		—
2008		808,817
Discount on RCPS		(97,683)

Total	W	711,134

22.	Retained Earnings

      Retained earnings consist of the following at December 31:

	2002		2003

	(In millions of Won)
Appropriated retained earnings for legal reserves under Korean GAAP	W	22,076	W	82,469
Unappropriated retained earnings under US GAAP		1,054,830		1,106,219

Total retained earnings	W	1,076,906	W	1,188,688

      The Financial Holding Company Act requires the Group to appropriate as a legal reserve under accounting principles generally accepted in Korea (“Korean GAAP”), an amount equal to a minimum of 10 percent of annual net income until such reserve equals 100 percent of its paid-in capital. This reserve is not available for payment of cash dividends, but may be transferred to capital stock or used to reduce an accumulated deficit, if any, by an appropriate resolution of the Group’s board of directors.

23.	Regulatory Requirements

      The Group and its subsidiaries, including the Bank and Chohung Bank, are subject to various regulatory capital requirements administered by the FSC, which are based on the Basel Committee on Banking Regulations and Supervisory Practices. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Group’s consolidated financial statements.

      In conformity with the FSC regulations on financial holding companies, the Group applied the net equity to requisite capital ratio calculated under the FSC guidelines to evaluate its capital adequacy. All Korean financial holding companies must meet the minimum requisite capital ratio of 100 percent, as regulated by the FSC. Requisite capital, as required and defined by FSC, represents the sum of the minimum equity capital amount to meet the 8 percent minimum capital adequacy ratio requirements for Shinhan Bank and Chohung Bank, 8 percent of the holding company’s total assets including off-balance assets and 8 percent of the direct subsidiaries’ total assets including off-balance assets.

      The FSC regulations also require that the computation be based on the Group’s consolidated financial statements under Korean GAAP and regulatory guidelines, which vary in certain significant respects from US GAAP.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Group’s requisite capital adequacy ratio mandated by the FSC is presented in the table below at December 31:

	2002		2003

	(In millions of Won,
	except capital ratio)
Equity Capital	W	4,842,795	W	8,847,673
Requisite Capital		3,698,754		7,472,031
Requisite Capital Ratio		130.93		118.41

      In conformity with the FSC regulations, Shinhan Bank, Chohung Bank and Jeju Bank apply the FSC’s risk-adjusted capital ratios to evaluate their capital adequacies. Korean banking organizations engaged in international banking are required to maintain a minimum 8 percent total risk-based capital ratio calculated by dividing total risk-adjusted capital by total risk-weighted assets, including a Tier 1 capital ratio of at least 4 percent. All Korean banking organizations subject to the FSC regulations on minimum capital adequacy ratio are also subject to periodic inspection by the Financial Supervisory Service (“FSS”). In the event that Shinhan Bank, Chohung Bank or Jeju Bank does not maintain a consolidated capital ratio of 8 percent, it is subject to corrective actions to be imposed by the FSS, as recommended by the FSC based on the actual financial position and capital ratio of the respective banking subsidiaries.

      As required by the FSC regulations, the following capital ratios are calculated based on the consolidated financial statements of Shinhan Bank and Chohung Bank under Korean GAAP and regulatory guidelines which vary in certain significant respects from US GAAP at December 31:

	Shinhan Bank				Chohung Bank

	2002		2003		2003

	(In millions of Won, except capital ratio)
Tier 1 capital	W	2,749,354	W	2,984,770	W	1,800,933
Tier 2 capital		1,707,140		2,196,264		1,782,405
Less: Investment in nonconsolidated equity investees(1)		(48,911)		(244,554)		(10,940)

Total risk-adjusted capital	W	4,407,583	W	4,936,480	W	3,752,398

Risk-weighted assets
On-balance sheet assets	W	37,035,716	W	42,459,960	W	38,859,601
Off-balance sheet assets		3,351,610		4,154,792		1,339,435

Total risk-weighted assets	W	40,387,326	W	46,614,752	W	40,199,036

Capital adequacy ratio		10.91%		10.59%		8.89%
Tier 1 capital ratio		6.81%		6.40%		4.48%
Tier 2 capital ratio		4.23%		4.71%		4.43%

Note:

(1)	Equity investees engaged in banking and financial activities in which a bank owns more than 15 percent are deducted from total capital, not deducted directly from Tier 1 and Tier 2 pursuant to the regulations of the FSC.

      Effective January 1, 2002, in addition to the existing capital ratio calculations, all banks in Korea are required to report to the FSC an alternative set of capital ratios with components based on credit and market

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

risks. Shinhan Bank and Chohung Bank are subject to the same existing requirements to maintain minimum adequacy ratios at December 31:

	Shinhan Bank				Chohung Bank

	2002		2003		2003

	(In millions of Won, except capital ratio)
Tier 1 capital	W	2,749,354	W	2,984,770	W	1,800,933
Tier 2 capital		1,658,229		1,951,710		1,771,465

Total risk-adjusted capital	W	4,407,583	W	4,936,480	W	3,572,398

Total risk-weighted assets	W	40,358,227	W	47,064,938	W	40,260,877

Capital adequacy ratio		10.92%		10.49%		8.87%
Tier 1 capital ratio		6.81%		6.34%		4.47%
Tier 2 capital ratio		4.11%		4.15%		4.40%

      The Group’s other subsidiaries, including Jeju Bank, Shinhan Card and Good Morning Shinhan Securities, are also subject to the capital ratio pursuant to other regulatory capital requirements of the FSC. At December 31, 2002 and 2003, the Group’s other subsidiaries met the regulatory capital requirements of the FSC.

24.	Income Taxes

      Allocation of national and local income taxes between current and deferred portions is as follows for the years ended December 31:

	2001		2002		2003

	(In millions of Won)
Current tax expense
National	W	168,238	W	299,473	W	218,340
Local		16,824		29,947		21,834

Total current tax expense		185,062		329,420		240,174

Deferred tax expense (benefit)
National		34,798		(8,276)		6,571
Local		3,480		(828)		657

Total deferred tax expense (benefit)		38,278		(9,104)		7,228

Total tax expense	W	223,340	W	320,316	W	247,402

      The preceding table does not reflect the tax effects of unrealized gains and losses on available-for-sale securities. The tax effects of these items are recorded directly as other comprehensive income within stockholder’s equity. See Note 36 for further information.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense for the years ended December 31 is as follows:

	2001		2002		2003

	(In millions of Won, except tax rates)
Statutory tax rate		30.8%		29.7%		29.7%
Income before income tax expense, minority interest, extraordinary item and cumulative effect of a change in accounting principle	W	654,921	W	919,893	W	548,566

Prima facie tax calculated at the statutory tax rate		201,716		273,208		162,924
Income not assessable for tax purposes		(3,313)		(5,134)		(8,939)
Expenses not deductible for tax purposes		6,793		6,086		19,880
Impairment loss on goodwill		—		40,690		—
Adjustment for overseas tax rates		(2,050)		(1,473)		(359)
Adjustment for double taxation of subsidiaries and branches		—		—		291
Change in statutory tax rate		3,084		—		56,462
Increase in valuation allowance		10,472		1,720		15,507
Other		6,638		5,219		1,636

Income tax expense	W	223,340	W	320,316	W	247,402

      The components of net deferred income tax assets and liabilities, included in other assets and accrued expenses and other liabilities, respectively, at December 31, are as follows:

	2002		2003

	(In millions of Won)
Deferred income tax assets
Allowance for loan losses	W	87,225	W	424,152
Allowance for guarantees and acceptances		38,989		78,338
Valuation of trading assets		13,307		25,237
Premises and equipment		45,953		61,303
Available-for-sale securities		92,477		305,229
Other assets		4,034		2,069
Long term debt		—		41,306
Other temporary differences		3,857		25,564
Net operating losses carry forward		70,860		346,780

		356,702		1,309,978
Less: valuation allowance		(69,299)		(135,322)

Deferred income tax assets		287,403		1,174,656

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002		2003

	(In millions of Won)
Deferred income tax liabilities
Valuation of trading assets		(2,375)		(2,232)
Foreign exchange contracts and derivative instruments		(7,224)		(3,254)
Allowance for loan losses		(8,318)		(63,208)
Accrued interest and dividend receivable		(65,144)		(102,114)
Accrued interest and dividend payable		(5,412)		(1,105)
Other assets		(26,314)		(258,589)
Long term debt		(3,998)		(14,247)
Other temporary differences		(1,113)		(20,899)

Deferred income tax liabilities		(119,898)		(465,648)

Net deferred income tax assets, including OCI related deferred income tax assets		167,505		709,008
Less: OCI related deferred income tax assets		(29,726)		(22,036)

Net deferred income tax assets, excluding, OCI related deferred income tax assets	W	137,779	W	686,972

      Management believes it is uncertain whether certain subsidiaries will generate sufficient profits to offset their tax losses in 2001, 2002 and 2003. Accordingly, a valuation allowance totaling 69,299 million Won and 135,322 million Won in 2002 and 2003, respectively, has been established for deferred income tax assets related to net operating losses (“NOLs”) that may not be realized. At December 31, 2002 and 2003, the Group had tax NOLs totaling 238,581 million Won and 1,263,902 million Won, respectively. These NOLs expire in the period ranging from 2005 to 2008 as follows:

Years Ending	(In millions of Won)

2005	W	260,098
2006		102,579
2007		64,189
2008		837,036

Total	W	1,263,902

25.     Earnings Per Share (“EPS”)

      Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common stocks outstanding during the period. Diluted earnings per share reflects additional common stocks that would have been outstanding if dilutive potential common stocks have been issued, as well as any adjustment to income that would result from the assumed issuance. Dilutive potential common stocks that may be issued by the Group relate solely to outstanding stock options and bonds with stock purchase warrants, convertible preferred stock and are determined using the treasury stock method and if-converted method. Effects of stock options and bonds with stock purchase warrants are excluded from the computation if the effect would be antidilutive.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table is a summary of the computation of earnings per share for the years ended December 31:

	2001		2002		2003

	(In millions of Won, except per share data)
Basic EPS
Net income before extraordinary gain and cumulative effect of a change in accounting principle	W	432,440	W	589,422	W	275,318
Extraordinary gain		63,811		—		—
Cumulative effect of a change in accounting principle		(196)		—		—
Accretion and dividends on convertible preferred stock		—		—		(14,031)

Net income attributable to common stock shareholders	W	496,055	W	589,422	W	261,287

Weighted-average number of common stocks outstanding (thousands)		254,680		262,480		262,987
Net earnings per share
Net income before extraordinary gain and cumulative effect of a change in accounting principle	W	1,698	W	2,246	W	994
Extraordinary gain		251		—		—
Cumulative effect of a change in accounting principle		(1)		—		—

Basic net income per share	W	1,948	W	2,246	W	994

Diluted EPS
Net income before extraordinary gain and cumulative effect of a change in accounting principle	W	432,440	W	589,422	W	275,318
Plus: Dividends on convertible preferred stock		1,796		—		—

Net income before extraordinary gain and cumulative effect of a change in accounting principle for purposes of computing diluted net income per share		434,236		589,422		275,318
Extraordinary gain		63,811		—		—
Cumulative effect of a change in accounting principle		(196)		—		—

Net income for purposes of computing diluted net income per share	W	497,851	W	589,422	W	275,318

Weighted-average number of common stock outstanding (thousands)		254,680		262,480		262,987
Dilutive effect of convertible preferred stock (thousands)		37,504		—		16,540
Dilutive effect of bond with warrants (thousands)		7,031		288		212
Dilutive effect of stock options (thousands)		—		44		6

Weighted-average number of common stock outstanding, assuming dilution (thousands)		299,215		262,812		279,745

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2001		2002		2003

	(In millions of Won, except per share data)
Net earnings per share
Net income before extraordinary gain and cumulative effect of a change in accounting principle	W	1,451	W	2,243	W	984
Extraordinary gain		213		—		—
Cumulative effect of a change in accounting principle		(1)		—		—

Diluted net income per share	W	1,663	W	2,243	W	984

26.     Employee Severance Plans

      Employees with one or more years of service are entitled to receive a lump-sum payment upon termination of their employment with the Group, based on their length of service and rates of pay at the time of termination (the “severance plan”). Under the Korean National Pension Fund Law, the Group was required to pay a certain percentage of employee severance benefits to the National Pension Fund prior to April 1999. Additionally, the Group contributes voluntarily a certain percentage of employee severance benefits to a severance insurance deposit account (“Severance Insurance Deposit”) maintained for the benefit of employees at an insurance company. The Group has no additional liability once the amount has been contributed, thus the Group deducts contributions made to the National Pension Fund and the Severance Insurance Deposit from its accrued employee severance plan obligations. The compensation cost of employees’ severance benefit is recognized based on the vested benefits to which the employees are entitled if they separate immediately.

      Under limited circumstances, employees can withdraw their accumulated unpaid severance amounts before their termination of employment (“interim severance payment”). Such withdrawal was included in the amount of plan payments for the years ended December 31, 2001, 2002 and 2003. Total interim severance payment made by the Group in 2001, 2002 and 2003 was 9,962 million Won, 17,961 million Won and 22,317 million Won, respectively.

      The Group paid severance benefits of 8,235 million Won, 19,578 million Won and 3,350 million Won for the years ended December 31, 2001, 2002 and 2003, respectively.

      Accrued employee severance plan obligations included in accrued expenses and other liabilities at December 31 are as follows:

	2002		2003

	(In millions of Won)
Balance at beginning of the year	W	193,227	W	222,365
Severance benefit		50,623		77,685
Balance from the acquisition of subsidiaries		19,054		73,881
Plan payments		(37,539)		(25,667)

		225,365		348,264
Less: Balance of payments remaining with National Pension Fund and Severance Insurance Deposit		(65,949)		(142,496)

Balance at end of the year	W	159,416	W	205,768

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

27.     Employee Stock Option Plans

      The Group has various stock-based compensation plans to reward its employees and key executives of the Group. The Group measures stock-based compensation expense using the fair value based method of accounting.

      Stock-based compensation expense was 1,982 million Won, 7,715 million Won and 5,885 million Won in 2001, 2002 and 2003, respectively. The per share weighted fair value of the stock options granted to key employees, executives and directors of the Group and the Bank were 7,364 Won and 3,222 Won for the fiscal year 2001, respectively, and 10,443 Won and 7,359 Won for the fiscal year 2002, respectively, and 5,017 Won and 7,359 Won for the fiscal year 2003, respectively. The per share weighted fair value of the stock options granted to key employees, executives and directors of Chohung Bank were 1,533 Won for the fiscal year 2003. These amounts were estimated on the date of the grant using the Black-Scholes option-pricing model. The weighted- average assumptions used for grants made in 2001, 2002 and 2003 are as follows:

	Shinhan Financial Group

	2001	2002	2003

Risk-free interest rate	5.58%	6.33%	4.21%
Expected lives	4.50 years	4.01 years	4.01 years
Expected volatility	69.82%	58.39%	45.10%
Expected dividend rate	5.81%	4.21%	5.83%

Chohung Bank

2003

Risk-free interest rate	4.57%
Expected lives	3.50 years
Expected volatility	82.51%
Expected dividend rate	0.00%

Shinhan Financial Group Plan

      The Group has authorized 58,472,225 shares of options to be granted to certain executives of the Group to purchase its common stock. On May 22, 2002, the Group granted certain executives of the Group, the Bank, and Shinhan Capital 1,004,200 options at an exercise price of 18,910 Won per share, with a vesting period of 2 years. On May 15, 2003, the Group granted certain executives of the Group, Shinhan Bank, Shinhan Capital, Shinhan Card Co., Ltd. (“Shinhan Card”) and Shinhan Credit Information Co., Ltd. 1,146,300 options at exercise price of 11,800 Won per share, with a resting period 2 years. For the options granted, the Group may issue common stock or pay in cash the difference between the exercise and market price at the date of exercise. Restrictions on the grants include continued employment for a specified period and lapse after the second year of vesting. Upon vesting, options may be exercised between 3 to 6 years from the grant date. Certain performance goals need to be attained for the options to be exercisable.

Shinhan Bank Plan

      The Bank has authorized 24,436,037 shares of options to be granted to purchase its common stocks. On March 5, 2001, the Bank granted certain executives 265,000 options at an exercise price of 13,900 Won per share, with a vesting period of 2 years. For the granted options, the Bank may issue common stock or pay in cash the difference between the exercise and the market price of the Bank’s common stock at the date of exercise. Restrictions on the grants include continued employment for a specified period and lapse after the second year of vesting. Upon vesting, options may be exercised between 4 to 6 years from the grant date. Certain performance goals need to be attained for the vested options to be exercisable. Subsequent to the

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

formation of the Group, all outstanding shares of the Bank’s common stock were exchanged for the Group’s common stock. The Bank’s common stock is no longer publicly traded. The Bank’s stock options outstanding at the formation of the Group may be exercised to purchase common stock of the Group or receive in cash the difference between the exercise and the market price of SFG’s common stock at the date of exercise.

Chohung Bank Plan

      On March 27, 2000, March 9, 2001, March 29, 2002 and March 28, 2003, Chohung Bank granted stock options, which give the grantee the right to buy Chohung Bank’s shares, to its key employees, management, and directors, including the president and the deputy-president. The number of stock options granted will be determined depending on the relative stock price increase rate of the Chohung Bank over the banking industry’s stock price increase rate, Chohung Bank’s non-performing loans ratio, and the risk-adjusted capital ratio. The stock options vest after 2 years, and become exercisable after 2 to 3 years from the grant date for a period of 3 years. If the stock options are exercised, Chohung Bank has the option either to issue new shares or shares held as treasury stock, or to pay the difference between the market price and the exercise price in cash or with treasury stock.

      Change in options during the years ended December 31, is as follows:

	Shinhan Financial Group			Shinhan Bank

			Weighted-			Weighted-
			Average			Average
			Exercise			Exercise
	Number of		Price Per	Number		Price Per
	shares		Share	of shares		Share

			(In Won)			(In Won)
Outstanding at January 1, 2001	—	W	—	280,000	W	11,700
Granted	—		—	265,000		13,900
Forfeited	—		—	(15,906)		11,700

Outstanding at December 31, 2001	—		—	529,094		12,802

Granted	1,004,200		18,910	—		—
Forfeited	—		—	(56,551)		13,770

Outstanding at December 31, 2002	1,004,200		18,910	472,543		12,686

Granted	1,156,300		—	—		—
Forfeited	(113,955)		16,483	—		—

Outstanding at December 31, 2003	2,046,545		15,028	472,543		12,686

Exercisable at December 31, 2003	—			472,543

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Chohung Bank

			Weighted-
			Average
			Exercise
	Number of		Price Per
	shares		Share

			(In Won)
Outstanding at September 1, 2003	934,286	W	5,033
Granted	—		—
Forfeited	(394,092)		4,866

Outstanding at December 31, 2003	540,194		5,155

Exercisable at December 31, 2003	211,645

      Information pertaining to options outstanding at December 31, 2003 is as follows:

	Shinhan Financial Group

	Options Outstanding				Options Exercisable

		Weighted-
		Average	Weighted-			Weighted-
		Remaining	Average			Average
	Number	Contractual	Exercise		Number	Exercise
Exercise price	Outstanding	Life	Price		Exercisable	Price

			(In Won)			(In Won)
W 18,910	929,141	2.39 years	W	18,910	—	W	—
W 11,800	1,117,404	3.38 years		11,800	—		—

	2,046,545	1.80 years	W	15,028	—	W	—

	Shinhan Bank

	Options Outstanding				Options Exercisable

		Weighted-
		Average	Weighted-			Weighted-
		Remaining	Average			Average
	Number	Contractual	Exercise		Number	Exercise
Exercise price	Outstanding	Life	Price		Exercisable	Price

			(In Won)			(In Won)
W 11,700	260,764	0.74 years	W	11,700	260,764	W	11,700
W 13,900	211,779	2.68 years		13,900	—		—

	472,543	1.61 years	W	12,686	260,764	W	11,700

	Chohung Bank

	Options Outstanding				Options Exercisable

		Weighted-
		Average	Weighted-			Weighted-
		Remaining	Average			Average
	Number	Contractual	Exercise		Number	Exercise
Exercise prices	Outstanding	Life	Price		Exercisable	Price

			(In Won)			(In Won)
W 4,559	99,054	2.5 years	W	4,559	—	W	—
W 5,000	235,844	0.87 years		5,000	211,645		5,000
W 5,598	187,200	1.75 years		5,598	—		—
W 5,860	18,096	1.75 years		5,860	—		—

	540,194	1.55 years	W	5,155	211,645	W	5,000

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Employee Stock Ownership Association

      In 2002, the Group and the Bank established an employee stock ownership association (the “ESOA”) covering most of their employees. The Group makes discretionary contributions to the ESOA on a periodic basis as determined by the Group’s Board of Directors. The Bank makes contributions to the ESOA on a periodic basis based on the Bank’s actual performance relative to pre-specified net income. The Group and the Bank contributions are used to purchase shares of the common stock of the Group on the Korean Stock Exchange. All shares acquired by the ESOA are unallocated, and are restricted for a period of four years pursuant to the plan agreements and regulations governing the ESOA. Under the Securities and Exchange Act of Korea, employees participating in the ESOA have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered by the Group pursuant to the Securities and Exchange Act of Korea. Furthermore, this right is exercisable only to the extent that the total number of shares so acquired and held by such employees does not exceed 20% of the Group’s total number of shares then outstanding. For the year ended December 31, 2002 and 2003, the Group recorded in aggregate 6,543 million Won and 5,500 million Won in expenses related to the ESOA contributions, respectively.

28.	Fair Value of Financial Instruments

      The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced sale or liquidation. Fair value is best determined based on quoted market prices. However, in many instances, there are no quoted market prices for the Group’s various financial instruments. In cases where quoted market prices are not available, the fair values are estimated using present value or other valuation techniques.

      Those techniques are significantly affected by the assumptions used, which include expected future cash flows and discount rates. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instruments. Certain financial instruments and all nonfinancial instruments are excluded from the scope of SFAS No. 107, Disclosure about Fair Value of Financial Instruments. Accordingly, the aggregate fair value amount of the items presented under SFAS No. 107 may not necessarily represent the total underlying fair value of the Group since the fair value of the excluded items are not obtained.

      The following methods and assumptions are used by the Group in estimating fair value disclosures for its financial instruments:

Assets and liabilities for which fair value approximates carrying value: The carrying values of certain financial assets and liabilities are reported at cost, including cash and cash equivalents, restricted cash, call loans, accrued interest and dividends receivable, accrued interest payable, call money, security deposits, other asset except for nonmarketable equity investments and other liabilities. The carrying values of these financial assets and liabilities are considered to approximate their fair values due to their short-term nature and negligible losses due to credit risks.

Interest-bearing deposits in banks: The carrying amounts of short-term interest-bearing deposits approximate their fair value because they are short-term in nature or carry variable interest rates. Fair value of other interest-bearing deposits is estimated using discounted cash flow analysis on current rates for similar types of deposits.

Trading assets and liabilities: Fair values for trading assets, including derivative financial instruments so classified are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments except for certain options and swaps for which pricing models are used.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Securities: Fair values for available-for-sale and held-to-maturity securities are based on quoted market prices, or quoted market prices of comparable instruments if the quoted market prices are not available.

Nonmarketable equity investments: Nonmarketable equity investments, which are recorded in other assets, consist primarily of private equity investments. The fair values of these investments are based on the latest obtainable net asset value of the investees and adjusted for other-than-temporary impairment losses.

Loans: Loans and advances are net of allowance for loan losses. The fair value of fixed rate loans is estimated by discounting contractual cash flows based on current rates at which similar loans would be made to borrowers for the same maturities. The fair values of variable rate loans that reprice frequently with no significant changes in credit risk are considered to approximate their carrying values in the consolidated balance sheets.

Deposits: The carrying amounts of variable-rate interest and noninterest-bearing deposits approximate their fair values at the balance sheet date. Fair values for fixed rate interest-bearing deposits are estimated using discounted cash flow analysis using interest rates currently offered for deposits with similar maturities.

Short-term borrowings: The carrying amounts of call money, securities sold under repurchase agreements and short-term borrowings approximate their fair values due to their short-term nature and negligible losses due to credit risks.

Long-term debt: The fair values of the Group’s long-term borrowings are estimated based on quoted market prices, where available. For those notes where quoted market prices are not obtainable, a discounted cash flow analysis is used based on the Group’s current incremental borrowing rates for similar types of borrowing arrangements. Redeemable preferred stock are recognized initially at fair value based on the present value of its future cash dividend payments and repayment provisions.

Derivative financial instruments: All derivatives are recognized on the consolidated balance sheets at fair value based on quoted market prices, dealer or counterparty quotes, where available. If quoted market prices are not available, pricing or valuation models are applied to current market information to estimate fair value.

Redeemable convertible preferred stock: Redeemable convertible preferred stock are recognized initially on the consolidated balance sheet at fair value based on the present value of its future cash dividend payments, repayment provisions and associated conversion features. The option to convert the RCPS to the Group’s common stock is valued using a continuous binomial option — pricing model.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The estimated fair values, and related carrying or notional amounts of the Group’s financial instruments at December 31, are as follows:

	2002				2003

	Carrying				Carrying
	Amount		Fair Value		Amount		Fair Value

	(In millions of Won)
Financial assets:
Financial assets for which carrying value approximates fair value	W	3,583,035	W	3,583,035	W	8,314,036	W	8,314,036
Interest-bearing deposits in banks		124,764		124,764		409,038		409,038
Trading assets		1,064,931		1,064,931		3,377,295		3,377,295
Securities		13,144,385		13,294,568		21,703,345		21,859,745
Loans		44,139,270		44,720,990		91,791,255		92,368,132
Nonmarketable equity investments included in other assets		196,520		203,352		1,060,476		1,074,650
Financial liabilities:
Financial liabilities for which carrying value approximates fair value	W	3,192,965	W	3,192,965	W	6,742,044	W	6,742,044
Deposits		37,048,587		37,494,205		83,489,142		83,991,573
Trading liabilities		131,012		131,012		513,061		513,061
Short-term borrowings		6,994,596		6,994,596		11,204,739		11,204,739
Secured borrowings		4,705,899		4,696,447		6,316,260		6,593,583
Long-term debt		8,234,652		8,472,994		21,217,708		21,995,231
Redeemable convertible preferred stock		—		—		711,134		711,134

      The differences between the carrying amounts and the fair values of guarantees, commercial letters of credit, standby letters of credit, and other lending commitments are immaterial to the consolidated financial statements.

29.	Derivative Instruments and Hedging Activities

      On January 1, 2001, the Group adopted SFAS No. 133 for its derivative instruments. For the years ended December 31, 2001, 2002 and 2003, the Group applied hedge accounting exclusively to those interest rate swap transactions that qualified for the short-cut method. Since the Group assumed no ineffectiveness for those transactions, no ineffective portion was recognized in the consolidated statements of income for the years presented. The adoption of SFAS No. 133 on January 1, 2001 resulted in an after-tax reduction to net income of 196 million Won, relating principally to the recognition of the ineffective portion of the fair value hedges in earnings, and an after-tax increase in other comprehensive income of 242 million Won, relating principally to the termination of the synthetic accounting treatment for the interest rate swaps qualified as hedges prior to the adoption.

      In the normal course of business, the Group enters into derivatives, including foreign exchange contracts to help its customers manage their risk exposures. The Group also uses derivative instruments for its own trading accounts and to manage its asset and liability exposures to interest rate and foreign exchange risks.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Group uses interest rate derivatives principally to manage exposures to fluctuations in fair value due to interest rate risk. Pay-fixed receive-variable interest rate swap contracts are used to convert fixed rate assets, principally securities, into synthetic variable rate instruments. Receive-fixed pay-variable interest rate swaps contracts are used to convert fixed rate funding sources, principally debt, into synthetic variable rate funding instruments. Cross-currency interest rate swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies to manage exposures to fluctuations in fair value due to foreign exchange risks. Cross-currency swaps are used by the Group to convert its assets and funding from functional currency to local currency.

      Derivative instruments may expose the Group to market risk or credit risk in excess of the amounts recorded on the balance sheets. Market risk arises due to market price, interest rate and foreign exchange rate fluctuations that may result in a decrease in the market value of a financial instrument and/or an increase in its funding cost. Exposure to market risk is managed through position limits and other controls and by entering into hedging transactions. Credit risk is the possibility that losses may occur from counterparty’s failure to perform according to the terms of the contract, when the value of collateral held, if any, is not adequate to cover such losses. Credit risk is controlled through credit approvals, limits and monitoring procedures based on the same credit policies used for on-balance-sheet instruments. Generally, collateral or other security is not required. The amount of collateral obtained, if any, is based on the nature of the financial instrument and management’s credit evaluation of each counterparty.

30.     Commitments and Contingencies

     Legal and Tax Contingencies

      In the ordinary course of business, the Group is involved in tax and legal proceedings, claims and litigation. It is in the opinion of the Group’s management, based on current knowledge and after consultation with external counsel, that the outcome of such matters will not have a material adverse effect on the Group’s consolidated financial statements.

     Lease Commitments

      At December 31, 2003, the Group is obliged under a number of noncancelable operating leases for premises and equipment used primarily for banking purposes. Total rental expense for the years ended December 31, 2001, 2002 and 2003 was 33,738 million Won, 38,375 million Won and 43,138 million Won, respectively. Pursuant to the terms of noncancelable lease agreements pertaining to premises and equipment in effect at December 31, 2003, future minimum rental commitments under various noncancelable operating leases are as follows:

Years Ending	(In millions of Won)

2004	W	12,975
2005		5,665
2006		3,461
2007		2,303
2008		1,458
Thereafter		20

Total	W	25,882

      In lieu of rent, certain lease agreements require the Group to advance a noninterest-bearing refundable security deposit to the landlord for the Group’s use during the lease term. The amount of the advance is determined by the prevailing market rate. The Group has recorded rental expense and interest income related

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to these leases of 17,113 million Won, 19,440 million Won and 35,868 million Won on deposit balances of 361,162 million Won, 451,072 million Won and 864,768 million Won for the years ended December 31, 2001, 2002 and 2003, respectively. Such amounts were calculated based on the fixed interest rate for time deposits with similar maturities.

Credit Commitments

      The following table summarizes the contractual amounts relating to unused loan commitments at December 31:

	2002		2003

	(In millions of Won)
Commitments to extend credit
Corporate	W	29,007,699	W	32,921,969
Credit card lines		7,827,011		17,206,936
Consumer(1)		1,752,870		3,752,176
Commercial letters of credit		2,202,070		3,075,180

Total	W	40,789,650	W	56,956,261

Note:

(1)	excluding credit card

      Commitments to extend credit represent unfunded portions of authorizations to extend credit in the form of loans. The commitments expire on fixed dates and a customer has to comply with predetermined conditions to draw funds under the commitments. With respect to credit risk on commitments to extend credit, the Group is potentially exposed to loss in an amount equal to the total unused commitments. The majority of the Group’s unfunded commitments are not guarantees under FIN 45.

      Commercial letters of credit are undertakings by the Group on behalf of customers authorizing third parties to draw drafts on the Group up to a stipulated amount under specific terms and conditions. They are generally short-term and collateralized by the underlying shipments of goods to which they relate and therefore have significantly less risk.

Guarantees

      The Group provides a variety of guarantees to its customers to enhance their credit standing and enable them to complete a variety of business transactions. Certain guarantees issued or modified after December 31, 2002 that are not derivative contracts have been recorded on the Group’s consolidated balance sheet at their fair value at inception. The Group has recorded this amount in accrued expenses and other liabilities with an offsetting entry recorded in other assets. Cash received under the contract is applied to the other receivable recorded in other assets, and the fair value of the liability recorded at inception is amortized into income as commissions and fees over the life of the guarantee contract. The amount of the liability related to guarantees recorded at December 31, 2003, excluding the allowance for credit losses on guarantee and acceptances was approximately 24,308 million Won. The majority of these commitments expire without being drawn upon. As a result, total contractual amounts are not representative of the Group’s actual credit exposure. The table below summarizes all of the Group’s guarantees under FIN 45 at December 31, 2003.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

											Maximum
					Total		Current		Amount of		Potential
					Notional		Carrying		Recourse or		Amount of
	Expire Within		Expire After		Amount		Liability		Collateral		Future
	One Year		One Year		Outstanding		Amount		Held		Payments

	(In millions of Won)
Financial standby letters of credit	W	238,325	W	69,085	W	307,410	W	1,744	W	54,635	W	307,410
Other financial guarantees		754,765		203,289		958,054		6,861		237,233		958,054
Performance letters of credit and guarantees		462,877		253,088		715,965		49,812		213,033		715,965
Liquidity facilities to SPEs		362,749		2,341,533		2,704,282		14,861		—		2,704,282
Loans sold with recourse		—		84,916		84,916		22,711		55,972		84,916
Market value guarantees on trust accounts		498,610		2,286,472		2,785,082		—		—		2,785,082
Derivatives		—		29,945		29,945		358		—		29,945

Total	W	2,317,326	W	5,268,328	W	7,585,654	W	96,347	W	560,873	W	7,585,654

      The Group issues financial standby letters of credit that represent irrevocable obligations to pay third party beneficiaries when its customers fail to repay loans or debt instruments, which are generally in foreign currencies.

      Other financial guarantees are used in various transactions to enhance the credit standing of the Group’s customers. They represent irrevocable assurance, subject to satisfaction of certain conditions, that the Group will make payment in the event that the customers fail to fulfill their obligations to third parties. Such financial obligations include a return of security deposits and the payment of service fees.

      Performance letters of credit and guarantees are issued to guarantee customers’ tender bids on construction or similar projects or to guarantee completion of such projects in accordance with contractual terms. They are also issued to support a customer’s obligation to supply specified products, commodities, maintenance or other services to third parties.

      Liquidity facilities to SPEs represent irrevocable commitments to provide contingent liquidity credit lines including commercial paper purchase commitments to SPEs for which the Group serves as the administrator. The SPEs are established by clients to obtain funding from the commercial paper market or the corporate debt market by transferring assets to the SPEs. The Group has commitments to provide liquidity to the SPEs in amounts up to 2,704,282 million Won at December 31, 2003. Although the Group does not sell assets to these SPEs, it would be required to provide funding under the liquidity facilities in the event that the SPEs do not hold enough funds to make scheduled payments on their outstanding senior debt securities. Under the commercial paper purchase commitments, the Group is required to purchase commercial paper issued by the SPEs when enough funding is not available in the commercial paper market. The Group has limited credit exposure to these SPEs because the risk of first loss is borne by the clients or other third parties, or the SPEs are over-collateralized with the assets sold to them.

      Loans sold with recourse represent certain nonperforming loans the Group and Chohung Bank sold to KAMCO prior to 1999 and 2000, respectively. These are accounted for as sales and derecognized from the consolidated balance sheet since the control over these loans have been surrendered. The nature of the accounting for the sale of these loans is dependent upon whether any recourse liabilities existed as of the date

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of sale. The sales agreements contain a recourse liability under which KAMCO can obligate the Group to repurchase certain of these related loans if the related debtors fail to perform in accordance with specific restructuring plans. The recourse liability has no expiration date. The recourse liability reflects an estimate of the loss that is probable of occurring at the future date of repurchase and takes into account actual repurchases which have occurred in subsequent periods, as well as repurchases which are expected to occur based on an understanding of the current status of the underlying loans.

      A gain or loss was recognized at the date of sale in earnings, representing the difference between the settled purchase price received from KAMCO and the carrying amount of the loan in respect of those loans where no recourse liability existed, or for those that were not passed back to the Group before the remaining outstanding balance was repaid by the borrower. For those loans where a recourse liability existed, a gain or loss was still recognized as of the transfer date after taking into account this liability.

      Outstanding loans for which KAMCO has recourse amounted to 95,624 million Won and 103,502 million Won at December 31, 2002 and 2003, respectively. At December 31, 2002 and 2003, the Group has recorded in accrued expenses and other liabilities, 25,165 million Won and 22,711 million Won, respectively, representing its estimated obligation to repurchase the loans with recourse.

      Market value guarantees on trust accounts represent guarantee of principal or fixed rate of return issued to trust account holders. Several subsidiaries of the Group manage funds on behalf of its customers through the operation of various trust accounts in accordance with the Korean Trust Law and the Korean Trust Business Act. Trust assets and liabilities are assets and liabilities of trust account holders, and are excluded from the consolidated financial statements of the Group, and thus are recorded in separate accounts from those of the Group’s business. The guarantees on trusts funds qualify as derivatives under SFAS No. 133, and are included in trading liabilities at fair value on the Group’s consolidated balance sheet with corresponding changes included in earnings.

      At December 31, 2002 and 2003, the allowance for guarantees and acceptances included in accrued expenses and other liabilities is 40,150 million Won and 58,417 million Won, respectively, which relates to standby and performance letters of credit and other financial and performance guarantees.

      In addition to guarantees identified above, the Group has entered into credit derivatives with unrelated third parties for credit enhancement purposes. These credit derivatives will expire at November 15, 2006 and have an aggregate notional amount of 29,945 million Won, which represents the maximum potential amount of future payments on the contracts. At December 31, 2002 and 2003, these derivatives were evaluated at fair value of 0 million Won and (358) million Won, respectively, in trading liabilities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pledged Assets

      The primary components of assets pledged as collateral for borrowings and other purposes at December 31 are as follows:

	2002		2003

	(In millions of Won)
Short-term and long-term deposits	W	83,867	W	85,080
Trading securities		46,407		—
Available-for-sale securities		3,533,863		6,610,948
Held-to-maturity securities		2,388,457		3,493,435
Loans		479,823		2,473,204
Real estate		104,706		15,481
Other assets		36,762		25,218

	W	6,673,885	W	12,703,366

31.	Concentrations of Geographic and Credit Risks

Geographic Risk

      Loans to borrowers based in Korea represented 98 percent of the Group’s loan portfolio at December 31, 2002 and 2003. Investments in debt and equity securities of Korean entities represented 98 percent and 97 percent of the Group’s investment portfolio at December 31, 2002 and 2003, respectively.

Credit Risk

      Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic characteristics that would cause their ability to meet their contractual obligations to be similarly affected by changes in economic conditions. Note 6 and Note 7 discuss the types of securities in which the Group invests. Note 8 discusses the type of loans in which the Group engages.

      The Group regularly monitors various segments of its credit risk portfolio to assess potential concentration of risks and to obtain collateral when deemed necessary. Except for securities issued by KDIC and other governmental entities, no entity was responsible for 10 percent or more of the Group’s total loans outstanding, trading assets and liabilities, available-for-sale securities, held-to-maturity debt securities or total interest and dividend income at December 31, 2002 and 2003 and for each of the three years ended on December 31, 2003.

      The table below indicates major products including both on-balance sheet (principally loans) and off-balance sheet (principally commitments to extend credit) exposures at December 31:

	2002						2003

			On-Balance		Off-Balance				On-Balance		Off-Balance
	Credit Exposure		Sheet		Sheet		Credit Exposure		Sheet		Sheet

	(In millions of Won)
Commercial and industrial	W	33,558,497	W	15,800,896	W	17,757,601	W	62,729,823	W	35,616,698	W	27,113,125
Other commercial		23,749,602		9,351,818		14,397,784		30,947,577		17,377,842		13,569,735
Lease financing		635,871		635,871		—		1,091,330		1,091,330		—
Mortgage and home equity		11,764,699		11,539,104		225,595		20,901,790		20,517,109		384,681
Credit cards		10,589,972		2,762,961		7,827,011		23,319,345		6,112,409		17,206,936
Other consumer		6,489,013		4,961,738		1,527,275		17,947,253		14,579,758		3,367,495

	W	86,787,654	W	45,052,388	W	41,735,266	W	156,937,118	W	95,295,146	W	61,641,972

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

32.	Related Party Transactions

      A number of banking transactions are entered into with related parties in the normal course of business. These include trust accounts managed by the Group, and loans to executives, directors and affiliated parties.

Trust Accounts

      Under the Korean Trust Law and the Korean Trust Business Act, Shinhan Bank and Chohung Bank serve as trustees to the trust accounts in a trust management capacity in the normal course of business. See Note 34 for more information on trust accounts.

Loans to Executives, Directors and Affiliated Parties

      The table below summarizes the changes in the amount of loans to executive officers, directors, director nominees, their immediate families and companies affiliated with the directors at December 31:

	2002		2003

	(In millions of Won)
Loans at beginning of the year	W	213,185	W	194,008
New loans		2,244		40,867
Repayments		(21,421)		(102,465)

Loans at end of the year	W	194,008	W	132,410

      The outstanding balances at December 31, and the related income and expenses for the years ended for related party transactions are as follows:

	2001				2002				2003

			Executives,				Executives,				Executives,
			Directors and				Directors and				Directors and
	Trust		Affiliated		Trust		Affiliated		Trust		Affiliated
	Accounts		Parties		Accounts		Parties		Accounts		Parties

	(In millions of Won)
Loans	W	—	W	213,185	W	—	W	194,008	W	—	W	132,410
Accrued expenses and other assets		195,497		—		127,381		—		27,659		—
Short-term borrowings		856,543		—		338,950		—		859,974		—
Other liabilities		265		—		626		—		—		—
Other interest income		15,304		—		1,388		—		—		—
Net trust management fees		129,850		—		120,268		—		50,177		—
Interest expense on short-term borrowings		11,690		—		9,401		—		10,910		—

33.	Segment Reporting

      For management reporting purposes, the Group’s business segment results are reported to management under Korean GAAP. The Group is organized into six major business segments through its two primary distribution channels for the Group’s financial products and services consisting of Shinhan Bank and Chohung Bank acquired in August 2003: retail banking, corporate banking, securities brokerage services, credit card, treasury and securities investment of Shinhan Bank and treasury and international business for Chohung Bank, and other banking services. The Group’s reportable segments are based on the nature of the products

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and services provided, the type or class of customers, and the Group’s management organization, and provide the basis on which the Group reports its primary segment information:

•	Retail banking — Activities within this segment include savings and demand deposits, consumer loans and mortgages of individual customers and sole proprietors who borrowed 1,000 million Won or less.

•	Corporate banking — Activities within this segment include loans, overdrafts, other credit facilities, deposits in foreign currencies and other foreign currency activities. The corporate banking segment’s assets and liabilities are mainly from transactions with customers including small and medium sized private companies, publicly traded enterprises and sole proprietors who borrowed more than 1,000 million Won.

•	Securities brokerage services — Activities within this segment include a full range of brokerage services, investment advice and financial planning to retail customers, and various investment banking services to corporate customers conducted through Good Morning Shinhan Securities.

•	Credit card — Activities within this segment include processing domestic as well as overseas credit and debit card operations conducted through Shinhan Card and Chohung Bank. The credit card segment’s assets and liabilities are mainly from transactions with individual or corporate cardholders and card merchants.

•	Treasury and securities investment — Activities within this segment include Shinhan Bank’s internal asset and liability management, proprietary trading in securities and derivatives, and proprietary investment in security portfolios using Shinhan Bank’s capital.

•	Treasury and international business — Activities within this segment include Chohung Bank’s internal asset and liability management, proprietary trading in securities and derivatives, proprietary investment in security portfolios using Chohung Bank’s capital, and operation of Chohung Bank’s overseas branches.

•	Other banking services — Activities within this segment include Shinhan Bank’s impaired loan management, administration of Shinhan Bank and Chohung Bank operations, and operation of Shinhan Bank’s overseas branches.

      Other operations of the Group comprise activities of the holding company and other subsidiaries such as Jeju Bank and Shinhan Capital, none of which constitutes a separately reportable segment.

      Operating revenues and expenses and interest income and expense, related to both third party and intersegment transactions, are included in determining the operating earnings of each respective segment. The provision for income tax is comprised of corporate income tax and resident tax surcharges. The income tax expenses are allocated to the respective segment based upon performance.

      Transactions between the business segments are reflected on terms established by management.

      The Group continuously assesses its assumptions, methodologies and reporting classifications to better reflect the nature and activities of the Group’s business segments. The Group’s business segments for the year ended December 31, 2003 have not changed, except that the Group added Chohung Bank’s business segments upon its acquisition in August 2003. The Group operates and evaluates business segments of Shinhan Bank and Chohung Bank separately. The Group’s business segment results for the year ended December 31, 2003 include the results of Chohung Bank’s business segments from September 1, 2003 to December 31, 2003.

SHINHAN FINANCIAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Information about reporting segments at and for the years ended December 31, is as follows:

	2001

	Shinhan Bank								Holding Company and Other Subsidiaries

					Treasury and		Other		Securities
	Retail		Corporate		Securities		Banking		Brokerage		Credit
	Banking		Banking		Investment		Services		Services		Card		Other

	(In millions of Won)
Net interest income	W	611,506	W	390,068	W	74,282	W	73,461	W	5,434	W	223,416	W	41,269
Noninterest income		187,219		248,144		495,169		176,649		136,199		261		245,133

Total revenues		798,725		638,212		569,451		250,110		141,633		223,677		286,402
Provision for loan losses		22,938		286,957		(17,895)		214,368		1,833		46,630		52,493
Provision for guarantees and acceptances		296		659				(7)
Noninterest expense		343,141		242,265		508,291		244,618		114,746		28,284		30,451
Depreciation and amortization		24,640		3,026		650		35,368		4,915		208		14,494

Net income (loss) before tax		407,710		105,305		78,405		(244,237)		20,139		148,555		188,964
Income tax (expense) benefit		105,513		40,355		33,317		(76,334)		6,356		45,752		(10,139)

Net income (loss)		302,197		64,950		45,088		(167,903)		13,783		102,803		199,103
US GAAP adjustments		(109,324)		275,188		(33,239)		16,668		58,573		(27,094)		(217,089)
Intersegment transactions		(63,918)		62,686		32,455		9,656		168		3		(68,699)

Consolidated net income (loss)		128,955		402,824		44,304		(141,579)		72,524		75,712		(86,685)

Segments’ total assets	W	15,532,959	W	13,775,095	W	19,305,867	W	2,645,333	W	631,405	W	2,096,790	W	5,407,660

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2001

	Subtotal		US		Inter-
	Before		GAAP		Segment
	Elimination		Adjustments		Transactions(1)		Total

	(In millions of Won)
Net interest income	W	1,419,436	W	(76,341)	W	(87,617)	W	1,255,478
Noninterest income		1,488,774		(234,482)		(622,463)		631,829

Total revenues		2,908,210		(310,823)		(710,080)		1,887,307
Provision for loan losses		607,324		(275,950)		80,113		411,487
Provision for guarantees and acceptances		948		(7,632)				(6,684)
Noninterest expense		1,511,796		(69,740)		(747,261)		694,795
Depreciation and amortization		83,301		(12,941)		(2,046)		68,314

Net income (loss) before tax		704,841		55,440		(40,886)		719,395
Income tax (expense) benefit		144,820		91,757		(13,237)		223,340

Net income (loss)		560,021		(36,317)		(27,649)		496,055
US GAAP adjustments		(36,317)
Intersegment transactions		(27,649)

Consolidated net income (loss)		496,055						496,055

Segments’ total assets	W	59,395,109	W	(3,021,009)	W	(1,272,548)	W	55,101,552

Note:

(1)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management reporting system.

SHINHAN FINANCIAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002

	Shinhan Bank								Holding Company and Other Subsidiaries

					Treasury and		Other		Securities
	Retail		Corporate		Securities		Banking		Brokerage		Credit
	Banking		Banking		Investment		Services		Services		Card		Other

	(In millions of Won)
Net interest income	W	717,988	W	366,275	W	53,761	W	178,751	W	22,192	W	290,685	W	107,736
Noninterest income		205,415		274,594		683,418		168,857		559,424		253		718,694

Total revenues		923,403		640,869		737,179		347,608		581,616		290,938		826,430
Provision for loan losses		46,387		23,288		(20,379)		129,105		(5,679)		63,273		20,728
Provision for guarantees and acceptances		(523)		(8,351)				(544)
Noninterest expense		426,662		271,931		654,408		378,677		535,120		69,471		119,448
Depreciation and amortization		28,502		2,979		686		30,635		17,191				33,944

Net income (loss) before tax		422,375		351,022		102,464		(190,265)		34,984		158,194		652,310
Income tax (expense) benefit		92,761		104,457		44,590		(41,427)		11,288		47,040		11,461

Net income (loss)		329,614		246,565		57,874		(148,838)		23,696		111,154		640,849
US GAAP adjustments		(112,999)		115,726		159,619		4,284		(144,824)		(77,302)		(612,723)
Intersegment transactions		(110,051)		(82,360)		40,381		61,696		(1,247)		59,147		29,161

Consolidated net income (loss)		106,564		279,931		257,874		(82,858)		(122,375)		92,999		57,287

Segments’ total assets	W	21,255,161	W	19,005,811	W	14,300,455	W	4,327,975	W	1,570,244	W	2,473,694	W	8,572,749

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2002

	Subtotal		US		Inter-
	before		GAAP		Segment
	Elimination		Adjustments		Transactions(1)		Total

	(In millions of Won)
Net interest income	W	1,737,388	W	(233,938)	W	(73,278)	W	1,430,172
Noninterest income		2,610,655		(360,456)		(1,212,894)		1,037,305

Total revenues		4,348,043		(594,394)		(1,286,172)		2,467,477
Provision for loan losses		256,723		1,515		(22,019)		236,219
Provision for guarantees and acceptances		(9,418)		19,259				9,841
Noninterest expense		2,455,717		(121,737)		(1,126,539)		1,207,441
Depreciation and amortization		113,937		132,222		(141,921)		104,238

Net income (loss) before tax		1,531,084		(625,653)		4,307		909,738
Income tax (expense) benefit		270,170		42,566		7,580		320,316

Net income (loss)		1,260,914		(668,219)		(3,273)		589,422
US GAAP adjustments		(668,219)
Intersegment transactions		(3,273)

Consolidated net income (loss)		589,422						589,422

Segments’ total assets	W	71,506,089	W	(4,624,869)	W	(2,095,090)	W	64,786,130

Note:

(1)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management reporting system.

SHINHAN FINANCIAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2003

	Shinhan Bank												Chohung Bank

					Treasury &		Other		Securities								Treasury &				Other
	Retail		Corporate		Securities		Banking		Brokerage		Credit		Retail		Corporate		International		Credit		Banking
	Banking		Banking		Investment		Services		Services(1)		Card(2)		Banking		Banking		Business		Card		Services

	(In millions of Won)
Net interest income	W	781,600	W	433,993	W	64,630	W	211,695	W	34,272	W	321,686	W	418,054	W	62,404	W	(26,154)	W	236,974	W	(10,425)
Noninterest income		439,446		314,895		839,330		127,300		621,902		636		94,601		70,855		234,214		577		7,317

Total revenues		1,221,046		748,888		903,960		338,995		656,174		322,322		512,655		133,259		208,060		237,551		(3,108)
Provision for loan losses		63,765		272,639		(10,841)		109,753		(26)		235,936		150,000		180,030		—		199,454		300
Provision for guarantees and acceptance		—		—		—		(265)		—		—		—		(34,993)		—		—		—
Noninterest expense		562,619		261,096		851,750		344,475		564,012		176,449		296,062		33,330		249,639		120,378		39,686
Depreciation and amortization		34,971		3,194		592		33,385		23,575		—		36,962		13,385		11,106		6,785		7,119

Net income (loss) before tax		559,691		211,959		62,459		(148,353)		68,613		(90,063)		29,631		(58,493)		(52,685)		(89,066)		(50,213)
Income tax (expense) benefit		166,228		62,952		18,550		(37,997)		32,801		(239)		26,883		711		2,436		(8,370)		3,171

Net income (loss)		393,463		149,007		43,909		(110,356)		35,812		(89,824)		2,748		(59,204)		(55,121)		(80,696)		(53,384)
US GAAP adjustments		32,708		57,164		(37,207)		(8,013)		(2,633)		62,440		156,506		141,382		(116,432)		(22,170)		(45,687)
Intersegment transactions		(141,024)		(181,445)		9,971		209,100		15,387		114,660		—		(4,135)		20,345		—		—

Consolidated net income (loss)		285,147		24,726		16,673		90,731		48,566		87,276		159,254		78,043		(151,208)		(102,866)		(99,071)

Segments’ total assets	W	24,851,188	W	21,757,503	W	18,421,101	W	5,041,401	W	2,928,017	W	1,778,191	W	23,837,861	W	14,938,062	W	11,308,167	W	3,569,073	W	3,111,520

[Additional columns below]

[Continued from above table, first column(s) repeated]

Other
Credit Banking
Card Services

Net interest income	W	197,907	W	2,726,636	W	(401,139)	W	7,392	W	2,332,889
Noninterest income		495,552		3,246,625		(103,211)		(2,025,060)		1,118,354

Total revenues		693,459		5,973,261		(504,350)		(2,017,668)		3,451,243
Provision for loan losses		(8,797)		1,192,213		(168,544)		(12,303)		1,011,366
Provision for guarantees and acceptance		—		(35,258)		(10,521)		—		(45,779)
Noninterest expense		234,475		3,733,971		(6,667)		(2,011,384)		1,715,920
Depreciation and amortization		42,074		213,148		33,653		215		247,016

Net income (loss) before tax		425,707		869,187		(352,271)		5,804		522,720
Income tax (expense) benefit		3,042		270,168		11,040		(33,806)		247,402

Net income (loss)		422,665		599,019		(363,311)		39,610		275,318
US GAAP adjustments		(581,369)		(363,311)
Intersegment transactions		(3,249)		39,610

Consolidated net income (loss)		(161,953)		275,318						275,318

Segments’ total assets	W	14,979,278	W	146,521,362	W	(1,358,680)	W	(8,813,351)	W	136,349,331

Notes:

(1)	Securities brokerage business is conducted through Good Morning Shinhan Securities.

(2)	Credit card business is conducted through Shinhan Card.

(3)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management reporting system.

SHINHAN FINANCIAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Following is a reconciliation of the business segments’ total assets to the consolidated total assets at December 31.

	2002		2003

	(In millions of Won)
Segments’ total assets	W	71,506,089	W	146,521,362
US GAAP adjustments		(4,624,869)		(1,358,680)
Intersegment transactions		(2,095,090)		(8,813,351)

Consolidated total assets	W	64,786,130	W	136,349,331

      Following is a reconciliation of the business segments’ total revenues to the consolidated total revenues for the years ended December 31.

	2001		2002		2003

	(In millions of Won)
Segments’ total revenues	W	2,908,210	W	4,348,043	W	5,973,261
US GAAP adjustments		(310,823)		(594,394)		(504,350)
Intersegment transactions		(710,080)		(1,286,172)		(2,017,668)

Consolidated total revenues	W	1,887,307	W	2,467,477	W	3,451,243

      The adjustments presented in the tables above represent consolidated total assets and consolidated total revenues not specifically allocated to individual business segments.

      Geographic segment disclosures have been excluded as assets and revenues attributable to external customers in foreign countries are not significant.

34.	Trust Accounts

      In accordance with the Korean Trust Law and the Korean Trust Business Act, the Group acts as the trustee for the trust accounts held by the Group’s customers. In a trust management capacity, the Group is required to exercise due care in managing and preserving the trust assets. Trust accounts are recorded separately from the Group’s other banking related accounts and not included in the consolidated financial statements. The Group has both guaranteed and nonguaranteed trust accounts. For the guaranteed trust accounts, the Group is required to guarantee a certain percentage of return at maturity on the trust principal, as well as the trust principal in certain cases, deposited by the customers. Such guarantees are recognized as derivatives as discussed in Note 30. See Note 35 for a further discussion on the consolidation scope of the guaranteed trust accounts. For guaranteed and nonguaranteed trust accounts, the Group receives periodic trust management fees based on a certain percentage of assets under management.

35.	Variable Interest Entities

      The Group securitizes, sells and services primarily corporate and consumer loans. In certain situations, the Group also provides liquidity guarantees to investors in the beneficial interests and provides credit enhancements in the form of cash collateral accounts and standby letters of credit as discussed in Note 30.

      The Group recognized net gain of 191 million Won in 2001 included in noninterest income, and net loss of 109 million Won and 46,604 million Won in 2002 and 2003, respectively, included in noninterest expenses related to securitizations and sale of loans in which the Group has surrendered control.

      At December 31, 2003, the Group had 40,000 million Won of retained interests from securitizations. These retained interests represent senior notes included in available-for-sale securities for which there are quoted market prices.

SHINHAN FINANCIAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As discussed in Note 1, the Group transfers certain loans to its SPEs, and such SPEs created prior to January 31, 2003 are consolidated by the Group as of December 31, 2002 and 2003. At December 31, 2002 and 2003, assets of these consolidated SPEs were approximately 1,141,984 million Won and 377,509 million Won, respectively.

      The Group consolidated the SPEs to which it transferred certain loans after January 31, 2003 because these SPEs are VIEs in which the Group is the primary beneficiary. At December 31, 2003, the Group’s consolidated balance sheet included 1,134,521 million Won of assets representing 1,133,633 million Won of loans and 888 million Won of other assets and 456,086 million Won of long-term debt related to the SPEs to which the Group transferred certain loans after January 31, 2003. The holders of long-term debt of these consolidated SPEs have no recourse against the Group’s assets, and have recourse only to the assets held by these consolidated SPEs.

      The Group consolidated the investment trust in which the Group’s holds beneficial certificates as investments created after January 31, 2003 because these investment trusts are VIEs in which the Group is the primary beneficiary. At December 31, 2003, the Group’s consolidated balance sheet included 77,576 million Won of securities in these investment trusts created after January 31, 2003.

      In connection with the Group’s acquisition of Chohung Bank in August 2003, the Group issued 900,000 million Won of RPS to Strider, a SPE created by the Group after January 31, 2003. Strider issued 900,000 million Won of long-term senior asset-backed securities to institutional investors. The senior asset-backed securities mature over the period of 2006 to 2010. The holders of senior asset-backed securities issued by Strider have recourse only against Strider, whose assets consist solely of RPS. The Group does not consolidate Strider because the Group is not the primary beneficiary of Strider.

      FIN 46 also requires disclosure of significant variable interests the Group has in VIEs for which it is not the primary beneficiary and thus not required to consolidate. The Group has significant involvement with certain SPEs that it does not or will not likely consolidate because it is not considered the primary beneficiary. These SPEs are structured by other third parties. In all cases, the Group does not absorb the majority of the SPEs’ expected losses nor does it receive a majority of the SPEs’ expected residual returns, or both. These SPEs facilitate client transactions, and the Group provides the SPEs with administration services and liquidity. The transactions with there SPEs are conducted at an arm’s length, and individual credit decisions are based upon the analysis of the specific SPE, taking into consideration of the quality of the underlying assets. The Group records and reports these transactions with the SPEs similar to any other third party transactions. For example, liquidity facilities provided to the SPEs are included in the Group’s credit-related commitments described in Note 30. Total assets of these SPEs at December 31, 2003 were approximately 7,930,910 million Won. No individual liquidity guarantee was considered a significant variable interest at December 31, 2003. However, at December 31, 2003, the Group’s maximum loss exposure associated with these SPEs, which is the total variable interest, is approximately 1,438,630 million Won. As most of these liquidity facilities expire without being drawn, the total variable interest in these SPEs is not, in the Group’s view, representative of the Group’s actual future funding requirement.

      The Group did not consolidate or deconsolidate any other significant VIEs created after January 31, 2003 in connection with the adoption of FIN 46, and accordingly, it did not have a material impact on the Group’s consolidated financial position or results of operations, other than as indicated above.

      In connection with the adoption of FIN 46R for the year ending December 31, 2004, it is reasonably possible that the Group’s guaranteed trust accounts, as discussed in Note 34, may be consolidated because the Group may deemed to be the primary beneficiary. These trust accounts are structured by the Group. In most cases, the Group absorbs the trust accounts’ principal losses by providing a guarantee of the trust account’s principal, but not the return on the principal amount invested. The assets held within guaranteed trust accounts, consisting mostly of Korean Treasury and governmental agency securities, totaled 2,891,565 million

SHINHAN FINANCIAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Won at December 31, 2003. The Group’s maximum exposure to loss related to such trusts amounted to 2,891,565 million Won, which is the total variable interest in these guaranteed trust accounts at December 31, 2003.

      The Group invests its own funds in beneficial certificates which represent ownership interests in investment trusts. These investment trusts invest primarily in debt securities issued by the Korean Treasury and governmental agencies. It is reasonably possible that the Group may consolidate these investment trusts in which the Group holds a majority of the outstanding beneficial certificates because the Group may deemed to be the primary beneficiary. The assets held in these investment trusts totaled 2,439,612 million Won at December 31, 2003, which also represents the Group’s maximum exposure to loss related to these investment trusts.

36.	Other Comprehensive Income

      The components of other comprehensive income and related tax effects for the years ended December 31 are as follows:

	Foreign		Net Unrealized		Accumulated
	Currency		Gain on		Other
	Translation		Available-for-		Comprehensive
	Adjustments		Sale Securities		Income

	(In millions of Won)
Balance at January 1, 2001	W	7,715	W	122,076	W	129,791
Foreign currency translation adjustment, net of tax effect of W 2,737		6,479		—		6,479
Net unrealized gain on available-for-sale securities, net of tax effect of W 11,476		—		27,164		27,164

Balance at December 31, 2001		14,194		149,240		163,434

Foreign currency translation adjustment, net of tax effect of W 2,619		(6,199)		—		(6,199)
Unrealized gain on available-for-sale securities, net of tax effect of W 332		—		787		787
Less: Reclassification adjustment for net realized gain included in income, net of tax effect W 37,034		—		87,661		87,661

Balance at December 31, 2002	W	7,995	W	62,366	W	70,361

Foreign currency translation adjustment, net of tax effect of W 742		(1,956)		—		(1,956)
Unrealized gain on available-for-sale securities, net of tax effect of W 5,518		—		14,549		14,549
Less: Reclassification adjustment for net realized gain included in income, net of tax effect W 9,428		—		24,858		24,858

Balance at December 31, 2003	W	6,039	W	52,057	W	58,096

37.	Subsequent Events

      On March 25, 2004, the Group approved at its general shareholders meeting dividend payments of 158,717 million Won or 600 Won per share of common stock, and 6,043 million Won on RCPS to be paid on March 25, 2004.

SHINHAN FINANCIAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In January 2004, creditors to LG Card Co., Ltd. (“LG Card”) agreed to a workout plan worth 5 trillion Won. As of December 31, 2003, the Group had total exposure of 312,168 million Won to LG Card in the form of loans and debt securities amounting to 292,198 million Won and 19,970 million Won, respectively. Included in the loans of 292,198 million Won are short-term collateralized loans of 216,700 million Won that were originally extended in November 2003 as agreed with other creditors of LG Card. As of December 31, 2003, the Group had a specific allowance for loan losses in the amount of 89,801 million Won against the loans to LG Card.

      In accordance with the workout plan agreed in January 2004 and subsequently modified, the Group extended the maturity of the short-term collateralized loans to December 2005 and extended new unsecured loans of 154,400 million Won to LG Card. Also, in connection with the workout plan, Shinhan Bank transferred 10,000 million Won of exposure in its performance-based trust account to the bank account in January 2004 and Chohung Bank also transferred 30,000 million Won of exposure in its performance-based trust account to bank account in February 2004.

      The Group converted LG Card loans and debt securities in the principal amount of 36,850 million won and 40,650 million won, respectively, into equity in February 2004 in accordance with the workout plan. The Group estimated that the aggregate loss on the debt-to-equity conversion would amount to 76,632 million Won, which was reflected in the net income for 2003. After the capital reduction in May 2004 at a rate of 43.4:1, additional debt-to-equity conversion from loans and debt securities, including the exposure transferred from the performance-based trust accounts of Chohung Bank, amounting to 10,050 million Won and 67,450 million Won, respectively, would occur later in 2004. The Group estimated that a loss of 58,435 million won would result from the conversion. Of the estimated 58,435 million Won loss, 38,228 million Won was related to loans and debt securities existed at December 31, 2003 and was reflected in the net income for 2003. The new loans in the amount of 154,400 million Won extended in 2004 would also be converted into equity of LG Card later in 2004, resulting in an estimated loss of 116,418 million Won. Following all such debt-to-equity conversions, the Group expects to own a 9.0% equity interest in LG Card.

      On May 17, 2004, the Group acquired 20% or 27,109,657 shares, of Chohung Bank’s outstanding minority common shares in cash at 3,500 Won per share through tender offer.

      On June 22, 2004, the Group acquired all the remaining outstanding minority common shares, 108,438,628 shares, of Chohung Bank through a share swap by issuing 14,682,590 new shares to increase the Group’s total outstanding common shares to 309,083,890 shares. The exchange ratio for the share swap was one common share of the Group in exchange for 7.38 shares of Chohung Bank common shares.

      Prior to the share swap, certain dissenting minority shareholders exercised their right to have Chohung Bank repurchase their shares at 3,067 Won per share. Accordingly, Chohung Bank purchased 66,363,126 treasury shares at an aggregate price of 203,536 million Won. Of the 14,682,590 common shares the Group issued, 8,985,567 shares were issued in exchange for the treasury shares of Chohung Bank.

      The voting rights associated with the exchanged common shares are currently restricted according to Article 48 of the Financial Service Modernization Act. These newly issued shares will be listed on the Korea Stock Exchange in July 2004.

      On June 9, 2003, the Group sold a 49% ownership in Shinhan Credit Information Co., Ltd. to LSH holding L.L.C, a wholly-owned subsidiary of Lone Star Fund, and converted Shinhan Credit Information into a joint venture with Lone Star Fund. On April 29, 2004, the Group decided to terminate this joint venture and to buy back Lone Star Fund’s 49% ownership in Shinhan Credit Information. The number of shares acquired is 294,000 shares, representing 49% of total outstanding shares of Shinhan Credit Information Co., Ltd. at the acquisition cost of 1,529 million Won. As a result of this buy-back transaction, the Group’s ownership in Shinhan Credit Information Co., Ltd. increased from 51% to 100%.

SHINHAN FINANCIAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Shinhan Bank sold 10.2% or 29,873,295 shares of total outstanding shares of the Group’s common stock at 627,339 million Won or 21,000 Won per share on March 3, 2004.

38.	Shinhan Financial Group Co., Ltd. (Parent Company)

      Shinhan Financial Group Co., Ltd. (the “Parent Company”) was incorporated on September 1, 2001 as the holding company for Shinhan Bank and other subsidiaries. The Parent Company coordinates the activities of its various subsidiaries to offer a comprehensive line of financial services to its customers, and serves as the primary source of funding for its nonbank subsidiaries including Good Morning Shinhan Securities, Shinhan Capital and Shinhan Card.

      Distributions of retained earnings of the Bank, Chohung Bank and Jeju Bank are restricted in order to meet the minimum capital ratio requirements under the FSC regulations. Also, retained earnings of the Bank, Chohung Bank and other subsidiaries of the Parent Company are restricted in accordance with the Bank Act of Korea, the Korean Commercial Law and other laws.

      In certain instances, the Parent Company provided guarantees to other financial institutions that provided funding to its subsidiaries.

      At December 31, 2003, the Parent Company has provided 50,000 million Won in guarantees, including any related interest, to a financial institution that provide financing to Good Morning Shinhan Securities.

      The cash dividends paid to the Parent Company by its subsidiaries and affiliates for the period from September 1, 2001 (date of incorporation) to December 31, 2001 and in each of the two years ended December 31, 2003 are as follows:

	2001		2002		2003

	(In millions of Won)
Cash dividends paid by:
Consolidated subsidiaries	W	—	W	638,287	W	200,270
Equity method investees		—		2,484		4,835

Total	W	—	W	640,771	W	205,105

SHINHAN FINANCIAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Parent Company’s condensed balance sheets as of December 31, 2002 and 2003, and the related condensed statements of income and cash flows for the period from September 1, 2001 (date of incorporation) to December 31, 2001 and for each of the two years ended December 31, 2003 are as follows:

Condensed Balance Sheets

	2002		2003

	(In millions of Korean Won,
	except per share data)
ASSETS
Deposits with banking subsidiary	W	10,613	W	5,353
Available-for-sale securities		1,089		—
Advances to, and receivables from, subsidiaries Banking subsidiaries		50,000		70,000
Non banking subsidiaries		719,127		1,874,905
Investment (at equity) in subsidiaries Banking subsidiaries		2,478,446		5,273,312
Non banking subsidiaries		763,440		665,344
Other assets		18,706		47,887

Total assets	W	4,041,421	W	7,936,801

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt	W	768,042	W	3,570,104
Accrued expenses and other liabilities		10,772		260,165

Total liabilities		778,814		3,830,269

Redeemable convertible preferred stock		—		711,134
Stockholders’ equity		3,262,607		3,395,398

Total liabilities, redeemable convertible preferred stock and stockholder’s equity	W	4,041,421	W	7,936,801

SHINHAN FINANCIAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Statements of Income

	2001		2002		2003

	(In millions of Korean Won,
	except per share data)
Income
Dividends from banking subsidiaries	W	—	W	623,780	W	185,896
Dividends from non banking subsidiaries		—		16,991		—
Interest income from banking subsidiaries		—		6,581		6,007
Interest income from non banking subsidiaries		747		18,027		91,819
Other interest income		—		352		961
Other income		1		14,808		735

Total income		748		680,539		285,418
Expenses
Interest expense		1,089		21,632		136,889
Salaries and employee benefits		1,743		7,927		9,998
Other non interest expense		1,476		9,930		16,712

Total expenses		4,308		39,489		163,599

Income (loss) before income tax expense and undistributed net income (loss) of subsidiaries		(3,560)		641,050		121,819
Income tax expense		437		3,423		5,682

Income (loss) before undistributed net income (loss) of subsidiaries		(3,997)		637,627		116,137
Equity in undistributed net income (loss) of subsidiaries Banking subsidiaries		96,794		154,684		252,766
Non banking subsidiaries		51,021		(202,889)		(93,585)

Net income	W	143,818	W	589,422	W	275,318

SHINHAN FINANCIAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Statements of Cash Flows

	2001		2002		2003

	(In millions of Korean Won)
Cash flows from operating activities
Net income	W	143,818	W	589,422	W	275,318
Less: Net income (loss) of subsidiaries		(147,815)		(592,567)		(345,077)

Parent Company net income (loss)		(3,997)		(3,145)		(69,759)
Depreciation on premises and equipment		173		513		696
Grant of stock options		—		4,625		6,802
Cash dividends from subsidiaries		—		640,771		185,896
Loss on disposition of investment (at equity) in subsidiaries		—		—		378
Loss (gain) on disposition of available-for-sales securities		—		(11,159)		1,755
Interest expense on debentures		92		1,147		10,925
Other interest expense		—		28		32,011
Other assets, net		(8,142)		(14,843)		(35,921)
Accrued expenses and other liabilities, net		1,701		9,071		166,385

Net cash provided by (used in) operating activities		(10,173)		627,008		299,168

Cash flows from investing activities
Net change in deposits with banking subsidiaries		(712)		(9,901)		5,260
Advances to, and receivables from, subsidiaries		(147,200)		(625,572)		(1,176,009)
Purchases of investment (at equity) in subsidiaries		(8,781)		(466,152)		(1,128,423)
Disposition of investment (at equity) in subsidiaries		—		23,631		1,529
Available-for-sales securities:
Purchases		—		(1,785)		—
Proceeds from sales		—		—		1

Net cash provided by (used in) investing activities		(156,693)		(1,079,779)		(2,297,642)

Cash flows from financing activities
Proceeds from issuance of long term debt		166,866		623,583		2,146,129
Repayments of long term debt		—		(20,000)		(17,666)
Proceeds from issuance of common stock and stock related awards		—		—		27,504
Cash dividends paid		—		(150,812)		(157,493)

Net cash provided by (used in) financing activities		166,866		452,771		1,998,474

Net increase (decrease) in cash on hand		—		—		—
Cash on hand at the beginning of the period		—		—		—

Cash on hand at the end of the period	W	—	W	—	W	—

Cash on hand paid for interest	W	998	W	20,457	W	93,952
Cash paid for income taxes		—		—		—

INDEX OF EXHIBITS

1.1	Articles of Incorporation (in English).*
2.1	Form of Common Stock Certificate (in English and Korean).**
2.2	Form of Deposit Agreement to be entered into among Shinhan Financial Group, Citibank, N.A., as depositary, and all owners and holders from time to time of American depositary receipts issued thereunder, including the form of American depositary receipt.**
2.3	Long-term debt instruments of Shinhan Financial Group, Shinhan Bank and other consolidated subsidiaries for which financial statements are required to be filed are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Shinhan Financial Group agrees to furnish the Commission on request a copy of any instrument defining the rights of holders of its long-term debt and that of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.**
4.1	Stock Purchase Agreement by and between Korea Deposit Insurance Corporation and Shinhan Financial Group dated July 9, 2003.***
4.2	Investment Agreement by and between Shinhan Financial Group and Korea Deposit Insurance Corporation dated July 9, 2003.**
4.3	Agreed Terms, dated June 22, 2004, by and among the President of Korea Deposit Insurance Corporation, CEO of Shinhan Financial Group, CEO of Chohung Bank, Chairman of the National Financial Industry Labor Union of Korea and the Head of the Chohung Bank Chapter of the National Financial Industry Labor Union.**
8.1	List of all Subsidiaries of Shinhan Financial Group.**
12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act.
12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act.
13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350).
13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350).
15.1	Korean Financial Holding Company Act (in English and Korean).**
15.2	Korean Bank Act (in English and Korean).**
15.3	Korean Commercial Code (in English and Korean).**
15.4	Korean Securities and Exchange Act (in English).*
15.5	Korean Trust Business Act (in English and Korean).**
15.6	Korean Specialized Credit Financial Business Act (in English).*

*	A fair and accurate translation from Korean into English.

**	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003.

***	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003. Confidential treatment has been requested for certain portions of the Stock Purchase Agreement.