Form 20-F
period 2004-12-31
SHINHAN FINANCIAL GROUP CO LTD
filed 2005-06-30
CIK 1263043

As filed with the Securities and Exchange Commission on June 30, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission File Number:        -

Shinhan Financial Group Co., Ltd.
(Exact name of registrant as specified in its charter)

N/A	The Republic of Korea
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

120, 2-Ga, Taepyung-Ro, Jung-Gu
Seoul 100-102, Korea
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:

Common stock, par value Won 5,000 per share	New York Stock Exchange*
American depositary shares	New York Stock Exchange

*	Not for trading, but only in connection with the listing of American depositary shares on the New York Stock Exchange, pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
      Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report:
319,319,011 shares of common stock, par value of Won 5,000 per share
      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:
Yes ☑                    No ☐
      Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐          Item 18 ☑

		Page

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	284
ITEM 14.	MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	284
ITEM 15.	CONTROLS AND PROCEDURES	284
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	284
ITEM 16B.	CODE OF ETHICS	285
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	285
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	286
ITEM 17.	FINANCIAL STATEMENTS	286
ITEM 18.	FINANCIAL STATEMENTS	286
ITEM 19.	EXHIBITS	286
INDEX TO FINANCIAL STATEMENT		F-1
INDEX OF EXHIBITS		E-1
EX-8.1 LIST OF ALL SUBSIDIARIES
EX-12.1 CERTIFICATIONS OF CEO PER RULE 13A-14(A)
EX-12.2 CERTIFICATIONS OF CFO PER RULE 13A-14(A)
EX-13.1 CERTIFICATIONS OF CEO PER RULE 13A-14(B)
EX-13.2 CERTIFICATIONS OF CFO PER RULE 13A-14(B)
EX-15.1 KOREAN FINANCIAL HOLDING COMPANIES ACT
EX-15.4 KOREAN SECURITIES AND EXCHANGE ACT
EX-15.5 KOREAN TRUST BUSINESS ACT
EX-15.6 KOREA SPECIALIZED CREDIT FINANCIAL BUSINESS ACT
EX-15.7 KOREAN ACT ON BUSINESS

EXPLANATORY NOTE
      On August 19, 2003, we acquired 80.04% of the outstanding common shares of Chohung Bank. In December 2003, our ownership increased to 81.15% following our additional capital injection of W200 billion. In June 2004, we acquired the remaining 18.85% of the outstanding shares of Chohung Bank that we previously did not own through a cash tender offer followed by a small-scale share swap pursuant to Korean law. See “Item 4. Information on the Company — Our Acquisition of Chohung Bank”. We delisted Chohung Bank from the Stock Market Division of the Korea Exchange on July 2, 2004. However, we will not combine or merge the operations of Chohung Bank with those of our other principal banking subsidiary, Shinhan Bank, for a period of three years following the acquisition. Our consolidated financial statements as of and for the year ended December 31, 2003 include Chohung Bank as of and for the period from September 1, 2003 to December 31, 2003. Unless otherwise indicated, the income statement information and other data relating to the results of operations of Chohung Bank in 2003 refer to the results of operations of Chohung Bank for the period from September 1, 2003 to December 31, 2003. However, in those areas where we have not fully integrated the operations of Chohung Bank into ours, such as risk management, we have presented information about Chohung Bank separately from information about the rest of our group.
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
      In this document, unless otherwise indicated, all references to “Won” or “W” are to the currency of the Republic, and all references to “U.S. Dollars”, “Dollars”, “$” or “US$” are to the currency of the United States of America. Unless otherwise indicated, all translations from Won to Dollars were made at W1,035.10 to US$1.00, which was the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2004. On June 23, 2005, the Noon Buying Rate was W1,1010.50 = US$1.00. No representation is made that the Won or U.S. Dollar amounts referred to in this report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.
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
      All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
DIRECTORS AND SENIOR MANAGEMENT
      The names and positions of our directors and executive officers are set forth below. The business address of all of our directors and executive officers is our registered office at 120, 2-Ga Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea.
Executive Directors

Name	Position

Eung Chan Ra	Chairman of the Board of Directors and Head of the Board Steering Committee
In Ho Lee	President and Chief Executive Officer and a member of the Board Steering Committee
Young Hwi Choi	Executive Director
Non-Executive Directors

Name	Position

Young Seok Choi	Non-Executive Director; Audit Committee member
Yong Woong Yang	Non-Executive Director
Pyung Joo Kim	Outside Director; Board Steering Committee member; Head of Risk Management Committee; Compensation Committee member
Il Sup Kim	Outside Director; Head of Audit Committee; Compensation Committee member
Sang Yoon Lee	Outside Director; Audit Committee member; Compensation Committee member
Yoon Soo Yoon	Outside Director; Risk Management Committee member; Compensation Committee member
Shee Yul Ryoo	Outside Director; Board Steering Committee member; Compensation Committee member
Byung Hun Park	Outside Director; Board Steering Committee member
Young Hoon Choi	Outside Director
Dong Hyun Kwon	Outside Director; Audit Committee member
Si Jong Kim	Outside Director; Audit Committee member
Philippe Reynieix	Outside Director; Risk Management Committee member
      Non-executive directors are directors who are not our employees and do not hold executive officer positions in us. Outside directors are non-executive directors who also satisfies the requirements set forth under the Korea Securities and Exchange Act of 1976 to be independent of our major shareholders, affiliates and the management.

Executive Officers
      In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Position

Jae Woo Lee	Senior Executive Vice President of Subsidiary Management Team I, Integration Management Team and Integration Planning Team (Human Resource)
Chil Sun Hong	Senior Executive Vice President of Subsidiary Management Team II, Synergy Management Team, Audit & Compliance Team and Integration Planning Team (Business Process Reengineering, Basel II, and Customer Relation Management)
Byung Jae Cho	Chief Financial Officer and Senior Executive Vice President of Planning & Financial Management Team and Investor Relations Team
Baek Soon Lee	Senior Executive Vice President of Information & Technology Planning Team, Public Relations Team, General Service Team and Joint Procurement Planning Team
ADVISERS
      Certain legal matters in connection with the American depositary shares will be passed upon for us by Simpson Thacher & Bartlett LLP, at 425 Lexington Avenue, New York, New York, our United States counsel, and by Horizon Law Group, at Dabong Tower Building, 890-12, Daechi-dong, Kangnam-ku, Seoul 135-280, Korea, our Korean counsel.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
      Our independent auditors for the consolidated financial statements prepared under accounting principles generally accepted in the United States of America, or U.S. GAAP, were as follows.

Name	Period	Address	Membership in Professional Bodies

Samil PricewaterhouseCoopers	As of and for the years ended December 31, 2002 and 2003	Kukje Center Building 15th Floor 191 Hangangro 2ga, Yongsan-gu, Seoul, Korea	Korean Institute of Certified Public Accountants
KPMG Samjong Accounting Corp.	As of and for the year ended December 31, 2004	Star Tower 10th Floor 737 YeokSam-dong, KangNam- gu, Seoul 135-984 Korea	Korean Institute of Certified Public Accountants

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
      Not applicable.

ITEM 3.	KEY INFORMATION
SELECTED FINANCIAL DATA
Selected Consolidated Financial and Operating Data Under U.S. GAAP
      The selected consolidated financial data set forth below for the years ended December 31, 2002, 2003 and 2004 and as of December 31, 2002, 2003 and 2004 have been derived from our consolidated financial statements which have been prepared in accordance with U.S. GAAP.
      You should read the following data with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included in “Item 18. Financial Statements”. Historical results do not necessarily predict the future.

Consolidated Income Statement Data

	Year Ended December 31,

	2001		2002		2003		2004		2004

	(In billions of Won and millions of US$,
	except per common share data)
Interest and dividend income	W	3,694	W	3,735	W	5,331	W	7,712	$7,450
Interest expense		2,439		2,305		2,998		4,138	3,997

Net interest income		1,255		1,430		2,333		3,574	3,453
Provision for loan losses		411		236		1,011		195	188
Provision for guarantees and acceptances		(6)		10		(46)		(60)	(58)
Noninterest income		632		1,037		1,118		2,092	2,021
Noninterest expense		828		1,302		1,937		3,152	3,045
Income tax expense		223		320		248		764	739
Minority interest		(1)		10		26		153	148

Income before extraordinary item and effect of accounting change		432		589		275		1,462	1,412
Extraordinary gain		64		—		—		28	27
Cumulative effect of a change in accounting principle, net of taxes		—		—		—		(23)	(22)

Net income	W	496	W	589	W	275	W	1,467	$1,417

Net income per common shares (in currency unit):
Net income — basic(1)	W	1,948	W	2,246	W	1,024	W	4,875	$4.71
Net income — diluted(2)		1,663		2,243		984		4,347	4.20
Weighted average common shares outstanding-basic (in thousands of common shares)		254,680		262,480		262,987		292,465
Weighted average common shares outstanding-diluted (in thousands of common shares)		299,215		262,812		279,745		337,479

Notes:

(1)	Basic earnings per share are calculated by dividing the net income available to common stockholders by the weighted average number of common shares issued and outstanding for the period.

(2)	Diluted earnings per share are computed in a manner consistent with that of basic earnings per share, while giving effect to the potential dilution that could occur if convertible securities, options or other contracts to issue common stock were converted into or exercised for common stock. We have three categories of potentially dilutive common shares: (i) shares issuable on exercise of stock option, (ii) shares issuable on bond with warrants and (iii) shares issuable on conversion of preferred shares.

Consolidated Balance Sheet Data

	As of December 31,

	2001		2002		2003		2004		2004

	(In billions of Won and millions of US$,
	except per common share data)
Assets
Cash and cash equivalents	W	580	W	282	W	1,897	W	2,444	$2,361
Restricted cash		678		1,365		3,662		3,301	3,189
Interest-bearing deposits in banks		255		125		409		220	213
Call loans and securities purchased under resale agreements		1,816		576		1,898		1,591	1,537
Trading assets:
Trading securities and other		858		926		2,857		4,639	4,481
Derivatives assets		98		139		520		1,678	1,621
Securities:
Available-for-sale securities		7,087		8,737		18,099		18,108	17,494
Held-to-maturity securities		6,038		4,408		3,605		3,099	2,994
Loans (net of allowance for loan losses of W720 billion in 2001, W996 billion in 2002, W3,631 billion in 2003 and W2,311 billion in 2004)		32,997		44,139		91,791		94,868	91,651
Customers’ liability on acceptances		1,566		928		2,365		2,012	1,944
Premises and equipment, net		530		828		2,003		1,848	1,786
Goodwill and intangible assets		4		219		1,676		1,660	1,604
Security deposits		390		466		966		968	935
Other assets		2,205		1,648		4,601		7,072	6,832

Total assets	W	55,102	W	64,786	W	136,349	W	143,508	$138,642

Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Interest-bearing	W	31,036	W	35,886	W	82,161	W	79,934	$77,223
Non-interest-bearing		1,184		1,163		1,328		2,746	2,653
Trading liabilities		119		131		513		1,758	1,698
Acceptances outstanding		1,566		928		2,365		2,012	1,944
Short-term borrowings		5,759		6,994		11,204		10,954	10,582
Secured borrowings		4,088		4,706		6,316		6,308	6,094
Long-term debt		4,876		8,235		21,218		23,617	22,816
Accrued expenses and other liabilities		3,562		3,193		6,555		9,713	9,385

Total liabilities		52,190		61,236		131,660		137,042	132,395

Minority interest		2		288		583		66	63
Redeemable convertible preferred stock		—		—		711		736	711
Stockholders’ equity:
Common stock		1,462		1,462		1,472		1,596	1,542
Additional paid-in capital		1,041		1,048		1,073		1,658	1,602
Retained earnings		638		1,077		1,189		2,456	2,373
Accumulated other comprehensive income, net of taxes		164		70		58		158	153
Less: treasury stock, at cost		(395)		(395)		(397)		(204)	(197)

Total stockholders’ equity		2,910		3,262		3,395		5,664	5,473

Total liabilities, minority interest, redeemable convertible preferred stock and stockholders’ equity	W	55,102	W	64,786	W	136,349	W	143,508	$138,642

Dividends

	Year Ended December 31,

	2000(1)		2001(2)		2002(3)		2003(3)		2004(3)

	(In Won and US$, except ratios)
U.S. GAAP:
Cash dividends per common stock:(4)
In Korean Won	W	400	W	750	W	600	W	600	W	600
In U.S. dollars		$0.34		$0.63		$0.50		$0.50		$0.50
Cash dividends per preferred stock
In Korean Won		N/A		N/A		N/A		N/A	W	135.12
In U.S. dollars		N/A		N/A		N/A		N/A		$0.13
Stock dividends per common stock(4)		—		—		—		—		—
Korean GAAP:
Cash dividends per common stock:(5)
In Korean Won	W	750	W	600	W	600	W	600	W	600
In U.S. dollars		$0.63		$0.50		$0.50		$0.50		$0.50
Dividend ratio(6)		15.00%		12.00%		12.00%		12.00%		12.00%
Cash dividends per preferred stock:
In Korean Won	W	50		N/A		N/A		N/A	W	857
In U.S. dollars		$0.04		N/A		N/A		N/A		$0.83
Dividend ratio(6)		1.00%		N/A		N/A		N/A		17.14%
Stock dividends per common stock(5)		—		—		—		—		—

N/A = not available.
Notes:

(1)	Represents dividends declared on common stock of Shinhan Bank.

(2)	Under U.S. GAAP, represents dividends declared on common stock of Shinhan Bank for the year ended December 31, 2000. Under Korean GAAP, represents dividends accrued in the period to which relates for the year ended December 31, 2001.

(3)	Represents dividends declared on common stock of Shinhan Financial Group for the year ended December 31, 2002, 2003 and 2004.

(4)	Represents dividends declared on common stock of Shinhan Financial Group in 2001 and 2002.

(5)	Represents dividends accrued in the period to which Shinhan Bank relates for 2000, represents dividends accrued in the period to which Shinhan Financial Group relates for the year ended December 31, 2001, and represents dividends declared on common stock of Shinhan Financial Group in 2002, 2003 and 2004. In connection with our holding company restructuring in 2001, common stock of Shinhan Bank was exchanged for common stock of Shinhan Financial Group on a 1:1 ratio.

(6)	Dividends declared and paid as a percentage of par value of W5,000 per share.

Selected Statistical Information

Profitability Ratios

	Year Ended December 31,

	2001	2002	2003	2004

	(Percentages)
Net income as a percentage of:
Average total assets(1)	0.94%	0.94%	0.29%	1.01%
Average stockholders’ equity(1)(2)	16.14	15.99	8.83	31.44
Including redeemable convertible preferred stock(3)	N/A	N/A	8.15	27.22
Including redeemable convertible preferred stock and redeemable preferred stock(3)	N/A	N/A	8.24	22.73
Dividend payout ratio(4)	38.91	25.59	57.20	15.87
Net interest spread(5)	2.28	2.39	2.48	2.63
Net interest margin(6)	2.66	2.58	2.65	2.78
Efficiency ratio(7)	43.88	52.78	56.13	55.63
Cost-to-average assets ratio(8)	1.57	2.08	2.01	2.18
Equity to average asset ratio(9):	5.84	5.89	3.24	3.22
Including redeemable convertible preferred stock(3)	N/A	N/A	3.51	3.72
Including redeemable convertible preferred stock and redeemable preferred stock(3)	N/A	N/A	4.04	4.83

N/A = Not applicable.
Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank, Chohung Bank and Jeju Bank and (b) quarterly balances for other subsidiaries.

(2)	Does not include the redeemable preferred stock or the redeemable convertible preferred stock described below.

(3)	As consideration for our acquisition of Chohung Bank, on August 18, 2003, we issued to the Korea Deposit Insurance Corporation (i) 46,583,961 shares of our Redeemable Preferred Stock and (ii) 44,720,603 shares of our Redeemable Convertible Preferred Stock, which were convertible into 12.28% of our common shares as of December 31, 2004. Pursuant to the terms of the Redeemable Preferred Stock issued to Korea Deposit Insurance Corporation, we are required to redeem such shares in five equal annual installments commencing three years from the date of issuance. These Redeemable Preferred Stock are treated as debt under U.S. GAAP. Pursuant to the terms of the Redeemable Convertible Preferred Stock, we are required to redeem the full amount of such shares outstanding five years from the date of issuance to the extent not converted into our common shares. Each share of Redeemable Convertible Preferred Stock is convertible into one share of our common stock. The dividend ratios on the Redeemable Preferred Stock and the Redeemable Convertible Preferred Stock are 4.04% and 2.02%, respectively. In August 2003, we also raised W900 billion in cash through the issuance of 6,000,000 shares of redeemable preferred stock, all of which were sold in the domestic fixed-income market through Strider Securitization Specialty Co., Ltd., a special purpose vehicle. These redeemable preferred shares have terms that are different from the redeemable preferred shares issued to Korea Deposit Insurance Corporation. We are required to redeem these preferred shares issued to the special purpose vehicle in three installments in 2006, 2008 and 2010. See “Item 4. Information on the Company — Our Acquisition of Chohung Bank — Liquidity and Capital Resources” and “Item 10. Additional Information — Articles of Incorporation — Description of Capital Stock — Description of Redeemable Preferred Stock”.

(4)	Represents the ratio of total dividends declared on common stock as a percentage of net income.

(5)	Represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.

(6)	Represents the ratio of net interest income to average interest-earning assets.

(7)	Represents the ratio of noninterest expense to the sum of net interest income and noninterest income, a measure of efficiency for banks and financial institutions. Efficiency ratio may be reconciled to comparable line-items in our income statement for the periods indicated as follows:

	Year Ended December 31,

	2001		2002		2003		2004

	(In billions of Won, except percentages)
Non-interest expense(A)	W	828	W	1,302	W	1,937	W	3,152
Divided by
The sum of net interest income and noninterest income(B)		1,887		2,467		3,451		5,666
Net interest income		1,255		1,430		2,333		3,574
Noninterest income		632		1,037		1,118		2,092
Efficiency ratio ((A) as a percentage of(B))		43.88%		52.78%		56.13%		55.63%

(8)	Represents the ratio of noninterest expense to average total assets.

(9)	Represents the ratio of average stockholders’ equity (not including the redeemable preferred stock or the redeemable convertible preferred stock) to average total assets.

Asset Quality Ratios

	As of December 31,

	2001		2002		2003		2004

	(In billions of Won, except percentages)
Total loans	W	33,665	W	45,052	W	95,295	W	97,080
Total allowance for loan losses		720		996		3,631		2,311
Allowance for loan losses as a percentage of total loans		2.14%		2.21%		3.81%		2.38%
Total non-performing loans(1)	W	530	W	518	W	1,844	W	1,750
Non-performing loans as a percentage of total loans		1.57%		1.15%		1.94%		1.80%
Non-performing loans as a percentage of total assets		0.96%		0.80%		1.35%		1.22%
Impaired loans(2)	W	1,492	W	1,263	W	3,488	W	2,646
Allowance for impaired loans		385		480		1,349		885
Impaired loans as a percentage of total loans		4.43%		2.80%		3.66%		2.73%
Allowance for impaired loans as a percentage of impaired loans		25.80%		38.00%		38.68%		33.47%

Notes:

(1)	Non-performing loans are defined as those loans, both corporate and consumer, which are past due more than 90 days.

(2)	Impaired loans include loans that are classified as “substandard” or below according to the asset classification guidelines of the Financial Supervisory Commission, loans that are past due for 90 days or more and loans that qualify as “troubled debt restructurings” under U.S. GAAP.

Capital Ratios

	As of December 31,

	2001	2002	2003	2004

	(Percentages)
Requisite capital ratio(1)	134.43%	130.93%	118.41%	129.41%
Total capital adequacy ratio for Shinhan Bank(2)	11.99	10.92	10.49	11.94
Tier I capital adequacy ratio(2)	8.24	6.81	6.34	7.45
Tier II capital adequacy ratio(2)	3.75	4.11	4.15	4.49
Total capital adequacy ratio for Chohung Bank(3)	10.43	8.66	8.87	9.40
Tier I capital adequacy ratio(3)	5.91	4.61	4.47	4.99
Tier II capital adequacy ratio(3)	4.52	4.05	4.40	4.41
Adjusted equity capital ratio of Shinhan Card(4)	N/A	10.86	13.78	16.48

N/A = not applicable.
Notes:

(1)	We were restructured as a financial holding company on September 1, 2001 and became subject to minimum capital requirements as reflected in the requisite capital ratio. Under the guidelines issued by the Financial Supervisory Commission applicable to financial holding companies, we, at the holding company level, are required to maintain a minimum requisite capital ratio of 100%. Requisite capital ratio represents the ratio of net aggregate amount of our equity capital to aggregate amounts of requisite capital (all of which are described in “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy”). This computation is based on our consolidated financial statements in accordance with Korean GAAP.

(2)	Shinhan Bank’s capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Supervisory Commission, which was revised as of December 31, 2002 to take into account market risk as well as credit risk. The capital ratios as of December 31, 2002 were calculated using these revised guidelines. Under these guidelines, Shinhan Bank is required to maintain a minimum capital adequacy ratio of 8%. Applying the previous calculation, which only takes into account credit risks, Shinhan Bank’s total capital adequacy ratio as of December 31, 2002, 2003 and 2004 were 10.91%, 10.59% and 11.96%, respectively. This computation is based on Shinhan Bank’s consolidated financial statements prepared in accordance with Korean GAAP. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Banks — Capital Adequacy.”

(3)	Chohung Bank’s capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Supervisory Commission, which was revised in 2002 to take into account market risk as well as credit risk. The capital ratios as of December 31, 2004 were calculated using these revised guidelines. Under these guidelines, Chohung Bank is required to maintain a minimum capital adequacy ratio of 8%. Applying the previous calculation, which only takes into account credit risks, Chohung Bank’s total capital adequacy ratio as of December 31, 2003 and 2004 was 8.89% and 9.39%, respectively. This computation is based on the Chohung Bank’s consolidated financial statements prepared in accordance with Korean GAAP. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Banks — Capital Adequacy.”

(4)	Represents the ratio of total adjusted shareholders’ equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Supervisory Commission for credit card companies. Under these guidelines, Shinhan Card, which was established on June 4, 2002, is required to maintain a minimum adjusted equity capital ratio of 8%. This computation is based on Shinhan Card’s nonconsolidated financial statements prepared in accordance with Korean GAAP.

EXCHANGE RATES
      The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low

	(Won per US$1.00)
2000	1,267.00	1,130.90	1,267.00	1,105.50
2001	1,313.50	1,292.00	1,369.00	1,234.00
2002	1,186.30	1,250.31	1,332.00	1,160.60
2003	1,192.00	1,192.08	1,262.00	1,146.00
2004	1,035.10	1,139.30	1,195.10	1,035.1
2005 (through June 23)	1,010.50	1,014.80	1,058.00	997.00
January	1,026.90	1,038.00	1,058.00	1,024.00
February	1,000.90	1,023.10	1,044.00	1,000.90
March	1,015.40	1,007.80	1,023.90	997.50
April	997.00	1,010.10	1,019.00	997.00
May	1,005.00	1,001.80	1,009.00	997.00
June (through 23)	1,010.50	1,009.40	1,016.00	1,003.00

Note:

(1)	The average of the Noon Buying Rates over the relevant period.
      We have translated certain amounts in Korean Won, which appear in this document, into dollars for convenience. This does not mean that the Won amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated above, or at all. All translations from Won to dollars are based on the Noon Buying Rate in effect on December 31, 2004, which was W1,035.10 to US$1.00. The exchange rates used for convenience translations differ from the actual rates used in the preparation of our consolidated financial statements.

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
      Our loans to small- and medium-sized enterprises meeting the definition of such enterprises under the Basic Act on Small- and Medium-sized Enterprises and its Presidential Decree increased from W14,649 billion as of December 31, 2002 to W38,055 billion as of December 31, 2003 and to W38,713 billion as of December 31, 2004. These balances represent 32.5%, 40.0% and 39.9%, respectively, of our total loan portfolio as of December 31, 2002, 2003 and 2004. For a definition of small- and medium-sized enterprises, see “Item 4. Information on the Company — Business Overview — Our Principal Activities — Corporate Banking Services — Small- and medium-sized Enterprises Banking”. Non-performing loans to small- and medium-enterprises as described above were W159 billion as of December 31, 2002, W605 billion as of December 31, 2003 and W1,005 billion as of December 31, 2004, representing 1.09%, 1.59% and 2.60% of our total loans to small- and medium-sized enterprises as of December 31, 2002, 2003 and 2004.
      Since 2002, the industry-wide delinquency ratios for loans to small- and medium-sized enterprises have been rising under Korean GAAP. According to data compiled by the Financial Supervisory Service, the delinquency ratio (net of charge-offs, which has also increased significantly) for loans by Korean banks to small- and medium-sized enterprises increased from 1.9% as of December 31, 2001 to 3.2% as of May 31, 2004, the record-high to date. As of December 31, 2004, such delinquency ratio was 2.1%. The delinquency ratio for loans to small-and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal payments are overdue by one day or more or interest payments are over due by 14 days or more (if prior interest payments on a loan were made late on more than three occasions, in which case the loan is considered delinquent if interest payments are overdue by one day or more) to (2) the aggregate outstanding balance of such loans. Shinhan Bank’s delinquency ratio for such loans increased from 1.07% as of December 31, 2002 to 1.80% as of December 31, 2004 and Chohung Bank’s delinquency ratio for such loans increased from 1.53% as of December 31, 2002 to 2.21% as of December 31, 2004. In 2002, 2003 and 2004, under Korean GAAP, Shinhan Bank charged off loans to small-and medium-sized enterprises of W43 billion, W36 billion and W101 billion, respectively, while Chohung Bank charged off loans to small- and medium-sized enterprises of W49 billion, W73 billion and W255 billion, respectively. In addition, Chohung Bank sold loans to small- and medium-sized enterprises of W28 billion in 2002, none in 2003 and W357 billion in 2004. Shinhan Bank did not sell any of its loans to small- and medium-sized enterprises in 2002 and 2003, but sold W146 billion in 2004. Absent these charge-offs and loan sales, the delinquency ratios would have been higher.
      We have increased significant exposure to the real estate, leasing and service industry as it presented significant growth opportunities in recent years. Our loans to the real estate, leasing and service industry increased from W4,552 billion, or 8.99% of total corporate loans (Shinhan Bank and Chohung Bank combined), as of December 31, 2002 to W6,132 billion, or 11.34% of total corporate loans, as of December 31, 2003, and to W7,691 billion, or 14.08% of total corporate loans, as of December 31, 2004. In addition, our loans to the hotel and leisure industry as of December 31, 2003 and 2004 aggregated W1,977 billion and W2,082 billion, respectively, or 3.66% and 3.81%, respectively, of total corporate loans. However, the real estate, leasing and service industry and the hotel and leisure industry have been experiencing significant difficulties recently resulting in higher delinquencies and impairment. As of December 31, 2004, under Korean GAAP, the delinquency ratios for loans to the real estate, leasing and service industry were 2.67% for Chohung Bank and 1.53% for Shinhan Bank, in each case net of charge-offs and loan sales. As of December 31, 2004, under Korean GAAP, the delinquency ratios for loans to the hotel and leisure industry were 2.74% for Chohung Bank and 2.17% for Shinhan Bank, in each case net of charge-offs and loan sales. A continued deterioration in asset quality of loans to this industry sector may materially and adversely affect our financial condition and results of operations.
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

We may not be able to sustain the high rate of growth in our mortgage and home equity lending. In addition, we cannot assure that the asset quality of our mortgage and home equity loans, in particular the long-term mortgage and home equity loans, will not deteriorate.
      Over the past three years, mortgage and home equity lending was the largest contributor to the growth of our lending business. Our mortgage and home equity lending grew from W11,539 billion at December 31, 2002 to W20,517 billion at December 31, 2003 and to W22,180 billion at December 31, 2004. Such increase represents 20.5% of the overall increase in our loan portfolio over that period. Of our total consumer loan portfolio, 59.9%, 49.8% and 52.24% was attributable to mortgage and home equity lending as of December 31, 2002, 2003 and 2004, respectively. The volume of such lending is significantly dependent on, among other things, competitive conditions, real estate prices, interest rate levels and government policies affecting these markets. There can be no assurance that these factors will support continued significant growth of our mortgage and home equity lending business.
      Consistent with practices in the Korean banking sector, a substantial majority of our mortgage and home equity loans have maturity of one to three years and are renewable based on our credit decisions. Since early 2004, however, we have begun offering longer-term mortgage and home equity loans with maturities of ten to 30 years similar to those offered in the United States. As of December 31, 2004, we had W5,752 billion of such long-term mortgage and home equity loans outstanding, for which we established an allowance for loan losses of W5 billion. For mortgage and home equity loans, we establish allowances based on loss factors taking into consideration historical performance of the portfolio, previous loan loss history and charge-off information. Due to the limited history of extending these longer term mortgage and home equity loans, we cannot assure you that the allowances we have established against these loans will be sufficient to cover all future losses arising from these loans in the future. Although we adjust the loss factors derived from the migration analysis as appropriate to reflect the impact of any current conditions on loss recognition that has not been adequately captured by our historical analysis, no assurance can be given that we may adequately do so in time or at all.

A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.
      Borrowers’ houses, other real estate or securities secure substantial portions of our loans. As of December 31, 2004, the secured portion of Won-denominated loans of Shinhan Bank amounted to W27,033 billion, or 65.7% of such loans, and the secured portion of Won-denominated loans of Chohung Bank amounted to W15,921 billion, or 48.6% of such loans under Korean GAAP. No assurance can be given that the collateral value may not materially decline in the future. Until recently, it was Shinhan Bank’s general policy to lend up to 50%-70% of the appraised value of collateral, which appraisal value we believe was, in general, lower than the market value. Chohung Bank’s policy is to lend up to the estimated recovery value of the collateral, which Chohung Bank calculates based on the value of collateral published by the courts as recovered through court-approved auctions and further adjusted to take into account the existence of any lien or other security interest that is prior to Chohung Bank’s security interest. We believe that such estimated recovery value of the collateral is in general, lower than the market value. However, downturns in the real estate market as well as decreases in the value of securities collateral in the past have resulted at times in the principal amount of a number of loans exceeding the value of the underlying collateral. Declines in the value of securities and/or real estate prices in Korea that result in shortfalls in collateral values to loan amounts would require us to increase loan loss provisions and may have a material adverse effect on us. For a description of our collateral valuation policy, see “Item 4. Information on the Company — Description of Assets and Liabilities — Risk Management — Credit Risk Management of Shinhan Bank — Credit Evaluation and Approval — Consumer Loans” and “Item 4. Information on the Company — Business Overview — Our Principal Activities — Retail Banking Services — Consumer Lending Activities”.
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
      Our total consumer portfolio is comprised of three principal product types, namely mortgage and home equity loans, credit cards and other consumer loans (which include principally unsecured consumer loans). In recent years, credit card and other consumer lending, including lending to small unincorporated businesses, in Korea experienced significant growth as a result of government policies and a greater focus on these sectors by commercial banks and credit card companies. This growth, however, has led to industry-wide declines in overall credit quality, with increased delinquencies, provisions and charge-offs, as a result of, among other things, weak economic conditions as well as an increase in unemployment. The unemployment rates in Korea have changed from 3.4% as of December 31, 2003, to 3.2% as of December 31, 2004 and to 3.7% as of March 31, 2005.
      The amount of credit card loans has increased from W2,763 billion as of December 31, 2002 to W6,112 billion as of December 31, 2003 but decreased to W4,732 billion as of December 31, 2004. Our other consumer loans, on the other hand, have continued to increase from W4,962 billion as of December 31, 2002 to W14,580 billion as of December 31, 2003 and to W15,546 billion as of December 31, 2004. While the bulk of these increases resulted from our acquisition of Chohung Bank, the underlying portfolio growth at both Shinhan Bank and Chohung Bank has resulted in increasing delinquencies in this portion of our portfolio. While our delinquency ratio for total consumer loans decreased from 3.95% in 2002 to 2.04% in 2004, the credit card and other consumer loan sectors continue to experience credit quality problems and there can be no assurance that a continuation of these problems will not have a material adverse effect on our results of operations.
      In addition, due to the rapid increase in consumer debt in Korea in recent years, the Korean government has adopted a series of regulations designed to restrain the rate of growth in, and delinquencies of, cash advances, credit card loans and credit card usage generally and to strengthen the reporting of, and compliance with, credit quality indexes. In March 2002, the Financial Supervisory Commission imposed sanctions, ranging from warnings and administrative fines to partial business suspensions, on substantially all Korean credit card issuers as a result of alleged unlawful or unfair practices discovered during its industry-wide inspection. In March 2002, Chohung Bank was given a warning by the Financial Supervisory Commission for issuing credit cards to underaged customers. In late 2002, the Korean government enacted a number of changes to the laws governing the reporting by credit card issuers, including increasing the minimum allowance required, stated as a certain percentage of outstanding balance, and revising the calculation of delinquency ratios applicable to credit cards, which are performed on a Korean GAAP basis as described in “Item 5. Operating and Financial Review and Prospects — Reconciliation with Korean Generally Accepted Accounting Principles”. The Korean government may adopt further regulatory changes in the future that affect the credit card industry, which in turn may adversely affect our credit card operations. See “Item 4.

Information on the Company — Business Overview — Our Principal Activities — Credit Card Services”. In the consumer loan sector, the Korean government enacted a number of changes to laws governing retail lending volumes, including the lowering of maximum loan-to-value ratio of mortgage and home equity loans to 60%, and in certain cases to 40%. We believe that the Korean government will continue to announce regulatory changes restricting the growth of consumer loans, in particular, mortgage and home equity lending. These regulations may significantly reduce the level of our consumer lending and credit card operations that we engage and maintain in the future. The growth and profitability of our consumer lending and credit card operations may suffer materially as a result of these enforcement activities and regulations and proposed regulations.

Developments adversely affecting the business and liquidity of credit card companies in Korea may result in losses in respect of our exposure to such companies.
      Adverse developments in the credit card industry in recent years such as industry-wide increases in delinquencies and resulting increases in provisioning for loan losses have had a negative impact on investors’ perception of credit card companies in the Korean corporate debt market, thereby significantly limiting the ability of credit card companies to obtain financing through issuances of debt securities. According to a press release issued by the Financial Supervisory Commission, the average industry-wide delinquency ratio (defined as ratio of credit card balances that are delinquent for more than 30 days over total outstanding balances, including delinquent balances rewritten as credit card loans) of credit card companies in Korea was approximately 18.25% as of December 31, 2004. As a result, Korean credit card companies have been experiencing significant financial and liquidity difficulties. As of March 31, 2005, such delinquency ratio was reported to have decreased to 15.73%. As of December 31, 2004, we held debt and equity securities issued by credit card companies (including through asset-backed securitization) in the aggregate principal amounts of W356 billion and W183 billion, respectively, in our investment portfolio.
      As of December 31, 2004, we had loans outstanding to credit card companies in the aggregate principal amount of W538 billion. These loans, excluding loans extended to LG Card, are considered performing in accordance with our internal credit rating methodology and therefore we have not recognized a specific loan loss allowance against these loans. See “Item 4. Information on the Company — Description of Assets and Liabilities — Loans — Loan Concentrations — Exposures to the Credit Card Industry”. To the extent that financial and liquidity difficulties experienced by credit card companies are not resolved on a timely basis, the asset quality of our exposure to credit card companies may become significantly impaired, resulting in losses that are materially adverse to our financial condition and results of operations and capital adequacy.

The recent announcement by the Korean National Tax Service relating to the tax treatment of certain deposit products may adversely affect our financial condition and results of operations.
      Beginning in 2002, commercial banks in Korea, including Shinhan Bank and Chohung Bank, offered to their customers deposit products that utilize Korean Won and Japanese Yen swaps to maximize the return for such customers. According to the terms of these deposit products, deposits made by customers in Korean Won are converted into Japanese Yen and repaid in Japanese Yen at maturity. The repayment amount is then converted back into Korean Won. While these deposit products typically carry a low interest rate, ranging from 0.05% to 0.3% per annum, the actual return to the customers were higher as a result of foreign exchange gains. These deposit products are attractive to customers, in particular high net worth customers, since the gains from foreign exchange were deemed not to be interest subject to income tax. However, in May 2005, the Korean National Tax Service announced a recommendation in which it decided that these gains were taxable as interest income and that the banks should refile its tax returns to include the unwithheld amounts. In June 2005, the Korean National Tax Service made a follow-up announcement confirming this position by stating, among other things, foreign currency deposits disguised as derivative products would be subject to tax and tax withholding. Eight of the commercial banks in Korea, who are subject to this adverse tax treatment, have announced their intention to challenge the foregoing decision by the Korean National Tax Service while complying with the Tax Service’s information requests. As of June 1, 2005, Shinhan Bank and Chohung Bank would have been subject to a tax withholding liability of W17.2 billion and W1.5 billion, respectively.

      The commercial banks had marketed these deposit products to their customers on the basis that such deposit products were exempt from income tax or tax withholding. We believe that few, if any, of these customers have reported the gains from such deposit products as interest income subject to taxation in their tax returns. According to the Korean National Tax Service, these deposit customers are also responsible for including the income received from these deposits in their final individual tax returns relating to comprehensive financial taxable income. However, depending on the amount of income received from these products, the individual customers may be subject to (i) a higher tax rate on all of his or her taxable income, (ii) a fine for failing to properly report the interest income in an amount equal to 20% of the unreported amount, and (iii) a fine for failing to pay tax on such interest income in an amount equal to interest applied at a rate of 10.95% per annum to such unpaid tax amount. No assurance can be given that aggrieved customers will not bring claims against these commercial banks, including Shinhan Bank and Chohung Bank, if their tax liabilities are increased as a result of the foregoing events. Such claims, if there is merit, may lead to significant level of actual or contingent liabilities for us although we cannot ascertain the amount of such potential claims at this time. Such claims, to the extent material, may adversely affect our financial condition and results of operations.

We have significant exposure to LG Card, which is experiencing financial difficulties and which is in a workout program. If this program is not satisfactorily resolved, it may have a material adverse effect on us.
      LG Card, one of Korea’s largest credit card companies, has experienced significant liquidity and asset quality problems in recent years. In November 2003, the creditor banks of LG Card (including Shinhan Bank and Chohung Bank) agreed to provide a new W2 trillion credit facility, secured by credit card receivables, to enable LG Card to resume cash operations. Our portion of this commitment was W216.7 billion, consisting of W113.7 billion for Shinhan Bank and W103 billion for Chohung Bank. The maturity of this credit facility was extended to December 2005. Certain of LG Card’s creditor banks (including our subsidiaries) also agreed to extend the maturity of a portion of LG Card’s debt coming due in 2003 for one year, after the chairman of LG Group pledged his personal stake in LG Corporation, the holding company for the LG Group, LG Investment & Securities and LG Card as collateral to offset future losses of LG Card.
      After the failure to auction LG Card to a buyer in December 2003, the principal creditors of LG Card tentatively agreed to a rescue plan in January 2004 under which the Korea Development Bank would acquire a 25% (subsequently adjusted to 26%) interest in LG Card and the other creditors would collectively acquire a 74% (subsequently adjusted to 73%) ownership interest following the completion of several debt-to-equity swaps contemplated for 2004. In addition, the creditors agreed to form a normalization steering committee for LG Card to oversee LG Card’s business operations. An extraordinary shareholders’ meeting of LG Card was held in March 2004 and a new chief executive officer as well as directors nominated by the normalization steering committee were elected. In February 2004, the creditors exchanged indebtedness of W954 billion (including our portion of W77.5 billion) for shares constituting 54.8% of the outstanding share capital of LG Card. LG Group also funded an additional W800 billion to LG Card (in addition to a W200 billion capital contribution made in December 2003). In March 2004, the LG Group and the Korea Development Bank provided additional liquidity of W375 billion and W125 billion, respectively. In May 2004, LG Card completed a capital write-down of 97.7% of its outstanding common stock, which included the W954 billion converted into equity by the creditors in February 2004 (including our portion of W77.5 billion). In July 2004, the creditors also converted an additional W954 billion of indebtedness into equity of LG Card (including our portion of W77.5 billion) and W1.59 trillion of new loans extended to LG Card (including our portion of W154.4 billion) into equity of LG Card. In January 2005, the LG Group and the creditor banks provided additional liquidity of W1 trillion in the aggregate (including W25.3 billion for Shinhan Bank and W23.0 billion for Chohung Bank for our aggregate portion of W48.3 billion) and also reduced the interest rate from 7.5% per annum to 5.5% per annum as well as extending the maturity of existing indebtedness of LG Card. In March 2005, the maturity of the W2 trillion credit facility extended by the creditor financial institutions were further extended to December 2006, subject to four equal quarterly installment repayments in 2006. In addition, the terms of the collateral for this facility were amended. Prior to this amendment, the creditor financial institutions were entitled to receive the cash inflows from collection on such collateral.

LG Card was not required to maintain a minimum collateral ratio or to enhance its credit support through the provision of additional collateral. Thus, there was no guarantee against losses to the extent that collection results in a shortfall of the principal amount of the credit extended. As a result of the amendment, however, LG Card is entitled to the cash received from collection on condition that LG Card maintains a minimum collateral ratio of 105%. In March 2005, LG Card also completed a capital write-down of 81.8% of its outstanding common stock, which included the W2,417 billion of equity held by the creditors (including our portion of W216 billion).
      As of December 31, 2004, our total exposure to LG Card was W335 billion, including W148 billion of loans, W4 billion of debt securities and W183 billion of equity securities. We made an allowance for loan losses of W13 billion for the loans. As a result of the satisfactory progress on scheduled debt restructuring of LG Card, we recorded reversal of loan loss provisions of W77 billion and recognized securities impairment losses of W1 billion in 2004 in respect of our exposures to LG Card. In connection with the LG Card rescue plan, Shinhan Bank transferred W10 billion of exposure in its performance-based trust account to the bank account in January 2004 and Chohung Bank also transferred W30 billion of exposure in its performance-based trust account to the bank account in February 2004, resulting in an increase in our total exposure to LG Card. These exposures were included in our credit exposure that was converted into equity in connection with the rescue plan of LG Card as described above.
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
      As of December 31, 2004, our total exposure outstanding to SK Networks (formerly, SK Global) alone was W683 billion, or 0.53% of our total exposure, consisting of W339 billion in loans, W2 billion in debt securities, W236 billion in equity securities and W106 billion in guarantees and acceptances. Of our total loans outstanding to SK Networks, W24 billion was secured. For the unsecured loans of W315 billion, we made allowance for loan losses of W19 billion. With respect to the guarantees and acceptances outstanding, we made allowances of W6 billion.
      In the first quarter of 2003, accounting irregularities were discovered at SK Networks to which most commercial banks in Korea, including ourselves, had substantial exposure. These irregularities had concealed the weak financial condition of SK Networks over a period of several years. In March 2003, the principal creditor banks of SK Networks commenced formal workout procedures against SK Networks under the Corporate Restructuring Promotion Act of Korea. In October 2003, SK Networks and its overseas subsidiaries completed the final major step in the restructuring of indebtedness of SK networks and its overseas subsidiaries, including the following:

•	the purchase by SK Networks of approximately US$540 million of the US$563 million of total indebtedness of its overseas subsidiaries held by non-Korean institutions in exchange for 43% of the principal amount in promissory notes and 5% of the principal amount in the form of bonds with warrants;

•	the purchase or inclusion in the restructuring plan of SK Networks of all of the approximately US$126 million of indebtedness of its overseas subsidiaries held by Korean financial institutions; and

•	the entering into a Memorandum of Understanding on the Corporate Restructuring Implementation, or Memorandum, in respect of the restructuring of the approximately US$2 billion of indebtedness to SK Networks.
      All of the indebtedness of SK Networks and its overseas subsidiaries held by Korean financial institution creditors was resolved either through an exchange for 43% of the principal amount in promissory notes and 5% of the principal amount in the form of bonds with warrants or in accordance with the Memorandum. Under the Memorandum, all of the indebtedness of SK Networks held by the Korean financial institution creditors was converted into shares of common stock, redeemable preferred stock and mandatory convertible bonds of SK Networks. SK Corp., which is the parent company of SK Networks, also converted approximately US$760 million of its claims against SK Networks into the shares of common stock of SK Networks in connection with the Memorandum.
      As a result of this corporate restructuring, we owned 9.49% of common shares of SK Networks (or 9.82% of total equity ownership in SK Networks including the redeemable preferred stock) as of December 31, 2004.
      We also have exposures to other companies belonging to the SK Group. As of December 31, 2004, our total exposure outstanding to SG Wicus Corporation. was W3 billion, consisting of W3 billion in loans. For the loans, we have made an allowance for loan losses of W0.02 billion. In addition, as of December 31, 2004, our total exposure outstanding to SK Corporation, the controlling company of the SK Networks, was W633 billion, or 0.49% of our total exposure, consisting of W37 billion in loans, W206 billion in debt securities, W138 billion in equity securities, and W252 billion in guarantees and acceptances. We classify loans and guarantees and acceptances to other SK Group companies, including SK Corporation, as performing in accordance with our internal credit rating methodology and therefore no specific allowance is made against these loans or guarantees and acceptances. Our management believes the general allowance of W4 billion against the performing element of the corporate loan portfolio in total is sufficient to cover any incurred losses within this portfolio, including those loans to companies within the SK Group, including SK Corporation and excluding SK Networks and SG Wicus Corporation.
      For a more detailed discussion of our exposure to the SK Group as of December 31, 2004, see “Item 4. Information on the Company — Description of Assets and Liabilities — Loans — Loan Concentrations — Exposures to SK Group Companies”.

We have exposure to the largest Korean business conglomerates, known as “chaebols”, and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.
      As a result of the unfavorable financial and economic conditions in Korea, a number of chaebols have experienced and continue to experience financial difficulties. We have significant exposure to chaebols and large corporate borrowers. Of our twenty largest corporate exposures as of December 31, 2004, seven are companies that are members of the twenty-nine largest chaebols in Korea. If the quality of the exposures extended by us to chaebols declines, we would require additional loan loss provisions in respect of loans and would record impairment losses in respect of securities, which would adversely affect our financial condition, results of operations and capital adequacy.
      In particular, we have significant exposures to former Ssangyong Group companies, a number of which have been experiencing financial difficulties. In 1998, Daewoo Motors acquired Ssangyong Motors from the former Ssangyong Group, on condition that certain of the then existing liabilities of Ssangyong Motors be retained by the former Ssangyong Group. In connection with this transaction, nine member companies of the Ssangyong Group assumed in the aggregate W1.8 trillion, which subsequently resulted in significant increases in interest expense for such companies, further aggravated by a sharp increase in interest rates during the financial crisis of the late 1990’s. Several of the Ssangyong Group companies, including Ssangyong Corporation, Ssangyong Cement Industrial and Ssangyong Engineering & Construction, have experienced significant financial and liquidity difficulties as a result and were subsequently placed under workout programs by their respective creditors. In particular, Chohung Bank is the largest creditor to Ssangyong Corporation and, as such, is the lead creditor bank under the workout program applicable to Ssangyong Group companies. As of December 31, 2004, our total exposure to Ssangyong Corporation and Ssangyong Cement Industrial amounted to W279 billion and W155 billion, respectively, for which we have raised allowances for loan losses of W40 billion, or 14.4%, and W10 billion, 6.5%, respectively. Of our total loans and guarantees and acceptances to the Ssangyong Group, W305 billion was classified as impaired.
      We cannot assure you that the allowances we have established against our exposures to the former Ssangyong Group companies will be sufficient to cover all future losses arising from these exposures. In addition, with respect to those companies that are in or in the future enter into workout or liquidation proceedings, we may not be able to make any recoveries against such companies. We may, therefore, experience future losses with respect to those loans, which may have a material adverse impact on our financial condition, results of operations and capital adequacy.
      For a more detailed discussion of our exposure to the former Ssangyong Group as of December 31, 2004, see “Item 4. Information on the Company — Description of Assets and Liabilities — Loans — Loan Concentrations — Exposures to Ssangyong Group Companies”.

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
      As of December 31, 2004, our total loans and guarantees and acceptances to companies that were under troubled debt restructurings amounted to W1,480 billion or 1.4% of our total loans and guarantees and acceptances. As of the same date, our allowances for losses on these loans and guarantees and acceptances amounted to W295 billion, or 19.9% of these loans.
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

The loss of deposit accounts maintained by Korean courts with Chohung Bank may adversely affect Chohung Bank’s financial position and results of operations.
      Chohung Bank believes that it holds the largest amount of deposits made by litigants and applicants in connection with legal proceedings in Korean courts or by persons involved in disputes. Although Chohung Bank has been involved in this business for more than forty years and has acquired certain competitive advantages and entry barriers in connection therewith, no assurance can be given that Chohung Bank will be able to maintain its competitiveness in this area. The Korean Supreme Court in 1994 opened to other banks the opportunity to establish new sub-branches or branches in newly opened court houses. The Supreme Court may open up competitive bidding to the entire network of sub-branches and branches taking court deposits. If the Supreme Court decides to select a bank for court deposits at all courts through competitive bidding, there can be no assurance that Chohung Bank will be selected. Because court deposits are a low-cost source of funding and Chohung Bank had total court deposits of W3,872 billion, W4,205 billion and W4,329 billion as of December 31, 2002, 2003 and 2004, respectively, which accounted for 9.2%, 10.8% and 11.2% of total Won deposits of Chohung Bank as of the same periods, the loss of such business may adversely affect Chohung Bank’s financial condition and results of operations.

Any deterioration in the asset quality of our guarantees and acceptances will likely have a material adverse affect on our financial condition and results of operations.
      In the normal course of our banking activities, we make various commitments and incur certain contingent liabilities in the form of guarantees and acceptances. Certain guarantees issued or modified after December 31, 2002 that are not derivative contracts have been recorded on our consolidated balance sheet at their fair value at inception. Other guarantees are recorded as off-balance sheet items in the footnotes to our financial statements and those guarantees that we have confirmed to make payments on become acceptances, which are recorded on the balance sheet. We had aggregate guarantees of W5,546 billion, and acceptances of W2,012 billion as of December 31, 2004. We provide an allowance for losses with respect to guarantees and acceptances as of each balance sheet date. We provided allowances for losses of W76 billion in respect of the guarantees and W17 billion in respect of acceptances as of December 31, 2004. If we experience significant asset quality deterioration in our guarantees and acceptances exposures, no assurance can be given that such allowances will be sufficient to cover any actual losses resulting in respect of these liabilities, or that the losses we incur on guarantees and acceptances will not be larger than those experienced on corporate loans.
Risks Relating to Our Strategy

As a holding company, we are dependant on receiving dividends from our subsidiaries in order to pay dividends on our common shares.
      We are a financial holding company with minimal operating assets other than the shares of our subsidiaries. Our source of funding and cash flow is dividends from, or disposition of our interests in, our subsidiaries or our cash resources, most of which are currently the result of borrowings. Since our principal asset is the outstanding capital stock of Shinhan Bank and Chohung Bank, our ability to pay dividends on our common shares will mainly depend on dividend payments from Shinhan Bank, Chohung Bank and other subsidiaries.

•	Under the Korean Commercial Code, dividends may only be paid out of distributable income, an amount which is calculated by subtracting the aggregate amount of a company’s paid-in capital and certain mandatory legal reserves from its net assets, in each case as of the end of the prior fiscal year;

•	Under the Bank Act, a bank also is required to credit at least 10% of its net profit to a legal reserve each time it pays dividends on distributable income until such time when this reserve equals the amount of its total paid-in capital; and

•	Under the Bank Act and the requirements promulgated by the Financial Supervisory Commission, if a bank fails to meet its required capital adequacy ratio or otherwise subject to the management improvement measures imposed by the Financial Supervisory Commission, then the Financial Supervisory Commission may restrict the declaration and payment of dividend by such a bank.
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
      We may seek additional capital in the near future to fund the growth of our operations, including through mergers and acquisitions, to provide financial support for our subsidiaries, including funds needed to address liquidity difficulties, to meet minimum regulatory capital adequacy ratios and to enhance our capital levels. We may not be able to obtain additional debt or equity financing, or if available, it may not be in amounts or on terms commercially acceptable to us, it may impose conditions on our ability to pay dividends or grow our business or it may impose restrictive financial covenants on us. If we are unable to obtain the funding we need, we may be unable to continue to implement our business strategy, enhance our financial products and services, take advantage of future opportunities or respond to competitive pressures, all of which could have a material adverse effect on our financial condition and results of operations.

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

We are subject to operational risks which our current risk management system may not detect in time or at all.
      Operational risk is risk that is difficult to quantify and subject to different definitions. In addition to internal audits and inspections, the Financial Supervisory Service conducts general annual audits of operations at Shinhan Financial Group and also performs general annual audits of our operations. The Financial Supervisory Service also performs special audits as the need arises on particular aspects of our operations such as risk management, credit monitoring and liquidity. In the ordinary course of these audits, the Financial Supervisory Service routinely issue warning notices where it determines that a regulated financial institution or such institution’s employees have failed to comply with the applicable laws or rules, regulations and guidelines of the Financial Supervisory Service. We have in the past received, and expect in the future to receive, such notices and we have taken and will continue to take appropriate actions in response to such notices. In April 2005, the Financial Supervisory Service discovered that one of Chohung Bank’s employees had embezzled approximately W40 billion of Chohung Bank’s funds. Pending the official report by the Financial Supervisory Service on the results of their investigation and discovery, Chohung Bank recovered approximately W4 billion of the embezzled fund and suspended the employee in question from his duties. In addition, Chohung Bank took remedial measures, which include increasing staffing at our back office function involving funds settlement, improving fund transfer procedures, further specification of borrowing entries, centralization of managing policy loans, establishment of a new internal audit and inspection unit to audit back office functions, introduction of an ad hoc audit and improving overall internal control procedures. No assurance can be given, however, that these remedial measures would be sufficient to prevent similar or more adverse operational risks from materializing.

Risks Relating to our Acquisition and Integration of Chohung Bank

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
      We compete principally with other nationwide commercial banks in Korea but also face competition from a number of additional sources including regional banks, development banks, specialized banks and foreign banks operating in Korea, as well as various other types of financial institutions, including credit card companies, securities companies and asset management companies. Over the past few years, regulatory reforms and liberalization of the Korean financial markets have led to increased competition among financial institutions in Korea. As the reform of the financial sector continues, foreign financial institutions, many with greater resources than we have, have entered the Korean market. There can be no assurance that we will be able to compete successfully with other domestic and foreign financial institutions or that increased competition will not have a material adverse effect on our financial condition or operating results.

      The Korean commercial banking industry has undergone dramatic changes recently as a number of significant mergers and acquisitions in the industry have taken place. There may be additional consolidation in the Korean commercial banking industry, including Korea’s regional banks in particular. In November 2001, Kookmin Bank and Housing & Commercial Bank, two of the strongest banks in Korea, merged to form Kookmin Bank. The newly merged bank is significantly larger and has more financial resources than us. Also in 2001, Woori Bank restructured itself as a financial holding company and significantly realigned its businesses and products to compete with other larger banks in Korea. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the last few years. In 2002, there was a merger between Hana Bank and Seoulbank. In 2003, Lone Star acquired a controlling interest in Korea Exchange Bank. In 2004, Citibank acquired Koram Bank through a tender offer and subsequently renamed it Citibank Korea. In 2005, Standard Chartered Bank acquired Korea First Bank. At present, these and other banks resulting from mergers or acquisitions may have more financial resources or more experience in providing certain banking or financial services than us. Increased competition and continuing consolidation in the Korean banking industry may lead to decreased margins. There can be no assurance that we will be able to compete successfully with such banks.
      Over the past several years, virtually all Korean banks have adopted a strategy of reducing large corporate exposure and increasing small- and medium-sized enterprises, retail and credit card exposure. As a result, substantially all commercial banks and financial institutions in Korea have focused their business on, and engaged in aggressive marketing campaigns and made significant investments in, these sectors. The growth and profitability of our small- and medium-sized enterprises and retail banking activities and credit card operations may decline as a result of growing market saturation in these sectors, increased interest rate competition, pressure to lower the fee rates applicable to these sectors and higher marketing expenses. In particular, it will be more difficult for our bank subsidiaries to secure new small- and medium-sized enterprise customers, retail and credit card customers with the credit quality and on credit terms necessary to achieve our business objectives.
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
      Successful acquisition of these fee generating businesses by our competitors may result in increased competition in the area of investment trust business. Recently, Woori Securities has acquired LG Investment & Securities, Hana Bank has acquired Daehan Investment & Securities, and Dongwon Financial Holding has acquired Korea Investment & Securities. Intense competition in the fee-based business will require us to create a new market and innovative products and services in a highly competitive environment. Our failure to do so could adversely affect our future results of operations.

We are highly dependent on short-term funding sources that are susceptible to price competition, which dependence may adversely affect our operations.
      Most of our funding requirements, principally those of Shinhan Bank and Chohung Bank, are met through short-term funding sources, primarily in the form of customer deposits, which are subject to significant price competition. As of December 31, 2004, approximately 91.7% of our total deposits had current maturities of one year or less or were payable on demand. In the past, a substantial portion of such customer deposits has been rolled over upon maturity or otherwise maintained with us, and such short-term deposits have been a stable source of funding over time. For example, of Shinhan Bank’s total time deposits outstanding as of December 31, 2004 with remaining maturities of four months or less, approximately 57.2% were rolled over or otherwise maintained with Shinhan Bank. Of Chohung Bank’s total time deposits maturing during the four months ended December 31, 2004, approximately 53.3% were rolled over or otherwise maintained with Chohung Bank. No assurance can be given, however, that such stable source of funding will continue, including as a result of intense price competition. If a substantial number of depositors fail to roll over deposited funds upon maturity or withdraw such funds from us, our liquidity position could be materially adversely affected, and we may be required to seek more expensive sources of short-term and long-term funds to finance our operations.
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
      In an effort to resolve the problems caused by consumer credit delinquencies, the Korean government established Hanmaum Financial Company and the Credit Counseling & Recovery Service on May 20, 2004. Hanmaum Financial Company is a so-called “bad bank”, a type of private asset management company that acquires non-performing assets from banks and other financial institutions for the purpose of providing long-term financial aid to certain qualified delinquent consumers who apply for this program to enable them to pay off their financial debts. After restructuring delinquent debts of approximately 170,000 consumers, Hanmaum Financial Company was wound down. The Korean government currently plans to establish a second “bad bank” to aid the delinquent consumers who did not benefit from Hanmaum Financial Company despite being qualified to do so. The second bad bank is expected to provide relief without collecting 3% or 6% of the debt amount in advance nor requiring a separate application procedure, and is also expected to allow target individuals to repay their delinquent debts within seven years. The second bad bank will raise funds to purchase the delinquent debts from financial institutions through a special purpose company in an asset-backed securitization transaction. The second bad bank is expected to distribute the debt amount collected in excess of the initial purchase price to the selling financial institutions. At this time, we cannot accurately predict the number of applicants and amounts subject to the second bad bank program. To the extent the second bad bank achieves less-than-expected level of collection of, and recovery on, non-performing assets, commercial banks and credit card companies, including Shinhan Bank, Chohung Bank and Shinhan Card, may realize less gains from recoveries.
      Unlike the “bad bank” program that provides loans directly to consumers, the Credit Counseling & Recovery Service has adopted an individual workout program. For delinquent consumers who are deemed to be capable of repaying their debts, the Credit Counseling & Recovery Service will, pursuant to an agreement with the creditor financial institution, provide such consumers an opportunity to repay in installments, provide a repayment grace period, reduce their debt amount or extend the maturity date of the debt. Currently, approximately 180 financial institutions, including banks and insurance companies, are parties to the Credit Recovery Support Agreement, pursuant to which such financial institutions, have agreed to provide such support described above to those consumers who meet the following qualifications: (i) income exceeding minimum living expenses promulgated by the Ministry of Health and Welfare of Korea, (ii) debt not exceeding W300 million in total amount, and (iii) at least 80% of such individual’s total debt owing to financial institutions who are parties to the Credit Recovery Support Agreement. Each application for credit recovery is reviewed by the Credit Counseling & Recovery Service and approval of each application requires the approval by creditors representing at least one-half of the unsecured debt amount and at least two-thirds of the secured debt amount. In addition to the foregoing program, in April 2005, the Credit Counseling & Recovery Service adopted the “Credit Recovery Support Program for Destitute Delinquent Consumers” pursuant to which individuals who qualify us any of (i) unemployed young men, (ii) small merchants whose annual revenue is less than W48 million under the Value-Added Tax Act of Korea, or (iii) recipients of assistance as defined under the National Basic Living Securities Act may repay their debts in installments over eight to ten years following a certain grace period.
      In September 2004, a court-administered individual workout program was adopted under the Individual Debtor Recovery Act. Under this program, a qualified individual debtor may file a petition for an individual workout program with a competent court. Subject to the court’s approval, the debtor may repay the debt over a period from three to eight years and will be exempted from other debts without declaring bankruptcy. To qualify, an individual delinquent debtor must have less than W500 million in debt (in the case of unsecured debt) or W1 billion in debt (in the case of secured debts), and must be capable of earning income continuously or repeatedly in the future.
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

The Financial Supervisory Commission may impose supervisory measures if it deems us or our operating subsidiaries to be financially unsound.
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
Risks Relating to Korea and the Global Economy

Unfavorable financial and economic conditions in Korea and worldwide may have a material adverse impact on our asset quality, liquidity and financial performance.
      We are incorporated in Korea, and substantially all of our operations are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. Financial turmoil in Asia in the late 1990’s adversely affected the Korean economy and in turn Korean financial institutions. In addition, investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including Korea. In addition, the economic indicators in 2002, 2003 and 2004 have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control.
      Developments that could hurt Korea’s economy in the future include, among other things:

•	failure of restructuring of chaebols and accounting irregularities of and regulatory proceedings against chaebols, together with its negative effect on the Korean financial markets and on the small- and medium-sized enterprises market;

•	failure of restructuring of large troubled companies, including LG Card and other troubled credit card companies and financial institutions;

•	volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including continued weakness of the U.S. dollar or a depreciation of the Chinese renminbi or Japanese Yen), interest rates and stock markets;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•	adverse developments in the economies of countries to which Korea exports goods and services (such as the United States, China and Japan), or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;

•	the continued emergence of China, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and relocation of the manufacturing base from Korea to China);

•	social and labor unrest or declining consumer confidence or spending resulting from lay-offs, increasing unemployment and lower levels of income;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that together could lead to an increased government budget deficit;

•	political uncertainty or increasing strife among or within political parties in Korea, including as a result of the increasing polarization of the positions of the ruling progressive party and the conservative opposition; and

•	a deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy.
      Deterioration in the Korean economy can also occur as a result of deterioration in the global economic conditions. Recent developments in the Middle East, including the war in Iraq and its aftermath, higher oil prices and the continued weakness of the economy in parts of the world have increased the uncertainty of world economic prospects in general and continue to have an adverse effect on the Korean economy. Any future deterioration of the Korean economy could have an adverse effect on us and the market price of our common shares or our American depositary shares.

Tensions with North Korea could have an adverse effect on us and the price of our common stock and our American depositary shares.
      Relations between Korea and North Korea have been tense over most of Korea’s history. The level of tension between the two Koreas has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea and increasing hostility between North Korea and the United States. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency, and has reportedly resumed activity at its Yongbyon power plant. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, demanding that the United States sign a non-aggression pact as a condition to North Korea dismantling its nuclear program. In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held multilateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program. While the talks concluded without resolution, participants in the August meeting indicated that further negotiations may take place in the future and, in February 2004, six party talks resumed in China. In June 2004, the third round of the six-party talks resumed in China, which ended with an agreement by the parties to hold further talks by the end of September 2004, which failed to take place as planned. In February 2005, North Korea declared that it had developed and was in possession of nuclear weapons. It also announced its indefinite withdrawal from further six-party talks. Any further increase in tensions, resulting for example from a break-down in contacts or an outbreak in military hostilities, could hurt our business, results of operations and financial condition and could lead to a decline in the price of our common stock and our American depositary shares.

Korea’s new legislation allowing class action suits related to securities transactions may expose us to additional litigation risk.
      Effective January 1, 2005, a new law enacted on January 12, 2004 allows class action suits to be brought by shareholders of companies listed on the Korea Exchange, including us, for losses incurred in connection with purchases and sales of securities and other securities transactions arising from (i) false or inaccurate statements provided in registration statements, prospectuses, business reports and audit reports; (ii) insider trading and (iii) market manipulation. In March 2005, this law was amended to provide for a grace period for class action suits based on (i) of the above in order to afford the companies an opportunity to correct any prior false or inaccurate statements until the release of their audited financial statements for the fiscal year ended December 31, 2006. During this grace period, companies will be immune from any class action suits arising from (i) of the above. The new law permits 50 or more shareholders who collectively hold 0.01% or more of the shares of a company at the time when the cause of such damages occurred to bring a class action suit against, among others, the issuer and its directors and officers. It is uncertain how the courts will apply this law, however, as this law has been enacted only recently. Litigation can be time-consuming and expensive to resolve, and can divert management time and attention from the operation of a business. We are not aware of any basis for such suit being brought against us, nor, to our knowledge, are there any such suits pending or threatened. Any such litigation brought against us could have a material adverse effect on our business, financial condition and results of operations.

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
      Continuing labor unrest could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could affect the financial conditions of Korean companies in general, depressing the prices of securities on the Korea Exchange, the value of unlisted securities and the value of the Won relative to other currencies. Such developments would likely have an adverse effect on our financial condition, results of operations and capital adequacy.
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
      Korea Deposit Insurance Corporation owns redeemable convertible preferred shares convertible into shares of our common stock representing approximately 12.28% of our total shares of common stock as of the date hereof. BNP Paribas currently owns approximately 4.25% of our outstanding shares (or 3.72% on a fully diluted basis taking into account the conversion of redeemable convertible preferred shares of Korea Deposit Insurance Corporation). Currently, we do not know when, how, or what percentage of, our redeemable convertible preferred shares will be converted by Korea Deposit Insurance Corporation and when, how or what percentage of our shares Korea Deposit Insurance Corporation will dispose of upon conversion or BNP Paribas will dispose of our shares, or to whom such shares will be sold. As a result, we cannot currently predict the impact of such sales on us.

In certain cases, we must obtain the consent of the Korea Deposit Insurance Corporation to declare and pay dividends on our shares or our American depositary shares. If Korea Deposit Insurance Corporation declines to give such consent, holders of American depositary shares may be adversely affected.
      Pursuant to the terms of the Investment Agreement, we are required to obtain the consent of the Korea Deposit Insurance Corporation, to the extent permitted under applicable law, in order to declare and pay dividends on our common shares in excess of W750, representing 15% of par value (W5,000), if our net income under Korean GAAP is below W800 billion in a given fiscal year and any of the Redeemable Preferred Stock and Redeemable Convertible Preferred Stock are outstanding. Failure to obtain the consent of the Korea Deposit Insurance Corporation in such instances may lead to payment of dividends at a level that is lower than expected and may adversely affect the price of our common shares and our American depositary shares and further adversely affect the interest of our shareholders, including the holders of our American depositary shares.

Ownership of our shares is restricted under Korean law.
      Under the Financial Holding Companies Act, any single shareholder (together with certain persons in a special relationship with such shareholder) may acquire beneficial ownership of up to 10% of the total issued and outstanding shares with voting rights of a bank holding company controlling nationwide banks such as us. In addition, any person, except for a “non-financial business group company” (as defined below), may acquire in excess of 10% of the total voting shares issued and outstanding of a financial holding company which controls a nationwide bank, provided that a prior approval from the Financial Supervisory Commission is obtained each time such person’s aggregate holdings exceed 10% (or 15% in the case of a financial holding company controlling regional banks only), 25% or 33% of the total voting shares issued and outstanding of such financial holding company. The Korean government and the Korea Deposit Insurance Corporation are exempt from this limit. Furthermore, certain non-financial business group companies (i.e., (i) any same shareholder group with aggregate net assets of all non-financial business companies belonging to such group of not less than 25% of the aggregate net assets of all members of such group; (ii) any same shareholder group with aggregate assets of all non-financial business companies belonging to such group of not less than W2 trillion; or (iii) any mutual fund in which a same shareholder group identified in (i) or (ii) above owns more than 4% of the total shares issued and outstanding of such mutual fund) may not acquire beneficial ownership in us in excess of 4% of our outstanding voting shares, provided that such non-financial business group companies may acquire beneficial ownership of up to 10% of our outstanding voting shares with the approval of the Financial Supervisory Commission under the condition that such non-financial business group companies will not exercise voting rights in respect of such shares in excess of the 4% limit. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Restriction on Financial Holding Company Ownership”. To the extent that the total number of shares of our common stock that you and your affiliates own together exceeds such limit, you will not be entitled to exercise the voting rights for the excess shares, and the Financial Supervisory Commission may order you to dispose of the excess shares within a period of up to six months. Failure to comply with such an order would result in a fine of up to W50 million.

Holders of American depositary shares will not have preemptive rights in certain circumstances.
      The Korean Commercial Code and our articles of incorporation require us, with some exceptions, to offer shareholders the right to subscribe for new shares in proportion to their existing ownership percentage whenever new shares are issued. If we offer any rights to subscribe for additional shares of our common stock or any rights of any other nature, the depositary bank, after consultation with us, may make the rights available to you or use reasonable efforts to dispose of the rights on your behalf and make the net proceeds available to you. The depositary bank, however, is not required to make available to you any rights to purchase any additional shares unless it deems that doing so is lawful and feasible and:

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
      Investors who purchase the American depositary shares will be required to pay for them in U.S. dollars. Our outstanding shares are listed on the Korea Exchange and are quoted and traded in Won. Cash dividends, if any, in respect of the shares represented by the American depositary shares will be paid to the depositary bank in Won and then converted by the depositary bank into Dollars, subject to certain conditions. Accordingly, fluctuations in the exchange rate between the Won and the Dollar will affect, among other things, the amounts a registered holder or beneficial owner of the American depositary shares will receive from the depositary bank in respect of dividends, the Dollar value of the proceeds which a holder or owner would receive upon sale in Korea of the shares obtained upon surrender of American depositary shares and the secondary market price of the American depositary shares.

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
      Under Korean tax law, a securities transaction tax (including an agricultural and fisheries special surtax) is imposed on transfers of shares listed on the Korea Exchange, including our common shares, at the rate of 0.3% of the sales price if traded on the Korea Exchange. According to a tax ruling recently issued by Korean tax authorities, securities transaction tax of 0.5% of the sales price could be imposed on the transfer of American depositary shares unless American depositary shares are listed or registered on the New York Stock Exchange, NASDAQ National Market or other foreign exchanges that may be designated by the Ministry of Finance and Economy, and transfer of American Depositary shares takes place on such exchange. At this time, it is unclear as to when the Korean government will begin to enforce the imposition of such securities transaction tax. See “Item 10. Additional Information — Taxation — Korean Taxation”.
Other Risks

We do not prepare interim financial information on a U.S. GAAP basis.
      We, including our subsidiaries such as Shinhan Bank and Chohung Bank, are not required to and do not prepare interim financial information on a U.S. GAAP basis. U.S. GAAP differs in significant respects from Korean GAAP, particularly with respect to the establishment of provisions and loan loss allowance. See “Item 5. Operating and Financial Review and Prospects — Selected Financial Information under Korean GAAP” and “— Reconciliation with Korean Generally Accepted Accounting Principles”. As a result, provision and allowance levels reflected under Korean GAAP in our results for the three months ended March 31, 2004 and 2005 may differ significantly from comparable figures under U.S. GAAP for these and future periods.

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
HISTORY AND DEVELOPMENT OF SHINHAN FINANCIAL GROUP
Introduction
      We are the largest financial holding company in Korea on the basis of total assets, total deposits and stockholders’ equity. We were formed in 2001 as the holding company for Shinhan Bank and related financial services companies. On August 19, 2003, we acquired 80.04% of Chohung Bank and plan to merge its operations with those of Shinhan Bank after a three-year transition period. In June 2004, we acquired the remaining 18.85% of the outstanding shares of Chohung Bank that we previously did not own through a cash tender offer followed by a small-scale share swap pursuant to Korean law. As of December 31, 2004, based on asset size published by the Financial Supervisory Commission, Shinhan Bank was the fourth largest bank in Korea, with total assets of W70,126 billion (US$67,748 million) and Chohung Bank was the fifth largest bank in Korea, with total assets of W65,389 billion (US$63,172 million). From this expanded platform, we serve all major components of the corporate and retail banking and financial services markets. In the corporate sector, we serve the large corporate community, established and developing small- and medium- sized enterprises as well as certain small unincorporated businesses. In the retail sector, we provide mortgages and home equity finance as well as general unsecured consumer lending to retail customers ranging from high net worth customers to the mass retail market. Both Shinhan Card and Chohung Bank have credit card operations with approximately 3,002,000 and approximately 2,819,250 cardholders as of December 31, 2004. Through our banking and non-banking subsidiaries, we engage in a comprehensive range of related financial services including securities brokerage, investment banking, investment trust management and bancassurance. We have also entered into joint ventures with BNP Paribas, our shareholder, in the areas of investment trust management and bancassurance to bring an international perspective to these operations.
      Through Shinhan Bank and Chohung Bank, we operate the second largest nationwide branch network in Korea with 428 branches in the Seoul and its metropolitan area, 322 branches in Kyunggi Province and six major cities in Korea and 155 branches throughout the rest of the country. As of December 31, 2004, Shinhan Bank and Chohung Bank combined (not taking into account overlap in customers) had over 255,000 corporate deposit customers and over 16.3 million retail deposit customers with an aggregate average deposit of W83,544 billion. This combined customer base provides us with a large, stable and cost effective core funding base, and access to an established corporate and retail customer base to whom we can market the full range of our financial products and services.
History and Organization
      On September 1, 2001, we were formed as a financial holding company under the Financial Holding Companies Act, by acquiring all of the issued shares of the following companies from the former shareholders in exchange for shares of our common stock:

•	Shinhan Bank, a nationwide commercial bank;

•	Shinhan Securities Co., Ltd., a securities brokerage company;

•	Shinhan Capital Co., Ltd., a leasing company; and

•	Shinhan Investment Trust Management Co., Ltd., an investment trust management company.
      Shinhan Bank and Shinhan Securities were previously listed on the Korea Stock Exchange and Shinhan Capital was previously registered with Korea Securities Dealers Association Automated Quotation, or KOSDAQ, whereas Shinhan Investment Trust Management was privately held. On September 10, 2001, we listed the common stock of our holding company on the Korea Stock Exchange See “Item 9 — The offer and Listing–Market Price Information and Trading Market — Korea Securities Market”.
      In December 2001, we concluded an agreement with our strategic partner and our largest shareholder, the BNP Paribas Group, pursuant to which BNP Paribas purchased a 4.0% equity interest in us. In September

2003, BNP Paribas increased its equity interest in us to 4.61%. Following the issuance of additional shares of common stock by us in connection our acquisition of shares of Chohung Bank’s common stock that we previously did not own in June 2004 and our ownership of 100% of Good Morning Shinhan Securities by acquisition in December 2004 of the remaining shares that we did not own, BNP Paribas currently owns 4.25% of our shares of common stock (or 3.72% on a fully diluted basis taking into account the conversion of redeemable convertible preferred shares of Korea Deposit Insurance Corporation).
      In April 2002 and July 2002, we acquired an aggregate of 62.4% equity stake in Jeju Bank, a regional bank incorporated in 1969 to engage in commercial banking and trust business.
      During 2002, through a series of transactions, we acquired 31.7% of common stock (or 30.7% of voting equity securities) of Good Morning Securities. Subsequently, we merged Shinhan Securities into Good Morning Securities and renamed it Good Morning Shinhan Securities Co., Ltd. As of December 31, 2002, following the foregoing transactions, we effectively owned 60.5% of Good Morning Shinhan Securities. In December 2004, Good Morning Shinhan Securities became our wholly-owned subsidiary after we acquired the remaining shares of Good Morning Shinhan Securities. In January 2005, Good Morning Shinhan Securities was delisted from the Korea Exchange.
      On June 4, 2002, the credit card division of Shinhan Bank was spun off and established as our wholly-owned subsidiary, Shinhan Card Co., Ltd.
      Shinhan Credit Information Co., Ltd. was established on July 8, 2002 as our wholly-owned subsidiary, which engages in the business of debt collection and credit reporting. On June 9, 2003, we sold a 49% interest in Shinhan Credit Information to LSH Holdings L.L.C., a wholly-owned subsidiary of Lone Star Fund, and converted Shinhan Credit Information into a joint venture with Lone Star Fund. In the first half of 2004, the Financial Supervisory Service conducted an audit into the activities of this joint venture, with a focus on the operations and collection activities of Lone Star and held such operations and activities to be inconsistent with Korean law applicable to credit collection. On May 21, 2004, we terminated this joint venture and bought back Lone Star’s 49% ownership in Shinhan Credit Information. The number of shares acquired was 294,000 shares, representing 49% of total outstanding shares, of Shinhan Credit Information at the acquisition cost of W1,529,165,735. As a result of this buy-back transaction, our equity ownership in Shinhan Credit Information increased from 51% to 100%.
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
      On August 19, 2003, we acquired 80.04% of common shares of Chohung Bank, a nationwide commercial bank in Korea. See “— Our Acquisition of Chohung Bank.” In December 2003, we acquired an additional 1.11% of common shares of Chohung Bank. In June 2004, we acquired the common shares of Chohung Bank that we previously did not own, which were 135,548,285 shares, or 18.85% of total common shares of Chohung Bank outstanding as of December 31, 2003, through a cash tender offer followed by a small-scale share swap under Korean law. As a result, we own 100% of Chohung Bank as of the date hereof. The common shares of Chohung Bank were delisted from the Stock Market Division of the Korea Exchange on July 2, 2004.
      We also own the following subsidiaries of Chohung Bank.
      Chohung Investment Trust Management Co., Ltd. was established in 1988 and engages in investment management services. In 1997, the company changed its name from Chohung Investment Management Co., Ltd. to Chohung Investment Trust Management Co., Ltd. As of December 31, 2004, its capital stock amounted to W45 billion of which Chohung Bank owned 79.77%.

      Chohung Finance Ltd., Hong Kong is a subsidiary of Chohung Bank engaged in various merchant banking activities in Hong Kong. As of December 31, 2004, its capital stock amounted to US$15 million, of which Chohung Bank owned 99.99%.
      CHB America Bank is a wholly-owned subsidiary of Chohung Bank created through a merger of Chohung Bank of New York and California Chohung Bank in March 2003. It offers full banking services to Korean residents in New York and in California. As of December 31, 2004, CHB America Bank’s capital stock amounted to US$14 million.
      Chohung Bank (Deutschland) GmbH was established in 1994 as a wholly-owned subsidiary of Chohung Bank. As of December 31, 2004, its capital stock amounted to EUR 15,339 thousand.
      Chohung Vina Bank was established in November 2000 as a joint venture between Chohung Bank and Vietcom Bank, and engages in banking activities in Vietnam. Its capital stock as of December 31, 2004 was US$20 million, of which Chohung Bank owned 50%.
      In December 2004, we established Shinhan Private Equity Inc. as our wholly-owned subsidiary with initial paid-in-capital of W10 billion.
      As of the date hereof, we had twelve direct and nine indirect subsidiaries. The following diagram shows our organization structure as of the date hereof:
      With the exception of Shinhan Finance Limited and Chohung Finance Ltd., Hong Kong, which are incorporated in Hong Kong, CHB America Bank and Good Morning Shinhan Securities USA Inc., which are incorporated in the United States, Good Morning Shinhan Securities Europe Ltd., which is incorporated in London, United Kingdom, Chohung Bank (Deutschland) GmbH, which is incorporated in Germany, and Chohung Vina Bank, which is incorporated in Vietnam, all of our other subsidiaries are incorporated in Korea.
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
Our Strategy
      Since our holding company establishment in 2001, we have actively realigned our market position in an ever-changing environment of the Korean banking and financial industry. In particular, with our acquisition of Chohung Bank in 2003, we have emerged as the second largest financial institution in terms of assets and distribution network in Korea. With the acquisition of Chohung Bank, we believe that we have completed our reconfiguration of our corporate structure in the area of commercial banking.
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
      Establishing and Consolidating the One Portal Network. In order to provide total financial solutions to our customers on a real-time basis, we are continuing to develop our one portal network. The one portal network refers to the ability of a corporate or retail customer to have access to our total financial solutions through any single point of contact with our group. In furtherance of this strategy, we have been implementing and will continue to implement the following initiatives:

•	integrating our physical and online distribution channels to offer products and services developed by all of our operating subsidiaries and businesses, including as follows:

•	making banking, securities brokerage, insurance and other services available at each branch;

•	enabling online cross access between commercial banking and our online securities brokerage service; and

•	integrating the customer service call centers for our commercial banking, credit card and securities brokerages services.

•	focusing on retail and corporate customers with total financial solutions designed to meet their respective needs and utilizing specialized branches to provide convenient access and trained employees to offer and provide relevant products and services, including as follows:

•	in retail banking, utilizing private banking centers to provide high net worth customers convenient access to total financial solutions that link banking to brokerage services, asset management and insurance; as well as penetrating the mass market penetration by enhancing brand and customer loyalty through focus on cross selling of products and strengthened customer relationship management;

•	in corporate banking, expanding and enhancing the capabilities of our large corporate and small- and medium-sized enterprises specialist branch network and leveraging our increased large corporate customer base to provide total financial solutions that combine banking and non-banking financial products, such as asset backed securities, structured finance, M&A advice; syndication and equity derivatives, acting more as a financial advisor for larger, well established small- and-medium-sized enterprises by providing underwriting, rights offerings and offering related investment banking services in addition to lending, deposit and foreign exchange products and services and focusing on investment in corporate debt securities and initial public offerings for smaller businesses;

•	developing and promoting integrated financial products customized to meet the needs and demands of our customer segments, such as Financial Network Accounts that combine banking services and securities brokerage services or that combine credit card services and securities brokerage services and Safe Loans that combine banking services and insurance services.

•	enhancing customer loyalty by offering an “All Plus Points System” that combines customers’ banking, securities and credit card activities in a single report from which certain customer benefits are awarded.

•	developing joint products and services and joint sales support and enhancing cross-selling by sharing customer information through integrated data-warehousing and customer relationship management systems.
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

OUR ACQUISITION AND INTEGRATION OF CHOHUNG BANK
Purpose of the Acquisition
      Through the acquisition, our Board of Directors sought primarily to achieve greater scale and market share, and secure stronger distribution channels to fulfill the advantages of our holding company model. Prior to the acquisition, Shinhan Bank was the fifth largest bank in Korea in terms of assets as of December 31, 2002. The acquisition of Chohung Bank placed us second in terms of assets. With these substantially enhanced resources, we constitute a broad-based nationwide financial services platform that enjoys a leadership position in the retail, corporate and small- and medium-sized enterprise banking sectors, as well as enhances our position in related financial services segments, including credit card, securities brokerage and investment trust management services. The acquisition has also enhanced our ability to optimize funding costs with a larger core deposit base and greater leverage in product sourcing. Through the acquisition, our Board of Directors is also hoping over time to benefit from synergies associated with combining and integrating the resources of Shinhan Bank and Chohung Bank, including combined information technology platforms, branch specialization, banking product and service development and the expansion and development of related financial services such as bancassurance and investment banking.
      In reaching these judgments, our Board of Directors took into account, on Korean GAAP basis, increases as of and for the year ended December 31, 2002 in the following items resulting from the acquisition of Chohung Bank:

•	total assets (from W60 trillion to W128 trillion; second largest in Korea), total loans (from W41 trillion to W89 trillion; second largest in Korea), deposits (from W37 trillion to W83 trillion; second largest in Korea), branches (from 334 to 780; second largest in Korea) and assets under management (from W5 trillion to W12 trillion; sixth largest in Korea);

•	based on our estimates (and defining the market as the sum of eight largest financial institutions in Korea), market share in the retail banking sector (from 9% to 17%; second largest in Korea), small- and medium-sized enterprises sector (from 10% to 21%; second largest in Korea), large corporate sector (from 10% to 20%; second largest in Korea), and credit card sector (from 2% to 10%; fourth largest in Korea); and

•	net interest margin (2.83% to 3.55%).
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
      The conclusion in respect of the earnings per share on Korean GAAP basis was based upon the following material factors and assumptions by our management:

•	We would retain our 80.04% ownership interest in Chohung Bank shares;

•	There are no material adverse developments affecting Shinhan Bank’s or Chohung Bank’s loan portfolio post acquisition;

•	Our net earnings would increase by approximately 10% per annum from 2004 and going forward, based on a projected asset growth of 9% — 10% per annum and assuming a stable net interest margin and a return on assets of 1% — 1.1%;

•	Chohung Bank’s net earnings would increase by approximately 5% — 6% from 2004 and going forward, based on a projected asset growth of 7% — 8% per annum during the period from 2003 and 2006 assuming that strengthened risk management will moderate asset growth;

•	No synergies, cost savings or restructuring costs were taken into account;

•	Goodwill amortization of approximately W800 billion over a ten year period using the straight line method;

•	Income tax rate of 29.7%;

•	All 44,720,603 shares of our redeemable convertible preferred stock owned by Korea Deposit Insurance Corporation are converted into our common shares, bringing our total outstanding shares of common stock to 337,081,728 shares; and

•	Our redeemable preferred shares issued to Korea Deposit Insurance Corporation would pay a 4.04% dividend and our redeemable preferred shares issued to the market would pay a 6.5% dividend (the actual dividend payable on average is 7.2%).
      The conclusion in respect of our internal cash flow to service preferred shares was based upon the following material factors and assumptions by our management:

•	Our cash inflow consists of dividends paid only by Shinhan Bank and Chohung Bank;

•	For Chohung Bank, we assumed that the dividends, at a dividend payout ratio of 40%, would be paid from 2005. For Shinhan Bank, we assumed that the dividends at a dividend payout ratio of 45% would be paid from 2003;

•	For Shinhan Bank and Chohung Bank, we assumed that amounts available to pay dividends (other than amounts required to be reserved to maintain a Tier I capital adequacy ratio of 6.5%) would be paid as dividends;

•	Dividends would be paid on our common shares at 15% of par value (or W750 per share) from 2003 through 2008 and at 20% of par value (or W1,000 per share) from 2009 through 2010; and

•	Our redeemable preferred shares issued to Korea Deposit Insurance Corporation would be redeemed in equal installments from the third anniversary date of the issuance date until the seventh anniversary date, and our redeemable preferred shares issued to the market would be redeemed in the following amounts: W525 billion on the third anniversary date, W365 billion on the fifth anniversary date and W10 billion on the seventh anniversary date.
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
      In connection with the finalization of the Stock Purchase Agreement, our management, together with the managements of Korea Deposit Insurance Corporation and Chohung Bank, reached a written understanding with the labor union of Chohung Bank. Labor related issues relating to Chohung Bank will be resolved through consultation. The understanding contemplates that a merger between Shinhan Bank and Chohung

Bank may take place three years after the closing and that during the transition period (i) the chief executive officer of Chohung Bank will be drawn from a pool of candidates with backgrounds at Chohung Bank and will, as such, manage Chohung Bank within the holding company structure, (ii) Chohung Bank and Shinhan Bank will have equal representation on the integration committee to be established two years after the acquisition and equal representation as senior executive officers of Shinhan Financial Group, and (iii) forcible lay-offs will not take place, employee compensation will be harmonized and seniority will be discussed. Upon completion of the merger, employee redundancy policy will be retained and, where feasible, branch redundancies will be avoided. The understanding is broadly consistent with our strategy and timetable for combining the resources of the two banks and is designed to enhance the support and cooperation of Chohung Bank’s employees in the process.
      The definitive terms of the acquisition were reflected in the Stock Purchase Agreement and the Investment Agreement, each dated July 9, 2003. The purchase price for the Chohung Bank shares consisted of (i) a maximum cash amount of W1,718,800,548,296, of which W900,000,000,000 was paid at the closing, with the W652,284,172,800 being due two years from the closing, subject to reduction if certain loan portfolio quality conditions existing as of December 31, 2002 under Korean GAAP are not maintained, and W166,516,375,496 being due two years from the closing, subject to reductions relating to the accuracy of representations and warranties contained in the Stock Purchase Agreement, (ii) 46,583,961 shares of our Redeemable Preferred Stock and (iii) 44,720,603 shares of our Redeemable Convertible Preferred Stock convertible into 12.28% of our common shares as of December 31, 2004. For the terms of these preferred stocks, see “Item 10. Additional Information — Articles of Incorporation — Description of Capital Stock — Description of Redeemable Preferred Stock”. In addition, we have agreed to make an earn out payment equal to 20% of Chohung Bank’s net income for 2004, 2005 and 2006 in excess of W1,800,000,000,000 in the aggregate as reflected under Korean GAAP. We have also agreed to make up the difference between the price at which outstanding exchangeable debt securities of Korea Deposit Insurance Corporation exchangeable into our shares through conversion of the Redeemable Convertible Preferred Stock are exchanged for our common shares and a price of W18,086 per share with respect to up to a maximum of 44,720,603 common shares. The loan portfolio quality adjustment to the cash portion of the acquisition price referred to above will be based on the Korean GAAP performance of Chohung Bank’s portfolios of certain large corporate loans, including corporate loans sold with recourse to the Korea Asset Management Corporation, and credit card loans. Any loan loss provisions, net charge-offs or other losses or costs associated with such adjustments and with adjustments associated with accuracy of representations and warranties referred to above will be reflected in the ordinary course on our consolidated income statement prepared under Korean GAAP. Any cash payments made when the amounts payable to Korea Depository Insurance Corporation can be estimated with reasonable certainty will be reflected on our consolidated balance sheet as additional goodwill from the acquisition. As of December 31, 2004, we recorded liability of W166,516,375,496 on the consolidated balance sheet which increased goodwill by the same amount.
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

      Pursuant to the terms of the Investment Agreement, we are required to obtain the consent of the Korea Deposit Insurance Corporation, to the extent permitted under applicable law, in order to declare dividends on our common shares in excess of W750, if our net income under Korean GAAP is below W800 billion in any given fiscal year while any of the Redeemable Preferred Stock and Redeemable Convertible Preferred Stock are outstanding.
      In December 2003, our ownership increased to 81.15% following our additional capital injection of W200 billion into Chohung Bank. In June 2004, we acquired the common shares of Chohung Bank that we previously did not own, which were 135,548,285 shares, or 18.85% of total common shares of Chohung Bank outstanding as of December 31, 2003, through a cash tender offer followed by a small-scale share swap under Korean law. We delisted the common shares of Chohung Bank from the Korea Exchange on July 2, 2004.
Strategy, Organization and Timetable for Integrating Chohung Bank and Shinhan Bank and Effecting a Merger

Strategy
      We currently maintain our policy to integrate Shinhan Bank and Chohung Bank over a three-year transition period from the date of our acquisition of Chohung Bank by executing the following strategy:

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
      In connection with both of these initiatives, we received outside consulting, including review of global best practice to improve fairness and objectivity in our decision-making process. We also have dedicated teams at our holding company level to provide certain support and back-office functions for these initiatives.
Liquidity and Capital Resources
      As consideration for our purchase of Chohung Bank shares, at closing, we (i) paid to Korea Deposit Insurance Corporation cash of W900 billion, (ii) issued to Korea Deposit Insurance Corporation 46,583,961 shares of our Redeemable Preferred Stock, with a redemption price of W842,517,518,646 and (iii) issued to Korea Deposit Insurance Corporation 44,720,603 shares of our Redeemable Convertible Preferred Stock convertible into 12.28% of our shares of common stock as of December 31, 2004, with a redemption price of W808,816,825,858. In August 2003, we raised W900 billion in cash through the issuance of 6,000,000 shares of redeemable preferred stock, all of which were sold in the domestic fixed-income market through Strider Securitization Specialty Co., Ltd., a special purpose vehicle. These redeemable preferred shares have terms that are different from the preferred shares issued to Korea Deposit Insurance Corporation. We are required to redeem these preferred shares issued to the special purpose vehicle in three installments in 2006, 2008 and 2010.
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

	Due August

	2005		2006		2007		2008		2009		2010		Total

	(In millions of Won)
Redeemable Preferred Stock issued to KDIC	W	—	W	168,503	W	168,503	W	168,504	W	168,504	W	168,504	W	842,518
Redeemable Preferred Stock issued in the market through a special purpose vehicle		—		525,000		—		365,000		—		10,000		900,000
Redeemable Convertible Preferred Stock(1)		—		—		—		808,817		—		—		808,817

Total	W	—	W	693,503	W	168,503	W	1,342,321	W	168,504	W	178,504	W	2,551,335

Note:

(1)	Assumes no conversion of the Redeemable Convertible Preferred Stock into our common stock.

      Pursuant to laws and regulations in Korea, we may redeem our preferred stock to the extent of our retained earnings of the previous fiscal year, net of certain reserves as determined under Korean GAAP. At this time, we expect that our future profitability should be adequate to provide us with sufficient capital resources to enable us to redeem our preferred stock pursuant to the scheduled maturities as described in the table above. In the event there is a short-term shortage of liquidity to make the required cash payments for redemption as a result of, among other things, failure to receive dividend payments from our operating subsidiaries on time, we plan to raise cash liquidity through the issuance of long-term debt in the Korean fixed-income market in advance of the scheduled maturity on our preferred stock. In addition, the Stock Purchase Agreement requires us to make cash payments of W652,284,172,800 two years from the closing subject to reduction if certain loan portfolio quality conditions existing as of December 31, 2002 under Korean GAAP are not maintained, and W166,516,375,496 two years from the closing, subject to reductions relating to the accuracy of representations and warranties contained in the Stock Purchase Agreement. As a result of uncertainties relating to loan quality conditions and possible breach of representations and warranties, it is impossible to predict at this time the actual amount of cash payments that will be due. To the extent we need to obtain additional liquidity, we plan to do so through the issuance of long-term debt and the use of our other secondary funding sources. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”.
Capital Adequacy
      Chohung Bank’s capital adequacy ratios as of December 31, 2002, 2003 and 2004, calculated based on guidelines issued by the Financial Supervisory Commission, were 8.66%, 8.87% and 9.40%, respectively. Pursuant to the capital adequacy guidelines issued by the Financial Supervisory Commission, financial holding companies in Korea, including us, are required to maintain a minimum requisite capital ratio of at least 100%. Requisite capital ratio represents the ratio of net aggregate amount of our equity capital to aggregate amounts of requisite capital (all of which are described in “— Supervision and Regulation  — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy”). Although our estimated requisite capital ratio as of December 31, 2003 declined as a result of our acquisition of Chohung Bank, the ratio stabilized in 2004 and we expect to continue to satisfy the minimum requisite capital ratio requirement. Our acquisition of Chohung Bank did not affect the capital adequacy ratios of our other operating subsidiaries, including Shinhan Bank and Shinhan Card.
      In June 2004, we acquired the remaining 18.85% of the outstanding shares of Chohung Bank that we previously did not own through a cash tender offer followed by a small-scale share swap pursuant to Korean law. This transaction was subject to the rights of dissenting shareholders of Chohung Bank, who had the right to require Chohung Bank to purchase the shares held by such dissenting shareholders at a price determined in accordance with Korean laws and regulations. The number of shares subject to such purchase by Chohung Bank was 66,363,126 shares, amounting to a purchase price of approximately W204 billion. Chohung Bank was required to reduce its total Tier I and Tier II capital by such purchase price, resulting in a 0.50% decrease in Chohung Bank’s total Tier I and Tier II capital adequacy ratio.

BUSINESS OVERVIEW
      Unless otherwise specifically mentioned, the following business overview is presented on a consolidated basis under U.S. GAAP.
      In the overview of our business that follows, we provide you with information regarding our branch network and other distribution channels and a detailed look at our principal group activities.
Our Branch Network and Distribution Channels
      Through branches maintained at various levels of our subsidiaries, we offer a variety of financial services to retail and corporate customers. The following table presents the geographical distribution of our domestic branch network, according to our principal subsidiaries with branch networks, as of December 31, 2004.

						Good
	Shinhan Bank		Chohung Bank			Morning
						Shinhan	Shinhan
	Retail	Corporate	Retail	Corporate	Jeju Bank	Securities	Card(1)	Total

Seoul and metropolitan	150	47	187	44	1	36	5	470
Kyunggi Province	69	14	72	15	—	11	1	182
Six major cities:	44	15	78	15	1	18	5	176
Inchon	14	4	17	3	—	2	1	41
Busan	10	5	24	4	1	5	1	50
Kwangju	5	1	6	2	—	2	1	17
Taegu	6	3	13	3	—	4	1	30
Ulsan	4	1	8	1	—	2	—	16
Taejon	5	1	10	2	—	3	1	22

Sub-total	263	76	337	74	2	65	11	828
Others	23	10	107	15	29	14	2	200

Total	286	86	444	89	31	79	13	1,028

Note:

(1)	Represents sales offices focusing on attracting new customers.

Banking Branch Network
      As of December 31, 2004, Shinhan Bank had 372 branches in Korea. Shinhan Bank’s branch network is designed to focus on providing one-stop banking services tailored to one of the three customer categories: retail customers, small- and medium-sized enterprises customers and large corporate customers. Under the customer oriented branch network, branch officers operate under the sole and independent supervision of their respective division profit centers, providing one-stop banking services tailored to their respective customer groups. Of the 372 total domestic branches, three branches specialize in serving large corporations, 83 branches concentrate on small-and medium-sized enterprises and 286 branches focus on retail customers.
      As of December 31, 2004, Chohung Bank had an extensive nation-wide branch network with a total of 533 branches in Korea. With key branches located in high traffic locations such as airports, hospitals and other public facilities, Chohung Bank believes that it provides its customers with convenience and efficiency that enables Chohung Bank to secure a significant source of stable funding at competitive rates. Of the 533 total branches, six branches specialize in serving large corporations, 83 branches concentrate on small- and medium enterprises and 444 branches focus on retail customers.
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
      Shinhan Bank’s 150 retail branches are principally located near Seoul and its metropolitan area to target and service high net worth individuals. Chohung Bank has an extensive nationwide network of 444 retail branches covering all regions of Korea, which also offers credit card-related services in addition to conventional consumer lending.
      Chohung Bank has traditionally focused on and continues to focus on retail banking. To focus more on profitability, it has developed and has been implementing what it refers to as “deepening customer relationship branches” or DCR branches, which have separate layouts from conventional branches and provides easier access and differentiated services to high net worth customers. As of December 31, 2004, Chohung Bank had 182 DCR branches located primarily in strategic locations in major Korean cities.
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

Corporate Banking Branches
      In order to service corporate customers and attract high-quality borrowers, in particular from the small- and medium-sized enterprises sector, Shinhan Bank has developed a relationship management system within its domestic branch network and strengthened its marketing capability. Shinhan Bank’s relationship managers help us foster enduring relationships with our corporate customers, the small- and medium-sized enterprises in particular. Shinhan Bank has 83 corporate banking branches with these relationship management teams focusing on serving its small- and medium-sized enterprises customers. Recently, as part of an effort to centralize our resources and institutional knowledge with respect to our corporate customer base, Shinhan Bank have reduced the number of banking branch offices that offer services to large corporate customers. Shinhan Bank expects its headquarters to be much better positioned to effect policies and business strategies throughout its branch network. This should lead to greater efficiency and better services being provided to these customers. Shinhan Bank has three corporate branches solely dedicated to large corporate customers, all of which are located in Seoul, Korea.
      In August 2002, in order to service quality corporate customers, in particular from the small- and medium-sized enterprises sector, Chohung Bank spun off the corporate sections from its existing branches and created separate corporate banking branches. Chohung Bank currently has 89 corporate banking branches, consisting of six large corporate branches and 83 small- and medium-sized enterprises branches. These corporate banking branches operate independently from the retail banking branches and form a separate corporate banking branch network. Each corporate banking branch has its own general manager and is dedicated solely to large corporate customers.

Self-Service Terminals
      In order to complement our branch network, we have established an extensive network of automated banking machines, which are located in branches and in unmanned outlets. These automated banking machines consist of ATMs, cash dispensers and passbook printers. As of December 31, 2004, Shinhan Bank had 1,057 cash dispensers and 1,402 ATMs and Chohung Bank had 930 cash dispensers, 3,467 ATMs. We have actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. We believe that the use of our automated banking machines has increased in recent years. We estimate that, in 2004, automated banking machine transactions accounted for approximately 25.7% of total deposit and withdrawal transactions of Shinhan Bank and 47.2% of those of Chohung Bank.
      The following table sets forth information, for the periods indicated, regarding the number of transactions and the fee revenue of our ATMs and cash dispensers.

	For the Year Ended December 31,

	2002		2003		2004

Shinhan Bank:
ATMs and cash dispensers		2,212		2,373		2,459
Number of transactions (millions)		117		107		105
Fee revenue (billions of Won)	W	19	W	20	W	20
Chohung Bank:
ATMs and cash dispensers		5,011		4,655		4,397
Number of transactions (millions)		338		281		262
Fee revenue (billions of Won)	W	41	W	42	W	34

Electronic Banking
      Since launching Korea’s first internet banking service in July 1999, Shinhan Bank has been widely acknowledged in the print and electronic media as the internet banking leader among Korean commercial banks. Shinhan Bank’s internet banking services are more comprehensive than those available at the counter, including such services as 24 hour account balance posting, real-time account transfer, overseas remittance and loan requests. Consistent with the fact that Korea has the highest internet supply rate in the world and an active e-business market, internet banking has continued to grow at a rapid pace. In 2004, internet banking made up 28.1% of total banking transactions of Shinhan Bank, an increase from 24.4% in 2003 and 19.8% in 2002. In the case of loans, in particular, an average of approximately 5,629 requests are made per month. Among the electronic banking service customers of Shinhan Bank in 2004, approximately 1,658,812 were retail customers and 84,477 were corporate customers.
      In March 2004, we launched the M Banking service, which enables customers to make speedy, convenient and secure banking transactions using IC chip-installed mobile phones. As of December 31, 2004, Chohung Bank had 34,062 M Banking subscribers who used the service for approximately 450,000 transactions amounting to W304,955 million and Shinhan Bank had 18,183 M Banking subscribers who used the service for approximately 273,000 transactions amounting to W364,812 million.
      Chohung Bank launched its electronic banking services in May 1993, allowing customers to transfer funds, make account inquiries and receive account statements by telephone and facsimile. Chohung Bank provides a 24-hour phone banking service which facilitates money transfers and account inquiries as well as Chohung Bank’s efforts to market its products and services through the phone. The internet banking system, launched in July 1999, enables customers to transfer funds more conveniently than under the existing phone banking system. In 2004, internet banking made up 18.61% of total banking transactions of Chohung Bank. In the case of loans, in particular, an average of approximately 4,284 requests are made per month. Among the electronic banking service customers of Chohung Bank in 2004, approximately 2,781,081 were retail customers and 103,889 were corporate customers.

      The following table sets forth information, for the periods indicated, on the number of users and transactions and the fee revenue of the above services provided to our retail and corporate customers.

	For the Year Ended December 31,

	2002		2003		2004

Shinhan Bank:
Telephone banking(1):
Number of users(2)		792,317		1,109,552		1,398,827
Number of transactions (in thousands)		27,792		39,670		36,646
Internet banking(1):
Number of users(2)		741,552		1,023,195		1,339,571
Number of transactions (in thousands)(3)		224,652		306,667		359,160
Total fee revenue (millions of Won)	W	13,244	W	18,325	W	29,884
Chohung Bank:
Telephone banking(1):
Number of users(2)		2,485,000		2,670,658		720,492
Number of transactions (in thousands)(3)		119,429		120,931		108,745
Internet banking(1):
Number of users		1,974,000		2,417,415		2,472,415
Number of transactions (in thousands)(3)		121,094		141,196		166,937
Total fee revenue (millions of Won)	W	32,119	W	35,052	W	45,007

Notes:

(1)	Includes customers simultaneously using both telephone banking and internet banking.

(2)	Includes customers using services of both Shinhan Bank and Chohung Bank.

(3)	Includes account inquiries and balance transfers.
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

Overseas Branch Network
      The table below sets forth Shinhan Bank’s overseas banking subsidiary and branches.

		Year
		Established
Business Unit	Location	or Acquired

Subsidiary
Shinhan Finance Limited	Hong Kong SAR, China	1990
Branches
Tokyo	Japan	1988
Osaka	Japan	1986
Fukuoka	Japan	1997
New York	U.S.A.	1989
London	United Kingdom	1991
Ho Chi Minh City	Vietnam	1995
Tianjin	China	1996
Shanghai	China	2003
      The table below sets forth Chohung Bank’s overseas banking subsidiaries and branches.

		Year
		Established
Business Unit	Location	or Acquired

Subsidiaries
Chohung Finance Ltd., Hong Kong	Hong Kong SAR, China	1982
Chohung Bank (Deutschland) GmbH	Germany	1994
CHB America Bank(1)	U.S.A.	2003
Chohung Vina Bank	Vietnam	2000
Branches
London	United Kingdom	1979
Tokyo	Japan	1981
Singapore	Singapore	1990
Tianjin	China	1994
Mumbai	India	1996
New York	U.S.A.	1978

Note:

(1)	Created as a result of a merger between Chohung Bank of New York and California Chohung Bank in March 2003. CHB America Bank has offices in New York City, New York and Los Angeles, California.
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

Credit Card Distribution Channels
      As part of our strategy to focus on cross-selling of credit card products and services to our banking customers, we generally markets our credit card products and services to our customers through our established retail distribution channels, primarily through retail and corporate banking branch network of Shinhan Bank and Chohung Bank, including automated transaction machines. In addition, as of Decem-

ber 31, 2004, Shinhan Card had 13 sales offices nationwide, which primarily focus on attracting new credit card customers.

Securities Brokerage Distribution Channels
      Our Securities Brokerage Services is conducted principally through Good Morning Shinhan Securities. As of December 31, 2004, Good Morning Shinhan Securities had 79 branches nationwide and two overseas subsidiaries based in New York and London to service our customers in this business.
      Approximately 62.0% of our brokerage branches are located in the Seoul metropolitan area with a focus to attract high net worth individual customers and also to achieve synergy with our retail and corporate banking branch network. In the corporate sector in particular, we continue to explore new opportunities through cooperation between Good Morning Shinhan Securities and Shinhan Bank and Chohung Bank.
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

Deposit-Taking Activities
      We offer many deposit products that target different customer segments with features tailored to each segment’s financial profile and other characteristics. Our deposit products principally include the following:

•	Demand deposits, which either do not accrue interest or accrue interest at a lower rate than time or savings deposits. Demand deposits allow the customer to deposit and withdraw funds at any time and, if they are interest bearing, accrue interest at a fixed or variable rate depending on the period and the amount of deposit. Retail and corporate demand deposits constituted approximately 9.8% of our total deposits as of December 31, 2003 and paid average interest of 1.39% in 2003, and approximately 10.1% of our total deposits as of December 31, 2004 and paid average interest of 1.33% in 2004.

•	Time deposits, which generally require the customer to maintain a deposit for a fixed term during which the deposit accrues interest at a fixed rate or variable rate based on certain financial indexes, including the Korea Composite Stock Price Index (KOSPI). If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for time deposits typically ranges from one month to five years. Retail and corporate time deposits constituted approximately 49.1% of our total deposits as of December 31, 2003 and paid average interest of 4.19% in 2003, and approximately 47.7% of our total deposits as of December 31, 2004 and paid average interest of 3.83% in 2004.

•	Mutual installment deposits, which generally require the customer to make periodic deposits of a fixed amount over a fixed term during which the deposit accrues interest at a fixed rate. If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for installment deposits typically ranges from six months to five years. Mutual installment deposits constituted approximately 3.2% of our total deposits as of December 31, 2003 and paid average interest of 5.36% in 2003, and approximately 2.9% of our total deposits as December 31, 2004 and paid average interest of 4.54% in 2004.

•	Savings deposits, which allow the customer to deposit and withdraw funds at any time and accrue interest at an adjustable interest rate, which is lower than time or installment deposits. Currently, interest on savings deposits ranges from zero to 2.7%. Saving deposits constituted approximately 29.4% of our total deposits as of December 31, 2003 and paid average interest of 1.46% in 2003, and approximately 29.5% of our total deposits as of December 31, 2004 and paid average interest of 1.24% in 2004.

•	Marketable deposits, consisting of certificates of deposit, cover bills and bonds sold under repurchase agreements that have maturities ranging from 30 days to two years. Interest rates on marketable deposits are determined based on the length of the deposit and prevailing market interest rates. Certificate of deposits are sold on a discount to their face value, reflecting the interest payable on the certificate of deposit. Under U.S. GAAP, cover bills sold are reflected as short-term borrowings and bonds sold under repurchase agreements are reflected under secured borrowings.

•	Foreign currency deposits, which accrue interest at an adjustable rate and are available to Korean residents, nonresidents and overseas immigrants. Shinhan Bank offers foreign currency demand and time deposits and checking and passbook accounts in 15 currencies and Chohung Bank offers such accounts in 15 foreign currencies. Deposits in foreign currency constituted approximately 5.84% of our total deposits as of December 31, 2003 and paid average interest of 0.66% in 2003, and approximately 5.81% of our total deposits as of December 31, 2004 and paid average interest of 0.60% in 2004.

      We also offer deposits which provide the holder with preferential rights to housing subscriptions under the Housing Construction Promotion Law, and eligibility for mortgage loans. These products include:

•	Housing subscription time deposits, which are special purpose time deposit accounts providing the holder with a preferential right to subscribe for new private apartment units under the Housing Construction Promotion Law. This law is the basic law setting forth various measures supporting the purchase of houses and the supply of such houses by construction companies. If a potential home-buyer subscribes for these deposit products and holds them for a certain period of time as set forth in the Housing Construction Promotion Law, such deposit customers obtain the right to subscribe for new private apartment units on a priority basis under this law. Such preferential rights are neither transferable nor marketable in the open market. These products accrue interest at a fixed rate for one year and at an adjustable rate after one year, which are consistent with other time deposits. Deposit amounts per account range from W2 million to W15 million depending on the size and location of the dwelling unit. These deposit products target high and middle income households.

•	Housing subscription installment savings deposits, which are monthly installment savings programs providing the holder with a preferential subscription right for new private apartment units under the Housing Construction Promotion Law. Such preferential rights are neither transferable nor marketable in the open market. These deposits require monthly installments of W50,000 to W500,000, have maturities between three and five years and accrue interest at fixed rates depending on the term, which are consistent with other installment savings deposits. These deposit products target low- and middle-income households.

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

	As of December 31,

	2002	2003	2004

	(In thousands, except branches)
Shinhan Bank:
Retail deposit customers(1)	5,361	5,551	5,934
Active retail deposit customers(2)	1,624	1,621	1,753
Corporate deposit customers	93	101	113
Domestic branches	341	354	372
Chohung Bank:
Retail deposit customers(1)	9,932	9,239	10,361
Active retail deposit customers(3)	2,913	2,619	2,563
Corporate deposit customers	137	138	142
Domestic branches	536	557	533

Notes:

(1)	Based on the classification for the purpose of customer management, retail deposit customers include individual deposit customers, foreigners, sole proprietorships and certain small- and medium-sized enterprises deposit customers classified as retail customers depending on a number of factors, including those small- and medium-sized enterprises to whom a credit of less than W1 billion has been extended and who are sole proprietors.

(2)	For Shinhan Bank, represents customers (i) whose average monthly account balance is W300,000 or more or (ii) who is 20 years of age or more, has an average loan balance during the year, and accordingly is required to maintain a deposit account with Shinhan Bank to service payment of interest on, and principal of, such loans.

(3)	For Chohung Bank, represents customers whose aggregate of outstanding balances of all accounts as of December 31 of each year was W100,000 or more.
      We offer varying interest rates on our deposit products depending on the rate of return on our interest earning assets, average funding costs and interest rates offered by other nationwide commercial banks.
      We believe that Chohung Bank holds the largest amount of deposits made by litigants in connection with legal proceedings in Korean courts or by persons involved in disputes as of December 31, 2004. In Korea, a debtor may discharge his obligation by depositing the subject of performance with the court for the creditor if a creditor refuses to accept payment of debt or is unable to receive it, or if the debtor cannot ascertain without any negligence who is entitled to the payment. Also, in instances in which there has been a preliminary attachment of real property, the property owner may deposit in cash the amount being claimed by such preliminary attachment holder in escrow with the court, in which case the court will remove such lien or attachment. Chohung Bank has been performing such court deposit services since 1958, and has developed an infrastructure of equipment, software and personnel for such business. Such deposits in the past have carried interest rates, which were generally lower than market rates (on average approximately 2% per annum). Such deposits totaled W3,872 billion, W4,205 billion and W4,329 billion as of December 31, 2002, 2003 and 2004, respectively.
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
      The Depositor Protection Act provides for a deposit insurance system where the Korea Deposit Insurance Corporation guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of W50 million per depositor per bank. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Banks — Deposit Insurance System”.

Retail Banking Services

Overview
      We provide retail banking services primarily through Shinhan Bank and Chohung Bank, our two largest subsidiaries, and, to a much lesser extent, through Jeju Bank, a regional commercial bank. The consumer loans of Shinhan Bank amounted to W21,327 billion (not including credit cards) as of December 31, 2004, and those of Chohung Bank amounted to W15,826 billion (not including credit cards) as of December 31, 2004.
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
      Retail banking of Shinhan Bank has been and will continue to remain one of our core businesses. Shinhan Bank’s strategy in retail banking is to provide prompt and comprehensive service to retail customers through increased automation and improved customer service, as well as a streamlined branch network focused on sales. The retail segment places an emphasis on targeting high net worth individuals. As of December 31, 2004, Shinhan Bank had approximately 55,000 high net worth customers with deposits of W100 million or more.
      Chohung Bank leverages its customer information database to actively market and cross-sell to, as well as focus more resources on, its most profitable customers. In addition, Chohung Bank, through its newly-formed Product Development Division expects to offer a wider variety of products differentiated and targeted towards differentiated customer segments with a greater focus on the high margin, high net worth individuals. As of December 31, 2004, Chohung Bank had approximately 31,069 high net worth customers with deposits of W100 million or more.

Consumer Lending Activities
      We offer various consumer loan products, consisting principally of household loans, that target different segments of the population with features tailored to each segment’s financial profile and other characteristics, including each customer’s profession, age, loan purpose, collateral requirements and the length of time a borrower has been our customer. Household loans consist principally of the following:

•	Mortgage and home equity loans, mostly comprised of mortgage loans which are loans to finance home purchases and are generally secured by the home being purchased; and

•	Other consumer loans, which are loans made to customers for any purpose (other than mortgage and home equity loans) and the terms of which vary based primarily upon the characteristics of the borrower and which are either unsecured or secured or guaranteed by deposits or a third party.

      As of December 31, 2004, mortgage and home-equity loans and other consumer loans accounted for 58.8% and 41.2%, respectively, of our consumer loans (excluding credit cards).
      For secured loans, including mortgage and home equity loans, Shinhan Bank’s policy is to lend up to 50%-70% of the appraisal value of the collateral, also by taking into account the value of any lien or other security interest that is prior to our security interest (other than petty claims). Chohung Bank’s policy is to lend up to the estimated recovery value of the collateral, which Chohung Bank calculates based on the average value of collateral published by courts as recovered through court-approved auctions during the previous year and further adjusted to take into account the existence of any lien or other security interest that is prior to Chohung Bank’s security interest. For the year ended December 31, 2004, the average initial loan-to-value ratios of mortgage and home equity loans, under Korean GAAP, of Shinhan Bank and Chohung Bank were approximately 51.39% and 58.54%, respectively.
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
      As of December 31, 2004, approximately 98.03% of our mortgage and home equity loans were secured by residential property which is the subject of the loan and approximately 0.46% of our mortgage and home equity loans were guaranteed by the government housing-related funds. In Korea, contrary to general practices in the United States, it is a common practice in Korea for construction companies in Korea to require buyers of new homes (particularly apartments under construction) to make installment payments of the purchase price well in advance of the title transfer of the home being purchased. In connection with this common practice, we provide advance loans, on an unsecured basis for the time being, to retail borrowers where the use of proceeds is restricted for this purpose of financing home purchases. A significant portion of these loans are guaranteed by third parties, which may include the construction company receiving the installment payment, until construction of the home is completed. Once construction is completed and the title to the homes are transferred to the borrowers, which may take several years, these loans become secured by the new homes purchased by these borrowers. As of December 31, 2003, we had approximately W634 billion of such unsecured loans, classified as mortgage and home equity loans and representing approximately 3.1% of our total mortgage and home equity loans. As of December 31, 2004, we had approximately W824 billion of such unsecured loans, which, however, were not classified as mortgage and home equity loans but as other consumer loans. To the extent that such loans remain unsecured or to the extent that any guarantees outstanding are insufficient to cover all future losses, we may be required to establish larger allowances for loan losses with respect to any such loans that become non-performing.
      As we are currently focusing on credit quality, we believe this will moderate volume growth in the unsecured portions of our other consumer loan sector. Government regulations relating to the real estate market will also reduce the rate of growth in the mortgage and home equity markets.
      The following table sets forth the portfolio of our consumer loans.

	As of December 31,

	2002		2003(1)		2004

	(In billions of Won, except percentages)
Consumer loans(2)
Mortgage and home-equity	W	11,539	W	20,517	W	22,180
Other consumer		4,962		14,580		15,546
Percentage of consumer loans to total gross loans		36.6%		36.8%		38.9%

Notes:

(1)	The sharp increase in overall consumer loans in 2003 from 2002 is due primarily to our acquisition of Chohung Bank in 2003.

(2)	Before allowance for loans losses and excludes credit card accounts.

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
      As of December 31, 2004, Shinhan Bank’s three-month, six-month and twelve-month base rates were approximately 3.42%, 3.45% and 3.45%, respectively, and Chohung Bank’s three-month, six-month and twelve-month base rates were approximately 3.42%, 3.45% and 3.45%, respectively. As of December 31, 2004, Shinhan Bank’s fixed-rates for home equity loans with a maturity of one year, two years and three years were 7.80%, 8.10% and 8.40%, respectively, and Shinhan Bank’s fixed-rates for other consumer loans with a maturity of one year ranged from 8.60% to 12.25% depending on the consumer credit scores of its customers, while Chohung Bank’s fixed-rates for home equity loans with a maturity of one year, two years and three years were 5.92%, 5.98% and 6.11%, respectively, and Chohung Bank’s fixed-rates for other consumer loans with a maturity of one year ranged from 7.20% to 10.00% depending on the consumer credit scores of its customers.
      As of December 31, 2004, approximately 80.5% of our consumer loans were priced based on a floating rate and approximately 19.5% were priced based on a fixed rate. As of the same date, approximately 98.1% of our consumer loans with maturity of over one year were priced based on a floating rate and approximately 1.9% were priced based on a fixed rate.

Private Banking
      Historically, we have focused on customers with higher net worth. Our retail banking services provide a private banking service to our high net worth customers who seek personal advice in complex financial matters. Our aim is to help enhance the private wealth and increase the financial sophistication of our clients by offering them portfolio/ fund management services, tax consulting services and real estate management service. To date, our fee revenues from these activities have not been significant.
      We believe that we were one of the first banks to initiate private banking in Korea. We opened our first Private Banking Center in Seoul in 2002 to serve the needs of high net worth customers, in particular those customers with deposits of W1 billion or more, and we currently have seven private banking centers both of which are located in Seoul metropolitan area. While we believe that the market for private banking services in Korea is still at an early stage of development, in connection with our strategy to target high net worth retail customers, we established a separate private banking department in 2003 to further develop and improve our services in this area.

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

	As of December 31,

	2002			2003			2004

	(In billions of Won, except percentages)
Small- and medium-sized enterprises loans(1)	W	14,649	32.5%	W	38,055	40.0%	W	38,713	39.9%
Large corporate loans(2)		11,139	24.7		16,031	16.8		15,909	16.4

Total corporate loans	W	25,788	57.2%	W	54,086	56.8%	W	54,622	56.3%

Notes:

(1)	Represents the principal amount of loans extended to corporations meeting the definition of small- and medium-sized enterprises under the Basic Act on Small- and Medium-sized Enterprises and its Presidential Decree. Certain loans to sole proprietorships are included under retail lending.

(2)	Includes loans to government-controlled companies.

Small- and medium-sized Enterprises Banking
      The small- and medium-sized enterprise loans of Shinhan Bank amounted to W20,525 billion as of December 31, 2004, and those of Chohung Bank amounted to W16,253 billion as of December 31, 2004. Under the Basic Act on Small- and Medium-sized Enterprises and its Presidential Decree, small- and medium-sized enterprises are defined as companies which (i) do not have employees and assets exceeding the number or the amount, as the case may be, specified in accordance with their types of businesses in the Presidential Decree and (ii) do not belong to a conglomerate as defined in the Monopoly Regulations and Fair Trade Act. As of December 31, 2004, we had approximately 119,540 small- and medium-sized enterprises loan customers, consisting of approximately 48,698 customers with Shinhan Bank and 70,842 customers with Chohung Bank (not taking into account any overlaps between the two). Shinhan Bank’s small- and medium-sized enterprises business has historically focused on larger and well-established small- and medium-sized enterprises in Korea that prepared financial statements audited by independent auditors. This focus is based on our belief and historical observation that the larger and, in many cases, more sound businesses tend to engage independent auditors and strengthen investor confidence. Chohung Bank has traditionally focused on large corporate and retail banking and, as a result, its small- and medium-sized enterprises lending portfolio has increased during recent years with a focus on higher profit, higher risk customers who are comparatively smaller than Shinhan Bank’s customers. As of December 31, 2004, our small- and medium-sized enterprise banking operation was the largest among Korean banks in terms of the total amount of Won-denominated loans to small- and medium-sized enterprises that are audited by certified public accountants, with W5,180 billion, or 16.9% of our total Won-denominated loans to small- and medium-sized enterprises, outstanding to Shinhan Bank’s 2,499 customers and W3,685 billion, or 12.0% of our total Won-denominated loans to small- and medium-sized enterprises, outstanding to Chohung Bank’s 2,048 customers, with approximately 15% in market share. As a result, we believe that our banking operation had the largest market share of small- and medium-sized enterprises customers subject to independent audit.
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
      We believe that Shinhan Bank, which have traditionally focused on small-and medium-sized enterprises lending, possesses the necessary elements to succeed in the small- and medium-sized enterprises market, including its marketing capabilities (which we believe have provided Shinhan Bank with significant brand loyalty) and its credit rating system for credit approval. To increase and maintain its market share of small- and medium-sized enterprises lending, Shinhan Bank has:

•	positioned itself based on accumulated expertise. We believe Shinhan Bank has a better understanding of the credit risks embedded in this market segment and to develop loan and other products specifically tailored to the needs of this market segment;

•	begun operating a relationship management system to provide targeted and tailored customer service to small-and medium-sized enterprises. Shinhan Bank has 83 corporate banking branches with relationship management teams. These relationship management teams market products and review and approve smaller loans that pose less credit risks; and

•	begun to focus on cross-selling loan products with other products. For example, when Shinhan Bank lends to small- and medium-sized enterprises, it also explores opportunities to cross-sell consumer loans or deposit products to the employees of those companies or to provide financial advisory services.
      Chohung Bank has in recent years identified small- and medium-sized enterprise lending as its principal areas of growth and increased its small- and medium-sized enterprises customer base to include relatively smaller enterprises, such as small unincorporated businesses and sole proprietorships. While lending to these customers has resulted in growth of Chohung Bank’s corporate lending portfolio, it also increased its credit risk exposure relative to its other existing customers.
      Since 2002, the industry-wide delinquency ratios for loans to small- and medium-sized enterprises have been rising. According to data compiled by the Financial Supervisory Service, the delinquency ratio (net of charge-offs, which has also increased significantly) for Won-denominated loans by Korean banks to small- and medium-sized enterprises increased from 2.0% as of December 31, 2002 to 2.1% as of December 31, 2004. The delinquency ratio for loans to small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal payments are overdue by one day or more or interest payments are over due by 14 days or more (if prior interest payments on a loan were made late on more than three occasions, in which case the loan is considered delinquent if interest payments are overdue by one day or more) to (2) the aggregate outstanding balance of such loans. Shinhan Bank’s delinquency ratio, calculated under Korean GAAP, for such loans increased from 1.07% as of December 31, 2002 to 1.75% as of December 31, 2003 to 1.80% as of December 31, 2004 and to 1.79% as of March 31, 2005. Chohung Bank’s delinquency ratio, calculated under Korean GAAP, for such loans increased from 1.53% as of December 31, 2002 to 3.49% as of December 31, 2003 to 2.21% as of December 31, 2004 and to 2.80% as of March 31, 2005. In particular, Shinhan Bank’s delinquency ratios, calculated under Korean GAAP, for Won-denominated loans to small- and medium-sized enterprises that do not prepare audited financial statements were 2.46% as of December 31, 2003, 1.95% as of December 31, 2004 and 2.34% as of March 31, 2005. Such delinquency ratios for Chohung Bank were 4.86% as of December 31, 2003, 2.74% as of December 31, 2004 and 3.28% as of March 31, 2005. Shinhan Bank’s delinquency ratios for loans to small unincorporated businesses and sole proprietorships were 1.56% as of December 31, 2003, 2.07% as of December 31, 2004 and 2.02% as of March 31, 2005. Such delinquency ratios for Chohung Bank were 3.03% as of December 31, 2003, 2.00% as of December 31, 2004 and 2.77% as of March 31, 2005. These delinquencies may rise further in 2005 compared to 2003 and 2004. Our current focus of small- and medium-sized enterprise lending business is to improve the asset quality and maintain the profitability of our loans to small- and medium-sized enterprises.

Large Corporate Banking
      Large corporate customers consist primarily of member companies of chaebols and financial institutions. Large corporate loans of Shinhan Bank amounted to W8,423 billion as of December 31, 2004, and those of Chohung Bank amounted to W7,486 billion as of December 31, 2004. As a late entrant into the Korean commercial banking industry, large corporate banking has not been a core business of Shinhan Bank and its focus of business in this customer sector has been on investments in corporate debt securities and fee-based businesses rather than conventional lending activities. On the other hand, Chohung Bank, the oldest commercial bank in Korea that we acquired in 2003, has traditionally focused on large corporate customers as its core corporate banking business.
      In recent years, our Corporate & Investment Banking Group has begun providing investment banking services. We provide services as an arranger, trustee and liquidity provider for asset-backed securities. We also participate in and administer syndicated loans and project financings. We provide advisory services in the area of social overhead capital projects such as highway, port, power and water and sewage projects, as well as equity and venture financing, real estate financing and mergers and acquisitions advice.

Corporate Lending Activities
      Our principal loan products for corporate customers are working capital loans and facilities loans. Working capital loans, which include discounted notes and trade financing, are, in general, loans used for general working capital purposes. Facilities loans are provided to finance the purchase of equipment and the establishment of manufacturing won-denominated plants. As of December 31, 2004, working capital loans and facilities loans amounted to W32,086 billion and W4,168 billion, respectively, representing 88.5% and 11.5% of our total Won-denominated corporate loans under Korean GAAP. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three years in the case of unsecured loans and five years in the case of secured loans. Facilities loans, which are generally secured, have a maximum maturity of ten years.
      Loans to corporations may be unsecured or secured by real estate, deposits or guaranty certificates. As of December 31, 2004, under Korean GAAP, secured loans and guaranteed loans (including loans secured by guaranty certificates issued by credit guarantee insurance funds) accounted for 53.6% and 13.4%, respectively, of Shinhan Bank’s Won-denominated loans to small- and medium-sized enterprises. Among the secured loans, approximately 89.6% were secured by real estate. As of December 31, 2004, under Korean GAAP, secured loans and guaranteed loans (including loans secured by guaranty certificates issued by credit guarantee insurance funds) accounted for 39.4% and 14.0%, respectively, of Chohung Bank’s Won-denominated loans to small- and medium-sized enterprises. Among the secured loans, approximately 83.2% were secured by real estate.
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
      As of December 31, 2004, in terms of outstanding loan balance, 41.96% of our corporate loans were extended to borrowers in the manufacturing industry, 15.69% were to borrowers in the retail and wholesale industry, 14.08% were to the borrowers in the real estate, leasing and service industry, 4.98% were to borrowers in the construction industry, and 5.04% were extended to borrowers in the finance and insurance industry. Recently, loans to corporate borrowers in the real estate, leasing and service industry and the hotel and leisure industry, which are principally small- and medium-sized enterprises, have begun experiencing an increase in delinquencies as well as deterioration in credit quality. Under Korean GAAP, delinquency ratio for Won-denominate loans to the real estate, leasing and service industry was 2.67% for Chohung Bank and 1.53% for Shinhan Bank as of December 31, 2004. Under Korean GAAP, delinquency ratio for Won-denominate loans to the hotel and leisure industry was 2.74% for Chohung Bank and 2.17% for Shinhan Bank as of December 31, 2004. Shinhan Bank’s Won-denominate corporate loans classified as substandard or below under the guidelines of the Financial Supervisory Commission increased from W296 billion as of December 31, 2002 to W304 billion as of December 31, 2004 and Chohung Bank’s Won-denominated corporate loans classified as substandard or below were W285 billion as of December 31, 2004, as compared to W643 billion as of December 31, 2002.

Pricing
      We establish the price for our corporate loan products at each of Shinhan Bank and Chohung Bank based principally on their respective cost of funding and the expected loss rate based on a borrower’s credit risk. As of December 31, 2004, 61.7% of Shinhan Bank’s corporate loans with outstanding maturities of one year or more had interest rates that were not fixed but were variable in reference to Shinhan Bank’s market rate and 39.9% of Chohung Bank’s corporate loans with outstanding maturities of one year or more had interest rates that were not fixed but were variable in reference to Chohung Bank’s market rate.
      — Shinhan Bank
      Shinhan Bank generally determines pricing of its corporate loans as follows:

Interest rate =	(Shinhan Bank’s periodic market floating rate or reference rate) plus transaction cost plus a credit spread plus risk premium plus or minus a discretionary adjustment rate.
      Depending on the situation and Shinhan Bank’s agreement with the borrower, Shinhan Bank may use either its periodic market floating rate or the reference rate as the base rate in calculating its pricing. As of December 31, 2004, Shinhan Bank’s periodic market floating rates (which is based on a base rate determined for three-month, six-month, one-year, two-year, three-year or five-year periods derived using Shinhan Bank’s market rate system) were 3.42% for three months, 3.45% for six months, 3.45% for one year, 3.47% for two years, 3.51% for three years and 3.67% for five years. As of the same date, Shinhan Bank’s reference rate was 8.60%.
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
      Fund transfer pricing represents inter-segment lending rates published by Chohung Bank’s Treasury & Investment Division and varies depending on the type of loans.
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

Electronic Corporate Banking
      Shinhan Bank launched its electronic corporate banking services connecting its corporate customers through dedicated subscriber lines in 1991. Shinhan Bank has since developed its electronic corporate banking services to offer to corporate customers a web-based total cash management service through “Shinhan Bizbank”. Shinhan Bizbank supports all types of banking transactions from basic transaction history inquiries and fund transfers to opening letters of credit and trade finance. Products and services related to cash management include payment management, collection management, sales settlement service, acquisition settlement service, B2B settlement service, sweeping and pooling. By offering such information technology-related products and services such as purchase cards, loans for purchasing goods, e-biz loans, and a B2B settlement service, Shinhan Bank is able to continue to develop its image as one of the leaders in electronic corporate banking. Through the enhancement of Shinhan Bizbank and its cash management service, we intend to improve the support service system related to customer cash management. Shinhan Bizbank’s services were being used by approximately 84,477 corporations as of December 31, 2004 and, in 2004, its number of transactions and the aggregate transaction amount were approximately 13,808,692 and W367,354 billion, respectively.
      Chohung Bank launched its electronic corporate banking through “e-FMS” in January 2002. “e-FMS” not only offers cash management services, including payment management, but also B2B settlement service and enterprise resources planning service. Enterprise resource planning service includes accounting, human resources, salary payments, procurement, sales settlement service and production management and also offers cashflow management and tax management to its corporate customers. Chohung Bank’s e-FMS users were approximately 33,499 corporations as of December 31, 2004 and, in 2004, its number of transactions and the aggregate transaction amount were approximately 9,531,731 and W111,597 billion, respectively.

Credit Card Services

Overview
      As of December 31, 2004, our total credit card balance outstanding was W4,732 billion, or 4.87% of our total loans outstanding as of the same date, which consists of W1,989 billion with Shinhan Card and W2,696 billion with credit card operations of Chohung Bank.
      On June 4, 2002, Shinhan Bank spun-off its credit card business into Shinhan Card Co., Ltd., a “monoline” credit card subsidiary. Despite the spin-off, Shinhan Bank continues to manage a substantial portion of our credit card operations, including the collections and receiving and processing of applications, pursuant to an agency agreement between the two subsidiaries.

      Chohung Bank currently has an active credit card business primarily through BC Card Co., Ltd. (“BC Card”). BC Card is owned by 11 consortium banks. Chohung Bank currently holds 14.85% equity interest in BC Card. BC Card issues credit cards under the names of the member banks, substantially all of which are licensed to use MasterCard, Visa or JCB. This allows holders of BC Card to use their cards at any establishment which accepts MasterCard, Visa or JCB, as the case may be. On January 4, 2002, Chohung Bank released its own credit card, “Forever,” and the number of cardholders of “Forever” has reached approximately 194,869 members as of December 31, 2004.
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

Products and Services
      We offer a variety of credit card products and services that target select customer profiles and focus on:

•	offering cards that provide additional benefits such as frequent flyer miles and reward program points that can be redeemed by the customer for complementary services, prizes and cash;

•	offering gold cards, platinum cards and other preferential members’ cards which have a higher credit limit and provide additional services in return for a higher annual membership fee;

•	acquiring new customers through strategic alliances and cross-marketing with wholesalers and retailers;

•	encouraging increased use of credit cards by existing customers through special offers for dormant customers;

•	introducing new features to preferred customers, such as revolving credit cards, travel services and insurance;

•	developing fraud detection and security systems to prevent the misuse of credit cards and to encourage the use of credit cards over the Internet; and

•	issuing smart cards and preparing for a cardless business environment in which customers can use credit cards to make purchases by phone or over the Internet.
      Cardholders have several options for repayment of balances as follows:

•	general purchases of goods and services on credit, which are repayable on a lump-sum basis at the end of a monthly billing cycle;

•	installment purchases, which require payment approximately within 17 to 47 days after purchase and are repayable on an even-payment installment basis over a period of time ranging from two months to three years and generally accrue interest;

•	cash advances, which are repayable on a lump-sum basis at the end of a monthly billing cycle and generally accrue interest effective annual rates of approximately 11.8% to 26.95% for Shinhan Card and 18.0% to 26.97% for Chohung Bank; and

•	payments on a revolving payment basis, which allow customers to roll over their balance into a revolving basis with fixed minimum percentage or amount of the total outstanding balance.

      Cardholders were previously eligible to apply for credit card loans. However, since November 2003, they are not allowed to apply for new credit card loans, but only to extend the existing credit card loans up to a maximum principal amount of W10 million. Credit card loans are unsecured, have initial maturities of one year and currently accrue interest at the effective annual rates of approximately 15.5% to 20.0% in the case of Chohung Bank and approximately 9.5% to 21.8% in the case of Shinhan Card.
      Income from the credit card business consists of annual fees paid by cardholders, installment purchase fees, cash advance fees, interest on late and deferred payments and fees paid by merchants, with fees from merchants and cash advance fees constituting the largest source. Merchant discount fees, which are processing charges on the merchants, can be up to 4.5% of the purchased amount depending on the merchant used, with the average charge being 2.34% for Shinhan Card and 2.44% for Chohung Bank.
      Although the revolving credit system is more common in the United States and many other countries, this payment system is still in its early stages of development in Korea. Credit card holders in Korea are required to pay for their purchases within approximately 17 to 47 days of purchase depending on their payment cycle and, except in the case of installment purchases where the charged amounts are repaid in installments, typically during the following three to six months. Credit card accounts that remain unpaid after this period are deemed to be delinquent accounts. We charge penalty interest on delinquent accounts and closely monitor such accounts. For purchases made by installments, we charge interest on unpaid amounts at rates that vary according to the terms of repayment.
      In certain cases, credit card companies in Korea, including Shinhan Card and Chohung Bank, have been allowed to rewrite delinquent credit card balances for purchase and cash advance as credit card loans. Each of Shinhan Card and Chohung Bank rewrites a small number of card balances as a means of maximizing collection related to a relatively small number of borrowers who are suffering from temporary financial difficulties where it believes it is probable that all or substantially all principal and interest will ultimately be recovered. Credit card customers of Shinhan Card may apply for entry into the rewritten loan program (i) when the loan balance is past due three months and the borrower applying for entry into this program secures one or more guarantors meeting certain asset and credit quality criteria based on Shinhan Card’s credit scoring system or (ii) when the loan balance is less than three months past due and the borrower pays off 10%, or 20% if the amount exceeds a certain threshold, of the balance due. If approved, Shinhan Card rewrites card balances including past due interest into card loans and amend the maturity and the repayment terms accordingly. Shinhan Card provides the borrower with the option of either repaying the rewritten balance either on a monthly installment basis over five years or as a term loan due at the end of one year. Credit card customers of Chohung Bank may apply for entry into the rewritten loan program when the loan balance is past due one month. Except in limited circumstances, borrowers applying for entry into this program in general are required to secure one or more guarantors meeting certain asset and credit quality criteria. If approved, Chohung Bank rewrites card balances including past due interest into card loans and amends the maturity and the repayment terms accordingly. In general, rewritten credit card loans are due at the end of one year. Each of Shinhan Card and Chohung Bank segregates this portfolio for performance measurement and monitoring purposes due to the higher credit risk. The balance of rewritten loans of Shinhan Card were W37 billion, W25 billion and W9 billion as of December 31, 2002, 2003 and 2004 respectively, against which we recognized an allowance of W13 billion, W11 billion and W2 billion, respectively. The balance of rewritten loans of Chohung Bank were W529 billion, W680 billion and W495 billion as of December 31, 2002, 2003 and 2004, respectively, against which Chohung Bank made an allowance of W107 billion, W160 billion and W180 billion, respectively. See “— Financial and Statistical Information” below. The balance of such rewritten loans for both Shinhan Card and Chohung Bank are decreasing since both Shinhan Card and Chohung Bank provide rewritten loans on a very limited basis.

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

	As of December 31,

	2002	2003	2004

	(In thousands,
	except percentages)
Shinhan Card:
Number of credit card holders	2,548	2,773	3,002
Personal accounts	2,463	2,678	2,905
Corporate accounts	85	95	97
Active ratio(1)	49.1%	56.6%	50.7%
Number of merchants	1,545	2,112	2,513

Chohung Bank:
Number of credit card holders	4,266	3,205	2,819
Personal accounts	4,196	3,138	2,756
Corporate accounts	70	66	63
Active ratio(1)	58.1%	53.9%	50.9%
Number of merchants(2)	2,237	2,091	2,165

Notes:

(1)	Represents the ratio of accounts used at least once within the last six months to total accounts as of year end.

(2)	Represents the number of merchants of BC Card’s merchant network.
      As of December 31, 2004, Shinhan Card had a total of approximately 3,002,000 credit card customers, which represents an increase of approximately 229,000 customers from approximately 2,773,000 as of December 31, 2003. Of the total customers outstanding as of December 31, 2004, the number of platinum and gold card members, whose higher creditworthiness entitles them to certain benefits, was approximately 873,000. As of December 31, 2004, Chohung Bank had a total of approximately 2,819,250 credit card customers, which represents a decrease of approximately 385,750 customers from approximately 3,205,000 as of December 31, 2003.
      The number of Shinhan Card’s merchants also increased to approximately 2,513,000 merchants as of December 31, 2004 from approximately 2,112,000 merchants as of December 31, 2003.
      Chohung Bank has developed an independent card processing system that will allow Chohung Bank to process future billings for the existing BC Cards on its own, demonstrating Chohung Bank’s focus on cutting costs. We believe that a potential merger of Chohung Bank’s credit card business with Shinhan Card may offer new opportunities for cost savings and are exploring the possibilities. Chohung Bank also participates in a nationwide debit card program with 30 other banks. In connection with this business, Chohung Bank currently charges service establishments commissions of 2.5% on average on amounts purchased using the debit card.

Financial and Statistical Information
      The following table sets forth certain financial and statistical information relating to the credit card operations of Shinhan Card and Chohung Bank as of the dates or for the period indicated.

	As of or for the Year Ended December 31,

	2002				2003				2004

	Shinhan		Chohung		Shinhan		Chohung		Shinhan		Chohung
	Card(1)		Bank(2)		Card(1)		Bank(2)		Card(1)		Bank(2)

	(In billions of Won, except percentages)
Interest income:
Installments	W	30	W	166	W	42	W	133	W	40	W	84
Cash advances		185		492		164		354		30		212
Card loans(3)		51		54		35		93		34		97
Annual membership		8		11		5		6		2		5
Revolving(4)		6		111		7		113		6		71
Late payments		21		6		21		5		6		11

Total	W	301	W	840	W	274	W	704	W	118	W	480

Credit card fees:
Merchant fees(5)	W	110	W	250	W	176	W	195	W	146	W	200
Other fees		12		7		4		23		8		2

Total	W	122	W	257	W	180	W	218	W	154	W	202

Charge volume:(6)
General purchases	W	6,969	W	5,341	W	3,695	W	5,484	W	4,835	W	5,519
Installment purchases		772		4,341		1,143		2,505		1,247		2,099
Cash advances		8,119		20,224		6,805		12,585		4,355		6,875

Total	W	15,860	W	29,906	W	11,643	W	20,574	W	10,437	W	14,493

Outstanding balance (at year end):(7)
General purchases	W	540	W	500	W	395	W	455	W	456	W	538
Installment purchases		305		1,532		455		786		292		563
Cash advances		965		2,124		725		1,025		474		653
Revolving purchases		42		815		39		484		158		200
Card loans		476		660		329		745		233		529
Others		435		139		489		185		376		213

Total	W	2,763	W	5,770	W	2,432	W	3,680	W	1,989	W	2,696

Average balance	W	2,371	W	5,845	W	2,212	W	4,957	W	2,186	W	3,288
Delinquent balances:(8)
From 1 day to 1 month	W	231	W	827	W	173	W	376	W	67	W	109
Over 1 month:
From 1 month to 3 months	W	79	W	314	W	80	W	150	W	35	W	71
From 3 months to 6 months		48		273		71		172		38		44
Over 6 months		—		—		—		—		—		—

Sub-total		127		587		151		322		73		115

Total	W	358	W	1,414	W	324	W	698	W	140	W	224

	As of or for the Year Ended December 31,

	2002				2003				2004

	Shinhan		Chohung		Shinhan		Chohung		Shinhan		Chohung
	Card(1)		Bank(2)		Card(1)		Bank(2)		Card(1)		Bank(2)

	(In billions of Won, except percentages)
Delinquency ratios:(9)
From 1 day to 1 month		8.36%		14.33%		7.11%		10.22%		3.37%		4.04%
Over 1 month:
From 1 month to 3 months		2.86%		5.44%		3.29%		4.08%		1.76%		2.63%
From 3 months to 6 months		1.74		4.73		2.92		4.67		1.91		1.63
Over 6 months(10)		—		—		—		—		—		—

Sub-total		4.60		10.17		6.21		8.75		3.67		4.27

Total		12.96%		24.50%		13.32%		18.97%		7.04%		8.33%

Rewritten loans(11)	W	37	W	529	W	25	W	680	W	9	W	495
Gross charge-offs	W	60	W	493	W	290	W	1,304	W	223	W	649
Recoveries		17		28		32		58		20		35

Net charge-offs	W	43	W	465	W	258	W	1,246	W	203	W	614

Gross charge-off ratio(12)		2.53%		8.43%		13.11%		26.31%		10.20%		19.74%
Net charge-off ratio(13)		1.81%		7.96%		11.66%		25.14%		9.29%		18.67%

Notes:

(1)	Prior to June 2002 when the credit card division of Shinhan Bank was spun off to create Shinhan Card, a separate credit card subsidiary, our credit card operation was conducted by Shinhan Bank. The 2002 data presents collective results of credit card operations of Shinhan Bank’s credit card division, Shinhan Card and Jeju Bank’s credit card division. The 2003 data presents collective results of credit card operations of Shinhan Bank’s credit card division, Shinhan Card, credit card operations underlying Shinhan Card’s assets securitization and Jeju Bank’s credit card division.

(2)	Represents the credit card business of Chohung Bank, consisting of both BC Card and “Forever” Card, which we acquired in 2003.

(3)	Card loans consist of loans that are provided on either a secured or unsecured basis to cardholders upon prior agreement. Payment of principal, fees and interest on such a loan can be due either in one payment or in installments after a fixed period.

(4)	Revolving purchases were introduced in October 1998 for certain creditworthy credit card customers (e.g., customers who have not been delinquent for more than three times in the past one year) of Shinhan Card and in March 25, 2000 for certain creditworthy credit card customers of Chohung Bank.

(5)	Merchant discount fees consist of merchant membership and maintenance fees, charges associated with prepayment by Shinhan Card or Chohung Bank (on behalf of customers) of sales proceeds to merchants, processing fees relating to sales and membership applications.

(6)	Represents the aggregate cumulative amount charged during the year.

(7)	Represents amounts before allowance for loan losses.

(8)	Includes the unbilled balances of installment purchases.

(9)	Represents the ratio of delinquent balances to outstanding balances for the year.

(10)	Our charge-off policy for both Shinhan Card and Chohung Bank is to charge off all credit card balances which are 180 days past due.

(11)	Represents delinquent credit card balances for purchase and cash advance which have been rewritten as credit card loans, thereby reducing the balance of delinquent accounts.

(12)	Represents the ratio of gross charge-offs for the year to average balance for the year.

(13)	Represents the ratio of net charge-offs for the year to average balances for the year.

Supervisory Statistical Information prepared in accordance with Korean GAAP
      Due to the rapid increase in consumer debt in Korea in recent years, the Korean government has adopted a series of regulations designed to restrain the rate of growth in, and delinquencies of, cash advances, credit card loans and credit card usage generally and to strengthen the reporting of, and compliance with, credit quality indexes. The Financial Supervisory Commission and the Financial Supervisory Service have announced a number of changes to the rules governing the reporting of credit card balances, as well as the procedures governing which persons may receive credit cards. In addition, the Korean government has also revised the calculation formula for capital adequacy ratios and delinquency ratios applicable to credit card companies, imposing sanctions against credit card companies with capital adequacy ratios of 8% or below and/or delinquency ratios of 10% or above. These computations are all based on financial information prepared in accordance with Korean GAAP, as required by regulatory guidelines, which differs significantly from U.S. GAAP. As of December 31, 2002, 2003 and 2004, under Korean GAAP, Shinhan Card’s delinquent balances (defined as credit card accounts delinquent for over 30 days) were W150 billion, W168 billion and W86 billion, respectively, representing delinquency ratios (defined as the ratio of delinquent balances to outstanding balances) of 5.92%, 7.01% and 4.31%, respectively. As of December 31, 2002, 2003 and 2004, calculated on the same basis, Chohung Bank’s delinquent credit card balances, were W569 billion, W274 billion and W97 billion, respectively, representing delinquency ratios of 9.64%, 7.42% and 3.60%, respectively. In certain cases, credit card companies in Korea have been allowed to rewrite delinquent credit card balances for purchase and cash advance as credit card loans, thereby reducing the balance of delinquent accounts. Delinquent credit card balances that were rewritten as loans as of December 31, 2002, 2003 and 2004, under Korean GAAP, were W38 billion, W27 billion and W10 billion, respectively, for Shinhan Card and W539 billion, W682 billion and W497 billion, respectively, for Chohung Bank. Net charge-offs for Shinhan Card, under Korean GAAP, during 2002, 2003 and 2004 were W49 billion, W260 billion and W212 billion, respectively, representing net charge-off ratios (defined as the ratio of net charge-offs for the year to average balances for the year) of 2.12%, 10.10% and 9.70%, respectively. Net charge-offs for Chohung Bank, under Korean GAAP, during 2002, 2003 and 2004 were W376 billion, W1,266 billion and W625 billion, respectively, representing net charge-off ratios (defined as the ratio of net charge-offs for the year to average balance for the year) of 6.33%, 25.53% and 18.97%, respectively. As of December 31, 2004, Shinhan Card’s adjusted equity capital ratio was 16.48%. Credit card business of Chohung Bank is not subject to such adjusted equity capital ratio requirement.

Recent Regulatory Changes
      Under the Specialized Credit Financial Business Act, as amended on June 16, 2004, and other related regulations, the formula for calculating capital adequacy ratios for each credit card company was revised to increase the proportion of “adjusted total assets” by including certain risk-weighted asset-backed securitization assets which may incur contingent liability. In addition, the Financial Supervisory Service changed the standards for calculating the delinquency ratios by including delinquent balances that were rewritten as credit card loans in the calculation of such ratios as if such underwriting of rewritten loans had not occurred (referred to as “substantial delinquency ratio” herein). This resulted in credit card companies and credit card businesses of commercial banks reporting higher delinquency ratios in 2004 as compared to prior years despite the improvement in asset quality of credit card assets. On a pro forma basis, the substantial delinquency ratios for the Korean credit card industry as announced by the Financial Supervisory Service were 28.28% as of December 31, 2003, 25.12% as of June 30, 2004, 18.25% as of December 31, 2004 and 15.73% as of March 31, 2005.
      Further, in July 2004, the Financial Supervisory Service required each credit card company with a substantial delinquency ratio of 10% or more to enter into a memorandum of understanding with the Financial Supervisory Service specifying the credit card company’s proposed plan to reduce its substantial delinquency ratio to less than 10% by the end of 2006 in accordance with the Specialized Credit Financial Business Act.

Since the substantial delinquency ratio of Shinhan Card was less than 10%, Shinhan Card did not enter into such a memorandum of understanding.

Personal Workout and Debt Forgiveness Program
      In an effort to resolve the problems caused by consumer credit delinquencies, the Korean government established Hanmaum Financial Company and the Credit Counseling & Recovery Service on May 20, 2004. Hanmaum Financial Company is a so-called “bad bank”, a type of private asset management company that acquires non-performing assets from banks and other financial institutions for the purpose of providing long-term financial aid to certain qualified delinquent consumers who apply for this program to enable them to pay off their financial debts. After restructuring delinquent debts of approximately 170,000 consumers, Hanmaum Financial Company was wound down. The Korean government currently plans to establish a second “bad bank” to aid the delinquent consumers who did not benefit from Hanmaum Financial Company despite being qualified to do so. The second bad bank is expected to provide relief without collecting 3% or 6% of the debt amount in advance nor requiring a separate application procedure, and is also expected to allow target individuals to repay their delinquent debts within seven years. The second bad bank will raise funds to purchase the delinquent debts from financial institutions through a special purpose company in an asset-backed securitization transaction. The second bad bank is expected to distribute the debt amount collected in excess of the initial purchase price to the selling financial institutions. At this time, we cannot accurately predict the number of applicants and amounts subject to the second bad bank program. To the extent the second bad bank achieves less-than-expected level of collection of, and recovery on, non-performing assets, commercial banks and credit card companies, including Shinhan Bank, Chohung Bank and Shinhan Card, may realize less gains from recoveries.
      Unlike the “bad bank” program that provides loans directly to consumers, the Credit Counseling & Recovery Service has adopted an individual workout program. For delinquent consumers who are deemed to be capable of repaying their debts, the Credit Counseling & Recovery Service will, pursuant to an agreement with the creditor financial institution, provide such consumers an opportunity to repay in installments, provide a repayment grace period, reduce their debt amount or extend the maturity date of the debt. Currently, approximately 180 financial institutions, including banks and insurance companies, are parties to the Credit Recovery Support Agreement, pursuant to which such financial institutions, have agreed to provide such support described above to those consumers who meet the following qualifications: (i) income exceeding minimum living expenses promulgated by the Ministry of Health and Welfare of Korea, (ii) debt not exceeding W300 million in total amount, and (iii) at least 80% of such individual’s total debt owing to financial institutions who are parties to the Credit Recovery Support Agreement. Each application for credit recovery is reviewed by the Credit Counseling & Recovery Service and approval of each application requires the approval by creditors representing at least one-half of the unsecured debt amount and at least two-thirds of the secured debt amount. In addition to the foregoing program, in April 2005, the Credit Counseling & Recovery Service adopted the “Credit Recovery Support Program for Destitute Delinquent Consumers” pursuant to which individuals who qualify us any of (i) unemployed young men, (ii) small merchants whose annual revenue is less than W48 million under the Value-Added Tax Act of Korea, or (iii) recipients of assistance as defined under the National Basic Living Securities Act may repay their debts in installments over eight to ten years following a certain grace period.
      In September 2004, a court-administered individual workout program was adopted under the Individual Debtor Recovery Act. Under this program, a qualified individual debtor may file a petition for an individual workout program with a competent court. Subject to the court’s approval, the debtor may repay the debt over a period from three to eight years and will be exempted from other debts without declaring bankruptcy. To qualify, an individual delinquent debtor must have less than W500 million in debt (in the case of unsecured debt) or W1 billion in debt (in the case of secured debts), and must be capable of earning income continuously or repeatedly in the future.
      Furthermore, Debtor Recovery and Bankruptcy Act, promulgated on Mar. 31, 2005, will be effective from Mar. 31, 2006, which will unify all present bankruptcy-related laws in Korea, namely, the Corporate Reorganization Act, the Composition Act, the Bankruptcy Act and the Individual Debtor Recovery Act. See

“— Description of Assets and Liabilities — Credit Exposures to Companies in Workout, Court Receivership and Composition”.

Treasury and Securities Investment
      Through relevant departments at Shinhan Bank and Chohung Bank, we engage in treasury and securities investment business, which involves, among other things, the following activities:

•	treasury;

•	securities investment and trading;

•	derivatives trading; and

•	international business.

Recent Regulatory Changes
      The formation and operation of private equity funds was permitted as of October 5, 2004 under the Act on Business of Operating Indirect Investment and Asset. The purpose of a private equity fund is to provide diverse investment opportunities for qualified investors and to utilize funds in the market place for mergers and acquisitions or corporate restructuring. The key relevant provisions in the Act on Business of Operating Indirect Investment and Asset are as follows:

•	A private equity fund is a limited partnership company that is incorporated in accordance with the Korean Commercial Code, which has not less than one general partner and not less than one limited partner.

•	The minimum value of the equity investment by limited partners is W2 billion for an individual investor or W5 billion for a legal entity.

•	Details of the private equity fund, such as its objective, name, location, term of existence, information concerning partners, a summary of the operation, shall be registered with the Financial Supervisory Service.

•	A private equity fund shall apply 60% of its assets, within a year after capital injection by the partners, to (1) an investment in excess of 10/100 of the total number of shares issued by the target company or (2) an investment that makes it possible for the private equity fund to exercise de facto control over major corporate governance matters including appointments and dismissals of officers. In addition, a private equity fund shall hold the acquired shares for at least six months from the date of investment.

•	As a special rule, if a private equity fund meets the above requirements for investment, for ten years from the date on which such requirements are met, (1) the provisions governing holding companies as provided for in the Monopoly Regulation and Fair Trade Act shall not apply and (2) the private equity fund shall not be deemed a financial holding company as provided for in the Financial Holding Companies Act.
      In April 2005, the Ministry of Finance and Economy announced that it will allow a direct or indirect subsidiary of a financial holding company to invest as a limited partner in a private equity fund which is another direct or indirect subsidiary of the same financial holding company. Before the announcement, under the Financial Holding Companies Act, a direct or indirect subsidiary of a financial holding company was prohibited from acquiring the shares of another subsidiary of the same financial group.

Treasury
      At Shinhan Bank, the Treasury Department provides funds to all of its business operations and ensures the liquidity of Shinhan Bank’s operation and, at Chohung Bank, the Treasury & International Group provides funds to all of its business operations and ensures the liquidity of its banking operation. To secure long-term stable funds, we use fixed and floating rate notes, debentures, structured financing, and other advanced funding methods. As for overseas funding, we constantly explore the feasibility of raising funds in currencies other than the U.S. dollar, such as Japanese Yen and the Euro. In addition, each of Shinhan Bank and Chohung Bank makes call loans and borrow call money in the short-term money market. Call loans are short-term lending among banks and financial institutions in either Korean Won or foreign currencies, in amounts exceeding W100 million, with maturities of 30 days or less. Typically, call loans have maturities of one day.

Securities Investment and Trading
      We invest in and trade securities for our own account in order to maintain adequate sources of liquidity and generate interest and dividend income and capital gains. Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or certain government-invested enterprises and debt securities issued by financial institutions. Our equity securities consist of equities listed on the Stock Market and KOSDAQ Market of Korea Exchange. For a detailed description of our securities investment portfolio, see “— Description of Assets and Liabilities — Investment Portfolio”.
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
      Shinhan Bank’s trading volume in terms of notional amount was W53,705 billion, W90,696 billion and W102,226 billion in 2002, 2003 and 2004, respectively, and Chohung Bank’s trading volume in terms of notional amount was W42,202 billion, W117,946 billion and W151,482 billion in 2002, 2003 and 2004, respectively. Our derivative operations focus on addressing the needs of our corporate clients to hedge their risk exposure and back-to-back derivatives entered into to hedge our risk exposure that results from such client contracts.
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
      Under Korean law, assets accepted in trust accounts are segregated from other assets of the trustee bank and are not available to satisfy the claims of the depositors or other creditors of such bank. Accordingly, trust accounts are accounted for and reported separately from the bank accounts. See “— Supervision and Regulation”. Trust accounts are regulated by the Trust Act and the Trust Business Act of Korea and most nationwide commercial banks offer similar trust account products. We earn income from trust account management services, which is reflected in our accounts as net trust management fees. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Noninterest Income”.
      Under U.S. GAAP, generally, we have not consolidated trust accounts in our financial statements except for the Guaranteed Fixed Rate Trust Accounts or recognized the acquisition of such accounts in accordance with the purchase method of accounting due to the fact that these are not our assets but customer assets. As of December 31, 2002, 2003 and 2004, under Korean GAAP, Shinhan Bank had total trust assets of W11,090 billion, W14,472 billion and W14,099 billion, respectively, comprised principally of securities investments of W5,610 billion, W5,425 billion and W4,855 billion, respectively, and loans in the principal amount of W271 billion, W280 billion and W357 billion, respectively. Securities investments consisted of corporate bonds, government-related bonds and other securities, primarily commercial paper. As of December 31, 2002, 2003 and 2004 under Korean GAAP, equity securities constituted 7.4%, 5.9% and 6.0%, respectively, of our total trust assets. Loans made by trust accounts are similar in type to those made by our bank accounts, except that they are made only in Korean Won. As of December 31, 2002, 2003 and 2004, under Korean GAAP, approximately 78.0%, 84.6% and 65.1%, respectively, of the amount of loans from the trust accounts were collateralized or guaranteed. In making investment from funds received for each trust account, each trust product maintains investment guidelines applicable to each such product which sets forth, among other things, company, industry and security type limitations.
      As of December 31, 2002, 2003 and 2004, under Korean GAAP, Chohung Bank had total trust assets of W5,533 billion, W4,262 billion and W4,634 billion, respectively, comprised principally of securities investments of W4,724 billion, W3,746 billion and W3,361 billion, respectively, and loans in the principal amount of W170 billion, W150 billion and W59 billion, respectively. Securities investments consisted of corporate bonds, government-related bonds and other securities, primarily commercial papers. As of December 31, 2002, 2003 and 2004, under Korean GAAP, equity securities constituted 9.1%, 10.5% and 10.1%, respectively, of our total trust assets. Loans made by trust accounts are similar in type to those made by our bank accounts, except that they are made only in Korean Won. As of December 31, 2002, 2003 and 2004, under Korean GAAP, approximately 40.3%, 39.9% and 84.3%, respectively, of the amount of loans from the trust accounts were collateralized or guaranteed. In making investment from funds received for each trust account, each trust product maintains investment guidelines applicable to each such product which sets forth, among other things, issuer, industry and security type limitations.
      The balance of the money trusts managed by our trust account business was W9,412 billion as of December 31, 2004 under Korean GAAP, showing a decrease of 5.8% compared to W9,995 billion as of December 31, 2003, consisting of W5,808 billion with Shinhan Bank and was W3,604 billion with Chohung Bank.

— Trust Products
      Our trust account management services offer individuals primarily two basic types of money trust accounts: guaranteed fixed rate trusts and variable rate trusts.

•	Guaranteed Fixed Rate Trust Accounts. Guaranteed fixed rate trust accounts offer customers a fixed-rate of return and guaranteed principal. We receive any amounts remaining after taking into account the guaranteed return and all expenses of the trust accounts, including provisions for valuation losses on equity securities, loan losses and special reserves. We maintain two types of guaranteed fixed rate trust accounts: general unspecified money trusts and development money trusts. Korean banks, including Shinhan Bank and Chohung Bank, have been restricted from establishing new general unspecified money trusts since January 1, 1996, and development money trusts effective January 1, 1999. As a result, the size of general unspecified money trusts and development money trusts has decreased substantially and most of development money trusts matured by the end of 2001 and most of general unspecified money trusts matured by the end of 2002. As of December 31, 2002, 2003 and 2004, under Korean GAAP, Shinhan Bank’s development money trusts amounted to W0.9 billion, W0.2 billion and W0.04 billion, respectively, and general unspecified money trusts amounted to an aggregate of W0.3 billion, W0.3 billion and W0.2 billion, respectively. As of December 31, 2004, under Korean GAAP, Chohung Bank’s development trusts had no outstanding balance and general unspecified money trusts amounted to an aggregate of W8.9 billion. See Note 34 of our consolidated financial statements in “Item 18. Financial Statements — Notes to consolidated financial statements of Shinhan Financial Group”.

•	Variable Rate Trust Accounts. Variable rate trust accounts are trust accounts for which we do not guarantee the return on the trust account but, in certain instances described below, the principal of the trust account is guaranteed. In respect of variable rate trust accounts, we are entitled to receive fixed rate of trust fees. We also receive fees upon the termination of trust accounts prior to their stated maturities. However, the recent trend has been to offer products with stated maturities that are significantly shorter than those offered in the past, resulting in lower fees from early termination.
      We are required to set aside allowances for trust assets which are not marked to market and provide special reserves under Korean GAAP for principal guaranteed variable rate trust accounts in addition to guaranteed fixed rate trust accounts. Provisions for variable rate trust assets that are not marked to market are reflected in the rate of return to customers, and thus, have no impact on our income while provisions for guaranteed fixed rate trust accounts could reduce our income in case of a deficiency in the payment of the guaranteed amount. We provide special reserves with respect to guaranteed fixed rate and principal-guaranteed variable rate trust account credits by deducting the required amounts from trust fees for such trust accounts in accordance with the Trust Act and Trust Business Act.
      Korean banks are currently allowed to guarantee the principal of the following types of variable rate trust account products: (i) individual pension trusts, (ii) new individual pension trusts, (iii) retirement pension trusts, (iv) new retirement pension trust, (v) pension trusts and (vi) employee retirement benefit trusts.

      Payments from Bank Accounts to Guaranteed Fixed Rate Trust Accounts. If income from a guaranteed fixed rate trust account is insufficient to pay the guaranteed amount, such deficiency must be satisfied from (i) first, special reserves maintained in such trust accounts, (ii) secondly, trust fees and (iii) lastly, funds transferred from the bank accounts of Shinhan Bank or Chohung Bank, as the case may be. In connection with Chohung Bank’s obligations to the guaranteed fixed rate trust accounts, Chohung Bank recorded an obligation of W58 billion as of December 31, 2002, which has been paid out of Chohung Bank’s bank accounts at the trust accounts’ maturities. Chohung Bank recorded no such obligations as of December 31, 2003 and 2004. Shinhan Bank made no such payments from its bank accounts to cover such deficiencies during 2002, 2003 and 2004 primarily due to a decrease in the balance of Shinhan Bank’s guaranteed fixed rate trust accounts, as a result of the legal prohibition against providing such accounts beginning in 1996 with respect to general unspecified money trusts and beginning in 1999 for development money trusts, as well as the improving economic condition in Korea. The decrease in the balance of Shinhan Bank’s guaranteed fixed rate trust accounts, in turn, has generally translated into a decrease in non-performing credits. There can be no assurance, however, that such transfers will not be required in the future.

— Distribution Channels and Marketing
      We distribute our trust products primarily through the branch network of our retail banking services. See “— Our Branch Network and Distribution Channels” above.

— Recent Regulatory Developments
      Under the Act on Business of Operating Indirect Investment and Asset, which took effect on January 5, 2004, all banks engaged in the money trust business (except for specified money trust business) based on their approval received under the Trust Business Act must qualify as an asset management company by July 5, 2004 and will not be permitted to offer unspecified money trust products after such date (except under certain limited circumstances). Once a bank qualifies as an asset management company under the Act on Business of Operating Indirect Investment and Asset, such bank may continue to engage in the investment trust business as long as it is limited to investment trust products and does not include unspecified money trust products. As a result, we ceased offering unspecified money trust account products from our banking subsidiaries and instead began to offer products developed by our investment trust management business that fulfills the requirements as an asset management company.

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
      Chohung Bank presently provides merchant banking services through the Corporate & Investment Banking Group, which offers following services:

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

Securities Brokerage Services

Overview
      Through Good Morning Shinhan Securities, our securities brokerage subsidiary, we provide a full range of brokerage services, including investment advice and financial planning, to our retail customers as well as international and institutional brokerage services to our corporate customers. As of December 31, 2004, our market share was approximately 5.61% in the Korean equity brokerage market and are ranked seventh in the industry in terms of brokerage volume.

Recent Regulatory Changes
      The Presidential Decree of the Securities and Exchange Act and regulations thereof, recently amended the scope of securities to include derivative securities (including, without limitation, credit linked derivative securities) and equity of limited partnerships such as private equity funds. Furthermore, securities company can provide trust account management services in accordance with the Trust Business Act. See “Item 4. Information on the Company” — Supervision and Regulation — Principle Regulation Applicable to Securities Companies. Good Morning Shinhan Securities is taking steps to provide the trust account management services.

Products and Services
      We offer a variety of financial and advisory services through three main business groups of Good Morning Shinhan Securities, consisting of the Retail Business Division, the Institutional & International Client and Research Division and Capital Markets Division.

•	Retail Business Division provides equity and bond brokerage, investment advisory and financial planning services to retail customers, with a focus on high net worth individuals. In 2004, revenues generated by the Retail Business Division represented approximately 68.0% of total revenues of our Securities Brokerage Services in 2004. The Retail Business Division earns fees by managing client assets as well as commissions as a broker for our clients in the purchase and sale of securities. In addition, we generate net interest revenue by financing customers’ securities transactions and other borrowing needs through security-based lending and also receive commissions and other sales and service revenues through the sale of proprietary and third-party mutual funds.

•	Institutional & International Client and Research Division offers a variety of brokerage services, including brokerage of corporate bonds, futures and options, to our institutional and international customers. In addition, through our research center with more than 60 research analysts, we produce equity, bonds and derivatives research to serve both institutional and international investor clients.

•	Capital Markets Division offers a wide array of investment banking services, including selling institutional financial products and trading equity and derivatives and, to a lesser extent, M&A advisory and underwriting, to our corporate customers.

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

      As of December 31, 2004, Shinhan Capital’s total assets were W1,435 billion, showing a W192 billion increase from the previous year. In particular, new lease executions increased from W345 billion in 2002 to W409 billion in 2003 and to W383 billion in 2004, representing an estimated 8.5%, the largest market share, of the Korean leasing market in 2004. We believe that our strength is in leasing of ships, printing machines, automobiles and other specialty items. We continue to diversify our revenue base from this business by expanding our services, as demonstrated by our acting as corporate restructuring company for financially troubled companies beginning in 2002.

Investment Trust Management Services
      In addition to personalized asset management services provided by our private banking and securities brokerage services, we also provide our customers with investment trust services through Shinhan BNP Paribas Investment Trust Management, our 50:50 joint venture with BNP Paribas, and through Chohung Investment Trust Management Co., Ltd., a direct subsidiary of Chohung Bank. These companies offers broad range of asset management products and services such as beneficiary certificates, mutual funds, closed-end funds and separately manage accounts to domestic institutional, high net worth and retail clients. As a joint venture with BNP Paribas Asset Management, Shinhan BNP Paribas ITMC intends to focus on providing products using the skills of BNP Paribas while Chohung ITMC will focus on local market products.
      The asset management industry in Korea is under transformation since the enactment of the new “Indirect Investment Asset Management Act” in 2004 which deregulated any restrictions on investment assets and improved investors’ rights in various ways. With improved corporate governance structure and transparency, more investors started to show interest on the asset management industry’s products as an alternative form of investment. Such move, especially among retail customers, became possible as the interest rate continues to be low and the government adopted several measures to hold down real estate prices. Accordingly, Shinhan BNP Paribas Investment Trust Management’s total assets under management grew from W4,726 billion as of the end of 2003 to W6,071 billion as of the end of 2004 and Chohung Investment Trust Management Co., Ltd. from W3,755 billion as of the end of 2003 to W6,427 billion as of the end of 2004. Although competition among asset management companies in Korea has intensified, Shinhan BNP Paribas ITMC and Chohung ITMC seek to maintain profitability by providing high quality services to local customers.

Regional Banking Services
      In April 2002, pursuant to a stock purchase agreement with Korea Deposit Insurance Corporation, we acquired a majority interest in Jeju Bank, which is engaged in providing commercial banking services on a regional basis, primarily on Jeju Island of Korea, through its network of 32 branches. As of December 31, 2004, Jeju Bank had total assets, total liabilities and total stockholders’ equity of W1,883 billion, W1,774 billion and W109 billion, respectively.

Investment Banking and Advisory Services
      In addition to the investment banking services provided by the Investment Banking Department of Shinhan Bank, the Investment Banking Division of Chohung Bank and the Capital Markets Division of Good Morning Shinhan Securities, we also provide a variety of investment banking and advisory services through Shinhan Macquarie Financial Advisory, our 51:49 joint venture with Macquarie Bank of Australia. The advisory services offered by Shinhan Macquarie Financial Advisory (SMFA) include project and infrastructure finance, capital and debt raisings, corporate finance advisory, structured finance, mergers and acquisitions, cross-border leasing and infrastructure and specialized fund management advisory services. Since its inception SMFA has grown to become one of the leading infrastructure-related financial advisory companies. During the year ended December 31, 2004, we derived total revenue of W15 billion from advisory activities.

Bancassurance
      Since the deregulation of the Korean bancassurance market in September 2003, SH&C Life Insurance, our 50:50 joint venture with Cardif S.A., an insurance arm of the BNP Paribas Group, has developed various bancassurance products for our customers. During 2004, the volume of bancassurance market grew significantly as the banks took aggressive steps to establish market shares. As a result of such steps, the total sales volume of the banks in Korea from initial insurance premium increased from W399 billion in 2003 to W2,255 billion in 2004, which represented approximately 45% of the total new sales volume of life insurance in Korea during 2004. In response, the traditional insurance companies with low penetrations in the bancassurance business have collectively lobbied for new regulatory restrictions on bancassurance business, which would significantly affect the growth of the banks’ revenue from the bancassurance business in 2005.
      During the growth of the bancassurance industry in 2004, largely due to synergy effects from our group-wide marketing and sales channels, SH&C Life Insurance ranked fourth among companies in Korea offering bancassurance products in terms of the number of policies sold and recorded profit after two years of losses since its inception.

Loan Collection and Credit Reporting
      In order to centralize our loan collection, on July 8, 2002, we established Shinhan Credit Information Co. Ltd., our wholly-owned subsidiary engaged in credit collection and credit reporting. Shinhan Credit Information is capable of managing and collecting bad loans generated by our subsidiaries to improve our overall asset quality. On June 9, 2003, we sold a 49% ownership in Shinhan Credit Information to LSH holdings L.L.C, a wholly-owned subsidiary of Lone Star Fund, and converted Shinhan Credit Information into a joint venture with Lone Star Fund. On May 21, 2004, we terminated this joint venture and bought back Lone Star’s 49% ownership in Shinhan Credit Information. The number of shares acquired was 294,000 shares, representing 49% of total outstanding shares, of Shinhan Credit Information at the acquisition cost of W1,529,165,735. As a result of this buy-back transaction, our equity ownership in Shinhan Credit Information increased from 51% to 100%.
      We plan to expand Shinhan Credit Information’s services to such areas as credit reporting, credit inquiry, credit card rating, civil application/petition services, lease and rental research and advisory and consulting services related to non-performing loan management. For the year ended December 31, 2004, our total revenues from this operation were W29 billion.

Internet Portal Financial Services
      In 2001, we established e-Shinhan Inc., a joint venture with The Boston Consulting Group to offer high-quality internet financial services. Through its portal site, www.emoden.com, e-Shinhan offers an integrated account aggregation service that enables the user to see all of his or her accounts at a glance, an electronic accounting service that keeps track of all the user’s financial transactions, an investment clinic service and a financial supermarket service that helps users to choose the financial products that best meet their needs. To offer high quality financial portal service, we concluded business ties with “Yodle” of the U.S., the world’s leading account aggregation provider. As of December 31, 2004, the number of members of this portal site exceeded 2.3 million.
Information Technology
      We believe that a sophisticated information technology system is crucial in supporting our operations management and providing high quality customer service. We employ a total of approximately 900 employees and plan to spend approximately W440 billion in connection with updating and integrating our information technology system in 2005.
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
      We plan to continue our efforts to integrate our information technology systems by taking the following initiatives:

•	building a customer-oriented system to provide customers with diversified and customized financial services;

•	establishing a flexible platform which can quickly adapt to new financial products and services;

•	introducing a group-wide strategic enterprise management system designed to facilitate swift managerial response;

•	empowering the sales operation by a group-wide integrated enterprise data warehousing system and a group-wide integrated customer relationship management system, which are designed to provide us with comprehensive customer information, including transaction history, and thereby allow us to identify potential marketing and cross-marketing opportunities;

•	upgrading our information system to be compatible with the New Basel Capital Accord (Basel II) proposed by the Basel Committee;

•	upgrading our information reporting system to enable interim reporting under the U.S. GAAP;

•	upgrading an intelligent sales supporting system to support the New Bank Channel strategy; and

•	developing IT functions which support branch back office centralization to enhance branch productivity.
      Our information technology system for each of our subsidiaries is currently backed up on a real time basis. We have established a completely duplicative back-up IT system in different locations in Korea, depending on the subsidiary, to provide a back-up system in the event of any system failure of our primary information technology center located in the suburbs of Seoul. See “— Properties”. We believe that, when we complete the integration of the subsidiaries’ back-up systems, Shinhan Financial Group’s entire information technology system will be able to fully resume operation within an hour even in the case of a complete disruption of the information technology system in our headquarters.
Competition
      We compete principally with other nationwide commercial banks in Korea, but also face competition from a number of additional sources including regional banks, Korea’s specialized banks and branches and subsidiaries of foreign banks operating in Korea, as well as various other types of financial service institutions, including savings institutions (such as mutual savings and finance companies and credit unions and credit cooperatives), investment institutions (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. Regulatory reforms in the Korean banking industry have increased competition among banks for deposits, generally leading to lower margins from lending activities. Prior to the beginning of the economic crisis in Korea in late 1997, there were 26 commercial banks, three development banks and four specialized banks. Due in part to the economic crisis, as of December 31, 1999, there were 17 commercial banks, two development banks and four specialized banks. Of these, two commercial banks were recapitalized by the Government. During 1999, four mergers were consummated and, in the first half of 2000, Korea First Bank sold its controlling interest to a foreign investor. In 2001, H&CB and Kookmin Bank merged to create the largest Korean bank in terms of assets. Also in 2001, Woori Bank restructured itself as a financial holding company and significantly realigned its businesses and products to compete with other larger banks in Korea. In December 2002, Hana Bank merged with Seoulbank. In 2003, Lone Star acquired a controlling interest in Korea Exchange Bank. In May 2004, Citibank, through its affiliate, completed a tender offer pursuant to which it purchased a substantial majority interest in KorAm Bank. In September 2004, KorAm Bank was renamed Citibank Korea. In April 2005, Standard Chartered Bank completed its acquisition of Korea First Bank, the seven largest commercial bank in

Korea in terms of asset size. We believe that the financial industry in Korea, including banking, will continue to experience consolidation among institutions leading to increased competition in all areas in which we operate.
      As of December 31, 2004, Shinhan Bank and Chohung Bank and ranked fourth and fifth largest, respectively, in terms of total assets among Korean commercial banks based on information published by the Financial Supervisory Commission. In March and May 2005, Korea Deposit Insurance Corporation sold its controlling interests in Korea Investment Trust Company and Daehan Investment Trust Company, which had been acquired and recapitalized by the Korea Deposit Insurance Corporation on behalf of the Korean government due to the financial difficulties these companies were experiencing, to Dongwon Financial Holdings and Hana Bank. Dongwon Financial Holdings is the third financial holding company to be launched in Korea, and Hana Bank is the third largest commercial bank in Korea in terms of asset size. As a result, competition in the Korean financial and banking industry, in particular for high net worth and high profit customers, has intensified.
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
Loans
      As of December 31, 2004, our total gross loan portfolio was W97,080 billion, an increase of 1.8% from W95,295 billion at December 31, 2003. The increase in the portfolio primarily reflects an increase in the mortgage and home equity loans and other commercial loans.

Loan Types
      The following table presents our loans by type for the periods indicated. Except where specified otherwise, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,

	2000		2001		2002		2003		2004

	(In billions of Won)
Corporate
Commercial and industrial(1)	W	13,847	W	13,459	W	15,800	W	35,617	W	35,653
Other commercial(2)		6,746		6,748		9,352		17,378		17,988
Lease financing		—		598		636		1,091		981

Total — Corporate		20,593		20,805		25,788		54,086		54,622

Consumer Mortgages and home equity		2,376		7,253		11,539		20,517		22,180
Other consumer(3)		3,330		3,537		4,962		14,580		15,546
Credit cards		1,570		2,070		2,763		6,112		4,732

Total — Consumer		7,276		12,860		19,264		41,209		42,458

Total gross loans(4)	W	27,869	W	33,665	W	45,052	W	95,295	W	97,080

Notes:

(1)	Consists primarily of working capital loans, general purpose loans, bills purchased, trade-related notes and inter-bank loans.

(2)	Consists primarily of privately placed bonds, credit facility drawdowns and purchases of commercial paper or notes at a discount from its customers with recourse.

(3)	Consists of general unsecured loans and loans secured by collateral other than housing to retail customers.

(4)	As of December 31, 2002, 2003 and 2004, approximately 79.8%, 71.9% and 89.4% of our total gross loans, respectively, were Won-denominated.

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

Twenty Largest Exposures by Borrower
      As of December 31, 2004, our twenty largest exposures, consisting of loans, securities and guarantees and acceptances, totaled W23,578 billion and accounted for 18.16% of our total exposures. The following table sets forth, as of December 31, 2004, our total exposures to these top twenty borrowers.

													Amounts of
													Impaired
													Loans and
	Loans in		Loans in						Guarantees				Guarantees
	Won		Foreign		Equity		Debt		and		Total		and
Company	Currency		Currency		Securities		Securities		Acceptances		Exposure		Acceptances

	(In billions of Won)
Ministry of Finance and Economy	W	—	W	—	W	—	W	5,298	W	—	W	5,298	W	—
Korea Deposit Insurance Corporation		43		—		—		4,589		—		4,632		—
The Bank of Korea		—		—		—		3,982		—		3,982		—
Korea Highway Corporation		—		—		—		1,069		—		1,069		—
Korea Development Bank		—		—		4		978		—		982		—
Kookmin Bank		—		—		21		820		—		841		—
Samsung Electronics		297		260		150		—		—		707		—
SK Networks(1)		257		82		236		2		106		683		445
LG Electronics		308		191		13		33		102		647		—
SK Corp.		18		19		138		206		252		633		—
Korea Asset Management Corporation		—		—		4		509		—		513		—
Korea First Bank		—		—		—		501		—		501		—
Hyundai Motors		204		178		11		9		84		486		—
Samsung Card		325		21		—		122		—		468		—
Kia Motors		220		187		1		13		2		423		—
Local Governments		—		—		—		397		—		397		—
LG Card		148		—		183		4		—		335		148
Korea Exchange Bank		—		—		3		331		—		334		—
Woori Bank		—		10		—		315		—		325		—
Citibank Korea Inc.		—		—		—		312		—		312		—

Total	W	1,820	W	948	W	764	W	19,490	W	546	W	23,568	W	593

Note:

(1)	Includes its offshore subsidiaries, SK Networks Hong Kong, SK Networks ASIA-PAC, SK Networks Europe and SK Networks America.

Exposure to Chaebols
      As of December 31, 2004, 6.30% of our total exposure was to the twenty-five largest chaebols. The following table shows, as of December 31, 2004, our total exposures to the ten chaebol groups to which we have the largest exposure.

							Amounts of
							Impaired
							Loans and
	Loans in	Loans in			Guarantees		Guarantees
	Won	Foreign	Equity	Debt	and	Total	and
Chaebol	Currency	Currency	Securities	Securities	Acceptances	Exposure	Acceptances

	(In billions of Won)
Samsung	644	879	160	122	128	1,933	—
SK	393	246	394	262	480	1,775	448
Hyundai Motors	493	878	14	52	236	1,673	—
LG	184	819	58	38	121	1,220	—
Hanjin	76	191	6	25	21	319	—
Lotte	227	15	—	38	29	309	—
KT	78	17	5	194	5	299	—
Hyundai	30	242	—	—	—	272	—
Hanhwa	178	25	1	—	66	270	—
Doosan	44	22	—	—	51	117	—

Total	2,347	3,334	638	731	1,137	8,187	448

Exposure to LG Card
      LG Card, one of Korea’s largest credit card companies, has experienced significant liquidity and asset quality problems in recent years. In November 2003, the creditor banks of LG Card (including Shinhan Bank and Chohung Bank) agreed to provide a new W2 trillion credit facility, secured by credit card receivables, to enable LG Card to resume cash operations. Our portion of this commitment was W216.7 billion, consisting of W113.7 billion for Shinhan Bank and W103 billion for Chohung Bank. The maturity of this credit facility was extended to December 2005. Certain of LG Card’s creditor banks (including our subsidiaries) also agreed to extend the maturity of a portion of LG Card’s debt coming due in 2003 for one year, after the chairman of LG Group pledged his personal stake in LG Corporation, the holding company for the LG Group, LG Investment & Securities and LG Card as collateral to offset future losses of LG Card.
      After the failure to auction LG Card to a buyer in December 2003, the principal creditors of LG Card tentatively agreed to a rescue plan in January 2004 under which the Korea Development Bank would acquire a 25% (subsequently adjusted to 26%) interest in LG Card and the other creditors would collectively acquire a 74% (subsequently adjusted to 73%) ownership interest following the completion of several debt-to-equity swaps contemplated for 2004. In addition, the creditors agreed to form a normalization steering committee for LG Card to oversee LG Card’s business operations. An extraordinary shareholders’ meeting of LG Card was held in March 2004 and a new chief executive officer as well as directors nominated by the normalization steering committee were elected. In February 2004, the creditors exchanged indebtedness of W954 billion (including our portion of W77.5 billion) for shares constituting 54.8% of the outstanding share capital of LG Card. LG Group also funded an additional W800 billion to LG Card (in addition to a W200 billion capital contribution made in December 2003). In March 2004, the LG Group and the Korea Development Bank provided additional liquidity of W375 billion and W125 billion, respectively. In May 2004, LG Card completed a capital write-down of 97.7% of its outstanding common stock, which included the W954 billion converted into equity by the creditors in February 2004 (including our portion of W77.5 billion). In July 2004, the creditors also converted an additional W954 billion of indebtedness into equity of LG Card (including our portion of W77.5 billion) and W1.59 trillion of new loans extended to LG Card (including our portion of W154.4 billion) into equity of LG Card. In January 2005, the LG Group and the creditor banks provided additional liquidity of W1 trillion in the aggregate (including W25.3 billion for Shinhan Bank and W23.0 billion for Chohung Bank for our aggregate portion of W48.3 billion) and also reduced the interest rate from 7.5% per annum to 5.5% per annum as well as extending the maturity of existing indebtedness of LG Card. In March 2005, the maturity of the W2 trillion credit facility extended by the creditor financial institutions were further extended to December 2006, subject to four equal quarterly installment repayments in 2006. In addition, the terms of the collateral for this facility was amended. Prior to this amendment, the creditor financial institutions were entitled to receive the cash inflows from collection on such collateral. LG Card was not required to maintain a minimum collateral ratio or to enhance its credit support through the provision of additional collateral. Thus, there was no guarantee against losses to the extent that collection results in a shortfall of the principal amount of the credit extended. As a result of the amendment, however, LG Card is entitled to the cash received from collection on condition that LG Card maintains a minimum collateral ratio of 105%. In March 2005, LG Card also completed a capital write-down of 81.8% of its outstanding common stock, which included the W2,417 billion of equity held by the creditors (including our portion of W216 billion).
      As of December 31, 2004, our total exposure to LG Card was W335 billion, including W148 billion of loans, W4 billion of debt securities and W183 billion of equity securities. We made an allowance for loan losses of W13 billion for the loans. As a result of the satisfactory progress on scheduled debt restructuring of LG Card, we recorded reversal of loan loss provisions of W77 billion and recognized securities impairment losses of W1 billion in respect of our exposures to LG Card. In connection with the LG Card rescue plan, Shinhan Bank transferred W10 billion of exposure in its performance-based trust account to the bank account in January 2004 and Chohung Bank also transferred W30 billion of exposure in its performance-based trust account to the bank account in February 2004, resulting in an increase in our total exposure to LG Card. These exposures were included in our credit exposure that was converted into equity in connection with the rescue plan of LG Card as described above.
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
      The following table shows, as of December 31, 2004, the breakdown of our total exposure to credit card companies.

			Securities
			Issued Through				Loans in		Loans in
	Debt		Asset-backed		Equity		Won		Foreign
Company	Securities		Securitization(1)		Securities		Currency		Currency		Total

	(In billions of Won)
Samsung Card(2)	W	122	W	—	W	—	W	325	W	21	W	468
LG Card		4		—		183		148		—		335
Hyundai Card		—		150		—		20		—		170
Lotte Card		60		—		—		—		—		60
KDB Capital(3)		—		20		—		20		4		44

Total	W	186	W	170	W	183	W	513	W	25	W	1,077

Notes:

(1)	Securities issued by special purpose vehicles of credit card companies, established with credit card receivables as underlying assets. In general, these special purpose vehicles are entitled to credit or collateral support from such credit card companies.

(2)	It was recently announced that Samsung Card had recorded net income in the month of April 2005, which reflects a turnaround of its results of operations for the first time since November 2002. Samsung Card conducted a rights offering of W200 billion in May 2003, an offering of W800 billion of subordinated convertible bonds in June 2003, a rights offering of W1,500 billion in April 2004 and a rights offering of W1,167 billion in March 2005.

(3)	KDB Capital is a subsidiary of Korea Development Bank, which is owned and controlled by the Korean government.
      As of December 31, 2004, we had loans outstanding to credit card companies in the aggregate principal amount of W538 billion. Despite the recent financial difficulties of certain credit card companies, our loans to these credit card companies, except LG card, are considered performing in accordance with our internal credit rating methodology, and therefore we have not recognized a specific allowance for loan losses against these. We believe our general allowance of W16 billion against the performing element of the corporate loan portfolio in total is sufficient to cover any incurred losses within these specific loans.
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

Exposures to SK Group Companies
      In the first quarter of 2003, accounting irregularities were discovered at SK Networks to which most commercial banks in Korea, including ourselves, had substantial exposure. These irregularities had concealed the weak financial condition of SK Networks over a period of several years. In March 2003, the principal creditor banks of SK Networks commenced formal workout procedures against SK Networks under the Corporate Restructuring Promotion Act of Korea. In October 2003, SK Networks and its overseas subsidiaries completed the final major step in the restructuring of indebtedness of SK Networks and its overseas subsidiaries, including the following:

•	the purchase by SK Networks of approximately US$540 million of the US$563 million of total indebtedness of its overseas subsidiaries held by non-Korean institutions in exchange for 43% of the principal amount in promissory notes and 5% of the principal amount in the form of bonds with warrants;

•	the purchase or inclusion in the restructuring plan of SK Networks of all of the approximately US$126 million of indebtedness of its overseas subsidiaries held by Korean financial institutions; and

•	the entering into a Memorandum of Understanding on the Corporate Restructuring Implementation, or Memorandum, in respect of the restructuring of the approximately US$2 billion of indebtedness to SK Networks.
      All of the indebtedness of SK Networks and its overseas subsidiaries held by Korean financial institution creditors was resolved either through an exchange for 43% of the principal amount in promissory notes and 5% of the principal amount in the form of bonds with warrants or in accordance with the Memorandum. Under the Memorandum, all of the indebtedness of SK Networks held by the Korean financial institution creditors was converted into shares of common stock, redeemable preferred stock and mandatory convertible bonds of

SK Networks. SK Corp., which is the parent company of SK Networks, also converted approximately US$760 million of its claims against SK Networks into the shares of common stock of SK Networks in connection with the Memorandum.
      As a result of this corporate restructuring, we owned 9.49% of common shares of SK Networks (or 9.82% of total equity ownership in SK Networks including the redeemable preferred stock) as of December 31, 2004.
      As of December 31, 2004, 1.37% of our total exposure was to the member companies of the SK Group. The following table shows, as of December 31, 2004, the breakdown of our total exposure by member companies of the SK Group.

													Amounts of
													Impaired
													Loans and
	Loans in		Loans in						Guarantees				Guarantees
	Won		Foreign		Equity		Debt		and		Total		and
Company	Currency		Currency		Securities		Securities		Acceptances		Exposure		Acceptances

	(In billions of Won)
SK Networks	W	257	W	82	W	236	W	2	W	106	W	683	W	445
SK Corporation		18		19		138		206		252		633		—
SK Gas		3		26		—		—		80		109		—
SK Telecom Co., Ltd.		40		—		20		10		—		70		—
SK Chemical		1		25		—		8		18		52		—
SKC Co., Ltd.		5		18		—		26		3		52		—
SK Shipping Co., Ltd.		—		51		—		—		—		51		—
SK C&C Co., Ltd.		20		—		—		10		—		30		—
SK Teletech Co., Ltd.		—		3		—		—		13		16		—
Walkerhill		6		—		—		—		7		13		—
Choongnam City Gas Co., Ltd.		9		—		—		—		—		9		—
Daehan City Gas		8		—		—		—		—		8		—
Pohang City Gas Co., Ltd.		7		—		—		—		—		7		—
SK Telesys		—		7		—		—		—		7		—
Pusan City Gas		6		—		—		—		—		6		—
Dong Shin Pharm, Co., Ltd.		—		3		—		—		1		4		—
Vision Shipbuilding SA		—		4		—		—		—		4		—
Global Shipbuilding SA		—		4		—		—		—		4		—
Champion Shipbuilding SA		—		4		—		—		—		4		—
Chonnam City Gas Co., Ltd.		3		—		—		—		—		3		—
SG Wicus Corporation		3		—		—		—		—		3		3
SK Pharmaceutical		2		—		—		—		—		2		—
InnoAce Co., Ltd.		2		—		—		—		—		2		—
Iksan Energy Co., Ltd.		2		—		—		—		—		2		—
Kangwon Gas		1		—		—		—		—		1		—
Infosec Co., Ltd.		—		—		—		—		—		—		—
Cheongju City Gas Co., Ltd.		—		—		—		—		—		—		—
Kumi City Gas Co., Ltd.		—		—		—		—		—		—		—

Total	W	393	W	246	W	394	W	262	W	480	W	1,775	W	448

      As of December 31, 2004, our total exposure outstanding to SK Networks alone was W683 billion, or 0.53% of our total exposure, consisting of W339 billion in loans, W2 billion in debt securities, W236 billion in equity securities and W106 billion in guarantees and acceptances. Of our total loans outstanding to

SK Networks, W24 billion was secured. For the unsecured loans of W315 billion, we made allowance for loan losses of W19 billion. With respect to the guarantees and acceptances outstanding, we made allowances of W6 billion.
      As of December 31, 2004, our total exposure outstanding to SG Wicus Corporation was W3 billion in loans, for which we made an allowance for losses of W0.02 billion.
      In addition, as of December 31, 2004, our total exposure outstanding to SK Corporation, the controlling company of the SK Group, was W633 billion, or 0.49% of our total exposure, consisting of W37 billion in loans, W138 billion in equity securities, W206 billion in debt securities and W252 billion in guarantees and acceptances. We classify loans and guarantees and acceptances to other SK Group companies, including SK Corporation, as performing in accordance with our internal credit rating methodology and therefore no specific allowance is made against these loans or guarantees and acceptances. Our management believes the general allowance of W4 billion against the performing element of the corporate loan portfolio in total is sufficient to cover any incurred losses within this portfolio, including those loans to companies within the SK Group, including SK Corporation and excluding SK Networks and SG Wicus Corporation. See “Item 3. Key Information — Risk Factors — Risks Relating to our banking business — We have significant exposure to SK Networks which is experiencing financial difficulties that it concealed through accounting irregularities and which is in a workout program. If this program is not satisfactorily resolved, it may have a material adverse effect on us”.

Exposures to Ssangyong Group Companies
      In 1998, Daewoo Motors acquired Ssangyong Motors from the former Ssangyong Group, on condition that certain of the then existing liabilities of Ssangyong Motors be retained by the former Ssangyong Group. In connection with this transaction, nine member companies of the Ssangyong Group assumed in the aggregate liabilities of W1.8 trillion, which subsequently resulted in significant increases in interest expense for such companies, further aggravated by a sharp increase in interest rates during the financial crisis of the late 1990’s. Several of the Ssangyong Group companies, including Ssangyong Corporation, Ssangyong Cement Industrial and Ssangyong Engineering & Construction, have experienced significant financial and liquidity difficulties as a result and were subsequently placed under workout programs by their respective creditors.
      As of December 31, 2004, 0.4% of our total exposure was to the member companies of the Ssangyong Group. The following table shows, as of December 31, 2004, the breakdown of our total exposure by member companies of the Ssangyong Group.

													Amounts of
													Impaired
													Loans and
	Loans in		Loans in						Guarantees				Guarantees
	Won		Foreign		Equity		Debt		and		Total		and
Company	Currency		Currency		Securities		Securities		Acceptances		Exposure		Acceptances

	(In billions of Won)
Ssangyong Corporation	W	7	W	116	W	—	W	52	W	104	W	279	W	227
Ssangyong Cement Industrial		78		—		35		42		—		155		78
Ssangyong Engineering & Construction		—		—		13		—		—		13		—
Ssangyong Resources Development Co., Ltd.		6		—		—		—		—		6		—
Ssangyong Shipping		—		3		—		—		—		3		—
SSIC		—		1		—		—		1		2		—

Total	W	91	W	120	W	48	W	94	W	105	W	458	W	305

Note:

(1)	Includes domestic and overseas subsidiaries of each company.

      In July 2003, the committee of creditors participating in the workout program of Ssangyong Cement Industrial approved a plan to (i) extend new credits of W150 billion to provide additional liquidity, of which Chohung Bank’s portion was W50 billion, all of which are entitled to priority in repayment as agreed by the creditors committee, (ii) debt-to-equity swap of W573 billion, in which we did not participate, and (iii) extend the maturity for repayment of principal from December 2003 to December 2005.
      In August 2003, the committee of credits participating in the workout program of Ssangyong Corporation approved a plan to (i) conduct a 5-to-1 capital reduction of existing shares of Ssangyong Corporation (including minority share ownership and shares obtained through debt-to-equity swaps) and (ii) subsequently enter into an additional debt-to-equity swap of loans in the aggregate principal amount of approximately W121.4 billion, including W80 billion of our loans consisting of W79.6 billion from Chohung Bank and W0.4 billion from Shinhan Bank.
      As of December 31, 2004, our total exposure to Ssangyong Corporation (including its overseas offices in Hong Kong, Japan and Singapore) and Ssangyong Cement Industrial amounted to W279 billion and W155 billion, respectively. Of our total loans and guarantees and acceptances to Ssangyong Group, W305 billion was classified as impaired. As of December 31, 2004, allowance for loan losses and guarantees and acceptances with respect to our loans and guarantees and acceptances to Ssangyong Corporation and Ssangyong Cement Industrial were W74 billion and W10 billion, respectively. See “Item 3. Key Information — Risk Factors — Risks Relating to our banking business — We have significant exposure to the largest Korean commercial conglomerates, known as “chaebols”, and, as a result, recent and any future financial difficulties of chaebols may have an adverse effect on us”.
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

Loan Concentration by Industry
      The following table shows the aggregate balance of our corporate loans by industry concentration as of December 31, 2004.

			Percentage of
	Aggregate Loan		Total Corporate
Industry	Balance		Loan Balance

	(In billions of		(Percentages)
	Won)
Manufacturing	W	22,921	41.97%
Retail and wholesale		8,572	15.69
Real estate, leasing, and service		7,691	14.08
Construction		2,722	4.98
Hotel and leisure		2,082	3.81
Finance and insurance		2,751	5.04
Transportation, storage and communication		2,688	4.92
Other service		5,194	9.51
Other		1	0.00

Total	W	54,622	100.00%

      We have increased significant exposure to the real estate, leasing and service industry as it presented significant growth opportunities in recent years. Our loans to the real estate, leasing and service industry increased from W6,132 billion, or 11.34% of total corporate loans (Shinhan Bank and Chohung Bank combined), as of December 31, 2003, to W7,691 billion, or 14.08% of total corporate loans, as of December 31, 2004. In addition, our loans to the hotel and leisure industry as of December 31, 2004 was W

2,082 billion, or 3.81% of total corporate loans. However, the real estate, leasing and service industry and the hotel and leisure industry have been experiencing significant difficulties recently resulting in higher delinquencies and impairment. As of December 31, 2004, under Korean GAAP, the delinquency ratios for loans to the real estate, leasing and service industry were 2.67% for Chohung Bank and 1.53% for Shinhan Bank, in each case net of charge-offs and loan sales. As of December 31, 2004, under Korean GAAP, the delinquency ratios for loans to the hotel and leisure industry were 2.74% for Chohung Bank and 2.17% for Shinhan Bank, in each case net of charge-offs and loan sales.

Loan Concentration by Size of Loans
      The following table shows the aggregate balances of our loans by outstanding loan amount as of December 31, 2004.

			Percentage of
	Aggregate Loan		Total Corporate
	Balance		Loan Balance

	(In billions of		(Percentages)
	Won)
Commercial and industrial
Up to W10 million	W	137	0.14%
Over W10 million to W50 million		1,913	1.97
Over W50 million to W100 million		2,383	2.45
Over W100 million to W500 million		9,989	10.29
Over W500 million to W1 billion		4,500	4.64
Over W1 billion to W5 billion		8,348	8.60
Over W5 billion to W10 billion		2,615	2.69
Over W10 billion to W50 billion		4,325	4.46
Over W50 billion to W100 billion		883	0.91
Over W100 billion		560	0.58

Sub-total	W	35,653	36.73%

Other commercial
Up to W10 million	W	73	0.08%
Over W10 million to W50 million		541	0.56
Over W50 million to W100 million		641	0.66
Over W100 million to W500 million		3,205	3.30
Over W500 million to W1 billion		1,997	2.06
Over W1 billion to W5 billion		4,696	4.84
Over W5 billion to W10 billion		3,097	3.19
Over W10 billion to W50 billion		3,217	3.31
Over W50 billion to W100 billion		521	0.53
Over W100 billion			0.00

Sub-total	W	17,988	18.53%

			Percentage of
	Aggregate Loan		Total Corporate
	Balance		Loan Balance

	(In billions of		(Percentages)
	Won)
Lease financing
Up to W10 million	W	4	0.00%
Over W10 million to W50 million		20	0.02
Over W50 million to W100 million		26	0.03
Over W100 million to W500 million		131	0.13
Over W500 million to W1 billion		58	0.06
Over W1 billion to W5 billion		288	0.30
Over W5 billion to W10 billion		159	0.16
Over W10 billion to W50 billion		295	0.31
Over W50 billion to W100 billion			0.00
Over W100 billion			0.00

Sub-total	W	981	1.01%

Mortgage and home equity
Up to W10 million	W	373	0.38%
Over W10 million to W50 million		6,558	6.76
Over W50 million to W100 million		6,693	6.89
Over W100 million to W500 million		8,053	8.30
Over W500 million to W1 billion		416	0.43
Over W1 billion to W5 billion		87	0.09
Over W5 billion to W10 billion			0.00
Over W10 billion to W50 billion			0.00
Over W50 billion to W100 billion			0.00
Over W100 billion			0.00

Sub-total	W	22,180	22.85%

Other consumer
Up to W10 million	W	3,489	3.59%
Over W10 million to W50 million		4,639	4.78
Over W50 million to W100 million		2,515	2.59
Over W100 million to W500 million		3,643	3.75
Over W500 million to W1 billion		652	0.67
Over W1 billion to W5 billion		588	0.61
Over W5 billion to W10 billion		20	0.02
Over W10 billion to W50 billion			0.00
Over W50 billion			0.00
Over W100 billion			0.00

Sub-total	W	15,546	16.01%

			Percentage of
	Aggregate Loan		Total Corporate
	Balance		Loan Balance

	(In billions of		(Percentages)
	Won)
Credit cards
Up to W10 million	W	3,454	3.56%
Over W10 million to W50 million		669	0.69
Over W50 million to W100 million		64	0.07
Over W100 million to W500 million		89	0.09
Over W500 million to W1 billion		41	0.04
Over W1 billion to W5 billion		113	0.12
Over W5 billion to W10 billion		98	0.10
Over W10 billion to W50 billion		119	0.12
Over W50 billion to W100 billion		85	0.08
Over W100 billion			0.00

Sub-total	W	4,732	4.87%

Total	W	97,080	100.00%

Maturity Analysis
      The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio as of December 31, 2004. The amounts disclosed are before deduction of attributable loan loss reserves.

	As of December 31, 2004

			Over 1 Year but
	1 Year or		Not More Than		Over
	Less		5 Years		5 Years		Total

	(In billions of Won)
Corporate:
Commercial and industrial	W	31,458	W	3,826	W	369	W	35,653
Other commercial		12,973		4,346		669		17,988
Lease financing		379		528		74		981

Total corporate	W	44,810	W	8,700	W	1,112	W	54,622

Consumer:
Mortgage and home equity	W	11,166	W	4,504	W	6,510	W	22,180
Other consumer		12,115		3,285		146		15,546
Credit cards		4,630		101		1		4,732

Total consumer	W	27,911	W	7,890	W	6,657	W	42,458

Total gross loans	W	72,721	W	16,590	W	7,769	W	97,080

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

Interest Rate Sensitivity
      The following table shows our loans by interest rate sensitivity as of December 31, 2004.

	As of December 31, 2004

	Due Within		Due After
	1 Year		1 Year		Total

	(In billions of Won)
Fixed rate loans(1)	W	32,185	W	5,033	W	37,218
Variable rate loans(2)		40,535		19,327		59,862

Total gross loans	W	72,720	W	24,360	W	97,080

Notes:

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term. Includes W16,066 billion of loans due within one year and W1,491 billion of loans due after one year, which are priced based on one or more reference rates which may vary at our discretion. However, it is not our practice to change such reference rates during the life of a loan.

(2)	Variable or adjustable rate loans are for which the interest rate is not fixed for the entire term.
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
      Interest foregone is the interest due on nonaccrual loans that has not been accrued in our books of account. For the year ended December 31, 2004, we would have recorded gross interest income of W184 billion, compared to W110 billion for the year ended December 31, 2003 and W69 billion for the year ended December 31, 2002 on loans accounted for on a nonaccrual basis throughout the year, or since origination for loans held for part of the year, had the loans been current with respect to their original contractual terms. The amount of interest income on those loans that was included in our net income for the years ended December 31, 2002, 2003 and 2004 were W43 billion, W48 billion and W142 billion, respectively.
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

	As of December 31,

	2001		2002		2003		2004

	(In billions of Won)
Loans accounted for on a nonaccrual basis
Corporate	W	834	W	741	W	1,536	W	1,681
Consumer		78		111		580		479
Credit cards		234		358		1,016		294

Sub-total		1,146		1,210		3,132		2,454

Accruing loans which are contractually past due one day or more as to principal or interest
Corporate(1)		29		32		196		55
Consumer(2)		32		38		27		17
Credit cards		—		—		—		76

Sub-total		61		70		223		148

Total	W	1,207	W	1,280		3,355		2,602

Notes:

(1)	Includes accruing loans which are contractually past due 90 days or more in the amount of W2 billion, W113 billion and W12 billion of corporate loans as of December 31, 2002, 2003 and 2004, respectively.

(2)	Includes accruing loans which are contractually past due 90 days or more in the amount of W10 billion, W7 billion and W6 billion of consumer loans as of December 31, 2002, 2003 and 2004, respectively.

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

	As of December 31,

	2001		2002		2003		2004

	(In billions of Won)
Loans not included in “nonaccrual and past due loans” which are classified as “troubled debt restructurings”	W	360	W	145	W	1,179	W	916
      For the year ended December 31, 2004, interest income that would have been recorded under the original contract terms of restructured loans amounted to W41 billion, out of which W42 billion was reflected as our interest income during 2004.

Credit Exposures to Companies in Workout, Court Receivership and Composition
      Shinhan Bank’s exposures in restructuring are managed and collected by our Corporate Restructuring Team. Chohung Bank’s exposures in restructuring are managed and collected by Chohung Bank’s Loan Recovery Division. As of December 31, 2004, W2,398 billion 1.8% of our total exposure was under restructuring. The legal form of our restructurings is principally either workout, court receivership or composition.

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
      The total amount currently undergoing workout as of December 31, 2004 was W2,122 billion, including W950 billion of loans and W1,172 billion of other exposures.

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
      The total amount currently undergoing court receivership as of December 31, 2004 was W185 billion, including W178 billion of loans and W7 billion of other exposures.

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
      The total amount currently undergoing composition as of December 31, 2004 was W91 billion, including W76 billion of loans and W15 billion of other exposures.
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

      The following table shows, as of December 31, 2004, our ten largest exposures that had been negotiated in workouts, composition or court receivership.

	Loans in		Loans in						Guarantees
	Won		Foreign		Equity		Debt		and		Total
Company	Currency		Currency		Securities		Securities		Acceptances		Exposure(1)

	(In billions of Won)
SK Networks	W	257	W	82	W	236	W	2	W	106	W	683
LG Card		148		—		183		4		—		335
Ssangyong Corporation		7		116		—		52		104		279
Ssangyong Cement Industrial		78		—		35		42		—		155
Daewoo International		—		36		16		—		62		114
Inchon Oil Refinery		99		—		5		—		—		104
Ssangyong Motors(2)		3		5		75		—		44		127
Hyundai Engineering & Construction		3		—		55		12		2		72
Daewoo Electronics		36		1		30		1		—		68
Daewoo Telecom		55		—		—		—		—		55

Total	W	686	W	240	W	635	W	113	W	318	W	1,992

Notes:

(1)	Only includes the portion of total exposure identified by us as troubled debt restructuring and excludes amount of loans or other exposures to the same borrower that are not subject to workouts, composition or court receivership.

(2)	In January 2005, the sale of 59,094,098 shares, or 48.92%, of Ssangyong Motors by the creditor group to Shanghai Automotive Group Co., Ltd. for W10,000 per share, or W122 billion in the aggregate, was consummated in January 2005. As a result, in January 2005, Ssangyong Motors graduated from the workout program.
      The Debtor Recovery and Bankruptcy Act, promulgated on Mar. 31, 2005 and effective as of Mar. 31, 2006, is designed to unify all present bankruptcy related laws in Korea, namely the Corporate Reorganization Act, the Composition Act, the Bankruptcy Act and the Individual Debtor Recovery Act.
      Under the Debtor Recovery and Bankruptcy Act, composition proceedings will be abolished and recovery proceedings will be introduced to replace the existing court receiverships. In a recovery proceeding, unlike the current court receivership proceedings where the management of the debtor company is assigned to a court appointed receiver, the current chief executive officer of the debtor company may continue to manage the debtor company, provided that (i) neither fraudulent conveyance nor concealment of assets existed, (ii) financial failure of the debtor company was not due to the gross negligence of the chief executive officer, and (iii) no creditors’ meeting was convened to request, based on reasonable cause, a court-appointed receiver to replace the existing chief executive officer. In addition, in an effort to meet the global standards, international bankruptcy procedures will be introduced in Korea, under which a receiver of a foreign bankruptcy proceeding may, upon receiving the Korean court’s approval of the ongoing foreign bankruptcy proceeding, apply for or participate in a Korean bankruptcy proceedings conducted in a Korean court. Similarly, a receiver in a domestic recovery proceeding or a bankruptcy trustee will be allowed to perform its duties in a foreign country where an asset of the debtor is located, to the extent the applicable foreign law permits.
      Any composition, corporate reorganization, bankruptcy and rehabilitation proceedings for individual debtors pending as of the effective date of the Debtor Recovery and Bankruptcy Act will continue to proceed in accordance with the respective applicable laws.

Potential Problem Loans
      As of December 31, 2004, we had W276 billion of loans which are current as to payment of principal and interest but where there exists serious doubt as to the ability of the borrower to comply with repayment terms in the near future. These loans are classified as impaired and therefore included in our calculation of loan loss allowance under U.S. GAAP.
      We have certain other interest-earning assets that, if they were loans, would be required to be disclosed as part of the nonaccrual, past due or troubled debt restructuring or potential problem loan disclosures provided above. As of December 31, 2004, we had zero book value for our debt securities on which interest was past due.

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
     — Loans individually identified for review and considered impaired
      Consistent with the internal credit risk monitoring policies, we evaluate larger-balance impaired loans (which are impaired loans in excess of W1 billion for all of our subsidiaries except Chohung Bank whose impaired loans are in excess of W2 billion) individually for impairment. Loan loss allowances for these loans are generally established by discounting the estimated future cash flows (both principal and interest) we expect to receive using the loan’s effective interest rate. We consider the likelihood of all possible outcomes in determining our best estimate of expected future cash flows. Management consults closely with individual loan officers and reviews the cash flow assumptions used to ensure these estimates are valid.
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

	As of December 31,

	2002	2003	2004

	(Percentages)
Normal	2.09%	2.35%	1.87%
Precautionary	15.05	23.72	8.25
Substandard	31.06	33.01	27.79
Doubtful	75.39	68.63	83.15
Estimated loss	99.09	90.11	92.58
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

Loan Aging Schedule
      The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated.

				Past Due up to			Past Due			Past Due More
	Current			3 Months			3-6 Months			Than 6 Months
													Total
As of December 31,	Amount		%	Amount		%	Amount		%	Amount		%	Amount

	(In billions of Won, except percentages)
2000	W	27,049	97.06	W	413	1.48	W	79	0.28	W	328	1.18	W	27,869
2001		32,648	96.98		487	1.45		144	0.43		386	1.14		33,665
2002		43,962	97.58		572	1.27		121	0.27		397	0.88		45,052
2003		91,940	96.48		1,511	1.59		714	0.75		1,130	1.18		95,295
2004		94,480	97.32		855	0.88		431	0.45		1,314	1.35		97,080

Non-Performing Loans
      Non-performing loans are defined as loans past due by greater than 90 days. These loans are generally rated “substandard” or below.
      The following table shows, as of the dates indicated, certain details of the total non-performing loan portfolio.

	As of December 31,

	2001		2002		2003		2004

	(In billions of Won, except percentages)
Total non-performing loans	W	530	W	518	W	1,844	W	1,750
As a percentage of total loans		1.57%		1.15%		1.94%		1.80%

Analysis of Non-Performing Loans
      The following table sets forth, for the periods indicated, the total non-performing loans by type of borrower.

	As of December 31,

	2001					2002					2003					2004

					Ratio of					Ratio of					Ratio of					Ratio of
			Non-		Non-			Non-		Non-			Non-		Non-			Non-		Non-
	Total		Performing		Performing	Total		Performing		Performing	Total		Performing		Performing	Total		Performing		Performing
	Loans		Loans		Loans	Loans		Loans		Loans	Loans		Loans		Loans	Loans		Loans		Loans

	(In billions of Won, except percentages)
Corporate
Commercial and industrial	W	13,459	W	342	2.54%	W	15,800	W	211	1.34%	W	35,617	W	739	2.07%		35,653	W	898	2.52%
Other commercial		6,748		125	1.85		9,352		205	2.19		17,378		558	3.21		17,988		468	2.60
Lease financing		598		3	0.50		636		1	0.16		1,091		8	0.73		981		19	1.94

Total corporate		20,805		470	2.26		25,788		417	1.62		54,086		1,305	2.41		54,622		1,385	2.54

Consumer
Mortgage and home Equity		7,253		28	0.39		11,539		34	0.29		20,517		133	0.65		22,180		126	0.57
Other consumer		3,537		16	0.45		4,962		19	0.38		14,580		232	1.59		15,546		155	1.00
Credit cards		2,070		16	0.77		2,763		48	1.74		6,112		174	2.85		4,732		84	1.78

Total consumer		12,860		60	0.47		19,264		101	0.52		41,209		539	1.31		42,458		365	0.86

Total	W	33,665	W	530	1.57%	W	45,052	W	518	1.15%	W	95,295	W	1,844	1.94%	W	97,080	W	1,750	1.80%

Top Twenty Non-Performing Loans
      As of December 31, 2004, our twenty largest non-performing loans accounted for 26.1% of our total non-performing loan portfolio. The following table shows, at the date indicated, certain information regarding our twenty largest non-performing loans.

	As of December 31, 2004

		Gross		Allowance
		Principal		for Loan
	Industry	Outstanding		Losses

		(In billions of Won)
1 Borrower A	Manufacturing	W	99	W	14
2 Borrower B	Manufacturing		55		55
3 Borrower C	Manufacturing		42		26
4 Borrower D	Manufacturing		34		34
5 Borrower E	Manufacturing		34		—
6 Borrower F	Real estate, leasing and service		30		—
7 Borrower G	Manufacturing		27		19
8 Borrower H	Finance and insurance		19		—
9 Borrower I	Hotel and leisure		14		—
10 Borrower J	Other service		13		4
11 Borrower K	Construction		13		—
12 Borrower L	Real estate, leasing and service		12		—
13 Borrower M	Real estate, leasing and service		11		—
14 Borrower N	Manufacturing		9		—
15 Borrower O	Manufacturing		9		3
16 Borrower P	Transportation, storage and communication		8		1
17 Borrower Q	Manufacturing		8		3
18 Borrower R	Manufacturing		7		7
19 Borrower S	Retail and wholesale		7		7
20 Borrower T	Manufacturing		6		2

		W	457	W	175

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

	As of December 31,

	2001			2002			2003			2004

	(In billions of Won, except percentages)
Corporate
Commercial and Industrial	W	323	44.86%	W	341	34.24%	W	1,383	38.09%	W	1,065	46.08%
Other commercial		275	38.19		365	36.65		626	17.24		410	17.74
Lease financing		35	4.86		22	2.21		45	1.24		24	1.04

Total corporate		633	87.91		728	73.10		2,054	56.57		1,499	64.86

Consumer
Mortgages and home equity		9	1.25		30	3.01		53	1.46		36	1.56
Other consumer		22	3.06		59	5.92		659	18.15		368	15.92
Credit cards		56	7.78		179	17.97		865	23.82		408	17.66

Total consumer		87	12.09		268	26.90		1,577	43.43		812	35.14

Total allowance for loan losses	W	720	100.00%	W	996	100.00%	W	3,631	100.00%	W	2,311	100.00%

      Our total allowance for loan losses decreased by W1,320 billion, or 36.4%, to W2,311 billion as of December 31, 2004 from W3,631 billion as of December 31, 2003. During 2003, the allowance for loan losses increased by W2,635 billion, or 264.6%, from W996 billion as of December 31, 2002 to W3,631 billion as of December 31, 2003, due primarily to an increase in loan balance resulting from our acquisition of Chohung Bank in 2003 as well as increased delinquencies. During 2004, the allowance for loan losses decreased by W1,320 billion as a result of decreases in allowances for loan losses in both the corporate and consumer sectors.
      The allowance for corporate loan losses increased by W1,326 billion, or 182.1%, from W728 billion as of December 31, 2002 to W2,054 billion as of December 31, 2003. This increase is primarily attributable to a W2,225 billion, or 176.2%, increase in the level of impaired corporate loans from W1,263 billion to W3,488 billion during the period under review. The increase in the level of the corporate allowance for loan losses was principally related to an increase in loan balance resulting from our acquisition of Chohung Bank in 2003. The allowance for corporate loan losses decreased by W555 billion, or 27.0%, from W2,054 billion as of December 31, 2003 to W1,499 billion as of December 31, 2004. This decrease is primarily attributable to a reduction in impaired loans.
      In the consumer sector, our allowance for loan losses increased by W1,309 billion, or 488.4%, from W268 billion as of December 31, 2002 to W1,577 billion as of December 31, 2003, primarily due to an increase in consumer lending volume resulting from our acquisition of Chohung Bank in 2003 as well as a continuing increase in delinquency rates. The allowance for loan losses decreased by W765 billion, or 48.5%, from W1,577 billion as of December 31, 2003 to W812 billion as of December 31, 2004, primarily due to a reduction in marketing scoring system loans and credit card loans.

Analysis of the Allowance for Loan Losses
      The following table presents an analysis of our loan loss experience for each of the years indicated.

	As of December 31,

	2002		2003		2004

	(In billions of Won,
	except percentages)
Balance at the beginning of the period	W	720	W	996	W	3,631
Amounts charged against income		236		1,011		195
Allowance relating to loans repurchased from the Korea Asset Management Corporation		65		32		2
Gross charge-offs:
Corporate:
Commercial and industrial		105		255		465
Other commercial		22		223		26
Lease financing		10		6		—
Consumer:
Mortgage and home equity		2		12		18
Other consumer		17		135		441
Credit cards		60		765		872

Total gross charge-offs		(216)		(1,396)		(1,822)

Recoveries:
Corporate:
Commercial and industrial		53		82		105
Other commercial		21		73		121
Lease financing		2		—		2
Consumer:
Mortgage and home equity		—		1		1
Other consumer		1		23		22
Credit cards		17		69		56

Total recoveries		94		248		307

Net charge-offs		(122)		(1,148)		(1,515)

Acquisition of Chohung Bank				2,740
Acquisition of Jeju Bank		20		—		—
Acquisition of Good Morning Securities		77		—		—
Acquisition of Shinhan Capital		—		—		—
Acquisition of Shinhan Securities		—		—		—

Balance at the end of the period	W	996	W	3,631	W	2,311

Ratio of net charge-offs during the period to average loans outstanding during the period		0.30%		1.74%		1.52%

Loan Charge-Offs
      Our level of gross charge-offs increased from W216 billion in 2002 to W1,396 billion in 2003 primarily due to an increase in credit card charge-offs from W60 billion in 2002 to W765 billion in 2003 and our acquisition of Chohung Bank and the resulting increase in charge-offs of W776 billion. The charge-offs in 2003 included W128 billion in respect of SK Networks.

      Our level of gross charge-offs increased from W1,396 billion to W1,822 billion in 2004 primarily due to an increase in charge-offs of marketing scoring system loans.

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
      An application for Chohung Bank’s loans to be charged-off is submitted by a branch to the Loan Recovery Division in the case of corporate loans in excess of W20 million and mortgage and home equity loans, and to the Consumer Loan Collection Division in the case of corporate loans below W20 million, other consumer loans and credit cards. An application for charge off must be submitted three months prior to the date of the write-off, which is the end of every quarter. The General Manager in charge of review evaluates the application. The General Manager of Audit and Examination Department conducts review of compliance with our internal procedures for charge-offs. The General Manager in charge of review gets approval from the President of Chohung Bank.

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
      Our investments in securities are also subject to a number of guidelines, including limitations prescribed under the Financial Holding Companies Act and the Bank Act. Under these regulations, a financial holding company may not invest in securities as defined in the Securities and Exchange Act (other than those securities issued by its direct and indirect subsidiaries) in excess of the amount of its shareholders’ equity less the total amount of investment in subsidiaries, subject to certain exceptions. Generally, a financial holding company is prohibited from acquiring more than 5% of the total issued and outstanding shares of another company (other than its direct and indirect subsidiaries). Furthermore, under these regulations, Shinhan Bank and Chohung Bank must limit its investments in shares and securities with a maturity in excess of three years (other than monetary stabilization bonds issued by the Bank of Korea and national government bonds) to 60.0% of our total Tier I and Tier II capital. Generally, Shinhan Bank and Chohung Bank are also prohibited from acquiring more than 15.0% of the shares with voting rights issued by any other corporation (other than for the purpose of establishing or acquiring a subsidiary). Further information on the regulatory environment governing our investment activities is set out in “Supervision and Regulation — Principal Regulations Applicable to Banks — Restrictions on Investments in Property”, “— Principal Regulations Applicable to Banks — Restrictions on Shareholdings in Other Companies”, “— Principal Regulations Applicable to Financial Holding Companies — Liquidity” and “— Principal Regulations Applicable to Financial Holding Companies — Restrictions on Shareholdings in Other Companies”.

Book Value and Market Value
      The following table sets out the book value and market value of securities in our investment portfolio as of the dates indicated.

	As of December 31,				As of December 31,				As of December 31,
	2002				2003				2004

	Book		Market		Book		Market		Book		Market
	Value		Value		Value		Value		Value		Value

	(In billions of Won)
Available-for-sale securities
Marketable equity securities	W	2,481	W	2,481	W	435	W	435	W	507	W	507
Debt securities:
Korean treasury and governmental agencies		2,230		2,230		8,982		8,982		8,835		8,835
Financial institutions		2,103		2,103		5,998		5,998		5,675		5,675
Corporations		1,230		1,230		1,552		1,552		1,292		1,292
Foreign government		8		8		13		13		57		57
Mortgage-backed and asset-backed securities		685		685		1,119		1,119		1,742		1,742

Total — Available-for-sale		8,737		8,737		18,099		18,099		18,108		18,108

Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies		3,132		3,253		2,351		2,472		1,662		1,814
Financial institutions		563		572		553		574		1,219		1,268
Corporations		439		454		365		376		218		225
Mortgage-backed and asset-backed securities		274		279		336		339		—		—

Total — Held-to-maturity		4,408		4,558		3,605		3,761		3,099		3,307

Trading Securities
Marketable equity securities		196		196		279		279		312		312
Debt securities:
Korean treasury and governmental agencies		346		346		1,152		1,152		1,995		1,995
Financial institutions		204		204		1,013		1,013		1,322		1,322
Corporations		180		180		369		369		965		965
Mortgage-backed and asset-backed securities		—		—		40		40		20		20
Other trading assets(1)		—		—		4		4		25		25

Total — Trading		926		926		2,857		2,857		4,639		4,639

Total securities	W	14,071	W	14,221	W	24,561	W	24,717	W	25,846	W	26,054

Note:

(1)	Consists of commodity indexed deposits.

Maturity Analysis
      The following table categorizes our securities by maturity and weighted average yield as of December 31, 2004.

				Over 1 Year			Over 5 Years						Securities Not Due
	1 Year or Less			Through 5 Years			Through 10 Years			Over 10 Years			In a Single Maturity(1)			Total

			Weighted-			Weighted-			Weighted-			Weighted-			Weighted-			Weighted-
	Carrying		Average	Carrying		Average	Carrying		Average	Carrying		Average	Carrying		Average	Carrying		Average
	Amount		Yield(2)	Amount		Yield(2)	Amount		Yield(2)	Amount		Yield(2)	Amount		Yield(2)	Amount		Yield(2)

	(In billions of Won, except percentages)
Available-for-sale securities:
Korean treasury and governmental agencies	W	595	4.57%	W	5,322	4.14%	W	632	4.22%	W	—	—%	W	2,286	4.5%	W	8,835	4.27%
Financial institutions		2,772	3.77		2,671	3.87		232	6.29		—	—		—	—		5,675	3.93
Corporations		566	5.30		621	4.17		74	1.24		31	2.97		—	—		1,292	4.48
Foreign government		27	3.20		27	4.08		3	6.92		—	—		—	—		57	3.79
Mortgage-backed and asset-backed securities		362	3.71		1,287	1.62		93	3.94		—	—		—	—		1,742	2.19

Total — Available for sale		4,322	4.07%		9,928	3.74%		1,034	4.49%		31	2.97%		2,286	4.5%		17,601	3.97%

Held-to-maturity securities:
Korean treasury and governmental agencies		266	6.28%		1,241	6.20%		155	5.11%		—	—		—	—		1,662	6.11%
Financial institutions		875	4.48		327	4.96		17	4.87		—	—		—	—		1,219	4.61
Corporations		139	8.56		79	4.80		—	0.00		—	—		—	—		218	7.19

Total — Held-to- maturity		1,280	5.30%		1,647	5.88%		172	5.08%		—	—			—		3,099	5.60%

Trading securities:
Korean treasury and governmental agencies		73	4.08%		1,696	3.67%		196	3.62%		—	—%		30	4.6%		1,995	3.69%
Financial institutions		765	3.66		557	3.57		—	—		—	—		—	—		1,322	3.62
Corporations		965	0.86		—	—		—	—		—	—		—	—		965	0.86
Mortgage-backed and asset-backed securities		20	3.45		—	—		—	—		—	—		—	—		20	3.45

Total — Trading		1,823	2.19%		2,253	3.64%		196	3.62%		—	2.97%		30	4.6%		4,302	3.03%

Total Securities	W	7,425		W	13,828		W	1,402		W	31		W	2,316		W	25,002

Note:

(1)	The principal repayment schedule for such securities is based on installment due on different maturity dates.

(2)	The weighted-average yield for the portfolio represents the yield to maturity for each individual security, weighted using its amortized cost.

Concentrations of Risk
      As of December 31, 2004, we held the following securities of individual issuers where the aggregate book value of those securities exceeded 10.0% of our stockholders’ equity at such date.

	As of December 31, 2004

	Book Value		Market Value

	(In billions of Won)
Name of issuer:
Korean Government	W	5,711	W	5,761
Korea Deposit Insurance Corporation		4,589		4,634
Bank of Korea		3,982		3,988
Korea Highway Corporation		1,069		1,102
Korea Development Bank		982		989
Kookmin Bank		841		860

Total	W	17,174	W	17,334

      Our stockholders’ equity as of December 31, 2004 was W5,664 billion.
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
      The following table sets forth our credit-related commitments and guarantees as of the dates indicated.

	As of December 31,

	2002		2003		2004

	(In billions of Won)
Commitments to extend credit:
Corporate	W	29,008	W	32,922	W	39,323
Credit cards(1)		7,827		17,207		23,606
Consumer		1,753		3,752		5,961
Commercial letters of credit(2)		2,202		3,075		3,364
Standby letters of credit, other financial and performance guarantees and liquidity facilities to SPEs		2,812		4,686		3,407

Total	W	43,602	W	61,642	W	75,661

Notes:

(1)	Relates to the unused portion of credit card limits that may be cancelled by us after notice to the borrower if we determine that the borrower’s repayment ability is significantly impaired.

(2)	These are generally short-term and collateralized by the underlying shipments of goods to which they relate.
      We have credit-related commitments that are not reflected on the balance sheet, which primarily consist of commitments to extend credit and commercial letters of credit. Commitments to extend credit, including credit lines, represent unfunded portions of authorizations to extend credit in the form of loans. These commitments expire on fixed dates and a customer is required to comply with predetermined conditions to draw funds under the commitments. These commitments are in general subject to provisions that allow us to withdraw such commitments in the event there are material adverse changes affecting an obligor. As a result, we do not make provisions with respect to these credit commitments given the material adverse change clause which allows us to cancel the agreement if the underlying counterparty exposure is impaired. Accordingly, we do not raise provisions in respect to the unused portions of the credit commitments except for overdrafts.
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
      The following shows, as of December 31, 2004, the gross notional or contractual amounts of derivatives and foreign exchange contracts held or issued for (i) trading and (ii) nontrading that qualify for hedge accounting.

	As of December 31, 2004

	Underlying Notional		Estimated Fair Value		Estimated Fair Value
	Amount(1)		Assets		Liabilities

	(In billions of Won)
Trading:
Foreign exchange contracts:
Forward contracts	W	29,334	W	994	W	989
Options purchased		2,144		61		—
Options written		2,388		—		88

Sub-total		33,866		1,055		1,077

	As of December 31, 2004

	Underlying Notional		Estimated Fair Value		Estimated Fair Value
	Amount(1)		Assets		Liabilities

	(In billions of Won)
Interest rate contracts:
Swaps(2)		20,782		209		190
Futures		324		—		—
Options purchased		20		—		—
Options written		28		—		—

Sub-total		21,154		209		190
Cross currency swaps		6,466		381		416
Equity contracts:
Futures		2		—		—
Option purchased		929		30		—
Option written		930		—		36

Sub-total		1,861		30		36
Other derivatives:
Option purchased		318		3		—
Option written		325		—		3

Sub-total		643		3		3
Credit derivatives		130		—		—

Total	W	64,120	W	1,678	W	1,722

Hedge accounting:
Interest rate swaps		469		4		—

Sub-total		469		4		—
Nontrading that do not qualify for hedge accounting
Interest rate swaps		4,436		49		34
Cross currency swaps		20		—		5

Total	W	4,456	W	49	W	39

Notes:

(1)	Notional amounts in foreign currencies were converted into Won at prevailing exchange rates as of December 31, 2004.

(2)	While we engage in derivatives trading activities to hedge the interest rate risk exposure that arise from our own assets and liabilities, as these nontrading derivative contracts do not qualify for hedge accounting under U.S. GAAP, they are accounted for as trading derivatives in the financial statements. As a result, includes interest rate swaps held for nontrading that do not qualify for hedge accounting treatment in the underlying notional amount, estimated fair value of assets and estimated fair value of liabilities of W4,456 billion, W49 billion and W39 billion, respectively.
Funding
      We obtain funding for our lending activities from a variety of sources, both domestic and foreign. Our principal source of funding is customer deposits obtained from our banking operations. In addition, Shinhan Bank and Chohung Bank acquire funding through call money, borrowings from the Bank of Korea, other short-term borrowings and other long-term debt.

      Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail deposits. Customer deposits accounted for 65.0% of our total funding as of December 31, 2002, 68.3% of our total funding as of December 31, 2003 and 66.9% of our total funding as of December 31, 2004. As of December 31, 2002, 2003 and 2004, W3,872 billion, W4,205 billion and W4,329 billion, or 9.2%, 10.8% and 11.2%, respectively, of Chohung Bank’s total deposits in Korean Won were deposits made by litigants in connection with legal proceedings in Korean courts. Court deposits carry interest rates, which are generally lower than market rates. Chohung Bank’s other sources of funding consist principally of borrowing from the Bank of Korea and borrowings in foreign currencies.
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
      The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated.

	2002			2003			2004

	Average		Average	Average		Average	Average		Average
	Balance(1)		Rate Paid	Balance(1)		Rate Paid	Balance(1)		Rate Paid

	(In billions of Won, except percentages)
Interest-bearing deposits:
Interest-bearing demand deposits	W	432	1.39%	W	2,653	1.39%	W	7,880	1.33%
Savings deposits		9,924	1.85		15,922	1.46		21,987	1.24
Certificates of deposit		3,146	4.90		4,954	4.44		6,735	4.08
Other time deposits		19,468	4.91		27,776	4.19		41,863	3.83
Mutual installment deposits(2)		1,664	6.07		2,109	5.36		2,487	4.54

Total interest-bearing deposits(3)	W	34,634	4.05%	W	53,414	3.31%	W	80,952	2.93%

Notes:

(1)	Average balances are based on daily balances for our primary banking operation and quarterly balances for subsidiaries.

(2)	Mutual installment deposits are interest-bearing deposits offered by Shinhan Bank which enable customers to become eligible for loans while they maintain an account with us. The customer’s account does not have to secure loan amounts once made but is a requirement for loan eligibility. Prior to qualifying for a loan a customer must make required periodic deposits to the mutual installment account for a contracted term of less than five years. A customer is not required to fulfill the deposit term prior to requesting a loan from Shinhan Bank, but loan amounts and terms are not as favorable in the event of a loan request prior to completing the deposit contract term.

(3)	Under U.S. GAAP, does not include cover bills sold or bonds sold under repurchase agreements, which are offered to our customers as deposit products. These are reflected as short-term borrowings and secured borrowings, respectively.

      For a breakdown of retail deposit products, see “— Business Overview — Our Principal Activities — Deposit-taking Activities”, except that cover bills sold are reflected on short-term borrowings and securities sold under repurchase agreements are reflected as secured borrowings.

Certificates of Deposit and Other Time Deposits
      The following table presents the balance and remaining maturities of our other time deposits, certificates of deposit and mutual installment deposits which had a fixed maturity in excess of W100 million or more as of December 31, 2004.

	As of December 31, 2004

			Mutual
	Certificates	Other Time	Installment
	of Deposit	Deposits	Deposits	Total

	(In billions of Won)
Maturing within three months	3,748	5,787	110	9,645
After three but within six months	2,226	3,184	58	5,468
After six but within 12 months	1,682	11,614	104	13,400
After 12 months	186	1,434	177	1,797

Total	7,842	22,019	449	30,310

      A majority of our certificates of deposit accounts and other time deposits issued by our foreign offices is in the amount of US$100,000 or more.

Japanese Yen Deposits and Dispute with the Korean National Tax Service
      Beginning in 2002, commercial banks in Korea, including Shinhan Bank and Chohung Bank, offered to their customers deposit products that utilize Korean Won and Japanese Yen swaps to maximize the return for such customers. According to the terms of these deposit products, deposits made by customers in Korean Won are converted into Japanese Yen and repaid in Japanese Yen at maturity. The repayment amount is then converted back into Korean Won. While these deposit products typically carry a low interest rate, ranging from 0.05% to 0.3% per annum, the actual return to the customers were higher as a result of foreign exchange gains. These deposit products are attractive to customers, in particular high net worth customers, since the gains from foreign exchange were deemed not to be interest subject to income tax. However, in May 2005, the Korean National Tax Service announced a recommendation in which it decided that these gains were taxable as interest income and that the banks should refile its tax returns to include the unwithheld amounts. In June 2005, the Korean National Tax Service made a follow-up announcement confirming this position by stating that (i) its decision to tax such gains as taxable interest income is not considered a retroactive tax since it never made an official ruling that the gains would be tax free in the first place, (ii) any advice of the Korean National Tax Service posted on its website in response to inquiries from the commercial banks is not considered an official ruling having legal effect, and (iii) the tax is applied only to those gains derived from foreign currency deposits which are disguised as a derivative product and not to gains derived from bona fide derivative transactions, which are currently tax free. Eight of the commercial banks in Korea, who are subject to this adverse tax treatment, have announced their intention to challenge the foregoing decision by the Korean National Tax Service while complying with the Tax Service’s information requests. As of June 1, 2005, Shinhan Bank and Chohung Bank would have been subject to a tax withholding liability of W17.2 billion and W1.5 billion, respectively.
      The commercial banks had marketed these deposit products to their customers on the basis that such deposit products were exempt from income tax or tax withholding. We believe that few, if any, of these customers have reported the gains from such deposit products as interest income subject to taxation in their tax returns. According to the Korean National Tax Service, these deposit customers are also responsible for including the income received from these deposits in their final individual tax returns relating to comprehensive financial taxable income. However, depending on the amount of income received from these products, the individual customers may be subject to (i) a higher tax rate on all of his or her taxable income, (ii) a fine for failing to properly report the interest income in an amount equal to 20% of the unreported amount, and (iii) a fine for failing to pay tax on such interest income in an amount equal to interest applied at a rate of 10.95% per annum to such unpaid tax amount. No assurance can be given that aggrieved customers will not bring claims against these commercial banks, including Shinhan Bank and Chohung Bank, if their tax liabilities are increased as a result of the foregoing events. Such claims, if there is merit, may lead to significant level of actual or contingent liabilities for us although we cannot ascertain the amount of such potential claims at this time. Such claims, to the extent material, may adversely affect our financial condition and results of operations.
      See “Item 3. Key Information — Risk Factors — Risks Relating to Our Banking Business — Our current dispute with the Korean National Tax Service relating to certain deposit products, if adversely resolved, and together with potential claims from our customers, may materially and adversely affect our financial condition and results of operations.”

Short-term Borrowings
      The following table presents information regarding our short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated.

	2002								2003								2004

					Highest		Weighted						Highest		Weighted						Highest		Weighted
			Average		Balances		Average	Year-end			Average		Balances		Average	Year-end			Average		Balances		Average	Year-end
	Balance		Balance		at Any		Interest	Interest	Balance		Balance		at Any		Interest	Interest	Balance		Balance		at Any		Interest	Interest
	Outstanding		Outstanding(1)		Month-end		Rate(2)	Rate	Outstanding		Outstanding(1)		Month-end		Rate(2)	Rate	Outstanding		Outstanding(1)		Month-end		Rate(2)	Rate

	(In billions of Won, except for percentages)
Borrowings from BOK(3)	W	334	W	1,067	W	1,374	2.34%	1.39- 6.75%	W	1,964	W	1,122	W	2,669	2.41%	1.12- 2.50%	W	1,568	W	1,737	W	2,056	2.32%	2.00-2.50%
Call money		150		1,464		2,717	3.96	0.15- 4.50%		179		1,803		3,742	3.55%	0.15- 3.65%		1,156		3,512		5,238	3.30%	0.75-5.00%
Other borrowings(4)		6,510		4,695		6,928	3.60	0.19- 5.90%		9,061		8,475		11,300	2.04%	0.05- 10.15%		8,230		9,685		11,166	2.21%	0.04-18.00%

	W	6,994	W	7,226	W	11,019	3.50%		W	11,204	W	11,400	W	17,711	2.82%		W	10,954	W	14,934	W	18,460	2.48%

Notes:

(1)	Average outstanding balances have been calculated using daily balances for our primary banking operations and quarterly balances for subsidiaries.

(2)	Weighted-average interest rates during this year are calculated by dividing the total interest expenses by the average amount borrowed.

(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings on foreign currencies.

(4)	Other short-term borrowings included borrowings from trust accounts, bills sold, borrowings in domestic and foreign currencies and short-term debentures.
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
      Major policies for Shinhan Bank’s credit risk management are determined by the Credit Committee, the executive decision-making body for management of credit risk. The Credit Committee is led by the Chief Credit Officer, who is the head of the Credit Policy & Risk Management Department. The Credit Committee further consists of chief officers from five business divisions. In addition to making all credit-related decisions, the Credit Committee evaluates and approves large credits in excess of W5 billion for unsecured and W15 billion for secured lending. Meetings to approve these large credits are held twice a week. The Credit Committee makes decisions by 2/3 or more votes of the attending members, which must constitute at least two-thirds of the committee members to satisfy the quorum.
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
      For mortgage loans and loans secured by real estate, Shinhan Bank evaluates the value of the real estate offered as collateral for a loan using a database Shinhan Bank has developed, which contains information about real estate values throughout Korea. In addition, Shinhan Bank uses information from a third party provider of information about the real estate market in Korea, which gives Shinhan Bank up-to-date market value information for Korean real estate values. Staffs from the processing centers appraise the real estate. In addition, Shinhan Bank hires certified appraisers to appraise real estate collateral of which value is W5 billion or greater. Shinhan Bank reevaluates internally, on a summary basis, the appraisal value of collateral at least every two years. To protect against fraudulent transfers, Shinhan Bank has established an underwriting standard for adequacy of collaterals and the procedure of legal screening for whether or not there is a perfection of ownership.
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
      We established a task force to integrate and harmonize the credit decision-making processes of Shinhan Bank and Chohung Bank, and as a result, implemented a uniform credit risk rating system that applies similarly to both Shinhan Bank and Chohung Bank, effective February 2005. Based on the scores calculated under the new credit rating system, which takes into account the evaluation criteria described above and the probability of default, Shinhan Bank assigns the borrower one of twenty grades (AAA to D). Grades AA through B are further broken down into “+”, “0” or “-”. Grades AAA through B- are classified as normal, grade CCC precautionary, and grades CC through D non-performing. The credit risk-rating model is further differentiated by the size of the corporate borrower and the type of credit facilities.
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

Category	Approval Body	Approval Limit of Loan Amount

1	Branch Manager (Individual Loans)
	Unsecured	W100 million or less
	Secured	W500 million W1 billion or less
2	Branch Manager (Corporate loans)
	Unsecured	W300 million or less
	Secured	W2 billion or less
3	Branch Manager and Credit Officer
	Unsecured	W500 million or less
	Secured	W3 billion or less
4	Credit Officer Committee
	Unsecured	W1 billion or less
	Secured	W5 billion or less
5	Senior Credit Officer Committee
	Unsecured	W5 billion or less
	Secured	W15 billion or less
6	Credit Committee
	Unsecured	More than W5 billion
	Secured	More than W15 billion

Credit Review and Monitoring
      Shinhan Bank continually reviews and monitors existing credit risks primarily with respect to borrowers. In particular, Shinhan Bank’s automated early warning system conducts weekly examination for borrowers using over 60 financial and non-financial factors, and the relationship manager and the credit officer must conduct periodic loan review and report to independent loan review team which analyzes in detail the results and adjusts credit rating accordingly. Based on these reviews, Shinhan Bank adjusts a borrower’s credit rating, credit limit, applied interest rates and credit policies. In addition, the group credit rating of the borrower’s group, if applicable, may be adjusted following a periodic review of the main debtor groups identified by the Governor of the Financial Supervisory Service based on their outstanding credit exposures, of which 29 were identified most recently in April 2005. Shinhan Bank also continually reviews other factors, such as industry conditions in which borrowers operate and their domestic and overseas asset base and operations, to ensure that ratings are appropriate. The Credit Review Department provides credit review reports, independent of underwriting, to Chief Risk Officer and CEO on a monthly basis.
      The early warning system makes automatic weekly check for borrowers with whom Shinhan Bank has more than W1 billion of exposure. The relationship manager and the Credit Officer monitor those borrowers, and then the Credit Review Department further reviews the results of the monitoring. In addition, Shinhan Bank carries out special review of each borrower in accordance with changing credit risk based on changing commercial environment. The results of such special review are continually reported to the Chief Risk Officer of Shinhan Bank.
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
      Shinhan Bank measures credit risk using internally accumulated data. Shinhan Bank measures expected and unexpected losses with respect to total assets monthly, which Shinhan Bank refers to when setting risk limits for, and allocate capital to, its business groups. Expected loss is calculated based on credit rating and the past bankruptcy rate and recovery rate, and Shinhan Bank provides allowance for loan losses under Korean GAAP accordingly. Shinhan Bank selects the higher of the two provisioning levels, as determined by the Financial Supervisory Service requirement or Shinhan Bank’s internal calculation. Unexpected loss is predicted based on Value at Risk, or “VaR”, under the historical simulation method. Shinhan Bank plans to apply the more advanced “Monte Carlo” simulation method rather than the historical simulation method going forward, and plans to operate an integrated and systematic credit risk management rather than risk management based on credit limitation.

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
      The following table shows Shinhan Bank’s net foreign currency open positions at the end of 2002, 2003 and 2004. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,

Currency	2002		2003		2004

	(In millions of US$)
U.S. dollars	US$	(16.4)	US$	4.6	US$	52.3
Japanese yen		(16.6)		(8.7)		(1.6)
Euro		1.1		0.7		0.9
Others		0.9		1.0		(1.7)

Total	US$	(31.0)	US$	(2.4)	US$	51.9

— Equity Risk
      Equity risk for Shinhan Bank’s trading activities results from the trading of equity portfolio of Korean companies and Korea Stock Price Index futures and options. The trading equity portfolio consists of stocks listed on the Stock Market or the KOSDAQ Market of the Korea Exchange and nearest-month or second nearest-month futures contracts under strict limits on diversification as well as limits on positions. This has been an area of particular focus due to the level of volatility in the stock market. In addition, Shinhan Bank pays close attention to the loss limits. Although Shinhan Bank holds a substantially smaller amount of equity securities than debt securities in its trading accounts, the VaR of trading account equity risk is generally higher than that of trading account interest rate risk due to high volatility in the value of equity securities. As of December 31, 2003 and 2004, Shinhan Bank held W74.8 billion and W60.2 billion, respectively, of equity securities in its trading accounts (including the trust accounts).

Management of Market Risk from Trading Activities
      The following tables present an overview of market risk, measured by VaR, from trading activities of Shinhan Bank and Good Morning Shinhan Securities, respectively, for the year ended and as of December 31, 2004. For market risk management purposes, Shinhan Bank includes its trading portfolio in bank accounts and assets in trust accounts for which it guarantees principal or fixed return in accordance with the Financial Supervisory Commission regulations.

	Trading Portfolio VaR for the Year 2004(1)

									As of
	Average			Minimum			Maximum		December 31

	(In billions of Won)
Shinhan Bank:
Interest rate	W	20.5		W	5.5		W	72.6	W	11.0
Foreign exchange(2)		2.0			0.3			5.1		4.0
Equities		22.0			10.2			33.8		24.0
Less: portfolio diversification(3)		N/A			N/A			N/A		(9.0)

Total VaR(4)	W	32		W	12.3		W	83.1	W	31.0

Good Morning Shinhan Securities(5):
Interest rate	W	0.3		W	0.1		W	0.9	W	0.2
Equities		1.1			0.5			3.0		0.8
Beneficiary certificates(7)		—	(6)		—	(6)		0.1		— (6)
Less: portfolio diversification(3)		N/A			N/A			N/A		(0.1)

Total VaR	W	1.1		W	0.5		W	2.9	W	0.9

Notes:

(1)	One-day VaR results with a 99% confidence level.

(2)	Includes both trading and nontrading accounts as Shinhan Bank manages foreign exchange risk on a total position basis.

(3)	Calculation of portfolio diversification effects for the minimum and maximum VaRs as the minimum and maximum may occur on different days for different risk components. The average and December 31, 2004 VaRs are less than the sum of the VaRs due to offsets resulting from portfolio diversification.

(4)	Includes trading portfolio in Shinhan Bank’s bank accounts and assets in trust accounts for which it guarantees principal or fixed return.

(5)	The change in market value of Good Morning Shinhan Securities’ trading portfolio was W2.1 billion per day.

(6)	Less than W0.1 billion.

(7)	Beneficiary certificates that Good Morning Shinhan Securities holds temporarily in connection with its beneficiary certificate sales business. Most of market risk arising from the holding of these beneficiary certificates is interest rate risk and there is minimal amount of equity risk.
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
      When Shinhan Bank calculates the VaRs for trading accounts, it measures interest risk VaRs, but not equity risk VaRs, for its equity-linked securities which are insignificant in amount. As of December 31, 2004, Shinhan bank held no equity-linked securities in its trading accounts.
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
      Shinhan Bank uses relatively simple but fundamental seven scenarios for stress test taking into account four market risk components such as foreign exchange rates, stock prices and Won-denominated and foreign currency-denominated interest rates. For the worst case scenario, we assumed instantaneous and simultaneous movements in the four market risk components — depreciation of Won by 115.7%, decrease in Korea Exchange Composite Index by 46%, and increases in Won-denominated and foreign currency-denominated interest rates by 150.7% and 1.2%, respectively — which were based on the historical worst case movements for three months during the “Asian crisis” from September 1997 to December 1997. In the case of this worst-case scenario, the changes in market value of Shinhan Bank’s trading portfolio was W61.8 billion as of December 31, 2004. Shinhan Bank performs stress test at least semiannually and reports the results to the Risk Management Committee and the ALM Committee.
      Good Morning Shinhan Securities uses five scenarios for stress test taking into account two market risk components: stock prices and Won-denominated interest rates. As of December 31, 2004, for the worst case scenario, which was in the case of instantaneous and simultaneous drops in Korea Stock Price Index 200 by 10% and a 1% point increase in the three-year government bond yield, the changes in market value of Good Morning Shinhan Securities’ trading portfolio was W2.1 billion for one day.
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
      For interest rate gap analysis, we assume and use the following maturities for different assets and liabilities:

•	With respect to the maturities and re-pricing dates of Shinhan Bank’s assets, we assume that maturity of Shinhan Bank’s prime rate-linked loans the same as its fixed-rate loans. We also assume that the debt securities in Shinhan Bank’s trading accounts have maturities three months. Shinhan Bank excludes equity securities from interest-earning assets.

•	With respect to the maturities and re-pricing of Shinhan Bank’s liabilities, we assume that money market deposit accounts and “non-core” demand deposits under the Financial Supervisory Commission guidelines have a maturity of three months or less. With respect to “core” demand deposits under the Financial Supervisory Commission guidelines, we assume a maturity of over three years.
      The following tables show Shinhan Bank’s interest rate gaps as of December 31, 2004 for (1) Won-denominated nontrading bank accounts, including derivatives and (2) foreign currency-denominated nontrading bank accounts, excluding derivatives.
Won-denominated nontrading bank accounts (including derivatives):

	As of December 31, 2004

	0-3 Months		3-6 Months		6-12 Months		1-2 Years		2-3 Years		Over 3 Years		Total

	(In billions of Won, except percentages)
Interest-earning assets	W	32,938	W	9,064	W	4,513	W	3,601	W	869	W	3,805	W	54,791
Fixed rates		6,799		2,697		3,716		3,391		832		2,823		20,258
Floating rates		25,839		6,249		657		150		7		132		33,034
Interest rate swaps		300		118		140		60		30		850		1,498
Interest-bearing liabilities	W	23,386	W	6,511	W	11,227	W	3,654	W	1,412	W	7,319	W	53,509
Fixed liabilities		10,609		6,264		10,633		3,180		1,406		7,319		39,410
Floating liabilities		11,327		199		594		474		6		—		12,601
Interest rate swaps		1,450		48		—		—		—		—		1,498
Sensitivity gap		9,552		2,553		(6,714)		(53)		(543)		(3,514)		1,282
Cumulative gap		9,552		12,105		5,391		5,338		4,795		1,282
% of total assets		17.4%		22.1%		9.8%		9.7%		8.8%		2.3%
Foreign currency-denominated nontrading bank accounts (excluding derivatives):

	As of December 31, 2004

	0-3 Months	3-6 Months	6-12 Months	1-3 Years	Over 3 Years	Total

	(In millions of US$, except percentages)
Interest-earning assets	$6,796	$1,283	$368	$36	$23	$8,506
Interest-bearing Liabilities	6,361	1,693	358	41	544	8,997
Sensitivity gap	435	(410)	10	(5)	(521)	(491)
Cumulative gap	435	25	35	30	(491)
% of total assets	5.1%	0.3%	0.4%	0.4%	(5.8% )

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
      The following tables show duration gaps and market values of Shinhan Bank’s Won-denominated interest-earning assets and interest-bearing liabilities in its not-trading accounts as of December 31, 2004 and changes in these market values when interest rate increases by one percentage point.

Duration as of
December 31,
2004(1)

(In months)
Interest-earning assets	8.4
Interest-bearing liabilities	13.6
Gap	5.2

	Market Value as of December 31, 2004(1)

	Actual		1% Point Increase		Changes

	(In billions of Won)
Interest-earning assets	W	57,388	W	57,093	W	(295)
Interest-bearing liabilities		53,922		53,464		(458)
Gap		3,466		3,629		(163)

Note:

(1)	Includes interest rate swaps.

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
      The following tables illustrate by way of an example the simulated changes in Shinhan Bank’s annual net interest income for 2005 with respect to Won-denominated interest-earning assets and interest-bearing liabilities, using Shinhan Bank’s net interest income simulation model, when it assumes (a) the maturity structure and funding requirement of Shinhan Bank as of December 31, 2004 and (b) the same interest rates as of December 31, 2004 and a 1% point increase or decrease in the interest rates.

	Simulated Net Interest Income for 2005
	(For Nontrading Won-denominated Bank Accounts)(1)

							Change in Net Interest			Change in Net Interest
	Assumed Interest Rates						Income			Income

							Amount		% Change	Amount		% Change
			1% Point		1% Point		(1% Point		(1% Point	(1% Point		(1% Point
	No Change		Increase		Decrease		Increase)		Increase)	Decrease)		Decrease)

	(In billions of Won, except percentages)
Simulated interest income	W	3,137	W	3,524	W	2,751	W	387	12.3%	W	386	(12.3)%
Simulated interest expense		1,806		2,084		1,527		278	15.4		279	(15.4)
Net interest income		1,331		1,440		1,224		109	8.2		107	(8.0)

Note:

(1)	Includes interest rate swaps.

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

— Interest Rate VaRs for Nontrading Assets and Liabilities
      Shinhan Bank measures VaRs for interest rate risk from nontrading activities on a monthly basis. The following table shows, as of and for the year ended December 31, 2004, the VaRs of (1) interest rate risk from Shinhan Bank’s available-for-sale investment securities and (ii) interest rate mismatch risk for other assets and liabilities, which arises from mismatches in the re-pricing dates of Shinhan Bank’s nontrading interest-earning assets and interest-bearing liabilities other than the available-for-sale investment securities. Under the Financial Supervisory Commission regulations, Shinhan Bank includes in calculation of these VaRs interest-earning assets and interest-bearing liabilities in its bank accounts and its trust accounts.

	VaR for the Year 2004(1)

				As of
	Average	Minimum	Maximum	December 31

	(In billions of Won)
Interest rate — available-for-sale securities	W133.6	W101.9	W162.4	W103.4
Interest rate mismatch — other assets and liabilities	25.6	17.2	36.7	23.6

Note:

(1)	One-day VaR results with a 99% confidence level.

— Equity Risk
      Substantially all of our equity risk results from its equity portfolio of Korean companies. As of December 31, 2004, we (not including Chohung Bank) held an aggregate amount of W3 billion of equity shares in unlisted foreign companies.
      The equity securities in Won held in Shinhan Bank’s investment portfolio consist of stocks listed on the Stock Market or the KOSDAQ Market of the Korea Exchange and certain non-listed stocks. Shinhan Bank measures VaRs for all of these equity securities but does not manage most of the related risk using VaR limits, as most of these securities are held for reasons other than normal investment purposes. As of December 31, 2004, Shinhan Bank held equity securities in an aggregate amount of W713.4 billion in its nontrading accounts, unlisted securities that Shinhan Bank held for private equity investment in the amount of W2.6 billion other equity securities that it held, among other reasons, for management control purposes or as a result of debt-to-equity conversion as a part of reorganization proceedings of the companies to which it had extended loans.
      Shinhan Bank previously held shares of our common stock, which it received in exchange for its treasury shares Shinhan Bank held when we restructured into a holding company in September 2001. Under the Financial Holding Companies Act, Shinhan Bank was required to dispose of these shares within three years from the date of purchase. On March 3, 2004, Shinhan Bank sold these shares for W21,000 per share, amounting to W627 billion, pursuant to a block trading on the Korea Exchange before trading hours.
      As of December 31, 2004, Shinhan Bank also held Won-denominated convertible and exchangeable bonds in an aggregate amount of W194.4 billion (all of which contained conversion or exchange rights) and foreign currency convertible and exchangeable bonds in an aggregate amount of US$55.3 million in its nontrading accounts. Shinhan Bank does not measure equity risk with respect to convertible and exchangeable bonds and the interest rate risk of these bonds are measured together with the other debt securities. As such, Shinhan Bank measures interest rate risk VaRs but not equity risk VaRs for these equity-linked securities.

      The following table shows the VaRs of Shinhan Bank’s equity risk from nontrading activities for the year and as of December 31, 2004.

VaR for the Year 2004(1)

As of
	Average	Minimum	Maximum	December 31

(In billions of Won)
Equities	W153	W10	W268	W268

Notes:

(1)	One-day VaR results with a 99% confidence level.

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
      Each subsidiary manages liquidity risk in accordance with the risk limits and guidelines established internally as well as those directed by the relevant regulatory authorities. Pursuant to principal regulations applicable to financial holding companies and banks as promulgated by the Financial Supervisory Commission, We, at the holding company, are required to keep specific Won and foreign currency liquidity ratios. These ratios require us to keep the ratio of liquid assets to liquid liabilities above certain minimum levels.
      Shinhan Bank manages its liquidity risk within the limits set on Won and foreign currency accounts in accordance with the regulations of the Financial Supervisory Commission. The Financial Supervisory Commission requires Korean banks to maintain a Won liquidity ratio of at least 100.0% and a foreign currency liquidity ratio of at least 85%. The Financial Supervisory Commission defines the liquidity ratio as liquid assets (including marketable securities) due within three months divided by liabilities due within three months.
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

      The following tables show Shinhan Bank’s liquidity status and limits for Won and foreign currency accounts (including derivatives) as of December 31, 2004 in accordance with the regulations of the Financial Supervisory Commission.

	As of December 31, 2004

					Over 3	Substandard
Won-denominated Accounts	0-3 Months	3-6 Months	6-12 Months	1-3 Years	Years	or Below	Total

	(In billions of Won except percentage)
Assets:	W22,392	W9,395	W12,915	W8,980	W12,431	W628	W66,741
Liabilities:	18,036	7,690	14,568	6,245	14,449		60,988
For three months or less:
Liquidity gap	4,356
Liquidity ratio	124.1%
Limit:	105.0%

	As of December 31, 2004

	7 Days or	7 Days-			6-12	Over 1	Substandard
Foreign Currencies Denominated Accounts:	Less	1 Months	3 Months	3-6 Months	Months	Years	or Below	Total

	(In millions of US$ except percentage)
Assets:	$2,863	$2,264	$3,614	$2,108	$2,002	$2,252	$92	$15,195
Liabilities	2,770	2,098	3,620	2,214	1,786	3,084		15,572
For three months or less:
Assets			8,741
Liabilities			8,488
Liquidity ratio			103.0%
Limit			85.0%
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
      The Group Internal Audit Activity, reporting directly to our Audit Committee, oversees our operational activities, with a special focus on legal, regulatory, operational and reputational risk. Our Audit Committee, which is a committee under our Board of Directors, oversees and monitors the compliance with legal and regulatory requirements. For the operational risk management at the group level, we clearly define each subsidiary’s operational process and establish an internal review system for each subsidiary. Each subsidiary’s operational risk is internally managed and controlled at the subsidiary level and the Group Internal Audit Activity continuously monitors the integrity of our subsidiaries’ operational risk management system. Our Board of Directors, the Group Risk Management Committee and our Audit Committee establish the basic principles for our operational risk management and monitor and review management of our operational risk at the group level.
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
      Shinhan Bank and Chohung Bank, in concert, have launched a task force, including an Operational Risk Management Team, to address issues relating to the adoption of a new firm-wide system for operational risk management to apply a standardized approach that meets the recommendations by the “BIS New Basle Accord for Measurement and Management of Operational Risk”. The Operational Risk Management Team consists of 12 members. Beginning in May 2004, we received outside consulting services regarding gap analyses and defining the related work scope. As a result, we established a loss data accumulation process in early 2005 and expect to introduce, on a trial basis, a New Basel Accord-compliant operational risk management system by the end of 2005. Following a two-year parallel operating period from early 2006, we expect to this new risk management system to be fully introduced by the end of 2007 after obtaining the necessary regulatory approval.

Risk Management of Chohung Bank
      Chohung Bank has a multi-layered risk management governance structure. The highest decision-making body is the board of directors. The board formulates risk management policies and determines Chohung Bank’s risk tolerance. The board delegates authority and responsibility for risk management activities to the Risk Management Committee (RMC), which is consists of one standing director and two non-standing directors. The primary functions of the RMC are risk reduction within the overall aim of durable profit improvement and evaluation of compliance with risk limits and policies. The RMC allocates available capital within acceptable limits by business unit and risk in accordance with directives of the board. In addition, the RMC determines risk limits by individual case and by industry with regard to credit risk. The Asset and Liabilities Management Committee (“ALM Committee”), consisted of eight Deputy Presidents, manages risk involving Chohung Bank’s assets and liabilities. The ALM Committee sets Chohung Bank’s policies with respect to managing liquidity, interest rate and market risks.
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

— Credit Planning
      The Board of Directors functions as the highest decision-making body with respect to the direction of Chohung Bank’s overall credit policies. The Credit Planning Division is responsible for overall credit risk management. The Credit Planning Division has three working level entities for planning, reviewing and managing loan portfolios. Specifically, the Credit Planning Division recommends loan policies, manages loan portfolios and develops and modifies related regulations and procedures. It also is responsible for development of various management infrastructures concerning loan portfolios.

— Credit and Approval Limits
      The following table shows the credit limits for a single borrower and levels of approval.

Level of Approval	Credit Limits

(In billions of Won)
Headquarters level
Credit Review Committee(1)	More than W40
Credit Officer Committee(2)	W16 — W40
Review Team(3)	W5 — W15
Branch level
Collateralized Chief Relationship Manager	W2 — W5
Non-collateralized Chief Relationship Manager	W0.3 — W2

Notes:

(1)	Consists of heads of the Credit Management Group, Treasury and International Business Group, Corporate Banking Group and the head of the relevant business group.

(2)	Consists of general managers of the Credit Assessment Division, Loan Recovery Division and Credit Planning Office.

(3)	Consists of three to four loan review officers.

— Loan Review
      In order to ensure the quality of its loans, Chohung Bank’s Loan Review Division reviews and monitors its existing loans. In reviewing a loan, Chohung Bank focuses on (i) whether the loan has been approved in compliance with the credit approval procedures in place, (ii) whether the loan’s current asset quality and the borrower’s credit rating are adequate and (iii) whether such loan is profitable. In addition, according to the circumstances, Chohung Bank takes other factors into account in conducting its loan review. Chohung Bank’s loan reviews can be further divided into three types: regular reviews, spot reviews, special reviews.
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
      Chohung Bank performs periodic regular reviews for borrowers by examining the changes in the borrower’s credit qualities and repayment capabilities and, as a result of such reviews, takes certain measures to prevent credit deterioration and ensure the soundness of asset quality through credit enhancements. In addition to regular reviews, Chohung Bank performs spot reviews for companies which received low grades in their regular reviews and require additional remedial measures and special reviews for companies with substantial amounts of overdue payments.
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
      CMS consists of the following three modules:

•	Credit Risk Control: A module consisting of two systems, a credit risk measurement system and a credit portfolio management system.

•	Loan Approval Support: A module consisting of a financial analysis support system, credit risk rating system (CRRS), loan limit management system, collateral management system, loan pricing system, loan application support system and loan approval system.

•	Follow-up Management: This module includes a loan monitoring and review system, default/ delinquency information management system and credit information analysis system.

— Total Exposure Management System
      Total Exposure Management System (TEMS) was developed in late 1997. This system enables Chohung Bank to make real-time inquiries on the exposures to customers by company or by business group and to manage the credit limits for all kinds of business transactions.
      Chohung Bank manages its total exposure in respect of the assets of (i) the top 60 chaebol companies designated by the Financial Supervisory Commission based on the outstanding total credits from all financial institutions and (ii) companies with total credits in the outstanding amount of W50 billion. The assets that are subject to total exposure management include credits (which is defined to include loans, loans from trust accounts, guarantees and acceptances, advances for customers, foreign exchange related credits, credits from overseas branches and international financing credits), securities (which include commercial papers, corporate debt securities and securities in foreign currencies), call loans, due from banks, advances, derivatives and other assets designated by the head of the Credit Planning Division.
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
      We established a task force to integrate and harmonize the credit decision-making processes of Shinhan Bank and Chohung Bank, and as a result, implemented a uniform credit risk rating system that applies similarly to both Shinhan Bank and Chohung Bank, effective February 2005. Based on the scores calculated under this new credit rating system, which takes into account the evaluation criteria described above and the probability of default, Chohung Bank assigns the borrower one of twenty grades (AAA to D). Grades AA through B are further broken down into “+”, “0” or “-”. Grades AAA through B- are classified as normal, grade CCC precautionary, and grades CC through D non-performing. The credit risk-rating model is further differentiated by the size of the corporate borrower and the type of credit facilities.

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
      CSS is applied to the extension of credits of W50 million or less to individuals (including sole proprietorships) and the issuance of credit cards. CSS consists of (i) an application scoring system (ASS) which evaluates information on applicants’ credits, transaction records and application and (ii) a behavioral scoring system (BSS) for follow-up management whereby Chohung Bank will trace the behavioral patterns of borrowers after loans are extended to them, such as checking whether borrowers paid interest on loans on time or whether they fulfilled their financial obligations on credit cards. The adoption of CSS has improved the speed and accuracy of retail loan underwritings, and is expected to improve the accuracy and efficiency of retail loan approval and credit card issuance procedures.

Market Risk Management
      Market risk is the risk of loss that results from changes in market prices such as interest rates, foreign exchange rates and equity prices. The principal market risks to which Chohung Bank is exposed are interest rate risk and, to a lesser extent, foreign exchange risk and equity price risk. These risks stem from Chohung Bank’s trading and nontrading activities relating to financial instruments such as loans, deposits, securities and financial derivatives. Chohung Bank is not exposed to commodity risk, the other recognized form of market risk, as Chohung Bank does not hold any commodity positions. Chohung Bank divides market risk into risks arising from trading activities and risks arising from nontrading activities.
      Chohung Bank’s Risk Management Committee establishes and oversees implementation of the overall risk management policies for both trading and nontrading activities of Chohung Bank.
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

— Foreign Exchange Risk
      Foreign exchange risk arises because its assets and liabilities, including derivatives such as foreign exchange forwards, futures, options and currency swaps, are denominated in currencies other than the Won. Chohung Bank’s exposure to foreign exchange risk arises primarily from bank’s foreign exchange spot and forward positions in both trading and nontrading accounts.
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
      The following table shows Chohung Bank’s net foreign currency open positions at the end of 2002, 2003 and 2004. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,

Currency	2002		2003		2004

	(In millions of US$)
U.S. dollars	US$	(5.7)	US$	8.4	US$	41.7
Japanese Yen		10.5		0.3		0.2
Euro		1.3		0.3		6.7
Others		7.9		9.0		10.5

Total	US$	14.0	US$	18.0	US$	59.1

— Equity Risk
      Equity risk for Chohung Bank’s trading activities results from the trading of equity portfolio of Korean companies and Korea Stock Price Index futures and options. Although Chohung Bank holds a substantially smaller amount of equity securities than debt securities in its trading accounts, the equity risk VaR of trading accounts is relatively higher than that of trading account interest rate risk due to high volatility in the prices of equity securities. As of December 31, 2004, Chohung Bank held W3.90 billion of trading equity securities in trust accounts for which it guaranteed principal and fixed return. Chohung Bank’s own trading accounts had no equity securities as of December 2004.

Market Risk Management for Trading Activities
      The following tables present an overview of market risk, measured by VaR, from trading activities of Chohung Bank for the year ended and as of December 31, 2004. For market risk management purposes, Chohung Bank includes its trading portfolio in bank accounts and trading assets in trust accounts for which it guarantees principal or fixed return in accordance with the Financial Supervisory Commission regulations.

	Trading Portfolio Ten-day VaR for the Year 2004(1)

				As of
	Average	Minimum	Maximum	December 31

	(In billions of Won)
Chohung Bank:
Interest rate	W 96.6	W 20.0	W 212.8	W 156.6
Foreign exchange(2)	37.9	6.7	117.2	95.6
Equities	6.3	1.0	15.3	5.6

Total VaR(3)	W 10.7	W 32.9	W 223.8	W 194.1

Notes:

(1)	Ten-day VaR results at a 99% confidence level.

(2)	Includes both trading and nontrading accounts as Chohung Bank manages foreign exchange risk on a total position basis.

(3)	Due to portfolio diversification effects, the total VaR figures are different from the simple additions of interest rate, foreign exchange and equity risks.
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
      Back Testing. Chohung Bank currently performs back testing of VaR results on a daily basis, using both (1) actual losses and (2) estimated losses when the actual movements of interest rates, foreign exchange rates and equity values were applied while assuming that its portfolio position remains same. In 2004, there were two days when Chohung Bank’s estimated loss exceeded the VaR limits set by the Financial Supervisory Service.
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
      For stress testing, Chohung Bank assumes unexpected changes in the following four market risk components: foreign exchange rates, stock prices and Won-denominated and foreign currency-denominated interest rates. For the worst case scenario, Chohung Bank assumed instantaneous and simultaneous movements in these four market risk components within the following ranges: (1) depreciation and appreciation of Won against the U.S. dollars by 45% in the direction adverse to Chohung Bank, (2) decline in Korea Exchange Composite Index by 25%, (3) increase in Won-denominated interest rates by 250 basis points, and (4) increase in foreign currency-denominated interest rates by 100 basis points. In the worst case scenario assuming appreciation of Won against the U.S. dollars by 45%, a decline in Korea Exchange Composite Index by 25%, and increases in Won-denominated and foreign currency-denominated interest rates by 250 basis points and 100 basis points, respectively, the changes in market value of Chohung Bank’s trading portfolio was W440.3 billion as of December 31, 2004.
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

Market Risk Management for Nontrading Activities

— Interest Rate Risk
      The principal market risk from nontrading activities of Chohung Bank is interest rate risk. Interest rate risk is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of Chohung Bank. Chohung Bank’s interest rate risk arises primarily due to differences between the timing of rate changes for interest-earning assets, such as loans and investment securities, and interest-bearing liabilities, such as deposits and borrowings.
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
      Accordingly, Chohung Bank measures and manages interest rate risk for nontrading activities by taking into account effects of interest rate changes on both its income and net asset value. Chohung Bank measures and manages interest rate risk on a monthly basis with respect to all interest-earning assets and interest-bearing liabilities in Chohung Bank’s bank accounts (including derivatives denominated in Won) and in the trust accounts. Most of Chohung Bank’s interest-earning assets and interest-bearing liabilities are denominated in Won.

— Interest Rate Risk Management
      Chohung Bank’s interest rate risk arises primarily due to differences between the timing of rate changes for interest-earning assets, such as loans and investment securities, and interest-bearing liabilities, such as deposits and borrowings. The principal objectives of interest-rate management are to generate stable net interest income and to protect Chohung Bank’s net asset value against interest-rate fluctuations. To this end, the ALM Committee sets the interest-rate risk limits at least annually, and the Risk Management Division monitors compliance with these limits and reports the monitoring results to the ALM Committee on a monthly basis. Chohung Bank primarily uses interest rate swaps to control its interest-rate exposure limits.
      On a monthly basis, Chohung Bank uses various analytical methodologies to measure and manage its interest rate risk for nontrading activities. The principal methodology that Chohung Bank uses for its non-trading interest rate risk is an “earnings at risk” analysis, or “EaR” analysis.
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

Earnings-at-Risk Analysis
      Chohung Bank measures EaRs for interest rate risk from nontrading activities on a monthly basis. Chohung Bank uses EaR as the principal analytical tool to measure and manage its interest rate risk for non-trading activities.
      Chohung Bank calculates EaRs with respect to Won-denominated and foreign-currency denominated nontrading assets and liabilities in its bank accounts. On a monthly basis, Chohung Bank calculates 500 sets of annual interest income and expense scenarios based on 500 different sets of yield curves generated by a Monte Carlo simulation. Based on these annual interest and expense scenarios, it then calculates the average and the minimum of the interest income, interest expense and net interest income at a 99% confidence level. EaRs are the differences between these average and minimum values.
      The following table presents the minimum and average values of interest income, interest expense and net interest income, and the EaRs corresponding to them for 2004.

	Simulation Results for 2004

	Minimum(1)	Average	EaR(1)

	(In billions of Won)
Interest income (from interest-earning assets)	W3,418.2	W3,514.1	W95.9
Interest expense (from interest-bearing liabilities)	1,458.0	1,500.4	42.4
Net interest income	1,960.2	2,013.7	53.5

Note:

(1)	At a 99% confidence level.

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
      For interest rate gap analysis, Chohung Bank assumes and uses the following maturities for different assets and liabilities:

•	With respect to the maturities and re-pricing dates of Chohung Bank’s assets, Chohung Bank assumes that maturity of Chohung Bank’s prime rate-linked loans are the same as its fixed-rate loans. For debt securities in its trading accounts, Chohung Bank assumes a maturity of three months. Chohung Bank excludes equity securities from interest-earning assets and also excluded assets classified as substandard or below from its interest rate gap analysis.

•	With respect to the maturities and re-pricing of Chohung Bank’s liabilities, Chohung Bank assumes that money market deposit accounts and “non-core” demand deposits have a maturity of three months or less. With respect to “core” demand deposits under the Financial Supervisory Commission guidelines, Chohung Bank assumes a maturity of three years.
      The following tables show Chohung Bank’s interest rate gaps as of December 31, 2004 for (1) Won-denominated nontrading bank accounts, including derivatives and (2) foreign currency-denominated non-trading bank accounts, excluding derivatives.
Won-denominated nontrading bank accounts (including derivatives):

	As of December 31, 2004

	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total

	(In billions of Won, except percentages)
Interest-earning assets	W	30,948	W	3,170	W	3,513	W	4,913	W	4,129	W	46,673
(Including interest rate swaps)
Interest-bearing liabilities		16,017		6,405		6,765		3,718		9,331		42,236
(Including interest rate swaps)
Sensitivity gap		14,931		(3,234)		(3,252)		1,195		(5,202)		4,437
Cumulative gap		15,331		11,670		8,444		9,639		4,854
% of total assets		25.86%		(5.60)%		(5.63)%		2.07%		(9.01)%		7.68%
Foreign currency-denominated nontrading bank accounts (excluding derivatives):

	As of December 31, 2004

	0-3 Months	3-6 Months	6-12 Months	1-3 Years	Over 3 Years	Total

	(In millions of US$, except percentages)
Interest-earning assets	$3,720	$768	$225	$56	$34	$4,803
Interest-bearing liabilities	3,646	780	386	36	395	5,243
Sensitivity gap	74	(12)	(161)	20	(361)	(440)
Cumulative gap	74	62	(99)	(79)	(440)
% of total assets	1.29%	(0.21)%	(2.78)%	0.35%	(6.22)%	(7.58)%

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
      The following tables show duration gaps and market values of Chohung Bank’s Won-denominated interest-earning assets and interest-bearing liabilities in its nontrading accounts as of December 31, 2004 and changes in these market values when interest rate increases by 100 basis point.

Duration as of
December 31,
2004(1)

(In months)
Interest-earning assets	0.51
Interest-bearing liabilities	0.82
Gap	(0.27)

	Market Value as of December 31, 2004(1)

	Actual	1% Point Increase	Changes

	(In billions of Won)
Interest-earning assets	W43,620	W43,368	W(252)
Interest-bearing liabilities	40,070	39,737	(333)
Gap	3,550	3,631	81

Note:

(1)	Includes interest rate swaps.

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
      The following table illustrates by way of an example the simulated changes in Chohung Bank’s annual net interest income for 2005 with respect to Won-denominated interest-earning assets and interest-bearing liabilities, using its net interest income simulation model, when Chohung Bank assumes (a) the maturity structure and funding requirement of Chohung Bank as of December 31, 2004 and (b) the same interest rates as of December 31, 2004 and a 1% point increase or decrease in the interest rates.

	Simulated Net Interest Income for 2005
	(for Nontrading Won-denominated Bank Accounts)(1)

							Change in Net			Change in Net
							Interest Income			Interest Income
	Assumed Interest Rates
							Amount		% Change	Amount		% Change
			1% Point		1% Point		(1% Point		(1% Point	(1% Point		(1% Point
	No Change		Increase		Decrease		Increase)		Increase)	Decrease)		Decrease)

	(In billions of Won, except percentages)
Simulated interest income	W	3,517.7	W	3,728.8	W	3,306.1	W	211.1	6.00%	W	211.6	6.02%
Simulated interest expense		1,503.4		1,660.5		1,352.0		157.1	10.45		151.4	10.07
Net interest income		2,014.3		2,068.3		1,954.1		54.0	2.68		60.2	2.99

Note:

(1)	Includes interest rate swaps.
      Chohung Bank’s Won-denominated interest earning assets and interest-bearing liabilities in nontrading accounts have a maturity profile that benefits from an increase in interest rates, because the re-pricing periods of the interest-earning assets in Chohung Bank’s nontrading accounts are shorter than those of the interest-bearing liabilities in these accounts. This is primarily due to a continuous decrease in interest rate in the recent years in Korea, which has resulted in a significant increase in floating rate loans, making the maturities or re-pricing periods of Chohung Bank’s loans shorter, while fixed-rate longer-term deposits have increased. As a result, Chohung Bank’s net interest income increases when the interest rates rise.

— Interest Rate VaRs for Nontrading Assets and Liabilities
      Chohung Bank measures VaRs for interest rate risk from nontrading activities on a monthly basis, except for available-for-sale securities for which it measures interest rate risk on a daily basis. The following table shows, as of and for the year ended December 31, 2004, the ten-day VaRs of interest rate risk from Chohung Bank’s available-for-sale investment securities. Under the Financial Supervisory Commission regulations, Chohung Bank includes in the calculation of these VaRs interest-earning assets and interest-bearing liabilities in its bank accounts and its trust accounts.

	Ten-day VaR for the Year 2004(1)

							As of
	Average		Minimum		Maximum		December 31

	(In billions of Won)
Interest rate — available-for-sale securities	W	29.3	W	24.7	W	35.2	W	32.9

Note:

(1)	Ten-day VaR results at a 99% confidence level.

— Equity Risk
      All of Chohung Bank’s equity risk results from listed and unlisted equity securities issued by Korean companies. Chohung Bank measures VaRs the listed equity securities but does not manage most of the related risk using VaR limits, as most of these securities are held for reasons other than normal investment purposes. For unlisted equity securities, Chohung Bank does not measure VaRs. These unlisted securities were equities of its consolidated subsidiary and affiliates and those held as a result of debt-to-equity conversion as a part of reorganization proceedings of companies to which it had extended loans. As of December 31, 2003, Chohung Bank held equity securities in an aggregate amount of W820 billion in its nontrading accounts, including W377 billion of unlisted securities. As of December 31, 2004, it held equity securities in an aggregate amount of W1,409 billion in its nontrading accounts, including W230.9 billion of unlisted securities.
      The following tables show the VaRs of Chohung Bank’s equity risk from nontrading activities as of and for the year ended December 31, 2004.

	Trading Portfolio Ten-day VaR for the Year 2004(1)

							As of
	Average		Minimum		Maximum		December 31

	(In billions of Won)
Equities	W	221.8	W	121.7	W	303.5	W	251.3

(1)	Ten-day VaR results at a 99% confidence level.

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
      Chohung Bank manages its liquidity risk within the limits set on Won and foreign currency accounts in accordance with the regulations of the Financial Supervisory Commission. The Financial Supervisory Commission requires Korean banks to maintain a Won liquidity ratio of at least 100.0% and a foreign currency liquidity ratio of at least 85%. The Financial Supervisory Commission defines the liquidity ratio as liquid assets (including marketable securities) due within three months divided by liabilities due within three months.
      The Treasury Department is in charge of liquidity risk management with respect to Chohung Bank’s Won and foreign currency funds. The Treasury Department submits Chohung Bank’s monthly funding and asset management plans to the ALM Committee for approval, based on the analysis of various factors, including macroeconomic indices, interest rate and foreign exchange movements and the maturity profile of Chohung Bank’s assets and liabilities. The ALM Committee measures Chohung Bank’s liquidity ratio and liquidity gap ratio on a monthly basis and reports whether they are in compliance with the limits to the ALM Committee on a monthly basis.
      The following tables show Chohung Bank’s liquidity status and limits for Won and foreign currency accounts as of December 31, 2004 in accordance with the regulations of the Financial Supervisory Commission.

	As of December 31, 2004

											Substandard
Won-denominated Accounts	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		or Below		Total

	(In billions of Won except percentage)
Assets:	W	29,842.9	W	10,685.9	W	14,657.9	W	4,665.0	W	11,312.9	W	820.8	W	71,985.4
Liabilities:		24,295.9		7,386.7		11,792.0		4,135.3		23,233.9		0		70,843.8
For three months or less:
Liquidity gap		5,547.0
Liquidity ratio		122.83%
Limit:		105.00%

	As of December 31, 2004

Foreign Currencies		7 Days-
Denominated Accounts:	7 Days or Less	1 Months	3 Months	3-6 Months	6-12 Months	Over 1 Years	Total

	(In millions of US$ except percentage)
Assets:	$3,791.5	$3,490.7	$5,124.0	$2,752.7	$2,048.0	$1,155.1	$18,362.1
Liabilities	3,707.0	3,259.8	5,148.3	3,269.4	2,946.0	1,355.9	19,686.4
For three months or less:
Assets			$12,406.2
Liabilities			12,115.1
Liquidity ratio			102.40%
Limit			85.00%
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
      General audits, special audits, day-to-day audits and real-time monitoring audits are performed by our examiners and self-audits are performed by the self-auditors of the relevant operational departments.

      The Financial Supervisory Service conducts general annual audits of operations at Shinhan Financial Group and also performs general annual audits of our operations. The Financial Supervisory Service also performs special audits as the need arises on particular aspects of the operations such as risk management, credit monitoring and liquidity. In the ordinary course of these audits, the Financial Supervisory Service routinely issue warning notices where it determines that a regulated financial institution or such institution’s employees have failed to comply with the applicable laws or rules, regulations and guidelines of the Financial Supervisory Service. We have in the past received, and expect in the future to receive, such notices and we have taken and will continue to take appropriate actions in response to such notices. In April 2005, the Financial Supervisory Service discovered that one of Chohung Bank’s employees had embezzled approximately W40 billion of Chohung Bank’s funds. Pending the official report by the Financial Supervisory Service on the results of their investigation and discovery, Chohung Bank recovered approximately W4 billion of the embezzled fund and suspended the employee in question from his duties. In addition, Chohung Bank took remedial measures, which include increasing staffing at our back office function involving funds settlement, improving fund transfer procedures, further specification of borrowing entries, centralization of managing policy loans, establishment of a new internal audit and inspection unit to audit back office functions, introduction of an ad hoc audit and improving overall internal control procedures. Except as described, none of the actions we have taken so far has had a material adverse effect.
      We consider legal risk as a part of operational risk. The uncertainty of the enforceability of obligations of our customers and counterparties, including foreclosure on collateral, creates legal risk. Changes in laws and regulations could also adversely affect us. Legal risk is higher in new areas of business where the law is often untested in the courts although legal risk can also increase in our traditional business to the extent that the legal and regulatory landscape in Korea is changing and many new laws and regulations governing the banking industry remain untested. We seek to minimize legal risk by using stringent legal documentation, employing procedures designed to ensure that transactions are properly authorized and consulting legal advisers.
      The Risk Management Division set operational risk limits for 2005 based on the standardized approach that is specified in the new Basel II Accord and guidelines of the Financial Supervisory Service. The operational risk limit in 2005 is W388.10 billion.
      For a description of joint efforts with Shinhan Bank to adopt a new firm-wide operational risk management system, see “— Description of Assets and Liabilities — Risk Management — Operational Risk Management”.

Proposed Upgrades and Integration of Risk Management
      For an effective response to the adoption of Basle II, Shinhan Bank and Chohung Bank jointly formed a Basel II project team in 2004, and completed the analysis on Basel II requirements and related system implementation. The two banks are currently implementing the credit risk system, operational risk system, capital adequacy system, risk data market and other systems that can perform risk management as well as evaluation of capital adequacy and computation of capital required per risk. In order to fully satisfy the requirements under Basel II, the two banks are also coordinating their system efforts with other related systems, such as the loan process systems and maintaining close communications with relevant regulatory authorities. The two banks’ Basel II project team seek to develop systems, processes and organizations that will meet the relevant qualitative and quantitative requirements by applying the A-IRB method to credit risks and an advanced evaluation approach to operational risks and have enlisted the support of a global consulting firm to benchmark the best practices of the more advanced global banks. We believe that the Basel II project help us not only to meet the capital adequacy requirements but also to have a source of information that will be critical to making important decisions, such as managing risks within reasonable bounds and establishing an asset portfolio strategy, by enabling us to have a more accurate understanding of the risks embedded in substantially all aspects of our banking operations. We plan to complete the implementation of the Basel II-related systems and commence its use in 2006 for evaluating our capital adequacy as well as assisting with our decision-making process.

SUPERVISION AND REGULATION
Principal Regulations Applicable To Financial Holding Companies

General
      The Korean financial holding companies and their subsidiaries are regulated by the Financial Holding Companies Act (Law No. 6692, April 27, 2002). In addition, Korean financial holding companies and their subsidiaries come under the regulations and supervision of the Financial Supervisory Commission and the Financial Supervisory Service.
      The Financial Supervisory Commission, established on April 1, 1998, exerts direct control over financial holding companies pursuant to the Financial Holding Companies Act, including approval for the establishment of financial holding companies, issuing regulations on capital adequacy of financial holding companies and their subsidiaries, and drafting regulations relating to the supervision of financial holding companies.
      The Financial Supervisory Service was established on January 2, 1999, as a unified body of the former Banking Supervisory Authority (the successor to the Office of Bank Supervision, the Securities Supervisory Board, the Insurance Supervisory Board and the Credit Management Fund). The Financial Supervisory Service is subject to the instructions and directives of the Financial Supervisory Commission and carries out supervision and examination of financial holding companies and their subsidiaries. In particular, the Financial Supervisory Service sets requirements regarding financial holding companies’ liquidity and for capital adequacy and establishes reporting requirements within the authority delegated under the Financial Supervisory Commission regulations, pursuant to which financial holding companies are required to submit quarterly reports on business performance, financial status and other matters identified in the Presidential Decree of the Financial Holding Companies Act.
      Under the Financial Holding Companies Act, the establishment of a financial holding company must be approved by the Financial Supervisory Commission. A financial holding company is required to be mainly engaged in controlling its subsidiaries by holding the shares or equities of the subsidiaries in the amount of not less than 50% of aggregate amount of such financial holding company’s assets based on the latest balance sheet. A financial holding company is prohibited from engaging in any profit-making businesses other than controlling the management of its subsidiaries and certain ancillary businesses as identified in the Presidential Decree of the Financial Holding Companies Act which include the following businesses:

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
      The Financial Holding Companies Act requires every financial holding company or its subsidiaries to obtain the prior approval from the Financial Supervisory Commission before acquiring control of another company or to file with the Financial Supervisory Commission a report within thirty (30) days after acquiring such control. Permission to liquidate or to merge with any other company must be obtained in advance from the Financial Supervisory Commission. A financial holding company must report to the Financial Supervisory Commission when there is a change in its officers or largest shareholder, or when it ceases to control any of its direct and indirect subsidiaries by disposing of the shares of such direct and indirect subsidiaries.

Capital Adequacy
      The Financial Holding Companies Act does not provide for a minimum paid-in capital of financial holding companies. All financial holding companies, however, are required to maintain a specified level of solvency. In addition, in its allocation of the net profit earned in a fiscal term, a financial holding company is required to set aside in its legal reserve an amount equal to at least 10% of the net income after tax each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital.
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

Liquidity
      All financial holding companies are required to match the maturities of their assets and liabilities in accordance with the Financial Holding Companies Act in order to ensure liquidity. Financial holding companies are required to make quarterly reports regarding their liquidity to the Financial Supervisory Service and must:

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
      A financial holding company may not invest in securities as defined in the Securities and Exchange Act (other than those securities issued by its direct and indirect subsidiaries) in excess of the amount of its shareholders’ equity less the total amount of investment in subsidiaries, subject to certain exceptions such as capital reductions, a change in securities’ price, a merger of a financial holding company or an acquisition of all of the business by a financial holding company, an execution of collaterals or an acquisition of securities as payment. A financial holding company whose investment exceeds the amount of its shareholders’ equity less the total amount of investment in subsidiaries as a result of these exceptions are required to take actions to comply with the foregoing limit within one year from the date it exceeded such limit.

Financial Exposure to Any Individual Customer and Major Shareholder
      Subject to certain exceptions, the total sum of credit (as defined in the Financial Holding Companies Act, the Bank Act, the Merchant Bank Act and the Securities and Exchange Act, respectively) of the financial holding company and its direct and indirect subsidiaries which are banks, merchant banks or securities companies (“Financial Holding Company Total Credit”) to a single group of companies that belong to the same conglomerate as defined in the Monopoly Regulations and Fair Trade Act will not be permitted to exceed 25% of the Net Total Equity Capital.
      “Net Total Equity Capital” for the purpose of the calculation of financial exposure to any individual customers and Major Shareholder is defined under the Presidential Decree of the Financial Holding Companies Act as

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

(ii)	the amount of shares which are cross-held by each direct and indirect subsidiary that is a bank, merchant bank or securities company; and

(iii)	the amount of shares of a financial holding company held by such direct and indirect subsidiaries which are banks, merchant banks or securities companies.
      The Financial Holding Company Total Credit to a single individual or judicial person will not be permitted to exceed 20% of the Net Total Equity Capital. In addition, the Financial Holding Company Total Credit to a shareholder holding (together with the persons who have special relationship with such shareholder (as defined under the Presidential Decree of the Financial Holding Companies Act)) in aggregate more than 10% of the total issued and outstanding shares of the financial holding company will not be permitted to exceed the smaller of (x) 25% of the Net Total Equity Capital and (y) the amount of the equity capital of the financial holding company multiplied by the shareholding ratio of such shareholder (together with the persons who have special relationship with such shareholder).
      Furthermore, the total sum of credits (as defined under the Financial Holding Companies Act, the Bank Act, the Merchant Bank Act and the Securities and Exchange Act, respectively) of a financial holding company controlling banks and its direct and indirect subsidiaries that are banks, merchant banks or securities companies as applicable (“Bank Holding Company Total Credit”) extended to a “Major Shareholder” (together with the persons who have special relationship with such Major Shareholder) (as defined below) will not be permitted to exceed the smaller of (x) 25% of the Net Total Equity Capital and (y) the amount of the equity capital of the financial holding company multiplied by the shareholding ratio of such Major Shareholder, except for certain cases.
      “Major Shareholder” is defined under the Financial Holding Companies Act as follows:

(a)	a shareholder holding (together with persons who have a special relationship with such shareholder as defined in the Presidential Decree of the Financial Holding Companies Act) in excess of 10% (or in the case of a financial holding company controlling regional banks only, 15%) in the aggregate of the financial holding company’s total issued voting shares; or

(b)	a shareholder holding (together with persons who have a special relationship with such shareholder as defined in the Presidential Decree of the Financial Holding Companies Act) more than 4% in the aggregate of the total issued voting shares of the financial holding company controlling nationwide banks (excluding a financial holding company controlling regional banks only), excluding shares related to the shareholding restrictions on non-financial business group companies as described below, where such shareholder is the largest shareholder or has actual control over the major business affairs of the financial holding company through, for example, appointment and dismissal of the officers pursuant to the Presidential Decree of the Financial Holding Companies Act.
      In addition, the total sum of the Bank Holding Company Total Credit granted to all of a financial holding company’s Major Shareholder must not exceed 25% of the Net Total Equity Capital. Furthermore, the financial holding company and its direct and indirect subsidiaries that intend to extend the Bank Holding Company Total Credit to the financial holding company’s Major Shareholder not less than the lesser of (i) the amount equivalent to 0.1% of the Net Total Equity Capital or (ii) W5 billion, with respect to a single transaction, must obtain prior unanimous board resolutions and then immediately after the completion of credits, must file a report to the Financial Supervisory Commission and disclose the filing of such report (e.g., via the internet).

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
      Subject to certain exceptions, a direct or indirect subsidiary of a financial holding company is prohibited from owning the shares of any other direct or indirect subsidiaries (other than those directly controlled by the direct and indirect subsidiaries in question) in common control by the financial holding company. In April 2005, the Ministry of Finance and Economy announced that it will allow a direct or indirect subsidiary of a financial holding company to invest as a limited partner in a private equity fund that is another direct or indirect subsidiary of the same financial holding company. Before the announcement, under the Financial Holding Companies Act, a direct or indirect subsidiary of a financial holding company was prohibited from acquiring the shares of another subsidiary of the same financial holding company. A direct or indirect subsidiary of a financial holding company is also generally prohibited from owning the shares of the financial holding company controlling the direct or indirect subsidiary in question. The transfer of certain assets subject to or below the precautionary criteria between the financial holding company and its direct or indirect subsidiary or between the direct and indirect subsidiaries of a financial holding company is prohibited except for (i) the transfer to an asset-backed securitization company (an SPV), or the entrustment with a trust company, under the Asset-Backed Securitization Act, (ii) the transfer to a mortgage-backed securitization company under the Mortgage-Backed Securitization Company Act or (iii) the transfer or in-kind contribution to a corporate restructuring vehicle under the Corporate Restructuring Investment Company Act.

Disclosure of Management Performance
      For the purpose of protecting the depositors and investors in the subsidiaries of the financial holding companies, the Financial Supervisory Commission requires financial holding companies to disclose certain material matters including (i) financial condition and profit and loss of the financial holding company and its direct and indirect subsidiaries, (ii) raising capital by the financial holding company and its direct and indirect subsidiaries and the appropriation of such capital, (iii) any sanctions levied on the financial holding company and its direct and indirect subsidiaries under the Financial Holding Companies Act or any corrective measures or sanctions under the Law on Improvement of Structure of Financial Industry or (iv) occurrence of any non-performing assets or financial incident which may have a material adverse effect.

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

Restrictions on Shareholdings by Direct and Indirect Subsidiaries
      In principal, a direct subsidiary of a financial holding company is prohibited from controlling any other company; provided that a direct subsidiary of a financial holding company may control (as an indirect subsidiary of the financial holding company): (i) subsidiaries in foreign jurisdiction which are engaged in the same business as the direct subsidiary, (ii) certain financial institutions which are engaged in the business that the direct subsidiary may conduct without any licenses or permits, (iii) certain financial institutions whose business is related to the business of the direct subsidiary as described by the Presidential Decree of the Financial Holding Companies Act (e.g., the companies which a bank subsidiary may control are limited to credit information companies, credit card companies, trust business companies, securities investment management companies, investment advisory companies, futures business companies, and asset management companies), (iv) certain financial institutions whose business is related to financial business as prescribed by the regulations of the Ministry of Finance and Economy, (v) certain companies which are not financial institutions but whose business is related to the financial business of the financial holding company as prescribed by the Presidential Decree of the Financial Holding Companies Act (e.g. finance-related research company, finance-related IT company, etc.) and (vi) private equity funds established in accordance with the Act on Business of Operating Indirect Investment and Asset. Acquisition by the direct subsidiaries of such indirect subsidiaries requires prior permission from the Financial Supervisory Commission or report to be submitted to the Financial Supervisory Commission, depending on the types of the indirect subsidiaries and the amount of total assets of the indirect subsidiaries.
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
      In April 2005, the Ministry of Finance and Economy announced that it will allow a subsidiary of a financial holding company to invest into a special purpose company as its largest shareholder for purposes of making investments under the Act on Private Investment in Social Infrastructure without being deemed as controlling such special purpose company. Accordingly, such special purpose company will not be considered as a subsidiary of the financial holding company under the Financial Holding Companies Act.

Restrictions on Transactions between a Financial Holding Company and its Major Shareholder
      A financial holding company which controls banks and its direct and indirect subsidiaries is prohibited from acquiring (including acquisition by a trust account of its subsidiary bank) shares issued by such financial holding company’s Major Shareholder in excess of 1% of the Net Total Equity Capital as used in the calculation of financial exposure to Major Shareholder. In addition, the financial holding company and its direct and indirect subsidiaries which intends to acquire shares issued by such Major Shareholder not less than the lesser of (i) the amount equivalent to 0.1% of the Equity Capital or (ii) W5 billion, with respect to a single transaction, must obtain prior unanimous board resolutions and then, immediately after the acquisition, must file a report to the Financial Supervisory Commission and disclose the filing of such report (e.g., via the internet).

Restriction on Financial Holding Company Ownership
      Under the Financial Holding Companies Act, subject to certain exceptions, a financial institution may not control any financial holding company. In addition, any single shareholder and persons who stand in a special relations with such shareholder (as described in the Presidential Decree to the Financial Holding Companies Act) may acquire beneficial ownership of up to 10% of the total issued and outstanding shares with voting rights of a financial holding company controlling nationwide banks and 15% of the total issued and outstanding shares with voting rights of a financial holding company controlling regional banks only. The Government and the Korea Deposit Insurance Corporation are not subject to such ceiling.
      However, “non-financial business group companies” (as defined below) may not acquire beneficial ownership of shares of a financial holding company which controls nationwide banks in excess of 4% of such financial holding company’s outstanding voting shares, provided that such non-financial business group companies may acquire beneficial ownership of up to 10% of such financial holding company’s outstanding voting shares with the approval of the Financial Supervisory Commission under the condition that such non-financial business group companies will not exercise voting rights in respect of such shares in excess of the 4% limit. In addition, any person (whether a Korean national or a foreigner), with the exception of non-financial business group companies described above, may also acquire in excess of 10% of total voting shares issued and outstanding of a financial holding company which controls nationwide bank, provided that an approval from the Financial Supervisory Commission is obtained in instances where the total holding exceeds 10% (or 15% in the case of a financial holding company controlling regional banks only), 25% or 33% of the total voting shares issued and outstanding of such financial holding company which controls nationwide banks. Also, in the event a person (whether a Korean national or a foreigner, but excluding persons stipulated in the Presidential Decree to the Financial Holding Companies Act) (i) acquires in excess of 4% of the total voting shares issued and outstanding of any financial holding company (other than a financial holding company controlling regional banks only), (ii) becomes the largest shareholder of such financial holding company in which such person acquired in excess of 4% of the total voting shares issued and outstanding, or (iii) has its shareholding in such financial holding company, in which it had acquired in excess of 4% of the total voting shares issued and outstanding shares, changed by not less than 1% of the total voting share issued and outstanding of such financial holding company, a report as prescribed by the Presidential Decree to the Financial Holding Companies Act shall need to be filed with the Financial Supervisory Commission.
      “Non-financial business group companies” are defined under the Financial Holding Companies Act as the companies, which include:

(i)	any same shareholder group with aggregate net assets of all non-financial business companies belonging to such group of not less than 25% of the aggregate net assets of all members of such group;

(ii)	any same shareholder group with aggregate assets of all non-financial business companies belonging to such group of not less than W2 trillion; or

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
      If the Korean government deems a bank’s financial condition to be unsound or if a bank fails to meet the applicable capital adequacy ratio set forth under Korean law, the government may order:

•	capital increases or reductions;

•	stock cancellations or consolidations;

•	transfers of a part or all of business;

•	sales of assets;

•	closures of branch offices;

•	mergers or becoming a subsidiary under the Financial Holding Companies Act of a financial holding company;

•	acquisition of a bank by a third party;

•	suspensions of a part or all of business operation; or

•	assignments of contractual rights and obligations relating to financial transactions.

Capital Adequacy
      The Bank Act provides for a minimum paid-in capital of W100 billion in the case of nationwide banks, such as Shinhan Bank and Chohung Bank, and W25 billion in the case of regional banks such as our Jeju Bank.

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
      Under the Bank Act, the capital of a bank is divided into two categories pursuant to Bank for International Settlements standards, which were originally envisaged by the Basel Committee. Tier I capital (core capital) consists of stockholders’ equity, capital surplus, retained earnings, equity representing new types of equity securities deemed to be functionally equivalent to capital which are designated by the Financial Supervisory Commission and unissued stock dividends. Tier II capital (supplementary capital) consists of revaluation reserves, gain on valuation of investment in securities, allowance for bad debts set aside for loans classified as “normal” or “precautionary”, perpetual subordinated debt, cumulative preferred shares, redeemable preferred shares (with a right to redeem after the fifth anniversary of the date of issuance) and certain other subordinated debt.
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
      In 1999, the Financial Supervisory Commission adopted a new requirement to ascertain a bank’s liquidity. Starting from January 1, 1999, the Financial Supervisory Commission requires each Korean bank to maintain a Won liquidity ratio (defined as Won assets due within three months, including marketable securities, divided by Won liabilities due within three months) of not less than 100% and to make quarterly reports to the Financial Supervisory Service. The Financial Supervisory Commission also requires each Korean bank to (1) maintain a foreign currency liquidity ratio (defined as foreign currency liquid assets due within three months divided by foreign-currency liabilities due within three months) of not less than 85%, (2) maintain a ratio of foreign currency liquid assets due within seven days less foreign currency liabilities due within seven days, divided by total foreign-currency assets of not less than 0% and (3) maintain a ratio of foreign currency liquid assets due within a month less foreign currency liabilities due within a month, divided by total foreign-currency assets, of not less than negative 10%. The Financial Supervisory Commission also requires each Korean bank to submit monthly reports with respect to maintenance of these ratios.
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
      Pursuant to an amendment to the Bank Act, which became effective on July 28, 2002, the restrictions on extending credits to a major shareholder have been amended. The definition of a “major shareholder” is as follows:

•	a shareholder holding (together with persons who have a special relationship with such shareholder as defined in the Presidential Decree of the Bank Act) in excess of 10% (or in the case of regional banks, 15%) in the aggregate of the bank’s total issued voting shares; or

•	a shareholder holding (together with persons who have a special relationship with such shareholder as defined in the Presidential Decree of the Bank Act) more than 4% in the aggregate of the bank’s (excluding regional banks) total issued voting shares (excluding shares relating to the shareholding restrictions on non-financial group companies, which include:

•	any same shareholder group with the aggregate net assets of all non-financial companies belonging to such group of not less than 25% of the aggregate net assets of all members that are company of such group;

•	any same shareholder group with aggregate assets of all non-financial companies belonging to such group of not less than W2 trillion; or

•	any mutual fund in which a same shareholder group identified in (1) or (2) above, owns more than 4% of the total shares issued and outstanding),

where such shareholder is the largest shareholder or is able to actually control the major business affairs of the bank, for example, through appointment and dismissal of the chief executive officer or of the majority of the executives.
      According to such amendment, banks are prohibited from extending credits in the amount greater than the lesser of (1) 25% of the sum of such bank’s Tier I and Tier II capital (less any capital deductions) or (2) the relevant major shareholder’s shareholding ratio multiplied by the sum of the bank’s Tier I and Tier II capital (less any capital deductions) to a major shareholder (together with persons who have special relationship with such major shareholder as defined in the Presidential Decree of the Bank Act). Also, no bank is allowed to grant credit to all of its major shareholders in excess of 25% of its Tier I and Tier II capital (less any capital deductions).
      Recently, there has been a rapid increase in the use of credit support agreements between banks and special purpose companies that have been established for asset-backed securitization. When managing the credit risk of banks, among the methods for providing credit support by banks, a loan agreement, a purchase agreement for asset-backed commercial papers, purchase of subordinate beneficiary certificates, and assumption of liability by providing warranty against default under asset-backed securitization are deemed as creating financial exposure to banks.

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

Disclosure of Management Performance
      For the purpose of reinforcing mandatory disclosure of management performance so that the general public, especially depositors and stockholders, will be in a better position to monitor banks, the Financial Supervisory Commission requires commercial banks to disclose certain matters as follows:

•	loans bearing no profit made to a single business group in an amount exceeding 10% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month (where the loan exposure to such borrower is calculated as the sum of substandard credits, doubtful credits and estimated loss credits) except where the loan exposure to a single business group is not more than W4 billion;

•	any financial incident involving embezzlement, malfeasance or misappropriation of funds the amount of which exceeds 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) occurs, unless the bank has lost or expects to lose not more than 1 billion as a result thereof, or the Governor of the Financial Supervisory Service has made a public announcement regarding such an occurrence;

•	any loss due to court judgments or similar decisions in civil proceedings in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month except where the loss is not more than W 1 billion;

•	any event which can cause a material change in the financial status, such as a capital increase or reduction, issuance of convertible bonds, bonds with warrants, exchangeable bonds, or depositary receipts, cancellation of shares with profit, and split or consolidation of shares;

•	any event which can cause a material change in a bank’s management, such as knowledge of imposition of a fine (such as negligence fine, surcharges or collection charges) in an amount exceeding 1% (or 0.5% in the case of a large company whose total assets as of the end of the most recent fiscal year is W2 trillion or more (hereinafter the “Large Company”)) or more of the bank’s Tier I and Tier II capital, proposal or confirmation of a litigation that can have a material effect on the management of the bank such as litigation regarding appointment or dismissal of an officer, or a change in bank’s largest shareholder, representative director, major shareholder, affiliate company, or a business objective;

•	any event which can cause a material change in the bank’s property, such as a natural disaster which causes damages in an amount exceeding 5% (or 2.5% in the case of a Large Company) or more of its total assets as of the end of the most recent fiscal year, or giving or receiving of a gift in excess of 1% (or 0.5% in the case of a Large Company) or more of the bank’s Tier I and Tier II capital;

•	any event which can cause a material change in the bank’s credit or liability, such as dissolution or dishonoring of a bill or a check of an unlisted company in which the bank invested 3% (or 1.5% in the case of a Large Company) or more of the bank’s Tier I and Tier II capital, or commencement or termination of any court receivership of the bank or notification from the court thereof;

•	any event which can cause a material change in the bank’s investment, such as acquisition or sale of fixed assets in an amount exceeding 5% (or 2.5% in the case of a Large Company) of its total assets, investment in other companies in an amount exceeding 5% (or 2.5% in the case of a Large Company)

or more of the bank’s Tier I and Tier II capital, becoming an oligopoly shareholder (meaning anyone owning 51% or more of the total issued and outstanding shares of a company, including the shares owned by specially related persons, as defined under the Framework Act on National Taxes) of a mutual savings bank or a change in such shareholder status;

•	any event which can cause a material change in the bank’s profit or loss, such as an increase or decrease in profit or loss of 30% (or 15% in the case of a Large Company) or more when compared to the previous fiscal year, or profit or loss from derivative transaction representing 5% (or 2.5% in the case of a Large Company) or more of the bank’s Tier I and Tier II capital; and

•	any other events which can have material effects on the bank’s operation, such as payment of cash dividend, changes in accounting policy, or distribution of stock option.

Restrictions on Lending
      According to the Bank Act, commercial banks are prohibited from making any of the following categories of loans:

•	loans made for the purpose of speculation in commodities or securities;

•	loans made directly or indirectly on the pledge of a bank’s own shares, or on the pledge of shares in excess of 20% of the issued and outstanding shares of any other corporation (subject to certain exceptions with respect to financing for infrastructure projects);

•	loans made directly or indirectly to enable a natural or juridical person to buy the bank’s own shares;

•	loans made directly or indirectly to finance political campaigns and other activities;

•	loans made to any of the bank’s officers or employees other than petty loans of up to (1) W20 million in the case of a general loan, (2) W50 million in the case of a general loan plus a housing loan, or (3) W60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions;

•	credit (including loans) provided on the pledge of shares of a subsidiary corporation of the bank or to enable a natural or juridical person to buy shares of a subsidiary corporation of the bank; and

•	loans made to any officers or employees of a subsidiary corporation of the bank other than petty loans of up to W20 million in the case of a general loan or W50 million in the aggregate in the case of general and housing loans.

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

Restrictions on Shareholdings in Other Companies
      Under the Bank Act, a bank may not own more than 15% of shares outstanding with voting rights of another company, except where, among other reasons:

•	the company issuing such shares is engaged in category of financial businesses set forth by the Financial Supervisory Commission (including private equity funds); or

•	the acquisition of shares by the bank is necessary for the corporate restructuring of the issuer and is approved by the Financial Supervisory Commission.

      In the above exceptional cases, a bank must satisfy either of the following requirements:

•	the total investment in companies in which the bank owns more than 15% of the outstanding shares with voting rights does not exceed 15% of the sum of Tier I and Tier II capital (less any capital deductions); or

•	the acquisition satisfies the requirements determined by the Financial Supervisory Commission.
      According to an amendment to the Bank Act, which became effective on July 28, 2002, a bank using its bank accounts and its trust accounts is not permitted to acquire the shares issued by the Major Shareholder of such bank in excess of an amount equal to 1% of the sum of Tier I and Tier II capital (less any capital deductions).

Restrictions on Bank Ownership
      Under an amendment to the Bank Act, which became effective on July 28, 2002, subject to certain exceptions, a single shareholder and persons who stand in a special relationship with such shareholder (as described in the Presidential Decree to the Bank Act) may acquire beneficial ownership of up to 10% of a nationwide bank’s total issued and outstanding shares with voting rights and up to 15% of a regional bank’s total issued and outstanding shares with voting rights. The government, the Korea Deposit Insurance Corporation and financial holding companies qualifying under the Financial Holding Companies Act are not subject to such ceilings. However, non-financial business group companies (i.e., (1) any same shareholder group with an aggregate net assets of all non-financial companies belonging to such group of not less than 25% of the aggregate net assets of all members that are corporations of such group, (2) any group with aggregate assets of all non-financial companies belonging to such group of not less than W2 trillion or (3) any mutual fund in which a same shareholder group, as described in items (1) and (2) above, owns more than 4% of the total shares issued and outstanding) may not acquire beneficial ownership of shares of a nationwide bank in excess of 4% of such bank’s outstanding voting shares, provided that such non-financial business group companies may acquire beneficial ownership of:

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

Deposit Insurance System
      The Depositor Protection Act provides, through a deposit insurance system, insurance for certain deposits of banks in Korea. Under the Depositor Protection Act, all banks governed by the Bank Act, including Shinhan Bank, Chohung Bank and Jeju Bank, are required to pay to the Korea Deposit Insurance Corporation an insurance premium on a quarterly basis at such rate as determined by the Presidential Decree to the Depositor Protection Act, which shall not exceed 0.5% of the bank’s insurable deposits in any given year. The current insurance premium is 0.025% of insurable deposits for each quarter. If the Korea Deposit Insurance Corporation pays the insured amount, it will acquire the claims of the depositors within the payment amount. Under current rules, the Korea Deposit Insurance Corporation insures only up to a total of W50 million for deposits and interest, regardless of when the deposits were made and the size of the deposits. However, the maximum limit of W50 million is not applicable to interest-free settlement accounts (for example, a checking account) during the period from January 1, 2001 to December 31, 2003.

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
      On January 17, 2005, in accordance with the amendment to the Trust Business Act, a comprehensive trust system was introduced to allow banks engaged in trust businesses to accept in trust two or more properties such as money, securities, or real estate with one trust deed. In addition, intellectual property rights can also be held as trust asset.
      The Act on Business of Operating Indirect Investment and Asset, which applies to unspecified money trust account products under the Trust Business Act, securities investment trusts under the Securities Investment Trust Business Act, securities investment companies under the Securities Investment Company Act and variable insurance products under the Insurance Business Act, took effect on January 5, 2004. In accordance with the Act on Business of Operating Indirect Investment and Asset, we ceased offering unspecified money trust account products from our banking subsidiaries and instead began to offer products developed by our investment trust management business that fulfills the requirements as an asset management company.
      In the event that a bank qualifies and operates as an asset management company, a trustee, a custodian or a general office administrator under the Act on Business of Operating Indirect Investment and Asset, it is required to establish relevant operation and management systems to prevent potential conflicts of interest among the banking business, the asset management business, the trustee or custodian business and general office administration. These measures include:

•	prohibitions against officers, directors and employees of one particular business operation from serving as an officer, director and employee in another business operation, except where an officer or a director (1) serving in two or more business operations with no significant conflict of interest in accordance with the Presidential Decree on the Act on Business of Operating Indirect Investment and Asset or

(2) serving in a trustee business or a custodian business and simultaneously serving in a general office administrator business in accordance with the Act on Business of Operating Indirect Investment and Asset;

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

Laws and Regulations Governing Other Business Activities
      To enter the foreign exchange business, a bank must register with the Ministry of Finance and Economy. The foreign exchange business is governed by the Foreign Exchange Transaction Law. To enter the securities business, a bank must obtain the permission of the Financial Supervisory Commission. The securities business is governed by regulations under the Securities and Exchange Act. Pursuant to the above-mentioned laws, we are permitted to engage in the foreign exchange business, securities brokerage business and securities (including, governmental/public bonds) underwriting business.
Principal Regulations Applicable to Credit Card Companies

General
      Any person, including a bank, wishing to engage in the credit card business must obtain a license from the Financial Supervisory Commission. In addition, in order to enter the credit card business, a bank must obtain a license from the Financial Supervisory Commission (hereinafter, a bank which obtains such license is defined as “licensed bank engaged in the credit card business”). The credit card business is regulated and governed by the Specialized Credit Financial Business Act. As a result of recent amendments to the Specialized Credit Financial Business Act and regulations thereunder, a company in the same enterprise group (as defined in the Monopoly Regulation and Fair Trade Act) may engage in the credit card business even though another company in the same enterprise group is already engaged in such business, which was previously not permitted.
      The Specialized Credit Financial Business Act establishes guidelines on capital adequacy and provides for other regulations relating to the supervision of credit card companies. The Specialized Credit Financial Business Act delegates regulatory authority over credit card companies to the Financial Supervisory Commission and its executive body, the Financial Supervisory Service.

      A licensed bank engaging in the credit card business is regulated by the Financial Supervisory Commission and the Financial Supervisory Service.
      The Financial Supervisory Commission exerts direct control over credit card companies and licensed banks engaged in the credit card business by establishing guidelines or regulations on management of such companies. Moreover if the Financial Supervisory Commission deems the financial condition of a credit card company or a licensed bank engaged in the credit card business to be unsound or such companies fail to satisfy the guidelines or regulations, the Financial Supervisory Commission may take certain measures to improve the financial condition of such companies.

Restrictions on Scope of Business
      Under the Specialized Credit Financial Business Act, a credit card company may conduct only the following types of business: (i) credit card business as licensed pursuant to the Specialized Credit Financial Business Act; (ii) the businesses ancillary to the credit card business, (i.e., providing cash advance loans to existing credit card members, issuing and settling of debit cards and issuing, selling and settling of pre-paid cards); (iii) provision of unsecured or secured loans; (iv) notes discount; (v) purchase, management and collection of account receivables originated by companies in the course of providing goods and services; (vi) provision of payment guarantee; (vii) asset management business under the Asset Backed Securitization Act; (viii) credit investigation; and (ix) other incidental businesses related to the foregoing. As a result of the amendment to the Specialized Credit Financial Business Act on January 27, 2005, a credit card company’s scope of business presently includes “businesses that utilize existing manpower, assets or facilities in a credit card company, as designated by the Financial Supervisory Commission”.
      Pursuant to the Presidential Decree of the Specialized Credit Financial Business Act, as of the end of each quarter, a credit card company’s average balance of claim amounts during such quarter from engaging in the businesses set forth above in (iii) and (iv), excluding claim amounts arising from the provision of loans to companies, extension of new loans in connection with rescheduling of outstanding loans, the provision of mortgage loans and the provision of cash advances or any other loans to credit card members, may not exceed the average balance of claim amounts during such quarter from engaging in the businesses set forth above in (i) and (v); provided, however, that with respect to any excess amount existing as of April 21, 2004, credit card companies have until December 31, 2008 to eliminate such excess amount.

Capital Adequacy
      The Specialized Credit Financial Business Act provides for a minimum paid-in capital amount of: (i) W20 billion in the case of a specialized credit financial business company which wishes to engage in no more than two kinds of core businesses (i.e. credit card, installment finance, leasing and new technology business) and (ii) W40 billion in the case of an specialized credit financial business company, which wishes to engage in three or more kinds of core businesses.
      Under the Specialized Credit Financial Business Act and regulations thereof, a credit card company must maintain a “capital adequacy ratio,” defined as the ratio of adjusted equity capital to adjusted total asset, of 8% or more and a “delinquent claim ratio,” defined as the ratio of delinquent claims to total claims as set forth under the regulations relating to the Specialized Credit Financial Business Act, of less than 10% for claims outstanding for one month or longer.
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

Restrictions on Assistance to Other Companies
      Under the Specialized Credit Financial Business Act, a credit card company shall not engage in any of the following in conjunction with other financial institutions or companies; (i) holding voting shares under cross shareholding or providing credit for the purpose of avoiding the restrictions on loans to affiliate companies; (ii) acquiring shares under cross shareholding for the purpose of avoiding the limitation on purchase of its treasury shares under the Korean Commercial Code or the Securities and Exchange Act; or (iii) other acts which are likely to be very much against the interests of transaction parties as stipulated by the Presidential Decree to the Specialized Credit Financial Business Act, which are not yet provided.
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

Disclosure and Reports
      Pursuant to the Specialized Credit Financial Business Act, a credit card company is required to disclose any material matters relating to management (ordinary disclosure) within three months from the end of each fiscal year and within two months from the end of the first half of the fiscal year. Also, a credit card company is required to disclose certain matters (on-going disclosure) such as the occurrence of non-performing loans, a financial accident or the occurrence of losses exceeding certain amounts. A credit card company is required to submit its business reports and reports on actual results of management to the Financial Supervisory Commission within one month from the end of each quarter. A licensed bank engaging in the credit card business must submit its business reports and reports with respect to its results of operations to the Financial Supervisory Commission within one month from the end of each quarter. In addition, all companies engaged in the specialized credit financial business under the Specialized Credit Financial Business Act, including, without limitation, credit card companies, must file a report with the Financial Supervisory Service regarding the result of settlement of accounts within one month after the end of its fiscal year. Also, these companies are required to conduct a provisional settlement of accounts for each quarter and file a report with the Financial Supervisory Service within one month after the end of such quarter.

Risk of Loss due to Lost, Stolen, Forged or Altered Credit Cards
      Under the Specialized Credit Financial Business Act, upon notice from the holder of a credit card or debit card of its loss or theft, the credit card company or a licensed bank engaging in the credit card business, as the case may be, is liable for any loss arising from the unauthorized use of credit cards or debit cards thereafter as well as any loss from unauthorized transactions made within 60 days prior to such notice. However, a credit card company or a licensed bank engaged in the credit card business, as the case may be, may transfer to the cardholder all or part of the risks of loss associated with unauthorized transactions made within 60 days prior to such notice, in accordance with the standard terms and conditions executed between the credit card company or a licensed bank engaged in the credit card business, as the case may be, and the cardholder, provided that the loss or theft must be due to the cardholder’s willful misconduct or negligence. Disclosure of a cardholder’s password under duress or threat to the cardholder’s or his/her family’s life or health will not be deemed as the cardholder’s willful misconduct or negligence.
      Moreover, a credit card company or a licensed bank engaging in the credit card business, as the case may be, is also responsible for any losses resulting from the use of forged or altered credit cards, debit cards and pre-paid cards. However, a credit card company or a licensed bank engaging in the credit card business, as the case may be, may transfer all or part of this risk of loss to holders of credit cards in the event of willful misconduct or gross negligence by holders of such cards if the terms and conditions of the written agreement entered between the credit card company or a licensed bank engaging in the credit card business, as the case may be, and members of such cards specifically provide for that transfer. For these purposes, disclosure of a customer’s password that is made intentionally or through gross negligence, or the transfer of or giving as collateral of the credit card or debit card, is considered willful misconduct or gross negligence.
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
      Each credit card company or a licensed bank engaged in the credit card business must institute appropriate measures such as establishing provisions, purchasing insurance or joining a cooperative association in order to fulfill its obligations when the risk of loss arises from unauthorized use due to lost, stolen, forged or altered credit cards, debit cards or pre-paid cards.
      Pursuant to the Specialized Credit Financial Business Act, the Financial Supervisory Commission may either restrict the limit or take other necessary measures against the credit card company or a licensed bank engaged in the credit card business including, without limitation, with respect to the following:

•	maximum limits for cash advances on credit cards;

•	use restrictions on debit cards with respect to per day or per transaction usage; or

•	aggregate issuance limits and maximum limits on the amount per card on pre-paid cards.

Lending Ratio in Ancillary Business
      Pursuant to the Presidential Decree to the Specialized Credit Financial Business Act, as amended in December 2003, a credit card company or a licensed bank engaging in the credit card business, as the case may be, must maintain an aggregate quarterly average outstanding lending balance to credit card holders (including cash advances and credit card loans, but excluding restructured loans and revolving cash advances) no greater than its aggregate quarterly average outstanding credit card balance arising from the purchase of goods and services (excluding receivables arising from the purchase of goods and services by specially-related persons using “exclusive use card for business purposes” (as defined in the Restriction of Special Taxation Act)) plus its aggregate quarterly amount of payments made by members using their debit cards; provided that, with respect to any excess amount existing as of December 31, 2003, the credit card companies have a grace period until December 31, 2007 to eliminate such excess amount.

Issuance of New Cards and Solicitation of New Card Holders
      The Presidential Decree to the Specialized Credit Financial Business Act establishes the conditions under which a credit card company or a licensed bank engaging in the credit card business may issue new cards and solicit new members. Specifically, new credit cards may be issued only to the following persons: (i) persons who are at the age of 18 years or more at the time of applying for issuance of a credit card; (ii) persons whose capability to pay bills as they come due, as determined according to standards established by the credit card company or a licensed bank engaging in the credit card business, is verified; (iii) in the case of minors, persons who submit a guardian’s consent along with documents evidencing income, such as an employment certificate or a tax certificate; and (iv) person whose identity has been verified.
      In addition, a credit card company or a licensed bank engaging in the credit card business, as the case may be, may not engage in the following methods of soliciting credit card members: (i) providing economic benefits or conditioning such benefits in excess of 10% of the annual credit card fee (in the case of no-annual fee credit cards, the average annual fees will be W10,000) in connection with issuance of credit cards; (ii) street solicitation of card members on roads and private roads as prescribed under the Road Act and Private Road Act, public place and along corridors used by the general public; and (iii) solicitation through visits, except those visits made upon prior consent and visits to a business area; and (iv) solicitation through pyramid sales methods.
      Recent changes in the law have resulted in the application of more stringent standards in the issuance of credit cards and solicitation of credit card applicants, such as requiring a credit card company or a licensed bank engaged in the credit card business to check whether the credit card applicant has any delinquent debt outstanding against any other credit card company or other financial institutions which the applicant is unable to repay, and also requiring, in principle, with respect to solicitations made through the Internet, the certified electronic signature of the applicant. Moreover, persons who intend to engage in solicitation of credit card applicants must register with the Financial Supervisory Commission, unless the solicitation is made by officers or employees of a credit card company or a company in business alliance with such credit card company.

Compliance Rules on Collection of Receivable Claims
      Pursuant to the Specialized Credit Financial Business Act and its regulations, a credit card company or a licensed bank engaging in the credit card business may not:

•	exerting violence or threat of violence;

•	demanding payment or pressuring a Related Party (a guarantor of the debtor, blood relative or fiancée of the debtor, a person living in the same household as the debtor or a person working in the same workplace as the debtor) without just cause with respect to payment for the obligations of the debtor;

•	providing false information relating to the debtor’s obligation to the debtor or his/her Related Party;

•	threatening to sue or suing the debtor for fraud despite lack of affirmative evidence to establish that the debtor has submitted forged or false documentation with respect to his/her capacity to make payment;

•	visiting or telephoning the debtor during late hours between 21:00 — 08:00 hours; and

•	utilizing other uncustomary methods to collect the receivables thereby injuring the privacy or the peacefulness in the workplace of the debtor or his/her related party.
Principal Regulations Applicable to Securities Companies

General
      The securities business is regulated and governed by the Securities and Exchange Act. Securities companies are under the regulation and supervision of the Financial Supervisory Commission, the Financial Supervisory Service and the Securities and Futures Commission.
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
      If the Korean government deems a securities company’s financial condition to be unsound or if a securities company fails to meet the applicable Net Operating Equity Ratio (as defined below), the government may order any of the following:

•	capital increase or reduction;

•	a stock cancellation or consolidation;

•	a transfer of business;

•	closing of branch offices;

•	acquisition of such company by a third party;

•	a merger with any other entity or becoming a subsidiary (under the Financial Holding Companies Act) of a financial holding company;

•	a suspension or assignment of a part or all of business operation; or

•	an assignment of contractual rights and obligations relating to financial transactions.

Scope of Business
      The 2005 amendment to the Securities and Exchange Act and the Presidential Decree and regulations thereunder resulted in enlarging the scope of business of securities companies by allowing them to engage in the following businesses:

•	brokerage, dealing, or underwriting business of equity of undisclosed association (as defined under the Korean Commercial Code) or limited partnership and certain derivative securities linked with prices, interest rates, indices and indicators relating to securities (under the Securities and Exchange Act and the Presidential Decree), foreign securities of similar character, currencies, commodities (under the Futures and Exchange Act), or linked with credit risks;

•	trust business under the Trust Business Act or over-the-counter derivative trading linked with credit risks, if the company obtains necessary license from the Financial Supervisory Commission. A securities company intending to engage in the business of over-the-counter derivative trading will be subject to the limit of 30% of its equity capital as the total amount of risks from over-the-counter derivative trading, and further subject to the limit of 5% of equity capital for the amount of risks from a credit-linked derivative transaction with a person or a company (including specially-related person of such person or company), with the W100 billion minimum equity capital requirement in order to conduct over-the-counter derivative trading; and

•	ancillary businesses such as (1) real estate brokerage or consulting business on real estates owned by clients who are being provided with services relating to brokerage on mergers and acquisitions or business management and financing consulting, (2) selling books, reports or electronic documents containing securities-related information and (3) arranging loans to customers of securities companies based on business alliances established with such securities companies.

Regulations on Financial Soundness — Capital Adequacy
      The Securities and Exchange Act and the Presidential Decree thereunder provide for a minimum paid-in capital of W50 billion in the case of a securities company engaged in the brokerage, dealing and underwriting businesses.
      The financial soundness of a securities company is to be assessed under the Securities and Exchange Act and the regulations of the Financial Supervisory Commission in accordance with the net operating equity ratio of the company, which is to be calculated as follows and to be expressed as a percentage.
      Net operating equity ratio = Net operating equity/ Total risk × 100
      The terms “Net Operating Equity” and “Total Risk” for the purpose of the above-stated formula are defined and elaborated in the regulations of the Financial Supervisory Commission. Generally, the net operating equity and the Total risk is to be calculated according to the following formula:
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

      Under the Securities and Exchange Act and regulations thereunder, the minimum ratio of allowances for losses on loans and suspense receivables specified under such regulations is 0.5% of normal assets, 2% of precautionary assets, 20% of substandard assets, 75% of doubtful assets and 100% of estimated loss assets.
      The regulations of the Financial Supervisory Commission as amended in 2004 outlined stricter standards on the capital adequacy ratio by allowing “term subordinated debt” with a maturity of five years or more, to be recognized as an additional item to the net operating equity and by also allowing only up to an amount equal to 50% of the net assets as an additional item.

Other Provisions on Financial Soundness
      The Securities and Exchange Act, the Presidential Decree of the Securities and Exchange Act and the regulations of the Financial Supervisory Commission also include certain provisions which are designed to regulate certain types of activities relating to the management of the assets of a securities company with certain exceptions. Such provisions include:

•	restrictions on the holdings by a securities company of securities issued by another company which is the largest shareholder or the major shareholder (each as defined under the Securities and Exchange Act) of such securities company;

•	restrictions on providing money or credit to the largest shareholder (including specially-related persons of such shareholder), major shareholders, officers and specially-related persons of the securities company; and

•	special provisions concerning the payment guarantee by a securities company. For instance, a securities company is not allowed to provide payment guarantees for third parties other than its overseas subsidiaries. Also, a securities company is prohibited from providing new guarantees for corporate bonds, except for roll-over guarantees in connection with repayment of bonds previously guaranteed by the securities company with certain restrictions.
      A securities company may invest in shares, bonds (whether listed or unlisted) and stock price index futures and options or other derivative transactions. However, a securities company may not enter into cross-border financial futures, swaps, options or other derivative transactions without obtaining prior approval from the Bank of Korea, except in the case when such securities company, which has been registered as a foreign exchange business institution with the Ministry of Finance and Economy, is confirmed by the Financial Supervisory Commission to satisfy certain conditions set forth in the Foreign Exchange Transaction Regulations and the counterparty (other than an individual) is an institutional investor, a company listed on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange or not a resident of Korea. Furthermore, a securities company provided that it is registered as a foreign exchange business institution, licensed to engage in over-the-counter derivative transactions may enter into Won currency derivative transactions (except for credit-linked derivative transactions) without obtaining prior approval from the Bank of Korea. As a result of the 2005 amendment to the Securities and Exchange Act and the Presidential Decree and regulations thereunder, a securities company licensed to engage in over-the-counter derivative trading may enter into credit-linked derivative transactions. However, a securities company must obtain prior approval from the Bank of Korea when entering into a cross-border credit-linked derivative transaction even if the securities company is registered as a foreign exchange business institution.

Business Conduct Rules
      Effective May 2001, the Financial Supervisory Commission adopted the “business conduct rules” applicable to securities companies. The business conduct rules impose greater responsibilities on securities companies, strictly banning unfair practices such as front running or scalping and ensuring suitability of investment solicitation by securities companies.

Disclosure and Reports
      Pursuant to the Securities and Exchange Act, a securities company has a continuing obligation to disclose certain material matters including (i) financial condition, and profit and loss of the securities company, (ii) any sanctions levied on the securities company under the Securities and Exchange Act or any corrective measures or sanctions under the Law on Improvement of Structure of Financial Industry or (iii) occurrence of any matters which may have a material adverse effect to the operation or management of the securities company.
      A securities company is also required to submit reports on actual results of management to the Financial Supervisory Commission within 45 days from the end of each quarter. In addition, a securities company is required to submit financial documents, including financial statements and audit reports to the Financial Supervisory Commission, within three months from the end of the fiscal year.
      A securities company engaging in over-the-counter derivative trading is required to submit a detailed report of such trading during the month on every 10th day of the following month.

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
      As the cash deposited with a securities company is regarded as belonging to the securities company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the securities company if a bankruptcy or reorganization procedure is instituted against the securities company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors up to W50 million per depositor per financial institution in case of the securities company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. Securities companies pay the premiums related to this insurance. Pursuant to the Securities and Exchange Act, securities companies are required to deposit the cash received from its customers with the Korea Securities Finance Corporation, a special entity established pursuant to the Securities and Exchange Act. Set-off or attachment of cash deposits by securities companies with the Korea Securities Finance Corporation is prohibited. In addition, in the event of bankruptcy or dissolution of the securities company, the cash so deposited shall be withdrawn and paid to the customer senior to other creditors of the securities company.

PROPERTIES
      Our registered office and corporate headquarters are located at 120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea. Information regarding certain of our properties in Korea is presented in the following table.

		Area (Square Meters)

			Site
Type of Facility	Location	Building	(If Different)

Registered office and corporate headquarters	120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100- 102, Korea	59,743	4,416
Good Morning Shinhan Securities	23-2, Yoido-Dong, Youngdungpo-Gu, Seoul, Korea 150-312	70,170	4,765
Chohung Bank headquarters	14, 1-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea	20,379	6,724
Chohung Centennial Building	117, Samgak-Dong, Jung-Gu, Seoul, Korea	19,697	1,389
Chohung Myongdong Branch	53-1, 1-Ga, Myong-Dong, Jung-Gu, Seoul, Korea	8,936	1,014
Chohung Youngdungpo Branch	57, 4-Ga, Youngdungpo-Dong, Youngdungpo- Gu, Seoul, Korea	6,171	1,983
Shinhan IT center	781, Janghang-Dong, Ilsan-Gu, Goyang-Si, Kyunggi Province, Korea	24,496	5,856
Chohung IT center	731, Yoksam-Dong, Kangnam-Gu, Seoul, Korea	23,374	7,964
Chohung Cheongju IT back-up center	1704-Ga, Yongam-Dong, Sangdang-Gu, Cheongju-Si, Chungcheongbuk-Do	5,756	6,398
      Our subsidiaries own or lease various land and buildings for their branches and sales offices.
      As of December 31, 2004, Shinhan Bank had a countrywide network of 372 branches. Approximately 21.3% of these facilities were housed in buildings owned by us, while the remaining branches are leased properties. As of December 31, 2004, Chohung Bank had a countrywide network of 533 branches. Approximately 35.8% of these facilities were housed in buildings owned by us, while the remaining branches are leased properties. As of December 31, 2004, Jeju Bank had 31 branches of which we own 18 of the buildings in which the facilities are located, representing 58.1% of its total branches. Lease terms are generally from two to three years, and seldom exceed five years.
      As of December 31, 2004, Good Morning Shinhan Securities had 79 branches of which we own 14 of the buildings in which the facilities are located, representing 17.7% of its total branches. Lease terms are generally from two to three years, and seldom exceed five years. As of December 31, 2004, Shinhan Card had 13 sales offices all of which are leased. Lease terms are generally from two to three years, and seldom exceed five years.
      Shinhan Bank houses its central mainframe computer system at its information technology center in Ilsan, one of the suburban districts outside of Seoul. Chohung Bank’s central mainframe computer system is located at its information technology center in Kangnam-Gu, Seoul and the back-up center is located separately in Cheongju, Korea.
      The net book value of all the properties owned by us at December 31, 2004 was W1,488 billion. We do not own any material properties outside of Korea.

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
      In addition, the economic conditions of Korea’s major trading partners, such as China and the United States, and volatility in exchange rates and commodity prices (including oil prices) continue to affect the Korean economy. In particular, the recent and significant appreciation of the Korean Won against the U.S. dollar and other major foreign currencies have resulted in adverse effects on the price competitiveness of Korean companies in export markets.

Government Regulation and Policy
      Over the past twelve years successive Korean government administrations have taken steps to reform the Korean economy in line with prevailing international standards. The reforms have focused on restructuring the large corporate sector and reducing chaebol influence; modernizing the banking sector to eliminate policy lending and most interest rate regulations, to improve credit risk evaluation and provisioning, and to increase transparency; creating a more liquid and efficient domestic capital market; and fostering changes in the law to support these developments. This ongoing proactive government role has had, and will continue to have, a profound effect on the Korean banking sector. Over the past several years nationwide banks have undergone consolidation and banks lending primarily to large corporate borrowers have shifted their focus to the retail and small- and medium-sized enterprise sectors. This shift has led to very intense competition in sectors which have historically been our principal markets. The result so far has been a major increase in retail sector lending levels, including credit cards and home mortgages, with attendant pressures on margins and credit quality for the sector as a whole. Government initiatives to further regulate this sector have also affected the market. We expect that the current focus on small-and medium-sized enterprise lending will lead to competitive pressures and possibly regulatory initiatives in this segment as well. Our ability to anticipate and respond to government initiatives and their competitive implications will have a significant effect on our future performance.

Market Developments
      The Korean government’s deregulation of the financial sector and policy to increase consumer spending through credit cards, and excessive competition among credit card companies resulted in the deterioration of credit companies’ assets and large number of individual credit delinquencies. These events have led to financial difficulties of LG Card which was Korea’s largest credit card company in terms of assets. Currently, the principal creditor banks of LG Card commenced corporate restructuring procedures against LG Card based on a debt-to-equity swap plan.
      Since 2001, home purchases through mortgage and home equity loans increased significantly due to soaring real estate prices. As a result, consumer debt has constantly increased since 2002. The recent increase in real estate prices can be attributable to increase in investment demand in real estate and a highly liquid market condition. However, consumer spending has not increased due to slowdown in the overall economy and decrease in consumer income, which was further aggravated by the effects from restructuring the credit card industry.
      In 2003, the credit risk of large corporations increased significantly as a result of accounting irregularities discovered at SK Networks. In 2004, credit risk of large corporations improved as a result of reduced leverage through corporate restructuring and increase in cash flow from exports of corporate customers. However, decrease in consumer spending continued to adversely affect corporate expenditures as well as revenues earned by small-and medium-sized enterprises focusing on the domestic market, which in some cases led to heightened risk of insolvency for small- and medium-sized enterprises. Although small- and medium-size enterprises have gradually been adjusting to changes in market conditions, the financial difficulties of these small- and medium-size enterprises have continued through the first half of 2005.

     Interest Rates
      Over the past ten years, we have operated in environments characterized by high interest rates, periods of significant interest-rate volatility and low interest rates. The following table shows certain benchmark Won-denominated borrowing interest rates as of the dates indicated.

			Certificate
	Corporate	Treasury	of Deposit
	Bond Rates(1)	Bond Rates(2)	Rates(3)

June 30, 1998	16.00	N/A	16.30
December 31, 1998	8.00	6.95	7.70
June 30, 1999	7.96	7.20	6.35
December 31, 1999	9.95	9.03	7.34
June 30, 2000	9.37	8.31	7.18
December 31, 2000	8.13	6.70	6.87
June 30, 2001	7.10	5.93	5.57
December 31, 2001	7.04	5.91	4.86
June 30, 2002	6.59	5.66	4.91
December 31, 2002	5.68	5.11	4.90
June 30, 2003	5.45	4.16	4.30
December 31, 2003	5.58	4.82	4.36
June 30, 2004	4.84	4.24	3.93
December 31, 2004	3.72	3.28	3.43
March 31, 2005	4.33	3.90	3.54

Source: The Bank of Korea.
N/A = not available.
Notes:

(1)	Measured by the yield on three-year AA- rated corporate bonds.

(2)	Measured by the yield on three-year treasury bonds.

(3)	Measured by the yield on certificates of deposit (with maturity of 91 days).
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

Financial Impact of Acquisitions

Acquisition of Chohung Bank
      On August 19, 2003, we acquired 80.04% of the outstanding common shares of Chohung Bank. The acquisition of Chohung Bank was accounted for under the purchase method of accounting and has been reflected in our consolidated financial statements as of the acquisition date. The fair value of net assets acquired, including other tangible assets, amounted to W2,012 billion. In connection with this acquisition, we recorded core deposit intangible assets aggregating W957 billion and credit card relationship intangible assets aggregating W184 billion. In addition, a goodwill of W341 billion was recognized. As of December 31, 2003, Chohung Bank had total assets of W57,110 billion, representing 41.9% of our total consolidated assets, and total liabilities of W55,842 billion, representing 42.4% of our total consolidated liabilities. Accordingly, our total assets and liabilities as of December 31, 2003 represent a substantial increase from those as of December 31, 2002. Also included in our results of operations for the year ended December 31, 2003 are Chohung Bank’s results of operations from September 1, 2003 to December 31, 2003, resulting in a significant increase from our results of operations of prior periods.
      The following table sets forth the selected income statement data of Chohung Bank for the period from September 1, 2003 to December 31, 2003 and selected balance sheet data of Chohung Bank as of December 31, 2003.

	From September 1 to
	December 31,

	2003		2003

	(In billions of Won
	and millions of US$,
	except per common
	share data)
Interest and dividend income	W	1,286	$1,079
Interest expense		574	482

Net interest income		712	597
Provision for loan losses		427	358
Provision for guarantees and acceptances		(19)	(16)
Non interest income		163	137
Non interest expense		558	468
Income tax expense		19	16
Minority interest		1	1

Net loss	W	(111)	$(93)

	As of December 31,

	2003		2003

	(In billions of Won and
	millions of US$)
Assets
Cash and cash equivalents	W	1,276	$1,070
Restricted cash		502	421
Interest-bearing deposits in banks		159	133
Call loans and securities purchased under resale agreements		392	329
Trading assets:
Trading securities		1,191	999
Derivatives instruments		156	131
Securities:
Available-for-sale securities		7,274	6,102
Held-to-maturity securities		—	—
Loans (net of allowance for loan losses of W2,498 billion in 2003)		41,233	34,592
Customers’ liability on acceptances		1,107	928
Premises and equipment, net		1,164	977
Goodwill and intangible assets		35	29
Security deposits		483	405
Other assets		2,138	1,796

Total assets	W	57,110	$47,912

Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Interest-bearing	W	38,917	$32,649
Noninterest-bearing		322	270
Trading liabilities		128	107
Acceptances outstanding		1,107	928
Short-term borrowings		4,804	4,030
Secured borrowings		1,432	1,201
Long-term debt		6,504	5,456
Accrued expenses and other liabilities		2,628	2,206

Total liabilities		55,842	46,847

Minority interest		15	12
Stockholders’ equity:
Common stock		3,596	3,016
Additional paid-in capital		1,722	1,445
Accumulated deficit		(4,300)	(3,607)
Accumulated other comprehensive income, net of taxes		235	199
Total stockholders’ equity		1,253	1,053

Total liabilities, minority interest and stockholders’ equity	W	57,110	$47,912

      In December 2003, we injected an additional W200 billion into Chohung Bank to strengthen its capital base in light of increased delinquencies, provisions and net losses at Chohung Bank. In June 2004, we acquired the remaining 18.85% of the outstanding shares of Chohung Bank’s common stock through a cash tender offer followed by a small-scale share swap pursuant to the applicable laws of Korea. See “Item 4. Information on the Company — Our Acquisition of Chohung Bank”.

Acquisition of Good Morning Securities
      During 2002, through a series of transactions, we acquired 31.7% of common stock (or 30.7% of voting equity securities) of Good Morning Securities. Subsequently, we merged Shinhan Securities into Good Morning Securities and renamed it Good Morning Shinhan Securities. As of December 31, 2002, following the foregoing transactions, we effectively owned 60.5% of Good Morning Shinhan Securities. The total fair value of net assets acquired amounted to W237 billion. In connection with this acquisition, we recorded goodwill of W282 billion, of which W244 billion relates to the brokerage unit and W38 billion relates to the capital markets unit, a component of our business. In addition, W80 billion of the intangible assets, primarily the brokerage relationship intangible assets, were acquired.
      Later in 2002, however, we recorded W137 billion of impairment loss on goodwill due to a severe downturn in market conditions affecting Good Morning Shinhan Securities in the last six months of 2002. We believe that this market downturn was due primarily to:

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
      In December 2004, we acquired a 100% ownership in Good Morning Shinhan Securities through a small-scale share exchange pursuant to applicable Korean laws. Good Morning Shinhan Securities was delisted from the Stock Market Division of the Korea Exchange on January 5, 2005.

Acquisition of Jeju Bank
      On April 4, 2002, we acquired 51% of the total outstanding common stock of Jeju Bank from Korea Depository Insurance Corporation and subsequently increased our ownership to 62% on July 5, 2002. The total purchase price was approximately W43 billion in cash. The acquisition of Jeju Bank was accounted for under the purchase method of accounting and has been reflected in our consolidated financial statements as of the acquisition date. The fair value of net assets acquired amounted to W69 billion. In connection with this acquisition, we recorded core deposit intangible assets of W17 billion. In addition, a negative goodwill of W26 billion was recognized. The negative goodwill was allocated to identifiable intangible assets and premises and equipment on a pro rata basis.

Spin-off of Shinhan Card
      On June 4, 2002, Shinhan Bank spun off its credit card business into Shinhan Card Co., Ltd., a “monoline” credit card subsidiary. As a result of the spin-off, Shinhan Card was required to obtain its own funding, primarily through the issuance of short-term corporate debt securities with maturities of less than one year and commercial papers with maturities of three months. The amount of short-term borrowings of Shinhan Card was W183 billion as of December 31, 2004. While we, at the holding company level, may provide long-term funding to Shinhan Card, we are subject to certain regulatory limitations. See “— Liquidity and Capital Resources”.
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
      Based on the sensitivity of financial statement amounts to the methods, estimates and assumptions underlying reported amounts, the relatively more significant accounting policies followed by us have been identified by management as the determination of the allowance for loan losses, the valuation of financial instruments, scope of consolidation, and accounting for goodwill and other intangible assets, contingent liabilities, stock based compensation impairment and income taxes. These policies require subjective or complex judgments, and as such could be subject to revision as new information becomes available. The following is a discussion of these significant accounting policies. These accounting policies are described in more detail in Note 1 in “Item 18. Financial Statements — Notes to the consolidated financial statements of Shinhan Financial Group”.

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
      In August 2003, we issued Redeemable Preferred Stock and Redeemable Convertible Preferred Stock as part of the consideration paid to the Korea Deposit Insurance Corporation in connection with our acquisition of Chohung Bank. Redeemable Preferred Stock and Redeemable Convertible Preferred Stock are evaluated and recognized initially at fair value based on the present value of its future cash dividend payments and repayment provisions. In addition, the fair value of the Redeemable Convertible Preferred Stock is also based on the associated conversion features to our common stock, valued using a continuous binomial option pricing model. Changes in the expected future cash dividend payments, repayment provisions or model assumptions and variables used can affect the fair values of the preferred stock. Note 21 to our consolidated financial statements in “Item 18. Financial Statements — Notes to consolidated financial statements of Shinhan Financial Group” provides additional information related to Redeemable Preferred Stock.

Goodwill and Other Intangible Assets
      Effective January 1, 2002, we adopted Statement of Financial Accounting Standards, or “SFAS”, No. 142, Goodwill and Other Intangible Assets, (“SFAS No. 142”) as required by the accounting principles generally accepted in the United States.
      SFAS No. 142 classified intangible assets into three categories: (1) intangible assets with definite lives subject to amortization; (2) intangible assets with indefinite lives not subject to amortization; and (3) goodwill. For intangible assets with definite lives, tests for impairment must be performed if conditions exist that indicate the carrying amount may not be recoverable. For intangible assets with indefinite lives and goodwill, tests for impairment must be performed at least annually.
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
      We do not amortize goodwill or indefinite-lived intangibles consisting of court deposits and borrowings from Korea Securities Finance Corporation. Instead, we perform tests for impairment of goodwill annually or more frequently if events or circumstances indicate it might be impaired. Such tests include comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value is less than the carrying value, a second test is required to measure the amount of goodwill impairment. The second step of the goodwill impairment test compares the implied fair value of reporting unit goodwill with the carrying value of that goodwill. If the carrying value of reporting unit goodwill exceeds the implied fair value of that goodwill, we recognize an impairment loss in an amount equal to that excess. Test for indefinite-lived intangible assets, including borrowings from Korea Securities Finance Corporation and court deposits at Chohung Bank, is also carried out on an annual basis on an asset-by-asset basis, or more frequently if events or circumstances indicate they might be impaired. Impairment assessments are performed using a variety of valuation methodologies, including discounted cash flow estimates. Management estimates the future cash flows expected to be derived from the use and, if applicable, the terminal value of the assets. The key variables that management must estimate include, among other factors, market trading volume, market share, fee income, growth rate and profitability margin. Although the assumptions used are consistent with our internal planning, significant management judgment is involved in estimating these variables, which include inherent uncertainties. A discount rate is applied to the cash flow estimates considering our cost of capital rate and specific country and industry risk factors. The cash flows of Chohung Bank’s reporting units were discounted using discount rates ranging from 6.76% to 16.89%.
      The sharp decline in the Korean financial industry during the second half of 2002 prompted a re-assessment of all key assumptions underlying our goodwill valuation judgments. As result of our review, we determined that goodwill impairment charges of W115 billion and W22 billion were required on the goodwill recorded in the brokerage and capital market units of Good Morning Shinhan Securities. The amount of these charges were equal to the difference between the carrying amount of goodwill and its implied fair value, which is based on the fair value of the net assets in respect of reporting units.
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

Consolidation
      Under the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 46 and 46R, Consolidation of Variable Interest Entities (“FIN 46 and FIN 46R”), a variable interest entity (“VIE”) is consolidated by the company holding the variable interest that will absorb a majority of the VIE’s expected losses, or receive a majority of the expected residual returns, or both. All other entities are evaluated for consolidation under Statement of Financial Accounting Standards, or SFAS, No. 94, “Consolidation of All Majority-owned Subsidiaries” (“SFAS 94”). The company that consolidates a VIE is referred to as the primary beneficiary. A variety of complex estimation processes involving both qualitative and quantitative factors are used to determine whether an entity is a variable interest entity, to analyze and calculate expected losses and expected residual returns, which involves estimating the future cash flows of the VIE and analyzing the variability in those cash flows, and allocating the losses and returns among the parties holding variable interests. Also, there is a significant amount of judgment required in interpreting the provisions of FIN 46 and FIN 46R and applying them to specific transactions.
      In our case, FIN 46 and FIN 46R apply to certain asset securitization transactions involving our corporate and consumer loans, financing activities conducted for corporate clients, including conduits that we administer and/or provide liquidity facilities, as well as for our own funding needs, and investing activities conducted for our own account, such as beneficial certificates in investment trusts and for our customers, such as guaranteed trusts.
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

Average Balance Sheet and Volume and Rate Analysis

Average Balance Sheet and Related Interest
      The following table shows our average balances and interest rates, as well as the net interest spread, net interest margin and asset liability ratio, for the years ended December 31, 2002, 2003 and 2004.

	Year Ended December 31,

	2002					2003					2004

			Interest					Interest					Interest
	Average		Income/		Yield/	Average		Income/		Yield/	Average		Income/		Yield/
	Balance(1)		Expense		Rate	Balance(1)		Expense		Rate	Balance(1)		Expense		Rate

	(In billions of Won, except percentages)
Assets:
Interest-bearing deposits in banks	W	1,181	W	49	4.15%	W	1,618	W	66	4.08%	W	1,322	W	44	3.33%
Call loans and securities purchased under resale agreements		1,150		42	3.65		1,609		48	2.98		3,012		93	3.09
Trading assets		967		52	5.38		1,824		102	5.59		3,666		168	4.58
Securities(2)		11,143		749	6.72		17,053		928	5.44		20,924		1,265	6.05
Loans:(3)
Commercial and industrial		14,690		822	5.60		25,294		1,279	5.06		35,753		1,876	5.25
Other commercial		8,616		631	7.32		13,434		851	6.33		21,632		1,311	6.06
Lease financing		617		62	10.05		786		70	8.91		1,039		62	5.97

Total corporate		23,923		1,515	6.33		39,514		2,200	5.57		58,424		3,249	5.56

Mortgage and home equity		9,973		627	6.29		12,076		697	5.77		21,408		1,138	5.32
Credit cards		2,371		301	12.70		3,568		495	13.87		5,575		609	10.92
Other consumer		4,530		390	8.61		10,747		795	7.40		14,481		1,146	7.91

Total consumer		16,874		1,318	7.81		26,391		1,987	7.53		41,464		2,893	6.98

Total loans		40,797		2,833	6.94		65,905		4,187	6.35		99,888		6,142	6.15

Other interest-earning assets		154		10	6.49		—		—	—		—		—	—

Total interest-earning assets	W	55,392	W	3,735	6.74%	W	88,009	W	5,331	6.06%	W	128,812	W	7,712	5.99%

Non-interest-earning assets:
Cash and cash equivalents		1,201		—			2,165		—			3,467		—
Other assets		5,951		—			5,990		—			12,507		—

Total assets	W	62,544	W	3,735		W	96,164	W	5,331		W	144,786	W	7,712

Liabilities:
Interest-bearing deposits:
Interest-bearing demand deposits	W	432	W	6	1.39%	W	2,653	W	37	1.39%	W	7,880	W	105	1.33%
Savings deposits		9,924		184	1.85		15,922		232	1.46		21,987		272	1.24
Certificates of deposit		3,146		154	4.90		4,955		220	4.44		6,735		275	4.08
Other time deposits		19,468		956	4.91		27,780		1,164	4.19		41,863		1,605	3.83
Mutual installment deposits		1,664		101	6.07		2,110		113	5.36		2,487		113	4.54

Total interest-bearing deposits		34,634		1,401	4.05		53,420		1,766	3.31		80,952		2,370	2.93

	Year Ended December 31,

	2002					2003					2004

			Interest					Interest					Interest
	Average		Income/		Yield/	Average		Income/		Yield/	Average		Income/		Yield/
	Balance(1)		Expense		Rate	Balance(1)		Expense		Rate	Balance(1)		Expense		Rate

	(In billions of Won, except percentages)
Short-term borrowings		7,226		253	3.50		11,400		322	2.82		14,934		370	2.48
Secured borrowings		4,508		243	5.39		5,331		207	3.88		7,102		299	4.21
Long-term debt		6,184		391	6.32		13,736		703	5.12		20,136		1,099	5.46
Other interest-bearing liabilities		384		17	4.43		—		—	—		—		—	—

Total interest bearing liabilities	W	52,936	W	2,305	4.35%	W	83,887	W	2,998	3.57%	W	123,124	W	4,138	3.36%

Non-interest-bearing liabilities:
Non-interest-bearing deposits		982		—			1,002		—			2,287		—
Trading liabilities		424		—			290		—			668		—
Acceptance outstanding		2,515		—			1,416		—			1,539		—
Accrued expenses and other liabilities		2,003		—			5,765		—			11,455		—
Minority interest		—		—			428		—			324		—
Redeemable convertible preferred stock		—		—			263		—			723		—
Stockholders’ equity		3,684		—			3,113		—			4,666		—

Total liabilities and stockholders’ equity	W	62,544	W	2,305		W	96,164	W	2,998		W	144,786	W	4,138

Net interest spread(4)				2.39%					2.48%					2.63%
Net interest margin(5)				2.58%					2.65%					2.78%
Average asset liability ratio(6)				104.64%					104.91%					104.62%

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank, Chohung Bank and Jeju Bank and (b) quarterly balances for other subsidiaries.

(2)	The average balance and yield on securities are based on amortized cost. The yield on the available-for-sale portfolio is based on average historical cost balances, therefore, the yield information does not give effect to changes in fair value that are reflected as a component of stockholders’ equity.

(3)	Non-accruing loans are included in the respective average loan balances. Income on such non-performing loans is no longer recognized from the date the loan is placed on nonaccrual status. We reclassify loans as accruing when interest (including default interest) and principal payments are current.

(4)	The difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities.

(5)	The ratio of net interest income to average interest-earning assets.

(6)	The ratio of average interest-earning assets to average interest-bearing liabilities.

                  Analysis of Changes in Net Interest Income — Volume and Rate Analysis
      The following tables provide an analyses of changes in interest income, interest expense and net interest income between changes in volume and changes in rates for (i) 2003 compared to 2002 and (ii) 2004 compared to 2003. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities in proportion to absolute volume and rate change. The variance caused by the change in both volume and rate has been allocated in proportion to the absolute volume and rate change.

	From 2002 to 2003
	Interest Increase (Decrease)
	Due to Change in

	Volume		Rate		Change

	(In billions of Won)
Increase (decrease) in interest income
Interest-bearing deposits in banks	W	18	W	(1)	W	17
Call loans and securities purchased under resale agreements		15		(9)		6
Trading assets		48		2		50
Securities		342		(163)		179
Loans:
Commercial and industrial		543		(86)		457
Other commercial		314		(94)		220
Lease financing		16		(8)		8

Total corporate		873		(188)		685

Mortgage and home equity		124		(54)		70
Credit cards		164		30		194
Other consumer		467		(62)		405

Total consumer		755		(86)		669

Total loans		1,628		(274)		1,354

Other interest-earning assets		(10)		—		(10)

Total interest income		2,041		(445)		1,596

Increase (decrease) in interest expense
Interest bearing deposits:
Demand deposits		31		—		31
Savings deposits		94		(46)		48
Certificates of deposit		81		(15)		66
Other time deposits		364		(156)		208
Mutual installment deposits		25		(13)		12

Total interest-bearing deposits		595		(230)		365

Short-term borrowings		125		(56)		69
Secured borrowings		39		(75)		(36)
Long-term debt		399		(87)		312
Other interest-bearing liabilities		(17)		—		(17)

Total interest expense		1,141		(448)		693

Net increase (decrease) in net interest income	W	900	W	3	W	903

	From 2003 to 2004
	Interest Increase (Decrease)
	Due to Change in

	Volume		Rate		Change

	(In billions of Won)
Increase (decrease) in interest income
Interest-bearing deposits in banks	W	(11)	W	(11)	W	(22)
Call loans and securities purchased under resale agreements		43		2		45
Trading assets		87		(21)		66
Securities		226		111		337
Loans:
Commercial and industrial		547		50		597
Other commercial		498		(38)		460
Lease financing		19		(27)		(8)

Total corporate		1,064		(15)		1,049

Mortgage and home equity		500		(59)		441
Credit cards		235		(121)		114
Other consumer		292		59		351

Total consumer		1,027		(121)		906

Total loans		2,091		(136)		1,955

Other interest-earning assets		—		—		—

Total interest income		2,436		(55)		2,381

Increase (decrease) in interest expense
Interest bearing deposits:
Demand deposits		70		(2)		68
Savings deposits		79		(39)		40
Certificates of deposit		74		(19)		55
Other time deposits		547		(106)		441
Mutual installment deposits		19		(19)		—

Total interest-bearing deposits		789		(185)		604

Short-term borrowings		91		(43)		48
Secured borrowings		73		19		92
Long-term debt		347		49		396
Other interest-bearing liabilities		—		—		—

Total interest expense		1,300		(160)		1,140

Net increase (decrease) in net interest income	W	1,136	W	105	W	1,241

Operating Results

2004 Compared to 2003

Net Interest Income
      The following table shows, for the periods indicated, the principal components of our net interest income.

	Year Ended December 31,

	2003		2004		% Change

	(In billions of Won,
	except percentages)
Interest and dividend income:
Interest and fees on loans	W	4,187	W	6,142	46.7%
Interest and dividends on securities		928		1,265	36.3
Trading assets		102		168	64.7
Other interest income		114		137	20.2

Total interest and dividend income	W	5,331	W	7,712	44.7

Interest expense:
Interest on deposits	W	1,766	W	2,370	34.2%
Interest on short-term borrowings		315		341	8.3
Interest on secured borrowings		207		299	44.4
Interest on long-term debt		703		1,099	56.3
Other interest expense		7		29	314.3

Total interest expense		2,998		4,138	38.0

Net interest income	W	2,333	W	3,574	53.2%

Net interest margin(1)		2.65%		2.78%

Note:

(1)	The ratio of net interest income to average interest earning assets. See “— Average Balance Sheet and Volume and Rate Analysis — Average Balance Sheet and Related Interest.”
      Interest and dividend income. The 44.7% increase in interest and dividend income is primarily due to the 46.7% increase in interest and fees on loans. The average balance of our interest earning assets increased 46.4% from W88,009 billion in 2003 to W128,812 billion in 2004, principally as a result of the full-year consolidation of Chohung Bank, while only the four-months result was included in 2003.
      The 46.7% increase in interest and fees on loans was primarily a result of:

•	a 41.3% increase in commercial and industrial loans from W25,294 billion in 2003 to W35,753 billion in 2004, and an increase by 19 basis points in the average yield on such loans from 5.06% in 2003 to 5.25% in 2004;

•	a 61.0% increase in other commercial loans from W13,434 billion in 2003 to W21,632 billion in 2004, partially offset by a decline of 27 basis points in the average yield on such loans from 6.33% in 2003 to 6.06% in 2004;

•	a 77.3% increase in mortgage and home equity loans from W12,076 billion in 2003 to W21,408 billion in 2004, partially offset by a decline of 45 basis points in the average yield on such loans from 5.77% in 2003 to 5.32% in 2004; and

•	a 34.7% increase in other consumer loans from W10,747 billion in 2003 to W14,481 billion in 2004, and an increase by 51 basis points in the average yield on such loans from 7.40% in 2003 to 7.91% in 2004.

      The average volume of our loans increased as a result of full-year consolidation of Chohung Bank, while only the four-months result was included in 2003. Our average yield on loans decreased by 20 basis points from 6.35% to 6.15% primarily as a result of the continuing general decline in market interest rates during the periods under review. Our average volume growth in consumer loans and the average volume growth in corporate loans are primarily due to the full-year consolidation of Chohung Bank, while only the four-months result was included in 2003.
      Interest and dividends on investment securities increased 36.3% from W928 billion in 2003 to W1,265 billion in 2004. Approximately 78.03% of our securities portfolio consists of debt securities issued or guaranteed by the Korean government or government-controlled entities and debt securities issued by financial institutions and other Korean banks as of December 31, 2004. The increase in interest and dividends on investment securities in 2004 was primarily due to the full-year consolidation of Chohung Bank, while only the four-months result was included in 2003.
      Interest Expense. Interest expense increased 38.0% from W2,998 billion in 2003 to W4,138 billion in 2004, primarily due to a 34.2% increase in interest on deposits and a 56.3% increase in interest on long-term debt.
      The 34.2% increase in interest expense on deposits from W1,766 billion in 2003 to W2,370 billion in 2004 was primarily the result of a 51.5% increase in average volume of interest bearing deposits from W53,420 billion in 2003 to W80,952 billion in 2004, partially offset by a decline of 38 basis points in the cost of interest bearing deposits from 3.31% in 2003 to 2.93% in 2004. The principal reason for the increase in average volume of interest bearing deposits is the full-year consolidation of Chohung Bank, while only the four-months result was included in 2003. The principal reason for the decline in interest rates payable on these liabilities is the general decline in market interest rates. The average interest rate paid on our time deposits other than certificates of deposit, which accounted for 51.7% of our average interest-bearing deposits in 2004, decreased from 4.19% in 2003 to 3.83% in 2004 primarily due to a general decline in market interest rates in 2004. The average interest rate paid on our savings deposits, which accounted for 27.2% of our average interest-bearing deposits in 2004, decreased from 1.46% in 2003 to 1.24% in 2004.
      The 46.8% increase in average balance of our interest bearing liabilities was primarily due to a 52.1% increase in average interest-bearing deposits. The 51.5% increase in average interest-bearing deposit volume from W53,420 billion in 2003 to W80,952 billion in 2004 was due to a 50.7% increase in average volume of other time deposits from W27,780 billion in 2003 to W41,863 billion in 2004 and a 38.1% increase in average volume of savings deposits from W15,922 billion in 2003 to W21,987 billion in 2004, resulting from the full-year consolidation of Chohung Bank, while only the four-months result was included in 2003.
      The 56.3% increase in interest expense on long-term debt was due to a 46.6% increase in average long-term debt from W13,736 billion in 2003 to W20,136 billion in 2004 resulting from the full-year consolidation of Chohung Bank, while only four month result was included in 2003, and an increase by 34 basis points in average interest rates paid on our long-term debt from 5.12% in 2003 to 5.46% in 2004, which reflects an increase in the issuance of subordinated debt which in general carries a higher interest rate and the recognition of a full-year interest on our Redeemable Preferred Stock issued to KDIC.
      The 44.4% increase in interest on secured borrowings was primarily a result of a 33.2% increase in average secured borrowings from W5,331 billion in 2003 to W7,102 billion in 2004, resulting from the full-year consolidation of Chohung Bank, while only the four-months result was included in 2003.
      Net interest margin. Net interest margin represents the ratio of net interest income to average interest earning assets. As net interest income increased 53.2% from W2,333 billion in 2003 to W3,574 billion in 2004 and the average volume of our interest earning assets increased 46.4% from W88,009 billion in 2003 to W128,812 billion in 2004, our overall net interest margin increased 13 basis points from 2.65% in 2003 to 2.78% in 2004.

Provision for Loan Losses
      Our provision for loan losses decreased 80.7% from W1,011 billion in 2003 to W195 billion in 2004 reflecting a reduction in impaired loans.
      The following table sets forth for the periods indicated the components of provision for loan losses by product type.

	As of December 31,

	2003		2004		% Change

	(In billions of Won,
	except percentages)
Corporate	W	428	W	(293)	N/M
Mortgages and home equity		1		(1)	N/M
Other consumer		63		130	106.4%
Credit cards		519		359	(30.8)

Total provision for loan losses	W	1,011	W	195	(80.7)%

      We recorded reversal of provision for loan losses against corporate loans of W293 billion in 2004 as compared to recording provision for loan losses of W428 billion in 2003 primarily due to a reduction in impaired loans to large corporations including SK Networks, LG Card and Incheon Oil Refinery which were not classified as non-performing. Our loan loss allowance against corporate loans decreased 27.1% from W2,054 billion as of December 31, 2003 to W1,499 billion as of December 31, 2004 primarily due to a decrease in impaired loans. Non-performing corporate loans rose from W1,305 billion as of December 31, 2003 to W1,385 billion as of December 31, 2004, representing 2.4% and 2.5% of the total corporate loan portfolio, respectively. Total net charge offs declined 20.1% from W329 billion in 2003 to W263 billion in 2004.
      We recorded a reversal of provision for loan losses against mortgage and home equity loans of W1 billion in 2004 as compared to recording provision for loan losses of W1 billion in 2003 primarily due to the improved quality of loans. Our loan loss allowance against mortgage and home equity loans decreased 32.1% from W53 billion as of December 31, 2003 to W36 billion as of December 31, 2004 while our mortgage and home equity loans increased 8.1% from W20,517 billion as of December 31, 2003 to W22,180 billion as of December 31, 2004 reflecting increased lending corresponding to increased demand. The ratio of non-performing loans to total loans within this portfolio declined from 0.65% in 2003 to 0.57% in 2004. Our provisions and allowances continue to be lower than the allowances recognized in other countries and the United States, reflecting its relatively low loan to value lending criteria.
      Our provision for loan losses against other consumer loans increased 106.4% from W63 billion in 2003 to W130 billion in 2004 primarily reflecting an increase in the amount of write-offs. Other consumer loans have increased 6.6% from W14,580 billion as of December 31, 2003 to W15,546 billion as of December 31, 2004. However, the allowance for loan losses has decreased 44.0% from W659 billion as of December 31, 2003 to W368 billion as of December 31, 2004 reflecting the charge-offs of marketing scoring system loans extended by Chohung Bank and decreased levels of delinquencies within the portfolio. The ratio of non-performing loans to total loans within this portfolio declined from 1.6% as of December 31, 2003 to 1.0% as of December 31, 2004 due to an improvement in asset quality of this portfolio.
      Our provision for loan losses against credit cards decreased 30.83% from W519 billion in 2003 to W359 billion in 2004 reflecting decreased delinquencies during 2004 and a decrease in the size of the portfolio. The level of net charge-offs within the credit card portfolio have increased from W696 billion in 2003 to W816 billion in 2004. Our credit card balances resulted in a 22.6% decrease from W6,112 billion as of December 31, 2003 to W4,732 billion as of December 31, 2004. Our allowance has decreased 52.8% from W865 billion to W408 billion due to the decrease in volume and an improvement in asset quality. The ratio of non-performing loans to total loans within this portfolio decreased from 2.8% as of December 31, 2003 to 1.8% as of December 31, 2004.

Noninterest Income
      The following table sets forth for the periods indicated the components of our noninterest income.

	As of December 31,

	2003		2004		% Change

	(In billions of Won,
	except percentages)
Commissions and fees from non-trust management:
Brokerage fees and commissions(1)	W	260	W	232	(10.8)%
Other fees and commissions(2)		580		947	63.3
Net trust management fees(3)		59		84	42.4
Net trading profits		72		143	98.6
Net gains (losses) on securities		(128)		(77)	(39.8)
Other(4)		275		763	177.5

Total noninterest income	W	1,118	W	2,092	87.1%

Notes:

(1)	Consists of commissions, fees and markup on securities brokerage activities.

(2)	Includes commissions received on remittance, commissions received on imports and export letters of credit and commissions received from foreign exchange transactions.

(3)	Consists principally of fees from management of trust accounts in our banking operations.

(4)	Includes primarily gain on disposal of premise and equipment and gain on foreign exchange spot contracts.
      The 87.1% increase in noninterest income was attributable to a 63.3% increase in other fees and commissions, including commissions received on remittance, letters of credit and foreign exchange transactions, and a 177.5% increase in other commissions including a 288.0% increase in foreign exchange gains from W91 billion in 2003 to W353 billion in 2004, all of which results primarily from the full-year consolidation of Chohung Bank in 2004 while only the four-months results were included in 2003.

Noninterest Expenses
      The following table shows, for the periods indicated, the components of our noninterest expense.

	Year Ended December 31,

	2003		2004		% Change

	(In billions of Won,
	except percentages)
Employee compensation and severance benefits	W	544	W	884	62.5%
Depreciation and amortization		247		429	73.7
General and administrative expenses		553		876	58.4
Impairment loss on intangible asset		—		2	—
Write-down of other investments		40		16	(60.0)
Credit card fees		90		147	63.3
Other(1)		463		798	72.4

Total noninterest expenses	W	1,937	W	3,152	62.7%

Note:

(1)	Includes other taxes, fees and losses from sale of tangible assets.

      The 62.7% increase in noninterest expenses was primarily due to full year consolidation of Chohung Bank in 2004 while only four month results were included in 2003 and, to a lesser extent, a 58.4% increase in general and administrative expenses primarily attributable to increases in employee welfare expenses and expenses relating to integration of Shinhan Bank and Chohung Bank and a 62.5% increase in employee compensation and severance benefits primarily due to an increase in our labor force following our acquisition of Chohung Bank.

Income Tax Expense
      Income tax expense increased from W248 billion in 2003 to W764 billion in 2004 as a result of our increased income. The statutory tax rate was 29.7% in both 2003 and 2004.
      Our effective rate of income tax decreased to 32.1% in 2004 from 45.1% in 2003 primarily due to a significant increase in the effective tax rate in 2003 resulting from the anticipated reduction of statutory tax rate from current 29.7% to 27.5% beginning January 2005.

Net Income Before Extraordinary Item
      As a result of the foregoing and the effect of changes in accounting principles, our net income before extraordinary items increased by 431.6% from W275 billion in 2003 to W1,462 billion in 2004.

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
      Interest and dividend income. The 42.7% increase in interest and dividend income is primarily due to the 47.8% increase in interest and fees on loans. The average balance of our interest earning assets increased

58.9% from W55,392 billion in 2002 to W88,009 billion in 2003, principally as a result of our acquisition of Chohung Bank in August 2003, which more than offset a 68 basis point decline in average yields from 6.74% in 2002 to 6.06% in 2003.
      The 47.8% increase in interest and fees on loans was primarily a result of:

•	a 72.2% increase in commercial and industrial loans from W14,690 billion in 2002 to W25,294 billion in 2003, partially offset by a decline of 54 basis points in the average yield on such loans from 5.60% in 2002 to 5.06% in 2003.

•	a 137.2% increase in other consumer loans from W4,530 billion in 2002 to W10,747 billion in 2003, partially offset by a decline of 121 basis points in the average yield on such loans from 8.61% in 2002 to 7.40% in 2003.
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
      Interest and dividends on investment securities increased 23.9% from W749 billion in 2002 to W928 billion in 2003. Approximately 82.4% of our securities portfolio consists of debt securities issued or guaranteed by the Korean government or government-controlled entities and debt securities issued by financial institutions and other Korean banks as of December 31, 2003. The increase in interest and dividends on investment securities in 2003 was primarily due to an increase in average volume of our investment securities as a result of our acquisition of Chohung Bank in August 2003, which more than offset a decline in average yields from 6.72% in 2002 to 5.44% in 2003. The principal reason for the decline in gross yields on these securities is the general decline in market interest rates.
      Interest Expense. Interest expense increased 30.1% from W2,305 billion in 2002 to W2,998 billion in 2003, primarily due to a 26.1% increase in interest on deposits and a 79.8% increase in interest on long-term debt.
      The 26.1% increase in interest expense on deposits from W1,401 billion in 2002 to W1,766 billion in 2003 was primarily the result of a 54.2% increase in average volume of interest bearing deposits from W34,634 billion in 2002 to W53,420 billion in 2003, partially offset by a decline of 74 basis points in the cost of interest bearing deposits from 4.05% in 2002 to 3.31% in 2003. The principal reason for the increase in average volume of interest bearing deposits is our acquisition of Chohung Bank in 2003. The principal reason for the decline in interest rates payable on these liabilities is the general decline in market interest rates. The average interest rate paid on our time deposits other than certificates of deposit, which accounted for 52.0% of our average interest-bearing deposits in 2003, decreased from 4.91% in 2002 to 4.19% in 2003 primarily due to a general decline in market interest rates in 2003. The average interest rate paid on our savings deposits, which accounted for 29.8% of our average interest-bearing deposits in 2003, decreased from 1.85% in 2002 to 1.46% in 2003.
      The 58.5% increase in average balance of our interest bearing liabilities was primarily due to a 54.2% increase in average interest-bearing deposits. The 54.2% increase in average interest-bearing deposit volume from W34,634 billion in 2002 to W53,420 billion in 2003 was due to a 42.7% increase in average volume of other time deposits from W19,468 billion in 2002 to W27,780 billion in 2003 and a 60.4% increase in average volume of savings deposits from W9,924 billion in 2002 to W15,922 billion in 2003, resulting from our acquisition of Chohung Bank in 2003.
      The 79.8% increase in interest expense on long-term debt was due to a 122.1% increase in average long-term debt from W6,184 billion in 2002 to W13,736 billion in 2003 resulting from our acquisition of Chohung

Bank in 2003, partially offset by a 120 basis point decline in average interest rates paid on our long-term debt from 6.32% in 2002 to 5.12% in 2003, reflects a continued decline in the market interest rates during the period under review.
      The 24.5% increase in interest on short-term borrowings was primarily a result of a 57.8% increase in average short-term borrowings from W7,226 billion in 2002 to W11,400 billion in 2003, resulting from our acquisition of Chohung Bank in 2003, partially offset by a 68 basis point decline in average interest rates paid on our short-term borrowings from 3.50% in 2002 to 2.82% in 2003, reflecting a continued decline in the market interest rates during the period under review.
      Net interest margin. Net interest margin represents the ratio of net interest income to average interest earning assets. As net interest income increased 63.1% from W1,430 billion in 2002 to W2,333 billion in 2003 and the average volume of our interest earning assets increased 58.9% from W55,392 billion in 2002 to W88,009 billion in 2003, our overall net interest margin increased 7 basis points from 2.58% in 2002 to 2.65% in 2003.

Provision for Loan Losses
      Our provision for loan losses increased 328.4% from W236 billion in 2002 to W1,011 billion in 2003 reflecting our acquisition of Chohung Bank whose quality of loan portfolio has continued to experience deterioration and increased amount of charge-offs in our corporate and credit card lending portfolios.
      The following table sets forth for the periods indicated the components of provision for loan losses by product type.

	As of December 31,

	2002		2003		% Change

	(In billions of Won,
	except percentages)
Corporate	W	(6)	W	428	N/M
Mortgages and home equity		23		1	(95.7)%
Other consumer		53		63	18.9
Credit cards		166		519	212.7

Total provision for loan losses	W	236	W	1,011	328.4%

N/ M = not meaningful.
      Our provision for loan losses against corporate loans increased from W(6) billion in 2002 to W428 billion in 2003 primarily due to our acquisition of Chohung Bank and a deterioration of the asset quality of our corporate loans, primarily to small- and medium-sized enterprises customers. Our loan loss allowance against corporate loans increased 182.1% from W728 billion as of December 31, 2002 to W2,054 billion as of December 31, 2003 for the same reason. Non- performing corporate loans rose from W417 billion as of December 31, 2002 to W1,305 billion as of December 31, 2003, representing 1.6% and 2.4% of the total corporate loan portfolio respectively. Total net charge offs rose 439.3% from W61 billion in 2002 to W329 billion in 2003 due to charge-offs of loans to SK Networks.
      Our provision for loan losses against mortgage and home equity loans decreased 95.7% from W23 billion as of December 31, 2002 to W1 billion as of December 31, 2003 primarily due to improved loss severity. Our loan loss allowance against mortgage and home equity loans increased 76.7% from W30 billion as of December 31, 2002 to W53 billion as of December 31, 2003 primarily as a result of our acquisition of Chohung Bank. Our mortgage and home equity loans have increased 77.8% from W11,539 billion as of December 31, 2002 to W20,517 billion as of December 31, 2003 reflecting our acquisition of Chohung Bank. The ratio of non-performing loans to total loans within this portfolio rose from 0.3% in 2002 to 0.6% reflecting our acquisition of Chohung Bank whose mortgage and home equity loan portfolio has a higher ratio of non-performing loans. Our provisions and allowances continue to be lower than the allowances recognized in other countries and the United States, reflecting its relatively low loan to value lending criteria. Net-charge offs increased.
      Our provision for loan losses against other consumer loans increased 18.9% from W53 billion in 2002 to W63 billion in 2003 primarily reflecting increased delinquencies during 2003 and the increased size of the portfolio. Other consumer loans have increased 193.8% from W4,962 billion as of December 31, 2002 to W14,580 billion as of December 31, 2003. The allowance for loan losses has increased 1,016.9% from W59 billion as of December 31, 2002 to W659 billion as of December 31, 2003 reflecting our acquisition of Chohung Bank and increased levels of delinquencies within the portfolio. The ratio of non-performing loans to total loans within this portfolio rose from 0.4% as of December 31, 2002 to 1.6% as of December 31, 2003 due to a deterioration in asset quality of this portfolio.
      Our provision for loan losses against credit cards increased 212.7% from W166 billion in 2002 to W519 billion in 2003 reflecting increased delinquencies during 2003 and an increase in the size of the portfolio. The level of net charge-offs within the credit card portfolio have increased from W43 billion in 2002 to W696 billion in 2003 reflecting our acquisition of Chohung Bank and increased level of delinquencies within the portfolio. Our credit card balances resulted in a 121.2% increase from W2,763 billion as of December 31, 2002 to W6,112 billion as of December 31, 2003. Our allowance has increased 383.2% from W179 billion to W865 billion due to the increase in volume as well as higher delinquencies. The ratio of non-performing loans to total loans within this portfolio increased from 1.7% as of December 31, 2002 to 2.8% as of December 31, 2003.

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

N/ M = not meaningful.
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
      The 7.8% increase in noninterest income was attributable primarily to a 77.2% increase in commissions and fees from non-trust management activities, consisting principally of commissions, fees and markup on securities brokerage activities such as fees from brokerage services, primarily as a result of our acquisition of Chohung Bank, which more than offset:

•	a 54.3% decrease in net trust management fees due primarily to a shift in trust account volume from trust account products that carry higher management fees such as household long-term trusts to those with lower management fees such as specified money trusts; and

•	our recording a W128 billion of net loss on securities in 2003 as compared to a W143 billion of net gain in 2002, primarily reflecting impairment losses in 2003 relating to our securities exposure to LG Card, Hyundai Engineering & Construction and Ssangyong Cement Industrial and unusually large gains from dispositions of securities in 2002 which did not recur in 2003.

Noninterest Expenses
      The following table shows, for the periods indicated, the components of our noninterest expense.

	Year Ended December 31,

	2002		2003		% Change

	(In billions of Won,
	except percentages)
Employee compensation and severance benefits	W	357	W	544	52.4%
Depreciation and amortization		104		247	137.5
General and administrative expenses		410		553	34.9
Impairment loss on goodwill		137		—	(100.0)
Write-down of other investments		31		40	29.0
Credit card fees		45		90	100.0
Other(1)		218		463	112.4

Total noninterest expenses	W	1,302	W	1,937	48.8%

Note:

(1)	Includes other taxes, fees and losses from sale of tangible assets.
      The 48.8% increase in noninterest expenses was primarily due to:

•	a 34.9% increase in general and administrative expenses primarily attributable to increases in employee welfare expenses and advertisement and marketing expenses to promote our corporate brand image as an integrated financial holding company;

•	a 52.4% increase in employee compensation and severance benefits primarily due to an increase in our labor force following our acquisition of Chohung Bank and the introduction of employee stock ownership plans by our holding company in 2003; and

•	a 112.4% increase in other expenses, primarily reflecting commissions paid on collection of over due loans and deposit insurance premiums paid to the Korea Deposit Insurance Corporation, which more than offset a W137 billion of an impairment loss on goodwill recorded in 2002 resulting from our acquisition of Good Morning Securities as described under “— Financial Impact of Acquisitions — Acquisition of Good Morning Securities”.

Income Tax Expense
      Income tax expense decreased from W320 billion in 2002 to W248 billion in 2003 as a result of our decreased income. The statutory tax rate was 29.7% in both 2002 and 2003.
      Our effective rate of income tax increased to 45.1% in 2003 from 34.8% in 2002 primarily due to a decrease in deferred tax assets and a corresponding increase in income tax expense resulting from the anticipated reduction of statutory tax rate from the current 29.7% to 27.5% beginning January 1, 2005.

Net Income Before Extraordinary Item
      As a result of the foregoing, our net income before extraordinary items decreased by 53.3% from W589 billion in 2002 to W275 billion in 2003.
Business Outlook
      As a result of reduced domestic consumption, increase in credit card and other consumer loan delinquencies, lower levels of investments by corporations, increased unemployment, together with the on-going tensions between the United States and North Korea, we expect the Korean economy to continue to experience difficulties, with prospects of recovery remaining uncertain. These weak economic conditions in Korea, coupled with intense competition in the banking sector, will have an adverse impact on us in the near future.
      In corporate banking, lending to small- and medium-sized enterprises has long been our core focus of business. Our small- and medium-sized enterprises lending portfolio has grown steadily from a balance of W14,649 billion in 2002 to W38,055 billion in 2003 and to W38,713 billion in 2004, with the sharp increase in 2003 due, to a large extent, to our acquisition of Chohung Bank. During this period, most of the nationwide banks have shifted their focus to, or increased their emphasis on, this type of lending, as opportunities in the large corporate and retail sectors diminish. While we expect the competition in this sector to intensify and result in lower margins from lending to this customer sector, we believe our established customer base, quality brand image and experienced lending staff will provide an opportunity to maintain steady growth in this environment. This increase in lending has brought with it increasing delinquencies in this portion of our portfolio, in particular in loans to the real estate, leasing and service industry and the hotel and leisure industry. We expect this increase in delinquencies to continue, resulting in higher charge-offs and provisions 2005.
      In retail banking, over the past three years, we have experienced a significant growth in home mortgage-based secured consumer lending, both for home purchases as well as for general purpose borrowing through home equity loans. Our mortgage and home equity lending portfolio increased from an average balance of W9,973 billion during 2002 to W12,076 billion during 2003 and to W21,408 billion in 2004. The volume of such lending by us is significantly dependent on competitive conditions, real estate prices, interest rate levels and government policies affecting these markets, and the trends indicated by prior periods will be altered accordingly. In 2005, given the relative low home ownership ratio in Korea, the increasing demand for ownership of larger homes and the growing trend within the newly financial independent young population to seek their own housing, we expect the demand for home mortgage-based secured lending to be fairly strong and the banks to increase their lending. In addition, since the home mortgaged-based loans were introduced only in 2004, we believe that the market for such loans has a strong growth potential. We believe that consumer demand for the 15-year or longer term loans is likely to grow significantly given the tax benefits applicable to their interest payments. We have also experienced a significant increase in other consumer loans (principally general unsecured loans) as we seek to diversify our consumer lending portfolio. Our other consumer loans increased from an average balance of W4,530 billion during 2002 to W10,747 billion during 2003 and to W14,481 billion in 2004.
      In the credit card business, we have witnessed our customers become more active borrowers until the first half of 2003 as the credit card markets expanded rapidly. Beginning in 2003, however, the growth in credit card usage and balances have been moderated as a result of heightened concerns about increasing delinquencies, credit defaults and asset quality deterioration. Our growth in this sector, represented by Shinhan Card, was not so dramatic as that experienced by other Korean banks and credit card companies, some of whom were shifting from large corporate lending to the credit card sector and others of whom chose to expand more aggressively. Our credit card portfolio growth trend reflects this difference, and this in turn was reflected in a lower level of credit defaults and delinquencies. Three credit card companies, including Shinhan Card, with sound asset quality recorded profit in 2004. We expect the credit card asset size to stabilize in 2005 after a continued decrease since 2003. We also expect a continued improvement in the profitability of the credit card companies in 2005 primarily as a result of a decrease in the provision for loan losses due to improved asset quality and, to a lesser extent, an increase in lending. Our acquisition of Chohung Bank, on the other hand, has led to a significant increase in our credit card assets, including considerable amounts of credit card assets with higher level of delinquencies and credit defaults compared to our credit card assets of Shinhan Card. However, in the first quarter of 2005, the credit card division of Chohung Bank recorded profit as its asset quality improved over the quarters, and our provision for possible losses relating to the credit card assets of Chohung Bank decreased significantly. We believe that the credit card industry has improved its overall asset quality resulting in lower provisioning for loan losses.
      In securities brokerage services, we expect an increase in brokerage fees and commissions due primarily to improving stock market performance based on investor optimism for economic recovery in the second half of 2005, growing interest in asset management products and anticipated improvement in corporate earnings, as well as an anticipated increase in volume through the use of our banking network to promote our securities brokerage services and products.
      We believe that, over the long term, the establishment of the Shinhan Financial Group as a diversified financial services platform and the addition of Chohung Bank to that platform will provide significant opportunities to enhance our prospects as and when economic conditions improve.
Results by Principal Business Segment Under Korean GAAP
      We are organized into twelve major business segments as follows:

•	Shinhan Bank, further consisting of the following:
        — retail banking;
        — corporate banking;
        — treasury and securities investment; and
        — other banking services;

•	Chohung Bank, further consisting of the following:
        — retail banking;
        — corporate banking;
        — treasury and international business;
        — credit card; and
        — other banking services;

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

	Segment Results(1)						Total Revenues(2)

	Year Ended December 31,

	2002		2003		2004		2002		2003		2004

	(In billions of Won, except percentages)
Shinhan Bank:
Retail banking	W	422	W	560	W	655	W	923	W	1,221	W	1,401
Corporate banking		351		212		550		641		749		1,006
Treasury and securities investment		103		62		82		737		904		1,292
Other banking services		(190)		(148)		(87)		348		339		469
Chohung Bank:(3)
Retail banking		—		30		132		—		513		1,395
Corporate banking		—		(58)		185		—		133		333
Treasury and international business		—		(53)		(5)		—		208		2,611
Credit card		—		(89)		(320)		—		237		590
Other banking services		—		(50)		275		—		(3)		498
Good Morning Shinhan Securities		35		69		44		581		656		697
Shinhan Card		158		(90)		6		291		322		348
Other subsidiaries		34		36		10		208		305		355

Total(4)	W	913	W	481	W	1,527	W	3,729	W	5,584	W	10,995

Notes:

(1)	Represents income per segment before income taxes.

(2)	Represents net interest income plus noninterest income.

(3)	As we acquired Chohung Bank in August 2003, the segment results for Chohung Bank only reflect the results of operations from the date of our acquisition to December 31, 2003 and is not available on a meaningful comparative basis.

(4)	Before elimination or adjustments.

Shinhan Bank’s Retail Banking
      Shinhan Bank’s retail banking segment products include mortgage and home equity loans and other consumer loans, deposits and other savings products.

	Year Ended December 31,						% Change

	2002		2003		2004		2002/2003	2003/2004

	(In billions of Won)
Income statement data
Net interest income	W	718	W	782	W	844	8.9%	7.9%
Noninterest income		205		439		557	114.1	26.9

Total revenues		923		1,221		1,401	32.3	14.7
Provision for loan losses(1)		(46)		(64)		(30)	39.1	(53.1)
Noninterest expense including depreciation and amortization		(455)		(597)		(716)	31.2	19.9

Segment results(2)	W	422	W	560	W	655	32.7%	17.0%

Notes:

(1)	Includes provision for guarantees and acceptances of W(0.5) billion in 2002. We recorded no such provision in 2003 and 2004.

(2)	Net income per segment before income taxes.

Comparison of 2004 to 2003
      Our overall segment result increased by 17.0% from W560 billion in 2003 to W655 billion in 2004.
      The 7.9% increase in net interest income from retail banking activities was primarily due to an increase in average lending volume to individuals and households, particularly, mortgage and home equity loans, partially offset by an increase in average deposits, particularly, time deposits.
      The increase in average lending volume to individuals, mortgage and home equity loans in particular, is primarily due to the recent trend and preference by commercial banks, including ourselves, to lend to consumers on a secured basis. The increase in average deposits, time deposits in particular, is primarily due to customer demand for stable time deposit products in Korean Won and the increase in time deposit products that utilize Korean Won and Japanese Yen swaps to maximize the return. We are currently experiencing a dispute with the Korean National Tax Service in respect of these time deposit products as described in “Item 3. Key Information: Risk Factors — Risks Relating to Our Banking Business — Our current dispute with the Korean National Tax Service relating to certain deposit products, if adversely resolved, and together with potential claims from our customers, may materially and adversely affect our financial condition and results of operations.”
      Noninterest income increased by 26.9% primarily due to an increase in gross gains from derivatives transactions and an increase in gains from foreign currency transactions, each as a result of increase in transaction volume, partially offset by a decrease in agency fees and commissions income from cross-selling products of our other subsidiaries through Shinhan Bank’s retail banking branch network. Agency fees decreased primarily due to a decrease in agency fees from credit card operations, which was substantially offset by increases in agency fees from cross-selling bancassurance products and beneficiary certificates.
      Provision for loan losses on consumer loans decreased by 53.1% primarily due to improved asset quality despite the increase in Shinhan Bank’s lending volume.
      Noninterest expense including depreciation and amortization increased by 19.9% from W597 billion in 2003 to W716 billion in 2004, primarily due to an increase in gross losses from derivatives transactions, resulting from higher transaction volume and increased employee welfare and benefits paid to Shinhan Bank’s employees, which more than offset a decrease in fees for perfecting security interests and related legal and administrative expenses.

Comparison of 2003 to 2002
      Our overall segment result increased by 32.7% from W422 billion in 2002 to W560 billion in 2003.
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
      Noninterest expense including depreciation and amortization increased 31.2% from W455 billion in 2002 to W597 billion in 2003, primarily due to an increase in gross losses from derivatives transactions, resulting from a volume increase in derivatives transactions, increased premiums paid to the Korea Deposit Insurance Corporation for deposit insurance due to an additional 0.1% of special contributions levied by the Korea Deposit Insurance Corporation and increased salaries and wages paid to Shinhan Bank’s employees, which more than offset a decrease in fees for perfecting security interests and related legal and administrative expenses.

Shinhan Bank’s Corporate Banking
      Shinhan Bank’s large corporate banking segment handles its transactions with all of its corporate customers, including small- and medium-sized enterprises, chaebols and public enterprises. Activities within the segment include loans, overdrafts and other credit facilities, gathering deposits and investment banking activities.

	Year Ended December 31,						% Change

	2002		2003		2004		2002/2003	2003/2004

	(In billions of Won)
Income statement data
Net interest income	W	366	W	434	W	530	18.6%	22.1%
Noninterest income		275		315		476	14.5	51.1

Total revenues		641		749		1,006	16.8	34.3
Provision for loan losses(1)		(15)		(273)		(66)	(1,720.0)	(75.8)
Noninterest expense including depreciation and amortization		(275)		(264)		(390)	(4.0)	47.7

Segment results(2)	W	351	W	212	W	550	(39.6)%	159.4%

Notes:

(1)	Includes provision for guarantees and acceptances of W(8.4) billion in 2002. We recorded no such provision in 2003 and 2004.

(2)	Net income per segment before income taxes.

Comparison of 2004 to 2003
      Our overall segment result increased by 159.4% from W212 billion in 2003 to W550 billion in 2004, primarily due to a W257 billion increase in total revenues and a W207 billion decrease in provision for loan losses during the period under review.
      Net interest income increased by 22.1% due primarily to the increase in average volume of lending to small-and medium-sized enterprises, which results primarily from the continued growth in the small- and medium-sized lending market, together with Shinhan Bank’s continued efforts to focus its marketing on this customer sector to achieve growth.
      Noninterest income increased by 51.1% due primarily to an increase in gross gains from derivatives transactions and, to a lesser extent, an increase in fees and commissions from Shinhan Bank’s investment banking activities, including asset-backed securitization.
      The lower level of provision for loan losses in 2004 is primarily due to resolutions of credit problems experienced by certain large corporate borrowers, including SK Networks and LG Card.
      Noninterest expense including depreciation and amortization increased by 47.7% due primarily to an increase in gross losses from derivatives transactions, resulting from a volume increase in derivatives transactions.

Comparison of 2003 to 2002
      Our overall segment result decreased 39.6% from W351 billion in 2002 to W212 billion in 2003, primarily due to a W258 billion increase in provision for loan losses during the period under review.
      Net interest income increased 18.6% due primarily to the increase in average volume of lending to small- and medium-sized enterprises, which results primarily from the continued growth in the small-and medium-sized lending market, together with Shinhan Bank’s continued efforts to focus its marketing on this customer sector to achieve growth.

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
      Noninterest expense including depreciation and amortization decreased 4.0% due primarily to a decrease in gross losses from derivatives transactions, resulting from a volume decrease in derivatives transactions, which more than offset increased premiums paid to the Korea Deposit Insurance Corporation for deposit insurance and increased salaries and wages paid to Shinhan Bank’s employees.

Shinhan Bank’s Treasury and Securities Investment
      Shinhan Bank’s treasury and securities investment segment primarily handles the trading of and investment in debt securities and, to a lesser extent, in equity securities for its own accounts, handling its treasury activities such as correspondence banking, and entering into derivatives transactions.

	Year Ended December 31,						% Change

	2002		2003		2004		2002/2003	2003/2004

	(In billions of Won)
Income statement data
Net interest income	W	54	W	65	W	4	20.4%	(93.8)%
Noninterest income		683		839		1,288	22.8%	53.5%

Total revenues		737		904		1,292	22.7%	42.9%
Provision for loan losses		20		11		(8)	(45.0)%	N/M
Noninterest expense including depreciation and amortization		(654)		(853)		(1,202)	30.4%	40.9%

Segment results(1)	W	103	W	62	W	82	(39.8)%	32.3%

Note:

(1)	Net income per segment before income taxes.

Comparison of 2004 to 2003
      Our overall segment result increased by 32.3% from W62 billion in 2003 to W82 billion in 2004.
      Net interest income decreased by 93.8% primarily due to a decrease in the volume of investment portfolio.
      Noninterest income increased by 53.5% from W839 billion in 2003 to W1,288 billion in 2004 due primarily to an increase in gains from increased volume of Shinhan Bank’s derivatives transactions with customers as well as an increase in gains from foreign currency transactions with customers.
      In 2004, Shinhan Bank recorded provision for loan losses in this segment of W8 billion in 2004 as compared to a reversal of provisions for loan losses of W11 billion in 2003. The provision for loan losses in 2004 resulted from Shinhan Bank’s converting its credit exposure to LG Card to equity in connection with the rescue plan for LG Card. The reversal of provision for loan losses in 2003 was necessary to make adjustments in the contra-account to reflect increased provisioning in Shinhan Bank’s overseas branches.
      Noninterest expense including depreciation and amortization increased by 40.9% primarily due to an increase in derivative liabilities resulting from an increase in volume of back-to-back transactions to cover risk exposures that arose in connection with Shinhan Bank’s transactions with customers, an increase in losses from foreign currency transactions with customers and, to a lesser extent, valuation losses from Shinhan

Bank’s equity investment in Shinhan Finance Limited, which was partially offset by decreases in impairment losses from securities and losses from dispositions of securities.

Comparison of 2003 to 2002
      Our overall segment result decreased 39.8% from W103 billion in 2002 to W62 billion in 2003.
      Net interest income increased 20.4% primarily due to an increase in inter-segment lending to other segments from funding raised through issuance of finance debentures and foreign currency borrowings.
      Noninterest income increased 22.8% from W683 billion in 2002 to W839 billion in 2003 due primarily to an increase in gains from increased volume of Shinhan Bank’s derivatives transactions with customers, which nearly tripled in line with derivatives market growth, which was partially offset by a decrease in realized gains on disposition of investment securities reflecting a continued decline in market interest rates.
      In 2002 and 2003, Shinhan Bank recorded reversals of provision for loan losses in this segment of W20 billion in 2002 and W11 billion in 2003 in order to make adjustments in the contra-account to reflect increased provisioning in its overseas branches.
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
      For management reporting purposes, each of the retail banking and corporate banking segments computes and reflects provision for loan losses that are discounted based on average balances of loans to show a meaningful comparison of performance within and vis-à-vis other activities. This has the effect of understating the provisions for loan losses that are reflected in our segment reporting as compared to the bankwide provision for loan losses reflected in Shinhan Bank’s financial statements. The excess provision for loan losses arising from the difference in computations are not allocated to retail banking or corporate banking but are reflected in this segment. As a result, segment results will generally be in the negative. In 2002, 2003 and 2004, those excess provision for loan losses that were not allocated to either retail banking or corporate banking amounted to W116 billion, W86 billion and W124 billion, respectively.
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

	Year Ended December 31,						% Change

	2002		2003		2004		2002/2003	2003/2004

	(In billions of Won)
Income statement data
Net interest income	W	179	W	212	W	182	18.4%	(14.2)%
Noninterest income		169		127		287	(24.9)	126.0

Total revenues		348		339		469	(2.6)	38.3
Provision for loan losses(1)		(129)		(109)		(98)	(15.5)	(10.1)
Noninterest expense including depreciation and amortization		(409)		(378)		(458)	(7.6)	21.2

Segment results(2)	W	(190)	W	(148)	W	(87)	(22.1)%	(41.2)%

Notes:

(1)	Includes provision for guarantees and acceptances of W(0.5) billion, W(0.3) billion and W(1.0) billion in 2002, 2003 and 2004, respectively.

(2)	Net income per segment before income taxes.

Comparison of 2004 to 2003
      Our overall segment result improved from a loss of W148 billion in 2003 to a loss of W87 billion in 2004, showing a 41.2% decrease, primarily as a result of a 126.0% increase in noninterest income combined with a 10.1% decrease in provision for loan losses.
      Net interest income decreased by 14.2% due primarily to a decrease in market interest which we use to record interest from inter-segment lendings and borrowings and, to a lesser extent, a decrease in net interest income from Shinhan Bank’s overseas subsidiaries, reflecting the appreciation of the Korean Won against foreign currencies.
      Noninterest income increased by 126.0% due primarily to the sale by Shinhan Bank of common shares of the holding company in March 2004, resulting in a gain of W228 billion, partially offset by the effect of eliminating certain double-counting between segments of investment banking and derivatives transactions.
      Provision for loan losses decreased by 10.1% due to a lower amount of allocation of provisions to Shinhan Bank’s other business segments based on average balance calculation and decreased provisioning at Shinhan Bank’s overseas branches in 2004 resulting from improved asset quality of exposures to SK Networks.
      Noninterest expense including depreciation and amortization increased by 21.2% due primarily to the incurrence of W95 billion of expenses relating to the change in Shinhan Bank’s employee retirement plan.

Comparison of 2003 to 2002
      Our overall segment result improved from a loss of W190 billion in 2002 to a loss of W148 billion in 2003, showing a 22.1% decrease, primarily as a result of a 18.4% increase in net interest income combined with a 15.5% decrease in provision for loan losses.
      Net interest income increased 18.4% due primarily to an increase in net interest income from Shinhan Bank’s overseas subsidiaries, resulting from an increase in overseas securities investments combined with a decrease in overseas borrowings.
      Noninterest income decreased 24.9% due primarily to a W41 billion decrease in trust management fees.
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

Chohung Bank’s Retail Banking
      Chohung Bank’s retail banking segment products include mortgage and home equity loans and other consumer loans, deposits and other savings products.

	From September 1		Year Ended
	to December 31,		December 31,		% Change
	2003		2004		2003/2004

	(In billions of Won)
Income statement data
Net interest income	W	418	W	1,107	164.8%
Noninterest income		95		288	203.2

Total revenues		513		1,395	171.9
Provision for loan losses		(150)		(466)	210.7
Noninterest expense including depreciation and amortization		(333)		(797)	139.3

Segment results(1)	W	30	W	132	340.0%

Note:

(1)	Net income per segment before income taxes.
      Since we acquired Chohung Bank in August 2003, the segment results relating to Chohung Bank’s business for the year ended December 31, 2003 only exist from September 1, 2003 to December 31, 2003 while Chohung Bank’s segment results for the year ended December 31, 2004 reflects the segment results and other income statement information for this segment for the full year ended December 31, 2004. As a result, the comparison of the two periods are not available on a comparable basis and thus not meaningful.

Chohung Bank’s Corporate Banking
      Chohung Bank’s large corporate banking segment handles its transactions with all of its corporate customers, including small- and medium-sized enterprises, chaebols and public enterprises. Activities within the segment include loans, overdrafts and other credit facilities, gathering deposits and investment banking activities.

	From September 1		Year Ended
	to December 31,		December 31,		% Change
	2003		2004		2003/2004

	(In billions of Won)
Income statement data
Net interest income	W	62	W	258	316.1%
Noninterest income		71		75	5.6

Total revenues		133		333	150.4
Provision for loan losses(1)		(145)		12	N/M
Noninterest expense including depreciation and amortization		(46)		(160)	247.8

Segment results(2)	W	(58)	W	185	419.0%

Notes:

(1)	Includes provision for guarantees and acceptances of W(35) billion in 2003 and W(22) billion in 2004.

(2)	Net income per segment before income taxes.
      Since we acquired Chohung Bank in August 2003, the segment results relating to Chohung Bank’s business for the year ended December 31, 2003 only exist from September 1, 2003 to December 31, 2003 while Chohung Bank’s segment results for the year ended December 31, 2004 reflects the segment results and other income statement information for this segment for the full year ended December 31, 2004. As a result, the comparison of the two periods are not available on a comparable basis and thus not meaningful.

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

		From September 1	Year Ended
		to December 31,	December 31,	% Change
		2003	2004	2003/ 2004

	(In billions of Won)
Income statement data
Net interest income	W	(26)	W (1)	(96.2)%
Noninterest income		234	2,612	1,016.2

Total revenues		208	2,611	1,155.3
Provision for loan losses		—	13	N/M
Noninterest expense including depreciation and amortization		(261)	(2,629)	907.3

Segment results(1)	W	(53)	W (5)	(90.6)%

Note:

(1)	Net income per segment before income taxes.
      Since we acquired Chohung Bank in August 2003, the segment results relating to Chohung Bank’s business for the year ended December 31, 2003 only exist from September 1, 2003 to December 31, 2003 while Chohung Bank’s segment results for the year ended December 31, 2004 reflects the segment results and other income statement information for this segment for the full year ended December 31, 2004. As a result, the comparison of the two periods are not available on a comparable basis and thus not meaningful.

Chohung Bank’s Credit Card
      Chohung Bank’s segment handles credit card activities primarily managed by BC Card, Chohung Bank’s credit card business.

	From September 1		Year Ended
	to December 31,		December 31,		% Change
	2003		2004		2003/2004

	(In billions of Won)
Income statement data
Net interest income	W	237	W	588	148.1%
Noninterest income		—		2	N/M

Total revenues		237		590	148.9
Provision for loan losses		(199)		(673)	238.2
Noninterest expense including depreciation and amortization		(127)		(237)	86.6

Segment results(1)	W	(89)	W	(320)	259.6%

Note:

(1)	Net income per segment before income taxes.
      Since we acquired Chohung Bank in August 2003, the segment results relating to Chohung Bank’s business for the year ended December 31, 2003 only exist from September 1, 2003 to December 31, 2003 while Chohung Bank’s segment results for the year ended December 31, 2004 reflects the segment results and other income statement information for this segment for the full year ended December 31, 2004. As a result, the comparison of the two periods are not available on a comparable basis and thus not meaningful.

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

		From September 1	Year Ended
		to December 31,	December 31,		% Change
		2003	2004		2003/2004

	(In billions of Won)
Income statement data
Net interest income	W	(10)	W	138	N/M
Noninterest income		7		360	5,042.9%

Total revenues		(3)		498	N/M
Provision for loan losses		—		83	N/M
Noninterest expense including depreciation and amortization		(47)		(306)	551.1

Segment results(1)	W	(50)	W	275	N/M

Note:

(1)	Net income per segment before income taxes.

      Since we acquired Chohung Bank in August 2003, the segment results relating to Chohung Bank’s business for the year ended December 31, 2003 only exist from September 1, 2003 to December 31, 2003 while Chohung Bank’s segment results for the year ended December 31, 2004 reflects the segment results and other income statement information for this segment for the full year ended December 31, 2004. As a result, the comparison of the two periods are not available on a comparable basis and thus not meaningful.

Securities Brokerage Services
      Securities brokerage services segment primarily reflects securities brokerage and dealing services on behalf of customers, which is conducted by Good Morning Shinhan Securities, our principal securities brokerage subsidiary.

	Year Ended December 31,						% Change

	2002		2003		2004		2002/2003	2003/2004

	(In billions of Won)
Income statement data
Net interest income	W	22	W	34	W	54	54.5%	58.8%
Noninterest income		559		622		643	11.3	3.4

Total revenues		581		656		697	12.9	6.3
Provision for loan losses		6		—		5	—	N/M
Noninterest expense including depreciation and amortization		(552)		(587)		(658)	6.3	12.1

Segment results(1)	W	35	W	69	W	44	97.1%	(36.2)%

Note:

(1)	Net income per segment before income taxes.

Comparison of 2004 to 2003
      Our overall segment result decreased by 36.2% from a gain of W69 billion in 2003 to a gain of W44 billion in 2004.
      The 58.8% increase in net interest income was due primarily to interest income from equity-linked securities that Good Morning Shinhan Securities acquired to hedge its position against the equity-linked securities sold to its customers.
      The 3.4% increase in noninterest income was primarily due to an in brokerage fees resulting from increased sales of equity-linked securities and short-term marketable securities.
      Noninterest expense including depreciation and amortization increased 12.1%, or by W71 billion, primarily due to an increase in losses from sales of short-term marketable securities.

Comparison of 2003 to 2002
      Our overall segment result increased 97.1% from a gain of W35 billion in 2002 to a gain of W69 billion in 2003.
      The 11.3% increase in noninterest income was primarily due to an increase in brokerage fees resulting from improved stock market performance.
      Noninterest expense including depreciation and amortization increased 6.3%, or by W35 billion, primarily due to increases in losses from securities and salaries and wages which more than offset a decrease in losses from derivatives.

Credit Card Services of Shinhan Card
      Credit Card Services segment handles credit card activities primarily managed by Shinhan Card, our wholly-owned subsidiary.

	Year Ended December 31,						% Change

	2002		2003		2004		2002/2003	2003/2004

	(In billions of Won)
Income statement data
Net interest income	W	291	W	322	W	348	10.7%	8.1%
Noninterest income		—		—		—	—	N/M

Total revenues		291		322		348	10.7	8.1
Provision for loan losses		(63)		(236)		(176)	274.6	(25.4)
Noninterest expense including depreciation and amortization		(70)		(176)		(166)	151.4	(5.7)

Segment results(1)	W	158	W	(90)	W	6	N/M	N/M

Note:

(1)	Net income per segment before income taxes.

Comparison of 2004 to 2003
      Our overall segment result improved from a loss of W90 billion in 2003 to a gain of W6 billion in 2004.
      The 8.1% increase in net interest income was primarily due to a reduction in funding cost corresponding to a decrease in market interest rates and a decrease in interest expense as a result of reduced borrowings corresponding to reduced credit card assets.
      Provision for loan losses decreased by W60 billion, or 25.4%, in 2004 as a result of improvement in the asset quality of Shinhan Card’s credit card assets.
      Noninterest expense including depreciation and amortization decreased by 5.7% primarily due to impairment losses recorded from asset securitization transactions in 2003 and a reduction in fees for handling credit cards that Shinhan Card pays to our other distribution channels, primarily Shinhan Bank.

Comparison of 2003 to 2002
      Our overall segment result decreased 157.0% from a gain of W158 billion in 2002 to a loss of W90 billion in 2003.
      The 10.7% increase in net interest income was primarily due to the increase in average volume of credit card accounts as well as an increase in cash advance fees and other charge rates.
      Provision for loan losses increased by W173 billion as a result of deterioration in Shinhan Card’s credit card asset quality.
      Noninterest expense including depreciation and amortization increased 151.4% primarily due to increased agency fees paid to Shinhan Bank for handling Shinhan Card’s credit card assets, increased marketing expenses relating to customer attraction and increased salaries, wages and other expenses.

Other
      Other segment primarily reflects all other activities of our subsidiaries, including the results of operations of Jeju Bank, Shinhan Capital, SH&C Life Insurance, Shinhan Credit Information and Shinhan Macquarie Financial Advisory and back-office functions maintained at the holding company.

	Year Ended December 31,						% Change

	2002		2003		2004		2002/2003	2003/2004

	(In billions of Won)
Income statement data
Net interest income	W	108	W	198	W	155	83.3%	(21.7)%
Noninterest income		100		107		200	7.0	86.9

Total revenues		208		305		355	46.6	16.4
Provision for loan losses		(21)		9		(33)	N/M	N/M
Noninterest expense
including depreciation
and amortization		(153)		(278)		(312)	81.7	12.2

Segment results(1)	W	34	W	36	W	10	5.9%	(72.2)%

N/ M = not meaningful.
Note:

(1)	Net income per segment before income taxes.

Comparison of 2004 to 2003
      Our overall segment result decreased from W36 billion in 2003 to W10 billion in 2004, primarily due to a decrease in net interest income and an increase in noninterest expense of the holding company.
      Net interest income decreased from W198 billion in 2003 to W155 billion in 2004, primarily due to an increase in interest expense as a result of increased average balance of securities issued by our holding company to finance non-bank subsidiaries such as Shinhan Card and Shinhan Capital and a decrease in interest income from income Jeju Bank as a result of reduced credit card assets.
      Noninterest income increased significantly due primarily to an increase in gross gains from foreign currency translation recorded at Shinhan Capital and the effects of including two additional subsidiaries, which were Shinhan MacQuarie Financial Advisory and Shinhan Credit Information, into consolidation during 2004.
      We recorded provision for loan losses of W33 billion in 2004 primarily due to an increase in provision for loan losses with respect to finance leases of Shinhan Capital.
      Noninterest expense including depreciation and amortization increased 9.4% due primarily to an increase in gross losses from foreign currency translation recorded at Shinhan Capital and the effects of including two additional subsidiaries, which were Shinhan MacQuarie Financial Advisory and Shinhan Credit Information, into consolidation during 2004.

Comparison of 2003 to 2002
      Our overall segment result increased 5.9% from W34 billion in 2002 to W36 billion in 2003, primarily reflecting the results of operations of Jeju Bank.
      Net interest income increased 83.3% from W108 billion in 2002 to W198 billion in 2003, primarily due to increased interest income earned by Shinhan Capital resulting from an increase in lease assets.

      Noninterest income increased 7.0% due primarily to a W43 billion in insurance premiums received at SH&C Life Insurance following the commencement of its bancassurance business in September 2003 which more than offset a decrease in gains from derivatives at Shinhan Capital.
      Noninterest expense including depreciation and amortization increased 81.7% due primarily to a W48 billion in noninterest expenses incurred at SH&C Life Insurance following the commencement of its bancassurance business in September 2003, an increase in depreciation of lease assets at Shinhan Capital and the effect of the full year results of operations recorded at Jeju Bank in 2003 as compared to the results of operations for the nine-month-period in 2002.
Financial Condition

Assets
      The following table sets forth, as of the dates indicated, the principal components of our assets.

	As of December 31,						% Change

	2002		2003		2004		2002/2003	2003/2004

	(In billions of Won, except percentages)
Cash and cash equivalents	W	282	W	1,897	W	2,444	572.7%	28.8%
Restricted cash		1,365		3,662		3,301	168.3	(9.9)
Interest-bearing deposits in banks		125		409		220	227.2	(46.2)
Call loans and securities purchased under resale agreements		576		1,898		1,591	229.5	(16.2)
Trading assets:
Trading securities		926		2,857		4,639	208.5	62.4
Derivative assets		139		520		1,678	274.1	222.7
Securities:
Available-for-sale securities		8,737		18,099		18,108	107.2	0.1
Held-to-maturity securities		4,408		3,605		3,099	(18.2)	(14.0)
Loans:
Corporate		25,788		54,086		54,622	109.7	1.0
Consumer		19,264		41,209		42,458	113.9	3.0

Total loans, gross		45,052		95,295		97,080	111.5	1.9
Deferred origination costs		83		127		99	53.0	(22.0)
Less allowance for loan losses		996		3,631		2,311	264.6	(36.4)

Total loans, net		44,139		91,791		94,868	108.0	3.4

Customers’ liability on acceptances		928		2,365		2,012	154.8	(14.9)
Premises and equipment, net		828		2,003		1,848	141.9	(7.7)
Goodwill and intangible assets		219		1,676		1,660	665.3	(1.0)
Security deposits		466		966		968	107.3	0.2
Other assets		1,648		4,601		7,072	179.2	53.7

Total assets	W	64,786	W	136,349	W	143,508	110.5%	5.3%

2004 Compared to 2003
      Our assets increased 5.3% from W136,349 billion as of December 31, 2003 to W143,508 billion as of December 31, 2004 principally due to increased lending, trading activities and derivatives transactions. Our loans increased 3.4% from W91,791 billion as of December 31, 2003 to W94,868 billion as of December 31, 2004. This increase was due largely to increases in mortgage and home equity loans and other consumer loans.

Mortgage and home equity lending increased by 8.1% from W20,517 billion as of December 31, 2003 to W22,180 billion as of December 31, 2004, mainly due to increased demand for such loans. Other consumer lending increased 6.6% from W14,580 billion as of December 31, 2003 to W15,546 billion as of December 31, 2004, mainly due to a change in classification of certain loans to construction companies from mortgage and home equity loans as of December 31, 2003 to other unsecured loans as of December 31, 2004 as described in “Item 4. Information on the Company — Business Overview — Our Principal Activities — Retail Banking Services — Consumer Lending Activities”.

2003 Compared to 2002
      Our assets increased 110.5% from W64,786 billion as of December 31, 2002 to W136,349 billion as of December 31, 2003 principally due to increased lending. Our loans increased 108.0% from W44,139 billion as of December 31, 2002 to W91,791 billion as of December 31, 2003. This increase was due largely to increases in corporate loans, in particular to commercial and industrial loans, and other consumer loans. Commercial and industrial lending increased 125.4% from W15,800 billion as of December 31, 2002 to W35,617 billion as of December 31, 2003, which included a 220.3% increase in commercial and industrial loans to small- and medium-sized enterprises from W7,842 billion as of December 31, 2002 to W25,121 billion as of December 31, 2003. Other consumer lending increased by 193.8% from W4,962 billion as of December 31, 2002 to W14,580 billion as of December 31, 2003. Mortgage and home equity lending increased 77.8% from W11,539 billion as of December 31, 2002 to W20,517 billion as of December 31, 2003. All of these increases in lending were mainly due to our acquisition of Chohung Bank.
      For further information on our assets, see “Item 4. Information on the Company — Description of Assets and Liabilities”.

Liabilities and Stockholders’ Equity
      The following table sets forth, as of the dates indicated, the principal components of our liabilities.

	As of December 31,						% Change

	2002		2003		2004		2002/2003	2003/2004

	(In billions of Won, except percentages)
Deposits:
Interest bearing	W	35,886	W	82,161	W	79,934	129.0%	(2.7)%
Noninterest bearing		1,163		1,328		2,746	14.2	106.8
Trading liabilities		131		513		1,758	291.6	242.7
Acceptances outstanding		928		2,365		2,012	154.8	(14.9)
Short-term borrowings		6,994		11,204		10,954	60.2	(2.2)
Secured borrowings		4,706		6,316		6,308	34.2	(0.1)
Long-term debt		8,235		21,218		23,617	157.7	11.3
Accrued expenses and other liabilities		3,193		6,555		9,713	105.3	48.2

Total liabilities		61,236		131,660		137,042	115.0	4.1

Minority interest		288		583		66	102.4	(88.7)
Redeemable convertible preferred stock		—		711		736	N/M	3.5
Stockholders’ equity		3,262		3,395		5,664	4.1	66.8

Total liabilities, minority interest and stockholders’ equity	W	64,786	W	136,349	W	143,508	110.5%	5.3%

N/ M = not meaningful.

2004 Compared to 2003
      Our total liabilities increased 4.1% from W131,660 billion as of December 31, 2003 to W137,042 billion as of December 31, 2004. This increase reflects an increase in trading liabilities and long-term debt.
      Our trading liabilities increased 242.7% from W513 billion as of December 31, 2003 to W1,758 billion as of December 31, 2004 primarily due to increased volume of derivatives transactions.
      Our long-term debt increased by W2,399 billion from W 21,218 billion as of December 31, 2003 to W23,617 billion as of December 31, 2004 primarily due to increased funding through issuance of financial debentures.
      Our stockholders’ equity increased 66.8% from W3,395 billion as of December 31, 2003 to W5,664 billion as of December 31, 2004.

2003 Compared to 2002
      Our total liabilities increased 115.0% from W61,236 billion as of December 31, 2002 to W131,660 billion as of December 31, 2003. This increase reflects an increase in interest bearing deposits and long-term debt and, to a lesser extent, an increase in short-term borrowings, which was primarily due to our acquisition of Chohung Bank in 2003.
      Our interest bearing deposits increased 129.0% from W35,886 billion as of December 31, 2002 to W82,161 billion as of December 31, 2003 primarily due to our acquisition of Chohung Bank.

      The 157.7% increase in long-term debt from W8,235 billion as of December 31, 2002 to W21,218 billion as of December 31, 2003 is due primarily to our acquisition of Chohung Bank and, to a lesser extent, issuance of debentures by the holding company to provide funds to Shinhan Card and Shinhan Capital.
      Short-term borrowings increased 60.2% from W6,994 billion as of December 31, 2002 to W11,204 billion as of December 31, 2003 due primarily to our acquisition of Chohung Bank.
      Our stockholders’ equity increased 4.1% from W3,262 billion as of December 31, 2002 to W3,395 billion as of December 31, 2003.
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
      The following table sets forth our capital resources as of December 31, 2004.

	As of
	December 31, 2004

	(In billions of
	Won)
Deposits	W	82,680
Long-term debt(1)		23,617
Call money		1,156
Borrowings from the Bank of Korea		1,568
Other short-term borrowings		8,230
Asset securitizations		6,308
Redeemable convertible preferred stock		736
Stockholders’ equity		5,664

Total	W	129,959

Note:

(1)	Long-term debt includes redeemable preferred stock.
      Due to our history as a traditional commercial bank, our primary source of funding has historically been and continues to be customer deposits. Deposits amounted to W83,489 billion and W82,680 billion as of December 31, 2003 and 2004, respectively, which represented approximately 68.3% and 63.6%, respectively, of our total funding as of such dates.
      As we offer competitive interest rates on our deposits, we do not anticipate any material losses in deposit customers to other banks and financial institutions. As of December 31, 2004, approximately 91.7% of our total deposits had current maturities of one year or less or were payable on demand. However, in the past, a substantial portion of such customer deposits has been rolled over upon maturity or otherwise maintained with us, and such short-term deposits have been a stable source of funding over time. For example, of our total deposits outstanding as of December 31, 2004 with remaining maturities of four months or less, 53.3% in the case of Chohung Bank and 57.2% in the case of Shinhan Bank were rolled over or otherwise maintained with us, respectively.

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
      We depend on long-term debt as a significant source of funding, principally in the form of corporate debt securities. Since 1999, we have actively issued and continues to issue long-term debt securities with maturities of over one year in the Korean fixed-income market. Shinhan Bank has maintained the highest credit rating in the domestic fixed-income market since 1999 and our holding company has also maintained the highest credit rating since its inception in 2001. Chohung Bank has recently received an upgrade in its domestic credit rating and currently maintains the highest credit rating in the domestic fixed-income market. In addition, both Shinhan Bank and Chohung Bank may also issue long-term debt securities denominated in foreign currency in the overseas market. As of June 30, 2005, the credit ratings by S&P and Moody’s assigned to Shinhan Bank and Chohung Bank were as follows:

As of June 30, 2005

	S&P	Moody’s

Shinhan Bank	BBB+	Baa1
Chohung Bank	BBB+	Baa1
      The cost and availability of unsecured financing are influenced by credit ratings. We expect our domestic credit ratings to remain at the highest level and, accordingly, do not anticipate any material increase in funding cost. Shinhan Bank’s overseas credit ratings have continued to improve since the financial crisis of late 1997 until 2002. During 2003, S&P lowered the debt ratings of Shinhan Bank one notch to BBB following the announcement of our acquisition of Chohung Bank. Chohung Bank’s credit rating, on the other hand, was upgraded to match that of Shinhan Bank to BBB from BBB- in April 2004. In June 2005, S&P upgraded the credit ratings of Shinhan Bank and Chohung Bank to BBB+. Our holding company did not receive ratings by either of these credit rating agencies since it has not obtained funding from overseas sources to date.
      As of December 31, 2002, 2003 and 2004, our long-term debt amounted to W8,235 billion, W21,218 billion and W23,617 billion, respectively.
      Secondary funding sources include call money, borrowings from The Bank of Korea and other short-term borrowings which amounted to W6,994 billion, W11,204 billion and W10,954 billion as of December 31, 2002, 2003 and 2004 and represented 12.3%, 8.9% and 8.4%, respectively, of our total funding as of such dates.
      Additional funding flexibility is provided by our ability to access the repurchase and asset securitization markets. These alternatives are evaluated on an ongoing basis to achieve the appropriate balance of secured and unsecured funding. The ability to securitize loans, and the associated gains on those securitizations, are principally dependent on the credit quality and yields on the assets securitized and are generally not dependent on the ratings of the issuing entity. Transactions between us and our securitization structures are reflected in our consolidated financial statements. See Note 14 to our consolidated financial statements in “Item 18. Financial Statements — Notes to consolidated financial statements of Shinhan Financial Group.”
      In limited situations, we may also issue redeemable preferred stock and redeemable convertible preferred stock (convertible into our common shares). As consideration for our purchase of Chohung Bank shares, in addition to cash consideration, we issued to the Korea Deposit Insurance Corporation (i) 46,583,961 shares of our Redeemable Preferred Stock, with a redemption price of W842,517,518,646 and (ii) 44,720,603 shares of our Redeemable Convertible Preferred Stock, which were convertible into 12.3% of our shares of common stock as of December 31, 2004, with a redemption price of W808,816,825,858. In August 2003, we raised W900 billion in cash through the issuance of 6,000,000 shares of redeemable preferred stock, all of which were sold in the domestic fixed-income market through Strider Securitization Specialty Co., Ltd., a special purpose vehicle. We are required to redeem these preferred shares issued to the special purpose vehicle in three installments in 2006, 2008 and 2010. See “Item 4. Information on the Company — Our Acquisition of Chohung Bank — Liquidity and Capital Resources” and “Item 10. Additional Information — Articles of Incorporation — Description of Capital Stock — Description of Redeemable Preferred Stock”.
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
      In light of the financial market instability in Korea resulting from the liquidity problems faced by credit card companies during the first quarter of 2003, the Korean government announced temporary measures in April 2003 intended to provide liquidity support to credit card companies. These measures included, among other things:

•	a request by the government for credit card companies to effect capital increase in the aggregate amount of W4.6 trillion, as part of their self-rescue efforts;

•	banks and other financial institutions agreeing with each other to extend the maturity of all debt securities of credit card companies that they hold;

•	asset management companies agreeing with each other to extend the maturity of 50% of the aggregate amount of the debt securities of credit card companies that they hold which are schedule to mature by June 2003; and

•	with respect to the remaining 50% of such credit card company debt securities, banks and other financial institutions agreeing with each other to contribute an aggregate amount of W5.6 trillion to purchase such debt securities from asset management companies.
      We funded this obligation through the issuance of debt securities. In addition, Shinhan Bank agreed to extend the maturities of the W436 billion of credit card company debt securities that it held in April 2003 or that have become due in June 2003 (including W426 billion of such debt securities Shinhan Bank transferred from its trust accounts to its bank accounts). Of the W5.6 trillion aggregate contribution made by Korean financial institutions to purchase credit card company debt securities held by asset management companies, the portion allocated for Shinhan Bank to purchase was approximately W263 billion, all of which were repaid as of July 31, 2003. Chohung Bank also agreed to extend the maturities of the W177 billion of loans to and debt securities issued by credit card companies that Chohung Bank held in April 2003 or that have become due in June 2003. Of the W5.6 trillion aggregate contribution made by Korean financial institutions to purchase credit card company debt securities held by asset management companies, the portion allocated for Chohung Bank to purchase was approximately W183 billion, all of which was repaid as of July 31, 2003.
      We generally may not acquire our own shares except in certain limited circumstances including, without limitation, a reduction in capital. Notwithstanding, pursuant to the Securities and Exchange Act and regulations under the Financial Holding Companies Act, we may purchase our own shares on the Korea Exchange or through a tender offer, subject to the restrictions that (1) the aggregate purchase price of such shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year less the amounts of dividends and reserves for such fiscal year, and (2) the purchase of such shares shall meet the requisite ratio under the Financial Holding Companies Act and regulations thereunder. We may purchase our own shares for the purpose of cancellation with profits through the Korea Exchange, or acquire interests in our own shares through agreements with trust companies, subject to the same restrictions on the purchase price as described in this paragraph.

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
      In June 2004, we acquired 108,438,628 shares of common stock of Chohung Bank that we previously did not own through a cash tender offer and a small-scale share swap pursuant to Korean laws. In connection with the share swap transaction, we issued 14,682,590 new shares of our common stock to the existing shareholders of Chohung Bank in exchange for the shares of Chohung Bank’s common stock, of which 8,985,567 shares of our common stock was issued to Chohung Bank in exchange for its treasury shares. Chohung Bank acquired these treasury shares from its shareholders who dissented to the share swap at Chohung Bank’s shareholders’ meeting pursuant to the exercise by those dissenting shareholders the right to request Chohung Bank to purchase their shares in accordance with Korean law. Under the Financial Holding Companies Act of Korea, the voting rights relating to the 8,985,567 shares of our common stock currently held by Chohung Bank in treasury are restricted.
      In December 2004, we issued 10,235,121 shares of our common stock issued in exchange for the minority equity interest, consisting of both common and preferred shares, of Good Morning Shinhan Securities through a cash tender offer and a small-scale share swap pursuant to Korean laws, of which 1,444 shares of our common stock was issued to Good Morning Shinhan Securities in exchange for its treasury shares. Good Morning Shinhan Securities acquired these treasury shares from its shareholders who dissented to the share swap at Good Morning Shinhan Securities’s shareholders’ meeting pursuant to the exercise by those dissenting shareholders the right to request Good Morning Shinhan Securities to purchase their shares in accordance with Korean law. Good Morning Shinhan Securities sold in the market the 1,444 shares of our common stock that it held in March 2005.
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

Contractual cash obligations
      The following table sets forth our contractual cash obligations as of December 31, 2004.

	December 31, 2004
	Payments Due by Period

	Up to		Between 1		Between 3		Beyond
	1 Year		and 3 Years		and 5 Years		5 Years		Total

	(In billions of Won)
Long-term debt(1)	W	10,280	W	6,544	W	3,655	W	3,353	W	23,832
Lease obligations		37		28		7		—		72
Secured borrowings		4,775		710		818		5		6,308
Provisions for accrued severance indemnities(2)		9		3		5		159		176
Deposits(3)		43,058		5,048		793		987		49,886

Total	W	58,159	W	12,333	W	5,278	W	4,504	W	80,274

Notes:

(1)	Long-term debt includes senior debt, subordinated debt and redeemable preferred stock.

(2)	In accordance with our policy and the Korean Labor Standard Law, employees with one year or more of service are entitled, upon termination of employment, to receive a lump sum severance payment based upon the length of their service and the average of the last three months’ wages. We make provisions for accrued severance indemnities based upon the assumption that all employees terminate their employment with us at the same time.

(3)	Deposits include certificate of deposits, other time deposits and mutual installment deposits.

Commitments and Guarantees
      The following table sets forth our commitments and guarantees as of December 31, 2004. These commitments, apart from certain guarantees and acceptances, are not included within our consolidated balance sheet. Guarantees issued after December 31, 2002 are recorded at their fair value at inception, which is amortized over the life of guarantees.

	As of December 31, 2004
	Commitment Expiration by Period

	Up to		Between 1		Beyond
	1 Year		and 5 Years		5 Years		Total

	(In billions of Won)
Commitments to extend credit:
Corporate	W	36,922	W	1,259	W	1,142	W	39,323
Credit card lines(1)		10,899		12,707		—		23,606
Consumer(2)		5,648		312		—		5,961
Commercial letters of credit(3)		3,202		162		—		3,364
Financial Standby letters of credit		252		87		11		351
Other Financial guarantees		692		125		2		819
Performance letters of credit and guarantees		619		251		142		1,012
Liquidity facilities to SPEs		405		780		40		1,225
Acceptances		2,012		—		—		2,012
Loans sold with recourse		—		—		22		20
Market value guarantee on trust accounts		423		317		2,385		3,125

Total	W	61,074	W	16,000	W	3,744	W	80,818

Notes:

(1)	Relates to the unused portion of credit card limits that may be cancelled by us after notice to the borrower if we determine that the borrower’s repayment ability is significantly impaired.

(2)	Excludes credit cards.

(3)	These are generally short-term and collateralized by the underlying shipments of goods to which they relate.
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
      Market value guarantees on trust funds represent guarantee of principal issued to trust fund investors.
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
      Details of our off-balance sheet arrangements are provided in Note 30 in “Item 18. Financial Statements — Notes to the consolidated financial statements of Shinhan Financial Group”.
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
      We have included narrative disclosure in the footnotes to more clearly identify where significant accounting policy changes have taken place, which line items would be affected and how the balances would be affected. The areas where such significant changes have occurred are as follows:

•	Trading and investment securities;

•	Deferred taxation;

•	Guarantees and acceptances (including allowances for losses); and

•	Provision for loan loss allowances.

Consolidated Income Statement Data

	Year Ended December 31,

					2002(2)		2003(2)		2004(2)	2004(2)(3)
	2000(1)		2001(1)
					Shinhan		Shinhan		Shinhan	Shinhan
	Shinhan		Shinhan		Financial		Financial		Financial	Financial
	Bank		Bank		Group		Group		Group	Group

	(In billions of Won and millions of US$, except per share data)
Interest income	W	3,627	W	3,607	W	3,646	W	4,996	W7,016	$6,778
Interest expense		2,734		2,542		2,352		2,997	3,986	3,851

Net interest income		893		1,065		1,294		1,999	3,030	2,927
Provision for loan losses		510		510		193		1,150	1,317	1,272

Net interest income after provision for loan losses		383		555		1,101		849	1,713	1,655
Noninterest revenue(4)		1,173		1,206		2,284		3,076	7,327	7,079
Noninterest expenses(5)		1,094		1,309		2,446		3,139	7,570	7,313

Operating income		462		452		939		786	1,470	1,421
Non-operating income (loss), net		93		44		(86)		(155)	(136)	(131)

Net income before income tax Expense		555		496		853		631	1,334	1,290
Income tax expenses		182		149		255		254	213	206

Net income before consolidation Adjustment		373		347		598		377	1,121	1,084
Minority interest in loss (earnings) of consolidated subsidiaries		(4)		—		4		(14)	(71)	(69)

Net income	W	369	W	347	W	602	W	363	W1,050	$1,015

Per common share data (in currency unit):
Earnings per share-basic	W	1,428	W	1,365	W	2,294	W	1,022	W3,197	$3,089
Earnings per share-diluted		1,143		1,160		—		1,063	2,820	2,724
Cash dividends per common share		750		1,000		600		600	750	725

Notes:

(1)	Represents the consolidated income statement of Shinhan Bank for the periods indicated.

(2)	Represents the consolidated income statement of Shinhan Financial Group for the periods indicated.

(3)	Won amounts are expressed in U.S. dollars at the rate of W1,035.10 per US$1.00, the noon buying rate in effect on December 31, 2004 as quoted by the Federal Reserve Bank of New York in the United States.

(4)	Noninterest revenue includes fees & commissions income, dividends on securities, gains on security valuations and disposals, gains on foreign currency transaction and gains from derivative transactions.

(5)	Noninterest expense is composed of fees & commissions paid or payable, general and administrative expenses, losses on securities valuations and disposals, losses on foreign currency transactions and losses from derivative transactions.

Consolidated Balance Sheet Data

	Year Ended December 31,

							2003(2)		2004(2)		2004(2)(3)
	2000(1)		2001(1)		2002(1)
							Shinhan		Shinhan		Shinhan
	Shinhan		Shinhan		Shinhan		Financial		Financial		Financial
	Bank		Bank		Bank		Group		Group		Group

	(In billions of Won and millions of US$)
Cash and due from banks	W	2,394	W	2,144	W	2,817	W	6,418	W	6,859	$6,626
Loans(4)		30,604		35,382		46,030		97,757		99,276	95,910
Less allowance for doubtful accounts(5)		709		602		786		2,836		1,917	1,852
Trading securities		2,481		2,042		2,076		4,877		7,065	6,825
Investment securities		12,260		13,403		13,408		23,127		20,469	19,775
Premises and equipments(6)		684		604		1,101		2,854		2,922	2,823
Other assets(7)		1,854		2,590		2,122		7,024		12,186	11,773

Total assets		49,568		55,563		66,768		139,221		146,860	141,880

Deposits		29,712		34,217		38,722		87,593		87,529	84,561
Borrowings(8)		11,812		9,674		11,352		17,209		14,895	14,390
Debentures		1,722		3,513		8,395		17,748		20,114	19,432
Other liabilities(9)		3,233		4,988		4,337		10,552		16,487	15,928

Total liabilities		46,479		52,392		62,806		133,102		139,025	134,311

Minority interests in consolidated subsidiaries		65		—		321		596		88	85
Stockholders’ equity		3,024		3,171		3,641		5,523		7,747	7,484

Total liabilities, minority interest and stockholders’ Equity	W	49,568	W	55,563	W	66,768	W	139,221	W	146,860	$141,880

Notes:

(1)	Represents the consolidated balance sheet data of Shinhan Bank as of the dates indicated.

(2)	Represents the consolidated balance sheet data of Shinhan Financial Group as of the dates indicated. The balance sheet as of December 31, 2003 include restatements to retroactively apply the adoption of SKAS No. 15, Equity Method of Accounting, and prior period adjustments that were not material.

(3)	Won amounts are expressed in U.S. dollars at the rate of W1,035.10 per US$1.00, noon buying rate in effect on December 31, 2004 as quoted by the Federal Reserve Bank of New York in the United States.

(4)	Loans represent the gross amount of loans, before adjustment for the allowance for loan losses. Accrued interest income is included within other assets. The amount of credit card loans was W1,586 billion, W2,093 billion, W2,796 billion, W4,931 billion and W4,248 billion in 2000, 2001, 2002, 2003 and 2004 respectively. The amount of payment in guarantees was W50 billion, W39 billion, W90 billion, W108 billion and W31 billion in 2000, 2001, 2002, 2003 and 2004, respectively. The amount of bonds purchased under the resale agreement was W900 billion, W7 billion, W0 billion, W470 billion and W160 billion in 2000, 2001, 2002, 2003 and 2004, respectively.

(5)	Pursuant to the regulations promulgated by the Financial Supervisory Commission, loans are classified as normal, precautionary, substandard, doubtful or estimated loss, and the allowance for loan losses is determined by applying a percentage within a certain range to those classifications.

(6)	Accumulated depreciation is recorded as a deduction from premises and equipment.

(7)	Other assets include leasehold deposits, accounts receivables, accrued interest income, prepaid expenses and unsettled debit of domestic exchange (which represents outstanding balances due from other banks generated in the process of fund settlements of domestic exchange, such as checks, bills, drafts, remittance exchange, ATM use and credit card network). Leasehold deposits are recorded as other assets on the balance sheet.

(8)	Borrowings consist mainly of borrowings from Bank of Korea, the Korean government and banking institutions.

(9)	Under Korean GAAP, effective as of December 31, 1999, contingent losses with respect to guarantees and acceptances are recognized by applying the same classification methods and provision percentages used in determining the allowance for loan losses. Provisions are only applied to acceptances and guarantees classified as substandard, doubtful and estimated loss. The amounts of provisions as of December 31, 2000, 2001, 2002, 2003 and 2004 were W12 billion, W13 billion, W4 billion, W57 billion and W37 billion, respectively. These amounts are included in other liabilities.

Profitability Ratios

	Year Ended December 31,

			2002(2)	2003(2)	2004(2)
	2000(1)	2001(1)
			Shinhan	Shinhan	Shinhan
	Shinhan	Shinhan	Financial	Financial	Financial
	Bank	Bank	Group	Group	Group

	(Percentages)
Net income as a percentage of:
Average total assets(3)	0.81%	0.67%	0.91%	0.37%	0.72%
Average stockholders’ equity(3):
Common shares only	13.94	11.76	17.12	9.97	14.52
Including redeemable preferred shares(4)	12.56	11.21	N/A	8.42	14.08
Dividend payout ratio(5)	51.59	43.45	26.15	66.34	22.16
Net interest spread(6)	1.36	1.67	1.63	2.25	2.09
Net interest margin(7)	2.06	2.15	2.08	2.30	2.28
Efficiency ratio(8)	52.98	57.65	68.38	61.85	73.09
Cost-to average assets ratio(9)	2.38	2.50	3.67	3.19	5.18
Equity to average asset ratio(10):	6.40	5.91	5.27	4.38	5.10
Common shares only	5.76	5.63	5.27	3.70	4.95
Including redeemable preferred shares(4)	6.40	5.91	N/A	4.38	5.10

N/A = not applicable.
Notes:

(1)	Represents the profitability ratios of Shinhan Bank for the periods indicated.

(2)	Represents the profitability ratios of Shinhan Financial Group for the periods indicated.

(3)	Average balances are based on (a) daily balances for Shinhan Bank, Chohung Bank and Jeju Bank and (b) quarterly balances for other subsidiaries.

(4)	In 2000 and 2001, Shinhan Bank had W292.5 billion of redeemable preferred stock outstanding that it had issued to the Korea Deposit Insurance Corporation in connection with its acquisition of the assets and liabilities of Dongwha Bank, one of the failed banks in Korea, in 1998. These redeemable preferred stock was redeemed in 2001. As consideration for our acquisition of Chohung Bank, on August 19, 2003, we issued to the Korea Deposit Insurance Corporation (i) 46,583,961 shares of our Redeemable Preferred Stock and (ii) 44,720,603 shares of our Redeemable Convertible Preferred Stock convertible into 12.28% of our common shares as of December 31, 2004. Pursuant to the terms of the Redeemable Preferred Stock issued to Korea Deposit Insurance Corporation, we are required to redeem such shares in five equal annual installments commencing three years from the date of issuance and, pursuant to the terms of the Redeemable Convertible Preferred Stock, we are required to redeem the full amount of such shares outstanding five years from the date of issuance to the extent not converted into our common shares. Each share of Redeemable Convertible Preferred Stock is convertible into one share of our common stock. The dividend ratios on the Redeemable Preferred Stock and the Redeemable Convertible Preferred Stock are 4.04% and 2.02%, respectively. In August 2003, we also raised W900 billion in cash through the issuance of 6,000,000 shares of redeemable preferred stock, all of which were sold in the domestic fixed-income market through Strider Securitization Specialty Co., Ltd., a special purpose vehicle. These redeemable preferred shares have terms that are different from the preferred shares issued to Korea Deposit Insurance Corporation. We are required to redeem these preferred shares issued to the special purpose vehicle in three installments in 2006, 2008 and 2010. See “Item 4. Information on the Company — Our Acquisition of Chohung Bank — Liquidity and Capital Resources” and “Item 10. Additional Information — Articles of Incorporation — Description of Capital Stock — Description of Redeemable Preferred Stock”. Under Korean GAAP, all of these redeemable preferred stock are included in stockholder’s equity.

(5)	The dividend payout ratio represent the ratio of total dividends paid on common stock as a percentage of net income attributable to common stock.

(6)	Net interest spread represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.

(7)	Net interest margin represents the ratio of net interest income to average interest earning assets.

(8)	Represents the ratio of noninterest expense to the sum of net interest income and noninterest income, a measure of efficiency for banks and financial institutions. Efficiency ratio may be reconciled to comparable line-items in our income statement for the periods indicated as follows:

	Year Ended December 31,

					2002		2003		2004
	2000		2001
					Shinhan		Shinhan		Shinhan
	Shinhan		Shinhan		Financial		Financial		Financial
	Bank		Bank		Group		Group		Group

	(In billions of Won, except percentages)
Non-interest expense(A)	W	1,094	W	1,309	W	2,446	W	3,139	W	7,570
Divided by
The sum of net interest income and noninterest income(B)		2,066		2,271		3,578		5,075		10,357
Net interest income		893		1,065		1,294		1,999		3,030
Noninterest revenue		1,173		1,206		2,284		3,076		7,327
Efficiency ratio ((A) as a percentage of(B))		52.98%		57.65%		68.38%		61.85%		73.09%

(9)	Cost-to-average-assets ratio, a measure of cost of funding used by banks and financial institutions, represents the ratio of noninterest expense to average total assets.

(10)	Represents the ratio of average stockholders’ equity to average total assets

Capital Ratios

	As of or for the Year Ended December 31,

	2000	2001	2002	2003	2004

	(Percentages)
Requisite capital ratio(1)	N/A	134.43%	130.93%	118.41%	129.41%
Total capital adequacy (BIS) ratio of Shinhan
Bank(2)	12.30%	11.99	10.92	10.49	11.94
Tier I(2)	9.24	8.24	6.81	6.34	7.45
Tier II(2)	3.06	3.75	4.11	4.15	4.49
Total capital adequacy (BIS) ratio of Chohung
Bank(2)	9.78	10.43	8.66	8.87	9.40
Tier I(2)	5.24	5.91	4.61	4.47	4.99
Tier II(2)	4.54	4.52	4.05	4.40	4.41
Adjusted equity capital ratio of Shinhan Card(3)	N/A	N/A	10.86	13.78	16.48

N/A = not applicable.
Notes:

(1)	We were restructured as a financial holding company on September 1, 2001 and became subject to minimum capital requirements as reflected in the requisite capital ratio. Under the guidelines issued by the Financial Supervisory Commission applicable to financial holding companies, We, at the holding company level, are required to maintain a minimum requisite capital ratio of 100%. Requisite capital ratio represents the ratio of net aggregate amount of our equity capital to aggregate amounts of requisite capital. This computation is based on our consolidated financial statement in accordance with Korean GAAP. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy”.

(2)	Shinhan Bank comprised 48.9% of our total assets and Chohung Bank comprises 45.6% of our total assets as of December 31. 2004. The capital adequacy ratios of Shinhan Bank and Chohung Bank are computed in accordance with the guidelines issued by the Financial Supervisory Commission, which was revised as of December 31, 2002 to take into account market risk as well as credit risk. For Shinhan Bank, the capital ratios as of December 31, 2001 were recalculated using these revised guidelines but the capital ratios as of December 31, 2000 do not reflect the revised guidelines. For Chohung Bank, the capital ratios as of December 31, 2002 were calculated using these revised guidelines but the capital ratios as of December 31, 2000 and 2001 do not reflect the revised guidelines. Under the guidelines of the Financial Supervisory Commission, each of Shinhan Bank and Chohung Bank is required to maintain a minimum capital adequacy ratio of 8%. Applying the previous calculation, which only takes into account credit risks, Shinhan Bank’s total capital adequacy ratio as of December 31, 2001, 2002, 2003 and 2004 would have been 12.02%, 10.91%, 10.59% and 11.96%, respectively. Applying the previous calculation, which only takes into account credit risks, Chohung Bank’s total capital adequacy ratio as of December 31, 2002, 2003 and 2004 would have been 8.64%, 8.89% and 9.39%, respectively. This computation is based on consolidated financial statements prepared in accordance with Korean GAAP of Shinhan Bank and Chohung Bank, as the case may be. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Banks — Capital Adequacy.”

(3)	Represents the ratio of total adjusted stockholders’ equity to total adjusted assets and are computed in accordance with the guidelines issued by the Financial Supervisory Service for credit card companies. Under these guidelines, Shinhan Card is required to maintain a minimum adjusted equity capital ratio of 8%. This computation is based on Shinhan Card’s nonconsolidated financial statements prepared in accordance with Korean GAAP.

Asset Quality Ratios

	As of December 31,

	2000(1)		2001(1)		2002(2)		2003(2)		2004(2)

	(In billions of Won, except percentages)
Substandard and below loans(3)	W	1,351	W	540	W	843	W	3,207	W	1,660
Substandard and below loans as a percentage of total loans		4.63%		1.52%		1.83%		3.37%		1.70%
Substandard and below loans as a percentage of total assets		2.73		0.97		1.26		2.30		1.13
Precautionary loans as a percentage of total loans(4)		5.23		2.74		1.72		3.55		3.18
Precautionary and below loans as a percentage of total loans(4)		9.86		5.17		3.55		6.92		4.88
Precautionary and below loans as a percentage of total assets(4)		5.80		3.30		2.45		4.73		3.25
Allowance for loan losses as a percentage of substandard and below loans		52.47		81.01		35.25		85.85		112.63
Allowance for loan losses as a percentage of precautionary and below loans(4)		18.41		22.51		25.38		41.80		39.21
Allowance for loan losses as a percentage of total loans		2.42		1.74		1.71		2.89		1.91
Substandard and below credits as a percentage of total credits(5)		2.31		1.44		1.00		3.57		1.66
Loans in Korean Won as a percentage of deposits in Korean Won(6)		74.94		83.36		96.35		99.37		99.30

Notes:

(1)	Represents the asset quality ratios of Shinhan Bank as of the dates indicated.

(2)	Represents the asset quality ratios of Shinhan Financial Group as of the dates indicated.

(3)	Substandard and below loans are defined in accordance with regulatory guidance in Korea, except excludes loans provided from Shinhan Bank’s trust accounts and confirmed guarantees and acceptances (including bills purchased and privately placed debentures). In 1999, as well as classifying credit quality into five categories, which are normal, precautionary, substandard, doubtful and estimated loss, in accordance with standards defined by the Financial Supervisory Commission, we also took into account the repayment capability of borrowers. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Banks”.

(4)	As defined by the Financial Supervisory Commission.

(5)	Credits include loans provided from our trust accounts (including bills purchased and privately placed debentures) and confirmed guarantees and acceptances, as well as the total loan portfolio of the banking accounts.

(6)	Under Korean GAAP, loans in Korean Won do not include bills bought in Won, advances for customers, credit card accounts, bonds purchased under resale agreements, call loans, private placement corporate bonds and loans in restructurings that have been swapped for equity in the restructured borrower.
Recent Accounting Pronouncements

FIN No. 46 and FIN No. 46R, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”
      In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation 46, which provides a new framework for identifying variable interest entities (“VIEs”) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of VIEs in its consolidated financial statements. FIN 46 requires VIEs to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIEs’ activities or entitled to receive a majority of the entity’s residual returns, or both.
      The provisions of FIN 46 were applicable to variable interests in VIEs created after January 31, 2003. Variable interest in VIEs created before February 1, 2003, were originally subject to the provisions of FIN 46 no later than July 1, 2003. In October 2003, the FASB issued guidance that provided for a deferral of the effective date of applying FIN 46 to entities created before February 1, 2003, to no later than December 31, 2003.
      In December 2003, the FASB issued a revision to FIN No. 46 (“FIN No. 46R”) to address certain technical corrections and implementation issues that had arisen since the issuance of FIN 46. More information related to the adoption of FIN 46 and FIN 46R is presented in Note 35 to our consolidated financial statements in “Item 18. Financial Statements — Notes to the consolidated financial statements of Shinhan Financial Group”.

Statement of Position No. 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”
      In December 2003, the American Institute of Certified Public Accountants issued Statement of Position No. 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (“SOP No. 03-3”). SOP No. 03-3 requires that loans purchased at a discount due to poor credit quality be recorded at fair value and prohibits the recognition of a loss accrual or valuation allowance at the time of purchase. SOP No. 03-3 also limits the yield that may be accreted to the excess of the undiscounted cash flows over the initial investment of the loan. Subsequent increases in expected cash flow are recognized prospectively through an adjustment of yield over its remaining life and decreases in expected cash flows are recognized as an impairment. SOP No. 03-3 is effective for loans acquired in fiscal years beginning after December 31, 2004. SOP No. 03-3 is not expected to have a material impact on the Group’s results of operations or financial condition.

SFAS No. 123 (revised 2004), “Share-Based Payment”
      In December 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment”, (“SFAS No. 123R), which revised SFAS 123 and supercedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”. Accounting and reporting under SFAS No. 123R is generally similar to the SFAS 123 approach, however, SFAS 123R requires all share-based payments, including grants of employee stock options, to be recognized in the income statement using a fair value-based method. SFAS No. 123R also amends SFAS No. 95, “Statement of Cash Flows,” requiring the benefits of tax deductions in excess of recognized cash flows to be reported as a financing cash flow, rather than as an operating cash flow as currently required. The Group plans to adopt SFAS No. 123R beginning January 1, 2006. The adoption of SFAS No. 123R is not expected to have a material impact on the Group’s results of operations or financial condition.

EITF No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”
      In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF No. 03-1 “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments (“EITF No. 03-1”). EITF No. 03-1 provides recognition and measurement guidance regarding when impairments of equity and debt securities are considered other than temporary thereby requiring a charge to earnings, and also requires additional annual disclosures for investments in unrealized loss positions.
      In September 2004, the FASB issued FASB Staff Position (“FSP”) EITF No. 03-1-1, which indefinitely delays the recognition and measurement provisions of EITF No. 03-1 pending the issuance of further implementation guidance. The proposed FSP addressing these issues is expected to be finalized in

2005. Accordingly, the impact of EITF 03-1, if any, to the Group’s investment portfolios will not be know until the final consensus is issued.

Staff Accounting Bulletin No. 105, “Application of Accounting Principles to Loan Commitments”
      In March 2004, the Securities Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 105, “Application of Accounting Principles to Loan Commitments” (“SAB No. 105”), which summarizes the views of the SEC staff regarding the application of U.S. GAAP to loan commitments accounted for as derivative commitments. SAB No. 105 states the value of the servicing asset should not be included in the estimates of fair values of interest rate lock commitments. The adoption of SAB No. 105 is effective for commitments entered into after March 31, 2004. The adoption of SAB No. 105 did not have a significant impact on the Group’s results of operations or financial condition.
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

2004

(In millions of
Won)
U.S. GAAP net income	W1,466,870
1. Provision for loan losses	(741,268)
2. Sale of loans and related recourse obligations to the Korea Asset Management Corporation	(13,976)
3. Deferred loan origination fees and costs	26,250
4. Write-off of other assets and receivables	(16,556)
5. Securities and derivatives for nontrading purposes
a. Changes in foreign exchange rates on available-for-sale securities	(132,914)
b. Impairment loss and reclassification of securities	(68,446)
c. Reversal of hedge accounting treatment for derivatives	10,724
6. Stock based compensation	2,351
8. Reclassification of leases	1,293
9. Equity method	(11,056)
10. Foreign currency translation	(5,635)
11. Derecognition and amortization and impairment of goodwill	(81,292)
13. Negative goodwill	685
14. Amortization of intangible assets	212,510
15. Recognition of minority interest	(82,594)
16. Reversal of asset revaluation	(15,957)
17. Adjustments for Redeemable Preferred Stock	128,233
18. Sale-leaseback	(10,471)
19. Others	(41,313)

Total of adjustments	(839,432)
Tax effect of adjustments	422,857

Korean GAAP net income	W1,050,295

2004

(In millions of
Won)
U.S. GAAP stockholders’ equity	W5,664,719
1. Allowance for loan losses	(600,065)
2. Sale of loans and related recourse obligations to the Korea Asset Management Corporation	(29,269)
3. Deferred loan origination fees and costs	(28,881)
4. Write-off of other assets and receivables	42,883
5. Securities and derivatives for nontrading purposes
a. Changes in foreign exchange rates on available-for-sale securities	107
b. Impairment loss and reclassification of securities	122,572
c. Reversal of hedge accounting treatment for derivatives	36,331
6. Stock based compensation	(3,868)
7. Formation of Shinhan Financial Group	(43,053)
8. Reclassification of leases	(180,410)
9. Equity method	(11,554)
10. Foreign currency translation	(4,070)
11. Derecognition and amortization and impairment of goodwill	(118,781)
12. Sale of Shinhan Securities	(10,642)
13. Negative goodwill	75,930
14. Amortization of intangible assets	280,588
15. Minority interest	65,540
16. Reversal of asset revaluation	114,387
17. Adjustments for Redeemable Preferred Stock	1,944,194
18. Sale-leaseback	21,519
19. Others	(15,837)

Total of adjustments	1,657,621
Tax effect of adjustments	512,884

Korean GAAP stockholders’ equity	W7,835,224

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

      Our reserve is established based on the following percentages as of December 31, 2004.

	Shinhan Bank		Chohung Bank

	Corporate	Consumer	Corporate	Consumer

	(Percentage)		(Percentage)
Normal	0.20-2.0	0.75	0.5	0.75
Precautionary	4.0	8.0	2.0	8.0
Substandard	20	20	20	20
Doubtful	95	55	95	55
Estimated Loss	100	100	100	100
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
      4. Korean GAAP permits banks to capitalize certain costs related to the collection of delinquent loans and reflect losses related to the misappropriation of bank assets by employees as receivables. The substantial majority of this adjustment relates to these two items. Under U.S. GAAP, such items must be expensed as incurred. This adjustment reflects the recognition of these items as expense during 2004.
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
      7. Under Korean GAAP, the formation of a holding company results in changes in Shinhan Bank’s original investment cost basis in its investees, whereas under U.S. GAAP, the transaction is accounted for under the purchase method with Shinhan Bank being the accounting acquirer, resulting in no change to Shinhan Bank’s original investment costs in Shinhan Capital, Shinhan Securities and Shinhan Investment Trust Management Company. In addition, under Korean GAAP, the value of consideration was measured based on the stock price on the consummation date of the acquisition, whereas under U.S. GAAP, the value of consideration was measured based on our average closing price on the Korea Exchange two days before and after the date the formation was agreed to and announced. Furthermore, costs that were directly related to the formation were expensed under Korean GAAP, whereas such costs were included in the cost of the formation under the U.S. GAAP. This adjustment reflects differences in the accounting related to the formation of the holding company under U.S. GAAP.
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
      13. Under Korean GAAP, negative goodwill arising in connection with an acquisition is not allocated as a reduction to non-monetary assets. Under U.S. GAAP, negative good will is first allocated as a reduction to non-current assets and any remaining amount is recorded as extraordinary gain.
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
      19. This adjustment reflects the effect of miscellaneous items that are individually immaterial.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
DIRECTORS AND SENIOR MANAGEMENT
Executive Directors
      Our executive directors are as follows.

Name	Age	Position	Director Since	Date Term Ends

Eung Chan Ra	67	Chairman of the Board of Directors and Head of Board Steering Committee	September 1, 2001	March 25, 2007
In Ho Lee	62	President and Chief Executive Officer and a member of the Board Steering Committee	September 1, 2001	March 25, 2007
Young Hwi Choi	60	Executive Director	March 31, 2003	March 25, 2007
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
      In Ho Lee is our President and Chief Executive Officer. Prior to being elected to his current position on May 17, 2005, he has served as a non-executive director of Shinhan Financial Group since the date of our inception. Mr. Lee previously served as President and Chief Executive Officer of Shinhan Bank. Mr. Lee first joined us as one of Shinhan Bank’s incorporators in 1982. Mr. Lee received a B.A. in economics from Yonsei University.
      Young Hwi Choi currently serves as our executive director. He served as President and Chief Executive Officer of Shinhan Financial Group between March 31, 2003 and May 16, 2005. He also served as Deputy President of Shinhan Bank before he joined Shinhan Financial Group in 2001. Mr. Choi began his banking career by joining the Bank of Korea in 1969. He served as a deputy director of the Ministry of Finance and Economy from 1978 until 1982, when he first joined us as one of the incorporators of Shinhan Bank. Mr. Choi received a B.A. in economics from Sungkyunkwan University.
Non-Executive Directors
      Non-executive directors are directors who are not our employees and do not hold executive officer positions in us. Outside directors are non-executive directors who also satisfy the requirements set forth under the Securities and Exchange Act to be independent of our major shareholders, affiliates and the management. Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting. Currently, 12 non-executive directors are in office, all of whom were nominated by our board of directors.

      Our non-executive directors are as follows.

Name	Age	Position	Director Since	Date Term Ends(1)

Young Seok Choi	76	Non-Executive Director	March 31, 2003	March 25, 2007
Yong Woong Yang	57	Non-Executive Director	March 25, 2004	March 25, 2007
Pyung Joo Kim	67	Outside Director	September 1, 2001	March 30, 2006
Il Sup Kim	59	Outside Director	March 31, 2003	March 30, 2006
Sang Yoon Lee	63	Outside Director	March 25, 2004	March 30, 2006
Yoon Soo Yoon	60	Outside Director	March 25, 2004	March 30, 2006
Shee Yul Ryoo	66	Outside Director	March 30, 2005	March 30, 2006
Byung Hun Park	77	Outside Director	September 1, 2001	March 30, 2006
Young Hoon Choi	76	Outside Director	March 30, 2005	March 30, 2006
Dong Hyun Kwon	69	Outside Director	March 25, 2004	March 30, 2006
Si Jong Kim	68	Outside Director	March 30, 2005	March 30, 2006
Philippe Reynieix	56	Outside Director	March 25, 2004	March 30, 2006

Note:

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.
      Young Seok Choi has been a non-executive director since March 31, 2003. Mr. Choi is the founding member and current Chief Executive Officer of AERTH 21. Mr. Choi received a B.A. in business from Meiji University of Japan. Mr. Choi previously served as a non-executive director of Shinhan Bank.
      Yong Woong Yang has been a non-executive director since March 25, 2004. Mr. Yang is currently the President of Doen. Mr. Yang previously served as an outside director of Shinhan Bank and Shinhan Financial Group. He received a B.A. from Chosun University.
      Pyung Joo Kim has been an outside director since the date of our inception. Mr. Kim currently serves as a professor of Korea Development Institute. Mr. Kim previously served as Dean of the Graduate School of International Studies at Sogang University and as President of Korean Economic Association and also served as an outside director of Shinhan Bank and chairman of the Merger Committee for the merger of Kookmin Bank and H&CB. Mr. Kim received a B.A. in economics from Seoul National University, an M.A. from Seoul National University and a Ph.D in economics from Princeton University in the United States.
      Il Sup Kim has been an outside director since March 31, 2003. Mr. Kim is currently the president of Dasan Accounting Corporation. Mr. Kim was a professor of Business Administration and served as Vice-President for Planning & Finance at Ewha Womans University. Mr. Kim previously served as Vice Chairman of Samil Accounting Corporation and as chairman of Korea Accounting Institute and Korea Accounting Standard Board. Mr. Kim received a B.A., MBA and Ph.D in business administration from Seoul National University.
      Sang Yoon Lee has been an outside director since March 25, 2004. Mr. Lee is currently the Representative Director and President of Nongshim Ltd., and serves as the Non-statutory Vice-Chairman of Korea Food Industry Association. He received a B.A. in Commerce from Seoul National University.
      Yoon Soo Yoon has been an outside director since March 25, 2004. Mr. Yoon is currently the Chairman/ CEO of Fila Korea Ltd. He received a B.A. in Political Science & Diplomacy from Hankuk University of Foreign Studies.
      Shee Yul Ryoo has been an outside director since March 30, 2005. Mr. Ryoo currently serves as an advisor of Shin & Kim, a Korean law firm. Mr. Ryoo previously served as President of Korea First Bank and as chairman of the Korea Federation of Banks. Mr. Ryoo received a bachelor of arts degree in law from Seoul National University.

      Byung Hun Park has been an outside director since the date of our inception. Mr. Park currently serves as the chairman of Daeseong Electric Industries Co., Ltd. Mr. Park previously served as the chairman of the Korean Residents Union in Japan. Mr. Park received a B.A. in economics and an LL.B. from Meiji University of Japan. Mr. Park also received an honorary Ph.D. in political science from Chung Ang University.
      Young Hoon Choi has been an outside director since March 30, 2005. Mr. Choi currently serves as chairman of EISHIN Group. Mr. Choi previously served as a non-executive director of Shinhan Bank. Mr. Choi received a bachelor of arts degree in law from Ritsumeikan University of Japan.
      Dong Hyun Kwon has been an outside director since March 25, 2004. Mr. Kwon is currently the Chairman of Aichi Shogin in Japan. He previously served as an outside director of Shinhan Bank and Shinhan Financial Group. Mr. Kwon graduated from Tsukyo Commercial High School in Japan.
      Si Jong Kim has been an outside director since March 30, 2005. Mr. Kim currently serves as a standing advisor to KANAGAWA Prefecture branch of Korean Residents Union in Japan and as chairman of Star Limited Corporation.
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
Executive Officers
      In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Age	Position

Jae Woo Lee	54	Senior Executive Vice President of Subsidiary Management Team I, Integration Management Team and Integration Planning Team (regarding Human Resource)
Chil Sun Hong	59	Senior Executive Vice President of Subsidiary Management Team II, Synergy Management Team, Audit & Compliance Team and Integration Planning Team (regarding Business Process Reengineering, Basel II and Customer Relation Management)
Byung Jae Cho	54	Chief Financial Officer and Senior Executive Vice President of Planning & Financial Management Team and Investor Relations Team
Baek Soon Lee	52	Senior Executive Vice President of Information & Technology Planning Team, Public Relations Team, General Service Team and Joint Procurement Planning Team
      None of the executive officers have any significant activities outside Shinhan Financial Group.
      Jae Woo Lee has been a Senior Executive Vice President since December 22, 2004. Mr. Lee currently serves as an outside director of Shinhan Bank and Chohung Bank. He previously served as Deputy President of Shinhan Bank. Mr. Lee graduated from Kunsan Commercial High School and studied business administration in Graduate School of Business Administration, Dongguk University.
      Chil Sun Hong has been a Senior Executive Vice President since September 5, 2003. Mr. Hong currently serves as an outside director of Shinhan Card. Mr. Hong previously served as Deputy President of Chohung Bank. Mr. Hong received a B.A. in business administration from Sungkyunkwan University.
      Byung Jae Cho has been the Chief Financial Officer and a Senior Executive Vice President since September 5, 2003. Mr. Cho currently serves as an outside director of Chohung Bank and Shinhan Capital. Mr. Cho previously served in various positions with Chohung Bank, including as a branch manager. Mr. Cho received a B.A. in business administration from Seoul National University.

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
COMPENSATION
      The aggregate remuneration paid and benefits-in-kind paid by us to our president and chief executive officer, our other executive directors, our non-executive directors and our executive officers for the year ended December 31, 2004 was W4,047 million, consisting of W2,686 million in salaries and wages and W1,361 million in bonus payments.
      We do not have service contracts with any of our directors or officers providing for benefits upon termination of their employment with us.
      We have granted stock options to our chairman, our president and chief executive officer and other directors and executive officers as described below in “— Share Ownership — Stock Options”. For our options granted prior to May 21, 2004, we will pay in cash the difference between the exercise and the market price at the date of exercise. For those options issued on or after May 21, 2004, we may either issue common stock or pay in cash the difference between the exercise and the market price at the date of exercise. These options contain restrictions on vesting, such as vesting only after two or three years after grant and continued employment for a specified period. Upon vesting, options may be exercised during the following three or four years.
      In 2004, we recognized W3,716 million as compensation expense for the stock options granted under our incentive stock option plan.
      Beginning on April 1, 1999, as a result of an amendment of the Korean National Pension Law, we contribute an amount equal to 4.5% of employee wages and contribute 4.5% of employees’ wages which are deducted from such wages to the National Pension Management Corporation. In accordance with our policy and the Korean Labor Standard Law, employees with one year or more of service are entitled, upon termination of employment, to receive a lump sum severance payment based upon the length of their service and the average of the last three months’ wages. We make provisions for accrued severance indemnities based upon the assumption that all employees terminate their employment with us at the same time. As of December 31, 2004, the provisions for accrued severance benefits were W176 billion (US$170 million), which represents 100.4% of the amount required under the Korean Labor Standard Law. By the end of 2005, we plan to deposit 57.4% of such provisions for accrued severance indemnities with insurance companies and other banks. Under Korean law, we may not terminate full time employees except under certain circumstances.
CORPORATE GOVERNANCE
      We are committed to high standards of corporate governance. We complied throughout the year with the corporate governance provisions of the Korean Commercial Code, the Financial Holding Companies Act of Korea, the Securities and Exchange Act and the Listing Rules of the Korea Exchange. We, like all other companies in Korea, must comply with the corporate governance provisions of the Korean Commercial Code. In addition, as a listed company, we are subject to the Securities and Exchange Act, and as a holding company, we are also subject to the Financial Holding Companies Act. In addition, each financial institution that is our subsidiary must comply with the corporate governance provisions of the relevant laws under which it was established.

Differences in Korean/ New York Stock Exchange corporate governance practices
      In November 2003, the U.S. Securities and Exchange Commission approved new corporate governance rules of the New York Stock Exchange (“NYSE”) for listed companies. Under these new rules, as a NYSE-listed foreign private issuer, we must disclose any significant ways in which its corporate governance practices differ from those followed by U.S. companies under NYSE listing standards. We believe the following to be the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to U.S. companies.
      U.S. companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The listing rules of the Korea Exchange require each company, at the time of its initial listing, to disclose information related to its corporate governance, such as its board of directors, internal audit, shareholder voting, and remuneration of officers and directors. The Korea Exchange, among other things, will review the corporate governance practices of the company in determining whether to approve such company for listing, Under the Korea Exchange listing rules and in accordance with the requirements prescribed under the Securities and Exchange Act, at least one-fourth of a listed company’s directors must be outside directors provided that there must be at least three outside directors. In the case of “Large Listed Company”, which is defined as a company that has total assets as of the end of the most recent fiscal year of W2 trillion or more, at least one-half of its directors must be outside directors and, pursuant to an amendment to the Securities and Exchange Act, more than one-half of a Large Listed Company’s directors must be outside directors effective from July 1, 2004. A Large Listed Company must also establish an audit committee of which at least two-thirds of its members must be outside directors and whose chairman must be an outside director. In addition, effective from December 31, 2003, at least one member of the audit committee who is an outside director must also be an accounting or financial expert, provided that companies have until the first occasion when its existing audit committee member is replaced for any reason or a new member is appointed to implement this change. A company that has failed to satisfy any of the foregoing requirements continuously for the past two years are prescribed by the Securities and Exchange Act to be delisted from the Korea Exchange. We qualify as a Large Listed Company under the Securities and Exchange Act and have complied with these corporate governance requirements throughout 2003.

Majority of Independent Directors on the Board
      Under the NYSE listing standards, independent directors must comprise a majority of the board of directors of a U.S. company listed on the NYSE. As a foreign private issuer, we are exempt from this requirement. The NYSE rules include detailed tests for determining director independence while the Financial Holding Companies Act of Korea, which we follow, prescribes a different standard for determining “outside” or “non-executive” directors. An “outside director” for purposes of the Financial Holding Companies Act and the Securities and Exchange Act means a director who does not engage in the regular affairs of the financial holding company, and who is elected at a shareholders meeting, after having been nominated by the outside director nominating committee. None of the largest shareholder, those persons “specially related to the largest shareholder of such company, persons who during the past two years have served as an officer or employee of such company, the spouses and immediate family members of an officer of such company, and certain other persons specified by law may qualify as an outside director of such company. Currently, our board of directors consists of fifteen directors, including ten outside directors. Of our fifteen directors, five directors satisfy the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act.

Executive Sessions
      Pursuant to the NYSE listing standards, non-management directors of U.S. companies listed on the NYSE must meet on a regular basis without management present and independent directors must meet separately at least once per year. While no such requirement currently exists under applicable Korean law or listing standards, pursuant to our board of directors regulations, outside directors are required to hold two exclusive sessions each year in order to promote the exchange of diverse opinions by outsider directors.

Nominating and Corporate Governance Committee
      Under the NYSE listing standards, U.S. companies listed on the NYSE are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. Under the Securities and Exchange Act, large listed companies, financial holding companies, commercial banks, and certain other financial institutions are required to have an outside director nominating committee of which at least one-half of its members must be outside directors. However, there is no requirement to establish a corporate governance committee under applicable Korean law. We currently have an outside director nomination committee and a board of directors administration committee which manage corporate governance practices applicable to us. The outside director nomination committee consists of five directors, including four outside directors. The chairman of the committee must be an outside director pursuant to our outside director nomination committee regulations. The board of director administration committee consists of five directors, including three outside directors.

Compensation Committee
      Under the NYSE listing standards, U.S. companies listed on the NYSE are required to have a compensation committee, composed entirely of independent directors. While no such requirement currently exists under applicable Korean law or listing standards, we have a compensation committee composed of five outside directors. Each member of the compensation committee satisfies the independent director requirements as set forth in Rule 10A-3 under the Exchange Act.

Establish Corporate Governance Guidelines and Adopt Code of Business Conduct and Ethics
      The NYSE listing standards require U.S. companies listed on the NYSE to establish corporate governance guidelines and to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. As a foreign private issuer, we are exempt from this requirement. While we have not adopted official corporate governance guidelines, our board of directors, outside director nomination committee and board of directors administration committee review and determine corporate policies as needed to ensure efficient and transparent corporate governance practices. Pursuant to the requirements of the Sarbanes-Oxley Act, we are in the process of adopting a Code of Ethics applicable to our Chairman & Chief Executive Officer and all other directors and executive officers including the Chief Financial Officer and the Chief Accounting Officer. In May 2005, our board of directors approved a code of ethics for such officers and we plan to implement the code as of July 1, 2005, together with an insider reporting system in compliance with Section 301 of the Sarbanes-Oxley Act. The code of ethics will be available on our website www.shinhangroup.com. We further plan to adopt a code of business conduct and ethics that applies to all of our employees in 2006.

Shareholder Approval of Equity Compensation Plans
      The NYSE listing standards require the shareholders of U.S. companies listed on the NYSE to approve all equity compensation plans. We currently have two equity compensation plans, consisting of a stock option plan for directors and key employees and the Employee Stock Ownership Plan for all employees. Stock options may be granted up to 20% of the total number of outstanding shares in accordance with the relevant rules set forth in our Articles of Incorporation. Under applicable Korean laws, granting of stock options requires a shareholder resolution. Shares under the Employee Stock Ownership Plan may be granted up to 1% of the total number of outstanding shares and without a shareholder resolution pursuant to applicable Korean laws.

Annual Certification of Compliance
      Lastly, a chief executive officer of a U.S. company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE listing rules applicable to foreign private issuers, we are not required to provide the NYSE with this annual compliance certification. However, in accordance with rules applicable to both U.S. companies and foreign private issuers, we are required to promptly notify the NYSE in writing after any executive officer becomes aware of any material noncompliance with the NYSE corporate governance standards applicable to us. Beginning in 2005, foreign private issuers, including us, are required to submit to the NYSE an annual written affirmation relating to compliance with Sections 303A.06 and 303A.11 of the NYSE listed company manual, which are the NYSE corporate governance standards applicable to foreign private issuers. All written affirmations must be executed in the form provided by the NYSE, without modification. In 2005, each foreign private issuer listed on the NYSE must submit to the NYSE an initial annual written affirmation no later than 30 days after July 31, 2005 (or August 30, 2005). In subsequent years, the annual written affirmation must be submitted within 30 days of the foreign private issuer’s filing of its annual report on Form 20-F with the SEC.
BOARD PRACTICES
Board of Directors
      Our board of directors, which currently consists of three executive directors and 12 non-executive directors, has the ultimate responsibility for the management of our affairs.
      Our articles of incorporation provide for no less than three but no more than 15 directors and the number of executive directors must be less than 50% of the total number of directors. All outside directors are elected for a one-year term of office, and all other directors are elected for a three-year term. Terms are renewable and are subject to the Korean Commercial Code, the Financial Holding Companies Act and related regulations.
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

Board Steering Committee
      The Board Steering Committee consists of five directors, consisting of Pyung Joo Kim, Byung Hun Park, Shee Yul Ryoo, together with the chairman of our Board of Directors and the president and chief executive officer. The committee is responsible for ensuring the efficient operations of the board and the facilitation of the board’s functions. The committee’s responsibilities also include reviewing and assessing the board’s structure and the effectiveness of that structure in fulfilling the board’s fiduciary responsibilities. The committee holds regular meetings every quarter.

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

Audit Committee
      The Audit Committee consists of five non-executive directors, consisting of Il Sup Kim, Young Seok Choi, Si Jong Kim, Dong Hyun Kwon and Sang Yoon Lee. The committee oversees our financial reporting, approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The committee holds regular meetings every quarter.

Outside Director Recommendation Committee
      The Outside Director Recommendation Committee consists of the chairman of our board of directors together with two to four directors, at least one-half of whom must also be outside directors. From February 2005 to March 2005, Byung Hun Park, Eung Chan Ra, Pyung Joo Kim, Dong Hyun Kwon and Yoon Soo Yoon acted as members of the Outside Director Recommendation Committee. This committee is responsible for recommending and nominating candidates for our outside director positions and related matters. The committee meetings are called by the chairman of this committee, who must be an outside director.

Compensation Committee
      The Compensation Committee consists of five independent directors, at least one-half of whom must also be outside directors. This committee currently consists of Yoon Soo Yoon, Pyung Joo Kim, Il Sup Kim, Sang Yoon Lee and Shee Yul Ryoo. This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee meetings are called by the chairman of this committee, who must be an outside director.
EMPLOYEES
      As of December 31, 2004, at the holding company level, we had approximately 87 regular employees employed, almost all of whom are employed within Korea. As of December 31, 2004, our subsidiaries had approximately 13,643 regular employees, almost all of whom are employed within Korea. In addition, as of December 31, 2004, we had four non-regular employee at the holding company level and approximately 2,758 non-regular employees at the subsidiary level. Of the total number of regular and non-regular employees at both the holding company and subsidiaries, 56.2% were managerial or executive employees. Approximately 3,686 employees at Shinhan Bank, 5,213 employees at Chohung Bank and 257 employees at Jeju Bank were members of Korea Financial Industry Union and 1,183 employees at Good Morning Shinhan Securities were members of Korea Securities Trade Union as of December 31, 2004. In June 2003, our then-proposed acquisition of Chohung Bank encountered opposition from the labor union of Chohung Bank, including through actions such as a strike. In connection with the finalization of our acquisition, our management, together with the managements of Korea Deposit Insurance Corporation and Chohung Bank, reached a written understanding with the labor union of Chohung Bank. Labor related issues relating to Chohung Bank will be resolved through consultation. See “Item 4. Information on the Company — Our Acquisition of Chohung Bank — The Acquisition”. Except for the foregoing, we have not experienced any general employee work stoppages and consider our employee relations to be good.

SHARE OWNERSHIP
      As of May 9, 2005, the persons who are currently our directors or executive officers, as a group, held an aggregate of 4,114,855 shares of our common stock representing approximately 1.29% of our outstanding common stock as of such date. None of these persons individually held more than 1% of our outstanding common stock as of such date.
Stock Options
      The following table is the breakdown of stock options with respect to our common stock that we have granted to our directors and officers, describing the grant dates, positions held by such directors and officers, exercise period, price and the number of options as of March 30, 2005, the date of our last shareholders’ meeting.

		Exercise Period			Number of	Percentage	Number of
				Exercise	Granted	of Shares	Exercised
Name and Position	Grant Date	From	To	Price	Options	Outstanding	Options

				(In Won)		(Percentage)
Shinhan Financial Group
Eung Chan Ra (Chairman of Board of Directors)	5/22/2002	5/23/2004	5/22/2008	W18,910	94,416	0.03%	0
	5/15/2003	5/16/2005	5/15/2009	11,800	95,390	0.03	0
	3/25/2004	3/25/2006	3/24/2009	21,595	100,000	0.03	0
	3/30/2005	3/30/2008	3/29/2012	28,006	100,000	0.03	0
In Ho Lee (President & CEO)	5/22/2002	5/23/2004	5/22/2008	18,910	32,162	0.01	0
Young Hwi Cho (Executive Director)	5/22/2002	5/23/2004	5/22/2008	18,910	47,208	0.02	0
	5/15/2003	5/16/2005	5/15/2009	11,800	85,851	0.03	0
	3/25/2004	3/25/2006	3/24/2009	21,595	90,000	0.03	0
	3/30/2005	3/30/2008	3/29/2012	28,006	90,000	0.03	0
Pyung Joo Kim (Outside Director)	3/30/2005	3/30/2008	3/29/2012	28,006	10,000	0.00	0
Il Sup Kim (Outside Director)	3/30/2005	3/30/2008	3/29/2012	28,006	10,000	0.00	0
Sang Hoon Lee (Outside Director)	3/30/2005	3/30/2008	3/29/2012	28,006	10,000	0.00	0
Yoon Soo Yoon (Outside Director)	3/30/2005	3/30/2008	3/29/2012	28,006	10,000	0.00	0
Shee Yul Ryoo (Outside Director)	3/30/2005	3/30/2008	3/29/2012	28,006	10,000	0.00	0
Jae Woo Lee (Senior Executive Vice President)	5/22/2002	5/23/2004	5/22/2008	18,910	18,873	0.01	0
	5/15/2003	5/16/2005	5/15/2009	11,800	19,290	0.01	0
	3/25/2004	3/25/2006	3/24/2009	21,595	20,000	0.01	0
	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01	0
Chil Sun Hong (Senior Executive Vice President)	3/25/2004	3/25/2006	3/24/2009	21,595	20,000	0.01	0
	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01	0
Byung Jae Cho (Senior Executive Vice President)	3/25/2004	3/25/2006	3/24/2009	21,595	20,000	0.01	0
	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01	0

		Exercise Period			Number of	Percentage	Number of
				Exercise	Granted	of Shares	Exercised
Name and Position	Grant Date	From	To	Price	Options	Outstanding	Options

				(In Won)		(Percentage)
Baek Soon Lee (Senior Executive Vice President)	5/22/2002	5/23/2004	5/22/2008	18,910	1,500	0.00	0
	5/15/2003	5/16/2005	5/15/2009	11,800	2,200	0.00	0
	3/25/2004	3/25/2006	3/24/2009	21,595	20,000	0.01	0
	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01	0
Shinhan Bank
Sang Hoon Shin (President & CEO)	5/22/2002	5/23/2004	5/22/2008	18,910	28,325	0.01	0
	5/15/2003	5/16/2005	5/15/2009	11,800	77,160	0.03	0
	3/25/2004	3/25/2006	3/24/2009	21,595	80,000	0.03	0
	3/30/2005	3/30/2008	3/29/2012	28,006	80,000	0.03	0
Jae Ho Cho (Director & Standing Auditor)	3/25/2004	3/25/2006	3/24/2009	21,595	20,000	0.01	0
	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01	0
Gwang Lim Youn (Deputy President)	5/22/2002	5/23/2004	5/22/2008	18,910	18,873	0.01	0
	5/15/2003	5/16/2005	5/15/2009	11,800	19,290	0.01	0
	3/25/2004	3/25/2006	3/24/2009	21,595	20,000	0.01	0
	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01	0
Min Ky Han (Deputy President)	5/22/2002	5/23/2004	5/22/2008	18,910	1,000	0.00	0
	5/15/2003	5/16/2005	5/15/2009	11,800	19,078	0.01	0
	3/25/2004	3/25/2006	3/24/2009	21,595	20,000	0.01	0
	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01	0
Do Heui Han (Deputy President)	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	0.00	0
	5/15/2003	5/16/2005	5/15/2009	11,800	19,290	0.01	0
	3/25/2004	3/25/2006	3/24/2009	21,595	20,000	0.01	0
	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01	0
Jin Won Suh (Deputy President)	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	0.00	0
	5/15/2003	5/16/2005	5/15/2009	11,800	2,200	0.00	0
	3/25/2004	3/25/2006	3/24/2009	21,595	20,000	0.01	0
	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01	0
Shin Keun Yang (Deputy President)	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	0.00	0
	5/15/2003	5/16/2005	5/15/2009	11,800	2,200	0.00	0
	3/25/2004	3/25/2006	3/24/2009	21,595	20,000	0.01	0
	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01	0
Sang Young Oh (Executive Vice President)	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	0.00	0
	5/15/2003	5/16/2005	5/15/2009	11,800	2,200	0.00	0
	3/25/2004	3/25/2006	3/24/2009	21,595	15,000	0.01	0
	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01	0

		Exercise Period			Number of	Percentage	Number of
				Exercise	Granted	of Shares	Exercised
Name and Position	Grant Date	From	To	Price	Options	Outstanding	Options

				(In Won)		(Percentage)
Hyu Won Lee (Executive Vice President)	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	0.00	0
	5/15/2003	5/16/2005	5/15/2009	11,800	2,200	0.00	0
	3/25/2004	3/25/2006	3/24/2009	21,595	1,800	0.00	0
	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01	0
Sang Woon Choi (Executive Vice President)	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	0.00	0
	5/15/2003	5/16/2005	5/15/2009	11,800	2,200	0.00	0
	3/25/2004	3/25/2006	3/24/2009	21,595	1,800	0.00	0
	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01	0
Eun Sik Kim (Executive Vice President)	5/22/2002	5/23/2004	5/22/2008	18,910	1,000	0.00	0
	5/15/2003	5/16/2005	5/15/2009	11,800	1,700	0.00	0
	3/25/2004	3/25/2006	3/24/2009	21,595	1,800	0.00	0
	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01	0
Chohung Bank
Dong Soo Choi (President & CEO)	3/30/2005	3/30/2008	3/29/2012	28,006	80,000	0.01	0
Jee Hong Yoo (Director & Standing Auditor)	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01	0
Bhang Gil Choi (Deputy President)	5/22/2002	5/23/2004	5/22/2008	18,910	18,883	0.01	0
	5/15/2003	5/16/2005	5/15/2009	11,800	19,078	0.01	0
	3/25/2004	3/25/2006	3/24/2009	21,595	30,000	0.01	0
	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01	0
Hee Soo Kim (Deputy President)	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	0.00	0
	5/15/2003	5/16/2005	5/15/2009	11,800	19,290	0.01	0
	3/25/2004	3/25/2006	3/24/2009	21,595	20,000	0.01	0
	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01	0
Kwang Yub Chung (Deputy President)	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01	0
Hong Hee Chae (Deputy President)	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01	0
Yong Uk O (Deputy President)	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01	0
Jeong Woo Chang (Deputy President)	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01	0
Jae Yoo Kim (Deputy President)	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01	0
In Joon Chaey (Deputy President)	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01	0
Chang Seong Moon (Deputy President)	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01	0
Sung Yoon Kim (Deputy President)	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01	0

Total					2,108,757	0.66%	0

      During 2000 and 2001, a number of our directors and executive officers received options to purchase common stock of Shinhan Bank. However, these options were not converted into options to purchase common stock of our holding company following our holding company restructuring in September 2001. Shinhan Bank was delisted from the Korea Exchange and is currently not listed elsewhere. On March 4, 2004, our shareholders resolved to settle these stock options for cash based on the market price calculated in reference to the market price of the common stock of our holding company. On March 12, 2004, all of our current directors and executive officers who then owned such stock options exercised the cash settlement option and received cash in the aggregate W5,265 million.
      During the past five years, a number of our directors and executive officers, in particular those of Chohung Bank, received options to purchase common stock of Chohung Bank. The following table is the breakdown of these stock options granted by Chohung Bank, describing the grant dates, position held by such director, exercise period, exercise price and the number of options as of March 30, 2005, the date of our last shareholders’ meeting.

		Exercise Period			Number of	Percentage	Number of
				Exercise	Granted	of Shares	Exercised
Grant Date	Position (Name)	From	To	Price	Options	Outstanding	Options

				(In Won)		(Percentage)
Shinhan Financial Group
3/27/2000	Senior Executive Vice President	3/28/2003	3/27/2006	W5,000	5,678	0.00%	0
3/9/2001	(Chil Sun Hong)	3/10/2004	3/9/2007	5,000	714	0.00	0
3/29/2002		3/30/2004	3/29/2007	5,600	15,600	0.00	0
3/29/2002		3/30/2004	3/29/2007	5,860	1,508	0.00	0
3/28/2003		3/29/2005	3/28/2008	5,260	6,450	0.00	0
3/28/2003		3/29/2005	3/28/2008	5,000	3,150	0.00	0
Chohung Bank
3/27/2000	President & CEO	3/28/2003	3/27/2006	5,000	15,897	0.00	0
3/25/2004	(Dong Soo Choi)	3/26/2006	3/25/2009	5,000	100,000	0.01	0
	Director & Standing Auditor
3/25/2004	(Ji Hong Yoo)	3/26/2006	3/25/2009	5,000	30,000	0.00	0
	Deputy President
3/25/2004	(Kwang Yub Chung)	3/26/2006	3/25/2009	5,000	30,000	0.00	0
	Deputy President
3/25/2004	(Hong Hee Chae)	3/26/2006	3/25/2009	5,000	30,000	0.00	0
	Deputy President
3/25/2004	(Yong Uk O)	3/26/2006	3/25/2009	5,000	30,000	0.00	0
	Deputy President
3/25/2004	(Jeong Woo Chang)	3/26/2006	3/25/2009	5,000	30,000	0.00	0
	Deputy President
3/25/2004	(Jae Yoo Kim)	3/26/2006	3/25/2009	5,000	30,000	0.00	0

	Total				328,997	0.05%	0

      In 2004, we acquired all of the minority shareholding in Chohung Bank that we did not own and delisted Chohung Bank from the Stock Market Division of the Korea Exchange. In consultation with the holders of these options, we agreed to settle these stock options in cash based on the difference between the market price of a common share of Chohung Bank (calculated based on an adjustment to the market price of a common share of Shinhan Financial Group as described below) and the exercise price of each of the stock options. Because Chohung Bank’s common shares were delisted, the market price of a common share of Chohung Bank will be derived by multiplying 0.1354 to the market price of a common share of Shinhan Financial Group.

      In addition, members of the employee stock ownership association have certain pre-emptive rights in relation to our shares that are publicly offered under the Securities and Exchange Act. As of June 20, 2005, our employee stock ownership association owned 2,310,089 shares of our common stock (including 1,943,014 shares paid for and currently held by us for the benefit of eligible employees subject to certain conditions for grant).

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
MAJOR SHAREHOLDERS
      The following table sets forth certain information relating to the share ownership of our common stock as of December 31, 2004.

	Number of Common	Percentage of Total
Name of Shareholder	Shares Held	Common Shares

Korea National Pension Fund	16,498,516	5.17%
BNP Paribas	13,557,832	4.25%
Euro-Pacific Growth Fund	12,570,230	3.94%
Emerging Market Growth	10,516,430	3.29%
Chohung Bank(1)	8,985,567	2.81%
Capital World Growth	8,155,100	2.55%
Templeton Foreign Fund	7,605,410	2.38%
Others	241,429,926	75.61%

Total(2)	319,319,011	100.00%

Notes:

(1)	In June 2004, we acquired 108,438,628 shares of common stock of Chohung Bank that we previously did not own through a cash tender offer and a small-scale share swap pursuant to Korean laws. In connection with the share swap transaction, we issued 14,682,590 new shares of our common stock to the existing shareholders of Chohung Bank in exchange for the shares of Chohung Bank’s common stock, of which 8,985,567 shares of our common stock was issued to Chohung Bank in exchange for its treasury shares. Chohung Bank acquired these treasury shares from its shareholders who dissented to the share swap at Chohung Bank’s shareholders’ meeting pursuant to the exercise by those dissenting shareholders the right to request Chohung Bank to purchase their shares in accordance with Korean law. Following this transaction, the total number of shares of our common stock increased to 309,083,890 shares. Under the Financial Holding Companies Act of Korea, the voting rights relating to the 8,985,567 shares of our common stock currently held by Chohung Bank in treasury are restricted. The newly issued 14,682,590 shares of our common stock were listed on the Stock Market Division of the Korea Exchange in July 2004.

(2)	Includes 10,235,121 shares of our common stock issued in exchange for the equity shares (both common and preferred shares) of Good Morning Shinhan Securities in connection with our obtaining the then minority interest in Good Morning Shinhan Securities in December 2004 through a cash tender offer and a small-scale share swap pursuant to Korean laws, of which 1,444 shares of our common stock was issued to Good Morning Shinhan Securities in exchange for its treasury shares. Good Morning Shinhan Securities acquired these treasury shares from its shareholders who dissented to the share swap at Good Morning Shinhan Securities’s shareholders’ meeting pursuant to the exercise by those dissenting shareholders the right to request Good Morning Shinhan Securities to purchase their shares in accordance with Korean law. Good Morning Shinhan Securities sold the 1,444 shares of our common stock that it held in March 2005. Following this transaction, the total number of shares of our common stock increased to 319,319,011 shares. The newly issued 10,235,121 shares of our common stock were listed on the Stock Market Division of the Korea Exchange in January 2005.

      The following table sets forth certain information relating to the share ownership of our redeemable preferred stock as of December 31, 2004.

	Number of Preferred	Percentage of Total
Name of Shareholder	Shares Held	Preferred Shares

Korea Deposit Insurance Corporation	46,583,961	88.59%
Strider Securitization Specialty Co., Ltd.	6,000,000	11.41

Total	52,583,961	100.00%

      In addition, we had a total of 44,720,603 shares of convertible redeemable preferred stock outstanding as of December 31, 2004, all of which were owned by Korea Deposit Insurance Corporation.
      Other than those listed above, no other shareholders owned more than 1% of our issued and outstanding shares. None of our shareholders have different voting rights.
      Currently, our total authorized share capital is 1,000,000,000 common stock, par value W5,000 per share. As of December 31, 2004, 319,319,011 common shares were issued.
      As of December 31, 2004, the latest date available on which we closed our shareholders’ registry, 345 shareholders of record were in the United States, holding in the aggregate 31.1% of our then total outstanding shares (including Citibank, as the depositary for our global depositary shares, each representing two shares of our common stock).
      In September 2003, we issued 1,864,065 additional shares of our common stock to BNP Paribas. See “— Related Party Transactions” below.
RELATED PARTY TRANSACTIONS
      None of our directors or officers have or had any interest in any transactions effected by us that are or were unusual in their nature or conditions or significant to our business which were effected during the current or immediately preceding year or were effected during an earlier year and remain in any respect outstanding or unperformed.
      In December 2001, BNP Paribas acquired 4.00% of our common stock in return for an investment of approximately W155 billion in cash pursuant to an alliance agreement. As of December 31, 2002, BNP Paribas owned 4.00% of our common stock. Under the terms of the alliance agreement, for so long as BNP Paribas does not sell or otherwise transfer (except to any of its wholly-owned subsidiaries) any portion of its ownership interest in our common stock and maintains, after any issuances of new shares by us from time to time, its shareholding percentage of not less than 3.5% of our issued common stock, we are required to call a meeting of our shareholders to recommend that one nominee of BNP Paribas be elected to our board of directors. In addition, under the alliance agreement, BNP Paribas has the right to subscribe for new issuances of our common shares in the event that such new issuances would result in the dilution of the shareholding percentage of BNP Paribas below 3.5%. Although BNP Paribas still owns 4.25% of our common stock, the shareholding percentage (on a diluted basis taking into account the Redeemable Convertible Preferred Stock) of BNP Paribas fell to 3.469% following our acquisition of Chohung Bank and as a result of our issuance of Redeemable Convertible Preferred Stock to Korea Deposit Insurance Corporation as part of the purchase price. BNP Paribas exercised its right to subscribe for new issuances of our common shares under the alliance agreement. As a result, in September 2003, we issued 1,864,065 additional shares of our common stock to BNP Paribas. The alliance agreement further sets forth the parties’ intention to enter into a number joint ventures, in particular in the business areas relating to investment trust management and bancassurance, pursuant to which we have formed Shinhan BNP Paribas Investment Trust Management and SH&C Life Insurance.
      As of December 31, 2004, the outstanding balance of beneficiary certificates invested into Shinhan BNP Paribas Investment Trust were W2,333 billion.

      As of May 20, 2005, we had principal loans outstanding to our directors, executive officers and their affiliates in the principal amount of W187 billion, which were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.

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
Legal Proceedings
      As of March 31, 2005, Shinhan Bank and Chohung Bank were joint defendants in three different court proceedings. While we are unable to predict the ultimate disposition of these claims, the ultimate disposition of these claims will not, in the opinion of management, have a material adverse effect on us. Neither we nor any of our subsidiaries is involved in any material litigation, arbitration or administrative proceedings relating to claims which may have a significant effect on our financial condition or results of operations, including the financial condition or results of operations of Shinhan Bank, Chohung Bank or our other consolidated subsidiaries, and we are not aware of any such litigation, arbitration or administrative proceeding that is pending or threatened except as described below.
      In October 2001, the trustees of the TRA Rights Trust (as sole successor in interest to Seagate) instituted litigation against several defendants, including Shinhan Bank. The plaintiff argued that Shinhan Bank is jointly and severally liable for damages as it had actively participated in certain financing activities that contributed to the fraudulent inflation of the revenues, income and assets as reflected in the financial statements of L&H Korea, a principal subsidiary of Lernout & Hauspie (“L&H”). The plaintiff seeks damages for the impact of the fraud on the price of L&H shares and, in particular, treble damages in the amount of approximately US$167 million under Racketeer Influenced and Corrupt Organizations, one of its alleged causes of claim (“Filler Case”).
      In April 2001, L&H also lodged a criminal complaint with the prosecutor’s office in Korea against one of Shinhan Bank’s branch managers, along with branch managers of other Korean banks, alleging aiding and abetting a criminal act of fraud in connection with this matter. The branch managers were subsequently found not guilty and the criminal complaint was dismissed on February 20, 2002.
      In addition, in November 2001, Stonington Partners Inc., Stonington Capital Appreciation 1994 Fund L.P. and Stonington Holdings, L.L.C., the former shareholders of L&H, instituted litigation against several defendants, including Shinhan Bank, alleging the same causes of action against Shinhan Bank under the same operative facts as the above-described litigation. (“Stonington Case”) These plaintiffs seek compensatory damages for the impact of the fraud on the price of L&H shares, and punitive damages to be determined at trial. Alleging the same cause of action, Janet Baker, James Baker, JKBaker LLC and JMBaker LLC also instituted litigation against several defendants, including Shinhan Bank, in March 2002. (“Baker Case”) However, the plaintiffs of the latter two cases withdrew their claims filed in the State of Massachusetts in September 2002 recognizing the lack of jurisdiction. In October 2002, the plaintiffs in the

Baker Case and the Stonington Case brought their complaints to the State of New York. In June 2003, the court dismissed the Stonington Case in its entirety on procedural grounds. As for the Baker Case and the Filler Case, the court ruled that the plaintiffs could not claim damages under the RICO Act and the securities laws of the United States and subsequently dismissed such complaint. The common law fraud claims survived the dismissal but, in October 2004, the court issued its final decision generally in favor of the defendants. In February 2002, the plaintiffs appealed this decision and the appellate proceedings are currently in process. No assurance can be given that appellate courts will not overturn the trial court’s decision or issue rulings that are materially adverse to us.
      In addition to the proceedings described above, Chohung Bank also claimed sovereign immunity from these lawsuits reinstituted in the courts of the State of New York on the ground that Korea Deposit Insurance Corporation, an entity controlled by the Korean government, owned and controlled Chohung Bank at the time this cause of action arose. In early 2003, the court granted judgment in favor of Chohung Bank on the grounds that its sovereign immunity applies under the Foreign Sovereign Immunity Act. In July 2003, these rulings were overturned by the court, to which we subsequently appealed. A hearing was held on April 2, 2004 to review this appeal but the court dismissed the appeal in August 2004. As a result, Chohung Bank were rejoined as parties to these lawsuits. We currently plan to appeal these decisions to the Court of Appeals of New York.
      We believe that the transactions with L&H Korea were conducted in the ordinary course of our banking practices, where the transaction involved a customary secured lending without any financing for receivables. We intend to vigorously defend against any additional claims or appeals.

ITEM 9.	THE OFFER AND LISTING
MARKET PRICE INFORMATION AND TRADING MARKET
Market Prices of Common Stock and ADSs
      Our shares of common stock were listed on the Korea Exchange on September 10, 2001. The Korea Exchange is the principal trading market for our shares of common stock. As of the date hereof, we have 319,319,011 shares of common stock issued (including 8,998,017 shares of common stock held in the form of treasury shares). Our American depositary shares have been listed on the New York Stock Exchange since September 16, 2003 and are identified by the symbol “SHG”. The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Korea Exchange for our common stock since September 10, 2001, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our American depositary shares since September 16, 2003.

	Korea Exchange				New York Stock Exchange

	Closing Price per				Closing Price per
	Common Stock				ADS
				Average Daily			Average Daily
	High	Low		Trading Volume	High	Low	Trading Volume

				(Shares)			(ADSs)
2001 (from September 10)	W17,550	W	9,400	1,654,506	—	—	—
Third Quarter (from September 10)	11,650		9,400	1,180,076	—	—	—
Fourth Quarter	17,550		10,100	1,771,170	—	—	—
2002	20,600		11,450	1,639,306	—	—	—
First Quarter	20,450		16,300	2,050,143	—	—	—
Second Quarter	20,600		16,150	1,745,556	—	—	—
Third Quarter	18,150		13,850	1,152,088	—	—	—
Fourth Quarter	14,650		11,450	1,631,030	—	—	—
2003	19,700		9,500	1,408,358	—	—	—
First Quarter	13,650		9,500	1,504,051	—	—	—
Second Quarter	13,900		10,100	1,592,993	—	—	—
Third Quarter(1)	18,300		12,500	1,341,422	$31.40	$27.40	2,944
Fourth Quarter	19,700		15,650	1,200,222	32.75	27.70	2,900
2004	23,400		15,200	1,372,443	45.65	26.50	6,039
First Quarter	23,050		18,000	1,894,713	39.63	30.80	6,566
Second Quarter	21,250		15,700	1,355,687	40.80	27.60	5,111
Third Quarter	23,400		15,200	1,154,295	37.20	26.50	6,798
Fourth Quarter	23,750		20,500	1,117,511	45.65	35.90	5,655
2005 (through June 23)	29,750		23,400	1,216,454	60.43	44.00	12,102
January	26,150		23,400	1,475,594	51.30	44.00	9,100
February	29,750		25,550	1,468,088	60.40	50.50	14,468
March	29,650		26,900	1,135,699	60.43	51.26	17,818
April	27,650		25,750	1,122,803	55.65	50.50	11,171
May	25,800		24,100	1,148,780	53.00	48.51	10,219
June (through June 23)	27,350		25,750	925,892	54.14	51.55	9,065

Source: Korea Exchange; New York Stock Exchange

(1)	Trading of our American depositary shares on the New York Stock Exchange commenced on September 16, 2003.

The Korean Securities Market

The Korea Exchange
      Pursuant to the Korea Stock and Futures Exchange Act, as of January 27, 2005, Korea Exchange unified the Korea Stock Exchange, which began its operations in 1956, the Korea Securities Dealers Automated Quotation (“KOSDAQ”), which began its operation in July 1, 1996 by the Korea Securities Dealers Association, and the Korea Futures Exchange (as an exchange operating futures market and options market), which began its operation in February 1, 1999.
      The Korea Exchange was established in a form of a limited liability stock company in accordance with the Korean Commercial Code with the minimum paid-in capital of W100 billion in accordance with the Korea Stock and Futures Exchange Act. The Korea Exchange is presently the only exchange in Korea that serves as a spot market and a futures market. It operates and supervises three market divisions, the Stock Market Division, the KOSDAQ Market Division, and the Futures Market Division. It has its principal office in Pusan.
      The Korea Exchange has been introduced to support the national economy by (i) making the capital market more effective, (ii) reducing transaction fees to investors or users and (iii) integrating computer networks used for transaction.
      Even though the Korea Stock and Futures Exchange Act prescribed that the Korea Exchange be established in a form of a limited liability stock company, the Korea Exchange is expected to play a public role as a public organization. In order to safeguard against a possible conflict, the Korea Stock and Futures Exchange Act placed restrictions on the ownership and operation of the Korea Exchange as follows:

•	Any person’s ownership of shares in the Korea Exchange is limited to 5% or less except for an investment trust company or investment company established under the Act on Business of Operating Indirect Investment and Assets, or the Korean government. However, upon prior approval from the Financial Supervisory Commission, more than 5% ownership in Korea Exchange is permitted if necessary for forming strategic alliance with a foreign stock or futures exchange;

•	The number of outside directors on the board of directors of the Korea Exchange shall be more than half of the number of total directors;

•	Any amendment to the articles of incorporation, transfer or consolidation of business, business split, stock swap in its entirety or transfer of shares in its entirety of the Korea Exchange will receive prior approval from the Ministry of Finance and Economy; and

•	In the event the minister of Ministry of Finance and Economy determines that the chief executive officer of the Korea Exchange is not appropriate for the position, the minister of the Ministry of Finance and Economy can request the Korea Exchange upon reasonable cause, within one month from the chief executive officer’s election, to dismiss the chief executive officer. Subsequently, the chief executive officer will be suspended from performing his duties and the Korea Exchange will elect a new chief executive officer within two months from the request.
      As of June 23, 2005, the aggregate market value of equity securities listed on the Stock Market Division of the Korea Exchange was approximately W470 trillion. The average daily trading volume of equity securities for 2004 was approximately 373 million shares with an average transaction value of W2.2 trillion.
      The Korea Exchange has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security. The Korea Exchange also restricts share price movements. All listed companies are required to file accounting reports annually, semiannually and quarterly and to release immediately all information that may affect trading in a security.
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
      The Korea Exchange publishes the Korea Composite Stock Price Index (“KOSPI”) every thirty seconds, which is an index of all equity securities listed on the Korea Exchange. On January 4, 1983, the method of computing KOSPI was changed from the Dow Jones method to the aggregate value method. In the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.
      Historical movements in KOSPI are set out in the following.

	Opening	High	Low	Closing

1980	100.00	119.36	100.00	106.87
1981	97.95	165.95	93.14	131.37
1982	123.60	134.49	106.00	127.31
1983	122.52	134.46	115.59	121.21
1984	116.73	142.46	114.37	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005 (through June 23)	893.71	1,022.79	870.84	1,010.80

Source: The Korea Exchange
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

      With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights”, permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Exchange to 15% of the previous day’s closing price of the shares, rounded down as set out below:

Rounded Down
Previous Day’s Closing Price	to Won

Less than 5,000	5
5,000 to less than 10,000	10
10,000 to less than 50,000	50
50,000 to less than 100,000	100
100,000 to less than 500,000	500
500,000 or more	1,000
      As a consequence, if a particular closing price is the same as the price set by the fluctuation limit, the closing price may not reflect the price at which persons would have been prepared, or would be prepared to continue, if so permitted, to buy and sell shares. Orders are executed on an auction system with priority rules to deal with competing bids and offers.
      Due to deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Korea Exchange by the securities companies. In addition, a securities transaction tax of 0.15% of the sales price will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares on the Korea Exchange. A special agricultural and fishery tax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Korea Exchange. See “Item 10. Additional Information — Taxation — Korean Taxation”.
      The number of companies listed on the Korea Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table.

		Total Market Capitalization			Average Daily Trading Volume, Value
	Number of
	Listed	(Millions of		(Thousands of	Thousands of	(Millions of		(Thousands of
Year	Companies	Won)		Dollars)(1)	Shares	Won)		Dollars)(1)

1979	355	W	2,609,414	$5,391,351	5,382	W	4,579	$4,641
1980	352		2,526,553	3,828,691	5,654		3,897	5,905
1981	343		2,959,057	4,224,207	10,565		8,708	12,433
1982	334		3,000,494	4,407,711	9,704		6,667	8,904
1983	328		3,489,654	4,386,743	9,325		5,941	7,468
1984	336		5,148,460	6,222,456	14,847		10,642	12,862
1985	342		6,570,404	7,380,818	18,925		12,315	13,834
1986	355		11,994,233	13,924,115	31,755		32,870	38,159
1987	389		26,172,174	33,033,162	20,353		70,185	88,584
1988	502		64,543,685	94,348,318	10,367		198,364	289,963
1989	626		95,476,774	140,489,660	11,757		280,967	414,431
1990	669		79,019,676	110,301,055	10,866		183,692	256,500
1991	686		73,117,833	96,182,364	14,022		214,263	281,850
1992	688		84,711,982	107,502,515	24,028		308,246	391,175
1993	693		112,665,260	139,419,948	35,130		574,048	676,954
1994	699		151,217,231	191,729,721	36,862		776,257	984,223
1995	721		141,151,399	182,201,367	26,130		487,762	629,614
1996	760		117,369,988	139,031,021	26,571		486,834	575,733

		Total Market Capitalization		Average Daily Trading Volume, Value
	Number of
	Listed	(Millions of	(Thousands of	Thousands of	(Millions of	(Thousands of
Year	Companies	Won)	Dollars)(1)	Shares	Won)	Dollars)(1)

1997	776	70,988,897	50,161,742	41,525	555,759	392,707
1998	748	137,798,451	114,090,455	97,716	660,429	471,432
1999	725	349,503,966	305,137,040	278,551	3,481,620	3,039,654
2000	704	188,041,490	148,393,204	306,154	2,602,159	2,053,796
2001	589	255,850,070	192,934,221	473,241	1,947,420	1,506,236
2002	683	258,680,756	215,445,465	857,245	3,041,598	2,533,820
2003	684	355,362,626	298,121,331	542,010	2,216,636	1,859,594
2004	683	412,588,139	398,597,371	372,895	2,232,109	2,156,419
2005 (through June 23)	679	469,504,884	446,934,683	439,760	2,454,600	2,336,602

Source: The Korea Exchange
Note:

(1)	Converted at the Market Average Exchange Rate at the end of the periods indicated.
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

Further Opening of the Korean Securities Market
      A stock index futures market was opened on May 3, 1996, and a stock index option market was opened on July 7, 1997, in each case at the Korea Exchange. Remittance and repatriation of funds in connection with investment in stock index futures and options are subject to regulations similar to those that govern remittance and repatriation in the context of foreign portfolio investment in Korean stocks.
      In addition, the Korea Exchange opened new option markets for seven individual stocks (Samsung Electronics, SK Telecom, KT, KEPCO, POSCO, Kookmin Bank and Hyundai Motor Company) in January 2002. Non-Koreans are permitted to invest in such options for individual stocks subject to certain procedural requirements.
      Starting from May 1, 1996, foreign investors were permitted to invest in warrants representing the right to subscribe for shares of a company listed on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange, subject to certain investment limitations. A foreign investor may not acquire such warrants with respect to shares of a class of a company for which the ceiling on aggregate investment by foreigners has been reached or exceeded.
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

      Currently, foreigners are permitted to invest in securities including shares of all Korean companies which are not listed on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange and in bonds which are not listed.

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
      When a customer places a sell order with a securities company which is not a member of the Korea Exchange and this securities company places a sell order with another securities company which is a member of the Korea Exchange, the customer is still entitled to the proceeds of the securities sold received by the non-member company from the member company regardless of the bankruptcy or reorganization of the non-member company.
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
      In addition, under the Securities and Exchange Act, the Korea Exchange is obliged to indemnify any loss or damage incurred by a counterparty as a result of a breach by its members. If a securities company which is a member of the Korea Exchange breaches its obligation in connection with a buy order, the Korea Exchange is obliged to pay the purchase price on behalf of the breaching member. Therefore, the customer can acquire the securities that have been ordered to be purchased by the breaching member.
      As the cash deposited with a securities company is regarded as belonging to the securities company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the securities company if a bankruptcy or reorganization procedure is instituted against the securities company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that the Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors up to W50 million per depositor per financial institution in case of the securities company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. The premiums related to this insurance are paid by securities companies. Pursuant to the Securities and Exchange Act, as amended, securities companies are required to deposit the cash received from its customers with the Korea Securities Finance Corporation, a special entity established pursuant to the Securities and Exchange Act. Set-off or attachment of cash deposits by securities companies with the Korea Securities Finance Corporation is prohibited. In addition, in the event of bankruptcy or dissolution of the securities company, the cash so deposited shall be withdrawn and paid to the customer senior to other creditors of the securities company.

ITEM 10.	ADDITIONAL INFORMATION
ARTICLES OF INCORPORATION
Description of Capital Stock
      This section provides information relating to our capital stock, including brief summaries of material provisions of our articles of incorporation, the Korean Commercial Code, the Securities and Exchange Act, the Financial Holding Companies Act and certain related laws of Korea, all as currently in effect. The following summaries are subject to the articles of incorporation and the applicable provisions of the Securities and Exchange Act, the Korean Commercial Code, and certain other related laws of Korea.

General
      As of December 31, 2004, our authorized share capital is 1,000,000,000 shares. Our articles of incorporation provide that we are authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares of common stock. Furthermore, through an amendment of the articles of incorporation, we have created new classes of shares, in addition to the common shares and the preferred shares. See “— Description of Redeemable Preferred Stock”. As of December 31, 2002, 2003 and 2004, 292,361,125 shares, 294,401,300 shares and 319,319,011 shares, respectively, of common stock were issued. Of these amounts, as of December 31, 2002, 2003 and 2004, we held 29,874,062 shares, 29,986,159 shares and 8,998,017 shares, respectively, of common stock as treasury shares. All of the 1,444 treasury shares held by Good Morning Shinhan Securities were sold in March 2005.
      In June 2004, we acquired 108,438,628 shares of common stock of Chohung Bank that we previously did not own through a cash tender offer and a small-scale share swap pursuant to Korean laws. In connection with this share swap transaction, we issued 14,682,590 new shares of our common stock to the existing shareholders of Chohung Bank in exchange for the shares of Chohung Bank’s common stock, of which 8,985,567 shares of our common stock was issued to Chohung Bank in exchange for its treasury shares. Chohung Bank acquired these treasury shares from its shareholders who dissented to the share swap at Chohung Bank’s shareholders’ meeting pursuant to the exercise by those dissenting shareholders the right to request Chohung Bank to purchase their shares in accordance with Korean law. Following this transaction, the total number of shares of our common stock increased to 309,083,890 shares. Under the Financial Holding Companies Act of Korea, the voting rights relating to the 8,985,567 shares of our common stock currently held by Chohung Bank in treasury are restricted. The newly issued 14,682,590 shares of our common stock were listed on the Korea Exchange in July 2004.
      In December 2004, we acquired the then minority interest in Good Morning Shinhan Securities that we previously did not own through a cash tender offer and a small-scale share swap pursuant to Korean laws. In connection with this share swap transaction, we issued 10,235,121 new shares of our common stock to the existing shareholders of Good Morning Shinhan Securities in exchange for the equity shares (both common and preferred shares) of Good Morning Shinhan Securities, of which 1,444 shares of our common stock was issued to Good Morning Shinhan Securities in exchange for its treasury shares. Good Morning Shinhan Securities acquired these treasury shares from its shareholders who dissented to the share swap at Good Morning Shinhan Securities’s shareholders’ meeting pursuant to the exercise by those dissenting shareholders the right to request Good Morning Shinhan Securities to purchase their shares in accordance with Korean law. Good Morning Shinhan Securities sold the 1,444 shares of our common stock that it held in March 2005. Following this transaction, the total number of shares of our common stock increased to 319,319,011 shares. The newly issued 10,235,121 shares of our common stock were listed on the Stock Market Division of the Korea Exchange in January 2005.
      Other than the redeemable preferred stock and the redeemable convertible preferred stock discussed below, no shares of preferred stock were issued and outstanding as of December 31, 2004. All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form. As of the date hereof, our authorized but unissued share capital consists of 583,376,425 shares. We may issue the unissued shares without further shareholder approval but subject to a board resolution as provided in the articles of incorporation. See “— Preemptive Rights and Issuance of Additional Shares” and “— Distribution of Free Shares”. Share certificates are issued in denominations of one, five, ten, 50, 100, 500, 1,000 and 10,000 shares.

Dividends
      Dividends are distributed to shareholders in proportion to the number of shares of the relevant class of capital stock owned by each shareholder following approval by the shareholders at an annual general meeting of shareholders. We pay full annual dividends on newly issued shares (such as the shares representing the American depositary shares) for the year in which the new shares are issued. We declare our dividend annually at the annual general meeting of shareholders which is held within three months after the end of the fiscal year. The annual dividend must be paid to the shareholders of record as of the end of the preceding fiscal year within one month after the annual general meeting. Annual dividends may be distributed either in cash or in shares provided that shares must be distributed at par value and, if the market price of the shares is less than their par value, dividends in shares may not exceed one-half of the annual dividend. Under the Korean Commercial Code we do not have an obligation to pay any annual dividend unclaimed for five years from the payment date.
      In addition, the Korean Commercial Code and our Articles of Incorporation provide that we may pay interim dividends once during each fiscal year (in addition to the annual dividends). Unlike annual dividends, interim dividends may be paid upon the resolution of the board of directors and are not subject to shareholder approval. The interim dividends, if any, will be paid to the shareholders of record at 12:00 a.m. midnight, July 1 of the relevant fiscal year in cash.
      Under the Korean Commercial Code, an interim dividend shall not be more than the net assets on the balance sheet of the immediately preceding fiscal period, after deducting (i) the capital of the immediately preceding fiscal period, (ii) the sum of the capital reserve and legal reserve accumulated up to the immediately preceding fiscal period, (iii) the amount of earnings for dividend payment confirmed at the general shareholders’ meeting of the immediately preceding fiscal period, (iv) other special reserves accumulated up to the immediately preceding fiscal period, either pursuant to the provisions of the Articles of Incorporation or to the decision of the general meeting of shareholders, and (v) amount of legal reserve that should be set aside for the current fiscal period following the interim dividend payment.
      The Financial Holding Companies Act and the regulations thereunder provide that a financial holding company shall not pay an annual dividend unless it has set aside in its legal reserve an amount equal to at least one-tenth of its net income after tax and shall set aside such amount in its legal reserve until its legal reserve reaches at least the aggregate amount of its stated capital.
      For information regarding Korean taxes on dividends, see “— Taxation — Korean Taxation”.

Distribution of Free Shares
      In addition to permitting dividends in the form of shares to be paid out of retained or current earnings, the Korean Commercial Code permits a company to distribute to its shareholders, in the form of free shares, an amount transferred from the capital surplus or legal reserve to stated capital. These free shares must be distributed to all of the shareholders pro rata. Our articles of incorporation provide that the same types of preferred shares to be distributed to the holders of preferred shares in case of distribution of free shares. For information regarding the treatment under Korean tax laws of free share distributions, see “— Taxation — Korean Taxation — Dividends on Shares of Common Stock or American Depositary Shares”. Holders of American depositary receipts will be able to participate in distributions of free shares to the extent described in “Item 12. Description of Securities other than Equity Securities — Description of the American Depositary Receipts — American Depositary Shares — Dividends and Distributions”.

Preemptive Rights and Issuance of Additional Shares
      Unless otherwise provided in the Korean Commercial Code, a company may issue authorized but unissued shares at such times and upon such terms as the board of directors of the company may determine. The company must offer the new shares on uniform terms to all shareholders who have preemptive rights and who are listed on the shareholders’ register as of the record date. Our shareholders are entitled to subscribe for any newly issued shares in proportion to their existing shareholdings. However, as provided in the articles of incorporation, we may issue new shares by resolution of board of directors to persons other than existing shareholders if those shares are (1) publicly offered pursuant to relevant provisions of the Securities and Exchange Act (where the number of such shares so offered may not exceed 50% of our total number of issued shares); (2) preferentially allocated to the members of our employee stock ownership association pursuant to relevant provisions of the Securities and Exchange Act; (3) issued for the purpose of issuing depositary receipts pursuant to relevant provisions of the Securities and Exchange Act (where the number of such shares so issued may not exceed 50% of our total number of issued shares); (4) issued to directors or employees as a result of exercise of stock options we granted to them pursuant to the Securities and Exchange Act; (5) issued to a securities investment company authorized to exclusively engage in the financial business pursuant to the Financial Holding Companies Act; or (6) issued to any specified foreign investors, foreign or domestic financial institutions or alliance companies for managerial needs such as introduction of advanced financial technology, improvement of its or subsidiaries’ financial structure and funding or strategic alliance (where such number of shares so issued may not exceed 50% of our total number of issued shares). Under the Korean Commercial Code, a company may vary, without stockholders’ approval, the terms of such preemptive rights for different classes of shares. Public notice of the preemptive rights to new shares and the transferability thereof must be given not less than two weeks (excluding the period during which the shareholders’ register is closed) prior to the record date. We will notify the shareholders who are entitled to subscribe for newly issued shares of the deadline for subscription at least two weeks prior to the deadline. If a shareholder fails to subscribe on or before such deadline, the shareholder’s preemptive rights will lapse. Our board of directors may determine how to distribute shares in respect of which preemptive rights have not been exercised or where fractions of shares occur.
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

General Meeting of Shareholders
      There are two types of general meetings of shareholders: annual general meetings and extraordinary general meetings. We are required to convene our annual general meeting within three months after the end of each fiscal year. Subject to a board resolution or court approval, an extraordinary general meeting of shareholders may be held when necessary or at the request of the holders of an aggregate of 3% or more of our outstanding common shares or at the request of our audit committee. In addition, under the Securities and Exchange Act of Korea, an extraordinary general meeting of shareholders may be held at the request of the shareholders holding shares for at least 6 months of an aggregate of 3% (1.5% in case of a listed company whose capital at the end of the latest business year is W100 billion or more) or more of the outstanding shares with voting rights of the company, subject to a board resolution or court approval. Furthermore, under the Financial Holding Companies Act of Korea, an extraordinary general meeting of shareholders may be held at the request of the shareholders holding shares for at least 6 months of an aggregate of 1.5% (0.75% in the case of a financial holding company (i) whose total assets at the end of the latest financial year is W5 trillion or more and (ii) who is in control of two or more subsidiaries, each with total assets of W2 trillion or more) or more of the outstanding shares of the company, subject to a board resolution or court approval. Holders of non-voting shares may be entitled to request a general meeting of shareholders only to the extent the non-voting shares have become enfranchised as described under “— Voting Rights” below (hereinafter referred to as “enfranchised non-voting shares”). Meeting agendas are determined by the board of directors or proposed by holders of an aggregate of 3% or more of the outstanding shares with voting rights by way of a written proposal to the board of directors at least six weeks prior to the meeting. In addition, under the Securities and Exchange Act, the meeting agenda may be proposed by the shareholders holding shares for at least 6 months of an aggregate of 1% (0.5% in the case of a listed company whose capital at the end of the latest business year is W100 billion or more) or more of the outstanding shares of the company. Furthermore, under the Financial Holding Companies Act, the meeting agenda may be proposed by the shareholders holding shares for at least 6 months of an aggregate of 0.5% (0.25% in the case of a financial holding company (i) whose total assets at the end of the latest financial year is W5 trillion or more and (ii) who is in control of two or more subsidiaries, each with total assets of W2 trillion or more) or more of the outstanding shares of the company. Written notices stating the date, place and agenda of the meeting must be given to the shareholders at least two weeks prior to the date of the general meeting of shareholders; provided, that, notice may be given to holders of one per cent or less of the total number of issued and outstanding shares which are entitled to vote, by placing at least two public notices at least two weeks in advance of the meeting in at least two daily newspapers. Currently, we use The Korea Economic Daily and Maeil Business Newspaper for the publication of such notices. Shareholders who are not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders, and they are not entitled to attend or vote at such meeting. Holders of enfranchised non-voting shares who are on the shareholders’ register as of the record date are entitled to receive notice of the general meeting of shareholders and they are entitled to attend and vote at such meeting. Otherwise, holders of non-voting shares are not entitled to receive notice of or vote at general meetings of shareholders.
      The general meeting of shareholders is held at our head office (which is our registered head office) or, if necessary, may be held anywhere in the vicinity of our head office.

Voting Rights
      Holders of common shares are entitled to one vote for each share. However, voting rights with respect to common shares that we hold and common shares that are held by a corporate shareholder, where more than one-tenth of the outstanding capital stock is directly or indirectly owned by us, may not be exercised. Unless stated otherwise in a company’s articles of incorporation, the Korean Commercial Code permits holders of an aggregate of 3% (under the Securities and Exchange Act, 1% in case of a company which total capital as at the end of the latest fiscal year is W2 trillion or more) or more of the outstanding shares with voting rights to request cumulative voting when electing two or more directors. Our articles of incorporation currently do not prohibit cumulative voting. The Korean Commercial Code and the articles of incorporation provide that an ordinary resolution may be adopted if approval is obtained from the holders of at least a majority of those common shares present or represented at such meeting and such majority also represents at least one-fourth of the total of our issued and outstanding common shares. Holders of non-voting shares (other than enfranchised non-voting shares) are not entitled to vote on any resolution or to receive notice of any general meeting of shareholders unless the agenda of the meeting includes consideration of a resolution on which such holders are entitled to vote. If our general shareholders’ meeting resolves not to pay to holders of preferred shares the annual dividend as determined by the board of directors at the time of issuance of such shares, the holders of preferred shares will be entitled to exercise voting rights from the general shareholders’ meeting following the meeting adopting such resolution to the end of a meeting to declare to pay such dividend with respect to the preferred shares. Holders of enfranchised preferred shares have the same rights as holders of common shares to request, receive notice of, attend and vote at a general meeting of shareholders.
      The Korean Commercial Code provides that to amend the articles of incorporation (which is also required for any change to the authorized share capital of the company) and in certain other instances, including removal of a director of a company, dissolution, merger or consolidation of a company, transfer of the whole or a significant part of the business of a company, acquisition of all of the business of any other company or issuance of new shares at a price lower than their par value, a special resolution must be adopted by the approval of the holders of at least two-thirds of those shares present or represented at such meeting and such special majority also represents at least one-third of the total issued and outstanding shares with voting rights of the company.
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

Rights of Dissenting Shareholders
      Pursuant to the Securities and Exchange Act, in certain limited circumstances (including, without limitation, if we transfer all or any significant part of our business or if we merge or consolidate with another company), dissenting holders of shares have the right to require us to purchase their shares. Pursuant to the Financial Holding Companies Act and the Korean Commercial Code, if a financial holding company acquires a new direct or indirect subsidiary through the exchange or transfer of shares, the dissenting holders of such shares have the right to require us to purchase their shares. To exercise such a right, shareholders must submit to us a written notice of their intention to dissent prior to the general meeting of shareholders. Within 20 days (or 10 days under certain circumstances according to the Financial Holding Companies Act) after the date on which the relevant resolution is passed at such meeting, such dissenting shareholders must request in writing that we purchase their shares. We are obligated to purchase the shares of dissenting shareholders within one month after the end of such request period at a price to be determined by negotiation between the shareholder and us. If we cannot agree on a price with the shareholder through such negotiations, the purchase price will be the arithmetic mean of (1) the weighted average of the daily share prices on the Korea Exchange for two months prior to the date of the adoption of the relevant board of directors’ resolution, (2) the weighted average of the daily share prices on the Korea Exchange for one month prior to the date of the adoption of the relevant board of directors’ resolution and (3) the weighted average of the daily share prices on the Korea Exchange for one week prior to the date of the adoption of the relevant board of directors’ resolution. However, the Financial Supervisory Commission may adjust such price if we or at least 30% of the dissenting shareholders do not accept such purchase price.

Register of Shareholders and Record Dates
      We maintain the register of our shareholders at our transfer agent’s in Seoul, Korea. Korea Securities Depository, as our transfer agent, registers transfers of shares on the register of shareholders upon presentation of the share certificates.
      The record date for annual dividends is December 31. For the purpose of determining the holders of shares entitled to annual dividends, the register of shareholders may be closed for the period from January 1 of each year up to the date of the annual shareholders’ meeting for the immediately preceding financial year. Further, the Korean Commercial Code and the articles of incorporation permit us upon at least two weeks’ public notice to set a record date and/or close the register of shareholders for not more than three months for the purpose of determining the shareholders entitled to certain rights pertaining to the shares. The trading of shares and the delivery of certificates in respect thereof may continue while the register of shareholders is closed.

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
      The holders of the Redeemable Convertible Preferred Stock may, at their option, convert all or part of any outstanding Redeemable Convertible Preferred Stock into our shares of common stock at any time during the conversion period. The conversion period for the Redeemable Convertible Preferred Stock is from the first year anniversary of the issuance date until the fourth year anniversary of the issuance date. The number of Common Shares to be issued conversion shall be the same as the number of Redeemable Convertible Preferred Stock subject to conversion.

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
      Under the Securities and Exchange Act, we must file with the Financial Supervisory Commission and the Korea Exchange an annual report within 90 days after the end of our fiscal year, a half-year report within 45 days after the end of the first six months of our fiscal year and quarterly reports within 45 days after the end of the first three months and nine months of our fiscal year, respectively. Copies of such reports are available for public inspection at the Financial Supervisory Commission and the Korea Exchange.

Transfer of Shares
      Under the Korean Commercial Code, the transfer of shares is effected by the delivery of share certificates. In order to assert shareholders’ rights against us, the transferee must have his name and address registered on the register of shareholders. For this purpose, shareholders are required to file with us their name, address and seal. Nonresident shareholders must notify us of the name of their proxy in Korea to which our notice can be sent. Under the Financial Supervisory Commission regulations, nonresident shareholders may appoint a standing proxy and may not allow any person other than the standing proxy to exercise rights regarding the acquired share or perform any task related thereto on his behalf, subject to certain exceptions. Under current Korean regulations, certain qualified securities companies and banks in Korea (including licensed branches of non-Korean securities companies and banks) and the Korea Securities Depository are authorized to act as agents and provide related services. Certain foreign exchange controls and securities regulations apply to the transfer of shares by nonresidents or non-Koreans. See “— Exchange Controls”. As to the ceiling on the aggregate shareholdings of a single shareholder and persons who stand in a special relationship with such shareholder, please see “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Restriction on Financial Holding Company Ownership”.

Acquisition of our Shares
      We generally may not acquire our own shares except in certain limited circumstances, including, without limitation, a reduction in capital.
      Notwithstanding the foregoing restrictions, pursuant to the Securities and Exchange Act and regulations under the Financial Holding Companies Act, we may purchase our own shares on the Korea Exchange or through a tender offer, subject to the restrictions that (1) the aggregate purchase price of such shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year less the amounts of dividends and reserves for such fiscal year, and (2) the purchase of such shares shall meet the requisite capital ratio under the Financial Holding Companies Act and the guidelines issued by the Financial Supervisory Commission.
      In general, under the Financial Holding Companies Act, subsidiaries are not permitted to acquire our shares.

Liquidation Rights
      In the event we are liquidated, the assets remaining after the payment of all debts, liquidation expenses and taxes will be distributed to shareholders in proportion to the number of shares held. Holders of preferred shares may have preferences in liquidation.

EXCHANGE CONTROLS
General
      The Foreign Exchange Transaction Act of Korea and the Presidential Decree and regulations under that Act and Decree, which we refer to collectively as the “Foreign Exchange Transaction Laws” herein, regulate investment in Korean securities by nonresidents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, nonresidents may invest in Korean securities only to the extent specifically allowed by these laws or otherwise permitted by the Ministry of Finance and Economy of Korea. The Financial Supervisory Commission has also adopted, pursuant to its authority under the Securities and Exchange Act, regulations that restrict investment by foreigners in Korean securities and regulate issuance of securities outside Korea by Korean companies.
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
Reporting Requirements for Holders of Substantial Interests
      Under the Securities and Exchange Act, any person whose direct or beneficial ownership of our common stock with voting rights, whether in the form of shares of common stock or American depositary shares, certificates representing the rights to subscribe for shares and equity-related debt securities including convertible bonds and bonds with warrants (which we refer to collectively as “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5% or more of the total outstanding shares (plus Equity Securities of us held by such persons) is required to report the status of the holdings and the purpose of the holdings (for example, whether the intent is to seek management control) to the Financial Supervisory Commission and the Korea Exchange within five business days after reaching the 5% ownership interest. In addition, any change in the ownership interest subsequent to the report that equals or exceeds 1% of the total outstanding Equity Securities or change in the purpose of the holdings is required to be reported to the Financial Supervisory Commission and the Korea Exchange within five business days from the date of the change (within ten days of the following month in which the change occurred, in the case of an institutional investor with no intent to seek management control). Furthermore, the above reporting requirement applies to a person who has already reported the ownership of the stock accounting for 5% or more of the total outstanding shares (plus equity securities of us held by such persons) but has changed its intent to seek management control.
      Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and/or a loss of voting rights with respect to that portion of ownership of Equity Securities exceeding 5% in violation of such reporting requirements. In addition, the Financial Supervisory Commission may order the disposal of the unreported Equity Securities. Any persons who reports management control as the purpose for its holdings is prohibited from acquiring additional shares of the issuer or from exercising voting rights for the following five days from the reporting date.
      In addition to the reporting requirements described above, any person whose direct or beneficial ownership of our stock accounts for 10% or more of the total issued and outstanding stock (which we refer to as a “major stockholder”) must report the status of his/her shareholding to the Korea Securities Futures Commission and the Korea Exchange within ten days after he/she becomes a major stockholder. In addition, any change in the ownership interest subsequent to the report must be reported to the Korea Securities Futures Commission and the Korea Exchange within the 10th day of the month following the month in which the change occurred. Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment. Any single stockholder or persons who stand in a special relationship with such stockholder that acquire more than 10% (4% in case of non-financial business group companies) of the voting stock of a Korean bank pursuant to the Bank Act will be subject to reporting or approval requirements. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Restriction on Financial Holding Company Ownership.”
Restrictions Applicable to Shares
      As a result of amendments to the Foreign Exchange Transaction Laws and Financial Supervisory Commission regulations (which we refer to collectively as the “Investment Rules”) adopted in connection with the stock market opening from January 1992 and after that date, foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange, unless prohibited by specific laws. Foreign investors may trade shares listed on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange only through the Korea Exchange, except in limited circumstances, including:

•	odd-lot trading of shares;

•	acquisition of shares by foreign companies as a result of a merger;

•	acquisition of shares (which we refer to as “Converted Shares”) by exercise of warrants, conversion rights or exchange rights under bonds with warrants, convertible bonds or exchangeable bonds or withdrawal rights under depositary receipts issued outside of Korea by a Korean company;

•	acquisition of shares as a result of inheritance, donation, bequest or exercise of stockholders’ rights, including preemptive rights or rights to participate in free distributions and receive dividends;

•	sale or purchase of securities through a public bidding among large number of bidders;

•	acquisition of shares by exercising rights granted under a covered warrant;

•	over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded subject to certain exceptions; and

•	acquisition or disposition of shares in connection with a tender offer.
      For over-the-counter transactions of shares between foreigners outside the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange for shares with respect to which the limit on aggregate foreign ownership has been reached or exceeded, a securities company licensed in Korea must act as an intermediary. Odd-lot trading of shares outside the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange must involve a licensed securities company in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions involving borrowed securities with respect to shares which are subject to a foreign ownership limit.
      The Investment Rules require a foreign investor who wishes to invest in shares on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange (including Converted Shares and shares being issued for initial listing on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange) to register its identity with the Financial Supervisory Service prior to making any such investment; however, the registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition of the Converted Shares. Upon registration, the Financial Supervisory Service will issue to the foreign investor an investment registration card, which must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an investment registration card include foreign nationals who have not been residing in Korea for a consecutive period of six months or more, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the Ministry of Finance and Economy under the Securities and Exchange Act. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea for the purpose of investment registration. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.
      Upon a foreign investor’s purchase of shares through the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange, no separate report by the investor is required because the investment registration card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange (as discussed above) must be reported by the foreign investor or his standing proxy to the governor of the Financial Supervisory Service at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the governor of the Financial Supervisory Service by the securities company engaged to facilitate such transaction. A foreign investor may appoint a standing proxy from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), asset management companies, futures trading companies and internationally recognized custodians which will act as a standing proxy to exercise stockholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. Generally, a foreign investor may not permit any person, other than its standing proxy, to exercise rights relating to his shares or perform any tasks related thereto on his behalf. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the governor of the Financial Supervisory Service in cases deemed inevitable by reason of conflict between laws of Korea and the home country of the foreign investor.
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

Dividends on Shares of Common Stock or American Depositary Shares
      We will generally deduct Korean withholding tax from dividends paid to you at a rate of 27.5%. However, if you are a resident of a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. For example, if you are a qualified resident of the United States for purposes of the income tax treaty currently in effect between Korea and the United States and you are the “beneficial owner” of a dividend, a reduced withholding tax rate of 16.5% will generally apply.
      In order to obtain the benefits of a reduced withholding tax rate under a tax treaty, you must submit to us, prior to the dividend payment date, such certificate of residence for the purpose of the tax treaty as may be required by the Korean tax authorities. Certificate of residence may be submitted to us through the depositary bank. In addition, effective July 1, 2002, to obtain the benefit of a non-taxation or tax exemption available under applicable tax treaties, you must submit an application for non-taxation or tax exemption prior to the time of the first dividend payment, together with a certificate of your tax residence issued by a competent authority of your tax residence country. Excess taxes withheld may not be recoverable even if you subsequently produce evidence that you were entitled to have tax withheld at a lower rate.
      If we distribute to you free shares representing a transfer of certain capital reserves or certain asset revaluation reserves into paid-in-capital, such distribution may be deemed a dividend which is subject to Korean tax.

Taxation of Capital Gains
      You may be exempt from Korean taxation on capital gains recognized from the sale of our shares effected through the Korea Exchange, if you have owned, together with certain related parties, less than 25% of our total issued and outstanding shares during the year of sale and the five calendar years before the year of sale. According to a ruling issued by the Korean taxation authorities, capital gains earned by a nonresident or foreign corporation without any Korean permanent establishment from the transfer of American depositary shares to other nonresidents or foreign corporations which have no permanent establishment in Korea are not subject to Korean taxation. In addition, capital gains earned by a nonresident or foreign corporations from the transfer of American depositary shares outside of Korea are exempt from Korean taxation provided that the issuance of American depositary shares is deemed to be an overseas issuance under the Tax Incentives Limitation Law.
      If you are subject to tax on capital gains with respect to a sale of American depositary shares, or of shares of common stock which you acquired as a result of a withdrawal, your gain will be calculated based on your cost of acquiring the American depositary shares although there are no specific Korean tax provisions or rulings on this issue. In the absence of the application of a tax treaty which exempts capital gains taxes , the amount of Korean tax imposed on your capital gains will be the lesser of 11.0% of the gross realization proceeds or, subject to the production of satisfactory evidence of the acquisition cost of the American depositary shares, 27.5% of the net capital gain.
      If you sell your shares of common stock or American depositary shares, the purchaser or, in the case of the sale of shares of common stock through a licensed securities company in Korea, the licensed securities company is required to withhold Korean tax from the sales price in an amount equal to 11.0% of the gross realization proceeds and to make payment of this amount to the Korean tax authorities, unless you establish your entitlement to an exemption under an applicable tax treaty or produce satisfactory evidence of your acquisition cost for the shares of common stock or the American depositary shares. To obtain the benefit of an exemption pursuant to a tax treaty, you must submit to the purchaser or the securities company, or through the depositary bank, as the case may be, prior to the time of payment, such certificate of your tax residence as the Korean tax authorities may require in support of your claim for treaty protection. Effective July 1, 2002, in order to qualify for the exemption under a tax treaty, a nonresident seller must submit an application for non-taxation or tax exemption together with a certificate of residence issued by a competent tax authority of the seller’s country of tax residence prior to the time of payment of the gross realization proceeds . Excess taxes withheld may not be recoverable even if you subsequently produce evidence that you were entitled not to have any taxes withheld.

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

Securities Transaction Tax
      If you transfer shares of common stock, you will be subject to a securities transaction tax at the rate of 0.15% and an agriculture and fishery special tax at the rate of 0.15% of the sale price of the shares of common stock when traded on the Stock Market Division of the Korea Exchange. In addition, if your transfer is not made on the Stock Market Division of the Korea Exchange, subject to certain exceptions, you will be subject to a securities transaction tax at the rate of 0.5%.
      To date, the imposition of the securities transaction tax has not been enforced on transfers of American depositary shares, however, the Ministry of Finance and Economy issued a ruling on February 25, 2004 to the Korean National Tax Service, in which it held that depositary receipts fall under the meaning of share certificates that are subject to the same securities transaction tax. In this ruling, the Ministry of Finance and Economy treats transfers of depositary receipts equally with the transfer of the underlying Korean shares. In light of this ruling, the securities transaction tax that would be due on transfers of American depositary shares will be 0.5% of the sales price of the American depositary shares, unless the American depositary shares are listed or registered on the New York Stock Exchange, NASDAQ National Market, Tokyo Stock Exchange, London Stock Exchange, Deutsche Stock Exchange or other such stock exchange utilizing trading by standardized procedure and method pursuant to the Presidential Decree of the Securities and Exchange Act and regulations thereof, and transfer of the American depositary shares takes place on such exchange.
      The securities transaction tax, if applicable, must be paid in principle by the transferor of the shares on the rights to subscribe to such shares. When the transfer is effected through a securities settlement company or a securities company, such settlement company or securities company is generally required to withhold and pay the tax to the Korean tax authority. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities company, the transferee is required to withhold the securities transaction tax and pay it to the Korean tax authority. The failure to file the securities transaction tax return will result in a penalty of 10% of the tax due and the failure to pay the securities transaction tax will result in a penalty of 10.95% per annum of the tax due for the days outstanding. The penalty is imposed on the party responsible for paying the securities transaction tax or, if the securities transaction tax is to be paid via withholding, the penalty is imposed on the party that has the withholding obligation.
United States Taxation
      The following summary describes the material United States federal tax considerations for beneficial owners of our shares or American depositary receipts that hold the shares or American depositary receipts as capital assets and are “U.S. holders”. You are a “U.S. holder” if you are for U.S. federal income tax purposes:
      (i) an individual citizen or resident of the United States;
      (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or District of Columbia;
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
      This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) and regulations, rulings and judicial decisions thereunder as of the date hereof, which are subject to change, perhaps retroactively. It is for general purposes only and you should not consider it to be tax advice. In addition, it is based in part on representations by the depositary and assumes that each obligation under the Deposit Agreement will be performed in accordance with its terms. This summary does not represent a detailed description of all the federal tax consequences to you in light of your particular circumstances. In addition, it does not represent a detailed description of the U.S. federal tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws including if you are:

•	a bank;

•	a dealer in securities or currencies;

•	a financial institution or an insurance company

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt entity;

•	a trader in securities that has elected to use a mark-to-market method of accounting for your securities holdings;

•	a person holding shares or American depositary receipts as part of a hedging, conversion, constructive sale or integrated transaction or a straddle;

•	a person liable for the alternative minimum tax;

•	an investor in a pass-through entity;

•	a person who owns 10% or more of our voting stock; or

•	a person whose functional currency is not the U.S. dollar.
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

Distributions on Shares or American Depositary Receipts
      The gross amount of distributions on our shares or American depositary receipts (including amounts withheld to reflect Korean withholding tax) will be taxable as dividends to the extent of our current and accumulated earnings and profits (as determined under U.S. federal income tax principles). Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day you actively or constructively receive it, in the case of our shares, or the day actively or constructively received by the depositary, in the case of American depositary receipts. Such dividends will not be eligible for the dividends-received deduction.
      With respect to non-corporate U.S. holders, certain dividends received before January 1, 2009 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the current income tax treaty between the United States and Korea meets these requirements, and we believe we are eligible for the benefits of that treaty. However, a foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or American depositary receipts backed by such shares) that are readily tradable on an established securities market in the United States. Our shares will generally not be considered readily tradable for these purposes. U.S. Treasury Department guidance indicates that our American depositary receipts, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. There can be no assurance that our American depositary receipts will be considered readily tradable on an established securities market in later years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Internal Revenue Code of 1986, as amended (the “Code”) will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. If you are a non-corporate U.S. holder, you should consult your own tax advisor regarding the application of these rules given your particular circumstances.

      The amount of any dividend paid in Korean Won will equal the U.S. dollar value of the Korean Won received calculated by reference to the exchange rate in effect on the date you receive the dividend, in the case of our shares, or the date received by the depositary, in the case of American depositary receipts, regardless of whether the Korean Won are converted into U.S. dollars. If the Korean Won received are not converted into U.S. dollars on the day of receipt, you will have a basis in the Korean Won equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Korean Won will be treated as U.S. source ordinary income or loss.
      Subject to certain significant conditions and limitations, Korean taxes withheld from dividends (at the rate provided in the treaty) may be treated as foreign income tax eligible for credit against your U.S. federal income tax liability. See “— Korean Taxation — Dividends on Shares of Common Stock or American Depositary Shares” for discussion of the treaty rate. Korean taxes withheld in excess of the rate provided in the treaty will not be eligible for credit against your federal income tax until you exhausts all effective and practical remedies to recover such excess withholding, including the seeking of competent authority assistance from the U.S. Internal Revenue Service. For purposes of the foreign tax credit, dividends paid on our shares or American depositary receipts will be treated as income from sources without the United States and will generally constitute “passive income.”
      Further, in certain circumstances, if you have held our shares or American depositary shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on our shares or American depositary receipts. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
      To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of our shares or the American depositary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of our shares or American depositary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any Korean withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes.
      Distributions of our shares or rights to subscribe for our shares that are received as part of a pro rata distribution to all of our shareholders generally may not be subject to U.S. federal income tax. Consequently such distributions will not give rise to foreign source income and you will not be able to use the foreign tax credit arising from any Korean withholding tax unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other income derived from foreign sources. The basis of the new common stock or rights so received will be determined by allocating your basis in our old shares between our old shares and our new shares or rights received, based on their relative fair market value on the date of distribution. However, the basis of the rights will be zero if (i) the fair market of the rights is less than 15 percent of the fair market value of our old shares at the time of distribution, unless the taxpayer elects to determine the basis of our old shares and of the rights by allocating between the old shares and our new shares the adjusted basis of our old shares or (ii) the rights are not exercised and thus expire.

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
      The 50% of value test is based on the average of the value of our assets for each quarter during the taxable year. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% by value of another company’s stock, we will be treated, for purposes of the passive foreign investment rules, as owning our proportionate share of the assets and receiving our proportionate share of the income of that company.
      If we are a passive foreign investment company for any taxable year during which you hold our shares or American depositary receipts, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from the sale or other disposition (including a pledge) of our shares or American depositary receipts. These special tax rules generally will apply even if we cease to be a passive foreign investment company in future years. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for our shares or American depositary receipts will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for our shares or American depositary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we are a passive foreign investment company, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
      Alternatively, you could make a mark-to-market election, under which in lieu of being subject to the passive foreign investment company rules discussed above, you will include gain on our shares or American depositary receipts as ordinary income, provided that our shares or American depositary receipts are regularly traded on a qualified exchange or other market. Our shares are listed on the Korea Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the shares are or will continue to be “regularly traded” for purposes of the mark-to-market election. Our American depositary receipts are currently listed on the New York Stock Exchange, which constitutes a qualified market, although there can be no assurance that the American depositary receipts are or will be “regularly traded”. If you made a valid mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your passive foreign investment company shares or American depositary receipts at the end of the year over your adjusted tax basis in the shares or American depositary receipts. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the shares or American depositary receipts over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.
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

Estate and Gift Taxation
      Korea may impose an inheritance tax on your heir who receives our shares (and possibly American depositary receipts), even if the decedent was not a citizen or resident of Korea. See “— Korean Taxation — Inheritance Tax and Gift Tax”. The amount of any inheritance tax paid to Korea may be eligible for credit against the amount of U.S. federal estate tax imposed on the estate of a U.S. holder. Korea may also impose a gift tax. The Korean gift tax generally will not be treated as a creditable foreign tax for U.S. tax purposes. You should consult your tax advisor regarding the consequences of the imposition of the Korean inheritance of gift tax.

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
      An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, or the Exchange Act) as of December 31, 2004.
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
      Based upon the evaluation referred to above, our Chief Executive Officer and Chief Financial Officer concluded, subject to the limitations noted above, that the design and operation of our disclosure controls and procedures as of December 31, 2004 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.
      There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluations except that we are currently in the process of developing, with the assistance of a third party advisory firm, an evaluation system to enable our management to evaluate the effectiveness of our internal control over financial reporting (as defined under Rules 13a-15(c) and 15d-15(c) under the Securities Exchange Act of 1934). We expect this evaluation system, which is expected to be based on a suitable, recognized control framework (including the COSO framework) and will include measures to meet the PCAOB II requirements, to be completed in terms of system development in June 2005, have a test run in the second half of 2005 and commence operation in January 2006. Once completed, we will use this evaluation system to identify deficiencies and weaknesses, if any, in our internal control over financial reporting, and, to the extent any significant deficiencies or material weaknesses are identified, we plan to take corrective actions, as appropriate, in the future.

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
      Section 406 of the Sarbanes-Oxley Act of 2002 requires us either to adopt a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions or, if no such code of ethics has been adopted, to disclose the reason for not adopting such a code. In May 2005, our board of directors approved a code of ethics for such officers and we plan to implement the code as of July 1, 2005, together with an insider reporting system in compliance with Section 301 of the Sarbanes-Oxley Act. The code of ethics will be available on our website www.shinhangroup.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
      The following table sets forth the aggregate fees billed for professional services rendered by Samil PricewaterhouseCoopers for the year ended December 31, 2003, and for KPMG Samjong Accounting Corp. for the year ended December 31, 2004, our principal accountants for the respective period, depending on the various types of services and a brief description of the nature of such services.

	Aggregate Fees Billed
	During the Year Ended
	December 31,

Type of Services	2003		2004		Nature of Services

	(In millions of Won)
Audit fees	W	9,116	W	4,451	Audit service for Shinhan Financial Group and its subsidiaries.
Audit-related fees		1,713		28	Accounting advisory service.
Tax fees		52		209	Tax return and consulting advisory service.
All other fees		85		—	All other services which do not meet the three categories above.

Total	W	10,966	W	4,688

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

Page

Audited consolidated financial statements of Shinhan Financial Group prepared in accordance with U.S. GAAP
Report of KPMG Samjong Accounting Corp., Independent Registered Public Accounting Firm, on the consolidated financial statements of Shinhan Financial Group	F-2
Report of Samil PricewaterhouseCoopers, Independent Registered Public Accounting Firm, on the consolidated financial statements of Shinhan Financial Group	F-3
Consolidated balance sheets as of December 31, 2003 and 2004 of Shinhan Financial Group	F-4
Consolidated statements of income for the years ended December 31, 2002, 2003 and 2004 of Shinhan Financial Group	F-6
Consolidated statements of changes in stockholders’ equity for the years ended December 31, 2002, 2003 and 2004 of Shinhan Financial Group	F-8
Consolidated statements of cash flows for the years ended December 31, 2002, 2003 and 2004	F-10
Notes to the consolidated financial statements of Shinhan Financial Group	F-13

(b)	Exhibits

1.1	Articles of Incorporation (in English and Korean)**
2.1	Form of Common Stock Certificate (in English and Korean)***
2.2	Form of Deposit Agreement to be entered into among Shinhan Financial Group, Citibank, N.A., as depositary, and all owners and holders from time to time of American depositary receipts issued thereunder, including the form of American depositary receipt***

2.3	Long-term debt instruments of Shinhan Financial Group, Shinhan Bank and other consolidated subsidiaries for which financial statements are required to be filed are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Shinhan Financial Group agrees to furnish the Commission on request a copy of any instrument defining the rights of holders of its long-term debt and that of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.***
4.1	Stock Purchase Agreement by and between Korea Deposit Insurance Corporation and Shinhan Financial Group dated July 9, 2003****
4.2	Investment Agreement by and between Shinhan Financial Group and Korea Deposit Insurance Corporation dated July 9, 2003***
4.3	Agreed Terms, dated June 22, 2004, by and among the President of Korea Deposit Insurance Corporation, CEO of Shinhan Financial Group, CEO of Chohung Bank, Chairman of the National Financial Industry Labor Union of Korea and the Head of the Chohung Bank Chapter of the National Financial Industry Labor Union***
8.1	List of all Subsidiaries of Shinhan Financial Group
12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act
12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act
13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)
13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)
15.1	Korean Financial Holding Companies Act (in English)*
15.2	Korean Bank Act (in English and Korean)***
15.3	Korean Commercial Code (in English and Korean)***
15.4	Korean Securities and Exchange Act (in English)*
15.5	Korean Trust Business Act (in English)*
15.6	Korean Specialized Credit Financial Business Act (in English)*
15.7	Korean Act on Business of Operating Indirect Investment and Assets (in English)*

*	A fair and accurate translation from Korean into English.

**	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 30, 2004.

***	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003.

****	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003. Confidential treatment were requested for certain portions of the Stock Purchase Agreement.

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Shinhan Financial Group Co, Ltd.

By:	/s/ In Ho Lee

Name: In Ho Lee
Title: President & Chief Executive Officer
Date: June 30, 2005

INDEX TO FINANCIAL STATEMENTS

Page

Index to financial statements	F-1
Report of KPMG Samjong Accounting Corp., Independent Registered Public Accounting Firm, on the consolidated financial statements of Shinhan Financial Group	F-2
Report of Samil PricewaterhouseCoopers, Independent Registered Public Accounting Firm, on the consolidated financial statements of Shinhan Financial Group	F-3
Consolidated balance sheets as of December 31, 2003 and 2004 of Shinhan Financial Group	F-4
Consolidated statements of income for the years ended December 31, 2002, 2003 and 2004 of Shinhan Financial Group	F-6
Consolidated statements of changes in stockholders’ equity for the years ended December 31, 2002, 2003 and 2004 of Shinhan Financial Group	F-8
Consolidated statements of cash flows for the years ended December 31, 2002, 2003 and 2004	F-10
Notes to the consolidated financial statements of Shinhan Financial Group	F-13

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
     Shinhan Financial Group Co., Ltd.
      We have audited the accompanying consolidated balance sheet of Shinhan Financial Group Co., Ltd. and its subsidiaries (the “Group”) as of December 31, 2004, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.
      As more fully discussed in Note 2 to the consolidated financial statements, the Group adopted Financial Accounting Standards Board Interpretation No. 46(R), Consolidation of Variable Interest Entities (revised December 2003) on January 1, 2004.

/s/ KPMG Samjong Accounting Corp.
June 7, 2005

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
     Shinhan Financial Group Co., Ltd.
      In our opinion, the accompanying consolidated balance sheet as of December 31, 2003 and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2003, present fairly, in all material respects, the financial position, results of operations and cash flows of Shinhan Financial Group Co., Ltd. and its subsidiaries (the “Group”) at December 31, 2003 and for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Group’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ Samil PricewaterhouseCoopers
Seoul, Korea
June 4, 2004

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2004

	2003		2004		2004

					(See Note 1)
					(In thousands
	(In millions of Korean Won,				of US$, except
	except share data)				share data)
ASSETS
Cash and cash equivalents	W	1,896,797	W	2,443,900	$2,361,028
Restricted cash (Note 4)		3,661,997		3,300,710	3,188,784
Interest-bearing deposits in banks		409,038		220,478	213,002
Call loans and securities purchased under resale agreements (Note 5)		1,898,219		1,591,095	1,537,141
Trading assets (Note 6)		3,377,295		6,316,341	6,102,156
Securities:
Available-for-sale securities (Note 7)		18,098,535		18,108,229	17,494,183
Held-to-maturity securities (Note 7)		3,604,810		3,099,322	2,994,225
Loans (net of allowance for loan losses of W3,630,728 in 2003 and W2,310,555 in 2004) (Note 8)		91,791,255		94,868,094	91,651,139
Customers’ liability on acceptances		2,364,656		2,012,499	1,944,255
Premises and equipment, net (Note 9)		2,002,724		1,848,053	1,785,386
Intangible assets (Note 10)		1,173,551		1,043,756	1,008,362
Goodwill (Note 10)		502,389		615,915	595,029
Security deposits		966,341		967,783	934,966
Other assets (Note 11)		4,601,724		7,071,847	6,832,042

Total Assets	W	136,349,331	W	143,508,022	$138,641,698

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS — (Continued)

	2003		2004		2004

					(See Note 1)
					(In thousands
	(In millions of Korean Won,				of US$, except
	except share data)				share data)
LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities
Deposits:
Interest-bearing (Note 12)	W	82,160,939	W	79,933,558	$77,223,030
Noninterest-bearing (Note 12)		1,328,203		2,745,925	2,652,811
Trading liabilities (Note 6)		513,061		1,757,577	1,697,978
Acceptances outstanding		2,364,656		2,012,499	1,944,255
Short-term borrowings (Note 13)		11,204,739		10,953,555	10,582,122
Secured borrowings (Note 14)		6,316,260		6,308,093	6,094,187
Long-term debt (Notes 15 and 21)		21,217,708		23,616,683	22,815,847
Accrued expenses and other liabilities (Note 16)		6,554,588		9,714,129	9,384,725

Total Liabilities		131,660,154		137,042,019	132,394,955

Commitments and contingencies (Note 20)		—		—	—
Minority interest		582,645		65,540	63,318
Redeemable convertible preferred stock, W5,000 par value, 44,720,603 shares authorized, 44,720,603 shares issued and outstanding in 2003 and 2004 (Note 21)		711,134		735,744	710,795
Stockholders’ equity
Common stock, W5,000 par value, 1 billion shares authorized, 294,401,300 shares issued and 264,415,141 shares outstanding in 2003, and 319,319,011 shares issued and 310,320,994 shares outstanding in 2004 (Note 20)		1,472,007		1,596,595	1,542,455
Additional paid-in capital		1,073,307		1,658,189	1,601,960
Retained earnings (Note 22)		1,188,688		2,455,893	2,372,614
Accumulated other comprehensive income, net of taxes (Note 36)		58,096		157,873	152,520
Less: treasury stock, at cost, 29,986,159 shares in 2003 and 8,998,017 shares in 2004 (Note 20)		(396,700)		(203,831)	(196,919)
Total stockholders’ equity		3,395,398		5,664,719	5,472,630

Total liabilities, minority interest, redeemable convertible preferred stock and stockholders’ equity	W	136,349,331	W	143,508,022	$138,641,698

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2002, 2003 and 2004

	2002		2003		2004		2004

							(See Note 1)
							(In thousands
	(In millions of Korean Won,						of US$, except
	except per share data)						per share data)
Interest and dividend income
Interest and fees on loans	W	2,832,910	W	4,187,380	W	6,142,356	$5,934,071
Interest and dividends on investment securities (Note 7)		749,111		927,354		1,264,839	1,221,949
Trading assets		52,376		102,206		168,152	162,450
Other interest income		100,903		114,002		136,558	131,927

Total interest income		3,735,300		5,330,942		7,711,905	7,450,397
Interest expense
Interest on deposits		1,401,348		1,765,509		2,369,936	2,289,572
Interest on short-term borrowings		252,912		315,116		340,733	329,179
Interest on secured borrowings		242,663		207,446		299,173	289,028
Interest on long-term debt		390,760		702,603		1,099,175	1,061,903
Other interest expense		17,445		7,379		28,976	27,994

Total interest expense		2,305,128		2,998,053		4,137,993	3,997,676

Net interest income		1,430,172		2,332,889		3,573,912	3,452,721
Provision for loan losses (Note 8)		236,219		1,011,366		195,446	188,818
Provision (reversal) for losses on guarantees and acceptances (Note 8)		9,841		(45,779)		(60,032)	(57,996)

Net interest income after provision for loan losses and losses on guarantees and acceptances		1,184,112		1,367,302		3,438,498	3,321,899
Noninterest income
Commissions and fees (Note 17)		473,895		840,469		1,178,814	1,138,841
Net trust management fees		128,918		58,985		84,496	81,630
Net trading profits (Note 6)		88,027		72,077		142,562	137,728
Net gains (losses) on securities (Note 7)		143,347		(127,799)		(77,115)	(74,500)
Other (Note 18)		203,118		274,622		763,936	738,031

Total noninterest income		1,037,305		1,118,354		2,092,693	2,021,730
Noninterest expenses
Employee compensation and severance benefits (Note 26)		357,149		544,087		883,821	853,851
Depreciation and amortization		104,238		247,016		428,835	414,293
General and administrative expenses		409,531		552,944		875,625	845,933
Impairment loss on goodwill (Note 10)		137,002		—		—	—
Impairment loss on intangible assets (Note 10)		—		—		1,893	1,829
Impairment loss on other investments		31,133		39,541		15,521	14,995
Credit card fees		44,635		89,535		147,190	142,199
Minority interest		10,155		25,846		153,428	148,225
Other (Note 18)		217,836		463,967		798,016	770,955

Total noninterest expenses		1,311,679		1,962,936		3,304,329	3,192,280

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME — (Continued)

	2002		2003		2004		2004

							(See Note 1)
							(In thousands
	(In millions of Korean Won,						of US$, except
	except per share data)						per share data)
Income before income tax expense, extraordinary item and cumulative effect of change in accounting principle		909,738		522,720		2,226,862	2,151,349
Income tax expense (Note 24)		320,316		247,402		764,451	738,529

Income before extraordinary item and cumulative effect of change in accounting principle		589,422		275,318		1,462,411	1,412,820
Extraordinary item (Note 19)		—		—		27,508	26,575
Cumulative effect of change in accounting principle, net of taxes		—		—		(23,049)	(22,267)

Net income	W	589,422	W	275,318	W	1,466,870	$1,417,128

Net income per share of common stock (Note 25)
Basic
Income before extraordinary item and cumulative effect of change in accounting principle	W	2,246	W	1,024	W	4,860	$4.70
Extraordinary item		—		—		94	0.09
Cumulative effect of change in accounting principle, net of taxes		—		—		(79)	(0.08)

Net income per share	W	2,246	W	1,024	W	4,875	$4.71

Diluted
Income before extraordinary item and cumulative effect of change in accounting principle	W	2,243	W	984	W	4,333	$4.19
Extraordinary item		—		—		82	0.08
Cumulative effect of change in accounting principle, net of taxes		—		—		(68)	(0.07)

Net income per share	W	2,243	W	984	W	4,347	$4.20

Average common shares issued and outstanding		262,480,071		262,986,588		292,464,924
Average diluted common shares issued and outstanding		262,812,163		279,744,926		337,479,411
See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
Years Ended December 31, 2002, 2003 and 2004

								Accumulated
								Other
	Common Stock			Additional				Comprehensive				Total
				Paid-In		Retained		Income,		Treasury		Stockholders’
	Shares	Amount		Capital		Earnings		Net of Taxes		Stock		Equity

	(In millions of Korean Won and in thousands
	of US$, except share and per share data)
Balance at January 1, 2002	292,344,192	W	1,461,721	W	1,040,777	W	638,296	W	163,434	W	(394,545)	W	2,909,683
Comprehensive income:
Net income	—		—		—		589,422		—		—		589,422
Foreign currency translation adjustments	—		—		—		—		(6,199)		—		(6,199)
Net unrealized losses on available-for-sale securities	—		—		—		—		(86,874)		—		(86,874)
Total comprehensive income	—		—		—		589,422		(93,073)		—		496,349
Issuance of common stock	16,933		85		(25)		—		—		—		60
Cash dividends declared (W600 per share)	—		—		—		(150,812)		—		—		(150,812)
Acquisition of treasury stock	—		—		—		—		—		(6)		(6)
Grant of stock options	—		—		6,779		—		—		—		6,779
Other	—		—		554		—		—		—		554

Balance at December 31, 2002	292,361,125	W	1,461,806	W	1,048,085	W	1,076,906	W	70,361	W	(394,551)	W	3,262,607

Balance at January 1, 2003	292,361,125	W	1,461,806	W	1,048,085	W	1,076,906	W	70,361	W	(394,551)	W	3,262,607
Comprehensive income:
Net income	—		—		—		275,318		—		—		275,318
Foreign currency translation adjustments	—		—		—		—		(1,956)		—		(1,956)
Net unrealized losses on available-for-sale securities	—		—		—		—		(10,309)		—		(10,309)
Total comprehensive income	—		—		—		275,318		(12,265)		—		263,053
Issuance of common stock	2,040,175		10,201		18,183		—		—		—		28,384
Cash dividends declared (W600 per share)	—		—		—		(157,493)		—		—		(157,493)
Dividends on redeemable convertible preferred stock	—		—		—		(6,043)		—		—		(6,043)
Acquisition of treasury stock	—		—		—		—		—		(2,149)		(2,149)
Grant of stock options	—		—		7,038		—		—		—		7,038
Other	—		—		1		—		—		—		1

Balance at December 31, 2003	294,401,300	W	1,472,007	W	1,073,307	W	1,188,688	W	58,096	W	(396,700)	W	3,395,398

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY — (Continued)

								Accumulated
								Other
	Common Stock			Additional				Comprehensive				Total
				Paid-In		Retained		Income,		Treasury		Stockholders’
	Shares	Amount		Capital		Earnings		Net of Taxes		Stock		Equity

	(In millions of Korean Won and in thousands
	of US$, except share and per share data)
Balance at January 1, 2004	294,401,300	W	1,472,007	W	1,073,307	W	1,188,688	W	58,096	W	(396,700)	W	3,395,398
Comprehensive income:
Net income	—		—		—		1,466,870		—		—		1,466,870
Foreign currency translation adjustments	—		—		—		—		(18,462)		—		(18,462)
Net unrealized gains on available-for-sale securities	—		—		—		—		118,239		—		118,239
Total comprehensive income	—		—		—		1,466,870		99,777		—		1,566,647
Issuance of common stock	24,917,711		124,588		427,305		—		—		—		551,893
Cash dividends declared (W600 per share)	—		—		—		(158,717)		—		—		(158,717)
Dividends and accretion of discount on redeemable convertible preferred stock	—		—		—		(40,948)		—		—		(40,948)
Acquisition of treasury stock	—		—		—		—		—		(203,827)		(203,827)
Sale of treasury stock	—		—		158,361		—		—		396,696		555,057
Grant of stock options	—		—		(784)		—		—		—		(784)

Balance at December 31, 2004	319,319,011	W	1,596,595	W	1,658,189	W	2,455,893	W	157,873	W	(203,831)	W	5,664,719

Balance at January 1, 2004	294,401,300		$1,422,091		$1,036,911		$1,148,380		$56,126		$(383,248)		$3,280,260
Comprehensive income:
Net income	—		—		—		1,417,128		—		—		1,417,128
Foreign currency translation adjustments	—		—		—		—		(17,835)		—		(17,835)
Net unrealized gains on available-for-sale securities	—		—		—		—		114,229		—		114,229
Total comprehensive income	—		—		—		1,417,128		96,394		—		1,513,522
Issuance of common stock	24,917,711		120,364		412,815		—		—		—		533,179
Cash dividends declared ($0.60 per share)	—		—		—		(153,335)		—		—		(153,335)
Dividends and accretion of discount on redeemable convertible preferred stock	—		—		—		(39,559)		—		—		(39,559)
Acquisition of treasury stock	—		—		—		—		—		(196,915)		(196,915)
Sale of treasury stock	—		—		152,991		—		—		383,244		536,235
Grant of stock options	—		—		(757)		—		—		—		(757)

Balance at December 31, 2004	319,319,011		$1,542,455		$1,601,960		$2,372,614		$152,520		$(196,919)		$5,472,630

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002, 2003 and 2004

	2002		2003		2004		2004

							(See Note 1)
							(In thousands
	(In millions of Korean Won)						of US$)
Cash flows from operating activities
Net income	W	589,422	W	275,318	W	1,466,870	$1,417,129
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses		236,219		1,011,366		195,446	188,818
Provision (reversal) for losses on guarantees and acceptances		9,841		(45,779)		(60,032)	(57,996)
Depreciation and amortization		104,238		247,016		428,835	414,293
Accretion of discounts on long-term debt		593		583,869		324,866	313,850
Amortization on deferred loan fees and origination costs		52,941		87,820		92,399	89,266
Amortization on investment debt securities		20,338		20,740		16,482	15,923
Net (gain) loss on equity investments		8,683		12,992		(16,004)	(15,461)
Net loss on valuation of trading assets		18,888		18,680		(141,819)	(137,010)
Net (gain) loss on sale of available-for-sale securities		(185,914)		2,550		(73,786)	(71,284)
Impairment loss on investment securities		42,567		125,249		150,901	145,784
Net gain on sale of premises and equipment		(39,716)		(13,938)		(15,275)	(14,757)
Net (gain) loss on sales of subsidiaries		(20,760)		378		—	—
Net gain on sales of other assets		—		—		(14,678)	(14,180)
Net unrealized foreign exchange (gain) loss		47,888		(91,337)		(151,351)	(146,219)
Minority interest in net income of subsidiaries		10,155		25,846		153,428	148,225
Grant of stock option		7,715		5,688		(1,604)	(1,550)
Impairment loss on goodwill		137,002		—		—	—
Impairment loss on intangible assets		—		—		1,893	1,829
Impairment loss on other investments		31,133		39,541		15,521	14,995
Cumulative effect of change in accounting principle		—		—		23,049	22,267
Extraordinary gain		—		—		(27,508)	(26,575)
Net gain on sale of loans						(1,032)	(997)
Net gain on retirement of bonds		—		—		(10,922)	(10,552)
Net changes in:
Restricted cash		(271,930)		(1,620,257)		361,287	349,036
Trading assets		28,167		71,774		(2,797,829)	(2,702,955)
Other assets		731,655		972,715		(2,466,414)	(2,382,777)
Trading liabilities		12,257		(137,904)		1,244,516	1,202,315
Accrued expenses and other liabilities		(550,318)		(767,410)		3,030,857	2,928,081

Net cash provided by operating activities		1,021,064		824,917		1,728,096	1,669,498

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	2002		2003		2004		2004

							(See Note 1)
							(In thousands
	(In millions of Korean Won)						of US$)
Cash flows from investing activities
Net change in interest-bearing deposits in banks	W	214,284	W	(56,570)	W	189,962	$183,520
Net change in call loans and securities purchased under resale agreements		1,309,410		317,103		295,274	285,261
Proceeds from sales of available-for-sale securities		10,554,089		11,032,423		12,071,514	11,662,172
Purchases of available-for-sale securities		(11,985,755)		(12,153,357)		(11,845,324)	(11,443,652)
Proceeds from maturities, prepayments and calls of held-to-maturity securities		2,819,108		3,630,392		2,142,497	2,069,845
Purchases of held-to-maturity securities		(1,179,957)		(2,833,074)		(1,596,763)	(1,542,617)
Loan originations and principal collections, net		(10,260,858)		(6,030,212)		(3,773,137)	(3,645,191)
Payments for repurchase of loans from Korea Asset Management Corporation		(51,769)		(37,470)		(24,031)	(23,216)
Proceeds from sales of premises and equipment		71,327		54,414		29,546	28,544
Purchases of premises and equipment		(204,229)		(213,882)		(222,825)	(215,269)
Net change in security deposits		(20,622)		(22,731)		1,757	1,697
Cash acquired from acquisitions		35,278		1,125,128		1,553	1,500
Sale of equity interest in subsidiaries		30,795		1,529		—	—
Acquisition of equity interest in subsidiaries		(446,051)		(928,423)		(99,293)	(95,926)
Dividends from equity investees		—		—		4,220	4,077
Net change in other investments		—		—		10,360	10,009

Net cash used in investing activities		(9,114,950)		(6,114,730)		(2,814,690)	(2,719,246)

Cash flows from financing activities
Net increase (decrease) in interest-bearing deposits		3,205,377		5,338,968		(2,103,071)	(2,031,756)
Net increase (decrease) in noninterest-bearing deposits		(69,376)		(124,905)		1,417,722	1,369,647
Net increase (decrease) in secured borrowings		574,064		266,164		(8,167)	(7,890)
Net increase (decrease) in short-term borrowings		1,043,586		(2,974,990)		(230,353)	(222,542)
Proceeds from issuance of long-term debt		7,740,273		12,244,298		9,385,571	9,067,308
Repayment of long-term debt		(4,546,953)		(7,707,107)		(7,059,193)	(6,819,817)
Proceeds from issuance of common stock		2,124		27,504		—	—
Purchases of treasury stock		(6)		(2,149)		(204,150)	(197,227)
Reissuance of treasury stock		—		—		622,190	601,092
Cash dividends paid on common stock		(150,812)		(157,493)		(166,670)	(161,018)
Cash payment on capital reduction of subsidiary		(937)		—		(1,750)	(1,691)

Net cash provided by financing activities		7,797,340		6,910,290		1,652,128	1,596,106

Effect of exchange rate changes on cash		(1,297)		(6,004)		(18,432)	(17,807)

Net increase (decrease) in cash and cash equivalents		(297,843)		1,614,473		547,103	528,551
Cash and cash equivalents
Beginning of year		580,167		282,324		1,896,797	1,832,477

End of year	W	282,324	W	1,896,797	W	2,443,900	$2,361,028

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	2002		2003		2004		2004

							(See Note 1)
							(In thousands
	(In millions of Korean Won)						of US$)
Supplemental disclosure of cash flow information
Acquisitions:
Fair value of net assets acquired	W	298,169	W	2,012,190	W	1,048,736	$1,013,174
Cash paid for acquisition of subsidiaries		446,051		928,423		99,293	95,926
Cash paid for interest		2,384,377		3,316,251		4,088,833	3,950,182
Cash paid for income taxes		329,420		240,174		431,537	416,904
Supplemental disclosure of noncash investing and financing activities
Loans repurchased from Korea Asset Management Corporation in exchange for held-to-maturity securities		75,288		1,593		—	—
Securities and other investments received in connection with loan restructuring		25,866		307,545		214,758	207,476
Preferred stocks acquired from Hanmaum Financial Company in exchange for non-performing loans		—		—		3,618	3,495
Increase (decrease) in cumulative translation adjustments, net of taxes		(6,199)		(1,956)		18,461	17,835
Increase (decrease) in unrealized gains (losses) on available-for-sale securities, net of taxes		(86,874)		(10,309)		118,240	114,231
Issuance of redeemable preferred stock and redeemable convertible preferred stock for net assets acquired		—		1,425,037		—	—
Acquisition of subsidiaries by exchange of stock		—		—		551,893	533,178

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2003 and 2004
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
      The principal subsidiaries of the Group at December 31 are as follows:

		Percentage of
		Ownership(1)
	Country of
	Incorporation	2002	2003	2004

Shinhan Bank	Korea	100%	100%	100%
Chohung Bank	Korea	—	81.15%	100%
Good Morning Shinhan Securities Co., Ltd.	Korea	60.47%	60.47%	100%
Shinhan Card Co., Ltd.	Korea	100%	100%	100%
Shinhan Capital Co., Ltd.	Korea	100%	100%	100%
Jeju Bank	Korea	62.42%	62.42%	62.42%
Shinhan Credit Information Co., Ltd.	Korea	51.00%	51.00%	100%
Shinhan Private Equity Inc.	Korea	—	—	100%

Notes:

(1)	Direct and indirect ownership are combined.

(2)	All holdings are in the common stock of the respective subsidiaries.
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

Basis of Presentation and Principles of Consolidation
      The consolidated financial statements include the accounts of the Group and its majority-owned subsidiaries. The Group consolidates subsidiaries in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. All significant intercompany transactions and balances have been eliminated in consolidation. Operating results of companies purchased are included from the dates of the acquisition. Assets held in an agency or trust management capacities are not included in the consolidated financial statements. The Group accounts for investments in companies in which it owns voting or economic interest of 20 percent to 50 percent and for which it has significant influence over operating and financing decisions using the equity method of accounting. Investments in joint ventures, where the Group does not have unilateral control, are accounted for using the equity method of accounting. Investments in companies where the Group owns less than 20 percent and does not have the ability to exercise significant influence over operating and financing decisions are accounted for using the cost method of accounting. These investments are included in other assets.
      The Group included in its consolidated financial statements the accounts of certain special purpose entities (“SPEs”) in which the Group was the sponsor and retains substantial risks and rewards in the SPEs pursuant to the Emerging Issues Task Force (“EITF”) Topic D-14, Transactions involving Special-Purpose

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Entities and EITF Issue No. 90-15, Impact of Nonsubstantive Lessors, Residual Value Guarantees, and Other Provisions in Leasing Transactions, as well as certain SPEs created after January 31, 2003 in which the Group was the primary beneficiary pursuant to FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 (“FIN 46”). Effective January 1, 2004, the Group consolidates entities deemed to be variable interest entities (“VIEs”) when the Group is determined to be the primary beneficiary under FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (“FIN 46R”). See Notes 2 and 35 for further information related to the adoption of FIN 46R.
      Certain amounts in prior years have been reclassified to conform to the current year’s presentation.

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
      Foreign currency transactions executed by domestic Korean entities are accounted for at the exchange rates prevailing on the related transaction dates. Assets and liabilities denominated in foreign currencies are translated to the Korean Won using period-end exchange rates. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income except for gains and losses arising from the translation of available-for-sale securities which are recorded as a component of accumulated other comprehensive income within stockholders’ equity on an after-tax basis.

Use of Estimates
      The preparation of the consolidated financial statements requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of securities, intangibles and goodwill, valuation allowances for loans losses and deferred income tax assets, and valuation of derivative instruments. Actual results could differ from those estimates.

Cash and Cash Equivalents
      For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, cash items in the process of collection and amounts due from banks, other financial institutions and the Bank of Korea (“BOK”), all of which have original maturities within 90 days.

Securities Purchased under Resale Agreements and Securities Sold under Repurchase Agreements
      Securities purchased under resale agreements and securities sold under repurchase agreements are treated as collateralized financing transactions and are carried in the consolidated balance sheets at the amount for which the securities will be subsequently resold or repurchased, plus accrued interest. Interest earned on resale agreements and interests incurred on repurchase agreements are reported as interest income and interest expense, respectively. The Group’s policy is to take possession of securities under agreements to resell. The fair value of the securities is monitored, and additional collateral may be obtained when considered appropriate to protect the Group against credit exposure.

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
      Derivatives used for trading purposes include interest rate and foreign currency swaps, credit indexed contracts, options, caps and floors, warrants, futures and forwards. Also included are derivatives intended to serve as economic hedges of risk that do not qualify for hedge accounting. The Group recognizes changes in the fair value of trading derivatives as they occur in net trading profits. Derivatives executed on behalf of customers are carried at fair value with changes in fair value recorded in earnings, and are classified as trading assets when there is a positive fair value and trading liabilities when there is a negative fair value.

Derivatives and Hedging Activities
      As part of its asset and liability management process, the Group uses various derivative instruments including interest rate and foreign currency swaps to manage various interest rate and foreign exchange exposures or modify interest rate characteristics of various balance sheet accounts.
      The Group accounts for derivative and hedging activities in accordance with the Statement of Financial Accounting Standards (“SFAS”) No. 133, amended by SFAS No. 138 and SFAS No. 149, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, as well as certain derivative instruments embedded in other contracts, that are employed to manage risk outside of the Group’s trading activities.
      For a derivative to qualify for hedge accounting, the hedging relationship must be designated and formally documented at inception along with the particular risk management objective and strategy for the hedge, identification of the derivative used as the hedging instrument, the hedged item, the risk exposure being hedged, and the method of assessing hedge effectiveness and measuring ineffectiveness. Derivatives used as hedges must be highly effective at reducing the risk associated with the exposure being hedged. The effectiveness of these hedging relationships is evaluated both prospectively and retrospectively at inception and on an on-going basis using quantitative measures of correlation.
      The short-cut method of hedge accounting assumes no ineffectiveness in a hedging relationship involving an interest rate swap and an interest-bearing asset or liability. The changes in the fair value or cash flows that are attributable to the risk being hedged will be completely offset at the hedge’s inception and on an on-going basis. Determination of hedge effectiveness involves documenting the critical terms of the hedging instrument and the hedged item to support the continual application of hedge accounting, as well as changes in counterparty credit risk.
      All derivatives, whether designated for hedging relationships or not, are required to be recorded on the balance sheets at fair value. If the derivative qualifies as a fair value hedge, in which derivatives hedge the fair value of assets, liabilities or firm commitments, changes in the fair value of the derivative and changes in the fair value of the hedged item attributable to the hedged risk are recognized together in earnings. The net amount, representing hedge ineffectiveness, is reflected in earnings. If the derivative is designated as a cash flow hedge, in which derivatives hedge the variability of cash flows related to floating rate assets, liabilities or forecasted transactions, the effective portion of the change in the fair value of the derivative is recorded in other comprehensive income and recognized in the income statement when the hedged item affects earnings. The ineffective portion of cash flow hedges is immediately recognized in earnings. If hedge relationships are

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
terminated, hedge designations are removed or forecasted transactions are no longer expected to occur, hedge accounting treatment will not be applied prospectively. The related hedging derivative is either terminated or transferred to the trading account.
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

Securities
      Debt securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Trading securities are bought and held principally for the purpose of selling them in the near term. Securities not classified as held-to-maturity or trading, including equity securities with readily determinable fair values, are classified as available-for-sale securities and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income on an after-tax basis.
      Purchase premiums and discounts are recognized in interest income and expense using the effective interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses and are not permitted to be subsequently reversed.
      Gains and losses on the sale of debt securities and equity securities with readily determinable fair values are recorded on the trade date and are determined using moving average method.

Other Investments
      The Group holds certain investments that are not within the scope of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Those investments are recorded as other assets in the consolidated balance sheets and are accounted for at cost, with any other-than-temporary impairment recorded as noninterest expenses.

Loans
      Loans are reported at the principal amount outstanding adjusted for the allowance for loan losses, unearned income, and deferred loan fees and origination costs. Interest on loans is accrued at the effective interest rate and credited to income based on the principal amount outstanding.
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

Allowance for Credit Losses
      The Group’s allowance for credit losses, which includes the allowance for loan losses and the reserve for unfunded lending commitments, is based upon management’s continuing review and evaluation of the loan portfolio and is management’s best estimate of probable losses that have been incurred as of the balance sheet date. The allowance for loan losses represents an estimated probable credit losses in our funded commercial and consumer loans while our reserve for unfunded lending commitments represents estimated probable credit losses in these off-balance sheet credit instruments based on utilization assumptions. The level of the allowance is based on an evaluation of the risk characteristics of the loan portfolio and considers factors such as past loss experience and the financial condition of the borrower. The allowance is increased by the provision for loan losses, which is charged against current period operating results and decreased by the amount of charge-offs, net of recoveries. The Group’s methodology for assessing the level of the allowance consists of two key elements, the specific allowance and the formula allowance.
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
      With regard to loans sold with recourse obligations, the allowance for loan losses is re-established if loans sold with recourse obligations are reacquired, at an amount measured as of the date of reacquisition. Any movement in the allowance in relation to these loans after reacquisition is included within the overall provision for loan losses during the year. The related specific allowance for loan losses is transferred as cost of the net book value of the loan as of the date of sale when non-performing loans are sold and derecognized from the balance sheet.
      The Group analyzes its legally binding commitments for possible losses associated with such commitments. The Group reviews the ability of the counterparty of the underlying credit commitment to perform under the proposed commitment. If it is determined that a loss is probable and estimable, the Group will record a liability in a similar manner as if a loan was granted under the terms of the commitment. The allowance for guarantees and acceptances including unfunded lending commitments is reported in other liabilities.

Deferred Loan Fees and Origination Costs
      The Group recognizes certain employee and other costs associated with originating loans as a yield adjustment over the life of the loan, net of any related fees received. These costs relate to direct loan origination activities performed by the Group which include evaluating the prospective borrower’s financial condition, recording guarantees, collateral and other security arrangements, negotiating loan terms, preparing and processing loan documents, and closing the transaction. All other lending related costs, including costs related to activities performed by the Group for advertising, soliciting potential borrowers, servicing existing loans and other ancillary activities related to establishing and monitoring credit policies, supervision and administration, are expensed as incurred.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Premises and Equipment
      Buildings, equipment and furniture, leasehold improvements and operation lease assets are stated at cost less accumulated depreciation and amortization. Depreciation of buildings and operating lease assets is computed on a straight-line basis over the estimated useful lives of the assets, or the term of the lease, if shorter, in the case of leasehold improvements. Depreciation of equipment and furniture is computed on a declining balance basis over the useful lives of the assets. Gains or losses on sale of premises and equipment are determined by reference to their carrying amounts. Maintenance and repairs are charged to expense as incurred.
      The Group capitalizes certain direct costs related to developing software for internal use, and amortizes such costs on a straight-line basis once the software is available for use in accordance with the Statements of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.
      The estimated useful lives of premises and equipment are as follows:

Buildings	40 years
Equipment and furniture	4 – 5 years
Leasehold improvements	5 years
Operating lease assets	3 – 5 years
Capitalized software costs	4 – 5 years

Goodwill and Other Intangible Assets
      Goodwill represents the excess of the cost of an acquired business in excess of the fair value of the net assets acquired. Other intangible assets represent purchased assets that also lack physical substance but can be distinguished from goodwill because of contractual or other legal rights, or because the asset is capable of being sold or exchanged either on its own or in connection with a related contract, asset, or liability. The Group adopted SFAS No. 142, Goodwill and Other Intangible Assets effective January 1, 2002. Prior to the effective date of SFAS No. 142, goodwill was amortized ratably over the estimated economic life. SFAS No. 142 does not permit the amortization of goodwill, rather it is tested at least annually for impairment. The Group did not have any goodwill or identifiable intangible assets prior to July 1, 2001.
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
      The finite-lived intangibles are amortized using sum-of-the-years’-digit method over their estimated useful lives, which range from 1 to 18 years. The estimated weighted-average life of brokerage customer relationship intangibles, KSFC deposit intangibles and Chohung Bank’s core deposit intangibles and credit card relationship intangibles are approximately 3, 3, 10 and 5 years, respectively, reflecting the run-off of economic value.
      During 2004, the Group decided to change its method of calculating amortization on other intangible assets from the straight-line method to the sum-of-the-years’-digits (SYD) method. The Group changed its

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
amortization method for intangible assets because the SYD method better reflects the pattern in which the economic benefits of other intangible assets are consumed or otherwise used up, and therefore, is a preferable accounting principle. The new method has been applied retroactively to the acquisitions of other intangible assets of prior years. The adjustment of W(23,049) million (net of W8,743 million in income taxes) included in 2004 income is the cumulative effect of applying the new method retroactively. The pro forma amounts shown below have been adjusted for the effect of the retroactive application of the new amortization method and the related income taxes.

	Actual		Pro Forma

	(In millions of Won,
	except per share data)
2002
Income before extraordinary gain	W	589,422	W	585,418
Basic net income per share of common stock		2,246		2,230
Diluted net income per share of common stock		2,243		2,228
Net income		589,422		585,418
Basic net income per share of common stock		2,246		2,230
Diluted net income per share of common stock		2,243		2,228
2003
Income before extraordinary gain		275,318		256,972
Basic net income per share of common stock		1,024		954
Diluted net income per share of common stock		984		919
Net income		275,318		256,972
Basic net income per share of common stock		1,024		954
Diluted net income per share of common stock		984		919
2004
Income before extraordinary gain		1,462,411		1,462,411
Basic net income per share of common stock		4,860		4,860
Diluted net income per share of common stock		4,333		4,333
Net income		1,466,870		1,489,919
Basic net income per share of common stock		4,875		4,954
Diluted net income per share of common stock		4,347		4,415
      The Group’s indefinite-lived intangible assets are composed of court deposits of Chohung Bank and KSFC borrowings. Court deposit intangible asset represent the value of the funding provided by a base of acquired court deposit accounts which the Group can expect to maintain for an indefinite period because that court deposit will be maintained indefinitely once appointed by courts. KSFC borrowing represents the value of the low cost funding from KSFC compared to the next available funding source in the market, and the Group expects to benefit from the borrowing agreement indefinitely because that borrowing agreement lasts indefinitely in accordance with the Securities and Exchange Law in Korea.

Impairment
      Impairment test for goodwill is carried out in two steps. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered to be not impaired; however, if the carrying amount of a reporting unit exceeds its fair value, an additional second procedure is performed. The additional procedure requires that the implied fair value of the reporting unit’s goodwill be compared with the carrying

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
amount of the related goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. Goodwill is tested for impairment at least annually, or more frequently if warranted. Impairment test for indefinite-lived intangible assets is also carried out at least annually or more frequently if warranted.
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

Dormant accounts
      Customer’s deposit with a positive balance but no earnings for an extended period of time is considered as dormant accounts. Pursuant to the Korean Commercial Code, the Group is legally discharged of these dormant accounts if customers do not redeem deposits within five years after their contractual maturities. However, the Group is obliged to return these deposits with interest upon customers’ requests consistent with Korean Banking Practices. With respect to the dormant accounts, the Group estimates redemption ratio based on past experience and recognizes gain on dormant accounts excluding expected redemption amounts as other noninterest income.

Income Taxes
      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
      The Group records the effect of tax rate changes through current period earnings. This results in a deferral tax consequence related to unrealized gains and losses on available-for-sale securities which differs from the tax effects recorded in accumulated other comprehensive income. Such differences are accounted for using the “individual investment” approach, whereby a portion of the difference is assigned to each individual security in the portfolio at the date of the tax rate change. Such differences are subsequently included in earnings in the period in which the related securities to which they have been assigned are sold.

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

Convenience Translation
      The Group operates primarily in Korea and its official accounting records are maintained in Korean Won. The US dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in US dollars at the rate of W1,035.10: US$1, the United States Federal Reserve Bank of New York noon buying exchange rate in effect on December 31, 2004. The US dollar amounts are unaudited and are not presented in accordance with US GAAP, and should not be construed as the Korean Won amounts represent, or have been, or could be converted into US dollars at that or any other rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Accounting Changes and Future Application of Accounting Standards

SFAS No. 141, Business Combinations
      Effective July 1, 2001, the Group adopted SFAS No. 141, which requires that all business combinations initiated after June 30, 2001, be accounted for using the purchase method. Also under SFAS No. 141, identified intangible assets acquired in a purchase business combination must be separately valued and recognized on the balance sheet if they meet certain requirements.

SFAS No. 142, Goodwill and Other Intangible Assets
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

SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets
      Effective January 1, 2002, the Group adopted SFAS No. 144, which superseded SFAS No. 121, Accounting for the Impairment of Long-Lived Assets to Be Disposed Of. SFAS No. 144 maintains the previous accounting for the impairment or disposal of long-lived assets, but also establishes more restrictive criteria that have to be met to classify such as “held for sale”. The adoption of SFAS No. 144 did not have a material effect on the consolidated financial statements.

SFAS No. 147, Acquisitions of Certain Financial Institutions
      Effective October 1, 2002, the Group adopted SFAS No. 147, which requires that business combinations involving depository financial institutions within its scope, except for combinations between mutual institutions, be accounted for under SFAS No. 141. Previously, generally accepted accounting principles for acquisitions of financial institutions provided for recognition of the excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset. Under SFAS No. 147, such excess is accounted for as goodwill. The impact of adopting SFAS No. 147 did not materially affect the consolidated financial statements.

SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities
      Effective July 1, 2003, the Group adopted SFAS No. 149, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made: (a) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS No. 133, (b) in connection with other FASB projects dealing with financial instruments, and (c) regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an “underlying” and the characteristics of a derivative that contains financing components. The impact of adopting SFAS No. 149 did not materially affect the consolidated financial statements.

SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity
      Effective June 1, 2003, the Group adopted SFAS No. 150, which requires that an entity classify as liabilities (or assets in some circumstances) in the balance sheet certain financial instruments with characteristics of both liabilities and equity. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. SFAS No. 150 applies to certain freestanding financial

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
statements that embody an obligation for the entity and that may require the entity to issue shares, redeem, or repurchase its shares. The impact of adopting SFAS No. 150 on the consolidated financial statements is described in Note 21.

FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees
      In November 2002, FASB issued FASB Interpretation No. 45 (“FIN 45”). FIN 45 requires a guarantor to recognize a liability at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. Guarantees, as defined in FIN 45, include contracts that contingently require the Group to make payments to a guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of the guaranteed party, performance guarantees, indemnification agreements or indirect guarantees of indebtedness of others. This new accounting is effective for certain guarantees issued or modified after December 31, 2002. In addition, FIN 45 requires certain additional disclosures that are presented in Note 30. On January 1, 2003, the Group adopted FIN 45 and the impact of adopting FIN 45 did not materially affect the consolidated financial statements.

FIN 46 and FIN 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51
      In January 2003, FASB issued FASB Interpretation No. 46 (“FIN 46”), which provides a new framework for identifying variable interest entities (“VIEs’) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of VIEs in its consolidated financial statements. FIN 46 requires VIEs to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIEs’ activities or entitled to receive a majority of entity’s residual returns, or both.
      The provisions of FIN 46 were applicable to variable interests in VIEs created after January 31, 2003. Variable interests in VIEs created before February 1, 2003, were originally subject to the provisions of FIN 46 no later than July 1, 2003. In October 2003, the FASB issued guidance that provided for a deferral of the effective date of applying FIN 46 to entities created before February 1, 2003 to no later than December 31, 2003.
      In December 2003, FASB issued a revision to FIN 46 (“FIN 46R”) to address certain technical corrections and implementation issues that had arisen since the issuance of FIN 46. More information related to the adoption of FIN 46 and FIN 46R is presented in Note 35.

Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments
      In March 2004, the Securities Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 105, which summarizes the views of the SEC staff regarding the application of US GAAP to loan commitments accounted for as derivative commitments. SAB No. 105 states the value of the servicing asset should not be included in the estimates of fair values of interest rate lock commitments. The adoption of SAB No. 105 is effective for commitments entered into after March 31, 2004. The adoption of SAB No. 105 did not have a significant impact on the Group’s consolidated results of operations or financial condition.

SFAS No. 132R (revised 2003), Employers’ Disclosure about Pensions and Other Postretirement Benefits
      In December 2003, FASB issued SFAS No. 132R, which requires additional disclosure in financial statements about expected future benefit payments, which must be disclosed for fiscal years ending after June 15, 2004. The new annual disclosures are included in Note 26 to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Statement of Position No. 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer
      In December 2003, the American Institute of Certified Public Accountants issued Statement of Position (“SOP”) No. 03-3, which is effective for loans acquired in fiscal years beginning after December 15, 2004. SOP No. 03-3 requires acquired loans to be recorded at fair value and prohibits carrying over or creation of valuation allowance in the initial accounting for all loans acquired in a transfer that have evidence of deterioration in credit quality since origination, when it is probable that the investor will be unable to collect all contractual cash flows. SOP No. 03-3 also limits the yield that may be accreted to the excess of the undiscounted cash flows over the initial investment of the loan. The excess of the contractual cash flows over expected cash flows may not be recognized as an adjustment of yield. Subsequent increases in expected cash flow are recognized prospectively through an adjustment of yield over its remaining life and decreases in expected cash flows are recognized as impairment. The accounting prescribed in SOP 03-3 is not expected to have a significant impact on reported operating results, but could impact the classification of revenues arising on acquired loans and comparative analysis of the allowance for loan losses or related trend comparisons. As the accounting provisions will be applied prospectively to acquired impaired loans, the significance of such potential classification differences will be dependent on the volume, if any, of credit impaired loans acquired.

EITF No. 03-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments
      In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF No. 03-1, which provides that recognition and measurement guidance regarding when impairments of equity and debt securities are considered other-than-temporary thereby requiring a charge to earnings, and also requires additional annual disclosures for investments in unrealized loss positions.
      In September 2004, FASB issued FASB Staff Position (“FSP”) EITF No. 03-1-1, which indefinitely delays the recognition and measurement provisions of EITF No. 03-1 pending the issuance of further implementation guidance. The disclosure requirements of EITF No. 03-1 remain effective and are included in Note 7. The proposed FSP addressing these issues is expected to be finalized in 2005. Accordingly, the impact of EITF 03-1, if any, to the Group’s investment portfolios will not be known until the final consensus is issued.

SFAS No. 123 (revised 2004), Share — Based Payment
      In December 2004, FASB issued SFAS No. 123 (revised 2004) (“SFAS No. 123R”), which revised SFAS No. 123 and supersedes Accounting Principle Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. Accounting and reporting under SFAS No. 123R is generally similar to the SFAS 123 approach, however, SFAS 123R requires all share-based payments, including grants of employee stock options, to be recognized in the income statement using a fair value-based method. SFAS No. 123R also amends SFAS No. 95, Statement of Cash Flows, requiring the benefits of tax deductions in excess of recognized cash flows to be reported as a financial cash flow, rather than as an operating cash flow as currently required. The Group plans to adopt SFAS No. 123R beginning January 1, 2006. The adoption of SFAS No. 123R is not expected to have a material impact on the Group’s results of operations or financial condition.

3.	Business Changes and Developments

Formation of Shinhan Financial Group
      On September 1, 2001, the Group was formed through a business combination involving exchanges of the Group’s common stock with the former stockholders of Shinhan Bank, Shinhan Capital Co., Ltd. (“Shinhan Capital”), Shinhan Securities Co., Ltd. (“Shinhan Securities”) and Shinhan Investment Trust Management

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Co., Ltd. (“Shinhan ITM”). The respective ratios of exchange for one share of Shinhan Bank, Shinhan Capital, Shinhan Securities and Shinhan ITM’s common stock into the Group’s common stock and the related number of shares of the Group’s common stock issued to the respective former stockholders were as follows:

		Number of
		Shares of the Group’s
	Exchange	Common Stock
	Ratio	Issued

Shinhan Bank	1	275,182,814
Shinhan Capital	0.3048	4,877,424
Shinhan Securities	0.3594	8,570,322
Shinhan ITM	0.4642	3,713,632
      Upon formation of the Group, Shinhan Bank, Shinhan Capital, Shinhan Securities and Shinhan ITM became wholly-owned subsidiaries of the Group, and the former stockholders of Shinhan Bank, Shinhan Capital, Shinhan Securities and Shinhan ITM owned 94.13 percent, 1.67 percent, 2.93 percent and 1.27 percent of the Group, respectively, on September 1, 2001. The formation of the Group was accounted for using the purchase method, with Shinhan Bank being the accounting acquirer. The fair value of the acquired net assets of Shinhan Capital, Shinhan Securities and Shinhan ITM amounted to W31,917 million, W253,880 million and W19,053 million, respectively. The acquired assets and liabilities of Shinhan Capital, Shinhan Securities and Shinhan ITM were recorded at fair value, with the differences between the fair value of the net assets acquired and the purchase consideration representing goodwill or negative goodwill, as appropriate. With respect to the acquisitions of Shinhan Capital and Shinhan ITM, goodwill of W1,616 million and W2,432 million, respectively, was recognized. The acquisition of Shinhan Securities resulted in negative goodwill, which was initially allocated to the identifiable intangible assets, premises and equipment on a pro rata basis. After those asset balances were reduced to zero, the remaining unallocated negative goodwill in the amount of W63,811 million was recognized as an extraordinary gain.

Acquisition of Jeju Bank
      On April 4, 2002, the Group acquired 51.0 percent of the total outstanding common stock of Jeju Bank from Korea Depository Insurance Corporation (“KDIC”). On July 5, 2002, the Group acquired additional common stock of Jeju Bank and increased its ownership to 62.4 percent. The total purchase price was approximately W42,935 million in cash. The acquisition of Jeju Bank was accounted for using the purchase method and has been reflected in the consolidated financial statements as of the acquisition date. The fair value of net assets acquired amounted to W68,628 million. Furthermore, an initial negative goodwill of W25,693 million was recognized, and allocated to the identifiable intangible assets, premises and equipment on a pro rata basis.

Spin-off of Shinhan Card Co., Ltd
      Shinhan Card Co., Ltd. (“Shinhan Card”) was established on June 1, 2002 under the Credit Specialty Finance Law through the spin-off of the credit card division of Shinhan Bank. Shinhan Card is engaged principally in credit card services, factoring, consumer loan and installment financing.

Acquisition of Good Morning Securities Co., Ltd. (“Good Morning Securities”)
      Between June 18, 2002 and July 9, 2002, the Group acquired 31.7 percent of the total outstanding common stock of Good Morning Securities Co., Ltd. (“Good Morning Securities”) for approximately W405,216 million in cash. Subsequently, Good Morning Securities acquired W360,499 million of its own stock as treasury stock, increasing the Group’s ownership in Good Morning Securities to 45.4 percent. On

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
July 31, 2002, the Group contributed its 100 percent interest in Shinhan Securities to Good Morning Securities to obtain an additional 15.0 percent of ownership interest and subsequently Shinhan Securities was merged into Good Morning Securities. The Group recognized a gain of W10,642 million on the sale of its 39.53 percent investment in Shinhan Securities. After the transaction, the Group effectively owned 60.47 percent of the combined entity, which changed its name to Good Morning Shinhan Securities Co., Ltd. (“Good Morning Shinhan Securities”). The aggregate fair value of net assets acquired amounted to W236,628 million. In connection with this acquisition, the Group recorded goodwill of W282,366 million. The goodwill was assigned to the brokerage and capital market units in the amounts of W244,736 million and W37,630 million, respectively. None of the amount is deductible for tax purposes.
      On September 17, 2004, the Group decided to incorporate Good Morning Shinhan Securities as a wholly-owned subsidiary of the Group through a tender offer and share exchange, at the board of directors’ meeting. Pursuant to the resolution, the Group provided a tender offer for 11.99% of preferred shares in Good Morning Shinhan Securities at W2,500 per share from September 24, 2004 to October 13, 2004, and the Group purchased 8.95% of preferred shares in the market and through over-the-counter trading during the period. Additionally, on October 21, 2004, the Group purchased 27.26% of preferred shares in Good Morning Shinhan Securities at W2,495 per share in cash, which had been held by Good Morning Shinhan Securities, and with respect to the remaining shares, one share of common and preferred stock of Good Morning Shinhan Securities were exchanged for 0.1633 share and 0.0977 share in the Group, respectively, as of December 23, 2004. As a result, as of December 23, 2004, the Group’s percentage of ownership increased to 100% and Good Morning Shinhan Securities became a wholly-owned subsidiary of the Group. The aggregate fair value of net assets acquired amounted to W358,828 million. In connection with additional acquisition, the Group recorded negative goodwill of W149,791 million. The negative goodwill was allocated to non-current assets acquired. Pursuant to SFAS No. 141, the Group recognized W27,508 million of extraordinary gain for the year ended December 31, 2004, which is the excess negative goodwill after allocation to premises and equipment, brokerage customer relationship and other intangible assets. See Note 19 for further information related to the extraordinary gain.

Disposal of Shinhan ITM
      The Group sold its 50 percent interest in its wholly-owned subsidiary, Shinhan ITM, to BNP Paribas in October 2002. Subsequently, Shinhan ITM changed its name to Shinhan BNP Paribas Investment Trust Management Co., Ltd., and became an equity investee of the Group.

Acquisition of Chohung Bank
      On August 19, 2003 (the “Closing Date”), the Group acquired 543,570,144 shares or 80.04% of the issued and outstanding common stock of Chohung Bank from KDIC to achieve greater economies of scale in the Group’s banking operations, predominantly in its retail banking operations, as well as gaining an additional distribution channel for the Group’s various financial products offered by its subsidiaries. Chohung Bank’s predecessor entity, Han Sung Bank, was founded as the nation’s first financial institution on February 19, 1897. On October 1, 1943, Chohung Bank became the new name of the combined entity subsequent to the merger between Han Sung Bank and Dong Il Bank, one of the nation’s oldest financial institutions which was founded on August 8, 1906. The acquisition was accounted for using the purchase method, with the Group being the accounting acquirer.
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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

	(In Millions of
	Korean Won)

Cash and cash equivalents	W	900,552
Deposits		723,630
Call loans		1,322,150
Trading assets		1,617,579
Securities		6,651,839
Loans, net of allowance for loan losses		34,547,592
Premises and equipment, net		1,008,855
Other assets		4,144,543

Total assets		50,916,740

Due to depositors		33,076,845
Borrowings and debentures		12,671,215
Other liabilities		4,285,705
Minority interest at book value		11,675

Total liabilities		50,045,440

Fair value of net assets of Chohung Bank	W	871,300

      The allocation of the purchase consideration is as follows:

	(In Millions of
	Korean Won)

Market value of consideration	W	2,325,038
Direct acquisition costs		28,423

Total purchase price	W	2,353,461	(1)

Allocation of purchase price:
Fair value of net assets of Chohung Bank (excluding effect of deferred taxes)	W	1,329,932
Deferred tax		(458,632)
Core deposit intangible asset		770,705
Court deposit intangible asset		186,093
Credit card relationship intangible asset		184,092
Goodwill		341,271

Total purchase price	W	2,353,461

Note:

(1)	The total purchase price is approximately W2,353,461 million, which comprised of the following:

1.	Cash of W900,000 million;

2.	46,583,961 newly issued shares of the Group’s redeemable preferred stock (“RPS”) with an aggregate estimated fair value of W710,258 million;

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	44,720,603 newly issued shares of the Group’s redeemable convertible preferred stock (“RCPS”) with an aggregate estimated fair value of W714,780 million; and

4.	Direct acquisition costs of W28,423 million.
      See Note 21 for more detailed information about the RPS and the RCPS.
      Core deposit intangible reflects the estimated fair value of the acquired demand deposits and savings accounts which the Group can expect to maintain for an extended period of time because of generally stable customer relationships. The core deposit intangible is amortized over its estimated useful life on a sum-of-the years’-digits basis. The estimated weighted average life of the core deposit intangible is approximately 10 years. The fair value of this asset was based principally upon the estimates of (i) the funding benefits that these deposits provide relative to our alternative funding sources and (ii) the projected run-off of the related customer accounts.
      Credit card relationship intangible reflects the estimated fair value of the credit card relationships acquired from Chohung Bank from which the Group expects to derive future benefits over the estimated life of such relationships. The customer relationship intangible is amortized over its estimated useful life on a sum-of-the years’-digits basis. The estimated weighted average life of the customer relationship intangible is approximately 11 years. The fair value of this asset was based principally upon the estimates of (i) the profitability of the acquired accounts and (ii) the projected run-off of the acquired accounts.
      The Stock Purchase Agreement and the Investment Agreement (the “Agreements”) with KDIC to purchase 80.04% of Chohung Bank stipulates that the Group will pay KDIC certain contingent consideration. The first element of contingent consideration of W652,284 million, referred to as the Asset Indemnity, relates to reimbursement of 80.04% of future credit losses related to acquired assets. The second element of contingent consideration of W166,516, referred to as the General Indemnity, relates to reimbursement of losses from certain pre-acquisition contingencies and any breach of representations and warranties of the Agreements. The third element of contingent consideration relates to a profit earn-out.

Asset Indemnity
      A payment of W652,284 million will be made to KDIC on the second anniversary of the Closing Date. This amount will be reduced by an amount equal to 80.04% of certain future credit losses related to acquired corporate and credit card loans, including loans sold with recourse to Korea Asset Management Corporation (“KAMCO”), plus accrued interest, occurring between December 31, 2002 and the end of the last quarter before the second anniversary of the Closing Date. The amount of this payment is dependent upon future events and is not reasonably estimable.

General Indemnity
      A payment of W166,516 million will be paid to KDIC on the second anniversary of the Closing Date. This amount will be reduced by losses incurred by the Group related to certain pre-acquisition contingencies occurring within the period commencing on the Closing Date and ending on the second anniversary of the Closing Date, plus accrued interest. These losses include any settlement of contingencies that existed but were unknown prior to the Closing Date, losses from any breach of the representations and warranties of the Agreement, and losses on certain loans sold with recourse not covered under the Asset Indemnity.
      With regards to the General Indemnity clause in the Stock Purchase Agreement, eligibility of most of indemnifiable items expired during 2004 and as for the remaining items, indemnification appeared unlikely as of December 31, 2004. Accordingly, the Group recorded a liability of W166,516 million and made an adjustment of W166,516 million to reflect the aforementioned General Indemnity Payment as an addition to goodwill.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Profit Earn-out
      A profit earn-out will be paid in an amount equal to 20% of Chohung Bank’s consolidated net income for the years ended 2004, 2005, and 2006 in the aggregate, determined under Korean GAAP, in excess of W1.8 trillion. In the event that Chohung Bank’s operation is merged into that of Shinhan Bank’s, the net income used for the calculation for the year in which the two entities are merged would equal to the combined net income of Shinhan Bank and Chohung Bank for the two years prior to the merger.
      Pursuant to the terms of the Agreements, the Group is required to obtain the consent of KDIC, to the extent permitted under applicable law, to declare and pay dividends on the Group’s common stock in excess of W750 per share, representing 15% of par value (W5,000), if the Group’s net income as determined under Korean GAAP is below W800 billion in a given fiscal year and any of the RPS and the RCPS are outstanding.
      On December 30, 2003, the Group acquired an additional 1.11% interest in Chohung Bank. The Group recorded goodwill of W14,138 million and intangible assets consisting of core deposit intangible asset of W10,688 million, court deposit intangible asset of W2,065 million and credit card relationship intangible asset of W2,553 million.
      Additionally, the Group decided to acquire 18.85% of minority shares in Chohung Bank through tender offer and share exchange, at the board of directors’ meeting held on April 12, 2004, and provided a tender offer for 3.77% of shares in Chohung Bank at W3,500 per share from April 26, 2004 to May 17, 2004. With respect to share exchange for 15.08% of shares in Chohung Bank, the shareholders, who were against the share exchange, were entitled for rights to sell their shares at W3,067 per share from May 25, 2004 to June 3, 2004, with a resolution of an extraordinary shareholders’ meeting of Chohung Bank held on May 24, 2004, and the remaining shares were subject to share exchange, at the exchange ratio of 0.1354 share in the Group to each Chohung Bank share, on June 22, 2004. As a result, the Group’s percentage of ownership increased to 100% and Chohung Bank became a wholly-owned subsidiary of the Group. Upon the acquisition of 66,363,126 shares in Chohung Bank from shareholders, who were against the share exchange, Chohung Bank became the shareholder of the Group with 8,985,567 shares of common stock in the Group. The assets acquired and liabilities assumed of Chohung Bank were recorded at fair value with the excess of the fair value of the net asset acquired over the purchase consideration, recorded as negative goodwill.

	(In Millions of
	Korean Won)

Cash	W	94,884
Stock exchange		331,263
Direct acquisition cost		565

Total purchase price	W	426,712

Allocation of purchase price:
Fair value of net assets of Chohung Bank	W	403,111
Core deposit intangible asset		133,151
Court deposit intangible asset		115,364
Credit card relationship intangible asset		35,264
Negative goodwill		(260,178)

Total purchase price	W	426,712

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The negative goodwill was allocated to non-current assets acquired as follows:

Premises and equipment	W	169,040
Core deposit intangible asset		89,067
Court deposit intangible asset		77,170
Credit card relationship intangible asset		23,589
Deferred tax		(98,688)

Total allocation	W	260,178

     Acquisition of Shinhan Credit Information Co., Ltd.
      On May 21, 2004, the Group decided to acquire 49% of total outstanding shares in Shinhan Credit Information Co., Ltd. (“Shinhan Credit Information”) from LSH Holdings LLC. As a result, the Group’s percentage of ownership increased to 100% and Shinhan Credit Information became a wholly-owned subsidiary of the Group.
     Incorporation of Shinhan Private Equity Inc.
      On December 8, 2004, the Group incorporated Shinhan Private Equity Inc. (“Shinhan Private Equity”) as a wholly-owned subsidiary, which is included in the consolidated financial statements as of December 31, 2004.

4.	Restricted Cash
      The following table presents restricted cash at December 31:

	2003		2004

	(In millions of Won)
Reserve deposits with the BOK	W	2,407,401	W	2,615,574
Cash restricted for investment activities		1,038,879		199,183
Deposits with insurance companies		78,826		—
Other		136,891		485,953

	W	3,661,997	W	3,300,710

      Reserve deposits with the BOK represent the amounts required under the Bank of Korea Act for payment of certificate of deposits, other time deposits and mutual installment deposits. Cash restricted for investment activities represents the amounts that the Group is contractually restricted for lending purposes and is reserved solely for purposes of performing investment activities for its customers. Deposits with insurance companies for severance benefits decreased due to interim payments in 2004.

5.	Call Loans and Securities Purchased under Resale Agreements
      Call loans and securities purchased under resale agreements, at their respective carrying values, consisted of the following at December 31:

	2003		2004

	(In millions of Won)
Call loans	W	1,427,919	W	1,431,095
Securities purchased under resale agreements		470,300		160,000

	W	1,898,219	W	1,591,095

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Call loans are short-term lending among banks and financial institutions, with maturities of 30 days or less. Typically, call loans have maturities of one day.
      Interest income from call loans and securities purchased under resale agreements, as included in other interest income, amounted to W41,461 million, W48,351 million and W93,091 million during the years ended December 31, 2002, 2003 and 2004, respectively.

6.	Trading Activities
      Trading assets, at fair value, consisted of the following at December 31:

	2003		2004

	(In millions of Won)
Debt securities:
Korean treasury and governmental agencies	W	1,152,257	W	1,994,688
Corporations		368,667		964,837
Mortgage-backed and asset-backed securities		39,854		20,003
Financial institutions		1,012,823		1,322,329
Equity securities		278,864		311,636
Derivative instruments:
Foreign exchange derivatives		212,082		1,435,690
Interest rate derivatives		163,312		208,814
Equity derivatives		145,042		29,875
Credit derivatives		—		38
Commodity derivatives		—		3,159
Other trading assets — commodity indexed deposits		4,394		25,272

	W	3,377,295	W	6,316,341

      Trading liabilities, at fair value, consisted of the following at December 31:

	2003		2004

	(In millions of Won)
Derivative instruments:
Foreign exchange derivatives	W	217,389	W	1,493,120
Interest rate derivatives		134,997		190,234
Equity derivatives		153,066		35,888
Credit derivatives		358		50
Commodity derivatives		—		3,154
Other trading liabilities — commodity indexed deposits		7,251		35,131

	W	513,061	W	1,757,577

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following represents trading profits (losses) for the years ended December 31:

	2002		2003		2004

	(In millions of Won)
Debt securities	W	8,365	W	(2,292)	W	97,844
Equity securities		(4,401)		35,025		14,703
Derivative instruments		84,063		38,905		29,272
Other trading activities — commodity indexed deposits		—		439		743

Net trading profits	W	88,027	W	72,077	W	142,562

      For the years ended December 31, 2002, 2003 and 2004, net unrealized (gains) losses on trading securities of W18,888 million, W18,680 million and W27,887 million, respectively, were included in net trading profits.

7.	Securities
      The amortized costs and estimated fair values of the Group’s available-for-sale and held-to-maturity securities and the related unrealized gains and losses at December 31 were as follows:

	2003								2004

			Gross		Gross						Gross		Gross
	Amortized		Unrealized		Unrealized				Amortized		Unrealized		Unrealized
	Cost		Gains		Losses		Fair Value		Cost		Gains		Losses		Fair Value

	(In millions of Won)
Available-for-sale securities
Debt securities:
Korean treasury and governmental agencies	W	8,984,274	W	43,333	W	46,088	W	8,981,519	W	8,724,892	W	128,443	W	18,318	W	8,835,017
Corporations		1,547,169		25,290		20,282		1,552,177		1,275,621		17,979		848		1,292,752
Financial institutions		5,975,412		40,139		17,113		5,998,438		5,644,618		30,419		326		5,674,711
Foreign governments		12,693		340		79		12,954		56,599		—		99		56,500
Mortgage-backed and asset-backed securities		1,118,834		1,570		1,567		1,118,837		1,733,939		8,643		3		1,742,579
Marketable equity securities		394,917		47,049		7,356		434,610		442,232		67,936		3,498		506,670

	W	18,033,299	W	157,721	W	92,485	W	18,098,535	W	17,877,901	W	253,420	W	23,092	W	18,108,229

Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies	W	2,351,053	W	121,317	W	247	W	2,472,123	W	1,661,777	W	152,210	W	59	W	1,813,928
Corporations		364,689		11,589		121		376,157		218,424		7,092		416		225,100
Financial institutions		552,904		22,108		1,082		573,930		1,219,121		49,188		52		1,268,257
Mortgage-backed and asset-backed securities		336,164		2,853		17		339,000		—		—		—		—

	W	3,604,810	W	157,867	W	1,467	W	3,761,210	W	3,099,322	W	208,490	W	527	W	3,307,285

      BOK is the central bank that establishes monetary policies for Korea. The Korea Development Bank (“KDB”) is owned and controlled by the Korean government. Of the total amounts listed above in the financial institutions category at December 31, 2003 and 2004, the fair value of available-for-sale debt securities included W3,981,871 million and W3,519,768 million, respectively, that were issued by BOK and KDB. Of the total amounts listed above in the financial institutions category at December 31, 2003 and 2004, the amortized cost of held-to-maturity debt securities included W209,254 million and W484,365 million, respectively, that were related to BOK and KDB.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Group has recognized impairment losses on available-for-sale and held-to-maturity securities as a charge to net gains (losses) on securities, where decreases in value were deemed to be other-than-temporary during the years ended December 31:

	2002		2003		2004

	(In millions of Won)
Available-for-sale securities	W	41,427	W	125,249	W	150,901
Held-to-maturity securities		1,140		—		—

Total other-than-temporary impairment losses	W	42,567	W	125,249	W	150,901

      The following table presents the current fair value and the associated unrealized losses on investments in available-for-sale debt securities, marketable equity securities and held-to-maturity debt securities with unrealized losses at December 31, 2004. The table also discloses whether these securities have had unrealized losses for less than 12 months, or for 12 months or longer:

	Less Than 12 Months				12 Months or Longer				Total

			Gross				Gross				Gross
			Unrealized				Unrealized				Unrealized
	Fair Value		Losses		Fair Value		Losses		Fair Value		Losses

	(In millions of Won)
Available-for-sale securities
Debt securities:
Korean treasury and governmental agencies	W	2,765,373	W	(15,142)	W	339,685	W	(3,176)	W	3,105,058	W	(18,318)
Corporations		115,851		(769)		320		(80)		116,171		(849)
Financial institutions		216,992		(245)		19,452		(80)		236,444		(325)
Foreign governments		5,432		(99)		—		—		5,432		(99)
Mortgage-backed and asset-backed securities		37,534		(3)		—		—		37,534		(3)
Marketable equity securities		47,618		(3,455)		52		(43)		47,670		(3,498)

	W	3,188,800	W	(19,713)	W	359,509	W	(3,379)	W	3,548,309	W	(23,092)

Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies	W	3,994	W	(10)	W	57	W	(49)	W	4,051	W	(59)
Corporations		2,193		(416)		—		—		2,193		(416)
Financial institutions		5,167		(52)		—		—		5,167		(52)
Mortgage-backed and asset-backed securities		—		—		—		—		—		—

	W	11,354	W	(478)	W	57	W	(49)	W	11,411	W	(527)

Total temporary impaired securities	W	3,200,154	W	(20,191)	W	359,566	W	(3,428)	W	3,559,720	W	(23,619)

      Included in W23,092 million of gross unrealized losses on AFS securities at December 31, 2004 was W3,380 million of unrealized losses that have existed for a period greater than 12 months. These were primarily caused by floating rate securities issued by government-sponsored enterprises. Those floating rate securities were acquired between 2001 and 2003, and unrealized loss on those securities mainly resulted from interest rate changes, whose applicable interest rate (floating rate) had significantly decreased compared to the decrease in market interest rate. As the extent of the decline for each security is not substantial and

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
unrelated to credit quality, the Group’s management believes that the losses are temporary in nature not due to underlying credit concerns of the issuers.
      Management has determined that the unrealized losses on the Group’s investments in equity and debt securities at December 31, 2004 are temporary in nature. The Group conducts a periodic review to identify and evaluate investments that have indications of possible impairment. An investment in a debt or equity security is impaired if its fair value falls below its cost and the decline is considered other-than-temporary. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been below cost; the financial condition and near-term prospects of the issuer; and the Group’s ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. The Group’s review for impairment generally entails:

•	Identification and evaluation of investments that have indications of possible impairment

•	Analysis of individual investments that have fair values less than 80% of amortized cost, including consideration of the length of time the investment has been in an unrealized loss position

•	Discussion of evidential matter, including an evaluation of factors or triggers that would or could cause individual investments to qualify as having other-than-temporary impairments and those that would not support other-than-temporary impairment

•	Documentation of the results of these analyses, as required under business policies
      Any deterioration in Korean economic conditions or specific situations of the issuers of the securities could adversely affect the fair value of securities held by the Group.
      Interest and dividends on securities comprised of the following for the years ended December 31:

	2002		2003		2004

	(In millions of Won)
Interest income	W	747,332	W	923,222	W	1,200,356
Dividends		1,779		4,132		64,483

	W	749,111	W	927,354	W	1,264,839

      For the years ended December 31, 2002, 2003 and 2004, proceeds from sales of available-for-sale securities amounted to W10,554,089 million, W11,032,423 million and W12,071,514 million, respectively. Gross realized gains amounted to W268,958 million, W75,906 million and W146,002 million for the years ended December 31, 2002, 2003 and 2004, respectively. Gross realized losses amounted to W83,044 million, W78,456 million and W72,216 million for the years ended December 31, 2002, 2003 and 2004, respectively.
      The amortized cost and estimated fair value of the Group’s available-for-sale and held-to-maturity debt securities at December 31, 2004 by contractual maturity are shown in the table below. Expected maturities

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

	Available-for-sale				Held-to-maturity
	Debt Securities				Debt Securities

	Amortized Cost		Fair Value		Amortized Cost		Fair Value

	(In millions of Won)
Within 1 year	W	4,304,587	W	4,322,117	W	1,279,521	W	1,321,224
Over 1 year through 5 years		9,773,101		9,928,055		1,647,354		1,800,947
Over 5 years through 10 years		1,017,099		1,033,858		172,447		185,114
Over 10 years		31,562		31,576		—		—
Securities not due at a single maturity date		2,309,320		2,285,952		—		—

	W	17,435,669	W	17,601,558	W	3,099,322	W	3,307,285

8.	Loans
      The composition of the loan portfolio at December 31 was as follows:

	2003		2004

	(In millions of Won)
Commercial:
Commercial and industrial	W	35,616,698	W	35,653,127
Other commercial		17,377,842		17,988,288
Lease financing		1,091,330		981,002
Consumer:
Mortgage and home equity		20,517,109		22,180,112
Credit cards		6,112,409		4,731,913
Other consumer		14,579,758		15,545,796

Total loans, gross		95,295,146		97,080,238
Deferred loan origination costs		126,837		98,411

		95,421,983		97,178,649
Less: Allowance for loan losses		3,630,728		2,310,555

Total loans, net	W	91,791,255	W	94,868,094

      During 2003 and 2004, the Group received convertible debt securities with a fair market value of W96,471 million and W1,450 million, respectively, and equity securities with a fair market value of W211,074 million and W213,308 million, respectively, through the restructuring of 38 loans in 2003 and 36 loans in 2004, with an aggregate book value of W590,959 million in 2003 and W354,074 million in 2004. The Group recognized aggregate charge-offs of W283,414 million and W139,316 million related to these transactions during the years ended December 31, 2003 and 2004, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Impaired loans are those on which the Group believes it is probable that it will not be able to collect all amounts due according to the contractual terms of the loan. The following table sets forth information about the Group’s impaired loans at December 31:

	2003		2004

	(In millions of Won)
Impaired loans with an allowance	W	3,113,325	W	2,268,924
Impaired loans without an allowance		374,711		376,606

	W	3,488,036	W	2,645,530

Allowance for impaired loans	W	1,349,272	W	885,332
Average balance of impaired loans during the year		2,867,370		2,057,663
Interest income recognized on impaired loans		51,986		90,548
      Included in the above table were smaller balance commercial loans managed on a portfolio basis which were collectively identified as impaired amounting to W649,017 million and W738,946 million at December 31, 2003 and 2004, respectively.
      Loans that are 14 days or less past due in case of commercial loans and 30 days or less past due in case of consumer loans are regarded as nonaccrual loans in a repayment grace period and the Group does not generally request borrowers with such past due loans to make immediate repayment of the outstanding principal balances and related accrued interest. At December 31, 2003 and 2004, nonacccrual loans, excluding the past due loans within the repayment grace period, totaled W3,132,349 million and W2,453,038 million, respectively.
      Adverse economic conditions in the Korean economy may continue to have an adverse effect on the Group’s debtors. The Group owns investment securities issued by and has loans outstanding to a number of Korean companies that have experienced financial difficulties. The ultimate collectibility of these amounts is subject to a number of factors, including the successful performance of the debtors under various restructuring plans in place or in process of negotiation and their ability to perform on loan and debt obligations given the status of the Korean economy and the potential continuation of the adverse trends or other unfavorable developments. Consequently, it is reasonably possible that adjustments could be made to the reserves for impaired loans and to the carrying amount of investments in the near term in amounts that may be material to the Group’s consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table summarizes the changes in the allowance for loan losses and the allowance for losses on guarantees and acceptances for the years ended December 31:

	2003						2004

			Guarantees and						Guarantees and
	Loans		Acceptances(1)		Total		Loans		Acceptances(1)		Total

	(In millions of Won)
Balance at beginning of the year	W	995,725	W	81,512	W	1,077,237	W	3,630,728	W	176,653	W	3,807,381
Reclassification of accounts to other liability		—		—		—		—		(1,005)		(1,005)
Provision for loan losses		1,011,366		—		1,011,366		195,446		—		195,446
Provision for guarantees and acceptances		—		(45,779)		(45,779)		—		(60,032)		(60,032)
Allowance relating to:
Acquisition of Chohung Bank		2,739,297		140,920		2,880,217		—		—		—
Loans reacquired from Korea Asset Management Corporation subject to recourse		31,831		—		31,831		1,900		—		1,900

		2,771,128		140,920		2,912,048		1,900		—		1,900
Charge-offs		(1,395,907)		—		(1,395,907)		(1,824,897)		—		(1,824,897)
Recoveries		248,416		—		248,416		307,378		—		307,378

Balance at end of the year	W	3,630,728	W	176,653	W	3,807,381	W	2,310,555	W	115,616	W	2,426,171

Note:

(1)	The allowance for losses on guarantees and acceptances has been included in other liabilities.
      The Group originates direct financing leases on certain machinery, computers and various other equipment, automobiles and ships for customers in a variety of industries. Income attributable to these leases is initially recorded as unearned income and subsequently recognized as interest income, using the effective interest method, over the term of the leases. The terms of the leases are generally from 3 to 10 years. The components of the net investment in direct financing leases at December 31, as included in the respective loan balances, were as follows:

	2003		2004

	(In millions of Won)
Gross lease payments receivable	W	1,204,486	W	1,056,681
Estimated unguaranteed residual values		41,144		31,125
Unearned income		(154,300)		(106,804)

	W	1,091,330	W	981,002

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The scheduled maturities of net lease payments receivable at December 31 were as follows:

	(In millions of
Years Ending	Won)

2005	W	371,530
2006		260,160
2007		148,592
2008		77,575
2009		49,318
Thereafter		73,827

	W	981,002

9.	Premises and Equipment
      Premises and equipment at December 31 were as follows:

	2003		2004

	(In millions of Won)
Land	W	952,548	W	942,717
Building		750,115		697,075
Equipment and furniture		538,984		594,132
Capitalized software costs		97,568		106,320
Leasehold improvements		97,387		108,312
Construction in progress		2,093		2,781
Operating lease assets		147,147		173,634

Total premises and equipment, gross		2,585,842		2,624,971
Less: Accumulated depreciation and amortization		(583,118)		(776,918)

Total premises and equipment, net	W	2,002,724	W	1,848,053

      Depreciation expense on buildings, equipment and furniture, leasehold improvements and operating lease assets amounted to W81,531 million, W163,211 million and W214,994 million, and amortization expense on capitalized software costs amounted to W9,765 million, W28,669 million and W26,273 million for the years ended December 31, 2002, 2003 and 2004, respectively. Accumulated depreciation on operating lease assets at December 31, 2003 and 2004 were W47,932 million and W80,426 million, respectively.

10.	Goodwill and Intangible Assets
      The Group recorded goodwill of W355,409 million and intangible assets consisting of core deposit intangible asset of W781,393 million, court deposit intangible asset of W188,158 million and credit card relationship intangible asset of W186,645 million in connection with the acquisition of Chohung Bank in 2003. Additionally, the Group recorded intangible assets consisting of core deposit intangible asset of W44,083 million, court deposit intangible asset of W38,195 million and credit card relationship intangible asset of W11,675 million in connection with the acquisition of the remaining 18.85% shares of Chohung Bank in 2004.
      The Group recorded goodwill and intangible assets of W282,366 million and W81,500 million, respectively, in connection with the acquisition of Good Morning Securities and merger between Good Morning Securities and Shinhan Securities in 2002. The Group also recorded core deposit intangible assets of W

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
5,004 million in connection with the acquisition of Jeju Bank in 2002. The Group did not have any goodwill prior to July 1, 2001.
      The changes in goodwill for the years ended December 31, 2003 and 2004 were as follows:

			Good Morning
	Chohung		Shinhan		Shinhan
	Bank		Securities		Capital		Total

	(In millions of Won)
Balance at January 1, 2003	W	—	W	145,364	W	1,616	W	146,980
Acquisition		355,409		—		—		355,409
Disposition		—		—		—		—
Impairment loss		—		—		—		—

Balance at December 31, 2003		355,409		145,364		1,616		502,389

Acquisition		—		—		—		—
Disposition		—		—		—		—
Impairment loss		—		—		—		—
Other		113,526		—		—		113,526

Balance at December 31, 2004	W	468,935	W	145,364	W	1,616	W	615,915

      The changes in goodwill by reportable segment for the years ended December 31, 2003 and 2004 were as follows:

					Treasury &				Other		Securities
	Retail		Corporate		International		Credit		Banking		Brokerage
	Banking		Banking		Business		Card		Services		Services		Other		Total

	(In millions of Won)
Balance at January 1, 2003	W	—	W	—	W	—	W	—	W	—	W	129,285	W	17,695	W	146,980
Acquisition		223,200		32,345		20,489		51,500		5,439		—		22,436		355,409
Disposition		—		—		—		—		—		—		—		—
Impairment loss		—		—		—		—		—		—		—		—

Balance at December 31, 2003		223,200		32,345		20,489		51,500		5,439		129,285		40,131		502,389

Acquisition		—		—		—		—		—		—		—		—
Disposition		—		—		—		—		—		—		—		—
Impairment loss		—		—		—		—		—		—		—		—
Other		71,295		1,072		6,545		16,450		10,997		—		7,167		113,526

Balance at December 31, 2004	W	294,495	W	33,417	W	27,034	W	67,950	W	16,436	W	129,285	W	47,298	W	615,915

      The Group allocated the goodwill resulting from its acquisition of Chohung Bank to the reporting units based on their relative fair values as of the acquisition date. The fair values of the reporting units were determined using a discounted cash flow model. The discounted cash flows were calculated by taking the net present value of estimated cash flows using a combination of historical results, estimated future cash flows, and other factors. The Group used internal forecasts to estimate future cash flows and actual results may differ from forecasted results. The Group believed that this methodology provides a reasonable means to determine fair values. Cash flows were discounted using a discount rate based on a weighted average cost of capital resulting in a range of 6.76 percent to 16.89 percent. The weighted average cost of capital was determined

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
using the long-term U.S. Treasury rate adjusted for country risk, estimated required market returns and risk/return rates for companies in similar industries of the respective reporting unit. The reporting units utilized above were those that were identified as business segments in Note 33 or one level below those business segments.
      The uncertainties in the global and Korean economies have had a negative impact on the Korean financial market. The sharp decline in the market trading volume and the profitability margins on proprietary trading in the second half of the year 2002 have significantly decreased Good Morning Shinhan Securities’ brokerage commission income and its trading profit, the main income streams of its respective units. The Group promptly reassessed all key assumptions underlying goodwill valuation, including those relating to short-term and long-term growth rates, profitability margins, and projected market share. As a result of the analysis, the Group determined that impairment charges of W115,450 million and W21,552 million were necessary related to goodwill recorded in connection with the acquisition of Good Morning Shinhan Securities’ brokerage and capital market units because the fair value of each reporting unit was less than the book value of the respective unit at December 31, 2002. The impairment charge was measured based on the difference between the implied fair value and the carrying amount of the goodwill in each respective reporting unit.
      As discussed in Note 3, General Indemnity, an element of contingent consideration, has mostly expired during 2004 and the possibility of indemnification is assumed to be remote. As a result, additional goodwill in the amount of W166,516 million was recognized. Also, tax benefits from the valuation allowance recognized for operating loss carryforwards of Chohung Bank reduced goodwill by W45,422 million.
      The Group’s evaluation for impairment of the carrying value of goodwill for the years ended December 31, 2003 and 2004 indicated that no goodwill was impaired.
      Intangible assets consisted of the following at December 31:

	2003						2004

	Gross Carrying		Accumulated		Net Carrying		Gross Carrying		Accumulated		Net Carrying
	Amount		Amortization		Amount		Amount		Amortization		Amount

	(In millions of Won)
Core deposit of Jeju Bank(1)	W	5,004	W	(1,046)	W	3,958	W	2,508	W	(2,508)	W	—
Brokerage customer relationship		68,266		(37,476)		30,791		68,266		(64,551)		3,715
KSFC deposit		10,941		(6,093)		4,848		10,941		(10,415)		526
Core deposit of Chohung Bank		781,393		(18,956)		762,437		825,477		(156,342)		669,135
Credit card relationship of Chohung Bank		186,645		(5,579)		181,066		198,320		(54,693)		143,627

Total intangible assets subject to amortization		1,052,249		(69,149)		983,100		1,105,512		(288,509)		817,003
KSFC borrowing(2)		2,293		—		2,293		400		—		400
Court deposit of Chohung Bank		188,158		—		188,158		226,353		—		226,353

Total indefinite-lived intangible assets		190,451		—		190,451		226,753		—		226,753

	W	1,242,700	W	(69,149)	W	1,173,551	W	1,332,265	W	(288,509)	W	1,043,756

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note:

(1)	The change of gross carrying amount of W2,496 million is due to the decrease caused by realization of net operating losses carry-forwarded from 2001.

(2)	The change of gross carrying amount of W1,893 million is due to impairment loss recognized in 2004.
      Amortization expense on intangible assets was W12,942 million, W55,136 million and W187,568 million during the years ended December 31, 2002, 2003 and 2004, respectively.
      On January 1, 2004, the Group changed its amortization method of intangible assets from the straight-line method to the sum-of-the-years’ digits method to better reflect the run-off of the economic value of intangibles. The cumulative effect of accounting change was W23,049 million, net of taxes of W8,743 million.
      The estimated aggregate amortization expenses on intangible assets subject to amortization for the years ending December 31 are as follows:

	(In Millions of
Years Ending	Won)

2005	W	181,584
2006		155,189
2007		129,362
2008		103,535
2009		78,283
Thereafter		169,050

	W	817,003

      During 2004, the Group performed an impairment test for the carrying amount of indefinite-lived intangible assets. As a result of the test, the Group determined that an impairment charge of W1,893 million was necessary related to KSFC borrowing intangible asset because the fair value of KSFC borrowing intangible asset was less than the carrying amount on December 31, 2004. The impairment charge was measured based on the difference between the fair value and carrying amount of KSFC borrowing intangible asset.

11.	Other Assets
      Other assets consisted of the following at December 31:

	2003		2004

	(In millions of Won)
Accrued interest and dividends receivable	W	631,007	W	455,262
Receivables for foreign exchange spot contracts		940,285		2,463,992
Accounts receivable		554,408		2,042,601
Accrued interest income		164,331		64,358
Deferred tax assets		1,152,620		829,276
Other investments		1,060,476		1,076,326
Prepaid expenses		33,524		56,183
Others		65,073		83,849

	W	4,601,724	W	7,071,847

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Deposits
      Deposits at December 31 were as follows:

	2003			2004

			Weighted-			Weighted-
			Average			Average
	Balance		Interest Rate	Balance		Interest Rate

	(In millions of Won, except percentages)
Interest-bearing deposits
Demand deposits	W	6,863,834	1.39%	W	5,620,644	1.33%
Savings deposits		24,558,760	1.46%		24,427,179	1.24%
Certificate of deposits		7,069,321	4.44%		8,051,525	4.08%
Other time deposits		40,999,776	4.19%		39,449,288	3.83%
Mutual installment deposits		2,669,248	5.36%		2,384,922	4.54%

		82,160,939	3.31%		79,933,558	2.93%
Noninterest-bearing deposits
Demand deposits		1,328,203	—		2,745,925	—

	W	83,489,142	3.25%	W	82,679,483	2.85%

      Interest-bearing demand deposits on December 31, 2004 primarily represented court related deposits held at Chohung Bank. Other time deposits include premium accounts for top customers, tax savings accounts for high net worth customers and savings accounts for household financing, and foreign currency deposits. Mutual installment deposits enable customers to become eligible for mortgage and other consumer loans as well as corporate loans while maintaining an account with the Group.
      The contractual maturities of certificate of deposits, other time deposits and mutual installment deposits at December 31 were as follows:

	(In Millions of
Years Ending	Won)

2005	W	43,058,499
2006		3,205,607
2007		1,842,119
2008		396,760
2009		396,235
Thereafter		986,515

	W	49,885,735

      The KDIC provides deposit insurance up to a total of W50 million per depositor in each bank pursuant to the Depositor Protection Act for deposits due after January 1, 2001, regardless of the placement date of deposit.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	Short-Term Borrowings
      Short-term borrowings consist of borrowed funds with original maturities of less than one year at December 31:

	2003			2004

			Weighted-			Weighted-
			Average			Average
	Balance		Interest Rate	Balance		Interest Rate

	(In millions of Won, except percentages)
Borrowings from BOK	W	1,963,755	2.41%	W	1,567,708	2.32%
Borrowings in foreign currencies		5,318,558	1.26%		3,999,173	1.09%
Borrowings from trust accounts		868,569	4.28%		706,578	3.84%
Call money		179,279	3.55%		1,155,569	3.30%
Other borrowings(1)		2,874,578	5.72%		3,524,527	3.41%

	W	11,204,739		W	10,953,555

Note:

(1)	The majority of other borrowings relate to borrowings from other financial institutions.
      Total interest expense on short-term borrowings amounted to W252,912 million, W315,116 million and W340,733 million, of which W58,126 million, W63,789 million and W115,780 million, respectively, related to call money, during 2002, 2003 and 2004, respectively.

14.	Secured Borrowings
      A summary of the secured borrowings and relevant collateral at carrying values at December 31 is as follows:

		2003						2004

				Collateral						Collateral
		Secured						Secured
	Maturity	Borrowings		Loans(1)		Securities		Borrowings		Loans(1)		Securities

	(In millions of Won)
Shinhan 1st Securitization Specialty L.L.C.	2004	W	12,100	W	—	W	5,283	W	—	W	—	W	—
6.57%-15.00% collateralized bond obligation
Shinhan 2nd Securitization Specialty L.L.C.	2011		25,725		25,097		5,798		10,737		19,303		7,549
7.85% collateralized bond obligation
Shinhan 4th Securitization Specialty L.L.C.	2011		250		29,469		7,022		250		19,074		3,371
20.00% collateralized bond obligation
Sprout I ABS Specialty Co., Ltd.	2013		772,940		787,848		—		407,186		791,405		—
1M Libor+0.60% collateralized bond obligation
Shinhan Fun and Joy 2nd Securitization	2006		49,827		343		—		27,953		9		—
Specialty L.L.C. 5.20%-5.69% collateralized bond obligation
Good & Secure Co., Ltd.	2005		81,521		—		95,927		81,522		—		73,142
3.68%-7.00% Asset-Backed Commercial Papers
Goldwing Co., Ltd.	2006		332,050		95,000		315,000		383,167		94,140		320,023
3.47%-3.95% Asset-Backed Commercial Papers

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		2003						2004

				Collateral						Collateral
		Secured						Secured
	Maturity	Borrowings		Loans(1)		Securities		Borrowings		Loans(1)		Securities

	(In millions of Won)
Shinhan Card 2003-1 Securitization Specialty L.L.C.	2009		406,086		784,728		—		406,086		801,694		—
4.65% Type 1 beneficiary certificate
CHB NPL 1st ABS Specialty Co., Ltd.	2004		81,867		267,433		17,021		—		—		—
10%-25% collateralized bond obligation
CSC 1st Securitization Specialty L.L.C.	2005		99,700		—		100,135		59,700		—		100,576
CD+1.57% Asset-Backed Commercial Papers
Shinhan 5th Securitization Specialty L.L.C.	2006		—		—		—		44,888		131,287		—
3.75%-3.86% collateralized bond obligation
CHB NPL 2004-1 ABS Specialty Co., Ltd.	2007		—		—		—		89,759		197,116		—
4.23%-4.92% collateralized bond obligation
CHB NPL 2004-2 ABS Specialty Co., Ltd.	2007		—		—		—		104,679		276,813		556
3.56%-4.15% collateralized bond obligation
Auto 1st ABS Specialty Co., Ltd.	2008		—		—		—		72,500		—		71,000
CD+0.70%-7.00% ABCP and collateralized bond obligation
KTF 3rd ABS Specialty Co., Ltd.	2007		—		—		—		199,740		—		200,000
5.67% collateralized bond obligation
Dongbu Hannong Chemical 1st ABS Specialty Co.	2005		—		—		—		96,980		—		97,000
3.65%-6.75% ABCP and collateralized
bond Obligation
Dogong 1st ABS Specialty Co., Ltd.	2006		—		—		—		326,499		—		326,500
3.38%-7.00% ABCP and collateralized bond Obligation
Enclean 3rd ABS Specialty Co., Ltd.	2007		—		—		—		155,498		—		200,433
CD+0.70%-30% ABCP and collateralized bond obligation
Miraedon Co., Ltd.	2005		—		—		—		120,000		—		157,776
4.01%-4.04% Asset-Backed Commercial Papers
Work and Joy 2004-1 ABS Specialty Co., Ltd.	2007		—		—		—		149,592		—		150,000
3.75% collateralized bond obligation
Other secured borrowings	2008		28,521		49,290		4,720		40,182		3,904		21,187
5.85%-25% collateralized bond obligation
Securities sold under repurchase agreements	2006		4,425,673		—		6,421,404		3,531,175		—		7,094,006
1.997%-7.10%		W	6,316,260	W	2,039,208	W	6,972,310	W	6,308,093	W	2,334,745	W	8,823,119

Note:

(1)	Represents the carrying amounts, exclusive of the related specific allowance for loan losses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Long-Term Debt
      The following table is a summary of long-term debt at December 31:

	Interest
	Rates (%)	Maturity	2003		2004

			(In millions of Won)
Senior
Won-denominated
Notes payable to the Small Business Corporation	2.00-5.25	2005-2013	W	364,884	W	703,641
Notes payable to the Industrial Bank of Korea	1.84-5.00	2006-2009		—		22,501
Notes payable to the Institute of Information Technology Assessment	0.95-6.25	2005-2009		96,122		233,091
Notes payable to the Korea Energy Management Corporation	0.75-6.50	2006-2019		103,724		225,641
Notes payable to other Korean Government Funds	1.00-7.45	2005-2019		228,077		177,610
Fixed and floating rate debentures(1)(2)	1.20-11.95	2005-2014		13,608,065		14,229,164
Other notes payable	1.59-8.12	2005-2012		640,310		388,063

Subtotal				15,041,182		15,979,711
Foreign currency-denominated
Floating rate debentures(1)	1.20-7.73	2005-2008		1,554,693		599,386
Other floating rate notes payable(1)	0.50-11.88	2005-2014		16,991		1,400,962

Subtotal				1,571,684		2,000,348

Total senior debt				16,612,866		17,980,059
Subordinated
Won-denominated
Hybrid bonds(3)	5.70-7.80	2033-2034		272,564		495,033
Other fixed rate debentures(4)	5.46-14.45	2005-2010		3,040,292		3,325,202

Subtotal				3,312,856		3,820,235
Foreign currency-denominated
Floating rate debentures(1)	4.67	2014		—		52,190
Other fixed rate notes payable	6.25	2013		250		260,950

Subtotal				250		313,140

Total subordinated debt				3,313,106		4,133,375

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Interest
	Rates (%)	Maturity	2003		2004

			(In millions of Won)
Redeemable preferred stock (5)
Series 1 Redeemable preferred stock	4.04	2006		153,336		168,503
Series 2 Redeemable preferred stock	4.04	2007		148,167		168,503
Series 3 Redeemable preferred stock	4.04	2008		143,386		168,504
Series 4 Redeemable preferred stock	4.04	2009		138,962		168,504
Series 5 Redeemable preferred stock	4.04	2010		134,871		168,504
Series 6 Redeemable preferred stock	7.00	2006		506,652		525,000
Series 7 Redeemable preferred stock	7.46	2008		354,318		365,000
Series 8 Redeemable preferred stock	7.86	2010		9,869		10,000

Total redeemable preferred stock				1,589,561		1,742,518

Long-term debt, gross				21,515,533		23,855,952
Less: Unamortized discounts				(297,825)		(239,269)

Long-term debt, net			W	21,217,708	W	23,616,683

Notes:

(1)	Interest rates on floating rate debt were those rates in effect at December 31, 2004

(2)	Majority of these debentures related to miscellaneous bank borrowings from individual lenders.

(3)	Chohung Bank and Shinhan Bank have a call option that can be exercised 5 years after the issuance date, or earlier with the approval of the Financial Supervisory Service. The call options mature in 30 years from the issuance date, but may be extended by Chohung Bank and Shinhan Bank at any time.

(4)	Majority of these debentures related to miscellaneous bank borrowings from corporate lenders and Korean governmental entities.

(5)	See Note 21 for the terms of the RPS.
      Long-term debt is denominated predominately in Korean Won, US dollars, or Japanese Yen with both fixed and floating interest rates. Floating rates are generally determined periodically by formulas based on certain money market rates tied to the six-month London Interbank Offered Rate (LIBOR) or the monthly Public Fund Prime Rate published by the Korean government, and are reset on a monthly, quarterly or semi-annual basis. The weighted-average interest rate for long-term debt was 5.12 percent and 5.46 percent at December 31, 2003 and 2004, respectively. Certain long-term debt agreements contain cross-default provisions and accelerating clauses for early termination in the event of default.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The aggregate amount of long-term debt by contractual maturities at December 31 was as follows:

(In millions of
Years Ending	Won)

2005	W10,295,154
2006	4,362,355
2007	2,189,977
2008	2,093,177
2009	1,562,041
Thereafter	3,353,248

Long-term debt, gross	23,855,952
Less: Unamortized discount	(239,269)

Long-term debt, net	W23,616,683

16.	Accrued Expenses and Other Liabilities
      Accrued expenses and other liabilities at December 31 comprised of the following:

	2003		2004

	(In millions of Won)
Accrued interest and dividend payables	W	1,716,234	W	1,778,560
Payables for foreign exchange spot contracts		940,215		3,918,113
Accrued severance benefits		205,768		74,835
Accrued expenses		72,095		85,491
Accounts payable		623,888		968,328
Unearned income		162,680		157,192
Income tax payable		117,370		277,818
Withholding value-added tax and other taxes		83,112		43,114
Deferred tax liabilities		465,648		525,407
Guarantee deposits received		259,948		305,649
Due to agencies		1,008,097		938,465
Allowance for losses on guarantees and acceptances		176,653		115,616
Utility bill payments received on behalf of government		419,386		108,035
Other		303,494		417,506

	W	6,554,588	W	9,714,129

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	Commissions and Fees
      Details of commissions and fees from nontrust management activities for the years ended December 31 are as follows:

	2002		2003		2004

	(In millions of Won)
Brokerage fees and commissions	W	170,160	W	260,412	W	231,520
Other fees and commissions:
Credit card fees		122,038		255,775		360,624
Commissions received on remittance		40,878		59,685		78,657
Commissions received on import and export letters of credit		34,816		51,166		80,528
Financial guarantee fees		10,459		9,102		24,916
Commissions received in foreign exchange activities		17,671		30,273		68,391
Commission received as agency		2,966		5,987		49,132
Commission received as electronic charge receipt		13,396		42,583		74,232
Commission received as early repayment		27,452		36,350		33,958
Other fees		34,059		89,136		176,856

Total other fees and commissions		303,735		580,057		947,294

	W	473,895	W	840,469	W	1,178,814

18.	Other Noninterest Income and Other Noninterest Expenses
      Components of other noninterest income for the years ended December 31 were as follows:

	2002		2003		2004

	(In millions of Won)
Net gain on foreign exchange spot contracts	W	110,667	W	91,337	W	352,696
Gain on sale of premises and equipment		1,013		22,609		30,408
Income from operating leases		22,913		39,922		52,787
Rental income		8,077		11,924		15,199
Extinguished prescription of deposits		5,106		16,053		13,353
Gain on other investments		21,099		27,527		53,356
Other		34,243		65,250		246,137

	W	203,118	W	274,622	W	763,936

      Components of other noninterest expenses for the years ended December 31 were as follows:

	2002		2003		2004

	(In millions of Won)
Miscellaneous taxes	W	75,748	W	61,844	W	92,096
Loss on sale of premises and equipment		11,487		8,670		15,134
Loss on sale of other real estate		5,556		3,199		1,448
Other fees and commissions		81,525		250,483		363,918
Other		43,520		139,771		325,420

	W	217,836	W	463,967	W	798,016

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Extraordinary Gain
      As discussed in Note 3, on December 23, 2004, the Group acquired all the remaining 39.53% of the outstanding common shares of Good Morning Shinhan Securities that it did not already own. The exchange ratio was 6.1237 share of Good Morning Shinhan Securities common stock for one share of the Group’s common stock as determined based on the relative stock prices of the Group’s common stock to those of the common stock of Good Morning Shinhan Securities on certain agreed periods and dates. The acquisition was accounted for using the purchase method.
      Prior to the share swap, certain dissenting minority shareholders exercised their right to have Good Morning Shinhan Securities repurchase their shares at W3,330 per share. Accordingly, Good Morning Shinhan Securities purchased 2,992 common shares as treasury stock at an aggregate price of W10 million. Of the 10,041,638 common shares of the Group issued, 489 shares were issued in exchange for the treasury shares of Good Morning Shinhan Securities.
      The purchase price for the outstanding shares of Good Morning Shinhan Securities was approximately W209,037 million based on the fair value of the common stock issued by the Group. The fair value of 39.53% of net assets acquired was W358,828 million. The excess of the fair value of the net assets acquired over the purchase consideration resulted in a negative goodwill of W149,791 million.

	(In millions of
	Won)

Fair value of net assets of Good Morning Shinhan Securities	W	301,334
KSFC deposit intangible asset		6,276
Brokerage customer relationship intangible asset		50,956
KSFC borrowing intangible asset		262
Negative goodwill		(149,791)

Total purchase price	W	209,037

      The negative goodwill was allocated to non-current assets acquired as follows:

	(In millions of
	Won)

Premises and equipment	W	111,172
KSFC deposit intangible asset		6,276
Brokerage customer relationship intangible asset		50,956
KSFC borrowing intangible asset		262
Deferred tax asset		(46,383)
Extraordinary gain		27,508

Total allocation	W	149,791

      Pursuant to SFAS No. 141, the Group first allocated the negative goodwill to the identifiable intangible assets, premises and equipment acquired on a pro rata basis. After the value of the identifiable intangible assets, premises and equipment was reduced to zero, the Group recognized an extraordinary gain of W27,508 million for the year ended December 31, 2004, which related to the unallocated negative goodwill.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.	Common Stock

Issuances of common stock
      As of December 31, 2004, the Group had 319,319,011 shares of common stock issued and 310,320,994 shares of common stock outstanding. On September 16, 2003, the Group listed its shares on the New York Stock Exchange (“NYSE”) and transferred its global depository shares listed on the Luxembourg Stock Exchange to NYSE as American depository shares.

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
      The treasury stocks held by Shinhan Bank were 29,986,159 shares as of December 31, 2003. Shinhan Bank sold 29,873,295 shares of treasury stock in the Korean stock market at W21,000 per share through after-hour block trading on March 3, 2004, and 112,864 shares of treasury stock in the Korean stock market.
      In 2004, Chohung Bank and Good Morning Shinhan Securities purchased their respective common stocks from dissenting shareholders. Those shares were subsequently exchanged to common stock of Shinhan Financial Group and became the treasury stock of the Group. The treasury stock held by Chohung Bank, Shinhan Bank and Good Morning Shinhan Securities were 8,985,567, 11,006 and 1,444 shares, respectively, as of December 31, 2004.

21.	Redeemable Preferred Stock and Redeemable Convertible Preferred Stock
      In August 2003, in connection with the acquisition of Chohung Bank, the Group issued 46,583,961 shares of RPS, par value of W5,000 per share, with an aggregate estimated fair value of W710,258 million and 44,720,603 shares of RCPS, par value of W5,000 per share, with an aggregate estimated fair value of W714,780 million to KDIC, as well as 6,000,000 shares of RPS, par value of W5,000 per share, with an aggregate estimated fair value of W900,000 million to Strider ABS Specialty Co., Ltd. (“Strider”), a SPE established by the Group.
      The RPS was issued in five series (Series 1 to 5) to KDIC and in three series (Series 6 to 8) to Strider on August 19, 2003, redeemable over seven years after the issue date. If there is any RPS outstanding on the last day of the redemption period (“RPS Final Redemption Date”), the Group will be obligated to redeem all outstanding RPS to the extent that distributable profits are available for such purchase. In the event that the Group does not have sufficient distributable profits to redeem all outstanding RPS on the RPS Final Redemption Date, the RPS will remain outstanding until sufficient distributable profits are available. The Group may, at its option, elect to redeem all or part of the outstanding RPS at any time during the redemption period. The holder of RPS will not have any voting rights, unless dividends on the RPS are not distributed in any given year, in which case each share of RPS will be given one voting right. The Group may redeem the RPS from KDIC and Strider at W18,086 and W150,000 per share, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The dividends on the RPS are cumulative and non-participating on dividends on the common stock of the Group, and the stated dividend rates are as follows:

RPS issued to KDIC (Series 1 to 5)	4.04%
RPS issued to Strider:
Series 6	7.00%
Series 7	7.46%
Series 8	7.86%
      The RPS was initially measured at fair value as determined by the present value of its future cash dividend payments and repayments provisions, and amortized over the period from the date of issuance to the redemption date using effective interest method. The RPS was classified as long-term debt on the Group’s consolidated balance sheet as of December 31, 2004.
      The Series 9 RCPS were issued to KDIC on August 19, 2003, redeemable at any time after the third anniversary date of the issue date and from time to time until the fifth anniversary date of the issue date. If there is any RCPS outstanding on the last day of the redemption period (“RCPS Final Redemption Date”), the Group is obligated to redeem the outstanding RCPS to the extent that distributable profits are available for the purchase. In the event that the Group does not have sufficient distributable profits to redeem all outstanding RCPS on the RCPS Final Redemption Date, the RCPS will remain outstanding until sufficient distributable profits are available.
      The Group may, at its option, elect to redeem all or part of the outstanding RCPS at any time during the redemption period. KDIC may convert the RCPS into newly issued common stock of the Group at a conversion ratio of 1:1, based on a scheduled conversion after the first anniversary date of the issue date until the fourth anniversary of the issue date. The holder of RCPS will not have any voting rights, unless dividends on the RCPS are not distributed in any given year, in which case each RCPS will be given one voting right. The dividends on the RCPS are cumulative and non-participating on dividends on the common stock of the Group, and the stated dividend rate is 2.02%. The RCPS were initially recorded at fair value as determined by the present value of its future cash dividend payments, repayment provisions and associated conversion features. The option to convert the RCPS to the Group’s common stock was valued using a continuous binomial option-pricing model. The RCPS were classified outside stockholders’ equity as of December 31, 2004.
      The aggregate amount of RCPS by contractual maturities at December 31, 2004 were as follows:

	(In millions of
Years Ending	Won)

2005	W	—
2006		—
2007		—
2008		808,817
Discount on RCPS		(73,073)

	W	735,744

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.	Retained Earnings
      Retained earnings consisted of the following at December 31:

	2003		2004

	(In millions of Won)
Appropriated retained earnings for legal reserves under Korean GAAP	W	82,469	W	118,692
Unappropriated retained earnings under US GAAP		1,106,219		2,337,201

	W	1,188,688	W	2,445,893

      The Financial Holding Company Act requires the Group to appropriate as a legal reserve under accounting principles generally accepted in Korea (“Korean GAAP”), an amount equal to a minimum of 10 percent of annual net income of Shinhan Financial Group until such reserve equals 100 percent of its paid-in capital. This reserve is not available for payment of cash dividends, but may be transferred to capital stock or used to reduce an accumulated deficit, if any, by an appropriate resolution of the Group’s board of directors.

23.	Regulatory Requirements
      The Group and its subsidiaries, including Shinhan Bank, Chohung Bank, and Jeju Bank are subject to various regulatory capital requirements administered by the Financial Supervisory Commission (“FSC”), which are based on the Basel Committee on Banking Regulations and Supervisory Practices. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Group’s consolidated financial statements.
      In conformity with the FSC regulations on financial holding companies, the Group applied the net equity to requisite capital ratio calculated under the FSC guidelines to evaluate its capital adequacy. All Korean financial holding companies must meet the minimum requisite capital ratio of 100 percent, as regulated by the FSC. Requisite capital, as required and defined by FSC, represents the sum of (a) the minimum equity capital amount necessary to meet the FSC guidelines for Shinhan Bank, Chohung Bank and Jeju Bank, (b) 8% of its total assets on its balance sheet (including off-balance assets, if any) for other subsidiaries, and (c) 8% of its total assets on its balance sheet (including off-balance assets, if any, but excluding the book value of investments in and financial supports to its direct and indirect subsidiaries) for the Group.
      The FSC regulations also require that the computation be based on the Group’s consolidated financial statements under Korean GAAP and regulatory guidelines, which vary in certain significant respects from US GAAP.
      The Group’s requisite capital adequacy ratio mandated by the FSC is presented in the table below at December 31:

	2003		2004

	(In millions of Won,
	except capital ratio)
Equity Capital	W	8,847,673	W	9,867,854
Requisite Capital		7,472,031		7,625,261
Requisite Capital Ratio		118.41%		129.41%
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
      As required by the FSC regulations, the following capital ratios were calculated based on the consolidated financial statements of Shinhan Bank and Chohung Bank under Korean GAAP and regulatory guidelines which vary in certain significant respects from US GAAP at December 31:

	Shinhan Bank				Chohung Bank

	2003		2004		2003		2004

	(In millions of Won, except capital ratio)
Tier 1 capital	W	2,984,770	W	3,618,254	W	1,800,933	W	2,023,051
Tier 2 capital		2,196,264		2,183,527		1,782,405		2,023,051
Less: Treasury stock, etc.		(244,554)		(257)		(10,940)		(230,373)

Total risk-adjusted capital	W	4,936,480	W	5,801,524	W	3,572,398	W	3,815,729

Risk-weighted assets
On-balance sheet assets	W	42,459,960	W	44,603,127	W	38,859,601	W	38,841,232
Off-balance sheet assets		4,154,792		3,886,979		1,339,435		1,796,797

Total risk-weighted assets	W	46,614,752	W	48,490,106	W	40,199,036	W	40,638,029

Capital adequacy ratio		10.59%		11.96%		8.89%		9.39%
Tier 1 capital ratio		6.40%		7.46%		4.48%		4.98%
Tier 2 capital ratio		4.71%		4.50%		4.43%		4.98%
      Effective January 1, 2002, in addition to the existing capital ratio calculations, all banks in Korea are required to report to the FSC an alternative set of capital ratios, as follows, with components based on credit and market risks.
      Shinhan Bank and Chohung Bank are subject to the same existing requirements to maintain minimum adequacy ratios at December 31:

	Shinhan Bank				Chohung Bank

	2003		2004		2003		2004

	(In millions of Won, except capital ratio)
Tier 1 capital	W	2,984,770	W	3,618,254	W	1,800,933	W	2,023,051
Tier 2 capital		1,951,710		2,183,270		1,771,465		1,792,678

Total risk-adjusted capital	W	4,936,480	W	5,801,524	W	3,572,398	W	3,815,729

Total risk-weighted assets	W	47,064,938	W	48,578,597	W	40,260,877	W	40,580,874

Capital adequacy ratio		10.49%		11.94%		8.87%		9.40%
Tier 1 capital ratio		6.34%		7.45%		4.47%		4.99%
Tier 2 capital ratio		4.15%		4.49%		4.40%		4.41%
      The Group’s other subsidiaries, including Jeju Bank, Shinhan Card and Good Morning Shinhan Securities are also subject to the capital ratio pursuant to other regulatory capital requirements of the FSC. At December 31, 2003 and 2004, the Group’s other subsidiaries met the regulatory capital requirements of the FSC.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.	Income Taxes
      All but an insignificant portion of income before income tax expense and income tax expense is from Korean sources. Allocation of national and local income taxes between current and deferred portions is as follows for the years ended December 31:

	2002		2003		2004

	(In millions of Won)
Current tax expense
National	W	299,473	W	218,340	W	392,306
Local		29,947		21,834		39,231

Total current tax expense		329,420		240,174		431,537
Deferred tax expense (benefit)
National		(8,276)		6,571		302,649
Local		(828)		657		30,265

Total deferred tax expense (benefit)		(9,104)		7,228		332,914

Total tax expense	W	320,316	W	247,402	W	764,451

      Income tax expense in the amount of W66,811 million was charged to stockholder’s equity, with respect to the gain from disposition of treasury stock in 2004. Income tax benefits in the amount of W47,918 million and W8,743 million were recorded directly to goodwill and non-current intangible assets, and cumulative effect of change in accounting principles in 2004, respectively. The preceding table does not reflect the tax effects of unrealized gains and losses on available-for-sale securities. The tax effects of these items are recorded directly as other comprehensive income within stockholder’s equity. See Note 36 for further information.
      A reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense for the years ended December 31 is as follows:

	2002		2003		2004

	(In millions of Won, except tax rates)
Statutory tax rate		29.7%		29.7%		29.7%
Income before income tax expense, minority interest, extraordinary item and cumulative effect of a change in accounting principle	W	919,893	W	548,566	W	2,380,290
Income tax calculated at the statutory tax rate		273,208		162,924		706,946
Income not assessable for tax purposes		(5,134)		(8,939)		(75,926)
Expenses not deductible for tax purposes		6,086		19,880		171,556
Impairment loss on goodwill		40,690		—		—
Foreign tax rate differentials		(1,473)		(359)		(205)
Adjustment for double taxation of subsidiaries and branches		—		291		13,502
Change in statutory tax rate(1)		—		56,462		(33,688)
Change in valuation allowance		1,720		15,507		(18,125)
Other		5,219		1,636		391

Income tax expense	W	320,316	W	247,402	W	764,451

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note:

(1)	In December 2003, the Korean government reduced the corporate income tax rate from 29.7% to 27.5%, effective from January 1, 2005.
      The components of net deferred income tax assets and liabilities included in other assets and accrued expenses and other liabilities, respectively, at December 31, are as follows:

	2003		2004

	(In millions of Won)
Deferred income tax assets
Allowance for loan losses	W	424,152	W	276,859
Allowance for guarantees and acceptances		78,338		51,376
Valuation of trading assets		25,237		15,733
Premises and equipment		61,303		58,942
Available-for-sale securities		283,193		233,868
Other assets		2,069		26,906
Long-term debt		41,306		33,492
Other temporary differences		25,564		9,819
Net operating loss carry forwards		346,780		177,905

		1,287,942		884,900
Less: Valuation allowance		(135,322)		(55,624)

Deferred income tax assets		1,152,620		829,276

Deferred income tax liabilities
Valuation of trading assets		(2,232)		(1,701)
Foreign exchange contracts and derivative instruments		(3,254)		(566)
Allowance for loan losses		(63,208)		(78,424)
Accrued interest and dividend receivable		(102,114)		(73,952)
Accrued interest and dividend payable		(1,105)		—
Other assets		(258,589)		(354,922)
Long-term debt		(14,247)		(8,594)
Other temporary differences		(20,899)		(7,248)

Deferred income tax liabilities		(465,648)		(525,407)

Net deferred income tax assets	W	686,972	W	303,869

      In assessing the realizability of deferred tax assets, management considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences became deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets were deductible, management believed it was more likely than not that the Group would realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2004. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period were reduced.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The valuation allowance was W10,472 million as of January 1, 2002. During the years ended December 31, 2002, 2003 and 2004, the valuation allowance increased/(decreased) by W58,827, W66,023 and W (79,698) million, respectively. Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets in the amount of W3,824 as of December 31, 2004 was allocated to goodwill and other noncurrent intangibles.
      At December 31, 2004, the Group had tax net operating losses totaling W650,097 million. These net operating losses expire in periods ranging from 2005 to 2009 as follows:

	(In millions of
Years Ending	Won)

2005	W	3,695
2006		109,585
2007		27,355
2008		504,698
2009		4,764

	W	650,097

25.	Earnings Per Share
      Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common stocks outstanding during the period. Diluted earnings per share reflects additional common stocks that would have been outstanding if dilutive potential common stocks have been issued, as well as any adjustment to income that would result from the assumed issuance. Dilutive potential common stocks that may be issued by the Group relate solely to outstanding stock options and bonds with stock purchase warrants, redeemable convertible preferred stock and are determined using the treasury stock method and if-converted method. Effects of stock options and bonds with stock purchase warrants are excluded from the computation if the effect would be antidilutive.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table is a summary of the computation of earnings per share (“EPS”) for the years ended December 31:

	2002		2003		2004

	(In millions of Won, except per share data)
Basic EPS
Net income before extraordinary gain and cumulative effect of a change in accounting principle	W	589,422	W	275,318	W	1,462,411
Extraordinary gain, net of taxes		—		—		27,508
Cumulative effect of a change in accounting principle, net of taxes		—		—		(23,049)
Accretion and dividends on redeemable convertible preferred stock		—		(6,043)		(40,948)

Net income attributable to common stock shareholders	W	589,422	W	269,275	W	1,425,922
Weighted-average number of common stocks outstanding (in thousands)		262,480		262,987		292,465
Net earnings per share
Net income before extraordinary gain and cumulative effect of a change in accounting principle	W	2,246	W	1,024	W	4,860
Extraordinary gain		—		—		94
Cumulative effect of a change in accounting principle		—		—		(79)

Basic net income per share	W	2,246	W	1,024	W	4,875

Diluted EPS
Net income before extraordinary gain and cumulative effect of a change in accounting principle for purposes of computing diluted net income per share	W	589,422	W	275,318	W	1,462,411
Extraordinary gain, net of taxes		—		—		27,508
Cumulative effect of a change in accounting principle, net of taxes		—		—		(23,049)

Net income attributable to common stock shareholders	W	589,422	W	275,318	W	1,466,870
Weighted-average number of common stocks outstanding (in thousands)		262,480		262,987		292,465
Diluted effect of redeemable convertible preferred stock (in thousands)		—		16,540		44,721
Diluted effect of bond with warrants (in thousands)		288		212		—
Diluted effect of stock options (in thousands)		44		6		294

Weighted-average number of common stock outstanding, Assuming dilution (in thousands)		262,812		279,745		337,480
Net earnings per share
Net income before extraordinary gain and cumulative effect of a change in accounting principle	W	2,243	W	984	W	4,333
Extraordinary gain		—		—		82
Cumulative effect of a change in accounting principle		—		—		(68)

Diluted net income per share	W	2,243	W	984	W	4,347

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

26.	Employee Severance Plans
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
      Under limited circumstances, employees can withdraw their accumulated unpaid severance amounts before their termination of employment (“interim severance payment”). Such withdrawals were included in the amount of plan payments for the years ended December 31, 2002, 2003 and 2004. Total interim severance payments made by the Group in 2002, 2003 and 2004 were W17,961 million, W22,317 million and W259,476 million, respectively.
      The Group paid severance benefits of W19,578 million, W3,350 million and W7,841 million for the years ended December 31, 2002, 2003 and 2004, respectively.
      Accrued employee severance plan obligations included in accrued expenses and other liabilities at December 31 are as follows:

	2003		2004

	(In millions of Won)
Balance at beginning of the year	W	222,365	W	348,264
Severance benefits		77,685		94,914
Balance from the acquisition of subsidiaries		73,881		—
Plan payments		(25,667)		(267,317)

		348,264		175,861
Less: Balance of payments remaining with National Pension Fund and severance insurance deposit		(142,496)		(101,026)

Balance at end of the year	W	205,768	W	74,835

      The Group expects to pay the following future benefits to its employees upon their normal retirement age:

	(In millions of
Years Ending	Won)

2005	W	11,809
2006		2,054
2007		2,736
2008		4,170
2009		5,127
2010-2014		68,962
      The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Group before their normal retirement age.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

27.	Employee Stock Option Plans
      The Group has various stock-based compensation plans to reward its employees and key executives of the Group. The Group measures stock-based compensation expense using the fair value based method of accounting.
      Stock-based compensation expense was W7,715 million, W5,885 million and W3,715 million in 2002, 2003 and 2004, respectively. The per share weighted fair value of the stock options granted to key employees, executives and directors of the Group was W10,443 for 2002, and W5,017 for 2003, and W7,351 for 2004. The per share weighted fair value of the stock options granted to key employees, executives and directors of Chohung Bank were W1,533 and W952 for the years ended 2003 and 2004, respectively. These amounts were estimated on the date of the grant using the Black-Scholes option-pricing model.
      The weighted-average assumptions used for grants made in 2002, 2003 and 2004 are as follows:

	Shinhan Financial Group

	2002	2003	2004

Risk-free interest rate	6.33%	4.21%	4.39%
Expected lives	4.01 years	4.01 years	3.50 years
Expected volatility	58.39%	45.10%	42.26%
Expected dividend rate	4.21%	5.83%	2.82%

	Chohung Bank

	2003	2004

Risk-free interest rate	4.57%	4.39%
Expected lives	3.50 years	3.50 years
Expected volatility	82.51%	66.04%
Expected dividend rate	0.00%	0.00%

Shinhan Financial Group Plan
      The Group has authorized 63,863,802 shares of options to be granted to certain executives of the Group to purchase its common stock. On May 22, 2002, the Group granted certain executives of the Group, Shinhan Bank, and Shinhan Capital 1,004,200 options at an exercise price of W18,910 per share, with a vesting period of 2 years. On May 15, 2003, the Group granted certain executives of the Group, Shinhan Bank, Shinhan Capital, Shinhan Card and Shinhan Credit Information 1,156,300 options at exercise price of W11,800 per share, with a vesting period of 2 years. On March 25, 2004, the Group granted certain executives of the Group, Shinhan Bank, Shinhan Capital, Shinhan Card and Shinhan Credit Information, 1,301,600 options at an exercise price of W21,595 per share, with a vesting period of 2 years. For the options granted except options issued on May 22, 2002, Shinhan Financial Group may issue common stock or pay in cash the difference between the exercise and market price at the date of exercise. With regard to options granted on May 22, 2002, Shinhan Financial Group decided to pay the difference between the exercise price and market price in cash at the date of exercise on May 21, 2004. Restrictions on the grants include continued employment for a specified period and lapse after the second year of vesting. Upon vesting, options may be exercised between 3 to 6 years from the grant date. Certain performance goals need to be attained for the options to be exercisable. Subsequently, with respect to options granted on May 15, 2003, Shinhan Financial Group decided to pay the difference between the exercise price and market price in cash at the date of exercise on May 17, 2005.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Shinhan Bank Plan
      Shinhan Bank has authorized 24,436,037 shares of options to be granted to purchase its common stocks. On March 27, 2000, Shinhan Bank granted certain executives 280,000 options at an exercise price of W11,700 per share, with a vesting period of 2 years. On March 5, 2001, Shinhan Bank granted certain executives 265,000 options at an exercise price of W13,900 per share, with a vesting period of 2 years. On March 4, 2004, Shinhan Bank decided to settle these stock options for cash based on price calculated in reference to the market price of the common stock of Shinhan Financial Group. The number of options exercised in 2004 was 469,043 shares.

Chohung Bank Plan
      On March 27, 2000, March 9, 2001, March 29, 2002, March 28, 2003, and March 25, 2004, Chohung Bank granted stock options, which gave the grantee the right to buy Chohung Bank’s shares, to its key employees, management, and directors, including the president and the deputy-president. The number of stock options granted used to be determined depending on the relative stock price increase rate of Chohung Bank over the banking industry’s stock price increase rate, Chohung Bank’s non-performing loans ratio, and the risk-adjusted capital ratio. The stock options vest after 2 years, and become exercisable after 2 to 3 years from the grant date for a period of 3 years. If the stock options had been exercised, Chohung Bank would have had the option either to issue new shares or shares held as treasury stock, or to pay the difference between the market price and the exercise price in cash or with treasury stock. On March 30, 2005, Chohung Bank decided to settle these stock options for cash based on the price in reference to the market price of the common stock of Shinhan Financial Group, multiplied by the exchange ratio.
      Change in options during the years ended December 31, is as follows:

	Shinhan Financial Group			Shinhan Bank

			Weighted-			Weighted-
			Average			Average
			Exercise			Exercise
	Number of		Price Per	Number of		Price Per
	shares		Share	shares		Share

			(in Won)			(in Won)
Outstanding at January 1, 2002	—	W	—	529,094	W	12,802
Granted	1,004,200		18,910	—		—
Forfeited	—		—	(56,551)		13,770

Outstanding at December 31, 2002	1,004,200		18,910	472,543		12,686
Granted	1,156,300		11,800	—		—
Forfeited	(113,955)		16,483	—		—

Outstanding at December 31, 2003	2,046,545		15,028	472,543		12,686
Granted	1,301,600		21,595	—		—
Exercised	(3,500)		18,910	(469,043)		12,693
Forfeited	(247,703)		16,219	—		—

Outstanding at December 31, 2004	3,096,942		17,698	3,500		11,700

Exercisable at December 31, 2004	864,576			3,500

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Chohung Bank

			Weighted-
			Average
			Exercise
	Number of		Price Per
	shares		Share

			(in Won)
Outstanding at September 1, 2003	934,286	W	5,033
Granted	—		—
Forfeited	(365,580)		4,856

Outstanding at December 31, 2003	568,706		5,147
Granted	340,000		5,000
Forfeited	(5,316)		5,000

Outstanding at December 31, 2004	903,390		5,093

Exercisable at December 31, 2004	433,876

      Information pertaining to options outstanding at December 31, 2004 is as follows:

	Shinhan Financial Group

	Options Outstanding
					Options Exercisable
		Weighted-
		Average	Weighted-			Weighted-
		Remaining	Average			Average
	Number	Contractual	Exercise		Number	Exercise
Exercise Price	Outstanding	Life(1)	Price		Exercisable	Price

			(In Won)			(In Won)
W18,910	864,576	3.39 years	W	18,910	864,576	W	18,910
W11,800	995,121	4.38 years		11,800	—		—
W21,595	1,237,245	4.24 years		21,595	—		—

	3,096,942	4.05 years	W	17,698	864,576	W	18,910

Shinhan Bank

Options Outstanding
Options Exercisable
Weighted-
		Average	Weighted-			Weighted-
		Remaining	Average			Average
	Number	Contractual	Exercise		Number	Exercise
Exercise Price	Outstanding	Life(1)	Price		Exercisable	Price

			(In Won)			(In Won)
W11,700	3,500	1.24 years	W	11,700	3,500	W	11,700

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Chohung Bank

	Options Outstanding
					Options Exercisable
		Weighted-
		Average	Weighted-			Weighted-
		Remaining	Average			Average
	Number	Contractual	Exercise		Number	Exercise
Exercise Prices	Outstanding	Life(1)	Price		Exercisable	Price

			(In Won)			(In Won)
W4,559	99,054	3.24 years	W	4,559	—	W	—
W5,000	599,040	1.24-4.23 years		5,000	228,580		5,000
W5,598	187,200	2.24 years		5,598	187,200		5,598
W5,860	18,096	2.24 years		5,860	18,096		5,860

	903,390	2.67 years	W	5,093	433,876	W	5,294

Note:

(1)	Contractual life indicates the sum of service (vesting) period and exercisable period.

Employee Stock Ownership Association
      In 2002, the Group and Shinhan Bank established an employee stock ownership association (the “ESOA”) covering most of their employees. The Group makes discretionary cash contributions to the ESOA on a periodic basis as determined by the Group’s Board of Directors. Shinhan Bank makes cash contributions to the ESOA on a periodic basis based on Shinhan Bank’s actual performance relative to pre-specified net income. The Group and Shinhan Bank contributions are used to purchase shares of the common stock of the Group on the Korean Stock Exchange. All shares acquired by the ESOA are unallocated, and are restricted for a period of four years pursuant to the plan agreements and regulations governing the ESOA. Under the Securities and Exchange Act of Korea, employees participating in the ESOA have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered by the Group pursuant to the Securities and Exchange Act of Korea. Furthermore, this right is exercisable only to the extent that the total number of shares so acquired and held by such employees does not exceed 20% of the Group’s total number of shares then outstanding. For the years ended December 31, 2002, 2003 and 2004, the Group recorded in aggregate W6,543 million, W5,500 million and W20,852 million in expenses related to the ESOA contributions, respectively.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following methods and assumptions are used by the Group in estimating fair value disclosures for its financial instruments:
      Assets and liabilities for which fair value approximates carrying value: The carrying values of certain financial assets and liabilities are reported at cost, including cash and cash equivalents, restricted cash, call loans, accrued interest and dividends receivable, accrued interest payable, call money, security deposits, other assets except for nonmarketable equity investments and other liabilities. The carrying values of these financial assets and liabilities are considered to approximate their fair values due to their short-term nature and negligible losses due to credit risks.
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
      Loans: Loans and advances are net of allowance for loan losses. The fair value of fixed rate loans is estimated by discounting contractual cash flows based on current rates at which similar loans would be made to borrowers for the same maturities. The fair values of variable rate loans that re-price frequently with no significant changes in credit risk are considered to approximate their carrying values in the consolidated balance sheets.
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
      Redeemable convertible preferred stock: The fair value of redeemable convertible preferred stock are estimated based on the present value of its future cash dividend payments, repayment provisions and associated conversion features. The fair value of conversion features are not estimated as of December 31, 2004 but used initial fair value estimated at issuance.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The estimated fair values, and related carrying or notional amounts of the Group’s financial instruments at December 31 are as follows:

	2003				2004

	Carrying				Carrying
	Amount		Fair Value		Amount		Fair Value

	(In millions of Won)
Financial assets:
Financial assets for which carrying value approximates fair value	W	8,314,036	W	8,314,036	W	8,758,750	W	8,758,750
Interest-bearing deposits in banks		409,038		409,038		220,478		220,478
Trading assets		3,377,295		3,377,295		6,316,341		6,316,341
Securities		21,703,345		21,859,745		21,207,551		21,415,514
Loans		91,791,255		92,368,132		94,868,094		95,261,537
Nonmarketable equity investments included in other assets		1,060,476		1,074,650		1,076,326		1,217,285
Financial liabilities:
Financial liabilities for which carrying value approximates fair value		6,742,044		6,742,044		2,934,129		2,934,129
Deposits		83,489,142		83,991,573		82,679,483		83,034,668
Trading liabilities		513,061		513,061		1,757,577		1,757,577
Short-term borrowings		11,204,739		11,204,739		10,935,555		10,935,555
Secured borrowings		6,316,260		6,593,583		6,308,093		6,388,404
Long-term debt		21,217,708		21,995,231		23,616,683		25,398,145
Redeemable convertible preferred stock		711,134		711,134		735,744		816,547
      The differences between the carrying amounts and the fair values of guarantees, commercial letters of credit, standby letters of credit, and other lending commitments are immaterial to the consolidated financial statements.

29.	Derivative Instruments and Hedging Activities
      For the years ended December 31, 2002, 2003 and 2004, the Group applied fair value hedge accounting exclusively to interest rate swap transactions with the underlying assets of fixed rate debts that qualified for the short-cut method. Since the Group assumed no ineffectiveness for those transactions, no ineffective portion was recognized in the consolidated statements of income for the years presented.
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

Legal and Tax Contingencies
      In the ordinary course of business, the Group is involved in tax and legal proceedings, claims and litigation. As of December 31, 2004, the Group has 190 pending lawsuits as a defendant (total amount: W832,209 million). In the opinion of management, based on current knowledge and after consultation with external counsel, the outcome of such matters will not have a material adverse effect on the Group’s consolidated financial statements.

Lease Commitments
      At December 31, 2004, the Group is obliged under a number of noncancelable operating leases for premises and equipment used primarily for banking purposes. Total rent expense for the years ended December 31, 2002, 2003 and 2004 was W38,375 million, W43,138 million and W105,280 million, respectively. Pursuant to the terms of noncancelable lease agreements pertaining to premises and equipment in effect at December 31, 2004, future minimum rental commitments under various noncancelable operating leases are as follows:

	(In millions of
Years Ending	Won)

2005	W	20,934
2006		12,082
2007		7,814
2008		4,738
2009		1,881
Thereafter		210

	W	47,659

      In lieu of rent, certain lease agreements require the Group to advance a noninterest-bearing refundable security deposit to the landlord for the Group’s use during the lease term. The amount of the advance is determined by the prevailing market rate. The Group has recorded rent expense and interest income related to these leases of W19,440 million, W35,868 million and W28,743 million on deposit balances of W451,072 million, W864,768 million and W924,093 million for the years ended December 31, 2002, 2003 and 2004, respectively. Such amounts were calculated based on the fixed interest rate for time deposits with similar maturities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Credit Commitments and Guarantees
      The following table summarizes the contractual amounts relating to unused loan commitments at December 31:

	2003		2004

	(In millions of Won)
Commitments to extend credit:
Corporate	W	32,921,969	W	39,322,638
Credit card lines		17,206,936		23,605,859
Consumer(1)		3,752,176		5,960,613
Commercial letters of credit		3,075,180		3,364,005

	W	56,956,261	W	72,253,115

Note:

(1)	excluding credit card
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
      The Group provides a variety of guarantees to its customers to enhance their credit standing and enable them to complete a variety of business transactions. FIN 45 establishes accounting and disclosure requirements for guarantees, requiring that a guarantor recognize, at the inception of a guarantee, a liability in an amount equal to the fair value of the obligation undertaken in issuing the guarantee. FIN 45 defines a guarantee as a contract that contingently requires the Group to pay a guaranteed party, based on: (a) changes in an underlying asset, liability or equity security of guaranteed party; or (b) a third party’s failure to perform under a specified agreement. The Group considers the following off-balance sheet lending arrangements to be guarantees under FIN 45: certain stand-by letters of credit, financial guarantees, performance guarantees, liquidity facilities to SPEs and certain indemnification agreements included within third-party contractual arrangements and certain derivative contracts.
      Certain guarantees issued or modified after December 31, 2002 that are not derivative contracts have been recorded on the Group’s consolidated balance sheet at their fair value at inception. The Group has recorded this amount and other liabilities with an offsetting entry recorded in other assets. Cash received under the contract is applied to the other receivable recorded in other assets, and the fair value of the liability recorded at inception is amortized into income as commissions and fees over the life of the guarantee contract. The amount of the liability related to guarantees recorded at December 31, 2004 under FIN 45 was approximately W24,394 million. The majority of these guarantees expire without being drawn upon. As a result, total contractual amounts are not representative of the Group’s actual credit exposure.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The table below summarizes all of the Group’s guarantees at December 31, 2004:

											Maximum
					Total		Current		Amount of		Potential
					Notional		Carrying		Recourse or		Amount of
	Expire within		Expire after		Amount		Liability		Collateral		Future
	One Year		One Year		Outstanding		Amount		Held		Payments

	(In millions of Won)
Financial stand-by letters of credit	W	251,998	W	98,826	W	350,824	W	4,417	W	84,318	W	350,824
Other financial guarantees		691,968		127,203		819,171		11,211		229,643		819,171
Performance letters of credit and guarantees		619,379		392,656		1,012,035		12,542		240,946		1,012,035
Liquidity facilities to SPEs		405,237		819,771		1,225,008		13,362		—		1,225,008
Loans sold with recourse		—		20,267		20,267		8,735		12,038		20,267
Market value guarantees on trust accounts		422,596		2,701,834		3,124,430		—		—		3,124,430
Credit derivatives		—		26,095		26,095		50		—		26,095

	W	2,391,178	W	4,186,652	W	6,577,830	W	50,317	W	566,945	W	6,577,830

      The Group issues financial stand-by letters of credit that represent irrevocable obligations to pay third party beneficiaries when its customers fail to repay loans or debt instruments, which are generally in foreign currencies.
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
      Liquidity facilities to SPEs represent irrevocable commitments to provide contingent liquidity credit lines including commercial paper purchase commitments to SPEs for which the Group serves as the administrator. The SPEs are established by clients to obtain funding from the commercial paper market or the corporate debt market by transferring assets to the SPEs. The Group has commitments to provide liquidity to the SPEs in amounts up to W1,225,008 million at December 31, 2004. Although the Group does not sell assets to these SPEs, it would be required to provide funding under the liquidity facilities in the event that the SPEs do not hold enough funds to make scheduled payments on their outstanding senior debt securities. Under the commercial paper purchase commitments, the Group is required to purchase commercial paper issued by the SPEs when enough funding is not available in the commercial paper market. The Group has limited credit exposure to these SPEs because the risk of first loss is borne by the clients or other third parties, or the SPEs are over-collateralized with the assets sold to them.
      Loans sold with recourse obligation represent certain nonperforming loans the Group sold to KAMCO prior to 1999 and 2000, respectively. These are accounted for as sales and derecognized from the consolidated balance sheet since the controls over these loans have been surrendered. The nature of the accounting for the sale of these loans is dependent upon whether any recourse liabilities existed as of the date of sale. The sales agreements contain a recourse liability under which KAMCO can obligate the Group to repurchase certain of these related loans if the related debtors fail to perform in accordance with specific restructuring plans. The

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
recourse liability has no expiration date. The recourse liability reflects an estimate of the loss that is probable of occurring at the future date of repurchase and takes into account actual repurchases which have occurred in subsequent periods, as well as repurchases which are expected to occur based on an understanding of the current status of the underlying loans.
      A gain or loss was recognized at the date of sale, representing the difference between the settled purchase price received from KAMCO and the carrying amount of the loan in respect of those loans where no recourse liability existed, or for those that were not passed back to the Group before the remaining outstanding balance was repaid by the borrower. For those loans where a recourse liability existed, a gain or loss was still recognized as of the transfer date after taking into account this liability.
      Outstanding loans for which KAMCO has recourse amounted to W103,502 million and W29,688 million at December 31, 2003 and 2004, respectively. At December 31, 2003 and 2004, the Group has recorded in accrued expenses and other liabilities, W22,711 million and W8,735 million, respectively, representing its estimated obligation to repurchase the loans with recourse.
      Market value guarantees on trust accounts represent guarantee of principal issued to trust account holders. Several subsidiaries of the Group manage funds on behalf of its customers through the operation of various trust accounts in accordance with the Korean Trust Law and the Korean Trust Business Act. Trust assets and liabilities are assets and liabilities of trust account holders, and are excluded from the consolidated financial statements of the Group, and thus are recorded in separate accounts from those of the Group’s business. The guarantees on trusts funds qualify as derivatives under SFAS No. 133, and are included in trading liabilities at fair value on the Group’s consolidated balance sheet with corresponding changes included in earnings.
      At December 31, 2003 and 2004, the allowance for guarantees and acceptances included in accrued expenses and other liabilities is W58,417 million and W28,170 million, respectively, which relates to stand-by and performance letters of credit and other financial and performance guarantees.
      In addition to guarantees identified above, the Group has entered into credit derivatives with unrelated third parties for credit enhancement purposes. These credit derivatives will expire on November 15, 2006 and have an aggregate notional amount of W26,095 million, which represents the maximum potential amount of future payments on the contracts. At December 31, 2003 and 2004, these derivatives were recorded at fair value of W358 million and W50 million, respectively, in trading liabilities.

Pledged Assets
      The primary components of assets pledged as collateral for borrowings and other purposes at December 31 are as follows:

	2003		2004

	(In millions of Won)
Short-term and long-term deposits	W	85,080	W	21,314
Trading securities		—		423,243
Available-for-sale securities		6,610,948		12,683,355
Held-to-maturity securities		3,493,435		758,446
Loans		2,473,204		2,975,468
Real estate		15,481		29,326
Other assets		25,218		31,362

	W	12,703,366	W	16,922,514

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

31.	Concentrations of Geographic and Credit Risks

Geographic Risk
      Loans to borrowers based in Korea represented approximately 98 percent of the Group’s loan portfolio at December 31, 2003 and 2004. Investments in debt and equity securities of Korean entities represented approximately 97 percent and 99 percent of the Group’s investment portfolio at December 31, 2003 and 2004, respectively.

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
      The Group regularly monitors various segments of its credit risk portfolio to assess potential concentration of risks and to obtain collateral when deemed necessary. Except for securities issued by KDIC, BOK and other governmental entities, no entity was responsible for 10 percent or more of the Group’s total loans outstanding, trading assets and liabilities, available-for-sale securities, held-to-maturity debt securities or total interest and dividend income at December 31, 2003 and 2002005-06-204 and for each of the three years ended on December 31, 2004.
      The table below indicates major products including both on-balance sheet (principally loans) and off-balance sheet (principally commitments to extend credit) exposures at December 31:

	2003						2004

			On-Balance		Off-Balance				On-Balance		Off-Balance
	Credit Exposure		Sheet		Sheet		Credit Exposure		Sheet		Sheet

	(In millions of Won)
Commercial and industrial	W	62,729,823	W	35,616,698	W	27,113,125	W	58,789,035	W	35,653,127	W	23,135,908
Other commercial		30,947,577		17,377,842		13,569,735		40,946,060		17,988,288		22,957,772
Lease financing		1,091,330		1,091,330		—		981,002		981,002		—
Mortgage and home equity		20,901,790		20,517,109		384,681		22,439,050		22,180,112		258,938
Credit cards		23,319,345		6,112,409		17,206,936		28,337,772		4,731,913		23,605,859
Other consumer		17,947,253		14,579,758		3,367,495		21,247,470		15,545,796		5,701,674

	W	156,937,118	W	95,295,146	W	61,641,972	W	172,740,389	W	97,080,238	W	75,660,151

32.	Related Party Transactions
      A number of banking transactions are entered into with related parties in the normal course of business. These include trust accounts managed by the Group, and loans to executives, directors and affiliated parties.

Trust Accounts
      Under the Korean Trust Law and the Korean Trust Business Act, the Group serves as trustees to the trust accounts in a trust management capacity in the normal course of business. See Note 34 for more information on trust accounts.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Loans to Executives, Directors and Affiliated Parties
      The table below summarizes the changes in the amount of loans to executive officers, directors, director nominees, their immediate families and companies affiliated with the directors at December 31:

	2003		2004

	(In millions of Won)
Loans at beginning of the year	W	194,008	W	132,410
New loans		40,867		108,893
Repayments		(102,465)		(28,033)

Loans at end of the year	W	132,410	W	213,270

      The outstanding balances at December 31, and the related income and expenses for the years ended for related party transactions are as follows:

	2002				2003				2004

			Executives,				Executives,				Executives,
			Directors and				Directors and				Directors and
	Trust		Affiliated		Trust		Affiliated		Trust		Affiliated
	Accounts		Parties		Accounts		Parties		Accounts		Parties

	(In millions of Won)
Loans	W	—	W	194,008	W	—	W	132,410	W	—	W	213,270
Accrued expenses and other assets		127,381		—		27,659		—		91,624		—
Short-term borrowings		338,950		—		859,974		—		600,924		—
Other liabilities		626		—		—		—		669		—
Other interest income		1,388		—		—		—		768		—
Net trust management fees		120,268		—		50,177		—		115,711		—
Interest expense on short-term borrowings		9,401		—		10,910		—		16,985		—
Interest on loans				5,044				5,526				6,828
      It is the Group’s policy to make loans available to employees and officers on terms equivalent to those at which it extends credit to unrelated parties. The Group does not customarily track or aggregate the total earnings on such loans as outstanding amounts are not material.

33.	Segment Reporting
      For management reporting purposes, the Group’s business segment results are reported to management under Korean GAAP. The Group is organized into six major business segments through its two primary distribution channels for the Group’s financial products and services consisting of Shinhan Bank and Chohung Bank (acquired in August 2003): retail banking, corporate banking, securities brokerage services, credit card, treasury and securities investment of Shinhan Bank and treasury and international business for Chohung Bank, and other banking services. The Group’s reportable segments are based on the nature of the products and services provided, the type or class of customers, and the Group’s management organization, and provide the basis on which the Group reports its primary segment information:

•	Retail banking — Activities within this segment include savings and demand deposits, consumer loans and mortgages of individual customers and sole proprietors who borrowed W1,000 million or less.

•	Corporate banking — Activities within this segment include loans, overdrafts, other credit facilities, deposits in foreign currencies and other foreign currency activities. The corporate banking segment’s

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assets and liabilities are mainly from transactions with customers including small and medium sized private companies, publicly traded enterprises and sole proprietors who borrowed more than W1,000 million.

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
      The Group continuously assesses its assumptions, methodologies and reporting classifications to better reflect the nature and activities of the Group’s business segments. The Group’s business segments for the year ended December 31, 2004 have not changed, except that Chohung Bank’s Large Corporate Banking segment of corporate banking was transferred to Corporate & Investment Banking segment of other banking services as of January 2004. The Group operates and evaluates business segments of Shinhan Bank and Chohung Bank separately.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Information about reporting segments at and for the years ended December 31, is as follows:

	2002

	Shinhan Bank								Holding Company and Other Subsidiaries

					Treasury &		Other		Securities						Subtotal
	Retail		Corporate		Securities		Banking		Brokerage						before		US GAAP		Inter-Segment
	Banking		Banking		Investment		Services		Services		Credit Card		Other		Elimination		Adjustments		Transactions(1)		Total

	(In millions of Won)
Net interest income	W	717,988	W	366,275	W	53,761	W	178,751	W	22,192	W	290,685	W	107,736	W	1,737,388	W	(233,938)	W	(73,278)	W	1,430,172
Noninterest income		205,415		274,594		683,418		168,857		559,424		253		718,694		2,610,655		(360,456)		(1,212,894)		1,037,305

Total revenues		923,403		640,869		737,179		347,608		581,616		290,938		826,430		4,348,043		(594,394)		(1,286,172)		2,467,477
Provision for loan losses		46,387		23,288		(20,379)		129,105		(5,679)		63,273		20,728		256,723		1,515		(22,019)		236,219
Provision for losses on guarantees and acceptances		(523)		(8,351)		—		(544)		—		—		—		(9,418)		19,259		—		9,841
Noninterest expense		426,662		271,931		654,408		378,677		535,120		69,471		119,448		2,455,717		(121,737)		(1,126,539)		1,207,441
Depreciation and amortization		28,502		2,979		686		30,635		17,191		—		33,944		113,937		132,222		(141,921)		104,238

Net income (loss) before tax		422,375		351,022		102,464		(190,265)		34,984		158,194		652,310		1,531,084		(625,653)		4,307		909,738
Income tax expense (benefit)		92,761		104,457		44,590		(41,427)		11,288		47,040		11,461		270,170		42,566		7,580		320,316

Net income (loss)		329,614		246,565		57,874		(148,838)		23,696		111,154		640,849		1,260,914		(668,219)		(3,273)		589,422
US GAAP adjustments		(112,999)		115,726		159,619		4,284		(144,824)		(77,302)		(612,723)		(668,219)		—		—		—
Intersegment transactions		(110,051)		(82,360)		40,381		61,696		(1,247)		59,147		29,161		(3,273)		—		—		—

Consolidated net income (loss)	W	106,564	W	279,931	W	257,874	W	(82,858)	W	(122,375)	W	92,999	W	57,287	W	589,422		—		—	W	589,422

Segments’ total assets	W	21,255,161	W	19,005,811	W	14,300,455	W	4,327,975	W	1,570,244	W	2,473,694	W	8,572,749	W	71,506,089	W	(4,624,869)	W	(2,095,090)	W	64,786,130

Note:

(1)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management reporting system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2003

	Shinhan Bank												Chohung Bank

					Treasury &		Other		Securities								Treasury &				Other				Subtotal
	Retail		Corporate		Securities		Banking		Brokerage		Credit		Retail		Corporate		International		Credit		Banking				before		US GAAP		Inter-Segment
	Banking		Banking		Investment		Services		Services(1)		Card(2)		Banking		Banking		Business		Card		Services		Other		Elimination		Adjustments		Transactions(3)		Total

	(In millions of Won)
Net interest income	W	781,600	W	433,993	W	64,630	W	211,695	W	34,272	W	321,686	W	418,054	W	62,404	W	(26,154)	W	236,974	W	(10,425)	W	197,907	W	2,726,636	W	(401,139)	W	7,392	W	2,332,889
Noninterest income		439,446		314,895		839,330		127,300		621,902		636		94,601		70,855		234,214		577		7,317		495,552		3,246,625		(103,211)		(2,025,060)		1,118,354

Total revenues		1,221,046		748,888		903,960		338,995		656,174		322,322		512,655		133,259		208,060		237,551		(3,108)		693,459		5,973,261		(504,350)		(2,017,668)		3,451,243
Provision for loan losses		63,765		272,639		(10,841)		109,753		(26)		235,936		150,000		180,030		—		199,454		300		(8,797)		1,192,213		(168,544)		(12,303)		1,011,366
Provision for losses on guarantees and acceptance		—		—		—		(265)		—		—		—		(34,993)		—		—		—		—		(35,258)		(10,521)				(45,779)
Noninterest expense		562,619		261,096		851,750		344,475		564,012		176,449		296,062		33,330		249,639		120,378		39,686		234,475		3,733,971		(6,667)		(2,011,384)		1,715,920
Depreciation and amortization		34,971		3,194		592		33,385		23,575		—		36,962		13,385		11,106		6,785		7,119		42,074		213,148		33,653		215		247,016

Net income (loss) before tax		559,691		211,959		62,459		(148,353)		68,613		(90,063)		29,631		(58,493)		(52,685)		(89,066)		(50,213)		425,707		869,187		(352,271)		5,804		522,720
Income tax expense (benefit)		166,228		62,952		18,550		(37,997)		32,801		(239)		26,883		711		2,436		(8,370)		3,171		3,042		270,168		11,040		(33,806)		247,402

Net income (loss)		393,463		149,007		43,909		(110,356)		35,812		(89,824)		2,748		(59,204)		(55,121)		(80,696)		(53,384)		422,665		599,019		(363,311)		39,610		275,318
US GAAP adjustments		32,708		57,164		(37,207)		(8,013)		(2,633)		62,440		156,506		141,382		(116,432)		(22,170)		(45,687)		(581,369)		(363,311)		—		—		—
Intersegment transactions		(141,024)		(181,445)		9,971		209,100		15,387		114,660		—		(4,135)		20,345		—		—		(3,249)		39,610		—		—		—

Consolidated net income (loss)	W	285,147	W	24,726	W	16,673	W	90,731	W	48,566	W	87,276	W	159,254	W	78,043	W	(151,208)	W	(102,866)	W	(99,071)	W	(161,953)	W	275,318		—		—	W	275,318

Segments’ total assets	W	24,851,188	W	21,757,503	W	18,421,101	W	5,041,401	W	2,928,017	W	1,778,191	W	23,837,861	W	14,938,062	W	11,308,167	W	3,569,073	W	3,111,520	W	14,979,278	W	146,521,362	W	(1,358,680)	W	(8,813,351)	W	136,349,331

Notes:

(1)	Securities brokerage business is conducted through Good Morning Shinhan Securities.

(2)	Credit card business is conducted through Shinhan Card.

(3)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management reporting system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2004

	Shinhan Bank												Chohung Bank

					Treasury &		Other		Securities								Treasury &				Other				Subtotal
	Retail		Corporate		Securities		Banking		Brokerage		Credit		Retail		Corporate		International		Credit		Banking				before		US GAAP		Inter-Segment
	Banking		Banking		Investment		Services		Services(1)		Card(2)		Banking		Banking		Business		Card		Services		Other		Elimination		Adjustments		Transactions(3)		Total

	(In millions of Won)
Net interest income	W	844,382	W	529,838	W	3,662	W	182,097	W	54,043	W	347,968	W	1,107,296	W	257,782	W	(718)	W	587,550	W	137,663	W	(2,607)	W	4,048,956	W	(541,271)	W	66,227	W	3,573,912
Noninterest income(4)		557,114		475,536		1,288,449		286,953		643,209		—		287,694		74,997		2,612,061		2,350		360,342		1,710,856		8,299,561		(5,974,088)		(205,272)		2,120,201

Total revenues		1,401,496		1,005,374		1,292,111		469,050		697,252		347,968		1,394,990		332,779		2,611,343		589,900		498,005		1,708,249		12,348,517		(6,515,359)		(139,045)		5,694,113
Provision for loan losses		29,712		65,943		7,820		98,563		(4,696)		175,799		465,565		10,287		(12,631)		672,851		(83,472)		23,956		1,449,697		(1,220,796)		(33,454)		195,447
Provision for losses on guarantees and acceptance		—		—		—		(958)		—		—		—		(22,463)		—		—		—		21		(23,400)		(36,632)		—		(60,032)
Noninterest expense(5)		684,550		386,902		1,201,264		422,726		642,572		160,998		744,102		158,775		2,627,917		235,565		266,068		508,387		8,039,826		(4,921,411)		(219,872)		2,898,543
Depreciation and amortization		30,981		2,832		632		35,126		15,560		5,348		53,215		1,489		768		1,263		39,982		46,458		233,654		195,181		—		428,835

Net income (loss) before tax		656,253		549,697		82,395		(86,407)		43,816		5,823		132,108		184,691		(4,711)		(319,779)		275,427		1,129,427		2,648,740		(531,701)		114,281		2,231,320
Income tax expense(benefit)		194,907		163,260		24,471		(24,813)		240		—		1,233		1,723		(44)		(2,984)		2,570		32,202		392,765		300,093		71,593		764,451

Net income (loss)		461,346		386,437		57,924		(61,594)		43,576		5,823		130,875		182,968		(4,667)		(316,795)		272,857		1,097,225		2,255,975		(831,793)		42,688		1,466,870
US GAAP adjustments		(54,683)		159,677		(43,514)		(6,867)		15,784		35,602		(48,736)		423,706		(83,376)		199,194		(176,632)		(1,251,948)		(831,793)		—		—		—
Intersegment transactions		(1,185)		(93,011)		(622)		(239)		9,849		110,954		(5,893)		57,452		(3,871)		(576)		(2,114)		(28,056)		42,688		—		—		—

Consolidated net income (loss)	W	405,478	W	453,103	W	13,788	W	(68,700)	W	69,209	W	152,379	W	76,246	W	664,126	W	(91,914)	W	(118,177)	W	94,111	W	(182,779)	W	1,466,870		—		—	W	1,466,870

Segments’ total assets	W	28,076,926	W	21,648,284	W	14,734,042	W	5,666,668	W	2,956,183	W	1,469,925	W	25,363,826	W	11,894,605	W	16,584,883	W	2,486,816	W	9,058,969	W	18,816,473	W	158,757,600	W	(4,932,814)	W	(10,316,764)	W	143,508,022

Notes:

(1)	Securities brokerage business is conducted through Good Morning Shinhan Securities.

(2)	Credit card business is conducted through Shinhan Card.

(3)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management reporting system.

(4)	Includes extraordinary gain of W27,507 million.

(5)	Includes cumulative effect of change in accounting principle of W23,049 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Following is a reconciliation of the business segments’ total assets to the consolidated total assets at December 31.

	2003		2004

	(In millions of Won)
Segments’ total assets	W	146,521,362	W	158,757,600
US GAAP adjustments		(1,358,680)		(4,932,814)
Intersegment transactions		(8,813,351)		(10,316,764)

Consolidated total assets	W	136,349,331	W	143,508,022

      Following is a reconciliation of the business segments’ total revenues to the consolidated total revenues for the years ended December 31.

	2002		2003		2004

	(In millions of Won)
Segments’ total revenues	W	4,348,043	W	5,973,261	W	12,348,517
US GAAP adjustments		(594,394)		(504,350)		(6,515,359)
Intersegment transactions		(1,286,172)		(2,017,668)		(139,045)

Consolidated total revenues	W	2,467,477	W	3,451,243	W	5,694,113

      The adjustments presented in the tables above represent adjustments made to consolidated total assets and consolidated total revenues not specifically allocated to individual business segments.
      Geographic segment disclosures have been excluded as assets and revenues attributable to external customers in foreign countries are not significant.

34.	Trust Accounts
      In accordance with the Korean Trust Law and the Korean Trust Business Act, the Group acts as the trustee for the trust accounts held by the Group’s customers. In a trust management capacity, the Group is required to exercise due care in managing and preserving the trust assets. Trust accounts are recorded separately from the Group’s other banking related accounts. The Group has both guaranteed and nonguaranteed trust accounts. For the principal and interest guaranteed trust accounts, the Group is required to guarantee a certain percentage of return at maturity on the trust principal as well as the trust principal deposited by the customers. For the principal guaranteed trust accounts, the Group is only required to guarantee the principal. Such guarantees are recognized as derivatives as discussed in Note 30. See Note 35 for a further discussion on the consolidation scope of the guaranteed trust accounts. For guaranteed and nonguaranteed trust accounts, the Group receives periodic trust management fees based on a certain percentage of assets under management.

35.	Variable Interest Entities
      The Group securitizes, sells and services primarily corporate and consumer loans. In certain situations, the Group also provides liquidity guarantees to investors in the beneficial interests and provides credit enhancements in the form of cash collateral accounts and standby letters of credit as discussed in Note 30.
      The Group recognized net loss (gain) of W109 million, W46,604 million, and W(1,023) million in 2002, 2003, and 2004, respectively, related to securitizations and sale of loans in which the Group has surrendered control.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table represents the carrying amounts and classification of consolidated assets of VIEs in which the Group is the primary beneficiary:

	2003		2004

	(In millions of Won)
Loans	W	2,245,745	W	2,527,651
Securities		2,912,655		4,115,372
Other assets		468,595		416,940

	W	5,626,995	W	7,059,963

      As of December 31, 2003 and 2004, total assets of consolidated VIEs of W2,969,732 million and W4,416,037 million, respectively, in the table above represent SPEs which the Group packages and securitizes its assets or to which the Group provides credit enhancement or liquidity guarantees. In general, the investors in the obligations of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to the Group.
      The Group consolidated the investment trust in which the Group holds beneficial certificates as investments because these investment trusts are VIEs in which the Group is the primary beneficiary. As of December 31, 2003 and 2004, the Group’s consolidated balance sheets included W2,517,188 million and W2,597,262 million, respectively, of the total assets in these investment trusts.
      The Group consolidated its guaranteed fixed rate money trust because the Group was deemed to be the primary beneficiary. These trusts were consolidated by the Group and the Group would absorb the majority of the expected losses of the trusts by providing a guarantee of the principal and a fixed rate of return on the principal amount invested. The Group’s consolidated balance sheet included W140,075 million and W46,664 million, respectively, of the total assets held within guaranteed fixed rate money trust accounts at December 31, 2003 and 2004. The Group did not consolidate its variable rate trusts because in the Group’s view, the Group was not the primary beneficiary. These trusts also consist mostly of Korean treasury and governmental agency securities, and totaled W3,199,292 million at December 31, 2004. See Note 34 for more detailed information on trusts accounts.
      In addition to the VIEs that are consolidated in accordance with FIN 46R, the Group has significant variable interests in certain other VIEs that are not consolidated because the Group is not the primary beneficiary. These VIEs are structured by other third parties. In all cases, the Group does not absorb the majority of the VIEs’ expected losses nor does it receive a majority of the VIEs’ expected residual returns, or both. These VIEs facilitate client transactions, and the Group provides the VIEs with administration services and liquidity. The transactions with these VIEs are conducted at an arm’s length, and individual credit decisions are based upon the analysis of the specific VIE, taking into consideration of the quality of the underlying assets. The Group records and reports these transactions with the VIEs similar to any other third party transactions. Total assets of these VIEs at December 31, 2004 were approximately W5,837,772 million. No individual liquidity guarantee was considered a significant variable interest at December 31, 2004. However, at December 31, 2004, the Group’s maximum loss exposure associated with these VIEs, which is the total variable interest, is approximately W2,638,580 million. As most of these liquidity facilities expire without being drawn, the total variable interest in these VIEs is not, in the Group’s view, representative of the Group’s actual future funding requirement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

36.	Other Comprehensive Income
      The components of other comprehensive income and related tax effects for the years ended December 31 are as follows:

	Foreign		Net Unrealized		Accumulated
	Currency		Gain on		Other
	Translation		Available-for-		Comprehensive
	Adjustments		Sale Securities		Income

	(In millions of Won)
Balance at January 1, 2002	W	14,194	W	149,240	W	163,434
Foreign currency translation adjustment, net of tax effect of W2,619		(6,199)		—		(6,199)
Unrealized gain on available-for-sale securities, net of tax effect of W332		—		787		787
Less: Reclassification adjustment for net realized gain included in income, net of tax effect W37,034		—		87,661		87,661

Balance at December 31, 2002		7,995		62,366		70,361
Foreign currency translation adjustment, net of tax effect of W742		(1,956)		—		(1,956)
Unrealized gain on available-for-sale securities, net of tax effect of W5,518		—		14,549		14,549
Less: Reclassification adjustment for net realized gain included in income, net of tax effect W9,428		—		24,858		24,858

Balance at December 31, 2003		6,039		52,057		58,096
Foreign currency translation adjustment, net of tax effect of W7,003		(18,462)		—		(18,462)
Unrealized gain on available-for-sale securities, net of tax effect of W47,851		—		128,195		128,195
Less: Reclassification adjustment for net realized gain included in income, net of tax effect W3,776		—		9,956		9,956

Balance at December 31, 2004	W	(12,423)	W	170,296	W	157,873

37.	Subsequent Events
      As part of debt restructuring, Shinhan Bank and Chohung Bank participated in increasing the paid-in-capital of LG Card amounting to W48,300 million on January 28, 2005, in accordance with the agreement with the creditors’ committee.
      On March 30, 2005, the Group approved at its general shareholders’ meeting dividend payments of W232,749 million or W750 per share of common stock, and W16,338 million on RCPS.
      On March 30, 2005, Shinhan Bank, a wholly-owned subsidiary of the Group, approved at its shareholders’ meeting retirement of its own shares of 30,600,847. Shinhan Bank purchased 30,600,847 shares at W367,210 million or W12,000 per share and immediately retired these shares on March 30, 2005.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      On March 30, 2005, Shinhan Capital, a wholly-owned subsidiary of the Group, approved at its shareholders’ meeting retirement of its own shares of 3,750,000. Shinhan Capital purchased 3,750,000 shares at W12,000 million or W3,200 per share and immediately retired these shares on March 30, 2005.
      On April 15, 2005, the Financial Supervisory Service discovered that an employee of Chohung Bank, a wholly-owned subsidiary of the Group, embezzled approximately W40,000 million of Chohung Bank’s funds. Substantially all embezzlement incurred during the first quarter in 2005. Chohung Bank expensed W36,000 million during the first quarter in 2005 and recovered approximately W4,000 million of the embezzled funds.

38.	Shinhan Financial Group Co., Ltd.
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
      Distributions of retained earnings of Shinhan Bank, Chohung Bank and Jeju Bank are restricted in order to meet the minimum capital ratio requirements under the FSC regulations. Also, retained earnings of Shinhan Bank, Chohung Bank and other subsidiaries of the Parent Company are restricted in accordance with the Bank Act of Korea, the Korean Commercial Law and other laws.
      In certain instances, the Parent Company provided guarantees to other financial institutions that provided funding to its subsidiaries. At December 31, 2004, the Parent Company has provided W50,000 million in guarantees, including any related interest, to a financial institution that provide financing to Good Morning Shinhan Securities.
      The cash dividends paid to the Parent Company by its subsidiaries and affiliates for the three years ended December 31, 2004 are as follows:

	2002		2003		2004

	(In millions of Won)
Cash dividends paid by:
Consolidated subsidiaries	W	638,287	W	185,896	W	252,807
Equity method investees		2,484		1,000		3,730

	W	640,771	W	186,896	W	256,537

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Parent Company’s condensed balance sheets as of December 31, 2003 and 2004, and the related condensed statements of income and cash flows for each of three-year period ended December 31, 2002, 2003 and 2004 are as follows:
CONDENSED BALANCE SHEETS

	2003		2004

	(In millions of Korean Won)
Assets
Deposits with banking subsidiary	W	5,353	W	31,145
Advances to, and receivables from, subsidiaries:
Banking subsidiaries		70,000		73,140
Nonbanking subsidiaries		1,874,905		1,685,609
Investment (at equity) in subsidiaries:
Banking subsidiaries		5,273,312		7,546,185
Nonbanking subsidiaries		665,344		1,064,808
Premises and equipment		2,021		2,165
Other assets		45,866		63,559

Total assets	W	7,936,801	W	10,466,611

Liabilities and stockholders’ equity
Short-term debt	W	94,000	W	50,000
Long-term debt		3,570,104		3,688,841
Accrued expenses and other liabilities		166,165		327,307

Total liabilities		3,830,269		4,066,148

Redeemable convertible preferred stock		711,134		735,744
Stockholders’ equity		3,395,398		5,664,719

Total liabilities, redeemable convertible preferred stock and stockholder’s equity	W	7,936,801	W	10,466,611

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED STATEMENTS OF INCOME

	2002		2003		2004

	(In millions of Korean Won)
Income
Dividends from banking subsidiaries	W	623,780	W	185,896	W	244,807
Dividends from non banking subsidiaries		16,991		1,000		11,730
Interest income from banking subsidiaries		6,581		6,007		6,111
Interest income from non banking subsidiaries		18,027		91,819		108,153
Other interest income		352		961		—
Other income		14,808		735		19,253

Total income		680,539		286,418		390,054
Expenses
Interest expense		21,632		136,889		247,711
Salaries and employee benefits		7,927		9,998		15,328
Other expense		9,930		16,712		32,490

Total expenses		39,489		163,599		295,529

Income before income tax expense and undistributed net income (loss) of subsidiaries		641,050		122,819		94,525
Income tax expense		3,423		5,682		46,480

Income before undistributed net income (loss) of subsidiaries		637,627		117,137		48,045
Equity in undistributed net income (loss) of subsidiaries:
Banking subsidiaries		154,684		252,766		1,259,134
Nonbanking subsidiaries		(202,889)		(94,585)		159,691

Net income	W	589,422	W	275,318	W	1,466,870

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED STATEMENTS OF CASH FLOWS

	2002		2003		2004

	(In millions of Korean Won)
Cash flows from operating activities
Net income	W	589,422	W	275,318	W	1,466,870
Less: Net income of subsidiaries		(592,567)		(345,077)		(1,675,362)

Parent Company net income (loss)		(3,145)		(69,759)		(208,492)
Depreciation on premises and equipment		513		696		763
Grant of stock options		4,625		6,802		1,988
Cash dividends from subsidiaries		640,771		186,896		256,537
Loss on sale of investment (at equity) in subsidiaries		—		378		—
Loss (gain) on sale of available-for-sales securities		(11,159)		1,755		—
Interest expense		1,175		42,936		42,919
Unrealized foreign exchange gain		(3,645)		(231)		(18,141)
Unrealized foreign exchange loss		3,645		231		18,132
Other assets, net		(14,843)		(35,921)		53,937
Accrued expenses and other liabilities, net		9,071		166,385		94,656

Net cash provided by operating activities		627,008		300,168		242,299

Cash flows from investing activities
Repayments (Advances) from subsidiaries		(625,572)		(1,176,009)		168,024
Purchases of investment (at equity) in subsidiaries		(466,152)		(1,128,423)		(111,894)
Disposition of investment (at equity) in subsidiaries		23,631		1,529		—
Net change in premises and equipment		—		—		(1,706)
Available-for-sales securities:
Purchases		(1,785)		—		—
Proceeds from sales		—		1		—

Net cash provided by (used in) investing activities		(1,069,878)		(2,302,902)		54,424

Cash flows from financing activities
Net change in short-term debt		—		—		(44,000)
Proceeds from issuance of long-term debt		623,583		2,146,129		246,036
Repayments of long-term debt		(20,000)		(18,666)		(230,921)
Proceeds from issuance of common stock and stock related awards		—		27,504		—
Net change in treasury stock		—		—		59
Cash dividends paid		(150,812)		(157,493)		(242,105)

Net cash provided by (used in) financing activities		452,771		1,997,474		(270,931)

Net increase (decrease) in cash and due from banks		9,901		(5,260)		25,792
Cash and due from banks, beginning of the year		712		10,613		5,353

Cash and due from banks, end of the year	W	10,613	W	5,353	W	31,145

Cash paid for interest	W	20,457	W	93,952	W	204,791

INDEX OF EXHIBITS

1.1	Articles of Incorporation (in English and Korean)**
2.1	Form of Common Stock Certificate (in English and Korean)***
2.2	Form of Deposit Agreement to be entered into among Shinhan Financial Group, Citibank, N.A., as depositary, and all owners and holders from time to time of American depositary receipts issued thereunder, including the form of American depositary receipt***
2.3	Long-term debt instruments of Shinhan Financial Group, Shinhan Bank and other consolidated subsidiaries for which financial statements are required to be filed are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Shinhan Financial Group agrees to furnish the Commission on request a copy of any instrument defining the rights of holders of its long-term debt and that of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.***
4.1	Stock Purchase Agreement by and between Korea Deposit Insurance Corporation and Shinhan Financial Group dated July 9, 2003****
4.2	Investment Agreement by and between Shinhan Financial Group and Korea Deposit Insurance Corporation dated July 9, 2003***
4.3	Agreed Terms, dated June 22, 2004, by and among the President of Korea Deposit Insurance Corporation, CEO of Shinhan Financial Group, CEO of Chohung Bank, Chairman of the National Financial Industry Labor Union of Korea and the Head of the Chohung Bank Chapter of the National Financial Industry Labor Union***
8.1	List of all Subsidiaries of Shinhan Financial Group
12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act
12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act
13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)
13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)
15.1	Korean Financial Holding Companies Act (in English)*
15.2	Korean Bank Act (in English and Korean)***
15.3	Korean Commercial Code (in English and Korean)***
15.4	Korean Securities and Exchange Act (in English)*
15.5	Korean Trust Business Act (in English)*
15.6	Korean Specialized Credit Financial Business Act (in English)*
15.7	Korean Act on Business of Operating Indirect Investment and Assets (in English)*

*	A fair and accurate translation from Korean into English.

**	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 30, 2004.

***	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003.

****	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003. Confidential treatment has been requested for certain portions of the Stock Purchase Agreement.

E-1