Form 20-F
period 2005-12-31
SHINHAN FINANCIAL GROUP CO LTD
filed 2006-06-30
CIK 1263043

As filed with the Securities and Exchange Commission on June 30, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
Commission File Number: 001-31798

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
None
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report: 347,597,116 shares of common stock, par value of Won 5,000 per share
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:    Yes ☑         No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:    Yes ☐         No ☑
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑         Accelerated filer ☐         Non-accelerated filer ☐
     Indicate by check mark which financial statement item the registrant has elected to follow:    Item 17 ☐         Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2) of the Exchange Act:    Yes ☐         No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING
THE PAST FIVE YEARS)
     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court:    Yes ☐         No ☐

		Page

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	301
ITEM 14.	MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	301
ITEM 15.	CONTROLS AND PROCEDURES	301
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	302
ITEM 16B.	CODE OF ETHICS	302
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	303
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	304
ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	304
ITEM 17.	FINANCIAL STATEMENTS	304
ITEM 18.	FINANCIAL STATEMENTS	304
ITEM 19.	EXHIBITS	304
INDEX TO FINANCIAL STATEMENT		F-1
INDEX OF EXHIBITS		E-1
EX-1.1 ARTICLES OF INCORPORATION
EX-4.4 MERGER AGREEMENT
EX-4.5 SPLIT MERGER AGREEMENT
EX-8.1 LIST OF SUBSIDIARIES
EX-12.1 CERTIFICATION OF CEO
EX-12.2 CERTIFICATIONS OF CFO
EX-13.1 CERTIFICATIONS OF CEO
EX-13.2 CERTIFICATIONS OF CFO

EXPLANATORY NOTE
      On August 19, 2003, we acquired 80.04% of the outstanding common shares of Chohung Bank. In December 2003, our ownership increased to 81.15% following our additional capital injection of W200 billion. In June 2004, we acquired the remaining 18.85% of the outstanding shares of Chohung Bank that we previously did not own through a cash tender offer followed by a small-scale share swap pursuant to Korean law. See “Item 4. Information on the Company — The Merger of Shinhan Bank and Chohung Bank”. We delisted Chohung Bank from the Stock Market Division of the Korea Exchange on July 2, 2004. Effective as of April 3, 2006, we merged Shinhan Bank, our other principal banking subsidiary, into Chohung Bank, integrated their operations and renamed the merged bank as Shinhan Bank. Our consolidated financial statements as of and for the year ended December 31, 2003 include Chohung Bank as of and for the period from September 1, 2003 to December 31, 2003. Unless otherwise indicated, the income statement information and other data relating to the results of operations of Chohung Bank in 2003 refer to the results of operations of Chohung Bank for the period from September 1, 2003 to December 31, 2003. However, since we did not merge or integrate the operations of Chohung Bank into Shinhan Bank as of and for the year ended on December 31, 2005, we have presented information about Chohung Bank separately from information about the rest of our group.
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
      In this document, unless otherwise indicated, all references to “Won” or “W” are to the currency of the Republic, and all references to “U.S. Dollars”, “Dollars”, “$” or “US$” are to the currency of the United States of America. Unless otherwise indicated, all translations from Won to Dollars were made at W1,010.00 to US$1.00, which was the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) in effect on December 31, 2005. On June 23, 2006, the Noon Buying Rate was W955.80 = US$1.00. No representation is made that the Won or U.S. Dollar amounts referred to in this report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.
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
Executive Directors

Name	Position

Eung Chan Ra	Chairman of the Board of Directors and Head of the Board Steering Committee
In Ho Lee	President and Chief Executive Officer and a member of the Board Steering Committee
Young Hwi Choi	Executive Director
Non-Executive Directors

Name	Position

Young Seok Choi	Non-Executive Director; Audit Committee member
Yong Woong Yang	Non-Executive Director
Il Sup Kim	Outside Director; Head of Audit Committee; Compensation Committee member
Sang Yoon Lee	Outside Director; Board Steering Committee member, Audit Committee member; Compensation Committee member
Yoon Soo Yoon	Outside Director; Risk Management Committee member; Compensation Committee member
Shee Yul Ryoo	Outside Director; Board Steering Committee member; Risk Management Committee member, Compensation Committee member
Byung Hun Park	Outside Director, Board Steering Committee member
Young Hoon Choi	Outside Director
Si Jong Kim	Outside Director; Audit Committee member
Philippe Reynieix	Outside Director; Risk Management Committee member
Haeng Nam Chung	Outside Director
Myoung Soo Choi	Outside Director
      Non-executive directors are directors who are not our employees and do not hold executive officer positions in us. Outside directors are non-executive directors who also satisfy the requirements set forth under the Korea Securities and Exchange Act of 1976 to be independent of our major shareholders, affiliates and the management.

Executive Officers
      In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Position

Jae Woo Lee	Chief Operating Officer; Managing Director of General Affairs Team, Public Relations Team and Human Resources Team
Byung Jae Cho	Chief Financial Officer; Managing Director of Finance Planning Team, Risk Management Team and Investor Relations Team
Jin Won Suh	Chief Strategy Officer; Managing Director of Strategic Planning Team, Information & Technology Planning Team and Future Strategy & Management Team
Jae Woon Yoon	Group Synergy Officer; Managing Director of Synergy Management Team, Joint Procurement Team and Audit & Compliance Team
ADVISERS
      Certain legal matters in connection with the American depositary shares will be passed upon for us by Simpson Thacher & Bartlett LLP, our United States counsel, at 425 Lexington Avenue, New York, New York, and by Horizon Law Group, our Korean counsel, at The Korea Chamber of Commerce & Industry Building 11 F, 45 4-ga, Namdaemun-ro, Jung-gu, Seoul 100-743, Korea.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
      Our independent auditors for the consolidated financial statements prepared under accounting principles generally accepted in the United States of America, or U.S. GAAP, were as follows.

Membership in
Name	Period	Address	Professional Bodies

Samil PricewaterhouseCoopers	For the year ended December 31, 2003	Kukje Center Building 15th Floor 191 Hangangro 2ga, Yongsan-gu, Seoul, Korea	Korean Institute of Certified Public Accountants
KPMG Samjong Accounting Corp.	For the years ended December 31, 2004 and 2005	Star Tower 10th Floor 737 YeokSam-dong, KangNam-gu, Seoul 135-984 Korea	Korean Institute of Certified Public Accountants

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
      Not applicable.

ITEM 3.	KEY INFORMATION
SELECTED FINANCIAL DATA
Selected Consolidated Financial and Operating Data under U.S. GAAP
      The selected consolidated financial data set forth below for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and as of December 31, 2001, 2002, 2003, 2004 and 2005 have been derived from our consolidated financial statements which have been prepared in accordance with U.S. GAAP.
      You should read the following data with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included in “Item 18. Financial Statements”. Historical results do not necessarily predict the future.

Consolidated Income Statement Data

	Year Ended December 31,

	2001		2002		2003		2004		2005		2005

	(In billions of Won and millions of US$, except per common share data)
Interest and dividend income	W	3,694	W	3,735	W	5,331	W	7,712	W	7,488	$7,413
Interest expense		2,439		2,305		2,998		4,138		4,014	3,974

Net interest income		1,255		1,430		2,333		3,574		3,474	3,439
Provision (reversal) for credit losses		405		246		965		135		(183)	(182)
Noninterest income		632		1,037		1,118		2,092		2,702	2,675
Noninterest expense		828		1,302		1,937		3,152		3,662	3,625
Income tax expense		223		320		248		764		942	933
Minority interest		(1)		10		26		153		16	16

Income before extraordinary item and effect of accounting change		432		589		275		1,462		1,739	1,722
Extraordinary gain		64		—		—		28		—	—
Cumulative effect of a change in accounting principle, net of taxes		—		—		—		(23)		—	—

Net income	W	496	W	589	W	275	W	1,467	W	1,739	$1,722

Net income per common share (in currency unit):
Net income — basic(1)	W	1,948	W	2,246	W	1,024	W	4,875	W	5,190	$5.14
Net income — diluted(2)		1,663		2,243		984		4,347		4,882	4.83
Weighted average common shares outstanding-basic (in thousands of common shares)		254,680		262,480		262,987		292,465		333,424
Weighted average common shares outstanding-diluted (in thousands of common shares)		299,215		262,812		279,745		337,479		356,140

Notes:

(1)	Basic earnings per share are calculated by dividing the net income available to common stockholders by the weighted average number of common shares issued and outstanding for the period.

(2)	Diluted earnings per share are computed in a manner consistent with that of basic earnings per share, while giving effect to the potential dilution that could occur if convertible securities, options or other contracts to issue common stock were converted into or exercised for common stock. We have two categories of potentially dilutive common shares: (i) shares issuable on exercise of stock option and (ii) shares issuable on conversion of preferred shares.

Consolidated Balance Sheet Data

	As of December 31,

	2001		2002		2003		2004		2005		2005

	(In billions of Won and millions of US$, except per common share data)
Assets
Cash and cash equivalents	W	580	W	282	W	1,897	W	2,444	W	2,434	$2,410
Restricted cash		678		1,365		3,662		3,301		3,644	3,608
Interest-bearing deposits		255		125		409		220		627	621
Call loans and securities purchased under resale agreements		1,816		576		1,898		1,591		1,499	1,485
Trading assets:
Trading securities and other		858		926		2,857		4,639		3,573	3,538
Derivatives assets		98		139		520		1,678		934	925
Securities:
Available-for-sale securities		7,087		8,737		18,099		18,108		22,480	22,257
Held-to-maturity securities		6,038		4,408		3,605		3,099		2,963	2,934
Loans (net of allowance for loan losses of W720 billion in 2001, W996 billion in 2002, W3,631 billion in 2003, W2,311 billion in 2004 and W1,512 billion in 2005)		32,997		44,139		91,791		94,868		104,447	103,413
Customers’ liability on acceptances		1,566		928		2,365		2,012		1,879	1,860
Premises and equipment, net		530		828		2,003		1,848		1,876	1,858
Goodwill and intangible assets		4		219		1,676		1,660		2,957	2,928
Security deposits		390		466		966		968		1,078	1,067
Other assets		2,205		1,648		4,601		7,072		4,724	4,676

Total assets	W	55,102	W	64,786	W	136,349	W	143,508	W	155,115	$153,580

Liabilities and Stockholders’ Equity

Liabilities:
Deposits:
Interest-bearing	W	31,036	W	35,886	W	82,161	W	79,934	W	83,278	$82,454
Non-interest-bearing		1,184		1,163		1,328		2,746		3,143	3,112
Trading liabilities		119		131		513		1,758		1,048	1,038
Acceptances outstanding		1,566		928		2,365		2,012		1,879	1,860
Short-term borrowings		5,759		6,994		11,204		10,954		11,968	11,850
Secured borrowings		4,088		4,706		6,316		6,308		7,502	7,427
Long-term debt		4,876		8,235		21,218		23,617		26,172	25,913
Future policy benefit		—		—		—		—		4,778	4,730
Accrued expenses and other liabilities		3,562		3,193		6,555		9,713		7,089	7,019

Total liabilities		52,190		61,236		131,660		137,042		146,857	145,403

Minority interest		2		288		583		66		80	79
Redeemable convertible preferred stock		—		—		711		736		368	364
Stockholders’ equity:
Common stock		1,462		1,462		1,472		1,596		1,795	1,779
Additional paid-in capital		1,041		1,048		1,073		1,658		2,407	2,383
Retained earnings		638		1,077		1,189		2,456		3,953	3,914
Accumulated other comprehensive income, net of taxes		164		70		58		158		(100)	(99)
Less: treasury stock, at cost		(395)		(395)		(397)		(204)		(245)	(243)

Total stockholders’ equity		2,910		3,262		3,395		5,664		7,810	7,734

Total liabilities, minority interest, Redeemable Convertible Preferred Stock and stockholders’ equity	W	55,102	W	64,786	W	136,349	W	143,508	W	155,115	$153,580

Dividends

	Year Ended December 31,

	2001(1)		2002(2)		2003(2)		2004(2)		2005(2)

	(In Won and US$, except ratios)
U.S. GAAP:
Cash dividends per share of common stock:
In Korean Won	W	750	W	600	W	600	W	600	W	750
In U.S. dollars		$0.63		$0.50		$0.50		$0.50		$0.74
Cash dividends per share of preferred stock
In Korean Won		N/A		N/A		N/A	W	135.12	W	365.34
In U.S. dollars		N/A		N/A		N/A		$0.13		$0.36
Stock dividends per share of common stock		—		—		—		—		—
Korean GAAP:
Cash dividends per share of common stock:(3)
In Korean Won	W	600	W	600	W	600	W	600	W	750
In U.S. dollars		$0.50		$0.50		$0.50		$0.50		$0.74
Dividend ratio(4)		12.00%		12.00%		12.00%		12.00%		15.00%
Cash dividends per share of preferred stock:
In Korean Won		N/A		N/A		N/A	W	857	W	1,183
In U.S. dollars		N/A		N/A		N/A		$0.83		$1.17
Dividend ratio(4)		N/A		N/A		N/A		17.14%		23.66%
Stock dividends per share of common stock		—		—		—		—		—

N/A = not available.
Notes:

(1)	Represents, under U.S. GAAP, dividends declared on common stock of Shinhan Bank for the year ended December 31, 2000 and, under Korean GAAP, dividends accrued in the period to which such dividends relate for the year ended December 31, 2001.

(2)	Represents dividends declared on the common stock of Shinhan Financial Group for the year ended December 31, 2002, 2003, 2004 and 2005.

(3)	Represents, under Korean GAAP, for each year ended December 31, 2001 and 2002, dividends accrued on the common stock of Shinhan Financial Group for such year, and, for each year ended December 31, 2003, 2004 and 2005, dividends declared on common stock of Shinhan Financial Group in such year. In connection with our holding company restructuring in 2001, common stock of Shinhan Bank was exchanged for common stock of Shinhan Financial Group on a 1:1 ratio.

(4)	Dividends declared and paid as a percentage of par value of W5,000 per common share of Shinhan Financial Group.

Selected Statistical Information

Profitability Ratios

	Year Ended December 31,

	2001	2002	2003	2004	2005

	(Percentages)
Net income as a percentage of:
Average total assets(1)	0.94%	0.94%	0.29%	1.01%	1.16%
Average stockholders’ equity(1)(2)	16.14	15.99	8.83	31.44	29.80
Including Redeemable Convertible Preferred Stock(3)	N/A	N/A	8.15	27.22	27.08
Including Redeemable Convertible Preferred Stock and Redeemable Preferred Stock(3)	N/A	N/A	8.24	22.73	19.98
Dividend payout ratio(4)	38.91	25.59	57.20	15.87	15.99
Net interest spread(5)	2.28	2.39	2.48	2.63	2.64
Net interest margin(6)	2.66	2.58	2.65	2.78	2.70
Efficiency ratio(7)	43.88	52.78	56.13	55.63	59.29
Cost-to-average assets ratio(8)	1.57	2.08	2.01	2.18	2.45
Equity to average asset ratio(9):	5.84	5.89	3.24	3.22	3.91
Including Redeemable Convertible Preferred Stock(3)	N/A	N/A	3.51	3.72	4.30
Including Redeemable Convertible Preferred Stock and Redeemable Preferred Stock(3)	N/A	N/A	4.04	4.83	5.39

N/A = Not applicable.
Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank, Chohung Bank and Jeju Bank and (b) quarterly balances for other subsidiaries.

(2)	Does not include the Redeemable Preferred Stock or the Redeemable Convertible Preferred Stock described below.

(3)	As consideration for our acquisition of Chohung Bank, in August 2003, we issued to the Korea Deposit Insurance Corporation (i) 46,583,961 shares of our Redeemable Preferred Stock, with an aggregate redemption price of W842,517,518,646 and (ii) 44,720,603 shares of our Redeemable Convertible Preferred Stock, with an aggregate redemption price of W808,816,825,858, which were convertible into shares of our common stock. In November 2005, Korea Deposit Insurance Corporation converted 22,360,302 shares of these shares of our Redeemable Convertible Preferred Stock into 22,360,302 shares of our common stock, representing 6.22% of our total issued shares (or 5.86% of our total issued shares on a fully diluted basis) of our common stock. In April 2006, Korea Deposit Insurance Corporation sold to BNP Paribas S.A. and other institutional investors all of our common shares held by it. As of the date hereof, Korea Deposit Insurance Corporation does not hold any share of our common stock but still holds 22,360,301 shares of Redeemable Convertible Preferred Stock, representing 6.22% of the total issued shares (or 5.86% of the total issued shares on a fully diluted basis) of our common stock. Korea Deposit Insurance Corporation is entitled to convert such shares into our common stock beginning in August 2006. Pursuant to the terms of the Redeemable Preferred Stock issued to Korea Deposit Insurance Corporation, we are required to redeem such shares in five equal annual installments commencing three years from the date of issuance. These Redeemable Preferred Stock are treated as debt under U.S. GAAP. Pursuant to the terms of our Redeemable Convertible Preferred Stock, we are required to redeem the full amount of such shares outstanding five years from the date of issuance to the extent not converted into our common shares. Each share of our Redeemable Convertible Preferred Stock is convertible into one share of our common stock. The dividend ratios on our Redeemable Preferred Stock and Redeemable Convertible Preferred Stock are 4.04% and 2.02%, respectively. In August 2003, we also raised W900 billion in cash through the issuance of 6,000,000 shares of Redeemable Preferred Stock, all of which were sold in the domestic fixed-income market through Strider Securitization Specialty Co., Ltd., a special purpose vehicle. These redeemable preferred shares have terms that are different from the redeemable preferred shares issued to Korea Deposit Insurance Corporation. We are required to redeem these preferred shares issued to the special purpose vehicle in three installments in 2006, 2008 and 2010. See “Item 4. Information on the Company — The Merger of Shinhan Bank and Chohung Bank — Liquidity and Capital Resources” and “Item 10. Additional Information — Articles of Incorporation — Description of Capital Stock — Description of Redeemable Preferred Stock”.

(4)	Represents the ratio of total dividends declared on common stock as a percentage of net income.

(5)	Represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.

(6)	Represents the ratio of net interest income to average interest-earning assets.

(7)	Represents the ratio of noninterest expense to the sum of net interest income and noninterest income, a measure of efficiency for banks and financial institutions. Efficiency ratio may be reconciled to comparable line-items in our income statements for the periods indicated as follows:

	Year Ended December 31,

	2001		2002		2003		2004		2005

	(In billions of Won, except percentages)
Non-interest expense(A)	W	828	W	1,302	W	1,937	W	3,152	W	3,662
Divided by
The sum of net interest income and noninterest income(B)		1,887		2,467		3,451		5,666		6,176
Net interest income		1,255		1,430		2,333		3,574		3,474
Noninterest income		632		1,037		1,118		2,092		2,702
Efficiency ratio ((A) as a percentage of(B))		43.88%		52.78%		56.13%		55.63%		59.29%

(8)	Represents the ratio of noninterest expense to average total assets.

(9)	Represents the ratio of average stockholders’ equity (not including the Redeemable Preferred Stock or the Redeemable Convertible Preferred Stock) to average total assets.

Asset Quality Ratios

	As of December 31,

	2001		2002		2003		2004		2005

	(In billions of Won, except percentages)
Total loans	W	33,665	W	45,052	W	95,295	W	97,080	W	105,848
Total allowance for loan losses		720		996		3,631		2,311		1,512
Allowance for loan losses as a percentage of total loans		2.14%		2.21%		3.81%		2.38%		1.43%
Total non-performing loans(1)	W	530	W	518	W	1,844	W	1,750	W	1,594
Non-performing loans as a percentage of total loans		1.57%		1.15%		1.94%		1.80%		1.51%
Non-performing loans as a percentage of total assets		0.96%		0.80%		1.35%		1.22%		1.03%
Impaired loans(2)	W	1,492	W	1,263	W	3,488	W	2,646	W	2,285
Allowance for impaired loans		385		480		1,349		885		704
Impaired loans as a percentage of total loans		4.43%		2.80%		3.66%		2.73%		2.16%
Allowance for impaired loans as a percentage of impaired loans		25.80%		38.00%		38.68%		33.47%		30.81%

Notes:

(1)	Non-performing loans are defined as loans, whether corporate or consumer, that are past due more than 90 days.

(2)	Impaired loans include loans that are classified as “substandard” or below according to the asset classification guidelines of the Financial Supervisory Commission, loans that are past due for 90 days or more and loans that qualify as “troubled debt restructurings” under U.S. GAAP.

Capital Ratios

	As of December 31,

	2001	2002	2003	2004	2005

	(Percentages)
Requisite capital ratio(1)	134.43%	130.93%	118.41%	129.41%	132.81%
Total capital adequacy ratio for Shinhan Bank(2)	11.99	10.92	10.49	11.94	12.23
Tier I capital adequacy ratio(2)	8.24	6.81	6.34	7.45	8.16
Tier II capital adequacy ratio(2)	3.75	4.11	4.15	4.49	4.07
Total capital adequacy ratio for Chohung Bank(3)	10.43	8.66	8.87	9.40	10.94
Tier I capital adequacy ratio(3)	5.91	4.61	4.47	4.99	6.52
Tier II capital adequacy ratio(3)	4.52	4.05	4.40	4.41	4.42
Adjusted equity capital ratio of Shinhan Card(4)	N/A	10.86	13.78	16.48	17.68
Solvency ratio for Shinhan Life Insurance(5)	204.5	238.9	224.7	265.7	232.1

N/A = not applicable.
Notes:

(1)	We were restructured as a financial holding company on September 1, 2001 and became subject to minimum capital requirements as reflected in the requisite capital ratio. Under the guidelines issued by the Financial Supervisory Commission applicable to financial holding companies, we, at the holding company level, are required to maintain a minimum requisite capital ratio of 100%. Requisite capital ratio represents the ratio of net aggregate amount of our equity capital to aggregate amounts of requisite capital (all of which are described in “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy”). This computation is based on our consolidated financial statements prepared in accordance with Korean GAAP.

(2)	Shinhan Bank’s capital adequacy ratios are computed in accordance with the regulations issued by the Financial Supervisory Commission, which was revised as of December 31, 2002 to take into account market risk as well as credit risk. The capital ratios as of December 31, 2002 were calculated using these revised guidelines. Under these guidelines, Shinhan Bank is required to maintain a minimum capital adequacy ratio of 8%. Applying the previous calculation, which only takes into account credit risks, Shinhan Bank’s total capital adequacy ratio as of December 31, 2002, 2003, 2004 and 2005 were 10.91%, 10.59%, 11.96% and 12.27%, respectively. This computation is based on Shinhan Bank’s consolidated financial statements prepared in accordance with Korean GAAP. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Banks — Capital Adequacy.”

(3)	Chohung Bank’s capital adequacy ratios are computed in accordance with the regulations issued by the Financial Supervisory Commission, which was revised as of December 31, 2002 to take into account market risk as well as credit risk. The capital ratios as of December 31, 2002 were calculated using these revised guidelines. Under these regulations, Chohung Bank is required to maintain a minimum capital adequacy ratio of 8%. Applying the previous calculation, which only takes into account credit risks,

Chohung Bank’s total capital adequacy ratio as of December 31, 2002, 2003, 2004 and 2005 was 8.64%, 8.89%, 9.39% and 10.94%, respectively. This computation is based on the Chohung Bank’s consolidated financial statements prepared in accordance with Korean GAAP. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Banks — Capital Adequacy.”

(4)	Represents the ratio of total adjusted shareholders’ equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Supervisory Commission for credit card companies. Under these regulations, Shinhan Card, which was established on June 4, 2002, is required to maintain a minimum adjusted equity capital ratio of 8%. This computation is based on Shinhan Card’s nonconsolidated financial statements prepared in accordance with Korean GAAP.

(5)	Solvency ratio is the ratio of Solvency Margin to Standard Amount of Solvency Margin and is computed in accordance with the regulations issued by the Financial Supervisory Commission for life insurance companies. Under these regulations Shinhan Life Insurance is required to maintain a minimum solvency ratio of 100%. Based on the calculation, Shinhan Life Insurance’s solvency ratio as of March 31, 2006 was 230.8%.
EXCHANGE RATES
      The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

	At End
Year Ended December 31,	of Period	Average(1)	High	Low

	(Won per US$1.00)
2000	1,267.00	1,130.90	1,267.00	1,105.50
2001	1,313.50	1,292.00	1,369.00	1,234.00
2002	1,186.30	1,250.31	1,332.00	1,160.60
2003	1,192.00	1,192.08	1,262.00	1,146.00
2004	1,035.10	1,139.30	1,195.10	1,035.10
2005	1,010.00	1,023.75	1,059.80	997.00
2006 (through June 23)	955.80	962.29	1,002.90	927.40
January	958.90	981.44	1,002.90	958.90
February	970.90	969.84	976.30	962.00
March	971.40	974.71	981.95	966.80
April	942.80	952.60	970.40	939.60
May	945.30	940.82	951.50	927.40
June (through June 23)	955.80	953.75	961.80	942.70

Note:

(1)	The average of the Noon Buying Rates over the relevant period.
      We have translated certain amounts in Korean Won, which appear in this document, into dollars for convenience. This does not mean that the Won amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated above, or at all. All translations from Won to dollars are based on the Noon Buying Rate in effect on December 31, 2005, which was W1,010.00 to US$1.00. The exchange rates used for convenience translations differ from the actual rates used in the preparation of our consolidated financial statements.

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
      We compete principally with other national commercial banks in Korea but also face competition from a number of additional sources including regional banks, development banks, specialized banks and foreign banks operating in Korea, as well as various other types of financial institutions, including credit card companies, securities companies and asset management companies. Over the past few years, regulatory reforms and liberalization of the Korean financial markets have led to increased competition among financial institutions in Korea. As the reform of the financial sector continues, foreign financial institutions, many with greater resources than we have, have entered the Korean market. There can be no assurance that we will be able to compete successfully with other domestic and foreign financial institutions or that increased competition will not have a material adverse effect on our financial condition or operating results.
      The Korean commercial banking industry has undergone dramatic changes recently as a number of significant mergers and acquisitions in the industry have taken place. There may be additional consolidation in the Korean commercial banking industry, including Korea’s regional banks in particular. In November 2001, Kookmin Bank and Housing & Commercial Bank, two of the strongest banks in Korea, merged to form Kookmin Bank. The newly merged bank is significantly larger and has more financial resources than us. Also in 2001, Woori Bank restructured itself as a financial holding company and significantly realigned its businesses and products to compete with other larger banks in Korea. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the last few years. In 2002, there was a merger of Hana Bank and Seoulbank. In 2003, Lone Star acquired a controlling interest in Korea Exchange Bank. In 2004, Citibank acquired KorAm Bank through a tender offer and subsequently renamed it Citibank Korea. In 2005, Standard Chartered Bank acquired Korea First Bank. In addition, in 2006, Kookmin Bank has entered into a definitive agreement to acquire Korea Exchange Bank from Lone Star pending regulatory approval. At present, these and other banks resulting from mergers or acquisitions may have more financial resources or more experience in providing certain banking or financial services than us. Increased competition and continuing consolidation in the Korean banking industry may lead to decreased margins. There can be no assurance that we will be able to compete successfully with such banks.
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
      In addition, the impending sale of the controlling equity stake in LG Card, currently the largest credit card company in Korea in terms of asset size which has been in debt restructuring since November 2003, by its creditors committee may significantly change the competitive environment for providers of credit card services in Korea, including us. The sale will take the form of an auction to multiple bidders, and we are currently participating in this auction as one of the bidders. See “— Developments adversely affecting the business and liquidity of credit card companies in Korea, including LG Card, may result in losses in respect of our exposure to such companies”. Failure by us to win the bid to acquire the controlling equity stake of LG Card and/or the acquisition of such stake of LG Card by one of our leading competitors in the banking business could adversely affect our competitive position in the credit card business as well as other related businesses and limit our future growth.

We are highly dependent on short-term funding sources that are susceptible to price competition, which dependence may adversely affect our operations.
      Most of our funding requirements, principally those of Shinhan Bank and Chohung Bank, are met through short-term funding sources, primarily in the form of customer deposits, which are subject to significant price competition. As of December 31, 2005, approximately 90.69% of our total deposits had current maturities of one year or less or were payable on demand. In the past, a substantial portion of such customer deposits has been rolled over upon maturity or otherwise maintained with us, and such short-term deposits have been a stable source of funding over time. For example, of Shinhan Bank’s total time deposits outstanding as of December 31, 2005 with remaining maturities of four months or less, approximately 54.46% were rolled over or otherwise maintained with Shinhan Bank. Of Chohung Bank’s total time deposits maturing during the four months ended December 31, 2005, approximately 57.01% were rolled over or otherwise maintained with Chohung Bank. No assurance can be given, however, that such stable source of funding will continue, including as a result of intense price competition. If a substantial number of depositors fail to roll over deposited funds upon maturity or withdraw such funds from us, our liquidity position could be materially adversely affected, and we may be required to seek more expensive sources of short-term and long-term funds to finance our operations.
Risks Relating to Our Banking Business

We have significant exposure to small- and medium-sized enterprises including smaller enterprises, which may result in a deterioration of our asset quality to this segment and have an adverse impact on us.
      Our loans to small- and medium-sized enterprises meeting the definition of such enterprises under the Basic Act on Small- and Medium-sized Enterprises and its Presidential Decree increased from W38,055 billion as of December 31, 2003 to W38,713 billion as of December 31, 2004 and to W39,943 billion as of December 31, 2005. These balances represent 40.0%, 39.9% and 37.7%, respectively, of our total loan portfolio as of December 31, 2003, 2004 and 2005. For a definition of small- and medium-sized enterprises, see “Item 4. Information on the Company — Business Overview — Our Principal Activities — Corporate Banking Services — Small- and medium-sized Enterprises Banking”. Non-performing loans to small- and medium-enterprises as described above were W605 billion as of December 31, 2003, W1,005 billion as of

December 31, 2004 and W1,015 billion as of December 31, 2005, representing 1.59%, 2.60% and 2.54% of our total loans to small- and medium-sized enterprises as of December 31, 2003, 2004 and 2005.
      Since 2002, the industry-wide delinquency ratios for loans to small- and medium-sized enterprises have been rising under Korean GAAP. According to data compiled by the Financial Supervisory Service, the delinquency ratio (net of charge-offs, which has also increased significantly) for loans by Korean banks to small- and medium-sized enterprises increased from 1.9% as of December 31, 2001 to 3.2% as of May 31, 2004, the record-high to date, and decreased to 1.5% as of December 31, 2005. The delinquency ratio for loans to small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal payments are overdue by one day or more or interest payments are overdue by 14 days or more (if prior interest payments on a loan were made late on more than three occasions, in which case the loan is considered delinquent if interest payments are overdue by one day or more) to (2) the aggregate outstanding balance of such loans. Under Korean GAAP, Shinhan Bank’s delinquency ratio for such loans increased from 1.75% as of December 31, 2003 to 1.80% as of December 31, 2004 and decreased to 1.44% as of December 31, 2005 and Chohung Bank’s delinquency ratio for such loans decreased from 3.49% as of December 31, 2003 to 2.21% as of December 31, 2004 and to 1.70% as of December 31, 2005. In 2003, 2004 and 2005, under Korean GAAP, Shinhan Bank charged off loans to small- and medium-sized enterprises of W36 billion, W101 billion and W82 billion, respectively, while Chohung Bank charged off loans to small- and medium-sized enterprises of W73 billion, W255 billion and W118 billion, respectively. In addition, Chohung Bank did not sell any of its loans to small- and medium-sized enterprises of in 2003, but sold W357 billion in 2004 and W175 billion in 2005 under Korean GAAP. Shinhan Bank did not sell any of its loans to small- and medium-sized enterprises in 2003, but sold W146 billion in 2004 and W126 billion in 2005 under Korean GAAP. Absent these charge-offs and loan sales, the delinquency ratios would have been higher.
      We have increased significant exposure to the real estate, leasing and service industry as it presented significant growth opportunities in recent years. Our loans to the real estate, leasing and service industry increased from W6,132 billion, or 11.34% of total corporate loans (Shinhan Bank and Chohung Bank combined), as of December 31, 2003, to W7,691 billion, or 14.08% of total corporate loans, as of December 31, 2004, and to W9,434 billion, or 16.30% of total corporate loans, as of December 31, 2005. In addition, our loans to the hotel and leisure industry (consisting principally of hotels, motels and restaurants) as of December 31, 2003, 2004 and 2005 aggregated W1,977 billion, W2,082 billion and W2,114 billion, respectively, or 3.66%, 3.81% and 3.65%, respectively, of total corporate loans. The real estate, leasing and service industry and the hotel and leisure industry experienced significant difficulties in 2004 resulting in higher delinquencies and impairment. As of December 31, 2005, under Korean GAAP, the delinquency ratios for loans to the real estate, leasing and service industry were 1.73% for Chohung Bank and 1.00% for Shinhan Bank, in each case net of charge-offs and loan sales. As of December 31, 2005, under Korean GAAP, the delinquency ratios for loans to the hotel and leisure industry were 3.30% for Chohung Bank and 1.88% for Shinhan Bank, in each case net of charge-offs and loan sales. A continued deterioration in asset quality of loans to these industry sectors may materially and adversely affect our financial condition and results of operations.
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
      Over the past three years, mortgage and home equity lending was the largest contributor to the growth of our lending business. Our mortgage and home equity lending grew from W20,517 billion as of December 31, 2003 to W22,180 billion as of December 31, 2004 and to W25,840 billion as of December 31, 2005. Such increase represents 20.5% and 41.74% of the overall increase in our loan portfolio during 2004 and 2005, respectively. Of our total consumer loan portfolio, 49.8%, 52.24% and 53.88% was attributable to mortgage and home equity lending as of December 31, 2003, 2004 and 2005, respectively. The growth of such lending is significantly dependent on, among other things, competitive conditions, real estate prices, interest rate levels and government policies affecting these markets. The Korean government enacted a number of changes to laws governing retail lending volumes, including the lowering of maximum loan-to-value ratio of mortgage and home equity loans to 60%, and in certain cases to 40%. In recent years, the Korean government has issued several policy-driven regulations to suppress the increasing real estate prices in certain zones of the Seoul Metropolitan area that are in high demand, including the further reduction of maximum loan-to-value ratio applicable to mortgage and home equity loans for real estate in those regulated zones, which may result in a general decline in the real estate prices in Korea. Due to the factors discussed above, there can be no assurance that significant growth of our mortgage and home equity lending business will continue.
      Consistent with practices in the Korean banking sector, a substantial majority of our mortgage and home equity loans have maturity of one to three years and are renewable based on our credit decisions. Since early 2004, however, we have begun offering longer-term mortgage and home equity loans with maturities of ten to 30 years similar to those offered in the United States. As of December 31, 2005, we had W11,451 billion of such long-term mortgage and home equity loans outstanding, for which we established an allowance for loan losses of W5 billion. This relatively low amount of allowance for loan losses compared to the amount of the long-term mortgage and home equity loans were primarily due to the fact that these loans are oversecured and are made subject to the condition of relatively low loan-to-value ratios. For mortgage and home equity loans, we establish allowances based on loss factors taking into consideration historical performance of the portfolio, previous loan loss history and charge-off information. Due to the limited history of extending these longer term mortgage and home equity loans, we cannot assure you that the allowances we have established against these loans will be sufficient to cover all future losses arising from these loans in the future. Although we adjust the loss factors derived from the migration analysis as appropriate to reflect the impact of any current conditions on loss recognition that has not been adequately captured by our historical analysis, no assurance can be given that we may adequately do so in time or at all.

A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.
      Borrowers’ house, other real estate and other securities secure substantial portions of our loans. As of December 31, 2005, the secured portion of Won-denominated loans of Shinhan Bank amounted to W29,578 billion, or 66.66% of such loans, and the secured portion of Won-denominated loans of Chohung Bank amounted to W18,231 billion, or 51.94% of such loans, under Korean GAAP. No assurance can be given that the collateral value may not materially decline in the future. Until recently, it was Shinhan Bank’s general policy to lend up to 50%-70% of the appraised value of collateral, which appraisal value we believe was, in general, lower than the market value. Chohung Bank’s policy is to lend up to the estimated recovery value of the collateral, which Chohung Bank calculates based on the value of collateral published by the courts as recovered through court-approved auctions and further adjusted to take into account the existence of any lien or other security interest that is prior to Chohung Bank’s security interest. We believe that such estimated recovery value of the collateral is, in general, lower than the market value. However, downturns in the real estate market as well as decreases in the value of securities collateral in the past have resulted in a number of loans whose principal amount exceeds the value of the underlying collateral at times. Declines in the value of securities and/or real estate prices in Korea that result in shortfalls in collateral values compared to loan amounts would require us to increase loan loss provisions and may have a material adverse effect on us. For a description of our collateral valuation policy, see “Item 4. Information on the Company — Description of Assets and Liabilities — Risk Management — Credit Risk Management of Shinhan Bank — Credit Evaluation and Approval — Consumer Loans” and “Item 4. Information on the Company — Business Overview — Our Principal Activities — Retail Banking Services — Consumer Lending Activities”.
      Foreclosure on collateral generally requires a written petition to a Korean court. Such application, when made, may be subject to delays and administrative requirements that may result in a decrease in the recovery value of such collateral. Foreclosure proceedings under laws and regulations in Korea typically take from seven months to one year from initiation to collection depending on the nature of the collateral. In addition, there can be no assurance that we will be able to realize the full value of such collateral as a result of, among other factors, delays in foreclosure proceedings, defects in the perfection of collateral, fraudulent transfers by borrowers and general declines in collateral value due to oversupply of properties that are placed in the market.

We may experience a further deterioration of the credit quality of our credit card and other consumer lending portfolios.
      Our total consumer portfolio is comprised of three principal product types, namely mortgage and home equity loans, credit cards and other consumer loans (which include principally unsecured consumer loans). In recent years, credit card and other consumer lending, including lending to small unincorporated businesses, in Korea experienced significant growth as a result of government policies and a greater focus on these sectors by commercial banks and credit card companies. This growth, however, led to industry-wide declines in overall credit quality, with increased delinquencies, provisions and charge-offs, as a result of, among other things, weak economic conditions as well as an increase in unemployment. The unemployment rate in Korea was 3.8% as of December 31, 2003 and 3.8% as of December 31, 2004, and decreased to 3.5% as of December 31, 2005.
      In response to the events described above, including as part of our continued efforts to reduce or charge-off delinquent credit card loans, the amount of credit card loans has decreased from W6,112 billion as of December 31, 2003 to W4,732 billion as of December 31, 2004 and to W4,242 billion as of December 31, 2005. Our other consumer loans, on the other hand, have continued to increase from W14,580 billion as of December 31, 2003, to W15,546 billion as of December 31, 2004 and to W17,875 billion as of December 31, 2005. While our delinquency ratio for total consumer loans decreased from 3.95% in 2003 to 1.70% in 2005, the credit card and other consumer loan sectors may still experience credit quality problems and there can be no assurance that these problems will not have a material adverse effect on our results of operations.
      In addition, due to the rapid increase in consumer debt in Korea in recent years, the Korean government has adopted a series of regulations designed to restrain the rate of growth in, and delinquencies of, cash advances, credit card loans and credit card usage generally and to strengthen the reporting of, and compliance with, credit quality indexes. In March 2002, the Financial Supervisory Commission imposed sanctions, ranging from warnings and administrative fines to partial business suspensions, on substantially all Korean credit card issuers as a result of alleged unlawful or unfair practices discovered during its industry-wide inspection. In March 2002, Chohung Bank was given a warning by the Financial Supervisory Commission for issuing credit cards to underaged customers. In late 2002, the Korean government enacted a number of changes to the laws governing the reporting by credit card issuers, including increasing the minimum allowance required, stated as a certain percentage of outstanding balance, and revising the calculation of delinquency ratios applicable to credit cards, which are performed on a Korean GAAP basis as described in “Item 5. Operating and Financial Review and Prospects — Reconciliation with Korean Generally Accepted Accounting Principles”. The Korean government may adopt further regulatory changes in the future that affect the credit card industry, which in turn may adversely affect our credit card operations. See “Item 4. Information on the Company — Business Overview — Our Principal Activities — Credit Card Services”. We believe that the Korean government will continue to announce regulatory changes restricting the growth of consumer loans. These regulations may significantly reduce the level of our consumer lending and credit card operations that we engage and maintain in the future. The growth and profitability of our consumer lending and credit card operations may suffer materially as a result of these enforcement activities and regulations and proposed regulations.

Developments adversely affecting the business and liquidity of credit card companies in Korea, including LG Card, may result in losses in respect of our exposure to such companies.
      Adverse developments in the credit card industry in recent years such as industry-wide increases in delinquencies and resulting increases in provisioning for loan losses have had a negative impact on investors’ perception of credit card companies in the Korean corporate debt market, thereby significantly limiting the ability of credit card companies to obtain financing through issuances of debt securities. As a result, Korean credit card companies recently experienced significant financial and liquidity difficulties. According to a press release issued by the Financial Supervisory Commission, the average industry-wide delinquency ratio (defined as ratio of credit card balances that are delinquent for more than 30 days over total outstanding balances, including delinquent balances rewritten as credit card loans) of credit card companies in Korea was approximately 10.05% as of December 31, 2005 and 8.77% as of March 31, 2006. Although such delinquency ratio was reported to have decreased from 28.28% as of December 31, 2003, the level of delinquencies experienced by the credit card industry in Korea still remains relatively high. As of December 31, 2005, we held debt and equity securities issued by credit card companies (including through asset-backed securitization) in the aggregate principal amounts of W787 billion and W195 billion, respectively, in our investment portfolio.
      As of December 31, 2005, we had loans outstanding to credit card companies in the aggregate principal amount of W610 billion. These loans, excluding loans extended to LG Card, are considered performing in accordance with our internal credit rating methodology and therefore we have not recognized a specific loan loss allowance against these loans. See “Item 4. Information on the Company — Description of Assets and Liabilities — Loans — Loan Concentrations — Exposures to the Credit Card Industry”. To the extent that financial and liquidity difficulties experienced by credit card companies are not resolved on a timely basis, the asset quality of our exposure to credit card companies may become significantly impaired, resulting in losses that are materially adverse to our financial condition and results of operations and capital adequacy.
      In particular, LG Card, currently Korea’s largest credit card company, experienced significant liquidity and asset quality problems in 2003 and has been engaged in a workout since November 2003. As part of this workout program, the creditor banks of LG Card (including Shinhan Bank and Chohung Bank) have taken a number of steps, including providing a W2 trillion credit facility (with respect to W1 trillion of which facility, maturity has been extended until December 2006), engaging in several rounds of debt-to-equity swaps and agreeing to substantial capital write-downs. Recently, the creditors committee of LG Card, led by Korea Development Bank, has been attempting to sell a controlling equity stake in LG Card in the form of an auction to multiple bidders. We are currently participating in this auction as one of the bidders with a view to acquiring control in LG Card.
      As of December 31, 2005, our total exposure to LG Card was W364 billion, including W136 billion of loans, W33 billion of debt securities and W195 billion of equity securities. We made an allowance for loan losses of W0.7 billion for the loans. As a result of the satisfactory progress on scheduled debt restructuring of LG Card, in 2005, we recorded reversal of loan loss provisions of W12 billion but also recognized securities impairment losses of W7 billion, resulting in a net gain of W5 billion in respect of our exposures to LG Card. In connection with the LG Card rescue plan, Shinhan Bank transferred W10 billion of exposure in its performance-based trust account to the bank account in January 2004 and Chohung Bank also transferred W30 billion of exposure in its performance-based trust account to the bank account in February 2004, resulting in an increase in our total exposure to LG Card. These exposures were included in our credit exposure that was converted into equity in connection with the rescue plan of LG Card as described above.
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

We may, therefore, experience future losses with respect to these exposures. Furthermore, to the extent that our investment portfolio include in the future beneficiary certificates representing interests in investment trusts whose assets include securities issued by troubled credit card companies and the value of securities issued by credit card companies declines as a result of their financial difficulties or otherwise, we may experience losses on our investment securities.

We have significant exposure to the largest Korean business conglomerates, known as “chaebols”, and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.
      As a result of the unfavorable financial and economic conditions in Korea, a number of chaebols have experienced and continue to experience financial difficulties. We have significant exposure to chaebols and large corporate borrowers. Of our twenty largest corporate exposures as of December 31, 2005, seven are companies that are members of the 29 largest chaebols in Korea. If the quality of the exposures extended by us to chaebols declines, we would require additional loan loss provisions in respect of loans and would record impairment losses in respect of securities, which would adversely affect our financial condition, results of operations and capital adequacy.
      In particular, we have significant exposure to SK Networks, which experienced financial difficulties after disclosure of its accounting irregularities and is currently in a workout program. If this program is not satisfactorily resolved, it may have a material adverse effect on us. As of December 31, 2005, our total exposure outstanding to SK Networks (formerly, SK Global) alone was W670 billion, or 0.47% of our total exposure, consisting of W326 billion in loans, W7 billion in debt securities, W240 billion in equity securities and W97 billion in guarantees and acceptances. Of our total loans outstanding to SK Networks, W24 billion was secured. For the unsecured loans of W302 billion, we made allowance for loan losses of W20 billion. With respect to the guarantees and acceptances outstanding, we made allowances of W6 billion.
      All of the indebtedness of SK Networks and its overseas subsidiaries held by Korean financial institution creditors was resolved either through an exchange for 43% of the principal amount in promissory notes and 5% of the principal amount in the form of bonds with warrants or in accordance with the Memorandum. Under the Memorandum, all of the indebtedness of SK Networks held by the Korean financial institution creditors was converted into shares of common stock, Redeemable Preferred Stock and mandatory convertible bonds of SK Networks. As a result of this corporate restructuring, we owned 9.54% of common shares of SK Networks (or 9.87% of total equity ownership in SK Networks including the Redeemable Preferred Stock) as of December 31, 2005.
      We also have exposures to other companies belonging to the SK Group. As of December 31, 2005, our total exposure outstanding to SK Corporation, the controlling company of the SK Networks, was W398 billion, or 0.28% of our total exposure, consisting of W141 billion in loans, W43 billion in debt securities, W132 billion in equity securities, and W82 billion in guarantees and acceptances. We classify loans and guarantees and acceptances to other SK Group companies, including SK Corporation, as non-impaired in accordance with our internal credit rating methodology and therefore no specific allowance is made against these loans or guarantees and acceptances. Our management believes the general allowance of W0.9 billion against the non-impaired element of the corporate loan portfolio in total is sufficient to cover any incurred losses within this portfolio, including those loans to companies within the SK Group, including SK Corporation and excluding SK Networks. For a more detailed discussion of our exposure to the SK Group as of December 31, 2005, see “Item 4. Information on the Company — Description of Assets and Liabilities — Loans — Loan Concentrations — Exposures to SK Group Companies”.
      In addition, we have significant exposures to former Ssangyong Group companies, a number of which have been experiencing financial difficulties. In 1998, Daewoo Motors acquired Ssangyong Motors from the former Ssangyong Group, on condition that certain of the then existing liabilities of Ssangyong Motors be retained by the former Ssangyong Group. In connection with this transaction, nine member companies of the Ssangyong Group assumed in the aggregate W1.8 trillion, which subsequently resulted in significant increases in interest expense for such companies, further aggravated by a sharp increase in interest rates during the financial crisis of the late 1990’s. Several of the Ssangyong Group companies, including Ssangyong

Corporation, Ssangyong Cement Industrial and Ssangyong Engineering & Construction, have experienced significant financial and liquidity difficulties as a result and were subsequently placed under workout programs by their respective creditors. In particular, Chohung Bank is the largest creditor to Ssangyong Corporation and, as such, is the lead creditor bank under the workout program applicable to Ssangyong Group companies. Ssangyong Cement exited the workout in November 2005, and the controlling equity interest in Ssangyong Corporation was sold to Morgan Stanley Private Equity Holdings AB in April 2006. As of December 31, 2005, our total exposure to Ssangyong Corporation and Ssangyong Cement Industrial amounted to W221 billion and W174 billion, respectively, for which we have raised allowances for loan losses of W1.3 billion, or 0.6%, and W0.2 billion, 0.1%, respectively. Of our total loans and guarantees and acceptances to the Ssangyong Group, W172 billion was classified as impaired. We cannot assure you that the allowances we have established against our exposures to the former Ssangyong Group companies will be sufficient to cover all future losses arising from these exposures. For a more detailed discussion of our exposure to the former Ssangyong Group as of December 31, 2005, see “Item 4. Information on the Company — Description of Assets and Liabilities — Loans — Loan Concentrations — Exposures to Ssangyong Group Companies”.
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
      As of December 31, 2005, our loans to companies that were under troubled debt restructurings amounted to W990 billion, or 0.94% of our total loans, and our allowances for losses on these loans amounted to W179 billion, or 18.1% of such loans. As of the same date, our guarantees and acceptances to companies that were under troubled debt restructurings amounted to W247 billion, or 3.57% of our total guarantees and acceptances, and our allowance for such guarantees and acceptances amounted to W14 billion, or 5.7% of such guarantees and acceptances. These allowances may not be sufficient to cover all future losses arising from our exposure to these companies. Furthermore, pursuant to the Corporate Restructuring Promotion Act which was abolished as of December 31, 2005, in the event that any of our borrowers became subject to corporate restructuring procedures, we could be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions holding 75% or more of the total outstanding debt (and 75% or more of the total outstanding secured debt, if the restructuring plan included the restructuring of existing secured debt) of the borrower, or to dispose of our credits to other creditors on unfavorable terms. Although the Corporate Restructuring Promotion Act was abolished and is no longer effective, the National Assembly is currently in discussion as to reviving such law and accordingly, a law similar to the Corporate Restructuring Promotion Act may be adopted in the future and subject us to similar restraints.

The recent announcement by the Korean National Tax Service relating to the tax treatment of certain deposit products may adversely affect our financial condition and results of operations.
      Beginning in 2002, commercial banks in Korea, including Shinhan Bank and Chohung Bank, offered to their customers deposit products that utilize Korean Won and Japanese Yen swaps to maximize the return for such customers. According to the terms of these deposit products, deposits made by customers in Korean Won are converted into Japanese Yen and repaid in Japanese Yen at maturity. The repayment amount is then converted back into Korean Won. While these deposit products typically carry a low interest rate, ranging from 0.05% to 0.30% per annum, the actual return to the customers was higher as a result of foreign exchange gains. These deposit products are attractive to customers, in particular high net worth customers, since the gains from foreign exchange were deemed not to be interest subject to income tax. However, in 2005, the Korean National Tax Service announced that foreign currency deposits disguised as derivative products would be subject to tax and tax withholding and issued a recommendation that the banks should refile its tax returns to include the unwithheld amounts. Eight of the commercial banks in Korea, who are subject to this adverse tax treatment, have announced their intention to challenge the foregoing decision by the Korean National Tax Service while complying with the Tax Service’s information requests.
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
      Beginning in September 2005, we have been subject to a tax audit by the Korean National Tax Service. In May 2006, based upon its tax audit of us and other relevant banks, the Korean National Tax Service reached a decision to impose additional taxes (including interest thereon) of W36 billion on Shinhan Bank. This decision did not include a judgment on deposits utilizing the Korean Won and Japanese Yen swaps as described above, but such judgment is expected soon. In anticipation of an adverse tax ruling against these deposit products utilizing Korean Won and Japanese Yen swaps, we have determined, on a voluntary basis, to indemnify our customers for their increased tax liability to the extent resulting from their investment in these deposit products, including any additional tax liability that our customers may have against the Korean National Tax Service for gifts tax from the benefit of this indemnity. We currently estimate that we may be subject to maximum additional tax-related liability, including the liability from the indemnity to our customers, of W85 billion as of December 31, 2005. Accordingly, we recorded a total charge to our income of W78 billion in the year ended December 31, 2005, consisting of additional tax expenses of W29 billion and provision for other losses of W49 billion. In addition, we also recorded W7 billion as deferred tax assets on our balance sheet as of December 31, 2005.

The loss of deposit accounts maintained by Korean courts with Chohung Bank may adversely affect Chohung Bank’s financial position and results of operations.
      Chohung Bank believes that it holds the largest amount of deposits made by litigants and applicants in connection with legal proceedings in Korean courts or by persons involved in disputes. Although Chohung Bank has been involved in this business for more than forty years and has acquired certain competitive advantages and entry barriers in connection therewith, no assurance can be given that Chohung Bank will be able to maintain its competitiveness in this area. The Korean Supreme Court in 1994 opened to other banks the opportunity to establish new sub-branches or branches in newly opened court houses. The Supreme Court may open up competitive bidding to the entire network of sub-branches and branches taking court deposits. If the Supreme Court decides to select a bank for court deposits at all courts through competitive bidding, there can be no assurance that Chohung Bank will be selected. Because court deposits are a low-cost source of funding and Chohung Bank had total court deposits of W4,205 billion, W4,329 billion and W5,002 billion as of December 31, 2003, 2004 and 2005, respectively, which accounted for 10.8%, 11.2% and 12.9% of total Won deposits of Chohung Bank as of the same periods, the loss of such business may adversely affect Chohung Bank’s financial condition and results of operations.

Any deterioration in the asset quality of our guarantees and acceptances will likely have a material adverse affect on our financial condition and results of operations.
      In the normal course of our banking activities, we make various commitments and incur certain contingent liabilities in the form of guarantees and acceptances. Certain guarantees issued or modified after December 31, 2002 that are not derivative contracts have been recorded on our consolidated balance sheet at their fair value at inception. Other guarantees are recorded as off-balance sheet items in the footnotes to our financial statements and those guarantees that we have confirmed to make payments on become acceptances, which are recorded on the balance sheet. We had aggregate guarantees of W5,079 billion, and acceptances of W1,879 billion as of December 31, 2005. We provide an allowance for losses with respect to guarantees and acceptances as of each balance sheet date. We provided allowances for losses of W36 billion in respect of the guarantees and W15 billion in respect of acceptances as of December 31, 2005. If we experience significant asset quality deterioration in our guarantees and acceptances exposures, no assurance can be given that such allowances will be sufficient to cover any actual losses resulting in respect of these liabilities ,or that the losses we incur on guarantees and acceptances will not be larger than those experienced on corporate loans.
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
      Shinhan Bank is considered “well-capitalized” under the Bank Act and the Financial Supervisory Commission requirements. As a result of its merger with Chohung Bank which had accumulated deficit, however, the distributable profits of Shinhan Bank (which represents retained earnings less certain reserves) decreased significantly in 2006. Accordingly, we cannot assure you that Shinhan Bank will continue to meet the criteria under the regulatory guidelines, in which case it may stop paying or reduce the amount of dividends paid to us.

We may fail to fully realize the anticipated benefits of the merger of Shinhan Bank and Chohung Bank.
      We aim to capitalize over time on the combined strengths of Shinhan Bank and Chohung Bank in terms of market share, product and service mix, customer base and cost efficiencies. Our ability to achieve these benefits, in particular following the merger of the two banks in April 2006, is subject to risks and uncertainties, some of which are beyond our control, including:

•	difficulties in operating the integrated information technology system, electronic banking systems, risk management and other systems;

•	difficulties in harmonizing the two corporate cultures;

•	difficulties in integrating the currently separate labor unions of the former Chohung Bank and Shinhan Bank; and

•	difficulties in retaining and attracting customers that overlapped between Chohung Bank and Shinhan Bank prior to the merger.

We may need to raise additional capital, and adequate financing may not be available to us on acceptable terms, or at all.
      We may seek additional capital in the near future to fund the growth of our operations, including through mergers and acquisitions, including but not limited to our targeted acquisition of LG Card, to provide financial support for our subsidiaries, including funds needed to address liquidity difficulties, to meet minimum regulatory capital adequacy ratios and to enhance our capital levels. We may not be able to obtain additional debt or equity financing, or if available, it may not be in amounts or on terms commercially acceptable to us, it may impose conditions on our ability to pay dividends or grow our business or it may impose restrictive financial covenants on us. If we are unable to obtain the funding we need, we may be unable to continue to implement our business strategy, enhance our financial products and services, take advantage of future opportunities or respond to competitive pressures, all of which could have a material adverse effect on our financial condition and results of operations.

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
      We enter into and maintain large investment positions in the fixed income markets, primarily through our treasury and investment business. We describe these activities in “Item 4. Information on the Company — Business Overview — Our Principal Activities — Treasury and Securities Investment”.” We also maintain smaller trading positions, including securities and derivative financial instruments as part of our banking operations. In each of the product and business lines in which we enter into these kinds of positions, part of our business entails making assessments about financial market conditions and trends. The revenues and profits we derive from many of our positions and related transactions are dependent on market prices. When we own assets such as debt securities, market price declines, including as a result of fluctuating market interest rates, can expose us to losses. If prices move in a way we have not anticipated, we may experience losses. Also, when markets are volatile, characterized by rapid changes in price direction, the assessments we have made may prove to lead to lower revenues or profits, or losses, on the related transactions and positions.

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
      Market downturns are likely to lead to a decline in the volume of transactions that we execute for our customers and, therefore, to a decline in our non-interest revenues. In addition, because the fees that we charge for managing our clients’ portfolios are in many cases based on the value of performance of those portfolios, a market downturn that reduces the value of our clients’ portfolios or increases the amount of withdrawals would reduce the revenues we receive from our securities brokerage, trust account management and other asset management services. Even in the absence of a market downturn, below-market performance by our securities, trust account or asset managers may result in increased withdrawals and reduced inflows, which would reduce the revenue we receive from these businesses.

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
      We rely on our information technology systems for our daily operations including billing, effecting online and offline banking transactions and record keeping. In connection with the merger of Shinhan Bank and Chohung Bank, we are currently in the process of integrating the information technology systems of the two banks and to launch an upgraded and integrated information technology platform of the new bank by October 2006. We may experience disruptions, delays or other difficulties from our information technology systems, which may have an adverse effect on our business and adversely impact our customers’ confidence in us.

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
      In April 2005, the Financial Supervisory Service found that Chohung Bank’s employees had embezzled approximately W40 billion of Chohung Bank’s funds over a period of five months. Chohung Bank recovered approximately W4 billion of the embezzled fund. As a remedial measure, the Financial Supervisory Service issued a warning to Chohung Bank as well as its president and the statutory auditor for supervisory negligence and ordered Chohung Bank to sign a memorandum of understanding to improve its internal controls and took several remedial measures, including increasing staffing at our back office, strengthening periodic monitoring and improving internal control procedures related to fund transfer documentation.
      In addition, during a periodic audit in November 2005, the Financial Supervisory Service discovered that one of Chohung Bank’s employees, in collaboration with an employee of Kookmin Bank, issued counterfeit certificates of deposits in the course of embezzling over a period of seven months an aggregate of approximately W445 billion of customer funds deposited at the two banks, of which amount W20 billion was deposited with Chohung Bank. The Financial Supervisory Service suspended for three months the operation of the branches of the two banks directly involved with the incident and issued warnings against the presidents and statutory auditors of Chohung Bank and Kookmin Bank (including a “disciplinary warning” against the president of Chohung Bank) for negligent supervision. In response to this incident, Chohung Bank took several remedial measures to strengthen compliance procedures and improve the execution of the existing internal control systems.
      No assurance can be given, however, that these remedial measures would be sufficient to prevent similar or more adverse operational risks from materializing.
Risks Relating to Government Regulation and Policy

We operate in a legal and regulatory environment that is subject to change, which may have an adverse effect on our business, financial condition and results of operations.
      The legal and regulatory framework for the Korean banking industry has continued to undergo significant reforms recently. Historically, regulations of the Korean government included, among other things, establishing lending rates and deposit rates for banks. Regulations also dictated the extent of competition through restrictions on new entrants and on the growth of existing banks, including the opening of new branches. Regulatory reform of the Korean banking industry to date has removed controls on all lending rates and all deposit rates and provided for increased prudent supervision of the financial sector by the Korean government. We believe that the Korean government intends to continue to deregulate the financial sector, by allowing market forces to have a larger role in guiding the development of the industry. However, with respect to setting liquidity and capital adequacy standards, the Government has revised its regulations to implement stricter standards for commercial banks and credit card companies. We expect the regulatory environment in which we operate to continue to change. There can be no assurance that any future changes will not have an adverse effect on our business, financial condition or results of operations.
      In addition, currently different types of financing business are regulated by individual acts that relate to the type of financing business, such as the Bank Act, the Insurance Business Act, the Securities Exchange Act, the Act on Business of Operating Indirect Investment and Asset and Futures Trading Act. However, the

Korean government is preparing for a combined financial act, which will comprehensively regulate securities and futures, operation of indirect investment asset, trust and any other financing businesses other than banking and insurance businesses in order to allow investment bank type of financial organization to be established to comprehensively manage such businesses other than banking and insurance. If such regulation is enacted, competition may be fierce among existing banks, insurance companies, securities companies and other financial organizations, and may lead to significant changes in the current Korean financial market which can have an adverse effect on our business, financial conditions or results of operations.

Structural reforms in the Korean economy and its financial sector may have a substantial impact on our business.
      In response to the financial and economic downturn in Korea in 1997 and 1998, the Korean government announced and implemented a series of comprehensive policy packages to address structural weaknesses in the Korean economy and its financial sector. One of these policy packages involved mergers and restructurings of a number of banks. We expect that these comprehensive policy packages will continue to have a substantial impact on our business. The government has indicated that it may advocate further mergers or restructurings involving other commercial banks and financial institutions in the Korean financial sector. Such mergers or restructurings may create larger banks and financial institutions that may pose a competitive threat and in turn have an adverse impact on our business, financial condition and results of operations.

The Financial Supervisory Commission may impose supervisory measures if it deems us or our operating subsidiaries to be financially unsound.
      If the Financial Supervisory Commission deems our financial condition, including the financial conditions of our operating subsidiaries, to be unsound or if our operating subsidiaries or we fail to meet the applicable requisite capital ratio or the capital adequacy ratio, as the case may be, set forth under Korean law, the Financial Supervisory Commission may order, among others, at the level of the holding company or that of its subsidiary, capital increases or reductions, stock cancellations or consolidations, transfers of business, sales of assets, closures of branch offices, mergers with other financial institutions, or suspensions of a part or all of our business operations. If any of such measures is imposed on us or on our operating subsidiaries by the Financial Supervisory Commission as a result of poor financial condition or failure to comply with minimum capital adequacy requirements or for other reasons, such measures may have a material adverse effect on our business and the price of our common shares and/or American depositary shares.

The Korean government may encourage lending to and investment in certain types of borrowers in furtherance of government initiatives, and we may take this factor into account.
      The Korean government has encouraged and may in the future encourage lending to or investment in the securities of certain types of borrowers and other financial institutions in furtherance of government initiatives. The Korean government, through its regulatory bodies such as the Financial Supervisory Commission, has in the past announced lending policies to encourage Korean banks and financial institutions to lend to or invest in particular industries or customer segments, and, in certain cases, has provided lower cost funding through loans made by the Bank of Korea for further lending to specific customer segments, such as the small- and medium-sized enterprises. The Korean government has in this manner encouraged commercial banks to step in to provide credit card companies with additional liquidity. While all loans or securities investments will be reviewed in accordance with our credit review policies or internal investment guidelines and regulations, we, on a voluntary basis, may factor the existence of such policies and encouragements into consideration in making loans or securities investments. However, the ultimate decision whether to make loans or securities investments remains with us and is made based on our credit approval procedures and our risk management system, independently of government policies.

Risks Relating to Korea and the Global Economy

Unfavorable financial and economic conditions in Korea and worldwide may have a material adverse impact on our asset quality, liquidity and financial performance.
      We are incorporated in Korea, and substantially all of our operations are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. Financial turmoil in Asia in the late 1990’s adversely affected the Korean economy and in turn Korean financial institutions. In addition, investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including Korea. In addition, the economic indicators in 2003, 2004 and 2005 have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control.
      Developments that could hurt Korea’s economy in the future include, among other things:

•	failure of restructuring of chaebols and accounting irregularities of and regulatory proceedings against chaebols, together with its negative effect on the Korean financial markets and on the small- and medium-sized enterprises market;

•	failure of restructuring of large troubled companies, including LG Card and other troubled credit card companies and financial institutions;

•	volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including continued weakness of the U.S. dollar and/or the appreciation of the Korean Won against foreign currencies), interest rates and stock markets;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•	adverse developments in the economies of countries to which Korea exports goods and services (such as the United States, China and Japan), or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;

•	the continued emergence of China, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and relocation of the manufacturing base from Korea to China);

•	social and labor unrest or declining consumer confidence or spending resulting from lay-offs, increasing unemployment and lower levels of income;

•	uncertainty and volatility in real estate prices arising, in part, from the Korean government’s policy-driven tax and other regulatory measures;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that together could lead to an increased government budget deficit;

•	political uncertainty or increasing strife among or within political parties in Korea, including as a result of the increasing polarization of the positions of the ruling progressive party and the conservative opposition; and

•	a deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy.
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
      Relations between Korea and North Korea have been tense over most of Korea’s history. The level of tension between the two Koreas has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea and increasing hostility between North Korea and the United States. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency, and has reportedly resumed activity at its Yongbyon power plant. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, demanding that the United States sign a non-aggression pact as a condition to North Korea dismantling its nuclear program. In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held multilateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program. While the talks concluded without resolution, participants in the August meeting indicated that further negotiations may take place in the future and, in February 2004, six party talks resumed in China. In June 2004, the third round of the six-party talks resumed in China, which ended with an agreement by the parties to hold further talks by the end of September 2004, which failed to take place as planned. In February 2005, North Korea declared that it had developed and was in possession of nuclear weapons. It also announced its indefinite withdrawal from further six-party talks. However, in July 2005, fourth round of six-party talks resumed and concluded in September 2005 at which time a joint statement was released that reaffirmed the parties’ commitment to peace and stability in the Korean peninsula. Soon thereafter, a fifth round of six-party talks concluded in November 2005. However, prior to the next six-party talks, the U.S. accused North Korea of money laundering activities through Banco Delta Asia in Macau and producing and distributing counterfeit U.S. dollars. The U.S. pressured Banco Delta Asia to abandon its ties with North Korea. In May 2006, it was reported that the Korea Energy Development Organization (“KEDO”) project designed to replace North Korea’s existing nuclear power facilities with a light water reactor would be terminated. These events led to another stalemate in the negotiations with North Korea, which is still continuing. Any further increase in tensions, resulting for example from a break-down in contacts or an outbreak in military hostilities, could hurt our business, results of operations and financial condition and could lead to a decline in the price of our common stock and our American depositary shares.

Korea’s new legislation allowing class action suits related to securities transactions may expose us to additional litigation risk.
      Effective January 1, 2005, a new law enacted on January 20, 2004 allows class action suits to be brought by shareholders of companies listed on the Korea Exchange, including ours, for losses incurred in connection with the purchase and sale of securities and other securities transactions arising from (i) false or inaccurate statements provided in registration statements, prospectuses, business reports and audit reports; (ii) insider trading and (iii) market manipulation. In March 2005, this law was amended to provide for a grace period for class action suits based on (i) of the above in order to afford the companies an opportunity to correct any prior false or inaccurate statements until the release of their audited financial statements for the fiscal year ended December 31, 2006. During this grace period, companies will be immune from any class action suits arising from (i) of the above. The new law permits 50 or more shareholders who collectively hold 0.01% or more of the shares of a company at the time when the cause of such damages occurred to bring a class action suit against, among others, the issuer and its directors and officers. It is uncertain how the courts will apply this law, however, as this law has been enacted only recently. Litigation can be time-consuming and expensive to resolve, and can divert valuable management time and attention from the operation of a business. We are not aware of any basis for such suit being brought against us, nor, to our knowledge, are there any such suits pending or threatened. Any such litigation brought against us could have a material adverse effect on our business, financial condition and results of operations.

Labor unrest may adversely affect the Korean economy and our operations.
      During 1998 and 1999, there were large-scale protests and labor strikes in Korea. In July 2000, the Korean Financial Industry Union, which represents the employees of over 30 financial institutions, urged its members to participate in a strike to express their opposition to mergers of the banks and the possibility of further layoffs, when the Korean government announced its plan to implement the second phase of restructuring the Republic’s banks, including the promulgation of a law which allows the formation of financial holding companies. The strike subsequently was cancelled after the Korean government and the union leaders reached an agreement under which the Korean government would not require mandatory bank mergers. Any future labor unrest could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could affect the financial conditions of Korean companies in general, depressing the prices of securities on the Korea Exchange, the value of unlisted securities and the value of the Won relative to other currencies. Such developments would likely have an adverse effect on our financial condition, results of operations and capital adequacy.
      Our acquisition of Chohung Bank faced opposition from the labor union of Chohung Bank, which engaged in a strike in mid-June 2003, which interrupted Chohung Bank’s operations for five days and caused temporary liquidity problems, until the union entered into an understanding with our management to cooperate. Following execution of the acquisition agreements, the labor union of Chohung Bank opposed the selection of Chohung Bank’s new CEO, who was a former executive of Chohung Bank, and attempted to prevent the recommendation committee for the CEO of Chohung Bank from meeting to approve the appointment. Subsequently, the labor union withdrew their objection. Following the merger of Shinhan Bank and Chohung Bank on April 3, 2006, the labor union of the former Chohung Bank continues to exist in addition to the labor union of Shinhan Bank. Currently, there is no deadline for integrating the two unions. Disagreements between the labor union of the former Chohung Bank on the one hand and the labor union of Shinhan Bank or our management on the other regarding the process and direction of the integration following the merger of Shinhan Bank and Chohung Bank or the integration of the two unions and actions taken to delay or disrupt the process could have a material adverse effect on our ability to realize the anticipated benefits of the merger of Shinhan Bank and Chohung Bank and have an adverse effect on our combined results of operations and the price of our common shares or American depositary shares.
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
      Korea Deposit Insurance Corporation owns 22,360,301 shares of our Redeemable Convertible Preferred Stock representing 6.22% of the total issued shares (or 5.86% of the total issued shares on a fully diluted basis)

of our common stock. Korea Deposit Insurance Corporation is entitled to convert such shares into our common stock beginning in August 2006. Following the conversion of the Redeemable Convertible Preferred Shares owned by Korea Deposit Insurance Corporation in April 2006, 90.0% of which was purchased by BNP Paribas and the remaining 10.0% was sold in the market, BNP Paribas currently owns approximately 9.38% of our total issued shares (or 8.83% of our total issued shares on a fully diluted basis after taking into account 22,360,301 shares of the Redeemable Convertible Preferred Shares currently owned by Korea Deposit Insurance Corporation). Currently, we do not know when, how, or what percentage of, our Redeemable Convertible Preferred Shares will be converted by Korea Deposit Insurance Corporation and when, how or what percentage of our shares Korea Deposit Insurance Corporation will dispose of upon conversion or BNP Paribas will dispose of our shares, or to whom such shares will be sold. As a result, we cannot currently predict the impact of such sales on us.

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
      Under the Financial Holding Companies Act, any single shareholder (together with certain persons in a special relationship with such shareholder) may acquire beneficial ownership of up to 10% of the total issued and outstanding shares with voting rights of a bank holding company controlling national banks such as us. In addition, any person, except for a “non-financial business group company” (as defined below), may acquire in excess of 10% of the total voting shares issued and outstanding of a financial holding company which controls a national bank, provided that a prior approval from the Financial Supervisory Commission is obtained each time such person’s aggregate holdings exceed 10% (or 15% in the case of a financial holding company controlling regional banks only), 25% or 33% of the total voting shares issued and outstanding of such financial holding company. The Korean government and the Korea Deposit Insurance Corporation are exempt from this limit. Furthermore, certain non-financial business group companies (i.e., (i) any same shareholder group with aggregate net assets of all non-financial business companies belonging to such group of not less than 25% of the aggregate net assets of all members of such group; (ii) any same shareholder group with aggregate assets of all non-financial business companies belonging to such group of not less than W2 trillion; or (iii) any mutual fund in which a same shareholder group identified in (i) or (ii) above owns more than 4% of the total shares issued and outstanding of such mutual fund) may not acquire beneficial ownership in us in excess of 4% of our outstanding voting shares, provided that such non-financial business group companies may acquire beneficial ownership of up to 10% of our outstanding voting shares with the approval of the Financial Supervisory Commission under the condition that such non-financial business group companies will not exercise voting rights in respect of such shares in excess of the 4% limit. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Restriction on Financial Holding Company Ownership”. To the extent that the total number of shares of our common stock that you and your affiliates own together exceeds these limits, you will not be entitled to exercise the voting rights for the excess shares, and the Financial Supervisory Commission may order you to dispose of the excess shares within a period of up to six months. Failure to comply with such an order would result in a fine of up to W50 million.

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
      We, including our subsidiaries such as Shinhan Bank and Chohung Bank, are not required to and do not prepare interim financial information on a U.S. GAAP basis. U.S. GAAP differs in significant respects from Korean GAAP, particularly with respect to the establishment of provisions and loan loss allowance and determination of the scope of consolidation. See “Item 5. Operating and Financial Review and Prospects — Selected Financial Information under Korean GAAP” and “— Reconciliation with Korean Generally Accepted Accounting Principles”. As a result, provision and allowance levels reflected under Korean GAAP in our results for the three months ended March 31, 2005 and 2006 may differ significantly from comparable figures under U.S. GAAP for these and future periods.

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
HISTORY AND DEVELOPMENT OF SHINHAN FINANCIAL GROUP
Introduction
      We are the largest financial holding company in Korea on the basis of total assets, total deposits and stockholders’ equity. We were formed in 2001 as the holding company for Shinhan Bank and related financial services companies. On August 19, 2003, we acquired 80.04% of Chohung Bank and plan to merge its operations with those of Shinhan Bank after a three-year transition period. In June 2004, we acquired the remaining 18.85% of the outstanding shares of Chohung Bank that we previously did not own through a cash tender offer followed by a small-scale share swap pursuant to Korean law. As of December 31, 2005, based on asset size published by the Financial Supervisory Commission, Shinhan Bank was the fourth largest bank in Korea, with total assets of W75,642 billion (US$74,893 million) and Chohung Bank was the sixth largest bank in Korea, with total assets of W66,610 billion (US$65,950 million). Following the merger of Shinhan Bank and Chohung Bank, the newly merged Shinhan Bank currently is the second largest bank in Korea in terms of total assets. From this expanded platform, we serve all major components of the corporate and retail banking and financial services markets. In the corporate sector, we serve the large corporate community, established and developing small- and medium- sized enterprises as well as certain small unincorporated businesses. In the retail sector, we provide mortgages and home equity finance as well as general unsecured consumer lending to retail customers ranging from high net worth customers to the mass retail market. As of December 31, 2005, prior to the split-merger of the credit card operations of Chohung Bank into Shinhan Card, Shinhan Card and Chohung Bank had credit card operations with approximately 3,467,000 and approximately 2,494,000 cardholders, respectively. Through our banking and non-banking subsidiaries, we engage in a comprehensive range of related financial services including securities brokerage, investment banking, investment trust management and insurance. We have also entered into joint ventures with BNP Paribas, our shareholder, in the areas of investment trust management and bancassurance to bring an international perspective to these operations.
      Following the merger of Shinhan Bank and Chohung Bank, we currently operate the second largest nationwide branch network in Korea with 451 branches in the Seoul and its metropolitan area, 351 branches in Kyunggi Province and six major cities in Korea and 160 branches throughout the rest of the country. As of December 31, 2005, Shinhan Bank and Chohung Bank combined (not taking into account overlap in customers) had over 266,000 corporate deposit customers and over 15.5 million retail deposit customers with an aggregate average deposit of W86,421 billion. This combined customer base provides us with a large, stable and cost effective core funding base, and access to an established corporate and retail customer base to whom we can market the full range of our financial products and services.
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
      Shinhan Bank and Shinhan Securities were previously listed on the Korea Stock Exchange and Shinhan Capital was previously registered with Korea Securities Dealers Association Automated Quotation, or KOSDAQ, whereas Shinhan Investment Trust Management was privately held. On September 10, 2001, we listed the common stock of our holding company on the Korea Stock Exchange See “Item 9 — The offer and Listing — Market Price Information and Trading Market — Korea Securities Market”.

      In December 2001, we concluded an agreement with our strategic partner and our largest shareholder, the BNP Paribas Group, pursuant to which BNP Paribas purchased a 4.00% equity interest in us. In September 2003, BNP Paribas increased its equity interest in us to 4.61%. As a result of the issuance of additional shares of our common stock in connection with transactions involving our acquisition of minority shares in our subsidiaries and the additional over-the-counter acquisition by BNP Paribas of 20,124,272 shares of our common stock from Korea Deposit Insurance Corporation in April 2006, BNP Paribas is currently our largest shareholder with ownership of 9.38% of our total issued common shares (or 8.83% of our total issued shares on a fully-diluted basis after taking into account 22,360,301 shares of the Redeemable Convertible Preferred Stock currently owned by Korea Deposit Insurance Corporation).
      In April 2002 and July 2002, we acquired an aggregate of 62.4% equity stake in Jeju Bank, a regional bank incorporated in 1969 to engage in commercial banking and trust businesses.
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
      On June 4, 2002, the credit card division of Shinhan Bank was spun off and established as our wholly-owned subsidiary, Shinhan Card Co., Ltd. Effective as of April 3, 2006, the credit card division of Chohung Bank was split off and merged into Shinhan Card.
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
      On August 19, 2003, we acquired 80.04% of common shares of Chohung Bank, a nationwide commercial bank in Korea. See “— The Merger of Shinhan Bank and Chohung Bank.” In December 2003, we acquired an additional 1.11% of common shares of Chohung Bank. In June 2004, we acquired the common shares of Chohung Bank that we previously did not own, which were 135,548,285 shares, or 18.85% of total common shares of Chohung Bank outstanding as of December 31, 2003, through a cash tender offer followed by a small-scale share swap under Korean law. As a result, we own 100% of Chohung Bank as of the date hereof. The common shares of Chohung Bank were delisted from the Stock Market Division of the Korea Exchange on July 2, 2004. The merger of Shinhan Bank and Chohung Bank occurred effective as of April 3, 2006, with Chohung Bank becoming the legal surviving entity. The newly merged bank then changed its name to “Shinhan Bank.”
      In December 2005, in a series of related transactions, we acquired 100% of Shinhan Life Insurance, an insurance company, through a “small scale share exchange” mechanism provided under applicable Korean law, pursuant to which we issued 17,528,000 new shares of our common stock to the shareholders of Shinhan Life Insurance in exchange for all outstanding common stock of Shinhan Life Insurance held by them for an aggregate purchase price of W612 billion, or W15,300 per share. As part of this share exchange, Shinhan Bank exchanged 5,524,772 shares of common stock of Shinhan Life Insurance previously held by it into 2,420,955 shares of our common stock and Good Morning Shinhan Securities exchanged 464,800 shares of common stock of Shinhan Life Insurance previously held by it into 203,675 shares of our common stock. Similarly, as part of this transaction, Shinhan Life Insurance also exchanged 9,000 shares of its common stock, which Shinhan Life Insurance acquired as a result of the exercise of appraisal rights by dissenting shareholders of Shinhan Life Insurance, into 3,943 shares of our common stock. All of such shares of our common stock received by Shinhan Life Insurance were sold in the market on December 29, 2005. As of December 31, 2005, we had 11,610,197 treasury shares of our common stock, which were held by Chohung Bank, Shinhan Bank and Good Morning Shinhan Securities. Of such treasury shares, 1,708,050 shares were granted to the employees of the newly merged Shinhan Bank in April 2006 and 916,580 shares were sold in the market in June 2006. As of the date hereof, 8,985,567 treasury shares of our common stock are held by Shinhan Bank which must be disposed of by June 2007 in accordance with the Financial Holding Company Act of Korea. Under the Financial Holding Company Act of Korea, the voting rights on our treasury shares are subject to certain restrictions and the treasury shares must be sold within six months of acquisition with certain exceptions.
      We also own the following subsidiaries that were subsidiaries of Chohung Bank and whose names were changed as of April 3, 2006, the date of the merger of Shinhan Bank and Chohung Bank.
      SH Asset Management, previously known as Chohung Investment Trust Management Co., Ltd., was established in 1988 and engages in investment management services. In 1997, the company changed its name from Chohung Investment Management Co., Ltd. to Chohung Investment Trust Management Co., Ltd. and, on April 3, 2006, to SH Asset Management Co., Ltd. As of December 31, 2005, its capital stock amounted to W45 billion of which Chohung Bank owned 79.77%.
      Shinhan Asia Limited, formerly known as Chohung Finance Ltd., is engaged in various merchant banking activities in Hong Kong. As of December 31, 2005, its capital stock amounted to US$15 million, of which Shinhan Bank owns 99.99%.
      Shinhan Bank America was formerly known as CHB America Bank, a wholly-owned subsidiary of Chohung Bank in the United States. On April 3, 2006, it became a wholly-owned subsidiary of Shinhan Bank in connection with the merger of Shinhan Bank and Chohung Bank. It offers full banking services to Korean residents in New York and in California. As of December 31, 2005, CHB America Bank’s capital stock amounted to US$14 million.
      Shinhan Bank Europe GmbH, formerly known as Chohung Bank (Deutschland) GmbH was established in 1994 as a wholly-owned subsidiary of Chohung Bank in Germany. On April 3, 2006, it became a wholly-owned subsidiary of Shinhan Bank. As of December 31, 2005, its capital stock amounted to EUR 15,339 thousand.
      Shinhan Vina Bank, formerly known as Chohung Vina Bank, was established in November 2000 as a joint venture between Chohung Bank and Vietcom Bank, and engages in banking activities in Vietnam. Its capital stock as of December 31, 2005 was US$20 million, of which Shinhan Bank currently owns 50%.
      In December 2004, we established Shinhan Private Equity Inc. as our wholly-owned subsidiary with initial paid-in-capital of W10 billion. In August 2005, Shinhan Private Equity established Shinhan NPS PEF 1st as its subsidiary. Shinhan Private Equity owns 5% and Shinhan Financial Group owns 36.7% of Shinhan NPS PEF 1st.
      On November 24, 2005, we liquidated e-Shinhan, which provides Internet-based financial services, in order to improve efficiency by focusing our resources on our growing non-banking operations.

      As of the date hereof, we have eleven direct and nine indirect subsidiaries. The following diagram shows our organization structure as of the date hereof:
      With the exception of Shinhan Finance Limited and Shinhan Asia Limited, which are incorporated in Hong Kong, Shinhan Bank America and Good Morning Shinhan Securities USA Inc., which are incorporated in the United States, Good Morning Shinhan Securities Europe Ltd., which is incorporated in London, United Kingdom, Shinhan Bank Europe GmbH which is incorporated in Germany, and Shinhan Vina Bank, which is incorporated in Vietnam, all of our other subsidiaries are incorporated in Korea.
      Our legal name is Shinhan Financial Group Co., Ltd. and commercial name is Shinhan Financial Group. Our registered office and principal executive offices are located at 120, 2-Ga, Taepyung-Ro, Jung-gu, Seoul 100-102, Korea. Our telephone number is 82-2-6360-3000. Our agent in the United States, Shinhan Bank, New York branch, is located at 32nd Floor, 800 Third Avenue, New York, NY 10022, U.S.A. Our agent’s telephone number is (212) 371-8000.
Our Strategy
      Since our holding company establishment in 2001, we have actively realigned our market position in an ever-changing environment of the Korean banking and financial industry. In particular, with our acquisition of Chohung Bank in 2003, we have emerged as the second largest financial institution in terms of assets and distribution network in Korea. With the acquisition of Chohung Bank, we currently believe that we have completed our reconfiguration of our corporate structure in the area of commercial banking.
      Our vision is to enhance shareholder value by securing a solid position as the leading provider of total financial solutions in Korea by achieving global standards in corporate governance, operational efficiencies and integration of process and services. To this end, we are focusing, in the medium-term, on the successful completion of the integration of our banking operations to create total financial solutions by providing a full range of financial products and services to meet the needs of both corporate and retail customers. To achieve this vision, we are implementing and will continue to implement the following strategies:
      Creating synergies within our holding company structure. Since our reconfiguration into a holding company structure in 2001, we have focused on achieving synergy through cross-selling of products and services. Shinhan Bank, Good Morning Shinhan Securities and Shinhan Life Insurance are assuming the roles of primary distribution channel while the rest of our non-bank subsidiaries are focusing on developing competitive products and services. Examples of our principal products for cross-selling in the retail segment include bancassurance, credit cards, beneficiary certificates and “Financial Network Accounts”, which are integrated accounts for banking, brokerage and insurance services. In the corporate segment, Good Morning Shinhan Securities provide to corporate customers of Shinhan Bank financial services including underwriting of initial public offerings, asset securitization, M&A advisory and issuance of debt or equity securities.

      Enhancing the core competency of our operating subsidiaries. In order to provide the highest quality products and services from each of our banking and financial businesses, we intend to focus on enhancing the core competency of each of our operating subsidiaries by taking the following initiatives:

•	in commercial banking, we have sought to achieve economies of scale by acquiring Chohung Bank, enabling us to, among other things, capitalize on greater mass market penetration and large corporate portfolio as a complement to Shinhan Bank’s greater emphasis on small-and medium-sized enterprises and high net worth individuals.

•	in securities brokerage services, we have sought to achieve economies of scale and enhance brand image through our acquisition of Good Morning Securities.

•	in credit cards, we have focused on and will continue to focus on improved credit initiation through higher credit scoring requirements, risk management through continued credit scoring reviews and improved collection results through coordinated call centers and increased collection staff, as well as enhanced marketing. Upon the merger of Shinhan Bank and Chohung Bank in April 2006, we split off the credit card services division of Chohung Bank and merged it into Shinhan Card. Following such split-merger, Shinhan Card is expected to have W4 trillion in assets, W25 trillion in total credit card use (excluding corporate cards) and 5.9 million customers. In terms of the amount of the total credit card use, Shinhan Card currently ranks fourth among credit card service providers (including banks) following the split-merger. In addition, as opportunity arises, we may pursue growth through acquisitions, including the acquisition of LG Card that we are currently targeting.

•	in insurance, we have sought to achieve economies of scale by acquiring Shinhan Life Insurance in December 2005 in addition to SH&C Life Insurance, which joined the group in 2002, enabling the development and distribution of more diversified insurance products and services to meet the growing needs of our customers.

•	in areas where we lack core competency as compared to the leading global financial institutions, we will continue to expand our relationships through affiliations and business cooperation with world class financial institutions such as BNP Paribas and Macquarie.
      Establishing and Consolidating the One Portal Network. In order to provide total financial solutions to our customers on a real-time basis, we are continuing to develop our one portal network. The one portal network refers to the ability of a corporate or retail customer to have access to our total financial solutions through any single point of contact with our group. In furtherance of this strategy, we have been implementing and will continue to implement the following initiatives:

•	integrating our physical and online distribution channels to offer products and services developed by all of our operating subsidiaries and businesses, including as follows:

•	making banking, securities brokerage, insurance and other services available at each branch;

•	enabling online cross access between commercial banking and our online securities brokerage service; and

•	integrating the customer service call centers for our commercial banking, credit card and securities brokerages services.

•	focusing on retail and corporate customers with total financial solutions designed to meet their respective needs and utilizing specialized branches to provide convenient access and trained employees to offer and provide relevant products and services, including as follows:

•	in retail banking, utilizing private banking centers to provide high net worth customers convenient access to total financial solutions that link banking to brokerage services, asset management and insurance; as well as penetrating the mass market penetration by enhancing brand and customer loyalty through focus on cross selling of products and strengthened customer relationship management;

•	in corporate banking, expanding and enhancing the capabilities of our large corporate and small-and medium-sized enterprises specialist branch network and leveraging our increased large corporate customer base to provide total financial solutions that combine banking and non-banking financial products, such as asset backed securities, structured finance, M&A advice; syndication and equity derivatives, acting more as a financial advisor for larger, well established small-and-medium-sized enterprises by providing underwriting, rights offerings and offering related investment banking services in addition to lending, deposit and foreign exchange products and services and focusing on investment in corporate debt securities and initial public offerings for smaller businesses;

•	developing and promoting integrated financial products customized to meet the needs and demands of our customer segments, such as Financial Network Accounts that combine banking services and securities brokerage services or that combine credit card services and securities brokerage services and Safe Loans that combine banking services and insurance services.

•	enhancing customer loyalty by offering an “All Plus Points System” that combines customers’ banking, securities and credit card activities in a single report from which certain customer benefits are awarded.

•	developing joint products and services and joint sales support and enhancing cross-selling by sharing customer information through integrated data-warehousing and customer relationship management systems.
      Achieving Cost Efficiency from our Holding Company Structure. We intend to achieve cost efficiency and to achieve maximum benefit from our holding company structure by:

•	preventing overlapping investments in solution development, information technology related investments, new investments in distribution channels, hiring and training of employees; and

•	identifying and realizing synergies such as combined information technology systems, call centers and shared customer services, distribution channels and new products and services;
      Introducing a Performance-based Culture. In order to promote a customer oriented group culture, we intend to measure and reward employee performance in relation to the level of customer satisfaction reflected in customer response to our products and services, including products and services offered as part of our cross-selling efforts, and the quality of the assets and revenues generated.

THE MERGER OF SHINHAN BANK AND CHOHUNG BANK
History of Our Acquisition of Chohung Bank
      Through the acquisition of Chohung Bank, our Board of Directors sought primarily to achieve greater scale and market share, and secure stronger distribution channels to fulfill the advantages of our holding company model. Prior to the acquisition, Shinhan Bank was the fifth largest bank in Korea in terms of assets as of December 31, 2002. The acquisition of Chohung Bank placed us second in terms of assets. With these substantially enhanced resources, we constitute a broad-based nationwide financial services platform that enjoys a leadership position in the retail, corporate and small- and medium-sized enterprise banking sectors, as well as enhances our position in related financial services segments, including credit card, securities brokerage and investment trust management services. The acquisition has also enhanced our ability to optimize funding costs with a larger core deposit base and greater leverage in product sourcing. Through the acquisition, our Board of Directors also sought over time to benefit from synergies associated with combining and integrating the resources of Shinhan Bank and Chohung Bank, including combined information technology platforms, branch specialization, banking product and service development and the expansion and development of related financial services such as bancassurance and investment banking.
      On August 19, 2003, we acquired 543,570,144 shares of common stock of Chohung Bank from Korea Deposit Insurance Corporation, which shares represent 80.04% of the outstanding shares of Chohung Bank. Korea Deposit Insurance Corporation had acquired the Chohung Bank shares in connection with a capital injection in 1999 during the Korean financial crisis. Our acquisition of these shares of Chohung Bank was the culmination of a lengthy process pursuant to which we were selected as the preferred bidder in January 2003 following which we entered into negotiations with Korea Deposit Insurance Corporation over a six-month period with respect to the price and terms of the acquisition.
      The definitive terms of the acquisition were reflected in the Stock Purchase Agreement and the Investment Agreement, each dated July 9, 2003. The purchase price for the Chohung Bank shares consisted of (i) a maximum cash amount of W1,718,800,548,296, of which W900,000,000,000 was paid at the closing, with the W652,284,172,800 being due two years after the closing, subject to reduction if certain loan portfolio quality conditions existing as of December 31, 2002 under Korean GAAP are not maintained, and W166,516,375,496 being due two years after the closing, subject to reductions relating to the accuracy of representations and warranties contained in the Stock Purchase Agreement, (ii) 46,583,961 shares of our Redeemable Preferred Stock and (iii) 44,720,603 shares of our Redeemable Convertible Preferred Stock convertible into 12.28% of our common shares as of December 31, 2004. For the terms of these preferred stocks, see “Item 10. Additional Information — Articles of Incorporation — Description of Capital Stock — Description of Redeemable Preferred Stock”.
      The loan portfolio quality adjustment to the cash portion of the acquisition price referred to above was based on the Korean GAAP performance of Chohung Bank’s portfolios of certain large corporate loans, including corporate loans sold with recourse to the Korea Asset Management Corporation, and credit card loans. Any loan loss provisions, net charge-offs or other losses or costs associated with such adjustments and with adjustments associated with accuracy of representations and warranties referred to above were reflected in the ordinary course on our consolidated income statement prepared under Korean GAAP. Any cash payments made when the amounts payable to Korea Depository Insurance Corporation can be estimated with reasonable certainty will be reflected on our consolidated balance sheet as additional goodwill from the acquisition. As of December 31, 2005, we recorded liabilities of W20,461,370,553 on the consolidated balance sheet which increased goodwill by the same amount.
      W166,516,375,496, which was due two years after the closing subject to adjustments associated with accuracy of representations and warranties referred to above, was paid in 2005 and an adjustment in the corresponding amount was made to the goodwill in 2004. As for W652,284,172,800 due two years after the closing subject to reduction if certain loan portfolio quality conditions existing as of December 31, 2002 under Korean GAAP were not maintained, W220,713,909,507 was determined to be the final amount payable. Of this amount, W200,252,538,954 was paid in 2005 and W20,461,370,553 was paid in 2006, and a corresponding amount was added to the goodwill in 2005. The earnout amount will be determined following the adjustment period for the fiscal year 2006.
      The Stock Purchase Agreement also provided for the resignation of the board of directors and officers of Chohung Bank and the election of persons specified by us, all of which has taken place and a new management and board of directors of Chohung Bank were formed. Pursuant to the terms of the Investment Agreement, so long as Korea Deposit Insurance Corporation holds 4.0% or more of the outstanding shares of our common stock resulting from conversion of our Redeemable Convertible Preferred Stock, Korea Deposit Insurance Corporation has the right to nominate one outside director. In March 2006, Korea Deposit Insurance Corporation exercised this right and appointed Myoung Soo Choi as our outside director. In addition, we have the right to exercise all voting rights that Korea Deposit Insurance Corporation may have with respect to the enfranchised Redeemable Preferred Stock and our Redeemable Convertible Preferred Stock as well as our common shares issuable to Korea Deposit Insurance Corporation upon conversion of our Redeemable Convertible Preferred Stock provided that, so long as Korea Deposit Insurance Corporation owns more than 4.0% of our outstanding shares of common stock resulting from conversion of the shares of our Redeemable Convertible Preferred Stock, we are required to obtain the consent of Korea Deposit Insurance Corporation prior to voting on the following matters: (i) any matters which require a special resolution or unanimous resolution of the shareholders under the Korean Commercial Code; (ii) approval of any dividend payment on our common shares; and (iii) appointment or dismissal of any outside director nominated by Korea Deposit Insurance Corporation.
      Pursuant to the terms of the Investment Agreement, we are required to obtain the consent of the Korea Deposit Insurance Corporation, to the extent permitted under applicable law, in order to declare dividends on our common shares in excess of W750, if our net income under Korean GAAP is below W800 billion in any given fiscal year while any share of our Redeemable Preferred Stock and Redeemable Convertible Preferred Stock is outstanding.
      In December 2003, our ownership of Chohung Bank increased to 81.15% following our additional capital injection of W200 billion into Chohung Bank. In June 2004, we acquired the common shares of Chohung Bank that we previously did not own, which were 135,548,285 shares, or 18.85% of total common shares of Chohung Bank outstanding as of December 31, 2003, through a cash tender offer followed by a small-scale share swap under Korean law. We delisted the common shares of Chohung Bank from the Korea Exchange on July 2, 2004. In April 2006, we consummated the merger of Shinhan Bank and Chohung Bank as further described below in “— The Merger of Shinhan Bank and Chohung Bank.”
The Merger of Shinhan Bank and Chohung Bank
      To provide integration leadership during the initial phases of the integration, in September 2003, a joint management committee was established consisting of the CEO and the responsible Senior Executive Vice President at our holding company level, the CEOs and the responsible Senior Executive Vice Presidents of both Shinhan Bank and Chohung Bank and other members of our senior management, including those of our other subsidiaries as appropriate from time to time. Under the supervision of this joint management committee, and upon outside consulting, including review of global best practice to improve fairness and objectivity in our decision-making process, the merger of Shinhan Bank and Chohung Bank was implemented through two group-wide initiatives called “One Bank” and “New Bank” projects.
      The “One Bank” initiative focused on achieving near-term synergies and operational efficiencies in advance of the physical and systems integration, such as in the areas of sharing retail distribution channels, joint proposals and credit policies for large-scale loans and joint investor relations and public relations. The day-to-day implementation of the “One Bank” initiative was handled by a joint work group established with working level employees participating from the holding company, Shinhan Bank and Chohung Bank, further broken down into task force teams and smaller work groups depending on the various areas of integration.
      The “New Bank” initiative focused more on longer-term integration and upgrading of the merged bank’s services platform. The areas of focus include upgrading retail service models, establishing the one portal channel network, business process reengineering, developing an integrated credit risk management system and upgrading our information technology systems. The day-to-day implementation is being handled by six upgrade project teams.
      After both banks had substantially completed the implementation of these integration initiatives, on December 30, 2005, the respective board of directors of the two banks approved the terms of the merger (the “Merger”) as set out in the Merger Agreement by and between Chohung Bank and Shinhan Bank dated December 30, 2005 (“the Merger Agreement”). The board of directors of Chohung Bank also approved the terms of the spin-off of its credit card business and the merger of this business into Shinhan Card (the “Split-Merger”). For purposes of the Split Merger, Chohung Bank and Shinhan Card entered into a Split-Merger Agreement on December 30, 2005 (the “Split-Merger Agreement”). The respective meetings of the shareholders of Shinhan Bank and Chohung Bank were held on February 15, 2006 to approve the Merger and, in the case of Chohung Bank, also the Split-Merger. The creditor protection procedures under the Act on the Structural Improvement of the Financial Industry commenced on February 17, 2006 and terminated on February 27, 2006. The Merger and the Split Merger were approved by the Financial Supervisory Commission of Korea.
      Pursuant to the terms of the Merger Agreement, effective on April 3, 2006, Shinhan Bank was merged into Chohung Bank with Chohung Bank being the surviving legal entity. In connection with the Merger, each share of common stock of Shinhan Bank was exchanged for 3.867799182 shares of common stock of Chohung Bank. Immediately after the Merger, Chohung Bank changed its name to “Shinhan Bank”.
      Pursuant to the terms of the Split-Merger Agreement, effective on April 3, 2006, Chohung Bank’s credit card business was spun-off and merged into Shinhan Card. In connection with the Split-Merger, 41,207,856 shares of common stock of Shinhan Card were issued to us in exchange for 42,008,463 shares of common stock of Chohung Bank and Shinhan Card assumed assets amounting to W1,967 billion, together with certain liabilities amounting to W1,797 billion relating to the credit card business of Chohung Bank. As a result of the Split-Merger, 42,008,463 shares of common stock of Chohung Bank were retired, resulting in a reduction in its shareholders’ equity of approximately W210 billion.
      The integration and merger of Shinhan Bank and Chohung Bank is subject to risks, uncertainties and difficulties. The newly merged Shinhan Bank may fail to consummate the integration of the two banks as currently contemplated or may not be able to achieve the intended benefits of the merger and integration at a level desired by us. See “Risk Factors — Risks Relating to our Acquisition and Integration of Chohung Bank”.
Relationship with the Labor Unions
      Our acquisition of Chohung Bank encountered opposition from both the labor union and the senior management of Chohung Bank during the stages of negotiation. Beginning in mid-June 2003, the labor union of Chohung Bank undertook actions, including a strike, opposing our acquisition of Chohung Bank. In connection with the finalization of the Stock Purchase Agreement, our management, together with the managements of Korea Deposit Insurance Corporation and Chohung Bank, reached a written understanding with the labor union of Chohung Bank. Labor related issues relating to Chohung Bank will be resolved through consultation. The understanding contemplated that a merger of Shinhan Bank and Chohung Bank may take place three years after the closing and that during the transition period (i) the chief executive officer of Chohung Bank will be drawn from a pool of candidates with backgrounds at Chohung Bank and will, as such, manage Chohung Bank within the holding company structure, (ii) Chohung Bank and Shinhan Bank will have equal representation on the integration committee to be established two years after the acquisition and equal representation as senior executive officers of Shinhan Financial Group, and (iii) forcible lay-offs will not take place, employee compensation will be harmonized and seniority will be discussed. Upon completion of the merger, employee redundancy policy will be retained and, where feasible, branch redundancies will be avoided. This understanding was broadly consistent with our strategy and timetable for combining the resources of the two banks and was designed to enhance the support and cooperation of Chohung Bank’s employees in the process. Neither of the labor unions of the two banks objected to the Merger or the Split Merger and, to date, we have not experience any significant difficulties in our relationships with the respective labor unions of Shinhan Bank and Chohung Bank since our acquisition of Chohung Bank, including in connection with the Merger. We expect the newly merged Shinhan Bank to retain two labor unions for the foreseeable future.
Liquidity and Capital Resources
      As consideration for our purchase of Chohung Bank shares, at closing, we (i) paid to Korea Deposit Insurance Corporation cash of W900 billion, (ii) issued to Korea Deposit Insurance Corporation 46,583,961 shares of our Redeemable Preferred Stock, with a redemption price of W842,517,518,646 and (iii) issued to Korea Deposit Insurance Corporation 44,720,603 shares of our Redeemable Convertible Preferred Stock convertible into our shares of common stock with a redemption price of W808,816,825,858. In August 2003, we raised W900 billion in cash through the issuance of 6,000,000 shares of Redeemable Preferred Stock, all of which were sold in the domestic fixed-income market through Strider Securitization Specialty Co., Ltd., a special purpose vehicle. These redeemable preferred shares have terms that are different from the preferred shares issued to Korea Deposit Insurance Corporation. We are required to redeem these preferred shares issued to the special purpose vehicle in three installments in 2006, 2008 and 2010.
      Pursuant to the terms of our Redeemable Preferred Stock issued to Korea Deposit Insurance Corporation, we are required to redeem such shares in five equal annual installments commencing three years from the date of issuance and, pursuant to the terms of our Redeemable Convertible Preferred Stock, we are required to redeem the full amount of such shares outstanding five years from the date of issuance to the extent not converted into our common shares. Each share of the Redeemable Convertible Preferred Stock is convertible into one share of our common stock. The dividend ratios on our Redeemable Preferred Stock and Redeemable Convertible Preferred Stock are 4.04% and 2.02%, respectively. See “Item 10. Additional Information — Articles of Incorporation — Description of Capital Stock — Description of Redeemable Preferred Stock”.
      The following table sets forth the contractual scheduled maturities by type of preferred stock issued by us in connection with our acquisition of Chohung Bank.

	Due August

	2006		2007		2008		2009		2010		Total

	(In millions of Won)
Redeemable preferred stock issued to KDIC	W	168,503	W	168,503	W	168,504	W	168,504	W	168,504	W	842,518
Redeemable preferred stock issued in the market through a special purpose vehicle		525,000		—		365,000		—		10,000		900,000
Redeemable convertible preferred Stock(1)		—		—		404,408		—		—		404,408

Total	W	693,503	W	168,503	W	937,912	W	168,504	W	178,504	W	2,146,926

Note:

(1)	In November 2005, Korea Deposit Insurance Corporation (“KDIC”) converted 22,360,302 shares of Redeemable Convertible Preferred Stock into 22,360,302 shares of our common stock, representing 6.22% of the total issued shares (or 5.86% of the total issued shares on a fully diluted basis) of our common stock. The figures herein assumes no further conversion of the Redeemable Convertible Preferred Stock into our common stock.
      Pursuant to laws and regulations in Korea, we may redeem our preferred stock to the extent of our retained earnings of the previous fiscal year, net of certain reserves as determined under Korean GAAP. At this time, we expect that cash from our future operations should be adequate to provide us with sufficient capital resources to enable us to redeem our preferred stock pursuant to the scheduled maturities as described in the table above. In the event there is a short-term shortage of liquidity to make the required cash payments for redemption as a result of, among other things, failure to receive dividend payments from our operating subsidiaries on time or as a result of significant expenditures resulting from future acquisitions, we plan to raise cash liquidity through the issuance of long-term debt in the Korean fixed-income market in advance of the scheduled maturity on our preferred stock. To the extent we need to obtain additional liquidity, we plan to do so through the issuance of long-term debt and the use of our other secondary funding sources. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”.
      As consideration for our acquisition of Chohung Bank, in August 2003, we issued to the Korea Deposit Insurance Corporation (i) 46,583,961 shares of our Redeemable Preferred Stock, with an aggregate redemption price of W842,517,518,646 and (ii) 44,720,603 shares of our Redeemable Convertible Preferred Stock, with an aggregate redemption price of W808,816,825,858, which were convertible into shares of our common stock. In November 2005, Korea Deposit Insurance Corporation converted 22,360,302 shares of our Redeemable Convertible Preferred Stock into 22,360,302 shares of our common stock, representing 6.22% of our total issued shares (or 5.86% of our total issued common stock on a fully diluted basis). In April 2006, Korea Deposit Insurance Corporation sold to BNP Paribas S.A. and other institutional investors all of our common shares held by it. As of the date hereof, Korea Deposit Insurance Corporation does not hold any share of our common stock but still holds 22,360,301 shares of Redeemable Convertible Preferred Stock, representing 6.22% of the total issued shares (or 5.86% of the total issued shares on a fully diluted basis) of our common stock.
Capital Adequacy
      As of March 31, 2006, the date before the merger of Shinhan Bank and Chohung Bank, the capital adequacy ratios were 12.55 and 10.77 for Shinhan Bank and Chohung Bank, respectively. As of the same date, the Tier I ratios were 8.36 and 6.91 for Shinhan Bank and Chohung Bank, respectively.

BUSINESS OVERVIEW
      Unless otherwise specifically mentioned, the following business overview is presented on a consolidated basis under U.S. GAAP.
      In the overview of our business that follows, we provide you with information regarding our branch network and other distribution channels and a detailed look at our principal group activities.
Our Branch Network and Distribution Channels
      Through branches maintained at various levels of our subsidiaries, we offer a variety of financial services to retail and corporate customers. The following table presents the geographical distribution of our domestic branch network, according to our principal subsidiaries with branch networks, as of December 31, 2005.

						Good
	Shinhan Bank		Chohung Bank			Morning		Shinhan
						Shinhan	Shinhan	Life
	Retail	Corporate	Retail	Corporate	Jeju Bank	Securities	Card(1)	Insurance	Total

Seoul and metropolitan	162	48	189	44	1	35	5	48	532
Kyunggi Province	75	15	74	15	—	10	3	12	204
Six major cities:	48	16	78	15	1	18	5	27	208
Incheon	17	5	18	3	—	2	1	7	53
Busan	11	5	24	4	1	5	1	7	58
Kwangju	5	1	6	2	—	2	1	5	22
Taegu	6	3	13	3	—	4	1	3	33
Ulsan	4	1	7	1	—	2	—	1	16
Taejon	5	1	10	2	—	3	1	4	26

Sub-total	285	79	341	74	3	63	13	87	944
Others	28	10	107	15	29	14	3	30	236

Total	313	89	448	89	32	77	16	117	1,180

Note:

(1)	Represents sales offices focusing on attracting new customers.

Banking Branch Network
      As of December 31, 2005, Shinhan Bank had 402 branches in Korea. Shinhan Bank’s branch network is designed to focus on providing one-stop banking services tailored to one of the three customer categories: retail customers, small- and medium-sized enterprises customers and large corporate customers. Under the customer oriented branch network, branch officers operate under the sole and independent supervision of their respective division profit centers, providing one-stop banking services tailored to their respective customer groups. Of the 402 total domestic branches, three branches specialize in serving large corporations, 86 branches concentrate on small-and medium-sized enterprises and 313 branches focus on retail customers.
      As of December 31, 2005, Chohung Bank had an extensive nation-wide branch network with a total of 537 branches in Korea. With key branches located in high traffic locations such as airports, hospitals and other public facilities, we believe that the former branch network of Chohung Bank provided, and will provide following integration with Shinhan Bank, its former customers with convenience and efficiency that enabled Chohung Bank to secure a significant source of stable funding at competitive rates. Of the 537 total branches, six branches specialize in serving large corporations, 83 branches concentrate on small- and medium enterprises and 448 branches focus on retail customers.
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
      Shinhan Bank’s 162 retail branches are principally located near Seoul and its metropolitan area to target and service high net worth individuals. Chohung Bank had an extensive nationwide network of 448 retail branches covering all regions of Korea, which also offered credit card-related services in addition to conventional consumer lending.
      Chohung Bank traditionally focused on retail banking. To focus more on profitability, it developed and implemented what was referred to as “deepening customer relationship branches” or DCR branches, which had separate layouts from conventional branches and provided easier access and differentiated services to high net worth customers. As of December 31, 2005, Chohung Bank had 263 DCR branches located primarily in strategic locations in major Korean cities.
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

Corporate Banking Branches
      In order to service corporate customers and attract high-quality borrowers, in particular from the small-and medium-sized enterprises sector, Shinhan Bank has developed a relationship management system within its domestic branch network and strengthened its marketing capability. Shinhan Bank’s relationship managers help us foster enduring relationships with our corporate customers, the small- and medium-sized enterprises in particular. As of December 31, 2005, Shinhan Bank had 86 corporate banking branches with these relationship management teams focusing on serving its small-and medium-sized enterprises customers. Shinhan Bank expects its headquarters to be much better positioned to effect policies and business strategies throughout its branch network. This should lead to greater efficiency and better services being provided to these customers. Shinhan Bank has three corporate branches solely dedicated to large corporate customers, all of which are located in Seoul, Korea.
      In August 2002, in order to service quality corporate customers, in particular from the small- and medium-sized enterprises sector, Chohung Bank spun off the corporate sections from its existing branches and created separate corporate banking branches. As of December 31, 2005, Chohung Bank had 89 corporate banking branches, consisting of six large corporate branches and 83 small- and medium-sized enterprises branches. These corporate banking branches operate independently from the retail banking branches and form a separate corporate banking branch network. Each corporate banking branch has its own general manager and is dedicated solely to large corporate customers.

Self-Service Terminals
      In order to complement our branch network, we have established an extensive network of automated banking machines, which are located in branches and in unmanned outlets. These automated banking machines consist of ATMs, cash dispensers and passbook printers. As of December 31, 2005, Shinhan Bank had 866 cash dispensers and 1,585 ATMs, and Chohung Bank had 829 cash dispensers and 3,662 ATMs. We have actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. We believe that the use of our automated banking machines has increased in recent years. In 2005, automated banking machine transactions accounted for approximately 17.1% of total deposit and withdrawal transactions of Shinhan Bank and 28.1% of those of Chohung Bank.

      The following table sets forth information, for the periods indicated, regarding the number of transactions and the fee revenue of our ATMs and cash dispensers.

	For the Year Ended December 31,

	2003		2004		2005

Shinhan Bank:
ATMs and cash dispensers		2,373		2,459		2,751
Number of transactions (millions)		107		105		111
Fee revenue (billions of Won)	W	20	W	20	W	20
Chohung Bank:
ATMs and cash dispensers		4,655		4,397		4,395
Number of transactions (millions)		281		262		205
Fee revenue (billions of Won)	W	42	W	34	W	33

Electronic Banking
      Since launching Korea’s first internet banking service in July 1999, Shinhan Bank has been widely acknowledged in the print and electronic media as the internet banking leader among Korean commercial banks. Shinhan Bank’s internet banking services are more comprehensive than those available at the counter, including such services as 24 hour account balance posting, real-time account transfer, overseas remittance and loan requests. Consistent with the fact that Korea has the highest internet supply rate in the world and an active e-business market, internet banking has continued to grow at a rapid pace. In 2005, internet banking transactions made up 17.0% of total banking transactions of Shinhan Bank. In the case of loans, in particular, an average of approximately 3,946 requests are made per month. Among the electronic banking service customers of Shinhan Bank in 2005, approximately 1,550,769 were retail customers and 105,427 were corporate customers.
      In March 2004, we launched the Mobile Banking service, which enables customers to make speedy, convenient and secure banking transactions using IC chip-installed mobile phones. As of December 31, 2005, Shinhan Bank had 40,377 M Banking subscribers who used the service for approximately 3.9 million transactions per year amounting to W900,399 million, and Chohung Bank had 55,542 M Banking subscribers who used the service for approximately 7.1 million transactions amounting to W785,140 million.
      Chohung Bank launched its electronic banking services in May 1993, allowing customers to transfer funds, make account inquiries and receive account statements by telephone and facsimile. Chohung Bank provided a 24-hour phone banking service which facilitated money transfers and account inquiries as well as Chohung Bank’s efforts to market its products and services through the phone. Chohung Bank’s internet banking system, launched in July 1999, enabled customers to transfer funds more conveniently than under the existing phone banking system. In 2005, internet banking transactions made up 18.6% of total banking transactions of Chohung Bank. In the case of loans, in particular, an average of approximately 4,272 requests were made per month. Among the electronic banking service customers of Chohung Bank in 2005, approximately 1,301,125 were retail customers and 94,645 were corporate customers.

      The following table sets forth information, for the periods indicated, on the number of users and transactions and the fee revenue of the above services provided to our retail and corporate customers.

	For the Year Ended December 31,

	2003		2004		2005

Shinhan Bank:
Telephone banking(1):
Number of users(2)		1,109,552		1,398,827		1,685,031
Number of transactions (in thousands)		39,670		36,646		41,608
Internet banking(1):
Number of users(2)		1,023,195		1,339,571		1,656,196
Number of transactions (in thousands)(3)		306,667		359,160		403,869
Total fee revenue (millions of Won)	W	18,325	W	29,884	W	26,693
Chohung Bank:
Telephone banking(1):
Number of users(2)		2,670,658		720,492		976,606
Number of transactions (in thousands)(3)		120,931		108,745		82,349
Internet banking(1):
Number of users		2,417,415		2,472,415		1,395,770	(4)
Number of transactions (in thousands)(3)		141,196		166,937		298,452
Total fee revenue (millions of Won)	W	35,052	W	45,007	W	43,953

Notes:

(1)	Includes customers simultaneously using both telephone banking and internet banking.

(2)	Includes customers using services of both Shinhan Bank and Chohung Bank.

(3)	Includes balance transfers.

(4)	The decrease in the number of internet banking users of Chohung Bank was due primarily to Chohung bank’s efforts during 2005 to close “non-active” user accounts (meaning accounts that were not used for six months or more).
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

Overseas Branch Network
      The table below sets forth Shinhan Bank’s overseas banking subsidiary and branches as of December 31, 2005.

Business Unit	Location	Year Established or Acquired

Subsidiaries
Shinhan Finance Limited	Hong Kong SAR, China	1990
Branches
Tokyo	Japan	1988
Osaka	Japan	1986
Fukuoka	Japan	1997
New York	U.S.A.	1989
London	United Kingdom	1991
Ho Chi Minh City	Vietnam	1995
Shanghai	China	2003
Qingdao	China	2005
      The table below sets forth Chohung Bank’s overseas banking subsidiaries and branches as of December 31, 2005.

Business Unit	Location	Year Established or Acquired

Subsidiaries
Chohung Finance Ltd., Hong Kong(1)	Hong Kong SAR, China	1982
Chohung Bank (Deutschland) GmbH(2)	Germany	1994
CHB America Bank(3)	U.S.A.	2003
Chohung Vina Bank(4)	Vietnam	2000
Branches
Tokyo	Japan	1981
Singapore	Singapore	1990
Tianjin	China	1994
Mumbai	India	1996

Notes:

(1)	Renamed as Shinhan Asia Ltd. following the merger of Shinhan Bank and Chohung Bank on April 3, 2006.

(2)	Renamed as Shinhan Bank Europe GmbH following the merger of Shinhan Bank and Chohung Bank on April 3, 2006.

(3)	Created as a result of a merger of Chohung Bank of New York and California Chohung Bank in March 2003. CHB America Bank has offices in New York City, New York and Los Angeles, California; renamed as Shinhan Bank America following the merger of Shinhan Bank and Chohung Bank on April 3, 2006.

(4)	Renamed as Shinhan Vina Bank following the merger of Shinhan Bank and Chohung Bank on April 3, 2006.
      The principal activities of overseas branches and subsidiaries of Shinhan Bank, including those of the former Chohung Bank, are providing trade financing and local currency funding for Korean companies and Korean nationals in the overseas markets and providing foreign exchange services in conjunction with our headquarters. On a limited basis, these overseas branches and subsidiaries also engage in investment and trading of securities of foreign issuers.

Credit Card Distribution Channels
      As part of our strategy to focus on cross-selling of credit card products and services to our banking customers, we generally market our credit card products and services to our customers through our established retail distribution channels, primarily through retail and corporate banking branch network of Shinhan Bank (including that of the former Chohung Bank), including automated transaction machines. In addition, as of December 31, 2005, Shinhan Card had 16 sales offices nationwide, which primarily focus on attracting new credit card customers.

Securities Brokerage Distribution Channels
      Our securities brokerage services is conducted principally through Good Morning Shinhan Securities. As of December 31, 2005, Good Morning Shinhan Securities had 77 branches nationwide and two overseas subsidiaries based in New York and London to service our customers in this business.
      Approximately 61.0% of our brokerage branches are located in the Seoul metropolitan area with a focus to attract high net worth individual customers and also to achieve synergy with our retail and corporate banking branch network. In the corporate sector in particular, we continue to explore new opportunities through cooperation between Good Morning Shinhan Securities and Shinhan Bank and Chohung Bank.

Insurance Sales and Distribution Channels
      We sell and provide our insurance services primarily through Shinhan Life Insurance and SH&C Life Insurance. SH&C Life Insurance specializes in bancassurance products, which it distributes solely through our bank branches. In contrast, Shinhan Life, in addition to distributing bancassurance products through our bank branches, also distributes a wide range of life insurance products through its own branch network, an agency network of financial planners and telemarketers as well as through the Internet. As of December 31, 2005, Shinhan Life Insurance had 112 branches and five customer support centers. These branches are staffed by financial planners, telemarketers and account managers to meet the various needs of our insurance and lending customers. Our customer support centers provide lending services to our insurance customers as well as other customers, and also handle insurance payments.
Our Principal Activities
      Our principal group activities consist of deposit-taking activities from our retail and corporate customers, which provide us with funding necessary to offer a variety of commercial banking, securities brokerage, investment banking and other financial services.
      The comprehensive financial services that we provides are:

•	Commercial banking services, consisting of the following:

•	Retail banking services;

•	Corporate banking services, comprised of two divisions:

—	Small- and medium-sized enterprises banking; and
           — Large corporate banking;

•	Credit cards services;

•	Treasury and securities investment

•	Other banking services

•	Securities brokerage services

•	Insurance Services

•	Life insurance services

•	Bancassurance

•	Other insurance services

•	Reinsurance for life insurance and other insurance services

•	Asset management services, including brokerage and trading of various securities, related margin lending and deposit and trust services, and other asset management to the extent permitted by law

•	Other services, including leasing and equipment financing, investment trust management, regional banking, investment banking advisory and loan collection and credit reporting.
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

Deposit-Taking Activities
      We offer many deposit products that target different customer segments with features tailored to each segment’s financial profile and other characteristics. Our deposit products principally include the following:

•	Demand deposits, which either do not accrue interest or accrue interest at a lower rate than time or savings deposits. Demand deposits allow the customer to deposit and withdraw funds at any time and, if they are interest bearing, accrue interest at a fixed or variable rate depending on the period and the amount of deposit. Retail and corporate demand deposits constituted approximately 10.1% of our total deposits as of December 31, 2004 and paid average interest of 1.33% in 2004, and approximately 8.1% of our total deposits as of December 31, 2005 and paid an average interest of 1.90% in 2005.

•	Time deposits, which generally require the customer to maintain a deposit for a fixed term during which the deposit accrues interest at a fixed rate or variable rate based on certain financial indexes, including the Korea Composite Stock Price Index (KOSPI). If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for time deposits typically ranges from one month to five years. Retail and corporate time deposits constituted approximately 47.7% of our total deposits as of December 31, 2004 and paid average interest of 3.83% in 2004, and approximately 42.7% of our total deposits as of December 31, 2005 and paid average interest of 3.69% in 2005.

•	Mutual installment deposits, which generally require the customer to make periodic deposits of a fixed amount over a fixed term during which the deposit accrues interest at a fixed rate. If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for installment deposits typically ranges from six months to five years. Mutual installment deposits constituted approximately 2.9% of our total deposits as of December 31, 2004 and paid average interest of 4.54% in 2004, and approximately 1.8% of our total deposits as December 31, 2005 and paid average interest of 4.16% in 2005.

•	Savings deposits, which allow the customer to deposit and withdraw funds at any time and accrue interest at an adjustable interest rate, which is lower than time or installment deposits. Currently, interest on savings deposits ranges from zero to 3.05%. Saving deposits constituted approximately 29.5% of our total deposits as of December 31, 2004 and paid average interest of 1.24% in 2003, and approximately 31.4% of our total deposits as of December 31, 2005 and paid average interest of 0.96% in 2005.

•	Marketable deposits, consisting of certificates of deposit, cover bills and bonds sold under repurchase agreements that have maturities ranging from 30 days to two years. Interest rates on marketable deposits are determined based on the length of the deposit and prevailing market interest rates. Certificate of deposits are sold on a discount to their face value, reflecting the interest payable on the certificate of deposit. Under U.S. GAAP, cover bills sold are reflected as short-term borrowings and bonds sold under repurchase agreements are reflected under secured borrowings.

•	Foreign currency deposits, which accrue interest at an adjustable rate and are available to Korean residents, nonresidents and overseas immigrants. Shinhan Bank offers foreign currency demand and time deposits and checking and passbook accounts in 20 currencies and Chohung Bank offers such accounts in 20 foreign currencies. Deposits in foreign currency constituted approximately 5.81% of our total deposits as of December 31, 2004 and paid average interest of 0.60% in 2004, and approximately 4.41% of our total deposits as of December 31, 2005 and paid average interest of 1.77% in 2005.
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

	As of December 31,

	2003	2004	2005

	(In thousands, except branches)
Shinhan Bank:
Retail deposit customers(1)	5,551	5,934	6,436
Active retail deposit customers(2)	1,621	1,753	1,727
Corporate deposit customers	101	113	121
Domestic branches	354	372	402
Chohung Bank:
Retail deposit customers(1)	9,239	10,361	9,063
Active retail deposit customers(3)	2,619	2,563	2,932
Corporate deposit customers	138	142	145
Domestic branches	557	533	537

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
      We believe that, as of December 31, 2005, Chohung Bank held the largest amount of deposits made by litigants in connection with legal proceedings in Korean courts or by persons involved in disputes. In Korea, a debtor may discharge his obligation by depositing the subject of performance with the court for the creditor if a creditor refuses to accept payment of debt or is unable to receive it, or if the debtor cannot ascertain without any negligence who is entitled to the payment. Also, in instances in which there has been a preliminary attachment of real property, the property owner may deposit in cash the amount being claimed by such preliminary attachment holder in escrow with the court, in which case the court will remove such lien or attachment. Chohung Bank performed such court deposit services since 1958, and developed an infrastructure of equipment, software and personnel for such business. Following the merger, Shinhan Bank provides such court deposit services, which services may also be provided by other regional banks beginning in July 2006. Such deposits in the past have carried interest rates, which were generally lower than market rates (on average approximately 2% per annum). Such deposits totaled W4,205 billion, W4,329 billion and W5,002 billion as of December 31, 2003, 2004 and 2005, respectively.
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

Retail Banking Services

Overview
      We provide retail banking services primarily through Shinhan Bank (and prior to the merger of the two banks, through Shinhan Bank and Chohung Bank), and, to a significantly lesser extent, through Jeju Bank, a regional commercial bank. The consumer loans of Shinhan Bank amounted to W22,874 billion (not including credit cards) as of December 31, 2005, and those of Chohung Bank amounted to W18,204 billion (not including credit cards) as of December 31, 2005.
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
      Retail banking of Shinhan Bank has been and will continue to remain one of our core businesses. Shinhan Bank’s strategy in retail banking is to provide prompt and comprehensive services to retail customers through increased automation and improved customer service, as well as a streamlined branch network focused on sales. The retail segment places an emphasis on targeting high net worth individuals. As of December 31, 2005, Shinhan Bank had approximately 45,055 high net worth customers with deposits of W100 million or more.
      Chohung Bank leveraged its customer information database to actively market and cross-sell to, as well as focus more resources on, its most profitable customers. In addition, Chohung Bank, through its Product Development Division, offered a wider variety of products differentiated and targeted towards differentiated customer segments with a greater focus on the high margin, high net worth individuals. As of December 31, 2005, Chohung Bank had approximately 35,720 high net worth customers with deposits of W100 million or more.

Consumer Lending Activities
      We offer various consumer loan products, consisting principally of household loans, which target different segments of the population with features tailored to each segment’s financial profile and other characteristics, including each customer’s profession, age, loan purpose, collateral requirements and the length of time a borrower has been our customer. Household loans consist principally of the following:

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
      As of December 31, 2005, mortgage and home-equity loans and other consumer loans accounted for 59.11% and 40.89%, respectively, of our consumer loans (excluding credit cards).
      For secured loans, including mortgage and home equity loans, Shinhan Bank’s policy is to lend up to 50%-70% of the appraisal value of the collateral, by taking into account the value of any lien or other security interest that is prior to our security interest (other than petty claims). Chohung Bank’s policy is to lend up to the estimated recovery value of the collateral, which Chohung Bank calculated based on the average value of collateral published by courts as recovered through court-approved auctions during the previous year and further adjusted to take into account the existence of any lien or other security interest that is prior to Chohung Bank’s security interest. As of December 31, 2005, the loan-to-value ratios of mortgage and home equity loans, under Korean GAAP, of Shinhan Bank and Chohung Bank were approximately 48.52% and 53.05%, respectively.
      Due to the rapid increase in mortgage and home equity loans in Korea, in 2005 and 2006, the Financial Supervisory Commission implemented stringent regulations and guidelines that are designed to suppress the increase of loans secured by housing. These regulations include restrictions on banks’ maximum loan-to-value ratios, guidelines with respect to appraisal of collateral, internal control and credit approval policy requirements with regard to housing loans as well as provisions designed to discourage commercial banks or other financial institutions from instituting incentive-based marketing and promotion of housing loans. In addition to the existing regulations and guidelines, from the second half of 2005 to the first quarter of 2006, the Financial Supervisory Commission implemented additional guidelines to reduce mortgage and home equity loans and stabilize the real estate market, including (i) restricting the number of extensions on loans secured by the borrower’s apartment to one, (ii) reducing the maximum loan-to-value ratio for loans secured by the borrower’s apartment in highly speculated areas, (iii) forbidding to extend mortgage or home equity loans to minors and (iv) (applying each of the debt-to-income ratio the loan-to-value ratio to 40% in respect of loans by banks and insurance companies for the purpose of assisting the purchase of apartments located in highly speculated areas with a purchase price of less than W600 million. We believe that Government regulations relating to the real estate market will also reduce the rate of growth in the mortgage and home equity markets.
      As of December 31, 2005, substantially all of our mortgage and home equity loans were secured by residential property.
      In Korea, contrary to general practices in the United States, it is a common practice in Korea for construction companies in Korea to require buyers of new homes (particularly apartments under construction) to make installment payments of the purchase price well in advance of the title transfer of the home being purchased. In connection with this common practice, we provide advance loans, on an unsecured basis for the time being, to retail borrowers where the use of proceeds is restricted to financing of home purchases. A significant portion of these loans are guaranteed by third parties, which may include the construction company receiving the installment payment, until construction of the home is completed. Once construction is completed and the titles to the homes are transferred to the borrowers, which may take several years, these loans become secured by the new homes purchased by these borrowers. As of December 31, 2003, we had approximately W634 billion of such unsecured loans, classified as mortgage and home equity loans and representing approximately 3.1% of our total mortgage and home equity loans. Recognizing the unsecured nature of such loans, we classified such loans as other consumer loans as of December 31, 2004. As of December 31, 2004 and 2005, we had approximately W824 billion and W1,340 billion, respectively, of such unsecured loans to construction companies, classified as other consumer loans.
      The following table sets forth the portfolio of our consumer loans.

	As of December 31,

	2003		2004		2005

	(In billions of Won, except percentages)
Consumer loans(1)
Mortgage and home-equity	W	20,517	W	22,180	W	25,840
Other consumer		14,580		15,546		17,874
Percentage of consumer loans to total gross loans		36.8%		38.9%		41.3%

Notes:

(1)	Before allowance for loans losses and excludes credit card accounts.

Pricing
      The interest rates on consumer loans made by Shinhan Bank (and Chohung Bank prior to the merger) are either periodic floating rates (which is based on a base rate determined for three-month, six-month or twelve-month periods derived using our internal transfer price system, which reflects our cost of funding in the market, further adjusted to account for our expenses related to lending and profit margin) or fixed rates that reflect our cost of funding, as well as our expenses related to lending and profit margin. Fixed rate loans are currently limited to maturities of three years and offered only on a limited basis. For unsecured loans, both types of rates also incorporate a margin based on, among other things, the borrower’s credit score as determined during our loan approval process. For secured loans, credit limit is based on the type of collateral, priority with respect to the collateral and loan to value. We can adjust the price to reflect the borrower’s current and/or expected future contribution to our profitability. The applicable interest rate is determined at the time a loan is extended. If a loan is terminated prior to its maturity, the borrower is obligated to pay us an early termination fee of approximately 0.5% to 1.5% of the loan amount in addition to the accrued interest, depending on the timing, the nature of the credit and the amount.
      As of December 31, 2005, Shinhan Bank’s three-month, six-month and twelve-month base rates were approximately 4.08%, 4.37% and 4.77%, respectively, and Chohung Bank’s three-month, six-month and twelve-month base rates were approximately 4.08%,4.68% and 4.68%, respectively. As of December 31, 2005, Shinhan Bank’s fixed rates for home equity loans with a maturity of one year, two years and three years were 7.8%, 8.1% and 8.4%, respectively, and Shinhan Bank’s fixed rates for other consumer loans with a maturity of one year ranged from 8.75% to 12.75%, depending on the consumer credit scores of its customers, while Chohung Bank’s fixed rates for home equity loans with a maturity of one year, two years and three years were 7.00%, 7.36% and 7.54%, respectively, and Chohung Bank’s fixed rates for other consumer loans with a maturity of one year ranged from 9.00% to 13.00%, depending on the consumer credit scores of its customers.
      As of December 31, 2005, approximately 57.96% of our consumer loans were priced based on a floating rate and approximately 42.05% were priced based on a fixed rate. As of the same date, approximately 63.39% of our consumer loans with maturity of over one year were priced based on a floating rate and approximately 36.61% were priced based on a fixed rate.

Private Banking
      Historically, we have focused on customers with higher net worth. Our retail banking services provide a private banking service to our high net worth customers who seek personal advice in complex financial matters. Our aim is to help enhance the private wealth and increase the financial sophistication of our clients by offering them portfolio/fund management services, tax consulting services and real estate management service. To date, our fee revenues from these activities have not been significant.
      We believe that we were one of the first banks to initiate private banking in Korea. We opened our first Private Banking Center in Seoul in 2002 to serve the needs of high net worth customers, in particular those customers with deposits of W1 billion or more, and we currently have seven private banking centers both of which are located in Seoul metropolitan area. While we believe that the market for private banking services in Korea is still at an early stage of development, in connection with our strategy to target high net worth retail customers, we established a separate private banking department in 2003 to further develop and improve our services in this area. With the launch of our “New Bank” initiative, our private banking department was spun off from its original organization and was elevated to the Private Banking Group. As of May 2006, we operate twelve Private Banking Centers nationwide, including eight in Seoul, one in the suburbs of Seoul and three in other cities located in other regions in Korea. Through these efforts, we believe that our private banking service marked the year 2005 with notable growth. The combined customer base grew to 1,830 people and assets under management increased 47% from W3.2 trillion in 2004 to W4.7 trillion in 2005.

Corporate Banking Services

Overview
      We provide corporate banking services, primarily through Shinhan Bank (and also through Chohung Bank prior to the merger), to small- and medium-sized enterprises and, to a lesser extent, to large corporations, including corporations that are affiliated with chaebols. We also lend to government-controlled companies.
      The following table sets forth the balances and percentage of our total lending attributable to each category of our corporate lending business as of the dates indicated.

	As of December 31,

	2003			2004			2005

	(In billions of Won, except percentages)
Small- and medium-sized enterprises loans(1)	W	38,055	40.0%	W	38,713	39.9%	W	39,943	37.7%
Large corporate loans(2)		16,031	16.8		15,909	16.4		17,948	16.9

Total corporate loans	W	54,086	56.8%	W	54,622	56.3%	W	57,891	54.6%

Notes:

(1)	Represents the principal amount of loans extended to corporations meeting the definition of small- and medium-sized enterprises under the Basic Act on Small- and Medium-sized Enterprises and its Presidential Decree. Certain loans to sole proprietorships are included under retail lending.

(2)	Includes loans to government-controlled companies.

Small- and Medium-sized Enterprises Banking
      The small- and medium-sized enterprise loans of Shinhan Bank amounted to W21,669 billion as of December 31, 2005 and those of Chohung Bank amounted to W14,869 billion as of December 31, 2005. Under the Basic Act on Small and Medium-sized Enterprises and its Presidential Decree, small- and medium-sized enterprises are defined as companies which (i) do not have employees and assets exceeding the number or the amount, as the case may be, specified in accordance with their types of businesses in the Presidential Decree and (ii) do not belong to a conglomerate as defined in the Monopoly Regulations and Fair Trade Act. As of December 31, 2005, we had approximately 97,346 small- and medium-sized enterprises loan customers, consisting of approximately 48,055 customers with Shinhan Bank and 49,291 customers with Chohung Bank (not taking into account any overlap between the two sets of customers). Shinhan Bank’s small- and medium-sized enterprises business has historically focused on larger and well-established small- and medium-sized enterprises in Korea that prepared financial statements audited by independent auditors. This focus is based on our belief and historical observation that the larger and, in many cases, more sound businesses tend to engage independent auditors and strengthen investor confidence. Chohung Bank traditionally focused on large corporate and retail banking and, as a result, its small- and medium-sized enterprises lending portfolio increased during recent years with a focus on higher profit, higher risk customers who are comparatively smaller than Shinhan Bank’s customers.
      As of December 31, 2005, our corporate banking operation was the largest among Korean banks, with 16.2% of the market share, in terms of the total amount of Won-denominated loans to small- and medium-sized enterprises (other than affiliates of the thirty largest conglomerates in Korea) that are audited by certified public accountants. Of such loans, W11,073 billion were made by Shinhan Bank to 2,901 corporate customers, representing 19.13% of our total outstanding Won-denominated corporate loans, and W7,267 billion were made by Chohung Bank to 2,576 corporate customers, representing 12.55% of our total outstanding Won-denominated corporate loans.
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
      We believe that Shinhan Bank, which has traditionally focused on small-and medium-sized enterprises lending, possesses the necessary elements to succeed in the small- and medium-sized enterprises market, including its marketing capabilities (which we believe have provided Shinhan Bank with significant brand loyalty) and its credit rating system for credit approval. To maintain or increase its market share of small- and medium-sized enterprises lending, Shinhan Bank has:

•	positioned itself based on accumulated expertise. We believe Shinhan Bank has a better understanding of the credit risks embedded in this market segment and to develop loan and other products specifically tailored to the needs of this market segment;

•	begun operating a relationship management system to provide targeted and tailored customer service to small-and medium-sized enterprises. Shinhan Bank has 89 corporate banking branches with relationship management teams. These relationship management teams market products and review and approve smaller loans that pose less credit risks; and

•	begun to focus on cross-selling loan products with other products. For example, when Shinhan Bank lends to small- and medium-sized enterprises, it also explores opportunities to cross-sell consumer loans or deposit products to the employees of those companies or to provide financial advisory services.
      Chohung Bank in recent years identified small- and medium-sized enterprise lending as its principal areas of growth and increased its small- and medium-sized enterprises customer base to include relatively smaller enterprises, such as small unincorporated businesses and sole proprietorships. While lending to these customers has resulted in growth of Chohung Bank’s corporate lending portfolio, it also increased its credit risk exposure relative to its other existing customers.
      Since 2003, the industry-wide delinquency ratios for loans to small- and medium-sized enterprises have been rising. According to data compiled by the Financial Supervisory Service, the delinquency ratio (net of charge-offs, which has also increased significantly) for Won-denominated loans by Korean banks to small- and medium-sized enterprises increased from 1.5% as of December 31, 2003 to 2.19% as of December 31, 2005. The delinquency ratio for loans to small-and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal payments are overdue by one day or more or interest payments are over due by 14 days or more (if prior interest payments on a loan were made late on more than three occasions, in which case the loan is considered delinquent if interest payments are overdue by one day or more) to (2) the aggregate outstanding balance of such loans. Shinhan Bank’s delinquency ratio, calculated under Korean GAAP, for such loans increased from 1.75% as of December 31, 2003 to 1.80% as of December 31, 2004 and decreased to 1.44% as of December 31, 2005 and to 1.42% as of March 31, 2006. Chohung Bank’s delinquency ratio, calculated under Korean GAAP, for such loans decreased from 3.49% as of December 31, 2003 to 2.21% as of December 31, 2004 to 1.70% as of December 31, 2005 and to 2.06% as of March 31, 2006. In particular, Shinhan Bank’s delinquency ratios, calculated under Korean GAAP, for Won-denominated loans to small- and medium-sized enterprises that do not prepare audited financial statements were 2.46% as of December 31, 2003, 1.95% as of December 31, 2004 and 1.95% as of December 31, 2005. Such delinquency ratios for Chohung Bank were 4.86% as of December 31, 2003, 2.74% as of December 31, 2004 and 1.45% as of December 31, 2005. Shinhan Bank’s delinquency ratios for loans to small unincorporated businesses and sole proprietorships were 1.56% as of December 31, 2003, 2.07% as of December 31, 2004, 1.64% as of December 31, 2005 and 1.62% as of March 31, 2006. Such delinquency ratios for Chohung Bank were 3.03% as of December 31, 2003, 2.00% as of December 31, 2004, 1.64% as of December 31, 2005 and 2.23% as of March 31, 2006. These delinquencies may rise further in 2006 compared to 2003, 2004 and 2005. The current focus of our small-and medium-sized enterprise lending business is to improve the asset quality and maintain the profitability of our loans to small- and medium-sized enterprises.

Large Corporate Banking
      Large corporate customers consist primarily of member companies of chaebols and financial institutions. Large corporate loans of Shinhan Bank amounted to W9,113 billion as of December 31, 2005, and those of Chohung Bank amounted to W8,203 billion as of December 31, 2005. As a late entrant into the Korean commercial banking industry, large corporate banking has not been a core business of Shinhan Bank and its focus of business in this customer sector has been on investments in corporate debt securities and fee-based businesses rather than conventional lending activities. On the other hand, Chohung Bank, the oldest commercial bank in Korea that we acquired in 2003, traditionally focused on large corporate customers as its core corporate banking business.
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

Corporate Lending Activities
      Our principal loan products for corporate customers are working capital loans and facilities loans. Working capital loans, which include discounted notes and trade financing, are, in general, loans used for general working capital purposes. Facilities loans are provided to finance the purchase of equipment and the establishment of manufacturing won-denominated plants. As of December 31, 2005, working capital loans and facilities loans amounted to W33,474 billion and W4,682 billion, respectively, representing 87.73% and 12.27% of our total Won-denominated corporate loans under Korean GAAP. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three years in the case of unsecured loans and five years in the case of secured loans. Facilities loans, which are generally secured, have a maximum maturity of ten years.
      Loans to corporations may be unsecured or secured by real estate, deposits or guaranty certificates. As of December 31, 2005, under Korean GAAP, secured loans and guaranteed loans (including loans secured by guaranty certificates issued by credit guarantee insurance funds) accounted for 52.19% and 10.34%, respectively, of Shinhan Bank’s Won-denominated loans to small- and medium-sized enterprises. Among the secured loans, approximately 89.43% were secured by real estate. As of December 31, 2005, under Korean GAAP, secured loans and guaranteed loans (including loans secured by guaranty certificates issued by credit guarantee insurance funds) accounted for 41.61% and 12.64%, respectively, of Chohung Bank’s Won-denominated loans to small- and medium-sized enterprises. Among the secured loans, approximately 79.20% were secured by real estate.
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
      As of December 31, 2005, in terms of outstanding loan balance, 39.4% of our corporate loans were extended to borrowers in the manufacturing industry, 14.3% were to borrowers in the retail and wholesale industry, 16.3% were to the borrowers in the real estate, leasing and service industry, 5.5% were to borrowers in the construction industry, and 6.2% were extended to borrowers in the finance and insurance industry. Beginning in 2004, loans to corporate borrowers in the real estate, leasing and service industry and the hotel and leisure industry, which are principally small- and medium-sized enterprises, began experiencing an increase in delinquencies as well as deterioration in credit quality. Under Korean GAAP, delinquency ratio for Won-denominate loans to the real estate, leasing and service industry was 1.73% for Chohung Bank and 1.00% for Shinhan Bank as of December 31, 2005, in each case net of charge-offs and loan sales. Under Korean GAAP, delinquency ratio for Won-denominate loans to the hotel and leisure industry was 3.30% for Chohung Bank and 1.88% for Shinhan Bank as of December 31, 2005, in each case net of charge-offs and loan sales. Shinhan Bank’s Won-denominate corporate loans classified as substandard or below under the guidelines of the Financial Supervisory Commission decreased from W557 billion as of December 31, 2003 to W289 billion as of December 31, 2005 and Chohung Bank’s Won-denominated corporate loans classified as substandard or below were W233 billion as of December 31, 2005, as compared to W588 billion as of December 31, 2003, in each case net of charge-offs and loan sales.

Pricing
      We establish the price for our corporate loan products of Shinhan Bank (and prior to the merger, also Chohung Bank) based principally on their respective cost of funding and the expected loss rate based on a borrower’s credit risk. As of December 31, 2005, 58.15% of Shinhan Bank’s corporate loans with outstanding maturities of one year or more had interest rates that were not fixed but were variable in reference to Shinhan Bank’s market rate and 16.65% of Chohung Bank’s corporate loans with outstanding maturities of one year or more had interest rates that were not fixed but were variable in reference to Chohung Bank’s market rate.
       — Shinhan Bank
      Shinhan Bank generally determines pricing of its corporate loans as follows:

Interest rate =	(Shinhan Bank’s periodic market floating rate or reference rate) plus transaction cost plus a credit spread plus risk premium plus or minus a discretionary adjustment rate.
      Depending on the situation and Shinhan Bank’s agreement with the borrower, Shinhan Bank may use either its periodic market floating rate or the reference rate as the base rate in calculating its pricing. As of

December 31, 2005, Shinhan Bank’s periodic market floating rates (which are based on a base rate determined for three-month, six-month, one-year, two-year, three-year or five-year periods derived using Shinhan Bank’s market rate system) were 4.08% for three months, 4.37% for six months, 4.77% for one year, 5.13% for two years, 5.31% for three years and 5.60% for five years. As of the same date, Shinhan Bank’s reference rate was 8.60%.
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
      Chohung Bank generally determined pricing of its corporate loans as follows:

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
      Loan policy margin is determined by loan policy to compensate for the opportunity cost of the capital and achieve competitiveness among peer banks in consideration of, among others, loan type, transaction risk and proper margin.
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
      A discretionary adjustment rate is added or subtracted to reflect the borrower’s current and/or future contribution to Chohung Bank’s profitability. In the event of additional credit provided by way of a guarantee of another, the adjustment rate is subtracted to reflect such change in the credit spread. In addition, depending on the price and other terms set by competing banks for similar borrowers, we may reduce the interest rate Chohung Bank charged to compete more effectively with other banks.

Electronic Corporate Banking
      Shinhan Bank launched its electronic corporate banking services connecting its corporate customers through dedicated subscriber lines in 1991. Shinhan Bank has since developed its electronic corporate banking services to offer to corporate customers a web-based total cash management service through “Shinhan Bizbank”. Shinhan Bizbank supports all types of banking transactions from basic transaction history inquiries and fund transfers to opening letters of credit and trade finance. Products and services related to cash management include payment management, collection management, sales settlement service, acquisition settlement service, B2B settlement service, sweeping and pooling. By offering such information technology-related products and services such as purchase cards, loans for purchasing goods, e-biz loans, and a B2B settlement service, Shinhan Bank is able to continue to reinforce its image as one of the leaders in electronic corporate banking. Through the enhancement of Shinhan Bizbank and its cash management service, we intend to improve the support service system related to customer cash management. Shinhan Bizbank’s services were being used by approximately 105,427 corporations as of December 31, 2005 and, in 2005, its number of transactions and aggregate transaction amount were approximately 14,094,880 and W519,222 billion, respectively.
      Chohung Bank launched its electronic corporate banking through “e-FMS” in January 2002. “e-FMS” offers not only cash management services, including payment management, but also B2B settlement service and enterprise resources planning service. Enterprise resource planning service includes accounting, human resources, salary payments, procurement, sales settlement service and production management and also offers cashflow management and tax management to its corporate customers. Chohung Bank’s e-FMS users were approximately 94,645 corporations as of December 31, 2005 and, in 2005, its number of transactions and aggregate transaction amount were approximately 19,304,174 and W369,221 billion, respectively.

Credit Card Services

Overview
      As of December 31, 2005, our total credit card balance outstanding was W4,242 billion, or 4.01% of our total loans outstanding as of the same date, which consists of W1,923 billion with Shinhan Card and W2,278 billion with credit card operations of Chohung Bank.
      On June 4, 2002, Shinhan Bank spun-off its credit card business into Shinhan Card Co., Ltd., a “monoline” credit card subsidiary. Despite the spin-off, Shinhan Bank continues to manage a substantial portion of our credit card operations, including the collections and receiving and processing of applications, pursuant to an agency agreement between the two subsidiaries.
      Prior to the merger of Shinhan Bank and Chohung Bank in April 2006, Chohung Bank had an active credit card business division. Chohung Bank was a member of BC Card Co., Ltd. (“BC Card”), which is owned by 11 consortium banks with Chohung Bank holding 14.85% equity interest in BC Card. BC Card issues credit cards under the names of the member banks, substantially all of which are licensed to use MasterCard, Visa or JCB. This allows holders of BC Card to use their cards at any establishment which accepts MasterCard, Visa or JCB, as the case may be.
      Upon the merger of the two banks in April 2006, we split off the credit card services division of Chohung Bank and merged it into Shinhan Card.
      Following such split-merger, Shinhan Card is expected to have W4 trillion in assets, W25 trillion in total credit card use (excluding corporate cards) and 5.9 million customers ranking fourth among credit card service providers (including banks) in terms of the total credit card use.
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

Products and Services
      We offer a variety of credit card products and services that target select customer profiles and focus on:

•	offering cards that provide additional benefits such as frequent flyer miles and reward program points that can be redeemed by the customer for complementary services, prizes and cash;

•	offering gold cards, platinum cards and other preferential members’ cards which have higher credit limits and provide additional services in return for higher annual membership fees;

•	acquiring new customers through strategic alliances and cross-marketing with wholesalers and retailers;

•	encouraging increased use of credit cards by existing customers through special offers for dormant customers;

•	introducing new features to preferred customers, such as revolving credit cards, travel services and insurance;

•	developing fraud detection and security systems to prevent the misuse of credit cards and to encourage the use of credit cards over the Internet; and

•	issuing smart cards and preparing for a cardless business environment in which customers can use credit cards to make purchases by phone or over the Internet.
      Cardholders have several options for repayment of balances as follows:

•	general purchases of goods and services on credit, which are repayable on a lump-sum basis at the end of a monthly billing cycle;

•	installment purchases, which require payment approximately within 18 to 48 days after purchase and are repayable on an even-payment installment basis over a period of time ranging from two months to three years and generally accrue interest;

•	cash advances, which are repayable on a lump-sum basis at the end of a monthly billing cycle and generally accrue interest effective annual rates of approximately 9.8% to 26.8% for Shinhan Card and 18.0% to 26.97% for Chohung Bank; and

•	payments on a revolving payment basis, which allow customers to roll over their balance into a revolving basis with fixed minimum percentage or amount of the total outstanding balance.
      Credit card loans may be secured or unsecured, have initial maturities of one year and currently accrue interest at the effective annual rates of approximately 15.5% to 20.0% in the case of Chohung Bank and approximately 9.8% to 21.8% in the case of Shinhan Card.
      Income from the credit card business consists of annual fees paid by cardholders, installment purchase fees, cash advance fees, interest on late and deferred payments and fees paid by merchants, with fees from merchants and cash advance fees constituting the largest source. Merchant discount fees, which are processing charges on the merchants, can be up to 4.5% of the purchased amount depending on the merchant used, with the average charge being 2.34% for Shinhan Card and 2.44% for Chohung Bank in 2005.
      Although the revolving credit system is more common in the United States and many other countries, this payment system is still in early stages of development in Korea. Credit card holders in Korea are required to pay for their purchases within approximately 18 to 48 days of purchase depending on their payment cycle and, except in the case of installment purchases where the charged amounts are repaid in installments, typically during the following three to six months. Credit card accounts that remain unpaid after this period are deemed to be delinquent accounts. We charge penalty interest on delinquent accounts and closely monitor such accounts. For purchases made by installments, we charge interest on unpaid amounts at rates that vary according to the terms of repayment.
      In certain cases, credit card companies in Korea, including Shinhan Card (and Chohung Bank prior to the split-merger of its credit card division into Shinhan Card), have been allowed to rewrite delinquent credit card balances for purchase and cash advance as credit card loans. Each of Shinhan Card and Chohung Bank rewrites a small number of card balances as a means of maximizing collection related to a relatively small number of borrowers who are suffering from temporary financial difficulties where it believes it is probable that all or substantially all principal and interest will ultimately be recovered. Prior to the split-merger, Shinhan Card offered the borrower the option of either repaying the rewritten balance either on a monthly installment basis over five years or as a term loan due at the end of one year while credit card customers of Chohung Bank could apply for entry into the rewritten loan program when the loan balance is past due one month or more. Following the split-merger, Shinhan Card currently provides two repayment programs: (1) the installment repayment program, under which a cardholder with an account which has been delinquent for less than four months repays at least 90% of the original amount owed within a period chosen by such cardholder (provided that the period is between two to 36 months); and (2) the “re-aged” loan program, under which a qualified cardholder with a guarantor or security repays the full original principal amount, whereas a cardholder without a guarantor or security repays at least 90% of the original full amount owed, in both instances within a maximum period of five years Except in limited circumstances, borrowers applying for entry into this program in general are required to secure one or more guarantors meeting certain asset and credit quality criteria. If approved, Chohung Bank rewrote card balances including past due interest into card loans and amends the maturity and the repayment terms accordingly. In general, rewritten credit card loans are due at the end of one year. Shinhan Card segregates, and prior to the merger, Chohung Bank segregated, this portfolio for performance measurement and monitoring purposes due to the higher credit risk. The balance of rewritten loans of Shinhan Card were W27 billion, W9 billion and W4 billion as of December 31, 2003, 2004 and 2005 respectively, against which we recognized an allowance of W8 billion, W2 billion and W1 billion, respectively. The balance of rewritten loans of Chohung Bank were W680 billion, W495 billion and W269 billion as of December 31, 2003, 2004 and 2005, respectively, against which Chohung Bank made an allowance of W160 billion, W180 billion and W99 billion, respectively. See “— Financial and Statistical Information” below. The balance of such rewritten loans has been decreasing since both Shinhan Card provides, and prior to the merger, Chohung Bank provided, rewritten loans on a very limited basis.

Customers and Merchants
      As we believe that internal growth through cross-selling can only be limited, we also seek to enhance our market position by selectively targeting new customers with high net worth and good creditworthiness through the use of a sophisticated and market-oriented risk management system. Credit card applicants are screened and appropriate credit limits are assessed according to internal guidelines based on our credit scoring system.
      The following table sets forth the number of customers and merchants of Shinhan Card and Chohung Bank’s credit card business as of the dates indicated.

	As of December 31,

	2003	2004	2005

	(In thousands, except
	percentages)
Shinhan Card:
Number of credit card holders	2,773	3,002	3,467
Personal accounts	2,678	2,905	3,370
Corporate accounts	95	97	96
Active ratio(1)	56.6%	50.7%	63.8%
Number of merchants	2,112	2,513	2,934
Chohung Bank:
Number of credit card holders	3,205	2,819	2,494
Personal accounts	3,138	2,756	2,434
Corporate accounts	66	63	60
Active ratio(1)	53.9%	50.9%	56.4%
Number of merchants(2)	2,091	2,165	2,225

Notes:

(1)	Represents the ratio of accounts used at least once within the last six months to total accounts as of year end.

(2)	Represents the number of merchants of BC Card’s merchant network.
      As of December 31, 2005, Shinhan Card had approximately 3,467,000 card customers, which represents an increase of approximately 465,000 customers from approximately 3,002,000 as of December 31, 2004. Of all the customers outstanding as of December 31, 2005, the number of platinum and gold card members, whose higher creditworthiness entitles them to certain benefits, was approximately 1,469,000. As of December 31, 2005, Chohung Bank had approximately 2,494,000 credit card customers, which represents a decrease of approximately 325,000 customers from approximately 2,819,000 as of December 31, 2004 primarily as a result of the reduction in the number of delinquent credit card customers.
      The number of Shinhan Card’s merchants also increased to approximately 2,934,000 as of December 31, 2005 from approximately 2,513,000 as of December 31, 2004 while the number of merchants that use the services of Chohung Card’s credit card division also increased from approximately 2,165,000 as of December 31, 2004 to approximately 2,225,000 as of December 31, 2005.
      Chohung Bank developed an independent card processing system that allowed Chohung Bank to process future billings for the existing BC Cards on its own, demonstrating Chohung Bank’s focus on cutting costs.. Chohung Bank also participated in a nationwide debit card program with 30 other banks. In connection with this business, as of December 31, 2005, Chohung Bank charged service establishment commissions of 1.5% on average on amounts purchased using the debit card.

Financial and Statistical Information
      The following table sets forth certain financial and statistical information relating to the credit card operations of Shinhan Card and Chohung Bank as of the dates or for the period indicated.

	As of or for the Year Ended December 31,

	2003				2004				2005

	Shinhan		Chohung		Shinhan		Chohung		Shinhan		Chohung
	Card		Bank(1)		Card		Bank(1)		Card		Bank(1)

	(In billions of Won, except percentages)
Interest income:
Installments	W	42	W	133	W	40	W	84	W	49	W	64
Cash advances		164		354		30		212		111		181
Card loans(2)		35		93		34		97		30		60
Annual membership		5		6		2		5		9		4
Revolving(3)		7		113		6		71		6		49
Late payments		21		5		6		11		18		15

Total	W	274	W	704	W	118	W	480	W	223	W	373

Credit card fees:
Merchant fees(4)	W	176	W	195	W	146	W	200	W	188	W	211
Other fees		4		23		8		2		10		5

Total	W	180	W	218	W	154	W	202	W	198	W	216

	As of or for the Year Ended December 31,

	2003				2004				2005

	Shinhan		Chohung		Shinhan		Chohung		Shinhan		Chohung
	Card		Bank(1)		Card		Bank(1)		Card		Bank(1)

	(In billions of Won, except percentages)
Charge volume:(5)
General purchases	W	3,695	W	5,484	W	4,835	W	5,519	W	6,255	W	6,039
Installment purchases		1,143		2,505		1,247		2,099		1,650		2,003
Cash advances		6,805		12,585		4,355		6,875		3,488		5,564

Total	W	11,643	W	20,574	W	10,437	W	14,493	W	11,393	W	13,606

Outstanding balance (at year end):(6)
General purchases	W	395	W	455	W	456	W	538	W	539	W	528
Installment purchases		455		786		292		563		333		497
Cash advances		725		1,025		474		653		423		575
Revolving purchases		39		484		158		200		89		199
Card loans		329		745		233		529		255		289
Others		489		185		376		213		284		190

Total	W	2,432	W	3,680	W	1,989	W	2,696	W	1,923	W	2,278

Average balance	W	2,212	W	4,957	W	2,186	W	3,288	W	1,916	W	2,618
Delinquent balances:(7)
From 1 day to 1 month	W	173	W	376	W	67	W	109	W	49	W	92
Over 1 month:
From 1 month to 3 months	W	80	W	150	W	35	W	71	W	17	W	31
From 3 months to 6 months		71		172		38		44		18		29
Over 6 months		—		—		—		—		—		—

Sub-total		151		322		73		115		35		60

Total	W	324	W	698	W	140	W	224	W	84	W	152

Delinquency ratios:(8)
From 1 day to 1 month		7.11%		10.22%		3.37%		4.04%		2.53%		4.04%
Over 1 month:
From 1 month to 3 months		3.29%		4.08%		1.76%		2.63%		0.87%		1.34%
From 3 months to 6 months		2.92		4.67		1.91		1.63		0.95		1.30
Over 6 months(9)		—		—		—		—		—		—

Sub-total		6.21		8.75		3.67		4.27		1.82		2.64

Total		13.32%		18.97%		7.04%		8.33%		4.36%		6.68%

Rewritten loans(10)	W	25	W	680	W	9	W	495	W	4	W	269
Gross charge-offs	W	290	W	1,304	W	223	W	649	W	94	W	227
Recoveries		32		58		20		35		25		47

Net charge-offs	W	258	W	1,246	W	203	W	614	W	69	W	180

Gross charge-off ratio(11)		13.11%		26.31%		10.20%		19.74%		4.92%		8.66%
Net charge-off ratio(12)		11.66%		25.14%		9.29%		18.67%		3.62%		6.87%

Notes:

(1)	Represents the credit card business of Chohung Bank, consisting of both BC Card and “Forever” Card, which we acquired in 2003. Effective as of April 3, 2006, the credit card division of Chohung Bank was split off and merged into Shinhan Card.

(2)	Card loans consist of loans that are provided on either a secured or unsecured basis to cardholders upon prior agreement. Payment of principal, fees and interest on such a loan can be due either in one payment or in installments after a fixed period.

(3)	Revolving purchases were introduced in October 1998 for certain creditworthy credit card customers (e.g., customers who have not been delinquent for more than three times in the past one year) of Shinhan Card and in March 25, 2000 for certain creditworthy credit card customers of Chohung Bank.

(4)	Merchant discount fees consist of merchant membership and maintenance fees, charges associated with prepayment by Shinhan Card or Chohung Bank (on behalf of customers) of sales proceeds to merchants, processing fees relating to sales and membership applications.

(5)	Represents the aggregate cumulative amount charged during the year.

(6)	Represents amounts before allowance for loan losses.

(7)	Includes the unbilled balances of installment purchases.

(8)	Represents the ratio of delinquent balances to outstanding balances for the year.

(9)	Our charge-off policy for Shinhan Card (and Chohung Bank prior to the split-merger of its credit card division into Shinhan Card) has been to charge off all credit card balances which are 180 days past due.

(10)	Represents delinquent credit card balances for purchase and cash advance which have been rewritten as credit card loans, thereby reducing the balance of delinquent accounts.

(11)	Represents the ratio of gross charge-offs for the year to average balance for the year.

(12)	Represents the ratio of net charge-offs for the year to average balances for the year.

Supervisory Statistical Information prepared in accordance with Korean GAAP
      Due to the rapid increase in consumer debt in Korea in recent years, the Korean government has adopted a series of regulations designed to restrain the rate of growth in, and delinquencies of, cash advances, credit card loans and credit card usage generally and to strengthen the reporting of, and compliance with, credit quality indexes. The Financial Supervisory Commission and the Financial Supervisory Service have announced a number of changes to the rules governing the reporting of credit card balances, as well as the procedures governing which persons may receive credit cards. In addition, the Korean government has also revised the calculation formula for capital adequacy ratios and delinquency ratios applicable to credit card companies, imposing sanctions against credit card companies with capital adequacy ratios of 8% or below and/or delinquency ratios of 10% or above. These computations are all based on financial information prepared in accordance with Korean GAAP, as required by regulatory guidelines, which differs significantly from U.S. GAAP. As of December 31, 2003, 2004 and 2005, under Korean GAAP, Shinhan Card’s delinquent balances (defined as credit card accounts delinquent for over 30 days) were W266 billion, W121 billion and W57 billion, respectively, representing delinquency ratios (defined as the ratio of delinquent balances to outstanding balances) of 11.01%, 6.03% and 2.96%, respectively. As of December 31, 2003, 2004 and 2005, calculated on the same basis, Chohung Bank’s delinquent credit card balances, were W274 billion, W97 billion and W51 billion, respectively, representing delinquency ratios of 7.42%, 3.60% and 2.25%, respectively. In certain cases, credit card companies in Korea have been allowed to rewrite delinquent credit card balances for purchase and cash advance as credit card loans, thereby reducing the balance of delinquent accounts. Delinquent credit card balances that were rewritten as loans as of December 31, 2003, 2004 and 2005, under Korean GAAP, were W27 billion, W10 billion and W4 billion, respectively, for Shinhan Card and W682 billion, W497 billion and W270 billion, respectively, for Chohung Bank. Net charge-offs for Shinhan Card, under Korean GAAP, during 2003, 2004 and 2005 were W260 billion, W212 billion and W88 billion, respectively, representing net charge-off ratios (defined as the ratio of net charge-offs for the year to average balances for the year) of 10.10%, 9.70% and 5.07%, respectively. Net charge-offs for Chohung Bank, under

Korean GAAP, during 2003, 2004 and 2005 were W1,266 billion, W625 billion and W180 billion, respectively, representing net charge-off ratios (defined as the ratio of net charge-offs for the year to average balance for the year) of 10.07%, 9.88% and 6.90%, respectively. As of December 31, 2005, Shinhan Card’s adjusted equity capital ratio was 17.68%. Credit card business of Chohung Bank is not subject to such adjusted equity capital ratio requirement.

Recent Regulatory Changes
      Under the Specialized Credit Financial Business Act, as amended on June 16, 2004, and other related regulations, the formula for calculating capital adequacy ratios for each credit card company was revised to increase the proportion of “adjusted total assets” by including certain risk-weighted asset-backed securitization assets which may incur contingent liability. In addition, the Financial Supervisory Service changed the standards for calculating the delinquency ratios by including delinquent balances that were rewritten as credit card loans in the calculation of such ratios as if such underwriting of rewritten loans had not occurred (referred to as “substantial delinquency ratio” herein). This resulted in credit card companies and credit card businesses of commercial banks reporting higher delinquency ratios in 2004 as compared to prior years, despite the improvement in asset quality of credit card assets. On a pro forma basis, the substantial delinquency ratios for the Korean credit card industry as announced by the Financial Supervisory Service were 28.28% as of December 31, 2003, 25.12% as of June 30, 2004, 18.25% as of December 31, 2004, 13.27% as of June 30, 2005, 10.05% as of December 31, 2005 and 8.77% as of March 31, 2006.
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

Personal Workout and Debt Forgiveness Program
      In an effort to resolve the problems caused by consumer credit delinquencies, the Korean government established Hanmaum Financial Company and the Credit Counseling & Recovery Service on May 20, 2004. Hanmaum Financial Company is a so-called “bad bank”, a type of private asset management company that acquires non-performing assets from banks and other financial institutions for the purpose of providing long-term financial aid to certain qualified delinquent consumers who apply for this program to enable them to pay off their financial debts. After restructuring delinquent debts of approximately 170,000 consumers, Hanmaum Financial Company was wound down. The Korean government established a second bad bank known as “Himangmoah” in May 2005 to aid the delinquent consumers who did not benefit from Hanmaum Financial Company despite being qualified to do so. The second bad bank provides relief by collecting 3% of the debt amount in advance, allowing delinquent cardholders to repay their delinquent debts within eight years. The second bad bank raises its funds to purchase the delinquent debts from financial institutions through a special purpose company in an asset-backed securitization transaction. The second bad bank distributes the debt amount collected in excess of the initial purchase price to the selling financial institutions. At this time, we cannot accurately predict the number of applicants and amounts subject to the second bad bank program. To the extent the second bad bank achieves less-than-expected level of collection of, and recovery on, non-performing assets, commercial banks and credit card companies, including Shinhan Bank, Chohung Bank and Shinhan Card, may realize less gains from recoveries.
      Unlike the “bad bank” program that provides loans directly to consumers, the Credit Counseling & Recovery Service has adopted an individual workout program. For delinquent consumers who are deemed to be capable of repaying their debts, the Credit Counseling & Recovery Service will, pursuant to an agreement with the creditor financial institution, provide opportunities to repay in installments, provide repayment grace periods, reduce debt amounts, or extend the maturity date of the debts. Currently, approximately 185 financial institutions, including banks and insurance companies, are parties to the Credit Recovery Support Agreement, pursuant to which such financial institutions, have agreed to provide such support described above to those consumers who meet the following qualifications: (i) income exceeding minimum living expenses promulgated by the Ministry of Health and Welfare of Korea, (ii) debt not exceeding W500 million in total amount, and (iii) official records being on file at Korea Federation of Banks as to the default status of debt. Each application for credit recovery is reviewed by the Credit Counseling & Recovery Service and approval of each application requires the approval by creditors representing at least one-half of the unsecured debt amount and at least two-thirds of the secured debt amount.
      In September 2004, a court-administered individual workout program was adopted under the Individual Debtor Recovery Act. Under this program, a qualified individual debtor may file a petition for an individual workout program with a competent court. Subject to the court’s approval, the debtor may repay the debt over a period of less than five years (or from three to eight years for those debtors who filed before the effective date of the Debt Recovery and Bankruptcy Act and continue to be subject to the Individual Debtor Recovery Act) and will be exempted from other debts without declaring bankruptcy. To qualify, an individual delinquent debtor must have less than W500 million in debt (in the case of unsecured debt) or W1 billion in debt (in the case of secured debts), and must have regular and reliable income or have the potential to earn recurring income on an ongoing basis.
      The Debtor Recovery and Bankruptcy Act, promulgated on March. 31, 2005 and effective as of April 1, 2006, consolidated all existing bankruptcy-related laws in Korea, namely, the Corporate Reorganization Act, the Composition Act, the Bankruptcy Act and the Individual Debtor Recovery Act. See “— Description of Assets and Liabilities — Credit Exposures to Companies in Workout, Court Receivership and Composition”.

Treasury and Securities Investment
      Through relevant departments at the newly merged Shinhan Bank, we engage in treasury and securities investment business, which involves, among other things, the following activities:

•	treasury;

•	securities investment and trading;

•	derivatives trading; and

•	international business.

Recent Regulatory Changes
      The formation and operation of private equity funds were permitted as of October 5, 2004 under the Act on Business of Operating Indirect Investment and Asset. The purpose of a private equity fund is to provide diverse investment opportunities for qualified investors and to utilize funds in the market place for mergers and acquisitions or corporate restructuring. In April 2006, the Government amended the Presidential Decree of the Act on Business of Operating Indirect Investment and Asset and regulations thereunder in order to facilitate the formation and operation of private equity funds by lowering the required minimum equity investment, relaxing the mandatory investment ratio, allowing the value of the purchased shares of listed companies to be estimated by the purchase price of such shares reflecting control premium as well as its market price and allowing private equity funds to invest in non-performing loans. The key provisions of the Act on Business of Operating Indirect Investment and Asset relating to private equity funds are as follows:

•	A private equity fund is a limited partnership company that is incorporated in accordance with the Korean Commercial Code, which has not less than one general partner and not less than one limited partner.

•	The minimum value of the equity investment by limited partners is W1 billion for an individual investor or W2 billion for a legal entity.

•	Details of the private equity fund, such as its objective, name, location, term of existence, information concerning partners, a summary of the operation, shall be registered with the Financial Supervisory Service.

•	A private equity fund shall apply 50% of its assets (provided that, if the Fund (as defined under the Framework Act on Fund Management) is a partner and its method of contribution is other than as capital commitment, such contribution shall be excluded from the calculation of assets), within two years after capital injection by the partners, to (1) an investment in excess of 10% of the total number of shares issued by the target company, (2) an investment that makes it possible for the private equity fund to exercise de facto control over major corporate governance matters including appointments and dismissals of officers, (3) an investment in Investment Securities (as defined under the Act on Business of Operating Indirect Investment and Asset) issued by SOC Investment Companies (as defined under the Promotion of Social Overhead Capital Investment Act) or (4) an investment in securities or equities of Investment Purpose Companies (as defined under the Act on Business of Operating Indirect Investment and Asset) under the Act on Business of Operating Indirect Investment and Asset. In addition, a private equity fund shall hold the acquired shares for at least six months following the date of investment.

•	As a special rule, if a private equity fund meets the above requirements for investment, for ten years from the date on which such requirements are met, (1) the provisions governing holding companies as provided in the Monopoly Regulation and Fair Trade Act shall not apply and (2) the private equity fund shall not be deemed a financial holding company as provided in the Financial Holding Companies Act.
      In May 2005, the amendment to the Presidential Decree of the Act on Business of Operating Indirect Investment and Asset allowed a direct or indirect subsidiary of a financial holding company to invest as a limited partner in a private equity fund which is another direct or indirect subsidiary of the same financial holding company. Prior to such amendment, under the Financial Holding Companies Act, a direct or indirect subsidiary of a financial holding company was prohibited from acquiring the shares of another subsidiary of the same financial group.
      In addition, pursuant to the amendment of the Presidential Decree of the Act on Business of Operating Indirect Investment and Asset and regulations thereunder in April 2006, in an effort to relax the regulatory barriers to the business of operating indirect investment, when the asset management companies operate indirect investment assets, such companies are allowed to engage in trading certain derivatives or borrowing Investment Securities (as defined under the Act on Business of Operating Indirect Investment and Asset), and the maximum limit by such companies to invest in notes issued by government-invested organization and in foreign loans has increased.

Treasury
      At Shinhan Bank, the Treasury Department provides funds to all of its business operations and ensures the liquidity of Shinhan Bank’s operation and, at Chohung Bank, the Treasury & International Group provided funds to all of its business operations and ensures the liquidity of its banking operation. To secure long-term stable funds, we use fixed and floating rate notes, debentures, structured financing, and other advanced funding methods. As for overseas funding, we constantly explore the feasibility of raising funds in currencies other than the U.S. dollar, such as Japanese Yen and the Euro. In addition, Shinhan Bank makes (and prior to the merger, Chohung Bank made) call loans and borrow call money in the short-term money market. Call loans are short-term lending among banks and financial institutions in either Korean Won or foreign currencies, in amounts exceeding W100 million, with maturities of 30 days or less. Typically, call loans have maturities of one day.

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
      Prior to the merger, Chohung Bank focused on reducing risks in its securities investment portfolio. Chohung Bank had limited its investment in equity securities and discontinued its trading in equity securities in 2000 to contain its exposure to market risk.

Derivatives Trading
      We provide and trade a range of derivatives products. The derivatives products that we offer, through Shinhan Bank (and prior to the merger, also through Chohung Bank), include:

•	Interest rate swaps and futures relating to Korean Won interest rate risks and LIBOR risks, respectively;

•	Cross-currency swaps largely for Korean Won against U.S. dollars, Japanese Yen and Euros;

•	Foreign currency forwards, swaps and options;

•	Credit derivatives; and

•	KOSPI 200 indexed equity options.
      Shinhan Bank’s trading volume in terms of notional amount was W90,696 billion, W102,226 billion and W179,762 billion in 2003, 2004 and 2005, respectively, and Chohung Bank’s trading volume in terms of notional amount was W117,946 billion, W151,482 billion and W186,761 billion in 2003, 2004 and 2005, respectively. Such derivative operations have focused on addressing the needs of our corporate clients to hedge their risk exposure and back-to-back derivatives entered into to hedge our risk exposure that results from such client contracts.
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

International Business
      We are also engaged in treasury and trading and securities investment in international capital markets, principally engaged in foreign currency denominated securities trading, foreign exchange trading and services, trade-related financial services, international factoring services and foreign retail banking operations through our overseas branches and subsidiaries. Due to the volatility in the Asian capital markets since the economic and financial crisis of the late 1990’s, we had reduced our international capital markets activities and our international securities investment portfolio. We currently plan to resume these activities.

Other Banking Services
      The revenue-generating activities in other banking services of Shinhan Bank (and prior to the merger, also of Chohung Bank) consist primarily of their respective trust account management services. As a result, our discussion in this subsection will focus on our trust account management services.

Trust Account Management Services

— Overview
      Our trust account management services offer trust accounts managed by the banking operations of Shinhan Bank (or, prior to the merger, Chohung Bank) consisting primarily of money trusts. In Korea, a money trust is a discretionary trust over which (except in the case of a specified money trust) we have investment discretion (subject to applicable law) and is commingled and managed jointly for each type of trust account. The specified money trusts are established on behalf of customers who give us specific directions as to the investment of trust assets. Trust account customers are typically individuals seeking higher rates of return than those offered by bank account deposits. Because there are fewer regulatory restrictions on trust accounts than on bank account deposits, including no deposit reserve requirements, we have historically been able to offer higher rates of return on trust account products than on bank account deposits. Trust account products, however, generally require higher minimum deposit amounts compared with comparable bank account deposit products. Assets of the trust accounts are invested primarily in securities and loans, except that a greater percentage of the assets of the trust accounts are invested in securities compared to the bank accounts because trust accounts generally require more liquid assets due to their limited funding source compared to bank accounts. As a result of the recent low interest environment, we have not been able to offer attractive rates of return on our trust account products.
      Under Korean law, assets accepted in trust accounts are segregated from other assets of the trustee bank and are not available to satisfy the claims of the depositors or other creditors of such bank. Accordingly, trust accounts are accounted for and reported separately from the bank accounts. See “— Supervision and Regulation”. Trust accounts are regulated by the Trust Act, the Trust Business Act and the Act on Business of Operating Indirect Investment and Asset of Korea and most national commercial banks offer similar trust account products. We earn income from trust account management services, which is reflected in our accounts as net trust management fees. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Noninterest Income”.
      Under U.S. GAAP, generally, we have not consolidated trust accounts in our financial statements except for the Guaranteed Fixed Rate Trust Accounts or recognized the acquisition of such accounts in accordance with the purchase method of accounting due to the fact that these are not our assets but customer assets. As of December 31, 2003, 2004 and 2005, under Korean GAAP, Shinhan Bank had total trust assets of W14,472 billion, W14,099 billion and W15,386 billion, respectively, comprised principally of securities investments of W5,425 billion, W4,855 billion and W5,422 billion, respectively, and loans in the principal amount of W280 billion, W357 billion and W291 billion, respectively. Securities investments consisted of corporate bonds, government-related bonds and other securities, primarily commercial paper. As of December 31, 2003, 2004 and 2005 under Korean GAAP, equity securities constituted 5.9%, 6.0% and 4.3%, respectively, of our total trust assets. Loans made by trust accounts are similar in type to those made by our bank accounts, except that they are made only in Korean Won. As of December 31, 2003, 2004 and 2005, under Korean GAAP, approximately 84.6%, 65.1% and 68.5%, respectively, of the amount of loans from the trust accounts were collateralized or guaranteed. In making investment from funds received for each trust account, each trust product maintains investment guidelines applicable to each such product which sets forth, among other things, company, industry and security type limitations.
      As of December 31, 2003, 2004 and 2005, under Korean GAAP, Chohung Bank had total trust assets of W4,262 billion, W4,634 billion and W6,289 billion, respectively, comprised principally of securities investments of W3,746 billion, W3,361 billion and W3,455 billion, respectively, and loans in the principal amount of W150 billion, W59 billion and W86 billion, respectively. Securities investments consisted of corporate bonds, government-related bonds and other securities, primarily commercial papers. As of December 31, 2003, 2004 and 2005, under Korean GAAP, equity securities constituted 10.5%, 10.1% and 7.0%, respectively, of our total trust assets. Loans made by trust accounts are similar in type to those made by our bank accounts, except that they are made only in Korean Won. As of December 31, 2003, 2004 and 2005, under Korean GAAP, approximately 39.9%, 84.3% and 93.0%, respectively, of the amount of loans from the trust accounts were collateralized or guaranteed. In making investment from funds received for each trust account, each trust product maintains investment guidelines applicable to such product which sets forth, among other things, issuer, industry and security type limitations.
      The balance of the money trusts managed by our trust account business was W9,837 billion as of December 31, 2005 under Korean GAAP, showing an increase of 4.3% compared to W9,412 billion as of December 31, 2004, consisting of W6,175 billion with Shinhan Bank and was W3,662 billion with Chohung Bank.

— Trust Products
      Our trust account management services offer individuals primarily two basic types of money trust accounts: guaranteed fixed rate trusts and variable rate trusts.

•	Guaranteed Fixed Rate Trust Accounts. Guaranteed fixed rate trust accounts offer customers a fixed-rate of return and guaranteed principal. We receive any amounts remaining after taking into account the guaranteed return and all expenses of the trust accounts, including provisions for valuation losses on equity securities, loan losses and special reserves. We maintain two types of guaranteed fixed rate trust accounts: general unspecified money trusts and development money trusts. Korean banks, including Shinhan Bank (and, prior to the merger, Chohung Bank), have been restricted from establishing new general unspecified money trusts since January 1, 1996, and development money trusts effective January 1, 1999. As a result, the size of general unspecified money trusts and development money trusts has decreased substantially and most of development money trusts matured by the end of 2001 and most of general unspecified money trusts matured by the end of 2002. As of December 31, 2003, 2004 and 2005, under Korean GAAP, Shinhan Bank’s development money trusts amounted to W0.2 billion, W0.04 billion and W0.04 billion, respectively, and general unspecified money trusts amounted to an aggregate of W0.3 billion, W0.2 billion and W0.2 billion, respectively. As of December 31, 2005, under Korean GAAP, Chohung Bank’s development trusts had no outstanding balance and general unspecified money trusts amounted to an aggregate of W9.1 billion. See Note 35 of our consolidated financial statements in “Item 18. Financial Statements — Notes to consolidated financial statements of Shinhan Financial Group”.

•	Variable Rate Trust Accounts. Variable rate trust accounts are trust accounts for which we do not guarantee the return on the trust account but, in certain instances described below, the principal of the trust account is guaranteed. In respect of variable rate trust accounts, we are entitled to receive fixed rate of trust fees. We also receive fees upon the termination of trust accounts prior to their stated maturities. However, the recent trend has been to offer products with stated maturities that are significantly shorter than those offered in the past, resulting in lower fees from early termination.
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
      Korean banks are currently allowed to guarantee the principal of the following types of variable rate trust account products: (i) existing individual pension trusts, (ii) new individual pension trusts, (iii) existing retirement pension trusts, (iv) new retirement pension trusts, (v) pension trusts and (vi) employee retirement benefit trusts.
      Payments from Bank Accounts to Guaranteed Fixed Rate Trust Accounts. If income from a guaranteed fixed rate trust account is insufficient to pay the guaranteed amount, such deficiency must be satisfied from (i) first, special reserves maintained in such trust accounts, (ii) secondly, trust fees and (iii) lastly, funds transferred from the bank accounts of Shinhan Bank (or, prior to the merger, Chohung Bank), as the case may be. Chohung Bank recorded zero or a negligible amount of such obligations as of December 31, 2003, 2004 and 2005. Shinhan Bank made no such payments from its bank accounts to cover such deficiencies during 2003, 2004 and 2005, primarily due to a decrease in the balance of Shinhan Bank’s guaranteed fixed rate trust accounts, which resulted from the legal prohibition against providing such accounts beginning in 1996 with respect to general unspecified money trusts and beginning in 1999 for development money trusts, as well as the improving economic condition in Korea. The decrease in the balance of Shinhan Bank’s guaranteed fixed rate trust accounts, in turn, has generally translated into a decrease in non-performing credits. There can be no assurance, however, that such transfers will not be required in the future.

— Distribution Channels and Marketing
      We distribute our trust products primarily through the branch network of our retail banking services. See “— Our Branch Network and Distribution Channels” above.

— Recent Regulatory Developments
      Under the Act on Business of Operating Indirect Investment and Asset, which took effect on January 5, 2004, all banks engaged in the money trust business (except for specified money trust business) based on their approval received under the Trust Business Act must qualify as an asset management company by July 5, 2004 and will not be permitted to offer unspecified money trust products after such date (except under certain limited circumstances). Once a bank qualifies as an asset management company under the Act on Business of Operating Indirect Investment and Asset, such bank may continue to engage in the investment trust business as long as it is limited to investment trust products and does not include unspecified money trust products. As a result, we ceased offering unspecified money trust account products from our banking subsidiaries and instead began to offer products developed by our asset management business that fulfills the requirements as an asset management company.

Securities Brokerage Services

Overview
      Through Good Morning Shinhan Securities, our securities brokerage subsidiary, we provide a full range of brokerage services, including investment advice and financial planning, to our retail customers as well as international and institutional brokerage services to our corporate customers. As of December 31, 2005, our market share was approximately 5.62% in the Korean equity brokerage market and is ranked seventh in the industry in terms of brokerage volume.

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

•	Retail Business Division provides equity and bond brokerage, investment advisory and financial planning services to retail customers, with a focus on high net worth individuals. In 2005, revenues generated by the Retail Business Division represented approximately 58.8% of total revenues of our Securities Brokerage Services in 2005. The Retail Business Division earns fees by managing client assets as well as commissions as a broker for our clients in the purchase and sale of securities. In addition, we generate net interest revenue by financing customers’ securities transactions and other borrowing needs through security-based lending and also receive commissions and other sales and service revenues through the sale of proprietary and third-party mutual funds.

•	Institutional & International Client and Research Division offers a variety of brokerage services, including brokerage of corporate bonds, futures and options, to our institutional and international customers. In addition, through our research center with more than 50 research analysts, we produce equity, bonds and derivatives research to serve both institutional and international investor clients.

•	Capital Markets Division offers a wide array of investment banking services, including selling institutional financial products and trading equity and derivatives and, to a lesser extent, M&A advisory and underwriting, to our corporate customers.

Other Services
      Through our other operating subsidiaries, we also provide leasing and equipment financing, investment trust management, regional banking and investment banking and advisory services. In addition, we have also established a bancassurance joint venture to offer life insurance and other insurance-related products and services following deregulation of this industry in September 2003. In December 2005, we also acquired a life insurance company to offer a diversified range of life insurance products in addition to bancassurance services. See “— Life Insurance” below.

Leasing and Equipment Financing
      We provide leasing and equipment financing services to our corporate customers through Shinhan Capital, our leasing subsidiary. Established as a leasing company in 1991, Shinhan Capital provides customers with leasing, installment financing and new technology financing.
      As of December 31, 2005, Shinhan Capital’s total assets were W1,401 billion, showing a W80 billion increase from the previous year. In particular, our operating assets increased from W1,061 billion in 2003 to W1,091 billion in 2004 and to W1,287 billion in 2005. We believe that our strength is in leasing of ships, printing machines, automobiles and other specialty items. We continue to diversify our revenue base from this business by expanding our services, as demonstrated by our acting as corporate restructuring company for financially troubled companies beginning in 2002 and financing provided to real estate projects and infrastructure investments. Shinhan Capital’s profitability continued to improve and stabilize gradually over the past few years. Shinhan Capital’s operating income increased from W145 billion in 2003 to W221 billion in 2004 and W222 billion in 2005, and its net income increased from W16 billion in 2003 to W23 billion in 2004 and W37 billion in 2005.

Investment Trust Management Services
      In addition to personalized asset management services provided by our private banking and securities brokerage services, we also provide our customers with investment trust services through Shinhan BNP Paribas Investment Trust Management, our 50:50 joint venture with BNP Paribas, and through SH Asset Management, previously known as Chohung Investment Trust Management Co., Ltd. These companies offer a broad range of asset management products and services such as beneficiary certificates, mutual funds, closed-end funds and separately managed accounts to domestic institutional, high net worth and retail clients. As a joint venture with BNP Paribas Asset Management, Shinhan BNP Paribas ITMC intends to focus on providing products using the skills of BNP Paribas while SH Asset Management will focus on local market products.
      The asset management industry in Korea is under transformation since the enactment of the “Act on Business of Operating Indirect Investment and Asset” in 2004 which deregulated many restrictions on investment assets and improved investors’ rights in various ways. With improved corporate governance structure and transparency, more investors started to show interest on the asset management industry’s products as an alternative form of investment. Such move, especially among retail customers, became possible as the interest rate continues to be low and the government adopted several measures to hold down real estate prices. Accordingly, Shinhan BNP Paribas Investment Trust Management’s total assets under management grew from W6,071 billion as of the end of 2004 to W7,353 billion as of the end of 2005 and SH Asset Management, formerly known as Chohung Investment Trust Management Co., Ltd., from W6,427 billion as of the end of 2004 to W7,788 billion as of the end of 2005. Although competition among asset management companies in Korea has intensified, Shinhan BNP Paribas ITMC and SH Asset Management seek to maintain profitability by providing high quality services to local customers.

Regional Banking Services
      In April 2002, pursuant to a stock purchase agreement with Korea Deposit Insurance Corporation, we acquired a majority interest in Jeju Bank, which is engaged in providing commercial banking services on a regional basis, primarily on Jeju Island of Korea, through its network of 32 branches. As of December 31, 2005, Jeju Bank had total assets, total liabilities and total stockholders’ equity of W2,051 billion, W1,932 billion and W119 billion, respectively.

Investment Banking and Advisory Services
      In addition to the investment banking services provided by the Investment Banking Department of Shinhan Bank (and prior to the merger, also the Investment Banking Division of Chohung Bank) and the Capital Markets Division of Good Morning Shinhan Securities, we also provide a variety of investment banking and advisory services through Shinhan Macquarie Financial Advisory, our 51:49 joint venture with Macquarie Bank of Australia. The advisory services offered by Shinhan Macquarie Financial Advisory (“SMFA”) include project and infrastructure finance, capital and debt raisings, corporate finance advisory, structured finance, mergers and acquisitions, cross-border leasing and infrastructure and specialized fund management advisory services. Since its inception SMFA has grown to become one of the leading infrastructure-related financial advisory companies. During the year ended December 31, 2005, we derived total revenues of W24.5 billion from advisory activities.

Bancassurance
      Since the deregulation of the Korean bancassurance market in September 2003, SH&C Life Insurance, our 50:50 joint venture with Cardif S.A., an insurance arm of the BNP Paribas Group, has developed various bancassurance products for our customers. In 2003 and 2004, the volume of bancassurance market grew significantly as the banks took aggressive steps to establish market shares, but this growth slowed in 2005 due to substantial market penetration. As a result of such steps, the total sales volume of the banks in Korea from initial insurance premium increased from W399 billion in 2003 to W2,255 billion in 2004 and to W2,395 billion in 2005, which represented approximately 47.8% of the total new sales volume of life insurance in Korea during 2005. Regulatory restrictions on the bancassurance products may be further liberalized in the future, which may lead to further growth of the bancassurance market. In response, the traditional insurance companies with low penetrations in the bancassurance business have collectively lobbied for new regulatory restrictions on bancassurance business, which may significantly affect the growth of the banks’ revenue from the bancassurance business in 2006.
      During the growth of the bancassurance industry in 2004, largely due to synergy effects from our group-wide marketing and sales channels, SH&C Life Insurance ranked fourth among companies in Korea offering bancassurance products in terms of the number of policies sold and recorded profit after two years of losses since its inception.

Life Insurance
      Shinhan Life Insurance, a mid-tier insurance company with diversified distribution channels with balanced growth in the number of financial planners, telemarketers, account managers and bancassurance specialists, became our subsidiary on December 13, 2005. Shinhan Life Insurance has a leading telemarketing channel in the industry.
      As of December 31, 2005, Shinhan Life Insurance’s total assets were W5,129.3 billion, which increased from W4,056 billion as of December 31, 2004 and W3,205 billion as of December 31, 2003. Based on the insurance premium received during its fiscal year 2005, Shinhan Life Insurance ranked sixth among the 22 life insurance companies in Korea.
      We expect the insurance premium received by Shinhan Life Insurance to increase as a result of growing demands for both investment-type and annuity-type products and potential synergy effects from interactions between Shinhan Life Insurance and our other subsidiaries.

Loan Collection and Credit Reporting
      In order to centralize our loan collection, on July 8, 2002, we established Shinhan Credit Information Co. Ltd., our wholly-owned subsidiary engaged in credit collection and credit reporting. Shinhan Credit Information is capable of managing and collecting bad loans generated by our subsidiaries to improve our overall asset quality. We plan to expand Shinhan Credit Information’s services to such areas as credit reporting, credit inquiry, credit card rating, civil application/petition services, lease and rental research and advisory and consulting services related to non-performing loan management. For the year ended December 31, 2005, our total revenues from this operation were W24 billion.

Internet Portal Financial Services
      In 2001, we established e-Shinhan Inc., a joint venture with The Boston Consulting Group to offer high-quality internet financial services. Through its portal site, www.emoden.com, e-Shinhan offers an integrated account aggregation service that enables the user to see all of his or her accounts at a glance, an electronic accounting service that keeps track of all the user’s financial transactions, an investment clinic service and a financial supermarket service that helps users to choose the financial products that best meet their needs. To offer high quality financial portal service, we concluded business ties with “Yodle” of the U.S., the world’s leading account aggregation provider. At a shareholders meeting in August 2005, we resolved to liquidate e-Shinhan in light of the less-than-earlier volume in financial transactions attributable partly to the real-name regulatory requirements for online financial transactions, as well as the lower-than-expected brand recognition of e-Shinhan among the online customers in general. Following the liquidation of e-Shinhan in November 2005, we discontinued providing the following Internet-based electronic banking services: account consolidation, online bookkeeping, personalized financial management and corporate financial information portal management, among others. However, we do not believe the liquidation of e-Shinhan will have a material impact on the existing electronic banking services provided by our subsidiaries which are currently being provided at a competitive level. Furthermore, we believe our electronic banking services may be expanded by creating a financial network account that consolidates the different financial services provided by our subsidiaries and otherwise focuses on the potential synergy from linking the various services provided by our subsidiaries.
Information Technology
      We believe that a sophisticated information technology system is crucial in supporting our operations management and providing high quality customer service. We employ a total of approximately 1,070 employees and plan to spend approximately W560 billion in connection with updating and integrating our information technology system by the end of 2006.
      In order to maximize synergy among our subsidiaries, we are currently continuing to build and implement a single enterprise information technology system known as “enterprise data warehouse” for our subsidiaries. In addition, we are currently continuing to upgrade the information technology systems for each of our subsidiaries to enhance the quality of our customer service specific to such subsidiary. We currently expect to complete the integration and upgrade of information technology system for our merged bank by the end of 2006. We are currently in the planning stage for the implementation of improved systems for our other subsidiaries, including Shinhan Card and Shinhan Life Insurance, with 2009 as the target completion date.
      We plan to continue our efforts to improve our information technology systems by taking the following initiatives:

•	building a customer-oriented system to provide customers with diversified and customized financial services;

•	establishing a flexible platform which can quickly adapt to new financial products and services;

•	introducing a group-wide strategic enterprise management system designed to facilitate swift managerial response;

•	empowering the sales operation by a group-wide integrated enterprise data warehousing system and a group-wide integrated customer relationship management system, which are designed to provide us with comprehensive customer information, including transaction history, and thereby allow us to identify potential marketing and cross-marketing opportunities;

•	further upgrading our information system in respect of the New Basel Capital Accord (Basel II), the initial layout for which was completed in March 2006;

•	upgrading our information reporting system to enable us to monitor our internal control and to test its effectiveness and to enable us to comply with Section 404 of the Sarbanes-Oxley Act; and

•	developing IT functions to improve comprehensive back office functions, including deposit taking, lending and foreign exchange activities, at the branch office level.
      Our information technology system for each of our subsidiaries is currently backed up on a real time basis. We have established a completely duplicative back-up IT system in different locations in Korea, depending on the subsidiary, to provide a back-up system in the event of any system failure of our primary information technology center located in the suburbs of Seoul. See “— Properties”. We believe that, when the integration of the subsidiaries’ back-up systems is completed by the end of 2006 as currently planned, our information technology system at the group level will be able to fully resume operation within an hour even in the case of a complete disruption of the information technology system at our headquarters.
Competition
      We compete principally with other national commercial banks in Korea, but also face competition from a number of additional entities, including regional banks, Korea’s specialized banks and branches and subsidiaries of foreign banks operating in Korea, as well as various other types of financial service institutions, including savings institutions (such as mutual savings and finance companies and credit unions and credit cooperatives), investment institutions (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. Regulatory reforms in the Korean banking industry have increased competition among banks for deposits, generally leading to lower margins from lending activities. Prior to the beginning of the economic crisis in Korea in late 1997, there were 26 commercial banks, three development banks and four specialized banks. Due in part to the economic crisis, as of December 31, 1999, there were 17 commercial banks, two development banks and four specialized banks. Of these, two commercial banks were recapitalized by the Government. During 1999, four mergers were consummated and, in the first half of 2000, Korea First Bank sold its controlling interest to a foreign investor. In 2001, H&CB and Kookmin Bank merged to create the largest Korean bank in terms of assets. Also in 2001, Woori Bank restructured itself as a financial holding company and significantly realigned its businesses and products to compete with other larger banks in Korea. In December 2002, Hana Bank merged with Seoulbank. In 2003, Lone Star acquired a controlling interest in Korea Exchange Bank. In May 2004, Citibank, through its affiliate, completed a tender offer pursuant to which it purchased a substantial majority interest in KorAm Bank. In September 2004, KorAm Bank was renamed Citibank Korea. In April 2005, Standard Chartered Bank completed its acquisition of Korea First Bank, the seventh largest commercial bank in Korea in terms of asset size. In addition, in 2006, Kookmin Bank has entered into a definitive agreement to acquire Korea Exchange Bank from Lone Star pending regulatory approval. We believe that the financial industry in Korea, including banking, will continue to experience consolidation among institutions leading to increased competition in all areas in which we operate.

      As of December 31, 2005, Shinhan Bank and Chohung Bank were ranked fourth and sixth largest, respectively, in terms of total assets among Korean commercial banks based on information published by the Financial Supervisory Commission. Following the merger in April 2006, the newly merged Shinhan Bank is ranked second, after Kookmin Bank, in terms of total assets. In March and May 2005, Korea Deposit Insurance Corporation sold its controlling interests in Korea Investment Trust Company and Daehan Investment Trust Company, which had been acquired and recapitalized by the Korea Deposit Insurance Corporation on behalf of the Korean government due to the financial difficulties these companies were experiencing, to Dongwon Financial Holdings and Hana Bank, respectively. Dongwon Financial Holdings is the third financial holding company to be launched in Korea, and Hana Bank is currently the fourth largest commercial bank in Korea in terms of asset size. As a result, competition in the Korean financial and banking industry, in particular for high net worth and high profit customers, has intensified.
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
Loans
      As of December 31, 2005, our total gross loan portfolio was W105,848 billion, which represented an increase of 9.0% from W97,080 billion at December 31, 2004. The increase in the portfolio primarily reflects an increase in the mortgage and home equity loans and other commercial loans.

Loan Types
      The following table presents our loans by type for the periods indicated. Except where specified otherwise, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,

	2001		2002		2003		2004		2005

	(In billions of Won)
Corporate
Commercial and industrial(1)	W	13,459	W	15,800	W	35,617	W	35,653	W	35,728
Other commercial(2)		6,748		9,352		17,378		17,988		21,409
Lease financing		598		636		1,091		981		754

Total — Corporate		20,805		25,788		54,086		54,622		57,891

Consumer
Mortgages and home equity		7,253		11,539		20,517		22,180		25,840
Other consumer(3)		3,537		4,962		14,580		15,546		17,875
Credit cards		2,070		2,763		6,112		4,732		4,242

Total — Consumer		12,860		19,264		41,209		42,458		47,957

Total gross loans(4)	W	33,665	W	45,052	W	95,295	W	97,080	W	105,848

Notes:

(1)	Consists primarily of working capital loans, general purpose loans, bills purchased, trade-related notes and inter-bank loans.

(2)	Consists primarily of privately placed bonds, credit facility drawdowns and purchases of commercial paper or notes at a discount from its customers with recourse.

(3)	Consists of general unsecured loans and loans secured by collateral other than housing to retail customers.

(4)	As of December 31, 2003, 2004 and 2005, approximately 71.9%, 89.4% and 90.6% of our total gross loans, respectively, were Won-denominated.

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

Twenty Largest Exposures by Borrower
      As of December 31, 2005, our twenty largest exposures, consisting of loans, securities and guarantees and acceptances, totaled W24,446 billion and accounted for 17.08% of our total exposures. The following table sets forth, as of December 31, 2005, our total exposures to these top twenty borrowers.

													Amounts of
													Impaired
													Loans and
	Loans in		Loans in						Guarantees				Guarantees
	Won		Foreign		Equity		Debt		and				and
Company	Currency		Currency		Securities		Securities		Acceptances		Total Exposure		Acceptances

	(In billions of Won)
The Bank of Korea	W	—	W	—	W	—	W	6,100	W	—	W	6,100	W	—
Ministry of Finance and Economy		—		—		—		4,501		—		4,501		—
Korea Deposit Insurance Corporation		33		—		—		3,805		—		3,838		—
Korea Development Bank		—		—		—		1,137		—		1,137		—
Kookmin Bank		46		—		13		732		—		791		—
Samsung Electronics		—		584		180		—		22		786		—
Military Mutual Aid Association		691		—		—		—		—		691		—
SK Networks(1)		253		73		240		7		97		670		424
Industrial Bank of Korea		—		—		2		668		—		670		—
Samsung Card		395		20		—		194		5		614		—
Kia Motors		49		368		1		103		34		555		—
Korea Highway Corporation		—		—		—		551		—		551		—
Woori Bank		1		4		1		538		—		544		—
Korea Asset Management Corporation		—		—		14		510		—		524		—
Korea Exchange Bank		—		—		3		467		—		470		—
Hana Bank		—		10		—		416		—		426		—
Hyundai Motors		21		282		20		—		94		417		—
SK Corporation		69		72		132		43		82		398		—
National Agricultural Cooperative Federation		—		—		21		368		—		389		—
LG Electronics		—		331		7		24		12		374		—

Total	W	1,558	W	1,744	W	634	W	20,164	W	346	W	24,446	W	424

Note:

(1)	Includes its remaining offshore subsidiaries, SK Networks Hong Kong and SK Networks Europe.

Exposure to Chaebols
      As of December 31, 2005, 7.83% of our total exposure was to the twenty-nine largest chaebols. The following table shows, as of December 31, 2005, our total exposures to the ten chaebol groups to which we have the largest exposure.

													Amounts of
													Impaired
													Loans and
	Loans in		Loans in						Guarantees				Guarantees
	Won		Foreign		Equity		Debt		and		Total		and
Chaebol	Currency		Currency		Securities		Securities		Acceptances		Exposure		Acceptances

	(In billions of Won)
Samsung	W	506	W	970	W	357	W	218	W	191	W	2,242	W	—
Hyundai Motors		576		826		25		240		251		1,918		—
SK		482		255		406		87		230		1,460		424
LG		229		696		52		55		120		1,152		—
Lotte		195		43		1		217		117		573		—
Doosan		159		47		3		—		202		411		—
Hyundai Heavy Industries		1		24		1		—		340		366		—
LS		39		52		2		5		263		361		—
Hanhwa		132		40		9		20		78		279		—
Hyosung		63		108		—		48		43		262		—

Total	W	2,382	W	3,061	W	856	W	890	W	1,835	W	9,024	W	424

Exposure to LG Card
      LG Card, one of Korea’s largest credit card companies, has experienced significant liquidity and asset quality problems in recent years. In November 2003, the creditor banks of LG Card (including Shinhan Bank and Chohung Bank) agreed to provide a new W2 trillion credit facility, secured by credit card receivables, to enable LG Card to resume cash operations. Our portion of this commitment was W216.7 billion, consisting of W113.7 billion for Shinhan Bank and W103 billion for Chohung Bank. The maturity of this credit facility was extended in March 31, 2005 to December 31, 2005, and it was repaid in four equal installments over the course of one year following December 31, 2005. Certain of LG Card’s creditor banks (including our subsidiaries) also agreed to extend the maturity of a portion of LG Card’s debt coming due in 2003 for one year, after the chairman of LG Group pledged his personal stake in LG Corporation, the holding company for the LG Group, LG Investment & Securities and LG Card as collateral to offset future losses of LG Card.
      After the failure to auction LG Card to a buyer in December 2003, the principal creditors of LG Card tentatively agreed to a rescue plan in January 2004 under which the Korea Development Bank would acquire a 25% (subsequently adjusted to 26%) interest in LG Card and the other creditors would collectively acquire a 74% (subsequently adjusted to 73%) ownership interest following the completion of several debt-to-equity swaps contemplated for 2004. In addition, the creditors agreed to form a normalization steering committee for LG Card to oversee LG Card’s business operations. An extraordinary shareholders’ meeting of LG Card was held in March 2004 and a new chief executive officer as well as directors nominated by the normalization steering committee were elected. In February 2004, the creditors exchanged indebtedness of W954 billion (including our portion of W77.5 billion) for shares constituting 54.8% of the outstanding share capital of LG Card. LG Group also funded an additional W800 billion to LG Card (in addition to a W200 billion capital contribution made in December 2003). In March 2004, the LG Group and the Korea Development Bank provided additional liquidity of W375 billion and W125 billion, respectively. In May 2004, LG Card completed a capital write-down of 97.7% of its outstanding common stock, which included the W954 billion converted into equity by the creditors in February 2004 (including our portion of W77.5 billion). In July 2004, the creditors also converted an additional W954 billion of indebtedness into equity of LG Card (including our portion of W77.5 billion) and W1.59 trillion of new loans extended to LG Card (including our portion of W154.4 billion) into equity of LG Card. In January 2005, the LG Group and the creditor banks converted an additional W1 trillion in the aggregate (including W25.3 billion for Shinhan Bank and W23.0 billion for Chohung Bank for our aggregate portion of W48.3 billion) into equity. In addition, the creditor banks also reduced the interest rate on existing credit facility of LG Card in the aggregate amount of W1 trillion from 7.5% per annum to 5.5% per annum and further extended the maturity of the credit facility to December 2006, subject to four equal quarterly installment repayments in 2006. In addition, the terms of the collateral for this facility was amended. Prior to this amendment, the creditor financial institutions were entitled to receive the cash inflows from collection on such collateral. LG Card was not required to maintain a minimum collateral ratio or to enhance its credit support through the provision of additional collateral. Thus, there was no guarantee against losses to the extent that collection results in a shortfall of the principal amount of the credit extended. As a result of the amendment, however, LG Card is entitled to the cash received from collection on condition that LG Card maintains a minimum collateral ratio of 105%. In March 2005, LG Card also completed a capital write-down of 81.8% of its outstanding common stock, which included the W2,417 billion of equity held by the creditors (including our portion of W216 billion). In April 2006, we submitted a letter of intent indicating our wish to participate in the bidding for the controlling equity stake in LG Card. Subsequently, we were selected as one of the potential bidders and as of the date of this offering circular, we are currently conducting due diligence to evaluate our bid for LG Card.
      As of December 31, 2005, our total exposure to LG Card was W364 billion, including W136 billion of loans, W33 billion of debt securities and W195 billion of equity securities. We made an allowance for loan losses of W0.7 billion for the loans. As a result of the satisfactory progress on scheduled debt restructuring of LG Card, we recorded reversal of loan loss provisions of W12 billion and recognized securities impairment losses of W7 billion in respect of our exposures to LG Card. In connection with the LG Card rescue plan, Shinhan Bank transferred W10 billion of exposure in its performance-based trust account to the bank account in January 2004 and Chohung Bank also transferred W30 billion of exposure in its performance-based trust account to the bank account in February 2004, resulting in an increase in our total exposure to LG Card. These exposures were included in our credit exposure that was converted into equity in connection with the rescue plan of LG Card as described above.
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
      As of the date hereof, the creditors of LG Card held in the aggregate 103,287,662 shares, representing 82.39% of total issued and outstanding shares of LG Card of 125,369,403 shares, including 8,960,005 shares of LG Card, representing 7.14% of total issued and outstanding shares. In August 2005, the creditors of LG Card resolved to sell up to 90,364,299 shares, including 8,312,240 shares held by us, by way of an auction conducted by the creditors, with Korea Development Bank taking the lead role. The current plan is for the creditors to sell at least 51% to a successful bidder with a view to transferring control in LG Card to the purchaser. The proposed timetable for this auction is subject to change pending negotiations with multiple bidders. It is expected that a preliminary, preferred bidder(s) will be selected in the second half of 2006. We, together with our competitors in the Korean financial market, have participated in this auction to purchase control of LG Card.

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

      The following table shows, as of December 31, 2005, the breakdown of our total exposure to credit card companies.

			Securities
			Issued
			Through
			Asset-
			Backed				Loans in		Guarantees		Loans in
	Debt		Securiti-		Equity		Won		and		Foreign
Company	Securities		zation(1)		Securities		Currency		Acceptances		Currency		Total

	(In billions of Won)
Samsung Card(2)	W	194	W	281	W	—	W	395	W	5	W	20	W	895
LG Card		2		31		195		136		—		—		364
Hyundai Card		—		150		—		20		—		—		170
Lotte Card		129		—		—		19		—		—		148
KDB Capital(3)		—		—		—		20		—		—		20

Total	W	325	W	462	W	195	W	590	W	5	W	20	W	1,597

Notes:

(1)	Securities issued by special purpose vehicles of credit card companies, established with credit card receivables as underlying assets. In general, these special purpose vehicles are entitled to credit or collateral support from such credit card companies.

(2)	Samsung Card recorded net loss of W1,301 billion in 2005, despite a turnaround beginning in the second half of 2005. In the first quarter of 2006, Samsung Card recorded net income of W76 billion.

(3)	KDB Capital is a subsidiary of Korea Development Bank, which is owned and controlled by the Korean government.
      As of December 31, 2005, we had loans outstanding to credit card companies in the aggregate principal amount of W610 billion. Despite the recent financial difficulties of certain credit card companies, our loans to these credit card companies, except LG card, are considered performing in accordance with our internal credit rating methodology, and therefore we have not recognized a specific allowance for loan losses against these. In light of the improvement in the asset quality of the credit companies in general, we believe our general allowance of W1 billion against the performing element of the corporate loan portfolio in total is sufficient to cover any incurred losses within these specific loans.
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
      As a result of this corporate restructuring, we owned 9.54% of common shares of SK Networks (or 9.87% of total equity ownership in SK Networks including the Redeemable Preferred Stock) as of December 31, 2005.

      As of December 31, 2005, 1.02% of our total exposure was to the member companies of the SK Group. The following table shows, as of December 31, 2005, the breakdown of our total exposure by member companies of the SK Group.

													Amounts of
													Impaired
													Loans and
	Loans in		Loans in						Guarantees				Guarantees
	Won		Foreign		Equity		Debt		and		Total		and
Company	Currency		Currency		Securities		Securities		Acceptances		Exposure		Acceptances

	(In billions of Won)
SK Networks	W	253	W	73	W	240	W	7	W	97	W	670	W	424
SK Corporation		69		72		132		43		82		398		—
K Power Co., Ltd.		59		—		—		—		—		59		—
SK Telecom Co., Ltd.		1		—		33		20		—		54		—
SK Chemical		10		18		—		3		21		52		—
SK C&C Co., Ltd.		40		—		—		—		2		42		—
SKC Co., Ltd.		5		11		—		15		2		33		—
SK Gas Co., Ltd (Kim Se Kwang)		3		24		—		—		—		27		—
SK Gas Co., Ltd.		—		27		—		—		—		27		—
SK Shipping		—		19		—		—		—		19		—
Walkerhill		6		—		—		—		8		14		—
SK Construction		—		—		—		—		13		13		—
Choongnam City Gas. Co., Ltd.		7		—		—		—		—		7		—
Daehan City Gas Co., Ltd.		7		—		—		—		—		7		—
Pohang City Gas		6		—		—		—		—		6		—
Pusan City Gas		5		—		—		—		—		5		—
Dong Shin Pharm, Co., Ltd.		—		3		—		—		1		4		—
Global Shipbuilding SA		—		4		—		—		—		4		—
Champion Shipbuilding SA		—		4		—		—		—		4		—
SK Telesys		—		1		—		—		2		3		—
Chonnam City Gas Co., Ltd.		3		—		—		—		—		3		—
InnoAce Co., Ltd.		2		—		—		—		—		2		—
In2gen		2		—		—		—		—		2		—
SK Sitech		—		—		—		—		2		2		—
Infosec Co., Ltd.		1		—		—		—		—		1		—
Kangwon Gas		1		—		—		—		—		1		—

Total	W	480	W	256	W	405	W	88	W	230	W	1,459	W	424

      As of December 31, 2005, our total exposure outstanding to SK Networks alone was W670 billion, or 0.47% of our total exposure, consisting of W326 billion in loans, W7 billion in debt securities, W240 billion in equity securities and W97 billion in guarantees and acceptances. Of our total loans outstanding to SK Networks, W24 billion was secured. For the unsecured loans of W302 billion, we made allowance for loan losses of W20 billion. With respect to the guarantees and acceptances outstanding, we made allowances of W6 billion. As of December 31, 2005, we had no exposure outstanding to SG Wicus Corporation.
      In addition, as of December 31, 2005, our total exposure outstanding to SK Corporation, the controlling company of the SK Group, was W398 billion, or 0.28% of our total exposure, consisting of W141 billion in loans, W132 billion in equity securities, W43 billion in debt securities and W82 billion in guarantees and acceptances. We classify loans and guarantees and acceptances to other SK Group companies, including SK Corporation, as performing in accordance with our internal credit rating methodology and therefore no specific allowance is made against these loans or guarantees and acceptances. Our management believes the general allowance of W0.9 billion against the performing element of the corporate loan portfolio in total is sufficient to cover any incurred losses within this portfolio, including those loans to companies within the SK Group, including SK Corporation and excluding SK Networks. See “Item 3. Key Information — Risk Factors — Risks Relating to our banking business — We have significant exposure to SK Networks which is experiencing financial difficulties that it concealed through accounting irregularities and which is in a workout program. If this program is not satisfactorily resolved, it may have a material adverse effect on us”.

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
      As of December 31, 2005, 0.3% of our total exposure was to the member companies of the Ssangyong Group. The following table shows, as of December 31, 2005, the breakdown of our total exposure by member companies of the Ssangyong Group.

													Amounts of
													Impaired
													Loans and
	Loans in		Loans in						Guarantees				Guarantees
	Won		Foreign		Equity		Debt		and		Total		and
Company (1)	Currency		Currency		Securities		Securities		Acceptances		Exposure		Acceptances

	(In billions of Won)
Ssangyong Corporation	W	3	W	91	W	49	W	—	W	78	W	221	W	172
Ssangyong Cement Industrial		87		—		87		—		—		174		—
Ssangyong Engineering & Construction		—		4		6		14		5		29		—
Ssangyong Resources Development Co., Ltd.		2		—		—		—		—		2		—

Total	W	92	W	95	W	142	W	14	W	83	W	426	W	172

Note:

(1)	Includes domestic and overseas subsidiaries of each company.
      In July 2003, the committee of creditors participating in the workout program of Ssangyong Cement Industrial approved a plan to (i) extend new credits of W150 billion to provide additional liquidity, of which Chohung Bank’s portion was W50 billion, all of which are entitled to priority in repayment as agreed by the creditors committee, (ii) debt-to-equity swap of W573 billion, in which we did not participate, and (iii) extend the maturity for repayment of principal from December 2003 to December 2005. Ssangyong Cement exited the workout in November 2005. As of December 31, 2005, our total exposure to Ssangyong Cement Industrial amounted to W174 billion, of which W0 billion was classified as impaired. As of December 31, 2005, allowance for loan losses and guarantees and acceptances with respect to our loans and guarantees and acceptances to Ssangyong Cement Industrial was W0.2 billion.
      In August 2003, the committee of creditors participating in the workout program of Ssangyong Corporation approved a plan to (i) conduct a 5-to-1 capital reduction of existing shares of Ssangyong Corporation (including minority share ownership and shares obtained through debt-to-equity swaps) and (ii) subsequently enter into an additional debt-to-equity swap of loans in the aggregate principal amount of approximately W121 billion, including W80 billion of our loans consisting of W80 billion from Chohung Bank and W0.4 billion from Shinhan Bank. As of December 31, 2005, our total exposure to Ssangyong Corporation (including its overseas offices in Hong Kong, Japan and Singapore) amounted to W221 billion. Of our total loans and guarantees and acceptances to Ssangyong Group, W172 billion was classified as impaired. As of December 31, 2005, allowance for loan losses and guarantees and acceptances with respect to our loans and guarantees and acceptances to Ssangyong Corporation and Ssangyong Cement Industrial was W2 billion and W0.2 billion, respectively.
      In August 2005, eight members of the committee of creditors, including Shinhan Bank, selected Morgan Stanley Private Equity Holdings AB as the preferred bidder for the sale of 8,374,236 shares, or 75% of total issued and outstanding shares of Ssangyong Corporation, out of 9,887,150 such shares in the aggregate held by the creditors group. A memorandum of understanding was entered into in September 2005 and the definitive agreement for the sale was entered into in December 2005. The closing of this sale occurred in April 2006 at the aggregate sale price of W68 billion, of which W5 billion was placed in escrow to provide for an indemnity on certain representation and warranties provided by the selling creditors to the purchaser. Simultaneously with the closing, all of the credits previously extended in connection with Ssangyong Corporation’s workout program, amounting to W357 billion, including W232 billion owing to Shinhan Bank, was repaid in full.
      Except as described above, no material changes have occurred with respect to our exposures to the former Ssangyong Group companies since December 31, 2003. See “Item 3. Key Information — Risk Factors — Risks Relating to our banking business — We have significant exposure to the largest Korean commercial conglomerates, known as “chaebols”, and, as a result, recent and any future financial difficulties of chaebols may have an adverse effect on us”.

Loan Concentration by Industry
      The following table shows the aggregate balance of our corporate loans by industry concentration as of December 31, 2005 under US GAAP.

			Percentage of Total
Industry	Aggregate Loan Balance		Corporate Loan Balance

	(In billions of Won)		(Percentages)
Manufacturing	W	22,823	39.42%
Retail and wholesale		8,271	14.29
Real estate, leasing, and service		9,434	16.30
Construction		3,182	5.50
Hotel and leisure(1)		2,114	3.65
Finance and insurance		3,615	6.24
Transportation, storage and communication		2,511	4.34
Other service		5,854	10.11
Other		87	0.15

Total	W	57,891	100.00%

Note:

(1)	Consists principally of hotels, motels and restaurants.

Loan Concentration by Size of Loans
      The following table shows the aggregate balances of our loans by outstanding loan amount as of December 31, 2005.

	Aggregate		Percentage of Total
	Loan Balance		Loan Balance

	(In billions		(Percentages)
	of Won)
Commercial and industrial
Up to W10 million	W	116	0.11%
Over W10 million to W50 million		1,756	1.66
Over W50 million to W100 million		2,220	2.10
Over W100 million to W500 million		10,045	9.48
Over W500 million to W1 billion		4,351	4.11
Over W1 billion to W5 billion		8,357	7.90
Over W5 billion to W10 billion		2,899	2.74
Over W10 billion to W50 billion		4,538	4.29
Over W50 billion to W100 billion		1,136	1.07
Over W100 billion		310	0.29

Sub-total	W	35,728	33.75%

Other commercial
Up to W10 million	W	64	0.06%
Over W10 million to W50 million		481	0.45
Over W50 million to W100 million		546	0.52
Over W100 million to W500 million		3,077	2.91
Over W500 million to W1 billion		1,923	1.82
Over W1 billion to W5 billion		5,125	4.84
Over W5 billion to W10 billion		2,473	2.34
Over W10 billion to W50 billion		5,668	5.36
Over W50 billion to W100 billion		1,032	0.97
Over W100 billion		1,020	0.96

Sub-total	W	21,409	20.23%

Lease financing
Up to W10 million	W	2	—
Over W10 million to W50 million		15	0.01%
Over W50 million to W100 million		18	0.02
Over W100 million to W500 million		100	0.09
Over W500 million to W1 billion		50	0.05
Over W1 billion to W5 billion		214	0.20
Over W5 billion to W10 billion		125	0.12
Over W10 billion to W50 billion		230	0.22
Over W50 billion to W100 billion		—	—
Over W100 billion		—	—

Sub-total	W	754	0.71%

	Aggregate		Percentage of Total
	Loan Balance		Loan Balance

	(In billions		(Percentages)
	of Won)
Mortgage and home equity
Up to W10 million	W	391	0.37%
Over W10 million to W50 million		6,817	6.44
Over W50 million to W100 million		7,662	7.24
Over W100 million to W500 million		10,222	9.65
Over W500 million to W1 billion		633	0.60
Over W1 billion to W5 billion		115	0.11
Over W5 billion to W10 billion		—	—
Over W10 billion to W50 billion		—	—
Over W50 billion to W100 billion		—	—
Over W100 billion		—	—

Sub-total	W	25,840	24.41%

Other consumer
Up to W10 million	W	3,507	3.31%
Over W10 million to W50 million		5,088	4.81
5.00		2,598	2.45
Over W100 million to W500 million		5,109	4.84
Over W500 million to W1 billion		841	0.79
Over W1 billion to W5 billion		686	0.65
Over W5 billion to W10 billion		46	0.04
Over W10 billion to W50 billion		0	0.00
Over W50 billion		0	0.00
Over W100 billion		0	0.00

Sub-total	W	17,875	16.89%

Credit cards
Up to W10 million	W	2,998	2.84%
Over W10 million to W50 million		995	0.94
Over W50 million to W100 million		89	0.08
Over W100 million to W500 million		120	0.11
Over W500 million to W1 billion		27	0.03
Over W1 billion to W5 billion		13	0.01
Over W5 billion to W10 billion		0	0.00
Over W10 billion to W50 billion		0	0.00
Over W50 billion to W100 billion		0	0.00
Over W100 billion		0	0.00

Sub-total	W	4,242	4.01%

Total	W	105,848	100.00%

Maturity Analysis
      The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio as of December 31, 2005. The amounts disclosed are before deduction of attributable loan loss reserves.

	As of December 31, 2005

			Over 1 Year but
	1 Year or		Not More Than		Over
	Less		5 Years		5 Years		Total

	(In billions of Won)
Corporate:
Commercial and industrial	W	30,361	W	4,666	W	701	W	35,728
Other commercial		14,280		6,099		1,030		21,409
Lease financing		422		325		7		754

Total corporate	W	45,063	W	11,090	W	1,738	W	57,891

Consumer:
Mortgage and home equity	W	9,885	W	4,648	W	11,307	W	25,840
Other consumer		12,959		3,830		1,086		17,875
Credit cards		4,068		162		12		4,242

Total consumer	W	26,912	W	8,640	W	12,405	W	47,957

Total gross loans	W	71,975	W	19,730	W	14,143	W	105,848

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

Interest Rate Sensitivity
      The following table shows our loans by interest rate sensitivity as of December 31, 2005.

	As of December 31, 2005

	Due Within		Due After
	1 Year		1 Year		Total

	(In billions of Won)
Fixed rate loans(1)	W	34,605	W	15,892	W	50,497
Variable rate loans(2)		37,370		17,981		55,351

Total gross loans	W	71,975	W	33,873	W	105,848

Notes:

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term. Includes W18,693 billion of loans due within one year and W11,088 billion of loans due after one year, which are priced based on one or more reference rates which may vary at our discretion. However, it is not our practice to change such reference rates during the life of a loan.

(2)	Variable or adjustable rate loans are for which the interest rate is not fixed for the entire term.

      For additional information regarding management of interest rate risk of each of Shinhan Bank and Chohung Bank, see “— Risk Management — Market Risk Management of Shinhan Bank” and “— Risk Management of Chohung Bank”.

Nonaccrual Loans and Past Due Accruing Loans
      Except in the case of repurchased loans, we generally do not recognize interest income on nonaccrual loans unless it is collected. Generally, the accrual of interest is discontinued on loans (other than repurchased loans) when payments of interest and/or principal become past due by one day. Interest is recognized on these loans on a cash received basis from the date the loan is placed on nonaccrual status. Loans (other than repurchased loans) are not reclassified as accruing until interest and principal payments are brought current.
      We do not generally request borrowers to make immediate repayment of the whole outstanding principal balances and related accrued interest on nonaccrual loans whose interest payments are past due for one to 14 days in case of commercial loans and 1 to 30 days in case of consumer loans. Except where specified otherwise, the amount of such past due loans within the repayment grace period is excluded from the amount of non-accrual loans disclosed in this document and from the basis for related foregone interest calculation.
      Interest foregone is the interest due on nonaccrual loans that has not been accrued in our books of account. For the year ended December 31, 2005 we would have recorded gross interest income of W186 billion, compared to W184 billion for the year ended December 31, 2004 and W110 billion for the year ended December 31, 2003 on loans accounted for on a nonaccrual basis throughout the year, or since origination for loans held for part of the year, had the loans been current with respect to their original contractual terms. The amount of interest income on those loans that was included in our net income for the years ended December 31, 2003, 2004 and 2005 were W48 billion, W142 billion and W117 billion, respectively.
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

	As of December 31,

	2001		2002		2003		2004		2005

	(In billions of Won)
Loans accounted for on a nonaccrual basis
Corporate	W	834	W	741	W	1,536	W	1,681	W	1,475
Consumer		78		111		580		479		367
Credit cards		234		358		1,016		294		210

Sub-total		1,146		1,210		3,132		2,454		2,052

Accruing loans which are contractually past due one day or more as to principal or interest
Corporate(1)		29		32		196		55		32
Consumer(2)		32		38		27		17		32
Credit cards		—		—		—		76		3

Sub-total		61		70		223		148		67

Total	W	1,207	W	1,280	W	3,355	W	2,602	W	2,119

Notes:

(1)	Includes accruing loans which are contractually past due 90 days or more in the amount of W2 billion, W113 billion, W12 billion and W5 billion of corporate loans as of December 31, 2002, 2003, 2004 and 2005, respectively.

(2)	Includes accruing loans which are contractually past due 90 days or more in the amount of W10 billion, W7 billion, W6 billion and W7 billion of consumer loans as of December 31, 2002, 2003, 2004 and 2005, respectively.

Troubled Debt Restructurings
      The following table presents, at the dates indicated, our loans which are “troubled debt restructurings” as defined under U.S. GAAP. These loans consist of corporate loans that have been restructured through the process of workout, court receivership and composition. See “— Credit Exposures to Companies in Workout, Court Receivership and Composition”. These loans accrue interest at rates lower than the original contractual terms, or involve the extension of the original contractual maturity as a result of a variation of terms upon restructuring.

	As of December 31,

	2001		2002		2003		2004		2005

	(In billions of Won)
Loans not included in “nonaccrual and past due loans” which are classified as “troubled debt restructurings”	W	360	W	145	W	1,179	W	916	W	735
      For the year ended December 31, 2005, interest income that would have been recorded under the original contract terms of restructured loans amounted to W26 billion, out of which W22 billion was reflected as our interest income during 2005.

Credit Exposures to Companies in Workout, Court Receivership and Composition
      Shinhan Bank’s exposures in restructuring are managed and collected by our Corporate Restructuring Team. Chohung Bank’s exposures in restructuring are managed and collected by Chohung Bank’s Loan Recovery Division and, following the merger of the two banks, by Shinhan Bank’s Corporate Credit Collection Department. As of December 31, 2005, 1.3% of our total exposure, or W1,875 billion, was under restructuring. The legal form of our restructurings is principally either workout, court receivership or composition.

Workout
      Under the Corporate Restructuring Promotion Act, which became effective in September 2001, all creditors to borrowers that are financial institutions were required to participate in a creditors’ committee. The Corporate Restructuring Promotion Act was mandatorily applicable to more than 420 financial institutions in Korea, which include commercial banks, insurance companies, asset management companies, securities companies, merchant banks, the Korea Deposit Insurance Corporation and the Korea Asset Management Corporation. Under this act, the approval of financial institution creditors holding not less than 75% of the total debt outstanding of a borrower approved such borrower’s restructuring plan, including debt restructuring and provision of additional funds, which plan would be binding on all the financial institution creditors of the borrower, provided that any financial institution creditor that disagreed with the final restructuring plan approved by the creditors’ committee would have the right to request the creditors’ committee to purchase its claims at a mutually agreed price. In the event that the creditors’ committee and the dissenting financial institution creditor failed to come to an agreement, a mediation committee consisting of seven experts would be set up to resolve the matter. There was a risk that these procedures might require us to participate in a plan that we did not agree with or might require us to sell our claims at prices that we did not believe were adequate. As the Corporate Restructuring Promotion Act expired on December 31, 2005 and no other law replacing this Act or other law with the similar effect was enacted, the bill to extend the effective term of this Act until December 31, 2010 was presented to and is pending at the National Assembly of Korea. With respect to any workout for which the lead creditor bank called for a meeting of the creditors’ committee while the Corporate Restructuring Promotion Act was still effective, the procedures applicable to such creditors’ committee and the related workout remain subject to the Corporate Restructuring Promotion Act until the suspension or conclusion of such workout.
      The total amount currently undergoing workout as of December 31, 2005 was W1,612 billion, including W738 billion of loans and W874 billion of other exposures.

Court Receivership and Composition
      The Debtor Recovery and Bankruptcy Act, promulgated on Mach 31, 2005 became effective as of April 1, 2006, which was designed to consolidate all existing bankruptcy-related laws in Korea, namely the Corporate Reorganization Act, the Composition Act, the Bankruptcy Act and the Individual Debtor Recovery Act.
      Prior to the enactment of the Debtor Recovery and Bankruptcy Act, court receivership or corporate reorganization procedures under the Corporate Reorganization Act were court-supervised procedures to rehabilitate an insolvent company. The restructuring plan was adopted at a meeting of interested parties and was subject to approval of a court. In a court receivership, the management of the company was taken over by a court appointed receiver. Creditors were required to file their claims with the court and if they failed to do so, their claims were discharged at the end of the reorganization proceeding. Creditors were allowed to recover on their claims only in compliance with the reorganization plan.
      Under the Composition Act, composition was also a court-supervised procedure to rehabilitate an insolvent company. The restructuring plan was adopted at a meeting of interested parties and was subject to approval of a court. However, in composition proceedings the existing management of the company continued to operate the debtor’s business. Claims not filed with the court were not discharged at the end of a composition proceeding although the creditors were required to file their claims with the court if they wanted to exercise their voting rights at the meeting of interested parties. In addition, secured creditors were allowed to enforce their security interest outside the composition proceeding unless they waived their security interest and consent to the composition plan.
      Under the Debtor Recovery and Bankruptcy Act, composition proceedings are abolished and recovery proceedings are introduced to replace the court receiverships. In a recovery proceeding, unlike the previous court receivership proceedings where the management of the debtor company was assigned to a court appointed receiver, the current chief executive officer of the debtor company may continue to manage the debtor company, provided that (i) neither fraudulent conveyance nor concealment of assets existed, (ii) financial failure of the debtor company was not due to the gross negligence of the chief executive officer, and (iii) no creditors’ meeting was convened to request, based on reasonable cause, a court-appointed receiver to replace the existing chief executive officer. While court receivership proceeding was permitted only with respect to joint stock companies (chushik-hoesa), the recovery proceeding may be commenced by any insolvent debtor. In addition, in an effort to meet the global standards, international bankruptcy procedures are introduced in Korea, under which a receiver of a foreign bankruptcy proceeding may, upon receiving Korean court’s approval of the ongoing foreign bankruptcy proceeding, apply for or participate in a Korean bankruptcy proceedings conducted in a Korean court. Similarly, a receiver in a domestic recovery proceeding or a bankruptcy trustee is allowed to perform its duties in a foreign country where an asset of the debtor is located to the extent the applicable foreign law permits.
      However, any composition, corporate reorganization, bankruptcy and rehabilitation proceedings for individual debtors pending as of April 1, 2006, the effective date of the Debtor Recovery and Bankruptcy Act, continue to proceed in accordance with the respective applicable laws.
      The total amount currently subject to court receivership as of December 31, 2005 was W148 billion, including W143 billion of loans and W5 billion of other exposures.
      The total amount currently subject to composition proceedings as of December 31, 2005 was W115 billion, including W109 billion of loans and W6 billion of other exposures.

      Loans in the process of workout, court receivership or composition continue to be reported as loans on our balance sheet and are included as nonaccrual loans described in “— Nonaccrual Loans and Past Due Accruing Loans” above since they are generally past due more than one day and interest generally does not accrue on such loans. Restructured loans that meet the U.S. GAAP definition of a troubled debt restructuring are included within “— Troubled Debt Restructurings” described above. These are disclosed as loans or securities after the restructuring on our balance sheet depending on the type of instrument we receive.
      The following table shows, as of December 31, 2005, our ten largest exposures that had been negotiated in workouts, composition or court receivership.

			Loans in						Guarantees
	Loans in		Foreign		Equity		Debt		and		Total
Company	Won Currency		Currency		Securities		Securities		Acceptances		Exposure(1)

	(In billions of Won)
SK Networks	W	253	W	73	W	240	W	7	W	97	W	670
LG Card		136		—		195		2		—		333
Ssangyong Corporation(2)		3		91		49		—		78		221
Hyundai Engineering & Construction(3)		—		8		56		32		62		158
Inchon Oil Refinery		98		—		5		—		—		103
Daewoo Electronics Corporation		38		—		28		—		—		66
Saehan Industries, Inc.		27		5		9		—		5		46
Hankook Ilbo		43		—		—		—		—		43
Daewoo Electronics Co., Ltd.		33		—		—		—		—		33
Dongbang Textile & Mart Co., Ltd.		3		10		—		—		13		26

Total	W	634	W	187	W	582	W	41	W	255	W	1,699

Notes:

(1)	Only includes the portion of total exposure identified by us as troubled debt restructuring and excludes amount of loans or other exposures to the same borrower that are not subject to workouts, composition or court receivership.

(2)	The sale of 8,374,236 shares, or 75.00%, of Ssangyong Corporation by the eight members of the creditor group to Morgan Stanley Private Equity Holdings AB for W8,091.31 per share, or W68 billion in the aggregate, was consummated in April 2006. As a result, in April 2006, Ssangyong Corporation graduated from the workout program.

(3)	In May 2006, Korea Exchange Bank, the lead creditor of Hyundai Engineering & Construction, announced Hyundai Engineering & Construction’s graduation from its workout program. It is expected that the shares currently held by the creditors group will be up for sale in the second half of 2006.

Potential Problem Loans
      As of December 31, 2005, we had W216 billion of loans which are current as to payment of principal and interest but carries serious doubt as to the ability of the borrower to comply with repayment terms in the near future. These loans are classified as impaired and therefore included in our calculation of loan loss allowance under U.S. GAAP.
      We have certain other interest-earning assets which, if they were loans, would be required to be disclosed as part of the nonaccrual, past due or troubled debt restructuring or potential problem loan disclosures provided above. As of December 31, 2005, we had zero book value for our debt securities on which interest was past due.

Provisioning Policy
      We conduct periodic and systematic detailed reviews of our loan portfolios to identify credit risks and to evaluate the adequacy of the overall allowance for loan losses. Our management believes the allowance for loan losses reflects the best estimate of the probable loan losses incurred as of each balance sheet date.
      Our loan loss allowance determined under U.S. GAAP consists of a specific allowance and a general allowance. The specific allowance is applied to corporate loans that are considered to be impaired and are either individually or collectively evaluated for impairment. The general allowance is applied to all other loans to reflect losses that have been incurred but not specifically identified.

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
      Under U.S. GAAP, a loan is impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts due according to the contractual terms of the agreement. We use our loan classifications as a basis to identify impaired loans. We consider the following loans to be impaired loans for the purpose of determining our specific allowance:

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
      These loss factors are developed through a migration model that is a statistical tool used to monitor the progression of loans through different classifications over a specific time period. We adjust these loss factors developed for other qualitative or quantitative factors that affect the collectibility of the portfolio as of the evaluation date including:

•	Prevailing economic and business conditions within Korea and foreign jurisdictions in which we operate;

•	Industry concentrations;

•	Changes in the size and composition of the relevant underlying portfolios; and

•	Changes in lending policies and procedures, including underwriting standards and collection, charge-offs, and recovery practices.

      The following table sets out, at the dates indicated, our loan loss allowances as a percentage of outstanding loans allocable to our impaired corporate borrowers based on their loan classification.

	As of December 31,

	2003	2004	2005

	(Percentages)
Normal	2.35%	1.87%	2.42%
Precautionary	23.72	8.25	7.92
Substandard	33.01	27.79	22.41
Doubtful	68.63	83.15	47.60
Estimated loss	90.11	92.58	87.19

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
      We adjust the loss factors derived from the migration analysis as appropriate to reflect the impact of any current conditions on loss recognition that has not been adequately captured by our historical analysis. These include:

•	Changes in economic and business conditions such as levels of unemployment and house prices;

•	Change in the nature and volume of the portfolio, including any concentrations of credits; and

•	The effect of external factors such as regulatory or government requirements.

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
      The expected percentage of loss reflects estimates of both default probability within each loan aging bucket and severity of loss. All loans in excess of six months past due are charged off. We adjust our loan loss rate for severity of loss when considering historical recovery of charged off credits when establishing the allowance.
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

Loan Aging Schedule
      The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated.

				Past Due			Past Due			Past Due More
	Current			up to 3 Months			3-6 Months			Than 6 Months
													Total
As of December 31,	Amount		%	Amount		%	Amount		%	Amount		%	Amount

	(In billions of Won, except percentages)
2001	W	32,648	96.98	W	487	1.45	W	144	0.43	W	386	1.14	W	33,665
2002		43,962	97.58		572	1.27		121	0.27		397	0.88		45,052
2003		91,940	96.48		1,511	1.59		714	0.75		1,130	1.18		95,295
2004		94,480	97.32		855	0.88		431	0.45		1,314	1.35		97,080
2005		103,601	97.87		652	0.62		243	0.23		1,352	1.28		105,848

Non-Performing Loans
      Non-performing loans are defined as loans past due by greater than 90 days. These loans are generally rated “substandard” or below.
      The following table shows, as of the dates indicated, certain details of the total non-performing loan portfolio.

	As of December 31,

	2001		2002		2003		2004		2005

	(In billions of Won, except percentages)
Total non-performing loans	W	530	W	518	W	1,844	W	1,750	W	1,594
As a percentage of total loans		1.57%		1.15%		1.94%		1.80%		1.51%

Analysis of Non-Performing Loans
      The following table sets forth, for the periods indicated, the total non-performing loans by type of borrower.

	As of December 31,

	2001					2002					2003					2004					2005

					Ratio of					Ratio of					Ratio of					Ratio of					Ratio of
			Non-		Non-			Non-		Non-			Non-		Non-			Non-		Non-			Non-		Non-
	Total		Performing		Performing	Total		Performing		Performing	Total		Performing		Performing	Total		Performing		Performing	Total		Performing		Performing
	Loans		Loans		Loans	Loans		Loans		Loans	Loans		Loans		Loans	Loans		Loans		Loans	Loans		Loans		Loans

	(In billions of Won, except percentages)
Corporate
Commercial and industrial	W	13,459	W	342	2.54%	W	15,800	W	211	1.34%	W	35,617	W	739	2.07%	W	35,653	W	898	2.52%	W	35,728	W	868	2.43%
Other commercial		6,748		125	1.85		9,352		205	2.19		17,378		558	3.21		17,988		468	2.60		21,409		387	1.81
Lease financing		598		3	0.50		636		1	0.16		1,091		8	0.73		981		19	1.94		754		8	1.06

Total corporate		20,805		470	2.26		25,788		417	1.62		54,086		1,305	2.41		54,622		1,385	2.54		57,891		1,263	2.18

Consumer
Mortgage and home Equity		7,253		28	0.39		11,539		34	0.29		20,517		133	0.65		22,180		126	0.57		25,840		111	0.43
Other consumer		3,537		16	0.45		4,962		19	0.38		14,580		232	1.59		15,546		155	1.00		17,875		172	0.96
Credit cards		2,070		16	0.77		2,763		48	1.74		6,112		174	2.85		4,732		84	1.78		4,242		48	1.13

Total consumer		12,860		60	0.47		19,264		101	0.52		41,209		539	1.31		42,458		365	0.86		47,957		331	0.69

Total	W	33,665	W	518	1.57%	W	45,052	W	518	1.15%	W	95,295	W	1,844	1.94%	W	97,080	W	1,750	1.80%	W	105,848	W	1,594	1.51%

Top Twenty Non-Performing Loans
      As of December 31, 2005, our twenty largest non-performing loans accounted for 22.0% of our total non-performing loan portfolio. The following table shows, at the date indicated, certain information regarding our twenty largest non-performing loans.

		As of December 31, 2005

			Gross Principal		Allowance for Loan
		Industry	Outstanding		Losses

		(In billions of Won)
1	Borrower A	Manufacturing	W	65		—
2	Borrower B	Manufacturing		54	W	54
3	Borrower C	Manufacturing		36		25
4	Borrower D	Manufacturing		32		33
5	Borrower E	Manufacturing		27		12
6	Borrower F	Real estate, leasing and service		16		—
7	Borrower G	Manufacturing		12		—
8	Borrower H	Finance and insurance		12		4
9	Borrower I	Hotel and leisure		12		7
10	Borrower J	Other service		11		—
11	Borrower K	Construction		10		1
12	Borrower L	Real estate, leasing and service		10		—
13	Borrower M	Real estate, leasing and service		9		7
14	Borrower N	Manufacturing		8		—
15	Borrower O	Manufacturing		7		7
16	Borrower P	Transportation, storage and communication		6		1
17	Borrower Q	Manufacturing		6		6
18	Borrower R	Manufacturing		6		6
19	Borrower S	Retail and wholesale		6		—
20	Borrower T	Manufacturing		6		—

			W	351	W	163

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

	As of December 31,

	2001			2002			2003			2004			2005

	(In billions of Won, except percentages)
Corporate
Commercial and Industrial	W	323	44.86%	W	341	34.24%	W	1,383	38.09%	W	1,065	46.08%	W	753	49.80%
Other commercial		275	38.19		365	36.65		626	17.24		410	17.74		305	20.17
Lease financing		35	4.86		22	2.21		45	1.24		24	1.04		16	1.06

Total corporate		633	87.91		728	73.10		2,054	56.57		1,499	64.86		1,074	71.03

Consumer
Mortgages and home equity		9	1.25		30	3.01		53	1.46		36	1.56		19	1.26
Other consumer		22	3.06		59	5.92		659	18.15		368	15.92		183	12.10
Credit cards		56	7.78		179	17.97		865	23.82		408	17.66		236	15.61

Total consumer		87	12.09		268	26.90		1,577	43.43		812	35.14		438	28.97

Total allowance for loan losses	W	720	100.00%	W	996	100.00%	W	3,631	100.00%	W	2,311	100.00%	W	1,512	100.00%

      Our total allowance for loan losses decreased by W799 billion, or 34.6%, to W1,512 billion as of December 31, 2005 from W2,311 billion as of December 31, 2004. During 2004, the allowance for loan losses decreased by W1,320 billion, or 36.4%, from W3,631 billion as of December 31, 2003 to W2,311 billion as of December 31, 2004, due primarily to an increase in charge-offs from 2003 to 2004 resulting from improving credit quality of corporate loans. During 2005, the allowance for loan losses decreased by W799 billion primarily as a result of continued improvement in the credit quality of our overall loan portfolios. The total loan balance increased by W8,768 billion in 2005, 41.7% of which, or W3,660 billion, was accounted for by the increase in mortgage and home equity loans which are considered to have a lower credit risk than other types of loans. On the other hand, our credit card portfolio which tends to have a higher credit risk decreased by W490 billion in 2005. In addition, the ratio of nonaccrual loans to total loans significantly decreased from 2.53% as of December 31, 2004 to 1.94% as of December 31, 2005. The ratio of non-performing loans to total loans also decreased to 1.51% as of December 31, 2005 from 1.80% as of December 31, 2004. Accordingly, this improvement in the credit quality of our loan portfolios resulted in a sizable decrease in the amount of loans charged off and a reversal of provision for credit losses in 2005.
      The allowance for corporate loan losses decreased by W555 billion, or 27.0%, from W2,054 billion as of December 31, 2003 to W1,499 billion as of December 31, 2004. This decrease is primarily attributable to a reduction in impaired loans. The allowance for corporate loan losses decreased by W425 billion, or 28.4%, from W1,499 billion as of December 31, 2004 to W1,074 as of December 31, 2005, primarily due to the improved credit quality of our loans to large corporations and small- to medium enterprises.
      In the consumer sector, our allowance for loan losses decreased by W765 billion, or 48.5%, from W1,577 billion as of December 31, 2003 to W812 billion as of December 31, 2004, primarily due to a reduction in marketing scoring system loans and credit card loans. The allowance for loan losses decreased by W374 billion, or 46.1%, from W812 billion as of December 31, 2004 to W438 as of December 31, 2005, primarily due to the reduction in Chohung Bank-originated credit card loans (including revolving loans) and favored customer loans and improved credit quality in unsecured loans to individuals.

Analysis of the Allowance for Loan Losses
      The following table presents an analysis of our loan loss experience for each of the years indicated.

	2001		2002		2003		2004		2005

	(In billions of Won, except percentages)
Balance at the beginning of the period	W	828	W	720	W	996	W	3,631	W	2,311
Amounts charged against income		411		236		1,011		195		(255)
Allowance relating to loans repurchased from the Korea Asset Management Corporation		45		65		32		2		—
Gross charge-offs:
Corporate:
Commercial and industrial		379		105		255		465		297
Other commercial		345		22		223		26		18
Lease financing		5		10		6		—		—
Consumer:
Mortgage and home equity		2		2		12		18		19
Other consumer		9		17		135		441		296
Credit cards		39		60		765		872		316

Total gross charge-offs		(779)		(216)		(1,396)		(1,822)		(946)

Recoveries:
Corporate:
Commercial and industrial		60		53		82		105		69
Other commercial		58		21		73		121		217
Lease financing		1		2		—		2		4
Consumer:
Mortgage and home equity		—		—		1		1		3
Other consumer		2		1		23		22		34
Credit cards		7		17		69		56		72

Total recoveries		128		94		248		307		399

Net charge-offs		(651)		(122)		(1,148)		(1,515)		(547)

Acquisition of Chohung Bank		—		20		2,740		—		—
Acquisition of Jeju Bank		—		77		2,740		—		—
Acquisition of Good Morning Securities		64		—		2,740		—		—
Acquisition of Shinhan Securities		23		—		2,740		—		—
Acquisition of Shinhan Life Insurance		—		—		—		—		3

Balance at the end of the period	W	720	W	996	W	3,631	W	2,311	W	1,512

Ratio of net charge-offs during the period to average loans outstanding during the period		2.07%		0.30%		1.74%		1.52%		0.53%

Loan Charge-Offs
      Our level of gross charge-offs declined from W779 billion in 2001 to W216 billion in 2002 primarily due to a small number of large exposures within our corporate portfolio that we deemed to be uncollectible, based on events occurring, in 2001. The number of corporate loans charged off was similar in both years but the amounts charged off in 2001 were, on average, significantly higher. The five largest charge-offs in the aggregate were W419 billion and W49 billion in 2001 and 2002, respectively. The charge-offs in 2001 included W271 billion in respect of Hynix Semiconductor and W18 billion in respect of Inchon Oil Refinery. The exposures charged off in 2001 were individually identified as impaired and therefore included within our allowance as of December 31, 2000 at an amount consistent with the level of gross charge off. Similarly, charge-offs occurring in 2002 were recorded at a consistent amount within our allowance as of December 31, 2001. The decrease in gross charge offs was partly offset by increases in credit card and other consumer charge-offs from W48 billion in 2001 to W77 billion in 2002 reflecting increased delinquencies within these portfolios. Our level of gross charge-offs increased from W1,396 billion in 2003 to W1,822 billion in 2004 primarily due to an increase in charge-offs of marketing scoring system loans, which are loans offered to certain of our customers primarily based on the number of transactions such customers make with us rather than the credit rating of such customers. The charge-offs in 2003 included W128 billion in respect of SK Networks. Our level of gross charge-offs decreased from W1,822 billion in 2004 to W946 billion in 2005 primarily due to a decrease in credit card charge-offs in 2005 compared to 2004, when charge-offs were aggressively made.

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

Procedure for Charge-off Approval
      An application for Shinhan Bank’s loans to be charged-off is submitted by a branch to the Corporate Credit Collection Department in the case of corporate loans and foreign branches, and Consumer Credit Collection Department in the case of individual loans. An application for charge off must be submitted four months prior to the date of the write-off, which is the end of every quarter. The General Manager in charge of review evaluates the application. The General Manager of Audit and Examination Department conducts review of compliance with our internal procedures for charge-offs. The General Manager in charge of review gets approval from the President of Shinhan Bank.

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

Treatment of Collateral
      When Shinhan Bank determines that a loan collateralized by real estate cannot be recovered through normal collection channels, then Shinhan Bank will petition a court to foreclose and sell the collateral through a court-supervised auction within one month after default and insolvency and within four months after delinquency. When Chohung Bank determined that a loan collateralized by real estate cannot be recovered through normal collection channels, Chohung Bank would petition a court to foreclose and sell the collateral through a court-supervised auction within one month after default and insolvency, within four months after delinquency and immediately upon default occurring at the branch level. However, this treatment does not apply to companies under restructuring, composition, workout or other court proceedings subjecting them to restrictions on such auction procedures. In our experience, the filing of this petition with the court generally encourages the debtor to repay the overdue loan. If a debtor ultimately fails to repay and the court grants its approval for foreclosure, we will sell the collateral and recover the full principal amount and accrued interest up to the sales price, net of expenses incurred from the auction. Foreclosure proceedings under laws and regulations in Korea typically take from seven months to one year from initiation to collection depending on the nature of the collateral.

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
      Our investments in securities are also subject to a number of guidelines, including limitations prescribed under the Financial Holding Companies Act and the Bank Act. Under these regulations, a financial holding company may not invest in securities as defined in the Securities and Exchange Act (other than those securities issued by its direct and indirect subsidiaries) in excess of the amount of its shareholders’ equity less the total amount of investment in subsidiaries, subject to certain exceptions. Generally, a financial holding company is prohibited from acquiring more than 5% of the total issued and outstanding shares of another company (other than its direct and indirect subsidiaries). Furthermore, under these regulations, Shinhan Bank (and, prior to the merger, also Chohung Bank) must limit its investments in shares and securities with a maturity in excess of three years (other than monetary stabilization bonds issued by the Bank of Korea and national government bonds) to 60.0% of our total Tier I and Tier II capital. Generally, Shinhan Bank (and, prior to the merger, also Chohung Bank) is also prohibited from acquiring more than 15.0% of the shares with voting rights issued by any other corporation (other than for the purpose of establishing or acquiring a subsidiary). Further information on the regulatory environment governing our investment activities is set out in “Supervision and Regulation — Principal Regulations Applicable to Banks — Restrictions on Investments in Property”, “— Principal Regulations Applicable to Banks — Restrictions on Shareholdings in Other Companies”, “— Principal Regulations Applicable to Financial Holding Companies — Liquidity” and

“— Principal Regulations Applicable to Financial Holding Companies — Restrictions on Shareholdings in Other Companies”.

Book Value and Market Value
      The following table sets out the book value and market value of securities in our investment portfolio as of the dates indicated.

	As of December 31,				As of December 31,				As of December 31,
	2003				2004				2005

	Book		Market		Book		Market		Book		Market
	Value		Value		Value		Value		Value		Value

	(In billions of Won)
Available-for-sale securities
Marketable equity securities	W	435	W	435	W	507	W	507	W	1,978	W	1,978
Debt securities:
Korean treasury and governmental agencies		8,982		8,982		8,835		8,835		8,299		8,299
Financial institutions		5,998		5,998		5,675		5,675		9,255		9,255
Corporations		1,552		1,552		1,292		1,292		1,952		1,952
Foreign government		13		13		57		57		50		50
Mortgage-backed and asset-backed securities		1,119		1,119		1,742		1,742		946		946

Total — Available-for-sale		18,099		18,099		18,108		18,108		22,480		22,480

Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies		2,351		2,472		1,662		1,814		1,686		1,706
Financial institutions		553		574		1,219		1,268		1,211		1,208
Corporations		365		376		218		225		66		66
Mortgage-backed and asset-backed securities		336		339		—		—		—		—

Total — Held-to-maturity		3,605		3,761		3,099		3,307		2,963		2,980

Trading Securities
Marketable equity securities		279		279		312		312		465		465
Debt securities:
Korean treasury and governmental agencies		1,152		1,152		1,995		1,995		493		493
Financial institutions		1,013		1,013		1,322		1,322		1,145		1,145
Corporations		369		369		965		965		1,307		1,307
Mortgage-backed and asset-backed securities		40		40		20		20		140		140
Other trading assets(1)		4		4		25		25		23		23

Total — Trading		2,857		2,857		4,639		4,639		3,573		3,573

Total securities	W	24,561	W	24,717	W	25,846	W	26,054	W	29,016	W	29,033

Note:

(1)	Consists of commodity indexed deposits.

Maturity Analysis
      The following table categorizes our securities by maturity and weighted average yield as of December 31, 2005.

				Over 1 Year			Over 5 Years						Securities Not Due
	1 Year or Less			Through 5 Years			Through 10 Years			Over 10 Years			In a Single Maturity(1)			Total

			Weighted-			Weighted-			Weighted-			Weighted-			Weighted-			Weighted-
	Carrying		Average	Carrying		Average	Carrying		Average	Carrying		Average	Carrying		Average	Carrying		Average
	Amount		Yield(2)	Amount		Yield(2)	Amount		Yield(2)	Amount		Yield(2)	Amount		Yield(2)	Amount		Yield(2)

	(In billions of Won, except percentages)
Available-for-sale securities:
Korean treasury and governmental agencies	W	1,822	4.60%	W	4,391	4.36%	W	326	4.16%	W	—	—	W	1,760	6.24%	W	8,299	4.80%
Financial institutions		5,563	4.06		3,329	4.44		227	6.46		60	6.17%		76	4.93		9,255	4.28
Corporations		552	4.93		1,277	5.29		96	3.92		27	5.94		—	—		1,952	5.13
Foreign government		18	2.70		23	5.14		4	6.38		5	4.94		—	—		50	4.35
Mortgage-backed and asset-backed securities		143	5.04		523	5.11		280	5.21		—	—		—	—		946	5.13

Total — Available for sale		8,098	4.26%		9,543	4.55%		933	5.01%		92	6.04%		1,836	6.19%		20,502	4.61%

Held-to-maturity securities:
Korean treasury and governmental agencies		338	6.72%		1,318	5.71%		30	4.01%		—	—		—	—		1,686	5.88%
Financial institutions		373	4.85		821	5.17		17	5.36		—	—		—	—		1,211	5.08
Corporations		11	6.07		55	5.56		—	—		—	—		—	—		66	5.64

Total — Held-to- maturity		722	5.74%		2,194	5.51%		47	4.50%		—	—		—	—		2,963	5.55%

Trading securities:
Korean treasury and governmental agencies		72	4.41%		362	4.15%		8	3.90%		1	4.79%		50	5.05%		493	4.27%
Financial institutions		950	4.13		195	4.61		—	—		—	—		—	—		1,145	4.21
Corporations		417	4.35		890	5.42		—	—		—	—		—	—		1,307	4.99
Mortgage-backed and asset-backed securities		140	4.09		—	—		—	—		—	—		—	—		140	4.09

Total — Trading		1,579	4.16%		1,447	4.59%		8	3.80%		1	4.79%		50	5.05%		3,085	4.33%

Total Securities	W	10,399		W	13,184		W	988		W	93		W	1,886		W	26,550

Note:

(1)	The principal repayment schedule for such securities is based on installment due on different maturity dates.

(2)	The weighted-average yield for the portfolio represents the yield to maturity for each individual security, weighted using its amortized cost.

Concentrations of Risk
      As of December 31, 2005, we held the following securities of individual issuers where the aggregate book value of those securities exceeded 10.0% of our stockholders’ equity at such date.

	As of December 31, 2005

	Book Value		Market Value

	(In billions of Won)
Name of issuer:
Korean Government	W	4,682	W	4,684
Korea Deposit Insurance Corporation		3,805		3,815
Bank of Korea		6,100		6,100
Korea Development Bank		1,137		1,137

Total	W	15,724	W	15,736

      Our stockholders’ equity as of December 31, 2005 was W7,811 billion.
      All of the above entities (other than the Korean government) are controlled and owned by the government.
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
      The following table sets forth our credit-related commitments and guarantees as of the dates indicated.

	As of December 31,

	2003		2004		2005

	(In billions of Won)
Commitments to extend credit:
Corporate	W	32,922	W	39,323	W	46,336
Credit cards(1)		17,207		23,606		16,080
Consumer		3,752		5,961		5,863
Commercial letters of credit(2)		3,075		3,364		2,960
Standby letters of credit, other financial and performance guarantees and liquidity facilities to SPEs		4,686		3,407		4,604

Total	W	61,642	W	75,661	W	75,843

Notes:

(1)	Relates to the unused portion of credit card limits that may be cancelled by us after notice to the borrower if we determine that the borrower’s repayment ability is significantly impaired.

(2)	These are generally short-term and collateralized by the underlying shipments of goods to which they relate.
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
      The following shows, as of December 31, 2005, the gross notional or contractual amounts of derivatives and foreign exchange contracts held or issued for (i) trading and (ii) nontrading that qualify for hedge accounting.

	As of December 31, 2005

	Underlying Notional		Estimated Fair Value		Estimated Fair Value
	Amount(1)		Assets		Liabilities

	(In billions of won)
Trading:
Foreign exchange contracts:
Forward contracts	W	32,420	W	341	W	376
Futures		140		—		—
Options purchased		4,067		19		26
Options written		2,810		12		23

Sub-total		39,437		372		425
Interest rate contracts:
Swaps(2)		29,468		173		238
Futures		98		—		—
Options purchased		10		—		—
Options written		—		—		—

Sub-total		29,576		173		238
Cross currency swaps		11,336		310		268

	As of December 31, 2005

	Underlying Notional		Estimated Fair Value		Estimated Fair Value
	Amount(1)		Assets		Liabilities

	(In billions of won)
Equity contracts:
Futures		312		—		—
Option purchased		935		68		—
Option written		1,005				72

Sub-total		2,252		68		72
Other derivatives:
Option purchased		103		11		—
Option written		103		—		11

Sub-total		206		11		11
Credit derivatives		66		—		—

Total	W	82,873	W	934	W	1,014

Hedge accounting:
Interest rate swaps		1,041		1		13

Sub-total		1,041		1		13
Nontrading that do not qualify for hedge accounting
Interest rate swaps		5,587		13		100
Cross currency swaps		777		2		11

Total	W	6,364	W	15	W	111

Notes:

(1)	Notional amounts in foreign currencies were converted into Won at prevailing exchange rates as of December 31, 2005.

(2)	While we engage in derivatives trading activities to hedge the interest rate risk exposure that arise from our own assets and liabilities, as these nontrading derivative contracts do not qualify for hedge accounting under U.S. GAAP, they are accounted for as trading derivatives in the financial statements. As a result, includes interest rate swaps and cross-currency swaps held for nontrading that do not qualify for hedge accounting treatment in the underlying notional amount, estimated fair value of assets and estimated fair value of liabilities of W6,364 billion, W15 billion and W111 billion, respectively.
Funding
      We obtain funding for our lending activities from a variety of sources, both domestic and foreign. Our principal source of funding is customer deposits obtained from our banking operations. In addition, Shinhan Bank and Chohung Bank acquire funding through call money, borrowings from the Bank of Korea, other short-term borrowings and other long-term debt.
      Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail deposits. Customer deposits accounted for 68.3% of our total funding as of December 31, 2003, 66.9% of our total funding as of December 31, 2004 and 65.4% of our total funding as of December 31, 2005. As of December 31, 2003, 2004 and 2005, W4,205 billion, W4,329 billion and W5,002 billion, or 10.8%, 11.2% and 12.6%, respectively, of Chohung Bank’s total deposits in Korean Won were deposits made by litigants in connection with legal proceedings in Korean courts. Court deposits carry interest rates, which are generally lower than market rates.

      In addition, we acquire funding through the issuance of bonds, primarily through our banking subsidiary. Our borrowings consist mainly of borrowings from financial institutions, the Korean government and Korean government-affiliated funds. Call money, which is available in both Won and foreign currencies, is obtained from the domestic call loan market, a short-term loan market for loans with maturities of less than one month.

Deposits
      Although the majority of our bank deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, providing our banking operation with a stable source of funding.
      The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated.

	2003			2004			2005

	Average		Average Rate	Average		Average Rate	Average		Average Rate
	Balance(1)		Paid	Balance(1)		Paid	Balance(1)		Paid

	(In billions of Won, except percentages)
Interest-bearing deposits:
Interest-bearing demand deposits	W	2,653	1.39%	W	7,880	1.33%	W	6,594	1.90%
Savings deposits		15,922	1.46		21,987	1.24		26,100	0.96
Certificates of deposit		4,954	4.44		6,735	4.08		8,838	3.81
Other time deposits		27,776	4.19		41,863	3.83		39,031	3.69
Mutual installment deposits(2)		2,109	5.36		2,487	4.54		1,997	4.16

Total interest-bearing deposits(3)	W	53,414	3.31%	W	80,952	2.93%	W	82,560	2.71%

Notes:

(1)	Average balances are based on daily balances for our primary banking operation and quarterly balances for subsidiaries.

(2)	Mutual installment deposits are interest-bearing deposits offered by Shinhan Bank which enable customers to become eligible for loans while they maintain an account with us. The customer’s account does not have to secure loan amounts once made but is a requirement for loan eligibility. Prior to qualifying for a loan a customer must make required periodic deposits to the mutual installment account for a contracted term of less than five years. A customer is not required to fulfill the deposit term prior to requesting a loan from Shinhan Bank, but loan amounts and terms are not as favorable in the event of a loan request prior to completing the deposit contract term.

(3)	Under U.S. GAAP, does not include cover bills sold or bonds sold under repurchase agreements, which are offered to our customers as deposit products. These are reflected as short-term borrowings and secured borrowings, respectively.
      For a breakdown of retail deposit products, see “— Business Overview — Our Principal Activities — Deposit-taking Activities”, except that cover bills sold are reflected on short-term borrowings and securities sold under repurchase agreements are reflected as secured borrowings.

Certificates of Deposit and Other Time Deposits
      The following table presents the balance and remaining maturities of our other time deposits, certificates of deposit and mutual installment deposits which had a fixed maturity in excess of W100 million or more as of December 31, 2005.

	As of December 31, 2005

			Mutual
	Certificates	Other Time	Installment
	of Deposit	Deposits	Deposits	Total

	(In billions of Won)
Maturing within three months	3,775	4,971	83	8,829
After three but within six months	2,247	2,526	62	4,835
After six but within 12 months	2,947	11,402	117	14,466
After 12 months	1,261	1,939	135	3,335

Total	10,230	20,838	397	31,465

      A majority of our certificates of deposit accounts and other time deposits issued by our foreign offices is in the amount of US$100,000 or more.

Japanese Yen Deposits and Dispute with the Korean National Tax Service
      Beginning in 2002, commercial banks in Korea, including Shinhan Bank and Chohung Bank, offered to their customers deposit products that utilize Korean Won and Japanese Yen swaps to maximize the return for such customers. According to the terms of these deposit products, deposits made by customers in Korean Won are converted into Japanese Yen and repaid in Japanese Yen at maturity. The repayment amount is then converted back into Korean Won. While these deposit products typically carry a low interest rate, ranging from 0.05% to 0.30% per annum, the actual return to the customers was higher as a result of foreign exchange gains. These deposit products are attractive to customers, in particular high net worth customers, since the gains from foreign exchange were deemed not to be interest subject to income tax. However, in 2005, the Korean National Tax Service announced that foreign currency deposits disguised as derivative products would be subject to tax and tax withholding and issued a recommendation that the banks should refile its tax returns to include the unwithheld amounts. Eight of the commercial banks in Korea, who are subject to this adverse tax treatment, have announced their intention to challenge the foregoing decision by the Korean National Tax Service while complying with the Tax Service’s information requests.
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
      Beginning in September 2005, we have been subject to a tax audit by the Korean National Tax Service. In May 2006, based upon its tax audit of us and other relevant banks, the Korean National Tax Service reached a decision to impose additional taxes (including interest thereon) of W36 billion on Shinhan Bank. This decision did not include a judgment on deposits utilizing the Korean Won and Japanese Yen swaps as described above, but such judgment is expected soon. In anticipation of an adverse tax ruling against these deposit products utilizing Korean Won and Japanese Yen swaps, we have determined, on a voluntary basis, to indemnify our customers for their increased tax liability to the extent resulting from their investment in these deposit products, including any additional tax liability that our customers may have against the Korean National Tax Service for gifts tax from the benefit of this indemnity. We currently estimate that we may be subject to maximum additional tax-related liability, including the liability from the indemnity to our customers, of W85 billion as of December 31, 2005. Accordingly, we recorded a total charge to our income of W78 billion in the year ended December 31, 2005, consisting of additional tax expenses of W29 billion and provision for other losses of W49 billion. In addition, we also recorded W7 billion as deferred tax assets on our balance sheet as of December 31, 2005.
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

	2003								2004								2005

					Highest								Highest								Highest
					Balances at		Weighted						Balances at		Weighted						Balances at		Weighted
			Average		Any		Average	Year-End			Average		Any		Average	Year-End			Average		Any		Average	Year-End
	Balance		Balance		Month-		Interest	Interest	Balance		Balance		Month-		Interest	Interest	Balance		Balance		Month-		Interest	Interest
	Outstanding		Outstanding(1)		End		Rate(2)	Rate	Outstanding		Outstanding(1)		End		Rate(2)	Rate	Outstanding		Outstanding(1)		End		Rate(2)	Rate

	(In billions of Won, except for percentages)
Borrowings from BOK(3)	W	1,964	W	1,122	W	2,669	2.41%	1.12- 2.50%	W	1,568	W	1,737	W	2,056	2.32%	2.00- 2.50%	W	1,668	W	1,581	W	1,719	1.85%	0.10- 4.65%
Call money		179		1,803		3,742	3.55%	0.15- 3.65%		1,156		3,512		5,238	3.30%	0.75- 5.00%		994		2,930		5,648	3.24%	1.90- 6.80%
Other borrowings(4)		9,061		8,475		11,300	2.04%	0.05- 10.15%		8,230		9,685		11,166	2.21%	0.04- 18.00%		9,306		10,464		11,945	2.23%	0.10- 9.00%

	W	11,204	W	11,400	W	17,711	2.82%		W	10,954	W	14,934	W	18,460	2.48%		W	11,968	W	14,975	W	19,312	2.39%

Notes:

(1)	Average outstanding balances have been calculated using daily balances for our primary banking operations and quarterly balances for subsidiaries.

(2)	Weighted-average interest rates during this year are calculated by dividing the total interest expenses by the average amount borrowed.

(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings on foreign currencies.

(4)	Other short-term borrowings included borrowings from trust accounts, bills sold, borrowings in domestic and foreign currencies and short-term debentures.
      Our short-term borrowings have maturities of less than one year which are generally unsecured with the exception of borrowings from the Bank of Korea.

Risk Management

Overview
      As a financial services provider, we are exposed to various risks relating to our lending, securities investment, credit card, insurance, trading and leasing businesses, our deposit taking and borrowing activities and our operating environment. The principal risks to which we are exposed are credit risk, market risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at our holding company level.
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

Organization
      Risk management and oversight begins with the Group Risk Management Committee of the board of directors at the holding company level. The Group Risk Management Committee establishes the overall risk management guidelines and risk limits applicable to the group and each subsidiary, while delegating the day-to-day risk management and oversight functions to the Managing Director of Risk Management and the Risk Management Team. The Managing Director of Risk Management discusses the risk management policies and strategies of the Group and its subsidiaries at the Group Risk Management Council, comprised of the Managing Director of Risk Management, as its chairperson, and the executive officers of risk management from its subsidiaries. The Risk Management Team provides support to the Group Risk Management Committee, the Managing Director of Risk Management and the Group Risk Management Council, overseas the overall risk management for the Group and coordinates the risk management strategies among the Group’s subsidiaries.
      In order to maintain the Group’s risk at an appropriate level, we have established a hierarchical limit system, where the Group Risk Management Committee establishes risk limits for the holding company and each subsidiary, and each subsidiary establishes and manages more detailed risk limits by type of risk and type of product for each department and division within the respective subsidiary. In accordance with the group risk management policies and strategies, each subsidiary’s risk management committee establishes its own risk management policies and strategies in more detail and the respective risk management department implements those policies and strategies. The risk management department, operating independently from business operations of each subsidiary, monitors, assesses, manages and controls the overall risk of its operations and reports all major risk-related issues to the Group’s Risk Management Team, which then reports to the Managing Director of Risk Management.

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

Group Risk Management Council
      The Group Risk Management Council provides a forum for risk management executives from each subsidiary to discuss the group’s risk management guidelines and strategy in order to maintain consistency in the group risk policies and strategies. The Group Risk Management Council consists of the holding company’s Managing Director of Risk Management, as chairman, the executive officers in charge of risk management of each of our subsidiaries and the head of the Risk Management Team of the holding company. The Group Risk Management Council discusses:

•	changes in risk management policies and strategies for each subsidiary;

•	matters warranting discussion of risk management at the group level and cooperation among the subsidiaries;

•	the effect of externalities on the group’s risk; and

•	other risk management-related matters.
      The Group Risk Management Council has a sub-council, consisting of working-level risk management officers, to discuss the above-related matters in advance. The principal function of the Risk Management Team is to oversee the risk management operations at the subsidiary level.

Credit Risk Management of Shinhan Bank
      Credit risk, which is the risk of loss from default by an obligor or counter-party, is the greatest risk we face. A substantial majority of our credit risk is derived from Shinhan Bank (including the operations of Chohung Bank after the merger) and Shinhan Card. The discussion in this section focuses on credit risk management of Shinhan Bank and takes into account the merger of Shinhan Bank and Chohung Bank which became effective on April 3, 2006.
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
      Major policies for Shinhan Bank’s credit risk management are determined by the Credit Policy Committee, the executive decision-making body for management of credit risk. The Credit Policy Committee is led by the Deputy President & head of Risk Management Group. The Credit Policy Committee further consists of chief officers from nine business divisions. The Credit Review Committee makes decisions by 2/3 or more votes of the attending members, which must constitute at least two-thirds of the committee members to satisfy the quorum.
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
      Shinhan Bank’s credit scoring system takes into account factors such as a borrower’s personal information, transaction history with Shinhan Bank and other financial institutions and other relevant credit information. The applicant is given a score which is used to decide whether to approve loans as well as determine loan amounts. The score determines whether the applicant is approved for credit, conditionally approved, subject to further assessment, or denied. If the applicant becomes subject to further assessment, the appropriate discretionary body, either at the branch level or at the headquarters level, makes a reassessment, which considers qualitative factors as well as quantitative factors, such as credit history, occupation and past relationship with Shinhan Bank.
      For mortgage loans and loans secured by real estate, Shinhan Bank evaluates the value of the real estate offered as collateral for a loan using a database Shinhan Bank has developed, which contains information about real estate values throughout Korea. In addition, Shinhan Bank uses information from a third party provider of information about the real estate market in Korea, which gives Shinhan Bank up-to-date market value information for Korean real estate values. Staffs from the processing centers appraise the real estate. In addition, for loans of W5 billion or more, Shinhan Bank hires certified appraisers to review the appraisal value of real estate collateral that have an appraisal value exceeding W10 billion, as initially determined by the processing centers. Shinhan Bank reevaluates internally, on a summary basis, the appraisal value of collateral at least every two years. To protect against fraudulent transfers, Shinhan Bank has established an underwriting standard for adequacy of collaterals and the procedure of legal screening for whether or not there is a perfection of ownership.
      For loans secured by securities, Shinhan Bank evaluates the value of the securities based upon the market value of the securities. If the value of the securities declines over the life of a loan, the borrower will be required to post additional securities as collateral. For loans secured by deposits, Shinhan Bank will grant loans in an amount up to 95% of the deposit amount if the deposit is held with Shinhan Bank or, if the deposits are held with another financial institution, up to 90% of the deposit amount. Shinhan Bank also requires borrowers in respect of secured obligations to observe specified collateral ratios.

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
      Based on the scores calculated under the credit rating system, which takes into account the evaluation criteria described above and the probability of default, Shinhan Bank assigns the borrower one of twenty grades (AAA to D). Grades AA through B are further broken down into “+”, “0” or “— ”. Grades AAA through B- are classified as normal, grade CCC precautionary, and grades CC through D non-performing. The credit risk-rating model is further differentiated by the size of the corporate borrower and the type of credit facilities.

— Loan Approval Process
      Evaluations of general loans are approved after combined evaluation and approval of the relationship manager of each branch and the committee of the applicable business unit. Depending on the size and the importance of the loan, the approval process passes through review of Credit Officer Committee or Senior Credit Officer Committee. In the case where the loan is considered significant or the amount exceeds the discretion limit of the Senior Credit Officer Committee, the credit evaluation is carried out at the highest decision-making credit approval body, the Credit Review Committee. The Credit Review Committee evaluates and approves large credits in excess of W10 billion for unsecured and W15 billion for secured lending. Meetings to approve these large credits are held twice a week. The Credit Review Committee makes decisions by 2/3 or more votes of the attending members, which must constitute at least two-thirds of the committee members to satisfy the quorum.
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

      The discretionary levels are divided into five categories depending on the credit rating assigned and the existence and value of collateral. The loan amount determines the approval body — branch manager, branch manager and Credit Officer, Credit Officer Committee, Senior Credit Officer Committee or Credit Review Committee.

Approval Limit of Loan Amount

Category	Approval Body	Grade B-	Grade AAA

1	Branch Manager (Individual Loans)
	Unsecured	W100 million or less	W2 billion or less
	Secured	W500 million W1 billion or less	W4 billion or less
2	Branch Manager (Corporate loans)
	Unsecured	W300 million or less	W3 billion or less
	Secured	W2 billion or less	W6 billion or less
3	Branch Manager and Credit Officer
	Unsecured	W500 million or less	W5 billion or less
	Secured	W3 billion or less	W10 billion or less
4	Credit Officer Committee
	Unsecured	W1 billion or less	W10 billion or less
	Secured	W5 billion or less	W20 billion or less
5	Senior Credit Officer Committee
	Unsecured	W10 billion or less	W30 billion or less
	Secured	W15 billion or less	W80 billion or less
6	Credit Review Committee
	Unsecured	More than W10 billion	More than W30 billion
	Secured	More than W15 billion	More than W80 billion

Credit Review and Monitoring
      Shinhan Bank continually reviews and monitors existing credit risks primarily with respect to borrowers. In particular, Shinhan Bank’s automated early warning system conducts weekly examination for borrowers using over 60 financial and non-financial factors, and the relationship manager and the credit officer must conduct periodic loan review and report to independent loan review team which analyzes in detail the results and adjusts credit rating accordingly. Based on these reviews, Shinhan Bank adjusts a borrower’s credit rating, credit limit, applied interest rates and credit policies. In addition, the group credit rating of the borrower’s group, if applicable, may be adjusted following a periodic review of the main debtor groups identified by the Governor of the Financial Supervisory Service based on their outstanding credit exposures, of which 36 were identified most recently in April 2006. Shinhan Bank also continually reviews other factors, such as industry conditions in which borrowers operate and their domestic and overseas asset base and operations, to ensure that ratings are appropriate. The Credit Review Department provides credit review reports, independent of underwriting, to Chief Risk Officer and CEO on a monthly basis.
      The early warning system makes automatic weekly check for borrowers with whom Shinhan Bank has more than W3 billion of exposure. The relationship manager and the Credit Officer monitor those borrowers, and then the Credit Review Department further reviews the results of the monitoring. In addition, Shinhan Bank carries out special review of each borrower in accordance with changing credit risk based on changing commercial environment. The results of such special review are continually reported to the Chief Risk Officer of Shinhan Bank.

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
      Shinhan Bank measures credit risk using internally accumulated data. Shinhan Bank measures expected and unexpected losses with respect to total assets monthly, which Shinhan Bank refers to when setting risk limits for, and allocate capital to, its business groups. Expected loss is calculated based on the probability of default, the loss given default, the exposure at default and the past bankruptcy rate and recovery rate, and Shinhan Bank provides allowance for loan losses under Korean GAAP accordingly. Shinhan Bank selects the higher of the two provisioning levels, as determined by the Financial Supervisory Service requirement or Shinhan Bank’s internal calculation. Unexpected loss is predicted based on Value at Risk, or “VaR”, under the historical simulation method. Shinhan Bank plans to apply the more advanced “Monte Carlo” simulation method rather than the historical simulation method going forward, and plans to operate an integrated and systematic credit risk management rather than risk management based on credit limitation.

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
      As the merger of Shinhan Bank and Chohung Bank occurred only recently, market risk management of Chohung Bank has not yet been fully integrated with the market risk management of Shinhan Bank, although subject to overall group risk management policies. For a detailed description of Chohung Bank’s market risk management, see “— Market Risk Management of Chohung Bank”.
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
      The following table shows Shinhan Bank’s net foreign currency open positions at the end of 2003, 2004 and 2005. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,

Currency	2003		2004		2005

	(In millions of US$)
U.S. dollars	US$	4.6	US$	52.3	US$	(2.39)
Japanese yen		(8.7)		(1.6)		(18.36)
Euro		0.7		0.9		(0.12)
Others		1.0		(1.7)		1.29

Total		(2.4)		49.9		(19.58)

— Equity Risk
      Equity risk for Shinhan Bank’s trading activities results from the trading of equity portfolio of Korean companies and Korea Stock Price Index futures and options. The trading equity portfolio consists of stocks listed on the Stock Market or the KOSDAQ Market of the Korea Exchange and nearest-month or second nearest-month futures contracts under strict limits on diversification as well as limits on positions. This has been an area of particular focus due to the level of volatility in the stock market. In addition, Shinhan Bank pays close attention to the loss limits. Although Shinhan Bank holds a substantially smaller amount of equity securities than debt securities in its trading accounts, the VaR of trading account equity risk is generally higher than that of trading account interest rate risk due to high volatility in the value of equity securities. As of December 31, 2003, 2004 and 2005, Shinhan Bank held W74.8 billion, W60.2 billion and W60.8 billion, respectively, of equity securities in its trading accounts (including the trust accounts).

Management of Market Risk from Trading Activities
      The following tables present an overview of market risk, measured by VaR, from trading activities of Shinhan Bank and Good Morning Shinhan Securities, respectively, for the year ended and as of December 31, 2005. For market risk management purposes, Shinhan Bank includes its trading portfolio in bank accounts and assets in trust accounts for which it guarantees principal or fixed return in accordance with the Financial Supervisory Commission regulations.

	Trading Portfolio VaR for the Year 2005(1)

							As of
	Average		Minimum		Maximum		December 31

	(In billions of Won)
Shinhan Bank:
Interest rate	W	3.06	W	1.62	W	6.19	W	2.54
Foreign exchange(2)		0.35		0.12		0.78		0.28
Equities		4.14		1.38		8.12		1.50
Less: portfolio diversification(3)		(3.24)		(1.78)		(5.14)		(1.74)

Total VaR(4)	W	4.31	W	1.33	W	9.96	W	2.55

Good Morning Shinhan Securities(5):
Interest rate	W	0.3	W	0.1	W	1.1	W	0.2
Equities		1.3		0.3		5.0		1.3
Beneficiary certificates(6)		0.1		0.0		0.1		0.0
Less: portfolio diversification(3)		(0.4)		(0.0)		(1.2)		(0.5)

Total VaR	W	1.3	W	0.4	W	5.0	W	1.0

Notes:

(1)	One-day VaR results with a 99% confidence level.

(2)	Includes both trading and nontrading accounts as Shinhan Bank manages foreign exchange risk on a total position basis.

(3)	Calculation of portfolio diversification effects for the minimum and maximum VaRs as the minimum and maximum may occur on different days for different risk components. The average and December 31, 2005 VaRs are less than the sum of the VaRs due to offsets resulting from portfolio diversification.

(4)	Includes trading portfolio in Shinhan Bank’s bank accounts and assets in trust accounts for which it guarantees principal or fixed return.

(5)	The change in market value of Good Morning Shinhan Securities’ trading portfolio was W0.7 billion per day.

(6)	Beneficiary certificates that Good Morning Shinhan Securities holds temporarily in connection with its beneficiary certificate sales business. Most of market risk arising from the holding of these beneficiary certificates is interest rate risk and there is minimal amount of equity risk.
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
      When Shinhan Bank calculates the VaRs for trading accounts, it measures interest risk VaRs, but not equity risk VaRs, for its equity-linked securities which are insignificant in amount. As of December 31, 2005, Shinhan bank held no equity-linked securities in its trading accounts.
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
      Shinhan Bank uses relatively simple but fundamental seven scenarios for stress test taking into account four market risk components such as foreign exchange rates, stock prices and Won-denominated and foreign currency-denominated interest rates. For the worst case scenario, we assumed instantaneous and simultaneous movements in the four market risk components — depreciation of Won by 115.7%, decrease in Korea Exchange Composite Index by 46%, and increases in Won-denominated and foreign currency denominated interest rates by 150.7% and 1.2%, respectively — which were based on the historical worst case movements for three months during the “Asian crisis” from September 1997 to December 1997. In the case of this worst-case scenario, the changes in market value of Shinhan Bank’s trading portfolio was a decline of W280.1 billion as of December 31, 2005. Shinhan Bank performs stress test at least semiannually and reports the results to the Risk Management Committee and the ALM Committee.
      Good Morning Shinhan Securities uses five scenarios for stress test taking into account two market risk components: stock prices and Won-denominated interest rates. As of December 31, 2005, for the worst case scenario, which was in the case of instantaneous and simultaneous drops in Korea Stock Price Index 200 by 10% and a 1% point increase in the three-year government bond yield, the changes in market value of Good Morning Shinhan Securities’ trading portfolio was W4.0 billion for one day.
      Shinhan Life Insurance uses actual events from the past for stress testing. One example of an actual-event evaluation relates to the evaluation of events over the course of one day following the stock market crash on April 17, 2000 following the news announcement of the accounts of SK Networks, and which resulted in a drop of the KOSPI index by 12.5% on the same date and was accompanied by a 50 basis-point increase in the three-year Government bond yield and a 5.9% depreciation of the Won against the U.S. dollar. Other examples include the evaluation of events over the course of 10 days following the sudden depreciation of the Won in December 1997 and the collapse of the Daewoo Group in July 1999, each of which was accompanied by a more than 10% drop of the KOSPI index, a more than 100 basis-point decrease in the Government bond yield and a more than 10% depreciation of the Won against the U.S. dollar.
      Although Shinhan Bank and Shinhan Life Insurance have not set any limits on stress testing, they monitor the impact of market turmoil or any abnormality. Good Morning Shinhan Securities sets limits on stress testing for its overall operations as well as at its department level. In the case of Shinhan Bank, Good Morning Shinhan Securities and Shinhan Life Insurance, if the impact is large, their respective chief risk officer may request a portfolio restructuring or other proper action.

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

      Market risk from derivatives is not significant since derivative trading activities of Shinhan Bank and Good Morning Shinhan Securities are primarily driven by arbitrage and customer deals with very limited open trading positions. Market risk from derivatives is also not significant for Shinhan Life Insurance as its derivative trading activities are limited to those within pre-approved risk limits and are subject to heavy regulations imposed on the insurance industry.

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

— Interest Rate Gap Analysis
      Interest rate gap analysis measures the difference in the amounts of interest-earning assets and interest-bearing liabilities at each maturity and re-pricing date by preparing interest rate gap tables in which Shinhan Bank’s interest-earning assets and interest-bearing liabilities are allocated to the applicable time buckets based on the expected cash flows and re-pricing dates. On a daily basis, Shinhan Bank performs interest rate gap analysis for Won and foreign currency denominated assets and liabilities in its bank and trust accounts. Shinhan Bank’s gap analysis includes Won-denominated derivatives (which are interest rate swaps for the purpose of hedging) but excludes foreign currency-denominated derivatives, whose management is centralized at the FX & Derivatives Department. Through the interest rate gap analysis that measures interest rate sensitivity gaps, cumulative gaps and gap ratios, Shinhan Bank assesses its exposure to future interest risk fluctuations.
      For interest rate gap analysis, we assume and use the following maturities for different assets and liabilities:

•	With respect to the maturities and re-pricing dates of Shinhan Bank’s assets, we assume that the maturity of Shinhan Bank’s prime rate-linked loans is the same as that of its fixed-rate loans. We also assume that the debt securities in Shinhan Bank’s trading accounts have maturities of three months. Shinhan Bank excludes equity securities from interest-earning assets.

•	With respect to the maturities and re-pricing of Shinhan Bank’s liabilities, we assume that money market deposit accounts and “non-core” demand deposits under the Financial Supervisory Commission guidelines have a maturity of three months or less. With respect to “core” demand deposits under the Financial Supervisory Commission guidelines, we assume a maturity of over three years.
      The following tables show Shinhan Bank’s interest rate gaps as of December 31, 2005 for (1) Won-denominated nontrading bank accounts, including derivatives and (2) foreign currency-denominated nontrading bank accounts, excluding derivatives.
Won-denominated nontrading bank accounts (including derivatives):

	As of December 31, 2005

	0-3 Months		3-6 Months		6-12 Months		1-2 Years		2-3 Years		Over 3 Years		Total

	(In billions of Won, except percentages)
Interest-earning assets	W	37,723	W	8,678	W	4,983	W	3,215	W	2,710	W	2,888	W	60,197
Fixed rates		7,021		2,440		4,188		2,924		2,189		1,760		20,522
Floating rates		30,671		6,179		727		101		51		68		37,797
Interest rate swaps		30		60		67		190		470		1,060		1,877
Interest-bearing liabilities	W	25,769	W	6,282	W	10,627	W	6,379	W	2,730	W	7,785	W	59,572
Fixed liabilities		11,498		5,876		9,511		6,368		2,700		7,785		43,737
Floating liabilities		12,521		387		1,039		10						13,958
Interest rate swaps		1,750		20		77				30				1,877
Sensitivity gap		11,953		2,396		(5,645)		(3,164)		(20)		(4,897)		625
Cumulative gap		11,953		14,350		8,705		5,541		5,521		625
% of total assets		19.9%		23.8%		14.5%		9.2%		9.2%		1.0%

Foreign currency-denominated nontrading bank accounts (excluding derivatives):

	As of December 31, 2005

	0-3 Months	3-6 Months	6-12 Months	1-3 Years	Over 3 Years	Total

	(In millions of US$, except percentages)
Interest-earning assets	$6,970	$1,279	$334	$28	$278	$8,888
Interest-bearing Liabilities	6,511	1,512	527	38	208	8,798
Sensitivity gap	458	(233)	(194)	(11)	70	90
Cumulative gap	458	225	31	20	90
% of total assets	5.2%	2.5%	0.4%	0.2%	1.0%

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
      The following tables show duration gaps and market values of Shinhan Bank’s Won-denominated interest-earning assets and interest-bearing liabilities in its not-trading accounts as of December 31, 2005 and changes in these market values when interest rate increases by one percentage point.

Duration as of
December 31,
2005(1)

(In months)
Interest-earning assets	8.1
Interest-bearing liabilities	13.2
Gap	(5.1)

	Market Value as of December 31, 2005(1)

	Actual		1% Point Increase		Changes

	(In billions of Won)
Interest-earning assets	W	60,690	W	60,515	W	(175)
Interest-bearing liabilities		58,578		58,149		(429)
Gap		2,112		2,366		254

Note:

(1)	Includes interest rate swaps entered for the purpose of hedging.

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

      The following tables illustrate by way of an example the simulated changes in Shinhan Bank’s annual net interest income for 2006 with respect to Won-denominated interest-earning assets and interest-bearing liabilities, using Shinhan Bank’s net interest income simulation model, when it assumes (a) the maturity structure and funding requirement of Shinhan Bank as of December 31, 2005 and (b) the same interest rates as of December 31, 2005 and a 1% point increase or decrease in the interest rates.

	Simulated Net Interest Income for 2006
	(For Nontrading Won-denominated Bank Accounts)(1)

							Change in Net Interest			Change in Net Interest
	Assumed Interest Rates						Income			Income

							Amount		% Change		Amount	% Change
			1% Point		1% Point		(1% Point		(1% Point		(1% Point	(1% Point
	No Change		Increase		Decrease		Increase)		Increase)		Decrease)	Decrease)

	(In billions of Won, except percentages)
Simulated interest income	W	3,481	W	3,872	W	3,090	W	390	11.2%	W	(391)	(11.2)%
Simulated interest expense		2,104		2,379		1,826		275	13.1		(277)	(13.2)
Net interest income		1,378		1,493		1,263		115	8.4		(114)	(8.3)

Note:

(1)	Includes interest rate swaps for the purpose of hedging.
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

— Interest Rate VaRs for Nontrading Assets and Liabilities
      Shinhan Bank measures VaRs for interest rate risk from nontrading activities on a monthly basis. The following table shows, as of and for the year ended December 31, 2005, the VaRs of (1) interest rate risk from Shinhan Bank’s available-for-sale investment securities and (ii) interest rate mismatch risk for other assets and liabilities, which arises from mismatches in the re-pricing dates of Shinhan Bank’s nontrading interest-earning assets and interest-bearing liabilities other than the available-for-sale investment securities. Under the Financial Supervisory Commission regulations, Shinhan Bank includes in calculation of these VaRs interest-earning assets and interest-bearing liabilities in its bank accounts and its trust accounts.

	VaR for the Year 2005(1)

							As of
	Average		Minimum		Maximum		December 31

	(In billions of Won)
Interest rate — available-for-sale securities	W	25.65	W	22.51	W	28.56	W	25.60
Interest rate mismatch — other assets and liabilities		10.68		7.61		14.35		10.21

Note:

(1)	One-day VaR results with a 99% confidence level.

— Equity Risk
      Substantially all of our equity risk results from its equity portfolio of Korean companies. As of December 31, 2005, we (not including Chohung Bank) held an aggregate amount of W3 billion of equity shares in unlisted foreign companies.

      The equity securities in Won held in Shinhan Bank’s investment portfolio consist of stocks listed on the Stock Market or the KOSDAQ Market of the Korea Exchange and certain non-listed stocks. Shinhan Bank measures VaRs for all of these equity securities but does not manage most of the related risk using VaR limits, as most of these securities are held for reasons other than normal investment purposes. As of December 31, 2005, Shinhan Bank held equity securities in an aggregate amount of W1,222.99 billion in its nontrading accounts, unlisted securities that Shinhan Bank held for private equity investment in the amount of W745.4 billion other equity securities that it held, among other reasons, for management control purposes or as a result of debt-to-equity conversion as a part of reorganization proceedings of the companies to which it had extended loans.
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
      As of December 31, 2005, Shinhan Bank also held Won-denominated convertible and exchangeable bonds in an aggregate amount of W39.7 billion (all of which contained conversion or exchange rights) and foreign currency convertible and exchangeable bonds in an aggregate amount of US$0 million in its nontrading accounts. Shinhan Bank does not measure equity risk with respect to convertible and exchangeable bonds and the interest rate risk of these bonds are measured together with the other debt securities. As such, Shinhan Bank measures interest rate risk VaRs but not equity risk VaRs for these equity-linked securities.
      The following table shows the VaRs of Shinhan Bank’s equity risk from nontrading activities for the year and as of December 31, 2005.

	VaR for the Year 2005(1)

							As of
	Average		Minimum		Maximum		December 31

	(In billions of Won)
Equities	W	25.65	W	17.82	W	35.66	W27.15

Note:

(1)	One-day VaR results with a 99% confidence level.

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
      Each subsidiary manages liquidity risk in accordance with the risk limits and guidelines established internally as well as those directed by the relevant regulatory authorities. Pursuant to principal regulations applicable to financial holding companies and banks as promulgated by the Financial Supervisory Commis-

sion, We, at the holding company, are required to keep specific Won and foreign currency liquidity ratios. These ratios require us to keep the ratio of liquid assets to liquid liabilities above certain minimum levels.
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
      The following tables show Shinhan Bank’s liquidity status and limits for Won and foreign currency accounts (including derivatives) as of December 31, 2005 in accordance with the regulations of the Financial Supervisory Commission.

	As of December 31, 2005

					6-12				Over		Substandard
Won-denominated Accounts	0-3 Months		3-6 Months		Months		1-3 Years		3 Years		or Below		Total

	(In billions of Won except percentage)
Assets:	W	22,476	W	9,426	W	14,589	W	10,278	W	16,174	W	555	W	73,497
Liabilities:		20,063		6,910		13,344		11,900		15,227		0		67,443
For three months or less:
Liquidity gap		2,413
Liquidity ratio		112.0%
Limit:		105%

	As of December 31, 2005

	7 Days or	7 Days-			6-12	Over 1	Substandard
Foreign Currencies Denominated Accounts:	Less	1 Months	3 Months	3-6 Months	Months	Years	or Below	Total

	(In millions of US$ except percentage)
Assets:	$2,199	$1,362	$1,763	$1,107	$1,199	$1,712	$46	$9,389
Liabilities	1,295	1,433	1,317	1,675	919	2,406	0	9,046
For three months or less:
Assets			5,324
Liabilities			4,045
Liquidity ratio			131.6%
Limit			85%
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

Market Risk Management of Chohung Bank
      The principal market risks to which Chohung Bank was exposed are interest rate risk and, to a lesser extent, foreign exchange risk and equity price risk. These risks stem from Chohung Bank’s trading and nontrading activities relating to financial instruments such as loans, deposits, securities and financial derivatives. Chohung Bank divides market risk into risks arising from trading activities and risks arising from nontrading activities.
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
      The following table shows Chohung Bank’s net foreign currency open positions at the end of 2003, 2004 and 2005. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,

Currency	2003		2004		2005

	(In millions of US$)
U.S. dollars	US$	8.4	US$	41.7	US$	18.0
Japanese Yen		0.3		0.2		(6.1)
Euro		0.3		6.7		(5.0)
Others		9.0		10.5		9.8

Total	US$	18.0	US$	59.1	US$	16.7

— Equity Risk
      Equity risk for Chohung Bank’s trading activities results from the trading of equity portfolio of Korean companies and Korea Stock Price Index futures and options. Although Chohung Bank holds a substantially smaller amount of equity securities than debt securities in its trading accounts, the equity risk VaR of trading accounts is relatively higher than that of trading account interest rate risk due to high volatility in the prices of equity securities. As of December 31, 2005, Chohung Bank held W4.2 billion of trading equity securities in trust accounts for which it guaranteed principal and fixed return. Chohung Bank’s own trading accounts had no equity securities as of December 2005.

Market Risk Management for Trading Activities
      The following tables present an overview of market risk, measured by VaR, from trading activities of Chohung Bank for the year ended and as of December 31, 2005. For market risk management purposes, Chohung Bank includes its trading portfolio in bank accounts and trading assets in trust accounts for which it guarantees principal or fixed return in accordance with the Financial Supervisory Commission regulations.

	Trading Portfolio Ten-day VaR for the Year 2005(1)

							As of
	Average		Minimum		Maximum		December 31

	(In billions of Won)
Chohung Bank:
Interest rate	W	16.2	W	3.2	W	50.6	W	21.6
Foreign exchange(2)		1.8		0.7		4.2		1.1
Equities		3.2		0.2		28.7		4.1

Total VaR(3)	W	17.5	W	5.5	W	50.8	W	22.4

Notes:

(1)	Ten-day VaR results at a 99% confidence level.

(2)	Includes both trading and non-trading accounts as Chohung Bank manages foreign exchange risk on a total position basis.

(3)	Due to portfolio diversification effects, the total VaR figures are different from the simple additions of interest rate, foreign exchange and equity risks.
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
      For stress testing, Chohung Bank assumes unexpected changes in the following four market risk components: foreign exchange rates, stock prices and Won-denominated and foreign currency-denominated interest rates. For the worst case scenario, Chohung Bank assumed instantaneous and simultaneous movements in these four market risk components within the following ranges: (1) depreciation and appreciation of Won against the U.S. dollars by 20% in the direction adverse to Chohung Bank, (2) decline in Korea Exchange Composite Index by 30%, (3) increase in Won-denominated interest rates by 200 basis points, and (4) increase in foreign currency-denominated interest rates by 200 basis points. In the worst case scenario assuming appreciation of Won against the U.S. dollars by 20%, a decline in Korea Exchange Composite Index by 30%, and increases in Won-denominated and foreign currency-denominated interest rates by 200 basis points and 200 basis points, respectively, the changes in market value of Chohung Bank’s trading portfolio was W2,621 billion as of December 31, 2005.
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
      The following table presents the minimum and average values of interest income, interest expense and net interest income, and the EaRs corresponding to them for 2005.

	Simulation Results for 2005

	Minimum(1)		Average		EaR(1)

	(In billions of Won)
Interest income (from interest-earning assets)	W	3,324.2	W	3,504.0	W	179.8
Interest expense (from interest-bearing liabilities)		1,764.2		1,852.6		88.3
Net interest income		1,560.0		1,651.5		91.5

Note:

(1)	At a 99% confidence level.

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
      The following tables show Chohung Bank’s interest rate gaps as of December 31, 2005 for (1) Won-denominated nontrading bank accounts, including derivatives and (2) foreign currency-denominated non-trading bank accounts, excluding derivatives.
Won-denominated non-trading bank accounts (including derivatives):

	As of December 31, 2005

	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Total

	(In billions of Won, except percentages)
Interest-earning assets	W	31,633	W	4,399	W	6,779	W	3,844	W	2,918	W	49,573
(Including interest rate swaps)
Interest-bearing liabilities		20,035		6,095		8,410		10,683		5,582		50,805
(Including interest rate swaps)
Sensitivity gap		11,598		(1,696)		(1,631)		(6,839)		(2,664)		(1,232)
Cumulative gap		11,598		9,902		8,271		1,432		(1,232)
% of total assets		23.4%		20.0%		16.7%		2.9%		(2.5)%
Foreign currency-denominated non-trading bank accounts (excluding derivatives):

	As of December 31, 2005

	0-3 Months	3-6 Months	6-12 Months	1-3 Years	Over 3 Years	Total

	(In millions of US$, except percentages)
Interest-earning assets	$4,151	$536	$135	$30	$(183)	$4,669
Interest-bearing liabilities	4,031	572	133	101	666	5,503
Sensitivity gap	120	(36)	2	(71)	(841)	(834)
Cumulative gap	120	84	86	15	(834)
% of total assets	2.6%	1.8%	1.8%	0.3%	(17.9)%

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
      The following tables show duration gaps and market values of Chohung Bank’s Won-denominated interest-earning assets and interest-bearing liabilities in its nontrading accounts as of December 31, 2005 and changes in these market values when interest rate increases by 100 basis point.

Duration as of
December 31,
2005(1)

(In months)
Interest-earning assets	4.8
Interest-bearing liabilities	9.7
Gap	(4.1)

	Market Value as of December 31, 2005(1)

	Actual		1% Point Increase		Changes

	(In billions of Won)
Interest-earning assets	W	48,018.5	W	47,786.6	W	(231.9)
Interest-bearing liabilities		39,890.7		39,505.8		(384.9)
Gap		8,127.8		8,280.8		153.0

Note:

(1)	Includes interest rate swaps.

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
      The following table illustrates by way of an example the simulated changes in Chohung Bank’s annual net interest income for 2006 with respect to Won-denominated interest-earning assets and interest-bearing liabilities, using its net interest income simulation model, when Chohung Bank assumes (a) the maturity structure and funding requirement of Chohung Bank as of December 31, 2005 and (b) the same interest rates as of December 31, 2005 and a 1% point increase or decrease in the interest rates.

	Simulated Net Interest Income for 2006
	(for Nontrading Won-denominated Bank Accounts)(1)

							Change in Net			Change in Net
	Assumed Interest Rates						Interest Income			Interest Income

							Amount		% Change		Amount	% Change
			1% Point		1% Point		(1% Point		(1% Point		(1% Point	(1% Point
	No Change		Increase		Decrease		Increase)		Increase)		Decrease)	Decrease)

	(In billions of Won, except percentages)
Simulated interest income	W	3,321.8	W	3,629.2	W	3,013.1	W	307.4	9.25%	W	(308.7)	9.29%
Simulated interest expense		1,763.5		1,997.8		1,546.7		234.3	13.29		(216.8)	12.29
Net interest income		1,558.3		1,631.4		1,466.4		73.1	4.69		(91.9)	5.90

Note:

(1)	Includes interest rate swaps.
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

— Interest Rate VaRs for Non-trading Assets and Liabilities
      Chohung Bank measures VaRs for interest rate risk from nontrading activities on a monthly basis, except for available-for-sale securities for which it measures interest rate risk on a daily basis. The following table shows, as of and for the year ended December 31, 2005, the ten-day VaRs of interest rate risk from Chohung Bank’s available-for-sale investment securities. Under the Financial Supervisory Commission regulations, Chohung Bank includes in the calculation of these VaRs interest-earning assets and interest-bearing liabilities in its bank accounts and its trust accounts.

	Ten-day VaR for the Year 2005(1)

							As of
	Average		Minimum		Maximum		December 31

	(In billions of Won)
Interest rate — available-for-sale securities	W	35.1	W	22.4	W	52.9	W	38.6

Note:

(1)	Ten-day VaR results at a 99% confidence level.

— Equity Risk
      All of Chohung Bank’s equity risk results from listed and unlisted equity securities issued by Korean companies. Chohung Bank measures VaRs the listed equity securities but does not manage most of the related risk using VaR limits, as most of these securities are held for reasons other than normal investment purposes. For unlisted equity securities, Chohung Bank does not measure VaRs. These unlisted securities were equities of its consolidated subsidiary and affiliates and those held as a result of debt-to-equity conversion as a part of reorganization proceedings of companies to which it had extended loans. As of December 31, 2004, Chohung Bank held equity securities in an aggregate amount of W1,550 billion in its nontrading accounts, including W373 billion of unlisted securities. As of December 31, 2005, it held equity securities in an aggregate amount of W2,616 billion in its nontrading accounts, including W372 billion of unlisted securities.
      The following tables show the VaRs of Chohung Bank’s equity risk from nontrading activities as of and for the year ended December 31, 2005.

	Trading Portfolio Ten-day VaR for the Year 2005(1)

							As of
	Average		Minimum		Maximum		December 31

	(In billions of Won)
Equities	W	374.8	W	257.9	W	558.1	W	557.0

(1)	Ten-day VaR results at a 99% confidence level.

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
      The following tables show Chohung Bank’s liquidity status and limits for Won and foreign currency accounts as of December 31, 2005 in accordance with the regulations of the Financial Supervisory Commission.

	As of December 31, 2005

											Substandard
Won-denominated Accounts	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		or Below		Total

	(In billions of Won except percentage)
Assets:	W	31,619.8	W	10,254.3	W	15,075.8	W	6,556.9	W	13,886.4	W	493.6	W	77,886.7
Liabilities:		26,801.3		6,295.7		12,878.2		8,992.7		23,625.3		—		78,593.2
For three months or less:
Liquidity gap		4,818.5
Liquidity ratio		117.98%
Limit:		105.00%

	As of December 31, 2005

	7 Days or	7 Days-
Foreign Currencies Denominated Accounts:	Less	1 Months	3 Months	3-6 Months	6-12 Months	Over 1 Years	Total

	(In millions of US$ except percentage)
Assets:	$2,333.9	$3,964.0	$5,277.3	$3,092.6	$3,941.6	$3,739.9	$22,349.3
Liabilities	2,113.4	4,165.8	4,993.5	2,763.7	4,403.0	2,798.8	21,238.2
For three months or less:
Assets			11,575.2
Liabilities			11,272.7
Liquidity ratio			102.68%
Limit			85.00%
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

Operational Risk Management
      Operational risk is difficult to quantify and subject to different definitions. The Basle Committee defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from other external events. Similarly, we define operational risk as the risks related to our overall management other than credit risk, market risk, interest rate risk and liquidity risk. These include risks arising from system failure, human error or non-adherence to policy and procedures, from fraud or inadequate internal controls and procedures, from a mistake in strategic decision or from environmental changes, resulting in financial and non-financial loss, including reputational loss. We monitor and assess operational risks related to our business operations, including administrative risk, information technology risk, managerial risk, legal risk and reputation risk, with a view to minimizing such losses.
      The Group Internal Audit Activity, reporting directly to our Audit Committee, is directly responsible for overseeing our operational risk management with a focus on legal, regulatory, operational and reputational risks. Our Audit Committee oversees and monitors our operational compliance with legal and regulatory requirements. At the holding company level, we define each subsidiary’s operational process and establish an internal review system applicable to each subsidiary. Each subsidiary’s operational risk is internally monitored and managed at the subsidiary level and the Group Internal Audit Activity continuously monitors the integrity of our subsidiaries’ operational risk management system. Our Board of Directors, the Group Risk Management Committee and our Audit Committee establish our basic policies for operational risk management at the group level.
      To monitor and manage operational risks, each of our principal banking subsidiaries, Shinhan Bank and Chohung Bank maintained, and after the merger, Shinhan Bank maintains, a system of comprehensive policies and has in place a control framework designed to provide a stable and well-managed operational environment throughout the organization. Currently, the primary responsibility for ensuring compliance with our banking operational risk procedures remains with each of the business units and operational teams. In addition, the Audit Department, the Audit Support Office, the Risk Management Department and the Compliance Office of Shinhan Bank also play important roles in reviewing and maintaining the integrity of Shinhan Bank’s internal control environment.
      The operational risk management system of Shinhan Bank was developed based on a two-year planning preceding the merger of the two banks and is currently managed by the operational risk team under the Risk Management Department. The current system principally consists of risk control self-assessment, risk quantification by way of key risk indicators, loss data collection, risk simulations and monitoring of at-risk operating capital. As of June 15, 2006, Shinhan Bank has conducted two risk control self-assessments on approximately 160 of its departments and branch offices, from which it has been able to derive systematized data on all of its branch offices. In addition, Shinhan Bank has accumulated risk-related data since 2003 based on approximately 40 key risk indicators, improved the procedures for monitoring operational losses and is developing risk simulation models. Shinhan Bank operates several educational and awareness programs with a view to familiarizing all of its employees to this new system. In addition, Shinhan Bank has a designated operational risk manager at each of its departments and branch offices, serving the role of a coordinator between the operational risk team at the headquarters and the employees in the field and seeking to provide centralized feedback to further improve the operational risk management system.
      The audit committee of Shinhan Bank, which consists of three board members, including two outside directors, is an independent inspection authority that supervises Shinhan Bank’s internal controls and compliance with established ethical and legal principles. The audit committee performs internal audits of, among other matters, Shinhan Bank’s overall management and accounting, and supervises the Audit Department of Shinhan Bank that assists the audit committee. The audit committee also reviews and evaluates Shinhan Bank’s accounting policies and their changes, financial and accounting matters and fairness of financial reporting.
      The Audit Committee, the Audit Department and the Audit Support Office supervise and perform the following audits:

•	general audits, including full-scale audits performed annually for the overall operations, sectional audits of selected operations performed when necessary, and periodic and irregular spot audits;

•	special audits, performed when the Audit Committee or standing auditor deems it necessary or pursuant to requests by the chief executive officer or supervisory authorities such as the Financial Supervisory Service;

•	day-to-day audits, performed by the standing auditor for material transactions or operations that are subject to approval by the heads of Shinhan Bank’s operational departments or senior executives;

•	real-time monitoring audits, performed by the computerized audit system to identify any irregular transactions and take any necessary actions; and

•	self-audits as a self-check by each operational department to ensure its compliance with our business regulations and policies, which include daily audits, monthly audits and special audits.
      In addition to these audits and compliance activities, the Audit Support Office continuously monitors, manages and reports important operational risk related matters, including risk limit monitoring results, trading status and sources and uses of funds. The Audit Support Office also reviews in advance new business or service plans proposed by our principal banking subsidiary’s operational departments to minimize operational risk.
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
      In April 2005, the Financial Supervisory Service found that Chohung Bank’s employees had embezzled approximately W40 billion of Chohung Bank’s funds over a period of five months. Chohung Bank recovered approximately W4 billion of the embezzled fund. As a remedial measure, the Financial Supervisory Service issued a warning to Chohung Bank as well as its president and the statutory auditor for supervisory negligence and ordered Chohung Bank to sign a memorandum of understanding to improve its internal controls and took several remedial measures, including increasing staffing at our back office, strengthening periodic monitoring and improving internal control procedures related to fund transfer documentation.
      In addition, during a periodic audit in November 2005, the Financial Supervisory Service discovered that one of Chohung Bank’s employees, in collaboration with an employee of Kookmin Bank, issued counterfeit certificates of deposits in the course of embezzling over a period of seven months an aggregate of approximately W445 billion of customer funds deposited at the two banks, of which amount W20 billion was deposited with Chohung Bank. The Financial Supervisory Service suspended the operation of the branches of the two banks directly involved with the incident for three months and issued warnings against the presidents and statutory auditors of Chohung Bank and Kookmin Bank (including a “disciplinary warning” against the president of Chohung Bank) for negligent supervision. In response to this incident, Chohung Bank took several remedial measures to strengthen compliance procedures and improve the execution of the existing internal control systems.
      Except as described, none of the actions we have taken so far has had a material adverse effect.
      We consider legal risk as a part of operational risk. The uncertainty of the enforceability of obligations of our customers and counterparties, including foreclosure on collateral, creates legal risk. Changes in laws and regulations could also adversely affect us. Legal risk is higher in new areas of business where the law is often untested in the courts although legal risk can also increase in our traditional business to the extent that the legal and regulatory landscape in Korea is changing and many new laws and regulations governing the banking industry remain untested. We seek to minimize legal risk by using stringent legal documentation, employing procedures designed to ensure that transactions are properly authorized and consulting legal advisers. The Compliance Office operates our principal banking subsidiary’s compliance inspection system. This system is designed to ensure that all of Shinhan Bank’s employees comply with the law. The compliance inspection system’s main function is to monitor the degree of improvement in compliance with the law, maintain internal controls (including ensuring that each department has established proper internal policies and that it complies with those policies) and educate employees about observance of the law.

Proposed Upgrades and Integration of Risk Management
      Since prior to their merger, Shinhan Bank and Chohung Bank have launched a joint task force, a Basel II project team, to address issues relating to the adoption of a new firm-wide system for operational risk management to apply a standardized approach that meets the recommendations by the “BIS New Basle Accord for Measurement and Management of Operational Risk”. The Operational Risk Management Team consists of 12 members. This Basel II project team sought to develop systems, processes and organizations that would meet the relevant qualitative and quantitative requirements by applying the A-IRB method to credit risks and an advanced evaluation approach to operational risks and, beginning in May 2004, have enlisted the support of a global consulting firm to benchmark the best practices of the more advanced global banks. We believe that the Basel II project helps us not only to meet the capital adequacy requirements in the future but also to secure a source of information that will be critical in making important decisions, such as managing risks within reasonable bounds and formulating an asset portfolio strategy, by enabling us to better our understanding of the risks embedded in substantially all aspects of our banking operations. The Financial Supervisory Commission is currently reviewing Basel II-related regulations. Following the completion of such review and adoption of new regulations by the Financial Supervisory Commission, which is currently expected to happen by the end of 2006, and subject to obtaining the necessary regulatory approval, we plan to complete the implementation of the Basel II-related systems and commence its operations.

SUPERVISION AND REGULATION
Principal Regulations Applicable To Financial Holding Companies

General
      The Korean financial holding companies and their subsidiaries are regulated by the Financial Holding Companies Act (Law No. 6692, April 27, 2002). In addition, Korean financial holding companies and their subsidiaries are subject to the regulations and supervision of the Financial Supervisory Commission and the Financial Supervisory Service.
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
      The Financial Supervisory Service was established on January 2, 1999, as a unified body of the former Banking Supervisory Authority (the successor to the Office of Bank Supervision, the Securities Supervisory Board, the Insurance Supervisory Board and the Credit Management Fund). The Financial Supervisory Service is subject to the instructions and directives of the Financial Supervisory Commission and carries out supervision and examination of financial holding companies and their subsidiaries. In particular, the Financial Supervisory Service sets requirements regarding financial holding companies’ liquidity and for capital adequacy and establishes reporting requirements within the authority delegated under the Financial Supervisory Commission regulations, pursuant to which financial holding companies are required to submit quarterly reports on business performance, financial status and other matters prescribed in the Presidential Decree of the Financial Holding Companies Act.
      Under the Financial Holding Companies Act, the establishment of a financial holding company must be approved by the Financial Supervisory Commission. A financial holding company is required to be mainly engaged in controlling its subsidiaries by holding the shares or equities of the subsidiaries in the amount of not less than 50% of aggregate amount of such financial holding company’s assets based on the latest balance sheet. A financial holding company is prohibited from engaging in any profit-making businesses other than controlling the management of its subsidiaries and certain ancillary businesses as prescribed in the Presidential Decree of the Financial Holding Companies Act which include the following businesses:

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
      The Financial Holding Companies Act requires every financial holding company (other than any financial holding company that is controlled by any other financial holding company) or its subsidiaries to obtain the prior approval from the Financial Supervisory Commission before acquiring control of another company or to file with the Financial Supervisory Commission a report within thirty (30) days after acquiring such control. Permission to liquidate or to merge with any other company must be obtained in advance from the Financial Supervisory Commission. A financial holding company must report to the Financial Supervisory Commission regarding certain events including:

•	when there is a change of its officers;

•	when there is a change of its largest shareholder;

•	when there is a change of major shareholders of a bank holding company;

•	when there is a cause for dissolution; and

•	when it or its subsidiary ceases to control any of its respective direct and indirect subsidiaries by disposing of the shares of such direct and indirect subsidiaries.
      In January 2005, the Ministry of Finance and Economy announced that it would proceed with the amendment of the Financial Holding Companies Act to allow a foreign financial holding company to establish a domestic financial holding company, which is not allowed under the current Financial Holding Companies Act.

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
      “Requisite Capital Ratio” means the ratio of (1) “Net Total Equity Capital”, as defined below, to (2) “Requisite Capital”, as defined below.
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

(b) less the sum of:

(i)	the book value of investments between a financial holding company and its direct and indirect subsidiaries, if any; and

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

(b)	in the case of a financial institution subsidiary (except for a financial holding company’s indirect subsidiary which is consolidated into a direct subsidiary of a financial holding company), that is not subject to minimum capital requirements under the Financial Supervisory Commission regulations, 8% of its total assets on its balance sheet (including off-balance sheet assets, if any); and

(c)	in the case of a financial holding company, 8% of its total assets on its balance sheet (including off-balance sheet assets, if any, but excluding the book value of investments in and financial supports to its direct and indirect subsidiaries, if any).

Liquidity
      All financial holding companies are required to match the maturities of their assets to those of liabilities in accordance with the Financial Holding Companies Act in order to ensure liquidity. Financial holding companies are required to submit quarterly reports regarding their liquidity to the Financial Supervisory Service and must:

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
      A financial holding company may not invest in securities as defined in the Securities and Exchange Act (other than those securities issued by its direct and indirect subsidiaries) in excess of the amount of its shareholders’ equity less the total amount of investment in subsidiaries, subject to certain exceptions such as capital reductions, a change in securities’ price, a merger of a financial holding company or an acquisition of all of the business by a financial holding company, a foreclosure of collateral or strict foreclosure of securities. A financial holding company whose investment exceeds the amount of its shareholders’ equity less the total amount of investment in subsidiaries as a result of these exceptions are required to take actions to comply with the foregoing limit within one year from the date it exceeded such limit.

Financial Exposure to Any Single Customer and Major Shareholder
      Subject to certain exceptions, the total sum of credit (as defined in the Financial Holding Companies Act, the Bank Act, the Merchant Bank Act and the Securities and Exchange Act, respectively) of a financial holding company and its direct and indirect subsidiaries which are banks, merchant banks or securities companies (“Financial Holding Company Total Credit”) extended to a single group of companies that belong to the same conglomerate as defined in the Monopoly Regulations and Fair Trade Act will not be permitted to exceed 25% of the Net Total Equity Capital.
      “Net Total Equity Capital” for the purpose of the calculation of financial exposure to any single customer and Major Shareholder (as defined below) is defined under the Presidential Decree of the Financial Holding Companies Act as
      (a)     the sum of:

(i)	in case of a financial holding company, the net asset which is total assets less total liabilities on balance sheet as of the end of the most recent quarter;

(ii)	in case of a bank, the capital amount as defined in Article 2(1), item 5 of the Bank Act;

(iii)	in case of a merchant bank, the capital amount as defined in Article 2, item 3 of the Merchant Bank Act; and

(iv)	in case of a securities company, the total asset amount less the total liability amount in the balance sheet as of the end of the most recent fiscal year and adjusted as determined by the Financial Supervisory Commission, such as the amount of increase or decrease in paid-in capital after the end of the most recent fiscal year;
      (b)     less the sum of:

(i)	the amount of shares of direct and indirect subsidiaries held by the financial holding company;

(ii)	the amount of shares which are cross-held by each direct and indirect subsidiary that is a bank, merchant bank or securities company; and

(iii)	the amount of shares of a financial holding company held by such direct and indirect subsidiaries which are banks, merchant banks or securities companies.
      The Financial Holding Company Total Credit to a single individual or legal entity will not be permitted to exceed 20% of the Net Total Equity Capital. In addition, the Financial Holding Company Total Credit to a shareholder holding (together with the persons who have special relationship with such shareholder (as defined under the Presidential Decree of the Financial Holding Companies Act)) in aggregate more than 10% of the total issued and outstanding shares of the financial holding company will not be permitted to exceed the smaller of (x) 25% of the Net Total Equity Capital and (y) the amount of the equity capital of the financial holding company multiplied by the shareholding ratio of such shareholder (together with the persons who have special relationship with such shareholder).
      Furthermore, the total sum of credits (as defined under the Financial Holding Companies Act, the Bank Act, the Merchant Bank Act and the Securities and Exchange Act, respectively) of a financial holding company controlling banks and its direct and indirect subsidiaries that are banks, merchant banks or securities companies as applicable (“Bank Holding Company Total Credit”) extended to a “Major Shareholder” (together with the persons who have special relationship with such Major Shareholder) (as defined below) will not be permitted to exceed the smaller of (x) 25% of the Net Total Equity Capital and (y) the amount of the equity capital of the financial holding company multiplied by the shareholding ratio of such Major Shareholder, except in certain cases.
      “Major Shareholder” is defined under the Financial Holding Companies Act as follows:

(a)	a shareholder holding (together with persons who have a special relationship with such shareholder as defined in the Presidential Decree of the Financial Holding Companies Act) in excess of 10% (or in the case of a financial holding company controlling regional banks only, 15%) in the aggregate of the financial holding company’s total issued and outstanding voting shares; or

(b)	a shareholder holding (together with persons who have a special relationship with such shareholder as defined in the Presidential Decree of the Financial Holding Companies Act) more than 4% in the aggregate of the total issued and outstanding voting shares of the financial holding company controlling national banks (other than a financial holding company controlling regional banks only), excluding shares related to the shareholding restrictions on non-financial business group companies as described below, where such shareholder is the largest shareholder or has actual control over the major business affairs of the financial holding company through, for example, appointment and dismissal of the officers pursuant to the Presidential Decree of the Financial Holding Companies Act.
      In addition, the total sum of the Bank Holding Company Total Credit extended to all of a financial holding company’s Major Shareholder must not exceed 25% of the Net Total Equity Capital. Furthermore, the financial holding company and its direct and indirect subsidiaries that intend to extend the Bank Holding Company Total Credit to the financial holding company’s Major Shareholder not less than the lesser of (i) the amount equivalent to 0.1% of the Net Total Equity Capital or (ii) W5 billion, with respect to a single transaction, must obtain prior unanimous board resolutions and then immediately after the completion of the transaction, must file a report with the Financial Supervisory Commission and publicly disclose the filing of such report (e.g., via the Internet).

Restrictions on Transactions Among Direct and Indirect Subsidiaries and Financial Holding Company
      Generally, a direct or indirect subsidiary of a financial holding company may not extend credit to the financial holding company which directly or indirectly controls such subsidiary. In addition, a direct and indirect subsidiary of a financial holding company may not extend credit to any other single direct or indirect subsidiary of the financial holding company in excess of 10% of its shareholders’ equity and to any other direct and indirect subsidiaries of the financial holding company in excess of 20% of its shareholders’ equity in the aggregate. The direct or indirect subsidiaries of a financial holding company must obtain an appropriate level of collateral for the credits extended to the other direct and indirect subsidiaries unless otherwise approved by the Financial Supervisory Commission. The appropriate level of collateral for each type of credit is as follows:

(i)	For deposits and installment savings, obligations of the Korean government or The Bank of Korea, obligations guaranteed by the Korean government or The Bank of Korea, obligations secured by securities issued or guaranteed by the Korean government or The Bank of Korea: 100% of the amount of the credit extended;

(ii)	(a) For obligations of local governments under the Local Autonomy Act, local public enterprises under the Local Public Enterprises Act, and investment institutions and other quasi-investment institutions under the Basic Act on the Management of Government-Invested Institution (hereinafter, the “public institutions and others”); (b) obligations guaranteed by the public institutions and others, and (c) obligations secured by the securities issued or guaranteed by public institutions and others: 110% of the amount of the credit extended; and

(iii)	For any property other than those set forth in the above (i) and (ii): 130% of the amount of the credit extended.
      Subject to certain exceptions, a direct or indirect subsidiary of a financial holding company is prohibited from owning the shares of any other direct or indirect subsidiaries (other than those directly controlled by the direct and indirect subsidiaries in question) in common control by the financial holding company. In April 2005, the Ministry of Finance and Economy announced that it will allow a direct or indirect subsidiary of a financial holding company to invest as a limited partner in a private equity fund that is a direct or indirect subsidiary of the same financial holding company, and the Presidential Decree of the Financial Holding Companies Act was amended in May 2005 accordingly. Before the amendment, under the Financial Holding Companies Act, a direct or indirect subsidiary of a financial holding company was prohibited from acquiring the shares of another subsidiary of the same financial holding company. A direct or indirect subsidiary of a financial holding company is also generally prohibited from owning the shares of the financial holding company controlling the direct or indirect subsidiary in question. The transfer of certain assets subject to or below the precautionary criteria between the financial holding company and its direct or indirect subsidiary or between the direct and indirect subsidiaries of a financial holding company is prohibited except for (i) the transfer to an asset-backed securitization company (an SPV), or the entrustment with a trust company, under the Asset-Backed Securitization Act, (ii) the transfer to a mortgage-backed securitization company under the Mortgage-Backed Securitization Company Act or (iii) the transfer or in-kind contribution to a corporate restructuring vehicle under the Corporate Restructuring Investment Company Act.

Disclosure of Management Performance
      For the purpose of protecting the depositors and investors in the subsidiaries of the financial holding companies, the Financial Supervisory Commission requires financial holding companies to disclose certain material matters including (i) financial condition and profit and loss of the financial holding company and its direct and indirect subsidiaries, (ii) how capital was raised by the financial holding company and its direct and indirect subsidiaries and how such capital was used, (iii) any sanctions levied on the financial holding company and its direct and indirect subsidiaries under the Financial Holding Companies Act or any corrective measures or sanctions under the Law on Improvement of Structure of Financial Industry or (iv) occurrence of any non-performing assets or financial incident which may have a material adverse effect.

Restrictions on Shareholdings in Other Companies
      Subject to certain exceptions, a financial holding company may not own more than 5% of the total issued and outstanding shares of another company (other than its direct and indirect subsidiaries). If the financial holding company owns shares of another company (other than its direct and indirect subsidiaries) which is not a finance-related company, the financial holding company is required to exercise its voting rights in the same manner and same proportion as the other shareholders of the company exercise their voting rights in favor of or against any resolutions under consideration at the shareholders’ meeting of the company.
      Generally, a financial holding company is not allowed to own its subsidiary’s outstanding shares in excess of its net assets (total assets minus total liabilities), except, among other reasons, (i) where the financial holding company invests in its subsidiary up to 130% of its net assets (total assets minus total liabilities) for the purpose of the improvement of the financial condition of a subsidiary which is classified as an unsound financial institution under the Law on the Improvement of Structure of Financial Industry or as an unsound or potentially unsound financial institution under the Depositor Protection Act, (ii) where the financial holding company invests in a company controlled by the indirect subsidiaries up to 130% of its net assets (total assets minus total liabilities) in order to make the company as a subsidiary of the financial holding company, (iii) where the financial holding company has already been holding the outstanding shares of its subsidiary not more than 130% of its net assets (total assets minus total liabilities) at the time when it becomes a financial holding company, (iv) where in order to make its subsidiary as a 100% owned subsidiary or a special purpose vehicle under the Asset Backed Securitization Act as its subsidiary, the financial holding company invests in such company up to 130% of its net assets, (v) where as the amount of investments in the subsidiaries increases, the financial holding company’s net assets increase so that the ratio of the total amount of investments in subsidiaries divided by the financial holding company’s net assets do not increase, or (vi) where the total investment amount in its subsidiaries exceeds its net assets due to (a) a reduction of the financial holding company’s net assets, (b) a spin-off, merger or transfer of its whole business of a financial holding company, (c) a spin-off, merger or transfer of their whole business of its direct or indirect subsidiaries, or (d) a foreclosure of collateral or strict foreclosure. The financial holding company, however, must dispose of the ownership of excess shares within two years in case of (i) through (v) and within six months in case of (vi), unless such time period is otherwise extended by the Financial Supervisory Commission.

Restrictions on Shareholdings by Direct and Indirect Subsidiaries
      Generally, a direct subsidiary of a financial holding company is prohibited from controlling any other company; provided that a direct subsidiary of a financial holding company may control (as an indirect subsidiary of the financial holding company): (i) subsidiaries in foreign jurisdiction which are engaged in the same business as the direct subsidiary, (ii) certain financial institutions which are engaged in the business that the direct subsidiary may conduct without any licenses or permits, (iii) certain financial institutions whose business is related to the business of the direct subsidiary as prescribed under the Presidential Decree of the Financial Holding Companies Act (e.g., the companies which a bank subsidiary may control are limited to credit information companies, credit card companies, trust business companies, securities investment management companies, investment advisory companies, futures business companies, and asset management companies), (iv) certain financial institutions whose business is related to financial business as prescribed by the regulations of the Ministry of Finance and Economy, (v) certain companies which are not financial institutions but whose business is related to the financial business of the financial holding company as prescribed by the Presidential Decree of the Financial Holding Companies Act (e.g. finance-related research company, finance-related IT company, etc.) and (vi) private equity funds established in accordance with the Act on Business of Operating Indirect Investment and Asset. Acquisition by the direct subsidiaries of such indirect subsidiaries requires prior permission from the Financial Supervisory Commission or report to be submitted to the Financial Supervisory Commission, depending on the types of the indirect subsidiaries and the amount of total assets of the indirect subsidiaries.
      The indirect subsidiary of a financial holding company is prohibited from controlling any other company, provided, however, that in the case where a company held control over another company at the time such company initially became an indirect subsidiary of a financial holding company, such indirect subsidiary shall be required to dispose of its interest in such other company within two (2) years after becoming an indirect subsidiary of a financial holding company.
      In April 2005, the Ministry of Finance and Economy announced that it will allow a subsidiary of a financial holding company to invest in a special purpose company as its largest shareholder for purposes of making investments under the Act on Private Investment in Social Infrastructure without being deemed as controlling such special purpose company. Accordingly, the Presidential Decree of the Financial Holding Companies Act was amended in May 2005 and such special purpose company is not considered as a subsidiary of the financial holding company under the Financial Holding Companies Act.
      In addition, a private equity fund established in accordance with the Act on Business of Operating Indirect Investment and Asset is not considered to be a subsidiary of a financial holding company even if the financial holding company is the largest investor in the private equity fund unless the financial holding company is the asset management company for the private equity fund.

Restrictions on Transactions between a Financial Holding Company and its Major Shareholder
      A financial holding company which controls banks and its direct and indirect subsidiaries is prohibited from acquiring (including acquisition by a trust account of its subsidiary bank) shares issued by such financial holding company’s Major Shareholder in excess of 1% of the Net Total Equity Capital as used in the calculation of financial exposure to Major Shareholder. In addition, the financial holding company and its direct and indirect subsidiaries which intend to acquire shares issued by such Major Shareholder not less than the lesser of (i) the amount equivalent to 0.1% of the Equity Capital or (ii) W5 billion, with respect to a single transaction, must obtain prior unanimous board resolutions and then, immediately after the acquisition, must file a report with the Financial Supervisory Commission and publicly disclose the filing of such report (e.g., via the Internet).

Restriction on Financial Holding Company Ownership
      Under the Financial Holding Companies Act, subject to certain exceptions, a financial institution may not control any financial holding company. In addition, any single shareholder and persons who stand in a special relations with such shareholder (as defined under the Presidential Decree to the Financial Holding Companies Act) may acquire beneficial ownership of up to 10% of the total issued and outstanding shares with voting rights of a financial holding company controlling national banks and 15% of the total issued and outstanding shares with voting rights of a financial holding company controlling regional banks only. The Government and the Korea Deposit Insurance Corporation are not subject to such ceiling. Also, in January 2005, the Ministry of Finance and Economy announced that it would proceed with the amendment of the Financial Holding Companies Act to allow a private equity fund to control financial holding companies, which is currently prohibited.
      However, “non-financial business group companies” (as defined below) may not acquire beneficial ownership of shares of a financial holding company which controls national banks in excess of 4% of such financial holding company’s outstanding voting shares, provided that such non-financial business group companies may acquire beneficial ownership of up to 10% of such financial holding company’s outstanding voting shares with the approval of the Financial Supervisory Commission under the condition that such non-financial business group companies will not exercise voting rights in respect of such shares in excess of the 4% limit. In addition, any person (whether a Korean national or a foreigner), with the exception of non-financial business group companies described above, may also acquire in excess of 10% of total voting shares issued and outstanding of a financial holding company which controls national bank, provided that an approval from the Financial Supervisory Commission is obtained in instances where the total holding exceeds 10% (or 15% in the case of a financial holding company controlling regional banks only), 25% or 33% of the total voting shares issued and outstanding of such financial holding company which controls national banks. Also, in the event a person (whether a Korean national or a foreigner, but excluding persons prescribed under the Presidential Decree to the Financial Holding Companies Act) (i) acquires in excess of 4% of the total voting shares issued and outstanding of any financial holding company (other than a financial holding company controlling regional banks only), (ii) becomes the largest shareholder of such financial holding company in which such person acquired in excess of 4% of the total voting shares issued and outstanding, or (iii) has its shareholding in such financial holding company, in which it had acquired in excess of 4% of the total voting shares issued and outstanding shares, changed by not less than 1% of the total voting share issued and outstanding of such financial holding company, a report as prescribed by the Presidential Decree to the Financial Holding Companies Act shall be filed with the Financial Supervisory Commission.
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
Principal Regulations Applicable to Banks

General
      The banking system in Korea is governed by the Bank Act of 1950, as amended (the “Bank Act”) and the Bank of Korea Act of 1950, as amended (the “Bank of Korea Act”). In addition, Korean banks are subject to the regulations and supervision of the Bank of Korea, the Bank of Korea’s Monetary Policy Committee, the Financial Supervisory Commission and its executive body, the Financial Supervisory Service.
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

      Under the Bank Act, permission to commence a commercial banking business or a long-term financing business must be obtained from the Financial Supervisory Commission. Commercial banking business is defined as the lending of funds acquired predominantly from the acceptance of deposits for a period not exceeding one year or subject to the limitation established by the Financial Supervisory Commission, for a period between one year and three years. Long-term financing business is defined as the lending, for periods in excess of one year, of funds acquired predominantly from paid-in capital, reserves or other retained earnings, the acceptance of deposits with maturities of at least one year, or the issuance of bonds or other securities. A bank wishing to enter any business other than commercial banking and long-term financing businesses, such as the trust business, must obtain permission from the Financial Supervisory Commission. Permission to merge with any other banking institution, to liquidate, to close a banking business or to transfer all or a part of a business must also be obtained from the Financial Supervisory Commission.
      If the Korean government deems a bank’s financial condition to be unsound or if a bank fails to meet the applicable capital adequacy ratio set forth under Korean law, the government may order:

•	capital increases or reductions;

•	stock cancellations or consolidations;

•	transfers of a part or all of business;

•	sale of assets;

•	closures of branch offices;

•	mergers or becoming a subsidiary under the Financial Holding Companies Act of a financial holding company;

•	acquisition of a bank by a third party;

•	suspensions of a part or all of business operation; or

•	assignments of contractual rights and obligations relating to financial transactions.

Capital Adequacy
      The Bank Act requires a minimum paid-in capital of W100 billion in the case of national banks, such as Shinhan Bank and Chohung Bank, and W25 billion in the case of regional banks such as our Jeju Bank.
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
      Under the Bank Act, the capital of a bank is divided into two categories pursuant to Bank for International Settlements (“BIS”) standards, which were originally envisaged by the Basel Committee. Tier I capital (core capital) consists of stockholders’ equity, capital surplus, retained earnings, equity representing new types of equity securities deemed to be functionally equivalent to capital which are designated by the Financial Supervisory Commission and undistributed stock dividends. Tier II capital (supplementary capital) consists of revaluation reserves, gain on valuation of investment in securities, allowance for bad debts set aside for loans classified as “normal” or “precautionary”, perpetual subordinated debt, cumulative preferred shares, redeemable preferred shares (with a right to redeem after the fifth anniversary of the date of issuance)and certain other subordinated debt.

      All banks must meet standards regarding minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with the Financial Supervisory Commission requirements that have been formulated based on BIS Standards. These standards were adopted by the Monetary Board and the Office of Bank Supervision (the predecessor of the Financial Supervisory Service) and became effective in 1993. Under these regulations, all domestic banks and foreign bank branches were required to satisfy at least 8% as of the end of 1995, and thereafter, in accordance with the standards regarding minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets.
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
      In April 2002, the Financial Supervisory Service issued guidelines pursuant to which the minimum ratio of allowances for outstanding loans by banks to individuals and households was increased to 0.75% of normal credits, 5% of precautionary credits and 55% of doubtful credits, and the minimum ratio of allowances for their outstanding credit card receivables and credit card loans was increased to 1% of normal credits, 7% of precautionary credits and 60% of doubtful credits. In addition, in October 2002, the Financial Supervisory Service issued new guidelines pursuant to which the minimum ratio of allowance for their outstanding loans to individuals and households was increased to 8% of credits classified as precautionary and the minimum ratio of allowance for their outstanding credit card receivables and credit card loans was increased to 12% of credits classified as precautionary. These guidelines were reflected in the Regulation on Supervision of Banking Business prescribed by the Financial Service Commission in November 2002.
      The BIS adopted changes to its capital adequacy standards to take into account market risk from equity securities, foreign exchange and derivative instruments held by banks. These changes have become applicable to most Korean banks commencing in 2002. Before 2002, all assets received risk weighting according to the risk weights applicable to the type of assets. For example, assets relating to government received a risk weight of 0%, assets relating to securities companies and banks received a 20% risk weight and assets relating to other companies received a risk weight of 100%. Starting from 2002, risk weights for assets that are subject to market risks, such as publicly-traded securities, foreign exchange and interest rate, are calculated in accordance with a formula based on market risk.
      Basel II, the new convention entered into by the Basel committee in June 2004 for the purpose of improving risk management and increasing capital adequacy of banks is expected to be effective as of the end of 2007 in Korea. Pursuant to Basel II, operational risk, such as inadequate procedure, loss risk by employees, internal system, occurrence of unexpected event, as well as credit risk and market risk, should be taken into account in calculating the risk-weighted assets. However, as the current capital adequacy ratio of 8% for banks would be maintained, it would become more onerous for banks to satisfy the minimum capital requirements.

Liquidity
      All banks are required to match the maturities of their assets and liabilities in accordance with the Bank Act in order to ensure adequate liquidity. Banks may not invest in excess of an amount exceeding 60% of their Tier I and Tier II capital (less any capital deductions) in stocks and other securities with a period remaining to maturity of over three years. However, this restriction does not apply to government bonds or to Monetary Stabilization Bonds issued by the Bank of Korea.
      In 1999, the Financial Supervisory Commission adopted a new requirement to ascertain a bank’s liquidity. Starting from January 1, 1999, the Financial Supervisory Commission requires each Korean bank to maintain a Won liquidity ratio (defined as Won assets due within three months, including marketable securities, divided by Won liabilities due within three months) of not less than 100% and to make quarterly reports to the Financial Supervisory Service. The Financial Supervisory Commission also requires each Korean bank to (1) maintain a foreign-currency liquidity ratio due within three months (defined as foreign-currency liquid assets due within three months divided by foreign-currency liabilities due within three months) of not less than 85%, (2) maintain a ratio of foreign-currency liquid assets due within seven days (defined as foreign-currency liquid assets due within seven days less foreign-currency liabilities due within seven days, divided by total foreign-currency assets) of not less than 0% and (3) maintain a ratio of foreign-currency liquid assets due within a month (defined as foreign-currency liquid assets due within a month less foreign currency liabilities due within a month, divided by total foreign-currency assets) of not less than negative 10%. The Financial Supervisory Commission also requires each Korean bank to submit monthly reports with respect to maintenance of these ratios.
      The Monetary Policy Committee is authorized to fix and alter minimum reserve requirements that banks must maintain against their deposit liabilities. The current minimum reserve ratio is 5.0% of average balances for Won currency demand deposits outstanding, 1.0% of average balances for Won currency employee asset establishment savings deposits, employee long-term savings deposits, employee house purchase savings deposits, long-term house purchase savings deposits, household long-term savings deposits and employee preferential savings deposits outstanding and 2.0% of average balances for Won currency time and savings deposits, mutual installments, housing installments and certificates of deposit outstanding. For foreign currency deposit liabilities, a 2.0% minimum reserve ratio is applied to savings deposits outstanding and a 5% minimum reserve ratio is applied to demand deposits, while a 1.0% minimum reserve ratio is applied for offshore accounts, immigrant accounts and resident accounts opened by foreign exchange banks.

Financial Exposure to Any Single Customer and Major Shareholders
      Under the Bank Act, the sum of material credit exposures by a bank, that is, the total sum of its credits to single individuals, legal entities or business groups that exceed 10% of the sum of Tier I and Tier II capital (less any capital deductions), must not exceed five times the sum of Tier I and Tier II capital (less any capital deductions), subject to certain exceptions. Beginning on January 1, 2000, subject to certain exceptions, no bank is permitted to extend credit (including loans, guarantees, purchases of securities (only in the nature of a credit) and such other transactions which directly or indirectly create credit risk) in excess of 20% of the sum of Tier I and Tier II capital (less any capital deductions) to a single individual or legal entity, and no bank may grant credit in excess of 25% of the sum of Tier I and Tier II capital (less any capital deductions) to a single group of companies that belong to the same conglomerate as defined in the Monopoly Regulations and Fair Trade Act.
      Pursuant to an amendment to the Bank Act, which became effective on July 28, 2002, the restrictions on extending credits to a major shareholder have been amended. The definition of a “major shareholder” is as follows:

•	a shareholder holding (together with persons who have a special relationship with such shareholder as defined in the Presidential Decree of the Bank Act) in excess of 10% (or in the case of regional banks, 15%) in the aggregate of the bank’s total issued and outstanding voting shares; or

•	a shareholder holding (together with persons who have a special relationship with such shareholder as defined in the Presidential Decree of the Bank Act) more than 4% in the aggregate of the bank’s (excluding regional banks) total issued and outstanding voting shares (excluding shares relating to the shareholding restrictions on non- financial group companies, which include:

•	any same shareholder group with the aggregate net assets of all non-financial companies belonging to such group of not less than 25% of the aggregate net assets of all members of such group;

•	any same shareholder group with aggregate assets of all non-financial companies belonging to such group of not less than W2 trillion; or

•	any mutual fund in which a same shareholder group identified in (1) or (2) above, owns more than 4% of the total shares issued and outstanding),

where such shareholder is the largest shareholder or is able to actually control the major business affairs of the bank, for example, through appointment and dismissal of the chief executive officer or of the majority of the executives.
      According to such amendment, banks are prohibited from extending credits in the amount greater than the lesser of (1) 25% of the sum of such bank’s Tier I and Tier II capital (less any capital deductions) or (2) the relevant major shareholder’s shareholding ratio multiplied by the sum of the bank’s Tier I and Tier II capital (less any capital deductions) to a major shareholder (together with persons who have special relationship with such major shareholder as defined in the Presidential Decree of the Bank Act). Also, no bank is allowed to grant credit to its major shareholders in the aggregate in excess of 25% of its Tier I and Tier II capital (less any capital deductions).
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

Lending to Small- and Medium-Sized Enterprises
      In order to obtain funding from the Bank of Korea at concessionary rates for their small- and medium-sized enterprise loans, banks are required to extend to small- and medium-sized enterprises a certain minimum percentage of any monthly increase in their Won currency lending. Currently, this minimum percentage is 45% in the case of national banks and 60% in the case of regional banks. If a bank does not comply with the foregoing, all or a portion of the Bank of Korea funds provided to such bank in support of loans to small-and medium-sized enterprises may have to be prepaid to the Bank of Korea or the credit limit from the Bank of Korea for such bank may be decreased.

Disclosure of Management Performance
      For the purpose of enforcing mandatory disclosure of management performance so that the general public, especially depositors and stockholders, will be in a better position to monitor banks, the Financial Supervisory Commission requires commercial banks to disclose certain matters as follows:

•	loans bearing no profit made to a single business group in an amount exceeding 10% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month (where the loan exposure to such borrower is calculated as the sum of substandard credits, doubtful credits and estimated loss credits) except where the loan exposure to a single business group is not more than W4 billion;

•	occurrence of any financial event involving embezzlement, malfeasance or misappropriation of funds the amount of which exceeds 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions), unless the bank has lost or expects to lose not more than W1 billion as a result thereof, or the Governor of the Financial Supervisory Service has made a public announcement regarding such an occurrence;

•	any loss due to court judgments or similar decisions in civil proceedings in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month except where the loss is not more than W1 billion;

•	any event which can cause a material change in the financial status, such as a capital increase or reduction, issuance of convertible bonds, bonds with warrants, exchangeable bonds, or depositary receipts, cancellation of shares with profit, and split or consolidation of shares;

•	any event which can cause a material change in a bank’s management, such as knowledge of imposition of a fine (such as negligence fine, surcharges or collection charges) in an amount exceeding 1% (or 0.5% in the case of a large company whose total assets as of the end of the most recent fiscal year is W2 trillion or more (hereinafter the “Large Company”)) or more of the bank’s Tier I and Tier II capital, proposal or confirmation of a litigation that can have a material effect on the management of the bank such as litigation regarding appointment or dismissal of an officer, or a change in bank’s largest shareholder, representative director, major shareholder, affiliate company, or a business objective;

•	any event which can cause a material change in the bank’s property, such as a natural disaster which causes damages in an amount exceeding 5% (or 2.5% in the case of a Large Company) or more of its total assets as of the end of the most recent fiscal year, or giving or receiving of a gift in excess of 1% (or 0.5% in the case of a Large Company) or more of the bank’s Tier I and Tier II capital;

•	any event which can cause a material change in the bank’s credit or liability, such as dissolution of, or default of a bill or a check of, an unlisted company in which the bank invested 3% (or 1.5% in the case of a Large Company) or more of the bank’s Tier I and Tier II capital, or commencement or termination of any court receivership of the bank or notification from the court thereof;

•	any event which can cause a material change in the bank’s investment, such as acquisition or sale of fixed assets in an amount exceeding 5% (or 2.5% in the case of a Large Company) of its total assets, investment in other companies in an amount exceeding 5% (or 2.5% in the case of a Large Company) or more of the bank’s Tier I and Tier II capital, becoming an oligopoly shareholder (meaning anyone owning 51% or more of the total issued and outstanding shares of a company, including the shares owned by specially related persons, as defined under the Framework Act on National Taxes) of a mutual savings bank or a change in such shareholder status;

•	any event which can cause a material change in the bank’s profit or loss, such as an increase or decrease in profit or loss of 30% (or 15% in the case of a Large Company) or more when compared to the previous fiscal year, or profit or loss from derivative transaction representing 5% (or 2.5% in the case of a Large Company) or more of the bank’s Tier I and Tier II capital; and

•	any other events which can have material effects on the bank’s operation, such as payment of cash dividend, changes in accounting policy, or distribution of stock option.

Restrictions on Lending
      According to the Bank Act, commercial banks are prohibited from making any of the following categories of loans:

•	loans made for the purpose of speculation in commodities or securities;

•	loans made directly or indirectly on the pledge of a bank’s own shares, or on the pledge of shares in excess of 20% of the issued and outstanding shares of any other corporation (subject to certain exceptions with respect to financing for infrastructure projects);

•	loans made directly or indirectly to enable a natural or legal person to buy the bank’s own shares;

•	loans made directly or indirectly to finance political campaigns and other related activities;

•	loans made to any of the bank’s officers or employees other than de minimis loans of up to (1) W20 million in the case of a general loan, (2) W50 million in the case of a general loan plus a housing loan, or (3) W60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions;

•	credit (including loans) provided on the pledge of shares of a subsidiary corporation of the bank or to enable a natural or legal person to buy shares of a subsidiary corporation of the bank; and

•	loans made to any officers or employees of a subsidiary corporation of the bank other than de minimis loans of up to W20 million in the case of a general loan or W50 million in the aggregate in the case of general and housing loans.

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
      In the above cases, a bank must satisfy either of the following requirements:

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

Restrictions on Bank Ownership
      Under an amendment to the Bank Act, which became effective on July 28, 2002, subject to certain exceptions, a single shareholder and persons who stand in a special relationship with such shareholder (as described in the Presidential Decree to the Bank Act) may acquire beneficial ownership of up to 10% of a national bank’s total issued and outstanding shares with voting rights and up to 15% of a regional bank’s total issued and outstanding shares with voting rights. The government, the Korea Deposit Insurance Corporation and financial holding companies qualifying under the Financial Holding Companies Act are not subject to such ceilings. However, non-financial business group companies (i.e., (1) any same shareholder group with an aggregate net assets of all non-financial companies belonging to such group of not less than 25% of the aggregate net assets of all corporations that are members of such group, (2) any group with aggregate assets of all non-financial companies belonging to such group of not less than W2 trillion or (3) any mutual fund in which a same shareholder group, as described in items (1) and (2) above, owns more than 4% of the total shares issued and outstanding) may not acquire beneficial ownership of shares of a national bank in excess of 4% of such bank’s outstanding voting shares, provided that such non-financial business group companies may acquire beneficial ownership of:

•	up to 10% of a national bank’s outstanding voting shares with the approval of the Financial Supervisory Commission under the condition that such non-financial group companies will not exercise voting rights in respect of such shares in excess of the 4% limit; and

•	in the event that a foreigner, as defined in the Foreign Investment Promotion Act, owns in excess of 4% of a national bank’s outstanding voting shares, up to 10% of such bank’s outstanding voting shares without the approval of the Financial Supervisory Commission, and in excess of 10%, 25% or 33% of such bank’s outstanding voting shares, with the approval of the Financial Supervisory Commission, up to the number of shares owned by such foreigner.
      In addition, any person (whether a Korean national or a foreigner), with the exception of non-financial business group companies described above, may also acquire in excess of 10% of a national bank’s total voting shares issued and outstanding, provided that an approval from the Financial Supervisory Commission is obtained in instances where the total holding exceeds 10% (or 15% in the case of regional banks), 25% or 33% of the bank’s total voting shares issued and outstanding.

Deposit Insurance System
      The Depositor Protection Act provides, through a deposit insurance system, insurance for certain deposits of banks in Korea. Under the Depositor Protection Act, all banks governed by the Bank Act, including Shinhan Bank, Chohung Bank and Jeju Bank, are required to pay to the Korea Deposit Insurance Corporation an insurance premium on a quarterly basis at such rate as determined by the Presidential Decree to the Depositor Protection Act, which shall not exceed 0.5% of the bank’s insurable deposits in any given year. The current insurance premium is 0.025% of insurable deposits for each quarter. If the Korea Deposit Insurance Corporation pays the insured amount, it will acquire the claims of the depositors within the payment amount. Under current rules, the Korea Deposit Insurance Corporation insures only up to a total of W50 million for deposits and interest, regardless of when the deposits were made and the size of the deposits. However, the maximum limit of W50 million is not applicable to interest-free settlement accounts (for example, a checking account), for any insurable event occurring during the period from January 1, 2001 to December 31, 2003.

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
      In addition, a trustee bank must deposit with a court an amount equal to 0.02% of its paid-in capital each year until the aggregate amount of such court deposits reaches 2.5% or more of its paid-in capital. In the event that a trustee bank breaches its duty of care as a trustee and causes loss to its customers, the court deposits will be available as compensation for such loss.
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

Laws and Regulations Governing Other Business Activities
      To enter the foreign exchange business, a bank must register with the Minister of the Ministry of Finance and Economy. The foreign exchange business is governed by the Foreign Exchange Transaction Law. To enter the securities business, a bank must obtain the permission of the Financial Supervisory Commission. The securities business is governed by regulations under the Securities and Exchange Act. Pursuant to the above-mentioned laws, we are permitted to engage in the foreign exchange business, securities brokerage business and securities (including, governmental/public bonds) underwriting business.
Principal Regulations Applicable to Credit Card Companies

General
      Any person, including a bank, wishing to engage in the credit card business must obtain a license from the Financial Supervisory Commission. In addition, in order to enter the credit card business, a bank must obtain a license from the Financial Supervisory Commission (hereinafter, a bank which obtains such license is defined as “licensed bank engaged in the credit card business”). The credit card business is regulated and governed by the Specialized Credit Financial Business Act. As a result of recent amendments to the Specialized Credit Financial Business Act and regulations thereunder, a company in the same conglomerate group (as defined in the Monopoly Regulation and Fair Trade Act) may engage in the credit card business even though another company in the same conglomerate group is already engaged in such business, which was previously not permitted.
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

Restrictions on Scope of Business
      Under the Specialized Credit Financial Business Act, a credit card company may conduct only the following types of business: (i) credit card business as licensed pursuant to the Specialized Credit Financial Business Act; (ii) the businesses ancillary to the credit card business, (i.e., providing cash advance loans to existing credit card members, issuing and settling of debit cards and issuing, selling and settling of pre-paid cards); (iii) provision of unsecured or secured loans; (iv) provision of discount on notes; (v) purchase, management and collection of account receivables originated by companies in the course of providing goods and services; (vi) provision of payment guarantee; (vii) asset management business under the Asset Backed Securitization Act; (viii) credit investigation; and (ix) other incidental businesses related to the foregoing. As a result of the amendment to the Specialized Credit Financial Business Act on January 27, 2005, a credit card company’s scope of business presently includes “businesses that utilize existing manpower, assets or facilities in a credit card company, as designated by the Financial Supervisory Commission”. Under the current regulation established by the Financial Supervisory Commission, a credit card company may engage in various types of business including, but not limited to, e-commerce, operation of insurance agency, delegation of card issuance and supply of payment settlement system.
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
      Under the Specialized Credit Financial Business Act and regulations thereof, the minimum ratio of allowances for losses on loans, leased assets (except assets subject to an operating lease) and suspense receivables as of the date of accounting settlement (including semiannual preliminary accounts settlement) would be 0.5% of normal assets, 1% of precautionary assets and 20% of substandard assets, 75% of doubtful assets and 100% of estimated loss assets, and the minimum ratio of allowances for losses on credit card receivables and cash advances would be 1% of normal assets, 0.5% of the amount calculated by deducting sum of cash advances which were actually drawn by card members, from the maximum limit of sum of cash advances times 0.75 (excluding the maximum limit of sum of cash advances for card members who have not drawn cash advances for the latest 6 months), 12% of precautionary assets and 20% of substandard assets, 60% of doubtful assets and 100% of estimated loss assets.

Liquidity
      Under the Specialized Credit Financial Business Act and regulations thereof, a credit card company must maintain a Won liquidity ratio (Won-denominated current assets/ Won-denominated current liabilities) of 100% or more. In addition, once a credit card company is registered as a foreign exchange business institution with the Minister of the Ministry of Finance and Economy, such credit card company is required to (1) maintain a foreign-currency liquidity ratio within three months (defined as foreign-currency liquid assets due within three months divided by foreign-currency liabilities due within three months) of not less than 80%, (2) maintain a ratio of foreign-currency liquid assets due within seven days (defined as foreign-currency liquid assets due within seven days less foreign-currency liabilities due within seven days, divided by total foreign-currency assets) of not less than 0% and (3) maintain a ratio of foreign-currency liquid assets due within a month (defined as foreign-currency liquid assets due within a month less foreign-currency liabilities due within a month, divided by total foreign-currency assets) of not less than negative 10%. The Financial Supervisory Commission requires a credit card company to submit quarterly reports with respect to maintenance of these ratios.

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
      Further, the credit card company may borrow funds offshore or issue foreign currency denominated securities once it is registered as a foreign exchange business institution with the Minister of the Ministry of Finance and Economy.
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

Restrictions on Assistance to Other Companies
      Under the Specialized Credit Financial Business Act, a credit card company shall not engage in any of the following acts in conjunction with other financial institutions or companies; (i) holding voting shares under cross shareholding or providing credit for the purpose of avoiding the restrictions on loans to affiliate companies; (ii) acquiring shares under cross shareholding for the purpose of avoiding the limitation on purchase of its treasury shares under the Korean Commercial Code or the Securities and Exchange Act; or (iii) other acts which are likely to have a material adverse effect on the interests of transaction parties as stipulated by the Presidential Decree to the Specialized Credit Financial Business Act, which are not yet provided.
      A credit card company shall not extend credit for enabling another person to purchase the shares of such credit card company or to arrange financing for the purpose of avoiding the restrictions on loans to affiliate companies.

Restrictions on Investment in Real Estate
      Under the Specialized Credit Financial Business Act and the regulations thereof, a credit card company is allowed to possess real estate only to the extent that such business conduct is designated by such laws and regulations, with certain exceptions such as for the purposes of factoring or leasing or as a result of enforcing its security rights, provided that the Financial Supervisory Commission may limit the maximum amount a credit card company may invest in real estate investments for business purposes up to a percentage equal to or in excess of 100% of its equity capital.

Restrictions on Shareholding in Other Companies
      Under the Specialized Credit Financial Business Act and the Law on Improvement of Structure of Financial Industry, a credit card company and its affiliate financial institutions (together a “group”) are required to obtain prior approval of the Financial Supervisory Commission if such credit card company, together with its affiliate financial institutions, (i) owns 20% or more of outstanding voting shares of a target company or (ii) owns 5% or more of outstanding voting shares of a target company, and shall be deemed to have control of the target company, including being the largest shareholder of such target company or otherwise.
      The indirect subsidiary of the financial holding company is prohibited from controlling any other company.

Disclosure and Reports
      Pursuant to the Specialized Credit Financial Business Act and the regulations thereof, the ordinary disclosure requirement for a credit card company is to disclose any material matters relating to management performance, profit and loss, corporate governance, manpower or risk management within three months from the end of each fiscal year and within two months from the end of the first half of the fiscal year. Also, a credit card company is required to disclose on an on-going basis certain matters such as the occurrence of non-performing loans, a financial accident or the occurrence of losses exceeding certain amounts. Prior to December 29 2005, a credit card company or a licensed bank engaging in the credit card business was required to submit its business reports and reports on actual results of management to the Financial Supervisory Commission within one month from the end of each quarter. However, after the amendment to the regulations issued by the Financial Supervisory Commission on December 29, 2005, a credit card company or a licensed bank engaging in the credit card business must submit such report as required by the Governor of Financial Supervisory Service, with certain important matters being reported as frequently as each month. In addition, all companies engaged in the specialized credit financial business under the Specialized Credit Financial Business Act, including, without limitation, credit card companies, must file a report with the Financial Supervisory Service regarding the result of settlement of accounts within one month after the end of its fiscal year. Also, these companies are required to conduct a provisional settlement of accounts for each quarter and file a report with the Financial Supervisory Service within one month after the end of such quarter.

Risk of Loss due to Lost, Stolen, Forged or Altered Credit Cards
      Under the Specialized Credit Financial Business Act, upon notice from the holder of a credit card or debit card of its loss or theft, the credit card company or a licensed bank engaging in the credit card business, as the case may be, is liable for any loss arising from the unauthorized use of credit cards or debit cards thereafter as well as any loss from unauthorized transactions made within 60 days prior to such notice. However, a credit card company or a licensed bank engaged in the credit card business, as the case may be, may transfer to the cardholder all or part of the risks of loss associated with unauthorized transactions made within 60 days prior to such notice, in accordance with the standard terms and conditions agreed between the credit card company or a licensed bank engaged in the credit card business, as the case may be, and the cardholder, provided that the loss or theft must be due to the cardholder’s willful misconduct or negligence. Disclosure of a cardholder’s password under duress or threat to the cardholder’s or his/her family’s life or health will not be deemed as the cardholder’s willful misconduct or negligence.
      Moreover, a credit card company or a licensed bank engaging in the credit card business, as the case may be, is also responsible for any losses resulting from the use of forged or altered credit cards, debit cards and pre-paid cards. However, a credit card company or a licensed bank engaging in the credit card business, as the case may be, may transfer all or part of this risk of loss to holders of credit cards in the event of willful misconduct or gross negligence by holders of such cards if the terms and conditions of the written agreement entered between the credit card company or a licensed bank engaging in the credit card business, as the case may be, and holders of such cards specifically provide for such transfer. For these purposes, disclosure of a customer’s password that is made intentionally or through gross negligence, or the transfer of or giving as collateral of the credit card or debit card, is considered willful misconduct or gross negligence.
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
      Each credit card company or a licensed bank engaged in the credit card business must institute appropriate measures such as establishing reserves, purchasing insurance or joining a cooperative association in order to fulfill its obligations when the risk of loss arises from unauthorized use due to lost, stolen, forged or altered credit cards, debit cards or pre-paid cards.
      Pursuant to the Specialized Credit Financial Business Act, the Financial Supervisory Commission may either impose the limit or take other necessary measures against the credit card company or a licensed bank engaged in the credit card business including, without limitation, with respect to the following:

•	maximum limits for cash advances on credit cards;

•	use restrictions on debit cards with respect to per day or per transaction usage; or

•	aggregate issuance limits and maximum limits on the amount per card on pre-paid cards.

Lending Ratio in Ancillary Business
      Pursuant to the Presidential Decree to the Specialized Credit Financial Business Act, as amended in December 2003, a credit card company or a licensed bank engaging in the credit card business, as the case may be, must maintain an aggregate quarterly average outstanding lending balance to credit card holders (including cash advances and credit card loans, but excluding restructured loans and revolving cash advances) no greater than its aggregate quarterly average outstanding credit card balance arising from the purchase of goods and services (excluding receivables arising from the purchase of goods and services by specially-related persons using “exclusive use card for business purposes” (as defined in the Tax Incentives Limitation Act)) plus its aggregate quarterly amount of payments made by members using their debit cards; provided that, with respect to any excess amount existing as of December 31, 2003, the credit card companies have a grace period until December 31, 2007 to eliminate such excess amount.

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
      Recent changes in the law have resulted in the application of more stringent standards in the issuance of credit cards and solicitation of credit card applicants, such as requiring a credit card company or a licensed bank engaged in the credit card business to check whether the credit card applicant has any delinquent debt owing to any other credit card company or other financial institutions which the applicant is unable to repay, and also requiring, in principle, with respect to solicitations made through the Internet, the certified electronic signature of the applicant. Moreover, persons who intend to engage in solicitation of credit card applicants must register with the Financial Supervisory Commission, unless the solicitation is made by officers or employees of a credit card company or a company in business alliance with such credit card company.

Compliance Rules on Collection of Receivable Claims
      Pursuant to the Specialized Credit Financial Business Act and its regulations, a credit card company or a licensed bank engaging in the credit card business may not:

•	exerting violence or threat of violence;

•	informing a Related Party (a guarantor of the debtor, blood relative or fiancée of the debtor, a person living in the same household as the debtor or a person working in the same workplace as the debtor) of the debtor’s liability without just cause;

•	providing false information relating to the debtor’s obligation to the debtor or his/her Related Party;

•	threatening to sue or suing the debtor for fraud despite lack of affirmative evidence to establish that the debtor has submitted forged or false documentation with respect to his/her capacity to make payment;

•	visiting or telephoning the debtor during late hours between 9:00 p.m. — 8:00 a.m.; and

•	utilizing other uncustomary methods to collect the receivables thereby invading the privacy or the peacefulness in the workplace of the debtor or his/her Related Party.
Principal Regulations Applicable to Securities Companies

General
      The securities business is regulated and governed by the Securities and Exchange Act. Securities companies are under the regulation and supervision of the Financial Supervisory Commission, the Financial Supervisory Service and the Securities and Futures Commission.
      Under the Securities and Exchange Act, permission to commence a brokerage business, a trading business or an underwriting business must be obtained from the Financial Supervisory Commission. A securities company may also engage in certain businesses ancillary to the primary business without obtaining any separate license and certain other additional businesses by obtaining separate licenses from the Financial Supervisory Commission. Permission to merge with any other entity or to transfer all or substantially all of a business must also be obtained from the Financial Supervisory Commission.
      If the Korean government deems a securities company’s financial condition to be unsound or if a securities company fails to meet the applicable Net Operating Equity Ratio (as defined below), the government may order any of the following:

•	capital increase or reduction;

•	a stock cancellation or consolidation;

•	a transfer of business;

•	closing of branch offices;

•	acquisition of such company by a third party;

•	a merger with any other entity;

•	becoming a subsidiary (under the Financial Holding Companies Act) of a financial holding company;

•	a suspension or assignment of a part or all of business operation;

•	an assignment of contractual rights and obligations relating to financial transactions; or

•	suspension of officer’s performance and appointment of a receiver.

Scope of Business
      The 2005 amendment to the Securities and Exchange Act and the Presidential Decree and regulations thereunder resulted in enlarging the scope of business of securities companies by allowing them to engage in the following businesses:

•	brokerage, trading, or underwriting business of equity of undisclosed association (as defined under the Korean Commercial Code) or limited partnership and certain derivative securities linked with prices, interest rates, indices and indicators relating to securities (under the Securities and Exchange Act and the Presidential Decree), foreign securities of similar character, currencies, commodities (under the Futures and Exchange Act), or linked with credit risks;

•	trust business under the Trust Business Act or over-the-counter derivative trading linked to credit risks, price of securities, interest rate or indices based on the foregoing, or currency rate, price of goods or indices based on the foregoing, if the company obtains necessary license from the Financial Supervisory Commission. A securities company intending to engage in the business of over-the-counter derivative trading will be subject to the limit of 30% of its equity capital as the total amount of risks from over-the-counter derivative trading, and further subject to the limit of 5% of equity capital for the amount of risks from a credit-linked derivative transaction with a person or a company (including specially-related person of such person or company), with the 300% of minimum equity capital regulation rate and with the W100 billion of minimum equity capital requirement (provided that the W100 billion requirement will be applicable only until May 29, 2007) in order to conduct over-the-counter derivative trading Pursuant to the amendment of the Trust Business Act effective as of July 29, 2005, a securities company is exempted from regulations under the Trust Business Act regarding the use of the word ’trust’ in the corporate name, the qualifications of officers, restrictions on the management of the trustee’s own fund, and internal control standards; and

•	ancillary businesses such as (1) real estate brokerage or consulting business on real estates owned by clients who are being provided with services relating to brokerage on mergers and acquisitions or business management and financing consulting, (2) selling books, reports or electronic documents containing securities-related information and (3) arranging loans to customers of securities companies based on business alliances established with such securities companies.

Regulations on Financial Soundness — Capital Adequacy
      The Securities and Exchange Act and the Presidential Decree thereunder provide for a minimum paid-in capital of W50 billion in the case of a securities company engaged in the brokerage, trading and underwriting businesses.
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
      Net operating equity = Net assets (total assets — total liabilities) — the total of items that may be deducted + the total of items that may be added
      Total risk = market risk + counterparty risk + basic risk + credit concentration risk — risk offsetting factor
      The regulations of the Financial Supervisory Commission requires, among other things, securities companies to maintain the net operating equity ratio at a level equal to or higher than 150%, at the end of the each quarter of the fiscal year.
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
      The regulations of the Financial Supervisory Commission as amended in 2004 imposed stricter standards on the capital adequacy ratio by allowing “term subordinated debt” with a maturity of five years or more, to be recognized as an additional item to be added to the net operating equity and by also allowing only up to an amount equal to 50% of the net assets as an item to be added. By comparison, the amendment of the regulations of the Financial Supervisory Commission on June 29, 2005, in certain cases, allows treating a subordinated debt with a maturity of two years or more as an item to be added to the net operating equity under the Act on the Structural Improvement of the Financial Industry.

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
      A securities company may invest in shares, bonds (whether listed or unlisted) and stock price index futures and options or other derivative transactions. However, a securities company may not enter into cross-border financial futures, swaps, options or other derivative transactions without obtaining prior approval from the Bank of Korea, except in the case when such securities company, which has been registered as a foreign exchange business institution with the Minister of the Ministry of Finance and Economy, is confirmed by the Financial Supervisory Commission to satisfy certain conditions set forth in the Foreign Exchange Transaction Regulations and the counterparty (other than an individual) is an institutional investor, a company listed on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange or not a resident of Korea. Furthermore, a securities company that it registered as a foreign exchange business institution and licensed to engage in over-the-counter derivative transactions may enter into Won currency derivative transactions (except for credit-linked derivative transactions) without obtaining prior approval from the Bank of Korea. As a result of the 2005 amendment to the Securities and Exchange Act and the Presidential Decree and regulations thereunder, a securities company licensed to engage in over-the-counter derivative trading may enter into credit-linked derivative transactions. However, a securities company must obtain prior approval from the Bank of Korea when entering into a cross-border credit-linked derivative transaction even if the securities company is registered as a foreign exchange business institution.
      In November 2005, the Ministry of Finance and Economy announced its plan to amend some provisions of the Securities and Exchange Act. The purpose of this amendment is to prevent capital of the industrial business from dominating the financial markets. For this purpose, certain regulations is expected to be adopted, including, among others, (a) defining the largest shareholder and major shareholders as “large shareholders”, and defining major shareholders as the shareholders that have shares (including the shares owned by their specially-related persons) that are more than 10% of all the outstanding shares, (b) requiring a securities company to obtain approval from its board of directors for extension of credit to its large shareholders and to report to the Financial Supervisory Committee following such extension and (c) prohibiting large shareholders from exerting improper influence on the securities company.

Business Conduct Rules
      Effective May 2001, the Financial Supervisory Commission adopted the “business conduct rules” applicable to securities companies. The business conduct rules impose greater responsibilities on securities companies, strictly banning unfair practices such as front running or scalping and ensuring suitability of investment solicitation by securities companies.

Disclosure and Reports
      Pursuant to the Securities and Exchange Act, a securities company has a continuing obligation to disclose certain material matters including (i) financial condition and profit and loss of the securities company, (ii) any sanctions levied on the securities company under the Securities and Exchange Act or any corrective measures or sanctions under the Law on Improvement of Structure of Financial Industry or (iii) occurrence of any matters which may have a material adverse effect on the operation or management of the securities company.
      A securities company is also required to submit reports on actual results of operation to the Financial Supervisory Commission within 45 days from the end of each quarter. In addition, a securities company is required to submit financial documents, including financial statements and audit reports to the Financial Supervisory Commission, within three months from the end of the fiscal year.
      A securities company engaging in over-the-counter derivative trading is required to submit a detailed report of such trading during each month on every 10th day of the following month.

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
      As the cash deposited with a securities company is regarded as belonging to the securities company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the securities company if a bankruptcy or reorganization procedure is instituted against the securities company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that Korea Deposit Insurance Corporation will, upon the request of the investors, pay each investors up to W50 million per financial institution in case of the securities company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. Securities companies are required to pay the premiums related to this insurance. Pursuant to the Securities and Exchange Act, securities companies are required to deposit the cash received from its customers with the Korea Securities Finance Corporation, a special entity established pursuant to the Securities and Exchange Act. Set-off or attachment of cash deposits by securities companies with the Korea Securities Finance Corporation is prohibited. In addition, in the event of bankruptcy or dissolution of the securities company, the cash so deposited shall be withdrawn and paid to the customer prior to payment to other creditors of the securities company.
Principal Regulations Applicable to Insurance Companies

General
      Insurance companies are regulated and governed by the Insurance Business Act of 1962, as amended (the “Insurance Business Act”). In addition, Korean insurance companies are under the regulation and supervision of the Financial Supervisory Commission and its governing entity, the Financial Supervisory Service.
      Under the Insurance Business Act, permission to commence an insurance business must be obtained from the Financial Supervisory Commission based on the type of insurance businesses, which are classified as life insurance business, non-life insurance business and third insurance business. Life insurance business means an insurance business which deals with life insurance policies or pension insurance policies (including retirement insurance policies). Non-life insurance business means an insurance business which deals with fire insurance policies, marine insurance policies, car insurance policies, guaranty insurance policies, reinsurance policies, liability insurance policies or other insurance policies prescribed under the Presidential Decree of the Insurance Business Act. Third party insurance business means an insurance business which deals with injury insurance policies, sickness insurance policies or nursing care insurance policies. According to the Insurance Business Act, insurance companies are not allowed to engage in both a life insurance business and a non-life insurance business, with certain exceptions.
      If the Korean government deems an insurance company’s financial condition to be unsound or if an insurance company fails to properly manage the business as set forth under relevant Korean law, the government may order:

•	capital increase or reduction;

•	stock cancellation or consolidation;

•	transfer of a part or all of business;

•	sale of assets;

•	closing of branch offices;

•	merger with any other entity;

•	becoming a subsidiary (under the Financial Holding Companies Act) of a financial holding company;

•	acquisition of an insurance company by a third party;

•	suspension or assignment of a part or all of business operation;

•	assignment of contractual rights and obligations relating to financial transactions; or

•	suspension of officer’s performance and appointment of a receiver.

Capital Adequacy
      The Insurance Business Act provides for a minimum paid-in capital of W300 billion for an insurance company, provided that the insurance company which intends to engage in only certain types of insurance policies may have a lower paid-in capital pursuant to the Presidential Decree of the Insurance Business Act.

      In addition to the minimum capital requirement, an insurance company is required to maintain a Solvency Ratio of 100% or more. “Solvency Ratio” is the ratio of Solvency Margin to Standard Amount of Solvency Margin. Solvency Margin is the aggregate amount of paid-in capital, reserve for dividends to policyholders, allowance for bad debt and subordinated debt amount, less unused expenses for new contracts, goodwill and others similar thereto as determined by the Financial Supervisory Commission. Standard Amount of Solvency margin is defined under the regulation of the Financial Supervisory Commission and is calculated as follows:

1.	(Net premium type policy reserve — Non-amortized acquisition cost) × (Corresponding ratio of risk factor for policy reserve) (4%); and

2.	(Net insurance benefits) × (Corresponding ratio of insurance risk factor).
      Under the Insurance Business Act, the Presidential Decree and other regulations thereunder, for each accounting period, insurance companies are required to appropriate policy reserve that is earmarked for future payments of insurance money, refund and dividends to policyholders (hereinafter collectively referred to as “Insurance Money”) for each insurance contract. However, if an insurance company has reinsured a portion of its insurance contracts with a creditworthy reinsurance company in order to lower its overall risk, the insurance company is not required to appropriate policy reserve for the reinsured contracts but instead the reinsurance company is required to appropriate such policy reserve for the reinsured contracts. Further, insurance companies are required to submit written calculation methods for insurance premiums and policy reserves by insurance types when applying for the insurance business license. If an insurance company develops a new insurance product or amends the policy reserve calculation method, it is required to report such matters to the Financial Supervisory Commission and obtain approval thereof.
      The policy reserve amount consists of the following; (i) premium reserves and prepaid insurance premiums which are calculated under the methods determined by the written calculation methods for insurance premiums and policy reserves by insurance types or by lapses of insurance period, with regard to the contracts for which the causes for payment of the Insurance Money have yet to occur as of the end of each accounting period, (ii) amounts for which a lawsuit is pending on the Insurance Money or amounts for which a payment has been fixed with regard to the contracts for which the causes for payment of Insurance Money have occurred as of the end of each accounting period, and amounts which have not been paid yet due to an unsettled amount for paying the Insurance Money, even if the causes for payment of the Insurance Money have already occurred; and (iii) amounts reserved by an insurance company for allocation to policyholders.
      Pursuant to the regulations established by the Financial Supervisory Commission, insurance companies are required to maintain allowances for outstanding loans, accounts receivables and other credits (including accrued income, payment on account, and bills receivables or dishonored) in an aggregate amount covering not less than 0.5% of normal credits (excluding confirmed guarantees and acceptances), 2% of precautionary credits, 20% of substandard credits, 50% of doubtful credits and 100% of estimated loss credits, provided that the minimum ratio of allowances for certain type of outstanding loans by insurance companies to individuals and households (including, consumer loans, housing loans, and other forms of consumer loans extended to individuals not registered for business), is increased to 0.75% of normal credits and 5% of precautionary credits.

Liquidity
      According to the Insurance Business Act and regulations thereunder, if an insurance company is registered as a foreign exchange business institution with the Ministry of Finance and Economy, such insurance company is required to (1) maintain a ratio of foreign-currency liquid assets due within three months (defined as foreign-currency liquid assets due within three months divided by foreign-currency liabilities due within three months) of not less than 80%, (2) maintain a ratio of foreign-currency liquid assets due within seven days (defined as foreign-currency liquid assets due within seven days less foreign-currency liabilities due within seven days, divided by total foreign-currency assets) of not less than 0% and (3) maintain a ratio of foreign-currency liquid assets due within a month (defined as foreign-currency liquid assets due within a month less foreign-currency liabilities due within a month, divided by total foreign-currency assets)

of not less than negative 10%, if the ratio of foreign-currency liabilities to the Total Assets (defined as the assets on the balance sheet less unused expenses for new contracts, goodwill and assets in special accounts) is 1% or more.

Variable Insurance
      Prior to the enactment of the Act on Business of Operating Indirect Investment and Asset on January 4, 2004, insurance companies were engaged in the variable insurance business by establishing special accounts pursuant to the Insurance Business Act. Although the assets held in each special account was separated from other assets held in other special account and other assets of the company and was required to have separate accounting, prior to the enactment of the Act on Business of Operating Indirect Investment and Asset, it was difficult to protect against the bankruptcy risk of an insurance company.
      After the enactment of the Act on Business of Operating Indirect Investment and Asset, variable insurance is regulated pursuant to the Insurance Business Act and the Act on Business of Operating Indirect Investment and Asset. After the enactment of the Act on Business of Operating Indirect Investment and Asset, in order for an insurance company to sell variable insurance to a policyholder and operate such variable insurance, the insurance company must obtain an approval as an asset management company and register as a selling company with the Financial Supervisory Commission. In this case, according to the Act on Business of Operating Indirect Investment and Asset, an insurance company will be regulated as an investment trust and assets acquired in connection with variable insurance must be held by a trust company that is registered with the Financial Supervisory Commission pursuant to the Act on Business of Operating Indirect Investment and Asset. However, for those special accounts that were established prior to the enactment of the Act on Business of Operating Indirect Investment and Asset, the Insurance Business Act will apply, provided however, upon six months after its enactment, further enrollment into such special accounts is prohibited, with certain exceptions.
      According to the Act on Business of Operating Indirect Investment and Asset, insurance companies may operate variable insurance through (i) mandating all of the management and the management instruction business to another asset management company, (ii) operating by way of discretionary investment all of the assets constituting the investment advisory assets out of the investment trust assets, or (iii) operating all of the investment trust assets into other indirect investment securities, thereby allowing all of the particular variable insurance assets to be outsourced. However, according to the Act on Business of Operating Indirect Investment and Asset and the Presidential Decree thereunder, indirect investment vehicles may purchase only up to 20% of the indirect investment securities issued by another single indirect investment vehicle, which is inconsistent with the above regulation. The Ministry of Finance and Economy recently announced that if variable insurance assets are invested in other funds, the proposed amendment would allow such investment up to 100%.
      Insurance companies may not transfer assets held in a special account into a general account or a different special account, provided that, for efficient operation of a special account, insurance companies may transfer the initial investment funds held in a general account into a special account. The assets which may be transferred from a general account to a special account must be the lower of 1% of the total asset value in the account or W10 billion. If the value of the assets held in a special account is more than 200% of the initial investment fund at the end of any quarter, the initial investment fund must be transferred back to the general account within three months from the end of such quarter, the value of the assets to be transferred is estimated by the value of the assets in the special account at the time of such transfer.

Solicitation of Insurance Policy & Bancassurance Agents
      Under the Insurance Business Act, the following persons are permitted to solicit subscription of insurance: (i) financial planners registered with the Financial Supervisory Service, (ii) insurance agents registered with the Financial Supervisory Service, (iii) insurance brokers registered with the Financial Supervisory Service, (iv) officers and employees of insurance companies and (v) officers and employees of the insurance agents and brokers described above who are notified to solicit insurance subscription pursuant to the Insurance Business Act. In order for these persons to solicit subscription of insurance contracts that are required to be managed under a special account (including, without limitation, variable insurance contracts), they must pass the examination or complete additional training sessions administered or offered by the Financial Supervisory Commission.
      The amendment to the Insurance Business Act which became effective on August 30, 2003 permits banks, securities companies, credit card companies and other financial institutions to register as insurance agents or insurance brokers and engage in the insurance business (the “Bancassurance Agents”). At the time of the amendments of the Insurance Business Act and the related regulations, the range of insurance products to be sold by the Bancassurance Agents was expected to expand in three stages, the first of which occurred at the time of the amendments, the second of which was to occur in April 2005 and the third of which was to occur in April 2007 when all types of life and non-life insurance products were to be sold by the Bancassurance Agents. However, when the amendment to the Enforcement Decree of the Insurance Business Act, which took effect as of April 2005, delayed and limited the scope of such deregulations, it became unclear whether or when the Bancassurance Agents would be allowed to solicit business insurance subscription.
      No Bancassurance Agents with the total assets in excess of W2 trillion as of the end of the most recent operating year is permitted to solicit subscription for insurance products of any single life insurance company or non-life insurance company in excess of 25% of the total amount of the subscriptions for all life insurance products or all non-life insurance products, as the case may be, solicited by such Bancassurance Agents during any operating year. In addition, the aggregate amount of subscriptions solicited by any Bancassurance Agents for insurance products of any life insurance company or non-life insurance company and those of any other companies that have special relationships with such insurance company as prescribed under the Enforcement Decree of the Insurance Business Act is not allowed to exceed 33% of the total amount of the subscriptions for all life insurance products or all non-life insurance products, as the case may be, solicited by such Bancassurance Agents during any operating year. The Bancassurance Agents is only allowed to solicit subscription for insurance products at its office with no more than two persons per office who are officers or employees registered with the Financial Supervisory Service through face-to-face meetings with potential policyholders at designated places or is allowed to solicit subscription from the general public by introducing its products on its websites. The Bancassurance Agents is not allowed to cause officers or employees of insurance companies, financial planners, or insurance brokers or agents dispatched to such Bancassurance Agents to solicit subscription for insurance products, nor is it allowed to exert undue influence on the operation of insurance companies.

Financial Exposure to Any Single Borrower and Major Shareholders
      Under the Insurance Business Act, an insurance company is not allowed to extend credit or any equivalent thereof to a single individual or legal entity, similarly situated borrowers (as defined below), its subsidiary or major shareholder, in each case in excess of the following amount:

•	with respect to the sum of credit to a single individual or legal entity, 3% of its Total Asset (as defined above);

•	with respect to the total amount of investment in the debentures or shares issued by a single legal entity, 7% of its Total Asset;

•	with respect to the sum of (i) credit to a single individual or legal entity and any other persons who share the credit risk of such individual or legal entity (the “similarly situated borrowers”) and (ii) the amount of investment in the debentures or shares issued by such similarly situated borrowers, 12% of its Total Asset;

•	with respect to the sum of the large credit which is credit to a single individual or legal entity, similarly situated borrowers or major shareholders that exceeds 1% of its Total Asset, 20% of its Total Asset;

•	with respect to the sum of credit to a single subsidiary, 10% of the Equity Capital (defined as the sum of paid-in capital, capital surplus, earned surplus and others equivalent thereto (excluding any recapitalization) that are obtained by subtracting the aggregate amount of items such as goodwill and others equivalent thereto prescribed by the Presidential Decree from the aggregate amount of the items prescribed by the Presidential Decree) of such insurance company;

•	with respect to the sum of credit to major shareholders or subsidiaries designated by the Presidential Decree, the lesser of (i) 40% of its Equity Capital and (ii) 2% of its Total Asset; and

•	with respect to the total amount of investment in the debentures or shares issued by major shareholders or subsidiaries designated by the Presidential Decree, the lesser of (i) 60% of its Equity Capital and (ii) 3% of its Total Asset.

      According to the Insurance Business Act and the Presidential Decree thereunder, an insurance company which intends to extend credit to its major shareholder in an amount equal to or in excess of the lesser of 1% of its Equity Capital and W1 billion or to buy debentures or shares issued by such person for the purchase price equal to or in excess of such amount must obtain the unanimous approval of its board of directors. Furthermore, an insurance company is not allowed to, directly or indirectly, extend any credit for the purpose of assisting any major shareholder in equity investment in other companies, or transfer of any asset to the major shareholder without consideration, or sell or exchange any assets or extend any credit to the major shareholder on terms that are materially adverse to such company.

Restrictions on Investment of Assets
      According to the Insurance Business Act, insurance companies are prohibited from making any of the following investment of assets:

•	subject to certain exceptions, owning precious metals, antiques and paintings and writings;

•	owning any real estate (excluding any real estate owned as a result of enforcing their own security interest) other than real estate for the conduct of its business as designated by the Presidential Decree. In any case, the total amount of real estate owned by an insurance company must not exceed 25% of its Total Asset;

•	loans made for the purpose of speculation in commodities or securities;

•	loans made directly or indirectly to enable a natural or legal person to buy their own shares;

•	loans made directly or indirectly to finance political campaigns and other similar activities; and

•	loans made to any of the insurance company’s officers or employees other than loans based on insurance policy or de minimis loans of up to (1) W20 million in the case of a general loan, (2) W50 million in the case of a general loan plus a housing loan, or (3) W60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions.
      In addition, insurance companies are not allowed to exceed the following limits in making the following investments:

•	with respect to holding unlisted stock, 10% of its Total Asset;

•	with respect to holding foreign currency under the Foreign Exchange Transaction Act or owning offshore real estate, 30% of its Total Asset; and

•	with respect to the sum of margins for a futures exchange designated by the Presidential Decree or a foreign futures exchange, 5% of its Total Asset.
      Life insurance companies are required to extend loans of not less than 35% of the annual increase in the corporate loans (with the exclusion of those to the banks and securities companies) to the small and medium-sized enterprises.

Restrictions on Shareholdings in Other Companies
      Under the Insurance Business Act, an insurance company may not own more than 15% of the issued and outstanding voting shares of another company, except when the insurance company obtains approval of the Financial Supervisory Service with respect to having subsidiaries that are engaged in any of the following business:

•	the finance-related business of the financial institutions as designated under the Act on Structural Improvement of Financial Industry;

•	The credit information business designated by the Use and Protection of Credit Information Act (excluding the credit evaluation business designated thereunder);

•	The business of administering insurance contracts including the maintenance, rescission, amendment and reinstatement and the like; and

•	Other businesses that do not undermine the soundness of the insurance business as prescribed under the Presidential Decree.

Disclosure of Management Performance
      Pursuant to the Insurance Business Act and regulations thereunder, an insurance company is required to make a periodic disclosure of any material matters relating to management performance, profit and loss, corporate governance, workforce, risk management or others within three months following the end of each fiscal year and within two months following the end of the first half of the fiscal year.
      Furthermore, an insurance company must disclose, on an ongoing basis, the public and the Financial Supervisory Service of the occurrence of any events designated by the regulations of the Financial Supervisory Commission and the guidelines of the Korea Life Insurance Commission or the Korea Non-Life Insurance Commission that may have a material adverse effect on the management of such insurance company immediately after such occurrence.

Deposit Insurance System
      The Depositor Protection Act provides for, through a deposit insurance system, insurance for certain premiums and other amounts payable to policyholders by insurance companies (other than those relating to variable insurance contracts). Under the Depositor Protection Act, all insurance companies subject to the Insurance Business Act, including Shinhan Life Insurance, are required to pay to the Korea Deposit Insurance Corporation an insurance premium for such insurance on a quarterly basis at such rate as determined by the Presidential Decree of the Depositor Protection Act, which shall not exceed 0.5% of the amount designated by the Presidential Decrees of the Depositor Protection Act, taking into account the policy reserves of insurance companies in any given year (the “Premium Amount”). The current insurance premium payable by Shinhan Life Insurance is 0.003% of the Premium Amount for each quarter. If the Korea Deposit Insurance Corporation pays the insured amount to any policyholders, it will acquire the claims of the policyholders in an amount not to exceed the amount of such payment. Under the current rules, the Korea Deposit Insurance Corporation insures only up to a total of W50 million for premiums, surrender value to a policyholder or any other amount payable to such policyholder by the insurance company, regardless of when the premiums were paid and the size of the amount payable to such policyholder.

PROPERTIES
      Our registered office and corporate headquarters are located at 120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea. Information regarding certain of our properties in Korea is presented in the following table.

		Area (Square Meters)

			Site
Type of Facility	Location	Building	(If Different)

Registered office and corporate headquarters	120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea	59,743	4,416
Good Morning Shinhan Securities	23-2, Yoido-Dong, Youngdungpo-Gu, Seoul, Korea 150-312	70,170	4,765
Shinhan Centennial Building	117, Samgak-Dong, Jung-Gu, Seoul, Korea	19,697	1,389
Shinhan Bank Gwanggyo Branch	14, 1-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea	20,379	6,724
Shinhan Myongdong Branch	53-1, 1-Ga, Myong-Dong, Jung-Gu, Seoul, Korea	8,936	1,014
Shinhan Youngdungpo Branch	57, 4-Ga, Youngdungpo-Dong, Youngdungpo-Gu, Seoul, Korea	6,171	1,983
Shinhan IT center	781, Janghang-Dong, Ilsan-Gu, Goyang-Si, Kyunggi Province, Korea	24,496	5,856
	731, Yoksam-Dong, Kangnam-Gu, Seoul, Korea	23,374	7,964
Shinhan Cheongju IT back-up center	1704-Ga, Yongam-Dong, Sangdang-Gu, Cheongju-Si, Chungcheongbuk-Do	5,756	6,398
      Our subsidiaries own or lease various land and buildings for their branches and sales offices.
      As of December 31, 2005, Shinhan Bank had a countrywide network of 402 branches. Approximately 19.9% of these facilities was housed in buildings owned by us, while the remaining branches are leased properties. As of December 31, 2005, Chohung Bank had a countrywide network of 537 branches. Approximately 35.4% of these facilities were housed in buildings owned by us, while the remaining branches are leased properties. As of December 31, 2005, Jeju Bank had 31 branches of which we own 18 of the buildings in which the facilities are located, representing 58.1% of its total branches. Lease terms are generally from two to three years, and seldom exceed five years.
      As of December 31, 2005, Shinhan Life had 117 branches all of which we leased for a term of generally one to two years. As of December 31, 2005, Good Morning Shinhan Securities had 77 branches of which we own 15 of the buildings in which the facilities are located, representing 19.5% of its total branches. Lease terms are generally from two to three years, and seldom exceed five years. As of December 31, 2005, Shinhan Card had 19 sales offices all of which are leased. Lease terms are generally from two to three years, and seldom exceed five years.
      Shinhan Bank houses its central mainframe computer system at its information technology center in Ilsan, one of the suburban districts outside of Seoul. Chohung Bank’s central mainframe computer system is located at its information technology center in Kangnam-Gu, Seoul and the back-up center is located separately in Cheongju, Korea.
      The net book value of all the properties owned by us at December 31, 2005 was W1,499 billion. We do not own any material properties outside of Korea.

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
      As a result of the downturn, in 1998 there was a general increase in interest rates in Korea and we experienced a decrease in the demand for loans and other products. Chohung Bank experienced significant losses in its large corporate loan portfolio that led to government intervention and a support package. As a result, Korea Deposit Insurance Corporation acquired 80.04% of the outstanding shares of Chohung Bank. After the government intervention, Chohung Bank continued to be adversely affected by its exposure to the large corporate sector. With the economy on the rebound from 1999, Chohung Bank diversified its business into the retail, credit card and small-and medium-sized enterprises markets. Since financial crisis of the late 1990’s, the general level of interest rates have continued to decrease and demand for financial products have increased.
      Deterioration in the Korean economy can also occur as a result of deterioration in the global economic conditions. The worldwide economy has been in a slump since the beginning of 2001, as the United States and other G8 countries have experienced recessionary conditions which have been exacerbated by the terrorist attacks in the United States on September 11, 2001, the looming prospect of war in Iraq throughout much of 2002, on-going tensions between the United States and North Korea and the impact of SARS, on global exports and GDP growth rates. Recently, we have witnessed mixed signals of recovery and continuing difficulties in the global economy. While the global economy has shown signs of recovery, the recent increase in oil price and other raw materials as well as concerns raised by the rapid economic growth and expansion in China have negatively affected this trend.
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

Government Regulation and Policy
      Over the past twelve years successive Korean government administrations have taken steps to reform the Korean economy in line with prevailing international standards. The reforms have focused on restructuring the large corporate sector and reducing chaebol influence; modernizing the banking sector to eliminate policy lending and most interest rate regulations, to improve credit risk evaluation and provisioning, and to increase transparency; creating a more liquid and efficient domestic capital market; and fostering changes in the law to support these developments. This ongoing proactive government role has had, and will continue to have, a profound effect on the Korean banking sector. Over the past several years national banks have undergone consolidation and banks lending primarily to large corporate borrowers have shifted their focus to the retail and small- and medium-sized enterprise sectors. This shift has led to very intense competition in sectors which have historically been our principal markets. The result so far has been a major increase in retail sector lending levels, including credit cards and home mortgages, with attendant pressures on margins and credit quality for the sector as a whole. Government initiatives to further regulate this sector have also affected the market. In the consumer loan sector, the Korean government enacted a number of changes to laws governing retail lending volumes, including the lowering of maximum loan-to-value ratio of mortgage and home equity loans to 60%, and in certain cases to 40%. In recent years, the Korean government has issued several policy-driven regulations to suppress the increasing real estate prices in certain zones of the Seoul Metropolitan area that are in high demand, including the further reduction of maximum loan-to-value ratio applicable to mortgage and home equity loans for real estate in those regulated zones. In addition, we expect that the current focus on small- and medium-sized enterprise lending will lead to competitive pressures and possibly regulatory initiatives in this segment as well. Our ability to anticipate and respond to government initiatives and their competitive implications will have a significant effect on our future performance.

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
      In 2003, the credit risk of large corporations increased significantly as a result of accounting irregularities discovered at SK Networks. In 2004, credit risk of large corporations improved as a result of reduced leverage through corporate restructuring and increase in cash flow from exports of corporate customers. However, decrease in consumer spending continued to adversely affect corporate expenditures as well as revenues earned by small-and medium-sized enterprises focusing on the domestic market, which in some cases led to heightened risk of insolvency for small- and medium-sized enterprises. Although small-and medium-size enterprises have gradually been adjusting to changes in market conditions, the financial difficulties of these small-and medium-size enterprises have continued through the first half of 2005.

Interest Rates
      Over the past ten years, we have operated in environments characterized by high interest rates, periods of significant interest-rate volatility and low interest rates. The following table shows certain benchmark Won-denominated borrowing interest rates as of the dates indicated.

			Certificate
	Corporate	Treasury	of Deposit
	Bond Rates(1)	Bond Rates(2)	Rates(3)

June 30, 1998	16.00	N/A	16.30
December 31, 1998	8.00	6.95	7.70
June 30, 1999	7.96	7.20	6.35
December 31, 1999	9.95	9.03	7.34
June 30, 2000	9.37	8.31	7.18
December 31, 2000	8.13	6.70	6.87
June 30, 2001	7.10	5.93	5.57
December 31, 2001	7.04	5.91	4.86
June 30, 2002	6.59	5.66	4.91
December 31, 2002	5.68	5.11	4.90
June 30, 2003	5.45	4.16	4.30
December 31, 2003	5.58	4.82	4.36
June 30, 2004	4.84	4.24	3.93
December 31, 2004	3.72	3.28	3.43
June 30, 2005	4.41	4.02	3.54
December 31, 2005	5.52	5.08	4.09
March 31, 2006	5.25	4.93	4.27

Source: The Bank of Korea
N/A = not available.
Notes:

(1)	Measured by the yield on three-year AA- rated corporate bonds.

(2)	Measured by the yield on three-year treasury bonds.

(3)	Measured by the yield on certificates of deposit (with maturity of 91 days).
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

Financial Impact of Acquisitions

Acquisition of Chohung Bank
      On August 19, 2003, we acquired 80.04% of the outstanding common shares of Chohung Bank. The acquisition of Chohung Bank was accounted for under the purchase method of accounting and has been reflected in our consolidated financial statements as of the acquisition date. The fair value of net assets acquired, including other tangible assets, amounted to W2,012 billion. In connection with this acquisition, we recorded core deposit intangible assets aggregating W957 billion and credit card relationship intangible assets aggregating W184 billion. In addition, goodwill of W341 billion was recognized. As of December 31, 2003, Chohung Bank had total assets of W57,110 billion, representing 41.9% of our total consolidated assets, and total liabilities of W55,842 billion, representing 42.4% of our total consolidated liabilities. Accordingly, our total assets and liabilities as of December 31, 2003 represent a substantial increase from those as of December 31, 2002. Also included in our results of operations for the year ended December 31, 2003 are Chohung Bank’s results of operations from September 1, 2003 to December 31, 2003, resulting in a significant increase from our results of operations of prior periods.
      The following table sets forth the selected income statement data of Chohung Bank for the period from September 1, 2003 to December 31, 2003 and selected balance sheet data of Chohung Bank as of December 31, 2003.

	From September 1 to
	December 31,

	2003		2003

	(In billions of Won
	and millions of US$,
	except per common
	share data)
Interest and dividend income	W	1,286	$1,079
Interest expense		574	482

Net interest income		712	597
Provision for loan losses		427	358
Provision for guarantees and acceptances		(19)	(16)
Non interest income		163	137
Non interest expense		558	468
Income tax expense		19	16
Minority interest		1	1

Net loss	W	(111)	$(93)

	As of December 31,

	2003		2003

	(In billions of Won and
	millions of US$)
Assets
Cash and cash equivalents	W	1,276	$1,070
Restricted cash		502	421
Interest-bearing deposits		159	133
Call loans and securities purchased under resale agreements		392	329
Trading assets:
Trading securities		1,191	999
Derivatives instruments		156	131
Securities:
Available-for-sale securities		7,274	6,102
Held-to-maturity securities		—	—
Loans (net of allowance for loan losses of W2,498 billion in 2003)		41,233	34,592
Customers’ liability on acceptances		1,107	928
Premises and equipment, net		1,164	977
Goodwill and intangible assets		35	29
Security deposits		483	405
Other assets		2,138	1,796

Total assets	W	57,110	$47,912

Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Interest-bearing	W	38,917	$32,649
Noninterest-bearing		322	270
Trading liabilities		128	107
Acceptances outstanding		1,107	928
Short-term borrowings		4,804	4,030
Secured borrowings		1,432	1,201
Long-term debt		6,504	5,456
Accrued expenses and other liabilities		2,628	2,206

Total liabilities		55,842	46,847

Minority interest		15	12
Stockholders’ equity:
Common stock		3,596	3,016
Additional paid-in capital		1,722	1,445
Accumulated deficit		(4,300)	(3,607)
Accumulated other comprehensive income, net of taxes		235	199
Total stockholders’ equity		1,253	1,053

Total liabilities, minority interest and stockholders’ equity	W	57,110	$47,912

      In December 2003, we injected an additional W200 billion into Chohung Bank to strengthen its capital base in light of increased delinquencies, provisions and net losses at Chohung Bank. In June 2004, we acquired the remaining 18.85% of the outstanding shares of Chohung Bank’s common stock through a cash tender offer followed by a small-scale share swap pursuant to the applicable laws of Korea. Effective as of April 3, 2006, Shinhan Bank and Chohung Bank merged together, with Chohung Bank being the surviving legal entity. Immediately after the merger, Chohung Bank changed its name to “Shinhan Bank”. See “Item 4. Information on the Company — The Merger of Shinhan Bank and Chohung Bank”.

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

Acquisition of Jeju Bank
      In April 2002, we acquired 51% of the total outstanding common stock of Jeju Bank from Korea Depository Insurance Corporation and subsequently increased our ownership to 62% on July 5, 2002. The total purchase price was approximately W43 billion in cash. The acquisition of Jeju Bank was accounted for under the purchase method of accounting and has been reflected in our consolidated financial statements as of the acquisition date. The fair value of net assets acquired amounted to W69 billion. In connection with this acquisition, we recorded core deposit intangible assets of W17 billion. In addition, a negative goodwill of W26 billion was recognized. The negative goodwill was allocated to identifiable intangible assets and premises and equipment on a pro rata basis.

Spin-off of Shinhan Card
      On June 4, 2002, Shinhan Bank spun off its credit card business into Shinhan Card Co., Ltd., a “monoline” credit card subsidiary. As a result of the spin-off, Shinhan Card was required to obtain its own funding, primarily through the issuance of short-term corporate debt securities with maturities of less than one year and commercial papers with maturities of three months. The amount of short-term borrowings of Shinhan Card was W276 billion as of December 31, 2005. While we, at the holding company level, may provide long-term funding to Shinhan Card, we are subject to certain regulatory limitations. See “— Liquidity and Capital Resources”.
      With the deterioration in asset quality of Korean credit card companies and investors’ reluctance to invest in corporate debt securities of credit card companies, many credit card companies, including Shinhan Card, have begun to experience financial and liquidity difficulties. In respect of Shinhan Card, this change of events has led to increased funding requirements at the holding company level to provide liquidity support to Shinhan Card, subject to regulatory and internal limitations described above. Our long-term debt, as a result, increased in the first half of 2003. In addition, to the extent that Shinhan Card needs funding in excess of what the holding company is able to provide, Shinhan Card will be compelled to seek its own funding in an environment unfavorable to it, resulting in increased funding costs and/or liquidity difficulties for Shinhan Card and us.

Acquisition of Shinhan Life Insurance
      In December 2005, in a series of related transactions, we acquired 100% of Shinhan Life Insurance, an insurance company, through a “small scale share exchange” mechanism provided under applicable Korean law, pursuant to which we issued 17,528,000 new shares of our common stock to the shareholders of Shinhan Life Insurance in exchange for all outstanding common stock of Shinhan Life Insurance held by them for an aggregate purchase price of W612 billion, or W15,300 per share. As part of this share exchange, Shinhan Bank exchanged 5,524,772 shares of common stock of Shinhan Life Insurance previously held by it into 2,420,955 shares of our common stock and Good Morning Shinhan Securities exchanged 464,800 shares of common stock of Shinhan Life Insurance previously held by it into 203,675 shares of our common stock. Similarly, as part of this transaction, Shinhan Life Insurance also exchanged 9,000 shares of its common stock, which Shinhan Life Insurance acquired as a result of the exercise of appraisal rights by dissenting shareholders of Shinhan Life Insurance, into 3,943 shares of our common stock. All of such shares of our common stock received by Shinhan Life Insurance were sold in the market on December 29, 2005.

Liquidation of e-Shinhan
      Pursuant to a shareholders’ resolution on August 26, 2005, we liquidated e-Shinhan in order to improve the efficiency by focusing our resources on our growing banking division.

Certain Income Tax Expenses and Provision for Other Losses
      Beginning in 2002, commercial banks in Korea, including Shinhan Bank and Chohung Bank, offered to their customers deposit products that utilize Korean Won and Japanese Yen swaps to maximize the return for such customers. According to the terms of these deposit products, deposits made by customers in Korean Won are converted into Japanese Yen and repaid in Japanese Yen at maturity. The repayment amount is then converted back into Korean Won. While these deposit products typically carry a low interest rate, ranging from 0.05% to 0.3% per annum, the actual return to the customers was higher as a result of foreign exchange gains. These deposit products are attractive to customers, in particular high net worth customers, since the gains from foreign exchange were deemed not to be interest subject to income tax. However, in 2005, the Korean National Tax Service announced that foreign currency deposits disguised as derivative products would be subject to tax and tax withholding and issued a recommendation that the banks should refile its tax returns to include the unwithheld amounts. Eight of the commercial banks in Korea, who are subject to this adverse tax treatment, have announced their intention to challenge the foregoing decision by the Korean National Tax Service while complying with the Tax Service’s information requests. Following the announcement, Shinhan Bank ceased to offer these deposit products.

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
      Beginning in September 2005, we have been subject to a tax audit by the Korean National Tax Service. In May 2006, based upon its tax audit of us and other relevant banks, the Korean National Tax Service reached a decision to impose additional taxes (including interest thereon) of W36 billion on Shinhan Bank. This decision did not include a judgment on deposits utilizing the Korean Won and Japanese Yen swaps as described above, but such judgment is expected soon. In anticipation of an adverse tax ruling against these deposit products utilizing Korean Won and Japanese Yen swaps, we have determined, on a voluntary basis, to indemnify our customers for their increased tax liability to the extent resulting from their investment in these deposit products, including any additional tax liability that our customers may have against the Korean National Tax Service for gifts tax from the benefit of this indemnity. We currently estimate that we may be subject to maximum additional tax-related liability, including the liability from the indemnity to our customers, of W85 billion as of December 31, 2005. Accordingly, we recorded a total charge to our income of W78 billion in the year ended December 31, 2005, consisting of additional tax expenses of W29 billion and provision for other losses of W49 billion. In addition, we also recorded W7 billion as deferred tax assets on our balance sheet as of December 31, 2005.
Critical Accounting Policies
      Our consolidated financial statements are prepared in accordance with US GAAP, including prevailing practices within the financial services industry. The preparation of consolidated financial statements requires management to make judgments, involving significant estimates and assumptions, in the application of certain accounting policies about the effects of matters that are inherently uncertain. These estimates and assumptions, which may materially affect the reported amounts of certain assets, liabilities, revenues and expenses, are based on information available to us as of the date of the financial statements, and changes in this information over time could materially impact amounts reported in the financial statements as a result of the use of different estimates and assumptions. Certain accounting policies, by their nature, have a greater reliance on the use of estimates and assumptions, and could produce results materially different from those originally reported.
      Based on the sensitivity of financial statement amounts to the methods, estimates and assumptions underlying reported amounts, we have identified the following significant accounting policies that involve critical accounting estimates. These policies require subjective or complex judgments, and as such could be subject to revision as new information becomes available. Our significant accounting policies are described in more detail in Note 1 in “Item 18. Financial Statements — Notes to the consolidated financial statements of Shinhan Financial Group”.

Allowance for Credit Losses
      The allowance for credit losses includes allowance for loan losses and allowance for off-balance sheet credit instruments. The allowance for credit losses represents the amount available for estimated probable credit losses existing in our lending portfolio. The methodology used to provide the appropriate level of reserve is inherently subjective and involves many complex estimates and assumptions. We perform periodic systematic reviews of our credit portfolios to identify inherent losses and assess the overall probability of collection. Each loan portfolio is evaluated based on its respective characteristics.
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
      The allowance for off-balance sheet credit instruments represents the amounts available for estimated probable credit loss existing in our unfunded credit facilities such as commitments to extend credit, guarantees, acceptances, standby and commercial letters of credit and other financial instruments. As stated above, we perform periodic systematic reviews of our credit portfolio including off-balance sheet credit instruments to identify inherent losses and assess the overall probability of collection.
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
      In August 2003, we issued Redeemable Preferred Stock and Redeemable Convertible Preferred Stock as part of the consideration paid to the Korea Deposit Insurance Corporation in connection with our acquisition of Chohung Bank. Our redeemable stock and Redeemable Convertible Preferred Stock are evaluated and recognized initially at fair value based on the present value of its future cash dividend payments and repayment provisions. Changes in the expected future cash dividend payments, repayment provisions or model assumptions and variables used can affect the fair values of the preferred stock. Note 22 to our consolidated financial statements in “Item 18. Financial Statements — Notes to consolidated financial statements of Shinhan Financial Group” provides additional information related to our Redeemable Preferred Stock.

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

      Notes 3, 10 and 20 to our consolidated financial statements in “Item 18. Financial Statements — Notes to consolidated financial statements of Shinhan Financial Group” provide additional information related to goodwill and intangible assets.

Consolidation
      Under the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 46 and 46R, Consolidation of Variable Interest Entities (“FIN 46 and FIN 46R”), a variable interest entity (“VIE”) is consolidated by the company holding the variable interest that will absorb a majority of the VIE’s expected losses, or receive a majority of the expected residual returns, or both. All other entities are evaluated for consolidation under Statement of Financial Accounting Standards, or SFAS, No. 94, “Consolidation of All Majority-owned Subsidiaries” (“SFAS 94”). The company that consolidates a VIE is referred to as the primary beneficiary. A variety of complex estimation processes involving both qualitative and quantitative factors are used to determine whether an entity is a variable interest entity, to analyze and calculate expected losses and expected residual returns, which involves estimating the future cash flows of the VIE and analyzing the variability in those cash flows, and allocating the losses and returns among the parties holding variable interests. Also, there is a significant amount of judgment required in interpreting the provisions of FIN 46 and FIN 46R and applying them to specific transactions.
      In our case, FIN 46 and FIN 46R apply to certain asset securitization transactions involving our corporate loans, credit card receivables, mortgage and student loans, financing activities conducted for corporate clients, including conduits that we administer and/or provide liquidity facilities, as well as for our own funding needs, and investing activities conducted for our own account, such as beneficial certificates in investment trusts and for our customers, such as guaranteed trusts.
      Note 36 in “Item 18. Financial Statements — Notes to the consolidated financial statements of Shinhan Financial Group” provides additional information related to VIEs.
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
      Note 31 in “Item 18. Financial Statements — Notes to the consolidated financial statements of Shinhan Financial Group” provides additional information related to the commitments and contingencies, and Note 3 to our consolidated financial statements describe our contingent considerations to the Korea Deposit Insurance Corporation in connection with our acquisition of Chohung Bank.

Valuation allowance for Deferred Tax Assets
      We recognize deferred tax assets and liabilities for the future tax consequences attributes to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carryforwards and tax credits. A valuation allowances is maintained for deferred tax assets that we estimate are more likely than not to be unrealizable based on available evidence at the time the estimate is made. Determining the valuation allowance requires significant management judgments and assumptions. In determining the valuation allowance, we use historical and forecasted future operating results, based upon approved business plans, including a review of the eligible carryforward periods, tax planning opportunities and other relevant considerations.
      We believe that the accounting estimate related to the valuation allowance is a critical accounting estimate because the underlying assumptions can change from period to period. For example, tax law changes or variance in future projected operating performance could result in a change in the valuation allowance. If we were not able to realize all or part of our net deferred tax assets in the future, an adjustment to our deferred tax assets valuation allowance would be charged to income tax expense in the period such determination was made.
      In 2005, based on the anticipated split-merger of the credit card operations of Chohung Bank and Shinhan Card, we decided that it is more likely than not that we will not be able to utilize in the future certain net deferred tax assets of credit card operations of Chohung Bank and thus recorded valuation allowance of W47 billion on such net deferred tax assets.
      Note 25 in “Item 18. Financial Statements — Notes to the consolidated financial statements of Shinhan Financial Group” provides additional information related to deferred tax assets and valuation allowance.

Average Balance Sheet and Volume and Rate Analysis

Average Balance Sheet and Related Interest
      The following table shows our average balances and interest rates, as well as the net interest spread, net interest margin and asset liability ratio, for the years ended December 31, 2003, 2004 and 2005.

	Year Ended December 31,

	2003					2004					2005

			Interest					Interest					Interest
	Average		Income/		Yield/	Average		Income/		Yield/	Average		Income/		Yield/
	Balance(1)		Expense		Rate	Balance(1)		Expense		Rate	Balance(1)		Expense		Rate

	(In billions of Won, except percentages)
Assets:
Interest-bearing deposits	W	1,618	W	66	4.08%	W	1,322	W	44	3.33%	W	1,778	W	64	3.60%
Call loans and securities purchased under resale agreements		1,609		48	2.98		3,012		93	3.09		2,499		85	3.40
Trading assets		1,824		102	5.59		3,666		168	4.58		3,394		111	3.27
Securities(2)		17,053		928	5.44		20,924		1,265	6.05		19,348		932	4.82
Loans:(3)
Commercial and industrial		25,294		1,279	5.06		35,753		1,876	5.25		36,079		2,075	5.75
Other commercial		13,434		851	6.33		21,632		1,311	6.06		20,130		1,145	5.69
Lease financing		786		70	8.91		1,039		62	5.97		749		47	5.80

Total corporate		39,514		2,200	5.57		58,424		3,249	5.56		56,958		3,267	5.74

Mortgage and home equity		12,076		697	5.77		21,408		1,138	5.32		24,630		1,290	5.24
Credit cards		3,568		495	13.87		5,575		609	10.92		4,574		589	12.88
Other consumer		10,747		795	7.40		14,481		1,146	7.91		15,552		1,150	7.39

Total consumer		26,391		1,987	7.53		41,464		2,893	6.98		44,756		3,029	6.77

Total loans		65,905		4,187	6.35		99,888		6,142	6.15		101,714		6,296	6.19

Other interest-earning assets		—		—	—		—		—	—		—

Total interest-earning assets	W	88,009	W	5,331	6.06%	W	128,812	W	7,712	5.99%	W	128,733	W	7,488	5.82%

Non-interest-earning assets:
Cash and cash equivalents		2,165		—			3,467		—			3,855		—
Other assets		5,990		—			12,507		—			16,779		—

Total assets	W	96,164	W	5,331		W	144,786	W	7,712		W	149,367	W	7,488

	Year Ended December 31,

	2003					2004					2005

			Interest					Interest					Interest
	Average		Income/		Yield/	Average		Income/		Yield/	Average		Income/		Yield/
	Balance(1)		Expense		Rate	Balance(1)		Expense		Rate	Balance(1)		Expense		Rate

	(In billions of Won, except percentages)

Liabilities:
Interest-bearing deposits:
Interest-bearing demand deposits	W	2,653	W	37	1.39%	W	7,880	W	105	1.33%	W	6,594	W	125	1.90%
Savings deposits		15,922		232	1.46		21,987		272	1.24		26,100		250	0.96
Certificates of deposit		4,955		220	4.44		6,735		275	4.08		8,838		338	3.81
Other time deposits		27,780		1,164	4.19		41,863		1,605	3.83		39,031		1,439	3.69
Mutual installment deposits		2,110		113	5.36		2,487		113	4.54		1,997		83	4.16

Total interest-bearing deposits		53,420		1,766	3.31		80,952		2,370	2.93		82,560		2,235	2.71

Short-term borrowings		11,400		322	2.82		14,934		370	2.48		14,975		357	2.38
Secured borrowings		5,331		207	3.88		7,102		299	4.21		6,584		240	3.65
Long-term debt		13,736		703	5.12		20,136		1,099	5.46		22,209		1,182	5.32
Other interest-bearing liabilities		—		—	—		—		—	—		—		—	—

Total interest bearing liabilities	W	83,887	W	2,998	3.57%	W	123,124	W	4,138	3.36%	W	126,328	W	4,014	3.18%

Non-interest-bearing liabilities:
Non-interest-bearing deposits		1,002		—			2,287		—			2,393		—
Trading liabilities		290		—			668		—			1,177		—
Acceptance outstanding		1,416		—			1,539		—			1,944		—
Accrued expenses and other liabilities		5,765		—			11,455		—			11,031		—
Minority interest		428		—			324		—			73		—
Redeemable convertible preferred stock		263		—			723		—			585		—
Stockholders’ equity		3,113		—			4,666		—			5,836		—

Total liabilities and stockholders’ equity	W	96,164	W	2,998		W	144,786	W	4,138		W	149,367	W	4,014

Net interest spread(4)				2.48%					2.63%					2.64%
Net interest margin(5)				2.65%					2.78%					2.70%
Average asset liability ratio(6)				104.91%					104.62%					101.90%

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank, Chohung Bank and Jeju Bank and (b) quarterly balances for other subsidiaries.

(2)	The average balance and yield on securities are based on amortized cost. The yield on the available-for-sale portfolio is based on average historical cost balances, therefore, the yield information does not give effect to changes in fair value that are reflected as a component of stockholders’ equity.

(3)	Non-accruing loans are included in the respective average loan balances. Income on such non-accruing loans is no longer recognized from the date the loan is placed on nonaccrual status. We reclassify loans as accruing when interest (including default interest) and principal payments are current.

(4)	The difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities.

(5)	The ratio of net interest income to average interest-earning assets.

(6)	The ratio of average interest-earning assets to average interest-bearing liabilities.

Analysis of Changes in Net Interest Income — Volume and Rate Analysis
      The following tables provide an analysis of changes in interest income, interest expense and net interest income between changes in volume and changes in rates for (i) 2004 compared to 2003 and (ii) 2005 compared to 2004. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities in proportion to absolute volume and rate change. The variance caused by the change in both volume and rate has been allocated in proportion to the absolute volume and rate change.

	From 2003 to 2004
	Interest Increase (Decrease)
	Due to Change in

	Volume		Rate		Change

	(In billions of Won)
Increase (decrease) in interest income
Interest-bearing deposits	W	(11)	W	(11)	W	(22)
Call loans and securities purchased under resale agreements		43		2		45
Trading assets		87		(21)		66
Securities		226		111		337
Loans:
Commercial and industrial		547		50		597
Other commercial		498		(38)		460
Lease financing		19		(27)		(8)

Total corporate		1,064		(15)		1,049

Mortgage and home equity		500		(59)		441
Credit cards		235		(121)		114
Other consumer		292		59		351

Total consumer		1,027		(121)		906

Total loans		2,091		(136)		1,955

Other interest-earning assets		—		—		—

Total interest income		2,436		(55)		2,381

Increase (decrease) in interest expense
Interest bearing deposits:
Demand deposits		70		(2)		68
Savings deposits		79		(39)		40
Certificates of deposit		74		(19)		55
Other time deposits		547		(106)		441
Mutual installment deposits		19		(19)		—

Total interest-bearing deposits		789		(185)		604

Short-term borrowings		91		(43)		48
Secured borrowings		73		19		92
Long-term debt		347		49		396
Other interest-bearing liabilities		—		—		—

Total interest expense		1,300		(160)		1,140

Net increase (decrease) in net interest income		1,136		105		1,241

	From 2004 to 2005
	Interest Increase (Decrease)
	Due to Change in

	Volume		Rate		Change

	(In billions of Won)
Increase (decrease) in interest income
Interest-bearing deposits	W	16	W	4	W	20
Call loans and securities purchased under resale agreements		(17)		9		(8)
Trading assets		(12)		(45)		(57)
Securities		(90)		(243)		(333)
Loans:
Commercial and industrial		17		182		199
Other commercial		(88)		(78)		(166)
Lease financing		(18)		3		(15)

Total corporate		(89)		107		18

Mortgage and home equity		169		(17)		152
Credit cards		(119)		99		(20)
Other consumer		82		(78)		4

Total consumer		132		4		136

Total loans		43		111		154

Other interest-earning assets		—		—		—

Total interest income		(60)		(164)		(224)

Increase (decrease) in interest expense
Interest bearing deposits:
Demand deposits		(19)		39		20
Savings deposits		46		(68)		(22)
Certificates of deposit		81		(18)		63
Other time deposits		(106)		(60)		(166)
Mutual installment deposits		(21)		(9)		(30)

Total interest-bearing deposits		(19)		(116)		(135)

Short-term borrowings		1		(14)		(13)
Secured borrowings		(21)		(38)		(59)
Long-term debt		111		(28)		83
Other interest-bearing liabilities		—		—		—

Total interest expense		72		(196)		(124)

Net increase (decrease) in net interest income		(132)		32		(100)

Operating Results

2005 Compared to 2004

Net Interest Income
      The following table shows, for the periods indicated, the principal components of our net interest income.

	Year Ended December 31,

	2004		2005		% Change

	(In billions of Won, except
	percentages)
Interest and dividend income:
Interest and fees on loans	W	6,142	W	6,296	2.5%
Interest and dividends on securities		1,265		932	(26.3)
Trading assets		168		111	(33.9)
Other interest income		137		149	8.8

Total interest and dividend income	W	7,712	W	7,488	(2.9)

Interest expense:
Interest on deposits	W	2,370	W	2,234	(5.7)%
Interest on short-term borrowings		341		340	(0.6)
Interest on secured borrowings		299		240	(19.7)
Interest on long-term debt		1,099		1,182	7.6
Other interest expense		29		18	(37.9)

Total interest expense		4,138		4,014	(3.0)

Net interest income	W	3,574	W	3,474	(2.8)%

Net interest margin(1)		2.78%		2.70%

Note:

(1)	The ratio of net interest income to average interest-earning assets. See “— Average Balance Sheet and Volume and Rate Analysis — Average Balance Sheet and Related Interest.”
      Interest and dividend income. The 2.9% decrease in interest and dividend income is due primarily to a 26.3% decrease in interest and dividends on securities, which was partially offset by a 2.5% increase in interest and fees on loans. The average balance of our interest earning assets decreased 0.1% from W128,812 billion in 2004 to W128,733 billion in 2005, principally as a result of the decrease in our average balance of securities.
      The 26.3% decrease in interest and dividends on securities was due primarily to a decline by 123 basis points in average yield on securities from 6.05% in 2004 to 4.82% in 2005 and a 7.5% decrease in average balance of securities from W20,924 billion in 2004 to W19,348 billion in 2005. The decline in average yield on securities results primarily from the continuing general decline in average market interest rates during the periods under review and the reduction in interest income in the redemption at maturity of high-interest bearing notes. Approximately 87% of our securities portfolio consists of debt securities issued or guaranteed by the Korean government or government-controlled entities and debt securities issued by financial institutions and other Korean banks as of December 31, 2005.
      The 2.5% increase in interest and fees on loans was due primarily to the following:

•	a 10.6% increase in interest and fees on commercial and industrial loans from W1,876 billion in 2004 to W2,075 billion in 2005, which was due primarily to an increase by 50 basis points in the average yield on such loans from 5.25% in 2004 to 5.75% in 2005 and a 0.9% increase in average balance of such loans from W35,753 billion in 2004 to W36,079 billion in 2005; and

•	a 13.4% increase in interest and fees on mortgage and home equity loans from W1,138 billion in 2004 to W1,290 billion in 2005, which was due primarily to a 15.1% increase in average balance of mortgage and home equity loans from W21,408 billion in 2004 to W24,630 billion in 2005, which was partially offset by a decline of 8 basis points in the average yield on such loans from 5.32% in 2004 to 5.24% in 2005, which more than offset:

•	a 12.7% decrease in interest and fees on other commercial loans from W1,311 billion in 2004 to W1,145 billion in 2005, which was due primarily to a 6.9% decrease in average balance of other commercial loans from W21,632 billion in 2004 to W20,130 billion in 2005 and a decrease by 37 basis points in the average yield on such loans from 6.06% in 2004 to 5.69% in 2005.
      Our loans in 2005 recorded a 1.8% increase in average volume from W99,888 in 2004 to W101,714 in 2005 primarily as a result of increased average balance of consumer loans (except credit cards) as follows:

•	mortgage and home equity loans increased by 15.1% from W21,408 billion in 2004 to W24,630 billion in 2005, which was partially offset by a decrease in the average yield on such loans by eight basis points from 5.32% in 2004 to 5.24% in 2005; and

•	other consumer loans increased by 7.4% from W14,481 billion in 2004 to W15,552 billion in 2005, the effect of which was partially offset by a decline of 52 basis points in the average yield on such loans from 7.91% in 2004 to 7.39% in 2005.
      As noted, our average yield on loans increased by four basis points from 6.15% in 2004 to 6.19% in 2005, primarily reflecting the improvement in asset quality of our loans, which was partially offset by continuing general decline in average market interest rates during the periods under review and increased competition in the Korean lending market.
      Our credit cards experienced a 18.0% decrease in average volume from W5,575 billion in 2004 to W4,574 billion in 2005 due primarily to continued charge-offs of delinquent accounts. The average yield on credit cards increased by 196 basis points from 10.92% in 2004 to 12.88% in 2005 due primarily to the improvement in asset quality of our credit card balances.
      Interest Expense. Interest expense decreased 3.0% from W4,138 billion in 2004 to W4,014 billion in 2005, due primarily to a 5.7% decrease in interest on deposits and a 19.7% decrease in interest on secured borrowings, which more than offset a 7.6% increase in interest on long-term debt.
      The 5.7% decrease in interest expense on deposits from W2,370 billion in 2004 to W2,234 billion in 2005 was primarily the result of a decline of 22 basis points in the cost of interest bearing deposits from 2.93% in 2004 to 2.71% in 2005, which was partially offset by a 2.0% increase in average volume of interest bearing deposits from W80,952 billion in 2004 to W82,560 billion in 2005.
      The principal reason for the decline in interest rates payable on our interest-bearing deposits was the general decline in market interest rates. The average interest rate paid on our time deposits other than certificates of deposit, which accounted for 47.3% of our average interest-bearing deposits in 2005, decreased from 3.83% in 2004 to 3.69% in 2005. The average interest rate paid on our savings deposits, which accounted for 31.6% of our average interest-bearing deposits in 2005, decreased from 1.24% in 2004 to 0.96% in 2005. The average interest rate paid on our interest-bearing demand deposits, on the other hand, increased from 1.33% in 2004 to 1.90% in 2005 due primarily to an increase in the interest rate applicable to court deposits.
      The increase in average volume of interest bearing deposits is due primarily to a 18.7% increase in average volume of savings deposits from W21,987 billion in 2004 to W26,100 billion in 2005 and a 31.2% increase in average volume of certificate of deposits from W6,735 billion in 2004 to W8,838 billion in 2005, which more than offset a 6.8% decrease in average volume of other time deposits from W41,863 billion in 2004 to W39,031 billion in 2005 and a decrease in the average volume of other deposit products. Our growth in deposit products in 2005 was focused on savings deposits and certificates of deposit because of the growing customer preference for short-term deposit products such as money market deposit accounts due to the decline in interest rate payable to interest-bearing deposits. Other time deposits decreased due primarily to an increasing customer aversion to time deposits following the general decline in interest rates payable on interest-bearing deposits.
      The 19.7% decrease in interest on secured borrowings was due primarily to a decline in the average interest rate paid by 56 basis points from 4.21% in 2004 to 3.65% in 2005, resulting from the decline in interest rates payable on secured borrowings following the general decline in average market interest rates.
      The 7.6% increase in interest expense on long-term debt was due to a 10.4% increase in average volume of long-term debt from W20,136 billion in 2004 to W22,209 billion in 2005 resulting from the issuance of corporate debentures and long-term debt in response to the smaller growth in the volume of deposits compared to the growth in the volume of loans, partially offset by a decline of 14 basis points in average interest rates paid on our long-term debt from 5.46% in 2004 to 5.32% in 2005, which reflects the general decline in average market interest during the period.
      Net interest margin. Net interest margin represents the ratio of net interest income to average interest earning assets. As net interest income decreased 2.8% from W3,574 billion in 2004 to W3,474 billion in 2005 and the average volume of our interest earning assets decreased 0.1% from W128,812 billion in 2004 to W128,733 billion in 2005, our overall net interest margin decreased eight basis points from 2.78% in 2004 to 2.70% in 2005.

Provision for credit losses
      Our provision for loan losses was W195 billion in 2004 as compared to a reversal of provision for loan losses of W255 billion in 2005, primarily reflecting a decrease in total allowance for loan losses. The decrease in our total allowance for loan losses reflects continuous improvement in the credit quality of our overall loan portfolios following continued improvements in Korean economy in 2005 as compared to 2004.
      The total loan balance increased by W8,768 billion in 2005, and mortgage and home equity loans which are considered to have a lower credit risk than other types of loans accounted for W3,660 billion, or 41.7% of the increase in our total loan balance. On the other hand, our credit card portfolio which is with a higher credit risk decreased by W490 billion in 2005. Our ratio of non-performing loans over total loans slightly decreased to 1.51% as of December 31, 2005 from 1.80% as of December 31, 2004. In addition, our nonaccrual loans, which represent one day and over delinquent loans, decreased to W2,052 billion, or 1.94% of total loans, as of December 31, 2005 from W2,454 billion, or 2.53% of total loans, as of December 31, 2004.
      The foregoing contributed to a significant decrease in our provision for loan losses in 2005, which may be further explained by reference to the following:

•	changes in the asset quality of individually identified impaired corporate loans — Changes in the asset quality of individually identified impaired corporate loans are attributed to a decrease in the outstanding balance which may result from collection through the disposal of collateral or relaxing requirements for troubled debt restructurings. Such changes have a direct impact on provisioning for loan losses through individual analysis of those loans. See “Item 4. Information on the Company — Description of Assets and Liabilities — Loans individually identified for review and considered impaired”. Specific allowances are established by discounting the estimated cash flows expected to receive using the loan’s effective interest rate or by reference to the fair value of the collateral; and

•	the improvement in asset quality classifications of loans which are not specially identified as impaired — For loans which are not specially identified as impaired, the general allowance for loan losses is determined based on loss factors taking into consideration past performance of the portfolio, previous loan loss history and charge-off information which are developed through a migration model. See “Item 4. Information on the Company — Description of Assets and Liabilities — Loans not specifically identified as impaired”. Due primarily to enhanced condition of the Korean economy, our asset quality classifications of non-impaired loans improved and the loss rates decreased in 2005 as compared to 2004. As a result, provision for loan losses against non-impaired loans decreased from 2004 to 2005.

      The extent of the reversal of provision for credit losses in 2005 were partially offset by an increase in provision for credit losses in respect of unused portions of lines of credits that we extended to our customers, which are not immediately cancelable at our option. In 2004, our provision for credit losses on such unused portions of credit lines was W23 billion. In 2005, following certain guidelines announced by the bank regulatory authorities in Korea, the scope of unused portions of lines of credit that are deemed “immediately cancelable at our option” has been reduced significantly. Accordingly, the amount of unused portions of lines of credit subject to credit loss provisioning increased compared to 2004. As a result, we raised provisions for losses on such unused portions of lines of credit in the amount of W111 billion in 2005.
      The following table sets forth for the periods indicated the components of provision for credit losses by product type.

	As of December 31,

	2004		2005		% Change

	(In billions of Won,
	except percentages)
Total provision for loan losses(A):
Corporate	W	(293)	W	(402)	37.2%
Mortgages and home equity		(1)		(1)	—
Other consumer		130		76	(41.5)
Credit cards		359		72	(79.9)

		195		(255)	N/M

Total provision for off-balance sheet credit instruments(B):
Guarantees and acceptances	W	(83)	W	(39)	(53.0)%
Unused portions of credit line		23		111	382.6

		(60)		72	N/M

Total provision for credit losses (A+B)	W	135	W	(183)	N/M

N/ M = not meaningful.
      Reversal of provision for loan losses against corporate loans increased by 37.2% from W293 billion in 2004 to W402 billion in 2005 due primarily to the improved quality of loans. Our loan loss allowance against corporate loans decreased 28.4% from W1,499 billion as of December 31, 2004 to W1,074 billion as of December 31, 2005 due primarily to due to the improved quality of loans following decreased levels of delinquencies within the portfolio and improved credit quality of impaired loans. Non- performing corporate loans decreased from W1,385 billion as of December 31, 2004 to W1,263 billion as of December 31, 2005, representing 2.4% and 2.2% of the total corporate loan portfolio, respectively. Total net charge offs decreased by 90.5% from W263 billion in 2004 to W25 billion in 2005.
      Reversal of provision for loan losses against mortgage and home equity loans remained stable at W1 billion in 2004 and 2005 due primarily to the substantial offset between the effects of the increased volume of loans and the effects of improved quality of loans. Our loan loss allowance against mortgage and home equity loans decreased 47.2% from W36 billion as of December 31, 2004 to W19 billion as of December 31, 2005 while our mortgage and home equity loans increased 16.5% from W22,180 billion as of December 31, 2004 to W25,840 billion as of December 31, 2005 reflecting the increased demand for such loans. The ratio of non-performing loans to total loans within this portfolio declined from 0.6% in 2004 to 0.4% in 2005.
      Our provision for loan losses against other consumer loans decreased 41.5% from W130 billion in 2004 to W76 billion in 2005 primarily reflecting a decrease in the amount of write-offs. Net charge-offs within the other consumer loan portfolio has decreased from W419 billion in 2004 to W261 billion in 2005.Other consumer loans have increased 14.9% from W15,546 billion as of December 31, 2004 to W17,875 billion as of December 31, 2005. However, the allowance for loan losses has decreased 50.3% from W368 billion as of December 31, 2004 to W183 billion as of December 31, 2005, reflecting continued aggressive charge-offs of delinquent accounts, decreased levels of delinquencies within the portfolio, and improved credit quality of impaired loans. The ratio of non-performing loans to total loans within this portfolio remained stable at 1.0% as of December 31, 2004 and December 31, 2005.
      Our provision for loan losses against credit cards decreased 79.9% from W359 billion in 2004 to W72 billion in 2005 reflecting decreased delinquencies during 2005 and a decrease in the size of the portfolio. Net charge-offs within the credit card portfolio has decreased from W816 billion in 2004 to W244 billion in 2005. Our credit card balances resulted in a 10.4% decrease from W4,732 billion as of December 31, 2004 to W4,242 billion as of December 31, 2005. Our allowance for losses against credit cards has decreased 42.2% from W408 billion as of December 31, 2004 to W236 billion as of December 31, 2005, primarily due to an improvement in overall quality of our credit card assets following continued charge-offs of delinquent accounts. The ratio of non-performing loans to total loans within our credit card portfolio decreased from 1.8% as of December 31, 2004 to 1.1% as of December 31, 2005.
      Total provision for off-balance sheet credit instruments increased from 2004 to 2005 due to the reduction in the reversal of guarantees and acceptances and an increase in provision for the unused portions of credit lines. The reduction in the reversal of guarantees and acceptances was primarily due to the improved credit quality of the underlying portfolio. The increase in provision for unused portions of credit lines was primarily due to an increase in the amount of credit lines that were not “immediately cancelable at our option”. Based on prior industry practice, we considered a substantial portion of our outstanding credit lines with customers as being “immediately cancelable at our option” during the periods before 2005. During 2005, the Korean bank regulatory authorities strengthened the provisioning for credit losses in respect of unused portions of credit lines under Korean GAAP. In response to, among other things, this bank regulatory guidance, we adopted a more conservative approach in 2005 and applied a narrower definition when identifying which of our outstanding credit lines with customers should be deemed “immediately cancelable at our option”. Accordingly, the amount of unused portions of lines of credit which became subject to credit loss provisioning increased in 2005, resulting in higher provisions as compared to 2004.

Noninterest Income
      The following table sets forth for the periods indicated the components of our noninterest income.

	As of December 31,

	2004		2005		% Change

	(In billions of Won,
	except percentages)
Commissions and fees from non-trust management:
Brokerage fees and commissions(1)	W	232	W	345	48.7%
Other fees and commissions(2)		947		1,160	22.5
Net trust management fees(3)		84		100	19.0
Net trading profits		143		101	(29.3)
Net gains (losses) on securities		(77)		96	N/M
Gain on other investment		53		284	435.8
Net gain on foreign exchange		353		94	(73.4)
Insurance income		—		189	N/M
Other		357		333	(6.7)

Total noninterest income	W	2,092	W	2,702	29.1%

Notes:

(1)	Consists of commissions, fees and markup on securities brokerage activities.

(2)	Includes commissions received on remittance, commissions received on imports and export letters of credit and commissions received from foreign exchange transactions.

(3)	Consists principally of fees from management of trust accounts in our banking operations.
      The 29.1% increase in noninterest income was attributable to a 435.8% increase in gain on other investment, our recording of insurance income in 2005 that we did not record in 2004 following the consolidation of Shinhan Life Insurance into our results of operations, our recording of net gain on securities in 2005 as compared to net loss in 2004, a 22.5% increase in other fees and commissions, including commissions received on remittance, and 48.7% increase in brokerage fees and commissions, which more than offset a 73.4% decrease in net gain on foreign exchange. In 2005, we recorded gain on other investment of W284 billion primarily as a result of our sales of equity securities of LG Card and Hynix Semiconductor that we previously received in connection with the debt restructuring of these companies. These sales were made into the market following the expiration of the lock-up period. The W189 billion of insurance income that we recorded in 2005 results from insurance premiums received by Shinhan Life Insurance during the last month of 2005 which was consolidated into our results of operations. We recorded net gain on securities in 2005 compared to net loss on securities in 2004, primarily due to gains from the sale of the equity securities of Ssangyong Motors held by Chohung Bank in 2005 and the absence of significant losses from the write-down of investment securities in 2005 as compared to 2004. The 48.7% increase in brokerage fees and commissions from 2004 to 2005 was due primarily to the increased volume of securities transactions involving the beneficiary certificates sold by investment trust companies. The 22.5% increase in other fees and commissions from 2004 to 2005 was primarily due to the increase in investment banking activities, including, among others, real estate financing, asset-backed securities and project financing. The 73.4% decrease in net gain on foreign exchange reflects the reduced transaction gains as a result of the appreciation of the Korean Won against foreign currencies and the decrease in foreign exchange transaction volume after Shinhan Bank ceased to offer deposit products utilizing the Korean Won and Japanese Yen swaps as described in “— Overview — Certain Income Tax Expenses and Provision for Other Losses.”.

Noninterest Expenses
      The following table shows, for the periods indicated, the components of our noninterest expense.

	Year Ended December 31,

	2004		2005		% Change

	(In billions of Won,
	except percentages)
Employee compensation and other benefits	W	1,217	W	1,480	21.6%
Depreciation and amortization		429		377	(12.1)
General and administrative expenses		543		516	(5.0)
Credit card fees		147		134	(8.8)
Provision for other losses		16		113	N/M
Other fees and commission expenses		364		417	14.6
Taxes (except income taxes)		92		110	19.6
Insurance operating expense		—		200	N/M
Other		344		315	(8.4)

Total noninterest expenses	W	3,152	W	3,662	16.2%

      The 16.2% increase in noninterest expenses was due primarily to our recording insurance operating expenses of W200 billion in 2005 including payment of insurance premiums and provision for insurance payment reserves following the consolidation of operations of Shinhan Life Insurance into our results of operations, a 21.6% increase in employee compensation and severance benefits, which primarily resulted from increase in our salaries and bonuses for our labor force in connection with the harmonization of compensation between Shinhan Bank and Chohung Bank, and a significant increase in provision for other losses which reflects the additional W49 billion of provisions we raised in anticipation of the losses from our dispute with the Korean National Tax Service in respect of certain deposit products utilizing Korean Won and Japanese Yen swaps as described in “— Overview — Certain Income Tax Expenses and Provision for Other Losses.”

Income Tax Expense
      Income tax expense increased from W764 billion in 2004 to W942 billion in 2005 as a result of our increased income and the additional tax expense incurred as a result of the events described in “— Certain Income Tax Expenses and Provision for Other Losses” above. The statutory tax rate was 29.7% in 2004 and 27.5% in 2005.
      Our effective rate of income tax increased to 35.0% in 2005 from 32.1% in 2004 due primarily to an increase in expenses not deductible for tax purposes and an increase of valuation allowance on net deferred tax assets that we determined to be unlikely to be available following the split-merger of Chohung Bank’s credit card operations into Shinhan Card as described in “— Critical Accounting Policies — Income Taxes”.

Net Income Before Extraordinary Item
      As a result of the foregoing, our net income before extraordinary items increased by 18.9% from W1,462 billion in 2004 to W1,739 billion in 2005.

2004 Compared to 2003

Net Interest Income
      The following table shows, for the periods indicated, the principal components of our net interest income.

	Year Ended December 31,

	2003		2004		% Change

	(In billions of Won,
	except percentages)
Interest and dividend income:
Interest and fees on loans	W	4,187	W	6,142	46.7%
Interest and dividends on securities		928		1,265	36.3
Trading assets		102		168	64.7
Other interest expense		114		137	20.2

Total interest and dividend income	W	5,331	W	7,712	44.7

Interest expense:
Interest on deposits	W	1,766	W	2,370	34.2%
Interest on short-term borrowings		315		341	8.3
Interest on secured borrowings		207		299	44.4
Interest on long-term debt		703		1,099	56.3
Other interest expense		7		29	314.3

Total interest expense		2,998		4,138	38.0

Net interest income	W	2,333	W	3,574	53.2%

Net interest margin(1)		2.65%		2.78%

Note:

(1)	The ratio of net interest income to average interest earning assets. See “— Average Balance Sheet and Volume and Rate Analysis — Average Balance Sheet and Related Interest.”
      Interest and dividend income. The 44.7% increase in interest and dividend income is due primarily to the 46.7% increase in interest and fees on loans. The average balance of our interest earning assets increased 46.4% from W88,009 billion in 2003 to W128,812 billion in 2004, principally as a result of the full-year consolidation of Chohung Bank, while only the four-months result was included in 2003.

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
      The average volume of our loans increased as a result of full-year consolidation of Chohung Bank, while only the four-months result was included in 2003. Our average yield on loans decreased by 20 basis points from 6.35% to 6.15% primarily as a result of the continuing general decline in average market interest rates during the periods under review. Our average volume growth in consumer loans and the average volume growth in corporate loans are due primarily to the full-year consolidation of Chohung Bank, while only the four-months result was included in 2003.
      Interest and dividends on investment securities increased 36.3% from W928 billion in 2003 to W1,265 billion in 2004. Approximately 78.03% of our securities portfolio consists of debt securities issued or guaranteed by the Korean government or government-controlled entities and debt securities issued by financial institutions and other Korean banks as of December 31, 2004. The increase in interest and dividends on investment securities in 2004 was due primarily to the full-year consolidation of Chohung Bank, while only the four-months result was included in 2003.
      Interest Expense. Interest expense increased 38.0% from W2,998 billion in 2003 to W4,138 billion in 2004, due primarily to a 34.2% increase in interest on deposits and a 56.3% increase in interest on long-term debt.
      The 34.2% increase in interest expense on deposits from W1,766 billion in 2003 to W2,370 billion in 2004 was primarily the result of a 51.5% increase in average volume of interest bearing deposits from W53,420 billion in 2003 to W80,952 billion in 2004, partially offset by a decline of 38 basis points in the cost of interest bearing deposits from 3.31% in 2003 to 2.93% in 2004. The principal reason for the increase in average volume of interest bearing deposits is the full-year consolidation of Chohung Bank, while only the four-months result was included in 2003. The principal reason for the decline in interest rates payable on these liabilities is the general decline in market interest rates. The average interest rate paid on our time deposits other than certificates of deposit, which accounted for 51.7% of our average interest-bearing deposits in 2004, decreased from 4.19% in 2003 to 3.83% in 2004 due primarily to a general decline in average market interest rates in 2004. The average interest rate paid on our savings deposits, which accounted for 27.2% of our average interest-bearing deposits in 2004, decreased from 1.46% in 2003 to 1.24% in 2004.
      The 46.8% increase in average balance of our interest bearing liabilities was due primarily to a 52.1% increase in average interest-bearing deposits. The 51.5% increase in average interest-bearing deposit volume from W53,420 billion in 2003 to W80,952 billion in 2004 was due to a 50.7% increase in average volume of other time deposits from W27,780 billion in 2003 to W41,863 billion in 2004 and a 38.1% increase in average volume of savings deposits from W15,922 billion in 2003 to W21,987 billion in 2004, resulting from the full-year consolidation of Chohung Bank, while only the four-months result was included in 2003.
      The 56.3% increase in interest expense on long-term debt was due to a 46.6% increase in average long-term debt from W13,736 billion in 2003 to W20,136 billion in 2004 resulting from the full-year consolidation of Chohung Bank, while only four month result was included in 2003, and an increase by 34 basis points in average interest rates paid on our long-term debt from 5.12% in 2003 to 5.46% in 2004, which reflects an increase in the issuance of subordinated debt which in general carries a higher interest rate and the recognition of a full-year interest on our Redeemable Preferred Stock issued to Korea Deposit Insurance Corporation.
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

Provision for credit losses
      Our provision for loan losses decreased 80.7% from W1,011 billion in 2003 to W195 billion in 2004, primarily as a result of the improvement in the asset quality classifications of our portfolio loans retained following enhanced conditions of the Korean economy in 2004 as compared to 2003.
      Our ratio of non-performing loans over total loans slightly decreased to 1.80% as of December 31, 2004 from 1.94% as of December 31, 2003. Our nonaccrual loans, which represent one day and over delinquent loans, also decreased to W2,454 billion, or 2.52% of total loans, as of December 31, 2004 from W3,132 billion, or 3.28% of total loans, as of December 31, 2003. The foregoing contributed to a significant decrease in our provision for loan losses in 2004, which may be further explained by reference to the following:

•	changes in the asset quality of individually identified impaired corporate loans — Changes in the asset quality of individually identified impaired corporate loans are attributed to a decrease in the outstanding balance which may result from collection through the disposal of collateral or relaxing requirements for troubled debt restructurings. Such changes have a direct impact on provisioning for loan losses through individual analysis of those loans. See “Item 4. Information on the Company — Description of Assets and Liabilities — Loans individually identified for review and considered impaired”. Specific allowances are established by discounting the estimated cash flows expected to receive using the loan’s effective interest rate or by reference to the fair value of the collateral;

•	the improvement in asset quality classifications of loans which are not specially identified as impaired — For loans which are not specially identified as impaired, the general allowance for loan losses is determined based on loss factors taking into consideration past performance of the portfolio, previous loan loss history and charge-off information which are developed through a migration model. See “Item 4. Information on the Company — Description of Assets and Liabilities — Loans not specifically identified as impaired”. Due primarily to enhanced condition of the Korean economy, our asset quality classifications of non-impaired loans improved and the loss rates decreased in 2004 as compared to 2003. As a result, provision for loan losses against non-impaired loans decreased from 2003 to 2004; and

•	the effect of adjustments in loss factors — We adjusted loss factors developed through a migration model with other qualitative and quantitative factors that affect the collectibility or the portfolio as of the evaluation date including prevailing economic and business conditions. See “Item 4. Information on the Company — Description of Assets and Liabilities — Loans collectively evaluated for impairment”. In 2003, we identified a sharp increase in delinquency ratios of loans to small- and medium-sized enterprises which continued to increase until early 2004. To reflect this trend of performance, we applied shorter period migration rates and recognized additional provision for loan losses in the amount of W76 billion in 2003. In 2004, however, as such analysis showed no adverse trend in the performance of this loan portfolio, the additional allowance for loan losses provided in 2003 was reversed in 2004 and resulted in the decrease in provision for loan losses of W151 billion.

      The following table sets forth for the periods indicated the components of provision for credit losses by product type.

	As of December 31,

	2003		2004		% Change

	(In billions of Won,
	except percentages)
Total provision for loan losses(A):
Corporate	W	428	W	(293)	N/M
Mortgages and home equity		1		(1)	N/M
Other consumer		63		130	106.3%
Credit cards		519		359	(30.8)

		1,011		195	(80.7)

Total provision for off-balance sheet credit instruments(B):
Guarantees and acceptances	W	(46)	W	(83)	80.4%
Unused portions of credit line		—		23	N/M

		(46)		(60)	(30.4)

Total provision for credit losses(A+B)	W	965	W	135	(86.0)%

      We recorded reversal of provision for loan losses against corporate loans of W293 billion in 2004 as compared to recording provision for loan losses of W428 billion in 2003 due primarily to a reduction in impaired loans to large corporations including SK Networks, LG Card and Incheon Oil Refinery which were not classified as non-performing. Our loan loss allowance against corporate loans decreased 27.1% from W2,054 billion as of December 31, 2003 to W1,499 billion as of December 31, 2004 due primarily to a decrease in impaired loans. Non-performing corporate loans rose from W1,305 billion as of December 31, 2003 to W1,385 billion as of December 31, 2004, representing 2.4% and 2.5% of the total corporate loan portfolio, respectively. Total net charge offs declined 20.1% from W329 billion in 2003 to W263 billion in 2004.
      We recorded a reversal of provision for loan losses against mortgage and home equity loans of W1 billion in 2004 as compared to recording provision for credit losses of W1 billion in 2003 due primarily to the improved quality of loans. Our loan loss allowance against mortgage and home equity loans decreased 32.1% from W53 billion as of December 31, 2003 to W36 billion as of December 31, 2004 while our mortgage and home equity loans increased 8.1% from W20,517 billion as of December 31, 2003 to W22,180 billion as of December 31, 2004 reflecting increased lending corresponding to increased demand. The ratio of non-performing loans to total loans within this portfolio declined from 0.65% in 2003 to 0.57% in 2004.
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
      The 30.4% decrease in reversal of provision for off-balance credit instruments from 2003 to 2004 was primarily due to the increase in the reversal of guarantees from 2003 and 2004 and the inclusion of provision for unused portions of credit lines in 2004 in respect of unused portions of lines of credit extended to customers that are not immediately cancelable at our option.

Noninterest Income
      The following table sets forth for the periods indicated the components of our noninterest income.

	As of December 31,

	2003		2004		% Change

	(In billions of Won,
	except percentages)
Commissions and fees from non-trust management:
Brokerage fees and commissions(1)	W	260	W	232	(10.8)%
Other fees and commissions(2)		580		947	63.3
Net trust management fees(3)		59		84	42.4
Net trading profits		72		143	98.6
Net gains (losses) on securities		(128)		(77)	(39.8)
Gain on other investment		28		53	89.3
Net gain on foreign exchange		91		353	287.9
Insurance income		—		—
Other		156		357	128.8

Total noninterest income	W	1,118	W	2,092	87.1%

Notes:

(1)	Consists of commissions, fees and markup on securities brokerage activities.

(2)	Includes commissions received on remittance, commissions received on imports and export letters of credit and commissions received from foreign exchange transactions.

(3)	Consists principally of fees from management of trust accounts in our banking operations.
      The 87.1% increase in noninterest income was due primarily to a 63.3% increase in other fees and commissions, including commissions received on remittance, letters of credit and foreign exchange transactions, a 287.9% increase in net gain in foreign exchange and a 128.8% increase in other noninterest income, all of which was primarily attributable to the full-year consolidation of Chohung Bank in 2004 while only the four-months results were included in 2003. The 287.9% increase in net gain on foreign exchange was also due to increased foreign exchange transactions corresponding to the increase in Shinhan Bank’s deposit products utilizing the Korean Won and Japanese Yen swaps.

Noninterest Expenses
      The following table shows, for the periods indicated, the components of our noninterest expense.

	Year Ended December 31,

	2003		2004		% Change

	(In billions of Won,
	except percentages)
Employee compensation and other benefits	W	705	W	1,217	72.6%
Depreciation and amortization		247		429	73.7
General and administrative expenses		392		543	38.5
Credit card fees		90		147	63.3
Provision for other losses		—		16	N/M
Other fees and commission expenses		250		364	45.6
Taxes (except income taxes)		62		92	48.4
Insurance operating expense		—		—	—
Other		191		344	80.1

Total noninterest expenses	W	1,937	W	3,152	62.7%

N/ M= not meaningful
      The 62.7% increase in noninterest expenses was due primarily to full year consolidation of Chohung Bank in 2004 while only four month results were included in 2003 and, to a lesser extent, a 38.5% increase in general and administrative expenses primarily attributable to increased expenses relating to integration of Shinhan Bank and Chohung Bank and a 72.6% increase in employee compensation and other benefits due primarily to an increase in our labor force following our acquisition of Chohung Bank. The 80.1% increase in other noninterest expenses was due primarily to expenses arising from Shinhan Bank’s abolishing its cumulative severance payment system.

Income Tax Expense
      Income tax expense increased from W248 billion in 2003 to W764 billion in 2004 as a result of our increased income. The statutory tax rate was 29.7% in both 2003 and 2004.
      Our effective rate of income tax decreased to 32.1% in 2004 from 45.1% in 2003 due primarily to a significant increase in the effective tax rate in 2003 resulting from the anticipated reduction of statutory tax rate from current 29.7% to 27.5% beginning January 2005.

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
      In corporate banking, lending to small- and medium-sized enterprises has long been our core focus of business. Our small- and medium-sized enterprises lending portfolio has grown steadily from a balance of W38,055 billion in 2003 to W38,713 billion in 2004 and to W39,943 billion in 2005. During this period, most of the national banks have shifted their focus to, or increased their emphasis on, this type of lending, as opportunities in the large corporate and retail sectors diminish. While we expect the competition in this sector to intensify and result in lower margins from lending to this customer sector, we believe our established customer base, quality brand image and experienced lending staff will provide an opportunity to maintain steady growth in this environment. This increase in lending has brought with it increasing delinquencies in this portion of our portfolio, in particular in loans to the real estate, leasing and service industry and the hotel and leisure industry (principally consisting of hotels, motels and restaurants) in 2004, resulting in higher charge-offs and provisions in 2004 and 2005. We believe that the rate of delinquencies in these industry sectors have begun to slow down in 2005 and expect such trend to continue.
      In retail banking, over the past several years, we have experienced a significant growth in home mortgage-based secured consumer lending, both for home purchases as well as for general purpose borrowing through home equity loans. Our mortgage and home equity lending portfolio increased from an average balance of W12,076 billion during 2003 to W21,408 billion during 2004 and to W24,630 billion in 2005. The volume of such lending by us is significantly dependent on competitive conditions, real estate prices, interest rate levels and government policies affecting these markets, and the trends indicated by prior periods will be altered accordingly. In 2006, given the relative low home ownership ratio in Korea, the increasing demand for ownership of larger homes and the growing trend within the newly financially independent young population to seek their own housing, we expect the demand for home mortgage-based secured lending to be fairly strong and the banks to increase their lending. In addition, since the home mortgaged-based loans were introduced only in 2004, we believe that the market for such loans has a strong growth potential. We believe that consumer demand for the 15-year or longer term loans is likely to continue to grow given the tax benefits applicable to their interest payments. However, this trend may be counter-balanced by recent regulatory developments in Korea. For example, in the consumer loan sector, the Korean government enacted a number of changes to laws governing retail lending volumes, including the lowering of maximum loan-to-value ratio of mortgage and home equity loans to 60%, and in certain cases to 40%. In recent years, the Korean government has issued several policy-driven regulations to suppress the increasing real estate prices in certain zones of the Seoul Metropolitan area that are in high demand, including the further reduction of maximum loan-to-value ratio applicable to mortgage and home equity loans for real estate in those regulated zones. We have also experienced a significant increase in other consumer loans (principally general unsecured loans) as we seek to diversify our consumer lending portfolio. Our other consumer loans increased from an average balance of W10,747 billion during 2003 to W14,481 billion during 2004 and to W15,552 billion in 2005.
      In the credit card business, we have witnessed our customers become more active borrowers until the first half of 2003 as the credit card markets expanded rapidly. Beginning in 2003, however, the growth in credit card usage and balances have been moderated as a result of heightened concerns about increasing delinquencies, credit defaults and asset quality deterioration. Our growth in this sector, represented by Shinhan Card, was not so dramatic as that experienced by other Korean banks and credit card companies, some of whom were shifting from large corporate lending to the credit card sector and others of whom chose to expand more aggressively. Our credit card portfolio growth trend reflects this difference, and this in turn was reflected in a lower level of credit defaults and delinquencies. Three credit card companies, including Shinhan Card, with sound asset quality recorded profit in 2004. The credit card asset size stabilized during 2005 and we also expect a continued improvement in the profitability of the credit card companies in 2006 primarily as a result of a decrease in the provision for credit losses due to improved asset quality and, to a lesser extent, an increase in lending. Our acquisition of Chohung Bank, on the other hand, has led to a significant increase in our credit card assets, including considerable amounts of credit card assets with higher level of delinquencies and credit defaults compared to our credit card assets of Shinhan Card. However, in 2005, our provision for possible losses relating to the credit card assets of Chohung Bank decreased significantly compared to prior years. Simultaneous with the merger of Shinhan Bank and Chohung Bank, the credit card division of Chohung Bank was merged into Shinhan Card in April 2006. We believe that the credit card industry has improved its overall asset quality resulting in lower provisioning for loan losses. Our future outlook for our credit card business, however, will largely depend on whether we will be able to acquire LG Card and, if so, the form of the acquisition as well as the overall asset quality of the credit card assets of LG Card. See “Item 3. Key Information of the Company — Risk Factors — Developments adversely affecting the business and liquidity of credit card companies in Korea, including LG Card, may result in losses in respect of our exposure to such companies”.
      In securities brokerage services, we expect an increase in brokerage fees and commissions due primarily to improving stock market performance based on increased investment in equity funds by individual investors, growing interest in asset management products and anticipated improvement in corporate earnings, as well as an anticipated increase in volume through the use of our banking network to promote our securities brokerage services and products.
      We believe that, over the long term, the establishment of the Shinhan Financial Group as a diversified financial services platform and the addition of subsidiaries, such as Chohung Bank and Shinhan Life Insurance, to that platform will provide significant opportunities to enhance our prospects as and when economic conditions improve.
Results by Principal Business Segment Under Korean GAAP
      During 2005, we were organized into twelve major business segments as follows:

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

      The following discussion of our results of operations by principal business segment is provided on a Korean GAAP basis since this is the basis of accounting that we currently use to manage our business. Our chief operating decision maker regularly makes decisions about resources to be allocated to these activities and assesses performance of the activities using this information, and consequently this forms the basis of our segment reporting included in Note 34 to our consolidated financial statements in “Item 18. Financial Statements — Notes to consolidated financial statements of Shinhan Financial Group”.

	Segment Results(1)						Total Revenues(2)

	Year Ended December 31,

	2003		2004		2005		2003		2004		2005

	(In billions of Won, except percentages)
Shinhan Bank:
Retail banking	W	560	W	655	W	778	W	1,221	W	1,401	W	1,350
Corporate banking		212		550		701		749		1,006		976
Treasury and securities investment		62		82		(67)		904		1,292		1,745
Other banking services		(148)		(87)		(346)		339		469		245
Chohung Bank:(3)
Retail banking		30		132		307		513		1,395		1,385
Corporate banking		(58)		185		95		133		333		407
Treasury and international business		(53)		(5)		(26)		208		2,611		3,379
Credit card		(89)		(320)		150		237		590		699
Other banking services		(50)		275		169		(3)		498		573
Good Morning Shinhan Securities		69		44		121		656		697		880
Shinhan Card		(90)		6		59		322		348		358
Other subsidiaries		36		10		39		305		355		620

Total(4)	W	481	W	1,527	W	1,980	W	5,584	W	10,995	W	12,617

Notes:

(1)	Represents income per segment before income taxes.

(2)	Represents net interest income plus noninterest income.

(3)	As we acquired Chohung Bank in August 2003, the segment results for Chohung Bank only reflect the results of operations from the date of our acquisition to December 31, 2003 and is not available on a meaningful comparative basis.

(4)	Before elimination or adjustments.

Shinhan Bank’s Retail Banking
      Shinhan Bank’s retail banking segment products include mortgage and home equity loans and other consumer loans, deposits and other savings products.

	Year Ended December 31,						% Change

	2003		2004		2005		2003/2004	2004/2005

	(In billions of Won)
Income statement data
Net interest income	W	782	W	844	W	959	7.9%	13.6%
Noninterest income		439		557		391	26.9	(29.8)

Total revenues		1,221		1,401		1,350	14.7	(3.6)
Provision for credit losses(1)		(64)		(30)		(11)	(53.1)	(63.3)
Noninterest expense including depreciation and amortization		(597)		(716)		(561)	19.9	(21.6)

Segment results(2)	W	560	W	655	W	778	17.0%	18.8%

Notes:

(1)	Includes provision for guarantees and acceptances. We recorded no such provision in 2003, 2004 and 2005.

(2)	Net income per segment before income taxes.

Comparison of 2005 to 2004
      Our overall segment result increased by 18.8% from W655 billion in 2004 to W778 billion in 2005.
      The 13.6% increase in net interest income from retail banking activities was due primarily to an increase in average lending volume to individuals and households, particularly, mortgage and home equity loans, which more than offset the effects of an increase in average deposits, particularly, certificates of deposits, and the decrease in net interest margin.
      The increase in average lending volume to individuals, mortgage and home equity loans in particular, is due primarily to the continuing trend and preference by commercial banks, including ourselves, to lend to consumers on a secured basis. The increase in average deposits, certificate of deposits in particular, is due primarily to customer demand for short-term deposit products in Korean Won which was partially offset by the decrease in time deposit products that utilize Korean Won and Japanese Yen swaps after such deposits were found to be subject to taxation. We are currently experiencing a dispute with the Korean National Tax Service in respect of these time deposit products as described in “— Overview — Certain Income Tax Expenses and Provision for Other Losses.”
      Noninterest income decreased by 29.8% due primarily to a decrease in transaction volume of derivatives resulting from the decrease in time deposit products that utilize Korean Won and Japanese Yen swaps as described above, which was partially offset by an increase in agency fees and commissions income from increased level of cross-selling bancassurance, investment trust funds and asset management products, which we attribute to our customers’ response to the generally low interest rate environment.
      Provision for credit losses on consumer loans decreased by 63.3% due primarily to improved asset quality despite the increase in Shinhan Bank’s average lending volume.
      Noninterest expense including depreciation and amortization decreased by 21.6% from W716 billion in 2004 to W561 billion in 2005, due primarily to a decrease in costs attributable to time deposit products that utilize Korean Won and Japanese Yen swaps, which we ceased to offer during 2005 following the adverse tax rulings, which more than offset an increase in salaries, wages, employee welfare and benefits paid to Shinhan Bank’s employees.

Comparison of 2004 to 2003
      Our overall segment result increased by 17.0% from W560 billion in 2003 to W655 billion in 2004.
      The 7.9% increase in net interest income from retail banking activities was due primarily to an increase in average lending volume to individuals and households, particularly, mortgage and home equity loans, partially offset by an increase in average deposits, particularly, time deposits.
      The increase in average lending volume to individuals, mortgage and home equity loans in particular, is due primarily to the trend and preference by commercial banks, including ourselves, to lend to consumers on a secured basis. The increase in average deposits, time deposits in particular, is due primarily to customer demand for stable time deposit products in Korean Won and the increase in time deposit products that utilize Korean Won and Japanese Yen swaps, the return on which deposit were initially deemed to be tax-free. We are currently experiencing a dispute with the Korean National Tax Service in respect of these time deposit products as described in “— Overview — Certain Income Tax Expenses and Provision for Other Losses.”
      Noninterest income increased by 26.9% due primarily to an increase in gross gains from derivatives transactions and an increase in gains from foreign currency transactions, each as a result of increase in transaction volume, partially offset by a decrease in agency fees and commissions income from cross-selling products of our other subsidiaries through Shinhan Bank’s retail banking branch network. Agency fees decreased due primarily to a decrease in agency fees from credit card operations, which was substantially offset by increases in agency fees from cross-selling bancassurance products and beneficiary certificates.
      Provision for credit losses on consumer loans decreased by 53.1% due primarily to improved asset quality despite the increase in Shinhan Bank’s average lending volume.
      Noninterest expense including depreciation and amortization increased by 19.9% from W597 billion in 2003 to W716 billion in 2004, due primarily to an increase in gross losses from derivatives transactions, resulting from higher transaction volume and increased employee welfare and benefits paid to Shinhan Bank’s employees, which more than offset a decrease in fees for perfecting security interests and related legal and administrative expenses.

Shinhan Bank’s Corporate Banking
      Shinhan Bank’s large corporate banking segment handles its transactions with all of its corporate customers, including small- and medium-sized enterprises, chaebols and public enterprises. Activities within the segment include loans, overdrafts and other credit facilities, gathering deposits and investment banking activities.

	Year Ended December 31,						% Change

	2003		2004		2005		2003/2004	2004/2005

	(In billions of Won)
Income statement data
Net interest income	W	434	W	530	W	579	22.1%	9.2%
Noninterest income		315		476		397	51.1	(16.6)

Total revenues		749		1,006		976	34.3	(3.0)
Provision for credit losses(1)		(273)		(66)		(12)	(75.8)	(81.8)
Noninterest expense including depreciation and amortization		(264)		(390)		(263)	47.7	(32.6)

Segment results(2)	W	212	W	550	W	701	159.4%	27.5%

Notes:

(1)	Includes provision for guarantees and acceptances. We recorded no such provision in 2003, 2004 and 2005.

(2)	Net income per segment before income taxes.

Comparison of 2005 to 2004
      Our overall segment result increased by 27.5% from W550 billion in 2004 to W701 billion in 2005, due primarily to a W127 billion decrease in noninterest expense including depreciation and amortization and a W54 billion decrease in provision for credit losses during the period under review.
      Net interest income increased by 9.2% due primarily to an increase in average volume of lending to small- and medium-sized enterprises, which results primarily from the continued growth in the small- and medium-sized lending market, together with Shinhan Bank’s continued efforts to focus its marketing on this customer sector to achieve growth, which more than offset the effects of increased funding cost resulting from an increase in average balance of certificates of deposits.
      Noninterest income decreased by 16.6% due primarily to a decrease in gross gains from derivatives transactions resulting from a volume increase in derivatives transactions, which more than offset an increase in fees and commissions from Shinhan Bank’s investment banking activities, including asset-backed securitization, and gains on investment securities, including gains from sale of investment securities, dividends and valuation gains using the equity method of accounting.
      Provision for credit losses on corporate loans decreased by 81.8% due primarily to improved asset quality despite the increase in Shinhan Bank’s average lending volume.
      Noninterest expense including depreciation and amortization decreased by 32.6% due primarily to a decrease in gross losses from derivatives transactions, resulting from a volume increase in derivatives transactions.

Comparison of 2004 to 2003
      Our overall segment result increased by 159.4% from W212 billion in 2003 to W550 billion in 2004, due primarily to a W257 billion increase in total revenues and a W207 billion decrease in provision for credit losses during the period under review.
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
      The lower level of provision for credit losses in 2004 is due primarily to resolutions of credit problems experienced by certain large corporate borrowers, including SK Networks and LG Card.
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

	Year Ended December 31,						% Change

	2003		2004		2005		2003/2004	2004/2005

	(In billions of Won)
Income statement data
Net interest income (expense)	W	65	W	4	W	(272)	(93.8)%	N/M
Noninterest income		839		1,288		2,017	53.5	56.6%

Total revenues		904		1,292		1,745	42.9	35.1
Provision for credit losses		11		(8)		—	N/M	N/M
Noninterest expense including depreciation and amortization		(853)		(1,202)		(1,812)	40.9	50.7

Segment results(1)	W	62	W	82	W	(67)	32.3%	N/M

N/ M = not meaningful
Note:

(1)	Net income per segment before income taxes.

Comparison of 2005 to 2004
      Our overall segment result recorded a loss of W67 billion in 2005 as compared to a gain of W82 billion in 2004.
      We recorded net interest expense of W272 billion in 2005 as compared to net interest income of W4 billion in 2004, due primarily to a decrease in interest and dividend income from securities resulting from the low average market interest rates and a decrease in interest income from foreign currency-denominated loans following the appreciation of the Korean Won against foreign currencies.
      Noninterest income increased by 56.6% from W1,288 billion in 2004 to W2,017 billion in 2005 due primarily to an increase in gains from increased volume of derivatives transactions, principally foreign exchange hedging and advisory services, as well as an increase in gains from foreign currency transactions resulting from the appreciation of the Korean Won against foreign currencies.
      In 2005, Shinhan Bank did not record any provision for credit losses in this segment as compared to provisions for loan losses of W8 billion in 2004 since no event occurred during 2005 that required Shinhan Bank to adjust provision for credit losses in this segment.
      Noninterest expense including depreciation and amortization increased by 50.7% due primarily to an increase in derivative liabilities resulting from an increase in volume of back-to-back transactions to cover risk exposures that arose in connection with Shinhan Bank’s transactions with customers and an increase in losses from foreign currency transactions with customers.

Comparison of 2004 to 2003
      Our overall segment result increased by 32.3% from W62 billion in 2003 to W82 billion in 2004.
      Net interest income decreased by 93.8% due primarily to a decrease in the volume of investment portfolio.
      Noninterest income increased by 53.5% from W839 billion in 2003 to W1,288 billion in 2004 due primarily to an increase in gains from increased volume of Shinhan Bank’s derivatives transactions with customers as well as an increase in gains from foreign currency transactions with customers.

      In 2004, Shinhan Bank recorded provision for credit losses in this segment of W8 billion in 2004 as compared to a reversal of provisions for loan losses of W11 billion in 2003. The provision for credit losses in 2004 resulted from Shinhan Bank’s converting its credit exposure to LG Card to equity in connection with the rescue plan for LG Card. The reversal of provision for credit losses in 2003 was necessary to make adjustments in the contra-account to reflect increased provisioning in Shinhan Bank’s overseas branches.
      Noninterest expense including depreciation and amortization increased by 40.9% due primarily to an increase in derivative liabilities resulting from an increase in volume of back-to-back transactions to cover risk exposures that arose in connection with Shinhan Bank’s transactions with customers, an increase in losses from foreign currency transactions with customers and, to a lesser extent, valuation losses from Shinhan Bank’s equity investment in Shinhan Finance Limited, which was partially offset by decreases in impairment losses from securities and losses from dispositions of securities.

Shinhan Bank’s Other Banking Services
      The revenue-generating activities in this segment consist primarily of Shinhan Bank’s trust account management services and any gains and losses from our overseas branches. This segment also reflects the expenses and provision for credit losses of Shinhan Bank that are not, as a matter of management policy, allocated to either retail banking or corporate banking.
      For management reporting purposes, each of the retail banking and corporate banking segments computes and reflects provision for credit losses that are discounted based on average balances of loans to show a meaningful comparison of performance within and vis-à-vis other activities. This has the effect of understating the provision for credit losses that are reflected in our segment reporting as compared to the bankwide provision for credit losses reflected in Shinhan Bank’s financial statements. The excess provision for credit losses arising from the difference in computations are not allocated to retail banking or corporate banking but are reflected in this segment. As a result, segment results will generally be in the negative. In 2003, 2004 and 2005, those excess provision for credit losses that were not allocated to either retail banking or corporate banking amounted to W86 billion, W124 billion and W166 billion, respectively. In addition, in 2005, Shinhan Bank raised W99 billion of other provisions as a result of our new policy to establish allowance for losses on unused portions of lines of credits extended to its customers in accordance with guidelines announced by the Financial Supervisory Service.
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

	Year Ended December 31,						% Change

	2003		2004		2005		2003/2004	2004/2005

	(In billions of Won)
Income statement data
Net interest income	W	212	W	182	W	151	(14.2)%	(17.0)%
Noninterest income		127		287		94	126.0	(67.2)

Total revenues		339		469		245	38.3	(47.8)
Provision for credit losses(1)		(109)		(98)		(150)	(10.1)	53.1
Noninterest expense including depreciation and amortization		(378)		(458)		(441)	21.2	(3.7)

Segment results(2)	W	(148)	W	(87)	W	(346)	(41.2)%	297.7%

Notes:

(1)	Includes provision for guarantees and acceptances of W(0.3) billion, W(1.0) billion and W21.0 billion in 2003, 2004 and 2005, respectively.

(2)	Net income per segment before income taxes.

Comparison of 2005 to 2004
      Our overall segment result increased from a loss of W87 billion in 2004 to a loss of W346 billion in 2005, showing a 297.7% increase, primarily as a result of a 67.2% decrease in noninterest income combined with a 53.1% increase in provision for credit losses.
      Net interest income decreased by 17.0% due primarily to a decrease in recoveries of interest on non-performing loans by Shinhan Bank’s division in charge of collection on such non-performing loans, which in turn resulted from a decrease in volume of non-performing loans following improvement in overall asset quality of Shinhan Bank’s loan portfolio, and, to a lesser extent, a decrease in net interest income from Shinhan Bank’s overseas subsidiaries, reflecting the appreciation of the Korean Won against foreign currencies.
      Noninterest income decreased by 67.2% due primarily to the sale by Shinhan Bank of common shares of the holding company in March 2004, resulting in a gain of W228 billion in the prior period, and the effect of eliminating certain double-counting between segments of investment banking and derivatives transactions.
      Provision for credit losses increased by 53.1% due to additional provisioning on mortgage and home equity loans required by the Financial Supervisory Service and the increased provisioning on unused portions of credit lines to customers during 2005, all of which provisions were allocated to this business segments, despite improved asset quality of Shinhan Bank’s overall loan portfolio.
      Noninterest expense including depreciation and amortization decreased by 3.7% due primarily to the incurrence of W95 billion of expenses relating to the change in Shinhan Bank’s employee retirement in 2004, which was substantially offset by the increases in salaries and wages to Shinhan Bank’s employees and donations and contributions in 2005.

Comparison of 2004 to 2003
      Our overall segment result improved from a loss of W148 billion in 2003 to a loss of W87 billion in 2004, showing a 41.2% decrease, primarily as a result of a 126.0% increase in noninterest income combined with a 10.1% decrease in provision for credit losses.
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
      Provision for credit losses decreased by 10.1% due to a lower amount of allocation of provisions to Shinhan Bank’s other business segments based on average balance calculation and decreased provisioning at Shinhan Bank’s overseas branches in 2004 resulting from improved asset quality of exposures to SK Networks.
      Noninterest expense including depreciation and amortization increased by 21.2% due primarily to the incurrence of W95 billion of expenses relating to the change in Shinhan Bank’s employee retirement plan.

Chohung Bank’s Retail Banking
      Chohung Bank’s retail banking segment products include mortgage and home equity loans and other consumer loans, deposits and other savings products.

	From		Year Ended
	September 1		December 31,				% Change
	to December 31,
	2003		2004		2005		2003/2004	2004/2005

	(In billions of Won)
Income statement data
Net interest income	W	418	W	1,107	W	1,081	164.8%	(2.3)%
Noninterest income		95		288		304	203.2	5.6

Total revenues		513		1,395		1,385	171.9	(0.7)
Provision for credit losses		(150)		(466)		(246)	210.7	(47.2)
Noninterest expense including depreciation and amortization		(333)		(797)		(832)	139.3	4.4

Segment results(1)	W	30	W	132	W	307	340.0%	132.6%

Note:

(1)	Net income per segment before income taxes.

Comparison of 2005 to 2004
      Our overall segment result increased by 132.6% from W132 billion in 2004 to W307 billion in 2005.
      The 2.3% decrease in net interest income from retail banking activities was due primarily to the effects of an increase in average deposits and the decrease in net interest margin which more than offset an increase in average lending volume.
      The increase in average deposits is due primarily to customer demand for short-term deposit products in Korean Won. We attribute the decrease in net interest margin to the low market interest environment. The increase in average lending volume to individuals, mortgage and home equity loans in particular, is due primarily to the continuing trend and preference by commercial banks, including ourselves, to lend to consumers on a secured basis.
      Noninterest income increased by 5.6% due primarily to an increase in agency fees and commissions income from increased level of cross-selling bancassurance, investment trust funds and asset management products, which we attribute to our customers’ response to the generally low interest rate environment.
      Provision for credit losses on consumer loans decreased by 47.2% due primarily to improved asset quality despite the increase in Chohung Bank’s average lending volume.
      Noninterest expense including depreciation and amortization increased by 4.4% from W797 billion in 2004 to W832 billion in 2005, due primarily to an increase in salaries, wages, employee welfare and benefits paid to Chohung Bank’s employees and payments of consulting fees in connection branch network reconfiguration in anticipation of Chohung Bank’s merger with Shinhan Bank in 2006.

Comparison of 2004 to 2003
      Since we acquired Chohung Bank in August 2003, the segment results relating to Chohung Bank’s business for the year ended December 31, 2003 only exist from September 1, 2003 to December 31, 2003 while Chohung Bank’s segment results for the year ended December 31, 2004 reflects the segment results and other income statement information for this segment for the full year ended December 31, 2004. As a result, the comparison of the two periods is not available on a comparable basis and thus is not meaningful.

Chohung Bank’s Corporate Banking
      Chohung Bank’s large corporate banking segment handles its transactions with all of its corporate customers, including small- and medium-sized enterprises, chaebols and public enterprises. Activities within the segment include loans, overdrafts and other credit facilities, gathering deposits and investment banking activities.

	From		Year Ended
	September 1 to		December 31,				% Change
	December 31,
	2003		2004		2005		2003/2004	2004/2005

	(In billions of Won)
Income statement data
Net interest income	W	62	W	258	W	294	316.1%	14.0%
Noninterest income		71		75		113	5.6	50.7

Total revenues		133		333		407	150.4	22.2
Provision for credit losses(1)		(145)		12		(111)	N/M	N/M
Noninterest expense including depreciation and amortization		(46)		(160)		(201)	247.8	25.6

Segment results(2)	W	(58)	W	185	W	95	419.0%	(48.6)%

Notes:

(1)	Includes provision for guarantees and acceptances of W(35) billion in 2003, W(22) billion in 2004 and W(49) billion in 2005.

(2)	Net income per segment before income taxes.

Comparison of 2005 to 2004
      Our overall segment result decreased by 48.6% from W185 billion in 2004 to W95 billion in 2005, due primarily to a W111 billion decrease in provision for credit losses recorded in 2005 as compared to a reversal of W12 billion in 2004 and a W41 billion increase in noninterest expense including depreciation and amortization, which more than offset a W74 billion increase in total revenues.
      Net interest income increased by 14.0% due primarily to an increase in average volume of lending to small- and medium-sized enterprises, which results primarily from the continued growth in the small- and medium-sized lending market, together with Chohung Bank’s continued efforts to focus its marketing on this customer sector to achieve growth.
      Noninterest income increased by 50.7% due primarily to an increase in fees and commissions from export and import-related trade financing that Chohung Bank focused on during 2005 and increased fees and commissions from transactions, such as foreign exchange transactions and discounting of commercial paper.
      We recorded W111 billion in provisions for credit losses in 2005 as compared to W12 billion reversal of provisions for credit losses in 2004, due primarily to the new regulation introduced by the Financial Supervisory Service which required our banking subsidiaries to establish allowance for losses on unconfirmed guarantees & acceptances and commitments.
      Noninterest expense including depreciation and amortization increased by 25.6% due primarily to an increase in salaries, wages, employee welfare and benefits paid to Chohung Bank’s employees.

Comparison of 2004 to 2003
      Since we acquired Chohung Bank in August 2003, the segment results relating to Chohung Bank’s business for the year ended December 31, 2003 only exist from September 1, 2003 to December 31, 2003 while Chohung Bank’s segment results for the year ended December 31, 2004 reflects the segment results and other income statement information for this segment for the full year ended December 31, 2004. As a result, the comparison of the two periods is not available on a comparable basis and thus is not meaningful.

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

		From
		September 1 to	Year Ended December 31,				% Change
		December 31,
		2003	2004		2005		2003/2004	2004/2005

	(In billions of Won)
Net interest income (expense)	W	(26)	W	(1)	W	45	(96.2)%	N/M
Noninterest income		234		2,612		3,334	N/M	27.6%

Total revenues		208		2,611		3,379	N/M	29.5
Provision for credit losses		—		13		40	N/M	207.7
Noninterest expense including depreciation and amortization		(261)		(2,629)		(3,445)	N/M	31.0

Segment results(1)	W	(53)	W	(5)	W	(26)	(90.6)%	N/M

N/ M = not meaningful
Note:

(1)	Net income per segment before income taxes.

Comparison of 2005 to 2004
      Our overall segment result deteriorated significantly from a loss of W5 billion in 2004 to a loss of W26 billion in 2005.
      We recorded net interest income of W45 billion in 2004 as compared to net interest expense of W1 billion in 2005, due primarily to an increase in interest income from foreign currency-denominated loans as the average interest rates on such loans increased by 52 basis points from 2.96% to 3.48%, together with a decrease in interest expenses on Won-denominated borrowings resulting from a decrease in the average balance of such borrowings.
      Noninterest income increased by 27.6% from W2,612 billion in 2004 to W3,334 billion in 2005, due primarily to gains from sale of available-for-sale securities, gains on foreign exchange transactions and net gains on derivative trading resulting from an increased volume of derivatives transactions, principally foreign exchange hedging and advisory services, as well as an increase in gains from foreign currency transactions resulting from the appreciation of the Korean Won against foreign currencies.
      We recorded reversal of provision for credit losses in the amount of W40 billion in 2005, a 207.7% increase from a reversal of provision for credit losses in the amount of W13 billion in 2004 due primarily to the improvement in our asset quality, in particular the quality of our foreign currency-denominated loans.
      Noninterest expense including depreciation and amortization increased by 31.0% due primarily to losses recorded on sales of trading securities in 2005.

Comparison of 2004 to 2003
      Since we acquired Chohung Bank in August 2003, the segment results relating to Chohung Bank’s business for the year ended December 31, 2003 only exist from September 1, 2003 to December 31, 2003 while Chohung Bank’s segment results for the year ended December 31, 2004 reflects the segment results and other income statement information for this segment for the full year ended December 31, 2004. As a result, the comparison of the two periods is not available on a comparable basis and thus is not meaningful.

Chohung Bank’s Credit Card
      Chohung Bank’s segment handles credit card activities primarily managed by BC Card, Chohung Bank’s credit card business.

	From		Year Ended
	September 1 to		December 31,				% Change
	December 31,
	2003		2004		2005		2003/2004	2004/2005

	(In billions of Won)
Income statement data
Net interest income	W	237	W	588	W	599	148.1%	1.9%
Noninterest income		—		2		100	N/M	N/M

Total revenues		237		590		699	148.9	18.5
Provision for credit losses		(199)		(673)		(392)	238.2	(41.7)
Noninterest expense including depreciation and amortization		(127)		(237)		(157)	86.6	(33.8)

Segment results(1)	W	(89)	W	(320)	W	150	259.6%	N/M

Note:

(1)	Net income per segment before income taxes.

Comparison of 2005 to 2004
      Our overall segment result improved from a loss of W320 billion in 2004 to a gain of W150 billion in 2005.
      Net interest income increased by 1.9% due primarily to a decreased level of delinquencies on Chohung Bank’s credit card assets.
      Noninterest income increased from W2 billion in 2004 to W100 billion in 2005 due primarily to gains from sale of written-off credit card receivables in 2005 amounting to W93 billion.
      Provision for credit losses decreased by 41.8% as a result of continued improvement in the asset quality of Chohung Bank’s credit card assets.
      Noninterest expense including depreciation and amortization decreased by 33.8% due primarily to a decrease in losses from sale of credit card loans corresponding to a decrease in volume of sale of such loans in 2005 as compared to 2004.

Comparison of 2004 to 2003
      Since we acquired Chohung Bank in August 2003, the segment results relating to Chohung Bank’s business for the year ended December 31, 2003 only exist from September 1, 2003 to December 31, 2003 while Chohung Bank’s segment results for the year ended December 31, 2004 reflects the segment results and other income statement information for this segment for the full year ended December 31, 2004. As a result, the comparison of the two periods is not available on a comparable basis and thus is not meaningful.

Chohung Bank’s Other Banking Services
      The revenue-generating activities in this segment consist primarily of Chohung Bank’s merchant banking business and trust account management services. Chohung Bank’s merchant banking segment products include short-term financing for both deposit and lending sides, including cash management accounts, factoring financing and bill discounting, leasing, investment banking activities, mergers and acquisitions advice, and project financing services. This segment also reflects the expenses incurred by Chohung Bank’s support and management functions performed at the headquarters level, including Chohung Bank’s risk management and information technology systems.

		From	Year Ended
		September 1 to	December 31,				% Change
		December 31,
		2003	2004		2005		2003/2004	2004/2005

	(In billions of Won)
Income statement data
Net interest income (expense)	W	(10)	W	138	W	53	N/M	(61.6)%
Noninterest income		7		360		521	N/M	44.8

Total revenues		(3)		498		574	N/M	15.1
Provision for credit losses		—		83		73	N/M	(12.0)
Noninterest expense including depreciation and amortization		(47)		(306)		(478)	N/M	56.2

Segment results(1)	W	(50)	W	275	W	169	N/M	(38.9)%

Note:

(1)	Net income per segment before income taxes.

Comparison of 2005 to 2004
      Our overall segment result decreased by 38.9% from a gain of W275 billion in 2004 to a gain of W169 billion in 2005.
      The 61.6% decrease in net interest income was due primarily to decreases in average interest rates and average volume of loans to large corporate customers reflected in Chohung Bank’s merchant banking accounts.
      The 44.8% increase in noninterest income was due primarily to an increase in upfront fees for arranging loans as a result of the increased number of loan transactions of such loans and increased fees and commissions from trust-related products.
      Noninterest expense including depreciation and amortization increased by 56.2%, due primarily to an increase in general and administrative expenses principally related to severance benefits for a special program for voluntary retirements.

Comparison of 2004 to 2003
      Since we acquired Chohung Bank in August 2003, the segment results relating to Chohung Bank’s business for the year ended December 31, 2003 only exist from September 1, 2003 to December 31, 2003 while Chohung Bank’s segment results for the year ended December 31, 2004 reflects the segment results and other income statement information for this segment for the full year ended December 31, 2004. As a result, the comparison of the two periods is not available on a comparable basis and thus is not meaningful.

Securities Brokerage Services
      Securities brokerage services segment primarily reflects securities brokerage and dealing services on behalf of customers, which is conducted by Good Morning Shinhan Securities, our principal securities brokerage subsidiary.

	Year Ended December 31,						% Change

	2003		2004		2005		2003/2004	2004/2005

	(In billions of Won)
Income statement data
Net interest income	W	34	W	54	W	63	58.8%	16.7%
Noninterest income		622		643		817	3.4	27.1

Total revenues		656		697		880	6.3	26.3
Provision for credit losses		—		5		4	N/M	(20.0)
Noninterest expense including depreciation and amortization		(587)		(658)		(763)	12.1	16.0

Segment results(1)	W	69	W	44	W	121	(36.2)%	175.0%

Note:

(1)	Net income per segment before income taxes.

Comparison of 2005 to 2004
      Our overall segment result increased by 175.0% from a gain of W44 billion in 2004 to a gain of W121 billion in 2005.
      The 16.7% increase in net interest income was due primarily to a significant increase in the balance of interest-accruing accounts receivables arising from trading of securities.
      The 27.1% increase in noninterest income was due primarily to an increase in brokerage fees resulting from an increased sales of equity-linked securities and short-term marketable securities and brokerage of marketable securities underlying investment trust company products.
      Noninterest expense including depreciation and amortization increased 16.1%, due primarily to an increase in losses on derivatives transactions.

Comparison of 2004 to 2003
      Our overall segment result decreased by 36.2% from a gain of W69 billion in 2003 to a gain of W44 billion in 2004.
      The 58.8% increase in net interest income was due primarily to interest income from equity-linked securities that Good Morning Shinhan Securities acquired to hedge its position against the equity-linked securities sold to its customers.
      The 3.4% increase in noninterest income was due primarily to an increase in brokerage fees resulting from increased sales of equity-linked securities and short-term marketable securities.
      Noninterest expense including depreciation and amortization increased 12.1%, due primarily to an increase in losses from sales of short-term marketable securities.

Credit Card Services of Shinhan Card
      Credit Card Services segment handles credit card activities primarily managed by Shinhan Card, our wholly-owned subsidiary.

	Year Ended December 31,						% Change

	2003		2004		2005		2003/2004	2004/2005

	(In billions of Won)
Income statement data
Net interest income	W	322	W	348	W	356	8.1%	2.3%
Noninterest income		—		—		2	N/M	N/M

Total revenues		322		348		358	8.1	2.9
Provision for credit losses		(236)		(176)		(86)	(25.4)	(51.1)
Noninterest expense including depreciation and amortization		(176)		(166)		(213)	(5.7)	28.3

Segment results(1)	W	(90)	W	6	W	59	N/M	N/M

N/ M = not meaningful
Note:

(1)	Net income per segment before income taxes.

Comparison of 2005 to 2004
      Our overall segment result increased significantly from W6 billion in 2004 to W59 billion in 2005.
      The 2.3% increase in net interest income was due primarily to an increase in fees received on credit card transactions, including fees from participating merchants, which more than offset the decrease in interest income from credit card loans or cash advances.
      Provision for credit losses decreased by 51.1%, in 2005 as a result of continued improvement in the asset quality of Shinhan Card’s credit card assets.
      Noninterest expense including depreciation and amortization increased by 28.3% due primarily to an increase in fees paid on credit card transactions and an increase in general and administrative expenses.

Comparison of 2004 to 2003
      Our overall segment result improved from a loss of W90 billion in 2003 to a gain of W6 billion in 2004.
      The 8.1% increase in net interest income was due primarily to a reduction in funding costs corresponding to a decrease in average market interest rates and a decrease in interest expense as a result of reduced borrowings corresponding to reduced credit card assets.
      Provision for credit losses decreased by 25.4% in 2004 as a result of improvement in the asset quality of Shinhan Card’s credit card assets.
      Noninterest expense including depreciation and amortization decreased by 5.7% due primarily to impairment losses recorded from asset securitization transactions in 2003 and a reduction in fees for handling credit cards that Shinhan Card pays to our other distribution channels, primarily Shinhan Bank.

Other
      Other segment primarily reflects all other activities of our subsidiaries, including the results of operations of Jeju Bank, Shinhan Capital, SH&C Life Insurance, Shinhan Credit Information and Shinhan Macquarie Financial Advisory and back-office functions maintained at the holding company as well as the addition of Shinhan Life Insurance in 2005.

	Year Ended December 31,						% Change

	2003		2004		2005		2003/2004	2004/2005

	(In billions of Won)
Income statement data
Net interest income	W	198	W	155	W	174	(21.7)%	12.3%
Noninterest income		107		200		446	86.9	123.0

Total revenues		305		355		620	16.4	74.6
Provision for credit losses		9		(33)		(22)	N/M	(33.3)
Noninterest expense including depreciation and amortization		(278)		(312)		(559)	12.2	79.2

Segment results(1)	W	36	W	10	W	39	(72.2)%	290.0%

N/ M = not meaningful.
Note:

(1)	Net income per segment before income taxes.

Comparison of 2005 to 2004
      Our overall segment result increased by 290.0% from W10 billion in 2004 to W39 billion in 2005, due primarily to the consolidation of Shinhan Life Insurance in our results of operations following our acquisition of 100% equity ownership in Shinhan Life Insurance.
      Net interest income increased by 12.3% from W155 billion in 2004 to W174 billion in 2005, due primarily to a W16 billion increase in interest income from factoring of receivables at Shinhan Capital and a W14 billion increase in interest income of Shinhan Life, which more than offset a decrease in interest income resulting from a reduced level of lending by our holding company to our non-bank subsidiaries such as Shinhan Card and Shinhan Capital.
      Noninterest income increased by 123.0% from W200 billion in 2004 to W446 billion in 2005 due primarily to the effects of including Shinhan Life Insurance into consolidation during 2005, which resulted in the insurance premiums received from customers by Shinhan Life Insurance being recorded as noninterest income in 2005.
      Provision for credit losses decreased by 33.3% from W33 billion in 2004 to W22 billion in 2005 due primarily to improvements in asset quality experienced at Jeju Bank and Shinhan Capital.
      Noninterest expense including depreciation and amortization increased by 79.2% from W312 billion in 2004 to W559 billion in 2005 due primarily to the effects of including Shinhan Life Insurance into consolidation during 2005, which resulted in the insurance proceeds paid out to customers by Shinhan Life Insurance and the reserves established in connection with Shinhan Life’s insurance policies being recorded as noninterest expense in 2005.

Comparison of 2004 to 2003
      Our overall segment result decreased from W36 billion in 2003 to W10 billion in 2004, due primarily to a decrease in net interest income and an increase in noninterest expense of the holding company.
      Net interest income decreased from W198 billion in 2003 to W155 billion in 2004, due primarily to an increase in interest expense as a result of increased average balance of securities issued by our holding company to finance non-bank subsidiaries such as Shinhan Card and Shinhan Capital and a decrease in interest income from income Jeju Bank as a result of reduced credit card assets.

      Noninterest income increased significantly due primarily to an increase in gross gains from foreign currency translation recorded at Shinhan Capital and the effects of including two additional subsidiaries, which were Shinhan Macquarie Financial Advisory and Shinhan Credit Information, into consolidation during 2004.
      We recorded provision for credit losses of W33 billion in 2004 due primarily to an increase in provision for credit losses with respect to finance leases of Shinhan Capital.
      Noninterest expense including depreciation and amortization increased 9.4% due primarily to an increase in gross losses from foreign currency translation recorded at Shinhan Capital and the effects of including two additional subsidiaries, which were Shinhan Macquarie Financial Advisory and Shinhan Credit Information, into consolidation during 2004.
Financial Condition

Assets
      The following table sets forth, as of the dates indicated, the principal components of our assets.

	As of December 31,						% Change

	2003		2004		2005		2003/2004	2004/2005

	(In billions of Won, except percentages)
Cash and cash equivalents	W	1,897	W	2,444	W	2,434	28.8%	(0.4)%
Restricted cash		3,662		3,301		3,644	(9.9)	10.4
Interest-bearing deposits		409		220		627	(46.2)	185.0
Call loans and securities purchased under resale agreements		1,898		1,591		1,499	(16.2)	(5.8)
Trading assets:
Trading securities		2,857		4,639		3,573	62.4	(23.0)
Derivative assets		520		1,678		934	222.7	(44.3)
Securities:
Available-for-sale securities		18,099		18,108		22,480	0.1	24.1
Held-to-maturity securities		3,605		3,099		2,963	(14.0)	(4.4)
Loans:
Corporate		54,086		54,622		57,891	1.0	6.0
Consumer		41,209		42,458		47,957	3.0	12.9

Total loans, gross		95,295		97,080		105,848	1.9	9.0
Deferred origination costs		127		99		110	(22.0)	11.1
Less allowance for loan losses		3,631		2,311		1,511	(36.4)	(34.6)

Total loans, net		91,791		94,868		104,447	3.4	10.1

Customers’ liability on acceptances		2,365		2,012		1,879	(14.9)	(6.6)
Premises and equipment, net		2,003		1,848		1,876	(7.7)	1.5
Goodwill and intangible assets		1,676		1,660		2,957	(1.0)	78.1
Security deposits		966		968		1,078	0.2	11.4
Other assets		4,601		7,072		4,724	53.7	(33.2)

Total assets	W	136,349	W	143,508	W	155,115	5.3%	8.1%

2005 Compared to 2004
      Our assets increased by 8.1% from W143,508 billion as of December 31, 2004 to W155,115 billion as of December 31, 2005 principally due to increases in loans and available-for-sale securities. Our loans increased 10.1%, on a net basis, from W94,868 billion as of December 31, 2004 to W104,447 billion as of December 31, 2005. This increase was due largely to an increase in mortgage and home equity loans and other consumer loans. Mortgage and home equity loans increased by 16.5% from W22,180 billion as of December 31, 2004 to W25,840 billion as of December 31, 2005, mainly due to increased demand for such loans. Other consumer loans increased 15.0% from W15,546 billion as of December 31, 2004 to W17,875 billion as of December 31, 2005, mainly due to the inclusion of consumer loans in connection with our acquisition of Shinhan Life Insurance in 2005 and an increase in unsecured loans related to housing construction.

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
      For further information on our assets, see “Item 4. Information on the Company — Description of Assets and Liabilities”.

Liabilities and Stockholders’ Equity
      The following table sets forth, as of the dates indicated, the principal components of our liabilities. -

	As of December 31,						% Change

	2003		2004		2005		2003/2004	2004/2005

	(In billions of Won, except percentages)
Deposits:
Interest bearing	W	82,161	W	79,934	W	83,278	(2.7)%	4.2%
Noninterest bearing		1,328		2,746		3,143	106.8	14.5
Trading liabilities		513		1,758		1,048	242.7	(40.4)
Acceptances outstanding		2,365		2,012		1,879	(14.9)	(6.7)
Short-term borrowings		11,204		10,954		11,968	(2.2)	9.3
Secured borrowings		6,316		6,308		7,502	(0.1)	18.9
Long-term debt		21,218		23,617		26,172	11.3	10.8
Future policy benefit		—		—		4,778	—	N/M
Accrued expenses and other liabilities		6,555		9,713		7,089	48.2	(27.0)

Total liabilities		131,660		137,042		146,857	4.1	7.2

Minority interest		583		66		80	(88.7)	21.2
Redeemable convertible preferred stock		711		736		368	3.5	(50.0)
Stockholders’ equity		3,395		5,664		7,810	66.8	37.9

Total liabilities, minority interest and stockholders’ equity	W	136,349	W	143,508	W	155,115	5.3%	8.1%

N/ M = not meaningful.

2005 Compared to 2004
      Our total liabilities increased by 7.2% from W137,042 billion as of December 31, 2004 to W146,857 billion as of December 31, 2005. This increase reflects an increase in interest-bearing deposits and long-term debt.
      Our interest-bearing deposits increased by 4.2% from W79,934 billion as of December 31, 2004 to W83,278 billion as of December 31, 2005 due primarily to an increased volume of certificates of deposit and court deposit.
      Our long-term debt increased by 10.8% from W23,617 billion as of December 31, 2004 to W26,172 billion as of December 31, 2005 due primarily to increased funding through issuance of financial debentures.
      Our stockholders’ equity increased 37.9% from W5,664 billion as of December 31, 2004 to W7,810 billion as of December 31, 2005.

2004 Compared to 2003
      Our total liabilities increased 4.1% from W131,660 billion as of December 31, 2003 to W137,042 billion as of December 31, 2004. This increase reflects an increase in trading liabilities and long-term debt.
      Our trading liabilities increased 242.7% from W513 billion as of December 31, 2003 to W1,758 billion as of December 31, 2004 due primarily to increased volume of derivatives transactions.
      Our long-term debt increased by W2,399 billion from W21,218 billion as of December 31, 2003 to W23,617 billion as of December 31, 2004 due primarily to increased funding through issuance of financial debentures.
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

      The following table sets forth our capital resources as of December 31, 2005.

	As of
	December 31, 2005

	(In billions of
	Won)
Deposits	W	86,421
Long-term debt(1)		26,172
Call money		994
Borrowings from the Bank of Korea		1,668
Other short-term borrowings		9,306
Asset securitizations		7,502
Redeemable convertible preferred stock		368
Stockholders’ equity		7,810

Total	W	140,241

Note:

(1)	Long-term debt includes Redeemable Preferred Stock.
      Due to our history as a traditional commercial bank, our primary source of funding has historically been and continues to be customer deposits. Deposits amounted to W82,680 billion and W86,421 billion as of December 31, 2004 and 2005, respectively, which represented approximately 63.6% and 61.6%, respectively, of our total funding as of such dates.
      As we offer competitive interest rates on our deposits, we do not anticipate any material losses in deposit customers to other banks and financial institutions. As of December 31, 2005, approximately 90.7% of our total deposits had current maturities of one year or less or were payable on demand. However, in the past, a substantial portion of such customer deposits has been rolled over upon maturity or otherwise maintained with us, and such short-term deposits have been a stable source of funding over time. For example, of our total deposits outstanding as of December 31, 2005 with remaining maturities of four months or less, 57.01% in the case of Chohung Bank and 54.46% in the case of Shinhan Bank were rolled over or otherwise maintained with us, respectively.
      We may use secondary and other funding sources to complement, or, if necessary, replace funding through customer deposits. As Shinhan Bank (and, prior to the merger, Chohung Bank) maintains the highest debt rating in the fixed-income market in Korea, we believe that Shinhan Bank will be able to obtain replacement funding through the issuance of long-term debt securities. Shinhan Bank’s (and, prior to the merger, Chohung Bank’s) interest rates on long-term debt securities are in general 20 to 30 basis points higher than the interest rates offered on their deposits. However, since long-term debt are not subject to premiums paid for deposit insurance and the Bank of Korea reserves, we estimate that our funding costs on long-term debt securities are on a par with our funding costs on deposits.
      We depend on long-term debt as a significant source of funding, principally in the form of corporate debt securities. Since 1999, we have actively issued and continue to issue long-term debt securities with maturities of over one year in the Korean fixed-income market. Shinhan Bank has maintained the highest credit rating in the domestic fixed-income market since 1999 and our holding company has also maintained the highest credit rating since its inception in 2001. In 2004, Chohung Bank’s domestic credit rating was upgraded to and maintained at the highest credit rating in the domestic fixed-income market following its inclusion into Shinhan Financial Group. In addition, both Shinhan Bank and Chohung Bank may also issue long-term debt securities denominated in foreign currency in the overseas market. As of March 31, 2006, the credit ratings by S&P and Moody’s assigned to Shinhan Bank and Chohung Bank were as follows:

As of March 31,
2006

	S&P	Moody’s

Shinhan Bank	A-	Baa1
Chohung Bank	A-	Baa1
      The cost and availability of unsecured financing are influenced by credit ratings. We expect our domestic credit ratings to remain at the highest level and, accordingly, do not anticipate any material increase in funding cost. Shinhan Bank’s overseas credit ratings have continued to improve since the financial crisis of late 1997 until 2002. During 2003, S&P lowered the debt ratings of Shinhan Bank one notch to BBB following the announcement of our acquisition of Chohung Bank. Chohung Bank’s credit rating, on the other hand, was upgraded to match that of Shinhan Bank to BBB from BBB- in April 2004. In September 2005, S&P upgraded the credit ratings of Shinhan Bank and Chohung Bank to A-. Our holding company did not receive ratings by either of these credit rating agencies since it has not obtained funding from overseas sources to date.
      As of December 31, 2003, 2004 and 2005, our long-term debt amounted to W21,218 billion, W23,617 billion and W26,172 billion, respectively.
      Secondary funding sources include call money, borrowings from The Bank of Korea and other short-term borrowings which amounted to W11,204 billion, W10,954 billion and W11,968 billion as of December 31, 2003, 2004 and 2005, each representing 8.9%, 8.4% and 8.5%, respectively, of our total funding as of such dates.
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
      In limited situations, we may also issue Redeemable Preferred Stock and Redeemable Convertible Preferred Stock (convertible into our common shares). As consideration for our acquisition of Chohung Bank, on August 18, 2003, we issued to the Korea Deposit Insurance Corporation (i) 46,583,961 shares of our Redeemable Preferred Stock, with an aggregate redemption price of W842,517,518,646 and (ii) 44,720,603 shares of our Redeemable Convertible Preferred Stock, with an aggregate redemption price of W808,816,825,858, which were convertible into shares of our common stock. Of these shares of our Redeemable Convertible Preferred Stock, in November 2005, Korea Deposit Insurance Corporation converted 22,360,302 shares into shares of our common stock, representing 6.22% of our total issued shares (or 5.86% of our total issued common stock on a fully diluted basis). In April 2006, Korea Deposit Insurance Corporation sold to BNP Paribas S.A. and other institutional investors all of our common shares held by it. As of the date hereof, Korea Deposit Insurance Corporation does not hold any share of our common stock but still holds 22,360,301 shares of Redeemable Convertible Preferred Stock, representing 6.22% of the total issued shares (or 5.86% of the total issued shares on a fully diluted basis) of our common stock. Korea Deposit Insurance Corporation is entitled to convert such shares into our common stock beginning in August 2006.
      In addition, in order to partly fund our acquisition of Chohung Bank, in August 2003, we raised W900 billion in cash through the issuance of 6,000,000 shares of Redeemable Preferred Stock, all of which were sold in the domestic fixed-income market through Strider Securitization Specialty Co., Ltd., a special purpose vehicle. We are required to redeem these preferred shares issued to the special purpose vehicle in three installments in 2006, 2008 and 2010. See “Item 4. Information on the Company — The Merger of Shinhan Bank and Chohung Bank — Liquidity and Capital Resources” and “Item 10. Additional Informa-

tion — Articles of Incorporation — Description of Capital Stock — Description of Redeemable Preferred Stock”.
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
      In light of the financial market instability in Korea resulting from the liquidity problems faced by credit card companies during the first quarter of 2003, in April 2003 the Korean government announced temporary measures designed to provide liquidity support to credit card companies. These measures included, among other things:

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
      We generally may not acquire our own shares except in certain limited circumstances including, without limitation, a reduction in capital. However, pursuant to the Securities and Exchange Act and regulations under the Financial Holding Companies Act, we may purchase our own shares on the Stock Market Division of the Korea Exchange or through a tender offer, or retrieve our own shares from a trust company upon termination of a trust agreement subject to the restrictions that (1) the aggregate purchase price of such shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year less the amounts of dividends and reserves for such fiscal year, subtracted by the sum of (a) the purchase price of treasury stock acquired if any treasury stock has been purchased after the end of the preceding fiscal year pursuant to the Commercial Act or the Securities and Exchange Act, (b) the amount subject to a trust contract, and (c) the amount of dividends approved at the ordinary general shareholders’ meeting after the end of the preceding fiscal year and the amount of retained earnings reserve required under the Commercial Act; plus if any treasury stock has been disposed of after the end of the preceding fiscal year, the acquisition cost of such treasury stock, and (2) the purchase of such shares shall meet the requisite ratio under the Financial Holding Companies Act and regulations thereunder. We may purchase our own shares for the purpose of cancellation with profits through the Stock Market Division of the Korea Exchange, or through a tender offer acquire interests in our own shares through agreements with trust companies, subject to the same restrictions on the purchase price as described in this paragraph.
      In July and August 2001, pursuant to these procedures, Shinhan Bank repurchased 32,432,800 shares of common stock of Shinhan Bank and sold 5,935,721 such shares to BNP Paribas in connection with our alliance with BNP Paribas as described under “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions”. We do not use equity derivatives contracts to hedge the risk relating to these repurchases. In addition, pursuant to the Securities and Exchange Act of Korea, in certain limited circumstances, dissenting holders of shares have the right to require us to purchase their shares.
      In connection with our restructuring into a holding company, in August 2001, Shinhan Bank repurchased 3,376,216 shares of its common stock from the dissenting shareholders of Shinhan Bank. These shares were subsequently exchanged for shares of the holding company and Shinhan Bank disposed of such shares in March 2004. No share repurchases were made in 2002.
      In June 2004, we acquired 108,438,628 shares of common stock of Chohung Bank that we previously did not own through a cash tender offer and a small-scale share swap pursuant to Korean laws. In connection with the share swap transaction, we issued 14,682,590 new shares of our common stock to the existing shareholders of Chohung Bank in exchange for the shares of Chohung Bank’s common stock, of which 8,985,567 shares of our common stock were issued to Chohung Bank in exchange for its treasury shares. Chohung Bank acquired these treasury shares from its shareholders who dissented to the share swap at Chohung Bank’s shareholders’ meeting pursuant to the exercise by those dissenting shareholders the right to request Chohung Bank to purchase their shares in accordance with Korean law. Under the Financial Holding Companies Act of Korea, the voting rights relating to the 8,985,567 shares of our common stock currently held by Chohung Bank in treasury are restricted.
      In December 2004, we issued 10,235,121 shares of our common stock issued in exchange for the minority equity interest, consisting of both common and preferred shares, of Good Morning Shinhan Securities through a cash tender offer and a small-scale share swap pursuant to Korean laws, of which 1,444 shares of our common stock was issued to Good Morning Shinhan Securities in exchange for its treasury shares. Good Morning Shinhan Securities acquired these treasury shares from its shareholders who dissented to the share swap at Good Morning Shinhan Securities’ shareholders’ meeting pursuant to the exercise by those dissenting shareholders the right to request Good Morning Shinhan Securities to purchase their shares in accordance with Korean law. Good Morning Shinhan Securities sold in the market the 1,444 shares of our common stock that it held in March 2005.
      In December 2005, in a series of related transactions, we acquired 100% of Shinhan Life Insurance, an insurance company, through a “small scale share exchange” mechanism provided under applicable Korean law, pursuant to which we issued 17,528,000 new shares of our common stock to the shareholders of Shinhan Life Insurance in exchange for all outstanding common stock of Shinhan Life Insurance held by them for an aggregate purchase price of W612 billion, or W15,300 per share. See “— Overview — Financial Impact of Acquisitions — Acquisition of Shinhan Life Insurance”.
      As of December 31, 2005, we had 11,610,197 treasury shares of our common stock, which were held by Chohung Bank, Shinhan Bank and Good Morning Shinhan Securities. Of such treasury shares, 1,708,050 shares were granted to the employees of the newly merged Shinhan Bank in April 2006 and 916,580 shares were sold in the market in June 2006. As of the date hereof, 8,985,567 treasury shares of our common stock are held by Shinhan Bank which must be disposed of by June 2007 in accordance with the Financial Holding Company Act of Korea. Under the Financial Holding Company Act of Korea, the voting rights on our treasury shares are subject to certain restrictions and the treasury shares must be sold within six months of acquisition with certain exceptions.

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

Contractual cash obligations
      The following table sets forth our contractual cash obligations as of December 31, 2005.

	December 31, 2005
	Payments Due by Period

	Up to		Between 1		Between 3		Beyond
	1 Year		and 3 Years		and 5 Years		5 Years		Total

	(In billions of Won)
Long-term debt(1)	W	5,663	W	13,442	W	2,600	W	4,561	W	26,266
Lease obligations		8		—		—		—		8
Secured borrowings		4,182		2,528		792		—		7,502
Provisions for accrued severance indemnities(2)		13		6		8		50		77
Deposits(3)		41,091		6,089		1,606		352		49,138

Total	W	50,957	W	22,065	W	5,006	W	4,963	W	82,991

Notes:

(1)	Long-term debt includes senior debt, subordinated debt and Redeemable Preferred Stock.

(2)	In accordance with our policy and the Korean Labor Standard Law, employees with one year or more of service are entitled, upon termination of employment, to receive a lump sum severance payment based upon the length of their service and the average of the last three months’ wages. We make provisions for accrued severance indemnities based upon the assumption that all employees terminate their employment with us at the same time.

(3)	Deposits include certificate of deposits, other time deposits and mutual installment deposits.

Commitments and Guarantees
      The following table sets forth our commitments and guarantees as of December 31, 2005. These commitments, apart from certain guarantees and acceptances, are not included within our consolidated balance sheet. Guarantees issued after December 31, 2002 are recorded at their fair value at inception, which is amortized over the life of guarantees.

	As of December 31, 2005
	Commitment Expiration by Period

	Up to		Between 1		Beyond
	1 Year		and 5 Years		5 Years		Total

	(In billions of Won)
Commitments to extend credit:
Corporate	W	43,313	W	2,357	W	666	W	46,336
Credit card lines(1)		8,430		7,507		143		16,080
Consumer(2)		5,644		218		1		5,863
Commercial letters of credit(3)		2,759		190		11		2,960
Financial Standby letters of credit		227		29		—		256
Other Financial guarantees		697		168		2		867
Performance letters of credit and guarantees		743		111		141		995
Liquidity facilities to SPEs		522		1,765		199		2,486
Acceptances		1,879		—		—		1,879
Loans sold with recourse		—		—		14		14
Guarantee on trust accounts		315		312		2,462		3,089

Total	W	64,529	W	12,657	W	3,639	W	80,825

Notes:

(1)	Relates to the unused portion of credit card limits that may be cancelled by us after notice to the borrower if we determine that the borrower’s repayment ability is significantly impaired.

(2)	Excludes credit cards.

(3)	These are generally short-term and collateralized by the underlying shipments of goods to which they relate.
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
      Details of our credit commitments and obligations under guarantees are provided in Note 31 in “Item 18. Financial Statements — Notes to the consolidated financial statements of Shinhan Financial Group”.
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
      Details of our off-balance sheet arrangements are provided in Note 31 in “Item 18. Financial Statements — Notes to the consolidated financial statements of Shinhan Financial Group”.
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

      We have included narrative disclosure in the footnotes to more clearly identify where significant accounting policy changes have taken place, which line items would be affected and how the balances would be affected. The areas where such significant changes have occurred are as follows:

•	Trading and investment securities;

•	Deferred taxation;

•	Guarantees and acceptances (including allowances for losses); and

•	Provision for loan loss allowances.

Consolidated Income Statement Data

	Year Ended December 31,

					2003(2)		2004(2)		2005(2)		2005(2)(3)
	2001(1)		2002(2)
					Shinhan		Shinhan		Shinhan		Shinhan
	Shinhan		Shinhan		Financial		Financial		Financial		Financial
	Bank		Bank		Group		Group		Group		Group

	(In billions of Won and millions of US$, except per share data)
Interest income	W	3,607	W	3,646	W	4,996	W	7,016	W	7,885	$7,807
Interest expense		2,542		2,352		2,997		3,986		3,842	3,804

Net interest income		1,065		1,294		1,999		3,030		4,043	4,003
Provision for credit losses		510		193		1,150		1,317		667	661

Net interest income after provision for credit losses		555		1,101		849		1,713		3,376	3,342
Noninterest revenue(4)		1,206		2,284		3,076		7,327		7,626	7,551
Noninterest expenses(5)		1,309		2,446		3,139		7,570		9,226	9,134

Operating income		452		939		786		1,470		1,776	1,759
Non-operating income (loss), net		44		(86)		(155)		(136)		235	233

Net income before income tax Expense		496		853		631		1,334		2,011	1,992
Income tax expenses		149		255		254		213		264	261

Net income before consolidation Adjustment		347		598		377		1,121		1,747	1,731
Minority interest in loss (earnings) of consolidated subsidiaries		—		4		(14)		(71)		(16)	(15)

Net income	W	347	W	602	W	363	W	1,050	W	1,732	$1,716

Per common share data (in currency unit):
Earnings per share-basic	W	1,365	W	2,294	W	1,022	W	3,197	W	4,874	$4.83
Earnings per share-diluted		1,160		—		1,063		2,820		4,591	4.55
Cash dividends per common share		1,000		600		600		750		800	0.79

Notes:

(1)	Represents the consolidated income statement of Shinhan Bank for the periods indicated.

(2)	Represents the consolidated income statement of Shinhan Financial Group for the periods indicated.

(3)	Won amounts are expressed in U.S. dollars at the rate of W1,010.00 per US$1.00, the noon buying rate in effect on December 31, 2005 as quoted by the Federal Reserve Bank of New York in the United States.

(4)	Noninterest revenue includes fees & commissions income, dividends on securities, gains on security valuations and disposals, gains on foreign currency transaction and gains from derivative transactions.

(5)	Noninterest expense is composed of fees & commissions paid or payable, general and administrative expenses, losses on securities valuations and disposals, losses on foreign currency transactions and losses from derivative transactions.

Consolidated Balance Sheet Data

	Year Ended December 31,

					2003(1)		2004(2)		2005(2)		2005(2)(3)
	2001(1)		2002(1)
					Shinhan		Shinhan		Shinhan		Shinhan
	Shinhan		Shinhan		Financial		Financial		Financial		Financial
	Bank		Bank		Group		Group		Group		Group

	(In billions of Won and millions of US$)
Cash and due from banks	W	2,144	W	2,817	W	6,418	W	6,713	W	8,476	$8,392
Loans(4)		35,382		46,030		97,757		99,116		108,390	106,713
Less allowance for doubtful accounts(5)		(602)		(786)		(2,836)		(1,917)		(1,741)	(1,724)
Trading securities		2,042		2,076		4,877		7,065		5,496	5,441
Investment securities		13,403		13,408		23,127		20,785		24,746	24,501
Premises and equipments(6)		604		1,101		2,854		2,922		3,491	3,463
Other assets(7)		2,590		2,122		7,024		12,147		12,079	12,556

Total assets		55,563		66,768		139,221		146,831		160,937	159,342

Deposits		34,217		38,722		87,593		87,528		91,521	90,615
Borrowings(8)		9,674		11,352		17,209		14,895		15,916	15,759
Debentures		3,513		8,395		17,748		20,114		22,840	22,614
Other liabilities(9)		4,988		4,337		10,552		16,459		20,408	20,206

Total liabilities		52,392		62,806		133,102		138,996		150,685	149,194

Minority interests in consolidated subsidiaries		—		321		596		88		115	114
Stockholders’ equity		3,171		3,641		5,523		7,747		10,137	10,037

Total liabilities, minority interest and stockholders’ Equity	W	55,563	W	66,768	W	139,221	W	146,831	W	160,937	$159,345

Notes:

(1)	Represents the consolidated balance sheet data of Shinhan Bank as of the dates indicated.

(2)	Represents the consolidated balance sheet data of Shinhan Financial Group as of the dates indicated. The balance sheet as of December 31, 2003 include restatements to retroactively apply the adoption of SKAS No. 15, Equity Method of Accounting, and prior period adjustments that were not material.

(3)	Won amounts are expressed in U.S. dollars at the rate of W1,010.00 per US$1.00, noon buying rate in effect on December 31, 2005 as quoted by the Federal Reserve Bank of New York in the United States.

(4)	Loans represent the gross amount of loans, before adjustment for the allowance for loan losses. Accrued interest income is included within other assets. The amount of credit card loans was W2,093 billion, W2,796 billion, W4,931 billion, W4,248 billion and W3,861 billion in 2001, 2002, 2003, 2004 and 2005 respectively. The amount of payment in guarantees was W39 billion, W90 billion, W108 billion, W31 billion and W70 billion in 2001, 2002, 2003, 2004 and 2005, respectively. The amount of bonds purchased under the resale agreement was W7 billion , W0 billion, W470 billion, W160 billion and W140 billion in 2001, 2002, 2003, 2004 and 2005, respectively.

(5)	Pursuant to the regulations promulgated by the Financial Supervisory Commission, loans are classified as normal, precautionary, substandard, doubtful or estimated loss, and the allowance for loan losses is determined by applying a percentage within a certain range to those classifications.

(6)	Accumulated depreciation is recorded as a deduction from premises and equipment.

(7)	Other assets include leasehold deposits, accounts receivables, accrued interest income, prepaid expenses and unsettled debit of domestic exchange (which represents outstanding balances due from other banks generated in the process of fund settlements of domestic exchange, such as checks, bills, drafts, remittance exchange, ATM use and credit card network). Leasehold deposits are recorded as other assets on the balance sheet.

(8)	Borrowings consist mainly of borrowings from Bank of Korea, the Korean government and banking institutions.

(9)	Under Korean GAAP, contingent losses with respect to guarantees and acceptances are recognized by applying the same classification methods and provision percentages used in determining the allowance for loan losses. Previously, provisions were only applied to acceptances and guarantees classified as substandard, doubtful and estimated loss. Effective in 2005, provisions are applied to all acceptances and guarantees, including those classified as normal and precautionary as well as those classified as substandard or below. The amounts of provisions as of December 31, 2001, 2002, 2003, 2004 and 2005 were W13 billion, W4 billion, W57 billion, W37 billion and W60 billion, respectively. These amounts are included in other liabilities.

Profitability Ratios

	Year Ended December 31,

		2002(1)	2003(2)	2004(2)	2005(2)
	2001(1)
		Shinhan	Shinhan	Shinhan	Shinhan
	Shinhan	Financial	Financial	Financial	Financial
	Bank	Group	Group	Group	Group

	(Percentages)
Net income as a percentage of:
Average total assets(3)	0.67%	0.91%	0.37%	0.72%	1.04%
Average stockholders’ equity(3):
Common shares only	11.76	17.12	9.97	14.52	20.10
Including redeemable preferred shares(4)	11.21	N/A	8.42	14.08	19.93
Dividend payout ratio(5)	43.45	26.15	66.34	22.16	16.05
Net interest spread(6)	1.67	1.63	2.25	2.09	2.60
Net interest margin(7)	2.15	2.08	2.30	2.28	2.74
Efficiency ratio(8)	57.65	68.38	61.85	73.09	79.06
Cost-to average assets ratio(9)	2.50	3.67	3.19	5.18	5.52
Equity to average asset ratio(10):	5.91	5.27	4.38	5.10	5.20
Common shares only	5.63	5.27	3.70	4.95	5.15
Including redeemable preferred shares(4)	5.91	N/A	4.38	5.10	5.20

N/A = not applicable.
Notes:

(1)	Represents the profitability ratios of Shinhan Bank for the periods indicated.

(2)	Represents the profitability ratios of Shinhan Financial Group for the periods indicated.

(3)	Average balances are based on (a) daily balances for Shinhan Bank, Chohung Bank and Jeju Bank and (b) quarterly balances for other subsidiaries.

(4)	In 2000 and 2001, Shinhan Bank had W292.5 billion of Redeemable Preferred Stock outstanding that it had issued to the Korea Deposit Insurance Corporation in connection with its acquisition of the assets and liabilities of Dongwha Bank, one of the failed banks in Korea, in 1998. All of these Redeemable Preferred Stock were redeemed in 2001. As consideration for our acquisition of Chohung Bank, in August 2003, we issued to the Korea Deposit Insurance Corporation (i) 46,583,961 shares of our Redeemable Preferred Stock, with an aggregate redemption price of W842,517,518,646 and (ii) 44,720,603 shares of our Redeemable Convertible Preferred Stock, with an aggregate redemption price of W808,816,825,858, which were convertible into shares of our common stock. In November 2005, Korea Deposit Insurance Corporation converted 22,360,302 shares of our Redeemable Convertible Preferred Stock into 22,360,302 shares of our common stock, representing 6.22% of our total issued shares (or 5.86% of our total issued common stock on a fully diluted basis). In April 2006, Korea Deposit Insurance Corporation sold to BNP Paribas S.A. and other institutional investors all of our common shares held by it. As of the date hereof, Korea Deposit Insurance Corporation does not hold any share of our common stock but still holds 22,360,301 shares of Redeemable Convertible Preferred Stock, representing 6.22% of the total issued shares (or 5.86% of the total issued shares on a fully diluted basis) of our common stock. Korea Deposit Insurance Corporation is entitled to convert such shares into our common stock beginning in August 2006. Pursuant to the terms of the Redeemable Preferred Stock issued to Korea Deposit Insurance Corporation, we are required to redeem such shares in five equal annual installments commencing three years from the date of issuance. These Redeemable Preferred Stock are treated as debt under U.S. GAAP. Pursuant to the terms of our Redeemable Convertible Preferred Stock, we are required to redeem the full amount of such shares outstanding five years from the date of issuance to the extent not converted into our common shares. Each share of our Redeemable Convertible Preferred Stock is convertible into one share of our common stock. The dividend ratios on our Redeemable Preferred Stock and Redeemable Convertible Preferred Stock are 4.04% and 2.02%, respectively. In August 2003, we also raised W900 billion in cash through the issuance of 6,000,000 shares of Redeemable Preferred Stock, all of which were sold in the domestic fixed-income market through Strider Securitization Specialty Co., Ltd., a special purpose vehicle. These redeemable preferred shares have terms that are different from the redeemable preferred shares issued to Korea Deposit Insurance Corporation. We are required to redeem these preferred shares issued to the special purpose vehicle in three installments in 2006, 2008 and 2010. See “Item 4. Information on the Company — The Merger of Shinhan Bank and Chohung Bank — Liquidity and Capital Resources” and “Item 10. Additional Information — Articles of Incorporation — Description of Capital Stock — Description of Redeemable Preferred Stock”.

(5)	The dividend payout ratio represents the ratio of total dividends paid on common stock as a percentage of net income attributable to common stock.

(6)	Net interest spread represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.

(7)	Net interest margin represents the ratio of net interest income to average interest earning assets.

(8)	Efficiency ratio represents the ratio of noninterest expense to the sum of net interest income and noninterest income, a measure of efficiency for banks and financial institutions. Efficiency ratio may be reconciled to comparable line-items in our income statement for the periods indicated as follows:

	Year Ended December 31,

	2001		2002		2003		2004		2005

			Shinhan		Shinhan		Shinhan		Shinhan
	Shinhan		Financial		Financial		Financial		Financial
	Bank		Group		Group		Group		Group

	(In billions of Won, except percentages)
Non-interest expense(A)	W	1,309	W	2,446	W	3,139	W	7,570	W	9,226
Divided by
The sum of net interest income and noninterest income(B)		2,271		3,578		5,075		10,357		11,669
Net interest income		1,065		1,294		1,999		3,030		4,043
Noninterest revenue		1,206		2,284		3,076		7,327		7,626
Efficiency ratio ((A) as a percentage of(B))		57.64%		68.36%		61.85%		73.09%		79.06%

(9)	Cost-to-average-assets ratio, a measure of cost of funding used by banks and financial institutions, represents the ratio of noninterest expense to average total assets.

(10)	Equity to average asset ratio represents the ratio of average stockholders’ equity to average total assets

Capital Ratios

	As of or for the Year Ended December 31,

	2001	2002	2003	2004	2005

	(Percentages)
Requisite capital ratio(1)	134.43%	130.93%	118.41%	129.41%	132.81%
Total capital adequacy (BIS) ratio of Shinhan Bank(2)	11.99	10.92	10.49	11.94	12.23
Tier I(2)	8.24	6.81	6.34	7.45	8.16
Tier II(2)	3.75	4.11	4.15	4.49	4.07
Total capital adequacy (BIS) ratio of Chohung Bank(2)	10.43	8.66	8.87	9.40	10.94
Tier I(2)	5.91	4.61	4.47	4.99	6.52
Tier II(2)	4.52	4.05	4.40	4.41	4.42
Adjusted equity capital ratio of Shinhan Card(3)	N/A	10.86	13.78	16.48	17.68

N/A = not applicable.
Notes:

(1)	We were restructured as a financial holding company on September 1, 2001 and became subject to minimum capital requirements as reflected in the requisite capital ratio. Under the guidelines issued by the Financial Supervisory Commission applicable to financial holding companies, We, at the holding company level, are required to maintain a minimum requisite capital ratio of 100%. Requisite capital ratio represents the ratio of net aggregate amount of our equity capital to aggregate amounts of requisite capital. This computation is based on our consolidated financial statement in accordance with Korean GAAP. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy”.

(2)	Shinhan Bank comprised 47.83% of our total assets and Chohung Bank comprised 41.53% of our total assets as of December 31, 2005. The capital adequacy ratios of Shinhan Bank and Chohung Bank are computed in accordance with the guidelines issued by the Financial Supervisory Commission, which was revised as of December 31, 2002 to take into account market risk as well as credit risk. For Shinhan Bank, the capital ratios as of December 31, 2001 were recalculated using these revised guidelines. For Chohung Bank, the capital ratios as of December 31, 2002 were calculated using these revised guidelines but the capital ratios as of December 31, 2001 do not reflect the revised guidelines. Under the guidelines of the Financial Supervisory Commission, each of Shinhan Bank and Chohung Bank is required to maintain a minimum capital adequacy ratio of 8%. This computation is based on consolidated financial statements prepared in accordance with Korean GAAP of Shinhan Bank and Chohung Bank, as the case may be. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Banks — Capital Adequacy.”

(3)	Represents the ratio of total adjusted stockholders’ equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Supervisory Service for credit card companies. Under these guidelines, Shinhan Card is required to maintain a minimum adjusted equity capital ratio of 8%. This computation is based on Shinhan Card’s nonconsolidated financial statements prepared in accordance with Korean GAAP.

Asset Quality Ratios

	As of December 31,

	2001(1)		2002(1)		2003(2)		2004(2)		2005(2)

	(In billions of Won, except percentages)
Substandard and below loans(3)	W	540	W	843	W	3,207	W	1,660	W	1,195
Substandard and below loans as a percentage of total loans		1.52%		1.83%		3.37%		1.70%		1.09%
Substandard and below loans as a percentage of total assets		0.97		1.26		2.30		1.13		0.74
Precautionary loans as a percentage of total loans(4)		2.74		1.72		3.55		3.18		2.75
Precautionary and below loans as a percentage of total loans(4)		5.17		3.55		6.92		4.88		3.84
Precautionary and below loans as a percentage of total assets(4)		3.30		2.45		4.73		3.25		2.61
Allowance for loan losses as a percentage of substandard and below loans		81.01		35.25		85.85		112.63		143.43
Allowance for loan losses as a percentage of precautionary and below loans(4)		22.51		25.38		41.80		39.21		40.75
Allowance for loan losses as a percentage of total loans		1.74		1.71		2.89		1.91		1.57
Substandard and below credits as a percentage of total credits(5)		1.44		1.00		3.57		1.66		1.07
Loans in Korean Won as a percentage of deposits in Korean Won(6)		83.36		96.35		99.37		99.30		107.79

Notes:

(1)	Represents the asset quality ratios of Shinhan Bank as of the dates indicated.

(2)	Represents the asset quality ratios of Shinhan Financial Group as of the dates indicated.

(3)	Substandard and below loans are defined in accordance with regulatory guidance in Korea, except excludes loans provided from Shinhan Bank’s trust accounts and confirmed guarantees and acceptances (including bills purchased and privately placed debentures). In 1999, as well as classifying credit quality into five categories, which are normal, precautionary, substandard, doubtful and estimated loss, in accordance with standards defined by the Financial Supervisory Commission, we also took into account the repayment capability of borrowers. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Banks”.

(4)	As defined by the Financial Supervisory Commission.

(5)	Credits include loans provided from our trust accounts (including bills purchased and privately placed debentures) and confirmed guarantees and acceptances, as well as the total loan portfolio of the banking accounts.

(6)	Under Korean GAAP, loans in Korean Won do not include bills bought in Won, advances for customers, credit card accounts, bonds purchased under resale agreements, call loans, private placement corporate bonds and loans in restructurings that have been swapped for equity in the restructured borrower.
Recently Adopted Accounting Pronouncements
Accounting for Certain Loans or Debt Securities Acquired in a Transfer
      On January 1, 2005, Statement of Position (SOP) No. 03-3. Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3), was adopted for loan acquisitions. SOP 03-3 requires acquired loans to be recorded at fair value and prohibits carrying over valuation allowances in the initial accounting for acquired impaired loans. Loans carried at fair value, mortgage loans held for sale, and loans to borrowers in good standing under revolving credit agreements are excluded from the scope of SOP 03-3.
      SOP 03-3 limits the yield that may be accreted to the excess of the undiscounted expected cash flows over the investor’s initial investment in the loan. The excess of the contractual cash flows over expected cash flows may not be recognized as an adjustment of yield. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan’s yield over its remaining life. Decreases in expected cash flows are recognized as impairments.
Accounting for Conditional Asset Retirement Obligations
      In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47) as used in SFAS 143. Conditional asset retirement obligations are legal obligations to perform an asset retirement activity in which the timing and/or method of settlement are conditional based upon a future event that may or may not be within our control. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 clarifies that entities are required to recognize a liability for the fair value of the conditional asset retirement obligation if the fair value of the liability can be reasonably estimated and provides guidance for determining when entities would have sufficient information to reasonably estimate the fair value of the obligation. We adopted FIN 47 on December 31, 2005. The implementation did not have a material impact on our financial position or results of operations.
New Accounting Pronouncements

The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments
      On September 30, 2004, the FASB voted unanimously to delay the effective date of certain provisions of EITF 03-1, The Meaning of Other-Than-Temporary Impairment and its Applications to Certain Investments. The delay applies to both debt and equity securities and specifically applies to impairments caused by interest rate and sector spreads. In addition, the provisions of EITF 03-1 that were delayed relate to the requirements that a company declare its intent to hold the security to recovery and designate a recovery period in order to avoid recognizing an other-than-temporary impairment charge through earnings. On November 3, 2005, the FASB issued FASB Staff Position FAS 115-1, The Meaning of Other-Than-Temporary Impairment and its Applications to Certain Investments, revising the guidance in EITF 03-1, which did not have a material impact on our consolidated financial statements. The disclosures required by EITF 03-1 are included in Note 7 to the consolidated financial statements. The adoption of SFAS 115-1 is not expected to have a material impact on our consolidated financial statements

Share-Based Compensation
      In December 2004, the FASB issued SFAS No. 123R (revised 2004), Share-based Payment (SFAS 123R), which revises SFAS 123 and supersedes Accounting Principle Board (APB) Opinion 25, Accounting for Stock Issued to Employees. In March 2005, the SEC issued SAB 107 which provides interpretive guidance on SFAS 123R. Accounting and reporting under SFAS 123R is generally similar to the SFAS 123 approach, however, SFAS 123R requires us to measure and record compensation expense for stock options and other share-based payments based on the instruments’ fair value reduced by expected forfeitures. SFAS 123R permits adoption using one of two methods — modified prospective or modified retrospective. SFAS 123R also amends SFAS 95, Statement of Cash Flows, requiring the benefits of tax deductions in excess of recognized cash flows to be reported as a financing cash flow, rather than as an operating cash flow as previously required. In April 2005, the SEC approved a new rule that, for public companies, delays the effective date of SFAS 123R to no later than January 1, 2006. We adopted SFAS 123R and SAB 107 beginning January 1, 2006 under the modified prospective method. We adopted fair value method of accounting for stock-based compensation s of January 1, 2003, as a result, the adoption of SFAS 123R and SAB 107 did not have a material impact on our consolidated financial statements.

Accounting for Exchange of Nonmonetary Assets
      In December 2004, the FASB issued SFAS No. 153, Accounting for Exchange of Nonmonetary Assets (SFAS 153), which eliminates the APB Opinion No. 29 exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material impact to our consolidated financial statements.

Accounting Changes and Error Corrections
      In March 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (SFAS 154). SFAS 154 establishes, unless impracticable, retrospective applications as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. This statement will be effective for us for all accounting changes and any error corrections occurring after January 1, 2006. The impact of SFAS 154 will depend on the accounting changes, if any, in a future period.

Accounting for Certain Hybrid Financial Instruments
      On February 16, 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (SFAS 155), an amendment of SFAS 140 and SFAS 133. SFAS 155 permits us to elect to measure any hybrid financial instrument at fair value (with changes in fair value recognized in earnings) if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under SFAS 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. The Statement will be effective for all instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of our fiscal year that begins after September 15, 2006, with earlier adoption permitted as of the beginning of our 2006 fiscal year, provided that financial statements for any interim period of that fiscal year have not been issued. We have not yet decided whether we will early adopt SFAS 155 effective January 1, 2006, and are still assessing the impact of this change in accounting.

Accounting for Servicing of Financial Assets
      On March, 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets which amends SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations, a) a transfer of the servicer’s financial assets that meets the requirements for sale accounting, b) a transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with SFAS 115 and c) an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates. SFAS No. 156 also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable and permits an entity to choose either of amortization method or fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. The Statement is effective as of the beginning of our first fiscal year that begins after September 15, 2006. The requirements for recognition and initial measurement of servicing assets and servicing liabilities should be applied prospectively to all transactions after adoption. Our management is currently evaluating the effect of SFAS 156, but does not expect that it would have a material impact on our consolidated financial statements.

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

	2005

	(In millions of Won)
U.S. GAAP net income	W	1,738,768
1. Provision for credit losses		(804,030)
2. Sale of loans to the Korea Asset Management Corporation		3,374
3. Deferred loan fees and costs		(14,676)
4. Securities and derivatives for hedging purposes
a. Changes in foreign exchange rates on available-for-sale securities		(28,768)
b. Impairment loss and reclassification of securities		(43,291)
c. Reversal of hedge accounting treatment for derivatives		65,813
5. Stock based compensation		2,067
6. Formation of Shinhan Financial Group		—
7. Foreign currency translation		(3,623)
8. Derecognition and amortization and impairment of goodwill		(94,461)
9. Sale of Shinhan Securities		—
10. Negative goodwill		685
11. Amortization of intangible assets		181,583
12. Recognition of minority interest		(565)
13. Reversal of asset revaluation		(37,773)
14. Adjustments for Redeemable (Convertible) Preferred Stock		128,606
15. Sale-leaseback		(14,163)
16. Fair valuation of long-term debt and bonds		(30,363)
17. Conforming depreciation accounting policy		(24,589)
18. Measurement of common stock issued for acquisition of subsidiaries		—
19. Others		54,083

Total of adjustments		(660,091)
Tax effect of adjustments		653,390

Korean GAAP net income	W	1,732,067

U.S. GAAP stockholders’ equity	W	7,810,784
1. Provision for credit losses		(1,421,664)
2. Sale of loans to the Korea Asset Management Corporation		(38,830)
3. Deferred loan fees and costs		(43,557)
4. Securities and derivatives for hedging purposes
a. Changes in foreign exchange rates on available-for-sale securities		—
b. Impairment loss and reclassification of securities		1,263,524
c. Reversal of hedge accounting treatment for derivatives		117,079

	2005

	(In millions of Won)
5. Stock based compensation		(31,981)
6. Formation of Shinhan Financial Group		(43,053)
7. Foreign currency translation		(4,070)
8. Derecognition and amortization and impairment of goodwill		(110,190)
9. Sale of Shinhan Securities		(10,642)
10. Negative goodwill		76,615
11. Amortization of intangible assets		462,171
12. Recognition of minority interest		79,758
13. Reversal of asset revaluation		76,614
14. Adjustments for Redeemable (Convertible) Preferred Stock		1,597,957
15. Sale-leaseback		7,356
16. Fair valuation of long-term debt and bonds		(101,263)
17. Conforming depreciation accounting policy		(22,028)
18. Measurement of common stock issued for acquisition of subsidiaries		137,738
19. Others		(77,806)
Total of adjustments		1,913,728
Tax effect of adjustments		527,214

Korean GAAP stockholders’ equity	W	10,251,726

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
      Our reserve is established based on the following percentages as of December 31, 2005.

	Shinhan Bank		Chohung Bank

	Corporate	Consumer	Corporate	Consumer

	(Percentage)		(Percentage)
Normal	0.20 - 2.0	0.75	0.5	0.75
Precautionary	4.0	8.0	2.0	8.0
Substandard	20.0	20.0	20.0	20.0
Doubtful	95.0	55.0	95.0	55.0
Estimated Loss	100.0	100.0	100.0	100.0
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
      2. We sold a number of non-performing loans to the Korea Asset Management Corporation. For those loans sold to the Korea Asset Management Corporation prior to fiscal year 2001, based on the sales agreement, there was a recourse liability for the obligation to repurchase such loans. The Korea Asset Management Corporation can return certain loans to us when the performance requirements of such loans are not met. We recognize a recourse liability for the obligation to repurchase such loans. The adjustment reflects the differences in classification of loans and methodologies used to determine the loan losses as discussed above.
      3. Under U.S. GAAP loan origination fees and the related costs are deferred and amortized over the life of the loan as an adjustment to the yield of the loan. Under Korean GAAP, origination fees were recognized in income when received or paid and did not provide for the deferral or related costs.
      4a. Under U.S. GAAP, effects of changes in foreign exchange rates of foreign available-for-sale securities are reflected as a component of other comprehensive income. Under Korean GAAP, effects of such changes in foreign exchange rates are reflected in earnings. This item reflects the adjustment of such effects from earnings to other comprehensive income.
      4b. Under U.S. GAAP, declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other-than-temporary are recorded in earnings. Various quantitative and qualitative factors are assessed to determine whether impairment is other-than-temporary such as the duration and extent of the decline, the current operating and future expected performance, market values of comparable companies, changes in industry and market prospects, and the intent and ability of the holder to hold the security for a sufficient period of time for subsequent expected recovery in market value. Under Korean GAAP, declines in the fair value that are deemed to be permanent are recorded in earnings. The determination of whether a decline in the fair value of a security is permanent is generally based on whether the issuer is in bankruptcy or liquidation. This item reflects the recognition of additional losses, adjustment of the proper cost basis for the disposal gains or losses and reclassification of securities that are not within the scope of SFAS No. 115 into proper categories under U.S. GAAP.
      4c. Under U.S. GAAP, for a derivative to qualify for hedge accounting, it must be highly effective at reducing the risk associated with the exposure being hedged. The hedging relationship must be designated and formally documented at inception along with the particular risk management objective and strategy for the hedge, identification of the derivative used as the hedging instrument, the hedged item and the risk exposure being hedged, and the method of assessing hedge effectiveness. As the criteria for documenting the designation of hedging relationships and hedge effectiveness are more rigorous under U.S. GAAP, the majority of the derivatives accounted for as hedges under Korean GAAP do not qualify for hedge accounting under U.S. GAAP. This item reflects the reversal of the hedge accounting treatment applied under Korean GAAP.
      5. Under U.S. GAAP, to apply fair value based method of accounting for stock-based compensation, stock options issued are valued based upon option-pricing model, which takes into account certain assumptions whereas under Korean GAAP, a different set of assumptions are taken into consideration. Under Korean GAAP, compensation costs are allocated using the straight line method whereas under U.S. GAAP, compensation costs are allocated using the graded vesting method. The income statement adjustment represents the difference in amortization expense resulting from the difference in valuation of stock options derived from different assumptions.
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

      6. Under Korean GAAP, the formation of a holding company results in changes in Shinhan Bank’s original investment cost basis in its investees, whereas under U.S. GAAP, the transaction is accounted for under the purchase method with Shinhan Bank being the accounting acquirer, resulting in no change to Shinhan Bank’s original investment costs in Shinhan Capital, Shinhan Securities and Shinhan Investment Trust Management Company. In addition, under Korean GAAP, the value of consideration was measured based on the stock price on the consummation date of the acquisition, whereas under U.S. GAAP, the value of consideration was measured based on our average closing price on the Korea Exchange two days before and after the date the formation was agreed to and announced. Furthermore, costs that were directly related to the formation were expensed under Korean GAAP, whereas such costs were included in the cost of the formation under the U.S. GAAP. This adjustment reflects differences in the accounting related to the formation of the holding company under U.S. GAAP.
      7. Under U.S. GAAP and Korean GAAP, assets and liabilities of foreign branches and subsidiaries are translated at current exchange rates established at balance sheet date from the respective functional currency to the reporting currency, the Korean Won. Under U.S. GAAP, income and expenses for those foreign entities are translated at the average exchange rate for the period. Under Korean GAAP, income and expenses for those foreign entities are translated at the current exchange rate at the balance sheet date. Under U.S. GAAP and Korean GAAP, the resulting unrealized gains and losses arising from the translation of foreign entities are recorded as a separate component of stockholders’ equity. This reconciliation adjusts the different rates used in the translation of income statement items for foreign entities under U.S. GAAP to Korean GAAP.
      8. Under Korean GAAP, goodwill is amortized over its useful life during which future economic benefits are expected to flow to the enterprise, not exceeding twenty years. We amortize goodwill over ten years. Under U.S. GAAP, goodwill is not amortized, but rather it is tested for impairment at least annually. The income statement adjustment reflects goodwill impairment charge recorded under U.S. GAAP, net of the goodwill amortization that was recorded under Korean GAAP. Under Korean GAAP, acquisition of the remaining interest in its consolidated subsidiary is accounted for under the book basis with no goodwill recognized, rather, any excess amount paid results in a reduction of capital surplus. Furthermore, consolidation is required when the investor owns more than 30% of the investee’s voting shares and is also the largest shareholder. Under U.S. GAAP, acquisition of the remaining interest in its equity investee is accounted for under the purchase method with the excess cost over the fair value of the net assets acquired recognized as goodwill. The stockholders’ equity adjustment reflects the additional amount of goodwill recognized under U.S. GAAP.
      9. Under Korean GAAP, the merger of Shinhan Securities and Good Morning Securities is accounted for as a common control merger with no gain or loss recognized on this transaction. Under U.S. GAAP, the merger was accounted for in accordance with EITF 90-13 which accounts for the transaction as a sale of portion of the Shinhan Financial Group’s interest in Shinhan Securities to the minority interest holders of the Good Morning Securities and acquisition of additional interest in Good Morning Securities. A gain is recognized to the extent that Shinhan Securities was sold.
      10. Under Korean GAAP, negative goodwill arising in connection with an acquisition is not allocated as a reduction to non-monetary assets. Under U.S. GAAP, negative good will is first allocated as a reduction to non-current assets and any remaining amount is recorded as extraordinary gain.
      11. Under U.S. GAAP, finite-lived intangible assets which meet certain criteria are recognized in a business combination transaction and amortized over their useful lives. Under Korean GAAP, because the criteria that must be met in order to recognize intangible assets is not clearly specified, in practice, they are included as part of goodwill. We did not recognize any intangible assets in connection with the formation of the Shinhan Financial Group and the acquisitions of Chohung Bank, Jeju Bank and Good Morning Securities under Korean GAAP. However, finite-lived and indefinite-lived intangible assets were recognized under U.S. GAAP in connection with the above transactions. The income statement adjustment represents the amortization of the finite-lived intangible assets under U.S. GAAP.
      12. The operating results of each of our subsidiaries have been affected by the conversion to U.S. GAAP from Korean GAAP. Consequently, the minority interest holders’ share of the difference in the results of the respective subsidiaries’ operations under U.S. GAAP and Korean GAAP affect our consolidated net income and stockholders’ equity.
      Under Korean GAAP, minority interest is treated as a component of stockholders’ equity. Under U.S. GAAP, minority interest is not considered part of stockholders’ equity and is disclosed in the consolidated balance sheet between the liability section and the stockholders’ equity section.
      13. Under Korean GAAP, certain fixed assets were revalued upward in 1998. As a result, the revaluation gain is included in stockholders’ equity, and depreciation expense related to revalued fixed assets is determined based on the new cost basis. Under U.S. GAAP, upward revaluation of fixed assets is not permitted, and depreciation expense is based on the historical cost basis adjusted for any impairment loss. This adjustment is to reverse the revaluation effects on the fixed assets under Korean GAAP, and to adjust the gain or loss relating to subsequent disposals of those fixed assets under the different cost basis.
      14. Under Korean GAAP, Redeemable Preferred Stocks and Redeemable Convertible Preferred Stocks were recorded in stockholders’ equity. Under U.S. GAAP, certain financial instruments previously classified as “mezzanine” equity, are classified as liabilities on the balance sheet pursuant to SFAS No. 150. Accordingly, Redeemable Preferred Stocks are classified as liabilities and Redeemable Convertible Preferred Stocks are classified as “mezzanine” equity. Dividends paid to holders of Redeemable Preferred Stocks are recognized as interest expense rather than reduction from the retained earnings.
      15. Under U.S. GAAP, a seller-lessee in a sale-leaseback transaction of assets, such as equipment, accounts for the lease meeting certain criteria as a capital lease, otherwise, as an operating lease. Any profit or loss on the sale of the asset is generally deferred and amortized in proportion to the amortization of the leased asset, if capital lease, or in proportion to the related gross rental charged to expense over the lease term, if operating lease. Under Korean GAAP, if sale-leaseback transaction of used assets meets certain criteria as an operating lease, which differs in certain respects from U.S. GAAP, any profit or loss on the sale of the asset is recognized immediately in the income statement.
      16. With respect our acquisition of the remaining interest in a consolidated subsidiary, under U.S. GAAP, assets and liabilities of such subsidiary are to be assigned with the difference between acquisition cost and underlying equity in net assets based on their fair value and any unassigned difference will be designated as goodwill, whereas under Korean GAAP, the difference is recognized as changes in shareholders’ equity and no fair valuation of assets and liabilities are recorded. The item reflects the difference between the fair values and book values of long-term debt and bonds from additional acquisition of a consolidated subsidiary and the difference is recognized as interest expense in earnings for the remaining life of long-term debt and bonds.
      17. Under Korean GAAP, Capitalized Software Cost is classified as premises and equipment. We recognize depreciation cost of Capitalized Software Cost using declining balance method in conjunction with other premises and equipment. Under U.S. GAAP, Capitalized Software Cost is amortized on a straight line basis in accordance with Statements of Position 98-1.
      18. Under Korean GAAP, the value of consideration paid for Chohung Bank, Good Morning Shinhan Securities and Shinhan Life Insurance was measured based on our stock price on the consummation date of the merger, whereas under U.S. GAAP, the value of consideration was measured based on our average closing stock price on the Stock Market Division of the Korea Exchange two days before and after the date the merger was agreed to and announced.
      19. Under Korean GAAP, the value of consideration paid for Shinhan Life Insurance was measured based on the price of our common stock on the date the acquisition was consummated. Under the U.S. GAAP, the value of consideration is measured based on the average closing price of our common stock on the Stock Market Division of the Korea Exchange two days before and after the date the acquisition is agreed to and accounted. The application of U.S. GAAP resulted in goodwill due to the fact that the consideration paid was more than the fair value of the net assets of Shinhan Life Insurance acquired.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
DIRECTORS AND SENIOR MANAGEMENT
Executive Directors
      Our executive directors are as follows.

Name	Age	Position	Director Since	Date Term Ends

Eung Chan Ra	68	Chairman of the Board of Directors and Head of Board Steering Committee	September 1, 2001	March 25, 2007
In Ho Lee	63	President and Chief Executive Officer and a member of the Board Steering Committee	September 1, 2001	March 25, 2007
Young Hwi Choi	61	Executive Director	March 31, 2003	March 25, 2007
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

      Our non-executive directors are as follows.

Name	Age	Position	Director Since	Date Term Ends(1)

Young Seok Choi	77	Non-Executive Director	March 31, 2003	March 25, 2007
Yong Woong Yang	58	Non-Executive Director	March 25, 2004	March 25, 2007
Il Sup Kim	60	Outside Director	March 31, 2003	March 21, 2007
Sang Yoon Lee	64	Outside Director	March 25, 2004	March 21, 2007
Yoon Soo Yoon	61	Outside Director	March 25, 2004	March 21, 2007
Shee Yul Ryoo	67	Outside Director	March 30, 2005	March 21, 2007
Byung Hun Park	78	Outside Director	September 1, 2001	March 21, 2007
Young Hoon Choi	77	Outside Director	March 30, 2005	March 21, 2007
Si Jong Kim	69	Outside Director	March 30, 2005	March 21, 2007
Philippe Reynieix	57	Outside Director	March 25, 2004	March 21, 2007
Haeng Nam Chung	64	Outside Director	March 21, 2006	March 21, 2007
Myoung Soo Choi	48	Outside Director	March 21, 2006	March 21, 2007

Note:

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.
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
      Haeng Nam Chung has been an outside director since March 21, 2006. Mr. Chung served as a director of Asuka Credit Union and as an advisor of the Korean Chamber of Commerce and Industry in Japan.
      Myoung Soo Choi has been an outside director since March 21, 2006. Mr. Choi currently serves as the Head of the Fund Management and Planning Department of Korea Deposit Insurance Corporation. Mr. Choi received a bachelor of arts degree in economics from Kyonggi University.
Executive Officers
      In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Age	Position

Jae Woo Lee	55	Chief Operating Officer; Managing Director of General Affairs Team, Public Relations Team, Human Resources Team
Byung Jae Cho	54	Chief Financial Officer; Managing Director of Finance Planning Team, Risk Management Team, Investor Relations Team
Jin Won Suh	54	Chief Strategy Officer; Managing Director of Strategic Planning Team, Future Strategy & Management Team, Information & Technology Planning Team
Jae Woon Yoon	54	Group Synergy Officer; Managing Director of Joint Procurement Team, Synergy Management Team, Audit & Compliance Team
      None of the executive officers have any significant activities outside Shinhan Financial Group.
      Jae Woo Lee has been our Chief Operating Officer and Managing Director since December 22, 2004. Mr. Lee currently serves as an outside director of Shinhan Bank, Shinhan Card, Shinhan BNP Paribas ITMC and Jeju Bank and as a non-executive director of Shinhan Life Insurance. He previously served as Deputy President of Shinhan Bank. Mr. Lee graduated from Kunsan Commercial High School and studied business administration in Graduate School of Business Administration, Dongguk University.
      Byung Jae Cho has been our Chief Financial Officer and Managing Director since September 5, 2003. Mr. Cho currently serves as an outside director of SH Asset Management Co., Ltd., and Shinhan BNP Paribas ITMC and as a non-executive director of Shinhan Capital, Shinhan Private Equity and Shinhan Macquarie Financial Advisory. Mr. Cho previously served in various positions with Chohung Bank, including as a branch manager. Mr. Cho received a B.A. in business administration from Seoul National University.
      Jin Won Suh has been our Chief Strategy Officer and Managing Director since February 22, 2006. Mr. Suh currently serves as an outside director of SH Asset Management Co., Ltd. and Shinhan BNP Paribas

ITMC and as a non-executive director of Shinhan Private Equity, SH&C Life Insurance and Shinhan Macquarie Financial Advisory. Mr. Suh received a B.A. in historical science from Korea University.
      Jae Woon Yoon has been our Group Synergy Officer and Managing Director since August 26, 2005. Mr. Yoon currently serves as an outside director of Good Morning Shinhan Securities and Shinhan Card and as a non-executive director of Shinhan Capital and Shinhan Credit Information. Mr. Yoon received a B.A. in education from Seoul National University.
      Any director wishing to enter into a transaction with Shinhan Financial Group including the subsidiaries in his or her personal capacity is required to obtain the prior approval of the Board of Directors. The director having an interest in the transaction may not vote at the meeting of the Board of Directors to approve the transaction.
COMPENSATION
      The aggregate remuneration paid and benefits-in-kind paid by us to our president and chief executive officer, our other executive directors, our non-executive directors and our executive officers for the year ended December 31, 2005 was W7,615 million, consisting of W5,583 million in salaries and wages and W2,032 million in bonus payments.
      We do not have service contracts with any of our directors or officers providing for benefits upon termination of their employment with us.
      We have granted stock options to our chairman, our president and chief executive officer and other directors and executive officers as described below in “— Share Ownership — Stock Options”. For our options granted prior to March 25, 2004, we will pay in cash the difference between the exercise and the market price at the date of exercise. For those options issued on or after March 25, 2004, we may either issue common stock or pay in cash the difference between the exercise and the market price at the date of exercise. These options contain restrictions on vesting, such as vesting only after two or three years after grant and continued employment for a specified period. Upon vesting, options may be exercised during the following three or four years.
      In 2005, we recognized W45,459 million as compensation expense for the stock options granted under our incentive stock option plan.
      Beginning on April 1, 1999, as a result of an amendment of the Korean National Pension Law, we contribute an amount equal to 4.5% of employee wages and contribute 4.5% of employees’ wages which are deducted from such wages to the National Pension Management Corporation. In accordance with our policy and the Korean Labor Standard Law, employees with one year or more of service are entitled, upon termination of employment, to receive a lump sum severance payment based upon the length of their service and the average of the last three months’ wages. We make provisions for accrued severance indemnities based upon the assumption that all employees terminate their employment with us at the same time. As of December 31, 2005, the provisions for accrued severance benefits were W255 billion (US$251 million), which represents 100.3% of the amount required under the Korean Labor Standard Law. By the end of 2006, we plan to deposit 56.9% of such provisions for accrued severance indemnities with insurance companies and other banks. Under Korean law, we may not terminate full time employees except under certain circumstances.
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

Majority of Independent Directors on the Board
      Under the NYSE listing standards, independent directors must comprise a majority of the board of directors of a U.S. company listed on the NYSE. As a foreign private issuer, we are exempt from this requirement. The NYSE rules include detailed tests for determining director independence while the Financial Holding Companies Act of Korea, which we follow, prescribes a different standard for determining “outside” or “non-executive” directors. An “outside director” for purposes of the Financial Holding Companies Act and the Securities and Exchange Act means a director who does not engage in the regular affairs of the financial holding company, and who is elected at a shareholders meeting, after having been nominated by the outside director nominating committee. None of the largest shareholder, those persons “specially related to the largest shareholder of such company, persons who during the past two years have served as an officer or employee of such company, the spouses and immediate family members of an officer of such company, and certain other persons specified by law may qualify as an outside director of such company. Currently, our board of directors consists of fifteen directors, including ten outside directors. Of our fifteen directors, four directors satisfy the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act.

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

Nominating and Corporate Governance Committee
      Under the NYSE listing standards, U.S. companies listed on the NYSE are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. Under the Securities and Exchange Act, large listed companies, financial holding companies, commercial banks, and certain other financial institutions are required to have an outside director nominating committee of which at least one-half of its members must be outside directors. However, there is no requirement to establish a corporate governance committee under applicable Korean law. We currently have an outside director recommendation committee and a board of directors administration committee which manage corporate governance practices applicable to us. The outside director recommendation committee consists of five directors, including four outside directors. The chairman of the committee must be an outside director pursuant to our outside director recommendation committee regulations. The board of director administration committee consists of five directors, including three outside directors.

Compensation Committee
      Under the NYSE listing standards, U.S. companies listed on the NYSE are required to have a compensation committee, composed entirely of independent directors. While no such requirement currently exists under applicable Korean law or listing standards, we have a compensation committee composed of four outside directors. Each member of the compensation committee satisfies the independent director requirements as set forth in Rule 10A-3 under the Exchange Act.

Establish Corporate Governance Guidelines and Adopt Code of Business Conduct and Ethics
      The NYSE listing standards require U.S. companies listed on the NYSE to establish corporate governance guidelines and to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. As a foreign private issuer, we are exempt from this requirement. While we have not adopted official corporate governance guidelines, our board of directors, outside director recommendation committee and board of directors administration committee review and determine corporate policies as needed to ensure efficient and transparent corporate governance practices. Pursuant to the requirements of the Sarbanes-Oxley Act, in July 2005, we adopted a Code of Ethics applicable to our Chairman & Chief Executive Officer and all other directors and executive officers including the Chief Financial Officer and the Chief Accounting Officer. In May 2005, our board of directors approved a code of ethics for such officers and we began implementing the code as of July 1, 2005, together with an insider reporting system in compliance with Section 301 of the Sarbanes-Oxley Act. The code of ethics is available on our website www.shinhangroup.com. Several of our subsidiaries, including Shinhan Bank, GoodMorning Shinhan Securities and Shinhan Life Insurance, currently also have their own codes of business conduct and ethics, and we are currently evaluating the merit of adopting a groupwide code of business conduct and ethics that applies to all of our employees.

Shareholder Approval of Equity Compensation Plans
      The NYSE listing standards require the shareholders of U.S. companies listed on the NYSE to approve all equity compensation plans. We currently have two equity compensation plans, consisting of a stock option plan for directors and key employees and the Employee Stock Ownership Plan for all employees. Stock options may be granted up to 20% of the total number of outstanding shares in accordance with the relevant rules set forth in our Articles of Incorporation. Under applicable Korean laws, granting of stock options requires a shareholder resolution at the extraordinary shareholders’ meeting, which requires the approval of the holders of the shares representing at least two-thirds of those shares present or represented at such meeting and also representing at least one-third of the total issued and outstanding shares. Under applicable Korean laws and our Articles of Incorporation, stock options may be granted up to 1% of the total number of outstanding shares by a board of director, subject to the approval at the next shareholders’ meeting. Shares under the Employee Stock Ownership Plan may be granted up to the lower of 1% of the total number of issued and outstanding shares and W300 million in aggregate purchase price of such shares, and without a shareholder resolution pursuant to applicable Korean laws.
      Effective October 2005, the amended Framework Act on Workers’ Welfare and the Enforcement Decree thereunder allow a company to issue stock options up to 20% of its issued and outstanding shares by a resolution at the shareholders’ meeting with an individual limit of W6 million per each member of the employee stock ownership association, if otherwise permitted by the Articles of Incorporation. In addition, if a company is issuing stock options by a 10% of its issued and outstanding shares, only a board of director resolution is required for such issuance if otherwise permitted by the Articles of Incorporation. However, we have not adopted such provision in our Articles of Incorporation.

Annual Certification of Compliance
      Lastly, a chief executive officer of a U.S. company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE listing rules applicable to foreign private issuers, we are not required to provide the NYSE with this annual compliance certification. However, in accordance with rules applicable to both U.S. companies and foreign private issuers, we are required to promptly notify the NYSE in writing after any executive officer becomes aware of any material noncompliance with the NYSE corporate governance standards applicable to us. Beginning in 2005, foreign private issuers, including us, are required to submit to the NYSE an annual written affirmation relating to compliance with Sections 303A.06 and 303A.11 of the NYSE listed company manual, which are the NYSE corporate governance standards applicable to foreign private issuers. All written affirmations must be executed in the form provided by the NYSE, without modification. In 2006, each foreign private issuer listed on the NYSE must submit to the NYSE an initial annual written affirmation no later than 30 days after July 31, 2006 (or August 30, 2006). In subsequent years, the annual written affirmation must be submitted within 30 days of the foreign private issuer’s filing of its annual report on Form 20-F with the SEC.
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
Committees of the Board of Directors
      We currently have five management committees that serve under the board:

•	the Board Steering Committee;

•	the Risk Management Committee;

•	the Audit Committee

•	the Outside Director Recommendation Committee; and

•	the Compensation Committee.
      Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of stockholders.

Board Steering Committee
      The Board Steering Committee currently consists of three directors, namely Shee Yul Ryoo, Yoon Soo Yoon and Philippe Reynieix, together with the chairman of our Board of Directors and the president and chief executive officer. The committee is responsible for ensuring the efficient operations of the board and the facilitation of the board’s functions. The committee’s responsibilities also include reviewing and assessing the board’s structure and the effectiveness of that structure in fulfilling the board’s fiduciary responsibilities. The committee holds regular meetings every quarter.

Risk Management Committee
      The Risk Management Committee currently consists of three outside directors, namely Shee Yul Ryoo, Yoon Soo Yoon and Philippe Reynieix. The committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control. The committee holds regular meetings every quarter.

Audit Committee
      The Audit Committee currently consists of four non-executive directors, namely Il Sup Kim, Young Seok Choi, Si Jong Kim, and Sang Yoon Lee. The committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors for each general meeting of stockholders. The committee holds regular meetings every quarter.

Outside Director Recommendation Committee
      From January 12, 2006 to March 21, 2006, the Outside Director Recommendation Committee consisted of Byung Hun Park, Eung Chan Ra, Shee Yul Ryoo, Young Hoon Choi and Yoon Soo Yoon. Members of this committee will be appointed by our board of directors if and when necessary. This committee is responsible for recommending and nominating candidates for our outside director positions and related matters. The committee meetings are called by the chairman of this committee, who must be an outside director.

Compensation Committee
      The Compensation Committee currently consists of four independent directors, at least one-half of whom must also be outside directors. This committee currently consists of Yoon Soo Yoon, Il Sup Kim, Sang Yoon Lee and Shee Yul Ryoo. This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee meetings are called by the chairman of this committee, who must be an outside director.

EMPLOYEES
      As of December 31, 2005, at the holding company level, we had approximately 94 regular employees employed, almost all of whom are employed within Korea. As of December 31, 2005, our subsidiaries had approximately 14,311 regular employees, almost all of whom are employed within Korea. In addition, as of December 31, 2005, we had four non-regular employees at the holding company level and approximately 2,932 non-regular employees at the subsidiary level. Of the total number of regular and non-regular employees at both the holding company and subsidiaries, 56.4% were managerial or executive employees. Approximately 4,268 employees at Shinhan Bank, 4,757 employees at Chohung Bank and 275 employees at Jeju Bank were members of Korea Financial Industry Union and 1,200 employees at Good Morning Shinhan Securities were members of Korea Securities Trade Union as of December 31, 2005. In June 2003, our then-proposed acquisition of Chohung Bank encountered opposition from the labor union of Chohung Bank, including through actions such as a strike. In connection with the finalization of our acquisition, our management, together with the managements of Korea Deposit Insurance Corporation and Chohung Bank, reached a written understanding with the labor union of Chohung Bank. Labor related issues relating to Chohung Bank will be resolved through consultation. See “Item 4. Information on the Company — The Merger of Shinhan Bank and Chohung Bank — The Acquisition”. Except for the foregoing, we have not experienced any general employee work stoppages and consider our employee relations to be good.

SHARE OWNERSHIP
      As of June 8, 2006, the persons who are currently our directors or executive officers, as a group, held an aggregate of 5,003,110 shares of our common stock representing approximately 1.39% of our outstanding common stock as of such date. None of these persons individually held more than 1% of our outstanding common stock as of such date.
Stock Options
      The following table is the breakdown of stock options with respect to our common stock that we have granted to our directors and officers, describing the grant dates, positions held by such directors and officers, exercise period, price and the number of options as of March 21, 2006, the date of our last shareholders’ meeting.

		Exercise Period			Number of	Percentage	Number of
				Exercise	Granted	of Shares	Exercised
Name and Position	Grant Date	From	To	Price	Options	Outstanding	Options

				(In Won)		(Percentage)
Shinhan Financial Group
Eung Chan Ra (Chairman of Board of Directors)	5/22/2002	5/23/2004	5/22/2008	W18,910	94,416	0.03%	—
	5/15/2003	5/16/2005	5/15/2009	11,800	95,390	0.03	—
	3/25/2004	3/25/2006	3/25/2009	21,595	100,000	0.03	—
	3/30/2005	3/30/2008	3/29/2012	28,006	100,000	0.03	—
	3/21/2006	3/21/2009	3/20/2013	38,829	120,000	0.03	—
In Ho Lee (President & CEO)	5/22/2002	5/23/2004	5/22/2008	18,910	32,162	0.01	—
	3/21/2006	3/21/2009	3/20/2013	38,829	186,500	0.05	—
Young Hwi Choi (Executive Director)	5/22/2002	5/23/2004	5/22/2008	18,910	47,208	0.02	47,208
	5/15/2003	5/16/2005	5/15/2009	11,800	85,851	0.03	85,851
	3/25/2004	3/25/2006	3/25/2009	21,595	90,000	0.03	—
	3/30/2005	3/30/2008	3/29/2012	28,006	90,000	0.03	—
Il Sup Kim (Outside Director)	3/30/2005	3/30/2008	3/29/2012	28,006	10,000	0.00	—
	3/21/2006	3/21/2009	3/20/2013	38,829	10,000	0.00	—
Sang Yoon Lee (Outside Director)	3/30/2005	3/30/2008	3/29/2012	28,006	10,000	0.00	—
	3/21/2006	3/21/2009	3/20/2013	38,829	10,000	0.00	—
Yoon Soo Yoon (Outside Director)	3/30/2005	3/30/2008	3/29/2012	28,006	10,000	0.00	—
	3/21/2006	3/21/2009	3/20/2013	38,829	10,000	0.00	—
Shee Yul Ryoo (Outside Director)	3/30/2005	3/30/2008	3/29/2012	28,006	10,000	0.00	—
	3/21/2006	3/21/2009	3/20/2013	38,829	10,000	0.00	—
Jae Woo Lee (Chief Operating Officer)	5/22/2002	5/23/2004	5/22/2008	18,910	18,873	0.01	—
	5/15/2003	5/16/2005	5/15/2009	11,800	19,290	0.01	—
	3/25/2004	3/25/2006	3/25/2009	21,595	20,000	0.01	—
	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01	—
	3/21/2006	3/21/2009	3/20/2013	38,829	24,000	0.01	—
Byung Jae Cho (Chief Financial Officer)	3/25/2004	3/25/2006	3/25/2009	21,595	20,000	0.01	—
	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01	—
	3/21/2006	3/21/2009	3/20/2013	38,829	24,000	0.01	—

		Exercise Period			Number of	Percentage	Number of
				Exercise	Granted	of Shares	Exercised
Name and Position	Grant Date	From	To	Price	Options	Outstanding	Options

				(In Won)		(Percentage)
Jin Won Suh (Chief Strategy Officer)	3/25/2004	3/25/2006	3/25/2009	21,595	20,000	0.01	—
	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01	—
	3/21/2006	3/21/2009	3/20/2013	38,829	22,000	0.01	—
Jae Woon Yoon (Group Synergy Officer)	3/21/2006	3/21/2009	3/20/2013	38,829	22,000	0.01	—
Shinhan Bank
Sang Hoon Shin (President & CEO)	5/22/2002	5/23/2004	5/22/2008	18,910	28,325	0.01	—
	5/15/2003	5/16/2005	5/15/2009	11,800	77,160	0.03	—
	3/25/2004	3/25/2006	3/25/2009	21,595	80,000	0.03	—
	3/30/2005	3/30/2008	3/29/2012	28,006	80,000	0.03	—
	3/21/2006	3/21/2009	3/20/2013	38,829	88,000	0.02	—
Jae Ho Cho (Director & Standing Auditor)	3/25/2004	3/25/2006	3/25/2009	21,595	20,000	0.01	—
	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01	—
	3/21/2006	3/21/2009	3/20/2013	38,829	22,000	0.01	—
Hong Hee Chae (Deputy President)	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01	—
	3/21/2006	3/21/2009	3/20/2013	38,829	22,000	0.01	—
Baek Soon Lee (Deputy President)	3/25/2004	3/25/2006	5/15/2009	21,595	20,000	0.00	—
	3/30/2005	3/30/2008	3/25/2009	28,006	20,000	0.01	—
	3/21/2006	3/21/2009	3/29/2012	38,829	24,000	0.01	—
Sang Young Oh (Deputy President)	3/25/2004	3/25/2006	3/25/2009	21,595	15,000	0.01	—
	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01	—
	3/21/2006	3/21/2009	3/20/2013	38,829	22,000	0.01	—
Hyu Won Lee (Deputy President)	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01	—
	3/21/2006	3/21/2009	3/20/2013	38,829	22,000	0.01	—
Sang Woon Choi (Deputy President)	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01	—
	3/21/2006	3/21/2009	3/20/2013	38,829	22,000	0.01	—
Eun Sik Kim (Deputy President)	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01	—
	3/21/2006	3/21/2009	3/20/2013	38,829	22,000	0.01	—
Chang Sung Moon (Deputy President)	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01	—
	3/21/2006	3/21/2009	3/20/2013	38,829	22,000	0.01	—
Won Suk Choi (Deputy President)	3/21/2006	3/21/2009	3/20/2013	38,829	22,000	0.01	—

Shin Sung Kang (Deputy President)	3/21/2006	3/21/2009	3/20/2013	38,829	22,000	0.01	—
Yoon Suk Gong (Deputy President)	3/21/2006	3/21/2009	3/20/2013	38,829	22,000	0.01	—

Nam Lee (Deputy President)	3/21/2006	3/21/2009	3/20/2013	38,829	20,000	0.01	—
Chang Ki Huh (Deputy President)	3/21/2006	3/21/2009	3/20/2013	38,829	20,000	0.01	—

		Exercise Period			Number of	Percentage	Number of
				Exercise	Granted	of Shares	Exercised
Name and Position	Grant Date	From	To	Price	Options	Outstanding	Options

				(In Won)		(Percentage)
Good Morning Shinhan Securities
Woo Keun Lee (Representative Director and Vice Chairman)	3/30/2005	3/30/2008	3/29/2012	28,006	40,000	0.01	—
	3/21/2006	3/21/2009	3/20/2013	38,829	40,000	0.01	—

Dong Girl Lee (President and CEO)	5/22/2002	5/23/2004	5/22/2008	18,910	26,953	0.01
	5/15/2003	5/16/2005	5/15/2009	11,800	30,000	0.01
	3/25/2004	3/25/2006	3/25/2009	21,595	30,000	0.01
	3/30/2005	3/30/2008	3/29/2012	28,006	40,000	0.01
	3/21/2006	3/21/2009	3/20/2013	38,829	48,000	0.01	—
Sung Roh Lee (Statutory auditor)	3/30/2005	3/30/2008	3/29/2012	28,006	15,000	0.00	—
	3/21/2006	3/21/2009	3/20/2013	38,829	15,000	0.00	—
Hyeon Jae Han	3/30/2005	3/30/2008	3/29/2012	28,006	15,000	0.00	—
(Senior Exec. Vice	3/21/2006	3/21/2009	3/20/2013	38,829	15,000	0.00	—
President)
Jin Kook Lee (Senior Exec. Vice President)	3/30/2005	3/30/2008	3/29/2012	28,006	15,000	0.00	—
	3/21/2006	3/21/2009	3/20/2013	38,829	15,000	0.00	—

Chae Young Jung (Senior Exec. Vice President)	3/30/2005	3/30/2008	3/29/2012	28,006	15,000	0.00	—
	3/21/2006	3/21/2009	3/20/2013	38,829	15,000	0.00	—
Yoo Shin Jung (Senior Exec. Vice President)	3/30/2005	3/30/2008	3/29/2012	28,006	15,000	0.00	—

Seok Joong Kim (Senior Exec. Vice President)	3/30/2005	3/30/2008	3/29/2012	28,006	15,000	0.00	—
Shinhan Life Insurance
Dong Woo Han (CEO)	3/21/2006	3/21/2009	3/20/2013	38,829	44,000	0.01	—
Seung Choo Kang (Statutory Auditor)	3/21/2006	3/21/2009	3/20/2013	38,829	16,500	0.00	—

Young Chul Bae (Deputy President)	3/21/2006	3/21/2009	3/20/2013	38,829	15,000	0.00	—
Kun Jong Lee (Deputy President)	3/21/2006	3/21/2009	3/20/2013	38,829	15,000	0.00	—
Byung Chan Lee (Deputy President)	3/21/2006	3/21/2009	3/20/2013	38,829	15,000	0.00	—
Ki Won Kim (Deputy President)	3/21/2006	3/21/2009	3/20/2013	38,829	12,000	0.00	—

Sam Seok Roh (Deputy President)	3/21/2006	3/21/2009	3/20/2013	38,829	12,000	0.00	—

		Exercise Period			Number of	Percentage	Number of
				Exercise	Granted	of Shares	Exercised
Name and Position	Grant Date	From	To	Price	Options	Outstanding	Options

				(In Won)		(Percentage)
Shinhan Card
Sung Kyun Hong (President and CEO)	5/15/2003	5/16/2005	5/15/2009	11,800	4,984	0.00	—
	3/25/2004	3/25/2006	3/24/2009	21,595	27,484	0.01	—
	3/30/2005	3/30/2008	3/29/2012	28,006	40,000	0.01	—
	3/21/2006	3/21/2009	3/20/2013	38,829	44,000	0.01	—
Tae Gyu Lee (Standing Auditor)	5/15/2003	5/16/2005	5/15/2009	11,800	1,661	0.00	—
	3/25/2004	3/25/2006	3/24/2009	21,595	9,161	0.00	—
	3/30/2005	3/30/2008	3/29/2012	28,006	15,000	0.00	—
	3/21/2006	3/21/2009	3/20/2013	38,829	16,500	0.00	—
Sung Won Kim (Executive Deputy CEO)	5/15/2003	5/16/2005	5/15/2009	11,800	1,661	0.00	—
	3/25/2004	3/25/2006	3/24/2009	21,595	9,161	0.00	—
	3/30/2005	3/30/2008	3/29/2012	28,006	15,000	0.00	—
	3/21/2006	3/21/2009	3/20/2013	38,829	15,000	0.00	—
Yoo Yeop Shim (Executive Deputy CEO)	5/15/2003	5/16/2005	5/15/2009	11,800	1,661	0.00	—
	3/25/2004	3/25/2006	3/24/2009	21,595	9,161	0.00	—
	3/30/2005	3/30/2008	3/29/2012	28,006	12,000	0.00	—
	3/21/2006	3/21/2009	3/20/2013	38,829	15,000	0.00	—
Doo Hwan Jun (Executive Deputy CEO)	3/21/2006	3/21/2009	3/20/2013	38,829	15,000	0.00	—
Hee Geon Kim (Executive Deputy CEO)	3/21/2006	3/21/2009	3/20/2013	38,829	15,000	0.00	—

Total					3,026,062	0.84%	133,059

      During 2000 and 2001, a number of our directors and executive officers received options to purchase common stock of Shinhan Bank. However, these options were not converted into options to purchase common stock of our holding company following our holding company restructuring in September 2001. Shinhan Bank was delisted from the Korea Exchange and is currently not listed elsewhere. On March 4, 2004, our shareholders resolved to settle these stock options for cash based on the market price calculated in reference to the market price of the common stock of our holding company. On March 12, 2004, all of our current directors and executive officers who then owned such stock options exercised the cash settlement option and received cash in the aggregate W9,587 million.
      In addition, members of the employee stock ownership association have certain pre-emptive rights in relation to our shares that are publicly offered under the Securities and Exchange Act. As of June 20, 2006, our employee stock ownership association owned 3,497,531 shares of our common stock (including 1,942,052 shares paid for and currently held by us for the benefit of eligible employees subject to certain conditions for grant).

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
MAJOR SHAREHOLDERS
      The following table sets forth certain information relating to the share ownership of our common stock as of December 31, 2005.

	Number of Common	Percentage of Total
Name of Shareholder	Shares Held	Common Shares

Korea Deposit Insurance Corporation(1)	22,360,302	6.22%
Korea National Pension Fund	14,349,146	3.99%
BNP Paribas Luxembourg	13,557,832	3.77%
Euro-Pacific Growth Fund	11,949,400	3.33%
Chohung Bank(2)	8,985,567	2.50%
Capital World Growth	6,756,300	1.88%
NTC-GOV Spore	5,763,090	1.60%
Daekyo	5,344,397	1.49%
Templeton Foreign Fund	5,076,900	1.41%
Fidelity Investment Trust	3,949,840	1.10%

Emerging Market Growth	3,949,090	1.10%

Others	257,165,449	71.61%

Total(3)	359,207,313	100.00%

Notes:

(1)	In April 2006, Korea Deposit Insurance Corporation sold 22,360,302 common shares held by it, representing 6.22% of the total issued shares (or 5.86% of the total issued shares on a fully diluted basis) of our common stock to BNP Paribas and its affiliates and other investors through an after-trading-hours block sale of which 20,124,272 shares were sold to the BNP Paribas group, making the BNP Paribas group our largest shareholder with a total of 33,682,104 common shares, or 9.38% of our total issued common shares. Currently, Korea Deposit Insurance Corporation does not own any of our common stock.

(2)	In June 2004, we acquired 108,438,628 shares of common stock of Chohung Bank that we previously did not own through a cash tender offer and a small-scale share swap pursuant to Korean laws. In connection with the share swap transaction, we issued 14,682,590 new shares of our common stock to the existing shareholders of Chohung Bank in exchange for the shares of Chohung Bank’s common stock, of which 8,985,567 shares of our common stock were issued to Chohung Bank in exchange for its treasury shares. Chohung Bank acquired these treasury shares from its shareholders who dissented to the share swap at Chohung Bank’s shareholders’ meeting pursuant to the exercise by those dissenting shareholders the right to request Chohung Bank to purchase their shares in accordance with Korean law. Following this transaction, the total number of shares of our common stock increased to 309,083,890 shares. Under the Financial Holding Companies Act of Korea, the voting rights relating to the 8,985,567 shares of our common stock currently held by Chohung Bank in treasury are restricted. The newly issued 14,682,590 shares of our common stock were listed on the Stock Market Division of the Korea Exchange in July 2004.

(3)	Includes 10,235,121 shares of our common stock issued in exchange for the equity shares (both common and preferred shares) of Good Morning Shinhan Securities in connection with our obtaining the then minority interest in Good Morning Shinhan Securities in December 2004 through a cash tender offer and a small-scale share swap pursuant to Korean laws, of which 1,444 shares of our common stock was issued to Good Morning Shinhan Securities in exchange for its treasury shares. Good Morning Shinhan Securities acquired these treasury shares from its shareholders who dissented to the share swap at Good

Morning Shinhan Securities’ shareholders’ meeting pursuant to the exercise by those dissenting shareholders the right to request Good Morning Shinhan Securities to purchase their shares in accordance with Korean law. Good Morning Shinhan Securities sold the 1,444 shares of our common stock that it held in March 2005. Following this transaction, the total number of shares of our common stock increased to 319,319,011 shares. The newly issued 10,235,121 shares of our common stock were listed on the Stock Market Division of the Korea Exchange in January 2005.

In November 2005, Korea Deposit Insurance Corporation converted 22,360,302 shares of Redeemable Convertible Preferred Shares into 22,360,302 shares of our common shares, representing 6.22% of the total issued shares (or 5.86% of the total issued shares on a fully diluted basis) of our common stock. This conversion increased the total number of our common shares from 319,319,011 to 341,679,313.

In December 2005, in a series of related transactions, we acquired 100% of Shinhan Life Insurance, an insurance company, through a “small scale share exchange” mechanism provided under applicable Korean law, pursuant to which we issued 17,528,000 new shares of our common stock to the shareholders of Shinhan Life Insurance in exchange for all outstanding common stock of Shinhan Life Insurance held by them for an aggregate purchase price of W612 billion, or W15,300 per share. As part of this share exchange, Shinhan Bank exchanged 5,524,772 shares of common stock of Shinhan Life Insurance previously held by it into 2,420,955 shares of our common stock and Good Morning Shinhan Securities exchanged 464,800 shares of common stock of Shinhan Life Insurance previously held by it into 203,675 shares of our common stock. Similarly, as part of this transaction, Shinhan Life Insurance also exchanged 9,000 shares of its common stock, which Shinhan Life Insurance acquired as a result of the exercise of appraisal rights by dissenting shareholders of Shinhan Life Insurance, into 3,943 shares of our common stock. All of such shares of our common stock received by Shinhan Life Insurance were sold in the market on December 29, 2005.

As of December 31, 2005, we had 11,610,197 treasury shares of our common stock, which were held by Chohung Bank, Shinhan Bank and Good Morning Shinhan Securities. Of such treasury shares, 1,708,050 shares were granted to the employees of the newly merged Shinhan Bank in April 2006 and 916,580 shares were sold in the market in June 2006. As of the date hereof, 8,985,567 treasury shares of our common stock are held by Shinhan Bank which must be disposed of by June 2007 in accordance with the Financial Holding Company Act of Korea. Under the Financial Holding Company Act of Korea, the voting rights on our treasury shares are subject to certain restrictions and the treasury shares must be sold within six months of acquisition with certain exceptions.
      The following table sets forth certain information relating to the share ownership of our Redeemable Preferred Stock as of December 31, 2005.

	Number of Preferred	Percentage of Total
Name of Shareholder	Shares Held	Preferred Shares

Korea Deposit Insurance Corporation	46,583,961	88.59%
Strider Securitization Specialty Co., Ltd.	6,000,000	11.41

Total	52,583,961	100.00%

      In addition, we currently have a total of 22,360,301 shares of convertible Redeemable Preferred Stock outstanding, all of which are owned by Korea Deposit Insurance Corporation.
      Other than those listed above, no other shareholders own more than 1% of our issued and outstanding shares. None of our shareholders have different voting rights.
      Currently, our total authorized share capital is 1,000,000,000 common stock, par value W5,000 per share. As of December 31, 2005, 359,207,313 common shares were issued.
      As of December 31, 2005, the latest date available on which we closed our shareholders’ registry, 738 shareholders of record were in the United States, holding in the aggregate 28.2% of our then total outstanding shares (including Citibank, as the depositary for our global depositary shares, each representing two shares of our common stock).

      In September 2003, we issued 1,864,065 additional shares of our common stock to BNP Paribas. See “— Related Party Transactions” below.
      In December 2005, we issued 17,528,000 additional shares of our common stock to the former shareholders of Shinhan Life Insurance in exchange of 40,000,000 shares, or 100%, of common stock of Shinhan Life Insurance.
RELATED PARTY TRANSACTIONS
      None of our directors or officers have or had any interest in any transactions effected by us that are or were unusual in their nature or conditions or significant to our business which were effected during the current or immediately preceding year or were effected during an earlier year and remain in any respect outstanding or unperformed.
      In December 2001, BNP Paribas acquired 4.00% of our common stock in return for an investment of approximately W155 billion in cash pursuant to an alliance agreement. As of December 31, 2002, BNP Paribas owned 4.00% of our common stock. Under the terms of the alliance agreement, for so long as BNP Paribas does not sell or otherwise transfer (except to any of its wholly-owned subsidiaries) any portion of its ownership interest in our common stock and maintains, after any issuances of new shares by us from time to time, its shareholding percentage of not less than 3.5% of our issued common stock, we are required to call a meeting of our shareholders to recommend that one nominee of BNP Paribas be elected to our board of directors. In addition, under the alliance agreement, BNP Paribas has the right to subscribe for new issuances of our common shares in the event that such new issuances would result in the dilution of the shareholding percentage of BNP Paribas below 3.5%. Although BNP Paribas still owns 4.25% of our common stock, the shareholding percentage (on a diluted basis taking into account our Redeemable Convertible Preferred Stock) of BNP Paribas fell to 3.469% following our acquisition of Chohung Bank and as a result of our issuance of Redeemable Convertible Preferred Stock to Korea Deposit Insurance Corporation as part of the purchase price. BNP Paribas exercised its right to subscribe for new issuances of our common shares under the alliance agreement. As a result, in September 2003, we issued 1,864,065 additional shares of our common stock to BNP Paribas. The alliance agreement further sets forth the parties’ intention to enter into a number joint ventures, in particular in the business areas relating to investment trust management and bancassurance, pursuant to which we have formed Shinhan BNP Paribas Investment Trust Management and SH&C Life Insurance.
      As of December 31, 2005, the outstanding balance of beneficiary certificates invested into Shinhan BNP Paribas Investment Trust were W2,317 billion.
      In April 2006, Korea Deposit Insurance Corporation sold 22,360,302 common shares, representing 6.22% of our total issued common stock (or 5.86% of our total outstanding common stock on a fully diluted basis), held by it to third parties through an after-trading-hours block sale of which 20,124,272 shares or 5.60% of total outstanding common shares were sold to the BNP Paribas group. Following the conversion of the Redeemable Convertible Preferred Shares owned by Korea Deposit Insurance Corporation in April 2006, 90.0% of which was purchased by BNP Paribas and the remaining 10.0% was sold in the market, the BNP Paribas group is currently our largest shareholder with a total of 33,682,104 common shares, or 9.38% of our total issued shares (or 8.83% of our total issued shares on a fully diluted basis, after taking into account 22,360,301 shares of the Redeemable Convertible Preferred Shares currently owned by Korea Deposit Insurance Corporation).
      In December 2005, in a series of related transactions, we acquired 100% of Shinhan Life Insurance, an insurance company, through a “small scale share exchange” mechanism provided under applicable Korean law, pursuant to which we issued 17,528,000 new shares of our common stock to the shareholders of Shinhan Life Insurance in exchange for all outstanding common stock of Shinhan Life Insurance held by them for an aggregate purchase price of W612 billion, or W15,300 per share. As part of this share exchange, Shinhan Bank exchanged 5,524,772 shares of common stock of Shinhan Life Insurance previously held by it into 2,420,955 shares of our common stock and Good Morning Shinhan Securities exchanged 464,800 shares of common stock of Shinhan Life Insurance previously held by it into 203,675 shares of our common stock. Similarly, as part of this transaction, Shinhan Life Insurance also exchanged 9,000 shares of its common stock, which Shinhan Life Insurance acquired as a result of the exercise of appraisal rights by dissenting shareholders of Shinhan Life Insurance, into 3,943 shares of our common stock. All of such shares of our common stock received by Shinhan Life Insurance were sold in the market on December 29, 2005.
      As of May 31, 2006, we had principal loans outstanding to our directors, executive officers and their affiliates in the principal amount of W167 billion, which were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.
      In April 2006, the newly merged Shinhan Bank granted 1,708,050 shares of 2,420,955 treasury shares of our common stock held by it to its employees in accordance with the Financial Holding Company Act of Korea, which requires that the treasury shares must be disposed of within six months of acquisition. A total of 916,580 treasury shares of our common stock were sold in the market in June 2006, consisting of 712,905 ungranted treasury shares held by Shinhan Bank and 203,675 shares held by Good Morning Shinhan Securities.

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
      In October 2001, the trustees of the TRA Rights Trust (as sole successor in interest to Seagate) instituted litigation against several defendants, including Shinhan Bank. The plaintiff argued that Shinhan Bank is jointly and severally liable for damages as it had actively participated in certain financing activities that contributed to the fraudulent inflation of the revenues, income and assets as reflected in the financial statements of L&H Korea, a principal subsidiary of Lernout & Hauspie (“L&H”). The plaintiff seeks damages for the impact of the fraud on the price of L&H shares and, in particular, treble damages in the amount of approximately US$167 million under Racketeer Influenced and Corrupt Organizations, one of its alleged causes of claim ( “Filler Case”).

      In April 2001, L&H also lodged a criminal complaint with the prosecutor’s office in Korea against one of Shinhan Bank’s branch managers, along with branch managers of other Korean banks, alleging aiding and abetting a criminal act of fraud in connection with this matter. The branch managers were subsequently found not guilty and the criminal complaint was dismissed on February 20, 2002.
      In addition, in November 2001, Stonington Partners Inc., Stonington Capital Appreciation 1994 Fund L.P. and Stonington Holdings, L.L.C., the former shareholders of L&H, instituted litigation against several defendants, including Shinhan Bank, alleging the same causes of action against Shinhan Bank under the same operative facts as the above-described litigation. (“Stonington Case”) These plaintiffs seek compensatory damages for the impact of the fraud on the price of L&H shares, and punitive damages to be determined at trial. Alleging the same cause of action, Janet Baker, James Baker, JKBaker LLC and JMBaker LLC also instituted litigation against several defendants, including Shinhan Bank, in March 2002. (“Baker Case”) However, the plaintiffs of the latter two cases withdrew their claims filed in the State of Massachusetts in September 2002 recognizing the lack of jurisdiction. In October 2002, the plaintiffs in the Baker Case and the Stonington Case brought their complaints to the State of New York. In June 2003, the court dismissed the Stonington Case in its entirety on procedural grounds. As for the Baker Case and the Filler Case, the court ruled that the plaintiffs could not claim damages under the RICO Act and the securities laws of the United States and subsequently dismissed such complaint. The common law fraud claims survived the dismissal but, in October 2004, the court issued its final decision generally in favor of the defendants. In February 2002, the plaintiffs appealed this decision, and in December 2005, the appellate court affirmed the decision of the lower court, and the plaintiffs did not appeal this decision within the statutory time limit. Accordingly, we believe that the lawsuits described above have been concluded.
      In addition to the proceedings described above, Chohung Bank also claimed sovereign immunity from these lawsuits reinstituted in the courts of the State of New York on the ground that Korea Deposit Insurance Corporation, an entity controlled by the Korean government, owned and controlled Chohung Bank at the time this cause of action arose. In early 2003, the court granted judgment in favor of Chohung Bank on the grounds that Chohung Bank is entitled to sovereign immunity under the Foreign Sovereign Immunity Act. In July 2003, these rulings were overturned by the court, to which we subsequently appealed. A hearing was held on April 2, 2004 to review this appeal but the court dismissed the appeal in August 2004. As a result, Chohung Bank were rejoined as parties to these lawsuits. However, due to the conclusion of the underlying proceedings as described above, Chohung Bank’s sovereign immunity claims also have been concluded.
      In addition, in August 2005, Scott L. Baena, as the trustee of L&H, also instituted litigation (the “Baena Case”) in the Southern District of New York against several defendants, including Shinhan Bank and Chohung Bank, alleging substantially the same causes of action against Shinhan Bank and Chohung Bank under the same operative facts as the Baker Case, the Filler Case and the Stonington Case for a damage claim of US$50 million. No assurances can be given the court will rule in favor of the defendants in the Baena Case.
      We believe that the transactions with L&H Korea were conducted in the ordinary course of our banking practices, where the transaction involved a customary secured lending without any financing for receivables. We intend to vigorously defend against any additional claims or appeals.

ITEM 9.	THE OFFER AND LISTING
MARKET PRICE INFORMATION AND TRADING MARKET
Market Prices of Common Stock and ADSs
      Shares of our common stock were listed on the Korea Exchange on September 10, 2001. The Korea Exchange is the principal trading market for our shares of common stock. As of the date hereof, we have 359,207,313 shares of common stock issued (including 8,985,567 shares of common stock held in the form of treasury shares). Our American depositary shares have been listed on the New York Stock Exchange since September 16, 2003 and are identified by the symbol “SHG”. The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Korea Exchange for our common stock since September 10, 2001, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our American depositary shares since September 16, 2003.

	Korea Exchange				New York Stock Exchange

	Closing Price per				Closing Price per
	Common Stock				ADS
				Average Daily			Average Daily
	High	Low		Trading Volume	High	Low	Trading Volume

				(Shares)			(ADSs)
2001 (from September 10)	W17,550	W	9,400	1,654,506	—	—	—
Third Quarter (from September 10)	11,650		9,400	1,180,076	—	—	—
Fourth Quarter	17,550		10,100	1,771,170	—	—	—
2002	20,600		11,450	1,639,306	—	—	—
First Quarter	20,450		16,300	2,050,143	—	—	—
Second Quarter	20,600		16,150	1,745,556	—	—	—
Third Quarter	18,150		13,850	1,152,088	—	—	—
Fourth Quarter	14,650		11,450	1,631,030	—	—	—
2003	19,700		9,500	1,408,358	—	—	—
First Quarter	13,650		9,500	1,504,051	—	—	—
Second Quarter	13,900		10,100	1,592,993	—	—	—
Third Quarter(1)	18,300		12,500	1,341,422	$31.40	$27.40	2,944
Fourth Quarter	19,700		15,650	1,200,222	32.75	27.70	2,900
2004	23,400		15,200	1,372,443	45.65	26.50	6,039
First Quarter	23,050		18,000	1,894,713	39.63	30.80	6,566
Second Quarter	21,250		15,700	1,355,687	40.80	27.60	5,111
Third Quarter	23,400		15,200	1,154,295	37.20	26.50	6,798
Fourth Quarter	23,750		20,500	1,117,511	45.65	35.90	5,655
2005	43,100		24,100	1,210,054	74.31	51.78	14,419
First Quarter	29,750		26,944	1,348,839	53.53	52.72	13,916
Second Quarter	27,650		24,100	1,054,949	52.54	51.78	10,238
Third Quarter	37,200		31,574	1,184,651	62.33	61.50	11,994
Fourth Quarter	43,100		38,187	1,256,327	74.31	73.38	21,617
2006 (through June 23)	49,500		36,500	1,601,332	106.60	73.01	33,128
January	42,300		37,700	1,164,508	86.55	76.50	34,765
February	41,650		38,100	1,280,464	86.90	78.66	35,279
March	43,700		36,500	1,923,926	88.50	73.01	36,643
April	47,850		43,450	2,511,118	99.69	89.51	21,816
May	49,500		43,000	1,417,193	106.60	88.50	35,668
June (through June 23)	45,250		39,750	1,225,124	95.48	80.15	33,394

Source: Korea Exchange; New York Stock Exchange

(1)	Trading of our American depositary shares on the New York Stock Exchange commenced on September 16, 2003.

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
      Even though the Korea Stock and Futures Exchange Act prescribed that the Korea Exchange be established in a form of a limited liability stock company, the Korea Exchange is expected to play a public role as a public organization. In order to safeguard against a possible conflict, the Korea Stock and Futures Exchange Act placed restrictions on the ownership and operation of the Korea Exchange as follows:

•	Any person’s ownership of shares in the Korea Exchange is limited to 5% or less except for an investment trust company or investment company established under the Act on Business of Operating Indirect Investment and Assets, or the Korean government. However, upon prior approval from the Financial Supervisory Commission, more than 5% ownership in Korea Exchange is permitted if necessary for forming strategic alliance with a foreign stock or futures exchange;

•	The number of outside directors on the board of directors of the Korea Exchange shall be more than half of the total number of directors;

•	Any amendment to the Articles of Incorporation, transfer or consolidation of business, spin off, stock swap in its entirety or transfer of shares in its entirety of the Korea Exchange will receive prior approval from the Minister of the Ministry of Finance and Economy; and

•	In the event the Minister of the Ministry of Finance and Economy determines that the chief executive officer of the Korea Exchange is not appropriate for the position, the Minister of the Ministry of Finance and Economy can request the Korea Exchange upon reasonable cause, within one month from the chief executive officer’s election, to dismiss the chief executive officer. Subsequently, the chief executive officer will be suspended from performing his duties and the Korea Exchange will elect a new chief executive officer within two months from the request.
      As of June 23, 2006, the aggregate market value of equity securities listed on the Stock Market Division of the Korea Exchange was approximately W600 trillion. The average daily trading volume of equity securities for 2005 was approximately 468 million shares with an average transaction value of W3.2 trillion.
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
      Historical movements in KOSPI are set out in the following.

	Opening	High	Low	Closing

1980	100.00	119.36	100.00	106.87
1981	97.95	165.95	93.14	131.37
1982	123.60	134.49	106.00	127.31
1983	122.52	134.46	115.59	121.21
1984	116.73	142.46	114.37	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006 (through June 23)	1,383.32	1,464.70	1,192.09	1,228.62

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

		Total Market Capitalization			Average Daily Trading Volume, Value
	Number of
	Listed	(Millions of		(Thousands of	Thousands of	(Millions of		(Thousands of
Year	Companies	Won)		Dollars)(1)	Shares	Won)		Dollars)(1)

1979	355	W	2,609,414	$5,391,351	5,382	W	4,579	$4,641
1980	352		2,526,553	3,828,691	5,654		3,897	5,905
1981	343		2,959,057	4,224,207	10,565		8,708	12,433
1982	334		3,000,494	4,407,711	9,704		6,667	8,904
1983	328		3,489,654	4,386,743	9,325		5,941	7,468
1984	336		5,148,460	6,222,456	14,847		10,642	12,862
1985	342		6,570,404	7,380,818	18,925		12,315	13,834
1986	355		11,994,233	13,924,115	31,755		32,870	38,159
1987	389		26,172,174	33,033,162	20,353		70,185	88,584
1988	502		64,543,685	94,348,318	10,367		198,364	289,963
1989	626		95,476,774	140,489,660	11,757		280,967	414,431
1990	669		79,019,676	110,301,055	10,866		183,692	256,500
1991	686		73,117,833	96,182,364	14,022		214,263	281,850
1992	688		84,711,982	107,502,515	24,028		308,246	391,175
1993	693		112,665,260	139,419,948	35,130		574,048	676,954
1994	699		151,217,231	191,729,721	36,862		776,257	984,223
1995	721		141,151,399	182,201,367	26,130		487,762	629,614
1996	760		117,369,988	139,031,021	26,571		486,834	575,733
1997	776		70,988,897	50,161,742	41,525		555,759	392,707
1998	748		137,798,451	114,090,455	97,716		660,429	471,432
1999	725		349,503,966	305,137,040	278,551		3,481,620	3,039,654
2000	704		188,041,490	148,393,204	306,154		2,602,159	2,053,796
2001	589		255,850,070	192,934,221	473,241		1,947,420	1,506,236
2002	683		258,680,756	215,445,465	857,245		3,041,598	2,533,820
2003	684		355,362,626	298,121,331	542,010		2,216,636	1,859,594
2004	683		412,588,139	398,597,371	372,895		2,232,109	2,156,419
2005	702		655,074,514	648,588,628	467,629		3,157,662	3,126,398
2006 (through June 23)	717		599,889,895	627,631,194	337,652		4,111,859	4,302,007

Source: The Korea Exchange
Note:

(1)	Converted at the Market Average Exchange Rate at the end of the periods indicated.
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
      Starting from May 1, 1996, foreign investors were permitted to invest in warrants representing the right to subscribe for shares of a company listed on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange, subject to certain investment limitations. A foreign investor may not acquire warrants with respect to the class of shares of a company for which the ceiling on aggregate investment by foreigners has been reached or exceeded.
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
      As the cash deposited with a securities company is regarded as belonging to the securities company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the securities company if a bankruptcy or reorganization procedure is instituted against the securities company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that the Korea Deposit Insurance Corporation will, upon the request of the investors, pay each investor up to W50 million per financial institution in case of the securities company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. The premiums related to this insurance are paid by securities companies. Pursuant to the Securities and Exchange Act, as amended, securities companies are required to deposit the cash received from its customers with the Korea Securities Finance Corporation, a special entity established pursuant to the Securities and Exchange Act. Set-off or attachment of cash deposits by securities companies with the Korea Securities Finance Corporation is prohibited. In addition, in the event of bankruptcy or dissolution of the securities company, the cash so deposited shall be withdrawn and paid to the customer prior to payment to other creditors of the securities company.

ITEM 10.	ADDITIONAL INFORMATION
ARTICLES OF INCORPORATION
Description of Capital Stock
      This section provides information relating to our capital stock, including brief summaries of material provisions of our Articles of Incorporation, the Korean Commercial Code, the Securities and Exchange Act, the Financial Holding Companies Act and certain related laws of Korea, all as currently in effect. The following summaries are intended to provide only summaries and are subject to the full text of the Articles of Incorporation and the applicable provisions of the Securities and Exchange Act, the Korean Commercial Code, and certain other related laws of Korea.

General
      As of December 31, 2005, our authorized share capital is 1,000,000,000 shares. Our Articles of Incorporation provide that we are authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares of common stock. Furthermore, through an amendment of the Articles of Incorporation, we have created new classes of shares, in addition to the common shares and the preferred shares. See “— Description of Redeemable Preferred Stock”. As of December 31, 2003, 2004 and 2005, 294,401,300 shares, 319,319,011 shares and 359,207,313 shares, respectively, of common stock were issued. Of these amounts, as of December 31, 2003, 2004 and 2005, we held 29,986,159 shares, 8,998,017 shares and 11,610,335 shares, respectively, of common stock as treasury shares. All of the 1,444 treasury shares held by Good Morning Shinhan Securities were sold in March 2005.
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
      In December 2004, we acquired the then minority interest in Good Morning Shinhan Securities that we previously did not own through a cash tender offer and a small-scale share swap pursuant to Korean laws. In connection with this share swap transaction, we issued 10,235,121 new shares of our common stock to the existing shareholders of Good Morning Shinhan Securities in exchange for the equity shares (both common and preferred shares) of Good Morning Shinhan Securities, of which 1,444 shares of our common stock was issued to Good Morning Shinhan Securities in exchange for its treasury shares. Good Morning Shinhan Securities acquired these treasury shares from its shareholders who dissented to the share swap at Good Morning Shinhan Securities’ shareholders’ meeting pursuant to the exercise by those dissenting shareholders the right to request Good Morning Shinhan Securities to purchase their shares in accordance with Korean law. Good Morning Shinhan Securities sold the 1,444 shares of our common stock that it held in March 2005. Following this transaction, the total number of shares of our common stock increased to 319,319,011 shares. The newly issued 10,235,121 shares of our common stock were listed on the Stock Market Division of the Korea Exchange in January 2005.
      In November 2005, Korea Deposit Insurance Corporation converted 22,360,302 shares of Redeemable Convertible Preferred Shares into 22,360,302 shares of our common shares, representing 6.22% of our total issued common shares (or 5.86% of our total issued common shares on a fully diluted basis). This conversion increased the total number of our common shares from 319,319,011 to 341,679,313.

      In December 2005, in a series of related transactions, we acquired 100% of Shinhan Life Insurance, an insurance company, through a “small scale share exchange” mechanism provided under applicable Korean law, pursuant to which we issued 17,528,000 new shares of our common stock to the shareholders of Shinhan Life Insurance in exchange for all outstanding common stock of Shinhan Life Insurance held by them for an aggregate purchase price of W612 billion, or W15,300 per share. As part of this share exchange, Shinhan Bank exchanged 5,524,772 shares of common stock of Shinhan Life Insurance previously held by it into 2,420,955 shares of our common stock and Good Morning Shinhan Securities exchanged 464,800 shares of common stock of Shinhan Life Insurance previously held by it into 203,675 shares of our common stock. Similarly, as part of this transaction, Shinhan Life Insurance also exchanged 9,000 shares of its common stock, which Shinhan Life Insurance acquired as a result of the exercise of appraisal rights by dissenting shareholders of Shinhan Life Insurance, into 3,943 shares of our common stock. All of such shares of our common stock received by Shinhan Life Insurance were sold in the market on December 29, 2005.
      As of December 31, 2005, there were 11,610,197 shares of our treasury shares, which were held by Chohung Bank, Shinhan Bank and Good Morning Shinhan Securities. Of such treasury shares, 1,708,050 shares were granted to the employees of the newly merged Shinhan Bank in April 2005 and 916,580 shares were sold in the market in June 2006. As a result, there are currently 8,985,567 shares of our treasury shares, which are held by Shinhan Bank in connection with the merger of Shinhan Bank and Chohung Bank and which must be disposed of by June 2007 in accordance with the Financial Holding Company Act of Korea.
      Other than the Redeemable Preferred Stock and the Redeemable Convertible Preferred Stock discussed below, no shares of preferred stock were issued and outstanding as of December 31, 2005. All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form. As of the date hereof, our authorized but unissued share capital consists of 565,848,425 shares. We may issue the unissued shares without further shareholder approval but subject to a board resolution as provided in the Articles of Incorporation. See “— Preemptive Rights and Issuance of Additional Shares” and “— Distribution of Free Shares”. Share certificates are issued in denominations of one, five, ten, 50, 100, 500, 1,000 and 10,000 shares.

Dividends
      Dividends are distributed to shareholders in proportion to the number of shares of the relevant class of capital stock owned by each shareholder following approval by the shareholders at an annual general meeting of shareholders. We pay full annual dividends on newly issued shares (such as the shares representing the American depositary shares) for the year in which the new shares are issued. We declare our dividend annually at the annual general meeting of shareholders which is held within three months after the end of the fiscal year. The annual dividend must be paid to the shareholders of record as of the end of the preceding fiscal year within one month after the annual general meeting. Annual dividends may be distributed either in cash or in shares provided that shares must be distributed at par value and, if the market price of the shares is less than their par value, dividends in shares may not exceed one-half of the annual dividend. Under the Korean Commercial Code we do not have an obligation to pay any annual dividend unclaimed for five years from the scheduled payment date.
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
      Under the Korean Commercial Code, an interim dividend shall not be more than the net assets on the balance sheet of the immediately preceding fiscal period, after deducting (i) the capital of the immediately preceding fiscal period, (ii) the sum of the capital reserve and legal reserve accumulated up to the immediately preceding fiscal period, (iii) the amount of earnings for dividend payment approved at the general shareholders’ meeting of the immediately preceding fiscal period, (iv) other special reserves accumulated up to the immediately preceding fiscal period, either pursuant to the provisions of our Articles of

Incorporation or to the resolution of the general meeting of shareholders, and (v) amount of legal reserve that should be set aside for the current fiscal period following the interim dividend payment.
      The Financial Holding Companies Act and the regulations thereunder provide that a financial holding company shall not pay an annual dividend unless it has set aside as its legal reserve an amount equal to at least one-tenth of its net income after tax and shall set aside such amount as its legal reserve until its legal reserve reaches at least the aggregate amount of its stated capital.
      For information regarding Korean taxes on dividends, see “— Taxation — Korean Taxation”.

Distribution of Free Shares
      In addition to permitting dividends in the form of shares to be paid out of retained or current earnings, the Korean Commercial Code permits a company to distribute to its shareholders, in the form of free shares, an amount transferred from the capital surplus or legal reserve to stated capital. These free shares must be distributed to all of the shareholders pro rata. Our Articles of Incorporation require the same types of preferred shares to be distributed to the holders of preferred shares in case of distribution of free shares. For information regarding the treatment under Korean tax laws of free share distributions, see “— Taxation — Korean Taxation — Dividends on Shares of Common Stock or American Depositary Shares”. Holders of American depositary receipts will be able to participate in distributions of free shares to the extent described in “Item 12. Description of Securities other than Equity Securities — Description of the American Depositary Receipts — American Depositary Shares — Dividends and Distributions”.

Preemptive Rights and Issuance of Additional Shares
      Unless otherwise provided in the Korean Commercial Code, a company may issue authorized but unissued shares at such times and upon such terms as the board of directors of the company may determine. The company must offer the new shares on uniform terms to all shareholders who have preemptive rights and who are listed on the shareholders’ register as of the record date. Our shareholders are entitled to subscribe for any newly issued shares in proportion to their existing shareholdings. However, as provided in the Articles of Incorporation, we may issue new shares by resolution of board of directors to persons other than existing shareholders if those shares are (1) publicly offered pursuant to relevant provisions of the Securities and Exchange Act (where the number of such shares so offered may not exceed 50% of our total number of issued and outstanding shares); (2) preferentially allocated to the members of our employee stock ownership association pursuant to relevant provisions of the Securities and Exchange Act; (3) issued for the purpose of issuing depositary receipts pursuant to relevant provisions of the Securities and Exchange Act (where the number of such shares so issued may not exceed 50% of our total number of issued and outstanding shares); (4) issued to directors or employees as a result of exercise of stock options we granted to them pursuant to the Securities and Exchange Act; (5) issued to a securities investment company authorized to exclusively engage in the financial business pursuant to the Financial Holding Companies Act; or (6) issued to any specified foreign investors, foreign or domestic financial institutions or alliance companies for operational needs such as introduction of advanced financial technology, improvement of its or subsidiaries’ financial structure and funding or strategic alliance (where such number of shares so issued may not exceed 50% of our total number of issued and outstanding shares). Under the Korean Commercial Code, a company may vary, without stockholders’ approval, the terms of such preemptive rights for different classes of shares. Public notice of the preemptive rights to new shares and the transferability thereof must be given not less than two weeks (excluding the period during which the shareholders’ register is closed) prior to the record date. We will notify the shareholders who are entitled to subscribe for newly issued shares of the deadline for subscription at least two weeks prior to the deadline. If a shareholder fails to subscribe on or before such deadline, the shareholder’s preemptive rights will lapse. Our board of directors may determine how to distribute shares in respect of which preemptive rights have not been exercised or where fractions of shares occur.
      Under the Securities and Exchange Act, members of a company’s employee stock ownership association, whether or not they are shareholders, have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered pursuant to the Securities and Exchange Act. However, this right is exercisable only to the extent that the total number of shares so acquired and held by such members does not exceed 20% of the total number of shares to be newly issued and shares then outstanding. As of the date hereof, our employee stock ownership association owns 2,785,683 shares of our common stock.

General Meeting of Shareholders
      There are two types of general meetings of shareholders: annual general meetings and extraordinary general meetings. We are required to convene our annual general meeting within three months after the end of each fiscal year. Subject to a board resolution or court approval, an extraordinary general meeting of shareholders may be held when necessary or at the request of the holders of an aggregate of 3% or more of our outstanding common shares or at the request of our audit committee. In addition, under the Securities and Exchange Act of Korea, an extraordinary general meeting of shareholders may be held at the request of the shareholders holding shares for at least 6 months of an aggregate of 3% (1.5% in case of a listed company whose capital at the end of the latest operating year is W100 billion or more) or more of the outstanding shares with voting rights of the company, subject to a board resolution or court approval. Notwithstanding the regulation, the Korean Supreme Court has ruled that the 6 months holding period is not necessary for the shareholders to exercise its right to call the extraordinary general meeting of the shareholders. Furthermore, under the Financial Holding Companies Act of Korea, an extraordinary general meeting of shareholders may be held at the request of the shareholders holding shares for at least 6 months of an aggregate of 1.5% (0.75% in the case of a financial holding company (i) whose total assets at the end of the latest fiscal year is W5 trillion or more and (ii) who is in control of two or more subsidiaries, each with total assets of W2 trillion or more) or more of the outstanding shares of the company, subject to a board resolution or court approval. Holders of non-voting shares may be entitled to request a general meeting of shareholders only to the extent the non-voting shares have become enfranchised as described under “— Voting Rights” below (hereinafter referred to as “enfranchised non-voting shares”). Meeting agendas are determined by the board of directors or proposed by holders of an aggregate of 3% or more of the outstanding shares with voting rights by way of a written proposal to the board of directors at least six weeks prior to the meeting. In addition, under the Securities and Exchange Act, the meeting agenda may be proposed by the shareholders holding shares for at least 6 months of an aggregate of 1% (0.5% in the case of a listed company whose capital at the end of the latest operating year is W100 billion or more) or more of the outstanding shares of the company. Furthermore, under the Financial Holding Companies Act, the meeting agenda may be proposed by the shareholders holding shares for at least 6 months of an aggregate of 0.5% (0.25% in the case of a financial holding company (i) whose total assets at the end of the latest fiscal year is W5 trillion or more and (ii) who is in control of two or more subsidiaries, each with total assets of W2 trillion or more) or more of the outstanding shares of the company. Written notices stating the date, place and agenda of the meeting must be given to the shareholders at least two weeks prior to the date of the general meeting of shareholders; provided, that, notice may be given to holders of 1% or less of the total number of issued and outstanding shares which are entitled to vote, by placing at least two public notices at least two weeks in advance of the meeting in at least two daily newspapers. Currently, we use The Korea Economic Daily and Maeil Business Newspaper for the publication of such notices. Shareholders who are not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders, and they are not entitled to attend or vote at such meeting. Holders of enfranchised non-voting shares who are on the shareholders’ register as of the record date are entitled to receive notice of the general meeting of shareholders and they are entitled to attend and vote at such meeting. Otherwise, holders of non-voting shares are not entitled to receive notice of or vote at general meetings of shareholders.
      The general meeting of shareholders is held at our executive office (which is our registered executive office) or, if necessary, may be held anywhere in the vicinity of our executive office.

Voting Rights
      Holders of common shares are entitled to one vote for each share. However, voting rights with respect to common shares that we hold and common shares that are held by a corporate shareholder, more than one-tenth of the outstanding capital stock of which is directly or indirectly owned by us, may not be exercised.

Unless stated otherwise in a company’s Articles of Incorporation, the Korean Commercial Code permits holders of an aggregate of 3% (1% under the Securities and Exchange Act, in case of a company whose total capital as at the end of the latest fiscal year is W2 trillion or more) or more of the outstanding shares with voting rights to request cumulative voting when electing two or more directors. Our Articles of Incorporation currently do not prohibit cumulative voting. The Korean Commercial Code and our Articles of Incorporation provide that an ordinary resolution may be adopted if approval is obtained from the holders of at least a majority of those common shares present or represented at such meeting and such majority also represents at least one-fourth of the total of our issued and outstanding common shares. Holders of non-voting shares (other than enfranchised non-voting shares) are not entitled to vote on any resolution or to receive notice of any general meeting of shareholders unless the agenda of the meeting includes consideration of a resolution on which such holders are entitled to vote. If our general shareholders’ meeting resolves not to pay to holders of preferred shares the annual dividend as determined by the board of directors at the time of issuance of such shares, the holders of preferred shares will be entitled to exercise voting rights from the general shareholders’ meeting immediately following the meeting adopting such resolution until the end of the meeting to declare to pay such dividend with respect to the preferred shares. Holders of such enfranchised preferred shares have the same rights as holders of common shares to request, receive notice of, attend and vote at a general meeting of shareholders.
      The Korean Commercial Code provides that to amend the Articles of Incorporation (which is also required for any change to the authorized share capital of the company) and in certain other instances, including removal of a director of a company, dissolution, merger or consolidation of a company, transfer of the whole or a significant part of the business of a company, acquisition of all of the business of any other company or issuance of new shares at a price lower than their par value, a special resolution must be adopted by the approval of the holders of at least two-thirds of those shares present or represented at such meeting and such special majority must also represent at least one-third of the total issued and outstanding shares with voting rights of the company.
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
      A shareholder may exercise his voting rights by proxy given to another shareholder. If a particular shareholder intends to obtain proxy from another shareholder, a reference document specified by the Financial Supervisory Service must be sent to the shareholder giving proxy, with a copy furnished to the company’s executive office or the branch office, transfer agent and the Financial Supervisory Commission. The proxy must present the power of attorney prior to the start of the general meeting of shareholders.

Rights of Dissenting Shareholders
      Pursuant to the Securities and Exchange Act, in certain limited circumstances (including, without limitation, if we transfer all or any significant part of our business or if we merge or consolidate with another company), dissenting holders of shares have the right to require us to purchase their shares. Pursuant to the Financial Holding Companies Act, the Securities and Exchange Act and the Korean Commercial Code, if a financial holding company acquires a new direct or indirect subsidiary through the exchange or transfer of shares, the dissenting holders of such shares have the right to require us to purchase their shares. To exercise such a right, shareholders must submit to us a written notice of their intention to dissent prior to the general meeting of shareholders. Within 20 days (or 10 days under certain circumstances according to the Financial Holding Companies Act) after the date on which the relevant resolution is passed at such meeting, such dissenting shareholders must request in writing that we purchase their shares. We are obligated to purchase the shares of dissenting shareholders within one month after the end of such request period at a price to be determined by negotiation between the shareholder and us. If we cannot agree on a price with the shareholder through such negotiations, the purchase price will be the arithmetic mean of (1) the weighted average of the daily closing share prices on the Stock Market Division of the Korea Exchange for two months prior to the date of the adoption of the relevant board of directors’ resolution, (2) the weighted average of the daily closing share prices on the Stock Market Division of the Korea Exchange for one month prior to the date of the adoption of the relevant board of directors’ resolution and (3) the weighted average of the daily closing share prices on the Stock Market Division of the Korea Exchange for one week prior to the date of the adoption of the relevant board of directors’ resolution. However, the Financial Supervisory Commission may adjust such price if we or at least 30% of the dissenting shareholders who requested purchase of their shares do not accept such purchase price.

Register of Shareholders and Record Dates
      We maintain the register of our shareholders at our transfer agent’s in Seoul, Korea. Korea Securities Depository as our transfer agent, registers transfers of shares on the register of shareholders upon presentation of the share certificates.
      The record date for annual dividends is December 31. For the purpose of determining the holders of shares entitled to annual dividends, the register of shareholders may be closed for the period from January 1 of each year up to January 15 of such year. Further, the Korean Commercial Code and the Articles of Incorporation permit us upon at least two weeks’ public notice to set a record date and/or close the register of shareholders for not more than three months for the purpose of determining the shareholders entitled to certain rights pertaining to the shares. The trading of shares and the delivery of certificates in respect thereof may continue while the register of shareholders is closed.

Description of Redeemable Preferred Stock

Description of Series 1/2/3/4/5 Redeemable Preferred Stock
      On July 9, 2003, our board of directors authorized the issuance of 46,583,961 redeemable preferred shares of non-voting stock (“Redeemable Preferred Stock”). The Redeemable Preferred Stock consist of 9,316,792 shares of Series 1 Redeemable Preferred Stock, 9,316,792 shares of Series 2 Redeemable Preferred Stock, 9,316,792 shares of Series 3 Redeemable Preferred Stock, 9,316,792 shares of Series 4 Redeemable Preferred Stock and 9,316,793 shares of Series 5 Redeemable Preferred Stock. All of the Redeemable Preferred Stock are issued in registered form and subscribed by the Korea Deposit Insurance Corporation.
      The dividends on each share of the Redeemable Preferred Stock are (i) for the fiscal year 2003, an amount equal to 4.04% of the subscription price per share multiplied by the number of days elapsed from the date of issuance to December 31, 2003 and divided by 365 and (ii) thereafter, an amount equal to 4.04% of the subscription price per share. The dividends on such Redeemable Preferred Stock rank senior to the dividends on the common shares. If in any fiscal year we do not pay any dividend as provided above, the holders of the Redeemable Preferred Stock are entitled to receive such accumulated unpaid dividend prior to the holders of our common shares from the dividends payable in respect of the next fiscal year. If dividends are not paid to the holders of Redeemable Preferred Stock, the Redeemable Preferred Stock becomes enfranchised. See “— Voting Rights”.
      The Redeemable Preferred Stock is subject to redemption as set forth below. The redemption periods for each class of the Redeemable Preferred Stock are (i) for Series 1 Redeemable Preferred Stock, from the first anniversary of the issuance date until the third anniversary of the issuance date; (ii) for Series 2 Redeemable Preferred Stock, from the second anniversary of the issuance date until the fourth anniversary of the issuance date; (iii) for Series 3 Redeemable Preferred Stock, from the third anniversary of the issuance date until the fifth anniversary of the issuance date; (iv) for Series 4 Redeemable Preferred Stock, from the fourth anniversary of the issuance date until the sixth anniversary of the issuance date; and (v) for Series 5 Redeemable Preferred Stock, from the fifth anniversary of the issuance date until the seventh anniversary of the issuance date; provided that, if the shares of Redeemable Preferred Stock are not redeemed in full within the redemption period or the dividends to the Redeemable Preferred Stock are not paid in full, the redemption period shall be extended until the shares of Redeemable Preferred Stock are redeemed in full.

      We are obligated to redeem any outstanding Redeemable Preferred Stock at the end of the relevant redemption period to the extent that distributable profits are available for such redemption. Furthermore, we may, at our option, elect to redeem all or part of any outstanding shares of the Redeemable Preferred Stock at any time during the redemption period to the extent that distributable profits are available for such redemption.

Description of Redeemable Convertible Preferred Stock
      On July 9, 2003, our board of directors authorized the issuance of 44,720,603 shares of redeemable convertible non-voting preferred stock (“Redeemable Convertible Preferred Stock”). All of our Redeemable Convertible Preferred Stock is issued in registered form and subscribed by the Korea Deposit Insurance Corporation.
      The dividends on each share of our Redeemable Convertible Preferred Stock are (i) for the fiscal year 2003, an amount equal to 2.02% of the subscription price per share multiplied by the number of days elapsed from the date of issuance to December 31, 2003 and divided by 365 and (ii) thereafter, an amount equal to 2.02% of the subscription price per share. The dividends on such Redeemable Convertible Preferred Stock rank senior to the dividends on the common shares. If in any fiscal year we do not pay any dividend as provided above, the holders of our Redeemable Convertible Preferred Stock are entitled to receive such accumulated unpaid dividend prior to the holders of our common shares from the dividends payable in respect of the next fiscal year. If dividends are not paid to the holders of Redeemable Convertible Preferred Stock, the Redeemable Convertible Preferred Stock becomes enfranchised. See “— Voting Rights”.
      Our Redeemable Convertible Preferred Stock is subject to redemption and conversion as set forth below. The redemption period for our Redeemable Convertible Preferred Stock is from the third anniversary of the issuance date until the fifth anniversary of the issuance date; provided that, if the shares of Redeemable Preferred Stock are not redeemed in full within the redemption period or the dividends on our Redeemable Convertible Preferred Stock are not paid in full, the redemption period shall be extended until the shares of Redeemable Convertible Preferred Stock are redeemed in full.
      We are obligated to redeem any outstanding Redeemable Convertible Preferred Stock at the end of the redemption period to the extent that distributable profits are available for such redemption. Furthermore, we may, at our option, elect to redeem all or part of any outstanding shares of Redeemable Convertible Preferred Stock at any time during the redemption period to the extent that distributable profits are available for such redemption.
      The holders of our Redeemable Convertible Preferred Stock may, at their option, convert all or part of any outstanding Redeemable Convertible Preferred Stock into our shares of common stock at any time during the conversion period. The conversion period for our Redeemable Convertible Preferred Stock is from the first anniversary of the issuance date until the fourth anniversary of the issuance date. The number of common shares to be issued upon conversion shall be the same as the number of Redeemable Convertible Preferred Stock subject to conversion. As consideration for our acquisition of Chohung Bank, in August 2003, we issued to the Korea Deposit Insurance Corporation (i) 46,583,961 shares of our Redeemable Preferred Stock, with an aggregate redemption price of W842,517,518,646 and (ii) 44,720,603 shares of our Redeemable Convertible Preferred Stock, with an aggregate redemption price of W808,816,825,858, which were convertible into shares of our common stock In November 2005, Korea Deposit Insurance Corporation converted 22,360,302 shares of our Redeemable Convertible Preferred Stock into 22,360,302 shares of our common stock, representing 6.22% of our total issued shares (or 5.86% of our total issued common stock on a fully diluted basis). In April 2006, Korea Deposit Insurance Corporation sold to BNP Paribas S.A. and other institutional investors all of our common shares held by it. As of the date hereof, Korea Deposit Insurance Corporation does not hold any share of our common stock but still holds 22,360,301 shares of Redeemable Convertible Preferred Stock, representing 6.22% of the total issued shares (or 5.86% of the total issued shares on a fully diluted basis) of our common stock. Korea Deposit Insurance Corporation is entitled to convert such shares into our common stock beginning in August 2006. Pursuant to the terms of the Redeemable Preferred Stock issued to Korea Deposit Insurance Corporation, we are required to redeem such shares in five equal annual installments commencing three years from the date of issuance. These Redeemable Preferred Stock are treated as debt under U.S. GAAP. Pursuant to the terms of our Redeemable Convertible Preferred Stock, we are required to redeem the full amount of such shares outstanding five years from the date of issuance to the extent not converted into our common shares. Each share of our Redeemable Convertible Preferred Stock is convertible into one share of our common stock. The dividend ratios on our Redeemable Preferred Stock and Redeemable Convertible Preferred Stock are 4.04% and 2.02%, respectively. In August 2003, we also raised W900 billion in cash through the issuance of 6,000,000 shares of Redeemable Preferred Stock, all of which were sold in the domestic fixed-income market through Strider Securitization Specialty Co., Ltd., a special purpose vehicle. These redeemable preferred shares have terms that are different from the redeemable preferred shares issued to Korea Deposit Insurance Corporation. We are required to redeem these preferred shares issued to the special purpose vehicle in three installments in 2006, 2008 and 2010. See “Item 4. Information on the Company — The Merger of Shinhan Bank and Chohung Bank — Liquidity and Capital Resources” and “Item 10. Additional Information — Articles of Incorporation — Description of Capital Stock — Description of Redeemable Preferred Stock”.

Description of Series 6/7/8 Redeemable Preferred Stock
      On July 29, 2003, our board of directors authorized issuance of 6,000,000 redeemable preferred shares of non-voting stock (“Second Issue of Redeemable Preferred Stock”). The Second Issue of Redeemable Preferred Stock consists of 3,500,000 shares of Series 6 Redeemable Preferred Stock, 2,433,334 shares of Series 7 Redeemable Preferred Stock and 66,666 shares of Series 8 Redeemable Preferred Stock. All of the Second Issue of Redeemable Preferred Stock were issued through public offering.
      The dividends on each share of the Second Issue of Redeemable Preferred Stock are (i) for the Series 6 Redeemable Preferred Stock, an amount equal to 7.00% of the subscription price per share, (ii) for the Series 7 Redeemable Preferred Stock, an amount equal to 7.46% of the subscription price per share and (iii) for the Series 8 Redeemable Preferred Stock, an amount equal to 7.86% of the subscription price per share. The dividends on such Second Issue of Redeemable Preferred Stock rank senior to the dividends on the common shares. If we in any fiscal year do not pay any dividend as provided above, the holders of the Second Issue of Redeemable Preferred Stock are entitled to receive such accumulated unpaid dividend prior to the holders of our common shares from the dividends payable in respect of the next fiscal year. If dividends are not paid to the holders of Second Issue of Redeemable Preferred Stock, the Second Issue of Redeemable Preferred Stock becomes enfranchised. See “— Voting Rights”.
      The Second Issue of Redeemable Preferred Stock is subject to redemption as set forth below. The redemption periods for each class of the Second Issue of Redeemable Preferred Stock are (i) for Series 6 Redeemable Preferred Stock, from one (1) month immediately preceding the third anniversary date of the issuance date until the third anniversary date of the issuance date; (ii) for Series 7 Redeemable Preferred Stock, from one (1) month immediately preceding the fifth anniversary date of the issuance date until the fifth anniversary date of the issuance date; and (iii) for Series 8 Redeemable Preferred Stock, from one (1) month immediately preceding the seventh anniversary date of the issuance date until the seventh anniversary date of the issuance date; provided that, if the Second Issue of Redeemable Preferred Stock are not redeemed in full within the redemption period or the dividends on the Second Issue of Redeemable Preferred Stock are not paid in full, the redemption period shall be extended until the Second Issue of Redeemable Preferred Stock are redeemed in full.
      We are obligated to redeem any outstanding Second Issue of Redeemable Preferred Stock at the end of the relevant redemption period to the extent that distributable profits are available for such redemption. Furthermore, we may, at our option, elect to redeem all or part of any outstanding Second Issue of Redeemable Preferred Stock at any time during the redemption period to the extent that distributable profits are available for such redemption.

Annual Report
      At least one week before the annual general meeting of shareholders, we must make our annual report written in the Korean language and audited nonconsolidated financial statements prepared under Korean GAAP available for inspection at our principal office and at all of our branch offices. Copies of annual reports, the audited nonconsolidated financial statements and any resolutions adopted at the general meeting of shareholders will be made available to our shareholders.
      Under the Securities and Exchange Act, we must file with the Financial Supervisory Commission and the Korea Exchange an annual report within 90 days after the end of our fiscal year, a semiannual report within 45 days after the end of the first six months of our fiscal year and quarterly reports within 45 days after the end of the first three months and nine months of our fiscal year, respectively. Copies of such reports are available for public inspection at the Financial Supervisory Commission and the Korea Exchange.

Transfer of Shares
      Under the Korean Commercial Code, the transfer of shares is effected by the delivery of share certificates. In order to exercise shareholders’ rights, the transferee must have his name and address registered on the register of shareholders. For this purpose, shareholders are required to file with us their name, address and seal. Nonresident shareholders must notify us of the name of their proxy in Korea to which our notice can be sent. Under the Financial Supervisory Commission regulations, nonresident shareholders may appoint a standing proxy and may not allow any person other than the standing proxy to exercise rights regarding the acquired share or perform any task related thereto on his behalf, subject to certain exceptions. Under current Korean regulations, certain qualified securities companies and banks in Korea (including licensed branches of non-Korean securities companies and banks) and the Korea Securities Depository are authorized to act as standing proxy and provide related services. Certain foreign exchange controls and securities regulations apply to the transfer of shares by nonresidents or non-Koreans. See “— Exchange Controls”. As to the ceiling on the aggregate shareholdings of a single shareholder and persons who have a special relationship with such shareholder, please see “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Restriction on Financial Holding Company Ownership”.

Acquisition of our Shares
      We generally may not acquire our own shares except in certain limited circumstances, including, without limitation, a reduction in capital.
      Notwithstanding the foregoing restrictions, pursuant to the Securities and Exchange Act and regulations under the Financial Holding Companies Act, we may purchase our own shares on the Stock Market Division of the Korea Exchange, through a tender offer, or through a trust agreement with a trust company, or retrieve our own shares from a trust company upon termination of a trust agreement, subject to the restrictions that (1) the aggregate purchase price of such shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year less the amounts of dividends and reserves for such fiscal year, subtracted by the sum of (a) the purchase price of treasury stock acquired if any treasury stock has been purchased after the end of the preceding fiscal year pursuant to the Commercial Act or the Securities and Exchange Act, (b) the amount subject to trust agreements, and (c) the amount of dividends approved at the ordinary general shareholders’ meeting after the end of the preceding fiscal year and the amount of retained earnings reserve required under the Commercial Act; plus if any treasury stock has been disposed of after the end of the preceding fiscal year, the acquisition cost of such treasury stock and (2) the purchase of such shares shall meet the requisite capital ratio under the Financial Holding Companies Act and the guidelines issued by the Financial Supervisory Commission.
      In general, under the Financial Holding Companies Act, our subsidiaries are not permitted to acquire our shares.

Liquidation Rights
      In the event we are liquidated, the assets remaining after the payment of all debts, liquidation expenses and taxes will be distributed to shareholders in proportion to the number of shares held by such shareholders. Holders of preferred shares may have preferences over holders of common shares in liquidation.

EXCHANGE CONTROLS
General
      The Foreign Exchange Transaction Act of Korea the related Presidential Decree and the regulations under such Act and Decree (collectively the “Foreign Exchange Transaction Laws”) herein, regulate investment in Korean securities by nonresidents and issuance of securities by Korean companies outside Korea. Under the Foreign Exchange Transaction Laws, nonresidents may invest in Korean securities only to the extent specifically allowed by these laws or otherwise permitted by the Ministry of Finance and Economy of Korea. The Financial Supervisory Commission has also adopted, pursuant to its authority under the Securities and Exchange Act, regulations that restrict investment by foreigners in Korean securities and regulate issuance of securities by Korean companies outside Korea.
      Under the Foreign Exchange Transaction Laws, (1) if the Korean government determines that it is inevitable due to the outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances or other situations equivalent thereto, the Ministry of Finance and Economy may temporarily suspend payment, receipt or the whole or part of transactions to which the Foreign Exchange Transaction Laws apply, or impose an obligation to safekeep, deposit or sell means of payment in or to certain Korean governmental agencies or financial institutions; and (2) if the Korean government determines that international balance of payments and international finance face or are likely to face serious difficulty or the movement of capital between Korea and abroad will cause or is likely to cause serious obstacles in carrying out its currency policies, exchange rate policies and other macroeconomic policies, the Ministry of Finance and Economy may take measures to require any person who intends to perform capital transactions to obtain permission or to require any person who performs capital transactions to deposit part of the payments received in such transactions at certain Korean governmental agencies or financial institutions, in each case subject to certain limitations.
Reporting Requirements for Holders of Substantial Interests
      Under the Securities and Exchange Act, any person whose direct or beneficial ownership of our common stock with voting rights, whether in the form of shares of common stock or American depositary shares, certificates representing the rights to subscribe for shares and equity-related debt securities including convertible bonds and bonds with warrants (which we refer to collectively as “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5% or more of the total outstanding shares (including Equity Securities of us held by such persons) is required to report the status of the holdings and the purpose of the holdings (for example, whether the intent is to seek management control) to the Financial Supervisory Commission and the Korea Exchange within five business days after reaching the 5% ownership level. In addition, any change in the ownership interest subsequent to the report that equals or exceeds 1% of the total outstanding Equity Securities or change in the purpose of the holdings is required to be reported to the Financial Supervisory Commission and the Korea Exchange within five business days from the date of the change (within ten days of the end of the month in which the change occurred, in the case of an institutional investor with no intent to seek management control). Furthermore, the above reporting requirement applies to a person who has already reported the ownership of the stock accounting for 5% or more of the total outstanding shares (plus equity securities of us held by such persons) but has changed its intent to seek management control.
      Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and/or a loss of voting rights with respect to the portion of ownership of Equity Securities exceeding 5% of the total outstanding shares. In addition, the Financial Supervisory Commission may order the disposal of the unreported Equity Securities. Any persons who reports management control as the purpose for its holdings is prohibited from acquiring additional shares of the issuer or from exercising voting rights during the following five days following the reporting date.
      In addition to the reporting requirements described above, any person whose direct or beneficial ownership of our stock accounts for 10% or more of the total issued and outstanding shares (which we refer to as a “major stockholder”) must report the status of his/her shareholding to the Korea Securities Futures Commission and the Korea Exchange within ten days after he/she becomes a major stockholder. In addition, any change in the ownership interest subsequent to the report must be reported to the Korea Securities Futures Commission and the Korea Exchange by the 10th day of the month following the month in which the change occurred. Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment. Any single stockholder or persons who have a special relationship with such stockholder that jointly acquire more than 10% (4% in case of non-financial business group companies) of the voting stock of a Korean financial holding company who controls national banks will be subject to reporting or approval requirements pursuant to the Financial Holding Company Act. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Restriction on Financial Holding Company Ownership.”
Restrictions Applicable to Shares
      As a result of amendments to the Foreign Exchange Transaction Laws and Financial Supervisory Commission regulations (which we refer to collectively as the “Investment Rules”) adopted in connection with the stock market opening, from January 1992 and thereafter, foreigners may invest, with limited exceptions and subject to procedural requirements, in any shares of any Korean companies, whether listed on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange, unless prohibited by specific laws. Foreign investors may trade shares listed on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange only through the Korea Exchange, except in limited circumstances, including:

•	odd-lot trading of shares;

•	acquisition of shares by foreign companies as a result of a merger;

•	acquisition of shares (which we refer to as “Converted Shares”) by exercise of warrants, conversion rights, exchange rights or options under bonds with warrants, convertible bonds, exchangeable bonds, stock options or withdrawal rights under depositary receipts issued by a Korean company outside of Korea;

•	acquisition of shares by exercise of rights as a shareholder;

•	acquisition of shares as a result of inheritance, donation, bequest or exercise of stockholders’ rights, including preemptive rights or rights to participate in free distributions and receive dividends;

•	sale or purchase of securities through a public bidding among large number of bidders;

•	acquisition of shares by exercising rights granted under a covered warrant;

•	over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded subject to certain exceptions;

•	sale and purchase under repurchase agreements; and

•	acquisition or disposition of shares in connection with a tender offer.
      For over-the-counter transactions of shares between foreigners outside the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange for shares with respect to which the limit on aggregate foreign ownership has been reached or exceeded, a securities company licensed in Korea must act as an intermediary. Odd-lot trading of shares outside the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange must involve a licensed securities company in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions involving borrowed securities with respect to which shares are subject to a foreign ownership limit.
      The Investment Rules require a foreign investor who wishes to invest in shares on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange (including Converted Shares and shares being issued for initial listing on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange) to register its identity with the Financial Supervisory Service prior to making any such investment; however, the registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition of the Converted Shares. Upon registration, the Financial Supervisory Service will issue to the foreign investor an investment registration card, which must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an investment registration card include foreign nationals who have not resided in Korea for a consecutive period of six months or more, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the Ministry of Finance and Economy under the Securities and Exchange Act. All Korean branch offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea for the purpose of investment registration. However, a foreign corporation or depository issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.
      Upon a foreign investor’s purchase of shares through the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange, no separate report by the investor is required because the investment registration card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange (as discussed above) must be reported by the foreign investor or his standing proxy to the governor of the Financial Supervisory Service at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the governor of the Financial Supervisory Service by the securities company engaged to facilitate such transaction. A foreign investor may appoint a standing proxy from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), asset management companies, futures trading companies and internationally recognized custodians which will act as a standing proxy to exercise stockholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. Generally, a foreign investor may not permit any person, other than its standing proxy, to exercise rights relating to his shares or perform any tasks related thereto on his behalf. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the governor of the Financial Supervisory Service in such cases as determined to be inevitable by reason of conflict between laws of Korea and those of the home country of the foreign investor.
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
      Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. One exception to such rules is investment in designated public corporations, which is subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. With certain exceptions, companies designated by the Korean government as a “public corporation” may set a ceiling on the acquisition of shares by a single person within 3% of the total number of shares. A foreigner who has acquired shares in excess of any ceiling may not exercise his voting rights with respect to the shares exceeding the limit, and the Financial Supervisory Commission may take necessary corrective action against such foreigner pursuant to the Securities and Exchange Act. Currently, Korea Electric Power Corporation is the only designated public corporation which has set such a ceiling. Furthermore, an investment by a foreign investor in 10% or more of the outstanding shares with voting rights of a Korean company is defined as a foreign direct investment under the Foreign Investment Promotion Act of Korea. Generally, a foreign direct investment must be reported to the Minister of the Ministry of Commerce, Industry and Energy of Korea, which delegates its authority to receive such reports to foreign exchange banks or the Korea Trade Investment Promotion Agency under relevant regulations. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign or other shareholding restrictions in the event that any restrictions are prescribed in a specific law that regulates the business of the subject Korean company. For a description of such restrictions applicable to Korean banks, see “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Banks — Restrictions on Bank Ownership.”
      Under the Foreign Exchange Transaction Laws, a foreign investor who intends to acquire shares must designate a foreign exchange bank at which he must open a foreign currency account and a Won account exclusively for stock investments. No approval is required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to make a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a securities company. Funds in the foreign currency account may be remitted abroad without any Korean governmental approval.
      Dividends on shares of Korean companies are paid in Won. No Korean governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any shares held by a nonresident of Korea must be deposited either in a Won account with the investor’s securities company or in his Won account. Funds in the investor’s Won account may be transferred to his foreign currency account or withdrawn for local living expenses, provided that any withdrawal of local living expenses by any one person exceeding US$10,000 per day needs to be reported to the commissioner of the National Tax Service and the governor of the Financial Supervisory Service by the foreign exchange bank at which the Won account is maintained. Funds in the Won account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive rights.
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
      To date, the imposition of the securities transaction tax has not been enforced on transfers of American depositary shares however, the Ministry of Finance and Economy issued a ruling on February 25, 2004 to the Korean National Tax Service, in which it held that depositary receipts fall under the meaning of share certificates that are subject to the same securities transaction tax. In this ruling, the Ministry of Finance and Economy treats transfers of depositary receipts equally with the transfer of the underlying Korean shares. In light of this ruling, the securities transaction tax that would be due on transfers of American depositary shares will be 0.5% of the sales price of the American depositary shares, unless the American depositary shares are listed or registered on the New York Stock Exchange, NASDAQ National Market, Tokyo Stock Exchange, London Stock Exchange, Deutsche Stock Exchange or other such stock exchange utilizing trading by standardized procedure and method pursuant to the Presidential Decree of the Securities and Exchange Act and regulations thereunder.
      According to the tax rulings issued by the Korean tax authorities in 2000, foreign stockholders are not subject to securities transaction tax upon the deposit of underlying stock and receipt of depositary shares or upon the surrender of depositary shares and withdrawal of the originally deposited underlying stock. However, there were uncertainties as to whether holders of American depositary shares other than initial holders would not be subject to securities transaction tax when they withdraw underlying shares upon surrendering the

American depositary shares. Pursuant to the 2004 tax ruling that seems to view the American depositary shares as underlying shares subject to securities transaction tax, the securities transaction tax would not apply to deposits of common shares in exchange for American depositary shares regardless of whether the holder is the initial holder because the transfer of American depositary shares by the initial holder to a subsequent holder would have already been subject to securities transaction tax under such tax ruling.
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
United States Taxation
      The following summary describes the material United States federal income tax considerations for beneficial owners of our shares or American depositary receipts that hold the shares or American depositary receipts as capital assets and are “U.S. holders”. You are a “U.S. holder” if you are for U.S. federal income tax purposes:

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
      This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) and regulations, rulings and judicial decisions thereunder as of the date hereof, which are subject to change, perhaps retroactively. It is for general purposes only and you should not consider it to be tax advice. In addition, it is based in part on representations by the depositary and assumes that each obligation under the Deposit Agreement will be performed in accordance with its terms. This summary does not represent a detailed description of all the federal tax consequences to you in light of your particular circumstances. In addition, it does not represent a detailed description of the U.S. federal tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws including if you are:

•	a bank;

•	a dealer in securities or currencies;

•	a financial institution or an insurance company

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt entity;

•	a trader in securities that has elected to use a mark-to-market method of accounting for your securities holdings;

•	a person holding shares or American depositary receipts as part of a hedging, conversion, constructive sale or integrated transaction or a straddle;

•	a person liable for the alternative minimum tax;

•	a partnership or other investor in a pass-through entity for U.S. federal income tax purposes;

•	a person who owns 10% or more of our voting stock; or

•	a person whose functional currency is not the U.S. dollar.
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

Distributions on Shares or American Depositary Receipts
      The gross amount of distributions on our shares or American depositary receipts (including amounts withheld to reflect Korean withholding tax) will be taxable as dividends to the extent paid out of our current and accumulated earnings and profits (as determined under U.S. federal income tax principles). Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day you actively or constructively receive it, in the case of our shares, or the day actively or constructively received by the depositary, in the case of American depositary receipts. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.
      With respect to non-corporate U.S. holders, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the current income tax treaty between the United States and Korea meets these requirements, and we believe we are eligible for the benefits of that treaty. However, a foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or American depositary receipts backed by such shares) that are readily tradable on an established securities market in the United States. Our shares will generally not be considered readily tradable for these purposes. U.S. Treasury Department guidance indicates that our American depositary receipts, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. There can be no assurance that our American depositary receipts will be considered readily tradable on an established securities market in later years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Internal Revenue Code of 1986, as amended (the “Code”) will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. If you are a non-corporate U.S. holder, you should consult your own tax advisor regarding the application of these rules given your particular circumstances.
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
      To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of our shares or the American depositary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of our shares or American depositary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any Korean withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).
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

Disposition of Shares or American Depositary Receipts
      Subject to the discussion under “— Passive Foreign Investment Company Rules”, upon the sale, exchange or other disposition of our shares or American depositary receipts, you generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and your adjusted tax basis in our shares or American depositary receipts as the case may be. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition our shares or American depositary receipts have been held for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize on the sale, exchange or other disposition of our shares or American depositary receipts will generally be treated as U.S. source gain or loss.
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
      In certain circumstances, you could make a mark-to-market election, under which in lieu of being subject to the excess distribution rules discussed above, you will include gain on our shares or American depositary receipts as ordinary income, provided that our shares or American depositary receipts are regularly traded on a qualified exchange or other market. Our shares are listed on the Korea Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the shares are or will continue to be “regularly traded” for purposes of the mark-to-market election. Our American depositary receipts are currently listed on the New York Stock Exchange, which constitutes a qualified market, although there can be no assurance that the American depositary receipts are or will be “regularly traded”. If you made a valid mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your passive foreign investment company shares or American depositary receipts at the end of the year over your adjusted tax basis in the shares or American depositary receipts. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the shares or American depositary receipts over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.
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
      Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2011, if we are a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your tax advisor concerning the determination of our passive foreign investment company status and the U.S. federal income tax consequences of holding our shares or American depositary receipts if we are considered a passive foreign investment company in any taxable year.

Estate and Gift Taxation
      Korea may impose an inheritance tax on your heir who receives our shares (and possibly American depositary receipts), even if the decedent was not a citizen or resident of Korea. See “— Korean Taxation —

Inheritance Tax and Gift Tax”. The amount of any inheritance tax paid to Korea may be eligible for credit against the amount of U.S. federal estate tax imposed on the estate (or heirs) of a U.S. holder. Korea may also impose a gift tax. The Korean gift tax generally will not be treated as a creditable foreign tax for U.S. tax purposes. You should consult your tax advisor regarding the consequences of the imposition of the Korean inheritance or gift tax.

Information Reporting and Backup Withholding
      In general, information reporting requirements will apply to certain distributions on our shares or American depositary receipts and to the proceeds of the sale, exchange or redemption of our shares or American depositary receipts paid to you within the United States (and in certain cases, outside the United States) unless you are an exempt recipient (such as a corporation). A backup withholding tax may apply to such payments if you fail to provide a correct taxpayer identification number or certification of foreign or other exempt status or fail to report in full dividend and interest income.
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
DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

American Depositary Shares
      Citibank, N.A. has agreed to act as the depositary bank for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs are normally represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Korea Securities Depository, located at 33, Yoido-dong, Youngdeungpo-gu, Seoul, Korea.
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

Fees and Charges
      As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees

Issuance of ADSs	Up to U.S. 5¢ per ADS issued
Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
Exercise of rights to purchase additional ADSs	Up to U.S. 2¢ per ADS held
Distribution of cash dividends	No fee (so long as prohibited by NYSE)
Distribution of ADSs pursuant to stock dividend or other free stock distributions	No fee (so long as prohibited by NYSE)
Distributions of cash proceeds (i.e., upon sale of rights or other entitlements)	Up to U.S. 2¢ per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per share (or share equivalent) distributed
Annual Depositary Services Fee	Annually up to U.S. 2¢ per ADS held at the end of each calendar year, except to the extent of any cash dividend fee(s) charged during such calendar year or unless prohibited by NYSE
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
      An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, or the Exchange Act) as of December 31, 2005.
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
      Based upon the evaluation referred to above, our Chief Executive Officer and Chief Financial Officer concluded, subject to the limitations noted above, that the design and operation of our disclosure controls and procedures as of December 31, 2005 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.
      As a company with ADSs listed on the New York Stock Exchange, we are required to comply with the Sarbanes-Oxley Act of 2002. Section 404 of the Act and the applicable rules of the Securities and Exchange Commission require foreign private issuers such as us to assess and report internal controls over financial reporting on an annual basis, commencing with the fiscal year ending December 31, 2006. In order to comply with the relevant requirements for 2006, in 2004 we formed a task force team comprised of representatives from us, Shinhan Bank and are currently in the process of preparing and upgrading, with the assistance of a third party advisory firm, our proprietary internal control operating system known as “FRICS”, which stands for the financial reporting internal control system, to assist our management to assess the effectiveness of our internal control over financial reporting (as defined under Rules 13a-15(c) and 15d-15(c) under the Securities Exchange Act of 1934). We currently plan to launch the implementation of the FRICS system in the second half of 2006.
      Other than as described in this report, there were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluations.

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
      Section 406 of the Sarbanes-Oxley Act of 2002 requires us either to adopt a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions or, if no such code of ethics has been adopted, to disclose the reason for not adopting such a code. In May 2005, our board of directors approved a code of ethics for such officers and we have implemented the code as of July 1, 2005, together with an insider reporting system in compliance with Section 301 of the Sarbanes-Oxley Act. The code of ethics is available on our website www.shinhangroup.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
      The following table sets forth the aggregate fees billed for professional services rendered by KPMG Samjong Accounting Corp. for the years ended December 31, 2004 and 2005, our principal accountants for the respective period, depending on the various types of services and a brief description of the nature of such services.

	Aggregate Fees Billed
	During the Year Ended
	December 31,

Type of Services	2004		2005		Nature of Services

	(In millions of Won)
Audit fees	W	4,451	W	4,624	Audit service for Shinhan Financial Group and its subsidiaries.
Audit-related fees		28		—	Accounting advisory service.
Tax fees		209		146	Tax return and consulting advisory service.
All other fees		—		—	All other services which do not meet the three categories above.

Total	W	4,688	W	4,770

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
      Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
      Not applicable.

ITEM 17.	FINANCIAL STATEMENTS
      We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS
      Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS
      (a) List of Financial Statements:
      The following financial statements and related notes, together with the report of independent auditors thereon, are filed as part of this annual report.

Page

Audited consolidated financial statements of Shinhan Financial Group prepared in accordance with U.S. GAAP
Report of KPMG Samjong Accounting Corp., Independent Registered Public Accounting Firm, on the consolidated financial statements of Shinhan Financial Group	F-2
Report of Samil PricewaterhouseCoopers, Independent Registered Public Accounting Firm, on the consolidated financial statements of Shinhan Financial Group	F-3
Consolidated balance sheets as of December 31, 2004 and 2005 of Shinhan Financial Group	F-4
Consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 of Shinhan Financial Group	F-6
Consolidated statements of changes in stockholders’ equity for the years ended December 31, 2003, 2004 and 2005 of Shinhan Financial Group	F-8
Consolidated statements of cash flows for the years ended December 31, 2003, 2004 and 2005	F-10
Notes to the consolidated financial statements of Shinhan Financial Group	F-13
      (b) Exhibits

1.1	Articles of Incorporation (in English)*

2.1	Form of Common Stock Certificate (in English)**

2.2	Form of Deposit Agreement to be entered into among Shinhan Financial Group, Citibank, N.A., as depositary, and all owners and holders from time to time of American depositary receipts issued thereunder, including the form of American depositary receipt**

2.3	Long-term debt instruments of Shinhan Financial Group, Shinhan Bank and other consolidated subsidiaries for which financial statements are required to be filed are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Shinhan Financial Group agrees to furnish the Commission on request a copy of any instrument defining the rights of holders of its long-term debt and that of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.**

4.1	Stock Purchase Agreement by and between Korea Deposit Insurance Corporation and Shinhan Financial Group dated July 9, 2003***

4.2	Investment Agreement by and between Shinhan Financial Group and Korea Deposit Insurance Corporation dated July 9, 2003**

4.3	Agreed Terms, dated June 22, 2004, by and among the President of Korea Deposit Insurance Corporation, CEO of Shinhan Financial Group, CEO of Chohung Bank, Chairman of the National Financial Industry Labor Union of Korea and the Head of the Chohung Bank Chapter of the National Financial Industry Labor Union**

4.4	Merger Agreement between Shinhan Bank and Chohung Bank (in English)*

4.5	Split-Merger Agreement between Shinhan Card and Chohung Bank (in English)*

8.1	List of all Subsidiaries of Shinhan Financial Group

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

*	A fair and accurate translation from Korean into English.

**	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003.

***	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003. Confidential treatment has been requested for certain portions of the Stock Purchase Agreement.

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Shinhan Financial Group Co, Ltd.

By:	/s/ In Ho Lee

Name: In Ho Lee

Title:	President & Chief Executive Officer
Date: June 30, 2006

INDEX TO FINANCIAL STATEMENTS

Page

Index to financial statements	F-1
Report of KPMG Samjong Accounting Corp., Independent Registered Public Accounting Firm, on the consolidated financial statements of Shinhan Financial Group	F-2
Report of Samil PricewaterhoseCoopers, Independent Registered Public Accounting Firm, on the consolidated financial statements of Shinhan Financial Group	F-3
Consolidated balance sheets as of December 31, 2004 and 2005 of Shinhan Financial Group	F-4
Consolidated statements of income for the years ended December 31, 2003, 2004 and 2005 of Shinhan Financial Group	F-6
Consolidated statements of changes in stockholders’ equity for the years ended December 31, 2003, 2004 and 2005 of Shinhan Financial Group	F-8
Consolidated statements of cash flows for the years ended December 31, 2003, 2004 and 2005 of Shinhan Financial Group	F-10
Notes to the consolidated financial statements of Shinhan Financial Group	F-13

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
Shinhan Financial Group Co., Ltd.:
      We have audited the accompanying consolidated balance sheets of Shinhan Financial Group Co., Ltd. and its subsidiaries (the Group) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Shinhan Financial Group Co., Ltd. and its subsidiaries as of December 31, 2005 and 2004, the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG Samjong Accounting Corp.
Seoul, Korea
June 13, 2006

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
Shinhan Financial Group Co., Ltd.
      In our opinion, the accompanying consolidated statements of income, changes in stockholders’ equity and cash flows for the year ended December 31, 2003, present fairly, in all material respects, the results of operations and cash flows of Shinhan Financial Group Co., Ltd. and its subsidiaries (the Group) for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Group’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
/s/ Samil PricewaterhouseCoopers
Seoul, Korea
June 4, 2004

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2005

	2004		2005		2005

					(See Note 1)
	(In millions of Korean Won,				(In thousands
	except share data)				of US$, except
					share data)

ASSETS
Cash and cash equivalents	W	2,443,900	W	2,434,382	$2,410,279
Restricted cash (Note 4)		3,300,710		3,643,767	3,607,690
Interest-bearing deposits		220,478		626,771	620,565
Call loans and securities purchased under resale agreements (Note 5)		1,591,095		1,499,438	1,484,592
Trading assets (Note 6)		6,316,341		4,507,043	4,462,419
Securities:
Available-for-sale securities (Note 7)		18,108,229		22,479,721	22,257,149
Held-to-maturity securities (Note 7)		3,099,322		2,963,074	2,933,736
Loans (net of allowance for loan losses of W2,310,555 in 2004 and W1,511,503 in 2005) (Note 8)		94,868,094		104,446,954	103,412,826
Customers’ liability on acceptances		2,012,499		1,878,866	1,860,264
Premises and equipment, net (Note 9)		1,848,053		1,876,496	1,857,916
Intangible assets (Note 10)		1,043,756		1,834,881	1,816,714
Goodwill (Note 10)		615,915		1,122,605	1,111,490
Security deposits		967,783		1,077,658	1,066,988
Other assets (Note 11)		7,071,847		4,723,657	4,676,888

Total Assets	W	143,508,022	W	155,115,313	$153,579,516

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS — (Continued)

	2004		2005		2005

					(See Note 1)
	(In millions of Korean Won,				(In thousands
	except share data)				of US$, except
					share data)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Deposits:
Interest-bearing (Note 12)	W	79,933,558	W	83,278,197	$82,453,660
Non-interest-bearing (Note 12)		2,745,925		3,143,170	3,112,050
Trading liabilities (Note 6)		1,757,577		1,048,157	1,037,779
Acceptances outstanding		2,012,499		1,878,866	1,860,264
Short-term borrowings (Note 13)		10,953,555		11,968,300	11,849,802
Secured borrowings (Note 14)		6,308,093		7,501,707	7,427,433
Long-term debt (Notes 15 and 22)		23,616,683		26,171,822	25,912,695
Future policy benefits (Note 16)		—		4,777,568	4,730,265
Accrued expenses and other liabilities (Note 17)		9,714,129		7,089,112	7,018,922

Total Liabilities		137,042,019		146,856,899	145,402,870

Commitments and contingencies (Note 31)		—		—	—
Minority interest		65,540		79,758	78,969
Redeemable convertible preferred stock, W5,000 par value; 44,720,603 shares authorized; 44,720,603 shares issued and outstanding in 2004; 22,360,301 shares issued and outstanding in 2005 (Note 22)		735,744		367,872	364,229
Stockholders’ equity
Common stock, W5,000 par value; 1 billion shares authorized; 319,319,011 shares issued and 310,320,994 shares outstanding in 2004; 359,207,313 shares issued and 347,597,116 shares outstanding in 2005 (Note 21)		1,596,595		1,796,037	1,778,254
Additional paid-in capital		1,658,189		2,406,665	2,382,836
Retained earnings (Note 23)		2,455,893		3,953,742	3,914,596
Accumulated other comprehensive income (loss), net of taxes (Note 37)		157,873		(100,202)	(99,210)
Less: treasury stock, at cost, 8,998,017 shares in 2004 and 11,610,197 shares in 2005 (Note 21)		(203,831)		(245,458)	(243,028)

Total stockholders’ equity		5,664,719		7,810,784	7,733,448

Total liabilities, minority interest, redeemable convertible preferred stock and stockholders’ equity	W	143,508,022	W	155,115,313	$153,579,516

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2003, 2004 and 2005

	2003		2004		2005		2005

							(See Note 1)
	(In millions of Korean Won,						(In thousands
	except per share data)						of US$, except
							per share data)
Interest and dividend income
Interest and fees on loans	W	4,187,380	W	6,142,356	W	6,295,473	$6,233,141
Interest and dividends on securities (Note 7)		927,354		1,264,839		932,395	923,163
Interest and dividends on trading assets		102,206		168,152		111,070	109,970
Other interest income		114,002		136,558		148,603	147,131

Total interest income		5,330,942		7,711,905		7,487,541	7,413,405
Interest expense Interest on deposits		1,765,509		2,369,936		2,234,689	2,212,563
Interest on short-term borrowings		315,116		340,733		339,855	336,490
Interest on secured borrowings		207,446		299,173		239,663	237,290
Interest on long-term debt		702,603		1,099,175		1,182,132	1,170,428
Other interest expense		7,379		28,976		17,564	17,390

Total interest expense		2,998,053		4,137,993		4,013,903	3,974,161

Net interest income		2,332,889		3,573,912		3,473,638	3,439,244
Provision (reversal) for credit losses (Note 8)		965,587		135,414		(183,488)	(181,673)

Net interest income after provision (reversal) for credit losses		1,367,302		3,438,498		3,657,126	3,620,917
Non-interest income
Commissions and fees (Note 18)		840,469		1,178,814		1,505,703	1,490,795
Net trust management fees		58,985		84,496		100,216	99,224
Net trading profits (Note 6)		72,077		142,562		100,998	99,998
Net gains (losses) on securities (Note 7)		(127,799)		(77,115)		96,227	95,274
Gain on other investment		27,528		53,356		283,619	280,811
Net gain on foreign exchange		91,337		352,696		93,771	92,842
Insurance income		—		—		188,722	186,853
Other (Note 19)		155,757		357,884		332,525	329,233

Total non-interest income		1,118,354		2,092,693		2,701,781	2,675,030
Non-interest expense
Employee compensation and other benefits (Note 27)		704,656		1,216,625		1,480,293	1,465,636
Depreciation and amortization		247,016		428,835		377,350	373,614
General and administrative expenses		392,375		542,821		515,882	510,774
Credit card fees		89,535		147,190		134,489	133,157
Provision for other losses		—		16,037		112,944	111,826
Other fees and commission expense		250,483		363,918		416,645	412,520
Taxes (except income taxes)		61,844		92,096		109,918	108,830
Insurance operating expense		—		—		199,968	197,988
Minority interest		25,846		153,428		16,079	15,920
Other (Note 19)		191,181		343,379		314,185	311,076

Total non-interest expense		1,962,936		3,304,329		3,677,753	3,641,341

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME — (Continued)

	2003		2004		2005		2005

							(See Note 1)
	(In millions of Korean Won,						(In thousands
	except per share data)						of US$, except
							per share data)
Income before income tax expense, extraordinary item and cumulative effect of change in accounting principle		522,720		2,226,862		2,681,154	2,654,606
Income tax expense (Note 25)		247,402		764,451		942,386	933,055

Income before extraordinary item and cumulative effect of change in accounting principle		275,318		1,462,411		1,738,768	1,721,551
Extraordinary item (Note 20)		—		27,508		—	—
Cumulative effect of change in accounting principle, net of taxes (Note 10)		—		(23,049)		—	—

Net income	W	275,318	W	1,466,870	W	1,738,768	$1,721,551

Net income per share of common stock (Note 26)
Basic
Income before extraordinary item and cumulative effect of change in accounting principle	W	1,024	W	4,860	W	5,190	$5.14
Extraordinary item		—		94		—	—
Cumulative effect of change in accounting principle, net of taxes		—		(79)		—	—

Net income per share	W	1,024	W	4,875	W	5,190	$5.14

Diluted
Income before extraordinary item and cumulative effect of change in accounting principle	W	984	W	4,333	W	4,882	$4.83
Extraordinary item		—		82		—	—
Cumulative effect of change in accounting principle, net of taxes		—		(68)		—	—

Net income per share	W	984	W	4,347	W	4,882	$4.83

Average common shares issued and outstanding		262,986,588		292,464,924		333,424,397
Average diluted common shares issued and outstanding		279,744,926		337,479,411		356,140,320
See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
Years Ended December 31, 2003, 2004 and 2005

								Accumulated
								Other
	Common Stock			Additional				Comprehensive				Total
				Paid-In		Retained		Income (loss),		Treasury		Stockholders’
	Shares	Capital		Capital		Earnings		Net of Taxes		Stock		Equity

	(In millions of Korean Won and in thousands of US$, except share and per share data)
Balance at January 1, 2003	292,361,125	W	1,048,085	W	1,048,085	W	1,076,906	W	70,361	W	(394,551)	W	3,262,607
Comprehensive income:
Net income	—		—		—		275,318		—		—		275,318
Foreign currency translation adjustments	—		—		—		—		(1,956)		—		(1,956)
Net unrealized losses on available-for-sale securities	—		—		—		—		(10,309)		—		(10,309)

Total comprehensive income	—		—		—		275,318		(12,265)		—		263,053
Issuance of common stock	2,040,175		10,201		18,183		—		—		—		28,384
Cash dividends declared (W600 per share)	—		—		—		(157,493)		—		—		(157,493)
Dividends on redeemable convertible preferred stock	—		—		—		(6,043)		—		—		(6,043)
Acquisition of treasury stock	—		—		—		—		—		(2,149)		(2,149)
Grant of stock options	—		—		7,038		—		—		—		7,038
Other	—		—		1		—		—		—		1

Balance at December 31, 2003	294,401,300	W	1,472,007	W	1,073,307	W	1,188,688	W	58,096	W	(396,700)	W	3,395,398

Balance at January 1, 2004	294,401,300	W	1,472,007	W	1,073,307	W	1,188,688	W	58,096	W	(396,700)	W	3,395,398
Comprehensive income:
Net income	—		—		—		1,466,870		—		—		1,466,870
Foreign currency translation adjustments	—		—		—		—		(18,462)		—		(18,462)
Net unrealized losses on available-for-sale securities	—		—		—		—		118,239		—		118,239

Total comprehensive income	—		—		—		1,466,870		99,777		—		1,566,647
Issuance of common stock	24,917,711		124,588		427,305		—		—		—		551,893
Cash dividends declared (W600 per share)	—		—		—		(158,717)		—		—		(158,717)
Dividends and Accretion of discount on redeemable convertible preferred stock	—		—		—		(40,948)		—		—		(40,948)
Acquisition of treasury stock	—		—		—		—		—		(203,827)		(203,827)
Sale of treasury stock	—		—		158,361		—		—		396,696		555,057
Grant of stock options	—		—		(784)		—		—		—		(784)

Balance at December 31, 2004	319,319,011	W	1,596,595	W	1,658,189	W	2,455,893	W	157,873	W	(203,831)	W	5,664,719

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY — (Continued)

								Accumulated
								Other
	Common Stock			Additional				Comprehensive				Total
				Paid-In		Retained		Income (loss),		Treasury		Stockholders’
	Shares	Amount		Capital		Earnings		Net of Taxes		Stock		Equity

	(In millions of Korean Won and in thousands of US$, except share and per share data)
Balance at January 1, 2005	319,319,011	W	1,596,595	W	1,658,189	W	2,455,893	W	157,873	W	(203,831)	W	5,664,719
Comprehensive income:	—		—		—		—		—		—		—
Net income	—		—		—		1,738,768		—		—		1,738,768
Foreign currency translation adjustments	—		—		—		—		(12,024)		—		(12,024)
Net unrealized gains on available-for-sale securities	—		—		—		—		(246,051)		—		(246,051)

Total comprehensive income	—		—		—		1,738,768		(258,075)		—		1,480,693
Issuance of common stock	17,528,000		87,640		485,775		—		—		—		573,415
Conversion of redeemable convertible preferred stock into common stock	22,360,302		111,802		256,070		—		—		—		367,872
Cash dividends declared (W750 per share)	—		—		—		(232,749)		—		—		(232,749)
Dividends on redeemable convertible preferred stock	—		—		—		(8,170)		—		—		(8,170)
Acquisition of treasury stock	—		—		—		—		—		(42,392)		(42,392)
Sale of treasury stock	—		—		80		—		—		765		845
Grant of stock options	—		—		6,551		—		—		—		6,551

Balance at December 31, 2005	359,207,313	W	1,796,037	W	2,406,665	W	3,953,742	W	(100,202)	W	(245,458)	W	7,810,784

Balance at January 1, 2005	319,319,011		$1,580,787		$1,641,771		$2,431,577		$156,310		$(201,813)		$5,608,632
Comprehensive income:
Net income	—		—		—		1,721,553		—		—		1,721,553
Foreign currency translation adjustments	—		—		—		—		(11,905)		—		(11,905)
Net unrealized gains (losses) on available-for-sale securities	—		—		—		—		(243,615)		—		(243,615)

Total comprehensive income	—		—		—		1,721,553		(255,520)		—		1,466,033
Issuance of common stock	17,528,000		86,772		480,965		—		—		—		567,737
Conversion of redeemable convertible preferred stock into common stock	22,360,302		110,695		253,535		—		—		—		364,230
Cash dividends declared ($0.74 per share)	—		—		—		(230,446)		—		—		(230,446)
Dividends of discount on redeemable convertible preferred stock	—		—		—		(8,088)		—		—		(8,088)
Acquisition of treasury stock	—		—		—		—		—		(41,972)		(41,972)
Sale of treasury stock	—		—		79		—		—		757		836
Grant of stock options	—		—		6,486		—		—		—		6,486

Balance at December 31, 2005	359,207,313		$1,778,254		$2,382,836		$3,914,596		$(99,210)		$(243,028)		$7,733,448

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2003, 2004 and 2005

	2003		2004		2005		2005

							(See Note 1)
							(In thousands
	(In millions of Korean Won)						of US$)
Cash flows from operating activities
Net income	W	275,318	W	1,466,870	W	1,738,768	$1,721,550
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision (reversal) for credit losses		965,587		135,414		(183,488)	(181,673)
Provision for future policy bebefit		—		—		58,284	57,707
Depreciation and amortization		247,016		428,835		377,350	373,614
Accretion of discounts on long-term debt		583,869		324,866		181,038	179,246
Amortization on deferred loan fees and origination costs		87,820		92,399		47,071	46,605
Amortization on investment debt securities		20,740		16,482		30,863	30,557
Net (gain) loss on equity investments		12,992		(16,004)		(66,526)	(65,867)
Net (gain) loss on valuation of trading assets		18,680		(141,819)		(100,936)	(99,937)
Net (gain) loss on sale of available-for-sale securities		2,550		(73,786)		(101,553)	(100,548)
Impairment loss on investment securities		125,249		150,901		5,326	5,273
Net gain on sale of premises and equipment		(13,938)		(15,275)		(20,318)	(20,117)
Net loss on sales of subsidiaries		378		—		—	—
Net (gain) on sales of other assets		—		(14,678)		(79,261)	(78,476)
Net unrealized foreign exchange (gain) loss		(91,337)		(151,351)		55,868	55,315
Minority interest in net income of subsidiaries		25,846		153,428		16,079	15,920
Expense on stock option		5,688		(1,604)		45,459	45,009
Impairment loss on intangible assets		—		1,893		—	—
Impairment loss on other investments		39,541		15,521		20,958	20,750
Cumulative effect of change in accounting principle		—		23,049		—	—
Extraordinary gain		—		(27,508)		—	—
Net gain on sale of loans				(1,032)		(94,411)	(93,476)
Net gain on retirement of bonds		—		(10,922)		—	—
Net changes in:
Restricted cash		(1,620,257)		361,287		(338,795)	(335,441)
Trading assets		71,774		(2,797,829)		2,229,119	2,207,049
Other assets		972,715		(2,466,414)		3,035,963	3,005,905
Trading liabilities		(137,904)		1,244,516		(713,088)	(706,028)
Accrued expenses and other liabilities		(767,410)		3,030,857		(3,147,189)	(3,116,029)

Net cash provided by operating activities		824,917		1,728,096		2,996,581	2,966,908

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	2003		2004		2005		2005

							(See Note 1)
							(In thousands
	(In millions of Korean Won)						of US$)
Cash flows from investing activities
Net change in interest-bearing deposits	W	(56,570)	W	189,962	W	(13,563)	$(13,429)
Net change in call loans and securities purchased under resale agreements		317,103		295,274		66,636	65,976
Proceeds from sales of available-for-sale securities		11,032,423		12,071,514		13,295,391	13,163,753
Purchases of available-for-sale securities		(12,153,357)		(11,845,324)		(16,156,100)	(15,996,139)
Proceeds from maturities, prepayments and calls of held-to-maturity securities		3,630,392		2,142,497		1,307,473	1,294,529
Purchases of held-to-maturity securities		(2,833,074)		(1,596,763)		(1,178,122)	(1,166,457)
Loan originations and principal collections, net		(6,030,212)		(3,773,137)		(8,318,374)	(8,236,014)
Payments for repurchase of loans from KAMCO		(37,470)		(24,031)		—	—
Proceeds from sales of premises and equipment		54,414		29,546		95,971	95,021
Purchases of premises and equipment		(213,882)		(222,825)		(282,909)	(280,108)
Net change in security deposits		(22,731)		1,757		(57,195)	(56,629)
Cash acquired from acquisitions, net of cash paid		1,125,128		1,553		27,225	26,955
Sale of equity interest in subsidiaries		1,529		—		73,489	72,761
Acquisition of equity interest in subsidiaries		(928,423)		(99,293)		(42,568)	(42,147)
Dividends from equity investees		—		4,220		5,724	5,667
Net change in other investments		—		10,360		(206,786)	(204,739)

Net cash used in investing activities		(6,114,730)		(2,814,690)		(11,383,708)	(11,271,000)

Cash flows from financing activities
Net increase (decrease) in interest-bearing deposits		5,338,968		(2,103,071)		3,447,855	3,413,718
Net increase (decrease) in non-interest-bearing Deposits		(124,905)		1,417,722		397,246	393,313
Net increase (decrease) in secured borrowings		266,164		(8,167)		1,193,614	1,181,796
Net increase (decrease) in short-term borrowings		(2,974,990)		(230,353)		1,059,981	1,049,486
Proceeds from issuance of long-term debt		12,244,298		9,385,571		26,507,592	26,245,142
Repayment of long-term debt		(7,707,107)		(7,059,193)		(23,942,920)	(23,705,861)
Proceeds from issuance of common stock		27,504		—		—	—
Purchases of treasury stock		(2,149)		(204,150)		(479)	(473)
Reissuance of treasury stock		—		622,190		845	837
Cash dividends paid		(157,493)		(166,670)		(260,775)	(258,192)
Cash payment on capital reduction of subsidiary		—		(1,750)		—	—

Net cash provided by financing activities		6,910,290		1,652,129		8,402,959	8,319,766

Effect of exchange rate changes on cash		(6,004)		(18,432)		(25,350)	(25,098)

Net increase (decrease) in cash and cash equivalents		1,614,473		547,103		(9,518)	(9,424)
Cash and cash equivalents
Beginning of year		282,324		1,896,797		2,443,900	2,419,703

End of year	W	1,896,797	W	2,443,900	W	2,434,382	$2,410,279

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	2003		2004		2005		2005

							(See Note 1)
							(In thousands
	(In millions of Korean Won)						of US$)
Supplemental disclosure of cash flow information
Acquisitions:
Fair value of net assets acquired	W	2,012,190	W	1,062,640	W	243,067	$240,660
Goodwill		341,271		(411,456)		289,800	286,931
Cash paid		928,423		99,293		1,405	1,391
Consideration other than cash		1,425,038		551,893		531,462	526,200
Supplemental disclosure of non-cash investing and financing activities
Loans repurchased from KAMCO in exchange for held-to-maturity securities		1,593		—		—	—
Securities and other investments received in connection with loan restructuring		307,545		214,758		27,328	27,057
Preferred stocks acquired from Hanmaum Financial Company in exchange for non-performing loans		—		3,618		—	—
Increase (decrease) in cumulative translation adjustments, net of taxes		(1,956)		(18,461)		(12,024)	(11,905)
Increase (decrease) in unrealized gains (losses) on available-for-sale securities, net of taxes		(10,309)		118,240		(246,051)	(255,368)
Account payable for contingent consideration		—		166,516		20,461	20,258

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003, 2004 and 2005

1.	General Information and Summary of Significant Accounting Policies

Business
      Shinhan Financial Group Co., Ltd. is a financial holding company incorporated in the Republic of Korea (Korea) under the Financial Holding Company Act of Korea. Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the Group) engage in banking and a variety of related businesses to provide a wide range of financial services to corporations, governments, institutions and individuals.
      The principal subsidiaries of the Group at December 31 are as follows:

		Percentage of
		Ownership(1)
	Country of
	Incorporation	2003	2004	2005

Shinhan Bank	Korea	100%	100%	100%
Chohung Bank	Korea	81.15%	100%	100%
Good Morning Shinhan Securities Co., Ltd.	Korea	60.47%	100%	100%
Shinhan Card Co., Ltd.	Korea	100%	100%	100%
Shinhan Capital Co., Ltd.	Korea	100%	100%	100%
Jeju Bank	Korea	62.42%	62.42%	62.42%
Shinhan Credit Information Co., Ltd.	Korea	51.00%	100%	100%
Shinhan Private Equity Inc.	Korea	—	100%	100%
Shinhan Life Insurance Co., Ltd.	Korea	12.90%	12.90%	100%

Notes:

(1)	Direct and indirect ownership are combined.

(2)	All holdings are in the common stock of the respective subsidiaries.
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

Principles of Consolidation
      The consolidated financial statements include the accounts of Shinhan Financial Group Co., Ltd. and its majority-owned subsidiaries. The Group consolidates subsidiaries in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. All significant intercompany transactions and balances have been eliminated in consolidation. Operating results of companies purchased are included from the dates of the acquisition. Assets held in an agency or trust management capacities are not included in the consolidated financial statements. The Group accounts for investments in companies in which it owns voting or economic interest of 20% to 50% and for which it has significant influence over operating and financing decisions using the equity method of accounting, and the pro rata share of their income (loss) is included in other noninerest income (expense). Investments in joint ventures, where the Group does not have unilateral control, are also accounted for using the equity method of accounting. Investments in companies where the Group owns less than 20% and does not have the ability to exercise significant influence over operating and financing decisions are accounted for using the cost method of accounting. Income from these investment is recognized when dividends are received. As discussed below, the Group consolidates entities deemed to be variable interest entities (VIEs) when the Group is determined to be the primary beneficiary of the VIEs.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Variable Interest Entities
      An entity is referred to as a variable interest entity (VIE) if it meets the criteria outlined in FASB Interpretation No. 46R, Consolidation of Variable Interest Entities (revised December 2003) (FIN 46R), which are: (1) the entity has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) the entity has equity investors that cannot make significant decisions about the entity’s operations or that do not absorb the expected losses or receive the expected residual returns of the entity. In addition, as specified in FIN 46R, a VIE must be consolidated by the Group if it is deemed to be the primary beneficiary of the VIE, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both.
      Along with the VIEs that are consolidated in accordance with these guidelines, the Group has significant variable interests in other VIEs that are not consolidated because the Group is not the primary beneficiary. These includes Special Purpose Entities (SPEs) where the Group provides credit enhancement or liquidity guarantees, and various investment trust funds. All other entities not deemed to be VIEs, with which the Group has involvement, are evaluated for consolidation under ARB No. 51, Consolidated Financial Statements, and SFAS No. 94, Consolidation of All Majority-Owned Subsidiaries (SFAS 94).

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

Use of Estimates
      The preparation of the consolidated financial statements requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of securities, intangibles and goodwill, valuation allowances for loans losses and unfunded lending commitment, deferred income tax assets, future policy benefits and valuation of derivative instruments. Actual results could differ from those estimates.

Cash and Cash Equivalents
      For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, cash items in the process of collection and amounts due from banks, other financial institutions and the Bank of Korea (BOK), all of which have original maturities within 90 days.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Securities Purchased under Resale Agreements and Securities Sold under Repurchase Agreements
      Securities purchased under resale agreements and securities sold under repurchase agreements are treated as collateralized financing transactions and are carried in the consolidated balance sheets at the amount at which the securities will be subsequently resold or repurchased, including accrued interest, as specified in the respective agreements. Interest earned on resale agreements and interests incurred on repurchase agreements are reported as interest income and interest expense, respectively. The Group’s policy is to take possession of securities purchased under agreements to resell. The market value of securities to be repurchased and resold is monitored, and additional collateral is obtained where appropriate to protect the Group against credit exposure.

Trading Assets and Liabilities, including derivatives
      Trading assets include securities that are bought and held principally for the purpose of selling them in the near term. Trading positions are carried at fair value and recorded on a trade date basis. The Group recognizes changes in the fair value of trading positions as they occur in net trading profits. Interest and dividends are included in net interest income on trading assets.
      Trading assets and liabilities also include derivatives used for trading purposes and for non-trading purposes that do not qualify for hedge accounting treatment and foreign exchange contracts which are recognized on the consolidated financial statements at fair value. Trading and non-trading derivatives include interest rate and foreign currency swaps, equity conversion options, credit indexed contracts, puts and calls, caps and floors, warrants, futures and forwards. The Group recognizes changes in the fair value of trading and non-trading derivatives that do not qualify for hedge accounting treatment and foreign exchange contracts as they occur in net trading profits.
      The fair value of trading securities, derivative financial instruments and foreign exchange contracts is determined using quoted market prices, including quotes from dealers trading those securities or instruments, when available. If quoted market prices are not available, the fair value is determined based on pricing models, quoted prices of instruments with similar characteristics, discounted cash flows or the net asset value of the investee, counterparty quotes or external valuations performed by qualified independent evaluators.

Derivatives and Hedging Activities
      As part of its asset and liability management process, the Group uses various derivative instruments including interest rate and foreign currency swaps to manage various interest rate and foreign exchange exposures or modify interest rate characteristics of various balance sheet accounts. Certain derivative contracts such as interest rate swaps and cross currency swaps are entered into for non-trading purposes and intended to serve as economic hedges of risk but do not qualify for hedge accounting.
      The Group accounts for derivative and hedging activities in accordance with the FASB Statement No. 133 (SFAS 133), amended by SFAS 138 and SFAS 149, Accounting for Derivative Instruments and Hedging Activities, which requires that all derivative instruments be recorded on the balance sheet at their respective fair value.
      On the date a derivative contract is entered into, the Group designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), a foreign-currency fair-value or cash-flow hedge (foreign currency hedge), or a hedge of a net investment in a foreign operation. For all hedging relationships the Group formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Group also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
      Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within other comprehensive income. The ineffective portion of the change in fair value of a derivative instrument that qualifies as a cash-flow hedge is reported in earnings. Changes in the fair value of derivative trading instruments are reported in current period earnings.
      The Group discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is dedesignated as a hedging instrument because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.
      In all situations in which hedge accounting is discontinued and the derivative is retained, the Group continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Group no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Group removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet, and recognizes any gain or loss in earnings. When it is probable that a forecasted transaction will not occur, the Group discontinues hedge accounting if not already done and recognizes immediately in earnings gains and losses that were accumulated in other comprehensive income.
      The short-cut method of hedge accounting assumes no ineffectiveness in a hedging relationship involving an interest rate swap and an interest-bearing asset or liability. The changes in the fair value or cash flows that are attributable to the risk being hedged will be completely offset at the hedge’s inception and on an on-going basis. Under the short-cut method, among other requirements, the critical terms of the derivative instrument and the hedged item should be initially the same and subsequently stay the same throughout the hedge’s life to support the ongoing application of hedge accounting.

Investment Securities
      Investments securities primarily consist of Korean Treasury, mortgage-backed, corporate debt, and equity securities with readily determinable fair values. The Group classifies its debt securities in one of three categories: trading, available-for-sale, or held-to-maturity and its equity securities into trading or available-for-sale. Trading securities are bought and held principally for the purpose of selling them in the near term.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Held-to-maturity debt securities are those securities in which the Group has the positive intent and ability to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.
      Available-for-sale securities are recorded at fair value. Held-to-maturity debt securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined using moving average method for equity securities or specific identification method for debt securities.
      A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earning and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Group considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, and forecasted performance of the investee.
      Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.

Non-marketable or restricted equity securities
      The Group holds certain equity securities that do not have readily determinable fair values or have sales restrictions exceeding one year investments, which are not within the scope of SFAS 115, Accounting for Certain Investments in Debt and Equity Securities. Those investments are recorded as other investments under Other Assets in the consolidated balance sheets and are accounted for at cost, with dividend income earned on these securities recorded as non-interest income and any other-than-temporary impairment recorded as non-interest expenses.

Loans
      Loans are reported at their outstanding principal balances net of any unearned income, charge-offs, unamortized deferred fees and costs on originated loans, and premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to income over the lives of the related loans. Unearned income, discounts and premiums are amortized using methods that approximate the interest method.
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

Allowance for Loan Losses
      The Group’s allowance for loan losses is based upon management’s continuing review and evaluation of the loan portfolio and is management’s best estimate of probable losses that have been incurred as of the balance sheet date. The determination of the adequacy of the allowance for loan losses hinges upon various judgments and assumptions, including but not limited to, management’s assessment of potential losses on individual loans, domestic and international economic conditions, loan portfolio composition, transfer risks and prior loan loss experience. The allowance for loan losses is increased by the provision for loan losses, which is charged against current period operating results and decreased by the amount of charge-offs, net of recoveries.
      The Group’s allowance for loan losses consists of (a) specific allowances for specifically identified impaired borrowers, and (b) general allowances for homogeneous pools of commercial and consumer loans, and other loans which are not specifically identified as impaired.
      A commercial loan is considered impaired when, after consideration of current information and events, it is probable that the Group will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the loan agreement. The Group considers the following types of loans to be impaired:

•	Loans classified as “substandard” or below according to asset classification guidelines of the Financial Supervisory Commission (FSC) of the Republic of Korea.

•	Loans that are 90 days or more past due; and

•	Loans which are “troubled debt restructurings” under US Generally Accepted Accounting Principles (US GAAP)
      Once a loan has been identified as individually impaired, impairment is measured in accordance with SFAS 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS 118. The Group’s measurement of the impairment of a loan, with the exception of large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, is based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, on the loan’s observable market price or on the fair value of the collateral if the loan is collateral dependent. If the resulting value is less than the book value of the loan, a specific allowance is established for an amount equal to the difference. Any amounts deemed uncollectible are charged against the allowance for loan losses. Recoveries of previously charged-off amounts are credited to the allowance for loan losses. Impairment criteria are applied to the entire loan portfolio, exclusive of leases and smaller-balance homogeneous loans such as residential mortgage, consumer loans and credit cards, which are evaluated collectively for impairment. Smaller-balance commercial loans, managed on a portfolio basis, are also evaluated collectively for impairment.
      The allowance for non-impaired corporate loans, consumer loans and credit card loans is determined using several modeling tools, including a delinquency roll-rate model for credit cards, as well as a risk rating migration model for homogeneous pools of consumer and commercial loans. The loss factors developed through the use of such models are based on the Group’s historical loss experiences and may be adjusted for

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
significant factors that, in management’s judgment, affect the collectibility of the portfolio as of the evaluation date.
      The Group charges off unsecured consumer and credit card loan amounts past due greater than 180 days and the amount deemed uncollectible on financing leases is charged off when past due greater than one year.
      With regard to loans sold with recourse obligations, the allowance for loan losses was re-established if loans sold with recourse obligations were reacquired, at an amount measured as of the date of reacquisition prior to January 1, 2005. Loans acquired on January 1, 2005 or after are recorded at fair value at the reacquisition and the Group does not reestablish the allowance for loan losses for such loans. Any movement in the allowance in relation to these loans after reacquisition is included within the overall provision for loan losses during the relevant year. The related specific allowance for loan losses is transferred as cost of the net book value of the loan as of the date of sale when non-performing loans are sold and derecognized from the balance sheet.

Allowance for off-balance sheet credit instruments
      The Group maintains an allowance for credit losses on off-balance sheet credit instruments, such as commitments to extend credit, guarantees, acceptance, standby and commercial letters of credit and other financial instruments to absorb estimated probable losses related to these unfunded credit facilities. The allowance is estimated based on the assessment of the probability of commitment usage and credit risk factors for loans outstanding to these same customers. The allowance for credit losses for off-balance sheet credit instruments is included in other liabilities.

Foreclosed Assets
      Assets acquired through, or in lieu of, loan foreclosures are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, the assets are carried at the lower of their carrying amounts or fair values, less cost to sell, based on periodic valuation reviews performed by management. Revenues and expenses from operations and changes in the valuation allowance are included in other non-interest expenses.

Securitizations
      The Group primarily securitizes corporate loans, credit card receivables, mortgages and student loans.
      There are two key accounting determinations that must be made relating to securitizations. First, in the case where the Group originated or owned the financial assets transferred to the securitization entity, a decision must be made as to whether that transfer is considered a sale under generally accepted accounting principles. If it is a sale, the transferred assets are removed from the Group’s consolidated balance sheet with a gain or loss recognized. Alternatively, when the transfer would not be considered as a sale but rather a financing, the assets will remain on the Group’s balance sheet with an offsetting liability recognized in the amount of received proceeds.
      Second, determination must be made as to whether the securitization entity is sufficiently independent. If so, the entity would not be included in the Group’s consolidated financial statements. For each securitization entity with which it is involved, the Group makes a determination of whether the entity should be considered a subsidiary of the Group and be included in its consolidated financial statements or whether the entity is sufficiently independent that it does not need to be consolidated. If the securitization entity’s activities are sufficiently restricted to meet accounting requirements to be a Qualifying Special Purpose Entities (QSPE), the securitization entity is not consolidated by the seller of transferred assets. If the securitization entity is determined to be a VIE, the Group consolidates the VIE if it is the primary beneficiary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      For all other securitization entities determined not to be VIEs in which the Group participates, a consolidation decision is made by evaluating several factors, including how much of the entity’s ownership is in the hands of third-party investors, who controls the securitization entity, and who reaps the rewards and bears the risks of the entity. Only securitization entities controlled by the Group are consolidated.
      Interest in the securitized and sold loans may be retained in the form of subordinated debts. Retained interests are primarily recorded as available-for-sale investments. Gains or losses on securitization and sale depend in part on the previous carrying amount of the loans involved in the transfer and are allocated between the loans sold and the retained interests based on their relative fair values at the date of sale. Gains are recognized at the time of securitization and are reported in non-interest income or expense.
      The Group values its securitized retained interest at fair value using either financial models, quoted market prices, or sales of similar assets. Where quoted market prices are not available, the Group estimates the fair value of these retained interests by determining the present value of expected future cash flows using modeling techniques that incorporate management’s best estimates of key assumptions, including prepayment speeds, credit losses, and discount rates.

Transfers of Financial Assets
      For a transfer of financial assets to be considered a sale, the assets must have been isolated from the Group, even in bankruptcy or other receivership; the purchaser must have the right to sell the assets transferred, or the purchaser must be a QSPE. If these sale requirements are met, the assets are removed from the Group’s consolidated balance sheet. If the conditions for sale are not met, the transfer is considered to be a secured borrowing, and the assets remain on the consolidated balance sheet. The sale proceeds are recognized as the Group’s liability. A legal opinion on a sale is generally obtained for complex transactions or where the Group has continuing involvement with assets transferred or with the securitization entity. Those opinions must state that the asset transfer is considered a sale and that the assets transferred would not be consolidated with the other assets in the event of the Group’s insolvency.

Premises and Equipment
      Buildings, equipment and furniture, leasehold improvements and operation lease assets are stated at cost less accumulated depreciation and amortization. Equipment under capital leases are stated at the present value of minimum lease payments. Depreciation of buildings and operating lease assets is calculated on the straight-line method over the estimated useful lives of the assets. Depreciation of equipment and furniture is calculated on a declining balance method over the useful lives of the assets. Equipment under capital leases and leasehold improvements are amortized straight-line method over the shorter of the lease term or estimated useful life of the asset. Gains or losses on sale of premises and equipment are determined by reference to their carrying amounts. Maintenance and repairs are charged to expense as incurred.
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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Goodwill and Other Intangible Assets
      Goodwill represents the excess of the cost of an acquired business in excess of the fair value of the net assets acquired. Other intangible assets represent purchased assets that also lack physical substance but can be distinguished from goodwill because of contractual or other legal rights, or because the asset is capable of being sold or exchanged either on its own or in connection with a related contract, asset, or liability. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142, Goodwill and Other Intangible Assets. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144, Accounting for Impairment or Disposal of Long-Lived Assets.
      The Group’s finite-lived intangible assets are comprised of core deposit, credit card relationship, brokerage customer relationship and Korea Securities Finance Corporation (KSFC) deposit, valuation of business acquired (“VOBA”) intangibles. Core deposit intangibles represent the value of the funding provided by a base of acquired demand and savings accounts, which the Group can expect to maintain for an extended period of time because of generally stable customer relationships. Credit card relationship and brokerage customer relationship intangibles reflect the value of revenues to be derived from a base of acquired customer credit card and brokerage accounts’ activities, which the Group can expect to maintain for an extended period of time. KSFC deposit intangibles represent the positive spread realized on the differences between the interest rate paid to the customers and the interest rate earned on the deposit with KSFC, which the Group can expect to maintain for an extended period of time. VOBA intangible represents the present value of future profits embedded in the acquired business, which is determined by estimating the net present value of future cash flows from the contracts in force at the date of acquisition. The Group has established VOBA primarily for its acquired traditional, interest-sensitive and variable businesses. Each of traditional and interest-sensitive businesses is composed of life insurance and annuity contacts.
      The finite-lived intangibles except VOBA are amortized using sum-of-the-years’-digit method over their estimated useful lives, which range from 1 to 18 years. The estimated weighted-average life of brokerage customer relationship intangibles, KSFC deposit intangibles and Chohung Bank’s core deposit intangibles and credit card relationship intangibles are approximately 3, 3, 10 and 5 years, respectively, reflecting the run-off of economic value. VOBA is amortized over the effective lives of the acquired contracts. For acquired traditional business, VOBA is amortized in proportion to gross premiums of insurance in force, as applicable. For acquired interest-sensitive and variable businesses, VOBA is amortized in proportion to gross profits arising from the contracts and anticipated future experience, which is evaluated regularly.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      During 2004, the Group decided to change its method of calculating amortization on other intangible assets from the straight-line method to the sum-of-the-years’-digits (SYD) method. The Group changed its amortization method for intangible assets because it is believed that the SYD method better reflects the pattern in which the economic benefits of other intangible assets are consumed or otherwise used up. The new method has been applied retroactively to the acquisitions of other intangible assets of prior years. The adjustment of W(23,049) million (net of W8,743 million in income taxes) included in 2004 income is the cumulative effect of applying the new method retroactively. The pro forma amounts shown below have been adjusted for the effect of the retroactive application of the new amortization method and the related income taxes.

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

Deferred Policy Acquisition Costs (DAC)
      Deferred Policy Acquisition Costs (DAC), included in other assets, represent the costs of acquiring new business, principally commissions, certain underwriting and agency expenses, and the cost of issuing policies.
      For traditional business, DAC is amortized over the premium-paying periods of the related policies, in proportion to the ratio of the annual premium revenue to the total anticipated premium revenue in accordance with SFAS No. 60, Accounting and Reporting by Insurance Enterprises (SFAS 60). Assumptions as to the anticipated premiums are made at the date of policy issuance or acquisition and are consistently applied over the life of the policy.
      For Interest-sensitive and variable businesses, DAC is amortized at a constant rate based upon the present value of estimated gross profits expected to be realized in accordance with SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Losses from Sale of Investments (SFAS 97). The effect of changes in estimated gross profits on unamortized deferred acquisition costs is reflected in the period such estimated gross profits are revised.
      Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income, including investment income, and, if not recoverable, are charged to expense. All other acquisition expenses are charged to operations as incurred.

Future policy benefits
      The group’s liability for future policy benefits is primarily comprised of the present value of estimated future payments to or on behalf of policyholders, where the timing and amount of payment depends on policyholder mortality or morbidity, less the present value of future net premiums. Major assumptions used for future policy benefits are mortality and interest rate assumption. Expected mortality is generally based on the Group’s historical experience including a provision for the risk of adverse deviation. Interest rate assumptions are based on factors such as market conditions and expected investment returns. Although mortality and interest rate assumptions are “locked-in” upon the issuance of new insurance or annuity business with fixed and guaranteed terms, significant changes in experience or assumptions may require the Group to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves, if required, are determined based on assumptions at the time the premium deficiency reserve is established and do not include a provision for the risk of adverse deviation.
      The group’s liability for future policy benefits also includes a liability for unpaid claims and claim adjustment expenses. The Group does not establish loss reserves until a loss has occurred. However, unpaid claims and claim adjustment expenses includes estimates of claims that the Group believes have been incurred but have not yet been reported as of the balance sheet date. The Group’s liability for future policy benefits also includes liabilities for guarantee benefits related to certain nontraditional long-duration life and annuity contracts and unearned revenues.

Separate account assets and liabilities.
      Separate account assets and liabilities are reported at fair value and represent segregated funds that are invested for certain policyholders. The assets consist of equity securities, fixed maturities, policy loans and cash equivalents. The assets of each account are legally segregated and are generally not subject to claims that arise out of any other business of the Group. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Group with respect to certain accounts. The investment income and gains or losses for separate accounts generally accrue to the policyholders and are not included in the consolidated statements of income. Separate account assets and liabilities amounts are included in “Other assets” and “Accrued expenses and other liabilities,” respectively and amount of each account is W124,249 million.

Insurance premium
      Insurance Premiums from long-duration contracts, principally life insurance, are earned when due as determined by the respective contract. Premiums from short-duration insurance contracts, principally accident and health policies, are earned over the related contract period.

Impairment
      In accordance with SFAS 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows or quoted market prices in active markets if available, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.
      Goodwill and intangible assets that have indefinite useful lives are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. For goodwill, the impairment determination is made at the reporting unit level and consists of two steps. First, the Group determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

Stock-Based Compensation
      The Group uses a fair value method of accounting for stock-based compensation provided to its employees and key executives. The Group values stock options issued based upon an option-pricing model, and recognizes this value as an expense, adjusted for forfeitures, over the period in which the options vest. See Note 28 for further information.

Commissions and Fees
      Commissions and fees primarily consist of brokerage fees and commissions, credit card fees, fees on guarantees and import/ export letters of credit, and commissions received on remittance, cash dispenser service, cash management services and others. These fees are recognized over the period during which the related services are rendered.

Net Trust Management Fees
      The Group manages funds on behalf of its customers through operations of various trust accounts. The Group receives fees for managing those funds which are recognized when earned. The Group is also entitled to receive performance-based fees for certain trust accounts. These fees, if earned, are recognized at the end of the performance period. In addition, the Group is liable to compensate trust account holders for losses incurred in certain trust accounts, subject to minimum return and principal guarantees. Such losses arising from the trusts underperforming the guaranteed level are accrued at the end of each applicable year when they are considered probable and reasonably estimable, and are included in net trust management fees.

Co-branding Credit Card Arrangements
      The Group has co-brand arrangements with certain vendors that entitle a cardholder to receive benefits, such as airline frequent-flyer points, based on purchases made with the card. These arrangements have remaining terms not exceeding five years. The Group makes monthly payments to the certain co-brand partners based on the volume of cardholders’ purchases and on the number of points awarded to cardholders, and to the other co-brand partners, based on the numbers of points used when cardholders use the points awarded. The probable amount of payments to the co-brand partners is estimated considering historical payment experience and is recorded in other liability.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Dormant accounts
      Customers’ deposit with a positive balance but no earnings for an extended period of time is considered as dormant accounts. Pursuant to the Korean Commercial Code, the Group is legally discharged of these dormant accounts if customers do not redeem deposits within five years after their contractual maturities. However, the Group is obliged to return these deposits with interest upon customers’ requests consistent with Korean Banking Practices. With respect to the dormant accounts, the Group estimates redemption ratio based on past experience and recognizes gain on dormant accounts excluding expected redemption amounts as other non-interest income.

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
      Deferred tax assets, including the tax effect on the carryforward tax losses, are recognized to the extent it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets depends upon the generation of future taxable income during the periods in which those temporary differences become deductible. To the extent the deferred tax assets are not realizable, a valuation allowance is recognized.

Earnings Per Share
      Earnings per share is computed after recognition of preferred stock dividend requirements. Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. It is computed after giving consideration to the weighted average dilutive effect of the Group’s stock option, bonds with stock purchase warrants and redeemable convertible preferred stock. Dilutive potential common shares are calculated using the treasury stock method and if-converted method.

Comprehensive Income
      The Group records unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments in Accumulated Other Comprehensive Income (AOCI), net of taxes. Unrealized gains and losses on available-for-sale securities are reclassified to net income as the gains or losses are realized upon sale of the securities. Other-than-temporary impairment charges are reclassified to net income at the time of the charge. Translation gains or losses on foreign currency translation adjustments are reclassified to net income upon sale or liquidation of investments in foreign operations.

Convenience Translation
      The Group operates primarily in Korea and its official accounting records are maintained in Korean Won. The US dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in US dollars at the rate of W1,010.00: US$1, the United States Federal Reserve Bank of New York noon buying exchange rate in effect on December 31, 2005. Such convenience into US dollar should not be construed as representations that the Korean Won amounts have

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
been, could have been, or could in the future be converted into US dollars at this or any other rate of exchange.

Reclassification
      Certain reclassifications have been made in the prior years’ consolidated financial statements to conform to the current year presentation for comparability purposes.

2.	Accounting Changes and Future Application of Accounting Standards

Derivative Instruments and Hedging Activities
      On July 1, 2003, the Group adopted SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS 149). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). In particular, SFAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. This Statement is generally effective for contracts entered into or modified after June 30, 2003 and did not have a material impact on the Group’s consolidated financial statements.

Liabilities and Equity
      On July 1, 2003, the Group adopted SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). SFAS 150 establishes standards for how an issuer measures and classifies certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) when that financial instruments embodies an obligation of the issuer. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective July 1, 2003. Further, SFAS 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The impact of adopting SFAS 150 on the consolidated financial statements is described in Note 22.

Consolidation of Variable Interest Entities
      In January 2003, the FASB issued FASB Interpretation No. 46 Consolidation of Variable Interest Entities, an Interpretation of ARB 51 (FIN 46), which provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of VIEs in its consolidated financial statements. FIN 46 requires VIEs to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIEs’ activities or entitled to receive a majority of entity’s residual returns, or both.
      The provisions of FIN 46 were effective immediately to variable interests in VIEs created after January 31, 2003. Variable interests in VIEs created before February 1, 2003 were originally subject to the provisions of FIN 46 no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. In October 2003, the FASB issued guidance (FASB Staff Position FIN 46-6) that provided for a deferral of the effective date of applying FIN 46 to entities created before February 1, 2003. According to that deferral, a public entity needed not apply the provisions of FIN 46 until December 31, 2003.
      In December 2003, the FASB issued a revision to FIN 46 (FIN 46R) to address certain technical corrections and implementation issues that had arisen since the issuance of FIN 46. A public entity that is not a small business issuer shall apply FIN 46 or FIN 46R to the SPEs no later than as of December 31, 2003 and no later than March 31, 2004 to the Non-SPEs.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As a Foreign Private Issuer (“FPI”), as defined in the United States Securities and Exchange Commission regulations, the Group prepares its consolidated financial statements in accordance with US GAAP on an annual basis. Based on views published by the SEC staff, the Group should apply the provisions of FIN 46 or FIN 46R to those entities considered SPEs on January 1, 2004, and to other entities no later than December 31, 2004 as a FPI.
      In 2003, the group immediately applied FIN 46 to variable interest entities created after January 31, 2003, and the group applied FIN 46R to all variable interest entities created before February 1, 2003 on January 1, 2004 as a FPI. There was no significant effect from the application of FIN 46 & FIN 46R. More information related to the adoption of FIN 46 and FIN 46R is presented in Note 36.

Accounting for Loan Commitments Accounted for as Derivatives
      In March 2004, the Securities Exchange Commission (SEC) issued Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments (SAB 105) which summarizes the views of the SEC staff regarding the application of US GAAP to loan commitments accounted for as derivative commitments. SAB 105 specifies that servicing assets embedded in commitments for loans to be held for sale should be recognized only when the servicing asset has been contractually separated from the associated loans by sale or securitization. On April 1, 2004, this Bulletin is effective for loan commitments entered into after March 31, 2004 and did not have a material impact on the Group’s consolidated financial statements.

Employers’ Disclosure about Pensions and Other Postretirement Benefits
      In December 2003, the FASB issued SFAS No. 132R (Revised 2003), Employers’ Disclosure about Pensions and Other Postretirement Benefits (SFAS 123R). The SFAS 132R requires additional disclosure in financial statements about expected future benefit payments, which must be disclosed for fiscal years ending after June 15, 2004. The disclosures required by this Standard are included in Note 27 to the consolidated financial statements.

Accounting for Certain Loans or Debt Securities Acquired in a Transfer
      On January 1, 2005, Statement of Position (SOP) No. 03-3. Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3), was adopted for loan acquisitions. SOP 03-3 requires acquired loans to be recorded at fair value and prohibits carrying over valuation allowances in the initial accounting for acquired impaired loans. Loans carried at fair value, mortgage loans held for sale, and loans to borrowers in good standing under revolving credit agreements are excluded from the scope of SOP 03-3.
      SOP 03-3 limits the yield that may be accreted to the excess of the undiscounted expected cash flows over the investor’s initial investment in the loan. The excess of the contractual cash flows over expected cash flows may not be recognized as an adjustment of yield. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan’s yield over its remaining life. Decreases in expected cash flows are recognized as impairments.

The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments
      On September 30, 2004, the FASB voted unanimously to delay the effective date of certain provisions of EITF 03-1, The Meaning of Other-Than-Temporary Impairment and its Applications to Certain Investments. The delay applies to both debt and equity securities and specifically applies to impairments caused by interest rate and sector spreads. In addition, the provisions of EITF 03-1 that were delayed relate to the requirements that a company declare its intent to hold the security to recovery and designate a recovery period in order to avoid recognizing an other-than-temporary impairment charge through earnings. On November 3, 2005, the FASB issued FASB Staff Position FAS 115-1, The Meaning of Other-Than-Temporary Impairment and its

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Applications to Certain Investments, revising the guidance in EITF 03-1, which did not have a material impact on the Group’s consolidated financial statements. The disclosures required by EITF 03-1 are included in Note 7 to the consolidated financial statements. The adoption of SFAS 115-1 is not expected to have a material impact on the Group’s consolidated financial statements.

Share-Based Compensation
      In December 2004, the FASB issued SFAS No. 123R (revised 2004), Share-based Payment (SFAS 123R), which revises SFAS 123 and supersedes Accounting Principle Board (APB) Opinion 25, Accounting for Stock Issued to Employees. In March 2005, the SEC issued SAB 107 which provides interpretive guidance on SFAS 123R. Accounting and reporting under SFAS 123R is generally similar to the SFAS 123 approach, however, SFAS 123R requires the Group to measure and record compensation expense for stock options and other share-based payments based on the instruments’ fair value reduced by expected forfeitures. SFAS 123R permits adoption using one of two methods — modified prospective or modified retrospective. SFAS 123R also amends SFAS 95, Statement of Cash Flows, requiring the benefits of tax deductions in excess of recognized cash flows to be reported as a financing cash flow, rather than as an operating cash flow as previously required. In April 2005, the SEC approved a new rule that, for public companies, delays the effective date of SFAS 123R to no later than January 1, 2006. The Group adopted SFAS 123R and SAB 107 beginning January 1, 2006 under the modified prospective method. The Group adopted fair value method of accounting for stock-based compensation s of January 1, 2003, as a result, the adoption of SFAS 123R and SAB 107 did not have a material impact on the Group’s consolidated financial statements.

Accounting for Exchange of Nonmonetary Assets
      In December 2004, the FASB issued SFAS No. 153, Accounting for Exchange of Nonmonetary Assets (SFAS 153), which eliminates the APB Opinion No. 29 exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material impact to the Group’s consolidated financial statements.

Accounting for Conditional Asset Retirement Obligations
      In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47) as used in SFAS 143. Conditional asset retirement obligations are legal obligations to perform an asset retirement activity in which the timing and/ or method of settlement are conditional based upon a future event that may or may not be within the control of the Group. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/ or method of settlement. FIN 47 clarifies that entities are required to recognize a liability for the fair value of the conditional asset retirement obligation if the fair value of the liability can be reasonably estimated and provides guidance for determining when entities would have sufficient information to reasonably estimate the fair value of the obligation. The Group adopted FIN 47 on December 31, 2005. The implementation did not have a material impact on its financial position or results of operations.

Accounting Changes and Error Corrections
      In March 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (SFAS 154). SFAS 154 establishes, unless impracticable, retrospective applications as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
newly adopted accounting principle. This statement will be effective for the Group for all accounting changes and any error corrections occurring after January 1, 2006. The impact of SFAS 154 will depend on the accounting changes, if any, in a future period.

Accounting for Certain Hybrid Financial Instruments
      On February 16, 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (SFAS 155), an amendment of SFAS 140 and SFAS 133. SFAS 155 permits the Group to elect to measure any hybrid financial instrument at fair value (with changes in fair value recognized in earnings) if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under SFAS 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. The Statement will be effective for all instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of the Group’s fiscal year that begins after September 15, 2006, with earlier adoption permitted as of the beginning of the Group’s 2006 fiscal year, provided that financial statements for any interim period of that fiscal year have not been issued. The Group has not yet decided whether it will early adopt SFAS 155 effective January 1, 2006, and is still assessing the impact of this change in accounting.

Accounting for Servicing of Financial Assets
      On March, 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets which amends SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations, a) a transfer of the servicer’s financial assets that meets the requirements for sale accounting, b) a transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with SFAS 115 and c) an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates. SFAS No. 156 also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable and permits an entity to choose either of amortization method or fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. The Statement is effective as of the beginning of the Group’s first fiscal year that begins after September 15, 2006. The requirements for recognition and initial measurement of servicing assets and servicing liabilities should be applied prospectively to all transactions after adoption. Management of the Group is currently evaluating the effect of SFAS 156, but does not expect that it would have a material impact on the Gorup’s consolidated financial statements.

3.	Business Changes and Developments

Formation of Shinhan Financial Group
      On September 1, 2001, the Group was formed through a business combination involving exchanges of the Group’s common stock with the former stockholders of Shinhan Bank, Shinhan Capital Co., Ltd. (Shinhan Capital), Shinhan Securities Co., Ltd. (Shinhan Securities) and Shinhan Investment Trust Management Co., Ltd. (Shinhan ITM). The respective ratios of exchange for one share of Shinhan Bank, Shinhan Capital,

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Shinhan Securities and Shinhan ITM’s common stock into the Group’s common stock and the related number of shares of the Group’s common stock issued to the respective former stockholders were as follows:

		Number of
		Shares of the Group’s
		Common Stock
	Exchange Ratio	Issued

Shinhan Bank	1	275,182,814
Shinhan Capital	0.3048	4,877,424
Shinhan Securities	0.3594	8,570,322
Shinhan ITM	0.4642	3,713,632
      Upon formation of the Group, Shinhan Bank, Shinhan Capital, Shinhan Securities and Shinhan ITM became wholly-owned subsidiaries of the Group, and the former stockholders of Shinhan Bank, Shinhan Capital, Shinhan Securities and Shinhan ITM owned 94.13%, 1.67%, 2.93% and 1.27% of the Group, respectively, on September 1, 2001. The formation of the Group was accounted for using the purchase method, with Shinhan Bank being the accounting acquirer. The fair value of the acquired net assets of Shinhan Capital, Shinhan Securities and Shinhan ITM amounted to W31,917 million, W253,880 million and W19,053 million, respectively. The acquired assets and liabilities of Shinhan Capital, Shinhan Securities and Shinhan ITM were recorded at fair value, with the differences between the fair value of the net assets acquired and the purchase consideration representing goodwill or negative goodwill, as appropriate. With respect to the acquisitions of Shinhan Capital and Shinhan ITM, goodwill of W1,616 million and W2,432 million, respectively, was recognized. The acquisition of Shinhan Securities resulted in negative goodwill, which was initially allocated to the identifiable intangible assets, premises and equipment on a pro rata basis. After those asset balances were reduced to zero, the remaining unallocated negative goodwill in the amount of W63,811 million was recognized as an extraordinary gain.

Acquisition of Jeju Bank
      On April 4, 2002, the Group acquired 51.0% of the total outstanding common stock of Jeju Bank from Korea Depository Insurance Corporation (KDIC). On July 5, 2002, the Group acquired additional common stock of Jeju Bank and increased its ownership to 62.4%. The total purchase price was approximately W42,935 million in cash. The acquisition of Jeju Bank was accounted for using the purchase method and has been reflected in the consolidated financial statements as of the acquisition date. The fair value of net assets acquired amounted to W68,628 million. Furthermore, an initial negative goodwill of W25,693 million was recognized, and allocated to the identifiable intangible assets, premises and equipment on a pro rata basis.

Spin-off of Shinhan Card Co., Ltd
      Shinhan Card Co., Ltd. (Shinhan Card) was established on June 1, 2002 under the Specialized Credit Financial Business Act through the spin-off of the credit card division of Shinhan Bank. Shinhan Card is engaged principally in credit card services, factoring, consumer loan and installment financing.

Acquisition of Good Morning Securities Co., Ltd. (Good Morning Securities)
      Between June 18, 2002 and July 9, 2002, the Group acquired 31.7% of the total outstanding common stock of Good Morning Securities Co., Ltd. (Good Morning Securities) for approximately W405,216 million in cash. Subsequently, Good Morning Securities acquired W360,499 million of its own stock as treasury stock, increasing the Group’s ownership in Good Morning Securities to 45.4%. On July 31, 2002, the Group contributed its 100% interest in Shinhan Securities to Good Morning Securities to obtain an additional 15.0% of ownership interest and subsequently Shinhan Securities was merged into Good Morning Securities. The Group recognized a gain of W10,642 million on the sale of its 39.53% investment in Shinhan Securities. After

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the transaction, the Group effectively owned 60.47% of the combined entity, which changed its name to Good Morning Shinhan Securities Co., Ltd. (Good Morning Shinhan Securities). The aggregate fair value of net assets acquired amounted to W236,628 million. In connection with this acquisition, the Group recorded goodwill of W282,366 million. The goodwill was assigned to the brokerage and capital market units in the amounts of W244,736 million and W37,630 million, respectively. None of the amount is deductible for tax purposes.
      On September 17, 2004, the Group decided to incorporate Good Morning Shinhan Securities as a wholly-owned subsidiary of the Group through a tender offer and share exchange, at the board of directors’ meeting. Pursuant to the resolution, the Group provided a tender offer for 11.99% of preferred shares in Good Morning Shinhan Securities at W2,500 per share from September 24, 2004 to October 13, 2004, and the Group purchased 8.95% of preferred shares in the market and through over-the-counter trading during the period. Additionally, on October 21, 2004, the Group purchased 27.26% of preferred shares in Good Morning Shinhan Securities at W2,495 per share in cash, which had been held by Good Morning Shinhan Securities, and with respect to the remaining shares, one share of common and preferred stock of Good Morning Shinhan Securities were exchanged for 0.1633 share and 0.0977 share in the Group, respectively, as of December 23, 2004. As a result, as of December 23, 2004, the Group’s percentage of ownership increased to 100% and Good Morning Shinhan Securities became a wholly-owned subsidiary of the Group. The aggregate fair value of net assets acquired amounted to W358,828 million. In connection with additional acquisition, the Group recorded negative goodwill of W149,791 million. The negative goodwill was allocated to non-current assets acquired. Pursuant to SFAS 141, the Group recognized W27,508 million of extraordinary gain for the year ended December 31, 2004, which is the excess negative goodwill after allocation to premises and equipment, brokerage customer relationship and other intangible assets. See Note 20 for further information related to the extraordinary gain.

Disposal of Shinhan ITM
      The Group sold its 50% interest in its wholly-owned subsidiary, Shinhan ITM, to BNP Paribas in October 2002. Subsequently, Shinhan ITM changed its name to Shinhan BNP Paribas Investment Trust Management Co., Ltd., and became an equity investee of the Group.

Acquisition of Chohung Bank
      On August 19, 2003 (the Closing Date), the Group acquired 543,570,144 shares or 80.04% of the issued and outstanding common stock of Chohung Bank from KDIC to achieve greater economies of scale in the Group’s banking operations, predominantly in its retail banking operations, as well as gaining an additional distribution channel for the Group’s various financial products offered by its subsidiaries. Chohung Bank’s predecessor entity, Han Sung Bank, was founded as the nation’s first financial institution on February 19, 1897. On October 1, 1943, Chohung Bank became the new name of the combined entity subsequent to the merger between Han Sung Bank and Dong Il Bank, one of the nation’s oldest financial institutions which was founded on August 8, 1906. The acquisition was accounted for using the purchase method, with the Group being the accounting acquirer.
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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

	(In Millions of
	Korean Won)

Cash and cash equivalents	W	900,552
Deposits		723,630
Call loans		1,322,150
Trading assets		1,617,579
Securities		6,651,839
Loans, net of allowance for loan losses		34,547,592
Premises and equipment, net		1,008,855
Other assets		4,144,543
Total assets		50,916,740

Due to depositors		33,076,845
Borrowings and debentures		12,671,215
Other liabilities		4,285,705
Minority interest at book value		11,675

Total liabilities		50,045,440

Fair value of net assets of Chohung Bank	W	871,300

      The allocation of the purchase consideration is as follows:

	(In Millions of
	Korean Won)

Market value of consideration	W	2,325,038
Direct acquisition costs		28,423

Total purchase price	W	2,353,461	(1)

Allocation of purchase price:
Fair value of net assets of Chohung Bank (excluding effect of deferred taxes)	W	1,329,932
Deferred tax		(458,632)
Core deposit intangible asset		770,705
Court deposit intangible asset		186,093
Credit card relationship intangible asset		184,092
Goodwill		341,271

Total purchase price	W	2,353,461

Note:

(1)	The total purchase price is approximately W2,353,461 million, which comprised of the following:

1.	Cash of W900,000 million;

2.	46,583,961 newly issued shares of the Group’s redeemable preferred stock (RPS) with an aggregate estimated fair value of W710,258 million;

3.	44,720,603 newly issued shares of the Group’s redeemable convertible preferred stock (RCPS) with an aggregate estimated fair value of W714,780 million; and

4.	Direct acquisition costs of W28,423 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      See Note 22 for more detailed information about the RPS and the RCPS.
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
      The Stock Purchase Agreement and the Investment Agreement (the Agreements) with KDIC to purchase 80.04% of Chohung Bank stipulates that the Group will pay KDIC certain contingent consideration. The first element of contingent consideration of W652,284 million, referred to as the Asset Indemnity, relates to reimbursement of 80.04% of future credit losses related to acquired assets. The second element of contingent consideration of W166,516, referred to as the General Indemnity, relates to reimbursement of losses from certain pre-acquisition contingencies and any breach of representations and warranties of the Agreements. The third element of contingent consideration relates to a profit earn-out.

Asset Indemnity
      With regards to the Asset Indemnity clause in the Stock Purchase Agreement, eligibility of most of indemnifiable items were settled during 2005. Accordingly, the Group additionally recorded liability of W220,714 million of which W200,253 million was paid to KDIC in 2005 and made an adjustment to reflect the aforementioned Asset Indemnity Payment as an addition to goodwill.

General Indemnity
      With regards to the General Indemnity clause in the Stock Purchase Agreement, eligibility of most of indemnifiable items expired during 2004 and as for the remaining items, indemnification appeared unlikely as of December 31, 2004. Accordingly, the Group recorded a liability of W166,516 million and made an adjustment of W166,516 million to reflect the aforementioned General Indemnity Payment as an addition to goodwill. General Indemnity of 166,516 million was paid to KDIC in 2005.

Profit Earn-out
      A profit earn-out will be paid in an amount equal to 20% of Chohung Bank’s consolidated net income for the years ended 2004, 2005, and 2006 in the aggregate, determined under Korean GAAP, in excess of W1.8 trillion. In the event that Chohung Bank’s operation is merged into that of Shinhan Bank’s, the net incomes of the Chohung Bank and Shinhan Bank of the two fiscal years prior to such merger shall be used as the basis for the calculation of net income for the fiscal year during the merger occurs.
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
      Additionally, the Group acquired 18.85% of minority shares in Chohung Bank through tender offer and share exchange in 2004. The Group provided a tender offer for 3.77% of shares in Chohung Bank at W3,500 per share from April 26, 2004 to May 17, 2004. With respect to share exchange for 15.08% of shares in Chohung Bank, the shareholders, who were against the share exchange, were entitled for rights to sell their shares at W3,067 per share from May 25, 2004 to June 3, 2004, with a resolution of an extraordinary shareholders’ meeting of Chohung Bank held on May 24, 2004, and the remaining shares were subject to share exchange, at the exchange ratio of 0.1354 share in the Group to each Chohung Bank share, on June 22, 2004.
      As a result, the Group’s percentage of ownership increased to 100% and Chohung Bank became a wholly-owned subsidiary of the Group. Upon the acquisition of 66,363,126 shares in Chohung Bank from shareholders, who were against the share exchange, Chohung Bank became the shareholder of the Group with 8,985,567 shares of common stock in the Group. The assets acquired and liabilities assumed of Chohung Bank were recorded at fair value. The acquisition resulted in negative goodwill, which was allocated to the identifiable intangible assets, premise and equipment on a pro rata basis.

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

Acquisition of Shinhan Credit Information Co., Ltd.
      On May 21, 2004, the Group decided to acquire 49% of total outstanding shares in Shinhan Credit Information Co., Ltd. (Shinhan Credit Information) from LSH Holdings LLC. As a result, the Group’s

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
ownership increased to 100% and Shinhan Credit Information became a wholly-owned subsidiary of the Group.

Incorporation of Shinhan Private Equity Inc.
      On December 8, 2004, the Group incorporated Shinhan Private Equity Inc. (Shinhan Private Equity) as a wholly-owned subsidiary, which is included in the consolidated financial statements as of December 31, 2004 and 2005.

Acquisition of Shinhan Life Insurance Co., Ltd.
      Shinhan Life Insurance Co., Ltd.(Shinhan Life Insurance) was incorporated in January 1990 under the laws of the Republic of Korea to engage in life insurance and related businesses. On December 13, 2005, the Group acquired the remaining 34,010,428 shares or 85.03% of the issued and outstanding common stock of Shinhan Life Insurance where the Group had owned 14.97% interest in exchange to cash and shares of common stock of the Group. As a result, the Group’s ownership increased to 100% and Shinhan Life Insurance became a wholly-owned subsidiary of the Group. 5,989,572 shares or 14.97% of common stock of Shinhan Life Insurance acquired before December 13, 2005 and owned by Shinhan Bank and Good Morning Shinhan Securities were also exchanged to common stock of the Group. The Group issued 17,528,000 shares at the exchange ratio 0.4382 share of the Group to each Shinhan Life Insurance share.
      The acquisition was accounted for using the purchase method, with the Group being the accounting acquirer. The assets and liabilities of Shinhan Life Insurance were recorded at fair value, with the excess of the purchase consideration over the fair value of the net assets acquired, after allocating to identifiable intangible assets, recorded as goodwill. The consolidated financial statements of the Group for the year ended December 31, 2005 include the operations of Shinhan Life Insurance from December 1, 2005.
      The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

	(In millions of
	Korean Won)

Cash and cash equivalents	W	5,108
Deposits		389,627
Trading securities		268,980
Available-for-sale securities		1,529,922
Loans, net of allowance for loan losses		1,155,413
Premises and equipment, net		12,446
Other assets		409,067

Total assets	W	3,770,563

Future policy benefit	W	4,012,622
Borrowings		39,962
Other liabilities		453,444

Total liabilities	W	4,506,028

Fair value of net liabilities of Shinhan Life Insurance	W	(735,465)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The allocation of the purchase consideration is as follows:

	(In millions of
	Korean Won)

Cash	W	138
Stock exchange		531,394
Direct acquisition costs		1,335

Total purchase price	W	532,867

Allocation of purchase price:
Fair value of net liabilities of Shinhan Life Insurance	W	(735,465)
Value of business acquired		978,532
Goodwill		289,800

Total purchase price	W	532,867

      Value of business acquired intangible asset(VOBA) represents the present value of future profits embedded in acquired business, which is determined by estimating the net present value of future cash flows from the contracts in force at the date of acquisition. VOBA is amortized over the effective lives of the acquired contracts.

4.	Restricted Cash
      The following table presents restricted cash at December 31:

	2004		2005

	(In millions of Won)
Reserve deposits with the BOK	W	2,615,574	W	2,711,000
Cash restricted for investment activities		199,183		220,997
Other		485,953		711,770

	W	3,300,710	W	3,643,767

      Reserve deposits with BOK represent the amounts required under the Bank of Korea Act for payment of certificate of deposits, other time deposits and mutual installment deposits. Cash restricted for investment activities represents the amounts that the Group is contractually restricted for lending purposes and is reserved solely for purposes of performing investment activities for its customers.

5.	Call Loans and Securities Purchased under Resale Agreements
      Call loans and securities purchased under resale agreements, at their respective carrying values, consisted of the following at December 31:

	2004		2005

	(In millions of Won)
Call loans	W	1,431,095	W	1,359,738
Securities purchased under resale agreements		160,000		139,700

	W	1,591,095	W	1,499,438

      Call loans are short-term lending among banks and financial institutions, with maturities of 30 days or less. Typically, call loans have maturities of one day.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Interest income from call loans and securities purchased under resale agreements, as included in other interest income, amounted to W48,351 million, W93,091 million and W84,572 million during the years ended December 31, 2003, 2004 and 2005, respectively.
      The fair value of collateral received in connection with resale agreements that may be sold or repledged by the Group is W111,190 million at December 31, 2005.

6.	Trading Activities
      Trading assets, at fair value, consisted of the following at December 31:

	2004		2005

	(In millions of Won)
Debt securities:
Korean treasury and governmental agencies	W	1,994,688	W	492,776
Corporations		964,837		1,307,131
Mortgage-backed and asset-backed securities		20,003		140,052
Financial institutions		1,322,329		1,145,210
Equity securities		311,636		464,596
Derivative instruments:
Foreign exchange derivatives		1,435,690		681,441
Interest rate derivatives		208,814		173,130
Equity derivatives		29,875		68,117
Credit derivatives		38		100
Commodity derivatives		3,159		11,167
Other trading assets — commodity indexed deposits		25,272		23,323

	W	6,316,341	W	4,507,043

      Trading liabilities, at fair value, consisted of the following at December 31:

	2004		2005

	(In millions of Won)
Derivative instruments:
Foreign exchange derivatives	W	1,493,120	W	692,923
Interest rate derivatives		190,234		237,853
Equity derivatives		35,888		71,884
Credit derivatives		50		371
Commodity derivatives		3,154		11,120
Other trading liabilities — commodity indexed deposits		35,131		34,006

	W	1,757,577	W	1,048,157

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following represents trading profits (losses) for the years ended December 31:

	2003		2004		2005

	(In millions of Won)
Debt securities	W	(2,292)	W	97,844	W	66,716
Equity securities		35,025		14,703		116,353
Derivative instruments		38,905		29,272		(82,133)
Other trading activities — commodity indexed deposits		439		743		62

Net trading profits	W	72,077	W	142,562	W	100,998

      For the years ended December 31, 2003, 2004 and 2005, net unrealized gains (losses) on trading securities of W(18,680) million, W(27,887) million and W98,922 million, respectively, were included in net trading profits.

7.	Securities
      The amortized costs and estimated fair values of the Group’s available-for-sale and held-to-maturity securities and the related unrealized gains and losses at December 31 were as follows:

	2004								2005

			Gross		Gross						Gross		Gross
	Amortized		Unrealized		Unrealized				Amortize		Unrealized		Unrealized
	Cost		Gains		Losses		Fair Value		Cost		Gains		Losses		Fair Value

	(In millions of Won)
Available-for-sale securities
Debt securities:
Korean treasury and governmental agencies	W	8,724,892	W	128,443	W	18,318	W	8,835,017	W	8,442,283	W	13,176	W	156,942	W	8,298,517
Corporations		1,275,621		17,979		848		1,292,752		1,971,273		6,878		25,871		1,952,280
Financial institutions		5,644,618		30,419		326		5,674,711		9,322,309		2,767		70,542		9,254,534
Foreign governments		56,599		—		99		56,500		51,615		39		1,956		49,698
Mortgage-backed and asset-backed securities		1,733,939		8,643		3		1,742,579		946,843		1,892		2,479		946,256
Marketable equity securities		442,232		67,936		3,498		506,670		1,818,040		173,951		13,555		1,978,436

	W	17,877,901	W	253,420	W	23,092	W	18,108,229	W	22,552,363	W	198,703	W	271,345	W	22,479,721

Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies	W	1,661,777	W	152,210	W	59	W	1,813,928	W	1,686,368	W	28,218	W	8,349	W	1,706,237
Corporations		218,424		7,092		416		225,100		65,818		649		147		66,320
Financial institutions		1,219,121		49,188		52		1,268,257		1,210,888		1,809		5,085		1,207,612
Mortgage-backed and asset-backed securities		—		—		—		—		—		—		—		—

	W	3,099,322	W	208,490	W	527	W	3,307,285	W	2,963,074	W	30,676	W	13,581	W	2,980,169

      The Bank of Korea (BOK) is the central bank that establishes monetary policies for Korea. Korea Development Bank (KDB) is owned and controlled by Korean government. Of the total amounts listed above in the financial institutions category at December 31, 2004 and 2005, the fair value of available-for-sale debt securities included W3,519,768 million and W5,453,090 million, respectively, that were issued by BOK and KDB. Of the total amounts listed above in the financial institutions category at December 31, 2004 and 2005, the amortized cost of held-to-maturity debt securities included W484,365 million and W901,154 million, respectively, that were related to BOK and KDB.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Group has recognized impairment losses on available-for-sale as a charge to net gains (losses) on securities, where decreases in value were deemed to be other-than-temporary during the years ended December 31, as follows;

	2003		2004		2005

	(In millions of Won)
Available-for-sale securities	W	125,249	W	150,901	W	5,326

Total other-than-temporary impairment losses	W	125,249	W	150,901	W	5,326

      The following table presents the current fair value and the associated unrealized losses on investments in available-for-sale debt securities, marketable equity securities and held-to-maturity debt securities with unrealized losses at December 31, 2005. The table also discloses whether these securities have had unrealized losses for less than 12 months, or for 12 months or longer:

	Less Than 12 Months				12 Months or Longer				Total

				Gross				Gross				Gross
	Fair			Unrealized	Fair			Unrealized	Fair			Unrealized
	Value			Losses	Value			Losses	Value			Losses

	(In millions of Won)
Available-for-sale securities
Debt securities:
Korean treasury and governmental agencies	W	4,467,601	W	(144,152)	W	613,385	W	(12,790)	W	5,080,986	W	(156,942)
Corporations		1,207,968		(25,594)		19,723		(277)		1,227,691		(25,871)
Financial institutions		6,426,158		(70,140)		82,073		(402)		6,508,231		(70,542)
Foreign governments		45,310		(1,880)		988		(76)		46,298		(1,956)
Mortgage-backed and asset-backed securities		203,024		(1,670)		26,691		(809)		229,715		(2,479)
Marketable equity securities		146,641		(13,520)		174		(35)		146,815		(13,555)

		12,496,702		(256,956)		743,034		(14,389)		13,239,736		(271,345)

Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies		420,891		(8,349)		—		—		420,891		(8,349)
Corporations		19,835		(147)		—		—		19,835		(147)
Financial institutions		851,331		(5,085)		—		—		851,331		(5,085)

		1,292,057		(13,581)		—		—		1,292,057		(13,581)

Total temporarily impaired securities	W	13,788,759	W	(270,537)	W	743,034	W	(14,389)	W	14,531,793	W	(284,926)

      Included in W271,345 million of gross unrealized losses on AFS securities at December 31, 2005 was W14,389 million of unrealized losses that have existed for a period greater than 12 months. These securities primarily include Korean Treasury and government agencies debt securities. The unrealized losses for these securities is due soly to the current interest rate environment, i.e., the unrealized loss is unrelated to the credit of the securities.
      Management has determined that the unrealized losses on the Group’s investments in equity and debt securities at December 31, 2005 are temporary in nature. The Group conducts a periodic review to identify and evaluate investments that have indications of possible impairment. An investment in a debt or equity security is impaired if its fair value falls below its cost and the decline is considered other-than-temporary. Factors considered in determining whether a loss is temporary include the length of time and extent to which

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
fair value has been below cost; the financial condition and near-term prospects of the issuer; and the Group’s ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. The Group’s review for impairment generally entails:

•	Identification and evaluation of investments that have indications of possible impairment

•	Analysis of individual investments that have fair values less than 80% of amortized cost, including consideration of the length of time the investment has been in an unrealized loss position

•	Discussion of evidential matter, including an evaluation of factors or triggers that would or could cause individual investments to qualify as having other-than-temporary impairments and those that would not support other-than-temporary impairment

•	Documentation of the results of these analyses as required under business policies
      Any deterioration in Korean economic conditions or specific situations of the issuers of the securities could adversely affect the fair value of securities held by the Group.
      Interest and dividends on securities comprised of the following for the years ended December 31:

	2003		2004		2005

	(In millions of Won)
Interest income	W	923,222	W	1,200,356	W	911,417
Dividends		4,132		64,483		20,978

	W	927,354	W	1,264,839	W	932,395

      For the years ended December 31, 2003, 2004 and 2005, proceeds from sales of available-for-sale securities amounted to W11,032,423 million, W12,071,514 million and W13,295,391 million, respectively. Gross realized gains amounted to W75,906 million, W146,002 million and W158,210 million for the years ended December 31, 2003, 2004 and 2005, respectively. Gross realized losses amounted to W78,456 million, W72,216 million and W56,657 million for the years ended December 31, 2003, 2004 and 2005, respectively.
      The amortized cost and estimated fair value of the Group’s available-for-sale and held-to-maturity debt securities at December 31, 2005 by contractual maturity are shown in the table below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

	Available-for-sale				Held-to-maturity
	Debt Securities				Debt Securities

	Amortized Cost		Fair Value		Amortized Cost		Fair Value

	(In millions of Won)
Within 1 year	W	8,108,840	W	8,096,892	W	721,317	W	724,469
Over 1 year through 5 years		9,711,477		9,542,554		2,194,415		2,211,904
Over 5 years through 10 years		980,114		933,651		47,147		43,597
Over 10 years		94,331		92,795		—		—
Securities not due at a single maturity date		1,839,561		1,835,393		195		199

	W	20,734,323	W	20,501,285	W	2,963,074	W	2,980,169

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Loans
      The composition of the loan portfolio at December 31 was as follows:

	2004		2005

	(In millions of Won)
Commercial:
Commercial and industrial	W	35,653,127	W	35,728,132
Other commercial		17,988,288		21,408,703
Lease financing		981,002		754,473
Consumer:
Mortgage and home equity		22,180,112		25,840,334
Credit cards		4,731,913		4,241,562
Other consumer		15,545,796		17,874,852

Total loans, gross		97,080,238		105,848,056
Deferred loan origination costs		98,411		110,401

		97,178,649		105,958,457
Less: Allowance for loan losses		2,310,555		1,511,503

Total loans, net	W	94,868,094	W	104,446,954

      During 2004 and 2005, the Group received convertible debt securities with a fair market value of W1,450 million and W0 million, respectively, and equity securities with a fair market value of W213,308 million and W27,328 million, respectively, through the restructuring of 36 loans in 2004 and 12 loans in 2005, with an aggregate book value of W354,074 million in 2004 and W39,668 million in 2005. The Group recognized aggregate charge-offs of W139,316 million and W12,340 million related to these transactions during the years ended December 31, 2004 and 2005, respectively.
      Impaired loans are those on which the Group believes it is probable that it will not be able to collect all amounts due according to the contractual terms of the loan. The following table sets forth information about the Group’s impaired loans at December 31:

	2003		2004		2005

	(In millions of Won)
Impaired loans with an allowance	W	3,113,325	W	2,268,924	W	1,794,283
Impaired loans without an allowance		374,711		376,606		490,913

	W	3,488,036	W	2,645,530	W	2,285,196

Allowance for impaired loans	W	1,349,272	W	885,332	W	703,529
Average balance of impaired loans during the year		2,867,370		2,057,663		2,039,445
Interest income recognized on impaired loans		51,986		90,548		70,116
      Included in the above table were smaller balance commercial loans managed on a portfolio basis which were collectively identified as impaired amounting to W649,017, W738,946 million and W784,945 million at December 31, 2003, 2004 and 2005, respectively.
      Loans that are 14 days or less past due in case of commercial loans and 30 days or less past due in case of consumer loans are regarded as nonaccrual loans in a repayment grace period and the Group does not generally request borrowers with such past due loans to make immediate repayment of the outstanding principal balances and related accrued interest. At December 31, 2003, 2004 and 2005, nonacccrual loans,

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
excluding the past due loans within the repayment grace period, totaled W3,132,349, W2,453,038 million and W2,052,473 million, respectively.
      The following table summarizes the changes in the allowance for credit losses for the years ended December 31:

							Allowance for Off-balance Sheet
	Allowance for Loan Losses						Credit Instrument(1)

	2003		2004		2005		2003		2004		2005

	(In millions of Won)
Balance at beginning of the year	W	995,725	W	3,630,728	W	2,310,555	W	81,512	W	176,653	W	115,616
Provision (reversal) for loan losses		1,011,366		195,446		(255,146)		—		—		—
Provision (reversal) for off balance sheet credit commitment		—		—		—		(45,779)		(60,032)		71,658
Allowance relating to:
Acquisition of Shinhan Life Insurance		—		—		2,792		—		—		—
Acquisition of Chohung Bank		2,739,297		—		—		140,920		—		—
Loans reacquired from
KAMCO subject to recourse		31,831		1,900		—		—		—		—
Reclassification to other liabilities		—		—		—		—		(1,005)		—

		2,771,128		1,900		2,792		140,920		(1,005)		—
Charge-offs		(1,395,907)		(1,824,897)		(946,022)		—		—		—
Recoveries		248,416		307,378		399,324		—		—		—

Balance at end of the year	W	3,630,728	W	2,310,555	W	1,511,503	W	176,653	W	115,616	W	187,274

Note:

(1)	The allowance for off-balance sheet credit instruments is included in other liabilities.
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

	2004		2005

	(In millions of Won)
Gross lease payments receivable	W	1,056,681	W	807,291
Estimated unguaranteed residual values		31,125		24,030
Unearned income		(106,804)		(76,848)

	W	981,002	W	754,473

      The scheduled maturities of net lease payments receivable at December 31 were as follows:

	(In millions of
Years Ending	Won)

2006	W	285,995
2007		193,234
2008		115,689
2009		63,606
2010		44,350
Thereafter		51,599

	W	754,473

9.	Premises and Equipment
      Premises and equipment at December 31 were as follows:

	2004		2005

	(In millions of Won)
Lands	W	942,717	W	937,711
Buildings		697,075		730,675
Equipment and furniture		594,132		631,264
Capitalized software costs		106,320		195,063
Leasehold improvements		108,312		134,368
Construction in progress		2,781		10,164
Operating lease assets		173,634		116,859

Total premises and equipment, gross		2,624,971		2,756,104
Less: Accumulated depreciation and amortization		(776,918)		(879,608)

Total premises and equipment, net	W	1,848,053	W	1,876,496

      Depreciation expense on buildings, equipment and furniture, leasehold improvements and operating lease assets amounted to W163,211 million, W214,994 million and W187,748 million, and amortization expense on capitalized software costs amounted to W28,669 million, W26,273 million and W2,196 million for the years ended December 31, 2003, 2004 and 2005, respectively. Accumulated depreciation on operating lease assets at December 31, 2004 and 2005 were W80,426 million and W58,049 million, respectively.

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
      The Group recorded goodwill of W282,366 million, which were reduced to W145,364 due to impairment charge, and intangible assets consisting of brokerage customer relationship intangible asset of W68,226 million, KSFC deposit intangible of W10,941 million, and KSFC borrowing intangible of W2,293 million in connection with the acquisition of Good Morning Securities and merger between Good Morning Securities and Shinhan Securities in 2002. The Group also recorded core deposit intangible assets of W5,004 million, which were reduced to W2,508 due to impairment charge, in connection with the acquisition of Jeju Bank in 2002. The Group did not have any goodwill prior to July 1, 2001.
      The Group recorded goodwill and intangible assets of W289,800 million and W978,532 million, respectively, in connection with the acquisition of Shinhan Life Insurance in 2005.
      The changes in goodwill for the years ended December 31, 2004 and 2005 were as follows:

			Good Morning
	Chohung		Shinhan		Shinhan		Shinhan
	Bank		Securities		Capital		Life Insurance		Total

	(In millions of Won)
Balance at January 1, 2004	W	355,409	W	145,364	W	1,616	W	—	W	502,389
Acquisition		—		—		—		—		—
Disposition		—		—		—		—		—
Impairment loss		—		—		—		—		—
Other		113,526		—		—		—		113,526

Balance at December 31, 2004		468,935		145,364		1,616		—		615,915

Acquisition		—		—		—		289,800		289,800
Disposition		—		—		—		—		—
Impairment loss		—		—		—		—		—
Other		216,890		—		—		—		216,890

Balance at December 31, 2005	W	685,825	W	145,364	W	1,616	W	289,800	W	1,122,605

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The changes in goodwill by reportable segment for the years ended December 31, 2004 and 2005 were as follows:

					Treasury &				Other		Securities
	Retail		Corporate		International		Credit		Banking		Brokerage
	Banking		Banking		Business		Card		Services		Services		Other(1)		Total

Balance at January 1, 2004	W	223,200	W	32,345	W	20,489	W	51,500	W	5,439	W	129,285	W	40,131	W	502,389
Acquisition		—		—		—		—		—		—		—		—
Disposition		—		—		—		—		—		—		—		—
Impairment loss		—		—		—		—		—		—		—		—
Other		71,295		1,072		6,545		16,450		1,737		—		16,427		113,526

Balance at December 31, 2004		294,495		33,417		27,034		67,950		7,176		129,285		56,558		615,915

Acquisition		—		—		—		—		—		—		289,800		289,800
Disposition		—		—		—		—		—		—		—		—
Impairment loss		—		—		—		—		—		—		—		—
Other		136,209		15,456		12,503		31,428		3,319		—		17,975		216,890

Balance at December 31, 2005	W	430,704	W	48,873	W	39,537	W	99,378	W	10,495	W	129,285	W	364,333	W	1,122,605

Note:

(1)	Includes goodwill relating to Shinhan Life Insurance.
      The Group allocated the goodwill resulting from its acquisition of Chohung Bank to the reporting units based on their relative fair values as of the acquisition date. The fair values of the reporting units were determined using a discounted cash flow model. The discounted cash flows were calculated by taking the net present value of estimated cash flows using a combination of historical results, estimated future cash flows, and other factors. The Group used internal forecasts to estimate future cash flows and actual results may differ from forecasted results. The Group believed that this methodology provides a reasonable means to determine fair values. Cash flows were discounted using a discount rate based on a weighted average cost of capital resulting in a range of 6.76% to 16.89%. The weighted average cost of capital was determined using the long-term U.S. Treasury rate adjusted for country risk, estimated required market returns and risk/return rates for companies in similar industries of the respective reporting unit. The reporting units utilized above were those that were identified as business segments in Note 34 or one level below those business segments.
      As discussed in Note 3, during 2004, General Indemnity, an element of contingent consideration, has mostly expired during 2004 and the possibility of indemnification is assumed to be remote. As a result, additional goodwill in the amount of W166,516 million was recognized, offset by adjustments to goodwill of W52,990 million mainly relating to tax benefit from the valuation allowance recognized for operating loss carryforwards of Chohung Bnak. In addition, during 2005, Asset Indemnity indemnification, an element of another contingent consideration, was settled by the additional payment of W220,714 million, which, as a result, was recognized as an additional goodwill, offset by adjustments to goodwill of W3,824 million relating to tax benefits from the valuation allowance recognized for operating loss carryforwards of Chohung Bank.
      The Group’s evaluation for impairment of the carrying value of goodwill for the years ended December 31, 2004 and 2005 indicated that no goodwill was impaired.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Intangible assets consisted of the following at December 31:

	2004						2005

	Gross Carrying		Accumulated		Net Carrying		Gross Carrying		Accumulated		Net Carrying
	Amount		Amortization		Amount		Amount		Amortization		Amount

					(In millions of Won)
Core deposit of Jeju Bank	W	2,508	W	(2,508)	W	—	W	2,508	W	(2,508)	W	—
Brokerage customer relationship		68,266		(64,551)		3,715		68,266		(66,207)		2,059
KSFC deposit		10,941		(10,415)		526		10,941		(10,649)		292
Core deposit of Chohung Bank		825,477		(156,342)		669,135		825,477		(284,041)		541,436
Credit card relationship of Chohung Bank		198,320		(54,693)		143,627		198,320		(106,688)		91,632
VOBA		—		—		—		978,532		(5,822)		972,710

Total intangible assets subject to amortization		1,105,512		(288,509)		817,003		2,084,044		(475,915)		1,608,129
KSFC borrowing		400		—		400		400		—		400
Court deposit of Chohung Bank		226,353		—		226,353		226,353		—		226,353

Total indefinite-lived intangible assets		226,753		—		226,753		226,753		—		226,753

	W	1,332,265	W	(288,509)	W	1,043,756	W	2,310,797	W	(475,915)	W	1,834,882

      Amortization expense on intangible assets was W55,136 million, W187,568 million and W187,406 million for the years ended December 31, 2003, 2004 and 2005, respectively.
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

	(In millions of
Years Ending	Won)

2006	W	263,481
2007		262,807
2008		215,837
2009		170,691
2010		135,244
Thereafter		560,069

	W	1,608,129

      During 2004, the Group performed an impairment test for the carrying amount of indefinite-lived intangible assets. As a result of the test, the Group determined that an impairment charge of W1,893 million was necessary related to KSFC borrowing intangible asset because the fair value of KSFC borrowing

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
intangible asset was less than the carrying amount on December 31, 2004. The impairment charge was measured based on the difference between the fair value and carrying amount of KSFC borrowing intangible asset. There was no impairment charge in 2005.

11.	Other Assets
      Other assets consisted of the following at December 31:

	2004		2005

	(In millions of Won)
Accrued interest and dividends receivable	W	455,262	W	555,193
Receivables for foreign exchange spot contracts		2,463,992		512,457
Accounts receivable		2,042,601		1,512,779
Accrued interest income		64,358		83,916
Deferred tax assets		829,276		183,604
Other investments(1)		1,076,326		1,419,128
Prepaid expenses		56,183		82,009
Separate account assets		—		124,249
Others		83,849		250,322

	W	7,071,847	W	4,723,657

Note:

(1)	Other investments include unlisted equity securities, securities with sales restriction, and investments accounted for by the equity method.

12.	Deposits
      Deposits at December 31 were as follows:

	2004			2005

			Weighted-			Weighted-
			Average			Average
	Balance		Interest Rate	Balance		Interest Rate

	(In millions of Won, except percentages)
Interest-bearing deposits
Demand deposits	W	5,620,644	1.33%	W	6,997,857	1.90%
Savings deposits		24,427,179	1.24%		27,142,438	0.96%
Certificate of deposits		8,051,525	4.08%		10,649,687	3.81%
Other time deposits		39,449,288	3.83%		36,901,099	3.69%
Mutual installment deposits		2,384,922	4.54%		1,587,116	4.16%

		79,933,558	2.93%		83,278,197	2.71%
Non-interest-bearing deposits
Demand deposits		2,745,925	—		3,143,170	—

	W	82,679,483	2.85%	W	86,421,367	2.63%

      Interest-bearing demand deposits on December 31, 2005 primarily represented court related deposits held at Chohung Bank. Other time deposits include premium accounts for top customers, tax savings accounts for

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
high net worth customers and savings accounts for household financing, and foreign currency deposits. Mutual installment deposits enable customers to become eligible for mortgage and other consumer loans as well as corporate loans while maintaining an account with the Group.
      The aggregate amount of time deposit accounts (including CDs) in denominations of W100 million or more at December 31, 2004 and 2005 were W30,130,360 million and W31,464,799 million, respectively.
      The contractual maturities of certificate of deposits, other time deposits and mutual installment deposits at December 31 were as follows:

	(In millions of
Years Ending	Won)

2006	W	41,090,629
2007		4,964,700
2008		1,124,837
2009		516,644
2010		1,089,384
Thereafter		351,708

	W	49,137,902

      The KDIC provides deposit insurance up to a total of W50 million per depositor in each bank pursuant to the Depositor Protection Act for deposits due after January 1, 2001, regardless of the placement date of deposit.

13.	Short-Term Borrowings
      Short-term borrowings consist of borrowed funds with original maturities of less than one year at December 31:

	2004			2005

			Weighted-			Weighted-
			Average			Average
	Balance		Interest Rate	Balance		Interest Rate

	(In millions of Won, except percentages)
Borrowings from BOK	W	1,567,708	2.32%	W	1,668,335	1.85%
Borrowings in foreign currencies		3,999,173	1.09%		4,473,370	1.57%
Borrowings from trust accounts		706,578	3.84%		877,858	3.15%
Call money		1,155,569	3.30%		994,121	3.24%
Other borrowings(1)		3,524,527	3.41%		3,954,616	3.48%

	W	10,953,555		W	11,968,300

Note:

(1)	The majority of other borrowings relate to borrowings from other financial institutions.
      Total interest expense on short-term borrowings amounted to W315,116 million, W340,733 million and W339,855 million, of which W63,789 million, W115,780 million and W94,921 million, respectively, related to call money, during 2003, 2004 and 2005, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Secured Borrowings
      A summary of the secured borrowings and relevant collateral at carrying values at December 31 is as follows:

		2004						2005

				Collateral						Collateral
		Secured						Secured
	Maturity	Borrowings		Loans(1)		Securities		Borrowings		Loans(1)		Securities

	(In millions of Won)
Shinhan 2nd Securitization Specialty L.L.C.	2011	W	10,737	W	19,303	W	7,549	W	—	W	—	W	—
7.85% collateralized bond obligation
Shinhan 4th Securitization Specialty L.L.C.	2011		250		19,074		3,371		—		—		—
20.00% collateralized bond obligation
Sprout I ABS Specialty Co., Ltd.	2013		407,186		791,405		—		385,859		731,038		—
1M Libor+0.60% collateralized bond obligation
Shinhan Fun and Joy 2nd Securitization Specialty L.L.C.	2006		27,953		9		—		—		—		—
5.20%-5.69% collateralized bond obligation
Good & Secure Co., Ltd.	2005		81,522		—		73,142		—		—		—
3.68%-7.00% Asset-Backed Commercial Papers
Goldwing Co., Ltd.	2006		383,167		94,140		320,023		328,000		39,256		346,681
4.30%-5.47% Asset-Backed Commercial Papers
Shinhan Card 2003-1 Securitization Specialty L.L.C.	2009		406,086		801,694		—		406,086		701,366		—
4.65% Type 1 beneficiary certificate
CSC 1st Securitization Specialty L.L.C.	2005		59,700		—		100,576		—		—		—
CD+1.57% Asset-Backed Commercial Papers
Shinhan 5th Securitization Specialty L.L.C.	2006		44,888		131,287		—		44,999		65,490		—
3.75%-3.86% collateralized bond obligation
CHB NPL 2004-1 ABS Specialty Co., Ltd.	2007		89,759		197,116		—		79,904		98,897		1,474
3.91%-4.49% collateralized bond obligation
CHB NPL 2004-2 ABS Specialty Co., Ltd.	2007		104,679		276,813		556		84,865		141,239		2,541
3.54%-3.85% collateralized bond obligation
Auto 1st ABS Specialty Co., Ltd.	2008		72,500		—		71,000		—		—		—
CD+0.70%-7.00% ABCP and collateralized bond obligation
KTF 3rd ABS Specialty Co., Ltd.	2007		199,740		—		200,000		199,853		—		200,000
5.67% collateralized bond obligation
Dongbu Hannong Chemical 1st ABS Specialty Co.	2005		96,980		—		97,000		—		—		—
3.65%-6.75% ABCP and collateralized bond Obligation
Dogong 1st ABS Specialty Co., Ltd.	2006		326,499		—		326,500		143,500		—		152,500
3.94%-7.00% ABCP and collateralized bond Obligation
Enclean 3rd ABS Specialty Co., Ltd.	2007		155,498		—		200,433		150,500		—		200,233
4.05%-30% ABCP and collateralized bond obligation
Miraedon Co., Ltd.	2005		120,000		—		157,776		407,200		—		616,761
4.22%-4.68% Asset-Backed Commercial Papers
Work and Joy 2004-1 ABS Specialty Co., Ltd.	2007		149,592		—		150,000		149,765		—		150,000
3.75% collateralized bond obligation
Shinhan 6th Securitization Specialty L.L.C.	2007		—		—		—		124,668		144,677		—
3.94%-6.40% collateralized bond obligation
HiBrand ABCP Ltd.	2008		—		—		—		48,050		47,191		—
3.95%-7.00% ABCP and collateralized bond obligation
SamsungShinhan 4th ABS Specialty Co. Ltd	2009		—		—		—		250,346		—		250,500
4.13%-7.00% ABCP and collateralized bond obligation

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		2004						2005

				Collateral						Collateral
		Secured						Secured
	Maturity	Borrowings		Loans(1)		Securities		Borrowings		Loans(1)		Securities

	(In millions of Won)
Dongbu Steel 2nd ABS Specialty Co. Ltd	2008		—		—		—		74,649		—		85,000
4.07% collateralized bond obligation
Auto 2nd ABS Specialty Co., Ltd	2008		—		—		—		196,050		—		195,000
4.22%-7.00% ABCP and collateralized bond obligation
Blooming 2nd ABS Specialty Co., Ltd	2006		—		—		—		20,000		—		38,000
4.13% Asset-Backed Commercial Papers
CHB NPL 2005-1 ABS Specialty Co., Ltd	2007		—		—		—		55,829		124,146		63
4.19%-4.52% collateralized bond obligation
CHB NPL 2005-2 ABS Specialty Co., Ltd	2007		—		—		—		40,805		102,392		—
5.13%-5.78% collateralized bond obligation
Cheongge ABS Specialty Co., Ltd	2008		—		—		—		96,712		—		97,307
4.11%-6.00% collateralized bond obligation
Humax 1st ABS Specialty Co., Ltd	2006		—		—		—		40,000		—		62,328
4.36% Asset-Backed Commercial Papers
Other secured borrowings	2008		40,182		3,904		21,187		12,861		3,840		2,745
5.85%-25% collateralized bond obligation
Securities sold under repurchase agreements	2006		3,531,175		—		7,094,006		4,161,206		—		7,257,244
2.50%-15.6%

		W	6,308,093	W	2,334,745	W	8,823,119	W	7,501,707	W	2,199,532	W	9,658,377

Note:

(1)	Represents the carrying amounts, exclusive of the related specific allowance for loan losses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Long-Term Debt
      The following table is a summary of long-term debt at December 31:

	Interest
	Rates (%)	Maturity	2004		2005

			(In millions of Won)
Senior
Won-denominated
Notes payable to the Small Business Corporation	2.00-4.90	2006-2015	W	703,641	W	492,543
Notes payable to the Industrial Bank of Korea	1.00-4.25	2006-2013		22,501		190,558
Notes payable to the Institute of Information Technology Assessment	0.62-5.00	2006-2010		233,091		150,821
Notes payable to the Korea Energy Management Corporation	1.50-6.00	2006-2020		225,641		265,740
Notes payable to other Korean Government Funds	0.63-5.50	2006-2020		177,610		255,685
Fixed and floating rate debentures(1)(2)	0.50-11.95	2006-2015		14,229,164		15,281,503
Other notes payable	2.00-8.12	2006-2014		388,063		1,684,662

Subtotal				15,979,711		18,321,512
Foreign currency-denominated
Floating rate debentures(1)	5.23-5.43	2006-2008		599,386		714,384
Other floating rate notes payable	1.95-6.83	2006-2035		1,400,962		701,598

Subtotal				2,000,348		1,415,982

Total senior debt				17,980,059		19,737,494
Subordinated
Won-denominated
Hybrid bonds(3)	5.70-7.80	2033-2034		495,033		495,033
Other fixed rate notes payable(4)	4.56-14.45	2006-2014		3,325,202		3,640,192

Subtotal				3,820,235		4,135,225
Foreign currency-denominated
Floating rate debentures(1)	5.94	2014		52,190		50,650
Other fixed rate notes payable	5.12-6.25	2013-2015		260,950		607,800

Subtotal				313,140		658,450

Total subordinated debt				4,133,375		4,793,675

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Interest
	Rates (%)	Maturity	2004		2005

			(In millions of Won)
Redeemable preferred stock(5)
Series 1 Redeemable preferred stock	4.04	2006		168,503		168,503
Series 2 Redeemable preferred stock	4.04	2007		168,503		168,503
Series 3 Redeemable preferred stock	4.04	2008		168,504		168,504
Series 4 Redeemable preferred stock	4.04	2009		168,504		168,504
Series 5 Redeemable preferred stock	4.04	2010		168,504		168,504
Series 6 Redeemable preferred stock	7.00	2006		525,000		525,000
Series 7 Redeemable preferred stock	7.46	2008		365,000		365,000
Series 8 Redeemable preferred stock	7.86	2010		10,000		10,000

Total redeemable preferred stock				1,742,518		1,742,518

Long-term debt, gross				23,855,952		26,273,687
Less: Unamortized discounts				(239,269)		(101,865)

Long-term debt, net			W	23,616,683	W	26,171,822

Notes:

(1)	Interest rates on floating rate debt were those rates in effect at December 31, 2005.

(2)	Majority of these debentures related to miscellaneous bank borrowings from individual lenders.

(3)	Chohung Bank and Shinhan Bank have a call option that can be exercised five years after the issuance date, or earlier with the approval of the Financial Supervisory Service. The call options mature in 30 years from the issuance date, but may be extended by Chohung Bank and Shinhan Bank at any time.

(4)	Majority of these debentures related to miscellaneous bank borrowings from corporate lenders and Korean governmental entities.

(5)	See Note 22 for the terms of the RPS.
      Long-term debt is denominated predominately in Korean Won, US dollars, or Japanese Yen with both fixed and floating interest rates. Floating rates are generally determined periodically by formulas based on certain money market rates tied to the six-month London Interbank Offered Rate (LIBOR) or the monthly Public Fund Prime Rate published by the Korean government, and are reset on a monthly, quarterly or semi-annual basis. The weighted-average interest rate for long-term debt was 5.46% and 5.32% at December 31, 2004 and 2005, respectively. Certain long-term debt agreements contain cross-default provisions and accelerating clauses for early termination in the event of default.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The aggregate amount of long-term debt by contractual maturities at December 31 was as follows:

	(In millions of
Years Ending	Won)

2006	W	5,670,958
2007		6,108,247
2008		7,333,576
2009		1,429,343
2010		1,170,510
Thereafter		4,561,053

Long-term debt, gross		26,273,687
Less: Unamortized discount		(101,865)

Long-term debt, net	W	26,171,822

16.	Future Policy Benefits
      Future policy benefits at December 31 comprised of the following:

	2005

	(In millions of
	Won)
Life insurance	W	2,590,044
Annuity contracts		1,388,679
Other contract liabilities		603,333
Unpaid claims and claim adjustment expenses		195,512

	W	4,777,568

      Life insurance liabilities include reserves for death and endowment policy benefits, and certain health benefits. Annuity contract liabilities include reserves for individual life contingent immediate annuities. Other contract liabilities include unearned revenue and certain other reserves for group and individual life and health products.
      Future policy benefits are calculated using net level premium method based upon mortality, morbidity, persistency, and interest rate assumptions including provision for adverse deviation. The best-estimated net investment rate used as the interest rate assumptions has been set equal to 5.5%, which is based on Shinhan Life Insurance’s 2006 planned asset allocation and investment return.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	Accrued Expenses and Other Liabilities
      Accrued expenses and other liabilities at December 31 comprised of the following:

	2004		2005

	(In millions of Won)
Accrued interest and dividend payables	W	1,778,560	W	1,901,498
Payables for foreign exchange spot contracts		2,606,201		750,144
Accrued severance benefits		74,835		181,767
Accrued expenses		85,491		157,453
Accounts payable		2,280,240		1,096,240
Unearned income		157,192		147,502
Income tax payable		277,818		221,993
Withholding value-added tax and other taxes		43,114		88,221
Deferred tax liabilities		525,407		302,339
Guarantee deposits received		305,649		299,814
Due to agencies		938,465		1,118,606
Allowance for losses on off-balance sheet credit instruments		115,616		187,273
Utility bill payments received on behalf of government		108,035		59,112
Separate account liabilities		—		124,249
Other		417,506		452,901

	W	9,714,129	W	7,089,112

18.	Commissions and Fees
      Details of commissions and fees from non-trust management activities for the years ended December 31 are as follows:

	2003		2004		2005

	(In millions of Won)
Brokerage fees and commissions	W	260,412	W	231,520	W	345,265
Other fees and commissions:
Credit card fees		255,775		360,624		421,249
Commissions received on remittance		59,685		78,657		72,626
Commissions received on import and export letters of credit		51,166		80,528		70,625
Financial guarantee fees		9,102		24,916		21,358
Commissions received in foreign exchange activities		30,273		68,391		70,325
Commission received as agency		5,987		49,132		71,032
Commission received as electronic charge receipt		42,583		74,232		69,962
Commission received as early repayment		36,350		33,958		35,245
Other fees		89,136		176,856		328,016

Total other fees and commissions		580,057		947,294		1,160,438

	W	840,469	W	1,178,814	W	1,505,703

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Other Non-interest Income and Other Non-interest Expenses
      Components of other non-interest income for the years ended December 31 were as follows:

	2003		2004		2005

	(In millions of Won)
Gain on sale of premises and equipment	W	22,609	W	30,408	W	74,868
Income from operating leases		39,922		52,787		42,227
Rental income		11,924		15,199		15,870
Extinguished prescription of deposits		16,053		13,353		1,383
Other		65,249		246,137		198,177

	W	155,757	W	357,884	W	332,525

      Components of other non-interest expenses for the years ended December 31 were as follows:

	2003		2004		2005

	(In millions of Won)
Impairment loss on intangible assets	W	—	W	1,893	W	—
Impairment loss on other investments		39,541		15,521		20,958
Loss on sale of premises and equipment		8,670		15,134		54,550
Loss on sale of other real estate		3,199		1,448		6,758
Other		139,771		309,383		231,919

	W	191,181	W	343,379	W	314,185

20.	Extraordinary Gain
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

      Pursuant to SFAS 141, the Group first allocated the negative goodwill to the identifiable intangible assets, premises and equipment acquired on a pro rata basis. After the value of the identifiable intangible assets, premises and equipment was reduced to zero, the Group recognized an extraordinary gain of W27,508 million for the year ended December 31, 2004, which related to the unallocated negative goodwill.

21.	Common Stock

Issuances of common stock
      As of December 31, 2005, the Group had 359,207,313 shares of common stock issued and 347,597,116 shares of common stock outstanding. On September 16, 2003, the Group listed its shares on the New York Stock Exchange (NYSE) and transferred its global depository shares listed on the Luxembourg Stock Exchange to NYSE as American depository shares.

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
      The treasury stocks held by Shinhan Bank were 29,986,159 shares as of December 31, 2003. Shinhan Bank sold 29,873,295 shares of treasury stock in the Korean stock market at W21,000 per share through after-hour block trading on March 3, 2004, and 112,864 shares of treasury stock in the Korean stock market at various prices.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In 2004, Chohung Bank and Good Morning Shinhan Securities purchased their respective common stocks from dissenting stockholders. Those shares were subsequently exchanged to common stock of Shinhan Financial Group and became the treasury stock of the Group. The treasury stock held by Chohung Bank, Shinhan Bank and Good Morning Shinhan Securities were 8,985,567, 11,006 and 1,444 shares, respectively, as of December 31, 2004.
      In 2005, as discussed in Note 3, shares of Shinhan Life Insurance held by Shinhan Bank and Good Morning Shinhan Securities were subsequently exchanged to common stock of Shinhan Financial Group and became the treasury stock of the Group. The treasury stock held by Chohung Bank, Shinhan Bank and Good Morning Shinhan Securities were 8,985,567, 2,420,955 and 203,675 shares, respectively, as of December 31, 2005.

22.	Redeemable Preferred Stock and Redeemable Convertible Preferred Stock
      In August 2003, in connection with the acquisition of Chohung Bank, the Group issued 46,583,961 shares of RPS, par value of W5,000 per share, with an aggregate estimated fair value of W710,258 million and 44,720,603 shares of RCPS, par value of W5,000 per share, with an aggregate estimated fair value of W714,780 million to KDIC, as well as 6,000,000 shares of RPS, par value of W5,000 per share, with an aggregate estimated fair value of W900,000 million to Strider ABS Specialty Co., Ltd. (Strider), a SPE established by the Group.
      The RPS was issued in five series (Series 1 to 5) to KDIC and in three series (Series 6 to 8) to Strider on August 19, 2003, redeemable over seven years after the issued date. If there is any RPS outstanding on the last day of the redemption period (RPS Final Redemption Date), the Group will be obligated to redeem all outstanding RPS to the extent that distributable profits are available for such purchase. In the event that the Group does not have sufficient distributable profits to redeem all outstanding RPS on the RPS Final Redemption Date, the RPS will remain outstanding until sufficient distributable profits are available. The Group may, at its option, elect to redeem all or part of the outstanding RPS at any time during the redemption period. The holder of RPS will not have any voting rights, unless dividends on the RPS are not distributed in any given year, in which case each share of RPS will be given one voting right. The Group may redeem the RPS from KDIC and Strider at W18,086 and W150,000 per share, respectively.
      The dividends on the RPS are cumulative and non-participating on dividends on the common stock of the Group, and the stated dividend rates are as follows:

RPS issued to KDIC (Series 1 to 5)	4.04%
RPS issued to Strider:
Series 6	7.00%
Series 7	7.46%
Series 8	7.86%
      The RPS was initially measured at fair value as determined by the present value of its future cash dividend payments and repayments provisions, and amortized over the period from the date of issuance to the redemption date using the effective interest method. The RPS was classified as long-term debt on the Group’s consolidated balance sheet as of December 31, 2005.
      The Series 9 RCPS were issued to KDIC on August 19, 2003, redeemable at any time after the third anniversary date of the issue date and from time to time until the fifth anniversary date of the issue date. If there is any RCPS outstanding on the last day of the redemption period (RCPS Final Redemption Date), the Group is obligated to redeem the outstanding RCPS to the extent that distributable profits are available for the purchase. In the event that the Group does not have sufficient distributable profits to redeem all

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
outstanding RCPS on the RCPS Final Redemption Date, the RCPS will remain outstanding until sufficient distributable profits are available.
      The Group may, at its option, elect to redeem all or part of the outstanding RCPS at any time during the redemption period. KDIC may convert the RCPS into newly issued common stock of the Group at a conversion ratio of 1:1, based on a conversion schedule after the first anniversary date of the issue date until the fourth anniversary of the issue date. The holder of RCPS will not have any voting rights, unless dividends on the RCPS are not distributed in any given year, in which case each RCPS will be given one voting right. The dividends on the RCPS are cumulative and non-participating on dividends on the common stock of the Group, and the stated dividend rate is 2.02%. The RCPS were initially recorded at fair value as determined by the present value of its future cash dividend payments, repayment provisions and associated conversion features. The option to convert the RCPS to the Group’s common stock was valued using a continuous binomial option-pricing model. The RCPS were classified outside stockholders’ equity as of December 31, 2005.
      The discount on the RCPS has been amortized over the period from the date of issuance to the redemption date using the effective interest method through 2004, However, the Group did not amortize the discount on RCPS in 2005 because the Group believes it is not probable that the RCPS will become redeemable as the Group expects the RCPS to be converted into common stock prior to the redemption date. During 2005, 22,360,302 shares out of 44,720,603 shares were converted to common stock.
      The aggregate amount of RCPS by contractual maturities at December 31, 2005 were as follows:

	(In millions of
Years Ending	Won)

2006	W	—
2007		—
2008		404,408
Discount on RCPS		(36,536)

	W	367,872

23.	Retained Earnings
      Retained earnings consisted of the following at December 31:

	2004		2005

	(In millions of Won)
Appropriated retained earnings for legal reserves under Korean GAAP	W	118,692	W	223,722
Unappropriated retained earnings under US GAAP		2,337,201		3,730,020

	W	2,455,893	W	3,953,742

      The Financial Holding Company Act requires the Group to appropriate as a legal reserve under accounting principles generally accepted in Korea (Korean GAAP), an amount equal to a minimum of 10% of annual net income of Shinhan Financial Group until such reserve equals 100% of its paid-in capital. This reserve is not available for payment of cash dividends, but may be transferred to capital stock or used to reduce an accumulated deficit, if any, by an appropriate resolution of the Group’s board of directors.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.	Regulatory Requirements
      The Group and its subsidiaries, including Shinhan Bank, Chohung Bank, and Jeju Bank are subject to various regulatory capital requirements administered by the Financial Supervisory Commission (FSC), which are based on the Basel Committee on Banking Regulations and Supervisory Practices. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Group’s consolidated financial statements.
      In conformity with the FSC regulations on financial holding companies, the Group applied the net equity to requisite capital ratio calculated under the FSC guidelines to evaluate its capital adequacy. All Korean financial holding companies must meet the minimum requisite capital ratio of 100%, as regulated by the FSC. Requisite capital, as required and defined by FSC, represents the sum of (a) the minimum equity capital amount necessary to meet the FSC guidelines for Shinhan Bank, Chohung Bank and Jeju Bank, (b) 8% of its total assets on its balance sheet (including off-balance assets, if any) for other subsidiaries, and (c) 8% of its total assets on its balance sheet (including off-balance assets, if any, but excluding the book value of investments in and financial supports to its direct and indirect subsidiaries) for the Group.
      The FSC regulations also require that the computation be based on the Group’s consolidated financial statements under Korean GAAP and regulatory guidelines, which vary in certain significant respects from US GAAP.
      The Group’s requisite capital adequacy ratio mandated by the FSC is presented in the table below at December 31:

	2004		2005

	(In millions of Won,
	except capital ratio)
Equity Capital	W	9,867,854	W	11,434,801
Requisite Capital		7,625,261		8,609,121
Requisite Capital Ratio		129.41%		132.81%
      In conformity with the FSC regulations, Shinhan Bank, Chohung Bank and Jeju Bank apply the FSC’s risk-adjusted capital ratios to evaluate their capital adequacies. Korean banking organizations engaged in international banking are required to maintain a minimum 8% total risk-based capital ratio calculated by dividing total risk-adjusted capital by total risk-weighted assets, including a Tier 1 capital ratio of at least 4%. All Korean banking organizations subject to the FSC regulations on minimum capital adequacy ratio are also subject to periodic inspection by the Financial Supervisory Service (FSS). In the event that Shinhan Bank, Chohung Bank or Jeju Bank does not maintain a consolidated capital ratio of 8%, it is subject to corrective actions to be imposed by the FSS, as recommended by the FSC based on the actual financial position and capital ratio of the respective banking subsidiaries.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As required by the FSC regulations, the following capital ratios were calculated based on the consolidated financial statements of Shinhan Bank and Chohung Bank under Korean GAAP and regulatory guidelines which vary in certain significant respects from US GAAP at December 31:

	Shinhan Bank				Chohung Bank

	2004		2005		2004		2005

	(In millions of Won, except capital ratio)
Tier 1 capital	W	3,618,254	W	4,381,101	W	2,023,051	W	2,968,489
Tier 2 capital		2,183,527		2,287,736		2,023,051		2,172,639
Less: Treasury stock, etc		(257)		(100,712)		(230,373)		(157,383)

Total risk-adjusted capital	W	5,801,524	W	6,568,125	W	3,815,729	W	4,983,745

Risk-weighted assets
On-balance sheet assets	W	44,603,127	W	49,216,505	W	38,841,232	W	43,258,274
Off-balance sheet assets		3,886,979		4,305,776		1,796,797		2,292,389

Total risk-weighted assets	W	48,490,106	W	53,522,281	W	40,638,029	W	45,550,663

Capital adequacy ratio		11.96%		12.27%		9.39%		10.94%
Tier 1 capital ratio		7.46%		8.19%		4.98%		6.52%
Tier 2 capital ratio		4.50%		4.27%		4.98%		4.77%
      Effective January 1, 2002, in addition to the existing capital ratio calculations, all banks in Korea are required to report to the FSC an alternative set of capital ratios, as follows, with components based on credit and market risks.
      Shinhan Bank and Chohung Bank are subject to the same existing requirements to maintain minimum adequacy ratios at December 31:

	Shinhan Bank				Chohung Bank

	2004		2005		2004		2005

	(In millions of Won, except capital ratio)
Tier 1 capital	W	3,618,254	W	4,381,101	W	2,023,051	W	2,968,489
Tier 2 capital		2,183,270		2,187,024		1,792,678		2,015,256

Total risk-adjusted capital	W	5,801,524	W	6,568,125	W	3,815,729	W	4,983,745

Total risk-weighted assets	W	48,578,597	W	53,708,592	W	40,580,874	W	45,546,697

Capital adequacy ratio		11.94%		12.23%		9.40%		10.94%
Tier 1 capital ratio		7.45%		8.16%		4.99%		6.52%
Tier 2 capital ratio		4.49%		4.07%		4.41%		4.42%
      The Group’s other subsidiaries, including Jeju Bank, Shinhan Card, Shinhan Life Insurance, Shinhan Capital and Good Morning Shinhan Securities are also subject to the capital ratio pursuant to other regulatory capital requirements of the FSC. At December 31, 2004 and 2005, the Group’s other subsidiaries met the regulatory capital requirements of the FSC.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

25.	Income Taxes
      All but an insignificant portion of income before income tax expense and income tax expense is from Korean sources. Allocation of national and local income taxes between current and deferred portions is as follows for the years ended December 31:

	2003		2004		2005

	(In millions of Won)
Current tax expense
National	W	218,340	W	392,306	W	414,073
Local		21,834		39,231		41,408

Total current tax expense		240,174		431,537		455,481
Deferred tax expense
National		6,571		302,649		442,641
Local		657		30,265		44,264

Total deferred tax expense		7,228		332,914		486,905

Total tax expense	W	247,402	W	764,451	W	942,386

      The preceding table does not reflect the tax effects of unrealized gains and losses on available-for-sale securities. The tax effects of these items are recorded directly as other comprehensive income within stockholders’ equity. See Note 37 for further information.
      A reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense for the years ended December 31 is as follows:

	2003		2004		2005

	(In millions of Won, except tax rates)
Statutory tax rate		29.7%		29.7%		27.5%
Income before income tax expense, minority interest, extraordinary item and cumulative effect of a change in accounting principle	W	548,566	W	2,380,290	W	2,697,233
Income tax calculated at the statutory tax rate		162,924		706,946		741,739
Income not assessable for tax purposes		(8,939)		(75,926)		(25,519)
Expenses not deductible for tax purposes		19,880		171,556		205,402
Foreign tax rate differentials		(359)		(205)		(429)
Adjustment of deferred tax liability on investment in subsidiaries and associates		291		13,502		(7,670)
Change in statutory tax rate(1)		56,462		(33,688)		—
Change in valuation allowance		15,507		(18,125)		27,374
Other		1,636		391		1,489

Income tax expense	W	247,402	W	764,451	W	942,386

Note:

(1)	In December 2003, the Korean government reduced the corporate income tax rate from 29.7% to 27.5%, effective from January 1, 2005.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The components of net deferred income tax assets and liabilities included in other assets and accrued expenses and other liabilities, respectively, at December 31, are as follows:

	2004		2005

	(In millions of Won)
Deferred income tax assets
Allowance for loan losses	W	276,859	W	14,078
Other allowances		51,376		172,768
Valuation of trading assets		15,733		12,588
Premises and equipment		58,942		40,349
Available-for-sale securities		233,868		323,181
Other assets		26,906		118,976
Future policy benefits		—		144,833
Long-term debt		33,492		35,763
Other temporary differences		9,819		5,704
Net operating loss carry forwards		177,905		32,520

		884,900		900,760
Less: Valuation allowance		(55,624)		(79,173)

Deferred income tax assets		829,276		821,587

Deferred income tax liabilities
Valuation of trading assets		(1,701)		(8,006)
Foreign exchange contracts and derivative instruments		(566)		(22,956)
Allowance for loan losses		(78,424)		(191,901)
Accrued interest and dividend receivable		(73,952)		(52,393)
Other assets		(354,922)		(660,365)
Long-term debt		(8,594)		(294)
Other temporary differences		(7,248)		(4,407)

Deferred income tax liabilities		(525,407)		(940,322)

Net deferred income tax assets/ (liabilities)	W	303,869	W	(118,735)

      Deferred income taxes at December 31, 2004 and 2005 are reflected in the consolidated balance sheets under the following captions:

	2004		2005

	(In millions of Won)
Deferred tax assets	W	829,276	W	183,604
Deferred tax liabilities		(525,407)		(302,339)

Total net deferred tax assets/ (liabilities)	W	303,869	W	(118,735)

      In assessing the realizability of deferred tax assets, management considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences became deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the deferred tax assets were deductible, management believed it was more likely than not that the Group would realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2005. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period were reduced.
      The valuation allowance was W69,299 million as of January 1, 2003. During the years ended December 31, 2003, 2004 and 2005, the valuation allowance increased/ (decreased) by W66,023, W(79,698) and W23,549 million, respectively. The valuation allowance for deferred tax assets in the amount of W3,824 was credited to goodwill during the year ended December 31, 2005. At December 31, 2005, the Group had tax net operating losses totaling W118,254 million. These net operating losses expire in periods ranging from 2006 to 2010 as follows:

	(In millions of
Years Ending	Won)

2006	W	97,823
2007		—
2008		1,118
2009		437
2010		18,876

	W	118,254

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

26.	Earnings Per Share
      The following is a reconciliation of the income and share data used in the basic and diluted earnings per share computation for the years ended December 31:
      The following table is a summary of the computation of earnings per share (EPS) for the years ended December 31:

	2003		2004		2005

	(In millions of Won, except per share data)
Basic EPS
Net income before extraordinary gain and cumulative effect of a change in accounting principle	W	275,318	W	1,462,411	W	1,738,768
Extraordinary gain, net of taxes		—		27,508		—
Cumulative effect of a change in accounting principle, net of taxes		—		(23,049)		—
Accretion and dividends on redeemable convertible preferred stock		(6,043)		(40,948)		(8,169)

Net income attributable to common stock shareholders	W	269,275	W	1,425,922	W	1,730,599
Weighted-average number of common stocks outstanding (in thousands)		262,987		292,465		333,424
Net earnings per share
Net income before extraordinary gain and cumulative effect of a change in accounting principle	W	1,024	W	4,860	W	5,190
Extraordinary gain		—		94		—
Cumulative effect of a change in accounting principle		—		(79)		—

Basic net income per share	W	1,024	W	4,875	W	5,190

Diluted EPS
Net income before extraordinary gain and cumulative effect of a change in accounting principle for purposes of computing diluted net income per share	W	275,318	W	1,462,411	W	1,738,768
Extraordinary gain, net of taxes		—		27,508		—
Cumulative effect of a change in accounting principle, net of taxes		—		(23,049)		—

Net income attributable to common stock shareholders	W	275,318	W	1,466,870	W	1,738,768
Weighted-average number of common stocks outstanding (in thousands)		262,987		292,465		333,424
Diluted effect of redeemable convertible preferred stock (in thousands)		16,540		44,721		22,360
Diluted effect of bond with warrants (in thousands)		212		—		—
Diluted effect of stock options (in thousands)		6		294		356

Weighted-average number of common stock outstanding, Assuming dilution (in thousands)		279,745		337,480		356,140

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2003		2004		2005

	(In millions of Won, except per share data)
Net earnings per share
Net income before extraordinary gain and cumulative effect of a change in accounting principle	W	984	W	4,333	W	4,882
Extraordinary gain		—		82		—
Cumulative effect of a change in accounting principle		—		(68)		—

Diluted net income per share	W	984	W	4,347	W	4,882

27.	Employee Severance Plans
      Employees with one or more years of service are entitled to receive a lump-sum payment upon termination of their employment with the Group, based on their length of service and rates of pay at the time of termination (the severance plan). Under the Korean National Pension Fund Law, the Group was required to pay a certain percentage of employee severance benefits to the National Pension Fund prior to April 1999. Additionally, the Group contributes voluntarily a certain percentage of employee severance benefits to a severance insurance deposit account (Severance Insurance Deposit) maintained for the benefit of employees at an insurance company. The Group has no additional liability once the amount has been contributed, thus the Group deducts contributions made to the National Pension Fund and the Severance Insurance Deposit from its accrued employee severance plan obligations. The compensation cost of employees’ severance benefit is recognized based on the vested benefits to which the employees are entitled if they separate immediately.
      Under limited circumstances, employees can withdraw their accumulated unpaid severance amounts before their termination of employment (interim severance payment). Such withdrawals were included in the amount of plan payments for the years ended December 31, 2003, 2004 and 2005. Total interim severance payments made by the Group in 2003, 2004 and 2005 were W22,317 million, W259,476 million and W10,296 million, respectively. The Group paid severance benefits of W3,350 million, W7,841 million and W95,234 million for the years ended December 31, 2003, 2004 and 2005, respectively.
      Accrued employee severance plan obligations included in accrued expenses and other liabilities at December 31 are as follows:

	2004		2005

	(In millions of Won)
Balance at beginning of the year	W	348,264	W	175,861
Severance benefits		94,914		181,603
Balance from the acquisition of subsidiaries		—		2,784
Plan payments		(267,317)		(105,530)

		175,861		254,718
Less: Balance of payments remaining with National Pension Fund and severance insurance deposit		(101,026)		(72,951)

Balance at end of the year	W	74,835	W	181,767

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Group expects to pay the following future benefits to its employees upon their normal retirement age:

	(In millions of
Years Ending	Won)

2006	W	21,494
2007		12,096
2008		11,026
2009		12,773
2010		14,771
2011-2015	W	124,163
      The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Group before their normal retirement age.

28.	Employee Stock Option Plans
      The Group has various stock-based compensation plans to reward its employees and key executives of the Group. The Group measures stock-based compensation expense using the fair value based method of accounting.
      Stock-based compensation expense was W5,885 million, W3,715 million and W45,459 million in 2003, 2004 and 2005, respectively. The per share weighted fair value of the stock options granted to key employees, executives and directors of the Group was W7,351 for 2004 and W11,201 for 2005. These amounts were estimated on the date of the grant using the Black-Scholes option-pricing model.
      The weighted-average assumptions used for grants made in 2004 and 2005 are as follows:

	Shinhan Financial Group

	2004	2005

Risk-free interest rate	4.39%	4.07%
Expected lives	3.50 years	5.00 years
Expected volatility	42.26%	42.31%
Expected dividend rate	2.82%	2.79%

Shinhan Financial Group Plan
      Shinhan Financial Group has authorized 63,863,802 shares of options to be granted to purchase its common stock. Shinhan Financial Group granted to its key employees, managements and directors of the Group 1,004,200 options, 1,156,300 options, 1,301,600 options and 2,695,200 options at an exercise price of W18,910, W11,800, W21,595, and W28,006 per share with a vesting period of two years from the grant date in 2002, 2003, 2004, and 2005, respectively. Upon vesting, options may be exercised between three to seven years from the grant date. Options granted to managements and directors are performance based and linked to the bank industrial index.
      For the options granted except options issued on May 22, 2002 and May 15, 2003, Shinhan Financial Group may issue common stock or pay in cash the difference between the exercise and market price at the date of exercise. With regard to options granted on May 22, 2002 and May 15, 2003, Shinhan Financial Group decided to pay the difference between the exercise price and market price in cash at the date of exercise on May 21, 2004 and May 17, 2005, respectively. Subsequently, with respect to options granted on May 25, 2004, Shinhan Financial Group decided to pay the difference between the exercise price and market price in cash at the date of exercise on May 25, 2006.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Shinhan Bank Plan
      Shinhan Bank has authorized 24,436,037 shares of options to be granted to purchase its common stocks. Shinhan Bank granted to certain executives 280,000 options and 265,000 options at an exercise price of W11,700 and W13,900 per share with a vesting period of two years form the grant date in 2000 and 2001, respectively. On March 4, 2004, Shinhan Bank decided to settle all outstanding stock options for cash based on price calculated in reference to the market price of the common stock of Shinhan Financial Group.

Chohung Bank Plan
      On March 27, 2000, March 9, 2001, March 29, 2002, March 28, 2003, and March 25, 2004, Chohung Bank granted stock options to certain executives with a vesting period of two years from the grant date. The number of stock options granted used to be determined depending on the relative stock price increase rate of Chohung Bank over the banking industry’s stock price increase rate, Chohung Bank’s non-performing loans ratio, and the risk-adjusted capital ratio. On March 30, 2005, Chohung Bank decided to settle all outstanding stock options for cash based on the price in reference to the market price of the common stock of Shinhan Financial Group, multiplied by the exchange ratio.
      Change in options during the years ended December 31, is as follows:

	Shinhan Financial Group			Shinhan Bank

		Weighted-			Weighted-
		Average			Average
		Exercise			Exercise
	Number of	Price Per		Number of	Price Per
	Shares	Share		Shares	Share

		(In Won)			(In Won)
Outstanding at January 1, 2003	1,004,200	W	18,910	472,543	W	12,686
Granted	1,156,300		11,800	—		—
Forfeited	(113,955)		16,483	—		—

Outstanding at December 31, 2003	2,046,545		15,028	472,543		12,686
Granted	1,301,600		21,595	—		—
Exercised	(3,500)		18,910	(469,043)		12,693
Forfeited	(247,703)		16,219	—		—

Outstanding at December 31, 2004	3,096,942		17,698	3,500		11,700
Granted	2,695,200		28,006	—		—
Exercised	(363,665)		15,054	(1,750)		11,700
Forfeited	(101,684)		26,360	—		—

Outstanding at December 31, 2005	5,326,793	W	22,848	1,750	W	11,700

Exercisable at December 31, 2005	1,506,227	W	15,079	1,750	W	11,700

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Chohung Bank

		Weighted-
		Average
		Exercise
	Number of	Price Per
	Shares	Share

	(In Won)
Outstanding at September 1, 2003	934,286	W	5,033
Granted	—		—
Forfeited	(365,580)		4,856

Outstanding at December 31, 2003	568,706		5,147
Granted	340,000		5,000
Forfeited	(5,316)		5,000

Outstanding at December 31, 2004	903,390		5,093
Granted	—		—
Forfeited	(19,739)		5,000

Outstanding at December 31, 2005	883,651	W	5,093

Exercisable at December 31, 2005	581,301	W	5,264

      Information pertaining to options outstanding at December 31, 2005 is as follows:

	Shinhan Financial Group

	Options Outstanding
				Options Exercisable
		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Exercise Price	Outstanding	Life(1)	Price	Exercisable	Price

			(In Won)		(In Won)
W18,910	694,643	2.39	18,910	694,643	18,910
11,800	811,584	3.38	11,800	811,584	11,800
21,595	1,248,605	3.24	21,595	—	—
28,006	2,571,961	6.25	28,006	—	—

	5,326,793	4.60	22,848	1,506,227	15,079

Shinhan Bank

Options Outstanding
Options Exercisable
Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Exercise Price	Outstanding	Life(1)	Price	Exercisable	Price

			(In Won)		(In Won)
W11,700	1,750	0.24	11,700	1,750	11,700

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Chohung Bank

	Options Outstanding
				Options Exercisable
		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life(1)	Price	Exercisable	Price

			(In Won)		(In Won)
W5,260	99,054	2.24	5,260	99,054	5,260
5,000	579,301	0.24-3.23	5,000	276,951	5,000
5,598	187,200	1.24	5,598	187,200	5,598
5,860	18,096	1.24	5,860	18,096	5,860

	883,651	1.83	5,097	581,301	5,264

Note:

(1)	Contractual life indicates the sum of service (vesting) period and exercisable period.

Employee Stock Ownership Association
      In 2002, the Group and Shinhan Bank established an employee stock ownership association (the ESOA) covering most of their employees. The Group makes discretionary cash contributions to the ESOA on a periodic basis as determined by the Group’s Board of Directors. Shinhan Bank makes cash contributions to the ESOA on a periodic basis based on Shinhan Bank’s actual performance relative to pre-specified net income. The Group and Shinhan Bank contributions are used to purchase shares of the common stock of the Group on the Korean Stock Exchange. All shares acquired by the ESOA are unallocated, and are restricted for a period of four years pursuant to the plan agreements and regulations governing the ESOA. Under the Securities and Exchange Act of Korea, employees participating in the ESOA have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered by the Group pursuant to the Securities and Exchange Act of Korea. Furthermore, this right is exercisable only to the extent that the total number of shares so acquired and held by such employees does not exceed 20% of the Group’s total number of shares then outstanding. For the years ended December 31, 2003, 2004 and 2005, the Group recorded in aggregate W5,500 million, W20,852 million and W7,744 million in expenses related to the ESOA contributions, respectively.

29.	Fair Value of Financial Instruments
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
      Those techniques are significantly affected by the assumptions used, which include expected future cash flows and discount rates. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instruments. Certain financial instruments and all nonfinancial instruments are excluded from the scope of SFAS 107, Disclosure about Fair Value of Financial Instruments. Accordingly, the aggregate fair value amount of the items presented under SFAS 107 may not necessarily represent the total underlying fair value of the Group since the fair value of the excluded items are not obtained.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following methods and assumptions are used by the Group in estimating fair value disclosures for its financial instruments:
      Assets and liabilities for which fair value approximates carrying value: The carrying values of certain financial assets and liabilities are reported at cost, including cash and cash equivalents, restricted cash, call loans, accrued interest and dividends receivable, accrued interest payable, security deposits, other assets except for nonmarketable equity investments and other liabilities. The carrying values of these financial assets and liabilities are considered to approximate their fair values due to their short-term nature and negligible losses due to credit risks.
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
      Deposits: The carrying amounts of variable-rate interest and non-interest-bearing deposits approximate their fair values at the balance sheet date. Fair values for fixed rate interest-bearing deposits are estimated using discounted cash flow analysis using interest rates currently offered for deposits with similar maturities.
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
      Redeemable convertible preferred stock: The fair value of redeemable convertible preferred stock are estimated based on the market price of common stock of Shinhan Financial Group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The estimated fair values, and related carrying or notional amounts of the Group’s financial instruments at December 31 are as follows:

	2004				2005

	Carrying				Carrying
	Amount		Fair Value		Amount		Fair Value

	(In millions of Won)
Financial assets:
Financial assets for which carrying value approximates fair value	W	8,758,750	W	8,758,750	W	9,210,439	W	9,210,439
Interest-bearing deposits in banks		220,478		220,478		626,771		626,771
Trading assets		6,316,341		6,316,341		4,508,435		4,508,435
Securities		21,207,551		21,415,514		25,442,795		25,459,890
Loans		94,868,094		95,261,537		104,446,954		104,569,756
Non-marketable equity investments included in other assets		1,076,326		1,217,285		1,419,127		2,603,441
Financial liabilities:
Financial liabilities for which carrying value approximates fair value		2,934,129		2,934,129		1,901,498		1,901,498
Deposits		82,679,483		83,034,668		86,421,367		87,043,877
Trading liabilities		1,757,577		1,757,577		1,061,289		1,061,289
Short-term borrowings		10,935,555		10,935,555		11,968,300		11,968,300
Secured borrowings		6,308,093		6,388,404		7,501,707		7,547,573
Long-term debt		23,616,683		25,398,145		26,171,822		25,423,632
Redeemable convertible preferred stock	W	735,744	W	1,046,462	W	367,871	W	917,890
      The differences between the carrying amounts and the fair values of guarantees, commercial letters of credit, standby letters of credit, and other lending commitments are immaterial to the consolidated financial statements.

30.	Derivative Instruments and Hedging Activities
      The Group enters into derivative and foreign exchange futures, forwards, options and swaps, to enable customers to transfer, modify or reduce their interest rate, foreign exchange and other market risks; it also trades these products for its own account. In addition, the Group uses derivatives as an end-user in connection with its risk management activities. Derivatives are used to manage interest rate risk relating to specific groups of on-balance sheet assets and liabilities, including investments, loans, and long-term debt. In addition, foreign exchange contracts are used to hedge the foreign currency denominated debt, net capital exposures and foreign exchange transactions.
      For the years ended December 31, 2003, 2004 and 2005, the Group applied fair value hedge accounting exclusively to interest rate swap transactions with the hedged items of fixed rate debts that qualified for the short-cut method. Since the Group assumed no ineffectiveness for those transactions, no ineffective portion was recognized in the consolidated statements of income for the years presented.
      The Group enters into various types of derivative transactions in the course of its trading and non-trading activities. Futures and forward contracts are commitments to buy or sell at a future date a financial instrument, commodity or currency at a contracted price and may be settled in cash or through delivery. Swap contracts are commitments to settle in cash at a future date or dates which may range from a few days to a number of years, based on differentials between specified financial indices, as applied to a notional principal

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
amount. Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time, a financial instrument or currency at a contracted price that may also be settled in cash, based on differentials between specified indices.
      Derivatives may expose the Group to market risk, credit risk or liquidity risk in excess of the amounts recorded on the Consolidated Balance Sheet. Market risk on a derivative or foreign exchange product is the exposure created by potential fluctuations in interest rates, foreign exchange rates and other values, and is a function of the type of product, the volume of transactions, the tenor and terms of the agreement, and the underlying volatility. Credit risk is the exposure to loss in the event of nonperformance by the other party to the transaction where the value of any collateral held is not adequate to cover such losses. The recognition in earnings of unrealized gains on these transactions is subject to management’s assessment as to collectibility. Liquidity risk is the potential exposure that arises when the size of the derivative position may not be able to be rapidly adjusted in periods of high volatility and financial stress at a reasonable cost.

31.	Commitments and Contingencies

Legal and Tax Contingencies
      In the ordinary course of business, the Group is involved in tax and legal proceedings, claims and litigation. As of December 31, 2005, the Group has 237 pending lawsuits as a defendant (total amount: W944,719 million). In the opinion of management, based on current knowledge and after consultation with external counsel, the outcome of such matters will not have a material adverse effect on the Group’s consolidated financial statements.

Lease Commitments
      At December 31, 2005, the Group is obliged under a number of non-cancelable operating leases for premises and equipment used primarily for banking purposes. Total rent expense for the years ended December 31, 2003, 2004 and 2005 was W43,138 million, W105,280 million and W115,920 million, respectively. Pursuant to the terms of non-cancelable lease agreements pertaining to premises and equipment in effect at December 31, 2005, future minimum rental commitments under various non-cancelable operating leases are as follows:

	(In millions of
Years Ending	Won)

2006	W	29,725
2007		13,981
2008		7,910
2009		4,578
2010		1,485
Thereafter		135

	W	57,814

      In lieu of rent, certain lease agreements require the Group to advance a non-interest-bearing refundable security deposit to the landlord for the Group’s use during the lease term. The amount of the advance is determined by the prevailing market rate. The Group has recorded rent expense and interest income related to these leases of W35,868 million, W28,743 million and W28,822 million on deposit balances of W864,768 million, W924,093 million and W1,019,030 million for the years ended December 31, 2003, 2004 and 2005, respectively. Such amounts were calculated based on the fixed interest rate for time deposits with similar maturities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Credit Commitments and Guarantees
      The following table summarizes the contractual amounts relating to unused credit commitments at December 31:

	2004		2005

	(In millions of Won)
Commitments to extend credit:
Corporate	W	39,322,638	W	46,335,824
Credit card lines		23,605,859		16,080,414
Consumer(1)		5,960,613		5,862,898
Commercial letters of credit		3,364,005		2,960,190
	W	72,253,115	W	71,239,326

Note:

(1)	excluding credit card
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
      The Group provides a variety of guarantees to its customers to enhance their credit standing and enable them to complete a variety of business transactions. The maximum potential amount of future payments represents the notional amounts that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Certain guarantees issued or modified after December 31, 2002 that are not derivative contracts have been recorded on the Group’s consolidated balance sheet at their fair value at inception. The Group has recorded this amount in other liabilities with an offsetting entry in Other assets. As cash is received under such arrangements and applied to Other assets, the liability recorded at inception is amortized into income as commissions and fees over the life of the contract. . The majority of these guarantees expire without being drawn upon. As a result, total contractual amounts are not representative of the Group’s actual credit exposure.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The table below summarizes all of the Group’s guarantees under FIN 45 at December 31, 2005:

											Maximum
					Total		Current		Amount of		Potential
					Notional		Carrying		Recourse or		Amount of
	Expire within		Expire after		Amount		Liability		Collateral		Future
	One Year		One Year		Outstanding		Amount(1)		Held		Payments

	(In millions of Won)
Financial stand-by letters of credit	W	227,385	W	28,630	W	256,015	W	3,357	W	67,972	W	256,015
Other financial guarantees		696,860		170,073		866,933		9,930		177,329		866,933
Performance letters of credit and guarantees		743,770		251,690		995,460		10,974		113,275		995,460
Liquidity facilities to SPEs		521,524		1,963,778		2,485,302		31,781		—		2,485,302
Loans sold with recourse		—		14,225		14,225		4,069		11,527		14,225
Guarantees on trust accounts		314,728		2,773,884		3,088,612		—		—		3,088,612
Credit derivatives		25,325		40,520		65,845		371		—		65,845

	W	2,529,592	W	5,242,800	W	7,772,392	W	60,482	W	370,103	W	7,772,392

Note:

(1)	Includes allowance for guarantees and acceptances, allowance for unfunded loan commitment and liabilities recorded under FIN. 45.
      Financial stand-by letters of credit represent irrevocable obligations to pay third party beneficiaries when its customers fail to repay loans or debt instruments, which are generally in foreign currencies.
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
      Liquidity facilities to SPEs represent irrevocable commitments to provide contingent liquidity credit lines including commercial paper purchase commitments to SPEs for which the Group serves as the administrator. The SPEs are established by clients to obtain funding from the commercial paper market or the corporate debt market by transferring assets to the SPEs. The Group has commitments to provide liquidity to the SPEs in amounts up to W2,485,302 million at December 31, 2005. Although the Group does not sell assets to these SPEs, it would be required to provide funding under the liquidity facilities in the event that the SPEs do not hold enough funds to make scheduled payments on their outstanding senior debt securities. Under the commercial paper purchase commitments, the Group is required to purchase commercial paper issued by the SPEs when enough funding is not available in the commercial paper market. The Group has limited credit exposure to these SPEs because the risk of first loss is borne by the clients or other third parties, or the SPEs are over-collateralized with the assets sold to them.
      Loans sold with recourse represent certain nonperforming loans the Group sold to Korea Asset Management Cooperation (KAMCO) prior to 1999. These are accounted for as sales and derecognized from the consolidated balance sheet since the controls over these loans have been surrendered. The sales agreements contain a recourse liability under which KAMCO can obligate the Group to repurchase certain of

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
these related loans if the related debtors fail to perform in accordance with specific restructuring plans. The recourse liability has no expiration date. Outstanding loans for which the Group has a recourse obligation amounted to W29,688 million and W21,953 million at December 31, 2004 and 2005, respectively. At December 31, 2004 and 2005, the Group has recorded in accrued expenses and other liabilities, W8,735 million and W4,069 million, respectively, representing its estimated obligation to repurchase the loans with recourse.
      Guarantees on trust accounts represent guarantee on the Guaranteed Principal Money Trusts which require the Group to guarantee the return of the principal amount invested at the termination of a fixed term deposit. The Group manages and administers trust assets in a capacity of agent for fiduciary on behalf of its customers. Trust assets and liabilities are excluded from the consolidated financial statements of the Group, and are recorded in separate accounts from those of the Group’s business. The guarantees on trusts funds qualify as derivatives under SFAS 133, and are included in trading liabilities at fair value on the Group’s consolidated balance sheet with corresponding changes included in earnings. See Note 36 and 37 for further discussion related to trust accounts.
      The Group enters into certain guarantee contracts that meet the characteristics of a derivative under SFAS No. 133. Such derivatives effectively guarantee the return on counterparty’s referenced portfolio of assets. These credit derivatives will expire on various dates up to March 20, 2011 and have an aggregate notional amount of W65,845 million, which represents the maximum potential amount of future payments on the contracts. At December 31, 2005, these derivatives were recorded on the balance sheet at fair value of W100 million and W371 million in trading assets and liabilities, respectively.

Pledged Assets
      The primary components of assets pledged as collateral for borrowings and other purposes at December 31 are as follows:

	2004		2005

	(In millions of Won)
Short-term and long-term deposits	W	21,314	W	64
Trading securities		423,243		663,229
Available-for-sale securities		12,683,355		11,473,807
Held-to-maturity securities		758,446		1,546,167
Loans		2,975,468		2,430,559
Real estate		29,326		31,361
Other assets		31,362		29,910

	W	16,922,514	W	16,175,097

32.	Concentrations of Geographic and Credit Risks

Geographic Risk
      Loans to borrowers based in Korea represented approximately 98% of the Group’s loan portfolio at December 31, 2004 and 2005. Investments in debt and equity securities of Korean entities represented approximately 99% and 99% of the Group’s investment portfolio at December 31, 2004 and 2005, respectively.

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
      The Group regularly monitors various segments of its credit risk portfolio to assess potential concentration of risks and to obtain collateral when deemed necessary. Except for securities issued by KDIC, BOK and other governmental entities, no entity was responsible for 10% or more of the Group’s total loans outstanding, trading assets and liabilities, available-for-sale securities, held-to-maturity debt securities or total interest and dividend income at December 31, 2004 and 2005 and for each of the three years ended on December 31, 2005.
      The table below indicates major products including both on-balance sheet (principally loans) and off-balance sheet (principally commitments to extend credit) exposures at December 31:

	2004						2005

			On-Balance		Off-Balance				On-Balance		Off-Balance
	Credit Exposure		Sheet		Sheet		Credit Exposure		Sheet		Sheet

	(In millions of Won)
Commercial and industrial	W	58,789,035	W	35,653,127	W	23,135,908	W	66,211,349	W	35,728,132	W	30,483,217
Other commercial		40,946,060		17,988,288		22,957,772		44,825,210		21,408,703		23,416,507
Lease financing		981,002		981,002		—		754,473		754,473		—
Mortgage and home equity		22,439,050		22,180,112		258,938		26,142,838		25,840,334		302,504
Credit cards		28,337,772		4,731,913		23,605,859		33,955,266		17,874,852		16,080,414
Other consumer		21,247,470		15,545,796		5,701,674		9,801,956		4,241,562		5,560,394

	W	172,740,389	W	97,080,238	W	75,660,151	W	181,691,092	W	105,848,056	W	75,843,036

33.	Related Party Transactions
      A number of banking transactions are entered into with related parties in the normal course of business. These include trust accounts managed by the Group, and loans to executives, directors and affiliated parties.

Trust Accounts
      Under the Korean Trust Law and the Korean Trust Business Act, the Group serves as trustees to the trust accounts in a trust management capacity in the normal course of business. See Note 35 for more information on trust accounts.

Loans to Executives, Directors and Affiliated Parties
      The table below summarizes the changes in the amount of loans to executive officers, directors, director nominees, their immediate families and companies affiliated with the directors at December 31:

	2004		2005

	(In millions of Won)
Loans at beginning of the year	W	132,410	W	213,270
New loans		108,893		26,660
Repayments		(28,033)		(59,233)

Loans at end of the year	W	213,270	W	180,697

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The outstanding balances at December 31, and the related income and expenses for the years ended for related party transactions are as follows:

	2003				2004				2005

			Executives,				Executives,				Executives,
			Directors and				Directors and				Directors and
	Trust		Affiliated		Trust		Affiliated		Trust		Affiliated
	Accounts		Parties		Accounts		Parties		Accounts		Parties

	(In millions of Won)
Loans	W	—	W	132,410	W	—	W	213,270	W	—	W	180,697
Accrued expenses and other assets		27,659		—		91,624		—		65,795		—
Short-term borrowings		859,974		—		600,924		—		669,427		—
Other liabilities		—		—		669		—		354		—
Other interest income		—		—		768		—		—		—
Net trust management fees		50,177		—		115,711		—		104,955		—
Interest expense on short-term borrowings		10,910		—		16,985		—		17,714		—
Interest on loans		—		5,526		—		6,828		—		3,538
      It is the Group’s policy to make loans available to employees and officers on terms equivalent to those at which it extends credit to unrelated parties. The Group does not customarily track or aggregate the total earnings on such loans as outstanding amounts are not material.

34.	Segment Reporting
      For management reporting purposes, the Group’s business segment results are reported to management under Korean GAAP. The Group is organized into six major business segments through its two primary distribution channels for the Group’s financial products and services consisting of Shinhan Bank and Chohung Bank (acquired in August 2003): retail banking, corporate banking, securities brokerage services, credit card, treasury and securities investment of Shinhan Bank and treasury and international business for Chohung Bank, and other banking services. The Group’s reportable segments are based on the nature of the products and services provided, the type or class of customers, and the Group’s management organization, and provide the basis on which the Group reports its primary segment information:

•	Retail banking — Activities within this segment include savings and demand deposits, consumer loans and mortgages of individual customers and sole proprietors who borrowed W1,000 million or less.

•	Corporate banking — Activities within this segment include loans, overdrafts, other credit facilities, deposits in foreign currencies and other foreign currency activities. The corporate banking segment’s assets and liabilities are mainly from transactions with customers including small and medium sized private companies, publicly traded enterprises and sole proprietors who borrowed more than W1 billion.

•	Securities brokerage services — Activities within this segment include a full range of brokerage services, investment advice and financial planning to retail customers, and various investment banking services to corporate customers conducted through Good Morning Shinhan Securities.

•	Credit card — Activities within this segment include processing domestic as well as overseas credit and debit card operations conducted through Shinhan Card and Chohung Bank. The credit card segment’s assets and liabilities are mainly from transactions with individual or corporate cardholders and card merchants.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Treasury and securities investment — Activities within this segment include Shinhan Bank’s internal asset and liability management, proprietary trading in securities and derivatives, and proprietary investment in security portfolios using Shinhan Bank’s capital.

•	Treasury and international business — Activities within this segment include Chohung Bank’s internal asset and liability management, proprietary trading in securities and derivatives, proprietary investment in security portfolios using Chohung Bank’s capital, and operation of Chohung Bank’s overseas branches.

•	Other banking services — Activities within this segment include Shinhan Bank’s impaired loan management, administration of Shinhan Bank and Chohung Bank operations, and operation of Shinhan Bank’s overseas branches.
      Other operations of the Group comprise activities of the holding company and other subsidiaries such as Jeju Bank, Shinhan Capital and Shinhan Life Insurance, none of which constitutes a separately reportable segment.
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
      The Group continuously assesses its assumptions, methodologies and reporting classifications to better reflect the nature and activities of the Group’s business segments. The Group’s business segments for the year ended December 31, 2005 have not changed, except that Shinhan Life Insurance was included in the other operations of the Group. The Group operates and evaluates business segments of Shinhan Bank and Chohung bank separately.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Information about reporting segments at and for the years ended December 31, is as follows:

	2003

	Shinhan Bank												Chohung Bank

					Treasury &		Other		Securities								Treasury &				Other				Subtotal
	Retail		Corporate		Securities		Banking		Brokerage		Credit		Retail		Corporate		International		Credit		Banking				before		US GAAP		Inter-Segment
	Banking		Banking		Investment		Services		Services(1)		Card(2)		Banking		Banking		Business		Card		Services		Other		Elimination		Adjustments		Transactions(3)		Total

	(In millions of Won)
Net interest income	W	781,600	W	433,993	W	64,630	W	211,695	W	34,272	W	321,686	W	418,054	W	62,404	W	(26,154)	W	236,974	W	(10,425)	W	197,907	W	2,726,636	W	(401,139)	W	7,392	W	2,332,889
Non-interest income		439,446		314,895		839,330		127,300		621,902		636		94,601		70,855		234,214		577		7,317		495,552		3,246,625		(103,211)		(2,025,060)		1,118,354

Total revenues		1,221,046		748,888		903,960		338,995		656,174		322,322		512,655		133,259		208,060		237,551		(3,108)		693,459		5,973,261		(504,350)		(2,017,668)		3,451,243
Provision for credit losses		63,765		272,639		(10,841)		109,488		(26)		235,936		150,000		145,037		—		199,454		300		(8,797)		1,156,955		(179,065)		(12,303)		965,587
Non-interest expense		562,619		261,096		851,750		344,475		564,012		176,449		296,062		33,330		249,639		120,378		39,686		234,475		3,733,971		(6,667)		(2,011,384)		1,715,920
Depreciation and amortization		34,971		3,194		592		33,385		23,575		—		36,962		13,385		11,106		6,785		7,119		42,074		213,148		33,653		215		247,016

Net income (loss) before tax		559,691		211,959		62,459		(148,353)		68,613		(90,063)		29,631		(58,493)		(52,685)		(89,066)		(50,213)		425,707		869,187		(352,271)		5,804		522,720
Income tax expense (benefit)		166,228		62,952		18,550		(37,997)		32,801		(239)		26,883		711		2,436		(8,370)		3,171		3,042		270,168		11,040		(33,806)		247,402

Net income (loss)		393,463		149,007		43,909		(110,356)		35,812		(89,824)		2,748		(59,204)		(55,121)		(80,696)		(53,384)		422,665		599,019		(363,311)		39,610		275,318
US GAAP adjustments		32,708		57,164		(37,207)		(8,013)		(2,633)		62,440		156,506		141,382		(116,432)		(22,170)		(45,687)		(581,369)		(363,311)		—		—		—
Intersegment transactions		(141,024)		(181,445)		9,971		209,100		15,387		114,660		—		(4,135)		20,345		—		—		(3,249)		39,610		—		—		—

Consolidated net income (loss)	W	285,147	W	24,726	W	16,673	W	90,731	W	48,566	W	87,276	W	159,254	W	78,043	W	(151,208)	W	(102,866)	W	(99,071)	W	(161,953)	W	275,318		—		—	W	275,318

Segments’ total assets	W	24,851,188	W	21,757,503	W	18,421,101	W	5,041,401	W	2,928,017	W	1,778,191	W	23,837,861	W	14,938,062	W	11,308,167	W	3,569,073	W	3,111,520	W	14,979,278	W	146,521,362	W	(1,358,680)	W	(8,813,351)	W	136,349,331

Notes:

(1)	Securities brokerage business is conducted through Good Morning Shinhan Securities.

(2)	Credit card business is conducted through Shinhan Card.

(3)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management reporting system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2004

	Shinhan Bank												Chohung Bank

					Treasury &		Other		Securities								Treasury &				Other				Subtotal
	Retail		Corporate		Securities		Banking		Brokerage		Credit		Retail		Corporate		International		Credit		Banking				before		US GAAP		Inter-Segment
	Banking		Banking		Investment		Services		Services(1)		Card(2)		Banking		Banking		Business		Card		Services		Other		Elimination		Adjustments		Transactions(3)		Total

															(In millions of Won)
Net interest income	W	844,382	W	529,838	W	3,662	W	182,097	W	54,043	W	347,968	W	1,107,296	W	257,782	W	(718)	W	587,550	W	137,663	W	(2,607)	W	4,048,956	W	(541,271)	W	66,227	W	3,573,912
Non-interest income(4)		557,114		475,536		1,288,449		286,953		643,209		—		287,694		74,997		2,612,061		2,350		360,342		1,710,856		8,299,561		(5,974,088)		(205,272)		2,120,201

Total revenues		1,401,496		1,005,374		1,292,111		469,050		697,252		347,968		1,394,990		332,779		2,611,343		589,900		498,005		1,708,249		12,348,517		(6,515,359)		(139,045)		5,694,113
Provision for credit losses		29,712		65,943		7,820		97,605		(4,696)		175,799		465,565		(12,176)		(12,631)		672,851		(83,472)		23,977		1,426,297		(1,257,428)		(33,454)		135,415
Non-interest expense(5)		684,550		386,902		1,201,264		422,726		642,572		160,998		744,102		158,775		2,627,917		235,565		266,068		508,387		8,039,826		(4,921,411)		(219,872)		2,898,543
Depreciation and amortization		30,981		2,832		632		35,126		15,560		5,348		53,215		1,489		768		1,263		39,982		46,458		233,654		195,181		—		428,835

Net income (loss) before tax		656,253		549,697		82,395		(86,407)		43,816		5,823		132,108		184,691		(4,711)		(319,779)		275,427		1,129,427		2,648,740		(531,701)		114,281		2,231,320
Income tax expense(benefit)		194,907		163,260		24,471		(24,813)		240		—		1,233		1,723		(44)		(2,984)		2,570		32,202		392,765		300,093		71,593		764,451

Net income (loss)		461,346		386,437		57,924		(61,594)		43,576		5,823		130,875		182,968		(4,667)		(316,795)		272,857		1,097,225		2,255,975		(831,793)		42,688		1,466,870
US GAAP adjustments		(54,683)		159,677		(43,514)		(6,867)		15,784		35,602		(48,736)		423,706		(83,376)		199,194		(176,632)		(1,251,948)		(831,793)		—		—		—
Intersegment transactions		(1,185)		(93,011)		(622)		(239)		9,849		110,954		(5,893)		57,452		(3,871)		(576)		(2,114)		(28,056)		42,688		—		—		—

Consolidated net income (loss)	W	405,478	W	453,103	W	13,788	W	(68,700)	W	69,209	W	152,379	W	76,246	W	664,126	W	(91,914)	W	(118,177)	W	94,111	W	(182,779)	W	1,466,870		—		—	W	1,466,870

Segments’ total assets	W	28,076,926	W	21,648,284	W	14,734,042	W	5,666,668	W	2,956,183	W	1,469,925	W	25,363,826	W	11,894,605	W	16,584,883	W	2,486,816	W	9,058,969	W	18,816,473	W	158,757,600	W	(4,932,814)	W	(10,316,764)	W	143,508,022

  Notes:

(1)	Securities brokerage business is conducted through Good Morning Shinhan Securities.

(2)	Credit card business is conducted through Shinhan Card.

(3)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management reporting system.

(4)	Includes extraordinary gain of W27,507 million.

(5)	Includes cumulative effect of change in accounting principle of W23,049 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2005

	Shinhan Bank												Chohung Bank

					Treasury &		Other		Securities								Treasury &				Other				Subtotal
	Retail		Corporate		Securities		Banking		Brokerage		Credit		Retail		Corporate		International		Credit		Banking				before		US GAAP		Inter-Segment
	Banking		Banking		Investment		Services		Services(1)		Card(2)		Banking		Banking		Business		Card		Services		Other(3)		Elimination		Adjustments		Transactions(4)		Total

	(In millions of Won)
Net interest income	W	958,715	W	578,981	W	(272,097)	W	151,058	W	63,580	W	355,238	W	1,080,661	W	293,639	W	45,288	W	598,671	W	52,994	W	271,882	W	4,178,610	W	(706,977)	W	2,005	W	3,473,638
Non-interest income		391,467		397,438		2,016,760		93,845		816,703		2,292		303,767		113,550		3,334,388		99,738		521,428		2,135,598		10,226,974		(7,191,557)		(333,636)		2,701,781

Total revenues		1,350,182		976,419		1,744,663		244,903		880,283		357,530		1,384,428		407,189		3,379,676		698,409		574,422		2,407,480		14,405,584		(7,898,534)		(331,631)		6,175,419
Provision for credit losses		11,364		12,287		—		149,952		(3,550)		86,177		246,092		111,330		(40,352)		392,147		(73,443)		23,714		915,718		(1,094,656)		(4,550)		(183,488)
Non-interest expense		530,567		260,034		1,811,618		405,600		747,699		207,459		777,890		198,521		3,443,661		155,436		442,205		343,776		9,324,466		(5,623,340)		(400,723)		3,300,403
Depreciation and amortization		30,130		3,316		326		34,995		15,082		5,478		53,611		2,660		1,174		1,073		36,057		40,869		224,771		152,579		0		377,350

Net income (loss) before tax		778,121		700,782		(67,281)		(345,644)		121,052		58,416		306,835		94,678		(24,807)		149,753		169,603		1,999,121		3,940,629		(1,333,117)		73,642		2,681,154
Income tax expense (benefit)		212,824		191,671		(18,402)		(94,537)		33,812		4,175		(19,257)		(5,942)		(15,200)		(9,399)		(10,645)		29,945		299,045		543,082		100,259		942,386

Net income (loss)		565,297		509,111		(48,879)		(251,107)		87,240		54,241		326,092		100,620		(9,607)		159,152		180,248		1,969,176		3,641,584		(1,876,199)		(26,617)		1,738,768
US GAAP adjustments		(43,949)		180,345		(56,282)		152		(11,575)		35,521		15,784		(186,138)		(146,123)		241,033		(89,241)		(1,815,726)		(1,876,199)		—		—		—
Intersegment transactions		(15,544)		(88,837)		(6,012)		(1,485)		6,572		84,727		(39,039)		82,496		(18,467)		(3,049)		(15,860)		(12,119)		(26,617)		—		—		—

Consolidated net income (loss)	W	505,804	W	600,619	W	(111,173)	W	(252,440)		82,237		174,489		302,837		(3,022)		(174,197)		397,136		75,147		141,331		1,738,768		—		—		1,738,768

Segments’ total assets	W	31,194,906	W	23,571,673	W	17,347,719	W	3,527,670	W	3,882,713	W	1,532,291	W	27,755,451	W	11,985,147	W	13,342,010	W	2,156,188	W	11,370,730	W	27,281,908	W	174,948,406	W	(10,200,361)	W	(9,632,732)	W	155,115,313

Notes:

(1)	Securities brokerage business is conducted through Good Morning Shinhan Securities.

(2)	Credit card business is conducted through Shinhan Card.

(3)	Includes, among others, the life insurance business conducted through Shinhan Life Insurance.

(4)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management reporting system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Following is a reconciliation of the business segments’ total assets to the consolidated total assets at December 31.

	2004		2005

	(In millions of Won)
Segments’ total assets	W	158,757,600	W	174,948,406
US GAAP adjustments		(4,932,814)		(10,200,361)
Intersegment transactions		(10,316,764)		(9,632,732)

Consolidated total assets	W	143,508,022	W	155,115,313

      Following is a reconciliation of the business segments’ total revenues to the consolidated total revenues for the years ended December 31.

	2003		2004		2005

	(In millions of Won)
Segments’ total revenues	W	5,973,261	W	12,348,517	W	14,405,584
US GAAP adjustments		(504,350)		(6,515,359)		(7,898,534)
Intersegment transactions		(2,017,668)		(139,045)		(331,631)

Consolidated total revenues	W	3,451,243	W	5,694,113	W	6,175,419

      The adjustments presented in the tables above represent adjustments made to consolidated total assets and consolidated total revenues not specifically allocated to individual business segments.
      Geographic segment disclosures have been excluded as assets and revenues attributable to external customers in foreign countries are not significant.
35.     Trust Accounts
      The Group offers a variety of asset management and administrative services under trust arrangement in accordance with the Korean Trust Law and the Korean Trust Business Act. In a trust management capacity, the Group is required to exercise due care in managing and preserving the trust assets. The trust accounts managed by the Group are classified into performance based trusts and guaranteed trusts in terms of the nature of the trusts, and the guaranteed trusts consist of Guaranteed Principal Money Trusts and Guaranteed Fixed Rate Money Trusts.
      The Guaranteed Principal Money Trusts require the Group to guarantee the return of the principal amount invested at the termination of a fixed term deposit. Additionally, the Group guarantees a specified rate of return on the principal amount invested in Guaranteed Fixed Rate Money Trusts. Based on the Group’s analysis of potential risk and reward generated from the guaranteed trusts, the Guaranteed Fixed Rate Money Trusts were consolidated in the Group’s consolidated financial statements in accordance with FIN 46R. See Note 36 for further discussion on the consolidation scope of the trust accounts,
      With respect to managing of the trust accounts, the Group charges investment management fees on the Guaranteed Principal Money Trusts and other performance based trusts, and receives commission income, including penalty charges for early withdrawal of fixed term deposits.
36.     Securitizations and Variable Interest Entities
      The Group primarily securitizes, sells and services corporate loans, credit card receivables, mortgage and student loans. In certain situations, the Group also provides liquidity guarantees to investors in the beneficial interests and standby letters of credit as discussed in Note 31.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Group recognized net gain (loss) of W(46,604) million, W1,023 million, and W94,411 million in 2003, 2004, and 2005, respectively, related to securitizations and sale of loans in which the Group has surrendered control.
      The Group may, in the normal course of its business, provide various products and services to various entities which may be deemed to be variable interest entities such as asset-backed securitization of performing and/or non-performing loans, various investment funds, guaranteed trusts and SPEs created for structured financing. The Group may provide liquidity facilities, may be a party to derivative contracts with VIEs, may provide loss enhancement in the form of credit and other guarantees to the VIEs, may be the investment manager and may also have an ownership interest or other investment in certain VIEs. In general, the investors in the obligations of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to the Group, except where the Group has provided a guarantee to the investors or is the counterparty to a derivative transaction involving the VIE.
      The following table represents the carrying amounts and classification of consolidated assets that are collateral for VIE obligations, including VIEs where the Group is the primary beneficiary:

	2004		2005

	(In millions of Won)
Loans	W	2,527,651	W	2,008,800
Securities		4,115,372		4,710,614
Other assets		416,940		529,467

	W	7,059,963	W	7,248,881

      Of the W7,059,963 million and W7,248,881 million of total assets of VIEs consolidated by the Group at December 31, 2004 and 2005, respectively, W4,416,037 million and W4,810,734 million represent structured transaction where the Group packages and securitizes assets or the Group provides credit enhancement or liquidity guarantees; W2,597,262 million and W2,406,142 million represent investment trusts that holds investments on behalf of the Group; W46,664 million and W32,005 million represent the Guaranteed Fixed Rate Money Trusts constructed by the Group.
      The Group consolidated its Guaranteed Fixed Rate Money Trusts because the Group was deemed to be the primary beneficiary. These trusts were constructed by the Group and the Group would absorb the majority of the expected losses of the trusts by providing a guarantee of the principal and a fixed rate of return on the principal amount invested. The Group did not consolidate its Guaranteed Principal Money Trusts or performance based trusts because the Group was not the primary beneficiary.
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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table presents, by type of VIE, the total assets and maximum exposure to loss as a result of the involvement of significant VIEs which have not been consolidated at December 31, 2004 and 2005.

	2004				2005

			Maximum				Maximum
	Total Assets		Exposure		Total Assets		Exposure

	(In millions of Won)
SPEs created for structured financing	W	2,946,962	W	1,514,870	W	4,302,822	W	2,743,489
Credit enhancement provided to SPEs		2,880,693		1,123,710		13,554,109		3,055,887
Collateralized loan obligation		10,117		—		13,342		—
Guaranteed principal money trusts		3,199,292		3,124,430		3,160,917		3,060,652

Total	W	9,037,064	W	5,763,010	W	21,031,190	W	8,860,028

      As most of these liquidity facilities expire without being drawn, the total variable interest in these VIEs is not, in the Group’s view, representative of the Group’s actual future funding requirement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
37.     Other Comprehensive Income
      The components of other comprehensive income and related tax effects for the years ended December 31 are as follows:

	Foreign		Net Unrealized		Accumulated
	Currency		Gain on		Other
	Translation		Available-for-		Comprehensive
	Adjustments		Sale Securities(1)		Income

	(In millions of Won)
Balance at January 1, 2003	W	7,995	W	62,366	W	70,361
Foreign currency translation adjustment, net of tax effect of W742		(1,956)		—		(1,956)
Unrealized gain on available-for-sale securities, net of tax effect of W5,518		—		14,549		14,549
Less: Reclassification adjustment for net realized gain included in income, net of tax effect W9,428		—		24,858		24,858

Balance at December 31, 2003		6,039		52,057		58,096
Foreign currency translation adjustment, net of tax effect of W7,003		(18,462)		—		(18,462)
Unrealized gain on available-for-sale securities, net of tax effect of W47,851		—		128,195		128,195
Less: Reclassification adjustment for net realized gain included in income, net of tax effect W3,776		—		9,956		9,956

Balance at December 31, 2004		(12,423)		170,296		157,873
Foreign currency translation adjustment, net of tax effect of W4,561		(12,024)		—		(12,024)
Unrealized gain on available-for-sale securities, net of tax effect of W81,975		—		(220,975)		(220,975)
Less: Reclassification adjustment for net realized gain included in income, net of tax effect W9,512		—		25,076		25,076

Balance at December 31, 2005	W	(24,447)	W	(75,755)	W	(100,202)

Notes:

(1)	Equity method investments included.
38.     Subsequent Events
      On March 21, 2006, the Group approved at its general shareholders’ meeting dividend payments of W278,077 million or W800 per share of common stock, and W8,169 million on RCPS.
      On March 21, 2006, Shinhan Bank, a wholly-owned subsidiary of the Group, approved at its shareholders’ meeting dividend payments of W428,412 million or W2,000 per share of common stock.
      On April 3, 2006, Chohung Bank, a wholly-owned subsidiary of the Group, merged with Shinhan Bank at the merge ratio of 1:3.8678 and the newly merged bank changed its name to Shinhan Bank. Additionally, Chohung Bank entered into an agreement to spin-off its credit card operation and merge it with Shinhan Card

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Co., Ltd., a wholly-owned subsidiary of the Group. Each share of Chohung Bank was converted into 0.9809 shares of Shinhan Card on April 3, 2006.
39.     Shinhan Financial Group Co., Ltd.
      Shinhan Financial Group Co., Ltd. (the Parent Company) was incorporated on September 1, 2001 as the holding company for Shinhan Bank and other subsidiaries. The Parent Company coordinates the activities of its various subsidiaries to offer a comprehensive line of financial services to its customers, and serves as the primary source of funding for its non-banking subsidiaries including Good Morning Shinhan Securities, Shinhan Capital and Shinhan Card.
      Distributions of retained earnings of Shinhan Bank, Chohung Bank and Jeju Bank are restricted in order to meet the minimum capital ratio requirements under the FSC regulations. Also, retained earnings of Shinhan Bank, Chohung Bank and other subsidiaries of the Parent Company are restricted in accordance with the Bank Act of Korea, the Korean Commercial Law and other laws.
      In certain instances, the Parent Company provided guarantees to other financial institutions that provided funding to its subsidiaries. At December 31, 2005, the Parent Company has provided W500,000 million in guarantees, including any related interest, to a financial institution that provide financing to Good Morning Shinhan Securities.
      The cash dividends paid to the Parent Company by its subsidiaries and affiliates for the three years ended December 31, 2005 are as follows:

	2003		2004		2005

	(In millions of Won)
Cash dividends paid by:
Consolidated subsidiaries	W	185,896	W	252,807	W	—
Equity method investees		1,000		3,730		4,846

	W	186,896	W	256,537	W	4,846

      Shinhan Bank and Shinhan Capital paid to the parent company W367,210 million and W12,000 million, respectively, through the retirement of treasury stock instead of the cash dividend in 2005.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Parent Company’s condensed balance sheets as of December 31, 2004 and 2005, and the related condensed statements of income and cash flows for each of three-year period ended December 31, 2003, 2004 and 2005 are as follows:
CONDENSED BALANCE SHEETS

	2004		2005

	(In millions of Korean Won)
Assets
Deposits with banking subsidiary	W	31,145	W	64,374
Advances to, and receivables from, subsidiaries:
Banking subsidiaries		73,140		93,140
Non-banking subsidiaries		1,685,609		1,390,910
Investment (at equity) in subsidiaries:
Banking subsidiaries		7,546,185		8,729,742
Non-banking subsidiaries		1,064,808		1,848,179
Premises and equipment		2,165		2,290
Other assets		63,559		159,698

Total assets	W	10,466,611	W	12,288,333

Liabilities and Stockholders’ Equity
Short-term debt	W	50,000	W	85,188
Long-term debt		3,688,841		3,860,573
Accrued expenses and other liabilities		327,307		163,917

Total liabilities		4,066,148		4,109,678

Redeemable convertible preferred stock		735,744		367,872
Stockholders’ equity		5,664,719		7,810,784

Total liabilities, redeemable convertible preferred stock and stockholders’ equity	W	10,466,611	W	12,288,333

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED STATEMENTS OF INCOME

	2003		2004		2005

	(In millions of Korean Won)
Income
Dividends from banking subsidiaries	W	185,896	W	244,807	W	367,210
Dividends from non banking subsidiaries		1,000		11,730		16,846
Interest income from banking subsidiaries		6,007		6,111		7,189
Interest income from non banking subsidiaries		91,819		108,153		88,622
Other interest income		961		—		—
Other income		735		19,253		4,749

Total income		286,418		390,054		484,616
Expenses
Interest expense		136,889		247,711		240,609
Salaries and employee benefits		9,998		15,328		23,163
Other expense		16,712		32,490		14,400

Total expenses		163,599		295,529		278,172

Income before income tax expense and undistributed net income (loss) of subsidiaries		122,819		94,525		206,444
Income tax expense (benefits)		5,682		46,480		(2,879)

Income before undistributed net income (loss) of subsidiaries		117,137		48,045		209,323
Equity in undistributed net income (loss) of subsidiaries:
Banking subsidiaries		252,766		1,259,134		1,320,723
Non-banking subsidiaries		(94,585)		159,691		208,722

Net income	W	275,318	W	1,466,870	W	1,738,768

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONDENSED STATEMENTS OF CASH FLOWS

	2003		2004		2005

	(In millions of Korean Won)
Cash flows from operating activities
Net income	W	275,318	W	1,466,870	W	1,738,768
Less: Net income of subsidiaries		(345,077)		(1,675,362)		(1,913,501)

Parent Company net income (loss)		(69,759)		(208,492)		(174,733)
Depreciation on premises and equipment		696		763		767
Grant of stock options		6,802		1,988		7,087
Cash dividends from subsidiaries		186,896		256,537		384,056
Loss on sale of investment (at equity) in subsidiaries		378		—		—
Loss on sale of available-for-sales securities		1,755		—		—
Interest expense		42,936		42,919		29,487
Unrealized foreign exchange gain		(231)		(18,141)		(2,156)
Unrealized foreign exchange loss		231		18,132		2,156
Other assets, net		(35,921)		53,937		(34,905)
Accrued expenses and other liabilities, net		166,385		94,656		82,011

Net cash provided by operating activities		300,168		242,299		293,770

Cash flows from investing activities
Repayments (Advances) from subsidiaries		(1,176,009)		168,024		272,543
Purchases of investment (at equity) in subsidiaries		(1,128,423)		(111,894)		(368,104)
Disposition of investment (at equity) in subsidiaries		1,529		—		2,912
Net change in premises and equipment		—		(1,706)		—
Available-for-sales securities:
Purchases		—		—		—
Proceeds from sales		1		—		—

Net cash provided by (used in) investing activities		(2,302,902)		54,424		(92,649)

Cash flows from financing activities
Net change in short-term debt		—		(44,000)		35,188
Proceeds from issuance of long-term debt		2,146,129		246,036		780,000
Repayments of long-term debt		(18,666)		(230,921)		(635,600)
Proceeds from issuance of common stock and stock related awards		27,504		—		—
Net change in treasury stock		—		59		62
Cash dividends paid		(157,493)		(242,105)		(347,542)

Net cash provided by (used in) financing activities		1,997,474		(270,931)		(167,892)

Net increase (decrease) in cash and due from banks		(5,260)		25,792		33,229
Cash and due from banks, beginning of the year		10,613		5,353		31,145

Cash and due from banks, end of the year	W	5,353	W	31,145	W	64,374

Cash paid for interest	W	93,952	W	204,791	W	211,122

INDEX OF EXHIBITS

1.1	Articles of Incorporation (in English)*

2.1	Form of Common Stock Certificate (in English)**

2.2	Form of Deposit Agreement to be entered into among Shinhan Financial Group, Citibank, N.A., as depositary, and all owners and holders from time to time of American depositary receipts issued thereunder, including the form of American depositary receipt**

2.3	Long-term debt instruments of Shinhan Financial Group, Shinhan Bank and other consolidated subsidiaries for which financial statements are required to be filed are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Shinhan Financial Group agrees to furnish the Commission on request a copy of any instrument defining the rights of holders of its long-term debt and that of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.**

4.1	Stock Purchase Agreement by and between Korea Deposit Insurance Corporation and Shinhan Financial Group dated July 9, 2003***

4.2	Investment Agreement by and between Shinhan Financial Group and Korea Deposit Insurance Corporation dated July 9, 2003**

4.3	Agreed Terms, dated June 22, 2004, by and among the President of Korea Deposit Insurance Corporation, CEO of Shinhan Financial Group, CEO of Chohung Bank, Chairman of the National Financial Industry Labor Union of Korea and the Head of the Chohung Bank Chapter of the National Financial Industry Labor Union**

4.4	Merger Agreement between Shinhan Bank and Chohung Bank (in English)*

4.5	Split-Merger Agreement between Shinhan Card and Chohung Bank (in English)*

8.1	List of all Subsidiaries of Shinhan Financial Group

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

*	A fair and accurate translation from Korean into English.

**	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003.

***	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003. Confidential treatment has been requested for certain portions of the Stock Purchase Agreement.

E-1