Form 20-F
period 2006-12-31
SHINHAN FINANCIAL GROUP CO LTD
filed 2007-06-29
CIK 1263043

As filed with the Securities and Exchange Commission on June 29, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report: 374,437,647 shares of common stock, par value of Won 5,000 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:
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
Yes ☐     No ☐

i

		Page

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	267
ITEM 16B.	CODE OF ETHICS	267
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	268
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	268
ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	268
ITEM 17.	FINANCIAL STATEMENTS	269
ITEM 18.	FINANCIAL STATEMENTS	269
ITEM 19.	EXHIBITS	269
INDEX TO FINANCIAL STATEMENT		F-1
INDEX OF EXHIBITS		E-1
EX-4.6 Form of Share Purchase Agreement
EX-8.1 List of Subsidiaries
EX-12.1 Certifications of Chief Executive Officer
EX-12.2 Certifications of Chief Financial Officer
EX-13.1 Certifications of Chief Executive Officer
EX-13.2 Certifications of Chief Financial Officer

ii

EXPLANATORY NOTE

On August 19, 2003, we acquired 80.04% of the outstanding common shares of Chohung Bank. In December 2003, our ownership increased to 81.15% following our additional capital injection of W200 billion. In June 2004, we acquired the remaining 18.85% of the outstanding shares of Chohung Bank that we previously did not own through a cash tender offer followed by a small-scale share swap pursuant to Korean law. See “Item 4. Information on the Company — The Merger of Shinhan Bank and Chohung Bank”. We delisted Chohung Bank from the Stock Market Division of the Korea Exchange on July 2, 2004. Effective as of April 3, 2006, we merged Shinhan Bank, our other principal banking subsidiary, into Chohung Bank, integrated their operations and renamed the merged bank as Shinhan Bank. Unless otherwise indicated, statistical and financial information relating to Shinhan Bank for the year ended December 31, 2006 include corresponding information of Chohung Bank for the period from January 1, 2006 through April 2, 2006.

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

In this document, unless otherwise indicated, all references to “Won” or “W” are to the currency of the Republic, and all references to “U.S. Dollars”, “Dollars”, “$” or “US$” are to the currency of the United States of America. Unless otherwise indicated, all translations from Won to Dollars were made at W930.0 to US$1.00, which was the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) in effect on December 31, 2006. On June 19, 2007, the Noon Buying Rate was W927.6= US$1.00. No representation is made that the Won or U.S. Dollar amounts referred to in this report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

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

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

SELECTED FINANCIAL DATA

Selected Consolidated Financial and Operating Data under U.S. GAAP

The selected consolidated financial data set forth below for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 and as of December 31, 2002, 2003, 2004, 2005 and 2006 have been derived from our consolidated financial statements which have been prepared in accordance with U.S. GAAP.

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

Consolidated Income Statement Data

	Year Ended December 31,
	2002		2003		2004		2005		2006		2006
	(In billions of Won and millions of US$, except per common share data)

Interest and dividend income	W	3,735	W	5,331	W	7,712	W	7,488	W	8,893	$9,562
Interest expense		2,305		2,998		4,138		4,014		4,912	5,282

Net interest income		1,430		2,333		3,574		3,474		3,981	4,280
Provision (reversal) for credit losses		246		965		135		(183)		226	243
Noninterest income		1,037		1,118		2,096		2,718		3,926	4,221
Noninterest expense		1,302		1,937		3,156		3,678		5,565	5,983
Income tax expense		320		248		764		942		617	664
Minority interest		10		26		153		16		18	19

Income before extraordinary item and effect of accounting change		589		275		1,462		1,739		1,480	1,592
Extraordinary gain		—		—		28		—		—	—
Cumulative effect of a change in accounting principle, net of taxes		—		—		(23)		—		(10)	(11)

Net income	W	589	W	275	W	1,467	W	1,739	W	1,470	$1,581

Net income per common shares (in currency unit):
Net income — basic(1)	W	2,246	W	1,024	W	4,875	W	5,190	W	3,951	$4.25
Net income — diluted		2,243		984		4,347		4,882		3,951	4.25
Weighted average common shares outstanding-basic (in thousands of common shares)		262,480		262,987		292,465		333,424		372,173
Weighted average common shares outstanding-diluted (in thousands of common shares)		262,812		279,745		337,479		356,140		372,173

Notes:

(1)	Basic earnings per share are calculated by dividing the net income available to common stockholders by the weighted average number of common shares issued and outstanding for the period.

(2)	Dilutive earnings per share are calculated in a manner consistent with that of basic earnings per share, while giving effect to the potential dilution that could occur if convertible securities, options or other contracts to issue common stock were converted into or exercised for common stock. We have two categories of potentially dilutive common shares: (i) shares issuable upon the exercise of stock options and (ii) shares issuable upon conversion of redeemable convertible preferred shares. In 2006, there was no dilutive effect on earnings per share due to a change in accounting policy in 2006 which resulted in the use of the number of the outstanding shares as of the beginning of the year and the election by us to grant cash in lieu of stock upon the exercise of stock options by our employees. We may in the future grant stock in lieu of cash upon the exercise of stock options by our employees, which may impact the dilutive earnings per share in the future.

Consolidated Balance Sheet Data

	As of December 31,
	2002		2003		2004		2005		2006		2006
	(In billions of Won and millions of US$, except per common share data)

Assets
Cash and cash equivalents	W	282	W	1,897	W	2,444	W	2,434	W	1,691	$1,819
Restricted cash		1,365		3,662		3,301		3,644		6,758	7,267
Interest-bearing deposits		125		409		220		627		725	780
Call loans and securities purchased under resale agreements		576		1,898		1,591		1,499		1,243	1,337
Trading assets:
Trading securities and other		926		2,857		4,639		3,573		3,474	3,736
Derivatives assets		139		520		1,678		934		1,363	1,465
Securities:
Available-for-sale securities		8,737		18,099		18,108		22,480		17,458	18,772
Held-to-maturity securities		4,408		3,605		3,099		2,963		7,581	8,152
Loans (net of allowance for loan losses of W996 billion in 2002, W3,631 billion in 2003, W2,311 billion in 2004, W1,512 billion in 2005 and W1,575 billion in 2006)		44,139		91,791		94,868		104,447		120,989	130,096
Customers’ liability on acceptances		928		2,365		2,012		1,879		1,417	1,524
Premises and equipment, net		828		2,003		1,848		1,876		2,097	2,255
Goodwill and intangible assets		219		1,676		1,660		2,957		2,584	2,778
Security deposits		466		966		968		1,078		1,108	1,191
Other assets		1,648		4,601		7,072		4,724		6,844	7,357

Total assets	W	64,786	W	136,349	W	143,508	W	155,115	W	175,332	$188,529

Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Interest-bearing	W	35,886	W	82,161	W	79,934	W	83,278	W	91,578	$98,471
Non-interest-bearing		1,163		1,328		2,746		3,143		3,918	4,213
Trading liabilities		131		513		1,758		1,048		1,611	1,732
Acceptances outstanding		928		2,365		2,012		1,879		1,417	1,524
Short-term borrowings		6,994		11,204		10,954		11,968		10,995	11,823
Secured borrowings		4,706		6,316		6,308		7,502		8,103	8,713
Long-term debt		8,235		21,218		23,617		26,172		32,574	35,026
Future policy benefit		—		—		—		4,778		5,683	6,110
Accrued expenses and other liabilities		3,193		6,555		9,713		7,089		9,311	10,012

Total liabilities		61,236		131,660		137,042		146,857		165,190	177,624

Minority interest		288		583		66		80		162	174
Redeemable convertible preferred stock		—		711		736		368		—	—
Stockholders’ equity:
Common stock		1,462		1,472		1,596		1,795		1,908	2,051
Additional paid-in capital		1,048		1,073		1,658		2,407		2,710	2,914
Retained earnings		1,077		1,189		2,456		3,953		5,146	5,533
Accumulated other comprehensive income, net of taxes		70		58		158		(100)		378	405
Less: treasury stock, at cost		(395)		(397)		(204)		(245)		(162)	(173)

Total stockholders’ equity		3,262		3,395		5,664		7,810		9,980	10,730

Total liabilities, minority interest, Redeemable Convertible Preferred Stock and stockholders’ equity	W	64,786	W	136,349	W	143,508	W	155,115	W	175,332	$188,529

Dividends

	Year Ended December 31,
	2002(1)		2003(1)		2004(1)		2005(1)		2006(1)
	(In Won and US$, except ratios)

U.S. GAAP:
Cash dividends per share of common stock:
In Korean Won	W	600	W	600	W	600	W	750	W	800
In U.S. dollars		$0.50		$0.50		$0.50		$0.74		$0.86
Cash dividends per share of preferred stock
In Korean Won		N/A		N/A	W	135.12	W	365.34	W	365.34
In U.S. dollars		N/A		N/A		$0.13		$0.36		$0.36
Stock dividends per share of common stock		—		—		—		—		—
Korean GAAP:
Cash dividends per share of common stock:(2)
In Korean Won	W	600	W	600	W	600	W	750	W	800
In U.S. dollars		$0.50		$0.50		$0.50		$0.74		$0.86
Dividend ratio(3)		12.00%		12.00%		12.00%		15.00%		16%
Cash dividends per share of preferred stock:
In Korean Won		N/A		N/A	W	857	W	1,183	W	1,427
In U.S. dollars		N/A		N/A		$0.83		$1.17		$1.54
Dividend ratio(3)		N/A		N/A		17.14%		23.66%		28.54%
Stock dividends per share of common stock		—		—		—		—		—

N/A = Not applicable.

Notes:

(1)	Represents dividends declared on the common stock of Shinhan Financial Group for the year ended December 31, 2002, 2003, 2004, 2005 and 2006.

(2)	Represents, under Korean GAAP, for the year ended December 31, 2002, dividends accrued on the common stock of Shinhan Financial Group for such year, and, for each year ended December 31, 2003, 2004, 2005 and 2006, dividends declared on common stock of Shinhan Financial Group in such year.

(3)	Dividends declared and paid as a percentage of par value of W5,000 per common share of Shinhan Financial Group.

Selected Statistical Information

Profitability Ratios

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(Percentages)

Net income as a percentage of:
Average total assets(1)	0.94%	0.29%	1.01%	1.16%	0.87%
Average stockholders’ equity(1)(2)	15.99	8.83	31.44	29.80	16.20
Including redeemable convertible preferred shares(3)	N/A	8.15	27.22	27.08	15.85
Dividend payout ratio(4)	25.59	57.20	15.87	15.99	22.92
Net interest spread(5)	2.39	2.48	2.63	2.64	2.54
Net interest margin(6)	2.58	2.65	2.78	2.70	2.74
Efficiency ratio(7)	52.78	56.13	55.63	59.29	68.74
Cost-to-average assets ratio(8)	2.08	2.01	2.18	2.45	3.22
Equity to average asset ratio(9):	5.89	3.24	3.22	3.91	5.37
Including redeemable convertible preferred shares(3)	N/A	3.51	3.72	4.30	5.48

N/A = Not applicable.

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank (for each year ended December 31, 2002, 2003, 2004, 2005 and 2006, including Chohung Bank) and Jeju Bank and (b) quarterly balances for other subsidiaries.

(2)	Does not include the Redeemable Preferred Stock or the Redeemable Convertible Preferred Stock described below.

(3)	In August 2003, as consideration for our acquisition of Chohung Bank, we issued to Korea Deposit Insurance Corporation (i) 46,583,961 redeemable preferred shares, with an aggregate redemption price of W842,517,518,646 and (ii) 44,720,603 redeemable convertible preferred shares, which are convertible into our common stock, with an aggregate redemption price of W808,816,825,858. Pursuant to the terms of the redeemable preferred shares issued to Korea Deposit Insurance Corporation, we were required to redeem such shares in five equal annual installments commencing three years from the date of issuance. These redeemable preferred shares are treated as debt under U.S. GAAP. Pursuant to the terms of our redeemable convertible preferred shares, we were required to redeem the full amount of such shares outstanding five years from the date of issuance to the extent not converted into our common shares. Each share of our Redeemable Convertible Preferred Stock is convertible into one share of our common stock. The dividend ratios on the redeemable preferred shares and redeemable convertible preferred shares issued to Korea Deposit Insurance Corporation are 4.04% and 2.02%, respectively. In November 2005, Korea Deposit Insurance Corporation converted 22,360,302 of the redeemable convertible preferred shares held by it into 22,360,302 shares of our common stock, representing 6.22% of our total issued shares (or 5.86% of our total issued shares on a fully diluted basis) of our common stock. In April 2006, Korea Deposit Insurance Corporation sold to BNP Paribas S.A. and other institutional investors all of such common shares.

In August 2003, we raised W900 billion in cash through the issuance of 6,000,000 of redeemable preferred shares, all of which were sold in the domestic fixed-income market through Strider Securitization Specialty Co., Ltd., a special purpose vehicle. These redeemable preferred shares have terms that are different from the redeemable preferred shares issued to Korea Deposit Insurance Corporation. We are required to redeem these preferred shares issued to the special purpose vehicle in three installments in 2006, 2008 and 2010. See “Item 4. Information on the Company — The Merger of Shinhan Bank and Chohung Bank — Liquidity and Capital Resources” and “Item 10. Additional Information — Articles of Incorporation — Description of Capital Stock — Description of Redeemable Preferred Stock”.

In January 2007, we raised W3,750 billion in cash through private placements of 28,990,000 redeemable preferred shares at the purchase price of W100,000 per share and 14,721,000 redeemable convertible preferred shares at the purchase price of W57,806 per share to institutional investors and governmental entities in Korea. These preferred shares have a term of 20 years and may be redeemed at our option from the fifth anniversary of the date of issuance to the maturity date. The redeemable convertible preferred shares may be converted into our common shares at a conversion ratio of one-to-one from the first anniversary of the issue date to the fifth anniversary of the issue date. The dividend ratio on the redeemable preferred shares is initially 7.00% per annum subject to certain adjustments. The dividend ratio on the redeemable convertible preferred shares is initially 3.25% per annum subject to certain adjustments. These preferred shares have terms that are different from the preferred shares issued previously. See Item 10 “Additional Information — Articles of Incorporation — Description of Capital Stock — Description of Redeemable Preferred Stock — Series 10 Redeemable Preferred Stock” and “— Description of Redeemable Convertible Preferred Stock — Series 11 Redeemable Convertible Preferred Stock”.

(4)	Represents the ratio of total dividends declared on common stock as a percentage of net income.

(5)	Represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.

(6)	Represents the ratio of net interest income to average interest-earning assets.

(7)	Represents the ratio of noninterest expense to the sum of net interest income and noninterest income, a measure of efficiency for banks and financial institutions. Efficiency ratio may be reconciled to comparable line-items in our income statements for the periods indicated as follows:

	Year Ended December 31,
	2002		2003		2004		2005		2006
	(In billions of Won, except percentages)

Non-interest expense(A)	W	1,302	W	1,937	W	3,156	W	3,678	W	5,565
Divided by
The sum of net interest income and noninterest income(B)		2,467		3,451		5,670		6,192		7,907
Net interest income		1,430		2,333		3,574		3,474		3,981
Noninterest income		1,037		1,118		2,096		2,718		3,926
Efficiency ratio ((A) as a percentage of(B))		52.78%		56.13%		55.66%		59.40%		70.38%

(8)	Represents the ratio of noninterest expense to average total assets.

(9)	Represents the ratio of average stockholders’ equity (not including the redeemable preferred shares or the redeemable convertible preferred shares) to average total assets.

Asset Quality Ratios

	As of December 31,
	2002		2003		2004		2005		2006
	(In billions of Won, except percentages)

Total loans	W	45,052	W	95,295	W	97,080	W	105,848	W	122,446
Total allowance for loan losses		996		3,631		2,311		1,512		1,575
Allowance for loan losses as a percentage of total loans		2.21%		3.81%		2.38%		1.43%		1.29%
Total non-performing loans(1)	W	518	W	1,844	W	1,750	W	1,594	W	1,253
Non-performing loans as a percentage of total loans		1.15%		1.94%		1.80%		1.51%		1.02%
Non-performing loans as a percentage of total assets		0.80%		1.35%		1.22%		1.03%		0.72%
Impaired loans(2)	W	1,263	W	3,488	W	2,646	W	2,285	W	1,375
Allowance for impaired loans		480		1,349		885		704		865
Impaired loans as a percentage of total loans		2.80%		3.66%		2.73%		2.16%		1.12%
Allowance for impaired loans as a percentage of impaired loans		38.00%		38.68%		33.47%		30.81%		62.91%

Notes:

(1)	Non-performing loans are defined as loans, whether corporate or consumer, that are past due more than 90 days.

(2)	Impaired loans include loans that are classified as “substandard” or below according to the asset classification guidelines of the Financial Supervisory Commission, loans that are past due for 90 days or more and loans that qualify as “troubled debt restructurings” under U.S. GAAP.

Capital Ratios

	As of December 31,
	2002	2003	2004	2005	2006
	(Percentages)

Requisite capital ratio(1)	130.93%	118.41%	129.41%	132.81%	139.28%
Total capital adequacy ratio for Shinhan Bank(2)	10.92	10.49	11.94	12.23	12.01
Tier I capital adequacy ratio	6.81	6.34	7.45	8.16	7.81
Tier II capital adequacy ratio	4.11	4.15	4.49	4.07	4.20
Total capital adequacy ratio for Chohung Bank(2)	8.66	8.87	9.40	10.94	N/A
Tier I capital adequacy ratio	4.61	4.47	4.99	6.52	N/A
Tier II capital adequacy ratio	4.05	4.40	4.49	4.42	N/A
Adjusted equity capital ratio of Shinhan Card(3)	10.86	13.78	16.48	17.68	17.47
Solvency ratio for Shinhan Life Insurance(4)	238.9	224.7	265.7	232.1	232.6

N/A = Not available

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

(2)	Chohung Bank was merged with Shinhan Bank in April 2006. Accordingly, the capital adequacy ratio information for 2006 is not available for Chohung Bank.

(3)	Represents the ratio of total adjusted shareholders’ equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Supervisory Commission for credit card companies. Under these regulations, Shinhan Card, which was established on June 4, 2002, is required to maintain a minimum adjusted equity capital ratio of 8%. This computation is based on Shinhan Card’s nonconsolidated financial statements prepared in accordance with Korean GAAP.

(4)	Solvency ratio is the ratio of Solvency Margin to Standard Amount of Solvency Margin and is computed in accordance with the regulations issued by the Financial Supervisory Commission for life insurance companies. Under these regulations Shinhan Life Insurance is required to maintain a minimum solvency ratio of 100%. Based on the calculation, Shinhan Life Insurance’s solvency ratio as of March 31, 2007 was 224.8%.

EXCHANGE RATES

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low
		(Won per US$1.00)

2000	1,267.0	1,130.9	1,267.0	1,105.5
2001	1,313.5	1,292.0	1,369.0	1,234.0
2002	1,186.3	1,250.3	1,332.0	1,160.6
2003	1,192.0	1,192.1	1,262.0	1,146.0
2004	1,035.1	1,139.3	1,195.1	1,035.1
2005	1,010.0	1,023.8	1,059.8	997.0
2006	930.0	950.1	1,002.9	913.7
2007 (through June 19)	927.6	934.3	949.1	923.3
January	941.0	936.8	942.2	925.4
February	942.3	936.9	942.3	932.5
March	941.1	942.9	949.1	937.2
April	931.0	930.7	937.0	926.1
May	927.4	927.6	934.0	922.3
June (through June 19)	927.6	928.7	932.3	926.5

Source: Federal Reserve Bank of New York

Note:

(1)	The average of the Noon Buying Rates over the relevant period.

We have translated certain amounts in Korean Won, which appear in this document, into dollars for convenience. This does not mean that the Won amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated above, or at all. All translations from Won to dollars are based on the Noon Buying Rate in effect on December 31, 2006, which was W930.0 to US$1.00. The exchange rates used for convenience translations differ from the actual rates used in the preparation of our consolidated financial statements.

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

The Korean commercial banking industry has undergone dramatic changes recently as a number of significant mergers and acquisitions in the industry have taken place. There may be additional consolidation in the Korean commercial banking industry, including Korea’s regional banks in particular. In November 2001, Kookmin Bank and Housing & Commercial Bank, two of the strongest banks in Korea, merged to form Kookmin Bank. The newly merged bank is significantly larger and has more financial resources than us. Also in 2001, Woori Bank restructured itself as a financial holding company and significantly realigned its businesses and products to compete with other larger banks in Korea. Furthermore, a number of significant mergers and acquisitions in the industry have taken place in Korea over the last few years. In 2002, there was a merger of Hana Bank and Seoulbank. In 2003, Lone Star acquired a controlling interest in Korea Exchange Bank. In 2004, Citibank acquired KorAm Bank through a tender offer and subsequently renamed it Citibank Korea. In 2005, Standard Chartered Bank acquired Korea First Bank. In addition, notwithstanding the failed sale of it in 2007, Korea Exchange Bank may be subject to a merger or sale in the near future. At present, these and other banks resulting from mergers or acquisitions may have more financial resources or more experience in providing certain banking or financial services than us. Increased competition and continuing consolidation in the Korean banking industry may lead to decreased margins. There can be no assurance that we will be able to compete successfully with such banks.

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

Successful acquisition of these fee generating businesses by our competitors may result in increased competition in the area of investment trust business. Recently, Woori Securities has acquired LG Investment & Securities, Hana Bank has acquired Daehan Investment & Securities, and Dongwon Financial Holding has acquired Korea Investment & Securities. In March 2007, we acquired the controlling equity interest in LG Card, the largest credit card company in Korea in terms of the number of cardholders which had been in a workout program since November 2003 . We cannot assure you that we will be able to successfully integrate the operations of LG Card into the rest of our operations, achieve the intended synergy effects or otherwise manage LG Card successfully.

Intense competition in the fee-based business will require us to create a new market and innovative products and services in a highly competitive environment. Our failure to do so could adversely affect our future results of operations.

We are highly dependent on short-term funding sources that are susceptible to price competition, which dependence may adversely affect our operations.

Most of our funding requirements, principally those of Shinhan Bank and Chohung Bank, are met through short-term funding sources, primarily in the form of customer deposits, which are subject to significant price competition. As of December 31, 2006, approximately 89.91% of our total deposits had current maturities of one year or less or were payable on demand. In the past, a substantial portion of such customer deposits has been rolled over upon maturity or otherwise maintained with us, and such short-term deposits have been a stable source of funding over time. For example, of Shinhan Bank’s total time deposits outstanding as of December 31, 2006 with remaining maturities of four months or less, approximately 32.64% were rolled over or otherwise maintained with Shinhan Bank. No assurance can be given, however, that such stable source of funding will continue, including as a result of intense price competition. If a substantial number of depositors fail to roll over deposited funds upon maturity or withdraw such funds from us, our liquidity position could be materially adversely affected, and we may be required to seek more expensive sources of short-term and long-term funds to finance our operations.

Risks Relating to Our Banking Business

We have significant exposure to small- and medium-sized enterprises including smaller enterprises, which may result in a deterioration of our asset quality to this segment and have an adverse impact on us.

Our loans to small- and medium-sized enterprises meeting the definition of such enterprises under the Basic Act on Small- and Medium-sized Enterprises and its Presidential Decree increased from W38,713 billion as of December 31, 2004 to W39,943 billion as of December 31, 2005 and to W47,159 billion as of December 31, 2006. These balances represent 39.9%, 37.7% and 38.5%, respectively, of our total loan portfolio as of December 31, 2004, 2005 and 2006. For a definition of small- and medium-sized enterprises, see “Item 4. Information on the Company — Business Overview — Our Principal Activities — Corporate Banking Services — Small- and medium-sized Enterprises Banking”. Non-performing loans to small- and medium-enterprises as described above were W1,005 billion as of December 31, 2004, W1,015 billion as of December 31, 2005 and W775 billion as of December 31, 2006, representing 2.60%, 2.54% and 1.64%, respectively, of our total loans to small- and medium-sized enterprises as of December 31, 2004, 2005 and 2006.

From 2002 to 2004, due to an aggressive lending policy with insufficient regard to asset quality followed by a downturn in Korean economy, the industry-wide delinquency ratios for loans to small- and medium-sized enterprises under Korean GAAP significantly increased. The delinquency ratio for loans to small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal payments are overdue by one day or more or interest payments are overdue by 14 days or more (if prior interest payments on a loan were made late on more than three occasions, in which case the loan is considered delinquent if interest payments are overdue by one day or more) to (2) the aggregate outstanding balance of such loans. According to data compiled by the Financial Supervisory Service, the delinquency ratio (net of charge-offs, which has also increased significantly) for loans by Korean banks to small- and medium-sized enterprises increased from 1.9% as of December 31, 2001 to 3.2% as of May 31, 2004. Under Korean GAAP, Shinhan Bank’s delinquency ratio for such loans increased from 1.07% as of December 31, 2002 to 1.80% as of December 31, 2004, and Chohung Bank’s delinquency ratio for such loans increased from 1.53% as of December 31, 2002 to 2.21% as of

December 31, 2004. In 2002, 2003 and 2004, under Korean GAAP, Shinhan Bank charged off loans to small-and medium-sized enterprises of W43 billion, W36 billion and W101 billion, respectively, while Chohung Bank charged off loans to small- and medium-sized enterprises of W49 billion, W73 billion and W55 billion, respectively. In addition, Chohung Bank sold loans to small- and medium-sized enterprises of W28 billion in 2002, none in 2003 and W357 billion in 2004. Shinhan Bank did not sell any of its loans to small- and medium-sized enterprises in 2002 and 2003, but sold W146 billion in 2004, in the absence of which the delinquency ratios would have been higher. In 2005 and 2006, due to an active campaign to improve asset quality, under Korean GAAP, Shinhan Bank’s delinquency ratio for such loans decreased from 1.80% as of December 31, 2004 to 1.44% as of December 31, 2005 and to 1.10% as of December 31, 2006 and Chohung Bank’s delinquency ratio for such loans decreased from 2.21% as of December 31, 2004 to 1.70% as of December 31, 2005. In 2004, 2005 and 2006, under Korean GAAP, Shinhan Bank charged off loans to small- and medium-sized enterprises of W101 billion, W82 billion and W82 billion, respectively, while Chohung Bank charged off loans to small- and medium-sized enterprises of W255 billion, W118 billion in 2004, 2005, respectively. In addition, under Korean GAAP, in 2004, 2005 and 2006, Chohung Bank sold W357 billion and W175 billion and Shinhan Bank sold W146 billion, W126 billion and W83 billion of its loans to small- and medium-sized enterprises, respectively, in the absence of which the delinquency ratios would have been higher. While Shinhan Bank adopts a more strict system for asset quality control in respect of loans to small- to medium-sized enterprises, loans to such enterprises continue to represent a significant percentage of Shinhan Bank’s total loans, which was 38.5% as of December 31, 2006, and we cannot assure you that the delinquency ratio for such loans will not increase in the future, especially if Korean economy experiences a significant downturn in the future or if the interest rate in Korea rises significantly.

We have increased significant exposure to the real estate, leasing and service industry as it presented significant growth opportunities in recent years. Our loans to the real estate, leasing and service industry increased from W7,691 billion, or 14.08% of total corporate loans, as of December 31, 2004, to W9,434 billion, or 16.30% of total corporate loans, as of December 31, 2005 and to W13,714 billion, or 20.18% of total corporate loans, as of December 31, 2006. In addition, our loans to the hotel and leisure industry (consisting principally of hotels, motels and restaurants) as of December 31, 2004, 2005 and 2006 aggregated W2,082 billion, W2,114 billion and W2,741 billion respectively, or 3.81%, 3.65% and 4.03%, respectively, of total corporate loans. The real estate, leasing and service industry and the hotel and leisure industry experienced significant difficulties in 2004 resulting in higher delinquencies and impairment. As of December 31, 2006, under Korean GAAP, Shinhan Bank’s delinquency ratio for loans to the real estate, leasing and service industry, net of charge-offs and loan sales, was 0.61%, and our delinquency ratio for loans to the hotel and leisure industry, net of charge-offs and loan sales, was 0.96%. While these ratios improved compared to those as of December 31, 2005, which were 1.00% and 1.88%, respectively for Shinhan Bank, and 1.73% and 3.30%, respectively, for Chohung Bank, we cannot assure you such ratios will not deteriorate in the future, especially if Korean economy experiences a significant downturn in the future, if the interest rate in Korea rises significantly, or, as a substantial portion of these loans is secured with real estate, if the real estate price in Korea drops significantly.

The small- and medium-sized enterprise lending business continues to be the focus of intense competition among large commercial banks and the opportunities for us to expand our business with more established small- and medium-sized enterprises have been reduced. We have in recent years selectively increased our customer base to include relatively smaller enterprises, including small unincorporated businesses and sole proprietorships. We believe that lending to these customers have presented an opportunity for growth but also increased our credit risk exposure relative to our existing customers in this segment. Renewed weakness in the Korean and global economies, among other things, will adversely affect the financial condition of small- and medium-sized enterprises and may impair their ability to service their debt, including our loans to such customers.

We may not be able to sustain the high rate of growth in our mortgage and home equity lending. In addition, we cannot assure that the asset quality of our mortgage and home equity loans, in particular the long-term mortgage and home equity loans, will not deteriorate.

Over the past three years, mortgage and home equity lending was the largest contributor to the growth of our lending business. Our mortgage and home equity lending grew from W22,180 billion as of December 31, 2004 to W25,840 billion as of December 31, 2005 and to W30,097 billion as of December 31, 2006. Such increase represents 41.74% and 25.65% of the overall increase in our loan portfolio during 2005 and 2006, respectively. Of our total consumer loan portfolio, 52.24%, 53.88% and 55.25% was attributable to mortgage and home equity lending as of December 31, 2004, 2005 and 2006, respectively. The growth of such lending is significantly dependent on, among other things, competitive conditions, real estate prices, interest rate levels and government policies affecting these markets. The Korean government enacted a number of changes to laws governing retail lending volumes, including the lowering of maximum loan-to-value ratio of mortgage and home equity loans to 60%, and in certain cases to 40% and maximum debt-to-income ratio of mortgage and home equity loans to 60%, and in certain cases to 40% . In recent years, the Korean government has issued several policy-driven regulations to suppress the increasing real estate prices in certain zones of the Seoul Metropolitan area that are in high demand, including the further reduction of maximum loan-to-value ratio and maximum debt-to-income ratio applicable to mortgage and home equity loans for real estate in those regulated zones, which has resulted in, and may further, a general decline in the real estate prices in Korea. Due to the factors discussed above, we cannot assure you that significant growth of our mortgage and home equity lending business will continue.

Consistent with practices in the Korean banking sector, a substantial majority of our mortgage and home equity loans have maturity of one to three years and are renewable based on our credit decisions. Since early 2004, however, we have begun offering longer-term mortgage and home equity loans with maturities of ten to 30 years similar to those offered in the United States. As of December 31, 2006, we had W13,585 billion of such long-term mortgage and home equity loans outstanding, for which we established an allowance for loan losses of W1 billion. This relatively low amount of allowance for loan losses compared to the amount of the long-term mortgage and home equity loans were primarily due to the fact that these loans are oversecured and are made subject to the condition of relatively low loan-to-value ratios. For mortgage and home equity loans, we establish allowances based on loss factors taking into consideration historical performance of the portfolio, previous loan loss history and charge-off information. Due to the limited history of extending these longer term mortgage and home equity loans, we cannot assure you that the allowances we have established against these loans will be sufficient to cover all future losses arising from these loans in the future. Although we adjust the loss factors derived from the migration analysis as appropriate to reflect the impact of any current conditions on loss recognition that has not been adequately captured by our historical analysis, we cannot assure you that we may adequately do so in time or at all.

A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.

Borrowers’ homes, other real estate and other securities secure substantial portions of our loans. As of December 31, 2006, under Korean GAAP, the secured portion of our Won-denominated loans of Shinhan Bank amounted to W58,795 billion, or 65.62% of such loans. We cannot assure you that the collateral value may not materially decline in the future. Shinhan Bank’s general policy is to lend up to 50% — 70% of the appraised value of collateral, which appraisal value we believe is, in general, lower than the market value. However, downturns in the real estate market as well as decreases in the value of securities collateral in the past have resulted in a number of loans whose principal amount exceeds the value of the underlying collateral at times. Declines in the value of securities and/or real estate prices in Korea that result in shortfalls in collateral values compared to loan amounts would require us to increase loan loss provisions and may have a material adverse effect on us. For a description of our collateral valuation policy, see “Item 4. Information on the Company — Description of Assets and Liabilities — Risk Management— Credit Risk Management of Shinhan Bank — Credit Evaluation and Approval — Consumer Loans” and “Item 4. Information on the Company — Business Overview — Our Principal Activities — Retail Banking Services — Consumer Lending Activities”.

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

Our total consumer portfolio is comprised of three principal product types, namely mortgage and home equity loans, credit cards and other consumer loans (which include principally unsecured consumer loans). From 2000 to 2002, credit card and other consumer lending, including lending to small unincorporated businesses, in Korea experienced significant growth as a result of government policies and a greater focus on these sectors by commercial banks and credit card companies. However, as a result of, among other things, weak economic conditions as well as an increase in unemployment in 2003 and 2004, this growth led to an industry-wide decline in the overall credit quality, with increased delinquencies, provisions and charge-offs. While the overall credit quality and the level of delinquencies, provisions and charge-offs improved in 2005 and 2006 due to aggressive efforts by credit card companies and other consumer lending companies to write off non-performing loans and issue new credit only to select customers with good credit ratings, we cannot assure you that such trends will continue or will not materially worsen in the future as competition again intensifies in the credit card industry for market shares and new sources of revenues. In addition, the credit card and other consumer loan sectors may still experience credit quality problems and there can be no assurance that these problems will not have a material adverse effect on our results of operations.

In addition, due to the rapid increase in consumer debt in Korea in recent years, the Korean government has adopted a series of regulations designed to restrain the rate of growth in, and delinquencies of, cash advances, credit card loans and credit card usage generally and to strengthen the reporting of, and compliance with, credit quality indexes. In March 2002, the Financial Supervisory Commission imposed sanctions, ranging from warnings and administrative fines to partial business suspensions, on substantially all Korean credit card issuers as a result of alleged unlawful or unfair practices discovered during its industry-wide inspection. In March 2002, Chohung Bank was given a warning by the Financial Supervisory Commission for issuing credit cards to underaged customers. In late 2002, the Korean government enacted a number of changes to the laws governing the reporting by credit card issuers, including increasing the minimum allowance required, stated as a certain percentage of outstanding balance, and revising the calculation of delinquency ratios applicable to credit cards, which are performed on a Korean GAAP basis as described in “Item 5. Operating and Financial Review and Prospects — Reconciliation with Korean Generally Accepted Accounting Principles”. The Korean government may adopt further regulatory changes in the future that affect the credit card industry, which in turn may adversely affect our credit card operations. See “Item 4. Information on the Company — Business Overview — Our Principal Activities — Credit Card Services”. The Korean government may continue to announce regulatory changes restricting the growth of consumer loans. These regulations may significantly reduce the level of our consumer lending and credit card operations that we engage and maintain in the future. The growth and profitability of our consumer lending and credit card operations may suffer materially as a result of these enforcement activities and regulations and proposed regulations.

Developments adversely affecting the business and liquidity of credit card companies in Korea may result in losses in respect of our exposure to such companies.

In 2003 and 2004, adverse developments in the credit card industry in recent years such as industry-wide increases in delinquencies and resulting increases in provisioning for loan losses have had a negative impact on investors’ perception of credit card companies in the Korean corporate debt market, thereby significantly limiting the ability of credit card companies to obtain financing through issuances of debt securities. As a result, Korean credit card companies experienced significant financial and liquidity difficulties. Although the average industry-wide delinquency ratio (defined as the ratio of credit card balances that are delinquent for more than 30 days over total outstanding balances, including delinquent balances rewritten as credit card loans) of credit card companies in Korea as reported by the Financial Supervisory Commission has decreased from 9.03% as of December 31, 2004 to 4.04% as of December 31, 2006, the level of delinquencies experienced by the credit card industry in Korea remains relatively high and we cannot assure you that the credit card companies will not face a similar crisis in terms of its business and liquidity in the future.

We have significant exposure to the largest Korean business conglomerates, known as “chaebols”, and, as a result, recent and any future financial difficulties of chaebols may have an adverse impact on us.

As a result of the unfavorable financial and economic conditions in Korea, a number of chaebols have experienced and continue to experience financial difficulties. We have significant exposure to chaebols and large corporate borrowers. Of our twenty largest corporate exposures as of December 31, 2006, six are companies that are members of the 36 largest chaebols in Korea. If the quality of the exposures extended by us to chaebols declines, we would require additional loan loss provisions in respect of loans and would record impairment losses in respect of securities, which would adversely affect our financial condition, results of operations and capital adequacy. In addition, with respect to those companies that are in or in the future enter into workout or liquidation proceedings, we may not be able to make any recoveries against such companies. We may, therefore, experience future losses with respect to those loans, which may have a material adverse impact on our financial condition, results of operations and capital adequacy.

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

As of December 31, 2006, our loans to companies that were under troubled debt restructurings amounted to W343 billion, or 0.28% of our total loans, and our allowances for losses on these loans amounted to W222 billion, or 64.8% of such loans. As of the same date, our guarantees and acceptances to companies that were under troubled debt restructurings amounted to W20 billion, or 0.29% of our total guarantees and acceptances, and our allowance for such guarantees and acceptances amounted to W11 billion, or 53.4% of such guarantees and acceptances. These allowances may not be sufficient to cover all future losses arising from our exposure to these companies. Furthermore, under the Corporate Restructuring Promotion Act which was abolished in December 2005, if any of our borrowers became subject to corporate restructuring procedures, we could have been forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions holding 75% or more of the total outstanding debt (and 75% or more of the total outstanding secured debt, if the restructuring plan included the restructuring of existing secured debt) of the borrower, or to dispose of our credits to other creditors on unfavorable terms. Although the Corporate Restructuring Promotion Act was abolished and is no longer effective, the National Assembly is currently in the process of reviving this law so that it will remain effective until December 2010.

The loss of deposit accounts maintained by Korean courts may adversely affect our financial position and results of operations.

Prior to its merger with Shinhan Bank, Chohung Bank held the largest amount of deposits made by litigants and applicants in connection with legal proceedings in Korean courts or by persons involved in disputes. Chohung Bank was involved in this business for more than forty years and has acquired certain competitive advantages and entry barriers in connection therewith, and Shinhan Bank has assumed most of this business following the merger between Chohung Bank and Shinhan Bank. In 1994, the Korean Supreme Court opened to other banks the opportunity to establish new sub-branches or branches in newly opened court houses. In 2006, certain court houses, especially in the provinces, have selected a regional bank operating outside of Seoul or a regional bank operating outside of Seoul , together with Shinhan Bank, to perform the depositary services, and it is possible that such trend will continue. Currently, a total of 11 banks (including Shinhan Bank) provide these depositary services, and as of December 31, 2006, Shinhan Bank’s market share for these serviced was 77.6% based on the deposit amount. The Korean Supreme Court may open up competitive bidding to the entire network of sub-branches and branches taking court deposits or require that a percentage of the profits from such depositary services be remitted to the court system. If the Supreme Court decides to select a bank for court deposits at all courts through competitive bidding, there can be no assurance that we will be selected. Because court deposits are a low-cost source of funding and we had total court deposits of W5,390 billion as of December 31, 2006, respectively, which accounted for 6.90% of our total Won deposits as of such date, the loss or reduction of such business may adversely affect our financial condition and results of operations.

Any deterioration in the asset quality of our guarantees and acceptances will likely have a material adverse affect on our financial condition and results of operations.

In the normal course of our banking activities, we make various commitments and incur certain contingent liabilities in the form of guarantees and acceptances. Certain guarantees issued or modified after December 31, 2002 that are not derivative contracts have been recorded on our consolidated balance sheet at their fair value at inception. Other guarantees are recorded as off-balance sheet items in the footnotes to our financial statements and those guarantees that we have confirmed to make payments on become acceptances, which are recorded on the balance sheet. We had aggregate guarantees of W5,646 billion, and acceptances of W1,417 billion as of December 31, 2006. We provide an allowance for losses with respect to guarantees and acceptances as of each balance sheet date. We provided allowances for losses of W23 billion in respect of the guarantees and W12 billion in respect of acceptances as of December 31, 2006. If we experience significant asset quality deterioration in our guarantees and acceptances exposures, no assurance can be given that such allowances will be sufficient to cover any actual losses resulting in respect of these liabilities, or that the losses we incur on guarantees and acceptances will not be larger than those experienced on corporate loans.

We may incur significant costs in preparing for and complying with the new IFRS accounting standards, and may not be able to fully comply with such standards within the prescribed timeline.

In March 2007, the Korean government announced that all companies listed on the Korea Exchange will be required to comply with the International Financial Reporting Standards, or IFRS, by 2011. The IFRS are the financial reporting standards adopted in more than 110 countries and have requirements that are substantially different from those under Korean GAAP. We plan to establish a task force team in the second half of 2007 to prepare for the IFRS compliance. The preparation for the compliance, as well as actual compliance, is likely to result in significant costs for us and may have a material adverse effect on our results of operations. In addition, we may not be able to comply with the IFRS within the prescribed or recommended time line, and such non-compliance may result in serious regulatory sanctions as well as harm to our reputation.

Risks Relating to Our Credit Card Business

LG Card’s profitability may fluctuate significantly.

In March 2007, we acquired the controlling interest in LG Card, one of Korea’s largest credit card companies. Starting in 2003, LG Card experienced significant liquidity and asset quality problems and had been subject to a debt restructuring “workout” process with its creditors in November 2003 until our acquisition. The strengthened risk management efforts of LG Card have resulted in recent decreases in the delinquency ratio (ratio of amounts that are overdue by one day or more to total outstanding balances on a managed basis) from 17.24% to 7.89% and to 5.34% as of December 31, 2004, 2005 and 2006, respectively. In 2004, 2005 and 2006, under Korean GAAP, LG Card’s net income (loss) amounted to W(82) billion, W1,363 billion and W1,194 billion, respectively. However, credit card delinquencies may increase in the future as a result of, among other things, adverse economic developments in Korea and the inability of Korean consumers to manage increased household debt, which may have a material adverse effect on LG Card’s financial condition and results of operations.

Adverse economic developments in Korea have caused and could result in reduced economic growth and an increase in delinquencies in LG Card’s credit card portfolios. For example, a rise in the unemployment rate or an increase in interest rates in Korea, which have been at historically low levels in recent years, could have an adverse impact on the ability of consumers to make payments on their debt and increase the likelihood of potential defaults, while reducing demand for consumer credit and credit card usage. Delinquencies may also increase as a result of the inability of Korean consumers to manage increasing levels of household debt. Furthermore, delinquencies may rise in the event that LG Card is unable to maintain adequate credit approval, credit monitoring or fraud prevention standards and procedures. Higher delinquencies or deterioration in the asset quality of LG Card’s credit card portfolios would require it to increase its provision for doubtful accounts and write-offs, which would adversely affect its results of operations and financial condition including the capital adequacy ratio. Despite the recent successful efforts to improve LG Card’s credit card asset quality and performance, LG Card’s profitability may continue to fluctuate significantly in the future.

Increases in interest rates may negatively affect the margins and volumes of our credit card subsidiaries.

From 2000 to 2004, interest rates in Korea declined to historically low levels as the Government sought to stimulate economic growth through active interest rate-lowering measures. Interest rates started to rebound in the second half of 2005 and have stabilized since the first quarter of 2006. Although the general level of interest rates has stabilized since then, there remains a risk of volatility in interest rates.

A sustained increase in interest rates will raise the funding costs of LG Card and Shinhan Card, our credit card subsidiaries, which will have a negative impact on their operating margins unless they are able to pass through such rate increases to its customers in the form of increased fees and interest charged for its various products. The ability of our credit card subsidiaries to increase its interest and fee rates in a timely manner may be limited by regulatory restrictions, the competitive environment, public opinion and other factors. In addition, increases in the interest and fee rates of our credit card subsidiaries may result in a reduction in credit card usage and demand for customer credit and may result in higher delinquencies. Rising interest rates may also adversely affect the Korean economy and the financial condition and payment ability of the customers of our credit card subsidiaries, which in turn may lead to deterioration of the asset quality of our credit card subsidiaries.

If external financing resources are not sufficiently available at commercially reasonable terms or at all, our credit card subsidiaries may not be able to implement its business strategy and future plans.

Our credit card subsidiaries are dependent on external sources of funding both to generate the liquidity necessary to extend credit cards and other financing to its customers and to provide them with the capital necessary to meet its operating needs. Unlike commercial banks, which can fund their credit card operations through customer deposits, our credit card subsidiaries are not licensed to take deposits and therefore has historically relied on issuances of commercial paper and long-term and medium-term bonds, securitization of receivables and capital contribution from its major shareholders, for most of its funding requirements. Events that disrupt the capital markets and other factors beyond the control of our credit card subsidiaries could also make its funding sources more expensive or unavailable.

Under Korean GAAP, as of December 31, 2005 and 2006, LG Card’s balance of domestic debentures (which generally have maturities ranging from one to three years) was W3,457 billion and W4,219 billion, respectively, and LG Card’s balance of commercial papers (which generally have maturities ranging from 30 to 90 days) was W1,354 billion and W546 billion, respectively. LG Card securitized its card assets in the aggregate amount of W2,097 billion in 2005 and W472 billion in 2006. To satisfy its liquidity and other funding requirements, LG Card will need to issue additional equity or debt securities in the Korean or international capital markets, incur additional bank borrowings or securitize its card assets. On a reported basis, as of December 31, 2005 and 2006, Shinhan Card’s balance of debentures (which generally have maturities ranging from one to three years) was W180 billion and W1,236 billion, respectively, and Shinhan Card’s balance of commercial papers (which generally have maturities ranging from 30 to 90 days) was W120 billion and W50 billion, respectively. Shinhan Card did not securitize its card assets in 2005 or 2006. To satisfy its liquidity and other funding requirements, Shinhan Card will need to issue additional equity or debt securities in the Korean or international capital markets, incur additional bank borrowings or securitize its card assets.

Although our credit card subsidiaries are attempting to diversify its funding sources, particularly through reducing their reliance on domestic sources as part of its efforts to reduce funding costs and establish a more stable funding portfolio, the ability of our credit card subsidiaries to rely on alternative sources of funding will depend on its financial position, the liquidity of the Korean and international capital markets and the Government’s policies regarding Korean Won and foreign currency borrowings. In particular, reliance on securitizations as a funding source may increase as liquidity in the bond and capital markets tighten, and our credit card subsidiaries’ ability to rely on such funding sources will depend on many factors, many of which are beyond their control, including continued demand and development of the market for receivables and asset-backed securities in Korea and elsewhere and the maintenance of the asset quality of their receivables. Future economic, legal, regulatory, accounting or tax changes may make asset-backed securitization more difficult, more expensive or unavailable on any terms. As a result, our credit card subsidiaries may have to seek other, more expensive sources of funding, and the failure to obtain sufficient financing on commercially reasonable terms could delay or derail their ability to pursue its business strategy, which could materially and adversely affect its business, financial condition and results of operations.

Competition in the Korean credit card industry is intense, and our credit card subsidiaries may lose market share and/or experience declining margins.

Competition in the credit card and consumer finance businesses has increased substantially in recent years and is intense as existing credit card companies, commercial banks, consumer finance companies and other financial institutions in Korea have made significant investments and engaged in aggressive marketing campaigns and promotions in these areas. For example, other credit card issuers may compete with our credit card subsidiaries for customers by offering lower interest rates and fees and/or higher credit limits. Our credit card subsidiaries may lose entire accounts, or may lose account balances, to competing credit card issuers. Customer attrition from any or all of our credit card subsidiaries’ products, together with any lowering of interest rates or fees that our credit card subsidiaries might implement to retain customers, could reduce their revenues and therefore their earnings.

Growing market saturation in the credit card sector may adversely affect growth prospects and profitability of our credit card subsidiaries.

Over the past several years, substantially all commercial banks and financial institutions in Korea have focused their business on, and engaged in aggressive marketing campaigns and made significant investments in, the credit card sector. The growth and profitability of our credit card subsidiaries’ credit card operations may decline as a result of growing market saturation in this sector, intensified interest rate competition, pressure to lower the fee rates and higher marketing expenses. As the market further saturates from this common focus and as the volume of transactions as well as the number of cardholders reaches maturity, it is expected that the market growth will be significantly limited. As a result, it may become increasingly difficult for our credit card subsidiaries to attract new customers who meet the credit criteria set by them. As a result of such market factors, our credit card subsidiaries would have to shift its focus from an aggressive growth strategy to one of obtaining and retaining high credit quality customers.

The ability of our credit card subsidiaries to continue its asset growth in the future will depend on, among other things, its success in developing and marketing new products and services, its capacity to generate funding at commercially reasonable rates and in amounts sufficient to support further asset growth, its ability to develop the personnel and systems infrastructure necessary to manage its growing and increasingly diversified business operations and its ability to manage increasing delinquencies. In addition, external factors such as competition and government regulation in Korea may limit our credit card subsidiaries’ ability to maintain its growth. Also, economic and social developments in Korea, such as changes in consumer confidence levels, spending patterns or public perception of credit card usage and consumer debt, could have an adverse impact on the growth rate of our credit card subsidiaries’ credit card portfolios in the future. If the rate of growth of our credit card subsidiaries’ assets declines or becomes negative, its results of operations and financial condition may be adversely affected.

Risks Relating to Our Strategy

As a holding company, we are dependant on receiving dividends from our subsidiaries in order to pay dividends on our common shares.

We are a financial holding company with minimal operating assets other than the shares of our subsidiaries. Our source of funding and cash flow is dividends from, or disposition of our interests in, our subsidiaries or our cash resources, most of which are currently the result of borrowings. Since our principal asset is the outstanding capital stock of Shinhan Bank and LG Card, our ability to pay dividends on our common shares will mainly depend on dividend payments from Shinhan Bank and LG Card, as well as our other subsidiaries.

•	Under the Korean Commercial Code, dividends may only be paid out of distributable income, an amount which is calculated by subtracting the aggregate amount of a company’s paid-in capital and certain mandatory legal reserves from its net assets, in each case as of the end of the prior fiscal year;

•	Under the Banking Act, a bank also is required to credit at least 10% of its net profit to a legal reserve each time it pays dividends on distributable income until such time when this reserve equals the amount of its total paid-in capital; and

•	Under the Banking Act and the requirements promulgated by the Financial Supervisory Commission, if a bank fails to meet its required capital adequacy ratio or otherwise subject to the management improvement measures imposed by the Financial Supervisory Commission, then the Financial Supervisory Commission may restrict the declaration and payment of dividend by such a bank.

Shinhan Bank is currently considered to be “well-capitalized” under the Banking Act and the Financial Supervisory Commission requirements. However, we cannot assure you that Shinhan Bank will continue to meet the criteria under the regulatory guidelines, in which case it may stop paying or reduce the amount of dividends paid to us.

We may fail to fully realize the anticipated benefits of the acquisition of LG Card.

We aim to capitalize over time on the combined strengths of LG Card and Shinhan Card in terms of market share, product and service mix, customer base and cost efficiencies. We have not established a specific timeline for integration of these two subsidiaries. Our ability to achieve the benefits of the acquisition is subject to risks and uncertainties, some of which are beyond our control, including:

•	difficulties in operating the integrated information technology system, risk management and other systems;

•	difficulties in harmonizing the two corporate cultures;

•	difficulties in integrating the currently separate labor unions of LG Card and Shinhan Card; and

•	difficulties in retaining and attracting customers that overlapped between LG Card and Shinhan Card prior to the acquisition.

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

We rely on our information technology systems for our daily operations including billing, effecting online and offline banking transactions and record keeping. In connection with the acquisition of LG Card in March 2007, we plan to integrate the information technology system of Shinhan Card into that of LG Card by the end of 2008. We may experience disruptions, delays or other difficulties from our information technology systems, which may have an adverse effect on our business and adversely impact our customers’ confidence in us.

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

In addition, currently different types of financing business are regulated by individual acts that relate to the type of financing business, such as the Banking Act, the Insurance Business Act, the Securities and Exchange Act, the Indirect Investment Asset Management Business Act and Futures Trading Act. However, the Korean government is preparing for a combined financial act, which will comprehensively regulate securities and futures, operation of indirect investment asset, trust and any other financing businesses other than banking and insurance businesses in order to allow investment bank type of financial organization to be established to comprehensively manage such businesses other than banking and insurance. If such regulation is enacted, competition may be fierce among existing banks, insurance companies, securities companies and other financial organizations, and may lead to significant changes in the current Korean financial market which can have an adverse effect on our business, financial conditions or results of operations.

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

A draft of the Act on Financial Investment Business and Capital Market is under the review of the National Assembly and expected to be approved this year or early next year. This Act intends, inter alia, to reorganize regulatory frame of financial business from financial institutions-oriented to financial function-oriented and to strengthen the protection of investors. Accordingly, if this Act is enacted, competition among financial institutions is expected to be intensified in general.

Risks Relating to Korea and the Global Economy

Unfavorable financial and economic conditions in Korea and worldwide may have a material adverse impact on our asset quality, liquidity and financial performance.

We are incorporated in Korea, and substantially all of our operations are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. Financial turmoil in Asia in the late 1990’s adversely affected the Korean economy and in turn Korean financial institutions. In addition, investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including Korea. In addition, the economic indicators in 2003, 2004, 2005 and 2006 have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control.

Developments that could hurt Korea’s economy in the future include, among other things:

•	failure of restructuring of chaebols and accounting irregularities of and regulatory proceedings against chaebols, together with its negative effect on the Korean financial markets and on the small- and medium-sized enterprises market;

•	failure of restructuring of large troubled companies, including troubled credit card companies and financial institutions;

•	volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including continued weakness of the U.S. dollar and/or the appreciation of the Korean Won against foreign currencies), interest rates and stock markets;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•	adverse developments in the economies of countries to which Korea exports goods and services (such as the United States, China and Japan), or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;

•	the continued emergence of China, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and relocation of the manufacturing base from Korea to China);

•	social and labor unrest or declining consumer confidence or spending resulting from lay-offs, increasing unemployment and lower levels of income;

•	uncertainty and volatility in real estate prices arising, in part, from the Korean government’s policy-driven tax and other regulatory measures;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that together could lead to an increased government budget deficit;

•	political uncertainty or increasing strife among or within political parties in Korea, including as a result of the increasing polarization of the positions of the ruling progressive party and the conservative opposition;

•	a deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy;

•	the failure by the legislative body of the United States or Korea to approve the Free Trade Agreement or the failure by Korean economy to achieve the desired economic benefits from such Free Trade Agreement.

Deterioration in the Korean economy can also occur as a result of deterioration in the global economic conditions. Recent developments in the Middle East, including the military and political struggle in Iraq , higher oil prices and the continued weakness of the economy in parts of the world have increased the uncertainty of world economic prospects in general and continue to have an adverse effect on the Korean economy. Any future deterioration of the Korean economy could have an adverse effect on us and the market price of our common shares or our American depositary shares.

Tensions with North Korea could have an adverse effect on us and the price of our common stock and our American depositary shares.

Relations between Korea and North Korea have been tense over most of Korea’s history. The level of tension between Korea and North Korea has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea and increased hostility between North Korea and the United States. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency, and has reportedly resumed activity at its Yongbyon power plant. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, demanding that the United States sign a non-aggression pact as a condition to North Korea dismantling its nuclear program. In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held multilateral talks in an effort to resolve issues relating to the nuclear weapons program of North Korea. In February 2005, North Korea announced that it possessed nuclear weapons. In September 2005, North Korea agreed to end its nuclear weapons program, and the six participating nations signed a draft preliminary accord pursuant to which North Korea agreed to dismantle its existing nuclear weapons, abandon efforts to produce new future weapons and readmit international inspectors to its nuclear facilities. In return, the other five nations participating in the talks, China, Japan, Korea, Russia and the United States, expressed willingness to provide North Korea with energy assistance and other economic support. The six parties agreed to hold further talks in November 2005. However, one day after the joint statement was released, North Korea announced that it would not dismantle its nuclear weapons program unless the United States agreed to provide civilian nuclear reactors in return, a demand that the United States rejected. In July 2006, North Korea conducted several missile tests, which increased tensions in the region and raised strong objections from Japan and the United States. In response, the United Nations Security Council passed a resolution condemning such missile tests and banning any United Nations member state from conducting transactions with North Korea in connection with material or technology related to missile development or weapons of mass destruction. In October 2006, North Korea announced that it had successfully conducted a nuclear test, which increased tensions in the region and raised strong objections from Korea, the United States, Japan, China and other nations worldwide. In response, the United Nations Security Council passed a resolution which prohibits any United Nations member state from conducting transactions with North Korea in connection with any large-scale arms and material or technology related to missile development or weapons of mass destruction, providing luxury goods to North Korea, and imposes freezing of assets and an international travel ban on persons associated with North Korea’s weapons programs, and calls upon all United Nations member states to take cooperative action, including through inspection of cargo to or from North Korea. In February 2007, the six parties entered a new accord under which North Korea would begin to disable its nuclear facilities in return for fuel oil and aid. We cannot assure you that these recent events constitute a final agreement on North Korea’s nuclear program, including critical details such as implementation, timing and verification, or that North Korea will fulfill its obligations under such accord.

In addition, in October 2004, the United States proposed plans to withdraw approximately one-third of the 37,500 troops currently stationed in Korea by the end of 2008. However, details regarding the timing and other aspects of the proposed reduction in U.S. troops are not yet finalized and talks between the governments of the United States and Korea are ongoing.

We are currently not engaged in any business activities in North Korea. However, any further increase in tensions, resulting for example from a break-down in contacts, test of long-range nuclear missiles, coupled with continuing nuclear programs by North Korea or an outbreak in military hostilities, could adversely affect our business, prospects, financial condition and results of operations and could lead to a decline in the market value of our ADSs.

Korea’s legislation allowing class action suits related to securities transactions may expose us to additional litigation risk.

Enacted on January 20, 2004 and effective January 1, 2005, the Act on Class Actions regarding Securities allows class action suits to be brought by shareholders of companies listed on the Korea Exchange, including ours, for losses incurred in connection with the purchase and sale of securities and other securities transactions arising from (i) false or inaccurate statements provided in registration statements, prospectuses, business reports and audit reports; (ii) insider trading and (iii) market manipulation. This law permits 50 or more shareholders who collectively hold 0.01% or more of the shares of a company at the time when the cause of such damages occurred to bring a class action suit against, among others, the issuer and its directors and officers. It is uncertain how the courts will apply this law, however, as this law has been enacted only recently. Litigation can be time-consuming and expensive to resolve, and can divert valuable management time and attention from the operation of a business. We are not aware of any basis for such suit being brought against us, nor, to our knowledge, are there any such suits pending or threatened. Any such litigation brought against us could have a material adverse effect on our business, financial condition and results of operations.

Labor unrest may adversely affect the Korean economy and our operations.

After the merger of Shinhan Bank and Chohung Bank on April 3, 2006, the labor union of the former Chohung Bank continues to exist in addition to the labor union of Shinhan Bank. Currently, there is no deadline for integrating the two unions. Disagreements between the labor union of the former Chohung Bank on the one hand and the labor union of Shinhan Bank or our management on the other regarding the process and direction of the integration following the merger of Shinhan Bank and Chohung Bank or the integration of the two unions and actions taken to delay or disrupt the process could have a material adverse effect on our ability to realize the anticipated benefits of the merger of Shinhan Bank and Chohung Bank and have an adverse effect on our results of operations and the price of our common shares or American depositary shares.

In addition, any significant labor unrest in the Korean financial industry or other sectors of Korean economy could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could affect the financial conditions of Korean companies in general, and depress the prices of securities on the Korea Exchange, the value of unlisted securities and the value of the Won relative to other currencies. Such developments would likely have an adverse effect on our financial condition, results of operations and capital adequacy.

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

The value of your investment may be reduced by future conversion of our redeemable convertible preferred shares.

As part of the financing for the LG Card acquisition, we issued to 12 entities in Korea an aggregate of 14,721,000 redeemable convertible preferred shares, which are convertible into 3.71% of our total issued common shares on a fully diluted basis. These redeemable convertible preferred shares may be converted into our common shares at any time from January 26, 2008 through January 25, 2012.

Currently, we do not know when or what percentage of our redeemable convertible preferred shares will be converted, or disposed of following the conversion. Accordingly, we cannot currently predict the impact of such conversion or disposal.

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

We, including our subsidiaries such as Shinhan Bank and LG Card, are not required to and do not prepare interim financial information on a U.S. GAAP basis. U.S. GAAP differs in significant respects from Korean GAAP, particularly with respect to the establishment of provisions and loan loss allowance and determination of the scope of consolidation. See “Item 5. Operating and Financial Review and Prospects — Selected Financial Information under Korean GAAP” and “— Reconciliation with Korean Generally Accepted Accounting Principles”. As a result, provision and allowance levels reflected under Korean GAAP in our results for the three months ended March 31, 2006 and 2007 may differ significantly from comparable figures under U.S. GAAP for these and future periods.

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

HISTORY AND DEVELOPMENT OF SHINHAN FINANCIAL GROUP

Introduction

We are the largest financial holding company in Korea in terms of total assets, total deposits and stockholders’ equity. We were formed in 2001 as the holding company for Shinhan Bank and related financial services companies. On August 19, 2003, we acquired 80.04% of the shares of Chohung Bank and began to merge its operations with those of Shinhan Bank subject to a three-year transition period. In June 2004, we acquired the remaining 18.85% of the outstanding shares of Chohung Bank that we previously did not own through a cash tender offer followed by a small-scale share swap pursuant to Korean law. Following the merger of Shinhan Bank and Chohung Bank in April 2006, Shinhan Bank’s total assets grew to W154,207 billion (US$165,813 million) as of December 31, 2006, as published by the Financial Supervisory Commission. In February 2007, we acquired 85.7% shares of LG Card, the largest credit card service provider in Korea with 17.2% market share of credit card customers.

From this expanded platform, we serve all major components of the corporate and retail banking and financial services markets. In the corporate sector, we serve the large corporate community, established and developing small- and medium- sized enterprises as well as certain small unincorporated businesses. In the retail sector, we provide mortgages and home equity finance as well as general unsecured consumer lending to retail customers ranging from high net worth customers to the mass retail market. As of March 31, 2007, LG Card had approximately 10.6 million cardholders and Shinhan Card had approximately 5.4 million cardholders. Through our banking and non-banking subsidiaries, we engage in a comprehensive range of related financial services including securities brokerage, investment banking, investment trust management and insurance. We have also entered into joint ventures with BNP Paribas, our shareholder, in the areas of investment trust management and bancassurance to bring an international perspective to these operations.

Following the merger of Shinhan Bank and Chohung Bank, we currently operate the second largest nationwide branch network in Korea with 471 branches in the Seoul and its metropolitan area, 373 branches in Kyunggi Province and six major cities in Korea and 163 branches throughout the rest of the country. As of December 31, 2006, Shinhan Bank had over 198,000 corporate deposit customers and over 12.7 million retail deposit customers with an aggregate average deposit of W84,975 billion. This combined customer base provides us with a large, stable and cost effective core funding base, and access to an established corporate and retail customer base to whom we can market the full range of our financial products and services.

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

Shinhan Bank and Shinhan Securities were previously listed on the Korea Stock Exchange and Shinhan Capital was previously registered with Korea Securities Dealers Association Automated Quotation, or KOSDAQ, whereas Shinhan Investment Trust Management was privately held. On September 10, 2001, we listed the common stock of our holding company on the Korea Stock Exchange See “Item 9 — The Offer and Listing — Market Price Information and Trading Market — The Korean Securities Market”.

In December 2001, we concluded an agreement with our strategic partner and our largest shareholder, the BNP Paribas Group, pursuant to which BNP Paribas purchased a 4.00% equity interest in us. In September 2003, BNP Paribas increased its equity interest in us to 4.61%. As a result of the issuance of additional shares of our common stock in connection with transactions involving our acquisition of minority shares in our subsidiaries and the additional over-the-counter acquisition by BNP Paribas of 20,124,272 shares of our common stock from Korea Deposit Insurance Corporation in April 2006, BNP Paribas is our largest shareholder with ownership of 9.06% of our total issued common shares as of December 31, 2006.

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

On August 19, 2003, we acquired 80.04% of common shares of Chohung Bank, a nationwide commercial bank in Korea. See “— The Merger of Shinhan Bank and Chohung Bank.” In December 2003, we acquired an additional 1.11% of common shares of Chohung Bank. In June 2004, we acquired the common shares of Chohung Bank that we previously did not own, which were 135,548,285 shares, or 18.85% of total common shares of Chohung Bank outstanding as of December 31, 2003, through a cash tender offer followed by a small-scale share swap under Korean law, as a result of which, we came to own 100% of Chohung Bank. The common shares of Chohung Bank were delisted from the Stock Market Division of the Korea Exchange on July 2, 2004. The merger of Shinhan Bank and Chohung Bank occurred effective as of April 3, 2006, with Chohung Bank becoming the legal surviving entity. The newly merged bank then changed its name to “Shinhan Bank.”

In December 2005, in a series of related transactions, we acquired 100% of Shinhan Life Insurance, an insurance company, through a “small scale share exchange” mechanism provided under applicable Korean law, pursuant to which we issued 17,528,000 new shares of our common stock to the shareholders of Shinhan Life Insurance in exchange for all outstanding common stock of Shinhan Life Insurance held by them for an aggregate purchase price of W612 billion, or W15,300 per share. As part of this share exchange, Shinhan Bank exchanged 5,524,772 shares of common stock of Shinhan Life Insurance previously held by it into 2,420,955 shares of our common stock and Good Morning Shinhan Securities exchanged 464,800 shares of common stock of Shinhan Life Insurance previously held by it into 203,675 shares of our common stock, all of which were sold in the market in June 2006. Similarly, as part of this transaction, Shinhan Life Insurance also exchanged 9,000 shares of its common stock, which Shinhan Life Insurance acquired as a result of the exercise of appraisal rights by dissenting shareholders of Shinhan Life Insurance, into 3,943 shares of our common stock. All of such shares of our common stock received by Shinhan Life Insurance were sold in the market on December 29, 2005. As of December 31, 2006, Shinhan Bank held 7,129,967 treasury shares of our common stock, all of which have been sold in the market as of June 21, 2007.

In February 2007, we acquired from the Creditor Committee and other shareholders of LG Card 85.73% of common shares of LG Card.

We also own the following subsidiaries that were subsidiaries of Chohung Bank and whose names were changed as of April 3, 2006, the date of the merger of Shinhan Bank and Chohung Bank.

SH Asset Management, previously known as Chohung Investment Trust Management Co., Ltd., was established in 1988 and engages in investment management services. In 1997, the company changed its name from Chohung Investment Management Co., Ltd. to Chohung Investment Trust Management Co., Ltd. and, on April 3, 2006, to SH Asset Management Co., Ltd. As of December 31, 2006, its capital stock amounted to W45 billion of which Shinhan Bank owned 79.8%.

Shinhan Asia Limited, formerly known as Chohung Finance Ltd., is engaged in various merchant banking activities in Hong Kong. As of December 31, 2006, its capital stock amounted to US$15 million, of which Shinhan Bank owns 100.0%.

Shinhan Bank America was formerly known as CHB America Bank, a wholly-owned subsidiary of Chohung Bank in the United States. On April 3, 2006, it became a wholly-owned subsidiary of Shinhan Bank in connection with the merger of Shinhan Bank and Chohung Bank. It offers full banking services to Korean residents in New York and in California. As of December 31, 2006, Shinhan Bank America’s capital stock amounted to US$14 million.

Shinhan Bank Europe GmbH, formerly known as Chohung Bank (Deutschland) GmbH was established in 1994 as a wholly-owned subsidiary of Chohung Bank in Germany. On April 3, 2006, it became a wholly-owned subsidiary of Shinhan Bank. As of December 31, 2006, its capital stock amounted to EUR 15.3 million.

Shinhan Vina Bank, formerly known as Chohung Vina Bank, was established in November 2000 as a joint venture between Chohung Bank and Vietcom Bank, and engages in banking activities in Vietnam. Its capital stock as of December 31, 2006 was US$20 million, of which Shinhan Bank currently owns 50.0%.

In December 2004, we established Shinhan Private Equity Inc. as our wholly-owned subsidiary with initial paid-in-capital of W10 billion. In August 2005, Shinhan Private Equity established a private equity fund named Shinhan NPS PEF 1st. Shinhan Private Equity owns 5.0% and other subsidiaries of Shinhan Financial Group own 31.7% of Shinhan NPS PEF 1st.

As of the date hereof, we have 12 direct and 13 indirect subsidiaries. The following diagram shows our organization structure as of the date hereof:

Notes:

(1)	Includes 7.1% held by Shinhan Bank.

(2)	Currently in liquidation proceedings.

(3)	We and our subsidiaries currently own an additional 31.7%.

With the exception of Shinhan Finance Limited and Shinhan Asia Limited, which are incorporated in Hong Kong, Shinhan Bank America and Good Morning Shinhan Securities USA Inc., which are incorporated in the United States, Good Morning Shinhan Securities Europe Ltd., which is incorporated in United Kingdom, Shinhan Bank Europe GmbH which is incorporated in Germany, and Shinhan Vina Bank, which is incorporated in Vietnam, all of our other subsidiaries are incorporated in Korea.

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

Our Strategy

Since our establishment as a holding company in 2001, we have actively realigned our market position in a rapidly changing environment of the Korean banking and financial industry. In particular, with our acquisition of Chohung Bank in 2003, we have emerged as the second largest financial institution in terms of assets and distribution network in Korea. With the acquisition of Chohung Bank, we currently believe that we have completed our reconfiguration of our corporate structure in the area of commercial banking. Furthermore, with our acquisition of LG Card in February 2007, we believe we have positioned ourselves as a balanced provider of banking and non-banking services with diversified revenue sources and enhanced synergy opportunities, including cross-selling.

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

Enhancing the core competency of our operating subsidiaries.  In order to provide the highest quality products and services from each of our banking and financial businesses, we intend to focus on enhancing the core competency of each of our operating subsidiaries by taking the following initiatives:

•	in commercial banking, we have sought to achieve economies of scale by acquiring Chohung Bank, enabling us to, among other things, capitalize on greater mass market penetration and large corporate portfolio as a complement to Shinhan Bank’s greater emphasis on small- and medium-sized enterprises and high net worth individuals.

•	in credit cards, we have focused on and will continue to focus on improved credit initiation through higher credit scoring requirements, risk management through continued credit scoring reviews and improved collection results through coordinated call centers and increased collection staff, as well as enhanced marketing. Upon the merger of Shinhan Bank and Chohung Bank in April 2006, we split off the credit card services division of Chohung Bank and merged it into Shinhan Card. As of December 31, 2006, Shinhan Card had W4 trillion in assets, W27 trillion in total credit card use (excluding corporate cards) and approximately 5 million customers. In terms of the amount of the total credit card use, Shinhan Card currently ranks fifth among credit card service providers (including banks) following the split-merger. In addition, we believe the acquisition in March 2007 of LG Card, which is the largest credit card service provider in Korea in terms of asset size and the number of cardholders, will help to expand our cardholder base, create further cross-selling opportunities, achieve cost savings and offer competitive edge in pricing, all of which are expected to contribute to the improvement of our market position in the credit cards market in Korea.

•	in securities brokerage services, we will continue to enhance our investment banking capabilities through Good Morning Shinhan Securities, by expanding its mutual funds and other indirect asset investment products business, derivative trading and sales, proprietary trading and principal investments, as well as promoting the traditional brokerage services.

•	in insurance, we have sought to achieve economies of scale by acquiring Shinhan Life Insurance in December 2005 in addition to SH&C Life Insurance, which joined the group in 2002, enabling the development and distribution of more diversified insurance products and services to meet the growing needs of our customers.

•	in areas where we lack core competency as compared to the leading global financial institutions, we will continue to expand our relationships through affiliations and business cooperation with world class financial institutions such as BNP Paribas and Macquarie.

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

Achieving Cost Efficiency from our Holding Company Structure.  We intend to achieve cost efficiency and to achieve maximum benefit from our holding company structure by:

•	preventing overlapping investments in solution development, information technology related investments, new investments in distribution channels, hiring and training of employees, and bulk-purchasing by member companies; and

•	identifying and realizing synergies such as combined information technology systems, call centers and shared customer services, distribution channels and new products and services;

THE MERGER OF SHINHAN BANK AND CHOHUNG BANK

History of Our Acquisition of Chohung Bank

Through the acquisition of Chohung Bank, our Board of Directors sought primarily to achieve greater scale and market share, and secure stronger distribution channels to fulfill the advantages of our holding company model. Prior to the acquisition, Shinhan Bank was the fifth largest bank in Korea in terms of assets as of December 31, 2002. The acquisition of Chohung Bank placed us second among Korean banks in terms of assets at the time of the acquisition. With these substantially enhanced resources, we constitute a broad-based nationwide financial services platform that enjoys a leadership position in the retail, corporate and small- and medium-sized enterprise banking sectors, as well as enhances our position in related financial services segments, including credit card, securities brokerage and investment trust management services. The acquisition has also enhanced our ability to optimize funding costs with a larger core deposit base and greater leverage in product sourcing. Through the acquisition, our Board of Directors also sought over time to benefit from synergies associated with combining and integrating the resources of Shinhan Bank and Chohung Bank, including combined information technology platforms, branch specialization, banking product and service development and the expansion and development of related financial services such as bancassurance and investment banking.

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

W166,516,375,496, which was due two years after the closing subject to adjustments associated with accuracy of representations and warranties referred to above, was paid in 2005 and an adjustment in the corresponding amount was made to the goodwill in 2004. As for W652,284,172,800 due two years after the closing subject to reduction if certain loan portfolio quality conditions existing as of December 31, 2002 under Korean GAAP were not maintained, W220,713,909,507 was determined to be the final amount payable. Of this amount, W200,252,538,954 was paid in 2005 and W20,461,370,553 was paid in 2006, and a corresponding amount was added to the goodwill in 2005. We do not believe any further earnout amount is due and have so notified Korea Deposit Insurance Corporation.

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

Relationship with the Labor Unions

Our acquisition of Chohung Bank encountered opposition from both the labor union and the senior management of Chohung Bank during the stages of negotiation. Beginning in mid-June 2003, the labor union of Chohung Bank undertook actions, including a strike, opposing our acquisition of Chohung Bank. In connection with the finalization of the Stock Purchase Agreement, our management, together with the managements of Korea Deposit Insurance Corporation and Chohung Bank, reached a written understanding with the labor union of Chohung Bank. Labor related issues relating to Chohung Bank will be resolved through consultation. The understanding contemplated that a merger of Shinhan Bank and Chohung Bank may take place three years after the closing and that during the transition period (i) the chief executive officer of Chohung Bank will be drawn from a pool of candidates with backgrounds at Chohung Bank and will, as such, manage Chohung Bank within the holding company structure, (ii) Chohung Bank and Shinhan Bank will have equal representation on the integration committee to be established two years after the acquisition and equal representation as senior executive officers of Shinhan Financial Group, and (iii) forcible lay-offs will not take place, employee compensation will be harmonized and seniority will be discussed. Upon completion of the merger, employee redundancy policy will be retained and, where feasible, branch redundancies will be avoided. This understanding was broadly consistent with our strategy and timetable for combining the resources of the two banks and was designed to enhance the support and cooperation of Chohung Bank’s employees in the process. Neither of the labor unions of the two banks objected to the Merger or the Split Merger and, to date, we have not experienced any significant difficulties in our relationships with the respective labor unions of Shinhan Bank and Chohung Bank since our acquisition of Chohung Bank, including in connection with the Merger. The labor union of the former Chohung Bank continues to exist, comprised of Shinhan Bank employees who were former employees of Chohung Bank. The labor unions of Shinhan Bank and the former Chohung Bank agreed to a unified compensation and promotion mechanisms for the employees of the two banks, and are currently discussing the terms of the merger between the two unions. We have not experienced any significant difficulty due to the existence of two labor unions.

Liquidity and Capital Resources

As consideration for our purchase of Chohung Bank shares, at closing, we (i) paid cash of W900 billion, (ii) issued 46,583,961 redeemable preferred shares, with an aggregate redemption price of W842,517,518,646 and (iii) issued to 44,720,603 redeemable convertible preferred shares convertible with a redemption price of W808,816,825,858, in each case to Korea Deposit Insurance Corporation. In August 2003, we raised W900 billion in cash through the issuance of 6,000,000 redeemable preferred shares, all of which were sold in the domestic fixed-income market through Strider Securitization Specialty Co., Ltd., a special purpose vehicle. These redeemable preferred shares have terms that are different from the preferred shares issued to Korea Deposit Insurance Corporation. In 2006, we redeemed redeemable preferred shares in the aggregate principal amount of W525 billion that came due in August 2006. We are required to redeem the preferred shares issued to the special purpose vehicle in two more installments in 2008 and 2010, in the amounts of W365 billion and W10 billion, respectively.

Pursuant to the terms of the redeemable preferred shares issued to Korea Deposit Insurance Corporation, we are required to redeem such shares in five equal annual installments commencing three years from the date of issuance and, pursuant to the terms of the redeemable convertible preferred shares, we are required to redeem the full amount of such shares outstanding five years from the date of issuance to the extent not converted into our common shares. Each redeemable convertible preferred share is convertible into one share of our common stock. The dividend ratios on our redeemable preferred share and redeemable convertible preferred share are 4.04% and 2.02%, respectively, of their respective subscription amounts. See “Item 10. Additional Information — Articles of Incorporation — Description of Capital Stock — Description of Redeemable Preferred Stock”.

The following table sets forth the contractual scheduled maturities by type of preferred shares issued by us in connection with our acquisition of Chohung Bank.

	Due August
	2007		2008		2009		2010		Total
	(In millions of Won)

Redeemable preferred shares issued to KDIC	W	168,504	W	168,504	W	168,504	W	168,504	W	674,016
Redeemable preferred shares issued in the market through a special purpose vehicle		—		365,000		—		10,000		375,000
Redeemable convertible preferred shares(1)		—		—		—		—		—

Total	W	168,504	W	533,504	W	168,504	W	178,504	W	1,049,016

Note:

(1)	In November 2005 and August 2006, Korea Deposit Insurance Corporation converted all of our redeemable convertible preferred shares held by it into 44,720,603 of our common shares in the aggregate.

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

Capital Adequacy

As of March 31, 2006, the business day before the merger of Shinhan Bank and Chohung Bank, the capital adequacy ratios were 12.55 and 10.77 for Shinhan Bank and Chohung Bank, respectively. As of the same date, the Tier I ratios were 8.36 and 6.91 for Shinhan Bank and Chohung Bank, respectively.

ACQUISITION OF LG CARD

In March 2007, we acquired the controlling interest in LG Card, one of Korea’s largest credit card companies. The following provides a summary of the background of the acquisition.

Starting in 2003, LG Card experienced significant liquidity and asset quality problems. In November 2003, the creditor banks of LG Card (including Shinhan Bank and Chohung Bank) agreed to provide a new W2 trillion credit facility, secured by credit card receivables, to enable LG Card to resume cash operations. Our portion of this commitment was W216.7 billion, consisting of W113.7 billion for Shinhan Bank and W103 billion for Chohung Bank. The maturity of this credit facility was extended in March 31, 2005 to December 31, 2005, and it was repaid in four equal installments over the course of one year following December 31, 2005. Certain of LG Card’s creditor banks (including our subsidiaries) also agreed to extend the maturity of a portion of LG Card’s debt coming due in 2003 for one year, after the chairman of LG Group pledged his personal stake in LG Corporation, the holding company for the LG Group, LG Investment & Securities and LG Card as collateral to offset future losses of LG Card.

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

In August 2005, the creditors of LG Card resolved to sell up to 90,364,299 shares, including 8,312,240 shares held by us, by way of an auction conducted by the creditors, with Korea Development Bank taking the lead role. In April 2006, we submitted a letter of intent indicating our wish to participate in the bidding for the controlling equity stake in LG Card. In August 2006, we were selected as the preferred bidders and commenced negotiation with the creditors for the purchase of their shares in LG Card. Following due diligence, we signed a stock purchase agreement with the creditors in December 2006. Pursuant to the terms of the stock purchase agreement, we made a public tender offer during a 20-day period from February 28, 2007 to March 19, 2007, as a result of which we acquired 98,517,316 shares, or 78.6%, of the common stock of LG Card at the price of W67,770 per share, or an aggregate price of W6,676 billion. When counted together with 8,960,005 shares, or 7.1%, of the common stock of LG Card held by Shinhan Bank prior to the public tender offer, we held 107,477,321 shares, or 85.7%, of the common stock of LG Card immediately after the public tender offer. Since LG Card no longer meets the listing requirement related to the 10% minimum holding requirement of its capital stock to be held by small investors (defined as holders of less than 1% of capital stock), we currently plan to delist LG Card from the Korea Exchange in the second half of 2007 following the acquisition of the remaining shares through a small-scale share swap under Korean law.

As of December 31, 2006, our total exposure to LG Card was W802 billion, including W218 billion of loans, W64 billion of debt securities and W520 billion of equity securities. We made an allowance for loan losses of W0.1 billion for the loans. As a result of the satisfactory progress on scheduled debt restructuring of LG Card, we recorded reversal of loan loss provisions of W0.6 billion and recognized securities impairment losses of W0 billion in respect of our exposures to LG Card. In connection with the LG Card rescue plan, Shinhan Bank transferred W10 billion of exposure in its performance-based trust account to the bank account in January 2004 and Chohung Bank also transferred W30 billion of exposure in its performance-based trust account to the bank account in February 2004, resulting in an increase in our total exposure to LG Card. These exposures were included in our credit exposure that was converted into equity in connection with the rescue plan of LG Card as described above.

We believe that the acquisition of LG Card will have substantial synergy effects, including an expanded customer base, cost savings from shared infrastructures and bulk purchases, greater opportunities for cross-selling and diversified revenue streams from non-banking businesses.

After the acquisition of LG Card, a Co-Management Committee was formed in April 2007 to integrate the operations of LG Card and Shinhan Card. The Committee consists of members of senior management from the SFG, LG Card and Shinhan Card and meets once every month to discuss strategic issues related to integration. In addition to the Co-Management Committee, there are also ten working-level sub-committees that focus on specific integration issues such as risk management, marketing, product development and investor relations.

Relationship with the Labor Union

We did not, and do not plan to, significantly change the employment policy, including with respect to redundancy, of LG Card in connection with our acquisition of LG Card. The labor union of LG Card did not object to our acquisition of LG Card, and to date, we have not experienced any significant difficulties in our relationships with the labor union of LG Card.

Liquidity and Capital Resources

As consideration for our public tender offer for the shares of LG Card, we paid W6,676 billion in cash. In January 2007, we raised W3,750 billion in cash through private placements of 28,990,000 redeemable preferred shares at the purchase price of W100,000 per share and 14,721,000 redeemable convertible preferred shares at the purchase price of W57,806 per share to institutional investors and governmental entities in Korea. These preferred shares have a term of 20 years and may be redeemed at our option from the fifth anniversary of the date of issuance to the maturity date. The redeemable convertible shares may be converted into our common shares at a conversion ratio of one-to-one from the first anniversary of the issue date to the fifth anniversary of the issue date. The dividend ratios on the redeemable preferred shares and the redeemable convertible preferred shares are initially 7.00% and 3.25%, respectively, per annum subject to certain adjustments. These preferred shares have terms that are different from the preferred shares issued previously. See Item 10 “Additional Information — Articles of Incorporation — Description of Capital Stock — Description of Redeemable Preferred Stock — Series 10 Redeemable Preferred Stock” and “— Description of Redeemable Convertible Preferred Stock — Series 11 Redeemable Convertible Preferred Stock”.

In addition, as part of obtaining the funding for the LG Card acquisition, from November 2006 to February 2007, we also issued corporate bonds in the aggregate principal amount of W2,550 billion and commercial papers in the aggregate principal amount of W380 billion. The corporate bonds have maturity ranging from 2.5 years to seven years from the issue date. The amounts due under the corporate bonds are W1,050 billion in 2009, W500 billion in 2010, W200 billion in each of 2011 and 2012 and W300 billion in each of 2013 and 2014. The commercial papers mature on the first anniversary of the issue date.

BUSINESS OVERVIEW

Unless otherwise specifically mentioned, the following business overview is presented on a consolidated basis under U.S. GAAP.

In the overview of our business that follows, we provide you with information regarding our branch network and other distribution channels and a detailed look at our principal group activities.

Our Branch Network and Distribution Channels

Through branches maintained at various levels of our subsidiaries, we offer a variety of financial services to retail and corporate customers. The following table presents the geographical distribution of our domestic branch network, according to our principal subsidiaries with branch networks, as of December 31, 2006.

						Shinhan
	Shinhan Bank			Good Morning	Shinhan	Life
	Retail	Corporate	Jeju Bank	Shinhan Securities	Card(1)	Insurance	Total

Seoul and metropolitan	378	93	2	37	10	55	575
Kyunggi Province	166	32	—	11	4	11	224
Six major cities:	145	30	1	18	8	30	232
Incheon	38	9	—	2	1	7	57
Busan	41	8	1	5	2	8	65
Kwangju	13	2	—	2	1	4	22
Taegu	23	6	—	4	2	6	41
Ulsan	11	2	—	2	1	1	17
Taejon	19	3	—	3	1	4	30

Sub-total	689	155	3	66	22	96	1,031
Others	137	26	33	14	5	31	246

Total	826	181	36	80	27	127	1,277

Note:

(1)	Represents sales offices focusing on attracting new customers.

Banking Branch Network

As of December 31, 2006, Shinhan Bank had 1,007 branches in Korea. Shinhan Bank’s branch network is designed to focus on providing one-stop banking services tailored to one of the three customer categories: retail customers, small- and medium-sized enterprises customers and large corporate customers. Under the customer oriented branch network, branch officers operate under the sole and independent supervision of their respective division profit centers, providing one-stop banking services tailored to their respective customer groups. Of the 1,007 total domestic branches, nine branches specialize in serving large corporations, 172 branches concentrate on small- and medium-sized enterprises, 826 branches focus on retail customer, 126 branches focus on institutional banking and 12 branches focus on private banking.

This branch network includes the extensive nation-wide branch network of the former Chohung Bank, which had a total of 537 branches in Korea as of April 3, 2007, the date of its merger into Shinhan Bank. With key branches located in high traffic locations such as airports, hospitals and other public facilities, we believe that the branch network of the former Chohung Bank provided, and will continue to provide, its former customers with convenience and efficiency that enabled the former Chohung Bank to secure a significant source of stable funding at competitive rates. Of the 537 total branches, six branches specialize in serving large corporations, 83 branches concentrate on small- and medium enterprises and 448 branches focus on retail customers.

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

Shinhan Bank has 378 retail branches located near Seoul and its metropolitan area targeting and servicing high net worth individuals. Through the merger with Chohung Bank, Shinhan Bank acquired an extensive nationwide network of 826 retail branches covering all regions of Korea.

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

Corporate Banking Branches

In order to service corporate customers and attract high-quality borrowers, in particular from the small-and medium-sized enterprises sector, Shinhan Bank has developed a relationship management system within its domestic branch network and strengthened its marketing capability. Shinhan Bank’s relationship managers help us foster enduring relationships with our corporate customers, the small- and medium-sized enterprises in particular. As of December 31, 2006, Shinhan Bank had 172 corporate banking branches with these relationship management teams focusing on serving its small-and medium-sized enterprises customers. Shinhan Bank expects its headquarters to be much better positioned to effect policies and business strategies throughout its branch network. This should lead to greater efficiency and better services being provided to these customers. Shinhan Bank has nine corporate branches solely dedicated to large corporate customers, all of which are located in Seoul, Korea.

Self-Service Terminals

In order to complement our branch network, we have established an extensive network of automated banking machines, which are located in branches and in unmanned outlets. These automated banking machines consist of ATMs, cash dispensers and passbook printers. As of December 31, 2006, Shinhan Bank had 1,472 cash dispensers and 5,513 ATMs. We have actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. We believe that the use of our automated banking machines has increased in recent years. In 2006, automated banking machine transactions accounted for approximately 19.0% of total deposit and withdrawal transactions of Shinhan Bank.

The following table sets forth information, for the periods indicated, regarding the number of transactions and the fee revenue of our ATMs and cash dispensers.

	For the Year Ended December 31,
	2004(1)		2005(1)		2006(1)

Shinhan Bank:
ATMs and cash dispensers		2,459		2,751		6,985
Number of transactions (millions)		105		111		324
Fee revenue (billions of Won)	W	20	W	20	W	56
Chohung Bank:
ATMs and cash dispensers		4,397		4,395		N/A
Number of transactions (millions)		262		205		N/A
Fee revenue (billions of Won)	W	34	W	33		N/A

N/A = Not applicable

Note:

(1)	Includes information for Chohung Bank, which was merged with Shinhan Bank in April 2006. For 2006, the information for Shinhan Bank and Chohung Bank is presented on a combined basis to reflect the merger of the two banks in April 2006.

Electronic Banking

Since launching Korea’s first internet banking service in July 1999, Shinhan Bank has been widely acknowledged in the print and electronic media as the internet banking leader among Korean commercial banks. Shinhan Bank’s internet banking services are more comprehensive than those available at the counter, including such services as 24 hour account balance posting, real-time account transfer, overseas remittance and loan requests. Consistent with the fact that Korea has the highest internet supply rate in the world and an active e-business market, internet banking has continued to grow at a rapid pace. In 2006, internet banking transactions made up 47.6% of total banking transactions of Shinhan Bank. In the case of loans, in particular, an average of approximately 9,006 requests are made per month. Among the electronic banking service customers of Shinhan Bank as of December 31, 2006, approximately 3,093,011 were retail customers and 245,163 were corporate customers. Chohung Bank’s electronic bank services were fully integrated into those of Shinhan Bank in October 2006.

In March 2004, we launched the Mobile Banking service, which enables customers to make speedy, convenient and secure banking transactions using IC chip-installed mobile phones. As of December 31, 2006, Shinhan Bank had 124,549 Mobile Banking subscribers who used the service for approximately 10 million transactions per year amounting to W2,046,047 million.

The following table sets forth information, for the periods indicated, on the number of users and transactions and the fee revenue of the above services provided to our retail and corporate customers.

	For the Year Ended December 31,
	2004		2005			2006(5)

Shinhan Bank:
Telephone banking(1):
Number of users(2)		1,398,827		1,685,031			2,665,538
Number of transactions (in thousands)		36,646		41,608			130,889
Internet banking(1):
Number of users(2)		1,339,571		1,656,196			3,338,174
Number of transactions (in thousands)(3)		359,160		403,869			814,092
Total fee revenue (millions of Won)	W	29,884	W	26,693		W	63,924
Chohung Bank:
Telephone banking(1):
Number of users(2)		720,492		976,606			N/A
Number of transactions (in thousands)(3)		108,745		82,349			N/A
Internet banking(1):
Number of users		2,472,415		1,395,770	(4)		N/A
Number of transactions (in thousands)(3)		166,937		298,452			N/A
Total fee revenue (millions of Won)	W	45,007	W	43,953			N/A

N/A = Not applicable

Notes:

(1)	Includes customers simultaneously using both telephone banking and internet banking.

(2)	Includes customers using services of both Shinhan Bank and Chohung Bank.

(3)	Includes balance transfers.

(4)	The decrease in the number of internet banking users of Chohung Bank was due primarily to Chohung bank’s efforts during 2005 to close “non-active” user accounts (meaning accounts that were not used for six months or more).

(5)	For 2006, the information for Shinhan Bank and Chohung Bank is presented on a combined basis to reflect the merger of the two banks in April 2006.

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

Overseas Branch Network

The table below sets forth Shinhan Bank’s overseas banking subsidiary and branches as of December 31, 2006.

		Year Established
Business Unit	Location	or Acquired

Subsidiaries
Shinhan Asia Ltd.(1)	Hong Kong SAR, China	1982
Shinhan Bank Europe GmbH(2)	Germany	1994
Shinhan Bank America(3)	U.S.A.	2003
Shinhan Vina Bank(4)	Vietnam	2000
Branches
Tokyo	Japan	1988
Osaka	Japan	1986
Fukuoka	Japan	1997
New York	U.S.A.	1989
Singapore(5)	Singapore	1990
London	United Kingdom	1991
Tianjin(5)	China	1994
Ho Chi Minh City	Vietnam	1995
Mumbai(5)	India	1996
Shanghai	China	2003
Qingdao	China	2005
Hong Kong	China	2006
New Delhi	India	2006

Notes:

(1)	Formerly Chohung Finance Ltd., Hong Kong before the merger of Shinhan Bank and Chohung Bank on April 3, 2006.

(2)	Formerly Chohung Bank (Deutschland) GmbH before the merger of Shinhan Bank and Chohung Bank on April 3, 2006.

(3)	Created as a result of a merger of Chohung Bank of New York and California Chohung Bank in March 2003. Shinhan Bank America has offices in New York City, New York and Los Angeles, California; Formerly CHB America Bank before the merger of Shinhan Bank and Chohung Bank on April 3, 2006.

(4)	Formerly Chohung Vina Bank before the merger of Shinhan Bank and Chohung Bank on April 3, 2006.

(5)	Formerly branches of Chohung Bank before the merger of Shinhan Bank and Chohung Bank on April 3, 2006.

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

Credit Card Distribution Channels

As part of our strategy to focus on cross-selling of credit card products and services to our banking customers, we generally market our credit card products and services to our customers through our established retail distribution channels, primarily through retail and corporate banking branch network of Shinhan Bank, including automated transaction machines. In addition, as of December 31, 2006, Shinhan Card had 16 sales offices nationwide, which primarily focus on attracting new credit card customers.

LG Card primarily uses “credit card planners” to acquire new cardholders. The credit card planners are independent contractors who provide cardholders with comprehensive services, including assistance with completing credit card applications. In 2006, LG Card engaged approximately 3,000 credit card planners through 30 agencies, who sourced approximately 50% of the new cardholders for LG Card in 2006. LG Card also uses the following channels to acquire new cardholders: (i) sales alliance partners, with whom LG Card issues co-branded or affinity cards, (ii) direct marketing by LG Card, including telemarketing, (iii) LG Card’s Internet home page and other advertisements on the Internet, and (iv) referrals by LG Card employees. Following our acquisition of LG Card in March 2007, LG Card also began to use the branch networks of Shinhan Bank as a distribution channel, which is expected to result in cost savings in terms of new cardholder acquisition costs.

Securities Brokerage Distribution Channels

Our securities brokerage services is conducted principally through Good Morning Shinhan Securities. As of December 31, 2006, Good Morning Shinhan Securities had 80 branches nationwide and two overseas subsidiaries based in New York and London to service our customers in this business.

Approximately 62.5% of our brokerage branches are located in the Seoul metropolitan area with a focus to attract high net worth individual customers and also to achieve synergy with our retail and corporate banking branch network. In the corporate sector in particular, we continue to explore new opportunities through cooperation between Good Morning Shinhan Securities and Shinhan Bank.

Insurance Sales and Distribution Channels

We sell and provide our insurance services primarily through Shinhan Life Insurance and SH&C Life Insurance. SH&C Life Insurance specializes in bancassurance products, which it distributes solely through our bank branches. In contrast, Shinhan Life, in addition to distributing bancassurance products through our bank branches, also distributes a wide range of life insurance products through its own branch network, an agency network of financial planners and telemarketers as well as through the Internet. As of December 31, 2006, Shinhan Life Insurance had 122 branches and five customer support centers. These branches are staffed by financial planners, telemarketers and account managers to meet the various needs of our insurance and lending customers. Our customer support centers provide lending services to our insurance customers as well as other customers, and also handle insurance payments.

Our Principal Activities

Our principal group activities consist of deposit-taking activities from our retail and corporate customers, which provide us with funding necessary to offer a variety of commercial banking, securities brokerage, investment banking and other financial services.

The comprehensive financial services that we provides are:

•	Commercial banking services, consisting of the following:

•	Retail banking services;

•	Corporate banking services, comprised of two divisions:

 — Small- and medium-sized enterprises banking; and

 — Large corporate banking;

•	Treasury and securities investment

•	Other banking services, such as trust account management services

•	Credit card services

•	Securities brokerage services

•	Insurance Services

•	Life insurance services

•	Bancassurance

•	Other insurance services

•	Reinsurance for life insurance and other insurance services

•	Asset management services, including brokerage and trading of various securities, related margin lending and deposit and trust services, and other asset management to the extent permitted by law

•	Other services, including leasing and equipment financing, investment trust management, regional banking, investment banking advisory and loan collection and credit reporting.

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

Deposit-Taking Activities

We offer many deposit products that target different customer segments with features tailored to each segment’s financial profile and other characteristics. Our deposit products principally include the following:

•	Demand deposits, which either do not accrue interest or accrue interest at a lower rate than time or savings deposits. Demand deposits allow the customer to deposit and withdraw funds at any time and, if they are interest bearing, accrue interest at a fixed or variable rate depending on the period and the amount of deposit. Retail and corporate demand deposits constituted approximately 8.1% of our total deposits as of December 31, 2005 and paid an average interest of 1.90% in 2005, and approximately 7.7% of our total deposits as of December 31, 2006 and paid average interest of 1.83% in 2006.

•	Time deposits, which generally require the customer to maintain a deposit for a fixed term during which the deposit accrues interest at a fixed rate or variable rate based on certain financial indexes, including the Korea Composite Stock Price Index (KOSPI). If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for time deposits typically ranges from one month to five years. Retail and corporate time deposits constituted approximately 42.7% of our total deposits as of December 31, 2005 and paid average interest of 3.69% in 2005, and approximately 43.0% of our total deposits as of December 31, 2006 and paid average interest of 3.57% in 2006.

•	Mutual installment deposits, which generally require the customer to make periodic deposits of a fixed amount over a fixed term during which the deposit accrues interest at a fixed rate. If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for installment deposits typically ranges from six months to five years. Mutual installment deposits constituted approximately 1.8% of our total deposits as December 31, 2005 and paid average interest of 4.16% in 2005, and approximately 0.9% of our total deposits as of December 31, 2006 and paid average interest of 3.88% in 2006.

•	Savings deposits, which allow the customer to deposit and withdraw funds at any time and accrue interest at an adjustable interest rate, which is lower than time or installment deposits. Currently, interest on savings deposits ranges from zero to 4.6%. Saving deposits constituted approximately 31.4% of our total deposits as of December 31, 2005 and paid average interest of 0.96% in 2005, and approximately 30.4% of our total deposits as of December 31, 2006 and paid average interest of 2.12% in 2006.

•	Marketable deposits, consisting of certificates of deposit, cover bills and bonds sold under repurchase agreements that have maturities ranging from 30 days to two years. Interest rates on marketable deposits are determined based on the length of the deposit and prevailing market interest rates. Certificate of deposits are sold on a discount to their face value, reflecting the interest payable on the certificate of deposit. Under U.S. GAAP, cover bills sold are reflected as short-term borrowings and bonds sold under repurchase agreements are reflected under secured borrowings.

•	Foreign currency deposits, which accrue interest at an adjustable rate and are available to Korean residents, nonresidents and overseas immigrants. Shinhan Bank offers foreign currency demand and time deposits and checking and passbook accounts in 20 currencies. Deposits in foreign currency constituted approximately 4.41% of our total deposits as of December 31, 2005 and paid average interest of 1.77% in 2005, and approximately 4.36% of our total deposits as of December 31, 2006 and paid average interest of 3.46% in 2006.

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

	As of December 31,
	2004	2005	2006(4)
	(In thousands, except branches)

Shinhan Bank:
Retail deposit customers(1)	5,934	6,436	12,760
Active retail deposit customers(2)	1,753	1,727	3,523
Corporate deposit customers	113	121	198
Domestic branches	372	402	1,028
Chohung Bank:
Retail deposit customers(1)	10,361	9,063	N/A
Active retail deposit customers(3)	2,563	2,932	N/A
Corporate deposit customers	142	145	N/A
Domestic branches	533	537	N/A

N/A = Not available

Notes:

(1)	Based on the classification for the purpose of customer management, retail deposit customers include individual deposit customers, foreigners, sole proprietorships and certain small- and medium-sized enterprises deposit customers classified as retail customers depending on a number of factors, including those small- and medium-sized enterprises to whom a credit of less than W1 billion has been extended and who are sole proprietors.

(2)	For Shinhan Bank, represents customers (i) whose average monthly account balance is W300,000 or more or (ii) who is 20 years of age or more, has an average loan balance during the year, and accordingly is required to maintain a deposit account with Shinhan Bank to service payment of interest on, and principal of, such loans.

(3)	For Chohung Bank, represents customers whose aggregate of outstanding balances of all accounts as of December 31 of each year was W100,000 or more.

(4)	For 2006, the information for Shinhan Bank and Chohung Bank is presented on a combined basis to reflect the merger of the two banks in April 2006.

We offer varying interest rates on our deposit products depending on the rate of return on our interest earning assets, average funding costs and interest rates offered by other nationwide commercial banks.

We believe that, as of December 31, 2005, Chohung Bank held the largest amount of deposits made by litigants in connection with legal proceedings in Korean courts or by persons involved in disputes. In Korea, a debtor may discharge his obligation by depositing the subject of performance with the court for the creditor if a creditor refuses to accept payment of debt or is unable to receive it, or if the debtor cannot ascertain without any negligence who is entitled to the payment. Also, in instances in which there has been a preliminary attachment of real property, the property owner may deposit in cash the amount being claimed by such preliminary attachment holder in escrow with the court, in which case the court will remove such lien or attachment. Chohung Bank performed such court deposit services since 1958, and developed an infrastructure of equipment, software and personnel for such business. Following the merger, Shinhan Bank provides such court deposit services, which services may also be provided by other regional banks beginning in July 2006. Such deposits in the past have carried interest rates, which were generally lower than market rates (on average approximately 2% per annum). Such deposits totaled W4,329 billion, W5,002 billion and W5,390 billion as of December 31, 2004, 2005 and 2006, respectively.

The Monetary Policy Committee of the Bank of Korea imposes a reserve requirement on Won currency deposits of commercial banks which, effective as of December 23, 2006, ranges from 0% to 7%, based generally on the term to maturity and the type of deposit instrument. See “Item 4. Information on the Company — Supervision

and Regulation — Principal Regulations Applicable to Banks — Liquidity”. The Monetary Policy Committee also regulates maximum interest rates that can be paid on certain deposits. Under the Korean government’s finance reform plan issued in May 1993, controls on deposit interest rates have been gradually reduced. Currently, only maximum interest rates payable on demand deposits are subject to regulation by the Bank of Korea.

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

Retail Banking Services

Overview

We provide retail banking services primarily through Shinhan Bank, and, to a significantly lesser extent, through Jeju Bank, a regional commercial bank. The consumer loans of Shinhan Bank amounted to W47,849 billion (not including credit cards) as of December 31, 2006.

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

Retail banking of Shinhan Bank has been and will continue to remain one of our core businesses. Shinhan Bank’s strategy in retail banking is to provide prompt and comprehensive services to retail customers through increased automation and improved customer service, as well as a streamlined branch network focused on sales. Prior to the merger, Chohung Bank leveraged its customer information database to actively market and cross-sell to, as well as focus more resources on, its most profitable customers. In addition, Chohung Bank, through its Product Development Division, offered a wider variety of products differentiated and targeted towards differentiated customer segments with a greater focus on the high margin, high net worth individuals. The retail segment places an emphasis on targeting high net worth individuals. As of December 31, 2006, Shinhan Bank had approximately 93,268 high net worth customers with deposits of W100 million or more.

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

As of December 31, 2006, mortgage and home-equity loans and other consumer loans accounted for 59.53% and 40.47%, respectively, of our consumer loans (excluding credit cards).

For secured loans, including mortgage and home equity loans, Shinhan Bank’s policy is to lend up to 40%-60% of the appraisal value of the collateral, by taking into account the value of any lien or other security interest that is prior to our security interest (other than petty claims). As of December 31, 2006, the loan-to-value ratio of mortgage and home equity loans, under Korean GAAP, of Shinhan Bank was approximately 46.02%.

Due to the rapid increase in mortgage and home equity loans in Korea, in 2005 and 2006, the Financial Supervisory Commission implemented stringent regulations and guidelines that are designed to suppress the increase of loans secured by housing. These regulations include restrictions on banks’ maximum loan-to-value ratios, guidelines with respect to appraisal of collateral, internal control and credit approval policy requirements with regard to housing loans as well as provisions designed to discourage commercial banks or other financial institutions from instituting incentive-based marketing and promotion of housing loans. In addition to the existing regulations and guidelines, from the second half of 2005 to the first quarter of 2007, the Financial Supervisory Commission implemented additional guidelines to reduce mortgage and home equity loans and stabilize the real estate market, including (i) restricting the number of extensions on loans secured by the borrower’s apartment to one, (ii) reducing the maximum loan-to-value ratio for loans secured by the borrower’s apartment in highly speculated areas, (iii) forbidding to extend mortgage or home equity loans to minors and (iv) expanding the application of each of the debt-to-income ratio the loan-to-value ratio to 40% in respect of loans by banks and insurance companies for the purpose of assisting the purchase of apartments located in highly speculated areas with a purchase price of less than W600 million. We believe that Government regulations relating to the real estate market will also reduce the rate of growth in the mortgage and home equity markets.)

As of December 31, 2006, substantially all of our mortgage and home equity loans were secured by residential property.

In Korea, contrary to general practices in the United States, it is a common practice in Korea for construction companies in Korea to require buyers of new homes (particularly apartments under construction) to make installment payments of the purchase price well in advance of the title transfer of the home being purchased. In connection with this common practice, we provide advance loans, on an unsecured basis for the time being, to retail borrowers where the use of proceeds is restricted to financing of home purchases. A significant portion of these loans are guaranteed by third parties, which may include the construction company receiving the installment payment, until construction of the home is completed. Once construction is completed and the titles to the homes are transferred to the borrowers, which may take several years, these loans become secured by the new homes purchased by these borrowers. As of December 31, 2003, we had approximately W634 billion of such unsecured loans, classified as mortgage and home equity loans and representing approximately 3.1% of our total mortgage and home equity loans. Recognizing the unsecured nature of such loans, we classified such loans as other consumer loans as of December 31, 2004. As of December 31, 2005 and 2006, we had approximately W1,340 billion and W4,827, respectively, of such unsecured loans to construction companies, classified as other consumer loans.

The following table sets forth the portfolio of our consumer loans.

	As of December 31,
	2004		2005		2006
	(In billions of Won, except percentages)

Consumer loans(1)
Mortgage and home-equity	W	22,180	W	25,840	W	30,097
Other consumer		15,546		17,874		20,458
Percentage of consumer loans to total gross loans		38.9%		41.3%		41.3%

Notes:

(1)	Before allowance for loans losses and excludes credit card accounts.

Pricing

The interest rates on consumer loans made by Shinhan Bank are either periodic floating rates (which is based on a base rate determined for three-month, six-month or twelve-month periods derived using our internal transfer price system, which reflects our cost of funding in the market, further adjusted to account for our expenses related to lending and profit margin) or fixed rates that reflect our cost of funding, as well as our expenses related to lending and profit margin. Fixed rate loans are currently limited to maturities of three years and offered only on a limited basis. For unsecured loans, both types of rates also incorporate a margin based on, among other things, the borrower’s credit score as determined during our loan approval process. For secured loans, credit limit is based on the type of collateral, priority with respect to the collateral and loan to value. We can adjust the price to reflect the borrower’s current and/or expected future contribution to our profitability. The applicable interest rate is determined at the time a loan is extended. If a loan is terminated prior to its maturity, the borrower is obligated to pay us an early termination fee of approximately 0.5% to 2.0% of the loan amount in addition to the accrued interest, depending on the timing, the nature of the credit and the amount.

As of December 31, 2006, Shinhan Bank’s three-month, six-month and twelve-month base rates were approximately 4.83%, 4.94% and 5.02%, respectively. As of December 31, 2006, Shinhan Bank’s fixed rates for home equity loans with a maturity of one year, two years and three years were 7.8%, 8.1% and 8.4%, respectively, and Shinhan Bank’s fixed rates for other consumer loans with a maturity of one year ranged from 8.75% to 13.25%, depending on the consumer credit scores of its customers.

As of December 31, 2006, approximately 84.80% of Shinhan Bank’s consumer loans were priced based on a floating rate and approximately 15.20% were priced based on a fixed rate. As of the same date, approximately 99.04% of Shinhan Bank’s consumer loans with maturity of over one year were priced based on a floating rate and approximately 0.96% were priced based on a fixed rate.

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

We believe that we were one of the first banks to initiate private banking in Korea. We opened our first Private Banking Center in Seoul in 2002 to serve the needs of high net worth customers, in particular those customers with deposits of W1 billion or more, and we currently have seven private banking centers, all of which are located in the greater Seoul metropolitan area. While we believe that the market for private banking services in Korea is still at an early stage of development, in connection with our strategy to target high net worth retail customers, we established a separate private banking department in 2003 to further develop and improve our services in this area. With the launch of our “New Bank” initiative, our private banking department was spun off from its original organization and was elevated to the Private Banking Group. As of May 31, 2007, we operated 12 private banking centers nationwide, including eight in Seoul, one in the suburbs of Seoul and three in other cities located in other regions in Korea. Through these efforts, we believe that our private banking service marked the year 2006 with notable growth. The combined customer base grew to 3,056 people and assets under management increased 168% from W4.7 trillion in 2005 to W7.9 trillion in 2006.

Corporate Banking Services

Overview

We provide corporate banking services, primarily through Shinhan Bank, to small- and medium-sized enterprises and, to a lesser extent, to large corporations, including corporations that are affiliated with chaebols. We also lend to government-controlled companies.

The following table sets forth the balances and percentage of our total lending attributable to each category of our corporate lending business as of the dates indicated.

	As of December 31,
	2004			2005			2006
	(In billions of Won, except percentages)

Small- and medium-sized enterprises loans(1)	W	38,713	39.9%	W	39,943	37.7%	W	47,159	38.5%
Large corporate loans(2)		15,909	16.4		17,948	16.9		20,808	17.0

Total corporate loans	W	54,622	56.3%	W	57,891	54.6%	W	67,967	55.5%

Notes:

(1)	Represents the principal amount of loans extended to corporations meeting the definition of small- and medium-sized enterprises under the Basic Act on Small- and Medium-sized Enterprises and its Presidential Decree. Certain loans to sole proprietorships are included under retail lending.

(2)	Includes loans to government-controlled companies.

Small- and Medium-sized Enterprises Banking

The small- and medium-sized enterprise loans of Shinhan Bank amounted to W43,198 billion as of December 31, 2006. Under the Basic Act on Small and Medium-sized Enterprises and its Presidential Decree, small- and medium-sized enterprises are defined as companies which (i) do not have employees and assets exceeding the number or the amount, as the case may be, specified in accordance with their types of businesses in the Presidential Decree and (ii) do not belong to a conglomerate as defined in the Monopoly Regulations and Fair Trade Act. As of December 31, 2006, we had approximately 87,443 small- and medium-sized enterprises loan customers. Shinhan Bank’s small- and medium-sized enterprises business has historically focused on larger and well-established small- and medium-sized enterprises in Korea that prepared financial statements audited by independent auditors. This focus is based on our belief and historical observation that the larger and, in many cases, more sound businesses tend to engage independent auditors and strengthen investor confidence. Chohung Bank had traditionally focused on large corporate and retail banking and, as a result, its small- and medium-sized enterprises lending portfolio increased during recent years prior to the merger, with a focus on higher profit, higher risk customers who are comparatively smaller than Shinhan Bank’s customers.

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

We believe that Shinhan Bank, which has traditionally focused on small- and medium-sized enterprises lending, possesses the necessary elements to succeed in the small- and medium-sized enterprises market, including its marketing capabilities (which we believe have provided Shinhan Bank with significant brand loyalty) and its credit rating system for credit approval. To maintain or increase its market share of small- and medium-sized enterprises lending, Shinhan Bank has:

•	positioned itself based on accumulated expertise. We believe Shinhan Bank has a good understanding of the credit risks embedded in this market segment and to develop loan and other products specifically tailored to the needs of this market segment;

•	begun operating a relationship management system to provide targeted and tailored customer service to small- and medium-sized enterprises. Shinhan Bank has 172 corporate banking branches with relationship management teams. These relationship management teams market products and review and approve smaller loans that pose less credit risks; and

•	begun to focus on cross-selling loan products with other products. For example, when Shinhan Bank lends to small- and medium-sized enterprises, it also explores opportunities to cross-sell consumer loans or deposit products to the employees of those companies or to provide financial advisory services.

The former Chohung Bank, prior to its merger with Shinhan Bank, focused on small- and medium-sized enterprise lending as its principal areas of growth and increased its small- and medium-sized enterprises customer base to include relatively smaller enterprises, such as small unincorporated businesses and sole proprietorships. While lending to these customers has resulted in growth of Chohung Bank’s corporate lending portfolio, it also increased its credit risk exposure relative to its other existing customers.

Since 2005, the industry-wide delinquency ratios for loans to small- and medium-sized enterprises have been falling. According to data compiled by the Financial Supervisory Service, the delinquency ratio (net of charge-offs, which has also increased significantly) for Won-denominated loans by Korean banks to small- and medium-sized enterprises decreased from 1.5% as of December 31, 2005 to 1.1% as of December 31, 2006. The delinquency ratio for loans to small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal payments are overdue by one day or more or interest payments are over due by 14 days or more (if prior interest payments on a loan were made late on more than three occasions, in which case the loan is considered delinquent if interest payments are overdue by one day or more) to (2) the aggregate outstanding balance of such loans. Shinhan Bank’s delinquency ratio, calculated under Korean GAAP, for such loans decreased from 1.80% as of December 31, 2004 to 1.44% as of December 31, 2005 to 0.85% as of December 31, 2006. Prior to the merger, Chohung Bank’s delinquency ratio, calculated under Korean GAAP, for such loans decreased from 2.21% as of December 31, 2004 to 1.70% as of December 31, 2005. Shinhan Bank’s delinquency ratios, calculated under Korean GAAP, for Won-denominated loans to small- and medium-sized enterprises that do not prepare audited financial statements were 1.95% as of December 31, 2004, 1.95% as of December 31, 2005 and 0.90% as of December 31, 2006. Such delinquency ratios for Chohung Bank prior to the merger were 2.74% as of December 31, 2004 and 1.45% as of December 31, 2005. Shinhan Bank’s delinquency ratios for loans to small unincorporated businesses and sole proprietorships were 2.07% as of December 31, 2004, 1.64% as of December 31, 2005 and 0.99% as of December 31, 2006. Such delinquency ratios for Chohung Bank prior to the merger were 2.00% as of December 31, 2004 and 1.64% as of December 31, 2005. While the current outlook for Korean economy is positive for 2007, we cannot assure that these delinquencies will continue to fall in 2007. The current focus of our small- and medium-sized enterprise lending business is to improve the asset quality and maintain the profitability of our loans to small- and medium-sized enterprises.

Large Corporate Banking

Large corporate customers consist primarily of member companies of chaebols and financial institutions. Large corporate loans of Shinhan Bank amounted to W19,814 billion as of December 31, 2006. As a late entrant into the Korean commercial banking industry, large corporate banking has not been a core business of Shinhan Bank and its focus of business in this customer sector has been on investments in corporate debt securities and fee-based businesses rather than conventional lending activities. On the other hand, the former Chohung Bank traditionally focused on large corporate customers as its core corporate banking business.

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

Corporate Lending Activities

Our principal loan products for corporate customers are working capital loans and facilities loans. Working capital loans, which include discounted notes and trade financing, are, in general, loans used for general working capital purposes. Facilities loans are provided to finance the purchase of equipment and the establishment of manufacturing won-denominated plants. As of December 31, 2006, working capital loans and facilities loans amounted to W38,173 billion and W5,838 billion, respectively, representing 86.74% and 13.26% of our total Won-denominated corporate loans under Korean GAAP. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three years in the case of unsecured loans and five years in the case of secured loans. Facilities loans, which are generally secured, have a maximum maturity of ten years.

Loans to corporations may be unsecured or secured by real estate, deposits or guaranty certificates. As of December 31, 2006, under Korean GAAP, secured loans and guaranteed loans (including loans secured by guaranty certificates issued by credit guarantee insurance funds) accounted for 45.60% and 7.92%, respectively, of Shinhan Bank’s Won-denominated loans to small- and medium-sized enterprises. Among the secured loans, approximately 86.48% were secured by real estate.

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

As of December 31, 2006, in terms of outstanding loan balance, 33.69% of our corporate loans were extended to borrowers in the manufacturing industry, 14.66% were to borrowers in the retail and wholesale industry, 20.18% were to the borrowers in the real estate, leasing and service industry, 7.92% were to borrowers in the construction industry, and 4.31% were extended to borrowers in the finance and insurance industry. Beginning in 2004, loans to corporate borrowers in the real estate, leasing and service industry and the hotel and leisure industry, which are principally small- and medium-sized enterprises, began experiencing an increase in delinquencies as well as deterioration in credit quality. Under Korean GAAP, delinquency ratio for Won-denominate loans to the real estate, leasing and service industry was 0.61% for Shinhan Bank as of December 31, 2006, net of charge-offs and loan sales. Under Korean GAAP, delinquency ratio for Won-denominate loans to the hotel and leisure industry was 0.96% for Shinhan Bank as of December 31, 2006, net of charge-offs and loan sales. Shinhan Bank’s Won-denominate corporate loans classified as substandard or below under the guidelines of the Financial Supervisory Commission was W527 billion, net of charge-offs and loan sales, as of December 31, 2006.

Pricing

We establish the price for our corporate loan products of Shinhan Bank based principally on their respective cost of funding and the expected loss rate based on a borrower’s credit risk. As of December 31, 2006, 65.81% of Shinhan Bank’s corporate loans with outstanding maturities of one year or more had interest rates that were not fixed but were variable in reference to Shinhan Bank’s market rate.

Shinhan Bank generally determines pricing of its corporate loans as follows:

Interest rate = (Shinhan Bank’s periodic market floating rate or reference rate) plus transaction cost plus a credit spread plus risk premium plus or minus a discretionary adjustment rate.

Depending on the situation and Shinhan Bank’s agreement with the borrower, Shinhan Bank may use either its periodic market floating rate or the reference rate as the base rate in calculating its pricing. As of December 31, 2006, Shinhan Bank’s periodic market floating rates (which are based on a base rate determined for three-month, six-month, one-year, two-year, three-year or five-year periods derived using Shinhan Bank’s market rate system) were 4.83% for three months, 4.94% for six months, 5.02% for one year, 5.09% for two years, 5.12% for three years and 5.18% for five years. As of the same date, Shinhan Bank’s reference rate was 8.75%.

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

Electronic Corporate Banking

Shinhan Bank launched its electronic corporate banking services connecting its corporate customers through dedicated subscriber lines in 1991. Shinhan Bank has since developed its electronic corporate banking services to offer to corporate customers a web-based total cash management service through “Shinhan Bizbank”. Shinhan

Bizbank supports all types of banking transactions from basic transaction history inquiries and fund transfers to opening letters of credit and trade finance. Products and services related to cash management include payment management, collection management, sales settlement service, acquisition settlement service, B2B settlement service, sweeping and pooling. By offering such information technology-related products and services such as purchase cards, loans for purchasing goods, e-biz loans, and a B2B settlement service, Shinhan Bank is able to continue to reinforce its image as one of the leaders in electronic corporate banking. Through the enhancement of Shinhan Bizbank and its cash management service, we intend to improve the support service system related to customer cash management. Shinhan Bank’s electronic corporate banking services are being integrated with the services Chohung Bank had developed prior to the merger. Shinhan Bizbank’s services were being used by approximately 245,163 corporations as of December 31, 2006 and, in 2005, its number of transactions and aggregate transaction amount were approximately 28,368,555 and W1,108,432 billion, respectively.

Treasury and Securities Investment

Through relevant departments at the newly merged Shinhan Bank, we engage in treasury and securities investment business, which involves, among other things, the following activities:

•	treasury;

•	securities investment and trading;

•	derivatives trading; and

•	international business.

Recent Regulatory Changes

The formation and operation of private equity funds were permitted as of October 5, 2004 under the Indirect Investment Asset Management Business Act. The purpose of a private equity fund is to provide diverse investment opportunities for qualified investors and to utilize funds in the market place for mergers and acquisitions or corporate restructuring. In April 2006, the Government amended the Presidential Decree of the Indirect Investment Asset Management Business Act and regulations thereunder in order to facilitate the formation and operation of private equity funds by lowering the required minimum equity investment, relaxing the mandatory investment ratio, allowing the value of the purchased shares of listed companies to be estimated by the purchase price of such shares reflecting control premium as well as its market price and allowing private equity funds to invest in non-performing loans. The key provisions of the Indirect Investment Asset Management Business Act relating to private equity funds are as follows:

•	A private equity fund is a limited partnership company that is incorporated in accordance with the Korean Commercial Code, which has not less than one general partner and not less than one limited partner.

•	The minimum value of the equity investment by limited partners is W1 billion for an individual investor or W2 billion for a legal entity.

•	Details of the private equity fund, such as its objective, name, location, term of existence, information concerning partners, a summary of the operation, shall be registered with the Financial Supervisory Service.

•	A private equity fund shall apply 50% of its assets (provided that, if the Fund (as defined under the Framework Act on Fund Management) is a partner and its method of contribution is other than as capital commitment, such contribution shall be excluded from the calculation of assets), within two years after capital injection by the partners, to (1) an investment in excess of 10% of the total number of shares issued by the target company, (2) an investment that makes it possible for the private equity fund to exercise de facto control over major corporate governance matters including appointments and dismissals of officers, (3) an investment in Investment Securities (as defined under the Indirect Investment Asset Management Business Act) issued by SOC Investment Companies (as defined under the Promotion of Social Overhead Capital Investment Act) or (4) an investment in securities or equities of Investment Purpose Companies (as defined under the Indirect Investment Asset Management Business Act) under the Indirect Investment Asset

Management Business Act. In addition, a private equity fund shall hold the acquired shares for at least six months following the date of investment.

•	As a special rule, if a private equity fund meets the above requirements for investment, for ten years from the date on which such requirements are met, (1) the provisions governing holding companies as provided in the Monopoly Regulation and Fair Trade Act shall not apply and (2) the private equity fund shall not be deemed a financial holding company as provided in the Financial Holding Companies Act.

In May 2005, the amendment to the Presidential Decree of the Indirect Investment Asset Management Business Act allowed a direct or indirect subsidiary of a financial holding company to invest as a limited partner in a private equity fund which is another direct or indirect subsidiary of the same financial holding company. Prior to such amendment, under the Financial Holding Companies Act, a direct or indirect subsidiary of a financial holding company was prohibited from acquiring the shares of another subsidiary of the same financial group.

In addition, pursuant to the amendment of the Presidential Decree of the Indirect Investment Asset Management Business Act and regulations thereunder in April 2006, in an effort to relax the regulatory barriers to the business of operating indirect investment, when the asset management companies operate indirect investment assets, such companies are allowed to engage in trading certain derivatives or borrowing Investment Securities (as defined under the Indirect Investment Asset Management Business Act), and the maximum limit by such companies to invest in notes issued by government-invested organization and in foreign loans has increased.

Furthermore, in March 2007, the Supervisory Regulations of the Indirect Investment Asset Management Business Act was amended to ease the restrictions on the methods of computing the net capital ratio for overseas subsidiaries in which a Korean asset management company holds 50% or more equity interest and the investment limits on subordinated debts.

Treasury

At Shinhan Bank, the Treasury Department provides funds to all of its business operations and ensures the liquidity of Shinhan Bank’s operation. To secure long-term stable funds, we use fixed and floating rate notes, debentures, structured financing, and other advanced funding methods. As for overseas funding, we constantly explore the feasibility of raising funds in currencies other than the U.S. dollar, such as Japanese Yen and the Euro. In addition, Shinhan Bank makes call loans and borrow call money in the short-term money market. Call loans are short-term lending among banks and financial institutions in either Korean Won or foreign currencies, in amounts exceeding W100 million, with maturities of 30 days or less. Typically, call loans have maturities of one day.

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

Derivatives Trading

We provide and trade a range of derivatives products. The derivatives products that we offer, through Shinhan Bank, include:

•	Interest rate swaps, options, and futures relating to Korean Won interest rate risks and LIBOR risks, respectively;

•	Cross-currency swaps largely for Korean Won against U.S. dollars, Japanese Yen and Euros;

•	Equity and equity-linked options;

•	Foreign currency forwards, swaps and options;

•	Commodity forwards, options and swaps;

•	Credit derivatives; and

•	KOSPI 200 indexed equity options.

Shinhan Bank’s trading volume in terms of notional amount was W102,226 billion, W179,762 billion and W356,190 billion, in 2004, 2005 and 2006, respectively, and prior to the merger, Chohung Bank’s trading volume in terms of notional amount was W151,482 billion and W186,761 billion in 2004 and 2005, respectively. Such derivative operations have focused on addressing the needs of our corporate clients to hedge their risk exposure and back-to-back derivatives entered into to hedge our risk exposure that results from such client contracts.

We also enter into derivative trading contracts to hedge the interest rate and foreign currency risk exposure that arise from our own assets and liabilities. Many of these non-trading derivative contracts, however, do not qualify for hedge accounting under U.S. GAAP and are accordingly accounted for as trading derivatives in the financial statements. In addition, on a limited basis, we engage in proprietary trading of derivatives within our regulated open position limits. See “— Description of Assets and Liabilities — Derivatives”.

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

Other Banking Services

The revenue-generating activities in other banking services of Shinhan Bank consist primarily of their respective trust account management services. As a result, our discussion in this subsection will focus on our trust account management services.

Trust Account Management Services

Overview

Our trust account management services offer trust accounts managed by the banking operations of Shinhan Bank consisting primarily of money trusts. In Korea, a money trust is a discretionary trust over which (except in the case of a specified money trust) we have investment discretion (subject to applicable law) and is commingled and managed jointly for each type of trust account. The specified money trusts are established on behalf of customers who give us specific directions as to the investment of trust assets. Trust account customers are typically individuals seeking higher rates of return than those offered by bank account deposits. Because there are fewer regulatory restrictions on trust accounts than on bank account deposits, including no deposit reserve requirements, we have historically been able to offer higher rates of return on trust account products than on bank account deposits. Trust account products, however, generally require higher minimum deposit amounts compared with comparable bank account deposit products. Assets of the trust accounts are invested primarily in securities and loans, except that a greater percentage of the assets of the trust accounts are invested in securities compared to the bank accounts because trust accounts generally require more liquid assets due to their limited funding source compared to bank accounts. As a result of the recent low interest environment, we have not been able to offer attractive rates of return on our trust account products.

Under Korean law, assets accepted in trust accounts are segregated from other assets of the trustee bank and are not available to satisfy the claims of the depositors or other creditors of such bank. Accordingly, trust accounts are accounted for and reported separately from the bank accounts. See “— Supervision and Regulation”. Trust accounts are regulated by the Trust Act, the Trust Business Act and the Indirect Investment Asset Management Business Act of Korea and most national commercial banks offer similar trust account products. We earn income from trust account management services, which is reflected in our accounts as net trust management fees. See “Item 5. Operating and Financial Review and Prospects — Operating Results — 2006 compared to 2005 — Noninterest Income”.

Under U.S. GAAP, generally, we have not consolidated trust accounts in our financial statements except for the Guaranteed Fixed Rate Trust Accounts or recognized the acquisition of such accounts in accordance with the purchase method of accounting due to the fact that these are not our assets but customer assets. As of December 31, 2004, 2005 and 2006, under Korean GAAP, Shinhan Bank had total trust assets of W14,099 billion, W15,386 billion and W23,750 billion,, respectively, comprised principally of securities investments of W4,855 billion, W5,422 billion and W10,130 billion, respectively, and loans in the principal amount of W357 billion, W291 billion and W391 billion,, respectively. Securities investments consisted of corporate bonds, government-related bonds and other securities, primarily commercial paper. As of December 31, 2004, 2005 and 2006 under Korean GAAP, equity securities constituted 6.0%, 4.3% and 5.0%, respectively, of our total trust assets. Loans made by trust accounts are similar in type to those made by our bank accounts, except that they are made only in Korean Won. As of December 31, 2004, 2005 and 2006, under Korean GAAP, approximately 65.1%, 68.5% and 89.8%, respectively, of the amount of loans from the trust accounts were collateralized or guaranteed. In making investment from funds received for each trust account, each trust product maintains investment guidelines applicable to each such product which sets forth, among other things, company, industry and security type limitations.

As of December 31, 2004 and 2005, under Korean GAAP, Chohung Bank had total trust assets of W4,634 billion and W6,289 billion, respectively, comprised principally of securities investments of W3,361 billion and W3,455 billion, respectively, and loans in the principal amount of W59 billion and W86 billion, respectively. As of December 31, 2004 and 2005, under Korean GAAP, equity securities constituted 10.1% and 7.0%, respectively, of Chohung Bank’s total trust assets. As of December 31, 2004 and 2005, under Korean GAAP, approximately 84.3% and 93.0%, respectively, of the amount of loans from the trust accounts of Chohung Bank were collateralized or guaranteed.

The balance of the money trusts managed by our trust account business was W12,192 billion as of December 31, 2006 under Korean GAAP, showing an increase of 23.9% compared to W9,837 billion as of December 31, 2005.

Trust Products

Our trust account management services offer individuals primarily two basic types of money trust accounts: guaranteed fixed rate trusts and variable rate trusts.

•	Guaranteed Fixed Rate Trust Accounts. Guaranteed fixed rate trust accounts offer customers a fixed-rate of return and guaranteed principal. We receive any amounts remaining after taking into account the guaranteed return and all expenses of the trust accounts, including provisions for valuation losses on equity securities, loan losses and special reserves. We maintain two types of guaranteed fixed rate trust accounts: general unspecified money trusts and development money trusts. Korean banks, including Shinhan Bank, have been restricted from establishing new general unspecified money trusts since January 1, 1996, and development money trusts effective January 1, 1999. As a result, the size of general unspecified money trusts and development money trusts has decreased substantially and most of development money trusts matured by the end of 2001 and most of general unspecified money trusts matured by the end of 2002. As of December 31, 2004, 2005 and 2006, under Korean GAAP, Shinhan Bank’s development money trusts amounted to W0.04 billion, W0.04 billion and W0.02 billion,, respectively, and general unspecified money trusts amounted to an aggregate of W0.2 billion, W0.2 billion and W9.6 billion, respectively. As of December 31, 2005, under Korean GAAP, Chohung Bank’s development trusts had no outstanding balance and general unspecified money trusts amounted to an aggregate of W9.1 billion. See Note 35 in the notes to our consolidated financial statements included in this annual report.

•	Variable Rate Trust Accounts. Variable rate trust accounts are trust accounts for which we do not guarantee the return on the trust account but, in certain instances described below, the principal of the trust account is guaranteed. In respect of variable rate trust accounts, we are entitled to receive fixed rate of trust fees. We

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

Payments from Bank Accounts to Guaranteed Fixed Rate Trust Accounts.  If income from a guaranteed fixed rate trust account is insufficient to pay the guaranteed amount, such deficiency must be satisfied from (i) first, special reserves maintained in such trust accounts, (ii) secondly, trust fees and (iii) lastly, funds transferred from the bank accounts of Shinhan Bank, as the case may be. Chohung Bank recorded zero or a negligible amount of such obligations as of December 31, 2004 and 2005. Shinhan Bank made no such payments from its bank accounts to cover such deficiencies during 2004, 2005 and recorded an obligation of W0.1 billion as of December 31, 2006, primarily due to a decrease in the balance of Shinhan Bank’s guaranteed fixed rate trust accounts, which resulted from the legal prohibition against providing such accounts beginning in 1996 with respect to general unspecified money trusts and beginning in 1999 for development money trusts, as well as the improving economic condition in Korea. The decrease in the balance of Shinhan Bank’s guaranteed fixed rate trust accounts, in turn, has generally translated into a decrease in non-performing credits. There can be no assurance, however, that such transfers will not be required in the future.

Distribution Channels and Marketing

We distribute our trust products primarily through the branch network of our retail banking services. See “— Our Branch Network and Distribution Channels” above.

Recent Regulatory Developments

Under the Indirect Investment Asset Management Business Act, which took effect on January 5, 2004, all banks engaged in the money trust business (except for specified money trust business) based on their approval received under the Trust Business Act had to qualify as an asset management company by July 5, 2004 and are not permitted to offer unspecified money trust products after such date (except under certain limited circumstances). Once a bank qualifies as an asset management company under the Indirect Investment Asset Management Business Act, such bank may continue to engage in the investment trust business as long as it is limited to investment trust products and does not include unspecified money trust products. As a result, we ceased offering unspecified money trust account products from our banking subsidiaries and instead began to offer products developed by our asset management business that fulfills the requirements as an asset management company.

The Act on the Structural Improvement of the Financial Industry was amended in January 2007 and took effect in April 2007, which, among others, (i) permitted the ratification of a shareholding by a financial institution of a non-financial company’s shares beyond the prescribed limit under exceptional circumstances, such as capital reduction, (ii) specified the standards for approving such excessive shareholding and (iii) imposed a penalty on those who do not comply with the order by the Financial Supervisory Services as to the disposition of such excessive holdings.

Credit Card Services

Overview

As of December 31, 2006, our total credit card balance outstanding was W3,924 billion, or 3.20% of our total loans outstanding as of the same date.

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

Upon the merger of the two banks in April 2006, we split off the credit card services division of Chohung Bank and merged it into Shinhan Card. Following such split-merger, Shinhan Card had, as of April 3, 2006, W4 trillion in assets, W25 trillion in total credit card use (excluding corporate cards) and 5.2 million customers ranking fourth among credit card service providers (including banks) in terms of the total credit card use.

In February 2007, we acquired the controlling equity interest in LG Card, the largest credit card company in Korea in terms of the number of cardholders. As of December 31, 2006, LG Card had W9.6 trillion in assets, W55 trillion in total credit card use (excluding corporate cards) and 12 million customers ranking first among credit card service providers (including banks) in terms of the total credit card use. We believe that the acquisition of LG Card will help to significantly increase our market share in the Korea credit card industry and diversify our revenue sources from our non-banking operations. In addition, in light of the improving credit quality of the cardholders in line with the general improvements of the Korean economy and the expanded opportunities for credit card use for payments of utilities, we believe that our credit card business will improve its profitability.

After experiencing a boom as a result of government initiatives designed to promote the use of credit cards, such as providing tax benefits to businesses that accept credit cards and tax deductions for consumers up to certain amounts charged to credit cards, since mid-2002, the Korean credit card industry has suffered setbacks when credit card delinquencies began to increase and concerns arose regarding the rapid growth in credit card usage and significant deterioration in asset quality. Throughout 2002 and during the first half of 2003, the Financial Supervisory Commission strengthened regulations designed to address these concerns relating to the credit card industry. Since 2006, the industry has seen an increase in the use of lump-sum card purchases, whereas the card with higher default risk, such as card loans and cash advances, have been on the decline, in each case as a percentage of the total card use.

See “Item 3. Key Information — Risk Factors — Risks Relating to Our Credit Card Business” and “Item 4. Information on the Company — Supervision and Regulation”.

Products and Services

We offer a variety of credit card products and services that target select customer profiles and focus on:

•	offering cards that provide additional benefits such as frequent flyer miles and reward program points that can be redeemed by the customer for complementary services, prizes and cash;

•	offering gold cards, platinum cards and other preferential members’ cards which have higher credit limits and provide additional services in return for higher annual membership fees;

•	acquiring new customers through strategic alliances and cross-marketing with wholesalers and retailers;

•	encouraging increased use of credit cards by existing customers through special offers for dormant customers;

•	introducing new features to preferred customers, such as revolving credit cards, travel services and insurance;

•	developing fraud detection and security systems to prevent the misuse of credit cards and to encourage the use of credit cards over the Internet;

•	providing loans to consumers for the installment purchase of expensive items such as automobiles based on an individual consumer’s credit rating; and

•	issuing smart cards and preparing for a cardless business environment in which customers can use credit cards to make purchases by phone or over the Internet.

Cardholders have several options for repayment of balances as follows:

•	general purchases of goods and services on credit, which are repayable on a lump-sum basis at the end of a monthly billing cycle;

•	installment purchases, which require payment approximately within 18 to 48 days after purchase and are repayable on an even-payment installment basis over a period of time ranging from two months to two years and generally accrue interest;

•	cash advances, which are repayable on a lump-sum basis at the end of a monthly billing cycle and generally accrue interest effective annual rates of approximately 9.8% to 26.8%; and

•	payments on a revolving payment basis, which allow customers to roll over their balance into a revolving basis with fixed minimum percentage or amount of the total outstanding balance.

Credit card loans are generally unsecured, have initial maturities of one year and currently accrue interest at the effective annual rates of approximately 9.8% to 17.8%.

Income from the credit card business consists of annual fees paid by cardholders, installment purchase fees, cash advance fees, interest on late and deferred payments and fees paid by merchants, with fees from merchants and cash advance fees constituting the largest source. Merchant discount fees, which are processing charges on the merchants, can be up to 4.5% of the purchased amount depending on the merchant used, with the average charge being 2.3% in 2006.

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

In certain cases, credit card companies in Korea, including Shinhan Card, have been allowed to rewrite delinquent credit card balances for purchase and cash advance as credit card loans. Shinhan Card has historically rewritten a small number of card balances as a means of maximizing collection related to a relatively small number of borrowers who are suffering from temporary financial difficulties where it believes it is probable that all or substantially all principal and interest will ultimately be recovered. Prior to the split-merger, Shinhan Card offered the borrower the option of either repaying the rewritten balance either on a monthly installment basis over five years or as a term loan due at the end of one year while credit card customers of Chohung Bank could apply for entry into the rewritten loan program when the loan balance is past due one month or more. Following the split-merger, Shinhan Card currently provides two repayment programs: (1) the installment repayment program, under which a cardholder with an account which has been delinquent for less than four months repays at least 90% of the original amount owed within a period chosen by such cardholder (provided that the period is between two to 36 months); and (2) the “re-aged” loan program, under which a qualified cardholder with a guarantor or security repays the full original principal amount, whereas a cardholder without a guarantor or security repays at least 90% of the original full amount owed, in both instances within a maximum period of five years. Except in limited circumstances, borrowers applying for entry into this program in general are required to secure one or more guarantors meeting certain asset and credit quality criteria. In general, rewritten credit card loans are due at the end of one year. Shinhan Card segregates this portfolio for performance measurement and monitoring purposes due to the higher credit risk. The balance of rewritten loans of Shinhan Card were W9 billion, W4 billion and W98 billion as of December 31, 2004, 2005 and 2006 respectively, against which we recognized an allowance of W2 billion, W1 billion and W20 billion, respectively. The balance of rewritten loans of Chohung Bank were W495 billion and W269 billion as of December 31, 2004 and 2005, respectively, against which Chohung Bank made an allowance of W180 billion and W99 billion, respectively. See “— Financial and Statistical Information” below. The balance of such rewritten loans has been decreasing since Shinhan Card provides rewritten loans on a very limited basis.

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

	As of December 31,
	2004	2005	2006(3)
	(In thousands, except percentages)

Shinhan Card:
Number of credit card holders	3,002	3,467	5,256
Personal accounts	2,905	3,370	4,767
Corporate accounts	97	96	489
Active ratio(1)	50.7%	63.8%	66.6%
Number of merchants	2,513	2,934	3,107
Chohung Bank:
Number of credit card holders	2,819	2,494	N/A
Personal accounts	2,756	2,434	N/A
Corporate accounts	63	60	N/A
Active ratio(1)	50.9%	56.4%	N/A
Number of merchants(2)	2,165	2,225	N/A
LG Card:
Number of credit card holders	11,916	11,647	11,988
Personal accounts	11,863	11,589	11,954
Corporate accounts	53	58	34
Active ratio(1)	56.2%	59.5%	60.6%
Number of merchants(2)	3,550	3,930	4,350

N/A = Not applicable

Notes:

(1)	Represents the ratio of accounts used at least once within the last six months to total accounts as of year end.

(2)	Represents the number of merchants of BC Card’s merchant network.

(3)	For 2006, the information for Shinhan Bank and Chohung Bank is presented on a combined basis to reflect the merger of the two banks in April 2006.

As of December 31, 2006, Shinhan Card had approximately 5,256,000 card customers, which represents an increase of approximately 1,789,000 customers from approximately 3,467,000 as of December 31, 2005. As of December 31, 2005, Chohung Bank had approximately 2,494,000 credit card customers. Of all the customers outstanding as of December 31, 2006, the number of platinum and gold card members, whose higher creditworthiness entitles them to certain benefits, was approximately 2,246,204.

The number of Shinhan Card’s merchants also increased to approximately 3,107,000 as of December 31, 2006 from approximately 2,934,000 as of December 31, 2005. The number of merchants that used Chohung Bank’s credit card division was approximately 2,225,000 as of December 31, 2005.

Financial and Statistical Information

The following table sets forth certain financial and statistical information relating to the credit card operations of Shinhan Card, Chohung Bank and LG Card as of the dates or for the period indicated. LG Card became our subsidiary in March 2007.

Shinhan Card and Chohung Bank:

	As of or for the Year Ended December 31,
	2004				2005				2006
	Shinhan		Chohung		Shinhan		Chohung		Shinhan
	Card		Bank(1)		Card		Bank(1)		Card(13)
	(In billions of Won, except percentages)

Interest income:
Installments	W	40	W	84	W	49	W	64	W	72
Cash advances		30		212		111		181		189
Card loans(2)		34		97		30		60		62
Annual membership		2		5		9		4		9
Revolving(3)		6		71		6		49		33
Late payments		6		11		18		15		14

Total	W	118	W	480	W	223	W	373	W	379

Credit card fees:
Merchant fees(4)	W	146	W	200	W	188	W	211	W	430
Other fees		8		2		10		5		12

Total	W	154	W	202	W	198	W	216	W	442

Charge volume:(5)
General purchases	W	4,835	W	5,519	W	6,255	W	6,039	W	15,365
Installment purchases		1,247		2,099		1,650		2,003		3,721
Cash advances		4,355		6,875		3,488		5,564		8,296

Total	W	10,437	W	14,493	W	11,393	W	13,606	W	27,382

Outstanding balance (at year end):(6)
General purchases	W	456	W	538	W	539	W	528	W	1,128
Installment purchases		292		563		333		497		869
Cash advances		474		653		423		575		860
Revolving purchases		158		200		89		199		294
Card loans		233		529		255		289		525
Others		376		213		284		190		204

Total	W	1,989	W	2,696	W	1,923	W	2,278	W	3,880

Average balance	W	2,186	W	3,288	W	1,916	W	2,618	W	3,535

	As of or for the Year Ended December 31,
	2004				2005				2006
	Shinhan		Chohung		Shinhan		Chohung		Shinhan
	Card		Bank(1)		Card		Bank(1)		Card(13)
	(In billions of Won, except percentages)

Delinquent balances:(7)
From 1 day to 1 month	W	67	W	109	W	49	W	92	W	147
Over 1 month:
From 1 month to 3 months	W	35	W	71	W	17	W	31	W	36
From 3 months to 6 months		38		44		18		29		42
Over 6 months		—		—		—		—		—

Sub-total		73		115		35		60		78

Total	W	140	W	224	W	84	W	152	W	225

Delinquency ratios:(8)
From 1 day to 1 month		3.37%		4.04%		2.53%		4.04%		3.79%
Over 1 month:
From 1 month to 3 months		1.76%		2.63%		0.87%		1.34%		0.93%
From 3 months to 6 months		1.91		1.63		0.95		1.30		1.08%
Over 6 months(9)		—		—		—		—		—

Sub-total		3.67		4.27		1.82		2.64		2.01%

Total		7.04%		8.33%		4.36%		6.68%		5.80%

Rewritten loans(10)	W	9	W	495	W	4	W	269	W	98
Gross charge-offs	W	223	W	649	W	94	W	227	W	209
Recoveries		20		35		25		47		69

Net charge-offs	W	203	W	614	W	69	W	180	W	140

Gross charge-off ratio(11)		10.20%		19.74%		4.92%		8.66%		5.91%
Net charge-off ratio(12)		9.29%		18.67%		3.62%		6.87%		3.96%

LG Card (14):

	As of or for the Year Ended December 31,
	2004		2005		2006
	(In billions of Won, except percentages)

Operation revenue:
Credit card income	W	2,010	W	1,693	W	1,707
Installation financing income		184		93		109
Credit financing income		940		754		722
Others		71		61		84

Total	W	3,205	W	2,601	W	2,622

Charge volume:
General purchases	W	18,542	W	19,971	W	23,125
Installment purchases		6,810		7,584		9,446
Revolving purchases		30		2,252		5,643
Cash advances		23,919		20,619		17,262
Installment financing		428		561		912
Credit financing		2,223		2,970		3,813
Others		66		265		436

Total	W	52,018	W	54,222	W	60,637

Outstanding balance (a year end):(6)
Credit card receivables, net	W	6,360	W	6,917	W	7,457
Installment receivables, net		875		658		965
Loans receivables, net		4,665		3,325		2,932
Others		291		347		576

Total	W	12,191	W	11,247	W	11,930

Notes:

(1)	Represents the credit card business of Chohung Bank, consisting of both BC Card and “Forever” Card, which we acquired in 2003. Effective as of April 3, 2006, the credit card division of Chohung Bank was split off and merged into Shinhan Card.

(2)	Card loans consist of loans that are provided on either a secured or unsecured basis to cardholders upon prior agreement. Payment of principal, fees and interest on such a loan can be due either in one payment or in installments after a fixed period.

(3)	Revolving purchases were introduced in October 1998 for certain creditworthy credit card customers (e.g., customers who have not been delinquent for more than three times in the past one year) of Shinhan Card and in March 25, 2000 for certain creditworthy credit card customers of Chohung Bank.

(4)	Merchant discount fees consist of merchant membership and maintenance fees, charges associated with prepayment by Shinhan Card or Chohung Bank (on behalf of customers) of sales proceeds to merchants, processing fees relating to sales and membership applications.

(5)	Represents the aggregate cumulative amount charged during the year.

(6)	Represents amounts before allowance for loan losses.

(7)	Includes the unbilled balances of installment purchases.

(8)	Represents the ratio of delinquent balances to outstanding balances for the year.

(9)	Our charge-off policy for Shinhan Card (and Chohung Bank prior to the split-merger of its credit card division into Shinhan Card) has been to charge off all credit card balances which are 180 days past due. LG Card’s charge-off policy is to charge off all credit card balances which are 180 days past due.

(10)	Represents delinquent credit card balances for purchase and cash advance which have been rewritten as credit card loans, thereby reducing the balance of delinquent accounts.

(11)	Represents the ratio of gross charge-offs for the year to average balance for the year.

(12)	Represents the ratio of net charge-offs for the year to average balances for the year.

(13)	Does not include the information for the credit card division of Chohung Bank from January 1, 2006 to March 31, 2006.

(14)	Presented on the Korean GAAP basis.

Supervisory Statistical Information prepared in accordance with Korean GAAP

Due to the rapid increase in consumer debt in Korea in recent years, the Korean government has adopted a series of regulations designed to restrain the rate of growth in, and delinquencies of, cash advances, credit card loans and credit card usage generally and to strengthen the reporting of, and compliance with, credit quality indexes. The Financial Supervisory Commission and the Financial Supervisory Service have announced a number of changes to the rules governing the reporting of credit card balances, as well as the procedures governing which persons may receive credit cards. In addition, the Korean government has also revised the calculation formula for capital adequacy ratios and delinquency ratios applicable to credit card companies, imposing sanctions against credit card companies with capital adequacy ratios of 8% or below and/or delinquency ratios of 10% or above. These computations are all based on financial information prepared in accordance with Korean GAAP, as required by regulatory guidelines, which differs significantly from U.S. GAAP. As of December 31, 2004, 2005 and 2006, under Korean GAAP, Shinhan Card’s delinquent balances (defined as credit card accounts delinquent for over 30 days) were W121 billion, W57 billion and W92 billion, respectively, representing delinquency ratios (defined as the ratio of delinquent balances to outstanding balances) of 6.03%, 2.96% and 2.84%, respectively. As of December 31, 2004 and 2005, calculated on the same basis, Chohung Bank’s delinquent credit card balances were W97 billion and W51 billion, respectively, representing delinquency ratios of 3.60% and 2.25%, respectively. In certain cases, credit card companies in Korea have been allowed to rewrite delinquent credit card balances for purchase and cash advance as credit card loans, thereby reducing the balance of delinquent accounts. As of December 31, 2004, 2005 and 2006, calculated on the same basis, LG Card’s delinquent balances were W1,455 billion, W619 billion and W516 billion, respectively, representing delinquency ratios (defined as the ratio of delinquent balances to outstanding balances) of 13.50%,6.18% and 5.09%, respectively. Shinhan Card’s delinquent credit card balances that were rewritten as loans as of December 31, 2004, 2005 and 2006, under Korean GAAP, were W10 billion, W4 billion and W99 billion, respectively. Chohung Bank’s delinquent credit card balances that were rewritten as loans as of December 31, 2004 and 2005, under Korean GAAP, were W497 billion and W270 billion, respectively. LG Card’s delinquent credit card balances that were rewritten as loans as of December 31, 2004, 2005 and 2006, under Korean GAAP, were W3,398 billion, W1,731 billion and W1,043 billion, respectively. Net charge-offs for Shinhan Card, under Korean GAAP, during 2004, 2005 and 2006 were W212 billion, W88 billion and W111 billion, respectively, representing net charge-off ratios (defined as the ratio of net charge-offs for the year to average balances for the year) of 9.70%, 5.07% and 3.31%, respectively. Net charge-offs for Chohung Bank, under Korean GAAP, during 2004 and 2005 were W625 billion and W180 billion, respectively, representing net charge-off ratios (defined as the ratio of net charge-offs for the year to average balance for the year) of 9.88% and 6.90%, respectively. As of December 31, 2006, Shinhan Card’s adjusted equity capital ratio was 17.47%.

Recent Regulatory Changes

According to regulations under the Specialized Credit Financial Business Act, as amended on June 16, 2004, the formula for calculating capital adequacy ratios for each credit card company was revised to increase the proportion of “adjusted total assets” by including certain risk-weighted asset-backed securitization assets which may incur contingent liability. In addition, the Financial Supervisory Service changed the standards for calculating the delinquency ratios by including delinquent balances that were rewritten as credit card loans in the calculation of such ratios as if such underwriting of rewritten loans had not occurred (referred to as “substantial delinquency ratio”

herein). This resulted in credit card companies and credit card businesses of commercial banks reporting higher delinquency ratios in 2004 as compared to prior years, despite the improvement in asset quality of credit card assets. On a pro forma basis, the substantial delinquency ratios for the Korean credit card industry as announced by the Financial Supervisory Service were 18.25% as of December 31, 2004, 13.27% as of June 30, 2005, 10.05% as of December 31, 2005, 6.5% as of June 30, 2006, 4.58% as of December 31, 2006 and 4.37% as of March 31, 2007.

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

Personal Workout and Debt Forgiveness Program

In an effort to resolve the problems caused by consumer credit delinquencies, the Korean government established Hanmaum Financial Company and the Credit Counseling & Recovery Service on May 20, 2004. Hanmaum Financial Company is a so-called “bad bank”, a type of private asset management company that acquires non-performing assets from banks and other financial institutions for the purpose of providing long-term financial aid to certain qualified delinquent consumers who apply for this program to enable them to pay off their financial debts. After restructuring delinquent debts of approximately 170,000 consumers, Hanmaum Financial Company was wound down. The Korean government established a second bad bank known as “Himangmoah” in May 2005 to aid the delinquent consumers who did not benefit from Hanmaum Financial Company despite being qualified to do so. The second bad bank provides relief by collecting 3% of the debt amount in advance, allowing delinquent cardholders to repay their delinquent debts within eight years. The second bad bank raises its funds to purchase the delinquent debts from financial institutions through a special purpose company in an asset-backed securitization transaction. The second bad bank distributes the debt amount collected in excess of the initial purchase price to the selling financial institutions. At this time, we cannot accurately predict the number of applicants and amounts subject to the second bad bank program. To the extent the second bad bank achieves less-than-expected level of collection of, and recovery on, non-performing assets, commercial banks and credit card companies, including Shinhan Bank and Shinhan Card , may realize less gains from recoveries.

Unlike the “bad bank” program that provides loans directly to consumers, the Credit Counseling & Recovery Service has adopted an individual workout program. For delinquent consumers who are deemed to be capable of repaying their debts, the Credit Counseling & Recovery Service will, pursuant to an agreement with the creditor financial institution, provide opportunities to repay in installments, provide repayment grace periods, reduce debt amounts, or extend the maturity date of the debts. Currently, a substantial number of financial institutions, including banks and insurance companies, are parties to the Credit Recovery Support Agreement, pursuant to which such financial institutions, have agreed to provide such support described above to those consumers who meet the following qualifications: (i) income exceeding minimum living expenses promulgated by the Ministry of Health and Welfare of Korea, (ii) debt not exceeding W500 million in total amount, and (iii) official records being on file at Korea Federation of Banks as to the default status of debt. Each application for credit recovery is reviewed by the Credit Counseling & Recovery Service and approval of each application requires the approval by creditors representing at least one-half of the unsecured debt amount and at least two-thirds of the secured debt amount.

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

The Debtor Rehabilitation and Bankruptcy Act, promulgated on March. 31, 2005 and effective as of April 1, 2006, consolidated all existing bankruptcy-related laws in Korea, namely, the Corporate Reorganization Act, the Composition Act, the Bankruptcy Act and the Individual Debtor Recovery Act. See “— Description of Assets and Liabilities — Loans — Credit Exposures to Companies in Workout, Court Receivership and Composition”.

Securities Brokerage Services

Overview

Through Good Morning Shinhan Securities, our securities brokerage subsidiary, we provide a full range of brokerage services, including investment advice and financial planning, to our retail customers as well as international and institutional brokerage services to our corporate customers. As of December 31, 2006, our market share was approximately 5.7% in the Korean equity brokerage market and is ranked seventh in the industry in terms of brokerage volume.

Recent Regulatory Changes

The Presidential Decree of the Securities and Exchange Act and regulations thereof, recently amended the scope of securities to include derivative securities (including, without limitation, credit linked derivative securities) and equity of limited partnerships such as private equity funds. Furthermore, securities company can provide trust account management services in accordance with the Trust Business Act. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Securities Companies”. Good Morning Shinhan Securities is taking steps to provide the trust account management services.

Products and Services

We offer a variety of financial and advisory services through three main business groups of Good Morning Shinhan Securities, consisting of the Retail Business Group, the Wholesale Business Group and the Trading/Derivative Business Group.

•	Retail Business Group provides equity and bond brokerage, investment advisory and financial planning services to retail customers, with a focus on high net worth individuals. In 2006, revenues generated by the Retail Business Division represented approximately 85% of total revenues of our Securities Brokerage Services in 2006. The Retail Business Division earns fees by managing client assets as well as commissions as a broker for our clients in the purchase and sale of securities. In addition, we generate net interest revenue by financing customers’ securities transactions and other borrowing needs through security-based lending and also receive commissions and other sales and service revenues through the sale of proprietary and third-party mutual funds.

•	Wholesale Business Group offers a variety of brokerage services, including brokerage of corporate bonds, futures and options, to our institutional and international customers. In addition, through our research center with more than 50 research analysts, we produce equity, bonds and derivatives research to serve both institutional and international investor clients. This group also provides research and investment banking services, including capital markets and mergers and acquisitions advisory services.

•	Trading/Derivative Business Group offers a wide array of investment banking services, including selling institutional financial products and trading equity and derivatives and, to a lesser extent, M&A advisory and underwriting, to our corporate customers.

Other Services

Through our other operating subsidiaries, we also provide leasing and equipment financing, investment trust management, regional banking and investment banking and advisory services. In addition, we have also established a bancassurance joint venture to offer life insurance and other insurance-related products and services following deregulation of this industry in September 2003. In December 2005, we also acquired an insurance company to offer a diversified range of life insurance products in addition to bancassurance services. See “— Life Insurance” below.

Leasing and Equipment Financing

We provide leasing and equipment financing services to our corporate customers through Shinhan Capital, our leasing subsidiary. Established as a leasing company in 1991, Shinhan Capital provides customers with leasing, installment financing and new technology financing.

As of December 31, 2006, Shinhan Capital’s total assets were W1,949 billion, showing a W548 billion increase from the previous year. In particular, our operating assets increased from W1,091 billion in 2004 to W1,287 billion in 2005 and to W1,840 billion in 2006. We believe that our strength is in leasing of ships, printing machines, automobiles and other specialty items. We continue to diversify our revenue base from this business by expanding our services, as demonstrated by our acting as corporate restructuring company for financially troubled companies beginning in 2002 and financing provided to real estate projects and infrastructure investments. Shinhan Capital’s profitability continued to improve and stabilize gradually over the past few years. Shinhan Capital’s operating income increased from W221 billion in 2004 and to W222 billion in 2005 but decreased to W200 billion in 2006, and its net income increased from W23 billion in 2004 to W37 billion in 2005 and W48 billion in 2006.

Asset Management and Investment Trust Services

In addition to personalized wealth management services provided by our private banking and securities brokerage services, we also engage two professional asset management companies, Shinhan BNP Paribas Investment Trust Management, our joint venture with BNP Paribas, and SH Asset Management, our subsidiary, to provide our customers with fund management services and offer them with new investment products. The investment products offered by these two companies include equity and equity-linked funds, fixed-income funds and alternative investment products. As a joint venture with BNP Paribas Asset Management, Shinhan BNP Paribas Investment Trust Management uses the expertise of BNP Paribas to offer local as well as international products while SH Asset Management focuses on traditional local market products.

The asset management industry in Korea is under transformation due to a number of regulatory and market factors. In 2004, the Korean government enacted the Act on the Business of Operating Indirect Investment and Asset, which removed and curtailed many existing restrictions on investment products and improved the corporate governance structure and operational transparency of the asset management companies for the benefit of the investors. As a result, an increasing number of retail investors began to use the investment management services of the asset management companies. The Korean government continues to deregulate the financial industry in Korea, which has significantly broadened the scope of investment products that the asset management companies may offer to its customers. In addition, the recent proliferation of corporate pension plans in Korea has led to a greater infusion of funds to the asset management companies, which as a result have been able to benefit from economies of scale and offer a broader range of products at competitive returns. The continued low interest rate and the government policy to hold down real estate prices have also contributed to a growing interest among retail investors in the investment products offered by the asset management companies.

We believe these trends will contribute to the growth and improved profitability of our asset management affiliates, notwithstanding the growing competition in the asset management industry, which has been driven in part by the entry into the industry by large overseas financial institutions with well-known global brands. In terms of the size of assets managed. Shinhan BNP Paribas Investment Trust Management’s total assets under management grew from W7,353 billion as of the end of 2005 to W8,511 billion as of the end of 2006 to and SH Asset Management from W7,788 billion as of the end of 2005 to W11,041 billion as of the end of 2006.

Regional Banking Services

In April 2002, pursuant to a stock purchase agreement with Korea Deposit Insurance Corporation, we acquired a majority interest in Jeju Bank, which is engaged in providing commercial banking services on a regional basis, primarily on Jeju Island of Korea, through its network of 32 branches. As of December 31, 2006, Jeju Bank had total assets, total liabilities and total stockholders’ equity of W2,482 billion, W2,350 billion and W132 billion, respectively.

Investment Banking and Advisory Services

In addition to the investment banking services provided by the Investment Banking Department of Shinhan Bank and the Capital Markets Division of Good Morning Shinhan Securities, we also provide a variety of investment banking and advisory services through Shinhan Macquarie Financial Advisory, our 51:49 joint venture with Macquarie Bank of Australia. The advisory services offered by Shinhan Macquarie Financial Advisory (“SMFA”) include project and infrastructure finance, capital and debt raisings, corporate finance advisory, structured finance, mergers and acquisitions, cross-border leasing and infrastructure and specialized fund management advisory services. Since its inception SMFA has grown to become one of the leading infrastructure-related financial advisory companies. During the year ended December 31, 2006, we derived total revenues of W22 billion from advisory activities.

Bancassurance

The bancassurance market grew significantly in 2003 and 2004 as the banks took aggressive steps to establish market shares, but this growth slowed in 2005 and 2006 due to substantial market saturation. We expect that the bancassurance market will find an opportunity to grow again in 2008 when insurance companies are expected to be permitted to offer additional product types of health and life insurance and automobile insurance as a result of further deregulation of the insurance industry.

We offer bancassurance services primarily through SH&C Life Insurance, a 50:50 joint venture with Cardif S.A., an insurance arm of the BNP Paribas Group, which has developed various bancassurance products for our banking customers in part based on the expertise on the French bancassurance market provided by Cardif S.A. Largely due to synergy effects from our group-wide marketing and sales channels and its investment products focused on savings and investment rather than the traditional form of insurance only, SH&C Life Insurance’s total premium income grew from W36 billion in fiscal year 2004 to W48 billion in fiscal year 2005 and W47 billion in fiscal year 2006. The fiscal year of SH&C Life Insurance ends on March 31. In addition, SH&C Life Insurance offers bancassurance products at other institutions such as Standard Charter Bank, Prudential Securities and other regional banks and is also a leading provider of variable savings products in Korea.

Life Insurance

Shinhan Life Insurance, a mid-tier insurance company with diversified distribution channels with balanced growth in the number of financial planners, telemarketers, account managers and bancassurance specialists, became our subsidiary on December 13, 2005. Shinhan Life Insurance has a leading telemarketing channel in the industry.

As of December 31, 2006, Shinhan Life Insurance’s total assets were W6,226 billion, which increased from W5,129 billion as of December 31, 2005 and W4,056 billion as of December 31, 2004. Based on the insurance premium received during its fiscal year 2006, Shinhan Life Insurance ranked sixth among the 22 life insurance companies in Korea.

We expect the insurance premium received by Shinhan Life Insurance to increase as a result of growing demands for both investment-type and annuity-type products and potential synergy effects from interactions between Shinhan Life Insurance and our other subsidiaries.

Loan Collection and Credit Reporting

In order to centralize our loan collection, on July 8, 2002, we established Shinhan Credit Information Co. Ltd., our wholly-owned subsidiary engaged in credit collection and credit reporting. Shinhan Credit Information is capable of managing and collecting bad loans generated by our subsidiaries to improve our overall asset quality. We plan to expand Shinhan Credit Information’s services to such areas as credit reporting, credit inquiry, credit card rating, civil application/petition services, lease and rental research and advisory and consulting services related to non-performing loan management. For the year ended December 31, 2006, our total revenues from this operation were W27 billion.

Information Technology

We believe that a sophisticated information technology system is crucial in supporting our operations management and providing high quality customer service. We employ a total of approximately 1,070 employees and plan to spend approximately W534 billion in connection with updating and integrating our information technology system by the end of 2007.

In order to maximize synergy among our subsidiaries, we are currently continuing to build and implement a single enterprise information technology system known as “enterprise data warehouse” for our subsidiaries. In addition, we are currently continuing to upgrade the information technology systems for each of our subsidiaries to enhance the quality of our customer service specific to such subsidiary. We are currently in the process of integrating the information systems of LG Card and Shinhan Card, which is currently scheduled to be completed by the end of 2008. We are also currently in the planning stage for the implementation of improved systems for our other subsidiaries, including Good Morning Shinhan Securities and Shinhan Life Insurance, with 2009 as the target completion date.

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

Our information technology system for each of our subsidiaries is currently backed up on a real time basis. We have established a completely duplicative back-up IT system in different locations in Korea, depending on the subsidiary, to provide a back-up system in the event of any system failure of our primary information technology center located in the suburbs of Seoul. See “— Properties”. Our information technology system at the group level is currently able to fully resume operation within an hour even in the case of a complete disruption of the information technology system at our headquarters.

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

Loans

As of December 31, 2006, our total gross loan portfolio was W122,446 billion, which represented an increase of 15.68% from W105,848 at December 31, 2005. The increase in the portfolio primarily reflects an increase in the mortgage and home equity loans and other commercial loans.

Loan Types

The following table presents our loans by type for the periods indicated. Except where specified otherwise, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2002		2003		2004		2005		2006
	(In billions of Won)

Corporate
Commercial and industrial(1)	W	1 5,800	W	35,617	W	35,653	W	35,728	W	40,063
Other commercial(2)		9,352		17,378		17,988		21,409		27,319
Lease financing		636		1,091		981		754		585

Total — Corporate		25,788		54,086		54,622		57,891		67,967

Consumer
Mortgages and home equity		11,539		20,517		22,180		25,840		30,097
Other consumer(3)		4,962		14,580		15,546		17,875		20,458
Credit cards		2,763		6,112		4,732		4,242		3,924

Total — Consumer		19,264		41,209		42,458		47,957		54,479

Total gross loans(4)	W	45,052	W	95,295	W	97,080	W	105,848	W	122,446

Notes:

(1)	Consists primarily of working capital loans, general purpose loans, bills purchased, trade-related notes and inter-bank loans.

(2)	Consists primarily of privately placed bonds, credit facility drawdowns and purchases of commercial paper or notes at a discount from its customers with recourse.

(3)	Consists of general unsecured loans and loans secured by collateral other than housing to retail customers.

(4)	As of December 31, 2004, 2005 and 2006, approximately 89.4%, 90.6% and 89.8% of our total gross loans, respectively, were Won-denominated.

Loan Concentrations

On a consolidated basis, our exposure to any single borrower and exposure to any single group of companies belonging to the same conglomerate is limited by law to 20% and 25%, respectively, of the Net Total Equity Capital Credit under Korean GAAP (as defined in “— Supervision and Regulation”).

Twenty Largest Exposures by Borrower

As of December 31, 2006, our twenty largest exposures, consisting of loans, securities and guarantees and acceptances, totaled W24,016 billion and accounted for 15.11% of our total exposures. The following table sets forth our total exposures to these top twenty borrowers as of December 31, 2006.

													Impaired
													Loans and
			Loans in						Guarantees				Guarantees
	Loans in		Foreign		Equity		Debt		and		Total		and
	Won		Currency		Securities		Securities		Acceptances		Exposure		Acceptances
	(In billions of Won)

The Bank of Korea	W	—	W	—	W	—	W	6,653	W	—	W	6,653	W	—
Ministry of Finance and Economy		—		—		—		3,375		—		3,375		—
Korea Deposit Insurance Corporation		33		—		2,187		—		—		2,220		—
Industrial Bank of Korea		—		—		4		1,213		—		1,217		—
Korea Development Bank		—		—		3		1,063		—		1,066		—
Samsung Card		325		19				683		4		1,031		—
Samsung Electronics		—		505		146		18		285		954		—
Kookmin Bank		66		—		16		823		—		905		—
LG Card		218		—		520		116		—		854		—
Military Mutual Aid Association		665		—		—		—		—		665		—
SK Networks		259		50		218		—		92		619		—
SK Corporation		213		84		150		45		110		602		—
SH Corporation		540		—		—		30		—		570		—
Woori Bank		—		—		—		565		—		565		—
Hana Bank		—		10		—		517		—		527		—
Korea Highway Corporation		—		—		—		450		—		450		—
LG Electronics		—		388		23		33		1		445		—
National Agricultural Cooperative Federation		—		—		—		434		3		437		—
Korea Exchange Bank		—		19		3		411		—		433		—
Kia Motors		24		252		17		101		34		428		—

Total	W	2,343	W	1,327	W	3,287	W	16,530	W	529	W	24,016	W	—

Exposure to Chaebols

As of December 31, 2006, 9.14% of our total exposure was to the thirty-six largest chaebols. The following table shows, as of December 31, 2006, our total exposures to the ten chaebol groups to which we have the largest exposure.

													Amounts of
													Impaired
	Loans in		Loans in						Guarantees				Loans and
	Won		Foreign		Equity		Debt		and		Total		Guarantees and
Chaebol	Currency		Currency		Securities		Securities		Acceptances		Exposure		Acceptances
	(In billions of Won)

Samsung	W	527	W	677	W	409	W	240	W	454	W	2,307	W	—
SK		914		254		385		98		250		1,901		—
LG		201		726		594		107		126		1,754		—
Hyundai Motors		390		643		40		232		197		1,502		—
Lotte		429		24		1		228		59		741		—
S-Oil		430		114		1		—		122		667		—
LS		194		80		1		10		231		516		—
Posco		69		33		235		30		86		453		—
Hyundai Heavy Industries		—		4		4		—		409		417		—
Hanhwa		194		23		5		50		100		372		—

Total	W	3,348	W	2,578	W	1,675	W	995	W	2,034	W	10,630	W	—

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

In August 2005, the creditors of LG Card resolved to sell up to 90,364,299 shares, including 8,312,240 shares held by us, by way of an auction conducted by the creditors, with Korea Development Bank taking the lead role. In April 2006, we submitted a letter of intent indicating our wish to participate in the bidding for the controlling equity stake in LG Card. In August 2006, we were selected as the preferred bidders and commenced negotiation with the creditors for the purchase of their shares in LG Card. Following due diligence, we signed a stock purchase agreement with the creditors in December 2006. Pursuant to the terms of the stock purchase agreement, we made a public tender offer during a 20-day period from February 28, 2007 to March 19, 2007, as a result of which we acquired 98,517,316 shares, or 78.6%, of the common stock of LG Card at the price of W67,770 per share, or an aggregate price of W6,676 billion. When counted together with 8,960,005 shares, or 7.1%, of the common stock of LG Card held by Shinhan Bank prior to the public tender offer, we held 107,477,321 shares, or 85.7%, of the common stock of LG Card immediately after the public tender offer. Since LG Card no longer meets the listing requirement related to the 10% minimum holding requirement of its capital stock to be held by small investors (defined as holders of less than 1% of capital stock), we currently plan to delist LG Card from the Korea Exchange in the second half of 2007 following the acquisition of the remaining shares through a small-scale share swap under Korean law.

As of December 31, 2006, our total exposure to LG Card was W854 billion, including W218 billion of loans, W52 billion of securities listed through asset-backed securitization, W64 billion of debt securities and W520 billion of equity securities. We made an allowance for loan losses of W0.1 billion for the loans. As a result of the satisfactory progress on scheduled debt restructuring of LG Card, we recorded reversal of loan loss provisions of W0.6 billion and recognized securities impairment losses of W0 billion in respect of our exposures to LG Card. In connection with the LG Card rescue plan, Shinhan Bank transferred W10 billion of exposure in its performance-based trust account to the bank account in January 2004 and Chohung Bank also transferred W30 billion of exposure in its performance-based trust account to the bank account in February 2004, resulting in an increase in our total exposure to LG Card. These exposures were included in our credit exposure that was converted into equity in connection with the rescue plan of LG Card as described above.

Following our acquisition of the controlling equity interest in LG Card, we no longer have any significant exposure to LG Card.

Exposures to the Credit Card Industry

Following adverse developments in 2003 and 2004 such as industry-wide increases in delinquencies and resulting increases in provisioning in loan losses as a result of aggressive marketing without adequate regard to credit risks, the credit card companies in general have substantially improved their asset quality and capital adequacy by reducing non-performing loans and the generally riskier card loans and limiting issuance of new credit cards to only customers meeting certain credit quality thresholds. As a result, according to a report issued by the Financial Supervisory Commission in 2006, the credit card companies have in general recorded profit for seven consecutive quarters since the second quarter of 2005.

The following table shows, as of December 31, 2006, the breakdown of our total exposure to credit card companies.

			Securities
			Issued
			Through
			Asset-				Loans in		Guarantees		Loans in
	Debt		backed		Equity		Won		and		Foreign
Company	Securities		Securitization(1)		Securities		Currency		Acceptances		Currency		Total
	(In billions of Won)

Samsung Card	W	222	W	461	W	—	W	325	W	4	W	19	W	1,031
LG Card(2)		64		52		520		218		—		—		854
Lotte Card		130		—		—		50		—		—		180
Hyundai Card		—		150		—		—		—		—		150

Total	W	416	W	663	W	520	W	593	W	4	W	19	W	2,215

Notes:

(1)	Securities issued by special purpose vehicles of credit card companies, established with credit card receivables as underlying assets. In general, these special purpose vehicles are entitled to credit or collateral support from such credit card companies.

(2)	LG Card became our subsidiary in March 2007.

As of December 31, 2006, we had loans outstanding to credit card companies in the aggregate principal amount of W612 billion. Due to the improved financial conditions of the credit card companies following their financial difficulties in general in 2003 and 2004, our loans to these credit card companies are considered performing in accordance with our internal credit rating methodology, and therefore we have not recognized a specific allowance for loan losses against these. In light of the improvement in the asset quality of the credit card companies in general, we believe our general allowance of W0.2 billion against those loans to credit card company is sufficient to cover any incurred losses within these specific loans.

In addition, our investment portfolio includes beneficiary certificates representing interests in investment trusts whose assets include securities issued by troubled credit card companies. Accordingly, to the extent that the value of securities issued by credit card companies declines as a result of their financial difficulties or otherwise, we may experience losses on our investment securities.

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

All of the indebtedness of SK Networks and its overseas subsidiaries held by Korean financial institution creditors was resolved either through an exchange for 43% of the principal amount in promissory notes and 5% of the principal amount in the form of bonds with warrants or in accordance with the Memorandum. Under the Memorandum, all of the indebtedness of SK Networks held by the Korean financial institution creditors was converted into common shares, redeemable preferred shares and mandatory convertible bonds of SK Networks. SK Corp., which is the parent company of SK Networks, also converted approximately US$760 million of its claims against SK Networks into the shares of common stock of SK Networks in connection with the Memorandum. SK Networks graduated from the workout in April 2007.

As a result of this corporate restructuring, we owned 10.02% of common shares of SK Networks (or 10.28% of total equity ownership in SK Networks including the Redeemable Preferred Stock) as of December 31, 2006.

As of December 31, 2006, 1.20% of our total exposure was to the member companies of the SK Group. The following table shows, as of December 31, 2006, the breakdown of our total exposure by member companies of the SK Group.

													Amounts of
													Impaired
													Loans and
	Loans in		Loans in						Guarantees				Guarantees
	Won		Foreign		Equity		Debt		and		Total		and
Company	Currency		Currency		Securities		Securities		Acceptances		Exposure		Acceptances
			(In billions of Won)

SK Networks	W	259	W	50	W	218	W	—	W	92	W	619	W	—
SK Corporation		213		84		150		45		110		602		—
SK Telecom Co., Ltd.		200		—		17		—		—		217		—
SK Inchon Oil co., Ltd.		42		53		—		—		15		110		—
K Power Co., Ltd.		67		—		—		—		—		67		—
SK Chemical		10		10		—		23		9		52		—
SK C&C Co., Ltd.		40		—		—		—		—		40		—
SK Gas Co., Ltd.		2		36		—		—		1		39		—
SKC Co., Ltd.		4		10		—		20		1		35		—
Walkerhill		18		—		—		—		5		23		—
SK Mobile Energy Co., Ltd.		20		—		—		—		—		20		—
SK Construction		—		—		—		2		12		14		—
Daehan City Gas Co., Ltd.		5		—		—		8		—		13		—
Choongnam City Gas. Co., Ltd		11		—		—		—		—		11		—
SK Petrochemical Co., Ltd.		1		8		—		—		—		9		—
Pohang City Gas		7		—		—		—		—		7		—
SK Telesys		—		3		—		—		3		6		—
Pusan City Gas		5		—		—		—		—		5		—
Chonnam City Gas Co., Ltd.		3		—		—		—		—		3		—
InnoAce Co., Ltd.		2		—		—		—		—		2		—
In2gen		1		—		—		—		—		1		—
SK Sitech		—		—		—		—		1		1		—
Infosec Co., Ltd.		1		—		—		—		—		1		—
Kangwon Gas		1		—		—		—		—		1		—
MRO Korea Co., Ltd.		1		—		—		—		—		1		—
Encar Networks Ltd.		1		—		—		—		—		1		—
Kumi City Gas co., Ltd.		—		—		—		—		—		—		—
Chongju City Gas co., Ltd.		—		—		—		—		—		—		—
SK E&S Co., Ltd.		—		—		—		—		—		—		—

Total	W	914	W	254	W	385	W	98	W	249	W	1,900	W	—

As of December 31, 2006, our total exposure outstanding to SK Networks alone was W619 billion, or 0.39% of our total exposure, consisting of W309 billion in loans, W218 billion in equity securities and W92 billion in guarantees and acceptances. Of our total loans outstanding to SK Networks, W21 billion was secured. For the unsecured loans of W288 billion, we established an allowance for loan losses of W18 billion. With respect to the guarantees and acceptances outstanding, we established an allowance of W5 billion.

In addition, as of December 31, 2006, our total exposure outstanding to SK Corporation, the controlling company of the SK Group, was W602 billion, or 0.38% of our total exposure, consisting of W297 billion in loans, W150 billion in equity securities, W45 billion in debt securities and W110 billion in guarantees and acceptances. We classify loans and guarantees and acceptances to other SK Group companies, including SK Corporation, as performing in accordance with our internal credit rating methodology and therefore no specific allowance is made against these loans or guarantees and acceptances. Our management believes the general allowance of W19 billion against the loans to members of the SK Group, including SK Corporation, is sufficient to cover any incurred losses within this portfolio.

Loan Concentration by Industry

The following table shows the aggregate balance of our corporate loans by industry concentration as of December 31, 2006 under US GAAP.

			Percentage of Total
			Corporate Loan
Industry	Aggregate Loan Balance		Balance
	(In billions of Won)		(Percentages)

Manufacturing	W	22,900	33.69%
Retail and wholesale		9,964	14.66
Real estate, leasing, and service		13,714	20.18
Construction		5,380	7.92
Hotel and leisure(1)		2,741	4.03
Finance and insurance		2,929	4.31
Transportation, storage and communication		3,434	5.05
Other service		6,711	9.87
Other		194	0.29

Total	W	67,967	100.00%

Note:

(1)	Consists principally of hotels, motels and restaurants.

Loan Concentration by Size of Loans

The following table shows the aggregate balances of our loans by outstanding loan amount as of December 31, 2006.

	Aggregate		Percentage of Total
	Loan Balance		Loan Balance
	(In billions of Won)		(Percentages)

Commercial and industrial
Up to W10 million	W	78	0.06%
Over W10 million to W50 million		1,408	1.15
Over W50 million to W100 million		1,962	1.60
Over W100 million to W500 million		10,101	8.25
Over W500 million to W1 billion		5,127	4.19
Over W1 billion to W5 billion		10,363	8.46
Over W5 billion to W10 billion		3,863	3.16
Over W10 billion to W50 billion		5,068	4.14
Over W50 billion to W100 billion		1,277	1.04
Over W100 billion		816	0.67

Sub-total	W	40,063	32.72%

Other commercial
Up to W10 million	W	66	0.05%
Over W10 million to W50 million		636	0.52
Over W50 million to W100 million		687	0.56
Over W100 million to W500 million		3,234	2.64
Over W500 million to W1 billion		1,808	1.48
Over W1 billion to W5 billion		5,606	4.58
Over W5 billion to W10 billion		3,384	2.76
Over W10 billion to W50 billion		7,150	5.84
Over W50 billion to W100 billion		2,024	1.65
Over W100 billion		2,724	2.23

Sub-total	W	27,319	22.31%

Lease financing
Up to W10 million	W	1	0.00%
Over W10 million to W50 million		11	0.01
Over W50 million to W100 million		17	0.01
Over W100 million to W500 million		86	0.07
Over W500 million to W1 billion		43	0.04
Over W1 billion to W5 billion		175	0.14
Over W5 billion to W10 billion		83	0.07
Over W10 billion to W50 billion		113	0.09
Over W50 billion to W100 billion		56	0.05
Over W100 billion		—	—

Sub-total	W	585	0.48%

Mortgage and home equity
Up to W10 million	W	355	0.29%
Over W10 million to W50 million		6,245	5.10
Over W50 million to W100 million		7,896	6.45
Over W100 million to W500 million		14,362	11.73
Over W500 million to W1 billion		1,064	0.87
Over W1 billion to W5 billion		175	0.14
Over W5 billion to W10 billion		—	—
Over W10 billion to W50 billion		—	—
Over W50 billion to W100 billion		—	—
Over W100 billion		—	—

Sub-total	W	30,097	24.58%

Other consumer
Up to W10 million	W	3,361	2.75%
Over W10 million to W50 million		5,556	4.54
Over W50 million to W100 million		3,455	2.82
Over W100 million to W500 million		6,418	5.24
Over W500 million to W1 billion		908	0.74
Over W1 billion to W5 billion		657	0.54
Over W5 billion to W10 billion		62	0.05
Over W10 billion to W50 billion		41	0.03
Over W50 billion		—	—
Over W100 billion		—	—

Sub-total	W	20,458	16.71%

Credit cards
Up to W10 million	W	2,988	2.44%
Over W10 million to W50 million		460	0.38
Over W50 million to W100 million		55	0.04
Over W100 million to W500 million		118	0.10
Over W500 million to W1 billion		15	0.01
Over W1 billion to W5 billion		56	0.05
Over W5 billion to W10 billion		17	0.01
Over W10 billion to W50 billion		215	0.17
Over W50 billion to W100 billion		—	—
Over W100 billion		—	—
Sub-total	W	3,924	3.20%

Total	W	122,446	100.00%

Maturity Analysis

The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio as of December 31, 2006. The amounts disclosed are before deduction of attributable loan loss reserves.

	As of December 31, 2006
			Over 1 Year but
			not More Than 5
	1 Year or Less		Years		Over 5 Years		Total
	(In billions of Won)

Corporate:
Commercial and industrial	W	33,906	W	5,620	W	537	W	40,063
Other commercial		17,192		7,678		2,449		27,319
Lease financing		217		288		80		585

Total corporate	W	51,315	W	13,586	W	3,066	W	67,967

Consumer:
Mortgage and home equity	W	7,745	W	3,017	W	19,335	W	30,097
Other consumer		13,451		5,377		1,630		20,458
Credit cards		3,668		256		—		3,924

Total consumer	W	24,864	W	8,650	W	20,965	W	54,479

Total gross loans	W	76,179	W	22,236	W	24,031	W	122,446

We may roll over our working capital loans and consumer loans (which are not payable in installments) after we conduct our normal loan review in accordance with our loan review procedures. Working capital loans of Shinhan Bank may be extended on an annual basis for an aggregate term of three years for unsecured loans and five years for secured loans and consumer loans may be extended for additional terms of up to 12 months for an aggregate term of ten years for unsecured loans and secured loans.

Interest Rate Sensitivity

The following table shows our loans by interest rate sensitivity as of December 31, 2006.

	As of December 31, 2006
	Due Within 1 Year		Due After 1 Year		Total
	(In billions of Won)

Fixed rate loans(1)	W	31,681	W	7,658	W	39,339
Variable rate loans(2)		44,498		38,609		83,107

Total gross loans	W	76,179	W	46,267	W	122,446

Notes:

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term. Includes W8,853 billion of loans due within one year and W1,009 billion of loans due after one year, which are priced based on one or more reference rates which may vary at our discretion. However, it is not our practice to change such reference rates during the life of a loan.

(2)	Variable or adjustable rate loans are for which the interest rate is not fixed for the entire term.

For additional information regarding our management of interest rate risk of each of Shinhan Bank, see “— Risk Management — Market Risk Management of Shinhan Bank”.

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

Interest foregone is the interest due on nonaccrual loans that has not been accrued in our books of account. For the years ended December 31, 2004, 2005 and 2006, we would have recorded gross interest income of W184 billion, W186 billion and W140 billion, respectively, on loans accounted for on a nonaccrual basis throughout the respective years, or since origination for loans held for part of the year, had the loans been current with respect to their original contractual terms. The amount of interest income on those loans that was included in our net income for the years ended December 31, 2004, 2005 and 2006 were W142 billion, W117 billion and W107 billion, respectively.

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

	As of December 31,
	2002		2003		2004		2005		2006(3)
	(In billions of Won)

Loans accounted for on a nonaccrual basis Corporate	W	741	W	1,536	W	1,681	W	1,475	W	1,187
Consumer		111		580		479		367		241
Credit cards		358		1,016		294		210		226

Sub-total		1,210		3,132		2,454		2,052		1,654

Accruing loans which are contractually past due one day or more as to principal or interest
Corporate(1)		32		196		55		32		56
Consumer(2)		38		27		17		32		55
Credit cards		—		—		76		3		—

Sub-total		70		223		148		67		111

Total	W	1,280	W	3,355	W	2,602	W	2,119	W	1,765

Notes:

(1)	Includes accruing loans which are contractually past due 90 days or more in the amount of W2 billion, W113 billion, W12 billion, W5 billion and W5 billion, of corporate loans as of December 31, 2002, 2003, 2004, 2005 and 2006, respectively.

(2)	Includes accruing loans which are contractually past due 90 days or more in the amount of W10 billion, W7 billion, W6 billion, W7 billion and W23 billion, of consumer loans as of December 31, 2002, 2003, 2004, 2005 and 2006, respectively.

(3)	For the year ended December 31, 2006, nonaccrual loans, including the past due loans within the repayment grace period, totaled W2,099 billion.

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

	As of December 31,
	2002		2003		2004		2005		2006
	(In billions of Won)

Loans not included in “nonaccrual and past due loans” which are classified as “troubled debt restructurings”	W	145	W	1,179	W	916	W	735	W	111

For the year ended December 31, 2006, interest income that would have been recorded under the original contract terms of restructured loans amounted to W5 billion, out of which W4 billion was reflected as our interest income during 2006.

Credit Exposures to Companies in Workout, Court Receivership and Composition

Shinhan Bank’s exposures in restructuring are managed and collected by our Corporate Credit Collection Department. As of December 31, 2006, 0.28% of our total exposure, or W437 billion, was under restructuring. The legal form of our restructurings is principally either workout, court receivership or composition.

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

The total amount currently undergoing workout as of December 31, 2006 was W184 billion, including W130 of loans and W54 billion of other exposures.

Court Receivership and Composition

The Debtor Rehabilitation and Bankruptcy Act, promulgated on Mach 31, 2005 became effective as of April 1, 2006, which was designed to consolidate all existing bankruptcy-related laws in Korea, namely the Corporate Reorganization Act, the Composition Act, the Bankruptcy Act and the Individual Debtor Recovery Act.

Prior to the enactment of the Debtor Rehabilitation and Bankruptcy Act, court receivership or corporate reorganization procedures under the Corporate Reorganization Act were court-supervised procedures to rehabilitate an insolvent company. The restructuring plan was adopted at a meeting of interested parties and was subject to approval of a court. In a court receivership, the management of the company was taken over by a court appointed receiver. Creditors were required to file their claims with the court and if they failed to do so, their claims were discharged at the end of the reorganization proceeding. Creditors were allowed to recover on their claims only in compliance with the reorganization plan.

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

Under the Debtor Rehabilitation and Bankruptcy Act, composition proceedings are abolished and recovery proceedings are introduced to replace the court receiverships. In a recovery proceeding, unlike the previous court receivership proceedings where the management of the debtor company was assigned to a court appointed receiver, the current chief executive officer of the debtor company may continue to manage the debtor company, provided that (i) neither fraudulent conveyance nor concealment of assets existed, (ii) financial failure of the debtor company was not due to the gross negligence of the chief executive officer, and (iii) no creditors’ meeting was convened to request, based on reasonable cause, a court-appointed receiver to replace the existing chief executive officer. While court receivership proceeding was permitted only with respect to joint stock companies (chushik-hoesa), the recovery proceeding may be commenced by any insolvent debtor. In addition, in an effort to meet the global standards, international bankruptcy procedures are introduced in Korea, under which a receiver of a foreign bankruptcy proceeding may, upon receiving Korean court’s approval of the ongoing foreign bankruptcy proceeding, apply for or participate in a Korean bankruptcy proceedings conducted in a Korean court. Similarly, a receiver in a domestic recovery proceeding or a bankruptcy trustee is allowed to perform its duties in a foreign country where an asset of the debtor is located to the extent the applicable foreign law permits.

However, any composition, corporate reorganization, bankruptcy and rehabilitation proceedings for individual debtors pending as of April 1, 2006, the effective date of the Debtor Rehabilitation and Bankruptcy Act, continue to proceed in accordance with the respective applicable laws.

The total amount currently subject to court receivership as of December 31, 2006 was W56 billion, including W17 billion of loans and W39 billion of other exposures.

The total amount currently subject to composition proceedings as of December 31, 2006 was W197 billion, including W196 billion of loans and W1 billion of other exposures.

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

The following table shows, as of December 31, 2006, our ten largest exposures that had been negotiated in workouts, composition or court receivership.

	Loans in		Loans in						Guarantees
	Won		Foreign		Equity		Debt		and		Total
Company	Currency		Currency		Securities		Securities		Acceptances		Exposure(1)
			(In billions of Won)

HK Corporation	W	81	W	—	W	—	W	—	W	—	W	81
Daewoo Electronics Corporation		30		3		11		5		4		53
Daewoo motor co., Ltd.		—		—		1		37		—		38
Daewoo Electronics Co., Ltd.		33		—		—		1		—		34
Daekyung Machinery & Engineering Co., Ltd.		12		—		4		—		7		23
Pantech & Curitel Communications, Inc.		10		7		—		—		3		20
Bogo MS Co., Ltd.		16		—		1		2		—		19
Saehan Industries, Inc.		—		6		8		—		3		17
Hyundai LCD Inc.		16		—		—		—		—		16
Panthech Co., Ltd.		12		—		—		—		2		14

Total	W	210	W	16	W	25	W	45	W	19	W	315

Note:

(1)	Only includes the portion of total exposure identified by us as troubled debt restructuring and excludes amount of loans or other exposures to the same borrower that are not subject to workouts, composition or court receivership.

Potential Problem Loans

As of December 31, 2006, we had W161 billion of loans which are current as to payment of principal and interest but carries serious doubt as to the ability of the borrower to comply with repayment terms in the near future. These loans are classified as impaired and therefore included in our calculation of loan loss allowance under U.S. GAAP.

We have certain other interest-earning assets which, if they were loans, would be required to be disclosed as part of the nonaccrual, past due or troubled debt restructuring or potential problem loan disclosures provided above. As of December 31, 2006, the book value of our debt securities on which interest was past due was nil.

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

Loan Classifications

For Korean GAAP and regulatory reporting purposes, Shinhan Bank bases its provisioning on the following loan classifications that classify corporate and consumer loans, with the exception of credit card receivables which are classified based on the number of days past due, as required by the Financial Supervisory Commission.

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

Loans individually identified for review and considered impaired

Consistent with the internal credit risk monitoring policies, we evaluate larger-balance impaired loans (which are impaired loans in excess of W1 billion for all of our subsidiaries) individually for impairment. Loan loss allowances for these loans are generally established by discounting the estimated future cash flows (both principal and interest) we expect to receive using the loan’s effective interest rate. We consider the likelihood of all possible outcomes in determining our best estimate of expected future cash flows. Management consults closely with individual loan officers and reviews the cash flow assumptions used to ensure these estimates are valid.

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

	As of December 31,
	2004	2005	2006
	(Percentages)

Normal	1.87%	2.42%	3.11%
Precautionary	8.25	7.92	32.12
Substandard	27.79	22.41	38.55
Doubtful	83.15	47.60	76.00
Estimated loss	92.58	87.19	90.60

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

Consumer loans

Consumer loans are segmented into the following product types for the purposes of evaluation of credit risk:

•	Mortgage and home equity loans;

•	Other consumer loans (consisting of unsecured and secured consumer loans); and

•	Credit cards.

Mortgage and home equity loans and other consumer loans

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

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) as of the dates indicated.

				Past Due			Past Due			Past Due More
	Current			up to 3 Months			3-6 Months			than 6 Months			Total
As of December 31,	Amount		%	Amount		%	Amount		%	Amount		%	Amount
	(In billions of Won, except percentages)

2002	W	43,962	97.58	W	572	1.27	W	121	0.27	W	397	0.88	W	45,052
2003		91,940	96.48		1,511	1.59		714	0.75		1,130	1.18		95,295
2004		94,480	97.32		855	0.88		431	0.45		1,314	1.35		97,080
2005		103,601	97.87		652	0.62		243	0.23		1,352	1.28		105,848
2006		120,222	98.18		971	0.79		172	0.14		1,081	0.89		122,446

Non-Performing Loans

Non-performing loans are defined as loans past due by greater than 90 days. These loans are generally rated “substandard” or below.

The following table shows, as of the dates indicated, certain details of the total non-performing loan portfolio.

	As of December 31,
	2002		2003		2004		2005		2006
	(In billions of Won, except percentages)

Total non-performing loans	W	518	W	1,844	W	1,750	W	1,594	W	1,253
As a percentage of total loans		1.15%		1.94%		1.80%		1.51%		1.02%

Analysis of Non-Performing Loans

The following table sets forth, for the periods indicated, the total non-performing loans by type of borrower.

	As of December 31,
	2002					2003					2004					2005					2006
					Ratio of					Ratio of					Ratio of					Ratio of					Ratio of
			Non-		Non-			Non-		Non-			Non-		Non-			Non-		Non-			Non-		Non-
			Per		Per			Per		Per			Per		Per			Per		Per			Per		Per
	Total		forming		forming	Total		forming		forming	Total		forming		forming	Total		forming		forming	Total		forming		forming
	Loans		Loans		Loans	Loans		Loans		Loans	Loans		Loans		Loans	Loans		Loans		Loans	Loans		Loans		Loans
	(In billions of Won, except percentages)

Corporate

Commercial and industrial	W	15,800	W	211	1.34%	W	35,617	W	739	2.07%	W	35,653	W	898	2.52%	W	35,728	W	868	2.43%	W	40,063	W	760	1.90%

Other commercial		9,352		205	2.19		17,378		558	3.21		17,988		468	2.60		21,409		387	1.81		27,319		256	0.94%

Lease financing		636		1	0.16		1,091		8	0.73		981		19	1.94		754		8	1.06		585		8	1.37%

Total corporate		25,788		417	1.62		54,086		1,305	2.41		54,622		1,385	2.54		57,891		1,263	2.18		67,967		1,024	1.51%

Consumer

Mortgage and home Equity		11,539		34	0.29		20,517		133	0.65		22,180		126	0.57		25,840		111	0.43		30,097		68	0.23%

Other consumer		4,962		19	0.38		14,580		232	1.59		15,546		155	1.00		17,875		172	0.96		20,458		119	0.58%

Credit cards		2,763		48	1.74		6,112		174	2.85		4,732		84	1.78		4,242		48	1.13		3,924		42	1.07%

Total consumer		19,264		101	0.52		41,209		539	1.31		42,458		365	0.86		47,957		331	0.69		54,479		229	0.42%

Total	W	45,052	W	518	1.15%	W	95,295	W	1,844	1.94%	W	97,080	W	1,750	1.80%	W	105,848	W	1,594	1.51%	W	122,446	W	1,253	1.02%

Top Twenty Non-Performing Loans

As of December 31, 2006, our twenty largest non-performing loans accounted for 26.58% of our total non-performing loan portfolio. The following table shows, at the date indicated, certain information regarding our twenty largest non-performing loans.

		As of December 31, 2006
			Gross Principal		Allowance for Loan
		Industry	Outstanding		Losses
		(In billions of Won)

1	Borrower A	Manufacturing	W	81	W	52
2	Borrower B	Manufacturing		55		55
3	Borrower C	Manufacturing		33		33
4	Borrower D	Manufacturing		27		16
5	Borrower E	Real estate, leasing and service		16		—
6	Borrower F	Manufacturing		16		16
7	Borrower G	Real estate, leasing and service		12		3
8	Borrower H	Real estate, leasing and service		11		—
9	Borrower I	Other service		10		10
10	Borrower J	Other service		9		5
11	Borrower K	Manufacturing		7		7
12	Borrower L	Retail and wholesale		7		7
13	Borrower M	Manufacturing		7		5
14	Borrower N	Other service		7		—
15	Borrower O	Manufacturing		7		—
16	Borrower P	Real estate, leasing and service		6		—
17	Borrower Q	Real estate, leasing and service		6		2
18	Borrower R	Manufacturing		6		3
19	Borrower S	Manufacturing		5		4
20	Borrower T	Other service		5		3

			W	333	W	221

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

In addition to making efforts to collect on these non-performing loans, we also undertake measures to reduce the level of our non-performing loans, which include:

•	selling non-performing loans to third parties including the Korea Asset Management Corporation;

•	entering into asset-backed securitization transactions with respect to non-performing loans;

•	managing consumer loans that are three months or more past due through Shinhan Credit Information under an agency agreement in the case of Shinhan Bank; and

•	using third-party collection agencies including the Solomon Credit Information.

Allocation of Allowance for Loan Losses

The following table presents the allocation of our loan loss allowance by loan type.

	As of December 31,
	2002			2003			2004			2005			2006
			Loans%			Loans%			Loans%			Loans%			Loans%
			of Total			of Total			of Total			of Total			of Total
	Amt.		Loans	Amt.		Loans	Amt.		Loans	Amt.		Loans	Amt.		Loans
	(In billions of Won, except percentages)

Corporate
Commercial and Industrial	W	341	35.07%	W	1,383	37.38%	W	1,065	36.72%	W	753	33.75%	W	900	32.72%
Other commercial		365	20.76		626	18.24		410	18.53		305	20.23		359	22.31
Lease financing		22	1.41		45	1.14		24	1.01		16	0.71		10	0.48

Total corporate		728	57.24		2,054	56.76		1,499	56.26		1,074	54.69		1,269	55.51

Consumer
Mortgages and home equity		30	25.61		53	21.53		36	22.85		19	24.41		4	24.58
Other consumer		59	11.02		659	15.30		368	16.01		183	16.89		175	16.71
Credit cards		179	6.13		865	6.41		408	4.88		236	4.01		127	3.20

Total consumer		268	42.76		1,577	43.24		812	43.74		438	45.31		306	44.49

Total allowance for loan losses	W	996	100.00%	W	3,631	100.00%	W	2,311	100.00%	W	1,512	100.00%	W	1,575	100.00%

Our total allowance for loan losses increased by W63 billion, or 4.17%, to W1,575 billion as of December 31, 2006 from W1,512 billion as of December 31, 2005. During 2005, the allowance for loan losses decreased by W799 billion primarily as a result of continued improvement in the credit quality of our overall loan portfolios. During 2006, the allowance for loan losses increased by W63 billion primarily as a result of an increase in the amount of total loan balance. The total loan balance increased by W16,598 billion in 2006, 25.7% of which, or W4,257 billion, was accounted for by the increase in mortgage and home equity loans which are considered to have a lower credit risk than other types of loans. On the other hand, our credit card portfolio which tends to have a higher credit risk decreased by W318 billion in 2006. In addition, the ratio of nonaccrual loans (including loans that are past due but within the repayment grace period) to total loans decreased from 1.94% as of December 31, 2005 to 1.71% as of December 31, 2006. The ratio of non-performing loans to total loans also decreased to 1.02% as of December 31, 2006 from 1.51% as of December 31, 2005. Accordingly, this improvement in the credit quality of our loan portfolios resulted in a sizable decrease in the amount of loans charged off in 2006.

The allowance for corporate loan losses decreased by W425 billion, or 28.4%, from W1,499 billion as of December 31, 2004 to W1,074 billion as of December 31, 2005, primarily due to the improved credit quality of our loans to large corporations and small- to medium enterprises. The allowance for corporate loan losses increased by W195 billion, or 18.2%, from W1,074 billion as of December 31, 2005 to W1,269 billion as of December 31, 2006. This increase is primarily attributable to a higher loss rate for impaired corporate loans and an increase in the amount of total corporate loans.

In the consumer sector, our allowance for loan losses decreased by W374 billion, or 46.1%, from W812 billion as of December 31, 2004 to W438 billion as of December 31, 2005, primarily due to the reduction in Chohung Bank-originated credit card loans (including revolving loans) and favored customer loans and improved credit quality in unsecured loans to individuals. The allowance for loan losses decreased by W132 billion, or 30.1%, from W438 billion as of December 31, 2005 to W306 billion as of December 31, 2006, primarily due to improved quality of loans.

Analysis of the Allowance for Loan Losses

The following table presents an analysis of our loan loss experience for each of the years indicated.

	2002		2003		2004		2005		2006
	(In billions of Won, except percentages)

Balance at the beginning of the period	W	720	W	996	W	3,631	W	2,311	W	1,512
Amounts charged against income		236		1,011		195		(255)		252
Allowance relating to loans repurchased from the Korea Asset Management Corporation		65		32		2		—		—
Gross charge-offs:
Corporate:
Commercial and industrial		105		255		465		297		130
Other commercial		22		223		26		18		76
Lease financing		10		6		—		—		—
Consumer:
Mortgage and home equity		2		12		18		19		—
Other consumer		17		135		441		296		96
Credit cards		60		765		872		316		211

Total gross charge-offs		(216)		(1,396)		(1,822)		(946)		(513)

Recoveries:
Corporate:
Commercial and industrial		53		82		105		69		47
Other commercial		21		73		121		217		154
Lease financing		2		—		2		4		5
Consumer:
Mortgage and home equity		—		1		1		3		5
Other consumer		1		23		22		34		43
Credit cards		17		69		56		72		70

Total recoveries		94		248		307		399		324

Net charge-offs		(122)		(1,148)		(1,515)		(547)		(189)

Acquisition of Chohung Bank		20		2,740		—		—		—
Acquisition of Jeju Bank		77		2,740		—		—		—
Acquisition of Good Morning Securities		—		2,740		—		—		—
Acquisition of Shinhan Securities		—		2,740		—		—		—
Acquisition of Shinhan Life Insurance		—		—		—		3		—

Balance at the end of the period	W	996	W	3,631	W	2,311	W	1,512	W	1,575

Ratio of net charge-offs during the period to average loans outstanding during the period		0.30%		1.74%		1.52%		0.53%		0.17%

Loan Charge-Offs

Our level of gross charge-offs increased from W216 billion in 2002 to W1,396 billion in 2003 primarily due to an increase in credit card charge-offs from W60 billion in 2002 to W765 billion in 2003 and our acquisition of Chohung Bank and the resulting increase in charge-offs of W776 billion. The charge-offs in 2003 included W128 billion in respect of SK Networks. Our level of gross charge-offs increased from W1,396 billion in 2003 to W1,822 billion in 2004 primarily due to an increase in charge-offs of marketing scoring system loans, which are loans offered to certain of our customers primarily based on the number of transactions such customers make with us rather than the credit rating of such customers. Our level of gross charge-offs decreased from W1,822 billion in 2004 to W946 billion in 2005 primarily due to a decrease in credit card charge-offs in 2005 compared to 2004, when charge-offs were aggressively made. Our level of gross charge-offs decreased from W946 billion in 2005 to W513 billion in 2006 primarily due to a decrease in consumer loan charge-offs in 2006 compared to 2005.

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

Our investments in securities are also subject to a number of guidelines, including limitations prescribed under the Financial Holding Companies Act and the Banking Act. Under these regulations, a financial holding company may not invest in securities as defined in the Securities and Exchange Act (other than those securities issued by its direct and indirect subsidiaries) in excess of the amount of its shareholders’ equity less the total amount of investment in subsidiaries, subject to certain exceptions. Generally, a financial holding company is prohibited from acquiring more than 5% of the total issued and outstanding shares of another company (other than its direct and indirect subsidiaries). Furthermore, under these regulations, Shinhan Bank must limit its investments in shares and securities with a maturity in excess of three years (other than monetary stabilization bonds issued by the Bank of Korea and national government bonds) to 60.0% of our total Tier I and Tier II capital. Generally, Shinhan Bank is also prohibited from acquiring more than 15.0% of the shares with voting rights issued by any other corporation (other than for the purpose of establishing or acquiring a subsidiary). Further information on the regulatory environment governing our investment activities is set out in “Supervision and Regulation — Principal Regulations Applicable to Banks — Restrictions on Investments in Property”, “— Principal Regulations Applicable to Banks — Restrictions on Shareholdings in Other Companies”, “— Principal Regulations Applicable to Financial Holding Companies — Liquidity” and “— Principal Regulations Applicable to Financial Holding Companies — Restrictions on Shareholdings in Other Companies”.

Book Value and Market Value

The following table sets out the book value and market value of securities in our investment portfolio as of the dates indicated.

	As of				As of				As of
	December 31, 2004				December 31, 2005				December 31, 2006
	Book		Market		Book		Market		Book		Market
	Value		Value		Value		Value		Value		Value
	(In billions of Won)

Available-for-sale securities
Marketable equity securities	W	507	W	507	W	1,978	W	1,978	W	1,760	W	1,760
Debt securities:
Korean treasury and governmental agencies		8,835		8,835		8,299		8,299		4,397		4,397
Debt securities by financial institutions		5,675		5,675		9,255		9,255		7,243		7,243
Corporate debt securities		1,292		1,292		1,952		1,952		1,760		1,760
Debt securities issued by foreign government		57		57		50		50		29		29
Mortgage-backed and asset-backed securities		1,742		1,742		946		946		2,269		2,269

Total — Available-for-sale		18,108		18,108		22,480		22,480		17,458		17,458

Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies		1,662		1,814		1,686		1,706		2,505		2,555
Debt securities by financial institutions		1,219		1,268		1,211		1,208		4,959		5,018
Corporate debt securities		218		225		66		66		64		64
Debt securities issued by foreign government		—		—		—		—		1		1
Mortgage-backed and asset-backed securities		—		—		—		—		52		52

Total — Held-to-maturity		3,099		3,307		2,963		2,980		7,581		7,690

Trading Securities
Marketable equity securities		312		312		465		465		507		507
Debt securities:
Korean treasury and governmental agencies		1,995		1,995		493		493		494		494
Financial institutions		1,322		1,322		1,145		1,145		1,022		1,022
Corporations		965		965		1,307		1,307		1,315		1,315
Mortgage-backed and asset-backed securities		20		20		140		140		74		74
Other trading assets(1)		25		25		23		23		62		62

Total — Trading		4,639		4,639		3,573		3,573		3,474		3,474

Total securities	W	25,846	W	26,054	W	29,016	W	29,033	W	28,513	W	28,622

Note:

(1)	Consists of commodity indexed deposits.

Maturity Analysis

The following table categorizes our securities by maturity and weighted average yield as of December 31, 2006.

	As of December 31, 2006
													Securities not Due
	1 Year or Less			Over 1 But Within 5 Yrs			Over 5 but within 10 Yrs			Over 10 Yrs			in a Single Maturity(1)			Total
			Weighted			Weighted			Weighted			Weighted			Weighted			Weighted
	Carrying		Average	Carrying		Average	Carrying		Average	Carrying		Average	Carrying		Average	Carrying		Average
	Amount		Yield(2)	Amount		Yield(2)	Amount		Yield(2)	Amount		Yield(2)	Amount		Yield(2)	Amount		Yield(2)
	(In billions of Won, except percentages)

Securities available for sale:
Korean Treasury securities and government agencies	W	1,097	4.11%	W	2,553	4.19%	W	41	5.18%	W	—	6.77%	W	706	4.85%	W	4,397	4.29%
Debt securities issued by financial institutions		4,819	3.31		1,947	3.38		402	5.88		75	6.58		—	—		7,243	3.51
Corporate debt securities		558	4.68		1,016	4.19		171	5.54		15	6.70		—	—		1,760	4.50
Debt securities issued by foreign governments		7	6.28		12	5.22		10	5.81		—	—		—	—		29	5.68
Mortgage Backed Securities and Asset Backed Securities		1,874	1.34		374	3.81		21	4.61		—	—		—	—		2,269	1.78

Total		8,355	3.07		5,902	3.90%		645	5.70%		90	6.60%		706	4.85%		15,698	3.59%

Held-to-maturity securities:
Korean Treasury securities and government agencies		310	3.82%		2,132	3.84%		—	4.46%		63	5.52%		—	—		2,505	3.88%
Debt securities issued by financial institutions		1,616	2.97		2,949	2.44		244	6.25		150	6.32		—	—		4,959	2.92
Corporate debt securities		25	5.71		39	4.73		—	—		—	—		—	—		64	5.11
Debt securities issued by foreign governments		—	—		—	—		1	4.00		—	—		—	—		1	4.00
Mortgage Backed Securities and Asset Backed Securities		12	0.76		28	3.19		2	4.00		10	5.23		—	—		52	3.06

Total		1,963	3.12%		5,148	3.04%		247	6.23%		223	6.05%		—	—		7,581	3.26%

Trading securities:
Korean Treasury securities and government agencies		176	3.91%		228	4.22%		15	4.83%		55	4.03%		20	5.13%		494	4.15%
Debt securities issued by financial institutions		725	3.34		297	2.88		—	—		—	—		—	—		1,022	3.21
Corporate debt securities		573	2.28		742	0.13		—	—		—	—		—	—		1,315	1.07
Mortgage Backed Securities and Asset Backed Securities		74	5.12		—	—		—	—		—	—		—	—		74	5.12

Total		1,548	3.10%		1,267	1.52%		15	4.83%		55	4.03%		20	5.13%		2,905	2.45%

Total Debt Securities	W	11,866		W	12,317		W	907		W	368		W	726		W	26,184

Notes:

(1)	The principal repayment schedule for such securities is based on installment due on different maturity dates.

(2)	The weighted-average yield for the portfolio represents the yield to maturity for each individual security, weighted using its amortized cost.

Concentrations of Risk

As of December 31, 2006, we held the following securities of individual issuers where the aggregate book value of those securities exceeded 10.0% of our stockholders’ equity at such date.

	As of December 31, 2006
	Book Value		Market Value
	(In billions of Won)

Name of issuer:
Korean Government	W	3,651	W	3,678
Korea Deposit Insurance Corporation		2,187		2,197
Bank of Korea		6,653		6,670
Korea Development Bank		1,066		1,065
Korea Industrial Bank		1,216		1,219

Total	W	14,773	W	14,829

Our stockholders’ equity as of December 31, 2006 was W10,015 billion.

All of the above entities (other than the Korean government) are controlled and owned by the Korean government.

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

The following table sets forth our credit-related commitments and guarantees as of the dates indicated.

	As of December 31,
	2004		2005		2006
	(In billions of Won)

Commitments to extend credit:
Corporate	W	39,323	W	46,336	W	55,580
Credit cards(1)		23,606		16,080		13,938
Consumer		5,961		5,863		6,127
Commercial letters of credit(2)		3,364		2,960		2,963
Standby letters of credit, other financial and performance guarantees and liquidity facilities to SPEs		3,407		4,604		5,353

Total	W	75,661	W	75,843	W	83,961

Notes:

(1)	Relates to the unused portion of credit card limits that may be cancelled by us after notice to the borrower if we determine that the borrower’s repayment ability is significantly impaired.

(2)	These are generally short-term and collateralized by the underlying shipments of goods to which they relate.

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

Other financial and performance guarantees are irrevocable assurance that we make payments to beneficiaries in the event that our customers fail to fulfill their obligations or to perform under certain contracts. Liquidity facilities to SPEs represent irrevocable commitments to provide contingent liquidity credit lines to SPEs established by our customers in the event that a triggering event such as shortage of cash occurs. See Note 31 in the notes to our consolidated financial statements included in this annual report for details.

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

The following shows, as of December 31, 2006, the gross notional or contractual amounts of derivatives and foreign exchange contracts held or issued for (i) trading and (ii) nontrading that qualify for hedge accounting.

	As of December 31, 2006
	Underlying Notional		Estimated		Estimated
	Amount(1)		Fair Value Assets		Fair Value Liabilities
	(In billions of Won)

Trading:
Foreign exchange contracts:
Forward contracts	W	188,243	W	233	W	394
Options purchased		3,473		33		—
Options written		4,121		—		65

Sub-total		195,837		266		459
Interest rate contracts:
Swaps		54,789		285		458
Options purchased		402		3		—
Options written		556		—		3

Sub-total		55,747		288		461
Cross currency swaps		15,653		593		379
Equity contracts:
Swaps		725		56		56
Option purchased		2,262		160		—
Option written		2,547		—		183

Sub-total		5,534		216		239

	As of December 31, 2006
	Underlying Notional		Estimated		Estimated
	Amount(1)		Fair Value Assets		Fair Value Liabilities
	(In billions of Won)

Other derivatives:
Commodity swaps		35		—		—

Sub-total		35		—		—
Credit derivatives		812		—		—

Total	W	273,618	W	1,363	W	1,538

Nontrading:
Hedge accounting:
Interest rate swaps		844		5		7

Sub-total		844		5		7
Nontrading that do not qualify for hedge accounting(2):
Interest rate swaps		8,887		51		184
Forward contracts		10		—		—
Cross currency swaps		28		—		1

Total	W	8,925	W	51	W	185

Notes:

(1)	Notional amounts in foreign currencies were converted into Won at prevailing exchange rates as of December 31, 2006.

(2)	While we engage in derivatives trading activities to hedge the interest rate risk exposure that arises from our own assets and liabilities, as these nontrading derivative contracts do not qualify for hedge accounting under U.S. GAAP, they are accounted for as trading derivatives in the financial statements. These contracts include interest rate swaps, forward contracts and cross-currency swaps held for nontrading that do not qualify for hedge accounting treatment.

Funding

We obtain funding for our lending activities from a variety of sources, both domestic and foreign. Our principal source of funding is customer deposits obtained from our banking operations. In addition, Shinhan Bank acquires funding through call money, borrowings from the Bank of Korea, other short-term borrowings and other long-term debt.

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail deposits. Customer deposits accounted for 63.6% of our total funding as of December 31, 2004, 61.6% of our total funding as of December 31, 2005 and 60.7% of our total funding as of December 31, 2006. As of December 31, 2004, 2005 and 2006, W4,329 billion, W5,002 billion and W5,390 billion, or 5.4%, 6.0% and 6.9%, respectively, of our total deposits in Korean Won were deposits made by litigants in connection with legal proceedings in Korean courts. Court deposits carry interest rates, which are generally lower than market rates.

In addition, we acquire funding through the issuance of bonds, primarily through Shinhan Bank. Our borrowings consist mainly of borrowings from financial institutions, the Korean government and Korean government-affiliated funds. Call money, which is available in both Won and foreign currencies, is obtained from the domestic call loan market, a short-term loan market for loans with maturities of less than one month.

In addition, we have also issued preferred shares, such as redeemable preferred shares and redeemable convertible preferred shares, as part of funding for major acquisitions, such as Chohung Bank and LG Card. See Item 10 “Additional Information — Articles of Incorportion — Description of Capital Stock — Description of

Redeemable Preferred Stock” and “Additional Information — Articles of Incorportion — Description of Capital Stock — Description of Redeemable Convertible Preferred Stock”.

Deposits

Although the majority of our bank deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, providing our banking operation with a stable source of funding.

The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated.

	2004			2005			2006
	Average		Average Rate	Average		Average Rate	Average		Average Rate
	Balance(1)		Paid	Balance(1)		Paid	Balance(1)		Paid
	(In billions of Won, except percentages)

Interest-bearing deposits:
Interest-bearing demand deposits	W	7,880	1.33%	W	6,594	1.90%	W	7,964	1.83%
Savings deposits		21,987	1.24		26,100	0.96		27,279	2.12
Certificates of deposit		6,735	4.08		8,838	3.81		9,934	4.67
Other time deposits		41,863	3.83		39,031	3.69		39,644	3.57
Mutual installment deposits(2)		2,487	4.54		1,997	4.16		1,211	3.88

Total interest-bearing deposits(3)	W	80,952	2.93%	W	82,560	2.71%	W	86,032	3.08%

Notes:

(1)	Average balances are based on daily balances for our primary banking operation and quarterly balances for subsidiaries.

(2)	Mutual installment deposits are interest-bearing deposits offered by Shinhan Bank which enable customers to become eligible for loans while they maintain an account with us. The customer’s account does not have to secure loan amounts once made but is a requirement for loan eligibility. Prior to qualifying for a loan a customer must make required periodic deposits to the mutual installment account for a contracted term of less than five years. A customer is not required to fulfill the deposit term prior to requesting a loan from Shinhan Bank, but loan amounts and terms are not as favorable in the event of a loan request prior to completing the deposit contract term.

(3)	Under U.S. GAAP, interest-bearing deposits do not include cover bills sold or bonds sold under repurchase agreements, which are offered to our customers as deposit products. These are reflected as short-term borrowings and secured borrowings, respectively.

For a breakdown of retail deposit products, see “— Business Overview — Our Principal Activities — Deposit-taking Activities”, except that cover bills sold are reflected on short-term borrowings and securities sold under repurchase agreements are reflected as secured borrowings.

Certificates of Deposit and Other Time Deposits

The following table presents the balance and remaining maturities of our other time deposits, certificates of deposit and mutual installment deposits which had a fixed maturity in excess of W100 million or more as of December 31, 2006.

	As of December 31, 2006
			Mutual
	Certificates	Other Time	Installment
	of Deposit	Deposits	Deposits	Total
	(In billions of Won)

Maturing within three months	4,006	8,699	71	12,776
After three but within six months	1,527	2,358	62	3,947
After six but within 12 months	4,014	10,889	66	14,969
After 12 months	3,023	2,325	31	5,379

Total	12,570	24,271	230	37,071

A majority of our certificates of deposit accounts and other time deposits issued by our foreign offices is in the amount of US$100,000 or more.

Japanese Yen Deposits and Dispute with the Korean National Tax Service

We are currently in dispute with the Korean National Tax Service in respect of tax and tax withholding over certain deposit products that utilized Korean Won and Japanese Yen swaps, which we, together with other commercial banks in Korea, offered to customers. See “Item 5. Operating and Financial Review and Prospects — Overview — Certain Income Tax Expenses and Provision for Other Losses”.

Short-term Borrowings

The following table presents information regarding our short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated.

	2004								2005								2006
					Highest		Weighted						Highest		Weighted						Highest		Weighted
			Average		Balances at		Average	Year-end			Average		Balances at		Average				Average		Balances at		Average
	Balance		Balance		Any		Interest	Interest	Balance		Balance		Any		Interest	Year-End	Balance		Balance		Any		Interest	Year-end
	Outstanding		Outstanding(1)		Month-End		Rate(2)	Rate	Outstanding		Outstanding(1)		Month-End		Rate(2)	Interest Rate	Outstanding		Outstanding(1)		Month-End		Rate(2)	Interest Rate
	(In billions of Won, except for percentages)

Borrowings from BOK(3)	W	1,568	W	1,737	W	2,056	2.32%	2.002.50%	W	1,668	W	1,581	W	1,719	1.85%	0.104.65%	W	1,173	W	1,274	W	1,467	2.21%	0.102.75%
Call money		1,156		3,512		5,238	3.30%	0.755.00%		994		2,930		5,648	3.24%	1.906.80%		1,686		3,070		4,055	4.77%	0.355.44%
Other borrowings(4)		8,230		9,685		11,166	2.21%	0.0418.00%		9,306		10,464		11,945	2.23%	0.109.00%		8,136		9,343		15,992	3.87%	0.075.86%

	W	10,954	W	14,934	W	18,460	2.48%		W	11,968	W	14,975	W	19,312	2.39%		W	10,995	W	13,687	W	21,514	3.92%

Notes:

(1)	Average outstanding balances have been calculated using daily balances for our primary banking operations and quarterly balances for subsidiaries.

(2)	Weighted-average interest rates during this year are calculated by dividing the total interest expenses by the average amount borrowed.

(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings on foreign currencies.

(4)	Other short-term borrowings included borrowings from trust accounts, bills sold, borrowings in domestic and foreign currencies and short-term debentures.

Our short-term borrowings have maturities of less than one year which are generally unsecured with the exception of borrowings from the Bank of Korea.

Risk Management

Overview

As a financial services provider, we are exposed to various risks relating to our lending, credit card, insurance, securities investment, trading and leasing businesses, our deposit taking and borrowing activities and our operating environment. The principal risks to which we are exposed are credit risk, market risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at our holding company level.

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

Organization

Risk management and oversight begins with the Group Risk Management Committee of the board of directors at the holding company level. The Group Risk Management Committee establishes the overall risk management guidelines and risk limits applicable to the group and each subsidiary, while delegating the day-to-day risk management and oversight functions to the Managing Director of Risk Management and the Risk Management Team. The Managing Director of Risk Management discusses the risk management policies and strategies of the Group and its subsidiaries at the Group Risk Management Council, comprised of the Managing Director of Risk Management, as its chairperson, and the executive officers of risk management from its subsidiaries. The Risk Management Team provides support to the Group Risk Management Committee, the Managing Director of Risk Management and the Group Risk Management Council, oversees the overall risk management for the Group and coordinates the risk management strategies among the Group’s subsidiaries.

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

Credit Risk Management of Shinhan Bank

Credit risk, which is the risk of loss from default by an obligor or counter-party, is the greatest risk we face. A substantial majority of our credit risk is derived from Shinhan Bank (including the operations of Chohung Bank after the merger), LG Card and Shinhan Card. The discussion in this section focuses on credit risk management of Shinhan Bank and takes into account the merger of Shinhan Bank and Chohung Bank which became effective on April 3, 2006.

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

Corporate loans

Shinhan Bank rates all of its corporate borrowers using a rating system. Shinhan Bank uses internally developed credit evaluation models to rate potential borrowers. Shinhan Bank implemented a new corporate credit risk rating system in February 2005, as part of Chohung Bank’s integration. The credit risk-rating systems take into account a variety of evaluation criteria in order to standardize credit decisions, by focusing on the quality of borrowers rather than the volume of loans. The systems include both quantitative factors based on the borrower’s financial and other data, and qualitative factors based on the judgment of Shinhan Bank’s credit officers. Financial evaluation factors Shinhan Bank considers include financial variables and ratios based on Shinhan Bank’s customer’s financial statements, such as return on assets and cash flow to total debt ratios. Non-financial evaluation factors include the industry in which the borrower operates, its competitive position in its industry, its operating and funding capabilities, Shinhan Bank’s belief regarding its financial prospects, the quality of its management and controlling stockholders (based in part on interviews with its officers and employees), technological capabilities, labor relations, the status of its auditors and information gathered from outside sources such as rating agencies or industrial associations.

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

Approval Limit of Loan Amount
Category	Approval Body	Grade B-	Grade AAA

1	Retail Branch Manager
	Unsecured	W100 million or less	W2 billion or less
	Secured	W500 million or less	W5 billion or less
2	Corporate Branch Manager
	Unsecured	W200 million or less	W3 billion or less
	Secured	W2 billion or less	W6 billion or less
3	Branch Manager and Credit Officer
	Unsecured	W500 million or less	W5 billion or less
	Secured	W3 billion or less	W10 billion or less
4	Credit Officer Committee
	Unsecured	W1 billion or less	W10 billion or less
	Secured	W5 billion or less	W20 billion or less
5	Senior Credit Officer Committee
	Unsecured	W10 billion or less	W30 billion or less
	Secured	W15 billion or less	W80 billion or less
6	Credit Review Committee
	Unsecured	More than W10 billion	More than W 30 billion
	Secured	More than W15 billion	More than W 80 billion

Credit Review and Monitoring

Shinhan Bank continually reviews and monitors existing credit risks primarily with respect to borrowers. In particular, Shinhan Bank’s automated early warning system conducts daily examination for borrowers using over 108 financial and non-financial factors, and the relationship manager and the credit officer must conduct periodic loan review and report to independent loan review team which analyzes in detail the results and adjusts credit rating accordingly. Based on these reviews, Shinhan Bank adjusts a borrower’s credit rating, credit limit, applied interest rates and credit policies. In addition, the group credit rating of the borrower’s group, if applicable, may be adjusted following a periodic review of the main debtor groups identified by the Governor of the Financial Supervisory Service based on their outstanding credit exposures, of which 42 were identified most recently in April 2007. Shinhan Bank also continually reviews other factors, such as industry conditions in which borrowers operate and their domestic and overseas asset base and operations, to ensure that ratings are appropriate. The Credit Review Department provides credit review reports, independent of underwriting, to Chief Risk Officer on a monthly basis.

The early warning system makes automatic daily check for borrowers with whom Shinhan Bank has more than W3 billion of exposure. The relationship manager and the Credit Officer monitor those borrowers, and then the Credit Review Department further reviews the results of the monitoring. In addition, Shinhan Bank carries out special review of each borrower in accordance with changing credit risk based on changing commercial environment. The results of such special review are continually reported to the Chief Risk Officer of Shinhan Bank.

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

Credit Card Approval Process of LG Card and Shinhan Card

Approval of credit card applications is processed using automated credit scoring system retooled for credit cards. Credit scoring system for credit cards is divided into two sub-systems: Application Scoring System and Behavior Scoring System. Behavior Scoring System is based largely on the credit history and Application Scoring System is based largely on personal information of the applicant. For credit card applicants with whom we have an existing relationship, credit scoring system factors in internally gathered information such as repayment ability, total assets, the length of the existing relationship and the applicant’s contribution to profitability. Credit scoring system also automatically conducts credit checks on all credit card applicants. LG Card and Shinhan Card gather information about applicants’ transaction history with financial institutions, including banks and credit card companies, from a number of third party credit reporting agencies including Korea Federation of Banks, Korea Non-bank Financing Association, other credit card companies in Korea and credit bureau service agencies, such as Korea Information System and Korea Credit Bureau. Shinhan Card also gathers information from National Information & Credit Evaluation Inc. These credit checks reveal a list of the delinquent customers of all the credit card issuers in Korea.

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

Market risk to which we are exposed arises primarily from Shinhan Bank and the other subsidiaries do not incur significant market risk, except for Good Morning Shinhan Securities, our securities trading and brokerage subsidiary, which incurs market risk relating to its trading activities. For Shinhan Bank’s market risk management, the Risk Management Committee establishes overall market risk management principles for both the trading and nontrading activities of Shinhan Bank. Based on these principles, the Asset & Liability Management Committee, or the ALM Committee, of Shinhan Bank assesses and controls market risks arising from trading and nontrading activities. The ALM Committee, which consists of eight executive vice presidents and the head of the Treasury Department, is the executive decision-making body for Shinhan Bank’s risk management and asset and liability management operations. At least on a monthly basis, the ALM Committee reviews and approves reports, which include the position and value-at-risk, or “VaR”, with respect to Shinhan Bank’s trading activities and the position, VaR, duration gap and market value analysis and net interest income simulation with respect to its nontrading activities. Shinhan Bank measures market risk with respect to all assets and liabilities in the bank accounts and trust accounts in accordance with the regulations promulgated by the Financial Supervisory Commission.

Good Morning Shinhan Securities manages its market risk based on its overall risk limit established by its risk management committee as well as the risk limits and detailed risk management guidelines for each product and department established by its management’s committee. Good Morning Shinhan Securities assesses the adequacy of these limits at least annually.

Shinhan Life Insurance manages its market risk based on its overall risk limit established by its risk management committee. Shinhan Life Insurance manages market risk in regard to assets that are subject to market valuation.

Shinhan Card and LG Card do not have any assets with significant exposure to market risks and therefore do not maintain a risk management policy with respect to market risks.

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

The following table shows Shinhan Bank’s net foreign currency open positions as of December 31, 2004, 2005 and 2006 and Chohung Bank’s net foreign currency open positions as of December 31, 2004 and 2005. Shinhan Bank’s information as of December 31, 2006 is presented on a combined basis to reflect the merger of the two banks in April 2006. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
Currency	2004		2005		2006
	(In millions of US$)

Shinhan Bank:
U.S. dollars	US$	52.3	US$	(2.4)	US$	301.1
Japanese yen		(1.6)		(18.4)		(27.2)
Euro		0.9		(0.1)		25.5
Others		(1.7)		1.3		70.3

Total		49.9		(19.6)		369.7

Chohung Bank:
U.S. dollars	US$	41.7	US$	18.0		N/A
Japanese yen		0.2		(6.1)		N/A
Euro		6.7		(5.0)		N/A
Others		10.5		9.8		N/A

Total	US$	59.1	US$	16.7		N/A

Equity Risk

Equity risk for Shinhan Bank’s trading activities results from the trading of equity portfolio of Korean companies and Korea Stock Price Index futures and options. The trading equity portfolio consists of stocks listed on the Stock Market or the KOSDAQ Market of the Korea Exchange and nearest-month or second nearest-month futures contracts under strict limits on diversification as well as limits on positions. This has been an area of particular focus due to the level of volatility in the stock market. In addition, Shinhan Bank pays close attention to the loss limits. Although Shinhan Bank holds a substantially smaller amount of equity securities than debt securities in its trading accounts, the VaR of trading account equity risk is generally higher than that of trading account interest rate risk due to high volatility in the value of equity securities. As of December 31, 2004, 2005 and

2006, Shinhan Bank held W60.3 billion, W59.8 billion and W92.0 billion, respectively, of equity securities in its trading accounts (including the trust accounts).

Management of Market Risk from Trading Activities

The following tables present an overview of market risk, measured by VaR, from trading activities of Shinhan Bank and Good Morning Shinhan Securities, respectively, for the year ended and as of December 31, 2006. For market risk management purposes, Shinhan Bank includes its trading portfolio in bank accounts and assets in trust accounts for which it guarantees principal or fixed return in accordance with the Financial Supervisory Commission regulations.

	Trading Portfolio VaR for the Year 2006(1)(2)
							As of
							December 31,
	Average		Minimum		Maximum		2006
			(In billions of Won)

Shinhan Bank:
Interest rate	W	12.76	W	5.98	W	17.13	W	11.1
Foreign exchange(3)		9.05		3.89		21.91		11.6
Equities		1.17		0.64		2.39		2.4
Less: portfolio diversification(4)		14.13		0.64		26.22		20.2

Total VaR(5)	W	8.85	W	4.75	W	12.41	W	4.8

Good Morning Shinhan Securities(6):
Interest rate	W	0.5	W	0.2	W	1.2	W	0.7
Equities		1.8		0.5		3.7		1.9
Beneficiary certificates(7)		—		—		—		—
Less: portfolio diversification(4)		0.2		—		1.1		0.5

Total VaR	W	2.1	W	0.7	W	3.8	W	2.1

Notes:

(1)	Includes the information for Chohung Bank, which merged with Shinhan Bank in April 2006.

(2)	One-day VaR results with a 99% confidence level.

(3)	Includes both trading and nontrading accounts as Shinhan Bank manages foreign exchange risk on a total position basis.

(4)	Calculation of portfolio diversification effects for the minimum and maximum VaRs as the minimum and maximum may occur on different days for different risk components. The average and December 31, 2006 VaRs are less than the sum of the VaRs due to offsets resulting from portfolio diversification.

(5)	Includes trading portfolio in Shinhan Bank’s bank accounts and assets in trust accounts for which it guarantees principal or fixed return.

(6)	The change in market value of Good Morning Shinhan Securities’ trading portfolio was W0.8 billion per day.

(7)	Beneficiary certificates that Good Morning Shinhan Securities holds temporarily in connection with its beneficiary certificate sales business. Most of its market risk arising from the holding of these beneficiary certificates is interest rate risk and there is minimal amount of equity risk.

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

Currently, Shinhan Bank and Good Morning Shinhan Securities conduct back-testing of VaR results against actual outcomes on a daily basis.

When Shinhan Bank calculates the VaRs for trading accounts, it measures interest risk VaRs, but not equity risk VaRs, for its equity-linked securities which are insignificant in amount. As of December 31, 2006, Shinhan bank held no equity-linked securities in its trading accounts.

Shinhan Bank operates an integrated market risk management system which manages Shinhan Bank’s Won-denominated and foreign-denominated accounts. This system uses historical simulation, “Monte Carlo” simulation and variance-covariance methods to measure both linear risks arising from such products as equity and debt securities and nonlinear risks arising from other products including options. Monte Carlo simulation method is similar to historical simulation, except that it uses random numbers to generate different levels of market values instead of using historical data. Variance-covariance method is a parameter-based methodology, which takes into account diversification effects among different market risk components as well as within the same risk component to calculate VaRs. We believe that this system enables Shinhan Bank to generate elaborate and consistent VaR numbers and perform sensitivity analysis and back testing to check the validity of the models on a daily basis.

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

Shinhan Bank uses relatively simple but fundamental seven scenarios for stress test taking into account four market risk components such as foreign exchange rates, stock prices and Won-denominated and foreign currency-denominated interest rates. For the worst case scenario, we assumed instantaneous and simultaneous movements in the four market risk components — depreciation of Won by 20%, decrease in Korea Exchange Composite Index by 30%, and increases in Won-denominated and US dollar-denominated interest rates by 200 basis point and 200 basis point, respectively. In the case of this worst-case scenario, the changes in market value of Shinhan Bank’s trading portfolio was a decline of W1,196.9 billion as of December 31, 2006. Shinhan Bank performs stress test at least semiannually and reports the results to the Risk Management Committee and the ALM Committee.

Good Morning Shinhan Securities uses five scenarios for stress test taking into account two market risk components: stock prices and Won-denominated interest rates. As of December 31, 2006, for the worst case scenario, which was in the case of instantaneous and simultaneous drops in Korea Stock Price Index 200 by 10% and a 1% point increase in the three-year government bond yield, the changes in market value of Good Morning Shinhan Securities’ trading portfolio was W12.5 billion for one day.

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

Accordingly, Shinhan Bank measures and manages interest rate risk for nontrading activities by taking into account effects of interest rate changes on both its income and net asset value. Shinhan Bank measures and manages interest rate risk on a daily/monthly basis with respect to all interest-earning assets and interest-bearing liabilities in Shinhan Bank’s bank accounts (including derivatives denominated in Won which are interest rate swaps for the purpose of hedging) and in the trust accounts, except that it measures VaRs on a monthly basis. Most of Shinhan Bank’s interest-earning assets and interest-bearing liabilities are denominated in Won.

Interest Rate Risk Management

The principal objectives of Shinhan Bank’s interest rate risk management are to generate stable net interest income and to protect Shinhan Bank’s net asset value against interest rate fluctuations. To this end, the ALM Committee sets out Shinhan Bank’s interest rate risk limits at least annually and the Risk Management Department monitors Shinhan Bank’s compliance with these limits and reports the monitoring results to the ALM Committee on a monthly basis. Shinhan Bank uses interest rate swaps to control its interest rate exposure limits.

On a daily/monthly basis, Shinhan Bank uses various analytical methodologies to measure and manage its interest rate risk for nontrading activities, including the following:

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

Interest Rate Gap Analysis

Interest rate gap analysis measures the difference in the amounts of interest-earning assets and interest-bearing liabilities at each maturity and re-pricing date by preparing interest rate gap tables in which Shinhan Bank’s interest-earning assets and interest-bearing liabilities are allocated to the applicable time buckets based on the expected cash flows and re-pricing dates. On a daily basis, Shinhan Bank performs interest rate gap analysis for Won and foreign currency denominated assets and liabilities in its bank and trust accounts. Shinhan Bank’s gap analysis includes Won-denominated derivatives (which are interest rate swaps for the purpose of hedging) and foreign currency-denominated derivatives (which are currency swaps for the purpose of hedging) whose management is centralized at the FX & Derivatives Department. Through the interest rate gap analysis that measures interest rate sensitivity gaps, cumulative gaps and gap ratios, Shinhan Bank assesses its exposure to future interest risk fluctuations.

For interest rate gap analysis, we assume and use the following maturities for different assets and liabilities:

•	With respect to the maturities and re-pricing dates of Shinhan Bank’s assets, we assume that the maturity of Shinhan Bank’s prime rate-linked loans is the same as that of its fixed-rate loans. We also assume that the debt securities in Shinhan Bank’s trading accounts have maturities of three months. Shinhan Bank excludes equity securities from interest-earning assets.

•	With respect to the maturities and re-pricing of Shinhan Bank’s liabilities, we assume that money market deposit accounts and “non-core” demand deposits under the Financial Supervisory Commission guidelines have a maturity of three months or less. With respect to “core” demand deposits under the Financial Supervisory Commission guidelines, we assume that they have maturities of eight different intervals ranging from one month to five years.

The following tables show Shinhan Bank’s interest rate gaps as of December 31, 2006 for (1) Won-denominated nontrading bank accounts, including derivatives for the purpose of hedging and (2) foreign currency-denominated nontrading bank accounts, including derivatives for the purpose of hedging.

Won-denominated nontrading bank accounts (1)

	As of December 31, 2006
	0-3 Months		3-6 Months		6-12 Months		1-2 Years		2-3 Years		Over 3 Years		Total
	(In billions of Won, except percentages)

Interest-earning assets	W	85,279	W	9,586	W	10,357	W	8,152	W	3,996	W	7,700	W	125,070
Fixed rates		19,439		5,743		9,400		7,448		3,514		1,627		47,171
Floating rates		65,840		3,843		627		154		242		288		70,994
Interest rate swaps		—		—		330		550		240		5,785		6,905
Interest-bearing liabilities	W	57,810	W	11,418	W	23,328	W	13,235	W	6,583	W	14,601	W	126,975
Fixed liabilities		29,724		10,319		21,962		13,185		6,583		14,564		96,337
Floating liabilities		21,181		1,099		1,366		50		—		37		23,733
Interest rate swaps		6,905		—		—		—		—		—		6,905
Sensitivity gap		27,469		(1,832)		(12,971)		(5,083)		(2,587)		(6,901)		(1,905)
Cumulative gap		27,469		25,637		12,666		7,583		4,996		(1,905)
% of total assets		22.0%		20.5%		10.1%		6.1%		4.0%		(1.5)%

Foreign currency-denominated nontrading bank accounts (1)

	As of December 31, 2006
	0-3 Months	3-6 Months	6-12 Months	1-3 Years	Over 3 Years	Total
	(In millions of US$, except percentages)

Interest-earning assets	$12,556	$1,875	$947	$1,009	$2,662	$19,049
Interest-bearing Liabilities	11,047	2,694	1,020	544	2,939	18,244
Sensitivity gap	1,509	(819)	(73)	465	(277)	805
Cumulative gap	1,509	690	617	1,082	805
% of total assets	7.9%	3.6%	3.2%	5.7%	4.2%

Note:

(1)	Includes merchant banking accounts

Duration Gap and Market Value Analysis

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

The following tables show duration gaps and market values of Shinhan Bank’s Won-denominated interest-earning assets and interest-bearing liabilities in its not-trading accounts as of December 31, 2006 and changes in these market values when interest rate increases by one percentage point.

Duration as of Dec 31, 2006 (for nontrading Won-denominated bank accounts)

Duration as of
December 31,
2006(1)
(In months)

Interest-earning assets	9.8
Interest-bearing liabilities	13.5
Gap	(3.7)

Market Value as of Dec 31, 2006 (for nontrading Won-denominated bank accounts)

	Market Value as of December 31, 2006(1)
	Actual		1% Point Increase		Changes
	(In billions of Won)

Interest-earning assets	W	130,255	W	129,881	W	(374)
Interest-bearing liabilities		130,750		130,142		(608)
Gap		(495)		(261)		234

Note:

(1)	Includes Merchant Banking accounts and derivatives for the purpose of hedging.

Net Interest Income Simulation

Shinhan Bank performs net interest income simulation to measure the effects of the change in interest rate on its results of operations. Such simulation measures the estimated changes in Shinhan Bank’s annual net interest income (interest income less interest expenses) under the current maturity structure, using different scenarios for interest rates and funding requirements. For such simulation, Shinhan Bank applies three scenarios of parallel shifts in interest rate: (1) no change, (2) a 1% point increase in interest rates and (3) a 1% point decrease in interest rates.

For funding requirement changes, Shinhan Bank uses two scenarios: (1) no change in funding requirement and (2) a 10% increase in funding requirement.

The following tables illustrate by way of an example the simulated changes in Shinhan Bank’s annual net interest income for 2007 with respect to Won-denominated interest-earning assets and interest-bearing liabilities, using Shinhan Bank’s net interest income simulation model, when it assumes (a) the maturity structure and funding requirement of Shinhan Bank as of December 31, 2006 and (b) the same interest rates as of December 31, 2006 and a 1% point increase or decrease in the interest rates.

	Simulated Net Interest Income for 2007
	(For Nontrading Won-denominated Bank Accounts)(1)
					Change in Net				Change in Net
	Assumed Interest Rates				Interest Income				Interest Income
							Amount		% Change		Amount	% Change
			1% Point		1% Point		(1% Point		(1% Point		(1% Point	(1% Point
	No Change		Increase		Decrease		Increase)		Increase)		Decrease)	Decrease)
	(In billions of Won, except percentages)

Simulated interest income	W	6,879	W	7,615	W	6,142	W	736	10.7%	W	(737)	10.7%
Simulated interest expense		4,141		4,502		3,777		362	8.7		(364)	8.8
Net interest income		2,739		3,113		2,365		374	13.7		(373)	13.6

Note:

(1)	Includes merchant banking accounts.

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

Interest Rate VaRs for Nontrading Assets and Liabilities

Shinhan Bank measures VaRs for interest rate risk from nontrading activities on a monthly basis. The following table shows, as of and for the year ended December 31, 2006, the VaRs of interest rate mismatch risk for other assets and liabilities, which arises from mismatches in the re-pricing dates of Shinhan Bank’s nontrading interest-earning assets and interest-bearing liabilities including available-for-sale investment securities. Under the Financial Supervisory Commission regulations, Shinhan Bank includes in calculation of these VaRs interest-earning assets and interest-bearing liabilities in its bank accounts and its merchant banking accounts.

	VaR for the Year 2006(1)
	Average		Minimum		Maximum		As of December 31
			(In billions of Won)

Interest rate mismatch — other assets and liabilities	W	400	W	322	W	512	W	346

Note:

(1)	One-year VaR results with a 99% confidence level, including information for Chohung Bank prior to the merger.

Equity Risk

Substantially all of our equity risk results from its equity portfolio of Korean companies. As of December 31, 2006, we held an aggregate amount of W0.17 billion of equity shares in unlisted foreign companies.

The equity securities in Won held in Shinhan Bank’s investment portfolio consist of stocks listed on the Stock Market or the KOSDAQ Market of the Korea Exchange and certain non-listed stocks. Shinhan Bank measures VaRs for all of these equity securities but does not manage most of the related risk using VaR limits, as most of these securities are held for reasons other than normal investment purposes. As of December 31, 2006, Shinhan Bank held equity securities in an aggregate amount of W4,110.1 billion in its nontrading accounts, as well as unlisted securities that Shinhan Bank held for private equity investment in the amount of W2,632.1 billion other equity securities that it held, among other reasons, for management control purposes or as a result of debt-to-equity conversion as a part of reorganization proceedings of the companies to which it had extended loans.

As of December 31, 2006, Shinhan Bank held Won-denominated convertible and exchangeable bonds in the amount of W34.9 billion and foreign currency convertible and exchangeable bonds in the amount of W7.3 billion in its nontrading accounts. Shinhan Bank does not measure equity risk with respect to convertible and exchangeable bonds and the interest rate risk of these bonds are measured together with the other debt securities. As such, Shinhan Bank measures interest rate risk VaRs but not equity risk VaRs for these equity-linked securities.

The following table shows the VaRs of Shinhan Bank’s equity risk from nontrading activities for the year and as of December 31, 2006.

	VaR for the Year 2006(1)
	Average		Minimum		Maximum		As of December 31
	(In billions of Won)

Equities	W	107.9	W	88.8	W	119.4	W	119.4

Note:

(1)	One-day VaR results with a 99% confidence level.

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

The Treasury Department is in charge of liquidity risk management with respect to Shinhan Bank’s Won and foreign currency funds. The Treasury Department submits Shinhan Bank’s monthly funding and asset management plans to the ALM Committee for its approval, based on the analysis of various factors, including macroeconomic indices, interest rate and foreign exchange movements and maturity structures of Shinhan Bank’s assets and liabilities. The Risk Management Department measures Shinhan Bank’s liquidity ratio and liquidity gap ratio on a daily basis and reports whether they are in compliance with the limits to the ALM Committee on a monthly basis.

The following tables show Shinhan Bank’s liquidity status and limits for Won and foreign currency accounts (including derivatives) as of December 31, 2006 in accordance with the regulations of the Financial Supervisory Commission.

Won-denominated accounts (including derivatives and merchant banking accounts)

	As of December 31, 2006
											Substandard
Won-Denominated Accounts	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		or Below		Total
	(In billions of Won except percentage)

Assets:	W	47,417	W	18,222	W	31,995	W	24,820	W	34,808	W	804	158,066
Liabilities:		42,193		12,154		29,430		21,821		38,907		—	144,505
For three months or less:
Liquidity gap		5,224
Liquidity ratio		112.38%
Limit(1)		105%

Foreign currencies denominated accounts (including derivatives and merchant banking accounts)

	As of December 31, 2006
Foreign Currencies		7 Days-					Substandard
Denominated Accounts:	7 Days or Less	1 Months	3 Months	3-6 Months	6-12 Months	Over 1 Year	or Below	Total
			(In millions of US$ except percentage)

Assets:	$6,251	$3,857	$5,650	$6,171	$6,276	$10,436	$93	$38,734
Liabilities	5,456	4,664	4,976	6,401	6,648	11,225	—	39,370
For three months or less:
Assets			15,758
Liabilities			15,096
Liquidity ratio			104.4%
Limit(1)			85%

Note:

(1)	The limit under the Banking Law and the regulations promulgated by the Financial Supervisory Commission is 100%. Shinhan Bank maintains the 105% limit on a voluntary basis.

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

Our subsidiaries other than Shinhan Bank fund their operations primarily through call money, bank loans, commercial paper, corporate debentures and asset-backed securities. Our holding company acts as a funding vehicle for long-term financing of our subsidiaries whose credit ratings are lower than the holding company, including Shinhan Card and Shinhan Capital, to lower the overall funding costs within regulatory limitations. We currently have no plans to provide funding to LG Card. Under the Monopoly Regulation and Fair Trade Act of Korea, however, a financial holding company is prohibited from borrowing funds in excess of 200% of its total stockholders’ equity. In addition, pursuant to our liquidity risk management policies designed to ensure compliance with required capital adequacy and liquidity ratios, we have set limits to the amount of liquidity support by our holding company to our subsidiaries to 70% of our total stockholders’ equity and the amount of liquidity support to a single subsidiary to 35% of our total stockholders’ equity.

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

Operational Risk Management

Operational risk is difficult to quantify and subject to different definitions. The Basle Committee defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from other external events. Similarly, we define operational risk as the risks related to our overall management other than credit risk, market risk, interest rate risk and liquidity risk. These include risks arising from system failure, human error or non-adherence to policy and procedures, from fraud or inadequate internal controls and procedures, from environmental changes, resulting in financial and non-financial loss, including reputational loss. We monitor and assess operational risks related to our business operations, including administrative risk, information technology risk, managerial risk, legal risk and reputation risk, with a view to minimizing such losses.

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

To monitor and manage operational risks, Shinhan Bank maintains, a system of comprehensive policies and has in place a control framework designed to provide a stable and well-managed operational environment throughout the organization. Currently, the primary responsibility for ensuring compliance with our banking operational risk procedures remains with each of the business units and operational teams. In addition, the Audit Department, the Risk Management Department and the Compliance Department of Shinhan Bank also play important roles in reviewing and maintaining the integrity of Shinhan Bank’s internal control environment.

The operational risk management system of Shinhan Bank is managed by the operational risk team under the Risk Management Department. The current system principally consists of risk control self-assessment, risk quantification using key risk indicators, loss data collection, scenario management and operational risk capital measurement. Shinhan Bank operates several educational and awareness programs with a view to familiarizing all of its employees to this new system. In addition, Shinhan Bank has a designated operational risk manager at each of its departments and branch offices, serving the role of a coordinator between the operational risk team at the headquarters and the employees in the field and seeking to provide centralized feedback to further improve the operational risk management system.

As of May 15, 2007, Shinhan Bank has conducted three risk control self-assessments on its departments as well as domestic and overseas branch offices, from which it collects systematized data on all of its branch offices, and uses the findings from such self-assessments to improve the procedures and processes for the relevant departments or branch offices. In addition, Shinhan Bank has accumulated risk-related data since 2003 based on approximately 44 key risk indicators, improved the procedures for monitoring operational losses and is developing risk simulation models. In addition, Shinhan Bank is currently assessing 135 risk indicators for inclusion into the key risk indicators to be used by the relevant departments and branch offices as well as for the entire bank.

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

The Audit Committee and the Audit Department supervise and perform the following audits:

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

In addition to these audits and compliance activities, the Audit Department designates operational risk management examiners to monitor the appropriateness of operational risk management frameworks and the functions and activities of the board of directors, relevant departments and business units, and conducts periodic checks on the operational risk and reports such findings. The Audit Department also reviews in advance proposed banking products or other business or service plans with a view to minimizing operational risk

General audits, special audits, day-to-day audits and real-time monitoring audits are performed by our examiners, and self-audits are performed by the self-auditors of the relevant operational departments.

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

We consider legal risk as a part of operational risk. The uncertainty of the enforceability of obligations of our customers and counterparties, including foreclosure on collateral, creates legal risk. Changes in laws and regulations could also adversely affect us. Legal risk is higher in new areas of business where the law is often untested in the courts although legal risk can also increase in our traditional business to the extent that the legal and regulatory landscape in Korea is changing and many new laws and regulations governing the banking industry remain untested. We seek to minimize legal risk by using stringent legal documentation, employing procedures designed to ensure that transactions are properly authorized and consulting legal advisers. The Compliance Department operates Shinhan Bank’s compliance inspection system. This system is designed to ensure that all of Shinhan Bank’s employees comply with the law. The compliance inspection system’s main function is to monitor the degree of improvement in compliance with the law, maintain internal controls (including ensuring that each department has established proper internal policies and that it complies with those policies) and educate employees about observance of the law. The Compliance Department also supervises the management, execution and performance of the self-audits.

Proposed Upgrades and Integration of Risk Management

Since prior to their merger, Shinhan Bank and Chohung Bank have launched a joint task force, a Basel II project team, to address issues relating to the adoption of a new firm-wide system for operational risk management to apply a standardized approach that meets the recommendations by the “BIS New Basle Accord for Measurement and Management of Operational Risk”. The Basel II project team develops systems, processes and organizations that would meet the relevant qualitative and quantitative requirements by applying the foundation internal rating-based, or F-IRB, method to credit risks and a standard approach to operation risks by 2008 and the advanced internal rating-based, or A-IRB, method to credit risks and an advanced evaluation approach to operational risks by 2011 and, beginning in May 2004, have enlisted the support of a global consulting firm to benchmark the best practices of the more advanced global banks. In addition, in order to reflect the Basel II requirements on the entire lending processes at Shinhan Bank, the Basel II project team has working on the upgrade of such processes, including by the development of corporate and individual risk evaluation systems and the installation of systematic loan processes. We believe that the Basel II project helps us not only to meet the capital adequacy requirements in the future but also to secure a source of information that will be critical in making important decisions, such as managing risks within reasonable bounds and formulating an asset portfolio strategy, by enabling us to better our understanding of the risks embedded in substantially all aspects of our banking operations.

The Financial Supervisory Services is currently in the process of formulating detailed regulation related to the Basel II requirements, including the approval processes, and we expect that the Financial Supervisory Services will begin accepting applications for F-IRB approvals by the end of the first half of 2007. Shinhan Bank is currently taking steps to apply for the F-IRB approval within such time period.

SUPERVISION AND REGULATION

Principal Regulations Applicable To Financial Holding Companies

General

The Korean financial holding companies and their subsidiaries are regulated by the Financial Holding Companies Act (last amended on May 31, 2005 Law No. 7529). In addition, Korean financial holding companies and their subsidiaries are subject to the regulations and supervision of the Financial Supervisory Commission and the Financial Supervisory Service.

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

Liquidity

All financial holding companies are required to match the maturities of their assets to those of liabilities in accordance with the Financial Holding Companies Act in order to ensure liquidity. Financial holding companies are required to submit quarterly reports regarding their liquidity to the Financial Supervisory Service and, except for financial holding companies with a foreign currency liability ratio to total asset of less than 1%, must:

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

Financial Exposure to Any Single Customer and Major Shareholders

Subject to certain exceptions, the total sum of credit (as defined in the Financial Holding Companies Act, the Banking Act, the Merchant Banking Act and the Securities and Exchange Act, respectively) of a financial holding company and its direct and indirect subsidiaries which are banks, merchant banks or securities companies (“Financial Holding Company Total Credit”) extended to a single group of companies that belong to the same conglomerate as defined in the Monopoly Regulations and Fair Trade Act will not be permitted to exceed 25% of the Net Total Equity Capital.

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

(ii) in case of a bank, the capital amount as defined in Article 2(1), item 5 of the Banking Act;

(iii) in case of a merchant bank, the capital amount as defined in Article 2, item 3 of the Merchant Banking Act; and

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

Furthermore, the total sum of credits (as defined under the Financial Holding Companies Act, the Banking Act, the Merchant Bank Act and the Securities and Exchange Act, respectively) of a financial holding company controlling banks and its direct and indirect subsidiaries that are banks, merchant banks or securities companies as applicable (“Bank Holding Company Total Credit”) extended to a “Major Shareholder” (together with the persons who have special relationship with such Major Shareholder) (as defined below) will not be permitted to exceed the smaller of (x) 25% of the Net Total Equity Capital and (y) the amount of the equity capital of the financial holding company multiplied by the shareholding ratio of such Major Shareholder, except in certain cases.

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

Subject to certain exceptions, a direct or indirect subsidiary of a financial holding company is prohibited from owning the shares of any other direct or indirect subsidiaries (other than those directly controlled by the direct and indirect subsidiaries in question) in common control by the financial holding company. In April 2005, the Ministry of Finance and Economy announced that it will allow a direct or indirect subsidiary of a financial holding company to invest as a limited partner in a private equity fund that is a direct or indirect subsidiary of the same financial holding company, and the Presidential Decree of the Financial Holding Companies Act was amended in May 2005 accordingly. Before the amendment, under the Financial Holding Companies Act, a direct or indirect subsidiary of a financial holding company was prohibited from acquiring the shares of another subsidiary of the same financial holding company. A direct or indirect subsidiary of a financial holding company is also generally prohibited from owning the shares of the financial holding company controlling the direct or indirect subsidiary in question. The transfer of certain assets subject to or below the precautionary criteria between the financial holding company and its direct or indirect subsidiary or between the direct and indirect subsidiaries of a financial holding company is prohibited except for (i) the transfer to an asset-backed securitization company (an SPV), or the entrustment with a trust company, under the Asset-Backed Securitization Act, (ii) the transfer to a mortgage-backed securitization company under the Mortgage-Backed Securitization Company Act, ii) the transfer or in-kind contribution to a corporate restructuring vehicle under the Corporate Restructuring Investment Company Act or (iv) the acquisition by a corporate restructuring company under the Industrial Development Act.

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

Restrictions on Shareholdings by Direct and Indirect Subsidiaries

Generally, a direct subsidiary of a financial holding company is prohibited from controlling any other company; provided that a direct subsidiary of a financial holding company may control (as an indirect subsidiary of the financial holding company): (i) subsidiaries in foreign jurisdiction which are engaged in the same business as the direct subsidiary, (ii) certain financial institutions which are engaged in the business that the direct subsidiary may conduct without any licenses or permits, (iii) certain financial institutions whose business is related to the business of the direct subsidiary as prescribed under the Presidential Decree of the Financial Holding Companies Act (e.g., the companies which a bank subsidiary may control are limited to credit information companies, credit card companies, trust business companies, securities investment management companies, investment advisory companies, futures business companies, and asset management companies), (iv) certain financial institutions whose business is related to financial business as prescribed by the regulations of the Ministry of Finance and Economy, (v) certain companies which are not financial institutions but whose business is related to the financial business of the financial holding company as prescribed by the Presidential Decree of the Financial Holding Companies Act (e.g. finance-related research company, finance-related IT company, etc.) and (vi) private equity funds established in accordance with the Indirect Investment Asset Management Business Act. Acquisition by the direct subsidiaries of such indirect subsidiaries requires prior permission from the Financial Supervisory Commission or report to be submitted to the Financial Supervisory Commission, depending on the types of the indirect subsidiaries and the amount of total assets of the indirect subsidiaries.

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

In addition, a private equity fund established in accordance with the Indirect Investment Asset Management Business Act is not considered to be a subsidiary of a financial holding company even if the financial holding company is the largest investor in the private equity fund unless the financial holding company is the asset management company for the private equity fund.

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

Principal Regulations Applicable to Banks

General

The banking system in Korea is governed by the Banking Act of 1950, as amended (the “Banking Act”) and the Bank of Korea Act of 1950, as amended (the “Bank of Korea Act”). In addition, Korean banks are subject to the regulations and supervision of the Bank of Korea, the Bank of Korea’s Monetary Policy Committee, the Financial Supervisory Commission and its executive body, the Financial Supervisory Service.

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

Under the Bank of Korea Act, the Monetary Policy Committee’s primary responsibilities are to formulate monetary and credit policies and to determine the operations, management and administration of the Bank of Korea. The Financial Supervisory Commission, established on April 1, 1998, exerts direct control over commercial banks pursuant to the Banking Act, including establishing guidelines on capital adequacy of commercial banks, and prepares regulations relating to supervision of banks. Furthermore, pursuant to the Amendment to the Government Organization Act and the Banking Act on May 24, 1999, the Financial Supervisory Commission, instead of the Ministry of Finance and Economy, now regulates market entry into the banking business.

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

Under the Banking Act, permission to commence a commercial banking business or a long-term financing business must be obtained from the Financial Supervisory Commission. Commercial banking business is defined as the lending of funds acquired predominantly from the acceptance of deposits for a period not exceeding one year or subject to the limitation established by the Financial Supervisory Commission, for a period between one year and three years. Long-term financing business is defined as the lending, for periods in excess of one year, of funds acquired predominantly from paid-in capital, reserves or other retained earnings, the acceptance of deposits with maturities of at least one year, or the issuance of bonds or other securities. A bank wishing to enter any business other than commercial banking and long-term financing businesses, such as the trust business, must obtain permission from the Financial Supervisory Commission. Permission to merge with any other banking institution, to liquidate, to close a banking business or to transfer all or a part of a business must also be obtained from the Financial Supervisory Commission.

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

Capital Adequacy

The Banking Act requires a minimum paid-in capital of W100 billion in the case of national banks, such as Shinhan Bank, and W25 billion in the case of regional banks such as our Jeju Bank.

In addition to minimum capital requirements, all banks including foreign bank branches in Korea are required to maintain a prescribed solvency position. Until March 31, 1999, a bank’s outstanding liabilities arising from guarantees and other contingent liabilities (except those specifically excluded under the Banking Act) were not permitted to exceed 20 times its equity capital amount. However, beginning on April 1, 1999, such limitation on guarantees and contingent liabilities was eliminated and, for regulatory purposes, guarantees provided by banks are counted as an extension of credit and will be regulated accordingly. See “— Financial Exposure to Any Single Customer and Major Shareholders” above. Also, in its allocation of the net profit earned in a fiscal term, a bank is required to credit at least 10% of such profit to a legal reserve each time it pays dividends on net profits earned until such time when the reserve equals the amount of its total paid-in capital.

Under the Banking Act, the capital of a bank is divided into two categories pursuant to Bank for International Settlements (“BIS”) standards, which were originally envisaged by the Basel Committee. Tier I capital (core capital) consists of stockholders’ equity, capital surplus, retained earnings, equity representing new types of equity securities deemed to be functionally equivalent to capital which are designated by the Financial Supervisory Commission and undistributed stock dividends. Tier II capital (supplementary capital) consists of revaluation reserves, gain on valuation of investment in securities, allowance for bad debts set aside for loans classified as “normal” or “precautionary”, perpetual subordinated debt, cumulative preferred shares, redeemable preferred shares (with a right to redeem after the fifth anniversary of the date of issuance) and certain other subordinated debt.

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

In April 2002, the Financial Supervisory Service issued guidelines pursuant to which the minimum ratio of allowances for outstanding loans by banks to individuals and households was increased to 0.75% of normal credits, 5% of precautionary credits and 55% of doubtful credits, and the minimum ratio of allowances for their outstanding credit card receivables and credit card loans was increased to 1% of normal credits, 7% of precautionary credits and 60% of doubtful credits. In addition, in October 2002, the Financial Supervisory Service issued new guidelines pursuant to which the minimum ratio of allowance for their outstanding loans to individuals and households was increased to 8% of credits classified as precautionary and the minimum ratio of allowance for their outstanding credit card receivables and credit card loans was increased to 12% of credits classified as precautionary. These guidelines were reflected in the Regulation on Supervision of Banking Business prescribed by the Financial Service Commission in November 2002. In December 2006, the Regulation on Supervision of Banking Business was amended to increase the rates of required allowance as follows:

	Corporate		Households		Credit Cards
Loan Type:	Before	Current	Before	Current	Before	Current

Normal	0.50%	0.70%	0.75%	1.00%	1.00%	1.50%
Precautionary	2.00%	7.00%	8.00%	10.00%	12.00%	15.00%

The rate of required allowance for the substandard or below categories were not changed. Under the amended Regulation, allowance must be reserved for all unused exposure (including both normal and precautionary) that may incur credit loss.

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

Liquidity

All banks are required to match the maturities of their assets and liabilities in accordance with the Banking Act in order to ensure adequate liquidity. Banks may not invest in excess of an amount exceeding 60% of their Tier I and Tier II capital (less any capital deductions) in stocks and other securities with a period remaining to maturity of over three years. However, this restriction does not apply to government bonds or to Monetary Stabilization Bonds issued by the Bank of Korea.

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

The Monetary Policy Committee is authorized to fix and alter minimum reserve requirements that banks must maintain against their deposit liabilities. The current minimum reserve ratio is 7.0% of average balances for Won currency demand deposits outstanding, 0.0% of average balances for Won currency employee asset establishment savings deposits, employee long-term savings deposits, employee house purchase savings deposits, long-term house purchase savings deposits, household long-term savings deposits and employee preferential savings deposits outstanding and 2.0% of average balances for Won currency time and savings deposits, mutual installments, housing installments and certificates of deposit outstanding. For foreign currency deposit liabilities, a 2.0% minimum reserve ratio is applied to savings deposits outstanding and a 7.0% minimum reserve ratio is applied to demand deposits, while a 1.0% minimum reserve ratio is applied for offshore accounts, immigrant accounts and resident accounts opened by foreign exchange banks.

Financial Exposure to Any Single Customer and Major Shareholders

Under the Banking Act, the sum of material credit exposures by a bank, that is, the total sum of its credits to single individuals, legal entities or business groups that exceed 10% of the sum of Tier I and Tier II capital (less any capital deductions), must not exceed five times the sum of Tier I and Tier II capital (less any capital deductions), subject to certain exceptions. Beginning on January 1, 2000, subject to certain exceptions, no bank is permitted to extend credit (including loans, guarantees, purchases of securities (only in the nature of a credit) and such other transactions which directly or indirectly create credit risk) in excess of 20% of the sum of Tier I and Tier II capital (less any capital deductions) to a single individual or legal entity, and no bank may grant credit in excess of 25% of the sum of Tier I and Tier II capital (less any capital deductions) to a single group of companies that belong to the same conglomerate as defined in the Monopoly Regulations and Fair Trade Act.

Pursuant to an amendment to the Banking Act, which became effective on July 28, 2002, the restrictions on extending credits to a major shareholder have been amended. The definition of a “major shareholder” is as follows:

•	a shareholder holding (together with persons who have a special relationship with such shareholder as defined in the Presidential Decree of the Banking Act) in excess of 10% (or in the case of regional banks, 15%) in the aggregate of the bank’s total issued and outstanding voting shares; or

•	a shareholder holding (together with persons who have a special relationship with such shareholder as defined in the Presidential Decree of the Banking Act) more than 4% in the aggregate of the bank’s (excluding regional banks) total issued and outstanding voting shares (excluding shares relating to the shareholding restrictions on non-financial group companies, which include:

•	any same shareholder group with the aggregate net assets of all non-financial companies belonging to such group of not less than 25% of the aggregate net assets of all members of such group;

•	any same shareholder group with aggregate assets of all non-financial companies belonging to such group of not less than W2 trillion; or

•	any mutual fund in which a same shareholder group identified in (1) or (2) above, owns more than 4% of the total shares issued and outstanding),

where such shareholder is the largest shareholder or is able to actually control the major business affairs of the bank, for example, through appointment and dismissal of the chief executive officer or of the majority of the executives.

According to such amendment, banks are prohibited from extending credits in the amount greater than the lesser of (1) 25% of the sum of such bank’s Tier I and Tier II capital (less any capital deductions) or (2) the relevant major shareholder’s shareholding ratio multiplied by the sum of the bank’s Tier I and Tier II capital (less any capital deductions) to a major shareholder (together with persons who have special relationship with such major shareholder as defined in the Presidential Decree of the Banking Act). Also, no bank is allowed to grant credit to its major shareholders in the aggregate in excess of 25% of its Tier I and Tier II capital (less any capital deductions).

Recently, there has been a rapid increase in the use of credit support agreements between banks and special purpose companies that have been established for asset-backed securitization. When managing the credit risk of banks, among the methods for providing credit support by banks, a loan agreement, a purchase agreement for asset-backed commercial papers, purchase of subordinate beneficiary certificates, and assumption of liability by providing warranty against default under asset-backed securitization are examples of creating financial exposure to banks.

Interest Rates

Korean banks remain dependent on the acceptance of deposits as their primary source of funds. There are no legal controls on interest rates on loans in Korea. Historically, interest rates on deposits and lending rates were regulated by the Monetary Board of the Bank of Korea. Under the government’s Financial Reform Plan issued in May 1993, controls on deposit interest rates in Korea have been gradually reduced. In February 2004, the Korean government removed restrictions on all interest rates, except for the prohibition on interest payments on current account deposits. Deregulation of interest rates on deposits has increased competition for deposits based on interest rates offered and therefore may increase our banking operation’s interest expense. However, pursuant to reenactment of the Usury Law in March 2007, effective from June 2007, maximum interest rate for loan agreements must be specified in the Enforcement Decree of this law not higher than 40% per annum. This restriction will apply to loan agreements executed before the re-enactment of this law.

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

Disclosure of Management Performance

For the purpose of enforcing mandatory disclosure of management performance so that the general public, especially depositors and stockholders, will be in a better position to monitor banks, the Financial Supervisory Commission requires commercial banks to disclose certain matters as follows:

•	loans bearing no profit made to a single business group in an amount exceeding 10% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month (where the loan exposure to such borrower is calculated as the sum of substandard credits, doubtful credits and estimated loss credits) except where the loan exposure to a single business group is not more than W4 billion;

•	occurrence of any financial event involving embezzlement, malfeasance or misappropriation of funds the amount of which exceeds 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions), unless the bank has lost or expects to lose not more than W1 billion as a result thereof, or the Governor of the Financial Supervisory Service has made a public announcement regarding such an occurrence;

•	any loss due to court judgments or similar decisions in civil proceedings in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month except where the loss is not more than W1 billion;

•	any event which can cause a material change in the financial status, such as resolutions for a capital increase or reduction, issuance of convertible bonds, bonds with warrants, exchangeable bonds, or depositary receipts or cancellation of shares with profit;

•	any event which can cause a material change in a bank’s management, such as knowledge of a proposal or confirmation of a litigation that can have a material effect on the management of the bank such as litigation regarding the effectiveness of securities issuance or amendments of rights thereunder, appointment or dismissal of an officer, or a change in bank’s largest shareholder, major shareholder, affiliate company, or a resolution for change of business objective;

•	any event which can cause a material change in the bank’s property, such as a natural disaster which causes damages in an amount exceeding 5% (or 2.5% in the case of a “Large Listed Company”, which refers to a company that has total assets as of the end of the most recent fiscal year of W2 trillion or more) or more of its total assets as of the end of the most recent fiscal year, or giving or receiving of a gift in excess of 1% (or 0.5% in the case of a Large Listed Company) or more of the bank’s Tier I and Tier II capital;

•	any event which can cause a material change in the bank’s investment, such as investment in other companies in an amount exceeding 5% (or 2.5% in the case of a Large Listed Company) or more of the bank’s Tier I and Tier II capital;

•	any event which can cause a material change in the bank’s profit or loss, such as special profit or special loss of 10% (or 5% in the case of a Large Listed Company) or more of the bank’s Tier I and Tier II capital; and

•	any other events which can have material effects on the bank’s operation, including, among others, payment of cash dividend, acquisition or disposal of treasury shares, or distribution of stock option.

Restrictions on Lending

According to the Banking Act, commercial banks are prohibited from making any of the following categories of loans:

•	loans made for the purpose of speculation in commodities or securities;

•	loans made directly or indirectly on the pledge of a bank’s own shares, or on the pledge of shares in excess of 20% of the issued and outstanding shares of any other corporation (subject to certain exceptions with respect to financing for infrastructure projects);

•	loans made directly or indirectly to enable a natural or legal person to buy the bank’s own shares;

•	loans made directly or indirectly to finance political campaigns and other related activities;

•	loans made to any of the bank’s officers or employees other than de minimis loans of up to (1) W20 million in the case of a general loan, (2) W50 million in the case of a general loan plus a housing loan, or (3) W60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions;

•	credit (including loans) provided on the pledge of shares of a subsidiary corporation of the bank or to enable a natural or legal person to buy shares of a subsidiary corporation of the bank; and

•	loans made to any officers or employees of a subsidiary corporation of the bank other than de minimis loans of up to W20 million in the case of a general loan or W50 million in the aggregate in the case of general and housing loans.

Restrictions on Investments in Property

A bank may possess real estate property only to the extent necessary for the conduct of its business; provided that the aggregate value of such real estate property must not exceed 60% of the sum of its Tier I and Tier II capital (less any capital deductions). Any property acquired by a bank (1) through the exercise of its rights as a secured party or (2) the acquisition of which is prohibited by the Banking Act must be disposed of within one year, subject to certain exceptions.

Restrictions on Shareholdings in Other Companies

Under the Banking Act, a bank may not own more than 15% of shares outstanding with voting rights of another company, except where, among other reasons:

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

According to an amendment to the Banking Act, which became effective on July 28, 2002, a bank using its bank accounts and its trust accounts is not permitted to acquire the shares issued by the Major Shareholder of such bank in excess of an amount equal to 1% of the sum of Tier I and Tier II capital (less any capital deductions).

Restrictions on Bank Ownership

Under an amendment to the Banking Act, which became effective on July 28, 2002, subject to certain exceptions, a single shareholder and persons who stand in a special relationship with such shareholder (as described in the Presidential Decree to the Banking Act) may acquire beneficial ownership of up to 10% of a national bank’s total issued and outstanding shares with voting rights and up to 15% of a regional bank’s total issued and outstanding shares with voting rights. The government, the Korea Deposit Insurance Corporation and financial holding companies qualifying under the Financial Holding Companies Act are not subject to such ceilings. However, non-financial business group companies (i.e., (1) any same shareholder group with an aggregate net assets of all non-financial companies belonging to such group of not less than 25% of the aggregate net assets of all corporations that are members of such group, (2) any group with aggregate assets of all non-financial companies belonging to such group of not less than W2 trillion or (3) any mutual fund in which a same shareholder group, as described in items (1) and (2) above, owns more than 4% of the total shares issued and outstanding) may not acquire beneficial ownership of shares of a national bank in excess of 4% of such bank’s outstanding voting shares, provided that such non-financial business group companies may acquire beneficial ownership of:

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

Deposit Insurance System

The Depositor Protection Act provides, through a deposit insurance system, insurance for certain deposits of banks in Korea. Under the Depositor Protection Act, all banks governed by the Banking Act, including Shinhan Bank, Chohung Bank and Jeju Bank, are required to pay to the Korea Deposit Insurance Corporation an insurance premium on a quarterly basis at such rate as determined by the Presidential Decree to the Depositor Protection Act, which shall not exceed 0.5% of the bank’s insurable deposits in any given year. The current insurance premium is 0.025% of insurable deposits for each quarter. If the Korea Deposit Insurance Corporation pays the insured amount, it will acquire the claims of the depositors within the payment amount. Under current rules, the Korea Deposit Insurance Corporation insures only up to a total of W50 million for deposits and interest, regardless of when the deposits were made and the size of the deposits. However, the maximum limit of W50 million is not applicable to interest-free settlement accounts (for example, a checking account), for any insurable event occurring during the period from January 1, 2001 to December 31, 2003.

Restrictions on Foreign Exchange Position

Under the Korean Foreign Exchange Transaction Regulations, a bank’s net overpurchased and oversold positions are each limited to 50% of the stockholders’ equity as of the end of the prior month.

Trust Business

A bank that intends to enter into the trust business must obtain the approval of the Financial Supervisory Commission. Trust activities of banks are governed by the Trust Act and Trust Business Act. Banks engaged in the banking business and trust business are subject to certain legal and accounting procedures requirements, including the following:

•	under the Banking Act, assets accepted in trust by a bank in Korea must be segregated from its other assets in the accounts of such bank; accordingly, banks engaged in the banking and trust businesses must maintain two separate accounts, the “banking accounts” and the “trust accounts,” and two separate sets of records which provide details of their banking and trust businesses, respectively; and

•	assets comprising the trust accounts are not available to depositors or other general creditors of such bank in the event the trustee is liquidated or is wound up.

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

The Indirect Investment Asset Management Business Act, which applies to unspecified money trust account products under the Trust Business Act, securities investment trusts under the Securities Investment Trust Business Act, securities investment companies under the Securities Investment Company Act and variable insurance products under the Insurance Business Act, took effect on January 5, 2004. In accordance with the Indirect Investment Asset Management Business Act, we ceased offering unspecified money trust account products from our banking subsidiaries and instead began to offer products developed by our investment trust management business that fulfills the requirements as an asset management company.

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

•	prohibitions against officers, directors and employees of one particular business operation from serving as an officer, director and employee in another business operation, except where an officer or a director (1) serving in two or more business operations with no significant conflict of interest in accordance with the Presidential Decree on the Indirect Investment Asset Management Business Act or (2) serving in a trustee business or a custodian business and simultaneously serving in a general office administrator business in accordance with the Indirect Investment Asset Management Business Act;

•	prohibitions against the joint use or sharing of computer equipment or office equipment; and

•	prohibitions against the sharing of information by and among officers, directors and employees engaged in the different business operations.

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

A bank which qualifies and operates as an asset management company may engage in the sale of beneficiary certificates of investment trusts which are managed by such bank. However, such bank is prohibited from engaging in the following activities:

•	acting as trustee of an investment trust managed by such bank;

•	purchasing with such bank’s own funds beneficiary certificates of an investment trust managed by such bank;

•	using in its sales activities information relating to the trust property of an investment trust managed by such bank;

•	selling through a financial institution established under the Banking Act beneficiary certificates of an investment trust managed by such bank;

•	establishing a short-term financial indirect investment vehicle; and

•	establishing a mutual fund.

Laws and Regulations Governing Other Business Activities

To enter the foreign exchange business, a bank must register with the Minister of the Ministry of Finance and Economy. The foreign exchange business is governed by the Foreign Exchange Transaction Law. To enter the securities business, a bank must obtain the permission of the Financial Supervisory Commission. The securities business is governed by regulations under the Securities and Exchange Act. Pursuant to the above-mentioned laws, banks are permitted to engage in the foreign exchange business and the underwriting business for government and other public bonds.

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

Liquidity

Under the Specialized Credit Financial Business Act and regulations thereof, a credit card company must maintain a Won liquidity ratio (Won-denominated current assets/Won-denominated current liabilities) of 100% or more. In addition, once a credit card company is registered as a foreign exchange business institution with the Minister of the Ministry of Finance and Economy, such credit card company is required to (1) maintain a foreign-currency liquidity ratio within three months (defined as foreign-currency liquid assets due within three months divided by foreign-currency liabilities due within three months) of not less than 80%, (2) maintain a ratio of foreign-currency liquid assets due within seven days (defined as foreign-currency liquid assets due within seven days less foreign-currency liabilities due within seven days, divided by total foreign-currency assets) of not less than 0% and (3) maintain a ratio of foreign-currency liquid assets due within a month (defined as foreign-currency liquid assets due within a month less foreign-currency liabilities due within a month, divided by total foreign-currency assets) of not less than negative 10%. The Financial Supervisory Commission requires a credit card company to submit quarterly reports with respect to maintenance of these ratios.

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

Disclosure and Reports

Pursuant to the Specialized Credit Financial Business Act and the regulations thereof, the ordinary disclosure requirement for a credit card company is to disclose any material matters relating to management performance, profit and loss, corporate governance, manpower or risk management within three months from the end of each fiscal year and within two months from the end of the first half of the fiscal year. Also, a credit card company is required to disclose on an on-going basis certain matters such as the occurrence of non-performing loans, a financial accident or the occurrence of losses exceeding certain amounts. Prior to December 29, 2005, a credit card company or a licensed bank engaging in the credit card business was required to submit its business reports and reports on actual results of management to the Financial Supervisory Commission within one month from the end of each quarter. However, after the amendment to the regulations issued by the Financial Supervisory Commission on December 29, 2005, a credit card company or a licensed bank engaging in the credit card business must submit such report as required by the Governor of Financial Supervisory Service, with certain important matters being reported as frequently as each month. In addition, all companies engaged in the specialized credit financial business under the Specialized Credit Financial Business Act, including, without limitation, credit card companies, must file a report with the Financial Supervisory Service regarding the result of settlement of accounts within one month after the end of its fiscal year. Also, these companies are required to conduct a provisional settlement of accounts for each quarter and file a report with the Financial Supervisory Service within one month after the end of such quarter.

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

In addition, a credit card company or a licensed bank engaging in the credit card business, as the case may be, may not engage in the following methods of soliciting credit card members: (i) providing economic benefits or conditioning such benefits in excess of 10% of the annual credit card fee (in the case of no-annual fee credit cards, the average annual fees will be W10,000) in connection with issuance of credit cards; (ii) street solicitation of card members on roads and private roads as prescribed under the Road Act and Private Road Act, public place and along corridors used by the general public; (iii) solicitation through visits, except those visits made upon prior consent and visits to a business area; (iv) solicitation through pyramid sales methods; and (v) solicitation through the Internet, as further discussed below.

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

Compliance Rules on Collection of Receivable Claims

Pursuant to the Specialized Credit Financial Business Act and its regulations, a credit card company or a licensed bank engaging in the credit card business, are prohibited from collecting its claims by way of:

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

Under the Act on Structural Improvement of Financial Industry, if the Korean government deems a securities company’s financial condition to be unsound or if a securities company fails to meet the applicable Net Operating Equity Ratio (as defined below), the government may order any of the following:

•	sanctions to a securities company or its officers or employees;

•	capital increase or reduction;

•	a stock cancellation or consolidation;

•	a transfer of business or assets;

•	closing of branch offices;

•	acquisition of such company by a third party;

•	a merger with any other entity;

•	becoming a subsidiary (under the Financial Holding Companies Act) of a financial holding company;

•	prohibition on acquiring risky assets or taking deposits at an excessively high interest rate;

•	a suspension or assignment of a part or all of business operation;

•	an assignment of contractual rights and obligations relating to financial transactions; or

•	suspension of officer’s performance and appointment of a receiver; or

•	any other measures as necessary to protect financial soundness.

Scope of Business

The 2005 amendment to the Securities and Exchange Act and the Presidential Decree and regulations thereunder resulted in enlarging the scope of business of securities companies by allowing them to engage in the following businesses:

•	brokerage, trading, or underwriting business of equity of undisclosed association (as defined under the Korean Commercial Code) or limited partnership and certain derivative securities linked with prices, interest rates, indices and indicators relating to securities (under the Securities and Exchange Act and the Presidential Decree), foreign securities of similar character, currencies, commodities (under the Futures and Exchange Act), or linked with credit risks;

•	trust business under the Trust Business Act or over-the-counter derivative trading linked to credit risks, price of securities, interest rate or indices based on the foregoing, or currency rate, price of goods or indices based on the foregoing, if the company obtains necessary license from the Financial Supervisory Commission. A securities company intending to engage in the business of over-the-counter derivative trading will be subject to the limit of 30% of its equity capital as the total amount of risks from over-the-counter derivative trading, and further subject to the limit of 5% of equity capital for the amount of risks from a credit-linked derivative transaction with a person or a company (including specially-related person of such person or company), with the 300% of minimum equity capital regulation rate and with the W100 billion of minimum equity capital requirement (provided that the W100 billion requirement will be applicable only until March 28, 2007) in order to conduct over-the-counter derivative trading Pursuant to the amendment of the Trust Business Act effective as of July 29, 2005, a securities company is exempted from regulations under the Trust Business Act regarding the use of the word ’trust’ in the corporate name, the qualifications of officers, restrictions on the management of the trustee’s own fund, and internal control standards; and

•	ancillary businesses such as (1) real estate brokerage or consulting business on real estates owned by clients who are being provided with services relating to brokerage on mergers and acquisitions or business management and financing consulting, (2) selling books, reports or electronic documents containing securities-related information and (3) arranging loans to customers of securities companies based on business alliances established with such securities companies.

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

Net operating equity = Net assets (total assets − total liabilities) − the total of items that may be deducted + the total of items that may be added

Total risk = market risk + counterparty risk + basic risk + credit concentration risk − risk offsetting factor

The regulations of the Financial Supervisory Commission requires, among other things, securities companies to maintain the net operating equity ratio at a level equal to or higher than 100% (and 150%, in case of securities companies engaging in the foreign exchange business), at the end of the each quarter of the fiscal year.

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

A securities company may invest in shares, bonds (whether listed or unlisted) and stock price index futures and options or other derivative transactions. However, a securities company may not enter into cross-border financial futures, swaps, options or other derivative transactions without obtaining prior approval from the Bank of Korea, except in the case when such securities company, which has been registered as a foreign exchange business institution with the Minister of the Ministry of Finance and Economy, is confirmed by the Financial Supervisory Commission to satisfy certain conditions set forth in the Foreign Exchange Transaction Regulations and the counterparty (other than an individual) is an institutional investor, a company listed on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange or not a resident of Korea. Furthermore, a securities company that is registered as a foreign exchange business institution and licensed to engage in over-the-counter derivative transactions may enter into Won currency derivative transactions (except for credit-linked derivative transactions) without obtaining prior approval from the Bank of Korea. As a result of the 2005 amendment to the Securities and Exchange Act and the Presidential Decree and regulations thereunder, a securities company licensed to engage in over-the-counter derivative trading may enter into credit-linked derivative transactions. However, a securities company must obtain prior approval from the Bank of Korea when entering into a cross-border credit-linked derivative transaction even if the securities company is registered as a foreign exchange business institution.

The Securities and Exchange Act was amended in June 2005 and took effect on January 30, 2006 to prevent capital of the industrial business from dominating the financial markets. For this purpose, certain regulations were adopted to require a prior approval of the Financial Supervisory Commission to be a controlling shareholder. “Controlling shareholder” means the largest shareholder, its specially-related persons (only those holding 1% of outstanding voting shares), or major shareholders except for the government and the Deposit Insurance Corporation. Shares acquired without this approval can be ordered by the Financial Supervisory Commission to be disposed within six months.

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

Principal Regulations Applicable to Insurance Companies

General

Insurance companies are regulated and governed by the Insurance Business Act, as amended (the “Insurance Business Act”). In addition, Korean insurance companies are under the regulation and supervision of the Financial Supervisory Commission and its governing entity, the Financial Supervisory Service.

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

If the Korean government deems an insurance company’s financial condition to be unsound or if an insurance company fails to properly manage the business as set forth under relevant Korean law, the government may order:

•	sanctions to a securities company or its officers or employees;

•	capital increase or reduction;

•	a stock cancellation or consolidation;

•	a transfer of business or assets;

•	closing of branch offices;

•	acquisition of such company by a third party;

•	a merger with any other entity;

•	becoming a subsidiary (under the Financial Holding Companies Act) of a financial holding company;

•	prohibition on acquiring risky assets or taking deposits at excessively high interest rate;

•	a suspension or assignment of a part or all of business operation;

•	an assignment of contractual rights and obligations relating to financial transactions;

•	suspension of officer’s performance and appointment of a receiver; or

•	any other measures as necessary to protect financial soundness.

Capital Adequacy

The Insurance Business Act provides for a minimum paid-in capital of W300 billion for an insurance company, provided that the insurance company which intends to engage in only certain types of insurance policies may have a lower paid-in capital pursuant to the Presidential Decree of the Insurance Business Act.

In addition to the minimum capital requirement, an insurance company is required to maintain a Solvency Ratio of 100% or more. “Solvency Ratio” is the ratio of Solvency Margin to Standard Amount of Solvency Margin. Solvency Margin is the aggregate amount of paid-in capital, reserve for dividends to policyholders, allowance for bad debt and subordinated debt amount and others similar thereto as set out in the regulation of the Financial Supervisory Commission, less unused expenses for new contracts, goodwill and others similar thereto as appearing in the regulation of the Financial Supervisory Commission. Standard Amount of Solvency margin is defined under the regulation of the Financial Supervisory Commission and is calculated as follows:

1. (Net premium type policy reserve − Non-amortized acquisition cost) × (Corresponding ratio of risk factor for policy reserve) (4%); and

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

Variable Insurance

Prior to the enactment of the Indirect Investment Asset Management Business Act on January 4, 2004, insurance companies were engaged in the variable insurance business by establishing special accounts pursuant to the Insurance Business Act. Although the assets held in each special account was separated from other assets held in other special account and other assets of the company and was required to have separate accounting, prior to the enactment of the Indirect Investment Asset Management Business Act, it was difficult to protect against the bankruptcy risk of an insurance company.

After the enactment of the Indirect Investment Asset Management Business Act, variable insurance is regulated pursuant to the Insurance Business Act and the Indirect Investment Asset Management Business Act. After the enactment of the Indirect Investment Asset Management Business Act, in order for an insurance company to sell variable insurance to a policyholder and operate such variable insurance, the insurance company must obtain an approval as an asset management company and register as a selling company with the Financial Supervisory Commission. In this case, according to the Indirect Investment Asset Management Business Act, an insurance company will be regulated as an investment trust and assets acquired in connection with variable insurance must be held by a trust company that is registered with the Financial Supervisory Commission pursuant to the Indirect Investment Asset Management Business Act. However, for those special accounts that were established prior to the enactment of the Indirect Investment Asset Management Business Act, the Insurance Business Act will apply, provided however, upon six months after its enactment, further enrollment into such special accounts is prohibited, with certain exceptions.

According to the Indirect Investment Asset Management Business Act, insurance companies may operate variable insurance through (i) mandating all of the management and the management instruction business to another asset management company, (ii) operating by way of discretionary investment all of the assets constituting the investment advisory assets out of the investment trust assets, or (iii) operating all of the investment trust assets into other indirect investment securities, thereby allowing all of the particular variable insurance assets to be outsourced. According to the Indirect Investment Asset Management Business Act and the Presidential Decree thereunder, indirect investment vehicles in principle may purchase only up to 20% of the indirect investment securities issued by another single indirect investment vehicle, provided that if such securities have been issued by “listed index-linked indirect investment vehicles” (as defined under the Indirect Investment Asset Management Business Act), the indirect investment vehicles may purchase up to 30% of such securities.

Insurance companies may not transfer assets held in a special account into a general account or a different special account, provided that, for efficient operation of a special account, insurance companies may transfer the initial investment funds held in a general account into a special account. The assets which may be transferred from a general account to a special account must be the lower of 1% of the total asset value in the account or \10 billion. If the value of the assets held in a special account is more than 200% of the initial investment fund at the end of any quarter, the initial investment fund must be transferred back to the general account within three months from the end of such quarter, the value of the assets to be transferred is estimated by the value of the assets in the special account at the time of such transfer.

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

According to the Insurance Business Act and the Presidential Decree thereunder, an insurance company which intends to extend credit to its major shareholder in an amount equal to or in excess of the lesser of 0.1% of its Equity Capital and W1 billion or to buy debentures or shares issued by such person for the purchase price equal to or in excess of such amount must obtain the unanimous approval of its board of directors. Furthermore, an insurance company is not allowed to, directly or indirectly, extend any credit for the purpose of assisting any major shareholder in equity investment in other companies, or transfer of any asset to the major shareholder without consideration, or sell or exchange any assets or extend any credit to the major shareholder on terms that are materially adverse to such company.

Restrictions on Investment of Assets

According to the Insurance Business Act, insurance companies are prohibited from making any of the following investment of assets:

•	subject to certain exceptions, owning precious metals, antiques and paintings and writings;

•	owning any real estate (excluding any real estate owned as a result of enforcing their own security interest) other than real estate for the conduct of its business as designated by the Presidential Decree. In any case, the total amount of real estate owned by an insurance company must not exceed 15% of its Total Asset;

•	loans made for the purpose of speculation in commodities or securities;

•	loans made directly or indirectly to enable a natural or legal person to buy their own shares;

•	loans made directly or indirectly to finance political campaigns and other similar activities; and

•	loans made to any of the insurance company’s officers or employees other than loans based on insurance policy or de minimis loans of up to (1) W20 million in the case of a general loan, (2) W50 million in the case of a general loan plus a housing loan, or (3) W60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions.

In addition, insurance companies are not allowed to exceed the following limits in making the following investments:

•	with respect to holding unlisted stock, 10% of the asset of any special account;

•	with respect to holding foreign currency under the Foreign Exchange Transaction Act or owning offshore real estate, 20% of the asset of any special account; and

•	with respect to the sum of margins for a futures exchange designated by the Presidential Decree or a foreign futures exchange, 3% of the asset of any special account.

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

Restrictions on Shareholdings in Other Companies

Under the Insurance Business Act, an insurance company may not own more than 15% of the issued and outstanding voting shares of another company, except when the insurance company obtains approval of the Financial Supervisory Service with respect to having subsidiaries that are engaged in any of the following business:

•	the finance-related business of the financial institutions as designated under the Act on Structural Improvement of Financial Industry;

•	The credit information business designated by the Use and Protection of Credit Information Act (excluding the credit evaluation business designated thereunder);

•	The business of administering insurance contracts including the maintenance, rescission, amendment and reinstatement and the like; and

•	Other businesses that do not undermine the soundness of the insurance business as prescribed under the Presidential Decree of the Insurance Business Act.

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

Deposit Insurance System

The Depositor Protection Act provides for, through a deposit insurance system, insurance for certain premiums and other amounts payable to policyholders by insurance companies (other than those relating to variable insurance contracts). Under the Depositor Protection Act, all insurance companies subject to the Insurance Business Act, including Shinhan Life Insurance, are required to pay to the Korea Deposit Insurance Corporation an insurance premium for such insurance on an annual basis at such rate as determined by the Presidential Decree of the Depositor Protection Act, which shall not exceed 0.5% of the amount designated by the Presidential Decrees of the Depositor Protection Act, taking into account the policy reserves of insurance companies in any given year (the “Premium Amount”). The current insurance premium payable by Shinhan Life Insurance is 0.03% of the Premium Amount for each year. If the Korea Deposit Insurance Corporation pays the insured amount to any policyholders, it will acquire the claims of the policyholders in an amount not to exceed the amount of such payment. Under the current rules, the Korea Deposit Insurance Corporation insures only up to a total of W50 million for premiums, surrender value to a policyholder or any other amount payable to such policyholder by the insurance company, regardless of when the premiums were paid and the size of the amount payable to such policyholder.

PROPERTIES

Our registered office and corporate headquarters are located at 120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea. Information regarding certain of our properties in Korea is presented in the following table.

		Area (Square Meters)
			Site
Type of Facility	Location	Building	(If Different)

Registered office and corporate headquarters	120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea	59,743	4,416
Good Morning Shinhan Securities	23-2, Yoido-Dong, Youngdungpo-Gu, Seoul, Korea 150-312	70,170	4,765
Shinhan Centennial Building	117, Samgak-Dong, Jung-Gu, Seoul, Korea	19,697	1,389
Shinhan Bank Gwanggyo Branch	14, 1-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea	20,379	6,724
Shinhan Myongdong Branch	53-1, 1-Ga, Myong-Dong, Jung-Gu, Seoul, Korea	8,936	1,014
Shinhan Youngdungpo Branch	57, 4-Ga, Youngdungpo-Dong, Youngdungpo-Gu, Seoul, Korea	6,171	1,983
Shinhan Back Office Support Center	781, Janghang-Dong, Ilsan-Gu, Goyang-Si, Kyunggi Province, Korea	24,496	5,856
Storage(1)	731, Yoksam-Dong, Kangnam-Gu, Seoul, Korea	23,374	7,964
Storage(2)	1704-Ga, Yongam-Dong, Sangdang-Gu, Cheongju-Si, Chungcheongbuk-Do, Korea	5,756	6,398
LG Card Customer Satisfaction Center	790-5, Yoksam-Dong, Kangnam-Gu, Seoul, Korea	7,348	1,185

Notes:

(1)	Formerly used as an information technology center.

(2)	Formerly used as an information technology back-up center.

Our subsidiaries own or lease various land and buildings for their branches and sales offices.

As of December 31, 2006, Shinhan Bank had a countrywide network of 1,007 branches. Approximately 23.4% of these facilities was housed in buildings owned by us, while the remaining branches are leased properties. As of December 31, 2006, Jeju Bank had 36 branches of which we own 18 of the buildings in which the facilities are located, representing 50.0% of its total branches. Lease terms are generally from two to three years, and seldom exceed five years.

As of December 31, 2006, Shinhan Life had 127 branches all of which we leased for a term of generally one to two years. As of December 31, 2006, Good Morning Shinhan Securities had 80 branches of which we own 15 of the buildings in which the facilities are located, representing 15.0% of its total branches. Lease terms are generally from two to three years, and seldom exceed five years. As of December 31, 2006, Shinhan Card had 27 sales offices, all of which are leased. Lease terms are generally from two to three years, and seldom exceed five years. As of December 31, 2006, LG Card had 70 braches, all of which we leased from a term of generally one to two years. We also lease LG Card’s headquarters for a term of two years. Shinhan Bank houses its central mainframe computer system at its information technology centers in Ilsan, one of the suburban districts outside of Seoul.

The net book value of all the properties owned by us at December 31, 2006 was W1,609 billion. We do not own any material properties outside of Korea.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements included in this document. The following discussion is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP.

Overview

The Korean Economy

Economic conditions in Korea, elsewhere in Asia, in the United States and elsewhere in the world materially affect our business. Financial turmoil in Asia in the late 1990’s adversely affected the Korean economy and in turn Korean financial institutions. In 1997 and 1998, Korea experienced a severe financial and economic downturn characterized by, among other things, significant corporate failures, instability in the financial sector, credit and liquidity concerns and volatility in the domestic financial and currency markets. In response, the International Monetary Fund provided a financial aid package to Korea and in late 1997, the government initiated a comprehensive program to address some of the structural weaknesses in the Korean economy. As part of that program, there have been certain significant changes in regulations specifically affecting financial institutions, including changes in loan classification and loss provisioning guidelines, Korean GAAP, securities valuation methods and liquidity requirements. As a result of the downturn, in 1998 there was a general increase in interest rates in Korea and we experienced a decrease in the demand for loans and other products. Since financial crisis of the late 1990’s, the general level of interest rates continued to decrease and demand for financial products increased until October 2005. From October 2005 to August 2006, the Bank of Korea has raised the call rates on five occasions by 25 basis points per occasion, which raised the call rate from 3.25% as of October 2005 to 4.5% as of August 2006. We anticipate that this rate will remain relatively stable in the near future, given the two offsetting policy directives of stimulating the general economy and easing the incentives for speculation on real estate investments.

Deterioration in the Korean economy can also occur as a result of deterioration in the global economic conditions. The worldwide economy has been in a slump since the beginning of 2001, as the United States and other G8 countries have experienced recessionary conditions which have been exacerbated by the terrorist attacks in the United States on September 11, 2001, the looming prospect of war in Iraq throughout much of 2002, on-going tensions between the United States and North Korea and the impact of SARS, on global exports and GDP growth rates. Recently, we have witnessed mixed signals of recovery and continuing difficulties in the global economy. While the global economy has shown signs of recovery, the recent increase in oil price and other raw materials as well as concerns raised by the rapid economic growth and expansion in China have partially offset this trend. We believe the capital markets will expand on a global basis due to the expanded liquidity driven by low interest rates in general, although such expansion will be accompanied by a greater risk of substantial market adjustments in the event of the bursting of the speculative bubble, which may contribute to a downturn in the global business cycle.

In addition, the economic conditions of Korea’s major trading partners, such as China, Japan and the United States, and volatility in exchange rates and commodity prices (including oil prices) continue to affect the Korean economy. In particular, the recent and significant appreciation of the Korean Won against the U.S. dollar and other major foreign currencies have resulted in adverse effects on the price competitiveness of Korean companies in export markets.

Government Regulation and Policy

Over the past thirteen years successive Korean government administrations have taken steps to reform the Korean economy in line with prevailing international standards. The reforms have focused on restructuring the large corporate sector and reducing chaebol influence; modernizing the banking sector to eliminate policy lending and most interest rate regulations, to improve credit risk evaluation and provisioning, and to increase transparency; creating a more liquid and efficient domestic capital market; and fostering changes in the law to support these developments. This ongoing proactive government role has had, and will continue to have, a profound effect on the Korean banking sector. Over the past several years national banks have undergone consolidation and banks lending primarily to large corporate borrowers have shifted their focus to the retail and small- and medium-sized enterprise sectors. This shift has led to very intense competition in sectors which have historically been our principal markets.

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

Basel Capital Accord

In December 2004, the Financial Supervisory Service announced that it would implement Basel II in Korea by the end of 2007. The implementation of Basel II will have a substantial effect on the way risk is measured among Korean financial institutions, including us. Building upon the initial Basel Capital Accord of 1988, which focused primarily on market risk and capital adequacy and asset soundness as measures of risk, Basel II expands this approach to contemplate additional areas of risk such as operational risk when calculating risk-weighted assets. Our implementation of Basel II may require an increase in our capital requirements, which may require us to either improve our asset quality or raise additional capital.

Market Developments

Since 2001, home purchases through mortgage and home equity loans increased significantly due to soaring real estate prices. As a result, consumer debt has constantly increased since 2002. The recent increase in real estate prices can be attributable to an increase in investment demand in real estate and a highly liquid market condition. However, consumer spending has not increased due to slowdown in the overall economy and decrease in consumer income, which was further aggravated by the effects from the restructuring of the credit card industry. Such restructuring was largely completed in 2005, and since then consumption has been steadily increasing. Private consumption increased by 3.2% in 2005 and by 4.2% in 2006. We believe that private consumption will continue to increase in 2007.

The Korean government’s deregulation of the financial sector and policy to increase consumer spending through credit cards, and excessive competition among credit card companies resulted in the deterioration of credit companies’ assets and large number of individual credit delinquencies. This further led to financial difficulties among credit card companies, including LG Card, which has since been acquired by us.

In 2003, the credit risk of large corporations increased significantly as a result of accounting irregularities discovered at SK Networks. In 2004, credit risk of large corporations improved as a result of reduced leverage through corporate restructuring and increase in cash flow from exports of corporate customers. However, decrease in consumer spending continued to adversely affect corporate expenditures as well as revenues earned by small- and medium-sized enterprises focusing on the domestic market, which in some cases led to heightened risk of insolvency for small- and medium-sized enterprises. Since the second half of 2005, small-and medium-size enterprises have gradually been adjusting to changes in market conditions, and the credit risks of such enterprises have relatively stabilized.

In 2006, the credit risks of the major banks in Korea remained relatively low, with the delinquency ratio below 1% with respect to each of the corporate segments (including the small-to-medium enterprises), the household segments and the credit card segment and a decrease in loss provisions.

As a result of revived domestic consumption, decrease in credit card and other consumer loan delinquencies, continued growth in the export sector, an increase in corporate investments and signs of resolution of the North Korean nuclear crisis following the six-party talks, we expect the Korean economy to maintain stable growth in the near future. However, we cannot assure the Korean economy will continue to grow in the near future in light of risks associated with the high fuel prices, the appreciation of Won, the potential bubble in the stock market and the weakening of the real estate market, among others. Korea’s real gross domestic products grew by 4.7% in 2004, 4.0% in 2005 and 5.0% in 2006 while the unemployment rate remained relatively stable at 3.7%, 3.7% and 3.5% in 2004, 2005 and 2006, respectively.

Interest Rates

Over the past ten years, we have operated in environments characterized by high interest rates, periods of significant interest-rate volatility and low interest rates. The following table shows certain benchmark Won-denominated borrowing interest rates as of the dates indicated.

			Certificate of
	Corporate	Treasury	Deposit
	Bond Rates(1)	Bond Rates(2)	Rates(3)

December 31, 2002	5.68	5.11	4.90
June 30, 2003	5.45	4.16	4.30
December 31, 2003	5.58	4.82	4.36
June 30, 2004	4.84	4.24	3.93
December 31, 2004	3.72	3.28	3.43
June 30, 2005	4.41	4.02	3.54
December 31, 2005	5.52	5.08	4.09
June 30, 2006	5.20	4.92	4.59
December 31, 2006	5.29	4.92	4.86
March 31, 2007	5.19	4.76	4.94

Source:  The Bank of Korea

Notes:

(1)	Measured by the yield on three-year AA- rated corporate bonds.

(2)	Measured by the yield on three-year treasury bonds.

(3)	Measured by the yield on certificates of deposit (with maturity of 91 days).

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

Financial Impact of Acquisitions

Acquisition of LG Card

On March 19, 2007, we acquired 98,517,316 shares, or 78.6%, of LG Card’s issued and outstanding common stock through a tender offer to the public, following which we owned 85.73% of LG Card’s outstanding common shares, when counted together with the shares of LG Card previously held by us.

The acquisition of LG Card was accounted for under the purchase method of accounting in accordance with SFAS 141. The purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair values as of February 28, 2007 as summarized below. The information below is unaudited and this allocation is based on management’s current estimation and could change as their fair value calculations are finalized and more information becomes available. In addition, since LG Card became our subsidiary in March 2007, the figures below are not reflected in our consolidated financial statements as of and for the year ended December 31, 2006.

	(In millions of
	Korean Won)

Cash and cash equivalents	W	240,452
Deposits		2,289
Call loans		473,361
Trading assets		1,039
Securities		36,540
Loans, net of allowance for loan losses		8,218,874
Premises and equipment, net		105,548
Other assets		548,225

Total assets		9,628,928

Due to depositors		—
Borrowings and debentures		5,818,374
Other liabilities		1,077,130

Total liabilities		6,895,504

Fair value of net assets of LG Card	W	2,731,424

The allocation of the purchase consideration is as follows:

	(In millions of
	Korean Won)

Market value of consideration	W	6,676,519
Direct acquisition costs		7,225

Total purchase price	W	6,683,744	(1)

Allocation of purchase price:
Fair value of net assets of LG Card (excluding effect of deferred taxes)	W	2,973,914
Deferred tax		(242,490)
Credit card relationship intangible asset		917,101
Goodwill		3,035,219

Total purchase price	W	6,683,744

Note:

(1)	The total purchase price was paid in cash.

Credit card relationship intangible reflects the estimated fair value of the credit card relationships acquired from LG Card from which the Group expects to derive future benefits over the estimated life of such relationships. The customer relationship intangible is amortized over its estimated useful life on a sum-of-the years’-digits basis. The estimated weighted average life of the customer relationship intangible is approximately six years. The fair value of this asset was based principally upon the estimates of (i) the profitability of the acquired accounts and (ii) the projected run-off of the acquired accounts.

See “Item 4. Information on the Company — Acquisition of LG Card”.

Acquisition of Good Morning Securities

In December 2004, we completed the acquisition of the 100% equity interest in Good Morning Shinhan Securities through a small-scale share exchange pursuant to applicable Korean laws. Good Morning Shinhan Securities was delisted from the Stock Market Division of the Korea Exchange on January 5, 2005.

As of December 31, 2006, we recorded W129 billion of impairment loss on goodwill with respect to Good Morning Shinhan Securities due to a reduction in the volume of brokerage transactions due to the growing popularity of investment funds, which Good Morning Shinhan Securities is not permitted to service. The carrying amount of goodwill currently is W16 billion.

Acquisition of Shinhan Life Insurance

In December 2005, in a series of related transactions, we completed the acquisition of the 100% equity interest in Shinhan Life Insurance, an insurance company, through a “small scale share exchange” mechanism provided under applicable Korean law, pursuant to which we issued 17,528,000 new shares of our common stock to the shareholders of Shinhan Life Insurance in exchange for all outstanding common stock of Shinhan Life Insurance held by them for an aggregate purchase price of W612 billion, or W15,300 per share. As part of this share exchange, Shinhan Bank exchanged 5,524,772 shares of common stock of Shinhan Life Insurance previously held by it into 2,420,955 shares of our common stock and Good Morning Shinhan Securities exchanged 464,800 shares of common stock of Shinhan Life Insurance previously held by it into 203,675 shares of our common stock. Similarly, as part of this transaction, Shinhan Life Insurance also exchanged 9,000 shares of its common stock, which Shinhan Life Insurance acquired as a result of the exercise of appraisal rights by dissenting shareholders of Shinhan Life Insurance, into 3,943 shares of our common stock. All of the shares of our common stock so exchanged have been sold in the market.

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

The commercial banks had marketed these deposit products to their customers on the basis that such deposit products were exempt from income tax or tax withholding. We believe that few, if any, of these customers have reported the gains from such deposit products as interest income subject to taxation in their tax returns. According to the Korean National Tax Service, these deposit customers are also responsible for including the income received from these deposits in their final individual tax returns relating to comprehensive financial taxable income. However, depending on the amount of income received from these products, the individual customers may be subject to (i) a higher tax rate on all of his or her taxable income, (ii) a fine for failing to properly report the interest income in an amount equal to 20% of the unreported amount, and (iii) a fine for failing to pay tax on such interest income in an amount equal to interest applied at a rate of 10.95% per annum to such unpaid tax amount. No assurance can be given that aggrieved customers will not bring claims against these commercial banks, including Shinhan Bank, if their tax liabilities are increased as a result of the foregoing events.

In October 2006, following a tax audit of us, the Korean National Tax Service imposed additional taxes in the amount of W12 billion with respect to our tax liabilities and additional taxes in the amount of W21 billion with respect to our customers’ tax liabilities, in each case, in respect of the deposits utilizing the Korean Won and Japanese Yen swaps as described above. We are currently appealing such imposition by the Korean National Tax Service although we have already made the imposed payments in order to avoid any further interest and penalty on unpaid taxes. For the purpose of fostering customer goodwill, we have determined, on a voluntary basis, to indemnify our customers for their increased tax liability to the extent resulting from their investment in these deposit products, including any additional tax liability that our customers may have against the Korean National Tax Service for gifts tax from the benefit of this indemnity. In 2006, based on the assumption that we may be subject to maximum additional tax-related liability, including the liability from the indemnity to our customers, we recorded a total charge to our income of W52 billion in the year ended December 31, 2005, consisting of additional tax expenses of W13 billion and provision for other losses of W39 billion. In addition, we also recorded W11 billion as deferred tax assets on our balance sheet as of December 31, 2006.

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

Based on the sensitivity of financial statement amounts to the methods, estimates and assumptions underlying reported amounts, we have identified the following significant accounting policies that involve critical accounting estimates. These policies require subjective or complex judgments, and as such could be subject to revision as new information becomes available. Our significant accounting policies are described in more detail in Note 1 in the notes to our consolidated financial statements included in this annual report.

Allowance for Credit Losses

The allowance for credit losses includes allowance for loan losses and allowance for off-balance sheet credit instruments. The allowance for loan losses is reported as a reduction of loans and the allowance for off-balance sheet credit instruments is reported in other liabilities. The allowance for credit losses represents the amount available for estimated probable credit losses existing in our lending portfolio. The methodology used to provide the appropriate level of reserve is inherently subjective and involves many complex estimates and assumptions. We perform periodic systematic reviews of our credit portfolios to identify inherent losses and assess the overall probability of collection. Each loan portfolio is evaluated based on its respective characteristics.

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

The determination of the allowance for credit losses requires a great deal of judgment and the use of estimates as discussed above. As such, we have also considered changes in underwriting, credit monitoring, the Korean and global economic environment, industry concentrations, and delinquencies among other factors when concluding on the level of the allowance for credit losses.

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

In August 2003, we issued redeemable preferred shares and redeemable convertible preferred shares as part of the consideration paid to the Korea Deposit Insurance Corporation in connection with our acquisition of Chohung Bank. In January 2007, we issued additional redeemable preferred shares and redeemable convertible preferred shares to 12 government entities and financial institutions in Korea to raise funds for the acquisition of LG Card. Our redeemable preferred shares and redeemable convertible preferred shares are evaluated and recognized initially at fair value based on the present value of their future cash dividend payments and repayment provisions. Changes in the expected future cash dividend payments, repayment provisions or model assumptions and variables used can affect the fair values of the preferred stock. See note 22 in the notes to our consolidated financial statements included in this annual report for additional information related to our redeemable preferred shares.

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

We recognized a significant amount of goodwill in connection with our acquisition of Good Morning Securities. In addition, we acquired core deposit, brokerage customer relationship and Korea Securities Finance Corporation deposit in connection with our acquisitions of Good Morning Securities and Jeju Bank in 2002. We also recognized a significant amount of goodwill in connection with our acquisition of Chohung Bank. In addition, we acquired core deposit, credit card and court deposit intangible assets in connection with our acquisitions of Chohung Bank in 2003. We also recognized a significant amount of goodwill in connection with our acquisition of Shinhan Life Insurance. In addition, we acquired a value of business acquisition, or VOBA, in connection with our acquisition of Shinhan Life Insurance in 2005. For discussions on the nature and accounting for goodwill and intangible assets see Notes 1, 3 and 10 in “Item 18. Financial Statements — Notes to the consolidated financial statements of Shinhan Financial Group”.

Our core deposit, credit card relationship, brokerage customer relationship and VOBA intangibles determined to have definite lives are amortized over their useful lives. If conditions exist that indicate the carrying amount may not be recoverable, we review these intangible assets with definite lives for impairment to ensure they are appropriately valued. Such conditions may include adverse changes in business or political climate, actions by regulators and customer account run-off rates.

We do not amortize goodwill or indefinite-lived intangibles consisting of court deposits and borrowings from Korea Securities Finance Corporation. Instead, we perform tests for impairment of goodwill annually or more frequently if events or circumstances indicate it might be impaired. Such tests include comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value is less than the carrying value, a second test is required to measure the amount of goodwill impairment. The second step of the goodwill impairment test compares the implied fair value of reporting unit goodwill with the carrying value of that goodwill. If the carrying value of reporting unit goodwill exceeds the implied fair value of that goodwill, we recognize an impairment loss in an amount equal to that excess. Test for indefinite-lived intangible assets, including borrowings from Korea Securities Finance Corporation and court deposits at Chohung Bank, is also carried out on an annual basis on an asset-by-asset basis, or more frequently if events or circumstances indicate they might be impaired. Impairment assessments are performed using a variety of valuation methodologies, including discounted cash flow estimates. Management estimates the future cash flows expected to be derived from the use and, if applicable, the terminal value of the assets. The key variables that management must estimate include, among other factors, market trading volume, market share, fee income, growth rate and profitability margin. Although the assumptions used are consistent with our internal planning, significant management judgment is involved in estimating these variables, which include inherent uncertainties. A discount rate is applied to the cash flow estimates considering our cost of capital rate and specific country and industry risk factors. The cash flows of Shinhan Bank’s reporting units were discounted using discount rates ranging from 12.45% to 12.92%.

The sharp decline in the Korean financial industry during the second half of 2002 prompted a re-assessment of all key assumptions underlying our goodwill valuation judgments. As result of our review, we determined that goodwill impairment charges of W115 billion and W22 billion were required on the goodwill recorded in the brokerage and capital market units of Good Morning Shinhan Securities. The decline of the brokerage industry during 2006 required us to further assess key assumptions underlying our goodwill valuation judgment. As result of our review, we determined that goodwill impairment charges of W129 billion were required on the goodwill recorded in the brokerage market unit of Good Morning Shinhan Securities. The amount of these charges were equal to the difference between the carrying amount of goodwill and its implied fair value, which is based on the fair value of the net assets in respect of reporting units.

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

See notes 3, 10 and 20 in the notes to our consolidated financial statements included in this annual report for additional information related to goodwill and intangible assets.

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

See note 36 of the notes to our consolidated financial statements included in this annual report for additional information related to VIEs.

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

See note 31 of the notes to our consolidated financial statements included in this annual report for additional information related to the commitments and contingencies, and Note 3 to our consolidated financial statements describe our contingent considerations to the Korea Deposit Insurance Corporation in connection with our acquisition of Chohung Bank.

Valuation allowance for Deferred Tax Assets

We recognize deferred tax assets and liabilities for the future tax consequences attributes to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carryforwards and tax credits. A valuation allowance is maintained for deferred tax assets that we estimate are more likely than not to be unrealizable based on available evidence at the time the estimate is made. Determining the valuation allowance requires significant management judgments and assumptions. In determining the valuation allowance, we use historical and forecasted future operating results, based upon approved business plans, including a review of the eligible carryforward periods, tax planning opportunities and other relevant considerations.

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

In 2006, we decided that it is more likely than not that we will not be able to utilize in the future certain net deferred tax assets of net operating loss carryforwards of Shinhan Financial Group. Thus we recorded valuation allowance of W25 billion on such deferred tax assets.

See note 25 of the notes to our consolidated financial statements included in this annual report for additional information related to deferred tax assets and valuation allowance.

Average Balance Sheet and Volume and Rate Analysis

Average Balance Sheet and Related Interest

The following table shows our average balances and interest rates, as well as the net interest spread, net interest margin and asset liability ratio, for the years ended December 31, 2004, 2005 and 2006.

	Year Ended December 31,
	2004					2005					2006
			Interest					Interest					Interest
	Average		Income/		Yield/	Average		Income/		Yield/	Average		Income/		Yield/
	Balance(1)		Expense		Rate	Balance(1)		Expense		Rate	Balance(1)		Expense		Rate
	(In billions of Won, except percentages)

Assets:
Interest-bearing deposits	W	1,322	W	44	3.33%	W	1,778	W	64	3.60%	W	2,607	W	93	3.57%
Call loans and securities purchased under resale agreements		3,012		93	3.09		2,499		85	3.40		1,674		73	4.36
Trading assets		3,666		168	4.58		3,394		111	3.27		4,152		147	3.54
Securities(2)		20,924		1,265	6.05		19,348		932	4.82		26,785		1,199	4.48
Loans:(3)
Commercial and industrial		35,753		1,876	5.25		36,079		2,075	5.75		36,663		2,349	6.41
Other commercial		21,632		1,311	6.06		20,130		1,145	5.69		21,054		1,433	6.81
Lease financing		1,039		62	5.97		749		47	5.80		656		37	5.49

Total corporate		58,424		3,249	5.56		56,958		3,267	5.74		58,373		3,819	6.54

Mortgage and home equity		21,408		1,138	5.32		24,630		1,290	5.24		27,212		1,665	6.12
Credit cards		5,575		609	10.92		4,574		589	12.88		4,877		508	10.42
Other consumer		14,481		1,146	7.91		15,552		1,150	7.39		19,357		1,389	7.18

Total consumer		41,464		2,893	6.98		44,756		3,029	6.77		51,446		3,562	6.92

Total loans		99,888		6,142	6.15		101,714		6,296	6.19		109,819		7,381	6.72

Other interest-earning assets		—		—	—		—		—	—		—		—	—

Total interest-earning assets	W	128,812	W	7,712	5.99%	W	128,733	W	7,488	5.82%	W	145,037	W	8,893	6.13%

Non-interest-earning assets:
Cash and cash equivalents		3,467		—			3,855		—			3,910		—
Other assets		12,507		—			16,779		—			18,090		—

Total assets	W	144,786	W	7,712		W	149,367	W	7,488		W	167,037	W	8,893

Liabilities:
Interest-bearing deposits:
Interest-bearing demand deposits	W	7,880	W	105	1.33%	W	6,594	W	125	1.90%	W	7,964	W	146	1.83%
Savings deposits		21,987		272	1.24		26,100		250	0.96		27,279		577	2.12
Certificates of deposit		6,735		275	4.08		8,838		338	3.81		9,934		464	4.67
Other time deposits		41,863		1,605	3.83		39,031		1,439	3.69		39,644		1,415	3.57
Mutual installment deposits		2,487		113	4.54		1,997		83	4.16		1,211		46	3.88

Total interest-bearing deposits		80,952		2,370	2.93		82,560		2,235	2.71		86,032		2,648	3.08

Short-term borrowings		14,934		370	2.48		14,975		357	2.38		13,688		536	3.92
Secured borrowings		7,102		299	4.21		6,584		240	3.65		8,132		334	4.11
Long-term debt		20,136		1,099	5.46		22,209		1,182	5.32		28,839		1,394	4.83
Other interest-bearing liabilities		—		—	—		—		—	—		—		—	—

Total interest bearing liabilities	W	123,124	W	4,138	3.36%	W	126,328	W	4,014	3.18%	W	136,691	W	4,912	3.59%

Non-interest-bearing liabilities:
Non-interest-bearing deposits		2,287		—			2,393		—			2,166		—
Trading liabilities		668		—			1,177		—			1,635		—
Acceptance outstanding		1,539		—			1,944		—			1,189		—
Accrued expenses and other liabilities		11,455		—			11,031		—			16,076		—
Minority interest		324		—			73		—			121		—
Redeemable convertible preferred stock		723		—			585		—			195		—
Stockholders’ equity		4,666		—			5,836		—			8,964		—

Total liabilities and stockholders’ equity	W	144,786	W	4,138		W	149,367	W	4,014		W	167,037	W	4,912

Net interest spread(4)					2.63%					2.64%					2.54%
Net interest margin(5)					2.78%					2.70%					2.74%
Average asset liability ratio(6)					104.62%					101.90%					106.11%

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank and Jeju Bank and (b) quarterly balances for other subsidiaries.

(2)	The average balance and yield on securities are based on amortized cost. The yield on the available-for-sale portfolio is based on average historical cost balances, therefore, the yield information does not give effect to changes in fair value that are reflected as a component of stockholders’ equity.

(3)	Non-accruing loans are included in the respective average loan balances. Income on such non-accruing loans is no longer recognized from the date the loan is placed on nonaccrual status. We reclassify loans as accruing when interest (including default interest) and principal payments are current.

(4)	The difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities.

(5)	The ratio of net interest income to average interest-earning assets.

(6)	The ratio of average interest-earning assets to average interest-bearing liabilities.

Analysis of Changes in Net Interest Income — Volume and Rate Analysis

The following tables provide an analysis of changes in interest income, interest expense and net interest income between changes in volume and changes in rates for (i) 2005 compared to 2004 and (ii) 2006 compared to 2005. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities in proportion to absolute volume and rate change. The variance caused by the change in both volume and rate has been allocated in proportion to the absolute volume and rate change.

	From 2004 to 2005
	Interest Increase (Decrease)
	Due to Change in
	Volume		Rate		Change
	(In billions of Won)

Increase (decrease) in interest income
Interest-bearing deposits	W	16	W	4	W	20
Call loans and securities purchased under resale agreements		(17)		9		(8)
Trading assets		(12)		(45)		(57)
Securities		(90)		(243)		(333)
Loans:
Commercial and industrial		17		182		199
Other commercial		(88)		(78)		(166)
Lease financing		(18)		3		(15)

Total corporate		(89)		107		18

Mortgage and home equity		169		(17)		152
Credit cards		(119)		99		(20)
Other consumer		82		(78)		4

Total consumer		132		4		136

Total loans		43		111		154

Other interest-earning assets		—		—		—

Total interest income		(60)		(164)		(224)

Increase (decrease) in interest expense
Interest bearing deposits:
Demand deposits		(19)		39		20
Savings deposits		46		(68)		(22)
Certificates of deposit		81		(18)		63
Other time deposits		(106)		(60)		(166)
Mutual installment deposits		(21)		(9)		(30)

Total interest-bearing deposits		(19)		(116)		(135)

Short-term borrowings		1		(14)		(13)
Secured borrowings		(21)		(38)		(59)
Long-term debt		111		(28)		83
Other interest-bearing liabilities		—		—		—

Total interest expense		72		(196)		(124)

Net increase (decrease) in net interest income		(132)		32		(100)

	From 2005 to 2006
	Interest Increase (Decrease)
	Due to Change in
	Volume		Rate		Change
	(In billions of Won)

Increase (decrease) in interest income
Interest-bearing deposits	W	30	W	(1)	W	29
Call loans and securities purchased under resale agreements		(32)		20		(12)
Trading assets		26		10		36
Securities		337		(70)		267
Loans:
Commercial and industrial		34		240		274
Other commercial		55		233		288
Lease financing		(7)		(3)		(10)

Total corporate		82		470		552

Mortgage and home equity		144		231		375
Credit cards		37		(118)		(81)
Other consumer		274		(35)		239

Total consumer		455		78		533

Total loans		537		548		1,085

Other interest-earning assets		—		—		—

Total interest income		898		507		1,405

Increase (decrease) in interest expense
Interest bearing deposits:
Demand deposits		25		(4)		21
Savings deposits		12		315		327
Certificates of deposit		45		81		126
Other time deposits		22		(46)		(24)
Mutual installment deposits		(32)		(5)		(37)

Total interest-bearing deposits		72		341		413

Short-term borrowings		(33)		212		179
Secured borrowings		61		33		94
Long-term debt		328		(116)		212
Other interest-bearing liabilities		—		—		—

Total interest expense		428		470		898

Net increase (decrease) in net interest income		470		37		507

Operating Results

2006 Compared to 2005

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income.

	Year Ended December 31,
	2005		2006		% Change
	(In billions of Won, except percentages)

Interest and dividend income:
Interest and fees on loans	W	6,296	W	7,381	17.2%
Interest and dividends on securities		932		1,199	28.6
Trading assets		111		147	32.4
Other interest income		149		166	11.4

Total interest and dividend income	W	7,488	W	8,893	18.8

Interest expense:
Interest on deposits	W	2,234	W	2,648	18.5%
Interest on short-term borrowings		340		524	54.6
Interest on secured borrowings		240		334	39.2
Interest on long-term debt		1,182		1,394	17.9
Other interest expense		18		12	(33.3)

Total interest expense		4,014		4,912	22.4

Net interest income	W	3,474	W	3,981	14.6%

Net interest margin(1)		2.70%		2.74%

Note:

(1)	The ratio of net interest income to average interest-earning assets. See “— Average Balance Sheet and Volume and Rate Analysis — Average Balance Sheet and Related Interest.”

Interest and dividend income.  The 18.8% increase in interest and dividend income is due primarily to a 17.2% increase in interest and fees on loans and a 28.6% increase in interest and dividends on securities.

The average balance of our interest earning assets increased 12.7% from W128,733 billion in 2005 to W145,037 billion in 2006, principally as a result of an increase in the average balances of investment securities and loans.

The 28.6% increase in interest and dividends on securities was due primarily to a 38.4% increase in the average balance of securities from W19,348 billion in 2005 to W26,785 billion in 2006, which was partially offset by a decline by 34 basis points in the average yield on securities from 4.82% in 2005 to 4.48% in 2006.

The 17.2% increase in interest and fees on loans was due primarily to the following;

•	a 29.1% increase in interest and fees on mortgage and home equity loans from W1,290 billion in 2005 to W1,665 billion in 2006, which was due primarily to a 10.5% increase in the average balance of mortgage and home equity loans from W24,630 billion in 2005 to W27,212 billion in 2006 and an increase of 88 basis points in the average yield on such loans from 5.24% in 2005 to 6.12% in 2006;

•	a 25.2% increase in interest and fees on other commercial loans from W1,145 billion in 2005 to W1,433 billion in 2006, which was due primarily to a 4.6% increase in average balance of other commercial loans from W20,130 billion in 2005 to W21,054 billion in 2006 and an increase by 112 basis points in the average yield on such loans from 5.69% in 2005 to 6.81% in 2006; and

•	a 13.2% increase in interest and fees on commercial and industrial loans from W2,075 billion in 2005 to W2,349 billion in 2006, which was due primarily to an increase by 66 basis points in the average yield on such loans from 5.75% in 2005 to 6.41% in 2006 and a 1.6% increase in the average balance of such loans from W36,079 billion in 2005 to W36,663 billion in 2006.

Our loans in 2006 recorded a 8.0% increase in average volume from W101,714 in 2005 to W109,819 in 2006, due primarily to an increase in the average balance of consumer loans as follows:

•	a 10.5% increase in the average balance of mortgage and home equity loans from W24,630 billion in 2005 to W27,212 billion in 2006; and

•	a 24.5% increase in the average balance of other consumer loans from W15,552 billion in 2005 to W19,357 billion in 2006.

Our credit cards recorded a 6.6% increase in average volume from W4,574 billion in 2005 to W4,877 billion, due primarily to an increase in one-time credit card purchases, which was partially offset by a decrease in cash advances and card loans. The average yield on credit cards decreased by 246 basis points from 12.88% in 2005 to 10.42% in 2006.

Interest Expense.  Interest expense increased by 22.4% from W4,014 billion in 2005 to W4,912 billion in 2006, due primarily to a 18.5% increase in interest on deposits from W2,234 billion in 2005 to W2,648 billion, a 17.9% increase in interest on long-term debt from W1,182 billion in 2005 to W1,394 billion in 2006, and a 39.2% increase in interest on secured borrowings from W240 billion in 2005 to W334 billion in 2006.

The 18.5% increase in interest expense on deposits in 2006 was primarily the result of an increase by 46 basis points in the cost of interest-bearing deposits from 2.71% in 2005 to 3.08% in 2006 and a 4.2% increase in the average volume of interest-bearing deposits from W82,560 billion in 2005 to W86,032 billion in 2006.

The principal reason for the increase in interest rates payable on our interest-bearing deposits was the general increase in short-term market interest rates. The average interest rate paid on our savings deposits, which accounted for 31.7% of our average interest-bearing deposits in 2006, increased by 116 basis points from 0.96% in 2005 to 2.12% in 2006. The average interest rate paid on our certificates of deposit, which accounted for 11.5% of our average interest-bearing deposits in 2006, increased by 85 basis points from 3.82% in 2005 to 4.67% in 2006. The average interest rate paid on our time deposits other than certificate of deposit, which generally have maturities of more than one year and accounted for 46.1% of our average interest-bearing deposits in 2006, decreased by 12 basis points from 3.69% in 2005 to 3.57% in 2006.

The increase in the average volume of interest-bearing deposits is due primarily to a 4.5% increase in average volume of savings deposits from W26,100 billion in 2005 to W27,279 billion in 2006 and a 12.4% increase in the average volume of certificate of deposits from W8,838 billion in 2005 to W9,934 billion in 2006, which was partially offset by a 1.6% increase in the average volume of time deposits other than certificates of deposit from W39,031 billion in 2005 to W39,644 billion in 2006 and a decrease in the average volume of other deposit products.

The 17.9% increase in interest expense on long-term debt was due to a 29.9% increase in the average volume of long-term debt from W22,209 billion in 2005 to W28,839 billion in 2006 resulting from the issuance of financial debentures by Shinhan Bank to secure long-term funding for operations and the issuance of corporate debentures and long-term debt by our holding company to fund the operations of its non-banking subsidiaries, make repayments on the redeemable preferred shares and secure advance funding for the LG Card acquisition, which was partially offset by a decline by 14 basis points in the average interest rates paid on our long-term debt from 5.32% in 2005 to 4.83% in 2006, primarily as a result of the general decline in the average market interest in 2006.

The 39.2% increase in interest on secured borrowings was due primarily to an increase by 46 basis points in the average interest rate paid from 3.65% in 2005 to 4.11% in 2006, resulting from an increase in interest rates payable on secured borrowings following the general increase in the average market interest rates.

Net interest margin.  Net interest margin represents the ratio of net interest income to average interest earning assets. Our overall net interest margin increased from 2.70% in 2005 to 2.74% in 2006, primarily due to a 14.6% increase in net interest income from W3,474 billion in 2005 to W3,981 billion in 2006 and a 12.7% increase in the average volume of our interest earning assets from W128,733 billion in 2005 to W145,037 billion in 2006.

Provision for loan losses

Our provision for loan losses was W252 billion in 2006 as compared to reversal of provision for loan losses of W255 billion in 2005, primarily reflecting an increase in the total allowance for loan losses as a result of an increase in the total loan balance, which was partially offset by a decrease by 14 basis points in the rate of provision for loan losses, which is computed as the ratio of allowance for loan losses to the total loan balance. We decreased the rate of provision for loan losses in light of the continued improvement in the credit quality of our overall loan portfolio following the growth in Korean economy.

The total loan balance increased by W16,598 billion in 2006, and mortgage and home equity loans which are considered to have a lower credit risk than other types of loans accounted for W4,257 billion, or 25.6% of the increase in our total loan balance. On the other hand, our credit card portfolio which is with a higher credit risk decreased by W317 billion in 2006. Our ratio of non-performing loans over total loans decreased to 1.02% as of December 31, 2006 from 1.51% as of December 31, 2005. In addition, our nonaccrual loans, including the past due loans within the repayment grace period , increased to W2,099 billion, or 1.71% of total loans, as of December 31, 2006, from W2,052 billion, or 1.94% of total loans, as of December 31, 2005.

The foregoing contributed to a significant increase in our provision for loan losses in 2006, which may be further explained by reference to:

•	an increase in the total amount of non-impaired corporate loans from W55,606 billion in 2005 to W66,592 billion in 2006, which more than offset an improvement in the loss ratio for non-impaired loans following the overall economic turnaround; and

•	an increase in the average loss rates from 30.8% in 2005 to 62.9% in 2006 for corporate loans, primarily resulting from the relatively high loss rates for corporate loans that were newly reclassified as impaired, which more than offset a decrease in the total amount of impaired loans from W2,285 billion in 2005 to W1,375 billion in 2006.

The extent of provision for credit losses in 2006 were partially offset by a decrease in provision for credit losses in respect of unused portions of lines of credits that we extended to our customers, which are not immediately cancelable at our option. In 2005, our provision for credit losses on such unused portions of credit lines was W111 billion. In 2006, a reversal of provision for credit losses on such unused portions of credit lines amounted to W11 billion primarily due to a decrease in the loss rate of non-impaired loans.

The following table sets forth for the periods indicated the components of provision for credit losses by product type.

	As of December 31,
	2005		2006		% Change
	(In billions of Won, except percentages)

Total (reversal of) provision for loan losses(A):
Corporate	W	(402)	W	194	N/M
Mortgages and home equity		(1)		(18)	180%
Other consumer		76		44	(42.1)
Credit cards		72		32	(55.5)

		(255)		252	N/M

Total (reversal of) provision for off-balance sheet credit instruments(B):
Guarantees and acceptances	W	(39)	W	(15)	(61.5)%
Unused portions of credit line		111		(11)	N/M

		72		(26)	N/M

Total (reversal of) provision for credit losses (A+B)	W	(183)	W	226	N/M

N/M = not meaningful

We recorded reversal of provision for loan losses against corporate loans of W402 billion in 2005 compared to provision for loan losses of W194 billion in 2006. This was due primarily to an increase of provision for loans losses of impaired corporate loans. Our loan loss allowance against corporate loans increased by 18.2% from W1,074 billion as of December 31, 2005 to W1,269 billion as of December 31, 2006, due primarily to a higher loss rate for impaired corporate loans and an increase in the amount of total corporate loans, which more than offset decreases in the total amount of non-performing loans and net charge-offs.

Reversal of provision for loan losses against mortgage and home equity loans increased from W1 billion in 2005 to W18 billion in 2006 due primarily to the improved quality of loans. Our loan loss allowance against mortgage and home equity loans decreased 78.95% from W19 billion as of December 31, 2005 to W4 billion as of December 31, 2006 while our mortgage and home equity loans increased 16.47% from W25,840 billion as of December 31, 2005 to W30,097 billion as of December 31, 2006 reflecting increased demand for such loans. The ratio of non-performing loans to total loans within this portfolio declined from 0.4% in 2005 to 0.2% in 2006.

Our provision for loan losses against other consumer loans decreased 42.1% from W76 billion in 2005 to W44 billion in 2006 primarily reflecting a decrease in the amount of write-offs. Net charge-offs within the other consumer loan portfolio has decreased from W262 billion in 2005 to W53 billion in 2006. Other consumer loans have increased 14.45% from W17,875 billion as of December 31, 2005 to W20,458 billion as of December 31, 2006. However, the allowance for loan losses has decreased 4.37% from W183 billion as of December 31, 2005 to W175 billion as of December 31, 2006, reflecting continued aggressive charge-offs of delinquent accounts, decreased levels of delinquencies within the loan portfolio, and improved credit quality of impaired loans. The ratio of non-performing loans to total loans within this portfolio decreased from 1.0% as of December 31, 2005 to 0.6% as of December 31, 2006.

Our provision for loan losses against credit cards decreased 55.5% from W72 billion in 2005 to W32 billion in 2006 reflecting a decrease in delinquencies during 2006 and a decrease in the size of the loan portfolio. Net charge-offs within the credit card portfolio has decreased from W244 billion in 2005 to W141 billion in 2006. Our credit card balances resulted in a 7.50% decrease from W4,242 billion as of December 31, 2005 to W3,924 billion as of December 31, 2006. Our allowance for losses against credit cards has decreased 46.19% from W236 billion as of December 31, 2005 to W127 billion as of December 31, 2006, primarily due to an improvement in the overall quality of our credit card assets following continued charge-offs of delinquent accounts. The ratio of non-performing loans to total loans within our credit card portfolio decreased from 1.1% as of December 31, 2005 to 1.0% as of December 31, 2006.

Total provision for off-balance sheet credit instruments decreased from 2005 to 2006 due to reversal of unused portions of credit lines. The decrease in provision for unused portions of credit lines was primarily due to a decrease in loss rates of non-impaired corporate loans.

Noninterest Income

The following table sets forth for the periods indicated the components of our noninterest income.

	As of December 31,
	2005		2006		% Change
	(In billions of Won, except percentages)

Commissions and fees from non-trust management:
Brokerage fees and commissions(1)	W	345	W	479	38.8%
Other fees and commissions(2)		1,160		1,032	(11.0)
Net trust management fees(3)		100		106	6.0
Net trading profits		116		141	21.6
Net gains (losses) on securities		96		31	(67.7)
Gain on other investment		284		207	(27.1)
Net gain on foreign exchange		94		229	143.6
Insurance income		189		1,366	622.8
Other		334		334	0.3

Total noninterest income	W	2,718	W	3,926	44.4%

Notes:

(1)	Consists of commissions, fees and markup on securities brokerage activities.

(2)	Includes commissions received on remittance, commissions received on imports and export letters of credit and commissions received from foreign exchange transactions.

(3)	Consists principally of fees from management of trust accounts in our banking operations.

The 44.4% increase in noninterest income was mainly attributable to a significant increase in insurance income, which was due to the acquisition of Shinhan Life Insurance in November 2005.

Noninterest Expenses

The following table shows, for the periods indicated, the components of our noninterest expense.

	Year Ended December 31,
	2005		2006		% Change
	(In billions of Won, except percentages)

Employee compensation and other benefits	W	1,480	W	1,789	20.9%
Depreciation and amortization		377		471	24.9
General and administrative expenses		516		666	29.1
Credit card fees		134		205	53.0
Provision (reversal) for other losses		113		(16)	N/M
Insurance fees on deposits		125		128	2.4
Other fees and commission expenses		292		358	22.6
Taxes (except income taxes)		110		96	(12.7)
Insurance operating expense		200		1,404	602.0
Other		347		483	38.9

Total noninterest expenses	W	3,694	W	5,583	51.1%

The 51.1% increase in noninterest expenses was mainly attributable to a significant increase in insurance operating expenses, which was due to the acquisition of Shinhan Life Insurance in November 2005, and an increase in employee compensation other benefits paid out after the merger of Shinhan Bank and Chohung Bank.

Income Tax Expense

Income tax expense decreased by 34.5% from W942 billion in 2005 to W617 billion in 2006 to as a result of our decreased income and related tax expense. The statutory tax rate was 27.5% in both 2005 and 2006. Our effective rate of income tax decreased to 29.2% in 2006 from 35.0% in 2005. Our effective rate of income tax in 2005 was high compared to 2006 due to additional tax assessed by the Korean tax authority and provision of valuation allowance for deferred tax assets in 2005 and the reversal of the valuation allowance in 2006.

Net Income Before Extraordinary Item

As a result of the foregoing, our net income before extraordinary items decreased by 14.9% from W1,739 billion in 2005 to W1,480 billion in 2006.

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

The foregoing contributed to a significant decrease in our provision for loan losses in 2005, which may be further explained by reference to the following:

•	changes in the asset quality of individually identified impaired corporate loans — Changes in the asset quality of individually identified impaired corporate loans are attributed to a decrease in the outstanding balance which may result from collection through the disposal of collateral or relaxing requirements for troubled debt restructurings. Such changes have a direct impact on provisioning for loan losses through individual analysis of those loans. See “Item 4. Information on the Company — Description of Assets and Liabilities — Loans individually identified for review and considered impaired”. Specific allowances are established by discounting the estimated cash flows expected to receive using the loan’s effective interest rate or by reference to the fair value of the collateral; and

•	the improvement in asset quality classifications of loans which are not specially identified as impaired — For loans which are not specially identified as impaired, the general allowance for loan losses is determined based on loss factors taking into consideration past performance of the portfolio, previous loan loss history and charge-off information which are developed through a migration model. See “Item 4. Information on the Company — Description of Assets and Liabilities — Loans not specifically identified as impaired”. Due primarily to the enhanced condition of the Korean economy, our asset quality classifications of non-impaired loans improved and the loss rates decreased in 2005 as compared to 2004. As a result, provision for loan losses against non-impaired loans decreased from 2004 to 2005.

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

N/M = not meaningful.

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

Our provision for loan losses against other consumer loans decreased 41.5% from W130 billion in 2004 to W76 billion in 2005 primarily reflecting a decrease in the amount of write-offs. Net charge-offs within the other consumer loan portfolio has decreased from W419 billion in 2004 to W262 billion in 2005. Other consumer loans have increased 14.9% from W15,546 billion as of December 31, 2004 to W17,875 billion as of December 31, 2005. However, the allowance for loan losses has decreased 50.3% from W368 billion as of December 31, 2004 to W183 billion as of December 31, 2005, reflecting continued aggressive charge-offs of delinquent accounts, decreased levels of delinquencies within the portfolio, and improved credit quality of impaired loans. The ratio of non-performing loans to total loans within this portfolio remained stable at 1.0% as of December 31, 2004 and December 31, 2005.

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

Noninterest Income

The following table sets forth for the periods indicated the components of our noninterest income.

	As of December 31,
	2004		2005		% Change
	(In billions of Won, except percentages)

Commissions and fees from non-trust management:
Brokerage fees and commissions(1)	W	232	W	345	48.7%
Other fees and commissions(2)		947		1,160	22.5
Net trust management fees(3)		84		100	19.0
Net trading profits		138		116	(15.9)
Net gains (losses) on securities		(77)		96	N/M
Gain on other investment		53		284	435.8
Net gain on foreign exchange		353		94	(73.4)
Insurance income		—		189	N/M
Other		366		334	(8.7)

Total noninterest income	W	2,096	W	2,718	29.7%

N/M = Not meaningful

Notes:

(1)	Consists of commissions, fees and markup on securities brokerage activities.

(2)	Includes commissions received on remittance, commissions received on imports and export letters of credit and commissions received from foreign exchange transactions.

(3)	Consists principally of fees from management of trust accounts in our banking operations.

The 29.7% increase in noninterest income was attributable to a 435.8% increase in gain on other investment, our recording of insurance income in 2005 that we did not record in 2004 following the consolidation of Shinhan Life Insurance into our results of operations, our recording of net gain on securities in 2005 as compared to net loss in 2004, a 22.5% increase in other fees and commissions, including commissions received on remittance, and 48.7% increase in brokerage fees and commissions, which more than offset a 73.4% decrease in net gain on foreign exchange. In 2005, we recorded gain on other investment of W284 billion primarily as a result of our sales of equity securities of LG Card and Hynix Semiconductor that we previously received in connection with the debt restructuring of these companies. These sales were made into the market following the expiration of the lock-up period. The W189 billion of insurance income that we recorded in 2005 results from insurance premiums received by Shinhan Life Insurance during the last month of 2005 which was consolidated into our results of operations. We recorded net gain on securities in 2005 compared to net loss on securities in 2004, primarily due to gains from the sale of the equity securities of Ssangyong Motors held by Chohung Bank in 2005 and the absence of significant losses from the write-down of investment securities in 2005 as compared to 2004. The 48.7% increase in brokerage fees and commissions from 2004 to 2005 was due primarily to the increased volume of securities transactions involving the beneficiary certificates sold by investment trust companies. The 22.5% increase in other fees and commissions from 2004 to 2005 was primarily due to the increase in investment banking activities, including, among others, real estate financing, asset-backed securities and project financing. The 73.4% decrease in net gain on foreign exchange reflects the reduced transaction gains as a result of the appreciation of the Korean Won against foreign currencies and the decrease in foreign exchange transaction volume after Shinhan Bank ceased to offer deposit products utilizing the Korean Won and Japanese Yen swaps as described in “ — Overview — Certain Income Tax Expenses and Provision for Other Losses.”.

Noninterest Expenses

The following table shows, for the periods indicated, the components of our noninterest expense.

	Year Ended December 31,
	2004		2005		% Change
	(In billions of Won, except percentages)

Employee compensation and other benefits	W	1,217	W	1,480	21.6%
Depreciation and amortization		429		377	(12.1)
General and administrative expenses		543		516	(5.0)
Credit card fees		147		134	(8.8)
Provision for other losses		16		113	N/M
Insurance fees on deposits		123		125	1.6
Other fees and commission expenses		241		292	21.2
Taxes (except income taxes)		92		110	19.6
Insurance operating expense		—		200	N/M
Other		348		347	(0.3)

Total noninterest expenses	W	3,156	W	3,694	17.0%

N/M = Not meaningful

The 17.0% increase in noninterest expenses was due primarily to our recording insurance operating expenses of W200 billion in 2005 including payment of insurance premiums and provision for insurance payment reserves following the consolidation of operations of Shinhan Life Insurance into our results of operations, a 21.6% increase in employee compensation and severance benefits, which primarily resulted from increase in our salaries and bonuses for our labor force in connection with the harmonization of compensation between Shinhan Bank and Chohung Bank, and a significant increase in provision for other losses which reflects the additional W49 billion of provisions we raised in anticipation of the losses from our dispute with the Korean National Tax Service in respect of certain deposit products utilizing Korean Won and Japanese Yen swaps as described in “— Overview — Certain Income Tax Expenses and Provision for Other Losses.”

Income Tax Expense

Income tax expense increased from W764 billion in 2004 to W942 billion in 2005 as a result of our increased income and the additional tax expense incurred as a result of the events described in “— Certain Income Tax Expenses and Provision for Other Losses” above. The statutory tax rate was 29.7% in 2004 and 27.5% in 2005.

Our effective rate of income tax increased to 35.0% in 2005 from 32.1% in 2004 due primarily to an increase in expenses not deductible for tax purposes and an increase of valuation allowance on net deferred tax assets that we determined to be unlikely to be available following the split-merger of Chohung Bank’s credit card operations into Shinhan Card.

Net Income Before Extraordinary Item

As a result of the foregoing, our net income before extraordinary items increased by 18.9% from W1,462 billion in 2004 to W1,739 billion in 2005.

Business Outlook

In 2004, 2005 and 2006, according to the Bank of Korea, Korea’s gross domestic products grew by 4.7%, 4.2% and 5.0%, respectively. This steady growth was largely due to an increase in exports, an increase in domestic consumption and stable unemployment rates (which were 3.8%, 3.5% and 3.3% in 2004, 2005 and 2006, respectively, according to the Bank of Korea). We expect that the Korean economy will continue to maintain steady growth in the near future. However, a number of economic and political risks in Korea and abroad could impede the growth of the Korean economy, which would have a material adverse effect on our business. See “Item 3 Key Information — Risk Factors — Risks Relating to Korea and the Global Economy”. In addition, the continued intense competition in the banking and other financial sectors may also constrain our ability to increase our revenues and improve our profitability in the near future.

In corporate banking, lending to small- and medium-sized enterprises has long been our core focus of business. Our small- and medium-sized enterprises lending portfolio has grown steadily from a balance of W38,713 billion in 2004 to W39,943 billion in 2005 and to W47,159 billion in 2006. During this period, most of the national banks have shifted their corporate banking focus to, or increased their emphasis on, this type of lending, as opportunities in the large corporate sectors diminish. While we expect the competition in this sector to intensify and result in lower margins from lending to this customer sector, we believe our established customer base, quality brand image and experienced lending staff will provide an opportunity to maintain steady growth in this environment. This increase in lending has brought with it increasing delinquencies in this portion of our portfolio, in particular in loans to the real estate, leasing and service industry and the hotel and leisure industry (principally consisting of hotels, motels and restaurants) in 2004, resulting in higher charge-offs and provisions in 2004 and 2005. The rate of delinquencies in these industry sectors began to improve in the second half of 2005, and improved from 1.98% as of December 31, 2004 to 1.55% as of December 31, 2005 and 0.61% as of December 31, 2006.

In retail banking, over the past several years, we have experienced a significant growth in home mortgage-based secured consumer lending, both for home purchases as well as for general purpose borrowing through home equity loans. Our mortgage and home equity lending portfolio increased from an average balance of W21,408 billion during 2004 to W24,630 billion in 2005 and to W27,212 billion during 2006. The volume of such lending by us is significantly dependent on competitive conditions, real estate prices, interest rate levels and government policies affecting these markets, and the trends indicated by prior periods will be altered accordingly. In 2006, given the relative low home ownership ratio in Korea, the increasing demand for ownership of larger homes and the growing trend within the newly financially independent young population to seek their own housing, we expect the demand for home mortgage-based secured lending to be fairly strong and the banks to increase their lending. In addition, since the home mortgaged-based loans were introduced only in 2004, we believe that the market for such loans has a strong growth potential. We believe that consumer demand for the 15-year or longer term loans is likely to continue to grow given the tax benefits applicable to their interest payments. However, this trend may be counter-balanced by recent regulatory developments in Korea. For example, in the consumer loan sector, the Korean government enacted a number of changes to laws governing retail lending volumes, including the lowering of maximum loan-to-value ratio of mortgage and home equity loans to 60%, and in certain cases to 40%, and the adoption of maximum debt-to-income ratio of 60% as a requirement for approving mortgage and home equity loans. In recent years, the Korean government has issued several policy-driven regulations to suppress the increasing real estate prices in certain zones of the Seoul Metropolitan area that are in high demand, including the further reduction of maximum loan-to-value ratio applicable to mortgage and home equity loans for real estate in those regulated zones. We have also experienced a significant increase in other consumer loans (principally general unsecured loans) as we seek to diversify our consumer lending portfolio. Our other consumer loans increased from an average balance of W14,481 billion during 2004 to W15,552 billion in 2005 and to W19,357 billion during 2006.

In the credit card business, we witnessed our customers become more active borrowers until the first half of 2003 as the credit card markets expanded rapidly. Beginning in 2003, however, the growth in credit card usage and balances have been moderated as a result of heightened concerns about increasing delinquencies, credit defaults and asset quality deterioration. Our growth in this sector, represented by Shinhan Card, was not as dramatic as that experienced by other Korean banks and credit card companies, some of whom were shifting from large corporate lending to the credit card sector and others of whom chose to expand more aggressively. Our credit card portfolio growth trend reflects this difference, and this in turn was reflected in a lower level of credit defaults and delinquencies. Three credit card companies, including Shinhan Card, with sound asset quality recorded profit in 2004. The credit card asset size stabilized during 2005 and 2006. We experienced a continued improvement in the profitability of the credit card companies in 2006 primarily as a result of a decrease in the provision for credit losses due to improved asset quality and, to a lesser extent, an increase in lending. Our acquisition of Chohung Bank (including its credit card division) has resulted in a significant increase in our credit card assets, including considerable amounts of credit card assets with a higher level of delinquencies and credit defaults compared to our credit card assets of Shinhan Card. However, in 2005 and 2006, our provision for possible losses relating to the credit card assets of Chohung Bank decreased significantly compared to prior years. Simultaneous with the merger of Shinhan Bank and Chohung Bank, the credit card division of Chohung Bank was merged into Shinhan Card in April 2006. In March 2007, we acquired LG Card. Since the asset quality of LG Card substantially improved prior to our acquisition, we believe that the acquisition will not materially deteriorate the overall asset quality of our credit card business units, and any such effect will be more than offset by the positive impacts of the acquisition, including the expanded customer base, opportunities for cost-cutting and cross-selling and other synergy effects.

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

We believe that, over the long term, the establishment of the Shinhan Financial Group as a diversified financial services platform and the addition of subsidiaries, such as Chohung Bank, Shinhan Life Insurance and LG Card, to that platform will provide significant opportunities to enhance our prospects as and when economic conditions improve.

Results by Principal Business Segment Under Korean GAAP

As of December 31, 2006, we were organized into eight major business segments as follows:

•	the following business segments of Shinhan Bank (1):

•	retail banking;

•	corporate banking;

•	treasury and international business; and

•	other banking services;

•	credit card services of Shinhan Card (2);

•	securities brokerage services of Good Morning Shinhan Securities;

•	life insurance services of Shinhan Life Insurance; and

•	others.

Notes:

(1)	The respective business segments of Chohung Bank were consolidated into corresponding business segments of Shinhan Bank following the merger in 2006.

(2)	The credit card services division of Chohung Bank was consolidated into the credit card services sector of Shinhan Card following the split-merger in 2006. Currently, we provide credit card services also through LG Card, which we acquired in February 2007.

The following discussion of our results of operations by principal business segment is provided on a Korean GAAP basis since this is the basis of accounting that we currently use to manage our business. Our chief operating decision maker regularly makes decisions about resources to be allocated to these activities and assesses performance of the activities using this information, and consequently this forms the basis of our segment reporting included in Note 34 in the notes to our consolidated financial statements included in this annual report. The data below for Shinhan Bank include the data for Chohung Bank, which merged with Shinhan Bank in April 2007.

	Segment Results(1)						Total Revenues(2)
	Year Ended December 31,
	2004		2005		2006		2004		2005		2006
	(In billions of Won, except percentages)

Shinhan Bank:
Retail banking	W	787	W	1,085	W	1,149	W	2,796	W	2,735	W	2,860
Corporate banking		735		796		472		1,339		1,383		1,056
Treasury and international business		77		(93)		371		3,903		5,124		5,958
Other banking services		188		(177)		317		967		819		1,644
Good Morning Shinhan Securities		44		121		134		697		880		1,326
Shinhan Card		(314)		209		184		938		1,057		719
Shinhan Life Insurance		—		8		166		—		259		2,362
Other subsidiaries		10		30		9		355		361		256

Total(3)	W	1,527	W	1,979	W	2,802	W	10,995	W	12,618	W	16,181

Notes:

(1)	Represents income per segment before income taxes.

(2)	Represents net interest income plus noninterest income.

(3)	Before elimination or adjustments.

Shinhan Bank’s Retail Banking

Shinhan Bank’s retail banking segment products include mortgage and home equity loans and other consumer loans, deposits and other savings products. The data below for periods preceding the merger between Shinhan Bank and Chohung Bank in April 2006 represent combined data for the two banks for such periods.

	Year Ended December 31,						% Change
	2004		2005		2006		2004/2005	2005/2006
	(In billions of Won)

Income statement data
Net interest income	W	1,951	W	2,040	W	2,232	4.6%	9.4%
Noninterest income		845		695		628	(17.8)	(9.6)
Total revenues		2,796		2,735		2,860	(2.2)	4.6
Provision for credit losses		(496)		(257)		(283)	(48.2)	10.1
Noninterest expense including depreciation and amortization		(1,513)		(1,393)		(1,428)	(7.9)	2.5

Segment results(1)	W	787	W	1,085	W	1,149	37.9%	5.9%

Note:

(1)	Net income per segment before income taxes.

Comparison of 2006 to 2005

Our overall segment result increased by 5.9% from W1,085 billion in 2005 to W1,149 billion in 2006.

The 9.4% increase in net interest income from retail banking activities was due primarily to an increase in the average volume of loans to individuals and households (particularly, mortgage and home equity loans) and an increase in the average volume of time deposits having a term of one year or less due to an increase in short-term market interest rates, which was partially offset by a decrease in net interest margin.

Noninterest income decreased by 9.6% due primarily to a decrease in the transaction volume of derivatives and a decrease in trust fees, which was partly due to the growing popularity of indirect investment products.

Provision for credit losses on consumer loans increased by 10.1% due primarily to an increase in the total volume of loans to individuals and households (particularly, mortgage and home equity loans), which was partially offset by improved asset quality.

Noninterest expense including depreciation and amortization increased by 2.5% due primarily to an increase in general and administrative expenses and salaries, wages and employee benefits paid to employees, which was partially offset by a decrease in gross losses from derivatives transactions.

Comparison of 2005 to 2004

Our overall segment result increased by 37.9% from W787 billion in 2004 to W1,085 billion in 2005.

The 4.6% increase in net interest income from retail banking activities was due primarily to an increase in the average volume of loans to individuals and households (particularly, mortgage and home equity loans), which was partially offset by an increase in the average volume of deposits (particularly, certificates of deposits) and a decrease in net interest margin. The increase in mortgage and home equity loans is due primarily to the continued preference by commercial banks, including us, to lend to individuals and households on a secured basis. The increase in the average volume of deposits, certificate of deposits in particular, is due primarily to continued growth in customer demand for short-term deposit products in Korean Won, which was partially offset by a decrease in the average volume of time deposit products that utilize Korean Won and Japanese Yen swaps after such deposits were found to be subject to taxation. We are currently in administrative proceedings with the Korean National Tax Service in respect of these time deposit products as described in “— Overview — Certain Income Tax Expenses and Provision for Other Losses.”

Noninterest income decreased by 17.8% due primarily to a decrease in the transaction volume of derivatives resulting from a decrease in the average volume of time deposit products that utilize Korean Won and Japanese Yen swaps as described above, which was partially offset by an increase in agency fees and commissions income from an increase in cross-selling of bancassurance, investment trust funds and asset management products, which we attribute to our customers’ response to the generally low interest rate environment.

Provision for credit losses on consumer loans decreased by 48.2% due primarily to improved asset quality despite the increase in average lending volume.

Noninterest expense including depreciation and amortization decreased by 7.9% due primarily to a decrease in costs attributable to time deposit products that utilize Korean Won and Japanese Yen swaps, which we ceased to offer during 2005 following the adverse tax rulings, which was partially offset by an increase in salaries, wages, employee welfare and benefits paid to Shinhan Bank’s employees and payments of consulting fees in connection with branch network reconfiguration in anticipation of merger between Shinhan Bank and Chohung Bank in 2006.

Shinhan Bank’s Corporate Banking

Shinhan Bank’s large corporate banking segment handles its transactions with all of its corporate customers, including small- and medium-sized enterprises, chaebols and public enterprises. Activities within the segment include loans, overdrafts and other credit facilities and gathering deposits. In 2005, investment banking activities (namely that provided by Shinhan Bank prior to the merger) were part of this segment. However, as a result of the merger-related restructuring, the investment banking activities were reclassified as part of the other banking segment beginning in 2006. The data below for periods preceding the merger between Shinhan Bank and Chohung Bank in April 2006 represent combined data for the two banks for such periods.

	Year Ended December 31,						% Change
	2004		2005		2006		2004/2005	2005/2006
	(In billions of Won)

Income statement data
Net interest income	W	788	W	873	W	843	10.8%	(3.4)%
Noninterest income		551		510		213	(7.4)	(58.2)

Total revenues		1,339		1,383		1,056	3.3	(23.6)
Provision for credit losses		(54)		(123)		(136)	127.8	10.6
Noninterest expense including depreciation and amortization		(550)		(464)		(448)	(15.6)	(3.4)

Segment results(1)	W	735	W	796	W	472	8.3%	(40.7)%

Note:

(1)	Net income per segment before income taxes.

Comparison of 2006 to 2005

Our overall segment result decreased by 40.7% from W796 billion in 2005 to W472 billion in 2006, due primarily to a 58.2% decrease in non-interest income.

The 3.4% decrease in net interest income was due primarily to an increase in funding costs as a result of a decrease in the total volume of deposits by our corporate customers and an increase in the total volume of loans to small-and medium-sized enterprises.

The 58.2% decrease in noninterest income was due primarily to (i) a decrease in fees and commissions from investment banking activities including asset-backed securitization, as a result of the reclassification discussed above and (ii) a decrease in gross gains from derivatives transactions resulting from a decrease in the volume of derivatives transactions.

Provision for credit losses on corporate loans increased by 10.6% due primarily to an increase in the total volume of loans to our corporate customers, which was partially offset by improved asset quality.

Noninterest expense including depreciation and amortization decreased by 3.4% due primarily to a decrease in gross losses from derivatives transactions, resulting from a decrease in the volume of derivatives transactions, which more than offset an increase in salaries, wages and employee benefits paid to employees.

Comparison of 2005 to 2004

Our overall segment result increased by 8.3% from W735 billion in 2004 to W796 billion in 2005.

Net interest income increased by 10.8% due primarily to an increase in the average volume of loans to small- and medium-sized enterprises, which resulted primarily from the continued growth in the small-and medium-sized lending market and Shinhan Bank’s continued marketing focus on this customer sector, which was partially offset by an increase in funding costs resulting from a net increase in loans by Shinhan Bank’s corporate banking division from its treasury division.

Noninterest income decreased by 7.4% due primarily to a decrease in gross gains from derivatives transactions resulting from a decrease in the average volume of derivatives transactions, which more than offset an increase in fees and commissions from investment banking activities (including asset-backed securitization), gains on investment securities (including gains from sale of investment securities ), dividends and valuation gains using the equity method of accounting and an increase in fees and commissions from export and import-related trade financing.

Provision for credit losses on corporate loans increased by 127.8% due primarily to the new regulation introduced by the Financial Supervisory Service which required Shinhan Bank to establish allowance for losses on unconfirmed guarantees and acceptances and commitments, which was partially offset by the improvement in asset quality.

Noninterest expense including depreciation and amortization decreased by 15.6% due primarily to a decrease in gross losses from derivatives transactions resulting from a decrease in the average volume of derivatives transactions, which more than offset an increase in salaries, wages, employee welfare and benefits paid to Shinhan Bank’s employees.

Shinhan Bank’s Treasury and International Business

Shinhan Bank’s treasury and international business segment primarily handles the trading of and investment in debt securities and, to a lesser extent, in equity securities for its own accounts, handling its treasury activities such as correspondence banking, and entering into derivatives transactions. The data below for periods preceding the merger between Shinhan Bank and Chohung Bank in April 2006 represent combined data for the two banks for such periods.

	Year Ended December 31,						% Change
	2004		2005		2006		2004/2005	2005/2006
	(In billions of Won)

Income statement data
Net interest income (expense)	W	3	W	(227)	W	(179)	N/M	(21.1)%
Noninterest income		3,900		5,351		6,137	37.2%	14.7

Total revenues		3,903		5,124		5,958	31.3	16.3
Provision for credit losses		5		40		13	N/M	(67.5)
Noninterest expense including depreciation and amortization		(3,831)		(5,257)		(5,600)	37.2	6.5

Segment results(1)	W	77	W	(93)	W	371	N/M	N/M

N/M = not meaningful

Note:

(1)	Net income per segment before income taxes.

Comparison of 2006 to 2005

Our overall segment result recorded a gain of W371 billion in 2006 as compared to a loss of W93 billion in 2005.

The 21.1% decrease in net interest expense was due primarily to an increase in interest and dividend income from securities resulting from an increase in the volume of the investment securities, which was partially offset by an increase in borrowings, such as financial debentures.

Noninterest income increased by 14.7% due primarily to an increase in fees from an increase in the volume of derivatives transactions, principally foreign exchange hedging and advisory services, as well as an increase in gains from foreign currency transactions resulting from the appreciation of the Korean Won against foreign currencies, which was partially offset by a decrease in gains from sale of available-for-sale securities.

The 67.5% decrease in reversal of provision for credit losses was due primarily to the improvement in our asset quality, in particular the quality of our foreign currency-denominated loans.

The 6.5% increase in noninterest expense including depreciation and amortization was due primarily to an increase in derivative liabilities resulting from an increase in the volume of back-to-back transactions to cover risk exposures arising in connection with Shinhan Bank’s transactions with customers.

Comparison of 2005 to 2004

Our overall segment result recorded a loss of W93 billion in 2005 as compared to a gain of W77 billion in 2004.

We recorded net interest expense of W227 billion in 2005 as compared to net interest income of W3 billion in 2004, due primarily to a decrease in interest and dividend income from securities resulting from the low average market interest rates and a decrease in interest income from foreign currency-denominated loans following the appreciation of the Korean Won against foreign currencies and a decrease in interest expenses on Won-denominated borrowings resulting from a decrease in the average balance of such borrowings.

Noninterest income increased by 37.2% from 2004 to 2005 due primarily to an increase in gains from increased volume of derivatives transactions, principally foreign exchange hedging and advisory services, as well as an increase in gains from foreign currency transactions resulting from the appreciation of the Korean Won against foreign currencies and gains from sale of available-for-sale securities.

Our reversal of provision for credit losses significantly increased from W5 billion in 2004 to W40 billion in 2005 due primarily to the improvement in our asset quality, in particular the quality of our foreign currency-denominated loans.

Noninterest expense including depreciation and amortization increased by 37.2% from 2004 to 2005 due primarily to an increase in derivative liabilities resulting from an increase in volume of back-to-back transactions to cover risk exposures that arose in connection with Shinhan Bank’s transactions with customers and an increase in losses from foreign currency transactions with customers and losses recorded on sales of trading securities by Chohung Bank in 2005.

Shinhan Bank’s Other Banking Services

The revenue-generating activities in this segment consist primarily of Shinhan Bank’s trust account management services, merchant banking business and non-performing loan collection services. This segment also reflects the expenses and provision for credit losses of Shinhan Bank that are not, as a matter of management policy, allocated to either retail banking or corporate banking. In 2005, investment banking activities (namely that provided by Shinhan Bank prior to the merger) were part of the corporate banking segment. However, as a result of the merger-related restructuring, the investment banking activities were reclassified as part of the other banking segment beginning in 2006. The data below for periods preceding the merger between Shinhan Bank and Chohung Bank in April 2006 represent combined data for the two banks for such periods.

	Year Ended December 31,						% Change
	2004		2005		2006		2004/2005	2005/2006
	(In billions of Won)

Income statement data
Net interest income	W	320	W	204	W	609	(36.3)%	198.5%
Noninterest income		647		615		1,035	(4.9)	68.3

Total revenues		967		819		1,644	(15.3)	100.7
Provision for credit losses		(15)		(77)		37	413.3	N/M
Noninterest expense including depreciation and amortization		(764)		(919)		(1,364)	20.3	48.4

Segment results(1)	W	188	W	(177)	W	317	N/M	N/M

N/M = Not meaningful

Note:

(1)	Net income per segment before income taxes.

For management reporting purposes, each of the retail banking and corporate banking segments computes and reflects provision for credit losses that are discounted based on average balances of loans to show a meaningful comparison of performance within and vis-à-vis other activities. This has the effect of understating the provision for credit losses that are reflected in our segment reporting as compared to the bank-wide provision for credit losses reflected in Shinhan Bank’s financial statements. The excess provision for credit losses arising from the difference in computations is not allocated to retail banking or corporate banking but are reflected in this segment. As a result, segment results will generally be in the negative. In 2004 and 2005, we recorded reversal of provision for credit losses that were not allocated to either retail banking or corporate banking of W15 billion and W77 billion, respectively, and in 2006, we recorded excess provision for credit losses that were not allocated to either retail banking or corporate banking of W37 billion.

In addition, Shinhan Bank frequently issues subordinated debt securities, which carry interest rates that are higher than market interest rates. As subordinated debt securities have the overall effect of improving Shinhan Bank’s capital adequacy and benefit Shinhan Bank in its entirety, the management believes it is inappropriate to allocate the higher costs associated with issuing subordinated debt to a particular business segment. Accordingly, we allocate and reflect the difference between the higher costs associated with subordinated debt and market interest rates in this segment as interest expenses.

Comparison of 2006 to 2005

Our overall segment result recorded a gain of W317 billion in 2006 as compared to a loss of W177 billion in 2005.

Net interest income increased significantly due primarily to a significant increase in the average volume of asset-backed commercial papers in merchant banking accounts and an increase in recoveries of interest on non-performing loans.

Noninterest income increased by 68.3% due primarily to the gains from the sale of investment securities in Daewoo Construction which exited the workout in 2006 and the reversal of impairment losses related to the subordinated debt purchased by us in connection with the securitization of non-performing loans.

We recorded provision for credit losses in 2005 compared to reversal of provision of credit losses in 2006, due primarily to improved asset quality resulting from the collection of non-performing loans.

Noninterest expense including depreciation and amortization increased by 48.4% due primarily to an increase in salaries and wages to employees and increase in severance benefits for a special program for voluntary retirements and the marketing expenses related to the increase in cross-selling of bancassurance, credit cards and investment products.

Comparison of 2005 to 2004

Our overall segment result recorded a loss of W177 billion in 2005 as compared to a gain of W188 billion in 2004.

Net interest income decreased by 36.3% from 2004 to 2005 due primarily to a decrease in recoveries of interest on non-performing loans, which in turn resulted from a decrease in the average volume of non-performing loans following improvement in the overall asset quality of the loan portfolio and a decrease in the average interest rates and the average volume of loans to large corporate customers for merchant banking accounts.

Noninterest income decreased by 5.0% from 2004 to 2005 due primarily to the sale by Shinhan Bank of common shares of the holding company in March 2004, resulting in a gain of W228 billion in the prior period, and the effect of eliminating certain double-counting between segments of investment banking and derivatives transactions, which was partially offset by an increase in Chohung Bank’s upfront fees for arranging loans as a result of the increased number of loan transactions of such loans and increased fees and commissions from trust-related products.

Provision for credit losses increased by 413.3% from 2004 to 2005 due to additional provisioning on mortgage and home equity loans required by the Financial Supervisory Service in 2005, despite the improvement in asset quality of the overall loan portfolio.

Noninterest expense including depreciation and amortization increased by 20.3% due primarily to an increase in salaries and wages to employees and increase in general and administrative expenses principally related to severance benefits for a special program for voluntary retirements of Chohung Bank.

Credit Card Services of Shinhan Card

Credit Card Services segment handles credit card activities primarily managed by Shinhan Card, our wholly-owned subsidiary. The data below for periods preceding the split merger in April 2006 between Shinhan Card and the credit card services division of Chohung Bank represent their combined data for such periods.

	Year Ended December 31,						% Change
	2004		2005		2006		2004/2005	2005/2006
	(In billions of Won)

Income statement data
Net interest income	W	936	W	955	W	718	2.0%	(24.8)%
Noninterest income		2		102		1	N/M	N/M

Total revenues		938		1,057		719	12.7	(32.0)
Provision for loan losses		(849)		(478)		(92)	(43.7)	(80.8)
Noninterest expense including depreciation and amortization		(403)		(370)		(443)	(8.2)	19.7

Segment results(1)	W	(314)	W	209	W	184	(116.6)%	(12.0)%

N/M = Not meaningful

Note:

(1)	Net income per segment before income taxes.

Comparison of 2006 to 2005

Our overall segment result decreased by 12.0% from W209 billion in 2005 to W184 billion in 2006.

Net interest income decreased by 24.8% due primarily to a decrease in the average volume of cash advances and card loans, both of which carry relatively high interest rates, which more than offset an increase in the fees received from credit card transactions.

Noninterest income significantly decreased from W102 billion in 2005 to W1 billion in 2006 due primarily to gains from sales of written-off credit card receivables in 2005 amounting to W93 billion in Chohung Bank credit card business.

Provision for credit losses decreased by 80.8% from W478 billion in 2005 to W92 billion in 2006 due primarily to improvements in the quality of credit card assets.

Noninterest expense including depreciation and amortization increased by 19.7% from W370 billion in 2005 to W443 billion in 2006 due primarily to an increase in fees paid on credit card transactions and fees paid to Shinhan Bank for handling miscellaneous credit card services and an increase in general and administrative expenses from lump sum incentives paid to employees transferring to Shinhan Card.

Comparison of 2005 to 2004

Our overall segment result improved from a loss of W314 billion in 2004 to a gain of W209 billion in 2005.

Net interest income increased by 1.9% due primarily to a decreased level of delinquencies on Chohung Bank’s credit card assets and an increase in fees received on credit card transactions for Shinhan Card.

Noninterest income significantly increased from W2 billion in 2004 to W102 billion in 2005 due primarily to gains from sales of written-off credit card receivables in 2005 amounting to W93 billion in Chohung Bank credit card business.

Provision for credit losses decreased by 43.7% from W849 billion in 2004 to W478 billion in 2005 due primarily to improvements in the quality of credit card assets.

Noninterest expense including depreciation and amortization decreased by 8.2% from W403 billion in 2004 to W370 billion in 2005 due primarily to a decrease in losses from sales of credit card loans resulting from a decrease in the sales volume relating to such loans in respect of Chohung Bank’s credit card loans, which was partially offset by an increase in general and administrative expenses of Shinhan Card.

Securities Brokerage Services of Good Morning Shinhan Securities

Securities brokerage services segment primarily reflects securities brokerage and dealing services on behalf of customers, which is conducted by Good Morning Shinhan Securities, our principal securities brokerage subsidiary.

	Year Ended December 31,						% Change
	2004		2005		2006		2004/2005	2005/2006
	(In billions of Won)

Income statement data
Net interest income	W	54	W	63	W	67	16.7%	6.3%
Noninterest income		643		817		1,259	27.1	54.1

Total revenues		697		880		1,326	26.3	50.7
Provision for loan losses		5		4		(3)	(20.0)	N/M
Noninterest expense including depreciation and amortization		(658)		(763)		(1,189)	16.0	55.8

Segment results(1)	W	44	W	121	W	134	175.0%	10.7%

N/M = Not meaningful

Note:

(1)	Net income per segment before income taxes.

Comparison of 2006 to 2005

Our overall segment result decreased by 10.7% from W121 billion in 2005 to W134 billion in 2006.

The 6.3% increase in net interest income was due primarily to an increase in the balance of interest-accruing accounts receivables arising from trading of securities and margin lending.

The 54.1% increase in noninterest income was due primarily to gains from an increase in sales of marketable securities underlying investment trust company products and short-term marketable securities and an increase in gains from trading of derivatives.

The 55.8% increase in noninterest expense including depreciation and amortization was due primarily to an increase from losses from dispositions of marketable securities.

Comparison of 2005 to 2004

Our overall segment result increased by 175.0% from a gain of W44 billion in 2004 to a gain of W121 billion in 2005.

The 16.7% increase in net interest income was due primarily to a significant increase in the balance of interest-accruing accounts receivables arising from trading of securities.

The 27.1% increase in noninterest income was due primarily to an increase in brokerage fees resulting from increased sales of equity-linked securities and short-term marketable securities and brokerage of marketable securities underlying investment trust company products.

Noninterest expense including depreciation and amortization increased 16.1%, due primarily to an increase in losses on derivatives transactions.

Life Insurance Services of Shinhan Life Insurance

	Year Ended December 31,					% Change
	2004	2005		2006		2004/2005	2005/2006
	(In billions of Won)

Income statement data
Net interest income	N/A	W	14	W	228	N/A	N/M
Noninterest income	N/A		245		2,134	N/A	N/M

Total revenues			259		2,362		N/M
Provision for loan losses	N/A		(1)		(2)	N/A	100.0%
Noninterest expense including depreciation and amortization	N/A		(250)		(2,194)	N/A	N/M

Segment results(1)	N/A	W	8	W	166	N/A	N/M

N/A = Not applicable
N/M = Not meaningful

Comparison of 2006 to 2005

Since we acquired Shinhan Life Insurance in November 2005, the segment results for 2005 are available only for one month while the segment results for 2006 are available for the full year. Accordingly, further comparison of the two periods is neither meaningful nor available.

Comparison of 2005 to 2004

Since we acquired Shinhan Life Insurance in November 2005, the segment results for 2005 exist only for one month while the segment results for 2004 do not exist. Accordingly, further comparison of the two periods is neither meaningful nor available.

Other

Other segment primarily reflects all other activities of our subsidiaries, including the results of operations of Jeju Bank, Shinhan Capital, SH&C Life Insurance, Shinhan Credit Information, Shinhan BNP Paribas Investment Trust, Shinhan Macquarie Financial Advisory, Shinhan Private Equity and back-office functions maintained at the holding company as well as the addition of Shinhan Life Insurance in 2005. In 2006, due to an adoption of Statements of Korea Accounting Standards No. 18, “Interests in Joint Ventures”, effective starting in 2006, SH&C Life Insurance, Shinhan BNP Paribas Investment Trust and Shinhan Macquarie Financial Advisory are not longer included in our consolidated financial statements and are instead subject to equity method accounting.

	Year Ended December 31,						% Change
	2004		2005		2006		2004/2005	2005/2006
	(In billions of Won)

Income statement data
Net interest income	W	155	W	160	W	104	3.2%	(35.0)%
Noninterest income		200		201		152	0.5	(24.4)

Total revenues		355		361		256	1.7	(29.1)
Provision for credit losses		(33)		(21)		(15)	(36.4)	(28.6)
Noninterest expense including depreciation and amortization		(312)		(310)		(232)	(0.6)	(25.2)

Segment results(1)	W	10	W	30	W	9	200.0%	(70.0)%

Note:

(1)	Net income per segment before income taxes.

Comparison of 2006 to 2005

Our overall segment result decreased by 70.0% in 2006, due primarily to a decrease in net income before income taxes of our holding company.

Net interest income decreased by 35.0%, due primarily to an increased level of borrowings by our holding company from third parties in order to fund the operating capital of our non-bank subsidiaries, partial redemption of the redeemable preferred shares and advance funding for the LG Card acquisition and a decrease in net interest income of Shinhan Capital. SH&C Life Insurance, Shinhan BNP Paribas Investment Trust and Shinhan Macquarie Financial Advisory did not have material net interest income in 2005.

Noninterest income decreased by 24.4%, due primarily to the exclusion of noninterest income of SH&C Life Insurance, Shinhan BNP Paribas Investment Trust and Shinhan Macquarie Financial Advisory from the consolidated results of operation due to the change in the accounting principle discussed above, which more than offset an increase in noninterest income resulting from valuation gains from the equity method of accounting in respect of such subsidiaries.

Provision for credit losses decreased by 28.6% due primarily to improvements in asset quality experienced at Jeju Bank.

Noninterest expense including depreciation and amortization decreased by 25.2% due primarily to the exclusion of noninterest expense of SH SH&C Life Insurance, Shinhan BNP Paribas Investment Trust and Shinhan Macquarie Financial Advisory from the consolidated results of operation.

Comparison of 2005 to 2004

Our overall segment result increased significantly from W10 billion in 2004 to W30 billion in 2005, due primarily to an increase by W19 billion in net income before taxes of Shinhan Capital.

Net interest income increased by 3.2% in 2005, due primarily to an increase in interest income from factoring of receivables by Shinhan Capital, which was partially offset by a decrease in interest income resulting from a reduced level of lending by our holding company to our non-bank subsidiaries such as Shinhan Card and Shinhan Capital.

Noninterest income increased by 0.5% in 2005, due primarily to an increase in noninterest income from insurance premiums received from customers at SH&C Life Insurance, which was partially offset by a decrease in gains from foreign currency transactions of our holding company and Shinhan Capital.

Provision for credit losses decreased by 36.4% from W33 billion in 2004 to W21 billion in 2005 due primarily to improvement in asset qualities of Jeju Bank and Shinhan Capital.

Noninterest expense including depreciation and amortization decreased by 0.6% due primarily to a decrease in losses from foreign currency transactions of our holding company and Shinhan Capital, which more than offset an increase in fees paid by SH&C Life Insurance to Shinhan Bank for sales of bancassurance products.

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets.

	As of December 31,						% Change
	2004		2005		2006		2004/2005	2005/2006
	(In billions of Won, except percentages)

Cash and cash equivalents	W	2,444	W	2,434	W	1,691	(0.4)%	(30.5)%
Restricted cash		3,301		3,644		6,758	10.4	85.4
Interest-bearing deposits		220		627		725	185.0	15.6
Call loans and securities purchased under resale agreements		1,591		1,499		1,243	(5.8)	(17.1)
Trading assets:
Trading securities		4,639		3,573		3,474	(23.0)	(2.8)
Derivative assets		1,678		934		1,363	(44.3)	45.93
Securities:
Available-for-sale securities		18,108		22,480		17,458	24.1	(22.34)
Held-to-maturity securities		3,099		2,963		7,581	(4.4)	155.9
Loans:
Corporate		54,622		57,891		67,967	6.0	17.4
Consumer		42,458		47,957		54,479	12.9	13.6

Total loans, gross		97,080		105,848		122,446	9.0	(15.7)
Deferred origination costs		99		110		118	11.1	(7.3)
Less allowance for loan losses		2,311		1,511		1,575	(34.6)	(4.2)

Total loans, net		94,868		104,447		120,989	10.1	(15.8)

Customers’ liability on acceptances		2,012		1,879		1,417	(6.6)	(24.6)
Premises and equipment, net		1,848		1,876		2,097	1.5	11.8
Goodwill and intangible assets		1,660		2,957		2,584	78.1	12.6
Security deposits		968		1,078		1,108	11.4	2.8
Other assets		7,072		4,724		6,844	(33.2)	44.9

Total assets	W	143,508	W	155,115	W	175,332	8.1%	13.0%

2006 Compared to 2005

Our assets increased by 13% from W155,115 billion as of December 31, 2005 to W175,332 billion as of December 31, 2006 principally due to increase in loans. Our loans increased 15.8%, on a net basis, from W104,447 billion as of December 31, 2005 to W120,989 billion as of December 31, 2006. This increase was due largely to an increase in Mortgage and home equity loans and other commercial loans. Mortgage and home equity loans increased by 16.47% from W25,840 billion as of December 31, 2005 to W30,097 billion as of December 31, 2006, mainly due to increased demand for such loans. Other commercial loans increased 27.6% from W21,409 billion as of December 31, 2005 to W27,319 billion as of December 31, 2006, mainly due to corporate customer’s increased demand for Working Capital Loans.

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

For further information on our assets, see “Item 4. Information on the Company — Description of Assets and Liabilities”.

Liabilities and Stockholders’ Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities.

	As of December 31,						% Change
	2004		2005		2006		2004/2005	2005/2006
	(In billions of Won, except percentages)

Deposits:
Interest bearing	W	79,934	W	83,278	W	91,578	4.2%	10.0%
Noninterest bearing		2,746		3,143		3,918	14.5	24.7
Trading liabilities		1,758		1,048		1,611	(40.4)	53.7
Acceptances outstanding		2,012		1,879		1,417	(6.7)	(24.6)
Short-term borrowings		10,954		11,968		10,995	9.3	(8.1)
Secured borrowings		6,308		7,502		8,103	18.9	8.0
Long-term debt		23,617		26,172		32,574	10.8	24.5
Future policy benefit		—		4,778		5,683	N/M	18.9
Accrued expenses and other liabilities		9,713		7,089		9,311	(27.0)	31.3

Total liabilities		137,042		146,857		165,190	7.2	12.5

Minority interest		66		80		162	21.2	102.5
Redeemable convertible preferred stock		736		368		—	(50.0)	(100.0)
Stockholders’ equity		5,664		7,810		9,980	37.9	27.8

Total liabilities, minority interest and stockholders’ equity	W	143,508	W	155,115	W	175,332	8.1%	13.0%

N/M = not meaningful.

2006 Compared to 2005

Our total liabilities increased by 12.5% from W146,857 billion as of December 31, 2005 to W165,190 billion as of December 31, 2006. This increase reflects an increase in interest-bearing deposits and long-term debt.

Our interest-bearing deposits increased by 10.0% from W83,278 billion as of December 31, 2005 to W91,578 billion as of December 31, 2006 due primarily to an increased volume of demand deposits and certificate of deposits.

Our long-term debt increased by 24.5% from W26,172 billion as of December 31, 2005 to W32,574 billion as of December 31, 2006 due primarily to increased funding through issuance of financial debentures.

Our stockholders’ equity increased 27.8% from W7,810 billion as of December 31, 2005 to W9,980 billion as of December 31, 2006.

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

Liquidity and Capital Resources

We are exposed to liquidity risk arising from the funding of our lending, trading and investment activities and in the management of trading positions. The goal of liquidity management is for us to be able, even under adverse conditions, to meet all of our liability repayments on time and fund all investment opportunities. For an explanation of how we manage our liquidity risk, see “Item 4. Information on the Company — Description of Assets and Liabilities — Risk Management — Market Risk Management of Shinhan Bank — Liquidity Risk Management”.

The following table sets forth our capital resources as of December 31, 2006.

	As of December 31, 2006
	(In billions of Won)

Deposits	W	95,496
Long-term debt(1)		32,574
Call money		1,686
Borrowings from the Bank of Korea		1,173
Other short-term borrowings		8,136
Asset securitizations		8,102
Redeemable convertible preferred stock		—
Stockholders’ equity		9,980

Total	W	157,147

Note:

(1)	Long-term debt includes Redeemable Preferred Stock.

Due to our history as a traditional commercial bank, our primary source of funding has historically been and continues to be customer deposits. Deposits amounted to W86,421 billion and W95,496 billion as of December 31, 2005 and 2006, respectively, which represented approximately 61.6% and 60.1%, respectively, of our total funding as of such dates.

As we offer competitive interest rates on our deposits, we do not anticipate any material losses in deposit customers to other banks and financial institutions. As of December 31, 2006, approximately 89.9% of our total deposits had current maturities of one year or less or were payable on demand. However, in the past, a substantial portion of such customer deposits has been rolled over upon maturity or otherwise maintained with us, and such short-term deposits have been a stable source of funding over time. For example, 32.64% of our total deposits outstanding as of December 31, 2006 with remaining maturities of four months or less were rolled over or otherwise maintained with us, respectively.

We may use secondary and other funding sources to complement, or, if necessary, replace funding through customer deposits. As Shinhan Bank maintains the highest debt rating in the fixed-income market in Korea, we believe that Shinhan Bank will be able to obtain replacement funding through the issuance of long-term debt securities. Shinhan Bank’s interest rates on long-term debt securities are in general 20 to 30 basis points higher than the interest rates offered on their deposits. However, since long-term debt are not subject to premiums paid for deposit insurance and the Bank of Korea reserves, we estimate that our funding costs on long-term debt securities are on a par with our funding costs on deposits.

We depend on long-term debt as a significant source of funding, principally in the form of corporate debt securities. Since 1999, we have actively issued and continue to issue long-term debt securities with maturities of over one year in the Korean fixed-income market. Shinhan Bank has maintained the highest credit rating in the domestic fixed-income market since 1999 and our holding company has also maintained the highest credit rating since its inception in 2001. In addition, Shinhan Bank may also issue long-term debt securities denominated in foreign currency in the overseas market. As of May 31, 2007, the credit ratings by S&P and Moody’s assigned to Shinhan Bank were as follows:

As of May 31, 2007
	S&P	Moody’s

Shinhan Bank	A−	A1

The cost and availability of unsecured financing are influenced by credit ratings. We expect our domestic credit ratings to remain at the highest level and, accordingly, do not anticipate any material increase in funding cost. Shinhan Bank’s overseas credit ratings have continued to improve since the financial crisis of late 1997 until 2002. During 2003, S&P lowered the debt ratings of Shinhan Bank one notch to BBB following the announcement of our acquisition of Chohung Bank. Chohung Bank’s credit rating, on the other hand, was upgraded to match that of Shinhan Bank to BBB from BBB- in April 2004. In September 2005, S&P upgraded the credit ratings of Shinhan Bank and Chohung Bank to A-. Following the merger between the two banks, Moody’s upgraded Shinhan Bank’s credit rating to A3 in August 2006 and further upgraded the rating to A1 in May 2007. Our holding company did not receive ratings by either of these credit rating agencies since it has not obtained funding from overseas sources to date.

As of December 31, 2004, 2005 and 2006, our long-term debt amounted to W23,617 billion, W26,172 billion and W32,574 billion, respectively.

Secondary funding sources include call money, borrowings from The Bank of Korea and other short-term borrowings which amounted to W10,954 billion, W11,968 billion and W10,995 billion, as of December 31, 2004, 2005 and 2006, each representing 8.4%, 8.5% and 7.0%, respectively, of our total funding as of such dates.

Additional funding flexibility is provided by our ability to access the repurchase and asset securitization markets. These alternatives are evaluated on an ongoing basis to achieve the appropriate balance of secured and unsecured funding. The ability to securitize loans, and the associated gains on those securitizations, are principally dependent on the credit quality and yields on the assets securitized and are generally not dependent on the ratings of the issuing entity. Transactions between us and our securitization structures are reflected in our consolidated financial statements. See Note 14 in the notes to our consolidated financial statements included in this annual report.

In limited situations, we may also issue redeemable preferred shares and redeemable convertible preferred shares which are convertible into our common shares. In August 2003, in order to partly fund our acquisition of Chohung Bank, we issued to the Korea Deposit Insurance Corporation (i) 46,583,961 redeemable preferred shares, with an aggregate redemption price of W842,517,518,646 and (ii) 44,720,603 redeemable convertible preferred shares, with an aggregate redemption price of W808,816,825,858, which were convertible into our common shares.

In addition, in order to partly fund our acquisition of Chohung Bank, in August 2003, we raised W900 billion in cash through the issuance of 6,000,000 redeemable preferred shares, all of which were sold in the domestic fixed-income market through Strider Securitization Specialty Co., Ltd., a special purpose vehicle. We are required to redeem these shares in three installments in 2006, 2008 and 2010. See “Item 4. Information on the Company — The Merger of Shinhan Bank and Chohung Bank — Liquidity and Capital Resources” and “Item 10. Additional Information — Articles of Incorporation — Description of Capital Stock — Description of Redeemable Preferred Stock”.

In January 2007, we raised W3,750 billion in cash through private placements of 28,990,000 redeemable preferred shares at the purchase price of W100,000 per share and 14,721,000 redeemable convertible preferred shares at the purchase price of W57,806 per share to institutional investors and governmental entities in Korea. These preferred shares have a term of 20 years and may be redeemed at our option from the fifth anniversary of the date of issuance to the maturity date. The redeemable convertible preferred shares may be converted into our common shares at a conversion ratio of one-to-one from the first anniversary of the issue date to the fifth anniversary of the issue date. The dividend ratio on the redeemable preferred shares is 7% for the first five years and increases according to a preset formula. The dividend ratio on the redeemable convertible preferred shares is 3.25%. These preferred shares have terms that are different from the preferred shares issued previously. See “Item 10. Additional Information — Description of Capital Stock — Description of Redeemable Preferred Stock — Series 10 Redeemable Preferred Stock” and “— Description of Redeemable Convertible Preferred Stock — Series 11 Redeemable Preferred Stock”.

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

We do not use derivatives contracts to hedge the risk relating to these repurchases.

In December 2004, we issued 10,235,121 common shares issued in exchange for the minority equity interest, consisting of both common and preferred shares, of Good Morning Shinhan Securities through a cash tender offer and a small-scale share swap pursuant to Korean laws, of which 1,444 shares of our common stock was issued to Good Morning Shinhan Securities in exchange for its treasury shares. Good Morning Shinhan Securities acquired these treasury shares from its shareholders who dissented to the share swap at Good Morning Shinhan Securities’ shareholders’ meeting pursuant to the exercise by those dissenting shareholders the right to request Good Morning Shinhan Securities to purchase their shares in accordance with Korean law. Good Morning Shinhan Securities sold in the market the 1,444 shares of our common stock that it held in March 2005.

In December 2005, in a series of related transactions, we acquired 100% of Shinhan Life Insurance, an insurance company, through a “small scale share exchange” mechanism provided under applicable Korean law, pursuant to which we issued 17,528,000 of our newly issued common shares to the shareholders of Shinhan Life Insurance in exchange for all outstanding common stock of Shinhan Life Insurance held by them for an aggregate purchase price of W612 billion, or W15,300 per share. See “— Overview — Financial Impact of Acquisitions — Acquisition of Shinhan Life Insurance”.

As of December 31, 2006, 7,129,967 of our common shares were held in treasury by Shinhan Bank, all of which have been sold in the market as of June 21, 2007.

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

Contractual Cash Obligations

The following table sets forth our contractual cash obligations as of December 31, 2006.

	December 31, 2006
	Payments Due by Period
	Up to		Between 1		Between 3		Beyond
	1 Year		and 3 Years		and 5 Years		5 Years		Total
	(In billions of Won)

Long-term debt(1)	W	7,597	W	13,797	W	2,858	W	8,322	W	32,574
Lease obligations		—		—		—		—		—
Secured borrowings		6,310		1,276		201		316		8,103
Provisions for accrued severance indemnities(2)		39		36		45		216		336
Deposits(3)		45,508		7,545		1,601		487		55,141

Total	W	59,454	W	22,654	W	4,705	W	9,341	W	96,154

Notes:

(1)	Long-term debt includes senior debt, subordinated debt and Redeemable Preferred Stock.

(2)	In accordance with our policy and the Korean Labor Standard Law, employees with one year or more of service are entitled, upon termination of employment, to receive a lump sum severance payment based upon the length of their service and the average of the last three months’ wages. We make provisions for accrued severance indemnities based upon the assumption that all employees terminate their employment with us at the same time.

(3)	Deposits include certificate of deposits, other time deposits and mutual installment deposits.

Commitments and Guarantees

The following table sets forth our commitments and guarantees as of December 31, 2006. These commitments, apart from certain guarantees and acceptances, are not included within our consolidated balance sheet. Guarantees issued after December 31, 2002 are recorded at their fair value at inception, which is amortized over the life of guarantees.

	As of December 31, 2006
	Commitment Expiration by Period
	Up to		Between 1		Beyond
	1 Year		and 5 Years		5 Years		Total
	(In billions of Won)

Commitments to extend credit:
Corporate	W	47,340	W	6,531	W	1,709	W	55,580
Credit card lines(1)		932		12,875		131		13,938
Consumer(2)		6,054		72		1		6,127
Commercial letters of credit(3)		2,963		—		—		2,963
Financial Standby letters of credit		221		14		—		235
Other Financial guarantees		303		9		—		312
Performance letters of credit and guarantees		2,136		—		—		2,136
Liquidity facilities to SPEs		460		2,121		89		2,670
Acceptances		1,417		—		—		1,417
Loans sold with recourse		—		—		6		6
Guarantee on trust accounts		489		478		2,356		3,323

Total	W	62,315	W	22,100	W	4,292	W	88,707

Notes:

(1)	Relates to the unused portion of credit card limits that may be cancelled by us after notice to the borrower if we determine that the borrower’s repayment ability is significantly impaired.

(2)	Excludes credit cards.

(3)	These are generally short-term and collateralized by the underlying shipments of goods to which they relate.

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

Details of our credit commitments and obligations under guarantees are provided in Note 31 in the notes to our consolidated financial statements included in this annual report.

Off-Balance Sheet Arrangements

We have several types of off-balance sheet arrangements, including guarantees for loans, debentures, trade financing arrangements, guarantees for other financings, credit lines, letters of credit and credit commitments. In the normal course of our banking activities, we make various commitments and guarantees to meet the financing needs of our customers. Commitments and guarantees are usually in the form of, among others, commitments to extend credit, commercial letters of credit, standby letter of credit and performance guarantees. The contractual amount of these financial instruments represents the maximum possible loss amount if the account party draws down the commitment or we should fulfill our obligation under the guarantee and the account party fails to perform under the contract. See “Item 4. Information on the Company — History and Development of Shinhan Financial Group — Description of Assets and Liabilities — Credit-Related Commitments and Guarantees”.

Details of our off-balance sheet arrangements are provided in Note 31 in the notes to our consolidated financial statements included in this annual report.

Selected Financial Information under Korean GAAP

The selected consolidated financial and other data shown below have been derived from our consolidated financial statements, prepared in accordance with Korean GAAP not presented herein.

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

Beginning January 1, 1999, the Korean GAAP financial statements are prepared in accordance with financial accounting standards generally accepted for banking institutions issued by the Korean Securities and Futures Commission.

Capital adequacy ratios have been calculated from the financial statements prepared in accordance with Korean GAAP and using the guidelines issued by the Financial Supervisory Commission.

We have included narrative disclosure in the footnotes to the Korean GAAP financial statements more clearly identify where significant accounting policy changes have taken place, which line items would be affected and how the balances would be affected. The areas where such significant changes have occurred are as follows:

•	Allowance for loan losses;

•	Allowance for unused loan commitments;

•	Allowance for guarantees and acceptances; and

•	Deferred taxation.

Consolidated Income Statement Data

	Year Ended December 31,
	2002		2003		2004		2005		2006		2006(1)
	(In billions of Won and millions of US$, except per share data)

Interest income	W	3,646	W	4,996	W	7,016	W	7,881	W	9,263	$9,960
Interest expense		2,352		2,997		3,986		3,843		4,782	5,142

Net interest income		1,294		1,999		3,030		4,038		4,481	4,818
Provision for credit losses		193		1,150		1,317		667		576	620

Net interest income after provision for credit losses		1,101		849		1,713		3,371		3,905	4,199
Noninterest revenue(2)		2,284		3,076		7,327		7,586		10,549	11,344
Noninterest expenses(3)		2,446		3,139		7,570		9,198		12,424	13,359

Operating income		939		786		1,470		1,759		2,030	2,183
Non-operating income (loss), net		(86)		(155)		(136)		65		484	520

Net income before income tax Expense		853		631		1,334		1,824		2,514	2,703
Income tax expenses		255		254		213		257		671	722

Net income before consolidation Adjustment		598		377		1,121		1,567		1,843	1,971
Minority interest in loss (earnings) of consolidated subsidiaries		4		(14)		(71)		(6)		(10)	(11)

Net income	W	602	W	363	W	1,050	W	1,561	W	1,833	$1,970

Per common share data (in currency unit):
Earnings per share-basic	W	2,294	W	1,022	W	3,197	W	4,360	W	4,776	$5.14
Earnings per share-diluted		—		1,063		2,820		4,109		4,776	5.14
Cash dividends per common share		600		600		750		800		900	0.97

Notes:

(1)	Won amounts are expressed in U.S. dollars at the rate of W930.00 per US$1.00, the noon buying rate in effect on December 31, 2006 as quoted by the Federal Reserve Bank of New York in the United States.

(2)	Noninterest revenue includes fees and commissions income, dividends on securities, gains on security valuations and disposals, gains on foreign currency transaction and gains from derivative transactions.

(3)	Noninterest expense is composed of fees & commissions paid or payable, general and administrative expenses, losses on securities valuations and disposals, losses on foreign currency transactions and losses from derivative transactions.

Consolidated Balance Sheet Data

	Year Ended December 31,
	2002		2003		2004		2005		2006		2006(1)
	(In billions of Won and millions of US$)

Cash and due from banks	W	2,817	W	6,418	W	6,713	W	8,429	W	11,274	$12,122
Loans(2)		46,030		97,757		99,116		108,390		124,183	133,530
Less allowance for doubtful accounts(3)		(786)		(2,836)		(1,917)		(1,741)		(1,881)	(2,022)
Trading securities		2,076		4,877		7,065		5,496		5,517	5,932
Investment securities		13,408		23,127		20,785		24,729		25,768	27,707
Premises and equipments(4)		1,101		2,854		2,922		3,487		3,685	3,962
Other assets(5)		2,122		7,024		12,147		11,428		9,181	9,872

Total assets		66,768		139,221		146,831		160,218		177,727	191,103

Deposits		38,722		87,593		87,528		91,538		99,760	107,268
Borrowings(6)		11,352		17,209		14,895		15,916		16,892	18,164
Debentures		8,395		17,748		20,114		22,840		29,485	31,704
Other liabilities(7)		4,337		10,552		16,459		19,713		20,077	21,588

Total liabilities		62,806		133,102		138,996		150,007		166,214	178,724

Minority interests in consolidated subsidiaries		321		596		88		74		151	162
Stockholders’ equity		3,641		5,523		7,747		10,137		11,362	12,217

Total liabilities, minority interest and stockholders’ Equity	W	66,768	W	139,221	W	146,831	W	160,218	W	177,727	$191,103

Notes:

(1)	Won amounts are expressed in U.S. dollars at the rate of W930.00 per US$1.00, noon buying rate in effect on December 31, 2006 as quoted by the Federal Reserve Bank of New York in the United States.

(2)	Loans represent the gross amount of loans, before adjustment for the allowance for loan losses. Accrued interest income is included within other assets. The amount of credit card loans was W2,796 billion, W4,931 billion, W4,248 billion, W3,861 billion and W3,518 billion in 2002, 2003, 2004, 2005 and 2006 respectively. The amount of payment in guarantees was W90 billion, W108 billion, W31 billion, W25 billion and W21 billion in 2002, 2003, 2004, 2005 and 2006, respectively. The amount of bonds purchased under the resale agreement was W0 billion, W470 billion, W160 billion, W140 billion and W785 billion in 2002, 2003, 2004, 2005 and 2006, respectively.

(3)	The allowance for loan losses is recorded at the higher of (i) the amount determined using the expected loss method, which estimates the potential exposure at default, or EAD, based on the probability of default, or PD, and loss given default, or LGD, and (ii) the amount determined using the guidelines promulgated by the Financial Supervisory Commission, which estimates the allowance by multiplying a certain percentage as determined by the Financial Supervisory Commission to loan balances in each classification.

(4)	Accumulated depreciation is recorded as a deduction from premises and equipment.

(5)	Other assets include leasehold deposits, accounts receivables, accrued interest income, prepaid expenses and unsettled debit of domestic exchange (which represents outstanding balances due from other banks generated in the process of fund settlements of domestic exchange, such as checks, bills, drafts, remittance exchange, ATM use and credit card network).

(6)	Borrowings consist mainly of borrowings from Bank of Korea, the Korean government and banking institutions.

(7)	Under Korean GAAP, contingent losses with respect to guarantees and acceptances are recognized by applying the same classification methods and provision percentages used in determining the allowance for loan losses. Previously, provisions were only applied to acceptances and guarantees classified as substandard, doubtful and estimated loss. Effective in 2005, provisions are applied to all acceptances and guarantees, including those classified as normal and precautionary as well as those classified as substandard or below. The amounts of provisions as of December 31, 2002, 2003, 2004, 2005 and 2006 were W4 billion, W57 billion, W37 billion, W60 billion and W52 billion, respectively. These amounts are included in other liabilities.

Profitability Ratios

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(Percentages)

Net income as a percentage of:
Average total assets(1)	0.91%	0.37%	0.72%	0.93%	1.09%
Average stockholders’ equity(1):
Common shares only	17.12	9.97	14.52	18.11	15.93
Including redeemable preferred shares(2)	N/A	8.42	14.08	17.96	15.88
Dividend payout ratio(3)	26.15	66.34	22.16	17.82	18.39
Net interest spread(4)	1.63	2.25	2.09	2.60	2.75
Net interest margin(5)	2.08	2.30	2.28	2.74	3.02
Efficiency ratio(6)	68.36	61.85	73.09	79.13	82.66
Cost-to average assets ratio(7)	3.67	3.19	5.18	5.50	7.36
Equity to average asset ratio(8):	5.27	4.38	5.10	5.20	6.83
Common shares only	5.27	3.70	4.95	5.15	6.81
Including redeemable preferred shares(2)	N/A	4.38	5.10	5.20	6.83

N/A = Not applicable

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank, Chohung Bank and Jeju Bank and (b) quarterly balances for other subsidiaries.

(2)	In August 2003, as consideration for our acquisition of Chohung Bank, we issued to Korea Deposit Insurance Corporation (i) 46,583,961 redeemable preferred shares, with an aggregate redemption price of W842,517,518,646 and (ii) 44,720,603 redeemable convertible preferred shares, which are convertible into our common stock, with an aggregate redemption price of W808,816,825,858. Pursuant to the terms of the redeemable preferred shares issued to Korea Deposit Insurance Corporation, we were required to redeem such shares in five equal annual installments commencing three years from the date of issuance. These redeemable preferred shares are treated as debt under U.S. GAAP. Pursuant to the terms of our redeemable convertible preferred shares, we were required to redeem the full amount of such shares outstanding five years from the date of issuance to the extent not converted into our common shares. Each share of our Redeemable Convertible Preferred Stock is convertible into one share of our common stock. The dividend ratios on the redeemable preferred shares and redeemable convertible preferred shares issued to Korea Deposit Insurance Corporation are 4.04% and 2.02%, respectively. In November 2005, Korea Deposit Insurance Corporation converted 22,360,302 of the redeemable convertible preferred shares held by it into 22,360,302 shares of our common stock, representing 6.22% of our total issued shares (or 5.86% of our total issued shares on a fully diluted basis) of our common stock. In April 2006, Korea Deposit Insurance Corporation sold to BNP Paribas S.A. and other institutional investors all of such common shares.

In August 2003, we raised W900 billion in cash through the issuance of 6,000,000 of redeemable preferred shares, all of which were sold in the domestic fixed-income market through Strider Securitization Specialty Co., Ltd., a special purpose vehicle. These redeemable preferred shares have terms that are different from the redeemable preferred shares issued to Korea Deposit Insurance Corporation. We are required to redeem these preferred shares issued to the special purpose vehicle in three installments in 2006, 2008 and 2010. See “Item 4. Information on the Company — The Merger of Shinhan Bank and Chohung Bank — Liquidity and Capital Resources” and “Item 10. Additional Information — Articles of Incorporation — Description of Capital Stock — Description of Redeemable Preferred Stock”.

In January 2007, we raised W3,750 billion in cash through private placements of 28,990,000 redeemable preferred shares at the purchase price of W100,000 per share and 14,721,000 redeemable convertible preferred shares at the purchase price of W57,806 per share to institutional investors and governmental entities in Korea. These preferred shares have a term of 20 years and may be redeemed at our option from the fifth anniversary of the date of issuance to the maturity date. The redeemable convertible preferred shares may be converted into our common shares at a conversion ratio of one-to-one from the first anniversary of the issue date to the fifth anniversary of the issue date. The dividend ratio on the redeemable preferred shares is 7% for the first five years and increases according to a preset formula. The dividend ratio on the redeemable convertible preferred shares is 3.25%. These preferred shares have terms that are different from the preferred shares issued previously. See “Item 10. Additional Information — Articles of Incorporation — Description of Capital Stock — Description of Redeemable Preferred Stock — Series 10 Redeemable Preferred Stock” and “— Description of Redeemable Convertible Preferred Stock — Series 11 Redeemable Convertible Preferred Stock”.

(3)	The dividend payout ratio represents the ratio of total dividends paid on common stock as a percentage of net income attributable to common stock.

(4)	Net interest spread represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.

(5)	Net interest margin represents the ratio of net interest income to average interest earning assets.

(6)	Efficiency ratio represents the ratio of noninterest expense to the sum of net interest income and noninterest income, a measure of efficiency for banks and financial institutions. Efficiency ratio may be reconciled to comparable line-items in our income statement for the periods indicated as follows:

	Year Ended December 31,
	2002		2003		2004		2005		2006
	(In billions of Won, except percentages)

Non-interest expense(A)	W	2,446	W	3,139	W	7,570	W	9,198	W	12,424
Divided by
The sum of net interest income and noninterest income(B)		3,578		5,075		10,357		11,624		15,029
Net interest income		1,294		1,999		3,030		4,038		4,470
Noninterest revenue		2,284		3,076		7,327		7,586		10,549
Efficiency ratio ((A) as a percentage of (B))		68.36%		61.85%		73.09%		79.13%		82.66%

(7)	Cost-to-average-assets ratio, a measure of cost of funding used by banks and financial institutions, represents the ratio of noninterest expense to average total assets.

(8)	Equity to average asset ratio represents the ratio of average stockholders’ equity to average total assets

Capital Ratios

	As of or for the Year Ended December 31,
	2002	2003	2004	2005	2006(4)
	(Percentages)

Requisite capital ratio(1)	130.93%	118.41%	129.41%	132.81%	139.28%
Total capital adequacy (BIS) ratio of Shinhan Bank(2)	10.92	10.49	11.94	12.23	12.01
Tier I(2)	6.81	6.34	7.45	8.16	7.81
Tier II(2)	4.11	4.15	4.49	4.07	4.20
Total capital adequacy (BIS) ratio of Chohung Bank(2)	8.66	8.87	9.40	10.94	N/A
Tier I(2)	4.61	4.47	4.99	6.52	N/A
Tier II(2)	4.05	4.40	4.41	4.42	N/A
Adjusted equity capital ratio of Shinhan Card(3)	10.86	13.78	16.48	17.68	17.47
Solvency ratio of Shinhan Life Insurance	238.87	224.69	265.69	232.12	232.60

N/A = Not applicable

Notes:

(1)	We were restructured as a financial holding company on September 1, 2001 and became subject to minimum capital requirements as reflected in the requisite capital ratio. Under the guidelines issued by the Financial Supervisory Commission applicable to financial holding companies, We, at the holding company level, are required to maintain a minimum requisite capital ratio of 100%. Requisite capital ratio represents the ratio of net aggregate amount of our equity capital to aggregate amounts of requisite capital. This computation is based on our consolidated financial statement in accordance with Korean GAAP. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy”.

(2)	Shinhan Bank comprised 47.83% of our total assets and Chohung Bank comprised 41.53% of our total assets as of December 31, 2005. The capital adequacy ratios of Shinhan Bank and Chohung Bank are computed in accordance with the guidelines issued by the Financial Supervisory Commission, which was revised as of December 31, 2002 to take into account market risk as well as credit risk. For Shinhan Bank, the capital ratios as of December 31, 2001 were recalculated using these revised guidelines. For Chohung Bank, the capital ratios as of December 31, 2002 were calculated using these revised guidelines but the capital ratios as of December 31, 2001 do not reflect the revised guidelines. Under the guidelines of the Financial Supervisory Commission, each of Shinhan Bank and Chohung Bank is required to maintain a minimum capital adequacy ratio of 8%. This computation is based on consolidated financial statements prepared in accordance with Korean GAAP of Shinhan Bank and Chohung Bank, as the case may be. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Banks — Capital Adequacy.”

(3)	Represents the ratio of total adjusted stockholders’ equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Supervisory Service for credit card companies. Under these guidelines, Shinhan Card is required to maintain a minimum adjusted equity capital ratio of 8%. This computation is based on Shinhan Card’s nonconsolidated financial statements prepared in accordance with Korean GAAP.

(4)	The capital ratio information for Shinhan Bank in 2006 is presented on a combined basis to reflect the merger of Shinhan Bank and Chohung Bank in April 2006.

Asset Quality Ratios

	As of December 31,
	2002(1)		2003(2)		2004(2)		2005(2)		2006(2)
	(In billions of Won, except percentages)

Substandard and below loans(3)	W	843	W	3,207	W	1,660	W	1,195	W	1,064
Substandard and below loans as a percentage of total loans		1.83%		3.37%		1.70%		1.09%		0.87%
Substandard and below loans as a percentage of total assets		1.26		2.30		1.13		0.74		0.60
Precautionary loans as a percentage of total loans(4)		1.72		3.55		3.18		2.75		1.29
Precautionary and below loans as a percentage of total loans(4)		3.55		6.92		4.88		3.84		2.16
Precautionary and below loans as a percentage of total assets(4)		2.45		4.73		3.25		2.61		1.49
Allowance for loan losses as a percentage of substandard and below loans		35.25		85.85		112.63		143.43		172.99
Allowance for loan losses as a percentage of precautionary and below loans(4)		25.38		41.80		39.21		40.75		69.52
Allowance for loan losses as a percentage of total loans		1.71		2.89		1.91		1.57		1.50
Substandard and below credits as a percentage of total credits(5)		1.00		3.57		1.66		1.07		0.84
Loans in Korean Won as a percentage of deposits in Korean Won(6)		96.35		99.37		99.30		107.79		115.05

Notes:

(1)	Represents the asset quality ratios of Shinhan Bank as of the dates indicated.

(2)	Represents the asset quality ratios of Shinhan Financial Group as of the dates indicated.

(3)	Substandard and below loans are defined in accordance with regulatory guidance in Korea, except excludes loans provided from Shinhan Bank’s trust accounts and confirmed guarantees and acceptances (including bills purchased and privately placed debentures). In 1999, as well as classifying credit quality into five categories, which are normal, precautionary, substandard, doubtful and estimated loss, in accordance with standards defined by the Financial Supervisory Commission, we also took into account the repayment capability of borrowers. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Banks”.

(4)	As defined by the Financial Supervisory Commission.

(5)	Credits include loans provided from our trust accounts (including bills purchased and privately placed debentures) and confirmed guarantees and acceptances, as well as the total loan portfolio of the banking accounts.

(6)	Under Korean GAAP, loans in Korean Won do not include bills bought in Won, advances for customers, credit card accounts, bonds purchased under resale agreements, call loans, private placement corporate bonds and loans in restructurings that have been swapped for equity in the restructured borrower.

Recently Adopted Accounting Pronouncements and New Accounting Pronouncements (US GAAP)

Please refer to Note 2 in the footnotes to our financial statements.

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

	2006
	(In millions of Won)

U.S. GAAP net income	W	1,470,301
1. Provision for credit losses		(70,030)
2. Sale of loans to the Korea Asset Management Corporation		2,234
3. Deferred loan fees and costs		(51,293)
4. Securities and derivatives for hedging purposes
a. Impairment loss and reclassification of securities		466,111
b. Reversal of hedge accounting treatment for derivatives		54,664
c. Changes in foreign exchange rates on available-for-sale securities		(35,560)
5. Stock based compensation		9,915
6. Formation of Shinhan Financial Group		—
7. Derecognition and amortization and impairment of goodwill		(20,871)
8. Sale of Shinhan Securities		—
9. Amortization of intangible assets		244,642
10. Recognition of minority interest		8,065
11. Reversal of asset revaluation		(3,343)
12. Adjustments for redeemable (convertible) preferred shares		112,014
13. Sale-leaseback		(7,356)
14. Fair valuation of long-term debt and bonds		(37,066)
15. Consolidation Scope		(61,654)
16. Measurement of common stock issued for acquisition of subsidiaries		—
17. Others		(75,905)
Total adjustments		534,567
Tax effect of adjustments		(172,150)

Korean GAAP net income	W	1,832,718

	2006
	(In millions of Won)

U.S. GAAP stockholders’ equity	W	9,979,338
1. Provision for credit losses		(1,045,145)
2. Sale of loans to the Korea Asset Management Corporation		(36,596)
3. Deferred loan fees and costs		(94,850)
4. Securities and derivatives for hedging purposes
a. Impairment loss and reclassification of securities		1,252,756
b. Reversal of hedge accounting treatment for derivatives		172,951
c. Changes in foreign exchange rates on available-for-sale securities		—
5. Stock based compensation		56,687
6. Formation of Shinhan Financial Group		(43,053)
7. Derecognition and amortization and impairment of goodwill		(134,544)
8. Sale of Shinhan Securities		(10,642)
9. Amortization of intangible assets		722,451
10. Minority interest		161,935
11. Reversal of asset revaluation		73,271
12. Adjustments for Redeemable (Convertible) Preferred Stock		537,264
13. Sale-leaseback		—
14. Fair valuation of long-term debt and bonds		(138,329)
15. Consolidation Scope		(532,432)
16. Measurement of common stock issued for acquisition of subsidiaries		137,738
17. Others		(28,857)
Total of adjustments		1,050,605
Tax effect of adjustments		482,162

Korean GAAP stockholders’ equity	W	11,512,105

The following is a summary of the significant adjustments made to consolidated net income and stockholders’ equity to reconcile the U.S. GAAP results with Korean GAAP. The numbered paragraphs below refer to the corresponding item numbers set forth above.

1. Under U.S. GAAP, the allowance for loan losses for specifically identified impaired loans is based on (i) the present value of expected future cash flows discounted at the loan’s effective interest rate or as a practical expedient, (ii) the loans observable market price or (iii) the fair value of the collateral if the loan is collateral dependent.

For homogeneous pools of corporate and consumer loans, allowances are based on historical losses using a risk rating migration model adjusted for qualitative factors, while a delinquency roll-rate model adjusted for qualitative factors is used for homogeneous pools of credit cards.

Under Korean GAAP, the allowance for loan losses is recorded at the higher of (i) the amount determined using the expected loss method, which estimates the potential exposure at default, or EAD, based on the probability of default, or PD, and loss given default, or LGD, and (ii) the amount determined using the guidelines promulgated by the Financial Supervisory Commission, which estimates the allowance by multiplying a certain percentage as determined by the Financial Supervisory Commission to loan balances in each classification.

Our reserve is established based on the following percentages as of December 31, 2006.

	Shinhan Bank
	Corporate	Consumer
	(Percentage)

Normal	0.7	1.0
Precautionary	7.0	10.0
Substandard	20.0	20.0
Doubtful	50.0	59.0
Estimated Loss	100.0	100.0

This adjustment reflects the differences in the methodologies used to determine the allowance for loan losses under U.S. GAAP and Korean GAAP. It also includes the offsetting effects of (i) the consolidation of our trust accounts, which include loans and related reserves under Korean GAAP and (ii) the deconsolidation of certain securitized loans and related reserves, which it recorded as sales under Korean GAAP.

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

3. Under U.S. GAAP loan origination fees and the related costs are deferred and amortized over the life of the loan as an adjustment to the yield of the loan. Under Korean GAAP, origination costs related to wages and salaries were recognized as expense when paid and did not provide for the deferred costs.

4a. Under U.S. GAAP, declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other-than-temporary are recorded in earnings. Various quantitative and qualitative factors are assessed to determine whether impairment is other-than-temporary such as the duration and extent of the decline, the current operating and future expected performance, market values of comparable companies, changes in industry and market prospects, and the intent and ability of the holder to hold the security for a sufficient period of time for subsequent expected recovery in market value. Under Korean GAAP, declines in the fair value that are deemed to be permanent are recorded in earnings. The determination of whether a decline in the fair value of a security is permanent is generally based on whether the issuer is in bankruptcy or liquidation. This item reflects the recognition of additional losses, adjustment of the proper cost basis for the disposal gains or losses and reclassification of securities that are not within the scope of SFAS No. 115 into proper categories under U.S. GAAP.

4b. Under U.S. GAAP, for a derivative to qualify for hedge accounting, it must be highly effective at reducing the risk associated with the exposure being hedged. The hedging relationship must be designated and formally documented at inception along with the particular risk management objective and strategy for the hedge, identification of the derivative used as the hedging instrument, the hedged item and the risk exposure being hedged, and the method of assessing hedge effectiveness. As the criteria for documenting the designation of hedging relationships and hedge effectiveness are more rigorous under U.S. GAAP, the majority of the derivatives accounted for as hedges under Korean GAAP do not qualify for hedge accounting under U.S. GAAP. This item reflects the reversal of the hedge accounting treatment applied under Korean GAAP.

4c. Under U.S. GAAP, effects of changes in foreign exchange rates of foreign available-for-sale securities are reflected as a component of other comprehensive income. Under Korean GAAP, effects of such changes in foreign exchange rates are reflected in earnings. This item reflects the adjustment of such effects from earnings to other comprehensive income.

5. Under K GAAP, We recognize the compensation costs using intrinsic value remeasured each reporting period. Under U.S. GAAP, we recognize the compensation costs using fair value remeasured each reporting period by option pricing model according to FAS 123R. The income statement adjustment represents the difference in valuation method of share options.

Under Korean GAAP, in case of tandem awards the choie of which is up to the employer’s, they are equity classified awards unless the entity has detailed plans to settle in cash and settlement is most likely probable. Under U.S. GAAP, in case of tandem awards the choie of which is up to the employer’s, if the entity normally settles in cash rather than by issuing equity shares, such awards would be classified as liabilities. The stockholders’ equity adjustment reflects the difference in classification of share options.

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

8. Under Korean GAAP, the merger of Shinhan Securities and Good Morning Shinhan Securities is accounted for as a common control merger with no gain or loss recognized on this transaction. Under U.S. GAAP, the merger was accounted for in accordance with EITF 90-13 which accounts for the transaction as a sale of portion of the Shinhan Financial Group’s interest in Shinhan Securities to the minority interest holders of the Good Morning Shinhan Securities and acquisition of additional interest in Good Morning Shinhan Securities. A gain is recognized to the extent that Good Morning Shinhan Securities was sold.

9. Under U.S. GAAP, finite-lived intangible assets which meet certain criteria are recognized in a business combination transaction and amortized over their useful lives. Under Korean GAAP, because the criteria that must be met in order to recognize intangible assets is not clearly specified, in practice, they are included as part of goodwill. We did not recognize any intangible assets in connection with the formation of the Shinhan Financial Group and the acquisitions of Chohung Bank, Jeju Bank and Good Morning Shinhan Securities under Korean GAAP. However, finite-lived and indefinite-lived intangible assets were recognized under U.S. GAAP in connection with the above transactions. The income statement adjustment represents the amortization of the finite-lived intangible assets under U.S. GAAP.

10. The operating results of each of our subsidiaries have been affected by the conversion to U.S. GAAP from Korean GAAP. Consequently, the minority interest holders’ share of the difference in the results of the respective subsidiaries’ operations under U.S. GAAP and Korean GAAP affect our consolidated net income and stockholders’ equity.

Under Korean GAAP, minority interest is treated as a component of stockholders’ equity. Under U.S. GAAP, minority interest is not considered part of stockholders’ equity and is disclosed in the consolidated balance sheet between the liability section and the stockholders’ equity section.

11. Under Korean GAAP, certain fixed assets were revalued upward in 1998. As a result, the revaluation gain is included in stockholders’ equity, and depreciation expense related to revalued fixed assets is determined based on the new cost basis. Under U.S. GAAP, upward revaluation of fixed assets is not permitted, and depreciation expense is based on the historical cost basis adjusted for any impairment loss. This adjustment is to reverse the revaluation effects on the fixed assets under Korean GAAP, and to adjust the gain or loss relating to subsequent disposals of those fixed assets under the different cost basis.

12. Under Korean GAAP, the Redeemable Preferred Stocks and Redeemable Convertible Preferred Stocks were recorded in stockholders’ equity. Under U.S. GAAP, certain financial instruments previously classified as “mezzanine” equity, are classified as liabilities on the balance sheet pursuant to SFAS No. 150. Accordingly, the Redeemable Preferred Stocks are classified as liabilities and Redeemable Convertible Preferred Stocks are classified as “mezzanine” equity. Dividends paid to holders of Redeemable Preferred Stocks are recognized as interest expense rather than reduction from the retained earnings.

13. Under U.S. GAAP, a seller-lessee in a sale-leaseback transaction of assets, such as equipment, accounts for the lease meeting certain criteria as a capital lease, otherwise, as an operating lease. Any profit or loss on the sale of the asset is generally deferred and amortized in proportion to the amortization of the leased asset, if capital lease, or in proportion to the related gross rental charged to expense over the lease term, if operating lease. Under Korean GAAP, if sale-leaseback transaction of used assets meets certain criteria as an operating lease, which differs in certain respects from U.S. GAAP, any profit or loss on the sale of the asset is recognized immediately in the income statement.

14. With respect our acquisition of the remaining interest in a consolidated subsidiary, under U.S. GAAP, assets and liabilities of such subsidiary are to be assigned with the difference between acquisition cost and underlying equity in net assets based on their fair value and any unassigned difference will be designated as goodwill, whereas under Korean GAAP, the difference is recognized as changes in shareholders’ equity and no fair valuation of assets and liabilities are recorded. The item reflects the difference between the fair values and book values of long-term debt and bonds from additional acquisition of a consolidated subsidiary and the difference is recognized as interest expense in earnings for the remaining life of long-term debt and bonds.

15. Under Korean GAAP, a special purpose company and a company undergoing liquidation are not within the scope of consolidation. Under U.S. GAAP, such companies could be within the scope of consolidation in accordance with either FIN No. 46R or SFAS No. 94.

16. Under Korean GAAP, the value of consideration paid for Chohung Bank, Good Morning Shinhan Securities and Shinhan Life Insurance was measured based on our stock price on the consummation date of the merger, whereas under U.S. GAAP, the value of consideration was measured based on our average closing stock price on the Stock Market Division of the Korea Exchange two days before and after the date the merger was agreed to and announced.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Executive Directors

Our executive directors are as follows.

				Date Term
Name	Age	Position	Director Since	Ends(1)

Eung Chan Ra	68	Chairman of the Board of Directors and Head of Board Steering Committee	September 1, 2001	March 2010
In Ho Lee	63	President and Chief Executive Officer and a member of the Board Steering Committee	September 1, 2001	March 2009

Note:

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

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

Our non-executive directors are as follows.

Name	Age	Position	Director Since	Date TermEnds(1)

Sang Hoon Shin	58	Non-Executive Director	March 20, 2007	March 2008
Yong Woong Yang	58	Outside Director	March 25, 2007	March 2008
Sang Yoon Lee	64	Outside Director	March 25, 2004	March 2008
Yoon Soo Yoon	61	Outside Director	March 25, 2004	March 2008
Shee Yul Ryoo	68	Outside Director	March 30, 2005	March 2008
Byung Hun Park	78	Outside Director	September 1, 2001	March 2008
Young Hoon Choi	78	Outside Director	March 30, 2005	March 2008
Si Jong Kim	70	Outside Director	March 30, 2005	March 2008
Philippe Reynieix	58	Outside Director	March 25, 2004	March 2008
Haeng Nam Chung	66	Outside Director	March 21, 2006	March 2008
Sung Bin Chun	54	Outside Director	March 20, 2007	March 2008
Pyung Joo Kim	68	Outside Director	March 20, 2007	March 2008
Young Woo Kim	55	Outside Director	March 20, 2007	March 2008

Note:

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

Sang Hoon Shin has been a non-executive director since March 20, 2007. Mr. Shin has worked at Shinhan Bank since 1982 and has previously served as our Senior Executive Vice President and a director of Shinhan Bank. Mr. Shin received a B.A. in business administration from Sungkyunkwan University and a M.B.A from Yonsei University.

Yong Woong Yang has been an outside director as of March 20, 2007. Mr. Yang was a non-executive director from March 2004 to March 2007. Mr. Yang is currently the President of Doen. Mr. Yang previously served as an outside director of Shinhan Bank and Shinhan Financial Group. He received a B.A. from Chosun University.

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

Sung Bin Chun has been an outside director since March 20, 2007. Ms. Chun is currently a professor of business administration at Sogang University. Ms. Chun received a B.A. in English literature from Sogang University and a Ph.D. in accounting from University of California at Berkeley. Ms. Chun was formerly the director and vice president of the Korean Accounting Association.

Pyung Joo Kim has been an outside director since March 20, 2007. Mr. Kim is currently a professor of public policy and management at Korea Development Institute and chief executive officer of the Korean Investor Education Foundation. Mr. Kim received a Ph.D. in economics from Princeton University.

Young Woo Kim has been an outside director since March 20, 2007. Mr. Kim is currently the chief executive officer of Hanil Electronic and New Hanil Electronic. Mr. Kim received a B.A. in political economy from Waseda University.

Executive Officers

In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Age	Position

Jae Woo Lee	55	Deputy President; Business Management Team, General Affairs Team, Credit Card Business Support Team
Jae Woon Yoon	54	Deputy President; Synergy Management Team, Information & Technology Planning Team, Audit & Compliance Team, Risk Management Team
Buhmsoo Choi	50	Deputy President, Chief Financial Officer; Finance Management Team, Investor Relations Team, Strategic Planning Team, Public Relations Team

None of the executive officers have any significant activities outside Shinhan Financial Group.

Jae Woo Lee has been our Deputy President since December 22, 2004. Mr. Lee currently serves as an outside director of Shinhan Bank, Shinhan Card, Shinhan BNP Paribas ITMC and Jeju Bank and as a non-executive director of Shinhan Life Insurance. He previously served as Deputy President of Shinhan Bank. Mr. Lee graduated from Kunsan Commercial High School and studied business administration in Graduate School of Business Administration, Dongguk University.

Jae Woon Yoon has been Deputy President since August 26, 2005. Mr. Yoon currently serves as an outside director of Good Morning Shinhan Securities and Shinhan Card and as a non-executive director of Shinhan Capital and Shinhan Credit Information. Mr. Yoon received a B.A. in education from Seoul National University.

Buhmsoo Choi has been our Deputy President, Chief Financial Officer since May 28, 2007. Mr. Choi previously served as vice president of Korea Credit Bureau. Mr. Choi received a B.A. in economics from Seoul National University and a Ph.D in economics from Yale University.

Any director wishing to enter into a transaction with Shinhan Financial Group including the subsidiaries in his or her personal capacity is required to obtain the prior approval of the Board of Directors. The director having an interest in the transaction may not vote at the meeting of the Board of Directors to approve the transaction.

COMPENSATION

The aggregate remuneration paid and benefits-in-kind paid by us to our president and chief executive officer, our other executive directors, our non-executive directors and our executive officers for the year ended December 31, 2006 was W5.5 billion, consisting of W3.6 billion in salaries and wages and W1.9 billion in bonus payments.

We do not have service contracts with any of our directors or officers providing for benefits upon termination of their employment with us.

We have granted stock options to our chairman, our president and chief executive officer and other directors and executive officers as described below in “— Share Ownership — Stock Options”. For our options granted prior to March 30, 2005, we are required to pay in cash the difference between the exercise and the market price at the date of exercise. For those options issued on or after March 30, 2005, we may either issue common stock or pay in cash the difference between the exercise and the market price at the date of exercise. These options are subject to a vesting period of two years from the grant date and require continued employment for a specified period. Upon vesting, options may be exercised during a period of two to seven years from the grant date. In 2006, we recognized W60,280 million as compensation expense for the stock options granted under our incentive stock option plan (including an increase of W14,047 million as a result of a change in accounting policy).

Beginning on March 20, 2007, we grant “performance units” in addition to stock options to executive officers of select group companies. The performance units represent cash payments to be made per each unit on the third anniversary of the grant date based on the performance of the relevant group company during the three years. The number of performance units to be granted at the third anniversary of the grant date is equal to the number of performance units initially granted multiplied by a percentage which equals (i) 0% if the company at which the grantee fails to meet 80% of the performance target, (ii) 80% to 120% corresponding to the percentage of the performance target met by such company, and (iii) a maximum of 120% even if such company outperforms its original performance target by more than 120%. The performance target consists of, in equal measures, net income and return on equity over the three years. The total number of performance units to be granted per year is 224,933. In 2007, the executive officers (including the chairman, president and deputy presidents) of the holding company, Shinhan Bank, Good Morning Shinhan Securities, Shinhan Life Insurance, Shinhan Capital and Shinhan Credit Information will be eligible for performance units with an initial value of W54,560 per unit. We believe that the performance units will provide our executive officers with long-term incentives to improve their work performance while enabling us to have definitive projections as to the maximum amount payable on our performance-based compensation.

Beginning on April 1, 1999, as a result of an amendment of the Korean National Pension Law, we contribute an amount equal to 4.5% of employee wages and contribute 4.5% of employees’ wages which are deducted from such wages to the National Pension Management Corporation. In accordance with our policy and the Korean Labor Standard Law, employees with one year or more of service are entitled, upon termination of employment, to receive a lump sum severance payment based upon the length of their service and the average of the last three months’ wages. We make provisions for accrued severance indemnities based upon the assumption that all employees terminate their employment with us at the same time. As of December 31, 2006, the provisions for accrued severance benefits were W336 billion (US$362 million), which represents 100.6% of the amount required under the Korean Labor Standard Law. Under Korean law, we may not terminate full time employees except under certain circumstances.

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

U.S. companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The listing rules of the Korea Exchange require each company, at the time of its initial listing, to disclose information related to its corporate governance, such as its board of directors, internal audit, shareholder voting, and remuneration of officers and directors. The Korea Exchange, among other things, will review the corporate governance practices of the company in determining whether to approve such company for listing, Under the Korea Exchange listing rules and in accordance with the requirements prescribed under the Securities and Exchange Act, at least one-fourth of a listed company’s directors must be outside directors provided that there must be at least three outside directors. In the case of “Large Listed Company”, which is defined as a company that has total assets as of the end of the most recent fiscal year of W2 trillion or more, at least one-half of its directors must be outside directors and, pursuant to an amendment to the Securities and Exchange Act, more than one-half of a Large Listed

Company’s directors must be outside directors effective from July 1, 2004. A Large Listed Company must also establish an audit committee of which at least two-thirds of its members must be outside directors and whose chairman must be an outside director. In addition, effective from December 31, 2003, at least one member of the audit committee who is an outside director must also be an accounting or financial expert, provided that companies have until the first occasion when its existing audit committee member is replaced for any reason or a new member is appointed to implement this change. A company that has failed to satisfy any of the foregoing requirements continuously for the past two years are prescribed by the Securities and Exchange Act to be delisted from the Korea Exchange. We qualify as a Large Listed Company under the Securities and Exchange Act and have complied with these corporate governance requirements since 2003.

Majority of Independent Directors on the Board

Under the NYSE listing standards, independent directors must comprise a majority of the board of directors of a U.S. company listed on the NYSE . As a foreign private issuer, we are exempt from this requirement. The NYSE rules include detailed tests for determining director independence while the Financial Holding Companies Act of Korea, which we follow, prescribes a different standard for determining “outside” directors. An “outside director” for purposes of the Financial Holding Companies Act and the Securities and Exchange Act means a director who does not engage in the regular affairs of the financial holding company, and who is elected at a shareholders meeting, after having been nominated by the outside director nominating committee. None of the largest shareholder, those persons “specially related” to the largest shareholder of such company, persons who during the past two years have served as an officer or employee of such company, the spouses and immediate family members of an officer of such company, and certain other persons specified by law may qualify as an outside director of such company. Currently, our board of directors consists of fifteen directors, including 12 outside directors. Of our fifteen directors, 12 directors satisfy the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act.

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

Nominating and Corporate Governance Committee

Under the NYSE listing standards, U.S. companies listed on the NYSE are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. Under the Securities and Exchange Act, large listed companies, financial holding companies, commercial banks, and certain other financial institutions are required to have an outside director nominating committee of which at least one-half of its members must be outside directors. However, there is no requirement to establish a corporate governance committee under applicable Korean law. We currently have an outside director recommendation committee and a board steering committee which manage corporate governance practices applicable to us. The outside director recommendation committee consists of five directors, including four outside directors. The chairman of the committee must be an outside director pursuant to our outside director recommendation committee regulations. The board steering committee consists of five directors, including three outside directors.

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

Establish Corporate Governance Guidelines and Adopt Code of Business Conduct and Ethics

The NYSE listing standards require U.S. companies listed on the NYSE to establish corporate governance guidelines and to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. As a foreign private issuer, we are exempt from this requirement. While we have not adopted official corporate governance guidelines, our board of directors, outside director recommendation committee and the board steering committee review and determine corporate policies as needed to ensure efficient and transparent corporate governance practices. Pursuant to the requirements of the Sarbanes-Oxley Act, in July 2005, we adopted a Code of Ethics applicable to our Chairman & Chief Executive Officer and all other directors and executive officers including the Chief Financial Officer and the Chief Accounting Officer. In May 2005, our board of directors approved a code of ethics for such officers and we began implementing the code as of July 1, 2005, together with an insider reporting system in compliance with Section 301 of the Sarbanes-Oxley Act. The code of ethics is available on our website www.shinhangroup.com. Several of our subsidiaries, including Shinhan Bank, Good Morning Shinhan Securities and Shinhan Life Insurance, currently also have their own codes of business conduct and ethics, and we are currently evaluating the merit of adopting a group-wide code of business conduct and ethics that applies to all of our employees.

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

Annual Certification of Compliance

Lastly, a chief executive officer of a U.S. company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE listing rules applicable to foreign private issuers, we are not required to provide the NYSE with this annual compliance certification. However, in accordance with rules applicable to both U.S. companies and foreign private issuers, we are required to promptly notify the NYSE in writing after any executive officer becomes aware of any material noncompliance with the NYSE corporate governance standards applicable to us. Beginning in 2005, foreign private issuers, including us, are required to submit to the NYSE an annual written affirmation relating to compliance with Sections 303A.06 and 303A.11 of the NYSE listed company manual, which are the NYSE corporate governance standards applicable to foreign private issuers. All written affirmations must be executed in the form provided by the NYSE, without modification. We plan to submit the annual written affirmation to the NYSE within 30 days of filing with the SEC our annual report on Form 20-F for the fiscal year ended December 31, 2006.

BOARD PRACTICES

Board of Directors

Our board of directors, which currently consists of two executive directors, one non-executive director and 12 outside directors, has the ultimate responsibility for the management of our affairs.

Our Articles of Incorporation provide for no less than three but no more than 15 directors and the number of executive directors must be less than 50% of the total number of directors. All directors are elected for a term not exceeding three years as determined by the board of directors, except that outside directors who have been elected as “outside experts” at a general meeting of shareholders will serve for a term of one year.

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

Board Steering Committee

The Board Steering Committee currently consists of three directors, namely Shee Yul Ryoo, Pyung Joo Kim and Byung Hun Park, together with the chairman of our Board of Directors and the president and chief executive officer. The committee is responsible for ensuring the efficient operations of the board and the facilitation of the board’s functions. The committee’s responsibilities also include reviewing and assessing the board’s structure and the effectiveness of that structure in fulfilling the board’s fiduciary responsibilities. The committee holds regular meetings every quarter.

Risk Management Committee

The Risk Management Committee currently consists of three outside directors, namely Shee Yul Ryoo, Pyung Joo Kim and Philippe Reynieix. The committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control. The committee holds regular meetings every quarter.

Audit Committee

The Audit Committee currently consists of four non-executive directors, namely Young Woo Kim, Yoon Soo Yoon, Sung Bin Chun, and Sang Yoon Lee. The committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors for each general meeting of stockholders. The committee holds regular meetings every quarter.

Outside Director Recommendation Committee

From February 2, 2007 to March 20, 2007, the Outside Director Recommendation Committee consisted of Byung Hun Park, Eung Chan Ra, Shee Yul Ryoo, Sang Yoon Lee and Yoon Soo Yoon. Members of this committee will be appointed by our board of directors if and when necessary. This committee is responsible for recommending and nominating candidates for our outside director positions and related matters. The committee meetings are called by the chairman of this committee, who must be an outside director.

Compensation Committee

The Compensation Committee currently consists of five independent directors, at least one-half of whom must also be outside directors. This committee currently consists of Yoon Soo Yoon, Pyung Joo Kim, Sang Yoon Lee, Shee Yul Ryoo and Sung Bin Chun. This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee meetings are called by the chairman of this committee, who must be an outside director.

EMPLOYEES

As of December 31, 2006, at the holding company level, we had approximately 96 regular employees employed, almost all of whom are employed within Korea. As of December 31, 2006, our subsidiaries had approximately 13,967 regular employees, almost all of whom are employed within Korea. In addition, as of December 31, 2006, we had two non-regular employees at the holding company level and approximately 3,094 non-regular employees at the subsidiary level. Of the total number of regular and non-regular employees at both the holding company and subsidiaries, 52.0% were managerial or executive employees. Approximately 7,958 employees at Shinhan Bank and 268 employees at Jeju Bank were members of Korea Financial Industry Union and 1,173 employees at Good Morning Shinhan Securities were members of Korea Securities Trade Union as of December 31, 2006. As of December 31, 2006, 4,066 employees of Shinhan Bank were members of the labor union of Shinhan Bank while 3,892 other employees of Shinhan Bank who were employees of Chohung Bank at the time of the merger were members of the labor union of the former Chohung Bank. The two unions are currently in discussion to merge them together. See “Item 4. Information on the Company — The Merger of Shinhan Bank and Chohung Bank”. Except for the foregoing, we have not experienced any general employee work stoppages and consider our employee relations to be good.

SHARE OWNERSHIP

As of December 31, 2006, the persons who are currently our directors or executive officers, as a group, held an aggregate of 5,186,234 shares of our common stock representing approximately 1.36% of our outstanding common stock as of such date. None of these persons individually held more than 1% of our outstanding common stock as of such date.

Stock Options

We have granted stock options to certain of the directors and officers of the holding company and its subsidiaries. For options granted prior to March 30, 2005, we are required to pay in cash the difference between the exercise and the market price at the date of exercise. For options issued on or after March 30, 2005, we may either issue common stock or pay in cash the difference between the exercise and the market price at the date of exercise. The following table is the breakdown of stock options with respect to our common stock that we have granted to our directors and officers, describing the grant dates, positions held by such directors and officers, exercise period, price and the number of options as of June 13, 2007.

					Number of	Percentage of	Number of
	Grant	Exercise Period		Exercise	Granted	Shares	Exercised
	Date	From	To	Price	Options	Outstanding	Options
				(In Won)		(Percentage)

Shinhan Financial Group
Eung Chan Ra	5/22/2002	5/23/2004	5/22/2008	18,910	94,416	0.02%	94,416
(Chairman of the Board of Directors)	5/15/2003	5/16/2005	5/15/2009	11,800	95,390	0.02%	95,390
	3/25/2004	3/25/2006	3/25/2009	21,595	100,000	0.03%	100,000
	3/30/2005	3/30/2008	3/29/2012	28,006	99,447	0.03%	0
	3/21/2006	3/21/2009	3/20/2013	38,829	120,000	0.03%	0
	3/20/2007	3/20/2010	3/19/2014	54,560	60,000	0.02%	0
In Ho Lee	5/22/2002	5/23/2004	5/22/2008	18,910	32,162	0.01%	0
(President and Chief Executive Officer)	3/21/2006	3/21/2009	3/20/2013	38,829	186,500	0.05%	0
	3/20/2007	3/20/2010	3/19/2014	54,560	54,000	0.01%	0
Jae Woo Lee	5/22/2002	5/23/2004	5/22/2008	18,910	18,873	0.00%	0
(Deputy President)	5/15/2003	5/16/2005	5/15/2009	11,800	19,290	0.01%	0
	3/25/2004	3/25/2006	3/25/2009	21,595	20,000	0.01%	0
	3/30/2005	3/30/2008	3/29/2012	28,006	19,889	0.01%	0
	3/21/2006	3/21/2009	3/20/2013	38,829	24,000	0.01%	0
	3/20/2007	3/20/2010	3/19/2014	54,560	11,000	0.00%	0
Jae Woon Yoon	3/30/2005	3/30/2008	3/29/2012	28,006	1,800	0.00%	0
(Deputy President)	3/21/2006	3/21/2009	3/20/2013	38,829	22,000	0.01%	0
	3/20/2007	3/20/2010	3/19/2014	54,560	11,000	0.00%	0
Pyung Joo Kim	3/30/2005	3/30/2008	3/29/2012	28,006	8,770	0.00%	0
(Outside Director)	3/20/2007	3/20/2010	3/19/2014	54,560	10,000	0.00%	0
Shee Yul Ryoo	3/30/2005	3/30/2008	3/29/2012	28,006	9,944	0.00%	0
(Outside Director)	3/21/2006	3/21/2009	3/20/2013	38,829	10,000	0.00%	0
	3/20/2007	3/20/2010	3/19/2014	54,560	10,000	0.00%	0
Yoon Soo Yoon	3/30/2005	3/30/2008	3/29/2012	28,006	9,944	0.00%	0
(Outside Director)	3/21/2006	3/21/2009	3/20/2013	38,829	10,000	0.00%	0
	3/20/2007	3/20/2010	3/19/2014	54,560	10,000	0.00%	0
Sang Yoon Lee	3/30/2005	3/30/2008	3/29/2012	28,006	9,944	0.00%	0
(Outside Director)	3/21/2006	3/21/2009	3/20/2013	38,829	10,000	0.00%	0
	3/20/2007	3/20/2010	3/19/2014	54,560	10,000	0.00%	0
Sung Bin Chun	3/20/2007	3/20/2010	3/19/2014	54,560	10,000	0.00%	0
(Outside Director)

Shinhan Bank
Sang Hoon Shin	5/22/2002	5/23/2004	5/22/2008	18,910	28,325	0.01%	28,325
(President & CEO)	5/15/2003	5/16/2005	5/15/2009	11,800	77,160	0.02%	77,160
	3/25/2004	3/25/2006	3/25/2009	21,595	80,000	0.02%	80,000
	3/30/2005	3/30/2008	3/29/2012	28,006	80,000	0.02%	0
	3/21/2006	3/21/2009	3/20/2013	38,829	88,000	0.02%	0
	3/20/2007	3/20/2010	3/19/2014	54,560	48,000	0.01%	0

					Number of	Percentage of	Number of
	Grant	Exercise Period		Exercise	Granted	Shares	Exercised
	Date	From	To	Price	Options	Outstanding	Options
				(In Won)		(Percentage)

Jae Ho Cho	3/25/2004	3/25/2006	3/25/2009	21,595	20,000	0.01%	0
(Standing Auditor)	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01%	0
	3/21/2006	3/21/2009	3/20/2013	38,829	22,000	0.01%	0
	3/20/2007	3/20/2010	3/19/2014	54,560	11,000	0.00%	0
Hong Hee Chae	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01%	0
(Deputy President)	3/21/2006	3/21/2009	3/20/2013	38,829	22,000	0.01%	0
	3/20/2007	3/20/2010	3/19/2014	54,560	11,000	0.00%	0
Baek Soon Lee	5/22/2002	5/23/2004	5/22/2008	18,910	1,500	0.00%	1,500
(Deputy President)	5/15/2003	5/16/2005	5/15/2009	11,800	2,200	0.00%	0
	3/25/2004	3/25/2006	3/25/2009	21,595	20,000	0.01%	0
	3/30/2005	3/30/2008	3/29/2012	28,006	19,889	0.01%	0
	3/21/2006	3/21/2009	3/20/2013	38,829	24,000	0.01%	0
	3/20/2007	3/20/2010	3/19/2014	54,560	11,000	0.00%	0
Sang Young Oh	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	0.00%	2,500
(Deputy President)	5/15/2003	5/16/2005	5/15/2009	11,800	2,200	0.00%	0
	3/25/2004	3/25/2006	3/25/2009	21,595	15,000	0.00%	0
	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01%	0
	3/21/2006	3/21/2009	3/20/2013	38,829	22,000	0.01%	0
	3/20/2007	3/20/2010	3/19/2014	54,560	11,000	0.00%	0
Chang Seong Moon	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01%	0
(Deputy President)	3/21/2006	3/21/2009	3/20/2013	38,829	22,000	0.01%	0
	3/20/2007	3/20/2010	3/19/2014	54,560	11,000	0.00%	0
Hyu Won Lee	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	0.00%	0
(Deputy President)	5/15/2003	5/16/2005	5/15/2009	11,800	2,200	0.00%	0
	3/25/2004	3/25/2006	3/25/2009	21,595	1,800	0.00%	0
	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01%	0
	3/21/2006	3/21/2009	3/20/2013	38,829	22,000	0.01%	0
	3/20/2007	3/20/2010	3/19/2014	54,560	11,000	0.00%	0
Sang Woon Choi	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	0.00%	0
(Deputy President)	5/15/2003	5/16/2005	5/15/2009	11,800	2,200	0.00%	0
	3/25/2004	3/25/2006	3/25/2009	21,595	1,800	0.00%	0
	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01%	0
	3/21/2006	3/21/2009	3/20/2013	38,829	22,000	0.01%	0
	3/20/2007	3/20/2010	3/19/2014	54,560	11,000	0.00%	0
Eun Sik Kim	5/22/2002	5/23/2004	5/22/2008	18,910	1,000	0.00%	0
(Deputy President)	5/15/2003	5/16/2005	5/15/2009	11,800	1,700	0.00%	0
	3/25/2004	3/25/2006	3/25/2009	21,595	1,800	0.00%	0
	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01%	0
	3/21/2006	3/21/2009	3/20/2013	38,829	22,000	0.01%	0
	3/20/2007	3/20/2010	3/19/2014	54,560	11,000	0.00%	0
Won Suck Choi	3/30/2005	3/30/2008	3/29/2012	28,006	5,000	0.00%	0
(Deputy President)	3/21/2006	3/21/2009	3/20/2013	38,829	22,000	0.01%	0
	3/20/2007	3/20/2010	3/19/2014	54,560	11,000	0.00%	0
Shin Seong Kang	3/30/2005	3/30/2008	3/29/2012	28,006	1,800	0.00%	0
(Deputy President)	3/21/2006	3/21/2009	3/20/2013	38,829	22,000	0.01%	0
	3/20/2007	3/20/2010	3/19/2014	54,560	11,000	0.00%	0
Yun Seok Kong	3/30/2005	3/30/2008	3/29/2012	28,006	2,500	0.00%	0
(Deputy President)	3/21/2006	3/21/2009	3/20/2013	38,829	22,000	0.01%	0
	3/20/2007	3/20/2010	3/19/2014	54,560	11,000	0.00%	0
Nam Lee	3/30/2005	3/30/2008	3/29/2012	28,006	2,000	0.00%	0
(Deputy President)	3/21/2006	3/21/2009	3/20/2013	38,829	22,000	0.01%	0
	3/20/2007	3/20/2010	3/19/2014	54,560	11,000	0.00%	0

					Number of	Percentage of	Number of
	Grant	Exercise Period		Exercise	Granted	Shares	Exercised
	Date	From	To	Price	Options	Outstanding	Options
				(In Won)		(Percentage)

Chang Kee Hur	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	0.00%	0
(Deputy President)	5/15/2003	5/16/2005	5/15/2009	11,800	1,700	0.00%	0
	3/25/2004	3/25/2006	3/25/2009	21,595	1,800	0.00%	0
	3/30/2005	3/30/2008	3/29/2012	28,006	1,800	0.00%	0
	3/21/2006	3/21/2009	3/20/2013	38,829	22,000	0.01%	0
	3/20/2007	3/20/2010	3/19/2014	54,560	11,000	0.00%	0
Jeum Joo Gweon	5/22/2002	5/23/2004	5/22/2008	18,910	1,500	0.00%	1,500
(Deputy President)	5/15/2003	5/16/2005	5/15/2009	11,800	1,700	0.00%	1,700
	3/25/2004	3/25/2006	3/25/2009	21,595	1,800	0.00%	1,800
	3/30/2005	3/30/2008	3/29/2012	28,006	2,500	0.00%	0
	3/21/2006	3/21/2009	3/20/2013	38,829	7,000	0.00%	0
	3/20/2007	3/20/2010	3/19/2014	54,560	7,500	0.00%	0
Good Morning Shinhan Securities
Dong Girl Lee	5/22/2002	5/23/2004	5/22/2008	18,910	26,953	0.01%	0
(President & CEO)	5/15/2003	5/16/2005	5/15/2009	11,800	30,000	0.01%	0
	3/25/2004	3/25/2006	3/25/2009	21,595	30,000	0.01%	0
	3/30/2005	3/30/2008	3/29/2012	28,006	40,000	0.01%	0
	3/21/2006	3/21/2009	3/20/2013	38,829	48,000	0.01%	0
	3/20/2007	3/20/2010	3/19/2014	54,560	20,000	0.01%	0
Ki Seung Jung	3/20/2007	3/20/2010	3/19/2014	54,560	7,500	0.00%	0
(Statutory Auditor)
Seok Joong Kim	3/30/2005	3/30/2008	3/29/2012	28,006	14,080	0.00%	0
(Senior Exec. Vice President)	3/20/2007	3/20/2010	3/19/2014	54,560	7,500	0.00%	0
Jin Kook Lee	3/30/2005	3/30/2008	3/29/2012	28,006	14,080	0.00%	0
(Senior Exec. Vice President)	3/21/2006	3/21/2009	3/20/2013	38,829	15,000	0.00%	0
	3/20/2007	3/20/2010	3/19/2014	54,560	7,500	0.00%	0
Yoo Shin Jung	3/30/2005	3/30/2008	3/29/2012	28,006	14,080	0.00%	0
(Senior Exec. Vice President)	3/20/2007	3/20/2010	3/19/2014	54,560	7,500	0.00%	0
Seung Hee Hyun	3/30/2005	3/30/2008	3/29/2012	28,006	1,600	0.00%	0
(Senior Exec. Vice President)	3/21/2006	3/21/2009	3/20/2013	38,829	5,000	0.00%	0
	3/20/2007	3/20/2010	3/19/2014	54,560	7,500	0.00%	0

Shinhan Life Insurance
Jin Won Suh	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	0.00%	0
(CEO)	5/15/2003	5/16/2005	5/15/2009	11,800	2,200	0.00%	0
	3/25/2004	3/25/2006	3/25/2009	21,595	20,000	0.01%	0
	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01%	0
	3/21/2006	3/21/2009	3/20/2013	38,829	22,000	0.01%	0
	3/20/2007	3/20/2010	3/19/2014	54,560	11,000	0.00%	0
Seung Choo Kang	3/21/2006	3/21/2009	3/20/2013	38,829	16,500	0.00%	0
(Statutory Auditor)	3/20/2007	3/20/2010	3/19/2014	54,560	8,250	0.00%	0
Byung Chan Lee	3/21/2006	3/21/2009	3/20/2013	38,829	15,000	0.00%	0
(Deputy President)	3/20/2007	3/20/2010	3/19/2014	54,560	8,250	0.00%	0
Keun Jong Lee	3/21/2006	3/21/2009	3/20/2013	38,829	15,000	0.00%	0
(Deputy President)	3/20/2007	3/20/2010	3/19/2014	54,560	8,250	0.00%	0
Young Chul Bae	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	0.00%	0
(Deputy President)	5/15/2003	5/16/2005	5/15/2009	11,800	633	0.00%	0
	3/25/2004	3/25/2006	3/25/2009	21,595	1,800	0.00%	0
	3/21/2006	3/21/2009	3/20/2013	38,829	15,000	0.00%	0
	3/20/2007	3/20/2010	3/19/2014	54,560	8,250	0.00%	0
Sam Suck Rho	3/21/2006	3/21/2009	3/20/2013	38,829	12,000	0.00%	0
(Deputy President)	3/20/2007	3/20/2010	3/19/2014	54,560	8,250	0.00%	0
Ki Won Kim	3/21/2006	3/21/2009	3/20/2013	38,829	12,000	0.00%	0
(Deputy President)	3/20/2007	3/20/2010	3/19/2014	54,560	6,000	0.00%	0

					Number of	Percentage of	Number of
	Grant	Exercise Period		Exercise	Granted	Shares	Exercised
	Date	From	To	Price	Options	Outstanding	Options
				(In Won)		(Percentage)

Shinhan Card
Sung Kyun Hong	5/15/2003	5/16/2005	5/15/2009	11,800	4,984	0.00%	4,984
(President & CEO)	3/25/2004	3/25/2006	3/25/2009	21,595	27,484	0.01%	27,484
	3/30/2005	3/30/2008	3/29/2012	28,006	40,000	0.01%	0
	3/21/2006	3/21/2009	3/20/2013	38,829	44,000	0.01%	0
	3/20/2007	3/20/2010	3/19/2014	54,560	22,000	0.01%	0
In Sup Kim	3/20/2007	3/20/2010	3/19/2014	54,560	8,250	0.00%	0
(Statutory Auditor)
Seong Won Kim	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	0.00%	2,500
(Executive Deputy President)	5/15/2003	5/16/2005	5/15/2009	11,800	1,661	0.00%	1,661
	3/25/2004	3/25/2006	3/25/2009	21,595	9,161	0.00%	9,161
	3/30/2005	3/30/2008	3/29/2012	28,006	15,000	0.00%	0
	3/21/2006	3/21/2009	3/20/2013	38,829	15,000	0.00%	0
	3/20/2007	3/20/2010	3/19/2014	54,560	8,250	0.00%	0
Doo Hwan Jun	3/30/2005	3/30/2008	3/29/2012	28,006	2,000	0.00%	0
(Executive Deputy President)	3/21/2006	3/21/2009	3/20/2013	38,829	15,000	0.00%	0
	3/20/2007	3/20/2010	3/19/2014	54,560	8,250	0.00%	0
Hee Geon Kim	3/21/2006	3/21/2009	3/20/2013	38,829	15,000	0.00%	0
(Executive Deputy President)	3/20/2007	3/20/2010	3/19/2014	54,560	8,250	0.00%	0
Chun Kuk Lee	3/25/2004	3/25/2006	3/25/2009	21,595	1,000	0.00%	0
(Executive Deputy President)	3/30/2005	3/30/2008	3/29/2012	28,006	1,200	0.00%	0
	3/21/2006	3/21/2009	3/20/2013	38,829	1,400	0.00%	0
	3/20/2007	3/20/2010	3/19/2014	54,560	7,500	0.00%	0

Total					2,991,309	0.82%	530,081

In addition, members of the employee stock ownership association have certain pre-emptive rights in relation to our shares that are publicly offered under the Securities and Exchange Act. As of June 13, 2007, our employee stock ownership association owned 5,121,506 shares of our common stock (including 1,608,402 shares, which were paid for and currently held by us for the benefit of eligible employees subject to certain conditions for grant).

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth certain information relating to the beneficial ownership of our common shares as of December 31, 2006.

	Number of Common	Percentage of Total
Name of Shareholder	Shares Held	Common Shares

BNP Paribas Group(1)	34,582,732	9.06%
Korea Deposit Insurance Corporation(2)	22,360,301	5.86
Euro-Pacific Growth Fund	12,200,900	3.20
Korea National Pension Fund	12,112,386	3.17
Capital World Growth and Income Fund	10,211,500	2.68
Citibank, N.A. (ADR Department)	7,637,392	2.00
Shinhan Bank(3)	7,129,967	1.87
Daekyo	5,348,117	1.40
Shinhan Financial Group Employee Stock Ownership Association	4,726,935	1.24
SSB-ARTISAN	4,288,700	1.12
NTC-GOV SPORE	4,261,770	1.12
Fidelity Investment Trust	3,845,010	1.01
Others(4)	252,861,904	66.27

Total	381,567,614	100.00%

Notes:

(1)	Includes 20,124,272 common shares held by BNP Paribas S.A., 13,557,832 common shares held by BNP Paribas Luxembourg, 900,628 common shares held by BNP Paribas Arbitrage SNC. BNP Paribas S.A. acquired 20,124,272 common shares from Korea Deposit Insurance Corporation, or KDIC, in April 13, 2006.

(2)	In November 2005, KDIC, converted 22,360,302 of our redeemable convertible preferred shares held by it into the same number of our common shares. KDIC sold 20,124,272 of such common shares to BNP Paribas S.A. in April 2006, and sold the remaining common shares to certain institutional investors in Korea and abroad through block sales in the market in April 2006. In August 2006, KDIC converted the remaining 22,360,301 of our redeemable convertible preferred shares held by it into the same number of our common shares. In February 2007, KDIC sold 19,446,312 of such common shares to institutional investors in Korea and abroad through block sales in the market.

(3)	In June 2004, we acquired the remaining 108,438,628 common shares of Chohung Bank through a cash tender offer and a small-scale share swap pursuant to Korean laws. In connection with the share swap transaction, we issued 14,682,590 new shares of our common stock to the existing shareholders of Chohung Bank in exchange for the shares of Chohung Bank’s common stock, of which 8,985,567 shares of our common stock were issued to Chohung Bank in exchange for its treasury shares. Chohung Bank acquired these treasury shares from its shareholders who dissented to the share swap at Chohung Bank’s shareholders’ meeting pursuant to the exercise by those dissenting shareholders the right to request Chohung Bank to purchase their shares in accordance with Korean law. Following the merger of Chohung Bank and Shinhan Bank in March 2006, Shinhan Bank held the 8,985,567 shares of our common stock in treasury, all of which were sold in the market as of June 21, 2007.

(4)	Includes 10,235,121 shares of our common stock issued in exchange for the equity shares of Good Morning Shinhan Securities in connection with our obtaining the then minority interest in Good Morning Shinhan Securities in December 2004, of which 1,444 shares of our common stock was issued to Good Morning Shinhan Securities in exchange for its treasury shares. Good Morning Shinhan Securities acquired these treasury shares from its shareholders who dissented to the share swap at Good Morning Shinhan Securities’ shareholders’ meeting pursuant to the exercise by those dissenting shareholders the right to request Good Morning Shinhan Securities to purchase their shares in accordance with Korean law. Good Morning Shinhan Securities sold the

1,444 shares of our common stock that it held in March 2005. The newly issued 10,235,121 shares of our common stock were listed on the Stock Market Division of the Korea Exchange in January 2005.

In December 2005, in a series of related transactions, we acquired 100% of Shinhan Life Insurance through small-scale share swap pursuant to Korean laws, through which we newly issued 17,528,000 common shares to the shareholders of Shinhan Life Insurance in exchange for all outstanding common stock of Shinhan Life Insurance. As part of this share exchange, Shinhan Bank exchanged 5,524,772 shares of common stock of Shinhan Life Insurance previously held by it into 2,420,955 of our common shares and Good Morning Shinhan Securities exchanged 464,800 common shares of Shinhan Life Insurance previously held by it into 203,675 of our common shares, all of which were sold in the market in June 2006. In addition, as part of this transaction, Shinhan Life Insurance also exchanged 9,000 of its common shares, which Shinhan Life Insurance acquired as a result of the exercise of appraisal rights by dissenting shareholders of Shinhan Life Insurance, into 3,943 of our common shares. Shinhan Life Insurance sold all of our common shares held by it in the market on December 29, 2005.

As of December 31, 2006, 7,129,967 of our common shares were held in treasury by Shinhan Bank, all of which have been sold in the market as of June 21, 2007.

The following table sets forth certain information relating to the beneficial ownership of our redeemable preferred shares as of January 25, 2007, the date on which we issued Series 10 redeemable preferred shares and Series 11 redeemable convertible preferred shares to fund a portion of our acquisition of LG Card.

		Number of
	Number	Series 7	Number of	Number of
	of Series 2,	and 8	Series 10	Series 11	Total	Percentage of
	3, 4 and 5	Redeemable	Redeemable	Redeemable	Number of	Total
	Redeemable	Preferred	Preferred	Convertible	Preferred	Preferred
Name of Shareholder	Preferred Shares	Shares	Shares	Preferred Shares	Shares	Shares

Korea Deposit Insurance Corporation	37,267,169	—	—	—	37,267,169	44.64%
Strider Securitization Specialty Co., Ltd.	—	2,500,000	—	—	2,500,000	2.99
Private Investment Trust managed by Seoul Asset Management	—	—	10,400,000	4,497,800	14,897,800	17.85
Ministry of Information and Communication Korea Post	—	—	2,400,000	1,037,900	3,437,900	4.12
Korean Federation of Community Credit Cooperative	—	—	2,520,000	1,089,800	3,609,800	4.32
Daegu Bank	—	—	700,000	518,900	1,218,900	1.46
Korea Local Administrative Officials’ Mutual Fund	—	—	2,520,000	1,868,300	4,388,300	5.26
Government Employees Pension Corporation	—	—	700,000	518,900	1,218,900	1.46
Korea Investment & Securities	—	—	2,160,000	934,100	3,094,100	3.71
Shin Young Securities	—	—	2,040,000	882,200	2,922,200	3.50
Tong Yang Investment Bank	—	—	2,100,000	1,556,900	3,656,900	4.38
Tong Yang Insurance	—	—	1,050,000	778,400	1,828,400	2.19
HungKuk Life Insurance	—	—	2,000,000	864,900	2,864,900	3.43
HungKuk Ssangyong Fire & Marine Insurance	—	—	400,000	172,900	572,900	0.69

Total	37,267,169	2,500,000	28,990,000	14,721,000	83,478,169	100.00%

Other than those listed above, no other shareholders own more than 1% of our issued and outstanding shares. None of our shareholders have different voting rights.

As of the date hereof, our total authorized share capital is 1,000,000,000 shares, par value W5,000 per share. As of January 25, 2007, 381,567,164 common shares and 83,478,169 preferred shares were issued and outstanding, and 7,129,967 common shares were held in treasury. All of the treasury shares have been sold in the market as of June 21, 2007.

As of December 31, 2006, the latest date available on which we closed our shareholders’ registry, 438 shareholders of record were in the United States, holding in the aggregate 25.5% of our then total outstanding shares (including Citibank, as the depositary for our global depositary shares, each representing two shares of our common stock).

RELATED PARTY TRANSACTIONS

None of our directors or officers have or had any interest in any transactions effected by us that are or were unusual in their nature or conditions or significant to our business which were effected during the current or immediately preceding year or were effected during an earlier year and remain in any respect outstanding or unperformed.

In December 2001, BNP Paribas acquired 4.00% of our common stock in return for an investment of approximately W155 billion in cash pursuant to an alliance agreement. Under the terms of the alliance agreement, for so long as BNP Paribas does not sell or otherwise transfer (except to any of its wholly-owned subsidiaries) any portion of its ownership interest in our common stock and maintains, after any issuances of new shares by us from time to time, its shareholding percentage of not less than 3.5% of our issued common stock, we are required to call a meeting of our shareholders to recommend that one nominee of BNP Paribas be elected to our board of directors. In addition, under the alliance agreement, BNP Paribas has the right to subscribe for new issuances of our common shares in the event that such new issuances would result in the dilution of the shareholding percentage of BNP Paribas below 3.5%. As of December 31, 2006, BNP Paribas Group owned 34,582,732 shares, or 9.06%, of our total common stock. The alliance agreement further sets forth the parties’ intention to enter into a number joint ventures, in particular in the business areas relating to investment trust management and bancassurance, pursuant to which we have formed Shinhan BNP Paribas Investment Trust Management and SH&C Life Insurance.

As of December 31, 2006, the outstanding balance of beneficiary certificates invested into Shinhan BNP Paribas Investment Trust were W2,054 billion.

In April 2006, Korea Deposit Insurance Corporation sold 22,360,302 common shares, representing 6.22% of our then total issued common stock held by it to third parties through an after-trading-hours block sale. Of such shares, 20,124,272 shares or 5.60% of total outstanding common shares were sold to the BNP Paribas group. In August 2006, Korea Deposit Insurance Corporation converted into our common shares 22,360,301 of our redeemable preferred shares held by it at a one-to-one conversion rate. In February 2007, Korea Deposit Insurance sold 19,446,312 of such converted shares to investors in Korea and overseas through an after-trading-hours block sale.

In December 2005, in a series of related transactions, we acquired 100% of Shinhan Life Insurance, an insurance company, through a “small scale share exchange” mechanism provided under applicable Korean law, pursuant to which we issued 17,528,000 new shares of our common stock to the shareholders of Shinhan Life Insurance in exchange for all outstanding common stock of Shinhan Life Insurance held by them for an aggregate purchase price of W612 billion, or W15,300 per share. As part of this share exchange, Shinhan Bank exchanged 5,524,772 common shares of Shinhan Life Insurance previously held by it into 2,420,955 of our common shares and Good Morning Shinhan Securities exchanged 464,800 common shares of Shinhan Life Insurance previously held by it into 203,675 of our common shares, all of which were sold in the market in June 2006. Similarly, as part of this transaction, Shinhan Life Insurance also exchanged 9,000 of its common shares, which Shinhan Life Insurance acquired as a result of the exercise of appraisal rights by dissenting shareholders of Shinhan Life Insurance, into 3,943 shares of our common stock. All of such shares of our common stock received by Shinhan Life Insurance were sold in the market on December 29, 2005.

As of December 31, 2004 2005 and 2006 and May 16, 2007, we had principal loans outstanding to our directors, executive officers and their affiliates in the principal amount of W213 billion, W181 billion, W172 billion and W156 billion, which were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.

In April 2006, the newly merged Shinhan Bank granted to its employees 1,708,050 out of 2,420,955 treasury shares of our common stock held by it in accordance with the Financial Holding Company Act of Korea, which requires that the treasury shares must be disposed of within six months of acquisition. The remaining 712,905 ungranted treasury shares of our common stock held by Shinhan Bank were sold in the market in June 2006.

In June 2006, Mr. Shee Yul Ryoo, one of our outside directors, was appointed as an outside director of Hankook Computer, a computer company in Korea. Since the date of Mr. Ryoo’s such appointment at Hankook Computer, we have purchased card processing equipment in the amount of W74.5 million in 2006 and W514.8 million in the first half of 2007.

ITEM 8.	FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

Our consolidated financial statements are set forth under “Item 18. Financial Statements”.

Dividend Policy

See “Item 10. Additional Information — Articles of Incorporation — Description of Capital Stock — Dividends”. For a description of tax consequences of dividends paid to our shareholders, see “Item 10. Additional Information — Taxation — Korean Taxation — Dividends on Shares of Common Stock or American Depositary Shares” and “Item 10. Additional Information — Taxation — United States Taxation — Distributions on Shares or American Depositary Receipts”.

Legal Proceedings

In October 2001, the trustees of the TRA Rights Trust (as sole successor in interest to Seagate) instituted litigation against several defendants, including Shinhan Bank. The plaintiff argued that Shinhan Bank is jointly and severally liable for damages as it had actively participated in certain financing activities that contributed to the fraudulent inflation of the revenues, income and assets as reflected in the financial statements of L&H Korea, a principal subsidiary of Lernout & Hauspie (“L&H”). The plaintiff sought damages for the impact of the fraud on the price of L&H shares and, in particular, treble damages in the amount of approximately US$167 million under Racketeer Influenced and Corrupt Organizations, one of its alleged causes of claim ( “Filler Case”). In addition, in November 2001, Stonington Partners Inc., Stonington Capital Appreciation 1994 Fund L.P. and Stonington Holdings, L.L.C., the former shareholders of L&H, instituted litigation against several defendants, including Shinhan Bank, alleging the same causes of action against Shinhan Bank under the same operative facts as the above-described litigation. (“Stonington Case”) These plaintiffs sought compensatory damages for the impact of the fraud on the price of L&H shares, and punitive damages to be determined at trial. Alleging the same cause of action, Janet Baker, James Baker, JKBaker LLC and JMBaker LLC also instituted litigation against several defendants, including Shinhan Bank, in March 2002 (“Baker Case”). All of these cases have been decided by courts of relevant jurisdiction in favor of the defendant, and, as the relevant statutes of limitations have passed without further appeal by the plaintiffs, we believe that these lawsuits have been concluded. In August 2005, Scott L. Baena, as the trustee of L&H, also instituted litigation (the “Baena Case”) in the Southern District of New York against several defendants, including Shinhan Bank and Chohung Bank, alleging substantially the same causes of action against Shinhan Bank and Chohung Bank under the same operative facts as the Baker Case, the Filler Case and the Stonington Case for a damage claim of US$50 million. No assurances can be given the court will rule in favor of the defendants in the Baena Case. While we are unable to predict the ultimate disposition of the foregoing claims, its ultimate disposition will not, in the opinion of management, have a material adverse effect on us. We believe that the transactions with L&H Korea were conducted in the ordinary course of our banking practices, where the transaction involved a customary secured lending without any financing for receivables. We intend to vigorously defend against any additional claims or appeals.

Other than as discussed above, neither we nor any of our subsidiaries is involved in any material litigation, arbitration or administrative proceedings relating to claims which may have a significant effect on our financial condition or results of operations, including the financial condition or results of operations of Shinhan Bank or our other consolidated subsidiaries, and we are not aware of any such litigation, arbitration or administrative proceeding that is pending or threatened.

ITEM 9.	THE OFFER AND LISTING

MARKET PRICE INFORMATION AND TRADING MARKET

Market Prices of Common Stock and ADSs

Shares of our common stock were listed on the Korea Exchange on September 10, 2001. The Korea Exchange is the principal trading market for our shares of common stock. As of December 31, 2006, there were 381,567,614 shares of common stock issued (including 7,129,967 shares of common stock held in the form of treasury shares, all of which have since been sold in the market as of June 21, 2007). Our American depositary shares have been listed on the New York Stock Exchange since September 16, 2003 and are identified by the symbol “SHG”. The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Korea Exchange for our common stock since September 10, 2001, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our American depositary shares since September 16, 2003.

	Korea Exchange			New York Stock Exchange
	Closing Price per			Closing
	Common Stock		Average Daily	Price per ADS		Average Daily
	High	Low	Trading Volume	High	Low	Trading Volume
			(Shares)			(ADSs)

2002	20,600	11,450	1,639,306	—	—	—
2003	19,700	9,500	1,408,358	—	—	—
2004	23,400	15,200	1,372,443	45.65	26.50	6,039
2005	43,100	24,100	1,210,054	74.31	51.78	14,419
First Quarter	29,750	26,944	1,348,839	53.53	52.72	13,916
Second Quarter	27,650	24,100	1,054,949	52.54	51.78	10,238
Third Quarter	37,200	31,574	1,184,651	62.33	61.50	11,994
Fourth Quarter	43,100	38,187	1,256,327	74.31	73.38	21,617
2006	49,500	36,800	1,385,417	106.08	74.05	26,422
First Quarter	43,500	36,800	1,466,513	88.10	74.05	35,619
Second Quarter	49,500	40,400	1,685,916	106.08	81.15	29,752
Third Quarter	47,100	42,100	1,155,628	100.98	88.95	20,819
Fourth Quarter	48,500	41,450	1,236,040	106.00	86.56	19,644
2007 (through June 19)	58,200	45,450	1,531,499	125.98	96.75	29,838
January	49,900	45,450	1,055,873	106.73	96.75	28,755
February	57,800	51,500	2,537,050	123.65	110.25	47,168
March	57,100	51,800	1,162,455	122.39	106.99	31,582
April	56,600	52,100	1,288,336	122.75	112.16	25,575
May	57,300	50,600	1,628,688	123.06	110.08	21,686
June (through June 19)	58,200	54,600	1,937,226	125.98	119.49	23,058

Source: Korea Exchange; New York Stock Exchange

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

Even though the Korea Stock and Futures Exchange Act prescribed that the Korea Exchange be established in a form of a limited liability stock company, the Korea Exchange is expected to play a public role as a public organization. In order to safeguard against a possible conflict, the Korea Stock and Futures Exchange Act placed restrictions on the ownership and operation of the Korea Exchange as follows:

•	Any person’s ownership of shares in the Korea Exchange is limited to 5% or less except for an investment trust company or investment company established under the Indirect Investment Asset Management Business Acts, or the Korean government. However, upon prior approval from the Financial Supervisory Commission, more than 5% ownership in Korea Exchange is permitted if necessary for forming strategic alliance with a foreign stock or futures exchange;

•	The number of outside directors on the board of directors of the Korea Exchange shall be more than half of the total number of directors;

•	Any amendment to the Articles of Incorporation, transfer or consolidation of business, spin off, stock swap in its entirety or transfer of shares in its entirety of the Korea Exchange will receive prior approval from the Minister of the Ministry of Finance and Economy; and

•	In the event the Minister of the Ministry of Finance and Economy determines that the chief executive officer of the Korea Exchange is not appropriate for the position, the Minister of the Ministry of Finance and Economy can request the Korea Exchange upon reasonable cause, within one month from the chief executive officer’s election, to dismiss the chief executive officer. Subsequently, the chief executive officer will be suspended from performing his duties and the Korea Exchange will elect a new chief executive officer within two months from the request.

As of June 19, 2007, the aggregate market value of equity securities listed on the Stock Market Division of the Korea Exchange was approximately W888.6 trillion. The average daily trading volume of equity securities for 2006 was approximately 279 million shares with an average transaction value of W3.4 trillion.

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

The Korea Exchange publishes the Korea Composite Stock Price Index (“KOSPI”) every two seconds, which is an index of all equity securities listed on the Korea Exchange. On January 4, 1983, the method of computing KOSPI was changed from the Dow Jones method to the aggregate value method. In the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

Historical movements in KOSPI are set out in the following.

	Opening	High	Low	Closing

1980	100.00	119.36	100.00	106.87
1981	97.95	165.95	93.14	131.37
1982	123.60	134.49	106.00	127.31
1983	122.52	134.46	115.59	121.21
1984	116.73	142.46	114.37	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,382.32	1,464.70	1,203.86	1,434.46
2007 (through June 19)	1,438.89	1,807.85	1,355.79	1,807.85

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

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights”, permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Exchange to 15% of the previous day’s closing price of the shares, rounded down as set out below:

Rounded
Previous Day’s Closing Price	Down to Won

Less than 5,000	5
5,000 to less than 10,000	10
10,000 to less than 50,000	50
50,000 to less than 100,000	100
100,000 to less than 500,000	500
500,000 or more	1,000

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

	Number of	Total Market Capitalization			Average Daily Trading Volume, Value
	Listed	(Millions of		(Thousands of	Thousands of	(Millions of		(Thousands of
Year	Companies	Won)		Dollars)(1)	Shares	Won)		Dollars)(1)

1980	352	W	2,526,553	$3,828,691	5,654	W	3,897	$5,905
1981	343		2,959,057	4,224,207	10,565		8,708	12,433
1982	334		3,000,494	4,407,711	9,704		6,667	8,904
1983	328		3,489,654	4,386,743	9,325		5,941	7,468
1984	336		5,148,460	6,222,456	14,847		10,642	12,862
1985	342		6,570,404	7,380,818	18,925		12,315	13,834
1986	355		11,994,233	13,924,115	31,755		32,870	38,159
1987	389		26,172,174	33,033,162	20,353		70,185	88,584
1988	502		64,543,685	94,348,318	10,367		198,364	289,963
1989	626		95,476,774	140,489,660	11,757		280,967	414,431
1990	669		79,019,676	110,301,055	10,866		183,692	256,500
1991	686		73,117,833	96,182,364	14,022		214,263	281,850
1992	688		84,711,982	107,502,515	24,028		308,246	391,175
1993	693		112,665,260	139,419,948	35,130		574,048	676,954
1994	699		151,217,231	191,729,721	36,862		776,257	984,223
1995	721		141,151,399	182,201,367	26,130		487,762	629,614
1996	760		117,369,988	139,031,021	26,571		486,834	575,733
1997	776		70,988,897	50,161,742	41,525		555,759	392,707
1998	748		137,798,451	114,090,455	97,716		660,429	471,432
1999	725		349,503,966	305,137,040	278,551		3,481,620	3,039,654
2000	704		188,041,490	148,393,204	306,154		2,602,159	2,053,796
2001	589		255,850,070	192,934,221	473,241		1,947,420	1,506,236
2002	683		258,680,756	215,445,465	857,245		3,041,598	2,533,820
2003	684		355,362,626	298,121,331	542,010		2,216,636	1,859,594
2004	683		412,588,139	398,597,371	372,895		2,232,109	2,156,419
2005	702		655,074,514	648,588,628	467,629		3,157,662	3,126,398
2006	731		704,587,508	757,620,976	279,096		3,435,180	3,693,742
2007 (through June 19)	733		888,550,312	957,902,449	324,145		4,142,356	4,465,671

Source: The Korea Exchange

Note:

(1)	Converted at the Market Average Exchange Rate at the end of the periods indicated.

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

General

As of December 31, 2006 and as of the date hereof, our authorized share capital is 1,000,000,000 shares. Our Articles of Incorporation provide that we are authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares of common stock. Furthermore, through an amendment of the Articles of Incorporation, we have created new classes of shares, in addition to the common shares and the preferred shares. See “— Description of Redeemable Preferred Stock” and “— Description of Redeemable Convertible Preferred Stock”. As of December 31, 2006, the date on which our shareholders registry was last closed and the latest practicable date on which the common shareholding information is available, the number of our issued common shares was 381,567,614, of which 7,129,967 were held as treasury shares. All of the treasury shares have been sold in the market as of June 22, 2007.

As of December 31, 2006, the number of issued and outstanding redeemable preferred shares issued August 2003 as part of our funding for the acquisition of Chohung Bank was 39,767,169. On January 25, 2007, we issued 28,990,000 redeemable preferred shares and 14,721,000 redeemable convertible preferred shares as part of our funding for the acquisition of LG Card. The terms of the preferred shares issued in connection with the acquisition of Chohung Bank are different from those of the preferred shares issued in connection with the acquisition of LG Card. See “— Description of Redeemable Preferred Stock” and “— Description of Redeemable Convertible Preferred Stock”. Other than these preferred shares, there are no other preferred shares authorized, issued or outstanding as of the date hereof.

All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form. As of the date hereof, our authorized but unissued share capital consists of 534,954,217 shares. We may issue the unissued shares without further shareholder approval but subject to a board resolution as provided in the Articles of Incorporation. See “ — Preemptive Rights and Issuance of Additional Shares” and “— Distribution of Free Shares”. Share certificates are issued in denominations of one, five, ten, 50, 100, 500, 1,000 and 10,000 shares.

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

Under the Securities and Exchange Act, members of a company’s employee stock ownership association, whether or not they are shareholders, have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered pursuant to the Securities and Exchange Act. However, this right is exercisable only to the extent that the total number of shares so acquired and held by such members does not exceed 20% of the total number of shares to be newly issued and shares then outstanding. As of June 13, 2007, our employee stock ownership association owned 5,121,506 shares of our common stock (including 1,608,402 shares, which were paid for and currently held by us for the benefit of eligible employees subject to certain conditions for grant).

General Meeting of Shareholders

There are two types of general meetings of shareholders: annual general meetings and extraordinary general meetings. We are required to convene our annual general meeting within three months after the end of each fiscal year. Subject to a board resolution or court approval, an extraordinary general meeting of shareholders may be held when necessary or at the request of the holders of an aggregate of 3% or more of our outstanding common shares or at the request of our audit committee. In addition, under the Securities and Exchange Act of Korea, an extraordinary general meeting of shareholders may be held at the request of the shareholders holding shares for at least 6 months of an aggregate of 3% (1.5% in case of a listed company whose capital at the end of the latest operating year is W100 billion or more) or more of the outstanding shares with voting rights of the company, subject to a board resolution or court approval. Notwithstanding the regulation, the Korean Supreme Court has ruled that the 6 months holding period is not necessary for the shareholders to exercise its right to call the extraordinary general meeting of the shareholders. Furthermore, under the Financial Holding Companies Act of Korea, an extraordinary general meeting of shareholders may be held at the request of the shareholders holding shares for at least 6 months of an aggregate of 1.5% (0.75% in the case of a financial holding company (i) whose total assets at the end of the latest fiscal year is W5 trillion or more and (ii) who is in control of two or more subsidiaries, each with total assets of W2 trillion or more) or more of the outstanding shares of the company, subject to a board resolution or court approval. Holders of non-voting shares may be entitled to request a general meeting of shareholders only to the extent the non-voting shares have become enfranchised as described under “— Voting Rights” below (hereinafter referred to as “enfranchised non-voting shares”). Meeting agendas are determined by the board of directors or proposed by holders of an aggregate of 3% or more of the outstanding shares with voting rights by way of a written proposal to the board of directors at least six weeks prior to the meeting. In addition, under the Securities and Exchange Act, the meeting agenda may be proposed by the shareholders holding shares for at least 6 months of an aggregate of 1% (0.5% in the case of a listed company whose capital at the end of the latest operating year is W100 billion or more) or more of the outstanding shares of the company. Furthermore, under the Financial Holding Companies Act, the meeting agenda may be proposed by the shareholders holding shares for at least 6 months of an aggregate of 0.5% (0.25% in the case of a financial holding company (i) whose total assets at the end of the latest fiscal year is W5 trillion or more and (ii) who is in control of two or more subsidiaries, each with total assets of W2 trillion or more) or more of the outstanding shares of the company. Written notices stating the date, place and agenda of the meeting must be given to the shareholders at least two weeks prior to the date of the general meeting of shareholders; provided, that, notice may be given to holders of 1% or less of the total number of issued and outstanding shares which are entitled to vote, by placing at least two public notices at least two weeks in advance of the meeting in at least two daily newspapers. Currently, we use The Korea Economic Daily and Maeil Business Newspaper for the publication of such notices. Shareholders who are not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders, and they are not entitled to attend or vote at such meeting. Holders of enfranchised non-voting shares who are on the shareholders’ register as of the record date are entitled to receive notice of the general meeting of shareholders and they are entitled to attend an d vote at such meeting. Otherwise, holders of non-voting shares are not entitled to receive notice of or vote at general meetings of shareholders.

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

Description of Redeemable Preferred Stock

Series 1/2/3/4/5 Redeemable Preferred Stock

On July 9, 2003, as part of obtaining funds for the acquisition of Chohung Bank, our board of directors authorized the issuance of 46,583,961 non-voting redeemable preferred shares, consisting of 9,316,792 Series 1 redeemable preferred shares, 9,316,792 Series 2 redeemable preferred shares, 9,316,792 Series 3 redeemable preferred shares, 9,316,792 Series 4 redeemable preferred shares and 9,316,793 Series 5 redeemable preferred shares. All of these shares were issued on August 19, 2003 in registered form and were initially subscribed by Korea Deposit Insurance Corporation.

The dividends payable on these shares are an amount equal to 4.04% of the subscription price per share. The dividend right held by holders of such shares rank senior to the dividend right held by holders of our common shares. If in any fiscal year we do not pay any dividend as provided above, the holders of these shares are entitled to receive such accumulated unpaid dividend prior to the holders of our common shares from the dividends payable in respect of the next fiscal year. If dividends are not paid to the holders of these shares, voting rights attach to such shares. See “— Voting Rights”.

The redemption period for these shares is (i) for the Series 1 shares, from the first anniversary of the issuance date until the third anniversary of the issuance date; (ii) for the Series 2 shares, from the second anniversary of the issuance date until the fourth anniversary of the issuance date; (iii) for the Series 3 shares Stock, from the third anniversary of the issuance date until the fifth anniversary of the issuance date; (iv) for the Series 4 shares, from the fourth anniversary of the issuance date until the sixth anniversary of the issuance date; and (v) for the Series 5 shares, from the fifth anniversary of the issuance date until the seventh anniversary of the issuance date; provided that, if such shares are not redeemed in full within the redemption period or the dividends to such shares are not paid in full, the redemption period will be extended until all such shares are redeemed in full. We are obligated to redeem all of the redeemable preferred shares that are outstanding at the end of the relevant redemption period to the extent that distributable profits are available for such redemption. Furthermore, we may, at our option, elect to redeem all or part of any outstanding such shares at any time during the redemption period to the extent that distributable profits are available for such redemption.

The Series 1 redeemable preferred shares were redeemed in entirety on August 21, 2006. Our board of directors have approved a resolution to redeem the Series 2 redeemable preferred shares in entirety in August 2007.

Series 6/7/8 Redeemable Preferred Stock

On July 29, 2003, as part of obtaining funds for our acquisition of Chohung Bank, our board of directors authorized an additional issuance of 6,000,000 non-voting redeemable preferred shares, consisting of 3,500,000 Series 6 redeemable preferred shares, 2,433,334 Series 7 redeemable preferred shares and 66,666 Series 8 redeemable preferred shares. All of these shares were issued on August 19, 2003 in a public offering.

The dividends payable on these shares are (i) for the Series 6 shares, an amount equal to 7.00% of the subscription price per share, (ii) for the Series 7 shares, an amount equal to 7.46% of the subscription price per share and (iii) for the Series 8 shares, an amount equal to 7.86% of the subscription price per share. The dividend right held by holders of such shares rank senior to the dividend right held by holders of our common shares. If in any fiscal year we do not pay any dividend as provided above, the holders of these shares are entitled to receive such accumulated unpaid dividend prior to the holders of our common shares from the dividends payable in respect of the next fiscal year. If dividends are not paid to the holders of these shares, voting rights attach to such shares. See “— Voting Rights”.

The redemption period for these shares is (i) for the Series 6 shares, from one (1) month immediately preceding the third anniversary date of the issuance date until the third anniversary date of the issuance date; (ii) for the Series 7 shares, from one month immediately preceding the fifth anniversary date of the issuance date until the fifth anniversary date of the issuance date; and (iii) for the Series 8 shares, from one month immediately preceding the seventh anniversary date of the issuance date until the seventh anniversary date of the issuance date; provided that, if such shares are not redeemed in full within the redemption period or the dividends on such shares are not paid in full, the redemption period will be extended until all such shares are redeemed in full. We are obligated to redeem all of the redeemable preferred shares that are outstanding at the end of the relevant redemption period to the extent that distributable profits are available for such redemption. Furthermore, we may, at our option, elect to redeem all or part of any outstanding such shares at any time during the redemption period to the extent that distributable profits are available for such redemption.

The Series 6 redeemable preferred shares were redeemed in entirety on August 21, 2006.

Series 10 Redeemable Preferred Stock

On December 18, 2006, as part of obtaining funds for our acquisition of LG Card, our board of directors authorized the issuance of 28,990,000 Series 10 redeemable preferred shares of non-voting stock. All these shares were issued on January 25, 2007 in registered form and were subscribed by 12 government entities and institutional investors in Korea.

The dividend rate for these shares are as follows: (i) for the fiscal year 2007, an amount equal to 7.00% of the subscription price per share multiplied by the number of days elapsed from January 25, 2007, the date of issuance, to December 31, 2007 and divided by 365; (ii) for each of the fiscal years 2008 through 2011, an amount equal to 7.00% of the subscription price per share; (iii) for fiscal year 2012, an amount equal to (x) 7.00% of the subscription price per share multiplied by the number of days elapsed from January 1, 2102 to January 25, 2012 and divided by 365, plus (y) ‘R’% of the subscription price multiplied by the number of days from January 26, 2012 through December 31, 2012 and divided by 365, where R% means the sum of (A) the five-year treasury rate effective on January 25, 2011, (B) 100 basis points and (C) a spread equal to 7.00% less the five-year treasury rate effective on January 25, 2007; and (iv) for each of the fiscal years 2013 and thereafter, an amount equal to R% of the subscription price.

The dividend right held by holders of these shares rank senior to the dividend right held by holders of our common shares. If in any fiscal year we do not pay any dividend as provided above, the holders of these shares are entitled to receive such accumulated unpaid dividend prior to the holders of our common shares from the dividends payable in respect of the next fiscal year. If dividends are not paid to the holders of these shares, voting rights attach to such shares. See “— Voting Rights”.

The redemption period for these shares is from the fifth anniversary of the issuance date until the 20th anniversary of the issuance date; provided that, we may, at our option, elect to redeem all or part of any outstanding such shares at any time during the redemption period to the extent that distributable profits are available for such redemption. None of these shares may be redeemed except during the redemption period. There is no maturity date for these shares.

Description of Redeemable Convertible Preferred Stock

Series 9 Redeemable Convertible Preferred Stock

On July 9, 2003, as part of obtaining funds for our acquisition of Chohung Bank, our board of directors authorized the issuance of 44,720,603 Series 9 non-voting redeemable convertible preferred shares. All of these shares were issued on August 19, 2003 in registered form and were subscribed initially by the Korea Deposit Insurance Corporation.

The dividends payable on these shares are (i) for the fiscal year 2007, an amount equal to 2.02% of the subscription price per share multiplied by the number of days elapsed from the date of issuance to December 31, 2007 and divided by 365 and (ii) thereafter, an amount equal to 2.02% of the subscription price per share. The dividend right held by holders of such shares rank senior to the dividend right held by holders of our common shares. If in any fiscal year we do not pay any dividend as provided above, the holders of these shares are entitled to receive such accumulated unpaid dividend prior to the holders of our common shares from the dividends payable in respect of the next fiscal year. If dividends are not paid to the holders of these shares, voting rights attach to such shares. See “— Voting Rights”.

The redemption period for these shares is from the third anniversary of the issuance date until the fifth anniversary of the issuance date; provided that, if these shares are not redeemed in full within the redemption period or the dividends on such shares are not paid in full, the redemption period will be extended until all such shares are redeemed in full. We are obligated to redeem all of these shares outstanding at the end of the redemption period to the extent that distributable profits are available for such redemption. Furthermore, we may, at our option, elect to redeem all or part of any outstanding such shares at any time during the redemption period to the extent that distributable profits are available for such redemption.

The holders of these shares may, at their option, convert all or part of any outstanding such shares into our common shares at any time from the first anniversary of the issuance date until the fourth anniversary of the issuance date, at a conversion rate of one-to-one.

All of the Series 9 redeemable convertible preferred shares were converted into our common shares through a series of conversions in November 2005 and August 2006.

Series 11 Redeemable Convertible Preferred Stock

On December 18, 2006, as part of obtaining funds for our acquisition of LG Card, our board of directors authorized the issuance of 14,721,000 Series 11 non-voting redeemable convertible preferred shares. All of these shares were issued in registered form and subscribed by institutional investors and government agencies in Korea.

The dividend rate for these shares are as follows: (i) for the fiscal year 2007, an amount equal to 7.00% of the subscription price per share multiplied by the number of days elapsed from January 25, 2007, the date of issuance, to December 31, 2007 and divided by 365; (ii) for each of the fiscal years 2008 through 2011, an amount equal to 3.25% of the subscription price per share; (iii) for fiscal year 2012, an amount equal to (x) 3.25% of the subscription price per share multiplied by the number of days elapsed from January 1, 2102 to January 25, 2012 and divided by 365, plus (y) ‘R’% of the subscription price multiplied by the number of days from January 26, 2012 through December 31, 2012 and divided by 365, where R% means the sum of (A) the five-year treasury rate effective on January 25, 2011, (B) 100 basis points and (C) a spread equal to 7.00% less the five-year treasury rate effective on

January 25, 2007; and (iv) for each of the fiscal years 2013 and thereafter, an amount equal to R% of the subscription price.

If in any fiscal year we do not pay any dividend as provided above, the holders of these shares are entitled to receive such accumulated unpaid dividend prior to the holders of our common shares from the dividends payable in respect of the next fiscal year. If dividends are not paid to the holders of these shares, voting rights attach to such shares. See “— Voting Rights”.

The redemption period for these shares is from the fifth anniversary of the issuance date until the 20th anniversary of the issuance date; provided that, we may, at our option, elect to redeem all or part of any outstanding such shares at any time during the redemption period to the extent that distributable profits are available for such redemption. None of these shares may be redeemed except during the redemption period. There is no maturity date for these shares.

The holders of these shares may, at their option, convert all or part of any outstanding such shares into our common shares at any time from the day after the first anniversary of the issuance date until the fifth anniversary of the issuance date, at a conversion rate of one-to-one. None of these shares may be converted except during the conversion period.

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

Transfer of Shares

Under the Korean Commercial Code, the transfer of shares is effected by the delivery of share certificates. In order to exercise shareholders’ rights, the transferee must have his name and address registered on the register of shareholders. For this purpose, shareholders are required to file with us their name, address and seal. Nonresident shareholders must notify us of the name of their proxy in Korea to which our notice can be sent. Under the Financial Supervisory Commission regulations, nonresident shareholders may appoint a standing proxy and may not allow any person other than the standing proxy to exercise rights regarding the acquired share or perform any task related thereto on his behalf, subject to certain exceptions. Under current Korean regulations, certain qualified securities companies and banks in Korea (including licensed branches of non-Korean securities companies and banks) and the Korea Securities Depository are authorized to act as standing proxy and provide related services. Certain foreign exchange controls and securities regulations apply to the transfer of shares by nonresidents or non-Koreans. See ‘‘— Exchange Controls”. As to the ceiling on the aggregate shareholdings of a single shareholder and persons who have a special relationship with such shareholder, please see “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Restriction on Financial Holding Company Ownership”.

Acquisition of Treasury Shares

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

If you are subject to tax on capital gains with respect to a sale of American depositary shares, or of shares of common stock which you acquired as a result of a withdrawal, your gain will be calculated based on your cost of acquiring the American depositary shares although there are no specific Korean tax provisions or rulings on this issue. In the absence of the application of a tax treaty which exempts capital gains taxes, the amount of Korean tax imposed on your capital gains will be the lesser of 11.0% of the gross realization proceeds or, subject to the production of satisfactory evidence of the acquisition cost of the American depositary shares, 27.5% of the net capital gain.

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

This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) and regulations, rulings and judicial decisions thereunder as of the date hereof, which are subject to change, perhaps retroactively. It is for general purposes only and you should not consider it to be tax advice. In addition, it is based in part on representations by the depositary bank and assumes that each obligation under the deposit agreement will be performed in accordance with its terms. This summary does not represent a detailed description of all the federal tax consequences to you in light of your particular circumstances. In addition, it does not represent a detailed description of the U.S. federal tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws including if you are:

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

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an American depositary receipt and the issuer of the security underlying the American depositary receipt may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of American depositary receipts. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Korean taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an American depositary receipt and our company.

Distributions on Shares or American Depositary Receipts

Subject to the discussion under “Passive Foreign Investment Company Rules”, the gross amount of distributions on our shares or American depositary receipts (including amounts withheld to reflect Korean withholding tax) will be taxable as dividends to the extent paid out of our current and accumulated earnings and profits (as determined under U.S. federal income tax principles). Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day you actively or constructively receive it, in the case of our shares, or the day actively or constructively received by the depositary bank, in the case of American depositary receipts. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. holders, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the current income tax treaty between the United States and Korea meets these requirements, and we believe we are eligible for the benefits of that treaty. However, a foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or American depositary receipts backed by such shares) that are readily tradable on an established securities market in the United States. Our shares will generally not be considered readily tradable for these purposes. U.S. Treasury Department guidance indicates that our American depositary receipts, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. There can be no assurance that our American depositary receipts will be considered readily tradable on an established securities market in later years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Internal Revenue Code of 1986, as amended (the “Code”) will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. If you are a non-corporate U.S. holder, you should consult your own tax advisor regarding the application of these rules given your particular circumstances.

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

Subject to certain significant conditions and limitations, Korean taxes withheld from dividends (at the rate provided in the treaty) may be treated as foreign income tax eligible for credit against your U.S. federal income tax liability. See “— Korean Taxation — Dividends on Shares of Common Stock or American Depositary Shares” for discussion of the treaty rate. Korean taxes withheld in excess of the rate provided in the treaty will not be eligible for credit against your federal income tax until you exhaust all effective and practical remedies to recover such excess withholding, including the seeking of competent authority assistance from the U.S. Internal Revenue Service. For purposes of the foreign tax credit, dividends paid on our shares or American depositary receipts will be treated as income from sources without the United States and will generally constitute “passive income.”

Further, in certain circumstances, if you have held our shares or American depositary shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on our shares or American depositary receipts. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

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

Distributions of our shares or rights to subscribe for our shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax. Consequently such distributions will not give rise to foreign source income and you will not be able to use the foreign tax credit arising from any Korean withholding tax unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other income derived from foreign sources. The basis of the new common stock or rights so received will be determined by allocating your basis in our old shares between our old shares and our new shares or rights received, based on their relative fair market value on the date of distribution. However, the basis of the rights will be zero if (i) the fair market of the rights is less than 15 percent of the fair market value of our old shares at the time of distribution, unless the taxpayer elects to determine the basis of our old shares and of the rights by allocating between the old shares and the rights the adjusted basis of our old shares or (ii) the rights are not exercised and thus expire.

Disposition of Shares or American Depositary Receipts

Subject to the discussion under “— Passive Foreign Investment Company Rules”, upon the sale, exchange or other disposition of our shares or American depositary receipts, you generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and your adjusted tax basis in our shares or American depositary receipts as the case may be. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition our shares or American depositary receipts have been held for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize on the sale, exchange or other disposition of our shares or American depositary receipts will generally be treated as U.S. source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Korean tax imposed on the disposition of a share or American depositary receipt unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

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

DOCUMENTS ON DISPLAY

We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, are required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. You may inspect and copy these materials, including this annual report on Form 20-F and the exhibits thereto, at the SEC’s Public Reference Room at 100 Fifth Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Any filings we make electronically will be available to the public over the Internet at the Commission’s web site at http://www.sec.gov.

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

We appoint Citibank as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 Fifth Street, N.E., Washington, D.C. 20549.

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

Issuance of ADSs upon Deposit of Shares

The depositary bank may create ADSs on your behalf if you or your broker deposits Shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Shares to the custodian. Your ability to deposit Shares and receive ADSs may be limited by U.S. and Korean legal considerations applicable at the time of deposit.

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

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees

Issuance of ADSs	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS canceled
Exercise of rights to purchase additional ADSs	Up to US$0.02 per ADS held
Distribution of cash dividends	Up to US$0.02 per ADS held
Distribution of ADSs pursuant to stock dividend or other free stock distributions	Up to US$0.02 per ADS held
Distributions of cash proceeds (i.e., upon sale of rights or other entitlements)	Up to US$0.02 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per share (or share equivalent) distributed
Annual Depositary Services Fee	Annually up to US$0.02 per ADS held at the end of each calendar year, except to the extent of any cash dividend fee(s) charged during such calendar year

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

Disclosure Control

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, or the Exchange Act) as of December 31, 2006.

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

Based upon the evaluation referred to above, our Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2006 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2006. The assessment was made using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, our management concluded that the our internal control over financial reporting was effective as of December 31, 2006 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our management’s assessment, as well as the effectiveness of internal control over financial reporting has been audited by KPMG Samjong, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2006. KPMG Samjong has issued an attestation report on management’s assessment of the effectiveness of our internal control over financial reporting under Auditing Standard No. 2 of the Public Company Accounting Oversight Board.

Attestation Report of the Independent Registered Public Accounting Firm

KPMG Samjong’s attestation report on management’s assessment of, and the effectiveness of, internal control over financial reporting can be found on page F-3 of this annual report.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Sung Bin Chun, our outside director and the chairman of our Audit Committee, is an “audit committee financial expert”, as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Ms. Chun is an independent director as such term is defined under Section 301 of the Sarbanes-Oxley Act of 2002.

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

The following table sets forth the aggregate fees billed for professional services rendered by KPMG Samjong Accounting Corp. for the years ended December 31, 2004, 2005 and 2006, our principal accountants for the respective period, depending on the various types of services and a brief description of the nature of such services.

	Aggregate Fees Billed During the Year Ended December 31,
Type of Services	2004		2005		2006		Nature of Services
	(In millions of Won)

Audit fees	W	4,451	W	4,624	W	6,035	Audit service for Shinhan Financial Group and its subsidiaries.
Audit-related fees		28		—		8	Accounting advisory service.
Tax fees		209		146		280	Tax return and consulting advisory service.
All other fees		—		—		—	All other services which do not meet the three categories above.

Total	W	4,688	W	4,770	W	6,323

United States law and regulations in effect since May 6, 2003, and our own policies, generally require all engagements of our principal accountants be pre-approved by our Audit Committee or pursuant to policies and procedures adopted by it. Our Audit Committee has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountants to perform audit and non-audit services. Engagement requests must in the first instance be submitted as follows: (i) in the case of audit and non-audit services for our holding company, to our Planning & Financial Management subject to reporting to our Chief Financial Officer; and (ii) in the case of audit and non-audit services for our subsidiaries, to our Audit and Compliance Team subject to reporting to the Senior Executive Vice President of Audit & Compliance Team. If the request relates to services that would impair the independence of our principal accountants, the request must be rejected. If the engagement request relates to audit and permitted non-audit services, it must be forwarded to the Audit Committee for consideration. To facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority of the following: (i) permitted non-audit services to our holding company, (ii) audit services to our subsidiaries and (iii) permitted non-audit services to our subsidiaries, to one of its members who is “independent” as defined by the Securities and Exchange Commission and the New York Stock Exchange. Such member in our case is Ms. Sung Bin Chun, the chairman of our Audit Committee, and she is required to report any approvals made by them to the Audit Committee at its next meeting. Our Audit Committee meets regularly once every quarter.

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

(a) Financial Statements filed as part of this Annual Report:

See Index to Financial Statements on page F-1 of this annual report.

(b) Exhibits filed as part of this Annual Report:

See Exhibit Index beginning on page E-1 of this annual report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Shinhan Financial Group Co, Ltd.

By:	/s/ In Ho Lee
Name: In Ho Lee

Title:	President & Chief Executive Officer

Date: June 29, 2007

INDEX TO FINANCIAL STATEMENTS

Page

Index to financial statements	F-1
Report of KPMG Samjong Accounting Corp., Independent Registered Public Accounting Firm, on the consolidated financial statements of Shinhan Financial Group	F-2
Report of KPMG Samjong Accounting. Corp., Independent Registered Public Accounting Firm, on management’s assessment of, and the effectiveness of ICOFR	F-3
Consolidated balance sheets as of December 31, 2005 and 2006 of Shinhan Financial Group	F-4
Consolidated statements of income for the years ended December 31, 2004, 2005 and 2006 of Shinhan Financial Group	F-5
Consolidated statements of changes in stockholders’ equity for the years ended December 31, 2004, 2005 and 2006 of Shinhan Financial Group	F-7
Consolidated statements of cash flows for the years ended December 31, 2004, 2005 and 2006 of Shinhan Financial Group	F-9
Notes to the consolidated financial statements of Shinhan Financial Group	F-12

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Shinhan Financial Group Co., Ltd. and its subsidiaries (the Group) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Shinhan Financial Group Co., Ltd. and its subsidiaries as of December 31, 2006 and 2005, the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2006 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Korean Won have been translated into dollars on the basis set forth in note 2 of the notes to the consolidated financial statements.

We have also audited, in accordance with the standards of Public Company Accounting Oversight Board (United States), the effectiveness of Shinhan Financial Group, Co., Ltd. and its subsidiaries’ internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 13, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea
June 18, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM —
INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting in Item 15 of the accompanying Part I of Form 20-F that Shinhan Financial Group Co., Ltd. and its subsidiaries (the Group) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Shinhan Financial Group, Co., Ltd. and its subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion, Shinhan Financial Group, Co., Ltd. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Shinhan Financial Group, Co., Ltd. and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated June 18, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea
June 18, 2007

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Balance Sheets
December 31, 2005 and 2006

	2005		2006		2006
	(In millions of Korean Won, except share data)				(See Note 1)
					(In thousands
					of US$,
					except
					share data)
Assets
Cash and cash equivalents	W	2,434,382	W	1,691,303	$1,818,605
Restricted cash (Note 4)		3,643,767		6,758,043	7,266,713
Interest-bearing deposits		626,771		725,191	779,775
Call loans and securities purchased under resale agreements (Note 5)		1,499,438		1,243,059	1,336,623
Trading assets (Note 6)		4,507,043		4,836,892	5,200,959
Securities:
Available-for-sale securities (Note 7)		22,479,721		17,458,399	18,772,472
Held-to-maturity securities (Note 7)		2,963,074		7,581,093	8,151,713
Loans (net of allowance for loan losses of W1,511,503 in 2005 and W1,575,013 in 2006) (Note 8)		104,446,954		120,989,101	130,095,808
Customers’ liability on acceptances		1,878,866		1,417,385	1,524,070
Premises and equipment, net (Note 9)		1,876,496		2,097,106	2,254,953
Intangible assets (Note 10)		1,834,881		1,590,239	1,709,934
Goodwill (Note 10)		1,122,605		993,320	1,068,086
Security deposits		1,077,658		1,107,603	1,190,971
Other assets (Notes 11, 25)		4,723,657		6,842,830	7,357,881

Total Assets	W	155,115,313	W	175,331,564	$188,528,563

Liabilities and Stockholders’ equity
Liabilities
Deposits:
Interest-bearing (Note 12)	W	83,278,197	W	91,578,301	$98,471,291
Non-interest-bearing (Note 12)		3,143,170		3,918,153	4,213,068
Trading liabilities (Note 6)		1,048,157		1,610,840	1,732,086
Acceptances outstanding		1,878,866		1,417,385	1,524,070
Short-term borrowings (Note 13)		11,968,300		10,995,026	11,822,609
Secured borrowings (Note 14)		7,501,707		8,102,714	8,712,596
Long-term debt (Notes 15 and 22)		26,171,822		32,574,138	35,025,955
Future policy benefits (Note 16)		4,777,568		5,682,834	6,110,575
Accrued expenses and other liabilities (Notes 17, 25)		7,089,112		9,310,900	10,011,719

Total Liabilities	W	146,856,899	W	165,190,291	$177,623,969

Commitments and contingencies (Note 31)		—		—	—
Minority interest		79,758		161,935	174,124
Redeemable convertible preferred stock, W5,000 par value; 44,720,603 shares authorized; 22,360,301 shares issued and outstanding in 2005; 0 shares issued and outstanding in 2006 (Note 22)		367,872		—	—
Stockholders’ equity
Common stock, W5,000 par value; 1 billion shares authorized; 359,207,313 shares issued and 347,597,116 shares outstanding in 2005; 381,567,614 shares issued and 374,437,647 shares outstanding in 2006 (Note 21)	W	1,796,037	W	1,907,838	$2,051,439
Additional paid-in capital		2,406,665		2,710,093	2,914,079
Retained earnings (Note 23)		3,953,742		5,145,966	5,533,297
Accumulated other comprehensive income (loss), net of taxes (Note 37)		(100,202)		376,952	405,324
Less: treasury stock, at cost, 11,610,197 shares in 2005 and 7,129,967 shares in 2006 (Note 21)		(245,458)		(161,511)	(173,669)

Total stockholders’ equity	W	7,810,784	W	9,979,338	$10,730,470

Total liabilities, minority interest, redeemable convertible preferred stock and stockholders’ equity	W	155,115,313	W	175,331,564	$188,528,563

See accompanying notes to consolidated financial statements.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Statements of Income
Years Ended December 31, 2004, 2005 and 2006

	2004		2005		2006		2006
	(In millions of Korean Won, except per share data)						(See Note 1)
							(In thousands
							of US$, except
							per share data)

Interest and dividend income
Interest and fees on loans	W	6,142,356	W	6,295,473	W	7,380,474	$7,935,993
Interest and dividends on securities (Note 7)		1,264,839		932,395		1,199,137	1,289,394
Interest and dividends on trading assets		168,152		111,070		146,747	157,792
Other interest income		136,558		148,603		166,281	178,797

Total interest income		7,711,905		7,487,541		8,892,639	9,561,976
Interest expense
Interest on deposits		2,369,936		2,234,689		2,648,257	2,847,588
Interest on short-term borrowings (Note 13)		340,733		339,855		524,776	564,275
Interest on secured borrowings		299,173		239,663		333,516	358,620
Interest on long-term debt		1,099,175		1,182,132		1,393,701	1,498,603
Other interest expense		28,976		17,564		11,591	12,463

Total interest expense		4,137,993		4,013,903		4,911,841	5,281,549

Net interest income		3,573,912		3,473,638		3,980,798	4,280,427
Provision (reversal) for credit losses (Note 8)		135,414		(183,488)		225,846	242,845

Net interest income after provision (reversal) for credit losses		3,438,498		3,657,126		3,754,952	4,037,582
Non-interest income
Commissions and fees (Note 18)		1,178,814		1,505,703		1,511,384	1,625,144
Net trust management fees		84,496		100,216		105,605	113,554
Net trading profits (Note 6)		138,025		116,279		141,046	151,663
Net gains (losses) on securities (Note 7)		(77,115)		96,227		30,548	32,847
Gain on other investment		53,356		283,619		206,963	222,541
Net gain on foreign exchange		352,696		93,771		229,448	246,718
Insurance income		—		188,722		1,365,533	1,468,315
Other (Note 19)		366,332		333,897		335,247	360,481

Total non-interest income		2,096,604		2,718,434		3,925,774	4,221,263
Non-interest expense
Employee compensation and other benefits (Note 27)		1,216,625		1,480,293		1,788,758	1,923,395
Depreciation and amortization		428,835		377,350		470,807	506,244
General and administrative expenses		542,821		515,882		666,439	716,601
Credit card fees		147,190		134,489		204,594	219,994
Provision (reversal) for other losses		16,037		112,944		(16,217)	(17,438)
Insurance fees on deposits		123,358		124,826		127,518	137,116
Other fees and commission expense		240,560		291,819		357,882	384,819
Taxes (except income taxes)		92,096		109,918		95,868	103,084
Insurance operating expense		—		199,968		1,404,065	1,509,747
Minority interest		153,428		16,079		17,860	19,205
Other (Note 19)		347,290		330,838		465,172	500,185

Total non-interest expense		3,308,240		3,694,406		5,582,746	6,002,952

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Statements of Income — (Continued)
Years Ended December 31, 2004, 2005 and 2006

	2004		2005		2006		2006
	(In millions of Korean Won, except per share data)						(See Note 1)
							(In thousands
							of US$, except
							per share data)

Income before income tax expense, extraordinary item and cumulative effect of change in accounting principle		2,226,862		2,681,154		2,097,980	2,255,893
Income tax expense (Note 25)		764,451		942,386		617,495	663,973

Income before extraordinary item and cumulative effect of change in accounting principle		1,462,411		1,738,768		1,480,485	1,591,920
Extraordinary item (Note 20)		27,508		—		—	—
Cumulative effect of change in accounting principle, net of taxes (Notes 2, 10 and 28)		(23,049)		—		(10,184)	(10,951)

Net income	W	1,466,870	W	1,738,768	W	1,470,301	$1,580,969

Net income per share of common stock (Note 26)
Basic
Income before extraordinary item and cumulative effect of change in accounting principle	W	4,860	W	5,190	W	3,978	$4.28
Extraordinary item		94		—		—	—
Cumulative effect of change in accounting principle, net of taxes		(79)		—		(27)	(0.03)

Net income per share	W	4,875	W	5,190	W	3,951	$4.25

Diluted
Income before extraordinary item and cumulative effect of change in accounting principle	W	4,333	W	4,882	W	3,978	$4.28
Extraordinary item		82		—		—	—
Cumulative effect of change in accounting principle, net of taxes		(68)		—		(27)	(0.03)

Net income per share	W	4,347	W	4,882	W	3,951	$4.25

Average common shares issued and outstanding		292,464,924		333,424,397		372,172,814
Average diluted common shares issued and outstanding		337,479,411		356,140,320		372,172,814

See accompanying notes to consolidated financial statements.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity
Years Ended December 31, 2004, 2005 and 2006

								Accumulated
								Other
				Additional				Comprehensive				Total
	Common Stock			Paid-in		Retained		Income (loss),		Treasury		Stockholders’
	Shares	Amount		Capital		Earnings		Net of Taxes		Stock		Equity
	(In millions of Korean Won and in thousands of US $, except share and per share data)

Balance at January 1, 2004	294,401,300	W	1,472,007	W	1,073,307	W	1,188,688	W	58,096	W	(396,700)	W	3,395,398
Comprehensive income:
Net income	—		—		—		1,466,870		—		—		1,466,870
Foreign currency translation adjustments	—		—		—		—		(18,462)		—		(18,462)
Net unrealized gains (losses) on available-for-sale securities	—		—		—		—		118,239		—		118,239

Total comprehensive income	—		—		—		1,466,870		99,777		—		1,566,647
Issuance of common stock	24,917,711		124,588		427,305		—		—		—		551,893
Cash dividends declared (W600 per share)	—		—		—		(158,717)		—		—		(158,717)
Dividends and accretion of discount on redeemable convertible preferred stock	—		—		—		(40,948)		—		—		(40,948)
Acquisition of treasury stock	—		—		—		—		—		(203,827)		(203,827)
Sale of treasury stock	—		—		158,361		—		—		396,696		555,057
Share-based compensation	—		—		7,839		—		—		—		7,839
Reclassification to accrued expense	—		—		(8,623)		—		—		—		(8,623)

Balance at December 31, 2004	319,319,011	W	1,596,595	W	1,658,189	W	2,455,893	W	157,873	W	(203,831)	W	5,664,719

Balance at January 1, 2005	319,319,011	W	1,596,595	W	1,658,189	W	2,455,893	W	157,873	W	(203,831)	W	5,664,719
Comprehensive income:
Net income	—		—		—		1,738,768		—		—		1,738,768
Foreign currency translation adjustments	—		—		—		—		(12,024)		—		(12,024)
Net unrealized gains (losses) on available-for-sale securities	—		—		—		—		(246,051)		—		(246,051)

Total comprehensive income	—		—		—		1,738,768		(258,075)		—		1,480,693
Issuance of common stock	17,528,000		87,640		485,775		—		—		—		573,415
Conversion of redeemable convertible preferred stock into common stock	22,360,302		111,802		256,070		—		—		—		367,872
Cash dividends declared (W750 per share)	—		—		—		(232,749)		—		—		(232,749)
Dividends on redeemable convertible preferred stock	—		—		—		(8,170)		—		—		(8,170)
Acquisition of treasury stock	—		—		—		—		—		(42,392)		(42,392)
Sale of treasury stock	—		—		80		—		—		765		845
Share-based compensation	—		—		19,791		—		—		—		19,791
Reclassification to accrued expense	—		—		(13,240)		—		—		—		(13,240)

Balance at December 31, 2005	359,207,313	W	1,796,037	W	2,406,665	W	3,953,742	W	(100,202)	W	(245,458)	W	7,810,784

See accompanying notes to consolidated financial statements

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity — (Continued)
Years Ended December 31, 2004, 2005 and 2006

								Accumulated
								Other
				Additional				Comprehensive				Total
	Common Stock			Paid-in		Retained		Income (loss),		Treasury		Stockholders’
	Shares	Amount		Capital		Earnings		Net of Taxes		Stock		Equity
	(In millions of Korean Won and in thousands of US $, except share and per share data)

Balance at January 1, 2006	359,207,313	W	1,796,037	W	2,406,665	W	3,953,742	W	(100,202)	W	(245,458)	W	7,810,784
Comprehensive income:
Net income	—		—		—		1,470,301		—		—		1,470,301
Foreign currency translation adjustments	—		—		—		—		(13,315)		—		(13,315)
Net unrealized gains on available-for-sale securities	—		—		—		—		490,469		—		490,469

Total comprehensive income	—		—		—		1,470,301		477,154		—		1,947,455
Conversion of redeemable convertible preferred stock into common stock	22,360,301		111,801		256,040		—		—		—		367,841
Cash dividends declared (W800 per share)	—		—		—		(278,077)		—		—		(278,077)
Sale of treasury stock	—		—		82,773		—		—		83,947		166,720
Reclassification to accrued expense	—		—		(35,385)		—		—		—		(35,385)

Balance at December 31, 2006	381,567,614	W	1,907,838	W	2,710,093	W	5,145,966	W	376,952	W	(161,511)	W	9,979,338

Balance at January 1, 2006	359,207,313		$1,931,223		$2,587,812		$4,251,335		$(107,744)		$(263,933)		$8,398,693
Comprehensive income:
Net income	—		—		—		1,580,969		—		—		1,580,969
Foreign currency translation adjustments	—		—		—		—		(14,317)		—		(14,317)
Net unrealized gains (losses) on available-for-sale securities	—		—		—		—		527,385		—		527,385

Total comprehensive income	—		—		—		1,580,969		513,068		—		2,094,037
Conversion of redeemable convertible preferred stock into common stock	22,360,301		120,216		275,312		—		—		—		395,528
Cash dividends declared ($0.86 per share)	—		—		—		(299,007)		—		—		(299,007)
Sale of treasury stock	—		—		89,004		—		—		90,264		179,268
Reclassification to accrued expense	—		—		(38,049)		—		—		—		(38,049)

Balance at December 31, 2006	381,567,614		$2,051,439		$2,914,079		$5,533,297		$405,324		$(173,669)		$10,730,470

See accompanying notes to consolidated financial statements.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31, 2004, 2005 and 2006

	2004		2005		2006		2006
	(In millions of Korean Won)						(See Note 1)
							(In thousands
							of US$)

Cash flows from operating activities
Net income	W	1,466,870	W	1,738,768	W	1,470,301	$1,580,969
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision (reversal) for credit losses		135,414		(183,488)		225,846	242,845
Provision for future policy benefit		—		58,284		457,761	492,216
Depreciation and amortization		428,835		377,350		470,807	506,244
Accretion of discounts on long-term debt		324,866		181,038		100,719	108,300
Amortization on deferred loan fees and origination costs		92,399		47,071		36,332	39,067
Amortization on investment debt securities		16,482		30,863		33,680	36,215
Net (gain) on equity investments		(16,004)		(66,526)		(76,317)	(82,061)
Net trading profits		(138,025)		(116,278)		(141,046)	(151,662)
Net (gain) on sale of available-for-sale securities		(73,786)		(101,553)		(106,904)	(114,951)
Impairment loss on investment securities		150,901		5,326		76,357	82,104
Net (gain) loss on sale of premises and equipment		(15,275)		(20,318)		2,331	2,506
Provision (reversal) for other losses		16,037		112,944		(16,217)	(17,438)
Net (gain) on sales of other assets		(35,252)		(176,925)		(85,273)	(91,691)
Net unrealized foreign exchange (gain) loss		(151,351)		55,868		(4,977)	(5,352)
Minority interest in net income of subsidiaries		153,428		16,079		17,860	19,204
Expense on stock option		(1,604)		45,459		46,233	49,713
Impairment loss on intangible assets		1,893		—		—	—
Impairment loss on goodwill		—		—		129,285	139,016
Impairment loss on other investments		15,521		20,958		31,351	33,711
Cumulative effect of change in accounting principle		23,049		—		10,184	10,951
Extraordinary gain		(27,508)		—		—	—
Net (gain) loss on sale of loans		(1,032)		(94,411)		5,018	5,396
Net gain on retirement of bonds		(10,922)		—		—	—
Net changes in:
Restricted cash		361,287		(338,795)		(3,114,207)	(3,348,610)
Trading assets		(2,797,086)		2,229,181		(202,813)	(218,078)
Other assets (excluding assets for pending LG Card acquisition)		(2,466,414)		3,035,963		(2,061,943)	(2,217,143)
Trading liabilities		1,244,516		(713,088)		569,311	612,162
Accrued expenses and other liabilities		3,030,857		(3,147,189)		2,712,357	2,916,513

Net cash provided by (used in) operating activities		1,728,096		2,996,581		586,036	630,146

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows — (Continued)
Years Ended December 31, 2004, 2005 and 2006

	2004		2005		2006		2006
	(In millions of Korean Won)						(See Note 1)
							(In thousands
							of US$)

Cash flows from investing activities
Net change in interest-bearing deposit assets	W	189,962	W	(13,563)	W	(98,420)	$(105,828)
Net change in call loans and securities purchased under resale agreements		295,274		66,636		239,270	257,280
Proceeds from sales of available-for-sale securities		12,071,514		13,295,391		16,691,300	17,947,634
Purchases of available-for-sale securities		(11,845,324)		(16,156,100)		(10,514,671)	(11,306,097)
Proceeds from maturities, prepayments and calls of held-to-maturity securities		2,142,497		1,307,473		2,588,671	2,783,517
Purchases of held-to-maturity securities		(1,596,763)		(1,178,122)		(7,216,116)	(7,759,265)
Loan originations and principal collections, net		(3,773,137)		(8,318,374)		(17,547,650)	(18,868,441)
Payments for repurchase of loans from KAMCO		(24,031)		—		—	—
Proceeds from sales of premises and equipment		29,546		95,971		145,324	156,262
Purchases of premises and equipment		(222,825)		(282,909)		(594,429)	(639,171)
Net change in security deposits		1,757		(57,195)		(29,945)	(32,199)
Cash acquired from acquisitions of subsidiaries, net of cash paid		1,553		27,225		—	—
Sale of equity interest in subsidiaries		—		73,489		609,039	654,881
Acquisition of equity interest in subsidiaries		(99,293)		(42,568)		(154,940)	(166,602)
Increase in other assets (relating to pending LG Card acquisition)		—		—		(519,318)	(558,406)
Net change in other investments		14,580		(201,062)		(93)	(100)

Net cash used in investing activities		(2,814,690)		(11,383,708)		(16,401,978)	(17,636,535)

Cash flows from financing activities
Net increase (decrease) in interest-bearing deposits		(2,103,071)		3,447,855		8,535,560	9,178,022
Net increase in non-interest-bearing deposits		1,417,722		397,246		774,983	833,315
Net increase (decrease) in short-term borrowings		(230,353)		1,059,981		(938,879)	(1,009,547)
Proceeds from issuance of secured borrowings		1,422,914		1,864,737		1,237,050	1,330,161
Repayment of secured borrowings		(1,431,081)		(671,123)		(1,213,438)	(1,304,772)
Proceeds from issuance of long-term debt		9,385,571		26,507,592		44,616,738	47,974,987
Repayment of long-term debt		(7,059,193)		(23,942,920)		(37,877,713)	(40,728,724)
Purchases of treasury stock		(204,150)		(479)		(315)	(339)
Reissuance of treasury stock		622,190		845		198,430	213,366

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows — (Continued)
Years Ended December 31, 2004, 2005 and 2006

	2004		2005		2006		2006
	(In millions of Korean Won)						(See Note 1)
							(In thousands
							of US$)

Cash dividends paid	W	(166,670)	W	(260,775)	W	(282,851)	$(304,141)
Increase (decrease) of minority interest		(1,750)		—		68,371	73,517

Net cash provided by financing activities		1,652,129		8,402,959		15,117,936	16,255,845

Effect of exchange rate changes on cash		(18,432)		(25,350)		(45,073)	(48,466)

Net increase (decrease) in cash and cash equivalents		547,103		(9,518)		(743,079)	(799,010)
Cash and cash equivalents
Beginning of year		1,896,797		2,443,900		2,434,382	2,617,615

End of year	W	2,443,900	W	2,434,382	W	1,691,303	$1,818,605

Supplemental disclosure of cash flow information
Cash paid for interest	W	4,088,833	W	3,880,792	W	4,746,165	$5,103,403
Cash paid for income taxes		431,537		455,480		563,980	606,430
Supplemental disclosure of non-cash investing and financing activities Acquisitions:
Fair value of net assets acquired		1,062,640		243,067		—	—
Goodwill		(411,456)		289,800		—	—
Cash paid		99,293		1,405		—	—
Consideration other than cash		551,893		531,462		—	—
Conversion of redeemable convertible preferred stock into common stock:
Common stock		—		111,802		111,801	120,216
Additional paid-in-capital		—		256,070		256,070	275,344
Securities and other investments received in connection with loan restructuring		214,758		27,328		32,384	34,822
Preferred stocks acquired from Hanmaum Financial Company in exchange for non-performing loans		3,618		—		—	—
Decrease in cumulative translation adjustments, net of taxes		(18,461)		(12,024)		(13,315)	(14,317)
Increase (decrease) in unrealized gains (losses) on available-for-sale securities, net of taxes		118,240		(246,051)		492,734	529,821
Account payable for contingent consideration		166,516		20,461		—	—

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2004, 2005, and 2006

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

The principal subsidiaries of the Group at December 31 are as follows:

	Country of	Percentage of Ownership(1)
	Incorporation	2004	2005	2006

Shinhan Bank(2)	Korea	100%	100%	100%
Chohung Bank(2)	Korea	100%	100%	0%
Good Morning Shinhan Securities Co., Ltd.	Korea	100%	100%	100%
Shinhan Card Co., Ltd.(2)	Korea	100%	100%	100%
Shinhan Capital Co., Ltd.	Korea	100%	100%	100%
Jeju Bank	Korea	62.42%	62.42%	62.42%
Shinhan Credit Information Co., Ltd.	Korea	100%	100%	100%
Shinhan Private Equity Inc.	Korea	100%	100%	100%
Shinhan Life Insurance Co., Ltd.	Korea	12.90%	100%	100%

Notes:

(1)	Direct and indirect ownership are combined.

(2)	On April 3, 2006, Shinhan Bank was merged into Chohung Bank with Chohung Bank being the surviving legal entity and Chohung bank changed its name to Shinhan Bank. In addition, Chohung Bank’s credit card business was spun off and merged into Shinhan Card.

(3)	All holdings are in common stock of the respective subsidiaries.

The Group is subject to the provisions of the Financial Holding Company Act of Korea. Shinhan Bank, and Jeju Bank conduct operations in accordance with the provisions of the Bank Act of Korea, including their activities in the commercial banking business. Shinhan Bank and Jeju Bank also engage in the trust business subject to the Korean Trust Business Act and other relevant laws.

Principles of Consolidation

The consolidated financial statements include the accounts of Shinhan Financial Group Co., Ltd. and its majority-owned subsidiaries. The Group consolidates subsidiaries in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. All significant intercompany transactions and balances have been eliminated in consolidation. Operating results of companies purchased are included from the dates of the acquisition. Assets held in an agency or trust management capacities are not included in the consolidated financial statements. The Group accounts for investments in companies in which it owns voting or economic interest of 20% to 50% and for which it has significant influence over operating and financing decisions using the equity method of accounting, and the pro rata share of their income (loss) is included in other noninterest income (expense). Investments in joint ventures, where the Group does not have unilateral control, are also accounted for using the equity method of accounting. Investments in companies where the Group owns less than 20% and does not have the ability to exercise significant influence over operating and financing decisions are accounted for using the cost method of accounting. Income from these investments is recognized when dividends are received. As discussed

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

below, the Group consolidates entities deemed to be variable interest entities (VIEs) when the Group is determined to be the primary beneficiary of the VIEs.

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

Along with the VIEs that are consolidated in accordance with these guidelines, the Group has significant variable interests in other VIEs that are not consolidated because the Group is not the primary beneficiary. These include Special Purpose Entities (SPEs) where the Group provides credit enhancement or liquidity guarantees, and various investment trust funds. All other entities not deemed to be VIEs, with which the Group has involvement, are evaluated for consolidation under ARB No. 51, Consolidated Financial Statements, and SFAS No. 94, Consolidation of All Majority-Owned Subsidiaries (SFAS 94).

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

Use of Estimates

The preparation of the consolidated financial statements requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of securities, intangibles and goodwill, valuation allowances for loans losses and unfunded lending commitments, deferred income tax assets, future policy benefits, deferred acquisition cost, valuation of business acquired and valuation of derivative instruments. Actual results could differ from those estimates.

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

Trading Assets and Liabilities, including Derivatives

Trading assets include securities that are bought and held principally for the purpose of selling them in the near term. Trading positions are carried at fair value and recorded on a trade date basis. The Group recognizes changes in the fair value of trading positions as they occur in net trading profits. Interest and dividends are included in interest and dividends on trading assets.

Trading assets and liabilities also include derivatives used for trading purposes and for non-trading purposes that do not qualify for hedge accounting and foreign exchange contracts which are recognized on the consolidated financial statements at fair value. Trading and non-trading derivatives include interest rate and foreign currency swaps, equity conversion options, credit indexed contracts, puts and calls, caps and floors, warrants, futures and forwards. The Group recognizes changes in the fair value of trading and non-trading derivatives that do not qualify for hedge accounting and foreign exchange contracts as they occur in net trading profits.

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

On the date a non-trading derivative contract is entered into, the Group designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), a foreign-currency fair-value or cash-flow hedge (foreign currency hedge), or a hedge of a net investment in a foreign operation. For all hedging relationships the Group formally documents the hedging

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Group also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

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

Investment Securities

Investments securities primarily consist of Korean Treasury, financial institutions mortgage-backed, corporate debt, and equity securities with readily determinable fair values. The Group classifies its debt securities in one of

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

three categories: trading, available-for-sale, or held-to-maturity and its equity securities into trading or available-for-sale. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity debt securities are those securities in which the Group has the positive intent and ability to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

Available-for-sale securities are recorded at fair value. Held-to-maturity debt securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined using the moving average method for equity securities or specific identification method for debt securities.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Group considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, and forecasted performance of the investee.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.

Non-marketable or Restricted Equity Securities

The Group holds certain equity securities that do not have readily determinable fair values or have sales restrictions exceeding one year, which are not within the scope of SFAS 115, Accounting for Certain Investments in Debt and Equity Securities. Those investments are recorded as other investments under other assets in the consolidated balance sheets and are accounted for at cost, with dividend income earned on these securities recorded as non-interest income and any other-than-temporary impairment recorded as non-interest expenses.

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

Allowance for Loan Losses

The Group’s allowance for loan losses is based upon management’s continuing review and evaluation of the loan portfolio and is management’s best estimate of probable losses that have been incurred as of the balance sheet date. The determination of the allowance for loan losses hinges upon various judgments and assumptions, including but not limited to, management’s assessment of probable losses on individual loans, domestic and international economic conditions, loan portfolio composition, transfer risks and prior loan loss experience. The allowance for loan losses is increased by the provision for loan losses, which is charged against current period operating results and decreased by the amount of charge-offs, net of recoveries.

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

A commercial loan is considered impaired when, after consideration of current information and events, it is probable that the Group will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the loan agreement. The Group considers the following types of loans to be impaired:

•	Loans classified as “substandard” or below according to asset classification guidelines of the Financial Supervisory Commission (FSC) of the Republic of Korea.

•	Loans that are 90 days or more past due; and

•	Loans which are “troubled debt restructurings” under U.S. generally accepted accounting principles (US GAAP)

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

With regard to loans sold with recourse obligations, the allowance for loan losses was re-established if loans sold with recourse obligations were reacquired, at an amount measured as of the date of reacquisition prior to January 1, 2005. Loans acquired on January 1, 2005 or after are recorded at fair value at the reacquisition date and the Group does not reestablish the allowance for loan losses for such loans. Any movement in the allowance in relation to these loans after reacquisition is included within the overall provision for loan losses during the relevant year. The related specific allowance for loan losses is transferred as cost of the net book value of the loan as of the date of sale when non-performing loans are sold and derecognized from the consolidated balance sheet.

Allowance for Off-balance Sheet Credit Instruments

The Group maintains an allowance for credit losses on off-balance sheet credit instruments, such as commitments to extend credit, guarantees, acceptances, standby and commercial letters of credit and other financial instruments to absorb estimated probable losses related to these unfunded credit facilities. The allowance is estimated based on the assessment of the probability of commitment usage and credit risk factors for loans outstanding to these same customers. The allowance for credit losses for off-balance sheet credit instruments is included in other liabilities.

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

There are two key accounting determinations that must be made relating to securitizations. First, in the case where the Group originated or owned the financial assets transferred to the securitization entity, a decision must be made as to whether that transfer is considered a sale under generally accepted accounting principles. If it is a sale, the transferred assets are removed from the Group’s consolidated balance sheet with a gain or loss recognized. Alternatively, when the transfer is not considered as a sale but rather a financing, the assets will remain on the Group’s consolidated balance sheet with an offsetting liability recognized in the amount of proceeds received.

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

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Interest in the securitized and sold loans may be retained in the form of subordinated debts. Retained interests are primarily recorded as available-for-sale investments. Gains or losses on securitization and sale depend in part on the previous carrying amount of the loans involved in the transfer and proceeds are allocated between the loans sold and the retained interests based on their relative fair values at the date of sale. Gains are recognized at the time of securitization and are reported in non-interest income or expense.

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

Transfers of Financial Assets

For a transfer of financial assets to be considered a sale, the assets must have been isolated from the Group, even in bankruptcy or other receivership; the purchaser must have the right to sell or pledge the assets transferred, or the purchaser must be a QSPE and the Group does not maintain effective control. If these sale requirements are met, the assets are removed from the Group’s consolidated balance sheet. If the conditions for sale are not met, the transfer is considered to be a secured borrowing, and the assets remain on the consolidated balance sheet. The sale proceeds are recognized as the Group’s liability. A legal opinion on a sale is generally obtained for complex transactions or where the Group has continuing involvement with assets transferred or with the securitization entity. Those opinions must state that the asset transfer is considered a sale and that the assets transferred would not be consolidated with other assets in the event of the Group’s insolvency.

Premises and Equipment

Buildings, equipment and furniture, leasehold improvements and operation lease assets are stated at cost less accumulated depreciation and amortization. Equipment under capital leases are stated at the present value of minimum lease payments. Depreciation of buildings and operating lease assets is calculated on the straight-line method over the estimated useful lives of the assets. Depreciation of equipment and furniture is calculated on a declining balance method over the useful lives of the assets. Equipment under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. Gains or losses on sale of premises and equipment are determined by reference to their carrying amounts. Maintenance and repairs are charged to expense as incurred.

The Group capitalizes certain direct costs related to developing software for internal use, and amortizes such costs on a straight-line basis once the software is available for use in accordance with the Statements of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.

The estimated useful lives of premises and equipment are as follows:

Buildings	40 years
Equipment and furniture	4-5 years
Leasehold improvements	5 years
Operating lease assets	3-5 years
Capitalized software costs	4-5 years

Goodwill and Other Intangible Assets

Goodwill represents the cost of an acquired business in excess of the fair value of the net assets acquired. Other intangible assets represent purchased assets that also lack physical substance but can be distinguished from goodwill because of contractual or other legal rights, or because the asset is capable of being sold or exchanged

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

either on its own or in connection with a related contract, asset, or liability. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142, Goodwill and Other Intangible Assets. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144, Accounting for Impairment or Disposal of Long-Lived Assets.

The Group’s finite-lived intangible assets are comprised of core deposit, credit card relationship, brokerage customer relationship and Korea Securities Finance Corporation (KSFC) deposit, valuation of business acquired (“VOBA”) intangibles. Core deposit intangibles represent the value of the funding provided by a base of acquired demand and savings accounts, which the Group can expect to maintain for an extended period of time because of generally stable customer relationships. Credit card relationship and brokerage customer relationship intangibles reflect the value of revenues to be derived from a base of acquired customer credit card and brokerage accounts’ activities, which the Group can expect to maintain for an extended period of time. KSFC deposit intangibles represent the positive spread realized on the differences between the interest rate paid to the customers and the interest rate earned on the deposit with KSFC, which the Group can expect to maintain for an extended period of time. VOBA intangible represents the present value of future profits embedded in the acquired business, which is determined by estimating the net present value of future cash flows from the contracts in force at the date of acquisition. The Group has established VOBA primarily for its acquired traditional, interest-sensitive and variable businesses. Each of the traditional and interest-sensitive businesses is composed of life insurance and annuity contacts.

The finite-lived intangibles except VOBA are amortized using sum-of-the-years’-digit method over their estimated useful lives, which range from 1 to 18 years. The estimated weighted-average life of brokerage customer relationship intangibles, KSFC deposit intangibles and Shinhan Bank’s core deposit intangibles and credit card relationship intangibles are approximately 3, 3, 10 and 5 years, respectively, reflecting the run-off of economic value. VOBA is amortized over the effective lives of the acquired contracts. For acquired traditional business, VOBA is amortized in proportion to gross premiums of insurance in force, as applicable. For acquired interest-sensitive and variable businesses, VOBA is amortized in proportion to gross profits arising from the contracts and anticipated future experience, which is evaluated regularly.

During 2004, the Group decided to change its method of calculating amortization on other intangible assets from the straight-line method to the sum-of-the-years’-digit (SYD) method. The Group changed its amortization method for intangible assets because it is believed that the SYD method better reflects the pattern in which the economic benefits of other intangible assets are consumed or otherwise used up. The new method has been applied retrospectively to the acquisitions of other intangible assets of prior years. The adjustment of W(23,049) million (net of W8,743 million in income taxes) included in 2004 income is the cumulative effect of applying the new method retroactively. The pro forma amounts shown below have been adjusted for the effect of the retrospective application of the new amortization method and the related income taxes.

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

For Interest-sensitive and variable businesses, DAC is amortized at a constant rate based upon the present value of estimated gross profits expected to be realized in accordance with SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from Sale of Investments (SFAS 97). The effect of changes in estimated gross profits on unamortized deferred acquisition costs is reflected in the period such estimated gross profits are revised.

Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income, including investment income, and, if not recoverable, are charged to expense. All other acquisition expenses are charged to operations as incurred.

Future Policy Benefits

The group’s liability for future policy benefits is primarily comprised of the present value of estimated future payments to or on behalf of policyholders, where the timing and amount of payment depends on policyholder mortality or morbidity, less the present value of future net premiums. Major assumptions used for future policy benefits are mortality and interest rate assumption. Expected mortality is generally based on the Group’s historical experience and Standard industry table including a provision for the risk of adverse deviation. Interest rate assumptions are based on factors such as market conditions and expected investment returns. Although mortality and interest rate assumptions are “locked-in” upon the issuance of new insurance or annuity business with fixed and guaranteed terms, significant changes in experience or assumptions may require the Group to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves, if required, are determined based on assumptions at the time the premium deficiency reserve is established and do not include a provision for the risk of adverse deviation.

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

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The assets of each account are legally segregated and are generally not subject to claims that arise out of any other business of the Group. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Group with respect to certain accounts. The investment income and gains or losses for separate accounts generally accrue to the policyholders and are not included in the consolidated statements of income. Separate account assets and liabilities amounts are included in “Other assets” and “Accrued expenses and other liabilities,” respectively and amount of each account is W282,995 million.

Insurance premium

Insurance Premiums from long-duration contracts, other than interest-sensitive life contracts, are earned when due as determined by the respective contract and estimates for premiums due but not yet collected are accrued. Premium collected for interest-sensitive contracts are not reported as revenue in the consolidated statements of income. Premiums from short-duration insurance contracts, principally accident and health policies, are earned over the related contract period.

Impairment

In accordance with SFAS 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows or quoted market prices in active markets if available, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

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

Share-Based Compensation

The Group uses a fair value method of accounting for share-based compensation provided to its employees and key executives. The Group values stock options issued based upon an option-pricing model and recognizes this value as an expense, adjusted for forfeitures, over the period in which the options vest. On January 1, 2006, the Company adopted SFAS No. 123(revised 2004), “Share-Based Payment”, which replaced the existing SFAS 123, which allowed using the intrinsic value method under APB 25. See Note 2 “Accounting Changes and Future Application of Accounting Standards” for further information.

Commissions and Fees

Commissions and fees primarily consist of brokerage fees and commissions, credit card fees, fees on guarantees and import/export letters of credit, and commissions received on remittance, cash dispenser service,

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

cash management services and others. These fees are recognized over the period during which the related services are rendered.

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

Dormant Accounts

Customers’ deposit with a positive balance but no earnings for an extended period of time is considered as dormant accounts. Pursuant to the Korean Commercial Code, the Group is legally discharged of these dormant accounts if customers do not redeem deposits within five years after their contractual maturities. However, the Group is obligated to return these deposits with interest upon customers’ requests consistent with Korean Banking Practices. With respect to the dormant accounts after the legal discharge, the Group estimates a redemption ratio based on past experience and recognizes gain on dormant accounts excluding expected redemption amounts as other non-interest income.

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

Convenience Translation

The Group operates primarily in Korea and its official accounting records are maintained in Korean Won. The US dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in US dollars at the rate of W930.00 : US$1, the United States Federal Reserve Bank of New York noon buying exchange rate in effect on December 31, 2006. Such convenience into US dollar should not be construed as representations that the Korean Won amounts have been, could have been, or could in the future be converted into US dollars at this or any other rate of exchange.

Reclassification

Certain reclassifications have been made in the prior years’ consolidated financial statements to conform to the current year presentation for comparative purposes.

2.	Accounting Changes and Future Application of Accounting Standards

Accounting for Loan Commitments Accounted for as Derivatives

In March 2004, the Securities Exchange Commission (SEC) issued Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments (SAB 105) which summarizes the views of the SEC staff regarding the application of US GAAP to loan commitments accounted for as derivative commitments. SAB 105 specifies that servicing assets embedded in commitments for loans to be held for sale should be recognized only when the servicing asset has been contractually separated from the associated loans by sale or securitization. This Bulletin is effective for loan commitments entered into after March 31, 2004 which did not have a material impact on the Group’s consolidated financial statements.

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

Accounting for Conditional Asset Retirement Obligations

On December 31, 2005, the Group adopted FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47) as used in SFAS 143. Conditional asset retirement obligations are legal obligations to perform an asset retirement activity in which the timing and / or method of settlement are conditional based upon a future event that may or may not be within the control of the Group. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 clarifies that entities are required to recognize a liability for the fair value of the conditional asset retirement obligation if the fair value of the liability can be reasonably estimated and provides guidance for determining when entities would have sufficient information to reasonably estimate the fair value of the obligation. The implementation did not have a material impact on its consolidated financial statements.

Share-Based Compensation

On January 1, 2006, the Group adopted SFAS No. 123 (revised 2004), Share-Based Payment (SFAS 123R), which replaced the existing SFAS 123 which allowed using the intrinsic value method under APB 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires companies to measure compensation expense for stock options and other share-based payments based on the instruments’ grant date fair value, and to record expense based on that fair value reduced by expected forfeitures. The Group adopted this standard by using the modified prospective approach. Beginning January 1, 2006, the Group recorded incremental expense for stock options granted prior to January 1, 2006 (the date the Group adopted SFAS 123R) which equals the remaining unvested portion of the grant date fair value of those stock options, reduced by estimated forfeitures. The Group recorded incremental compensation expense of W10,184 million, net of tax of W3,863 million, during the year. Until 2005, the Group used a fair value method of accounting under SFAS 123 and used the Black-Scholes model as its option valuation method. During 2006, the Company added a Monte Carlo simulation model to reflect the market condition of certain stock options.

Accounting for Exchange of Nonmonetary Assets

On January 1, 2006, the Group adopted SFAS No. 153, Accounting for Exchange of Nonmonetary Assets (SFAS 153), which eliminates the APB Opinion No. 29 exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of SFAS 153 did not have a material impact to the Group’s consolidated financial statements.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Accounting Changes and Error Corrections

On January 1, 2006, the Group adopted SFAS No. 154, Accounting Changes and Error Corrections (SFAS 154). SFAS 154 requires retrospective application, unless impracticable, to prior-period financial statements for voluntary changes in accounting principles and changes required by an accounting pronouncement in the usual circumstances in which the pronouncement does not include specific transition provisions. This statement also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in estimate effected by a change in accounting principle. The guidance for reporting the correction of an error in previously issued financial statements and a change in accounting estimate, and requiring justification of a change in accounting principle on the basis of preferability does not change from APB Opinion No. 20, Accounting Changes. The adoption of SFAS 154 did not have a material impact on the Group’s financial statements.

Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination

In June 2005, the FASB ratified the Emerging Issues Task Force’s Issue No. 05-06 Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination (EITF 05-06). EITF 05-06 provides that the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease be the shorter of (a) the useful life of the assets or (b) a term that includes required lease periods and renewals that are reasonably assured upon the acquisition or the purchase. The provisions of EITF 05-06 are effective on a prospective basis for leasehold improvements purchased or acquired beginning in the second quarter of fiscal 2006. Adoption of Issue No. 05-06 did not have a material effect on the Group’s consolidated financial statements.

Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements (SAB 108). SAB 108 requires analysis of misstatements using both an income statement and a balance sheet approach in assessing materiality and provides for a one-time cumulative effect transition adjustment to beginning retained earnings for material prior year misstatements. SAB 108 is effective for second interim period of fiscal years beginning after November 15, 2006. The adoption of SAB 108 as of December 31, 2006, did not have a material impact on the Group’s consolidated financial statements.

Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, which amends SFAS No. 87, 88, 106, 132R (SFAS 158), which requires the recognition of a plan’s overfunded or underfunded status as an asset or liability with offsetting adjustments to accumulated other comprehensive income. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position and recognize actuarial gains and losses, prior service costs or credits, and transition assets or obligations as a component of accumulated other comprehensive income The recognition of an asset and liability related to the funded status provision is effective for fiscal year ending after December 15, 2006 and the change in measurement date provisions is effective for fiscal years ending after December 15, 2008. The adoption of SFAS 158 as of December 31, 2006, did not have a material impact on the Group’s consolidated financial statements.

Accounting for Certain Hybrid Financial Instruments

On February 16, 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (SFAS 155), an amendment of SFAS 140 and SFAS 133. SFAS 155 permits the Group to elect to measure any hybrid financial instrument at fair value (with changes in fair value recognized in earnings) if the hybrid instrument

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under SFAS 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. The Statement will be effective for all instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of the Group’s fiscal year that begins after September 15, 2006, with earlier adoption permitted as of the beginning of the Group’s 2006 fiscal year, provided that financial statements for any interim period of that fiscal year have not been issued. The Group decided not to early adopt SFAS 155 effective January 1, 2006, and is currently evaluating the effect of SFAS 155.

Accounting for Servicing of Financial Assets

On March, 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets which amends SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations, a) a transfer of the servicer’s financial assets that meets the requirements for sale accounting, b) a transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with SFAS 115 and c) an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates. SFAS No. 156 also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable and permits an entity to choose either the amortization method or fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. The statement is effective as of the beginning of the Group’s first fiscal year that begins after September 15, 2006. The requirements for recognition and initial measurement of servicing assets and servicing liabilities should be applied prospectively to all transactions after adoption. The adoption of SFAS 156 as of January 1, 2007, did not have a material impact on the Group’s consolidated financial statements.

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 addresses the accounting for uncertainly in income tax positions by prescribing a consistent recognition threshold and measurement attribute for income tax positions taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 requires a two-step process in evaluating income tax positions. In the first step, an enterprise determines whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions meeting the more-likely-than-not recognition threshold are then measured to determine the amount of benefit eligible for recognition in the financial statements. Each income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement. The Group is currently evaluating the effect of FIN 48.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of adopting SFAS 157 on the Group’s consolidated financial statements.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). This statement permits companies and not-for-profit organizations to make a one-time election to carry eligible types of financial assets and liabilities at fair value, even if fair value measurement is not required under U.S. GAAP. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Group is currently assessing the impact of adopting SFAS 159 on its consolidated financial statements.

3.	Business Changes and Developments

Acquisition of minority interest of Good Morning Securities Co., Ltd.

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

Agreement with KDIC and acquisition of minority interest of Chohung Bank

In relation to the acquisition of 80.04% of Chohung Bank with Korea Deposit Insurance Corporation (KDIC), the Group has an obligation to pay contingent consideration (Profit Earn-Out).

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

The Group acquired 18.85% of minority shares in Chohung Bank through tender offer and share exchange in 2004. The Group provided a tender offer for 3.77% of shares in Chohung Bank at W3,500 per share from April 26, 2004 to May 17, 2004. With respect to share exchange for 15.08% of shares in Chohung Bank, the shareholders, who were against the share exchange, were entitled to sell their shares at W3,067 per share from May 25, 2004 to June 3, 2004, with a resolution of an shareholders’ meeting of Chohung Bank held on May 24, 2004, and the

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

remaining shares were subject to share exchange, at the exchange ratio of 0.1354 share in the Group to each Chohung Bank share, on June 22, 2004.

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

Acquisition of Shinhan Credit Information Co., Ltd.

On May 21, 2004, the Group decided to acquire 49% of total outstanding shares in Shinhan Credit Information Co., Ltd. (Shinhan Credit Information) from LSH Holdings LLC. As a result, the Group’s ownership increased to 100% and Shinhan Credit Information became a wholly-owned subsidiary of the Group.

Incorporation of Shinhan Private Equity Inc.

On December 8, 2004, the Group incorporated Shinhan Private Equity Inc. (Shinhan Private Equity) as a wholly-owned subsidiary.

Acquisition of Shinhan Life Insurance Co., Ltd.

Shinhan Life Insurance Co., Ltd.(Shinhan Life Insurance) was incorporated in January 1990 under the laws of the Republic of Korea to engage in life insurance and related businesses. On December 13, 2005, the Group acquired the remaining 34,010,428 shares or 85.03% of the issued and outstanding common stock of Shinhan Life

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Insurance where the Group had owned 14.97% interest in exchange of cash and shares of common stock of the Group. As a result, the Group’s ownership increased to 100% and Shinhan Life Insurance became a wholly-owned subsidiary of the Group. 5,989,572 shares or 14.97% of common stock of Shinhan Life Insurance acquired before December 13, 2005 and owned by Shinhan Bank and Good Morning Shinhan Securities were also exchanged to common stock of the Group. The Group issued 17,528,000 shares at the exchange ratio 0.4382 share of the Group for each Shinhan Life Insurance share.

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

The Merger of Shinhan Bank and Chohung Bank

On April 3, 2006, Shinhan Bank was merged into Chohung Bank with Chohung Bank being the surviving legal entity. In connection with the merger, each share of common stock of Shinhan Bank was exchanged for 3.867799182 shares of common stock of Chohung Bank. Immediately after the merger, Chohung Bank changed its name to “Shinhan Bank”.

Concurrently, there was a split-merger in which Chohung Bank’s credit card business was spun-off and merged into Shinhan Card. In connection with the split-merger, 41,207,856 shares of common stock of Shinhan Card were issued to SFG in exchange for 42,008,463 shares of common stock of Chohung Bank and Shinhan Card assumed assets amounting to W1,967 billion, together with certain liabilities amounting to W1,797 billion relating to the credit card business of Chohung Bank. As a result of the split-merger, 42,008,463 shares of common stock of Chohung Bank were retired, resulting in a reduction in its shareholders’ equity of approximately W210 billion.

Acquisition of LG Card

On March 19, 2007, the Group acquired 98,517,316 shares or 78.6% of the issued and outstanding common stock of LG Card, currently Korea’s largest credit card company, from the creditors committee of LG Card, to achieve greater economies of scale in the Group’s card operations, as well as to enhance its position as a balanced provider of banking and non-banking services with diversified revenue sources and enhanced synergy opportunities, including cross-selling. LG Card provides several services such as credit card services, factoring, installment financing and leasing, under the Act for Financial Companies Specializing in Loan Business. LG Card was listed on the Korea Stock Exchange on April 22, 2002.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The acquisition will be accounted for under the purchase method of accounting in accordance with SFAS 141. The purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair values as of February 28, 2007 as summarized below. The information below is unaudited and this allocation is based on management’s current estimation and could change as the fair value calculations are finalized and more information becomes available.

	(Unaudited)
	(In millions
	of Korean Won)

Cash and cash equivalents	W	240,452
Deposits		2,289
Call loans		473,361
Trading assets		1,039
Securities		36,540
Loans, net of allowance for loan losses		8,218,874
Premises and equipment, net		105,548
Other assets		548,825

Total assets	W	9,626,928

Borrowings and debentures	W	5,818,374
Other liabilities		1,077,130

Total liabilities	W	6,895,504

Fair value of net assets of LG Card	W	2,731,424

The allocation of the purchase consideration is as follows:

	(Unaudited)
	(In millions
	of Korean Won)

Market value of consideration	W	6,676,519
Direct acquisition costs		7,225

Total purchase price	W	6,683,744

Allocation of purchase price:
Fair value of net assets of LG Card (excluding effect of deferred taxes)	W	2,973,914
Deferred tax		(242,490)
Credit card relationship intangible asset		917,101
Goodwill		3,035,219

Total purchase price	W	6,683,744

Credit card relationship intangible reflects the estimated fair value of the credit card relationships acquired from LG Card from which the Group expects to derive future benefits over the estimated life of such relationships. The customer relationship intangible is amortized over its estimated useful life on a sum-of-the years’-digits basis. The estimated weighted average life of the customer relationship intangible is approximately 6 years. The fair value of this asset was based principally upon the estimates of (i) the profitability of the acquired accounts and (ii) the projected run-off of the acquired accounts.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

4.	Restricted Cash

The following table summarizes the details of restricted cash at December 31:

	2005		2006
	(In millions of Won)

Reserve deposits with the Bank of Korea	W	2,711,000	W	5,992,231
Cash restricted for investment activities		890,465		723,150
Other		42,302		42,662

	W	3,643,767	W	6,758,043

Reserve deposits with BOK represent the amounts required under the Bank of Korea Act for payment of certificate of deposits, other time deposits and mutual installment deposits. Cash restricted for investment activities represents the amounts that the Group is contractually restricted for lending purposes and is reserved solely for purposes of performing investment activities for its customers.

5.	Call Loans and Securities Purchased under Resale Agreements

The following table summarizes call loans and securities purchased under resale agreements, at their respective carrying values, at December 31:

	2005		2006
	(In millions of Won)

Call loans	W	1,359,738	W	455,559
Securities purchased under resale agreements		139,700		787,500

	W	1,499,438	W	1,243,059

Call loans are short-term lending among banks and financial institutions, with maturities of 30 days or less. Typically, call loans have maturities of one day.

Interest income from call loans and securities purchased under resale agreements, as included in other interest income, amounted to W93,091 million, W84,572 million and W72,833 million during the years ended December 31, 2004, 2005 and 2006, respectively.

The fair value of collateral received in connection with resale agreements that may be sold or repledged by the Group is W111,190 million and W787,273 million at December 31, 2005 and 2006, respectively.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

6.	Trading Activities

The following table summarizes the details of trading assets, at fair value, at December 31:

	2005		2006
	(In millions of Won)

Debt securities:
Korean treasury and governmental agencies	W	492,776	W	493,918
Corporations		1,307,131		1,314,681
Mortgage-backed and asset-backed securities		140,052		73,984
Financial institutions		1,145,210		1,022,738
Equity securities		464,596		507,053
Derivative instruments:
Foreign exchange derivatives		681,441		858,970
Interest rate derivatives		173,130		288,268
Equity derivatives		68,117		214,963
Credit derivatives		100		250
Commodity derivatives		11,167		86
Other trading assets — commodity indexed deposits		23,323		61,981

	W	4,507,043	W	4,836,892

The following tables summarizes the details of trading liabilities, at fair value, at December 31:

	2005		2006
	(In millions of Won)

Derivative instruments:
Foreign exchange derivatives	W	692,923	W	837,402
Interest rate derivatives		237,853		461,031
Equity derivatives		71,884		239,334
Credit derivatives		371		342
Commodity derivatives		11,120		86
Other trading liabilities — commodity indexed deposits		34,006		72,645

	W	1,048,157	W	1,610,840

The following table presents trading profits (losses) for the years ended December 31:

	2004		2005		2006
	(In millions of Won)

Debt securities	W	97,844	W	66,716	W	1,550
Equity securities		14,703		116,353		(11,961)
Derivative instruments		24,735		(66,852)		151,314
Other trading activities — commodity indexed deposits		743		62		143

Net trading profits	W	138,025	W	116,279	W	141,046

For the years ended December 31, 2004, 2005 and 2006, net unrealized gains (losses) on trading securities of W(27,887) million, W98,922 million and W(7,228) million, respectively, were included in net trading profits.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

7.	Securities

The following table summarizes the details of the Group’s available-for-sale and held-to-maturity securities at December 31:

	2005								2006
			Gross		Gross						Gross		Gross
	Amortized		Unrealized		Unrealized		Fair		Amortized		Unrealized		Unrealized		Fair
	Cost		Gains		Losses		Value		Cost		Gains		Losses		Value
	(In millions of Won)

Available-for-sale securities
Debt securities:
Korean treasury and governmental agencies	W	8,442,283	W	13,176	W	156,942	W	8,298,517	W	4,436,291	W	4,269	W	43,234	W	4,397,326
Corporations		1,971,273		6,878		25,871		1,952,280		1,751,347		20,076		11,536		1,759,887
Financial institutions		9,322,309		2,767		70,542		9,254,534		7,260,212		3,522		20,556		7,243,178
Foreign governments		51,615		39		1,956		49,698		30,047		8		955		29,100
Mortgage-backed and asset-backed securities		946,843		1,892		2,479		946,256		2,270,423		2,136		3,883		2,268,676
Marketable equity securities		1,818,040		173,951		13,555		1,978,436		1,104,637		660,414		4,819		1,760,232

	W	22,552,363	W	198,703	W	271,345	W	22,479,721	W	16,852,957	W	690,425	W	84,983	W	17,458,399

Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies	W	1,686,368	W	28,218	W	8,349	W	1,706,237	W	2,504,536	W	53,100	W	2,158	W	2,555,478
Corporations		65,818		649		147		66,320		63,947		440		329		64,058
Financial institutions		1,210,888		1,809		5,085		1,207,612		4,959,314		65,279		6,584		5,018,009
Foreign governments		—		—		—		—		937		—		15		922
Mortgage-backed and asset-backed securities		—		—		—		—		52,359		174		319		52,214

	W	2,963,074	W	30,676	W	13,581	W	2,980,169	W	7,581,093	W	118,993	W	9,405	W	7,690,681

The Bank of Korea (BOK) is the central bank that establishes monetary policies in Korea. Korea Development Bank (KDB) is owned and controlled by the Korean government. Of the total amounts listed above in the financial institutions category at December 31, 2005 and 2006, the fair value of available-for-sale debt securities included W5,453,090 million and W4,273,809 million, respectively, that were issued by BOK and KDB. Of the total amounts listed above in the financial institutions category at December 31, 2005 and 2006, the amortized cost of held-to-maturity debt securities included W901,154 million and W2,665,769 million, respectively, that were related to BOK and KDB.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Group has recognized impairment losses on available-for-sale as a charge to net gains (losses) on securities, where decreases in value were deemed to be other-than-temporary during the years ended December 31, as follows:

	2004		2005		2006
	(In millions of Won)

Available-for-sale securities
Debt Securities	W	122,316	W	494	W	68,175
Equity Securities		28,585		4,832		8,182

Total other-than-temporary impairment losses	W	150,901	W	5,326	W	76,357

The following table sets forth the current fair value and the associated unrealized losses on investments in available-for-sale debt securities, marketable equity securities and held-to-maturity debt securities with unrealized losses at December 31, 2006, by length of time that individual securities in each category had been in a continuous loss position:

	Less Than 12 Months				12 Months or Longer				Total
			Gross				Gross				Gross
	Fair		Unrealized		Fair		Unrealized		Fair		Unrealized
	Value		Losses		Value		Losses		Value		Losses
	(In millions of Won)

Available-for-sale securities
Debt securities:
Korean treasury and governmental agencies	W	1,090,276	W	(3,210)	W	2,329,628	W	(40,024)	W	3,419,904	W	(43,234)
Corporations		363,505		(7,390)		403,103		(4,146)		766,608		(11,536)
Financial institutions		3,222,616		(8,805)		2,159,172		(11,751)		5,381,788		(20,556)
Foreign governments		13,405		(349)		3,762		(606)		17,167		(955)
Mortgage-backed and asset-backed securities		207,100		(1,503)		230,082		(2,380)		437,182		(3,883)
Marketable equity securities		82,737		(4,743)		1,421		(76)		84,158		(4,819)

		4,979,639		(26,000)		5,127,168		(58,983)		10,106,807		(84,983)

Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies	W	61,170	W	(124)	W	78,662	W	(2,034)	W	139,832	W	(2,158)
Corporations		—		—		14,601		(329)		14,601		(329)
Financial institutions		454,898		(5,277)		51,951		(1,307)		506,849		(6,584)
Foreign governments		—		—		922		(15)		922		(15)
Mortgage-backed and asset-backed securities		21,326		(157)		10,721		(162)		32,047		(319)

		537,394		(5,558)		156,857		(3,847)		694,251		(9,405)

Total temporarily impaired securities	W	5,517,033	W	(31,558)	W	5,284,025	W	(62,830)	W	10,801,058	W	(94,388)

Included in W84,983 million of gross unrealized losses on available-for-sale securities at December 31, 2006 was W58,983 million of unrealized losses that have existed for a period greater than 12 months. These securities primarily include Korean treasury and government agencies and financial institutions debt securities. The unrealized losses for these securities is due primarily to the current interest rate and foreign exchange rate environment. The unrealized loss is unrelated to the credit quality of the securities.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Management has determined that the unrealized losses on the Group’s investments in equity and debt securities at December 31, 2006 are temporary in nature. The Group conducts a periodic review to identify and evaluate investments that have indications of possible impairment. An investment in a debt or equity security is impaired if its fair value falls below its cost and the decline is considered other-than-temporary. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been below cost; the financial condition and near-term prospects of the issuer; and the Group’s ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. The Group’s review for impairment generally entails:

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

The following table sets forth interest and dividends on securities for the years ended December 31:

	2004		2005		2006
	(In millions of Won)

Interest income	W	1,200,356	W	911,417	W	1,142,329
Dividends		64,483		20,978		56,808

	W	1,264,839	W	932,395	W	1,199,137

For the years ended December 31, 2004, 2005 and 2006, proceeds from sales of available-for-sale securities amounted to W12,071,514 million, W13,295,391 million and W16,691,300 million, respectively. Gross realized gains amounted to W146,002 million, W158,210 million and W187,108 million for the years ended December 31, 2004, 2005 and 2006, respectively. Gross realized losses amounted to W72,216 million, W56,657 million and W80,203 million for the years ended December 31, 2004, 2005 and 2006, respectively.

The following table sets forth the amortized cost and estimated fair value of the Group’s available-for-sale and held-to-maturity debt securities at December 31, 2006 by contractual maturity. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

	Available-for-Sale				Held-to-Maturity
	Debt Securities				Debt Securities
	Amortized		Fair		Amortized		Fair
	Cost		Value		Cost		Value
	(In millions of Won)

Within 1 year	W	8,346,309	W	8,354,737	W	1,963,262	W	1,992,226
Over 1 year through 5 years		5,940,640		5,901,821		5,148,237		5,231,251
Over 5 years through 10 years		656,362		644,809		246,774		246,872
Over 10 years		92,206		91,017		222,820		220,332
Not due at a single maturity date		712,803		705,783		—		—

	W	15,748,320	W	15,698,167	W	7,581,093	W	7,690,681

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

8.	Loans

The following table summarizes the details of the loan portfolio at December 31:

	2005		2006
	(In millions of Won)

Commercial:
Commercial and industrial	W	35,728,132	W	40,062,760
Other commercial		21,408,703		27,319,293
Lease financing		754,473		584,641
Consumer:
Mortgage and home equity		25,840,334		30,097,346
Credit cards		4,241,562		3,924,304
Other consumer		17,874,852		20,457,918

Total loans, gross		105,848,056		122,446,262
Deferred loan origination costs		110,401		117,852

		105,958,457		122,564,114
Less: Allowance for loan losses		1,511,503		1,575,013

Total loans, net	W	104,446,954	W	120,989,101

During 2005 and 2006, the Group received equity securities with a fair market value of W27,328 million and W2,365 million, respectively, through the restructuring of 12 loans in 2005 and 4 loans in 2006, with an aggregate book value of W39,668 million in 2005 and W3,640 million in 2006. The Group recognized aggregate charge-offs of W12,340 million and W1,275 million related to these transactions during the years ended December 31, 2005 and 2006, respectively.

Impaired loans are those on which the Group believes it is probable that it will not be able to collect all amounts due according to the contractual terms of the loan. The following table sets forth information about the Group’s impaired loans at December 31:

	2004		2005		2006
	(In millions of Won)

Impaired loans with an allowance	W	2,268,924	W	1,794,283	W	1,219,816
Impaired loans without an allowance		376,606		490,913		155,093

	W	2,645,530	W	2,285,196	W	1,374,909

Allowance for impaired loans	W	885,332	W	703,529	W	864,802
Average balance of impaired loans during the year		2,057,663		2,039,445		1,402,510
Interest income recognized on impaired loans		90,548		70,116		56,106

Included in the above table were smaller balance commercial loans managed on a portfolio basis which were collectively identified as impaired amounting to W738,846, W784,945 million and W511,723 million at December 31, 2004, 2005 and 2006, respectively.

Loans that are 14 days or less past due in case of commercial loans and 30 days or less past due in case of consumer loans are regarded as nonaccrual loans in a repayment grace period and the Group does not generally request borrowers with such past due loans to make immediate repayment of the outstanding principal balances and related accrued interest. At December 31, 2004, 2005 and 2006, nonaccrual loans, excluding the past due loans within the repayment grace period, totaled W2,453,038, W2,052,473 million and W1,654,365 million, respectively.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Nonaccrual loans including the past due loans within the repayment grace period at December 31, 2006, totaled 2,099,305 million.

The following table presents, loans and debt securities whose terms have been modified in troubled debt restructuring at December 31:

	2004		2005		2006
	(In millions of Won)

Loans	W	1,203,535	W	989,998	W	343,086
Debt Securities		120,838		44,248		47,361

	W	1,324,373	W	1,034,246	W	390,447

The following table sets forth the movements in the allowance for credit losses for the years ended December 31:

							Allowance for Off-Balance
	Allowance for Loan Losses						Sheet Credit Instrument(1)
	2004		2005		2006		2004		2005		2006
	(In millions of Won)

Balance at beginning of the year	W	3,630,728	W	2,310,555	W	1,511,503	W	176,653	W	115,616	W	187,274
Provision (reversal) for loan losses		195,446		(255,146)		252,346		—		—
Provision (reversal) for off-balance sheet credit commitment		—		—		—		(60,032)		71,658		(26,500)
Allowance relating to:												—
Acquisition of Shinhan Life Insurance		—		2,792		—		—		—		—
Loans reacquired from KAMCO subject to recourse		1,900		—		—		—		—		—
Other		—		—		—		(1,005)		—		—

		1,900		2,792		—		(1,005)		—		—
Charge-offs		(1,824,897)		(946,022)		(512,625)		—		—		—
Recoveries		307,378		399,324		323,789		—		—		—

Balance at end of the year	W	2,310,555	W	1,511,503	W	1,575,013	W	115,616	W	187,274	W	160,774

Note:

(1)	The allowance for off-balance sheet credit instruments is included in other liabilities.

The Group originates direct financing leases on certain machinery, computers and various other equipment, automobiles and ships for customers in a variety of industries. Income attributable to these leases is initially recorded as unearned income and subsequently recognized as interest income, using the effective interest method, over the term of the leases. The terms of the leases are generally from 3 to 10 years. The following table sets forth the details of the net investment in direct financing leases at December 31, as included in the respective loan balances:

	2005		2006
	(In millions of Won)

Gross lease payments receivable	W	807,291	W	632,397
Estimated unguaranteed residual values		24,030		19,583
Unearned income		(76,848)		(67,339)

	W	754,473	W	584,641

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth the scheduled maturities of net lease payments receivable at December 31, 2006:

Years Ending	(In millions of Won)

2007	W	232,300
2008		133,778
2009		89,527
2010		56,042
2011		33,815
Thereafter		39,179

	W	584,641

9.	Premises and Equipment

The following table summarizes the details of premises and equipment at December 31:

	2005		2006
	(In millions of Won)

Land	W	937,711	W	990,029
Buildings		730,675		776,108
Equipment and furniture		631,264		701,168
Capitalized software costs		195,063		312,938
Leasehold improvements		134,368		122,801
Construction in progress		10,164		19,667
Operating lease assets		116,859		76,614

Total premises and equipment, gross		2,756,104		2,999,325
Less: Accumulated depreciation and amortization		(879,608)		(902,219)

Total premises and equipment, net	W	1,876,496	W	2,097,106

Depreciation expense on buildings, equipment and furniture, leasehold improvements and operating lease assets amounted to W214,994 million, W187,748 million and W192,340 million, and amortization expense on capitalized software costs amounted to W26,273 million, W2,196 million and W33,824 million for the years ended December 31, 2004, 2005 and 2006, respectively. Accumulated depreciation on operating lease assets at December 31, 2005 and 2006 were W58,049 million and W48,876 million, respectively.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

10.	Goodwill and Intangible Assets

The following table sets forth the movements in goodwill:

	Shinhan Bank		Good Morning						Shinhan
	(formerly		Shinhan		Shinhan		Shinhan		Life
	Chohung Bank)		Securities		Capital		Card		Insurance		Total
	(In millions of Won)

Balance at January 1, 2005	W	468,935	W	145,364	W	1,616	W	—	W	—	W	615,915
Acquisition		—		—		—		—		289,800		289,800
Disposition		—		—		—		—		—		—
Impairment loss		—		—		—		—		—		—
Other(1)		216,890		—		—		—		—		216,890
Balance at December 31, 2005	W	685,825	W	145,364	W	1,616		—	W	289,800	W	1,122,605
Acquisition				—		—		—		—		—
Disposition		—		—		—		—		—		—
Impairment loss		—		(129,285)		—		—		—		(129,285)
Other(2)		(99,378)		—		—		99,378		—		—

Balance at December 31, 2006	W	586,447	W	16,079	W	1,616	W	99,378	W	289,800	W	993,320

Note:

(1)	Relates to contingent consideration (Asset Indemnity), settled by the additional payment of W220,714 million, which, as a result, was recognized as an additional goodwill, offset by adjustments to goodwill of W3,824 million relating to tax benefits from the valuation allowance recognized for operating loss carryforwards of Chohung Bank.

(2)	Relates to allocated goodwill to credit card business of Chohung Bank. On April 3, 2006, Chohung Bank’s credit Card business was spun-off and merged into Shinhan Card.

The Group recorded goodwill and intangible assets of W289,800 million and W978,532 million, respectively, in connection with the acquisition of Shinhan Life Insurance in 2005.

The following table sets forth the movements in goodwill by reporting unit:

									Treasury &				Other		Securities
	Retail		Institutional		Private		Corporate		International		Credit		Banking		Brokerage
	Banking		Banking		Banking		Banking		Business		Card		Services		Services		Other		Total

Balance at January 1, 2005	W	294,495	W	—	W	—	W	33,417	W	27,034	W	67,950	W	7,176	W	129,285	W	56,558	W	615,915
Acquisition(1)		—		—		—		—		—		—		—		—		289,800		289,800
Disposition		—		—		—		—		—		—		—		—		—		—
Impairment loss		—		—		—		—		—		—		—		—		—		—
Other(2)		136,209		—		—		15,456		12,503		31,428		3,319		—		17,975		216,890

Balance at December 31, 2005	W	430,704		—		—	W	48,873	W	39,537	W	99,378	W	10,495	W	129,285	W	364,333	W	1,122,605

Acquisition		—		—		—		—		—		—		—				—		—
Disposition		—		—		—		—		—		—		—				—		—
Impairment loss		—		—		—		—		—		—		—		(129,285)		—		(129,285)
Other(3)		(95,726)		81,716		14,010		—		—		—		—		—		—		—

Balance at December 31, 2006	W	334,978	W	81,716	W	14,010	W	48,873	W	39,537	W	99,378	W	10,495	W	—	W	364,333	W	993,320

Note:

(1)	Relates to goodwill relating to acquisition of Shinhan Life Insurance.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(2)	Relates to contingent consideration (Asset Indemnity) paid to KDIC

(3)	In accordance with SFAS 142, the former retail banking reporting unit has been reorganized.

Goodwill arises when the net book value of a reporting unit exceeds its estimated fair value. The Group’s reporting units are generally consistent with the Group’s business segment level, or one level below. The group performs impairment tests annually.

In 2006, a goodwill impairment loss of W129,285 million was recorded in the brokerage unit of Good Morning Shinhan Securities. The impairment loss was mainly triggered by the decrease of the trading volume affected by the increase of indirect investments. The fair value of the brokerage unit used for impairment test was determined based on the income approach.

The following table summarizes the details of intangible assets at December 31:

	2005						2006
	Gross				Net		Gross				Net
	Carrying			Accumulated	Carrying		Carrying			Accumulated	Carrying
	Amount			Amortization	Amount		Amount			Amortization	Amount
	(In millions of Won)

Brokerage customer relationship		68,266		(66,207)		2,059		68,266		(67,378)		888
KSFC deposit		10,941		(10,649)		292		10,941		(10,815)		126
Core deposit of Shinhan Bank		825,476		(284,041)		541,435		825,476		(397,555)		427,921
Credit card relationship of Shinhan Card		198,320		(106,688)		91,632		198,320		(147,025)		51,295
VOBA		978,532		(5,822)		972,710		978,532		(95,276)		883,256

Total intangible assets subject to amortization		2,081,535		(473,407)		1,608,128		2,081,535		(718,049)		1,363,486

KSFC borrowing		400		—		400		400		—		400
Court deposit of Shinhan Bank		226,353		—		226,353		226,353		—		226,353

Total intangible assets subject to amortization		226,753		—		226,753		226,753		—		226,753

	W	2,308,288	W	(473,407)	W	1,834,881	W	2,308,288	W	(718,049)	W	1,590,239

Amortization expense on intangible assets was W187,568 million, W187,406 million and W244,642 million for the years ended December 31, 2004, 2005 and 2006, respectively.

On January 1, 2004, the Group changed its amortization method of intangible assets from the straight-line method to the sum-of-the-years’ digits method to better reflect the run-off of the economic value of intangibles. The cumulative effect of accounting change was W23,049 million, net of taxes of W8,743 million. The following table sets forth the estimated aggregate amortization expenses on intangible assets subject to amortization at December 31, 2006:

Years Ending	(In millions of Won)

2007	W	254,955
2008		210,278
2009		166,694
2010		133,035
2011		107,342
Thereafter		491,182

	W	1,363,486

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

In 2006 and 2005, no impairment losses were recorded relating to other intangible assets. In 2004, an impairment loss of W1,893 million related to KSFC borrowing intangible asset was recorded. The impairment loss was determined based on the discount cash flow method.

11.	Other Assets

The following tables summarizes the details of other assets at December 31:

	2005		2006
	(In millions of Won)

Accrued interest and dividends receivable	W	555,193	W	672,928
Receivables for foreign exchange spot contracts		512,457		1,985,106
Accounts receivable		1,512,779		1,396,564
Accrued income		83,916		173,305
Deferred tax assets		183,604		258,615
Other investments(1)		1,419,128		1,054,994
Prepaid expenses		82,009		93,926
Separate account assets		124,249		282,995
Contract deposits for LG card acquisition		—		517,778
Advances to suppliers		23,653		27,502
Deferred acquisition costs		176,117		336,028
Hedging derivatives assets		1,391		5,391
Other		49,161		37,698

	W	4,723,657	W	6,842,830

Note:

(1)	Other investments include unlisted equity securities, securities with sales restriction and investments accounted for by the equity method.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

12.	Deposits

The following table summarizes the details of deposits at December 31:

	2005			2006
			Weighted-			Weighted-
			Average			Average
	Balance		Interest Rate	Balance		Interest Rate
	(In millions of Won, except percentages)

Interest-bearing deposits
Demand deposits	W	6,997,857	1.90%	W	7,379,300	1.83%
Savings deposits		27,142,438	0.96%		29,057,275	2.12%
Certificate of deposits		10,649,687	3.81%		13,198,346	4.67%
Other time deposits		36,901,099	3.69%		41,100,714	3.57%
Mutual installment deposits		1,587,116	4.16%		842,666	3.88%

		83,278,197	2.71%		91,578,301	3.08%
Non-interest-bearing deposits Demand deposits		3,143,170	—		3,918,153	—

	W	86,421,367	2.63%	W	95,496,454	3.00%

Interest-bearing demand deposits on December 31, 2006 primarily represented court related deposits held at Shinhan Bank. Other time deposits include premium accounts for loyal customers, tax savings accounts for high net worth customers, savings accounts for household financing and foreign currency deposits. Mutual installment deposits enable customers to become eligible for mortgage and other consumer loans as well as corporate loans while maintaining an account with the Group.

The aggregate amount of time deposit accounts (including CDs) in denominations of W100 million or more at December 31, 2005 and 2006 were W31,464,799 million and W37,070,424 million, respectively.

The following table sets forth the contractual maturities of certificate of deposits, other time deposits and mutual installment deposits at December 31, 2006:

Years Ending	(In millions of Won)

2007		45,508,341
2008		4,447,753
2009		3,097,138
2010		1,243,139
2011		357,994
Thereafter		487,361

	W	55,141,726

The KDIC provides deposit insurance up to a total of W50 million per depositor in each bank pursuant to the Depositor Protection Act for deposits due after January 1, 2001, regardless of the deposit date.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

13.	Short-Term Borrowings

The following table summarizes the details of short-term borrowings at December 31:

	2005			2006
			Weighted-			Weighted-
			Average			Average
	Balance		Interest Rate	Balance		Interest Rate
	(In millions of Won, except percentages)

Borrowings from BOK	W	1,668,335	1.85%	W	1,173,254	2.21%
Borrowings in foreign currencies		4,473,370	1.57%		3,211,017	2.79%
Borrowings from trust accounts		877,858	3.15%		1,122,533	4.09%
Call money		994,121	3.24%		1,686,036	4.77%
Other borrowings(1)		3,954,616	3.48%		3,802,186	3.87%

	W	11,968,300		W	10,995,026

Note:

(1)	The majority of other borrowings relate to borrowings from other financial institutions.

Short term borrowings consist of borrowed funds with original maturities of less than one year. Total interest expense on short-term borrowings amounted to W340,733 million, W339,855 million and W524,776 million, of which W115,780 million, W94,921 million and W146,308 million, respectively, were related to call money, during 2004, 2005 and 2006, respectively.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

14.	Secured Borrowings

The following table sets forth the details of the secured borrowings and relevant collateral at carrying values at December 31:

		2005						2006
		Secured		Collateral				Secured		Collateral
	Maturity	Borrowings		Loans(1)		Securities		Borrowings		Loans(1)		Securities
						(In millions of Won)

Shinhan 2nd Securitization Specialty L.L.C.	2008-2011	W	—	W	—	W	—	W	502	W	7,047	W	8,191
10.00%-25.00% collateralized bond obligation
Shinhan 4th Securitization Specialty L.L.C.	2011		—		—		—		250		4,443		2,683
20.00% collateralized bond obligation
Sprout I ABS Specialty Co., Ltd.	2013		385,859		731,038		—		231,685		572,778		—
1M Libor+0.60% collateralized bond obligation
Goldwing Co., Ltd.	2022		328,000		39,256		346,681		84,273		294,005		252,314
4.30%-5.47% Asset-Backed Commercial Papers
Shinhan Card 2003-1 Securitization Specialty L.L.C.	2009		406,086		701,366		—		406,086		707,915		—
4.65% Type 1 beneficiary certificate
Shinhan 5th Securitization Specialty L.L.C.	2007		44,999		65,490		—		—		—		—
3.75%-3.86% collateralized bond obligation
CHB NPL 2004-1 ABS Specialty Co., Ltd.	2007		79,904		98,897		1,474		39,981		81,827		—
3.91%-4.49% collateralized bond obligation
CHB NPL 2004-2 ABS Specialty Co., Ltd.	2007		84,865		141,239		2,541		39,969		96,932		2,515
3.54%-3.85% collateralized bond obligation
KTF 3rd ABS Specialty Co., Ltd.	2007		199,853		—		200,000		—		—		—
5.67% collateralized bond obligation
Dogong 1st ABS Specialty Co., Ltd.	2006		143,500		—		152,500		—		—		—
3.94%-7.00% ABCP and collateralized bond obligation
Enclean 3rd ABS Specialty Co., Ltd.	2007		150,500		—		200,233		150,500		—		100,017
4.05%-30% ABCP and collateralized bond obligation
Miraedon Co., Ltd.	2007		407,200		—		616,761		561,249		—		645,945
4.22%-4.68% Asset-Backed Commercial Papers
Work and Joy 2004-1 ABS Specialty Co., Ltd.	2007		149,765				150,000		149,945		—		150,000
3.75% collateralized bond obligation
Shinhan 6th Securitization Specialty L.L.C.	2007		124,668		144,677		—		70,085		52,314		—
3.94%-6.40% collateralized bond obligation
HiBrand ABCP Ltd.	2008		48,050		47,191		—		41,050		42,879		—
3.95%-7.00% ABCP and collateralized bond obligation
SamsungShinhan 4th ABS Specialty Co. Ltd	2009		250,346		—		250,500		250,499		—		250,500
4.13%-7.00% ABCP and collateralized bond obligation
Dongbu Steel 2nd ABS Specialty Co. Ltd	2008		74,649		—		85,000		74,804		—		85,000
4.07% collateralized bond obligation
Auto 2nd ABS Specialty Co., Ltd	2008		196,050		—		195,000		—		—		—
4.22%-7.00% ABCP and collateralized bond obligation
Blooming 2nd ABS Specialty Co., Ltd	2006		20,000		—		38,000		—		—		—
4.13% Asset-Backed Commercial Papers

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

		2005						2006
		Secured		Collateral				Secured		Collateral
	Maturity	Borrowings		Loans(1)		Securities		Borrowings		Loans(1)		Securities
						(In millions of Won)

CHB NPL 2005-1 ABS Specialty Co., Ltd	2007		55,829		124,146		63		40,962		49,731		63
4.19%-4.52% collateralized bond obligation
CHB NPL 2005-2ABS Specialty Co., Ltd	2007		40,805		102,392		—		30,939		50,935		55
5.13%-5.78% collateralized bond obligation
Cheongge ABS Specialty Co., Ltd	2008		96,712		—		97,307		97,600		—		97,486
4.36% Asset-Backed Commercial Papers
Humax 1st ABS Specialty Co., Ltd	2006		40,000		—		62,328		—		—		—
4.36% Asset-Backed Commercial Papers
Shinhan 7th Securitization Specialty L.L.C.	2009		—		—		—		94,716		198,538		—
4.85%-5.18% collateralized bond obligation
Frontier 9th ABS Specialty Co., Ltd	2010		—		—		—		200,500		—		200,500
4.31%-7.00% collateralized bond obligation
Ne DWC ABS Specialty Co., Ltd	2009		—		—		—		402,050		—		402,000
5.21%-7.00% collateralized bond obligation
Han-il U&I ABS Specialty Co., Ltd	2009		—		—		—		47,525		—		47,900
5.03%-8.00% collateralized bond obligation
Other secured borrowings	2008		12,861		3,840		2,745		19,323		—		—
5.85%-25% collateralized bond obligation
Securities sold under repurchase agreements	2007		4,161,206		—		7,257,244		5,068,221		—		4,703,629
2.50%-15.6%

		W	7,501,707	W	2,199,532	W	9,658,377	W	8,102,714	W	2,159,344	W	6,948,798

Note:

(1)	Represents the carrying amounts, exclusive of the related specific allowance for loan losses.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

15.	Long-Term Debt

The following table summarizes the details of long-term debt at December 31:

	Interest
	Rates (%)	Maturity	2005		2006
			(In millions of Won)

Senior
Won-denominated
Notes payable to the Small Business Corporation	2.00-4.90	2007-2017	W	492,543	W	564,842
Notes payable to the Industrial Bank of Korea	3.20-4.25	2007-2014		190,558		48,003
Notes payable to the Institute of Information Technology Assessment	1.60-3 .30	2007-2011		150,821		70,670
Notes payable to the Korea Energy Management Corporation	1.00-4.50	2007-2021		265,740		298,389
Notes payable to other Korean Government Funds	1.00-5.50	2007-2021		255,685		274,951
Fixed and floating rate debentures(1)(2)	3.80-11.95	2007-2021		15,281,503		20,473,431
Other notes payable	2.00-5.10	2007-2020		1,684,662		1,679,100

Subtotal				18,321,512		23,409,386
Foreign currency-denominated
Floating rate debentures(1)	0.12-6.83	2007-2021		714,384		1,433,290
Other floating rate notes payable	0.01-5.76	2007-2020		701,598		848,832

Subtotal				1,415,982		2,282,122

Total senior debt				19,737,494		25,691,508
Subordinated
Won-denominated
Hybrid bonds(3)	7.80	2033-2034		495,033		550,293
Other fixed rate notes payable(4)	5.82-14.45	2007-2016		3,640,192		3,978,909

Subtotal				4,135,225		4,529,202
Foreign currency-denominated
Floating rate debentures(1)	1.89-5.13	2009-2014		50,650		139,704
Other fixed rate notes payable	4.50-6.25	2013-2015		607,800		1,254,960

Subtotal				658,450		1,394,664

Total subordinated debt				4,793,675		5,923,866
Redeemable preferred stock(5)
Series 1 Redeemable preferred stock	4.04	2006		168,503		—
Series 2 Redeemable preferred stock	4.04	2007		168,503		168,504
Series 3 Redeemable preferred stock	4.04	2008		168,504		168,504
Series 4 Redeemable preferred stock	4.04	2009		168,504		168,504
Series 5 Redeemable preferred stock	4.04	2010		168,504		168,504
Series 6 Redeemable preferred stock	7.00	2006		525,000		—
Series 7 Redeemable preferred stock	7.46	2008		365,000		365,000
Series 8 Redeemable preferred stock	7.86	2010		10,000		10,000

Total redeemable preferred stock				1,742,518		1,049,016

Long-term debt, gross				26,273,687		32,664,390
Less: Unamortized discounts				(101,865)		(90,252)

Long-term debt, net			W	26,171,822	W	32,574,138

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Notes:

(1)	Interest rates on floating rate debt were those rates in effect at December 31, 2006

(2)	Majority of these debentures related to miscellaneous bank borrowings from individual lenders.

(3)	Shinhan Bank has a call option that can be exercised five years after the issuance date, or earlier with the approval of the Financial Supervisory Service. The call options mature in 30 years from the issuance date, but may be extended by Shinhan Bank at any time.

(4)	Majority of these debentures related to miscellaneous bank borrowings from corporate lenders and Korean governmental entities.

(5)	See Note 22 for the terms of the RPS.

Long-term debt is denominated predominately in Korean Won, US dollars, or Japanese Yen with both fixed and floating interest rates. Floating rates are generally determined periodically by formulas based on certain money market rates tied to the six-month London Interbank Offered Rate (LIBOR) or the monthly Public Fund Prime Rate published by the Korean government, and are reset on a monthly, quarterly or semi-annual basis. The weighted-average interest rate for long-term debt was 5.32% and 4.83% at December 31, 2005 and 2006, respectively. Certain long-term debt agreements contain cross-default provisions and accelerating clauses for early termination in the event of default.

The following table sets forth the aggregate amount of long-term debt by contractual maturities at December 31:

Years Ending	(In millions of Won)

2007	W	7,597,394
2008		9,843,272
2009		4,043,781
2010		1,036,907
2011		1,821,395
Thereafter		8,321,641

Long-term debt, gross		32,664,390
Less: Unamortized discount		(90,252)

Long-term debt, net	W	32,574,138

16.	Future Policy Benefits

The following table summarizes future policy benefits at December 31:

	2005		2006
			(In millions of Won)

Life insurance	W	2,590,044	W	3,100,462
Annuity contracts		1,388,679		1,656,293
Other contracts		603,333		709,812
Unpaid claims and claim adjustment expenses		195,512		216,267

	W	4,777,568	W	5,682,834

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

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Future policy benefits are calculated using net level premium method based upon mortality, morbidity, persistency, and interest rate assumptions including provision for adverse deviation. Assumptions as to morality, morbidity and persistency are based on the Company’s experience, or in certain instances, industry experience, when the basis of the reserve is established. For post-purchase, the best-estimated net investment rate used as the interest rate assumptions has been set equal to 6.0%, which is based on Shinhan Life Insurance’s 2007 planned asset allocation and investment return. For pre-purchase, the best-estimated net investment rate is 5.5% in lock-in method.

17.	Accrued Expenses and Other Liabilities

The following table summarizes accrued expenses and other liabilities at December 31:

	2005		2006
	(In millions of Won)

Accrued interest and dividend payables	W	1,901,498	W	2,141,053
Payables for foreign exchange spot contracts		750,144		2,195,795
Accrued severance benefits		181,767		244,218
Accrued expenses		157,453		352,099
Accounts payable		1,096,240		1,261,545
Unearned income		147,502		196,737
Income tax payable		221,993		362,414
Withholding value-added tax and other taxes		88,221		109,921
Deferred tax liabilities		302,339		475,858
Security deposits received		299,814		257,368
Due to agencies		1,118,606		802,094
Allowance for losses on off-balance sheet credit instruments		187,274		160,774
Utility bill payments received on behalf of government		59,112		94,089
Separate account liabilities		124,249		282,995
Hedging derivative liabilities		13,132		6,628
Other		439,768		367,312

	W	7,089,112	W	9,310,900

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

18.	Commissions and Fees

The following table sets forth the details of commissions and fees from non-trust management activities for the years ended December 31:

	2004		2005		2006
	(In millions of Won)

Brokerage fees and commissions	W	231,520	W	345,265	W	479,327
Other fees and commissions:
Credit card fees		360,624		421,249		455,980
Commissions received on remittance		78,657		72,626		71,437
Commissions received on import and export letters of credit		80,528		70,625		57,411
Financial guarantee fees		24,916		21,358		21,745
Commissions received in foreign exchange activities		68,391		70,325		64,110
Commission received as agency		49,132		71,032		28,302
Commission received as electronic charge receipt		74,232		69,962		65,301
Prepayment penalty fees		33,958		35,245		40,772
Other fees		176,856		328,016		226,999

Total other fees and commissions		947,294		1,160,438		1,032,057

	W	1,178,814	W	1,505,703	W	1,511,384

19.	Other Non-interest Income and Other Non-interest Expenses

The following table sets forth the details of other non-interest income for the years ended December 31:

	2004		2005		2006
	(In millions of Won)

Gain on sale of premises and equipment	W	30,408	W	74,868	W	8,757
Income from operating leases		52,787		42,227		32,085
Rental income		15,199		15,870		16,718
Extinguished escheatment of deposits		13,353		1,383		28,513
Other		254,585		199,549		249,174

	W	366,332	W	333,897	W	335,247

The following table sets forth the details of other non-interest expenses for the years ended December 31:

	2004		2005		2006
	(In millions of Won)

Impairment loss on intangible assets	W	1,893	W	—	W	—
Impairment loss on goodwill		—		—		129,285
Impairment loss on other investments		15,521		20,958		31,351
Loss on sale of premises and equipment		15,134		54,550		11,089
Loss on sale of other real estate		1,448		6,758		303
Other		313,294		248,572		293,144

	W	347,290	W	330,838	W	465,172

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

20.	Extraordinary Gain

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

  Issuances of common stock

As of December 31, 2006, the Group had 381,567,614 shares of common stock issued and 374,437,647 shares of common stock outstanding. On September 16, 2003, the Group listed its shares on the New York Stock Exchange

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(NYSE) and transferred its global depository shares listed on the Luxembourg Stock Exchange to NYSE as American depository shares.

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

In 2005, as discussed in Note 3, shares of Shinhan Life Insurance held by Shinhan Bank and Good Morning Shinhan Securities were subsequently exchanged to common stock of Shinhan Financial Group and became the treasury stocks of the Group. The treasury stocks held by Chohung Bank, Shinhan Bank and Good Morning Shinhan Securities were 8,985,567, 2,420,955 and 203,675 shares, respectively, as of December 31, 2005.

In 2006, Shinhan Bank and Good Morning Shinhan Securities sold 4,480,230 shares of treasury stock in the Korean stock market at various prices. The treasury stock held by Shinhan Bank was 7,129,967 shares as of December 31. 2006.

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

The RPS was initially measured at fair value as determined by the present value of its future cash dividend payments and repayment provisions, and discounts are amortized over the period from the date of issuance to the redemption date using the effective interest method. The RPS is classified as long-term debt on the Group’s consolidated balance sheet as of December 31, 2006. In 2006, 12,816,792 shares amounting to W697,864 million were redeemed.

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

The discount on the RCPS has been amortized over the period from the date of issuance to the redemption date using the effective interest method through 2004. However, the Group did not amortize the discount on RCPS in 2005 because the Group believes it was not probable that the RCPS would become redeemable as the Group expects the RCPS to be converted into common stock prior to the redemption date. During 2005, 22,360,302 shares out of 44,720,603 shares were converted to common stock and during 2006, all remaining shares were converted to common stock.

23.	Retained Earnings

The following table summarizes the details of retained earnings at December 31:

	2005		2006
	(In millions of Won)

Appropriated retained earnings for legal reserves under Korean GAAP	W	223,722	W	396,928
Unappropriated retained earnings under US GAAP		3,730,020		4,749,038

	W	3,953,742	W	5,145,966

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

24.	Regulatory Requirements

The Group and its subsidiaries, including Shinhan Bank, and Jeju Bank are subject to various regulatory capital requirements administered by the Financial Supervisory Commission (FSC), which are based on the Basel Committee on Banking Regulations and Supervisory Practices. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Group’s consolidated financial statements.

In conformity with the FSC regulations on financial holding companies, the Group applied the net equity to requisite capital ratio calculated under the FSC guidelines to evaluate its capital adequacy. All Korean financial holding companies must meet the minimum requisite capital ratio of 100%, as regulated by the FSC. Requisite capital, as required and defined by FSC, represents the sum of (a) the minimum equity capital amount necessary to meet the FSC guidelines for Shinhan Bank, and Jeju Bank, (b) 8% of its total assets on its balance sheet (including off-balance assets, if any) for other subsidiaries, and (c) 8% of its total assets on its balance sheet (including off-balance assets, if any, but excluding the book value of investments in and financial supports to its direct and indirect subsidiaries) for the Group.

The FSC regulations also require that the computation be based on the Group’s consolidated financial statements under Korean GAAP and regulatory guidelines, which vary in certain significant respects from US GAAP.

The following table sets forth the Group’s requisite capital adequacy ratio mandated by the FSC at December 31:

	2005		2006
	(In millions of Won, except
	capital ratio)

Equity Capital	W	11,434,001	W	14,184,052
Requisite Capital		8,609,121		10,183,478
Requisite Capital Ratio (%)		132.81%		139.28%

In conformity with the FSC regulations, Shinhan Bank, and Jeju Bank apply the FSC’s risk-adjusted capital ratios to evaluate their capital adequacies. Korean banking organizations engaged in international banking are required to maintain a minimum 8% total risk-based capital ratio calculated by dividing total risk-adjusted capital by total risk-weighted assets, including a Tier 1 capital ratio of at least 4%. All Korean banking organizations subject to the FSC regulations on minimum capital adequacy ratio are also subject to periodic inspection by the Financial Supervisory Service (FSS). In the event that Shinhan Bank, or Jeju Bank does not maintain a consolidated capital ratio of 8%, it is subject to corrective actions to be imposed by the FSS, as recommended by the FSC based on the actual financial position and capital ratio of the respective banking subsidiaries.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

As required by the FSC regulations, the following table sets forth the details of capital ratios calculated based on the consolidated financial statements of Shinhan Bank under Korean GAAP and regulatory guidelines which vary in certain significant respects from US GAAP at December 31:

	2005				2006
	Shinhan Bank		Chohung Bank		Shinhan Bank
	(In millions of Won, except capital ratio)

Tier 1 capital	W	4,381,101	W	2,968,489	W	8,869,555
Tier 2 capital		2,287,736		2,172,639		4,893,017
Less: Investment in nonconsolidated
Equity investees		(100,712)		(157,383)		(122,884)

Total risk-adjusted capital	W	6,568,125	W	4,983,745	W	13,639,688

Risk-weighted assets
On-balance sheet assets	W	49,216,505	W	43,258,274	W	102,568,923
Off-balance sheet assets		4,305,776		2,292,389		9,511,817

Total risk-weighted assets	W	53,522,281	W	45,550,663	W	112,080,740

Capital adequacy ratio (%)		12.27%		10.94%		12.17%
Tier 1 capital ratio (%)		8.19%		6.52%		7.91%
Tier 2 capital ratio (%)		4.27%		4.77%		4.37%

Effective January 1, 2002, in addition to the existing capital ratio calculations, all banks in Korea are required to report to the FSC an alternative set of capital ratios, as follows, with components based on credit and market risks.

Shinhan Bank is subject to the same existing requirements to maintain minimum adequacy ratios at December 31:

	2005				2006
	Shinhan Bank		Chohung Bank		Shinhan Bank
	(In millions of Won, except capital ratio)

Tier 1 capital	W	4,381,101	W	2,968,489	W	8,869,555
Tier 2 capital		2,187,024		2,015,256		4,770,133

Total risk-adjusted capital	W	6,568,125	W	4,983,745	W	13,639,688

Total risk-weighted assets	W	53,708,592	W	45,546,697	W	113,557,486

Capital adequacy ratio (%)		12.23%		10.94%		12.01%
Tier 1 capital ratio (%)		8.16%		6.52%		7.81%
Tier 2 capital ratio (%)		4.07%		4.42%		4.20%

The Group’s other subsidiaries, including Jeju Bank, Shinhan Card, Shinhan Life Insurance, Shinhan Capital and Good Morning Shinhan Securities are also subject to the capital ratio pursuant to other regulatory capital requirements of the FSC. At December 31, 2005 and 2006, the Group’s other subsidiaries met the regulatory capital requirements of the FSC.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

25.	Income Taxes

All but an insignificant portion of income before income tax expense and income tax expense is from Korean sources. The following table sets forth allocation of national and local income taxes between current and deferred portions for the years ended December 31:

	2004		2005		2006
	(In millions of Won)

Current tax expense
National	W	392,306	W	414,073	W	640,365
Local		39,231		41,408		64,036

Total current tax expense		431,537		455,481		704,401
Deferred tax expense
National		302,649		442,641		(79,005)
Local		30,265		44,264		(7,901)

Total deferred tax expense		332,914		486,905		(86,906)

Total tax expense	W	764,451	W	942,386	W	617,495

The preceding table does not reflect the tax effects of unrealized gains and losses on available-for-sale securities. The tax effects of these items are recorded directly as other comprehensive income within stockholders’ equity. See Note 37 for further information.

The following table sets forth a reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense for the years ended December 31:

	2004		2005		2006
	(In millions of Won, except tax rates)

Statutory tax rate		29.7%		27.5%		27.5%
Income before income tax expense, minority interest, extraordinary item and cumulative effect of a change in accounting principle	W	2,380,290	W	2,697,233	W	2,115,840
Income tax calculated at the statutory tax rate		706,946		741,739		581,856
Income not assessable for tax purposes		(75,926)		(25,519)		(223,044)
Expenses not deductible for tax purposes		171,556		205,402		329,395
Foreign tax rate differentials		(205)		(429)		(1,010)
Adjustment of deferred tax liability on investment in subsidiaries and associates		13,502		(7,670)		(16,387)
Change in statutory tax rate(1)		(33,688)		—		—
Change in valuation allowance		(18,125)		27,374		(54,222)
Other		391		1,489		907

Income tax expense	W	764,451	W	942,386	W	617,495

Note:

(1)	In December 2003, the Korean government reduced the corporate income tax rate from 29.7% to 27.5%, effective from January 1, 2005.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The components of net deferred income tax assets and liabilities included in other assets and accrued expenses and other liabilities, respectively, at December 31, are as follows:

	2005		2006
	(In millions of Won)

Deferred income tax assets
Allowance for loan losses	W	14,078	W	216,895
Other allowances		172,768		104,606
Valuation of trading assets		12,588		7,662
Premises and equipment		40,349		107,218
Available-for-sale securities		323,181		428,742
Other assets		118,976		104,384
Future policy benefits		144,833		158,872
Long-term debt		35,763		38,216
Other temporary differences		5,704		21,497
Net operating loss carry forwards		32,520		20,817

		900,760		1,208,909
Less: Valuation allowance		(79,173)		(24,951)

Deferred income tax assets		821,587		1,183,958

Deferred income tax liabilities
Valuation of trading assets		(8,006)		(4,257)
Foreign exchange contracts and derivative instruments		(22,956)		(4,316)
Allowance for loan losses		(191,901)		(490,117)
Accrued interest and dividend receivable		(52,393)		(90,216)
Other assets		(660,365)		(767,920)
Long-term debt		(294)		—
Other temporary differences		(4,407)		(44,375)

Deferred income tax liabilities		(940,322)		(1,401,201)

Net deferred income tax liabilities	W	(118,735)	W	(217,243)

Deferred income taxes at December 31, 2005 and 2006 are reflected in the consolidated balance sheets under the following captions:

	2005		2006
	(In millions of Won)

Other assets	W	183,604	W	258,615
Accrued Expenses and other liabilities		(302,339)		(475,858)

Total net deferred tax liabilities	W	(118,735)	W	(217,243)

In assessing the realizability of deferred tax assets, management considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences became deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets were

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

deductible, management believed it was more likely than not that the Group would realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2006. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period were reduced.

The valuation allowance was W135,322 million as of January 1, 2004. During the years ended December 31, 2004, 2005 and 2006, the valuation allowance increased / (decreased) by W(79,698), W23,549 and W(54,222) million, respectively. The valuation allowance for deferred tax assets in the amount of W3,824 million was credited to goodwill during the year ended December 31, 2005. At December 31, 2006, the Group had tax net operating losses totaling W75,698 million. The following table sets forth these net operating losses expiring in periods ranging from 2008 to 2011:

Years Ending	(In millions of Won)

2007	W	—
2008		1,118
2009		—
2010		18,667
2011		55,913

	W	75,698

26.	Earnings Per Share

The following is a reconciliation of the income and share data used in the basic and diluted earnings per share computation for the years ended December 31:

The following table sets forth the details of the calculation of earnings per share (EPS) for the years ended December 31:

	2004		2005		2006
	(In millions of Won, except per share data)

Basic EPS
Net income before extraordinary gain and cumulative effect of a change in accounting principle	W	1,462,411	W	1,738,768	W	1,480,485
Extraordinary gain, net of taxes		27,508		—		—
Cumulative effect of a change in accounting principle, net of taxes		(23,049)		—		(10,184)
Accretion and dividends on redeemable convertible preferred stock		(40,948)		(8,169)		—

Net income attributable to common stock shareholders	W	1,425,922		1,730,599		1,470,301
Weighted-average number of common stocks outstanding (in thousands)		292,465		333,424		372,173
Net earnings per share
Net income before extraordinary gain and cumulative
effect of a change in accounting principle	W	4,860	W	5,190	W	3,978
Extraordinary gain		94		—		—
Cumulative effect of a change in accounting principle		(79)		—		(27)

Basic net income per share	W	4,875	W	5,190	W	3,951

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	2004		2005		2006
	(In millions of Won, except per share data)

Diluted EPS
Net income before extraordinary gain and cumulative effect of a change in accounting principle for purposes of computing diluted net income per share	W	1,462,411	W	1,738,768	W	1,480,485
Extraordinary gain, net of taxes		27,508		—		—
Cumulative effect of a change in accounting principle, net of taxes		(23,049)		—		(10,184)

Net income attributable to common stock shareholders	W	1,466,870	W	1,738,768	W	1,470,301
Weighted-average number of common stocks outstanding
(in thousands)		292,465		333,424		372,173
Diluted effect of redeemable convertible preferred stock (in thousands)		44,721		22,360		—
Diluted effect of stock options (in thousands)		294		356		—

Weighted-average number of common stock outstanding, Assuming dilution (in thousands)		337,480		356,140		372,173
Net earnings per share
Net income before extraordinary gain and cumulative
effect of a change in accounting principle	W	4,333	W	4,882	W	3,978
Extraordinary gain		82		—		—
Cumulative effect of a change in accounting principle		(68)		—		(27)

Diluted net income per share	W	4,347	W	4,882	W	3,951

27.	Employee Severance Plans

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

Under limited circumstances, employees can withdraw their accumulated unpaid severance amounts before their termination of employment (interim severance payment). Such withdrawals were included in the amount of plan payments for the years ended December 31, 2005 and 2006. Total interim severance payments made by the Group in 2005 and 2006 were W10,296 million and W14,817 million, respectively. The Group paid severance benefits of W95,234 million and W166,863 million for the years ended December 31, 2005 and 2006, respectively.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth the movements of accrued employee severance plan obligations included in accrued expenses and other liabilities at December 31:

	2005		2006
	(In millions of Won)

Balance at beginning of the year	W	175,861	W	254,718
Severance benefits		181,603		263,348
Balance from the acquisition of subsidiaries		2,784		—
Plan payments		(105,530)		(181,680)

		254,718		336,386
Less: Balance of payments remaining with National Pension Fund and severance insurance deposit		(72,951)		(92,168)

Balance at end of the year	W	181,767	W	244,218

The Group expects to pay the following future benefits to its employees upon their normal retirement age:

Years Ending	(In millions of Won)

2007	W	27,730
2008		14,404
2009		10,957
2010		12,971
2011		18,871
2012-2016		153,292

	W	238,225

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Group before their normal retirement age.

28.	Employee Share-based Compensation and Other Benefits

The Group has various share-based compensation plans to reward its employees and key executives of the Group, and measures share-based compensation expense using the fair value based method of accounting.

Share-based compensation expense was W3,715 million, W45,459 million and W60,280 million (including the incremental compensation expense of W14,047 million, pretax) in 2004, 2005 and 2006, respectively. The per share weighted fair value of the stock options granted to key employees, executives and directors of the Group was W7,351 for 2004 and W11,201 for 2005 and W5,797 for 2006. These amounts were estimated on the date of the grant using the Black-Scholes option-pricing model or Monte Carlo simulation model.

The following table illustrates the significant assumptions used to estimate the fair value of share options at the grant date:

	Shinhan Financial Group
	2004	2005	2006

Risk-free interest rate	4.39%	4.07%	5.02%
Expected lives	3.50 years	5.00 years	5.00 years
Expected volatility	42.26%	42.31%	11.19%
Expected dividend rate	2.82%	2.79%	3.26%

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Shinhan Financial Group Plan

Shinhan Financial Group has authorized 65,122,736 shares of options to be granted to purchase its common stock. Shinhan Financial Group granted to its key employees, managements and directors of the Group 1,004,200 options, 1,156,300 options, 1,301,600 options and 2,695,200 options and 3,296,200 options at an exercise price of W18,910, W11,800, W21,595, and W28,006 and W38,829 per share with a vesting period of two years from the grant date in 2002, 2003, 2004, 2005 and 2006, respectively. Upon vesting, options may be exercised between two to seven years from the grant date. Options granted to managements and directors are performance based and linked to average market price of the Group’s three main domestic competitors’ shares. For the options granted except options issued on May 22, 2002, May 15, 2003 and March 25, 2004, Shinhan Financial Group may issue common stock or pay in cash the difference between the exercise and market price at the date of exercise. With regard to options granted on May 22, 2002, May 15, 2003 and March 25, 2004, Shinhan Financial Group decided to pay the difference between the exercise price and market price in cash at the date of exercise on May 21, 2004, May 17, 2005 and March 25, 2006, respectively.

Shinhan Bank and Good Morning Shinhan Securities Plan

Shinhan Bank and Good Morning Shinhan Securities granted share options to certain executives with a vesting period of two years from the grant date in 1999, 2000, 2001, 2002, 2003, and 2004, respectively. On March 4, 2004 and March 30, 2005 for Shinhan Bank, and on July 1, 2005 for Good Morning Shinhan Securities, both companies decided to settle all outstanding stock options for cash based on price calculated in reference to the market price of the common stock of Shinhan Financial Group, multiplied by exchange ratio.

A summary of the status of the Group’s unvested options as of December 31, 2006, and changes during the twelve months ended December 31, 2006, is presented below:

	Shinhan Financial Group		Shinhan Bank		Good Morning Shinhan Securities
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Grant Date		Grant Date		Grant Date
	Number	Fair Value	Number	Fair Value	Number	Fair Value
	of Options	Per Option	of Options	Per Option	of Options	Per Option
		(In Won)		(In Won)		(In Won)

Unvested at January 1, 2006	3,820,566	9,943	302,350	952	569,266	1,097
Granted	3,296,200	5,797	—	—	—	—
Vested	(1,243,723)	7,351	(22,350)	952	(345,477)	1,097
Forfeited	(393,884)	8,435	(280,000)	952	(223,789)	1,097

Unvested at December 31, 2006	5,479,159	8,145	—	—	—	—

As of December 31, 2006, there was W23,503 million of total unrecognized compensation cost related to unvested stock awards net of the forfeiture provision. That cost is expected to be recognized over a weighted-average period of 0.8 years.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table presents the share option activities during the period indicated:

	Shinhan Financial Group					Shinhan Bank
		Weighted-					Weighted-
		Average					Average
		Exercise		Aggregate			Exercise		Aggregate
	Number	Price		Intrinsic		Number	Price		Intrinsic
	of Options	Per Option		Value		of Options	Per Option		Value
		(In Won)		(In million			(In Won)		(In million
				Won)					Won)

Outstanding at January 1, 2004	2,046,545	W	15,028			1,041,249	W	8,568
Granted	1,301,600		21,595			340,000		5,000
Exercised	(3,500)		18,910			(469,043)		12,693
Forfeited	(247,703)		16,219			(5,316)		5,000

Outstanding at December 31, 2004	3,096,942		17,698			906,890		5,118
Granted	2,695,200		28,006			—		—
Exercised	(363,665)		15,054			(1,750)		11,700
Forfeited	(101,684)		26,360			(19,739)		5,000

Outstanding at December 31, 2005	5,326,793		22,848			885,401		5,106
Granted	3,296,200		38,829			—		—
Exercised	(277,849)		17,647			(216,379)		5,054
Forfeited	(393,884)		33,371			(280,000)		5,000

Outstanding at December 31, 2006	7,951,260	W	29,133	W	140,233	389,022	W	5,395	W	365

Exercisable at December 31, 2006	2,472,101	W	18,069	W	70,953	389,022	W	5,395	W	365

	Good Morning Shinhan Securities
		Weighted-Average		Aggregate
	Number	Exercise Price		Intrinsic
	of Options	Per Option		Value
		(In Won)		(In million
				Won)

Outstanding at January 1, 2004	9,320,837	W	6,839
Granted	633,000		5,000
Exercised	—		—
Forfeited	(115,812)		5,000

Outstanding at December 31, 2004	9,838,025		6,743
Granted	—		—
Exercised	—		—
Forfeited	(63,734)		5,000

Outstanding at December 31, 2005	9,774,291		6,754
Granted	—		—
Exercised	(445,777)		5,076
Forfeited	(223,789)		5,000

Outstanding at December 31, 2006	9,104,725	W	6,879	W	12,744

Exercisable at December 31, 2006	9,104,725	W	6,879	W	12,744

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The total intrinsic value of options exercised during the year ended December 31, 2004, 2005, and 2006 was W9,594 million. W5,613 million, and W7,977 million, respectively.

The following table sets for the details of share options outstanding at December 31, 2006:

	Shinhan Financial Group
	Options Outstanding			Options Exercisable
		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Exercise Price	Outstanding	Life(1)	Price	Exercisable	Price
			(In Won)		(In Won)

W18,910	607,065	1.39	18,910	607,065	18,910
11,800	723,613	2.37	11,800	723,613	11,800
21,595	1,141,423	2.23	21,595	1,141,423	21,595
28,006	2,381,090	5.25	28,006	—	—
38,829	3,098,069	6.22	38,829	—	—

	7,951,260	4.64	29,133	2,472,101	18,069

	Shinhan Bank
	Options Outstanding			Options Exercisable
		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Exercise Price	Outstanding	Life(1)	Price	Exercisable	Price
			(In Won)		(In Won)

W5,260	99,054	1.24	5,260	99,054	5,260
5,000	84,672	1.33	5,000	84,672	5,000
5,600	187,200	0.24	5,600	187,200	5,600
5,860	18,096	0.24	5,860	18,096	5,860

	389,022	0.73	5,395	389,022	5,395

	Good Morning Shinhan Securities
	Options Outstanding			Options Exercisable
		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life(1)	Price	Exercisable	Price
			(In Won)		(In Won)

W7,640	2,588,355	2.10	7,640	2,588,355	7,640
7,085	1,434,510	2.10	7,085	1,434,510	7,085
7,590	1,980,000	0.96	7,590	1,980,000	7,590
5,850	1,220,000	2.40	5,850	1,220,000	5,850
6,040	90,000	3.08	6,040	90,000	6,040
6,370	540,000	5.40	6,370	540,000	6,370
5,837	343,383	5.40	5,837	343,383	5,837
5,000	908,477	1.96	5,000	908,477	5,000

	9,104,725	2.21	6,879	9,104,725	6,879

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Note:

(1)	Contractual life indicates the sum of service (vesting) period and exercisable period.

Employee Stock Ownership Association

In 2002, the Group and Shinhan Bank established an employee stock ownership association (the ESOA) covering most of their employees. The Group makes discretionary cash contributions to the ESOA on a periodic basis as determined by the Group’s Board of Directors. Shinhan Bank makes cash contributions to the ESOA on a periodic basis based on Shinhan Bank’s actual performance relative to pre-specified net income. The Group and Shinhan Bank contributions are used to purchase shares of the common stock of the Group on the Korean Stock Exchange. All shares acquired by the ESOA are unallocated, and are restricted for a period of four years pursuant to the plan agreements and regulations governing the ESOA. In addition, under the Securities and Exchange Act of Korea, employees participating in the ESOA have a right of first refusal, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered by the Group pursuant to the Securities and Exchange Act of Korea.

Furthermore, this right is exercisable only to the extent that the total number of shares so acquired and held by such employees does not exceed 20% of the Group’s total number of shares then outstanding. For the years ended December 31, 2004, 2005 and 2006, the Group recorded in aggregate W20,852 million, W7,744 million and W32,328 million in expenses related to the ESOA contributions, respectively.

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

The following methods and assumptions are used by the Group in estimating fair value disclosures for its financial instruments:

Assets and liabilities for which fair value approximates carrying value:  The carrying values of certain financial assets and liabilities are reported at cost, including cash and cash equivalents, restricted cash, call loans, accrued interest and dividends receivable, customers’ liability on acceptances, accrued interest payable, security deposits, other assets except for nonmarketable equity investments, acceptances outstanding and other liabilities. The carrying values of these financial assets and liabilities are considered to approximate their fair values due to their short-term nature and negligible losses due to credit risks.

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

Secured borrowings:  The fair values for securities sold under agreements to repurchase are estimated using discounted cash flow calculation that applies interests currently being offered for securities sold under agreements to repurchase with similar maturities. The fair values for beneficial interests issued by the SPEs estimated using quoted market price.

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

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth the estimated fair values, and related carrying or notional amounts of the Group’s financial instruments at December 31:

	2005				2006
	Carrying				Carrying
	Amount		Fair Value		Amount		Fair Value
	(In millions of Won)
Financial assets:
Financial assets for which carrying value approximates fair value	W	11,089,305	W	11,089,305	W	12,890,321	W	12,890,321
Interest-bearing deposits in banks		626,771		626,771		725,191		725,191
Trading assets		4,507,043		4,507,043		4,836,892		4,836,892
Securities		25,442,795		25,459,890		25,039,492		25,149,080
Loans		104,446,954		104,569,756		120,989,101		121,328,781
Non-marketable equity investments included in other assets		1,419,127		2,603,441		1,054,994		2,584,126
Financial liabilities:
Financial liabilities for which carrying value approximates fair value		3,780,364		3,780,364		3,476,941		3,476,941
Deposits		86,421,367		87,043,877		95,496,454		96,416,101
Trading liabilities		1,048,157		1,048,157		1,610,840		1,610,840
Short-term borrowings		11,968,300		11,968,300		10,995,026		10,995,026
Secured borrowings		7,501,707		7,547,573		8,102,714		8,111,843
Long-term debt		26,171,822		25,423,632		32,574,138		31,926,214
Redeemable convertible preferred stock	W	367,871	W	917,890	W	—	W	—

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

For the years ended December 31, 2004, 2005 and 2006, the Group applied fair value hedge accounting exclusively to interest rate swap transactions with the hedged items of fixed rate debts that qualified for the short-cut method. Since the Group assumed no ineffectiveness for those transactions, no ineffective portion was recognized in the consolidated statements of income for the years presented.

The Group enters into various types of derivative transactions in the course of its trading and non-trading activities. Futures and forward contracts are commitments to buy or sell at a future date a financial instrument, commodity or currency at a contracted price and may be settled in cash or through delivery. Swap contracts are commitments to settle in cash at a future date or dates which may range from a few days to a number of years, based on differentials between specified financial indices, as applied to a notional principal amount. Option contracts give

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time, a financial instrument or currency at a contracted price that may also be settled in cash, based on differentials between specified indices.

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

Legal and Tax Contingencies

In the ordinary course of business, the Group is involved in tax and legal proceedings, claims and litigation. As of December 31, 2006, the Group has 258 pending lawsuits as a defendant (total amount: W252,761 million). In the opinion of management, based on current knowledge and after consultation with external counsel, the outcome of such matters will not have a material adverse effect on the Group’s consolidated financial statements.

Lease Commitments

At December 31, 2006, the Group is obliged under a number of non-cancelable operating leases for premises and equipment used primarily for banking purposes. Total rent expense for the years ended December 31, 2004, 2005 and 2006 was W105,280 million, W115,920 million and W151,808 million, respectively. Pursuant to the terms of non-cancelable lease agreements pertaining to premises and equipment in effect at December 31, 2006, future minimum rental commitments under various non-cancelable operating leases are as follows:

Years Ending	(In millions of Won)

2007	W	59,605
2008		31,389
2009		18,985
2010		13,241
2011		6,871
Thereafter		4,909

	W	135,000

In lieu of rent, certain lease agreements require the Group to advance a non-interest-bearing refundable security deposit to the landlord for the Group’s use during the lease term. The amount of the advance is determined by the prevailing market rate. The Group has recorded rent expense and interest income related to these leases of W28,743 million, W28,822 million and W33,872 million on deposit balances of W924,093 million, W1,019,030 million and W1,053,346 million for the years ended December 31, 2004, 2005 and 2006, respectively. Such amounts were calculated based on the fixed interest rate for time deposits with similar maturities.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Credit Commitments and Guarantees

The following table summarizes the contractual amounts relating to unused credit commitments at December 31:

	2005		2006
	(In millions of Won)

Commitments to extend credit:
Corporate	W	46,335,824	W	55,580,067
Credit card lines		16,080,414		13,938,452
Consumer(1)		5,862,898		6,127,061
Commercial letters of credit		2,960,190		2,963,341

	W	71,239,326	W	78,608,921

Note:

(1)	excluding credit card

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

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The table below summarizes all of the Group’s guarantees under FIN 45 at December 31, 2006:

											Maximum
					Total		Current		Amount of		Potential
					Notional		Carrying		Recourse or		Amount of
	Expire Within		Expire After		Amount		Liability		Collateral		Future
	One Year		One Year		Outstanding		Amount(1)		Held		Payments
	(In millions of Won)

Financial stand-by letters of credit	W	221,484	W	13,173	W	234,657	W	978	W	70,180	W	234,657
Other financial guarantees		303,298		9,184		312,482		2,966		89,207		312,482
Performance letters of credit and guarantees		2,136,069		—		2,136,069		18,895		457,164		2,136,069
Liquidity facilities to SPEs		460,104		2,209,977		2,670,081		8,542		—		2,670,081
Loans sold with recourse		—		5,514		5,514		1,676		6,746		5,514
Guarantees on trust accounts		488,602		2,834,049		3,322,651		—		—		3,322,651
Credit derivatives		668,835		143,400		812,235		343		—		812,235

	W	4,278,392	W	5,215,297	W	9,493,689	W	33,400	W	623,297	W	9,493,689

Note:

(1)	Includes allowance for guarantees and acceptances, allowance for unfunded loan commitment and liabilities recorded under FIN. 45.

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

Liquidity facilities to SPEs represent irrevocable commitments to provide contingent liquidity credit lines including commercial paper purchase commitments to SPEs for which the Group serves as the administrator. The SPEs are established by clients to obtain funding from the commercial paper market or the corporate debt market by transferring assets to the SPEs. The Group has commitments to provide liquidity to the SPEs in amounts up to W2,670,081 million at December 31, 2006. Although the Group does not sell assets to these SPEs, it would be required to provide funding under the liquidity facilities in the event that the SPEs do not hold enough funds to make scheduled payments on their outstanding senior debt securities. Under the commercial paper purchase commitments, the Group is required to purchase commercial paper issued by the SPEs when enough funding is not available in the commercial paper market. The Group has limited credit exposure to these SPEs because the risk of first loss is borne by the clients or other third parties, or the SPEs are over-collateralized with the assets sold to them.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Loans sold with recourse represent certain nonperforming loans the Group sold to Korea Asset Management Corporation (KAMCO) prior to 1999. These are accounted for as sales and derecognized from the consolidated balance sheets since control over these loans has been surrendered. The sales agreements contain a recourse liability under which KAMCO can obligate the Group to repurchase certain of these related loans if the related debtors fail to perform in accordance with specific restructuring plans. The recourse liability has no expiration date. Outstanding loans for which the Group has a recourse obligation amounted to W21,953 million and W13,769 million at December 31, 2005 and 2006, respectively. At December 31, 2005 and 2006, the Group has recorded in accrued expenses and other liabilities, W4,069 million and W1,676 million, respectively, representing its estimated obligation to repurchase the loans with recourse.

Guarantees on trust accounts represent guarantee on the Guaranteed Principal Money Trusts which require the Group to guarantee the return of the principal amount invested at the termination of a fixed term deposit. The Group manages and administers trust assets in the capacity as a fiduciary on agent behalf of its customers. Trust assets and liabilities are excluded from the consolidated financial statements of the Group, and are recorded in separate accounts from those of the Group’s business. The guarantees on trusts funds qualify as derivatives under SFAS 133, and are included in trading liabilities at fair value on the Group’s consolidated balance sheets with corresponding changes included in earnings. See Note 35 and 36 for further discussion related to trust accounts.

The Group enters into certain guarantee contracts that meet the characteristics of a derivative under SFAS No. 133. Such derivatives effectively guarantee the return on counterparty’s referenced portfolio of assets. These credit derivatives will expire on various dates up to March 20, 2011 and have an aggregate notional amount of W812,235 million, which represents the maximum potential amount of future payments on the contracts. At December 31, 2006, these derivatives were recorded on the consolidated balance sheet at fair value of W250 million and W343 million in trading assets and liabilities, respectively.

Pledged Assets

The following table sets forth the primary components of assets pledged as collateral for borrowings and other purposes at December 31:

	2005		2006
	(In millions of Won)

Short-term and long-term deposits	W	64	W	55
Trading securities		663,229		193,688
Available-for-sale securities		11,473,807		3,776,585
Held-to-maturity securities		1,546,167		4,983,153
Loans		2,430,559		2,372,809
Real estate		31,361		27,480
Other assets		29,910		4,672

	W	16,175,097	W	11,358,442

32.	Concentrations of Geographic and Credit Risks

Geographic Risk

Loans to borrowers based in Korea represented approximately 98% of the Group’s loan portfolio at December 31, 2005 and 2006. Investments in debt and equity securities of Korean entities represented approximately 99% and 98% of the Group’s investment portfolio at December 31, 2005 and 2006, respectively.

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

The Group regularly monitors various segments of its credit risk portfolio to assess potential concentration of risks and to obtain collateral when deemed necessary. Except for securities issued by KDIC, BOK and other governmental entities, no entity was responsible for 10% or more of the Group’s total loans outstanding, trading assets and liabilities, available-for-sale securities, held-to-maturity debt securities or total interest and dividend income at December 31, 2005 and 2006 and for each of the three years ended on December 31, 2006.

The following table presents major products including both on-balance sheet (100% loans) and off-balance sheet (principally commitments to extend credit) exposures at December 31:

	2005						2006
	Credit		On-Balance		Off-Balance		Credit		On-Balance		Off-Balance
	Exposure		Sheet		Sheet		Exposure		Sheet		Sheet
					(In millions of Won)

Commercial and industrial	W	66,211,349	W	35,728,132	W	30,483,217	W	80,162,745	W	40,062,760	W	40,099,985
Other commercial		44,825,210		21,408,703		23,416,507		51,116,005		27,319,293		23,796,712
Lease financing		754,473		754,473		—		584,641		584,641		—
Mortgage and home equity		26,142,838		25,840,334		302,504		30,525,917		30,097,346		428,571
Credit cards		33,955,266		17,874,852		16,080,414		17,862,756		3,924,304		13,938,452
Other consumer		9,801,956		4,241,562		5,560,394		26,156,408		20,457,918		5,698,490

	W	181,691,092	W	105,848,056	W	75,843,036	W	206,408,472	W	122,446,262	W	83,962,210

33.	Related Party Transactions

A number of banking transactions are entered into with related parties in the normal course of business. These include trust accounts managed by the Group, and loans to executives, directors and affiliated parties.

Trust Accounts

Under the Korean Trust Law and the Korean Trust Business Act, the Group serves as trustee to the trust accounts in a trust management capacity in the normal course of business. See Note 35 for more information on trust accounts.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Loans to Executives, Directors and Affiliated Parties

The following table summarizes the movements in the amount of loans to executive officers, directors, director nominees, their immediate families and companies affiliated with the directors at December 31:

	2005		2006
	(In millions of Won)

Loans at beginning of the year	W	213,270	W	180,697
New loans		26,660		53,473
Repayments		(59,233)		(62,407)

Loans at end of the year	W	180,697	W	171,763

The following table sets forth the outstanding balances at December 31, and the related income and expenses for the years ended December 31 for related party transactions:

	2004				2005				2006
			Executives,				Executives,				Executives,
			Directors and				Directors and				Directors and
	Trust		Affiliated		Trust		Affiliated		Trust		Affiliated
	Accounts		Parties		Accounts		Parties		Accounts		Parties
					(In millions of Won)

Loans	W	—	W	213,270	W	—	W	180,697	W	—	W	171,763
Accrued expenses and other assets		91,624		—		7,098		—		8,846		—
Short-term borrowings		600,924		—		660,385		—		957,812		—
Other liabilities		669		—		354		—		602		—
Other interest income		768		—		—		—		—		—
Net trust management fees		115,711		—		73,995		—		70,093		—
Interest expense on short-term borrowings		16,985		—		17,052		—		28,267		—
Interest on loans		—		6,828		—		3,538		—		3,863

It is the Group’s policy to make loans available to employees and officers on terms equivalent to those at which it extends credit to unrelated parties. The Group does not customarily track or aggregate the total earnings on such loans as outstanding amounts are not material.

34.	Segment Reporting

For management reporting purposes, the Group’s business segment results are reported to management under Korean GAAP. The Group is organized into seven major business segments: retail banking, corporate banking, treasury and international business, other banking services, securities brokerage services, credit card and life Insurance. The Group’s reportable segments are based on the nature of the products and services provided, the type or class of customers, and the Group’s management organization, and provide the basis on which the Group reports its primary segment information:

•	Retail banking — Activities within this segment include savings and demand deposits, consumer loans and mortgages of individual customers and sole proprietors with lending limits of W1,000 million or less.

•	Corporate banking — Activities within this segment include loans, overdrafts, other credit facilities, deposits in foreign currencies and other foreign currency activities. The corporate banking segment’s

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

assets and liabilities are mainly from transactions with customers including small and medium sized private companies, publicly traded enterprises and sole proprietors with lending limits greater than W1 billion.

•	Treasury and international business — Activities within this segment include Shinhan Bank’s internal asset and liability management, proprietary trading in securities and derivatives, proprietary investment in security portfolios using Shinhan Bank’s capital, and operation of Shinhan Bank’s overseas branches.

•	Other banking services — Activities within this segment include Shinhan Bank’s impaired loan management, administration of Shinhan Bank and Chohung Bank operations, and operation of Shinhan Bank’s overseas branches.

•	Securities brokerage services — Activities within this segment include a full range of brokerage services, investment advice and financial planning to retail customers, and various investment banking services to corporate customers conducted through Good Morning Shinhan Securities.

•	Credit card — Activities within this segment include processing domestic as well as overseas credit and debit card operations conducted through Shinhan.Card. The credit card segment’s assets and liabilities are mainly from transactions with individual or corporate cardholders and card merchants.

•	Life Insurance — Activities within this segment include Shinhan Life Insurance’s providing life-insurance products and financial consulting services, by various sales distributions such as FC, TM, CM and Bancasurance (bank alliances including Shinhan Bank), which meet the needs of individual and group customers who want health insurance, whole life insurance and pension plan, etc.

Other banking services of the Group are comprised of activities of the holding company and other subsidiaries such as Jeju Bank and Shinhan Capital, none of which constitutes a separately reportable segment.

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

The Group continuously assesses its assumptions, methodologies and reporting classifications to better reflect the nature and activities of the Group’s business segments. The Group’s business segments for the year ended December 31, 2006 have been changed reflecting the merger between Shinhan Bank and Chohung Bank, spit-merger of Chohung Bank’s credit card business with Shinhan card, and life insurance being reportable segment in 2006. The corresponding information for 2004 and 2005 has been restated.

Geographic segment disclosures have been excluded as assets and revenues attributable to external customers in foreign countries are not significant.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth information about reporting segments at and for the years ended December 31:

	2004
	Shinhan Bank
					Treasury &		Other		Securities						Subtotal			US	Inter-
	Retail		Corporate		International		Banking		Brokerage		Credit				before			GAAP	Segment
	Banking		Banking		Business		Services		Services(1)		Card(2)		Other		Elimination			Adjustments	Transactions(3)		Total

Net interest income	W	1,951,678	W	787,620	W	2,944	W	319,760	W	54,043	W	935,518	W	(2,607)	W	4,048,956	W	(541,271)	W	66,227	W	3,573,912

Non-interest income(4)		844,808		550,533		3,900,510		647,295		643,209		2,350		1,710,856		8,299,561		(5,974,088)		(205,272)		2,120,201

Total revenues		2,796,486		1,338,153		3,903,454		967,055		697,252		937,868		1,708,249		12,348,517		(6,515,359)		(139,045)		5,694,113

Provision (reversal) for credit losses		495,277		53,767		(4,811)		14,133		(4,696)		848,650		23,977		1,426,297		(1,257,429)		(33,454)		135,414

Non-interest expense(5)		1,428,652		545,677		3,829,181		688,794		642,572		396,563		508,387		8,039,826		(4,921,411)		(219,872)		2,898,543

Depreciation and amortization		84,196		4,321		1,400		75,108		15,560		6,611		46,458		233,654		195,181		0		428,835

Net income (loss) before tax		788,361		734,388		77,684		189,020		43,816		(313,956)		1,129,427		2,648,740		(531,700)		114,281		2,231,321

Income tax expense (benefit)		196,140		164,983		24,427		(22,243)		240		(2,984)		32,202		392,765		300,093		71,593		764,451

Net income (loss)		592,221		569,405		53,257		211,263		43,576		(310,972)		1,097,225		2,255,975		(831,793)		42,688		1,466,870

US GAAP adjustments		(103,419)		583,383		(126,890)		(183,499)		15,784		234,796		(1,251,948)		(831,793)		—		—		—

Intersegment transactions		(7,078)		(35,559)		(4,493)		(2,353)		9,849		110,378		(28,056)		42,688		—		—		—

Consolidated net income (loss)	W	481,724	W	1,117,229	W	(78,126)	W	25,411	W	69,209	W	34,202	W	(182,779)	W	1,466,870		—		—	W	1,466,870

Segments’ total assets	W	53,440,752	W	33,542,889	W	31,318,925	W	14,725,637	W	2,956,183	W	2,639,195	W	18,816,473	W	158,757,600	W	(4,932,814)	W	(10,316,764)	W	143,508,022

Notes:

(1)	Securities brokerage business is conducted through Good Morning Shinhan Securities.

(2)	Credit card business is conducted through Shinhan Card.

(3)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management reporting system.

(4)	Includes extraordinary gain of W27,507 million.

(5)	Includes cumulative effect of change in accounting principle of W23,049 million.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	2005
	Shinhan Bank
					Treasury &		Other		Securities								Subtotal			US	Inter-
	Retail		Corporate		International		Banking		Brokerage		Credit		Life				before			GAAP	Segment
	Banking		Banking		Business		Services		Services(1)		Card(2)		Insurance		Other		Elimination			Adjustments	Transactions(3)		Total
	(In millions of Won)

Net interest income	W	2,039,376	W	872,620	W	(226,809)	W	204,052	W	63,580	W	953,909	W	13,813	W	258,069	W	4,178,610	W	(706,977)	W	2,005	W	3,473,638

Non-interest income		695,234		510,988		5,351,148		615,273		816,703		102,030		244,939		1,890,659		10,226,974		(7,191,557)		(333,636)		2,701,781

Total revenues		2,734,610		1,383,608		5,124,339		819,325		880,283		1,055,939		258,752		2,148,728		14,405,584		(7,898,534)		(331,631)		6,175,419

Provision (reversal) for credit losses		257,456		123,617		(40,352)		76,509		(3,550)		478,324		582		23,132		915,718		(1,094,656)		(4,550)		(183,488)

Non-interest expense		1,308,457		458,555		5,255,279		847,805		747,699		362,895		249,049		94,727		9,324,466		(5,623,340)		(400,723)		3,300,403

Depreciation and amortization		83,741		5,976		1,500		71,052		15,082		6,551		534		40,335		224,771		152,579		0		377,350

Net income (loss) before tax		1,084,956		795,460		(92,088)		(176,041)		121,052		208,169		8,587		1,990,534		3,940,629		(1,333,117)		73,642		2,681,154

Income tax expense (benefit)		193,567		185,729		(33,602)		(105,182)		33,812		(5,224)		2,540		27,405		299,045		543,082		100,259		942,386

Net income (loss)		891,389		609,731		(58,486)		(70,859)		87,240		213,393		6,047		1,963,129		3,641,584		(1,876,199)		(26,617)		1,738,768

US GAAP adjustments		(28,165)		(5,793)		(202,405)		(89,089)		(11,575)		276,554		(5,428)		(1,810,298)		(1,876,199)		—		—		—

Intersegment transactions		(54,583)		(6,341)		(24,479)		(17,345)		6,572		81,678		2,121		(14,240)		(26,617)		—		—		—

Consolidated net income (loss)	W	808,641	W	597,597	W	(285,370)	W	(177,293)	W	82,237	W	571,625	W	2,740	W	138,591	W	1,738,768		—		—	W	1,738,768

Segments’ total assets	W	58,950,357	W	35,556,820	W	30,689,729	W	14,898,400	W	3,882,713	W	3,688,479	W	5,129,302	W	22,152,606	W	174,948,406	W	(10,200,361)	W	(9,632,732)	W	155,115,313

Notes:

(1)	Securities brokerage business is conducted through Good Morning Shinhan Securities.

(2)	Credit card business is conducted through Shinhan Card and the credit card segment in Chohung Bank.

(3)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management reporting system.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	2006
	Shinhan Bank
					Treasury &		Other		Securities								Subtotal			US		Inter-
	Retail		Corporate		International		Banking		Brokerage		Credit		Life				before			GAAP		Segment
	Banking		Banking		Business		Services		Services(1)		Card(2)		Insurance		Other		Elimination			Adjustments		Transactions(3)	Total
	(In millions of Won)

Net interest income	W	2,231,772	W	842,971	W	(179,077)	W	608,577	W	66,779	W	717,696	W	227,637	W	58,664	W	4,575,019	W	(555,515)	W	(38,706)	W	3,980,798

Non-interest income		628,249		213,138		6,136,650		1,035,394		1,258,781		1,296		2,134,346		2,436,079		13,843,933		(9,668,057)		(250,102)		3,925,774

Total revenues		2,860,021		1,056,109		5,957,573		1,643,971		1,325,560		718,992		2,361,983		2,494,743		18,418,952		(10,223,572)		(288,808)		7,906,572

Provision (reversal) for credit losses		283,214		135,887		(13,099)		(36,830)		2,578		92,021		2,314		49,291		515,376		(289,273)		(257)		225,846

Non-interest expense(4)		1,323,078		441,850		5,596,254		1,274,417		1,173,243		430,395		2,187,251		418,108		12,844,596		(7,512,991)		(209,480)		5,122,123

Depreciation and amortization		104,468		5,671		3,638		89,217		15,637		12,318		6,619		28,560		266,128		204,679		0		470,807

Net income (loss) before tax		1,149,261		472,701		370,780		317,167		134,102		184,258		165,799		1,998,784		4,792,852		(2,625,985)		(79,071)		2,087,796

Income tax expense (benefit)		323,726		133,151		104,442		89,340		37,912		(47,834)		44,265		29,230		714,232		(98,445)		(33,845)		581,942

Net income (loss)		825,535		339,550		266,338		227,827		96,190		232,092		121,534		1,969,554		4,078,620		(2,527,540)		(45,226)		1,505,854

US GAAP adjustments		735,044		(624,388)		(634,614)		23,600		4,698		25,761		(25,608)		(2,032,033)		(2,527,540)		—		—		—

Intersegment transactions		(13,536)		(21,975)		(165,196)		(4,516)		9,848		120,492		16,645		13,012		(45,226)		—		—		—

Consolidated net income (loss)	W	1,547,043	W	(306,813)	W	(533,472)	W	246,911	W	110,736	W	378,345	W	112,571	W	(49,467)	W	1,505,854		—		—	W	1,505,854

Segments’ total assets	W	70,533,863	W	33,462,110	W	26,653,700	W	23,557,387	W	4,126,940	W	3,558,415	W	6,225,865	W	25,583,922	W	193,702,202	W	(9,325,381)	W	(9,009,704)	W	175,367,117

Notes:

(1)	Securities brokerage business is conducted through Good Morning Shinhan Securities.

(2)	Credit card business is conducted through Shinhan Card and the credit card segment in Chohung Bank.

(3)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management reporting system.

(4)	Includes cumulative effect of change in accounting principle of W10,184 million.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

35.	Trust Accounts

The Group offers a variety of asset management and administrative services under trust arrangements in accordance with the Korean Trust Law and the Korean Trust Business Act. In a trust management capacity, the Group is required to exercise due care in managing and preserving the trust assets. The trust accounts managed by the Group are classified into performance based trusts and guaranteed trusts in terms of the nature of the trusts, and the guaranteed trusts consist of Guaranteed Principal Money Trusts and Guaranteed Fixed Rate Money Trusts.

The Guaranteed Principal Money Trusts require the Group to guarantee the return of the principal amount invested at the termination of a fixed term deposit. Additionally, the Group guarantees a specified rate of return on the principal amount invested in Guaranteed Fixed Rate Money Trusts. Based on the Group’s analysis of potential risk and reward generated from the guaranteed trusts, the Guaranteed Fixed Rate Money Trusts were consolidated in the Group’s consolidated financial statements in accordance with FIN 46R. See Note 36 for further discussion on the consolidation scope of the trust accounts.

With respect to managing of the trust accounts, the Group charges investment management fees on the Guaranteed Principal Money Trusts and other performance based trusts, and receives commission income, including penalty charges for early withdrawal of fixed term deposits.

36.	Securitizations and Variable Interest Entities

The Group primarily securitizes, sells and services corporate loans, credit card receivables, mortgage and student loans. In certain situations, the Group also provides liquidity guarantees to investors in the form of beneficial interests and standby letters of credit as discussed in Note 31.

The Group recognized net gain(loss) of W1,023 million, W94,411 million, and W(5,018) million in 2004, 2005, and 2006, respectively, related to securitizations and sale of loans in which the Group has surrendered control.

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

The following table presents the carrying amounts and classification of consolidated assets that are pledged as collateral for VIE obligations, including VIEs where the Group is the primary beneficiary:

	2005		2006
	(In millions of Won)

Loans	W	2,008,800	W	1,922,217
Securities		4,710,614		4,715,195
Other assets		529,467		470,747

	W	7,248,881	W	7,108,159

Of the W7,248,881 million and W7,108,159 million of total assets of VIEs consolidated by the Group at December 31, 2005 and 2006, respectively, W4,810,734 million and W4,499,357 million represent structured transactions where the Group packages and securitizes assets or the Group provides credit enhancement or liquidity guarantees; W2,406,142 million and W2,550,573 million represent investment trusts that holds investments on

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

behalf of the Group; W32,005 million and W58,229 million represent the Guaranteed Fixed Rate Money Trusts constructed by the Group.

The Group consolidated its Guaranteed Fixed Rate Money Trusts because the Group was deemed to be the primary beneficiary. These trusts were constructed by the Group and the Group would absorb the majority of the expected losses of the trusts by providing a guarantee of the principal and a fixed rate of return on the principal amount in trust. The Group did not consolidate its Guaranteed Principal Money Trusts or performance based trusts because the Group was not the primary beneficiary.

In addition to the VIEs that are consolidated in accordance with FIN 46R, the Group has significant variable interests in certain other VIEs that are not consolidated because the Group is not the primary beneficiary. These VIEs are structured by other third parties. In all cases, the Group does not absorb the majority of the VIEs’ expected losses nor does it receive a majority of the VIEs’ expected residual returns, or both. These VIEs facilitate client transactions, and the Group provides the VIEs with administration services and liquidity. The transactions with these VIEs are conducted at an arm’s length, and individual credit decisions are based upon the analysis of the specific VIE, taking into consideration the quality of the underlying assets. The Group records and reports these transactions with the VIEs similar to any other third party transactions.

The following table presents the aggregated total assets of significant variable interest entities where the Group holds a significant variable interest, but does not consolidate, and the Group’s maximum exposure to loss as a result of its involvement with these entities at December 31:

	2005				2006
			Maximum				Maximum
	Total Assets		Exposure		Total Assets		Exposure
	(In millions of Won)

SPEs created for structured financing	W	4,302,822	W	2,743,489	W	26,810,740	W	8,784,815
Credit enhancement provided to SPEs		13,554,109		3,055,887		12,959,520		4,402,508
Collateralized loan obligation		13,342		—		1,837		—
Guaranteed principal money trusts		3,160,917		3,060,652		2,603,772		2,505,600

Total	W	21,031,190	W	8,860,028	W	42,375,869	W	15,692,923

As most of these liquidity facilities expire without being drawn, the total variable interest in these VIEs is not, in the Group’s view, representative of the Group’s actual future funding requirement.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

37.	Other Comprehensive Income

The following table sets forth the movements of other comprehensive income, net of tax:

	Foreign		Net Unrealized		Accumulated
	Currency		Gain on		Other
	Translation		Available-for-		Comprehensive
	Adjustments		Sale Securities(1)		Income
	(In millions of Won)

Balance at January 1, 2004	W	6,039	W	52,057	W	58,096
Foreign currency translation adjustment, net of tax
effect of W7,003		(18,462)		—		(18,462)
Unrealized net gain on available-for-sale securities, net of tax effect of W47,851		—		128,195		128,195
Less: Reclassification adjustment for net realized gain included in income, net of tax effect W3,776		—		9,956		9,956

Balance at December 31, 2004		(12,423)		170,296		157,873
Foreign currency translation adjustment, net of tax effect of W4,561		(12,024)		—		(12,024)
Unrealized net loss on available-for-sale securities, net of tax effect of W81,975		—		(220,975)		(220,975)
Less: Reclassification adjustment for net realized gain included in income, net of tax effect W9,512		—		25,076		25,076

Balance at December 31, 2005		(24,447)		(75,755)		(100,202)
Foreign currency translation adjustment, net of tax effect of W5,050		(13,315)		—		(13,315)
Unrealized net gain on available-for-sale securities, net of tax effect of W121,742		—		323,165		323,165
Less: Reclassification adjustment for net realized gain included in income, net of tax effect W63,460		—		(167,304)		(167,304)

Balance at December 31, 2006	W	(37,762)	W	414,714	W	376,952

Notes:

(1)	Equity method investments included.

38.	Subsequent Events

On March 19, 2007, the Group acquired 98,517,316 shares or 78.6% of the issued and outstanding common stock of LG Card, currently Korea’s largest credit card company, from the creditors committee of LG Card, led by Korea Development Bank. See Note 3.

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

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Distributions of retained earnings of Shinhan Bank and Jeju Bank are restricted in order to meet the minimum capital ratio requirements under the FSC regulations. Also, retained earnings of Shinhan Bank and other subsidiaries of the Parent Company are restricted in accordance with the Bank Act of Korea, the Korean Commercial Law and other laws.

In certain instances, the Parent Company provided guarantees to other financial institutions that provided funding to its subsidiaries. Guarantees to such other financial institutions are W50,000 million, W57,000 million and W3,500 million at December 31, 2004, 2005 and 2006, respectively.

The following table presents the cash dividends paid to the Parent Company by its subsidiaries and affiliates for the three years ended December 31:

	2004		2005		2006
	(In millions of Won)

Cash dividends paid by:
Consolidated subsidiaries	W	252,807	W	379,210	W	465,525
Equity method investees		3,730		4,846		5,616

	W	256,537	W	384,056	W	471,141

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Parent Company’s condensed balance sheets as of December 31, 2005 and 2006, and the related condensed statements of income and cash flows for each of three-year period ended December 31, 2004, 2005 and 2006 are as follows:

CONDENSED BALANCE SHEETS

	2005		2006
	(In millions of Korean Won)

Assets
Deposits with banking subsidiary	W	64,374	W	468,561
Advances to, and receivables from, subsidiaries:
Banking subsidiaries		93,140		—
Non-banking subsidiaries		1,390,910		1,185,072
Investment (at equity) in subsidiaries:
Banking subsidiaries		8,729,742		10,034,672
Non-banking subsidiaries		1,848,179		2,294,576
Premises and equipment		2,290		1,688
Other assets		159,698		684,865

Total assets	W	12,288,333	W	14,669,434

Liabilities and stockholders’ equity
Short-term debt	W	85,188	W	120,000
Long-term debt		3,860,573		4,483,724
Accrued expenses and other liabilities		163,916		86,372

Total liabilities		4,109,677		4,690,096

Redeemable convertible preferred stock		367,872		—
Stockholders’ equity		7,810,784		9,979,338

Total liabilities, redeemable convertible preferred stock and stockholders’ equity	W	12,288,333	W	14,669,434

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

CONDENSED STATEMENTS OF INCOME

	2004		2005		2006
	(In millions of Korean Won)

Income
Dividends from banking subsidiaries	W	244,807	W	367,210	W	428,412
Dividends from non banking subsidiaries		11,730		16,846		42,729
Interest income from banking subsidiaries		6,111		7,189		3,977
Interest income from non banking subsidiaries		108,153		88,622		75,173
Other income		19,253		4,749		19,188

Total income		390,054		484,616		569,479
Expenses
Interest expense		247,711		240,609		239,115
Salaries and employee benefits		15,328		23,163		15,641
Other expense		32,490		14,400		36,154

Total expenses		295,529		278,172		290,910

Income before income tax expense (benefit) and undistributed net income of subsidiaries		94,525		206,444		278,569
Income tax expense (benefits)		46,480		(2,879)		(12,610)

Income before undistributed net income of subsidiaries		48,045		209,323		291,179
Equity in undistributed net income of subsidiaries:
Banking subsidiaries		1,259,134		1,320,723		840,456
Non-banking subsidiaries		159,691		208,722		338,666

Net income	W	1,466,870	W	1,738,768	W	1,470,301

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2004		2005		2006
	(In millions of Korean Won)

Cash flows from operating activities
Net income	W	1,466,870	W	1,738,768	W	1,470,301
Less: Net income of subsidiaries		(1,675,362)		(1,913,501)		(1,650,263)

Parent Company net income (loss)		(208,492)		(174,733)		(179,962)
Depreciation on premises and equipment		763		767		857
Grant of stock options		1,988		7,087		(1,872)
Cash dividends from subsidiaries		256,537		384,056		471,141
Interest expense		42,919		29,487		28,675
Unrealized foreign exchange gain		(18,141)		(2,156)		(5,838)
Unrealized foreign exchange loss		18,132		2,156		5,838
Other assets, net (excluding assets for LG Card acquisition)		53,937		(34,905)		(6,463)
Accrued expenses and other liabilities, net		94,656		(24,422)		(38,498)

Net cash provided by operating activities		242,299		(187,337)		273,878

Cash flows from investing activities
Repayments from subsidiaries		168,024		272,543		293,140
Purchases of at equity in subsidiaries		(111,894)		(368,104)		—
Disposition of investment in subsidiaries		—		2,912		—
Net change in premises and equipment		(1,706)		—		(87)
Increase in other assets (relating to LG Card acquisition)		—		—		(519,318)

Net cash provided by (used in) investing activities		54,424		(92,649)		(226,265)

Cash flows from financing activities
Net change in short-term debt		(44,000)		35,188		34,812
Proceeds from issuance of long-term debt		246,036		780,000		2,300,000
Repayments of long-term debt		(230,921)		(635,600)		(1,700,131)
Net change in treasury stock		59		62		(29)
Cash dividends paid		(242,105)		(241,109)		(278,078)

Net cash provided by (used in) financing activities		(270,931)		(61,459)		356,574

Net increase in cash and due from banks		25,792		33,229		404,187
Cash and due from banks, beginning of the year		5,353		31,145		64,374

Cash and due from banks, end of the year	W	31,145	W	64,374	W	468,561

Cash paid for interest	W	204,791	W	211,122	W	210,441

INDEX OF EXHIBITS

1.1	Articles of Incorporation (in English)†***
2.1	Form of Common Stock Certificate (in English)†*
2.2	Form of Deposit Agreement to be entered into among Shinhan Financial Group, Citibank, N.A., as depositary, and all owners and holders from time to time of American depositary receipts issued thereunder, including the form of American depositary receipt*
2.3	Long-term debt instruments of Shinhan Financial Group, Shinhan Bank and other consolidated subsidiaries for which financial statements are required to be filed are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Shinhan Financial Group agrees to furnish the Commission on request a copy of any instrument defining the rights of holders of its long-term debt and that of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.*
4.1	Stock Purchase Agreement by and between Korea Deposit Insurance Corporation and Shinhan Financial Group dated July 9, 2003**
4.2	Investment Agreement by and between Shinhan Financial Group and Korea Deposit Insurance Corporation dated July 9, 2003*
4.3	Agreed Terms, dated June 22, 2004, by and among the President of Korea Deposit Insurance Corporation, CEO of Shinhan Financial Group, CEO of Chohung Bank, Chairman of the National Financial Industry Labor Union of Korea and the Head of the Chohung Bank Chapter of the National Financial Industry Labor Union*
4.4	Merger Agreement between Shinhan Bank and Chohung Bank (in English)†***
4.5	Split-Merger Agreement between Shinhan Card and Chohung Bank (in English)†***
4.6	Form of Share Purchase Agreement, dated January 17, 2006, by and between Shinhan Financial Group and the holders of the redeemable preferred shares and the redeemable convertible shares issued by Shinhan Financial Group as part of the funding for the acquisition of LG Card Co., Ltd. (in English)†
8.1	List of all subsidiaries of Shinhan Financial Group
12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act
12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act
13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)
13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

†	A fair and accurate translation from Korean into English.

*	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003.

**	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003. Confidential treatment has been requested for certain portions of the Stock Purchase Agreement.

***	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 30, 2006.

E-1