Form 20-F/A
period 2006-12-31
SHINHAN FINANCIAL GROUP CO LTD
filed 2007-10-12
CIK 1263043

As filed with the Securities and Exchange Commission on October 12, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F/A
(Amendment No. 1)

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission File Number: 001-31798

Shinhan Financial Group Co., Ltd.
(Exact name of registrant as specified in its charter)

N/A (Translation of registrant’s name into English)	The Republic of Korea (Jurisdiction of incorporation or organization)

120, 2-Ga, Taepyung-Ro, Jung-Gu
Seoul 100-102, Korea
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:
Common stock, par value Won 5,000 per share American depositary shares	New York Stock Exchange* New York Stock Exchange

*	Not for trading, but only in connection with the listing of American depositary shares on the New York Stock Exchange, pursuant to the requirements of the Securities and Exchange Commission.
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
Yes ☐          No ☐

EXPLANATORY NOTE
SIGNATURES
INDEX TO FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - INTERNAL CONTROL OVER FINANCIAL REPORTING
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Changes in Stockholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
EX-12.1 CERTIFICATIONS
EX-12.2 CERTIFICATIONS
EX-13.1 CHIEF EXECUTIVE OFFICER CERTIFICATION
EX-13.2 CHIEF FINANCIAL OFFICER CERTIFICATION

EXPLANATORY NOTE
     This Amendment No. 1 to the registrant’s annual report for the fiscal year ended December 31, 2006 (File No. 001-31798) (the “Original Annual Report”) is being filed solely for the purpose of correcting a typographical error in the Report of Independent Registered Public Accounting Firm included in the registrant’s financial statements referred to in Item 8. Financial Information, Item 18 Financial Statements and Item 19 Exhibits, as set forth below:
•	on page F-2, the reference to “our report dated June 13, 2007” in the last paragraph of the Report of Independent Registered Public Accounting Firm shall be changed to “our report dated June 18, 2007”.
     This Amendment No. 1 does not reflect events occurring after the filing of the Original Annual Report and does not modify or update the disclosure therein in any way other than as required to reflect the amendments described herein and reflected below. No other changes have been made to the Original Annual Report. The filing of this Amendment No. 1 should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to the date of the filing of the Original Annual Report.
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

1

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
See Exhibit Index beginning on page E-1 of the Original Annual Report.

2

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: October 12, 2007

Shinhan Financial Group Co, Ltd.
By:	/s/ In Ho Lee
	Name:	In Ho Lee
	Title:	President & Chief Executive Officer

3

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

We have also audited, in accordance with the standards of Public Company Accounting Oversight Board (United States), the effectiveness of Shinhan Financial Group, Co., Ltd. and its subsidiaries’ internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 18, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

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