Form 20-F
period 2007-12-31
SHINHAN FINANCIAL GROUP CO LTD
filed 2008-06-30
CIK 1263043

As filed with the Securities and Exchange Commission on June 30, 2008
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission File Number: 001-31798

Shinhan Financial Group Co., Ltd.
(Exact name of registrant as specified in its charter)

N/A (Translation of registrant’s name into English)	The Republic of Korea (Jurisdiction of incorporation or organization)

120, 2-Ga, Taepyung-Ro, Jung-Gu
Seoul 100-102, Korea
(Address of principal executive offices)

Sung Hun Ryu, +822 6360 3071, irshy@shinhan.com, +822 6360 3098 (F), 120, 2-Ga, Taepyung-Ro. Jung-Gu Seoul 100-102, Korea
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person))

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

Indicate the number of outstanding shares of each of Shinhan Financial Group’s classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report: 396,199,587 shares of common stock, par value of Won 5,000 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:  Yes ☑     No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:  Yes ☐     No ☑

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑     Accelerated filer ☐     Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑     International Financial Reporting Standards as issued by the International Accounting Standards Board ☐     Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:  Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2) of the Exchange Act:  Yes ☐     No ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court:  Yes ☐     No ☐

i

		Page

ITEM 15.	CONTROLS AND PROCEDURES	251
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	252
ITEM 16B.	CODE OF ETHICS	252
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	253
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	253
ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY SHINHAN CARD AND AFFILIATED PURCHASERS	253
ITEM 17.	FINANCIAL STATEMENTS	253
ITEM 18.	FINANCIAL STATEMENTS	254
ITEM 19.	EXHIBITS	254
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS		F-1
INDEX OF EXHIBITS		E-1
EX-1.1. ARTICLES OF INCORPORATION
EX-4.7 ACQUISITION AGREEMENT
EX-8.1 LIST OF ALL SUBSIDIARIES
EX-12.1 CERTIFCATIONS OF OUR CEO
EX-12.2 CERTIFICATIONS OF OUR CFO
EX-13.1 CERTIFICATIONS OF OUR CEO
EX-13.2 CERTIFICATIONS OF OUR CFO

ii

EXPLANATORY NOTE

Effective as of April 3, 2006, we merged Shinhan Bank, our principal banking subsidiary, into Chohung Bank, our then wholly-owned subsidiary whose controlling equity interest we acquired in August 2003, and renamed the merged entity as Shinhan Bank. Unless otherwise indicated, statistical and financial information relating to Shinhan Bank for the year ended December 31, 2006 includes the corresponding information of Chohung Bank for the period from January 1, 2006 through April 2, 2006. See “Item 4. Information on the Company — History and Development of Shinhan Financial Group — History and Organization.”

On March 23, 2007, we acquired the controlling equity interest in LG Card, the largest credit card company in Korea. We then applied the equity method of accounting for our previous ownership interest of 7.15% in LG Card. Where indicated, statistical and financial information of the prior years presented herein were adjusted to reflect the equity method of accounting. See note 2 in the notes to the consolidated financial statements included in this annual report for additional information. Effective as of September 21, 2007, we completed the acquisition of the remaining LG Card shares, and LG Card became our wholly-owned subsidiary. On October 1, 2007, LG Card assumed all of the assets, liabilities, and contracts of the former Shinhan Card, our then-existing credit card subsidiary, and changed its name to “Shinhan Card.” On the same date, the former Shinhan Card changed its name to “SHC Management Co., Ltd.” Unless otherwise indicated, statistical and financial information relating to Shinhan Card for the year ended December 31, 2007 include the corresponding information of the former Shinhan Card for the period from January 1, 2007 through September 30, 2007 and the corresponding information of LG Card (renamed Shinhan Card on October 1, 2007) for the period from March 1, 2007 through December 31, 2007. See “Item 4. Information on the Company — Acquisition of LG Card.”

Former Shinhan Card refers to the entity created on June 4, 2002 as a result of the spin-off of the credit card division of Shinhan Bank, into which the credit card division of Chohung Bank was merged on April 3, 2006. Following the transfer of all of its assets and liabilities to LG Card on October 1, 2007, former Shinhan Card currently survives under the name of SHC Management Co., Ltd. without any significant assets and liabilities. Unless otherwise indicated, statistical and financial information relating to former Shinhan Card for the year ended December 31, 2006 includes the corresponding information of the credit card division of Chohung Bank for the period from April 3, 2006 through December 31, 2006. See “Item 4. Information on the Company — History and Development of Shinhan Financial Group — History and Organization.”

In order to present more comprehensive financial data regarding Shinhan Card’s financial condition, this annual report contains certain financial information presented on a “managed” basis that includes, subject to certain adjustments, financial receivables that Shinhan Card has sold in asset-backed securitization transactions but which may continue to have an effect on Shinhan Card’s future operations and financial condition. The managed data is not audited and is not presented or prepared in accordance with U.S. GAAP or Korean GAAP. There can be no assurances that the managed financial and operating data accurately reflects Shinhan Card’s financial condition or performance had it not conducted asset-backed securitization transactions or fully consolidated the special purpose companies to which Shinhan Card sold the financial receivables or that the managed operating data accurately reflect Shinhan Card’s results of operations on an overall or product level basis.

CERTAIN DEFINED TERMS, CONVENTIONS AND CURRENCY OF PRESENTATION

Unless otherwise specified or the context otherwise requires:

•	the terms “we,” “us,” “our,” “Shinhan Financial Group,” “SFG” and the “Group” mean Shinhan Financial Group Co., Ltd. and its consolidated subsidiaries;

•	the terms “Shinhan Bank” and “SHB” refer to the surviving entity following the merger of the former Shinhan Bank into Chohung Bank effective April 3, 2006 and such entity’s consolidated subsidiaries;

•	the term “former Shinhan Bank” refers to Shinhan Bank and its consolidated subsidiaries as in existence prior to its merger with Chohung Bank effective April 3, 2006;

•	the terms “Chohung Bank,” “Chohung” and “CHB” refer to Chohung Bank and its consolidated subsidiaries as in existence prior to its merger with Shinhan Bank effective April 3, 2006;

•	the term “Shinhan Card” refers to LG Card, which on October 1, 2007 assumed all of the assets and liabilities of former Shinhan Card and was renamed as Shinhan Card, and its consolidated subsidiaries;

•	the term “former Shinhan Card” refers to the entity created on June 4, 2002 as a result of the spin-off of the credit card division of Shinhan Bank, into which the credit card division of Chohung Bank was split-merged on April 3, 2006, and currently surviving under the name of SHC Management after transferring of all of its assets and liabilities to LG Card (renamed Shinhan Card) on October 1, 2007; and

•	the term “LG Card” refers to LG Card and its consolidated subsidiaries. After acquisition by us of its controlling equity interest, LG Card became our subsidiary on March 23, 2007, and on October 1, 2007, LG Card assumed all of the assets and liabilities of former Shinhan Card and was renamed Shinhan Card.

All references to “Korea” or the “Republic” contained in this document mean The Republic of Korea. All references to the “government” mean the government of The Republic of Korea. The “Financial Supervisory Service” is the executive body of the Financial Services Commission, renamed as such as of February 29, 2008 from the Financial Supervisory Commission. References to “MOSF” are to the Ministry of Strategy and Finance, renamed as such as of February 29, 2008 from the Ministry of Finance and Economy.

Our fiscal year ends on December 31 of each year. All references to a particular year are to the year ended December 31 of that year.

In this annual report, unless otherwise indicated, all references to “Won” or “~~W~~” are to the currency of the Republic, and all references to “U.S. Dollars,” “Dollars,” “$” or “US$” are to the currency of the United States of America. Unless otherwise indicated, all translations from Won to Dollars were made at ~~W~~935.8 to US$1.00, which was the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) in effect on December 31, 2007. On June 16, 2008, the Noon Buying Rate was ~~W~~1,038.5 = US$1.00. No representation is made that the Won or U.S. Dollar amounts referred to in this report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

Unless otherwise indicated, the financial information presented in this document has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

FORWARD LOOKING STATEMENTS

This document includes “forward-looking statements,” as defined in Section 27A of the U.S. Securities Act, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), including statements regarding our expectations and projections for future operating performance and business prospects. The words “believe,” “expect,” “anticipate,” “estimate,” “project” and similar words used in connection with any discussion of our future operating or financial performance identify forward-looking statements. In addition, all statements other than statements of historical facts included in this document are forward-looking statements.

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

SELECTED FINANCIAL DATA

Selected Consolidated Financial and Operating Data under U.S. GAAP

The selected consolidated financial data set forth below for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 and as of December 31, 2003, 2004, 2005, 2006 and 2007 have been derived from our consolidated financial statements which have been prepared in accordance with U.S. GAAP. Our consolidated financial statements as of and for the years ended December 31, 2003 have been audited by independent registered public accounting firm Samil PricewaterhouseCoopers. Our consolidated financial statements as of and for the years ended December 31, 2004, 2005, 2006 and 2007 have been audited by independent registered public accounting firm KPMG Samjong Accounting Corp.

You should read the following data with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included in “Item 18. Financial Statements.” Historical results do not necessarily predict future results.

Consolidated Income Statement Data

	Year Ended December 31,
	2003		2004		2005		2006		2007		2007
	(In billions of Won and millions of US$, except per common share data)

Interest and dividend income	~~W~~	5,331	~~W~~	7,712	~~W~~	7, 488	~~W~~	8,893	~~W~~	12,149	$12,983
Interest expense		2,998		4,138		4,014		4,912		6,979	7,458

Net interest income		2,333		3,574		3,474		3,981		5,170	5,525
Provision (reversal) for credit losses		965		135		(183)		226		81	86
Noninterest income		1,118		2,092		2,945		3,786		4,738	5,063
Noninterest expense		1,937		3,451		3,641		5,308		6,745	7,208
Income tax expense		248		682		1,015		650		1,057	1,131
Minority interest		26		153		16		18		95	101

Income before extraordinary item and effect of accounting change		275		1,245		1,930		1,565		1,930	2,062
Extraordinary gain		—		28		—		—		—	—
Cumulative effect of a change in accounting principle, net of taxes		—		(23)		—		(10)		—	—

Net income	~~W~~	275	~~W~~	1,250	~~W~~	1,930	~~W~~	1,555	~~W~~	1,930	$2,062

Net income per common shares (in currency unit):
Net income — basic(1)(3)	~~W~~	1,024	~~W~~	4,133	~~W~~	5,763	~~W~~	4,180	~~W~~	4,480	$4.79
Net income — diluted(2)(3)		984		3,704		5,419		4,180		4,390	4.69
Weighted average common shares outstanding-basic (in thousands of common shares)		262,987		292,465		333,424		372,173		382,731
Weighted average common shares outstanding-diluted (in thousands of common shares)		279,745		337,479		356,140		372,173		396,484

Notes:

(1)	Basic earnings per share are calculated by dividing the net income available to holders of our common shares by the weighted average number of common shares issued and outstanding for the relevant period.

(2)	Dilutive earnings per share are calculated in a manner consistent with that of basic earnings per share, while giving effect to the potential dilution that could occur if convertible securities, options or other contracts to issue common shares were converted into or exercised for common shares. We have two categories of potentially dilutive common shares: (i) shares issuable upon the exercise of stock options and (ii) shares issuable upon conversion of the redeemable convertible preferred shares. In 2006, there was no dilutive effect on earnings per share due to a change in accounting policy in 2006 which resulted in the use of the number of the outstanding shares as of the beginning of the year and the election by us to grant cash in lieu of stock upon the exercise of stock options by our employees. We may in the future grant shares in lieu of cash upon the exercise of stock options by our employees, which may impact the dilutive earnings per share in the future.

(3)	We applied the equity method of accounting for the previous ownership interest of 7.15% in LG Card in conformity with APB opinion No. 18. Accordingly, the investment, our results of operation and retained earnings were retroactively adjusted as we acquired control over LG Card in 2007.

Consolidated Balance Sheet Data

	As of December 31,
	2003		2004		2005		2006		2007		2007
	(In billions of Won and millions of US$,
	except per common share data)

Assets:
Cash and cash equivalents	~~W~~	1,897	~~W~~	2,444	~~W~~	2,434	~~W~~	1,691	~~W~~	3,580	$3,826
Restricted cash		3,662		3,301		3,644		6,758		4,745	5,070
Interest-bearing deposits		409		220		627		725		1,094	1,169
Call loans and securities purchased under resale agreements		1,898		1,591		1,499		1,243		802	858
Trading assets:
Trading securities and other		2,857		4,639		3,573		3,474		8,220	8,784
Derivatives assets		520		1,678		934		1,363		1,962	2,097
Securities:
Available-for-sale securities		18,099		18,108		22,480		16,939		22,849	24,416
Held-to-maturity securities		3,605		3,099		2,963		7,581		8,224	8,789
Loans (net of allowance for loan losses of ~~W~~3,631 billion in 2003, ~~W~~2,311 billion in 2004, ~~W~~1,512 billion in 2005, ~~W~~1,575 billion in 2006 and ~~W~~2,099 billion in 2007)		91,791		94,752		104,447		120,989		149,723	159,994
Customers’ liability on acceptances		2,365		2,012		1,879		1,417		1,701	1,817
Premises and equipment, net		2,003		1,848		1,876		2,097		2,455	2,623
Goodwill and intangible assets		1,676		1,660		2,957		2,584		6,160	6,582
Security deposits		966		968		1,078		1,108		1,294	1,383
Other assets		4,601		6,889		4,688		7,118		8,813	9,418

Total assets	~~W~~	136,349	~~W~~	143,209	~~W~~	155,079	~~W~~	175,087	~~W~~	221,622	$236,826

Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Interest-bearing	~~W~~	82,161	~~W~~	79,934	~~W~~	83,278	~~W~~	91,578	~~W~~	103,241	$110,324
Non-interest-bearing		1,328		2,746		3,143		3,918		3,162	3,379
Trading liabilities		513		1,758		1,048		1,611		2,509	2,681
Acceptances outstanding		2,365		2,012		1,879		1,417		1,701	1,817
Short-term borrowings		11,204		10,954		11,968		10,995		15,801	16,886
Secured borrowings		6,316		6,308		7,502		8,103		11,452	12,237
Long-term debt		21,218		23,617		26,172		32,574		46,496	49,686
Future policy benefit		—		—		4,778		5,683		6,769	7,234
Accrued expenses and other liabilities		6,555		9,631		7,078		9,244		13,369	14,286

Total liabilities		131,660		136,960		146,846		165,123		204,500	218,530

Minority interest		583		66		80		162		212	226
Redeemable convertible preferred stock		711		736		368		—		—	—
Stockholders’ equity:
Common stock		1,472		1,596		1,795		1,908		1,981	2,117
Redeemable convertible preferred stock		—		—		—		—		74	79
Redeemable preferred stock		—		—		—		—		145	155
Additional paid-in capital		1,073		1,658		2,407		2,710		7,147	7,637
Retained earnings		1,189		2,239		3,928		5,205		6,801	7,268
Accumulated other comprehensive income, net of taxes		58		158		(100)		141		762	814
Less: treasury stock, at cost		(397)		(204)		(245)		(162)		—	—

Total stockholders’ equity		3,395		5,447		7,785		9,802		16,910	18,070

Total liabilities, minority interest, Redeemable Convertible Preferred Stock and stockholders’ equity	~~W~~	136,349	~~W~~	143,209	~~W~~	155,079	~~W~~	175,087	~~W~~	221,622	$236,826

Dividends

	Year Ended December 31,
	2003(1)		2004(1)		2005(1)		2006(1)		2007(1)
	(In Won and US$, except ratios)

U.S. GAAP:
Cash dividends per share of common stock:
In Korean Won	~~W~~	600	~~W~~	600	~~W~~	750	~~W~~	800	~~W~~	900
In U.S. dollars		$0.50		$0.50		$0.74		$0.86		$0.96
Cash dividends per share of preferred stock
In Korean Won		N/A	~~W~~	135.12	~~W~~	365.34	~~W~~	365.34		—
In U.S. dollars		N/A		$0.13		$0.36		$0.36		—
Stock dividends per share of common stock		—		—		—		—		—
Korean GAAP:
Cash dividends per share of common stock:
In Korean Won	~~W~~	600	~~W~~	600	~~W~~	750	~~W~~	800	~~W~~	900
In U.S. dollars		$0.50		$0.50		$0.74		$0.86		$0.96
Dividend ratio(2)		12.00%		12.00%		15.00%		16.00%		18.00%
Cash dividends per share of preferred stock:
In Korean Won		N/A	~~W~~	857	~~W~~	1,183	~~W~~	1,427	~~W~~	1,389
In U.S. dollars		N/A		$0.83		$1.17		$1.54		$1.48
Dividend ratio(3)		N/A		17.14%		23.66%		28.54%		27.78%
Stock dividends per share of common stock		—		—		—		—		—

N/A = Not applicable.

Notes:

(1)	Represents dividends declared on the common shares of Shinhan Financial Group.

(2)	Represents dividends declared and paid as a percentage of par value of ~~W~~5,000 per common share of Shinhan Financial Group.

(3)	Represents dividends declared and paid as a percentage of par value of ~~W~~5,000 per preferred share of Shinhan Financial Group.

Selected Statistical Information

Profitability Ratios

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(Percentages)

Net income as a percentage of:
Average total assets(1)	0.29%	0.86%	1.29%	0.93%	0.91%
Average stockholders’ equity(1)(2)	8.83	27.35	33.78	17.55	9.73
Including redeemable convertible preferred shares(3)	8.15	23.62	30.64	17.17	9.73
Dividend payout ratio(4)	57.20	18.62	14.41	21.66	18.48
Net interest spread(5)	2.48	2.63	2.64	2.55	2.49
Net interest margin(6)	2.65	2.78	2.70	2.75	2.82
Efficiency ratio(7)	56.13	63.60	56.72	68.34	68.08
Cost-to-average assets ratio(8)	2.01	2.49	2.44	3.18	3.17
Equity to average asset ratio(9):	3.24	3.16	3.83	5.31	9.32
Including redeemable convertible preferred shares(3)	3.51	3.66	4.22	5.43	9.32

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank (for each year ended December 31, 2003, 2004, 2005, 2006 and 2007 including Chohung Bank) and Jeju Bank and (b) quarterly balances for other subsidiaries.

(2)	Does not include the redeemable preferred shares or the redeemable convertible preferred shares, other than the Series 10 redeemable preferred shares and the Series 11 redeemable convertible preferred shares, which were issued in January 2007 partly as funding for the LG Card acquisition. The information for the Series 10 and Series 11 preferred shares are included in the information for 2007. The terms of the Series 10 redeemable preferred shares are different from those of other redeemable preferred shares issued by us, and the terms of the Series 11 redeemable convertible preferred shares are different from those of other redeemable convertible preferred shares issued by us. Unlike the other preferred shares, the Series 10 and Series 11 preferred shares are treated as stockholders’ equity under U.S. GAAP. For a description of the Series 10 and Series 11 preferred shares, see Item 10 “Additional Information — Articles of Incorporation — Description of Capital Stock — Description of Redeemable Preferred Stock — Series 10 Redeemable Preferred Stock” and “— Description of Redeemable Convertible Preferred Stock — Series 11 Redeemable Convertible Preferred Stock.”

(3)	Prior to the issuance of the Series 10 redeemable preferred shares and the Series 11 redeemable convertible preferred shares, we issued several other series of redeemable preferred shares and redeemable convertible preferred shares in August 2003, as part of the funding for the Chohung Bank acquisition. Some of these shares have been redeemed since their issuance. The redeemable preferred shares other than the Series 10 redeemable preferred shares are treated as debt under U.S. GAAP, and their effects on the profitability ratio are not shown in the table. The redeemable convertible preferred shares other than the Series 11 redeemable preferred shares have characteristics of mezzanine securities and are treated as neither debt nor stockholders’ equity under U.S. GAAP, and their effects on the profitability ratio in the table above for comparative purposes. For a description of these preferred shares, see Item 10 “Additional Information — Articles of Incorporation — Description of Capital Stock — Description of Redeemable Preferred Stock” and “— Description of Redeemable Convertible Preferred Stock.”

(4)	Represents the ratio of total dividends declared on common stock as a percentage of net income.

(5)	Represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.

(6)	Represents the ratio of net interest income to average interest-earning assets.

(7)	Represents the ratio of noninterest expense to the sum of net interest income and noninterest income, a measure of efficiency for banks and financial institutions. Efficiency ratio may be reconciled to comparable line-items in our income statements for the periods indicated as follows:

	Year Ended December 31,
	2003		2004		2005		2006		2007
	(In billions of Won, except percentages)

Non-interest expense (A)	~~W~~	1,937	~~W~~	3,604	~~W~~	3,641	~~W~~	5,308	~~W~~	6,745
Divided by
The sum of net interest income and noninterest income (B)		3,451		5,666		6,419		7,767		9,908
Net interest income		2,333		3,574		3,474		3,981		5,170
Noninterest income		1,118		2,092		2,945		3,786		4,738
Efficiency ratio ((A) as a percentage of (B))		56.13%		63.61%		56.72%		68.34%		68.08%

(8)	Represents the ratio of noninterest expense to average total assets.

(9)	Represents the ratio of average stockholders’ equity (not including the redeemable preferred shares or the redeemable convertible preferred shares, other than the Series 10 redeemable preferred shares and the Series 11 redeemable convertible preferred shares) to average total assets.

Asset Quality Ratios

	As of December 31,
	2003		2004		2005		2006		2007
	(In billions of Won, except percentages)

Total loans	~~W~~	95,295	~~W~~	97,080	~~W~~	105,848	~~W~~	122,446	~~W~~	151,818
Total allowance for loan losses		3,631		2,311		1,512		1,575		2,099
Allowance for loan losses as a percentage of total loans		3.81%		2.38%		1.43%		1.29%		1.38%
Total non-performing loans(1)	~~W~~	1,844	~~W~~	1,750	~~W~~	1,594	~~W~~	1,253	~~W~~	1,322
Non-performing loans as a percentage of total loans		1.94%		1.80%		1.51%		1.02%		0.87%
Non-performing loans as a percentage of total assets		1.35%		1.22%		1.03%		0.72%		0.60%
Impaired loans(2)	~~W~~	3,488	~~W~~	2,646	~~W~~	2,285	~~W~~	1,375	~~W~~	1,487
Allowance for impaired loans		1,349		885		704		865		909
Impaired loans as a percentage of total loans		3.66%		2.73%		2.16%		1.12%		0.98%
Allowance for impaired loans as a percentage of impaired loans		38.68%		33.45%		30.81%		62.91%		61.13%

Notes:

(1)	Non-performing loans are defined as loans, whether corporate or consumer, that are past due more than 90 days.

(2)	Impaired loans include loans that are classified as “substandard” or below according to the asset classification guidelines of the Financial Services Commission, loans that are past due more than 90 days and loans that qualify as “troubled debt restructurings” under U.S. GAAP.

Capital Ratios

	As of December 31,
	2003	2004	2005	2006	2007
	(Percentages)

Requisite capital ratio(1)	118.41%	129.41%	132.81%	139.28%	N/A
BIS ratio(1)	N/A	N/A	N/A	N/A	9.85%
Total capital adequacy ratio for Shinhan Bank(2)	10.49	11.94	12.23	12.01	12.09
Tier I capital adequacy ratio	6.34	7.45	8.16	7.81	7.64
Tier II capital adequacy ratio	4.15	4.49	4.07	4.20	4.45
Total capital adequacy ratio for Chohung Bank(2)	8.87	9.40	10.94	N/A	N/A
Tier I capital adequacy ratio	4.47	4.99	6.52	N/A	N/A
Tier II capital adequacy ratio	4.40	4.41	4.42	N/A	N/A
Adjusted equity capital ratio of Shinhan Card(3)	13.78	16.48	17.68	17.47	25.31
Solvency ratio for Shinhan Life Insurance(4)	224.69	265.69	232.12	232.60	226.05

N/A = Not available

Notes:

(1)	We were restructured as a financial holding company on September 1, 2001, and until 2006, under the guidelines issued by the Financial Services Commission applicable to financial holding companies were required to maintain minimum capital as measured by the requisite capital ratio. For 2003, 2004, 2005 and 2006, the minimum requisite capital ratio applicable to us as a holding company was 100%. Starting 2007, under the revised guidelines, the minimum requisite capital ratio applicable to us changed to the Bank for International Settlement (“BIS”) ratio of 8%. Requisite capital ratio is computed as the ratio of net aggregate amount of our equity capital to aggregate amounts of requisite capital. This computation is based on our consolidated financial statement in accordance with Korean GAAP. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

(2)	Chohung Bank was merged with Shinhan Bank in April 2006. Accordingly, the capital adequacy ratio information for 2006 and afterwards is not available for Chohung Bank.

(3)	Represents the ratio of total adjusted shareholders’ equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Services Commission for credit card companies. Under these regulations, a credit card company is required to maintain a minimum adjusted equity capital ratio of 8%. This computation is based on the nonconsolidated financial statements of the credit card company prepared in accordance with Korean GAAP.

The information as of December 31, 2003, 2004 and 2005 includes the information of former Shinhan Card and does not include the information of the credit card division of Chohung Bank. The information as of December 31, 2006 represents the information of former Shinhan Card (including that of the credit card division of Chohung Bank, which was split-merged into former Shinhan Card on April 3, 2006). The information as of December 31, 2007 represents the information for LG Card, renamed Shinhan Card on October 1, 2007 (including that of the assets and liabilities of former Shinhan Card, which were transferred to LG Card on October 1, 2006).

For comparison, the adjusted equity capital ratio of LG Card as of December 31, 2003, 2004, 2005 and 2006 was −28.08%, −6.89%, 25.55% and 34.25%, respectively.

(4)	Solvency ratio is the ratio of the solvency margin to the standard amount of solvency margin as defined and computed in accordance with the regulations issued by the Financial Services Commission for life insurance companies. Under these regulations Shinhan Life Insurance is required to maintain a minimum solvency ratio of 100%. Shinhan Life Insurance’s solvency ratio as of the end of its latest fiscal year on March 31, 2008 was 222.74%.

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

	As of December 31,
	2006		2007
	(In millions of Won, except percentages)

Equity capital	~~W~~	14,184,052		N/A
Requisite capital		10,183,478		N/A
Requisite capital ratio		139.28%		N/A
Tier 1 capital		N/A	~~W~~	8,389,075
Tier 2 capital		N/A		7,556,865

Total risk-adjusted capital		N/A	~~W~~	15,945,940

Total risk-adjusted assets		N/A	~~W~~	161,849,385

Capital adequacy ratio(%)		N/A		9.85%
Tier 1 capital ratio(%)		N/A		5.18%
Tier 2 capital ratio(%)		N/A		4.67%

EXCHANGE RATES

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low
	(Won per US$1.00)

2000	1,267.0	1,140.0	1,267.0	1,105.5
2001	1,313.5	1,293.4	1,369.0	1,234.0
2002	1,186.3	1,242.0	1,332.0	1,160.6
2003	1,192.0	1,193.0	1,262.0	1,146.0
2004	1,035.1	1,139.3	1,195.1	1,035.1
2005	1,010.0	1,023.2	1,059.8	997.0
2006	930.0	950.1	1,002.9	913.7
2007	935.8	928.0	950.2	903.2
2008 (through June 16)	1,038.5	991.1	1,047.0	935.2
January	943.4	942.1	953.2	935.2
February	942.8	943.9	948.2	937.2
March	988.6	981.7	1,021.5	947.1
April	1,005.0	986.9	1,005.0	973.50
May	1,028.5	1,034.1	1,047.0	1,004.0
June (through June 16)	1,038.5	1,028.8	1,044.0	1,016.8

Source: Federal Reserve Bank of New York

Note:

(1)	Represents the average of the Noon Buying Rates on the last day of each month during the relevant period.

We have translated certain amounts in Korean Won, which appear in this document, into dollars for convenience. This does not mean that the Won amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, translations of Won amounts to U.S. dollars are based on the Noon Buying Rate in effect on December 31, 2007, which was ~~W~~935.8 to US$1.00. On June 16, 2008, the Noon Buying Rate in effect was ~~W~~1,038.5 to US$1.00.

RISK FACTORS

An investment in the American depositary shares representing our common shares involves a number of risks. You should carefully consider the following information about the risks we face, together with the other information contained in this document, in evaluating us and our business.

Risks Relating to Competition

Competition in the Korean financial services industry is intense, and we may experience a loss of market share and declining margins as a result.

We compete principally with other national commercial banks in Korea but also face competition from other sources, including foreign banks operating in Korea, government-owned development banks, specialized banks and regional banks, as well as various other types of financial institutions, including credit card companies, securities companies and asset management companies. Competition in the Korean financial services industry has been, and is likely to remain, intense, and we believe that regulatory reforms and the general modernization of business practices in Korea has led, and will lead, to increased competition among financial institutions in Korea. In particular, we believe that foreign financial institutions, many of which have greater experiences and resources than we do, will continue to enter the Korean market and compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, the Korean banking industry is undergoing consolidation as well as several other developments. For example, Kookmin Bank may convert itself into a financial holding company and the Government is reportedly considering privatizing the whole or part of the government-invested development banks, including Korea Development Bank and Woori Financial Holding. The financial institutions resulting from these developments may, by virtue of their increased size, expanded business scope and more efficient operations, add further competitive pressure. There can be no assurance that we will be able to compete successfully with these or other domestic and foreign financial institutions.

Over the past several years, competition has been particularly fierce in our core banking area of small- to medium-enterprise lending, as most Korean banks have focused their business on this area after reducing their exposure to large corporations. Such trend has contributed to, and may further aggravate, lower profitability and asset quality problems in this area. Competition has also been intense in the credit card business, as Korean banks and credit card companies have engaged in aggressive marketing activities, which may result in asset quality problems previously experienced with respect to credit card receivables. In addition, when the Financial Investment Services and Capital Market Act becomes effective in February 2009, which has been enacted with the aim of promoting integration and rationalization of the Korean capital markets and financial investment products industry, it may further intensify competition among financial institutions in Korea.

Increased competition and market saturation from any or all of the foregoing developments may result in a loss of market share and declining margins. In particular, if other banks and financial institutions adopt the strategy of competing on the basis of reduced interest rates, we may be required to do the same, which would undermine our net interest margin and profitability in addition to customer attrition resulting from competition. Any of such developments would have a material adverse effect on our business, growth, financial condition and results of operation.

Risks Relating to Our Banking Business

We have significant exposure to small- and medium-sized enterprises, and financial difficulties experienced by such enterprises may result in a deterioration of our asset quality and have an adverse impact on us.

One of our core banking businesses is lending to small- and medium-sized enterprises (as defined in Item 4. Information on the Company — Business Overview — Our Principal Activities — Corporate Banking Services — Small- and Medium-sized Enterprises Banking). Our loans to such enterprises increased from ~~W~~39,943 billion as of December 31, 2005 to ~~W~~47,159 billion as of December 31, 2006 and ~~W~~62,296 billion as of December 31, 2007, representing 37.7%, 38.5% and 41.0%, respectively, of our total loan portfolio as of such dates. As of the same dates, the non-performing loan ratios for such loans were 2.54%, 1.64%, and 1.26%, respectively. Non-performing loans to small- and medium-sized enterprises were ~~W~~1,015 billion, ~~W~~775 billion and ~~W~~784 billion, of our total loans to small- and medium-sized enterprises, as of December 31, 2005, 2006 and 2007, respectively.

From 2002 to 2004, Korean banks, including our banking subsidiaries, generally experienced relatively high delinquency ratios with respect to loans in this segment, in large part due to aggressive lending by the banks to such enterprises with insufficient regard to asset quality as Korean economy experienced a downturn. While the delinquency ratios for loans in this segment generally stabilized and has remained relatively low since 2005, there is no assurance that delinquencies among such enterprises will not rise to the previous levels. According to the Financial Supervisory Service, the delinquency ratio for Won-currency loans by Korean commercial banks to small- and medium-sized enterprises was 1.1% as of December 31, 2007.

Our banking subsidiaries have significant exposure to the real estate leasing and service companies and the construction companies. Recently, these companies are increasingly experiencing financial difficulties due to a slowdown in the housing market following the adoption of government regulations designed to stem speculations in the real estate market. A substantial majority of these companies to which we have exposed are small- to medium-sized enterprises. These enterprises experienced significant difficulties in times of economic downturns in the past, which resulted in higher delinquencies and impairment. This has been particularly the case for our customers that are even smaller enterprises, such as small unincorporated businesses and sole proprietorships, which tend to be affected to a greater extent that the larger corporate borrowers by downturns in Korean economy. As of December 31, 2005, 2006 and 2007, under Korean GAAP, Shinhan Bank’s Won-denominated loans to the real estate leasing and service industry amounted to ~~W~~6,649 billion, ~~W~~8,719 billion and ~~W~~12,212 billion, or 6.63%, 7.67% and 11.47% of the total Won-denominated loans, respectively, and had delinquency ratios (net of charge-offs and loans sales) of 1.23%, 0.62% and 0.90%, respectively. As of December 31, 2005, 2006 and 2007, under Korean GAAP, Shinhan Bank’s Won-denominated loans to the construction industry amounted to ~~W~~2,311 billion, ~~W~~2,874 billion and ~~W~~3,893 billion, or 2.31%, 2.53% and 3.66% of total Won-denominated loans, respectively, and had delinquency ratios (net of charge-offs and loans sales) of 1.53%, 1.01% and 1.36%, respectively.

We are taking active measures to curtail delinquency with respect to our loans to the small- and medium-sized enterprises, including strengthening loan application review processes and closely monitoring borrowers in vulnerable sectors. Despite such efforts, however, there is no assurance that the delinquency ratio for our loans to the small- and medium-sized enterprises will not rise in the future. For example, the intensifying competition among banks to increase lending to these enterprises may result in aggressive lending with insufficient regard to asset quality and profitability. Furthermore, adverse economic developments, such as increases in oil and other raw material prices or volatility of the Won against other currencies, may undermine the ability of our customers in these sectors to service their debt. In addition, many small- and medium-sized enterprises have close business relationships with the largest corporate conglomerates, known as “chaebols,” primarily as suppliers or subcontractors. Any financial or operational difficulties faced by those chaebols, or outsourcing of the relevant part of their supply chain to overseas suppliers, would likely hurt the operating results and liquidity of the domestic small- to medium-sized enterprises, including those to which we have exposure, resulting in an impairment of their ability to repay our loans. Any significant rise in the interest rates in Korea would also impair their ability to repay our loans. A significant rise in the delinquency ratios among these borrowers would have a material adverse effect on our business, liquidity, results of operation and financial condition.

A decline in the value of the collateral securing our loans and our inability to fully realize the collateral value may adversely affect our credit portfolio.

Borrowers’ homes, other real estate and other securities secure substantial portions of our loans. As of December 31, 2007, under Korean GAAP, the secured portion of Shinhan Bank’s Won-denominated loans amounted to ~~W~~67,353 billion, or 63.54% of such loans. We cannot assure you that the collateral value may not materially decline in the future. Shinhan Bank’s general policy is to lend up to 50% to 70% of the appraised value of collateral (except in “highly speculated” areas designated by the government where we are required to limit our lending to 40% of the appraised value of collateral) and to periodically re-appraise our collateral. However, downturns in the real estate market in Korea have from time to time resulted in the value of the collateral falling below the outstanding principal balance of the underlying loans. Declines in real estate prices reduce the value of the collateral securing our mortgage and home equity loans, and such reduction in the value of collateral may result in our inability to cover the uncollectible portion of our secured loans. A decline in the value of the real estate or other collateral securing our loans, or our ability to obtain additional collateral in the event of such declines, may result in the deterioration of our asset quality and require us to take additional loan loss provisions.

In Korea, foreclosure on collateral generally requires a written petition to a Korean court. Foreclosure proceedings in Korea typically take from seven months to one year from initiation to collection depending on the nature of the collateral, and any foreclosure application may be subject to delays and administrative requirements, which may result in a decrease in the recovery value of such collateral. There can be no assurance that we will be able to realize the full value of collateral as a result of, among others, delays in foreclosure proceedings, defects in the perfection of collateral, fraudulent transfers by borrowers and general declines in collateral value due to the oversupply of properties available in the market. Our failure to recover the expected value of collateral could expose us to losses.

We have exposure to large corporations, and, as a result, future financial difficulties experienced by them may have an adverse impact on us.

Of our 20 largest corporate exposures as of December 31, 2007, ten were companies that are or were members of the main debtor groups identified by the Governor of the Financial Supervisory Service, which are largely comprised of chaebols. As of such date, the total amount of our exposures to the main debtor group was ~~W~~22,610 billion, or 10.9% of our total exposures to corporations. See “Item 4. Business Overview — Assets and Liabilities — Exposure to chaebols.” If the credit quality of our exposures to the main debtor group declines, we may be required to record additional loan loss provisions in respect of loans and impairment losses in respect of securities, which would adversely affect our financial condition, results of operations and capital adequacy. We cannot assure you that the allowances we have established against these exposures will be sufficient to cover all future losses arising from such exposures. In addition, with respect to those companies that are in or in the future enter into workout or liquidation proceedings, we may not be able to make any recoveries against such companies. We may, therefore, experience future losses with respect to those exposures, which may have a material adverse impact on our financial condition, results of operations and capital adequacy. See “Item 4. Information on the Company — Description of Assets and Liabilities — Loan Portfolio — Exposure to the Main Debtor Groups.”

A significant portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, which increases the risk of our corporate credit portfolio.

As of December 31, 2007, our loans, securities, guarantees and acceptances to our 20 largest borrowers totaled ~~W~~29,373 billion, or 14.2% of our total exposures. As of that date, our single largest corporate credit exposure was to the Samsung group, to which we had outstanding credit exposure of ~~W~~4,425 billion, or 2.1% of our total exposures. On a consolidated basis, our exposure to any single borrower and exposure to any single group of companies belonging to the same conglomerate is limited under Korean law to 20% and 25%, respectively, of the Net Total Equity Capital (as defined in “Item 4. Information about the Company — Supervision and Regulation”) under Korean GAAP. However, any further deterioration in the financial condition of our large corporate borrowers may require us to take substantial additional provisions and may have a material adverse impact on our results of operations and financial condition.

Any deterioration in the asset quality of our guarantees and acceptances will likely have a material adverse affect on our financial condition and results of operations.

In the normal course of our banking activities, we make various commitments and incur certain contingent liabilities in the form of guarantees and acceptances. Certain guarantees issued or modified after December 31, 2002 that are not derivative contracts have been recorded on our consolidated balance sheet at their fair value at inception. Other guarantees are recorded as off-balance sheet items in the footnotes to our financial statements and those guarantees that we have confirmed to make payments on become acceptances, which are recorded on the balance sheet. As of December 31, 2007, we had aggregate guarantees of ~~W~~12,772 billion and aggregate acceptances of ~~W~~1,701 billion, for which we provided allowances for losses of ~~W~~21 billion in respect of the guarantees and ~~W~~2 billion in respect of acceptances. If we experience significant asset quality deterioration with respect to our guarantees and acceptances, there is no assurance that our allowances will be sufficient to cover any actual losses resulting in respect of these liabilities, or that the losses we incur on guarantees and acceptances will not be larger than the outstanding principal amount of the loans.

The loss of deposit accounts maintained by Korean courts may adversely affect our financial position and results of operations.

Following its merger with Chohung Bank, Shinhan Bank assumed Chohung Bank’s business of providing designated depositary services to litigants engaged in legal or other proceedings in Korea. Chohung Bank had an almost exclusive market share of that business for approximately 40 years. While more than 10 banks (including Shinhan Bank) compete for these services, as of December 31, 2007, Shinhan Bank’s market share for these services was approximately 70% based on the deposit amount. Since December 2004, newly opened courts are required to select the provider of these services through a competitive bidding, and the existing courts are required to evaluate the bank that provides these services on a periodic basis and, if such bank receives low marks on the evaluation, select a different bank through competitive bidding. In light of these requirements, there can be no assurance that we will continue to maintain the dominant market share at the current level. Because court deposits are a low-cost source of funding and we had total court deposits of ~~W~~5,137 billion as of December 31, 2007, respectively, which accounted for 6.6% of our total Won deposits as of such date, the loss or reduction of such business may significantly hurt our financial condition and results of operations.

Risks Relating to Our Credit Card Business

Future changes in market conditions as well as other factors may lead to an increase in delinquency levels.

In recent years, credit card and other consumer debt has increased significantly in Korea. As of December 31, 2007, our credit card assets amounted to ~~W~~14,681 billion. Our large exposure to credit card and other consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers in general. Accordingly, a rise in unemployment, an increase in interest rates or other difficulties in the Korean economy that have an adverse effect on Korean consumers could result in reduced growth and deterioration in the credit quality of our credit card asset portfolio. In line with industry practice, Shinhan Card has restructured a large portion of delinquent balances as loans. As of December 31, 2007, these restructured loans outstanding amounted to ~~W~~350 billion. However, there is no assurance that Shinhan Card will be able to prevent significant credit quality deterioration in its asset portfolio.

Growing market saturation in the credit card sector may adversely affect growth prospects and profitability of Shinhan Card.

Over the past several years, substantially all commercial banks and financial institutions in Korea have focused their businesses on, and engaged in aggressive marketing campaigns in the credit card sector. The growth, market share and profitability of Shinhan Card’s credit card operations may decline or become negative as a result of growing market saturation in this sector, intensified interest rate competition, pressure to lower the fee rates and higher marketing expenses, as well as government regulation and social and economic developments in Korea, such as changes in consumer confidence levels, spending patterns or public perception of credit card usage and consumer debt. Shinhan Card’s ability to continue its asset growth in the future will depend on, among other things, its success in developing and marketing new products and services, its capacity to generate funding at commercially reasonable rates and in amounts sufficient to support further asset growth, its ability to develop the personnel and system infrastructure necessary to manage its growing and increasingly diversified business operations and its ability to manage increasing delinquencies, but there is no assurance that it will be able to do so at a sufficient level.

Risks Relating to Our Strategy

As a holding company, we are dependant primarily on receiving dividends from our subsidiaries in order to pay dividends on our common shares.

We are a financial holding company with minimal operating assets other than the shares of our subsidiaries. Our source of funding and cash flow is dividends from, or disposition of our interests in, our subsidiaries or our cash resources, most of which are currently the result of borrowings. Since our principal assets are the outstanding capital stock of our subsidiaries, our ability to pay dividends on our common shares will mainly depend on the dividend payments from our subsidiaries.

•	Under the Korean Commercial Code, dividends may only be paid out of distributable income, an amount which is calculated by subtracting the aggregate amount of a company’s paid-in capital and certain mandatory legal reserves from its net assets, in each case as of the end of the prior fiscal year;

•	Under the Banking Act, a bank also is required to credit at least 10% of its net profit to a legal reserve each time it pays dividends on distributable income until such time when this reserve equals the amount of its total paid-in capital; and

•	Under the Banking Act and the requirements promulgated by the Financial Services Commission, if a bank fails to meet its required capital adequacy ratio or otherwise subject to the management improvement measures imposed by the Financial Services Commission, then the Financial Services Commission may restrict the declaration and payment of dividend by such a bank.

Shinhan Bank is currently considered to be “well-capitalized” under the Banking Act and the Financial Services Commission requirements. However, we cannot assure you that Shinhan Bank will continue to meet the criteria under the regulatory guidelines, in which case it may stop paying or reduce the amount of dividends paid to us.

We may fail to fully realize the anticipated benefits of the acquisition of LG Card.

We aim to capitalize over time on the combined strengths of LG Card (renamed Shinhan Card on October 1, 2007) and former Shinhan Card in terms of market share, product and service mix, customer base and cost efficiencies. We have effected the integration of the operations of these two companies by transferring all of the assets and liabilities of former Shinhan Card to LG Card on October 1, 2007. Our ability to achieve the benefits of the acquisition is subject to risks and uncertainties, including with respect to fully integrating the information technology system, risk management and other systems of the two companies, merging the currently separate labor unions of LG Card and former Shinhan Card, and otherwise harmonizing the two corporate cultures.

Other Risks Relating to Our Businesses

We may incur significant losses from our investment and, to a lesser extent, trading activities due to market fluctuations.

We enter into and maintain large investment positions in the fixed income markets, primarily through our treasury and investment business. We describe these activities in “Item 4. Information on the Company — Business Overview — Our Principal Activities — Treasury and Securities Investment.” We also maintain smaller trading positions, including securities and derivative financial instruments as part of our banking operations. Taking these positions entails making assessments about financial market conditions and trends. The revenues and profits we derive from many of these positions and related transactions are dependent on market prices, which are at times beyond our control. When we own assets such as debt securities, a decline in market prices, including as a result of fluctuating market interest rates, can expose us to losses. If market prices move in a way we have not anticipated, we may experience losses. Also, when markets are volatile, characterized by rapid changes in the price direction, the actual market prices may be contrary to our assessments and lead to lower than anticipated revenues or profits, or even result in losses, with respect to the related transactions and positions.

We may generate lower revenue from brokerage and other commission- and fee-based business.

Market downturns are likely to lead to a decline in the volume of transactions that we execute for our customers and, therefore, to a decline in our non-interest revenues. In addition, because the fees that we charge for managing our clients’ portfolios are in many cases based on the size of the asset under management, a market downturn that reduces the value of our clients’ portfolios or increases the amount of withdrawals would reduce the revenues we receive from our securities brokerage, trust account management and other asset management services. Even in the absence of a market downturn, below-market performance by our securities, trust account or asset managers may result in increased withdrawals and reduced inflows, which would reduce the revenue we receive from these businesses. In addition, protracted market movements involving result in declines of asset prices can reduce liquidity for assets held by us and lead to material losses if we cannot close out or otherwise dispose of deteriorating positions in a timely way or at commercially reasonable prices.

Our risk management policies and procedures may not be fully effective at all times.

In the course of our operation, we must manage a number of risks, such as credit risks, market risks and operational risks. Although we devote significant resources to develop and improve our risk management policies and procedures and expect to continue to do so in the future, our risk management techniques may not be fully effective at all times in mitigating risk exposures in all market environments or against all types of risk, including risks that are unidentified or unanticipated. Management of credit, market and operational risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events, and we cannot assure you that these policies and procedures will prove to be fully effective at all times against all the risks we are faced with.

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

We rely on our information technology systems for our daily operations including billing, effecting online and offline banking transactions and record keeping. As part of efforts to fully integrate the operations of LG Card (acquired in March 2007 and renamed Shinhan Card in October 2007) and former Shinhan Card, we plan to integrate the information technology system of former Shinhan Card into that of LG Card by August 2008. We also plan to upgrade our groupwide customer data sharing and other customer relations management systems. We may experience disruptions, delays or other difficulties from our information technology systems, and may not integrate or upgrade our systems as currently planned. Any of these developments may have an adverse effect on our business and adversely impact our customers’ confidence in us.

Risks Relating to Liquidity and Capital Management

We may need to raise additional capital, and adequate financing may not be available to us on acceptable terms, or at all.

We may seek additional capital in the near future to fund the growth of our operations, including through mergers and acquisitions, to provide financial support for our subsidiaries, including funds needed to address liquidity difficulties, to meet minimum regulatory capital adequacy ratios and to enhance our capital levels. We may not be able to obtain additional debt or equity financing, and even if available, it may not be in an amount or on terms commercially acceptable to us, impose conditions on our ability to pay dividends or grow our business, and/or impose restrictive financial covenants on us. If we are unable to obtain the funding we need, we may be unable to continue to implement our business strategy, enhance our financial products and services, take advantage of future opportunities or respond to competitive pressures, all of which may have a material adverse effect on our financial condition and results of operations.

Difficult conditions in the global credit and financial markets could adversely affect our liquidity and performance.

Beginning in the second quarter of 2007, credit markets in the United States experienced difficult conditions and volatility that in turn have affected worldwide financial markets. In particular, in late July and early August

2007, market uncertainty in the U.S. sub-prime mortgage sector increased dramatically and further expanded to other markets such as those for leveraged finance, collateralized debt obligations and other structured products. These conditions have resulted in reduced liquidity, greater volatility, widening of credit spreads and a lack of price transparency in the United States and global credit and financial markets. Recent increases in credit spreads, as well as limitations on the availability of credit, may affect our ability to borrow, which may adversely affect our liquidity and performance. In the event that the current difficult conditions in the global credit markets continue, we may be forced to fund our operations at a higher cost or we may be unable to raise as much funding as we need to support our lending and other activities. This could cause us to curtail our business activities and could increase our cost of funding, both of which may reduce our profitability.

A considerable increase in interest rates could raise our funding costs and decrease the value of our debt securities portfolio and while reducing loan demand and the ability of our borrowers to repay loans, which, as a result, could adversely affect us.

From 2000 to 2004, interest rates in Korea declined to historically low levels as the government sought to stimulate economic growth through active rate-lowering measures. Interest rates started to rebound in the second half of 2005 and continued to rise in 2006 and 2007, although they have remained relatively flat in the first quarter of 2008. The vast majority of debt securities we hold pay interest at a fixed rate. However, all things being equal and assuming that the interest rate sensitivity gap of our assets and liabilities is narrow, a considerable increase in interest rates would lead to a decline in the value of the debt securities in our portfolio. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. A considerable rise in interest rates may therefore require us to rebalance our assets and liabilities in order to minimize the risk of potential mismatches and maintain our profitability.

In addition, rising interest rate levels may adversely affect the Korean economy and the financial condition of our borrowers, including holders of our credit cards, which in turn may lead to deterioration in our credit portfolio. Since most of our loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rate levels will increase the interest costs of our borrowers and could adversely affect their ability to make timely payments on their loans.

Our banking subsidiaries are dependent on short-term funding sources that are susceptible to the availability of alternative funding sources and market volatility, which dependence may adversely affect our operations.

Our banking subsidiaries meet most of their funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2007, approximately 52.5% of Shinhan Bank’s total deposits had current maturities of one year or less. In the past, largely due to the lack of alternative investment opportunities for individuals and households in Korea, especially in light of the low interest rate environment and volatile stock market conditions, a substantial portion of such customer deposits were rolled over upon maturity and accordingly provided a stable source of funding for our banking subsidiaries. However, due to the increasing popularity of higher-yielding investment opportunities driven by the bullish stock market in the recent past, an increasing portion of customer deposits maintained at banks have shifted to money market funds and other brokerage accounts maintained at securities companies, which resulted in temporary difficulty in finding sufficient funding for Korean banks in general, including our banking subsidiaries, in January 2008. As a result, during this time, the Korean banks, including our banking subsidiaries, met their funding needs, in part, through an increased use of call loans and other short-term loans, which carried higher interest rates than customer deposits and therefore had an adverse effect on their net interest margin. No assurance can be given that our banking subsidiaries will continue to enjoy a stable funding source in the future through rollovers of customer deposits. In addition, upon the effectiveness of the Financial Investment Services and Capital Market Act, customers that currently maintain demand deposit or savings accounts that are payable upon demand at our banking subsidiaries, which accounted for approximately 47.5% of Shinhan Bank’s total deposits as of December 31, 2007, elect to have such accounts established at securities and investment management companies. In any such event, our liquidity position could be adversely affected and our banking subsidiaries may be required to seek more expensive sources of short-term and long-term funding to finance their operations. See Item 5 “Liquidity and Capital Resources — Financial Condition — Liquidity.”

We and our banking subsidiaries may be required to raise additional capital to maintain our capital adequacy ratios, which we or our banking subsidiaries may not be able to do on favorable terms or at all.

Pursuant to the new capital adequacy requirements of the Financial Services Commission applicable from January 1, 2007, we, as a financial holding company, are required to maintain a minimum consolidated equity capital ratio, which is the ratio of equity capital as a percentage of risk-weighted assets on a consolidated Korean GAAP basis, of 8.0%. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.” In addition, each of our banking subsidiaries is required to maintain a minimum Tier I capital adequacy ratio of 4.0% and a combined Tier I and Tier II capital adequacy ratio of 8.0%, on a consolidated Korean GAAP basis. In both cases, Tier II capital is included in calculating the combined Tier I and Tier II capital adequacy ratio up to 100% of Tier I capital. As of December 31, 2007, our consolidated equity capital ratio and the capital adequacy ratios of our banking subsidiaries exceeded the minimum levels required by the Financial Services Commission. However, our capital base and capital adequacy ratio or those of our subsidiaries may deteriorate in the future if our or their results of operations or financial condition deteriorates for any reason, including as a result of a deterioration in the asset quality of our loans (including credit card balances), or if we or they are not able to deploy our funding into suitably low-risk assets. If we or our subsidiaries fail to maintain our or their capital adequacy ratios in the future, Korean regulatory authorities may impose penalties ranging from a warning to suspension or revocation of our or their licenses.

If our capital adequacy ratio or those of our subsidiaries deteriorate, we or they may be required to obtain additional Tier I or Tier II capital in order to remain in compliance with the applicable capital adequacy requirements. In addition, as the financial holding company for our subsidiaries, we may be required to raise additional capital to contribute to our subsidiaries. We or our subsidiaries may not be able to obtain additional capital on favorable terms, or at all. Our ability or the ability of our subsidiaries to obtain additional capital at any time may be constrained to the extent that banks or other financial institutions in Korea or from other countries are seeking to raise capital at the same time. For a description of the capital adequacy requirements of the Financial Services Commission, see “Item 5. Liquidity and Capital Resources — Financial Condition — Capital Adequacy.” Depending on whether we or our subsidiaries are able to obtain the necessary additional capital, and the terms and amount of such capital obtained, holders of our common stock of ADSs may experience a dilution of their interest, or we may experience a dilution of our interest in our subsidiaries.

Our banking subsidiaries may face increased capital requirements under the new Basel Capital Accord.

Beginning on January 1, 2008, the Financial Supervisory Service implemented the new Basel Capital Accord, referred to as Basel II, in Korea, which has substantially affected the way risk is measured among Korean financial institutions, including our banking subsidiaries. Building upon the initial Basel Capital Accord of 1988, which focused primarily on credit risk and market risk and on capital adequacy and asset soundness as measures of risk, Basel II expands this approach to contemplate additional areas of risk such as operational risk. The implementation of Basel II may require an increase in the capital requirements of our banking subsidiaries, which may require us to either improve our asset quality or raise additional capital.

In addition, under Basel II, banks are permitted to follow either a standardized approach or an internal ratings-based approach with respect to calculating credit risk capital requirements. Shinhan Bank has voluntarily chosen to establish and follow an internal ratings-based approach, which is more risk-sensitive in assessing its credit risk capital requirements. On April 28, 2008, the Financial Supervisory Service approved Shinhan Bank’s foundation internal ratings-based approach for credit risk. Accordingly, starting June 30, 2008, Shinhan Bank plans to implement the foundation internal rating-based (“F-IRB”) method with respect to the Basel II credit risks related to loan portfolios of large companies, small and medium enterprises and retail outlets. While we believe that the implementation of Shinhan Bank’s foundation ratings-based approach will increase its capital adequacy ratio and lead to a decrease in its credit risk-related capital requirements in 2008 as compared to those under its previous approach under the initial Basel Capital Accord of 1988, there can be no assurance that such approach under

Basel II will not require an increase in Shinhan Bank’s credit risk capital requirements in the future, which may require Shinhan Bank to either improve its asset quality or raise additional capital.

See “Item 4. Information on the Company — Risk Management — Upgrades and Integration of Risk Management” and “Item 5. Operating Results — Overview — Basel Capital Accord.”

Risks Relating to Government Regulation and Policy

We are a heavily regulated entity and operate in a legal and regulatory environment that is subject to change, which may have an adverse effect on our business, financial condition and results of operations.

As a financial services provider, we are subject to a number of regulations designed to maintain the safety and soundness of Korea’s financial system, ensure our compliance with economic and other obligations and limit our exposure risk. These regulations may limit our activities and changes in these regulations may increase our costs of doing business. Regulatory agencies frequently review regulations relating to our business. We expect the regulatory environment in which we operate to continue to change. Changes to regulations applicable to us and our business or changes in their implementation or interpretation could affect us in unpredictable ways and could adversely affect our businesses, results of operations and financial conditions.

In addition, a breach of regulations could expose us to potential liabilities and sanctions. For example, If the Financial Services Commission deems our financial condition, including the financial conditions of our operating subsidiaries, to be unsound or if our operating subsidiaries or we fail to meet the applicable requisite capital ratio or the capital adequacy ratio, as the case may be, set forth under Korean law, the Financial Services Commission may order, among others, at the level of the holding company or that of its subsidiary, capital increases or reductions, stock cancellations or consolidations, transfers of business, sales of assets, closures of branch offices, mergers with other financial institutions, or suspensions of a part or all of our business operations. If any of such measures is imposed on us or on our operating subsidiaries by the Financial Services Commission as a result of poor financial condition or failure to comply with minimum capital adequacy requirements or for other reasons, such measures may have a material adverse effect on our business and the price of our common shares and/or American depositary shares.

Government oversight of our lending business, particularly regarding home equity and mortgage loans, has become stricter, which may adversely affect our banking business.

Due to concerns regarding the potential risks of excessive retail lending, particularly regarding home equity and mortgage lending, the Korean government has in recent years adopted more strict regulations with respect to retail lending by Korean banks. The Korean government has also indicated a continuing commitment to stabilize rising prices in the real estate market and a willingness to take necessary measures for this purpose. For example, in recent years, the Korean government:

•	adopted guidelines that require financial institutions to impose stricter debt-to-income ratio limits on customers, in addition to loan-to-value ratio requirements, in connection with mortgage loans for real property located in areas of intense real property speculation or excessive investment;

•	raised the property tax applicable to residential properties if such property represents the third or more residential property owned by a single individual;

•	adopted a ceiling on the sale price of newly constructed residential properties and, under certain circumstances, required developers to disclose the costs incurred in connection with the construction of such properties;

•	amended the Urban and Residential Environment Improvement Act to require that at least 25% of any increased floor space resulting from the redevelopment of existing residential properties be allocated to the construction of residential rental properties;

•	issued recommendations that Korean banks further limit their mortgage and home equity lending; and

•	undertook new measures to increase the supply of residential properties, including long-term residential lease properties.

These measures, as well as any future regulations that the Korean government may undertake for a similar policy goal, may have the effect of limiting the growth and profitability of our retail banking business, especially in the area of mortgage and home equity lending. Furthermore, these measures may contribute to substantial future declines in real estate prices in Korea, which will reduce the value of the collateral securing our mortgage and home equity loans. See “—Other risks relating to our business—A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.”

New loan loss provisioning guidelines implemented by the Financial Services Commission may require us to increase our provisioning levels under Korean GAAP, which could adversely affect us.

In recent years, the Financial Services Commission has implemented changes to the loan loss provisioning requirements applicable to Korean banks under Korean GAAP, which have resulted in increases to our provisions and have adversely impacted our reported results of operations and financial condition under Korean GAAP. Until 2004, this requirement to establish allowances for possible losses in respect of confirmed acceptances and guarantees applied only to those classified as substandard or below. Commencing in the second half of 2005, this requirement was extended to cover confirmed acceptances and guarantees classified as normal or precautionary, as well as unconfirmed acceptances and guarantees and bills endorsed. These changes resulted in a significant increase in our allowance for acceptances and guarantees and other allowances under Korean GAAP, and a corresponding decrease in our income before income tax under Korean GAAP, in 2005. Furthermore, in the second half of 2006, the Financial Services Commission increased the minimum required provisioning levels applicable to loans, confirmed and unconfirmed acceptances and guarantees, bills endorsed and unused credit lines that are classified as normal and precautionary. These changes resulted in a significant increase in our allowance for loan losses, allowance for acceptances and guarantees and other allowances under Korean GAAP, and a corresponding decrease in our income before income tax under Korean GAAP, in 2006. In addition, in the second half of 2007, the Financial Services Commission increased the minimum required provisioning levels applicable to corporate loans and other credits classified as normal. For monoline credit card companies, until 2007, the requirement to establish other allowances in respect of unused credit lines applied only to the unused credit limit for cash advances on active credit card accounts, defined as those with a transaction recorded during the past year. Commencing in the first quarter of 2008, this requirement was extended to cover the unused credit limit for credit card purchases on all credit card accounts, whether active or not, and in anticipation of such extension, we have made related allowances in 2007. As a result, these changes resulted in a significant increase in other allowances under Korean GAAP, and a corresponding decrease in our income before income tax under Korean GAAP, in 2007. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Banks — Capital Adequacy.”

Also, in November 2004, the Financial Services Commission announced that it will implement new loan loss provisioning guidelines by the end of 2007 under which Korean banks will take into account “expected losses” with respect to credits in establishing their allowance for loan losses, instead of establishing such allowances based on the classification of credits under the current asset classification criteria. Under the new guidelines, all Korean banks were advised to establish systems to calculate their “expected losses” based on their historical losses during 2005. The Financial Services Commission also announced that Korean banks could voluntarily comply with the new loan loss provisioning guidelines commencing in 2005. Specifically, in the second half of 2005, banks that had implemented a credible internal system for evaluating “expected losses” could establish their allowance for loan losses based on their historical losses, so long as the total allowance for loan losses established exceeded the levels required under the asset classification-based provisioning guidelines. Similarly, in the first half of 2006, banks that had implemented a credible system for evaluating “expected losses” could establish their allowance for loan losses based on such expected losses, so long as the total allowance established exceeded required levels. We complied with the new guidelines and developed a system for evaluating “expected losses” in establishing our allowance for loan losses. However, the Financial Services Commission has not since released any further details regarding the new guidelines, and it is unclear when such new guidelines will be implemented in the future. Full compliance with the new guidelines may increase our provisions for loan losses under Korean GAAP compared to previous levels established under the asset classification-based provisioning guidelines.

Any future required increases in our provisions for loan losses under Korean GAAP could have an adverse effect on our reported results of operations and financial condition under Korean GAAP and our reported capital adequacy ratio, which in turn may adversely affect the market price of our common stock and ADSs.

Government regulation of the credit card business has increased significantly in recent years, which may hurt our credit card operations.

Due to the rapid growth of the credit card market and rising consumer debt levels in Korea in prior years, the Korean government has heightened its regulatory oversight of the credit card industry. From mid-2002 through 2005, the Ministry of Strategy and Finance (formerly the Ministry of Finance and Economy) and the Financial Services Commission adopted a variety of amendments to existing regulations governing the credit card industry. Among other things, these amendments increased minimum required provisioning levels applicable to credit card receivables, required the reduction in volumes for certain types of credit card loans, increased minimum capital ratios and allowed the imposition of new sanctions against credit card companies that failed to meet applicable requirements. The Financial Services Commission and the Financial Supervisory Service also implemented a number of stricter rules governing, among others, the risk management systems of credit card issuers, evaluation and reporting of credit card balances and delinquency ratios, the procedures governing which persons may receive credit cards and the scope of permitted deductions for income tax purposes, the level of including securitized assets in calculation of capital adequacy. For more details relating to these regulations, see “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to the Credit Card Business.”

The Korean government may adopt further regulatory changes in the future that affect the credit card industry. Depending on their nature, such changes may adversely affect our credit card operations, by restricting its growth or scope, subjecting it to stricter requirements and potential sanctions or greater competition, constraining its profitability or otherwise.

Structural reforms in the Korean economy and its financial sector may have a substantial impact on our business, and the recently enacted financial Investment Services and Capital Market Act may intensify competition in the Korean financial industry.

From time to time, generally in response to the financial and economic crisis in Korea and elsewhere, the Korean government announces and implements a series of comprehensive policy packages to address structural weaknesses in the Korean economy and its financial sector. A recent policy announcement involves the government’s intention to privatize the government-invested banks such as Korea Development Bank and Woori Financial Holdings with a view of creating globally competitive investment banks. While details of such measures are unavailable to-date, such privatization efforts may create additional competitive pressure in the banking sector and in turn have an adverse impact on our business, financial condition and results of operations.

In addition, in order to promote integration and rationalization of the Korean capital markets and financial investment products industry, in July 2007, the National Assembly of Korea enacted the Financial Investment Services and Capital Market Act. When this new law becomes effective in February 2009, we and other banks in Korea may face greater competition in the Korean financial services market from securities companies and other non-bank financial institutions. For example, securities companies currently are not permitted to accept deposits other than for purposes of securities investment by customers and may not provide secondary services in connection with securities investments such as settlement and remittance relating to such deposits. However, under the new law, financial investment companies, which will replace the current securities companies, among others, will be able to provide such secondary services. See “Item 4. Information on the Company — Supervision and Regulation — The Financial Investment Services and Capital Market Act.” Accordingly, we and other banks in Korea may experience a loss of customer deposits (which in turn may create further need to seek alternative funding sources and an increase in our funding costs), as well as a decrease in our settlement and remittance service fee income.

The Korean government may encourage lending to and investment in certain types of borrowers in furtherance of government initiatives, and we may take this factor into account.

The Korean government has encouraged and may in the future encourage lending to or investment in the securities of certain types of borrowers and other financial institutions in furtherance of government initiatives. The Korean government, through its regulatory bodies such as the Financial Services Commission, has in the past announced lending policies to encourage Korean banks and financial institutions to lend to or invest in particular industries or customer segments, and, in certain cases, has provided lower cost funding through loans made by the Bank of Korea for further lending to specific customer segments, such as the small- and medium-sized enterprises. While all loans or securities investments will be reviewed in accordance with our credit review policies or internal investment guidelines and regulations, we, on a voluntary basis, may factor the existence of such policies and encouragements into consideration in making loans or securities investments. In addition, while the ultimate decision whether to make loans or securities investments remains with us and is made based on our credit approval procedures and our risk management system, independently of government policies, the Korean government may in the future request financial institutions in Korea, including us, to make investments in or provide other forms of financial support to particular sectors of the Korean economy as a matter of policy, which financial institutions, including us, may decide to accept. We may incur costs or losses as a result of providing such financial support.

The Act concerning Protection of Fixed Term or Part Time Employees may have an adverse effect on our operations.

On December 21, 2006, the Act concerning Protection of Fixed Term or Part Time Employees (the “Non-regular Employee Act”) was enacted and became effective on July 1, 2007. Under the Non-regular Employee Act, non-regular employees, who are hired under fixed-term employment contracts, must not be discriminated against by employers, compared to regular employees performing the same or similar duties as those of the fixed-term employees in wages and other labor conditions, without justifiable grounds. The Non-regular Employee Act also provides that, if a fixed-term employee remains employed under a fixed-term employment contract for a period exceeding two years, the fixed-term employee will be deemed to be a regular employee and the employer will not be able to terminate the employment of such fixed-term employee without justifiable grounds, even after the expiration of the fixed-term employment contract, provided that this provision shall apply only to fixed-term employees to be hired under fixed-term employment contracts to be newly entered into or renewed or extended after the effective date of the Non-regular Employee Act. As of December 31, 2007, we had a total of 16,434 regular employees and 4,699 non-regular employees who are employed on a temporary basis.

Risks Relating to Korea and the Global Economy

Unfavorable financial and economic conditions in Korea and worldwide may have a material adverse impact on our asset quality, liquidity and financial performance.

We are incorporated in Korea, and substantially all of our operations are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. Financial turmoil in Asia in the late 1990’s adversely affected the Korean economy and in turn Korean financial institutions. In addition, investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including Korea. In addition, the economic indicators in the years from 2003 to 2007 have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control.

Developments that could hurt Korea’s economy in the future include, among other things:

•	volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including continued weakness of the U.S. dollar and/or the appreciation of the Korean Won against foreign currencies), interest rates and stock markets;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•	adverse developments in the economies of countries to which Korea exports goods and services (such as the United States, China and Japan), or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;

•	the continued emergence of China, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and relocation of the manufacturing base from Korea to China);

•	social and labor unrest or declining consumer confidence or spending resulting from lay-offs, increasing unemployment and lower levels of income;

•	uncertainty and volatility in real estate prices arising, in part, from the Korean government’s policy-driven tax and other regulatory measures;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that together could lead to an increased government budget deficit;

•	political uncertainty or increasing strife among or within political parties in Korea, including as a result of the increasing polarization of the positions of the ruling progressive party and the conservative opposition;

•	a deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy; and

•	the failure by the legislative body of the United States or Korea to approve the Free Trade Agreement or the failure by Korean economy to achieve the desired economic benefits from such Free Trade Agreement.

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

Relations between Korea and North Korea have been tense over most of Korea’s history. The level of tension between Korea and North Korea has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea and increased hostility between North Korea and the United States. In February 2005, North Korea announced that it possessed nuclear weapons, and after a series of failed negotiations with five nations consisting of China, Japan, Korea, Russia and the United States, in July 2006, North Korea conducted several missile tests. In response, the United Nations Security Council passed a resolution condemning such missile tests and banning any United Nations member state from conducting transactions with North Korea in connection with material or technology related to missile development or weapons of mass destruction. In October 2006, North Korea announced that it had successfully conducted a nuclear test. In response, the United Nations Security Council passed a resolution which prohibits any United Nations member state from conducting transactions with North Korea in connection with any large-scale arms and material or technology related to missile development or weapons of mass destruction, providing luxury goods to North Korea, and imposes freezing of assets and an international travel ban on persons associated with North Korea’s weapons programs, and calls upon all United Nations member states to take cooperative action, including through inspection of cargo to or from North Korea. In February 2007, the six nations reached an accord under which North Korea would begin to disable its nuclear facilities in return for fuel oil and aid. In August 2007, North Korea completed implementing the first phase of the accord by closing down and sealing the relevant nuclear facility. In September 2007, the six nations entered into an agreement to dismantle the North Korean nuclear armament by the end of 2007, which North Korea failed to comply. Subsequently, in April 2008, North Korea and the United Sates agreed on procedures through which North Korea would declare its nuclear programs. Making such declaration is the next step toward dismantling the North Korean nuclear armament. Once the declaration is made, the United States may remove North Korea from the list of state sponsors of terrorism and end sanctions imposed under certain U.S. law. It is uncertain, however, whether North Korea would eventually declare its nuclear programs in accordance with the agreed-upon procedures, or whether the North Korean nuclear armament will eventually be dismantled. In addition, there is no guarantee that the new administration in Korea, which took office in February 2008, will continue to pursue the engagement policy of the previous administration with respect to North Korea or that high-level contacts between Korea and North Korea will continue.

We are currently not engaged in any business activities in North Korea. However, any further increase in tensions, resulting for example from a break-down in contacts, further tests of long-range nuclear missiles, coupled with continuing nuclear programs by North Korea or an outbreak in military hostilities, could adversely affect our business, prospects, financial condition and results of operations and could lead to a decline in the market value of our ADSs.

Korea’s legislation allowing class action suits related to securities transactions may expose us to additional litigation risk.

Enacted on January 20, 2004 and effective January 1, 2005, the Act on Class Actions regarding Securities allows class action suits to be brought by shareholders of companies listed on the Korea Exchange, including ours, for losses incurred in connection with the purchase and sale of securities and other securities transactions arising from (i) false or inaccurate statements provided in registration statements, prospectuses, business reports and audit reports; (ii) insider trading and (iii) market manipulation. This law permits 50 or more shareholders who collectively hold 0.01% or more of the shares of a company at the time when the cause of such damages occurred to bring a class action suit against, among others, Shinhan Financial Group, its subsidiaries and its and their respective directors and officers. It is uncertain how the courts will apply this law, however, as this law has been enacted only recently. Litigation can be time-consuming and expensive to resolve, and can divert valuable management time and attention from the operation of a business. We are not aware of any basis for such suit being brought against us, nor, to our knowledge, are there any such suits pending or threatened. Any such litigation brought against us could have a material adverse effect on our business, financial condition and results of operations.

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

Under the Financial Holding Companies Act, any single shareholder (together with certain persons in a special relationship with such shareholder) may acquire beneficial ownership of up to 10% of the total issued and outstanding shares with voting rights of a bank holding company controlling national banks such as us. In addition, any person, except for a “non-financial business group company” (as defined below), may acquire in excess of 10% of the total voting shares issued and outstanding of a financial holding company which controls a national bank, provided that a prior approval from the Financial Services Commission is obtained each time such person’s aggregate holdings exceed 10% (or 15% in the case of a financial holding company controlling regional banks only), 25% or 33% of the total voting shares issued and outstanding of such financial holding company. The Korean government and the Korea Deposit Insurance Corporation are exempt from this limit. Furthermore, certain non-financial business group companies (i.e., (i) any same shareholder group with aggregate net assets of all non-financial business companies belonging to such group of not less than 25% of the aggregate net assets of all members of such group; (ii) any same shareholder group with aggregate assets of all non-financial business companies belonging to such group of not less than ~~W~~2 trillion; or (iii) any mutual fund in which a same shareholder group identified in (i) or (ii) above owns more than 4% of the total shares issued and outstanding of such mutual fund) may not acquire beneficial ownership in us in excess of 4% of our outstanding voting shares, provided that such non-financial business group companies may acquire beneficial ownership of up to 10% of our outstanding voting shares with the approval of the Financial Services Commission under the condition that such non-financial business group companies will not exercise voting rights in respect of such shares in excess of the 4% limit. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Restriction on Financial Holding Company Ownership.” To the extent that the total number of shares of our common stock that you and your affiliates own together exceeds these limits, you will not be entitled to exercise the voting rights for the excess shares, and the Financial Services Commission may order you to dispose of the excess shares within a period of up to six months. Failure to comply with such an order would result in a fine of up to ~~W~~50 million, plus an additional charge of up to 0.03% of the book value of such shares per day until the date of disposal.

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

Under Korean tax law, a securities transaction tax (including an agricultural and fisheries special surtax) is imposed on transfers of shares listed on the Korea Exchange, including our common shares, at the rate of 0.3% of the sales price if traded on the Korea Exchange. According to a tax ruling issued by Korean tax authorities, securities transaction tax of 0.5% of the sales price could be imposed on the transfer of American depositary shares unless American depositary shares are listed or registered on the New York Stock Exchange, NASDAQ National Market or other foreign exchanges that may be designated by the Ministry of Strategy and Finance, and transfer of American Depositary shares takes place on such exchange. In May 2007, the Seoul Administrative Court held that depositary receipts do not constitute share certificates subject to the securities transaction tax. However, the decision made by the Seoul Administrative Court is not necessarily final and a higher court may issue a different ruling from that of the Seoul Administrative Court upon further appeal. Depending on the outcome of such appeal, there may be different tax consequences of transfers of American depository shares. See “Item 10. Additional Information — Taxation — Korean Taxation.”

Other Risks

We do not prepare interim financial information on a U.S. GAAP basis.

We, including our subsidiaries such as Shinhan Bank and Shinhan Card, are not required to and do not prepare interim financial information on a U.S. GAAP basis. U.S. GAAP differs in significant respects from Korean GAAP, particularly with respect to the establishment of provisions and loan loss allowance and determination of the scope of consolidation. See “Item 5. Operating and Financial Review and Prospects — Selected Financial Information under Korean GAAP” and “— Reconciliation with Korean Generally Accepted Accounting Principles.” As a result, provision and allowance levels reflected under Korean GAAP in our results for the three months ended March 31, 2007 and 2008 may differ significantly from comparable figures under U.S. GAAP for these and future periods.

We are generally subject to Korean corporate governance and disclosure standards, which differ in significant respects from those in other countries.

Companies in Korea, including us, are subject to corporate governance standards applicable to Korean public companies which differ in many respects from standards applicable in other countries, including the United States. As a reporting company registered with the Securities and Exchange Commission and listed on the New York Stock Exchange, we are, and in the future will be, subject to certain corporate governance standards as mandated by the Sarbanes-Oxley Act of 2002. However, foreign private issuers, including us, are exempt from certain corporate governance requirements under the Sarbanes-Oxley Act or under the rules of the New York Stock Exchange. For significant differences, see “Item 6. Directors, Senior Management and Employees — Corporate Governance.” There may also be less publicly available information about Korean companies, such as us, than is regularly made available by public or non-public companies in other countries. Such differences in corporate governance standards and less public information could result in less than satisfactory corporate governance practices or disclosure to investors in certain countries.

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

HISTORY AND DEVELOPMENT OF SHINHAN FINANCIAL GROUP

Introduction

Incorporated on September 1, 2001, Shinhan Financial Group was the first financial holding company to be established in Korea. Since inception, we have developed and introduced a wide range of financial products and services in Korea and aim to deliver a comprehensive financial solutions to clients through a convenient one-portal network. According to reports by the Financial Supervisory Services, we are the second largest financial holding company in Korea as measured by total assets as of December 31, 2007 and operate the third largest banking operations (as measured by total assets as of December 31, 2007) and the largest credit card business (as measured by the total credit purchase volume as of December 31, 2007) in Korea.

We have experienced substantial growth through several mergers and acquisitions. Most notably, our acquisition of Chohung Bank in 2003 has enabled us to have the second largest banking operations in Korea and enhanced our banking client base by adding Chohung Bank’s large corporate clients to our traditional client base of small- to medium-sized enterprises. In addition, our acquisition in March 2007 of LG Card, the then and now largest credit card company in Korea, has significantly expanded our non-banking business capacity and helped us to achieve a balanced business portfolio, with non-banking activities accounting for 35% of our net income in 2007.

We currently have 12 subsidiaries offerings a wide range of financial products and services, including commercial banking, corporate banking, private banking, asset management, brokerage and insurance services. We believe that such breadth of services will help us to meet the diversified needs of our present and potential clients. We currently serve approximately 13.5 million active customers through approximately 17,000 employees at more than 1,400 network branches groupwide. While substantially all of our revenues have been historically derived from Korea, we aim to serve the needs of our clients through a global network of our 36 offices in the United States, the United Kingdom, Japan, the People’s Republic of China, Germany, India, Hong Kong, Vietnam, Cambodia, Kazakhstan and Singapore.

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

Shinhan Bank and Shinhan Securities were previously listed on the Korea Stock Exchange and Shinhan Capital was previously registered with Korea Securities Dealers Association Automated Quotation, or KOSDAQ, whereas Shinhan Investment Trust Management was privately held. On September 10, 2001, we listed the common stock of our holding company on the Korea Stock Exchange See “Item 9. — The Offer and Listing — Market Price Information and Trading Market — The Korean Securities Market.”

In December 2001, we concluded an agreement with our strategic partner and our largest shareholder, the BNP Paribas Group, pursuant to which BNP Paribas purchased a 4.00% equity interest in us. In September 2003, BNP Paribas increased its equity interest in us to 4.61%. As a result of the issuance of additional shares of our common stock in connection with transactions involving our acquisition of minority shares in our subsidiaries and the additional over-the-counter acquisition by BNP Paribas of 20,124,272 shares of our common stock from Korea Deposit Insurance Corporation in April 2006, BNP Paribas is our largest shareholder with ownership of 8.50% of our total issued common shares as of December 31, 2007.

In April 2002 and July 2002, we acquired an aggregate of 62.4% equity stake in Jeju Bank, a regional bank incorporated in 1969 to engage in commercial banking and trust businesses.

During 2002, through a series of transactions, we acquired the controlling equity interest in Good Morning Securities, merged Shinhan Securities into Good Morning Securities and renamed it Good Morning Shinhan Securities Co., Ltd. We subsequently acquired the remaining interest in Good Morning Shinhan Securities and it was subsequently delisted from the Korea Exchange in January 2005.

Shinhan Credit Information Co., Ltd., which was established on July 8, 2002 as our wholly-owned subsidiary, is engaged in the business of debt collection and credit reporting.

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

On August 19, 2003, we acquired 80.04% of common shares of Chohung Bank, a nationwide commercial bank in Korea. We subsequently acquired the remaining interest in Chohung Bank through a series of transactions and delisted Chohung Bank from the Korea Exchange on July 2, 2004. We merged Shinhan Bank and Chohung Bank on April 3, 2006, with Chohung Bank becoming the legal surviving entity. The newly merged bank then changed its name to “Shinhan Bank.”

In December 2005, we acquired 100% of Shinhan Life Insurance, an insurance company, through a “small scale share exchange” mechanism provided under applicable Korean law.

On June 4, 2002, the credit card division of Shinhan Bank was split off and established as our wholly-owned subsidiary, Shinhan Card Co., Ltd. On April 3, 2006, the date of the merger of Shinhan Bank and Chohung Bank, we also split off Chohung Bank’s credit card business and merged it into the former Shinhan Card.

On March 23, 2007, we acquired from the creditor committee and other shareholders of LG Card the controlling equity interest in LG Card following a public tender offer. After our further acquisition of shares on July 6, 2007 following a second public tender offer and a share swap with shares of Shinhan Financial Group on September 21, 2007, LG Card became our wholly-owned subsidiary. On October 1, 2007, LG Card assumed all of the assets and liabilities of former Shinhan Card, and changed its name to Shinhan Card. On the same date, former Shinhan Card changed its name to SHC Management and currently survives under that name with no significant assets and liabilities. For more information, see “— Acquisition of LG Card.”

On December 12, 2007, the respective shareholders of Shinhan Card and Shinhan Capital approved the business transfer of corporate finance leasing operations of Shinhan Card to Shinhan Capital. The total transfer amount was approximately ~~W~~6.0 billion under Korean GAAP. Following the business transfer of the corporate leasing operations completed on January 1, 2008, Shinhan Card’s leasing operation is limited to retail customers, such as auto leasing.

We also own the following subsidiaries that were subsidiaries of Chohung Bank and whose names were changed as of April 3, 2006, the date of the merger of Shinhan Bank and Chohung Bank.

SH Asset Management, previously known as Chohung Investment Trust Management Co., Ltd., was established in 1988 and engages in investment management services. In 1997, the company changed its name from Chohung Investment Management Co., Ltd. to Chohung Investment Trust Management Co., Ltd. and, on April 3, 2006, to SH Asset Management Co., Ltd. As of December 31, 2007, its capital stock amounted to ~~W~~45 billion of which Shinhan Bank owned 100%.

Shinhan Asia Limited, formerly known as Chohung Finance Ltd., is engaged in various merchant banking activities in Hong Kong. As of December 31, 2007, its capital stock amounted to US$50 million, of which Shinhan Bank owns 100.0%.

Shinhan Bank America was formerly known as CHB America Bank, a wholly-owned subsidiary of Chohung Bank in the United States. On April 3, 2006, it became a wholly-owned subsidiary of Shinhan Bank in connection with the merger of Shinhan Bank and Chohung Bank. It offers full banking services to Korean residents in New York and in California. As of December 31, 2007, Shinhan Bank America’s capital stock amounted to US$43 million.

Shinhan Bank Europe GmbH, formerly known as Chohung Bank (Deutschland) GmbH was established in 1994 as a wholly-owned subsidiary of Chohung Bank in Germany. On April 3, 2006, it became a wholly-owned subsidiary of Shinhan Bank. As of December 31, 2007, its capital stock amounted to EUR15.3 million.

Shinhan Vina Bank, formerly known as Chohung Vina Bank, was established in November 2000 as a joint venture between Chohung Bank and Vietcom Bank, and engages in banking activities in Vietnam. Its capital stock as of December 31, 2007 was US$20 million, of which Shinhan Bank currently owns 50.0%.

In December 2004, we established Shinhan Private Equity Inc. as our wholly-owned subsidiary with initial paid-in-capital of ~~W~~10 billion. In August 2005, Shinhan Private Equity established a private equity fund named Shinhan NPS PEF 1st. Shinhan Private Equity owns 5.0% and other subsidiaries of Shinhan Financial Group own 31.7% of Shinhan NPS PEF 1st.

The following represent subsidiaries that have been recently established overseas:

•	Shinhan Khmer Bank Limited, a wholly-owned subsidiary of Shinhan Bank, established on June 26, 2007 with a paid-in-capital of US$13 million and based in Khmer;

•	Shinhan Bank Kazakhstan Limited, a wholly-owned subsidiary of Shinhan Bank, established on February 25, 2008 with a paid-in-capital of US$20 million and based in Kazakhstan;

•	Shinhan Bank (China) Limited, a wholly-owned subsidiary of Shinhan Bank, established on April 30, 2008 with a paid-in-capital of RMB 2 billion and based in Beijing, the People’s Republic of China; and

•	Good Morning Shinhan Securities Asia Limited, a wholly-owned subsidiary of Good Morning Shinhan Securities established on May 25, 2007, with a paid-in-capital of US$13 million and based in Hong Kong.

On June 2, 2008, Shinhan Card established Shinhan KTF Mobile Card Co., Ltd. as a joint venture with KTF, a mobile telephone company in Korea, to promote joint marketing between its credit card operations and KTF’s mobile telephone services. The joint venture’s capital stock as of December 31, 2007 was ~~W~~20 billion, of which Shinhan Card owned 50%.

On June 2, 2008, Shinhan Bank acquired a 55.9% equity interest in AITAS Co., Ltd. for ~~W~~36 billion. This entity provides administration services to mutual funds and other trust investment companies. Other commercial banks and employees of AITAS own the remaining equity.

In addition, there are three special purpose entities established in 2001 and 2002 in connection with the asset backed securitization of non-performing loans of Chohung Bank, which are classified as our subsidiaries for purposes of Korean anticompetition laws.

As of the date hereof, we have 12 direct and 16 indirect subsidiaries (not including the special purpose entities). The following diagram shows our organization structure as of the date hereof:

Notes:

(1)	Currently in liquidation proceedings.

(2)	We and our subsidiaries currently own an additional 31.7%.

All of our subsidiaries are incorporated in Korea, except for the following:

•	Shinhan Asia Limited (incorporated in Hong Kong);

•	Shinhan Bank America (incorporated in the United States);

•	Shinhan Bank (China) Limited (incorporated in the People’s Republic of China);

•	Shinhan Bank EuropeGmbH (incorporated in Germany);

•	Shinhan Bank Kazakhstan Limited (incorporated in Kazakhstan);

•	Shinhan Khmer Bank Limited (incorporated in Cambodia);

•	Shinhan Vina Bank (incorporated in Vietnam);

•	Shinhan Finance Ltd., Hong Kong (incorporated in Hong Kong);

•	Good Morning Shinhan Securities Europe Ltd. (incorporated in United Kingdom);

•	Good Morning Shinhan Securities USA Inc. (incorporated in the United States); and

•	Good Morning Shinhan Securities Asia Limited (incorporated in Hong Kong).

Our legal name is Shinhan Financial Group Co., Ltd. and our commercial name is Shinhan Financial Group. Our registered office and principal executive offices are located at 120, 2-Ga, Taepyung-Ro, Jung-gu, Seoul 100-102, Korea. Our telephone number is 82-2-6360-3000. Our agent in the United States, Shinhan Bank, New York branch, is located at 32nd Floor, 800 Third Avenue, New York, NY 10022, U.S.A. Our agent’s telephone number is (212) 371-8000.

Our Strategy

Since our establishment as a holding company in 2001 until 2007, we actively realigned and expanded our business lines in order to establish a leading market position in the Korean financial industry. To this end, the acquisition of Chohung Bank has helped us to magnify the scale of our banking operations, while the acquisition of LG Card added a sizable non-banking business and helped us to achieve significant diversification in our business lines.

As the Korean financial industry is rapidly maturing, we believe that we currently face a new set of challenges, such as the shifting emphasis among the financial services customers from savings to investment with greater focus on financial products that promise higher returns at the expense of higher risks, as well as the need for a more global service platform. In recognition of these new challenges, our current objective in the medium to long term is to further enhance our competitiveness so that we can propel ourselves into becoming a world-class financial group that ranks among the leaders of the financial industry globally and in Asia. We aim to achieve such objective by implementing the following strategies:

Gain a differentiated competitive edge for each core business line.  In recognition of the different set of challenges facing each of our core business lines, we intend to focus on the following objectives and initiatives:

•	in commercial banking, our primary objective is to leverage our extensive banking network to serve as our main distribution channel. Accordingly, we plan to emphasize cross-selling non-banking products at our banking network, as well as offering total financial service packages. We also intend to fully leverage the scale of our banking operation to enhance brand recognition and offer customer-tailored products and services and thereby upgrade as well as expand our customer base. We also seek to establish a leading market position in promising new businesses by enhancing our investment banking, private banking and other fee business services, closely monitoring the latest developments in bancassurance regulation, venturing into the retirement pension market, and offering differentiated wealth management strategies and portfolios. In addition, we plan to selectively engage in globalization and other growth strategies, including through mergers and acquisitions.

•	in credit card business, our primary objective is to further consolidate our market position as the largest credit card service provider in Korea. To that end, we seek to continue to focus on product innovations, refining individualized marketing and maximizing opportunities for further synergy effects, including through utilizing our groupwide customer relations management (“CRM”) systems and leveraging our capability to issue both bank cards and monoline cards.

•	in securities and asset management business, our primary objective is to establish a solid platform for launching a leading financial investment company in light of the impending deregulations for the securities and asset management businesses in Korea. We aim to develop competitive business models for, and enter into, promising business opportunities, including wealth management, alternative investment, principal investment, emerging markets, structured products and investment advisory services. We also aim to leverage our brand name by fostering funds of funds bearing our group name.

•	in insurance business, our primary objective is to enhance our market position as one of the leading insurers in Korea. To that end, we aim to maximize the use of our groupwide distribution channels, particularly in banking and credit card businesses, in order to promote greater face-to-face interaction with customers and closely monitor regulatory developments related to bancassurance liberalization. We also aim to train specialists, offer differentiated products targeting the fast-growing senior citizenry in Korea, as well as strengthen asset management capabilities. In order to expand our insurance business, we may also selectively engage in mergers and acquisitions based on our further assessment for such needs.

Maximize synergy generation to present a seamless one-portal financial services platform.  We believe that enhancing a one-portal channel for our approximately 13.5 million active customers groupwide, which we believe is the largest customer base among financial institutions in Korea, is a critical element to our growth as an integrated financial services provider. To this end and in order to leverage the potential synergy among our various business lines, we plan to enhance our groupwide integrated CRM system, which would facilitate the sharing of customer data and product distribution channels among our member companies and further strengthen our groupwide product recommendation systems for cross-selling and up-selling our various financial products and services. Other plans include enhancing and upgrading our existing resources available groupwide, such as our call centers and telemarketing networks, public relations teams, internet banking systems and integrated reward programs.

Take a strong initiative in the investment banking business.  In light of the Financial Investment Services and Capital Market Act, which will take effect on February 4, 2009, which aims, among others, to promote the investment banking business among domestic financial institutions in Korea, we aim to develop a leading investment banking business based on our brand power, substantial investment in human resources and equity capital, and systematic risk management. We also seek to enhance the market recognition of our asset management business and strengthen our private equity and alternative investment business divisions in conjunction with the debt financing division of Shinhan Bank.

Build momentum for a successful global business.  In light of the increasingly globalized nature of the business of our customers and in order to exploit potential business opportunities in emerging markets around the world, we plan to strengthen our groundwork for becoming a global financial institution in the future. As part of such effort, we have recently made equity investments in several financial institutions in emerging markets and are actively pursuing fee-based transactions through our investment banking center in Hong Kong. In the future, we may selectively pursue opportunities to acquire overseas retail banks and, as part of diversifying our investment banking portfolio, increase investments in non-financial companies.

ACQUISITION OF LG CARD

On March 23, 2007, we acquired the controlling interest in LG Card, one of Korea’s largest credit card companies, and LG Card became one of our subsidiaries. The following provides a summary of the background of the acquisition.

Starting in 2003, LG Card experienced significant liquidity problems. After a series of rescue efforts, in August 2005 the creditors of LG Card resolved to sell the controlling equity interest in LG Card. In August 2006, we were selected as the preferred bidder, and in December 2006, we and the creditors of LG Card entered into a stock purchase agreement, pursuant to which we made a public tender offer held from February 28, 2007 to March 19, 2007, as a result of which we acquired 98,517,316 shares, or 78.6%, of the common stock of LG Card at the price of ~~W~~67,770 per share, or an aggregate price of ~~W~~6,676 billion. This was in addition to 8,960,005 shares, or 7.1%, of the common stock of LG Card held by Shinhan Bank prior to the public tender offer. Through a second public tender offer held from June 14, 2007 to July 3, 2007, we acquired an additional 9,624,218 shares (including 8,960,005 shares purchased from Shinhan Bank), or 7.68%, of the common stock of LG Card, at the price of ~~W~~46,392 per share, or an aggregate price of ~~W~~446 billion. On September 21, 2007, we acquired the remaining 17,227,869 shares, or 13.74%, of the common stock of LG Card, through a stock swap at the exchange ratio of 0.84932 common share of Shinhan Financial Group per common share of LG Card. LG Card was delisted from the Korea Exchange on October 10, 2007.

On October 1, 2007, LG Card assumed all of the assets and liabilities of former Shinhan Card and changed its name to Shinhan Card, and on the same date, former Shinhan Card changed its name to SHC Management. The consideration paid for the assumption by LG Card of all of the assets and liabilities of former Shinhan Card was ~~W~~1,055 billion.

We believe that the integration of LG Card into our group has been successful to-date. After our acquisition in March 2007, a committee made up of members of senior management of us, LG Card and former Shinhan Card oversaw the integration of operations to ensure a smooth transition. The integration of IT systems of LG Card and former Shinhan Card is expected to be completed in the third quarter of 2008. While there remain two labor unions respectively representing the employees formerly employed by LG Card and former Shinhan Card, the labor unions are currently in discussion for a merger, and we believe our relationship with the two labor unions is good.

We believe that the acquisition of LG Card has had, and will continue to have, substantial synergy effects, including an expanded customer base, cost savings from shared infrastructures and bulk purchases, greater opportunities for cross-selling and diversified revenue streams from non-banking businesses.

Liquidity and Capital Resources

As consideration for the first public tender offer for the shares of LG Card held from February 28, 2007 to March 19, 2007, we paid ~~W~~6,676 billion in cash. In January 2007, we raised ~~W~~3,750 billion in cash through private placements of 28,990,000 redeemable preferred shares at the purchase price of ~~W~~100,000 per share and 14,721,000 redeemable convertible preferred shares at the purchase price of ~~W~~57,806 per share to institutional investors and governmental entities in Korea. These preferred shares may be redeemed at our option from the fifth anniversary of the date of issuance until the twentieth anniversary of the date of issuance. The redeemable convertible shares may be converted into our common shares at a conversion ratio of one-to-one from the first anniversary of the issue date to the fifth anniversary of the issue date. The dividend ratios on the redeemable preferred shares and the redeemable convertible preferred shares are initially 7.00% and 3.25%, respectively, per annum subject to certain adjustments. These preferred shares have terms that are different from the preferred shares issued previously. See Item 10 “Additional Information — Articles of Incorporation — Description of Capital Stock — Description of Redeemable Preferred Stock — Series 10 Redeemable Preferred Stock” and “— Description of Redeemable Convertible Preferred Stock — Series 11 Redeemable Convertible Preferred Stock.”

In addition, as part of obtaining the funding for the LG Card acquisition, from November 2006 to February 2007, we issued corporate bonds in the aggregate principal amount of ~~W~~2,550 billion and commercial papers in the aggregate principal amount of ~~W~~380 billion. The corporate bonds have maturity ranging from 2.5 years to seven years from the issue date. The amounts due under the corporate bonds are ~~W~~1,050 billion in 2009, ~~W~~500 billion in 2010, ~~W~~200 billion in each of 2011 and 2012 and ~~W~~300 billion in each of 2013 and 2014. The commercial paper matures on the first anniversary of the issue date. In June 2007, as part of obtaining additional funding for the LG Card acquisition, we also issued corporate bonds in the aggregate principal amount of ~~W~~550 billion. The amounts due under these corporate bonds are ~~W~~200 billion in June, 2010, ~~W~~250 billion in June 2012 and ~~W~~100 billion in June 2014.

BUSINESS OVERVIEW

Unless otherwise specifically mentioned, the following business overview is presented on a consolidated basis under U.S. GAAP.

In the overview of our business that follows, we provide you with information regarding our branch network and other distribution channels and a detailed look at our principal group activities.

Our Branch Network and Distribution Channels

Through branches maintained at various levels of our subsidiaries, we offer a variety of financial services to retail and corporate customers. The following table presents the geographical distribution of our domestic branch network, according to our principal subsidiaries with branch networks, as of December 31, 2007.

	Shinhan Bank			Shinhan	Good Morning Shinhan Securities		Shinhan Life
	Retail	Corporate	Jeju Bank	Card(1)	Branches	BIB, etc.	Insurance	Total

Seoul and metropolitan	348	118	2	15	39	22	59	603
Kyunggi Province	155	51	—	19	12	7	14	258
Six major cities:	124	65	1	22	18	4	32	266
Incheon	32	29	—	3	2	1	9	76
Busan	36	12	1	6	5	2	9	71
Kwangju	11	5	—	3	2	1	4	26
Taegu	19	7	—	4	4	—	6	40
Ulsan	10	4	—	3	2	—	1	20
Taejon	16	8	—	3	3	—	3	33

Sub-total	627	234	3	56	69	33	105	1,127
Others	93	81	35	36	15	1	36	297

Total	720	315	38	92	84	34	141	1,424

Note:

(1)	Includes 32 depots, 30 card sales branches, 32 installment sales branches and 30 debt collection branches.

Banking Branch Network

As of December 31, 2007, Shinhan Bank had 1,035 branches in Korea. Shinhan Bank’s branch network is designed to focus on providing one-stop banking services tailored to one of the three customer categories: retail customers, small- and medium-sized enterprises customers and large corporate customers. Under the customer oriented branch network, branch officers operate under the sole and independent supervision of their respective division profit centers, providing one-stop banking services tailored to their respective customer groups. Of the 1,035 total domestic branches, 11 specialize in serving large corporations, 136 concentrate on small- and medium-sized enterprises, 706 focus on retail customers, 168 focus on institutional banking and 14 branches focus on private banking.

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

As of March 31, 2008, Shinhan Bank had 348 retail branches located near Seoul and its metropolitan area targeting and servicing high net worth individuals.

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

Corporate Banking Branches

In order to service corporate customers and attract high-quality borrowers, in particular from the small-and medium-sized enterprises sector, Shinhan Bank has developed a relationship management system within its domestic branch network and strengthened its marketing capability. Shinhan Bank’s relationship managers help us foster enduring relationships with our corporate customers, the small- and medium-sized enterprises in particular. As of December 31, 2007, Shinhan Bank had 136 corporate banking branches with these relationship management teams focusing on serving its small-and medium-sized enterprises customers. Shinhan Bank expects its headquarters to be much better positioned to effect policies and business strategies throughout its branch network. This should lead to greater efficiency and better services being provided to these customers. Shinhan Bank has nine corporate branches solely dedicated to large corporate customers, all of which are located in Seoul, Korea.

Self-Service Terminals

In order to complement our branch network, we have established an extensive network of automated banking machines, which are located in branches and in unmanned outlets. These automated banking machines consist of ATMs, cash dispensers and passbook printers. As of December 31, 2007, Shinhan Bank had 1,284 cash dispensers and 5,816 ATMs. We have actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. We believe that the use of our automated banking machines has increased in recent years. In 2007, automated banking machine transactions accounted for approximately 29.88% of total deposit and withdrawal transactions of Shinhan Bank.

The following table sets forth information, for the periods indicated, regarding the number of transactions and the fee revenue of our ATMs and cash dispensers.

	2005		2006(1)		2007

Shinhan Bank:
ATMs and cash dispensers		2,751		6,985		7,100
Number of transactions (millions)		111		324		345
Fee revenue (billions of Won)	~~W~~	20	~~W~~	56	~~W~~	59
Chohung Bank:
ATMs and cash dispensers		4,395		N/A		N/A
Number of transactions (millions)		205		N/A		N/A
Fee revenue (billions of Won)	~~W~~	33		N/A		N/A

N/A = Not applicable

Note:

(1)	The information for Chohung Bank is not available for 2006 and 2007 as it merged with Shinhan Bank in April 2006. For 2006, the information for Shinhan Bank reflects the information of Shinhan Bank and Chohung Bank presented on a combined basis.

Electronic Banking

Since launching Korea’s first internet banking service in July 1999, Shinhan Bank has been widely acknowledged in the print and electronic media as the internet banking leader among Korean commercial banks.

Shinhan Bank’s internet banking services are more comprehensive than those available at the counter, including such services as 24 hour account balance posting, real-time account transfer, overseas remittance and loan requests. Consistent with the fact that Korea has the highest internet supply rate in the world and an active e-business market, internet banking has continued to grow at a rapid pace. In 2007, internet banking transactions made up approximately 44% of total banking transactions of Shinhan Bank. In the case of loans, in particular, an average of approximately 13,000 requests are made per month. Among the electronic banking service customers of Shinhan Bank as of December 31, 2007, approximately 4,098,000 were retail customers and approximately 286,000 were corporate customers.

In March 2004, we launched the Mobile Banking service, which enables customers to make speedy, convenient and secure banking transactions using mobile phones. As of December 31, 2007, Shinhan Bank had 158,823 Mobile Banking subscribers who used the service for approximately 13.5 million transactions per year amounting to approximately ~~W~~2.1 trillion.

The following table sets forth information, for the periods indicated, on the number of users and transactions and the fee revenue of the above services provided to our retail and corporate customers.

	2005		2006(4)		2007

Shinhan Bank:
Telephone banking(1):
Number of users(2)		1,685,031		2,665,538		3,286,375
Number of transactions (in thousands)		41,608		130,889		43,236
Internet banking(1):
Number of users(2)		1,656,196		3,338,174		4,383,865
Number of transactions (in thousands)(3)		403,869		814,092		1,145,218
Total fee revenue (millions of Won)	~~W~~	26,693	~~W~~	63,924	~~W~~	28,353
Chohung Bank:
Telephone banking(1):
Number of users(2)		976,606		N/A		N/A
Number of transactions (in thousands)(3)		82,349		N/A		N/A
Internet banking(1):
Number of users		1,395,770		N/A		N/A
Number of transactions (in thousands)(3)		298,452		N/A		N/A
Total fee revenue (millions of Won)	~~W~~	43,953		N/A		N/A

N/A = Not applicable

Notes:

(1)	Includes customers simultaneously using both telephone banking and internet banking.

(2)	Includes customers using services of both Shinhan Bank and Chohung Bank.

(3)	Includes balance transfers.

(4)	The information for Chohung Bank is not available for 2006 and 2007 as it merged with Shinhan Bank in April 2006. For 2006, the information for Shinhan Bank reflects the information of Shinhan Bank and Chohung Bank presented on a combined basis.

The purpose of e-banking is primarily cost-saving rather than profit generation. Accordingly, substantially all of electronic banking transactions do not generate fee income as many transactions, such as balance inquiries, consultations with customer representatives or transfers of money within our banking institutions, are not charged fees. This is especially the case for phone banking services where a majority of the transactions are balance inquiries or consultations with customer representatives. Firm banking services, which are electronic banking services offered to corporate customers, have also contributed to reducing expenditures on operations and administrative costs.

In line with our strategy to provide high quality and comprehensive customer service, we are in the process of establishing a group-wide integrated call center designed to provide comprehensive customer service and marketing.

Overseas Branch Network

The table below sets forth Shinhan Bank’s overseas banking subsidiaries and branches (including those acquired from Chohung Bank) as of December 31, 2007.

Business Unit	Location	Year Established or Acquired

Subsidiaries
Shinhan Asia Ltd.	Hong Kong SAR, China	1982
Shinhan Bank Europe GmbH	Germany	1994
Shinhan Bank America	U.S.A.	2003
Shinhan Vina Bank	Vietnam	2000
Shinhan Bank (China) Limited	Beijing, China	2007
Shinhan Khmer Bank Limited	Cambodia	2007
Shinhan Bank Kazakhstan Limited	Kazakhstan	2007
Branches
Tokyo	Japan	1988
Osaka	Japan	1986
Fukuoka	Japan	1997
New York	U.S.A.	1989
Singapore	Singapore	1990
London	United Kingdom	1991
Tianjin	China	1994
Ho Chi Minh City	Vietnam	1995
Mumbai(5)	India	1996
Shanghai	China	2003
Qingdao	China	2005
Hong Kong	China	2006
New Delhi	India	2006
Binhai	China	2005
Beijing	China	2007

The principal activities of these overseas branches and subsidiaries are providing trade financing and local currency funding for Korean companies and Korean nationals in the overseas markets and providing foreign exchange services in conjunction with our headquarters. On a limited basis, these overseas branches and subsidiaries also engage in investment and trading of securities of foreign issuers.

Credit Card Distribution Channels

We primarily use three distribution channels to attract new credit card customers for Shinhan Card: (i) the branch network, (ii) sales agents, and (iii) business partnerships and affiliations with vendors.

Our branch network consists of 1,035 retail and corporate banking branches of Shinhan Bank and 30 card sales branches of Shinhan Card. The use of the established branch network of Shinhan Bank is part of the groupwide cross-selling efforts of selling credit card products to the existing banking customers. In 2007, the number of new cardholders acquired through our branch network accounted for approximately 23.2% of the total number of new cardholders. We believe that the banking branch network will continue to provide a stable and low-cost venue for acquiring high-quality credit cardholders.

The sales agents represented the most significant source of new cardholders in 2007, and the number of our new cardholders acquired through sales agents accounted for approximately 52.6% of the total number of new cardholders in 2007. As of December 31, 2007, Shinhan Card had 9,691 sales agents, of which 9,022 were independent contractors and 669 were affiliate partner’s sales agents. These sales agents assist prospects to complete forms and applications as well as provide customer service subsequent to the issuance of a credit card. The compensation to these sales agents is tied to the transaction volume and repayment behavior of the customers introduced by them, and we believe this system helps us to minimize credit risk and to enhance profitability.

As a way of acquiring new cardholders, we also have business partnership and affiliation arrangements with a range of vendors, including gas stations, major retailers, airlines and telecommunication and Internet service providers and it plans to continue to leverage its sales alliances with the increasing number of vendors to attract new cardholders.

The table below sets out the number of our new cardholders of attributable to each distribution channel as of December 31, 2007.

(In thousands)

Branch network	343
Sales agents	777
Business partnerships/affiliations	221
Others(1)	137
Total	1,478

Note:

(1)	Includes Internet and telemarketing

Securities Brokerage Distribution Channels

Our securities brokerage services is conducted principally through Good Morning Shinhan Securities. As of December 31, 2007, Good Morning Shinhan Securities had 118 business offices nationwide, including 84 branches, 24 branch-in-branch CBIBs, seven private banking centers and three Maestro Plazas, and had three overseas subsidiaries based in New York, London and Hong Kong to service our customers in business.

Approximately 61.9% of our brokerage branches are located in the Seoul metropolitan area with a focus to attract high net worth individual customers and also to achieve synergy with our retail and corporate banking branch network. In the corporate sector in particular, we continue to explore new opportunities through cooperation between Good Morning Shinhan Securities and Shinhan Bank.

Insurance Sales and Distribution Channels

We sell and provide our insurance services primarily through Shinhan Life Insurance and SH&C Life Insurance. SH&C Life Insurance specializes in bancassurance products, which it distributes solely through our bank branches. In contrast, Shinhan Life, in addition to distributing bancassurance products through our bank branches, also distributes a wide range of life insurance products through its own branch network, an agency network of financial planners and telemarketers as well as through the Internet. As of December 31, 2007, Shinhan Life Insurance had 141 branches and seven customer support centers. These branches are staffed by financial planners, telemarketers and account managers to meet the various needs of our insurance and lending customers. Our customer support centers provide lending services to our insurance customers as well as other customers, and also handle insurance payments.

Our Principal Activities

Our principal group activities consist of deposit-taking activities from our retail and corporate customers, which provide us with funding necessary to offer a variety of commercial banking, securities brokerage, investment banking and other financial services.

The comprehensive financial services that we provide are:

•	commercial banking services, consisting of the following:

•	retail banking services;

•	corporate banking services, primarily consisting of:

•	Small- and medium-sized enterprises banking; and

•	Large corporate banking;

•	treasury and securities investment

•	other banking services, such as trust account management services

•	credit card services

•	securities brokerage services

•	insurance services, primarily consisting of:

•	life insurance services;

•	bancassurance;

•	reinsurance for life insurance; and

•	other insurance services

•	asset management services, including brokerage and trading of various securities, related margin lending and deposit and trust services, and other asset management to the extent permitted by law

•	other services, including leasing and equipment financing, investment trust management, regional banking, investment banking advisory and loan collection and credit reporting.

In addition to the above business activities, we have a corporate center at the holding company level to house those functions that support the cross-divisional management in our organization.

Our principal activities are not subject to any material seasonal trends. While we have a number of overseas branches and subsidiaries, substantially all of our revenues in 2005, 2006 and 2007 were generated in Korea.

Deposit-Taking Activities

We offer many deposit products that target different customer segments with features tailored to each segment’s financial profile and other characteristics. Our deposit products principally include the following:

•	Demand deposits, which either do not accrue interest or accrue interest at a lower rate than time or savings deposits. Demand deposits allow the customer to deposit and withdraw funds at any time and, if they are interest bearing, accrue interest at a fixed or variable rate depending on the period and the amount of deposit. Retail and corporate demand deposits constituted approximately 7.7% of our total deposits as of December 31, 2006 and paid an average interest of 0.46% in 2006, and approximately 6.9% of our total deposits as of December 31, 2007 and paid average interest of 0.41% in 2007.

•	Time deposits, which generally require the customer to maintain a deposit for a fixed term during which the deposit accrues interest at a fixed rate or variable rate based on certain financial indexes, including the Korea Composite Stock Price Index (KOSPI). If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for time deposits typically ranges from one month to five years. Retail and corporate time deposits constituted approximately 43.0% of our total deposits as of December 31, 2006 and paid average interest of 3.84% in 2006, and approximately 46.6% of our total deposits as of December 31, 2007 and paid average interest of 4.55% in 2007.

•	Mutual installment deposits, which generally require the customer to make periodic deposits of a fixed amount over a fixed term during which the deposit accrues interest at a fixed rate. If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for installment deposits typically ranges from six months to five years. Mutual installment deposits constituted approximately 0.9% of our total deposits as December 31, 2006 and paid average interest of 3.80% in 2006, and approximately 0.3% of our total deposits as of December 31, 2007 and paid average interest of 3.88% in 2007.

•	Savings deposits, which allow the customer to deposit and withdraw funds at any time and accrue interest at an adjustable interest rate, which is lower than time or installment deposits. Currently, interest on savings deposits ranges from zero to 5.54%. Saving deposits constituted approximately 30.4% of our total deposits as of December 31, 2006 and paid average interest of 2.12% in 2006, and approximately 28.2% of our total deposits as of December 31, 2007 and paid average interest of 2.05% in 2007.

•	Marketable deposits, consisting of certificates of deposit, cover bills and bonds sold under repurchase agreements that have maturities ranging from 30 days to two years. Interest rates on marketable deposits are determined based on the length of the deposit and prevailing market interest rates. Certificate of deposits are sold on a discount to their face value, reflecting the interest payable on the certificate of deposit. Under U.S. GAAP, cover bills sold are reflected as short-term borrowings and bonds sold under repurchase agreements are reflected under secured borrowings.

•	Foreign currency deposits, which accrue interest at an adjustable rate and are available to Korean residents, nonresidents and overseas immigrants. Shinhan Bank offers foreign currency demand and time deposits and checking and passbook accounts in 20 currencies. Deposits in foreign currency constituted approximately 4.4% of our total deposits as of December 31, 2006 and paid average interest of 3.46% in 2006, and approximately 5.0% of our total deposits as of December 31, 2007 and paid average interest of 3.18% in 2007.

We also offer deposits which provide the holder with preferential rights to housing subscriptions under the Housing Construction Promotion Law, and eligibility for mortgage loans. These products include:

•	Housing subscription time deposits, which are special purpose time deposit accounts providing the holder with a preferential right to subscribe for new private apartment units under the Housing Construction Promotion Law. This law is the basic law setting forth various measures supporting the purchase of houses and the supply of such houses by construction companies. If a potential home-buyer subscribes for these deposit products and holds them for a certain period of time as set forth in the Housing Construction Promotion Law, such deposit customers obtain the right to subscribe for new private apartment units on a priority basis under this law. Such preferential rights are neither transferable nor marketable in the open market. These products accrue interest at a fixed rate for one year and at an adjustable rate after one year, which are consistent with other time deposits. Deposit amounts per account range from ~~W~~2 million to ~~W~~15 million depending on the size and location of the dwelling unit. These deposit products target high and middle income households.

•	Housing subscription installment savings deposits, which are monthly installment savings programs providing the holder with a preferential subscription right for new private apartment units under the Housing Construction Promotion Law. Such preferential rights are neither transferable nor marketable in the open market. These deposits require monthly installments of ~~W~~50,000 to ~~W~~500,000, have maturities between three and five years and accrue interest at fixed rates depending on the term, which are consistent with other installment savings deposits. These deposit products target low- and middle-income households.

For information on our deposits in Korean Won based on the principal types of deposit products we offer, see “Item 4. Information on the Company — Description of Assets and Liabilities — Funding — Deposits.”

The following table sets forth the number of the deposit customers of Shinhan Bank and Chohung Bank by category as well as the number of domestic branches as of the dates indicated.

	As of December 31,
	2005	2006(4)	2007(4)
	(In thousands, except branches)

Shinhan Bank:
Retail deposit customers(1)	6,436	12,760	14,960
Active retail deposit customers(2)	1,727	3,523	4,675
Corporate deposit customers	121	198	217
Domestic branches	402	1,028	1,035
Chohung Bank:
Retail deposit customers(1)	9,063	N/A	N/A
Active retail deposit customers(3)	2,932	N/A	N/A
Corporate deposit customers	145	N/A	N/A
Domestic branches	537	N/A	N/A

N/A = Not available

Notes:

(1)	Based on the classification for the purpose of customer management, retail deposit customers include individual deposit customers, foreigners, sole proprietorships and certain small- and medium-sized enterprises deposit customers classified as retail customers depending on a number of factors, including those small- and medium-sized enterprises to whom a credit of less than ~~W~~1 billion has been extended and who are sole proprietors.

(2)	For Shinhan Bank, represents customers (i) whose average monthly account balance is ~~W~~300,000 or more or (ii) who is 20 years of age or more, has an average loan balance during the year, and accordingly is required to maintain a deposit account with Shinhan Bank to service payment of interest on, and principal of, such loans.

(3)	For Chohung Bank, represents customers whose aggregate of outstanding balances of all accounts as of December 31 of each year was ~~W~~100,000 or more.

(4)	The information for Chohung Bank is not available for December 31, 2006 and 2007 as it merged with Shinhan Bank in April 2006. The information for Shinhan Bank for December 31, 2006 and 2007 includes the information for former Chohung Bank.

We offer varying interest rates on our deposit products depending on the rate of return on our interest earning assets, average funding costs and interest rates offered by other nationwide commercial banks.

We believe that, as of December 31, 2005, Chohung Bank held the largest amount of deposits made by litigants in connection with legal proceedings in Korean courts or by persons involved in disputes. In Korea, a debtor may discharge his obligation by depositing the subject of performance with the court for the creditor if a creditor refuses to accept payment of debt or is unable to receive it, or if the debtor cannot ascertain without any negligence who is entitled to the payment. Also, in instances in which there has been a preliminary attachment of real property, the property owner may deposit in cash the amount being claimed by such preliminary attachment holder in escrow with the court, in which case the court will remove such lien or attachment. Chohung Bank performed such court deposit services since 1958, and developed an infrastructure of equipment, software and personnel for such business. Following the merger, Shinhan Bank provides such court deposit services, which services may also be provided by other regional banks beginning in July 2006. Such deposits in the past have carried interest rates, which were generally lower than market rates (on average approximately 2% per annum). Such deposits totaled ~~W~~5,002 billion, ~~W~~5,390 billion and ~~W~~5,136 billion as of December 31, 2005, 2006 and 2007, respectively.

The Monetary Policy Committee of the Bank of Korea imposes a reserve requirement on Won currency deposits of commercial banks which, effective as of December 23, 2006, ranges from 0% to 7%, based generally on the term to maturity and the type of deposit instrument. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Banks — Liquidity.” The Monetary Policy Committee also regulates maximum interest rates that can be paid on certain deposits. Under the Korean government’s finance reform plan issued in May 1993, controls on deposit interest rates have been gradually reduced. Currently, only maximum interest rates payable on demand deposits are subject to regulation by the Bank of Korea.

The Depositor Protection Act provides for a deposit insurance system where the Korea Deposit Insurance Corporation guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of ~~W~~50 million per depositor per bank. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Banks — Deposit Insurance System.”

Retail Banking Services

Overview

We provide retail banking services primarily through Shinhan Bank, and, to a significantly lesser extent, through Jeju Bank, a regional commercial bank. The consumer loans of Shinhan Bank amounted to ~~W~~52,164 billion as of December 31, 2007.

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

Retail banking of Shinhan Bank has been and will continue to remain one of our core businesses. Shinhan Bank’s strategy in retail banking is to provide prompt and comprehensive services to retail customers through increased automation and improved customer service, as well as a streamlined branch network focused on sales. The retail segment places an emphasis on targeting high net worth individuals. As of December 31, 2007, Shinhan Bank had approximately 3,554 high net worth individual customers with deposits of ~~W~~1 billion or more.

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

As of December 31, 2007, mortgage and home-equity loans and other consumer loans accounted for 55.28% and 44.72%, respectively, of our consumer loans.

For secured loans, including mortgage and home equity loans, Shinhan Bank’s policy is to lend up to 40%-60% of the appraisal value of the collateral, by taking into account the value of any lien or other security interest that is prior to our security interest (other than petty claims). As of December 31, 2007, the loan-to-value ratio of mortgage and home equity loans, under Korean GAAP, of Shinhan Bank was approximately 44.74%.

Due to the rapid increase in mortgage and home equity loans in Korea, in 2005 and 2006, the Financial Services Commission implemented stringent regulations and guidelines that are designed to suppress the increase of loans secured by housing. These regulations include restrictions on banks’ maximum loan-to-value ratios, guidelines with respect to appraisal of collateral, internal control and credit approval policy requirements with regard to housing loans as well as provisions designed to discourage commercial banks or other financial institutions from instituting incentive-based marketing and promotion of housing loans. In addition to the existing regulations and guidelines, from the second half of 2005 to the first quarter of 2007, the Financial Services Commission implemented additional guidelines to reduce mortgage and home equity loans and stabilize the real estate market, including (i) restricting the number of extensions on loans secured by the borrower’s apartment to one, (ii) reducing the maximum loan-to-value ratio for loans secured by the borrower’s apartment in highly speculated areas, (iii) forbidding to extend mortgage or home equity loans to minors and (iv) expanding the application of each of the debt-to-income ratio the loan-to-value ratio to 40% in respect of loans by banks and insurance companies for the purpose of assisting the purchase of apartments located in highly speculated areas with a purchase price of less than ~~W~~600 million. We believe that the foregoing Government regulations relating to the real estate market will continue to have the effect of reducing the rate of growth in the mortgage and home equity markets.

As of December 31, 2007, substantially all of our mortgage and home equity loans were secured by residential property.

In Korea, contrary to general practices in the United States, it is a common practice in Korea for construction companies in Korea to require buyers of new homes (particularly apartments under construction) to make installment payments of the purchase price well in advance of the title transfer of the home being purchased. In connection with this common practice, we provide advance loans, on an unsecured basis for the time being, to retail borrowers where the use of proceeds is restricted to financing of home purchases. A significant portion of these loans are guaranteed by third parties, which may include the construction company receiving the installment payment, until construction of the home is completed. Once construction is completed and the titles to the homes are transferred to the borrowers, which may take several years, these loans become secured by the new homes purchased by these borrowers. Beginning in December 31, 2004, recognizing the unsecured nature of such loans, we classified such loans as other consumer loans. As of December 31, 2005, 2006 and 2007, we had approximately ~~W~~2,312 billion, ~~W~~3,241 billion and ~~W~~4,305 billion, respectively, of such unsecured loans to construction companies, classified as other consumer loans.

The following table sets forth the portfolio of our consumer loans.

	As of December 31,
	2005		2006		2007
	(In billions of Won, except percentages)

Consumer loans(1)
Mortgage and home-equity	~~W~~	25,840	~~W~~	30,097	~~W~~	31,495
Other consumer		17,874		20,458		25,475
Percentage of consumer loans to total gross loans		41.3%		41.3%		37.5%

Note:

(1)	Before allowance for loans losses and excludes credit card accounts.

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

As of December 31, 2007, Shinhan Bank’s three-month, six-month and twelve-month base rates were approximately 5.81%, 5.98% and 6.36%, respectively. As of December 31, 2007, Shinhan Bank’s fixed rates for home equity loans with a maturity of one year, two years and three years were 6.71%, 6.74% and 6.79%, respectively, and Shinhan Bank’s fixed rates for other consumer loans with a maturity of one year ranged from 8.75% to 13.25%, depending on the consumer credit scores of its customers.

As of December 31, 2007, approximately 86.82% of Shinhan Bank’s consumer loans were priced based on a floating rate and approximately 13.18% were priced based on a fixed rate. As of the same date, approximately 99.83% of Shinhan Bank’s consumer loans with maturity of over one year were priced based on a floating rate and approximately 0.17% were priced based on a fixed rate.

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

We believe that we were one of the first banks to initiate private banking in Korea. We opened our first Private Banking Center in Seoul in 2002 to serve the needs of high net worth customers, in particular those customers with deposits of ~~W~~1 billion or more, and we currently have seven private banking centers, all of which are located in the greater Seoul metropolitan area. While we believe that the market for private banking services in Korea is still at an early stage of development, in connection with our strategy to target high net worth retail customers, we established a separate private banking department in 2003 to further develop and improve our services in this area. With the launch of our “New Bank” initiative, our private banking department was spun off from its original organization and was elevated to the Private Banking Group. As of May 31, 2008, we operated 14 private banking centers nationwide, including nine in Seoul, two in the suburbs of Seoul and three in other cities located in other regions in Korea. Through these efforts, we believe that our private banking service marked the year 2006 with notable growth. The private banking customer base grew to 3,554 individuals and assets under management increased 24% from ~~W~~7.9 trillion in 2006 to ~~W~~9.8 trillion in 2007.

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

	As of December 31,
	2005			2006			2007
	(In billions of Won, except percentages)

Small- and medium-sized enterprises loans(1)	~~W~~	39,943	37.7%	~~W~~	47,159	38.5%	~~W~~	62,296	41.0%
Large corporate loans(2)		17,948	16.9		20,808	17.0		17,871	11.8

Total corporate loans	~~W~~	57,891	54.6%	~~W~~	67,967	55.5%	~~W~~	80,167	52.8%

Notes:

(1)	Represents the principal amount of loans extended to corporations meeting the definition of small- and medium-sized enterprises under the Basic Act on Small- and Medium-sized Enterprises and its Presidential Decree. Certain loans to sole proprietorships are included under retail lending.

(2)	Includes loans to government-controlled companies.

Small- and Medium-sized Enterprises Banking

The small- and medium-sized enterprise loans of Shinhan Bank amounted to ~~W~~56,778 billion as of December 31, 2007. Under the Basic Act on Small- and Medium-sized Enterprises and its Presidential Decree, small- and medium-sized enterprises are defined as companies which (i) do not have employees, sales, paid-in capital or assets exceeding the number or the amount, as the case may be, specified in accordance with their types of businesses in the Presidential Decree and (ii) do not belong to a conglomerate as defined in the Monopoly Regulations and Fair Trade Act. In order to qualify as a small- and medium-sized enterprise, none of its shareholders holding 30% or more of its total issued and outstanding voting shares can have assets of ~~W~~500 billion or more as of the end of the immediately preceding fiscal year. As of December 31, 2007, we had approximately 187,207 small- and medium-sized enterprises loan customers.

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

We believe that Shinhan Bank, which has traditionally focused on small- and medium-sized enterprises lending, possesses the necessary elements to succeed in the small- and medium-sized enterprises market, including its marketing capabilities (which we believe have provided Shinhan Bank with significant brand loyalty) and its credit rating system for credit approval. To maintain or increase its market share of small- and medium-sized enterprises lending, Shinhan Bank has:

•	positioned itself based on accumulated expertise. We believe Shinhan Bank has a good understanding of the credit risks embedded in this market segment and to develop loan and other products specifically tailored to the needs of this market segment;

•	begun operating a relationship management system to provide targeted and tailored customer service to small- and medium-sized enterprises. Shinhan Bank has 136 corporate banking branches with relationship management teams. These relationship management teams market products and review and approve smaller loans that pose less credit risks; and

•	begun to focus on cross-selling loan products with other products. For example, when Shinhan Bank lends to small- and medium-sized enterprises, it also explores opportunities to cross-sell consumer loans or deposit products to the employees of those companies or to provide financial advisory services.

Since 2005, the industry-wide delinquency ratios for loans to small- and medium-sized enterprises have been falling. According to data compiled by the Financial Supervisory Service, the delinquency ratio (net of charge-offs, which has also increased significantly) for Won-denominated loans by Korean banks to small- and medium-sized enterprises decreased from 1.5% as of December 31, 2005 to 1.1% as of December 31, 2006 and to 1.0% as of December 31, 2007. The delinquency ratio for loans to small- and medium-sized enterprise is calculated as the ratio of (1) the outstanding balance of such loans in respect of which either principal payments are overdue by one day or more or interest payments are over due by 14 days or more (if prior interest payments on a loan were made late on more than three occasions, in which case the loan is considered delinquent if interest payments are overdue by one day or more) to (2) the aggregate outstanding balance of such loans. Shinhan Bank’s delinquency ratio, calculated under Korean GAAP, for such loans decreased from 1.44% as of December 31, 2005 to 0.85% as of December 31, 2006 and to 1.10% as of December 31, 2007. Prior to the merger, Chohung Bank’s delinquency ratio, calculated under Korean GAAP, for such loans was 1.70% as of December 31, 2005. Shinhan Bank’s delinquency ratios, calculated under Korean GAAP, for Won-denominated loans to small- and medium-sized enterprises that do not prepare audited financial statements were 1.95% as of December 31, 2005, 0.90% as of December 31, 2006 and 1.11% as of December 31, 2007. Such delinquency ratio for Chohung Bank prior to the merger was 1.45% as of December 31, 2005. Shinhan Bank’s delinquency ratios for loans to small unincorporated businesses and sole proprietorships were 1.64% as of December 31, 2005, 0.99% as of December 31, 2006 and 1.04% as of December 31, 2007. Such delinquency ratio for Chohung Bank prior to the merger was 1.64% as of December 31, 2005. There is no assurance that these delinquencies will not rise in 2008. Our current focus in the small- and medium-sized enterprise lending business is to improve the asset quality and maintain the profitability of our loans to small-and medium-sized enterprises.

Large Corporate Banking

Large corporate customers consist primarily of member companies of chaebols and financial institutions. Large corporate loans of Shinhan Bank amounted to ~~W~~16,811 billion as of December 31, 2007. As a late entrant into the Korean commercial banking industry, large corporate banking has not been a core business of Shinhan Bank and its focus of business in this customer sector has been on investments in corporate debt securities and fee-based businesses rather than conventional lending activities. On the other hand, the former Chohung Bank traditionally focused on large corporate customers as its core corporate banking business.

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

Corporate Lending Activities

Our principal loan products for corporate customers are working capital loans and facilities loans. Working capital loans, which include discounted notes and trade financing, are, in general, loans used for general working capital purposes. Facilities loans are provided to finance the purchase of equipment and the establishment of manufacturing Won-denominated plants. As of December 31, 2007, working capital loans and facilities loans amounted to ~~W~~41,420 billion and ~~W~~10,456 billion, respectively, representing 79.84% and 20.16% of our total Won-denominated corporate loans under Korean GAAP. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three years in the case of unsecured loans and five years in the case of secured loans. Facilities loans, which are generally secured, have a maximum maturity of ten years.

Loans to corporations may be unsecured or secured by real estate, deposits or guaranty certificates. As of December 31, 2007, under Korean GAAP, secured loans and guaranteed loans (including loans secured by guaranty certificates issued by credit guarantee insurance funds) accounted for 22.66% and 0.63%, respectively, of Shinhan Bank’s Won-denominated loans to small- and medium-sized enterprises. Among the secured loans, approximately 73.71% were secured by real estate.

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

As of December 31, 2007, in terms of outstanding loan balance, 31.50% of our corporate loans were extended to borrowers in the manufacturing industry, 15.25% were to borrowers in the retail and wholesale industry, 21.28% were to the borrowers in the real estate, leasing and service industry, 7.15% were to borrowers in the construction industry, and 3.65% were extended to borrowers in the finance and insurance industry. Beginning in 2006, loans to corporate borrowers in the real estate leasing and service industry and the hotel and leisure industry, which are principally small- and medium-sized enterprises, began experiencing an increase in delinquencies as well as deterioration in credit quality. Under Korean GAAP, delinquency ratio for Won-denominate loans to the real estate leasing and service industry was 0.78% for Shinhan Bank as of December 31, 2007, net of charge-offs and loan sales. Under Korean GAAP, delinquency ratio for Won-denominated loans to the construction industry was 1.15% for Shinhan Bank as of December 31, 2007, net of charge-offs and loan sales. Shinhan Bank’s Won-denominated corporate loans classified as substandard or below under the guidelines of the Financial Services Commission was ~~W~~587 billion, net of charge-offs and loan sales, as of December 31, 2007.

Pricing

We establish the price for our corporate loan products of Shinhan Bank based principally on their respective cost of funding and the expected loss rate based on a borrower’s credit risk. As of December 31, 2007, 92.9% of Shinhan Bank’s corporate loans with outstanding maturities of one year or more had interest rates that were not fixed but were variable in reference to Shinhan Bank’s market rate.

Shinhan Bank generally determines pricing of its corporate loans as follows:

Interest rate =	(Shinhan Bank’s periodic market floating rate or reference rate) plus transaction cost plus a credit spread plus risk premium plus or minus a discretionary adjustment rate.

Depending on the situation and Shinhan Bank’s agreement with the borrower, Shinhan Bank may use either its periodic market floating rate or the reference rate as the base rate in calculating its pricing. As of December 31, 2007, Shinhan Bank’s periodic market floating rates (which are based on a base rate determined for three-month, six-month, one-year, two-year, three-year or five-year periods derived using Shinhan Bank’s market rate system) were 5.81% for three months, 5.98% for six months, 6.36% for one year, 6.71% for two years, 6.74% for three years and 6.79% for five years. As of the same date, Shinhan Bank’s reference rate was 8.75%.

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

Electronic Corporate Banking

Shinhan Bank launched its electronic corporate banking services connecting its corporate customers through dedicated subscriber lines in 1991. Shinhan Bank has since developed its electronic corporate banking services to offer to corporate customers a web-based total cash management service through “Shinhan Bizbank.” Shinhan Bizbank supports all types of banking transactions from basic transaction history inquiries and fund transfers to opening letters of credit and trade finance. Products and services related to cash management include payment management, collection management, sales settlement service, acquisition settlement service, B2B settlement service, sweeping and pooling. By offering such information technology-related products and services such as purchase cards, loans for purchasing goods, e-biz loans, and a B2B settlement service, Shinhan Bank is able to continue to reinforce its image as one of the leaders in electronic corporate banking. Through the enhancement of Shinhan Bizbank and its cash management service, we intend to improve the support service system related to customer cash management. Shinhan Bank’s electronic corporate banking services are being integrated with the services Chohung Bank had developed prior to the merger. Shinhan Bizbank’s services were being used by approximately 286,000 corporations as of December 31, 2007 and, in 2007, its number of transactions and aggregate transaction amount were approximately 37,246,000 and ~~W~~1,175 billion, respectively.

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

Recent Regulatory Changes

In April 2006, the Government amended the Presidential Decree of the Indirect Investment Asset Management Business Act and regulations thereunder in order to facilitate the formation and operation of private equity funds by lowering the required minimum equity investment, relaxing the mandatory investment ratio, allowing the value of the purchased shares of listed companies to be estimated by the purchase price of such shares reflecting control premium as well as its market price and allowing private equity funds to invest in non-performing loans. The key provisions of the Indirect Investment Asset Management Business Act relating to private equity funds are as follows:

•	A private equity fund is a limited partnership company that is incorporated in accordance with the Korean Commercial Code, which has not less than one general partner and not less than one limited partner.

•	The minimum value of the equity investment by limited partners is ~~W~~1 billion for an individual investor or ~~W~~2 billion for a legal entity.

•	Details of the private equity fund, such as its objective, name, location, term of existence, information concerning partners, a summary of the operation, shall be registered with the Financial Supervisory Service.

•	A private equity fund shall apply 50% of its assets (provided that, if the Fund (as defined under the Framework Act on Fund Management) is a partner and its method of contribution is other than as capital commitment, such contribution shall be excluded from the calculation of assets), within two years after capital injection by the partners, to (1) an investment in excess of 10% of the total number of shares issued by the target company, (2) an investment that makes it possible for the private equity fund to exercise de facto control over major corporate governance matters including appointments and dismissals of officers, (3) an investment in Investment Securities (as defined under the Indirect Investment Asset Management Business Act) issued by SOC Investment Companies (as defined under the Promotion of Social Overhead Capital Investment Act) or (4) an investment in securities or equities of Investment Purpose Companies (as defined under the Indirect Investment Asset Management Business Act) under the Indirect Investment Asset Management Business Act. In addition, a private equity fund shall hold the acquired shares for at least six months following the date of investment.

•	As a special rule, if a private equity fund meets the above requirements for investment, for ten years from the date on which such requirements are met, (1) the provisions governing holding companies as provided in the Monopoly Regulation and Fair Trade Act shall not apply and (2) the private equity fund shall not be deemed a financial holding company as provided in the Financial Holding Companies Act.

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

Treasury

At Shinhan Bank, the Treasury Department provides funds to all of its business operations and ensures the liquidity of Shinhan Bank’s operation. To secure long-term stable funds, we use fixed and floating rate notes, debentures, structured financing, and other advanced funding methods. As for overseas funding, we constantly explore the feasibility of raising funds in currencies other than the U.S. dollar, such as Japanese Yen and the Euro. In addition, Shinhan Bank makes call loans and borrow call money in the short-term money market. Call loans are short-term lending among banks and financial institutions in either Korean Won or foreign currencies, in amounts exceeding ~~W~~100 million, with maturities of 30 days or less. Typically, call loans have maturities of one day.

Securities Investment and Trading

We invest in and trade securities for our own account in order to maintain adequate sources of liquidity and generate interest and dividend income and capital gains. Our trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or certain government-invested enterprises and debt securities issued by financial institutions. Our equity securities consist of equities listed on the Stock Market and KOSDAQ Market of Korea Exchange. For a detailed description of our securities investment portfolio, see “— Description of Assets and Liabilities — Investment Portfolio.”

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

Shinhan Bank’s trading volume in terms of notional amount was ~~W~~102,636 billion and ~~W~~216,566 billion, in 2006 and 2007, respectively. Such derivative operations have focused on addressing the needs of our corporate clients to hedge their risk exposure and back-to-back derivatives entered into to hedge our risk exposure that results from such client contracts.

We also enter into derivative trading contracts to hedge the interest rate and foreign currency risk exposure that arise from our own assets and liabilities. Many of these non-trading derivative contracts, however, do not qualify for hedge accounting under U.S. GAAP and are accordingly accounted for as trading derivatives in the financial statements. In addition, on a limited basis, we engage in proprietary trading of derivatives within our regulated open position limits. See “— Description of Assets and Liabilities — Derivatives.”

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

Under Korean law, assets accepted in trust accounts are segregated from other assets of the trustee bank and are not available to satisfy the claims of the depositors or other creditors of such bank. Accordingly, trust accounts are accounted for and reported separately from the bank accounts. See “— Supervision and Regulation.” Trust accounts are regulated by the Trust Act, the Trust Business Act and the Indirect Investment Asset Management Business Act of Korea and most national commercial banks offer similar trust account products. We earn income from trust account management services, which is reflected in our accounts as net trust management fees. See “Item 5. Operating and Financial Review and Prospects — Operating Results — 2007 Compared to 2006 — Noninterest Income.”

Under U.S. GAAP, generally, we have not consolidated trust accounts in our financial statements except for the Guaranteed Fixed Rate Trust Accounts or recognized the acquisition of such accounts in accordance with the purchase method of accounting due to the fact that these are not our assets but customer assets. As of December 31, 2005, 2006 and 2007, under Korean GAAP, Shinhan Bank had total trust assets of ~~W~~15,386 billion, ~~W~~23,750 billion and ~~W~~34,259 billion, respectively, comprised principally of securities investments of ~~W~~5,422 billion, ~~W~~10,130 billion and ~~W~~11,903 billion, respectively, and loans in the principal amount of ~~W~~291 billion, ~~W~~391 billion and ~~W~~677 billion, respectively. Securities investments consisted of corporate bonds, government-related bonds and other securities, primarily commercial paper. As of December 31, 2005, 2006 and 2007, under Korean GAAP, equity securities constituted 4.3%, 5.0% and 3.4%, respectively, of our total trust assets. Loans made by trust accounts are similar in type to those made by our bank accounts, except that they are made only in Korean Won. As of December 31, 2005, 2006 and 2007, under Korean GAAP, approximately 68.5%, 89.8% and 60.4%, respectively, of the amount of loans from the trust accounts were collateralized or guaranteed. In making investment from funds received for each trust account, each trust product maintains investment guidelines applicable to each such product which sets forth, among other things, company, industry and security type limitations.

As of December 31, 2005, under Korean GAAP, Chohung Bank had total trust assets of ~~W~~6,289 billion, comprised principally of securities investments of ~~W~~3,455 billion, and loans in the principal amount of ~~W~~86 billion. As of December 31, 2005, under Korean GAAP, equity securities constituted 7.0% of Chohung Bank’s total trust assets. As of December 31, 2005, under Korean GAAP, approximately 93.0% of the amount of loans from the trust accounts of Chohung Bank were collateralized or guaranteed.

The balance of the money trusts managed by our trust account business was ~~W~~13,574 billion as of December 31, 2007 under Korean GAAP, showing an increase of 11.3% compared to ~~W~~12,192 billion as of December 31, 2006.

Trust Products

Our trust account management services offer individuals primarily two basic types of money trust accounts: guaranteed fixed rate trusts and variable rate trusts.

•	Guaranteed Fixed Rate Trust Accounts. Guaranteed fixed rate trust accounts offer customers a fixed-rate of return and guaranteed principal. We receive any amounts remaining after taking into account the guaranteed return and all expenses of the trust accounts, including provisions for valuation losses on equity securities, loan losses and special reserves. We maintain two types of guaranteed fixed rate trust accounts: general unspecified money trusts and development money trusts. Korean banks, including Shinhan Bank, have been restricted from establishing new general unspecified money trusts since January 1, 1996, and development money trusts effective January 1, 1999. As a result, the size of general unspecified money trusts and development money trusts has decreased substantially and most of development money trusts matured by the end of 2001 and most of general unspecified money trusts matured by the end of 2002. As of December 31, 2005, 2006 and 2007, under Korean GAAP, Shinhan Bank’s development money trusts amounted to ~~W~~0.04 billion, ~~W~~0.02 billion and ~~W~~0.02 billion, respectively, and general unspecified money trusts amounted to an aggregate of ~~W~~0.2 billion, ~~W~~9.6 billion and ~~W~~9.7 billion, respectively. As of December 31, 2005, under Korean GAAP, Chohung Bank’s development trusts had no outstanding balance and general unspecified money trusts amounted to an aggregate of ~~W~~9.1 billion. See note 34 in the notes to our consolidated financial statements included in this annual report.

•	Variable Rate Trust Accounts. Variable rate trust accounts are trust accounts for which we do not guarantee the return on the trust account but, in certain instances described below, the principal of the trust account is guaranteed. In respect of variable rate trust accounts, we are entitled to receive fixed rate of trust fees. We also receive fees upon the termination of trust accounts prior to their stated maturities. However, the recent trend has been to offer products with stated maturities that are significantly shorter than those offered in the past, resulting in lower fees from early termination.

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

Payments from Bank Accounts to Guaranteed Fixed Rate Trust Accounts.  If income from a guaranteed fixed rate trust account is insufficient to pay the guaranteed amount, such deficiency must be satisfied from (i) first, special reserves maintained in such trust accounts, (ii) secondly, trust fees and (iii) lastly, funds transferred from the bank accounts of Shinhan Bank, as the case may be. Chohung Bank recorded zero or a negligible amount of such obligations as of December 31, 2005. Shinhan Bank made no such payments from its bank accounts to cover such deficiencies during 2005 and recorded an obligation of ~~W~~0.1 billion as of December 31, 2006, primarily due to a decrease in the balance of Shinhan Bank’s guaranteed fixed rate trust accounts, which resulted from the legal prohibition against providing such accounts beginning in 1996 with respect to general unspecified money trusts and beginning in 1999 for development money trusts, as well as the improving economic condition in Korea. The decrease in the balance of Shinhan Bank’s guaranteed fixed rate trust accounts, in turn, has generally translated into a decrease in non-performing credits. There can be no assurance, however, that such transfers will not be required in the future.

Distribution Channels and Marketing

We distribute our trust products primarily through the branch network of our retail banking services. See “Item 4. Information on the Company — Business Overview — Our Branch Network and Distribution Channels” above.

Recent Regulatory Developments

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

Credit Card Services

Overview

As of December 31, 2007, our total credit card balance outstanding was ~~W~~14,681 billion, or 9.67% of our total loans outstanding as of the same date.

On June 4, 2002, Shinhan Bank spun-off its credit card business into former Shinhan Card, a “monoline” credit card subsidiary. Despite the spin-off, Shinhan Bank continues to manage a substantial portion of our credit card operations, including the collections and receiving and processing of applications, pursuant to an agency agreement between the two subsidiaries.

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

Upon the merger of the two banks in April 2006, we split off the credit card services division of Chohung Bank and merged it into former Shinhan Card. Following such split-merger, former Shinhan Card had, as of April 3, 2006, ~~W~~4 trillion in assets, ~~W~~19 trillion in terms of the total credit purchase volume and 5.2 million customers.

In March 2007, we acquired the controlling equity interest in LG Card, the largest credit card company in Korea in terms of the number of cardholders. As of December 31, 2006, LG Card had ~~W~~10.0 trillion in assets, ~~W~~33 trillion in terms of the total credit purchase volume and approximately 10.5 million customers ranking first among credit card service providers (including banks) in terms of the total credit purchase volume. On October 1, 2007, LG Card assumed all of the assets and liabilities of former Shinhan Card and changed its name to Shinhan Card.

We believe that the acquisition of LG Card will help to significantly increase our market share in the Korean credit card industry and diversify our revenue sources from our non-banking operations. In addition, in light of the improving credit quality of the cardholders in line with the general improvements of the Korean economy and the expanded opportunities for credit card use for payments of utilities, we believe that our credit card business will improve its profitability.

Products and Services

General

We currently offer our credit card services through Shinhan Card, consisting primarily of the following:

•	credit card services providing the cardholders with limited credit to purchase products and services, for which payment must be made either (i) on a lump basis (namely, in full at the end of a monthly billing cycle) or (ii) on a revolving basis subject to a minimum monthly payment which is the lesser of (x) 5.0% of the amount outstanding or (y) ~~W~~30,000. The remaining outstanding balance generally accrues interest at the effective annual rates of approximately 9.8% to 26.9%.

•	cash advances from ATM machines and bank branches, for which payment can be made either on a lump-sum basis or a revolving basis. The lump-sum cash advances generally accrue interest at the effective annual rates of approximately 9.8% to 26.9% and the revolving cash advances generally accrue interest at a minimum rate of 5.0% of the outstanding balance. In addition, for both types of cash advances, we charge an upfront fee at the rate of 0.6% of the outstanding balance for operating expenses.

•	option to purchase products and services from specified merchants on an equal principal installment basis over a fixed term from two months up to a maximum of two years. The outstanding balances for these services generally accrue interest at the effective annual rates of approximately 10.9% and 21.9%.

•	cash loans, which may be unsecured, and for which payment must be made on an equal principal installment basis over an initial fixed term of 2 to 24 months or in full at maturity. The outstanding principal amount of card loans currently accrues interest at the effective annual rates of approximately 9.9% to 25.8% and upfront fees are charged at the effective annual rates of 0.3% to 4.0%. For delinquent cardholders, outstanding credit card receivables can also be restructured into loans payable an installment basis over a maximum term of 72 months. The outstanding principal amount of restructured card loans currently accrue interest at the effective annual rates of approximately 15.0% to 27.8%. An upfront fee at the effective annual rates of 4.0% also apply to restructured card loans.

Each new cardholder enters into one or more card use agreements with Shinhan Card which governs its account with Shinhan Card and the issuance of credit cards and/or check cards to the cardholder. The standard terms of each card use agreement may vary depending on the type of credit card to be issued to the cardholder. Shinhan Card may alter the terms of a card use agreement by giving 14 days’ notice to the cardholder.

Income from the credit card business consists of annual membership fees paid by cardholders, installment purchase fees, cash advance fees, interest on late and deferred payments and fees paid by merchants, with lump-sum and installment purchase fees and cash advance fees constituting the largest source.

The annual membership fees for credit cards vary depending on the type of the card and the benefits offered thereunder. For standard cards, we charge an annual membership fee of ~~W~~3,000 to ~~W~~500,000 per card. Annual membership fees for various affinity and co-branded cards are higher and vary from ~~W~~5,000 to ~~W~~500,000. We also charge additional fees charged by financial institutions if cash advances are made through an ATM maintained by a financial institution other than Shinhan Bank.

Merchant discount fees, which are processing charges on the merchants, can be up to 4.5% of the purchased amount depending on the merchant used, with the average charge being 2.3% in 2007.

Although the revolving basis is a relatively common form of payment in many other countries, it is still in early stages of development in Korea. Cardholders in Korea are required to pay for their purchases within approximately 15 to 45 days of purchase depending on their payment cycle and, except in the case of installment purchases where the charged amounts are repaid in installments, typically during the following three to six months. Accounts that remain unpaid after this period are deemed to be delinquent accounts. Shinhan Card charges penalty interest on delinquent accounts and closely monitors such accounts. For purchases made by installment, Shinhan Card charges interest on unpaid amounts at rates that vary according to the terms of repayment.

Cardholders are required to settle their outstanding balances in accordance with the terms of the credit cards that they hold. Cardholders may choose the monthly settlement date. Settlement dates around the end of each month are the most popular since most salaries are paid at the end of the month. A cardholder is required to select a settlement date when the card account is opened. The cardholder may change the settlement date after the account has been opened but not more than once every two months.

If a cardholder is delinquent, we charge late payment interest instead of the periodic finance charge described above on the principal balance owed. The rate of late payment interest ranges from 25.0% to a maximum rate of 29.9%.

In addition to the credit card services, Shinhan Card also offers check cards, which are similar to debit cards in the United States and many other countries, to individual retail customers and corporate customers. A check card can be used at any of the merchants that accept credit cards issued by Shinhan Card and the amount charged to a check card is directly debited from the cardholder’s designated bank account. Although Shinhan Card does not charge annual membership fees on check cards, merchants are charged fees on the purchased amount using check cards at the rates applicable to the purchase amount using credit cards.

Customers and Merchants

In addition to our efforts at internal growth through cross-selling, we also seek to enhance our market position by selectively targeting new customers with high net worth and good creditworthiness through the use of a sophisticated and market-oriented risk management system. Credit card applicants are screened and appropriate credit limits are assessed according to internal guidelines based on our credit scoring system.

The following table sets forth the number of customers and merchants of Shinhan Card (including former Shinhan Card), the credit card division of Chohung Bank and LG Card as of the dates indicated.

	As of December 31,
	2005	2006	2007
	(In thousands, except percentages)

Shinhan Card(1):
Number of credit card holders(2)	2,304	4,840	13,425
Personal accounts	2,281	4,767	13,346
Corporate accounts	23	73	79
Active ratio(3)	63.8%	66.6%	74.9%
Number of merchants	2,934	3,107	4,871
Chohung Bank:
Number of credit card holders	2,494	N/A	N/A
Personal accounts	2,434	N/A	N/A
Corporate accounts	60	N/A	N/A
Active ratio(3)	56.4%	N/A	N/A
Number of merchants(4)	2,225	N/A	N/A
LG Card:
Number of credit card holders	9,855	10,459	N/A
Personal accounts	9,835	10,438	N/A
Corporate accounts	20	21	N/A
Active ratio(3)	70.4%	69.7%	N/A
Number of merchants	3,930	4,350	N/A

N/A = Not applicable

Notes:

(1)	Information as of December 31, 2005 is for former Shinhan Card and does not include information for the credit card division of Chohung Bank. Information as of December 31, 2006 is for former Shinhan Card (including that for the credit card division of Chohung Bank to reflect the split-merger in April 2006). Information as of

December 31, 2007 is for LG Card (renamed as Shinhan Card on October 1, 2007), including the assets and liabilities of former Shinhan Card assumed by LG Card on October 1, 2007.

(2)	Represents the number of holders of credit cards whose use was not suspended or terminated as of the relevant date.

(3)	Represents the ratio of accounts used at least once within the last six months to total accounts as of year end.

(4)	Represents the number of merchants of BC Card’s merchant network.

Financial and Statistical Information

The following table sets forth certain financial and statistical information relating to the credit card operations of the former Shinhan Card, Chohung Bank, LG Card and Shinhan Card as of the dates or for the period indicated. LG Card became our subsidiary in March 2007.

	As of or for the Year Ended December 31,
	2005				2006
	Former Shinhan				Former Shinhan		2007
	Card(1)		Chohung Bank(2)		Card(1)		Shinhan Card(1)
	(In billions of Won, except percentages)

Interest income:
Installments	~~W~~	49	~~W~~	64	~~W~~	72	~~W~~	260
Cash advances		111		181		189		547
Card loans(3)		30		60		62		488
Annual membership		9		4		9		—
Revolving		6		49		33		227
Late payments		18		15		14		8

Total	~~W~~	223	~~W~~	373	~~W~~	379	~~W~~	1,530

Credit card fees:
Merchant fees(4)	~~W~~	188	~~W~~	211	~~W~~	430	~~W~~	1,179
Other fees		10		5		12		2

Total	~~W~~	198	~~W~~	216	~~W~~	442	~~W~~	1,181

Charge volume:(5)
General purchases	~~W~~	6,255	~~W~~	6,039	~~W~~	15,365	~~W~~	45,912
Installment purchases		1,650		2,003		3,721		14,269
Cash advances		3,488		5,564		8,296		20,704

Total	~~W~~	11,393	~~W~~	13,606	~~W~~	27,382	~~W~~	80,885

Outstanding balance (at year end)(6):
General purchases	~~W~~	539	~~W~~	528	~~W~~	1,128	~~W~~	3,018
Installment purchases		333		497		869		3,833
Cash advances		423		575		860		3,086
Revolving purchases		89		199		294		1,361
Card loans(3)		255		289		525		2,556
Others		284		190		204		791

Total	~~W~~	1,923	~~W~~	2,278	~~W~~	3,880	~~W~~	14,645

Average balance	~~W~~	1,916	~~W~~	2,618	~~W~~	3,535	~~W~~	12,106

	As of or for the Year Ended December 31,
	2005				2006
	Former Shinhan				Former Shinhan		2007
	Card(1)		Chohung Bank(2)		Card(1)		Shinhan Card(1)
	(In billions of Won, except percentages)

Delinquent balances(7):
From 1 day to 1 month	~~W~~	49	~~W~~	92	~~W~~	147	~~W~~	790
Over 1 month:
From 1 month to 3 months	~~W~~	17	~~W~~	31	~~W~~	36	~~W~~	244
From 3 months to 6 months		18		29		42		165
Over 6 months		—		—		—		—

Sub-total		35		60		78		409

Total	~~W~~	84	~~W~~	152	~~W~~	225	~~W~~	1,199

Delinquency ratios(8):
From 1 day to 1 month		2.53%		4.04%		3.79%		5.4%
Over 1 month:
From 1 month to 3 months		0.87%		1.34%		0.93%		1.7%
From 3 months to 6 months		0.95%		1.30%		1.08%		1.1%
Over 6 months(9)		—		—		—		—

Sub-total		1.82%		2.64%		2.01%		2.8%

Total		4.36%		6.68%		5.80%		8.2%

Rewritten loans(10)	~~W~~	4	~~W~~	269	~~W~~	98	~~W~~	350
Gross charge-offs	~~W~~	94	~~W~~	227	~~W~~	209	~~W~~	436
Recoveries		25		47		69		459

Net charge-offs	~~W~~	69	~~W~~	180	~~W~~	140	~~W~~	(23)

Gross charge-off ratio(11)		4.92%		8.66%		5.91%		3.61%
Net charge-off ratio(12)		3.62%		6.87%		3.96%		(0.19)%
Non-performing loan ratio(13):
Reported		2.71%		4.10%		3.50%		3.71%
Managed		2.54%		4.10%		3.17%		2.98%
Asset securitization(14)	~~W~~	704	~~W~~	—	~~W~~	710	~~W~~	5,762
Ratio of total assets securitized to total managed assets		36.3%		—		17.9%		29.4%

LG Card:

	As of or for the Year Ended December 31,
	2005		2006
	(In billions of Won, except percentages)

Interest income:
Installments	~~W~~	294	~~W~~	331
Cash advances		681		550
Card loans(3)		204		277
Annual membership		—		—
Revolving		—		—
Late payments		82		63

Total	~~W~~	1,261	~~W~~	1,221

Credit card fees:
Merchant fees(4)	~~W~~	636	~~W~~	750
Other fees		2		1

Total	~~W~~	638	~~W~~	751

Charge volume:(5)
General purchases	~~W~~	19,971	~~W~~	23,125
Installment purchases		7,584		9,446
Cash advances		20,619		17,262

Total	~~W~~	48,174	~~W~~	49,833

Outstanding balance (at year end)(6):
General purchases	~~W~~	1,589	~~W~~	1,893
Installment purchases		2,076		2,278
Cash advances		2,826		2,650
Revolving purchases		370		574
Card loans(3)		1,275		1,573
Others		1,792		1,050

Total	~~W~~	9,928	~~W~~	10,018

Average balance	~~W~~	9,823	~~W~~	10,295
Delinquent balances(7):
From 1 day to 1 month	~~W~~	552	~~W~~	545
Over 1 month:
From 1 month to 3 months	~~W~~	280	~~W~~	227
From 3 months to 6 months		231		167
Over 6 months		—		—

Sub-total		511		394

Total	~~W~~	1,063	~~W~~	939

	As of or for the Year Ended December 31,
	2005		2006
	(In billions of Won, except percentages)

Delinquency ratios(8):
From 1 day to 1 month		5.6%		5.4%
Over 1 month:
From 1 month to 3 months		2.8%		2.3%
From 3 months to 6 months		2.3%		1.7%
Over 6 months(9)		—		—

Sub-total		5.1%		4.0%

Total		10.7%		9.4%

Rewritten loans(10)	~~W~~	1,693	~~W~~	1,005
Gross charge-offs	~~W~~	1,474	~~W~~	515
Recoveries		311		315

Net charge-offs	~~W~~	1,163	~~W~~	200

Gross charge-off ratio(11)		15.0%		5.0%
Net charge-off ratio(12)		11.84%		1.94%
Non-performing loan ratio(13):
Reported		8.2%		6.1%
Managed		6.4%		4.8%
Asset securitization(14)	~~W~~	5,625	~~W~~	4,300
Ratio of total assets securitized to total managed assets		47.1%		34.9%

Notes:

(1)	The information of former Shinhan Card for 2005 does not include information for the credit card division of Chohung Bank. The information of former Shinhan Card for 2006 includes that for the credit card division of Chohung Bank from April 1, 2006 to December 31, 2006 to reflect the split-merger in April 2006. The information of Shinhan Card for 2007 includes that of LG Card (renamed as Shinhan Card on October 1, 2007) for the period from March 1, 2007 through December 31, 2007 (including that for the assets and liabilities of former Shinhan Card assumed by LG Card on October 1, 2007) and that of former Shinhan Card for the period from January 1, 2007 through September 30, 2007, presented on an aggregated basis.

(2)	Represents the credit card business of Chohung Bank, consisting of both BC Card and “Forever” Card, which we acquired in 2003. Effective as of April 3, 2006, the credit card division of Chohung Bank was split off and merged into former Shinhan Card.

(3)	Card loans consist of loans that are provided on either a secured or unsecured basis to cardholders upon prior agreement. Payment of principal, fees and interest on such a loan can be due either in one payment or in installments after a fixed period.

(4)	Merchant discount fees consist of merchant membership and maintenance fees, charges associated with prepayment by Shinhan Card or Chohung Bank (on behalf of customers) of sales proceeds to merchants, processing fees relating to sales and membership applications.

(5)	Represents the aggregate cumulative amount charged during the year.

(6)	Represents amounts before allowance for loan losses, including ~~W~~8 billion of receivables from other entities of Shinhan Financial Group.

(7)	Includes the unbilled balances of installment purchases.

(8)	Represents the ratio of delinquent balances to outstanding balances for the year.

(9)	The charge-off policy of former Shinhan Card, the credit card division of Chohung Bank, LG Card and Shinhan Card has been to charge off some of credit card balances which are 180 days past due.

(10)	Represents delinquent credit card balances for purchase and cash advance which have been rewritten as credit card loans, thereby reducing the balance of delinquent accounts before the application of SOP 03-3 relating to the acquisition of LG Card, which reduced the outstanding balances by ~~W~~322 billion.

(11)	Represents the ratio of gross charge-offs for the year to average balance for the year.

(12)	Represents the ratio of net charge-offs for the year to average balances for the year.

(13)	The reported information is presented on the Korean GAAP basis. The difference of the delinquency ratio between Korean GAAP and U.S. GAAP is due to their respective charge-off policies. The managed information includes, subject to certain adjustments, financial receivables that Shinhan Card has sold in asset-backed securitizations. See “Explanatory Note.”

(14)	Represents credit card balances that were transferred in asset securitization transactions as presented on the Korean GAAP basis. Under U.S. GAAP, most of these transfers are not recognized as sales.

Personal Workout and Debt Forgiveness Program

As part of a continuing effort to resolve the problems caused by consumer credit delinquencies, the Korean government established a second bad bank known as “Himangmoah” in May 2005 to aid the delinquent consumers who did not benefit from the first bad bank despite being qualified to do so. The second bad bank provides relief by collecting 3% of the debt amount in advance, allowing delinquent cardholders to repay their delinquent debts within eight years. The second bad bank raises its funds to purchase the delinquent debts from financial institutions through a special purpose company in an asset-backed securitization transaction. The second bad bank distributes the debt amount collected in excess of the initial purchase price to the selling financial institutions. At this time, we cannot accurately predict the number of applicants and amounts subject to the second bad bank program. To the extent the second bad bank achieves less-than-expected level of collection of, and recovery on, non-performing assets, commercial banks and credit card companies, including Shinhan Bank and Shinhan Card, may realize less gains from recoveries.

Unlike the “bad bank” program that provides loans directly to consumers, the Credit Counseling & Recovery Service, established in May 2004, has adopted an individual workout program. For delinquent consumers who are deemed to be capable of repaying their debts, the Credit Counseling & Recovery Service will, pursuant to an agreement with the creditor financial institution, provide opportunities to repay in installments, provide repayment grace periods, reduce debt amounts, or extend the maturity date of the debts. Currently, a substantial number of financial institutions, including banks and insurance companies, are parties to the Credit Recovery Support Agreement, pursuant to which such financial institutions, have agreed to provide such support described above to those consumers who meet the following qualifications: (i) income exceeding minimum living expenses promulgated by the Ministry of Health and Welfare of Korea, (ii) debt not exceeding ~~W~~500 million in total amount, and (iii) official records being on file at Korea Federation of Banks as to the default status of debt. Each application for credit recovery is reviewed by the Credit Counseling & Recovery Service and approval of each application requires the approval by creditors representing at least one-half of the unsecured debt amount and at least two-thirds of the secured debt amount.

In September 2004, a court-administered individual workout program was adopted under the Individual Debtor Recovery Act. Under this program, a qualified individual debtor may file a petition for an individual workout program with a competent court. Subject to the court’s approval, the debtor may repay the debt over a period of less than five years (or from three to eight years for those debtors who filed before the effective date of the Debt Recovery and Bankruptcy Act and continue to be subject to the Individual Debtor Recovery Act) and will be exempted from other debts without declaring bankruptcy. To qualify, an individual delinquent debtor must have less than ~~W~~500 million in debt (in the case of unsecured debt) or ~~W~~1 billion in debt (in the case of secured debts), and must have regular and reliable income or have the potential to earn recurring income on an ongoing basis.

The Debtor Rehabilitation and Bankruptcy Act, which took effect on April 1, 2006, consolidated all existing bankruptcy-related laws in Korea, namely, the Corporate Reorganization Act, the Composition Act, the Bankruptcy

Act and the Individual Debtor Recovery Act. See “— Description of Assets and Liabilities — Loans — Credit Exposures to Companies in Workout, Court Receivership and Composition.”

Securities Brokerage Services

Overview

Through Good Morning Shinhan Securities, our securities brokerage subsidiary, we provide a full range of brokerage services, including investment advice and financial planning, to our retail customers as well as international and institutional brokerage services to our corporate customers. As of December 31, 2007, our market share was approximately 5.65% in the Korean equity brokerage market and is ranked fifth excluding discount brokers, such as Mirae Asset Securities and Kiwoo Securities, in the industry in terms of brokerage volume.

Recent Regulatory Changes

On July 3, 2007, the National Assembly of Korea passed the Financial Services and Capital Market Act proposed by the then-Ministry of Finance and Economy (currently, the Ministry of Strategy and Finance). The Act is intended to consolidate six (6) different laws, including the Securities and Exchange Law and the Asset Management Business Act, regulating various aspects of the capital markets. The Act will take effect as of February 4, 2009.

The Financial Services and Capital Market Act attempts to apply one uniform set of rules to various types of financial institutions which are currently subject to different licensing and ongoing regulatory requirements. To this end, the Act categorizes current capital market-related businesses into six (6) functions as follows: (i) dealing, (ii) brokerage, (iii) collective investment, (iv) investment advice, (v) discretionary investment management, and (vi) trust (collectively, the “Financial Investment Businesses”). Under the Act, securities companies, asset management companies, futures companies and other entities engaging in the Financial Investment Business are classified as financial investment companies (the “Financial Investment Companies”).

Each Financial Investment Company will be able to select what Financial Investment Business to engage in. In applying for requisite licenses, each Financial Investment Company will have to specify its desired (i) Financial Investment Business, (ii) financial investment products (for example, whether securities or derivatives) to be provided in such Financial Investment Business, and (iii) target customers (namely, whether institutions or individuals) with whom its respective Financial Investment Business may be conducted.

Financial institutions currently engaging in business activities equivalent to any of the Financial Investment Businesses are required to file an application with the Financial Services Commission between August 4, 2008 and October 3, 2008, in order to convert their existing licenses into new ones to be issued under the Act, as well as take certain other steps to continue engaging in such business activities after the Act becomes effective on February 4, 2009.

For more information on the Act, please see “Item 4. Information on the Company — Supervision and Regulation — Financial Investment Services and Capital Market Act.”

Products and Services

We offer a variety of financial and advisory services through three main business groups of Good Morning Shinhan Securities, consisting of the Retail Business Group, the Wholesale Business Group and the Trading/Derivative Business Group.

•	Retail Business Group provides equity and bond brokerage, investment advisory and financial planning services to retail customers, with a focus on high net worth individuals. In 2007, revenues generated by the Retail Business Division represented approximately 86% of total revenues of our Securities Brokerage Services in 2007. The Retail Business Division earns fees by managing client assets as well as commissions as a broker for our clients in the purchase and sale of securities. In addition, we generate net interest revenue by financing customers’ securities transactions and other borrowing needs through security-based lending and also receive commissions and other sales and service revenues through the sale of proprietary and third-party mutual funds.

•	Wholesale Business Group offers a variety of brokerage services, including brokerage of corporate bonds, futures and options, to our institutional and international customers. In addition, through our research center with more than 41 research analysts, we produce equity, bonds and derivatives research to serve both institutional and international investor clients. This group also provides research and investment banking services, including capital markets and mergers and acquisitions advisory services.

•	Trading/Derivative Business Group offers a wide array of investment banking services, including selling institutional financial products and trading equity and derivatives and, to a lesser extent, M&A advisory and underwriting, to our corporate customers.

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

Leasing and Equipment Financing

We provide leasing and equipment financing services to our corporate customers mainly through Shinhan Capital. Established as a leasing company in 1991, Shinhan Capital provides customers with leasing, installment financing and new technology financing.

As of December 31, 2007, under Korean GAAP, Shinhan Capital’s total assets were ~~W~~2,963 billion, showing a ~~W~~1,015 billion increase from the previous year. In particular, our operating assets increased from ~~W~~1,287 billion in 2005 to ~~W~~1,840 billion in 2006 and to ~~W~~2,759 billion in 2007 under Korean GAAP. We believe that our strength is in leasing of ships, printing machines, automobiles and other specialty items. We continue to diversify our revenue base from this business by expanding our services, as demonstrated by our acting as corporate restructuring company for financially troubled companies beginning in 2002 and financing provided to real estate projects and infrastructure investments. Shinhan Capital’s profitability continued to improve and stabilize gradually over the past few years. Under Korean GAAP, Shinhan Capital’s operating revenue decreased from ~~W~~222 billion in 2005 to ~~W~~200 billion in 2006 but increased to ~~W~~265 billion in 2007, and its net income increased from ~~W~~37 billion in 2005 to ~~W~~48 billion in 2006 and ~~W~~49 billion in 2007. On November 23, 2007, we purchased 20,000,000 common shares of Shinhan Capital at an aggregate purchase price of ~~W~~100 billion in order to increase our adjusted net capital and thereby preemptively offset the downward adjustment in the capital adequacy ratio as a result of the increase in our total assets, as well as to ensure conditions for stable funding.

On January 1, 2008, the corporate finance leasing operations of Shinhan Card were transferred to Shinhan Capital. The total transfer amount under Korean GAAP was ~~W~~6.3 billion. The transfer was made in order to increase the scale of operations for our corporate credit finance business and thereby enhance its competitiveness. Following the transfer, Shinhan Capital will specialize in equipment leasing and other corporate credit finance, while Shinhan Card will focus on retail credit, including credit cards, installment financing and auto leases.

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

We believe these trends will contribute to the growth and improved profitability of our asset management affiliates, notwithstanding the growing competition in the asset management industry, which has been driven in part by the entry into the industry by large overseas financial institutions with well-known global brands. In terms of the size of assets managed. Shinhan BNP Paribas Investment Trust Management’s total assets under management grew from ~~W~~8,511 billion as of the end of 2006 to ~~W~~15,091 billion as of the end of 2007 and SH Asset Management from ~~W~~11,041 billion as of the end of 2006 to ~~W~~10,477 billion as of the end of 2007.

Regional Banking Services

In April 2002, pursuant to a stock purchase agreement with Korea Deposit Insurance Corporation, we acquired a majority interest in Jeju Bank, which is engaged in providing commercial banking services on a regional basis, primarily on Jeju Island of Korea, through its network of 32 branches. As of December 31, 2007, Jeju Bank had total assets, total liabilities and total stockholders’ equity of ~~W~~2,754 billion, ~~W~~2,629 billion and ~~W~~125 billion, respectively.

Investment Banking and Advisory Services

In addition to the investment banking services provided by the Investment Banking Department of Shinhan Bank and the Capital Markets Division of Good Morning Shinhan Securities, we also provide a variety of investment banking and advisory services through Shinhan Macquarie Financial Advisory, our 51:49 joint venture with Macquarie Bank of Australia. The advisory services offered by Shinhan Macquarie Financial Advisory (“SMFA”) include project and infrastructure finance, capital and debt raisings, corporate finance advisory, structured finance, mergers and acquisitions, cross-border leasing and infrastructure and specialized fund management advisory services. Since its inception SMFA has grown to become one of the leading infrastructure-related financial advisory companies. During the year ended December 31, 2007, we derived total revenues of ~~W~~28 billion from advisory activities.

Bancassurance

Since its inception in September 2003, the Korean bancassurance market has grown significantly and has become a major distribution channel, together with the network of financial planners. Currently, 21 life insurance companies, 12 property insurance companies and 16 banks are engaged in the bancassurance business. The Korean government initially planned to introduce the bancassurance business in four phases, and the Korean bancassurance market is currently in the third phase as the transition to the final and fourth phase, originally scheduled for April 2008, has been cancelled for the time being. The bancassurance products currently available include annuities, insurance products with savings features and refundable medical insurance products. According to Korea Life Insurance Association, the estimated revenue generated by the Korean bancassurance market, as measured by initial premium, was ~~W~~3,498 billion in 2007, which represents a 37% increase over the revenue in 2006. According to

Korea Life Insurance Association, in 2007, the bancassurance market represented 36% of the life insurance market in Korea, in terms of revenues.

We offer bancassurance services primarily through SH&C Life Insurance, a 50:50 joint venture with Cardif S.A., an insurance arm of the BNP Paribas Group, which has developed various bancassurance products for our banking customers in part based on the expertise on the French bancassurance market provided by Cardif S.A. Largely due to synergy effects from our group-wide marketing and sales channels and its investment products focused on savings and investment rather than the traditional form of insurance only, SH&C Life Insurance’s total premium income grew from ~~W~~48 billion in fiscal year 2005 and ~~W~~47 billion in fiscal year 2006 to ~~W~~62 billion in fiscal year 2007. The fiscal year of SH&C Life Insurance ends on March 31. In addition, SH&C Life Insurance offers bancassurance products at other institutions such as Standard Charter Bank, Prudential Securities and other regional banks and is also a leading provider of variable savings products in Korea.

Life Insurance

Shinhan Life Insurance, a mid-tier insurance company with diversified distribution channels with balanced growth in the number of financial planners, telemarketers, account managers and bancassurance specialists, became our subsidiary on December 13, 2005. Shinhan Life Insurance has a leading telemarketing channel in the industry.

As of December 31, 2007, under Korean GAAP Shinhan Life Insurance’s total assets were ~~W~~7,411 billion, which increased from ~~W~~6,226 billion as of December 31, 2006 and ~~W~~5,129 billion as of December 31, 2005. Based on the insurance premium received during its fiscal year 2007, Shinhan Life Insurance ranked eighth among the 22 life insurance companies in Korea.

We expect the insurance premium received by Shinhan Life Insurance to increase as a result of growing demands for both investment-type and annuity-type products and potential synergy effects from interactions between Shinhan Life Insurance and our other subsidiaries.

Loan Collection and Credit Reporting

In order to centralize our loan collection, on July 8, 2002, we established Shinhan Credit Information Co. Ltd., our wholly-owned subsidiary engaged in credit collection and credit reporting. Shinhan Credit Information is capable of managing and collecting bad loans generated by our subsidiaries to improve our overall asset quality. We plan to expand Shinhan Credit Information’s services to such areas as credit reporting, credit inquiry, credit card rating, civil application/petition services, lease and rental research and advisory and consulting services related to non-performing loan management. For the year ended December 31, 2007, our total revenues from this operation were ~~W~~28 billion.

Information Technology

We believe that a sophisticated information technology system is crucial in supporting our operations management and providing high quality customer service. We employ a total of approximately 1,500 employees and plan to spend approximately ~~W~~700 billion in connection with updating and integrating our information technology system by August 2008.

In order to maximize synergy among our subsidiaries, we are currently continuing to build and implement a single enterprise information technology system known as “enterprise data warehouse” for our subsidiaries. In addition, we are currently continuing to upgrade the information technology systems for each of our subsidiaries to enhance the quality of our customer service specific to such subsidiary. We are also currently in the planning stage for the implementation of improved systems for our other subsidiaries, including Good Morning Shinhan Securities, with 2009 as the target completion date, and Shinhan Life Insurance, with the end of 2008 as the target completion date.

We plan to continue our efforts to improve our information technology systems by taking the following initiatives:

•	building a customer-oriented system to provide customers with diversified and customized financial services;

•	establishing a flexible platform which can quickly adapt to new financial products and services;

•	introducing a group-wide strategic enterprise management system designed to facilitate swift managerial response;

•	empowering the sales operation by a group-wide integrated enterprise data warehousing system and a group-wide integrated customer relationship management system, which are designed to provide us with comprehensive customer information, including transaction history, and thereby allow us to identify potential marketing and cross-marketing opportunities;

•	establishing and further upgrading management information systems for the holding company and its subsidiaries as part of our strategic initiatives to create groupwide synergy effects;

•	upgrading the information technology infrastructure to install a financial reporting system meeting the IFRS standards; and

•	building a groupwide security management system to ensure secure financial transactions for our customers.

Our information technology system for each of our subsidiaries is currently backed up on a real time basis. We have established a completely duplicative back-up IT system in different locations in Korea, depending on the subsidiary, to provide a back-up system in the event of any system failure of our primary information technology center located in the suburbs of Seoul. See “— Properties.” Our information technology system at the group level is currently able to fully resume operation within an hour even in the case of a complete disruption of the information technology system at our headquarters.

Following the merger between LG Card and former Shinhan Card, we have commenced the integration of IT systems of LG Card and former Shinhan Card and the integration process is expected to be completed by August 2008. The integration process is intended to integrate not only the customer bases of LG Card and former Shinhan Card but also their respective operating processes. The integration work is being done based on LG Card’s IT system platform due to its advanced system infrastructure. As a part of the IT systems integration process, we relocated LG Card’s main system to former Shinhan Card’s main data center in Ilsan in February 2008. Former Shinhan Card’s disaster recovery centre in Yong-in is expected to be integrated to that of LG Card in Inchon by August 2008. On a real time basis, data in Shinhan Card’s main server, approval server and client management server will be stored at the data recovery centre and automated main centre. The disaster recovery system is capable of supporting all core functions of Shinhan Card’s business with only minor time lag to normal operations. The disaster recovery system is tested on a regular basis to ensure full coverage in a contingency situation.

We have devoted substantial resources to our technology platforms and has undertaken significant efforts to protect and manage our proprietary systems and the data collected and stored on its systems. For such purposes, we have continued to focus on ways to secure its systems from unauthorized users.

Competition

We compete principally with other national commercial banks in Korea, but also face competition from a number of additional entities, including branches and subsidiaries of foreign banks operating in Korea, regional banks, government-owned development banks and Korea’s specialized banks, such as Korea Development Bank and the National Association of Agriculture and Fisheries, as well as various other types of financial service institutions, including savings institutions (such as mutual savings and finance companies and credit unions and credit cooperatives), investment institutions (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. As of December 31, 2007, Korea had five domestic commercial banks in Korea (including Citibank and Standard Charter First Bank, both of which acquired domestic commercial banks) and branches and subsidiaries of 39 foreign banks. We believe that foreign financial institutions, many of which have greater experiences and resources than we do, will continue to enter the Korean market and compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions, as evidenced by the acquisition of Korea First Bank by Standard Chartered Bank in 2005 and the currently pending acquisition of Korea Exchange Bank by HSBC. Furthermore, the Korean banking industry is undergoing consolidation as well as several other developments, such as the ongoing efforts by Kookmin Bank to convert itself into a financial holding company and the proposed privatization of the whole or part of Woori Financial Holding Company. Some of the financial institutions resulting from these developments may, by virtue of their increased size, expanded business scope and more efficient operations, provide greater competition for us.

Over the past several years, competition has been particularly fierce in our core banking business of small- to medium-enterprise lending, as most Korean banks have focused their business on this area after reducing their exposure to large corporations, which has contributed to, and may further intensify, lower profitability and asset quality problems in small- to medium-enterprise loans. Competition in the credit card and consumer finance businesses has also been intense in recent years as existing credit card companies, commercial banks, consumer finance companies and other financial institutions in Korea have made significant investments and engaged in aggressive marketing campaigns and promotions in these areas. While Shinhan Card is currently Korea’s largest credit card company in terms of the number of cardholders and charge volume, there is no guarantee that it will maintain its current market position in the future. Furthermore, there is a possibility that chaebols may enter the credit card business by way of their mobile telephone subsidiaries, such as SK Telecom or LG Telecom, and such entry, if it happens, may pose a serious competitive threat to us since such telecom subsidiaries have a large and loyal customer base that may find it more convenient to use the credit services offered by such companies through the use of mobile phones rather than the credit card services offered by our credit card subsidiary. In addition, when the newly enacted Financial Investment Services and Capital Market Act takes effect in February 2009, with the aim of promoting integration and rationalization of the Korean capital markets and financial investment products industry, this will likely further intensify competition among financial institutions in Korea, including banks. See “Item 3. Risk Factors — Structural reforms in the Korean economy and its financial sector may have a substantial impact on our business, and the recently enacted financial Investment Services and Capital Market Act may intensify competition in the Korean financial industry.” “Item 4. Information on the Company — Supervision and Regulation — The Financial Investment Services and Capital Market Act.”

There can be no assurance that we will be able to compete successfully with other domestic and foreign financial institutions, and increased competition and market saturation from any or all of the foregoing developments may result in a loss of market share and declining margins for us, which would have a material adverse effect on our financial condition and results of operation. See “Item 3. Key Information — Risk Factors — Risks Relating to Competition — Competition in the Korean banking industry is intense, and we may experience a loss of market share and declining margins as a result.”

DESCRIPTION OF ASSETS AND LIABILITIES

Unless otherwise specifically mentioned or the context otherwise requires, the following description of assets and liabilities is presented on a consolidated basis under U.S. GAAP.

Loans

As of December 31, 2007, our total gross loan portfolio was ~~W~~151,818 billion, which represented an increase of 24.0% from ~~W~~122,446 at December 31, 2006. The increase in the portfolio primarily reflects a 21.0% increase in commercial loans, 274.1% increase in credit card loans and 24.5% increase in other consumer loans.

Loan Types

The following table presents our loans by type for the periods indicated. Except where specified otherwise, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2003		2004		2005		2006		2007
	(In billions of Won)

Corporate
Commercial and industrial(1)	~~W~~	35,617	~~W~~	35,653	~~W~~	35,728	~~W~~	40,063	~~W~~	48,485
Other commercial(2)		17,378		17,988		21,409		27,319		30,312
Lease financing		1,091		981		754		585		1,370

Total — Corporate		54,086		54,622		57,891		67,967		80,167

Consumer
Mortgages and home equity		20,517		22,180		25,840		30,097		31,495
Other consumer(3)		14,580		15,546		17,875		20,458		25,475
Credit cards		6,112		4,732		4,242		3,924		14,681

Total — Consumer		41,209		42,458		47,957		54,479		71,651

Total gross loans(4)	~~W~~	95,295	~~W~~	97,080	~~W~~	105,848	~~W~~	122,446	~~W~~	151,818

Notes:

(1)	Consists primarily of working capital loans, general purpose loans, bills purchased, trade-related notes and inter-bank loans.

(2)	Consists primarily of privately placed bonds, credit facility drawdowns and purchases of commercial paper or notes at a discount from its customers with recourse.

(3)	Consists of general unsecured loans and loans secured by collateral other than housing to retail customers.

(4)	As of December 31, 2005, 2006 and 2007, approximately 90.6%, 89.8% and 90.6% of our total gross loans, respectively, were Won-denominated.

Loan Portfolio

On a consolidated basis, our exposure to any single borrower and exposure to any single group of companies belonging to the same conglomerate is limited by law to 20% and 25%, respectively, of the Net Total Equity Capital (as defined in “— Supervision and Regulation”) under Korean GAAP.

Twenty Largest Exposures by Borrower

As of December 31, 2007, our 20 largest exposures, consisting of loans, securities and guarantees and acceptances, totaled ~~W~~29,373 billion and accounted for 14.2% of our total exposures. The following table sets forth our total exposures to these top twenty borrowers as of December 31, 2007.

													Impaired
													Loans and
			Loans in						Guarantees				Guarantees
	Loans in		Foreign		Equity		Debt		and		Total		and
	Won		Currency		Securities		Securities		Acceptances		Exposure		Acceptances
	(In billions of Won)

The Bank of Korea	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	6,789	~~W~~	—	~~W~~	6,789	~~W~~	—
Ministry of Strategy and Finance		—		—		—		3,645		—		3,645		—
Korea Development Bank		—		—		—		1,737		—		1,737		—
Kookmin Bank		76		—		8		1,627		19		1,730		—
Korea Deposit Insurance Corporation		33		—		—		1,668		—		1,701		—
Industrial Bank of Korea		—		—		1		1,655		—		1,656		—
Samsung Electronics		171		640		28		13		555		1,407		—
Hyundai Samho Heavy Industries Co., Ltd.		—		—		—		—		1,223		1,223		—
Samsung Card		100		9		3		1,072		2		1,186		—
Woori Bank		—		9		—		1,057		—		1,066		—
POSCO		—		—		867		60		133		1,060		—
Hana Bank		—		—		—		959		—		959		—
Samsung Heavy (Rongcheng) Industries Co., Ltd.		—		45		—		—		820		865		—
Hyundai Heavy Industries Co., Ltd.		—		6		5		—		792		803		—
STX Shipbuilding		—		1		—		—		677		678		—
New Songdo International City		646		—		—		—		—		646		—
SK Networks		255		63		229		2		69		618		—
National Agricultural Cooperative Federation		—		—		—		549		—		549		—
Hyundai Mipo Dockyard Co., Ltd.		—		—		2		—		542		544		—
Kia Motors		—		351		28		112		20		511		—

Total	~~W~~	1,281	~~W~~	1,124	~~W~~	1,171	~~W~~	20,945	~~W~~	4,852	~~W~~	29,373	~~W~~	—

Exposure to Chaebols

As of December 31, 2007, 11.0% of our total exposure was to the 42 main debtor groups, which are largely comprised of chaebols. The following table shows, as of December 31, 2007, our total exposures to the ten chaebol groups to which we have the largest exposure.

													Amounts of
													Impaired
													Loans and
	Loans in		Loans in						Guarantees				Guarantees
	Won		Foreign		Equity		Debt		and		Total		and
Chaebol	Currency		Currency		Securities		Securities		Acceptances		Exposure		Acceptances
	(In billions of Won)

Samsung	~~W~~	361	~~W~~	853	~~W~~	598	~~W~~	1,114	~~W~~	1,499	~~W~~	4,425	~~W~~	—
Hyundai Heavy Industries		—		23		7		—		2,557		2,587		—
Hyundai Motors		268		705		49		1,081		100		2,203		—
SK		589		125		399		118		101		1,332		—
POSCO		54		6		868		60		158		1,146		—
STX		91		22		141		—		743		997		—
Aju		237		2		—		720		18		977		—
Lotte		352		17		2		308		140		819		—
LG		176		456		34		33		81		780		—
Doosan		25		150		11		195		244		625		—

Total	~~W~~	2,153	~~W~~	2,359	~~W~~	2,109	~~W~~	3,629	~~W~~	5,641	~~W~~	15,891	~~W~~	—

Exposure to the Credit Card Industry

Following adverse developments in 2003 and 2004 including industry-wide increases in delinquencies and resulting increases in provisioning in loan losses as a result of aggressive marketing without adequate regard to credit risks, the credit card companies in general have substantially improved their asset quality and capital adequacy by reducing non-performing loans and the generally riskier card loans and limiting issuance of new credit cards to only customers meeting certain credit quality thresholds. As a result, according to a report issued by the Financial Services Commission in March 2008, the credit card companies have in general recorded profit for three consecutive years since 2005 and their overall asset quality and capital adequacy have also improved during this period.

The following table shows, as of December 31, 2007, the breakdown of our total exposure to credit card companies.

			Securities
			Issued
			Through
			Asset-				Loans in		Guarantees		Loans in
	Debt		backed		Equity		Won		and		Foreign
Company	Securities		Securitization(1)		Securities		Currency		Acceptances		Currency		Total
	(In billions of Won)

Samsung Card	~~W~~	607	~~W~~	465	~~W~~	3	~~W~~	100	~~W~~	2	~~W~~	9	~~W~~	1,186
Lotte Card		69		25		—		—		—		—		94
Hyundai Card		59		400		—		—		—		—		459

Total	~~W~~	735	~~W~~	890	~~W~~	3	~~W~~	100	~~W~~	2	~~W~~	9	~~W~~	1,739

Note:

(1)	Securities issued by special purpose vehicles of credit card companies, established with credit card receivables as underlying assets. In general, these special purpose vehicles are entitled to credit or collateral support from such credit card companies.

As of December 31, 2007, we had loans outstanding to credit card companies in the aggregate principal amount of ~~W~~109 billion. Because the improved financial conditions of the credit card companies have improved following their financial difficulties in general in 2003 and 2004, our loans to these credit card companies are considered performing in accordance with our internal credit rating methodology, and therefore we have not recognized a specific allowance for loan losses against these. In light of the improvement in the asset quality of the credit card companies in general, we have made minimal general allowance in the amount of ~~W~~6 million as of December 31, 2007 against those loans to credit card company, which we believe is sufficient to cover any incurred losses within these specific loans.

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

Exposures to SK Group Companies

In the first quarter of 2003, accounting irregularities were discovered at SK Networks to which most commercial banks in Korea, including ourselves, had substantial exposure. These irregularities had concealed the weak financial condition of SK Networks over a period of several years. In March 2003, the principal creditor banks of SK Networks commenced formal workout procedures against SK Networks under the Corporate Restructuring Promotion Act of Korea. In October 2003, SK Networks and its overseas subsidiaries completed the final major step in the restructuring of indebtedness of SK Networks and its overseas subsidiaries by exchanging all of the indebtedness of SK Networks and its overseas subsidiaries held by Korean financial institution creditors into a combination of common shares, redeemable preferred shares and mandatory convertible bonds of SK Networks. Partly as a result of this corporate restructuring, as of December 31, 2007, we owned 9.62% of common shares of SK Networks (or 9.72% of total equity ownership in SK Networks including its redeemable preferred shares).

SK Networks graduated from the workout in April 2007. As of December 31, 2007, 0.7% of our total exposure was to the member companies of the SK Group. We currently classify loans and guarantees and acceptances to the member companies of SK Group companies, including SK Networks, as performing in accordance with our internal credit rating methodology and therefore no specific allowance is made against these loans or guarantees and acceptances. Our management believes the general allowance of ~~W~~2 billion against the loans to member companies of the SK Group, including SK Networks, is sufficient to cover any incurred losses within this portfolio.

Loan Concentration by Industry

The following table shows the aggregate balance of our corporate loans by industry concentration as of December 31, 2007 under U.S. GAAP.

			Percentage of Total
Industry	Aggregate Loan Balance		Corporate Loan Balance
	(In billions of Won)		(Percentages)

Manufacturing	~~W~~	25,248	31.50%
Real estate leasing and service		17,059	21.28
Retail and wholesale		12,227	15.25
Construction		5,731	7.15
Transportation, storage and communication		4,772	5.95
Hotel and leisure(1)		3,607	4.50
Finance and insurance		2,927	3.65
Other service		8,074	10.07
Other		522	0.65

Total	~~W~~	80,167	100.00%

Note:

(1)	Consists principally of hotels, motels and restaurants.

Loan Concentration by Size of Loans

The following table shows the aggregate balances of our loans by outstanding loan amount as of December 31, 2007.

	Aggregate Loan		Percentage of Total
	Balance		Loan Balance
	(In billions of Won)		(Percentages)

Commercial and industrial
Up to ~~W~~10 million	~~W~~	77	0.05%
Over ~~W~~10 million to ~~W~~50 million		1,556	1.02
Over ~~W~~50 million to ~~W~~100 million		2,302	1.52
Over ~~W~~100 million to ~~W~~500 million		11,862	7.81
Over ~~W~~500 million to ~~W~~1 billion		6,218	4.10
Over ~~W~~1 billion to ~~W~~5 billion		13,067	8.61
Over ~~W~~5 billion to ~~W~~10 billion		4,780	3.15
Over ~~W~~10 billion to ~~W~~50 billion		6,587	4.34
Over ~~W~~50 billion to ~~W~~100 billion		1,706	1.12
Over ~~W~~100 billion		330	0.21

Sub-total	~~W~~	48,485	31.93%

	Aggregate Loan		Percentage of Total
	Balance		Loan Balance
	(In billions of Won)		(Percentages)

Other commercial
Up to ~~W~~10 million	~~W~~	68	0.05%
Over ~~W~~10 million to ~~W~~50 million		804	0.53
Over ~~W~~50 million to ~~W~~100 million		801	0.52
Over ~~W~~100 million to ~~W~~500 million		3,637	2.40
Over ~~W~~500 million to ~~W~~1 billion		2,010	1.32
Over ~~W~~1 billion to ~~W~~5 billion		5,969	3.93
Over ~~W~~5 billion to ~~W~~10 billion		3,814	2.51
Over ~~W~~10 billion to ~~W~~50 billion		8,250	5.44
Over ~~W~~50 billion to ~~W~~100 billion		1,915	1.26
Over ~~W~~100 billion		3,044	2.01

Sub-total	~~W~~	30,312	19.97%

Lease financing
Up to ~~W~~10 million	~~W~~	13	0.01%
Over ~~W~~10 million to ~~W~~50 million		329	0.22
Over ~~W~~50 million to ~~W~~100 million		287	0.19
Over ~~W~~100 million to ~~W~~500 million		217	0.14
Over ~~W~~500 million to ~~W~~1 billion		31	0.02
Over ~~W~~1 billion to ~~W~~5 billion		163	0.10
Over ~~W~~5 billion to ~~W~~10 billion		55	0.04
Over ~~W~~10 billion to ~~W~~50 billion		223	0.15
Over ~~W~~50 billion to ~~W~~100 billion		52	0.03
Over ~~W~~100 billion		—	—

Sub-total	~~W~~	1,370	0.90%

Mortgage and home equity
Up to ~~W~~10 million	~~W~~	330	0.22%
Over ~~W~~10 million to ~~W~~50 million		5,973	3.93
Over ~~W~~50 million to ~~W~~100 million		7,995	5.27
Over ~~W~~100 million to ~~W~~500 million		15,929	10.49
Over ~~W~~500 million to ~~W~~1 billion		1,120	0.74
Over ~~W~~1 billion to ~~W~~5 billion		148	0.10
Over ~~W~~5 billion to ~~W~~10 billion		—	—
Over ~~W~~10 billion to ~~W~~50 billion		—	—
Over ~~W~~50 billion to ~~W~~100 billion		—	—
Over ~~W~~100 billion		—	—

Sub-total	~~W~~	31,495	20.75%

	Aggregate Loan		Percentage of Total
	Balance		Loan Balance
	(In billions of Won)		(Percentages)

Other consumer
Up to ~~W~~10 million	~~W~~	4,064	2.68%
Over ~~W~~10 million to ~~W~~50 million		7,617	5.02
Over ~~W~~50 million to ~~W~~100 million		3,921	2.58
Over ~~W~~100 million to ~~W~~500 million		8,123	5.35
Over ~~W~~500 million to ~~W~~1 billion		944	0.62
Over ~~W~~1 billion to ~~W~~5 billion		719	0.47
Over ~~W~~5 billion to ~~W~~10 billion		69	0.05
Over ~~W~~10 billion to ~~W~~50 billion		18	0.01
Over ~~W~~50 billion		—	—
Over ~~W~~100 billion		—	—

Sub-total	~~W~~	25,475	16.78%

Credit cards(1)
Up to ~~W~~10 million	~~W~~	11,621	7.65%
Over ~~W~~10 million to ~~W~~50 million		2,130	1.40
Over ~~W~~50 million to ~~W~~100 million		68	0.05
Over ~~W~~100 million to ~~W~~500 million		131	0.09
Over ~~W~~500 million to ~~W~~1 billion		18	0.01
Over ~~W~~1 billion to ~~W~~5 billion		25	0.01
Over ~~W~~5 billion to ~~W~~10 billion		8	0.01
Over ~~W~~10 billion to ~~W~~50 billion		27	0.02
Over ~~W~~50 billion to ~~W~~100 billion		653	0.43
Over ~~W~~100 billion		—	—

Sub-total	~~W~~	14,681	9.67%

Total	~~W~~	151,818	100.00%

Note:

(1)	Includes corporate credit card purchases.

Maturity Analysis

The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio as of December 31, 2007. The amounts disclosed are before deduction of attributable loan loss reserves.

	As of December 31, 2007
			Over 1 Year but
			Not More Than
	1 Year or Less		5 Years		Over 5 Years		Total
	(In billions of Won)

Corporate:
Commercial and industrial	~~W~~	39,861	~~W~~	7,908	~~W~~	716	~~W~~	48,485
Other commercial		18,065		9,863		2,384		30,312
Lease financing		418		894		58		1,370

Total corporate	~~W~~	58,344	~~W~~	18,665	~~W~~	3,158	~~W~~	80,167

Consumer:
Mortgage and home equity	~~W~~	7,720	~~W~~	7,531	~~W~~	16,244	~~W~~	31,495
Other consumer		17,452		6,418		1,605		25,475
Credit cards		13,387		1,062		232		14,681

Total consumer	~~W~~	38,559	~~W~~	15,011	~~W~~	18,081	~~W~~	71,651

Total gross loans	~~W~~	96,903	~~W~~	33,676	~~W~~	21,239	~~W~~	151,818

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

Interest Rate Sensitivity

The following table shows our loans by interest rate sensitivity as of December 31, 2007.

	As of December 31, 2007
	Due Within 1 Year		Due After 1 Year		Total
	(In billions of Won)

Fixed rate loans(1)	~~W~~	27,978	~~W~~	6,168	~~W~~	34,146
Variable rate loans(2)		68,925		48,747		117,672

Total gross loans	~~W~~	96,903	~~W~~	54,915	~~W~~	151,818

Notes:

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term. Includes ~~W~~9,709 billion of loans due within one year and ~~W~~410 billion of loans due after one year, which are priced based on one or more reference rates which may vary at our discretion. However, it is not our practice to change such reference rates during the life of a loan.

(2)	Variable or adjustable rate loans are for which the interest rate is not fixed for the entire term.

For additional information regarding our management of interest rate risk, see “— Risk Management.”

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

Interest foregone is the interest due on nonaccrual loans that has not been accrued in our books of account. For the years ended December 31, 2005, 2006 and 2007, we would have recorded gross interest income of ~~W~~186 billion, ~~W~~140 billion and ~~W~~155 billion, respectively, on loans accounted for on a nonaccrual basis throughout the respective years, or since origination for loans held for part of the year, had the loans been current with respect to their original contractual terms. The amount of interest income on those loans that was included in our net income for the years ended December 31, 2005, 2006 and 2007 were ~~W~~117 billion, ~~W~~107 billion and ~~W~~77 billion, respectively.

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

	As of December 31,
	2003		2004		2005		2006		2007(3)
	(In billions of Won)

Loans accounted for on a nonaccrual basis
Corporate	~~W~~	1,536	~~W~~	1,681	~~W~~	1,475	~~W~~	1,187	~~W~~	1,181
Consumer		580		479		367		241		174
Credit cards		1,016		294		210		226		409

Sub-total		3,132		2,454		2,052		1,654		1,764

Accruing loans which are contractually past due one day or more as to principal or interest
Corporate(1)		196		55		32		56		98
Consumer(2)		27		17		32		55		67
Credit cards		—		76		3		—		—

Sub-total		223		148		67		111		165

Total	~~W~~	3,355	~~W~~	2,602	~~W~~	2,119	~~W~~	1,765	~~W~~	1,929

Notes:

(1)	Includes accruing loans which are contractually past due 90 days or more in the amount of ~~W~~113 billion, ~~W~~12 billion, ~~W~~5 billion, ~~W~~5 billion and ~~W~~2 billion, of corporate loans as of December 31, 2003, 2004, 2005, 2006 and 2007, respectively.

(2)	Includes accruing loans which are contractually past due 90 days or more in the amount of ~~W~~7 billion, ~~W~~6 billion, ~~W~~7 billion, ~~W~~23 billion and ~~W~~27 billion, of consumer loans as of December 31, 2003, 2004, 2005, 2006 and 2007, respectively.

(3)	For the years ended December 31, 2006 and 2007, nonaccrual loans, including the past due loans within the repayment grace period, totaled ~~W~~2,099 billion and ~~W~~3,057 billion respectively. In 2006, we changed the classification of the loans within the grace period from accruing loans to nonaccrued loans.

Troubled Debt Restructurings

The following table presents, at the dates indicated, our loans which are “troubled debt restructurings” as defined under U.S. GAAP. These loans consist of corporate loans that have been restructured through the process of workout, court receivership and composition. See “— Credit Exposures to Companies in Workout, Court Receivership and Composition.” These loans accrue interest at rates lower than the original contractual terms, or involve the extension of the original contractual maturity as a result of a variation of terms upon restructuring.

	As of December 31,
	2003		2004		2005		2006		2007
			(In billions of Won)

Loans not included in “nonaccrual and past due loans” which are classified as “troubled debt restructurings”	~~W~~	1,179	~~W~~	916	~~W~~	735	~~W~~	111	~~W~~	124

For the year ended December 31, 2007, interest income that would have been recorded under the original contract terms of restructured loans amounted to ~~W~~5 billion, out of which ~~W~~1.5 billion was reflected as our interest income during 2007.

Credit Exposures to Companies in Workout, Court Receivership and Composition

Our exposures in restructuring are managed and collected by our Corporate Credit Collection Department. As of December 31, 2007, 0.21% of our total exposure, or ~~W~~437 billion, was under restructuring. The legal form of our restructurings is principally either workout, court receivership or composition.

Workout

Under the Corporate Restructuring Promotion Act, which became effective in September 2001, abolished in December 2005 and reinstated in August 2007 to remain effective until December 31, 2010, all creditors to borrowers that are financial institutions were required to participate in a creditors’ committee. The Corporate Restructuring Promotion Act was mandatorily applicable to a wide range of financial institutions in Korea, which include commercial banks, insurance companies, asset management companies, securities companies, merchant banks, the Korea Deposit Insurance Corporation and the Korea Asset Management Corporation. Under this act, the approval of financial institution creditors holding not less than 75% of the total debt outstanding of a borrower approved such borrower’s restructuring plan, including debt restructuring and provision of additional funds, which plan would be binding on all the financial institution creditors of the borrower, provided that any financial institution creditor that disagreed with the final restructuring plan approved by the creditors’ committee would have the right to request the creditors’ committee to purchase its claims at a mutually agreed price. In the event that the creditors’ committee and the dissenting financial institution creditor failed to come to an agreement, a mediation committee consisting of seven experts would be set up to resolve the matter. There was a risk that these procedures might require us to participate in a plan we did not agree with or might require us to sell our claims at prices that we did not believe were adequate. With respect to any workout for which the lead creditor bank called for a meeting of the creditors’ committee while the Corporate Restructuring Promotion Act was still effective, the procedures applicable to such creditors’ committee and the related workout remain subject to the Corporate Restructuring Promotion Act until the suspension or conclusion of such workout, provided that such workout becomes subject to the procedures under the reinstated Corporate Restructuring Promotion Act as of its effective date, as opposed to the old Corporate Restructuring Promotion Act, even if such workout began while the old law was in effect. Under the reinstated Corporate Restructuring Promotion Act, if any of our borrowers becomes subject to corporate restructuring procedures, we can be forced to (i) restructure our credits pursuant to restructuring plans approved by other creditor financial institutions holding 75% or more of the total outstanding debt (and 75% or more of the total outstanding secured debt, if the restructuring plan includes the restructuring of existing secured debt) of the borrower or (ii) dispose of our credits to other creditors on unfavorable terms. This law will remain effective until December 31, 2010.

The total amount currently undergoing workout as of December 31, 2007 was ~~W~~152 billion, including ~~W~~142 billion of loans and ~~W~~10 billion of other exposures.

Court Receivership and Composition

The Debtor Rehabilitation and Bankruptcy Act, which took effect on April 1, 2006, was designed to consolidate all existing bankruptcy-related laws in Korea, namely the Corporate Reorganization Act, the Composition Act, the Bankruptcy Act and the Individual Debtor Recovery Act.

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

The total amount currently subject to court receivership as of December 31, 2007 was ~~W~~50 billion, including ~~W~~8 billion of loans and ~~W~~42 billion of other exposures.

The total amount currently subject to composition proceedings as of December 31, 2007 was ~~W~~235 billion, including ~~W~~235 billion of loans and ~~W~~0.4 billion of other exposures.

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

The following table shows, as of December 31, 2007, our ten largest exposures that had been negotiated in workouts, composition or court receivership.

	Loans in		Loans in						Guarantees
	Won		Foreign		Equity		Debt		and		Total
Company	Currency		Currency		Securities		Securities		Acceptances		Exposure(1)
					(In billions of Won)

HK Corporation	~~W~~	81	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	81
Daewoo Electronics Corporation		34		9		4		—		2		49
Pantech Europe		41		—		—		—		—		41
Daewoo Electronics Co., Ltd.		33		—		—		—		—		33
Shinil Housing		32		—		—		—		—		32
Pantech & Curitel Communications, Inc.		11		—		1		—		—		12
Joeun Hyundai Hospital Medical Foundation		10		—		—		—		—		10
Jaeil GMB Co., Ltd.		4		3		—		—		—		7
Hyunki		7		—		—		—		—		7
Gimhae Central Medical Center — Pantech Europe		7		—		—		—		—		7

Total	~~W~~	260	~~W~~	12	~~W~~	5	~~W~~	—	~~W~~	2	~~W~~	279

Note:

(1)	Only includes the portion of total exposure identified by us as troubled debt restructuring and excludes amount of loans or other exposures to the same borrower that are not subject to workouts, composition or court receivership.

Potential Problem Loans

As of December 31, 2007, we had ~~W~~105 billion of loans rated as normal or precautious by the guidelines of the Financial Services Commission, which are current as to payment of principal and interest but carries serious doubt as to the ability of the borrower to comply with repayment terms in the near future. These loans are classified as impaired and therefore included in our calculation of loan loss allowance under U.S. GAAP.

We have certain other interest-earning assets which, if they were loans, would be required to be disclosed as part of the nonaccrual, past due or troubled debt restructuring or potential problem loan disclosures provided above. As of December 31, 2007, the book value of our debt securities on which interest was past due was nil.

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

Loan Classifications

For Korean GAAP and regulatory reporting purposes, we base our provisioning on the following loan classifications that classify corporate and consumer loans as required by the Financial Services Commission.

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

Corporate Loans

We review corporate loans annually for potential impairment through a formal credit review; however, our loan officers also consider the credits for impairment throughout the year if information is presented that may indicate an impairment event has occurred.

Under U.S. GAAP, a loan is impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts due according to the contractual terms of the agreement. We use our loan classifications as a basis to identify impaired loans. We consider the following loans to be impaired loans for the purpose of determining our specific allowance:

•	loans classified as “substandard” or below according to the asset classification guidelines of the Financial Services Commission;

•	loans that are more than 90 days past due; and

•	loans which are “troubled debt restructurings” as defined under U.S. GAAP.

Specific loan loss allowances for corporate loans are established based on whether a particular loan is impaired. Smaller balance corporate loans are evaluated collectively for impairment as these loans are managed collectively.

— Loans individually identified for review and considered impaired

Consistent with the internal credit risk monitoring policies, we evaluate larger-balance impaired loans (which are impaired loans in excess of ~~W~~1 billion for all of our subsidiaries) individually for impairment. Loan loss allowances for these loans are generally established by discounting the estimated future cash flows (both principal and interest) we expect to receive using the loan’s effective interest rate. We consider the likelihood of all possible outcomes in determining our best estimate of expected future cash flows. Management consults closely with individual loan officers and reviews the cash flow assumptions used to ensure these estimates are valid.

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

	As of December 31,
	2005	2006	2007
	(Percentages)

Normal	2.42%	3.11%	1.94%
Precautionary	7.92	32.12	31.36
Substandard	22.41	38.55	37.28
Doubtful	47.60	76.00	83.78
Estimated loss	87.19	90.60	88.81

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

Consumer Loans

Consumer loans are segmented into the following product types for the purposes of evaluation of credit risk:

•	Mortgage and home equity loans; and

•	Other consumer loans (consisting of unsecured and secured consumer loans).

— Mortgage and home equity loans and other consumer loans

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

We further segment our credit card portfolio into several homogeneous product types and perform separate roll-rate analysis for such segmented groups to reflect the different risks and characteristics of these portfolios.

We adjust the results from the roll-rate analysis as appropriate to reflect the impact of any current conditions on loss recognition that has not been adequately captured by our historical analysis. These include:

•	Delinquency levels of cardholders;

•	Current government involvement within the credit card industry (such as the 2001 Government Amnesty Program); and

•	Key retail performance indicators (such as ratios of household debt to disposable income and household liabilities to financial assets).

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

We consider a credit card or card loan to be delinquent if payment on such balance is not received on the date on which such payment was first due and the amount outstanding is greater than ~~W~~10,000. Our general policy is to be proactive in its collection procedures. We believe that card accounts which are in early stages of delinquency are easier to collect than those accounts which have been delinquent for a longer period of time and, therefore, we emphasize collections of such early stage accounts. However, we attempt to collect delinquent payments with increased efforts as the number of days past due increases. Efforts to collect from cardholders whose account balances are up to 30 days past due are generally made by our call centers at Shinhan Card. We use a collection scoring model which is intended to maximizes the cost efficiency of collection from delinquent cardholders by classifying cardholders into three categories based on their credit score. For a delinquent accountholder with credit score of 1 or 2, we notify the cardholder of the delinquency within calendar 10 days of delinquency. For a delinquent cardholder with credit score of 3 or 4, we notify the Accountholder of the delinquency within seven days of delinquency. For a delinquent cardholder with credit score of 5 or 6, we notify the cardholder of the delinquency within three days of delinquency. With the collection scoring model, we aim to minimize the number of card accounts which have been delinquent for a long period of time by proactively managing those cardholders with lower credit quality.

For those card accounts with balances that are more than 30 days past due, we assign the collection efforts to our internal collection centers. In respect of delinquent cardholders with balances that are more than five days past due, we outsource the collection efforts to external collection centers such as Shinhan Credit Information, our subsidiary, and Solomon Credit Information. For the first two months of their appointment, these collection centers rely on postal or telephone notice and take measures to locate and provisionally attach accounts receivables or other properties of the delinquent cardholders. After the initial two months period, the collection centers commence compulsory execution procedures against the delinquent cardholders’ accounts receivables or other properties to secure the amount of outstanding balances.

For those accounts with balances that are more than 180 days past due and, if the total past due amount is less than ~~W~~5.0 million, we review such accounts for charge-off, and, if the total past due amount is equal to or greater than ~~W~~5.0 million, we charge off the past due amounts on a quarterly basis in accordance with the guidelines, or subject to the approval, of the Financial Supervisory Service.

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) for all loans as of the dates indicated.

			Past Due		Past Due		Past Due More
	Current		up to 3 Months		3-6 Months		than 6 Months		Total
As of December 31,	Amount	%	Amount	%	Amount	%	Amount	%	Amount
	(In billions of Won, except percentages)

2003	91,940	96.48	1,511	1.59	714	0.75	1,130	1.18	95,295
2004	94,480	97.32	855	0.88	431	0.45	1,314	1.35	97,080
2005	103,601	97.87	652	0.62	243	0.23	1,352	1.28	105,848
2006	120,222	98.18	971	0.79	172	0.14	1,081	0.89	122,446
2007	148,597	97.88	1,899	1.25	315	0.21	1,007	0.66	151,818

Non-Performing Loans

Non-performing loans are defined as loans past due by greater than 90 days. These loans are generally rated “substandard” or below.

The following table shows, as of the dates indicated, certain details of the total non-performing loan portfolio.

	As of December 31,
	2003		2004		2005		2006		2007
	(In billions of Won, except percentages)

Total non-performing loans	~~W~~	1,844	~~W~~	1,750	~~W~~	1,594	~~W~~	1,253	~~W~~	1,322
As a percentage of total loans		1.94%		1.80%		1.51%		1.02%		0.87%

Analysis of Non-Performing Loans

The following table sets forth, for the periods indicated, the total non-performing loans by type of borrower.

	As of December 31,
	2003					2004					2005					2006					2007
					Ratio of					Ratio of					Ratio of					Ratio of					Ratio of
			Non-		Non-			Non-		Non-			Non-		Non-			Non-		Non-			Non-		Non-
	Total		Performing		Performing	Total		Performing		Performing	Total		Performing		Performing	Total		Performing		Performing	Total		Performing		Performing
	Loans		Loans		Loans	Loans		Loans		Loans	Loans		Loans		Loans	Loans		Loans		Loans	Loans		Loans		Loans
											(In billions of Won, except percentages)

Corporate
Commercial and industrial	~~W~~	35,617	~~W~~	739	2.07%	~~W~~	35,653	~~W~~	898	2.52%	~~W~~	35,728	~~W~~	868	2.43%	~~W~~	40,063	~~W~~	760	1.90%	~~W~~	48,485	~~W~~	748	1.54%
Other commercial		17,378		558	3.21		17,988		468	2.60		21,409		387	1.81		27,319		256	0.94		30,312		272	0.90
Lease financing		1,091		8	0.73		981		19	1.94		754		8	1.06		585		8	17		1,370		7	0.51

Total corporate		54,086		1,305	2.41		54,622		1,385	2.54		57,891		1,263	2.18		67,967		1.024	1.51		80,167		1,027	1.28

Consumer
Mortgage and home equity		20,517		133	0.65		22,180		126	0.57		25,840		111	0.43		30,097		68	0.23		31,495		45	0.14
Other consumer		14,580		232	1.59		15,546		155	1.00		17,875		172	0.96		20,458		119	0.58		25,475		85	0.33
Credit cards		6,112		174	2.85		4,732		84	1.78		4,242		48	1.13		3,924		42	1.07		14,681		165	1.12

Total consumer		41,209		539	1.31		42,458		365	0.86		47,957		331	0.69		54,479		229	0.42		71,651		295	0.41

Total	~~W~~	95,295	~~W~~	1,844	1.94%	~~W~~	97,080	~~W~~	1,750	1.80%	~~W~~	105,848	~~W~~	1,594	1.51%	~~W~~	122,446	~~W~~	1,253	1.02%	~~W~~	151,818	~~W~~	1,322	0.87%

Top Twenty Non-Performing Loans

As of December 31, 2007, our twenty largest non-performing loans accounted for 26.4% of our total non-performing loan portfolio. The following table shows, at the date indicated, certain information regarding our twenty largest non-performing loans.

		As of December 31, 2007
			Gross Principal		Allowance for Loan
		Industry	Outstanding		Losses
		(In billions of Won)

1	Borrower A	Manufacturing	~~W~~	81	~~W~~	51
2	Borrower B	Manufacturing		55		55
3	Borrower C	Manufacturing		33		33
4	Borrower D	Real estate, leasing and service		28		28
5	Borrower E	Manufacturing		27		9
6	Borrower F	Real estate, leasing and service		17		17
7	Borrower G	Real estate, leasing and service		12		6
8	Borrower H	Other service		10		10
9	Borrower I	Other service		10		4
10	Borrower J	Real estate, leasing and service		9		—
11	Borrower K	Manufacturing		8		—
12	Borrower L	Manufacturing		7		7
13	Borrower M	Manufacturing		7		6
14	Borrower N	Manufacturing		7		7
15	Borrower O	Other service		7		—
16	Borrower P	Other service		7		2
17	Borrower Q	Manufacturing		7		2
18	Borrower R	Real estate, leasing and service		6		—
19	Borrower S	Manufacturing		6		5
20	Borrower T	Manufacturing		5		4

			~~W~~	349	~~W~~	246

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

In addition to making efforts to collect on these non-performing loans, we also undertake measures to reduce the level of our non-performing loans, which include:

•	selling non-performing loans to third parties including the Korea Asset Management Corporation;

•	entering into asset-backed securitization transactions with respect to non-performing loans;

•	managing consumer loans that are three months or more past due through Shinhan Credit Information under an agency agreement in the case of Shinhan Bank; and

•	using third-party collection agencies including the Solomon Credit Information.

Allocation of Allowance for Loan Losses

The following table presents the allocation of our loan loss allowance by loan type.

	As of December 31,
	2003			2004			2005			2006			2007
			Loans %			Loans %			Loans %			Loans %			Loans %
			of Total			of Total			of Total			of Total			of Total
	Amt.		Loans	Amt.		Loans	Amt.		Loans	Amt.		Loans	Amt.		Loans
	(In billions of Won, except percentages)

Corporate
Commercial and Industrial	~~W~~	1,383	37.38%	~~W~~	1,065	36.72%	~~W~~	753	33.75%	~~W~~	900	32.72%	~~W~~	963	31.94%
Other commercial		626	18.24		410	18.53		305	20.23		359	22.31		427	19.97
Lease financing		45	1.14		24	1.01		16	0.71		10	0.48		16	0.90

Total corporate		2,054	56.76		1,499	56.26		1,074	54.69		1,269	55.51		1,406	52.81

Consumer
Mortgages and home equity		53	21.53		36	22.85		19	24.41		4	24.58		4	20.75
Other consumer		659	15.30		368	16.01		183	16.89		175	16.71		150	16.77
Credit cards		865	6.41		408	4.88		236	4.01		127	3.20		539	9.67

Total consumer		1,577	43.24		812	43.74		438	45.31		306	44.49		693	47.19

Total allowance for loan losses	~~W~~	3,631	100.00%	~~W~~	2,311	100.00%	~~W~~	1,512	100.00%	~~W~~	1,575	100.00%	~~W~~	2,099	100.00%

Our total allowance for loan losses increased by ~~W~~524 billion, or 33.27%, to ~~W~~2,099 billion as of December 31, 2007 from ~~W~~1,575 billion as of December 31, 2006. During 2006, the allowance for loan losses increased by

~~W~~63 billion primarily as a result of an increase in the amount of total loan balance. During 2007, the allowance for loan losses increased by ~~W~~524 billion primarily as a result of an increase in the amount of total loan balance (~~W~~412 billion in credit card loans and ~~W~~112 billion in other loans). The total loan balance increased by ~~W~~29,372 billion in 2007, ~~W~~10,757 billion, or 36.6%, of which was accounted for by the increase in credit card loans as a result of the acquisition of LG Card. The allowance of loan losses increased by ~~W~~524 billion primarily as a result of an increase in the total loan volume and the acquisition of LG Card.

The allowance for corporate loan losses increased by ~~W~~195 billion, or 18.2%, from ~~W~~1,074 billion as of December 31, 2005 to ~~W~~1,269 billion as of December 31, 2006, primarily due to a higher loss rate for impaired corporate loans and an increase in the amount of total corporate loans. The allowance for corporate loan losses increased by ~~W~~137 billion, or 10.8%, from ~~W~~1,269 billion as of December 31, 2006 to ~~W~~1,406 billion as of December 31, 2007, primarily due to the increase in corporate loans, amounting to ~~W~~12,200 billion despite the improvement in asset quality.

In the consumer sector, our allowance for loan losses decreased by ~~W~~132 billion, or 30.1%, from ~~W~~438 billion as of December 31, 2005 to ~~W~~306 billion as of December 31, 2006, primarily due to improved quality of loans. The allowance for consumer loan losses increased by ~~W~~387 billion, or 126.5%, from ~~W~~306 billion as of December 31, 2006 to ~~W~~693 billion as of December 31, 2007, primarily due to the acquisition of LG Card resulting in the increase in allowance for loan losses of ~~W~~412 billion.

Analysis of the Allowance for Loan Losses

The following table presents an analysis of our loan loss experience for each of the years indicated.

	2003		2004		2005		2006		2007
	(In billions of Won, except percentages)

Balance at the beginning of the period	~~W~~	996	~~W~~	3,631	~~W~~	2,311	~~W~~	1,512	~~W~~	1,575
Amounts charged against income		1,011		195		(255)		252		40
Allowance relating to loans repurchased from the Korea Asset Management Corporation		32		2		—		—		—
Gross charge-offs:
Corporate:
Commercial and industrial		255		465		297		130		89
Other commercial		223		26		18		76		64
Lease financing		6		—		—		—		9
Consumer:
Mortgage and home equity		12		18		19		—		(2)
Other consumer		135		441		296		96		123
Credit cards		765		872		316		211		418

Total gross charge-offs		(1,396)		(1,822)		(946)		(513)		(701)

Recoveries:
Corporate:
Commercial and industrial		82		105		69		47		15
Other commercial		73		121		217		154		104
Lease financing		—		2		4		5		—
Consumer:
Mortgage and home equity		1		1		3		5		3
Other consumer		23		22		34		43		71
Credit cards		69		56		72		70		451

Total recoveries		248		307		399		324		644

	2003		2004		2005		2006		2007
	(In billions of Won, except percentages)

Net charge-offs		(1,148)		(1,515)		(547)		(189)		(57)

Acquisition of Chohung Bank		2,740		—		—		—		—
Acquisition of Jeju Bank		—		—		—		—		—
Acquisition of Good Morning Securities		—		—		—		—		—
Acquisition of Shinhan Securities		—		—		—		—		—
Acquisition of Shinhan Life Insurance		—		—		3		—		—
Acquisition of LG Card		—		—		—		—		541

Balance at the end of the period	~~W~~	3,631	~~W~~	2,311	~~W~~	1,512	~~W~~	1,575	~~W~~	2,099

Ratio of net charge-offs during the period to average loans outstanding during the period		1.74%		1.52%		0.53%		0.17%		0.04%

Loan Charge-Offs

Our level of gross charge-offs increased from ~~W~~1,396 billion in 2003 to ~~W~~1,822 billion in 2004 primarily due to an increase in charge-offs of marketing scoring system loans, which are loans offered to certain of our customers primarily based on the number of transactions such customers make with us rather than the credit rating of such customers. Our level of gross charge-offs decreased from ~~W~~1,822 billion in 2004 to ~~W~~946 billion in 2005 primarily due to a decrease in credit card charge-offs in 2005 compared to 2004, when charge-offs were aggressively made. Our level of gross charge-offs decreased from ~~W~~946 billion in 2005 to ~~W~~513 billion in 2006 primarily due to a decrease in consumer loan charge-offs in 2006 compared to 2005. Our level of gross charge-offs increased from ~~W~~513 billion in 2006 to ~~W~~701 billion in 2007 primarily due to an increase in credit card charge-offs in 2007.

Basic Principles

We attempt to minimize loans to be charged off, by practicing a sound credit approval process based on credit risk analysis prior to extending loans and a systematic management of outstanding loans.

Loans To Be Charged-Off

Loans are charged-off if they are deemed to be uncollectible by falling under any of the following categories:

•	loans for which collection is not foreseeable due to insolvency or bankruptcy, dissolution or the shutting down of the business of the debtor;

•	loans for which collection is not foreseeable due to the death or disappearance of debtors;

•	loans for which expenses of collection exceed the collectable amount;

•	loans on which collection is not possible through legal or any other means;

•	payments in arrears in respect of credit cards, which are overdue for more than six months;

•	payments outstanding on unsecured consumer loans, which have been overdue for more than six months;

•	payments in arrears in respect of leases, which have been overdue for more than twelve months; or

•	the portion of loans classified as “estimated loss,” net of any recovery from collateral, which is deemed to be uncollectible.

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

Treatment of Loans Charged-Off

Once loans are charged-off, they are derecognized from our balance sheet. We still continue our collection efforts in respect of these loans through third-party collection agencies including the Korea Asset Management Corporation and Shinhan Credit Information.

Treatment of Collateral

When we determine that a loan collateralized by real estate cannot be recovered through normal collection channels, then we will petition a court to foreclose and sell the collateral through a court-supervised auction within one month after default and insolvency and within four months after delinquency. However, this treatment does not apply to companies under restructuring, composition, workout or other court proceedings subjecting them to restrictions on such auction procedures. In our experience, the filing of this petition with the court generally encourages the debtor to repay the overdue loan. If a debtor ultimately fails to repay and the court grants its approval for foreclosure, we will sell the collateral and recover the full principal amount and accrued interest up to the sales price, net of expenses incurred from the auction. Foreclosure proceedings under laws and regulations in Korea typically take from seven months to one year from initiation to collection depending on the nature of the collateral.

U.S. GAAP Financial Statement Presentation

Our U.S. GAAP financial statements include as charges-offs all unsecured consumer loans, including credit cards, which are overdue for more than six months. Leases are charged-off when past due for more than twelve months.

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

Our investments in securities are also subject to a number of guidelines, including limitations prescribed under the Financial Holding Companies Act and the Banking Act. Under these regulations, a financial holding company may not invest in securities as defined in the Securities and Exchange Act (other than those securities issued by its direct and indirect subsidiaries) in excess of the amount of its shareholders’ equity less the total amount of investment in subsidiaries, subject to certain exceptions. Generally, a financial holding company is prohibited from acquiring more than 5% of the total issued and outstanding shares of another company (other than its direct and indirect subsidiaries). Furthermore, under these regulations, Shinhan Bank must limit its investments in shares and securities with a maturity in excess of three years (other than monetary stabilization bonds issued by the Bank of Korea and national government bonds) to 60.0% of our total Tier I and Tier II capital. Generally, Shinhan Bank is also prohibited from acquiring more than 15.0% of the shares with voting rights issued by any other corporation (other than for the purpose of establishing or acquiring a subsidiary). Further information on the regulatory environment governing our investment activities is set out in “Supervision and Regulation — Principal Regulations Applicable to Banks — Restrictions on Investments in Property,” “— Principal Regulations Applicable to Banks —

Restrictions on Shareholdings in Other Companies,” “— Principal Regulations Applicable to Financial Holding Companies — Liquidity” and “— Principal Regulations Applicable to Financial Holding Companies — Restrictions on Shareholdings in Other Companies.”

Book Value and Market Value

The following table sets out the book value and market value of securities in our investment portfolio as of the dates indicated.

	As of				As of				As of
	December 31, 2005				December 31, 2006				December 31, 2007
	Book		Market		Book		Market		Book		Market
	Value		Value		Value		Value		Value		Value
	(In billions of Won)

Available-for-sale securities
Marketable equity securities	~~W~~	1,978	~~W~~	1,978	~~W~~	1,241	~~W~~	1,241	~~W~~	3,324	~~W~~	3,324
Debt securities:
Korean treasury and governmental agencies		8,299		8,299		4,397		4,397		4,206		4,206
Debt securities by financial institutions		9,255		9,255		7,243		7,243		10,051		10,051
Corporate debt securities		1,952		1,952		1,760		1,760		2,145		2,145
Debt securities issued by foreign government		50		50		29		29		48		48
Mortgage-backed and asset-backed securities		946		946		2,269		2,269		3,075		3,075

Total — Available-for-sale		22,480		22,480		16,939		16,939		22,849		22,849

Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies		1,686		1,706		2,505		2,555		3,071		3,036
Debt securities by financial institutions		1,211		1,208		4,959		5,018		4,858		4,812
Corporate debt securities		66		66		64		64		110		105
Debt securities issued by foreign government		—		—		1		1		1		1
Mortgage-backed and asset-backed securities		—		—		52		52		184		212

Total — Held-to-maturity		2,963		2,980		7,581		7,690		8,224		8,166

Trading Securities
Marketable equity securities		465		465		507		507		655		655
Debt securities:
Korean treasury and governmental agencies		493		493		494		494		406		406
Financial institutions		1,145		1,145		1,022		1,022		3,033		3,033
Corporations		1,307		1,307		1,315		1,315		2,130		2,130
Mortgage-backed and asset-backed securities		140		140		74		74		1,966		1,966
Other trading assets(1)		23		23		62		62		30		30

Total — Trading		3,573		3,573		3,474		3,474		8,220		8,220

Total securities	~~W~~	29,016	~~W~~	29,033	~~W~~	27,994	~~W~~	28,103	~~W~~	39,293	~~W~~	39,235

Note:

(1)	Consists of commodity indexed deposits.

Maturity Analysis

The following table categorizes our securities by maturity and weighted average yield as of December 31, 2007.

	As of December 31, 2007
				Over 1 but			Over 5 but						Securities Not Due
	1 Year or Less			Within 5 Yrs			Within 10 Yrs			Over 10 Yrs			in a Single Maturity(1)			Total
			Weighted			Weighted			Weighted			Weighted			Weighted			Weighted
	Carrying		Average	Carrying		Average	Carrying		Average	Carrying		Average	Carrying		Average	Carrying		Average
	Amount		Yield(2)	Amount		Yield(2)	Amount		Yield(2)	Amount		Yield(2)	Amount		Yield(2)	Amount		Yield(2)
	(In billions of Won, except percentages)

Securities available for sale:
Korean Treasury securities and government agencies	~~W~~	1,301	4.72%	~~W~~	2,389	5.04%	~~W~~	169	4.64%	~~W~~	10	5.29%	~~W~~	337	4.85%	~~W~~	4,206	4.92%
Debt securities issued by financial institutions		4,209	5.17		5,187	5.35		455	5.72		200	6.24		—	—		10,051	5.32
Corporate debt securities		738	5.00		1,349	5.42		58	4.48		—	—		—	—		2,145	5.25
Debt securities issued by foreign governments		23	5.01		12	5.63		13	5.82		—	—		—	—		48	5.38
Mortgage Backed Securities and Asset Backed Securities		515	4.11		2,378	2.53		172	5.12		10	5.73		—	—		3,075	2.95

Total		6,786	4.97%		11,315	4.71%		867	5.31%		220	6.17%		337	4.90%		19,525	4.85%

Held-to-maturity securities:
Korean Treasury securities and government agencies		1,125	5.48%		1,763	5.35%		99	5.54%		84	5.58%		—	—%		3,071	5.41%
Debt securities issued by financial institutions		2,502	4.91		1,876	5.58		270	6.58		210	6.23		—	—		4,858	5.32
Corporate debt securities		8	3.93		102	5.04		—	—		—	—		—	—		110	4.96
Debt securities issued by foreign governments		—	—		—	—		1	4.00		—	—		—	—		1	4.00
Mortgage Backed Securities and Asset Backed Securities		4	5.12		140	4.15		30	5.49		10	5.23		—	—		184	4.45

Total		3,639	5.09%		3,881	5.41%		400	6.23%		304	6.02%		—	—%		8,224	5.33%

Trading securities:
Korean Treasury securities and government agencies		91	5.67%		170	5.95%		125	3.60%		10	5.68%		10	5.54%		406	5.15%
Debt securities issued by financial institutions		1,686	5.45		1,347	5.99		—	—		—	—		—	—		3,033	5.69
Corporate debt securities		1,642	5.53		488	0.45		—	—		—	—		—	—		2,130	4.40
Mortgage Backed Securities and Asset Backed Securities		1,947	—		19	—		—	—		—	—		—	—		1,966	5.92

Total		5,366	5.65%		2,024	4.71%		125	3.60%		10	5.68%		10	5.54%		7,535	5.36%

Total Debt Securities	~~W~~	15,791		~~W~~	17,220		~~W~~	1,392		~~W~~	534		~~W~~	347		~~W~~	35,284

Notes:

(1)	The principal repayment schedule for such securities is based on installment due on different maturity dates.

(2)	The weighted-average yield for the portfolio represents the yield to maturity for each individual security, weighted using its amortized cost.

Concentrations of Risk

As of December 31, 2007, we held the following securities of individual issuers where the aggregate book value of those securities exceeded 10.0% of our stockholders’ equity at such date.

	As of December 31, 2007
	Book Value		Market Value
	(In billions of Won)

Name of issuer:
Korean Government	~~W~~	3,645	~~W~~	3,629
Bank of Korea		6,789		6,784
Korea Development Bank		1,737		1,732

Total	~~W~~	12,171	~~W~~	12,145

Our stockholders’ equity as of December 31, 2007 was ~~W~~16,910 billion.

All of the above entities (other than the Korean government) are controlled and owned by the Korean government.

Credit-Related Commitments and Guarantees

In the normal course of our operations, we make various commitments and guarantees to meet the financing and other business needs of our customers. Commitments and guarantees are usually in the form of, among others, commitments to extend credit, commercial letters of credit, standby letter of credit and performance guarantees. The contractual amount of these financial instruments represents the maximum possible loss amount if the account party draws down the commitment or we should fulfill our obligation under the guarantee and the account party fails to perform under the contract.

The following table sets forth our credit-related commitments and guarantees as of the dates indicated.

	As of December 31,
	2005		2006		2007
	(In billions of Won)

Commitments to extend credit:
Corporate	~~W~~	46,336	~~W~~	55,580	~~W~~	65,611
Credit cards(1)		16,080		13,938		46,079
Consumer		5,863		6,127		6,968
Commercial letters of credit(2)		2,960		2,963		3,518
Standby letters of credit, other financial and performance guarantees and liquidity facilities to SPEs		4,604		5,353		12,573

Total	~~W~~	75,843	~~W~~	83,961	~~W~~	134,749

Notes:

(1)	Relates to the unused portion of credit card limits that may be cancelled by us after notice to the borrower if we determine that the borrower’s repayment ability is significantly impaired.

(2)	These are generally short-term and collateralized by the underlying shipments of goods to which they relate.

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

The following shows, as of December 31, 2007, the gross notional or contractual amounts of derivatives and foreign exchange contracts held or issued for (i) trading and (ii) nontrading that qualify for hedge accounting.

	As of December 31, 2007
	Underlying Notional		Estimated		Estimated
	Amount(1)		Fair Value Assets		Fair Value Liabilities
	(In billions of Won)

Trading:
Foreign exchange contracts:
Forward contracts	~~W~~	30,762	~~W~~	335	~~W~~	258
Options purchased		13,307		170		—
Options written		15,398		—		181

Sub-total		59,467		505		439
Interest rate contracts:
Swaps		93,503		617		1,191
Options purchased		1,490		30		—
Options written		2,477		—		24

Sub-total		97,470		647		1,215
Cross currency swaps		52,508		629		540
Equity contracts:
Swaps		1,679		97		97
Option purchased		708		66		—
Option written		1,472		—		55

Sub-total		3,859		163		152

	As of December 31, 2007
	Underlying Notional		Estimated		Estimated
	Amount(1)		Fair Value Assets		Fair Value Liabilities
	(In billions of Won)

Other derivatives:
Commodity swaps		2,891		8		—
Forward contracts		906		6		6
Options purchased		2		1		—
Options written		2		—		1

Sub-total		3,801		15		7
Credit derivatives:
Protection buy		563		—		—
Protection sell		66		3		5

Sub-total		629		3		5

Total	~~W~~	217,734	~~W~~	1,962	~~W~~	2,358

Nontrading:
Hedge accounting:
Interest rate swaps		608		—		6

Sub-total		608		—		6
Nontrading that do not qualify for hedge accounting(2):
Interest rate swaps		12,424		55		506
Forward contracts		19		—		—
Cross currency swaps		272		5		1

Total	~~W~~	12,715	~~W~~	60	~~W~~	507

Notes:

(1)	Notional amounts in foreign currencies were converted into Won at prevailing exchange rates as of December 31, 2007.

(2)	While we engage in derivatives trading activities to hedge the interest rate risk exposure that arises from our own assets and liabilities, as these nontrading derivative contracts do not qualify for hedge accounting under U.S. GAAP, they are accounted for as trading derivatives in the financial statements. These contracts include interest rate swaps, forward contracts and cross-currency swaps held for nontrading that do not qualify for hedge accounting treatment.

Funding

For our banking activities, we obtain funding from a variety of sources, both domestic and foreign. Our principal source of funding is customer deposits obtained from our banking operations. In addition, Shinhan Bank acquires funding through call money, borrowings from the Bank of Korea, other short-term borrowings and other long-term debt.

Our primary funding strategy for our banking activities has been to achieve low-cost funding by increasing the average balances of low-cost retail deposits. Customer deposits accounted for 61.6% of our total funding as of December 31, 2005, 60.7% of our total funding as of December 31, 2006 and 59.1% of our total funding as of December 31, 2007. In the past, largely due to the lack of alternative investment opportunities for individuals and households in Korea, especially in light of the low interest rate environment and volatile stock market conditions, a substantial portion of customer deposits were rolled over upon maturity and accordingly provided a stable source of funding for our banking subsidiaries. However, due to the increasing popularity of higher-yielding investment opportunities driven by the recent bullish stock market, an increasing portion of customer deposits maintained at banks have shifted to in the form of money market funds and other brokerage accounts maintained at securities companies in recent, which has resulted in a temporary difficulty in finding sufficient funding for Korean banks in general, including our banking subsidiaries, in January 2008. No assurance can therefore be given that our banking subsidiaries will continue to enjoy a stable funding source in the future through rollovers of customer deposits. See “Item 3 — Key Information — Risk Factors — Risks related to our banking business — Our banking subsidiaries are highly dependent on short-term funding sources that are susceptible the availability of alternative funding sources and their price volatility, which dependence may adversely affect our operations.”

As of December 31, 2005, 2006 and 2007, ~~W~~5,002 billion, ~~W~~5,390 billion and ~~W~~5,136 billion, or 6.0%, 6.9% and 6.6%, respectively, of our total deposits in Korean Won were deposits made by litigants in connection with legal proceedings in Korean courts. Court deposits carry interest rates, which are generally lower than market rates.

In addition, we acquire funding through the issuance of bonds, primarily through Shinhan Bank. Our borrowings consist mainly of borrowings from financial institutions, the Korean government and Korean government-affiliated funds. Call money, which is available in both Won and foreign currencies, is obtained from the domestic call loan market, a short-term loan market for loans with maturities of less than one month. Furthermore, we have also issued preferred shares, such as redeemable preferred shares and redeemable convertible preferred shares, as part of funding for major acquisitions, such as those for Chohung Bank and LG Card. See Item 10 “Additional Information — Articles of Incorporation — Description of Capital Stock — Description of Redeemable Preferred Stock” and “Additional Information — Articles of Incorporation — Description of Capital Stock — Description of Redeemable Convertible Preferred Stock.”

We also have funding requirements for our credit card activities, which represented <<10% of our overall funding requirements. We also obtain funding for our credit card activities from a variety of sources, primarily domestic. The principal sources of funding for Shinhan Card are debentures, asset-backed securitization, commercial papers, loans from the holding company and third-party borrowings, which amounted, on a managed basis under Korean GAAP, to ~~W~~6,967 billion, ~~W~~2,769 billion, ~~W~~1,762 billion, ~~W~~650 billion, ~~W~~169 billion, or 56.6%, 22.5%, 14.3%, 5.3% and 1.4%, respectively, of the funding for our credit card activities, as of December 31, 2007. The high AAA credit rating of the holding company among local rating agencies benefits Shinhan Card with respect to our corporate debentures, third-party borrowing and commercial paper. We aim to reduce the exposure to asset-backed securitization as a funding source but otherwise continue to have a balanced mix of funding sources for credit card activities.

Deposits

Although the majority of our bank deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, providing our banking operation with a stable source of funding.

The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated.

	2005			2006			2007
	Average		Average	Average		Average	Average		Average
	Balance(1)		Rate Paid	Balance(1)		Rate Paid	Balance(1)		Rate Paid
	(In billions of Won, except percentages)

Interest-bearing deposits:
Interest-bearing demand deposits	~~W~~	6,594	1.90%	~~W~~	7,964	0.46%	~~W~~	8,455	0.41%
Savings deposits		26,100	0.96		27,279	2.21		30,583	2.05
Certificates of deposit		8,838	3.82		9,934	4.67		15,475	5.22
Other time deposits		39,031	3.69		39,644	3.84		44,397	4.55
Mutual installment deposits(2)		1,997	4.16		1,211	3.80		567	3.88

Total interest-bearing deposits(3)	~~W~~	82,560	2.71%	~~W~~	86,032	3.08%	~~W~~	99,477	3.53%

Notes:

(1)	Average balances are based on daily balances for Shinhan Bank and Jeju Bank and quarterly balances for subsidiaries.

(2)	Mutual installment deposits are interest-bearing deposits offered by Shinhan Bank which enable customers to become eligible for loans while they maintain an account with us. The customer’s account does not have to secure loan amounts once made but is a requirement for loan eligibility. Prior to qualifying for a loan a customer must make required periodic deposits to the mutual installment account for a contracted term of less than five years. A customer is not required to fulfill the deposit term prior to requesting a loan from Shinhan Bank, but loan amounts and terms are not as favorable in the event of a loan request prior to completing the deposit contract term.

(3)	Under U.S. GAAP, interest-bearing assets do not include cover bills sold or bonds sold under repurchase agreements, which are offered to our customers as deposit products. These are reflected as short-term borrowings and secured borrowings, respectively.

For a breakdown of retail deposit products, see “— Business Overview — Our Principal Activities — Deposit-taking Activities,” except that cover bills sold are reflected on short-term borrowings and securities sold under repurchase agreements are reflected as secured borrowings.

Certificates of Deposit and Other Time Deposits

The following table presents the balance and remaining maturities of our other time deposits, certificates of deposit and mutual installment deposits which had a fixed maturity in excess of ~~W~~100 million or more as of December 31, 2007.

	As of December 31, 2007
			Mutual
	Certificates	Other Time	Installment
	of Deposit	Deposits	Deposits	Total
	(In billions of Won)

Maturing within three months	5,437	12,451	13	17,901
After three but within six months	2,387	3,151	4	5,542
After six but within 12 months	3,874	14,321	15	18,210
After 12 months	3,512	1,973	13	5,498

Total	15,210	31,896	45	47,151

A majority of our certificates of deposit accounts and other time deposits issued by our foreign offices is in the amount of US$100,000 or more.

Japanese Yen Deposits and Dispute with the Korean National Tax Service

We are currently in dispute with the Korean National Tax Service in respect of tax and tax withholding over certain deposit products that utilized Korean Won and Japanese Yen swaps, which we, together with other commercial banks in Korea, offered to customers. See “Item 5. Operating and Financial Review and Prospects — Overview — Certain Income Tax Expenses and Provision for Other Losses.”

Short-term Borrowings

The following table presents information regarding our short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated.

	2005								2006								2007
					Highest		Weighted						Highest		Weighted						Highest		Weighted
			Average		Balances at		Average	Year-end			Average		Balances at		Average				Average		Balances at		Average
	Balance		Balance		Any		Interest	Interest	Balance		Balance		Any		Interest	Year-end	Balance		Balance		Any		Interest	Year-end
	Outstanding		Outstanding(1)		Month-end		Rate(2)	Rate	Outstanding		Outstanding(1)		Month-end		Rate(2)	Interest Rate	Outstanding		Outstanding(1)		Month-end		Rate(2)	Interest Rate
	(In billions of Won, except for percentages)

Borrowings from BOK(3)	~~W~~	1,668	~~W~~	1,581	~~W~~	1,719	1.85%	0.104.65%	~~W~~	1,173	~~W~~	1,274	~~W~~	1,467	2.21%	0.102.75%	~~W~~	883	~~W~~	881	~~W~~	1,169	2.97%	0.103.25%
Call money		994		2,930		5,648	3.24%	1.906.80%		1,686		3,070		4,055	4.77%	0.355.44%		1,673		3,173		4,615	5.49%	0.7510.25%
Other borrowings(4)		9,306		10,464		11,945	2.23%	0.109.00%		8,136		9,343		15,992	3.03%	0.075.86%		13,245		12,756		13,245	3.93%	0.987.83%

	~~W~~	11,968	~~W~~	14,975	~~W~~	19,312	2.39%		~~W~~	10,995	~~W~~	13,687	~~W~~	21,514	3.30%		~~W~~	15,801	~~W~~	16,810	~~W~~	19,029	4.17%

Notes:

(1)	Average outstanding balances have been calculated using daily balances for our primary banking operations and quarterly balances for subsidiaries.

(2)	Weighted-average interest rates during this year are calculated by dividing the total interest expenses by the average amount borrowed.

(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings on foreign currencies.

(4)	Other short-term borrowings included borrowings from trust accounts, bills sold, borrowings in domestic and foreign currencies and short-term debentures.

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

Credit Risk Management

Credit risk, which is the risk of loss from default by an obligor or counter-party, is the greatest risk we face. A substantial majority of our credit risk is derived from Shinhan Bank and Shinhan Card.

Credit Risk Management of Shinhan Bank

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

Major policies for Shinhan Bank’s credit risk management are determined by the Credit Policy Committee, the executive decision-making body for management of credit risk. The Credit Policy Committee is led by the Deputy President & head of Risk Management Group. The Credit Policy Committee further consists of chief officers from nine business divisions. Apart from the Credit Policy Committee, Shinhan Bank has a Credit Review Committee in place to perform credit review evaluation, thereby separating the credit policy decision-makings and loan approvals. Both committees make decisions by 2/3 or more votes of the attending members, which must constitute at least two-thirds of the committee members to satisfy the quorum.

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

For mortgage loans and loans secured by real estate, Shinhan Bank evaluates the value of the real estate offered as collateral for a loan using a database Shinhan Bank has developed, which contains information about real estate values throughout Korea. In addition, Shinhan Bank uses information from a third party provider of information about the real estate market in Korea, which gives Shinhan Bank up-to-date market value information for Korean real estate values. Staffs from the processing centers appraise the real estate. In addition, for loans of ~~W~~5 billion or more, Shinhan Bank hires certified appraisers to review the appraisal value of real estate collateral that have an appraisal value exceeding ~~W~~10 billion, as initially determined by the processing centers. Shinhan Bank reevaluates internally, on a summary basis, the appraisal value of collateral at least every two years. To protect against fraudulent transfers, Shinhan Bank has established an underwriting standard for adequacy of collaterals and the procedure of legal screening for whether or not there is a perfection of ownership.

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

Based on the scores calculated under the credit rating system, which takes into account the evaluation criteria described above and the probability of default, Shinhan Bank assigns the borrower one of twenty grades (AAA to D). Grades AA through B are further broken down into “+,” “0” or “−.” Grades AAA through B− are classified as normal, grade CCC precautionary, and grades CC through D non-performing. The credit risk-rating model is further differentiated by the size of the corporate borrower and the type of credit facilities.

— Loan approval process

Evaluations of general loans are approved after combined evaluation and approval of the relationship manager of each branch and the committee of the applicable business unit. Depending on the size and the importance of the loan, the approval process passes through review of Credit Officer Committee or Senior Credit Officer Committee. In the case where the loan is considered significant or the amount exceeds the discretion limit of the Senior Credit Officer Committee, the credit evaluation is carried out at the highest decision-making credit approval body, the Credit Review Committee. The Credit Review Committee evaluates and approves large credits in excess of ~~W~~10 billion for unsecured and ~~W~~15 billion for secured lending. Meetings to approve these large credits are held twice a week. The Credit Review Committee makes decisions by 2/3 or more votes of the attending members, which must constitute at least two-thirds of the committee members to satisfy the quorum.

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

Approval Limit of Loan Amount
Category	Approval Body	Grade B−	Grade AAA

1	Retail Branch Manager
	Unsecured	~~W~~100 million or less	~~W~~2 billion or less
	Secured	~~W~~500 million or less	~~W~~5 billion or less
2	Corporate Branch Manager
	Unsecured	~~W~~200 million or less	~~W~~3 billion or less
	Secured	~~W~~2 billion or less	~~W~~6 billion or less
3	Branch Manager and Credit Officer
	Unsecured	~~W~~500 million or less	~~W~~5 billion or less
	Secured	~~W~~3 billion or less	~~W~~10 billion or less
4	Credit Officer Committee
	Unsecured	~~W~~1 billion or less	~~W~~10 billion or less
	Secured	~~W~~5 billion or less	~~W~~20 billion or less
5	Senior Credit Officer Committee
	Unsecured	~~W~~10 billion or less	~~W~~30 billion or less
	Secured	~~W~~15 billion or less	~~W~~80 billion or less
6	Credit Review Committee
	Unsecured	More than ~~W~~10 billion	More than ~~W~~30 billion
	Secured	More than ~~W~~15 billion	More than ~~W~~80 billion

Credit Review and Monitoring

Shinhan Bank continually reviews and monitors existing credit risks primarily with respect to borrowers. In particular, Shinhan Bank’s automated early warning system conducts daily examination for borrowers using over 163 financial and non-financial factors, and the relationship manager and the credit officer must conduct periodic loan review and report to independent loan review team which analyzes in detail the results and adjusts credit rating accordingly. Based on these reviews, Shinhan Bank adjusts a borrower’s credit rating, credit limit, applied interest rates and credit policies. In addition, the group credit rating of the borrower’s group, if applicable, may be adjusted following a periodic review of the main debtor groups, mostly comprised of chaebols, as identified by the Governor of the Financial Supervisory Service based on their outstanding credit exposures, of which 42 were identified most recently in December 2007. Shinhan Bank also continually reviews other factors, such as industry conditions in which borrowers operate and their domestic and overseas asset base and operations, to ensure that ratings are appropriate. The Credit Review Department provides credit review reports, independent of underwriting, to Chief Risk Officer on a monthly basis.

The early warning system makes automatic daily check for borrowers with whom Shinhan Bank has more than ~~W~~2 billion of exposure. The relationship manager and the Credit Officer in the Credit Review Department monitor those borrowers, and then the Credit Review Department further reviews the results of the monitoring. In addition, Shinhan Bank carries out a planned review of each borrower in accordance with changing credit risk factors based on changing economic environment. The results of such planned review are continually reported to the Chief Risk Officer of Shinhan Bank.

Depending on the nature of the items detected by the early warning system, a borrower may be classified as a “deteriorating credit” and undergo evaluation for a possible downgrade in its customer rating, or may be initially classified as a “borrower showing early warning signs” or re-attain “normal borrower” status. For borrowers classified as “showing early warning signs,” the relevant relationship manager gathers information and conducts a review of the borrower to determine whether it should be classified as a deteriorating credit or whether to impose management improvement warnings or implement joint creditors’ management. In the case where the borrower becomes non-performing, Shinhan Bank’s collection department directly manages such borrower’s account in order to maximize recovery rate, and conducts auctions, court proceedings, sale of assets or corporate restructuring as needed.

Credit Risk Assessment and Control

To assess credit risk in a systematic manner, Shinhan Bank has developed and upgraded systems designed to quantify credit risks based on selection and monitoring of various statistic, including delinquency rate, non-performing loan ratio, expected loan loss and weighted average risk rating.

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

Shinhan Bank measures credit risk using internally accumulated data. Shinhan Bank measures expected and unexpected losses with respect to total assets monthly, which Shinhan Bank refers to when setting risk limits for, and allocate capital to, its business groups. Expected loss is calculated based on the probability of default, the loss given default, the exposure at default and the past bankruptcy rate and recovery rate, and Shinhan Bank provides allowance for loan losses under Korean GAAP accordingly. Shinhan Bank selects the higher of the two provisioning levels, as determined by the Financial Supervisory Service requirement or Shinhan Bank’s internal calculation. Unexpected loss is predicted based on value at risk, or “VaR,” which is used to determine compliance with the credit risk limits set for the entire Shinhan Bank as well as for each department thereof. Beginning on January 1, 2008, we use the “Monte Carlo” simulation method to compute the VaR, compared to the “historical” simulation method used previously, as the “Monte Carlo” method provides a more systematic method for reflecting concentration risks and correlation effects.

Credit Risk Management of Shinhan Card

Major policies for Shinhan Card’s credit risk management are determined by Shinhan Card’s Risk Management Council, and Shinhan Card’s Risk Management Committee is responsible for approving them. Shinhan Card’s Risk Management Council is comprised of 13 members: the head of Business Planning Unit, as chairman; the head of Retail Business Unit; the head of Special Business Unit; the head of Credit Management Unit; the head of Business Support Unit, the head of Strategy Planning Division; the head of Business Management Division; the head of Retail Planning Division; the head of Customer Sales Division; the head of Consumer Lending Sales Division; the head of Account Management Division; the head of Credit Management Division; and the head of Collection Management Division. Shinhan Card’s Risk Management Council convenes at least once every month and may also convene on an ad hoc basis as needed. Shinhan Card’s Risk Management Committee is comprised of three Non-Standing Directors. Shinhan Card’s Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed.

The risk of loss from default by an obligor or counter-party is the greatest risk Shinhan Card faces. Shinhan Card’s credit risk management is guided by the following principles:

•	achieve profit level corresponding to the level of risks involved;

•	improve asset quality and achieve optimal asset portfolio; and

•	focus on borrower’s ability to repay the debt.

Credit Card Approval Process

Approval of credit card applications is processed using an automated credit scoring system. The credit scoring system is divided into two sub-systems: the application scoring system and the behavior scoring system. The behavior scoring system is based largely on the credit history, and the application scoring system is based largely on personal information of the applicant. For card applicants with whom Shinhan Card has an existing relationship, the credit scoring system factors in internally gathered information such as repayment ability, total assets, the length of the existing relationship and the applicant’s contribution to profitability. The credit scoring system also automatically conducts credit checks on all credit card applicants. Shinhan Card gathers information about applicants’ transaction history with financial institutions, including banks and credit card companies, from a number of third party credit reporting agencies including National Information & Credit Evaluation Inc., other credit card companies in Korea, the Korea Federation of Banks, Korea Non-bank Financing Association, Korea Information Service and Korea Credit Bureau. These credit checks reveal a list of the delinquent customers of all the credit card issuers in Korea.

If the credit score awarded to an applicant is above a minimum threshold, then the application is approved unless overridden by other policy factors such as delinquencies with other credit card companies. In respect of credit card applications by a long-standing customers with good credit history, Shinhan Card has discretion to waive the application of the awarded credit score unless overridden by other policy factors. All of these factors also act as the basis for setting a credit limit if Shinhan Bank approves an application.

Monitoring

Shinhan Card conducts ongoing monitoring of all accountholders and accounts using the behavior scoring system. The behavior scoring system predicts a cardholder’s future usage and payment pattern by evaluating the cardholder’s credit history, card usage and amounts, payment status and other relevant data. The behavior score is recalculated each month and is used to manage the accounts and approval of additional loans and other products to the accountholder. The scoring system is also used by Shinhan Card to monitor its overall risk exposure and to modify its credit risk management strategy. As of December 31, 2007, Shinhan Card maintained separate behavior scoring systems of LG Card and former Shinhan Card for the purpose of monitoring existing cardholders of LG Card and former Shinhan Card, respectively, as factors taken into account when assessing the behavior scores by respective companies differed. However, Shinhan Card is currently integrating former Shinhan Card’s behavior scoring system and relevant data into that of LG Card to form a unified behavior scoring system and expects the integration process to be completed in the course of the overall IT systems integration process.

Consumer Loan, Installment Purchase Loans and Leasing Application Review and On-going Credit Review

Shinhan Card’s application review and on-going credit review processes for consumer loans, installment purchase loans and personal leases use many of the same criteria used in the credit underwriting system and credit review system for credit card customers. For consumer loans, installment purchase loans and personal leases provided to Shinhan Card’s cardholders, Shinhan Card reviews their card usage history in addition to other factors such as their income, occupation and assets. In the case of lease finance to corporate customers, Shinhan Card has an extensive application review process that typically takes one to three days, during which Shinhan Card reviews the creditworthiness of the applicant based on an analysis of the applicant’s financial statements and cash flow and information provided by the major credit rating agencies. As a result of Shinhan Card’s focus on maintaining a high credit quality for its lease assets, Shinhan Card’s lease customers have generally been companies that are financially sound or low risk customers such as government-affiliated entities. Once a lease application has been approved and lease financing has been granted, Shinhan Card monitors and reviews the creditworthiness of such corporate customer on an on-going basis.

Fraud Loss Prevention

Shinhan Card attempts to minimize losses from the fraudulent use of cards it has issued. Shinhan Card’s efforts are focused on preventing fraudulent uses and investigating fraudulent uses that occur to make the responsible party bear the losses. Misuses of lost credit cards account for a substantial majority of Shinhan Card’s fraud losses. On a real time basis, Shinhan Card’s fraud loss prevention system attempts to detect transactions that are unusual or inconsistent with prior usage history and calls are made to the relevant cardholders to confirm their purchases. A team at Shinhan Card dedicated to investigating fraud losses also examines whether the cardholder was at fault by, for example, not reporting a lost card or failing to sign the back of the card, or whether the relevant merchant was negligent in checking the identity of the user. Fault may also lie with delivery companies that fail to deliver credit cards to the relevant applicant. In such instances, Shinhan Card attempts to recover fraud losses from the responsible party. To prevent misuse of a card as well as to manage credit risk, Shinhan Card’s information technology system will automatically suspend the use of a card:

•	when it receives a report of a card’s fraudulent use or loss;

•	at the request of a cardholder;

•	for cash advances, immediately upon recognition by the system that the relevant cardholder became delinquent; or

•	for other types of transactions, one day to three months (depending on the customer’s credit score) after recognition by the system that the relevant cardholder became delinquent.

Approximately a quarter of Shinhan Card’s cardholders have consented to Shinhan Card accessing their travel records to detect any misuse of credit cards while they are traveling abroad. Shinhan Card also offers cardholders additional fraud protection through a fee-based short message service. At the cardholder’s option, Shinhan Card notifies the cardholder of any credit card activity in his or her account by sending a text message to his or her mobile phone. This monitoring service allows customers to quickly and easily identify any fraudulent use of their credit cards.

Market Risk Management

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

Market risk to which we are exposed arises primarily from Shinhan Bank, and the other subsidiaries do not incur significant market risk, except for Good Morning Shinhan Securities, our securities trading and brokerage subsidiary, which incurs market risk relating to its trading activities. For Shinhan Bank’s market risk management, the Risk Management Committee establishes overall market risk management principles for both the trading and nontrading activities of Shinhan Bank. Based on these principles, the Asset & Liability Management Committee, or the ALM Committee, of Shinhan Bank assesses and controls market risks arising from trading and nontrading activities. The ALM Committee, which consists of 11 executive vice presidents and the head of the Treasury Department, is the executive decision-making body for Shinhan Bank’s risk management and asset and liability management operations. At least on a monthly basis, the ALM Committee reviews and approves reports, which include the position and value-at-risk, or “VaR,” with respect to Shinhan Bank’s trading activities and the position, VaR, duration gap and market value analysis and net interest income simulation with respect to its nontrading activities. Shinhan Bank measures market risk with respect to all assets and liabilities in the bank accounts and trust accounts in accordance with the regulations promulgated by the Financial Services Commission.

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

Shinhan Card does not have any assets with significant exposure to market risks and therefore does not maintain a risk management policy with respect to market risks.

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

Shinhan Bank’s net foreign currency open position, which is the difference between its foreign currency assets and liabilities as offset against forward foreign exchange positions, is Shinhan Bank’s foreign exchange risk. The ALM Committee oversees Shinhan Bank’s foreign exchange exposure for both trading and nontrading activities by establishing limits for the net foreign currency open position, loss limits and VaR limits. The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets forth the limit for net open position by currency and the limits for currencies other than the U.S. dollars and Japanese yen are restrictive to minimize other foreign exchange trading.

The net open foreign currency positions held by the other subsidiaries are not significant. In the case of Shinhan Capital which incurs a considerable amount of foreign exchange exposure from its leasing business, it maintains its net exposure below US$1 million by hedging its foreign exchange positions using forwards and currency swaps.

The following table shows Shinhan Bank’s net foreign currency open positions as of December 31, 2005, 2006 and 2007 and Chohung Bank’s net foreign currency open positions as of December 31, 2005. Shinhan Bank’s information as of December 31, 2006 and 2007 is presented on a combined basis to reflect the merger of the two banks in April 2006. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
Currency	2005		2006		2007
	(In millions of US$)

Shinhan Bank:
U.S. dollars	US$	(2.4)	US$	301.1	US$	20.4
Japanese yen		(18.4)		(27.2)		(21.0)
Euro		(0.1)		25.5		18.9
Others		1.3		70.3		66.1

Total		(19.6)		369.7		84.4

Chohung Bank:
U.S. dollars	US$	18.0		N/A		N/A
Japanese yen		(6.1)		N/A		N/A
Euro		(5.0)		N/A		N/A
Others		9.8		N/A		N/A

Total	US$	16.7		N/A		N/A

— Equity risk

Equity risk for Shinhan Bank’s trading activities results from the trading of equity portfolio of Korean companies and Korea Stock Price Index futures and options. The trading equity portfolio consists of stocks listed on the Stock Market or the KOSDAQ Market of the Korea Exchange and nearest-month or second nearest-month futures contracts under strict limits on diversification as well as limits on positions. This has been an area of particular focus due to the level of volatility in the stock market. In addition, Shinhan Bank pays close attention to the loss limits. Although Shinhan Bank holds a substantially smaller amount of equity securities than debt securities in its trading accounts, the VaR of trading account equity risk is generally higher than that of trading account interest rate risk due to high volatility in the value of equity securities. As of December 31, 2005, 2006 and 2007, Shinhan Bank held ~~W~~59.8 billion, ~~W~~92.0 billion and ~~W~~31.7 billion, respectively, of equity securities in its trading accounts (including the trust accounts).

Management of Market Risk from Trading Activities

The following tables present an overview of market risk, measured by VaR, from trading activities of Shinhan Bank and Good Morning Shinhan Securities, respectively, for the year ended and as of December 31, 2007. For market risk management purposes, Shinhan Bank includes its trading portfolio in bank accounts and assets in trust accounts for which it guarantees principal or fixed return in accordance with the Financial Services Commission regulations.

	Trading Portfolio VaR for the Year 2007
							As of
							December 31,
	Average		Minimum		Maximum		2007
	(In billions of Won)

Shinhan Bank:(1)
Interest rate	~~W~~	22.9	~~W~~	17.5	~~W~~	37.5	~~W~~	31.5
Foreign exchange(2)		2.9		0.3		7.7		4.1
Equities		10.8		6.5		22.3		10.4
Option volatility(3)		1.3		0.3		3.9		2.5
Less: portfolio diversification(4)		(12.4)		(5.4)		(32.2)		(13.6)

Total VaR(5)	~~W~~	25.5	~~W~~	19.2	~~W~~	39.2	~~W~~	34.9

Good Morning Shinhan Securities(6):
Interest rate	~~W~~	1.0	~~W~~	0.3	~~W~~	3.5	~~W~~	2.8
Equities		2.0		0.7		4.3		1.8
Less: portfolio diversification(4)		0.6		—		2.8		1.7

Total VaR	~~W~~	2.4	~~W~~	1.0	~~W~~	5.0	~~W~~	2.9

Notes:

(1)	Ten-day VaR results with a 99% confidence level.

(2)	Includes both trading and nontrading accounts as Shinhan Bank manages foreign exchange risk on a total position basis.

(3)	Volatility implied from the option price using the Black-Scholes or a similar model.

(4)	Calculation of portfolio diversification effects may occur on different days for different risk components. The Total VaRs are less than the simple sum of the risk component VaRs due to offsets resulting from portfolio diversification.

(5)	Includes trading portfolio in Shinhan Bank’s bank accounts and assets in trust accounts for which it guarantees principal or fixed return.

(6)	The change in market value of Good Morning Shinhan Securities’ trading portfolio was ~~W~~0.4 billion per day.

Shinhan Bank generally manages its market risk from trading activities at the entire portfolio level. To control its market risk for trading portfolio, Shinhan Bank uses position limits, VaR limits, and stop loss limits. Shinhan Bank prepared its risk control and management guidelines for derivative trading based on the regulations and guidelines promulgated by the Financial Services Commission.

Shinhan Bank measures market risk from trading activities to monitor and control the risk of its operating divisions and teams that perform trading activities.

Value-at-risk analysis.  We use ten-day VaRs to measure Shinhan Bank’s market risk. Shinhan Bank calculates VaRs on a daily basis based on data for the previous 12 months for the holding periods of ten days. A ten-day VaR is a statistically estimated maximum amount of loss that can occur for ten days under normal market conditions. We use a 99% confidence level to measure the VaRs, which means the actual amount of loss may exceed the VaR, on average, once out of 100 business days.

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

Shinhan Bank operates an integrated market risk management system which manages Shinhan Bank’s Won-denominated and foreign-denominated accounts. This system uses historical simulation to measure both linear risks arising from such products as equity and debt securities and nonlinear risks arising from other products including options. We believe that this system enables Shinhan Bank to generate elaborate and consistent VaR numbers and perform sensitivity analysis and back testing to check the validity of the models on a daily basis.

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

Shinhan Bank uses relatively simple but fundamental seven scenarios for stress test taking into account four market risk components such as foreign exchange rates, stock prices and Won-denominated and foreign currency-denominated interest rates. For the worst case scenario, we assumed instantaneous and simultaneous movements in the four market risk components — depreciation of Won by 20%, decrease in Korea Exchange Composite Index by 30%, and increases in Won-denominated and US dollar-denominated interest rates by 200 basis point and 200 basis point, respectively. In the case of this worst-case scenario, the changes in market value of Shinhan Bank’s trading portfolio was a decline of ~~W~~144.7 billion as of December 31, 2007. Shinhan Bank performs stress test at least monthly and reports the results to the ALM Committee and the Risk Management Committee.

Good Morning Shinhan Securities uses five scenarios for stress test taking into account two market risk components: stock prices and Won-denominated interest rates. As of December 31, 2007, for the worst case scenario, which was in the case of instantaneous and simultaneous drops in Korea Stock Price Index 200 by 10% and a 1% point increase in the three-year government bond yield, the changes in market value of Good Morning Shinhan Securities’ trading portfolio was ~~W~~19.4 billion for one day.

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

Shinhan Bank sets limits on stress testing for its overall operations. Although Shinhan Life Insurance does not set any limits on stress testing, it monitors the impact of market turmoil or any abnormality. Good Morning Shinhan Securities sets limits on stress testing for its overall operations as well as at its department level. In the case of Shinhan Bank, Good Morning Shinhan Securities and Shinhan Life Insurance, if the impact is large, their respective chief risk officer may request a portfolio restructuring or other proper action.

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

•	With respect to the maturities and re-pricing of Shinhan Bank’s liabilities, we assume that money market deposit accounts and “non-core” demand deposits under the Financial Services Commission guidelines have a maturity of three months or less. With respect to “core” demand deposits under the Financial Services Commission guidelines, we assume that they have maturities of eight different intervals ranging from one month to five years.

The following tables show Shinhan Bank’s interest rate gaps as of December 31, 2007 for (1) Won-denominated nontrading bank accounts, including derivatives for the purpose of hedging and (2) foreign currency-denominated nontrading bank accounts, including derivatives for the purpose of hedging.

Won-denominated nontrading bank accounts(1)

	As of December 31, 2007
	0-3 Months		3-6 Months		6-12 Months		1-2 Years		2-3 Years		Over 3 Years		Total
	(In billions of Won, except percentages)

Interest-earning assets	~~W~~	68,642	~~W~~	38,205	~~W~~	14,275	~~W~~	10,526	~~W~~	5,917	~~W~~	10,303	~~W~~	147,868
Fixed rates		17,263		9,256		11,072		9,194		4,449		4,679		55,913
Floating rates		50,869		27,229		1,578		461		1,008		769		81,914
Interest rate swaps		510		1,720		1,625		870		460		4,855		10,040
Interest-bearing liabilities	~~W~~	69,637	~~W~~	17,281	~~W~~	24,097	~~W~~	12,074	~~W~~	7,837	~~W~~	12,318	~~W~~	143,244
Fixed liabilities		34,507		15,099		22,600		11,785		7,634		12,103		103,728
Floating liabilities		25,237		2,182		1,497		289		203		215		29,623
Interest rate swaps		9,890		—		—		—		—		—		9,890
Sensitivity gap		(993)		20,925		(9,822)		(1,549)		(1,920)		(2,015)		4,626
Cumulative gap		(993)		19,932		10,110		8,591		6,642		4,627
% of total assets		—		—		—		—		—		—

Foreign currency-denominated nontrading bank accounts(1)

	As of December 31, 2007
	0-3 Months	3-6 Months	6-12 Months	1-3 Years	Over 3 Years	Total
	(In millions of US$, except percentages)

Interest-earning assets	$13,598	$2,710	$1,240	$1,142	$2,335	$21,025
Interest-bearing Liabilities	13,675	3,693	1,273	1,132	2,821	22,594
Sensitivity gap	(77)	(983)	(34)	10	(486)	(1,570)
Cumulative gap	(77)	(1,060)	(1,094)	(1,084)	(1,570)
% of total assets	(0.4)%	(5.0)%	(5.2)%	(5.2)%	(7.5)%

Note:

(1)	Includes merchant banking accounts

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

The following tables show duration gaps and market values of Shinhan Bank’s Won-denominated interest-earning assets and interest-bearing liabilities in its not-trading accounts as of December 31, 2007 and changes in these market values when interest rate increases by one percentage point.

Duration as of December 31, 2007 (for nontrading Won-denominated bank accounts)

Duration as of
December 31, 2007(1)
(In months)

Interest-earning assets	8.4
Interest-bearing liabilities	9.9
Gap	(1.5)

Market Value as of December 31, 2007 (for nontrading Won-denominated bank accounts)

	Market Value as of December 31, 2007(1)
	Actual		1% Point Increase		Changes
	(In billions of Won)

Interest-earning assets	~~W~~	150,058	~~W~~	149,075	~~W~~	(983)
Interest-bearing liabilities		143,674		142,589		(1,085)
Gap		6,384		6,486		101

Note:

(1)	Includes Merchant Banking accounts and derivatives for the purpose of hedging.

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

The following tables illustrate by way of an example the simulated changes in Shinhan Bank’s annual net interest income for 2008 with respect to Won-denominated interest-earning assets and interest-bearing liabilities, using Shinhan Bank’s net interest income simulation model, when it assumes (a) the maturity structure and funding requirement of Shinhan Bank as of December 31, 2007 and (b) the same interest rates as of December 31, 2007 and a 1% point increase or decrease in the interest rates.

	Simulated Net Interest Income for 2008
	(For Nontrading Won-denominated Bank Accounts)(1)
							Change in Net			Change in Net
							Interest Income			Interest Income
	Assumed Interest Rates						Amount		% Change	Amount		% Change
			1% Point		1% Point		(1% Point		(1% Point	(1% Point		(1% Point
	No Change		Increase		Decrease		Increase)		Increase)	Decrease)		Decrease)
	(In billions of Won, except percentages)

Simulated interest income	~~W~~	9,640	~~W~~	10,588	~~W~~	8,692	~~W~~	948	9.8%	~~W~~	(948)	(9.8)%
Simulated interest expense		6,066		6,660		5,469		594	9.8		(597)	(9.8)
Net interest income		3,574		3,928		3,223		354	9.8		(351)	(9.8)

Note:

(1)	Includes merchant banking accounts.

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

Interest Rate VaRs for Nontrading Assets and Liabilities

Shinhan Bank measures VaRs for interest rate risk from nontrading activities on a monthly basis. The following table shows, as of and for the year ended December 31, 2007, the VaRs of interest rate mismatch risk for other assets and liabilities, which arises from mismatches in the re-pricing dates of Shinhan Bank’s nontrading interest-earning assets and interest-bearing liabilities including available-for-sale investment securities. Under the Financial Services Commission regulations, Shinhan Bank includes in calculation of these VaRs interest-earning assets and interest-bearing liabilities in its bank accounts and its merchant banking accounts.

	VaR for the Year 2007(1)
	Average		Minimum		Maximum		As of December 31
	(In billions of Won)

Interest rate mismatch — nontrading assets and liabilities	~~W~~	374	~~W~~	219	~~W~~	536	~~W~~	462

Note:

(1)	One-year VaR results with a 99% confidence level.

Equity Risk

Substantially all of our equity risk results from its equity portfolio of Korean companies. As of December 31, 2007, we held an aggregate amount of ~~W~~10.39 billion of equity shares in unlisted foreign companies.

The equity securities in Won held in Shinhan Bank’s investment portfolio consist of stocks listed on the Stock Market or the KOSDAQ Market of the Korea Exchange and certain non-listed stocks. Shinhan Bank measures VaRs for all of these equity securities but does not manage most of the related risk using VaR limits, as most of these securities are held for reasons other than normal investment purposes. As of December 31, 2007, Shinhan Bank held equity securities in an aggregate amount of ~~W~~4,825 billion in its nontrading accounts, including other equity securities in the amount of ~~W~~1,863 billion that it held, among other reasons, for management control purposes or as a result of debt-to-equity conversion as a part of reorganization proceedings of the companies to which it had extended loans.

As of December 31, 2007, Shinhan Bank held Won-denominated convertible and exchangeable bonds in the amount of ~~W~~0 billion and foreign currency convertible and exchangeable bonds in the amount of ~~W~~0 billion in its nontrading accounts. Shinhan Bank does not measure equity risk with respect to convertible and exchangeable bonds and the interest rate risk of these bonds are measured together with the other debt securities. As such, Shinhan Bank measures interest rate risk VaRs but not equity risk VaRs for these equity-linked securities.

The following table shows the VaRs of Shinhan Bank’s equity risk from nontrading activities for the year and as of December 31, 2007.

	VaR for the Year 2007(1)
	Average		Minimum		Maximum		As of December 31
	(In billions of Won)

Listed equities	~~W~~	417	~~W~~	197	~~W~~	584	~~W~~	554

Note:

(1)	Ten-day VaR results with a 99% confidence level.

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

Each subsidiary manages liquidity risk in accordance with the risk limits and guidelines established internally as well as those directed by the relevant regulatory authorities. Pursuant to principal regulations applicable to financial holding companies and banks as promulgated by the Financial Services Commission, we, at the holding company, are required to keep specific Won and foreign currency liquidity ratios. These ratios require us to keep the ratio of liquid assets to liquid liabilities above certain minimum levels.

Shinhan Bank manages its liquidity risk within the limits set on Won and foreign currency accounts in accordance with the regulations of the Financial Services Commission. The Financial Services Commission requires Korean banks to maintain a Won liquidity ratio of at least 100.0% and a foreign currency liquidity ratio of at least 85%. The Financial Services Commission defines the liquidity ratio as liquid assets (including marketable securities) due within three months divided by liabilities due within three months.

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

The following tables show Shinhan Bank’s liquidity status and limits for Won and foreign currency accounts (including derivatives) as of December 31, 2007 in accordance with the regulations of the Financial Services Commission.

Won-denominated accounts (including derivatives and merchant banking accounts)

	As of December 31, 2007
Won-denominated											Substandard
Accounts	0-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		or Below		Total
	(In billions of Won except percentage)

Assets:	~~W~~	65,844	~~W~~	23,892	~~W~~	40,584	~~W~~	28,096	~~W~~	39,785	~~W~~	1,031	~~W~~	199,232
Liabilities:		62,440		19,472		35,298		25,425		41,619		—		184,254
For three months or less:
Liquidity gap		3,404
Liquidity ratio		105.5%
Limit(1)		105%

Foreign currencies denominated accounts (including derivatives and merchant banking accounts)

	As of December 31, 2007
Foreign Currencies	7 Days or	7 Days-			6-12	Over 1	Substandard
Denominated Accounts:	Less	1 Months	3 Months	3-6 Months	Months	Year	or Below	Total
	(In millions of US$ except percentage)

Assets:	$8,650	$9,565	$13,348	$9,460	$9,915	$14,794	$39	$65,771
Liabilities	6,489	10,090	13,096	9,334	10,575	15,918	—	65,502
For three months or less:
Assets			31,564
Liabilities			29,675
Liquidity ratio			106.4%
Limit(1)			85%

Note:

(1)	The limit under the Banking Law and the regulations promulgated by the Financial Services Commission is 100%. Shinhan Bank maintains the 105% limit on a voluntary basis.

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

In addition to liquidity risk management under the normal market situations, we have contingent plans to effectively cope with possible liquidity crisis. Liquidity crisis arises when we would not be able to effectively manage the situations with our normal liquidity management measures due to, among other reasons, inability to access our normal sources of funds or epidemic withdrawals of deposits as a result of various external or internal factors, including a collapse in the financial markets or abrupt deterioration of our credit. We have contingency plans corresponding to different stages of liquidity crisis, “cautionary stage,” “near-crisis stage” and “crisis stage,” based on the following liquidity indices:

•	indices that reflect the market movements such as interest rates and stock prices;

•	indices that reflect financial market psychology such as the size of money market funds; and

•	indices that reflect our internal financial condition.

Operational Risk Management

Operational risk is difficult to quantify and subject to different definitions. The Basel Committee defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from other external events. Similarly, we define operational risk as the risks related to our overall management other than credit risk, market risk, interest rate risk and liquidity risk. These include risks arising from system failure, human error or non-adherence to policy and procedures, from fraud or inadequate internal controls and procedures, from environmental changes, resulting in financial and non-financial loss, including reputational loss. We monitor and assess operational risks related to our business operations, including administrative risk, information technology risk, managerial risk, legal risk and reputation risk, with a view to minimizing such losses.

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

As of May 15, 2008, Shinhan Bank has conducted seven risk control self-assessments on its departments as well as domestic and overseas branch offices, from which it collects systematized data on all of its branch offices, and uses the findings from such self-assessments to improve the procedures and processes for the relevant departments or branch offices. In addition, Shinhan Bank has accumulated risk-related data since 2003, improved the procedures for monitoring operational losses and is developing risk simulation models. In addition, Shinhan Bank selects and monitors, at the department level, approximately 200 key risk indicators.

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

In addition to these audits and compliance activities, the Audit Department designates operational risk management examiners to monitor the appropriateness of operational risk management frameworks and the functions and activities of the board of directors, relevant departments and business units, and conducts periodic checks on the operational risk and reports such findings. The Audit Department also reviews in advance proposed banking products or other business or service plans with a view to minimizing operational risk.

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

Upgrades and Integration of Risk Management

On December 28, 2007, Shinhan Bank obtained approval from the Financial Supervisory Service to use an internal market risk evaluation model, and on April 28, 2008, Shinhan Bank became the first commercial bank in Korea to obtain approval from the Financial Supervisory Service to use the foundation internal rating-based (“F-IRB”) method with respect to the Basel II credit risks related to loan portfolios of large companies, small and medium enterprises and retail outlets.

The approval to use the internal market risk evaluation model enables Shinhan Bank to gain a pricing advantage compared to other banks, as such model makes it easier for Shinhan Bank to manage its capital and meet the BIS equity ratio through a differentiated risk assessment based on the borrower’s credit rating.

Since 2003, in anticipation of the Basel II requirements, Shinhan Bank has taken measures to improve its risk management system, including the design and operation of its credit evaluation model, quantitative modeling of risk factors and testing the adequacy of such factors, and management and monitoring of credit risks, to a level consistent with international practice. Consistent with this approach, since 2005, Shinhan Bank has been reflecting the cost of credit based on expected loss in the computation of its pre-tax profits and also adopted the Risk Adjusted Return on Capital (“RAROC”) system to evaluate risk adjustments, and in 2008, Shinhan Bank expects to give further weight to the use of the RAROC evaluation system in determining the lending rates and the risk-adjusted profitability of such loans.

Shinhan Bank aims to apply the Basel II standards and principles more systematically in its systems governing the lending process, price determination, portfolio and risk management, allocation of capital, performance evaluations and incentive determinations. In particular, Shinhan Bank aims to further develop portfolio management techniques to optimize the investment of its own capital in light of the differentiated determination of regulatory capital based on the level of risk under Basel II.

SUPERVISION AND REGULATION

Principal Regulations Applicable To Financial Holding Companies

General

The Korean financial holding companies and their subsidiaries are regulated by the Financial Holding Companies Act (last amended on May 31, 2005 Law No. 7529). In addition, Korean financial holding companies and their subsidiaries are subject to the regulations and supervision of the Financial Services Commission and the Financial Supervisory Service.

The Financial Services Commission, established on April 1, 1998 and renamed as such as of February 29, 2008 from the Financial Supervisory Commission, exerts direct control over financial holding companies pursuant to the Financial Holding Companies Act, including approval for the establishment of financial holding companies, issuing regulations on capital adequacy of financial holding companies and their subsidiaries, and drafting regulations relating to the supervision of financial holding companies.

The Financial Supervisory Service was established on January 2, 1999, as a unified body of the former Banking Supervisory Authority (the successor to the Office of Bank Supervision, the Securities Supervisory Board, the Insurance Supervisory Board and the Credit Management Fund). The Financial Supervisory Service is subject to the instructions and directives of the Financial Services Commission and carries out supervision and examination of financial holding companies and their subsidiaries. In particular, the Financial Supervisory Service sets requirements regarding financial holding companies’ liquidity and for capital adequacy and establishes reporting requirements within the authority delegated under the Financial Services Commission regulations, pursuant to which financial holding companies are required to submit quarterly reports on business performance, financial status and other matters prescribed in the Presidential Decree of the Financial Holding Companies Act.

Under the Financial Holding Companies Act, the establishment of a financial holding company must be approved by the Financial Services Commission. A financial holding company is required to be mainly engaged in controlling its subsidiaries by holding the shares or equities of the subsidiaries in the amount of not less than 50% of aggregate amount of such financial holding company’s assets based on the latest balance sheet. A financial holding company is prohibited from engaging in any profit-making businesses other than controlling the management of its subsidiaries and certain ancillary businesses as prescribed in the Presidential Decree of the Financial Holding Companies Act which include the following businesses:

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

The Financial Holding Companies Act requires every financial holding company (other than any financial holding company that is controlled by any other financial holding company) or its subsidiaries to obtain the prior approval from the Financial Services Commission before acquiring control of another company or to file with the Financial Services Commission a report within thirty (30) days after acquiring such control. Permission to liquidate or to merge with any other company must be obtained in advance from the Financial Services Commission. A financial holding company must report to the Financial Services Commission regarding certain events including:

•	when there is a change of its officers;

•	when there is a change of its largest shareholder;

•	when there is a change of major shareholders of a bank holding company;

•	when the shareholding of the controlling shareholder (which means, the largest shareholder or a principal shareholder as prescribed under the Financial Holding Companies Act) or a person who is in a special relationship with such controlling shareholder (as defined under the Presidential Decree of the Financial Holding Companies Act) changes by 1% or more of the total issued and outstanding voting shares of the financial holding company;

•	when there is a cause for dissolution; and

•	when it or its subsidiary ceases to control any of its respective direct and indirect subsidiaries by disposing of the shares of such direct and indirect subsidiaries.

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

Until December 31, 2006, all financial holding companies were required to meet the minimum Requisite Capital Ratio of 100%, as regulated by the Financial Services Commission.

“Requisite Capital Ratio” means the ratio of (1) “Net Total Equity Capital,” as defined below, to (2) “Requisite Capital,” as defined below.

1. “Net Total Equity Capital” means:

(a) the sum of:

(i) in the case of a financial institution subsidiary (except for a financial holding company’s indirect subsidiary which is consolidated into a direct subsidiary of a financial holding company), that is subject to minimum capital requirements under the Financial Services Commission regulations, the actual equity capital maintained by such financial institution (e.g., in the case of commercial banks and merchant banks, total Tier I and Tier II capital actually maintained by a bank or a merchant bank); and

(ii) in the case of a financial holding company or a financial institution subsidiary (except for a financial holding company’s indirect subsidiary which is consolidated into a direct subsidiary of a financial holding company), that is not subject to minimum capital requirements under the Financial Services Commission regulations, the total stockholders’ equity as recorded on its balance sheet less (x) intangible assets and (y) deferred tax assets, if any.

(b) less the sum of:

(i) the book value of investments between a financial holding company and its direct and indirect subsidiaries, if any; and

(ii) the book value of investments among direct and indirect subsidiaries, if any.

2. “Requisite Capital” means the sum of:

(a) in the case of a financial institution subsidiary (except for a financial holding company’s indirect subsidiary which is consolidated into a direct subsidiary of a financial holding company), that is subject to minimum capital requirements under the Financial Services Commission regulations, the minimum equity capital amount necessary to meet such requirements (e.g., in the case of commercial banks and merchant banks, the amount of Total Tier I and Tier II capital necessary to meet the 8% minimum capital adequacy ratio requirement);

(b) in the case of a financial institution subsidiary (except for a financial holding company’s indirect subsidiary which is consolidated into a direct subsidiary of a financial holding company), that is not subject to minimum capital requirements under the Financial Services Commission regulations, 8% of its total assets on its balance sheet (including off-balance sheet assets, if any); and

(c) in the case of a financial holding company, 8% of its total assets on its balance sheet (including off-balance sheet assets, if any, but excluding the book value of investments in and financial supports to its direct and indirect subsidiaries, if any).

From January 1, 2007, a bank holding company, which is a financial holding company controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%. “Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlements standards. “Equity capital,” as applicable to bank holding companies, is defined as the sum of Tier I capital, Tier II capital and Tier III Capital less any deductible items, each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

Liquidity

All financial holding companies are required to match the maturities of their assets to those of liabilities in accordance with the Financial Holding Companies Act in order to ensure liquidity. Financial holding companies are required to submit quarterly reports regarding their liquidity to the Financial Supervisory Service and must:

•	maintain a Won liquidity ratio (defined as Won assets due within three months, including marketable securities, divided by Won liabilities due within three months) of not less than 100%;

•	maintain a foreign currency liquidity ratio (defined as foreign currency liquid assets due within three months divided by foreign currency liabilities due within three months) of not less than 80% except for financial holding companies with a foreign currency liability to total assets ratio of less than 1%;

•	maintain a ratio of foreign currency liquid assets due within seven days less foreign currency liabilities due within seven days divided by total foreign currency assets of not less than 0%, except for financial holding companies with a foreign currency liability to total assets ratio of less than 1%; and

•	maintain a ratio of foreign currency liquid assets due within a month less foreign currency liabilities due within a month divided by total foreign currency assets of not less than negative 10% except for financial holding companies with a foreign currency liability to total assets ratio of less than 1%.

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

(iii) in case of a merchant bank, the capital amount as defined in Article 2, item 3 of the Merchant Banking Act; and

(iv) in case of a securities company, the total asset amount less the total liability amount in the balance sheet as of the end of the most recent fiscal year and adjusted as determined by the Financial Services Commission, such as the amount of increase or decrease in paid-in capital after the end of the most recent fiscal year;

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

In addition, the total sum of the Bank Holding Company Total Credit extended to all of a financial holding company’s Major Shareholder must not exceed 25% of the Net Total Equity Capital. Furthermore, the financial holding company and its direct and indirect subsidiaries that intend to extend the Bank Holding Company Total Credit to the financial holding company’s Major Shareholder not less than the lesser of (i) the amount equivalent to 0.1% of the Net Total Equity Capital or (ii) ~~W~~5 billion, with respect to a single transaction, must obtain prior unanimous board resolutions and then immediately after the completion of the transaction, must file a report with the Financial Services Commission and publicly disclose the filing of such report (e.g., via the Internet).

Restrictions on Transactions Among Direct and Indirect Subsidiaries and Financial Holding Company

Generally, a direct or indirect subsidiary of a financial holding company may not extend credit to the financial holding company which directly or indirectly controls such subsidiary. In addition, a direct and indirect subsidiary of a financial holding company may not extend credit to any other single direct or indirect subsidiary of the financial holding company in excess of 10% of its shareholders’ equity and to any other direct and indirect subsidiaries of the financial holding company in excess of 20% of its shareholders’ equity in the aggregate. The direct or indirect subsidiaries of a financial holding company must obtain an appropriate level of collateral for the credits extended to the other direct and indirect subsidiaries unless otherwise approved by the Financial Services Commission. The appropriate level of collateral for each type of such collateral is as follows:

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

Subject to certain exceptions, a direct or indirect subsidiary of a financial holding company is prohibited from owning the shares of any other direct or indirect subsidiaries (other than those directly controlled by the direct and indirect subsidiaries in question) in common control by the financial holding company. In April 2005, the Ministry of Strategy and Finance announced that it will allow a direct or indirect subsidiary of a financial holding company to invest as a limited partner in a private equity fund that is a direct or indirect subsidiary of the same financial holding company, and the Presidential Decree of the Financial Holding Companies Act was amended in May 2005 accordingly. Before the amendment, under the Financial Holding Companies Act, a direct or indirect subsidiary of a financial holding company was prohibited from acquiring the shares of another subsidiary of the same financial holding company. A direct or indirect subsidiary of a financial holding company is also generally prohibited from owning the shares of the financial holding company controlling the direct or indirect subsidiary in question. The transfer of certain assets subject to or below the precautionary criteria between the financial holding company and its direct or indirect subsidiary or between the direct and indirect subsidiaries of a financial holding company is prohibited except for (i) the transfer to an asset-backed securitization company (an SPV), or the entrustment with a trust company, under the Asset-Backed Securitization Act, (ii) the transfer to a mortgage-backed securitization company under the Mortgage-Backed Securitization Company Act, ii) the transfer or in-kind contribution to a corporate restructuring vehicle under the Corporate Restructuring Investment Company Act or (iv) the acquisition by a corporate restructuring company under the Industrial Development Act.

Disclosure of Management Performance

For the purpose of protecting the depositors and investors in the subsidiaries of the financial holding companies, the Financial Services Commission requires financial holding companies to disclose certain material matters including (i) financial condition and profit and loss of the financial holding company and its direct and indirect subsidiaries, (ii) how capital was raised by the financial holding company and its direct and indirect subsidiaries and how such capital was used, (iii) any sanctions levied on the financial holding company and its direct and indirect subsidiaries under the Financial Holding Companies Act or any corrective measures or sanctions under the Law on Improvement of Structure of Financial Industry or (iv) occurrence of any non-performing assets or financial incident which may have a material adverse effect.

Restrictions on Shareholdings in Other Companies

Subject to certain exceptions, a bank holding company may not own more than 5% of the total issued and outstanding shares of another company (other than its direct and indirect subsidiaries). If the financial holding company owns shares of another company (other than its direct and indirect subsidiaries) which is not a finance-related company, the financial holding company is required to exercise its voting rights in the same manner and same proportion as the other shareholders of the company exercise their voting rights in favor of or against any resolutions under consideration at the shareholders’ meeting of the company.

Generally, a financial holding company is not allowed to own its subsidiary’s outstanding shares in excess of its net assets (total assets minus total liabilities), except, among other reasons, (i) where the financial holding company invests in its subsidiary up to 130% of its net assets (total assets minus total liabilities) for the purpose of the improvement of the financial condition of a subsidiary which is classified as an unsound financial institution under the Law on the Improvement of Structure of Financial Industry or as an unsound or potentially unsound financial institution under the Depositor Protection Act, (ii) where the financial holding company invests in an indirect subsidiary or a company controlled by the indirect subsidiaries up to 130% of its net assets (total assets minus total liabilities) in order to make the company as a subsidiary of the financial holding company, (iii) where the financial holding company has already been holding the outstanding shares of its subsidiary not more than 130% of its net assets (total assets minus total liabilities) at the time when it becomes a financial holding company, (iv) where in order to make its subsidiary as a 100% owned subsidiary or a special purpose vehicle under the Asset Backed Securitization Act as its subsidiary, the financial holding company invests in such company up to 130% of its net assets, (v) where as the amount of investments in the subsidiaries increases, the financial holding company’s net assets increase so that the ratio of the total amount of investments in subsidiaries divided by the financial holding company’s net assets do not increase, or (vi) where the total investment amount in its subsidiaries exceeds its net assets due to (a) a reduction of the financial holding company’s net assets, (b) a spin-off, merger or transfer of its whole business of a financial holding company, (c) a spin-off, merger or transfer of their whole business of its direct or indirect subsidiaries, or (d) a foreclosure of collateral or strict foreclosure (including, for example, receiving shares in a subsidiary in lieu of its original claim). The financial holding company, however, must dispose of the ownership of excess shares within two years in case of (i) through (v) and within six months in case of (vi), unless such time period is otherwise extended by the Financial Services Commission.

Restrictions on Shareholdings by Direct and Indirect Subsidiaries

Generally, a direct subsidiary of a financial holding company is prohibited from controlling any other company; provided that a direct subsidiary of a financial holding company may control (as an indirect subsidiary of the financial holding company): (i) subsidiaries in foreign jurisdiction which are engaged in a financial business, (ii) certain financial institutions which are engaged in the business that the direct subsidiary may conduct without any licenses or permits, (iii) certain financial institutions whose business is related to the business of the direct subsidiary as prescribed under the Presidential Decree of the Financial Holding Companies Act (e.g., the companies which a bank subsidiary may control are limited to credit information companies, credit card companies, trust business companies, securities investment management companies, investment advisory companies, futures business companies, and asset management companies), (iv) certain financial institutions whose business is related to financial business as prescribed by the regulations of the Ministry of Strategy and Finance, (v) certain companies which are not financial institutions but whose business is related to the financial business of the financial holding company as prescribed by the Presidential Decree of the Financial Holding Companies Act (e.g. finance-related research company, finance-related IT company, etc.) and (vi) private equity funds established in accordance with the Indirect Investment Asset Management Business Act. Acquisition by the direct subsidiaries of such indirect subsidiaries requires prior permission from the Financial Services Commission or report to be submitted to the Financial Services Commission, depending on the types of the indirect subsidiaries and the amount of total assets of the indirect subsidiaries.

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

In April 2005, the Ministry of Strategy and Finance announced that it will allow a subsidiary of a financial holding company to invest in a special purpose company as its largest shareholder for purposes of making investments under the Act on Private Investment in Social Infrastructure without being deemed as controlling such special purpose company. Accordingly, the Presidential Decree of the Financial Holding Companies Act was amended in May 2005 and such special purpose company is not considered as a subsidiary of the financial holding company under the Financial Holding Companies Act.

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

Restrictions on Transactions between a Financial Holding Company and its Major Shareholder

A financial holding company which controls banks and its direct and indirect subsidiaries is prohibited from acquiring (including acquisition by a trust account of its subsidiary bank) shares issued by such financial holding company’s Major Shareholder in excess of 1% of the Net Total Equity Capital as used in the calculation of financial exposure to Major Shareholder. In addition, the financial holding company and its direct and indirect subsidiaries which intend to acquire shares issued by such Major Shareholder not less than the lesser of (i) the amount equivalent to 0.1% of the Equity Capital or (ii) ~~W~~5 billion, with respect to a single transaction, must obtain prior unanimous board resolutions and then, immediately after the acquisition, must file a report with the Financial Services Commission and publicly disclose the filing of such report (e.g., via the Internet).

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

However, “non-financial business group companies” (as defined below) may not acquire beneficial ownership of shares of a financial holding company which controls national banks in excess of 4% of such financial holding company’s outstanding voting shares, provided that such non-financial business group companies may acquire beneficial ownership of up to 10% of such financial holding company’s outstanding voting shares with the approval of the Financial Services Commission under the condition that such non-financial business group companies will not exercise voting rights in respect of such shares in excess of the 4% limit. In addition, any person (whether a Korean national or a foreigner), with the exception of non-financial business group companies described above, may also acquire in excess of 10% of total voting shares issued and outstanding of a financial holding company which controls national bank, provided that an approval from the Financial Services Commission is obtained in instances where the total holding exceeds 10% (or 15% in the case of a financial holding company controlling regional banks only), 25% or 33% of the total voting shares issued and outstanding of such financial holding company which controls national banks. Also, in the event a person (whether a Korean national or a foreigner, but excluding persons prescribed under the Presidential Decree to the Financial Holding Companies Act) (i) acquires in excess of 4% of the total voting shares issued and outstanding of any financial holding company (other than a financial holding company controlling regional banks only), (ii) becomes the largest shareholder of such financial holding company in which such person acquired in excess of 4% of the total voting shares issued and outstanding, or (iii) has its shareholding in such financial holding company, in which it had acquired in excess of 4% of the total voting shares issued and outstanding shares, changed by not less than 1% of the total voting share issued and outstanding of such financial holding company, a report as prescribed by the Presidential Decree to the Financial Holding Companies Act shall be filed with the Financial Services Commission.

“Non-financial business group companies” are defined under the Financial Holding Companies Act as the companies, which include:

(i) any same shareholder group with aggregate net assets of all non-financial business companies belonging to such group of not less than 25% of the aggregate net assets of all members of such group;

(ii) any same shareholder group with aggregate assets of all non-financial business companies belonging to such group of not less than ~~W~~2 trillion; or

(iii) any mutual fund in which a same shareholder group identified in (1) or (2) above holds more than 4% of the total shares issued and outstanding of such mutual fund.

Financial Investment Services and Capital Market Act

General

On July 3, 2007, the National Assembly of Korea passed the Financial Investment Services and Capital Market Act (the “FCA”), a new law consolidating six laws regulating capital markets. The FCA will become effective from February 2009. Prior to the effective date, certain procedural matters will be initiated from July 2008, as discussed further below. In addition, specific details regarding the implementation of the FCA will be set forth in the related presidential decree and regulations to be prepared by the Ministry of Finance and Economy, which are scheduled to be finalized prior to July 2008. The following is a summary of the major changes introduced under the FCA.

Consolidation of Capital Markets-Related Laws

Currently, separate laws regulate various types of financial institutions depending on the type of the financial institution (for example, securities companies, futures companies, trust business companies and asset management companies) and subject financial institutions to different licensing and ongoing regulatory requirements (for example, under the Securities and Exchange Act, the Futures Business Act and the Indirect Investment Asset Management Business Act). By applying one uniform set of rules to the same financial business having the same economic function, the FCA attempts to improve and address issues caused by the current regulatory system under which the same economic function relating to capital markets-related business are governed by multiple regulations. To this end, the FCA categorizes capital markets-related business into six different functions, as follows:

•	dealing (trading and underwriting of “financial investment products” (as defined below));

•	brokerage (brokerage of financial investment products);

•	collective investment (establishment of collective investment schemes and the management thereof);

•	investment advice;

•	discretionary investment management; and

•	trusts (together with the five business set forth above, the “Financial Investment Businesses”).

Accordingly, all current financial business relating to financial investment products will be reclassified as one or more of the Financial Investment Businesses described above, and financial institutions will be subject to the regulations applicable to their relevant Financial Investment Businesses, irrespective of the type of the financial institution it is. For example, under the FCA, derivative businesses conducted by securities companies and future companies will be subject to the same regulations under the FCA, at least in principle.

The banking business and insurance business are not subject to the FCA and will continue to be regulated under separate laws.

Comprehensive Definition of Financial Investment Products

In an effort to encompass the various types of securities and derivative products available in the capital markets, the FCA sets forth a comprehensive term “financial investment products,” defined to mean all financial products with a risk of loss in the invested amount (on contract to “deposits,” which are financial products for which the invested amount is protected or preserved). Financial investment products are classified into two major categories: (i) “securities” (relating to financial investment products where the risk of loss is limited to the invested amount) and (ii) “derivatives” (relating to financial investment products where the risk of loss may exceed the invested amount). As a result of the general and open-ended manner in which financial investment products are defined, any future financial product could potentially fall under the definition of financial investment products, which would enable Financial Investment Companies (as defined below) to handle a broader range of financial products. Under the FCA, securities companies, asset management companies, future companies and other entities engaging in any Financial Investment Business are classified as “Financial Investment Companies.”

New License System and the Conversion of Existing Licenses

Financial Investment Companies will be able to choose what Financial Investment Business to engage in (through the “check the box” method set forth in the relevant license application), by specifying the desired (i) Financial Investment Business, (ii) financial investment product and (iii) target customers to which financial investment products may be sold or dealt to (i.e., general investors or professional investors). Licenses will be issued under the specific business sub-categories described in the foregoing sentence. For example, it would be possible for a Financial Investment Company to obtain a license to engage in the Financial Investment Business of (i) dealing (ii) over the counter derivatives products (iii) only with sophisticated investors.

Financial institution currently engaging in business activities constituting a Financial Investment Business will have to take certain steps, such as renewal of their license or registration, in order to continue engaging in July 2008, subject to extension as further described in the FCA. Financial institutions that are not licensed Financial Investment Companies will not be permitted to engage in any Financial Investment Business, subject to the following exceptions: (i) banks and insurance companies will be permitted to engage in certain categories of Financial Investment Business; and (ii) other financial institutions that engaged in any Financial Investment Business prior to the effective date of the FCA (whether in the form of a concurrent business or an incidental business) will be permitted to continue such Financial Investment Business for a period not exceeding six months commencing on the effective date of the FCA.

Expanded Business Scope of Financial Investment Companies

Under the current regulatory regime in Korea, it is difficult for a financial institution to explore a new line of business or expand upon its existing line of business. For example, a financial institution licensed as a securities company generally may not engage in the asset management business. In contrast, under the FCA, pursuant to the integration of its current business involving financial investment products into a single Financial Investment Business, a licensed Financial Investment Company will be permitted to engage in all types of Financial Investment Businesses, subject to satisfying relevant regulations for example, maintaining an adequate “Chinese Wall,” to the extent required. As to incidental businesses (i.e., a financial related business which is not a Financial Investment Business), the FCA generally allows a Financial Investment Company to freely engage in such incidental businesses by shifting away from the current positive-list system towards a more comprehensive system. In addition, a Financial Investment Company will be permitted to outsource marketing activities by contracting “introducing brokers” that are individuals but not employees of the Financial Investment Company. It is expected that Financial Investment Companies will be permitted (i) to engage in foreign exchange business related to their Financial

Investment Business and (ii) to participate in the settlement network, pursuant to an agreement among the settlement network participants.

Improvement in Investor Protecting Mechanism

While the FCA widens the scope of financial businesses in which financial institutions are permitted to engage, a more rigorous investor-protection mechanism will be imposed upon Financial Investment Companies dealing in financial investment products. The FCA distinguishes general investors form sophisticated investors and provides new or enhanced protections to general investors. For instance, the FCA expressly provides for strict know-your-customer rules for general investors and imposes an obligation that Financial Investment Companies should market financial investment products suitable to each general investor, using written explanatory materials. Under the FCA, a Financial Investment Company can be held liable if a general investor proves (i) damage or losses relating to such general investor’s investment in financial investment products solicited by such Financial Investment Company and (ii) the absence of the requisite written explanatory materials (without having to prove fault or causation). In case there are any conflicts of interest between the Financial Investment Companies and investors, the FCA expressly requires (i) disclosure of any conflict of interest to investors and (ii) mitigation of conflicts of interest to a comfortable level or abstention from the relevant transaction.

Other Regulatory Changes Related to Securities and Investments

The FCA aims to change various securities regulations including those relating to public disclosure, insider trading and proxy contests, which are currently governed by the Securities and Exchange Act. For example, the 5% and 10% reporting obligations under the Securities and Exchange Act will become more stringent under the FCA. For example, the number of events requiring an investor to update its 5% report will be increased under the FCA. Currently, only a change in the shareholding of 1% or more or in the purpose of shareholding (such as an intention to influence management) can trigger the obligation to update the 5% report. The government is expected to issue detailed regulations stipulating additional events requiring updates to 5% reports. The Financial Services Commission will be also granted the authority to order suspension or prohibition of trades. As for the 10% report filing obligation, the initial filing is expected to be required to be made within five business days of the date of the event triggering the 10% reporting obligation, compared to 10 calendar days under the current law. The due date for reporting a subsequent change after the initial 10% report filing is also expected to be reduced from the 10th day of the first month immediately following the month in which such change took place to five business days of the date of such change. Under the current law, there are limitation on the type of investment vehicles that can be used in a collective investment scheme (namely, to trusts and corporations), the type of funds that can be used for investment, and the types of assets and investment securities a fund can invest in. However, the FCA will significantly liberalize these restrictions, permitting all legal entities, including limited liability companies or partnerships, to be used for the purpose of collective investments, allowing the formation of fund complexes and permitting investment funds to invest in a wide variety of different assets and investment instruments.

Principal Regulations Applicable to Banks

General

The banking system in Korea is governed by the Banking Act of 1950, as amended (the “Banking Act”) and the Bank of Korea Act of 1950, as amended (the “Bank of Korea Act”). In addition, Korean banks are subject to the regulations and supervision of the Bank of Korea, the Bank of Korea’s Monetary Policy Committee, the Financial Services Commission and its executive body, the Financial Supervisory Service.

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

Under the Bank of Korea Act, the Monetary Policy Committee’s primary responsibilities are to formulate monetary and credit policies and to determine the operations, management and administration of the Bank of Korea. The Financial Services Commission, established on April 1, 1998, exerts direct control over commercial banks pursuant to the Banking Act, including establishing guidelines on capital adequacy of commercial banks, and prepares regulations relating to supervision of banks. Furthermore, pursuant to the Amendment to the Government Organization Act and the Banking Act on May 24, 1999, the Financial Services Commission, instead of the Ministry of Strategy and Finance, now regulates market entry into the banking business.

The Financial Supervisory Service is subject to the instructions and directives of the Financial Services Commission and carries out supervision and examination of commercial banks. In particular, the Financial Supervisory Service sets requirements both for prudent control of liquidity and for capital adequacy and establishes reporting requirements within the authority delegated to it under the Financial Services Commission regulations, pursuant to which banks are required to submit annual reports on financial performance and shareholdings, regular reports on management strategy and non-performing loans, including write-offs, and management of problem companies and plans for the settlement of bad loans.

Under the Banking Act, permission to commence a commercial banking business or a long-term financing business must be obtained from the Financial Services Commission. Commercial banking business is defined as the lending of funds acquired predominantly from the acceptance of deposits for a period not exceeding one year or subject to the limitation established by the Financial Services Commission, for a period between one year and three years. Long-term financing business is defined as the lending, for periods in excess of one year, of funds acquired predominantly from paid-in capital, reserves or other retained earnings, the acceptance of deposits with maturities of at least one year, or the issuance of bonds or other securities. A bank wishing to enter any business other than commercial banking and long-term financing businesses, such as the trust business, must obtain permission from the Financial Services Commission. Permission to merge with any other banking institution, to liquidate, to close a banking business or to transfer all or a part of a business must also be obtained from the Financial Services Commission.

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

Capital Adequacy

The Banking Act requires nationwide banks to maintain a minimum paid-in capital of ~~W~~100 billion and regional banks to maintain a minimum paid-in capital of ~~W~~25 billion.

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

Under the Banking Act, the capital of a bank is divided into two categories pursuant to Bank for International Settlements (“BIS”) standards, which were originally envisaged by the Basel Committee. Tier I capital (core capital) consists of stockholders’ equity, capital surplus, retained earnings, equity representing new types of equity securities deemed to be functionally equivalent to capital which are designated by the Financial Services Commission and undistributed stock dividends. Tier II capital (supplementary capital) consists of revaluation reserves, gain on valuation of investment in securities, allowance for bad debts set aside for loans classified as “normal’’ or “precautionary’’, perpetual subordinated debt, cumulative preferred shares, redeemable preferred shares (with a right to redeem after the fifth anniversary of the date of issuance) and certain other subordinated debt.

All banks must meet standards regarding minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with the Financial Services Commission requirements that have been formulated based on BIS Standards. These standards were adopted by the Monetary Board and the Office of Bank Supervision (the predecessor of the Financial Supervisory Service) and became effective in 1993. Under these regulations, all domestic banks and foreign bank branches were required to satisfy at least 8% as of the end of 1995, and thereafter, in accordance with the standards regarding minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets.

The Financial Services Commission amended the Regulation on the Supervision of the Banking Business in November 2002 to include a more conservative risk-weighting system on certain newly extended mortgage and home equity loans. As a result, for mortgage and home equity loans extended after November 13, 2002, Korean banks are required to calculate a risk-weight of 60% on certain mortgage and home equity loans if either of the following two conditions are satisfied, and a risk-weight of 70% if both of the following two conditions are satisfied: (1) if the mortgage and home equity loans are overdue for at least 30 consecutive days as of the date of calculating the bank’s BIS capital adequacy ratio, or the total number of overdue days for the past one year from the date of calculating the bank’s BIS capital adequacy ratio is at least 30 days; and (2) the borrower’s debt ratio (i.e., total borrowed amount, including the borrowed amount provided by other financial institutions, of the borrower against the borrower’s annual income) exceeds 250%. For all other home mortgages, a 50% risk-weight is applicable.

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

In Korea, Basel II, the new convention entered into by the Basel committee in June 2004 for the purpose of improving risk management and increasing capital adequacy of banks, was implemented in January 2008. Pursuant to Basel II, operational risk, such as inadequate procedure, loss risk by employees, internal system, occurrence of unexpected event, as well as credit risk and market risk, should be taken into account in calculating the risk-weighted assets. However, as the current capital adequacy ratio of 8% for banks would be maintained, it would become more onerous for banks to satisfy the minimum capital requirements. Under Basel II, the capital requirements for credit risk can be calculated by the internal rating based (IRB) approach or the standardized approach. Out of eighteen 18 domestic banks in Korea, two banks have obtained regulatory approval for the use of the IRB approach whereas the other 16 banks are using the standardized approach, although some of them are currently in the process of obtaining regulatory approval for the use of IRB in 2009.

Under the standardized approach, home mortgage loans fully secured by the residential property, that are or will be occupied by the borrower, are risk-weighted at 35%.

Under the Regulation on the Supervision of the Banking Business, banks generally must maintain allowances for credit losses in respect of their outstanding loans and other credits (including confirmed guarantees and acceptances and trust account loans) in an aggregate amount covering not less than:

•	0.85% of normal credits (or 0.9% in the case of normal credits comprising loans to certain industries including construction, retail and wholesale sales, accommodations, restaurant, real estate and lease, and 1.0% in the case of normal credits comprising loans to individuals and households and 1.5% in the case of normal credits comprising outstanding credit card receivables and card loans);

•	7% of precautionary credits (or 10% in the case of precautionary credits comprising loans to individuals and households, and 15% in the case of precautionary credits comprising outstanding credit card receivables and card loans);

•	20% of substandard credits;

•	50% of doubtful credits (or 55% in the case of doubtful credits comprising loans to individuals and households, and 60% in the case of doubtful credits comprising outstanding credit card receivables and card loans); and

•	100% of estimated loss credits.

Furthermore, under an amendment in 2006 to the Regulation on the Supervision of the Banking Business, banks must maintain allowances for credit losses in respect of their confirmed guarantees (including confirmed acceptances) and outstanding non-used credit lines as of the settlement date in an aggregate amount calculated at the same rates applicable to normal, precautionary, substandard and doubtful credits comprising their outstanding loans and other credits as set forth above.

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

In 1999, the Financial Services Commission adopted a new requirement to ascertain a bank’s liquidity. Starting from January 1, 1999, the Financial Services Commission requires each Korean bank to maintain a Won liquidity ratio (defined as Won assets due within three months, including marketable securities, divided by Won liabilities due within three months) of not less than 100% and to make monthly reports to the Financial Supervisory Service. The Financial Services Commission also requires each Korean bank to (1) maintain a foreign-currency liquidity ratio due within three months (defined as foreign-currency liquid assets due within three months divided by foreign-currency liabilities due within three months) of not less than 85%, (2) maintain a ratio of foreign-currency liquid assets due within seven days (defined as foreign-currency liquid assets due within seven days less foreign-currency liabilities due within seven days, divided by total foreign-currency assets) of not less than 0% and (3) maintain a ratio of foreign-currency liquid assets due within a month (defined as foreign-currency liquid assets due within a month less foreign currency liabilities due within a month, divided by total foreign-currency assets) of not less than negative 10%. The Financial Services Commission also requires each Korean bank to submit monthly reports with respect to maintenance of these ratios.

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

Pursuant to an amendment to the Banking Act, which became effective on July 28, 2002, the restrictions on extending credits to a major shareholder have been amended. The definition of a “major shareholder” is as follows:

•	a shareholder holding (together with persons who have a special relationship with such shareholder as defined in the Presidential Decree of the Banking Act) in excess of 10% (or in the case of regional banks, 15%) in the aggregate of the bank’s total issued and outstanding voting shares; or

•	a shareholder holding (together with persons who have a special relationship with such shareholder as defined in the Presidential Decree of the Banking Act) more than 4% in the aggregate of the bank’s (excluding regional banks) total issued and outstanding voting shares, where such shareholder is the largest shareholder or is able to actually control the major business affairs of the bank, for example, through appointment and dismissal of the chief executive officer or of the majority of the executives.

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

Interest Rates

Korean banks remain dependent on the acceptance of deposits as their primary source of funds. Currently, there are no legal controls on interest rates on bank loans in Korea except for the cap of 49% on the default interest rate under the Act on Lending Business. Historically, interest rates on deposits and lending rates were regulated by the Monetary Board of the Bank of Korea. Under the government’s Financial Reform Plan issued in May 1993, controls on deposit interest rates in Korea have been gradually reduced. In February 2004, the Korean government removed restrictions on all interest rates, except for the prohibition on interest payments on current account deposits. Deregulation of interest rates on deposits has increased competition for deposits based on interest rates offered and therefore may increase our banking operation’s interest expense.

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

Disclosure of Management Performance

For the purpose of enforcing mandatory disclosure of management performance so that the general public, especially depositors and stockholders, will be in a better position to monitor banks, the Financial Services Commission requires commercial banks to disclose certain matters as follows:

•	loans bearing no profit made to a single business group in an amount exceeding 10% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month (where the loan exposure to such borrower is calculated as the sum of substandard credits, doubtful credits and estimated loss credits) except where the loan exposure to a single business group is not more than ~~W~~4 billion;

•	occurrence of any financial event involving embezzlement, malfeasance or misappropriation of funds the amount of which exceeds 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions), unless the bank has lost or expects to lose not more than ~~W~~1 billion as a result thereof, or the Governor of the Financial Supervisory Service has made a public announcement regarding such an occurrence;

•	any loss due to court judgments or similar decisions in civil proceedings in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month except where the loss is not more than ~~W~~1 billion;

•	any event which can cause a material change in the financial status, such as resolutions for a capital increase or reduction, issuance of convertible bonds, bonds with warrants, exchangeable bonds, or depositary receipts or cancellation of shares with profit;

•	any event which can cause a material change in a bank’s management, such as knowledge of a proposal or confirmation of a litigation that can have a material effect on the management of the bank such as litigation regarding the effectiveness of securities issuance or amendments of rights thereunder, appointment or dismissal of an officer, or a change in bank’s largest shareholder, major shareholder, affiliate company, or a resolution for change of business objective;

•	any event which can cause a material change in the bank’s property, such as a natural disaster which causes damages in an amount exceeding 5% (or 2.5% in the case of a “Large Listed Company,” which refers to a company that has total assets as of the end of the most recent fiscal year of ~~W~~2 trillion or more) or more of its total assets as of the end of the most recent fiscal year;

•	any event which can cause a material change in the bank’s investment, such as investment in other companies in an amount exceeding 5% (or 2.5% in the case of a Large Listed Company) or more of the bank’s Tier I and Tier II capital;

•	any event which can cause a material change in the bank’s profit or loss, such as special profit or special loss of 10% (or 5% in the case of a Large Listed Company) or more of the bank’s Tier I and Tier II capital; and

•	any other events which can have material effects on the bank’s operation, including, among others, payment of cash dividend, acquisition or disposal of treasury shares, or distribution of stock option.

Restrictions on Lending

According to the Banking Act, commercial banks are prohibited from making any of the following categories of loans:

•	loans made for the purpose of speculation in commodities or securities;

•	loans made directly or indirectly on the pledge of a bank’s own shares, or on the pledge of shares in excess of 20% of the issued and outstanding shares of any other corporation (subject to certain exceptions with respect to financing for infrastructure projects);

•	loans made directly or indirectly to enable a natural or legal person to buy the bank’s own shares;

•	loans made directly or indirectly to finance political campaigns and other related activities; and

•	loans made to any of the bank’s officers or employees other than de minimis loans of up to (1) ~~W~~20 million in the case of a general loan, (2) ~~W~~50 million in the case of a general loan plus a housing loan, or (3) ~~W~~60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions.

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

Restrictions on Shareholdings in Other Companies

Under the Banking Act, a bank may not own more than 15% of shares outstanding with voting rights of another company, except where, among other reasons:

•	the company issuing such shares is engaged in category of financial businesses set forth by the Financial Services Commission (including private equity funds); or

•	the acquisition of shares by the bank is necessary for corporate restructuring of such company and is approved by the Financial Services Commission.

In the above cases, a bank must satisfy either of the following requirements:

•	the total investment in companies in which the bank owns more than 15% of the outstanding shares with voting rights does not exceed 15% of the sum of Tier I and Tier II capital (less any capital deductions); or

•	the acquisition satisfies the requirements determined by the Financial Services Commission.

According to an amendment to the Banking Act, which became effective on July 28, 2002, a bank using its bank accounts and its trust accounts is not permitted to acquire the shares issued by the Major Shareholder of such bank in excess of an amount equal to 1% of the sum of Tier I and Tier II capital (less any capital deductions).

Restrictions on Bank Ownership

Under an amendment to the Banking Act, which became effective on July 28, 2002, subject to certain exceptions, a single shareholder and persons who stand in a special relationship with such shareholder (as described in the Presidential Decree to the Banking Act) may acquire beneficial ownership of up to 10% of a national bank’s total issued and outstanding shares with voting rights and up to 15% of a regional bank’s total issued and outstanding shares with voting rights. The government, the Korea Deposit Insurance Corporation and financial holding companies qualifying under the Financial Holding Companies Act are not subject to such ceilings. However, non-financial business group companies (i.e., (1) any same shareholder group with an aggregate net assets of all non-financial companies belonging to such group of not less than 25% of the aggregate net assets of all corporations that are members of such group, (2) any group with aggregate assets of all non-financial companies belonging to such group of not less than ~~W~~2 trillion or (3) any mutual fund in which a same shareholder group, as described in items (1) and (2) above, owns more than 4% of the total shares issued and outstanding) may not acquire beneficial ownership of shares of a national bank in excess of 4% of such bank’s outstanding voting shares, provided that such non-financial business group companies may acquire beneficial ownership of:

•	up to 10% of a national bank’s outstanding voting shares with the approval of the Financial Services Commission under the condition that such non-financial group companies will not exercise voting rights in respect of such shares in excess of the 4% limit; and

•	in the event that a foreigner, as defined in the Foreign Investment Promotion Act, owns in excess of 4% of a national bank’s outstanding voting shares, up to 10% of such bank’s outstanding voting shares without the approval of the Financial Services Commission, and in excess of 10%, 25% or 33% of such bank’s outstanding voting shares, with the approval of the Financial Services Commission, up to the number of shares owned by such foreigner.

In addition, any person (whether a Korean national or a foreigner), with the exception of non-financial business group companies described above, may also acquire in excess of 10% of a national bank’s total voting shares issued and outstanding, provided that an approval from the Financial Services Commission is obtained in instances where the total holding exceeds 10% (or 15% in the case of regional banks), 25% or 33% of the bank’s total voting shares issued and outstanding.

Deposit Insurance System

The Depositor Protection Act provides, through a deposit insurance system, insurance for certain deposits of banks in Korea. Under the Depositor Protection Act, all banks governed by the Banking Act, including Shinhan Bank, Chohung Bank and Jeju Bank, are required to pay to the Korea Deposit Insurance Corporation an insurance premium on a quarterly basis at such rate as determined by the Presidential Decree to the Depositor Protection Act, which shall not exceed 0.5% of the bank’s insurable deposits in any given year. The current insurance premium is 0.025% of insurable deposits for each quarter. If the Korea Deposit Insurance Corporation pays the insured amount, it will acquire the claims of the depositors within the payment amount. Under current rules, the Korea Deposit Insurance Corporation insures only up to a total of ~~W~~50 million for deposits and interest, regardless of when the deposits were made and the size of the deposits. However, the maximum limit of ~~W~~50 million is not applicable to interest-free settlement accounts (for example, a checking account), for any insurable event occurring during the period from January 1, 2001 to December 31, 2003.

Restrictions on Foreign Exchange Position

Under the Korean Foreign Exchange Transaction Regulations, a bank’s net overpurchased and oversold positions are each limited to 50% of the stockholders’ equity as of the end of the prior month.

Trust Business

A bank that intends to enter into the trust business must obtain the approval of the Financial Services Commission. Trust activities of banks are governed by the Trust Act and Trust Business Act. Banks engaged in the banking business and trust business are subject to certain legal and accounting procedures requirements, including the following:

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

Laws and Regulations Governing Other Business Activities

To enter the foreign exchange business, a bank must register with the Minister of the Ministry of Strategy and Finance. The foreign exchange business is governed by the Foreign Exchange Transaction Law. To enter the securities business, a bank must obtain the permission of the Financial Services Commission. The securities business is governed by regulations under the Securities and Exchange Act. Pursuant to the above-mentioned laws, banks are permitted to engage in the foreign exchange business and the underwriting business for government and other public bonds.

Principal Regulations Applicable to Credit Card Companies

General

Any person, including a bank, wishing to engage in the credit card business must obtain a license from the Financial Services Commission. In addition, in order to enter the credit card business, a bank must obtain a license from the Financial Services Commission (hereinafter, a bank which obtains such license is defined as “licensed bank engaged in the credit card business”). The credit card business is regulated and governed by the Specialized Credit Financial Business Act. Under the Specialized Credit Financial Business Act and regulations thereunder, a company in the same conglomerate group (as defined in the Monopoly Regulation and Fair Trade Act) may engage in the credit card business even though another company in the same conglomerate group is already engaged in such business, which was previously not permitted.

The Specialized Credit Financial Business Act establishes guidelines on capital adequacy and provides for other regulations relating to the supervision of credit card companies. The Specialized Credit Financial Business Act delegates regulatory authority over credit card companies to the Financial Services Commission and its executive body, the Financial Supervisory Service.

A licensed bank engaging in the credit card business is regulated by the Financial Services Commission and the Financial Supervisory Service.

The Financial Services Commission exerts direct control over credit card companies and licensed banks engaged in the credit card business by establishing guidelines or regulations on management of such companies. Moreover if the Financial Services Commission deems the financial condition of a credit card company or a licensed bank engaged in the credit card business to be unsound or such companies fail to satisfy the guidelines or regulations, the Financial Services Commission may take certain measures to improve the financial condition of such companies.

Restrictions on Scope of Business

Under the Specialized Credit Financial Business Act, a credit card company may conduct only the following types of business: (i) credit card business as licensed or other specialized credit finance businesses as registered pursuant to the Specialized Credit Financial Business Act; (ii) the businesses ancillary to the credit card business, (i.e., providing cash advance loans to existing credit card members, issuing and settling of debit cards and issuing, selling and settling of pre-paid cards); (iii) provision of unsecured or secured loans; (iv) provision of discount on notes; (v) purchase, management and collection of account receivables originated by companies in the course of providing goods and services; (vi) provision of payment guarantee; (vii) asset management business under the Asset Backed Securitization Act; (viii) credit investigation; and (ix) other incidental businesses related to the foregoing. As a result of the amendment to the Specialized Credit Financial Business Act on January 27, 2005, a credit card company’s scope of business presently includes “businesses that utilize existing manpower, assets or facilities in a credit card company, as designated by the Financial Services Commission.” Under the current regulation established by the Financial Services Commission, a credit card company may engage in various types of business including, but not limited to, e-commerce, operation of insurance agency, delegation of card issuance and supply of payment settlement system.

Pursuant to the Presidential Decree of the Specialized Credit Financial Business Act, as of the end of each quarter, a credit card company’s average balance of claim amounts during such quarter from engaging in the businesses set forth above in (iii) and (iv), excluding claim amounts arising from the provision of loans to companies, extension of new loans in connection with rescheduling of outstanding loans, the provision of mortgage loans and the provision of cash advances or any other loans to credit card members, may not exceed the average balance of claim amounts during such quarter from engaging in the businesses set forth above in (i), excluding a credit card business and (v); provided, however, that with respect to any excess amount existing as of April 21, 2004, credit card companies have until December 31, 2008 to eliminate such excess amount.

Capital Adequacy

The Specialized Credit Financial Business Act provides for a minimum paid-in capital amount of: (i) ~~W~~20 billion in the case of a specialized credit financial business company which wishes to engage in no more than two kinds of core businesses (i.e. credit card, installment finance, leasing and new technology business) and (ii) ~~W~~40 billion in the case of an specialized credit financial business company, which wishes to engage in three or more kinds of core businesses.

Under the Specialized Credit Financial Business Act and regulations thereof, a credit card company must maintain a “capital adequacy ratio,” defined as the ratio of adjusted equity capital to adjusted total asset, of 8% or more and a “delinquent claim ratio,” defined as the ratio of delinquent claims to total claims as set forth under the regulations relating to the Specialized Credit Financial Business Act, of less than 10%.

Under the Specialized Credit Financial Business Act and regulations thereof, the minimum ratio of allowances for losses on loans, leased assets (except assets subject to an operating lease) and suspense receivables as of the date of accounting settlement (including semiannual preliminary accounts settlement) would be 0.5% of normal assets, 1% of precautionary assets and 20% of substandard assets, 75% of doubtful assets and 100% of estimated loss assets, and the minimum ratio of allowances for losses on credit card receivables and cash advances would be 1.5% of normal assets, 15% of precautionary assets, 20% of substandard assets, 60% of doubtful assets and 100% of estimated loss assets. In addition, a credit card company has to reserve a certain amount calculated according to relevant regulations as loss allowances for unused credit limits.

Liquidity

Under the Specialized Credit Financial Business Act and regulations thereof, a credit card company must maintain a Won liquidity ratio (Won-denominated current assets/Won-denominated current liabilities) of 100% or more. In addition, once a credit card company is registered as a foreign exchange business institution with the Minister of the Ministry of Strategy and Finance, such credit card company is required to (1) maintain a foreign-currency liquidity ratio within three months (defined as foreign-currency liquid assets due within three months divided by foreign-currency liabilities due within three months) of not less than 80%, (2) maintain a ratio of foreign-currency liquid assets due within seven days (defined as foreign-currency liquid assets due within seven days less foreign-currency liabilities due within seven days, divided by total foreign-currency assets) of not less than 0% and (3) maintain a ratio of foreign-currency liquid assets due within a month (defined as foreign-currency liquid assets due within a month less foreign-currency liabilities due within a month, divided by total foreign-currency assets) of not less than negative 10%. The Financial Services Commission requires a credit card company to submit quarterly reports with respect to maintenance of these ratios.

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

Further, the credit card company may borrow funds offshore or issue foreign currency denominated securities once it is registered as a foreign exchange business institution with the Minister of the Ministry of Strategy and Finance.

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

Restrictions on Investment in Real Estate

Under the Specialized Credit Financial Business Act and the regulations thereof, a credit card company is allowed to possess real estate only to the extent that such business conduct is designated by such laws and regulations, with certain exceptions such as for the purposes of factoring or leasing or as a result of enforcing its security rights, provided that the Financial Services Commission may limit the maximum amount a credit card company may invest in real estate investments for business purposes up to a percentage equal to or in excess of 100% of its equity capital.

Restrictions on Shareholding in Other Companies

Under the Specialized Credit Financial Business Act and the Law on Improvement of Structure of Financial Industry, a credit card company and its affiliate financial institutions (together a “group”) are required to obtain prior approval of the Financial Services Commission if such credit card company, together with its affiliate financial institutions, (i) owns 20% or more of outstanding voting shares of a target company or (ii) owns 5% or more of outstanding voting shares of a target company, and shall be deemed to have control of the target company, including being the largest shareholder of such target company or otherwise.

The indirect subsidiary of the financial holding company is prohibited from controlling any other company.

Disclosure and Reports

Pursuant to the Specialized Credit Financial Business Act and the regulations thereof, the ordinary disclosure requirement for a credit card company is to disclose any material matters relating to management performance, profit and loss, corporate governance, manpower or risk management within three months from the end of each fiscal year and within two months from the end of the first half of the fiscal year. Also, a credit card company is required to disclose on an on-going basis certain matters such as the occurrence of non-performing loans, a financial accident or the occurrence of losses exceeding certain amounts. Prior to December 29, 2005, a credit card company or a licensed bank engaging in the credit card business was required to submit its business reports and reports on actual results of management to the Financial Services Commission within one month from the end of each quarter. However, after the amendment to the regulations issued by the Financial Services Commission on December 29, 2005, a credit card company or a licensed bank engaging in the credit card business must submit such report as required by the Governor of Financial Supervisory Service, with certain important matters being reported as frequently as each month. In addition, all companies engaged in the specialized credit financial business under the Specialized Credit Financial Business Act, including, without limitation, credit card companies, must file a report with the Financial Supervisory Service regarding the result of settlement of accounts within one month after the end of its fiscal year. Also, these companies are required to conduct a provisional settlement of accounts for each quarter and file a report with the Financial Supervisory Service within one month after the end of such quarter.

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

Pursuant to the Specialized Credit Financial Business Act, the Financial Services Commission may either impose the limit or take other necessary measures against the credit card company or a licensed bank engaged in the credit card business including, without limitation, with respect to the following:

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

In addition, a credit card company or a licensed bank engaging in the credit card business, as the case may be, may not engage in the following methods of soliciting credit card members: (i) providing economic benefits or conditioning such benefits in excess of 10% of the annual credit card fee (in the case of no-annual fee credit cards, the average annual fees will be ~~W~~10,000) in connection with issuance of credit cards; (ii) street solicitation of card members on roads and private roads as prescribed under the Road Act and Private Road Act, public place and along corridors used by the general public; (iii) solicitation through visits, except those visits made upon prior consent and visits to a business area; (iv) solicitation through pyramid sales methods; and (v) solicitation through the Internet, as further discussed below.

Amendments to the law in 2005 resulted in the application of more stringent standards in the issuance of credit cards and solicitation of credit card applicants, such as requiring a credit card company or a licensed bank engaged in the credit card business to check whether the credit card applicant has any delinquent debt owing to any other credit card company or other financial institutions which the applicant is unable to repay, and also requiring, in principle, with respect to solicitations made through the Internet, the certified electronic signature of the applicant. Moreover, persons who intend to engage in solicitation of credit card applicants must register with the Financial Services Commission, unless the solicitation is made by officers or employees of a credit card company or a company in business alliance with such credit card company.

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

Principal Regulations Applicable to Securities Companies

General

The securities business is regulated and governed by the Securities and Exchange Act. Securities companies are under the regulation and supervision of the Financial Services Commission, the Financial Supervisory Service and the Securities and Futures Commission.

Under the Securities and Exchange Act, permission to commence a brokerage business, a trading business or an underwriting business must be obtained from the Financial Services Commission. A securities company may also engage in certain businesses ancillary to the primary business without obtaining any separate license and certain other additional businesses by obtaining separate licenses from the Financial Services Commission. Permission to merge with any other entity or to transfer all or substantially all of a business must also be obtained from the Financial Services Commission.

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

Scope of Business

The 2005 amendment to the Securities and Exchange Act and the Presidential Decree and regulations thereunder resulted in enlarging the scope of business of securities companies by allowing them to engage in the following businesses:

•	brokerage, trading, or underwriting business of equity of undisclosed association (as defined under the Korean Commercial Code) or limited partnership and certain derivative securities linked with prices, interest rates, indices and indicators relating to securities (under the Securities and Exchange Act and the Presidential Decree), foreign securities of similar character, currencies, commodities (under the Futures and Exchange Act), or linked with credit risks;

•	trust business under the Trust Business Act or over-the-counter derivative trading linked to credit risks, price of securities, interest rate or indices based on the foregoing, or currency rate, price of goods or indices based on the foregoing, if the company obtains necessary license from the Financial Services Commission. A securities company intending to engage in the business of over-the-counter derivative trading will be subject to the limit of 30% of its equity capital as the total amount of risks from over-the-counter derivative trading, and further subject to the limit of 5% of equity capital for the amount of risks from a credit-linked derivative transaction with a person or a company (including specially-related person of such person or company), with the 300% of minimum equity capital regulation rate and with the ~~W~~100 billion of minimum equity capital requirement (provided that the ~~W~~100 billion requirement will be applicable only until March 28, 2007) in order to conduct over-the-counter derivative trading Pursuant to the amendment of the Trust Business Act effective as of July 29, 2005, a securities company is exempted from regulations under the Trust Business Act regarding the use of the word ’trust’ in the corporate name, the qualifications of officers, restrictions on the management of the trustee’s own fund, and internal control standards; and

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

Regulations on Financial Soundness — Capital Adequacy

The Securities and Exchange Act and the Presidential Decree thereunder provide for a minimum paid-in capital of ~~W~~50 billion in the case of a securities company engaged in the brokerage, trading and underwriting businesses.

The financial soundness of a securities company is to be assessed under the Securities and Exchange Act and the regulations of the Financial Services Commission in accordance with the net operating equity ratio of the company, which is to be calculated as follows and to be expressed as a percentage.

Net operating equity ratio = Net operating equity/Total risk × 100

The terms “Net Operating Equity” and “Total Risk” for the purpose of the above-stated formula are defined and elaborated in the regulations of the Financial Services Commission. Generally, the net operating equity and the Total risk is to be calculated according to the following formula:

Net operating equity = Net assets (total assets − total liabilities) − the total of items that may be deducted + the total of items that may be added

Total risk = market risk + counterparty risk + basic risk + credit concentration risk − risk offsetting factor

The regulations of the Financial Services Commission requires, among other things, securities companies to maintain the net operating equity ratio at a level equal to or higher than 100% (and 150%, in case of securities companies engaging in the foreign exchange business), at the end of the each quarter of the fiscal year.

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

The regulations of the Financial Services Commission as amended in 2004 imposed stricter standards on the capital adequacy ratio by allowing “term subordinated debt” with a maturity of five years or more, to be recognized as an additional item to be added to the net operating equity and by also allowing only up to an amount equal to 50% of the net assets as an item to be added. By comparison, the amendment of the regulations of the Financial Services Commission on June 29, 2005, in certain cases, allows treating a subordinated debt with a maturity of two years or more as an item to be added to the net operating equity under the Act on the Structural Improvement of the Financial Industry.

Other Provisions on Financial Soundness

The Securities and Exchange Act, the Presidential Decree of the Securities and Exchange Act and the regulations of the Financial Services Commission also include certain provisions which are designed to regulate certain types of activities relating to the management of the assets of a securities company with certain exceptions. Such provisions include:

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

A securities company may invest in shares, bonds (whether listed or unlisted) and stock price index futures and options or other derivative transactions. However, a securities company may not enter into cross-border financial futures, swaps, options or other derivative transactions without obtaining prior approval from the Bank of Korea, except in the case when such securities company, which has been registered as a foreign exchange business institution with the Minister of the Ministry of Strategy and Finance, is confirmed by the Financial Services Commission to satisfy certain conditions set forth in the Foreign Exchange Transaction Regulations and the counterparty (other than an individual) is an institutional investor, a company listed on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange or not a resident of Korea. Furthermore, a securities company that is registered as a foreign exchange business institution and licensed to engage in over-the-counter derivative transactions may enter into Won currency derivative transactions (except for credit-linked derivative transactions) without obtaining prior approval from the Bank of Korea. As a result of the 2005 amendment to the Securities and Exchange Act and the Presidential Decree and regulations thereunder, a securities company licensed to engage in over-the-counter derivative trading may enter into credit-linked derivative transactions. However, a securities company must obtain prior approval from the Bank of Korea when entering into a cross-border credit-linked derivative transaction even if the securities company is registered as a foreign exchange business institution.

The Securities and Exchange Act was amended in June 2005 and took effect on January 30, 2006 to prevent capital of the industrial business from dominating the financial markets. For this purpose, certain regulations were adopted to require a prior approval of the Financial Services Commission to be a controlling shareholder. “Controlling shareholder” means the largest shareholder, its specially-related persons (only those holding 1% of outstanding voting shares), or major shareholders except for the government and the Deposit Insurance Corporation. Shares acquired without this approval can be ordered by the Financial Services Commission to be disposed within six months.

Business Conduct Rules

In 2001, the Financial Services Commission adopted the “business conduct rules” applicable to securities companies. The business conduct rules impose greater responsibilities on securities companies, strictly banning unfair practices such as front running or scalping and ensuring suitability of investment solicitation by securities companies.

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

A securities company is also required to submit reports on actual results of operation to the Financial Services Commission within 45 days from the end of each quarter. In addition, a securities company is required to submit financial documents, including financial statements and audit reports to the Financial Services Commission, within three months from the end of the fiscal year.

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

As the cash deposited with a securities company is regarded as belonging to the securities company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the securities company if a bankruptcy or reorganization procedure is instituted against the securities company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that Korea Deposit Insurance Corporation will, upon the request of the investors, pay each investors up to ~~W~~50 million per financial institution in case of the securities company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. Securities companies are required to pay the premiums related to this insurance. Pursuant to the Securities and Exchange Act, securities companies are required to deposit the cash received from its customers with the Korea Securities Finance Corporation, a special entity established pursuant to the Securities and Exchange Act. Set-off or attachment of cash deposits by securities companies with the Korea Securities Finance Corporation is prohibited. In addition, in the event of bankruptcy or dissolution of the securities company, the cash so deposited shall be withdrawn and paid to the customer prior to payment to other creditors of the securities company.

Principal Regulations Applicable to Insurance Companies

General

Insurance companies are regulated and governed by the Insurance Business Act, as amended (the “Insurance Business Act”). In addition, Korean insurance companies are under the regulation and supervision of the Financial Services Commission and its governing entity, the Financial Supervisory Service.

Under the Insurance Business Act, permission to commence an insurance business must be obtained from the Financial Services Commission based on the type of insurance businesses, which are classified as life insurance business, non-life insurance business and third insurance business. Life insurance business means an insurance business which deals with life insurance policies or pension insurance policies (including retirement insurance policies). Non-life insurance business means an insurance business which deals with fire insurance policies, marine insurance policies, car insurance policies, guaranty insurance policies, reinsurance policies, liability insurance policies or other insurance policies prescribed under the Presidential Decree of the Insurance Business Act. Third party insurance business means an insurance business which deals with injury insurance policies, sickness insurance policies or nursing care insurance policies. According to the Insurance Business Act, insurance companies are not allowed to engage in both a life insurance business and a non-life insurance business, with certain exceptions.

If the Korean government deems an insurance company’s financial condition to be unsound or if an insurance company fails to properly manage the business as set forth under relevant Korean law, the government may order:

•	sanctions to an insurance company or its officers or employees;

•	capital increase or reduction;

•	a stock cancellation or consolidation;

•	a transfer of business or assets;

•	closing of branch offices;

•	acquisition of such company by a third party;

•	a merger with any other entity;

•	becoming a subsidiary (under the Financial Holding Companies Act) of a financial holding company;

•	prohibition on acquiring risky assets or taking deposits at excessively high interest rate;

•	a suspension or assignment of a part or all of business operation;

•	an assignment of contractual rights and obligations relating to financial transactions;

•	suspension of officer’s performance and appointment of a receiver; or

•	any other measures as necessary to protect financial soundness.

Capital Adequacy

The Insurance Business Act provides for a minimum paid-in capital of ~~W~~30 billion for an insurance company, provided that the insurance company which intends to engage in only certain types of insurance policies may have a lower paid-in capital pursuant to the Presidential Decree of the Insurance Business Act.

In addition to the minimum capital requirement, an insurance company is required to maintain a Solvency Ratio of 100% or more. “Solvency Ratio” is the ratio of Solvency Margin to Standard Amount of Solvency Margin. Solvency Margin is the aggregate amount of paid-in capital, reserve for dividends to policyholders, allowance for bad debt and subordinated debt amount and others similar thereto as set out in the regulation of the Financial Services Commission, less non-amortized acquisition costs, goodwill and others similar thereto as appearing in the regulation of the Financial Services Commission. Standard Amount of Solvency margin for life insurance companies is defined under the regulation of the Financial Services Commission and is calculated as follows:

1. (Net premium type policy reserve − Non-amortized acquisition cost) × (Corresponding ratio of risk factor for policy reserve) (4%); and

2. (Net insurance benefits) × (Corresponding ratio of insurance risk factor).

Under the Insurance Business Act, the Presidential Decree and other regulations thereunder, for each accounting period, insurance companies are required to appropriate policy reserve that is earmarked for future payments of insurance money, refund and dividends to policyholders (hereinafter collectively referred to as “Insurance Money”) for each insurance contract. However, if an insurance company has reinsured a portion of its insurance contracts with a creditworthy reinsurance company in order to lower its overall risk, in principle, the insurance company is not required to appropriate policy reserve for the reinsured contracts but instead the reinsurance company is required to appropriate such policy reserve for the reinsured contracts. However, from April 1, 2008, if an insurance company transfers more than 50% of its risk to a reinsurance company, the amount of risk transferred in excess of 50% will be disallowed for purposes of calculating the solvency margin ratio. In particular, if the ratio of the risks transferred to the reinsurance company to the total risks insured by an insurance company exceeds 50%, such insurance company will be required to have net assets in relation to such risks transferred in excess of the 50% threshold for purposes of the solvency margin requirement. Further, insurance companies are required to submit written calculation methods for insurance premiums and policy reserves by insurance types when applying for the insurance business license. If an insurance company develops a new insurance product or amends the policy reserve calculation method, it is required to report such matters to the Financial Services Commission and obtain approval thereof.

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

Pursuant to the regulations established by the Financial Services Commission, insurance companies are required to maintain allowances for outstanding loans, accounts receivables and other credits (including accrued income, payment on account, and bills receivables or dishonored) in an aggregate amount covering not less than 0.5% of normal credits (excluding confirmed guarantees and acceptances), 2% of precautionary credits, 20% of substandard credits, 50% of doubtful credits and 100% of estimated loss credits, provided that the minimum ratio of allowances for certain type of outstanding loans by insurance companies to individuals and households (including, consumer loans, housing loans, and other forms of consumer loans extended to individuals not registered for business), is increased to 0.75% of normal credits and 5% of precautionary credits.

Liquidity

According to the Insurance Business Act and regulations thereunder, if an insurance company is registered as a foreign exchange business institution with the Ministry of Strategy and Finance, such insurance company is required to (1) maintain a ratio of foreign-currency liquid assets due within three months (defined as foreign-currency liquid assets due within three months divided by foreign-currency liabilities due within three months) of not less than 80%, (2) maintain a ratio of foreign-currency liquid assets due within seven days (defined as foreign-currency liquid assets due within seven days less foreign-currency liabilities due within seven days, divided by total foreign-currency assets) of not less than 0% and (3) maintain a ratio of foreign-currency liquid assets due within a month (defined as foreign-currency liquid assets due within a month less foreign-currency liabilities due within a month, divided by total foreign-currency assets) of not less than negative 10%, if the ratio of foreign-currency liabilities to the Total Assets (defined as the assets on the balance sheet less non-amortized acquisition costs, goodwill and assets in special accounts) is 1% or more.

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

After the enactment of the Indirect Investment Asset Management Business Act, variable insurance is regulated pursuant to the Insurance Business Act and the Indirect Investment Asset Management Business Act. After the enactment of the Indirect Investment Asset Management Business Act, in order for an insurance company to sell variable insurance to a policyholder and operate such variable insurance, the insurance company must obtain an approval as an asset management company and register as a selling company with the Financial Services Commission. In this case, according to the Indirect Investment Asset Management Business Act, an insurance company will be regulated as an investment trust and assets acquired in connection with variable insurance must be held by a trust company that is registered with the Financial Services Commission pursuant to the Indirect Investment Asset Management Business Act. However, for those special accounts that were established prior to the enactment of the Indirect Investment Asset Management Business Act, the Insurance Business Act will apply, provided however, upon six months after its enactment, further enrollment into such special accounts is prohibited, with certain exceptions.

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

Insurance companies may not transfer assets held in a special account into a general account or a different special account, provided that, for efficient operation of a special account, insurance companies may transfer the initial investment funds held in a general account into a special account. The assets which may be transferred from a general account to a special account must be the lower of 1% of the total asset value in the account or ~~W~~10 billion. If the value of the assets held in a special account is more than 200% of the initial investment fund at the end of any quarter, the initial investment fund must be transferred back to the general account within three months from the end of such quarter, the value of the assets to be transferred is estimated by the value of the assets in the special account at the time of such transfer.

Solicitation of Insurance Policy & Bancassurance Agents

Under the Insurance Business Act, the following persons are permitted to solicit subscription of insurance: (i) financial planners registered with the Financial Supervisory Service, (ii) insurance agents registered with the Financial Supervisory Service, (iii) insurance brokers registered with the Financial Supervisory Service, (iv) officers and employees of insurance companies and (v) officers and employees of the insurance agents and brokers described above who are notified to solicit insurance subscription pursuant to the Insurance Business Act. In order for these persons to solicit subscription of insurance contracts that are required to be managed under a special account (including, without limitation, variable insurance contracts), they must pass the examination or complete additional training sessions administered or offered by the Financial Services Commission.

The amendment to the Insurance Business Act which became effective on August 30, 2003 permits banks, securities companies, credit card companies and other financial institutions to register as insurance agents or insurance brokers and engage in the insurance business (the “Bancassurance Agents”). Under the Insurance Business Act, as amended, and the related regulations, the range of insurance products to be sold by the Bancassurance Agents expanded in four stages: the first stage at the time of the amendments, the second stage in April 2005, the third stage in October 2006, and the fourth stage in April 2008 when all types of life and non-life insurance products were to be sold by the Bancassurance Agents. The original expansion plan contemplated that protection type insurance products, such as whole life insurance, critical illness insurance and automobile insurance, would be included in the fourth stage of expansion. However, pursuant to the amendment to the Presidential Decree of the Insurance Business Act in March 2008 following a decision by the Finance and Economy Committee of the National Assembly in February 2008, the protection type insurance products were excluded from the fourth stage of expansion and therefore are not allowed to be sold through Bancassurance Agents.

No Bancassurance Agents with the total assets in excess of ~~W~~2 trillion as of the end of the most recent operating year is permitted to solicit subscription for insurance products of any single life insurance company or non-life insurance company in excess of 25% of the total amount of the subscriptions for all life insurance products or all non-life insurance products, as the case may be, solicited by such Bancassurance Agents during any operating year. In addition, the aggregate amount of subscriptions solicited by any Bancassurance Agents for insurance products of any life insurance company or non-life insurance company and those of any other companies that have special relationships with such insurance company as prescribed under the Enforcement Decree of the Insurance Business Act is not allowed to exceed 33% of the total amount of the subscriptions for all life insurance products or all non-life insurance products, as the case may be, solicited by such Bancassurance Agents during any operating year. The Bancassurance Agents is only allowed to solicit subscription for insurance products at its office with no more than two persons per office who are officers or employees registered with the Financial Supervisory Service through face-to-face meetings with potential policyholders at designated places or is allowed to solicit subscription from the general public by introducing its products on its websites. The Bancassurance Agents is not allowed to cause officers or employees of insurance companies, financial planners, or insurance brokers or agents dispatched to such Bancassurance Agents to solicit subscription for insurance products, nor is it allowed to exert undue influence on the operation of insurance companies.

Financial Exposure to Any Single Borrower and Major Shareholders

Under the Insurance Business Act, an insurance company is not allowed to extend credit or any equivalent thereof to a single individual or legal entity, similarly situated borrowers (as defined below), its subsidiary or major shareholder, in each case in excess of the following amount:

•	with respect to the sum of credit to a single individual or legal entity, 3% of its Total Assets (as defined above);

•	with respect to the total amount of investment in the debentures or shares issued by a single legal entity, 7% of its Total Assets;

•	with respect to the sum of (i) credit to a single individual or legal entity and any other persons who share the credit risk of such individual or legal entity (the “similarly situated borrowers”) and (ii) the amount of investment in the debentures or shares issued by such similarly situated borrowers, 12% of its Total Assets;

•	with respect to the sum of the large credit which is credit to a single individual or legal entity, similarly situated borrowers or major shareholders that exceeds 1% of its Total Assets, 20% of its Total Assets;

•	with respect to the sum of credit to a single subsidiary, 10% of the Equity Capital (defined as the sum of paid-in capital, capital surplus, earned surplus and others equivalent thereto (excluding any recapitalization) that are obtained by subtracting the aggregate amount of items such as goodwill and others equivalent thereto prescribed by the Presidential Decree from the aggregate amount of the items prescribed by the Presidential Decree) of such insurance company;

•	with respect to the sum of credit to major shareholders or subsidiaries designated by the Presidential Decree, the lesser of (i) 40% of its Equity Capital and (ii) 2% of its Total Assets; and

•	with respect to the total amount of investment in the debentures or shares issued by major shareholders or subsidiaries designated by the Presidential Decree, the lesser of (i) 60% of its Equity Capital and (ii) 3% of its Total Assets.

According to the Insurance Business Act and the Presidential Decree thereunder, an insurance company which intends to extend credit to its major shareholder in an amount equal to or in excess of the lesser of 0.1% of its Equity Capital and ~~W~~1 billion or to buy debentures or shares issued by such person for the purchase price equal to or in excess of such amount must obtain the unanimous approval of its board of directors. Furthermore, an insurance company is not allowed to, directly or indirectly, extend any credit for the purpose of assisting any major shareholder in equity investment in other companies, or transfer of any asset to the major shareholder without consideration, or sell or exchange any assets or extend any credit to the major shareholder on terms that are materially adverse to such company.

Restrictions on Investment of Assets

According to the Insurance Business Act, insurance companies are prohibited from making any of the following investment of assets:

•	subject to certain exceptions, owning precious metals, antiques and paintings and writings;

•	owning any real estate (excluding any real estate owned as a result of enforcing their own security interest) other than real estate for the conduct of its business as designated by the Presidential Decree. In any case, the total amount of real estate owned by an insurance company must not exceed 15% of its Total Assets;

•	loans made for the purpose of speculation in commodities or securities;

•	loans made directly or indirectly to enable a natural or legal person to buy their own shares;

•	loans made directly or indirectly to finance political campaigns and other similar activities; and

•	loans made to any of the insurance company’s officers or employees other than loans based on insurance policy or de minimis loans of up to (1) ~~W~~20 million in the case of a general loan, (2) ~~W~~50 million in the case of a general loan plus a housing loan, or (3) ~~W~~60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions.

In addition, insurance companies are not allowed to exceed the following limits in making the following investments:

•	with respect to holding unlisted stock, 10% of its Total Assets;

•	with respect to holding foreign currency under the Foreign Exchange Transaction Act or owning offshore real estate, 30% of its Total Assets; and

•	with respect to the sum of margins for a futures exchange designated by the Presidential Decree or a foreign futures exchange, 3% of its Total Assets.

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

Furthermore, an insurance company must disclose, on an ongoing basis, the public and the Financial Supervisory Service of the occurrence of any events designated by the regulations of the Financial Services Commission and the guidelines of the Korea Life Insurance Association or the Korea Non-Life Insurance Association that may have a material adverse effect on the management of such insurance company immediately after such occurrence.

Deposit Insurance System

The Depositor Protection Act provides for, through a deposit insurance system, insurance for certain premiums and other amounts payable to policyholders by insurance companies (other than those relating to variable insurance contracts). Under the Depositor Protection Act, all insurance companies subject to the Insurance Business Act, including Shinhan Life Insurance, are required to pay to the Korea Deposit Insurance Corporation an insurance premium for such insurance on an annual basis at such rate as determined by the Presidential Decree of the Depositor Protection Act, which shall not exceed 0.5% of the amount designated by the Presidential Decrees of the Depositor Protection Act, taking into account the policy reserves of insurance companies in any given year (the “Premium Amount”). The current insurance premium payable by Shinhan Life Insurance is 0.3% of the Premium

Amount for each year. If the Korea Deposit Insurance Corporation pays the insured amount to any policyholders, it will acquire the claims of the policyholders in an amount not to exceed the amount of such payment. Under the current rules, the Korea Deposit Insurance Corporation insures only up to a total of ~~W~~50 million for premiums, surrender value to a policyholder or any other amount payable to such policyholder by the insurance company, regardless of when the premiums were paid and the size of the amount payable to such policyholder.

PROPERTIES

Our registered office and corporate headquarters are located at 120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea. Information regarding certain of our properties in Korea is presented in the following table.

		Area (Square Meters)
			Site
Type of Facility	Location	Building	(If Different)

Registered office and corporate headquarters	120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea	59,519	5,418
Good Morning Shinhan Securities	23-2, Yoido-Dong, Youngdungpo-Gu, Seoul, Korea 150-312	70,170	4,765
Shinhan Centennial Building	117, Samgak-Dong, Jung-Gu, Seoul, Korea	19,697	1,389
Shinhan Bank Gwanggyo Branch	14, 1-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea	16,727	6,783
Shinhan Myongdong Branch	53-1, 1-Ga, Myong-Dong, Jung-Gu, Seoul, Korea	8,936	1,014
Shinhan Youngdungpo Branch	57, 4-Ga, Youngdungpo-Dong, Youngdungpo-Gu, Seoul, Korea	6,171	1,983
Shinhan Back Office Support Center	781, Janghang-Dong, Ilsan-Gu, Goyang-Si, Kyunggi Province, Korea	24,496	5,856
Storage(1)	731, Yoksam-Dong, Kangnam-Gu, Seoul, Korea	23,374	7,964
Storage(2)	1704-Ga, Yongam-Dong, Sangdang-Gu, Cheongju-Si, Chungcheongbuk-Do, Korea	5,756	6,398
Shinhan Card Yoksam-Dong Building	790-5, Yoksam-Dong, Kangnam-Gu, Seoul, Korea	7,348	1,185
Shinhan Card Dangsan-Dong Building	9-13, 5-Ga, Dangsan-Dong, Youngdungpo-Gu, Seoul, Korea	2,383	2,645

Notes:

(1)	Formerly used as an information technology center.

(2)	Formerly used as an information technology back-up center.

Our subsidiaries own or lease various land and buildings for their branches and sales offices.

As of December 31, 2007, Shinhan Bank had a countrywide network of 1,035 branches. Approximately 24.3% of these facilities was housed in buildings owned by us, while the remaining branches are leased properties. As of December 31, 2007, Jeju Bank had 38 branches of which we own 18 of the buildings in which the facilities are located, representing 47.4% of its total branches. Lease terms are generally from two to three years, and seldom exceed five years.

As of December 31, 2007, Shinhan Card had 92 branches, all but one of which are leased. Lease terms are generally from two to three years, and seldom exceed five years. We also lease Shinhan Card’s headquarters for a term of three years. Shinhan Bank houses its central mainframe computer system at its information technology centers in Ilsan, one of the suburban districts outside of Seoul. As of December 31, 2007, Good Morning Shinhan Securities had 84 branches of which we own 15 of the buildings in which the facilities are located, representing 17.8% of its total branches. Lease terms are generally from two to three years, and seldom exceed five years. As of December 31, 2007, Shinhan Life had 141 branches all of which we leased for a term of generally one to two years.

The net book value of all the properties owned by us at December 31, 2007 was ~~W~~1,740 billion. We do not own any material properties outside of Korea.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the staff of the U.S. Securities and Exchange Commission regarding our periodic reports under the Securities Exchange Act of 1934, as amended.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements included in this document. The following discussion is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP.

Overview

Trends in the Korean Economy

Financial and economic conditions in Korea materially affect our business and operations. In 2007, Korean economy continued to grow steadily amid relatively stable inflation, strong exports and low interest rates. Beginning in the second half of 2007, there have been some signs of concern. These signs included the increases in call rates by the Bank of Korea in July and August of 2007, the rapid rise in the price of oil and other raw materials, and the volatility in the financial markets globally, which were engendered, in part, by reduced liquidity, greater volatility, widening of credit spreads and a lack of price transparency in the credit and other financial markets stemming from the sub-prime mortgage crisis in the United States.

In the household sector, the growth of household debt slowed in 2007, but the ability to finance debt is facing strains due to the increase in interest rates. In the corporate sector, while profitability and financing capabilities have generally improved for the large corporations, the prospects are less certain for small- to medium-sized enterprises.

In 2007, in light of the slowdown in the real estate market, particularly in the residential sector, due to the government’s policy to hold down real estate prices through tax and regulatory constraints, there was intense competition among banks to extend loans to small- to medium-sized enterprises. In addition, in the first quarter of 2008, corporate lending also grew in the large corporate sector due to the heightened mergers and acquisitions activities and related financing needs. There is no assurance that these trends will not lead to an increase in delinquency ratios previously experienced by the banks in recent years.

In the credit card industry, the overall credit card receivables continued to increase in 2007, while their delinquency ratio continued to decrease.

In large part due to the bullishness in the stock market in recent years, customers in Korea are increasingly showing preference for investment rather than savings, and hence for financial products that emphasize higher risk and return rather than stable income. While this trend has created opportunities for banks to generate greater fee-based income, it has also magnified the difficulty of securing a stable source of funding as an increasing number of banking customers move away from the traditional depositary products to more market-based investment fund products.

Financial institutions in Korea, particularly securities and asset management companies and to a lesser extent commercial banks, are likely to face intensified competition when the Financial Investment Services and Capital Market Act take effect in February 2009, as the principal aim of this new law is to deregulate the securities and asset management industries by establishing financial investment companies that can effectively act as investment banks and engage in a broader spectrum of financial services, including taking deposits.

The Korean economy is closely tied to, and is affected by, developments in the global economy. In addition to the subprime mortgage-driven liquidity crisis in global financial markets discussed above, the global economy has experienced a number of adverse developments, including hikes in oil, food and other commodity prices, wars in the Middle East and elsewhere, natural disasters including earthquakes, a potential breakout of epidemics, among others.

In light of the developments in the Korean and global economy described above, as well as political and other factors such as the tensions with North Korea and government regulation, the economic outlook for the Korean economy and its financial services sector in 2008 is uncertain.

Basel Capital Accord

In Korea, Basel II, the new convention entered into by the Basel committee in June 2004 for the purpose of improving risk management and increasing capital adequacy of banks was implemented in January 2008. Pursuant to Basel II, operational risk, such as inadequate procedure, loss risk by employees, internal system, occurrence of unexpected event, as well as credit risk and market risk, should be taken into account in calculating the risk-weighted assets.

Shinhan Bank has voluntarily chosen to establish and follow an internal ratings-based approach, which is more risk-sensitive in assessing its credit risk capital requirements. On April 28, 2008, the Financial Supervisory Service approved Shinhan Bank’s foundation internal ratings-based approach for credit risk. Accordingly, starting June 30, 2008, Shinhan Bank plans to implement the foundation internal rating-based method with respect to the Basel II credit risks related to loan portfolios of large companies, small and medium enterprises and retail outlets. While we believe that the implementation of Shinhan Bank’s foundation ratings-based approach will increase its capital adequacy ratio and lead to a decrease in its credit risk-related capital requirements in 2008 as compared to those under its previous approach under the initial Basel Capital Accord of 1988, there can be no assurance that such approach under Basel II will not require an increase in Shinhan Bank’s credit risk capital requirements in the future, which may require Shinhan Bank to either improve its asset quality or raise additional capital.

Interest Rates

Over the past ten years, we have operated in environments characterized by high interest rates, periods of significant interest-rate volatility and low interest rates. The following table shows certain benchmark Won-denominated borrowing interest rates as of the dates indicated.

			Certificate
	Corporate	Treasury	of Deposit
	Bond Rates(1)	Bond Rates(2)	Rates(3)

December 31, 2003	5.58	4.82	4.36
June 30, 2004	4.84	4.24	3.93
December 31, 2004	3.72	3.28	3.43
June 30, 2005	4.41	4.02	3.54
December 31, 2005	5.52	5.08	4.09
June 30, 2006	5.20	4.92	4.59
December 31, 2006	5.29	4.92	4.86
June 30, 2007	5.66	5.26	5.00
December 31, 2007	6.77	5.74	5.82
March 31, 2008	6.01	5.10	5.38

Source: Korea Securities Dealers Association

Notes:

(1)	Measured by the yield on three-year AA- rated corporate bonds.

(2)	Measured by the yield on three-year treasury bonds.

(3)	Measured by the yield on certificates of deposit (with maturity of 91 days).

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

Financial Impact of Acquisitions

Acquisition of LG Card

On March 23, 2007, we acquired the controlling interest in LG Card and LG Card became our subsidiary following a public tender offer held from February 28, 2007 to March 19, 2007, as a result of which we acquired 98,517,316 shares, or 78.6%, of the common stock of LG Card at the price of ~~W~~67,770 per share, or an aggregate price of ~~W~~6,676 billion, in addition to 8,960,005 shares, or 7.15%, of the common stock of LG Card held by Shinhan Bank prior to the public tender offer, for a total of 107,477,321 shares, or 85.7%, of the common stock of LG Card immediately after the public tender offer. Through a second public tender offer held from June 14, 2007 to July 3, 2007, we acquired an additional 9,624,218 shares (including 8,960,005 shares purchased from Shinhan), or 7.68%, of the common stock of LG Card, at the price of ~~W~~46,392 per share, or an aggregate price of ~~W~~446 billion. On September 21, 2007, we acquired the remaining 17,227,869 shares, or 13.74%, of the common stock of LG Card, through a stock swap at the exchange ratio of 0.84932 common share of Shinhan Financial Group per common share of LG Card.

On March 23, 2007, we acquired 98,517,316 shares or 78.58% of LG Card’s issued and outstanding common stock through a tender offer to the public for approximately ~~W~~6,684 billion, following which we owned 85.73% of LG Card’s outstanding common shares, when counted together with the 7.15% equity interest in LG Card previously held by us.

We applied the equity method of accounting for our previous ownership interest of 7.15% in LG Card in conformity with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Accordingly, our investment, results of operations, and retained earnings were retrospectively adjusted as follows (in billions of Korean Won, except share data):

	2006
			Equity Method of
	As Previously		Accounting
	Reported		Adjustments		As Adjusted

Available-for-sale securities	~~W~~	17,458	~~W~~	(519)	~~W~~	16,939
Other assets		6,843		275		7,118

Assets adjusted	~~W~~	24,301	~~W~~	(244)	~~W~~	24,057

Accrued expenses and other liabilities	~~W~~	9,311	~~W~~	(67)	~~W~~	9,244
Retained earnings		5,146		59		5,205
Accumulated other comprehensive income, net of taxes		377		(236)		141

Liabilities and stockholders’ equity adjusted	~~W~~	14,834	~~W~~	(244)	~~W~~	14,590

Gain on other investment	~~W~~	207	~~W~~	117	~~W~~	324
Income tax expense		617		32		649
Net income		1,470		85		1,555
Basic net income per share		3,951		229		4,180
Diluted net income per share		3,951		229		4,180

	2005
			Equity Method of
	As Previously		Accounting
	Reported		Adjustments		As Adjusted

Gain on other investment	~~W~~	284	~~W~~	248	~~W~~	532
Non-interest expense (Other)		331		(15)		316
Income tax expense		942		72		1,014
Net income		1,739		191		1,930
Basic net income per share		5,190		573		5,763
Diluted net income per share		4,882		537		5,419

On May 28, 2007, we decided to acquire LG Card’s remaining issued and outstanding common stock, through a tender offer and share exchange, at the board of directors’ meeting.

On July 6, 2007, we acquired 664,213 shares or 0.53% of LG Card’s issued and outstanding common stock through a tender offer to the public for approximately ~~W~~31 billion.

On September 21, 2007, we completed the acquisition of the remaining LG Card shares by issuing 14,631,973 the Group common shares (approximately ~~W~~815 billion based on the exchange terms) in exchange for those LG Card shares.

On October 1, 2007, a business transfer was held in which LG Card acquired and assumed all assets, liabilities and contracts of former Shinhan Card, and LG Card changed its name to “Shinhan Card.” Also, the former Shinhan Card changed its name to “SHC Management Co., Ltd.”

The aforementioned acquisitions were accounted for under the purchase method of accounting in accordance with SFAS 141. The purchase price was allocated to the assets acquired and the liabilities assumed based on their estimated fair value at the respective acquisition dates as summarized below.

	2007
	(In billions of Korean Won)

Cash and cash equivalents	~~W~~	316
Deposits		256
Call loans		512
Trading assets		2
Securities		44
Loans, net of allowance for loan losses		9,902
Premises and equipment, net		129
Other assets		718

Total assets	~~W~~	11,879

Borrowings and debentures	~~W~~	6,970
Other liabilities		1,381

Total liabilities	~~W~~	8,351

Fair value of net assets of LG Card	~~W~~	3,528

The allocation of the purchase consideration is as follows:

	2007
	(In billions of Korean Won)

Cash paid	~~W~~	6,707
Stock exchanged		815
Direct acquisition costs		8

Total purchase price	~~W~~	7,530

Allocation of purchase price:
Fair value of net assets of LG Card (excluding effect of CCI and deferred taxes)	~~W~~	3,831
Credit card relationship intangible asset(1)		1,064
Deferred tax		(303)
Goodwill		2,938

Total purchase price	~~W~~	7,530

Note:

(1)	Credit card relationship intangible reflects the estimated fair value of the credit card relationships acquired from LG Card from which we expect to derive future benefits over the estimated life of such relationships. The customer relationship intangible is amortized over its estimated useful life on a sum-of-the years’-digits basis. The estimated weighted average life of the customer relationship intangible is approximately 6 years. The fair value of this asset was based principally upon the estimates of (i) the profitability of the acquired accounts and (ii) the projected run-off of the acquired accounts.

See “Item 4. Information on the Company — Acquisition of LG Card.”

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

In November 2006, following a tax audit of us, the Korean National Tax Service imposed additional taxes in the amount of ~~W~~13 billion with respect to our tax liabilities and additional taxes in the amount of ~~W~~21 billion with respect to our customers’ tax liabilities, in each case, in respect of the deposits utilizing the Korean Won and Japanese Yen swaps as described above. We are currently appealing such imposition by the Korean National Tax Service although we have already made the imposed payments in order to avoid any further interest and penalty on unpaid taxes. For the purpose of fostering customer goodwill, we have determined, on a voluntary basis, to indemnify our customers for their increased tax liability to the extent resulting from their investment in these deposit products, including any additional tax liability that our customers may have against the Korean National Tax Service for gifts tax from the benefit of this indemnity. In 2006, based on the assumption that we may be subject to maximum additional tax-related liability, including the liability from the indemnity to our customers, we recorded a total charge to our income of ~~W~~52 billion in the year ended December 31, 2006, consisting of additional tax expenses of ~~W~~13 billion and provision for other losses of ~~W~~39 billion. In addition, we also recorded ~~W~~11 billion as deferred tax assets on our balance sheet as of December 31, 2006. In 2007, out of ~~W~~39 billion recorded as provision for other losses as of December 31, 2006, ~~W~~21 billion was reduced due to the advance payment of our customers’ tax liability and ~~W~~15 billion was reversed on the assumption that we will not be subject to any additional tax liability with respect to the Japanese Yen swaps discussed above, other than ~~W~~3 billion of provision for other losses in inheritance taxes related to our payment in 2007 for our customers’ tax on behalf of our customers. Mainly as a result of the foregoing, we had ~~W~~3 billion of provision for other losses and ~~W~~0.9 billion of related deferred tax assets as of December 31, 2007.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with U.S. GAAP, including prevailing practices within the financial services industry. The preparation of consolidated financial statements requires management to make judgments, involving significant estimates and assumptions, in the application of certain accounting policies about the effects of matters that are inherently uncertain. These estimates and assumptions, which may materially affect the reported amounts of certain assets, liabilities, revenues and expenses, are based on information available to us as of the date of the financial statements, and changes in this information over time could materially impact amounts reported in the financial statements as a result of the use of different estimates and assumptions. Certain accounting policies, by their nature, have a greater reliance on the use of estimates and assumptions, and could produce results materially different from those originally reported.

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

We generally consider the following corporate loans to be impaired:

•	loans classified as “substandard” or below according to the asset classification guidelines of the Financial Services Commission;

•	loans that are more than 90 days past due; and

•	loans which are “troubled debt restructuring” as defined under U.S. GAAP.

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

We generally evaluate consumer loans and certain smaller balance corporate loans, including leases, mortgage and home equity loans, and credit card balances, as individual pools for credit loss allowance purposes due to their homogeneous nature based on historical loss experience. Such allowances have been established using several modeling tools, including a risk rating migration model, when considering consumer loans and corporate loans, and a delinquency roll-rate model when considering credit cards.

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

In August 2003, we issued redeemable preferred shares and redeemable convertible preferred shares as part of the consideration paid to the Korea Deposit Insurance Corporation in connection with our acquisition of Chohung Bank. In January 2007, we issued additional redeemable preferred shares and redeemable convertible preferred shares to 12 government entities and financial institutions in Korea to raise funds for the acquisition of LG Card. Our redeemable preferred shares and redeemable convertible preferred shares are recorded at their fair value as of the issuance. Changes in the expected future cash dividend payments, repayment provisions or model assumptions and variables used can affect the fair values of the preferred stock. See Note 21 in the notes to our consolidated financial statements included in this annual report for additional information related to our redeemable preferred shares.

Goodwill and Other Intangible Assets

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards, or “SFAS,” No. 142, Goodwill and Other Intangible Assets, (“SFAS No. 142”) as required by the accounting principles generally accepted in the United States.

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

We recognized a significant amount of goodwill in connection with our acquisition of LG Card in 2007. In addition, we acquired the credit card relationship intangible asset, in connection with the acquisition of LG Card. For discussions on the nature and accounting for goodwill and intangible assets see Notes 1, 3 and 10 in “Item 18. Financial Statements — Notes to the consolidated financial statements of Shinhan Financial Group.”

Our core deposit, credit card relationship and value of business acquisition, or VOBA, intangibles determined to have definite lives are amortized over their useful lives. If conditions exist that indicate the carrying amount may not be recoverable, we review these intangible assets with definite lives for impairment to ensure they are appropriately valued. Such conditions may include adverse changes in business or political climate, actions by regulators and customer account run-off rates.

We do not amortize goodwill or indefinite-lived intangibles consisting of court deposits and borrowings from Korea Securities Finance Corporation. Instead, we perform tests for impairment of goodwill annually or more frequently if events or circumstances indicate it might be impaired. Such tests include comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value is less than the carrying value, a second test is required to measure the amount of goodwill impairment. The second step of the goodwill impairment test compares the implied fair value of reporting unit goodwill with the carrying value of that goodwill. If the carrying value of reporting unit goodwill exceeds the implied fair value of that goodwill, we recognize an impairment loss in an amount equal to that excess. Test for indefinite-lived intangible assets, including borrowings from Korea Securities Finance Corporation and court deposits at Shinhan Bank, is also carried out on an annual basis on an asset-by-asset basis, or more frequently if events or circumstances indicate they might be impaired. Impairment assessments are performed using a variety of valuation methodologies, including discounted cash flow estimates. Management estimates the future cash flows expected to be derived from the use and, if applicable, the terminal value of the assets. The key variables that management must estimate include, among other factors, market trading volume, market share, fee income, growth rate and profitability margin. Although the assumptions used are consistent with our internal planning, significant management judgment is involved in estimating these variables, which include inherent uncertainties. A discount rate is applied to the cash flow estimates considering our cost of capital rate and specific country and industry risk factors. The cash flows of Shinhan Bank’s reporting units were discounted using discount rates ranging from 12.64% to 13.00% during 2007.

The sharp decline in the Korean financial industry during the second half of 2002 prompted a re-assessment of all key assumptions underlying our goodwill valuation judgments. As result of our review, we determined that goodwill impairment charges of ~~W~~115 billion and ~~W~~22 billion were required on the goodwill recorded in the brokerage and capital market units of Good Morning Shinhan Securities. The decline of the brokerage industry during 2006 required us to further assess key assumptions underlying our goodwill valuation judgment. As result of our review, we determined that goodwill impairment charges of ~~W~~129 billion were required on the goodwill recorded in the brokerage market unit of Good Morning Shinhan Securities during 2006. The amount of these charges were equal to the difference between the carrying amount of goodwill and its implied fair value, which is based on the fair value of the net assets in respect of reporting units.

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

See notes 3 and 10 in the notes to our consolidated financial statements included in this annual report for additional information related to goodwill and intangible assets.

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

See note 35 of the notes to our consolidated financial statements included in this annual report for additional information related to VIEs.

In connection with certain asset securitization transactions, we do not sell assets to an entity referred to as a qualifying special-purpose entity (QSPE) as defined pursuant to the FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement 125.

Contingent Liabilities

We are subject to contingent liabilities, including judicial, tax, regulatory and arbitration proceedings, commitments provided to our customers and other claims arising from the conduct of our business activities. We establish allowances against these contingencies in our financial statements based on our assessment of the probability of occurrence and our estimate of the obligation. We involve internal and external advisors, such as attorneys, consultants and other professionals, in assessing probability and in estimating any amounts involved. Throughout the life of a contingency, we or our advisors may learn of additional information that can affect our assessments about probability or about the estimates of amounts involved. Changes in these assessments can lead to changes in allowances recorded on our financial statements. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts provided in our financial statements for those claims. See note 30 of the notes to our consolidated financial statements included in this annual report for additional information related to commitments and contingencies.

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

In 2007, we decided that it is more likely than not that we will not be able to utilize in the future certain net deferred tax assets of net operating loss carryforwards of Shinhan Financial Group. Thus we recorded valuation allowance of ~~W~~65.8 billion on such deferred tax assets.

See note 24 of the notes to our consolidated financial statements included in this annual report for additional information related to deferred tax assets and valuation allowance.

Average Balance Sheet and Volume and Rate Analysis

Average Balance Sheet and Related Interest

The following table shows our average balances and interest rates, as well as the net interest spread, net interest margin and asset liability ratio, for the years ended December 31, 2005, 2006 and 2007.

	Year Ended December 31,
	2005					2006					2007
			Interest					Interest					Interest
	Average		Income/		Yield /	Average		Income/		Yield /	Average		Income/		Yield /
	Balance(1)		Expense		Rate	Balance(1)		Expense		Rate	Balance(1)		Expense		Rate
	(In billions of Won, except percentages)

Assets:
Interest-bearing deposits	~~W~~	1,778	~~W~~	64	3.60%	~~W~~	2,607	~~W~~	93	3.57%	~~W~~	3,412	~~W~~	150	4.40%
Call loans and securities purchased under resale agreements		2,499		85	3.40		1,674		73	4.36		2,506		111	4.43
Trading assets		3,394		111	3.27		4,152		147	3.54		7,432		300	4.04
Securities(2)		19,348		932	4.82		26,526		1,199	4.52		28,388		1,403	4.94
Loans(3):
Commercial and industrial		36,079		2,075	5.75		36,663		2,349	6.41		47,492		3,071	6.47
Other commercial		20,072		1,145	5.70		21,054		1,433	6.81		27,436		1,909	6.96
Lease financing		749		47	6.28		656		37	5.64		1,201		69	5.66

Total corporate		56,900		3,267	5.74		58,373		3,819	6.54		76,129		5,049	6.63

Mortgage and home equity		24,630		1,290	5.24		27,212		1,665	6.12		30,605		1,938	6.33
Credit cards		4,574		589	12.88		4,877		508	10.42		12,555		1,517	12.08
Other consumer		15,552		1,150	7.39		19,357		1,389	7.18		22,625		1,681	7.43

Total consumer		44,756		3,029	6.77		51,446		3,562	6.92		65,785		5,136	7.81

Total loans		101,656		6,296	6.19		109,819		7,381	6.72		141,914		10,185	7.18

Other interest-earning assets		—		—	—		—		—	—		—		—	—

Total interest-earning assets	~~W~~	128,675	~~W~~	7,488	5.82%	~~W~~	144,778	~~W~~	8,893	6.14%	~~W~~	183,652	~~W~~	12,149	6.62%

Non-interest-earning assets:
Cash and cash equivalents		3,855		—			3,910		—			4,585		—
Other assets		16,669		—			18,209		—			24,716		—

Total assets	~~W~~	149,199	~~W~~	7,488		~~W~~	166,897	~~W~~	8,893		~~W~~	212,953	~~W~~	12,149

Liabilities:
Interest-bearing deposits:
Interest-bearing demand deposits	~~W~~	6,594	~~W~~	125	1.90%	~~W~~	7,964	~~W~~	37	0.46%	~~W~~	8,455	~~W~~	35	0.41%
Savings deposits		26,100		250	0.96		27,279		577	2.12		30,583		626	2.05
Certificates of deposit		8,838		338	3.82		9,934		464	4.67		15,475		808	5.22
Other time deposits		39,031		1,439	3.69		39,644		1,524	3.84		44,397		2,021	4.55
Mutual installment deposits		1,997		83	4.16		1,211		46	3.80		567		22	3.88

Total interest-bearing deposits		82,560		2,235	2.71		86,032		2,648	3.08		99,477		3,512	3.53

Short-term borrowings		14,975		357	2.38		13,688		536	3.92		16,810		701	4.17
Secured borrowings		6,584		240	3.65		8,132		334	4.11		10,635		510	4.80
Long-term debt		22,209		1,182	5.32		28,839		1,394	4.83		42,316		2,256	5.33
Other interest-bearing liabilities		—		—	—		—		—	—		—		—	—

Total interest bearing liabilities	~~W~~	126,328	~~W~~	4,014	3.18%	~~W~~	136,691	~~W~~	4,912	3.59%	~~W~~	169,238	~~W~~	6,979	4.12

	Year Ended December 31,
	2005					2006					2007
			Interest					Interest					Interest
	Average		Income/		Yield /	Average		Income/		Yield /	Average		Income/		Yield /
	Balance(1)		Expense		Rate	Balance(1)		Expense		Rate	Balance(1)		Expense		Rate
	(In billions of Won, except percentages)

Non-interest-bearing liabilities:
Non-interest-bearing deposits		2,393		—			2,166		—			2,736		—
Trading liabilities		1,177		—			1,635		—			1,671		—
Acceptance outstanding		1,944		—			1,189		—			339		—
Accrued expenses and other liabilities		10,985		—			16,038		—			18,939		—
Minority interest		73		—			121		—			188		—
Redeemable convertible preferred stock		585		—			195		—			—		—
Stockholders’ equity		5,714		—			8,862		—			19,842		—

Total liabilities and stockholders’ equity	~~W~~	149,199	~~W~~	4,014		~~W~~	166,897	~~W~~	4,912		~~W~~	212,953	~~W~~	6,979

Net interest spread(4)					2.64%					2.55%					2.49
Net interest margin(5)					2.70%					2.75%					2.82
Average asset liability ratio(6)					101.86%					105.92%					108.52

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank and Jeju Bank and (b) quarterly balances for other subsidiaries.

(2)	The average balance and yield on securities are based on amortized cost. The yield on the available-for-sale portfolio is based on average historical cost balances, therefore, the yield information does not give effect to changes in fair value that are reflected as a component of stockholders’ equity.

(3)	Non-accruing loans are included in the respective average loan balances. Income on such non-accruing loans is no longer recognized from the date the loan is placed on nonaccrual status. We reclassify loans as accruing when interest (including default interest) and principal payments are current.

(4)	The difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities.

(5)	The ratio of net interest income to average interest-earning assets.

(6)	The ratio of average interest-earning assets to average interest-bearing liabilities.

Analysis of Changes in Net Interest Income — Volume and Rate Analysis

The following tables provide an analysis of changes in interest income, interest expense and net interest income between changes in volume and changes in rates for (i) 2006 compared to 2005 and (ii) 2007 compared to 2006. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities in proportion to absolute volume and rate change. The variance caused by the change in both volume and rate has been allocated in proportion to the absolute volume and rate change.

	From 2005 to 2006
	Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change
	(In billions of Won)

Increase (decrease) in interest income
Interest-bearing deposits	~~W~~	30	~~W~~	(1)	~~W~~	29
Call loans and securities purchased under resale agreements		(32)		20		(12)
Trading assets		26		10		36
Securities		327		(60)		267

	From 2005 to 2006
	Interest Increase (Decrease) Due to Change in
	Volume	Rate	Change
	(In billions of Won)

Loans:
Commercial and industrial	34	240	274
Other commercial	58	230	288
Lease financing	(6)	(4)	(10)

Total corporate	86	466	552

Mortgage and home equity	144	231	375
Credit cards	37	(118)	(81)
Other consumer	274	(35)	239

Total consumer	455	78	533

Total loans	541	544	1,085

Other interest-earning assets	—	—	—

Total interest income	892	513	1,405

Increase (decrease) in interest expense
Interest bearing deposits:
Demand deposits	22	(110)	(88)
Savings deposits	12	315	327
Certificates of deposit	45	81	126
Other time deposits	23	62	85
Mutual installment deposits	(30)	(7)	(37)

Total interest-bearing deposits	72	341	413

Short-term borrowings	(33)	212	179
Secured borrowings	61	33	94
Long-term debt	328	(116)	212
Other interest-bearing liabilities	—	—	—

Total interest expense	428	470	898

Net increase in net interest income	464	43	507

	From 2006 to 2007
	Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change
	(In billions of Won)

Increase in interest income
Interest-bearing deposits	~~W~~	33	~~W~~	24	~~W~~	57
Call loans and securities purchased under resale agreements		37		1		38
Trading assets		130		23		153
Securities		88		116		204

	From 2006 to 2007
	Interest Increase (Decrease) Due to Change in
	Volume	Rate	Change
	(In billions of Won)

Loans:	—	—	—
Commercial and industrial	700	22	722
Other commercial	443	33	476
Lease financing	31	—	31

Total corporate	1,174	55	1,229

Mortgage and home equity	213	60	273
Credit cards	916	93	1,009
Other consumer	241	51	292

Total consumer	1,370	204	1,574

Total loans	2,544	259	2,803

Other interest-earning assets	—	—	—

Total interest income	2,832	423	3,255

Increase (decrease) in interest expense
Interest bearing deposits:
Demand deposits	2	(4)	(2)
Savings deposits	68	(19)	49
Certificates of deposit	284	60	344
Other time deposits	196	301	497
Mutual installment deposits	(25)	1	(24)

Total interest-bearing deposits	525	339	864

Short-term borrowings	128	37	165
Secured borrowings	114	62	176
Long-term debt	706	156	862
Other interest-bearing liabilities	—	—	—

Total interest expense	1,473	594	2,067

Net increase (decrease) in net interest income	1,359	(171)	1,188

Operating Results

2007 Compared to 2006

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income.

	Year Ended December 31,
	2006		2007		% Change
	(In billions of Won, except percentages)

Interest and dividend income:
Interest and fees on loans	~~W~~	7,381	~~W~~	10,185	38.0%
Interest and dividends on securities		1,199		1,403	17.0
Trading assets		147		300	N/M
Other interest income		166		261	57.2

Total interest and dividend income	~~W~~	8,893	~~W~~	12,149	36.6

Interest expense:
Interest on deposits	~~W~~	2,648	~~W~~	3,511	32.6%
Interest on short-term borrowings		524		660	26.0
Interest on secured borrowings		334		510	52.7
Interest on long-term debt		1,394		2,256	61.8
Other interest expense		12		42	N/M

Total interest expense		4,912		6,979	42.1

Net interest income	~~W~~	3,981	~~W~~	5,170	29.9%

Net interest margin(1)		2.75%		2.82%

N/M = Not meaningful

Note:

(1)	The ratio of net interest income to average interest-earning assets. See “— Average Balance Sheet and Volume and Rate Analysis — Average Balance Sheet and Related Interest.”

Interest and dividend income.  The 36.6% increase in interest and dividend income is due primarily to a 38.0% increase in interest and fees on loans and, to a lesser extent, a 17.0% increase in interest and dividends on securities.

The 38.0% increase in interest and fees on loans was due primarily to the following;

•	a significant increase in interest and fees on credit card loans from ~~W~~508 billion in 2006 to ~~W~~1,517 billion in 2007, which was due primarily to the acquisition of credit card loans as part of the LG Card acquisition;

•	a 30.7% increase in interest and fees on commercial and industrial loans from ~~W~~2,349 billion in 2006 to ~~W~~3,071 billion in 2007, which was due primarily to a 29.5% increase in average balance of commercial and industrial loans from ~~W~~36,663 billion in 2006 to ~~W~~47,492 billion in 2007, and an increase by six basis points in the average yield on such loans from 6.41% in 2006 to 6.47% in 2007;

•	a 33.2% increase in interest and fees on other commercial loans from ~~W~~1,433 billion in 2006 to ~~W~~1,909 billion in 2007, which was due primarily to a 30.3% increase in the average balance of other commercial loans from ~~W~~21,054 billion in 2006 to ~~W~~27,436 billion in 2007 and an increase by 15 basis points in the average yield on such loans from 6.81% in 2006 to 6.96% in 2007; and

•	a 16.4% increase in interest and fees on mortgage and home equity loans from ~~W~~1,665 billion in 2006 to ~~W~~1,938 billion in 2007, which was due primarily to a 12.5% increase in the average balance of mortgage and home equity loans from ~~W~~27,212 billion in 2006 to ~~W~~30,605 billion in 2007 and 21 basis points in the average yield on such loans from 6.12% in 2006 to 6.33% in 2007.

The increase in the average volume of commercial and industrial loans as well as other commercial loans was primarily as a result of increased lending to small- and medium-sized enterprises due to increased market efforts targeted at such customers. The increase in the average volume of mortgage and home equity loans was primarily as a result of continued demand for such loans in 2007 and the carryover of such loans from prior periods. The growth in demand for such loans continued to build up in 2007 compared to 2006, during which the average balance of such loans increased by 10.5% compared to 12.5% in 2007.

Overall, the average volume of our loans increased by 29.2% from ~~W~~109,819 billion in 2006 to ~~W~~141,914 billion in 2007.

The increase in the average yields for commercial and industrial loans, other commercial loans, and mortgage and home equity loans was primarily due to the general rise in market interest rates in Korea from 2006 to 2007.

The 17.0% increase in interest and dividends on securities was due primarily to a 7.0% increase in the average balance of securities from ~~W~~26,526 billion in 2006 to ~~W~~28,388 billion in 2007 and an increase of 42 basis points in the average yield on securities from 4.5% in 2006 to 4.9% in 2007.

Interest Expense.  Interest expense increased by 42.1% from ~~W~~4,912 billion in 2006 to ~~W~~6,979 billion in 2007, due primarily to a 32.6% increase in interest on deposits from ~~W~~2,648 billion in 2006 to ~~W~~3,512 billion in 2007 and a 61.84% increase in interest on long-term debt from ~~W~~1,394 billion in 2006 to ~~W~~2,256 billion in 2007.

The increase in interest expense on deposits in 2007 was primarily the result of a 15.6% increase in the average volume of interest-bearing deposits from ~~W~~86,032 billion in 2006 to ~~W~~99,477 billion in 2007 and an increase by 45 basis points in the cost of interest-bearing deposits from 3.08% in 2006 to 3.53% in 2007.

The principal reason for the increase in interest rates payable on our interest-bearing deposits was the increase in high interest rate deposit products, especially time deposits. The average interest rate paid on our certificates of deposit, which accounted for 15.6% of our average interest-bearing deposits in 2007, increased by 55 basis points from 4.67% in 2006 to 5.22% in 2007. The average interest rate paid on our time deposits other than certificate of deposit, which generally have maturities of more than one year (at the time of the execution of the contract) and accounted for 44.6% of our average interest-bearing deposits in 2007, increased by 71 basis points from 3.84% in 2006 to 4.55% in 2007. The average interest rate paid on our savings deposits , which accounted for 30.7% of our average interest-bearing deposits in 2007, decreased by 7 basis points from 2.12% in 2006 to 2.05% in 2007.

The increase in the average volume of interest-bearing deposits was due primarily to a 12.1% increase in average volume of savings deposits from ~~W~~27,279 billion in 2006 to ~~W~~30,583 billion in 2007, a 55.8% increase in average volume of our certificate of deposits from ~~W~~9,934 billion in 2006 to ~~W~~15,475 billion in 2007 and a 12.0% increase in average volume of time deposits other than certificate of deposits from ~~W~~39,644 billion in 2006 to ~~W~~44,397 billion in 2007, which was partially offset by a 53.2% decrease in the average volume of mutual installment deposits from ~~W~~1,211 billion in 2006 to ~~W~~567 billion in 2007.

The 61.8% increase in interest expense on long-term debt was primarily due to a 46.7% increase in the average volume of long-term debt from ~~W~~28,839 billion in 2006 to ~~W~~42,316 billion in 2007, which mainly resulted from:

•	the increased issuance of foreign long-term debt by Shinhan Bank to take advantage of lower funding costs in the low exchange rate environment in 2007;

•	the increased issuance of financial debentures by Shinhan bank to secure long-term funding for operations in light of the increased outflow of customer funds to other higher-yielding accounts, such as cash management accounts (CMA) offered by securities companies;

•	the increased issuance of corporate debentures by our holding company to fund the operations of its non-banking subsidiaries and secure funding for the LG Card acquisition; and

•	an increase by 50 basis points in the average interest rates paid on our long-term debt from 4.83% in 2006 to 5.33% in 2007, primarily as a result of the general increase in the average market interest in 2007.

The 52.7% increase in interest on secured borrowings was due primarily to a 30.8% increase in the average volume of secured borrowings from ~~W~~8,132 billion in 2006 to ~~W~~10,635 billion in 2007 as a result of consolidation of LG Card’s results of operation for the period from March 1, 2007 through December 31, 2007 and an increase by 69 basis points in the average interest rates paid on secured borrowings from 4.11% in 2006 to 4.80% in 2007.

Net interest margin.  Net interest margin represents the ratio of net interest income to average interest earning assets. Our overall net interest margin increased from 2.75% in 2006 to 2.82% in 2007, primarily due to the acquisition of credit card receivables upon the acquisition of LG Card, which typically carry higher net interest margins than bank loans. The increase in our overall net interest margin was also due to a 29.87% increase in net interest income from ~~W~~3,981 billion in 2006 to ~~W~~5,170 billion in 2007 and a 26.85% increase in the average volume of our interest earning assets from ~~W~~144,778 billion in 2006 to ~~W~~183,652 billion in 2007.

Provision for loan losses

For a discussion of our loan loss provisioning policy, see “Item 4. Information on the Company — Description of Assets and Liabilities — Loan Portfolio — Provisioning Policy.”

Our provision for loan losses significantly decreased to ~~W~~40 billion in 2007 from ~~W~~252 billion in 2006, primarily reflecting the improvement in the overall asset quality of our loan resulting from the relatively paucity of problem loans in the credit card sector and the large corporate sector compared to prior years and the implementation of stricter loan review process. For similar reasons, our ratio of non-performing loans over total loans decreased to 0.87% as of December 31, 2007 from 1.02% as of December 31, 2006.

The total loan balance increased by ~~W~~29,372 billion from December 31, 2006 to December 31, 2007. Credit card loans, which are considered to have a higher credit risk than other types of loans, accounted for ~~W~~10,757 billion, or 36.62% of such increase, due to the acquisition of LG Card in March 2007. Accordingly, our nonaccrual loans, including the past due loans within the repayment grace period, increased to ~~W~~3,057 billion, or 2.01% of our total loans, as of December 31, 2007, from ~~W~~2,099 billion, or 1.71% of our total loans, as of December 31, 2006.

The following table sets forth for the periods indicated the components of provision for credit losses by product type.

	As of December 31,
	2006		2007		% Change
	(In billions of Won, except percentages)

Total (reversal of) provision for loan losses (A):
Corporate	~~W~~	194	~~W~~	182	(6.2)%
Mortgages and home equity		(18)		(4)	77.8
Other consumer		44		14	(68.2)
Credit cards		32		(152)	N/M

		252		40	(84.1)%

Total (reversal of) provision for off-balance sheet credit instruments (B):
Guarantees and acceptances	~~W~~	(15)	~~W~~	(12)	(20.0)%
Unused portions of credit line		(11)		52	N/M

		(26)		40	N/M

Total (reversal of) provision for credit losses (A+B)	~~W~~	226	~~W~~	80	(64.6)%

N/M = not meaningful

Provision for loan losses for corporate loans decreased by 6.2% from ~~W~~194 billion in 2006 to ~~W~~182 billion in 2007, primarily as a result of a decrease in impaired loans and improvements in the asset quality of our corporate loan portfolio. On the other hand, our loan loss allowance against corporate loans increased by 10.79% from ~~W~~1,269 billion as of December 31, 2006 to ~~W~~1,406 billion as of December 31, 2007, due primarily to the increase in the volume of corporate loans, which more than offset the effect of improved asset quality.

Reversal of provision for loan losses against mortgage and home equity loans decreased from ~~W~~18 billion in 2006 to ~~W~~4 billion in 2007 due primarily to the continued improvement in asset quality and recoveries of charged-off loan. Our loan loss allowance against mortgage and home equity loans remained stable at ~~W~~4 billion as of December 31, 2006 and 2007, while our mortgage and home equity loans increased by 4.6% from ~~W~~30,097 billion as of December 31, 2006 to ~~W~~31,495 billion as of December 31, 2007 reflecting the continued demand for such loans and the carryover of such loans from prior periods. The ratio of non-performing loans to total loans within this portfolio declined from 0.23% in 2006 to 0.14% in 2007.

Provision for loan losses for other consumer loans decreased by 68.2% from ~~W~~44 billion in 2006 to ~~W~~14 billion in 2007, primarily reflecting the improvement in the asset quality of our other consumer loans which more than offset an increase in the total volume of our other consumer loans. Net charge-offs within the other consumer loan portfolio remained relatively stable from ~~W~~53 billion in 2006 to ~~W~~52 billion in 2007. Other consumer loans have increased by 24.5% from ~~W~~20,458 billion as of December 31, 2006 to ~~W~~25,475 billion as of December 31, 2007. However, the allowance for loan losses has decreased by 14.3% from ~~W~~175 billion as of December 31, 2006 to ~~W~~150 billion as of December 31, 2007, primarily reflecting the improvement in the asset quality of our other consumer loans which more than offset an increase in the total volume of our other consumer loans. The ratio of non-performing loans to total loans within this portfolio decreased from 0.58% as of December 31, 2006 to 0.33% as of December 31, 2007.

We recorded reversal of provision for loan losses against credit cards of ~~W~~152 billion in 2007 compared to provision for loan losses of ~~W~~32 billion in 2006, primarily due to the improvement in the asset quality of credit card receivables acquired as part of acquisition of LG Card. We recorded reversal of net charge-offs within the credit card portfolio of ~~W~~33 billion in 2007 compared to ~~W~~141 billion in 2006. Our credit card balances increased significantly from ~~W~~3,924 billion as of December 31, 2006 to ~~W~~14,681 billion as of December 31, 2007, primarily as a result of the acquisition of LG Card in March 2007. Our allowance for losses against credit cards increased significantly from ~~W~~127 billion as of December 31, 2006 to ~~W~~539 billion as of December 31, 2007, primarily due to the acquisition of LG Card in March 2007. The ratio of non-performing loans to total loans within our credit card portfolio increased from 1.07% as of December 31, 2006 to 1.12% as of December 31, 2007, primarily as a result of the acquisition of LG Card, whose asset quality was comparatively poorer than of former Shinhan Card.

Total provision for off-balance sheet credit instruments increased from 2006 to 2007, primarily due to an increase in the unused portion of credit lines, which was primarily due to an increase in commitments to extend credit in the form of corporate loans and credit cards as a result of the acquisition of LG Card.

Noninterest Income

The following table sets forth for the periods indicated the components of our noninterest income.

	As of December 31,
	2006		2007		% Change
	(In billions of Won, except percentages)

Commissions and fees from non-trust management:
Brokerage fees and commissions(1)	~~W~~	479	~~W~~	858	79.1%
Other fees and commissions(2)		1,032		1,754	70.0
Net trust management fees(3)		106		73	(31.1)
Net trading profits		141		(210)	N/M
Net gains (losses) on securities		31		169	N/M
Gain on other investment		324		181	(44.1)
Net gain on foreign exchange		229		146	(36.2)
Insurance income		1,109		1,119	0.9
Other		336		648	92.9

Total noninterest income	~~W~~	3,787	~~W~~	4,738	25.1%

Notes:

(1)	Consists of commissions, fees and markup on securities brokerage activities.

(2)	Includes commissions received on remittance, commissions received on imports and export letters of credit and commissions received from foreign exchange transactions.

(3)	Consists principally of fees from management of trust accounts in our banking operations.

The 25.1% increase in noninterest income was mainly attributable to the 70.0% increase in other fees and commissions and the 79.1% increase in brokerage fees and commissions. The increase in other fees and commissions was principally the result of an increase in fees from the sales of beneficiary certificates, including investment fund products, due to the increasing popularity of such fund products among consumers seeking products that provide higher yields than bank deposits. The increase in brokerage fees and commissions was due to the increased investment in stocks and other securities by our customers due to the general upturn in the Korean stock market.

Noninterest Expenses

The following table shows, for the periods indicated, the components of our noninterest expense.

	Year Ended December 31,
	2006		2007		% Change
	(In billions of Won, except percentages)

Employee compensation and other benefits	~~W~~	1,789	~~W~~	2,056	14.9%
Depreciation and amortization		471		812	72.4
General and administrative expenses		666		878	31.8
Credit card fees		205		665	N/M
Provision (reversal) for other losses		(16)		72	N/M
Insurance fees on deposits		128		131	2.3
Other fees and commission expenses		358		446	24.6
Taxes (except income taxes)		96		128	33.3
Insurance operating expense		1,147		1,351	17.8
Other		482		301	(37.6)

Total noninterest expenses	~~W~~	5,326	~~W~~	6,840	28.4%

N/M = Not meaningful

The 28.4% increase in noninterest expenses was mainly attributable to the significant increase in credit card fees, the 72.4% increase in depreciation and amortization, the 14.9% in employee compensation and other benefits and the 31.8% in general administrative expenses. All of these increases were related to the increases in corresponding items following the acquisition of LG Card in March 2007.

Income Tax Expense

Income tax expense increased by 62.9% from ~~W~~656 billion in 2006 to ~~W~~1,058 billion in 2007 to as a result of the increase in our taxable income due to the acquisition of LG Card in March 2007. The statutory tax rate was 27.5% in 2006 and 2007. Our effective rate of income tax increased to 34.3% in 2007 from 29.2% in 2006, due to the provision of valuation allowance for deferred tax assets change related to the Japanese Yen swap.

Net Income Before Extraordinary Item

As a result of the foregoing, our net income before extraordinary items increased by 23.2% from ~~W~~1,566 billion in 2006 to ~~W~~1,930 billion in 2007.

2006 Compared to 2005

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income.

	Year Ended December 31,
	2005		2006		% Change
	(In billions of Won, except percentages)

Interest and dividend income:
Interest and fees on loans	~~W~~	6,296	~~W~~	7,381	17.2%
Interest and dividends on securities		932		1,199	28.6
Trading assets		111		147	32.4
Other interest income		149		166	11.4

Total interest and dividend income	~~W~~	7,488	~~W~~	8,893	18.8

Interest expense:
Interest on deposits	~~W~~	2,234	~~W~~	2,648	18.5%
Interest on short-term borrowings		340		524	54.1
Interest on secured borrowings		240		334	39.2
Interest on long-term debt		1,182		1,394	17.9
Other interest expense		18		12	(33.3)

Total interest expense		4,014		4,912	22.4

Net interest income	~~W~~	3,474	~~W~~	3,981	14.6%

Net interest margin(1)		2.70%		2.75%

Note:

(1)	The ratio of net interest income to average interest-earning assets. See “— Average Balance Sheet and Volume and Rate Analysis — Average Balance Sheet and Related Interest.”

Interest and dividend income.  The 18.8% increase in interest and dividend income is due primarily to a 17.2% increase in interest and fees on loans and a 28.6% increase in interest and dividends on securities.

The average balance of our interest earning assets increased 12.7% from ~~W~~128,733 billion in 2005 to ~~W~~145,037 billion in 2006, principally as a result of an increase in the average balances of investment securities and loans.

The 28.6% increase in interest and dividends on securities was due primarily to a 38.4% increase in the average balance of securities from ~~W~~19,348 billion in 2005 to ~~W~~26,785 billion in 2006, which was partially offset by a decline by 34 basis points in the average yield on securities from 4.82% in 2005 to 4.48% in 2006.

The 17.2% increase in interest and fees on loans was due primarily to the following;

•	a 29.1% increase in interest and fees on mortgage and home equity loans from ~~W~~1,290 billion in 2005 to ~~W~~1,665 billion in 2006, which was due primarily to a 10.5% increase in the average balance of mortgage and home equity loans from ~~W~~24,630 billion in 2005 to ~~W~~27,212 billion in 2006 and an increase of 88 basis points in the average yield on such loans from 5.24% in 2005 to 6.12% in 2006;

•	a 25.2% increase in interest and fees on other commercial loans from ~~W~~1,145 billion in 2005 to ~~W~~1,433 billion in 2006, which was due primarily to a 4.6% increase in average balance of other commercial loans from ~~W~~20,130 billion in 2005 to ~~W~~21,054 billion in 2006 and an increase by 112 basis points in the average yield on such loans from 5.69% in 2005 to 6.81% in 2006; and

•	a 13.2% increase in interest and fees on commercial and industrial loans from ~~W~~2,075 billion in 2005 to ~~W~~2,349 billion in 2006, which was due primarily to an increase by 66 basis points in the average yield on such loans from 5.75% in 2005 to 6.41% in 2006 and a 1.6% increase in the average balance of such loans from ~~W~~36,079 billion in 2005 to ~~W~~36,663 billion in 2006.

Our loans in 2006 recorded a 8.0% increase in average volume from ~~W~~101,714 in 2005 to ~~W~~109,819 in 2006, due primarily to an increase in the average balance of consumer loans as follows:

•	a 10.5% increase in the average balance of mortgage and home equity loans from ~~W~~24,630 billion in 2005 to ~~W~~27,212 billion in 2006; and

•	a 24.5% increase in the average balance of other consumer loans from ~~W~~15,552 billion in 2005 to ~~W~~19,357 billion in 2006.

Our credit cards recorded a 6.6% increase in average volume from ~~W~~4,574 billion in 2005 to ~~W~~4,877 billion, due primarily to an increase in one-time credit card purchases, which was partially offset by a decrease in cash advances and card loans. The average yield on credit cards decreased by 246 basis points from 12.88% in 2005 to 10.42% in 2006.

Interest Expense.  Interest expense increased by 22.4% from ~~W~~4,014 billion in 2005 to ~~W~~4,912 billion in 2006, due primarily to a 18.5% increase in interest on deposits from ~~W~~2,234 billion in 2005 to ~~W~~2,648 billion, a 17.9% increase in interest on long-term debt from ~~W~~1,182 billion in 2005 to ~~W~~1,394 billion in 2006, and a 39.2% increase in interest on secured borrowings from ~~W~~240 billion in 2005 to ~~W~~334 billion in 2006.

The 18.5% increase in interest expense on deposits in 2006 was primarily the result of an increase by 46 basis points in the cost of interest-bearing deposits from 2.71% in 2005 to 3.08% in 2006 and a 4.2% increase in the average volume of interest-bearing deposits from ~~W~~82,560 billion in 2005 to ~~W~~86,032 billion in 2006.

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

The increase in the average volume of interest-bearing deposits is due primarily to a 4.5% increase in average volume of savings deposits from ~~W~~26,100 billion in 2005 to ~~W~~27,279 billion in 2006 and a 12.4% increase in the average volume of certificate of deposits from ~~W~~8,838 billion in 2005 to ~~W~~9,934 billion in 2006, which was partially offset by a 1.6% increase in the average volume of time deposits other than certificates of deposit from ~~W~~39,031 billion in 2005 to ~~W~~39,644 billion in 2006 and a decrease in the average volume of other deposit products.

The 17.9% increase in interest expense on long-term debt was due to a 29.9% increase in the average volume of long-term debt from ~~W~~22,209 billion in 2005 to ~~W~~28,839 billion in 2006 resulting from the issuance of financial debentures by Shinhan Bank to secure long-term funding for operations and the issuance of corporate debentures and long-term debt by our holding company to fund the operations of its non-banking subsidiaries, make repayments on the redeemable preferred shares and secure advance funding for the LG Card acquisition, which was partially offset by a decline by 14 basis points in the average interest rates paid on our long-term debt from 5.32% in 2005 to 4.83% in 2006, primarily as a result of the general decline in the average market interest in 2006.

The 39.2% increase in interest on secured borrowings was due primarily to an increase by 46 basis points in the average interest rate paid from 3.65% in 2005 to 4.11% in 2006, resulting from an increase in interest rates payable on secured borrowings following the general increase in the average market interest rates.

Net interest margin.  Net interest margin represents the ratio of net interest income to average interest earning assets. Our overall net interest margin increased from 2.70% in 2005 to 2.75% in 2006, primarily due to a 14.6% increase in net interest income from ~~W~~3,474 billion in 2005 to ~~W~~3,981 billion in 2006 and a 12.7% increase in the average volume of our interest earning assets from ~~W~~128,733 billion in 2005 to ~~W~~145,037 billion in 2006.

Provision for loan losses

Our provision for loan losses was ~~W~~252 billion in 2006 as compared to reversal of provision for loan losses of ~~W~~255 billion in 2005, primarily reflecting an increase in the total allowance for loan losses as a result of an increase in the total loan balance, which was partially offset by a decrease by 14 basis points in the rate of provision for loan losses, which is computed as the ratio of allowance for loan losses to the total loan balance. We decreased the rate of provision for loan losses in light of the continued improvement in the credit quality of our overall loan portfolio following the growth in Korean economy.

The total loan balance increased by ~~W~~16,598 billion in 2006, and mortgage and home equity loans which are considered to have a lower credit risk than other types of loans accounted for ~~W~~4,257 billion, or 25.6% of the increase in our total loan balance. On the other hand, our credit card portfolio which is with a higher credit risk decreased by ~~W~~317 billion in 2006. Our ratio of non-performing loans over total loans decreased to 1.02% as of December 31, 2006 from 1.51% as of December 31, 2005. In addition, our nonaccrual loans, including the past due loans within the repayment grace period , increased to ~~W~~2,099 billion, or 1.71% of total loans, as of December 31, 2006, from ~~W~~2,052 billion, or 1.94% of total loans, as of December 31, 2005.

The foregoing contributed to a significant increase in our provision for loan losses in 2006, which may be further explained by reference to:

•	an increase in the total amount of non-impaired corporate loans from ~~W~~55,606 billion in 2005 to ~~W~~66,592 billion in 2006, which more than offset an improvement in the loss ratio for non-impaired loans following the overall economic turnaround; and

•	an increase in the average loss rates from 30.8% in 2005 to 62.9% in 2006 for corporate loans, primarily resulting from the relatively high loss rates for corporate loans that were newly reclassified as impaired, which more than offset a decrease in the total amount of impaired loans from ~~W~~2,285 billion in 2005 to ~~W~~1,375 billion in 2006.

The extent of provision for credit losses in 2006 were partially offset by a decrease in provision for credit losses in respect of unused portions of lines of credits that we extended to our customers, which are not immediately cancelable at our option. In 2005, our provision for credit losses on such unused portions of credit lines was ~~W~~111 billion. In 2006, a reversal of provision for credit losses on such unused portions of credit lines amounted to ~~W~~11 billion primarily due to a decrease in the loss rate of non-impaired loans.

The following table sets forth for the periods indicated the components of provision for credit losses by product type.

	As of December 31,
	2005		2006		% Change
	(In billions of Won, except percentages)

Total (reversal of) provision for loan losses (A):
Corporate	~~W~~	(402)	~~W~~	194	N/M
Mortgages and home equity		(1)		(18)	N/M
Other consumer		76		44	(42.1)
Credit cards		72		32	(55.5)

		(255)		252	N/M

Total (reversal of) provision for off-balance sheet credit instruments (B):
Guarantees and acceptances	~~W~~	(39)	~~W~~	(15)	(61.5)%
Unused portions of credit line		111		(11)	N/M

		72		(26)	N/M

Total (reversal of) provision for credit losses (A+B)	~~W~~	(183)	~~W~~	226	N/M

N/M = not meaningful

We recorded reversal of provision for loan losses against corporate loans of ~~W~~402 billion in 2005 compared to provision for loan losses of ~~W~~194 billion in 2006. This was due primarily to an increase of provision for loans losses of impaired corporate loans. Our loan loss allowance against corporate loans increased by 18.2% from ~~W~~1,074 billion as of December 31, 2005 to ~~W~~1,269 billion as of December 31, 2006, due primarily to a higher loss rate for impaired corporate loans and an increase in the amount of total corporate loans, which more than offset decreases in the total amount of non-performing loans and net charge-offs.

Reversal of provision for loan losses against mortgage and home equity loans increased from ~~W~~1 billion in 2005 to ~~W~~18 billion in 2006 due primarily to the improved quality of loans. Our loan loss allowance against mortgage and home equity loans decreased 78.95% from ~~W~~19 billion as of December 31, 2005 to ~~W~~4 billion as of December 31, 2006 while our mortgage and home equity loans increased 16.47% from ~~W~~25,840 billion as of December 31, 2005 to ~~W~~30,097 billion as of December 31, 2006 reflecting increased demand for such loans. The ratio of non-performing loans to total loans within this portfolio declined from 0.4% in 2005 to 0.2% in 2006.

Our provision for loan losses against other consumer loans decreased 42.1% from ~~W~~76 billion in 2005 to ~~W~~ 44 billion in 2006 primarily reflecting a decrease in the amount of write-offs. Net charge-offs within the other consumer loan portfolio has decreased from ~~W~~262 billion in 2005 to ~~W~~53 billion in 2006. Other consumer loans have increased 14.45% from ~~W~~17,875 billion as of December 31, 2005 to ~~W~~20,458 billion as of December 31, 2006. However, the allowance for loan losses has decreased 4.37% from ~~W~~183 billion as of December 31, 2005 to ~~W~~175 billion as of December 31, 2006, reflecting continued aggressive charge-offs of delinquent accounts, decreased levels of delinquencies within the loan portfolio, and improved credit quality of impaired loans. The ratio of non-performing loans to total loans within this portfolio decreased from 1.0% as of December 31, 2005 to 0.6% as of December 31, 2006.

Our provision for loan losses against credit cards decreased 55.5% from ~~W~~72 billion in 2005 to ~~W~~32 billion in 2006 reflecting a decrease in delinquencies during 2006 and a decrease in the size of the loan portfolio. Net charge-offs within the credit card portfolio has decreased from ~~W~~244 billion in 2005 to ~~W~~141 billion in 2006. Our credit card balances resulted in a 7.50% decrease from ~~W~~4,242 billion as of December 31, 2005 to ~~W~~3,924 billion as of December 31, 2006. Our allowance for losses against credit cards has decreased 46.19% from ~~W~~236 billion as of December 31, 2005 to ~~W~~127 billion as of December 31, 2006, primarily due to an improvement in the overall quality of our credit card assets following continued charge-offs of delinquent accounts. The ratio of non-performing loans to total loans within our credit card portfolio decreased from 1.1% as of December 31, 2005 to 1.0% as of December 31, 2006.

Total provision for off-balance sheet credit instruments decreased from 2005 to 2006 due to reversal of unused portions of credit lines. The decrease in provision for unused portions of credit lines was primarily due to a decrease in loss rates of non-impaired corporate loans.

Noninterest Income

The following table sets forth for the periods indicated the components of our noninterest income.

	As of December 31,
	2005		2006		% Change
	(In billions of Won, except percentages)

Commissions and fees from non-trust management:
Brokerage fees and commissions(1)	~~W~~	345	~~W~~	479	38.8%
Other fees and commissions(2)		1,160		1,032	(11.0)
Net trust management fees(3)		100		106	6.0
Net trading profits		116		141	21.6
Net gains (losses) on securities		96		31	(67.7)
Gain on other investment		532		324	(39.1)
Net gain on foreign exchange		94		229	143.6
Insurance income		167		1,109	564.1
Other		335		336	0.3

Total noninterest income	~~W~~	2,945	~~W~~	3,787	28.6%

Notes:

(1)	Consists of commissions, fees and markup on securities brokerage activities.

(2)	Includes commissions received on remittance, commissions received on imports and export letters of credit and commissions received from foreign exchange transactions.

(3)	Consists principally of fees from management of trust accounts in our banking operations.

The 28.6% increase in noninterest income was mainly attributable to a significant increase in insurance income, which was due to the acquisition of Shinhan Life Insurance in November 2005.

Noninterest Expenses

The following table shows, for the periods indicated, the components of our noninterest expense.

	Year Ended December 31,
	2005		2006		% Change
	(In billions of Won, except percentages)

Employee compensation and other benefits	~~W~~	1,480	~~W~~	1,789	20.9%
Depreciation and amortization		377		471	24.9
General and administrative expenses		516		666	29.1
Credit card fees		134		205	53.0
Provision (reversal) for other losses		113		(16)	N/M
Insurance fees on deposits		125		128	2.4
Other fees and commission expenses		292		358	22.6
Taxes (except income taxes)		110		96	(12.7)
Insurance operating expense		178		1,147	544.4
Other		332		482	45.2

Total noninterest expenses	~~W~~	3,657	~~W~~	5,326	45.6%

The 45.6% increase in noninterest expenses was mainly attributable to a significant increase in insurance operating expenses, which was due to the acquisition of Shinhan Life Insurance in November 2005, and an increase in employee compensation other benefits paid out after the merger of Shinhan Bank and Chohung Bank.

Income Tax Expense

Income tax expense decreased by 34.5% from ~~W~~942 billion in 2005 to ~~W~~617 billion in 2006 to as a result of our decreased income and related tax expense. The statutory tax rate was 27.5% in both 2005 and 2006. Our effective rate of income tax decreased to 29.2% in 2006 from 35.0% in 2005. Our effective rate of income tax in 2005 was high compared to 2006 due to additional tax assessed by the Korean tax authority and provision of valuation allowance for deferred tax assets in 2005 and the reversal of the valuation allowance in 2006.

Net Income Before Extraordinary Item

As a result of the foregoing, our net income before extraordinary items decreased by 14.9% from ~~W~~1,739 billion in 2005 to ~~W~~1,480 billion in 2006.

Results by Principal Business Segment Under Korean GAAP

As of December 31, 2007, we were organized into eight major business segments as follows:

•	the following banking services, which are principally provided by Shinhan Bank:

•	retail banking;

•	corporate banking;

•	treasury and international banking; and

•	other banking services;

•	credit card services, which are provided by Shinhan Card;

•	securities brokerage services, which are provided by Good Morning Shinhan Securities;

•	life insurance services, which are provided by Shinhan Life Insurance; and

•	others.

The following discussion of our results of operations by principal business segment is provided on a Korean GAAP basis since this is the basis of accounting that we currently use to manage our business. Our chief operating decision maker regularly makes decisions about resources to be allocated to these activities and assesses performance of the activities using this information, and consequently this forms the basis of our segment reporting included in Note 33 in the notes to our consolidated financial statements included in this annual report.

	Segment Results(1)						Total Revenues(2)
	Year Ended December 31,
	2005		2006		2007		2005		2006		2007
			(In billions of Won, except percentages)

Shinhan Bank(3):
Retail banking	~~W~~	1,085	~~W~~	1,149	~~W~~	1,680	~~W~~	2,735	~~W~~	2,860	~~W~~	3,295
Corporate banking		796		472		525		1,383		1,056		1,130
Treasury and international business		(93)		371		(695)		5,124		5,958		5,211
Other banking services		(177)		317		1,344		819		1,644		2,583
Shinhan Card(4)		209		184		1,082		1,057		719		3,001
Good Morning Shinhan Securities		121		134		252		880		1,326		1,940
Shinhan Life Insurance		8		166		184		259		2,362		2,694
Other subsidiaries		30		9		(157)		361		256		68

Total(5)	~~W~~	1,979	~~W~~	2,802	~~W~~	4,215	~~W~~	12,618	~~W~~	16,181	~~W~~	19,922

Notes:

(1)	Represents income per segment before income taxes.

(2)	Represents net interest income plus noninterest income.

(3)	Includes information for Chohung Bank, which became our consolidated subsidiary in April 2003 following our acquisition of its controlling equity interest and merged with Shinhan Bank in April 2006.

(4)	Information for 2005 represents that of former Shinhan Card and does not include corresponding information for the credit card division of Chohung Bank. Information for 2006 represents that of former Shinhan Card for the period from January 1, 2006 through December 31, 2006 and that of the credit card division of Chohung Bank for the period from April 3, 2006, the date of the split-merger, through December 31, 2006, presented on a combined basis. Information for 2007 represents that of LG Card for the period from March 1, 2007 (the deemed acquisition date) through December 31, 2007 (including corresponding information for the assets and liabilities of former Shinhan Card (assumed by LG Card on October 1, 2007) for the period from October 1, 2007 through December 31, 2007), and corresponding information for former Shinhan Card from January 1, 2007 through September 30, 2007.

(5)	Before elimination or adjustments.

Retail Banking

The retail banking segment consists of Shinhan Bank’s business of providing mortgage and home equity loans and other consumer loans, deposits and other savings products. The table below provides the income statement data for the retail banking segment for the periods indicated.

	Year Ended December 31,						% Change
	2005(1)		2006(2)		2007		2005/2006	2006/2007
	(In billions of Won)

Income statement data
Net interest income	~~W~~	2,040	~~W~~	2,232	~~W~~	2,325	9.4%	4.2%
Noninterest income		695		628		970	(9.6)	54.5

Total revenues		2,735		2,860		3,295	4.6	15.2
Provision for credit losses		(257)		(283)		(223)	10.1	(21.2)
Noninterest expense including depreciation and amortization		(1,393)		(1,428)		(1,392)	2.5	(2.5)

Segment results(3)	~~W~~	1,085	~~W~~	1,149	~~W~~	1,680	5.9%	46.2%

Notes:

(1)	The data for 2005 represents the data for Shinhan Bank and Chohung Bank presented on a combined basis.

(2)	The data for 2006 does not include the information for Chohung Bank from January 1, 2006 to April 6, 2006, the date of the merger between Chohung Bank and Shinhan Bank.

(3)	Net income per segment before income taxes.

Comparison of 2007 to 2006

Our overall segment results increased by 46.2% from ~~W~~1,149 billion in 2006 to ~~W~~1,680 billion in 2007.

Net interest income increased by 4.2% due primarily to the increase in our interest rate in line with the general rise of market interests in Korea and the increase in the average volume of lending to individuals and households as a result of greater consumer demand for retail loans reflecting the increase in average market interest rates for such loans in Korea.

Noninterest income increased by 54.5% due primarily to the increase in the fees and commissions from the sales of investment fund products, which gained popularity among consumers in 2007 due to the bullish stock market in Korea.

Provision for credit losses on retail loans decreased by 21.2% due primarily to the non-recurrence of additional provisioning we were required to undertake in 2006 to meet the new minimum required provisioning levels established by the Financial Services Commission for retail loans under Korean GAAP, as well as the overall improvement in the asset quality of our retail loan portfolio, which more than offset the effect from the increase in the total volume of retail lending.

Noninterest expense including depreciation and amortization decreased by 2.5% due primarily to the non-occurrence of fees related to credit card services performed by Chohung Bank in 2006 due to the split-off of Chohung Bank’s credit card division in April 2006.

Comparison of 2006 to 2005

Our overall segment results increased by 5.9% from ~~W~~1,085 billion in 2005 to ~~W~~1,149 billion in 2006.

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

Noninterest income decreased by 9.6% due primarily to a decrease in the transaction volume of derivatives and a decrease in trust fees, which was partly due to the growing popularity of investment fund products.

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

Corporate Banking

The corporate banking segment consists of Shinhan Bank’s transactions with all of its corporate customers, including small- and medium-sized enterprises, chaebols and public enterprises. Activities within the segment include loans, overdrafts and other credit facilities and gathering deposits. In 2005, investment banking activities (namely that provided by Shinhan Bank prior to the merger) were part of this segment. However, as a result of the merger-related restructuring, the investment banking activities were reclassified as part of the other banking segment beginning in 2006. The table below provides the income statement data for the corporate banking segment for the periods indicated.

	Year Ended December 31,						% Change
	2005(1)		2006(2)		2007		2005/2006	2006/2007
	(In billions of Won)

Income statement data
Net interest income	~~W~~	873	~~W~~	843	~~W~~	863	(3.4)%	2.4%
Noninterest income		510		213		267	(58.2)	25.4

Total revenues		1,383		1,056		1,130	(23.6)	7.0
Provision for credit losses		(123)		(136)		(137)	10.6	0.7
Noninterest expense including depreciation and amortization		(464)		(448)		(468)	(3.4)	4.5

Segment results(3)	~~W~~	796	~~W~~	472	~~W~~	525	(40.7)%	11.2%

Notes:

(1)	The data for 2005 represents the data for Shinhan Bank and Chohung Bank presented on a combined basis.

(2)	The data for 2006 does not include the information for Chohung Bank from January 1, 2006 to April 6, 2006, the date of the merger between Chohung Bank and Shinhan Bank.

(3)	Net income per segment before income taxes.

Comparison of 2007 to 2006

Our overall segment results increased by 11.2% from ~~W~~472 billion in 2006 to ~~W~~525 billion in 2007.

Net interest income increased by 2.4% due primarily to the increase in the average volume of lending to corporate customers, particularly small- to medium-sized enterprises, following our aggressive marketing to this segment, which more than offset the increase in funding costs related to the increasing flight of customer funds from depositary bank accounts to investment fund products.

Noninterest income increased by 25.4% due primarily to valuation loss of currency forwards as a result of Won appreciation compared to other currencies.

Provision for credit losses on corporate loans remained relatively stable, mainly as a result of a decrease in charge-offs and an increase in recoveries of charged-off loans, which more or less offset the effect from additional provisioning we were required to undertake in 2007 to meet the new minimum required provisioning levels established by the Financial Services Commission for corporate loans under Korean GAAP.

Noninterest expense including depreciation and amortization increased by 4.5% due primarily to the increase in the number of employees related to new hiring, the increased depreciation and amortization expenses related to the integration of the information technology systems of Shinhan Bank and Chohung Bank in 2006 and valuation gains of currency forwards as a result of Won appreciation compared to other currencies.

Comparison of 2006 to 2005

Our overall segment results decreased by 40.7% from ~~W~~796 billion in 2005 to ~~W~~472 billion in 2006.

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

Treasury and International Banking

The treasury and international business segment consists primarily of Shinhan Bank’s business of trading of and investment in debt securities and, to a lesser extent, in equity securities for its own accounts, handling its treasury activities such as correspondence banking, and entering into derivatives transactions. The table below provides the income statement data for the treasury and international banking segment for the periods indicated.

	Year Ended December 31,						% Change
	2005(1)		2006(2)		2007		2005/2006	2006/2007
	(In billions of Won)

Income statement data
Net interest income (expense)	~~W~~	(227)	~~W~~	(179)	~~W~~	(305)	(21.1)%	70.4%
Noninterest income		5,351		6,137		5,516	14.7	(10.1)

Total revenues		5,124		5,958		5,211	16.3	(12.5)
Provision for credit losses		40		13		(37)	(67.5)	N/M
Noninterest expense including depreciation and amortization		(5,257)		(5,600)		(5,869)	6.5	4.8

Segment results(3)	~~W~~	(93)	~~W~~	371	~~W~~	(695)	N/M	N/M

N/M = Not meaningful

Notes:

(1)	The data for 2005 represents the data for Shinhan Bank and Chohung Bank presented on a combined basis.

(2)	The data for 2006 does not include the information for Chohung Bank from January 1, 2006 to April 6, 2006, the date of the merger between Chohung Bank and Shinhan Bank.

(3)	Net income (or loss) per segment before income taxes.

Comparison of 2007 to 2006

Our overall segment results significantly deteriorated from net income before income taxes of ~~W~~371 billion in 2006 to net loss of ~~W~~695 billion in 2007.

Net interest expense increased by 70.4% due primarily to an increase in foreign-currency denominated loans obtained by Shinhan Bank to reduce its long-term funding costs by taking advantage of the appreciation of Korean Won, as well as the increase in the issuance of Won-denominated corporate bonds.

Noninterest income decreased by 10.1% due primarily to a decrease in gains from foreign currency transactions, largely due to the appreciation of Won against other currencies in 2007.

Noninterest expense including depreciation and amortization increased by 4.8% due primarily to an increase in losses and other costs related to derivative products, which was mainly a result of the increased number of interest rate derivatives transactions undertaken in 2007 in light of the general increase in market interest rates.

Comparison of 2006 to 2005

Our overall segment results recorded a gain of ~~W~~371 billion in 2006 as compared to a loss of ~~W~~93 billion in 2005.

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

Other Banking Services

This segment consists primarily of Shinhan Bank’s trust account management services, merchant banking business and non-performing loan collection services. This segment also reflects the expenses and provision for credit losses of Shinhan Bank that are not, as a matter of management policy, allocated to either retail banking or corporate banking. In 2005, investment banking activities (namely that provided by Shinhan Bank prior to the merger) were part of the corporate banking segment. However, as a result of the merger-related restructuring, the investment banking activities were reclassified as part of the other banking segment beginning in 2006. The table below provides the income statement data for the other banking segment for the periods indicated.

	Year Ended December 31,						% Change
	2005(1)		2006(2)		2007		2005/2006	2006/2007
	(In billions of Won)

Income statement data
Net interest income	~~W~~	204	~~W~~	609	~~W~~	783	198.5%	28.6%
Noninterest income		615		1,035		1,800	68.3	73.9

Total revenues		819		1,644		2,583	100.7	57.1
Provision for credit losses		(77)		37		(33)	N/M	N/M
Noninterest expense including depreciation and amortization		(919)		(1,364)		(1,206)	48.4	(11.6)

Segment results(3)	~~W~~	(177)	~~W~~	317	~~W~~	1,344	N/M	324.0

N/M = Not meaningful

Notes:

(1)	The data for 2005 represents the data for Shinhan Bank and Chohung Bank presented on a combined basis.

(2)	The data for 2006 does not include the information for Chohung Bank from January 1, 2006 to April 6, 2006, the date of the merger between Chohung Bank and Shinhan Bank.

(3)	Net income per segment before income taxes.

For management reporting purposes, each of the retail banking and corporate banking segments computes and reflects provision for credit losses that are discounted based on average balances of loans to show a meaningful comparison of performance within and vis-à-vis other activities. This has the effect of understating the provision for credit losses that are reflected in our segment reporting as compared to the bank-wide provision for credit losses reflected in Shinhan Bank’s financial statements. The excess provision for credit losses arising from the difference in computations is not allocated to retail banking or corporate banking but are reflected in this segment. In 2005, we recorded a reversal of provision for credit losses that were not allocated to either retail banking or corporate banking of ~~W~~77 billion, and in 2006, we recorded excess provisions for credit losses that were not allocated to either retail banking or corporate banking of ~~W~~37 billion, and in 2007, we recorded a reversal of provision for credit losses that were not allocated to either retail banking or corporate banking of ~~W~~33 billion, respectively.

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

Comparison of 2007 to 2006

Our overall segment results increased by 324.0% from ~~W~~317 billion in 2006 to ~~W~~1,344 billion in 2007.

Net interest income increased by 28.6% due primarily to an increase in interest earned on commercial papers and debentures, which was partially offset by an increase in interests payable on certificates of deposit and other time deposits.

Noninterest income increased by 73.9% due primarily to an increase in gains from the disposition of available-for-sale securities as a result of the change in the accounting method into an equity accounting method for the 7.15% equity interest previously held by us prior to the acquisition of the controlling equity interest in LG Card in March 2007.

Noninterest expense including depreciation and amortization decreased by 11.6% due primarily to the absence in 2007 in impairment in available-for-sale securities recorded in 2006.

Comparison of 2006 to 2005

Our overall segment results recorded a gain of ~~W~~317 billion in 2006 as compared to a loss of ~~W~~177 billion in 2005.

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

Credit Card Services

The credit card services segment consists of the credit card business of Shinhan Card, including its installment finance and leasing businesses. The data below for periods preceding the split merger in April 2006 between former Shinhan Card and the credit card services division of Chohung Bank represent their combined data for such periods on reported and managed basis.

	Year Ended December 31,						% Change
	2005(1)		2006(1)		2007(1)		2005/2006	2006/2007
	(In billions of Won)

Income statement data
Net interest income(2)	~~W~~	955	~~W~~	718	~~W~~	2,804	(24.8)%	N/M
Noninterest income		102		1		197	N/M	N/M

Total revenues		1,057		719		3,001	(32.0)	N/M
Provision for loan losses		(478)		(92)		(301)	(80.8)	N/M
Noninterest expense
including depreciation
and amortization		(370)		(443)		(1,618)	19.7	N/M

Segment results(3)	~~W~~	209	~~W~~	184	~~W~~	1,082	(12.0)%	N/M

N/M = Not meaningful

Notes:

(1)	The information of former Shinhan Card for 2005 does not include information for the credit card division of Chohung Bank. The information of former Shinhan Card for 2006 includes that for the credit card division of Chohung Bank from April 1, 2006 to December 31, 2006 to reflect the split-merger in April 2006. The information of Shinhan Card for 2007 includes that of LG Card (renamed as Shinhan Card on October 1, 2007) for the period from March 1, 2007 through December 31, 2007 (including that for the assets and liabilities of former Shinhan Card assumed by LG Card on October 1, 2007) and that of former Shinhan Card for the period from January 1, 2007 through September 30, 2007, presented on an aggregated basis.

(2)	Includes net interest income from financial receivables that Shinhan Card sold in asset-backed securitization transactions.

(3)	Net income per segment before income taxes.

Comparison of 2007 to 2006

Our overall segment results, net interest income, provision for credit losses and noninterest expense significantly increased from 2006 to 2007, due primarily to our acquisition of LG Card in March 2007.

Comparison of 2006 to 2005

Our overall segment results decreased by 12.0% from ~~W~~209 billion in 2005 to ~~W~~184 billion in 2006.

Net interest income decreased by 24.8% due primarily to a decrease in the average volume of cash advances and card loans, both of which carry relatively high interest rates, which more than offset an increase in the fees received from credit card transactions.

Noninterest income significantly decreased from ~~W~~102 billion in 2005 to ~~W~~1 billion in 2006 due primarily to gains from sales of written-off credit card receivables in 2005 amounting to ~~W~~93 billion in Chohung Bank credit card business.

Provision for credit losses decreased by 80.8% from ~~W~~478 billion in 2005 to ~~W~~92 billion in 2006 due primarily to improvements in the quality of credit card assets.

Noninterest expense including depreciation and amortization increased by 19.7% from ~~W~~370 billion in 2005 to ~~W~~443 billion in 2006 due primarily to an increase in fees paid on credit card transactions and fees paid to Shinhan Bank for handling miscellaneous credit card services and an increase in general and administrative expenses from lump sum incentives paid to employees transferring to Shinhan Card.

Securities Brokerage Services

Securities brokerage services segment primarily reflects securities brokerage and dealing services on behalf of customers, which is conducted by Good Morning Shinhan Securities, our principal securities brokerage subsidiary.

	Year Ended December 31,						% Change
	2005		2006		2007		2005/2006	2006/2007
	(In billions of Won)

Income statement data
Net interest income	~~W~~	63	~~W~~	67	~~W~~	137	6.3%	104.5%
Noninterest income		817		1,259		1,803	54.1	43.2

Total revenues		880		1,326		1,940	50.7	46.3
Provision for loan losses		4		(3)		(7)	N/M	133.3
Noninterest expense including depreciation and amortization		(763)		(1,189)		(1,681)	55.8	41.4

Segment results(1)	~~W~~	121	~~W~~	134	~~W~~	252	10.7%	88.1%

N/M = Not meaningful

Note:

(1)	Net income per segment before income taxes.

Comparison of 2007 to 2006

Our overall segment results increased by 88.1% from ~~W~~134 billion in 2006 to ~~W~~252 billion in 2007.

Net interest income increased by 104.5% due primarily to an increase in interest earned from short-term trading securities, project financing loans and call money.

Noninterest income increased by 43.2% due primarily to an increase in fees and commission earned from derivatives transactions.

Noninterest expense including depreciation and amortization increased by 41.4% due primarily to an increase in losses and other costs related to derivatives transactions and valuation losses and disposition losses related to trading securities.

Comparison of 2006 to 2005

Our overall segment results decreased by 10.7% from ~~W~~121 billion in 2005 to ~~W~~134 billion in 2006.

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

Life Insurance Services

Life insurance services segment consists of life insurance services provided by Shinhan Life Insurance.

	Year Ended December 31,						% Change
	2005		2006		2007		2005/2006	2006/2007
	(In billions of Won)

Income statement data
Net interest income	~~W~~	14	~~W~~	228	~~W~~	293	N/M	28.5%
Noninterest income		245		2,134		2,401	N/M	12.5

Total revenues		259		2,362		2,694	N/M	14.1
Provision for loan losses		(1)		(2)		(1)	100.0%	(50.0)%
Noninterest expense including depreciation and amortization		(250)		(2,194)		(2,509)	N/M	14.4

Segment results(1)	~~W~~	8	~~W~~	166	~~W~~	184	N/M	10.8%

N/M = Not meaningful

Note:

(1)	Net income per segment before income taxes.

Comparison of 2007 to 2006

Our overall segment results increased by 10.8% from ~~W~~166 billion in 2006 to ~~W~~184 billion in 2007.

Net interest income increased by 28.5% due primarily to an increase in interest earned on debt securities issued by financial institutions.

Noninterest income increased by 12.5% due primarily to an increase in insurance premium, which was largely due to an increase in the number and volume of insurance contracts with customers.

Noninterest expense including depreciation and amortization increased by 14.4% due primarily to an increase in insurance payments, which was largely due to the increase in the number and volume of insurance contracts with customers.

Comparison of 2006 to 2005

Since we acquired Shinhan Life Insurance in November 2005, the segment results for 2005 are available only for one month while the segment results for 2006 are available for the full year. Accordingly, further comparison of the two periods is neither meaningful nor available.

Other

Other segment primarily reflects all other activities of our subsidiaries, including the results of operations of Jeju Bank, Shinhan Capital, SH&C Life Insurance, Shinhan Credit Information, Shinhan BNP Paribas Investment Trust, Shinhan Macquarie Financial Advisory, Shinhan Private Equity and back-office functions maintained at the holding company as well as the addition of Shinhan Life Insurance in 2005. In 2006, due to an adoption of Statements of Korea Accounting Standards No. 18, “Interests in Joint Ventures,” effective starting in 2006, SH&C Life Insurance, Shinhan BNP Paribas Investment Trust and Shinhan Macquarie Financial Advisory are not longer included in our consolidated financial statements and are instead subject to equity method accounting.

	Year Ended December 31,						% Change
	2005		2006		2007		2005/2006	2006/2007
	(In billions of Won)

Income statement data
Net interest income (loss)	~~W~~	160	~~W~~	104	~~W~~	(30)	(35.0)%	N/M
Noninterest income		201		152		98	(24.4)	(35.5)

Total revenues		361		256		68	(29.1)	(73.4)
Provision for credit losses		(21)		(15)		(27)	(28.6)	80.0
Noninterest expense including depreciation and amortization		(310)		(232)		(198)	(25.2)	(14.7)

Segment results(1)	~~W~~	30	~~W~~	9	~~W~~	(157)	(70.0)%	N/M

Note:

(1)	Net income per segment before income taxes.

Comparison of 2007 to 2006

We recorded net interest loss of ~~W~~30 billion in 2007 compared to net interest income of ~~W~~104 billion in 2006, due primarily to an increased level of borrowings by our holding company from third parties to fund the acquisition of LG Card and the operating capital of our non-bank and non-card subsidiaries, which was partially offset by an increase in income earned on project-finance related loans and an increase on foreign currency-denominated loans.

Noninterest income decreased by 35.5%, due primarily to a decrease in noninterest income of Shinhan Capital, including a decrease in income from operating leases and gains from foreign currency translations.

Provision for credit losses increased by 80.0% due primarily to the increase in the provision ratio for credit losses for loans classified as “normal” as required by the Financial Supervisory Services from 0.70% to 0.85 ~0.90%, beginning in 2007.

Noninterest expense including depreciation and amortization decreased by 14.7% due primarily to a decrease in noninterest expense of Shinhan Capital, including a decrease in fee payments and losses from foreign currency translations.

Comparison of 2006 to 2005

Our overall segment results decreased by 70.0% in 2006, due primarily to a decrease in net income before income taxes of our holding company.

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

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets.

	As of December 31,						% Change
	2005		2006		2007		2005/2006	2006/2007
	(In billions of Won, except percentages)

Cash and cash equivalents	~~W~~	2,434	~~W~~	1,691	~~W~~	3,580	(30.5)%	111.7%
Restricted cash		3,644		6,758		4,745	85.5	(29.8)
Interest-bearing deposits		627		725		1,094	15.6	50.9
Call loans and securities purchased under resale agreements		1,499		1,243		802	(17.1)	(35.5)
Trading assets:
Trading securities		3,573		3,474		8,220	(2.8)	136.6
Derivative assets		934		1,363		1,962	45.9	43.9
Securities:
Available-for-sale securities		22,480		16,939		22,849	(24.6)	34.9
Held-to-maturity securities		2,963		7,581		8,224	155.9	8.5
Loans:
Corporate		57,891		67,967		71,651	17.4	5.4
Consumer		47,957		54,479		80,167	13.6	47.2

Total loans, gross		105,848		122,446		151,818	15.7	24.0
Deferred origination costs		110		118		4	7.3	(96.6)
Less allowance for loan losses		1,511		1,575		2,099	4.2	33.3

Total loans, net		104,447		120,989		149,723	15.8	23.7

Customers’ liability on acceptances		1,879		1,417		1,701	(24.6)	20.0
Premises and equipment, net		1,876		2,097		2,455	11.8	17.1
Goodwill and intangible assets		2,957		2,584		6,160	(12.6)	138.4
Security deposits		1,078		1,108		1,294	2.8	16.8
Other assets		4,688		7,118		8,813	51.8	23.8

Total assets	~~W~~	155,079	~~W~~	175,087	~~W~~	221,622	12.9%	26.6%

2007 Compared to 2006

Our assets increased by 26.6% from ~~W~~175,087 billion as of December 31, 2006 to ~~W~~221,622 billion as of December 31, 2007 principally due to the increase in the amount of loans. The amount of our loans increased 23.7%, on a net basis, from ~~W~~120,989 billion as of December 31, 2006 to ~~W~~149,723 billion as of December 31, 2007. This increase was due largely to the increase in credit card and commercial and industrial loans. Credit card loans increased by 274.1% from ~~W~~3,924 billion as of December 31, 2006 to ~~W~~14,681 billion as of December 31,

2007, mainly due to the acquisition of LG Card in April 2007. Commercial and industrial loans increased 21.0% from ~~W~~40,063 billion as of December 31, 2006 to ~~W~~48,475 billion as of December 31, 2007, mainly due to increased lending to small- and medium-sized enterprises.

2006 Compared to 2005

Our assets increased by 12.9% from ~~W~~155,079 billion as of December 31, 2005 to ~~W~~175,087 billion as of December 31, 2006 principally due to an increase in loans. Our loans increased 15.8%, on a net basis, from ~~W~~104,447 billion as of December 31, 2005 to ~~W~~120,989 billion as of December 31, 2006. This increase was due largely to an increase in mortgage and home equity loans and other commercial loans. Mortgage and home equity loans increased by 16.47% from ~~W~~25,840 billion as of December 31, 2005 to ~~W~~30,097 billion as of December 31, 2006, mainly due to an increased demand for such loans. Other commercial loans increased 27.6% from ~~W~~21,409 billion as of December 31, 2005 to ~~W~~27,319 billion as of December 31, 2006, mainly due to the corporate customers’ increased demand for working capital loans.

For further information on our assets, see “Item 4. Information on the Company — Description of Assets and Liabilities.”

Liabilities and Stockholders’ Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities.

	As of December 31,						% Change
	2005		2006		2007		2005/2006	2006/2007
	(In billions of Won, except percentages)

Deposits:
Interest bearing	~~W~~	83,278	~~W~~	91,578	~~W~~	103,241	10.0%	12.7%
Noninterest bearing		3,143		3,918		3,162	24.7	(19.3)
Trading liabilities		1,048		1,611		2,509	53.7	55.7
Acceptances outstanding		1,879		1,417		1,701	(24.6)	20.0
Short-term borrowings		11,968		10,995		15,801	(8.1)	43.7
Secured borrowings		7,502		8,103		11,452	8.0	41.3
Long-term debt		26,172		32,574		46,496	24.5	42.7
Future policy benefit		4,778		5,683		6,769	18.9	19.1
Accrued expenses and other liabilities		7,078		9,244		13,369	30.6	44.6

Total liabilities		146,846		165,123		204,500	12.4	23.8

Minority interest		80		162		212	102.5	30.9
Redeemable convertible preferred stock		368		—		—	(100.0)	—
Stockholders’ equity		7,785		9,802		16,910	25.9	72.5

Total liabilities, minority interest and stockholders’ equity	~~W~~	155,079	~~W~~	175,087	~~W~~	221,622	12.9%	26.6%

N/M = Not meaningful.

2007 Compared to 2006

Our total liabilities increased by 23.8% from ~~W~~165,123 billion as of December 31, 2006 to ~~W~~204,500 billion as of December 31, 2007, primarily due to an increase in long-term debt.

Our interest-bearing deposits increased by 12.7% from ~~W~~91,578 billion as of December 31, 2006 to ~~W~~103,241 billion as of December 31, 2007 due primarily to an increase in saving deposits and other deposits.

Our long-term debt increased by 42.7% from ~~W~~32,574 billion as of December 31, 2006 to ~~W~~46,496 billion as of December 31, 2007 due primarily to increased funding through the issuance of financial debentures.

Our stockholders’ equity increased by 72.5% from ~~W~~9,802 billion as of December 31, 2006 to ~~W~~16,910 billion as of December 31, 2007.

2006 Compared to 2005

Our total liabilities increased by 12.4% from ~~W~~146,846 billion as of December 31, 2005 to ~~W~~165,123 billion as of December 31, 2006. This increase reflects an increase in interest-bearing deposits and long-term debt.

Our interest-bearing deposits increased by 10.0% from ~~W~~83,278 billion as of December 31, 2005 to ~~W~~91,578 billion as of December 31, 2006 due primarily to an increased volume of demand deposits and certificate of deposits.

Our long-term debt increased by 24.5% from ~~W~~26,172 billion as of December 31, 2005 to ~~W~~32,574 billion as of December 31, 2006 due primarily to increased funding through issuance of financial debentures.

Our stockholders’ equity increased 25.9% from ~~W~~7,785 billion as of December 31, 2005 to ~~W~~9,802 billion as of December 31, 2006.

Liquidity and Capital Resources

We are exposed to liquidity risk arising from the funding of our lending, trading and investment activities and in the management of trading positions. The goal of liquidity management is for us to be able, even under adverse conditions, to meet all of our liability repayments on time and fund all investment opportunities. For an explanation of how we manage our liquidity risk, see “Item 4. Information on the Company — Description of Assets and Liabilities — Risk Management — Market Risk Management of Shinhan Bank — Liquidity Risk Management.” In our opinion, the working capital is sufficient for our present requirements.

The following table sets forth our capital resources as of December 31, 2007.

	As of December 31,
	2007
	(In billions of Won)

Deposits	~~W~~	106,403
Long-term debt		46,496
Call money		1,673
Borrowings from the Bank of Korea		883
Other short-term borrowings		13,245
Asset securitizations		11,452
Stockholders’ equity(1)		2,200

Total	~~W~~	182,352

Note:

(1)	Includes redeemable preferred stock and redeemable convertible preferred stock. See note 21 in the notes to our consolidated financial statements included in this annual report

Due to our history as a traditional commercial bank, our primary source of funding has historically been and continues to be customer deposits. Deposits amounted to ~~W~~95,496 billion and ~~W~~106,403 billion as of December 31, 2006 and 2007, respectively, which represented approximately 60.1% and 58.4%, respectively, of our total funding as of such dates.

Our banking subsidiaries meet most of their funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2007, approximately 52.5% of Shinhan Bank’s total deposits had current maturities of one year or less. In the past, largely due to the lack of alternative investment opportunities for individuals and households in Korea, especially in light of the low interest rate environment and volatile stock market conditions, a substantial portion of such customer deposits were rolled over upon maturity and accordingly provided a stable source of funding for our banking subsidiaries. However, due to the increasing popularity of higher-yielding investment opportunities driven by the bullish stock market in the recent past, an increasing portion of customer deposits maintained at banks have shifted to money market funds and other brokerage accounts maintained at securities companies, which resulted in temporary difficulty in finding sufficient funding for Korean banks in general, including our banking subsidiaries, in January 2008.

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

We depend on long-term debt as a significant source of funding, principally in the form of corporate debt securities. Since 1999, we have actively issued and continue to issue long-term debt securities with maturities of over one year in the Korean fixed-income market. Shinhan Bank has maintained the highest credit rating in the domestic fixed-income market since 1999 and our holding company has also maintained the highest credit rating since its inception in 2001. In addition, Shinhan Bank and Shinhan Card may also issue long-term debt securities denominated in foreign currency in the overseas market. As of May 30, 2008, the credit ratings by S&P, Moody’s and Fitch assigned to Shinhan Bank and Shinhan Card were as follows:

As of May 30, 2008
	S&P	Moody’s	Fitch

Shinhan Bank	A−	A1	A
Shinhan Card	BBB+	N/A	BBB+

N/A = not available

The cost and availability of unsecured financing are influenced by credit ratings. We expect our domestic credit ratings to remain at the highest level and, accordingly, do not anticipate any material increase in funding cost. Shinhan Bank’s overseas credit ratings have continued to improve since the financial crisis of late 1997 until 2002. During 2003, S&P lowered the debt ratings of Shinhan Bank one notch to BBB following the announcement of our acquisition of Chohung Bank. Chohung Bank’s credit rating, on the other hand, was upgraded to match that of Shinhan Bank to BBB from BBB− in April 2004. In September 2005, S&P upgraded the credit ratings of Shinhan Bank and Chohung Bank to A−. Following the merger between the two banks, Moody’s upgraded Shinhan Bank’s credit rating to A3 in August 2006 and further upgraded the rating to A1 in May 2007. Our holding company did not receive ratings by either of these credit rating agencies since it has not obtained funding from overseas sources to date.

As of December 31, 2005, 2006 and 2007, our long-term debt amounted to ~~W~~26,172 billion, ~~W~~32,574 billion and ~~W~~47,496 billion, respectively.

Secondary funding sources include call money, borrowings from The Bank of Korea and other short-term borrowings which amounted to ~~W~~11,968 billion, ~~W~~10,995 billion and ~~W~~15,801 billion, as of December 31, 2005, 2006 and 2007, each representing 8.5%, 7.0% and 8.7%, respectively, of our total funding as of such dates.

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

For example, in August 2003, in order to partly fund our acquisition of Chohung Bank, we issued to Korea Deposit Insurance Corporation (i) 46,583,961 redeemable preferred shares, with an aggregate redemption price of ~~W~~842,517,518,646 and (ii) 44,720,603 redeemable convertible preferred shares, with an aggregate redemption price of ~~W~~808,816,825,858, which were convertible into our common shares. In November 2005 and August 2006, Korea Deposit Insurance Corporation converted all of our redeemable convertible preferred shares held by it into 44,720,603 of our common shares in the aggregate. We are required to redeem the redeemable preferred shares issued to Korea Deposit Insurance Corporation in five equal annual installments commencing three years from the date of issuance. The dividend ratio on our redeemable preferred share is 4.04% of the subscription amount. In addition, in order to partly fund our acquisition of Chohung Bank, in August 2003, we raised ~~W~~900 billion in cash through the issuance of 6,000,000 redeemable preferred shares, all of which were sold in the domestic fixed-income market through Strider Securitization Specialty Co., Ltd., a special purpose vehicle. We are required to redeem these shares in three installments of in ~~W~~525 billion, ~~W~~365 billion and ~~W~~10 billion in August 2006, August 2008 and August 2010, respectively. The installment due in August 2006 was paid in full. See “Item 10. Additional Information — Articles of Incorporation — Description of Capital Stock — Description of Redeemable Preferred Stock.”

In addition, in January 2007, partly to fund the acquisition of LG Card, we raised ~~W~~3,750 billion in cash through private placements of 28,990,000 redeemable preferred shares at the purchase price of ~~W~~100,000 per share and 14,721,000 redeemable convertible preferred shares at the purchase price of ~~W~~57,806 per share to institutional investors and governmental entities in Korea. These preferred shares have a term of 20 years and may be redeemed at our option from the fifth anniversary of the date of issuance to the maturity date. The redeemable convertible preferred shares may be converted into our common shares at a conversion ratio of one-to-one from the first anniversary of the issue date to the fifth anniversary of the issue date. The dividend ratio on the redeemable preferred shares is 7% for the first five years and increases according to a preset formula. The dividend ratio on the redeemable convertible preferred shares is 3.25% for the first five years and increases according to a preset formula. These preferred shares have terms that are different from the preferred shares issued previously. See “Item 10. Additional Information — Description of Capital Stock — Description of Redeemable Preferred Stock — Series 10 Redeemable Preferred Stock” and “— Description of Redeemable Convertible Preferred Stock — Series 11 Redeemable Preferred Stock.”

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

For example, as part of obtaining the funding for the LG Card acquisition, from November 2006 to February 2007, we also issued corporate bonds in the aggregate principal amount of ~~W~~2,550 billion and commercial papers in the aggregate principal amount of ~~W~~380 billion. The corporate bonds have maturity ranging from 2.5 years to seven years from the issue date. The amounts due under the corporate bonds are ~~W~~1,050 billion in 2009, ~~W~~500 billion in 2010, ~~W~~200 billion in each of 2011 and 2012 and ~~W~~300 billion in each of 2013 and 2014. The commercial paper matures on the first anniversary of the issue date. In addition, in June 2007, as part of obtaining additional funding for the LG Card acquisition, we also issued corporate bonds in the aggregate principal amount of ~~W~~550 billion. The amounts due under these corporate bonds are ~~W~~200 billion in June, 2010, ~~W~~250 billion in June 2012 and ~~W~~100 billion in June 2014.

Our policy is to encourage our subsidiaries to secure their own funding and liquidity source. With respect to Shinhan Capital and Shinhan Card, we have, in certain cases, provided funding through our holding company to take advantage of lower cost of funding within regulatory limitations. For example, in 2007, we provided funding in the amount of ~~W~~100 billion to Shinhan Capital in the form of capital contribution through our holding company.

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

Contractual Cash Obligations

The following table sets forth our contractual cash obligations as of December 31, 2007.

	December 31, 2007
	Payments Due by Period
	Less Than						More Than
	1 Year		1-3 Years		3-5 Years		5 Years		Total
					(In billions of Won)

Long-term debt(1)	~~W~~	12,678	~~W~~	17,125	~~W~~	5,080	~~W~~	11,613	~~W~~	46,496
Secured borrowings		8,477		2,121		555		299		11,452
Provisions for accrued severance indemnities(2)		31		28		42		183		284
Deposits(3)		56,823		7,970		528		507		65,828

Total	~~W~~	78,009	~~W~~	27,244	~~W~~	6,205	~~W~~	12,602	~~W~~	124,060

Notes:

(1)	Long-term debt includes senior debt, subordinated debt and Redeemable Preferred Stock.

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

The above table does not include uncertain tax benefits of ~~W~~200 billion associated with FIN 48 and tax-related interest and penalties of ~~W~~37 billion.

Commitments and Guarantees

The following table sets forth our commitments and guarantees as of December 31, 2007. These commitments, apart from certain guarantees and acceptances, are not included within our consolidated balance sheet. Guarantees issued after December 31, 2003 are recorded at their fair value at inception, which is amortized over the life of guarantees.

	As of December 31, 2007
	Commitment Expiration by Period
	Less Than				More Than
	1 Year		1-5 Years		5 Years		Total
	(In billions of Won)

Commitments to extend credit:
Corporate	~~W~~	52,112	~~W~~	10,148	~~W~~	3,351	~~W~~	65,611
Credit card lines(1)		1,020		44,284		775		46,079
Consumer(2)		6,825		140		3		6,968
Commercial letters of credit(3)		3,518		—		—		3,518
Financial standby letters of credit		187		—		—		187
Other financial guarantees		1,046		3		—		1,049
Performance letters of credit and guarantees		8,003		12		3		8,018
Liquidity facilities to SPEs		469		2,574		276		3,319
Acceptances		1,701		—		—		1,701
Loans sold with recourse		—		1		—		1
Guarantee on trust accounts		454		462		2,644		3,560
Credit derivatives		—		66		—		66

Total	~~W~~	75,335	~~W~~	57,690	~~W~~	7,052	~~W~~	140,077

Notes:

(1)	Relates to the unused portion of credit card limits that may be cancelled by us after notice to the borrower if we determine that the borrower’s repayment ability is significantly impaired.

(2)	Excludes credit cards.

(3)	These are generally short-term and collateralized by the underlying shipments of goods to which they relate.

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

Our holding company entered into certain guarantee contracts that meet the characteristics of a derivative under SFAS No. 133. Such derivatives effectively guarantee the return on the counterparty’s referenced portfolio of assets.

Acceptances are a guarantee by us to pay a bill of exchange drawn on a customer. We expect most acceptances to be presented, but reimbursement by the customer is normally immediate.

Details of our credit commitments and obligations under guarantees are provided in Note 31 in the notes to our consolidated financial statements included in this annual report.

Off-Balance Sheet Arrangements

We have several types of off-balance sheet arrangements, including guarantees for loans, debentures, trade financing arrangements, guarantees for other financings, credit lines, letters of credit and credit commitments. In the normal course of our banking activities, we make various commitments and guarantees to meet the financing needs of our customers. Commitments and guarantees are usually in the form of, among others, commitments to extend credit, commercial letters of credit, standby letter of credit and performance guarantees. The contractual amount of these financial instruments represents the maximum possible loss amount if the account party draws down the commitment or we should fulfill our obligation under the guarantee and the account party fails to perform under the contract. See “Item 4. Information on the Company — History and Development of Shinhan Financial Group — Description of Assets and Liabilities — Credit-Related Commitments and Guarantees.”

Details of our off-balance sheet arrangements are provided in Note 31 in the notes to our consolidated financial statements included in this annual report.

Selected Financial Information under Korean GAAP

The selected consolidated financial and other data shown below have been derived from our consolidated financial statements, prepared in accordance with Korean GAAP not presented herein.

Under Korean GAAP, consolidated financial statements include the accounts of fully or majority owned subsidiaries and substantially controlled affiliates that have assets in the amount equal to or more than ~~W~~7 billion as of the end of the previous fiscal year. Substantial control is deemed to exist when the investor is the largest shareholder and owns more than 30% of the investee’s voting shares. Korean GAAP does not require the consolidation of subsidiaries, or substantially controlled affiliates, where activities are dissimilar from ours.

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

Capital adequacy ratios have been calculated from the financial statements prepared in accordance with Korean GAAP and using the guidelines issued by the Financial Services Commission.

We have included narrative disclosure in the footnotes to the Korean GAAP financial statements more clearly identify where significant accounting policy changes have taken place, which line items would be affected and how the balances would be affected. The areas where such significant changes have occurred are as follows:

•	Allowance for loan losses;

•	Allowance for unused loan commitments;

•	Allowance for guarantees and acceptances; and

•	Deferred taxation.

Consolidated Income Statement Data

	Year Ended December 31,
	2003		2004		2005		2006		2007		2007(1)
	(In billions of Won and millions of US$, except per share data)

Interest income	~~W~~	4,996	~~W~~	7,016	~~W~~	7,881	~~W~~	9,263	~~W~~	13,321	$14,235
Interest expense		2,997		3,986		3,843		4,782		6,868	7,339

Net interest income		1,999		3,030		4,038		4,481		6,453	6,896
Provision for credit losses		1,150		1,317		667		576		746	797

Net interest income after provision for credit losses		849		1,713		3,371		3,905		5,707	6,099
Noninterest revenue(2)		3,185		7,487		7,888		11,236		13,158	14,061
Noninterest expenses(3)		3,445		7,738		9,518		12,716		15,174	16,215

Operating income		589		1,462		1,741		2,425		3,691	3,945
Non-operating income (loss), net		42		(128)		83		88		195	208

Net income before income tax expense		631		1,334		1,824		2,513		3,886	4,153
Income tax expenses		254		213		257		670		537	574
Pre-acquisition income in subsidiary		—		—		—		—		(874)	(934)

Net income before consolidation adjustment		377		1,121		1,567		1,843		2,475	2,645
Minority interest in loss (earnings) of consolidated subsidiaries		(14)		(71)		(6)		(10)		(79)	(84)

Net income	~~W~~	363	~~W~~	1,050	~~W~~	1,561	~~W~~	1,833	~~W~~	2,396	$2,561

Per common share data (in currency unit):
Earnings per share-basic	~~W~~	1,022	~~W~~	3,197	~~W~~	4,874	~~W~~	4,776	~~W~~	5,562	$5.94
Earnings per share-diluted		1,063		2,820		4,591		4,776		5,424	5.80
Cash dividends per common share		600		750		800		900		900	0.96

Notes:

(1)	Won amounts are expressed in U.S. dollars at the rate of ~~W~~935.8 per US$1.00, the noon buying rate in effect on December 31, 2007 as quoted by the Federal Reserve Bank of New York in the United States.

(2)	Noninterest revenue includes fees and commissions income, dividends on securities, gains on security valuations and disposals, gains on foreign currency transaction and gains from derivative transactions.

(3)	Noninterest expense is composed of fees & commissions paid or payable, general and administrative expenses, losses on securities valuations and disposals, losses on foreign currency transactions and losses from derivative transactions.

Consolidated Balance Sheet Data

	Year Ended December 31,
	2003		2004		2005		2006		2007		2007(1)
	(In billions of Won and millions of US$)

Cash and due from banks	~~W~~	6,418	~~W~~	6,859	~~W~~	8,429	~~W~~	11,274	~~W~~	9,600	$10,259
Loans(2)		97,757		99,277		108,389		124,183		150,881	161,232
Less allowance for doubtful accounts(3)		(2,836)		(1,917)		(1,741)		(1,881)		(2,954)	(3,157)
Trading securities		4,877		7,066		5,496		5,517		11,741	12,546
Investment securities		23,127		20,468		24,729		25,768		31,707	33,882
Premises and equipments(4)		1,879		1,859		1,885		2,212		2,405	2,570
Other assets(5)		7,999		13,248		13,031		10,753		17,496	18,697

Total assets		139,221		146,860		160,218		177,826		220,876	236,029

Deposits		87,593		87,529		91,538		99,760		110,821	118,424
Borrowings(6)		17,209		14,895		15,916		18,174		24,205	25,866
Debentures		17,748		20,114		22,840		29,485		42,586	45,508
Other liabilities(7)		10,552		16,486		19,713		18,895		25,089	26,809

Total liabilities		133,102		139,024		150,007		166,314		202,701	216,607

Minority interests in consolidated subsidiaries		596		88		74		151		197	211
Stockholders’ equity		5,523		7,748		10,137		11,361		17,978	19,211

Total liabilities, minority interest and stockholders’ equity	~~W~~	139,221	~~W~~	146,860	~~W~~	160,218	~~W~~	177,826	~~W~~	220,876	$236,029

Notes:

(1)	Won amounts are expressed in U.S. dollars at the rate of ~~W~~935.8 per US$1.00, noon buying rate in effect on December 31, 2007 as quoted by the Federal Reserve Bank of New York in the United States.

(2)	Loans represent the gross amount of loans, before adjustment for the allowance for loan losses. Accrued interest income is included within other assets. The amount of credit card loans was ~~W~~4,931 billion, ~~W~~4,248 billion, ~~W~~3,861 billion, ~~W~~3,518 billion and ~~W~~12,564 billion in 2003, 2004, 2005, 2006 and 2007, respectively. The amount of payment in guarantees was ~~W~~108 billion, ~~W~~31 billion, ~~W~~25 billion, ~~W~~21 billion and ~~W~~13 billion in 2003, 2004, 2005, 2006 and 2007, respectively. The amount of bonds purchased under the resale agreement was ~~W~~470 billion, ~~W~~160 billion, ~~W~~140 billion, ~~W~~785 billion and ~~W~~66 billion in 2003, 2004, 2005, 2006 and 2007, respectively.

(3)	The allowance for loan losses is recorded at the higher of (i) the amount determined using the expected loss method, which estimates the potential exposure at default, or EAD, based on the probability of default, or PD, and loss given default, or LGD, and (ii) the amount determined using the guidelines promulgated by the

Financial Services Commission, which estimates the allowance by multiplying a certain percentage as determined by the Financial Services Commission to loan balances in each classification.

(4)	Accumulated depreciation is recorded as a deduction from premises and equipment.

(5)	Other assets include leasehold deposits, accounts receivables, accrued interest income, prepaid expenses and unsettled debit of domestic exchange (which represents outstanding balances due from other banks generated in the process of fund settlements of domestic exchange, such as checks, bills, drafts, remittance exchange, ATM use and credit card network).

(6)	Borrowings consist mainly of borrowings from Bank of Korea, the Korean government and banking institutions.

(7)	Under Korean GAAP, contingent losses with respect to guarantees and acceptances are recognized by applying the same classification methods and provision percentages used in determining the allowance for loan losses. Previously, provisions were only applied to acceptances and guarantees classified as substandard, doubtful and estimated loss. Effective in 2005, provisions are applied to all acceptances and guarantees, including those classified as normal and precautionary as well as those classified as substandard or below. The amounts of provisions as of December 31, 2003, 2004, 2005, 2006 and 2007 were ~~W~~57 billion, ~~W~~37 billion, ~~W~~60 billion, ~~W~~52 billion and ~~W~~60 billion, respectively. These amounts are included in other liabilities.

Profitability Ratios

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(Percentages)

Net income as a percentage of:
Average total assets(1)	0.37%	0.72%	0.93%	1.09%	1.13%
Average stockholders’ equity(1)(2)	8.42	14.08	17.96	15.88	11.56
Dividend payout ratio(3)	66.34	22.16	17.82	18.39	14.88
Net interest spread(4)	2.25	2.09	2.60	2.75	3.31
Net interest margin(5)	2.30	2.28	2.74	3.02	3.59
Efficiency ratio(6)	61.85	73.09	79.13	82.66	77.37
Cost-to average assets ratio(7)	3.19	5.18	5.50	7.36	7.18
Equity to average asset ratio(8):	4.38	5.10	5.20	6.83	9.81

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank (for each year ended December 31, 2003, 2004, 2005, 2006 and 2007, including Chohung Bank) and Jeju Bank and (b) quarterly balances for other subsidiaries.

(2)	Includes redeemable preferred shares and redeemable convertible preferred shares issued by us (i) in August 2003 as part of funding for the acquisition of Chohung Bank and (ii) in January 2007 as part of funding for the acquisition of LG Card. These preferred shares are treated as stockholders’ equity under Korean GAAP. Under U.S. GAAP, only the preferred shares issued in connection with the acquisition of LG Card are treated as stockholders’ equity. For a more detailed description of the preferred issued by us, see “Item 10. Additional Information — Articles of Incorporation — Description of Capital Stock — Description of Redeemable Preferred Stock.”

(3)	The dividend payout ratio represents the ratio of total dividends paid on common stock as a percentage of net income attributable to common stock.

(4)	Net interest spread represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.

(5)	Net interest margin represents the ratio of net interest income to average interest earning assets.

(6)	Efficiency ratio represents the ratio of noninterest expense to the sum of net interest income and noninterest income, a measure of efficiency for banks and financial institutions. Efficiency ratio may be reconciled to comparable line-items in our income statement for the periods indicated as follows:

	Year Ended December 31,
	2003		2004		2005		2006		2007
	(In billions of Won, except percentages)

Non-interest expense (A)	~~W~~	3,139	~~W~~	7,570	~~W~~	9,198	~~W~~	12,424	~~W~~	15,174
Divided by
The sum of net interest income and noninterest income (B)		5,075		10,357		11,624		15,029		19,611
Net interest income		1,999		3,030		4,038		4,470		6,453
Noninterest revenue		3,076		7,327		7,586		10,549		13,158
Efficiency ratio ((A) as a percentage of(B))		61.85%		73.09%		79.13%		82.66%		77.37%

(7)	Cost-to-average-assets ratio, a measure of cost of funding used by banks and financial institutions, represents the ratio of noninterest expense to average total assets.

(8)	Equity to average asset ratio represents the ratio of average stockholders’ equity to average total assets

Capital Ratios

	As of December 31,
	2003	2004	2005	2006	2007
	(Percentages)

Requisite capital ratio(1)	118.41	129.41	132.81	139.28	N/A
BIS ratio(1)	N/A	N/A	N/A	N/A	9.85
Total capital adequacy ratio for Shinhan Bank(2)	10.49	11.94	12.23	12.01	12.09
Tier I capital adequacy ratio	6.34	7.45	8.16	7.81	7.64
Tier II capital adequacy ratio	4.15	4.49	4.07	4.20	4.45
Total capital adequacy ratio for Chohung Bank(2)	8.87	9.40	10.94	N/A	N/A
Tier I capital adequacy ratio	4.47	4.99	6.52	N/A	N/A
Tier II capital adequacy ratio	4.40	4.41	4.42	N/A	N/A
Adjusted equity capital ratio of Shinhan Card(3)	13.78	16.48	17.68	17.47	25.31
Solvency ratio for Shinhan Life Insurance(4)	224.69	265.69	232.12	232.60	226.05

N/A = Not available

Notes:

(1)	We were restructured as a financial holding company on September 1, 2001, and until 2006, under the guidelines issued by the Financial Services Commission applicable to financial holding companies were required to maintain minimum capital as measured by the requisite capital ratio. For 2003, 2004, 2005 and 2006, the minimum requisite capital ratio applicable to us as a holding company was 100%. Starting 2007, under the revised guidelines, the minimum requisite capital ratio applicable to us changed to the Bank for International Settlement (“BIS”) ratio of 8%. Requisite capital ratio is computed as the ratio of net aggregate amount of our equity capital to aggregate amounts of requisite capital. This computation is based on our consolidated financial statement in accordance with Korean GAAP. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

(2)	Chohung Bank was merged with Shinhan Bank in April 2006. Accordingly, the capital adequacy ratio information for 2006 and afterwards is not available for Chohung Bank.

(3)	Represents the ratio of total adjusted shareholders’ equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Services Commission for credit card companies. Under these regulations, a credit card company is required to maintain a minimum adjusted equity capital ratio of 8%. This computation is based on the nonconsolidated financial statements of the credit card company prepared in accordance with Korean GAAP.

The information as of December 31, 2003, 2004 and 2005 includes the information of former Shinhan Card and does not include the information of the credit card division of Chohung Bank. The information as of December 31, 2006 represents the information of former Shinhan Card (including that of the credit card division of Chohung Bank, which was split-merged into former Shinhan Card on April 3, 2006). The information as of December 31, 2007 represents the information for LG Card, renamed Shinhan Card on October 1, 2007 (including that of the assets and liabilities of former Shinhan Card, which were transferred to LG Card on October 1, 2006).

For comparison, the adjusted equity capital ratio of LG Card as of December 31, 2003, 2004, 2005 and 2006 was −28.08%, −6.89%, 25.55% and 34.25%, respectively.

(4)	Solvency ratio is the ratio of the solvency margin to the standard amount of solvency margin as defined and computed in accordance with the regulations issued by the Financial Services Commission for life insurance companies. Under these regulations Shinhan Life Insurance is required to maintain a minimum solvency ratio of 100%. Shinhan Life Insurance’s solvency ratio as of the end of its latest fiscal year on March 31, 2008 was 222.74%.

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

	As of December 31,
	2006		2007
	(In millions of Won, except percentages)

Equity capital	~~W~~	14,184,052		N/A
Requisite capital		10,183,478		N/A
Requisite capital ratio		139.28%		N/A
Tier 1 capital		N/A	~~W~~	8,389,075
Tier 2 capital		N/A		7,556,865

Total risk-adjusted capital		N/A	~~W~~	15,945,940

Total risk-adjusted assets		N/A	~~W~~	161,849,385

Capital adequacy ratio(%)		N/A		9.85%
Tier 1 capital ratio(%)		N/A		5.18%
Tier 2 capital ratio(%)		N/A		4.67%

Asset Quality Ratios

	As of December 31,
	2003		2004		2005		2006		2007
	(In billions of Won, except percentages)

Substandard and below loans(1)	~~W~~	3,207	~~W~~	1,660	~~W~~	1,195	~~W~~	1,064	~~W~~	1,513
Substandard and below loans as a percentage of total loans		3.37%		1.70%		1.09%		0.87%		1.03%
Substandard and below loans as a percentage of total assets		2.30		1.13		0.74		0.60		0.68
Precautionary loans as a percentage of total loans(2)		3.55		3.18		2.75		1.29		1.16
Precautionary and below loans as a percentage of total loans(2)		6.92		4.88		3.84		2.16		2.19
Precautionary and below loans as a percentage of total assets(2)		4.73		3.25		2.61		1.49		1.46
Allowance for loan losses as a percentage of substandard and below loans		85.85		112.63		143.43		172.99		184.64
Allowance for loan losses as a percentage of precautionary and below loans(2)		41.80		39.21		40.75		69.52		86.50
Allowance for loan losses as a percentage of total loans		2.89		1.91		1.57		1.50		1.89
Substandard and below credits as a percentage of total credits(3)		3.57		1.66		1.07		0.84		0.93
Loans in Korean Won as a percentage of deposits in Korean Won(4)		99.37		99.30		107.79		115.05		126.58

Notes:

(1)	Substandard and below loans are defined in accordance with regulatory guidance in Korea, except excludes loans provided from Shinhan Bank’s trust accounts and confirmed guarantees and acceptances (including bills purchased and privately placed debentures). In 1999, as well as classifying credit quality into five categories, which are normal, precautionary, substandard, doubtful and estimated loss, in accordance with standards defined by the Financial Services Commission, we also took into account the repayment capability of borrowers. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Banks.”

(2)	As defined by the Financial Services Commission.

(3)	Credits include loans provided from our trust accounts (including bills purchased and privately placed debentures) and confirmed guarantees and acceptances, as well as the total loan portfolio of the banking accounts.

(4)	Under Korean GAAP, loans in Korean Won do not include bills bought in Won, advances for customers, credit card accounts, bonds purchased under resale agreements, call loans, private placement corporate bonds and loans in restructurings that have been swapped for equity in the restructured borrower.

Recently Adopted Accounting Pronouncements and New Accounting Pronouncements (U.S. GAAP)

Please refer to Note 2 in the footnotes to our financial statements.

Reconciliation with Korean Generally Accepted Accounting Principles

Our consolidated financial statements and related footnotes appearing in “Item 18. Financial Statements,” which are prepared in accordance with U.S. GAAP, and other financial data appearing in Items 3, 4 and 5 are presented on a consolidated basis under U.S. GAAP, unless otherwise specifically mentioned. Our consolidated financial statements prepared in accordance with U.S. GAAP, differ in certain significant respects from Korean GAAP, the basis on which the consolidated financial data appearing in “— Selected Financial Information under Korean GAAP” are presented. Differences between Korean GAAP and U.S. GAAP, which have significant effects on the consolidated net income and stockholders’ equity of Shinhan Financial Group, are summarized as follows:

	2007
	(In millions of Won)

U.S. GAAP net income	~~W~~	1,929,612
1. Provision for credit losses		(562,430)
2. Sale of loans to the Korea Asset Management Corporation		(1,707)
3. Deferred loan fees and costs		36,226
4. Securities and derivatives for hedging purposes
a. Impairment loss and reclassification of securities		49,151
b. Reversal of hedge accounting treatment for derivatives		325,638
c. Changes in foreign exchange rates on available-for-sale securities		25,436
5. Stock based compensation		2,030
6. Formation of Shinhan Financial Group		—
7. Derecognition and amortization and impairment of goodwill		(382,680)
8. Sale of Shinhan Securities		—
9. Amortization of intangible assets		472,483
10. Recognition of minority interest		10,393
11. Reversal of asset revaluation		(9,722)
12. Adjustments for redeemable (convertible) preferred shares		76,956
13. Sale-leaseback		—
14. Fair valuation of long-term debt and bonds		(15,114)
15. Consolidation Scope		41,361
16. Measurement of common stock issued for acquisition of subsidiaries		—
17. Adoption of FIN No. 48		25,025
18. Difference related to the accounting treatment of the LG Card acquisition		416,068
19. Others		60,901
Total adjustments		570,015
Tax effect of adjustments		(103,251)

Korean GAAP net income	~~W~~	2,396,376

U.S. GAAP stockholders’ equity	~~W~~	16,910,092
1. Provision for credit losses		(1,642,615)
2. Sale of loans to the Korea Asset Management Corporation		(38,303)
3. Deferred loan fees and costs		(60,249)
4. Securities and derivatives for hedging purposes a. Impairment loss and reclassification of securities		1,040,856
b. Reversal of hedge accounting treatment for derivatives		484,910
c. Changes in foreign exchange rates on available-for-sale securities		—
5. Stock based compensation		18,406
6. Formation of Shinhan Financial Group		(40,366)
7. Derecognition and amortization and impairment of goodwill		(517,224)
8. Sale of Shinhan Securities		(10,642)
9. Amortization of intangible assets		1,186,227
10. Minority interest		211,450

	2007
	(In millions of Won)

11. Reversal of asset revaluation		63,549
12. Adjustments for Redeemable (Convertible) Preferred Stock		386,163
13. Sale-leaseback		—
14. Fair valuation of long-term debt and bonds		(154,599)
15. Consolidation Scope		(613,805)
16. Measurement of common stock issued for acquisition of subsidiaries		137,738
17. Adoption of FIN No. 48		21,210
18. Difference related to the accounting treatment of the LG Card acquisition		202,552
19. Others		47,876
Total of adjustments		723,134
Tax effect of adjustments		541,189

Korean GAAP stockholders’ equity	~~W~~	18,174,415

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

Under Korean GAAP, the allowance for loan losses is recorded at the higher of (i) the amount determined using the expected loss method, which estimates the potential exposure at default, or EAD, based on the probability of default, or PD, and loss given default, or LGD, and (ii) the amount determined using the guidelines promulgated by the Financial Services Commission, which estimates the allowance by multiplying a certain percentage as determined by the Financial Services Commission to loan balances in each classification.

The following percentages represent guidelines required by the Financial Services Commission as of December 31, 2007:

	Corporate Loans		Consumer Loans		Credit Card Balances

Normal(1)(2)	0.85	% or more	1.00	% or more	1.50	% or more
Precautionary(2)	7.00	% or more	10.00	% or more	15.00	% or more
Substandard	20.00	% or more	20.00	% or more	20.00	% or more
Doubtful	50.00	% or more	55.00	% or more	60.00	% or more
Estimated Loss	100.00%		100.00%		100.00%

Notes:

(1)	In the case of normal credits comprising loans to borrowers in the construction, wholesale and retail, accommodation and restaurant or real estate and housing industries (as classified under the Korean Industry Classification Standard), the applicable figure is 0.90% or more.

(2)	In the case of credit card assets classified as normal and precautionary, the amount of provisions set aside is based on the revised provisioning rates under the Regulation on Specialized Credit Financial Business Act, which, effective as of February 11, 2008, increased the minimum provisioning requirements from 1.00% to

1.50% in respect of credit card assets classified as “normal” and from 12.00% to 15.00% in respect of credit card assets classified as “precautionary.”

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

4a. Under U.S. GAAP, declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other-than-temporary are recorded in earnings. Various quantitative and qualitative factors are assessed to determine whether impairment is other-than-temporary such as the duration and extent of the decline, the current operating and future expected performance, market values of comparable companies, changes in industry and market prospects, and the intent and ability of the holder to hold the security for a sufficient period of time for subsequent expected recovery in market value. Under Korean GAAP, declines in the fair value that are deemed to be permanent are recorded in earnings. The determination of whether a decline in the fair value of a security is permanent is generally based on whether investees are in bankruptcy or liquidation. This item reflects the recognition of additional losses, adjustment of the proper cost basis for the disposal gains or losses and reclassification of securities that are not within the scope of SFAS No. 115 into proper categories under U.S. GAAP.

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

5. Under Korean GAAP, We recognize the compensation costs using intrinsic value remeasured each reporting period. Under U.S. GAAP, we recognize the compensation costs using fair value remeasured each reporting period by option pricing model according to FAS 123R. The income statement adjustment represents the difference in valuation method of share options.

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

17. Under Korean GAAP, additional tax assessments or tax refunds are recorded as expenses when tax assessment or tax refund actually occurs except when contingent liabilities are recorded for tax contingencies. The adoption of FIN No. 48 results in the change of retained earnings and income tax expenses since under FIN No. 48, tax positions are required to be evaluated and tax benefits can be recognized only when the technical merits of uncertain tax positions meet the more-likely-than-not recognition threshold and to be measured as the largest amount of tax benefit that is more than 50% likely of being recognized.

18. Under Korean GAAP, when the control over an entity is acquired through a series of transactions, such acquisition is accounted under the lump-sum method. Under U.S. GAAP, such acquisition is accounted under the step-acquisition method, and the minority interest in the entity prior to the acquisition of control is accounted retroactively under the equity method.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Executive Directors

Our executive directors are as follows.

Name	Age	Position	Director Since	Date Term Ends(1)

Eung Chan Ra	70	Chairman of the Board of Directors and Head of Board Steering Committee	September 1, 2001	March 2010
In Ho Lee	64	President and Chief Executive Officer and a member of the Board Steering Committee	September 1, 2001	March 2009

Note:

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

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

Our non-executive directors are as follows.

Name	Age	Position	Director Since	Date Term Ends(1)

Sang Hoon Shin	59	Non-Executive Director	March 20, 2007	March 2011
Pyung Joo Kim	69	Outside Director	March 20, 2007	March 2009
Si Jong Kim	71	Outside Director	March 30, 2005	March 2009
Young Woo Kim	56	Outside Director	March 20, 2007	March 2009
Shee Yul Ryoo	69	Outside Director	March 30, 2005	March 2009
Byung Hun Park	79	Outside Director	September 1, 2001	March 2009
Yong Woong Yang	59	Outside Director	March 25, 2004	March 2009
Sung Bin Chun	55	Outside Director	March 20, 2007	March 2009
Haeng Nam Chung	67	Outside Director	March 21, 2006	March 2009
Bong Youn Cho	59	Outside Director	March 19, 2008	March 2009
Young Hoon Choi	79	Outside Director	March 30, 2005	March 2009
Young Sup Huh	66	Outside Director	March 19, 2008	March 2009
Philippe Reynieix	59	Outside Director	March 25, 2004	March 2009

Note:

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

Sang Hoon Shin has been a non-executive director since March 20, 2007. Mr. Shin has worked at Shinhan Bank since 1982 and has previously served as our Senior Executive Vice President and a director of Shinhan Bank. Mr. Shin received a B.A. in business administration from Sungkyunkwan University and a M.B.A. from Yonsei University.

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

Shee Yul Ryoo has been an outside director since March 30, 2005. Mr. Ryoo currently serves as an advisor of Shin & Kim, a Korean law firm. Mr. Ryoo previously served as President of Korea First Bank and as chairman of the Korea Federation of Banks. Mr. Ryoo received an LL.B degree from Seoul National University.

Byung Hun Park has been an outside director since the date of our inception. Mr. Park currently serves as the chairman of Daeseong Electric Industries Co., Ltd. Mr. Park previously served as the chairman of the Korean Residents Union in Japan. Mr. Park received a B.A. in economics from Meiji University of Japan. Mr. Park also received an honorary Ph.D. in political science from Chung Ang University.

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

Bong Youn Cho has been an outside director since March 19, 2008. Mr. Cho currently serves as Chairman of Pan Asia Capital Manager Limited, Hong Kong and President of Pan Asia Capital Limited. Mr. Cho previously served as President of Oriens Capital Limited and received B.A. in statistics from Korea University.

Young Hoon Choi has been an outside director since March 30, 2005. Mr. Choi currently serves as chairman of Eishin Group. Mr. Choi previously served as a non-executive director of Shinhan Bank. Mr. Choi received an LL.B degree from Ritsumeikan University of Japan.

Young Sup Huh has been an outside director since March 19, 2008. Mr. Huh is currently the Chairman and CEO for Green Cross Corporation. Mr. Huh previously served as Chairman of the Korean-German Chamber of Commerce and Industry, Chairman of the Korea Industrial Technology Association and Vice Chairman of the Federation of Korean Industries. Mr. Huh received a B.A. in engineering from Seoul National University and a Dipl.Ing. in engineering from Aachen University in Germany.

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

Executive Officers

In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Age	Position

Baek Soon Lee	55	Deputy President; General Affairs Team, Business Management Team and Public Relations Team
Jae Woon Yoon	54	Deputy President; Synergy Management Team, Information & Technology Planning Team, Audit & Compliance Team, Risk Management Team
Buhmsoo Choi	50	Deputy President, Chief Financial Officer; Finance Management Team, Investor Relations Team, Strategic Planning Team

None of the executive officers have any significant activities outside Shinhan Financial Group.

Baek Soon Lee has been Deputy President since August 28, 2007. Mr. Lee previously served as Deputy President of Retail Banking Group of Shinhan Bank. Mr. Lee also served as Senior Executive Vice President of Shinhan Financial Group in 2004.

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

COMPENSATION

The aggregate remuneration paid and benefits-in-kind paid by us to our president and chief executive officer, our other executive directors, our non-executive directors and our executive officers for the year ended December 31, 2007 was ~~W~~4.6 billion, consisting of ~~W~~3.3 billion in salaries and wages and ~~W~~1.3 billion in bonus payments.

We do not have service contracts with any of our directors or officers providing for benefits upon termination of their employment with us.

We have granted stock options to our chairman, our president and chief executive officer and other directors and executive officers as described below in “— Share Ownership — Stock Options.” For our options granted prior to March 30, 2005, we are required to pay in cash the difference between the exercise and the market price at the date of exercise. For those options issued on or after March 30, 2005, we may either issue common stock or pay in cash the difference between the exercise and the market price at the date of exercise. These options are subject to a vesting period of two years from the grant date and require continued employment for a specified period. Upon vesting, options may be exercised during a period of two to seven years from the grant date. In 2007, we recognized ~~W~~104 billion as compensation expense for the stock options granted under our incentive stock option plan.

Beginning on March 20, 2007, we began granting “performance units” to certain high-ranking officers of select group companies. The grant of performance units is in addition to the grant of stock options, and in connection with the grant of performance units, we have reduced the size of stock options available for grant by approximately 50%. Currently, performance-based compensation takes the form of both performance units and stock options, in roughly equal proportions. The performance units represent cash payments to be made per each unit on the third anniversary of the grant date based on the performance of the relevant group company during the three years. The number of performance units to be granted at the third anniversary of the grant date is equal to the number of performance units initially granted multiplied by a percentage which equals (i) 0% if the company at which the grantee fails to meet 80% of the performance target, (ii) 80% to 120% corresponding to the percentage of the performance target met by such company, and (iii) a maximum of 120% even if such company outperforms its original performance target by more than 120%. The performance target consists of, in equal measures, net income and return on equity over the three years. The performance units have a vesting period of three years, although the grantee thereof will be entitled to prorated benefits in case they are no longer employed with us or our subsidiaries prior to the end of the vesting period. From March 20, 2007 to May 31, 2008, a total of 901,620 performance units, each with an initial value of ~~W~~54,560 per unit, have been granted to senior officers of Shinhan Financial Group, Shinhan Bank, Shinhan Card, Good Morning Shinhan Securities, Shinhan Life Insurance, Shinhan Capital and Shinhan Credit Information. As of May 31, 2008, the total number of outstanding performance units was 851,320. In 2007, we recognized ~~W~~8.6 billion as compensation expense in respect of the performance units. Our current plan is to grant the next series of performance units in March 2010 and every three years thereafter. We believe that the performance units provide our officers with long-term incentives to improve their work performance while enabling us to have definitive projections as to the maximum amount payable on our performance-based compensation.

Beginning on April 1, 1999, as a result of an amendment of the Korean National Pension Law, we have contributed an amount equal to 4.5% of employee wages and contribute 4.5% of employees’ wages which are deducted from such wages to the National Pension Management Corporation. In accordance with our policy and the Korean Labor Standard Law, employees with one year or more of service are entitled, upon termination of employment, to receive a lump sum severance payment based upon the length of their service and the average of the last three months’ wages. We make provisions for accrued severance indemnities based upon the assumption that all employees terminate their employment with us at the same time. As of December 31, 2007, the provisions for accrued severance benefits were ~~W~~480 billion (US$513 million), which represents 100.6% of the amount required under the Korean Labor Standard Law. Under Korean law, we may not terminate full time employees except under certain circumstances.

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

U.S. companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The listing rules of the Korea Exchange require each company, at the time of its initial listing, to disclose information related to its corporate governance, such as its board of directors, internal audit, shareholder voting, and remuneration of officers and directors. The Korea Exchange, among other things, will review the corporate governance practices of the company in determining whether to approve such company for listing. Under the Korea Exchange listing rules and in accordance with the requirements prescribed under the Securities and Exchange Act, at least one-fourth of a listed company’s directors must be outside directors provided that there must be at least three outside directors. In the case of “Large Listed Company,” which is defined as a company that has total assets as of the end of the most recent fiscal year of ~~W~~2 trillion or more, at least one-half of its directors must be outside directors and, pursuant to an amendment to the Securities and Exchange Act, more than one-half of a Large Listed Company’s directors must be outside directors effective from July 1, 2004. A Large Listed Company must also establish an audit committee of which at least two-thirds of its members must be outside directors and whose chairman must be an outside director. In addition, effective from December 31, 2003, at least one member of the audit committee who is an outside director must also be an accounting or financial expert, provided that companies have until the first occasion when its existing audit committee member is replaced for any reason or a new member is appointed to implement this change. A company that has failed to satisfy any of the foregoing requirements continuously for the past two years are prescribed by the Securities and Exchange Act to be delisted from the Korea Exchange. We qualify as a Large Listed Company under the Securities and Exchange Act and have complied with these corporate governance requirements since 2003.

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

Executive Sessions

Pursuant to the NYSE listing standards, non-management directors of U.S. companies listed on the NYSE must meet on a regular basis without management present and independent directors must meet separately at least once per year. While no such requirement currently exists under applicable Korean law or listing standards, pursuant to the bylaws governing our board of directors, outside directors are required to hold two exclusive sessions each year in order to promote the exchange of diverse opinions by outside directors.

Nominating and Corporate Governance Committee

Under the NYSE listing standards, U.S. companies listed on the NYSE are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. Under the Securities and Exchange Act, large listed companies, financial holding companies, commercial banks, and certain other financial institutions are required to have an outside director nominating committee of which at least one-half of its members must be outside directors. However, there is no requirement to establish a corporate governance committee under applicable Korean law. We currently have an outside director recommendation committee and a board steering committee which manage corporate governance practices applicable to us. The outside director recommendation committee consists of five directors, including four outside directors. The chairman of the committee must be an outside director pursuant to our outside director recommendation committee regulations. The board steering committee consists of five directors, including four outside directors.

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

Establish Corporate Governance Guidelines and Adopt Code of Business Conduct and Ethics

The NYSE listing standards require U.S. companies listed on the NYSE to establish corporate governance guidelines and to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. As a foreign private issuer, we are exempt from this requirement. While we have not adopted official corporate governance guidelines, our board of directors, outside director recommendation committee and the board steering committee review and determine corporate policies as needed to ensure efficient and transparent corporate governance practices. Pursuant to the requirements of the Sarbanes-Oxley Act, effective July 1, 2005, we adopted a code of ethics applicable to our Chairman & Chief Executive Officer and all other directors and executive officers including the Chief Financial Officer and the Chief Accounting Officer, as well as all financial, accounting and other officers of Shinhan Financial Group and its subsidiaries that are involved in the preparation and disclosure of Shinhan Financial Group’s consolidated financial statements and internal control of financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. On the same date, we also adopted an insider reporting system in compliance with Section 301 of the Sarbanes-Oxley Act. The code of ethics applicable to our executive officers as well as the financial officers of the holding company and its subsidiaries are available on our website www.shinhangroup.com. Several of our subsidiaries, including Shinhan Bank, Good Morning Shinhan Securities and Shinhan Life Insurance, currently also have their own codes of business conduct and ethics.

Shareholder Approval of Equity Compensation Plans

The NYSE listing standards require the shareholders of U.S. companies listed on the NYSE to approve all equity compensation plans. We currently have two equity compensation plans, consisting of a stock option plan for directors and key employees and the Employee Stock Ownership Plan for all employees. Stock options may be granted up to 20% of the total number of outstanding shares in accordance with the relevant rules set forth in our Articles of Incorporation. Under applicable Korean laws, granting of stock options requires a shareholder resolution at the extraordinary shareholders’ meeting, which requires the approval of the holders of the shares representing at least two-thirds of those shares present or represented at such meeting and also representing at least one-third of the total issued and outstanding shares. Under applicable Korean laws and our Articles of Incorporation, stock options may be granted up to 1% of the total number of outstanding shares by a board of director, subject to the approval at the next shareholders’ meeting. Shares under the Employee Stock Ownership Plan may be granted up to the lower of 1% of the total number of issued and outstanding shares and ~~W~~300 million in aggregate purchase price of such shares, and without a shareholder resolution pursuant to applicable Korean laws.

Effective October 2005, the amended Framework Act on Workers’ Welfare and the Enforcement Decree thereunder allow a company to issue stock options up to 20% of its issued and outstanding shares by a resolution at the shareholders’ meeting with an individual limit of ~~W~~6 million per each member of the employee stock ownership association, if otherwise permitted by the Articles of Incorporation. In addition, if a company is issuing stock options by a 10% of its issued and outstanding shares, only a board of director resolution is required for such issuance if otherwise permitted by the Articles of Incorporation. However, we have not adopted such provision in our Articles of Incorporation.

Annual Certification of Compliance

Lastly, a chief executive officer of a U.S. company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE listing rules applicable to foreign private issuers, we are not required to provide the NYSE with this annual compliance certification. However, in accordance with rules applicable to both U.S. companies and foreign private issuers, we are required to promptly notify the NYSE in writing after any executive officer becomes aware of any material noncompliance with the NYSE corporate governance standards applicable to us. Beginning in 2005, foreign private issuers, including us, are required to submit to the NYSE an annual written affirmation relating to compliance with Sections 303A.06 and 303A.11 of the NYSE listed company manual, which are the NYSE corporate governance standards applicable to foreign private issuers. All written affirmations must be executed in the form provided by the NYSE, without modification. We plan to submit the annual written affirmation to the NYSE within 30 days of filing with the SEC our annual report on Form 20-F for the fiscal year ended December 31, 2007.

BOARD PRACTICES

Board of Directors

Our board of directors, which currently consists of two executive directors, one non-executive director and 12 outside directors, has the ultimate responsibility for the management of our affairs.

Our Articles of Incorporation provide for no less than three but no more than 15 directors and the number of executive directors must be less than 50% of the total number of directors. At least half of our directors must be outside directors, and we must maintain at least three outside directors. All directors are elected for a term not exceeding three years as determined by the board of directors, except that outside directors who have been elected as “outside experts” at a general meeting of shareholders will serve for a term of one year.

Terms are renewable and are subject to the Korean Commercial Code, the Financial Holding Companies Act and related regulations.

Our board of directors meets on a regular basis to discuss and resolve material corporate matters. Additional extraordinary meetings may also be convened at the request of the president and chief executive officer or a director designated by the board.

Committees of the Board of Directors

We currently have six management committees that serve under the board:

•	the Board Steering Committee;

•	the Risk Management Committee;

•	the Audit Committee

•	the Outside Director Recommendation Committee;

•	the Compensation Committee; and

•	the Audit Committee Member Recommendation Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of stockholders.

Board Steering Committee

The Board Steering Committee currently consists of four directors, namely Young Sup Huh, Pyung Joo Kim, Byung Hun Park and Shee Yul Ryoo, together with the chairman of our Board of Directors. The committee is responsible for ensuring the efficient operations of the board and the facilitation of the board’s functions. The committee’s responsibilities also include reviewing and assessing the board’s structure and the effectiveness of that structure in fulfilling the board’s fiduciary responsibilities. The committee holds regular meetings every quarter.

Risk Management Committee

The Risk Management Committee currently consists of three outside directors, namely Bong Youn Cho, Pyung Joo Kim and Philippe Reynieix. The committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control. The committee holds regular meetings every quarter.

Audit Committee

The Audit Committee currently consists of four outside directors, namely Bong Youn Cho, Sung Bin Chun, Young Sup Huh and Young Woo Kim. The committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors for each general meeting of stockholders. The committee holds regular meetings every quarter.

Outside Director Recommendation Committee

From February 4, 2008 to March 19, 2008, the Outside Director Recommendation Committee consisted of Sung Bin Chun, Pyung Joo Kim, Byung Hun Park, Eung Chan Ra and Shee Yul Ryoo. Members of this committee will be appointed by our board of directors if and when necessary. This committee is responsible for recommending and nominating candidates for our outside director positions and related matters. The committee meetings are called by the chairman of this committee, who must be an outside director.

Compensation Committee

The Compensation Committee currently consists of five outside directors, namely Bong Youn Cho, Sung Bin Chun, Young Sup Huh, Pyung Joo Kim and Shee Yul Ryoo. At least one-half of the members of this committee must be outside directors. This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee meetings are called by the chairman of this committee, who must be an outside director.

Audit Committee Member Recommendation Committee

Established on March 19, 2008, the Audit Committee Member Recommendation Committee is required to consist of all outside directors. This committee recommends candidates for the members of the Audit Committee and is required to act on the basis of a two-thirds vote of the members present.

EMPLOYEES

As of December 31, 2007, at the holding company level, we had approximately 85 regular employees, almost all of whom are employed within Korea. As of December 31, 2007, our subsidiaries had approximately 16,400 regular employees, almost all of whom are employed within Korea. In addition, as of December 31, 2007, we had three non-regular employees at the holding company level and approximately 4,700 non-regular employees at the subsidiary level. Of the total number of regular and non-regular employees at both the holding company and subsidiaries, 57.5% were managerial or executive employees.

7,468 employees at Shinhan Bank (including the employees of former Chohung Bank), 270 employees at Jeju Bank and 286 employees of Shinhan Card who were employees of former Shinhan Card were members of Korea Financial Industry Union and 1,268 employees at Good Morning Shinhan Securities were members of Korea Securities Trade Union as of December 31, 2007. 2,862 employees of Shinhan Card who were employees of LG Card were members of the Korean Federation of Clerical and Financial Labor Union as of December 31, 2007.

Following the merger of Chohung Bank and Shinhan Bank, the employees of former Chohung Bank maintained a separate labor union from the labor union for the employees of Shinhan Bank. On October 16, 2007, the labor union for the employees of former Chohung Bank merged into that for the employees of Shinhan Bank.

Following the transfer of assets and liabilities into LG Card (since renamed Shinhan Card), the employees of former Shinhan Card maintained a separate labor union from the labor union for the employees of LG Card. As of December 31, 2007, 286 employees of Shinhan Card were members of the labor union of former Shinhan Card, while 2,862 other employees of Shinhan Card who were employees of LG Card at the time of the merger were members of the labor union of LG Card. The two unions are currently in discussion to merge them together. We have not experienced any significant difficulty due to the existence of the two labor unions.

Since our acquisition of Chohung Bank in 2003, we have not experienced any general employee work stoppages and consider our employee relations to be good.

SHARE OWNERSHIP

As of December 31, 2007, the persons who are currently our directors or executive officers, as a group, beneficially held an aggregate of 5,185,062 shares of our common stock representing approximately 1.31% of our outstanding common stock as of such date. None of these persons individually held more than 1% of our outstanding common stock as of such date.

Stock Options

We have granted stock options to certain of the directors and officers of the holding company and its subsidiaries. For options granted prior to March 30, 2005, we are required to pay in cash the difference between the exercise and the market price at the date of exercise. For options issued on or after March 30, 2005, we may either issue common stock or pay in cash the difference between the exercise and the market price at the date of exercise. The following table is the breakdown of stock options with respect to our common stock that we have granted to our directors and officers, describing the grant dates, positions held by such directors and officers, exercise period, price and the number of options as of May 26, 2008.

					Number of	Percentage of	Number of
	Grant	Exercise Period		Exercise	Granted	Shares	Exercised
	Date	From	To	Price	Options	Outstanding	Options
				(In Won)		(Percentage)

Shinhan Financial Group
Eung Chan Ra	5/22/2002	5/23/2004	5/22/2008	18,910	94,416	0.02%	94,416
(Chairman of the	5/15/2003	5/16/2005	5/15/2009	11,800	95,390	0.02%	95,390
Board of Directors)	3/25/2004	3/25/2006	3/25/2009	21,595	100,000	0.03%	100,000
	3/30/2005	3/30/2008	3/29/2012	28,006	99,447	0.03%	—
	3/21/2006	3/21/2009	3/20/2013	38,829	120,000	0.03%	—
	3/20/2007	3/20/2010	3/19/2014	54,560	60,000	0.02%	—
	3/19/2008	3/19/2011	3/18/2015	49,053	55,000	0.01%	—
In Ho Lee	5/22/2002	5/23/2004	5/22/2008	18,910	32,162	0.01%	32,162
(President and Chief	3/21/2006	3/21/2009	3/20/2013	38,829	186,500	0.05%	—
Executive Officer)	3/20/2007	3/20/2010	3/19/2014	54,560	54,000	0.01%	—
	3/19/2008	3/19/2011	3/18/2015	49,053	49,500	0.01%	—
Pyung Joo Kim	3/30/2005	3/30/2008	3/29/2012	28,006	8,770	0.00%	—
(Outside Director)	3/20/2007	3/20/2010	3/19/2014	54,560	10,000	0.00%	—
Shee Yul Ryoo	3/30/2005	3/30/2008	3/29/2012	28,006	9,944	0.00%	—
(Outside Director)	3/21/2006	3/21/2009	3/20/2013	38,829	10,000	0.00%	—
	3/20/2007	3/20/2010	3/19/2014	54,560	10,000	0.00%	—
Sung Bin Chun	3/20/2007	3/20/2010	3/19/2014	54,560	10,000	0.00%	—
(Outside Director)
Baek Soon Lee	3/25/2004	3/25/2006	3/25/2009	21,595	20,000	0.01%	—
(Deputy President)	3/30/2005	3/30/2008	3/29/2012	28,006	19,889	0.01%	—
	3/21/2006	3/21/2009	3/20/2013	38,829	24,000	0.01%	—
	3/20/2007	3/20/2010	3/19/2014	54,560	11,000	0.00%	—
	3/19/2008	3/19/2011	3/18/2015	49,053	11,000	0.00%	—
Jae Woon Yoon	3/21/2006	3/21/2009	3/20/2013	38,829	22,000	0.01%	—
(Deputy President)	3/20/2007	3/20/2010	3/19/2014	54,560	11,000	0.00%	—
	3/19/2008	3/19/2011	3/18/2015	49,053	11,000	0.00%	—
Buhmsoo Choi	3/19/2008	3/19/2011	3/18/2015	49,053	11,000	0.00%	—
(Deputy President)
Shinhan Bank
Sang Hoon Shin	5/22/2002	5/23/2004	5/22/2008	18,910	28,325	0.01%	28,325
(President & CEO)	5/15/2003	5/16/2005	5/15/2009	11,800	77,160	0.02%	77,160
	3/25/2004	3/25/2006	3/25/2009	21,595	80,000	0.02%	80,000
	3/30/2005	3/30/2008	3/29/2012	28,006	80,000	0.02%	—
	3/21/2006	3/21/2009	3/20/2013	38,829	88,000	0.02%	—
	3/20/2007	3/20/2010	3/19/2014	54,560	48,000	0.01%	—
	3/19/2008	3/19/2011	3/18/2015	49,053	44,000	0.01%	—
Hyu Won Lee	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	0.00%	2,500
(Deputy President)	5/15/2003	5/16/2005	5/15/2009	11,800	2,200	0.00%	2,200
	3/25/2004	3/25/2006	3/25/2009	21,595	1,800	0.00%	1,800
	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01%	—

					Number of	Percentage of	Number of
	Grant	Exercise Period		Exercise	Granted	Shares	Exercised
	Date	From	To	Price	Options	Outstanding	Options
				(In Won)		(Percentage)

	3/21/2006	3/21/2009	3/20/2013	38,829	22,000	0.01%	—
	3/20/2007	3/20/2010	3/19/2014	54,560	11,000	0.00%	—
	3/19/2008	3/19/2011	3/18/2015	49,053	11,000	0.00%	—
Won Suck Choi	3/30/2005	3/30/2008	3/29/2012	28,006	5,000	0.00%	—
(Deputy President)	3/21/2006	3/21/2009	3/20/2013	38,829	22,000	0.01%	—
	3/20/2007	3/20/2010	3/19/2014	54,560	11,000	0.00%	—
	3/19/2008	3/19/2011	3/18/2015	49,053	11,000	0.00%	—
Nam Lee	3/30/2005	3/30/2008	3/29/2012	28,006	2,000	0.00%	—
(Deputy President)	3/21/2006	3/21/2009	3/20/2013	38,829	22,000	0.01%	—
	3/20/2007	3/20/2010	3/19/2014	54,560	11,000	0.00%	—
	3/19/2008	3/19/2011	3/18/2015	49,053	11,000	0.00%	—
Chang Kee Hur	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	0.00%	2,500
(Deputy President)	5/15/2003	5/16/2005	5/15/2009	11,800	1,700	0.00%
	3/25/2004	3/25/2006	3/25/2009	21,595	1,800	0.00%
	3/30/2005	3/30/2008	3/29/2012	28,006	1,800	0.00%	—
	3/21/2006	3/21/2009	3/20/2013	38,829	22,000	0.01%	—
	3/20/2007	3/20/2010	3/19/2014	54,560	11,000	0.00%	—
	3/19/2008	3/19/2011	3/18/2015	49,053	11,000	0.00%	—
Jeum Joo Gweon	5/22/2002	5/23/2004	5/22/2008	18,910	1,500	0.00%	1,500
(Deputy President)	5/15/2003	5/16/2005	5/15/2009	11,800	1,700	0.00%	1,700
	3/25/2004	3/25/2006	3/25/2009	21,595	1,800	0.00%	1,800
	3/30/2005	3/30/2008	3/29/2012	28,006	2,500	0.00%	—
	3/21/2006	3/21/2009	3/20/2013	38,829	7,000	0.00%	—
	3/20/2007	3/20/2010	3/19/2014	54,560	7,500	0.00%	—
	3/19/2008	3/19/2011	3/18/2015	49,053	11,000	0.00%	—
Sung Woo Kim	3/30/2005	3/30/2008	3/29/2012	28,006	1,600	0.00%	—
(Deputy President)	3/21/2006	3/21/2009	3/20/2013	38,829	7,000	0.01%	—
	3/20/2007	3/20/2010	3/19/2014	54,560	7,000	0.00%	—
	3/19/2008	3/19/2011	3/18/2015	49,053	10,000	0.00%	—
Hak Joo Kim	5/15/2003	5/16/2005	5/15/2009	11,800	1,700	0.00%	—
(Deputy President)	3/25/2004	3/25/2006	3/25/2009	21,595	1,800	0.00%	—
	3/30/2005	3/30/2008	3/29/2012	28,006	1,800	0.01%	—
	3/21/2006	3/21/2009	3/20/2013	38,829	7,000	0.01%	—
	3/20/2007	3/20/2010	3/19/2014	54,560	7,000	0.00%	—
	3/19/2008	3/19/2011	3/18/2015	49,053	10,000	0.00%	—
Joo Won Park	3/30/2005	3/30/2008	3/29/2012	28,006	2,000	0.00%	—
(Deputy President)	3/21/2006	3/21/2009	3/20/2013	38,829	2,100	0.01%	—
	3/20/2007	3/20/2010	3/19/2014	54,560	7,000	0.00%	—
	3/19/2008	3/19/2011	3/18/2015	49,053	10,000	0.00%	—
Chan Park	3/30/2005	3/30/2008	3/29/2012	28,006	1,800	0.00%	—
(Executive Vice	3/21/2006	3/21/2009	3/20/2013	38,829	7,000	0.01%	—
President)	3/20/2007	3/20/2010	3/19/2014	54,560	7,000	0.00%	—
	3/19/2008	3/19/2011	3/18/2015	49,053	8,250	0.00%	—
Jung Won Lee	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	0.00%	2,500
(Executive Vice	5/15/2003	5/16/2005	5/15/2009	11,800	1,700	0.00%	—
President)	3/25/2004	3/25/2006	3/25/2009	21,595	2,000	0.00%	—
	3/30/2005	3/30/2008	3/29/2012	28,006	2,500	0.00%	—
	3/21/2006	3/21/2009	3/20/2013	38,829	2,500	0.00%	—
	3/20/2007	3/20/2010	3/19/2014	54,560	3,000	0.00%	—
	3/19/2008	3/19/2011	3/18/2015	49,053	8,250	0.00%	—

					Number of	Percentage of	Number of
	Grant	Exercise Period		Exercise	Granted	Shares	Exercised
	Date	From	To	Price	Options	Outstanding	Options
				(In Won)		(Percentage)

Chan Hee Jin	3/30/2005	3/30/2008	3/29/2012	28,006	2,000	0.00%	—
(Executive Vice	3/21/2006	3/21/2009	3/20/2013	38,829	1,800	0.00%	—
President)	3/19/2008	3/19/2011	3/18/2015	49,053	8,250	0.00%	—
Hyung Jin Kim	5/15/2003	5/16/2005	5/15/2009	11,800	1,200	0.00%	—
(Executive Vice	3/25/2004	3/25/2006	3/25/2009	21,595	2,000	0.00%	—
President)	3/30/2005	3/30/2008	3/29/2012	28,006	1,800	0.00%	—
	3/21/2006	3/21/2009	3/20/2013	38,829	2,500	0.00%	—
	3/20/2007	3/20/2010	3/19/2014	54,560	3,000	0.00%	—
	3/19/2008	3/19/2011	3/18/2015	49,053	7,500	0.00%	—
Young Hoon Lee	5/22/2002	5/23/2004	5/22/2008	18,910	1,500	0.00%	1,500
(Executive Vice	5/15/2003	5/16/2005	5/15/2009	11,800	1,200	0.00%	1,200
President)	3/25/2004	3/25/2006	3/25/2009	21,595	2,000	0.00%	2,000
	3/30/2005	3/30/2008	3/29/2012	28,006	2,500	0.00%	—
	3/21/2006	3/21/2009	3/20/2013	38,829	7,000	0.00%	—
	3/20/2007	3/20/2010	3/19/2014	54,560	3,000	0.00%	—
	3/19/2008	3/19/2011	3/18/2015	49,053	7,500	0.00%	—
Shinhan Card
Jae Woo Lee	5/22/2002	5/23/2004	5/22/2008	18,910	18,873	0.00%	18,873
(President)	5/15/2003	5/16/2005	5/15/2009	11,800	19,290	0.01%	—
	3/25/2004	3/25/2006	3/25/2009	21,595	20,000	0.01%	—
	3/30/2005	3/30/2008	3/29/2012	28,006	19,889	0.01%	—
	3/21/2006	3/21/2009	3/20/2013	38,829	24,000	0.01%	—
	3/20/2007	3/20/2010	3/19/2014	54,560	11,000	0.00%	—
	3/19/2008	3/19/2011	3/18/2015	49,053	22,000	0.01%	—
In Sup Kim	3/20/2007	3/20/2010	3/19/2014	54,560	8,250	0.00%	—
(Statutory Auditor)
Hong Kyu Kang	3/19/2008	3/19/2011	3/18/2015	49,053	8,250	0.00%	—
(Deputy CEO)
Soo Ik Park	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	0.00%	2,500
(Deputy CEO)	5/15/2003	5/16/2005	5/15/2009	11,800	2,200	0.00%	2,200
	3/25/2004	3/25/2006	3/25/2009	21,595	1,800	0.00%	1,800
	3/30/2005	3/30/2008	3/29/2012	28,006	2,500	0.00%	2,500
	3/21/2006	3/21/2009	3/20/2013	38,829	7,000	0.00%	—
	3/20/2007	3/20/2010	3/19/2014	54,560	7,000	0.00%	—
	3/19/2008	3/19/2011	3/18/2015	49,053	7,500	0.00%	—
Doo Hwan Jun	3/21/2006	3/21/2009	3/20/2013	38,829	15,000	0.00%	—
(Deputy CEO)	3/20/2007	3/20/2010	3/19/2014	54,560	8,250	0.00%	—
	3/19/2008	3/19/2011	3/18/2015	49,053	8,250	0.00%	—
Hee Geon Kim	3/21/2006	3/21/2009	3/20/2013	38,829	15,000	0.00%	—
(Deputy CEO)	3/20/2007	3/20/2010	3/19/2014	54,560	8,250	0.00%	—
	3/19/2008	3/19/2011	3/18/2015	49,053	8,250	0.00%	—
Jong Kyun Sin	3/19/2008	3/19/2011	3/18/2015	49,053	7,500	0.00%	—
(Deputy CEO)
Chun Kuk Lee	3/25/2004	3/25/2006	3/25/2009	21,595	1,000	0.00%	—
(Managing Director)	3/30/2005	3/30/2008	3/29/2012	28,006	1,200	0.00%	—
	3/21/2006	3/21/2009	3/20/2013	38,829	1,400	0.00%	—
	3/20/2007	3/20/2010	3/19/2014	54,560	7,500	0.00%	—
	3/19/2008	3/19/2011	3/18/2015	49,053	6,600	0.00%	—
Il Hwan Kim	3/19/2008	3/19/2011	3/18/2015	49,053	6,600	0.00%	—
(Managing Director)

					Number of	Percentage of	Number of
	Grant	Exercise Period		Exercise	Granted	Shares	Exercised
	Date	From	To	Price	Options	Outstanding	Options
				(In Won)		(Percentage)

Jae Gwang Soh	3/19/2008	3/19/2011	3/18/2015	49,053	6,000	0.00%	—
(Managing Director)
Ihl Soon Cho	3/19/2008	3/19/2011	3/18/2015	49,053	6,000	0.00%	—
(Managing Director)
In Chang Rou	3/19/2008	3/19/2011	3/18/2015	49,053	6,000	0.00%	—
(Managing Director)
Good Morning Shinhan Securities
Dong Girl Lee	5/22/2002	5/23/2004	5/22/2008	18,910	26,953	0.01%	26,953
(President & CEO)	5/15/2003	5/16/2005	5/15/2009	11,800	30,000	0.01%	—
	3/25/2004	3/25/2006	3/25/2009	21,595	30,000	0.01%	—
	3/30/2005	3/30/2008	3/29/2012	28,006	40,000	0.01%	—
	3/21/2006	3/21/2009	3/20/2013	38,829	48,000	0.01%	—
	3/20/2007	3/20/2010	3/19/2014	54,560	20,000	0.01%	—
	3/19/2008	3/19/2011	3/18/2015	49,053	20,000	0.01%	—
Ki Seung Jung	3/20/2007	3/20/2010	3/19/2014	54,560	7,500	0.00%	—
(Chief Auditor)
Jin Kook Lee	3/30/2005	3/30/2008	3/29/2012	28,006	14,080	0.00%	—
(Vice President)	3/21/2006	3/21/2009	3/20/2013	38,829	15,000	0.00%	—
	3/20/2007	3/20/2010	3/19/2014	54,560	7,500	0.00%	—
	3/19/2008	3/19/2011	3/18/2015	49,053	8,250	0.00%	—
Yoo Shin Jung	3/30/2005	3/30/2008	3/29/2012	28,006	14,080	0.00%	—
(Vice President)	3/20/2007	3/20/2010	3/19/2014	54,560	7,500	0.00%	—
	3/19/2008	3/19/2011	3/18/2015	49,053	7,500	0.00%	—
Seung Hee Hyun	3/21/2006	3/21/2009	3/20/2013	38,829	5,000	0.00%	—
(Vice President)	3/20/2007	3/20/2010	3/19/2014	54,560	7,500	0.00%	—
	3/19/2008	3/19/2011	3/18/2015	49,053	7,500	0.00%	—
Shinhan Life Insurance
Jin Won Suh	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	0.00%	2,500
(CEO)	5/15/2003	5/16/2005	5/15/2009	11,800	2,200	0.00%	—
	3/25/2004	3/25/2006	3/25/2009	21,595	20,000	0.01%	—
	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	0.01%	—
	3/21/2006	3/21/2009	3/20/2013	38,829	22,000	0.01%	—
	3/20/2007	3/20/2010	3/19/2014	54,560	11,000	0.00%	—
	3/19/2008	3/19/2011	3/18/2015	49,053	22,000	0.01%	—
Seung Choo Kang	3/21/2006	3/21/2009	3/20/2013	38,829	16,500	0.00%	—
(Statutory Auditor)	3/20/2007	3/20/2010	3/19/2014	54,560	8,250	0.00%	—
Byung Chan Lee	3/21/2006	3/21/2009	3/20/2013	38,829	15,000	0.00%	—
(Deputy President)	3/20/2007	3/20/2010	3/19/2014	54,560	8,250	0.00%	—
	3/19/2008	3/19/2011	3/18/2015	49,053	8,250	0.00%	—
Keun Jong Lee	3/21/2006	3/21/2009	3/20/2013	38,829	15,000	0.00%	—
(Deputy President)	3/20/2007	3/20/2010	3/19/2014	54,560	8,250	0.00%	—
	3/19/2008	3/19/2011	3/18/2015	49,053	8,250	0.00%	—
Young Chul Bae	3/21/2006	3/21/2009	3/20/2013	38,829	15,000	0.00%	—
(Deputy President)	3/20/2007	3/20/2010	3/19/2014	54,560	8,250	0.00%	—
	3/19/2008	3/19/2011	3/18/2015	49,053	7,500	0.00%	—
Sam Suck Rho	3/21/2006	3/21/2009	3/20/2013	38,829	12,000	0.00%	—
(Deputy President)	3/20/2007	3/20/2010	3/19/2014	54,560	8,250	0.00%	—
	3/19/2008	3/19/2011	3/18/2015	49,053	7,500	0.00%	—

					Number of	Percentage of	Number of
	Grant	Exercise Period		Exercise	Granted	Shares	Exercised
	Date	From	To	Price	Options	Outstanding	Options
				(In Won)		(Percentage)

Jung Kun Lee	5/22/2002	5/23/2004	5/22/2008	18,910	1,500	0.00%	1,500
(Deputy President)	5/15/2003	5/16/2005	5/15/2009	11,800	1,200	0.00%	1,200
	3/25/2004	3/25/2006	3/25/2009	21,595	1,800	0.01%	1,800
	3/30/2005	3/30/2008	3/29/2012	28,006	2,500	0.01%	—
	3/21/2006	3/21/2009	3/20/2013	38,829	7,000	0.01%	—
	3/20/2007	3/20/2010	3/19/2014	54,560	7,500	0.00%	—
	3/19/2008	3/19/2011	3/18/2015	49,053	7,500	0.00%	—
Ki Won Kim	3/21/2006	3/21/2009	3/20/2013	38,829	12,000	0.00%	—
(Deputy President)	3/20/2007	3/20/2010	3/19/2014	54,560	6,000	0.00%	—
	3/19/2008	3/19/2011	3/18/2015	49,053	6,600	0.00%	—
Total					2,929,818	0.82%	593,679

In addition, members of the employee stock ownership association have certain pre-emptive rights in relation to our shares that are publicly offered under the Securities and Exchange Act. As of May 21, 2008, our employee stock ownership association owned 6,038,344 shares of our common stock.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth certain information relating to the beneficial ownership of our common shares as of December 31, 2007.

	Number of Common	Percentage of Total
Name of Shareholder	Shares Held	Common Shares

BNP Paribas Group(1)	33,682,104	8.50%
Korea National Pension Fund	17,520,648	4.42
Citibank, N.A. (ADR Department)	17,322,158	4.37
Mirae Asset Investments	12,819,741	3.24
Capital World Growth and Income Fund	11,967,200	3.02
Euro-Pacific Growth Fund	9,075,000	2.29
Mizuho	5,955,000	1.50
Daekyo Co., Ltd.	5,639,402	1.42
Shinhan Financial Group Employee Stock Ownership Association	5,572,131	1.41
SSB-THBG INV (Thornburg)	5,299,636	1.34
Others	271,346,567	68.49

Total	396,199,587	100.00%

Note:

(1)	Includes 26,288,081 common shares held by BNP Paribas S.A. and 7,394,023 common shares held by BNP Paribas Luxembourg.

The following table sets forth certain information relating to the beneficial ownership of our redeemable preferred shares as of December 31, 2007. On January 25, 2007, we issued Series 10 redeemable preferred shares and Series 11 redeemable convertible preferred shares to fund a portion of our acquisition of LG Card.

	Number of	Number of		Number of
	Series 2,	Series 7	Number of	Series 11
	3, 4 and 5	and 8	Series 10	Redeemable	Total	Percentage
	Redeemable	Redeemable	Redeemable	Convertible	Number of	of Total
	Preferred	Preferred	Preferred	Preferred	Preferred	Preferred
Name of Shareholder	Shares	Shares	Shares	Shares	Shares	Shares

Korea Deposit Insurance Corporation	27,950,377	—	—	—	27,950,377	37.69%
Private Investment Trust managed by Seoul Asset Management	—	—	10,400,000	4,497,800	14,897,800	20.09
Korea Local Administrative Officials’ Mutual Fund	—	—	2,520,000	1,868,300	4,388,300	5.92
Korean Federation of Community Credit Cooperative	—	—	2,520,000	1,089,800	3,609,800	4.87
TY 2nd Co., Ltd.	—	—	2,100,000	926,900	3,026,900	4.08
HungKuk Life Insurance	—	—	2,000,000	864,900	2,864,900	3.86
Strider Securitization Specialty Co., Ltd.	—	2,500,000	—	—	2,500,000	3.37
True Friend 5th	—	—	2,160,000	—	2,160,000	2.91
Shin Young Securities	—	—	1,140,000	882,200	2,022,200	2.73
Korea Exchange Bank	—	—	1,300,000	—	1,300,000	1.75
Government Employees Pension Corporation	—	—	700,000	518,900	1,218,900	1.64
Woori Securities	—	—	1,200,000	—	1,200,000	1.62
JP Morgan SECS Ltd.	—	—	—	1,098,900	1,098,900	1.48
TY 3rd Securitization Limited	—	—	1,050,000	—	1,050,000	1.42
Ministry of Information and Communication Korea Post	—	—	—	1,037,900	1,037,900	1.40
Korea Investment & Securities	—	—	—	934,100	934,100	1.26
Daegu Bank	—	—	700,000	—	700,000	0.94
HungKuk Ssangyong Fire & Marine Insurance	—	—	400,000	172,900	572,900	0.77
Tong Yang Insurance	—	—	—	528,400	528,400	0.71
Daewoo Securities	—	—	300,000	—	300,000	0.41
National Federation of Fishers Cooperatives	—	—	300,000	—	300,000	0.41
UBS AG-Asia Equity	—	—	—	300,000	300,000	0.41
Kyobo Life Insurance	—	—	100,000	—	100,000	0.13
Kyongnam Bank	—	—	100,000	—	100,000	0.13

Total	27,950,377	2,500,000	28,990,000	14,721,000	74,161,377	100.0%

Other than those listed above, no other shareholders own more than 1% of our issued and outstanding shares. None of our shareholders have different voting rights.

As of the date hereof, our total authorized share capital is 1,000,000,000 shares, par value ~~W~~5,000 per share. As of May 23, 2008, 396,199,587 common shares and 74,161,377 preferred shares were issued and outstanding. There are no common shares held in treasury.

As of December 31, 2007, the latest date available on which we closed our shareholders’ registry, 457 shareholders of record were in the United States, holding in the aggregate 24.2% of our then total outstanding shares

(including Citibank, as the depositary for our global depositary shares, each representing two shares of our common stock).

RELATED PARTY TRANSACTIONS

None of our directors or officers have or had any interest in any transactions effected by us that are or were unusual in their nature or conditions or significant to our business which were effected during the current or immediately preceding year or were effected during an earlier year and remain in any respect outstanding or unperformed.

In December 2001, BNP Paribas acquired 4.00% of our common stock in return for an investment of approximately ~~W~~155 billion in cash pursuant to an alliance agreement. Under the terms of the alliance agreement, for so long as BNP Paribas does not sell or otherwise transfer (except to any of its wholly-owned subsidiaries) any portion of its ownership interest in our common stock and maintains, after any issuances of new shares by us from time to time, its shareholding percentage of not less than 3.5% of our issued common stock, we are required to call a meeting of our shareholders to recommend that one nominee of BNP Paribas be elected to our board of directors. In addition, under the alliance agreement, BNP Paribas has the right to subscribe for new issuances of our common shares in the event that such new issuances would result in the dilution of the shareholding percentage of BNP Paribas below 3.5%. As of December 31, 2007, BNP Paribas Group owned 33,682,104 shares, or 8.50%, of our total common stock.

As of December 31, 2007, the outstanding balance of beneficiary certificates invested into Shinhan BNP Paribas Investment Trust were ~~W~~1,351 billion.

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

In December 2005, in a series of related transactions, we acquired 100% of Shinhan Life Insurance, an insurance company, through a “small scale share exchange” mechanism provided under applicable Korean law, pursuant to which we issued 17,528,000 new shares of our common stock to the shareholders of Shinhan Life Insurance in exchange for all outstanding common stock of Shinhan Life Insurance held by them for an aggregate purchase price of ~~W~~612 billion, or ~~W~~15,300 per share. As part of this share exchange, Shinhan Bank exchanged 5,524,772 common shares of Shinhan Life Insurance previously held by it into 2,420,955 of our common shares and Good Morning Shinhan Securities exchanged 464,800 common shares of Shinhan Life Insurance previously held by it into 203,675 of our common shares, all of which were sold in the market in June 2006. Similarly, as part of this transaction, Shinhan Life Insurance also exchanged 9,000 of its common shares, which Shinhan Life Insurance acquired as a result of the exercise of appraisal rights by dissenting shareholders of Shinhan Life Insurance, into 3,943 shares of our common stock. All of such shares of our common stock received by Shinhan Life Insurance were sold in the market on December 29, 2005.

As of December 31, 2005, 2006 and 2007 and May 31, 2008, we had principal loans outstanding to our directors, executive officers and their affiliates in the principal amount of ~~W~~181 billion, ~~W~~172 billion, ~~W~~110 billion and ~~W~~127 billion, which were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.

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

In June 2006, Mr. Shee Yul Ryoo, one of our outside directors, was appointed as an outside director of Hankook Computer, a computer company in Korea. Since the date of Mr. Ryoo’s such appointment at Hankook Computer, we purchased card processing equipment in the amount of ~~W~~75 million in 2006 and ~~W~~943 million in 2007. For the first half of 2008, we have contracts for such equipment in the amount of ~~W~~3,195 million, of which ~~W~~510 million has been paid.

ITEM 8.	FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

Our consolidated financial statements are set forth under “Item 18. Financial Statements.”

Dividend Policy

See “Item 10. Additional Information — Articles of Incorporation — Description of Capital Stock — Dividends.” For a description of tax consequences of dividends paid to our shareholders, see “Item 10. Additional Information — Taxation — Korean Taxation — Dividends on Shares of Common Stock or American Depositary Shares” and “Item 10. Additional Information — Taxation — United States Taxation — Distributions on Shares or American Depositary Shares.”

Legal Proceedings

In October 2001, the trustees of the TRA Rights Trust (as sole successor in interest to Seagate) instituted litigation against several defendants, including Shinhan Bank. The plaintiff argued that Shinhan Bank is jointly and severally liable for damages as it had actively participated in certain financing activities that contributed to the fraudulent inflation of the revenues, income and assets as reflected in the financial statements of L&H Korea, a principal subsidiary of Lernout & Hauspie (“L&H”). The plaintiff sought damages for the impact of the fraud on the price of L&H shares and, in particular, treble damages in the amount of approximately US$167 million under Racketeer Influenced and Corrupt Organizations, one of its alleged causes of claim (“Filler Case”). In addition, in November 2001, Stonington Partners Inc., Stonington Capital Appreciation 1994 Fund L.P. and Stonington Holdings, L.L.C., the former shareholders of L&H, instituted litigation against several defendants, including Shinhan Bank, alleging the same causes of action against Shinhan Bank under the same operative facts as the above-described litigation (“Stonington Case”). These plaintiffs sought compensatory damages for the impact of the fraud on the price of L&H shares, and punitive damages to be determined at trial. Alleging the same cause of action, Janet Baker, James Baker, JKBaker LLC and JMBaker LLC also instituted litigation against several defendants, including Shinhan Bank, in March 2002 (“Baker Case”). All of these cases have been decided by courts of relevant jurisdiction in favor of the defendant, and, as the relevant statutes of limitations have passed without further appeal by the plaintiffs, we believe that these lawsuits have been concluded. In August 2005, Scott L. Baena, as the trustee of L&H, also instituted litigation (the “Baena Case”) in the Southern District of New York against several defendants, including Shinhan Bank and Chohung Bank, alleging substantially the same causes of action against Shinhan Bank and Chohung Bank under the same operative facts as the Baker Case, the Filler Case and the Stonington Case for a damage claim of US$50 million. No assurances can be given the court will rule in favor of the defendants in the Baena Case. While we are unable to predict the ultimate disposition of the foregoing claims, its ultimate disposition will not, in the opinion of management, have a material adverse effect on us. We believe that the transactions with L&H Korea were conducted in the ordinary course of our banking practices, where the transaction involved a customary secured lending without any financing for receivables. We intend to vigorously defend against any additional claims or appeals.

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

MARKET PRICE INFORMATION AND TRADING MARKET

Market Prices of Common Stock and ADSs

Shares of our common stock were listed on the Korea Exchange on September 10, 2001. The Korea Exchange is the principal trading market for our shares of common stock. As of December 31, 2007, there were 396,199,587 shares of common stock issued. Our American depositary shares have been listed on the New York Stock Exchange since September 16, 2003 and are identified by the symbol “SHG.” The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Korea Exchange for our common stock since 2003, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our American depositary shares since 2004.

	Korea Exchange			New York Stock Exchange
	Closing Price per			Closing Price
	Common Stock		Average Daily	per ADS		Average Daily
	High	Low	Trading Volume	High	Low	Trading Volume
			(Shares)			(ADSs)

2003	19,700	9,500	1,408,358	—	—	—
2004	23,400	15,200	1,372,443	45.65	26.50	6,039
2005	43,100	24,100	1,210,054	74.31	51.78	14,419
2006	49,500	36,800	1,385,417	106.08	74.05	26,422
First Quarter	43,500	36,800	1,466,513	88.10	74.05	35,619
Second Quarter	49,500	40,400	1,685,916	106.08	81.15	29,752
Third Quarter	47,100	42,100	1,155,628	100.98	88.95	20,819
Fourth Quarter	48,500	41,450	1,236,040	106.00	86.56	19,644
2007	66,200	45,450	1,696,165	148.29	96.75	36,042
First Quarter	57,800	45,450	1,545,883	123.65	96.75	35,510
Second Quarter	59,200	50,600	1,733,756	129.90	110.08	25,733
Third Quarter	66,200	52,800	1,513,898	148.29	113.10	40,386
Fourth Quarter	64,700	46,850	1,991,125	143.43	99.25	42,541
2008 (through June 16)	57,900	45,150	1,583,466	116.47	90.97	36,211
January	52,000	45,150	1,933,100	109.65	93.51	48,110
February	52,400	47,800	1,189,964	113.45	101.27	31,575
March	52,500	47,000	1,507,628	106.90	90.97	36,325
April	57,900	53,100	1,703,175	116.47	108.60	28,836
May	58,900	49,300	2,176,255	118.35	94.29	27,890
June (through June 16)	51,300	44,550	2,131,470	99.04	86.79	33,503

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

The Korea Exchange was established in a form of a limited liability stock company in accordance with the Korean Commercial Code with the minimum paid-in capital of ~~W~~100 billion in accordance with the Korea Stock and Futures Exchange Act. The Korea Exchange is presently the only exchange in Korea that serves as a spot market and a futures market. It operates and supervises three market divisions, the Stock Market Division, the KOSDAQ Market Division, and the Futures Market Division. It has its principal office in Pusan.

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

Even though the Korea Stock and Futures Exchange Act prescribed that the Korea Exchange be established in a form of a limited liability stock company, the Korea Exchange is expected to play a public role as a public organization. In order to safeguard against a possible conflict, the Korea Stock and Futures Exchange Act placed restrictions on the ownership and operation of the Korea Exchange as follows:

•	Any person’s ownership of shares in the Korea Exchange is limited to 5% or less except for an investment trust company or investment company established under the Indirect Investment Asset Management Business Acts, or the Korean government. However, upon prior approval from the Financial Services Commission, more than 5% ownership in Korea Exchange is permitted if necessary for forming strategic alliance with a foreign stock or futures exchange;

•	The number of outside directors on the board of directors of the Korea Exchange shall be more than half of the total number of directors;

•	Any amendment to the Articles of Incorporation, transfer or consolidation of business, spin off, stock swap in its entirety or transfer of shares in its entirety of the Korea Exchange will receive prior approval from the Minister of the Ministry of Strategy and Finance; and

•	In the event the Minister of the Ministry of Strategy and Finance determines that the chief executive officer of the Korea Exchange is not appropriate for the position, the Minister of the Ministry of Strategy and Finance can request the Korea Exchange upon reasonable cause, within one month from the chief executive officer’s election, to dismiss the chief executive officer. Subsequently, the chief executive officer will be suspended from performing his duties and the Korea Exchange will elect a new chief executive officer within two months from the request.

As of June 16, 2008, the aggregate market value of equity securities listed on the Stock Market Division of the Korea Exchange was approximately ~~W~~894 trillion. The average daily trading volume of equity securities for 2007 was approximately 364 million shares with an average transaction value of ~~W~~5.5 trillion.

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

The Korea Exchange publishes the Korea Composite Stock Price Index (“KOSPI”) every ten seconds, which is an index of all equity securities listed on the Korea Exchange. On January 4, 1983, the method of computing KOSPI was changed from the Dow Jones method to the aggregate value method. In the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

Historical movements in KOSPI are set out in the following.

	Opening	High	Low	Closing

1980	100.00	119.36	100.00	106.87
1981	97.95	165.95	93.14	131.37
1982	123.60	134.49	106.00	127.31
1983	122.52	134.46	115.59	121.21
1984	116.73	142.46	114.37	142.46
1985	139.53	163.37	131.40	163.37
1986	161.40	279.67	153.85	272.61
1987	264.82	525.11	264.82	525.11
1988	532.04	922.56	527.89	907.20
1989	919.61	1,007.77	844.75	909.72
1990	908.59	928.82	566.27	696.11
1991	679.75	763.10	586.51	610.92
1992	624.23	691.48	459.07	678.44
1993	697.41	874.10	605.93	866.18
1994	879.32	1,138.75	855.37	1,027.37
1995	1,013.57	1,016.77	847.09	882.94
1996	888.85	986.84	651.22	651.22
1997	653.79	792.29	350.68	376.31
1998	385.49	579.86	280.00	562.46
1999	587.57	1,028.07	498.42	1,028.07
2000	1,059.04	1,059.04	500.60	504.62
2001	520.95	704.50	468.76	693.70
2002	724.95	937.61	584.04	627.55
2003	635.17	822.16	515.24	810.71
2004	821.26	936.06	719.59	895.92
2005	893.71	1,379.37	870.84	1,379.37
2006	1,382.32	1,464.70	1,203.86	1,434.46
2007	1,438.89	2,085.45	1,345.08	1,897.13
2008 (through June 16)	1,853.45	1,888.88	1,574.44	1,760.82

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

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Exchange to 15% of the previous day’s closing price of the shares, rounded down as set out below:

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

Due to deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Korea Exchange by the securities companies. In addition, a securities transaction tax of 0.15% of the sales price will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares on the Korea Exchange. A special agricultural and fishery tax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Korea Exchange. See “Item 10. Additional Information — Taxation — Korean Taxation.”

The number of companies listed on the Korea Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table.

	Number of	Total Market Capitalization		Average Daily Trading Volume, Value
	Listed	(Millions of	(Thousands of	Thousands of	(Millions of	(Thousands of
Year	Companies	Won)	Dollars)(1)	Shares	Won)	Dollars)(1)

1981	343	2,959,057	4,224,207	10,565	8,708	12,433
1982	334	3,000,494	4,407,711	9,704	6,667	8,904
1983	328	3,489,654	4,386,743	9,325	5,941	7,468
1984	336	5,148,460	6,222,456	14,847	10,642	12,862
1985	342	6,570,404	7,380,818	18,925	12,315	13,834
1986	355	11,994,233	13,924,115	31,755	32,870	38,159
1987	389	26,172,174	33,033,162	20,353	70,185	88,584
1988	502	64,543,685	94,348,318	10,367	198,364	289,963
1989	626	95,476,774	140,489,660	11,757	280,967	414,431
1990	669	79,019,676	110,301,055	10,866	183,692	256,500
1991	686	73,117,833	96,182,364	14,022	214,263	281,850
1992	688	84,711,982	107,502,515	24,028	308,246	391,175
1993	693	112,665,260	139,419,948	35,130	574,048	676,954
1994	699	151,217,231	191,729,721	36,862	776,257	984,223
1995	721	141,151,399	182,201,367	26,130	487,762	629,614
1996	760	117,369,988	139,031,021	26,571	486,834	575,733
1997	776	70,988,897	50,161,742	41,525	555,759	392,707
1998	748	137,798,451	114,090,455	97,716	660,429	471,432

	Number of	Total Market Capitalization		Average Daily Trading Volume, Value
	Listed	(Millions of	(Thousands of	Thousands of	(Millions of	(Thousands of
Year	Companies	Won)	Dollars)(1)	Shares	Won)	Dollars)(1)

1999	725	349,503,966	305,137,040	278,551	3,481,620	3,039,654
2000	704	188,041,490	148,393,204	306,154	2,602,159	2,053,796
2001	589	255,850,070	192,934,221	473,241	1,947,420	1,506,236
2002	683	258,680,756	215,445,465	857,245	3,041,598	2,533,820
2003	684	355,362,626	298,121,331	542,010	2,216,636	1,859,594
2004	683	412,588,139	398,597,371	372,895	2,232,109	2,156,419
2005	702	655,074,514	648,588,628	467,629	3,157,662	3,126,398
2006	731	704,587,508	757,620,976	279,096	3,435,180	3,693,742
2007	745	951,900,447	1,016,010,724	363,732	5,539,588	5,912,677
2008 (through June 16)	758	894,229,268	860,249,416	299,444	5,328,572	5,126,091

Source: The Korea Exchange

Note:

(1)	Converted at the Market Average Exchange Rate at the end of the periods indicated.

The Korean securities markets are principally regulated by the Financial Services Commission and the Securities and Exchange Act. The Securities and Exchange Act was amended fundamentally numerous times in recent years to broaden the scope and improve the effectiveness of official supervision of the securities markets. As amended, the law imposes restrictions on insider trading and price manipulation, requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for shareholders holding substantial interests. Beginning on February 4, 2008, the Korean securities markets will become subject to the Financial Investment Services and Capital Market Act.

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

As of December 30, 1997, foreign investors were permitted to invest in all types of corporate bonds, bonds issued by national or local governments and bonds issued in accordance with certain special laws without being subject to any aggregate or individual investment ceiling. The Financial Services Commission sets forth procedural requirements for such investments. The Government announced on February 8, 1998, its plans for the liberalization of the money market with respect to investment in money market instruments by foreigners in 1998. According to the plan, foreigners have been permitted to invest in money market instruments issued by corporations, including commercial paper, starting February 16, 1998, with no restrictions as to the amount. Starting May 25, 1998, foreigners have been permitted to invest in certificates of deposit and repurchase agreements.

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

As the cash deposited with a securities company is regarded as belonging to the securities company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the securities company if a bankruptcy or reorganization procedure is instituted against the securities company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that the Korea Deposit Insurance Corporation will, upon the request of the investors, pay each investor up to ~~W~~50 million per financial institution in case of the securities company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. The premiums related to this insurance are paid by securities companies. Pursuant to the Securities and Exchange Act, as amended, securities companies are required to deposit the cash received from its customers with the Korea Securities Finance Corporation, a special entity established pursuant to the Securities and Exchange Act. Set-off or attachment of cash deposits by securities companies with the Korea Securities Finance Corporation is prohibited. In addition, in the event of bankruptcy or dissolution of the securities company, the cash so deposited shall be withdrawn and paid to the customer prior to payment to other creditors of the securities company.

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

General

As of December 31, 2007 and as of the date hereof, our authorized share capital is 1,000,000,000 shares. Our Articles of Incorporation provide that we are authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares of common stock. Furthermore, through an amendment of the Articles of Incorporation, we have created new classes of shares, in addition to the common shares and the preferred shares. See “— Description of Redeemable Preferred Stock” and “— Description of Redeemable Convertible Preferred Stock.” As of December 31, 2007, the date on which our shareholders registry was last closed and the latest practicable date on which the common shareholding information is available, the number of our issued common shares was 396,199,587.

As of December 31, 2007, the number of issued and outstanding redeemable preferred shares issued in August 2003 as part of our funding for the acquisition of Chohung Bank was 30,450,377. On January 25, 2007, we issued 28,990,000 redeemable preferred shares and 14,721,000 redeemable convertible preferred shares as part of our funding for the acquisition of LG Card. The terms of the preferred shares issued in connection with the acquisition of Chohung Bank are different from those of the preferred shares issued in connection with the acquisition of LG Card. See “— Description of Redeemable Preferred Stock” and “— Description of Redeemable Convertible Preferred Stock.” Other than these preferred shares, there are no other preferred shares authorized, issued or outstanding as of the date hereof.

All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form. As of the date hereof, our authorized but unissued share capital consists of 529,639,036 shares. We may issue the unissued shares without further shareholder approval but subject to a board resolution as provided in the Articles of Incorporation. See “— Preemptive Rights and Issuance of Additional Shares” and “— Distribution of Free Shares.” Share certificates are issued in denominations of one, five, ten, 50, 100, 500, 1,000 and 10,000 shares.

As set forth in our Articles of Association, our objects and purposes as a financial holding company are, among others, to operate and manage financial companies or companies engaged in similar lines of business, to provide financial support to, or investments in, our subsidiaries and to develop and jointly sell products with our subsidiaries.

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

For information regarding Korean taxes on dividends, see “— Taxation — Korean Taxation.”

Distribution of Free Shares

In addition to permitting dividends in the form of shares to be paid out of retained or current earnings, the Korean Commercial Code permits a company to distribute to its shareholders, in the form of free shares, an amount transferred from the capital surplus or legal reserve to stated capital. These free shares must be distributed to all of the shareholders pro rata. Our Articles of Incorporation require the same types of preferred shares to be distributed to the holders of preferred shares in case of distribution of free shares. For information regarding the treatment under Korean tax laws of free share distributions, see “— Taxation — Korean Taxation — Dividends on Shares of Common Stock or American Depositary Shares.” Holders of American depositary shares will be able to participate in distributions of free shares to the extent described in “Item 12. Description of Securities other than Equity Securities — Description of the American Depositary Shares — Dividends and Distributions.”

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

Under the Securities and Exchange Act, members of a company’s employee stock ownership association, whether or not they are shareholders, have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered pursuant to the Securities and Exchange Act. However, this right is exercisable only to the extent that the total number of shares so acquired and held by such members does not exceed 20% of the total number of shares to be newly issued and shares then outstanding. As of May 21, 2008, our employee stock ownership association owned 6,038,344 shares of our common stock.

General Meeting of Shareholders

There are two types of general meetings of shareholders: annual general meetings and extraordinary general meetings. We are required to convene our annual general meeting within three months after the end of each fiscal year. Subject to a board resolution or court approval, an extraordinary general meeting of shareholders may be held when necessary or at the request of the holders of an aggregate of 3% or more of our outstanding common shares or at the request of our audit committee. In addition, under the Securities and Exchange Act of Korea, an extraordinary general meeting of shareholders may be held at the request of the shareholders holding shares for at least 6 months of an aggregate of 3% (1.5% in case of a listed company whose capital at the end of the latest operating year is ~~W~~100 billion or more) or more of the outstanding shares with voting rights of the company, subject to a board resolution or court approval. Notwithstanding the regulation, the Korean Supreme Court has ruled that the 6 months holding period is not necessary for the shareholders to exercise its right to call the extraordinary general meeting of the shareholders. Furthermore, under the Financial Holding Companies Act of Korea, an extraordinary general meeting of shareholders may be held at the request of the shareholders holding shares for at least 6 months of an aggregate of 1.5% (0.75% in the case of a financial holding company (i) whose total assets at the end of the latest fiscal year is ~~W~~5 trillion or more and (ii) who is in control of two or more subsidiaries, each with total assets of ~~W~~2 trillion or more) or more of the outstanding shares of the company, subject to a board resolution or court approval. Holders of non-voting shares may be entitled to request a general meeting of shareholders only to the extent the non-voting shares have become enfranchised as described under “— Voting Rights” below (hereinafter referred to as “enfranchised non-voting shares”). Meeting agendas are determined by the board of directors or proposed by holders of an aggregate of 3% or more of the outstanding shares with voting rights by way of a written proposal to the board of directors at least six weeks prior to the meeting. In addition, under the Securities and Exchange Act, the meeting agenda may be proposed by the shareholders holding shares for at least 6 months of an aggregate of 1% (0.5% in the case of a listed company whose capital at the end of the latest operating year is ~~W~~100 billion or more) or more of the outstanding shares of the company. Furthermore, under the Financial Holding Companies Act, the meeting agenda may be proposed by the shareholders holding shares for at least 6 months of an aggregate of 0.5% (0.25% in the case of a financial holding company (i) whose total assets at the end of the latest fiscal year is ~~W~~5 trillion or more and (ii) who is in control of two or more subsidiaries, each with total assets of ~~W~~2 trillion or more) or more of the outstanding shares of the company. Written notices stating the date, place and agenda of the meeting must be given to the shareholders at least two weeks prior to the date of the general meeting of shareholders; provided, that, notice may be given to holders of 1% or less of the total number of issued and outstanding shares which are entitled to vote, by placing at least two public notices at least two weeks in advance of the meeting in at least two daily newspapers. Currently, we use The Korea Economic Daily and Maeil Business Newspaper for the publication of such notices. Shareholders who are not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders, and they are not entitled to attend or vote at such meeting. Holders of enfranchised non-voting shares who are on the shareholders’ register as of the record date are entitled to receive notice of the general meeting of shareholders and they are entitled to attend and vote at such meeting. Otherwise, holders of non-voting shares are not entitled to receive notice of or vote at general meetings of shareholders.

The general meeting of shareholders is held at our executive office (which is our registered executive office) or, if necessary, may be held anywhere in the vicinity of our executive office.

Voting Rights

Holders of common shares are entitled to one vote for each share. However, voting rights with respect to common shares that we hold and common shares that are held by a corporate shareholder, more than one-tenth of the outstanding capital stock of which is directly or indirectly owned by us, may not be exercised. Unless stated otherwise in a company’s Articles of Incorporation, the Korean Commercial Code permits holders of an aggregate of 3% (1% under the Securities and Exchange Act, in case of a company whose total capital as at the end of the latest fiscal year is ~~W~~2 trillion or more) or more of the outstanding shares with voting rights to request cumulative voting when electing two or more directors. Our Articles of Incorporation currently do not prohibit cumulative voting. The Korean Commercial Code and our Articles of Incorporation provide that an ordinary resolution may be adopted if approval is obtained from the holders of at least a majority of those common shares present or represented at such meeting and such majority also represents at least one-fourth of the total of our issued and outstanding common shares. Holders of non-voting shares (other than enfranchised non-voting shares) are not entitled to vote on any resolution or to receive notice of any general meeting of shareholders unless the agenda of the meeting includes consideration of a resolution on which such holders are entitled to vote. If our general shareholders’ meeting resolves not to pay to holders of preferred shares the annual dividend as determined by the board of directors at the time of issuance of such shares, the holders of preferred shares will be entitled to exercise voting rights from the general shareholders’ meeting immediately following the meeting adopting such resolution until the end of the meeting to declare to pay such dividend with respect to the preferred shares. Holders of such enfranchised preferred shares have the same rights as holders of common shares to request, receive notice of, attend and vote at a general meeting of shareholders.

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

A shareholder may exercise his voting rights by proxy given to another shareholder. If a particular shareholder intends to obtain proxy from another shareholder, a reference document specified by the Financial Supervisory Service must be sent to the shareholder giving proxy, with a copy furnished to the company’s executive office or the branch office, transfer agent and the Financial Services Commission. The proxy must present the power of attorney prior to the start of the general meeting of shareholders.

Rights of Dissenting Shareholders

Pursuant to the Securities and Exchange Act, in certain limited circumstances (including, without limitation, if we transfer all or any significant part of our business or if we merge or consolidate with another company), dissenting holders of shares have the right to require us to purchase their shares. Pursuant to the Financial Holding Companies Act, the Securities and Exchange Act and the Korean Commercial Code, if a financial holding company acquires a new direct or indirect subsidiary through the exchange or transfer of shares, the dissenting holders of such shares have the right to require us to purchase their shares. To exercise such a right, shareholders must submit to us a written notice of their intention to dissent prior to the general meeting of shareholders. Within 20 days (or 10 days under certain circumstances according to the Financial Holding Companies Act) after the date on which the relevant resolution is passed at such meeting, such dissenting shareholders must request in writing that we purchase their shares. We are obligated to purchase the shares of dissenting shareholders within one month after the end of such request period at a price to be determined by negotiation between the shareholder and us. If we cannot agree on a price with the shareholder through such negotiations, the purchase price will be the arithmetic mean of (1) the weighted average of the daily closing share prices on the Stock Market Division of the Korea Exchange for two months prior to the date of the adoption of the relevant board of directors’ resolution, (2) the weighted average of the daily closing share prices on the Stock Market Division of the Korea Exchange for one month prior to the date of the adoption of the relevant board of directors’ resolution and (3) the weighted average of the daily closing share prices on the Stock Market Division of the Korea Exchange for one week prior to the date of the adoption of the relevant board of directors’ resolution. However, the Financial Services Commission may adjust such price if we or at least 30% of the dissenting shareholders who requested purchase of their shares do not accept such purchase price.

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

The dividends payable on these shares are an amount equal to 4.04% of the subscription price per share. The dividend right held by holders of such shares rank senior to the dividend right held by holders of our common shares. If in any fiscal year we do not pay any dividend as provided above, the holders of these shares are entitled to receive such accumulated unpaid dividend prior to the holders of our common shares from the dividends payable in respect of the next fiscal year. If dividends are not paid to the holders of these shares, voting rights attach to such shares. See “— Voting Rights.”

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

The Series 1 redeemable preferred shares were redeemed in entirety on August 21, 2006. The Series 2 redeemable preferred shares were redeemed in entirety on August 20, 2007. The Series 3 redeemable preferred shares are scheduled to be redeemed in entirety in August 2008.

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

The dividends payable on these shares are (i) for the Series 6 shares, an amount equal to 7.00% of the subscription price per share, (ii) for the Series 7 shares, an amount equal to 7.46% of the subscription price per share and (iii) for the Series 8 shares, an amount equal to 7.86% of the subscription price per share. The dividend right held by holders of such shares rank senior to the dividend right held by holders of our common shares. If in any fiscal year we do not pay any dividend as provided above, the holders of these shares are entitled to receive such accumulated unpaid dividend prior to the holders of our common shares from the dividends payable in respect of the next fiscal year. If dividends are not paid to the holders of these shares, voting rights attach to such shares. See “— Voting Rights.”

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

The Series 6 redeemable preferred shares were redeemed in entirety on August 21, 2006. The Series 7 redeemable preferred shares are scheduled to be redeemed in entirety in August 2008.

Series 10 Redeemable Preferred Stock

On December 18, 2006, as part of obtaining funds for our acquisition of LG Card, our board of directors authorized the issuance of 28,990,000 Series 10 redeemable preferred shares of non-voting stock. All these shares were issued on January 25, 2007 in registered form and were subscribed by 12 government entities and institutional investors in Korea.

The dividend rate for these shares are as follows: (i) for the fiscal year 2007, an amount equal to 7.00% of the subscription price per share multiplied by the number of days elapsed from January 25, 2007, the date of issuance, to December 31, 2007 and divided by 365; (ii) for each of the fiscal years 2008 through 2011, an amount equal to 7.00% of the subscription price per share; (iii) for fiscal year 2012, an amount equal to (x) 7.00% of the subscription price per share multiplied by the number of days elapsed from January 1, 2012 to January 25, 2012 and divided by 365, plus (y) ‘R’% of the subscription price multiplied by the number of days from January 26, 2012 through December 31, 2012 and divided by 365, where R% means the sum of (A) the five-year treasury rate effective on January 25, 2011, (B) 100 basis points and (C) a spread equal to 7.00% less the five-year treasury rate effective on January 25, 2007; and (iv) for each of the fiscal years 2013 and thereafter, an amount equal to R% of the subscription price.

The dividend right held by holders of these shares rank senior to the dividend right held by holders of our common shares. If in any fiscal year we do not pay any dividend as provided above, the holders of these shares are entitled to receive such accumulated unpaid dividend prior to the holders of our common shares from the dividends payable in respect of the next fiscal year. If dividends are not paid to the holders of these shares, voting rights attach to such shares. See “— Voting Rights.”

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

Description of Redeemable Convertible Preferred Stock

Series 9 Redeemable Convertible Preferred Stock

On July 9, 2003, as part of obtaining funds for our acquisition of Chohung Bank, our board of directors authorized the issuance of 44,720,603 Series 9 non-voting redeemable convertible preferred shares, each of which is convertible into one share of our common stock. All of the Series 9 redeemable convertible preferred shares were converted into our common shares through a series of conversions in November 2005 and August 2006.

The dividends payable on these shares are (i) for the fiscal year 2007, an amount equal to 2.02% of the subscription price per share multiplied by the number of days elapsed from the date of issuance to December 31, 2007 and divided by 365 and (ii) thereafter, an amount equal to 2.02% of the subscription price per share. The dividend right held by holders of such shares rank senior to the dividend right held by holders of our common shares. If in any fiscal year we do not pay any dividend as provided above, the holders of these shares are entitled to receive such accumulated unpaid dividend prior to the holders of our common shares from the dividends payable in respect of the next fiscal year. If dividends are not paid to the holders of these shares, voting rights attach to such shares. See “— Voting Rights.”

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

Series 11 Redeemable Convertible Preferred Stock

On December 18, 2006, as part of obtaining funds for our acquisition of LG Card, our board of directors authorized the issuance of 14,721,000 Series 11 non-voting redeemable convertible preferred shares. All of these shares were issued on January 25, 2007 in registered form and subscribed by institutional investors and government agencies in Korea.

The dividend rate for these shares are as follows: (i) for the fiscal year 2007, an amount equal to 7.00% of the subscription price per share multiplied by the number of days elapsed from January 25, 2007, the date of issuance, to December 31, 2007 and divided by 365; (ii) for each of the fiscal years 2008 through 2011, an amount equal to 3.25% of the subscription price per share; (iii) for fiscal year 2012, an amount equal to (x) 3.25% of the subscription price per share multiplied by the number of days elapsed from January 1, 2012 to January 25, 2012 and divided by 365, plus (y) ‘R’% of the subscription price multiplied by the number of days from January 26, 2012 through December 31, 2012 and divided by 365, where R% means the sum of (A) the five-year treasury rate effective on January 25, 2011, (B) 100 basis points and (C) a spread equal to 7.00% less the five-year treasury rate effective on January 25, 2007; and (iv) for each of the fiscal years 2013 and thereafter, an amount equal to R% of the subscription price.

If in any fiscal year we do not pay any dividend as provided above, the holders of these shares are entitled to receive such accumulated unpaid dividend prior to the holders of our common shares from the dividends payable in respect of the next fiscal year. If dividends are not paid to the holders of these shares, voting rights attach to such shares. See “— Voting Rights.”

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

Under the Securities and Exchange Act, we must file with the Financial Services Commission and the Korea Exchange an annual report within 90 days after the end of our fiscal year, a semiannual report within 45 days after the end of the first six months of our fiscal year and quarterly reports within 45 days after the end of the first three months and nine months of our fiscal year, respectively. Copies of such reports are available for public inspection at the Financial Services Commission and the Korea Exchange.

Transfer of Shares

Under the Korean Commercial Code, the transfer of shares is effected by the delivery of share certificates. In order to exercise shareholders’ rights, the transferee must have his name and address registered on the register of shareholders. For this purpose, shareholders are required to file with us their name, address and seal. Nonresident shareholders must notify us of the name of their proxy in Korea to which our notice can be sent. Under the Financial Services Commission regulations, nonresident shareholders may appoint a standing proxy and may not allow any person other than the standing proxy to exercise rights regarding the acquired share or perform any task related thereto on his behalf, subject to certain exceptions. Under current Korean regulations, certain qualified securities companies and banks in Korea (including licensed branches of non-Korean securities companies and banks) and the Korea Securities Depository are authorized to act as standing proxy and provide related services. Certain foreign exchange controls and securities regulations apply to the transfer of shares by nonresidents or non-Koreans. See “— Exchange Controls.” As to the ceiling on the aggregate shareholdings of a single shareholder and persons who have a special relationship with such shareholder, please see “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Restriction on Financial Holding Company Ownership.”

Acquisition of Treasury Shares

We generally may not acquire our own shares except in certain limited circumstances, including, without limitation, a reduction in capital.

Notwithstanding the foregoing restrictions, pursuant to the Securities and Exchange Act and regulations under the Financial Holding Companies Act, we may purchase our own shares on the Stock Market Division of the Korea Exchange, through a tender offer, or through a trust agreement with a trust company, or retrieve our own shares from a trust company upon termination of a trust agreement, subject to the restrictions that (1) the aggregate purchase price of such shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year less the amounts of dividends and reserves for such fiscal year, subtracted by the sum of (a) the purchase price of treasury stock acquired if any treasury stock has been purchased after the end of the preceding fiscal year pursuant to the Commercial Act or the Securities and Exchange Act, (b) the amount subject to trust agreements, and (c) the amount of dividends approved at the ordinary general shareholders’ meeting after the end of the preceding fiscal year and the amount of retained earnings reserve required under the Commercial Act; plus if any treasury stock has been disposed of after the end of the preceding fiscal year, the acquisition cost of such treasury stock and (2) the purchase of such shares shall meet the requisite capital ratio under the Financial Holding Companies Act and the guidelines issued by the Financial Services Commission.

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

MATERIAL CONTRACTS

In connection with the acquisition of the controlling equity interest in LG Card, in December 2005 we entered into a stock purchase agreement with the creditors of LG Card. See “Item 4. Information on the Company — Acquisition of LG Card.” An English translation of the stock purchase agreement is filed as part of this annual report as Exhibit 4.7.

EXCHANGE CONTROLS

General

The Foreign Exchange Transaction Act of Korea the related Presidential Decree and the regulations under such Act and Decree (collectively the “Foreign Exchange Transaction Laws”) herein, regulate investment in Korean securities by nonresidents and issuance of securities by Korean companies outside Korea. Under the Foreign Exchange Transaction Laws, nonresidents may invest in Korean securities only to the extent specifically allowed by these laws or otherwise permitted by the Ministry of Strategy and Finance of Korea. The Financial Services Commission has also adopted, pursuant to its authority under the Securities and Exchange Act, regulations that restrict investment by foreigners in Korean securities and regulate issuance of securities by Korean companies outside Korea.

Under the Foreign Exchange Transaction Laws, (1) if the Korean government determines that it is inevitable due to the outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances or other situations equivalent thereto, the Ministry of Strategy and Finance may temporarily suspend payment, receipt or the whole or part of transactions to which the Foreign Exchange Transaction Laws apply, or impose an obligation to safekeep, deposit or sell means of payment in or to certain Korean governmental agencies or financial institutions; and (2) if the Korean government determines that international balance of payments and international finance face or are likely to face serious difficulty or the movement of capital between Korea and abroad will cause or is likely to cause serious obstacles in carrying out its currency policies, exchange rate policies and other macroeconomic policies, the Ministry of Strategy and Finance may take measures to require any person who intends to perform capital transactions to obtain permission or to require any person who performs capital transactions to deposit part of the payments received in such transactions at certain Korean governmental agencies or financial institutions, in each case subject to certain limitations.

Reporting Requirements for Holders of Substantial Interests

Under the Securities and Exchange Act, any person whose direct or beneficial ownership of our common stock with voting rights, whether in the form of shares of common stock or American depositary shares, certificates representing the rights to subscribe for shares and equity-related debt securities including convertible bonds and bonds with warrants (which we refer to collectively as “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5% or more of the total outstanding shares (including Equity Securities of us held by such persons) is required to report the status of the holdings and the purpose of the holdings (for example, whether the intent is to seek management control) to the Financial Services Commission and the Korea Exchange within five business days after reaching the 5% ownership level. In addition, any change in the ownership interest subsequent to the report that equals or exceeds 1% of the total outstanding Equity Securities or change in the purpose of the holdings is required to be reported to the Financial Services Commission and the Korea Exchange within five business days from the date of the change (within ten days of the end of the month in which the change occurred, in the case of an institutional investor with no intent to seek management control). Furthermore, the above reporting requirement applies to a person who has already reported the ownership of the stock accounting for 5% or more of the total outstanding shares (plus equity securities of us held by such persons) but has changed its intent to seek management control.

Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and/or a loss of voting rights with respect to the portion of ownership of Equity Securities exceeding 5% of the total outstanding shares. In addition, the Financial Services Commission may order the disposal of the unreported Equity Securities. Any persons who reports management control as the purpose for its holdings is prohibited from acquiring additional shares of Shinhan Card or from exercising voting rights during the following five days following the reporting date.

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

Restrictions Applicable to Shares

As a result of amendments to the Foreign Exchange Transaction Laws and Financial Services Commission regulations (which we refer to collectively as the “Investment Rules”) adopted in connection with the stock market opening, from January 1992 and thereafter, foreigners may invest, with limited exceptions and subject to procedural requirements, in any shares of any Korean companies, whether listed on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange, unless prohibited by specific laws. Foreign investors may trade shares listed on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange only through the Korea Exchange, except in limited circumstances, including:

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

The Investment Rules require a foreign investor who wishes to invest in shares on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange (including Converted Shares and shares being issued for initial listing on the Stock Market Division or the KOSDAQ Market Division of the Korea Exchange) to register its identity with the Financial Supervisory Service prior to making any such investment; however, the registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition of the Converted Shares. Upon registration, the Financial Supervisory Service will issue to the foreign investor an investment registration card, which must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an investment registration card include foreign nationals who have not resided in Korea for a consecutive period of six months or more, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the Ministry of Strategy and Finance under the Securities and Exchange Act. All Korean branch offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea for the purpose of investment registration. However, a foreign corporation or depository issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.

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

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. One exception to such rules is investment in designated public corporations, which is subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. With certain exceptions, companies designated by the Korean government as a “public corporation” may set a ceiling on the acquisition of shares by a single person within 3% of the total number of shares. A foreigner who has acquired shares in excess of any ceiling may not exercise his voting rights with respect to the shares exceeding the limit, and the Financial Services Commission may take necessary corrective action against such foreigner pursuant to the Securities and Exchange Act. Currently, Korea Electric Power Corporation is the only designated public corporation which has set such a ceiling. Furthermore, an investment by a foreign investor in 10% or more of the outstanding shares with voting rights of a Korean company is defined as a foreign direct investment under the Foreign Investment Promotion Act of Korea. Generally, a foreign direct investment must be reported to the Minister of the Ministry of Knowledge Economy (renamed as such as of February 29, 2008 from the Ministry of Commerce, Industry and Energy) of Korea, which delegates its authority to receive such reports to foreign exchange banks or the Korea Trade Investment Promotion Agency under relevant regulations. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign or other shareholding restrictions in the event that any restrictions are prescribed in a specific law that regulates the business of the subject Korean company. For a description of such restrictions applicable to Korean banks, see “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Banks — Restrictions on Bank Ownership.”

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

Dividends on shares of Korean companies are paid in Won. No Korean governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any shares held by a nonresident of Korea must be deposited either in a Won account with the investor’s securities company or in his Won account. Funds in the investor’s Won account may be transferred to his foreign currency account or withdrawn for local living expenses, provided that any withdrawal of local living expenses by any one person exceeding US$10,000 per day needs to be reported to the governor of the Financial Supervisory Service by the foreign exchange bank at which the Won account is maintained. Funds in the Won account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive rights.

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

Korean Taxation

The following summary of Korean tax considerations applies to you so long as you are not:

•	a resident of Korea;

•	a corporation organized under Korean law; or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.

Dividends on Shares of Common Stock or American Depositary Shares

We will deduct Korean withholding tax from dividends (whether in cash or in shares) paid to you at a rate of 27.5% (including resident surtax). If you are a qualified resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. See “— Tax Treaties” below for a discussion of treaty benefits. If we distribute to you free shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in capital, that distribution may be subject to Korean withholding tax.

In order to obtain a reduced rate of withholding tax pursuant to an applicable tax treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as the Korean tax authorities may require in order to establish your entitlement to the benefits of the applicable tax treaty. A holder of American depositary shares may submit evidence of tax residence to us through the depositary.

Taxation of Capital Gains from Transfer of Shares of Common Stock or American Depositary Shares

As a general rule, capital gains earned by non-residents upon transfer of shares of our common stock or American depositary shares are subject to Korean withholding tax at the lower of (1) 11% (including resident surtax) of the gross proceeds realized or (2) subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs of the shares or American depositary shares, 27.5% (including resident surtax) of the net realized gain, unless exempt from Korean income taxation under the applicable Korean tax treaty with the non-resident’s country of tax residence. See “— Tax Treaties” below for a discussion on treaty benefits. Even if you do not qualify for an exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify under the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

With respect to shares of our common stock, you will not be subject to Korean income taxation on capital gains realized upon the transfer of such shares through the Korea Exchange if you (1) have no permanent establishment in Korea and (2) did not own or have not owned (together with any shares owned by any entity with which you have a certain special relationship and possibly including the shares represented by the American depositary shares) 25% or more of our total issued and outstanding shares at any time during the calendar year in which the sale occurs and during the five calendar years prior to the calendar year in which the sale occurs.

Under the tax law amendments effective for capital gains recognized or to be recognized from disposition of American depositary shares on or after January 1, 2008, American depositary shares are viewed as shares of stock for capital gains tax purposes. Accordingly, capital gains from sale or disposition of American depositary shares are taxed (if taxable) as if such gains are from sale or disposition of shares of our common stock. It should be noted that (i) capital gains earned by you (regardless of whether you have a permanent establishment in Korea) from a transfer of American depositary shares outside Korea will be exempt from Korean income taxation by virtue of the Special Tax Treatment Control Law of Korea, or the STTCL, provided that the issuance of American depositary shares is deemed to be an overseas issuance under the STTCL, but (ii) in the case where an owner of the underlying shares of stock transfers American depositary shares after conversion of the underlying shares into American depositary shares, the exemption under the STTCL described in (i) will not apply. In the case where an owner of the underlying shares of stock transfers the American depositary shares after conversion of the underlying shares of stock into American depositary shares, such person is obligated to file corporate income tax returns and pay tax unless a purchaser or a licensed securities company, as applicable, withholds and pays the tax on capital gains derived from transfer of American depositary shares, as discussed below.

If you are subject to tax on capital gains with respect to the sale of American depositary shares, or of shares of common stock which you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of shares of common stock on the Korea Exchange or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% (including resident surtax) of the gross realization proceeds and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law or produce satisfactory evidence of your acquisition cost and transaction costs for the shares of common stock or the American depositary shares. To obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the securities company, or through the American depositary share depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. See the discussion under “— Tax Treaties” below for an additional explanation of claiming treaty benefits.

Tax Treaties

Korea has entered into a number of income tax treaties with other countries, including the United States, which reduce or exempt Korean withholding tax on dividend income and capital gains on transfer of shares of common stock or American depositary shares. For example, under the Korea-U.S. income tax treaty, reduced rates of Korean withholding tax on dividends of 16.5% or 11.0%, respectively (including resident surtax), depending on your shareholding ratio, and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains. However, under Article 17 (Investment of Holding Companies) of the Korea-U.S. income tax treaty, such reduced rates and exemption do not apply if (1) you are a United States corporation, (2) by reason of any special measures, the tax imposed on you by the United States with respect to such dividends or capital gains is substantially less than the tax generally imposed by the United States on corporate profits, and (3) 25% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea-U.S. income tax treaty, the exemption on capital gains does not apply if you are an individual, and (a) you maintain a fixed base in Korea for a period or periods aggregating 183 days or more during the taxable year and your American depositary shares or shares of common stock giving rise to capital gains are effectively connected with such fixed base or (b) you are present in Korea for a period or periods of 183 days or more during the taxable year.

You should inquire for yourself whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the securities company, as applicable, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser or the securities company, as applicable, must withhold tax at the normal rates. Furthermore, effective from July 1, 2002, in order for you to obtain the benefit of a tax exemption on certain Korean source income (e.g., dividends and capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit the application for tax exemption along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions. Such application should be submitted to the relevant district tax office by the ninth day of the month following the date of the first payment of such income.

Inheritance Tax and Gift Tax

If you die while holding an American depositary share or donate an American depositary share, it is unclear whether, for Korean inheritance and gift tax purposes, you will be treated as the owner of the shares of common stock underlying the American depositary shares. If the tax authority interprets depositary receipts as the underlying share certificates, you may be treated as the owner of the shares of common stock and your heir or the donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax presently at the rate of 10% to 50% based on the value of the American depositary shares or shares of common stock and the identity of the individual against whom the tax is assessed.

If you die while holding a share of common stock or donate a share of common stock, your heir or donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax at the same rate as indicated above.

At present, Korea has not entered into any tax treaty relating to inheritance or gift taxes.

Securities Transaction Tax

If you transfer shares of common stock on the Korea Exchange, you will be subject to securities transaction tax at the rate of 0.15% and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the shares of common stock. If your transfer of the shares of common stock is not made on the Korea Exchange, subject to certain exceptions, you will be subject to a securities transaction tax at the rate of 0.5% and will not be subject to an agriculture and fishery special surtax.

With respect to transfers of American depositary shares, a tax ruling issued in 2004 by the Korean tax authority appears to hold that depositary receipts, which the American depositary shares fall under, constitute share certificates subject to the securities transaction tax; provided that, under the Securities Transaction Tax Law, the transfer of depositary receipts listed on the New York Stock Exchange, the Nasdaq National Market or other qualified foreign exchanges is exempt from the securities transaction tax. In May 2007, the Seoul Administrative Court held that depositary receipts do not constitute share certificates subject to the securities transaction tax. However, the decision made by the Seoul Administrative Court may not be final and a higher court may take a different position from the Seoul Administrative Court upon further appeal. Depending on the outcome of such appeal, tax consequences may change upon transfers of American depositary shares.

In principle, the securities transaction tax, if applicable, must be paid by the transferor of the shares or certain rights including rights to subscribe to each shares. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the tax authorities. When such transfer is made through a securities company only, such securities company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a securities company, the transferee is required to withhold the securities transaction tax.

United States Taxation

The following summary describes the material United States federal income tax considerations for beneficial owners of our shares or American depositary shares that hold the shares or American depositary shares as capital assets and are “U.S. holders.” You are a “U.S. holder” if you are for U.S. federal income tax purposes:

(i) an individual citizen or resident of the United States;

(ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or District of Columbia;

(iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source;

(iv) a trust that is subject to the primary supervision of a court within the United States and has one or more U.S. persons with authority to control all substantial decisions of the trust; or

(v) a trust that has a valid election in effect under applicable U.S. Treasury Department regulations to be treated as a U.S. person.

In addition, this summary only applies to you if you are a U.S. holder that is a resident of the United States for purposes of the current tax treaty between the United States and Korea, your shares or American depositary shares are not, for purposes of the treaty, effectively connected with a permanent establishment in Korea and you otherwise qualify for the full benefits of the treaty.

This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) and regulations, rulings and judicial decisions thereunder as of the date hereof, which are subject to change, perhaps retroactively. It is for general purposes only and you should not consider it to be tax advice. In addition, it is based in part on representations by the depositary bank and assumes that each obligation under the deposit agreement will be performed in accordance with its terms. This summary does not represent a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a bank;

•	a dealer in securities or currencies;

•	a financial institution or an insurance company;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt entity;

•	a trader in securities that has elected to use a mark-to-market method of accounting for your securities holdings;

•	a person holding shares or American depositary shares as part of a hedging, conversion, constructive sale or integrated transaction or a straddle;

•	a person liable for the alternative minimum tax;

•	a partnership or other pass-through entity for U.S. federal income tax purposes;

•	a person who owns 10% or more of our voting stock; or

•	a person whose functional currency is not the U.S. dollar.

If a partnership holds our shares or American depositary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares or American depositary shares, you are urged to consult you tax advisor.

We cannot assure you that a later change in law will not alter significantly the tax considerations that we describe in this summary.

You should consult your own tax advisor concerning the particular U.S. federal tax consequences to you of the ownership and disposition of shares or American depositary shares as well as any consequences arising under the laws of any other taxing jurisdiction.

American Depositary Shares

In general, for U.S. federal income tax purposes, a holder of American depositary shares will be treated as the owner of the underlying shares that are represented by such American depositary shares. Deposits or withdrawal of shares for American depositary shares generally will not be subject to U.S. federal income tax.

The U.S. Treasury Department has expressed concerns that intermediaries in the chain of ownership between the holder of an American depositary share and the issuer of the security underlying the American depositary share may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Korean taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an American depositary share and our company.

Distributions on Shares or American Depositary Shares

Subject to the discussion under “Passive Foreign Investment Company Rules,” the gross amount of distributions on our shares or American depositary shares (including amounts withheld to reflect Korean withholding tax) will be taxable as dividends to the extent paid out of our current and accumulated earnings and profits (as determined under U.S. federal income tax principles). Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day you actively or constructively receive it, in the case of our shares, or the day actively or constructively received by the depositary bank, in the case of American depositary shares. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the current income tax treaty between the United States and Korea meets these requirements, and we believe we are eligible for the benefits of that treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States. Our shares will generally not be considered readily tradable for these purposes. U.S. Treasury Department guidance indicates that our American depositary shares, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. There can be no assurance that our American depositary shares will be considered readily tradable on an established securities market in later years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. If you are a non-corporate U.S. holder, you should consult your own tax advisor regarding the application of these rules given your particular circumstances.

The amount of any dividend paid in Korean Won will equal the U.S. dollar value of the Korean Won received calculated by reference to the exchange rate in effect on the date you receive the dividend, in the case of our shares, or the date received by the depositary bank, in the case of American depositary shares, regardless of whether the Korean Won are converted into U.S. dollars. If the Korean Won received are not converted into U.S. dollars on the day of receipt, you will have a basis in the Korean Won equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Korean Won will be treated as U.S. source ordinary income or loss.

Subject to certain significant conditions and limitations, Korean taxes withheld from dividends (at the rate provided in the treaty between the United States and Korea) may be treated as foreign income taxes eligible for credit against your U.S. federal income tax liability. See “— Korean Taxation — Dividends on Shares of Common Stock or American Depositary Shares” for discussion of the treaty rate. Korean taxes withheld in excess of the rate provided in the treaty will not be eligible for credit against your U.S. federal income tax until you exhaust all effective and practical remedies to recover such excess withholding, including the seeking of competent authority assistance from the U.S. Internal Revenue Service. For purposes of the foreign tax credit, dividends paid on our shares or American depositary shares will be treated as income from sources without the United States and will generally constitute passive category income.

Further, in certain circumstances, if you have held our shares or American depositary shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on our shares or American depositary shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

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

Disposition of Shares or American depositary shares

Subject to the discussion under “— Passive Foreign Investment Company Rules,” upon the sale, exchange or other disposition of our shares or American depositary shares, you generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and your adjusted tax basis in our shares or American depositary shares, as the case may be. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition our shares or American depositary shares have been held for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize on the sale, exchange or other disposition of our shares or American depositary shares will generally be treated as U.S. source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Korean tax imposed on the disposition of our shares or American depositary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

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

In general, we will be considered a passive foreign investment company for any taxable year if either:

•	at least 75% of our gross income is passive income; or

•	at least 50% of the value of our assets is attributable to assets that produce or are held for the production of passive income.

The 50% of value test is based on the average of the value of our assets for each quarter during the taxable year. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Special rules treat interest income earned by a non-U.S. corporation engaged in the active conduct of a banking business as non-passive income.

If we own at least 25% by value of another company’s stock, we will be treated, for purposes of the passive foreign investment rules, as owning our proportionate share of the assets and receiving our proportionate share of the income of that company.

If we are a passive foreign investment company for any taxable year during which you hold our shares or American depositary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from the sale or other disposition (including a pledge) of our shares or American depositary shares. These special tax rules generally will apply even if we cease to be a passive foreign investment company in future years. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for our shares or American depositary shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for our shares or American depositary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we are a passive foreign investment company, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In certain circumstances, you could make a mark-to-market election, under which in lieu of being subject to the excess distribution rules discussed above, you will include gain on our shares or American depositary shares as ordinary income, provided that our shares or American depositary shares are regularly traded on a qualified exchange or other market. Our shares are listed on the Korea Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the shares are or will continue to be “regularly traded” for purposes of the mark-to-market election. Our American depositary shares are currently listed on the New York Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the American depositary shares are or will be “regularly traded.” If you make a valid mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your shares or American depositary shares at the end of the year over your adjusted tax basis in the shares or American depositary shares. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the shares or American depositary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your shares or American depositary shares will be treated as ordinary income, and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

A U.S. holder’s adjusted tax basis in shares or American depositary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the shares or American depositary shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You should consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable with respect to your particular circumstances.

In addition, a holder of shares in a passive foreign investment company can sometimes avoid the rules described above by electing to treat the company as a “qualified electing fund” under Section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit holders to make this election.

If you hold our shares or American depositary shares in any year in which we are classified as a passive foreign investment company, you would be required to file Internal Revenue Service Form 8621.

Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your tax advisor concerning the determination of our passive foreign investment company status and the U.S. federal income tax consequences of holding our shares or American depositary shares if we are considered a passive foreign investment company in any taxable year.

Estate and Gift Taxation

Korea may impose an inheritance tax on your heir who receives our shares (and possibly American depositary shares), even if the decedent was not a citizen or resident of Korea. See “— Korean Taxation — Inheritance Tax and Gift Tax.” The amount of any inheritance tax paid to Korea may be eligible for credit against the amount of U.S. federal estate tax imposed on the estate (or heirs) of a U.S. holder. Korea may also impose a gift tax. The Korean gift tax generally will not be treated as a creditable foreign tax for U.S. tax purposes. You should consult your tax advisor regarding the consequences of the imposition of the Korean inheritance or gift tax.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain distributions on our shares or American depositary shares and to the proceeds of the sale, exchange or redemption of our shares or American depositary shares paid to you within the United States (and in certain cases, outside the United States) unless you are an exempt recipient (such as a corporation). A backup withholding tax may apply to such payments if you fail to provide a correct taxpayer identification number or certification of foreign or other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided you furnish the required information to the Internal Revenue Service.

DOCUMENTS ON DISPLAY

We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, are required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. You may inspect and copy these materials, including this annual report on Form 20-F and the exhibits thereto, at SEC’s Public Reference Room 100 Fifth Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Any filings we make electronically will be available to the public over the Internet at the Commission’s web site at http://www.sec.gov.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See “Item 4. Information on the Company — Description of Assets and Liabilities — Risk Management” for quantitative and qualitative disclosures about market risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Control

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, or the Exchange Act) as of December 31, 2007.

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

Based upon the evaluation referred to above, our Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2007 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2007. The assessment was made using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, our management concluded that the our internal control over financial reporting was effective as of December 31, 2007 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our management’s assessment, as well as the effectiveness of internal control over financial reporting has been audited by KPMG Samjong, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2007. KPMG Samjong has issued an attestation report on management’s assessment of the effectiveness of our internal control over financial reporting under Auditing Standard No. 2 of the Public Company Accounting Oversight Board.

Attestation Report of the Independent Registered Public Accounting Firm

KPMG Samjong’s attestation report on management’s assessment of, and the effectiveness of, internal control over financial reporting can be found on page F-3 of this annual report.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Sung Bin Chun, our outside director and the chairman of our Audit Committee, is an “audit committee financial expert,” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Ms. Chun is an independent director as such term is defined under Section 301 of the Sarbanes-Oxley Act of 2002.

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

The following table sets forth the aggregate fees billed for professional services rendered by KPMG Samjong Accounting Corp. for the years ended December 31, 2005, 2006 and 2007, our principal accountants for the respective period, depending on the various types of services and a brief description of the nature of such services.

	Aggregate Fees Billed During the Year Ended December 31,
Type of Services	2005		2006		2007		Nature of Services
	(In millions of Won)

Audit fees	~~W~~	4,529	~~W~~	6,071	~~W~~	7,072	Audit service for Shinhan Financial Group and its subsidiaries.
Tax fees		207		191		285	Tax return and consulting advisory service.
All other fees		—		8		369	All other services which do not meet the three categories above.

Total	~~W~~	4,736	~~W~~	6,270	~~W~~	7,726

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

Additionally, United States law and regulations in effect since May 6, 2003 permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating no more than five percent of the total amount of revenues we paid to our principal accountants, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Audit Committee or a designated member thereof and approved prior to the completion of the audit. In 2007, the percentage of the total amount of revenue we paid to our principal accountants represented by non-audit services in each category that were subject to such a waiver was less than 5%.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY SHINHAN CARD AND AFFILIATED PURCHASERS

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

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

Date: June 30, 2008

Shinhan Financial Group Co, Ltd.

By:	/s/ In Ho Lee
Name:     In Ho Lee

Title:	President & Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Index to consolidated financial statements	F-1
Report of KPMG Samjong Accounting Corp., Independent Registered Public Accounting Firm, on the consolidated financial statements of Shinhan Financial Group	F-2
Report of KPMG Samjong Accounting. Corp., Independent Registered Public Accounting Firm, on the effectiveness of internal control over financial reporting	F-3
Consolidated balance sheets as of December 31, 2006 and 2007 of Shinhan Financial Group	F-4
Consolidated statements of income for the years ended December 31, 2005, 2006 and 2007 of Shinhan Financial Group	F-5
Consolidated statements of changes in stockholders’ equity for the years ended December 31, 2005, 2006 and 2007 of Shinhan Financial Group	F-7
Consolidated statements of cash flows for the years ended December 31, 2005, 2006 and 2007 of Shinhan Financial Group	F-9
Notes to the consolidated financial statements of Shinhan Financial Group	F-11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM —
CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Shinhan Financial Group Co., Ltd. and its subsidiaries (the Group) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Shinhan Financial Group Co., Ltd. and its subsidiaries as of December 31, 2007 and 2006, the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Group adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No,109 and SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, as of January 1, 2007.

The accompanying consolidated financial statements as of and for the year ended December 31, 2007 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Korean Won have been translated into dollars on the basis set forth in Note 1 to the consolidated financial statements.

We have also audited, in accordance with the standards of Public Company Accounting Oversight Board (United States), Shinhan Financial Group, Co., Ltd. and its subsidiaries’ internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 19, 2008 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

/s/  KPMG Samjong Accounting Corp.

Seoul, Korea
June 19, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM —
INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:

We have audited Shinhan Financial Group Co., Ltd. and its subsidiaries’ (the Group) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Shinhan Financial Group, Co., Ltd. and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated June 19, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/  KPMG Samjong Accounting Corp.

Seoul, Korea
June 19, 2008

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Balance Sheets
As of December 31, 2006 and 2007

	2006		2007		2007
	(In millions of				(See Note 1)
	Korean won, except				(In thousands
	share data)				of US$, except
					share data)

ASSETS
Cash and cash equivalents	~~W~~	1,691,303	~~W~~	3,579,806	$3,825,396
Restricted cash (Note 4)		6,758,043		4,744,801	5,070,315
Interest-bearing deposits		725,191		1,093,830	1,168,872
Call loans and securities purchased under resale agreements (Note 5)		1,243,059		802,544	857,602
Trading assets (Note 6)		4,836,892		10,182,525	10,881,091
Securities:
Available-for-sale securities (Note 7)		16,939,463		22,848,619	24,416,135
Held-to-maturity securities (Note 7)		7,581,093		8,224,279	8,788,500
Loans (net of allowance for loan losses of ~~W~~1,575,013 in 2006 and ~~W~~2,099,122 in 2007) (Note 8)		120,989,101		149,722,605	159,994,234
Customers’ liability on acceptances		1,417,385		1,700,637	1,817,309
Premises and equipment, net (Note 9)		2,097,106		2,454,970	2,623,392
Intangible assets (Note 10)		1,590,239		2,181,588	2,331,254
Goodwill (Note 10)		993,320		3,978,094	4,251,009
Security deposits		1,107,603		1,294,222	1,383,011
Other assets (Notes 11 and 24)		7,117,640		8,813,384	9,418,022

Total Assets	~~W~~	175,087,438	~~W~~	221,621,904	$236,826,142

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Deposits:
Interest-bearing (Note 12)	~~W~~	91,578,301	~~W~~	103,241,337	$110,324,147
Non-interest-bearing (Note 12)		3,918,153		3,162,310	3,379,258
Trading liabilities (Note 6)		1,610,840		2,508,643	2,680,747
Acceptances outstanding		1,417,385		1,700,637	1,817,309
Short-term borrowings (Note 13)		10,995,026		15,801,426	16,885,474
Secured borrowings (Note 14)		8,102,714		11,451,665	12,237,299
Long-term debt (Notes 15 and 22)		32,574,138		46,496,307	49,686,157
Future policy benefits (Note 16)		5,682,834		6,769,022	7,233,407
Accrued expenses and other liabilities (Notes 17 and 24)		9,243,766		13,369,015	14,286,187

Total Liabilities	~~W~~	165,123,157	~~W~~	204,500,362	$218,529,985

Commitments and contingencies (Note 30)
Minority interest		161,935		211,450	225,956
Stockholders’ equity
Common stock, ~~W~~5,000 par value; 1 billion shares authorized; 381,567,614 shares issued and 374,437,647 shares outstanding in 2006; 396,199,587 shares issued and 396,199,058 shares outstanding in 2007 (Note 20)	~~W~~	1,907,838	~~W~~	1,980,998	$2,116,903
Redeemable convertible preferred stock, ~~W~~5,000 par value; 44,720,603 shares authorized; 0 shares issued and outstanding in 2006; 14,721,000 shares issued and outstanding in 2007 (Note 21)		—		73,605	78,655
Redeemable preferred stock, ~~W~~5,000 par value; 44,720,603 shares authorized; 0 shares issued and outstanding in 2006; 28,990,000 shares issued and outstanding in 2007 (Note 21)		—		144,950	154,894
Additional paid-in capital		2,710,093		7,147,165	7,637,492
Retained earnings (Note 22)		5,205,043		6,801,202	7,267,796
Accumulated other comprehensive income, net of taxes (Note 36)		140,883		762,200	814,491
Less: treasury stock, at cost, 7,129,967 shares in 2006 and 529 shares in 2007 (Note 20)		(161,511)		(28)	(30)

Total stockholders’ equity	~~W~~	9,802,346	~~W~~	16,910,092	$18,070,201

Total liabilities, minority interest, and stockholders’ equity	~~W~~	175,087,438	~~W~~	221,621,904	$236,826,142

See accompanying notes to consolidated financial statements.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Statements of Income
Years ended December 31, 2005, 2006 and 2007

	2005		2006		2007		2007
	(In millions of Korean won, except per share data)						(See Note 1)
							(In thousands
							of US$, except
							per share data)

Interest and dividend income
Interest and fees on loans	~~W~~	6,295,473	~~W~~	7,380,474	~~W~~	10,185,349	$10,884,109
Interest and dividends on securities (Note 7)		932,395		1,199,137		1,402,712	1,498,945
Interest and dividends on trading assets		111,070		146,747		299,759	320,324
Other interest income		148,603		166,281		261,432	279,367

Total interest income		7,487,541		8,892,639		12,149,252	12,982,745
Interest expense
Interest on deposits		2,234,689		2,648,257		3,510,653	3,751,499
Interest on short-term borrowings (Note 13)		339,855		524,776		659,836	705,104
Interest on secured borrowings		239,663		333,516		510,470	545,490
Interest on long-term debt		1,182,132		1,393,701		2,256,293	2,411,085
Other interest expense		17,564		11,591		41,644	44,501

Total interest expense		4,013,903		4,911,841		6,978,896	7,457,679

Net interest income		3,473,638		3,980,798		5,170,356	5,525,066
Provision (reversal) for credit losses (Note 8)		(183,488)		225,846		80,559	86,086

Net interest income after provision (reversal) for credit losses		3,657,126		3,754,952		5,089,797	5,438,980
Non-interest income
Commissions and fees (Note 18)		1,505,703		1,511,384		2,611,641	2,790,811
Net trust management fees		100,216		105,605		72,772	77,765
Net trading profits (losses) (Note 6)		116,279		141,046		(209,721)	(224,109)
Net gains on securities (Note 7)		96,227		30,548		169,322	180,938
Gain on other investment		531,984		324,457		180,880	193,290
Net gain on foreign exchange		93,771		229,448		146,351	156,392
Insurance income		167,001		1,108,918		1,119,388	1,196,183
Other (Note 19)		333,897		335,247		647,573	691,999

Total non-interest income		2,945,078		3,786,653		4,738,206	5,063,269
Non-interest expense
Employee compensation and other benefits (Note 27)		1,480,293		1,788,758		2,056,348	2,197,423
Depreciation and amortization (Note 9 and 10)		377,350		470,807		812,345	868,076
General and administrative expenses		515,882		666,439		877,860	938,085
Credit card fees		134,489		204,594		665,908	711,592
Provision (reversal) for other losses		112,944		(16,217)		72,371	77,338
Insurance fees on deposits		124,826		127,518		130,560	139,517
Other fees and commission expense		291,819		357,882		445,711	476,288
Taxes (except income taxes)		109,918		95,868		128,172	136,965
Insurance operating expense		178,247		1,147,450		1,350,468	1,443,116
Minority interest		16,079		17,860		94,956	101,470
Other (Note 19)		315,637		465,172		205,248	219,329

Total non-interest expense		3,657,484		5,326,131		6,839,947	7,309,199

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Statements of Income — (Continued)

	2005		2006		2007		2007
	(In millions of Korean won, except per share data)						(See Note 1)
							(In thousands
							of US$, except
							per share data)

Income before income tax expense and cumulative effect of change in accounting principle		2,944,720		2,215,474		2,988,056	3,193,050
Income tax expense (Note 24)		1,014,867		649,806		1,058,444	1,131,058

Income before and cumulative effect of change in accounting principle		1,929,853		1,565,668		1,929,612	2,061,992
Cumulative effect of change in accounting principle, net of taxes (Notes 2 and 27)		—		(10,184)		—	—

Net income	~~W~~	1,929,853	~~W~~	1,555,484	~~W~~	1,929,612	$2,061,992

Net income per share of common stock (Note 25)
Basic
Income before cumulative effect of change in accounting principle	~~W~~	5,763	~~W~~	4,207	~~W~~	4,480	$4.79
Cumulative effect of change in accounting principle, net of taxes		—		(27)		—	—

Net income per share	~~W~~	5,763	~~W~~	4,180	~~W~~	4,480	$4.79

Diluted
Income before cumulative effect of change in accounting principle	~~W~~	5,419	~~W~~	4,207	~~W~~	4,390	$4.69
Cumulative effect of change in accounting principle, net of taxes		—		(27)		—	—

Net income per share	~~W~~	5,419	~~W~~	4,180	~~W~~	4,390	$4.69

Average common shares issued and outstanding		333,424,397		372,172,814		382,730,606
Average diluted common shares issued and outstanding		356,140,320		372,172,814		396,483,650

See accompanying notes to consolidated financial statements.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity
Years Ended December 31, 2005, 2006 and 2007

											Accumulated
											Other
							Additional				Comprehensive				Total
	Common Stock			Preferred Stock			Paid-in		Retained		Income (loss),		Treasury		Stockholders’
	Shares	Amount		Shares	Amount		Capital		Earnings		Net of Taxes		Stock		Equity
	(In millions of Korea won and in thousands of US $, except share and per share data)

Balance at January 1, 2005	319,319,011	~~W~~	1,596,595	—	~~W~~	—	~~W~~	1,658,189	~~W~~	2,238,702	~~W~~	157,873	~~W~~	(203,831)	~~W~~	5,447,528
Comprehensive income:
Net income	—		—	—		—		—		1,929,853		—		—		1,929,853
Foreign currency translation adjustments	—		—	—		—		—		—		(12,024)		—		(12,024)
Net unrealized gains (losses) on available-for-sale securities	—		—	—		—		—		—		(246,046)		—		(246,046)

Total comprehensive income	—		—	—		—		—		1,929,853		(258,070)		—		1,671,783
Issuance of common stock	17,528,000		87,640	—		—		485,775		—		—		—		573,415
Conversion of redeemable convertible preferred stock into common stock	22,360,302		111,802	—		—		256,070		—		—		—		367,872
Cash dividends declared (~~W~~750 per share)	—		—	—		—		—		(232,749)		—		—		(232,749)
Dividends on redeemable convertible preferred stock	—		—	—		—		—		(8,170)		—		—		(8,170)
Acquisition of treasury stock	—		—	—		—		—		—		—		(42,392)		(42,392)
Sale of treasury stock	—		—	—		—		80		—		—		765		845
Share-based compensation	—		—	—		—		19,791		—		—		—		19,791
Reclassification to accrued expense	—		—	—		—		(13,240)		—		—		—		(13,240)

Balance at December 31, 2005	359,207,313	~~W~~	1,796,037	—	~~W~~	—	~~W~~	2,406,665	~~W~~	3,927,636	~~W~~	(100,197)	~~W~~	(245,458)	~~W~~	7,784,683

Balance at January 1, 2006	359,207,313	~~W~~	1,796,037	—	~~W~~	—	~~W~~	2,406,665	~~W~~	3,927,636	~~W~~	(100,197)	~~W~~	(245,458)	~~W~~	7,784,683
Comprehensive income:
Net income	—		—	—		—		—		1,555,484		—		—		1,555,484
Foreign currency translation adjustments	—		—	—		—		—		—		(13,315)		—		(13,315)
Net unrealized gains (losses) on available-for-sale securities	—		—	—		—		—		—		254,395		—		254,395

Total comprehensive income	—		—	—		—		—		1,555,484		241,080		—		1,796,564
Conversion of redeemable convertible preferred stock into common stock	22,360,301		111,801	—		—		256,040		—		—		—		367,841
Cash dividends declared (~~W~~800 per share)	—		—	—		—		—		(278,077)		—		—		(278,077)
Sale of treasury stock	—		—	—		—		82,773		—		—		83,947		166,720
Reclassification to accrued expense	—		—	—		—		(35,385)		—		—		—		(35,385)

Balance at December 31, 2006	381,567,614	~~W~~	1,907,838	—	~~W~~	—	~~W~~	2,710,093	~~W~~	5,205,043	~~W~~	140,883	~~W~~	(161,511)	~~W~~	9,802,346

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity — (Continued)

											Accumulated
											Other
							Additional				Comprehensive				Total
	Common Stock			Preferred Stock			Paid-in		Retained		Income (loss),		Treasury		Stockholders’
	Shares	Amount		Shares	Amount		Capital		Earnings		Net of Taxes		Stock		Equity
	(In millions of Korea won and in thousands of US $, except share and per share data)

Cumulative effect of change — adoption of SFAS 155	—	~~W~~	—	—	~~W~~	—	~~W~~	—	~~W~~	(274)	~~W~~	274	~~W~~	—	~~W~~	—
Cumulative effect of change — adoption of FIN 48	—		—	—		—		—		3,815		—		—		3,815
Adjusted balance at January 1, 2007	381,567,614		1,907,838	—		—		2,710,093		5,208,584		141,157		(161,511)		9,806,161
Comprehensive income:
Net income	—		—	—		—		—		1,929,612		—		—		1,929,612
Foreign currency translation adjustments	—		—	—		—		—		—		7,958		—		7,958
Net unrealized gains (losses) on available-for-sale securities	—		—	—		—		—		—		613,085		—		613,085

Total comprehensive income	—		—	—		—		—		1,929,612		621,043		—		2,550,655
Issuance of common stock	14,631,973		73,160	—		—		741,817		—		—		—		814,977
Issuance of redeemable convertible preferred stock	—		—	14,721,000		73,605		777,357		—		—		—		850,962
Issuance of redeemable preferred stock	—		—	28,990,000		144,950		2,740,326		—		—		—		2,885,276
Cash dividends declared (~~W~~900 per share)	—		—	—		—		—		(336,994)		—		—		(336,994)
Acquisition of treasury stock	—		—	—		—		—		—		—		(372)		(372)
Sale of treasury stock	—		—	—		—		177,572		—		—		161,855		339,427

Balance at December 31, 2007	396,199,587	~~W~~	1,980,998	43,711,000	~~W~~	218,555	~~W~~	7,147,165	~~W~~	6,801,202	~~W~~	762,200	~~W~~	(28)	~~W~~	16,910,092

Cumulative effect of change — adoption of SFAS 155	—		$—	—		$—		$—		$(293)		$293		$—		$—
Cumulative effect of change — adoption of FIN 48	—		—	—		—		—		4,077		—		—		4,077
Adjusted balance at January 1, 2007	381,567,614		2,038,724	—		—		2,896,017		5,565,916		150,841		(172,591)		10,478,907
Comprehensive income:
Net income	—		—	—		—		—		2,061,992		—		—		2,061,992
Foreign currency translation adjustments	—		—	—		—		—		—		8,504		—		8,504
Net unrealized gains (losses) on available-for-sale securities	—		—	—		—		—		—		655,146		—		655,146

Total comprehensive income	—		—	—		—		—		2,061,992		663,650		—		2,725,642
Issuance of common stock	14,631,973		78,179	—		—		792,709		—		—		—		870,888
Issuance of redeemable convertible preferred stock	—		—	14,721,000		78,655		830,687		—		—		—		909,342
Issuance of redeemable preferred stock	—		—	28,990,000		154,894		2,928,324		—		—		—		3,083,218
Cash dividends declared (~~W~~900 per share)	—		—	—		—		—		(360,112)		—		—		(360,112)
Acquisition of treasury stock	—		—	—		—		—		—		—		(398)		(398)
Sale of treasury stock	—		—	—		—		189,755		—		—		172,959		362,714

Balance at December 31, 2007	396,199,587		$2,116,903	43,711,000		$233,549		$7,637,492		$7,267,796		$814,491		$(30)		$18,070,201

See accompanying notes to consolidated financial statements.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31, 2005, 2006 and 2007

	2005		2006		2007		2007
	(In millions of Korean won)						(See Note 1)
							(In thousands
							of US$)

Cash flows from operating activities
Net income	~~W~~	1,929,853	~~W~~	1,555,484	~~W~~	1,929,612	$2,061,992
Adjustments to reconcile net income to net cash provided by operating activities:
Provision (reversal) for credit losses		(183,488)		225,846		80,559	86,086
Provision for future policy benefit		58,284		457,761		618,977	661,300
Depreciation and amortization		377,350		470,807		812,345	868,076
Accretion of discounts on long-term debt		181,038		100,719		148,826	159,002
Amortization on deferred loan origination fees and costs		47,071		36,332		234,059	250,063
Amortization on investment debt securities		30,863		33,680		4,347	4,644
Net gain on equity investments		(294,760)		(193,811)		(79,863)	(85,324)
Net trading (profits) losses		(116,279)		(141,046)		209,721	224,109
Net gain on sale of available-for-sale securities		(101,553)		(106,904)		(246,102)	(262,929)
Impairment loss on securities		5,326		76,357		76,780	82,030
Net (gain) loss on sale of premises and equipment		(20,318)		2,331		(7,131)	(7,619)
Provision (reversal) for other losses		112,944		(16,217)		72,371	77,338
Net gain on sales of other assets		(197,056)		(85,273)		(61,220)	(65,406)
Net unrealized foreign exchange (gain) loss		55,868		(4,977)		14,267	15,243
Minority interest in net income of subsidiaries		16,079		17,860		94,956	101,470
Expense on stock option		45,459		46,233		104,042	111,156
Impairment loss on goodwill		—		129,285		—	—
Impairment loss on other investments		5,757		31,351		11,741	12,544
Cumulative effect of change in accounting principle		—		10,184		—	—
Net (gain) loss on sale of loans		(94,411)		5,018		(5,301)	(5,663)
Net changes in:
Restricted cash		(338,795)		(3,114,207)		2,120,453	2,265,451
Trading assets		2,229,181		(202,813)		(5,535,274)	(5,913,744)
Other assets (excluding assets for pending LG Card acquisition)		3,035,963		(2,061,943)		(1,496,233)	(1,598,520)
Trading liabilities		(713,088)		569,311		895,288	956,509
Accrued expenses and other liabilities		(3,082,875)		2,744,668		2,770,178	2,959,612

Net cash provided by operating activities		2,988,413		586,036		2,767,398	2,957,420

Cash flows from investing activities
Net change in interest-bearing deposit assets	~~W~~	(13,563)	~~W~~	(98,420)	~~W~~	(365,226)	$(390,199)
Net change in call loans and securities purchased under resale agreements		66,636		239,270		1,063,677	1,136,407
Proceeds from sales of available-for-sale securities		3,190,313		9,284,185		4,330,853	4,626,980
Proceeds from maturities of available-for-sale securities		10,105,078		7,407,115		7,269,091	7,766,123
Purchases of available-for-sale securities		(16,156,100)		(10,514,671)		(16,405,652)	(17,527,406)
Proceeds from maturities, prepayments and calls of held-to-maturity securities		1,307,473		2,588,671		1,953,059	2,086,601
Purchases of held-to-maturity securities		(1,178,122)		(7,216,116)		(2,547,434)	(2,721,618)
Loan originations and principal collections, net		(8,318,374)		(17,547,650)		(17,620,125)	(18,824,920)
Proceeds from sales of premises and equipment		95,971		145,324		11,263	12,033
Purchases of premises and equipment		(282,909)		(594,429)		(453,706)	(484,729)
Net change in security deposits		(57,195)		(29,945)		(141,982)	(151,690)
Acquisition of subsidiaries, net of cash acquired		27,225		—		(5,960,417)	(6,367,966)
Proceeds from sales of equity method investments		73,489		42,041		12,291	13,131
Acquisition of equity method investments		(42,568)		(26,050)		(58,196)	(62,175)
Increase in other assets (relating to pending LG Card acquisition)		—		(519,318)		—	—
Net change in other investments		(201,062)		438,015		(302,403)	(323,061)

Net cash used in investing activities		(11,383,708)		(16,401,978)		(29,214,907)	(31,212,489)

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows — (Continued)

	2005		2006		2007		2007
	(In millions of Korean won)						(See Note 1)
							(In thousands
							of US$)

Cash flows from financing activities
Net increase in interest-bearing deposits		3,447,855		8,535,560		11,286,195	12,057,901
Net increase (decrease) in non-interest-bearing deposits		397,246		774,983		(755,843)	(807,525)
Net increase (decrease) in short-term borrowings		1,059,981		(938,879)		4,345,085	4,642,185
Proceeds from issuance of secured borrowings		1,864,737		1,237,050		5,356,410	5,722,660
Repayment of secured borrowings		(671,123)		(1,213,438)		(4,769,939)	(5,096,089)
Proceeds from issuance of long-term debt		26,507,592		44,616,738		20,165,044	21,543,850
Repayment of long-term debt		(23,942,920)		(37,877,713)		(11,225,192)	(11,992,726)
Issuance of redeemable convertible preferred stock		—		—		850,962	909,147
Issuance of redeemable preferred stock		—		—		2,885,276	3,082,560
Purchases of treasury stock		(479)		(315)		(372)	(397)
Sale of treasury stock		845		198,430		406,795	434,610
Cash dividends paid by parent company		(240,919)		(278,077)		(336,994)	(360,036)
Increase (decrease) of minority interest		(11,688)		63,597		54,981	58,740

Net cash provided by financing activities		8,411,127		15,117,936		28,262,408	30,194,880

Effect of exchange rate changes on cash		(25,350)		(45,073)		73,604	78,637

Net increase (decrease) in cash and cash equivalents		(9,518)		(743,079)		1,888,503	2,018,448
Cash and cash equivalents
Beginning of year		2,443,900		2,434,382		1,691,303	1,806,948

End of year	~~W~~	2,434,382	~~W~~	1,691,303	~~W~~	3,579,806	$3,825,396

Supplemental disclosure of cash flow information
Cash paid for interest	~~W~~	3,880,792	~~W~~	4,746,165	~~W~~	6,514,034	$6,959,438
Cash paid for income taxes		455,480		563,980		676,764	723,038
Supplemental disclosure of non-cash investing and financing activities
Acquisitions:
Fair value of net assets acquired		243,067		—		765,123	817,439
Goodwill		289,800		—		81,153	86,702
Consideration other than cash		531,462		—		814,971	870,696
Conversion of redeemable convertible preferred stock into common stock:
Common stock		111,802		111,801		—	—
Additional paid-in-capital		256,070		256,040		—	—
Securities and other investments received in connection with loan restructuring		27,328		32,384		2,783	2,973
Increase(decrease) in cumulative translation adjustments, net of taxes		(12,024)		(13,315)		7,958	8,504
Increase (decrease) in unrealized gains (losses) on available-for-sale securities, net of taxes		(246,046)		254,395		613,359	655,439
Account payable for contingent consideration		20,461		—		—	—
Increase in premises and equipment transferred from other receivables		—		—		107,466	114,814

See accompanying notes to consolidated financial statements.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2005, 2006 and 2007

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

The principal subsidiaries of the Group at December 31 are as follows:

	Country of	Percentage of Ownership(1)
	Incorporation	2005	2006	2007

Shinhan Bank(2)	Korea	100%	100%	100%
Chohung Bank(2)	Korea	100%	0%	0%
Good Morning Shinhan Securities Co., Ltd.	Korea	100%	100%	100%
Shinhan Card Co., Ltd. (Formerly LG Card Co., Ltd.)(3)	Korea	7.15%	7.15%	100%
Shinhan Capital Co., Ltd.	Korea	100%	100%	100%
Jeju Bank	Korea	62.42%	62.42%	62.42%
Shinhan Credit Information Co., Ltd.	Korea	100%	100%	100%
Shinhan Private Equity Inc.	Korea	100%	100%	100%
Shinhan Life Insurance Co., Ltd.	Korea	12.90%	100%	100%
SHC Management Co., Ltd. (Formerly Shinhan Card Co., Ltd.)(4)	Korea	100%	100%	100%

Notes:

(1)	Direct and indirect ownership are combined. All holdings are in common stock of the respective subsidiaries.

(2)	On April 3, 2006, Shinhan Bank was merged into Chohung Bank with Chohung Bank being the surviving legal entity and Chohung Bank changed its name to Shinhan Bank. In addition, Chohung Bank’s credit card business was spun off and merged into Shinhan Card Co., Ltd.

(3)	On March 23, 2007, the Group acquired 78.58% of the issued and outstanding common stock of LG Card Co., Ltd. (“LG Card”) where the Group had owned 7.15% interest through a tender offer. On September 21, 2007, the Group completed the acquisition of the remaining LG Card shares through a tender offer and share exchange, and the Group’s ownership increased to 100%.

(4)	On October 1, 2007, LG Card acquired and assumed all assets, liabilities and contracts of the former Shinhan Card and changed its name to “Shinhan Card”. Also, the former Shinhan Card changed its name to “SHC Management Co., Ltd.”.

The Group is subject to the provisions of the Financial Holding Company Act of Korea. Shinhan Bank and Jeju Bank conduct operations in accordance with the provisions of the Bank Act of Korea, including their activities in the commercial banking business. Shinhan Bank and Jeju Bank also engage in the trust business subject to the Korean Trust Business Act and other relevant laws.

Principles of Consolidation

The consolidated financial statements, presented in accordance with U.S. generally accepted accounting principles (US GAAP), include the accounts of Shinhan Financial Group Co., Ltd. and its majority-owned subsidiaries. The Group consolidates subsidiaries in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. All significant intercompany transactions and balances have been

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

eliminated in consolidation. Operating results of companies purchased are included from the dates of the acquisition. Assets held in an agency or trust management capacities are not included in the consolidated financial statements. The Group accounts for investments in companies in which it owns voting or economic interest of 20% to 50% and for which it has significant influence over operating and financing decisions using the equity method of accounting, and the pro rata share of their income (loss) is included in other noninterest income (expense). Investments in joint ventures, where the Group does not have unilateral control, are also accounted for using the equity method of accounting. Investments in companies where the Group owns less than 20% and does not have the ability to exercise significant influence over operating and financing decisions are accounted for using the cost method of accounting. Income from these investments is recognized when dividends are received. As discussed below, the Group consolidates entities deemed to be variable interest entities (VIEs) when the Group is determined to be the primary beneficiary of the VIEs.

Variable Interest Entities

An entity is referred to as a variable interest entity (VIE) if it meets the criteria outlined in Financial Accounting Standards Board (FASB) Interpretation No. 46R, Consolidation of Variable Interest Entities (revised December 2003) (FIN 46R), which are: (1) the entity has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) the entity has equity investors that cannot make significant decisions about the entity’s operations or that do not absorb the expected losses or receive the expected residual returns of the entity.

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

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Use of Estimates

The preparation of the consolidated financial statements requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include financial instruments with no quoted market prices, intangibles and goodwill, valuation allowances for loan losses and unfunded lending commitments, deferred income tax assets, future policy benefits, deferred acquisition costs, valuation of businesses acquired, useful lives of property and equipment and definite lived intangible assets, share-based compensation, valuation of derivative instruments and other than temporary impairment for securities. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, cash items in the process of collection, amounts due from banks and other financial institutions, all of which have original maturities within 90 days.

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

Trading Assets and Liabilities, including Derivatives

Trading assets include securities that are bought and held principally for the purpose of selling them in the near term. Trading positions are carried at fair value and recorded on a trade date basis. The Group recognizes changes in the fair value of trading positions as they occur in net trading profits (losses). Interest and dividends are recognized when earned and included in interest and dividends on trading assets.

Trading assets and liabilities also include derivatives used for trading purposes and for non-trading purposes that do not qualify for hedge accounting and foreign exchange contracts which are recognized on the consolidated financial statements at fair value. Trading and non-trading derivatives include interest rate and foreign currency swaps, equity conversion options, credit indexed contracts, puts and calls, caps and floors, warrants, futures and forwards. The Group recognizes changes in the fair value of trading and non-trading derivatives that do not qualify for hedge accounting and foreign exchange contracts as they occur in net trading profits (losses).

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

The Group accounts for derivative and hedging activities in accordance with the FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (SFAS 133), which requires that all derivative instruments be recorded on the balance sheet at their respective fair values. On the date a non-trading derivative contract is entered into, the Group designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), a foreign-currency fair-value or cash-flow hedge (foreign currency hedge), or a hedge of a net investment in a foreign operation. For all hedging relationships the Group formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Group also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

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

The Group discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

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

Certain Hybrid Financial Instruments

On January 1, 2007, the Group elected to adopt SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (SFAS 155). In accordance with this standard, hybrid financial instruments — such as structured notes containing embedded derivatives that otherwise would require bifurcation, as well as certain interest-only instruments — may be accounted for at fair value if the Group makes an irrevocable election to do so on an instrument-by-instrument basis. The changes in fair value are recorded in current earnings. The cumulative effect at January 1, 2007 of adopting this standard was a gain of ~~W~~15 million (~~W~~11 million after tax) and a loss of ~~W~~393 million (~~W~~285 million after tax).

Securities

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

Certain equity securities that do not have readily determinable fair values or have sales restrictions exceeding one year are recorded using the cost method. The cost method is used for those investments in which the Group does not have significant influence over the investees, and under this method, there is no change to the cost basis unless there is other than temporary decline in value. If the decline is determined to be other than temporary, the group writes down the cost basis of the investment to a new cost basis that represents realizable value. Those equity securities are recorded as other investments under other assets and the amount of write-down is included in earnings under non-interest expense and dividend income earned on these securities is recorded in non-interest income.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Shinhan National Pension Service PEF 1st, one of the group’s subsidiaries, engages exclusively in venture capital activities. Venture capital investments are not within the scope of SFAS No. 115- Accounting for Certain Investments in Debt and Equity Securities (SFAS No. 115) and are subject to specialized industry accounting principles for investment companies. Venture capital investments are recorded as trading assets and are carried at fair value with net changes in fair value recognized in net trading profits(losses). The fair values of publicly-traded securities held by this subsidiary are generally based on quoted market prices. Securities that are held by this subsidiary that are not publicly traded are initially recorded at cost, which is deemed to approximate the fair value as of the acquisition date. Subsequent to acquisition, management estimates the fair value based on investee transactions with unaffiliated parties, management’s review of the investee’s financial results and condition or the latest obtainable net asset value of the investees.

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

The Group provides equipment financing to its customers through a variety of lease arrangements. Direct financing leases are carried at the sum of the aggregate of minimum lease payments receivable, estimated unguaranteed residual value of the lease property and unamortized initial direct costs, less unearned income. Unearned income and initial direct costs are amortized to income using the effective interest method.

The Group purchases loans with and without evidence of credit quality deterioration since origination [The Group acquires loans in a purchase business combination with and without evidence of credit quality deterioration since origination]. Those loans with evidence of credit quality deterioration for which it is probable, at the time of acquisition, that all amounts due according to the contractual terms of the loan agreement will not be collected are accounted for under AICPA Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3). SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP 03-3 requires impaired loans be recorded at fair value and prohibits “carrying over” or the creation of valuation allowances in the initial accounting of loans acquired in a transfer that are within the scope of this SOP. The prohibition of the valuation allowance carryover

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination. Under SOP 03-3, the excess of cash flows expected at purchase over the purchase price is recorded as interest income over the life of the loan. For those loans not within the scope of SOP 03-3, any difference between the purchase price and the par value of the loan is reflected in interest income over the life of the loan.

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

A commercial loan is considered impaired when, after consideration of current information and events, it is probable that the Group will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the loan agreement. The Group considers the following types of loans to be impaired:

•	Loans classified as “substandard” or below according to asset classification guidelines of the Financial Services Commission (FSC) of the Republic of Korea.

•	Loans that are more than 90 days past due; and

•	Loans which are “troubled debt restructurings” under US GAAP

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

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosures are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, the assets are carried at the lower of their carrying amounts or fair values, less cost to sell, based on periodic valuation reviews performed by management. Revenues and expenses from operations and changes in the valuation allowance are included in other non-interest expense.

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

Second, determination must be made as to whether the securitization entity is sufficiently independent. If so, the entity would not be included in the Group’s consolidated financial statements. For each securitization entity with which it is involved, the Group makes a determination of whether the entity should be considered a subsidiary of the Group and be included in its consolidated financial statements or whether the entity is sufficiently independent that it does not need to be consolidated. If the securitization entity’s activities are sufficiently restricted to meet accounting requirements to be a Qualifying Special Purpose Entities (QSPE), the securitization entity is not consolidated by the seller of transferred assets. If the securitization entity is determined to be a VIE, the Group consolidates the VIE, if it is the primary beneficiary.

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

Premises and Equipment

Buildings, equipment and furniture, leasehold improvements and operating lease assets are stated at cost less accumulated depreciation and amortization. Equipment under capital leases are stated at the present value of minimum lease payments less unguaranteed residual value. Depreciation of buildings and operating lease assets is calculated on the straight-line method over the estimated useful lives of the assets. Depreciation of equipment and furniture is calculated on a declining balance method over the estimated useful lives of the assets. Equipment under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful lives of the assets. Gains or losses on sale of premises and equipment are determined by reference to their carrying amounts. Maintenance and repairs are charged to expense as incurred.

The Group capitalizes certain direct costs related to developing software for internal use, and amortizes such costs on a straight-line basis once the software is available for use in accordance with the Statements of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.

The estimated useful lives of premises and equipment are as follows:

Buildings	40 years
Equipment and furniture	4 ~ 5 years
Leasehold improvements	5 years
Operating lease assets	3 ~ 5 years
Capitalized software costs	4 ~ 5 years

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

Future Policy Benefits

The Group’s liability for future policy benefits is primarily comprised of the present value of estimated future payments to or on behalf of policyholders, where the timing and amount of payment depends on policyholder mortality or morbidity, less the present value of future net premiums. Major assumptions used for future policy benefits are mortality and interest rate. Expected mortality is generally based on the Group’s historical experience and the standard industry table including a provision for the risk of adverse deviation. Interest rate assumptions are based on factors such as market conditions and expected investment returns. Although mortality and interest rate assumptions are “locked-in” upon the issuance of new insurance or annuity business with fixed and guaranteed

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

terms, significant changes in experience or assumptions may require the Group to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves, if required, are determined based on assumptions at the time the premium deficiency reserve is established and do not include a provision for the risk of adverse deviation.

The Group’s liability for future policy benefits also includes a liability for unpaid claims and claim adjustment expenses. The Group does not establish loss reserves until a loss has occurred. However, unpaid claims and claim adjustment expenses include estimates of claims that the Group believes have been incurred but have not yet been reported as of the balance sheet date. The Group’s liability for future policy benefits also includes liabilities for guarantee benefits related to certain nontraditional long-duration life and annuity contracts and unearned revenue.

Separate Account Assets and Liabilities

Separate account assets and liabilities are reported at fair value and represent segregated funds that are invested for certain policyholders. The assets consist of equity securities, fixed maturities, policy loans and cash equivalents. The assets of each account are legally segregated and are generally not subject to claims that arise out of any other business of the Group. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Group with respect to certain accounts. The investment income and gains or losses for separate accounts generally accrue to the policyholders and are not included in the consolidated statements of income. Separate account assets and liabilities amounts are included in “Other assets” and “Accrued expenses and other liabilities”, respectively and amount of each account is ~~W~~560,163 million.

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

Impairment

In accordance with SFAS 144, long-lived assets, such as premises, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows or quoted market prices in active markets if available, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

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

Share-Based Compensation

The Group uses a fair value method of accounting for share-based compensation provided to its employees and key executives. The Group values stock options issued based upon an option-pricing model and recognizes this value as an expense, adjusted for forfeitures, over the period in which the options vest. On January 1, 2006, the Group adopted SFAS No. 123(revised 2004), Share-Based Payment. The revised standard replaced the existing SFAS 123, which allowed use of the intrinsic value method under APB 25.

Commissions and Fees

Commissions and fees primarily consist of brokerage fees and commissions, credit card fees, fees on guarantees and import / export letters of credit, and commissions received on remittance, cash dispenser service, cash management services and others. These fees are recognized over the period during which the related services are rendered.

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

Co-Branding Credit Card Arrangements

The Group has co-brand arrangements with certain vendors that entitle a cardholder to receive benefits, such as airline frequent-flyer points, based on purchases made with the credit card. These arrangements have remaining terms not exceeding five years. The Group makes monthly payments to the certain co-brand partners based on the volume of cardholders’ purchases and on the number of points awarded to cardholders, and to the other co-brand partners, based on the numbers of points used when cardholders use the points awarded. The probable amount of payments to the co-brand partners is estimated considering historical payment experience and is recorded in other liability.

Dormant Accounts

Customers’ deposits with a positive balance but no earnings for an extended period of time are considered dormant accounts. Before 2007, with respect to the dormant accounts after the legal discharge, and pursuant to the Korean Commercial Code, the Group estimated a redemption ratio based on past experience and recognized gain on dormant accounts excluding expected redemption amounts as other non-interest income. However, regulations on dormant accounts that were newly enacted in 2007 require balances on dormant accounts to be transferred to dormant account foundation. Consequently, the Group accounted such amounts as other liabilities in 2007.

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

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, amended by FASB Staff Position No. FIN 48-1, Definition of Settlement in FASB Interpretation No. 48 (FIN 48). FIN 48 addresses the accounting for uncertainty in income tax positions by prescribing a consistent recognition threshold and measurement attribute for income tax positions taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 requires a two-step process in evaluating income tax positions. In the first step, an enterprise determines whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions meeting the more-likely-than-not recognition threshold are then measured to determine the amount of benefit eligible for recognition in the financial statements. Each income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon settlement.

The Group adopted the provisions of FIN 48 on January 1, 2007, resulting in a ~~W~~3,815 million cumulative effect increase to beginning retained earnings. Additionally, the Group elected to classify interest and penalties related to unrecognized tax benefits as a component of income tax expense. See Note 24 in the consolidated financial statements for further details regarding additional disclosures on FIN 48.

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

Convenience Translation

The Group operates primarily in Korea and its official accounting records are maintained in Korean Won. The US dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in US dollars at the rate of ~~W~~935.80 : US$1, the United States Federal Reserve

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Bank of New York noon buying exchange rate in effect on December 31, 2007. Such convenience translation into US dollar should not be construed as representations that the Korean Won amounts have been, could have been, or could in the future be converted into US dollars at this or any other rate of exchange.

Reclassification

Certain reclassifications have been made in the prior years’ consolidated financial statements to conform to the current year presentation for comparative purposes.

2.	Accounting Changes and Future Application of Accounting Standards

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about financial assets and liabilities measured at fair value. SFAS 157 provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. The standard also establishes a three-level hierarchy for fair value measurements based on the transparency of inputs to the valuation of a financial asset or liability as of the measurement date. SFAS 157 is effective for the Group’s fiscal year beginning January 1, 2008 and requires that cumulative effect of the adoption be reflected as an adjustment to the beginning balance of retained earnings in the year of adoption. The Group is currently evaluating the impact of adopting SFAS 157 on its consolidated financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 provides an option for companies to elect fair value as an alternative measurement for selected financial assets, financial liabilities, unrecognized firm commitments, and written loan commitments. Under SFAS 159, fair value would be used for both the initial and subsequent measurement of the designated assets, liabilities and commitments, with the changes in value recognized in earnings. The standard is effective for the Group’s fiscal year beginning January 1, 2008 and requires that cumulative effect of the adoption be reflected as an adjustment to the beginning balance of retained earnings in the year of adoption. The Group does not believe the impact of adopting SFAS 159 will have a significant impact on our consolidated financial condition and results of operations.

Derivatives Netting — Amendment of FASB Interpretation No. 39

In April 2007, the FASB issued FASB Staff Position No. FIN 39-1, Amendment of FASB Interpretation No. 39 (FSP FIN 39-1), which permits offsetting of cash collateral receivables or payables with net derivative positions under certain circumstances. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early application permitted. The Group is currently evaluating the potential impact of adopting this FSP on its consolidated financial statements but does not expect that it will have a significant impact on our consolidated financial condition and results of operations.

Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards

In June 2007, the FASB ratified the Emerging Issues Task Force consensus on Issue No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (EITF 06-11), which must be applied prospectively for dividends declared in fiscal years beginning after December 15, 2007. EITF 06-11 requires that realized tax benefits from dividends or dividend equivalents paid on equity-classified share-based payment awards that are charged to retained earnings should be recorded as an increase to additional paid-in capital and included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards. The

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Group is currently evaluating the potential impact of adopting this consensus on its consolidated financial statements.

Investment Companies

In June 2007, the AICPA issued Statement of Position 07-1, Clarification of the Scope of the Audit and Accounting Guide for Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies (SOP 07-1). SOP 07-1 provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide Investment Companies (Guide), and therefore qualifies to use the Guide’s specialized accounting principles (referred to as “investment company accounting”). Additionally, SOP 07-1 provides guidelines for determining whether investment company accounting should be retained by a parent company in consolidation or by an equity method investor in an investment. In May 2007, the FASB issued FASB Staff Position No. FIN 46R-7, Application of FIN 46R to Investment Companies (FSP FIN 46R-7), which amends FIN 46R to permanently exempt entities within the scope of the Guide from applying the provisions of FIN 46R to their investments. In February 2008, the FASB agreed to an indefinite delay of the effective date of SOP 07-1 in order to address implementation issues, which effectively delays FSP FIN 46R-7 as well for those companies, such as the Group, that have not adopted SOP 07-1. The Group is currently evaluating the potential impact of adopting SOP 07-1 and FSP FIN 46R-7 on its consolidated financial statements.

Written Loan Commitments Recorded at Fair Value Through Earnings

On November 5, 2007, the SEC issued Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value Through Earnings (SAB 109), which revises and rescinds portions of SAB 105, Application of Accounting Principles to Loan Commitments. SAB 109 states that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. However, the fair value measurement of a written loan commitment still must exclude the expected net cash flows related to internally developed intangible assets (such as customer relationship intangible assets). The provisions of SAB 109 are applicable to written loan commitments issued or modified beginning on January 1, 2008. The Group is currently evaluating the impact of adopting SAB 109 on its consolidated financial statements but does not expect the impact of adopting SAB 109 to be material.

Business Combinations

On December 4, 2007, the FASB issued SFAS No. 141 (revised), Business Combination (SFAS 141R). SFAS 141R retains the fundamental requirements in SFAS 141 that the purchase method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. This statement also retains the guidance in SFAS 141 for identifying and recognizing intangible assets separately from goodwill. The most significant changes in SFAS 141R are: (1) acquisition and restructuring costs are now expensed; (2) stock consideration is measured based on the quoted market price as of the acquisition date instead of the date the deal is announced; (3) contingent consideration arising from a contract and noncontractual contingencies that meet the more-likely-than-not recognition threshold are measured and recognized as an asset or liability at fair value at the acquisition date using a probability-weighted discounted cash flow model, with subsequent changes in fair value reflected in earnings. Noncontractual contingencies that do not meet the more-likely-than-not criteria continue to be recognized when they are probable and reasonably estimable; and (4) acquirer records 100% step-up to fair value for all assets and liabilities, including the minority interest portion and goodwill is recorded as if a 100 percent interest was acquired. SFAS 141R is effective for new acquisitions consummated on or after January 1, 2009, and early adoption is not permitted.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Noncontrolling Interests in Consolidated Financial Statements

On December 4, 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (SFAS 160), which establishes standards for the accounting and reporting of noncontrolling interests in subsidiaries (that is, minority interests) in consolidated financial statements and for the loss of control of subsidiaries. SFAS 160 requires: (1) the equity interest of noncontrolling shareholders, partners, or other equity holders in subsidiaries to be accounted for and presented in equity, separately from the parent shareholder’s equity, rather than as liabilities or as “mezzanine” items between liabilities and equity; (2) the amount of consolidated net income attributable to the parent and to the noncontrolling interests be clearly identified and presented on the face of the consolidated statement of income; and (3) when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any noncontrolling equity investment rather than the carrying amount of that retained investment. SFAS 160 is effective for the Group’s fiscal year beginning January 1, 2009. Earlier adoption is not permitted.

Accounting for Transfers of Financial Assets and Repurchase Financing Transactions

In February 2008, the FASB issued FASB Staff Position FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions (FSP FAS 140-3). FSP FAS 140-3 provides guidance for determining whether an initial transfer of a financial asset and a repurchase financing should be considered a linked transaction for the purposes of assessing whether sale accounting is appropriate under SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. For transactions within its scope, FSP FAS 140-3 presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement, as a linked transaction. However, if certain criteria are met, the initial transfer and repurchase financing should not be evaluated as a linked transaction and should be evaluated separately under SFAS 140. FSP FAS 140-3 will be effective for the Group’s fiscal year beginning January 1, 2009, and will be applied to new transactions entered into after the date of adoption. Early adoption is prohibited. The Group is currently evaluating the potential impact of adopting this FSP on its consolidated financial statements.

Disclosures about Derivative Instruments and Hedging Activities

On March 19, 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (SFAS 161), which amends the disclosure requirements of SFAS 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 161 requires increased disclosures about derivative instruments and hedging activities and their effects on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years beginning after November 15, 2008, with early adoption permitted. This statement will only affect the Group’s disclosures of derivative instruments and related hedging activities, not its consolidated financial position, financial performance or cash flows.

Determination of the Useful Life of Intangible Assets — Amendment of SFAS 142

On April 25, 2008, the FASB issued FASB Staff Position No. FAS 142-3, Determination of the Useful Life of Intangible Assets (FSP FAS 142-3), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. This FSP is intended to improve the consistency between the useful life of an intangible asset determined under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R, and other US GAAP. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The Group is currently evaluating the potential impact of adopting this FSP on its consolidated financial statements.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

3.	Business Changes and Developments

Acquisition of Shinhan Life Insurance Co., Ltd.

Shinhan Life Insurance Co., Ltd. (Shinhan Life Insurance) was incorporated in January 1990 under the laws of the Republic of Korea to engage in life insurance and related businesses. On December 13, 2005, the Group acquired the remaining 34,010,428 shares or 85.03% of the issued and outstanding common stock of Shinhan Life Insurance where the Group had owned 14.97% interest in exchange of cash and shares of common stock of the Group. As a result, the Group’s ownership increased to 100% and Shinhan Life Insurance became a wholly-owned subsidiary of the Group. 5,989,572 shares or 14.97% of common stock of Shinhan Life Insurance acquired before December 13, 2005 and owned by Shinhan Bank and Good Morning Shinhan Securities were also exchanged to common stock of the Group. The Group issued 17,528,000 shares at the exchange ratio 0.4382 share of the Group for each Shinhan Life Insurance share.

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

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

	(In millions of
	Korean won)

Cash and cash equivalents	~~W~~	5,108
Deposits		389,627
Trading securities		268,980
Available-for-sale securities		1,529,922
Loans, net of allowance for loan losses		1,155,413
Premises and equipment, net		12,446
Other assets		409,067

Total assets	~~W~~	3,770,563

Future policy benefit	~~W~~	4,012,622
Borrowings		39,962
Other liabilities		453,444

Total liabilities	~~W~~	4,506,028

Fair value of net liabilities of Shinhan Life Insurance	~~W~~	(735,465)

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The allocation of the purchase consideration is as follows:

	(In millions of
	Korean won)

Cash	~~W~~	138
Stock exchange		531,394
Direct acquisition costs		1,335

Total purchase price	~~W~~	532,867

Allocation of purchase price:
Fair value of net liabilities of Shinhan Life Insurance	~~W~~	(735,465)
Value of business acquired		978,532
Goodwill		289,800

Total purchase price	~~W~~	532,867

Value of business acquired intangible asset (VOBA) represents the present value of future profits embedded in acquired business, which is determined by estimating the net present value of future cash flows from the contracts in force at the date of acquisition. VOBA is amortized over the effective lives of the acquired contracts.

The Merger of Shinhan Bank and Chohung Bank

On April 3, 2006, Shinhan Bank was merged into Chohung Bank with Chohung Bank being the surviving legal entity. In connection with the merger, each share of common stock of Shinhan Bank was exchanged for 3.867799182 shares of common stock of Chohung Bank. Immediately after the merger, Chohung Bank changed its name to “Shinhan Bank”.

Concurrently, there was a split-merger in which Chohung Bank’s credit card business was spun-off and merged into Shinhan Card. In connection with the split-merger, 41,207,856 shares of common stock of Shinhan Card were issued to SFG in exchange for 42,008,463 shares of common stock of Chohung Bank and Shinhan Card assumed assets amounting to ~~W~~1,967 billion, together with certain liabilities amounting to ~~W~~1,797 billion relating to the credit card business of Chohung Bank. As a result of the split-merger, 42,008,463 shares of common stock of Chohung Bank were retired, resulting in a reduction in its shareholders’ equity of approximately ~~W~~210 billion.

Acquisition of LG Card

On March 23, 2007, the Group acquired 98,517,316 shares or 78.58% of the issued and outstanding common stock of LG Card where the Group had owned 7.15% interest through a tender offer to the public for approximately ~~W~~6,684 billion. As a result of this acquisition, the Group’s ownership increased to 85.73%.

LG Card provides several services such as credit card services, factoring, installment financing and leasing, under the Act for Financial Companies Specializing in Loan Business. LG Card was listed on the Korea Stock Exchange on April 22, 2002. The acquisition allows the Group to achieve greater economies of scale in the Group’s card operations, as well as to enhance its position as a balanced provider of banking and non-banking services with diversified revenue sources and enhanced synergy opportunities, including cross-selling.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Group applied the equity method of accounting for its previous ownership interest of 7.15% in conformity with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Accordingly, the investment, results of operations, and retained earnings of the Group were retrospectively adjusted as follows (in millions of Korean Won, except share data):

	2006
			Equity Method of
	As Previously		Accounting
	Reported		Adjustments		As Adjusted
	(In millions of Korean won)

Available-for-sale securities	~~W~~	17,458,399	~~W~~	(518,936)	~~W~~	16,939,463
Other assets		6,842,830		274,810		7,117,640

Assets adjusted	~~W~~	24,301,229	~~W~~	(244,126)	~~W~~	24,057,103

Accrued expenses and other liabilities	~~W~~	9,310,900	~~W~~	(67,134)	~~W~~	9,243,766
Retained earnings		5,145,966		59,077		5,205,043
Accumulated other comprehensive income, net of taxes		376,952		(236,069)		140,883

Liabilities and stockholders’ equity adjusted	~~W~~	14,833,818	~~W~~	(244,126)	~~W~~	14,589,692

Gain on other investment	~~W~~	206,963	~~W~~	117,494	~~W~~	324,457
Income tax expense		617,495		32,311		649,806
Net income		1,470,301		85,183		1,555,484
Basic net income per share		3,951		229		4,180
Diluted net income per share		3,951		229		4,180

	2005
			Equity Method of
	As Previously		Accounting
	Reported		Adjustments		As Adjusted
	(In millions of Korean won)

Gain on other investment	~~W~~	283,619	~~W~~	248,365	~~W~~	531,984
Non-interest expense-other		330,838		(15,201)		315,637
Income tax expense		942,386		72,481		1,014,867
Net income		1,738,768		191,085		1,929,853
Basic net income per share		5,190		573		5,763
Diluted net income per share		4,882		537		5,419

On May 28, 2007, the Group decided to acquire the remaining issued and outstanding common stock of LG Card, through a tender offer and share exchange, at the board of directors’ meeting.

On July 6, 2007, the Group acquired 664,213 shares or 0.53% of the issued and outstanding common stock of LG Card through a tender offer to the public for approximately ~~W~~31 billion.

On September 21, 2007, the Group completed the acquisition of the remaining LG Card shares by issuing 14,631,973 the Group common shares (approximately ~~W~~815 billion based on the exchange terms) in exchange for those LG Card shares.

On October 1, 2007, LG Card acquired and assumed all assets, liabilities and contracts of former Shinhan Card and changed its name to “Shinhan Card”. Also, the former Shinhan Card changed its name to “SHC Management Co., Ltd.”.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The aforementioned acquisition was accounted for under the purchase method of accounting in accordance with SFAS 141. The purchase price was allocated to the assets acquired and the liabilities assumed based on their estimated fair values as summarized below.

	2007
	(In millions of Korean won)

Cash and cash equivalents	~~W~~	315,549
Deposits		256,207
Call loans		511,670
Trading assets		1,729
Securities		43,649
Loans, net of allowance for loan losses		9,902,214
Premises and equipment, net		128,637
Other assets		719,014

Total assets	~~W~~	11,878,669

Borrowings and debentures	~~W~~	6,970,133
Other liabilities		1,380,991

Total liabilities	~~W~~	8,351,124

Fair value of net assets of LG Card	~~W~~	3,527,545

The allocation of the purchase consideration is as follows:

	2007
	(In millions of Korean won)

Cash paid	~~W~~	6,707,361
Stock exchanged		814,971
Direct acquisition costs		7,688

Total purchase price	~~W~~	7,530,020

Allocation of purchase price:
Fair value of net assets of LG Card (excluding effect of CCI and deferred taxes)	~~W~~	3,831,102
Credit card relationship intangible asset(1)		1,064,046
Deferred tax on fair value adjustment		(303,558)
Goodwill		2,938,430

Total purchase price	~~W~~	7,530,020

Note:

(1)	Credit card relationship intangible reflects the estimated fair value of the credit card relationships acquired from LG Card from which the Group expects to derive future benefits over the estimated life of such relationships. The customer relationship intangible is amortized over its estimated useful life on a sum-of-the years’-digits basis. The estimated weighted average life of the customer relationship intangible is approximately 6 years. The fair value of this asset was based principally upon the estimates of (i) the profitability of the acquired accounts and (ii) the projected run-off of the acquired accounts.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following unaudited pro forma consolidated summary of operations presents information of the Group as if the acquisition of LG Card had occurred on January 1, 2006 and 2007:

	2006		2007
	(Unaudited)		(Unaudited)
	(In millions of won,
	except per share data)

Total interest and dividend income	~~W~~	9,923,082	~~W~~	12,412,978
Net income		2,613,270		2,088,697
Basic earnings per share		7,022		4,776
Diluted earnings per share		7,022		4,744

These pro forma results are for illustrative purposes. They do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred as of January 1, 2006 and 2007, or the future results of operations of the Group.

Acquisition of noncontrolling interests in SH Asset Management Co., Ltd.

In July 2007, the Group acquired 20.23% of total outstanding shares in SH Asset Management Co., Ltd. (SH Asset Management) from KGI Securities., Ltd. and others for a consideration of ~~W~~ 47,055 million. As a result, the Group’s ownership increased to 100% and SH Asset Management became a wholly-owned subsidiary of the Group.

Incorporation of Good Morning Shinhan Securities Asia Ltd.

In May 2007, the Group incorporated Good Morning Shinhan Securities Asia Ltd. as a wholly-owned subsidiary of the Group.

Incorporation of Shinhan Khmer Bank Ltd.

In August 2007, the Group incorporated Shinhan Khmer Bank Ltd. as a wholly-owned subsidiary of the Group.

Acquisition of North Atlanta National Bank

In November 2007, Shinhan Bank America acquired North Atlanta National Bank for a consideration of ~~W~~27,510 million.

4.	Restricted Cash

The following table summarizes the details of restricted cash at December 31:

	2006		2007
	(In millions of won)

Reserve deposits with the Bank of Korea(“BOK”)	~~W~~	5,992,231	~~W~~	3,577,490
Cash restricted for investment activities		723,150		812,194
Other		42,662		355,117

	~~W~~	6,758,043	~~W~~	4,744,801

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

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

5.	Call Loans and Securities Purchased under Resale Agreements

The following table summarizes call loans and securities purchased under resale agreements, at their respective carrying values, at December 31:

	2006		2007
	(In millions of won)

Call loans	~~W~~	455,559	~~W~~	655,569
Securities purchased under resale agreements		787,500		146,975

	~~W~~	1,243,059	~~W~~	802,544

Call loans are short-term lending facilities among banks and financial institutions, with maturities of 30 days or less. Typically, call loans have maturities of one day.

Interest income from call loans and securities purchased under resale agreements, as included in other interest income, amounted to ~~W~~84,572 million, ~~W~~72,833 million and ~~W~~111,197 million during the years ended December 31, 2005, 2006 and 2007, respectively.

6.	Trading Activities

The following table summarizes the details of trading assets, at fair value, at December 31:

	2006		2007
	(In millions of won)

Debt securities:
Korean treasury and governmental agencies	~~W~~	493,918	~~W~~	406,251
Corporations		1,314,681		2,130,180
Mortgage-backed and asset-backed securities		73,984		1,965,831
Financial institutions		1,022,738		3,033,219
Equity securities		507,053		655,420
Derivative instruments:
Foreign exchange derivatives		858,970		1,134,036
Interest rate derivatives		288,268		646,547
Equity derivatives		214,963		163,257
Credit derivatives		250		3,432
Commodity derivatives		86		14,844
Other trading assets — commodity indexed deposits		61,981		29,508

	~~W~~	4,836,892	~~W~~	10,182,525

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes the details of trading liabilities, at fair value, at December 31:

	2006		2007
	(In millions of won)

Derivative instruments:
Foreign exchange derivatives	~~W~~	837,402	~~W~~	978,470
Interest rate derivatives		461,031		1,215,497
Equity derivatives		239,334		152,119
Credit derivatives		342		5,703
Commodity derivatives		86		6,611
Other trading liabilities — commodity indexed deposits		72,645		150,243

	~~W~~	1,610,840	~~W~~	2,508,643

The following table presents trading profits (losses) for the years ended December 31:

	2005		2006		2007
	(In millions of won)

Debt securities	~~W~~	66,716	~~W~~	1,550	~~W~~	(51,844)
Equity securities		116,353		(11,961)		130,559
Derivative instruments		(66,852)		151,314		(275,297)
Other trading activities — commodity indexed deposits		62		143		(13,139)

Net trading profits	~~W~~	116,279	~~W~~	141,046	~~W~~	(209,721)

For the years ended December 31, 2005, 2006 and 2007, net unrealized gains (losses) on trading securities of ~~W~~98,922 million, ~~W~~(7,228) million and ~~W~~(13,680) million, respectively, were included in net trading profits.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

7.	Securities

The following table summarizes the details of the Group’s available-for-sale and held-to-maturity securities at December 31:

	2006								2007
			Gross		Gross						Gross		Gross
	Amortized		Unrealized		Unrealized		Fair		Amortized		Unrealized		Unrealized		Fair
	Cost		Gains		Losses		Value		Cost(1)		Gains		Losses		Value
							(In millions of won)

Available-for-sale securities
Debt securities:
Korean treasury and governmental agencies	~~W~~	4,436,291	~~W~~	4,269	~~W~~	43,234	~~W~~	4,397,326	~~W~~	4,278,903	~~W~~	607	~~W~~	73,336	~~W~~	4,206,174
Corporations		1,751,347		20,076		11,536		1,759,887		2,156,641		17,187		28,643		2,145,185
Financial institutions		7,260,212		3,522		20,556		7,243,178		10,168,503		7,351		124,714		10,051,140
Foreign governments		30,047		8		955		29,100		47,096		1,487		392		48,191
Mortgage-backed and asset-backed securities		2,270,423		2,136		3,883		2,268,676		3,087,022		4,549		17,178		3,074,393
Marketable equity securities		911,500		334,615		4,819		1,241,296		1,984,173		1,352,638		13,275		3,323,536

	~~W~~	16,659,820	~~W~~	364,626	~~W~~	84,983	~~W~~	16,939,463	~~W~~	21,722,338	~~W~~	1,383,819	~~W~~	257,538	~~W~~	22,848,619

Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies	~~W~~	2,504,536	~~W~~	53,100	~~W~~	2,158	~~W~~	2,555,478	~~W~~	3,071,118	~~W~~	5,438	~~W~~	40,366	~~W~~	3,036,190
Corporations		63,947		440		329		64,058		109,706		—		4,654		105,052
Financial institutions		4,959,314		65,279		6,584		5,018,009		4,858,539		2,538		48,774		4,812,303
Foreign governments		937		—		15		922		941		—		—		941
Mortgage-backed and asset-backed securities		52,359		174		319		52,214		183,975		29,629		2,073		211,531

	~~W~~	7,581,093	~~W~~	118,993	~~W~~	9,405	~~W~~	7,690,681	~~W~~	8,224,279	~~W~~	37,605	~~W~~	95,867	~~W~~	8,166,017

Notes:

(1)	As the group adopted fair value election under SFAS No. 155 on certain hybrid financial instruments, the fair values of those instruments were ~~W~~32,166 million and related valuation losses (net) amounting to ~~W~~1,139 million were recorded in current earnings and included in amortized cost of available-for-sale securities.

The Bank of Korea (BOK) is the central bank that establishes monetary policies in Korea. Korea Development Bank (KDB) is owned and controlled by the Korean government. Of the total amounts listed above in the financial institutions category at December 31, 2006 and 2007, the fair value of available-for-sale debt securities included ~~W~~4,273,809 million and ~~W~~4,483,801 million, respectively, that were issued by BOK and KDB. Of the total amounts listed above in the financial institutions category at December 31, 2006 and 2007, the amortized cost of held-to-maturity debt securities included ~~W~~2,665,769 million and ~~W~~2,138,526 million, respectively, that were related to BOK and KDB.

During 2007, there was a decline in the fair value of the Group’s asset-backed securities portfolio, specifically asset-backed Collateralized Debt Obligations(“CDOs”), as a result of deteriorating conditions in the U.S. subprime/credit market. The Group’s total exposure to asset backed CDOs at December 31, 2007 was ~~W~~167,210 million. Accordingly, the Group recorded ~~W~~36,125 million related to asset-backed CDO’s losses to current operations in 2007 as the group considered the losses to be other-than-temporary. The Group expects conditions in credit markets

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

in the U.S. to remain uncertain for the foreseeable future. Therefore, continued deterioration in the U.S. credit markets could adversely affect the fair value of the asset-backed securities held by the Group.

The Group has recognized impairment losses on available-for-sale as a charge to net gains (losses) on securities, where decreases in value were deemed to be other-than-temporary during the years ended December 31, as follows;

	2005		2006		2007
	(In millions of won)

Available-for-sale securities
Debt securities	~~W~~	494	~~W~~	68,175	~~W~~	43,741
Equity securities		4,832		8,181		33,039

Total other-than-temporary impairment losses	~~W~~	5,326	~~W~~	76,356	~~W~~	76,780

The Group has not recognized impairment losses on held-to-maturity securities, because decreases in value were not deemed to be other-than-temporary for the years ended December 31, 2005, 2006 and 2007.

The following table sets forth the current fair value and the associated unrealized losses on investments in available-for-sale debt securities, marketable equity securities and held-to-maturity debt securities with unrealized losses at December 31, 2007, by length of time that individual securities in each category had been in a continuous loss position:

	Less than 12 Months				12 Months or Longer				Total
			Gross				Gross				Gross
	Fair		Unrealized		Fair		Unrealized		Fair		Unrealized
	Value		Losses		Value		Losses		Value		Losses
	(In millions of won)

Available-for-sale securities
Debt securities:
Korean treasury and governmental agencies	~~W~~	2,097,843	~~W~~	(34,665)	~~W~~	1,749,665	~~W~~	(38,671)	~~W~~	3,847,508	~~W~~	(73,336)
Corporations		909,572		(19,902)		348,953		(8,741)		1,258,525		(28,643)
Financial institutions		6,816,400		(116,070)		933,181		(8,644)		7,749,581		(124,714)
Foreign governments		—		—		8,645		(392)		8,645		(392)
Mortgage-backed and asset-backed securities		722,011		(10,687)		208,841		(6,491)		930,852		(17,178)
Marketable equity securities		283,449		(13,275)		—		—		283,449		(13,275)

	~~W~~	10,829,275	~~W~~	(194,599)	~~W~~	3,249,285	~~W~~	(62,939)	~~W~~	14,078,560	~~W~~	(257,538)

Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies	~~W~~	2,368,996	~~W~~	(36,448)	~~W~~	96,532	~~W~~	(3,918)	~~W~~	2,465,528	~~W~~	(40,366)
Corporations		92,138		(4,214)		9,735		(440)		101,873		(4,654)
Financial institutions		3,877,418		(45,747)		167,009		(3,027)		4,044,427		(48,774)
Foreign governments		—		—		—		—		—		—
Mortgage-backed and asset-backed securities		108,178		(1,756)		9,683		(317)		117,861		(2,073)

	~~W~~	6,446,730	~~W~~	(88,165)	~~W~~	282,959	~~W~~	(7,702)	~~W~~	6,729,689	~~W~~	(95,867)

Total temporarily impaired securities	~~W~~	17,276,005	~~W~~	(282,764)	~~W~~	3,532,244	~~W~~	(70,641)	~~W~~	20,808,249	~~W~~	(353,405)

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Included in ~~W~~ 353,405 million of gross unrealized losses on available-for-sale securities and held-to-maturity securities at December 31, 2007 were ~~W~~ 70,641 million of unrealized losses that have existed for a period greater than 12 months. These securities primarily include Korean treasury and government agencies and financial institutions debt securities. The unrealized losses for these securities are due to overall increases in market interest rates subsequent to purchases. The Group has the ability and intent to hold these securities for a period of time sufficient to recover all gross unrealized losses. Accordingly, the Group has not recognized any other-than-temporary impairment for these securities.

Management has determined that the unrealized losses on the Group’s investments in equity and debt securities at December 31, 2007 are temporary in nature. The Group conducts a periodic review to identify and evaluate investments that have indications of possible impairment. An investment in a debt or equity security is impaired if its fair value falls below its cost and the decline is considered other-than-temporary. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been below cost; the financial condition and near-term prospects of the issuer; and the Group’s ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. The Group’s review for impairment generally entails:

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

The following table sets forth interest and dividends on securities for the years ended December 31:

	2005		2006		2007
	(In millions of won)

Interest income	~~W~~	911,417	~~W~~	1,142,329	~~W~~	1,350,528
Dividends		20,978		56,808		52,184

	~~W~~	932,395	~~W~~	1,199,137	~~W~~	1,402,712

For the years ended December 31, 2005, 2006 and 2007, proceeds from sales of available-for-sale securities amounted to ~~W~~3,190,313 million, ~~W~~9,284,185 million and ~~W~~4,330,853 million, and proceeds from maturities of available-for-sale securities amounted to ~~W~~10,105,078 million, ~~W~~7,407,115 million and ~~W~~7,269,091 million, respectively. Gross realized gains amounted to ~~W~~158,210 million, ~~W~~187,108 million and ~~W~~260,583 million for the years ended December 31, 2005, 2006 and 2007, respectively. Gross realized losses amounted to ~~W~~56,657 million, ~~W~~80,204 million and ~~W~~14,481 million for the years ended December 31, 2005, 2006 and 2007, respectively.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth the amortized cost and estimated fair value of the Group’s available-for-sale and held-to-maturity debt securities at December 31, 2007 by contractual maturity. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

	Available-for-Sale				Held-to-Maturity
	Debt Securities				Debt Securities
	Amortized		Fair		Amortized		Fair
	Cost		Value		Cost		Value
	(In millions of won)

Within 1 year	~~W~~	6,788,533	~~W~~	6,785,830	~~W~~	3,638,771	~~W~~	3,631,294
Over 1 year through 5 years		11,478,280		11,314,588		3,882,082		3,840,312
Over 5 years through 10 years		894,186		867,188		399,148		390,133
Over 10 years		237,998		220,100		304,278		304,278
Not due at a single maturity date		339,168		337,377		—		—

	~~W~~	19,738,165	~~W~~	19,525,083	~~W~~	8,224,279	~~W~~	8,166,017

8.	Loans

The following table summarizes the details of the loan portfolio at December 31:

	2006		2007
	(In millions of won)

Commercial:
Commercial and industrial	~~W~~	40,062,760	~~W~~	48,485,436
Other commercial		27,319,293		30,311,497
Lease financing		584,641		1,370,092
Consumer:
Mortgage and home equity		30,097,346		31,495,258
Credit cards		3,924,304		14,680,802
Other consumer		20,457,918		25,474,788

Total loans, gross		122,446,262		151,817,873
Deferred loan origination costs		117,852		3,854

		122,564,114		151,821,727
Less: Allowance for loan losses		1,575,013		2,099,122

Total loans, net	~~W~~	120,989,101	~~W~~	149,722,605

On January 1, 2007, the Group corrected its amortization period for qualifying deferred credit card origination costs from 5 years to 12 months. The resulting cumulative effect of ~~W~~71,568 million (pre-tax) was reflected in the current year. Although this adjustment relates to prior periods, the amount of charge attributable to any prior year would not have been material to the Group’s financial condition or results of operations as reported for that year.

As discussed in Note 3 to the consolidated financial statements, the Group acquired certain loans, resulting from the acquisition of LG Card, for which there was, at the time of the acquisition, evidence of deterioration of credit quality since origination and for which it was probable that all contractually required payments would not be collected. These loans were accounted for in accordance with SOP 03-3 which requires that purchased impaired loans be recorded at fair value as of the acquisition date. The fair value of such loans was approximately

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

~~W~~220,538 million at the acquisition date. The carrying amount of such loans was ~~W~~178,099 million at December 31, 2007, and included in the above loan table.

The changes in the accretable yield for 2007 are as follows:

	Accretable Yield
	(In millions of won)

Beginning balance	~~W~~	—
Purchases		102,531
Accretion of accretable yield		(11,050)
Increase to expected cash flows		21,875

Balance at December 31, 2007	~~W~~	113,356

These loans acquired for which it was probable at acquisition that all contractually required payments would not be collected are as follows:

	2007
	(In millions of won)

Contractually required payments receivable at acquisition:	~~W~~	619,928
Cash flows expected to be collected at acquisition		323,069
Fair value of acquired receivables at acquisition		220,538

During 2006 and 2007, the Group received equity securities with a fair market value of ~~W~~2,365 million and ~~W~~2,783 million, respectively, through the restructuring of 4 loans in 2006 and 3 loans in 2007, with an aggregate book value of ~~W~~3,640 million in 2006 and ~~W~~17,210 million in 2007. The Group recognized total charge-offs of ~~W~~1,275 million and ~~W~~14,427 million related to these transactions during the years ended December 31, 2006 and 2007, respectively.

Impaired loans are those on which the Group believes it is probable that it will not be able to collect all amounts due according to the contractual terms of the loans. The following table sets forth information about the Group’s impaired loans at December 31:

	2005		2006		2007
	(In millions of won)

Impaired loans with an allowance	~~W~~	1,794,283	~~W~~	1,219,816	~~W~~	1,256,180
Impaired loans without an allowance		490,913		155,093		231,067

	~~W~~	2,285,196	~~W~~	1,374,909	~~W~~	1,487,247

Allowance for impaired loans	~~W~~	703,529	~~W~~	864,802	~~W~~	908,630
Average balance of impaired loans during the year		2,039,445		1,402,510		1,523,274
Interest income recognized on impaired loans		70,116		56,106		59,537

Included in the above table were smaller balance commercial loans managed on a portfolio basis which were collectively identified as impaired amounting to ~~W~~784,945 million, ~~W~~511,723 million and ~~W~~511,568 million at December 31, 2005, 2006 and 2007, respectively.

Loans that are 14 days or less past due in case of commercial loans and 30 days or less past due in case of consumer loans are regarded as nonaccrual loans in a repayment grace period and the Group does not generally request borrowers with such past due loans to make immediate repayment of the outstanding principal balances and related accrued interest. At December 31, 2005, 2006 and 2007, nonaccrual loans, excluding the past due loans within the repayment grace period, totaled ~~W~~2,052,473 million, ~~W~~1,654,365 million and ~~W~~1,764,114 million,

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

respectively. Nonaccrual loans including the past due loans within the repayment grace period at December 31, 2005, 2006, and 2007, totaled ~~W~~2,052,473 million, ~~W~~2,099,305 million and ~~W~~3,057,262 million respectively.

The following table presents, loans and debt securities whose terms have been modified in troubled debt restructuring at December 31:

	2005		2006		2007
	(In millions of won)

Loans	~~W~~	989,998	~~W~~	343,086	~~W~~	385,547
Debt Securities		44,248		47,361		42,295

	~~W~~	1,034,246	~~W~~	390,447	~~W~~	427,842

The following table sets forth the movements in the allowance for credit losses for the years ended December 31:

	Allowance for Loan Losses						Allowance for Off-Balance Sheet Credit(1)
	2005		2006		2007		2005		2006		2007
	(In millions of won)

Balance at beginning of the year	~~W~~	2,310,555	~~W~~	1,511,503	~~W~~	1,575,013	~~W~~	115,616	~~W~~	187,274	~~W~~	160,774
Provision (reversal) for loan losses		(255,146)		252,346		40,174		—		—		—
Provision (reversal) for off-balance sheet credit		—		—		—		71,658		(26,500)		40,385
Allowance relating to:
Acquisition of Shinhan Life Insurance		2,792		—		—		—		—		—
Acquisition of LG Card						541,337						20,399

		2,792		—		541,337		—		—		20,399
Charge-offs		(946,022)		(512,625)		(700,912)		—		—		—
Recoveries		399,324		323,789		643,510		—		—		—

Balance at end of the year	~~W~~	1,511,503	~~W~~	1,575,013	~~W~~	2,099,122	~~W~~	187,274	~~W~~	160,774	~~W~~	221,558

Note:

(1)	The allowance for off-balance sheet credit is included in other liabilities.

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

	2006		2007
	(In millions of won)

Gross lease payments receivable	~~W~~	632,397	~~W~~	1,527,671
Estimated unguaranteed residual values		19,583		28,175
Unearned income		(67,339)		(185,754)

	~~W~~	584,641	~~W~~	1,370,092

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth the scheduled maturities of net lease payments receivable at December 31, 2007:

Years Ending
	(In millions of won)

2008	~~W~~	417,439
2009		420,910
2010		299,890
2011		107,477
2012		77,251
Thereafter		47,125

	~~W~~	1,370,092

9.	Premises and Equipment

The following table summarizes the details of premises and equipment at December 31:

	2006		2007
	(In millions of won)

Land	~~W~~	990,029	~~W~~	1,072,869
Buildings		776,108		841,096
Equipment and furniture		701,168		1,066,339
Capitalized software costs		312,938		412,889
Leasehold improvements		122,801		184,463
Construction in progress		19,667		92,675
Operating lease assets		76,614		228,498

Total premises and equipment, gross		2,999,325		3,898,829
Less: Accumulated depreciation and amortization		(902,219)		(1,443,859)

Total premises and equipment, net	~~W~~	2,097,106	~~W~~	2,454,970

Depreciation expense on buildings, equipment and furniture, leasehold improvements and operating lease assets amounted to ~~W~~187,748 million, ~~W~~192,340 million and ~~W~~271,985 million, and amortization expense on capitalized software costs amounted to ~~W~~2,196 million, ~~W~~33,824 million and ~~W~~67,663 million for the years ended December 31, 2005, 2006 and 2007, respectively. Accumulated depreciation on operating lease assets at December 31, 2006 and 2007 were ~~W~~48,876 million and ~~W~~173,519 million, respectively

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

10.	Goodwill and Intangible Assets

The following table sets forth the movements in goodwill:

	Shinhan Bank		Good Morning				Shinhan Card
	(Formerly		Shinhan		Shinhan		(Formerly		Shinhan
	Chohung Bank)		Securities		Capital		LG Card)		Life Insurance		Total
	(In millions of won)

Balance at January 1, 2006	~~W~~	685,825	~~W~~	145,364	~~W~~	1,616	~~W~~	—	~~W~~	289,800	~~W~~	1,122,605
Acquisition		—		—		—		—		—		—
Disposition		—		—		—		—		—		—
Impairment loss		—		(129,285)		—		—		—		(129,285)
Other(1)		(99,378)		—		—		99,378		—		—

Balance at December 31, 2006	~~W~~	586,447	~~W~~	16,079	~~W~~	1,616	~~W~~	99,378	~~W~~	289,800	~~W~~	993,320

Acquisition		46,344		—		—		2,938,430		—		2,984,774
Disposition		—		—		—		—		—		—
Impairment loss		—		—		—		—		—		—

Balance at December 31, 2007	~~W~~	632,791	~~W~~	16,079	~~W~~	1,616	~~W~~	3,037,808	~~W~~	289,800	~~W~~	3,978,094

Note:

(1)	Relates to allocated goodwill to credit card business of Chohung Bank. On April 3, 2006, Chohung Bank’s credit card business was spun-off and merged into Shinhan Card.

As discussed in Note 3 to the consolidated financial statements, the Group recorded goodwill and intangible assets of ~~W~~2,938,430 million and ~~W~~1,064,046 million, respectively, in connection with the acquisition of LG Card in 2007.

The following table sets forth the movements in goodwill by reporting unit:

									Treasury &				Other		Securities		Shinhan
	Retail		Institutional		Private		Corporate		International		Credit		Banking		Brokerage		Life
	Banking		Banking		Banking		Banking		Business		Card		Services		Services		Insurance		Other		Total
	(In millions of won)

Balance at January 1, 2006	~~W~~	430,704	~~W~~	—	~~W~~	—	~~W~~	48,873	~~W~~	39,537	~~W~~	99,378	~~W~~	10,495	~~W~~	129,285	~~W~~	289,800	~~W~~	74,533	~~W~~	1,122,605

Acquisition		—		—		—		—		—		—		—		—		—		—		—

Disposition		—		—		—		—		—		—		—		—		—		—		—

Impairment loss		—		—		—		—		—		—		—		(129,285)		—		—		(129,285)

Other(1)		(95,726)		81,716		14,010		—		—		—		—		—		—		—		—

Balance at December 31, 2006	~~W~~	334,978	~~W~~	81,716	~~W~~	14,010	~~W~~	48,873	~~W~~	39,537	~~W~~	99,378	~~W~~	10,495	~~W~~	—	~~W~~	289,800	~~W~~	74,533	~~W~~	993,320

Acquisition		—		—		—		—		—		2,938,430		—		—		—		46,344		2,984,774

Disposition		—		—		—		—		—		—		—		—		—		—		—

Impairment loss		—		—		—		—		—		—		—		—		—		—		—

Balance at December 31, 2007	~~W~~	334,978	~~W~~	81,716	~~W~~	14,010	~~W~~	48,873	~~W~~	39,537	~~W~~	3,037,808	~~W~~	10,495	~~W~~	—	~~W~~	289,800	~~W~~	120,877	~~W~~	3,978,094

Note:

(1)	In accordance with SFAS 142, the former retail banking reporting unit has been reorganized.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Goodwill impairment loss arises when the net book value of a reporting unit exceeds its estimated fair value. The Group’s reporting units are generally consistent with the Group’s business segment level, or one level below. The Group performs impairment tests annually.

In 2006, a goodwill impairment loss of ~~W~~129,285 million was recorded in the brokerage unit of Good Morning Shinhan Securities. The impairment loss was mainly triggered by the decrease of the trading volume affected by the increase of indirect investments. The fair value of the brokerage unit used for impairment test was determined based on the income approach. In 2005 and 2007, no impairment loss was recorded relating to goodwill.

The following table summarizes the details of intangible assets at December 31:

		2006						2007
	Weighted	Gross				Net		Gross				Net
	Average	Carrying		Accumulated		Carrying		Carrying		Accumulated		Carrying
	Years	Amount		Amortization		Amount		Amount		Amortization		Amount
	(In millions of won)

Brokerage customer relationship	3.4	~~W~~	68,266	~~W~~	(67,378)	~~W~~	888	~~W~~	68,266	~~W~~	(68,064)	~~W~~	202
KSFC deposit	3.4		10,941		(10,815)		126		10,941		(10,912)		29
Core deposit of Shinhan Bank	8.7		825,476		(397,555)		427,921		825,476		(497,456)		328,020
Credit card relationship of Shinhan Card	5.7		198,320		(147,025)		51,295		1,262,366		(402,113)		860,253
VOBA	—		978,532		(95,276)		883,256		978,532		(212,201)		766,331

Total intangible assets subject to amortization	4.7	~~W~~	2,081,535	~~W~~	(718,049)	~~W~~	1,363,486	~~W~~	3,145,581	~~W~~	(1,190,746)	~~W~~	1,954,835

KSFC borrowing	—		400		—		400		400		—		400
Court deposit of Shinhan Bank	—		226,353		—		226,353		226,353		—		226,353

Total intangible assets not subject to amortization			226,753		—		226,753		226,753		—		226,753

		~~W~~	2,308,288	~~W~~	(718,049)	~~W~~	1,590,239	~~W~~	3,372,334	~~W~~	(1,190,746)	~~W~~	2,181,588

Amortization expense on intangible assets was ~~W~~187,406 million, ~~W~~244,642 million and ~~W~~472,697 million for the years ended December 31, 2005, 2006 and 2007, respectively.

The following table sets forth the estimated aggregate amortization expense on intangible assets subject to amortization at December 31, 2007:

Years Ending
	(In millions of won)

2008	~~W~~	475,698
2009		384,457
2010		299,556
2011		223,758
2012		151,958
Thereafter		419,408

	~~W~~	1,954,835

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

In 2007, 2006 and 2005, no impairment losses were recorded relating to other intangible assets.

11.	Other Assets

The following table summarizes the details of other assets at December 31:

	2006		2007
	(In millions of won)

Accrued interest and dividends receivable	~~W~~	672,928	~~W~~	977,842
Receivables for foreign exchange spot contracts		1,985,106		2,291,215
Accounts receivable		1,396,564		2,000,892
Accrued income		173,305		46,434
Deferred tax assets		258,615		493,683
Other investments(1)		1,329,804		1,502,282
Prepaid expenses		93,926		160,744
Separate account assets		282,995		560,163
Contract deposits for LG card acquisition		517,778		—
Advances to suppliers		27,502		154,624
Deferred acquisition costs		336,028		530,331
Hedging derivatives assets		5,391		3
Other		37,698		95,171

	~~W~~	7,117,640	~~W~~	8,813,384

Note:

(1)	Other investments include unlisted equity securities, securities with sales restriction and investments accounted for by the equity method.

In October 2007, Visa U.S.A. Inc., Visa International Association (Visa International) and Visa Canada Inc. were merged into Visa Inc. (Visa). As a result of that reorganization, Visa International shares were allocated to its member companies. The regional share allocation was subsequently adjusted for Visa’s initial public offering in March 2008. In connection with Visa’s reorganization and IPO, the fair value of the shares of Visa at the balance sheet date was ~~W~~ 279,881 million (pre-tax). As the shares are unlisted and some of the shares(43.82%) are restricted for three years from the acquisition date, the Group classified it as other investments and recorded a ~~W~~ 279,881 million (pre-tax) as other under non-interest income.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

12.	Deposits

The following table summarizes the details of deposits at December 31:

	2006			2007
			Weighted-			Weighted-
			Average			Average
	Balance		Interest Rate	Balance		Interest Rate
	(In millions of won, except percentages)

Interest-bearing deposits
Demand deposits	~~W~~	7,379,300	0.46%	~~W~~	7,360,010	0.41%
Savings deposits		29,057,275	2.12%		30,053,133	2.05%
Certificate of deposits		13,198,346	4.67%		15,842,958	5.22%
Other time deposits		41,100,714	3.84%		49,631,648	4.55%
Mutual installment deposits		842,666	3.80%		353,588	3.88%

		91,578,301	3.08%		103,241,337	3.53%
Non-interest-bearing deposits
Demand deposits		3,918,153	—		3,162,310	—

	~~W~~	95,496,454	3.00%	~~W~~	106,403,647	3.43%

Interest-bearing demand deposits on December 31, 2007 primarily represented court related deposits held at Shinhan Bank. Other time deposits include premium accounts for loyal customers, tax savings accounts for high net worth customers, savings accounts for household financing and foreign currency deposits. Mutual installment deposits enable customers to become eligible for mortgage and other consumer loans as well as corporate loans while maintaining an account with the Group.

The aggregate amount of time deposit accounts (including CDs) in denominations of ~~W~~100 million or more at December 31, 2006 and 2007 were ~~W~~37,070,424 million and ~~W~~47,151,168 million, respectively.

The following table sets forth the contractual maturities of certificate of deposits, other time deposits and mutual installment deposits at December 31, 2007:

Years Ending	(In millions of won)

2008	~~W~~	56,823,412
2009		4,841,501
2010		3,128,597
2011		380,167
2012		147,384
Thereafter		507,133

	~~W~~	65,828,194

The KDIC provides deposit insurance up to a total of ~~W~~50 million per depositor in each bank pursuant to the Depositor Protection Act for deposits due after January 1, 2001, regardless of the deposit date.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

13.	Short-Term Borrowings

The following table summarizes the details of short-term borrowings at December 31:

	2006			2007
			Weighted-			Weighted-
			Average			Average
	Balance		Interest Rate	Balance		Interest Rate
	(In millions of won, except percentages)

Borrowings from BOK	~~W~~	1,173,254	2.21%	~~W~~	882,748	2.97%
Borrowings in foreign currencies		3,211,017	2.79%		5,122,333	3.86%
Borrowings from trust accounts		1,122,533	4.09%		1,218,622	4.63%
Call money		1,686,036	4.77%		1,673,449	5.49%
Other borrowings(1)		3,802,186	3.87%		6,904,274	3.24%

	~~W~~	10,995,026		~~W~~	15,801,426

Note:

(1)	The majority of other borrowings relate to borrowings from other financial institutions.

Short term borrowings consist of borrowed funds with original maturities of less than one year. Total interest expense on short-term borrowings amounted to ~~W~~339,855 million, ~~W~~524,776 million and ~~W~~659,836 million, of which ~~W~~94,921 million, ~~W~~146,308 million and ~~W~~174,267 million, respectively, were related to call money, during 2005, 2006 and 2007, respectively.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

14.	Secured Borrowings

The following table sets forth the details of the secured borrowings and relevant collateral at carrying values at December 31:

		2006						2007
		Secured		Collateral				Secured		Collateral
	Maturity	Borrowings		Loans(1)		Securities		Borrowings		Loans(1)		Securities
	(In millions of won)

Shinhan 2nd Securitization Specialty L.L.C.	2008 ~2011	~~W~~	502	~~W~~	7,047	~~W~~	8,191	~~W~~	—	~~W~~	—	~~W~~	—
10.00% ~25.00% collateralized bond obligation
Shinhan 4th Securitization Specialty L.L.C.	2011		250		4,443		2,683		250		9,572		12,136
20.00% collateralized bond obligation
Sprout I ABS Specialty Co., Ltd.	2013		231,685		572,778		—		—		—		—
1M Libor+0.60% collateralized bond obligation
Goldwing Co., Ltd.	2022		84,273		294,005		252,314		299,050		275,396		963,569
4.30%-~5.47% Asset-Backed Commercial Papers
Shinhan Card 2003-1 Securitization Specialty L.L.C.	2009		406,086		707,915		—		338,405		830,436		—
4.65% Type 1 beneficiary certificate
CHB NPL 2004-1 ABS Specialty Co., Ltd.	2007		39,981		81,827		—		—		—		—
9.00% ~10.00% collateralized bond obligation
CHB NPL 2004-2 ABS Specialty Co., Ltd.	2007		39,969		96,932		2,515		—		—		—
9.00% ~10.00% collateralized bond obligation
Enclean 3rd ABS Specialty Co., Ltd.	2007		150,500		—		100,017		—		—		—
4.05% ~30% ABCP and collateralized bond obligation
Miraedon Co., Ltd.	2008		561,249		—		645,945		472,000		—		501,764
4.22% ~4.68% Asset-Backed Commercial Papers
Work and Joy 2004-1 ABS Specialty Co., Ltd.	2008		149,945		—		150,000		319,883		—		400,300
5.39% ~5.42% collateralized bond obligation
Shinhan 6th Securitization Specialty L.L.C.	2008		70,085		52,314		—		111,831		34,877		—
10.00% collateralized bond obligation
HiBrand ABCP Ltd.	2008		41,050		42,879		—		—		—		—
3.95% ~7.00% ABCP and collateralized bond obligation
SamsungShinhan 4th ABS Specialty Co.Ltd	2009		250,499		—		250,500		214,999		—		239,500
4.13% ~7.00% ABCP and collateralized bond obligation
Dongbu Steel 2nd ABS Specialty Co.Ltd	2008		74,804		—		85,000		74,918		—		85,000
4.07% collateralized bond obligation
CHB NPL 2005-1 ABS Specialty Co., Ltd	2008 ~2009		40,962		49,731		63		—		—		—
10.00% ~15.00% collateralized bond obligation
CHB NPL 2005-2ABS Specialty Co., Ltd	2008 ~2009		30,939		50,935		55		—		—		—
10.00% ~15.00% collateralized bond obligation
Cheongge ABS Specialty Co., Ltd	2008 ~2009		97,600		—		97,486		87,600		—		110,169
5.90% ~6.10% Asset-Backed Commercial Papers
Shinhan 7th Securitization Specialty L.L.C.	2008 ~2009		94,716		198,538		—		74,909		90,252		—
5.00% ~15.00% collateralized bond obligation
Frontier 9th ABS Specialty Co., Ltd	2010		200,500		—		200,500		143,000		—		200,500
4.31% ~7.00% ABCP and collateralized bond obligation
Neo DWC ABS Specialty Co., Ltd	2009		402,050		—		402,000		150,050		—		500,000
5.04% ~6.26% collateralized bond obligation
Han-il U&I ABS Specialty Co., Ltd	2009		47,525		—		47,900		22,336		—		22,988
5.03% ~8.00% collateralized bond obligation
Costone Delta Co., Ltd.	2008		—		—		—		1,390		—		—
10.00% collateralized bond obligation
I-Clover ABS Specialty Co., Ltd.	2008		—		—		—		390,000		300,000		297,719
5.93 ~7.29% collateralized bond obligation
Good Invest Co., Ltd.	2008		—		—		—		102,049		—		98,680
6.33 ~6.50% ABCP and collateralized bond obligation
Credipia 2004-1 ABS Specialty Co., Ltd.	2008		—		—		—		299,834		1,419,239		—
4.47% ~5.10% collateralized bond obligation
Credipia 2005 plus 1 ABS Specialty Co., Ltd.	2008		—		—		—		406,256		608,983		—
4.81% collateralized bond obligation
Credipia 2005 plus 2 ABS Specialty Co., Ltd.	2010		—		—		—		407,678		647,867		—
5.45% collateralized bond obligation
Credipia 2005 plus 3 ABS Specialty Co., Ltd.	2009		—		—		—		311,117		444,890		—
5.39% collateralized bond obligation
Credipia 2006 plus 1 A,B ABS Specialty Co., Ltd.	2010		—		—		—		458,127		892,598		—
4.58 ~6.29% collateralized bond obligation
Shinhan Card 2007-1 Securitization Specialty L.L.C.	2011		—		—		—		277,500		448,250		—
7.00% collateralized bond obligation
Shinhan Card 2007-2 Securitization Specialty L.L.C.	2011		—		—		—		277,200		467,465		—
7.00% collateralized bond obligation
Other secured borrowings	2008		19,323		—		—		501		—		—
8.00% ~25.00% collateralized bond obligation
Securities sold under repurchase agreements	2008		5,068,221		—		4,703,629		6,210,782		—		6,621,774
0.06% ~11.5%
		~~W~~	8,102,714	~~W~~	2,159,344	~~W~~	6,948,798	~~W~~		~~W~~	6,469,825	~~W~~	10,054,099

Note:

(1)	Represents the carrying amounts, exclusive of the related specific allowance for loan losses of 303,679 million and 242,023 million as of December 31, 2006 and 2007 respectively.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

15.	Long-Term Debt

The following table summarizes the details of long-term debt at December 31:

	Interest
	Rates (%)	Maturity	2006		2007
			(In millions of won)

Senior
Won-denominated
Notes payable to the Small Business Corporation	2.00 ~ 5.20	2008 2017	~~W~~	564,842	~~W~~	627,682
Notes payable to the Industrial Bank of Korea	2.00 ~ 5.20	2008 ~ 2013		48,003		5,783
Notes payable to the Institute of Information Technology Assessment	2.26 ~ 4.38	2008 ~ 2009		70,670		43,870
Notes payable to the Korea Energy Management Corporation	1.50 ~ 5.00	2008 ~ 2022		298,389		371,184
Notes payable to other Korean Government Funds	1.00 ~ 5.30	2008 ~ 2017		274,951		381,710
Fixed and floating rate debentures(1)(2)	3.99 ~ 11.50	2008 ~ 2035		20,473,431		33,708,805
Other notes payable(3)	0.20 ~ 6.38	2008 ~ 2015		1,679,100		1,895,464

Subtotal				23,409,386		37,034,498
Foreign currency-denominated
Floating rate debentures(1)	1.03 ~ 8.49	2008 ~ 2012		1,433,290		2,123,000
Other floating rate notes payable	1.05 ~ 5.20	2008 ~ 2015		848,832		1,395,847

Subtotal				2,282,122		3,518,847

Total senior debt				25,691,508		40,553,345
Subordinated
Won-denominated
Hybrid bonds(4)	5.70 ~ 7.80	2033		550,293		495,033
Fixed and floating rate debentures(5)	5.10 ~ 14.45	2008 ~ 2009		3,978,909		2,042,607
Convertible debt(6)	3.00	2009		—		299,670
Bond with warrants(6)	3.00	2009		—		282,665

Subtotal				4,529,202		3,119,975
Foreign currency-denominated
Hybrid bonds(7)	5.66 ~ 6.82	2035 ~ 2036		604,240		609,830
Fixed and floating rate debentures(1)	4.50 ~ 6.82	2009 ~ 2016		790,424		1,266,570

Subtotal				1,394,664		1,876,400
Total subordinated debt				5,923,866		4,996,375
Redeemable preferred stock(8)
Series 2 Redeemable preferred stock	4.04	2007		168,504		—
Series 3 Redeemable preferred stock	4.04	2008		168,504		168,504
Series 4 Redeemable preferred stock	4.04	2009		168,504		168,504
Series 5 Redeemable preferred stock	4.04	2010		168,504		168,504
Series 7 Redeemable preferred stock	7.46	2008		365,000		365,000
Series 8 Redeemable preferred stock	7.86	2010		10,000		10,000

Total redeemable preferred stock				1,049,016		880,512

Long-term debt, gross				32,664,390		46,430,232
Less: Unamortized discounts				(90,252)		(64,461)
Add: Guaranteed interest						130,536

Long-term debt, net			~~W~~	32,574,138	~~W~~	46,496,307

Notes:

(1)	Interest rates on floating rate debt were those rates in effect at December 31, 2007.

(2)	Majority of these debentures relate to miscellaneous bank borrowings from individual lenders.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(3)	As the group adopted fair value election under SFAS No. 155 on certain hybrid financial instruments, the fair values of those instruments were ~~W~~738,469 million and related valuation losses (net) amounting to ~~W~~24,199 million were recorded in current earnings.

(4)	Shinhan Bank has a call option that can be exercised five years after the issuance date, or earlier with the approval of the Financial Supervisory Service. The call options mature in 30 years from the issuance date, but may be extended by Shinhan Bank at any time.

(5)	Majority of these debentures relate to miscellaneous bank borrowings from corporate lenders and Korean governmental entities.

(6)	Shinhan Card (Former LG Card) issued convertible bond at July 21 2003. As of December 31, 2007, 18,575 shares have been converted and 147,207 shares could be issued upon exercise of conversion right. Details of the convertible bond are as follows:

Conversion period :	From three months after issue date (2003.7.21) to one month before redemption date (2009.1.21)
Stock to be issued :	Common stock with par value of ~~W~~5,000 per share
Adjustment of conversion price :	The conversion price is adjusted for stock issuances without consideration, stock dividends, or stock issuances at a price lower than the market price
Special arrangement :	In case of bankruptcy, claims to the principal of the convertible bond have a lower priority than all non-guaranteed, non-subordinated claim, but have a higher priority over claims of common and preferred stock shareholders and bondholders where special agreements inferior to convertible bonds apply.
Conversion price :	~~W~~2,035,704 per share as of December 31, 2007

Shihan Card (Former LG Card) issued bond with warrants at 2003.8.12. As of December 31, 2007, 1,179,249 shares have been issued and 142,157 shares could be issued upon exercise of the warrants. Details of the bond with warrants are as follows:

Exercise period of the warrants :	From three months after issue date (2003.8.12) to one month before redemption date (2009.2.12)
Stock to be issued :	Common stock with par value of W 5,000 per share
Adjustment of exercise price :	The exercise price is adjusted in case of stock issuances without consideration, stock dividends, or stock issuances at a price lower than the market price
Special arrangement :	In case of bankruptcy, claims to the principal of the convertible bond have a lower priority than all non-guaranteed, non-subordinated claim, but have a higher priority over claims of common and preferred stock shareholders and bondholders where special agreements inferior to convertible bonds apply.
Payment method for stock :	Cash or bond redemption
Exercise price :	~~W~~1,988,393 per share as of December 31, 2007

(7)	Shinhan Bank has a call option that can be exercised ten years after the issuance date. The call options mature in 30 years from the issuance date.

(8)	See Note 21 for the terms of the RPS.

Long-term debt is denominated predominately in Korean Won, US dollars, or Japanese Yen with both fixed and floating interest rates. Floating rates are generally determined periodically by formulas based on certain money market rates tied to the six-month London Interbank Offered Rate (LIBOR) or the monthly Public Fund Prime Rate published by the Korean government, and are reset on a monthly, quarterly or semi-annual basis. The

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

weighted-average interest rate for long-term debt was 4.83% and 5.33% at December 31, 2006 and 2007, respectively. Certain long-term debt agreements contain cross-default provisions and accelerating clauses for early termination in the event of default.

The following table sets forth the aggregate amount of long-term debt by contractual maturities at December 31:

Years Ending
	(In millions of won)

2008	~~W~~	12,677,842
2009		9,739,232
2010		7,319,788
2011		2,494,236
2012		2,586,282
Thereafter		11,612,852

Long-term debt, gross		46,430,232
Less: Unamortized discount		(64,461)
Add: Guaranteed interest		130,536

Long-term debt, net	~~W~~	46,496,307

16.	Future Policy Benefits

The following table summarizes future policy benefits at December 31:

	2006		2007
	(In millions of won)

Life insurance	~~W~~	3,100,462	~~W~~	3,833,904
Annuity contracts		1,656,293		1,767,625
Other contracts		709,812		907,180
Unpaid claims and claim adjustment expenses		216,267		260,313

	~~W~~	5,682,834	~~W~~	6,769,022

Life insurance liabilities include reserves for death and endowment policy benefits, and certain health benefits. Annuity contract liabilities include reserves for individual life contingent immediate annuities. Other contract liabilities include unearned revenue and certain other reserves for group and individual life and health products.

Future policy benefits are calculated using net level premium method based upon mortality, morbidity, persistency, and interest rate assumptions including provision for adverse deviation. Assumptions as to morality, morbidity and persistency are based on the Group’s experience, or in certain instances, industry experience, when the basis of the reserve is established. For post-purchase, the best-estimated net investment rate used as the interest rate assumptions has been set to equal 6.25%, which is based on Shinhan Life Insurance’s 2008 planned asset allocation and investment return. For pre-purchase, the best-estimated net investment rate is 5.5% in lock-in method.

On January 1, 2007, the Group adopted Statement of Position No. 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Cost in Connection with Modifications or Exchanges of Insurance Contracts (SOP 05-1). SOP 05-1 generally affects the accounting for internal replacements occurring after that date. SOP 05-1 requires reinstatements to be treated as substantial changes and DAC, URL and DPR are written off in proportion to the amount of reinstatements. The effect of adopting this standard was a loss of ~~W~~9,667 million(~~W~~7,009 million after tax). The impact on estimated gross profits of changes in accounting policy due solely to the adoption of this SOP, as

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

applied to previously anticipated future internal replacements, and any related income tax effects, could not practicably be disaggregated from other factors. Therefore, no amount was recorded to retained earnings as of the date of adoption.

17.	Accrued Expenses and Other Liabilities

The following table summarizes accrued expenses and other liabilities at December 31:

	2006		2007
	(In millions of won)

Accrued interest and dividend payables	~~W~~	2,141,053	~~W~~	2,524,609
Payables for foreign exchange spot contracts		2,195,795		1,847,192
Accrued severance benefits		244,218		283,624
Accrued expenses		352,099		512,214
Accounts payable		1,261,545		3,300,150
Unearned income		196,737		196,968
Income tax payable		362,414		621,106
Withholding value-added tax and other taxes		109,921		113,230
Deferred tax liabilities		408,723		476,707
Security deposits received		257,368		511,427
Due to agencies		802,094		1,071,153
Allowance for losses on off-balance sheet credit instruments		160,774		221,558
Utility bill payments received on behalf of government		94,089		197,792
Separate account liabilities		282,995		560,163
Hedging derivative liabilities		6,628		6,457
Other allowances		292,617		539,246
Other		74,696		385,419

	~~W~~	9,243,766	~~W~~	13,369,015

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

18.	Commissions and Fees

The following table sets forth the details of commissions and fees from non-trust management activities for the years ended December 31:

	2005		2006		2007
	(In millions of won)

Brokerage fees and commissions	~~W~~	345,265	~~W~~	479,327	~~W~~	857,551
Other fees and commissions:
Credit card fees		421,249		455,980		1,205,708
Commissions received on remittance		72,626		71,437		72,915
Commissions received on import and export letters of credit		70,625		57,411		56,344
Financial guarantee fees		21,358		21,745		27,249
Commissions received in foreign exchange activities		70,325		64,110		61,088
Commission received as agency		71,032		28,302		30,776
Commission received as electronic charge receipt		69,962		65,301		68,544
Other fees		363,261		267,771		231,466

Total other fees and commissions		1,160,438		1,032,057		1,754,090

	~~W~~	1,505,703	~~W~~	1,511,384	~~W~~	2,611,641

19.	Other Non-Interest Income and Other Non-Interest Expense

The following table sets forth the details of other non-interest income for the years ended December 31:

	2005		2006		2007
	(In millions of won)

Gain on sale of premises and equipment	~~W~~	74,868	~~W~~	8,757	~~W~~	17,971
Income from operating leases		42,227		32,085		68,362
Rental income		15,870		16,718		19,120
Extinguished escheatment of deposits		1,383		28,513		28,299
Gain from exchange of membership interest to VISA shares		—		—		279,881
Other		199,549		249,174		233,940

	~~W~~	333,897	~~W~~	335,247	~~W~~	647,573

The following table sets forth the details of other non-interest expense for the years ended December 31:

	2005		2006		2007
	(In millions of won)

Impairment loss on goodwill	~~W~~	—	~~W~~	129,285	~~W~~	—
Impairment loss on other investments		20,958		31,351		11,741
Loss on sale of premises and equipment		54,550		11,089		10,840
Loss on sale of other real estate		6,758		303		100
Other		233,371		293,144		182,567

	~~W~~	315,637	~~W~~	465,172	~~W~~	205,248

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

20.	Common Stock

Issuances of common stock

As of December 31, 2007, the Group had 396,199,587 shares of common stock issued and 396,199,058 shares of common stock outstanding. On September 16, 2003, the Group listed its shares on the New York Stock Exchange (NYSE) and transferred its global depository shares listed on the Luxembourg Stock Exchange to NYSE as American depository shares.

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

In 2006, Shinhan Bank and Good Morning Shinhan Securities sold 4,480,230 shares of the Group’s treasury stocks in the Korean stock market at various prices resulting in a credit to Additional Paid-in-Capital of ~~W~~82,773 million (net of tax effect of ~~W~~31,397 million). The treasury stock held by Shinhan Bank was 7,129,967 shares as of December 31, 2006.

In 2007, Shinhan Bank sold 7,129,967 shares of the Group’s treasury stocks in the Korean Stock Market at various prices resulting in a credit to Additional Paid-in-Capital of ~~W~~177,572 million (net of tax effect of ~~W~~67,373 million). The treasury stock held by Shinhan Card (formerly LG Card) was 529 shares as of December 31, 2007.

21.	Redeemable Preferred Stock and Redeemable Convertible Preferred Stock

In August 2003, in connection with the acquisition of Chohung Bank, the Group issued 46,583,961 shares of redeemable preferred stock (“RPS”), par value of ~~W~~5,000 per share, with an aggregate estimated fair value of ~~W~~710,258 million and 44,720,603 shares of redeemable convertible preferred stock (“RCPS”), par value of ~~W~~5,000 per share, with an aggregate estimated fair value of ~~W~~714,780 million to KDIC, as well as 6,000,000 shares of RPS, par value of ~~W~~5,000 per share, with an aggregate estimated fair value of ~~W~~900,000 million to Strider ABS Specialty Co., Ltd. (Strider), a SPE established by the Group.

The RPS was issued in five series (Series 1 to 5) to KDIC and in three series (Series 6 to 8) to Strider on August 19, 2003, redeemable over seven years after the issue date. If there is any RPS outstanding on the last day of the redemption period (RPS Final Redemption Date), the Group will be obligated to redeem all outstanding RPS to the extent that distributable profits are available for such purchase. In the event that the Group does not have sufficient distributable profits to redeem all outstanding RPS on the RPS Final Redemption Date, the RPS will remain outstanding until sufficient distributable profits are available. The Group may, at its option, elect to redeem all or part of the outstanding RPS at any time during the redemption period. The holder of RPS will not have any voting rights, unless dividends on the RPS are not distributed in any given year, in which case each share of RPS will be given one voting right. The Group may redeem the RPS from KDIC and Strider at ~~W~~18,086 and ~~W~~150,000 per share, respectively.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The dividends on the RPS issued to KDIC and Strider are cumulative and non-participating on dividends on the common stock of the Group, and the stated dividend rates are as follows:

RPS issued to KDIC (Series 1 to 5)	4.04%
RPS issued to Strider:
Series 6	7.00%
Series 7	7.46%
Series 8	7.86%

The RPS was initially measured at fair value and discounts are amortized over the period from the date of issuance to the redemption date using the effective interest method. The RPS is classified as long-term debt on the Group’s consolidated balance sheet as of December 31, 2007. In 2007, 9,316,792 shares amounting to ~~W~~172,812 million were redeemed.

The Series 9 RCPS was issued to KDIC on August 19, 2003, redeemable at any time after the 3rd anniversary date of the issue date and from time to time until the 5th anniversary date of the issue date During 2005, 22,360,302 shares out of 44,720,603 shares were converted to common stock and during 2006, all remaining shares were converted to common stocks.

In connection with the acquisition of Shinhan Card (formerly LG card), the Group issued to the public 28,990,000 shares of RPS (Series 10), par value of ~~W~~5,000 per share, with an aggregate estimated fair value of ~~W~~2,899,000 million and 14,721,000 shares of RCPS (Series 11), par value of ~~W~~5,000 per share, with an aggregate estimated fair value of ~~W~~850,962 million.

The Series 10 RPS was issued to the public on January 25, 2007, redeemable from the 5th anniversary of the issue date to the 20th anniversary (Redemption Period). Redemption price is the aggregate of (1) the issue price, (2) the issue price × [number of days that have elapsed from the first day of the fiscal year during which redemption is made to the redemption date / 365] × applicable interest rate as stated below (a and b), and (3) any accrued but unpaid dividends. The Group can elect to redeem, at its discretion, and is not obligated to redeem, the RPS in whole or in part. If the Group does not exercise its redemption rights during the Redemption Period, such redemption right will subsequently terminate and the RPS will remain as preferred shares without redemption rights. The holder of RPS will not have any voting rights, unless dividends on the RPS are not distributed in any given year, in which case each share of RPS will be given one voting right. The Group may redeem the RPS at ~~W~~100,000 per share.

The dividends on the RPS issued to the public are cumulative and non-participating on dividends on the common stock of the Group, and the stated dividend rates are as follows:

(a) From the issue date until the 5th anniversary of the issue date: 7.00% per annum.

(b) From the 5th anniversary of the issue date: interest rate payable on five-year treasury bonds issued by the Korean government on the day immediately preceding the 5th anniversary of the issue date + Spread + 100bp

☐ Spread: 7% — the interest rate payable on five-year treasury bonds issued by the Korean government on the day immediately preceding the issue date

Considering the RPS is redeemable at the option of the issuer, the Group, and is not mandatorily redeemable, the Series 10 RPS to the public is classified as stockholders’ equity on the Group’s consolidated balance sheet as of December 31, 2007.

The Series 11 RCPS was issued to the public on January 25, 2007, convertible from the 1st anniversary of the issue date to the 5th anniversary and redeemable from the 5th anniversary of the issue date to the 20th anniversary. The holders can elect to convert, at its discretion, the RCPS in whole or in part into newly issued common stock of the Group at a conversion ratio of 1:1 at any time during the conversion period. If the holder does not exercise its conversion rights during the conversion period, such conversion right will subsequently terminate and the RCPS

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

will remain as redeemable preferred shares without conversion rights. Redemption price is decided by the aggregate of (1) the issue price, (2) the issue price × [number of days that have elapsed from the first day of the fiscal year during which redemption is made to the redemption date / 365] × applicable interest rate as stated below (a and b), and (3) any accrued but unpaid dividends. The Group can elect to redeem, at its discretion, and is not obligated to redeem, the RCPS in whole or in part. If the Group does not exercise its redemption rights during the redemption period, such redemption right will subsequently terminate and the RCPS will remain as preferred shares without redemption rights. The Group may redeem the RCPS from holder at ~~W~~57,806 per share.

The dividends on the RCPS issued to public are cumulative and non-participating on dividends on the common stock of the Group, and the stated dividend rates are as follows:

(a) From the issue date until the 5th anniversary of the issue date: 3.25% per annum.

(b) From the 5th anniversary of the issue date: interest rate payable on five-year treasury bonds issued by the Korean government on the day immediately preceding the 5th anniversary of the issue date + Spread + 100bp

☐ Spread: 7% — the interest rate payable on five-year treasury bonds issued by the Korean government on the day immediately preceding the issue date

By the same reason as the Series 10 RPS, the series 11 RCPS issued to the public is classified as stockholders’ equity on the Group’s consolidated balance sheet as of December 31, 2007.

22.	Retained Earnings

The following table summarizes the details of retained earnings at December 31:

	2006		2007
	(In millions of won)

Appropriated retained earnings for legal reserves under Korean GAAP	~~W~~	396,928	~~W~~	580,200
Unappropriated retained earnings under US GAAP		4,808,115		6,221,002

	~~W~~	5,205,043	~~W~~	6,801,202

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

The Group and its subsidiaries, including Shinhan Bank and Jeju Bank, are subject to various regulatory capital requirements administered by the Financial Supervisory Commission (FSC), which are based on the Basel Committee on Banking Regulations and Supervisory Practices. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Group’s consolidated financial statements.

Until December 31, 2006, all financial holding companies were required to meet the minimum Requisite Capital Ratio of 100%, as regulated by the Financial Services Commission. In conformity with the FSC regulations on financial holding companies, the Group applied the net equity to requisite capital ratio calculated under the FSC guidelines to evaluate its capital adequacy. All Korean financial holding companies must meet the minimum requisite capital ratio of 100%, as regulated by the FSC. Requisite capital, as required and defined by FSC, represents the sum of (a) the minimum equity capital amount necessary to meet the FSC guidelines for Shinhan Bank, and Jeju Bank, (b) 8% of its total assets on its balance sheet (including off-balance assets, if any) for other

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

subsidiaries, and (c) 8% of its total assets on its balance sheet (including off-balance assets, if any, but excluding the book value of investments in and financial supports to its direct and indirect subsidiaries) for the Group.

From January 1, 2007, a bank holding company, which is a financial holding company controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%. “Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlements standards. “Equity capital,” as applicable to bank holding companies, is defined as the sum of Tier I capital, Tier II capital and Tier III Capital less any deductible items, each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The FSC regulations also require that the computation be based on the Group’s consolidated financial statements under Korean GAAP and regulatory guidelines, which vary in certain significant respects from US GAAP.

The following table sets forth the Group’s requisite capital adequacy ratio mandated by the FSC at December 31:

	2006
	(In millions of won,
	except equity capital ratio)

Equity Capital	~~W~~	14,184,052
Requisite Capital		10,183,478
Requisite Capital Ratio (%)		139.28%

Also, the following table sets forth consolidated equity capital ratio mandated by the FSC at December 31:

2007
(In millions of won,
except equity capital ratio)

Equity Capital	15,945,940
Risk-weighted assets	161,849,385
Consolidated equity capital ratio	9.85%

In conformity with the FSC regulations, Shinhan Bank and Jeju Bank apply the FSC’s risk-adjusted capital ratios to evaluate their capital adequacies. Korean banking organizations engaged in international banking are required to maintain a minimum 8% total risk-based capital ratio calculated by dividing total risk-adjusted capital by total risk-weighted assets, including a Tier 1 capital ratio of at least 4%. All Korean banking organizations subject to the FSC regulations on minimum capital adequacy ratio are also subject to periodic inspection by the Financial Supervisory Service (FSS). In the event that Shinhan Bank or Jeju Bank does not maintain a consolidated capital ratio of 8%, it is subject to corrective actions to be imposed by the FSS, as recommended by the FSC, based on the actual financial position and capital ratio of the respective banking subsidiaries.

In conformity with the FSC regulations, Shinhan Card also applies the FSC’s risk-adjusted capital ratios to evaluate their capital adequacies. Credit card organizations are required to maintain a minimum 8% total risk-based capital ratio calculated by dividing total risk-adjusted capital by total risk-weighted assets.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

As required by the FSC regulations, the following table sets forth the details of capital adequacy ratios of Shinhan Bank and Shinhan Card under Korean GAAP and regulatory guidelines which vary in certain significant respects from US GAAP at December 31:

•	Shinhan Bank

	2006	2007
	(In millions of won,
	except capital ratio)

Tier 1 capital	8,869,555	10,346,985
Tier 2 capital	4,770,133	6,027,899

Total risk-adjusted capital	13,639,688	16,374,884

Total risk-weighted assets	113,557,486	135,495,682

Capital adequacy ratio (%)	12.01%	12.09%
Tier 1 capital ratio (%)	7.81%	7.64%
Tier 2 capital ratio (%)	4.20%	4.45%

•	Shinhan Card

	2006(*)	2007
	(In millions of won,
	except capital ratio)

Adjusted Equity Capital	4,484,490	3,662,472
Adjusted Total Asset	17,720,131	10,693,905
Adjusted Equity Capital Ratio	25.31%	34.25%

•	(*)figures are those of former LG Card.

The Group’s other subsidiaries, including Jeju Bank, Shinhan Card, Shinhan Life Insurance, Shinhan Capital and Good Morning Shinhan Securities are also subject to the capital ratio pursuant to other regulatory capital requirements of the FSC. At December 31, 2006 and 2007, the Group’s other subsidiaries met the regulatory capital requirements of the FSC.

24.	Income Taxes

All but an insignificant portion of income before income tax expense and income tax expense is from Korean sources. The following table sets forth allocation of national and local income taxes between current and deferred portions for the years ended December 31:

	2005		2006		2007
	(In millions of won)

Current tax expense
National	~~W~~	414,073	~~W~~	640,365	~~W~~	828,557
Local		41,408		64,036		82,885

Total current tax expense		455,481		704,401		911,412
Deferred tax expense
National		508,533		(49,632)		133,665
Local		50,853		(4,963)		13,367

Total deferred tax expense		559,386		(54,595)		147,032

Total tax expense	~~W~~	1,014,867	~~W~~	649,806	~~W~~	1,058,444

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The preceding table does not reflect the tax effects of unrealized gains and losses on available-for-sale securities. The tax effects of these items are recorded directly as other comprehensive income within stockholders’ equity. See Note 36 for further information.

The following table sets forth a reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense for the years ended December 31:

	2005		2006		2007
	(In millions of won, except tax rates)

Statutory tax rate		27.5%		27.5%		27.5%
Income before income tax expense, minority interest, and cumulative effect of a change in accounting principle	~~W~~	2,960,799	~~W~~	2,233,334	~~W~~	3,083,012
Income tax calculated at the statutory tax rate		814,220		614,167		847,828
Income not assessable for tax purposes		(25,519)		(223,044)		(328,315)
Expenses not deductible for tax purposes		205,402		329,395		468,802
Foreign tax rate differentials		(429)		(1,010)		39
Adjustment of deferred tax liability on investment in subsidiaries and associates		(7,670)		(16,387)		20,990
Change in valuation allowance		27,374		(54,222)		48,675
Other		1,489		907		425

Income tax expense	~~W~~	1,014,867	~~W~~	649,806	~~W~~	1,058,444

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The components of net deferred income tax assets and liabilities included in other assets and accrued expenses and other liabilities, respectively, at December 31, are as follows:

	2006		2007
	(In millions of won)

Deferred income tax assets
Allowance for loan losses	~~W~~	216,895	~~W~~	342,678
Other allowances		104,606		229,809
Valuation of trading assets		7,662		17,424
Premises and equipment		107,218		108,055
Available-for-sale securities		571,450		450,898
Other assets		28,811		97,524
Future policy benefits		158,872		218,772
Long-term debt		38,216		162,687
Other temporary differences		21,497		98,926
Net operating loss carry forwards		20,817		219,966

		1,276,044		1,946,739
Less: Valuation allowance		(24,951)		(73,626)

Deferred income tax assets		1,251,093		1,873,113

Deferred income tax liabilities
Valuation of trading assets		(4,257)		—
Foreign exchange contracts and derivative instruments		(4,316)		(78)
Allowance for loan losses		(490,117)		(709,386)
Accrued interest and dividend receivable		(90,216)		(91,785)
Other assets		(767,920)		(968,811)
Other temporary differences		(44,375)		(86,077)

Deferred income tax liabilities		(1,401,201)		(1,856,137)

Net deferred income tax assets(liabilities)	~~W~~	(150,108)		16,976

Deferred income taxes at December 31, 2006 and 2007 are reflected in the consolidated balance sheets under the following captions:

	2006		2007
	(In millions of won)

Other assets	~~W~~	258,615	493,683
Accrued expenses and other liabilities		(408,723)	(476,707)

Total net deferred tax liabilities	~~W~~	(150,108)	16,976

In assessing the realizability of deferred tax assets, management considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences became deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets were deductible, management believed it was more likely than not that the Group would realize the benefits of these

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

deductible differences, net of the existing valuation allowances at December 31, 2007. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period were reduced.

The valuation allowance was ~~W~~55,624 million as of January 1, 2005. During the years ended December 31, 2005, 2006 and 2007, the valuation allowance increased (decreased) by ~~W~~23,549 million, ~~W~~(54,222) million and ~~W~~48,675 million, respectively. The valuation allowance for deferred tax assets in the amount of ~~W~~3,824 million was credited to goodwill during the year ended December 31, 2005. At December 31, 2007, the Group had tax net operating losses totaling ~~W~~799,877 million. The following table sets forth these net operating losses expiring in periods ranging from 2008 to 2012:

Years Ending
	(In millions of won)

2008	~~W~~	201,492
2009		359,039
2010		18,666
2011		55,913
2012		164,767

	~~W~~	799,877

As discussed in Note 1 to the consolidated financial statements, the Group adopted the provisions of FIN 48 on January 1, 2007, resulting in a ~~W~~3,815 million cumulative effect increase to retained earnings.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	(In millions of won)

Balance at January 1, 2007	~~W~~	231,117
Additions for tax positions related to current year		12,241
Additions for tax positions of prior years		—
Expiration of statue of limitations		(3,950)
Settlements		(21,772)

Balance at December 31, 2007	~~W~~	217,636

Any changes in the amounts of unrecognized tax benefits related to temporary differences would result in a reclassification to deferred tax liability, and any changes in the amounts of unrecognized tax benefits related to permanent differences would result in an adjustment to income tax expense and therefore, the Group’s effective tax rate. As of December 31, 2007 and January 1, 2007, the unrecognized tax benefits included above which would, if recognized, affect the effective tax rate is ~~W~~24,586 million and ~~W~~24,764 million, respectively.

The Group does not expect significant changes in the total amount of unrecognized tax benefits that may occur within the next 12 months. In addition, the Group’s major tax jurisdiction is the Republic of Korea, and as of December 31, 2007, legally all tax years subsequent to 2001 remain open to examination.

Interest expense and penalties related to unrecognized tax benefits recorded in income tax expense was ~~W~~6,901 million in 2007. Included in accrued expenses and other liabilities at January 1, 2007, in addition to the Group’s liability for unrecognized tax benefits, was ~~W~~23,159 million and ~~W~~13,571 million for income tax-related interest and penalties, respectively. Accrued income tax-related interest and penalties increased to ~~W~~23,927 million and ~~W~~12,927 million, respectively, at December 31, 2007, due to the continuing outstanding status of the liability for unrecognized tax benefits.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

25.	Earnings Per Share

The following is a reconciliation of the income and share data used in the basic and diluted earnings per share computation for the years ended December 31:

The following table sets forth the details of the calculation of earnings per share (EPS) for the years ended December 31:

	2005		2006		2007
	(In millions of won, except per share data)

Basic EPS
Net income before cumulative effect of a change in accounting principle	~~W~~	1,929,853	~~W~~	1,565,668	~~W~~	1,929,612
Cumulative effect of a change in accounting principle, net of taxes		—		(10,184)		—
Accretion and dividends on redeemable preferred stock and redeemable convertible preferred stock		(8,169)		—		(214,793)

Net income attributable to common stock shareholders	~~W~~	1,921,684	~~W~~	1,555,484	~~W~~	1,714,819
Weighted-average number of common stocks outstanding (in thousands)		333,424		372,173		382,731
Net income per share
Net income before cumulative effect of a change in accounting principle	~~W~~	5,763	~~W~~	4,207	~~W~~	4,480
Cumulative effect of a change in accounting principle		—		(27)		—

Basic net earnings per share	~~W~~	5,763	~~W~~	4,180	~~W~~	4,480

Diluted EPS
Net income before cumulative effect of a change in accounting principle for purposes of computing diluted net income per share	~~W~~	1,929,853	~~W~~	1,565,668	~~W~~	1,929,612
Cumulative effect of a change in accounting principle, net of taxes		—		(10,184)		—
Dividends on redeemable preferred stock		—		—		(189,031)

Net income attributable to common stock shareholders	~~W~~	1,929,853	~~W~~	1,555,484	~~W~~	1,740,581
Weighted-average number of common stocks outstanding (in thousands)		333,424		372,173		382,731
Diluted effect of redeemable convertible preferred stock (in thousands)		22,360		—		13,753
Diluted effect of stock options (in thousands)		356		—		—

Weighted-average number of common stock outstanding, assuming dilution (in thousands)		356,140		372,173		396,484
Net income per share
Net income before cumulative effect of a change in accounting principle	~~W~~	5,419	~~W~~	4,207	~~W~~	4,390

Cumulative effect of a change in accounting principle		—		(27)		—
Diluted net earnings per share	~~W~~	5,419	~~W~~	4,180	~~W~~	4,390

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

26.	Employee Severance Plans

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

Under limited circumstances, employees can withdraw their accumulated unpaid severance amounts before their termination of employment (interim severance payment). Such withdrawals were included in the amount of plan payments for the years ended December 31, 2006 and 2007. Total interim severance payments made by the Group in 2006 and 2007 were ~~W~~14,817 million and ~~W~~40,425 million, respectively. The Group paid severance benefits of ~~W~~95,234 million and ~~W~~166,863 million and ~~W~~181,691 million for the years ended December 31, 2005, 2006 and 2007, respectively.

The following table sets forth the movements of accrued employee severance plan obligations included in accrued expenses and other liabilities at December 31:

	2006		2007
	(In millions of Korean won)

Balance at beginning of the year	~~W~~	254,718	~~W~~	336,386
Severance benefits		263,348		278,747
Balance from acquisition of subsidiaries (including LG Card)		—		87,279
Plan payments		(181,680)		(222,116)

		336,386		480,296
Less: Balance of payments remaining with National Pension Fund and severance insurance deposit		(92,168)		(196,672)

Balance at end of the year	~~W~~	244,218	~~W~~	283,624

The Group expects to pay the following future benefits to its employees upon their normal retirement age:

	(In millions of
Years Ending	Korean won)

2008	~~W~~	31,214
2009		15,142
2010		12,931
2011		19,302
2012		22,372
2013 ~2017		177,732

	~~W~~	278,693

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

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

27.	Employee Share-based Compensation and Other Benefits

Adoption of SFAS No. 123(R)

On January 1, 2006, the Group adopted SFAS No. 123(R), Share-Based Payment (SFAS No. 123(R)), and Staff Accounting Bulletin No. 107, Share-Based Payment, using the modified prospective application method, which requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions. In connection with the adoption of SFAS No. 123(R), the combined net earning impact was ~~W~~14,047 million pretax in cumulative effect of an accounting change, which recognizes the effect of initially measuring awards that will be settled at their fair values. The Group’s cash-settled share appreciation rights (SARs) are classified as a liability using the fair-value-based method under SAFS No. 123(R).

Employee stock-based compensation plan

The Group has various share-based compensation plans to reward its employees and key executives of the Group.

Share-based compensation expense was ~~W~~45,459 million, ~~W~~60,280 million and ~~W~~104,042 million in 2005, 2006 and 2007, respectively. The per share weighted fair value of the stock options granted to key employees, executives and directors of the Group was ~~W~~11,201 for 2005 and ~~W~~5,797 for 2006 and ~~W~~16,259 for 2007. These fair value amounts was calculated using the Partial Differential Equation (PDE) Solution model. Effective January 1, 2007, the Group changed its valuation model from the Black-Sholes model to the PDE Solution model for a more representative measurement of fair value of performance-based stock options.

The following table illustrates the significant assumptions used to estimate the fair value of share options at the grant date:

	Shinhan Financial Group
	2005	2006	2007

Risk-free interest rate	4.07%	5.02%	4.69%
Expected lives	5.00 years	5.00 years	5.00 years
Expected volatility(*)	42.31%	11.19%	32.12%
Expected dividend rate	2.79%	3.26%	3.06%

(*)	Expected volatility is based on implied volatility derived from historical volatility of the Group’s stock price.

Shinhan Financial Group Plan

Shinhan Financial Group has authorized 70,554,144 shares of options to be granted to purchase its common stock. Shinhan Financial Group granted to its key employees, managements and directors of the Group 1,004,200 options, 1,156,300 options, 1,301,600 options, 2,695,200 options, 3,296,200 options and 1,301,050 options at an exercise price of ~~W~~18,910, ~~W~~11,800, ~~W~~21,595, ~~W~~28,006, ~~W~~38,829 and ~~W~~54,560 per share with vesting period of two years from the grant date in 2002, 2003, 2004, 2005, 2006 and 2007, respectively. Upon vesting, options may be exercised between two to seven years from the grant date. Options granted to management and directors are performance-based and market-based linked to average market price of the Group’s three main domestic competitors’ shares. With regard to options granted on May 22, 2002, May 15, 2003, March 25, 2004, and March 30, 2005, Shinhan Financial Group decided to pay the difference between the exercise price and average market price in cash at the date of exercise. With regard to options granted on March 21, 2006, and March 20, 2007, the Group may issue shares (new shares of common stock or treasury shares) upon settlement or pay in cash the difference between the exercise and average market price at the date of exercise.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Shinhan Bank and Good Morning Shinhan Securities Plan

Shinhan Bank and Good Morning Shinhan Securities granted share options to certain executives with a vesting period of two years from the grant date in 1999, 2000, 2001, 2002, 2003, and 2004. During 2004 and 2005, both companies decided to settle all outstanding stock options for cash based on price calculated in reference to the market price of the common stock of Shinhan Financial Group, multiplied by an exchange ratio.

A summary of the status of the Group’s unvested options as of December 31, 2007, and changes during the twelve months ended December 31, 2007, is presented below:

	Shinhan Financial Group
		Weighted-
		Average
		Grant Date
	Number	Fair Value
	of Options	per Option
		(In won)

Unvested at January 1, 2007	5,479,159	~~W~~	8,145
Granted	1,301,050		16,259
Vested	(2,369,031)		11,201
Forfeited	(455,180)		9,014

Unvested at December 31, 2007	3,955,998	~~W~~	8,884

Total fair value of shares vested during 2005, 2006 and 2007 were ~~W~~24,011 million, ~~W~~28,955 million and ~~W~~63,821 million. As of December 31, 2007, there was ~~W~~14,286 million of total unrecognized compensation cost related to unvested stock awards net of the forfeiture provision. That cost is expected to be recognized over a weighted-average period of 0.5 years.

The following table presents the share option activities during the period indicated:

	Shinhan Financial Group					Shinhan Bank
		Weighted-					Weighted-
		Average					Average
		Exercise		Aggregate			Exercise		Aggregate
	Number	Price		Intrinsic		Number	Price		Intrinsic
	of Options	per Option		Value		of Options	per Option		Value
		(In won)		(In million won)			(In won)		(In million won)

Outstanding at January 1, 2005	3,096,942	~~W~~	17,698			906,890	~~W~~	5,118
Granted	2,695,200		28,006			—		—
Exercised	(363,665)		15,054			(1,750)		11,700
Forfeited	(101,684)		26,360			(19,739)		5,000

Outstanding at December 31, 2005	5,326,793		22,848			885,401		5,106
Granted	3,296,200		38,829			—		—
Exercised	(277,849)		17,647			(216,379)		5,054
Forfeited	(393,884)		33,371			(280,000)		5,000

Outstanding at December 31, 2006	7,951,260	~~W~~	29,133			389,022	~~W~~	5,395
Granted	1,301,050		54,560			—		—
Exercised	(1,036,956)		17,973			(231,499)		5,562
Forfeited	(455,180)		43,165			—		—

Outstanding at December 31, 2007	7,760,174	~~W~~	34,065	~~W~~	151,986	157,523	~~W~~	5,150	~~W~~	330

Exercisable at December 31, 2007	1,435,145	~~W~~	18,138	~~W~~	50,734	157,523	~~W~~	5,150	~~W~~	330

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	Good Morning Shinhan Securities
		Weighted-Average		Aggregate
	Number	Exercise Price		Intrinsic
	of Options	per Option		Value
		(In won)		(In million won)

Outstanding at January 1, 2005	9,838,025	~~W~~	6,743
Granted	—		—
Exercised	—		—
Forfeited	(63,734)		5,000

Outstanding at December 31, 2005	9,774,291		6,754
Granted	—		—
Exercised	(445,777)		5,076
Forfeited	(223,789)		5,000

Outstanding at December 31, 2006	9,104,725	~~W~~	6,879
	—		—
Granted	—		—
Exercised	(3,408,956)		6,751
Forfeited	—		—

Outstanding at December 31, 2007	5,695,769	~~W~~	6,956	~~W~~	14,404

Exercisable at December 31, 2007	5,695,769	~~W~~	6,956	~~W~~	14,404

The total intrinsic value of options exercised during the years ended December 31, 2005, 2006, and 2007 was ~~W~~5,613 million, ~~W~~7,977 million, and ~~W~~50,998 million, respectively, and the amounts have been paid in cash during the year.

Share options outstanding at December 31, 2007 are as follows:

	Shinhan Financial Group
	Options Outstanding				Options Exercisable
		Weighted-
		Average	Weighted-			Weighted-		Weighted-
		Remaining	Average			Average		Remaining
	Number	Contractual	Exercise		Number	Exercise		Contractual
Exercise Price	Outstanding	Life(1)	Price		Exercisable	Price		Life(1)
			(In won)			(In won)		(In won)

~~W~~18,910	292,851	0.39	~~W~~	18,910	292,851	~~W~~	18,910	0.39
11,800	426,255	1.37		11,800	426,255		11,800	1.37
21,595	716,039	1.23		21,595	716,039		21,595	1.23
28,006	2,369,031	4.25		28,006
38,829	2,788,698	5.22		38,829	—		—	—
54,560	1,167,300	6.22		54,560	—		—	—

	7,760,174	4.31	~~W~~	34,065	1,435,145	~~W~~	18,138	1.10

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	Shinhan Bank
	Options Outstanding				Options Exercisable
		Weighted-
		Average	Weighted-			Weighted-		Weighted-
		Remaining	Average			Average		Remaining
	Number	Contractual	Exercise		Number	Exercise		Contractual
Exercise Price	Outstanding	Life(1)	Price		Exercisable	Price		Life(1)
			(In won)			(In won)		(In won)

~~W~~5,260	90,822	0.24	~~W~~	5,260	90,822	~~W~~	5,260	0.24
5,000	66,701	0.57		5,000	66,701		5,000	0.57

	157,523	0.38		5,150	157,523		5,150	0.38

	Good Morning Shinhan Securities
	Options Outstanding				Options Exercisable
		Weighted-
		Average	Weighted-				Weighted-		Weighted-
		Remaining	Average				Average		Remaining
	Number	Contractual	Exercise		Number		Exercise		Contractual
Exercise Price	Outstanding	Life(1)	Price		Exercisable		Price		Life (1)
			(In won)				(In won)		(In won)

~~W~~7,640	2,588,355	1.10	~~W~~	7,640		2,588,355	~~W~~	7,640	1.10
7,085	1,434,510	1.10		7,085		1,434,510		7,085	1.10
5,850	715,000	1.40		5,850		715,000		5,850	1.40
6,040	90,000	2.08		6,040		90,000		6,040	2.08
6,370	450,000	4.40		6,370		450,000		6,370	4.40
5,000	417,904	1.08		5,000		417,904		5,000	1.08

	5,695,769	1.41	~~W~~	6,956	~~W~~	5,695,769	~~W~~	6,956	1.41

Note:

(1)	Contractual life indicates the sum of service (vesting) period and exercisable period.

Employee Stock Ownership Association

In 2002, the Group and Shinhan Bank established an employee stock ownership association (the ESOA) covering most of their employees. The Group makes discretionary cash contributions to the ESOA on a periodic basis as determined by the Group’s Board of Directors. Shinhan Bank makes cash contributions to the ESOA on a periodic basis based on Shinhan Bank’s actual performance relative to pre-specified net income. The Group and Shinhan Bank’s cash contributions are used to purchase shares of the common stock of the Group on the Korean Stock Exchange. All shares acquired by the ESOA are unallocated, and are restricted for a period of four years pursuant to the plan agreements and regulations governing the ESOA. In addition, under the Securities and Exchange Act of Korea, employees participating in the ESOA have a right of first refusal, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered by the Group pursuant to the Securities and Exchange Act of Korea. Furthermore, this right is exercisable only to the extent that the total number of shares so acquired and held by such employees does not exceed 20% of the Group’s total number of shares then outstanding. For the years ended December 31, 2005, 2006 and 2007, the Group recorded in aggregate ~~W~~7,744 million, ~~W~~32,328 million and ~~W~~34,266 million in expenses related to the ESOA contributions, respectively.

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

The following methods and assumptions are used by the Group in estimating fair value disclosures for its financial instruments:

Assets and liabilities for which fair value approximates carrying value:  The carrying values of certain financial assets and liabilities are reported at cost, including cash and cash equivalents, restricted cash, call loans, accrued interest and dividends receivable, customers’ liability on acceptances, accrued interest and dividend payable, security deposits, and acceptances outstanding. The carrying values of these financial assets and liabilities are considered to approximate their fair values due to their short-term nature and negligible losses due to credit risks.

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

The following table sets forth the estimated fair values, and related carrying or notional amounts of the Group’s financial instruments at December 31:

	2006				2007
	Carrying				Carrying
	Amount		Fair Value		Amount		Fair Value
	(In millions of won)

Financial assets:
Financial assets for which carrying value approximates fair value	~~W~~	12,890,321	~~W~~	12,890,321	~~W~~	12,238,681	~~W~~	12,238,681
Interest-bearing deposits in banks		725,191		725,191		1,093,830		1,093,830
Trading assets		4,836,892		4,836,892		10,182,525		10,182,525
Securities		24,520,556		24,630,144		31,072,898		31,014,636
Loans		120,989,101		121,328,781		149,722,605		149,858,106
Non-marketable equity investments included in other assets		1,054,994		2,584,126		1,502,282		3,045,605

Total Financial assets		165,017,055		166,995,455		205,812,821		207,433,383

Financial liabilities:
Financial liabilities for which carrying value approximates fair value		3,476,941		3,476,941		4,341,918		4,341,918
Deposits		95,496,454		96,416,101		106,403,647		105,198,346
Trading liabilities		1,610,840		1,610,840		2,508,643		2,508,643
Short-term borrowings		10,995,026		10,995,026		15,801,426		15,801,426
Secured borrowings		8,102,714		8,111,843		11,451,665		11,464,648
Long-term debt		32,574,138		31,926,214		46,496,307		45,202,299

Total Financial liabilities		152,256,113		152,536,965		187,003,606		184,517,280

The differences between the carrying amounts and the fair values of guarantees, commercial letters of credit, standby letters of credit, and other lending commitments are immaterial to the consolidated financial statements.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

29.	Derivative Instruments and Hedging Activities

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

The Group had applied fair value hedge accounting exclusively to interest rate swap transactions with the hedged items of fixed rate debts that qualified for the short-cut method for hedge relationships commencing prior to December 31, 2005. Since the Group assumed no ineffectiveness for those transactions, no ineffective portion was recognized in the consolidated statements of income for the years presented. However, the Group has not applied hedge accounting for new hedging relationships entered into since January 1, 2006.

The fair values of derivatives not qualifying for hedge accounting are included in trading assets(or trading liabilities) and any changes in fair values are included in net trading profits (losses). The fair values of derivatives qualifying for hedge accounting are included in other assets(or accrued expenses and other liabilities) and the earning impact of these fair value hedges and the changes in fair values attributable to the risk being hedged for the hedged item are included in non-interest income(or non-interest expense).

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

Legal and Tax Contingencies

In the ordinary course of business, the Group is involved in tax and legal proceedings, claims and litigation. As of December 31, 2007, the Group has 254 pending lawsuits as a defendant (total amount: ~~W~~302,956 million). In the opinion of management, based on current knowledge and after consultation with external counsel, the outcome of such matters will not have a material adverse effect on the Group’s consolidated financial statements.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Lease Commitments

At December 31, 2007, the Group is obliged under a number of non-cancelable operating leases for premises and equipment used primarily for banking purposes. Total rent expense for the years ended December 31, 2005, 2006 and 2007 was ~~W~~115,920 million, ~~W~~151,808 million and ~~W~~232,901 million, respectively. Pursuant to the terms of non-cancelable lease agreements pertaining to premises and equipment in effect at December 31, 2007, future minimum rental commitments under various non-cancelable operating leases are as follows:

Years Ending
	(In millions of won)

2008	~~W~~	45,286
2009		28,728
2010		22,224
2011		12,012
2012		4,805
Thereafter		14,056

	~~W~~	127,111

In lieu of rent, certain lease agreements require the Group to advance a non-interest-bearing refundable security deposit to the landlord for the Group’s use during the lease term. The amount of the advance is determined by the prevailing market rate. The Group has recorded rent expense and interest income related to these leases of ~~W~~28,822 million, ~~W~~33,872 million and ~~W~~75,090 million on deposit balances of ~~W~~1,019,030 million, ~~W~~1,053,346 million and ~~W~~1,194,775 million for the years ended December 31, 2005, 2006 and 2007, respectively. Such amounts were calculated based on the fixed interest rate for time deposits with similar maturities.

Credit Commitments and Guarantees

The following table summarizes the contractual amounts relating to unused credit commitments at December 31:

	2006		2007
	(In millions of won)

Commitments to extend credit:
Corporate	~~W~~	55,580,067	~~W~~	65,611,150
Credit card lines		13,938,452		46,078,856
Consumer(1)		6,127,061		6,967,675
Commercial letters of credit		2,963,341		3,517,684

	~~W~~	78,608,921	~~W~~	122,175,365

Note:

(1)	excluding credit card

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

Commercial letters of credit are undertakings by the Group on behalf of customers authorizing third parties to draw drafts on the Group up to a stipulated amount under specific terms and conditions. They are generally short-

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

term and collateralized by the underlying shipments of goods to which they relate and therefore have significantly less risk.

The Group provides a variety of guarantees to its customers to enhance their credit standing and enable them to complete a variety of business transactions. The maximum potential amount of future payments represents the notional amounts that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Certain guarantees issued or modified after December 31, 2002 that are not derivative contracts have been recorded on the Group’s consolidated balance sheet at their fair value at inception. The Group has recorded this amount in other liabilities with an offsetting entry in other assets. As cash is received under such arrangements and applied to other assets, the liability recorded at inception is amortized into income as commissions and fees over the life of the contract. The majority of these guarantees expire without being drawn upon. As a result, total contractual amounts are not representative of the Group’s expected future cash outlay.

The table below summarizes all of the Group’s guarantees under FIN 45 at December 31, 2007:

											Maximum
					Total		Current		Amount of		Potential
					Notional		Carrying		Recourse or		Amount of
	Expire within		Expire after		Amount		Liability		Collateral		Future
	One Year		One Year		Outstanding		Amount(1)		Held		Payments
					(In millions of won)

Financial stand-by letters of credit	~~W~~	187,253	~~W~~	—	~~W~~	187,253	~~W~~	3,066	~~W~~	38,842	~~W~~	187,253
Other financial guarantees		1,046,398		2,317		1,048,715		3,236		116,480		1,048,715
Performance letters of credit and guarantees		8,002,789		14,986		8,017,775		45,743		828,203		8,017,775
Liquidity facilities to SPEs		469,119		2,849,921		3,319,040		13,204		—		3,319,040
Loans sold with recourse		—		225		225		136		354		225
Guarantees on trust accounts		453,531		3,106,849		3,560,380		—		—		3,560,380
Credit derivatives		—		65,674		65,674		1,981		—		65,674

	~~W~~	10,159,090	~~W~~	6,039,972	~~W~~	16,199,062	~~W~~	67,366	~~W~~	983,879	~~W~~	16,199,062

Note:

(1)	Includes allowance for guarantees and acceptances, allowance for unfunded loan commitment and liabilities recorded under FIN. 45.

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

Liquidity facilities to SPEs represent irrevocable commitments to provide contingent liquidity credit lines including commercial paper purchase commitments to SPEs for which the Group serves as the administrator. The SPEs are established by clients to obtain funding from the commercial paper market or the corporate debt market by

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

transferring assets to the SPEs. The Group has commitments to provide liquidity to the SPEs in amounts up to ~~W~~3,319,040 million at December 31, 2007. Although the Group does not sell assets to these SPEs, it would be required to provide funding under the liquidity facilities in the event that the SPEs do not hold enough funds to make scheduled payments on their outstanding senior debt securities. Under the commercial paper purchase commitments, the Group is required to purchase commercial paper issued by the SPEs when enough funding is not available in the commercial paper market. The Group has limited credit exposure to these SPEs because the risk of first loss is borne by the clients or other third parties, or the SPEs are over-collateralized with the assets sold to them.

Loans sold with recourse represent certain nonperforming loans the Group sold to Korea Asset Management Corporation (KAMCO) prior to 1999. These are accounted for as sales and derecognized from the consolidated balance sheets since control over these loans has been surrendered. The sales agreements contain a recourse liability under which KAMCO can obligate the Group to repurchase certain of these related loans if the related debtors fail to perform in accordance with specific restructuring plans. The recourse liability has no expiration date. Outstanding loans for which the Group has a recourse obligation amounted to ~~W~~8,055 million and ~~W~~1,228 million at December 31, 2006 and 2007, respectively. At December 31, 2006 and 2007, the Group has recorded in accrued expenses and other liabilities, ~~W~~1,676 million and ~~W~~136 million, respectively, representing its estimated obligation to repurchase the loans with recourse.

Guarantees on trust accounts represent guarantee on the Guaranteed Principal Money Trusts which require the Group to guarantee the return of the principal amount invested at the termination of a fixed term deposit. The Group manages and administers trust assets in the capacity as a fiduciary on behalf of its customers. Trust assets and liabilities are excluded from the consolidated financial statements of the Group, and are recorded in separate accounts from those of the Group’s business. The guarantees on trusts funds qualify as derivatives under SFAS 133, and are included in trading liabilities at fair value in the Group’s consolidated balance sheets with corresponding changes included in earnings. See Note 32 and 34 for further discussion related to trust accounts.

The Group enters into certain guarantee contracts that meet the characteristics of a derivative under SFAS No. 133. Such derivatives effectively guarantee the return on counterparty’s referenced portfolio of assets. These credit derivatives will expire on various dates up to March 20, 2011 and March 20, 2014 at December 31, 2006 and 2007, have an aggregate notional amount of ~~W~~812,235 million and ~~W~~65,674 million, respectively, which represents the maximum potential amount of future payments on the contracts. At December 31, 2006 and 2007, these derivatives were recorded on the consolidated balance sheet at fair value of ~~W~~250 million and ~~W~~3,431 million, respectively, in trading assets and ~~W~~343 million and ~~W~~5,412 million, respectively, in trading liabilities, respectively.

Pledged Assets

The following table sets forth the primary components of assets pledged as collateral for borrowings and other purposes at December 31:

	2006		2007
	(In millions of won)

Short-term and long-term deposits	~~W~~	55	~~W~~	640
Trading securities		193,688		2,374,484
Available-for-sale securities		3,776,585		7,423,344
Held-to-maturity securities		4,983,153		4,674,240
Loans		2,372,809		7,317,202
Real estate		27,480		31,252
Other assets		4,672		7,485

	~~W~~	11,358,442	~~W~~	21,828,647

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

31.	Concentrations of Geographic and Credit Risks

Geographic Risk

Loans to borrowers based in Korea represented approximately 98% of the Group’s loan portfolio at December 31, 2006 and 2007. Investments in debt and equity securities of Korean entities represented approximately 98% and 97% of the Group’s investment portfolio at December 31, 2006 and 2007, respectively.

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

The Group regularly monitors various segments of its credit risk portfolio to assess potential concentration of risks and to obtain collateral when deemed necessary. Except for securities issued by KDIC, BOK and other governmental entities, no entity was responsible for 10% or more of the Group’s total loans outstanding, trading assets and liabilities, available-for-sale securities, held-to-maturity debt securities or total interest and dividend income at December 31, 2006 and 2007 and for each of the three years ended on December 31, 2007.

The following table presents major products including both on-balance sheet (100% loans) and off-balance sheet (principally commitments to extend credit) exposures at December 31:

	2006						2007
	Credit		On-Balance		Off-Balance		Credit		On-Balance		Off-Balance
	Exposure		Sheet		Sheet		Exposure		Sheet		Sheet
	(In millions of won)

Commercial and industrial	~~W~~	80,162,745	~~W~~	40,062,760	~~W~~	40,099,985	~~W~~	102,010,404	~~W~~	48,485,436	~~W~~	53,524,968
Other commercial		51,116,005		27,319,293		23,796,712		58,488,146		30,311,497		28,176,649
Lease financing		584,641		584,641		—		1,370,092		1,370,092		—
Mortgage and home equity		30,525,917		30,097,346		428,571		31,895,982		31,495,258		400,724
Credit cards		17,862,756		3,924,304		13,938,452		60,759,658		14,680,802		46,078,856
Other consumer		26,156,408		20,457,918		5,698,490		32,041,738		25,474,788		6,566,950

	~~W~~	206,408,472	~~W~~	122,446,262	~~W~~	83,962,210	~~W~~	286,566,020	~~W~~	151,817,873	~~W~~	134,748,147

32.	Related Party Transactions

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

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Loans to Executives, Directors and Affiliated Parties

The following table summarizes the movements in the amount of loans to executive officers, directors, director nominees, their immediate families and companies affiliated with the directors at December 31:

	2006		2007
	(In millions of won)

Loans at beginning of the year	~~W~~	180,697	171,763
New loans		53,473	87,068
Repayments		(62,407)	(149,274)

Loans at end of the year	~~W~~	171,763	109,557

The following table sets forth the outstanding balances at December 31, and the related income and expense for the years ended December 31 for related party transactions:

	2005				2006				2007
			Executives,				Executives,				Executives,
			Directors and				Directors and				Directors and
	Trust		Affiliated		Trust		Affiliated		Trust		Affiliated
	Accounts		Parties		Accounts		Parties		Accounts		Parties
	(In millions of won)

Loans	~~W~~	—	~~W~~	180,697	~~W~~	—	~~W~~	171,763	~~W~~	—	~~W~~	109,557
Accrued expenses and other assets		7,098		—		8,846		—		5,836		—
Short-term borrowings		660,385		—		957,812		—		1,044,059		—
Other liabilities		354		—		602		—		41,479		—
Other interest income		—		—		—		—		—		—
Net trust management fees		73,995		—		70,093		—		62,641		—
Interest expense on short-term borrowings		17,052		—		28,267		—		44,675		—
Interest on loans		—		3,538		—		3,863		—		3,668

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

For management reporting purposes, the Group’s business segment results are reported to management under Korean GAAP. The Group is organized into seven major business segments: retail banking, corporate banking, treasury and international business, other banking services, securities brokerage services, credit card and life insurance. The Group’s reportable segments are based on the nature of the products and services provided, the type or class of customers, and the Group’s management organization, and provide the basis on which the Group reports its primary segment information:

•	Retail banking— Activities within this segment include savings and demand deposits, consumer loans and mortgages of individual customers and sole proprietors with lending limits of ~~W~~1,000 million or less.

•	Corporate banking— Activities within this segment include loans, overdrafts, other credit facilities, deposits in foreign currencies and other foreign currency activities. The corporate banking segment’s assets and liabilities are mainly from transactions with customers including small and medium sized private companies, publicly traded enterprises and sole proprietors with lending limits greater than ~~W~~1 billion.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

•	Treasury and international business — Activities within this segment include Shinhan Bank’s internal asset and liability management, proprietary trading in securities and derivatives, proprietary investment in security portfolios using Shinhan Bank’s capital, and international business.

•	Other banking services — Activities within this segment include Shinhan Bank’s impaired loan management, administration of Shinhan Bank, and trust account management services.

•	Securities brokerage services — Activities within this segment include a full range of brokerage services, investment advice and financial planning to retail customers, and various investment banking services to corporate customers conducted through Good Morning Shinhan Securities.

•	Credit card — Activities within this segment include processing domestic as well as overseas credit and debit card operations conducted through Shinhan Card. The credit card segment’s assets and liabilities are mainly from transactions with individual or corporate cardholders and card merchants.

•	Life insurance — Activities within this segment include Shinhan Life Insurance’s providing life-insurance products and financial consulting services, by various sales distributions such as FC, TM, CM and Bancasurance (bank alliances including Shinhan Bank), which meet the needs of individual and group customers who want health insurance, whole life insurance and pension plan, etc.

Other services of the Group are comprised of activities of the holding company and other subsidiaries such as Jeju Bank and Shinhan Capital, none of which constitutes a separately reportable segment.

Operating revenue and expense and interest income and expense, related to both third party and intersegment transactions, are included in determining the operating earnings of each respective segment. The provision for income tax is comprised of corporate income tax and resident tax surcharges. Income tax expenses are allocated to the respective segment based upon performance.

Transactions between the business segments are reflected on terms established by management.

The Group continuously assesses its assumptions, methodologies and reporting classifications to better reflect the nature and activities of the Group’s business segments. The Group’s business segments for the year ended December 31, 2006 have been changed reflecting the merger between Shinhan Bank and Chohung Bank, spit-merger of Chohung Bank’s credit card business with Shinhan Card, and life insurance being reportable segment in 2006. The corresponding information for 2005 has been restated.

Geographic segment disclosures have been excluded as assets and revenues attributable to external customers in foreign countries are not significant.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth information about reporting segments at and for the years ended December 31:

	2005
	Shinhan Bank
					Treasury &		Other		Securities								Subtotal			US	Inter-
	Retail		Corporate		International		Banking		Brokerage		Credit		Life				Before			GAAP	Segment
	Banking		Banking		Business		Services		Services(1)		Card(2)		Insurance		Other		Elimination			Adjustments	Transactions(3)		Total
	(In millions of won)

Net interest income	~~W~~	2,039,376	~~W~~	872,620	~~W~~	(226,809)	~~W~~	204,052	~~W~~	63,580	~~W~~	953,909	~~W~~	13,813	~~W~~	258,069	~~W~~	4,178,610	~~W~~	(706,977)	~~W~~	2,005	~~W~~	3,473,638
Non-interest income		695,234		510,988		5,351,148		615,273		816,703		102,030		244,939		1,890,659		10,226,974		(6,948,260)		(333,636)		2,945,078

Total revenues		2,734,610		1,383,608		5,124,339		819,325		880,283		1,055,939		258,752		2,148,728		14,405,584		(7,655,237)		(331,631)		6,418,716
Provision(reversal) for credit losses		257,456		123,617		(40,352)		76,509		(3,550)		478,324		582		23,132		915,718		(1,094,656)		(4,550)		(183,488)
Non-interest expense		1,308,457		458,555		5,255,279		847,805		747,699		362,895		249,049		94,727		9,324,466		(5,643,609)		(400,723)		3,280,134
Depreciation and amortization		83,741		5,976		1,500		71,052		15,082		6,551		534		40,335		224,771		152,579		—		377,350

Net income (loss) before tax		1,084,956		795,460		(92,088)		(176,041)		121,052		208,169		8,587		1,990,534		3,940,629		(1,069,551)		73,642		2,944,720
Income tax expense (benefit)		193,567		185,729		(33,602)		(105,182)		33,812		(5,224)		2,540		27,405		299,045		615,563		100,259		1,014,867

Net income (loss)		891,389		609,731		(58,486)		(70,859)		87,240		213,393		6,047		1,963,129		3,641,584		(1,685,114)		(26,617)		1,929,853
US GAAP adjustments		(28,165)		(5,793)		(11,320)		(89,089)		(11,575)		276,554		(5,428)		(1,810,298)		(1,685,114)		—		—		—
Intersegment transactions		(54,583)		(6,341)		(24,479)		(17,345)		6,572		81,678		2,121		(14,240)		(26,617)		—		—		—

Consolidated net income (loss)	~~W~~	808,641	~~W~~	597,597	~~W~~	(94,285)	~~W~~	(177,293)	~~W~~	82,237	~~W~~	571,625	~~W~~	2,740	~~W~~	138,591	~~W~~	1,929,853		—		—	~~W~~	1,929,853

Segments’ total assets	~~W~~	58,950,357	~~W~~	35,556,820	~~W~~	30,689,729	~~W~~	14,898,400	~~W~~	3,882,713	~~W~~	3,688,479	~~W~~	5,129,302	~~W~~	22,152,606	~~W~~	174,948,406	~~W~~	(10,236,361)	~~W~~	(9,632,732)	~~W~~	155,079,313

Notes:

(1)	Securities brokerage business is conducted through Good Morning Shinhan Securities.

(2)	Credit card business is conducted through Shinhan Card and the credit card segment in Shinhan Bank(formally Chohung bank).

(3)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management reporting system.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	2006
	Shinhan Bank
					Treasury &		Other		Securities								Subtotal			US		Inter-
	Retail		Corporate		International		Banking		Brokerage		Credit		Life				Before			GAAP		Segment
	Banking		Banking		Business		Services		Services(1)		Card(2)		Insurance		Other		Elimination			Adjustments		Transactions(3)	Total
	(In millions of won)

Net interest income	~~W~~	2,231,772	~~W~~	842,971	~~W~~	(179,077)	~~W~~	608,577	~~W~~	66,779	~~W~~	717,696	~~W~~	227,637	~~W~~	58,664	~~W~~	4,575,019	~~W~~	(555,515)	~~W~~	(38,706)	~~W~~	3,980,798
Non-interest income		628,249		213,138		6,136,650		1,035,394		1,258,781		1,296		2,134,346		2,436,079		13,843,933		(9,807,178)		(250,102)		3,786,653

Total revenues		2,860,021		1,056,109		5,957,573		1,643,971		1,325,560		718,992		2,361,983		2,494,743		18,418,952		(10,362,693)		(288,808)		7,767,451
Provision(reversal) for credit losses		283,214		135,887		(13,099)		(36,830)		2,578		92,021		2,314		49,291		515,376		(289,273)		(257)		225,846
Non-interest expense(4)		1,323,078		441,850		5,596,254		1,274,417		1,173,243		430,395		2,187,251		418,108		12,844,596		(7,769,608)		(209,480)		4,865,508
Depreciation and amortization		104,468		5,671		3,638		89,217		15,637		12,318		6,619		28,560		266,128		204,679		—		470,807

Net income (loss) before tax		1,149,261		472,701		370,780		317,167		134,102		184,258		165,799		1,998,784		4,792,852		(2,508,491)		(79,071)		2,205,290
Income tax expense (benefit)		323,726		133,151		104,442		89,340		37,912		(47,834)		44,265		29,230		714,232		(66,134)		1,708		649,806

Net income (loss)		825,535		339,550		266,338		227,827		96,190		232,092		121,534		1,969,554		4,078,620		(2,442,357)		(80,779)		1,555,484
US GAAP adjustments		735,044		(624,388)		(549,431)		23,600		4,698		25,761		(25,608)		(2,032,033)		(2,442,357)		—		—		—
Intersegment transactions		(13,536)		(21,975)		(165,196)		(4,516)		9,848		120,492		16,645		(22,541)		(80,779)		—		—		—

Consolidated net income (loss)	~~W~~	1,547,043	~~W~~	(306,813)	~~W~~	(448,289)	~~W~~	246,911	~~W~~	110,736	~~W~~	378,345	~~W~~	112,571	~~W~~	(85,020)	~~W~~	1,555,484		—		—	~~W~~	1,555,484

Segments’ total assets	~~W~~	70,533,863	~~W~~	33,462,110	~~W~~	26,653,700	~~W~~	23,557,387	~~W~~	4,126,940	~~W~~	3,558,415	~~W~~	6,225,865	~~W~~	25,583,922	~~W~~	193,702,202	~~W~~	(9,569,507)	~~W~~	(9,045,257)	~~W~~	175,087,438

Notes:

(1)	Securities brokerage business is conducted through Good Morning Shinhan Securities.

(2)	Credit card business is conducted through Shinhan Card and the credit card segment in Shinhan Bank(formally Chohung Bank).

(3)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management reporting system.

(4)	Includes cumulative effect of change in accounting principle of ~~W~~10,184 million.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	2007
	Shinhan Bank
			Treasury &	Other	Securities				Subtotal	US	Inter-
	Retail	Corporate	International	Banking	Brokerage	Credit	Life		Before	GAAP	Segment
	Banking	Banking	Business	Services	Services(1)	Card(2)	Insurance	Other	Elimination	Adjustments	Transactions(3)	Total
	(In millions of won)

Net interest income	2,325,347	863,141	(305,376)	783,127	137,274	2,804,150	292,659	92,810	6,993,132	(1,505,824)	(316,952)	5,170,356
Non-interest income	970,193	266,674	5,516,567	1,799,998	1,803,377	197,496	2,401,362	3,414,529	16,370,196	(11,191,580)	(440,410)	4,738,206

Total revenues	3,295,540	1,129,815	5,211,191	2,583,125	1,940,651	3,001,646	2,694,021	3,507,339	23,363,328	(12,697,404)	(757,362)	9,908,562
Provision(reversal) for credit losses	223,403	136,542	37,535	32,641	6,960	301,406	1,234	(26,475)	713,246	(696,559)	63,872	80,559
Non-interest expense	1,279,478	463,689	5,867,639	1,061,054	1,666,125	1,539,765	2,501,624	626,413	15,005,787	(8,756,699)	(221,486)	6,027,602
Depreciation and amortization	112,157	4,331	1,404	144,887	14,869	77,981	7,795	29,729	393,153	430,483	(11,291)	812,345

Net income (loss) before tax	1,680,502	525,253	(695,387)	1,344,543	252,697	1,082,494	183,368	2,877,672	7,251,142	(3,674,629)	588,457	2,988,056
Income tax expense (benefit)	473,033	147,850	(195,740)	378,466	75,920	194,420	51,335	(545,223)	580,061	517,298	(38,915)	1,058,444

Net income (loss)	1,207,469	377,403	(499,647)	966,077	176,777	888,074	132,033	3,422,895	6,671,081	(4,191,927)	(549,542)	1,929,612
US GAAP adjustments	114,637	227,325	(1,059,718)	(36,445)	(30,913)	55,501	(138,793)	(3,323,521)	(4,191,927)	—	—	—
Intersegment transactions	(1,671)	(359,599)	5,144	(644)	14,860	(204,560)	50,391	(53,463)	(549,542)	—	—	—

Consolidated net income (loss)	1,320,435	245,129	(1,554,221)	928,988	160,724	739,015	43,631	45,911	1,929,612	—	—	1,929,612

Segments’ total assets	76,218,864	38,958,864	30,535,586	29,392,573	6,685,978	16,880,921	7,410,857	45,991,211	252,074,854	(11,470,798)	(18,982,152)	221,621,904

Notes:

(1)	Securities brokerage business is conducted through Good Morning Shinhan Securities.

(2)	Credit card business is conducted through Shinhan Card.

(3)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management reporting system.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

34.	Trust Accounts

The Group offers a variety of asset management and administrative services under trust arrangements in accordance with the Korean Trust Law and the Korean Trust Business Act. In a trust management capacity, the Group is required to exercise due care in managing and preserving the trust assets. The trust accounts managed by the Group are classified into performance-based trusts and guaranteed trusts in terms of the nature of the trusts, and the guaranteed trusts consist of Guaranteed Principal Money Trusts and Guaranteed Fixed Rate Money Trusts.

The Guaranteed Principal Money Trusts require the Group to guarantee the return of the principal amount invested at the termination of a fixed term deposit. Additionally, the Group guarantees a specified rate of return on the principal amount invested in Guaranteed Fixed Rate Money Trusts. Based on the Group’s analysis of potential risk and reward generated from the guaranteed trusts, the Guaranteed Fixed Rate Money Trusts were consolidated in the Group’s consolidated financial statements in accordance with FIN 46R. See Note 35 for further discussion on the consolidation scope of the trust accounts.

With respect to managing the trust accounts, the Group charges investment management fees on the Guaranteed Principal Money Trusts and other performance based trusts, and receives commission income, including penalty charges for early withdrawal of fixed term deposits.

35.	Securitizations and Variable Interest Entities

The Group primarily securitizes, sells and services corporate loans, credit card receivables, mortgage and student loans. In certain situations, the Group also provides liquidity guarantees to investors in the form of beneficial interests and standby letters of credit as discussed in Note 30.

The Group recognized net gain(loss) of ~~W~~94,411 million, ~~W~~(5,018) million, and ~~W~~8,099 million in 2005, 2006, and 2007, respectively, related to securitizations and sale of loans in which the Group has surrendered control.

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

The following table presents the carrying amounts and classification of consolidated assets that are pledged as collateral for VIE obligations, including VIEs where the Group is the primary beneficiary:

	2006		2007
	(In millions of won)

Loans	~~W~~	1,922,217	~~W~~	6,929,982
Securities		4,715,195		5,238,272
Other assets		470,747		671,654

	~~W~~	7,108,159	~~W~~	12,839,908

Of the ~~W~~7,108,159 million and ~~W~~12,839,908 million of total assets of VIEs consolidated by the Group at December 31, 2006 and 2007, respectively, ~~W~~4,499,357 million and ~~W~~10,952,446 million represent structured transactions where the Group packages and securitizes assets or the Group provides credit enhancement or liquidity guarantees; ~~W~~2,550,573 million and ~~W~~1,873,723 million represent investment trusts that holds investments on

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

behalf of the Group; ~~W~~58,229 million and ~~W~~13,739 million represent the Guaranteed Fixed Rate Money Trusts constructed by the Group.

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

The following table presents the aggregated total assets of significant variable interest entities where the Group holds a significant variable interest, but does not consolidate, and the Group’s maximum exposure to loss as a result of its involvement with these entities at December 31:

	2006				2007
	Total		Maximum		Total		Maximum
	Assets		Exposure		Assets		Exposure
	(In millions of won)

SPEs created for structured financing	~~W~~	26,810,740	~~W~~	8,784,815	~~W~~	21,193,107	~~W~~	5,494,596
Credit enhancement provided to SPEs		12,959,520		4,402,508		39,683,891		13,176,548
Collateralized loan obligation		1,837		—		—		—
Guaranteed Principal Money Trusts & Performance Based Trusts		2,603,772		2,505,600		3,672,727		3,543,665

Total	~~W~~	42,375,869	~~W~~	15,692,923	~~W~~	64,549,725	~~W~~	22,214,809

As most of these liquidity facilities expire without being drawn, the total variable interest in these VIEs is not, in the Group’s view, representative of the Group’s actual future funding requirement.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

36.	Other Comprehensive Income

The following table sets forth the movements of other comprehensive income, net of tax:

		Foreign	Net Unrealized		Accumulated
		Currency	Gain on		Other
		Translation	Available-for-		Comprehensive
		Adjustments	Sale Securities		Income
	(In millions of won)

Balance at January 1, 2005	~~W~~	(12,423)	~~W~~	170,296	~~W~~	157,873
Foreign currency translation adjustment, net of tax
effect of ~~W~~4,561		(12,024)		—		(12,024)
Unrealized net losses on available-for-sale securities, net of tax effect of ~~W~~81,975		—		(220,975)		(220,975)
Reclassifications from other comprehensive income to net income, net of tax effect ~~W~~9,510		—		(25,071)		(25,071)

Balance at December 31, 2005		(24,447)		(75,750)		(100,197)
Foreign currency translation adjustment, net of tax effect of ~~W~~5,050		(13,315)		—		(13,315)
Unrealized net gains on available-for-sale securities, net of tax effect of ~~W~~32,147		—		86,961		86,961
Reclassifications from other comprehensive income to net income, net of tax effect ~~W~~63,510		—		167,434		167,434

Balance at December 31, 2006		(37,762)		178,645		140,883
Cumulative adjustment for accounting change, net of tax effect of ~~W~~104		—		274		274
Foreign currency translation adjustment, net of tax effect of ~~W~~3,018		7,958		—		7,958
Unrealized net gains on available-for-sale securities, net of tax effect of ~~W~~263,852		—		696,471		696,471
Reclassifications from other comprehensive income to net income, net of tax effect ~~W~~31,629		—		(83,386)		(83,386)

Balance at December 31, 2007	~~W~~	(29,804)	~~W~~	792,004	~~W~~	762,200

37.	Shinhan Financial Group Co., Ltd.

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

In certain instances, the Parent Company provided guarantees to other financial institutions that provided funding to its subsidiaries. Guarantees to such other financial institutions are ~~W~~57,000 million and ~~W~~3,500 million at December 31, 2005 and 2006 respectively.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table presents the cash dividends paid to the Parent Company by its subsidiaries and affiliates for the three years ended December 31:

	2005		2006		2007
	(In millions of won)

Cash dividends paid by:
Consolidated subsidiaries	~~W~~	379,210	~~W~~	465,525	~~W~~	489,990
Equity method investees		4,846		5,616		4,915

	~~W~~	384,056	~~W~~	471,141	~~W~~	494,905

The Parent Company’s condensed balance sheets as of December 31, 2006 and 2007, and the related condensed statements of income and cash flows for each of three-year period ended December 31, 2005, 2006 and 2007 are as follows:

CONDENSED BALANCE SHEETS

	2006		2007
	(In millions of Korean won)

Assets
Deposits with banking subsidiary	~~W~~	468,561	~~W~~	131,994
Advances to, and receivables from, subsidiaries:
Banking subsidiaries		—		—
Non-banking subsidiaries		1,185,072		1,415,000
Investment (at equity) in subsidiaries:
Banking subsidiaries		9,857,681		11,799,398
Non-banking subsidiaries		2,294,576		11,654,325
Premises and equipment		1,688		1,545
Other assets		684,864		173,997

Total assets	~~W~~	14,492,442	~~W~~	25,176,259

Liabilities and stockholders’ equity
Short-term debt	~~W~~	120,000	~~W~~	1,255,000
Long-term debt		4,483,724		6,888,270
Accrued expenses and other liabilities		86,372		122,897

Total liabilities	~~W~~	4,690,096	~~W~~	8,266,167

Stockholders’ equity		9,802,346		16,910,092

Total liabilities and stockholders’ equity	~~W~~	14,492,442	~~W~~	25,176,259

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

CONDENSED STATEMENTS OF INCOME

	2005		2006		2007
	(In millions of Korean won)

Income
Dividends from banking subsidiaries	~~W~~	367,210	~~W~~	428,412	~~W~~	301,123
Dividends from non banking subsidiaries		16,846		42,729		193,782
Interest income from banking subsidiaries		7,189		3,977		—
Interest income from non banking subsidiaries		88,622		75,173		63,762
Other income		5,153		19,189		54,408

Total income		485,020		569,480		613,075
Expenses
Interest expense		240,609		239,115		401,342
Salaries and employee benefits		23,163		15,641		33,720
Other expense		14,804		36,154		23,042

Total expenses		278,576		290,910		458,104

Income before income tax expense (benefit) and undistributed net income of subsidiaries		206,444		278,570		154,971
Income tax expense (benefit)		(2,879)		(12,610)		33,235

Income before undistributed net income of subsidiaries		209,323		291,180		121,736
Equity in undistributed net income of subsidiaries:
Banking subsidiaries		1,511,808		925,639		967,433
Non-banking subsidiaries		208,722		338,665		840,443

Net income	~~W~~	1,929,853	~~W~~	1,555,484	~~W~~	1,929,612

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2005		2006		2007
	(In millions of Korean won)

Cash flows from operating activities
Net income	~~W~~	1,929,853	~~W~~	1,555,484	~~W~~	1,929,612
Less : Net income of subsidiaries		(2,104,586)		(1,735,446)		(2,302,781)

Parent Company net loss		(174,733)		(179,962)		(373,169)
Depreciation on premises and equipment		767		857		714
Grant of stock options		7,087		(1,872)		—
Cash dividends from subsidiaries and equity method investees		384,056		471,141		494,905
Interest expense		29,487		28,675		29,088
Unrealized foreign exchange gain		(2,156)		(5,838)		—
Unrealized foreign exchange loss		2,156		5,838		—
Other assets, net (excluding assets for LG Card acquisition)		(34,905)		(6,463)		27,131
Accrued expense and other liabilities, net		(24,613)		(38,498)		35,480

Net cash provided by used in operating activities		187,146		273,878		214,149

Cash flows from investing activities
Repayments from subsidiaries		272,543		293,140		(229,928)
Purchases of subsidiaries		(368,104)		—		(7,215,876)
Disposition of investment in subsidiaries		2,912		—		—
Net change in premises and equipment		—		(87)		(556)
Increase in other assets (relating to LG Card acquisition)		—		(519,318)		(16,190)

Net cash used in investing activities		(92,649)		(226,265)		(7,462,550)

Cash flows from financing activities
Net change in short-term debt		35,188		34,812		1,135,000
Proceeds from issuance of long-term debt		780,000		2,300,000		3,350,000
Repayments of long-term debt		(635,600)		(1,700,131)		(972,362)
Proceed from the issuance of stock		—		—		3,736,238
Net change in treasury stock		62		(29)		(48)
Cash dividends paid		(240,918)		(278,078)		(336,994)

Net cash provided by (used in) financing activities		(61,268)		356,574		6,911,834

Net increase(decrease) in cash and due from banks		33,229		404,187		(336,567)
Cash and due from banks, beginning of the year		31,145		64,374		468,561

Cash and due from banks, end of the year	~~W~~	64,374	~~W~~	468,561	~~W~~	131,994

Cash paid for interest	~~W~~	211,122	~~W~~	210,441	~~W~~	375,573

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

38.	Subsequent Events

Acquisition and Incorporation of Subsidiaries in 2008

On April 18, 2008, the Group incorporated Shinhan Kazakhstan Bank as a wholly owned subsidiary of the Group.

On April 30, 2008, the Group incorporated Shinhan Bank China Limited as a wholly owned subsidiary of the Group.

On May 29, 2008, the Group acquired 55.92% of total outstanding shares of AITAS Co., Ltd.

On June 2, 2008, the Group incorporated Shinhan KTF Mobile Card jointly with KT Freetel, and as a result, the Group owns 50% and 1 share of the corporation.

Dividends Declared

At the general shareholders’ meeting on March 19, 2008, the shareholders approved the payment of cash dividend to shareholders of record as of December 31, 2007. The cash dividend for common stocks and preferred stocks was ~~W~~356,580 million and ~~W~~215,425 million, respectively, for a total distribution of ~~W~~572,005 million.

INDEX OF EXHIBITS

1.1	Articles of Incorporation, amended as of March 19, 2008 (in English)†
2.1	Form of Common Stock Certificate (in English)†*
2.2	Form of Deposit Agreement to be entered into among Shinhan Financial Group, Citibank, N.A., as depositary, and all owners and holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipt*
2.3	Long-term debt instruments of Shinhan Financial Group, Shinhan Bank and other consolidated subsidiaries for which financial statements are required to be filed are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Shinhan Financial Group agrees to furnish the Commission on request a copy of any instrument defining the rights of holders of its long-term debt and that of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.*
4.1	Stock Purchase Agreement by and between Korea Deposit Insurance Corporation and Shinhan Financial Group dated July 9, 2003**
4.2	Investment Agreement by and between Shinhan Financial Group and Korea Deposit Insurance Corporation dated July 9, 2003*
4.3	Agreed Terms, dated June 22, 2004, by and among the President of Korea Deposit Insurance Corporation, CEO of Shinhan Financial Group, CEO of Chohung Bank, Chairman of the National Financial Industry Labor Union of Korea and the Head of the Chohung Bank Chapter of the National Financial Industry Labor Union*
4.4	Merger Agreement between Shinhan Bank and Chohung Bank (in English)†***
4.5	Split-Merger Agreement between Shinhan Card and Chohung Bank (in English)†***
4.6	Form of Share Purchase Agreement, dated January 17, 2006, by and between Shinhan Financial Group and the holders of the redeemable preferred shares and the redeemable convertible shares issued by Shinhan Financial Group as part of the funding for the acquisition of LG Card Co., Ltd. (in English)†
4.7	LG Card Acquisition Agreement, dated 2006, between Korea Development Bank and 13 other financial institutions, on the one hand, and Shinhan Financial Group
8.1	List of all subsidiaries of Shinhan Financial Group
12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act
12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act
13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)
13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

†	A fair and accurate translation from Korean into English.

*	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003.

**	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003. Confidential treatment has been requested for certain portions of the Stock Purchase Agreement.

***	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 30, 2006.

E-1