Form 20-F
period 2008-12-31
SHINHAN FINANCIAL GROUP CO LTD
filed 2009-06-30
CIK 1263043

As filed with the Securities and Exchange Commission on June 30, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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

Sung Hun Ryu, +822 6360 3071, irshy@shinhan.com, +822 6360 3098 (F), 120, 2-Ga, Taepyung-Ro, Jung-Gu Seoul 100-102 Korea
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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:  Yes ☐     No ☑

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes ☐     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

		Page

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY SHINHAN CARD AND AFFILIATED PURCHASERS	229
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS	229
ITEM 16G.	CORPORATE GOVERNANCE	229
ITEM 17.	FINANCIAL STATEMENTS	231
ITEM 18.	FINANCIAL STATEMENTS	231
ITEM 19.	EXHIBITS	231
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS		F-1
INDEX OF EXHIBITS		E-1
EX-1.1
EX-8.1
EX-12.1
EX-12.2
EX-13.1
EX-13.2

ii

EXPLANATORY NOTE

On March 19, 2007, we acquired the controlling equity interest in LG Card, the largest credit card company in Korea. Effective as of September 21, 2007, we completed the acquisition of the remaining LG Card shares, and LG Card became our wholly-owned subsidiary. On October 1, 2007, LG Card assumed all of the assets, liabilities, and contracts of the former Shinhan Card, our then-existing credit card subsidiary, and changed its name to “Shinhan Card.” On the same date, the former Shinhan Card changed its name to “SHC Management Co., Ltd.” Unless otherwise indicated, statistical and financial information relating to Shinhan Card for the year ended December 31, 2007 include the corresponding information of the former Shinhan Card for the period from January 1, 2007 through September 30, 2007 and the corresponding information of LG Card (renamed Shinhan Card on October 1, 2007) for the period from March 1, 2007 through December 31, 2007. See “Item 5. Operating and Financial Review and Prospects — Acquisition of LG Card.”

Former Shinhan Card refers to the entity created on June 4, 2002 as a result of the spin-off of the credit card division of former Shinhan Bank, into which the credit card division of Chohung Bank was split-merged on April 3, 2006. Following the transfer of all of its assets and liabilities to LG Card on October 1, 2007, former Shinhan Card currently survives under the name of SHC Management Co., Ltd. without any significant assets and liabilities. Unless otherwise indicated, statistical and financial information relating to former Shinhan Card for the year ended December 31, 2006 includes the corresponding information of the credit card division of Chohung Bank for the period from April 3, 2006 through December 31, 2006. See “Item 4. Information on the Company — History and Development of Shinhan Financial Group — History and Organization.”

CERTAIN DEFINED TERMS, CONVENTIONS AND CURRENCY OF PRESENTATION

Unless otherwise specified or the context otherwise requires:

•	the terms “we,” “us,” “our,” “Shinhan Financial Group,” “SFG” and the “Group” mean Shinhan Financial Group Co., Ltd. and its consolidated subsidiaries;

•	the terms “Shinhan Financial Group Co., Ltd.”, “our company” and “our holding company” mean Shinhan Financial Group Co., Ltd.;

•	the terms “Shinhan Bank” and “SHB” refer to the surviving entity following the merger of the former Shinhan Bank into Chohung Bank effective April 3, 2006 and such entity’s consolidated subsidiaries;

•	the term “former Shinhan Bank” refers to Shinhan Bank and its consolidated subsidiaries as in existence prior to its merger with Chohung Bank effective April 3, 2006;

•	the terms “Chohung Bank,” “Chohung” and “CHB” refer to Chohung Bank and its consolidated subsidiaries as in existence prior to its merger with former Shinhan Bank effective April 3, 2006;

•	the term “Shinhan Card” refers to LG Card, which, on October 1, 2007, assumed all of the assets and liabilities of former Shinhan Card and was renamed as Shinhan Card, and its consolidated subsidiaries;

•	the term “former Shinhan Card” refers to the entity created on June 4, 2002 as a result of the spin-off of the credit card division of former Shinhan Bank, into which the credit card division of Chohung Bank was split-merged on April 3, 2006, and currently surviving under the name of SHC Management Co., Ltd. after transferring of all of its assets and liabilities to LG Card (renamed as Shinhan Card) on October 1, 2007; and

•	the term “LG Card” refers to LG Card and its consolidated subsidiaries. After acquisition by us of its controlling equity interest, LG Card became our subsidiary on March 19, 2007, and on October 1, 2007, LG Card assumed all of the assets and liabilities of former Shinhan Card and was renamed as Shinhan Card.

All references to “Korea” or the “Republic” contained in this document mean The Republic of Korea. All references to the “government” mean the government of The Republic of Korea. The “Financial Supervisory Service” is the executive body of the Financial Services Commission (“FSC”), renamed as such as of February 29, 2008, from the Financial Supervisory Commission. References to “MOSF” are to the Ministry of Strategy and Finance, renamed as such as of February 29, 2008, from the Ministry of Finance and Economy.

Our fiscal year ends on December 31 of each year. All references to a particular year are to the year ended December 31 of that year.

The currency of the primary economic environment in which we operate is Korean Won.

In this annual report, unless otherwise indicated, all references to “Won” or “~~W~~” are to the currency of The Republic of Korea, and all references to “U.S. Dollars,” “Dollars,” “$” or “US$” are to the currency of the United States of America. Unless otherwise indicated, all translations from Won to Dollars were made at ~~W~~1,262 to US$1.00, which was the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) as of December 31, 2008. The source of these rates is the Federal Reserve Bank of New York until December 31, 2008. Since January 1, 2009, the Federal Reserve Bank of New York discontinued publication of foreign exchange rates. The source of the rates since January 1, 2009 is the H.10 statistical release of the Federal Reserve Board. On June 1, 2009, the Noon Buying Rate was ~~W~~1,234.7 to US$1.00. The Noon Buying Rate has been highly volatile recently and the U.S. Dollar amounts referred to in this report should not be relied upon as an accurate reflection of our results of operations. We expect this volatility to continue in the near future. No representation is made that the Won or U.S. Dollar amounts referred to in this report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

Unless otherwise indicated, the financial information presented in this document has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Any discrepancies in the tables included herein between totals and sums of the amounts listed are due to rounding.

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

SELECTED FINANCIAL DATA

Selected Consolidated Financial and Operating Data under U.S. GAAP

The selected consolidated financial data set forth below for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 have been derived from our consolidated financial statements which have been prepared in accordance with U.S. GAAP. Our consolidated financial statements as of and for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 have been audited by independent registered public accounting firm KPMG Samjong Accounting Corp.

You should read the following data with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included in “Item 18. Financial Statements”. Historical results do not necessarily predict future results.

Consolidated Income Statement Data

	Year Ended December 31,
	2004		2005		2006		2007		2008		2008
	(In billions of Won and millions of US$, except per common share data)

Interest and dividend income	~~W~~	7,712	~~W~~	7,488	~~W~~	8,893	~~W~~	12,149	~~W~~	14,734	$11,675
Interest expense		4,138		4,014		4,912		6,979		8,955	7,095

Net interest income		3,574		3,474		3,981		5,170		5,779	4,580
Provision (reversal) for credit losses		135		(183)		226		81		1,437	1,138
Noninterest income		2,092		2,945		3,786		4,738		4,572	3,622
Noninterest expense		3,451		3,641		5,308		6,745		6,726	5,331
Income tax expense		682		1,015		650		1,057		695	551
Minority interest		153		16		18		95		12	9

Income before extraordinary item and effect of accounting change		1,245		1,930		1,565		1,930		1,481	1,173
Extraordinary gain		28		—		—		—		—	—
Cumulative effect of a change in accounting principle, net of taxes		(23)		—		(10)		—		—	—

Net income	~~W~~	1,250	~~W~~	1,930	~~W~~	1,555	~~W~~	1,930	~~W~~	1,481	$1,173

Net income per common shares (in currency unit):
Net income — basic(1)(3)	~~W~~	4,133	~~W~~	5,763	~~W~~	4,180	~~W~~	4,480	~~W~~	3,155	$2.50
Net income — diluted(2)(3)		3,704		5,419		4,180		4,390		3,110	2.46
Weighted average common shares outstanding-basic (in thousands of common shares)		292,465		333,424		372,173		382,731		396,199
Weighted average common shares outstanding-diluted (in thousands of common shares)		337,479		356,140		372,173		396,484		410,920

Notes:

(1)	Basic earnings per share are calculated by dividing the net income available to holders of our common shares by the weighted average number of common shares issued and outstanding for the relevant period.

(2)	Dilutive earnings per share are calculated in a manner consistent with that of basic earnings per share, while giving effect to the potential dilution that could occur if convertible securities, options or other contracts to issue common shares were converted into or exercised for common shares. We have two categories of potentially dilutive common shares: (i) shares issuable upon the exercise of stock options and (ii) shares issuable upon conversion of the redeemable convertible preferred shares. In 2006, there was no dilutive effect on earnings per share due to a change in accounting policy in 2006 which resulted in the use of the number of the outstanding shares as of the beginning of the year and the election by us to grant cash in lieu of stock upon the exercise of stock options by our employees. We may in the future grant shares in lieu of cash upon the exercise of stock options by our employees, which may impact the dilutive earnings per share in the future.

(3)	We applied the equity method of accounting for the previous ownership interest of 7.15% in LG Card in conformity with APB opinion No. 18. Accordingly, the investment, our results of operation and retained earnings were retroactively adjusted as we acquired control over LG Card in 2007.

Consolidated Balance Sheet Data

	As of December 31,
	2004		2005		2006		2007		2008		2008
	(In billions of Won and millions of US$, except per common share data)

Assets:
Cash and cash equivalents	~~W~~	2,444	~~W~~	2,434	~~W~~	1,691	~~W~~	3,580	~~W~~	1,365	$1,081
Restricted cash		3,301		3,644		6,758		4,745		7,049	5,586
Interest-bearing deposits		220		627		725		1,094		1,627	1,289
Call loans and securities purchased under resale agreements		1,591		1,499		1,243		802		3,066	2,429
Trading assets:
Trading securities and other		4,639		3,573		3,474		8,220		6,724	5,328
Derivatives assets		1,678		934		1,363		1,962		11,977	9,490
Securities:
Available-for-sale securities		18,108		22,480		16,939		22,849		29,746	23,571
Held-to-maturity securities		3,099		2,963		7,581		8,224		8,696	6,891
Loans (net of allowance for loan losses of ~~W~~2,311 billion in 2004, ~~W~~1,512 billion in 2005, ~~W~~1,575 billion in 2006, ~~W~~2,099 billion in 2007 and ~~W~~3,201 billion in 2008)		94,752		104,447		120,989		149,723		167,308	132,574
Customers’ liability on acceptances		2,012		1,879		1,417		1,701		2,433	1,928
Premises and equipment, net		1,848		1,876		2,097		2,455		2,412	1,912
Goodwill and intangible assets		1,660		2,957		2,584		6,160		5,571	4,414
Security deposits		968		1,078		1,108		1,294		1,334	1,057
Other assets		6,889		4,688		7,118		8,813		11,665	9,243

Total assets	~~W~~	143,209	~~W~~	155,079	~~W~~	175,087	~~W~~	221,622	~~W~~	260,973	$206,793

	As of December 31,
	2004		2005		2006		2007		2008		2008
	(In billions of Won and millions of US$, except per common share data)

Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Interest-bearing	~~W~~	79,934	~~W~~	83,278	~~W~~	91,578	~~W~~	103,241	~~W~~	119,762	$94,899
Non-interest-bearing		2,746		3,143		3,918		3,162		2,942	2,331
Trading liabilities		1,758		1,048		1,611		2,509		11,831	9,375
Acceptances outstanding		2,012		1,879		1,417		1,701		2,433	1,928
Short-term borrowings		10,954		11,968		10,995		15,801		23,225	18,403
Secured borrowings		6,308		7,502		8,103		11,452		10,226	8,103
Long-term debt		23,617		26,172		32,574		46,496		49,652	39,344
Future policy benefit		—		4,778		5,683		6,769		7,260	5,753
Accrued expenses and other liabilities		9,631		7,078		9,244		13,369		15,678	12,423

Total liabilities		136,960		146,846		165,123		204,500		243,009	192,559

Minority interest		66		80		162		212		312	247
Redeemable convertible preferred stock		736		368		—		—		—	—
Stockholders’ equity:
Common stock		1,596		1,795		1,908		1,981		1,981	1,570
Redeemable convertible preferred stock		—		—		—		74		74	58
Redeemable preferred stock		—		—		—		145		145	115
Additional paid-in capital		1,658		2,407		2,710		7,147		7,147	5,663
Retained earnings		2,239		3,928		5,205		6,801		7,710	6,109
Accumulated other comprehensive income, net of taxes		158		(100)		141		762		595	472
Less: treasury stock, at cost		(204)		(245)		(162)		—		—	—

Total stockholders’ equity		5,447		7,785		9,802		16,910		17,652	13,987

Total liabilities, minority interest, Redeemable Convertible Preferred Stock and stockholders’ equity	~~W~~	143,209	~~W~~	155,079	~~W~~	175,087	~~W~~	221,622	~~W~~	260,973	$206,793

Dividends

	Year Ended December 31,
	2004(1)		2005(1)		2006(1)		2007(1)		2008(1)
	(In Won and US$, except ratios)

U.S. GAAP:
Cash dividends per share of common stock:
In Korean Won	~~W~~	600	~~W~~	750	~~W~~	800	~~W~~	900	~~W~~	900
In U.S. dollars		$0.50		$0.74		$0.86		$0.96		$0.71
Cash dividends per share of preferred stock
In Korean Won	~~W~~	135.12	~~W~~	365.34	~~W~~	365.34	~~W~~	—	~~W~~	4,928.38
In U.S. dollars		$0.13		$0.36		$0.36		$—		$3.91
Stock dividends per share of common stock		—		—		—		—		—
Korean GAAP:
Cash dividends per share of common stock:
In Korean Won	~~W~~	600	~~W~~	750	~~W~~	800	~~W~~	900	~~W~~	900
In U.S. dollars		$0.50		$0.74		$0.86		$0.96		$0.71
Dividend ratio(2)		12.00%		15.00%		16.00%		18.00%		18.00%
Cash dividends per share of preferred stock:
In Korean Won	~~W~~	857	~~W~~	1,183	~~W~~	1,427	~~W~~	1,389	~~W~~	3,558
In U.S. dollars		$0.83		$1.17		$1.54		$1.48		$2.82
Dividend ratio(3)		17.14%		23.66%		28.54%		27.78%		71.16%
Stock dividends per share of common stock		—		—		—		—		—

Notes:

(1)	Represents dividends declared on the common shares of Shinhan Financial Group.

(2)	Represents dividends declared and paid as a percentage of par value of ~~W~~5,000 per common share of Shinhan Financial Group.

(3)	Represents dividends declared and paid as a percentage of par value of ~~W~~5,000 per preferred share of Shinhan Financial Group.

Selected Statistical Information

Profitability Ratios

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(Percentages)

Net income as a percentage of:
Average total assets(1)	0.86%	1.29%	0.93%	0.91%	0.60%
Average stockholders’ equity(1)(2)	27.35	33.78	17.55	9.73	7.13
Including redeemable convertible preferred shares(3)	23.62	30.64	17.17	9.73	7.13
Dividend payout ratio(4)	18.62	14.41	21.66	18.48	0.00
Net interest spread(5)	2.63	2.64	2.55	2.49	2.38
Net interest margin(6)	2.78	2.70	2.75	2.82	2.74
Efficiency ratio(7)	60.91	56.72	68.34	68.08	64.98
Cost-to-average assets ratio(8)	2.49	2.44	3.18	3.17	2.71
Equity to average asset ratio(9):	3.16	3.83	5.31	9.32	8.37
Including redeemable convertible preferred shares(3)	3.66	4.22	5.43	9.32	8.36

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank and Jeju Bank and (b) quarterly balances for other subsidiaries.

(2)	Does not include the redeemable preferred shares or the redeemable convertible preferred shares, other than the Series 10 redeemable preferred shares and the Series 11 redeemable convertible preferred shares, which were issued in January 2007 partly as funding for the LG Card acquisition. The information for the Series 10 and Series 11 preferred shares are included in the information for 2007. The terms of the Series 10 redeemable preferred shares are different from those of other redeemable preferred shares issued by us, and the terms of the Series 11 redeemable convertible preferred shares are different from those of other redeemable convertible preferred shares issued by us. Unlike the other preferred shares, the Series 10 and Series 11 preferred shares are treated as stockholders’ equity under U.S. GAAP. For a description of the Series 10 and Series 11 preferred shares, see Item 10 “Additional Information — Articles of Incorporation — Description of Capital Stock — Description of Redeemable Preferred Stock — Series 10 Redeemable Preferred Stock” and “— Description of Redeemable Convertible Preferred Stock — Series 11 Redeemable Convertible Preferred Stock.”

(3)	Prior to the issuance of the Series 10 redeemable preferred shares and the Series 11 redeemable convertible preferred shares, we issued several other series of redeemable preferred shares and redeemable convertible preferred shares in August 2003, as part of the funding for the Chohung Bank acquisition. The redeemable preferred shares other than the Series 10 redeemable preferred shares are treated as debt under U.S. GAAP, and their effects on the profitability ratio are not presented in the table. The redeemable convertible preferred shares other than the Series 11 redeemable convertible preferred shares have characteristics of mezzanine securities and are treated as neither debt nor stockholders’ equity under U.S. GAAP, and their effects on the profitability ratio are shown in the table above for comparative purposes. For a description of these preferred shares, see Item 10 “Additional Information — Articles of Incorporation — Description of Capital Stock — Description of Preferred Stock.”

(4)	Represents the ratio of total dividends declared on common stock as a percentage of net income.

(5)	Represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(6)	Represents the ratio of net interest income to average interest-earning assets.

(7)	Represents the ratio of noninterest expense to the sum of net interest income and noninterest income, a measure of efficiency for banks and financial institutions. Efficiency ratio may be reconciled to comparable line-items in our income statements for the periods indicated as follows:

	Year Ended December 31,
	2004		2005		2006		2007		2008
	(In billions of Won, except percentages)

Non-interest expense (A)	~~W~~	3,451	~~W~~	3,641	~~W~~	5,308	~~W~~	6,745	~~W~~	6,726
Divided by
The sum of net interest income and noninterest income (B)		5,666		6,419		7,767		9,908		10,351
Net interest income		3,574		3,474		3,981		5,170		5,779
Noninterest income		2,092		2,945		3,786		4,738		4,572
Efficiency ratio ((A) as a percentage of (B))		60.91%		56.72%		68.34%		68.08%		64.98%

(8)	Represents the ratio of noninterest expense to average total assets.

(9)	Represents the ratio of average stockholders’ equity (not including the redeemable preferred shares or the redeemable convertible preferred shares, other than the Series 10 redeemable preferred shares and the Series 11 redeemable convertible preferred shares) to average total assets.

Asset Quality Ratios

	As of December 31,
	2004		2005		2006		2007		2008
			(In billions of Won, except percentages)

Total loans	~~W~~	97,080	~~W~~	105,848	~~W~~	122,446	~~W~~	151,818	~~W~~	170,541
Total allowance for loan losses		2,311		1,512		1,575		2,099		3,201
Allowance for loan losses as a percentage of total loans		2.38%		1.43%		1.29%		1.38%		1.88%
Total non-performing loans(1)	~~W~~	1,750	~~W~~	1,594	~~W~~	1,253	~~W~~	1,322	~~W~~	1,357
Non-performing loans as a percentage of total loans		1.80%		1.51%		1.02%		0.87%		0.80%
Non-performing loans as a percentage of total assets		1.22%		1.03%		0.72%		0.60%		0.52%
Impaired loans(2)	~~W~~	2,646	~~W~~	2,285	~~W~~	1,375	~~W~~	1,487	~~W~~	2,178
Allowance for impaired loans		885		704		865		909		1,181
Impaired loans as a percentage of total loans		2.73%		2.16%		1.12%		0.98%		1.28%
Allowance for impaired loans as a percentage of impaired loans		33.45%		30.81%		62.91%		61.13%		54.22%

Notes:

(1)	Non-performing loans are defined as loans, whether corporate or consumer, that are past due more than 90 days.

(2)	Impaired loans include loans that are classified as “substandard” or below according to the asset classification guidelines of the Financial Services Commission, loans that are past due more than 90 days and loans that qualify as “troubled debt restructurings” under U.S. GAAP.

Capital Ratios

	As of December 31,
	2004	2005	2006	2007	2008
	(Percentages)

Requisite capital ratio(1)	129.41%	132.81%	139.28%	N/A	N/A
BIS ratio(1)	N/A	N/A	N/A	9.85%	10.19%
Total capital adequacy ratio for Shinhan Bank(2)	11.94	12.23	12.01	12.09	13.43
Tier I capital adequacy ratio	7.45	8.16	7.81	7.64	9.30
Tier II capital adequacy ratio	4.49	4.07	4.20	4.45	4.13
Total capital adequacy ratio for Chohung Bank(2)	9.40	10.94	N/A	N/A	N/A
Tier I capital adequacy ratio	4.99	6.52	N/A	N/A	N/A
Tier II capital adequacy ratio	4.41	4.42	N/A	N/A	N/A
Adjusted equity capital ratio of Shinhan Card(3)	16.48	17.68	17.47	25.31	20.32
Solvency ratio for Shinhan Life Insurance(4)	265.69	232.12	232.60	226.05	209.47

N/A = Not available

Notes:

(1)	We were restructured as a financial holding company on September 1, 2001, and until 2006, under the guidelines issued by the Financial Services Commission applicable to financial holding companies were required to maintain minimum capital as measured by the requisite capital ratio. For 2004, 2005 and 2006, the minimum requisite capital ratio applicable to us as a holding company was 100%. Starting 2007, under the revised guidelines, the minimum requisite capital ratio applicable to us changed to the Bank for International Settlement (“BIS”) ratio of 8%. Requisite capital ratio is computed as the ratio of net aggregate amount of our equity capital to aggregate amounts of requisite capital. This computation is based on our consolidated financial statement in accordance with Korean GAAP. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

(2)	Chohung Bank was merged with former Shinhan Bank in April 2006. Accordingly, the capital adequacy ratio information for 2006 and afterwards is not available for Chohung Bank.

(3)	Represents the ratio of total adjusted shareholders’ equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Services Commission for credit card companies. Under these regulations, a credit card company is required to maintain a minimum adjusted equity capital ratio of 8%. This computation is based on the nonconsolidated financial statements of the credit card company prepared in accordance with Korean GAAP. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

The information as of December 31, 2004 and 2005 includes the information of former Shinhan Card and does not include the information of the credit card division of Chohung Bank. The information as of December 31, 2006 represents the information of former Shinhan Card (including that of the credit card division of Chohung Bank, which was split-merged into former Shinhan Card on April 3, 2006). The information as of December 31, 2007 represents the information for LG Card, renamed as Shinhan Card on October 1, 2007 (including that of the assets and liabilities of former Shinhan Card, which were transferred to LG Card on October 1, 2006). This information as of December 31, 2008 represents the information of Shinhan Card.

For comparison, the adjusted equity capital ratio of LG Card as of December 31, 2004, 2005 and 2006 was — 6.89%, 25.55% and 34.25%, respectively.

(4)	Solvency ratio is the ratio of the solvency margin to the standard amount of solvency margin as defined and computed in accordance with the regulations issued by the Financial Services Commission for life insurance companies. Under these regulations Shinhan Life Insurance is required to maintain a minimum solvency ratio of 100%. Shinhan Life Insurance’s solvency ratio as of the end of its latest fiscal year on March 31, 2009 was

207.74%. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

The Financial Services Commission regulations require that the computation of the capital ratios be based on our consolidated financial statements under Korean GAAP and regulatory guidelines, which vary in certain significant respects from U.S. GAAP. The following table sets forth our capital ratios computed on the basis of our consolidated financial statements under Korean GAAP and the regulatory guidelines of the Financial Services Commission.

	As of December 31,
	2007		2008
	(In millions of Won, except percentages)

Equity capital		15,815,434		18,723,461
Risk-weighted assets		161,849,385		183,741,412
Consolidated equity capital ratio		9.77%		10.19%
Tier 1 capital	~~W~~	8,334,072	~~W~~	9,822,433
Tier 2 capital		8,334,072		9,822,433

Adjustment(1)		(852,710)		(921,405)

Total risk-adjusted capital	~~W~~	15,815,434	~~W~~	18,741,412

Total risk-adjusted assets	~~W~~	161,849,385	~~W~~	183,741,412

Capital adequacy ratio (%)		9.77%		10.19%
Tier 1 capital ratio (%)		5.15%		5.35%
Tier 2 capital ratio (%)		5.15%		5.35%
Adjustment(1) (%)		(0.53)%		(0.51)%

Note:

(1)	Represents the subtraction from the capital line item of capital contributions to Shinhan Life Insurance and SH&C Life Insurance pursuant to the Financial Supervisory Service guidelines.

EXCHANGE RATES

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

	At End of
Year Ended December 31,	Period	Average(1)	High	Low
	(Won per US$1.00)

2004	1,035.1	1,139.3	1,195.1	1,035.1
2005	1,010.0	1,023.2	1,059.8	997.0
2006	930.0	950.1	1,002.9	913.7
2007	935.8	928.0	950.2	903.2
2008	1,262.0	1,105.3	1,507.9	935.2
2009 (through June 19)	1,264.2	1,346.7	1,570.1	1,232.1
January	1,380.0	1,354.4	1,391.5	1,292.3
February	1,532.8	1,439.6	1,532.8	1,368.7
March	1,372.3	1,449.6	1,570.1	1,334.8
April	1,277.0	1,332.1	1,378.3	1,277.0
May	1,249.0	1,254.3	1,277.0	1,232.9
June (through June 19)	1,264.2	1,250.4	1,269.0	1,232.1

Source: Federal Reserve Bank of New York (for the periods ended on or prior to December 31, 2008) and Federal Reserve Board (for the period since January 1, 2009)

Note:

(1)	Represents the average of the Noon Buying Rates on the last day of each month during the relevant period.

We have translated certain amounts in Korean Won, which appear in this document, into dollars for convenience. This does not mean that the Won amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, translations of Won amounts to U.S. dollars are based on the Noon Buying Rate in effect on December 31, 2008, which was ~~W~~1,262.0 to US$1.00. On June 19, 2008, the Noon Buying Rate in effect was ~~W~~1,264.2 to US$1.00.

RISK FACTORS

An investment in the American depositary shares representing our common shares involves a number of risks. You should carefully consider the following information about the risks we face, together with the other information contained in this document, in evaluating us and our business.

Risks Relating to the Current Economic and Market Crisis

The recent difficulties in global financial markets and its contagion effect on the overall economy could adversely affect our asset quality and results of operations.

Since July 2007, significant adverse developments in the U.S. sub-prime mortgage sector have created significant disruption and volatility in financial markets globally. The ensuing contraction of liquidity and credit and deteriorations in asset values has had contagion effects on the overall economy. Starting in the second half of 2008, the world’s largest economies, including the United States, Europe and Japan, are widely considered to be in the midst of significant economic recessions, and export-driven emerging economies such as China and Korea have also suffered substantial weakness in their economies. For example, the Korean economy experienced a contraction in real gross domestic product by 3.4% in the fourth quarter of 2008 compared to the fourth quarter of 2007 and by 4.3% in the first quarter of 2009 compared to the first quarter of 2008. The weakening economies in Korea and globally may create further shocks to the global financial markets, which in turn could cause a further downward spiral in global economic and financial conditions.

In Korea, where most of our assets are located and where we generate most of our income, there are growing signs that due to the recent significant difficulties in global economic and financial conditions, key macro- and microeconomic indicators such as exports, personal expenditure and consumption, unemployment rates, demand for business products and services, debt service burden of households and businesses, the general availability of credit and the asset value of real estate and securities may further deteriorate. Any or a combination of the foregoing factors may result in an increase in non-performing loans and worsen the asset quality of our loans.

Shinhan Bank’s substandard or below credits, as classified according to the Financial Services Commission guidelines, increased to ~~W~~1,531 billion as of December 31, 2008, from ~~W~~981 billion as of December 31, 2007, while the ratio of Shinhan Bank’s substandard or below credits to total credits increased to 1.00% from 0.73% as of the same dates. Shinhan Bank’s delinquent loans, calculated under Korean GAAP, which represent loans whose principals are past due for one day or more, increased to ~~W~~1,172 billion as of December 31, 2008, from ~~W~~790 billion as of December 31, 2007, while its delinquency ratio increased to 0.79% from 0.62% as of the same dates. Such increases were largely due to the deteriorating asset quality of Shinhan Bank’s loans to small- to medium-sized enterprises, calculated under Korean GAAP, which amounted to ~~W~~61,813 billion as of December 31, 2008, compared to ~~W~~53,512 billion as of December 31, 2007. The delinquency ratio for such loans increased to 1.33% from 0.85% as of the same dates. The asset quality of our loans, particularly the loans to the small- to medium-sized enterprises, may further deteriorate, especially if the current economic and financial conditions in global and Korean markets continue to worsen, which would have a material adverse effect on our business, financial condition and results of operation.

The disruptions and volatility in the global and Korean financial markets and economies may also adversely affect our business and results of operation in other ways. Specifically, the availability of credit may become limited, causing some of our counterparties to default. Moreover, negative developments in the global credit markets may cause significant fluctuations in stock markets globally and foreign currency exchange rates, which in turn may affect our results of operation. If credit market conditions continue to deteriorate, our capital funding structure may need to be adjusted, our funding costs may increase, our credit rating may be further downgraded, or our loan and other credit losses may increase, all of which could have a material adverse effect on our business, financial condition and results of operation.

Systemic risk resulting from failures in the financial services industry could adversely affect us.

Within the financial services industry the default of any institution could lead to defaults by other institutions. Concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions because the commercial soundness of many financial institutions may be closely related as a result of their credit, trading, clearing or other relationships. This risk is sometimes referred to as “systemic risk” and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with whom we interact on a daily basis, which could have an adverse effect on our ability to raise new funding, and in turn, our business, financial condition and results of operation. Furthermore, we could be perceived to be facing the same issues as other financial institutions that hold assets with limited market liquidity or with significantly depressed values due to significantly negative views about the financial services sector in general as a result of recent economic and market developments, including the recent failures of major global financial institutions. Such perception of us, even if false, could adversely affect our business, financial condition and results of operation.

Risks Relating to Our Overall Business

Competition in the Korean financial services industry is intense, and may further intensify as a result of recent deregulation.

Competition in the Korean financial services industry is, and is likely to remain, intense. Shinhan Bank competes principally with other major Korean commercial banks and major global banks operating in Korea, as well as government-run banks, specialized banks and regional banks. Our credit card and other subsidiaries also compete in a highly fragmented market. Some of our competitors, particularly the major global financial institutions, have greater experience and resources than we do. As the Korean economy further develops, more competitors may enter the industry. In addition, potential consolidation among our rival institutions may make the competitive landscape more adverse to us.

The Korean financial industry continues to be deregulated, which has lowered the barriers to entry. In February 2009, the Financial Investment Services and Capital Markets Act became effective, which, by removing regulatory barriers between securities brokerage, asset management, derivative financial services and trust services, has enabled financial investment companies (which have replaced the pre-existing securities companies and asset management companies) to engage in a broader sphere of financial activities than the securities companies were previously allowed, as well as offer a wider range of depositary services. Accordingly, the new law enables the creation of large financial institutions that can offer both commercial and investment banking services modeled after the major global financial institutions based in the United States and Europe.

If we are unable to compete effectively in this more competitive and deregulated business environment, our profit margin and market share may erode and our further growth opportunities may become limited, which could adversely affect our business, results of operation and financial condition.

We and our subsidiaries need to maintain our capital ratios above minimum required levels, and the failure to maintain so could result in the suspension of some or all of our operations.

We and our banking subsidiaries in Korea are required to maintain a minimum Tier I capital adequacy ratio of 4.0% and a BIS ratio of 8.0%, each on a consolidated Korean GAAP basis. These ratios measure the respective regulatory capital as a percentage of risk-weighted assets on a consolidated basis and are determined based on guidelines of the Financial Services Commission. As of December 31, 2008, the Tier I capital adequacy ratio and the BIS ratio on a consolidated basis were 5.2% and 10.2%, respectively, for Shinhan Financial Group. As of December 31, 2008, the Tier I capital adequacy ratio and the BIS ratio on a consolidated basis were 9.3% and 13.4%, respectively, for Shinhan Bank. Our credit card subsidiary, Shinhan Card, is required to maintain a consolidated adjusted equity capital ratio of 8.0%, and as of December 31, 2008, such ratio was 20.3%.

We or our subsidiaries may not be able to continue to satisfy the capital adequacy requirements for a number of reasons, including an increase in risky assets and provisioning expenses; substitution costs related to the disposal of problem loans; declines in the value of securities portfolio; adverse changes in foreign currency exchange rates; changes in the capital ratio requirements, the guidelines regarding the computation of capital ratios, or the framework set by the Basel Committee on Banking Supervision upon which the guidelines of the Financial Services Commission are based; or other adverse developments affecting our asset quality or equity capital as discussed in this section or due to other reasons.

If the capital adequacy ratios of us or our subsidiaries fall below the required levels, the Financial Services Commission may impose penalties ranging from a warning to suspension or revocation of our or our subsidiaries’ business licenses. In order to maintain the capital adequacy ratios above the required levels, we or our subsidiaries may be required to raise additional capital through equity financing, but there is no assurance that we or our subsidiaries will be able to do so on commercially favorable terms or at all and, even if successful, any such capital raising may have a dilutive effect on our shareholders with respect to their interest in us or on us with respect to our interest in our subsidiaries.

Liquidity, funding management and credit ratings are critical to our ongoing performance.

Liquidity is essential to our business as a financial intermediary, and we may seek additional funding in the near future to satisfy liquidity needs, meet regulatory requirements, enhance our capital levels or fund the growth of our operations as opportunities arise. A substantial part of the liquidity and funding requirements for our banking subsidiaries is met using short-term customer deposits. While the volume of our customer deposits has generally been stable, there have been times when customer deposits declined substantially due to the popularity of other, higher-yielding investment opportunities, namely stocks and mutual funds, such as during times of bullish stock markets. During such times, our banking subsidiaries were required to obtain alternative funding at higher costs. In addition, following the deregulation of depositary and settlement services as a result of the Financial Investment Services and Capital Markets Act, our banking subsidiaries may experience a decrease in customer deposits due to intensified competition. We and our subsidiaries also raise funds in the capital markets and borrow from other financial institutions, the cost of which depends on the market rates and the general availability of credit and the terms of which may limit our ability to pay dividends, make acquisitions or subject us to other restrictive covenants. In addition, during times of sudden and significant devaluations of Korean Won against the U.S. dollar as was the case recently amid the global liquidity crisis, Korean commercial banks, including our banking subsidiaries, had difficulties from time to time in refinancing or obtaining optimal amounts of foreign currency-denominated funding on terms commercially acceptable to us. While our banking subsidiaries currently are not facing liquidity difficulties in any material respect, if we or our banking subsidiaries are unable to obtain the funding we need on terms commercially acceptable to us for an extended period of time for reasons of Won devaluation or otherwise, we may not be able to ensure our financial viability, meet regulatory requirements, implement our strategies or compete effectively.

Credit ratings affect the cost and other terms upon which we are able to obtain funding. Domestic and international rating agencies regularly evaluate us and our subsidiaries and their ratings of our and our subsidiaries’ long-term debt are based on a number of factors, including our financial strength as well as conditions affecting the financial services industry generally and Korea. In light of the ongoing difficulties in the financial services industry and the financial markets, there can be no assurance that the rating agencies will maintain our current ratings or outlooks. For example, in February 2009, Moody’s Investors Service, Inc. (“Moody’s”) downgraded credit ratings on eight banks in Korea, including Shinhan Bank, as a result of which Shinhan Bank’s foreign currency-denominated long-term unsecured senior debt credit rating was downgraded from A1 to A2, which is the corresponding credit rating currently assigned to the Korean government. Other rating agencies may decide to follow suit or place us or our subsidiaries, including Shinhan Bank, in a lower credit rating category. Additional downgrades in the credit ratings and outlooks of us and our subsidiaries will likely increase the cost of our funding, limit our access to capital markets and other borrowings, require us to post additional collateral in financial transactions, any of which could adversely affect our liquidity, net interest margins and profitability, and in turn, our business, financial condition and results of operation.

Changes in interest rates, foreign exchange rates, bond and equity prices, and other market factors have affected and will continue to affect our business.

The most significant market risks we face are interest rate, foreign exchange and bond and equity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realized between lending and borrowing costs. Changes in currency rates, particularly in the Korean Won-U.S. dollar exchange rates, affect the value of our assets and liabilities denominated in foreign currencies, the reported earnings of our non-Korean subsidiaries and income from foreign exchange dealing. The performance of financial markets may affect bond and equity prices and, therefore, cause changes in the value of our investment and trading portfolios. While we have implemented risk management methods to mitigate and control these and other market risks to which we are exposed, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on our business, financial condition and results of operation.

We may incur losses associated with our counterparty exposures.

We face the risk that counterparties will be unable to honor contractual obligations to us or our subsidiaries. These parties may default on their obligations to us or our subsidiaries due to bankruptcy, lack of liquidity, operational failure or other reasons. This risk may arise, for example, from entering into swaps or other derivative contracts under which counterparties have obligations to make payments to us or our subsidiaries or in executing currency or other trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries. Counterparty risk has increased especially in light of the recent credit crisis and global economic downturn. For example, Good Morning Shinhan Securities, our securities brokerage subsidiary, recorded losses of ~~W~~91 billion in 2008 as a result of the bankruptcy filing by Lehman Brothers. Similar losses in the future may have a material adverse effect on our business, financial condition and results of operation.

Risks Relating to Our Banking Business

We have significant exposure to small- and medium-sized enterprises, and financial difficulties experienced by such enterprises may result in a deterioration of our asset quality.

Our banking activities are conducted primarily through our wholly-owned subsidiary, Shinhan Bank. One of our core banking businesses has historically been and continues to be lending to small- and medium-sized enterprises (as defined in “Item 4. Information on the Company— Business Overview — Our Principal Activities — Corporate Banking Services — Small- and Medium-sized Enterprises Banking”). Our loans to such enterprises increased from ~~W~~47,159 billion as of December 31, 2006, to ~~W~~62,296 billion as of December 31, 2007, and ~~W~~71,212 billion as of December 31, 2008, representing 38.5%, 41.0% and 41.8%, respectively, of its total loan portfolio as of such dates.

Compared to loans to large corporations, which tend to be better capitalized and prone to weather business downturns with greater ease, or loans to individuals and households, which tend to be secured with homes and with respect to which the borrowers are therefore less willing to default, loans to small- and medium-sized enterprises have historically had a relatively higher delinquency ratio. In recent years, loans to such enterprises have been the target of aggressive lending by Korean banks, including Shinhan Bank, as part of their campaigns to increase their respective market shares. As of December 31, 2006, 2007 and 2008, under Korean GAAP, Shinhan Bank’s delinquent loans to small- and medium-sized enterprises were ~~W~~318 billion, ~~W~~453 billion and ~~W~~820 billion, respectively, representing delinquency ratios (net of charge-offs and loan sales) of 0.72%, 0.85%, and 1.33%, respectively. If the current business downturn further deepens in terms of length and severity, the delinquency ratio for our loans to the small- and medium-sized is likely to rise significantly at least in the near future.

Of particular concern is the significant exposure we have to enterprises in the real estate and leasing industry and the construction industry. As of December 31, 2008, our loans to the real estate and leasing industry and the construction industry was ~~W~~12,140 billion and ~~W~~7,374 billion, representing 7.12% and 4.32%, respectively, of its total loan portfolio. The enterprises in the real estate development and construction industries are concentrated in the housing market, which has been particularly affected by declining asset prices as a result of the global credit crisis as well as sustained efforts by the Korean government to stem speculation in the housing market. We also have a significant exposure to construction companies that have built residential units in provinces outside the metropolitan Seoul area, which have experienced a relatively low rate of pre-sales, the proceeds from which the construction companies primarily rely on as a source for their liquidity and cash flow. In addition, we also have significant exposure to the shipbuilding industry, which has also been disproportionately hurt by the recent economic downturn following a particularly robust period, largely due to the rapid slowdown in world trade which has substantially diminished shipbuilding orders.

The delinquency ratio for the small- and medium-sized enterprises in the construction and shipbuilding industries is also likely to increase significantly if a restructuring program for troubled companies in these industries is implemented as currently planned by the government. Specifically, in December 2008, the Korean government announced that it would promote swift restructuring of troubled companies in certain industries that have been disproportionately affected by the ongoing economic difficulties, such as construction and shipbuilding industries. These restructurings will be supervised primarily by the major commercial banks that are creditor financial institutions of such companies, with the Korean government having an oversight role. In February 2009, 12 construction companies and four shipbuilding companies became subject to workout following review by their creditor financial institutions and the Korean government, and Shinhan Bank was one of the creditor financial institutions for 11 construction companies and four shipbuilding companies.

We are taking active steps to curtail delinquency among our small- and medium-sized enterprise customers, including by way of strengthening loan application review processes and closely monitoring borrowers in troubled sectors. Despite such efforts, there is no assurance that the delinquency ratio for our loans to the small- and medium-sized enterprises will not rise in the future. The current adverse economic developments, which may deepen in terms of length and severity, are likely to cause deterioration in the liquidity and cash flow of these enterprises and result in higher delinquency and impairment of loans. Furthermore, adverse structural changes or macroeconomic trends in the Korean economy may further hurt the ability of such enterprises to generate revenues or service debt. A significant rise in the delinquency ratios among these borrowers would have a material adverse effect on our business, financial condition and results of operation.

A decline in the value of the collateral securing our loans or our inability to fully realize the collateral value may adversely affect our credit portfolio.

Most of our home and mortgage loans are secured by borrowers’ homes, other real estate, other securities and guarantees (which are principally provided by the Korean government and other financial institutions), and a substantial portion of our corporate loans are also secured, including by real estate. As of December 31, 2008, under Korean GAAP, the secured portion of Shinhan Bank’s loans amounted to ~~W~~71,955 billion, or 60.06% of its total loans. We cannot assure that the collateral value may not materially decline in the future. Shinhan Bank’s general policy for home and mortgage loans is to lend up to 50% to 70% of the appraised value of collateral (except in “highly speculated” areas designated by the government where we are required to limit our lending to 40% of the appraised value of collateral) and to periodically re-appraise our collateral. However, in light of the current downturn in the real estate market in Korea, the value of the collateral may fall below the outstanding principal balance of the underlying loans. Declines in real estate prices reduce the value of the collateral securing our mortgage and home equity loans, and such reduction in the value of collateral may result in our inability to cover the uncollectible portion of our secured loans. A decline in the value of the real estate or other collateral securing our loans, or our inability to obtain additional collateral in the event of such declines, may result in the deterioration of our asset quality and require us to take additional loan loss provisions. In Korea, foreclosure on collateral generally requires a written petition to a Korean court. Foreclosure procedures in Korea typically take from seven months to one year from initiation to collection depending on the nature of the collateral, and foreclosure applications may be subject to delays and administrative requirements, which may result in a decrease in the recovery value of such collateral. There can be no assurance that we will be able to realize the full value of collateral as a result of, among others, delays in foreclosure proceedings, defects in the perfection of collateral and general declines in collateral value. Our failure to recover the expected value of collateral could expose us to significant losses.

Payment guarantees received in connection with our real estate financing may not provide sufficient coverage.

Primarily through Shinhan Bank, we, alone or together with other financial institutions, provide financing to real estate development projects, which are concentrated in the construction of residential and, to a lesser extent, commercial complexes. Developers in Korea commonly use project financings to acquire land and related project development costs. It is the market practice that general contractors to guarantee the loan raised by a special purpose financing vehicle established by the developers in order to procure the construction orders as the developers tend to be small and highly leveraged. While the general contractors tend to be large and well-established construction companies, given the severe downturn in the real estate market and the construction industry in general, there is no guarantee that even such companies will have sufficient liquidity to back up their payment guarantees if the real estate development projects do not generate sufficient cash flow from pre-sales of the residential or commercial units. This is particularly the case for development projects outside the Seoul metropolitan area, where pre-sales have been disproportionately low. If defaults arise under our loans to real development projects and payment guarantees are not paid in sufficient amounts to cover the amount of our financings, this may have a material adverse effect on our business, financial condition and results of operation.

A significant portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, and future financial difficulties experienced by them may have an adverse impact on us.

Of our 20 largest corporate exposures as of December 31, 2008, seven were companies that are or were members of the main debtor groups identified by the Governor of the Financial Supervisory Service, which are largely comprised of chaebols. As of such date, the total amount of our exposures to the main debtor groups was ~~W~~20,397 billion, or 6.62% of our total exposure. As of that date, our single largest corporate credit exposure was to the Hyundai Heavy Industry group, to which we had outstanding credit exposure of ~~W~~4,612 billion, or 1.36% of our total exposures. See “Item 4. Information on the Company — Description of Assets and Liabilities — Loans — Loan Portfolio — Exposure to the Main Debtor Group.” If the credit quality of our exposures to the main debtor groups declines, we may be required to record additional loan loss provisions in respect of loans and impairment losses in respect of securities, which would adversely affect our financial condition, results of operations and capital adequacy. We cannot assure you that the allowances we have established against these exposures will be sufficient to cover all future losses arising from such exposures, especially in light of the current economic downturn. Specifically, starting in April 2009, the major creditor financial institutions to large corporations with outstanding unsecured debt of ~~W~~50 billion conducted credit review on 433 such corporations under the supervision of the Government as part of a campaign to promote swift restructuring in the Korean corporate sector, and on June 11, 2009, the Financial Supervisory Service reportedly announced that, after the credit review, 22 and 11 of such corporations will become subject to workouts and liquidation, respectively. In addition, the creditor financial institutions also entered into agreements with nine main debtor groups, largely comprised of chaebols, under which such groups will undertake plans to improve their financial conditions, including through sale of subsidiaries. Detailed information regarding the exposure to the foregoing corporations and main debtor groups is not publicly available. The Bank is one of the creditor financial institutions and has exposure to a limited number of such corporations and main debtor groups. With respect to those companies that are in or in the future may enter into workout, restructuring or liquidation processes, the Bank may not be able to make full recoveries against such companies. Bankruptcies or financial difficulties of large corporations, including chaebol groups, may have the adverse ripple effect of triggering delinquencies and impairment of our loans to small- and medium-sized enterprises that supply parts or labor to such corporations. If we experience future losses from our exposures to large corporations, including chaebol groups, it may have a material adverse impact on our business, financial condition and results of operation. See “Item 4. Information on the Company — Description of Assets and Liabilities — Loans — Loan Portfolio — Exposure to Main Debtor Groups.”

Any deterioration in the asset quality of our guarantees and acceptances will likely have a material adverse effect on our financial condition and results of operations.

In the normal course of our banking activities, we make various commitments and incur certain contingent liabilities in the form of guarantees and acceptances. Certain guarantees issued or modified after December 31, 2002 that are not derivative contracts have been recorded on our consolidated balance sheet at their fair value at inception. Other guarantees are recorded as off-balance sheet items in the footnotes to our financial statements and those guarantees that we have confirmed to make payments on become acceptances, which are recorded on the balance sheet. As of December 31, 2008, we had aggregate guarantees and acceptances of ~~W~~18,208 billion, for which we provided allowances for losses of ~~W~~240 billion. Such guarantees and acceptances include refund guarantees provided by us to shipbuilding companies, which involve guaranteeing payment of advance cash payments received by shipbuilders in the event that such shipbuilders are unable to deliver the ships in time or otherwise default under the shipbuilding contracts. Recently, small- to medium-sized shipbuilding companies are facing increasing financial difficulties due to global economic downturn and the slowdown in shipbuilding orders, which increases the risk that they may default on their shipbuilding contracts and we may have to make payments under the refund guarantees. The refund guarantees provided by us to small- and medium-sized shipbuilding companies amounted to approximately ~~W~~1 trillion as of December 31, 2008. If we experience significant asset quality deterioration with respect to our guarantees and acceptances, there is no assurance that our allowances will be sufficient to cover actual losses resulting in respect of these liabilities, or that the losses we incur on guarantees and acceptances will not be larger than the outstanding principal amount of the loans.

Risks Relating to Our Credit Card Business

Future changes in market conditions as well as other factors may lead to reduced revenues and deteriorations in the asset quality of credit card receivables.

As of December 31, 2008, the outstanding balance of our credit card receivables amounted to ~~W~~14,637 billion. Our large exposure to credit card and other consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers in general. Accordingly, the recent rise in unemployment, increase in interest rates and other difficulties affecting the Korean economy are expected to lead Korean consumers to reduce spending (including by way of credit card transactions), which in turn would lead to reduced revenue for our credit card business, as well as to higher default rates on credit card loans, which would result in deterioration in the credit quality of our credit card asset portfolio and increased difficulties in recovering written-off assets from which a significant portion of Shinhan Card’s revenues is derived. Furthermore, a deepening of the global liquidity and economic crisis and the concomitant rise in borrowing rates may also hurt Shinhan Card’s ability to source funding in sufficient quantity and on acceptable commercial terms or at all. A rise in borrowing rates may have the effect of shrinking the pool of investors for asset-backed securitization products of Shinhan Card and raising the borrowing rates for Shinhan Card’s corporate debentures, which comprise the principal sources of funding for Shinhan Card. Any of these developments could have a material adverse effect on our business, financial condition and results of operation.

Growing market saturation in the credit card sector may adversely affect growth prospects and profitability of Shinhan Card.

Over the past several years, substantially all commercial banks and financial institutions in Korea have focused their businesses on, and engaged in aggressive marketing campaigns in, the credit card sector. The growth, market share and profitability of our credit card subsidiary’s operations may decline or become negative as a result of growing market saturation in this sector, intensified interest rate competition, pressure to lower the fee rates and higher marketing expenses, as well as government regulation and social and economic developments in Korea, such as changes in consumer confidence levels, spending patterns or public perception of credit card usage and consumer debt. Shinhan Card’s ability to continue its asset growth in the future will depend on, among others, its success in developing and marketing new products and services, its capacity to generate funding at commercially reasonable rates and in amounts sufficient to support further asset growth, its ability to develop the personnel and system infrastructure necessary to manage its growing and increasingly diversified business operations and its ability to manage increasing delinquencies, but there is no assurance that it will be able to do so at a sufficient level.

Risks Relating to Our Other Businesses

We may incur significant losses from our investments and, to a lesser extent, trading activities due to market fluctuations.

We enter into and maintain large investment positions in the fixed income markets, primarily through our treasury and investment business. We describe these activities in “Item 4. Information on the Company — Business Overview — Our Principal Activities — Treasury and Securities Investment.” We also maintain smaller trading positions, including securities and derivative financial instruments as part of our banking operations. Taking these positions entails making assessments about financial market conditions and trends. The revenues and profits we derive from many of these positions and related transactions are dependent on market prices, which are beyond our control. When we own assets such as debt securities, a decline in market prices, for example as a result of fluctuating market interest rates, can expose us to losses. If market prices move in a way we have not anticipated, we may experience losses. In addition, when markets are volatile and subject to rapid changes in the price directions, the actual market prices may be contrary to our assessments and lead to lower than anticipated revenues or profits, or even result in losses, with respect to the related transactions and positions.

We may generate losses from brokerage and other commission- and fee-based business.

Downturns in stock markets, including the current cycle, are likely to lead to a decline in the volume of transactions that we execute for our customers and, therefore, to a decline in our non-interest revenues. In addition, because the fees that we charge for managing our clients’ portfolios are in many cases based on the size of the assets under management, a market downturn which has the effect of reducing the value of our clients’ portfolios or increasing the amount of withdrawals would reduce the revenues we receive from our securities brokerage, trust account management and other asset management services. Even in the absence of a market downturn, below-market performance by our securities, trust account or asset management companies may result in increased withdrawals and reduced inflows, which would reduce the revenue we receive from these businesses. In addition, protracted market movements resulting in declines of asset prices can reduce liquidity for assets held by us and lead to material losses if we cannot close out or otherwise dispose of deteriorating positions in a timely way or at commercially reasonable prices.

Other Risks Relating to Us

Our ability to continue to pay dividends and service debt will depend on the level of profits and cash flows of our subsidiaries.

We are a financial holding company with minimal operating assets other than the shares of our subsidiaries. Our source of funding and cash flow is dividends from, or disposition of our interests in, our subsidiaries or our cash resources, most of which are currently the result of borrowings. Since our principal assets are the outstanding capital stock of our subsidiaries, our ability to pay dividends on our common and preferred shares and service debt will mainly depend on the dividend payments from our subsidiaries.

Companies in Korea are subject to certain legal and regulatory restrictions with respect to payment of dividends. For example, under the Korean Commercial Code, dividends may only be paid out of distributable income, which is calculated by subtracting the aggregate amount of a company’s paid-in capital and certain mandatory legal reserves from its net assets, in each case as of the end of the prior fiscal year. In addition, financial companies in Korea, including banks, credit card companies, securities companies and life insurers, such as our subsidiaries, must meet minimum capital requirements and capital adequacy ratios applicable to their respective industries before dividends can be paid. For example, under the Banking Act, a bank also is required to credit at least 10% of its net profit to a legal reserve each time it pays dividends on distributable income until such time when this reserve equals the amount of its total paid-in capital, and under the Banking Act, the Specialized Credit Financial Business Act and the regulations promulgated by the Financial Services Commission, if a bank or a credit card company fails to meet its required capital adequacy ratio or is otherwise subject to the management improvement measures imposed by the Financial Services Commission, then the Financial Services Commission may restrict the declaration and payment of dividend by such a bank or credit card company. In addition, if the capital adequacy ratios of us or our subsidiaries fall below the required levels, our ability to pay dividends may be restricted by the Financial Services Commission.

Damage to our reputation could harm our business.

We are one of the largest and most influential financial institutions in Korea by virtue of our financial track records, market share and the size of our operations and customer base. Our reputation is critical in maintaining our relationships with clients, investors, regulators and the general public. Our reputation can be damaged in numerous ways, including, among others, employee misconduct (including embezzlement), litigation, compliance failures, failure to properly address potential conflicts of interest, the activities of customers and counterparties over which we have limited or no control, prolonged or exacting scrutiny from regulatory authorities and customers regarding our trade practices, or uncertainty about our financial soundness and our reliability. If we are unable to prevent or properly address these concerns, we could lose our existing or prospective customers and investors, which could adversely affect our business, financial condition and results of operation.

Our risk management policies and procedures may not be fully effective at all times.

In the course of our operations, we must manage a number of risks, such as credit risks, market risks and operational risks. Although we devote significant resources to developing and improving our risk management policies and procedures and expect to continue to do so in the future, our risk management techniques may not be fully effective at all times in mitigating risk exposures in all market environments or against all types of risk, including risks that are unidentified or unanticipated. For example, in January 2009, we reported to the Financial Supervisory Service that an employee at a regional branch of Shinhan Bank had embezzled approximately ~~W~~22 billion of Shinhan Bank’s funds. We expect to recover approximately ~~W~~5.7 billion of the embezzled fund. To date, we are waiting for the Financial Supervisory Service to issue a request for remedial measures. Management of credit, market and operational risk requires, among others, policies and procedures to record properly and verify a large number of transactions and events, and we cannot assure you that these policies and procedures will prove to be fully effective at all times against all the risks we face.

Legal claims and regulatory risks arise in the conduct of our business.

In the ordinary course of our business, we are subject to regulatory oversight and liability risk. We are also involved in a variety of other claims, disputes, legal proceedings and government investigations in jurisdictions where we are active, including Korea. These types of proceedings expose us to substantial monetary damages and legal defense costs, injunctive relief, criminal and civil penalties and the potential for regulatory restrictions on our businesses. The outcome of these matters cannot be predicted and they could adversely affect our future business.

Recently, we have become a party to individual and collective lawsuits in connection with the sale of foreign currency derivatives products known as “KIKO,” which stands for “knock-in knock-out,” to certain of our customers comprised mostly of small- and medium-sized enterprises. The KIKOs, which are intended to be hedging instruments, operate so that if the value of Korean Won increases to a certain level, then we are required to pay the purchasers a certain amount, and if the value of Korean Won falls below a certain level, then the purchasers of KIKOs are required to pay us a certain amount. As the Korean Won significantly depreciated against the U.S. dollar in the second half of 2008, purchasers of KIKOs were required under the relevant contracts to make large payments to us, and some of such purchasers have filed lawsuits to nullify their obligations. The aggregate amount of such claims as of December 31, 2008, was ~~W~~6 billion, and this amount may become larger as the lawsuits progress. The amount of damages we may be liable for if we lose these lawsuits may increase if the Korean Won further depreciates against the U.S. dollar. While we have won a limited number of preliminary injunction cases at the lower court level, other cases are pending and additional cases may be filed against us. Other commercial banks facing similar claims have lost some of their cases. If we lose, the court may nullify the contracts under which KIKO products were sold and order us to return payment received from the customers. While the final outcome of such litigation is uncertain and we plan to rigorously defend our position, the lawsuits, especially if the courts rule against us, may have a material adverse effect on our business, financial condition and results of operation.

In addition, due to the global economic slowdown and a deteriorating Korean stock market since the second half of 2008, investment funds whose performance are tied to domestic and foreign stock markets have experienced a sharp fall in their rates of return. Consequently, investors in these funds have increasingly brought lawsuits against commercial banks in Korea that have sold such investment fund products based on the allegation that such banks used defective sales practices in selling such funds, such as failing to comply with disclosure requirements or unfairly inducing them to invest in the funds. There have been cases in which the courts required the banks to compensate their customers for inadequate disclosure and unfair inducement. We cannot assure you that, despite due training, all of our employees in charge of such sales have not breached disclosure requirements, engaged in unfair inducement or committed similar acts. As of December 31, 2008, there were five cases filed against Shinhan Bank, which claims amounted to ~~W~~1.0 billion in aggregate. The amount claimed may increase in the course of litigation and there may be other lawsuits that may be brought against us based on similar allegations. While it is difficult to predict the outcome of each lawsuit against Shinhan Bank as it will ultimately depend on the specific facts and circumstances underlying such lawsuit, if the courts rule against us, the lawsuits may have a material adverse effect on our business, financial condition and results of operation.

We may incur significant costs in preparing for and complying with the new IFRS accounting standards, and may not be able to fully comply with such standards within the prescribed timeline.

In March 2007, the Government announced that all companies listed on the Korea Exchange, including us, will be required to comply with International Financial Reporting Standards (“IFRS”) by 2011. IFRS is the financial reporting standard adopted in more than 110 countries and have requirements that are substantially different from those under Korean GAAP or U.S. GAAP. A task force team has been established by us and our subsidiaries to prepare for IFRS compliance. Such preparation, as well as actual compliance with IFRS, may result in significant costs for us and may have a material adverse effect on our results of operations. In addition, we may not be able to comply with the IFRS requirements within the prescribed timeline, and such non-compliance may result in regulatory sanctions as well as harm to our reputation.

We may experience disruptions, delays and other difficulties relating to our information technology systems.

We rely on our information technology systems for our daily operations including billing, effecting online and offline financial transactions and record keeping. We also upgrade from time to time our group-wide customer data sharing and other customer relations management systems. We may experience disruptions, delays or other difficulties relating to our information technology systems, and may not integrate or upgrade our systems as currently planned. Any of these developments may have an adverse effect on our business and adversely impact our customers’ confidence in us.

Risks Relating to Law, Regulation and Government Policy

We are a heavily regulated entity and operate in a legal and regulatory environment that is subject to change, and violations could result in penalties and other regulatory actions.

As a financial services provider, we are subject to a number of regulations designed to maintain the safety and soundness of Korea’s financial system, ensure our compliance with economic and other obligations and limit our risk exposure. These regulations may limit our activities, and changes in these regulations may increase our costs of doing business. Regulatory agencies frequently review regulations relating to our business. We expect the regulatory environment in which we operate to continue to change. Changes to regulations applicable to us and our business or changes in their implementation or interpretation could affect us in unpredictable ways and could adversely affect our business, results of operations and financial conditions.

In addition, a breach of regulations could expose us to potential liabilities and sanctions. For example, If the Financial Services Commission deems our financial condition, including the financial conditions of our operating subsidiaries, to be unsound, or if we or our operating subsidiaries fail to meet the applicable requisite capital ratio or the capital adequacy ratio, as the case may be, set forth under Korean law, the Financial Services Commission may order, among others, at the level of the holding company or that of the relevant subsidiary, capital increases or reductions, stock cancellations or consolidations, transfers of business, sales of assets, closures of branch offices, mergers with other financial institutions, or suspensions of a part or all of our business operations. If any of such measures is imposed on us or on our subsidiaries by the Financial Services Commission as a result of unsound financial condition or failure to comply with minimum capital adequacy requirements or for other reasons, such measures may have a material adverse effect on our business, financial condition and results of operation.

For further details on the principal laws and regulations applicable to us as a holding company and our principal subsidiaries, see “Item 4. Information on the Company — Supervision and Regulation.”

Increased government intervention in the economy and tighter regulation of the financial services industry in Korea as a result of the ongoing global economic downturn could increase our costs and result in lower profits.

In response to the ongoing turbulence in the financial markets and the impact on the real economy, many governments worldwide, including the Korean government, have intervened on a massive scale, including by way of fiscal stimulus, lowered interest rates and direct investment in troubled financial institutions and corporations. The anticipated severity of the current economic crisis may lead the Korean government to take other interventionist measures, as a result of which we may be requested to participate in providing assistance to support distressed companies that are not our subsidiaries. In addition, we may voluntarily enter into arrangements with the government under which we accept greater government intervention in our affairs in exchange for government assistance. For example, in November 2008, Shinhan Bank entered into a memorandum of understanding with the Korean government, under which it may become subject to increased government monitoring of its operations and may be required to make certain adjustments to operations if it were to receive government guarantees for a certain amount of our foreign currency-denominated borrowings. In April 2009, the term during which Shinhan Bank is entitled to government guarantees for its foreign currency-denominated debt was extended until December 2009. While we do not currently anticipate that Shinhan Bank will need such government guarantees, increased government involvement in its operations could adversely affect our business, financial condition and results of operation. In addition, in February 2009, in order to provide additional liquidity and capital support for commercial banks in Korea, the Korean government announced a plan to establish a bank capital improvement fund in the amount of ~~W~~20 trillion. The fund will be funded with loans from government-owned banks as well as outside investors. The commercial banks may draw down from the fund up to a limit specified for each bank, in exchange for subordinated debt, preferred shares and/or hybrid securities to be issued to the fund, which may have the effect of improving the drawing bank’s liquidity and capital adequacy. Shinhan Bank’s drawdown limit is expected to be ~~W~~2 trillion, and on February 26, 2009, Shinhan Bank’s board of directors decided to apply for the credit line with the fund. If Shinhan Bank draws down from the fund, it may become subject to increased government monitoring and certain conditions on the use of proceeds from the drawdown, including increased lending to small- to medium-sized enterprises which generally are facing increasing difficulties due to the economic downturn. This may have a material adverse effect on Shinhan Bank’s and our business, results of operation and financial condition.

The Korean government may encourage targeted lending to and investment in certain sectors in furtherance of policy initiatives, and we may take this factor into account.

The Korean government has encouraged and may in the future encourage lending to or investment in the securities of certain types of borrowers and other financial institutions in furtherance of government initiatives. The Korean government, through its regulatory bodies such as the Financial Services Commission, has in the past announced lending policies to encourage Korean banks and financial institutions to lend to or invest in particular industries or customer segments, and, in certain cases, has provided lower cost funding through loans made by the Bank of Korea for further lending to specific customer segments. Recently, the government emphasis has been to provide assistance to the small- and medium-sized enterprises, which have been disproportionately affected by the recent developments in the Korean and global economy. While all of our loans or securities investments are reviewed in accordance with our credit review policies or internal investment guidelines and regulations, we, on a voluntary basis, may factor the existence of such policies and encouragements into consideration in making loans or securities investments. In addition, while the ultimate decision whether to make loans or securities investments remains with us and is made based on our credit approval procedures and our risk management system independently of government policies, the Korean government may in the future request financial institutions in Korea, including us, to make investments in or provide other forms of financial support to particular sectors of the Korean economy as a matter of policy, which financial institutions, including us, may decide to accept. For example, the Korean government has recently undertaken various initiatives to support small- and medium-sized enterprises through the ongoing economic downturn. As part of such initiatives, Shinhan Bank, like other commercial banks in Korea, has entered into a memorandum of understanding in April 2009 with the Government under which the Bank will make efforts, among others, to provide greater liquidity into the general economy by extending a greater volume of loans to small- to medium-sized enterprises. We may incur costs or losses as a result of providing such financial support.

The level and scope of government oversight of our lending business, particularly regarding home equity and mortgage loans, may change depending on the economic or political climate.

Curtailing excessive speculation in the real estate market has historically been a key policy initiative for the Korean government, and it has in the past adopted several regulatory measures, including in relation to retail banking, to effect such policy. Some of the measures undertaken in the past include requiring financial institutions to impose stricter debt-to-income ratio and loan-to-value ratio requirements for mortgage loans for real property located in areas deemed to have engaged in high speculation, raising property tax on real estate transactions for owners of multiple residential units, adopting a ceiling on the sale price of newly constructed housing units and recommending that commercial banks restrain from making further mortgage and home equity lending, among others.

In light of the deepening slump in the housing market, the Korean government has recently announced or started implementing various policies to support the economy, such as deregulating the real estate sector and lowering tax rates. However, if the housing market shows signs of recovery, the Korean government may from time to time take measures to regulate such market in order to preempt undue speculation, including by way of imposing restrictions on retail lending, including mortgage and home equity lending. Any such measures may be premature and may contribute to substantial future declines in real estate prices in Korea, which will reduce the value of the collateral securing our mortgage and home equity loans. See “— Risks Relating to Our Banking Business — A decline in the value of the collateral securing our loans and our inability to fully realize the collateral value may adversely affect our credit portfolio.” Such measures may also have the effect of limiting the growth and profitability of our retail banking business, especially in the area of mortgage and home equity lending.

Korea’s legislation allowing class action suits related to securities transactions may expose us to additional litigation risk.

The Act on Class Actions regarding Securities allows class action suits to be brought by shareholders of companies listed on the Korea Exchange, including ours, for losses incurred in connection with the purchase and sale of securities and other securities transactions arising from (i) false or inaccurate statements provided in registration statements, prospectuses, business reports and audit reports; (ii) insider trading and (iii) market manipulation. This law permits 50 or more shareholders who collectively hold 0.01% or more of the shares of a company at the time when the cause of such damages occurred to bring a class action suit against, among others, Shinhan Financial Group, its subsidiaries and its and their respective directors and officers. It is uncertain how the courts will apply this law, however, as this law has been enacted only recently and there are few precedents. Litigation can be time-consuming and expensive to resolve, and can divert valuable management time and attention from the operation of a business. We are not aware of any basis for such suit being brought against us, nor, to our knowledge, are there any such suits pending or threatened. Any such litigation brought against us could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Korea

Unfavorable financial and economic conditions in Korea and globally may have a material adverse impact on our asset quality, liquidity and financial performance.

We are incorporated in Korea, where most of our assets are located and most of our income is generated. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our business, results of operation and financial condition are substantially dependent on developments relating to the Korean economy. As Korea’s economy is highly dependent on the health and direction of the global economy, and investor’s reactions to developments in one country can have adverse effects on the securities price of companies in other countries, we are also subject to global economic conditions. Factors that determine economic and business cycles of the Korean or global economy are for the most part beyond our control and inherently uncertain. In addition to discussions of recent developments regarding the global economic and market uncertainties and the risks relating to us as provided elsewhere in this section, factors that could hurt Korea’s economy in the future include, among others:

•	the length and severity of the current global and economic downturn;

•	volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (particularly against U.S. dollar), interest rates and stock markets;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•	adverse developments in the economies of countries to which Korea exports goods and services (such as the United States, China and Japan), or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;

•	the continued emergence of China, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and relocation of the manufacturing base from Korea to China);

•	social and labor unrest or declining consumer confidence or spending resulting from lay-offs, increasing unemployment and lower levels of income;

•	uncertainty and volatility in real estate prices arising, in part, from the Korean government’s policy-driven tax and other regulatory measures;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that together could lead to an increased government budget deficit;

•	political uncertainty or increasing strife among or within political parties in Korea, including as a result of the increasing polarization of the positions of the ruling conservative party and the progressive opposition;

•	a deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy; and

•	any other developments that has a material adverse effect in the global economy, such as an act of war, a terrorist act or a breakout of an epidemic such as SARS, avian flu or swine flu.

Any future deterioration of the Korean economy could have an adverse effect on our business, financial condition and results of operation.

Tensions with North Korea could have an adverse effect on us, the price of our common stock and our American depositary shares.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and long-range missile programs and uncertainty regarding North Korea’s actions and possible responses from the international community. In April 2009, after launching a long-range rocket over the Pacific Ocean which led to protests from the international community, North Korea announced that it would permanently withdraw from the six-party talks that began in 2003 to discuss Pyongyang’s path to denuclearization. On May 25, 2009, North Korea conducted its second nuclear testing by launching several short-ranged missiles. In response to such actions, the Republic decided to join the Proliferation Security Initiative, an international campaign aimed at stopping the trafficking of weapons of mass destruction, over Pyongyang’s harsh rebuke and threat of war. After the United Nations Security Council passed a resolution on June 12, 2009, to condemn North Korea’s second nuclear test and impose tougher sanctions such as a mandatory ban on arms exports, North Korea announced that it would produce nuclear weapons and take “resolute military actions” against the international community.

There recently has been increased uncertainty about the future of North Korea’s political leadership and its implications for the economic and political stability of the region. In June 2009, American and South Korean officials announced that Kim Jong-il, the North Korean ruler who reportedly suffered a stroke in August 2008, designated his third son, who is reportedly to be in his twenties, to become his successor. The succession plan, however, remains uncertain. In addition, North Korea’s economy faces severe challenges.

There can be no assurance that the level of tension and instability in the Korean peninsula will not escalate in the future, or that the political regime in North Korea may not suddenly collapse. Any further increase in tension or uncertainty relating to the military or economic stability in the Korean peninsula, including a breakdown of diplomatic negotiations over the North Korean nuclear program, occurrence of military hostilities or heightened concerns about the stability of North Korea’s political leadership, could have a material adverse effect on our business, financial condition and results of operation and could lead to a decline in the market value of our common shares and our American depositary shares.

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

•	a registration statement filed by us under the U.S. Securities Act of 1933, as amended, is in effect with respect to those shares; or

•	the offering and sale of those shares is exempt from or is not subject to the registration requirements of the U.S. Securities Act.

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

Under Korean tax law, a securities transaction tax (including an agriculture and fishery special surtax) is imposed on transfers of shares listed on the Korea Exchange, including our common shares, at the rate of 0.3% of the sales price if traded on the Korea Exchange. According to a tax ruling issued by Korean tax authorities, securities transaction tax could be imposed on the transfer of American depositary shares unless American depositary share. In May 2007, the Seoul Administrative Court held that depositary receipts do not constitute share certificates subject to the securities transaction tax. The case was upheld by the Seoul High Court, and the Supreme Court in 2008 dismissed the tax authorities’ appeal against the Seoul High Court decision, rendering the Seoul High Court’s decision final. However, having dismissed the tax authorities’ appeal without ruling on the substantive law, it is unclear how much precedential value the Supreme Court’s ruling will have on this subject. Even if depositary receipts, including the ADSs, constitute share certificates subject to securities transaction tax under the Securities Transaction Tax Law, capital gains from a transfer of depositary receipts listed on the New York Stock Exchange, the NASDAQ National Market or other qualified foreign exchanges are exempt from the securities transaction tax. See Item 10. “Additional Information — Taxation — Korean Taxation.”

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

Companies in Korea, including us, are subject to corporate governance standards applicable to Korean public companies which differ in many respects from standards applicable in other countries, including the United States. As a reporting company registered with the Securities and Exchange Commission and listed on the New York Stock Exchange, we are, and in the future will be, subject to certain corporate governance standards as mandated by the Sarbanes-Oxley Act of 2002. However, foreign private issuers, including us, are exempt from certain corporate governance requirements under the Sarbanes-Oxley Act or under the rules of the New York Stock Exchange. For significant differences, see “Item 16G. Corporate Governance.” There may also be less publicly available information about Korean companies, such as us, than is regularly made available by public or non-public companies in other countries. Such differences in corporate governance standards and less public information could result in less than satisfactory corporate governance practices or disclosure to investors in certain countries.

You may not be able to enforce a judgment of a foreign court against us.

We are a corporation with limited liability organized under the laws of Korea. Substantially all of our directors and officers and other persons named in this document reside in Korea, and all or a significant portion of the assets of our directors and officers and other persons named in this document and substantially all of our assets are located in Korea. As a result, it may not be possible for holders of the American depository shares to effect service of process within the United States, or to enforce against them or us in the United States judgments obtained in United States courts based on the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the United States federal securities laws.

We may become a passive foreign investment company (“PFIC”), which could result in adverse U.S. tax consequences to U.S. investors.

Based upon the past and projected composition of our income and valuation of our assets, we do not believe that we were a passive foreign investment company for 2008, and we do not expect to be a PFIC in 2009 or to become one in the foreseeable future, although there can be no assurance in this regard. If, however, we become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we become a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. Our PFIC status is determined on an annual basis and depends on the composition of our income and assets. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which generally includes cash) is at least 50%. Special rules treat certain income earned by a non-U.S. corporation engaged in the active conduct of a banking business as non-passive income. We cannot assure you that we will not be a PFIC for 2009 or any future taxable year.

ITEM 4.	INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF SHINHAN FINANCIAL GROUP

Introduction

Incorporated on September 1, 2001, Shinhan Financial Group is the first private financial holding company to be established in Korea. Since inception, we have developed and introduced a wide range of financial products and services in Korea and aimed to deliver comprehensive financial solutions to clients through a convenient one-portal network. According to reports by the Financial Supervisory Service, we are one of the three largest financial services providers in Korea as measured by total assets as of December 31, 2008 and operate the third largest banking business (as measured by total assets as of December 31, 2008) and the largest credit card business (as measured by the total credit purchase volume as of December 31, 2008) in Korea.

We have experienced substantial growth through several mergers and acquisitions. Most notably, our acquisition of Chohung Bank in 2003 has enabled us to have one of the three largest banking operations in Korea and enhanced our banking client base by adding Chohung Bank’s large corporate clients to our traditional client base of small- and medium-sized enterprises. In addition, our acquisition in March 2007 of LG Card, the then and now largest credit card company in Korea, has significantly expanded our non-banking business capacity and helped us to achieve a balanced business portfolio.

We currently have 11 direct subsidiaries and 17 indirect subsidiaries offering a wide range of financial products and services, including commercial banking, corporate banking, private banking, credit card, asset management, brokerage and insurance services. We believe that such breadth of services will help us to meet the diversified needs of our present and potential clients. We currently serve approximately 14.8 million active customers, which we believe is the largest customer base through approximately 17,200 employees at approximately 1,470 network branches group-wide. While substantially all of our revenues have been historically derived from Korea, we aim to serve the needs of our clients through a global network of our 47 offices in the United States, Canada, the United Kingdom, Japan, the People’s Republic of China, Germany, India, Hong Kong, Vietnam, Cambodia, Kazakhstan and Singapore.

Recent Developments

Rights Offering

On February 2, 2009, our board of directors decided to issue 78,000,000 new common shares, or approximately 19.7% of our then outstanding common shares, to our existing shareholders (which, in the case of shareholders in the United States, were limited to qualified institutional buyers, as defined in Rule 144A under the Securities Act) by way of an underwritten rights offering. The primary rationale for our board’s decision to approve the rights offering was to enhance our capital position to prepare for potential contingencies that might result from the current economic environment, notwithstanding that we and our subsidiaries had fully satisfied (as also is the case now) the capital adequacy rations required under applicable laws and regulations and were not (as also is the case now) facing any significant liquidity constraints or financial distress.

On March 13, 2009, the subscription price for the common shares to be newly issued in connection with the rights offering was finally determined as ~~W~~16,800 per share. The subscription price was determined based on a pricing formula prescribed by the rules of the Financial Services Commission, which effectively set the subscription price as the lowest among the closing prices on two reference dates and the arithmetic averages of volume-weighted average closing prices for periods ranging from one week to one month prior to such reference dates, multiplied by a pre-determined discount rate, which we fixed at 25%. On March 19, 2009, the offering was completed with substantially all of the rights shares subscribed by our existing shareholders. On March 24, 2009, settlement was made, on March 30, 2009, the newly issued common shares were listed on the Korea Exchange.

The aggregate proceeds from the rights offering was approximately ~~W~~1,310,400,000,000 (prior to adjustments for underwriting commissions and other offering expenses). The rights offering resulted in a capital increase of approximately 16.4%. We plan to use the proceeds from the rights offering for supporting our existing business operations and other general corporate purposes.

Our Strategy

Prior to the onset of the current turmoil in the financial services industry and macro-economy in Korea as well as globally, our primary strategic focus has been on enhancing our market position in the Korean financial industry, achieving the economy of scale in each major business segment, diversifying our business lines and seamlessly integrating our different business units. To this end, the acquisition of Chohung Bank in 2003 helped us to magnify the scale of our banking operations, while the acquisition of LG Card in 2007 added a sizable non-banking business.

We believe that the level of uncertainty and volatility presented by the ongoing market and economic conditions presents a unique set of challenges and opportunities that require us to realign our strategic priorities in order to ensure that we position ourselves to best weather the current market crisis as well as to capture the opportunities that emerge from it. Accordingly, we plan to take a more “back to basics” approach in protecting and strengthening the fundamentals of, and synergy among, our core business lines, which will serve as the platform for pursing sustainable growth group-wide and further solidifying our competitive leadership, notwithstanding the difficult prospects in the global and domestic market and economic conditions.

More specifically, our “back to basics” approach in light of the current crisis will focus on the following fundamentals of our core businesses:

•	Further strengthen risk management. We plan to make our group-wide risk management system more comprehensive and pre-emptive in detecting and assessing any known and potential risks through early alerts and multiple contingency management plans. We will also seek to improve our overall asset quality and minimize any reputational risk by reassessing the risk profile of our core businesses and realigning their respective asset portfolios by unburdening a substantial portion of the high-risk assets.

•	Strengthen the profit structure. In order to improve our profitability, we plan, among others, to adopt greater differentiation in risk-profiling our products to price them more accurately, aggressively restructure low-profit and overlapping product lines and loss-leaders in our credit card business, conservatively diversify our revenue streams by taking advantage of market openings allowed by regulatory changes, deepen our banking customer relationships by capturing a greater market share of auto payroll deposit accounts and further expand cross-selling opportunities across our business units.

•	Improve cost efficiency. To improve our cost efficiency, we plan to focus on improving the productivity and efficiency of our banking and credit card distribution networks, eliminating overlap in back office functionalities, placing greater reliance on group-wide database and networks for information sharing, and making our work processes more efficient by implementing the six-sigma programs.

•	Capture maximum synergy. We plan to continue to build out groupwide informational networks and shared databases in order to maximize opportunities for target marketing, up-selling and cross-selling as well as deepening customer loyalty and relationship at the group level.

We plan to use our strong business fundamentals as described above to become a world-class financial group that ranks among the leaders of the financial industry in Asia and globally. We aim to achieve such objective by implementing the following strategies:

Gain a differentiated competitive edge for each core business line.  In recognition of the different set of challenges facing each of our core business lines, we intend to focus on the following objectives and initiatives:

•	in commercial banking, our primary objective is to leverage our extensive banking network to serve as our main distribution channel. Accordingly, we plan to emphasize cross-selling non-banking products at our banking network, as well as offering total financial service packages. We also intend to fully leverage the scale of our banking operation to enhance brand recognition and offer customer-tailored products and services and thereby upgrade as well as expand our customer base. We also seek to establish a leading market position in promising new businesses by enhancing our investment banking, private banking and other fee-

based businesses, making significant inroads into the retirement pension market and offering differentiated wealth management strategies and portfolios.

•	in credit card business, our primary objective is to solidify our market position as the largest credit card service provider in Korea. To that end, we seek to continue to focus on product innovations, refining individualized marketing strategy and maximizing opportunities for further synergy effects, including through improving our groupwide customer relations management (“CRM”) systems.

•	in securities and asset management business, our primary objective is to establish a solid platform for providing leading brokerage, financial advisory and asset management services in Korea in light of the recent deregulations for the securities and asset management businesses in Korea. We aim to selectively develop competitive business models, capture promising business opportunities, including wealth management and investment advisory services. We have recently merged our investment advisory affiliates to promote economy of scale and solidify our brand recognition in this market.

•	in insurance business, our primary objective is to enhance our market position as one of the leading insurers in Korea. To that end, we aim to maximize the use of our groupwide distribution channels, particularly in banking and credit card businesses, in order to foster direct interaction with customers. We also aim to train specialists and offer differentiated products targeting the fast-growing senior citizenry in Korea.

Maximize synergy generation to present a seamless one-portal financial services platform.  We believe that enhancing a one-portal channel for our active customers group wide is a critical element to our growth as an integrated financial services provider. To this end and in order to leverage the potential synergy among our various business lines, we plan to enhance our groupwide integrated customer relationship management system, which would facilitate the sharing of customer data and product distribution channels among our member companies and further strengthen our groupwide product recommendation systems for cross-selling and up-selling. Other plans include enhancing and upgrading our existing resources available groupwide, such as our call centers and telemarketing networks, public relations teams and internet banking systems.

History and Organization

On September 1, 2001, we were formed as a financial holding company under the Financial Holding Companies Act, as a result of acquiring all of the issued shares of the following four entities from their former shareholders in exchange for shares of our common stock: (i) Shinhan Bank, a nationwide commercial bank listed on the Korea Stock Exchange, (ii) Shinhan Securities Co., Ltd., a securities brokerage company listed on the Korea Stock Exchange, (iii) Shinhan Capital Co., Ltd., a leasing company listed on the Korea Exchange Korean Securities Dealers Automated Quotations (‘‘KRX KOSDAQ”), and (iv) Shinhan Investment Trust Management Co., Ltd., a privately held investment trust management company. On September 10, 2001, the common stock of our holding company was listed on what is currently the KRX KOSPI Market.

Since our inception, we have expanded our operations, in large part, through strategic acquisitions or formation of joint ventures. Our key acquisitions and joint venture formations are described as below:

Date of Acquisition	Entity	Principal Activities	Method of Establishment

April 2002	Jeju Bank	Regional banking	Acquisition from Korea Deposit Insurance Corporation
July 2002	Good Morning Shinhan Securities Co., Ltd.	Securities and investment	Acquisition from the SsangYong Group
August 2002	Shinhan BNP Paribas Investment Trust Management Co., Ltd.(1)	Investment advisory	50:50 joint venture with BNP Paribas
August 2003	Chohung Bank(2)	Commercial banking	Acquisition from creditors
December 2005	Shinhan Life Insurance	Life insurance services	Acquisition from shareholders
March 2007	LG Card(3)	Credit card services	Acquisition from creditors

Notes:

(1)	In August 2002, we signed a joint venture agreement with BNP Paribas Asset Management, the asset management arm of BNP Paribas, in respect of Shinhan Investment Trust Management. In October 2002, we sold to BNP Paribas Asset Management 3,999,999 shares of Shinhan Investment Trust Management, representing 50% less one share, which was subsequently renamed as Shinhan BNP Paribas Investment Trust Management Co., Ltd. (“Shinhan BNP Paribas Investment Trust Management”). In January 2009, SH Asset Management Co., Ltd. (“SH Asset Management”) and Shinhan BNP Paribas Investment Trust Management merged to form Shinhan BNP Paribas Asset Management Co., Ltd. (“Shinhan BNP Paribas Asset Management”).

(2)	In August 2003, we acquired 80.04% of common shares of Chohung Bank, a nationwide commercial bank in Korea. We subsequently acquired the remaining interest in Chohung Bank through a series of transactions and delisted Chohung Bank from the Korea Exchange in July 2004. We merged former Shinhan Bank and Chohung Bank in April 2006, with Chohung Bank becoming the legal surviving entity. The newly merged bank then changed its name to “Shinhan Bank.”

(3)	In June 2002, the credit card division of Shinhan Bank was split off and established as our wholly-owned subsidiary, Shinhan Card Co., Ltd. In April 2006, concurrently with the merger of former Shinhan Bank and Chohung Bank, we also split off Chohung Bank’s credit card business and merged it into the former Shinhan Card. In March 2007, we acquired from the creditor committee and other shareholders of LG Card the controlling equity interest in LG Card following a public tender offer. After our further acquisition of shares in July 2007 following a second public tender offer and a share swap with our shares in September 2007, LG Card became our wholly-owned subsidiary. On October 1, 2007, LG Card assumed all of the assets and liabilities of former Shinhan Card, and changed its name to Shinhan Card. On the same date, former Shinhan Card changed its name to SHC Management Co., Ltd. and currently survives under that name with no significant assets and liabilities.

We list below some of the recent developments relating to our organizational structure.

•	On May 29, 2008, Shinhan Bank acquired a 56.63% equity interest in AITAS Co., Ltd. For ~~W~~36 billion. This entity provides administration services to mutual funds and other trust investment companies. Other commercial banks and employees of AITAS own the remaining equity. Shinhan Bank currently owns 89.58% equity interest in AITAS.

•	On June 2, 2008, Shinhan Card established Shinhan KTF Mobile Card Co., Ltd. As a joint venture with KTF, a mobile telephone company in Korea, to promote joint marketing between its credit card operations and KTF’s mobile telephone services. The joint venture’s capital stock as of December 31, 2007 was ~~W~~2 billion, of which Shinhan Card owned 50%.

•	In August 2008, Shinhan Private Equity Inc., our wholly-owned subsidiary engaged primarily in private equity investments, established Shinhan Private Equity Fund II with a capital contribution of ~~W~~4.6 billion, to which Shinhan Private Equity serves as a general manager. Shinhan Private Equity Fund II currently has capital commitments of approximately ~~W~~460 billion (including ~~W~~10 billion committed by Shinhan Private Equity) and aims to specialize in buyout businesses and other portfolio investments.

•	In January 2009, Shinhan BNP Paribas Investment Trust Management Co., Ltd. and SH Asset Management, two of our asset management subsidiaries, were merged, with Shinhan BNP Paribas Investment Trust Management Co., Ltd. being the surviving legal entity and renamed as Shinhan BNP Paribas Asset Management Co., Ltd. Shinhan BNP Paribas Investment Trust Management was a 50:50 joint venture with BNP Paribas S.A., and SH Asset Management was our wholly-owned subsidiary. Following the merger, we and BNP own 65% and 35% equity interest in Shinhan BNP Paribas Asset Management, respectively.

•	In June 2009, we sold 3,290,002 common shares, or approximately 35%, of SH&C Life Insurance Co., Ltd., a 50:50 joint venture with BNP Paribas Assurance (formerly known as Cardif S.A.), to BNP Paribas Assurance for ~~W~~23 billion. Following this transaction, BNP Paribas Assurance owns approximately 85% equity interest in SH&C Life Insurance Co., Ltd. In consideration of our extensive business partnership with BNP Paribas and Shinhan Bank’s role in selling the bancassurance products, we transferred 15% equity interest in SH&C Life Insurance to Shinhan Bank, for ~~W~~7.26 billion. Following this transaction, SH&C is no longer our subsidiary.

All of our subsidiaries are incorporated in Korea, except for the following:

•	Shinhan Asia Limited (incorporated in Hong Kong);

•	Shinhan Bank America (incorporated in the United States);

•	Shinhan Bank Canada (incorporated in Canada);

•	Shinhan Bank (China) Limited (incorporated in the People’s Republic of China);

•	Shinhan Bank EuropeGmbH (incorporated in Germany);

•	Shinhan Bank Kazakhstan Limited (incorporated in Kazakhstan);

•	Shinhan Khmer Bank Limited (incorporated in Cambodia);

•	Shinhan Vina Bank (incorporated in Vietnam);

•	Shinhan Finance Ltd., Hong Kong (incorporated in Hong Kong);

•	Good Morning Shinhan Securities Europe Ltd. (incorporated in United Kingdom);

•	Good Morning Shinhan Securities USA, Inc. (incorporated in the United States); and

•	Good Morning Shinhan Securities Asia Limited (incorporated in Hong Kong).

As of the date hereof, we have 11 direct and 17 indirect subsidiaries (not including any special purpose entities). The following diagram shows our organization structure as of the date hereof:

Notes:

(1)	Currently in liquidation proceedings.

(2)	On November 1, 2006, Shinhan Finance Limited, Shinhan Financial Group’s indirect subsidiary, was transferred to a branch of Shinhan Bank. The liquidation process is currently in process.

(3)	We and our subsidiaries currently own an additional 31.7%.

(4)	We and our subsidiaries currently own an additional 30.4%.

BUSINESS OVERVIEW

Unless otherwise specifically mentioned, the following business overview is presented on a consolidated basis under U.S. GAAP.

Our Principal Activities

The comprehensive financial services that we provide are:

•	commercial banking services, consisting of the following:

•	retail banking services;

•	corporate banking services, primarily consisting of:

•	small- and medium-sized enterprises banking; and

•	large corporate banking;

•	treasury and securities investment;

•	trust account management services provided by Shinhan Bank;

•	credit card services;

•	securities brokerage services;

•	insurance services, primarily consisting of:

•	life insurance services; and

•	bancassurance;

•	asset management services, including brokerage and trading of various securities, related margin lending and deposit and trust services, and other asset management services; and

•	other services, including leasing and equipment financing, investment trust management, regional banking, investment banking advisory and loan collection and credit reporting.

In addition to the above business activities, we have a corporate center at the holding company level whose primary function is to support the cross-divisional management of our organization.

Our principal activities are not subject to any material seasonal trends. While we have a number of overseas branches and subsidiaries, substantially all of our assets are located, and substantially all of our revenues are generated, in Korea.

Deposit-Taking Activities

Principally through Shinhan Bank, we offer many deposit products that target different customer segments with features tailored to each segment’s financial and other profile. Our deposit products offered include principally the following:

•	Demand deposits. Demand deposits do not accrue interest or accrue interest at a lower rate than time or savings deposits and allow the customer to deposit and withdraw funds at any time, if interest-bearing, demand deposits have interest accruing at a fixed or variable rate depending on the period and the amount of deposit. Demand deposits constituted approximately 9.9% and 7.8% of our total deposits as of December 31, 2007 and 2008, respectively. Our demand deposits paid average interest of 0.41% and 0.78% in 2007 and 2008, respectively.

•	Savings deposits. Savings deposits which allow the customer to deposit and withdraw funds at any time and accrue interest at an adjustable interest rate, which is typically lower than applicable to time or installment deposits. Currently, the interest rate on savings deposits ranges from zero to 3.04%. Saving deposits constituted approximately 28.2% of our total deposits as of December 31, 2007 and paid average interest of 2.05% in 2007, and approximately 25.6% of our total deposits as of December 31, 2008 and paid average interest of 2.32% in 2008.

•	Certificates of deposit. Certificates of deposit typically have maturities from 30 days to 5 years. Interest rates on certificates of deposit are determined based on the length of the deposit and prevailing market interest rates. Certificates of deposit are sold on a discount to their face value, reflecting the interest payable on the certificates of deposit. Certificates of deposit constituted approximately 14.9% and 11.3% of our total deposits as of December 31, 2007 and 2008, respectively. Our certificates of deposit paid average interest of 5.22% and 5.94% in 2007 and 2008, respectively.

•	Time deposits. Time deposits generally require the customer to maintain a deposit for a fixed term during which the deposit accrues interest at a fixed rate or variable rate based on certain financial indexes, including the Korea Composite Stock Price Index (KOSPI). If the deposit is withdrawn prior to the end of the fixed term, the customer is paid a lower interest rate than that originally offered. The term typically ranges from one month to five years. Time deposits constituted approximately 46.6% and 55.1% of our total deposits as of December 31, 2007 and 2008, respectively, and paid average interest of 4.55% and 4.94% in 2007 and 2008, respectively.

•	Mutual installment deposits. Mutual installment deposits generally require the customer to make periodic deposits of a fixed amount over a fixed term (usually six months to five years) during which the deposit accrues interest at a fixed rate. If the deposit is withdrawn prior to the end of the fixed term, the customers are paid a lower interest rate than that originally offered. Mutual installment deposits constituted approximately 0.3% and 0.2% of our total deposits as of December 31, 2007 and 2008, respectively, and paid average interest of 3.88% and 3.78% in 2007 and 2008, respectively.

We also offer deposits which provide the customer with preferential rights to housing subscriptions under the Housing Construction Promotion Law, and eligibility for mortgage loans. These products include:

•	Housing subscription time deposits. These deposit products are special purpose time deposits providing the customer with a preferential right to subscribe for new private apartment units under the Housing Construction Promotion Law. This law sets forth various measures supporting the purchase of houses and the supply of such houses by construction companies. If a potential home-buyer subscribes for these deposit products and holds them for a certain period of time set forth in the Housing Construction Promotion Law, such deposit customers obtain the right to subscribe for new private apartment units on a priority basis under this law. Such preferential rights are neither transferable nor marketable in the open market. These products accrue interest at a fixed rate for one year and at an adjustable rate after one year, which are consistent with other time deposits. Deposit amounts per account range from ~~W~~2 million to ~~W~~15 million depending on the size and location of the dwelling unit. These deposit products target high and middle income households.

•	Housing subscription installment savings deposits. These deposit products are monthly installment savings programs providing the customer with a preferential subscription right for new private apartment units under the Housing Construction Promotion Law. Such preferential rights are neither transferable nor marketable in the open market. These deposits require monthly installments of ~~W~~50,000 to ~~W~~500,000, have maturities between three and five years and accrue interest at fixed rates depending on the term, which are consistent with other installment savings deposits. These deposit products target low and middle income households. For information on our deposits in Korean Won based on the principal types of deposit products we offer, see “— Description of Assets and Liabilities — Funding — Deposits.”

We offer varying interest rates on our deposit products depending on the rate of return on our interest earning assets, average funding costs and interest rates offered by other major commercial banks.

We also offer court deposit services for litigants in Korean courts, which involve providing effectively an escrow service for litigants involved in certain types of legal proceedings or other disputes. Chohung Bank, which we acquired in 2003, was a dominant provider of such services since 1958, and we continue to hold a dominant market share in these services. Such deposits typically carry interest rates lower than the market rates (by approximately 2% per annum) and totaled ~~W~~5,390 billion, ~~W~~5,167 billion and ~~W~~5,100 billion as of December 31, 2006, 2007 and 2008, respectively.

The Monetary Policy Committee of the Bank of Korea imposes a reserve requirement on Won currency deposits of commercial banks which ranges from 0% to 7%, based generally on the term to maturity and the type of deposit instrument. See “— Supervision and Regulation — Principal Regulations Applicable to Banks — Liquidity.”

The Depositor Protection Act provides for a deposit insurance system where the Korea Deposit Insurance Corporation guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of ~~W~~50 million per depositor per bank. See “— Supervision and Regulation — Principal Regulations Applicable to Banks — Deposit Insurance System.”

Retail Banking Services

Overview

We provide retail banking services primarily through Shinhan Bank, and, to a significantly lesser extent, through Jeju Bank, a regional commercial bank. The retail loans, excluding credit card receivables, amounted to ~~W~~61,209 billion as of December 31, 2008.

Retail banking services include mortgage and retail lending as well as demand, savings and fixed deposit-taking, checking account services, electronic banking and ATM services, bill paying services, payroll and check-cashing services, currency exchange and wire fund transfer. We believe that the provision of modern and efficient retail banking services is important both in maintaining our public profile and as a source of fee-based income. We believe that our retail banking services and products will become increasingly important in the coming years as the domestic banking sector further develops and becomes more complex.

Retail banking has been and will continue to remain one of our core businesses. Our strategy in retail banking is to provide prompt and comprehensive services to retail customers through increased automation and improved customer service, as well as a streamlined branch network focused on sales. The retail segment places an emphasis on targeting high net worth individuals.

Retail Lending Activities

We offer various retail loan products, consisting principally of household loans, which target different segments of the population with features tailored to each segment’s financial profile and other characteristics, including each customer’s profession, age, loan purpose, collateral requirements and the duration of the customer’s relationship with the Bank. Household loans consist principally of the following:

•	Mortgage and home equity loans, mostly comprised of mortgage loans which are loans to finance home purchases and are generally secured by the home being purchased; and

•	Other retail loans, which are loans made to customers for any purpose other than mortgage and home equity loans and the terms of which vary based primarily upon the characteristics of the borrower and which are either unsecured or secured, or guaranteed by deposits or a third party.

As of December 31, 2008, our mortgage and home-equity loans and other retail loans accounted for 59.1% and 40.9%, respectively, of our retail loans (excluding credit card loans).

For secured loans, including mortgage and home equity loans, our policy is to lend up to 40% to 60% of the appraisal value of the collateral, by taking into account the value of any lien or other security interest that is prior to our security interest (other than petty claims). As of December 31, 2008, the loan-to-value ratio of mortgage and home equity loans, under Korean GAAP, of Shinhan Bank was approximately 45.58%. As of December 31, 2008, substantially all of our mortgage and home equity loans were secured by residential property.

Due to the rapid increase in mortgage and home equity loans in Korea, in 2005 and 2006, the Financial Services Commission implemented stringent regulations and guidelines that are designed to suppress the increase of loans secured by housing. These regulations include restrictions on banks’ maximum loan-to-value ratios, guidelines with respect to appraisal of collateral, internal control and credit approval policy requirements with regard to housing loans as well as provisions designed to discourage commercial banks or other financial institutions from instituting incentive-based marketing and promotion of housing loans. In addition to the existing regulations and guidelines, from the second half of 2005 to the first quarter of 2007, the Financial Services Commission implemented additional guidelines to reduce mortgage and home equity loans and stabilize the real estate market, including (i) restricting the number of extensions on loans secured by the borrower’s apartment to one, (ii) reducing the maximum loan-to-value ratio for loans secured by the borrower’s apartment in highly speculated areas, (iii) forbidding to extend mortgage or home equity loans to minors and (iv) lowering the minimum loan-to-value ratio to 40% in respect of loans by banks and insurance companies for the purpose of assisting the purchase of apartments located in highly speculated areas with a purchase price of less than ~~W~~600 million. Following the onset of the new administration of President Lee Myong Bak whose campaign platform included promises of market-oriented deregulation and in response to the ongoing recession in the housing market, the Korean government has rolled back some of the restrictive regulatory initiatives, including raising the loan-to-value ratio to 60% except in three designated highly speculative areas, and is reportedly considering other measures in order to bolster the housing market. Despite such recent measures, we believe the outlook for the Korean housing market remains uncertain in light of the ongoing uncertainties surrounding the Korean economy and its financial markets.

The following table sets forth the portfolio of our retail loans.

	As of December 31,
	2006		2007		2008
	(In billions of Won, except percentages)

Retail loans(1)
Mortgage and home-equity(2)	~~W~~	30,097	~~W~~	31,495	~~W~~	36,183
Other consumer(2)		20,458		25,475		25,026
Percentage of retail loans to total gross loans		41.3%		37.5%		35.9%

Notes:

(1)	Before allowance for loan losses and excludes credit card accounts.

(2)	In Korea, construction companies typically require buyers of new homes (including apartment units) to make installment payments of the purchase price well in advance of the title transfer. Commercial banks, including Shinhan Bank, provide advance loans, on an unsecured basis for the time being, to retail borrowers where the use of proceeds is restricted to financing of home purchases. A significant portion of these loans are guaranteed by third parties, which may include the construction company receiving the installment payment, until construction of the home is completed. Once construction is completed and the titles to the homes are transferred to the borrowers, which may take several years, these loans become secured by the new homes purchased by these borrowers. Beginning in December 31, 2004, in recognition of the unsecured nature of such loans, we classified such loans as other retail loans.

Pricing

The interest rates on retail loans made by Shinhan Bank are either periodic floating rates (which is based on a base rate determined for three-month, six-month or twelve-month periods derived using an internal transfer price system, which reflects its cost of funding in the market, further adjusted to account for expenses related to lending and profit margin) or fixed rates that reflect its cost of funding, as well as its expenses related to lending and profit margin. Fixed rate loans are currently limited to maturities of three years and offered only on a limited basis. For unsecured loans, both types of rates also incorporate a margin based on, among other things, the borrower’s credit score as determined during our loan approval process. For secured loans, credit limit is based on the type of collateral, priority with respect to the collateral and loan to value. We can adjust the price to reflect the borrower’s current and/or expected future contribution to our profitability. The applicable interest rate is determined at the time a loan is extended. If a loan is terminated prior to its maturity, the borrower is obligated to pay us an early termination fee of approximately 0.5% to 2.0% of the loan amount in addition to the accrued interest, depending on the timing, the nature of the credit and the amount.

As of December 31, 2008, Shinhan Bank’s three-month, six-month and twelve-month base rates were approximately 3.93%, 4.67% and 4.96%, respectively. As of December 31, 2008, Shinhan Bank’s fixed rates for home equity loans with a maturity of one year, two years and three years were 8.80%, 9.10% and 9.40%, respectively, and Shinhan Bank’s fixed rates for other retail loans with a maturity of one year were from 10.00% to 14.50%, depending on the retail credit scores of its customers.

As of December 31, 2008, approximately 81.9% of Shinhan Bank’s total retail loans were priced based on a floating rate and approximately 18.1% were priced based on a fixed rate. As of the same date, approximately 97.9% of Shinhan Bank’s retail loans with maturity of over one year were priced based on a floating rate and approximately 2.1% were priced based on a fixed rate.

Private Banking

Historically, we have focused on customers with high net worth. Our retail banking services provide private banking service to our high net worth customers who seek personal advice in complex financial matters. Our aim is to help enhance the private wealth and increase the financial sophistication of our clients by offering them portfolio/fund management services, tax consulting services and real estate management service.

As of December 31, 2008, Shinhan Bank operated 16 private banking centers nationwide, including 10 in Seoul, two in the suburbs of Seoul and four in other cities located in other regions in Korea. As of December 31, 2008, Shinhan Bank had approximately 3,700 private banking customers, who typically are required to have ~~W~~500 million in deposit or ~~W~~1 billion in assets under management with Shinhan Bank to qualify for its private banking services.

Corporate Banking Services

Overview

We provide corporate banking services, primarily through Shinhan Bank, to small- and medium-sized enterprises and enterprises known as “small office, home office” (“SOHO”), which are small enterprises operated by individuals or households and, to a lesser extent, to large corporations, including corporations that are affiliated with chaebols. We also lend to government-controlled companies.

The following table sets forth the balances and percentage of our total lending attributable to each category of our corporate lending business as of the dates indicated.

	As of December 31,
	2006			2007			2008
	(In billions of Won, except percentages)

Small- and medium-sized enterprises loans(1)	~~W~~	47,159	38.5%	~~W~~	62,296	41.0%	~~W~~	71,212	41.8%
Large corporate loans(2)		20,808	17.0%		17,871	11.8%		23,483	13.7%

Total corporate loans	~~W~~	67,967	55.5%	~~W~~	80,167	52.8%	~~W~~	94,695	55.5%

Notes:

(1)	Represents the principal amount of loans extended to corporations meeting the definition of small- and medium-sized enterprises under the Basic Act on Small- and Medium-sized Enterprises and its Presidential Decree.

(2)	Includes loans to government-controlled companies.

Small- and Medium-sized Enterprises Banking

Under the Basic Act on Small- and Medium-sized Enterprises and its Presidential Decree, small- and medium-sized enterprises are defined as companies which (i) do not have employees, sales, paid-in capital or assets exceeding the number or the amount, as the case may be, specified in accordance with their types of businesses in the Presidential Decree and (ii) do not belong to a conglomerate as defined in the Monopoly Regulations and Fair

Trade Act. In order to qualify as a small- and medium-sized enterprise, none of its shareholders holding 30% or more of its total issued and outstanding voting shares can have (i) full-time employees of 1,000 or more and (ii) assets of ~~W~~500 billion or more as of the end of the immediately preceding fiscal year. As of December 31, 2008, we had 200,059 small- and medium-sized enterprises loan customers, and provided loans in the aggregate amount ~~W~~71,212 billion to such customers as of December 31, 2008.

Our small- and medium-sized enterprises banking business has traditionally been and is expected to remain one of our core businesses. As a result of the adoption of restrictive regulatory measures in 2005 to 2007 designed to curb speculation in the housing market, lending to the small- and medium-sized enterprises was an area of intense competition among the commercial banks in Korea as opportunities to expand home and mortgage loans diminished. However, since the onset of the global financial crisis and economic downturns in Korea starting in the second half of 2008, we have sharply reduced new lending to the small-and medium-sized enterprises and are currently focusing on maintaining the asset quality of existing loans to these enterprises.

We believe that Shinhan Bank, which has traditionally focused on small- and medium-sized enterprises lending, is well-positioned to succeed in the small- and medium-sized enterprises market, in light of its marketing capabilities (which we believe have provided Shinhan Bank with significant brand loyalty) and its conservative credit rating system for credit approval. To maintain or increase its market share of small- and medium-sized enterprises lending, Shinhan Bank:

•	has positioned itself based on accumulated expertise. We believe Shinhan Bank has a good understanding of the credit risks embedded in this market segment and to develop loan and other products specifically tailored to the needs of this market segment;

•	operates a relationship management system to provide targeted and tailored customer service to small-and medium-sized enterprises. Shinhan Bank currently has 144 corporate banking branches with relationship management teams. These relationship management teams market products and review and approve smaller loans that pose less credit risks; and

•	continues to focus on cross-selling loan products with other products. For example, when Shinhan Bank lends to small- and medium-sized enterprises, it also explores opportunities to cross-sell retail loans or deposit products to the employees of those companies or to provide financial advisory services.

Large Corporate Banking

Large corporate customers consist primarily of member companies of chaebols and financial institutions. Our large corporate loans amounted to ~~W~~23,483 billion as of December 31, 2008.

Shinhan Bank aims to be a one-stop financial solution provider and a partner in corporate expansion and growth to its corporate clients. To this end and in order to take advantage of the recent deregulation in the Korean financial industry as a result of the adoption of the Financial Investment Services and Capital Markets Act, Shinhan Bank provides investment banking services, including real estate financing, overseas real estate project financing, large development project financing, infrastructure financing, structured financing, equity investments/venture investments, mergers and acquisitions consulting, securitization and derivatives services, including securities and derivative products and foreign exchange trading. Shinhan Bank, through its subsidiary, Shinhan Asia Limited, opened its investment banking center in Hong Kong in October 2006 to arrange financing for, and offer consulting services to, Korean companies expanding their business overseas.

Due to the liquidity shortage as a result of the ongoing turbulence in the global financial markets, we believe that opportunities for large corporate banking, particularly loans involving large sums of principal, will generally be limited at least in the near future. In light of this outlook, we plan to focus on minimizing our credit risks in the area of large corporate banking, developing a diversified set of financial solutions to our corporate customers and bolstering human capital and other platforms to take advantage of future business opportunities in corporate banking.

Electronic Corporate Banking

Shinhan Bank offers to corporate customers a web-based total cash management service through “Shinhan Bizbank.” Shinhan Bizbank supports all types of banking transactions from basic transaction history inquiries and fund transfers to opening letters of credit, trade finance, payment management, collection management, sales settlement service, acquisition settlement service, B2B settlement service, sweeping and pooling.

Corporate Lending Activities

Our principal loan products for corporate customers are working capital loans and facilities loans. Working capital loans, which include discounted notes and trade financing, are generally loans used for general working capital purposes. Facilities loans are provided to finance the purchase of equipment and construction of manufacturing plants. As of December 31, 2008, working capital loans and facilities loans amounted to ~~W~~47,820 billion and ~~W~~13,490 billion, respectively, representing 78.0% and 22.0% of Shinhan Bank’s total Won-denominated corporate loans under Korean GAAP. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three years in the case of unsecured loans and five years in the case of secured loans. Facilities loans, which are generally secured, have a maximum maturity of ten years.

Loans to corporations may be unsecured or secured by real estate, deposits or guaranty certificates. As of December 31, 2008, under Korean GAAP, secured loans and guaranteed loans (including loans secured by guaranty certificates issued by credit guarantee insurance funds) accounted for 46.3% and 7.5%, respectively, of Shinhan Bank’s Won-denominated loans to small- and medium-sized enterprises. Among the secured loans, approximately 41.9% were secured by real estate.

When evaluating the extension of loans to corporate customers, Shinhan Bank reviews the corporate customer’s creditworthiness, credit scoring, value of any collateral or third party guarantee. The value of any collateral is defined using a formula that takes into account the appraised value of the property, any prior liens or other claims against the property and an adjustment factor based on a number of considerations including, with respect to property, the average value of any nearby property sold in a court-supervised auction during the previous year. Shinhan Bank revalues any collateral when a secured loan is renewed or if a trigger event occurs with respect to the loan in question.

Pricing

Shinhan Bank establishes the price for its corporate loan products based principally on their respective cost of funding and the expected loss rate based on the borrower’s credit risk. As of December 31, 2008, 78.6% of Shinhan Bank’s corporate loans with outstanding maturities of one year or more had interest rates that were not fixed but were variable in reference to Shinhan Bank’s market rate.

Shinhan Bank generally determines the pricing for its corporate loans as follows:

Interest rate =	(Shinhan Bank’s periodic market floating rate or reference rate) plus transaction cost plus a credit spread plus risk premium plus or minus a discretionary adjustment rate.

Depending on the market condition and Shinhan Bank’s agreement with the borrower, Shinhan Bank may use either its periodic market floating rate or the reference rate as the base rate in calculating its pricing. As of December 31, 2008, Shinhan Bank’s periodic market floating rates (which are based on a base rate determined for three-month, six-month, one-year, two-year, three-year or five-year periods derived using Shinhan Bank’s market rate system) were 3.93% for three months, 4.73% for six months, 5.06% for one year, 5.51% for two years, 5.70% for three years and 6.11% for five years. As of the same date, Shinhan Bank’s reference rate was 8.75%.

Transaction cost is added to reflect the standardized transaction cost assigned to each loan product and other miscellaneous costs, including contributions to the Credit Guarantee Fund, and education taxes. The Credit Guarantee Fund is a statutorily created entity that provides a credit guarantee to loans made by commercial banks and is funded by mandatory contributions from commercial banks in the amount of approximately 0.2% of all loans made by them.

The credit spread is added to the periodic floating rate to reflect the expected loss from a borrower’s credit rating and the value of any collateral or payment guarantee. In addition, Shinhan Bank adds a risk premium that is measured by the unexpected loss that exceeds the expected loss from the credit rating assigned to a particular borrower.

A discretionary adjustment rate is added or subtracted to reflect the borrower’s current and/or future contribution to Shinhan Bank’s profitability. In the event of additional credit provided by way of a guarantee of another, the adjustment rate is subtracted to reflect such change in the credit spread. In addition, depending on the price and other terms set by competing banks for similar borrowers, Shinhan Bank may reduce the interest rate to compete more effectively with other banks.

Treasury and Securities Investment

Shinhan Bank engages in treasury and securities investment business, which involves, among other things, the following activities:

•	treasury;

•	securities investment and trading;

•	derivatives trading; and

•	international business.

Treasury

Shinhan Bank’s treasury division provides funds to all of Shinhan Bank’s business operations and ensures the liquidity of its operation. To secure stable long-term funds, Shinhan Bank uses fixed and floating rate notes, debentures, structured financing, and other advanced funding methods. As for overseas funding, Shinhan Bank closely monitors the feasibility of raising funds in currencies other than the U.S. dollar, such as Japanese Yen and the Euro. In addition, Shinhan Bank makes call loans and borrows call money in the short-term money market. Call loans are short-term lending among banks and financial institutions in either Korean Won or foreign currencies, in amounts exceeding ~~W~~100 million, with maturities of typically one day.

Securities Investment and Trading

Shinhan Bank invests in and trades securities for its own accounts in order to maintain adequate sources of liquidity and generate interest and dividend income and capital gains. Shinhan Bank’s trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or certain government-invested enterprises and debt securities issued by financial institutions, and equity securities listed in the KRX KOSPI Market and KRX KOSDAQ Market of the Korea Exchange. For a detailed description of our securities investment portfolio, see “— Description of Assets and Liabilities — Investment Portfolio.”

Derivatives Trading

Shinhan Bank provides and trades a range of derivatives products. The derivatives products offered by Shinhan Bank include:

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

Shinhan Bank’s trading volume in terms of notional amount was ~~W~~329,643 billion and ~~W~~395,015 billion, in 2007 and 2008, respectively. Such derivative operations generally focus on addressing the needs of its corporate clients to hedge their risk exposure and back-to-back derivatives entered into to hedge our risk exposure that results from such client contracts.

Shinhan Bank also enters into derivative trading contracts to hedge the interest rate and foreign currency risk exposures that arise from its own assets and liabilities. In addition, on a limited basis, Shinhan Bank engages in proprietary trading of derivatives within our regulated open position limits. See “— Description of Assets and Liabilities — Derivatives.”

International Business

Shinhan Bank also engages in treasury and investment activities in international capital markets, principally including foreign currency-denominated securities trading, foreign exchange trading and services, trade-related financial services, international factoring services and foreign retail banking operations through its overseas branches and subsidiaries. Shinhan Bank aims to become a leading bank in Asia and expand its international business and by focusing on further bolstering its overseas network and localizing its overseas operations and diversifying its product offerings, particularly in terms of asset management, in order to meet the varied financial needs of its current and potential customers overseas.

Trust Account Management Services

Overview

Shinhan Bank’s trust account management services involve management of trust accounts, primarily in the form of money trusts. Trust account customers are typically individuals seeking higher rates of return than those offered by bank account deposits. Because deposit reserve requirements do not apply to deposits held in trust accounts as opposed to deposits held in bank accounts, and regulations over trust accounts tend to be less strict, Shinhan Bank is generally able to offer higher rates of return on trust account products than on bank account deposits. However, due to the ongoing low interest environment, In recent years, Shinhan Bank has not been able to offer attractive rates of return on its trust account products.

Trust account products generally require higher minimum deposit amounts than comparable bank account deposit products do. Compared to comparable bank account products, deposits in trust accounts are invested primarily in securities and, to a lesser extent, in loans, as the relative shortage of funding sources require that trust accounts be invested in a higher percentage of liquid assets.

Under the Banking Act of 1950, as amended, assets accepted in trust accounts are required to be segregated from other assets of the trustee bank and are not available to satisfy the claims of the depositors or other creditors of such bank. Accordingly, trust accounts are accounted for and reported separately from the bank accounts. See “— Supervision and Regulation.” Trust accounts are regulated by the Trust Act and the Financial Investment Services and Capital Markets Act, and most national commercial banks offer similar trust account products. Shinhan Bank earns income from trust account management services, which is recorded as net trust management fees. See “Item 5. Operating and Financial Review and Prospects — Operating Results — 2008 Compared to 2007 — Non-interest Income.”

As of December 31, 2006, 2007 and 2008, under Korean GAAP, Shinhan Bank had total trust assets of ~~W~~23,750 billion, ~~W~~34,259 billion and ~~W~~37,123 billion, respectively, comprised principally of real property investments of ~~W~~2,934 billion, ~~W~~8,403 billion and ~~W~~9,942 billion, respectively, securities investments of ~~W~~10,130 billion, ~~W~~11,903 billion and ~~W~~10,628 billion, respectively, and loans in the principal amount of ~~W~~391 billion, ~~W~~677 billion and ~~W~~744 billion, respectively. Securities investments consisted of corporate bonds, government-related bonds and other securities, primarily commercial paper. As of December 31, 2006, 2007 and 2008, under Korean GAAP, equity securities constituted 5.0%, 3.4% and 3.0%, respectively, of Shinhan Bank’s total trust assets. Loans made by trust accounts are similar in type to those made by bank accounts, except that they are made only in Korean Won. As of December 31, 2006, 2007 and 2008, under Korean GAAP, approximately 89.8%, 60.4%, and 64.4%, respectively, of the amount of loans from the trust accounts were collateralized or guaranteed. In making investment from funds received for each trust account, each trust product maintains investment guidelines applicable to each such product which sets forth, among other things, company, industry and security type limitations.

Trust Products

Money trusts managed by Shinhan Bank’s trust account business was ~~W~~13,574 billion and ~~W~~12,822 billion as of December 31, 2007 and 2008, under Korean GAAP. In Korea, a money trust is a discretionary trust over which (except in the case of a specified money trust) we have investment discretion (subject to applicable law) and is commingled and managed jointly for each type of trust account. The specified money trusts are established on behalf of customers who give us specific directions as to the investment of trust assets.

Shinhan Bank offers primarily two types of money trust accounts through its retail branch network: guaranteed fixed rate trusts and variable rate trusts.

•	variable rate trust accounts. Variable rate trust accounts are not entitled to guaranteed return on the deposits, except in the limited cases of principal guaranteed variable rate trust accounts, for which the payment of the principal amount is guaranteed. As of December 31, 2007 and 2008, under Korean GAAP, Shinhan Bank’s variable rate trust accounts amounted to ~~W~~10,019 billion and ~~W~~9,311 billion, respectively, and its principal guaranteed variable rate trust accounts amounted to ~~W~~3,546 billion and ~~W~~3,510 billion, respectively. Shinhan Bank charges a lump sum or a fixed percentage of the assets held in such trusts as management fee, and, depending on the trust products, is also entitled to additional fee in cases of early termination of the trusts by the customer. Korean banks are currently allowed to guarantee the principal of the following types of variable rate trust account products: (i) existing individual pension trusts, (ii) new individual pension trusts, (iii) existing retirement pension trusts, (iv) new retirement pension trusts, (v) pension trusts and (vi) employee retirement benefit trusts.

•	guaranteed fixed rate trust accounts. Guaranteed fixed rate trust accounts are entitled to guaranteed return of the principal as well as a fixed rate of return. Upon termination of these trusts, Shinhan Bank is entitled to investment returns from the management of these trusts, net of the guaranteed returns paid to customers and any related expenses. In the past, Korean commercial banks, including Shinhan Bank, offered two types of guaranteed fixed rate trust products: general unspecified money trusts and development money trusts. However, since January 1999, banks in Korea have been prohibited from offering new guaranteed fixed rate trust products, and the guaranteed fixed rate trust products currently serviced by the banks are carryovers from the past and have been dwindling in volume as the products mature. As of December 31, 2007 and 2008, the guaranteed fixed rate trust products maintained by Shinhan Bank amounted to ~~W~~9.7 billion and ~~W~~1.0 billion, respectively, under Korean GAAP. If income from a guaranteed fixed rate trust account is insufficient to pay the guaranteed amount, such deficiency must be satisfied from (i) first, special reserves maintained in such trust accounts, (ii) secondly, trust fees and (iii) lastly, funds transferred from the bank accounts of Shinhan Bank, as the case may be.

Credit Card Services

Overview

We currently provide credit card services through our credit card subsidiary, Shinhan Card.

Former Shinhan Card was originally formed as a result of the spin-off of Shinhan Bank’s credit card business in June 2002. In April 2006, the credit card division of Chohung Bank was split and merged into former Shinhan Card concurrently with the merger of Chohung Bank and Shinhan Bank. Following such split-merger, former Shinhan Card had, as of April 3, 2006, ~~W~~3.4 trillion (reported basis) or ~~W~~3.8 trillion (managed basis) in assets, in each case, under Korean GAAP.

Prior to the merger of former Shinhan Bank and Chohung Bank in April 2006, Chohung Bank had an active credit card business division. Chohung Bank was a member of BC Card Co., Ltd. (“BC Card”), which is owned by 11 consortium banks. Shinhan Card currently holds 14.85% equity interest in BC Card. BC Card issues credit cards under the names of the member banks, substantially all of which are licensed to use MasterCard, Visa or JCB. This allows holders of BC Card to use their cards at any establishment which accepts MasterCard, Visa or JCB, as the case may be.

In March 2007, we acquired the controlling equity interest in LG Card. On October 1, 2007, LG Card assumed all of the assets and liabilities of former Shinhan Card and changed its name to Shinhan Card. We believe that the acquisition of LG Card, which was the largest credit card company in Korea in terms of the number of cardholders, has contributed to our having the largest market share in the Korean credit card industry and diversify our revenue sources from our non-banking operations.

Products and Services

General

Shinhan Card offers principally the following services:

•	credit card services, which involve providing cardholders with limited credit to purchase products and services. Cardholders can repay either (i) on a lump basis in full at the end of a monthly billing cycle or (ii) on a revolving basis subject to a minimum monthly payment which is the greater of (x) 5.0% of the amount outstanding or (y) ~~W~~30,000. The outstanding credit card balance generally accrues interest at the effective annual rate of approximately 9.8% to 26.9%, depending on the credit profile of the cardholder.

•	cash advances, for which cardholders can repay either on a lump-sum basis or a revolving basis. The lump-sum cash advances generally accrue interest at the effective annual rates of approximately 9.8% to 26.9% and the revolving cash advances generally charge the greater of (x) a lump sum transaction fee of ~~W~~30,000 or (y) interest at a minimum rate of 5.0% of the advance amount and generally accrue interest at the effective annual rates of approximately 9.8% to 26.9%. Both types of cash advances require an upfront fee at the rate of 0.6% of the outstanding balance.

•	installment purchases, which provides customers with an option to purchase products and services from select merchants on an equal principal installment basis over a fixed term, which ranges from two months to two years. The outstanding installment purchase balances generally accrue interest at the effective annual rate of approximately 10.8% to 21.9%.

•	cash loans, which are generally unsecured (other than certain housing-related loans), and which cardholders must repay on an equal principal installment basis over an initial fixed term of two to 36 months or in full at maturity. The outstanding principal amount of card loans generally accrues interest at the effective annual rates of approximately 7.6% to 25.8% and upfront fees are charged at the effective annual rates of up to 4.0%. Cash loans also include loans to delinquent cardholders representing restructured outstanding credit card receivables. Such loans must be repaid on an installment basis over a maximum term of 60 months, generally accrue interest at the effective annual rate of approximately 15.0% to 27.8%.

Shinhan Card also derives fee income in the form of lump-sum fees, installment purchase fees and cash advance fees and, to a lesser extent, annual membership fees and penalty interest on late and deferred payments and fees paid by merchants. Shinhan Card also charges its customers the transaction fees charged by financial institutions (other than Shinhan Bank) for cash advances made through ATMs of such financial institutions.

The annual membership fees for credit cards vary depending on the type of the card and the benefits offered for such card. For standard cards, we charge an annual membership fee of ~~W~~3,000 to ~~W~~500,000 per card. Annual membership fees for various affinity and co-branded cards are higher and vary from ~~W~~5,000 to ~~W~~500,000.

Merchant discount fees, which are processing charges on the merchants, can be up to 4.5% of the purchased amount depending on the merchant used, with the average charge being 2.13% in 2008.

Cardholders in Korea are required to repay their purchases within approximately 15 to 45 days of purchase depending on their payment cycle, except in the case of installment purchases. Installment purchases typically have a repayment term of three to six months and charge different rates depending on the duration of the repayment term. Any accounts that are unpaid when due are deemed to be delinquent accounts, for which Shinhan Card charges a penalty interest in the range of 25.0% to 29.9% in lieu of the interest rates applicable prior to default.

In addition to credit card services, Shinhan Card also offers check cards, which are similar to debit cards in the United States, to its retail customers as well as corporate customers. A check card can be used at any of the merchants that accept credit cards issued by Shinhan Card and the amount charged to a check card is directly debited from the cardholder’s designated bank account. Although Shinhan Card does not charge annual membership fees on check cards, merchants are charged fees on the purchased amount using check cards at the rates applicable to the purchase amount using credit cards.

Customers and Merchants

In addition to our efforts at internal growth through cross-selling, we also seek to enhance our market position by selectively targeting new customers with high net worth and good creditworthiness through the use of a sophisticated and market-oriented risk management system. Credit card applicants to Shinhan Card are screened and appropriate credit limits for them are assessed according to internal guidelines based on a comprehensive credit scoring system.

The following table sets forth the number of customers and merchants of Shinhan Card as of the dates indicated. Same information is provided for LG Card as of December 31, 2006 for comparative purposes.

	As of December 31,
	2006	2007	2008
	(In thousands, except percentages)

Shinhan Card(1):
Number of credit card holders(2)	4,852	13,458	13,741
Personal accounts	4,767	13,346	13,617
Corporate accounts	85	112	124
Active ratio(3)	66.6%	74.9%	75.2%
Number of merchants	3,107	2,154	2,268
LG Card:
Number of credit card holders	10,459	N/A	N/A
Personal accounts	10,438	N/A	N/A
Corporate accounts	21	N/A	N/A
Active ratio(3)	69.7%	N/A	N/A
Number of merchants	4,350	N/A	N/A

Notes:

(1)	Information as of December 31, 2006 is for former Shinhan Card (including that for the credit card division of Chohung Bank to reflect the split-merger in April 2006). Information as of December 31, 2007 is for LG Card (renamed as Shinhan Card on October 1, 2007), including the assets and liabilities of former Shinhan Card assumed by LG Card on October 1, 2007.

(2)	Represents the number of cardholders not subject to suspension or termination as of the relevant date.

(3)	Represents the ratio of accounts used at least once within the last six months to the total accounts as of year end.

Financial and Statistical Information

The following table sets forth certain financial and statistical information relating to the credit card, installment sales and leasing operations of the former Shinhan Card, LG Card and Shinhan Card as of the dates or for the period indicated. LG Card became our subsidiary in March 2007.

	As of or for the Year Ended December 31,
	2006		2007		2008
	Former Shinhan Card(1)		Shinhan Card(1)		Shinhan Card(1)
	(In billions of Won, except percentages)

Interest income:
Installments	~~W~~	72	~~W~~	260	~~W~~	326
Cash advances		189		547		639
Card loans(2)		62		488		548
Annual membership		9		—		—
Revolving		33		227		240
Late payments		14		8		—

Total	~~W~~	379	~~W~~	1,530	~~W~~	1,753

Credit card fees:
Merchant fees(3)	~~W~~	430	~~W~~	1,179	~~W~~	1,309
Other fees		12		2		—

Total	~~W~~	442	~~W~~	1,181	~~W~~	1,309

Charge volume:(4)
General purchases	~~W~~	15,365	~~W~~	45,912	~~W~~	45,624
Installment purchases		3,721		14,269		17,682
Cash advances		8,296		20,704		23,945

Total	~~W~~	27,382	~~W~~	80,885	~~W~~	87,251

Outstanding balance (at year end)(5):
General purchases	~~W~~	1,128	~~W~~	3,018	~~W~~	3,046
Installment purchases		869		3,833		4,037
Cash advances		860		3,086		3,111
Revolving purchases		294		1,361		1,410
Card loans(2)		525		2,556		2,524
Others		204		791		470

Total	~~W~~	3,880	~~W~~	14,645	~~W~~	14,598

Average balance	~~W~~	3,535	~~W~~	12,106	~~W~~	14,458
Delinquent balances(6):
From 1 day to 1 month	~~W~~	147	~~W~~	790	~~W~~	663
Over 1 month:
From 1 month to 3 months	~~W~~	36	~~W~~	244	~~W~~	244
From 3 months to 6 months		42		165		171
Over 6 months		—		—		—

Sub-total		78		409		415

Total	~~W~~	225	~~W~~	1,199	~~W~~	1,078

	As of or for the Year Ended December 31,
	2006		2007		2008
	Former Shinhan Card(1)		Shinhan Card(1)		Shinhan Card(1)
	(In billions of Won, except percentages)

Delinquency ratios(7):
From 1 day to 1 month		3.79%		5.4%		4.5%
Over 1 month:
From 1 month to 3 months		0.93%		1.7%		1.7%
From 3 months to 6 months		1.08%		1.1%		1.2%
Over 6 months(8)		—		—		—

Sub-total		2.01%		2.8%		2.9%

Total		5.80%		8.2%		7.4%

Rewritten loans(9)	~~W~~	98	~~W~~	350	~~W~~	220
Gross charge-offs	~~W~~	209	~~W~~	436	~~W~~	706
Recoveries		69		459		697

Net charge-offs	~~W~~	140	~~W~~	(23)	~~W~~	9

Gross charge-off ratio(10)		5.91%		3.60%		4.88%
Net charge-off ratio(11)		3.96%		(0.19)%		0.06%
Non-performing loan ratio(12) :
Reported		3.50%		3.71%		2.91%
Managed		3.17%		2.98%		2.42%
Asset securitization(13)	~~W~~	710	~~W~~	5,762	~~W~~	5,666
Ratio of total assets securitized to total managed assets		17.9%		29.4%		29.4%

LG Card:

	As of or for the Year Ended
	December 31, 2006
	(In billions of Won, except
	percentages)

Interest income:
Installments	~~W~~	331
Cash advances		550
Card loans(2)		277
Annual membership		—
Revolving		—
Late payments		63

Total	~~W~~	1,221

Credit card fees:
Merchant fees(3)	~~W~~	750
Other fees		1

Total	~~W~~	751

	As of or for the Year Ended
	December 31, 2006
	(In billions of Won, except
	percentages)

Charge volume:(4)
General purchases	~~W~~	23,125
Installment purchases		9,446
Cash advances		17,262

Total	~~W~~	49,833

Outstanding balance (at year end)(5):
General purchases	~~W~~	1,893
Installment purchases		2,278
Cash advances		2,650
Revolving purchases		574
Card loans(2)		1,573
Others		1,050

Total	~~W~~	10,018

Average balance	~~W~~	10,295
Delinquent balances(6):
From 1 day to 1 month	~~W~~	545
Over 1 month:
From 1 month to 3 months	~~W~~	227
From 3 months to 6 months		167
Over 6 months		—

Sub-total		394

Total	~~W~~	939

Delinquency ratios(7):
From 1 day to 1 month		5.4%
Over 1 month:
From 1 month to 3 months		2.3%
From 3 months to 6 months		1.7%
Over 6 months(8)		—

Sub-total		4.0%

Total		9.4%

Rewritten loans(9)	~~W~~	1,005
Gross charge-offs	~~W~~	515
Recoveries		315

Net charge-offs	~~W~~	200

	As of or for the Year Ended
	December 31, 2006
	(In billions of Won, except
	percentages)

Gross charge-off ratio(10)		5.0%
Net charge-off ratio(11)		1.94%
Non-performing loan ratio(12) :
Reported		6.1%
Managed		4.8%
Asset securitization(13)	~~W~~	4,300
Ratio of total assets securitized to total managed assets		34.9%

Notes:

(1)	The information of former Shinhan Card for 2006 includes that for the credit card division of Chohung Bank from April 1, 2006 to December 31, 2006 to reflect the split-merger in April 2006. The information of Shinhan Card for 2007 includes that of LG Card (renamed as Shinhan Card on October 1, 2007) for the period from March 1, 2007 through December 31, 2007 (including that for the assets and liabilities of former Shinhan Card assumed by LG Card on October 1, 2007) and that of former Shinhan Card for the period from January 1, 2007 through September 30, 2007, presented on an aggregated basis.

(2)	Card loans consist of loans that are provided on either a secured or unsecured basis to cardholders upon prior agreement. Payment of principal, fees and interest on such a loan can be due either in one payment or in installments after a fixed period.

(3)	Merchant fees consist of merchant membership and maintenance fees, charges associated with prepayment by Shinhan Card (on behalf of customers) of sales proceeds to merchants, processing fees relating to sales and membership applications.

(4)	Represents the aggregate cumulative amount charged during the year.

(5)	Represents amounts before allowance for loan losses.

(6)	Includes the unbilled balances of installment purchases.

(7)	Represents the ratio of delinquent balances to outstanding balances for the year.

(8)	The charge-off policy of former Shinhan Card, the credit card division of Chohung Bank, LG Card and Shinhan Card has been to charge off some of credit card balances which are 180 days past due.

(9)	Represents delinquent credit card balances for purchase and cash advance which have been rewritten as credit card loans, thereby reducing the balance of delinquent accounts before the application of SOP 03-3 relating to the acquisition of LG Card, which reduced the outstanding balances by, ~~W~~322 billion and ~~W~~165 billion as of December 31, 2007 and 2008, respectively.

(10)	Represents the ratio of gross charge-offs for the year to average balance for the year.

(11)	Represents the ratio of net charge-offs for the year to average balances for the year.

(12)	The reported information is presented on the Korean GAAP basis. The difference of the delinquency ratio between Korean GAAP and U.S. GAAP is due to their respective charge-off policies. The managed information includes, subject to certain adjustments, financial receivables that Shinhan Card has sold in asset-backed securitizations. See “Explanatory Note.”

(13)	Represents credit card balances that were transferred in asset securitization transactions as presented on the Korean GAAP basis. Under U.S. GAAP, most of these transfers are not recognized as sales.

Personal Workout and Debt Forgiveness Program

The Debtor Rehabilitation and Bankruptcy Act, which took effect on April 1, 2006, consolidated all existing bankruptcy-related laws in Korea, namely, the Corporate Reorganization Act, the Composition Act, the Bankruptcy Act and the Individual Debtor Recovery Act. Under the Debtor Rehabilitation and Bankruptcy Act, composition proceedings have been abolished and recovery proceedings have been introduced to replace court receiverships. In a recovery proceeding, unlike court receivership proceedings where the management of the debtor company was vested in a court-appointed receiver, the existing chief executive officer of the debtor company may continue to manage the debtor company, provided, that (i) neither fraudulent conveyance nor concealment of assets existed, (ii) the financial failure of the debtor company was not due to gross negligence of such chief executive officer, and (iii) no creditors’ meeting was convened to request, based on reasonable cause, a court-appointed receiver to replace such chief executive officer. While a court receivership proceeding was permitted only with respect to joint stock companies (chushik-hoesa), the recovery proceeding may be commenced by any insolvent debtor. In addition, in an effort to meet the global standards, international bankruptcy procedures are introduced in Korea, under which a receiver of a foreign bankruptcy proceeding may, upon receiving Korean court’s approval of the ongoing foreign bankruptcy proceeding, apply for or participate in a Korean bankruptcy proceedings conducted in a Korean court. Similarly, a receiver in a domestic recovery proceeding or a bankruptcy trustee is allowed to perform its duties in a foreign country where an asset of the debtor is located to the extent the applicable foreign law permits. However, any composition, corporate reorganization, bankruptcy and rehabilitation proceedings for individual debtors pending as of April 1, 2006, the effective date of the Debtor Rehabilitation and Bankruptcy Act, continue to proceed in accordance with the respective applicable laws.

Securities Brokerage Services

Overview

We provide a full range of financial investment services through Good Morning Shinhan Securities, to our diversified customer base including corporations, institutional investors, governments and individuals. Financial investment services offered by Good Morning Shinhan Securities range from securities brokerage to our retail and institutional clients, investment advice and financial planning services to our retail customers, as well as investment banking services such as underwriting and M&A advisory services. As of December 31, 2008, Good Morning Shinhan Securities’ market share of Korean equity brokerage market was 5.10% in terms of total brokerage volume, ranking fifth among securities firms in Korea, excluding discount brokers such as Mirae Asset Securities and Kiwoom Securities. Good Morning Shinhan Securities held the largest market shares in the Kospi200 futures and options brokerage segments, recording 8.99% and 10.43%, respectively, in terms of total brokerage volume with respect to futures and options.

Recent Regulatory Changes

The Financial Investment Services and Capital Markets Act, which became effective on February 4, 2009, applies one uniform set of rules to various types of financial institutions which were previously subject to different licensing and ongoing regulatory requirements. To this end, the Act categorizes capital market-related businesses into six functions as follows: (i) investment trading business, (ii) investment brokerage business, (iii) collective investment business, (iv) investment advisory business, (v) discretionary investment business; or (vi) trust business. Under the Act, securities companies, asset management companies, futures companies and other entities engaging in the Financial Investment Business are classified as financial investment companies (the “Financial Investment Companies”). Each Financial Investment Company may select the kind of Financial Investment Business to engage in. In applying for requisite licenses, each Financial Investment Company must specify its desired (i) Financial Investment Business, (ii) financial investment products (for example, whether securities or derivatives) to be provided in such Financial Investment Business, and (iii) target customers (namely, whether institutions or individuals) with whom its respective Financial Investment Business may be conducted. For more information on the Financial Investment Services and Capital Markets Act, please see “— Supervision and Regulation — Financial Investment Services and Capital Markets Act.”

Good Morning Shinhan Securities has completed the requisite registration and license application processes for its six existing businesses as categorized under the Financial Investment Services and Capital Markets Act. It has also filed for a preliminary license request to conduct exchange-traded derivatives brokerage and dealing services, and upon obtaining such license, plans to expand its business into all exchange-traded derivative products, including interest rate futures, currency futures and commodity futures. Good Morning Shinhan Securities is also preparing to submit a license application to engaged in the collective investment business.

Products and Services

Good Morning Shinhan Securities provides principally the following services:

•	retail client services. These services include equity and bond brokerage, investment advisory and financial planning services to retail customers, with a focus on high net worth individuals. The fees generated include brokerage commissions for the purchase and sale of securities, asset management fees, interest income from credit extensions, including in the form of stock subscription loans, margin transaction loans and loans secured by deposited securities.

•	institutional client services:

•	brokerage services. These services include brokerage of stocks, corporate bonds, futures and options provided to Good Morning Shinhan Securities’ institutional and international customers and sale of institutional financial products. These services are currently supported by a team of 57 research analysts that specialize in equity, bonds and derivatives research.

•	investment banking services. These services include a wide array of investment banking services to Good Morning Shinhan Securities’ corporate customers, such as domestic and international initial public offerings, M&A advisory services, bond issuances, underwriting, capital increase, asset-backed securitizations, issuance of convertible bonds and bonds with warrants, structured financing, issuance of asset-backed commercial papers, mergers and acquisitions advisory services and project financings involving infrastructure, real estate and shipbuilding.

Good Morning Shinhan Securities also engages in proprietary trading in equity and debt securities, derivative products and over-the-counter market products.

Insurance Services

Life Insurance

We provide life insurance products and services primarily through Shinhan Life Insurance. Shinhan Life Insurance provides its services through diversified distribution channels consisting of financial planners, telemarketers, agency marketers and bancassurance specialists. As of the end of fiscal years ended March 31, 2008 and March 31 2009, under Korean GAAP, Shinhan Life Insurance had total assets of ~~W~~7,699.6 billion and ~~W~~8,816.8 billion and net profits of ~~W~~148.2 billion and ~~W~~134.2 billion, respectively. During its fiscal year 2008, among 22 life insurance companies in Korea Shinhan Life Insurance ranked second in terms of net profit and sixth in terms of insurance premium received, principally due to increased sales of health insurance policies, stable asset portfolio management and prudent risk management. We expect the insurance premium received by Shinhan Life Insurance to increase as a result of growing demands for both investment and annuity products and potential synergy effects from cross-selling between Shinhan Life Insurance and our banking and other subsidiaries.

Bancassurance

We offer bancassurance services primarily through SH&C Life Insurance, a 50:50 joint venture with Cardif S.A., an insurance arm of the BNP Paribas Group. SH&C Life Insurance offers bancassurance products at other institutions such as Standard Charter Bank, Prudential Securities and other regional banks and is also a provider of variable savings products in Korea and its business has benefited from the product development expertise of Cardif S.A., which is a leading insurer in France, the cross-selling opportunities created by our extensive banking branch network and a business model that focuses on savings and investment products rather than pure insurance products. SH&C Life Insurance’s total premium income was ~~W~~62 billion and ~~W~~49 billion in 2007 and 2008, respectively.

In June 2009, SH&C Life Insurance ceased to become our subsidiary following a sale by us of 35% equity interest in SH&C Life Insurance to BNP Paribas Assurance, which as a result of such sale owns approximately 85% equity interest in SH&C Life Insurance. In consideration of our extensive business partnership with BNP Paribas and Shinhan Bank’s role in selling the bancassurance products, we transferred 15% equity interest in SH&C Life Insurance to Shinhan Bank.

Asset Management Services

In addition to personalized wealth management services provided by our private banking and securities brokerage units, we also provide asset management services through Shinhan BNP Paribas Asset Management, a joint venture with BNP Paribas Investment Partners, of which we and BNP Paribas Investment Partners hold 65:35 interests, respectively. Shinhan BNP Paribas Asset Management was formed on January 1, 2009 through the merger of Shinhan BNP Paribas Investment Trust Management, our 50:50 joint venture with BNP Paribas Investment Partners, and SH Asset Management, our wholly-owned subsidiary, in order to streamline our asset management services capabilities. Shinhan BNP Paribas Asset Management ranked third among asset mangers in Korea in terms of assets under management as of December 31, 2008, and provides a wide range of investment products, including traditional equity/fixed income funds as well as alternative investment products, to retail and institutional clients. As a joint venture with BNP Paribas Investment Partners, we believe Shinhan BNP Paribas Asset Management has significantly benefited from BNP Paribas’s global network of investment professionals and expertise in the asset management industry. On January 1, 2009, Shinhan BNP Paribas Asset Management had assets under management amounting to approximately ~~W~~27 trillion.

We expect that competition will intensify in the asset management industry as a result of the recently effective Financial Investment Services and Capital Markets Act. Under this Act, a “financial investment company”, which formerly included securities companies, asset management companies, futures companies and other entities previously engaged in what is currently characterized as financial investment businesses, is now permitted to provide asset management services by obtaining new licenses under the new Act. For more information on the Act, see “— Supervision and Regulation — Financial Investment Services and Capital Markets Act.”

Other Services

Through our other subsidiaries, we also provide leasing and equipment financing, regional banking and investment banking and advisory services.

Leasing and Equipment Financing

We provide leasing and equipment financing services to our corporate customers mainly through Shinhan Capital. Established as a leasing company in 1991, Shinhan Capital provides customers with leasing, installment financing and new technology financing.

As of December 31, 2008, under Korean GAAP, Shinhan Capital’s total assets were ~~W~~4,007 billion, showing a ~~W~~1,044 billion increase from the previous year. In particular, our operating assets increased from ~~W~~1,816 billion in 2006 to ~~W~~2,830 billion in 2007 and to ~~W~~3,751 billion in 2008 under Korean GAAP. Shinhan Capital’s strength has traditionally been in leasing of ships, printing machines, automobiles and other specialty items. Shinhan Capital has diversified its revenue base offering other leasing and financing services, such as corporate restructuring services for financially troubled companies and financing provided to real estate development projects and infrastructure investments.

On November 23, 2007, Shinhan Financial Group purchased 20,000,000 common shares of Shinhan Capital at an aggregate purchase price of ~~W~~100 billion in order to enhance the operational capabilities of Shinhan Capital by increasing its capital. On January 1, 2008, the corporate finance leasing operations of Shinhan Card were transferred to Shinhan Capital. The total transfer amount was ~~W~~6.3 billion. The transfer was made in order to increase the scale of operations for our corporate credit finance business and thereby enhance its competitiveness. Following the transfer, Shinhan Capital focuses on equipment leasing and other corporate credit finance, while Shinhan Card focuses on retail credit, including credit cards, installment financing and auto leases.

Regional Banking Services

We provide regionally focused commercial banking services, primarily in Jeju Island of Korea, through a majority-owned banking subsidiary, Jeju Bank. Jeju Bank provides retail banking, corporate banking, treasury and trust account management services, and has a network of 38 branches, and had total assets, total liabilities and total stockholders’ equity of ~~W~~2,887 billion, ~~W~~2,715 billion and ~~W~~172 billion, respectively, as of December 31, 2008.

Investment Banking and Advisory Services

In addition to the investment banking services provided by Shinhan Bank and Good Morning Shinhan Securities, we also provide a variety of investment banking and advisory services through Shinhan Macquarie Financial Advisory, a 51:49 joint venture with Macquarie Bank of Australia. The advisory services offered by Shinhan Macquarie Financial Advisory include project and infrastructure finance, capital and debt raisings, corporate finance advisory, structured finance, mergers and acquisitions, cross-border leasing and infrastructure and specialized fund management advisory services. Since its inception Shinhan Macquarie Financial Advisory has grown to become one of the leading infrastructure-related financial advisory companies in Korea. During the year ended December 31, 2008, Shinhan Macquarie Financial Advisory derived total revenues of ~~W~~12 billion.

Loan Collection and Credit Reporting

We centralize credit collection and credit reporting operations for our subsidiaries through Shinhan Credit Information Co. Ltd., a wholly-owned subsidiary established in 2002, which also provides similar services to third party customers. We plan to expand Shinhan Credit Information’s services to other areas such as credit inquiry, credit card rating, civil application/petition services, lease and rental research and advisory and consulting services related to non-performing loan management.

Our Distribution Network

We offer a wide range of financial services to retail and corporate customers through a variety of distribution networks and channels established by our subsidiaries. The following table presents the geographical distribution of our distribution network based on the branch offices and other distribution channels of our principal subsidiaries, as of December 31, 2008.

					Good Morning		Shinhan
	Shinhan Bank			Shinhan	Shinhan Securities		Life
Distribution Channels in Korea	Retail	Corporate	Jeju Bank	Card(1)	Branches	Others(2)	Insurance	Total

Seoul metropolitan	403	70	2	16	41	22	56	610
Kyunggi Province	189	27	—	19	12	6	17	270
Six major cities:	172	23	1	22	19	3	38	278
Incheon	57	7	—	3	3	—	11	81
Busan	41	6	1	6	5	2	10	71
Kwangju	14	2	—	3	2	1	5	27
Taegu	25	4	—	4	4	—	7	44
Ulsan	12	2	—	3	2	—	1	20
Taejon	23	2	—	3	3	—	4	35

Sub-total	764	120	3	57	72	31	111	1,158

Others	144	24	35	33	15	—	42	293

Total	908	144	38	90	87	31	153	1,451

Notes:

(1)	Includes 30 card sales branches, 31 installment sales branches and 29 debt collection branches.

(2)	Includes “branches within a branch” and private banking centers.

Banking Service Channels

Our banking services are primarily dispensed through an extensive branch network, complemented with self-service terminals and electronic banking.

As of December 31, 2008, Shinhan Bank had 1,052 branches in Korea, including 908 retail banking branches (including banking offices) and 144 corporate banking branches. Shinhan Bank’s branch network is designed to focus on providing one-stop banking services tailored to one of the three customer categories: retail customers, small- and medium-sized enterprises customers and large corporate customers.

Retail Banking Channels

In Korea, many retail transactions are conducted in cash or with credit cards, and conventional checking accounts are generally not offered or used as widely as in other countries such as the United States. As a result, an extensive retail branch network plays an important role for Korean banks as customers generally handle most transactions through bank branches. Recently, one of the key initiatives at Shinhan Bank has been to target high net worth individuals through private banking. Our private banking services are provided principally through private banking relationship managers who, within target customer groups, assist clients in developing individual investment strategies. We believe that such relationship managers help us foster enduring relationships with our clients. Private banking customers also have access to Shinhan Bank’s retail branch network and other general banking products Shinhan Bank offers through its retail banking operations.

Corporate Banking Channels

In order to service corporate customers and attract high-quality corporate borrowers, in particular within the small-and medium-sized enterprises sector, Shinhan Bank has developed a corporate relationship management system within its domestic branch network and strengthened its marketing capability. Shinhan Bank’s corporate relationship managers help foster enduring relationships with its corporate customers, particularly small- and medium-sized enterprises.

Self-Service Terminals

In order to complement its banking branch network, Shinhan Bank maintains an extensive network of automated banking machines, which are located in branches and in unmanned outlets. These automated banking machines consist of ATMs, cash dispensers and passbook printers. As of December 31, 2008, Shinhan Bank had 1,043 cash dispensers and 6,118 ATMs. Shinhan Bank actively promotes the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. In 2008, automated banking machine transactions accounted for approximately 28.7% and 50.3%of total deposit and withdrawal transactions of Shinhan Bank in terms of the number of transactions and fee revenue generated, respectively.

Electronic Banking

Shinhan Bank’s internet banking services are more comprehensive than those available at the counter, including such services as 24 hour account balance posting, real-time account transfer, overseas remittance and loan requests. Shinhan Bank also provides the Mobile Banking service, which enables customers to make speedy, convenient and secure banking transactions using mobile phones. As the purpose of electronic banking is primarily cost-saving rather than profit generation, the substantial majority of Shinhan Bank’s electronic banking transactions do not generate fee income.

Overseas Branch Network

The table below sets forth Shinhan Bank’s overseas banking subsidiaries and branches as of December 31, 2008.

		Year Established or
Business Unit	Location	Acquired

Subsidiaries
Shinhan Asia Ltd.	Hong Kong SAR, China	1982
Shinhan Bank Europe GmbH	Germany	1994
Shinhan Bank America	New York, U.S.A.	2003
Shinhan Vina Bank	Vietnam	2000
Shinhan Bank (China) Limited	Beijing, China	2008
Shinhan Khmer Bank	Cambodia	2007
Shinhan Bank Kazakhstan	Kazakhstan	2008
Shinhan Bank Canada	Toronto, Canada	2008
Branches
Tokyo	Japan	1988
Osaka	Japan	1986
Fukuoka	Japan	1997
New York	U.S.A.	1989
Singapore	Singapore	1990
London	United Kingdom	1991
Ho Chi Minh City	Vietnam	1995
Mumbai	India	1996
Hong Kong	China	2006
New Delhi	India	2006
Representative Office
Mexico Representative Office	Mexico City, Mexico	2008

The principal activities of these overseas branches and subsidiaries are providing trade financing and local currency funding services for Korean companies and Korean nationals in the overseas markets and providing foreign exchange services in conjunction with Shinhan Bank’s headquarters. On a limited basis, these overseas branches and subsidiaries also engage in investment and trading of securities of foreign issuers.

Credit Card Distribution Channels

Shinhan Card primarily uses three distribution channels to attract new credit card customers: (i) the banking and credit card branch network, (ii) sales agents, and (iii) business partnerships and affiliations with vendors.

The branch network for our credit card operations consists of 1,052 retail and corporate banking branches of Shinhan Bank and 30 card sales branches of Shinhan Card as of December 31, 2008. The use of the established branch network of Shinhan Bank is part of the groupwide cross-selling efforts of selling credit card products to the existing banking customers. In 2008, the number of new cardholders acquired through our banking branch network accounted for approximately 22.5% of the total number of new cardholders. We believe that the banking branch network will continue to provide a stable and low-cost venue for acquiring high-quality credit cardholders.

The sales agents represented the most significant source of new cardholders in 2008, and the number of our new cardholders acquired through sales agents accounted for approximately 52.8% of the total number of new cardholders in 2008. As of December 31, 2008, Shinhan Card had 8,198 sales agents, of which 7,595 were independent contractors and 603 were sales agents of Shinhan Card’s business partners and affiliates. These sales agents assist prospective customers with the application process and customer service. The compensation to these sales agents is tied to the transaction volume and repayment behavior of the customers introduced by them, and we believe this system helps us to minimize credit risk and enhance profitability.

As a way of acquiring new cardholders, Shinhan Card also has business partnership and affiliation arrangements with a range of vendors, including gas stations, major retailers, airlines and telecommunication and Internet service providers and it plans to continue to leverage its sales alliances with the increasing number of vendors to attract new cardholders.

Securities Brokerage Distribution Channels

Our securities brokerage services are conducted principally through Good Morning Shinhan Securities. As of December 31, 2008, Good Morning Shinhan Securities had 118 business offices nationwide, three overseas subsidiaries based in New York, London and Hong Kong to service our corporate customers.

Approximately 53% of our brokerage branches are located in the Seoul metropolitan area with a focus on attracting high net worth individual customers and also to achieve synergy with our retail and corporate banking branch network. In the corporate sector in particular, we continue to explore new business opportunities through cooperation between Good Morning Shinhan Securities and Shinhan Bank.

Insurance Sales and Distribution Channels

We sell and provide our insurance services primarily through Shinhan Life Insurance and SH&C Life Insurance. SH&C Life Insurance specializes in bancassurance products, which it distributes solely through our bank branches. In contrast, Shinhan Life Insurance, in addition to distributing bancassurance products through our bank branches, also distributes a wide range of life insurance products through its own branch network, an agency network of financial planners and telemarketers as well as through the Internet. As of December 31, 2008, Shinhan Life Insurance had 153 branches and seven customer support centers. These branches are staffed by financial planners, telemarketers and agent marketers to meet the various needs of our insurance and lending customers. Our customer support centers provide lending services to our insurance customers as well as other customers, and also handle insurance payments.

Information Technology

We dedicate substantial resources to maintaining a sophisticated information technology system to support our operations management and provide high quality customer service. In order to maximize synergy among our subsidiaries, we are currently continuing to build and implement a single groupwide enterprise information technology system known as “enterprise data warehouse”. In addition, we are currently continuing to upgrade the information technology systems for each of our subsidiaries to enhance the quality of our customer service specific to such subsidiary. We are also currently in the planning stage for the implementation of improved systems for our other subsidiaries, including Good Morning Shinhan Securities, with July 2009 as the target completion date. We have completed the implementation of improved system for Shinhan Life Insurance in November 2008 and completed the IT integration for LG Card and former Shinhan Card in August 2008.

Our current information technology initiatives also include installing a financial reporting system meeting the IFRS standards starting the fiscal year 2011 and building a group-wide security management system to further ensure secure financial transactions for our customers.

Our information technology system for each of our subsidiaries is currently backed up on a real-time basis. We have established a completely duplicative back-up IT system in different locations in Korea, depending on the subsidiary, to provide a back-up system in the event of any system failure of our primary information technology center located in the suburbs of Seoul. See “— Properties.” Our information technology system at the group level is currently able to fully resume operation within an hour even in the case of a complete disruption of the information technology system at our headquarters.

Competition

We compete principally with other national commercial banks in Korea, but also face competition from a number of additional entities, including branches and subsidiaries of foreign banks operating in Korea, regional banks, government-owned development banks and Korea’s specialized banks, such as Korea Development Bank and the National Association of Agriculture and Fisheries, as well as various other types of financial service institutions, including savings institutions (such as mutual savings and finance companies and credit unions and credit cooperatives), investment institutions (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. As of December 31, 2008, Korea had seven major domestic commercial banks in Korea (including Citibank and Standard Chartered First Bank, both of which acquired domestic commercial banks) and branches and subsidiaries of 39 foreign banks. We believe that foreign financial institutions, many of which have greater experiences and resources than we do, will continue to enter the Korean market and compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions. Furthermore, the Korean banking industry may undergo further consolidation either voluntarily or as part of government-led initiatives. Some of the financial institutions resulting from these developments may, by virtue of their increased size, expanded business scope and more efficient operations, provide greater competition for us.

Over the past several years, competition has been particularly fierce in our core banking business of small- to medium-enterprise lending, as most Korean banks have focused their business on this area after reducing their exposure to large corporations, which has contributed to, and may further intensify, lower profitability and asset quality problems in small- to medium-enterprise loans. Competition in the credit card and consumer finance businesses has also been intense in recent years as existing credit card companies, commercial banks, consumer finance companies and other financial institutions in Korea have made significant investments and engaged in aggressive marketing campaigns and promotions in these areas. While Shinhan Card is currently Korea’s largest credit card company in terms of the number of cardholders and transaction volume, there is no guarantee that it will maintain its current market position in the future. Furthermore, there is a possibility that chaebols may enter the credit card business by way of their mobile telephone subsidiaries, such as SK Telecom or LG Telecom, and such entry, if it happens, may pose a serious competitive threat to us since such telecom subsidiaries have a large and loyal customer base that may find it more convenient to use the credit services offered by such companies through the use of mobile phones rather than the credit card services offered by our credit card subsidiary. In addition, the newly enacted Financial Investment Services and Capital Markets Act took effect in February 2009, with the aim of promoting integration and rationalization of the Korean capital markets and financial investment products industry, and this will likely further intensify competition among financial institutions in Korea, including banks. See “Item 3. Key Information — Risk Factors — Competition in the Korean financial services industry is intense, and may further intensify as a result of recent deregulation” and “Item 4. Information on the Company — Supervision and Regulation — Financial Investment Services and Capital Markets Act.”

There can be no assurance that we will be able to compete successfully with other domestic and foreign financial institutions, and increased competition and market saturation from any or all of the foregoing developments may result in a loss of market share and declining margins for us, which would have a material adverse effect on our financial condition and results of operation. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Overall Business — Competition in the Korean financial services industry is intense, and may further intensify as a result of recent deregulation.”

DESCRIPTION OF ASSETS AND LIABILITIES

Unless otherwise specifically mentioned or the context otherwise requires, the following description of assets and liabilities is presented on a consolidated basis under U.S. GAAP.

Loans

As of December 31, 2008, our total gross loan portfolio was ~~W~~170,541 billion, which represented an increase of 12.33% from ~~W~~151,818 at December 31, 2007. The increase in the portfolio primarily reflects a 14.40% increase in commercial loans and 14.88% increase in mortgages and home equity loans.

Loan Types

The following table presents our loans by type for the periods indicated. Except where specified otherwise, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2004		2005		2006		2007		2008
	(In billions of Won)

Corporate
Commercial and industrial(1)	~~W~~	35,653	~~W~~	35,728	~~W~~	40,063	~~W~~	48,485	~~W~~	55,466
Other commercial(2)		17,988		21,409		27,319		30,312		37,637
Lease financing		981		754		585		1,370		1,592

Total — Corporate		54,622		57,891		67,967		80,167		94,695

Consumer
Mortgages and home equity		22,180		25,840		30,097		31,495		36,183
Other consumer(3)		15,546		17,875		20,458		25,475		25,026
Credit cards		4,732		4,242		3,924		14,681		14,637

Total — Consumer		42,458		47,957		54,479		71,651		75,846

Total gross loans(4)	~~W~~	97,080	~~W~~	105,848	~~W~~	122,446	~~W~~	151,818	~~W~~	170,541

Notes:

(1)	Consists primarily of working capital loans, general purpose loans, bills purchased, trade-related notes and inter-bank loans.

(2)	Consists primarily of privately placed bonds, credit facility drawdowns and purchases of commercial paper or notes at a discount from its customers with recourse.

(3)	Consists of general unsecured loans and loans secured by collateral other than housing to retail customers.

(4)	As of December 31, 2006, 2007 and 2008, approximately 89.8%, 90.6% and 90.4% of our total gross loans, respectively, were Won-denominated.

Loan Portfolio

The total exposure of us or our banking subsidiaries to any single borrower and exposure to any single group of companies belonging to the same conglomerate is limited by law to 20% and 25%, respectively, of the Net Total Equity Capital (as defined in “— Supervision and Regulation”) under Korean GAAP on a consolidated basis.

Twenty Largest Exposures by Borrower

As of December 31, 2008, our 20 largest exposures, consisting of loans, securities and guarantees and acceptances, totaled ~~W~~39,899 billion and accounted for 17.1% of our total exposures. The following table sets forth our total exposures to these top 20 borrowers as of December 31, 2008.

													Impaired
													Loans and
			Loans in						Guarantees				Guarantees
	Loans in		Foreign		Equity		Debt		and		Total		and
	Won		Currency		Securities		Securities		Acceptances		Exposure		Acceptances
	(In billions of Won)

The Bank of Korea	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	9,420	~~W~~	—	~~W~~	9,420	~~W~~	—
Ministry of Strategy and Finance		—		—		—		6,429		29		6,458		—
Korea Development Bank		—		—		40		3,033		—		3,073		—
Industrial Bank of Korea		29		—		—		2,390		—		2,419		—
Hyundai Samho Heavy Industries Co., Ltd.		—		—		—		—		1,794		1,794		—
Kookmin Bank		63		—		—		1,712		—		1,775		—
Korea Deposit Insurance Corporation		28		—		—		1,568		—		1,596		—
Hyundai Heavy Industries Co., Ltd.		3		—		13		—		1,442		1,458		—
Hyundai Mipo Dockyard Co., Ltd.		—		—		4		—		1,364		1,368		—
Woori Bank		1		—		—		1,270		—		1,271		—
STX Offshore & Shipbuilding Co., Ltd.		20		1		—		—		1,217		1,238		—
Hana Bank		—		—		—		1,225		—		1,225		—
Samsung Heavy Industries Co., Ltd.		—		—		3		—		1,171		1,174		—
POSCO		—		2		781		90		260		1,133		—
Samsung Card Co., Ltd.		550		—		5		429		4		988		—
National Agricultural Cooperative Federation		2		—		—		826		7		835		—
Songdo Cosmopolitan City Development Inc.		714		—		—		—		—		714		—
Korea Exchange Bank		146		—		—		560		—		706		—
SH Corporation		600		—		—		52		—		652		—
SPP Plant & Shipbuilding Co. Ltd.		94		31		—		—		477		602		—

Total	~~W~~	2,250	~~W~~	34	~~W~~	846	~~W~~	29,004	~~W~~	7,765	~~W~~	39,899	~~W~~	—

Exposure to Main Debtor Groups

As of December 31, 2008, 10.6% of our total exposure was to the 43 main debtor groups, which are largely comprised of chaebols. The following table shows, as of December 31, 2008, our total exposures to the ten main debtor groups to which we have the largest exposure.

													Amounts of
													Impaired
													Loans and
			Loans in						Guarantees				Guarantees
	Loans in		Foreign		Equity		Debt		and		Total		and
Main Debtor Groups	Won		Currency		Securities		Securities		Acceptances		Exposure		Acceptances
	(In billions of Won)

Hyundai Heavy Industries	~~W~~	9	~~W~~	—	~~W~~	16	~~W~~	—	~~W~~	4,600	~~W~~	4,625	—
Samsung		943		343		305		473		1,472		3,536	—
Hyundai Motors		540		617		39		521		158		1,875	—
STX		180		18		32		—		1,328		1,558	—
SK		738		253		220		163		107		1,481	—
POSCO		79		4		783		90		329		1,285	—
Kumho Asiana		552		73		59		71		50		805	—
LG		165		349		29		46		102		691	—
Lotte		343		71		16		147		84		661	—
Aju		238		—		—		259		127		624	—

Total	~~W~~	3,787	~~W~~	1,728	~~W~~	1,499	~~W~~	1,770	~~W~~	8,357	~~W~~	17,141	—

Loan Concentration by Industry

The following table shows the aggregate balance of our corporate loans by industry concentration as of December 31, 2008.

			Percentage of Total
	Aggregate Loan		Corporate Loan
Industry	Balance		Balance
	(In billions of Won)		(Percentages)

Manufacturing	~~W~~	30,029	31.71%
Retail and wholesale		12,140	12.82
Real estate, leasing and service		18,712	19.76
Construction		7,374	7.79
Hotel and leisure(1)		3,454	3.65
Finance and insurance		5,331	5.63
Transportation, storage and communication		5,735	6.05
Other service		11,163	11.79
Other		757	0.80

Total	~~W~~	94,695	100.00%

Note:

(1)	Consists principally of hotels, motels and restaurants.

Loan Concentration by Size of Loans

The following table shows the aggregate balances of our loans by outstanding loan amount as of December 31, 2008.

			Percentage of Total
	Aggregate Loan		Corporate Loan
	Balance		Balance
	(In billions of Won)		(Percentages)

Commercial and industrial
Up to ~~W~~10 million	~~W~~	59	0.03%
Over ~~W~~10 million to ~~W~~50 million		1,408	0.83
Over ~~W~~50 million to ~~W~~100 million		2,281	1.34
Over ~~W~~100 million to ~~W~~500 million		11,785	6.91
Over ~~W~~500 million to ~~W~~1 billion		6,629	3.89
Over ~~W~~1 billion to ~~W~~5 billion		15,092	8.85
Over ~~W~~5 billion to ~~W~~10 billion		5,590	3.28
Over ~~W~~10 billion to ~~W~~50 billion		9,056	5.31
Over ~~W~~50 billion to ~~W~~100 billion		2,059	1.20
Over ~~W~~100 billion		1,507	0.88

Sub-total	~~W~~	55,466	32.52%

Other commercial
Up to ~~W~~10 million	~~W~~	83	0.05%
Over ~~W~~10 million to ~~W~~50 million		929	0.54
Over ~~W~~50 million to ~~W~~100 million		913	0.53
Over ~~W~~100 million to ~~W~~500 million		3,987	2.34
Over ~~W~~500 million to ~~W~~1 billion		2,263	1.33
Over ~~W~~1 billion to ~~W~~5 billion		6,254	3.67
Over ~~W~~5 billion to ~~W~~10 billion		4,240	2.49
Over ~~W~~10 billion to ~~W~~50 billion		11,103	6.51
Over ~~W~~50 billion to ~~W~~100 billion		3,453	2.02
Over ~~W~~100 billion		4,412	2.59

Sub-total	~~W~~	37,637	22.07%

Lease financing
Up to ~~W~~10 million	~~W~~	4	—
Over ~~W~~10 million to ~~W~~50 million		365	0.21%
Over ~~W~~50 million to ~~W~~100 million		256	0.15
Over ~~W~~100 million to ~~W~~500 million		148	0.09
Over ~~W~~500 million to ~~W~~1 billion		32	0.02
Over ~~W~~1 billion to ~~W~~5 billion		182	0.11
Over ~~W~~5 billion to ~~W~~10 billion		161	0.09
Over ~~W~~10 billion to ~~W~~50 billion		388	0.23
Over ~~W~~50 billion to ~~W~~100 billion		56	0.03
Over ~~W~~100 billion		—	—

Sub-total	~~W~~	1,592	0.93%

			Percentage of Total
	Aggregate Loan		Corporate Loan
	Balance		Balance
	(In billions of Won)		(Percentages)

Mortgage and home equity
Up to ~~W~~10 million	~~W~~	334	0.20%
Over ~~W~~10 million to ~~W~~50 million		6,299	3.69
Over ~~W~~50 million to ~~W~~100 million		8,859	5.19
Over ~~W~~100 million to ~~W~~500 million		19,181	11.25
Over ~~W~~500 million to ~~W~~1 billion		1,330	0.78
Over ~~W~~1 billion to ~~W~~5 billion		180	0.11
Over ~~W~~5 billion to ~~W~~10 billion		—	—
Over ~~W~~10 billion to ~~W~~50 billion		—	—
Over ~~W~~50 billion to ~~W~~100 billion		—	—
Over ~~W~~100 billion		—	—

Sub-total	~~W~~	36,183	21.22%

Other consumer
Up to ~~W~~10 million	~~W~~	4,198	2.46%
Over ~~W~~10 million to ~~W~~50 million		8,150	4.78
Over ~~W~~50 million to ~~W~~100 million		3,418	2.00
Over ~~W~~100 million to ~~W~~500 million		7,447	4.37
Over ~~W~~500 million to ~~W~~1 billion		904	0.53
Over ~~W~~1 billion to ~~W~~5 billion		748	0.44
Over ~~W~~5 billion to ~~W~~10 billion		100	0.06
Over ~~W~~10 billion to ~~W~~50 billion		61	0.04
Over ~~W~~50 billion		—	—
Over ~~W~~100 billion		—	—

Sub-total	~~W~~	25,026	14.68%

Credit cards(1)
Up to ~~W~~10 million	~~W~~	12,993	7.62%
Over ~~W~~10 million to ~~W~~50 million		886	0.52
Over ~~W~~50 million to ~~W~~100 million		48	0.03
Over ~~W~~100 million to ~~W~~500 million		76	0.04
Over ~~W~~500 million to ~~W~~1 billion		27	0.02
Over ~~W~~1 billion to ~~W~~5 billion		76	0.04
Over ~~W~~5 billion to ~~W~~10 billion		12	0.01
Over ~~W~~10 billion to ~~W~~50 billion		60	0.03
Over ~~W~~50 billion to ~~W~~100 billion		—	—
Over ~~W~~100 billion		459	0.27

Sub-total		14,637	8.58

Total	~~W~~	170,541	100.00%

Note:

(1)	Includes corporate credit card purchases.

Maturity Analysis

The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio as of December 31, 2008. The amounts disclosed are before deduction of attributable loan loss reserves.

	As of December 31, 2008
			Over 1 Year
			but Not More
	1 Year or Less		Than 5 Years		Over 5 Years		Total
	(In billions of Won)

Corporate:
Commercial and industrial	~~W~~	48,479	~~W~~	6,181	~~W~~	806	~~W~~	55,466
Other commercial		24,755		9,433		3,449		37,637
Lease financing		527		1,024		41		1,592

Total corporate	~~W~~	73,761	~~W~~	16,638	~~W~~	4,296	~~W~~	94,695

Consumer:
Mortgage and home equity	~~W~~	8,910	~~W~~	7,723	~~W~~	19,550	~~W~~	36,183
Other consumer		20,509		3,088		1,429		25,026
Credit cards		13,379		748		510		14,637

Total consumer	~~W~~	42,798	~~W~~	11,559	~~W~~	21,489	~~W~~	75,846

Total gross loans	~~W~~	116,559	~~W~~	28,197	~~W~~	25,785	~~W~~	170,541

We may roll over our working capital loans and retail loans (which are not payable in installments) after we conduct our normal loan reviews in accordance with our loan review procedures. Working capital loans of Shinhan Bank may be extended on an annual basis for an aggregate term of three years for unsecured loans and five years for secured loans and retail loans may be extended for additional terms of up to 12 months for an aggregate term of ten years for unsecured loans and secured loans.

Interest Rate Sensitivity

The following table shows our loans by interest rate sensitivity as of December 31, 2008.

	As of December 31, 2008
	Due Within 1 Year		Due After 1 Year		Total
	(In billions of Won)

Fixed rate loans(1)	~~W~~	42,222	~~W~~	10,090	~~W~~	52,312
Variable rate loans(2)		74,338		43,891		118,229

Total gross loans	~~W~~	116,560	~~W~~	53,981	~~W~~	170,541

Notes:

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term of the loan. Fixed rate loans include ~~W~~970 billion of loans due within one year and ~~W~~950 billion of loans due after one year, which are priced based on one or more reference rates which may vary at our discretion. However, as a matter of practice we generally do not change such reference rates during the life of a loan.

(2)	Variable or adjustable rate loans are for which the interest rate is not fixed for the entire term of the loan.

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

We do not generally request borrowers to make immediate repayment of the whole outstanding principal balances and related accrued interest on nonaccrual loans whose interest payments are past due for one to 14 days in case of commercial loans and 1 to 30 days in case of retail loans. Except where specified otherwise, the amount of such past due loans within the grace period is excluded from the amount of non-accrual loans disclosed in this document and from the basis for related foregone interest calculation.

Interest foregone is the interest due on nonaccrual loans that has not been accrued in our books of account. For the years ended December 31, 2004, 2005, 2006, 2007 and 2008, we would have recorded gross interest income of ~~W~~184 billion, ~~W~~186 billion, ~~W~~140 billion, ~~W~~155 billion, and ~~W~~202 billion, respectively, on loans accounted for on a nonaccrual basis throughout the respective years, or since origination for loans held for part of the year, had the loans been current with respect to their original contractual terms. The amount of interest income on those loans that was included in our net income for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 were ~~W~~142 billion, ~~W~~117 billion, ~~W~~107 billion, ~~W~~77 billion and ~~W~~109 billion, respectively.

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

	As of December 31,
	2004		2005		2006(3)		2007(3)		2008(3)
	(In billions of Won)

Loans accounted for on a nonaccrual basis
Corporate	~~W~~	1,681	~~W~~	1,475	~~W~~	1,187	~~W~~	1,181	~~W~~	1,457
Consumer		479		367		241		174		148
Credit cards		294		210		226		409		416

Sub-total		2,454		2,052		1,654		1,764		2,021

Accruing loans which are contractually past due one day or more as to principal or interest
Corporate(1)		55		32		56		98		122
Consumer(2)		17		32		55		67		46
Credit cards		76		3		—		—		—
Sub-total		148		67		111		165		168

Total	~~W~~	2,602	~~W~~	2,119	~~W~~	1,765	~~W~~	1,929	~~W~~	2,189

Notes:

(1)	Excludes past due loans within the grace period in the amount of ~~W~~334 billion, ~~W~~1,128 billion and ~~W~~1,119 billion as of December 31, 2006, 2007, and 2008, respectively.

(2)	Includes accruing loans which are contractually past due 90 days or more in the amount of ~~W~~12 billion, ~~W~~5 billion, ~~W~~5 billion, ~~W~~2 billion and ~~W~~10 billion, that are corporate loans as of December 31, 2004, 2005, 2006, 2007, and 2008, respectively.

(3)	Includes accruing loans which are contractually past due 90 days or more in the amount of ~~W~~6 billion, ~~W~~7 billion, ~~W~~23 billion, ~~W~~27 billion and ~~W~~13 billion, that are retail loans as of December 31, 2004, 2005, 2006, 2007 and 2008, respectively.

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

	As of December 31,
	2004		2005		2006		2007		2008
	(In billions of Won)

Loans not included in “nonaccrual and past due loans” but classified as “troubled debt restructurings”	~~W~~	916	~~W~~	735	~~W~~	111	~~W~~	124	~~W~~	557

For the year ended December 31, 2004, 2005, 2006, 2007 and 2008, interest income that would have been recorded under the original contract terms of restructured loans amounted to ~~W~~41 billion, ~~W~~26 billion, ~~W~~5 billion, ~~W~~5 billion and ~~W~~21 billion, respectively, out of which ~~W~~42 billion, ~~W~~22 billion, ~~W~~4 billion, ~~W~~2 billion and ~~W~~18 billion was reflected as our interest income, respectively.

Credit Exposures to Companies in Workout, Court Receivership and Composition

Our exposures in restructuring are managed and collected by our Corporate Credit Collection Department. As of December 31, 2008, 0.44% of our total loan, or ~~W~~747 billion, was under restructuring. The legal form of our restructurings is principally either workout, court receivership or composition.

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

The total loan amount currently undergoing workout as of December 31, 2008 was ~~W~~556 billion.

Court Receivership and Composition

The Debtor Rehabilitation and Bankruptcy Act, which took effect on April 1, 2006, was designed to consolidate all existing bankruptcy-related laws in Korea, namely the Corporate Reorganization Act, the Composition Act, the Bankruptcy Act and the Individual Debtor Recovery Act.

Under the Debtor Rehabilitation and Bankruptcy Act, composition proceedings have been abolished and recovery proceedings have been introduced to replace the court receiverships. In a recovery proceeding, unlike court receivership proceedings where the management of the debtor company was vested in a court appointed receiver, the existing chief executive officer of the debtor company may continue to manage the debtor company, provided, that (i) neither fraudulent conveyance nor concealment of assets existed, (ii) the financial failure of the debtor company was not due to gross negligence of such chief executive officer, and (iii) no creditors’ meeting was convened to request, based on reasonable cause, a court-appointed receiver to replace such chief executive officer. While a court receivership proceeding was permitted only with respect to joint stock companies (chushik-hoesa), the recovery proceeding may be commenced by any insolvent debtor. In addition, in an effort to meet the global standards, international bankruptcy procedures are introduced in Korea, under which a receiver of a foreign bankruptcy proceeding may, upon receiving Korean court’s approval of the ongoing foreign bankruptcy proceeding, apply for or participate in a Korean bankruptcy proceedings conducted in a Korean court. Similarly, a receiver in a domestic recovery proceeding or a bankruptcy trustee is allowed to perform its duties in a foreign country where an asset of the debtor is located to the extent the applicable foreign law permits.

However, any composition, corporate reorganization, bankruptcy and rehabilitation proceedings for individual debtors pending as of April 1, 2006, the effective date of the Debtor Rehabilitation and Bankruptcy Act, continue to proceed in accordance with the respective applicable laws.

The total loan amount currently subject to court receivership as of December 31, 2008 was ~~W~~62 billion.

The total amount currently subject to composition proceedings as of December 31, 2008 was ~~W~~15 billion.

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

Potential Problem Loans

As of December 31, 2008, we had ~~W~~242 billion of loans rated as normal or precautious by the guidelines of the Financial Services Commission, which are current as to payment of principal and interest but carries serious doubt as to the ability of the borrower to comply with repayment terms in the near future. These loans are classified as impaired and therefore included in the calculation of loan loss allowance under U.S. GAAP.

We have certain other interest-earning assets which, if they were loans, would be required to be disclosed as part of the nonaccrual, past due or troubled debt restructuring or potential problem loan disclosures provided above. As of December 31, 2008, the book value of such interest-earning assets on which interest was past due was ~~W~~34.7 billion.

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

Loan Classifications

For Korean GAAP and regulatory reporting purposes, we base our provisioning on the following loan classifications that classify corporate and retail loans as required by the Financial Services Commission.

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

Corporate Loans

We review corporate loans annually for potential impairment through a formal credit review; however, our loan officers also consider the credits for impairment throughout the year if information that may indicate an impairment event has occurred is presented.

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

— Loans individually identified for review and considered impaired

Consistent with the internal credit risk monitoring policies, we evaluate larger-balance impaired loans (which are impaired loans in excess of ~~W~~2 billion for all of our subsidiaries) individually for impairment. Loan loss allowances for these loans are generally established by discounting the estimated future cash flows (both principal and interest) we expect to receive using the loan’s effective interest rate. We consider the likelihood of all possible outcomes in determining our best estimate of expected future cash flows. Management consults closely with individual loan officers and reviews the cash flow assumptions used to ensure these estimates are valid.

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

The following table sets out, at the dates indicated, our loan loss allowances as a percentage of outstanding loans allocable to our corporate borrowers based on their loan classification.

	As of December 31,
	2006	2007	2008
	(Percentages)

Normal	3.11%	1.94%	0.77%
Precautionary	32.12	31.36	11.66
Substandard	38.55	37.28	23.27
Doubtful	76.00	83.78	81.97
Estimated loss	90.60	88.81	89.19

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

Retail Loans

Retail loans are segmented into the following product types for the purposes of evaluation of credit risk:

•	Mortgage and home equity loans; and

•	Other retail loans (consisting of unsecured and secured retail loans).

For loan losses on mortgages, home equity loans and other retail loans, we also establish allowances based on loss factors taking into consideration historical performance of the portfolio, previous loan loss history and charge-off information.

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

We consider a credit card or card loan to be delinquent if payment on such balance is not received on the date on which such payment was first due and the amount outstanding is greater than ~~W~~10,000. Our general policy is to be proactive in its collection procedures. We believe that card accounts which are in early stages of delinquency are easier to collect than those accounts which have been delinquent for a longer period of time and, therefore, we emphasize collections of such early stage accounts. However, we attempt to collect delinquent payments with increased efforts as the number of days past due increases. Efforts to collect from cardholders whose account balances are up to 30 days past due are generally made by our call centers at Shinhan Card. We use a collection scoring model which is intended to maximize the cost efficiency of collection from delinquent cardholders by classifying cardholders into three categories based on their credit score. For a delinquent accountholder with credit score of 1 or 2, we notify the cardholder of the delinquency within calendar 10 days of delinquency. For a delinquent cardholder with credit score of 3 or 4, we notify the cardholder of the delinquency within seven days of delinquency. For a delinquent cardholder with credit score of 5 or 6, we notify the cardholder of the delinquency within three days of delinquency. With the collection scoring model, we aim to minimize the number of card accounts which have been delinquent for a long period of time by proactively managing those cardholders with lower credit quality.

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

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) for all loans as of the dates indicated.

			Past Due		Past Due		Past Due More
	Current		Up to 3 Months		3-6 Months		Than 6 Months		Total
As of December 31,	Amount	%	Amount	%	Amount	%	Amount	%	Amount
			(In billions of Won, except percentages)

2004	94,480	97.32	855	0.88	431	0.45	1,314	1.35	97,080
2005	103,601	97.87	652	0.62	243	0.23	1,352	1.28	105,848
2006	120,222	98.18	971	0.79	172	0.14	1,081	0.89	122,446
2007	148,597	97.88	1,899	1.25	315	0.21	1,007	0.66	151,818
2008	167,064	97.96	2,120	1.24	420	0.25	937	0.55	170,541

Non-Performing Loans

Non-performing loans are defined as loans past due by more than 90 days. These loans are generally rated “substandard” or below.

The following table shows, as of the dates indicated, certain details of the total non-performing loan portfolio.

	As of December 31,
	2004		2005		2006		2007		2008
	(In billions of Won, except percentages)

Total non-performing loans	~~W~~	1,750	~~W~~	1,594	~~W~~	1,253	~~W~~	1,322	~~W~~	1,357
As a percentage of total loans		1.80%		1.51%		1.02%		0.87%		0.80%

Analysis of Non-Performing Loans

The following table sets forth, for the periods indicated, the total non-performing loans by type of borrower.

	As of December 31,
	2004					2005					2006					2007					2008
					Ratio of					Ratio of					Ratio of					Ratio of					Ratio of
			Non-		Non-			Non-		Non-			Non-		Non-			Non-		Non-			Non-		Non-
	Total		Performing		Performing	Total		Performing		Performing	Total		Performing		Performing	Total		Performing		Performing	Total		Performing		Performing
	Loans		Loans		Loans	Loans		Loans		Loans	Loans		Loans		Loans	Loans		Loans		Loans	Loans		Loans		Loans
	(In billions of Won, except percentages)

Corporate
Commercial and industrial	~~W~~	35,653	~~W~~	898	2.52%	~~W~~	35,728	~~W~~	868	2.43%	~~W~~	40,063	~~W~~	760	1.90%	~~W~~	48,485	~~W~~	748	1.54%	~~W~~	55,466	~~W~~	755	1.36%
Other commercial		17,988		468	2.60		21,409		387	1.81		27,319		256	0.94		30,312		272	0.90		37,637		332	0.88
Lease financing		981		19	1.94		754		8	1.06		585		8	1.37		1,370		7	0.51		1,592		5	0.31

Total corporate		54,622		1,385	2.54		57,891		1,263	2.18		67,967		1.024	1.51		80,167		1,027	1.28		94,695		1,092	1.15

Consumer Mortgage and home equity		22,180		126	0.57		25,840		111	0.43		30,097		68	0.23		31,495		45	0.14		36,183		40	0.11
Other consumer		15,546		155	1.00		17,875		172	0.96		20,458		119	0.58		25,475		85	0.33		25,026		54	0.22
Credit cards		4,732		84	1.78		4,242		48	1.13		3,924		42	1.07		14,681		165	1.12		14,637		171	1.17

Total consumer		42,458		365	0.86		47,957		331	0.69		54,479		229	0.42		71,651		295	0.41		75,846		265	0.35

Total	~~W~~	97,080	~~W~~	1,750	1.80%	~~W~~	105,848	~~W~~	1,594	1.51%	~~W~~	122,446	~~W~~	1,253	1.02%	~~W~~	151,818	~~W~~	1,322	0.87%	~~W~~	170,541	~~W~~	1,357	0.80%

Top 20 Non-Performing Loans

As of December 31, 2008, our 20 largest non-performing loans accounted for 20.7% of our total non-performing loan portfolio. The following table shows, at the date indicated, certain information regarding our 20 largest non-performing loans.

		(A) As of December 31, 2008
			Gross Principal		Allowance for
		Industry	Outstanding		Loan Losses
			(In billions of Won)

1	Borrower A	Manufacturing	~~W~~	48	~~W~~	48
2	Borrower B	Manufacturing		27		14
3	Borrower C	Manufacturing		19		5
4	Borrower D	Other service		16		6
5	Borrower E	Manufacturing		15		15
6	Borrower F	Construction		15		15
7	Borrower G	Manufacturing		13		6
8	Borrower H	Real estate, leasing and service		12		2
9	Borrower I	Construction		12		12
10	Borrower J	Manufacturing		11		7
11	Borrower K	Real estate, leasing and service		11		0
12	Borrower L	Other service		10		10
13	Borrower M	Finance and insurance		10		7
14	Borrower N	Retail and wholesale		10		2
15	Borrower O	Manufacturing		9		9
16	Borrower P	Real estate, leasing, service		9		0
17	Borrower Q	Retail and wholesale		9		2
18	Borrower R	Manufacturing		9		3
19	Borrower S	Real estate, leasing, and service		8		8
20	Borrower T	Manufacturing		8		8

			~~W~~	281	~~W~~	179

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

Notwithstanding the above, if a loan becomes non-performing, an officer at the branch level responsible for monitoring non-performing loans will commence due diligence on the borrower’s assets, send a notice demanding payment or a notice that we will take legal action or prepare for legal action.

At the same time, we also initiate our non-performing loan management process, which includes:

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

Once the details of a non-performing loan are identified, we pursue early solutions for recovery. Actual recovery efforts on non-performing loans are handled by several of our departments or units, depending on the nature of such loans and the borrower, among others.

The officers or agents of the responsible departments and units use a variety of methods to resolve non-performing loans, including:

•	making phone calls and paying visits to the borrower to request payment;

•	continuing to assess and evaluate assets of our borrowers; and

•	if necessary, initiating legal action such as foreclosures, attachments and litigation.

In order to promote speedy recovery on loans subject to foreclosures and litigation, our policy is to permit the branch responsible for handling these loans to transfer them to the relevant unit at headquarters or regional headquarters.

Our policy is to commence legal action three months after delinquency of payment on loans. For loans to insolvent or bankrupt borrowers or when we conclude that it is not possible to recover via normal procedures, we take prompt legal actions regardless of the grace period.

In addition to making efforts to collect on these non-performing loans, we also undertake measures to reduce the level of our non-performing loans, which include:

•	selling non-performing loans to third parties including the Korea Asset Management Corporation;

•	entering into asset-backed securitization transactions with respect to non-performing loans;

•	managing retail loans that are three months or more past due through Shinhan Credit Information under an agency agreement in the case of Shinhan Bank; and

•	using third-party collection agencies including the credit information companies.

Allocation of Allowance for Loan Losses

The following table presents the allocation of our loan loss allowance by loan type.

	As of December 31,
	2004			2005			2006			2007			2008
			Loans%			Loans%			Loans%			Loans%			Loans%
			of Total			of Total			of Total			of Total			of Total
	Amt.		Loans	Amt.		Loans	Amt.		Loans	Amt.		Loans	Amt.		Loans
	(In billions of Won, except percentages)

Corporate
Commercial and Industrial	~~W~~	1,065	36.72%	~~W~~	753	33.75%	~~W~~	900	32.72%	~~W~~	963	31.94%	~~W~~	1,592	32.53%
Other commercial		410	18.53		305	20.23		359	22.31		427	19.97		846	22.07
Lease financing		24	1.01		16	0.71		10	0.48		16	0.90		11	0.93

Total corporate		1,499	56.26		1,074	54.69		1,269	55.51		1,406	52.81		2,449	55.53

Consumer
Mortgages and home equity		36	22.85		19	24.41		4	24.58		4	20.75		8	21.22
Other consumer		368	16.01		183	16.89		175	16.71		150	16.77		149	14.67
Credit cards		408	4.88		236	4.01		127	3.20		539	9.67		595	8.58

Total consumer		812	43.74		438	45.31		306	44.49		693	47.19		752	44.47

Total allowance for loan losses	~~W~~	2,311	100.00%	~~W~~	1,512	100.00%	~~W~~	1,575	100.00%	~~W~~	2,099	100.00%	~~W~~	3,201	100.00%

Our total allowance for loan losses increased by ~~W~~1,102 billion, or 52.50%, to ~~W~~3,201 billion as of December 31, 2008 from ~~W~~2,099 billion as of December 31, 2007. During 2008, the allowance for loan losses increased by primarily as a result of the allowance made for troubled shipbuilding and construction companies and, to a lesser extent, an increase in the amount of total loan balance, particularly that of corporate loans. The increase in the corporate loan balance accounted for 77.59% of the increase in the total loan balance. During 2007, the allowance for loan losses increased by ~~W~~524 billion primarily as a result of an increase in the amount of total loan balance.

The total loan balance increased by ~~W~~29,372 billion in 2007, ~~W~~10,757 billion, or 36.6%, of which was accounted for by the increase in credit card loans as a result of the acquisition of LG Card. The allowance for corporate loan losses increased by ~~W~~137 billion, or 10.8%, from ~~W~~1,269 billion as of December 31, 2006 to ~~W~~1,406 billion as of December 31, 2007, primarily due to the increase in corporate loans, amounting to ~~W~~12,200 billion despite the improvement in asset quality. The allowance for corporate loan losses increased by ~~W~~1,043 billion, or 74.18%, from ~~W~~1,406 billion as of December 31, 2007 to ~~W~~2,449 billion as of December 31, 2008, primarily due to loans to troubled construction and shipbuilding companies and, to a lesser extent, an increase in the corporate loan balance.

Analysis of the Allowance for Loan Losses

The following table presents an analysis of our loan loss experience for each of the years indicated.

	2004		2005		2006		2007		2008
	(In billions of Won, except percentages)

Balance at the beginning of the period	~~W~~	3,631	~~W~~	2,311	~~W~~	1,512	~~W~~	1,575	~~W~~	2,099
Amounts charged against income		195		(255)		252		40		1,319
Allowance relating to loans repurchased from the Korea Asset Management Corporation		2		—		—		—		—

	2004		2005		2006		2007		2008
	(In billions of Won, except percentages)

Gross charge-offs:
Corporate:
Commercial and industrial		465		297		130		89		144
Other commercial		26		18		76		64		142
Lease financing		—		—		—		9		6
Consumer:
Mortgage and home equity		18		19		—		(2)		6
Other consumer		441		296		96		123		98
Credit cards		872		316		211		418		521

Total gross charge-offs		(1,822)		(946)		(513)		(701)		(917)

Recoveries:
Corporate:
Commercial and industrial		105		69		47		15		16
Other commercial		121		217		154		104		27
Lease financing		2		4		5		—		—
Consumer:
Mortgage and home equity		1		3		5		3		2
Other consumer		22		34		43		71		107
Credit cards		56		72		70		451		548

Total recoveries		307		399		324		644		700

Net charge-offs		(1,515)		(547)		(189)		(57)		(217)

Acquisition of Shinhan Life Insurance		—		3		—		—		—
Acquisition of LG Card		—		—		—		541		—

Balance at the end of the period	~~W~~	2,311	~~W~~	1,512	~~W~~	1,575	~~W~~	2,099	~~W~~	3,201

Ratio of net charge-offs during the period to average loans outstanding during the period		1.52%		0.53%		0.17%		0.04%		0.13%

Loan Charge-Offs

Our level of gross charge-offs increased from ~~W~~513 billion in 2006 to ~~W~~701 billion in 2007 primarily due to an increase in credit card charge-offs in 2007 primarily resulting from the acquisition of LG Card. Our level of gross charge-offs increased from ~~W~~701 billion in 2007 to ~~W~~917 billion in 2008 primarily due to an increase in charge-off for corporate loans and credit card loans.

Basic Principles

We attempt to minimize loans to be charged off, by practicing a sound credit approval process based on credit risk analysis prior to extending loans and a systematic management of outstanding loans.

Loans To Be Charged-Off

Loans are charged-off if they are deemed to be uncollectible by falling under any of the following categories:

•	loans for which collection is not foreseeable due to insolvency or bankruptcy, dissolution or the shutting down of the business of the debtor;

•	loans for which collection is not foreseeable due to the death or disappearance of debtors;

•	loans for which expenses of collection exceed the collectable amount;

•	loans on which collection is not possible through legal or any other means;

•	payments in arrears in respect of credit cards, which are overdue for more than six months;

•	payments outstanding on unsecured retail loans, which have been overdue for more than six months;

•	payments in arrears in respect of leases, which have been overdue for more than 12 months; or

•	the portion of loans classified as “estimated loss,” net of any recovery from collateral, which is deemed to be uncollectible.

Procedure for Charge-off Approval

An application for Shinhan Bank’s loans to be charged-off is submitted by a branch to the Corporate Credit Collection Department in the case of corporate loans and foreign branches, and Consumer Credit Collection Department in the case of individual loans. An application for charge off must be submitted pursuant to a timeline set by the applicable departments. The General Manager in charge of review evaluates the application. The General Manager of Audit and Examination Department conducts review of compliance with our internal procedures for charge-offs. The General Manager in charge of review gets approval from the President of Shinhan Bank.

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

U.S. GAAP Financial Statement Presentation

Our U.S. GAAP financial statements include as charges-offs all unsecured retail loans, including credit cards, which are overdue for more than six months. Leases are charged-off when past due for more than twelve months.

Investment Portfolio

Investment Policy

We invest in and trade Won-denominated and, to a lesser extent, foreign currency-denominated securities for our own account in order to:

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

Our investments in securities are also subject to a number of guidelines, including limitations prescribed under the Financial Holding Companies Act and the Banking Act. Under these regulations, a financial holding company may not invest in securities as defined in the Financial Investment Services and Capital Markets Act (other than those securities issued by its direct and indirect subsidiaries) in excess of the amount of its shareholders’ equity less the total amount of investment in subsidiaries, subject to certain exceptions. Generally, a financial holding company is prohibited from acquiring more than 5% of the total issued and outstanding shares of another company (other than its direct and indirect subsidiaries). Furthermore, under these regulations, Shinhan Bank must limit its investments in shares and securities with a maturity in excess of three years (other than monetary stabilization bonds issued by the Bank of Korea and national government bonds) to 60.0% of its total Tier I and Tier II capital. Generally, Shinhan Bank is also prohibited from acquiring more than 15.0% of the shares with voting rights issued by any other corporation (other than for the purpose of establishing or acquiring a subsidiary). Further information on the regulatory environment governing our investment activities is set out in “— Supervision and Regulation — Principal Regulations Applicable to Banks — Restrictions on Investments in Property,” “— Principal Regulations Applicable to Banks — Restrictions on Shareholdings in Other Companies,” “— Principal Regulations Applicable to Financial Holding Companies — Liquidity” and “— Principal Regulations Applicable to Financial Holding Companies — Restrictions on Shareholdings in Other Companies.”

Book Value and Market Value

The following table sets out the book value and market value of securities in our investment portfolio as of the dates indicated.

	As of				As of				As of
	December 31, 2006				December 31, 2007				December 31, 2008
	Book		Market		Book		Market		Book		Market
	Value		Value		Value		Value		Value		Value
	(In billions of Won)

Available-for-sale securities
Marketable equity securities	~~W~~	1,241	~~W~~	1,241	~~W~~	3,324	~~W~~	3,324	~~W~~	2,900	~~W~~	2,900
Debt securities:
Korean treasury and governmental agencies		4,397		4,397		4,206		4,206		6,254		6,254
Debt securities by financial institutions		7,243		7,243		10,051		10,051		15,550		15,550
Corporate debt securities		1,760		1,760		2,145		2,145		1,918		1,918
Debt securities issued by foreign government		29		29		48		48		123		123
Mortgage-backed and asset-backed securities		2,269		2,269		3,075		3,075		3,001		3,001

Total — Available-for-sale		16,939		16,939		22,849		22,849		29,746		29,746

	As of				As of				As of
	December 31, 2006				December 31, 2007				December 31, 2008
	Book		Market		Book		Market		Book		Market
	Value		Value		Value		Value		Value		Value
	(In billions of Won)

Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies		2,505		2,555		3,071		3,036		4,009		4,126
Debt securities by financial institutions		4,959		5,018		4,858		4,812		4,279		4,331
Corporate debt securities		64		64		110		105		245		247
Debt securities issued by foreign government		1		1		1		1		9		9
Mortgage-backed and asset-backed securities		52		52		184		212		154		160

Total — Held-to-maturity		7,581		7,690		8,224		8,166		8,696		8,873

Trading Securities
Marketable equity securities		507		507		655		655		705		705
Debt securities:
Korean treasury and governmental agencies		494		494		406		406		528		528
Financial institutions		1,022		1,022		3,033		3,033		3,279		3,279
Corporations		1,315		1,315		2,130		2,130		1,264		1,264
Mortgage-backed and asset-backed securities		74		74		1,966		1,966		889		889
Other trading assets(1)		62		62		30		30		59		59

Total — Trading		3,474		3,474		8,220		8,220		6,724		6,724

Total securities	~~W~~	27,994	~~W~~	28,103	~~W~~	39,293	~~W~~	39,235	~~W~~	45,166	~~W~~	45,343

Note:

(1)	Consists of commodity-indexed deposits.

Maturity Analysis

The following table categorizes our securities by maturity and weighted average yield as of December 31, 2008.

	As of December 31, 2008
							Over 5 but within
	1 Year or Less			Over 1 but within 5 yrs			10 yrs			Over 10 yrs			Total
			Weighted			Weighted			Weighted			Weighted			Weighted
	Carrying		Average	Carrying		Average	Carrying		Average	Carrying		Average	Carrying		Average
	Amount		Yield(1)	Amount		Yield(1)	Amount		Yield(1	Amount		Yield(1)	Amount		Yield(1
	(In billions of Won, except percentages)

Securities available for sale:
Korean Treasury securities and government agencies	~~W~~	866	4.35%	~~W~~	4,701	5.36%	~~W~~	676	5.73%	~~W~~	11	5.30%	~~W~~	6,254	5.26%
Debt securities issued by financial institutions		8,109	4.73		6,174	5.68		1,057	6.32		210	6.24		15,550	5.23
Corporate debt securities		347	5.06		1,486	5.10		85	4.82		—	—		1,918	5.08
Debt securities issued by foreign governments		42	4.08		50	5.40		31	5.28		—	—		123	4.89
Mortgage Backed Securities and Asset Backed Securities		1,096	1.15		1,846	3.76		58	3.74		1	3.20		3,001	2.81

Total		10,460	4.32%		14,257	5.26%		1,907	5.95%		222	6.18%		26,846	4.95%

Held-to-maturity securities:
Korean Treasury securities and government agencies		959	5.22%		2,551	5.53%		386	5.76%		113	5.33%		4,009	5.47%
Debt securities issued by financial institutions		1,196	5.49		2,456	5.90		417	6.65		210	5.68		4,279	5.85
Corporate debt securities		30	4.58		165	6.35		50	6.80		—	—		245	6.22
Debt securities issued by foreign governments		2	5.30		5	4.25		2	6.65		—	—		9	5.14
Mortgage Backed Securities and Asset Backed Securities		30	5.21		83	5.52		31	5.29		10	—		154	5.39

Total		2,217	5.36%		5,260	5.73%		886	6.22%		333	5.55%		8,696	5.68%

Trading securities:
Korean Treasury securities and government agencies		136	3.67%		383	4.16%		6	4.28%		3	5.44%		528	4.04%
Debt securities issued by financial institutions		2,771	3.77		482	4.26		26	8.26		—	—		3,279	3.88
Corporate debt securities		1,013	5.83		251	5.70		—	—		—	—		1,264	5.80
Mortgage Backed Securities and Asset Backed Securities		811	6.02		78	7.33		—	—		—	—		889	6.13

Total		4,731	4.61%		1,194	4.77%		32	7.55%		3	5.44%		5,960	4.65%

Total Debt Securities	~~W~~	17,408		~~W~~	20,711		~~W~~	2,825		~~W~~	558		~~W~~	41,502

Note:

(1)	The weighted-average yield for the portfolio represents the yield to maturity for each individual security, weighted using its amortized cost.

Concentrations of Risk

As of December 31, 2008, we held the following securities of individual issuers where the aggregate book value of those securities exceeded 10.0% of our stockholders’ equity at such date.

	As of December 31, 2008
	Book Value		Market Value
	(In billions of Won)

Name of issuer:
Bank of Korea	~~W~~	9,420	~~W~~	9,460
Korean Government		6,429		6,515
Korea Development Bank		3,073		3,079
Industrial Bank of Korea		2,390		2,393

Total	~~W~~	21,312	~~W~~	21,447

Our stockholders’ equity as of December 31, 2008 was ~~W~~17,652 billion.

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

The following table sets forth our credit-related commitments and guarantees as of the dates indicated.

	As of December 31,
	2006		2007		2008
	(In billions of Won)

Commitments to extend credit:
Corporate	~~W~~	55,580	~~W~~	65,611	~~W~~	49,873
Credit cards(1)		13,938		46,079		52,577
Consumer		6,127		6,968		8,350
Commercial letters of credit(2)		2,963		3,518		3,006
Standby letters of credit, other financial and performance guarantees and liquidity facilities to SPEs		5,353		12,573		14,859

Total	~~W~~	83,961	~~W~~	134,749	~~W~~	128,665

Notes:

(1)	Relates to the unused portion of credit card limits that may be cancelled by us after notice to the borrower if we determine that the borrower’s repayment ability is significantly impaired.

(2)	These are generally short-term and collateralized by the underlying shipments of goods to which they relate.

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

We also have guarantees that are recorded on the balance sheet at their fair value at inception which is amortized over the life of the guarantees. Such guarantees generally include standby letters of credit, other financial and performance guarantees and liquidity facilities to special purpose entities.

Standby letters of credit are irrevocable obligations to pay third party beneficiaries when our customers fail to repay loans or debt instruments, which are generally in foreign currencies. A substantial portion of these standby letters of credit are secured by underlying assets, including trade-related documents.

Other financial and performance guarantees are irrevocable assurance that we make payments to beneficiaries in the event that our customers fail to fulfill their obligations or to perform under certain contracts. Liquidity facilities to special purpose entities represent irrevocable commitments to provide contingent liquidity credit lines to special purpose entities established by our customers in the event that a triggering event such as shortage of cash occurs.

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

The following shows, as of December 31, 2008, the gross notional or contractual amounts of derivatives and foreign exchange contracts held or issued for (i) trading and (ii) nontrading that qualify for hedge accounting.

	As of December 31, 2008
	Underlying Notional		Estimated		Estimated
	Amount(1)		Fair Value Assets		Fair Value Liabilities
	(In billions of Won)

Trading:
Foreign exchange contracts:
Forward contracts	~~W~~	34,462	~~W~~	4,097	~~W~~	1,781
Options purchased		11,546		1,719		—
Options written		11,310		—		964

Sub-total		57,318		5,816		2,745

Interest rate contracts:
Swaps		115,704		1,857		2,123
Options purchased		5,631		88		—
Options written		7,469		—		95

Sub-total		128,804		1,945		2,218

Cross currency swaps		55,551		3,626		5,958
Equity contracts:
Swaps		2,167		385		294
Option purchased		782		170		—
Option written		1,432		—		321

Sub-total		4,381		555		615

	As of December 31, 2008
	Underlying Notional		Estimated		Estimated
	Amount(1)		Fair Value Assets		Fair Value Liabilities
	(In billions of Won)

Other derivatives:
Commodity swaps		—		—		—
Forward contracts		—		—		—
Options purchased		265		35		—
Options written		299		—		36

Sub-total		564		35		36

Credit derivatives:
Protection buy		—		—		—
Protection sell		108		—		39

Sub-total		108		—		39

Total	~~W~~	246,726	~~W~~	11,977	~~W~~	11,611

Nontrading:
Hedge accounting:
Interest rate swaps		100		4		—

Sub-total		100		4		—

Nontrading that do not qualify for hedge accounting(2):
Interest rate swaps		12,554		550		52
Forward contracts		25		—		7
Cross currency swaps		2,146		158		—

Total	~~W~~	14,825	~~W~~	712	~~W~~	59

Notes:

(1)	Notional amounts in foreign currencies were converted into Won at prevailing exchange rates as of December 31, 2008.

(2)	While we engage in derivatives trading activities to hedge the interest rate risk exposure that arises from our own assets and liabilities, as these nontrading derivative contracts do not qualify for hedge accounting under U.S. GAAP, they are accounted for as trading derivatives in the financial statements. These contracts include interest rate swaps, forward contracts and cross-currency swaps held for nontrading that do not qualify for hedge accounting treatment.

Funding

For our banking activities, we obtain funding from a variety of sources, both domestic and foreign. Our principal source of funding is customer deposits obtained from our banking operations. In addition, our banking subsidiaries acquire funding through call money, borrowings from the Bank of Korea, other short-term borrowings and other long-term debt.

Our primary funding strategy for our banking activities has been to achieve low-cost funding by increasing the average balances of low-cost retail customer deposits. Customer deposits accounted for 60.7% of our total funding as of December 31, 2006, 59.1% of our total funding as of December 31, 2007 and 59.6% of our total funding as of December 31, 2008. In the past, largely due to the lack of alternative investment opportunities for individuals and households in Korea, especially in light of the low interest rate environment and volatile stock market conditions, a substantial portion of such customer deposits were rolled over upon maturity and accordingly provided a stable source of funding for our banking subsidiaries. However, due to the increasing popularity of higher-yielding investment opportunities driven by the bullish stock market in 2007 and the first half of 2008, an increasing portion of customer deposits maintained at banks have shifted to money market funds and other brokerage accounts maintained at securities companies, which resulted in temporary difficulty in finding sufficient funding for Korean banks in general, including our banking subsidiaries. While customers have, in large part, reverted to bank deposits in times of sluggishness in the Korean stock market, we cannot assure you that there will not be significant outflows in bank deposits in the future resulting from upturns in the stock market or the availability of other attractive investment alternatives. In addition, at times of sudden and significant devaluations of Korean Won against the U.S. dollar as was the case recently amid the global liquidity crisis, Korean commercial banks, including our banking subsidiaries, had difficulties from time to time in refinancing or obtaining optimal amounts of foreign currency-denominated funding on terms commercially acceptable to us. While our banking subsidiaries currently are not facing liquidity difficulties in any material respect, if we or our banking subsidiaries are unable to obtain the funding we need on terms commercially acceptable to us for an extended period of time for reasons of Won devaluation or otherwise, we may not be able to ensure our financial viability, meet regulatory requirements, implement our strategies or compete effectively. See “Item 3. Key Information — Risk Factors — Risks Related to Our Overall Business — Changes in interest rates, foreign exchanges, bond and equity prices, and other market factors have affected and will continue to affect our business”

As of December 31, 2006, 2007 and 2008, ~~W~~5,390 billion, ~~W~~5,167 billion and ~~W~~5,100 billion, or 7.42%, 6.65% and 5.54%, respectively, of Shinhan Bank’s total deposits in Korean Won were deposits made by litigants in connection with legal proceedings in Korean courts. Court deposits carry interest rates, which are generally lower than market rates.

In addition, we acquire funding through borrowings and the issuances of debt and equity securities, primarily through Shinhan Bank. Our borrowings consist mainly of borrowings from financial institutions, the Korean government and Korean government-affiliated funds. Call money, which is available in both Won and foreign currencies, is obtained from the domestic call loan market, a short-term loan market for loans with maturities of less than one month. As for our long-term debt, it is principally in the form of corporate debt securities issued by Shinhan Bank. Since 1999, Shinhan Bank has actively issued and continues to issue long-term debt securities with maturities of over one year in the Korean fixed-income market. Shinhan Bank and we have maintained one of the highest credit ratings in the domestic fixed-income market since their inception in 1999 and 2001, respectively. As Shinhan Bank maintains one of the highest debt ratings in the fixed-income market in Korea, we believe that Shinhan Bank will be able to obtain replacement funding through the issuance of long-term debt securities. Shinhan Bank’s interest rates on long-term debt securities are in general 20 to 30 basis points higher than the interest rates offered on their deposits. However, since long-term debt are not subject to premiums paid for deposit insurance and the Bank of Korea reserves, we estimate that our funding costs on long-term debt securities are generally on par with our funding costs on deposits. In addition, we and Shinhan Bank may also issue long-term debt securities denominated in foreign currency in the overseas market. As of December 31, 2006, 2007 and 2008, our long-term debt amounted to ~~W~~32,574 billion, ~~W~~46,496 billion and ~~W~~49,652 billion, respectively.

Furthermore, we have also issued preferred shares, such as redeemable preferred shares and redeemable convertible preferred shares, as part of funding for major acquisitions, such as those for Chohung Bank and LG Card. See “Item 10. Additional Information — Articles of Incorporation — Description of Capital Stock — Description of Redeemable Preferred Stock” and “— Description of Capital Stock — Description of Redeemable Convertible Preferred Stock.”

We also have funding requirements for our credit card activities. We obtain funding for our credit card activities from a variety of sources, primarily in Korea. The principal sources of funding for Shinhan Card are debentures, asset-backed securitization, commercial papers (including call money), loans from the holding company and third-party borrowings, which amounted, on a managed basis under Korean GAAP, to ~~W~~7,755 billion, ~~W~~2,267 billion, ~~W~~1,031 billion, ~~W~~1,180 billion, ~~W~~175 billion, or 62.50%, 18.27%, 8.31%, 9.51% and 1.41%, respectively, of the funding for our credit card activities, as of December 31, 2008. Shinhan Financial Group’s AAA credit rating, which is the highest credit rating assigned by local rating agencies, benefits Shinhan Card with respect to our corporate debentures, third-party borrowing and commercial paper. We aim to reduce the exposure to asset-backed securitization as a funding source but otherwise continue to have a balanced mix of funding sources for credit card activities.

Deposits

Although the majority of our bank deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, providing our banking operation with a stable source of funding.

The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated.

	2006			2007			2008
	Average		Average Rate	Average		Average Rate	Average		Average Rate
	Balance(1)		Paid	Balance(1)		Paid	Balance(1)		Paid
	(In billions of Won, except percentages)

Interest-bearing deposits:
Interest-bearing demand deposits	~~W~~	7,964	0.46%	~~W~~	8,455	0.41%	~~W~~	5,786	0.78%
Savings deposits		27,279	2.21		30,583	2.05		30,877	2.32
Certificates of deposit		9,934	4.67		15,475	5.22		16,152	5.94
Other time deposits		39,644	3.84		44,397	4.55		60,437	4.94
Mutual installment deposits(2)		1,211	3.80		567	3.88		291	3.78

Total interest-bearing deposits(3)	~~W~~	86,032	3.08%	~~W~~	99,477	3.53%	~~W~~	113,543	4.15%

Notes:

(1)	Average balances are based on daily balances for Shinhan Bank and Jeju Bank and quarterly balances for other subsidiaries.

(2)	Mutual installment deposits are interest-bearing deposits offered by Shinhan Bank which enable customers to become eligible for loans while they maintain an account with us. The customer’s account does not have to secure loan amounts once made but is a requirement for loan eligibility. Prior to qualifying for a loan a customer must make required periodic deposits to the mutual installment account for a contracted term of less than five years. A customer is not required to fulfill the deposit term prior to requesting a loan from Shinhan Bank, but loan amounts and terms are not as favorable in the event of a loan request prior to completing the deposit contract term.

(3)	Under U.S. GAAP, interest-bearing assets do not include cover bills sold or bonds sold under repurchase agreements, which are offered to our customers as deposit products. These are reflected as short-term borrowings and secured borrowings, respectively.

For a breakdown of deposit products, see “— Business Overview — Our Principal Activities — Deposit-taking Activities,” except that cover bills sold are reflected on short-term borrowings and securities sold under repurchase agreements are reflected as secured borrowings.

Certificates of Deposit and Other Time Deposits

The following table presents the balance and remaining maturities of our other time deposits, certificates of deposit and mutual installment deposits which had a fixed maturity in excess of ~~W~~100 million or more as of December 31, 2008.

	As of December 31, 2008
					Mutual
	Certificates		Other Time		Installment
	of Deposit		Deposits		Deposits		Total
			(In billions of Won)

Maturing within three months	~~W~~	2,719	~~W~~	15,118	~~W~~	7	~~W~~	17,844
After three but within six months		3,264		3,034		4		6,302
After six but within 12 months		4,652		26,292		5		30,949
After 12 months		2,411		2,318		1		4,730

Total	~~W~~	13,046	~~W~~	46,762	~~W~~	17	~~W~~	59,825

A majority of our certificates of deposit accounts and other time deposits issued by our foreign offices is in the amount of US$100,000 or more.

Short-term Borrowings

The following table presents information regarding our short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated.

	2006								2007								2008
					Highest		Weighted						Highest		Weighted						Highest		Weighted
			Average		Balances		Average	Year-end			Average		Balances		Average	Year-end			Average		Balances		Average	Year-end
	Balance		Balance		at Any		Interest	Interest	Balance		Balance		at Any		Interest	Interest	Balance		Balance		at Any		Interest	Interest
	Outstanding		Outstanding(1)		Month-end		Rate(2)	Rate	Outstanding		Outstanding(1)		Month-end		Rate(2)	Rate	Outstanding		Outstanding(1)		Month-end		Rate(2)	Rate
	(in billions of Won, except for percentages)

Borrowings from BOK(3)	~~W~~	1,173	~~W~~	1,274	~~W~~	1,467	2.21%	0.10~2.75%	~~W~~	883	~~W~~	881	~~W~~	1,169	2.97%	0.10~3.25%	~~W~~	1,259	~~W~~	964	~~W~~	1,285	2.54%	0.10 - 2.75%

Call money		1,686		3,070		4,055	4.77%	0.35~5.44%		1,673		3,173		4,615	5.49%	0.75~10.25%		4,878		2,875		4,878	5.41	0.40 - 6.93%

Other borrowings(4)		8,136		9,344		15,992	3.03%	0.07~5.86%		13,245		12,756		13,245	3.93%	0.98~7.83%		17,088		17,874		19,839	4.12	1.08 - 8.10%

	~~W~~	10,995	~~W~~	13,688	~~W~~	21,514	3.92%		~~W~~	15,801	~~W~~	16,810	~~W~~	19,029	4.17%		~~W~~	23,225	~~W~~	21,713	~~W~~	26,002	4.22%

Notes:

(1)	Average outstanding balances are calculated using daily balances for Shinhan Bank and Jeju Bank and quarterly balances for other subsidiaries.

(2)	Weighted-average interest rates during this year are calculated by dividing the total interest expenses by the average amount borrowed.

(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.

(4)	Other short-term borrowings included borrowings from trust accounts, bills sold, borrowings in domestic and foreign currencies and short-term debentures.

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

Our groupwide risk management is guided by several principles, including:

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

Organization

Risk management and oversight begins with the Group Risk Management Committee of the board of directors at our holding company level. The Group Risk Management Committee establishes the overall risk management guidelines and risk limits applicable to the group and each subsidiary, while delegating the day-to-day risk management and oversight functions to the Deputy President of Risk Management and the Risk Management Team. The Deputy President of Risk Management discusses the risk management policies and strategies of the Group and its subsidiaries at the Group Risk Management Council, comprised of the Deputy President of Risk Management, as its chairperson, and the executive officers of risk management from its subsidiaries. The Risk Management Team provides support to the Group Risk Management Committee, the Deputy President of Risk Management and the Group Risk Management Council, oversees the overall risk management for the Group and coordinates the risk management strategies among the Group’s subsidiaries.

In order to maintain the groupwide risk at an appropriate level, we have established a hierarchical limit system, where the Group Risk Management Committee establishes risk limits for our holding company and each subsidiary, and each subsidiary establishes and manages more detailed risk limits by type of risk and type of product for each department and division within the respective subsidiary. In accordance with the group risk management policies and strategies, each subsidiary’s risk management committee establishes its own risk management policies and strategies in more detail and the respective risk management department implements those policies and strategies. The risk management department, operating independently from business operations of each subsidiary, monitors, assesses, manages and controls the overall risk of its operations and reports all major risk-related issues to the Group’s Risk Management Team, which then reports to the Deputy President of Risk Management.

The following table sets forth the levels of our risk management system.

Group Risk Management Committee

The Group Risk Management Committee consists of three outside directors of our holding company. The Group Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed. The Group Risk Management Committee makes decisions related to:

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

The results of Group Risk Management Committee meetings are reported to the board of directors of our holding company. The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

Group Risk Management Council

The Group Risk Management Council provides a forum for risk management executives from each subsidiary to discuss the group’s risk management guidelines and strategy in order to maintain consistency in the group risk policies and strategies. The Group Risk Management Council consists of our holding company’s Deputy President of Risk Management, as chairman, the executive officers in charge of risk management of each of our subsidiaries and the head of the Risk Management Team of the holding company. The Group Risk Management Council discusses:

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

Credit Risk Management of Shinhan Bank

Shinhan Bank’s credit risk management is guided by the following principles:

•	achieve profit level corresponding to the level of risks involved;

•	improve asset quality and achieve optimal industrial and rating loan portfolio;

•	focus on the small- and medium-sized enterprises and markets;

•	establish appropriate limits for investment securities;

•	avoid excessive loan concentration to a particular borrower or sector;

•	focus on borrower’s ability to repay the debt; and

•	financially support our select customers’ growth.

Major policies for Shinhan Bank’s credit risk management are determined by the Credit Policy Committee, the executive decision-making body for management of credit risk. The Credit Policy Committee is led by the Deputy President and head of the Risk Management Group. The Credit Policy Committee further consists of chief officers from eight business groups. Apart from the Credit Policy Committee, Shinhan Bank has a Credit Review Committee in place to perform credit review evaluation, thereby separating the credit policy decision-makings and loan approvals. Both committees make decisions by 2/3 or more votes of the attending members, which must constitute at least two-thirds of the committee members to satisfy the quorum.

Shinhan Bank performs credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations. Its credit risk management procedures include:

•	credit evaluation and approval;

•	credit review and monitoring; and

•	credit risk assessment and control.

Credit Evaluation and Approval

All loan applicants and guarantors are subject to credit review evaluation before approval of any loans. Credit evaluation of loan applicants are carried out on a separate level by Credit Officer and Senior Credit Officer and (senior) credit officer committees consisting of loan evaluation specialists from different areas. Loan evaluation is carried out by a group rather than by an individual level through objective and deliberate process. Shinhan Bank uses a credit scoring system for retail loans and credit-risk rating system for commercial loans.

Retail loans

Loan applications for retail loans are reviewed in accordance with Shinhan Bank’s credit scoring system and the objective statistics methodology regarding secured and unsecured loans maintained and operated by Shinhan Bank’s Retail Banking Division. The credit scoring system is an automated credit approval systems used to evaluate loan applications and determine the appropriate pricing for the loan.

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

For mortgage loans and loans secured by real estate, Shinhan Bank evaluates the value of the real estate offered as collateral for a loan using a database Shinhan Bank has developed, which contains information about real estate values throughout Korea. In addition, Shinhan Bank uses information from a third party provider of information about the real estate market in Korea, which gives Shinhan Bank up-to-date market value information for Korean real estate values. Staff from the processing centers appraises the real estate. In addition, for loans of ~~W~~5 billion or more, Shinhan Bank hires certified appraisers to review the appraisal value of real estate collateral that have an appraisal value exceeding ~~W~~10 billion, as initially determined by the processing centers. Shinhan Bank reevaluates internally, on a summary basis, the appraisal value of collateral at least every year.

For loans secured by securities, deposits or other assets other than real estate, Shinhan Bank requires borrowers to observe specified collateral ratios in respect of secured obligations.

Corporate loans

Shinhan Bank rates all of its corporate borrowers using a rating system. Shinhan Bank uses internally developed credit evaluation models to rate potential borrowers. The credit risk-rating systems take into account a variety of evaluation criteria in order to standardize credit decisions, by focusing on the quality of borrowers rather than the volume of loans. The systems include both quantitative factors based on the borrower’s financial and other data, and qualitative factors based on the judgment of Shinhan Bank’s credit officers. Financial evaluation factors Shinhan Bank considers include financial variables and ratios based on Shinhan Bank’s customer’s financial statements, such as return on assets and cash flow to total debt ratios. Non-financial evaluation factors include, among others, the industry in which the borrower operates, its competitive position in its industry, its operating and funding capabilities, the quality of its management and controlling stockholders (based in part on interviews with its officers and employees), technological capabilities and labor relations.

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

Loan approval process

Evaluations of general loans are approved after combined evaluation and approval of the relationship manager of each branch and the committee of the applicable business unit at Shinhan Bank. Depending on the size and the importance of the loan, the approval process passes through review of Credit Officer Committee or Senior Credit Officer Committee. In the case where the loan is considered significant or the amount exceeds the discretion limit of the Senior Credit Officer Committee, the credit evaluation is carried out at the highest decision-making credit approval body, the Credit Review Committee. The Credit Review Committee evaluates and approves large credits in excess of ~~W~~10 billion for unsecured and ~~W~~15 billion for secured lending. Meetings to approve these large credits are held twice a week. The Credit Review Committee makes decisions by two-thirds or more votes of the attending members, which must constitute at least two-thirds of the committee members to satisfy the quorum.

The chart below summarizes the credit approval process of our banking operation. The Senior Credit Officer and the Head of Business Division does not make individual decisions on loan approval, but is part of the decision-making process at the group level.

The reviewer at each level of the review process may approve loans up to a maximum amount per loan assigned to such level. The loan amount approval limit for each level of the loan approval process takes into account the credit level of the applicant based on credit review, the existence and value of collateral and the level of credit risk established by the credit rating system. The loan amount approval limit ranges from ~~W~~100 million for unsecured B− grade retail loans, which applies to approvals by the retail branch manager, to ~~W~~80 billion for secured AAA grade loans, which applies to approvals by the top-level credit review committee.

Credit Review and Monitoring

Shinhan Bank continually reviews and monitors existing credit risks primarily with respect to borrowers. In particular, Shinhan Bank’s automated early warning system conducts daily examination for borrowers using over

163 financial and non-financial factors, and the relationship manager and the credit officer must conduct periodic loan review and report to independent loan review team which analyzes in detail the results and adjusts credit rating accordingly. Based on these reviews, Shinhan Bank adjusts a borrower’s credit rating, credit limit, applied interest rates and credit policies. In addition, the group credit rating of the borrower’s group, if applicable, may be adjusted following a periodic review of the main debtor groups, mostly comprised of chaebols, as identified by the Governor of the Financial Supervisory Service based on their outstanding credit exposures, of which 43 were identified as such as of December 31, 2008. Shinhan Bank also continually reviews other factors, such as industry conditions in which borrowers operate and their domestic and overseas asset base and operations, to ensure that ratings are appropriate. The Credit Review Department provides credit review reports, independent of underwriting, to Chief Risk Officer on a monthly basis.

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

Credit Risk Assessment and Control

To assess credit risk in a systematic manner, Shinhan Bank has developed and upgraded systems designed to quantify credit risks based on selection and monitoring of various statistics, including delinquency rate, non-performing loan ratio, expected loan loss and weighted average risk rating.

Shinhan Bank controls loan concentration by monitoring and managing loans at two levels: portfolio level and individual loan account level. In order to prevent concentration of loans, Shinhan Bank has established a credit limit per country, industry, affiliates, corporation and financial institution, and has encouraged extension of credit to customers with good credit and reduction of credit to customers with less than good credit. In addition, Shinhan Bank utilizes the results of credit portfolio analysis in allocating asset quality based on forward looking criteria, increasing discretion and adjusting loan to value ratio.

Shinhan Bank measures credit risk using internally accumulated data. Shinhan Bank measures expected and unexpected losses with respect to total assets monthly, which Shinhan Bank refers to when setting risk limits for, and allocate capital to, its business groups. Expected loss is calculated based on the probability of default, the loss given default, the exposure at default and the past bankruptcy rate and recovery rate, and Shinhan Bank provides allowance for loan losses under Korean GAAP accordingly. Shinhan Bank selects the higher of the two provisioning levels, as determined by the Financial Supervisory Service requirement or Shinhan Bank’s internal calculation. Unexpected loss is predicted based on value at risk (“VaR”), which is used to determine compliance with the credit risk limits set for the entire Shinhan Bank as well as for each department thereof. Beginning on January 1, 2008, we use the “Monte Carlo” simulation method to compute the VaR, compared to the “historical” simulation method used previously, as the “Monte Carlo” method provides a more systematic method for reflecting concentration risks and correlation effects.

Credit Risk Management of Shinhan Card

Major policies for Shinhan Card’s credit risk management are determined by Shinhan Card’s Risk Management Council, and Shinhan Card’s Risk Management Committee is responsible for approving them. Shinhan Card’s Risk Management Council is comprised of the heads of Shinhan Card’s 12 business units. Shinhan Card’s Risk Management Council convenes at least once every month and may also convene on an ad hoc basis as needed. Shinhan Card’s Risk Management Committee is comprised of three Non-Standing Directors. Shinhan Card’s Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed.

The risk of loss from default by an obligor or counter-party is the greatest risk Shinhan Card faces. Shinhan Card’s credit risk management is guided by the following principles:

•	achieve profit level corresponding to the level of risks involved;

•	improve asset quality and achieve optimal asset portfolio; and

•	focus on borrower’s ability to repay the debt.

Credit Card Approval Process

An automated credit scoring system is used when processing credit card applications or credit card authorizations. The credit scoring system is divided into two sub-systems: the application scoring system and the behavior scoring system. The behavior scoring system is based largely on the credit history, and the application scoring system is based largely on personal information of the applicant. For card applicants with whom Shinhan Card has an existing relationship, the credit scoring system factors in internally gathered information such as repayment ability, total assets, the length of the existing relationship and the applicant’s contribution to profitability. The credit scoring system also automatically conducts credit checks on all credit card applicants. Shinhan Card gathers information about applicants’ transaction history with financial institutions, including banks and credit card companies, from a number of third party credit reporting agencies including, among others, National Information & Credit Evaluation Inc., the Korea Information Service and the Korea Credit Bureau. These credit checks reveal a list of the delinquent customers of all the credit card issuers in Korea.

If the credit score awarded to an applicant is above a minimum threshold, then the application is approved unless overridden by other policy factors such as delinquencies with other credit card companies. In respect of credit card applications by a long-standing customer with good credit history, Shinhan Card has discretion to waive the application of the awarded credit score unless overridden by other policy factors.

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

Loan Application Review and On-going Credit Review

Shinhan Card’s application review and on-going credit review processes for retail loans, installment purchase loans and personal leases use many of the same criteria used in the credit underwriting system and credit review system for credit card customers. For retail loans, installment purchase loans and personal leases provided to Shinhan Card’s cardholders, Shinhan Card reviews their card usage history in addition to other factors such as their income, occupation and assets.

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

Credit Risk Management of Good Morning Shinhan Securities

In accordance with the guidelines of the Financial Supervisory Service, Good Morning Shinhan Securities assesses its credit risks (including VaR analyses) and allocates the maximum limit for the credit amount at risk by department. Good Morning Shinhan Securities also assesses the counterparty risks in all credit-related transactions, such as loans, acquisitions financing and derivative transactions and takes corresponding risk management measures. Through its risk management system, Good Morning Shinhan Securities also closely monitors its credit risk exposures by counterparty, industry, conglomerates, credit ratings and country.

Market Risk Management

Market risk is the risk of loss generated by fluctuations in market prices such as interest rates, foreign exchange rates and equity prices. The principal market risks to which we are exposed are interest rate risk and, to a lesser extent, equity price risk, foreign exchange risk and commodity risk. These risks stem from our trading and non-trading activities relating to financial instruments such as loans, deposits, securities and financial derivatives. We divide market risk into risks arising from trading activities and risks arising from non-trading activities.

Our market risks arise primarily from Shinhan Bank, and to a lesser extent, Good Morning Shinhan Securities, our securities trading and brokerage subsidiary, which incurs market risk relating to its trading activities. For Shinhan Bank’s market risk management, Shinhan Bank’s Risk Management Committee establishes overall market risk management principles for both the trading and nontrading activities of Shinhan Bank. Based on these principles, Shinhan Bank’s Asset & Liability Management Committee, or the ALM Committee, assesses and controls market risks arising from trading and non-trading activities. The ALM Committee, which consists of 10 executive vice presidents and the head of the Treasury Department, is the executive decision-making body for Shinhan Bank’s risk management and asset and liability management operations. At least on a monthly basis, the ALM Committee reviews and approves reports, which include the position and VaR with respect to Shinhan Bank’s trading activities and the position, VaR, duration gap and market value analysis and net interest income simulation with respect to its non-trading activities. Shinhan Bank measures market risk with respect to all assets and liabilities in the bank accounts and trust accounts in accordance with the regulations promulgated by the Financial Services Commission.

Good Morning Shinhan Securities manages its market risk based on its overall risk limit established by its risk management committee as well as the risk limits and detailed risk management guidelines for each product and department established by its management’s committee. Good Morning Shinhan Securities assesses the adequacy of these limits at least annually. In addition, Good Morning Shinhan Securities assesses the market risks of its trading assets. The assessment procedure is based on the standard procedures set by the Financial Supervisory Services as well as an internally developed model. Good Morning Shinhan Securities assesses the risk amount and VaR, and manages the risk by setting a risk limit per sector as well as a VaR limit.

Shinhan Life Insurance manages its market risk based on its overall risk limit established by its risk management committee. Shinhan Life Insurance manages market risk in regard to assets that are subject to market valuation.

Shinhan Card does not have any assets with significant exposure to market risks and therefore does not maintain a risk management policy with respect to market risks.

We use Korean GAAP numbers on a non-consolidated basis for our market risk management and, unless otherwise specified, the numbers presented for quantitative market risk disclosure have been prepared in accordance with Korean GAAP on a non-consolidated basis.

Market Risk Exposure from Trading Activities

Shinhan Bank’s trading activities principally consist of:

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

Good Morning Shinhan Securities’ trading activities principally consist of trading for customers and for proprietary accounts equity and debt securities and derivatives based on stocks, stock indexes, interest rates and interest rate spreads.

As a result of these trading activities, Shinhan Bank is exposed principally to interest rate risk, foreign exchange risk and equity risk, and Good Morning Shinhan Securities is exposed principally to equity risk and interest rate risk.

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

Foreign exchange risk

Foreign exchange risk arises because of Shinhan Bank’s assets and liabilities, including derivatives such as foreign exchange forwards and futures and currency swaps, which are denominated in currencies other than the Won. Shinhan Bank manages foreign exchange risk on an overall position basis, including its overseas branches, by covering all of its foreign exchange spot and forward positions in both trading and non-trading accounts.

Shinhan Bank’s net foreign currency open position, which is the difference between its foreign currency assets and liabilities as offset against forward foreign exchange positions, is Shinhan Bank’s foreign exchange risk. The ALM Committee oversees Shinhan Bank’s foreign exchange exposure for both trading and non-trading activities by establishing limits for the net foreign currency open position, loss limits and VaR limits. The management of

Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets forth the limit for net open position by currency and the limits for currencies other than the U.S. dollars and Japanese yen are restrictive to minimize other foreign exchange trading.

The net open foreign currency positions held by the other subsidiaries are not significant. In the case of Shinhan Capital which incurs a considerable amount of foreign exchange exposure from its leasing business, it maintains its net exposure below US$1 million by hedging its foreign exchange positions using forwards and currency swaps.

The following table shows Shinhan Bank’s net foreign currency open positions as of December 31, 2006, 2007 and 2008. Shinhan Bank’s information for 2006 includes information for former Shinhan Bank for the three months ended March 31, 2006, which was merged into former Chohung Bank in April 2006. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
Currency	2006		2007		2008
	(In millions of US$)

U.S. dollars	US$	301.1	US$	20.4	US$	(41.6)
Japanese yen		(27.2)		(21.0)		(43.7)
Euro		25.5		18.9		(10.8)
Others		70.3		66.1		59.3

Total	US$	369.7	US$	84.4	US$	(36.8)

Equity risk

Equity risk for Shinhan Bank’s trading activities results from the trading of equity portfolio of Korean companies and Korea Stock Price Index futures and options. The trading equity portfolio consists of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and nearest-month or second nearest-month futures contracts under strict limits on diversification as well as limits on positions. This has been an area of particular focus due to the level of volatility in the stock market. In addition, Shinhan Bank pays close attention to the loss limits. Although Shinhan Bank holds a substantially smaller amount of equity securities than debt securities in its trading accounts, the VaR of trading account equity risk is generally higher than that of trading account interest rate risk due to high volatility in the value of equity securities. As of December 31, 2006, 2007 and 2008, Shinhan Bank held ~~W~~109.4 billion, ~~W~~33.6 billion and ~~W~~13.4 billion, respectively, of equity securities in its trading accounts (including the trust accounts).

Equity risk for Good Morning Shinhan Securities’ trading activities also results from the trading of equity portfolio of Korean companies and Korea Stock Price Index futures and options. As of December 2006, 2007 and 2008, the total amount of equity securities at risk held by Good Morning Shinhan Securities was ~~W~~6.5 billion, ~~W~~7.9 billion and ~~W~~1.7 billion, respectively.

Management of Market Risk from Trading Activities

The following tables present an overview of market risk, measured by VaR, from trading activities of Shinhan Bank and Good Morning Shinhan Securities, respectively, for the year ended and as of December 31, 2008. For market risk management purposes, Shinhan Bank includes its trading portfolio in bank accounts and assets in trust accounts for which it guarantees principal or fixed return in accordance with the Financial Services Commission regulations.

	Trading Portfolio VaR for the Year 2008
							As of
							December 31,
	Average		Minimum		Maximum		2008
	(In billions of Won)

Shinhan Bank:(1)
Interest rate	~~W~~	43.3	~~W~~	28.6	~~W~~	58.7	~~W~~	30.1
Foreign exchange(2)		12.2		0.6		55.7		53.2
Equities		15.8		6.1		27.5		15.9
Option volatility(3)		9.5		1.2		72.7		1.8
Less: portfolio diversification(4)		(26.1)		1.7		(91.1)		(54.2)

Total VaR(5)	~~W~~	54.7	~~W~~	38.2	~~W~~	123.5	~~W~~	46.8

Good Morning Shinhan Securities:(6)
Interest rate	~~W~~	8.1	~~W~~	3.7	~~W~~	14.0	~~W~~	7.3
Equities		17.8		15.0		26.8		12.1
Option volatility(3)		16.6		13.1		27.8		15.5
Less: portfolio diversification(4)		(30.0)		(26.7)		(39.7)		(26.2)

Total VaR	~~W~~	12.5	~~W~~	5.1	~~W~~	28.9	~~W~~	8.7

Notes:

(1)	Ten-day VaR results with a 99.9% confidence level.

(2)	Includes both trading and non-trading accounts as Shinhan Bank manages foreign exchange risk on a total position basis.

(3)	Volatility implied from the option price using the Black-Scholes or a similar model.

(4)	Calculation of portfolio diversification effects may occur on different days for different risk components. The Total VaRs are less than the simple sum of the risk component VaRs due to offsets resulting from portfolio diversification.

(5)	Includes trading portfolio in Shinhan Bank’s bank accounts and assets in trust accounts for which it guarantees principal or fixed return.

(6)	The average change in market value of Good Morning Shinhan’s portfolio was ~~W~~63.0 billion per day in 2008.

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

Value-at-risk analysis.  Shinhan Bank uses ten-day VaRs to measure its market risk. Shinhan Bank calculates VaRs on a daily basis based on data for the previous 12 months for the holding periods of ten days. A ten-day VaR is a statistically estimated maximum amount of loss that can occur for ten days under normal market conditions. We use a 99.9% confidence level to measure the VaRs, which means the actual amount of loss may exceed the VaR, on average, once out of 100 business days.

Good Morning Shinhan Securities uses one-day VaRs to measure its market risk. Good Morning Shinhan Securities calculates VaRs on a daily basis based on data for the previous 12 months for the holding periods of one day. We use a 99% confidence level to measure the VaRs for Good Morning Shinhan Securities. Good Morning Shinhan Securities is currently using a variance-covariance methodology called “delta-normal method” for its overall VaR calculation and uses historical simulation and “Monte Carlo” simulation for stress test and calculation of VaRs for individual risks of options. Variance-covariance method assumes a normal distribution of risks which may underestimate market risk when the distribution of market risk is not normal. This method also does not provide accurate analysis for risks of non-linear products such as options.

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

Shinhan Bank uses relatively simple but fundamental seven scenarios for stress test taking into account four market risk components such as foreign exchange rates, stock prices and Won-denominated and foreign currency-denominated interest rates. For the worst case scenario, we assumed instantaneous and simultaneous movements in the four market risk components — depreciation of Won by 20%, decrease in Korea Exchange Composite Index by 30%, and increases in Won-denominated and U.S. dollar-denominated interest rates by 200 basis point and 200 basis point, respectively. In the case of this worst-case scenario, the change in market value of Shinhan Bank’s trading portfolio was a decline of ~~W~~315.9 billion as of December 31, 2008. Shinhan Bank performs stress test at least monthly and reports the results to the ALM Committee and the Risk Management Committee.

Good Morning Shinhan Securities uses five scenarios for stress test taking into account two market risk components: stock prices and Won-denominated interest rates. As of December 31, 2008, for the worst case scenario, which was in the case of instantaneous and simultaneous drops in Korea Stock Price Index 200 by 10% and a 1% point increase in the three-year government bond yield, the change in market value of Good Morning Shinhan Securities’ trading portfolio was ~~W~~43.0 billion for one day.

Shinhan Life Insurance conducts a stress test semi-annually based on a “bad” scenario and a “worst-case” scenario, and the results of the stress test include expected losses and impacts on capital adequacy. Shinhan Life Insurance takes preemptive measures on the basis of the results from its stress tests.

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

Hedging and Derivative Market Risk

The principal objective of our groupwide hedging strategy is to manage its market risk within established limits. We use derivative instruments to hedge its market risk as well as to make profits by trading derivative products within pre-approved risk limits. Our derivative trading includes interest rate and cross-currency swaps, foreign currency forwards and futures, stock index and interest rate futures, and stock index and currency options.

While we use derivatives for hedging purposes, derivative transactions themselves incur market risk as we take trading positions and trade them for the purpose of making profits. These activities consist primarily of the following:

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

In relation to our adoption of SFAS No. 157, “Fair Value Measurements,” we have implemented internal processes which include a number of key controls designed to ensure that fair value is measured appropriately, particularly where a fair value model is internally developed and used to price a significant product.

Shinhan Bank assesses the adequacy of the fair market value of a new product derived from its internal model prior to the launch of such product. The assessment process involves the following:

•	computation of the dealing system market value (based on assessment by the quantitative analysis team of the adequacy of the formula and the model used to compute the market value as derived from the dealing system);

•	computation of the market value as obtained from an outside credit evaluation company; and

•	after comparison of the market value derived from the dealing system to the market value obtained from the outside credit evaluation company, determination as to whether to use the former market value based on inter-departmental agreement.

The dealing system market value, which is used officially by Shinhan Bank after undergoing the assessment process above, does not undergo a sampling process that confirms the value based on review of individual transactions, but is subject to an additional assessment procedure of comparing such value against the profits derived from the dealing systems based on the deal portfolio sensitivity.

Good Morning Shinhan Securities follows an internal policy as set by its Fair Value Evaluation Committee for computing and assessing the adequacy of fair value of all of its over-the-counter derivative products. Good Morning Shinhan Securities computes the fair value based on an internal model and internal risk management systems and assesses the adequacy of the fair value through cross-departmental checks as well as comparison against fair values obtained from outside credit evaluation companies.

See “Item 5. Operating Results — Critical Accounting Policies” and Notes 28 and 29 of the notes to our consolidated financial statements.

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

Market Risk Management for Non-trading Activities

Interest Rate Risk

Principal market risk from non-trading activities of Shinhan Bank is interest rate risk. Interest rate risk is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of Shinhan Bank. Shinhan Bank’s interest rate risk arises primarily due to differences between the timing of rate changes for interest-earning assets and interest-bearing liabilities.

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

Accordingly, Shinhan Bank measures and manages interest rate risk for non-trading activities by taking into account effects of interest rate changes on both its income and net asset value. Shinhan Bank measures and manages interest rate risk on a daily/monthly basis with respect to all interest-earning assets and interest-bearing liabilities in Shinhan Bank’s bank accounts (including derivatives denominated in Won which are interest rate swaps for the purpose of hedging) and in the trust accounts, except that it measures VaRs on a monthly basis. Most of Shinhan Bank’s interest-earning assets and interest-bearing liabilities are denominated in Won.

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

The following tables show Shinhan Bank’s interest rate gaps as of December 31, 2008 for (1) Won-denominated non-trading bank accounts, including derivatives for the purpose of hedging and (2) foreign currency-denominated non-trading bank accounts, including derivatives for the purpose of hedging.

Won-denominated non-trading bank accounts(1)

	As of December 31, 2008
	0-3		3-6		6-12		1-2		2-3		Over 3
	Months		Months		Months		Years		Years		Years		Total
	(In billions of Won, except percentages)

Interest-earning assets	~~W~~	115,845	~~W~~	13,238	~~W~~	11,909	~~W~~	11,619	~~W~~	4,920	~~W~~	11,603	~~W~~	169,133
Fixed rates		28,173		8,000		9,354		10,134		3,263		6,976		65,900
Floating rates		85,312		4,528		1,050		1,005		355		653		92,903
Interest rate swaps		2,360		710		1,505		480		1,302		3,973		10,330
Interest-bearing liabilities	~~W~~	79,629	~~W~~	22,148	~~W~~	28,256	~~W~~	12,126	~~W~~	8,125	~~W~~	12,902	~~W~~	163,186
Fixed liabilities		37,341		14,555		26,793		11,758		7,991		12,731		111,169
Floating liabilities		31,958		7,593		1,463		368		134		172		41,686
Interest rate swaps		10,330		—		—		—		—		—		10,330
Sensitivity gap		36,216		(8,910)		(16,347)		(507)		(3,205)		(1,300)		5,947
Cumulative gap		36,216		27,306		10,959		10,452		7,247		5,947
% of total assets		21.4%		16.1%		6.5%		6.2%		4.3%		3.5%

Foreign currency-denominated non-trading bank accounts(1)

	As of December 31, 2008
	0-3	3-6	6-12	1-3	Over 3
	Months	Months	Months	Years	Years	Total
	(In millions of US$, except percentages)

Interest-earning assets	$13,055	$2,580	$1,094	$1,153	$1,696	$19,578
Interest-bearing Liabilities	14,035	2,446	1,489	2,002	1,498	21,470
Sensitivity gap	(981)	134	(396)	(849)	198	(1,893)
Cumulative gap	(981)	(846)	(1,242)	(2,091)	(1,893)
% of total assets	(5.0)%	(4.3)%	(6.3)%	(10.7)%	(9.7)%

Note:

(1)	Includes merchant banking accounts

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

The following tables show duration gaps and market values of Shinhan Bank’s Won-denominated interest-earning assets and interest-bearing liabilities in its not-trading accounts as of December 31, 2008 and changes in these market values when interest rate increases by one percentage point.

Duration as of December 31, 2008 (for non-trading Won-denominated bank accounts(1))

Duration as of
December 31,
2008(1)
(In months)

Interest-earning assets	8.4
Interest-bearing liabilities	9.8
Gap	(1.4)

Market Value as of December 31, 2008 (for non-trading Won-denominated bank accounts(1))

	Market Value as of December 31, 2008(1)
			1% Point
	Actual		Increase		Changes
	(In billions of Won)

Interest-earning assets	~~W~~	173,319	~~W~~	172,164	~~W~~	(1,155)
Interest-bearing liabilities		168,332		167,043		(1,289)
Gap		4,987		5,121		134

Note:

(1)	Includes merchant banking accounts and derivatives for the purpose of hedging.

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

The following tables illustrate by way of an example the simulated changes in Shinhan Bank’s annual net interest income for 2009 with respect to Won-denominated interest-earning assets and interest-bearing liabilities, using Shinhan Bank’s net interest income simulation model, when it assumes (a) the maturity structure and funding requirement of Shinhan Bank as of December 31, 2008 and (b) the same interest rates as of December 31, 2008 and a 1% point increase or decrease in the interest rates.

	Simulated Net Interest Income for 2009
	(For Non-trading Won-denominated Bank Accounts)(1)
							Change in Net			Change in Net
	Assumed Interest Rates						Interest Income			Interest Income
									%			%
							Amount		Change	Amount		Change
			1%		1%		(1%		(1%	(1%		(1%
	No		Point		Point		Point		Point	Point		Point
	Change		Increase		Decrease		Increase)		Increase)	Decrease)		Decrease)
	(In billions of Won, except percentages)

Simulated interest income	~~W~~	9,664	~~W~~	10,782	~~W~~	8,545	~~W~~	1,118	11.6%	~~W~~	(1,119)	(11.6)%
Simulated interest expense		7,606		8,325		6,885		719	9.5%		(721)	(9.5)%
Net interest income		2,058		2,457		1,660		399	19.4%		(398)	(19.3)%

Note:

(1)	Excludes Merchant Banking account and derivatives for the purpose of hedging.

Shinhan Bank’s Won-denominated interest earning assets and interest-bearing liabilities in non-trading accounts have a maturity structure that benefits from an increase in interest rates, because the re-pricing periods of the interest-earning assets in Shinhan Bank’s non-trading accounts are shorter than those of the interest-bearing liabilities in these accounts. This is primarily due to a continuous decrease in interest rate in the recent years in Korea, which resulted in a significant increase in floating rate loans, resulting in the maturities or re-pricing periods of Shinhan Bank’s loans shorter. As a result, Shinhan Bank’s net interest income increases when the interest rates rise.

Interest Rate VaRs for Non-trading Assets and Liabilities

Shinhan Bank measures VaRs for interest rate risk from non-trading activities on a monthly basis. The following table shows, as of and for the year ended December 31, 2008, the VaRs of interest rate mismatch risk for other assets and liabilities, which arises from mismatches in the re-pricing dates of Shinhan Bank’s non-trading interest-earning assets and interest-bearing liabilities including available-for-sale investment securities. Under the Financial Services Commission regulations, Shinhan Bank includes in calculation of these VaRs interest-earning assets and interest-bearing liabilities in its bank accounts and its merchant banking accounts.

	VaR for the Year 2008(1)
							As of
	Average		Minimum		Maximum		December 31
	(In billions of Won)

Interest rate mismatch — nontrading assets and liabilities	~~W~~	296	~~W~~	152	~~W~~	402	~~W~~	234

Note:

(1)	One-year VaR results with a 99% confidence level.

Equity Risk

Substantially all of Shinhan Bank’s equity risk results from its equity portfolio of Korean companies. As of December 31, 2008, Shinhan bank held an aggregate amount of ~~W~~26 billion of equity shares in unlisted foreign companies.

The equity securities in Won held in Shinhan Bank’s investment portfolio consist of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and certain non-listed stocks. Shinhan Bank measures VaRs for all of these equity securities but does not manage most of the related risk using VaR limits, as most of these securities are held for reasons other than normal investment purposes. As of December 31, 2008, Shinhan Bank held equity securities in an aggregate amount of ~~W~~4,158 billion in its non-trading accounts, including equity securities in the amount of ~~W~~2,063 billion that it held, among other reasons, for management control purposes and as a result of debt-to-equity conversion as a part of reorganization proceedings of the companies to which it had extended loans.

As of December 31, 2008, Shinhan Bank held Won-denominated convertible bonds in the amount of ~~W~~2 billion and foreign currency exchangeable bonds in the amount of ~~W~~22 billion in its non-trading accounts. Shinhan Bank does not measure equity risk with respect to convertible and exchangeable bonds and the interest rate risk of these bonds are measured together with the other debt securities. As such, Shinhan Bank measures interest rate risk VaRs but not equity risk VaRs for these equity-linked securities.

The following table shows the VaRs of Shinhan Bank’s equity risk for listed equity for the year and as of December 31, 2008.

	VaR for the Year 2008(1)
							As of
	Average		Minimum		Maximum		December 31
	(In billions of Won)

Listed equities	~~W~~	671	~~W~~	484	~~W~~	1,146	~~W~~	880

Note:

(1)	Ten-day VaR results with a 99.9% confidence level.

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

Shinhan Bank manages its liquidity risk within the limits set on Won and foreign currency accounts in accordance with the regulations of the Financial Services Commission. The Financial Services Commission requires Korean banks to maintain a Won liquidity ratio of at least 100.0% and a foreign currency liquidity ratio of at least 85%. The Financial Services Commission defines the foreign currency liquidity ratio as foreign currency -denominated liquid assets (including marketable securities) due within three months divided by foreign currency -denominated liabilities due within three months. As for the Won liquidity ratio, prior to October 2008 the Financial Services Commission defined it as Won-denominated liquid assets (including marketable securities) due within three months divided by Won-denominated liabilities due within three months, but since October 2008 defines it as Won-denominated liquid assets (including marketable securities) due within one month divided by Won-denominated liabilities due within one month.

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

The following tables show Shinhan Bank’s liquidity status and limits for Won and foreign currency accounts (including derivatives) as of December 31, 2008 in accordance with the regulations of the Financial Services Commission.

Won-denominated accounts (including derivatives and merchant banking accounts(1))

	As of December 31, 2008
	0-1		1-3	3-6	6-12	1-3	Over 3	Substandard
Won-Denominated Accounts	Months		Months	Months	Month	Years	Years	or Below	Total
	(In billions of Won, except percentages)

Assets:	~~W~~	53,056	25,379	28,282	39,541	29,080	58,082	1,261	234,683
Liabilities:		49,398	19,251	18,023	49,185	25,692	56,622	—	218,171
For three months or less:
Liquidity gap		3,658
Liquidity ratio(2)		107.4%
Limit		100.0%

Foreign currencies-denominated accounts (including derivatives and merchant banking accounts(1))

	As of December 31, 2008
							Sub-
Foreign Currencies	7 Days	7 Days-	3	3-6	6-12	Over 1	Standard
Denominated Accounts:	or Less	1 Months	Months	Months	Months	Year	or Below	Total
			(In millions of US$, except percentages)

Assets:	$8,935	$7,463	$10,331	$7,202	$6,819	$17,050	$87	$57,888
Liabilities	7,974	8,390	10,661	6,032	6,789	18,234	—	58,080
For three months or less:
Assets			26,729
Liabilities			27,025
Liquidity ratio(2)			98.9%
Limit			85.0%

Notes:

(1)	Includes merchant banking accounts.

(2)	In October 31, 2008, the criteria for Won-denominated liquidity ratio was changed from three months of residual maturity to one month of residual maturity.

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

Good Morning Shinhan Securities manages its liquidity risk based by setting a limit of ~~W~~100 billion on each of its seven-day and one-month liquidity gap, a limit of 110% on its three-months liquidity ratio and a limit of ~~W~~100 billion on its liquidity VaR.

Our other subsidiaries fund their operations primarily through call money, bank loans, commercial paper, corporate debentures and asset-backed securities. Our holding company acts as a funding vehicle for long-term financing of our subsidiaries whose credit ratings are lower than the holding company, including Shinhan Card and Shinhan Capital, to lower the overall funding costs within regulatory limitations. Under the Monopoly Regulation and Fair Trade Act of Korea, however, a financial holding company is prohibited from borrowing funds in excess of 200% of its total stockholders’ equity. In addition, pursuant to our liquidity risk management policies designed to ensure compliance with required capital adequacy and liquidity ratios, we have set limits to the amount of liquidity support by our holding company to our subsidiaries to 70% of our total stockholders’ equity and the amount of liquidity support to a single subsidiary to 35% of our total stockholders’ equity.

In addition to liquidity risk management under the normal market situations, we have contingency plans to effectively cope with possible liquidity crisis. Liquidity crisis arises when we would not be able to effectively manage the situations with our normal liquidity management measures due to, among other reasons, inability to access our normal sources of funds or epidemic withdrawals of deposits as a result of various external or internal factors, including a collapse in the financial markets or abrupt deterioration of our credit. We have contingency plans corresponding to different stages of liquidity crisis, “cautionary stage,” “near-crisis stage” and “crisis stage,” based on the following liquidity indices:

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

The Group Internal Audit Department at our holding company, reporting directly to our Audit Committee, is directly responsible for overseeing our operational risk management with a focus on legal, regulatory, operational and reputational risks. Our holding company’s Audit Committee oversees and monitors our operational compliance with legal and regulatory requirements. At the holding company level, we define each subsidiary’s operational process and establish an internal review system applicable to each subsidiary. Each subsidiary’s operational risk is internally monitored and managed at the subsidiary level and the Group Internal Audit Activity continuously monitors the integrity of our subsidiaries’ operational risk management system. Our holding company’s Board of Directors and the Group Risk Management Committee establish our basic policies for operational risk management at the group level.

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

As of December 31, 2008, Shinhan Bank has conducted risk control self-assessments on its departments as well as domestic and overseas branch offices, from which it collects systematized data on all of its branch offices, and uses the findings from such self-assessments to improve the procedures and processes for the relevant departments or branch offices. In addition, Shinhan Bank has accumulated risk-related data since 2003, improved the procedures for monitoring operational losses and is developing risk simulation models. In addition, Shinhan Bank selects and monitors, at the department level, approximately 200 key risk indicators.

Good Morning Shinhan Securities, through its operational risk management system, conducts self-assessments of risks, collects loss data and manages key risk indicators. The operational risk management system is supervised by its audit department, compliance department and operational risk management department, as well as a risk management officer in each of Good Morning Shinhan Securities’ departments.

The audit committee of Shinhan Bank, which consists of three board members, including two outside directors, is an independent inspection authority that supervises Shinhan Bank’s internal controls and compliance with established ethical and legal principles. The audit committee performs internal audits of, among other matters, Shinhan Bank’s overall management and accounting, and supervises its Audit Department that assists Shinhan Bank’s audit committee. Shinhan Bank’s audit committee also reviews and evaluates Shinhan Bank’s accounting policies and their changes, financial and accounting matters and fairness of financial reporting.

Shinhan Bank’s Audit Committee and the Audit Department supervise and perform the following audits:

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

In addition to these audits and compliance activities, Shinhan Bank’s Audit Department designates operational risk management examiners to monitor the appropriateness of operational risk management frameworks and the functions and activities of the board of directors, relevant departments and business units, and conducts periodic checks on the operational risk and reports such findings. Shinhan Bank’s Audit Department also reviews in advance proposed banking products or other business or service plans with a view to minimizing operational risk.

As for Good Morning Shinhan Securities, its audit department conducts an annual inspection as to whether the internal policy and procedures of Good Morning Shinhan Securities relating to its overall operation risk management are being effectively complied. The inspection has a particular focus on the appropriateness of the scope of operational risks and the collection, maintenance and processing of relevant operating data.

General audits, special audits, day-to-day audits and real-time monitoring audits are performed by our examiners, and self-audits are performed by the self-auditors of the relevant operational departments.

In addition to internal audits and inspections, the Financial Supervisory Service conducts general annual audits of our and our subsidiaries’ operations. The Financial Supervisory Service also performs special audits as the need arises on particular aspects of our and our subsidiaries’ operations such as risk management, credit monitoring and liquidity. In the ordinary course of these audits, the Financial Supervisory Service routinely issue warning notices where it determines that a regulated financial institution or such institution’s employees have failed to comply with the applicable laws or rules, regulations and guidelines of the Financial Supervisory Service. We and our subsidiaries have in the past received, and expect in the future to receive, such notices and we have taken and will continue to take appropriate actions in response to such notices. For example, in January 2009, we reported to the Financial Supervisory Service that an employee at a regional branch of Shinhan Bank had embezzled approximately ~~W~~22 billion of Shinhan Bank’s funds. We expect to recover approximately ~~W~~5.7 billion of the embezzled fund. To date, we are waiting for the Financial Supervisory Service to issue a request for remedial measures.

We consider legal risk as a part of operational risk. The uncertainty of the enforceability of obligations of our customers and counterparties, including foreclosure on collateral, creates legal risk. Changes in laws and regulations could also adversely affect us. Legal risk is higher in new areas of business where the law is often untested in the courts although legal risk can also increase in our traditional business to the extent that the legal and regulatory landscape in Korea is changing and many new laws and regulations governing the banking industry remain untested. We seek to minimize legal risk by using stringent legal documentation, employing procedures designed to ensure that transactions are properly authorized and consulting legal advisers. The Compliance Department operates Shinhan Bank’s compliance inspection system. This system is designed to ensure that all of Shinhan Bank’s employees comply with the law. The compliance inspection system’s main function is to monitor the degree of improvement in compliance with the law, maintain internal controls (including ensuring that each department has established proper internal policies and that it complies with those policies) and educate employees about observance of the law. The Compliance Department also supervises the management, execution and performance of the self-audits. Good Morning Shinhan Securities also maintains a legal department and a compliance department to manage legal risks and compliance risks, respectively. The functions of these are department are similar to those of their counterparts at Shinhan Bank.

Upgrades and Integration of Risk Management

In December 2007, Shinhan Bank obtained approval from the Financial Supervisory Service to use an internal market risk evaluation model, and in April 2008, Shinhan Bank became the first commercial bank in Korea to obtain approval from the Financial Supervisory Service to use the foundation internal rating-based (“F-IRB”) method with respect to the Basel II credit risks related to loan portfolios of large companies, small- and medium-sized enterprises and retail outlets. In December 2008, Shinhan Bank applied for approval from the Financial Supervisory Service to use the advanced measurement approach (“AMA”) with respect to operational risks and is currently undergoing the review process.

The approval to use the internal market risk evaluation model enables Shinhan Bank to gain a pricing advantage compared to other banks, as this model makes it easier for Shinhan Bank to manage its capital and meet the BIS equity ratio through a differentiated risk assessment based on the borrower’s credit rating.

Since 2003, in anticipation of the Basel II requirements, Shinhan Bank has taken measures to improve its risk management system, including the design and operation of its credit evaluation model, quantitative modeling of risk factors and testing the adequacy of such factors, and management and monitoring of credit risks, to a level consistent with international practice. Consistent with this approach, since 2005, Shinhan Bank has been reflecting the cost of credit based on expected loss in the computation of its pre-tax profits and also adopted the Risk Adjusted Return on Capital (“RAROC”) system to evaluate risk adjustments.

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

SUPERVISION AND REGULATION

Principal Regulations Applicable To Financial Holding Companies

General

The Korean financial holding companies and their subsidiaries are regulated by the Financial Holding Companies Act (last amended on February 3, 2009, Law No. 9407). In addition, Korean financial holding companies and their subsidiaries are subject to the regulations and supervision of the Financial Services Commission and the Financial Supervisory Service.

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

The Financial Holding Companies Act requires every financial holding company (other than any financial holding company that is controlled by any other financial holding company) or its subsidiaries to obtain the prior approval from the Financial Services Commission before acquiring control of another company or to file with the Financial Services Commission a report within thirty (30) days after acquiring such control. Permission to liquidate or to merge with any other company must be obtained in advance from the Financial Services Commission. A financial holding company must report to the Financial Services Commission regarding certain events including:

•	when there is a change of its officers;

•	when there is a change of its largest shareholder;

•	when there is a change of major shareholders of a bank holding company;

•	when the shareholding of the controlling shareholder (which means, the largest shareholder or a principal shareholder as prescribed under the Financial Holding Companies Act) or a person who is in a special relationship with such controlling shareholder (as defined under the Presidential Decree of the Financial Holding Companies Act) changes by 1% or more of the total issued and outstanding voting shares of the financial holding company;

•	when there is a change of its name;

•	when there is a cause for dissolution; and

•	when it or its subsidiary ceases to control any of its respective direct and indirect subsidiaries by disposing of the shares of such direct and indirect subsidiaries.

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

Prior to January 1, 2007, all financial holding companies were required to meet the minimum Requisite Capital Ratio of 100%, as regulated by the Financial Services Commission.

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

A financial holding company may not invest in securities as defined in the Financial Investment Services and Capital Markets Act (other than those securities issued by its direct and indirect subsidiaries) in excess of the amount of its stockholders’ equity less the total amount of investment in subsidiaries, subject to certain exceptions such as capital reductions, a change in securities’ price, a merger of a financial holding company or an acquisition of all of the business by a financial holding company, a foreclosure of collateral or strict foreclosure of securities. A financial holding company whose investment exceeds the amount of its stockholders’ equity less the total amount of investment in subsidiaries as a result of these exceptions are required to take actions to comply with the foregoing limit within one year from the date it exceeded such limit.

Financial Exposure to Any Single Customer and Major Shareholders

Subject to certain exceptions, the total sum of credit (as defined in the Financial Holding Companies Act, the Banking Act, the Merchant Banking Act and the Financial Investment Services and Capital Markets Act, respectively) of a financial holding company and its direct and indirect subsidiaries which are banks, merchant banks or securities companies (“Financial Holding Company Total Credit”) extended to a single group of companies that belong to the same conglomerate as defined in the Monopoly Regulations and Fair Trade Act will not be permitted to exceed 25% of the Net Total Equity Capital.

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

(ii) in case of a bank, the capital amount which is the sum of tier I and tier II capital amounts determined according to the standards set by the BIS;

(iii) in case of a merchant bank, the capital amount which is the sum of tier I and tier II capital amounts determined according to the standards set by the BIS, subject to further adjustments determined by the Financial Services Commission; and

(iv) in case of a financial investment company with a dealing or brokerage license, the total asset amount less the total liability amount in the balance sheet as of the end of the most recent fiscal year and adjusted as determined by the Financial Services Commission, such as the amount of increase or decrease in paid-in capital after the end of the most recent fiscal year;

(b) less the sum of:

(i) the amount of shares of direct and indirect subsidiaries held by the financial holding company;

(ii) the amount of shares which are cross-held by each direct and indirect subsidiary that is a bank, a merchant bank or a financial investment company with a dealing or brokerage license; and

(iii) the amount of shares of a financial holding company held by such direct and indirect subsidiaries which are banks, merchant banks or financial investment companies with a dealing or brokerage license.

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

Furthermore, the total sum of credits (as defined under the Financial Holding Companies Act, the Banking Act, the Merchant Bank Act and the Financial Investment Services and Capital Markets Act, respectively) of a bank holding company controlling banks and its direct and indirect subsidiaries that are banks, merchant banks or financial investment companies with a dealing or brokerage license as applicable (“Bank Holding Company Total Credit”) extended to a “Major Shareholder” (together with the persons who have special relationship with such Major Shareholder) (as defined below) will not be permitted to exceed the smaller of (x) 25% of the Net Total Equity Capital and (y) the amount of the equity capital of the financial holding company multiplied by the shareholding ratio of such Major Shareholder, except in certain cases.

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

In addition, the total sum of the Bank Holding Company Total Credit extended to all of a bank holding company’s Major Shareholder must not exceed 25% of the Net Total Equity Capital. Furthermore, the bank holding company and its direct and indirect subsidiaries that intend to extend the Bank Holding Company Total Credit to the bank holding company’s Major Shareholder not less than the lesser of (i) the amount equivalent to 0.1% of the Net Total Equity Capital or (ii) ~~W~~5 billion, with respect to a single transaction, must obtain prior unanimous board resolutions and then immediately after the completion of the transaction, must file a report with the Financial Services Commission and publicly disclose the filing of such report (for example, through a website).

Restrictions on Transactions Among Direct and Indirect Subsidiaries and Financial Holding Company

Generally, a direct or indirect subsidiary of a financial holding company may not extend credit to the financial holding company which directly or indirectly controls such subsidiary. In addition, a direct and indirect subsidiary of a financial holding company may not extend credit to any other single direct or indirect subsidiary of the financial holding company in excess of 10% of its stockholders’ equity and to any other direct and indirect subsidiaries of the financial holding company in excess of 20% of its stockholders’ equity in the aggregate. The direct or indirect subsidiaries of a financial holding company must obtain an appropriate level of collateral for the credits extended to the other direct and indirect subsidiaries unless otherwise approved by the Financial Services Commission. The appropriate level of collateral for each type of such collateral is as follows:

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

Subject to certain exceptions, a direct or indirect subsidiary of a financial holding company is prohibited from owning the shares of any other direct or indirect subsidiaries (other than those directly controlled by the direct and indirect subsidiaries in question) in common control by the financial holding company. However, a direct or indirect subsidiary of a financial holding company may invest as a limited partner in a private equity fund that is a direct or indirect subsidiary of the same financial holding company. The transfer of certain assets subject to or below the precautionary criteria between the financial holding company and its direct or indirect subsidiary or between the direct and indirect subsidiaries of a financial holding company is prohibited except for (i) the transfer to an asset-backed securitization company, typically a special purpose entity, or the entrustment with a trust company, under the Asset-Backed Securitization Act, (ii) the transfer to a mortgage-backed securitization company under the Mortgage-Backed Securitization Company Act, ii) the transfer or in-kind contribution to a corporate restructuring vehicle under the Corporate Restructuring Investment Company Act or (iv) the acquisition by a corporate restructuring company under the Industrial Development Act.

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

Restrictions on Shareholdings by Direct and Indirect Subsidiaries

Generally, a direct subsidiary of a financial holding company is prohibited from controlling any other company; provided that a direct subsidiary of a financial holding company may control (as an indirect subsidiary of the financial holding company): (i) subsidiaries in foreign jurisdiction which are engaged in a financial business, (ii) certain financial institutions which are engaged in the business that the direct subsidiary may conduct without any licenses or permits, (iii) certain financial institutions whose business is related to the business of the direct subsidiary as prescribed under the Presidential Decree of the Financial Holding Companies Act (e.g., the companies which a bank subsidiary may control are limited to credit information companies, credit card companies, trust business companies, securities investment management companies, investment advisory companies, futures business companies, and asset management companies), (iv) certain financial institutions whose business is related to financial business as prescribed by the regulations of the Ministry of Strategy and Finance, (v) certain companies which are not financial institutions but whose business is related to the financial business of the financial holding company as prescribed by the Presidential Decree of the Financial Holding Companies Act (e.g. finance-related research company, finance-related information technology company, etc.) and (vi) private equity funds established in accordance with the Financial Investment Services and Capital Markets Act. Acquisition by the direct subsidiaries of such indirect subsidiaries requires prior permission from the Financial Services Commission or report to be submitted to the Financial Services Commission, depending on the types of the indirect subsidiaries and the amount of total assets of the indirect subsidiaries.

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

A subsidiary of a financial holding company may invest in a special purpose company as its largest shareholder for purposes of making investments under the Act on Private Investment in Social Infrastructure without being deemed as controlling such special purpose company.

In addition, a private equity fund established in accordance with the Financial Investment Services and Capital Markets Act is not considered to be a subsidiary of a financial holding company even if the financial holding company is the largest investor in the private equity fund unless the financial holding company is the asset management company for the private equity fund.

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

Restrictions on Financial Holding Company Ownership

Under the Financial Holding Companies Act, subject to certain exceptions, a financial institution may not control any financial holding company. In April 2007, the Financial Holding Companies Act was amended to permit foreign financial institutions to establish financial holding companies in Korea. Pursuant to the Presidential Decree of the Financial Holding Companies Act, which was also amended in November 2007 to reflect the change in the statute, a foreign financial institution can control a financial holding company if, subject to satisfying certain other conditions, it, together with its specially-related persons, holds 100% of the total shares in the financial holding company.

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

Financial Investment Services and Capital Markets Act

General

On July 3, 2007, the National Assembly of Korea passed the Financial Investment Services and Capital Markets Act, a new law consolidating six laws regulating capital markets. The Financial Investment Services and Capital Markets Act became effective as of February 4, 2009.

Consolidation of Capital Markets-Related Laws

Prior to the effective date of the Financial Investment Services and Capital Markets Act, separate laws regulated various types of financial institutions depending on the type of the financial institution (for example, securities companies, futures companies, trust business companies and asset management companies) and subject financial institutions to different licensing and ongoing regulatory requirements (for example, under the Financial Investment Services and Capital Markets Act, the Futures Business Act and the Indirect Investment Asset Management Business Act). By applying one uniform set of rules to the same financial business having the same economic function, the Financial Investment Services and Capital Markets Act attempts to improve and address issues caused by the previous regulatory system under which the same economic function relating to capital markets-related business were governed by multiple regulations. To this end, the Financial Investment Services and Capital Markets Act categorizes capital markets-related business into six different functions, as follows:

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

Accordingly, all financial business relating to financial investment products are reclassified as one or more of the Financial Investment Businesses described above, and financial institutions are subject to the regulations applicable to their relevant Financial Investment Businesses, irrespective of the type of the financial institution it is. For example, under the Financial Investment Services and Capital Markets Act, derivative businesses conducted by securities companies and future companies will be subject to the same regulations under the Financial Investment Services and Capital Markets Act, at least in principle.

The banking business and insurance business are not subject to the Financial Investment Services and Capital Markets Act and will continue to be regulated under separate laws; provided, however, that they may become subject to the Financial Investment Services and Capital Markets Act if their activities involve any financial investment businesses requiring a license based on the Financial Investment Services and Capital Markets Act.

Comprehensive Definition of Financial Investment Products

In an effort to encompass the various types of securities and derivative products available in the capital markets, the Financial Investment Services and Capital Markets Act sets forth a comprehensive term “financial investment products,” defined to mean all financial products with a risk of loss in the invested amount (in contrast to “deposits,” which are financial products for which the invested amount is protected or preserved). Financial investment products are classified into two major categories: (i) “securities” (relating to financial investment products where the risk of loss is limited to the invested amount) and (ii) “derivatives” (relating to financial investment products where the risk of loss may exceed the invested amount). As a result of the general and open-ended manner in which financial investment products are defined, any future financial product could potentially fall under the definition of financial investment products, which would enable Financial Investment Companies (as defined below) to handle a broader range of financial products. Under the Financial Investment Services and Capital Markets Act, securities companies, asset management companies, future companies and other entities engaging in any Financial Investment Business are classified as “Financial Investment Companies.”

New License System and the Conversion of Existing Licenses

Financial Investment Companies will be able to choose what Financial Investment Business to engage in (through the “check the box” method set forth in the relevant license application), by specifying the desired (i) Financial Investment Business, (ii) financial investment product and (iii) target customers to which financial investment products may be sold or dealt to (i.e., general investors or professional investors). Licenses will be issued under the specific business sub-categories described in the foregoing sentence. For example, it would be possible for a Financial Investment Company to obtain a license to engage in the Financial Investment Business of (i) dealing (ii) over the counter derivatives products (iii) only with professional investors.

Financial institution currently engaging in business activities constituting a Financial Investment Business have had to take certain steps, such as renewal of their license or registration, in order to continue engaging in such business activities even after the Financial Investment Services and Capital Markets Act became effective. Financial institutions that are not licensed Financial Investment Companies are not be permitted to engage in any Financial Investment Business, subject to the following exceptions: (i) banks and insurance companies are permitted to engage in certain categories of Financial Investment Business for a period not exceeding six months commencing on the effective date of the Financial Investment Services and Capital Markets Act; and (ii) other financial institutions that engaged in any Financial Investment Business prior to the effective date of the Financial Investment Services and Capital Markets Act (whether in the form of a concurrent business or an incidental business) are permitted to continue such Financial Investment Business for a period not exceeding six months commencing on the effective date of the Financial Investment Services and Capital Markets Act.

Expanded Business Scope of Financial Investment Companies

Under the previous regulatory regime in Korea, it was difficult for a financial institution to explore a new line of business or expand upon its existing line of business. For example, a financial institution licensed as a securities company generally could not engage in the asset management business. In contrast, under the Financial Investment Services and Capital Markets Act, pursuant to the integration of its current business involving financial investment products into a single Financial Investment Business, a licensed Financial Investment Company is permitted to engage in all types of Financial Investment Businesses, subject to satisfying relevant regulations for example, maintaining an adequate “Chinese Wall,” to the extent required. As to incidental businesses (i.e., a financial related business which is not a Financial Investment Business), the Financial Investment Services and Capital Markets Act generally allows a Financial Investment Company to freely engage in such incidental businesses by shifting away from the current positive-list system towards a more comprehensive system. In addition, a Financial Investment Company is permitted (i) to outsource marketing activities by contracting “introducing brokers” that are individuals but not employees of the Financial Investment Company, (ii) to engage in foreign exchange business related to their Financial Investment Business and (iii) to participate in the settlement network, pursuant to an agreement among the settlement network participants.

Improvement in Investor Protection Mechanism

While the Financial Investment Services and Capital Markets Act widens the scope of financial businesses in which financial institutions are permitted to engage, a more rigorous investor-protection mechanism is imposed upon Financial Investment Companies dealing in financial investment products. The Financial Investment Services and Capital Markets Act distinguishes general investors form sophisticated investors and provides new or enhanced protections to general investors. For instance, the Financial Investment Services and Capital Markets Act expressly provides for strict know-your-customer rules for general investors and imposes an obligation that Financial Investment Companies should market financial investment products suitable to each general investor considering his/her investment objective, net worth, investment experience etc.. Under the Financial Investment Services and Capital Markets Act, a Financial Investment Company can be held liable if a general investor proves (i) damage or losses relating to such general investor’s investment in financial investment products solicited by such Financial Investment Company and (ii) absence of explanation, false explanation, or omission of material fact (without having to prove fault or causation). In case there are any conflicts of interest between the Financial Investment Companies and investors, the Financial Investment Services and Capital Markets Act expressly requires (i) disclosure of any conflict of interest to investors and (ii) mitigation of conflicts of interest to a comfortable level or abstention from the relevant transaction.

Other Regulatory Changes Related to Securities and Investments

The Financial Investment Services and Capital Markets Act changed various securities regulations including those relating to public disclosure, insider trading and proxy contests, which were previously governed by the Financial Investment Services and Capital Markets Act. For example, the 5% and 10% reporting obligations under the Financial Investment Services and Capital Markets Act are more stringent under the Financial Investment Services and Capital Markets Act. For example, the number of events requiring an investor to update its 5% report are increased under the Financial Investment Services and Capital Markets Act. Previously, only a change in the shareholding of 1% or more or in the purpose of shareholding (such as an intention to influence management) could trigger the obligation to update the 5% report. The Government has issued detailed regulations stipulating additional events requiring updates to 5% reports, such as the change in the type of holding and change in any major aspect of the relevant contract. As for the 10% report filing obligation, the initial filing is expected to be required to be made within five business days of the date of the event triggering the 10% reporting obligation, compared to 10 calendar days under the previous law. The due date for reporting a subsequent change after the initial 10% report filing is reduced from the 10th day of the first month immediately following the month in which such change took place to five business days of the date of such change. Under the previous law, there are limitation on the type of investment vehicles that could be used in a collective investment scheme (namely, to trusts and corporations), the type of funds that can be used for collective investment, and the types of assets and investment securities a fund can invest in. However, the Financial Investment Services and Capital Markets Act significantly liberalizes these restrictions, permitting all legal entities, including limited liability companies or partnerships, to be used for the purpose of collective investments, allowing the formation of fund complexes and permitting investment funds to invest in a wide variety of different assets and investment instruments.

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

In addition to minimum capital requirements, all banks including foreign bank branches in Korea are required to maintain a prescribed solvency position. A bank must also set aside as its legal reserve an amount equal to at least 10% of its net profits after tax each time it pays dividends on net profits earned until such time when the reserve equals the amount of its total paid-in capital.

Under the Banking Act, the capital of a bank is divided into two categories: Tier I and Tier II capital. Tier I capital (core capital) consists of stockholders’ equity, capital surplus, retained earnings, equity representing new types of equity securities deemed to be functionally equivalent to capital which are designated by the Financial Services Commission and undistributed stock dividends. Tier II capital (supplementary capital) consists of revaluation reserves, gain on valuation of investment in securities, allowance for bad debts set aside for loans classified as “normal” or “precautionary’’, perpetual subordinated debt, cumulative preferred shares, redeemable preferred shares (with a right to redeem after the fifth anniversary of the date of issuance) and certain other subordinated debt.

All banks must meet standards regarding minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with the Financial Services Commission requirements that have been formulated based on the Bank for International Settlement (“BIS”) Standards. These standards were adopted and became effective in 1996. Under these regulations, all domestic banks and foreign bank branches were required to meet the minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8%.

The Financial Services Commission amended the Regulation on the Supervision of the Banking Business in November 2002 to include a more conservative risk-weighting system on certain newly extended mortgage and home equity loans, requiring Korean banks to apply the risk-weighted ratio of 50%, 60%, or 70% in respect of home mortgage loans depending on the borrowers’ debt ratios and whether the home mortgage loans are overdue.. On June 28, 2007, the Financial Services Commission further amended the Enforcement Detailed Rules on the Supervision of the Banking Business, and, as a result, Korean banks have been applying the following risk-weight ratios in respect of their home mortgage loans starting from 1st January, 2008:

(1) for those banks adopting a standardized approach for calculating credit risk capital requirements, the risk-weight ratio of 35%; and

(2) for those banks adopting an internal ratings-based approach for calculating credit risk capital requirements, a risk-weight ratio calculated with reference to the probability of default, loss given default and exposure at default, each as defined in the Enforcement Detailed Rules on the Supervision of the Banking Business.

In Korea, Basel II, the new convention entered into by the Basel committee in June 2004 for the purpose of improving risk management and increasing capital adequacy of banks, was implemented in January 2008. Pursuant to Basel II, operational risk, such as inadequate procedure, loss risk by employees, internal system, occurrence of unexpected event, as well as credit risk and market risk, is taken into account in calculating the risk-weighted assets, in addition to maintaining the capital adequacy ratio of 8% for banks. Under Basel II, the capital requirements for credit risk can be calculated by the internal rating based (IRB) approach or the standardized approach.

Under the standardized approach, home mortgage loans fully secured by the residential property, which is or will be occupied by the borrower, are risk-weighted at 35%.

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

The Financial Services Commission requires each Korean bank to maintain a Won liquidity ratio (defined as Won assets due within one month, including marketable securities, divided by Won liabilities due within one month) of not less than 100% and to make monthly reports to the Financial Supervisory Service. The Financial Services Commission also requires each Korean bank to (1) maintain a foreign-currency liquidity ratio due within three months (defined as foreign-currency liquid assets due within three months divided by foreign-currency liabilities due within three months) of not less than 85%, (2) maintain a ratio of foreign-currency liquid assets due within seven days (defined as foreign-currency liquid assets due within seven days less foreign-currency liabilities due within seven days, divided by total foreign-currency assets) of not less than 0% and (3) maintain a ratio of foreign-currency liquid assets due within a month (defined as foreign-currency liquid assets due within a month less foreign currency liabilities due within a month, divided by total foreign-currency assets) of not less than negative 10%. The Financial Services Commission also requires each Korean bank to submit monthly reports with respect to maintenance of these ratios.

The Monetary Policy Committee is authorized to fix and alter minimum reserve requirements that banks must maintain against their deposit liabilities. The current minimum reserve ratio is 7.0% of average balances for Won-denominated demand deposits outstanding, 0.0% of average balances for Won-denominated employee asset establishment savings deposits, employee long-term savings deposits, employee house purchase savings deposits, long-term house purchase savings deposits, household long-term savings deposits and employee preferential savings deposits outstanding and 2.0% of average balances for Won-denominated time and savings deposits, mutual installments, housing installments and certificates of deposit outstanding. For foreign currency deposit liabilities, a 2.0% minimum reserve ratio is applied to savings deposits outstanding and a 7.0% minimum reserve ratio is applied to demand deposits, while a 1.0% minimum reserve ratio is applied for offshore accounts, immigrant accounts and resident accounts opened by foreign exchange banks.

Financial Exposure to Any Single Customer and Major Shareholders

Under the Banking Act, the sum of material credit exposures by a bank, namely, the total sum of its credits to single individuals, legal entities or business groups that exceed 10% of the sum of Tier I and Tier II capital (less any capital deductions), must not exceed five times the sum of Tier I and Tier II capital (less any capital deductions), subject to certain exceptions. Subject to certain exceptions, no bank is permitted to extend credit (including loans, guarantees, purchases of securities (only in the nature of a credit) and such other transactions which directly or indirectly create credit risk) in excess of 20% of the sum of Tier I and Tier II capital (less any capital deductions) to a single individual or legal entity, and no bank may grant credit in excess of 25% of the sum of Tier I and Tier II capital (less any capital deductions) to a single group of companies that belong to the same conglomerate as defined in the Monopoly Regulations and Fair Trade Act.

Under the Banking Act, which became effective on July 28, 2002, certain restrictions apply to extending credits to a major shareholder. The definition of a “major shareholder” is as follows:

•	a shareholder holding (together with persons who have a special relationship with such shareholder as defined in the Presidential Decree of the Banking Act) in excess of 10% (or in the case of regional banks, 15%) in the aggregate of the bank’s total issued and outstanding voting shares; or

•	a shareholder holding (together with persons who have a special relationship with such shareholder as defined in the Presidential Decree of the Banking Act) more than 4% in the aggregate of the total issued and outstanding voting shares of a bank (other than a regional bank), where such shareholder is the largest shareholder or is able to actually control the major business affairs of the bank, for example, through appointment and dismissal of the chief executive officer or of the majority of the executives.

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

Lending to Small- and Medium-Sized Enterprises

In order to obtain funding from the Bank of Korea at concessionary rates for their small- and medium-sized enterprise loans, banks are required to extend to small- and medium-sized enterprises a certain minimum percentage of any monthly increase in their Won-denominated lending. Currently, this minimum percentage is 45% in the case of national banks and 60% in the case of regional banks. If a bank does not comply with the foregoing, all or a portion of the Bank of Korea funds provided to such bank in support of loans to small-and medium-sized enterprises may have to be prepaid to the Bank of Korea or the credit limit from the Bank of Korea for such bank may be decreased.

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

The Banking Act provides that a bank using its bank accounts and its trust accounts is not permitted to acquire the shares issued by the Major Shareholder of such bank in excess of an amount equal to 1% of the sum of Tier I and Tier II capital (less any capital deductions).

Restrictions on Bank Ownership

Under the Banking Act, subject to certain exceptions, a single shareholder and persons who stand in a special relationship with such shareholder (as described in the Presidential Decree to the Banking Act) may acquire beneficial ownership of up to 10% of a national bank’s total issued and outstanding shares with voting rights and up to 15% of a regional bank’s total issued and outstanding shares with voting rights. The government, the Korea Deposit Insurance Corporation and financial holding companies qualifying under the Financial Holding Companies Act are not subject to such ceilings. However, non-financial business group companies (i.e., (1) any same shareholder group with an aggregate net assets of all non-financial companies belonging to such group of not less than 25% of the aggregate net assets of all corporations that are members of such group, (2) any group with aggregate assets of all non-financial companies belonging to such group of not less than ~~W~~2 trillion or (3) any mutual fund in which a same shareholder group, as described in items (1) and (2) above, owns more than 4% of the total shares issued and outstanding) may not acquire beneficial ownership of shares of a national bank in excess of

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

Deposit Insurance System

The Depositor Protection Act provides, through a deposit insurance system, insurance for certain deposits of banks in Korea. Under the Depositor Protection Act, all banks governed by the Banking Act, including Shinhan Bank and Jeju Bank, are required to pay to the Korea Deposit Insurance Corporation an insurance premium on a quarterly basis at such rate as determined by the Presidential Decree to the Depositor Protection Act, which shall not exceed 0.5% of the bank’s insurable deposits in any given year. The current insurance premium is 0.025% of insurable deposits for each quarter. If the Korea Deposit Insurance Corporation pays the insured amount, it will acquire the claims of the depositors within the payment amount. Under current rules, the Korea Deposit Insurance Corporation insures only up to a total of ~~W~~50 million for deposits and interest, regardless of when the deposits were made and the size of the deposits.

Restrictions on Foreign Exchange Position

Under the Korean Foreign Exchange Transaction Regulations, a bank’s net overpurchased and oversold positions are each limited to 50% of the stockholders’ equity as of the end of the prior month.

Trust Business

A bank that intends to enter into the trust business must obtain the approval of the Financial Services Commission. Trust activities of banks are governed by the Trust Act and the Financial Investment Services and Capital Markets Act. Banks engaged in the banking business and trust business are subject to certain legal and accounting procedures requirements, including the following:

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

The Indirect Investment Asset Management Business Act, which applied to unspecified money trust account products under the Trust Business Act, securities investment trusts under the Securities Investment Trust Business Act, securities investment companies under the Securities Investment Company Act and variable insurance products under the Insurance Business Act, took effect on January 5, 2004. In accordance with the Indirect Investment Asset Management Business Act, we ceased offering unspecified money trust account products from Shinhan Bank and instead began to offer products developed by our investment trust management business that fulfills the requirements as an asset management company.

Since February 4, 2009, a trust business conducted by a bank is also governed by the Financial Investment Services and Capital Markets Act which replaced and superseded the Trust Business Act and the Indirect Investment Asset Management Business Act. In the event that a bank qualifies and operates as an asset management company, a trustee, a custodian or a general office administrator under the Financial Investment Services and Capital Markets Act, it is required to establish relevant operation and management systems to prevent potential conflicts of interest among the banking business, the asset management business, the trustee or custodian business and general office administration. These measures include:

•	prohibitions against officers, directors and employees of one particular business operation from serving as an officer, director and employee in another business operation, except where an officer or a director (1) serving in two or more business operations with no significant conflict of interest in accordance with the Presidential Decree on the Financial Investment Services and Capital Markets Act or (2) serving in a trustee business or a custodian business and simultaneously serving in a general office administrator business in accordance with the Financial Investment Services and Capital Markets Act;

•	prohibitions against the joint use or sharing of computer equipment or office equipment; and

•	prohibitions against the sharing of information by and among officers, directors and employees engaged in the different business operations.

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

Laws and Regulations Governing Other Business Activities

To enter the foreign exchange business, a bank must register with the Minister of the Ministry of Strategy and Finance. The foreign exchange business is governed by the Foreign Exchange Transaction Law. To enter the securities business, a bank must obtain the permission of the Financial Services Commission. The securities business is governed by regulations under the Financial Investment Services and Capital Markets Act. Pursuant to the above-mentioned laws, banks are permitted to engage in the foreign exchange business and the underwriting business for government and other public bonds.

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

Restrictions on Scope of Business

Under the Specialized Credit Financial Business Act, a credit card company may conduct only the following types of business: (i) credit card business as licensed or other specialized credit finance businesses as registered pursuant to the Specialized Credit Financial Business Act; (ii) the businesses ancillary to the credit card business, (for example, providing cash advance loans to existing credit card members, issuing and settling of debit cards and issuing, selling and settling of pre-paid cards); (iii) provision of unsecured or secured loans; (iv) provision of discount on notes; (v) purchase, management and collection of account receivables originated by companies in the course of providing goods and services; (vi) provision of payment guarantee; (vii) asset management business under the Asset Backed Securitization Act; (viii) credit investigation; and (ix) other incidental businesses related to the foregoing. As a result of the amendment to the Specialized Credit Financial Business Act on January 27, 2005, a credit card company’s scope of business presently includes “businesses that utilize existing manpower, assets or facilities in a credit card company, as designated by the Financial Services Commission.” Under the current regulation established by the Financial Services Commission, a credit card company may engage in various types of business including, but not limited to, e-commerce, operation of insurance agency, delegation of card issuance , supply of payment settlement system, loan brokerage and brokerage of collective investment securities.

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

Liquidity

Under the Specialized Credit Financial Business Act and regulations thereunder, a credit card company must maintain a Won liquidity ratio (Won-denominated current assets/Won-denominated current liabilities) of 100% or more. In addition, once a credit card company is registered as a foreign exchange business institution with the Minister of the Ministry of Strategy and Finance, such credit card company is required to (1) maintain a foreign-currency liquidity ratio within three months (defined as foreign-currency liquid assets due within three months divided by foreign-currency liabilities due within three months) of not less than 80%, (2) maintain a ratio of foreign-currency liquid assets due within seven days (defined as foreign-currency liquid assets due within seven days less foreign-currency liabilities due within seven days, divided by total foreign-currency assets) of not less than 0% and (3) maintain a ratio of foreign-currency liquid assets due within a month (defined as foreign-currency liquid assets due within a month less foreign-currency liabilities due within a month, divided by total foreign-currency assets) of not less than negative 10%. The Financial Services Commission requires a credit card company to submit quarterly reports with respect to maintenance of these ratios.

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

Furthermore, a credit card company may borrow funds offshore or issue foreign currency denominated securities once it is registered as a foreign exchange business institution with the Minister of the Ministry of Strategy and Finance.

With respect to the issuance of debentures and notes, a credit card company may issue debentures up to an amount equal to ten times the company’s total equity capital. In addition, a credit card company may issue, on a temporary basis, debentures exceeding the maximum limit for the purpose of redeeming the outstanding debentures, but must repay such outstanding debentures within one month after the date of issuance of new debentures.

Restrictions on Loans to Affiliate Companies

Under the Specialized Credit Financial Business Act and regulations thereof, a credit card company may not provide loans exceeding 100% of its equity capital, in the aggregate, to its specially related persons (as defined under the relevant laws) including, but not limited to, its affiliates.

Restrictions on Assistance to Other Companies

Under the Specialized Credit Financial Business Act, a credit card company may not engage in any of the following acts in conjunction with other financial institutions or companies; (i) holding voting shares under cross shareholding or providing credit for the purpose of avoiding the restrictions on loans to affiliate companies; (ii) acquiring shares under cross shareholding for the purpose of avoiding the limitation on purchase of its treasury shares under the Korean Commercial Code or the Financial Investment Services and Capital Markets Act; or (iii) other acts which are likely to have a material adverse effect on the interests of transaction parties as stipulated by the Presidential Decree to the Specialized Credit Financial Business Act, which are not yet provided.

A credit card company also may not extend credit for enabling another person to purchase the shares of such credit card company or to arrange financing for the purpose of avoiding the restrictions on loans to affiliate companies.

Restrictions on Investment in Real Estate

Under the Specialized Credit Financial Business Act and the regulations thereof, a credit card company may possess real estate only to the extent that such business conduct is designated by such laws and regulations, with certain exceptions such as for the purposes of factoring or leasing or as a result of enforcing its security rights, provided that the Financial Services Commission may limit the maximum amount a credit card company may invest in real estate investments for business purposes up to a percentage equal to or in excess of 100% of its equity capital.

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

Disclosure and Reports

Pursuant to the Specialized Credit Financial Business Act and the regulations thereof, the ordinary disclosure requirement for a credit card company is to disclose any material matters relating to management performance, profit and loss, corporate governance, manpower or risk management within three months from the end of each fiscal year and within two months from the end of the first half of the fiscal year. In addition, a credit card company is required to disclose on an on-going basis certain matters such as the occurrence of non-performing loans, a financial accident or the occurrence of losses exceeding certain amounts. Prior to December 29, 2005, a credit card company or a licensed bank engaging in the credit card business was required to submit its business reports and reports on actual results of management to the Financial Services Commission within one month from the end of each quarter. However, after the amendment to the regulations issued by the Financial Services Commission on December 29, 2005, a credit card company or a licensed bank engaging in the credit card business must submit such report as required by the Governor of Financial Supervisory Service, with certain important matters being reported as frequently as each month. In addition, all companies engaged in the specialized credit financial business under the Specialized Credit Financial Business Act, including, without limitation, credit card companies, must file a report to the Financial Supervisory Service regarding the result of settlement of accounts within one month after the end of its fiscal year. Also, these companies are required to conduct a provisional settlement of accounts for each quarter and file a report to the Financial Supervisory Service within one month after the end of such quarter.

Risk of Loss due to Lost, Stolen, Forged or Altered Credit Cards

Under the Specialized Credit Financial Business Act, upon notice from the holder of a credit card or debit card of its loss or theft, a credit card company or a licensed bank engaging in the credit card business, as the case may be, is liable for any loss arising from the unauthorized use of credit cards or debit cards thereafter as well as any loss from unauthorized transactions made within 60 days prior to such notice. However, a credit card company or a licensed bank engaged in the credit card business, as the case may be, may transfer to the cardholder all or part of the risks of loss associated with unauthorized transactions made within 60 days prior to such notice, in accordance with the standard terms and conditions agreed between the credit card company or the licensed bank engaged in the credit card business, as the case may be, and the cardholder, provided that the loss or theft must be due to the cardholder’s willful misconduct or negligence. Disclosure of a cardholder’s password under duress or threat to the cardholder’s or his/her family’s life or health will not be deemed as the cardholder’s willful misconduct or negligence.

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

Each credit card company or a licensed bank engaged in the credit card business must institute appropriate measures such as establishing reserves, purchasing insurance or joining a cooperative association in order to fulfill its obligations related to the risk of loss arising from unauthorized use due to lost, stolen, forged or altered credit cards, debit cards or pre-paid cards.

Pursuant to the Specialized Credit Financial Business Act, the Financial Services Commission may either impose the limit or take other necessary measures against the credit card company or a licensed bank engaged in the credit card business including, without limitation, with respect to the following:

•	set maximum limits for cash advances on credit cards;

•	use restrictions on debit cards with respect to per day or per transaction usage; or

•	aggregate issuance limits and maximum limits on the amount per card on pre-paid cards.

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

Issuance of New Cards and Solicitation of New Card Holders

The Presidential Decree to the Specialized Credit Financial Business Act establishes the conditions under which a credit card company or a licensed bank engaging in the credit card business may issue new cards and solicit new members. Specifically, new credit cards may be issued only to the following persons: (i) persons who are at the age of 18 years or more at the time of applying for issuance of a credit card; (ii) persons whose capability to pay bills as they come due, as determined according to standards established by the credit card company or a licensed bank engaging in the credit card business, is verified; (iii) in the case of minors, persons who submit a guardian’s consent along with documents evidencing income, such as an employment certificate or a tax certificate; and (iv) persons whose identity have been verified.

In addition, a credit card company or a licensed bank engaging in the credit card business, as the case may be, may not engage in the following methods of soliciting credit card members: (i) providing economic benefits or conditioning such benefits in excess of 10% of the annual credit card fee (in the case of no-annual fee credit cards, the average annual fees will be ~~W~~10,000) in connection with issuance of credit cards; (ii) solicitation on streets and private roads as prescribed under the Road Act and Private Road Act, public place and corridors used by the general public; (iii) solicitation through visits, except those visits made upon prior consent and visits to a business area; (iv) solicitation through pyramid sales methods; and (v) solicitation through the Internet, as further discussed below.

In addition, a credit card company or a licensed bank engaged in the credit card business is required to check whether the credit card applicant has any delinquent debt owing to any other credit card company or other financial institutions which the applicant is unable to repay, and also require, in principle, with respect to solicitations made through the Internet, the certified electronic signature of the applicant. Moreover, persons who intend to engage in solicitation of credit card applicants must register with the Financial Services Commission, unless the solicitation is made by officers or employees of a credit card company or a company in business alliance with such credit card company.

Compliance Rules on Collection of Receivable Claims

Pursuant to the Specialized Credit Financial Business Act and its regulations, a credit card company or a licensed bank engaging in the credit card business are prohibited from collecting its claims by way of:

•	exerting violence or threat of violence;

•	informing a Related Party (a guarantor of the debtor, blood relative or fiancée of the debtor, a person living in the same household as the debtor or a person working in the same workplace as the debtor) of the debtor’s liability without just cause;

•	providing false information relating to the debtor’s obligation to the debtor or his/her Related Party;

•	threatening to sue or suing the debtor for fraud despite lack of affirmative evidence to establish that the debtor has submitted forged or false documentation with respect to his/her capacity to make payment;

•	visiting or telephoning the debtor during late hours between 9:00 p.m. and 8:00 a.m.; and

•	utilizing other uncustomary methods to collect the receivables thereby invading the privacy or the peacefulness in the workplace of the debtor or his/her Related Party.

Principal Regulations Applicable to Financial Investment Companies

General

The securities business is regulated and governed by the Financial Investment Services and Capital Markets Act. Financial investment companies are under the regulation and supervision of the Financial Services Commission, the Financial Supervisory Service and the Securities and Futures Commission.

Under the Financial Investment Services and Capital Markets Act, a financial investment company may engage in dealing, brokerage, collective investment, investment advice, discretionary investment management or trust businesses if it has obtained relevant licenses from the Financial Services Commission.

A financial investment company may also engage in certain businesses ancillary to the primary business or certain other additional businesses by submitting a report to the Financial Services Commission at least seven days prior to the commencement of the business without obtaining any separate license. Permission to merge with any other entity or to transfer all or substantially all of a business must also be obtained from the Financial Services Commission.

Under the Act on Structural Improvement of Financial Industry, if the Korean government deems a financial investment company’s financial condition to be unsound or if a financial investment company fails to meet the applicable Net Operating Equity Ratio (as defined below), the government may order certain sanctions, including among others, sanctions against a financial investment company or its officers or employees, capital increase or reduction and a suspension or assignment of a part or all of business operation.

Regulations on Financial Soundness — Capital Adequacy

The Financial Investment Services and Capital Markets Act sets forth various types of brokerage and/or dealing business licenses based on (i) the scope of products and services that may be provided by each type of the brokerage and/or dealing licensee and (ii) the type of customers to which such products and services may be provided. For example, a financial investment company engaged in the brokerage, dealing and underwriting businesses with retail investors as well as professional investors in connection with all types of securities is required to have a minimum paid-in capital of ~~W~~53 billion in order to obtain a license for such brokerage, dealing and underwriting businesses.

The financial soundness of a financial investment company is to be assessed under the Financial Investment Services and Capital Markets Act and the regulations of the Financial Services Commission in accordance with the net operating equity ratio of the company, which is to be calculated as follows and to be expressed as a percentage.

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

Net operating equity = Net assets (total assets − total liabilities) − the total of items that may be deducted + the total of items that may be added

Total risk = market risk + counterparty risk + management risk

The regulations of the Financial Services Commission requires, among other things, financial investment companies to maintain the net operating equity ratio at a level equal to or higher than 150% at the end of the each quarter of the fiscal year.

In addition, all Korean companies, including financial investment companies, are required to set aside, as a legal reserve, 10% of the cash portion of the annual dividend or interim dividend in each fiscal year until the reserve reaches 50% of the stated capital.

Under the Financial Investment Services and Capital Markets Act and regulations thereunder, the minimum ratio of allowances for losses on loans and suspense receivables specified under such regulations is 0.5% of normal assets, 2% of precautionary assets, 20% of substandard assets, 75% of doubtful assets and 100% of estimated loss assets.

Other Provisions on Financial Soundness

The Financial Investment Services and Capital Markets Act, the Presidential Decree of the Financial Investment Services and Capital Markets Act and the regulations of the Financial Services Commission also include certain provisions which are designed to regulate certain types of activities relating to the management of the assets of a securities company, subject to certain exceptions. Such provisions include:

•	restrictions on the holdings by a securities company of securities issued by another company which is the largest shareholder or the major shareholder (each as defined under the Financial Investment Services and Capital Markets Act) of such securities company; and

•	restrictions on providing money or credit to the largest shareholder (including specially-related persons of such shareholder), major shareholders, officers and specially-related persons of the securities company.

Principal Regulations Applicable to Insurance Companies

General

Insurance companies are regulated and governed by the Insurance Business Act, as amended (the “Insurance Business Act”). In addition, insurance companies in Korea are under the regulation and supervision of the Financial Services Commission and its governing entity, the Financial Supervisory Service.

Under the Insurance Business Act, permission to commence an insurance business must be obtained from the Financial Services Commission based on the type of insurance businesses, which are classified as life insurance business, non-life insurance business and third insurance business. Life insurance business means an insurance business which deals with life insurance policies or pension insurance policies (including retirement insurance policies). Non-life insurance business means an insurance business which deals with fire insurance policies, marine insurance policies, car insurance policies, guaranty insurance policies, reinsurance policies, liability insurance policies or other insurance policies prescribed under the Presidential Decree of the Insurance Business Act. Third party insurance business means an insurance business which deals with injury insurance policies, sickness insurance policies or nursing care insurance policies. Under the Insurance Business Act, insurance companies are not allowed to engage in both a life insurance business and a non-life insurance business, subject to certain exceptions.

If the Korean government deems an insurance company’s financial condition to be unsound or if an insurance company fails to properly manage the business as set forth under relevant Korean law, the government may order certain sanctions including, among others, sanctions against an insurance company or its officers or employees, capital increase or reduction and a suspension or assignment of a part or all of business operation.

Capital Adequacy

The Insurance Business Act requires a minimum paid-in capital of ~~W~~30 billion for an insurance company; provided, that, the insurance company which intends to engage in only certain types of insurance policies may have a lower paid-in capital pursuant to the Presidential Decree of the Insurance Business Act.

In addition to the minimum capital requirement, an insurance company is required to maintain a Solvency Margin Ratio of 100% or more. “Solvency Margin Ratio” is the ratio of the Solvency Margin to the Standard Amount of the Solvency Margin. Solvency Margin is the aggregate amount of paid-in capital, reserve for dividends to policyholders, allowance for bad debt and subordinated debt amount and others similar thereto as set out in the regulation of the Financial Services Commission, less non-amortized acquisition costs, goodwill and others similar thereto as appearing in the regulation of the Financial Services Commission. The Standard Amount of Solvency Margin for life insurance companies is defined under the regulation of the Financial Services Commission and is calculated as follows:

1. (net premium type policy reserve − non-amortized acquisition cost) × (corresponding ratio of risk factor for policy reserve) (4%); and

2. (risk insurance benefits) × (corresponding ratio of insurance risk factor).

The Financial Services Commission amended the Insurance Business Supervisory Regulation on March 23, 2009 to introduce the “risk based capital” regime. Under the risk based capital regime, the Standard Amount of Solvency Margin for life insurance companies is calculated as follows:

*	Insurance Risk, Interest Risk, Credit Risk, Market Risk and Operation Risk are defined under the Insurance Business Supervisory Regulation.

Under the applicable provisions of the Insurance Business Supervisory Regulation, as amended on March 23, 2009, an insurance company can opt to comply with the solvency margin requirements under the previous regulation for another two years following April 1, 2009. The stated intention of the regulators is that the change in the solvency margin regime to the risk based capital regime should not have any adverse effect on the insurance companies. Accordingly, until March 31, 2011, an insurance company may choose between solvency margin ratio calculated under the pervious regulation and the risk based capital regime (whichever is more favorable to the insurance company). Since April 1, 2011, however, all insurance companies will be required to comply with the risk based capital regime.

Under the Insurance Business Act, the Presidential Decree and other regulations thereunder, for each accounting period, insurance companies are required to appropriate policy reserve that is earmarked for future payments of insurance money, refund and dividends to policyholders (hereinafter collectively referred to as “Insurance Money”) for each insurance contract. However, if an insurance company has reinsured a portion of its insurance contracts with a creditworthy reinsurance company in order to lower its overall risk, in principle, the insurance company is not required to appropriate policy reserve for the reinsured contracts. Instead, the reinsurance company is required to appropriate such policy reserve for the reinsured contracts. However, from April 1, 2008, if an insurance company transfers more than 50% of its risk to a reinsurance company, the amount of risk transferred in excess of 50% will be disallowed for purposes of calculating the solvency margin ratio. In particular, if the ratio of the risks transferred to the reinsurance company to the total risks insured by an insurance company exceeds 50%, such insurance company will be required to have net assets in relation to such risks transferred in excess of the 50% threshold for purposes of the solvency margin requirement. Further, insurance companies are required to submit written calculation methods for insurance premiums and policy reserves by insurance types when applying for the insurance business license. If an insurance company develops a new insurance product or amends the policy reserve calculation method, it is required to report such matters to the Financial Supervisory Service and obtain approval thereof.

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

Pursuant to the regulations established by the Financial Services Commission, insurance companies are required to maintain allowances for outstanding loans, accounts receivables and other credits (including accrued income, payment on account, and bills receivables or dishonored) in an aggregate amount covering not less than 0.5% of normal credits (excluding confirmed guarantees and acceptances), 2% of precautionary credits, 20% of substandard credits, 50% of doubtful credits and 100% of estimated loss credits, provided that the minimum ratio of allowances for certain type of outstanding loans by insurance companies to individuals and households (including, retail loans, housing loans, and other forms of retail loans extended to individuals not registered for business), is increased to 0.75% of normal credits and 5% of precautionary credits.

Variable Insurance and Bancassurance Agents

Variable insurance is regulated pursuant to the Insurance Business Act and the Financial Investment Services and Capital Markets Act. In order for an insurance company to sell variable insurance to a policyholder and operate such variable insurance, the insurance company must obtain a license with respect to collective investment from the Financial Services Commission and register as a selling company with the Financial Services Commission. In this case, according to the Financial Investment Services and Capital Markets Act, an insurance company will be regulated as an investment trust and assets acquired in connection with variable insurance must be held by a trust company that is registered with the Financial Services Commission pursuant to the Financial Investment Services and Capital Markets Act.

According to the Financial Investment Services and Capital Markets Act, insurance companies may operate variable insurance through (i) mandating all of the management and the management instruction business to another asset management company, (ii) operating by way of discretionary investment all of the assets constituting the investment advisory assets out of the investment trust assets, or (iii) operating all of the investment trust assets into other collective investment securities, thereby allowing all of the particular variable insurance assets to be outsourced.

The Insurance Business Act permits banks, securities companies, credit card companies and other financial institutions to register as insurance agents or insurance brokers and engage in the insurance business (the “Bancassurance Agents”). Under the Insurance Business Act and the related regulations, the range of insurance products to be sold by the Bancassurance Agents expanded in four stages: the first stage at the time of the amendments, the second stage in April 2005, the third stage in October 2006, and the fourth stage in April 2008 when all types of life and non-life insurance products were to be sold by the Bancassurance Agents. The original expansion plan contemplated that protection type insurance products, such as whole life insurance, critical illness insurance and automobile insurance, would be included in the fourth stage of expansion. However, pursuant to the amendment to the Presidential Decree of the Insurance Business Act in March 2008 following a decision by the Finance and Economy Committee of the National Assembly in February 2008, the protection type insurance products were excluded from the fourth stage of expansion and therefore are not allowed to be sold through Bancassurance Agents.

Restrictions on Investment of Assets

According to the Insurance Business Act, insurance companies are prohibited from making any of the following investment of assets:

•	subject to certain exceptions, owning precious metals, antiques, paintings and writings;

•	owning any real estate (excluding any real estate owned as a result of enforcing their own security interest) other than real estate for the conduct of its business as designated by the Presidential Decree. In any case, the total amount of real estate owned by an insurance company must not exceed 15% of its Total Assets;

•	loans made for the purpose of speculation in commodities or securities;

•	loans made directly or indirectly to enable a natural or legal person to buy their own shares;

•	loans made directly or indirectly to finance political campaigns and other similar activities; and

•	loans made to any of the insurance company’s officers or employees other than loans based on insurance policy or de minimis loans of up to (1) ~~W~~20 million in the case of a general loan, (2) ~~W~~50 million in the case of a general loan plus a housing loan, or (3) ~~W~~60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions.

In addition, insurance companies are not allowed to exceed the following limits in making the following investments:

•	with respect to holding unlisted stock, 10% of its Total Assets;

•	with respect to holding foreign currency under the Foreign Exchange Transaction Act or owning offshore real estate, 30% of its Total Assets; and

•	with respect to the sum of margins for a futures exchange designated by the Presidential Decree or a foreign futures exchange, 3% of its Total Assets.

Life insurance companies are required to extend loans in the amount of not less than 35% of the annual increase in the corporate loans (with the exclusion of those to the banks and securities companies) to the small- and medium -sized enterprises.

PROPERTIES

Our registered office and corporate headquarters are located at 120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea. Information regarding certain of our properties in Korea is presented in the following table.

		Area
		(In square meters)
			Site
Type of Facility	Location	Building	(If Different)

Registered office and corporate headquarters	120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea	59,519	5,418
Good Morning Shinhan Securities	23-2, Yoido-Dong, Youngdungpo-Gu, Seoul, Korea 150-312	70,170	4,765
Shinhan Centennial Building	117, Samgak-Dong, Jung-Gu, Seoul, Korea	19,697	1,389
Shinhan Bank Gwanggyo Branch	14, 1-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea	16,727	6,783
Shinhan Myongdong Branch	53-1, 1-Ga, Myong-Dong, Jung-Gu, Seoul, Korea	8,936	1,014
Shinhan Youngdungpo Branch	57, 4-Ga, Youngdungpo-Dong, Youngdungpo-Gu, Seoul, Korea	6,171	1,983
Shinhan Back Office Support Center	781, Janghang-Dong, Ilsan-Gu, Goyang-Si, Kyunggi Province, Korea	24,496	5,856
Shinhan Bank Back Office and Call Center	731, Yoksam-Dong, Kangnam-Gu, Seoul, Korea	23,374	7,964
Shinhan Bank Back Office and Storage Center	1704-Ga, Yongam-Dong, Sangdang-Gu, Cheongju-Si, Chungcheongbuk-Do, Korea	5,756	6,398
Shinhan Card Yoksam-Dong Building	790-5, Yoksam-Dong, Kangnam-Gu, Seoul, Korea	7,348	1,185

Our subsidiaries own or lease various land and buildings for their branches and sales offices.

As of December 31, 2008, Shinhan Bank had a countrywide network of 1,035 branches. Approximately 22.9% of these facilities were housed in buildings owned by us, while the remaining branches are leased properties. As of December 31, 2008, Jeju Bank had 38 branches of which we own 18 of the buildings in which the facilities are located, representing 47.4% of its total branches. Lease terms are generally from two to three years, and seldom exceed five years.

As of December 31, 2008, Shinhan Card had 91 branches, all but one of which are leased. Lease terms are generally from two to three years, and seldom exceed five years. We also lease Shinhan Card’s headquarters for a term of three years. Shinhan Bank houses its central mainframe computer system at its information technology centers in Ilsan, one of the suburban districts outside of Seoul. As of December 31, 2008, Good Morning Shinhan Securities had 87 branches of which we own 14 of the buildings in which the facilities are located, representing 16.1% of its total branches. Lease terms are generally from two to three years, and seldom exceed five years. As of December 31, 2008, Shinhan Life had 152 branches substantially all of which we leased for a term of generally one to two years.

The net book value of all the properties owned by us at December 31, 2008 was ~~W~~2,412 billion. We do not own any material properties outside of Korea.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the staff of the U.S. Securities and Exchange Commission regarding our periodic reports under the Securities Exchange Act of 1934, as amended.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and notes thereto included in this document. The following discussion is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP.

Overview

Since July 2007, adverse developments in the U.S. sub-prime mortgage sector have created much disruption and volatility in financial markets globally. The ensuing contraction of liquidity and credit and deteriorations in asset values have had contagion effects on the overall economy. Starting in the second half of 2008, the world’s largest economies, including the United States, Europe and Japan, are widely considered to be in the midst of economic recessions, and export-driven emerging economies such as China and Korea have also suffered a substantially slower rate of growth. The weakening real economy may create further shocks to the global financial markets, which in turn could cause a further downward spiral in global economic and financial conditions.

In Korea, where most of our assets are located and we generate most of our income, there are growing signs that due to the recent difficulties in the global economic and financial conditions, key macro- and microeconomic indicators such as exports, personal expenditure and consumption, demand for business products and services, debt service burden of households and businesses, the general availability of credit and the asset value of real estate and securities may further deteriorate. Any or a combination of the foregoing factors may result in an increase in non-performing loans and otherwise worsen the asset quality of our loans which would lead to increases in provisions for loan losses. For example, an increase in bankruptcies, or a worsening cash flow situation, among our corporate customers, particularly the small- and medium-sized enterprises which represent a the largest segment of our customer base in terms of loan volume, may lead to an increase in defaults under our loans. In addition, as a significant portion of our loan portfolio is secured by homes and other real estate, a downturn in the real estate market may cause a portion of our loans to exceed the value of the underlying collateral, and any decline in the value of the collateral securing our loans, inability to obtain additional collateral or inability to realize the value of the collateral may require us to increase loan loss allowances.

The disruptions and volatility in the global and Korean financial markets and economy may adversely affect our business and results of operation in other ways. Specifically, the availability of credit may become limited, causing some of our counterparties to default. Moreover, the negative developments in the global credit markets may cause significant fluctuations in stock markets globally and foreign currency exchange rates, which in turn may affect our results of operation. If credit market conditions continue to deteriorate, our capital funding structure may need to be adjusted, our funding costs may increase, our credit rating may be downgraded, or our credit-related losses may increase, all of which could have a material adverse effect on our results of operation, financial condition, cash flows and capital adequacy.

We believe that the following factors will also have material impacts on our principal business activities:

•	Banking. In recent years, commercial banks in Korea, including Shinhan Bank, have significantly expanded lending in the areas of home and mortgage loans to individuals and loans to small- to medium-enterprises. The global economic and financial crisis has significantly increased the credit risk of such loans, which have represented our core lending activities, as well as the market risks of our new product offerings such as structured derivative products. The global crisis has also increased the funding costs of foreign-denominated as well as Won-denominated borrowings, and has significantly affected liquidity in general, notwithstanding the active liquidity support provided by the Bank of Korea. Our deposit products increased in volume in the second half of 2008 due to the downturn in the Korean stock market, but the reduction in market interest rates may negatively impact the continuing popularity of our deposit products compared to other investment alternatives. We expect that the results of operation for our banking business will, at least in the short term, depend primarily on the strength of risk management, improvement of funding and the net interest margin and cost reduction, rather than the pricing and volume competition among the commercial banks as was the case in the recent past.

•	Credit cards. The credit card industry in Korea is showing signs of maturation while competition remains intense. Due to the ongoing global crisis as well as recent regulatory actions taken by the Korean government to strengthen asset quality, we expect that the results of operation of our credit card business will, at least in the short term, be negatively affected as a result of the expected deterioration of credit card asset quality and the expected increase in cost of funding.

•	Securities brokerage. The securities brokerage industry in Korea is likely to face intensified competition due to the lowered barriers of entry among different securities and investment businesses as the result of the Financial Investment Services and Capital Markets Act enacted in February 2009. If the Korean stock market further declines as a result of a deepening of the global economic and financial crisis, we expect that the results of operation of our securities brokerage business will be negatively impacted.

•	Life insurance. While the life insurance industry in Korea has grown substantially in recent years due to the popularity of variable rate insurance products whose payout was tied to the performance of the stock market, we believe that the downturn in the stock market as well as the reduction in disposable income as a result of the economic difficulties in Korea may lead to increased non-payment or delayed payments of insurance premiums or termination of existing insurance contracts. Further, if the low-interest environment continues, it may create difficulties for insurance companies, including our insurance subsidiaries, in finding alternative investment sources to operate the funds received in the form of insurance premiums.

Overall, we face an increasingly difficult environment due to the ongoing difficulties in the global and Korean economy and financial markets, and we will continue to focus on risk management, synergy creation and cost cutting to withstand the related challenges.

Outlook

In light of the deepening economic downturn in Korea and globally, we anticipate that the asset quality of our loans may significantly deteriorate in 2009 compared to 2008, accompanied by increases in delinquencies, non-performing loans and substandard or below credit relative to our total loans and credit and provision for loan losses. We anticipate that our total loans and credits will not increase significantly and may even decrease in terms of volume in 2009 compared to 2008, if the economic slump severely worsens. In addition, we anticipate that our net interest margin may significantly decrease in 2009 compared to 2008 largely due to a narrowing in the net interest spread as the base certificate of deposit rates, upon which a substantial portion of our lending is based, remains relatively low due to government policy reasons related to stimulating the economy while the interest rates applicable to our borrowings remain relatively high due to the continued liquidity difficulties in the global financial markets. Accordingly, we anticipate that the level of our net income may be significantly lower in 2009 compared to 2008.

Our anticipated financial condition and results of operation described above are forward-looking statements based upon the assumptions and beliefs of our management regarding economic conditions in Korea and globally, demand for our products and services, our market environment, our credit costs and reserves and other factors, and are subject to the qualifications described under “Forward-Looking Statements.” Our actual results of operations could vary significantly from the foregoing expectations and could be influenced by a number of factors, including those described in “— Results of Operations” and “Item 3. Key Information — Risk Factors.” As a result, we cannot and do not make any representations with respect to the accuracy of the foregoing expectations.

Interest Rates

Interest rate movements, in terms of magnitude and timing as well as the divergence of such movements with respect to the Bank’s assets and liabilities, have a significant impact on its net interest margins and its profitability, particularly with respect to its financial products that are sensitive to such movements. For example, if the interest rates applicable to our loans (which are recorded as our assets) decrease or increase at a slower pace or by a thinner margin compared to the interest rates applicable to its deposits (which are recorded as our liabilities), our net interest margin will shrink and its profitability will be negatively affected. In addition, the relative size and composition of our variable rate loans and deposits (as compared to our fixed rate loan and deposits) may also impact our net interest margin. Furthermore, the difference in the average term of our loans compared to our deposits may also impact our net interest margin. For example, since our deposits tend to have a longer term, on average, than that of our loans, our deposits are on average less sensitive to movements in the base interest rates on which our deposits and loans tend to be pegged, and therefore, an increase in the base interest rates tend to increase our net interest margin while a decrease in the base interest rates tend to have the opposite effect. While we continually manage our assets and liabilities to minimize our exposure to the interest rate volatilities, such efforts by us may not mitigate the impact of interest rate volatility in a timely or effective manner.

The following table shows certain benchmark Won-denominated borrowing interest rates as of the dates indicated.

			Certificate
	Corporate	Treasury	of Deposit
	Bond Rates(1)	Bond Rates(2)	Rates(3)

December 31, 2004	3.72	3.28	3.43
June 30, 2005	4.41	4.02	3.54
December 31, 2005	5.52	5.08	4.09
June 30, 2006	5.20	4.92	4.59
December 31, 2006	5.29	4.92	4.86
June 30, 2007	5.66	5.26	5.00
December 31, 2007	6.77	5.74	5.82
June 30, 2008	6.88	5.90	5.37
December 31, 2008	7.72	3.41	3.93

Source: Korea Securities Dealers Association

Notes:

(1)	Measured by the yield on three-year AA− rated corporate bonds.

(2)	Measured by the yield on three-year treasury bonds.

(3)	Measured by the yield on certificates of deposit (with maturity of 91 days).

Acquisition of LG Card

On March 19, 2007, following a public tender offer, we acquired 98,517,316 shares, or 78.58%, of the common stock of LG Card at ~~W~~67,770 per share, resulting in a total equity ownership of 107,477,321 shares, or 85.73%, of common stock of LG Card based on the 7.15% interest in LG Card previously held by Shinhan Bank. Through a follow-on public offer in June and July 2007, we acquired 9,624,218 shares, or 7.68%, of the common stock of LG Card at ~~W~~46,392 per share from Shinhan Bank and others through a second tender offer on July 3, 2007 and the remaining 17,227,869 shares, or 13.74%, of the common stock of LG Card on September 21, 2007 through a share exchange, at an exchange ratio of 0.84932 common share of Shinhan Financial Group per common share of LG Card, which amounted to ~~W~~815 billion based on the exchange terms. On October 1, 2007, we effected a business transfer in which LG Card acquired and assumed all assets, liabilities and contracts of former Shinhan Card, and LG Card changed its name to “Shinhan Card.” Also, the former Shinhan Card changed its name to “SHC Management Co., Ltd.”

We applied the equity method of accounting for our previous ownership interest of 7.15% in LG Card in conformity with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Accordingly, our investment, results of operations, and retained earnings were retrospectively adjusted as follows (in billions of Korean Won, except share data):

	2006
	As		Equity Method
	Previously		of Accounting
	Reported		Adjustments		As Adjusted

Available-for-sale securities	~~W~~	17,458	~~W~~	(519)	~~W~~	16,939
Other assets		6,843		275		7,118

Assets adjusted	~~W~~	24,301	~~W~~	(244)	~~W~~	24,057

Accrued expenses and other liabilities	~~W~~	9,311	~~W~~	(67)	~~W~~	9,244
Retained earnings		5,146		59		5,205
Accumulated other comprehensive income, net of taxes		377		(236)		141

Liabilities and stockholders’ equity adjusted	~~W~~	14,834	~~W~~	(244)	~~W~~	14,590

Gain on other investment	~~W~~	207	~~W~~	117	~~W~~	324
Income tax expense		617		32		649
Net income		1,470		85		1,555
Basic net income per share		3,951		229		4,180
Diluted net income per share		3,951		229		4,180

	2005
			Equity Method of
	As Previously		Accounting
	Reported		Adjustments		As Adjusted

Gain on other investment	~~W~~	284	~~W~~	248	~~W~~	532
Non-interest expense (Other)		331		(15)		316
Income tax expense		942		72		1,014
Net income		1,739		191		1,930
Basic net income per share		5,190		573		5,763
Diluted net income per share		4,882		537		5,419

On May 28, 2007, we decided to acquire LG Card’s remaining issued and outstanding common stock, through a tender offer and share exchange, at the board of directors’ meeting.

The acquisitions of the remaining 92.85% equity interest in LG Card were accounted for under the purchase method of accounting in accordance with SFAS 141. The purchase price was allocated to the assets acquired and the liabilities assumed based on their estimated fair values as summarized below.

	2007
	(In billions of Korean Won)

Cash and cash equivalents	~~W~~	315
Deposits		256
Call loans		512
Trading assets		2
Securities		44
Loans, net of allowance for loan losses		9,902
Premises and equipment, net		129
Other assets		719

Total assets	~~W~~	11,879

Borrowings and debentures	~~W~~	6,970
Other liabilities		1,381

Total liabilities	~~W~~	8,351

Fair value of net assets of LG Card	~~W~~	3,528

The allocation of the purchase consideration is as follows:

	2007
	(in billions of Korean Won)

Cash paid	~~W~~	6,707
Stock exchanged		815
Direct acquisition costs		8

Total purchase price	~~W~~	7,530

Allocation of purchase price:
Fair value of net assets of LG Card (excluding effect of CCI and deferred taxes)	~~W~~	3,831
Credit card relationship intangible asset(1)		1,064
Deferred tax		(303)
Goodwill		2,938

Total purchase price	~~W~~	7,530

Note:

(1)	Credit card relationship intangible reflects the estimated fair value of the credit card relationships acquired from LG Card from which we expect to derive future benefits over the estimated life of such relationships. The customer relationship intangible is amortized over its estimated useful life on a sum-of-the years’-digits basis. The estimated weighted average life of the customer relationship intangible is approximately six years. The fair value of this asset was based principally upon the estimates of (i) the profitability of the acquired accounts and (ii) the projected run-off of the acquired accounts.

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

We generally evaluate retail loans and certain smaller balance corporate loans, including leases, mortgage and home equity loans, and credit card balances, as individual pools for credit loss allowance purposes due to their homogeneous nature based on historical loss experience. Such allowances have been established using several modeling tools, including a risk rating migration model, when considering retail loans and corporate loans, and a delinquency roll-rate model when considering credit cards.

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

Fair Value of Financial Instruments

We invest in debt and marketable equity securities, equity securities that do not have readily determinable fair values and derivatives. Financial instruments are measured at fair value based on various inputs that are observable or unobservable, depending on the type of securities, utilizing assumptions of the marketplace and our management is required to make estimate and judgment in valuing them.

We adopted SFAS No. 157, Fair Value Measurements (SFAS 157) effective January 1, 2008. SFAS 157 defines fair value, expands disclosure requirements around fair value and specifies a three-level fair value hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. We determine the fair value of the financial instruments that are recognized or disclosed at fair value in the financial statements on a recurring basis in accordance with SFAS 157. We will not adopt certain provisions of this statement related to nonfinancial assets and nonfinancial liabilities that are not measured at fair value on a recurring basis until January 1, 2009.

SFAS 157 requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is an, exit price, defined as a price received in exchange of assets disposed or paid in transferring liabilities between market participants, at the measurement date. As such, the Group’s own assumptions reflect those market participants used in pricing the asset or liability at the measurement date. The following is the description of fair value hierarchy based on pricing inputs.

•	Level 1 — Quoted prices for identical instruments in active markets. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain securities that are highly liquid and are actively traded in over-the-counter markets.

•	Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurements. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques based on significant unobservable inputs, as well as management judgments or estimates that are significant to valuation.

Fair value is best determined based on quoted market prices, if available, and are classified as Level 1. If quoted market prices are not available, fair value is based upon internally developed models that primarily. use, as inputs, market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves as well as other relevant factors. Our management applies judgments in assessing the variables used in the fair valuation process and also if certain external market variables are less readily available and such significant assumptions or judgments employed in fair valuation could render subject securities to Level 3. Changes in model assumptions, market conditions and unexpected circumstances can affect the fair values of the securities and trading assets and liabilities.

Debt securities and equity securities with readily determinable fair values classified as available-for-sale are carried at fair value with corresponding changes recognized in other comprehensive income within stockholders’ equity, net of taxes. Debt securities classified as held-to-maturity securities are recorded at amortized cost. Equity securities that do not have readily determinable fair values are carried at cost except in the cases specific industry accounting practice is applied, e.g., Shinhan PEF 1st and 2nd, the Group’s wholly owned subsidiaries, are subject to accounting for investment companies and accordingly underlying assets are fair valued. Declines in values of available-for-sale and held-to-maturity debt securities and nonmarketable equity securities that are deemed to be other-than-temporary are reflected in earnings as realized losses. We perform regular assessment of various quantitative and qualitative factors to determine whether impairment is other-than-temporary. Such factors include the duration and extent of the decline in the fair values of securities, the current operating and future expected performance, market values of comparable companies, and changes in industry and market prospects. These factors can be adversely affected by changing economic conditions that are global or regional in nature or are issuer or industry specific. For certain securities without readily determinable fair values, we may periodically utilize external valuations performed by qualified independent valuation firms.

Trading assets and liabilities are carried at fair value with the corresponding changes recognized in earnings. The majority of our trading assets and liabilities that are actively traded are valued based on quoted market prices except for derivatives. Since few derivatives are actively traded, the majority of our derivatives are valued using internally developed models based on external market variables that can be independently validated by third party sources. However, certain derivatives are valued based on external market variables that are less readily available and are subject to management’s judgment. Also, in connection with SFAS 157 adoption, we made some amendments to the valuation techniques used in measuring the fair value of derivatives and other positions. These amendments change the way that the probability of default of a counterparty is factored into the valuation of derivative positions and include the impact of our own credit risk on derivatives and other liabilities measured at fair value. We make adjustments to reflect such changes in credit risk of the counterparties and our own based on market-based measures of credit risk to the extent available, such as CDS spread, and also take into account collateral factors designed to reduce our credit exposure. For certain derivatives not valued by our internally developed models, we periodically utilize external valuations performed by qualified independent valuation firms.

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

Our core deposit, credit card relationship, brokerage customer relationship, deposit held at Korean Securities Finance Corporation, value of business acquisition, or VOBA, intangibles determined to have finite lives are amortized over their useful lives. If conditions exist that indicate the carrying amount may not be recoverable, we review these intangible assets with definite lives for impairment to ensure they are appropriately valued. Such conditions may include adverse changes in business or political climate, actions by regulators and customer account run-off rates.

We do not amortize goodwill or indefinite-lived intangibles consisting of court deposits and borrowings from Korea Securities Finance Corporation. Instead, we perform tests for impairment of goodwill annually or more frequently if events or circumstances indicate it might be impaired. Such tests include comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value is less than the carrying value, a second test is required to measure the amount of goodwill impairment. The second step of the goodwill impairment test compares the implied fair value of reporting unit goodwill with the carrying value of that goodwill. If the carrying value of reporting unit goodwill exceeds the implied fair value of that goodwill, we recognize an impairment loss in an amount equal to that excess. Test for indefinite-lived intangible assets, including borrowings from Korea Securities Finance Corporation and court deposits at Shinhan Bank, is also carried out on an annual basis on an asset-by-asset basis, or more frequently if events or circumstances indicate they might be impaired. Impairment assessments are performed using a variety of valuation methodologies, including discounted cash flow estimates. Management estimates the future cash flows expected to be derived from the use and, if applicable, the terminal value of the assets. The key variables that management must estimate include, among other factors, market trading volume, market share, fee income, growth rate and profitability margin. Although the assumptions used are consistent with our internal planning, significant management judgment is involved in estimating these variables, which include inherent uncertainties. A discount rate is applied to the cash flow estimates considering cost of capital rate and specific country and industry risk factors. The cash flows of Shinhan Bank’s reporting units were discounted using discount rates ranging from 11.6% to 12.2% during 2008.

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

Future Policy Benefits and Deferred Policy Acquisition Costs (DAC)

Our liability for future policy benefits is primarily comprised of the present value of estimated future payments to or on behalf of policyholders, where the timing and amount of payment depends on policyholder mortality or morbidity, less the present value of future net premiums. Major assumptions used for future policy benefits are mortality and interest rate and such assumptions could be affected from the change in circumstances and market situations. If changes are significant, we may be required to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves, if required, are determined based on assumptions at the time the premium deficiency reserve is established and do not include a provision for the risk of adverse deviation. Also included in our liability for future policy benefits is a liability for unpaid claims and claim adjustment expenses.

Deferred policy acquisition costs, which are included in other assets, represent the costs of acquiring new business, principally commissions, certain underwriting and agency expenses, and the cost of issuing policies. Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income, including investment income, and, if not recoverable, are charged to expense. All other acquisition expenses are charged to operations as incurred.

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

Certain Income Tax Expenses and Provision for Other Losses

Beginning in 2002, commercial banks in Korea, including Shinhan Bank, offered to their customers products that combined certain deposit and swap elements. Under the terms of these products, the customer made deposits in Korean Won, which were immediately converted into Japanese Yen and were repaid in Korean Won at maturity after conversion from Japanese Yen. While these products carried a low interest rate, the majority of the benefit to the customers was from the foreign exchange gains. These products were marketed to customers under the notion that the exchange gains from these products would be exempt from income tax or tax withholding. However, in 2005, the Korean National Tax Service announced that such exchange gains would be subject to tax and tax withholding, and that the banks selling these products should have made a withholding and that the customers of these products should have reported income on such gains and further that the banks and the customers should pay substantial fines for having failed to do so. Following the announcement, Shinhan Bank ceased to offer these products.

In November 2006, the Korean National Tax Service imposed on Shinhan Bank additional taxes in the amount of ~~W~~13 billion with respect to our tax liabilities and additional taxes in the amount of ~~W~~21 billion with respect to our customers’ tax liabilities, in each case, in respect of the products described above. While we have paid the additional taxes in order to avoid any further interest and penalty on unpaid taxes, we are currently challenging such tax imposition in court. For the purpose of fostering customer goodwill, we have voluntarily and preemptively indemnified our customers for their increased tax liability to the extent they resulted from the investment in these deposit products, including any additional tax liability that our customers may have to the Korean National Tax Service. In 2006, based on the assumption that we may be subject to maximum additional tax-related liability, including the liability from the indemnity to our customers, we recorded a total charge to our income of ~~W~~52 billion in the year ended December 31, 2006, consisting of additional tax expenses of ~~W~~13 billion and provision for other losses of ~~W~~39 billion. In addition, we also recorded ~~W~~11 billion as deferred tax assets on our balance sheet as of December 31, 2006. In 2007, out of ~~W~~39 billion recorded as provision for other losses as of December 31, 2006, ~~W~~21 billion was classified as advance payment of customers’ tax liability and ~~W~~15 billion was reversed on the assumption that we will not be subject to any additional tax liability with respect to the Japanese Yen swaps discussed above other than ~~W~~3 billion of provision for other losses in inheritance taxes related to our payment of taxes on behalf of our customers in 2007. In 2008, the Korean National Tax Service returned ~~W~~4 billion of the additional tax payment made by us. Mainly as a result of the foregoing, we had ~~W~~32 billion of provision for other losses and ~~W~~7 billion of related deferred tax assets as of December 31, 2008 related to the Japanese Yen swap deposit products.

Average Balance Sheet and Volume and Rate Analysis

Average Balance Sheet and Related Interest

The following table shows our average balances and interest rates, as well as the net interest spread, net interest margin and asset liability ratio, for the years ended December 31, 2006, 2007, and 2008.

	Year Ended December 31,
	2006					2007					2008
			Interest					Interest					Interest
	Average		Income/		Yield /	Average		Income/		Yield /	Average		Income/		Yield /
	Balance(1)		Expense		Rate	Balance(1)		Expense		Rate	Balance(1)		Expense		Rate
	(In billions of Won, except percentages)

Assets:
Interest-bearing deposits	~~W~~	2,607	~~W~~	93	3.57%	~~W~~	3,412	~~W~~	150	4.40%	~~W~~	5,458	~~W~~	282	5.17%
Call loans and securities purchased under resale agreements		1,674		73	4.36		2,506		111	4.43		2,862		99	3.46
Trading assets		4,152		147	3.54		7,432		300	4.04		8,726		469	5.37
Securities(2)		26,526		1,199	4.52		28,388		1,403	4.94		32,837		1,775	5.41

	Year Ended December 31,
	2006					2007					2008
			Interest					Interest					Interest
	Average		Income/		Yield /	Average		Income/		Yield /	Average		Income/		Yield /
	Balance(1)		Expense		Rate	Balance(1)		Expense		Rate	Balance(1)		Expense		Rate
	(In billions of Won, except percentages)

Loans(3):
Commercial and industrial		36,663		2,349	6.41		47,492		3,071	6.47		56,002		3,778	6.75
Other commercial		21,054		1,433	6.81		27,436		1,909	6.96		29,929		2,236	7.47
Lease financing		656		37	5.64		1,201		69	5.66		1,487		94	6.32

Total corporate		58,373		3,819	6.54		76,129		5,049	6.63		87,418		6,108	6.99

Mortgage and home equity		27,212		1,665	6.12		30,605		1,938	6.33		33,579		2,314	6.89
Credit cards		4,877		508	10.42		12,555		1,517	12.08		14,458		1,765	12.21
Other consumer		19,357		1,389	7.18		22,625		1,681	7.43		25,803		1,922	7.45

Total consumer		51,446		3,562	6.92		65,785		5,136	7.81		73,840		6,001	8.13

Total loans		109,819		7,381	6.72		141,914		10,185	7.18		161,258		12,109	7.51

Other interest-earning assets		—		—	—		—		—	—		—		—	—

Total interest-earning assets	~~W~~	144,778	~~W~~	8,893	6.14%	~~W~~	183,652	~~W~~	12,149	6.62%	~~W~~	211,141	~~W~~	14,734	6.98%

Non-interest-earning assets:
Cash and cash equivalents		3,910		—			4,585		—			4,546		—
Other assets		18,209		—			24,716		—			32,514		—

Total assets	~~W~~	166,897	~~W~~	8,893		~~W~~	212,953	~~W~~	12,149		~~W~~	248,201	~~W~~	14,734

Liabilities:
Interest-bearing deposits:
Interest-bearing demand deposits	~~W~~	7,964	~~W~~	37	0.46%	~~W~~	8,455	~~W~~	35	0.41%	~~W~~	5,786	~~W~~	45	0.78%
Savings deposits		27,279		577	2.12		30,583		626	2.05		30,877		716	2.32
Certificates of deposit		9,934		464	4.67		15,475		808	5.22		16,152		959	5.94
Other time deposits		39,644		1,524	3.84		44,397		2,020	4.55		60,437		2,983	4.94
Mutual installment deposits		1,211		46	3.80		567		22	3.88		291		11	3.78

Total interest-bearing deposits		86,032		2,648	3.08		99,477		3,511	3.53		113,543		4,714	4.15

Short-term borrowings		13,688		536	3.92		16,810		702	4.18		21,713		916	4.22
Secured borrowings		8,132		334	4.11		10,635		510	4.80		9,473		563	5.94
Long-term debt		28,839		1,394	4.83		42,316		2,256	5.33		49,876		2,762	5.54
Other interest-bearing liabilities		—		—	—		—		—	—		—		—	—

Total interest bearing liabilities	~~W~~	136,691	~~W~~	4,912	3.59%	~~W~~	169,238	~~W~~	6,979	4.12%	~~W~~	194,605	~~W~~	8,955	4.60%

Non-interest-bearing liabilities:
Non-interest-bearing deposits		2,166		—			2,736		—			2,615		—
Trading liabilities		1,635		—			1,671		—			6,710		—
Acceptance outstanding		1,189		—			339		—			401		—
Accrued expenses and other liabilities		16,038		—			18,939		—			22,847		—
Minority interest		121		—			188		—			262		—
Redeemable convertible preferred stock		195		—			—		—			—		—
Stockholders’ equity		8,862		—			19,842		—			20,761		—

Total liabilities and stockholders’ equity	~~W~~	166,897	~~W~~	4,912		~~W~~	212,953	~~W~~	6,979		~~W~~	248,201	~~W~~	8,955

	Year Ended December 31,
	2006			2007			2008
		Interest			Interest			Interest
	Average	Income/	Yield /	Average	Income/	Yield /	Average	Income/	Yield /
	Balance(1)	Expense	Rate	Balance(1)	Expense	Rate	Balance(1)	Expense	Rate
	(In billions of Won, except percentages)

Net interest spread(4)			2.55%			2.49%			2.38%
Net interest margin(5)			2.75%			2.82%			2.74%
Average asset liability ratio(6)			105.92%			108.52%			108.50%

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank and Jeju Bank and (b) quarterly balances for other subsidiaries.

(2)	Represents the average balance and yield on securities are based on amortized cost. The yield on the available-for-sale portfolio is based on average historical cost balances, therefore, the yield information does not give effect to changes in fair value that are reflected as a component of stockholders’ equity.

(3)	Non-accruing loans are included in the respective average loan balances. Income on such non-accruing loans is no longer recognized from the date the loan is placed on nonaccrual status. We reclassify loans as accruing when interest (including default interest) and principal payments are current.

(4)	Represents the difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities.

(5)	Represents the ratio of net interest income to average interest-earning assets.

(6)	Represents the ratio of average interest-earning assets to average interest-bearing liabilities.

Analysis of Changes in Net Interest Income — Volume and Rate Analysis

The following tables provide an analysis of changes in interest income, interest expense and net interest income between changes in volume and changes in rates for (i) 2007 compared to 2006 and (ii) 2008 compared to 2007. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities in proportion to absolute volume and rate change. The variance caused by the change in both volume and rate has been allocated in proportion to the absolute volume and rate change.

	From 2006 to 2007
	Interest Increase (Decrease)
	Due to Change in
	Volume		Rate		Change
	(In billions of Won)

Increase in interest income
Interest-bearing deposits	~~W~~	33	~~W~~	24	~~W~~	57
Call loans and securities purchased under resale agreements		37		1		38
Trading assets		130		23		153
Securities		88		116		204
Loans:
Commercial and industrial		700		22		722
Other commercial		443		33		476
Lease financing		32		—		32

Total corporate		1,175		55		1,230

	From 2006 to 2007
	Interest Increase (Decrease)
	Due to Change in
	Volume		Rate		Change
	(In billions of Won)

Mortgage and home equity		213		60		273
Credit cards		916		93		1,009
Other consumer		241		51		292

Total consumer		1,370		204		1,574

Total loans		2,545		259		2,804

Other interest-earning assets		—		—		—

Total interest income		2,833		423		3,256

Increase (decrease) in interest expense
Interest bearing deposits:
Demand deposits		2		(4)		(2)
Savings deposits		68		(19)		49
Certificates of deposit		284		60		344
Other time deposits		196		300		496
Mutual installment deposits		(25)		1		(24)

Total interest-bearing deposits		525		338		863

Short-term borrowings		128		38		166
Secured borrowings		114		62		176
Long-term debt		706		156		862
Other interest-bearing liabilities		—		—		—

Total interest expense		1,473		594		2,067

Net increase (decrease) in net interest income	~~W~~	1,360	~~W~~	(171)	~~W~~	1,189

	From 2007 to 2008
	Interest Increase (Decrease)
	Due to Change in
	Volume		Rate		Change
	(In billions of Won)

Increase (decrease) in interest income
Interest-bearing deposits	~~W~~	102	~~W~~	30	~~W~~	132
Call loans and securities purchased under resale agreements		14		(26)		(12)
Trading assets		58		111		169
Securities		233		139		372
Loans:
Commercial and industrial		569		138		707
Other commercial		181		146		327
Lease financing		17		8		25

Total corporate		767		292		1,059

	From 2007 to 2008
	Interest Increase (Decrease)
	Due to Change in
	Volume		Rate		Change
	(In billions of Won)

Mortgage and home equity		197		179		376
Credit cards		232		16		248
Other consumer		237		4		241

Total consumer		666		199		865

Total loans		1,433		491		1,924

Other interest-earning assets		—		—		—

Total interest income		1,840		745		2,585

Increase (decrease) in interest expense
Interest bearing deposits:
Demand deposits		(14)		24		10
Savings deposits		6		84		90
Certificates of deposit		37		114		151
Other time deposits		780		183		963
Mutual installment deposits		(10)		(1)		(11)

Total interest-bearing deposits		799		404		1,203

Short-term borrowings		207		7		214
Secured borrowings		(60)		113		53
Long-term debt		416		90		506
Other interest-bearing liabilities		—		—		—

Total interest expense		1,362		614		1,976

Net increase (decrease) in net interest income	~~W~~	478	~~W~~	131	~~W~~	609

Operating Results

2008 Compared to 2007

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income.

	Year Ended December 31,
	2007		2008		% Change
	(In billions of Won, except percentages)

Interest and dividend income:
Interest and fees on loans	~~W~~	10,185	~~W~~	12,109	18.9%
Interest and dividends on securities		1,403		1,775	26.5
Trading assets		300		469	56.3
Other interest income		261		381	46.0

Total interest and dividend income	~~W~~	12,149	~~W~~	14,734	21.3%

Interest expense:
Interest on deposits	~~W~~	3,511	~~W~~	4,714	34.3%
Interest on short-term borrowings		660		866	31.2
Interest on secured borrowings		510		563	10.4
Interest on long-term debt		2,256		2,762	22.4
Other interest expense		42		50	19.0

Total interest expense		6,979		8,955	28.3

Net interest income	~~W~~	5,170	~~W~~	5,779	11.8%

Net interest margin(1)		2.82%		2.74%

N/M= not meaningful

Note:

(1)	Represents the ratio of net interest income to average interest-earning assets. See “— Average Balance Sheet and Volume and Rate Analysis — Average Balance Sheet and Related Interest.”

Interest and dividend income.  The 21.3% increase in interest and dividend income was due primarily to a 18.9% increase in interest and fees on loans.

The 18.9% increase in interest and fees on loans was due primarily to the following;

•	a 23.0% increase in interest and fees on commercial and industrial loans from ~~W~~3,071 billion in 2007 to ~~W~~3,778 billion in 2008, which was due primarily to a 17.9% increase in the average balance of commercial and industrial loans from ~~W~~47,492 billion in 2007 to ~~W~~56,002 billion in 2008, and to a lesser extent, an increase by 28 basis points in the average yield on such loans from 6.47% in 2007 to 6.75% in 2008;

•	a 17.1% increase in interest and fees on other commercial loans from ~~W~~1,909 billion in 2007 to ~~W~~2,236 billion in 2008, which was due primarily to a 9.1% increase in the average balance of other commercial loans from ~~W~~27,436 billion in 2007 to ~~W~~29,929 billion in 2008 and an increase by 51 basis points in the average yield on such loans from 6.96% in 2007 to 7.47% in 2008;

•	a 19.4% increase in interest and fees on mortgage and home equity loans from ~~W~~1,938 billion in 2007 to ~~W~~2,314 billion in 2008, which was due primarily to a 9.7% increase in the average balance of mortgage and home equity loans from ~~W~~30,605 billion in 2007 to ~~W~~33,579 billion in 2008 and an increase by 56 basis points in the average yield on such loans from 6.33% in 2007 to 6.89% in 2008; and

•	a 14.3% increase in interest and fees on other retail loans from ~~W~~1,681 billion in 2007 to ~~W~~1,922 billion in 2008, which was due primarily to a 14.0% increase in the average balance of other retail loans from ~~W~~22,625 billion in 2007 to ~~W~~25,803 billion in 2008.

The increase in the average volume of commercial and industrial loans was primarily due to the continued increase in lending to small- and medium-sized enterprises in the first half of 2008 and increased lending to large corporations compared to small- to medium-sized enterprises in the second half of 2008, which resulted from our efforts to improve the asset quality of our corporate loans in light of the downturn in the Korean economy in the second half of 2008. The increase in the average volume of mortgage and home equity loans was primarily due to the steady increase in such lending in the first half of 2008. The increase in the average volume of other retail loans was primarily due to increased lending to professionals and other high income-earning individuals as part of a targeted marketing campaign in 2008.

Overall, the average volume of our loans increased by 13.6% from ~~W~~141,914 billion in 2007 to ~~W~~161,258 billion in 2008.

The increases in the yields of commercial and industrial loans, other commercial loans and mortgage and home equity loans were largely due to the general increase in market interest rates in Korea in the second half of 2008 as a result of the global liquidity crisis.

The 26.5% increase in interest and dividends on securities was due primarily to a 15.7% increase in the average balance of securities from ~~W~~28,388 billion in 2007 to ~~W~~32,837 billion in 2008 and an increase by 47 basis points in the average yield on securities from 4.94% in 2007 to 5.41% in 2008. The average balance of securities increased as a result of an increased purchase of securities in proportion to the increase in total assets. The increase in the average yield of securities was largely due to the general increase in market interest rates in Korea in the second half of 2008.

Interest expense.  Interest expense increased by 28.3% from ~~W~~6,979 billion in 2007 to ~~W~~8,955 billion in 2008, due primarily to a 34.3% increase in interest on deposits from ~~W~~3,511 billion in 2007 to ~~W~~4,714 billion in 2008 and a 22.4% increase in interest on long-term debt from ~~W~~2,256 billion in 2007 to ~~W~~2,762 billion in 2008.

The increase in interest expense on deposits in 2008 was primarily the result of a 14.1% increase in the average volume of interest-bearing deposits from ~~W~~99,477 billion in 2007 to ~~W~~113,543 billion in 2008 and an increase by 62 basis points in the cost of interest-bearing deposits from 3.53% in 2007 to 4.15% in 2008.

The principal reason for the increase in interest rates payable on our interest-bearing deposits was the increase in interest rates payable on our interest-bearing deposits and other time deposits. Our other time deposits on average have maturities of more than one year, generally pay higher interest rates than demand deposits and savings deposits but lower than certificates of deposit, and accounted for 53.2% of our average interest-bearing deposits in 2008. The average interest rate paid on other time deposits increased by 39 basis points from 4.55% in 2007 to 4.94% in 2008, while the average interest rate paid on our certificates of deposit, which accounted for 14.2% of our average interest-bearing deposits in 2008, increased by 72 basis points from 5.22% in 2007 to 5.94% in 2008. The average interest rate paid on our savings deposits, which accounted for 27.2% of our average interest-bearing deposits in 2008, increased by 27 basis points from 2.05% in 2007 to 2.32% in 2008.

The increase in the average volume of interest-bearing deposits was due primarily to a 36.1% increase in the average volume of time deposits from ~~W~~44,397 billion in 2007 to ~~W~~60,437 billion in 2008 and a 4.4% increase in the average volume of our certificates of deposit from ~~W~~15,475 billion in 2007 to ~~W~~16,152 billion in 2008, which was partially offset by a 48.7% decrease in the average volume of mutual installment deposits from ~~W~~567 billion in 2007 to ~~W~~291 billion in 2008. The increase in the average volume of other time deposits was largely due to the aggressive marketing of other time deposits based on higher interests in the second half of 2008 as part of our funding strategy to meet increased demand for corporate loans in light of the global liquidity crisis in the second half of 2008.

The 22.4% increase in interest expense on long-term debt was primarily due to an increase by 21 basis points in the average interest rates paid on our long-term debt from 5.33% in 2007 to 5.54% in 2008, primarily as a result of the general increase in the market interest rates in the second half of 2008, and a 17.9% increase in the average volume of long-term debt from ~~W~~42,316 billion in 2007 to ~~W~~49,876 billion in 2008, which mainly resulted from:

•	the increase in issuance of Won-denominated corporate debentures by Shinhan Financial Group to support the operations of Shinhan Bank and Shinhan Card; and

•	the increase in the use of corporate debentures (which generally bear higher interests but provide longer-term funding relative to deposit products) as Shinhan Bank’s funding source due to the faster growth in the volume of loans compared to deposits.

The 31.2% increase in interest expense on short-term borrowings was due primarily to a 29.2% increase in the average volume of short-term borrowings from ~~W~~16,810 billion in 2007 to ~~W~~21,713 billion in 2008 as a result of the increased use of short-term borrowings in light of the relative difficulties of sourcing long-term borrowings due to the global liquidity crisis in the second half of 2008.

Net interest margin.  Net interest margin represents the ratio of net interest income to average interest earning assets. Our overall net interest margin decreased by 8 basis points from 2.82% in 2007 to 2.74% in 2008, primarily due to a decrease in net interest spread by 11 basis points from 2.49% in 2007 to 2.38% in 2008, which more than offset a 21.3% increase in net interest income from ~~W~~12,149 billion in 2007 to ~~W~~14,734 billion in 2008 and a 15.0% increase in the average volume of our interest earning assets from ~~W~~183,652 billion in 2007 to ~~W~~211,141 billion in 2008. The decrease in net interest spread was largely due to a decrease in the interest rates for our interest-bearing assets whose interest rates are pegged to the base certificates of deposit rate, which base rate has decreased from 5.82% as of December 31, 2007 to 3.93% as of December 31, 2008, and the increase in the interest rates for our interest-bearing liabilities as a result of the general rise in the market interest rates due to the global liquidity crisis in the second half of 2008.

Provision for loan losses

For a discussion of our loan loss provisioning policy, see “Item 4. Information on the Company— Description of Assets and Liabilities — Loans — Provisioning Policy.”

Our provision for loan losses significantly increased to ~~W~~1,319 billion in 2008 from ~~W~~40 billion in 2007, primarily reflecting the deterioration in the overall asset quality of our corporate loans due to the economic downturn in Korea in 2008, and particularly as a result of allowances made for construction and shipbuilding companies that are being restructured under the supervision of creditor commercial banks and the Korean government.

The following table sets forth for the periods indicated the components of provision for loan and other credit losses by product type.

	As of December 31,
	2007		2008		% Change
	(In billions of Won, except percentages)

Total (reversal of) provision for loan losses (A):
Corporate	~~W~~	182	~~W~~	1,288	N/M	%
Mortgages and home equity		(4)		8	N/M
Other consumer		14		(3)	N/M
Credit cards		(152)		26	N/M

		40		1,319	N/M	%

Total (reversal of) provision for off-balance sheet credit instruments (B):
Guarantees and acceptances	~~W~~	(12)	~~W~~	170	N/M	%
Unused portions of credit line		52		(52)	N/M

		40		118	N/M

Total provision for credit losses (A+B)	~~W~~	80	~~W~~	1,437	N/M	%

N/M = not meaningful

Provision for loan losses for corporate loans increased significantly from ~~W~~182 billion in 2007 to ~~W~~1,288 billion in 2008, and loan loss allowance against our corporate loans increased by 74.2% from

~~W~~1,406 billion as of December 31, 2007 to ~~W~~2,449 billion as of December 31, 2008, in each case, primarily as a result of an increase in impaired loans and deterioration in the asset quality of our corporate loan portfolio as discussed above. Impaired corporate loans increased from ~~W~~1,487 billion, or 1.85% as a percentage of the total corporate loans, in 2007 to ~~W~~2,178 billion, or 2.30% as a percentage of the total corporate loans as a result of the economic downturn in the second half of 2008. Impaired loans include loans that are classified as “substandard” or below according to the asset classification guidelines of the Financial Services Commission, loans that are past due more than 90 days and loans that qualify as “troubled debt restructurings” under U.S. GAAP.

Specifically, in December 2008, the Korean government announced that it would promote swift restructuring of troubled companies in certain industries that have been disproportionately affected by the ongoing economic difficulties, such as construction and shipbuilding industries. These restructurings will be supervised primarily by the major commercial banks that are creditor financial institutions of such companies, with the Korean government having an oversight role. In February 2009, 12 construction companies and four shipbuilding companies became subject to workout following review by their creditor financial institutions and the Korean government, and Shinhan Bank was one of the creditor financial institutions for 11 construction companies and four shipbuilding companies. We established allowance for the loans and off-balance sheet credit instruments amounting to ~~W~~90 billion and ~~W~~121 billion, respectively, for such companies as of December 31, 2008.

We recorded provision for loan losses against mortgage and home equity loans in the amount of ~~W~~8 billion in 2008 compared to a reversal of provision for loan losses against mortgage and home equity loans in the amount of ~~W~~4 billion in 2007, and total allowance for losses for our mortgage and home equity loans increased by 100.0% from ~~W~~4 billion in 2007 to ~~W~~8 billion in 2008, primarily as a result of the increase in the total volume of mortgage and home equity loans. The non-performing loan ratio for our mortgage and home equity loans decreased from 0.14% in 2007 to 0.11% in 2008, primarily as a result of improved asset quality in the home and mortgage loans, which comprise the substantial majority of our total retail loans, due to stricter lending policies involving more stringent loan-to-value and debt-to-income ratios applied in making such loans.

We recorded a reversal of provision for loan losses against other retail loans in the amount of ~~W~~3 billion in 2008 compared to provision for loan losses against other retail loans in the amount of ~~W~~14 billion in 2007, and total allowance for losses for our other retail loans decreased from ~~W~~150 billion in 2007 to ~~W~~149 billion in 2008, primarily as a result of the decrease in the total volume of other retail loans. The non-performing loan ratio for our other retail loans decreased from 0.33% in 2007 to 0.26% in 2008, due to a relatively larger amount of charge-off made in 2008 compared to 2007.

We recorded provision for loan losses against credit card loans of ~~W~~26 billion in 2008 compared to reversal of provision for loan losses of ~~W~~152 billion in 2007, primarily as a result of a deterioration of asset quality of our credit card receivables. The non-performing loan ratio of our credit card loans increased from 1.12% in 2007 to 1.17% in 2008, and total allowances for credit card loans increased by 10.4% from ~~W~~539 billion in 2007 to ~~W~~595 billions in 2008, in each case, primarily due to a decreased recovery rate for written-off credit card receivables in 2008 due to the difficult economic environment in Korea in 2008.

Provision for off-balance sheet credit instruments increased substantially from 2007 to 2008 due to an increase in provision for refund guarantees provided to shipbuilding companies in light of the financial difficulties these companies faced in 2008.

Provision for unused portions of credit line significantly decreased from 2007 to 2008 primarily due to a decrease in the amount of credit lines provided in 2008 mainly as a result of our banking subsidiaries’ overall efforts to reduce credit exposure in light of the difficult economic environment in Korea.

Noninterest Income

The following table sets forth for the periods indicated the components of our noninterest income.

	As of December 31,
	2007		2008		% Change
	(In billions of Won, except percentages)

Commissions and fees from non-trust management:
Brokerage fees and commissions(1)	~~W~~	858	~~W~~	626	(27.0)%
Other fees and commissions(2)		1,754		1,969	12.3
Net trust management fees(3)		73		69	(5.5)
Net trading profits		(210)		584	N/M
Net gains (losses) on securities		169		(135)	N/M
Gain on other investment		181		317	75.1
Net gain (loss) on foreign exchange		146		(566)	N/M
Insurance income		1,119		1,329	18.8
Other		648		379	(41.5)

Total noninterest income	~~W~~	4,738	~~W~~	4,572	(3.5)%

N/M = Not material

Notes:

(1)	Consists of commissions, fees and markup on securities brokerage activities.

(2)	Includes commissions received on remittance, commissions received on imports and export letters of credit and commissions received from foreign exchange transactions.

(3)	Consists principally of fees from management of trust accounts in our banking operations.

The 3.5% decrease in non-interest income was largely due to the net loss on foreign exchange related to the devaluation of the Won compared to the U.S. dollar and net loses on securities related to the downturn in the Korea stock market, which more than offset the net trading profits related to an increase in the volume of foreign currency derivative transactions.

Noninterest Expenses

The following table shows, for the periods indicated, the components of our noninterest expense.

	Year Ended December 31,
	2007		2008		% Change
	(In billions of Won, except percentages)

Employee compensation and other benefits	~~W~~	2,056	~~W~~	1,817	(11.6)%
Depreciation and amortization		812		871	7.3
General and administrative expenses		878		882	0.5
Credit card fees		665		700	5.3
Provision (reversal) for other losses		72		(18)	N/M
Insurance fees on deposits		131		133	1.5
Other fees and commission expenses		446		422	(5.4)
Taxes (except income taxes)		128		179	39.8
Insurance operating expense		1,351		1,038	(23.2)
Other		301		714	N/M

Total noninterest expenses	~~W~~	6,840	~~W~~	6,738	(1.5)%

N/M = not meaningful

The 1.5% decrease in non-interest expense was principally due to a decrease in employee compensation and other benefits and a decrease in insurance operating expense, which more than offset an increase in other expense related to the amortization of goodwill from the LG Card acquisition. Employee compensation and other benefits decreased by 11.6% mainly due to aggressive cost-cutting campaigns for wage and fringe benefits. Insurance operating expense decreased mainly due to an increase in policy reserve.

Income Tax Expense

Income tax expense decreased by 34.3% from ~~W~~1,058 billion in 2007 to ~~W~~695 billion in 2008 as a result of a decrease in our taxable income. The statutory tax rate was 27.5% in both 2007 and 2008. Our effective rate of income tax decreased to 31.8% in 2008 from 34.3% in 2007.

Net Income Before Extraordinary Items

As a result of the foregoing, our net income before extraordinary items decreased by 23.3% from ~~W~~1,930 billion in 2007 to ~~W~~1,481 billion in 2008.

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

Interest Expense.  Interest expense increased by 42.1% from ~~W~~4,912 billion in 2006 to ~~W~~6,979 billion in 2007, due primarily to a 32.6% increase in interest on deposits from ~~W~~2,648 billion in 2006 to ~~W~~3,511 billion in 2007 and a 61.84% increase in interest on long-term debt from ~~W~~1,394 billion in 2006 to ~~W~~2,256 billion in 2007.

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

Provision for loan losses for other retail loans decreased by 68.2% from ~~W~~44 billion in 2006 to ~~W~~14 billion in 2007, primarily reflecting the improvement in the asset quality of our other retail loans which more than offset an increase in the total volume of our other retail loans. Net charge-offs within the other retail loan portfolio remained relatively stable from ~~W~~53 billion in 2006 to ~~W~~52 billion in 2007. Other retail loans have increased by 24.5% from ~~W~~20,458 billion as of December 31, 2006 to ~~W~~25,475 billion as of December 31, 2007. However, the allowance for loan losses has decreased by 14.3% from ~~W~~175 billion as of December 31, 2006 to ~~W~~150 billion as of December 31, 2007, primarily reflecting the improvement in the asset quality of our other retail loans which more than offset an increase in the total volume of our other retail loans. The ratio of non-performing loans to total loans within this portfolio decreased from 0.58% as of December 31, 2006 to 0.33% as of December 31, 2007.

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

Income Tax Expense

Income tax expense increased by 62.8% from ~~W~~650 billion in 2006 to ~~W~~1,058 billion in 2007 to as a result of the increase in our taxable income due to the acquisition of LG Card in March 2007. The statutory tax rate was 27.5% in 2006 and 2007. Our effective rate of income tax increased to 34.3% in 2007 from 29.2% in 2006, due to the provision of valuation allowance for deferred tax assets change related to the Japanese Yen swap.

Net Income Before Extraordinary Items

As a result of the foregoing, our net income before extraordinary items increased by 23.2% from ~~W~~1,566 billion in 2006 to ~~W~~1,930 billion in 2007.

Results by Principal Business Segment Under Korean GAAP

As of December 31, 2008, we were organized into eight major business segments as follows:

•	the following banking services, which are principally provided by Shinhan Bank:

•	retail banking;

•	corporate banking;

•	treasury and international banking; and

•	other banking services;

•	credit card services, which are provided by Shinhan Card;

•	securities brokerage services, which are provided by Good Morning Shinhan Securities;

•	life insurance services, which are provided by Shinhan Life Insurance; and

•	other.

The following discussion of our results of operations by principal business segment is provided on a Korean GAAP basis since this is the basis of accounting that we currently use to manage our business. Our senior management regularly makes decisions about resources to be allocated to these activities and assesses performance of the activities using this information, and consequently this forms the basis of our segment reporting included in Note 34 in the notes to our consolidated financial statements included in this annual report.

	Segment Results(1)						Total Revenues(2)
	Year Ended December 31,
	2006		2007		2008		2006		2007		2008
			(In billions of Won, except percentages)

Shinhan Bank(3):
Retail banking	~~W~~	1,163	~~W~~	1,681	~~W~~	1,124	~~W~~	2,871	~~W~~	3,296	~~W~~	4,310
Corporate banking		472		525		2,058		1,056		1,130		7,815
Treasury and international business		371		(696)		(556)		5,938		5,199		27,383
Other banking services		317		1,345		(723)		1,646		2,581		2,907
Good Morning Shinhan Securities		134		252		209		1,326		1,940		1,716
Shinhan Card(4)		184		1,082		1,324		719		3,001		3,590
Shinhan Life Insurance		166		184		186		2,362		2,694		2,862
Other subsidiaries		23		(115)		(3)		372		249		657

Total(5)	~~W~~	2,830	~~W~~	4,258	~~W~~	3,619	~~W~~	16,290	~~W~~	20,090	~~W~~	51,240

Notes:

(1)	Represents income per segment before income taxes.

(2)	Represents net interest income plus non-interest income.

(3)	Includes information for Chohung Bank, which became our consolidated subsidiary in August 2003 following our acquisition of its controlling equity interest and merged with former Shinhan Bank in April 2006.

(4)	Information for 2006 represents that of former Shinhan Card for the period from January 1, 2006 through December 31, 2006 and that of the credit card division of Chohung Bank for the period from April 3, 2006, the date of the split-merger, through December 31, 2006, presented on a combined basis. Information for 2007 represents that of LG Card for the period from March 1, 2007 (the deemed acquisition date) through December 31, 2007 (including corresponding information for the assets and liabilities of former Shinhan Card (assumed by LG Card on October 1, 2007) for the period from October 1, 2007 through December 31, 2007), and corresponding information for former Shinhan Card from January 1, 2007 through September 30, 2007. Information for 2008 represents that of Shinhan Card.

(5)	Presented on a reported basis before elimination or adjustments.

Retail Banking

The retail banking segment consists of the products provided by Shinhan Bank’s retail banking branches to principally retail customers. Such products principally consist of mortgage and home equity loans and other retail loans, deposits and other savings products, as well as corporate loans provided to small businesses. The table below provides the income statement data for the retail banking segment for the periods indicated.

	Year Ended December 31,						% Change
	2006		2007		2008		2006/2007	2007/2008
	(In billions of Won, except percentages)

Income statement data
Net interest income	~~W~~	2,274	~~W~~	2,328	~~W~~	2,311	2.4%	(0.7)%
Non-interest income		597		968		1,999	62.1	106.5

Total revenues		2,871		3,296		4,310	14.8	30.8
Provision (reversal) for loan losses		291		222		362	(23.7)	63.1
Non-interest expense including depreciation and amortization		1,417		1,393		2,824	(1.7)	102.7

Segment results(1)	~~W~~	1,163	~~W~~	1,681	~~W~~	1,124	44.5%	(33.1)%

Note:

(1)	Net income per segment before income taxes.

Comparison of 2008 to 2007

The overall segment results for retail banking decreased by 33.1% from ~~W~~1,681 billion in 2007 to ~~W~~1,124 billion in 2008.

Net interest income decreased by 0.7% due primarily to a decrease in net interest margin, while the average volume of lending to individuals and households remained relatively stable. The decrease in net interest margin in 2008 was due primarily to the relatively higher rise in the borrowing rates as a result of the global liquidity crisis in the second half of 2008 compared to the lending rates which are pegged to a base rate determined by the Korean government, which declined in the second half of 2008 as part of the government effort to increase liquidity in the market.

Non-interest income increased significantly due primarily to an increase in fees from an increased volume of derivatives transactions related to interest rate hedging undertaken for funding for retail loans, which more than offset an decrease in fees and commissions from the sales of investment fund products arising from the downturn in the Korean stock market in the second half of 2008.

Provision for loan losses increased by 63.1% due primarily to the increase in corporate loans provided by our retail banking branches to small businesses, the asset quality of which deteriorated.

Non-interest expense including depreciation and amortization increased by 102.7% due primarily to the return of deposits held in accounts which have been dormant for more than five years pursuant to recent regulatory requirements and mandatory contributions made to the court deposit management commission, as well as an increase in expenses related to the increased volume of derivatives transactions.

Comparison of 2007 to 2006

The overall segment results for retail banking increased by 44.5% from ~~W~~1,163 billion in 2006 to ~~W~~1,681 billion in 2007.

Net interest income increased by 2.4% due primarily to the increase in our interest rate in line with the general rise of market interests in Korea and the increase in the average volume of lending to individuals and households as a result of greater consumer demand for retail loans reflecting the increase in average market interest rates for such loans in Korea.

Non-interest income increased by 62.1% due primarily to the increase in the fees and commissions from the sales of investment fund products, which gained popularity among consumers in 2007 due to the bullish stock market in Korea.

Provision for loan losses on retail loans decreased by 23.7% due primarily to the non-recurrence of additional provisioning we were required to undertake in 2006 to meet the new minimum required provisioning levels established by the Financial Services Commission for retail loans, as well as the overall improvement in the asset quality of our retail loan portfolio, which more than offset the effect from the increase in the total volume of retail lending.

Non-interest expense including depreciation and amortization decreased by 1.7% due primarily to the non-occurrence of fees related to credit card services performed by Chohung Bank in 2006 due to the split-off of Chohung Bank’s credit card division in April 2006.

Corporate Banking

The corporate banking segment consists of the products provided by Shinhan Bank’s corporate banking branches principally to corporate customers, most of which are small- and medium-sized enterprises, chaebols and public enterprises. Activities within the segment include providing loans, overdrafts and other credit facilities and procuring deposits. The table below provides the income statement data for the corporate banking segment for the periods indicated.

	Year Ended December 31,						% Change
	2006		2007		2008		2006/2007	2007/2008
			(In billions of Won, except percentages)

Income statement data
Net interest income	~~W~~	833	~~W~~	864	~~W~~	2,476	3.7%	186.6%
Non-interest income		223		266		5,339	19.3	N/M

Total revenues		1,056		1,130		7,815	7.0	N/M
Provision (reversal) for loan losses		142		137		326	(3.5)	138.0
Non-interest expense including depreciation and amortization		442		468		5,431	5.9	N/M

Segment results(1)	~~W~~	472	~~W~~	525	~~W~~	2,058	11.2%	N/M

N/M = not meaningful

Note:

(1)	Net income per segment before income taxes.

Comparison of 2008 to 2007

The overall segment results for corporate banking improved significantly from ~~W~~525 billion in 2007 to ~~W~~2,058 billion in 2008.

Net interest income increased significantly due primarily to an increase in the volume of corporate lending due principally to increased reliance by large corporations on loans from banks for funding in light of the tightened liquidity in the credit markets in the second half of 2008 and our marketing campaigns to attract high-quality corporate borrowers.

Non-interest income increased significantly, due primarily to an increase in the sales volume of foreign currency-related derivatives as a result of an increase in volatility in exchange rates and an enlarged exposure to naked currency positions among our customers.

Provision for loan losses on corporate loans increased significantly, mainly as a result of additional allowance made for troubled construction and shipbuilding companies and the deterioration in asset quality for corporate loans.

Non-interest expense including depreciation and amortization increased significantly, due primarily to an increase in the sales volume of foreign currency-related derivatives.

Comparison of 2007 to 2006

The overall segment results for corporate banking increased by 11.2% from ~~W~~472 billion in 2006 to ~~W~~525 billion in 2007.

Net interest income increased by 3.7% due primarily to the increase in the average volume of lending to corporate customers, particularly small- to medium-sized enterprises, following aggressive marketing to this segment, which more than offset the increase in funding costs related to the increasing flight of customer funds from depositary bank accounts to investment fund products.

Non-interest income increased by 19.3% due primarily to valuation loss of currency forwards as a result of Won appreciation compared to other currencies.

Provision for loan losses on corporate loans decreased by 3.5% due primarily to a decrease in charge-offs and an increase in recoveries of charged-off loans.

Non-interest expense including depreciation and amortization increased by 5.9% due primarily to the increase in the number of employees related to new hiring, the increased depreciation and amortization expenses related to the integration of the information technology systems of Shinhan Bank and Chohung Bank in 2006 and valuation gains of currency forwards as a result of Won appreciation compared to other currencies.

Treasury and International Banking

The treasury and international business segment consists primarily of Shinhan Bank’s business of trading of, and investment in, debt securities and, to a lesser extent, in equity securities for its own accounts, handling its treasury activities such as correspondence banking, and entering into derivatives transactions. The table below provides the income statement data for the treasury and international banking segment for the periods indicated.

	Year Ended December 31,						% Change
	2006		2007		2008		2006/2007	2007/2008
			(In billions of Won, except percentages)

Income statement data
Net interest income (expense)	~~W~~	(172)	~~W~~	(265)	~~W~~	(578)	54.1%	118.1%
Non-interest income		6,110		5,464		27,961	(10.6)	N/M

Total revenues		5,938		5,199		27,383	(12.4)	N/M
Provision (reversal) for loan losses		(13)		38		(4)	N/M	(110.5)
Non-interest expense including depreciation and amortization		5,580		5,857		27,943	5.0%	N/M

Segment results(1)	~~W~~	371	~~W~~	(696)	~~W~~	(556)	N/M	(20.1)%

N/M = not meaningful

Note:

(1)	Net income (or loss) per segment before income taxes.

Comparison of 2008 to 2007

The overall segment results for treasury and international banking increased by 20.1% from net loss of ~~W~~696 billion in 2007 to net loss of ~~W~~556 billion in 2008.

Net interest expense increased by 118.1% due primarily to an increase in deposits (including special high-interest deposit products) and the increased funding costs for corporate debentures issued by us as a result of the tightened credit market in the second half of 2008.

Non-interest income and non-interest expense including depreciation and amortization increased significantly, in each case, due primarily to an increase in the sales volume of foreign currency-related derivatives as a result of an increase in volatility in exchange rates and an enlarged exposure to naked currency positions among our customers.

Comparison of 2007 to 2006

The overall segment results for treasury and international banking significantly deteriorated from net income before income taxes of ~~W~~371 billion in 2006 to net loss of ~~W~~696 billion in 2007.

Net interest expense increased by 54.1% due primarily to an increase in foreign-currency denominated loans obtained by Shinhan Bank to reduce its long-term funding costs by taking advantage of the appreciation of Korean Won, as well as the increase in the issuance of Won-denominated corporate bonds.

Non-interest income decreased by 10.6% due primarily to a decrease in gains from foreign currency transactions, largely due to the appreciation of Won against other currencies in 2007.

Non-interest expense including depreciation and amortization increased by 5.0% due primarily to an increase in losses and other costs related to derivative products, which was mainly a result of the increased number of interest rate derivatives transactions undertaken in 2007 in light of the general increase in market interest rates.

Other Banking Services

This segment consists primarily of Shinhan Bank’s trust account management services, merchant banking business and non-performing loan collection services. The table below provides the income statement data for the other banking services segment for the periods indicated.

	Year Ended December 31,						% Change
	2006		2007		2008		2006/2007	2007/2008
	(In billions of Won, except percentages)

Income statement data
Net interest income	~~W~~	612	~~W~~	815	~~W~~	135	33.2%	(83.4)%
Non-interest income		1,034		1,766		2,772	70.8	57.0

Total revenues		1,646		2,581		2,907	56.8	12.6
Provision (reversal) for loan losses		45		62		245	37.8	N/M
Non-interest expense including depreciation and amortization		1,284		1,174		3,385	(8.6)	N/M

Segment results(1)	~~W~~	317	~~W~~	1,345	~~W~~	(723)	N/M	N/M

N/M = not meaningful

Note:

(1)	Net income per segment before income taxes.

For segment reporting purposes, each segment result reflects provision for loan losses that are allocated based on the ending balances of loans for each segment in order to show a meaningful comparison of performance within such segment and compared to other segments. In other banking segment, provision (reversal) for loan losses amounted to ~~W~~45 billion, ~~W~~62 billion and ~~W~~245 billion in 2006, 2007 and 2008, respectively.

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

Comparison of 2008 to 2007

The overall segment results for other banking decreased significantly from net income of ~~W~~1,345 billion in 2007 to net loss of ~~W~~723 billion in 2008.

We recorded net interest expense in 2008 compared to net interest income in 2007 due primarily to an aggressive marketing campaign by our merchant banking subsidiary to sell high interest-bearing deposit products to its corporate customers, which more than offset the increase in interest income from increased lending by large corporate borrowers.

Non-interest income increased by 57.0% due primarily to an increase in gains from foreign currency derivative transactions by our merchant banking subsidiary, which largely resulted from the increased volume of such transactions due to the wide fluctuations in the exchange rates between Korean Won and the U.S. dollar.

Non-interest expense including depreciation and amortization increased significantly due primarily to an increase in losses from foreign currency derivative transactions by our merchant banking subsidiary, which largely resulted from the increased volume of such transactions due to the wide fluctuations in the exchange rates between Korean Won and the U.S. dollar.

Comparison of 2007 to 2006

The overall segment results for other banking increased significantly from ~~W~~317 billion in 2006 to ~~W~~1,345 billion in 2007.

Net interest income increased by 33.2% due primarily to an increase in interest earned on commercial papers and debentures, which was partially offset by an increase in interests payable on certificates of deposit and other time deposits.

Non-interest income increased by 70.8% due primarily to an increase in gains from the disposition of available-for-sale securities as a result of the change in the accounting method into an equity accounting method for the 7.15% equity interest previously held by us prior to the acquisition of the controlling equity interest in LG Card in March 2007.

Non-interest expense including depreciation and amortization decreased by 8.6% due primarily to the absence in 2007 in impairment in available-for-sale securities recorded in 2006.

Credit Card Services

The credit card services segment consists of the credit card business of Shinhan Card, including its installment finance and leasing businesses.

	Year Ended December 31,						% Change
	2006(1)		2007(1)		2008		2006/2007	2007/2008
	(In billions of Won, except percentages)

Income statement data
Net interest income	~~W~~	718	~~W~~	2,804	~~W~~	2,958	N/M	5.5%
Non-interest income		1		197		632	N/M	N/M

Total revenues		719		3,001		3,590	N/M	19.6
Provision (reversal) for credit losses		92		301		43	N/M	(85.7)
Non-interest expense including depreciation and amortization		443		1,618		2,223	N/M	37.4

Segment results(2)	~~W~~	184	~~W~~	1,082	~~W~~	1,324	N/M	22.4%

N/M = not meaningful

Notes:

(1)	The information of former Shinhan Card for 2006 includes that for the credit card division of Chohung Bank from April 1, 2006 to December 31, 2006 to reflect the split-merger in April 2006. The information of Shinhan Card for 2007 includes that of LG Card (renamed as Shinhan Card on October 1, 2007) for the period from March 1, 2007 through December 31, 2007 (including that for the assets and liabilities of former Shinhan Card assumed by LG Card on October 1, 2007) and that of former Shinhan Card for the period from January 1, 2007 through September 30, 2007, presented on an aggregated basis.

(2)	Net income per segment before income taxes.

Comparison of 2008 to 2007

The overall segment results for the credit card business increased by 22.4% from ~~W~~1,082 billion in 2007 to ~~W~~1,324 billion in 2008.

Net interest income increased by 5.5% due primarily to an increase in interest income from credit card services as a result of an increase in the credit card balances, which more than offset an increase in funding costs due to the general rise in market borrowing rates.

Non-interest income increased significantly due primarily to an increase in gains from foreign currency derivative transactions related to the wide fluctuations in exchange rates between Korean Won and the U.S. dollar in the second half of 2008.

Provision for loan credit losses decreased by 85.7% due primarily to a significant increase of provision for credit losses made in 2007 as a result of reserve for unused credit limits set aside in 2008 pursuant to guidelines set by the Financial Supervisory Service, which reduced the need to make additional provision for credit losses in 2008. Shinhan Card adopted the change in provisioning policy for unused credit limits in 2008, which became effective at the end of 2008.

Non-interest expense including depreciation and amortization increased by 37.4% due primarily to an increase in losses from foreign currency derivative transactions related to the wide fluctuations in exchange rates between Korean Won and the U.S. dollar in the second half of 2008, and to a lesser extent, an increase in severance benefits paid in connection with a voluntary departure program.

Comparison of 2007 to 2006

The overall segment results, net interest income, provision for credit losses and non-interest expense for credit card services significantly increased from 2006 to 2007, due primarily to our acquisition of LG Card in March 2007.

Securities Brokerage Services

Securities brokerage services segment primarily reflects securities brokerage and dealing services on behalf of customers, which is conducted by Good Morning Shinhan Securities, our principal securities brokerage subsidiary.

	Year Ended December 31,						% Change
	2006		2007		2008		2006/2007	2007/2008
	(In billions of Won, except percentages)

Income statement data
Net interest income	~~W~~	67	~~W~~	137	~~W~~	184	104.5%	34.3%
Non-interest income		1,259		1,803		1,532	43.2	(15.0)

Total revenues		1,326		1,940		1,716	46.3	(11.5)
Provision (reversal) for credit losses		3		7		29	N/M	N/M
Non-interest expense including depreciation and amortization		1,189		1,681		1,478	41.4	(12.1)

Segment results(1)	~~W~~	134	~~W~~	252	~~W~~	209	88.1%	(17.1)%

N/M = not meaningful

Note:

(1)	Net income per segment before income taxes.

Comparison of 2008 to 2007

The overall segment results for securities brokerage services decreased by 17.1% from ~~W~~252 billion in 2007 to ~~W~~209 billion in 2008.

Net interest income increased by 34.3% due primarily to an increase in interest income from government bonds which were purchased in large quantity in 2008 to take advantage of arbitrage opportunities vis-à-vis repurchase contracts used for the funding of cash management accounts.

Non-interest income decreased by 15.0% due primarily to a decrease in fees and commission earned from brokerage transactions as a result of the downturn in the Korean stock market in the second half of 2008.

Non-interest expense including depreciation and amortization decreased by 12.1% due primarily to a decrease in payment made upon the exercise of put options sold to customers as a result of the decrease in the amount of put options that are in the money due to the downturn in the Korean stock market in the second half of 2008.

Comparison of 2007 to 2006

The overall segment results for securities brokerage services increased by 88.1% from ~~W~~134 billion in 2006 to ~~W~~252 billion in 2007.

Net interest income increased by 104.5% due primarily to an increase in interest earned from short-term trading securities, project financing loans and call money.

Non-interest income increased by 43.2% due primarily to an increase in fees and commission earned from derivatives transactions.

Non-interest expense including depreciation and amortization increased by 41.4% due primarily to an increase in losses and other costs related to derivatives transactions and valuation losses and disposition losses related to trading securities.

Life Insurance Services

Life insurance services segment consists of life insurance services provided by Shinhan Life Insurance.

	Year Ended December 31,						% Change
	2006		2007		2008		2006/2007	2007/2008
	(In billions of Won, except percentages)

Income statement data
Net interest income	~~W~~	228	~~W~~	293	~~W~~	357	28.5%	21.8%
Non-interest income		2,134		2,401		2,505	12.5	4.3

Total revenues		2,362		2,694		2,862	14.1	6.2
Provision (reversal) for loan losses		2		1		9	(50.0)	N/M
Non-interest expense including depreciation and amortization		2,194		2,509		2,667	14.4	6.3

Segment results(1)	~~W~~	166	~~W~~	184	~~W~~	186	10.8%	1.1%

N/M = not meaningful

Note:

(1)	Net income per segment before income taxes.

Comparison of 2008 to 2007

The overall segment results for life insurance services increased by 1.1% from ~~W~~184 billion in 2007 to ~~W~~186 billion in 2008.

Net interest income increased by 21.8% due primarily to an increase in interest earned on long-term debt securities which comprised a greater proportion of the asset portfolio for this segment in 2008.

Non-interest income increased by 4.3% due primarily to an increase in insurance premium, which was largely due to an increase in the number and volume of insurance contracts with customers.

Non-interest expense including depreciation and amortization increased by 6.3% due primarily to an increase in insurance premium repaid due to an increase in early termination.

Comparison of 2007 to 2006

The overall segment results for life insurance services increased by 10.8% from ~~W~~166 billion in 2006 to ~~W~~184 billion in 2007.

Net interest income increased by 28.5% due primarily to an increase in interest earned on debt securities issued by financial institutions.

Non-interest income increased by 12.5% due primarily to an increase in insurance premium, which was largely due to an increase in the number and volume of insurance contracts with customers.

Non-interest expense including depreciation and amortization increased by 14.4% due primarily to an increase in insurance payments, which was largely due to the increase in the number and volume of insurance contracts with customers.

Other

Other segment primarily reflects all other activities of Shinhan Financial Group, as the holding company, and our other subsidiaries, including the results of operations of Jeju Bank, Shinhan Capital, SH&C Life Insurance, Shinhan Credit Information, Shinhan BNP Paribas Asset Management, Shinhan Macquarie Financial Advisory, Shinhan Private Equity and back-office functions maintained at the holding company.

	Year Ended December 31,						% Change
	2006		2007		2008		2006/2007	2007/2008
	(In billions of Won, except percentages)

Income statement data
Net interest income (loss)	~~W~~	109	~~W~~	(23)	~~W~~	(48)	N/M	108.7%
Non-interest income		263		272		705	3.4%	159.2

Total revenues		372		249		657	(33.1)	163.9
Provision (reversal) for loan losses		15		27		26	80.0	(3.7)
Non-interest expense including depreciation and amortization		334		337		634	0.9	88.1

Segment results(1)	~~W~~	23	~~W~~	(115)	~~W~~	(3)	N/M	(97.4)%

N/M = not meaningful

Note:

(1)	Net income (or loss) per segment before income taxes.

Comparison of 2008 to 2007

The other segment results decreased by 97.4% from net loss of ~~W~~115 billion in 2007 to ~~W~~3 billion in 2008.

Net interest loss increased by 108.7% due primarily to an increase in interest expense related to the additional Won-denominated corporate debentures issued by Shinhan Financial Group.

Non-interest income increased significantly due primarily to an increase in the transaction gains from foreign currency trading by Shinhan Capital.

Non-interest expense including depreciation and amortization increased by 88.1% due primarily to an increase in the transaction losses from foreign currency trading by Shinhan Capital.

Comparison of 2007 to 2006

The other segment recorded net interest loss of ~~W~~23 billion in 2007 compared to net interest income of ~~W~~109 billion in 2006, due primarily to an increased level of borrowings by our holding company from third parties to fund the acquisition of LG Card and the operating capital of our non-bank and non-card subsidiaries, which was partially offset by an increase in income earned on project-finance related loans and an increase on foreign currency-denominated loans.

Non-interest income increased by 3.4%, due primarily to a decrease in non-interest income of Shinhan Capital, including a decrease in income from operating leases and gains from foreign currency translations.

Provision for credit losses increased by 80.0% due primarily to the increase in the provision ratio for credit losses for loans classified as “normal” as required by the Financial Supervisory Service from 0.70% to 0.85~0.90%, beginning in 2007.

Non-interest expense including depreciation and amortization increased by 0.9% due primarily to an increase in depreciation and amortization expenses related to the lease assets of Shinhan Capital, which increased from 2006 to 2007 as a result of the business transfer from Shinhan Card in 2007.

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets.

	As of December 31,						% Change
	2006		2007		2008		2006/2007	2007/2008
	(In billions of Won, except percentages)

Cash and cash equivalents	~~W~~	1,691	~~W~~	3,580	~~W~~	1,365	111.7%	(61.9)%
Restricted cash		6,758		4,745		7,049	(29.8)	48.6
Interest-bearing deposits		725		1,094		1,627	50.9	48.7
Call loans and securities purchased under resale agreements		1,243		802		3,066	(35.5)	282.3
Trading assets:
Trading securities		3,474		8,220		6,724	136.6	(18.2)
Derivative assets		1,363		1,962		11,977	43.9	510.4
Securities:
Available-for-sale securities		16,939		22,849		29,746	34.9	30.2
Held-to-maturity securities		7,581		8,224		8,696	8.5	5.7
Loans:
Corporate		67,967		71,651		94,695	5.4	32.2
Consumer		54,479		80,167		75,846	47.2	(5.4)

Total loans, gross		122,446		151,818		170,541	24.0	12.3
Deferred origination costs (fees)		118		4		(32)	(96.6)	(900.0)
Less: allowance for loan losses		1,575		2,099		3,201	33.3	52.5

Total loans, net		120,989		149,723		167,308	23.7	11.7

Customers’ liability on acceptances		1,417		1,701		2,433	20.0	43.0
Premises and equipment, net		2,097		2,455		2,412	17.1	(1.8)
Goodwill and intangible assets		2,584		6,160		5,571	138.4	(9.6)
Security deposits		1,108		1,294		1,334	16.8	3.1
Other assets		7,118		8,813		11,665	23.8	32.4

Total assets	~~W~~	175,087	~~W~~	221,622	~~W~~	260,973	26.6%	17.8%

2008 Compared to 2007

Our assets increased by 17.8% from ~~W~~221,622 billion as of December 31, 2007 to ~~W~~260,973 billion as of December 31, 2008 principally due to an increase in the amount of loans and derivative assets. The amount of loans increased by 11.7%, on a net basis, from ~~W~~149,723 billion as of December 31, 2007 to ~~W~~167,308 billion as of December 31, 2008, principally due to an increase in corporate loans. Our corporate loans increased by 32.2% from ~~W~~71,651 billion as of December 31, 2007 to ~~W~~94,695 billion as of December 31, 2008, mainly due to an increase in lending to large corporations. Loans to large corporations increased largely as a result of increased demand from large corporations for bank loans due to the relative scarcity of alternative financing arising from the global liquidity crisis in the second half of 2008. Derivative assets increased significantly from ~~W~~1,962 billion as of December 31, 2007 to ~~W~~11,977 billion as of December 31, 2008, largely due an increase in foreign currency related derivatives for hedging against the wide fluctuations in foreign exchange rates in 2008, particularly the Won against the U.S. dollar.

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

For further information on our assets, see “Item 4. Information on the Company — Description of Assets and Liabilities.”

Liabilities and Stockholders’ Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities.

	As of December 31,						% Change
	2006		2007		2008		2006/2007	2007/2008
	(In billions of Won, except percentages)

Interest bearing	~~W~~	91,578	~~W~~	103,241	~~W~~	119,762	12.7%	16.0%
Noninterest bearing		3,918		3,162		2,942	(19.3)	(7.0)
Trading liabilities		1,611		2,509		11,831	55.7	N/M
Acceptances outstanding		1,417		1,701		2,433	20.0	43.0
Short-term borrowings		10,995		15,801		23,225	43.7	47.0
Secured borrowings		8,103		11,452		10,226	41.3	(10.7)
Long-term debt		32,574		46,496		49,652	42.7	6.8
Future policy benefit		5,683		6,769		7,260	19.1	7.3
Accrued expenses and other liabilities		9,244		13,369		15,678	44.6	17.3

Total liabilities		165,123		204,500		243,009	23.8	18.8

Minority interest		162		212		312	30.9	47.2
Redeemable convertible preferred stock		—		—		—	—	—
Stockholders’ equity		9,802		16,910		17,652	72.5	4.4

Total liabilities, minority interest and stockholders’ equity	~~W~~	175,087	~~W~~	221,622	~~W~~	260,973	26.6%	17.8%

N/M = not meaningful

2008 Compared to 2007

Our total liabilities increased by 18.8% from ~~W~~204,500 billion as of December 31, 2007 to ~~W~~243,009 billion as of December 31, 2008, primarily due to an increase in deposits at Shinhan Bank largely as a result of an aggressive campaign to find funding for the increased volume of loans made by Shinhan Bank.

The increase in deposits was largely due to an increase in high-interest savings and other time deposits, which were marketed heavily to attract deposit in light of the global liquidity crisis in the second half of 2008.

To a lesser extent, our total liabilities increased also as a result of liabilities related to the foreign currency-related derivative products, largely due to the increased use of such derivatives for hedging against the wide fluctuations in foreign exchange rates in 2008, particularly the Won against the U.S. dollar.

Our stockholders’ equity increased by 4.4% from ~~W~~16,910 billion as of December 31, 2007 to ~~W~~17,652 billion as of December 31, 2008, largely due to the increase in retained earnings, which was partially offset by accumulated other comprehensive income related to the valuation losses of available-for-sale securities.

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

Liquidity and Capital Resources

We are exposed to liquidity risk arising from the funding of our lending, trading and investment activities and in the management of trading positions. The goal of liquidity management is for us to be able, even under adverse conditions, to meet all of our liability repayments on time and fund all investment opportunities. For an explanation of how we manage our liquidity risk, see “Business — Risk Management — Market Risk Management — Market Risk Management for Non-trading Activities — Liquidity Risk Management.” In our opinion, the working capital is sufficient for our present requirements.

The following table sets forth our capital resources as of December 31, 2008.

	As of December 31, 2008
	(In billions of Won)

Deposits	~~W~~	122,704
Long-term debt		49,652
Call money		4,878
Borrowings from the Bank of Korea		1,259
Other short-term borrowings		17,088
Asset securitizations		10,226
Stockholders’ equity(1)		2,200

Total	~~W~~	208,007

Note:

(1)	Includes redeemable preferred stock and redeemable convertible preferred stock. See Note 21 in the notes to our consolidated financial statements included in this annual report

Due to our history as a traditional commercial bank, our primary source of funding has historically been and continues to be customer deposits. Deposits amounted to ~~W~~106,403 billion and ~~W~~122,704 billion as of December 31, 2007 and 2008, respectively, which represented approximately 58.4% and 59.0%, respectively, of our total funding as of such dates.

Our banking subsidiaries meet most of their funding requirements through short-term funding sources, which consist primarily of customer deposits. As of December 31, 2008, approximately 60.3% of Shinhan Bank’s total deposits had current maturities of one year or less. In the past, largely due to the lack of alternative investment opportunities for individuals and households in Korea, especially in light of the low interest rate environment and volatile stock market conditions, a substantial portion of such customer deposits were rolled over upon maturity and accordingly provided a stable source of funding for Shinhan Bank. However, at times of increased popularity of higher-yielding investment opportunities driven such as the bullish stock market in 2007 and the first half of 2008, an increasing portion of customer deposits maintained at banks shifted to money market funds and other brokerage accounts maintained at securities companies, which resulted in temporary difficulty in finding sufficient funding for Korean banks in general, including Shinhan Bank, in January 2008. While a large portion of such customers tend to revert to bank deposits at times of bearish stock markets, we cannot assure you that there will not be significant outflows in bank deposits in the future resulting from upturns in the stock market or the availability of other attractive investment alternatives. In addition, during times of sudden and significant devaluations of Korean Won against the U.S. dollar as was the case recently amid the global liquidity crisis, Korean commercial banks, including our banking subsidiaries, had temporary difficulties in refinancing or obtaining optimal amounts of foreign currency-denominated funding on terms commercially acceptable to us. While our banking subsidiaries currently are not facing liquidity difficulties in any material respect, if we or our banking subsidiaries are unable to obtain the funding we need on terms commercially acceptable to us for an extended period of time for reasons of Won devaluation or otherwise, we may not be able to ensure our financial viability, meet regulatory requirements, implement our strategies or compete effectively.

We may use secondary and other funding sources, such as debt and equity securities issuances and repurchase transactions, to complement, or, if necessary, replace funding through customer deposits.

We depend on long-term debt as a significant source of funding, principally in the form of corporate debt securities. Since 1999, we have actively issued and continue to issue long-term debt securities with maturities of over one year in the Korean fixed-income market. Shinhan Bank has maintained one of the highest credit ratings of AAA in the domestic fixed-income market since 1999 and our holding company has also maintained the highest credit rating since its inception in 2001. Shinhan Card currently has a domestic credit rating of AA. In addition, Shinhan Bank and Shinhan Card may also issue long-term debt securities denominated in foreign currency in the overseas market. As of December 31, 2006, 2007 and 2008, our long-term debt amounted to ~~W~~32,574 billion, ~~W~~46,496 billion and ~~W~~49,652 billion, respectively.

Given Shinhan Bank’s relatively high debt rating in the fixed-income market in Korea, we believe that Shinhan Bank will be able to obtain replacement funding through the issuance of long-term debt securities. Shinhan Bank’s interest rates on long-term debt securities are in general 20 to 30 basis points higher than the interest rates offered on their deposits. However, since long-term debt securities are not subject to premiums paid for deposit insurance and the Bank of Korea reserves, we estimate that our funding costs on long-term debt securities are on a par with our funding costs on deposits.

Credit ratings affect the cost and other terms upon which we and our subsidiaries are able to obtain funding. Domestic and international rating agencies regularly evaluate us and our subsidiaries and their ratings of our and our subsidiaries’ long-term debt are based on a number of factors, including our financial strength as well as conditions affecting the financial services industry generally. In light of the ongoing difficulties in the financial services industry and the financial markets, there can be no assurance that the rating agencies will maintain the current ratings or outlooks for us or our subsidiaries. For example, in February 2009, Moody’s have put 10 commercial banks in Korea, including Shinhan Bank, on a negative outlook, as a result of which Shinhan Bank’s credit rating for foreign currency-denominated long-term unsecured senior debt was downgraded to A2 from A1. There is no assurance that other rating agencies will not follow suit or place in an even more negative credit rating category. Our failure to maintain current credit ratings and outlooks could increase the cost of our funding, limit our access to capital markets and other borrowings, and require us to post additional collateral in financial transactions, any of which could adversely affect our liquidity, net interest margins and profitability.

As of June 10, 2009, the credit ratings by S&P, Moody’s and Fitch assigned to Shinhan Bank and Shinhan Card were as follows:

As of June 10, 2009
	S&P	Moody’s	Fitch

Shinhan Bank	A−	A2	A
Shinhan Card	BBB+	—	BBB+

Our holding company has not received ratings by any of these credit rating agencies since it has not obtained funding from overseas sources to date.

Secondary funding sources also include call money, borrowings from The Bank of Korea and other short-term borrowings which amounted to ~~W~~10,995 billion, ~~W~~15,801 billion and ~~W~~23,225 billion, as of December 31, 2006, 2007 and 2008, each representing 7.0%, 8.7% and 11.2%, respectively, of our total funding as of such dates.

In limited situations, we may also issue redeemable preferred shares and redeemable convertible preferred shares which are convertible into our common shares. For example, in August 2003, in order to partly fund our acquisition of Chohung Bank, we issued to Korea Deposit Insurance Corporation (i) 46,583,961 redeemable preferred shares for ~~W~~843 billion and (ii) 44,720,603 redeemable convertible preferred shares for ~~W~~809 billion, and issued to other domestic financial institutions 6,000,000 redeemable preferred shares for ~~W~~900 billion. In addition, in January 2007, partly to fund the acquisition of LG Card, we raised ~~W~~3,750 billion through private placements of 28,990,000 redeemable preferred shares and 14,721,000 redeemable convertible preferred shares to institutional investors and governmental entities in Korea. For further details on the terms of these preferred shares, including scheduled redemption dates, dividend rates and conversion ratios, see “Item 10. Additional Information — Articles of Incorporation — Description of Capital Stock — Description of Redeemable Preferred Stock.”

These preferred shares have a term of 20 years and may be redeemed at our option from the fifth anniversary of the date of issuance to the maturity date. The redeemable convertible preferred shares may be converted into our common shares at a conversion ratio of one-to-one from the first anniversary of the issue date to the fifth anniversary of the issue date. The dividend ratio on the redeemable preferred shares is 7% for the first five years and increases according to a preset formula. The dividend ratio on the redeemable convertible preferred shares is 3.25% for the first five years and increases according to a preset formula. These preferred shares have terms that are different from the preferred shares issued previously. See “Item 10. Additional Information — Articles of Incorporation — Description of Capital Stock — Description of Redeemable Preferred Stock — Series 10 Redeemable Preferred Stock” and “— Description of Redeemable Convertible Preferred Stock — Series 11 Redeemable Convertible Preferred Stock.” Pursuant to laws and regulations in Korea, we may redeem our preferred stock to the extent of our retained earnings of the previous fiscal year, net of certain reserves as determined under Korean GAAP. At this time, we expect that cash from our future operations should be adequate to provide us with sufficient capital resources to enable us to redeem our preferred stock on or prior to their scheduled maturities. In the event there is a short-term shortage of liquidity to make the required cash payments for redemption as a result of, among other things, failure to receive dividend payments from our operating subsidiaries on time or as a result of significant expenditures resulting from future acquisitions, we plan to raise cash liquidity through the issuance of long-term debt in the Korean fixed-income market in advance of the scheduled maturity on our preferred stock. To the extent we need to obtain additional liquidity, we plan to do so through the issuance of long-term debt and the use of our other secondary funding sources.

Our policy is to encourage our subsidiaries to secure their own funding and liquidity sources. With respect to Shinhan Capital and Shinhan Card, we have, in certain cases, provided funding through our holding company to take advantage of our lower cost of funding within regulatory limitations. For example, in 2007 and 2008, we provided funding in the amount of ~~W~~250 billion and ~~W~~850 billion, respectively, to Shinhan Card and ~~W~~250 billion and ~~W~~350 billion, respectively, to Shinhan Capital, in each case, in the form of capital contribution through our holding company. However, under the Monopoly Regulation and Fair Trade Act of Korea, a financial holding company is prohibited from borrowing funds in excess of 200% of its total stockholders’ equity. In addition, pursuant to our liquidity risk management policies designed to ensure compliance with required capital adequacy and liquidity ratios, we have set limits to the amount of liquidity support by our holding company to our subsidiaries to 70% of our total stockholders’ equity and the amount of liquidity support to a single subsidiary to 35% of our total stockholders’ equity.

We generally may not acquire our own shares except in certain limited circumstances including, without limitation, a reduction in capital. However, pursuant to the Financial Investment Services and Capital Markets Act and regulations under the Financial Holding Companies Act, we may purchase our own shares on the KRX KOSPI Market of the Korea Exchange or through a tender offer, or retrieve our own shares from a trust company upon termination of a trust agreement subject to the restrictions that (1) the aggregate purchase price of such shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year less the amounts of dividends and reserves for such fiscal year, subtracted by the sum of (a) the purchase price of treasury stock acquired if any treasury stock has been purchased after the end of the preceding fiscal year pursuant to the

Commercial Act or the Financial Investment Services and Capital Markets Act, (b) the amount subject to a trust contract, and (c) the amount of dividends approved at the ordinary general shareholders’ meeting after the end of the preceding fiscal year and the amount of retained earnings reserve required under the Commercial Act; plus if any treasury stock has been disposed of after the end of the preceding fiscal year, the acquisition cost of such treasury stock, and (2) the purchase of such shares shall meet the requisite ratio under the Financial Holding Companies Act and regulations thereunder. We may purchase our own shares for the purpose of cancellation with profits through the KRX KOSPI Market of the Korea Exchange, or through a tender offer acquire interests in our own shares through agreements with trust companies, subject to the same restrictions on the purchase price as described in this paragraph. In addition, pursuant to the Financial Investment Services and Capital Markets Act, in certain limited circumstances, dissenting holders of shares have the right to require us to purchase their shares.

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

Contractual Cash Obligations

The following table sets forth our contractual cash obligations as of December 31, 2008.

	Less Than	1-3	3-5	More Than
	1 Year	Years	Years	5 Years	Total

Long-term debt	12,711	20,837	5,806	13,049	52,403
Secured borrowings	7,192	1,662	1,135	844	10,833
Provisions for accrued severance indemnities	10	5	10	104	129
Deposits	76,790	7,449	362	485	85,086

Total	96,703	29,953	7,313	14,483	148,452

Notes:

(1)	Includes estimated future interest payments. The future interest payment have been estimated using the weighted average interest rates paid for 2008 for each category and their scheduled contractual maturities.

(2)	Long-term debt includes senior debt, subordinated debt and Redeemable Preferred Stock, as contained in Note 15 to our consolidated financial statements.

(3)	See Note 14 to our consolidated financial statements included in this annual report.

(4)	This amount represents the amount of severance payment we are obligated to pay to the employees who are scheduled to retire during the indicated periods, as determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. In accordance with our policy and the Korean Labor Standard Law, employees with one year or more of service are entitled, upon termination of employment, to receive a lump sum severance payment based upon the length of their service and the average of the last three months’ wages.

(5)	Deposits include certificate of deposits, other time deposits and mutual installment deposits, as contained in Note 12 to our consolidated financial statements.

(6)	This amount represents provisions for accrued severance indemnities for a period of 10 years or less.

The above table does not include uncertain tax benefits of ~~W~~119 billion associated with FIN 48 and tax-related interest and penalties of ~~W~~54 billion.

Commitments and Guarantees

In the normal course of our banking activities, we make various commitments and guarantees to meet the financing needs of our customers. Commitments and guarantees are usually in the form of, among others, commitments to extend credit, commercial letters of credit, standby letter of credit and performance guarantees. The contractual amount of these financial instruments represents the maximum possible loss amount if the counter-party draws down the commitment or we should fulfill our obligation under the guarantee and the counter party fails to perform under the contract. See “Item 4. Information on the Company — Description of Assets and Liabilities — Commitments and Guarantees.”

The following table sets forth our commitments and guarantees as of December 31, 2008. These commitments, apart from certain guarantees and acceptances, are not included within our consolidated balance sheet.

	As of December 31, 2008
	Commitment Expiration by Period
	Less Than		1-5		More Than
	1 Year		Years		5 Years		Total
	(In billions of Won)

Commitments to extend credit(1):
Corporate	~~W~~	42,718	~~W~~	4,000	~~W~~	3,155	~~W~~	49,873
Credit card lines(2)		1,435		31,240		19,902		52,577
Consumer(3)		8,055		294		1		8,350
Commercial letters of credit(4)		3,003		3		—		3,006
Financial standby letters of credit(5)		332		74		—		406
Other financial guarantees(6)		755		32		25		812
Performance letters of credit and guarantees(7)		7,831		3,653		66		11,550
Liquidity facilities to SPEs(8)		337		1,248		506		2,091
Acceptances(9)		2,408		25		—		2,433
Loans sold with recourse(10)		—		1		—		1
Guarantee on trust accounts(11)		428		449		2,649		3,526

Total	~~W~~	67,302	~~W~~	41,019	~~W~~	26,304	~~W~~	134,625

Notes:

(1)	Commitments to extend credit represent unfunded portions of authorizations to extend credit in the form of loans. The commitments expire on fixed dates and a customer is required to comply with predetermined conditions to draw funds under the commitments.

(2)	Relates to the unused portion of credit card limits that may be cancelled by us after notice to the borrower if we determine that the borrower’s repayment ability is significantly impaired.

(3)	Excludes credit cards.

(4)	Commercial letters of credit are undertakings on behalf of customers authorizing third parties to draw drafts on us up to a stipulated amount under specific terms and conditions. These are generally short-term and collateralized by the underlying shipments of goods to which they relate. Commitments to extend credit, including credit lines, are in general subject to provisions that allow us to withdraw such commitments in the event there are material adverse changes affecting an obligor.

(5)	Financial standby letters of credit are irrevocable obligations to pay third party beneficiaries when our customers fail to repay loans or debt instruments, which are generally in foreign currencies. A substantial portion of these standby letters of credit are secured by underlying assets, including trade-related documents.

(6)	Other financial guarantees are used in various transactions to enhance the credit standing of our customers. They provide irrevocable assurance, subject to satisfaction of certain conditions, that we will make payment in the event that our customers fail to fulfill their obligations to third parties. These financial obligations include a return of security deposits and the payment of service fees.

(7)	Performance letters of credit and guarantees are issued to guarantee customers’ tender bids on construction or similar projects or to guarantee completion of such projects in accordance with contractual terms. They are also issued to support a customer’s obligation to supply products, commodities, maintenance or other services to third parties

(8)	Liquidity facilities to SPEs represent irrevocable commitments to provide contingent credit lines including commercial paper purchase agreements to special purpose entities for which we serve as the administrator.

(9)	Acceptances represent guarantees by us to pay a bill of exchange drawn on a customer. We expect most acceptances to be presented, but reimbursement by the customer is normally immediate.

(10)	Loans sold with recourse represent certain non-performing loans we sold to Korea Asset Management Corporation prior to 1999. The sales agreements contain a recourse obligation under which Korea Asset Management Corporation can obligate us to repurchase the related loans. The recourse obligation has no expiration date.

(11)	Guarantees on trust accounts represent guarantee of principal issued to trust fund investors.

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

We have included narrative disclosure in the footnotes to the Korean GAAP financial statements more clearly identify where significant accounting policy changes have taken place, which line items would be affected and how the balances would be affected. The areas where such significant changes have occurred are as follows:

•	Allowance for loan losses;

•	Allowance for unused loan commitments;

•	Allowance for guarantees and acceptances; and

•	Deferred taxation.

Consolidated Income Statement Data

	Year Ended December 31,
	2004		2005		2006		2007		2008			2008(1)
	(In billions of Won and millions of US$, except per share data)

Interest income and dividends	~~W~~	8,217	~~W~~	8,090	~~W~~	9,473	~~W~~	13,958	~~W~~	16,681		$13,218
Interest expense		3,986		3,842		4,782		6,868		8,865		7,025
Net interest income		4,231		4,248		4,691		7,090		7,816		6,193
Provision for loan losses		1,402		649		575		739		1,044		827
Non-interest income		6,412		7,917		11,316		12,886		43,277		34,292
Non-interest expense		7,907		9,676		12,924		15,324		47,055		37,286
Income tax expenses		213		264		670		549		968		767
Pre-acquisition income in subsidiaries(2)		—		—		—		(874)		—		—
Net income in minority interest		71		15		16		94		7		6
Net income in majority interest	~~W~~	1,050	~~W~~	1,561	~~W~~	1,822	~~W~~	2,396	~~W~~	2,019		$1,599
Earnings per share, basic	~~W~~	3,197	~~W~~	4,360	~~W~~	4,746	~~W~~	5,562	~~W~~	4,466		$3.54
Earnings per share, diluted		2,820		4,109		4,746		5,424		4,369		3.46
Cash dividends per common share		750		800		900		900		—	(3)	—	(3)

Notes:

(1)	Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,262 per US$1.00, the Noon Buying Rate in effect on December 31, 2008.

(2)	Noninterest revenue includes fees and commissions income, dividends on securities, gains on security valuations and disposals, gains on foreign currency transaction and gains from derivative transactions.

(3)	Noninterest expense is composed of fees & commissions paid or payable, general and administrative expenses, losses on securities valuations and disposals, losses on foreign currency transactions and losses from derivative transactions.

Consolidated Balance Sheet Data

	As of December 31,
	2004		2005		2006		2007		2008		2008(1)
	(In billions of Won and millions of US$)

Cash and due from banks	~~W~~	6,713	~~W~~	8,476	~~W~~	11,347	~~W~~	9,677	~~W~~	13,079	$10,364
Trading securities		7,065		5,496		5,513		11,740		8,838	7,003
Investment securities		20,786		24,746		25,658		31,638		38,647	30,624
Loans		99,116		108,390		124,264		150,926		173,662	137,608
Less allowance for doubtful accounts		(1,917)		(1,741)		(1,881)		(2,953)		(3,317)	(2,628)
Property and equipment, net		1,859		1,887		2,214		2,407		2,411	1,911
Goodwill, net		1,045		1,587		1,437		4,986		4,528	3,588
Other assets		12,164		12,097		10,168		13,816		26,167	20,734

Total assets		146,831		160,938		178,720		222,237		264,015	209,204

Deposits		87,528		91,521		99,744		110,582		126,764	100,447
Borrowings		14,895		15,917		18,173		24,205		27,731	21,974
Debentures, net		20,114		22,840		29,485		42,586		49,181	38,971
Retirement and severance benefits, net		79		178		243		335		381	302
Other liabilities		16,380		20,230		19,520		26,303		42,006	33,285

Total liabilities		138,996		150,686		167,165		204,011		246,063	194,979

Stockholders’ equity		7,835		10,252		11,555		18,226		17,952	14,225

Total liabilities and stockholders’ equity	~~W~~	146,831	~~W~~	160,938	~~W~~	178,720	~~W~~	222,237	~~W~~	264,015	$209,204

Note:

(1)	Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,262 per US$1.00, the Noon Buying Rate in effect on December 31, 2008. The Noon Buying Rate has been highly volatile recently and the U.S. Dollar amounts referred to in this report should not be relied upon as an accurate reflection of our results of operations. We expect this volatility to continue in the near future.

Profitability Ratios

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(Percentages)

Net income as a percentage of:
Average total assets(1)	0.72%	0.93%	1.09%	1.14%	0.81%
Average stockholders’ equity(1)(2)	14.08	17.96	15.53	11.61	9.40
Dividend payout ratio(3)	24.89	17.11	18.96	16.75	—
Net interest spread(4)	2.09	2.60	2.94	3.60	3.29
Net interest margin(5)	2.28	2.74	3.20	3.93	3.69
Efficiency ratio(6)	74.29	79.54	80.74	76.71	92.10
Cost-to average assets ratio(7)	5.18	5.50	7.74	7.27	18.89
Equity to average asset ratio(8)	5.10	5.20	6.99	9.79	8.62

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank and Jeju Bank and (b) quarterly balances for other subsidiaries.

(2)	Includes redeemable preferred shares and redeemable convertible preferred shares issued by us (i) in August 2003 as part of funding for the acquisition of Chohung Bank and (ii) in January 2007 as part of funding for the acquisition of LG Card. These preferred shares are treated as stockholders’ equity. For a more detailed description of the preferred shares issued by us, see “Item 10. Additional Information — Articles of Incorporation — Description of Capital Stock — Description of Redeemable Convertible Preferred Stock.”

(3)	The dividend payout ratio represents the ratio of total dividends paid on common stock as a percentage of net income attributable to common stock.

(4)	Net interest spread represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.

(5)	Net interest margin represents the ratio of net interest income to average interest earning assets.

(6)	Efficiency ratio represents the ratio of non-interest expense to the sum of net interest income and non-interest income, a measure of efficiency for banks and financial institutions. Efficiency ratio may be reconciled to comparable line-items in our income statement for the periods indicated as follows:

	Year Ended December 31,
	2004		2005		2006		2007		2008
	(In billions of Won, except percentages)

Non-interest expense (A)	~~W~~	7,907	~~W~~	9,676	~~W~~	12,924	~~W~~	15,324	~~W~~	47,055
Divided by
The sum of net interest income and non-interest income (B)		10,643		12,165		16,007		19,976		51,093
Net interest income		4,231		4,248		4,691		7,090		7,816
Non-interest income		6,412		7,917		11,316		12,886		43,277
Efficiency ratio ((A) as a percentage of (B))		74.29%		79.54%		80.74%		76.71%		92.10%

(7)	Cost-to-average-assets ratio, a measure of cost of funding used by banks and financial institutions, represents the ratio of non-interest expense to average total assets.

(8)	Equity to average asset ratio represents the ratio of average stockholders’ equity to average total assets.

Capital Ratios

	As of December 31,
	2004	2005	2006	2007	2008
	(Percentages)

Requisite capital ratio(1)	129.41	132.81	139.28	N/A	N/A
BIS ratio(1)	N/A	N/A	N/A	9.85	10.19
Total capital adequacy ratio for Shinhan Bank(2)	11.94	12.23	12.01	12.09	13.43
Tier I capital adequacy ratio	7.45	8.16	7.81	7.64	9.30
Tier II capital adequacy ratio	4.49	4.07	4.20	4.45	4.13
Total capital adequacy ratio for Chohung Bank(2)	9.40	10.94	N/A	N/A	N/A
Tier I capital adequacy ratio	4.99	6.52	N/A	N/A	N/A
Tier II capital adequacy ratio	4.41	4.42	N/A	N/A	N/A
Adjusted equity capital ratio of Shinhan Card(3)	16.48	17.68	17.47	25.31	20.32
Solvency ratio for Shinhan Life Insurance(4)	265.69	232.12	232.60	226.05	209.47

N/A = Not available

Notes:

(1)	We were restructured as a financial holding company on September 1, 2001, and until 2006, under the guidelines issued by the Financial Services Commission applicable to financial holding companies, were required to maintain minimum capital as measured by the requisite capital ratio. For 2004, 2005 and 2006, the minimum requisite capital ratio applicable to us as a holding company was 100%. Starting 2007, under the revised guidelines, the minimum requisite capital ratio applicable to us changed to the BIS ratio of 8%. Requisite capital ratio is computed as the ratio of net aggregate amount of our equity capital to aggregate amounts of requisite capital. This computation is based on our consolidated financial statement in accordance with Korean GAAP. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

(2)	Chohung Bank was merged with Shinhan Bank in April 2006. Accordingly, the capital adequacy ratio information for 2006 and afterwards is not available for Chohung Bank.

(3)	Adjusted equity capital ratio is the ratio of total adjusted stockholders’ equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Services Commission for credit card companies. Under these regulations, a credit card company is required to maintain a minimum adjusted equity capital ratio of 8%. This computation is based on the non-consolidated financial statements of the credit card company prepared in accordance with Korean GAAP. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

The information as of December 31, 2004, and 2005, includes the information of former Shinhan Card and does not include the information of the credit card division of Chohung Bank. The information as of December 31, 2006, represents the information of former Shinhan Card (including that of the credit card division of Chohung Bank, which was split-merged into former Shinhan Card on April 3, 2006). The information as of December 31, 2007, represents the information for LG Card, renamed Shinhan Card on October 1, 2007 (including that of the assets and liabilities of former Shinhan Card, which were transferred to LG Card on October 1, 2007). The information as of December 31, 2008, represents the information for Shinhan Card.

For comparison, the adjusted equity capital ratio of LG Card as of December 31, 2004, 2005 and 2006 was −6.89%, 25.55% and 34.25%, respectively.

(4)	Solvency ratio is the ratio of the solvency margin to the standard amount of solvency margin as defined and computed in accordance with the regulations issued by the Financial Services Commission for life insurance companies. Under these regulations Shinhan Life Insurance is required to maintain a minimum solvency ratio of 100%. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

Asset Quality Ratios

	As of December 31,
	2004		2005		2006		2007		2008
	(In billions of Won, except percentages)

Substandard and below loans(1)	~~W~~	1,686	~~W~~	1,195	~~W~~	1,064	~~W~~	1,513	~~W~~	1,979
Substandard and below loans as a percentage of total loans		1.72%		1.09%		0.87%		1.03%		1.18%
Substandard and below loans as a percentage of total assets		1.15		0.74		0.60		0.68		0.75
Precautionary loans as a percentage of total loans(2)		2.98		2.57		1.16		1.16		1.29
Precautionary and below loans as a percentage of total loans(2)		4.70		3.66		2.03		2.19		2.47
Precautionary and below loans as a percentage of total assets(2)		3.13		2.49		1.40		1.46		1.57
Allowance for loan losses as a percentage of substandard and below loans		110.86		143.43		172.98		184.63		165.22
Allowance for loan losses as a percentage of precautionary and below loans(2)		40.67		42.76		73.88		86.50		79.08
Allowance for loan losses as a percentage of total loans		1.91		1.57		1.50		1.89		1.95
Substandard and below credits as a percentage of total credits(3)		1.69		1.07		0.84		0.98		1.15
Loans in Korean Won as a percentage of deposits in Korean Won(4)		99.30		107.79		115.05		126.58		125.43

Notes:

(1)	Substandard and below loans (other than loans provided from our trust accounts and confirmed guarantees and acceptances) are defined in accordance with the regulatory guidance in Korea. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Banks.”

(2)	As defined by the Financial Services Commission.

(3)	Credits include loans provided from our trust accounts (including bills purchased and privately placed debentures) and confirmed guarantees and acceptances, as well as the total loan portfolio of the banking accounts.

(4)	Loans in Korean Won do not include bills bought in Won, advances for customers, credit card accounts, bonds purchased under resale agreements, call loans, private placement corporate bonds and loans in restructurings that have been swapped for equity in the restructured borrower.

Recently Adopted Accounting Pronouncements and New Accounting Pronouncements (U.S. GAAP)

Please refer to Note 2 in the footnotes to our financial statements.

Reconciliation with Korean Generally Accepted Accounting Principles

Our consolidated financial statements and related footnotes appearing in “Item 18. Financial Statements,” and other financial data appearing in Items 3, 4 and 5 are prepared in accordance with U.S. GAAP, unless otherwise specifically mentioned. Our consolidated financial statements prepared in accordance with U.S. GAAP, differ in significant respects from Korean GAAP, the basis of the consolidated financial data appearing in “— Selected Financial Information under Korean GAAP” are presented. The following are reconciliations of net income and stockholders’ equity from our consolidated financial statements under U.S. GAAP to Korean GAAP.

	2008
	(In millions of Won)

U.S. GAAP net income	~~W~~	1,480,699
1. Provision for credit losses		633,546
2. Sale of loans to the Korea Asset Management Corporation		(839)
3. Deferred loan fees and costs		48,335
4. Securities and derivatives for hedging purposes
a. Impairment loss and reclassification of securities		28,919
b. Reversal of hedge accounting treatment for derivatives		(666,440)
c. Changes in foreign exchange rates on available-for-sale securities		488,368
d. Credit risk adjustments on derivatives		258,021
5. Stock-based compensation		(589)
6. Difference related to the accounting treatment of goodwill and intangible assets		139,403
7. Recognition of minority interest		4,667
8. Reversal of asset revaluation		(2,845)
9. Adjustments for redeemable (convertible) preferred shares		54,631
10. Consolidation Scope		50,399
11. Measurement of common stock issued for acquisition of subsidiaries		—
12. Adoption of FIN No. 48		39,724
13. Difference related to the accounting treatment of the LG Card acquisition		—
14. Shinhan Life Insurance deferred policy acquisition costs		(172,566)
15. Others		(28,811)
Total adjustments		873,923
Tax effect of adjustments		(335,995)

Korean GAAP net income	~~W~~	2,018,627

	2008
	(In millions of Won)

U.S. GAAP stockholders’ equity	~~W~~	17,652,068
1. Provision for credit losses		(1,056,756)
2. Sale of loans to the Korea Asset Management Corporation		(39,142)
3. Deferred loan fees and costs		(11,913)
4. Securities and derivatives for hedging purposes
a. Impairment loss and reclassification of securities		371,719
b. Reversal of hedge accounting treatment for derivatives		(483,687)
c. Changes in foreign exchange rates on available-for-sale securities		—
d. Credit risk adjustments on derivatives		258,021
5. Stock-based compensation		15,898
6. Difference related to the accounting treatment of goodwill and intangible assets		808,406
7. Minority interest		312,075
8. Reversal of asset revaluation		60,704
9. Adjustments for Redeemable (Convertible) Preferred Stock		(145,479)
10. Consolidation Scope		(456,705)
11. Measurement of common stock issued for acquisition of subsidiaries		137,738
12. Adoption of FIN No. 48		60,933
13. Difference related to the accounting treatment of the LG Card acquisition		202,552
14. Shinhan Life Insurance’s deferred policy acquisition costs		(428,248)
15. Others		42,972
Total of adjustments		(350,912)
Tax effect of adjustments		650,997

Korean GAAP stockholders’ equity	~~W~~	17,952,153

The following is a summary of the significant adjustments made to consolidated net income and stockholders’ equity to reconcile the U.S. GAAP results with those under Korean GAAP. The numbered paragraphs below refer to the corresponding item numbers set forth above.

1. Under U.S. GAAP, the allowance for loan losses for specifically identified impaired loans is based on (i) the present value of expected future cash flows discounted at the loan’s effective interest rate or as a practical expedient, (ii) the loans observable market price or (iii) the fair value of the collateral if the loan is collateral dependent.

For homogeneous pools of corporate and retail loans, allowances are based on historical losses using a risk rating migration model adjusted for qualitative factors, while a delinquency roll-rate model adjusted for qualitative factors is used for homogeneous pools of credit cards.

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

The following percentages represent guidelines required by the Financial Services Commission as of December 31, 2008:

	Corporate Loans	Retail Loans	Credit Card Balances

Normal(1)(2)	0.85% or more	1.00% or more	1.50% or more
Precautionary(2)	7.00% or more	10.00% or more	15.00% or more
Substandard	20.00% or more	20.00% or more	20.00% or more
Doubtful	50.00% or more	55.00% or more	60.00% or more
Estimated Loss	100.00%	100.00%	100.00%

Notes:

(1)	In the case of normal credits comprising loans to borrowers in the construction, wholesale and retail, accommodation and restaurant or real estate and housing industries (as classified under the Korean Industry Classification Standard), the applicable figure is 0.90% or more.

(2)	In the case of credit card assets classified as normal and precautionary, the amount of provisions set aside is based on the revised provisioning rates under the Regulation on Specialized Credit Financial Business Act, which, effective as of February 11, 2008, increased the minimum provisioning requirements from 1.00% to 1.50% in respect of credit card assets classified as “normal” and from 12.00% to 15.00% in respect of credit card assets classified as “precautionary.”

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

4d. Under U.S. GAAP, valuation of derivative assets takes into consideration counterparty credit risk and valuation of the derivative liabilities reflects the impact of the Group’s credit quality as required by SFAS 157. Under Korean GAAP, there is no specific guidance as such. This item represents the valuation adjustment recognized for counterparty credit risk and the Group’s own credit quality.

5. Under Korean GAAP, we recognize the compensation costs using intrinsic value remeasured each reporting period. Under U.S. GAAP, we recognize the compensation costs using fair value remeasured each reporting period by option pricing model according to FAS 123R. The income statement adjustment represents the difference in valuation method of share options.

6. Under Korean GAAP, goodwill is amortized over its useful life during which future economic benefits are expected to flow to the enterprise, not exceeding twenty years. Under U.S. GAAP, goodwill is not amortized, but rather it is tested for impairment at least annually. The income statement adjustment reflects goodwill impairment charge recorded under U.S. GAAP, net of the goodwill amortization that was recorded under Korean GAAP. Under Korean GAAP, acquisition of the remaining interest in its consolidated subsidiary is accounted for under the book basis with no goodwill recognized, rather, any excess amount paid results in a reduction of capital surplus. Furthermore, consolidation is required when the investor owns more than 30% of the investee’s voting shares and is also the largest shareholder. Under U.S. GAAP, acquisition of the remaining interest in its equity investee is accounted for under the purchase method with the excess cost over the fair value of the net assets acquired recognized as goodwill. The stockholders’ equity adjustment reflects the additional amount of goodwill recognized under U.S. GAAP. Furthermore, under U.S. GAAP, finite-lived intangible assets which meet certain criteria are recognized in a business combination transaction and amortized over their useful lives. Under Korean GAAP, because the criteria that must be met in order to recognize intangible assets is not clearly specified, in practice, they are included as part of goodwill. We did not recognize any intangible assets in connection with the acquisitions of LG Card, Chohung Bank and Good Morning Shinhan Securities under Korean GAAP. However, finite-lived and indefinite-lived intangible assets were recognized under U.S. GAAP in connection with the above transactions. The income statement adjustment represents the amortization of the finite-lived intangible assets under U.S. GAAP.

7. The operating results of each of our subsidiaries have been affected by the conversion to U.S. GAAP from Korean GAAP. Consequently, the minority interest holders’ share of the difference in the results of the respective subsidiaries’ operations under U.S. GAAP and Korean GAAP affect our consolidated net income and stockholders’ equity.

Under Korean GAAP, minority interest is treated as a component of stockholders’ equity. Under U.S. GAAP, minority interest is not considered part of stockholders’ equity and is disclosed in the consolidated balance sheet between the liability section and the stockholders’ equity section.

8. Under Korean GAAP, certain fixed assets were revalued upward in 1998. As a result, the revaluation gain is included in stockholders’ equity, and depreciation expense related to revalued fixed assets is determined based on the new cost basis. Under U.S. GAAP, upward revaluation of fixed assets is not permitted, and depreciation expense is based on the historical cost basis adjusted for any impairment loss. This adjustment is to reverse the revaluation effects on the fixed assets under Korean GAAP, and to adjust the gain or loss relating to subsequent disposals of those fixed assets under the different cost basis.

9. Under Korean GAAP, the Redeemable Preferred Stocks and Redeemable Convertible Preferred Stocks were recorded in stockholders’ equity. Under U.S. GAAP, certain financial instruments previously classified as “mezzanine” equity, are classified as liabilities on the balance sheet pursuant to SFAS No. 150. Accordingly, the Redeemable Preferred Stocks are classified as liabilities and Redeemable Convertible Preferred Stocks are classified as “mezzanine” equity. Dividends paid to holders of Redeemable Preferred Stocks are recognized as interest expense rather than reduction from the retained earnings.

10. Under Korean GAAP, a special purpose company and a company undergoing liquidation are not within the scope of consolidation. Under U.S. GAAP, such companies could be within the scope of consolidation in accordance with either FIN No. 46R or SFAS No. 94.

11. Under Korean GAAP, the value of consideration paid for Chohung Bank, LG Card, Good Morning Shinhan Securities and Shinhan Life Insurance was measured based on our stock price on the consummation date of the merger, whereas under U.S. GAAP, the value of consideration was measured based on our average closing stock price on the KRX KOSPI Market of the Korea Exchange two days before and after the date the merger was agreed to and announced.

12. Under Korean GAAP, additional tax assessments or tax refunds are recorded as expenses when tax assessment or tax refund actually occurs except when contingent liabilities are recorded for tax contingencies. The adoption of FIN No. 48 results in the change of retained earnings and income tax expenses since under FIN No. 48, tax positions are required to be evaluated and tax benefits can be recognized only when the technical merits of uncertain tax positions meet the more-likely-than-not recognition threshold and to be measured as the largest amount of tax benefit that is more than 50% likely of being recognized.

13. Under Korean GAAP, when the control over an entity is acquired through a series of transactions, such acquisition is accounted under the lump-sum method. Under U.S. GAAP, such acquisition is accounted under the step-acquisition method, and the minority interest in the entity prior to the acquisition of control is accounted retroactively under the equity method.

14. Under Korean GAAP, as part of operating expenses, acquisition costs are those costs that are directly related to insurance contracts and agent operation. This acquisition cost is charged to expense in the period included. Under U.S. GAAP, as part of operating expenses, acquisition costs are those cost that are primarily related to the acquisition of new and renewal insurance contracts. This acquisition cost is also charged to expense in the period incurred. This adjustment is to reverse the GAAP difference relating to acquisition cost range, and to adjust the cost relating to Deferred Acquisitions under the different cost basis.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Executive Directors

Our executive directors are as follows:

Name	Age	Position	Director Since	Date Term Ends(1)

Eung Chan Ra	70	Chairman of the Board of	September 1, 2001	March 2010
		Directors and Head of Board
		Steering Committee
Sang Hoon Shin	60	President and Chief Executive	March 17, 2009	March 2011
		Officer and a member of the
		Board Steering Committee

Note:

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

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

Sang Hoon Shin is our President and Chief Executive Officer. Prior to being elected to his current position on March 17, 2009, he was formerly the President and CEO of Shinhan Bank. Mr. Shin also served as the Managing Director of Shinhan Financial Group in 2001 and as the Managing Director of Shinhan Bank in 1999. Mr. Shin received a B.A. in business administration from Sungkyunkwan University and a M.B.A. from Yonsei University.

Non-Executive Directors

Non-executive directors are directors who are not our employees and do not hold executive officer positions in us. Outside directors are non-executive directors who also satisfy the requirements set forth under the Financial Investment Services and Capital Markets Act to be independent of our major shareholders, affiliates and the management. Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting. Currently, 13 non-executive directors are in office, all of whom were nominated by our board of directors.

Our non-executive directors are as follows:

Name	Age	Position	Director Since	Date Term Ends(1)

Baek Soon Lee	56	Non-Executive Director	March 17, 2009	March 2012
Boo In Go	67	Outside Director	March 17, 2009	March 2010
Young Woo Kim	57	Outside Director	March 20, 2007	March 2010
Yo Koo Kim	59	Outside Director	March 17, 2009	March 2010
Shee Yul Ryoo	70	Outside Director	March 30, 2005	March 2010
Ke Sup Yun	64	Outside Director	March 17, 2009	March 2010
Jung Il Lee	56	Outside Director	March 17, 2009	March 2010
Sung Bin Chun	56	Outside Director	March 20, 2007	March 2010
Kap Young Jeong	57	Outside Director	March 17, 2009	March 2010
Haeng Nam Chung	68	Outside Director	March 21, 2006	March 2010
Bong Youn Cho	61	Outside Director	March 19, 2008	March 2010
Young Seok Choi	79	Outside Director	March 17, 2009	March 2010
Philippe Reynieix	60	Outside Director	March 25, 2004	March 2010

Note:

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

Baek Soon Lee has been our non-executive director since March 17, 2009. Mr. Lee currently serves also as the Deputy President of Shinhan Financial Group. Prior to his current position, Mr. Lee has served as the Managing Director of Shinhan Financial Group and as the Senior Executive Vice President of Shinhan Bank. Mr. Lee is a graduate of Duksu Commercial High School.

Boo In Go has been our outside director since March 30, 2005. Mr. Go currently serves as the outside director of Jeju Bank. Mr. Go received a B.A. from Meiji University and has served as an advisor to the National Unification Advisory Council.

Young Woo Kim has been our outside director since March 20, 2007. Mr. Kim is currently the chief executive officer of Hanil Electronic and New Hanil Electronic. Mr. Kim received a B.A. in political economy from Waseda University.

Yo Koo Kim has been our outside director since March 17, 2009. Mr. Kim currently serves as the director of Korea Chamber of Commerce and Industry in Aichi Province. Prior to his current position, Mr. Kim served as the director of Sanyo Hanbai Co, Ltd. and was the outside director of Shinhan Bank in 2007. Mr. Kim received a B.A. in Industrial and Systems Engineering from Aoyama Gakuin University.

Shee Yul Ryoo has been our outside director since March 30, 2005. Mr. Ryoo currently serves as an advisor to Shin & Kim, a Korean law firm. Mr. Ryoo previously served as President of Korea First Bank and as chairman of the Korea Federation of Banks. Mr. Ryoo received an LL.B degree from Seoul National University.

Ke Sup Yun has been our outside director since March 17, 2009. Mr. Yun is currently a professor of business administration at Seoul National University0 and also serves as the Chairman of the Seoul Economist Club. Mr. Yun received a Ph. D. from the graduate school of Seoul National University.

Jung Il Lee has been our outside director since March 17, 2009. Mr. Lee is currently the Chief Executive Officer of Hirakawa Shoji Co., Ltd. Mr. Lee received a B.A. in Political Science and Economics from Meiji University.

Sung Bin Chun has been an outside director since March 20, 2007. Ms. Chun is currently a professor of business administration at Sogang University. Ms. Chun received a B.A. in English literature from Sogang University and a Ph.D. in accounting from University of California at Berkeley. Ms. Chun was formerly the director and vice president of the Korean Accounting Association.

Kap Young Jeong has been our outside director since March 17, 2009. Mr. Jeong is currently a professor of economics at Yonsei University. Prior to his current position, Mr. Jeong has served as the Vice President of Yonsei University. Mr. Jeong received a B.A. in Economics from Yonsei University, and a Ph.D in Economics from Cornell University.

Haeng Nam Chung has been our outside director since March 21, 2006. Mr. Chung served as a director of Asuka Credit Union and as an advisor of the Korean Chamber of Commerce and Industry in Japan.

Bong Youn Cho has been our outside director since March 19, 2008. Mr. Cho currently serves as Chairman of Pan Asia Capital Manager Limited, Hong Kong and President of Pan Asia Capital Limited. Mr. Cho previously served as President of Oriens Capital Limited and received B.A. in statistics from Korea University.

Young Seok Choi has been our outside director since March 17, 2009. Mr. Choi is currently the President of C.Y.S. Ltd., and has served previously as the outside director to Shinhan Bank and Shinhan Financial Group. Mr. Choi received his B.A. in Commerce from Meiji University.

Philippe Reynieix has been our outside director since March 25, 2004. Mr. Reynieix was nominated by BNP Paribas and elected to our board of directors pursuant to the alliance agreement, dated December 2001, which we entered into with BNP Paribas. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.” Mr. Reynieix is currently the Chief Executive Officer and General Manager of BNP Paribas Korea. Mr. Reynieix received a Master of Business Law from Paris II University.

Any director wishing to enter into a transaction with Shinhan Financial Group including the subsidiaries in his or her personal capacity is required to obtain the prior approval of our Board of Directors. The director having an interest in the transaction may not vote at the meeting of our Board of Directors at which the relevant transaction is subject to vote for approval.

Executive Officers

In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Age	Position	In charge of

Buhmsoo Choi	52	Deputy President	— Finance Management Team
		and Chief Financial	— Investor Relations Team
		Officer	— Strategic Planning Team
			— Global Business Strategy Team
Sung Ho Wi	51	Deputy President	— General Affairs Team
			— Business Management Team
			— Public Relations Team
Chan Hee Jin	54	Deputy President	— Synergy Management Team
			— Information and Technology Planning Team
			— Risk Management Team
			— Audit and Compliance Team

None of the executive officers have any significant activities outside Shinhan Financial Group.

Buhmsoo Choi has been our Deputy President and Chief Financial Officer since May 28, 2007. Mr. Choi previously served as vice president of Korea Credit Bureau. Mr. Choi received a B.A. in economics from Seoul National University and a Ph.D. in economics from Yale University.

Sung Ho Wi has been our Deputy President since August 28, 2008. Mr. Wi currently also serves as an outside director of Good Morning Shinhan Securities and as a non-executive director of Shinhan Credit Information Co., Ltd., Shinhan Private Equity and SH&C Life Insurance. Mr. Wi received a B.A. in economics from Korea University.

Chan Hee Jin has been appointed as our Deputy President on February 12, 2009. Mr. Jin formerly served as the Executive Vice President in charge of the Treasury & Global Banking Group of Shinhan Bank. Mr. Jin also serves as an outside director of Shinhan Card and Shinhan Credit Information.

There are no family relationships among our directors and/or executive officers.

COMPENSATION

The aggregate remuneration paid and benefits-in-kind paid by us to our president and chief executive officer, our other executive directors, our non-executive directors and our executive officers for the year ended December 31, 2008 was ~~W~~6.0 billion, consisting of ~~W~~4.6 billion in salaries and wages and ~~W~~1.4 billion in bonus payments

We do not have service contracts with any of our directors or officers providing for benefits upon termination of their employment with us.

We have granted stock options to our chairman, our president and chief executive officer and other directors and executive officers as described below in “— Share Ownership — Stock Options.” For our options granted prior to March 30, 2005, we are required to pay in cash the difference between the exercise and the market price at the date of exercise. For those options issued on or after March 30, 2005, we may either issue common stock or pay in cash the difference between the exercise and the market price at the date of exercise. These options are subject to a vesting period of two years from the grant date and require continued employment for a specified period. Upon vesting, options may be exercised during a period of two to seven years from the grant date. In 2008, due to the downturn in the Korean stock market, we recognized ~~W~~114 billion as reversal of compensation expense for the stock options granted under our incentive stock option plan.

Beginning on March 20, 2007, we began granting “performance units” to certain high-ranking officers of select group companies. Currently, performance-based compensation for these officers takes the form of both performance units and stock options, in roughly equal proportions. Performance units have a vesting period of three years, and the amount of compensation payable under each performance unit is tied to the performance of the relevant group company over the three-year period from the issue date to the vesting date. In 2008, we recognized ~~W~~8.7 billion as compensation expense in respect of performance units. Our current plan is to grant the next series of performance units in March 2010 and every three years thereafter. In December 2008 and March 2009, in light of growing concerns relating to the global financial crisis, directors and officers of us and our subsidiaries voluntarily returned stock options exercisable into a total of 85,840 shares and 614,735 shares, respectively, which were subsequently rescinded.

Beginning on April 1, 1999, as a result of an amendment of the Korean National Pension Law, we have contributed an amount equal to 4.5% of employee wages and contribute 4.5% of employees’ wages which are deducted from such wages to the National Pension Management Corporation. In accordance with our policy and the Korean Labor Standard Law, employees with one year or more of service are entitled, upon termination of employment, to receive a lump sum severance payment based upon the length of their service and the average of the last three months’ wages. We make provisions for accrued severance indemnities based upon the assumption that all employees terminate their employment with us at the same time. As of December 31, 2008, the provisions for accrued severance benefits were ~~W~~528 billion, which represents 100.5% of the amount required under the Korean Labor Standard Law. Under Korean law, we may not terminate full time employees except under certain circumstances.

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

Board Steering Committee

The Board Steering Committee currently consists of five directors, namely Shee Yul Ryoo, Sung Bin Chun, Kap Young Jeong and Young Seok Choi , together with the chairman of our Board of Directors. The committee is responsible for ensuring the efficient operations of the board and the facilitation of the board’s functions. The committee’s responsibilities also include reviewing and assessing the board’s structure and the effectiveness of that structure in fulfilling the board’s fiduciary responsibilities. The committee holds regular meetings every quarter.

Risk Management Committee

The Risk Management Committee currently consists of three outside directors, namely Bong Youn Cho, Ke Sup Yun and Philippe Reynieix. The committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control. The committee holds regular meetings every quarter.

Audit Committee

The Audit Committee currently consists of four outside directors, namely Bong Youn Cho, Sung Bin Chun, Kap Young Jeong and Young Woo Kim. The committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors for each general meeting of stockholders. The committee holds regular meetings every quarter.

Outside Director Recommendation Committee

Members of this committee will be appointed by our board of directors if and only to the extent necessary to recommend and nominate candidates for our outside director positions and related matters. The committee meetings are called by the chairman of this committee, who must be an outside director.

Compensation Committee

The Compensation Committee currently consists of five outside directors, namely Bong Youn Cho, Sung Bin Chun, Ke Sup Yun, Kap Young Jeong and Shee Yul Ryoo. At least one-half of the members of this committee must be outside directors. This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee meetings are called by the chairman of this committee, who must be an outside director.

Audit Committee Member Recommendation Committee

Members of this committee will be appointed by our board of directors if and only to the extent necessary to recommend and nominate candidates for our audit committee member positions and related matters. This committee recommends candidates for the members of the Audit Committee and is required to act on the basis of a two-thirds vote of the members present.

EMPLOYEES

As of December 31, 2008, at the holding company level, we had 97 regular employees, almost all of whom are employed within Korea. As of December 31, 2008, our subsidiaries had 17,126 regular employees, almost all of whom are employed within Korea. In addition, as of December 31, 2008, we had one non-regular employee at the holding company level and 3,501 non-regular employees at the subsidiary level. Of the total number of regular and non-regular employees at both the holding company and subsidiaries, approximately 58.0% were managerial or executive employees.

8,073 employees of Shinhan Bank, 266 employees of Jeju Bank and 1,352 employees of Good Morning Shinhan Securities were members of Korea Securities Trade Union as of December 31, 2008. 2,708 employees of Shinhan Card were members of the Korean Federation of Clerical and Financial Labor Union as of December 31, 2008.

Following the merger of Chohung Bank and Shinhan Bank, the employees of former Chohung Bank maintained a separate labor union from the labor union for the employees of Shinhan Bank until October 1, 2008, when the two unions merged together. In addition, following the transfer of assets and liabilities into LG Card (since renamed Shinhan Card), the employees of former Shinhan Card maintained a separate labor union from the labor union for the employees of LG Card until December 1, 2008, when the two unions merged together.

Since our acquisition of Chohung Bank in 2003, we have not experienced any general employee work stoppages and consider our employee relations to be good.

SHARE OWNERSHIP

As of December 31, 2008, the persons who are currently our directors or executive officers, as a group, beneficially held an aggregate of 3,103,570 shares of our common stock representing approximately 0.78% of our outstanding common stock as of such date. None of these persons individually held more than 1% of our outstanding common stock as of such date.

Stock Options

We have granted stock options to certain of the directors and officers of the holding company and its subsidiaries. For options granted prior to March 30, 2005, we are required to pay in cash the difference between the exercise and the market price at the date of exercise. For options issued on or after March 30, 2005, we may either issue common stock or pay in cash the difference between the exercise and the market price at the date of exercise. The following table is the breakdown of outstanding stock options with respect to our common stock that we have granted to our directors and officers, describing the grant dates, positions held by such directors and officers, exercise period, price and the number of options as of June 10, 2009.

					Number of	Number of
		Exercise Period		Exercise	Granted	Options
	Grant Date	From	To	Period	Options	Outstanding
				(In Won)

Shinhan Financial Group
Eung Chan Ra	5/22/2002	5/23/2004	5/22/2008	18,910	94,416
(Chairman of the Board of Directors)	5/15/2003 3/25/2004 3/30/2005 3/21/2006 3/20/2007 3/19/2008 3/17/2009	5/16/2005 3/25/2006 3/30/2008 3/21/2009 3/20/2010 3/19/2011 3/17/2012	5/15/2009 3/25/2009 3/29/2012 3/20/2013 3/19/2014 3/18/2015 3/16/2016	11,800 21,595 28,006 38,829 54,560 49,053 23,405	95,390 100,000 99,447 120,000 60,000 55,000 35,000	— — 99,447 112,794 60,000 38,500 —
Sang Hoon Shin	5/22/2002	5/23/2004	5/22/2008	18,910	28,325	—
(President and Chief Executive Officer)	5/15/2003 3/25/2004 3/30/2005 3/21/2006 3/20/2007 3/19/2008 3/17/2009	5/16/2005 3/25/2006 3/30/2008 3/21/2009 3/20/2010 3/19/2011 3/17/2012	5/15/2009 3/25/2009 3/29/2012 3/20/2013 3/19/2014 3/18/2015 3/16/2016	11,800 21,595 28,006 38,829 54,560 49,053 23,405	77,160 80,000 80,000 88,000 48,000 44,000 31,500	— — 80,000 83,173 48,000 30,800 —
Shee Yul Ryoo	3/30/2005	3/30/2008	3/29/2012	28,006	9,944	—
(Outside Director)	3/21/2006 3/20/2007	3/21/2009 3/20/2010	3/20/2013 3/19/2014	38,829 54,560	10,000 10,000	9,399 10,000
Sung Bin Chun	3/20/2007	3/20/2010	3/19/2014	54,560	10,000	10,000
(Outside Director)
Buhmsoo Choi	3/19/2008	3/19/2011	3/18/2015	49,053	11,000	9,900
(Deputy President)	3/17/2009	3/17/2012	3/16/2016	23,405	9,000	—
Sung Ho Wi	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	—
(Deputy President)	5/15/2003 3/25/2004 3/30/2005 3/21/2006 3/20/2007 3/19/2008 3/17/2009	5/16/2005 3/25/2006 3/30/2008 3/21/2009 3/20/2010 3/19/2011 3/17/2012	5/15/2009 3/25/2009 3/29/2012 3/20/2013 3/19/2014 3/18/2015 3/16/2016	11,800 21,595 28,006 38,829 54,560 49,053 23,405	1,700 2,000 1,800 2,500 3,000 8,250 9,000	— — 1,800 2,500 3,000 7,425 —
Chan-Hee Jin	3/30/2005	3/30/2008	3/29/2012	28,006	2,000	2,000
(Deputy President)	3/21/2006 3/19/2008 3/17/2009	3/21/2009 3/19/2011 3/17/2012	3/20/2013 3/18/2015 3/16/2016	38,829 49,053 23,405	1,800 8,250 9,000	1,800 7,425 —

					Number of	Number of
		Exercise Period		Exercise	Granted	Options
	Grant Date	From	To	Period	Options	Outstanding
				(In Won)

Shinhan Bank
Baek Soon Lee	5/22/2002	5/23/2004	5/22/2008	18,910	1,500	—
(Deputy President)	5/15/2003 3/25/2004 3/30/2005 3/21/2006 3/20/2007 3/19/2008 3/17/2009	5/16/2005 3/25/2006 3/30/2008 3/21/2009 3/20/2010 3/19/2011 3/17/2012	5/15/2009 3/25/2009 3/29/2012 3/20/2013 3/19/2014 3/18/2015 3/16/2016	11,800 21,595 28,006 38,829 54,560 49,053 23,405	2,200 20,000 19,889 24,000 11,000 11,000 28,000	— — 19,889 22,683 11,000 9,900 —
Jeum Joo Gweon	5/22/2002	5/23/2004	5/22/2008	18,910	1,500	—
(Deputy President)	5/15/2003 3/25/2004 3/30/2005 3/21/2006 3/20/2007 3/19/2008 3/17/2009	5/16/2005 3/25/2006 3/30/2008 3/21/2009 3/20/2010 3/19/2011 3/17/2012	5/15/2009 3/25/2009 3/29/2012 3/20/2013 3/19/2014 3/18/2015 3/16/2016	11,800 21,595 28,006 38,829 54,560 49,053 23,405	1,700 1,800 2,500 7,000 7,500 11,000 9,000	— — 2,500 6,616 7,500 9,900 —
Joo Won Park	3/30/2005	3/30/2008	3/29/2012	28,006	2,000	2,000
(Deputy President)	3/21/2006 3/20/2007 3/19/2008 3/17/2009	3/21/2009 3/20/2010 3/19/2011 3/17/2012	3/20/2013 3/19/2014 3/18/2015 3/16/2016	38,829 54,560 49,053 23,405	2,100 7,000 10,000 9,000	2,100 7,000 9,000 —
Chan Park	3/30/2005	3/30/2008	3/29/2012	28,006	1,800	1,800
(Deputy President)	3/21/2006 3/20/2007 3/19/2008 3/17/2009	3/21/2009 3/20/2010 3/19/2011 3/17/2012	3/20/2013 3/19/2014 3/18/2015 3/16/2016	38,829 54,560 49,053 23,405	7,000 7,000 8,250 9,000	6,616 7,000 7,425 —
Jung Won Lee	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	—
(Deputy President)	5/15/2003 3/25/2004 3/30/2005 3/21/2006 3/20/2007 3/19/2008 3/17/2009	5/16/2005 3/25/2006 3/30/2008 3/21/2009 3/20/2010 3/19/2011 3/17/2012	5/15/2009 3/25/2009 3/29/2012 3/20/2013 3/19/2014 3/18/2015 3/16/2016	11,800 21,595 28,006 38,829 54,560 49,053 23,405	1,700 2,000 2,500 2,500 3,000 8,250 9,000	— — 2,500 2,500 3,000 7,425 —
Hyung Jin Kim	5/15/2003	5/16/2005	5/15/2009	11,800	1,200	—
(Deputy President)	3/25/2004 3/30/2005 3/21/2006	3/25/2006 3/30/2008 3/21/2009	3/25/2009 3/29/2012 3/20/2013	21,595 28,006 38,829	2,000 1,800 2,500	— 1,800 2,500
	3/20/2007 3/19/2008 3/17/2009	3/20/2010 3/19/2011 3/17/2012	3/19/2014 3/18/2015 3/16/2016	54,560 49,053 23,405	3,000 7,500 9,000	3,000 6,750 —
Young Hoon Lee	5/22/2002	5/23/2004	5/22/2008	18,910	1,500	—
(Deputy President)	5/15/2003 3/25/2004 3/30/2005 3/21/2006 3/20/2007 3/19/2008 3/17/2009	5/16/2005 3/25/2006 3/30/2008 3/21/2009 3/20/2010 3/19/2011 3/17/2012	5/15/2009 3/25/2009 3/29/2012 3/20/2013 3/19/2014 3/18/2015 3/16/2016	11,800 21,595 28,006 38,829 54,560 49,053 23,405	1,200 2,000 2,500 7,000 3,000 7,500 9,000	— — 2,500 6,616 3,000 6,750 —

					Number of	Number of
		Exercise Period		Exercise	Granted	Options
	Grant Date	From	To	Period	Options	Outstanding
				(In Won)

Sung Rack Lee	5/22/2002	5/23/2004	5/22/2008	18,910	1,000	—
(Deputy President)	5/15/2003 3/25/2004 3/30/2005 3/21/2006 3/20/2007 3/20/2007 3/19/2008 3/17/2009	5/16/2005 3/25/2006 3/30/2008 3/21/2009 3/20/2010 3/20/2010 3/19/2011 3/17/2012	5/15/2009 3/25/2009 3/29/2012 3/20/2013 3/19/2014 3/19/2014 3/18/2015 3/16/2016	11,800 21,595 28,006 38,829 54,560 54,560 49,053 23,405	1,200 2,000 2,500 2,500 3,000 7,000 8,250 9,000	— — 2,500 2,500 3,000 7,000 7,425 —
Dong Dae Lee	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	—
(Executive Vice President)	5/15/2003 3/25/2004 3/30/2005 3/21/2006 3/20/2007 3/19/2008 3/17/2009	5/16/2005 3/25/2006 3/30/2008 3/21/2009 3/20/2010 3/19/2011 3/17/2012	5/15/2009 3/25/2009 3/29/2012 3/20/2013 3/19/2014 3/18/2015 3/16/2016	11,800 21,595 28,006 38,829 54,560 49,053 23,405	1,700 2,000 2,500 2,500 3,000 8,250 6,750	— — 2,500 2,500 3,000 7,425 —
Se Il Oh	3/30/2005	3/30/2008	3/29/2012	28,006	2,000	2,000
(Executive Vice President)	3/21/2006 3/19/2008 3/17/2009	3/21/2009 3/19/2011 3/17/2012	3/20/2013 3/18/2015 3/16/2016	38,829 49,053 23,405	1,800 8,250 6,750	1,800 7,425 —
Yong Byoung Cho	5/15/2003	5/16/2005	5/15/2009	11,800	1,200	—
(Executive Vice President)	3/25/2004 3/30/2005 3/21/2006 3/20/2007 3/19/2008 3/17/2009	3/25/2006 3/30/2008 3/21/2009 3/20/2010 3/19/2011 3/17/2012	3/25/2009 3/29/2012 3/20/2013 3/19/2014 3/18/2015 3/16/2016	21,595 28,006 38,829 54,560 49,053 23,405	2,000 1,800 2,500 3,000 7,500 6,750	— 1,800 2,500 3,000 6,750 —
Jong Bok Moon	3/30/2005	3/30/2008	3/29/2012	28,006	1,500	1,500
(Executive Vice President)	3/21/2006 3/20/2007 3/17/2009	3/21/2009 3/20/2010 3/17/2012	3/20/2013 3/19/2014 3/16/2016	38,829 54,560 23,405	1,800 3,000 6,750	1,800 3,000 —
Sung Rack Lee	5/22/2002	5/23/2004	5/22/2008	18,910	1,000	—
(Executive Vice President)	5/15/2003 3/25/2004 3/30/2005 3/21/2006 3/20/2007 3/17/2009	5/16/2005 3/25/2006 3/30/2008 3/21/2009 3/20/2010 3/17/2012	5/15/2009 3/25/2009 3/29/2012 3/20/2013 3/19/2014 3/16/2016	11,800 21,595 28,006 38,829 54,560 23,405	1,200 2,000 2,500 2,500 3,000 9,000	— — 2,500 2,500 3,000 —
Shinhan Card
Jae Woo Lee	5/22/2002	5/23/2004	5/22/2008	18,910	18,873	—
(President)	5/15/2003 3/25/2004 3/30/2005 3/21/2006 3/20/2007 3/19/2008 3/17/2009	5/16/2005 3/25/2006 3/30/2008 3/21/2009 3/20/2010 3/19/2011 3/17/2012	5/15/2009 3/25/2009 3/29/2012 3/20/2013 3/19/2014 3/18/2015 3/16/2016	11,800 21,595 28,006 38,829 54,560 49,053 23,405	19,290 20,000 19,889 24,000 11,000 22,000 17,600	— — 19,889 22,559 11,000 17,600 —
Ihn Nam	3/20/2007	3/20/2010	3/19/2014	54,560	8,250	8,250
(Statutory Auditor)

					Number of	Number of
		Exercise Period		Exercise	Granted	Options
	Grant Date	From	To	Period	Options	Outstanding
				(In Won)

Hong Kyu Kang	3/19/2008	3/19/2011	3/18/2015	49,053	8,250	7,425
(Deputy CEO)	3/17/2009	3/17/2012	3/16/2016	23,405	7,425	—
Soo Ik Park	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	—
(Deputy CEO)	5/15/2003 3/25/2004 3/30/2005 3/21/2006 3/20/2007 3/19/2008 3/17/2009	5/16/2005 3/25/2006 3/30/2008 3/21/2009 3/20/2010 3/19/2011 3/17/2012	5/15/2009 3/25/2009 3/29/2012 3/20/2013 3/19/2014 3/18/2015 3/16/2016	11,800 21,595 28,006 38,829 54,560 49,053 23,405	2,200 1,800 2,500 7,000 7,000 7,500 7,425	— — — 4,906 7,000 6,750 —
Hee Geon Kim	3/21/2006	3/21/2009	3/20/2013	38,829	15,000	14,937
(Deputy CEO)	3/20/2007 3/19/2008 3/17/2009	3/20/2010 3/19/2011 3/17/2012	3/19/2014 3/18/2015 3/16/2016	54,560 49,053 23,405	8,250 8,250 7,425	8,250 7,425 —
Chun Kuk Lee	3/25/2004	3/25/2006	3/25/2009	21,595	1,000	—
(Deputy CEO)	3/30/2005 3/21/2006 3/20/2007 3/19/2008 3/17/2009	3/30/2008 3/21/2009 3/20/2010 3/19/2011 3/17/2012	3/29/2012 3/20/2013 3/19/2014 3/18/2015 3/16/2016	28,006 38,829 54,560 49,053 23,405	1,200 1,400 7,500 6,600 6,750	1,200 1,400 7,500 6,600 —
Jeong Cheol Kim	5/22/2002	5/23/2004	5/22/2008	18,910	1,500	—
(Deputy CEO)	5/15/2003 3/25/2004 3/30/2005 3/21/2006 3/20/2007 3/19/2008 3/17/2009	5/16/2005 3/25/2006 3/30/2008 3/21/2009 3/20/2010 3/19/2011 3/17/2012	5/15/2009 3/25/2009 3/29/2012 3/20/2013 3/19/2014 3/18/2015 3/16/2016	11,800 21,595 28,006 38,829 54,560 49,053 23,405	1,700 1,400 2,500 2,500 7,000 3,850 6,750	— — 2,500 2,500 7,000 3,850 —
Good Morning Shinhan Securities
Hyu Won Lee	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	—
(President & CEO)	5/15/2003 3/25/2004 3/30/2005 3/21/2006 3/20/2007	5/16/2005 3/25/2006 3/30/2008 3/21/2009 3/20/2010	5/15/2009 3/25/2009 3/29/2012 3/20/2013 3/19/2014	11,800 21,595 28,006 38,829 54,560	2,200 1,800 20,000 22,000 11,000	— — 20,000 20,793 11,000
	3/19/2008 3/17/2009	3/19/2011 3/17/2012	3/18/2015 3/16/2016	49,053 23,405	11,000 16,000	9,900 —
Ki Seung Jung	3/20/2007	3/20/2010	3/19/2014	54,560	7,500	7,500
(Chief Auditor)
Jin Kook Lee	3/30/2005	3/30/2008	3/29/2012	28,006	14,080	14,080
(Vice President)	3/21/2006 3/20/2007 3/19/2008 3/17/2009	3/21/2009 3/20/2010 3/19/2011 3/17/2012	3/20/2013 3/19/2014 3/18/2015 3/16/2016	38,829 54,560 49,053 23,405	15,000 7,500 8,250 6,750	13,190 7,500 7,425 —
Seung Hee Hyun	3/30/2005	3/30/2008	3/29/2012	28,006	1,600	1,600
(Vice President)	3/21/2006 3/20/2007 3/19/2008	3/21/2009 3/20/2010 3/19/2011	3/20/2013 3/19/2014 3/18/2015	38,829 54,560 49,053	5,000 7,500 7,500	4,397 7,500 6,750

					Number of	Number of
		Exercise Period		Exercise	Granted	Options
	Grant Date	From	To	Period	Options	Outstanding
				(In Won)

Shinhan Life Insurance
Jin Won Suh	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	—
(CEO)	5/15/2003 3/25/2004 3/30/2005 3/21/2006 3/20/2007 3/19/2008 3/17/2009	5/16/2005 3/25/2006 3/30/2008 3/21/2009 3/20/2010 3/19/2011 3/17/2012	5/15/2009 3/25/2009 3/29/2012 3/20/2013 3/19/2014 3/18/2015 3/16/2016	11,800 21,595 28,006 38,829 54,560 49,053 23,405	2,200 20,000 20,000 22,000 11,000 22,000 16,000	— — 20,000 20,679 11,000 17,600 —
Byung Chan Lee	3/21/2006	3/21/2009	3/20/2013	38,829	15,000	14,939
(Vice President)	3/20/2007 3/19/2008 3/17/2009	3/20/2010 3/19/2011 3/17/2012	3/19/2014 3/18/2015 3/16/2016	54,560 49,053 23,405	8,250 8,250 6,750	8,250 7,425 —
Keun Jong Lee	3/21/2006	3/21/2009	3/20/2013	38,829	15,000	14,939
(Vice President)	3/20/2007 3/19/2008 3/17/2009	3/20/2010 3/19/2011 3/17/2012	3/19/2014 3/18/2015 3/16/2016	54,560 49,053 23,405	8,250 8,250 6,750	8,250 7,425 —
Jung Kun Lee	5/22/2002	5/23/2004	5/22/2008	18,910	1,500	—
(Vice President)	5/15/2003 3/25/2004	5/16/2005 3/25/2006	5/15/2009 3/25/2009	11,800 21,595	1,200 1,800	— —
	3/30/2005 3/21/2006 3/20/2007 3/19/2008 3/17/2009	3/30/2008 3/21/2009 3/20/2010 3/19/2011 3/17/2012	3/29/2012 3/20/2013 3/19/2014 3/18/2015 3/16/2016	28,006 38,829 54,560 49,053 23,405	2,500 7,000 7,500 7,500 6,750	2,500 6,616 7,500 6,750 —
Ki Won Kim	3/21/2006	3/21/2009	3/20/2013	38,829	12,000	11,952
(Vice President)	3/20/2007 3/19/2008 3/17/2009	3/20/2010 3/19/2011 3/17/2012	3/19/2014 3/18/2015 3/16/2016	54,560 49,053 23,405	6,000 6,600 6,750	6,000 5,940 —
Jae Gun Bae	3/21/2006	3/21/2009	3/20/2013	38,829	1,200	1,200
(Vice President)	3/20/2007 3/17/2009	3/20/2010 3/17/2012	3/19/2014 3/16/2016	54,560 23,405	1,800 5,400	1,800 —
Ho Kyung Bae	3/21/2006	3/21/2009	3/20/2013	38,829	1,000	1,000
(Vice President)	3/17/2009	3/17/2012	3/16/2016	23,405	5,400	—

Total					2,452,678	1,358,599

In addition, members of the employee stock ownership association have certain pre-emptive rights in relation to our shares that are publicly offered under the Financial Investment Services and Capital Markets Act. As of March 31, 2008, the employee stock ownership association owned 23,512,316 shares of our common stock.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth certain information relating to the beneficial ownership of our common shares as of December 31, 2008.

	Number of Common
Name of Shareholder	Shares Beneficially Owned	Ownership%

BNP Paribas(1)	33,682,104	8.50%
Korea National Pension Fund	26,181,238	6.61%
Citibank, N.A. (ADR Department)	18,740,162	4.73%
Mirae Asset Management	10,776,145	2.72%
Shinhan Financial Group Employee Stock Ownership Association	6,453,801	1.63%
NTC-GOV SPORE	6,103,884	1.54%
Mizuho	5,955,000	1.50%
Samsung Life Insurance	5,596,606	1.41%
DaeGyoo	5,234,402	1.32%
Samsung Investment Trust Management	5,012,360	1.27%
Norges Bank	4,178,065	1.05%
Others	268,285,820	67.72%

Total(2)	396,199,587	100.00%

Note:

(1)	Includes 26,288,081 common shares held by BNP Paribas S.A. and 7,394,023 common shares held by BNP Paribas Luxembourg. Following the rights offering in March 2009, and as of March 25, 2009, the BNP Paribas Group held 38,574,239 shares, or 8.13% of our total common stock.

(2)	Does not include 14,721,000 Series 11 non-voting redeemable convertible preferred shares issued on January 25, 2007, which may be converted at the option of the holders thereof at any time from the day after the first anniversary of the issuance date until the fifth anniversary of the issuance date at a conversion rate of one-to-one at the conversion price ~~W~~57,806.

Other than those listed above, no other shareholders own more than 1% of our issued and outstanding voting securities. None of our shareholders have different voting rights.

A total of 14,721,000 Series 11 non-voting redeemable convertible preferred shares, all of which were issued on January 25, 2007 in registered form and subscribed by institutional investors and government agencies in Korea. The holders of these shares may, at their option, convert all or part of any outstanding such shares into our common shares at any time from the date after the first anniversary of the issuance date until the fifth anniversary of the issuance date, at a conversion rate of one-to-one with the conversion strike price of ~~W~~57,806.

As of the date hereof, our total authorized share capital is 1,000,000,000 shares, par value ~~W~~5,000 per share. As of December 31, 2008, 396,199,587 common shares and 62,411,251 preferred shares were issued and outstanding, and as of June 10, 2009 and following the rights offering of 78,000,000 common shares in March 2009, 474,199,587 common shares and 62,411,251 preferred shares were issued and outstanding.

There are no common shares held in treasury, other than 529 common shares of Shinhan Financial Group held by Shinhan Card which were transferred to Shinhan Card in connection with its merger with LG Card.

As of February 18, 2009, the latest date on which we closed our shareholders’ registry, 384 shareholders of record were chartered as U.S. persons, holding in the aggregate 14.5% of our then total outstanding shares (including Citibank, N.A., as the depositary for our American depositary shares, each representing two shares of our common stock).

RELATED PARTY TRANSACTIONS

None of our directors or officers has or had any interest in any transactions effected by us that are or were unusual in their nature or conditions or significant to our business which were affected during the current or immediately preceding year or were affected during an earlier year and remain in any respect outstanding or unperformed.

In December 2001, BNP Paribas acquired 4.00% of our common stock in return for an investment of approximately ~~W~~155 billion in cash pursuant to an alliance agreement. Under the terms of the alliance agreement, for so long as BNP Paribas does not sell or otherwise transfer (except to any of its wholly-owned subsidiaries) any portion of its ownership interest in our common stock and maintains, after any issuances of new shares by us from time to time, its shareholding percentage of not less than 3.5% of our issued common stock, we are required to call a meeting of our shareholders to recommend that one nominee of BNP Paribas be elected to our board of directors. In addition, under the alliance agreement, BNP Paribas has the right to subscribe for new issuances of our common shares in the event that such new issuances would result in the dilution of the shareholding percentage of BNP Paribas below 3.5%. As of December 31, 2008, BNP Paribas Group owned 33,682,104 shares, or 8.50%, of our total common stock. Following the rights offering in March 2009, and as of March 25, 2009, BNP Paribas Group held 38,574,239 shares, or 8.13%, of our total common stock.

As of December 31, 2008, the outstanding balance of beneficiary certificates invested into Shinhan BNP Paribas Asset Management was ~~W~~1,300 billion.

In 2002, we entered into a joint venture agreement with BNP Paribas Asset Management, the asset management affiliate of BNP Paribas, under which we sold to BNP Paribas Asset Management 50% interest minus one share of our wholly-owned subsidiary, Shinhan Investment Trust Management, after which Shinhan Investment Trust Management was renamed Shinhan BNP Paribas Investment Trust Management Co., Ltd. In January 2009, we and BNP Paribas agreed to merge Shinhan BNP Paribas Investment Trust Management and SH Asset Management, our wholly-owned subsidiary, to form Shinhan BNP Paribas Asset Management, of which we and BNP Paribas Investment Partners hold 65:35 equity interest, respectively.

In April 2009, we sold 3,290,002 common shares, or approximately 35%, of SH&C Life Insurance Co., Ltd., a 50:50 joint venture with BNP Paribas Assurance (formerly known as Cardif S.A.), to BNP Paribas Assurance for ~~W~~23 billion. Following this transaction, BNP Paribas Assurance owns approximately 85% of SH&C Life Insurance Co., Ltd. Since we as a financial holding company are not allowed to maintain an equity interest of less than 50% in an entity, we transferred our remaining shares in SH&C Life Insurance to Shinhan Bank for ~~W~~7.26 billion.

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

As of December 31, 2006, 2007 and 2008 and May 31, 2009, we had principal loans outstanding to our directors, executive officers and their affiliates in the principal amount of ~~W~~172 billion, ~~W~~110 billion, ~~W~~254 billion and ~~W~~22 billion, which were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

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

In June 2006, one of our outside directors was appointed as an outside director of Hankook Computer, a computer company in Korea. Since the date of such outside director’s such appointment at Hankook Computer, we purchased card processing equipment in the amount of ~~W~~75 million, ~~W~~943 million and ~~W~~6,343 million in 2006, 2007 and 2008, respectively.

ITEM 8.	FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated financial statements are set forth under Item 18 “Financial Statements.”

Legal Proceedings

As of December 31, 2008, we and our subsidiaries were defendants in pending lawsuits in the aggregate claim amount of ~~W~~270 billion, for which we recorded a provision of ~~W~~54 billion. Our management believes that these lawsuits will not have a material adverse effect on our financial condition or results of operation.

Dividend Policy

For a detailed description on the dividend policy, please see “Item 10. — Additional Information — Articles of Incorporation — Dividends.”

ITEM 9.	THE OFFER AND LISTING

MARKET PRICE INFORMATION AND TRADING MARKET

Market Prices of Common Stock and American Depositary Shares

Shares of our common stock were listed on the Korea Exchange on September 10, 2001. The Korea Exchange is the principal trading market for our shares of common stock. As of December 31, 2007, there were 396,199,587 shares of common stock issued. Our American depositary shares have been listed on the New York Stock Exchange since September 16, 2003 and are identified by the symbol “SHG.” The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Korea Exchange for our common stock since 2004, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our American depositary shares since 2004.

	Korea Exchange
	Closing Price per			New York Stock Exchange
	Common Stock		Average Daily	Closing Price per ADS		Average Daily
	High	Low	Trading Volume	High	Low	Trading Volume
			(Shares)			(ADSs)

2004	23,400	15,200	1,372,443	45.65	26.50	6,039
2005	43,100	24,100	1,210,054	74.31	51.78	14,419
2006	49,500	36,800	1,385,417	106.08	74.05	26,422
2007	66,200	45,450	1,696,165	148.29	96.75	36,042
First Quarter	57,800	45,450	1,545,883	123.65	96.75	35,510
Second Quarter	59,200	50,600	1,733,756	129.90	110.08	25,733
Third Quarter	66,200	52,800	1,513,898	148.29	113.10	40,386
Fourth Quarter	64,700	46,850	1,991,125	143.43	99.25	42,541
2008	58,900	25,600	2,206,295	118.35	32.68	79,215
First Quarter	52,500	45,150	1,567,340	113.45	90.97	66,619
Second Quarter	58,900	44,550	1,867,102	118.35	86.79	52,614
Third Quarter	50,300	41,500	2,021,075	98.07	68.47	74,154
Fourth Quarter	42,000	25,600	3,369,664	71.00	32.68	122,474
2009 (through June 24)	34,000	20,500	4,162,373	56.66	26.25	148,667
January	32,950	25,500	3,429,165	50.34	36.82	129,161
February	29,700	21,250	4,341,276	43.62	28.00	147,648
March	27,700	20,500	5,185,209	41.46	26.25	216,671
April	31,700	25,750	4,424,488	49.35	38.24	166,260
May	34,000	30,300	4,949,595	56.66	48.06	140,963
June (through June 24)	32,650	29,250	2,644,507	53.99	46.81	91,296

Source: Korea Exchange; New York Stock Exchange

The Korean Securities Market

The Korea Exchange

Pursuant to the Korea Stock and Futures Exchange Act, as of January 27, 2005, Korea Exchange unified the Korea Stock Exchange, which began its operations in 1956, the KRX KOSDAQ, which began its operation in July 1, 1996 by the Korea Securities Dealers Association, and the Korea Futures Exchange (as an exchange operating futures market and options market), which began its operation in February 1, 1999.

The Korea Exchange was established in a form of a limited liability stock company in accordance with the Korean Commercial Code with the minimum paid-in capital of ~~W~~100 billion in accordance with the Financial

Investment Services and Capital Markets Act. The Korea Exchange is presently the only exchange in Korea that serves as a spot market and a futures market. It operates and supervises three market divisions, the KRX KOSPI Market Division, the KRX KOSDAQ Market Division, and the KRX Futures Market Division. It has its principal office in Pusan.

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

As of December 31, 2008, the aggregate market value of equity securities listed on the Korea Exchange was approximately ~~W~~620 trillion. The average daily trading volume of equity securities for 2008 was approximately 860 million shares with an average transaction value of ~~W~~6.4 trillion.

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

Historical movements in KOSPI are set out in the following.

	Opening(1)	High	Low	Closing

2000	1,028.33	1,066.18	483.58	504.62
2001	503.31	715.93	463.54	693.70
2002	698.00	943.54	576.49	627.55
2003	633.03	824.26	512.30	810.71
2004	821.26	939.52	713.99	895.92
2005	893.71	1383.14	866.17	1,379.37
2006	1,389.27	1,464.70	1,192.09	1,434.46
2007	1,435.26	2,085.45	1,345.08	1,897.13
2008	1,853.45	1,901.13	892.16	1,124.47
2009 (through June 24)	1,157.40	1,435.70	1,018.81	1,363.79

Source: Korea Exchange

Note:

(1)	The figures represent the daily closing price of the first trading day of the respective year.

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

Due to deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Korea Exchange by the financial investment companies with brokerage licenses. In addition, a securities transaction tax of 0.15% of the sales price will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares on the Korea Exchange. A special agricultural and fishery tax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Korea Exchange. See “Item 10. Additional Information — Taxation — Korean Taxation.” The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table.

	Number of	Total Market Capitalization		Average Daily Trading Volume, Value
	Listed		(Thousands of	Thousands of	(Millions of	(Thousands of
Year	Companies	(Millions of Won)	Dollars)(1)	Shares	Won)	Dollars)(1)

2000	704	188,041,490	148,393,204	306,163	2,602,211	2,053,796
2001	689	255,850,070	192,934,221	473,241	1,997,420	1,506,236
2002	683	258,680,756	215,445,465	857,245	3,041,598	2,533,820
2003	684	355,362,626	298,121,331	542,010	2,216,636	1,859,594
2004	683	412,588,139	398,597,371	372,895	2,232,109	2,156,419
2005	702	655,074,595	648,588,628	467,629	3,157,662	3,126,398
2006	731	704,587,508	757,620,976	279,096	3,435,180	3,693,742
2007	745	951,900,447	1,016,010,724	363,732	5,539,588	5,912,677
2008	763	576,887,540	457,121,664	355,205	5,189,644	4,112,238
2009 (through June 19)	757	719,468,026	569,109,339	564,750	5,820,460	4,604,066

Source: Korea Exchange

Note:

(1)	Converted at the Noon Buying Rate at the end of the periods indicated.

The Korean securities markets are principally regulated by the Financial Services Commission and the Financial Investment Services and Capital Markets Act. The law imposes restrictions on insider trading and price manipulation, requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for shareholders holding substantial interests. Beginning on February 4, 2009, the Korean securities markets became subject to the Financial Investment Services and Capital Markets Act

Protection of Customer’s Interest in Case of Insolvency of Financial Investment Companies

Under Korean law, the relationship between a customer and a financial investment company in connection with a securities sell or buy order is deemed to be consignment and the securities acquired by a consignment agent (i.e., the securities company) through such sell or buy order are regarded as belonging to the customer in so far as the customer and the consignment agent’s creditors are concerned. Therefore, in the event of a bankruptcy or reorganization procedure involving a financial investment company, the customer of the financial investment company is entitled to the proceeds of the securities sold by the financial investment company. In addition, the Financial Investment Services and Capital Markets Act recognizes the ownership of a customer in securities held by a financial investment company in such customer’s account.

When a customer places a sell order with a securities company which is not a member of the Korea Exchange and this financial investment company places a sell order with another financial investment company which is a member of the Korea Exchange, the customer is still entitled to the proceeds of the securities sold received by the non-member company from the member company regardless of the bankruptcy or reorganization of the non-member company.

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

In addition, under the Financial Investment Services and Capital Markets Act, the Korea Exchange is obliged to indemnify any loss or damage incurred by a counterparty as a result of a breach by its members. If a financial investment company which is a member of the Korea Exchange breaches its obligation in connection with a buy order, the Korea Exchange is obliged to pay the purchase price on behalf of the breaching member. Therefore, the customer can acquire the securities that have been ordered to be purchased by the breaching member.

As the cash deposited with a financial investment company is regarded as belonging to the financial investment company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the financial investment company if a bankruptcy or reorganization procedure is instituted against the financial investment company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that the Korea Deposit Insurance Corporation will, upon the request of the investors, pay each investor up to ~~W~~50 million per financial institution in case of the financial investment company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. The premiums related to this insurance are paid by securities companies. Pursuant to the Financial Investment Services and Capital Markets Act, an investment company with a dealing or brokerage license are required to deposit the cash received from its customers with the Korea Securities Finance Corporation, a special entity established pursuant to the Financial Investment Services and Capital Markets Act. Set-off or attachment of cash deposits by securities companies with the Korea Securities Finance Corporation is prohibited. In addition, in the event of bankruptcy or dissolution of the securities company, the cash so deposited shall be withdrawn and paid to the customer prior to payment to other creditors of the securities company.

ITEM 10.	ADDITIONAL INFORMATION

ARTICLES OF INCORPORATION

Description of Share Capital

This section provides information relating to our capital stock, including brief summaries of material provisions of our Articles of Incorporation, the Korean Commercial Code, the Financial Investment Services and Capital Markets Act, the Financial Holding Companies Act and certain related laws of Korea, all as currently in effect. The following summaries are intended to provide only summaries and are subject to the full text of the Articles of Incorporation and the applicable provisions of the Financial Investment Services and Capital Markets Act, the Korean Commercial Code, and certain other related laws of Korea.

General

As of December 31, 2008 and as of the date hereof, our authorized share capital is 1,000,000,000 shares. Our Articles of Incorporation provide that we are authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares. Furthermore, through an amendment of the Articles of Incorporation, we have created new classes of shares, in addition to the common shares and the preferred shares. See “— Description of Redeemable Preferred Stock” and “— Description of Redeemable Convertible Preferred Stock.” As of December 31, 2008 and June 10, 2009, the number of our issued and outstanding common shares was 396,199,587 and 474,199,587, respectively.

As of December 31, 2008, the number of issued and outstanding redeemable preferred shares issued in August 2003 as part of our funding for the acquisition of Chohung Bank was 18,700,251. On January 25, 2007, we issued 28,990,000 redeemable preferred shares and 14,721,000 redeemable convertible preferred shares as part of our funding for the acquisition of LG Card, all of which were outstanding as of December 31, 2008 following scheduled redemptions. The terms of the preferred shares issued in connection with the acquisition of Chohung Bank are different from those of the preferred shares issued in connection with the acquisition of LG Card. See

“— Description of Redeemable Preferred Stock” and “— Description of Redeemable Convertible Preferred Stock.” Other than these preferred shares, there are no other preferred shares authorized, issued or outstanding as of the date hereof.

All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form. As of the date hereof, our authorized but unissued share capital consists of 469,389,162 shares. We may issue the unissued shares without further shareholder approval but subject to a board resolution as provided in the Articles of Incorporation. See “Distribution of Free Shares.” Share certificates are issued in denominations of one, five, ten, 50, 100, 500, 1,000 and 10,000 shares.

As set forth in our Articles of Association, our objects and purposes as a financial holding company are, among others, to operate and manage financial companies or companies engaged in similar lines of business, to provide financial support to, or investments in, our subsidiaries and to develop and jointly sell products with our subsidiaries.

Rights Offering

On February 2, 2009, our board of directors decided to issue 78,000,000 new common shares, or approximately 19.7% of our then outstanding common shares, to our existing shareholders (which, in the case of shareholders in the United States, were limited to qualified institutional buyers, as defined in Rule 144A under the Securities Act) by way of an underwritten rights offering. The primary rationale for our board’s decision to approve the rights offering was to enhance our capital position to prepare for potential contingencies that might result from the current economic environment, notwithstanding that we and our subsidiaries had fully satisfied (as also is the case now) the capital adequacy rations required under applicable laws and regulations and were not (as also is the case now) facing any significant liquidity constraints or financial distress.

On March 13, 2009, the subscription price for the common shares to be newly issued in connection with the rights offering was finally determined as ~~W~~16,800 per share. The subscription price was determined based on a pricing formula prescribed by the rules of the Financial Services Commission, which effectively set the subscription price as the lowest among the closing prices on two reference dates and the arithmetic averages of volume-weighted average closing prices for periods ranging from one week to one month prior to such reference dates, multiplied by a pre-determined discount rate, which we fixed at 25%. On March 19, 2009, the offering was completed with substantially all of the rights shares subscribed by our existing shareholders. On March 24, 2009, settlement was made, on March 30, 2009, the newly issued common shares were listed on the Korea Exchange.

The aggregate proceeds from the rights offering was approximately ~~W~~1,310,400,000,000 (prior to adjustments for underwriting commissions and other offering expenses). The rights offering resulted in a capital increase of approximately 16.4%. We plan to use the proceeds from the rights offering for supporting our existing business operations and other general corporate purposes.

Other than as stated above, there have been no other events in the last three years which have changed the amount of our issued common stock.

Dividends

Dividends are distributed to shareholders in proportion to the number of shares of the relevant class of capital stock owned by each shareholder following approval by the shareholders at an annual general meeting of shareholders. We pay full annual dividends on newly issued shares (such as the common shares representing the American depositary shares (“ADSs”)) for the year in which the new shares are issued. We declare our dividend annually at the annual general meeting of shareholders which is held within three months after the end of the fiscal year. The annual dividend must be paid to the shareholders of record as of the end of the preceding fiscal year within one month after the annual general meeting. Annual dividends may be distributed either in cash or in shares provided that shares must be distributed at par value and, if the market price of the shares is less than their par value, dividends in shares may not exceed one-half of the annual dividends. Under the Korean Commercial Code we do not have an obligation to pay any annual dividend unclaimed for five years from the scheduled payment date.

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

For information regarding Korean taxes on dividends, see “— Taxation — Korean Taxation.”

Other than the dividend rights set forth above and the dividend rights granted to preferred shareholders as further described in “— Description of Preferred Shares,” our articles of incorporation do not provide special rights to our common or preferred shareholders to share in our profits.

Distribution of Free Shares

In addition to permitting dividends in the form of shares to be paid out of retained or current earnings, the Korean Commercial Code permits a company to distribute to its shareholders, in the form of free shares, an amount transferred from the capital surplus or legal reserve to stated capital. These free shares must be distributed to all of the shareholders pro rata. Our Articles of Incorporation require the same types of preferred shares to be distributed to the holders of preferred shares in case of distribution of free shares. For information regarding the treatment under Korean tax laws of free share distributions, see “— Taxation — Korean Taxation — Taxation of Dividends on Shares of Common Stock or American Depositary Shares.”

Preemptive Rights and Issuance of Additional Shares

Unless otherwise provided in the Korean Commercial Code, a company may issue authorized but unissued shares at such times and upon such terms as the board of directors of the company may determine. The company must offer the new shares on uniform terms to all shareholders who have preemptive rights and who are listed on the shareholders’ register as of the record date. Our shareholders are entitled to subscribe for any newly issued shares in proportion to their existing shareholdings. However, as provided in the Articles of Incorporation, we may issue new shares by resolution of board of directors to persons other than existing shareholders if those shares are (1) publicly offered (where the number of such shares so offered may not exceed 50% of our total number of issued and outstanding shares); (2) preferentially allocated to the members of the ESOA pursuant to relevant provisions of the Financial Investment Services and Capital Markets Act; (3) issued for the purpose of issuing depositary receipts pursuant to relevant provisions of the Financial Investment Services and Capital Markets Act (where the number of such shares so issued may not exceed 50% of our total number of issued and outstanding shares); (4) issued to directors or employees as a result of exercise of stock options we granted to them pursuant to the Korean Commercial Code; (5) issued to a financial investment company, a private equity fund or a special purpose company under the Financial Investment Services and Capital Markets Act; or (6) issued to any specified foreign investors, foreign or domestic financial institutions or alliance companies for operational needs such as introduction of advanced financial technology, improvement of its or subsidiaries’ financial structure and funding or strategic alliance (where such number of shares so issued may not exceed 50% of our total number of issued and outstanding shares). Under the Korean Commercial Code, a company may vary, without stockholders’ approval, the terms of such preemptive rights for different classes of shares. Public notice of the preemptive rights to new shares and the transferability thereof must be given not less than two weeks (excluding the period during which the shareholders’ register is closed) prior to the record date. We will notify the shareholders who are entitled to subscribe for newly issued shares of the deadline for subscription at least two weeks prior to the deadline. If a shareholder fails to subscribe on or before such deadline, the shareholder’s preemptive rights will lapse. Our board of directors may determine how to distribute shares in respect of which preemptive rights have not been exercised or where fractions of shares occur.

Under the Financial Investment Services and Capital Markets Act, members of a company’s employee stock ownership association, whether or not they are shareholders, have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. However, this right is exercisable only to the extent that the total number of shares so acquired and held by such members does not exceed 20% of the total number of shares to be newly issued and shares then outstanding. As of December 31, 2008, the ESOA owned 6,453,801 shares of our common stock.

General Meeting of Shareholders

There are two types of general meetings of shareholders: annual general meetings and extraordinary general meetings. We are required to convene our annual general meeting within three months after the end of each fiscal year. Subject to a board resolution or court approval, an extraordinary general meeting of shareholders may be held when necessary or at the request of the holders of an aggregate of 3% or more of our outstanding common shares or at the request of our audit committee. In addition, under the Korean Commercial Code, an extraordinary general meeting of shareholders may be held at the request of the shareholders holding shares for at least 6 months of an aggregate of 1.5% or more of the outstanding shares with voting rights of the listed company, subject to a board resolution or court approval. Furthermore, under the Financial Holding Companies Act of Korea, an extraordinary general meeting of shareholders may be held at the request of the shareholders holding shares for at least 6 months of an aggregate of 1.5% (0.75% in the case of a financial holding company (i) whose total assets at the end of the latest fiscal year is ~~W~~5 trillion or more and (ii) who is in control of two or more subsidiaries, each with total assets of ~~W~~2 trillion or more) or more of the outstanding shares of the company, subject to a board resolution or court approval. Holders of non-voting shares may be entitled to request a general meeting of shareholders only to the extent the non-voting shares have become enfranchised as described under “— Voting Rights” below (hereinafter referred to as “enfranchised non-voting shares”). Meeting agendas are determined by the board of directors or proposed by holders of an aggregate of 3% or more of the outstanding shares with voting rights by way of a written proposal to the board of directors at least six weeks prior to the meeting. In addition, under the Korean Commercial Code, the meeting agenda may be proposed by the shareholders holding shares for at least 6 months of an aggregate of 1% (0.5% in the case of a listed company whose capital at the end of the latest operating year is ~~W~~100 billion or more) or more of the outstanding shares of the listed company. Furthermore, under the Financial Holding Companies Act, the meeting agenda may be proposed by the shareholders holding shares for at least 6 months of an aggregate of 0.5% (0.25% in the case of a financial holding company (i) whose total assets at the end of the latest fiscal year is ~~W~~5 trillion or more and (ii) who is in control of two or more subsidiaries, each with total assets of ~~W~~2 trillion or more) or more of the outstanding shares of the company. Written notices stating the date, place and agenda of the meeting must be given to the shareholders at least two weeks prior to the date of the general meeting of shareholders; provided, that, notice may be given to holders of 1% or less of the total number of issued and outstanding shares which are entitled to vote, by placing at least two public notices at least two weeks in advance of the meeting in at least two daily newspapers or by using an electronic method defined under the Korean Commercial Code and related regulations at least two weeks in advance of the meeting. Currently, we use The Korea Economic Daily and Maeil Business Newspaper for the publication of such notices. Shareholders who are not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders, and they are not entitled to attend or vote at such meeting. Holders of enfranchised non-voting shares who are on the shareholders’ register as of the record date are entitled to receive notice of the general meeting of shareholders and they are entitled to attend and vote at such meeting. Otherwise, holders of non-voting shares are not entitled to receive notice of or vote at general meetings of shareholders.

The general meeting of shareholders is held at our executive office (which is our registered executive office) or, if necessary, may be held anywhere in the vicinity of our executive office.

Voting Rights

Holders of common shares are entitled to one vote for each share. However, voting rights with respect to common shares that we hold and common shares that are held by a corporate shareholder, more than one-tenth of the outstanding capital stock of which is directly or indirectly owned by us, may not be exercised. Unless stated otherwise in a company’s Articles of Incorporation, the Korean Commercial Code permits holders of an aggregate of 3% (1%, in case of a company whose total assets as at the end of the latest fiscal year is ~~W~~2 trillion or more) or more of the outstanding shares with voting rights to request cumulative voting when electing two or more directors. Our Articles of Incorporation currently do not prohibit cumulative voting. In addition, under the Korean Commercial Code, in case of appointment of an audit committee member who is an outside director, any shareholder holding more than 3% of the outstanding shares with voting rights shall not exercise its voting rights with respect to any portion of its shares exceeding the 3% limit; and in case of appointment of an audit committee member who is a non-outside director, the largest shareholder (together with certain related persons) holding more than 3% of the outstanding shares with voting rights shall not exercise its voting rights with respect to any portion of its shares exceeding the 3% limit.

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

Rights of Dissenting Shareholders

Pursuant to the Financial Investment Services and Capital Markets Act, in certain limited circumstances (including, without limitation, if we transfer all or any significant part of our business or if we merge or consolidate with another company), dissenting holders of shares have the right to require us to purchase their shares. Pursuant to the Financial Holding Companies Act, the Financial Investment Services and Capital Markets Act and the Korean Commercial Code, if a financial holding company acquires a new direct or indirect subsidiary through the exchange or transfer of shares except in limited circumstances, the dissenting holders of such shares have the right to require us to purchase their shares. To exercise such a right, shareholders must submit to us a written notice of their intention to dissent prior to the general meeting of shareholders. Within 20 days (or 10 days under certain circumstances according to the Financial Holding Companies Act) after the date on which the relevant resolution is passed at such meeting, such dissenting shareholders must request in writing that we purchase their shares. We are obligated to purchase the shares of dissenting shareholders within one month after the end of such request period at a price to be determined by negotiation between the shareholder and us. If we cannot agree on a price with the shareholder through such negotiations, the purchase price will be the arithmetic mean of (1) the weighted average of the daily closing share prices on the KRX KOSPI Market of the Korea Exchange for two months prior to the date of the adoption of the relevant board of directors’ resolution, (2) the weighted average of the daily closing share prices on the KRX KOSPI Market of the Korea Exchange for one month prior to the date of the adoption of the relevant board of directors’ resolution and (3) the weighted average of the daily closing share prices on the KRX KOSPI Market of the Korea Exchange for one week prior to the date of the adoption of the relevant board of directors’ resolution. If we or the dissenting shareholder who requested purchase of their shares do not accept such purchase price, we or the shareholder may request to the court to adjust such purchase price.

Register of Shareholders and Record Dates

We maintain the register of our shareholders at our transfer agent’s in Seoul, Korea. The Korea Securities Depository as our transfer agent, registers transfers of shares on the register of shareholders upon presentation of the share certificates.

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

Other Shareholder Rights

Our articles of incorporation do not have sinking fund provisions or provisions creating liability to further capital calls. Other than to amend our articles of incorporation in accordance with the Korean Commercial Code, no particular action is necessary to change the rights of holders of our capital stock. In addition, our articles of incorporation do not have specific provisions for governing changes in capital or which would have an effect of delaying, deferring or preventing a change in control of us and that would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries.

Directors

Under the Korean Commercial Code and our articles of incorporation, any director wishing to enter into a transaction with us or our subsidiaries in his or her personal capacity is required to obtain the prior approval of the Board of Directors, and any director having an interest in the transaction may not vote at the meeting of the Board of Directors to approve the transaction.

Neither our articles of incorporation nor applicable Korean laws have provisions relating to (i) the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body (ii) borrowing powers exercisable by the directors and how such borrowing powers can be varied; (iii) retirement or non-retirement of directors under an age limit requirement; or (iv) the number of shares required for a director’s qualification.

Description of Preferred Stock

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

The Series 1 redeemable preferred shares were redeemed in entirety on August 21, 2006. The Series 2 redeemable preferred shares were redeemed in entirety on August 20, 2007. The Series 3 redeemable preferred shares were redeemed in entirety in August 2008.

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

The Series 6 redeemable preferred shares were redeemed in entirety on August 21, 2006. The Series 7 redeemable preferred shares were redeemed in entirety in August 2008.

Series 10 Redeemable Preferred Stock

On December 18, 2006, as part of obtaining funds for our acquisition of LG Card, our board of directors authorized the issuance of 28,990,000 Series 10 redeemable preferred shares of non-voting stock. All these shares were issued on January 25, 2007 in registered form and were subscribed by 12 government entities and institutional investors in Korea.

The dividend rate for these shares are as follows: (i) for the fiscal year 2007, an amount equal to 7.00% of the subscription price per share multiplied by the number of days elapsed from January 25, 2007, the date of issuance, to December 31, 2007 and divided by 365; (ii) for each of the fiscal years 2008 through 2011, an amount equal to 7.00% of the subscription price per share; (iii) for fiscal year 2012, an amount equal to (x) 7.00% of the subscription price per share multiplied by the number of days elapsed from January 1, 2012 to January 25, 2012 and divided by 365, plus (y) ’R’% of the subscription price multiplied by the number of days from January 26, 2012 through December 31, 2012 and divided by 365, where R% means the sum of (A) the five-year treasury rate effective on January 25, 2011, (B) 100 basis points and (C) a spread equal to 7.00% less the five-year treasury rate effective on January 25, 2007; and (iv) for each of the fiscal years 2013 and thereafter, an amount equal to R% of the subscription price.

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

The dividend rate for these shares are as follows: (i) for the fiscal year 2007, an amount equal to 3.25% of the subscription price per share multiplied by the number of days elapsed from January 25, 2007, the date of issuance, to December 31, 2007 and divided by 365; (ii) for each of the fiscal years 2008 through 2011, an amount equal to 3.25% of the subscription price per share; (iii) for fiscal year 2012, an amount equal to (x) 3.25% of the subscription price per share multiplied by the number of days elapsed from January 1, 2012 to January 25, 2012 and divided by 365, plus (y) ‘R’% of the subscription price multiplied by the number of days from January 26, 2012 through December 31, 2012 and divided by 365, where R% means the sum of (A) the five-year treasury rate effective on January 25, 2011, (B) 100 basis points and (C) a spread equal to 7.00% less the five-year treasury rate effective on January 25, 2007; and (iv) for each of the fiscal years 2013 and thereafter, an amount equal to R% of the subscription price.

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

Under the Financial Investment Services and Capital Markets Act, we must file with the Financial Services Commission and the Korea Exchange an annual report within 90 days after the end of our fiscal year, a semiannual report within 45 days (or 60 days if the report is prepared based on consolidated financial statements for filing) after the end of the first six months of our fiscal year and quarterly reports within 45 days (or 60 days if the report is prepared based on consolidated financial statements for filing) after the end of the first three months and nine months of our fiscal year, respectively. Copies of such reports are available for public inspection at the Financial Services Commission and the Korea Exchange.

Transfer of Shares

Under the Korean Commercial Code, the transfer of shares is effected by the delivery of share certificates. In order to exercise shareholders’ rights, the transferee must have his name and address registered on the register of shareholders. For this purpose, shareholders are required to file with us their name, address and seal. Nonresident shareholders must notify us of the name of their proxy in Korea to which our notice can be sent. Under the Financial Services Commission regulations, nonresident shareholders may appoint a standing proxy and may not allow any person other than the standing proxy to exercise rights regarding the acquired share or perform any task related thereto on his behalf, subject to certain exceptions. Under current Korean regulations, the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing, brokerage or collective investment license and internationally recognized custodians are authorized to act as standing proxy and provide related services. Certain foreign exchange controls and securities regulations apply to the transfer of shares by nonresidents or non-Koreans. See “Korean Foreign Exchange and Securities Regulations.” As to the ceiling on the aggregate shareholdings of a single shareholder and persons who have a special relationship with such shareholder, please see “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Restrictions on Financial Holding Company Ownership.”

Acquisition of Treasury Shares

We generally may not acquire our own shares except in certain limited circumstances, including, without limitation, a reduction in capital.

Notwithstanding the foregoing restrictions, pursuant to the Financial Investment Services and Capital Markets Act and regulations under the Financial Holding Companies Act, we may purchase our own shares on the KRX KOSPI Market of the Korea Exchange, through a tender offer, or through a trust agreement with a trust company, or retrieve our own shares from a trust company upon termination of a trust agreement, subject to the restrictions that (1) the aggregate purchase price of such shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year less the amounts of dividends and reserves for such fiscal year, subtracted by the sum of (a) the purchase price of treasury stock acquired if any treasury stock has been purchased after the end of the preceding fiscal year pursuant to the Commercial Act or the Financial Investment Services and Capital Markets Act, (b) the amount subject to trust agreements, and (c) the amount of dividends approved at the ordinary general shareholders’ meeting after the end of the preceding fiscal year and the amount of retained earnings reserve required under the Commercial Act; plus if any treasury stock has been disposed of after the end of the preceding fiscal year, the acquisition cost of such treasury stock and (2) the purchase of such shares shall meet the requisite capital ratio under the Financial Holding Companies Act and the guidelines issued by the Financial Services Commission.

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

MATERIAL CONTRACTS

None.

EXCHANGE CONTROLS

General

The Foreign Exchange Transaction Act of Korea the related Presidential Decree and the regulations under such Act and Decree (collectively the “Foreign Exchange Transaction Laws”) herein, regulate investment in Korean securities by nonresidents and issuance of securities by Korean companies outside Korea. Under the Foreign Exchange Transaction Laws, nonresidents may invest in Korean securities only to the extent specifically allowed by these laws or otherwise permitted by the Ministry of Strategy and Finance of Korea. The Financial Services Commission has also adopted, pursuant to its authority under the Financial Investment Services and Capital Markets Act, regulations that restrict investment by foreigners in Korean securities and regulate issuance of securities by Korean companies outside Korea.

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

Reporting Requirements for Holders of Substantial Interests

Under the Financial Investment Services and Capital Markets Act, any person whose direct or beneficial ownership of our common stock with voting rights, whether in the form of shares of common stock or ADSs, certificates representing the rights to subscribe for shares and equity-related debt securities including convertible bonds and bonds with warrants (which we refer to collectively as “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5% or more of the total outstanding shares (including Equity Securities of us held by such persons) is required to report the status of the holdings and the purpose of the holdings (for example, whether intend to seek management control) to the Financial Services Commission and the Korea Exchange within five business days after reaching the 5% ownership level. In addition, any change in the ownership interest subsequent to the report that equals or exceeds 1% of the total outstanding Equity Securities or change in the purpose of the holdings is required to be reported to the Financial Services Commission and the Korea Exchange within five business days from the date of the change (within ten days of the end of the month in which the change occurred, in the case of a person with no intent to seek management control or an institutional investor prescribed by the Financial Services Commission).

Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and/or a loss of voting rights with respect to the portion of ownership of Equity Securities exceeding 5% of the total outstanding shares. In addition, the Financial Services Commission may order the disposal of the unreported Equity Securities. Any persons who reports management control as the purpose for its holdings is prohibited from acquiring additional shares or from exercising voting rights during the following five days following the reporting date.

In addition to the reporting requirements described above, any person whose direct or beneficial ownership of our stock accounts for 10% or more of the total issued and outstanding shares (which we refer to as a “major stockholder”) must report the status of his/her shareholding to the Korea Securities Futures Commission and the Korea Exchange within five days after he/she becomes a major stockholder. In addition, any change in the ownership interest subsequent to the report must be reported to the Korea Securities Futures Commission and the Korea Exchange within five days after the change occurred. Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment. Any single stockholder or persons who have a special relationship with such stockholder that jointly acquire more than 10% (4% in case of non-financial business group companies) of the voting stock of a Korean financial holding company who controls national banks will be subject to reporting or approval requirements pursuant to the Financial Holding Company Act. See “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Restrictions on Financial Holding Company Ownership.”

Restrictions Applicable to Common Shares

Pursuant to the Foreign Exchange Transaction Laws and Financial Services Commission regulations (which we refer to collectively as the “Investment Rules”) adopted in connection with the stock market opening, from January 1992 and thereafter, foreigners may invest, with limited exceptions and subject to procedural requirements, in any shares of any Korean companies, whether listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange, unless prohibited by specific laws. Foreign investors may trade shares listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange only through the Korea Exchange, except in limited circumstances, including:

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

For over-the-counter transactions of shares between foreigners outside the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange for shares with respect to which the limit on aggregate foreign ownership has been reached or exceeded, a financial investment company with a brokerage license in Korea must act as an intermediary. Odd-lot trading of shares outside the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange must involve a financial investment company with a dealing license in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions involving borrowed securities with respect to which shares are subject to a foreign ownership limit.

The Investment Rules require a foreign investor who wishes to invest in shares on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange (including Converted Shares and shares being issued for initial listing on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange) to register its identity with the Financial Supervisory Service prior to making any such investment; however, the registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition of the Converted Shares. Upon registration, the Financial Supervisory Service will issue to the foreign investor an investment registration card, which must be presented each time the foreign investor opens a brokerage account with a financial investment company with a dealing or brokerage license. Foreigners eligible to obtain an investment registration card include foreign nationals who have not resided in Korea for a consecutive period of six months or more, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the Ministry of Strategy and Finance under the Financial Investment Services and Capital Markets Act. All Korean branch offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea for the purpose of investment registration. However, a foreign corporation or depository issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.

Upon a foreign investor’s purchase of shares through the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange, no separate report by the investor is required because the investment registration card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange (as discussed above) must be reported by the foreign investor or his standing proxy to the governor of the Financial Supervisory Service at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the governor of the Financial Supervisory Service by the Korea Securities Depository, a financial investment company with a dealing or brokerage license, or a securities finance company engaged to facilitate such transaction. A foreign investor may appoint a standing proxy from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing, brokerage or collective investment license, or internationally recognized custodians which will act as a standing proxy to exercise stockholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. Generally, a foreign investor may not permit any person, other than its standing proxy, to exercise rights relating to his shares or perform any tasks related thereto on his behalf. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the governor of the Financial Supervisory Service in such cases as determined to be inevitable by reason of conflict between laws of Korea and those of the home country of the foreign investor.

Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. The Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing, brokerage or collective investment license and internationally recognized custodians are eligible to act as a custodian of shares for a nonresident or foreign investor. A foreign investor must ensure that his custodian deposits his shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the governor of the Financial Supervisory Service in circumstances where compliance with that requirement is made impracticable, including cases where compliance would contravene the laws of the home country of such foreign investor.

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. One exception to such rules is investment in designated public corporations, which is subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. With certain exceptions, companies designated by the Korean government as a “public corporation” may set a ceiling on the acquisition of shares by a single person within 3% of the total number of shares. A foreigner who has acquired shares in excess of any ceiling may not exercise his voting rights with respect to the shares exceeding the limit, and the Financial Services Commission may take necessary corrective action against such foreigner pursuant to the Financial Investment Services and Capital Markets Act. Currently, Korea Electric Power Corporation is the only designated public corporation which has set such a ceiling. Furthermore, an investment by a foreign investor in 10% or more of the outstanding shares with voting rights of a Korean company is defined as a foreign direct investment under the Foreign Investment Promotion Act of Korea. Generally, a foreign direct investment must be reported to the Minister of the Ministry of Knowledge Economy (renamed as such as of February 29, 2008 from the Ministry of Commerce, Industry and Energy) of Korea, which delegates its authority to receive such reports to foreign exchange banks or the Korea Trade Investment Promotion Agency under relevant regulations. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign or other shareholding restrictions in the event that any restrictions are prescribed in a specific law that regulates the business of the subject Korean company. For a description of such restrictions applicable to Korean banks, see “Item 4. Information on the Company — Supervision and Regulation — Principal Regulations Applicable to Banks — Restrictions on Bank Ownership.”

Under the Foreign Exchange Transaction Laws, a foreign investor who intends to acquire shares must designate a foreign exchange bank at which he must open a foreign currency account and a Won account exclusively for stock investments. No approval is required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to make a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a financial investment company with a securities dealing or brokerage license. Funds in the foreign currency account may be remitted abroad without any Korean governmental approval.

Dividends on shares of Korean companies are paid in Won. No Korean governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any shares held by a nonresident of Korea must be deposited either in a Won account with the investor’s financial investment company with a securities dealing or brokerage license or in his Won account. Funds in the investor’s Won account may be transferred to his foreign currency account or withdrawn for local living expenses, provided that any withdrawal of local living expenses by any one person exceeding US$10,000 per day needs to be reported to the governor of the Financial Supervisory Service by the foreign exchange bank at which the Won account is maintained. Funds in the Won account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive rights.

Financial investment companies with a securities dealing, brokerage or collective investment license are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ stock investments in Korea. Through these accounts, financial companies with a securities dealing, brokerage or collective investment license may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without the investors having to open their own accounts with foreign exchange banks.

TAXATION

The following summary is based upon tax laws, regulations, rulings, decrees, income tax conventions (treaties), administrative practice and judicial decisions of Korea and the United States as of the date of this annual report, and is subject to any change in Korean or United States law that may come into effect after such date. Investors in shares of common stock or American depositary shares are advised to consult their own tax advisers as to the Korean, United States or other tax consequences of the purchase, ownership and disposition of such securities, including the effect of any national, state or local tax laws.

Korean Taxation

The following summary of Korean tax considerations applies to you so long as you are not:

•	a resident of Korea;

•	a corporation having its head office, principal place of business, or place of effective management in Korea (a Korean corporation); or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.

Taxation of Dividends on Shares of Common Stock or American Depositary Shares

We will deduct Korean withholding tax from dividends (whether in cash or in shares) paid to you at a rate of 22% (including resident surtax). If you are a qualified resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. See “— Tax Treaties” below for a discussion of treaty benefits. If we distribute to you free shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in capital, such distribution may be subject to a Korean withholding tax.

In order to obtain a reduced rate of withholding tax pursuant to an applicable tax treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as the Korean tax authorities may require in order to establish your entitlement to the benefits of the applicable tax treaty. A holder of American depositary shares (“ADSs”) may submit evidence of tax residence to us through the depositary.

Taxation of Capital Gains from Transfer of Common Shares or American Depositary Shares

As a general rule, capital gains earned by non-residents upon transfer of our common shares or ADSs are subject to a Korean withholding tax at the lower of (1) 11% (including resident surtax) of the gross proceeds realized or (2) 22% (including resident surtax) of the net realized gain, subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs associated with common shares or ADSs, unless exempt from Korean income taxation under an applicable tax treaty between Korea and the country of your tax residence. See “— Tax Treaties” below for a discussion on treaty benefits. Even if you do not qualify for the exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you meet certain requirements for the exemption under Korean domestic tax laws discussed in the following paragraphs.

You will not be subject to the Korean income taxation on capital gains realized upon a transfer of our common shares through the Korea Exchange if you (1) have no permanent establishment in Korea and (2) did not own or have not owned (together with any shares owned by any entity with which you have a special relationship and possibly including the shares represented by the ADSs) 25% or more of our total issued and outstanding shares at any time during the calendar year in which the sale occurs and during the five consecutive calendar years prior to the calendar year in which the sale occurs.

It should be noted that (i) capital gains earned by you (regardless of whether you have a permanent establishment in Korea) from a transfer of ADSs outside Korea will generally be exempt from Korean income taxation, provided that the ADSs are deemed to have been issued overseas, but (ii) if and when an owner of the underlying shares of stock transfers ADSs after an exchange of the underlying shares for ADSs, the exemption described in (i) is not applicable. If and when an owner of the underlying shares of stock transfers the ADSs following an exchange of the underlying shares of stock for ADSs, such person is obligated to file a corporate income tax return and pay tax on gain realized from such transfer unless a purchaser or a financial investment company with a brokerage license, as the case may be, withholds and remits the tax on capital gains derived from transfer of ADSs, as discussed below.

If you are subject to tax on capital gains with respect to a sale of common shares or ADSs, the purchaser or, in the case of a sale of common shares on the Korea Exchange or through a financial investment company with a brokerage license in Korea, the financial investment company is required to withhold Korean tax from the sales proceeds in an amount equal to 11% (including resident surtax) of the gross realization proceeds and to remit the withheld tax to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law or produce satisfactory evidence of your acquisition costs and certain direct transaction costs associated with common shares or ADSs. To obtain the benefit of a tax exemption pursuant to a tax treaty, you must submit to the purchaser, the financial investment company or the ADR depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. See the discussion under “— Tax Treaties” below for an additional explanation of claiming treaty benefits.

Tax Treaties

Korea has entered into a number of income tax treaties with other countries, including the United States, which reduce or exempt Korean withholding tax on the income derived by residents of such treaty countries. For example, under the Korea-U.S. income tax treaty, reduced rates of Korean withholding tax on dividends of 16.5% or 11.0%, respectively (including resident surtax), depending on your shareholding ratio, and an exemption from Korean withholding tax on capital gains are generally available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains. However, under Article 17 (Investment or Holding Companies) of the Korea-U.S. income tax treaty, such reduced rates and exemption do not apply if (1) you are a United States corporation, (2) by reason of any special measures the tax imposed on you by the United States with respect to such dividends or capital gains is substantially less than the tax generally imposed by the United States on corporate profits, and (3) 25% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea-U.S. income tax treaty, the exemption on capital gains does not apply if you are an individual, and (a) you maintain a fixed base in Korea for a period or periods aggregating 183 days or more during the taxable year and your common shares, or ADSs giving rise to capital gains are effectively connected with such fixed base or (b) you are present in Korea for a period or periods of 183 days or more during the taxable year. The Korea-U.S. income tax treaty does not exempt “other” income from the Korean taxation.

You should inquire for yourself whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments, capital gains or “other” income to submit to us, the purchaser, the financial investment company, or other withholding agent, as the case may be, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser, the financial investment company, or other withholding agent, as the case may be, must withhold tax at the normal rates. Furthermore, in order for you to obtain the benefit of a tax exemption on certain Korean source income (e.g., dividends or capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit an application for tax exemption along with a certificate of your tax residency issued by the competent authority of your country of tax residence, subject to certain exceptions. For example, a U.S. resident would be required provide Form 6166 as a certificate of tax residency with the application for tax exemption. Such application should be submitted to an appropriate district tax office by the ninth day of the month following the date of the first payment of such income.

Inheritance Tax and Gift Tax

If you die while holding an ADS or donate an ADS, it is unclear whether, for Korean inheritance and gift tax purposes, you would be treated as the owner of the shares of common stock underlying the ADSs. If the tax authority interprets depositary receipts as the underlying share certificates, you may be treated as the owner of the shares of common stock and your heir or the donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax, which ranges from 10% to 50% recently, assessable based on the value of the ADSs or shares of common stock and the identity of the individual against whom the tax is assessed.

If you die while holding a common share or donate a subscription right or a common share, your heir or donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax at the same rate as indicated above.

At present, Korea has not entered into any tax treaty relating to inheritance or gift taxes.

Securities Transaction Tax

If you transfer common shares through the Korea Exchange, you will be subject to a securities transaction tax at the rate of 0.15% and an agriculture and fishery special surtax at the rate of 0.15% of the sales price of common shares. If your transfer of common shares is not made through the Korea Exchange, subject to certain exceptions, you will be subject to a securities transaction tax at the rate of 0.5% but will not be subject to an agriculture and fishery special surtax.

With respect to transfers of ADSs, a tax ruling issued in 2004 by the Korean tax authority appears to hold that depositary receipts, which the ADSs fall under, constitute share certificates subject to the securities transaction tax. In May 2007, the Seoul Administrative Court held that depositary receipts, do not constitute share certificates subject to the securities transaction tax. The case was upheld by the Seoul High Court, and the Supreme Court in 2008 dismissed the tax authorities’ appeal against the High Court decision, making the High Court decision final for the case. However, having dismissed the tax authorities’ appeal without ruling on the substantive law, it is not clear if the Supreme Court’s decision for this case will serve as the Supreme Court’s precedent on the issue. Even if depositary receipts, which the ADSs fall under, constitute share certificates subject to the securities transaction tax under the Securities Transaction Tax Law, a transfer of depositary receipts listed on the New York Stock Exchange, NASDAQ National Market or other qualified foreign exchanges is exempt from the securities transaction tax.

According to a tax ruling issued by the Korea tax authorities, foreign shareholders are not subject to a securities transaction tax upon the deposit of underlying shares and receipt of depositary shares or upon the surrender of depositary shares and withdrawal of originally deposited underlying shares. However, questions have been raised as to whether this ruling is also applicable to the surrender of depositary shares and withdrawal of underlying shares by a subsequent (as opposed to the initial) holder of depositary shares. Accordingly, there can be no assurance that the holder of ADSs, other than initial holders, will not be subject to the securities transaction tax when they withdraw the shares upon surrendering the ADSs.

In principle, the securities transaction tax, if applicable, must be paid by a transferor of common shares. When a transfer is effected through a securities settlement company, such settlement company is generally required to withhold and remit the tax to the tax authorities. When such transfer is made through a financial investment company only, such financial investment company is required to withhold and remit the tax. Where a transfer is effected by a non-resident who has no permanent establishment in Korea by a method other than through a securities settlement company or a financial investment company, the transferee is required to withhold the securities transaction tax.

Non-reporting or underreporting of securities transaction tax will generally result in the imposition of penalties equal to 20% to 40% of the non-reported or 10% to 40% of underreported tax amount and a failure to timely pay securities transaction tax due will result in penalties of 10.95% per annum of the due but unpaid tax. The penalty is imposed on the party responsible for paying the securities transaction tax or, if the securities transaction tax is to be withheld, the penalty is imposed on the party that has the withholding obligation.

Certain United States Federal Income Tax Consequences

The following summary describes certain United States federal income tax considerations for beneficial owners of our common shares or ADSs that hold the common shares or ADSs as capital assets and are “U.S. holders.” You are a “U.S. holder” if you are for U.S. federal income tax purposes:

(i) a citizen or individual resident of the United States;

(ii) a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States, any state thereof or District of Columbia;

(iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source;

(iv) a trust that is subject to the primary supervision of a court within the United States and has one or more U.S. persons with authority to control all substantial decisions of the trust; or

(v) a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

In addition, this summary only applies to you if you are a U.S. holder that is a resident of the United States for purposes of the current income tax treaty between the United States and Korea (the “Treaty”), your common shares or ADSs are not, for purposes of the Treaty, effectively connected with a permanent establishment in Korea and you otherwise qualify for the full benefits of the Treaty.

This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) and regulations (including proposed regulations), rulings and judicial decisions thereunder as of the date hereof, as well as the Treaty, all of which are subject to change, perhaps retroactively. It is for general purposes only and you should not consider it to be tax advice. In addition, it is based in part on representations by the ADS depositary and assumes that each obligation under the deposit agreement will be performed in accordance with its terms. This summary does not represent a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a bank;

•	a dealer in securities or currencies;

•	an insurance company or one of certain financial institutions;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt entity;

•	a trader in securities that has elected to use a mark-to-market method of accounting for your securities holdings;

•	a person holding common shares or ADSs as part of a hedging, conversion, constructive sale or integrated transaction or a straddle;

•	a person liable for the alternative minimum tax;

•	a partnership or other pass-through entity for United States federal income tax purposes;

•	a person who owns 10% or more of our voting stock; or

•	a person whose functional currency is not the U.S. dollar.

If a partnership holds our common shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common shares or ADSs, you are urged to consult your tax advisor.

You should consult your own tax advisor concerning the particular U.S. federal tax consequences to you of the ownership and disposition of common shares or ADSs as well as any consequences arising under the laws of any other taxing jurisdiction.

American Depositary Shares

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying common shares that are represented by such ADSs. Accordingly, deposits or withdrawals of common shares for ADSs will not be subject to United States federal income tax.

The United States Treasury Department has expressed concerns that intermediaries in the chain of ownership between holders of ADSs and the issuer of the securities underlying the ADSs may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate U.S. holders. Accordingly, the analysis of the creditability of Korean taxes and the availability of the reduced rate of tax for dividends received by certain non-corporate U.S. holders, each as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

Distributions on Common Shares or American Depositary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” the gross amount of distributions on our common shares or ADSs (including amounts withheld to reflect Korean withholding tax) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day you actively or constructively receive it, in the case of our common shares, or the day actively or constructively received by the ADS depositary, in the case of ADSs. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the Treaty meets these requirements, and we believe we are eligible for the benefits of the Treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Our common shares will generally not be considered readily tradable for these purposes. United States Treasury Department guidance indicates that securities such as our ADSs, which are listed on the New York Stock Exchange, are treated as readily tradable on an established securities market in the United States for these purposes. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Furthermore, non-corporate U.S. holders will not be eligible for the rate reduction if we are a passive foreign investment company (as discussed below under “Passive Foreign Investment Company Rules”) in the taxable year in which such dividends are paid or were a passive foreign investment company in the preceding taxable year. If you are a non-corporate U.S. holder, you should consult your own tax advisor regarding the application of these rules given your particular circumstances.

The amount of any dividend paid in Korean Won will equal the U.S. dollar value of the Korean Won received calculated by reference to the exchange rate in effect on the date you receive the dividend, in the case of our common shares, or the date received by the ADS depositary, in the case of ADSs, regardless of whether the Korean Won are converted into U.S. dollars. If the Korean Won received are not converted into U.S. dollars on the day of receipt, you will have a basis in the Korean Won equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Korean Won will be treated as United States source ordinary income or loss.

Subject to certain significant conditions and limitations, Korean taxes withheld from dividends (at a rate not exceeding the rate provided in the Treaty) will be treated as foreign income taxes eligible for credit against your United States federal income tax liability. See “— Korean Taxation — Taxation of Dividends on Shares of Common Stock or American Depositary Shares” for a discussion of the Treaty rate. Korean taxes withheld in excess of the rate provided in the Treaty will not be eligible for credit against your United States federal income tax until you exhaust all effective and practical remedies to recover such excess withholding, including the seeking of competent authority assistance from the Internal Revenue Service. For purposes of the foreign tax credit, dividends paid on our common shares or ADSs will be treated as income from sources without the United States and will generally constitute passive category income. If you do not elect to claim a credit for any foreign taxes paid during a taxable year, you may instead elect, subject to certain limitations, to claim a deduction in respect of such foreign taxes, provided that you apply this election to all foreign taxes paid or accrued in the taxable year.

Further, in certain circumstances, if you have held our common shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on our common shares or ADSs. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction of your adjusted basis in our common shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of our common shares or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any Korean withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will be reported and generally be treated as a dividend (as discussed above).

Distributions of our common shares (including ADSs) or rights to subscribe for our common shares that are received as part of a pro rata distribution to all of our shareholders (including holders of ADSs) generally will not be subject to United States federal income tax to recipient common shareholders (including holders of ADSs). Consequently, such distributions will not give rise to foreign source income and you will not be able to use the foreign tax credit arising from any Korean withholding tax unless such credit can be applied (subject to applicable limitations) against United States tax due on other income derived from foreign sources.

Disposition of Common Shares or American Depositary Shares

Subject to the discussion under “— Passive Foreign Investment Company Rules,” upon the sale, exchange or other disposition of our common shares or ADSs, you generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and your adjusted tax basis in our common shares or ADSs, as the case may be. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition, our common shares or ADSs have been held for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize on the sale, exchange or other disposition of our common shares or ADSs will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Korean tax imposed on the disposition of our common shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

You should note that any Korean securities transaction tax generally will not be treated as a creditable foreign tax for United States federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code.

Passive Foreign Investment Company Rules

Based upon the past and projected composition of our income and valuation of our assets, we do not believe that we were a passive foreign investment company (a “PFIC”) for 2008, and we do not expect to be a PFIC in 2009 or to become one in the foreseeable future, although there can be no assurance in this regard. However, PFIC status is a factual determination that is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in valuation or composition of our income or assets.

In general, we will be considered a PFIC for any taxable year if either:

•	at least 75% of our gross income is passive income; or

•	at least 50% of the value of our assets is attributable to assets that produce or are held for the production of passive income.

The 50% of value test is based on the average of the value of our assets for each quarter during the taxable year. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Certain proposed U.S. Treasury regulations and other administrative pronouncements from the Internal Revenue Service provide special rules for determining the character of income and assets derived in the active conduct of a banking business for purposes of the PFIC rules. Specifically, these rules treat certain income earned by a non-U.S. corporation engaged in the active conduct of a banking business as non-passive income. Although we believe we have adopted a reasonable interpretation of the proposed United States Treasury regulations and administrative pronouncements, there can be no assurance that the Internal Revenue Service will follow the same interpretation. You should consult your own tax advisor regarding the application of these rules.

If we own at least 25% by value of another company’s stock, we will be treated, for purposes of the PFIC rules, as owning our proportionate share of the assets and receiving our proportionate share of the income of that company.

If we are a PFIC for any taxable year during which you hold our common shares or ADSs, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from the sale or other disposition (including a pledge) of our common shares or ADSs. These special tax rules generally will apply even if we cease to be a PFIC in future years. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for our common shares or ADSs will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for our common shares or ADSs;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we are a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In certain circumstances, you could make a mark-to-market election, under which in lieu of being subject to the special rules discussed above, you will include gain on our common shares or ADSs on a mark-to-market basis as ordinary income, provided that our common shares or ADSs are regularly traded on a qualified exchange or other market. Our common shares are listed on the Korea Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the common shares are or will continue to be “regularly traded” for purposes of the mark-to-market election. Our ADSs are currently listed on the New York Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the ADSs are or will be “regularly traded.” If you make a valid mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your common shares or ADSs at the end of the year over your adjusted tax basis in the common shares or ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the common shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your common shares or ADSs will be treated as ordinary income, and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

A U.S. holder’s adjusted tax basis in common shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the common shares or ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You should consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable with respect to your particular circumstances.

In addition, a holder of common shares or ADSs in a PFIC can sometimes avoid the rules described above by electing to treat the company as a “qualified electing fund” under Section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit holders to make this election.

If you hold our common shares or ADSs in any year in which we are classified as a PFIC, you would be required to file Internal Revenue Service Form 8621.

Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or were a PFIC in the preceding taxable year. You should consult your tax advisor concerning the determination of our PFIC status and the U.S. federal income tax consequences of holding our common shares or ADSs if we are considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our common shares or ADSs and the proceeds from the sale, exchange or redemption of our common shares or ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

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

None.

ITEM 14.	MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Control

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, or the Exchange Act) as of December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon the evaluation referred to above, our Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2008 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required, and that it is accumulated and communicated to our management, including our Executive Officer and Chief Financial Officer, as appropriate to allow timely decision regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2008. The assessment was made using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, our management concluded that the our internal control over financial reporting was effective as of December 31, 2008 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of our internal control over financial reporting has been audited by KPMG Samjong, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2008. KPMG Samjong has issued an attestation report on the effectiveness of our internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board.

Attestation Report of the Independent Registered Public Accounting Firm

KPMG Samjong’s attestation report on the effectiveness of internal control over financial reporting can be found on page F-3 of this annual report.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Sung Bin Chun, our outside director and the chairman of our Audit Committee, is an “audit committee financial expert,” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Ms. Chun is an independent director as such term is defined under Section 301 of the Sarbanes-Oxley Act of 2002 and the Korea Stock Exchange listing standards.

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

The following table sets forth the aggregate fees billed for professional services rendered by KPMG Samjong Accounting Corp. for the years ended December 31, 2006, 2007 and 2008, our principal accountants for the respective period, depending on the various types of services and a brief description of the nature of such services.

	Aggregate Fees Billed During the Year Ended December 31,
Type of Services	2006		2007		2008		Nature of Services
	(In millions of Won)

Audit fees	~~W~~	6,071	~~W~~	7,072	~~W~~	6,381	Audit service for Shinhan Financial Group and its subsidiaries.
Tax fees		191		285		259	Tax return and consulting advisory service.
All other fees		8		369		443	All other services which do not meet the three categories above.

Total	~~W~~	6,270	~~W~~	7,726	~~W~~	7,083

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

Additionally, United States law and regulations in effect since May 6, 2003 permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating no more than five percent of the total amount of revenues we paid to our principal accountants, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Audit Committee or a designated member thereof and approved prior to the completion of the audit. In 2008, the percentage of the total amount of revenue we paid to our principal accountants represented by non-audit services in each category that were subject to such a waiver was less than 5%.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY SHINHAN CARD AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are committed to high standards of corporate governance. We complied throughout the year with the corporate governance provisions of the Korean Commercial Code, the Financial Holding Companies Act of Korea, the Financial Investment Services and Capital Markets Act and the Listing Rules of the Korea Exchange. We, like all other companies in Korea, must comply with the corporate governance provisions of the Korean Commercial Code. In addition, as a bank holding company, we are also subject to the Financial Holding Companies Act. Also, each financial institution that is our subsidiary must comply with the corporate governance provisions of the relevant laws under which it was established.

Differences in Korean/New York Stock Exchange Corporate Governance Practices

In November 2003, the U.S. Securities and Exchange Commission approved new corporate governance rules of the NYSE for listed companies. Under these new rules, as a NYSE-listed foreign private issuer, we must disclose any significant ways in which its corporate governance practices differ from those followed by U.S. companies under NYSE listing standards. We believe the following to be the significant differences between our corporate governance practices and NYSE corporate governance rules applicable to U.S. companies.

U.S. companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The listing rules of the Korea Exchange require each company, at the time of its initial listing, to disclose information related to its corporate governance, such as its board of directors, internal audit, shareholder voting, and remuneration of officers and directors. The Korea Exchange, among other things, will review the corporate governance practices of the company in determining whether to approve such company for listing. Under the Korea Exchange listing rules and in accordance with the requirements prescribed under the Korean Commercial Code, at least one-fourth of a listed company’s directors must be outside directors provided that there must be at least three outside directors. In the case of Large Listed Company, more than one-half of its directors must be outside directors pursuant to the Korean Commercial Code. A Large Listed Company must also establish an audit committee of which at least two-thirds of its members must be outside directors and whose chairman must be an outside director. In addition, at least one member of the audit committee who is an outside director must also be an accounting or financial expert. A company that has failed to satisfy any of the foregoing requirements continuously for the past two years is prescribed by the Korean Commercial Code to be de-listed from the Korea Exchange. We qualify as a Large Listed Company under the Korean Commercial Code and have complied with these corporate governance requirements since 2003.

Majority of Independent Directors on the Board

Under the NYSE listing standards, independent directors must comprise a majority of the board of directors of a U.S. company listed on the NYSE. As a foreign private issuer, we are exempt from this requirement. The NYSE rules include detailed tests for determining director independence while the Financial Holding Companies Act of Korea, which we follow, prescribes a different standard for determining “outside” directors. An “outside director” for purposes of the Financial Holding Companies Act and the Korean Commercial Code means a director who does not engage in the regular affairs of the financial holding company, and who is elected at a shareholders meeting, after having been nominated by the outside director nominating committee. None of the largest shareholder, those persons “specially related” to the largest shareholder of such company, persons who during the past two years have served as an officer or employee of such company, the spouses and immediate family members of an officer of such company, and certain other persons specified by law may qualify as an outside director of such company. Currently, our board of directors consists of fifteen directors, including 12 outside directors. Of our fifteen directors, 12 directors satisfy the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act.

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

Nominating and Corporate Governance Committee

Under the NYSE listing standards, U.S. companies listed on the NYSE are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. Under the Korean Commercial Code and other applicable laws, large listed companies, financial holding companies, commercial banks, and certain other financial institutions are required to have an outside director nominating committee of which at least one-half of its members must be outside directors. However, there is no requirement to establish a corporate governance committee under applicable Korean law. We currently have an outside director recommendation committee and a board steering committee which manage corporate governance practices applicable to us. The outside director recommendation committee consists of five directors, including four outside directors. The chairman of the committee must be an outside director pursuant to our outside director recommendation committee regulations. The board steering committee consists of five directors, including four outside directors.

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

Shareholder Approval of Equity Compensation Plans

The NYSE listing standards require the shareholders of U.S. companies listed on the NYSE to approve all equity compensation plans. We currently have two equity compensation plans, consisting of a stock option plan for directors and key employees and the Employee Stock Ownership Plan for all employees. Stock options may be granted up to 20% of the total number of outstanding shares in accordance with the relevant rules set forth in our Articles of Incorporation. Under applicable Korean laws, granting of stock options requires a special resolution at a shareholders’ meeting, which requires the approval of the holders of the shares representing at least two-thirds of those shares present or represented at such meeting and also representing at least one-third of the total issued and outstanding shares. Under applicable Korean laws and our Articles of Incorporation, stock options may be granted up to 1% of the total number of outstanding shares by a board of director, subject to the approval at the next shareholders’ meeting. Shares under the Employee Stock Ownership Plan may be granted up to the lower of 1% of the total number of issued and outstanding shares and ~~W~~300 million in aggregate purchase price of such shares, and without a shareholder resolution pursuant to applicable Korean laws.

Effective October 2005, the amended Framework Act on Workers’ Welfare and the Enforcement Decree thereunder allow a company to issue stock options up to 20% of its issued and outstanding shares by a resolution at the shareholders’ meeting with an individual limit of ~~W~~6 million for any given year per each member of the employee stock ownership association, if otherwise permitted by the Articles of Incorporation. In addition, if a company is issuing stock options by a 10% of its issued and outstanding shares, only a board of director resolution is required for such issuance if otherwise permitted by the Articles of Incorporation. However, we have not adopted such provision in our Articles of Incorporation.

Annual Certification of Compliance

Lastly, a chief executive officer of a U.S. company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE listing rules applicable to foreign private issuers, we are not required to provide the NYSE with this annual compliance certification. However, in accordance with rules applicable to both U.S. companies and foreign private issuers, we are required to promptly notify the NYSE in writing after any executive officer becomes aware of any material noncompliance with the NYSE corporate governance standards applicable to us. Beginning in 2005, foreign private issuers, including us, are required to submit to the NYSE an annual written affirmation relating to compliance with Sections 303A.06 and 303A.11 of the NYSE listed company manual, which are the NYSE corporate governance standards applicable to foreign private issuers. All written affirmations must be executed in the form provided by the NYSE, without modification. An annual written affirmation is required to be submitted to the NYSE within 30 days of filing with the SEC our annual report on Form 20-F. We plan to submit such affirmation within the prescribed time line.

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

Date: June 30, 2009

Shinhan Financial Group Co, Ltd.

By:	/s/ Sang Hoon Shin
Name: Sang Hoon Shin
Title: President and Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Index to consolidated financial statements	F-1
Report of KPMG Samjong Accounting Corp., Independent Registered Public Accounting Firm, on the consolidated financial statements of Shinhan Financial Group	F-2
Report of KPMG Samjong Accounting Corp., Independent Registered Public Accounting Firm, on the effectiveness of internal control over financial reporting	F-3
Consolidated balance sheets as of December 31, 2007 and 2008 of Shinhan Financial Group	F-4
Consolidated statements of income for the years ended December 31, 2006, 2007 and 2008 of Shinhan Financial Group	F-5
Consolidated statements of changes in stockholders’ equity for the years ended December 31, 2006, 2007 and 2008 of Shinhan Financial Group	F-6
Consolidated statements of cash flows for the years ended December 31, 2006, 2007 and 2008 of Shinhan Financial Group	F-7
Notes to the consolidated financial statements of Shinhan Financial Group	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM —
CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Shinhan Financial Group Co., Ltd. and its subsidiaries (the Group) as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Shinhan Financial Group Co., Ltd. and its subsidiaries as of December 31, 2008 and 2007, the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Group adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 and SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, as of January 1, 2007. The Group also adopted SFAS No. 157, Fair Value Measurements, as of January 1, 2008.

The accompanying consolidated financial statements as of and for the year ended December 31, 2008 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Korean Won have been translated into dollars on the basis set forth in Note 1 to the consolidated financial statements.

We also have audited, in accordance with the standards of Public Company Accounting Oversight Board (United States), Shinhan Financial Group, Co., Ltd. and its subsidiaries’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 10, 2009 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

/s/  KPMG Samjong Accounting Corp.

Seoul, Korea
June 10, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM —
INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:

We have audited Shinhan Financial Group Co., Ltd. and its subsidiaries’ (the Group) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Shinhan Financial Group, Co., Ltd. and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated June 10, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/
KPMG Samjong Accounting Corp.

Seoul, Korea
June 10, 2009

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Balance Sheets
As of December 31, 2007 and 2008

	2007		2008		2008
	(In millions of Korean Won,				(See Note 1)
	except share data)				(In thousands
					of US$, except
					share data)

ASSETS
Cash and cash equivalents	~~W~~	3,579,806	~~W~~	1,364,777	$1,081,440
Restricted cash (Note 4)		4,744,801		7,049,312	5,585,825
Interest-bearing deposits		1,093,830		1,626,880	1,289,128
Call loans and securities purchased under resale agreements (Note 5)		802,544		3,065,870	2,429,374
Trading assets (Note 6)		10,182,525		18,700,942	14,818,496
Securities:
Available-for-sale securities (Note 7)		22,848,619		29,746,104	23,570,605
Held-to-maturity securities (Note 7)		8,224,279		8,696,144	6,890,764
Loans (net of allowance for loan losses of ~~W~~2,099,122 in 2007 and ~~W~~3,200,633 in 2008) (Note 8)		149,722,605		167,308,055	132,573,736
Customers’ liability on acceptances		1,700,637		2,433,097	1,927,969
Premises and equipment, net (Note 9)		2,454,970		2,412,464	1,911,620
Intangible assets (Note 10)		2,181,588		1,678,278	1,329,856
Goodwill (Note 10)		3,978,094		3,892,393	3,084,305
Security deposits		1,294,222		1,333,783	1,056,881
Other assets (Notes 11 and 24)		8,813,384		11,665,034	9,243,292

Total Assets	~~W~~	221,621,904	~~W~~	260,973,133	$206,793,291

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Deposits:
Interest-bearing (Note 12)	~~W~~	103,241,337	~~W~~	119,762,461	$94,898,939
Non-interest-bearing (Note 12)		3,162,310		2,942,034	2,331,248
Trading liabilities (Note 6)		2,508,643		11,830,665	9,374,536
Acceptances outstanding		1,700,637		2,433,097	1,927,969
Short-term borrowings (Note 13)		15,801,426		23,224,991	18,403,321
Secured borrowings (Note 14)		11,451,665		10,225,777	8,102,834
Long-term debt (Notes 15 and 21)		46,496,307		49,651,706	39,343,665
Future policy benefits (Note 16)		6,769,022		7,260,333	5,753,038
Accrued expenses and other liabilities (Notes 17 and 24)		13,369,015		15,677,926	12,423,079

Total Liabilities	~~W~~	204,500,362	~~W~~	243,008,990	$192,558,629

Commitments and contingencies (Note 31)		—		—	—
Minority interest		211,450		312,075	247,286

Stockholders’ equity
Common stock, ~~W~~5,000 par value; 1 billion shares authorized; 396,199,587 shares issued and 396,199,058 shares outstanding in 2007 and 2008 (Note 20)	~~W~~	1,980,998	~~W~~	1,980,998	$1,569,729
Redeemable convertible preferred stock, ~~W~~5,000 par value; 14,721,000 shares issued and outstanding in 2007 and 2008 (Note 21)		73,605		73,605	58,324
Redeemable preferred stock, ~~W~~5,000 par value; 28,990,000 shares issued and outstanding in 2007 and 2008 (Note 21)		144,950		144,950	114,857
Additional paid-in capital		7,147,165		7,147,165	5,663,364
Retained earnings (Note 22)		6,801,202		7,709,897	6,109,269
Accumulated other comprehensive income, net of taxes (Note 37)		762,200		595,481	471,855
Less: Treasury stock, at cost, 529 shares in 2007 and 2008 (Note 20)		(28)		(28)	(22)

Total stockholders’ equity	~~W~~	16,910,092	~~W~~	17,652,068	$13,987,376

Total liabilities, minority interest, and stockholders’ equity	~~W~~	221,621,904	~~W~~	260,973,133	$206,793,291

See accompanying notes to consolidated financial statements.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Statements of Income
Years Ended December 31, 2006, 2007 and 2008

	2006		2007		2008		2008
	(In millions of Korean Won,						(See Note 1)
	except per share data)						(In thousands
							of US$, except
							per share data)

Interest and dividend income
Interest and fees on loans	~~W~~	7,380,474	~~W~~	10,185,349	~~W~~	12,109,332	$9,595,351
Interest and dividends on securities (Note 7)		1,199,137		1,402,712		1,775,081	1,406,562
Interest and dividends on trading assets		146,747		299,759		468,656	371,359
Other interest income		166,281		261,432		380,871	301,800

Total interest income		8,892,639		12,149,252		14,733,940	11,675,072
Interest expense
Interest on deposits		2,648,257		3,510,653		4,714,252	3,735,541
Interest on short-term borrowings (Note 13)		524,776		659,836		865,695	685,970
Interest on secured borrowings		333,516		510,470		562,735	445,907
Interest on long-term debt		1,393,701		2,256,293		2,761,858	2,188,477
Other interest expense		11,591		41,644		50,028	39,642

Total interest expense		4,911,841		6,978,896		8,954,568	7,095,537

Net interest income		3,980,798		5,170,356		5,779,372	4,579,535
Provision for credit losses (Note 8)		225,846		80,559		1,436,598	1,138,350

Net interest income after provision for credit losses		3,754,952		5,089,797		4,342,774	3,441,185
Non-interest income
Commissions and fees (Note 18)		1,511,384		2,611,641		2,595,215	2,056,430
Net trust management fees		105,605		72,772		69,163	54,804
Net trading profits (losses) (Note 6)		141,046		(209,721)		584,330	463,019
Net gains (losses) on securities (Note 7)		30,548		169,322		(135,802)	(107,609)
Gain on other investment		324,457		180,880		317,211	251,355
Net gain (losses) on foreign exchange		229,448		146,351		(566,751)	(449,089)
Insurance income		1,108,918		1,119,388		1,329,274	1,053,308
Other (Note 19)		335,247		647,573		378,777	300,140

Total non-interest income		3,786,653		4,738,206		4,571,417	3,622,358
Non-interest expense
Employee compensation and other benefits (Note 27)		1,788,758		2,056,348		1,817,473	1,440,153
Depreciation and amortization (Notes 9 and 10)		470,807		812,345		871,416	690,504
General and administrative expenses		666,439		877,860		882,135	698,997
Credit card fees		204,594		665,908		700,403	554,994
Provision (reversal) for other losses		(16,217)		72,371		(18,467)	(14,633)
Insurance fees on deposits		127,518		130,560		132,705	105,155
Other fees and commission expense		357,882		445,711		422,146	334,506
Taxes (except income taxes)		95,868		128,172		179,009	141,845
Insurance operating expense		1,147,450		1,350,468		1,037,797	822,344
Minority interest		17,860		94,956		11,701	9,272
Other (Note 19)		465,172		205,248		702,243	556,453

Total non-interest expense		5,326,131		6,839,947		6,738,561	5,339,590

Income before income tax expense and cumulative effect of change in accounting principle		2,215,474		2,988,056		2,175,630	1,723,953
Income tax expense (Note 24)		649,806		1,058,444		694,931	550,658

Income before cumulative effect of change in accounting principle		1,565,668		1,929,612		1,480,699	1,173,295
Cumulative effect of change in accounting principle, net of taxes (Notes 2 and 27)		(10,184)		—		—	—

Net income	~~W~~	1,555,484	~~W~~	1,929,612	~~W~~	1,480,699	$1,173,295

Net income per share of common stock (Note 25)
Basic
Income before cumulative effect of change in accounting principle	~~W~~	4,207	~~W~~	4,480	~~W~~	3,155	$2.50
Cumulative effect of change in accounting principle, net of taxes		(27)		—		—	—

Net income per share	~~W~~	4,180	~~W~~	4,480	~~W~~	3,155	$2.50

Diluted
Income before cumulative effect of change in accounting principle	~~W~~	4,207	~~W~~	4,390	~~W~~	3,110	$2.46
Cumulative effect of change in accounting principle, net of taxes		(27)		—		—	—

Net income per share	~~W~~	4,180	~~W~~	4,390	~~W~~	3,110	$2.46

Average common shares issued and outstanding		372,172,814		382,730,606		396,199,058
Average diluted common shares issued and outstanding		372,172,814		396,483,650		410,920,058

See accompanying notes to consolidated financial statements.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity
Years Ended December 31, 2006, 2007 and 2008

											Accumulated
											Other
							Additional				Comprehensive				Total
	Common Stock			Preferred Stock			Paid-in		Retained		Income (Loss),		Treasury		Stockholders’
	Shares	Amount		Shares	Amount		Capital		Earnings		Net of Taxes		Stock		Equity
	(In millions of Korean Won and in thousands of US$, except share and per share data)

Balance at January 1, 2006	359,207,312	~~W~~	1,796,037	—	~~W~~	—	~~W~~	2,406,665	~~W~~	3,927,636	~~W~~	(100,197)	~~W~~	(245,458)	~~W~~	7,784,683
Comprehensive income:
Net income	—		—	—		—		—		1,555,484		—		—		1,555,484
Foreign currency translation adjustments	—		—	—		—		—		—		(13,315)		—		(13,315)
Net unrealized gains (losses) on available-for-sale securities	—		—	—		—		—		—		254,395		—		254,395

Total comprehensive income	—		—	—		—		—		1,555,484		241,080		—		1,796,564
Conversion of redeemable convertible preferred stock into common stock	22,360,302		111,801	—		—		256,040		—		—		—		367,841
Cash dividends (~~W~~800 per share)	—		—	—		—		—		(278,077)		—		—		(278,077)
Sale of treasury stock	—		—	—		—		82,773		—		—		83,947		166,720
Reclassification to accrued expense	—		—	—		—		(35,385)		—		—		—		(35,385)

Balance at December 31, 2006	381,567,614	~~W~~	1,907,838	—	~~W~~	—	~~W~~	2,710,093	~~W~~	5,205,043	~~W~~	140,883	~~W~~	(161,511)	~~W~~	9,802,346

Cumulative effect of change — adoption of SFAS 155	—	~~W~~	—	—	~~W~~	—	~~W~~	—	~~W~~	(274)	~~W~~	274	~~W~~	—	~~W~~	—
Cumulative effect of change — adoption of FIN 48	—		—	—		—		—		3,815		—		—		3,815
Balance at January 1, 2007	381,567,614		1,907,838	—		—		2,710,093		5,208,584		141,157		(161,511)		9,806,161
Comprehensive income:
Net income	—		—	—		—		—		1,929,612		—		—		1,929,612
Foreign currency translation adjustments	—		—	—		—		—		—		7,958		—		7,958
Net unrealized gains (losses) on available-for-sale securities	—		—	—		—		—		—		613,085		—		613,085

Total comprehensive income	—		—	—		—		—		1,929,612		621,043		—		2,550,655
Issuance of common stock	14,631,973		73,160	—		—		741,817		—		—		—		814,977
Issuance of redeemable convertible preferred stock	—		—	14,721,000		73,605		777,357		—		—		—		850,962
Issuance of redeemable preferred stock	—		—	28,990,000		144,950		2,740,326		—		—		—		2,885,276
Cash dividends (~~W~~900 per share)	—		—	—		—		—		(336,994)		—		—		(336,994)
Acquisition of treasury stock	—		—	—		—		—		—		—		(372)		(372)
Sale of treasury stock	—		—	—		—		177,572		—		—		161,855		339,427

Balance at December 31, 2007	396,199,587	~~W~~	1,980,998	43,711,000	~~W~~	218,555	~~W~~	7,147,165	~~W~~	6,801,202	~~W~~	762,200	~~W~~	(28)	~~W~~	16,910,092

Balance at January 1, 2008	396,199,587	~~W~~	1,980,998	43,711,000	~~W~~	218,555	~~W~~	7,147,165	~~W~~	6,801,202	~~W~~	762,200	~~W~~	(28)	~~W~~	16,910,092
Comprehensive income:
Net income	—		—	—		—		—		1,480,699		—		—		1,480,699
Foreign currency translation adjustments	—		—	—		—		—		—		142,257		—		142,257
Net unrealized gains (losses) on available-for-sale securities	—		—	—		—		—		—		(308,976)		—		(308,976)

Total comprehensive income	—		—	—		—		—		1,480,699		(166,719)		—		1,313,980
Cash dividends (~~W~~900 per share)	—		—	—		—		—		(572,004)		—		—		(572,004)

Balance at December 31, 2008	396,199,587	~~W~~	1,980,998	43,711,000	~~W~~	218,555	~~W~~	7,147,165	~~W~~	7,709,897	~~W~~	595,481	~~W~~	(28)	~~W~~	17,652,068

Balance at January 1, 2008	396,199,587		$1,569,729	43,711,000		$173,181		$5,663,364		$5,389,226		$603,962		$(22)		$13,399,440
Comprehensive income:
Net income	—		—	—		—		—		1,173,295		—		—		1,173,295
Foreign currency translation adjustments	—		—	—		—		—		—		112,723		—		112,723
Net unrealized gains (losses) on available-for-sale securities	—		—	—		—		—		—		(244,830)		—		(244,830)

Total comprehensive income	—		—	—		—		—		1,173,295		(132,107)		—		1,041,188
Cash dividends (~~W~~900 per share)	—		—	—		—		—		(453,252)		—		—		(453,252)

Balance at December 31, 2008	396,199,587		$1,569,729	43,711,000		$173,181		$5,663,364		$6,109,269		$471,855		$(22)		$13,987,376

See accompanying notes to consolidated financial statements.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31, 2006, 2007 and 2008

	2006		2007		2008		2008
	(In millions of Korean Won)						(See Note 1)
							(In thousands
							of US$)

Cash flows from operating activities
Net income	~~W~~	1,555,484	~~W~~	1,929,612	~~W~~	1,480,699	$1,173,295
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses		225,846		80,559		1,436,598	1,138,350
Provision for future policy benefit		457,761		618,977		(71,059)	(56,307)
Depreciation and amortization		470,807		812,345		871,416	690,504
Accretion of discounts on long-term debt		100,719		148,826		140,635	111,438
Amortization on deferred loan origination fees and costs		36,332		234,059		151,073	119,709
Amortization on investment debt securities		33,680		4,347		(32,279)	(25,578)
Net gain on equity investments		(193,811)		(79,863)		(53,067)	(42,050)
Net trading (profits) losses		(141,046)		209,721		(584,330)	(463,019)
Net gain on sale of available-for-sale securities		(106,904)		(246,102)		(110,463)	(87,530)
Impairment loss on securities		76,357		76,780		246,265	195,139
Net (gain) loss on sale of premises and equipment		2,331		(7,131)		(1,604)	(1,271)
Provision (reversal) for other losses		(16,217)		72,731		(18,467)	(14,633)
Net gain on sales of other assets		(85,273)		(61,220)		(99,821)	(79,097)
Net unrealized foreign exchange (gain) loss		(4,977)		14,267		805,429	638,216
Minority interest in net income of subsidiaries		17,860		94,956		11,701	9,272
Expense (reversal) on stock option		46,233		104,042		(114,058)	(90,379)
Impairment loss on goodwill		129,285		—		128,394	101,739
Impairment loss on other investments		31,351		11,741		33,206	26,312
Cumulative effect of change in accounting principle		10,184		—		—	—
Net (gain) loss on sale of loans		5,018		(5,301)		(1,196)	(948)
Net changes in:
Restricted cash		(3,114,207)		2,120,453		(2,304,511)	(1,826,078)
Trading assets		(202,813)		(5,535,274)		(7,934,088)	(6,286,916)
Other assets (excluding assets for pending LG Card acquisition in 2007)		(2,061,943)		(1,496,233)		(1,714,095)	(1,358,237)
Trading liabilities		569,311		895,288		9,322,022	7,386,705
Accrued expenses and other liabilities		2,744,668		2,770,178		2,315,268	1,834,603

Net cash provided by operating activities		586,036		2,767,398		3,903,668	3,093,239

Cash flows from investing activities
Net change in interest-bearing deposit assets		(98,420)		(365,226)		(533,050)	(422,385)
Net change in call loans and securities purchased under resale agreements		239,270		1,063,677		(2,158,154)	(1,710,107)
Proceeds from sales of available-for-sale securities		9,284,185		4,330,853		2,502,970	1,983,336
Proceeds from maturities of available-for-sale securities		7,407,115		7,269,091		7,274,598	5,764,341
Purchases of available-for-sale securities		(10,514,671)		(16,405,652)		(16,861,591)	(13,361,007)
Proceeds from maturities of held-to-maturity securities		2,588,671		1,953,059		6,237,970	4,942,924
Purchases of held-to-maturity securities		(7,216,116)		(2,547,434)		(6,680,646)	(5,293,697)
Loan originations and principal collections, net		(17,547,650)		(17,620,125)		(16,141,642)	(12,790,525)
Proceeds from sales of premises and equipment		145,324		11,263		92,158	73,025
Purchases of premises and equipment		(594,429)		(453,706)		(411,017)	(325,687)
Net change in security deposits		(29,945)		(141,982)		(38,904)	(30,827)
Acquisition of subsidiaries, net of cash acquired		—		(5,960,417)		(46,278)	(36,669)
Proceeds from sales of equity method investments		42,041		12,291		8,613	6,825
Acquisition of equity method investments		(26,050)		(58,196)		(264,136)	(209,300)
Increase in other assets (relating to pending LG Card acquisition in 2007)		(519,318)		—		—	—
Net change in other investments		438,015		(302,403)		110,854	87,840

Net cash used in investing activities		(16,401,978)		(29,214,907)		(26,908,255)	(21,321,913)

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows — (Continued)

	2006		2007		2008		2008
	(In millions of Korean Won)						(See Note 1)
							(In thousands
							of US$)

Cash flows from financing activities
Net increase in interest-bearing deposit liabilities	~~W~~	8,535,560	~~W~~	11,286,195	~~W~~	14,955,203	$11,850,399
Net increase (decrease) in non-interest-bearing deposits		774,983		(755,843)		(220,276)	(174,545)
Net increase (decrease) in short-term borrowings		(938,879)		4,345,085		7,079,775	5,609,964
Proceeds from issuance of secured borrowings		1,237,050		5,356,410		4,503,126	3,568,246
Repayment of secured borrowings		(1,213,438)		(4,769,939)		(5,826,397)	(4,616,796)
Proceeds from issuance of long-term debt		44,616,738		20,165,044		13,097,327	10,378,231
Repayment of long-term debt		(37,877,713)		(11,225,192)		(12,673,038)	(10,042,027)
Issuance of redeemable convertible preferred stock		—		850,962		—	—
Issuance of redeemable preferred stock		—		2,885,276		—	—
Purchases of treasury stock		(315)		(372)		—	—
Sale of treasury stock		198,430		406,795		—	—
Cash dividends paid		(278,077)		(336,994)		(572,004)	(453,252)
Increase (decrease) of minority interest		63,597		54,981		2,328	1,845

Net cash provided by financing activities		15,117,936		28,262,408		20,346,044	16,122,065

Effect of exchange rate changes on cash		(45,073)		73,604		443,514	351,437

Net increase (decrease) in cash and cash equivalents		(743,079)		1,888,503		(2,215,029)	(1,755,173)
Cash and cash equivalents
Beginning of year		2,434,382		1,691,303		3,579,806	2,836,613

End of year	~~W~~	1,691,303	~~W~~	3,579,806	~~W~~	1,364,777	$1,081,440

Supplemental disclosure of cash flow information
Cash paid for interest		4,746,165		6,514,034		8,297,836	6,575,147
Cash paid for income taxes		563,980		676,764		985,904	781,223
Supplemental disclosure of non-cash investing and financing activities
Acquisitions:
Fair value of net assets acquired		—		765,123		—	—
Goodwill		—		81,153		—	—
Consideration other than cash		—		814,971		—	—
Conversion of redeemable convertible preferred stock into common stock:
Common stock		111,801		—		—	—
Additional paid-in-capital		256,040		—		—	—
Securities and other investments received in connection with loan restructuring		32,384		2,783		—	—
Increase(decrease) in cumulative translation adjustments, net of taxes		(13,315)		7,958		142,257	112,723
Increase (decrease) in unrealized gains (losses) on available-for-sale securities, net of taxes		254,395		613,085		(308,976)	(244,830)
Increase in premises and equipment transferred from other receivables		—		107,466		—	—

See accompanying notes to consolidated financial statements.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2006, 2007 and 2008

1.	General Information and Summary of Significant Accounting Policies

Business

Shinhan Financial Group Co., Ltd. is a financial holding company incorporated in the Republic of Korea (Korea) under the Financial Holding Company Act of Korea. Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively, the Group) engage in banking and a variety of related businesses to provide a wide range of financial services to corporations, governments, institutions and individuals.

The principal subsidiaries of the Group at December 31 are as follows:

	Country of	Percentage of Ownership(1)
	Incorporation	2006	2007	2008

Shinhan Bank(2)	Korea	100%	100%	100%
Good Morning Shinhan Securities Co., Ltd.	Korea	100%	100%	100%
Shinhan Card Co., Ltd. (Formerly LG Card Co., Ltd.)(3)	Korea	7.15%	100%	100%
Shinhan Capital Co., Ltd.	Korea	100%	100%	100%
Jeju Bank	Korea	62.42%	62.42%	62.42%
Shinhan Credit Information Co., Ltd.	Korea	100%	100%	100%
Shinhan Private Equity Inc.	Korea	100%	100%	100%
Shinhan Life Insurance Co., Ltd.	Korea	100%	100%	100%
SHC Management Co., Ltd. (Formerly Shinhan Card Co., Ltd.)(4)	Korea	100%	100%	100%

Note:

(1)	Direct and indirect ownership are combined. All holdings are in common stock of the respective subsidiaries.

(2)	On April 3, 2006, former Shinhan Bank was merged into Chohung Bank with Chohung Bank being the surviving legal entity and Chohung Bank changed its name to Shinhan Bank. In addition, Chohung Bank’s credit card business was spun off and merged into Shinhan Card Co., Ltd.

(3)	On March 23, 2007, the Group acquired 78.58% of the issued and outstanding common stock of LG Card Co., Ltd. (LG Card) where the Group had owned 7.15% interest through a tender offer. On September 21, 2007, the Group completed the acquisition of the remaining LG Card shares through a tender offer and share exchange, and the Group’s ownership increased to 100%.

(4)	On October 1, 2007, LG Card acquired and assumed all assets, liabilities and contracts of the former Shinhan Card and changed its name to “Shinhan Card”. Also, the former Shinhan Card changed its name to “SHC Management Co., Ltd.”.

The Group is subject to the provisions of the Financial Holding Company Act of Korea. Shinhan Bank and Jeju Bank conduct operations in accordance with the provisions of the Bank Act of Korea, including their activities in the commercial banking business. Shinhan Bank and Jeju Bank also engage in the trust business subject to the Korean Trust Business Act and other relevant laws.

Principles of Consolidation

The consolidated financial statements, presented in accordance with U.S. generally accepted accounting principles (US GAAP), include the accounts of Shinhan Financial Group Co., Ltd. and its majority-owned subsidiaries. The Group consolidates subsidiaries in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. All significant intercompany transactions and balances have been eliminated in consolidation. Operating results of companies purchased are included from the dates of the acquisition. Assets held in an agency or trust management capacities are not included in the consolidated financial

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

statements. The Group accounts for investments in companies in which it owns voting or economic interest of 20% to 50% and for which it has significant influence over operating and financing decisions using the equity method of accounting and the pro rata share of their income (loss) is included in other noninterest income (expense). Investments in joint ventures, where the Group does not have unilateral control, are also accounted for using the equity method of accounting. Investments in companies where the Group owns less than 20% and does not have the ability to exercise significant influence over operating and financing decisions are accounted for using the cost method of accounting. Income from these investments is recognized when dividends are received. As discussed below, the Group consolidates entities deemed to be variable interest entities (VIEs) when the Group is determined to be the primary beneficiary of the VIEs.

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

Use of Estimates

The preparation of the consolidated financial statements requires management of the Group to make certain estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

expenses during the period. Significant items subject to such estimates and assumptions include financial instruments with no quoted market prices, intangibles and goodwill, valuation allowances for loan losses and unfunded lending commitments, deferred income tax assets, future policy benefits, deferred acquisition costs, valuation of businesses acquired, useful lives of property and equipment and definite lived intangible assets, share-based compensation, valuation of derivative instruments and other than temporary impairment for securities. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, cash items in the process of collection, amounts due from banks and other financial institutions, all of which have original maturities within 90 days.

Securities Purchased under Resale Agreements and Securities Sold under Repurchase Agreements

Securities purchased under resale agreements and securities sold under repurchase agreements are treated as collateralized financing transactions and are carried on the consolidated balance sheets at the amount at which the securities will be subsequently resold or repurchased, including accrued interest, as specified in the respective agreements. Interest earned on resale agreements and interests incurred on repurchase agreements are reported as interest income and interest expense, respectively. The Group’s policy is to take possession of securities purchased under agreements to resell. The market value of securities to be repurchased and resold is monitored, and additional collateral is obtained where appropriate to protect the Group against credit exposure.

Trading Assets and Liabilities, including Derivatives

Trading assets include securities that are bought and held principally for the purpose of selling them in the near term. Trading positions are carried at fair value and recorded on a trade date basis. The Group recognizes changes in the fair value of trading positions in net trading profits (losses). Interest and dividends are recognized when earned and included in interest and dividends on trading assets.

Fair value of trading positions is generally based on quoted market prices or quoted market prices for similar assets and liabilities. If these market prices are not available, fair values are estimated based on dealer quotes, pricing models, discounted cash flow methodologies, or similar techniques for which the determination of fair value may require significant management judgment or estimation.

Trading assets and liabilities also include derivatives used for trading purposes and for non-trading purposes that do not qualify for hedge accounting which are recognized on the consolidated financial statements at fair value. Trading and non-trading derivatives include interest rate and foreign currency swaps, equity conversion options, credit indexed contracts, puts and calls, caps and floors, warrants, futures and forwards. The Group recognizes changes in the fair value of trading and non-trading derivatives that do not qualify for hedge accounting in net trading profits (losses).

For exchange-traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models, discounted cash flow methodologies, or similar techniques for which the determination of fair value may require significant management judgment or estimation. Valuations of derivative assets and liabilities reflect the value of the instruments including adjustments associated with counterparty credit risk and the Group’s nonperformance risk, respectively.

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

The Group accounts for derivative and hedging activities in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (SFAS 133), which requires that all derivative instruments be recorded on the balance sheet at their respective fair values. On the date a non-trading derivative contract is entered into, the Group designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), a foreign-currency fair-value or cash-flow hedge (foreign currency hedge), or a hedge of a net investment in a foreign operation. For all hedging relationships the Group formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Group also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

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

Certain Hybrid Financial Instruments

In accordance with SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (SFAS 155), hybrid financial instruments — such as structured notes containing embedded derivatives that otherwise would require bifurcation, as well as certain interest-only instruments — may be accounted for at fair value if the Group makes an irrevocable election to do so on an instrument-by-instrument basis. The changes in fair value are recorded in current earnings.

Securities

Securities primarily consist of asset-backed securities and debt securities issued by Korean Treasury, financial institutions and corporations as well as marketable equity securities. The Group classifies its debt securities in one of three categories: trading, available-for-sale, or held-to-maturity and its equity securities into trading or available-for-sale. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity debt securities are those securities in which the Group has the positive intent and ability to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

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

A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. Impairment loss is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Group considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment and forecasted performance of the investee.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.

Certain equity securities that do not have readily determinable fair values or have sales restrictions exceeding one year are recorded using the cost method. The cost method is used for those investments in which the Group does not have significant influence over the investees, and under this method, there is no change to the cost basis unless there is other-than-temporary decline in value. If the decline is determined to be other-than-temporary, the Group writes down the cost basis of the investment to its fair value. Those equity securities are recorded as other investments under other assets and the amount of write-down is included in earnings under non-interest expense and dividend income earned on these securities is recorded in non-interest income.

Shinhan National Pension Service PEF 1st and Shinhan PEF 2nd, the Group’s subsidiaries, engage exclusively in venture capital activities. Venture capital investments are not within the scope of SFAS No. 115, Accounting for

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Certain Investments in Debt and Equity Securities (SFAS 115), and are subject to specialized industry accounting for investment companies. Venture capital investments are recorded as trading assets and are carried at fair value with net changes in fair value recognized in net trading profits (losses). The fair values of publicly-traded securities held by these subsidiaries are generally based on quoted market prices. Securities that are held by these subsidiaries that are not publicly traded are initially recorded at cost, which is deemed to approximate the fair value as of the acquisition date. Subsequent to acquisition, management estimates the fair value based on investee transactions with unaffiliated parties, management’s review of the investee’s financial results and condition or the latest obtainable net asset value of the investees.

Loans

Loans are reported at their outstanding principal balances net of any unearned income, charge-offs, unamortized deferred fees and costs on originated loans, and premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to income over the lives of the related loans. Unearned income, discounts and premiums are amortized using methods that approximate the effective interest method.

The Group generally ceases the accrual of interest when principal or interest payments become past due. Any unpaid interest previously accrued on such loans is reversed from income, and thereafter interest is recognized only to the extent payments are received. In applying payments on delinquent loans, payments are applied first to delinquent interest and normal interest, and then to principal until it is paid in full. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current. Interest accruals are continued for past-due loans collateralized by customer deposits.

Securities received by the Group involving loans that are restructured or settled are recorded at fair value of the security at the date of restructuring or settlement. Any difference between the security’s fair value and the net carrying amount of the loan is recorded as a charge-off or recovery, as appropriate.

Transfers of loans to third parties are accounted for as sales when control is surrendered to the transferee. The Group derecognizes such loans from the balance sheet including any related allowance, and recognizes all assets obtained, and liabilities incurred, including any recourse obligations to the transferee, at fair value. Any resulting gain or loss on the sales is recognized in earnings. Conversely, the Group only recognizes loans transferred from third parties on the balance sheet when the Group obtains control of the loans.

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

The Group purchases loans with and without evidence of credit quality deterioration since origination. Those loans with evidence of credit quality deterioration for which it is probable, at the time of acquisition, that all amounts due according to the contractual terms of the loan agreement will not be collected are accounted for under AICPA Statement of Position (SOP) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3). The Group analyzes for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans acquired in a transfer and if those differences are attributable, at least in part, to credit quality, such loans are recognized as impaired and recorded at fair value and “carrying over” or the creation of valuation allowances in the initial accounting of loans acquired in a transfer is prohibited. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination. The excess of cash flows expected at purchase over the purchase price is recorded as interest income over the life of the loan. For those loans not within the scope of SOP 03-3, any difference between the purchase price and the par value of the loan is reflected in interest income over the life of the loan.

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

Once a loan has been identified as individually impaired, impairment is measured in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS 118 (SFAS 114). The Group’s measurement of the impairment of a loan, with the exception of large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, is based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, on the loan’s observable market price or on the fair value of the collateral if the loan is collateral dependent. If the resulting value is less than the book value of the loan, a specific allowance is established for an amount equal to the difference. Any amounts deemed uncollectible are charged against the allowance for loan losses. Recoveries of previously charged-off amounts are credited to the allowance for loan losses. Impairment criteria are applied to the entire loan portfolio, exclusive of leases and smaller-balance homogeneous loans such as residential mortgage, consumer loans and credit cards, which are evaluated collectively for impairment. Smaller-balance commercial loans, managed on a portfolio basis, are also evaluated collectively for impairment.

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

There are two key accounting determinations that must be made relating to securitizations. First, in the case where the Group originated or owned the financial assets transferred to the securitization entity, a decision must be made as to whether that transfer is considered a sale under generally accepted accounting principles. If it is a sale, the transferred assets are removed from the Group’s consolidated balance sheets with a gain or loss recognized. Alternatively, when the transfer is not considered as a sale but rather a financing, the assets will remain on the Group’s consolidated balance sheets with an offsetting liability recognized in the amount of proceeds received.

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

Transfers of Financial Assets

For a transfer of financial assets to be considered a sale, the assets must have been isolated from the Group, even in bankruptcy or other receivership; the purchaser must have the right to sell or pledge the assets transferred, or the purchaser must be a qualifying special purpose entity (QSPE) and the Group does not maintain effective control. If these sale requirements are met, the assets are removed from the Group’s consolidated balance sheet. If the conditions for sale are not met, the transfer is considered to be a secured borrowing, and the assets remain on the consolidated balance sheet. The sale proceeds are recognized as the Group’s liability. A legal opinion on a sale is generally obtained for complex transactions or where the Group has continuing involvement with assets transferred

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

or with the securitization entity. Those opinions must state that the asset transfer is considered a sale and that the assets transferred would not be consolidated with other assets in the event of the Group’s insolvency.

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

The Group capitalizes certain direct costs related to developing software for internal use, and amortizes such costs on a straight-line basis once the software is available for use in accordance with the SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.

The estimated useful lives of premises and equipment are as follows:

Buildings	40 years
Equipment and furniture	4 ~ 5 years
Leasehold improvements	5 years
Operating lease assets	3 ~ 5 years
Capitalized software costs	4 ~ 5 years

Goodwill and Other Intangible Assets

Goodwill represents the cost of an acquired business in excess of the fair value of the net assets acquired. Other intangible assets represent purchased assets that also lack physical substance but can be distinguished from goodwill because of contractual or other legal rights, or because the asset is capable of being sold or exchanged either on its own or in connection with a related contract, asset, or liability. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142). Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets (SFAS 144).

The Group’s finite-lived intangible assets are comprised of core deposit, credit card relationship, brokerage customer relationship and Korea Securities Finance Corporation (KSFC) deposit and valuation of business acquired (VOBA) intangibles. Core deposit intangibles represent the value of the funding provided by a base of acquired demand and savings accounts, which the Group can expect to maintain for an extended period of time because of generally stable customer relationships. Credit card relationship and brokerage customer relationship intangibles reflect the value of revenues to be derived from a base of acquired customer credit card and brokerage accounts’ activities, which the Group can expect to maintain for an extended period of time. KSFC deposit intangibles represent the positive spread realized on the differences between the interest rate paid to the customers and the interest rate paid on the deposit with KSFC, which the Group can expect to maintain for an extended period of time. VOBA intangible represents the present value of future profits embedded in the acquired business, which is determined by estimating the net present value of future cash flows from the contracts in force at the date of acquisition. The Group has established VOBA primarily for its acquired traditional, interest-sensitive and variable businesses. Each of the traditional and interest-sensitive businesses is composed of life insurance and annuity contacts.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The finite-lived intangibles except VOBA are amortized using sum-of-the-years’-digit method over their estimated useful lives, which range from 1 to 18 years. The estimated weighted-average life of brokerage customer relationship intangibles, KSFC deposit intangibles and Shinhan Bank’s core deposit intangibles and credit card relationship intangibles are approximately 3, 3, 9 and 6 years, respectively, reflecting the run-off of economic value. VOBA is amortized over the effective lives of the acquired contracts. For acquired traditional business, VOBA is amortized in proportion to gross premiums of insurance in force, as applicable. For acquired interest-sensitive and variable businesses, VOBA is amortized in proportion to gross profits arising from the contracts and anticipated future experience, which is evaluated regularly.

The Group’s indefinite-lived intangible assets are composed of court deposits of Shinhan Bank and KSFC borrowings. Court deposit intangible asset represents the value of the funding provided by a base of acquired court deposit accounts which the Group can expect to maintain for an indefinite period because that court deposit will be maintained indefinitely once appointed by courts. KSFC borrowing represents the value of the low cost funding from KSFC compared to the next available funding source in the market, and the Group expects to benefit from the borrowing agreement indefinitely because that borrowing agreement lasts indefinitely in accordance with the Securities and Exchange Law in Korea.

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

Separate Account Assets and Liabilities

Separate account assets and liabilities are reported at fair value and represent segregated funds that are invested for certain policyholders. The assets consist of equity securities, policy loans and cash equivalents. The assets of each account are legally segregated and are generally not subject to claims that arise out of any other business of the Group. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Group with respect to certain accounts. The investment income and gains or losses for separate accounts generally accrue to the policyholders and are not included in the consolidated statements of income. Separate account assets and liabilities are included in other assets and accrued expenses and other liabilities, respectively, and amounted to ~~W~~560,163 million and ~~W~~716,737 million as of December 31, 2007 and 2008, respectively.

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

Impairment

In accordance with SFAS 144, long-lived assets, such as premises, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows or quoted market prices in active markets if available, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet.

Goodwill and intangible assets that have indefinite useful lives are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. For goodwill, the impairment determination is made at the reporting unit level and consists of two steps. First, the Group determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to purchase price allocation, in accordance with SFAS No. 141, Business Combinations (SFAS 141). The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Share-Based Compensation

The Group uses a fair value method of accounting for share-based compensation provided to its employees and key executives. The Group values stock options issued based upon an option-pricing model and recognizes this value as an expense, adjusted for forfeitures, over the period in which the options are vested. On January 1, 2006, the Group adopted SFAS No. 123 (revised 2004), Share-Based Payment (SFAS 123R). The revised standard replaced the existing SFAS 123, which allowed the use of the intrinsic value method under APB 25. At December 31, 2007 and 2008, all related share-based compensation expense is included in accrued expenses and other liabilities.

Commissions and Fees

Commissions and fees primarily consist of brokerage fees and commissions, credit card fees, fees on guarantees and import/export letters of credit, and commissions received on remittance, cash dispenser service, cash management services and others. These fees are recognized over the period during which the related services are rendered.

Net Trust Management Fees

The Group manages funds on behalf of its customers through operations of various trust accounts. The Group recognized such management fees when earned. The Group is also entitled to receive performance-based fees for certain trust accounts. These fees, if earned, are recognized at the end of the performance period. In addition, the Group is liable to compensate trust account holders for losses incurred in certain trust accounts, subject to minimum return and principal guarantees. Such losses arising from the trusts underperforming the guaranteed level are accrued at the end of each applicable year when they are considered probable and reasonably estimable, and are included in net trust management fees.

Co-Branding Credit Card Arrangements

The Group has co-brand arrangements with certain vendors that entitle a cardholder to receive benefits, such as airline frequent-flyer points, based on purchases made with the credit card. These arrangements have remaining terms not exceeding five years. The Group makes monthly payments to certain co-brand partners based on the volume of cardholders’ purchases and on the number of points awarded to cardholders, and to the other co-brand partners, based on the numbers of points redeemed by the cardholders. The payments to the co-brand partners is estimated based on historical payment experience and is recorded in accrued expenses and other liabilities.

Dormant Accounts

Customers’ deposits with a positive balance but no earnings for an extended period of time are considered dormant accounts. Prior to 2007, with respect to the dormant accounts after the legal discharge, and pursuant to the Korean Commercial Code, the Group estimated a redemption ratio based on past experience and recognized gain on dormant accounts excluding expected redemption amounts as other non-interest income. However, regulations on dormant accounts that were newly enacted in 2007 require balances on dormant accounts to be transferred to dormant account foundation. Consequently, the Group has accounted for such amounts as other liabilities since 2007.

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

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Deferred tax assets, including the tax effect on the tax loss carryforwards, are recognized to the extent it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets depends upon the generation of future taxable income during the periods in which those temporary differences become deductible. To the extent the deferred tax assets are not more likely than not realizable, a valuation allowance is recognized.

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

The Group adopted the provisions of FIN 48 on January 1, 2007, resulting in a cumulative effect of ~~W~~3,815 million increase to beginning retained earnings. Additionally, the Group elected to classify interest and penalties related to unrecognized tax benefits as a component of income tax expense. See Note 24 in the consolidated financial statements for further details regarding additional disclosures on FIN 48.

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

Comprehensive Income

The Group records unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments in accumulated other comprehensive income (AOCI), net of taxes. Unrealized gains and losses on available-for-sale securities are reclassified to net income as the gains or losses are realized upon sale of the securities. Other-than-temporary impairment charges are reclassified to net income at the time of the recognition. Translation gains or losses on foreign currency translation adjustments are reclassified to net income upon sale or liquidation of investments in foreign operations.

Convenience Translation

The Group operates primarily in Korea and its official accounting records are maintained in Korean Won. The US dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in US dollars at the rate of ~~W~~1,262.0 : US$1, the United States Federal Reserve Bank of New York noon buying exchange rate in effect on December 31, 2008. Such convenience translation into US dollar should not be construed as representations that the Korean Won amounts have been, could have been, or could in the future be converted into US dollars at this or any other rate of exchange.

Reclassification

Certain reclassifications have been made in the prior years’ consolidated financial statements to conform to the current year presentation for comparative purposes.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

2.	Accounting Changes and Future Application of Accounting Standards

Fair Value Measurements

Effective January 1, 2008, the Group adopted SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 establishes a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets the lowest priority to unobservable inputs to fair value measurements. The three levels of the fair value hierarchy under SFAS 157 are described below:

•	Level 1 — Quoted prices for identical instruments in active markets. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain securities that are highly liquid and are actively traded in over-the-counter markets.

•	Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurements. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques based on significant unobservable inputs, as well as management judgements or estimates that are significant to valuation.

This hierarchy requires the Group to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. For some products or in certain market conditions, observable inputs may not always be available.

Under SFAS 157, the Group is required to take into account its own credit risk when measuring the fair value of derivative liabilities as well as the other liabilities for which fair value accounting has been elected under SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (SFAS 155). The Group will not adopt certain provisions of SFAS 157 related to nonfinancial assets and nonfinancial liabilities that are not measured at fair value on a recurring basis until January 1, 2009.

Determining the Fair Value of an Asset When the Market for That Asset is Not Active

In October 2008, the FASB issued FASB Staff Position FAS 157-3 (FSP FAS 157-3), which clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial instrument when the market for that financial asset is not active. This FSP was effective upon issuance, including prior periods for which financial statements have not been issued. The application of this FSP did not have an impact on the Group’s consolidated financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159), which provides an option under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and financial liabilities. This fair value option is available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. The Group adopted SFAS 159 effective January 1, 2008, however, there was no impact to the Group’s consolidated financial statements as the Group did not elect the fair value option for any qualified assets or liabilities during the year ended December 31, 2008.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Disclosures about Credit Derivatives and Certain Guarantees

In September 2008, the FASB issued FASB Staff Position No. FAS 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161 (FSP FAS 133-1 and FIN 45-4). FSP FAS 133-1 and FIN 45-4 requires enhanced disclosures about credit derivatives and guarantees and amends FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45) to exclude credit derivative instruments accounted for at fair value under SFAS 133. This FSP is effective for financial statements issued for reporting periods ending after November 15, 2008. Since FSP FAS 133-1 and FIN 45-4 only requires additional disclosures concerning credit derivatives and guarantees, adoption of this FSP did not have an effect on the Group’s consolidated financial statements.

Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards

In June 2007, the FASB issued EITF 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (EITF 06-11), which must be applied prospectively for dividends declared in fiscal years beginning after December 15, 2007. EITF 06-11 requires that realized tax benefits from dividends or dividend equivalents paid on equity-classified share-based payment awards that are charged to retained earnings should be recorded as an increase to additional paid-in capital and included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards. The application of EITF 06-11 did not have a material impact on the Group’s consolidated financial statements.

Determining Whether an Instrument Is Indexed to an Entity’s Own Stock

In June 2008, the FASB issued EITF 07-5, Determining Whether an Instrument Is Indexed to an Entity’s Own Stock (EITF 07-5), which establishes a two-step process for evaluating whether equity-linked financial instruments and embedded features are indexed to a company’s own stock for purposes of determining whether the derivative scope exception in SFAS 133 should be applied. EITF 07-5 is effective for fiscal years beginning after December 15, 2008. The adoption of this EITF is not expected to have a material impact on the Group’s consolidated financial statements.

FSP FIN 39-1, which modifies FASB Interpretation (FIN) No. 39, “Offsetting of Amounts Related to Certain Contracts,”

During April 2007, the FASB issued FSP FIN 39-1, Amendment of FASB Interpretation No. 39 (FSP FIN 39-1) modifying certain provisions of FIN 39, Offsetting of Amounts Related to Certain Contracts. This amendment amends FIN 39 to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that have been offset. The Group has presented derivative assets and liabilities on a gross basis regardless of existence of master netting arrangements under FIN 39. According to its accounting policy, the Group will not offset fair value amounts for the rights and obligations related to cash collateral and FSP FIN 39-1 will have no impact to the Group’s consolidated financial statements.

Written Loan Commitments Recorded at Fair Value Through Earnings

On November 5, 2007, the SEC issued Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value Through Earnings (SAB 109), which revises and rescinds portions of SAB 105, Application of Accounting Principles to Loan Commitments. SAB 109 states that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. However, the fair value measurement of a written loan commitment still must exclude the expected net cash flows related to internally developed intangible assets (such as customer

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

relationship intangible assets). The provisions of SAB 109 are applicable to written loan commitments issued or modified beginning on January 1, 2008. The adoption of SAB 109 did not have a material impact to the Group’s consolidated financial statements.

Measurement of Impairment for Certain Securities

In January 2009, the FASB issued FASB Staff Position EITF 99-20-1 (FSP EITF 99-20-1), which amends the impairment guidance in EITF 99-20 to make the investment security impairment model in EITF 99-20 more consistent with the securities impairment model in SFAS 115. FSP EITF 99-20-1 removes the requirement that a holder’s best estimate of cash flows be based exclusively upon those that a market participant would use and allows for reasonable judgement to be applied in considering whether an adverse change in cash flows has occurred based on all available information relevant to the collectibility of the security. FSP EITF 99-20-1 is effective for interim and annual periods ending after December 15, 2008, and therefore the Group has adopted FSP EITF 99-20-1 as of December 31, 2008. The adoption of this FSP did not have a material impact on the Group’s consolidated financial statements.

Disclosure about Transfers of Financial Assets and Interstes in VIEs

On December 11, 2008, the FASB issued FASB Staff Position FAS 140-4 and FIN 46R-8 (FSP FAS 140-4 and FIN 46R-8), which requires additional disclosures relating to transfers of financial assets and interests in securitization entities and other variable interest entities. The purpose of this FSP is to require improved disclosure by public enterprises prior to the effective dates of the proposed amendments to SFAS 140 and FIN 46R. The effective date for the FSP is for reporting periods (interim and annual) beginning with the first reporting period that ends after December 15, 2008. The disclosures required by this FSP are incorporated in this report. FSP FAS 140-4 and FIN 46R-8 only affects the Group’s disclosure of transfers of financial assets and interests in securitization entities and other variable interest entities and not its consolidated balance sheets, consolidated statements of income or consolidated statements of cash Flows.

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

Loss-Contingency Disclosures

In June 2008, the FASB issued an exposure draft proposing expanded disclosures regarding loss contingencies accounted for under SFAS No. 5, Accounting for Contingencies (SFAS 5), and SFAS 141R. This proposal increases the number of loss contingencies subject to disclosure and requires substantial quantitative and qualitative information to be provided about those loss contingencies. The proposed effective date is December 31, 2009.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Noncontrolling Interests in Consolidated Financial Statements

On December 4, 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (SFAS 160), which establishes standards for the accounting and reporting of noncontrolling interests in subsidiaries (that is, minority interests) in consolidated financial statements and for the loss of control of subsidiaries. SFAS 160 requires: (1) the equity interest of noncontrolling shareholders, partners, or other equity holders in subsidiaries to be accounted for and presented in equity, separately from the parent shareholder’s equity, rather than as liabilities or as “mezzanine” items between liabilities and equity; (2) the amount of consolidated net income attributable to the parent and to the noncontrolling interests be clearly identified and presented on the face of the consolidated statement of income; and (3) when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any noncontrolling equity investment rather than the carrying amount of that retained investment. SFAS 160 is effective for the Group’s fiscal year beginning January 1, 2009. Earlier adoption is not permitted. The adoption of SFAS 160 may have a material impact on the Group’s consolidated financial statements.

Fair Value Disclosures about Pension Plan Assets

In December 2008, the FASB issued FASB Staff Position SFAS 132R-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (FSP SFAS 123R-1). This FSP requires that information about plan assets be disclosed, on an annual basis, based on the fair value disclosure requirements of SFAS 157. The disclosures about plan assets required by this FSP are effective for fiscal years ending after December 15, 2009 and as this FSP only relates to disclosures, it is not expected to have a material impact on the consolidated financial statements.

Accounting for Transfers of Financial Assets and Repurchase Financing Transactions

In February 2008, the FASB issued FASB Staff Position FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions (FSP FAS 140-3). FSP FAS 140-3 provides guidance for determining whether an initial transfer of a financial asset and a repurchase financing should be considered a linked transaction for the purposes of assessing whether sale accounting is appropriate under SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities (SFAS 140). For transactions within its scope, FSP FAS 140-3 presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement, as a linked transaction. However, if certain criteria are met, the initial transfer and repurchase financing should not be evaluated as a linked transaction and should be evaluated separately under SFAS 140. FSP FAS 140-3 will be effective for the Group’s fiscal year beginning January 1, 2009, and will be applied to new transactions entered into after the date of adoption. Early adoption is prohibited. The adoption of this FSP is not expected to have a material impact on the Group’s consolidated financial statements.

Disclosures about Derivative Instruments and Hedging Activities

On March 19, 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (SFAS 161), which amends the disclosure requirements of SFAS 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). SFAS 161 requires increased disclosures about derivative instruments and hedging activities and their effects on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years beginning after November 15, 2008, with early adoption permitted. This statement will only affect the Group’s disclosures of derivative instruments and related hedging activities, not its consolidated financial position, financial performance or cash flows.

Determination of the Useful Life of Intangible Assets — Amendment of SFAS 142

On April 25, 2008, the FASB issued FASB Staff Position No. FAS 142-3, Determination of the Useful Life of Intangible Assets (FSP FAS 142-3), which amends the factors that should be considered in developing renewal or

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. This FSP is intended to improve the consistency between the useful life of an intangible asset determined under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R, and other US GAAP. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. This FSP is effective for the Group on January 1, 2009, and is not expected to have a material impact.

Equity Method Investment Accounting Considerations

In November 2008, the FASB issued EITF 08-6, Equity Method Investment Accounting Considerations (EITF 08-6). Under EITF 08-6, an entity shall measure its equity method investment initially at cost in accordance with SFAS 141R. Any other-than-temporary impairment of an equity method investment should be recognized in accordance with Opinion 18. An equity method investor shall not separately test an investee’s underlying assets for impairment. Share issuance by an investee shall be accounted for as if the equity method investor had sold a proportionate share of its investment, with gain or loss recognized in earnings. EITF 08-6 is effective for the Group on January 1, 2009, and is not expected to have a material impact.

Accounting for Defensive Intangible Assets

In November 2008, the FASB issued EITF 08-7, Accounting for Defensive Intangible Assets (EITF 08-7). According to EITF 08-7, an acquired defensive asset shall be accounted for as a separate unit of accounting (i.e., an asset separate from other assets of the acquirer). The useful life assigned to an acquired defensive asset shall be based on the period during which the asset would diminish in value. EITF 08-7 states that it would be rare for a defensive intangible to have an indefinite life. EITF 08-7 is effective for the Group on January 1, 2009, and is not expected to have a material impact.

Accounting for Transfers of Financial Assets and Consolidation of Variable Interest Entities

The FASB has been deliberating certain amendments to both SFAS 140 and FIN 46R that may impact the accounting for transactions that involve QSPEs and VIEs. Among other things, the FASB is proposing to eliminate the concept of QSPEs from both SFAS 140 and FIN 46R and make key changes to the consolidation model of FIN 46R that will change the method of determining which party to a VIE should consolidate the VIE. A final standard is expected to be issued in the second quarter of 2009, with an expected effective date in January 2010. Entities expected to be impacted include revolving securitization entities, bank-administered asset-backed commercial paper conduits, and certain mortgage securitization entities. The Group is monitoring the FASB’s deliberations on these proposed amendments and continues to evaluate their potential impact. The ultimate impact to the Group will depend on the guidance issued by the FASB in a final statement amending SFAS 140 and FIN 46R.

Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies

In April 2009, the FASB issued FASB Staff Position No. 141R-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies (FSP 141R-1). FSP 141R-1 amends and clarifies SFAS No. 141R, Business Combinations, to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FSP 141R-1 is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. The Group does not expect the adoption of FSP 141R-1 to have a material impact on its financial condition, results of operations or cash flows.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Recognition and Presentation of Other-Than-Temporary Impairments

In April 2009, the FASB issued FASB Staff Position No. FAS 115-2 and FAS 124-2 (FSP FAS 115-2 and FAS 124-2). FSP FAS 115-2 and FAS 124-2 amends the other-than-temporary impairment guidance in GAAP for debt securities and the presentation and disclosure requirements of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than temporary impairments of equity securities. FSP FAS 115-2 and FAS 124-2 is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted. The Group did not early adopt this FSP. The Group expects the adoption of this FSP to decrease the impact of impairments on its results of operations in future periods when compared to the impact the Group believes would have occurred without this new accounting standard.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued FASB Staff Position No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP FAS 157-4). FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with SFAS No. 157, Fair Value Measurements (SFAS 157), when the volume and level of activity for the asset or liability have significantly decreased. FSP FAS 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP FAS 157-4 is effective for interim reporting periods ending after June 15, 2009, or June 30, 2009 for the Group, with early adoption permitted. The Group did not early adopt this FSP. The Group does not expect the adoption of FSP FAS 157-4 to have a material impact on its financial condition, results of operations or cash flows.

3.	Business Changes and Developments

Acquisition of LG Card

On March 23, 2007, the Group acquired 98,517,316 shares or 78.58% of the issued and outstanding common stocks of LG Card where the Group had owned 7.15% interest through a tender offer to the public for approximately ~~W~~6,684 billion. As a result of this acquisition, the Group’s ownership increased to 85.73%.

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
	(In millions of Won)

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

On September 21, 2007, the Group completed the acquisition of the remaining LG Card shares by issuing 14,631,973 the Group common shares (approximately ~~W~~815 billion based on the exchange terms) in exchange for those of LG Card.

On October 1, 2007, LG Card acquired and assumed all assets, liabilities and contracts of former Shinhan Card and changed its name to Shinhan Card. Also, the former Shinhan Card changed its name to SHC Management Co., Ltd.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The aforementioned acquisition was accounted for under the purchase method of accounting in accordance with SFAS 141. The purchase price was allocated to the assets acquired and the liabilities assumed based on their estimated fair values as summarized below.

	2007
	(In millions of Won)

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
	(In millions of Won)

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

Acquisition of noncontrolling interests in SH Asset Management Co., Ltd.

In July 2007, the Group acquired 20.23% of total outstanding shares in SH Asset Management Co., Ltd. (SH Asset Management) from KGI Securities., Ltd. and others for a consideration of ~~W~~47,055 million. As a result, the Group’s ownership increased to 100% and SH Asset Management became a wholly-owned subsidiary of the Group.

Incorporation of Good Morning Shinhan Securities Asia Ltd.

In May 2007, the Group incorporated Good Morning Shinhan Securities Asia Ltd. as a wholly-owned subsidiary of the Group.

Incorporation of Shinhan Khmer Bank Ltd.

In August 2007, the Group incorporated Shinhan Khmer Bank Ltd. as a wholly-owned subsidiary of Shinhan Bank, a wholly-owned subsidiary of the Group.

Acquisition of North Atlanta National Bank

In November 2007, the Group acquired North Atlanta National Bank for a consideration of ~~W~~27,510 million and recorded ~~W~~15,588 million of goodwill.

Incorporation of Shinhan Bank Kazakhstan

In March 2008, the Group incorporated Shinhan Bank Kazakhstan as a wholly-owned subsidiary of Shinhan Bank, a wholly-owned subsidiary of the Group.

Incorporation of Shinhan Bank China Ltd.

In April 2008, the Group incorporated Shinhan Bank (China) Ltd. as a wholly-owned subsidiary of Shinhan Bank, a wholly-owned subsidiary of the Group.

Acquisition of AITAS

In May 2008, the Group acquired 56.63% stake in AITAS. As a result of a series of further acquisitions, the Group owns 89.58% as of December 31, 2008. Subsequently, in September 2008, Shinhan Bank sold its fund management business to AITAS for ~~W~~3,070 million. AITAS recognized goodwill of ~~W~~42,693 million in connection with acquisition of fund business from Shinhan Bank.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Joint Venture with KT Freetel

On June 2, 2008, the Group jointly established Shinhan- KTF Mobile Card with KT Freetel. As a result, the Group owns 50% +1 share of the entity and KT Freetel owns the remainder of the interest in the entity.

Incorporatin of Shinhan Private Equity Fund II

In August 2008, the Group incorporated Shinhan Private Equity Fund II.

Incorporation of Shinhan Bank Canada

In September 2008, the Group incorporated Shinhan Bank Canada.

4.	Restricted Cash

The following table summarizes the details of restricted cash at December 31:

	2007		2008
	(In millions of Won)

Reserve deposits with the Bank of Korea (BOK)	~~W~~	3,577,490	~~W~~	5,662,362
Cash restricted for investment activities		812,194		1,158,978
Other		355,117		227,972

	~~W~~	4,744,801	~~W~~	7,049,312

Reserve deposits with the Bank of Korea (BOK) represent amounts required under the Republic of Korea’s General Banking Act for payment of deposits. Cash restricted for investment activities represent amounts required under the regulation on the securities industry per the Korean Securities and Exchange Law for repayment of customers’ deposits

5.	Call Loans and Securities Purchased under Resale Agreements

The following table summarizes call loans and securities purchased under resale agreements, at their respective carrying values, at December 31:

	2007		2008
	(In millions of Won)

Call loans	~~W~~	655,569	~~W~~	733,238
Securities purchased under resale agreements		146,975		2,332,632

	~~W~~	802,544	~~W~~	3,065,870

Call loans are short-term lending facilities among banks and financial institutions, with maturities of 30 days or less. Typically, call loans have maturities of one day.

Interest income from call loans and securities purchased under resale agreements, as included in other interest income, amounted to ~~W~~72,833 million, ~~W~~111,197 million and ~~W~~98,784 million during the years ended December 31, 2006, 2007 and 2008, respectively.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

6.	Trading Activities

The following table summarizes the details of trading assets, at fair value, at December 31:

	2007		2008
	(In millions of Won)

Debt securities:
Korean treasury and governmental agencies	~~W~~	406,251	~~W~~	527,778
Corporations		2,130,180		1,264,303
Mortgage-backed and asset-backed securities		1,965,831		888,867
Financial institutions		3,033,219		3,279,613
Equity securities		655,420		704,850
Derivative instruments:
Foreign exchange derivatives		1,134,036		9,442,225
Interest rate derivatives		646,547		1,944,530
Equity derivatives		163,257		555,322
Credit derivatives		3,432		—
Commodity derivatives		14,844		34,717
Other trading assets — commodity indexed deposits		29,508		58,737

	~~W~~	10,182,525	~~W~~	18,700,942

The following table summarizes the details of trading liabilities, at fair value, at December 31:

	2007		2008
	(In millions of Won)

Derivative instruments:
Foreign exchange derivatives	~~W~~	978,470	~~W~~	8,703,168
Interest rate derivatives		1,215,497		2,217,664
Equity derivatives		152,119		615,175
Credit derivatives		5,703		39,077
Commodity derivatives		6,611		35,565
Other trading liabilities — commodity indexed deposits		150,243		220,016

	~~W~~	2,508,643	~~W~~	11,830,665

The following table presents trading profits (losses) for the years ended December 31:

	2006		2007		2008
	(In millions of Won)

Debt securities	~~W~~	1,550	~~W~~	(51,844)	~~W~~	128,385
Equity securities		(11,961)		130,559		(108,652)
Derivative instruments		151,314		(275,297)		590,779
Other trading activities — commodity indexed deposits		143		(13,139)		(26,182)

Net trading profits (losses)	~~W~~	141,046	~~W~~	(209,721)	~~W~~	584,330

For the years ended December 31, 2006, 2007 and 2008, net unrealized gains (losses) on trading securities of ~~W~~(7,228) million, ~~W~~(13,680) million and ~~W~~163,362 million, respectively, were included in net trading profits (losses).

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

7.	Securities

The following table summarizes the details of the Group’s available-for-sale and held-to-maturity securities at December 31:

	2007								2008
			Gross		Gross						Gross		Gross
	Amortized		Unrealized		Unrealized		Fair		Amortized		Unrealized		Unrealized		Fair
	Cost(1)		Gains		Losses		Value		Cost(1)		Gains		Losses		Value
	(In millions of Won)

Available-for-sale securities
Debt securities:
Korean treasury and governmental agencies	~~W~~	4,278,903	~~W~~	607	~~W~~	73,336	~~W~~	4,206,174	~~W~~	6,065,193	~~W~~	190,809	~~W~~	1,837	~~W~~	6,254,165
Corporations		2,156,641		17,187		28,643		2,145,185		1,818,262		125,761		25,623		1,918,400
Financial institutions		10,168,503		7,351		124,714		10,051,140		15,284,829		301,457		36,446		15,549,840
Foreign governments		47,096		1,487		392		48,191		106,616		17,477		564		123,529
Mortgage-backed and asset-backed securities		3,087,022		4,549		17,178		3,074,393		3,009,519		11,850		20,828		3,000,541
Marketable equity securities		1,984,173		1,352,638		13,275		3,323,536		2,746,471		287,342		134,184		2,899,629

	~~W~~	21,722,338	~~W~~	1,383,819	~~W~~	257,538	~~W~~	22,848,619	~~W~~	29,030,890	~~W~~	934,696	~~W~~	219,482	~~W~~	29,746,104

Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies	~~W~~	3,071,118	~~W~~	5,438	~~W~~	40,366	~~W~~	3,036,190	~~W~~	4,008,480	~~W~~	118,984	~~W~~	1,333	~~W~~	4,126,131
Corporations		109,706		—		4,654		105,052		244,988		3,606		1,312		247,282
Financial institutions		4,858,539		2,538		48,774		4,812,303		4,279,235		60,889		9,252		4,330,872
Foreign governments		941		—		—		941		9,148		84		54		9,178
Mortgage-backed and asset-backed securities		183,975		29,629		2,073		211,531		154,293		5,195		—		159,488

	~~W~~	8,224,279	~~W~~	37,605	~~W~~	95,867	~~W~~	8,166,017	~~W~~	8,696,144	~~W~~	188,758	~~W~~	11,951	~~W~~	8,872,951

Note:

(1)	On January 1, 2007, the Group adopted fair value election under SFAS 155 on certain hybrid financial instruments. The fair values of those instruments were ~~W~~32,166 and ~~W~~42,225 million at December 31, 2007 and 2008, respectively, and related valuation losses (net) amounting to ~~W~~1,139 and ~~W~~12,249 million were recorded in net trading losses during 2007 and 2008, respectively.

The Bank of Korea (BOK) is the central bank that establishes monetary policies in Korea. Korea Development Bank (KDB) is owned and controlled by the Korean government. Of the total amounts listed above in the financial institutions category at December 31, 2007 and 2008, the fair value of available-for-sale debt securities included ~~W~~4,483,801 million and ~~W~~8,291,551 million, respectively, that were issued by BOK and KDB. Of the total amounts listed above in the financial institutions category at December 31, 2007 and 2008, the amortized cost of held-to-maturity debt securities included ~~W~~2,138,526 million and ~~W~~2,150,522 million, respectively, that were related to BOK and KDB.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Group has recognized impairment losses on available-for-sale as a charge to net gains (losses) on securities, where decreases in value were deemed to be other-than-temporary during the years ended December 31, as follows;

	2006		2007		2008
	(In millions of Won)

Available-for-sale securities
Debt securities	~~W~~	68,175	~~W~~	43,741	~~W~~	147,695
Equity securities		8,181		33,039		97,371

	~~W~~	76,356	~~W~~	76,780	~~W~~	245,066

Held-to-maturity securities
Debt securities	~~W~~	—	~~W~~	—	~~W~~	1,199

Total other-than-temporary impairment losses	~~W~~	76,356	~~W~~	76,780	~~W~~	246,265

During 2008, there was a decline in the fair value of the Group’s asset-backed securities portfolio, specifically asset-backed Collateralized Debt Obligations (CDOs), as a result of deteriorating conditions in the U.S. subprime/credit market. The Group’s total exposure to asset backed CDOs at December 31, 2008 was ~~W~~100,364 million. Accordingly, the Group recorded ~~W~~61,182 million related to asset-backed CDOs’ losses to net losses on securities in 2008 as the Group considered the losses to be other-than-temporary. The Group expects conditions in credit markets in the U.S. to remain uncertain for the foreseeable future. Therefore, continued deterioration in the U.S. credit markets could adversely affect the fair value of the asset-backed securities held by the Group.

The following table sets forth the current fair value and the associated unrealized losses on investments in available-for-sale debt securities, marketable equity securities and held-to-maturity debt securities with unrealized losses at December 31, 2007 and 2008, by length of time that individual securities in each category had been in a continuous loss position:

	2007
	Less Than 12 Months				12 Months or Longer				Total
			Gross				Gross				Gross
	Fair		Unrealized		Fair		Unrealized		Fair		Unrealized
	Value		Losses		Value		Losses		Value		Losses
	(In millions of Won)

Available-for-sale securities
Debt securities:
Korean treasury and governmental agencies	~~W~~	2,097,843	~~W~~	(34,665)	~~W~~	1,749,665	~~W~~	(38,671)	~~W~~	3,847,508	~~W~~	(73,336)
Corporations		909,572		(19,902)		348,953		(8,741)		1,258,525		(28,643)
Financial institutions		6,816,400		(116,070)		933,181		(8,644)		7,749,581		(124,714)
Foreign governments		—		—		8,645		(392)		8,645		(392)
Mortgage-backed and asset-backed securities		722,011		(10,687)		208,841		(6,491)		930,852		(17,178)
Marketable equity securities		283,449		(13,275)		—		—		283,449		(13,275)

	~~W~~	10,829,275	~~W~~	(194,599)	~~W~~	3,249,285	~~W~~	(62,939)	~~W~~	14,078,560	~~W~~	(257,538)

Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies	~~W~~	2,368,996	~~W~~	(36,448)	~~W~~	96,532	~~W~~	(3,918)	~~W~~	2,465,528	~~W~~	(40,366)
Corporations		92,138		(4,214)		9,735		(440)		101,873		(4,654)
Financial institutions		3,877,418		(45,747)		167,009		(3,027)		4,044,427		(48,774)
Foreign governments		—		—		—		—		—		—
Mortgage-backed and asset-backed securities		108,178		(1,756)		9,683		(317)		117,861		(2,073)

	~~W~~	6,446,730	~~W~~	(88,165)	~~W~~	282,959	~~W~~	(7,702)	~~W~~	6,729,689	~~W~~	(95,867)

Total temporarily impaired securities	~~W~~	17,276,005	~~W~~	(282,764)	~~W~~	3,532,244	~~W~~	(70,641)	~~W~~	20,808,249	~~W~~	(353,405)

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	2008
	Less Than 12 Months				12 Months or Longer				Total
			Gross				Gross				Gross
	Fair		Unrealized		Fair		Unrealized		Fair		Unrealized
	Value		Losses		Value		Losses		Value		Losses
	(In millions of Won)

Available-for-sale securities
Debt securities:
Korean treasury and governmental agencies	~~W~~	232,197	~~W~~	(1,039)	~~W~~	141,152	~~W~~	(798)	~~W~~	373,349	~~W~~	(1,837)
Corporations		280,811		(8,590)		641,545		(17,032)		922,356		(25,622)
Financial institutions		1,056,421		(18,908)		609,060		(17,538)		1,665,481		(36,446)
Foreign governments		14,001		(564)		—		—		14,001		(564)
Mortgage-backed and asset-backed securities		925,321		(18,398)		109,626		(2,430)		1,034,947		(20,828)
Marketable equity securities		493,515		(118,238)		106,465		(15,947)		599,980		(134,185)

	~~W~~	3,002,266	~~W~~	(165,737)	~~W~~	1,607,848	~~W~~	(53,745)	~~W~~	4,610,114	~~W~~	(219,482)

Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies	~~W~~	4,974	~~W~~	(26)	~~W~~	58,750	~~W~~	(1,307)	~~W~~	63,724	~~W~~	(1,333)
Corporations		12,808		(404)		80,899		(908)		93,707		(1,312)
Financial institutions		74,843		(3,070)		265,548		(6,182)		340,391		(9,252)
Foreign governments		2,227		(54)		—		—		2,227		(54)
Mortgage-backed and asset-backed securities		—		—		—		—		—		—

	~~W~~	94,852	~~W~~	(3,554)	~~W~~	405,197	~~W~~	(8,397)	~~W~~	500,049	~~W~~	(11,951)

Total temporarily impaired securities	~~W~~	3,097,118	~~W~~	(169,291)	~~W~~	2,013,045	~~W~~	(62,142)	~~W~~	5,110,163	~~W~~	(231,433)

Management has determined that the unrealized losses on the Group’s investments in equity and debt securities at December 31, 2008 are temporary in nature. The Group conducts a periodic review to identify and evaluate investments that have indications of possible impairment. An investment in a debt or equity security is impaired if its fair value falls below its cost and the decline is considered other-than-temporary. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been below cost; the financial condition and near-term prospects of the issuer; and the Group’s ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. The Group’s review for impairment generally entails:

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

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth interest and dividends on securities for the years ended December 31:

	2006		2007		2008
	(In millions of Won)

Interest income	~~W~~	1,142,329	~~W~~	1,350,528	~~W~~	1,711,604
Dividends		56,808		52,184		63,477

	~~W~~	1,199,137	~~W~~	1,402,712	~~W~~	1,775,081

For the years ended December 31, 2006, 2007 and 2008, proceeds from sales of available-for-sale securities amounted to ~~W~~9,284,185 million, ~~W~~4,330,853 million and ~~W~~2,502,970 million, respectively, and proceeds from maturities of available-for-sale securities amounted to ~~W~~7,407,115 million, ~~W~~7,269,091 million and ~~W~~7,274,598 million, respectively. Gross realized gains amounted to ~~W~~187,108 million, ~~W~~260,583 million and ~~W~~197,800 million for the years ended December 31, 2006, 2007 and 2008, respectively. Gross realized losses amounted to ~~W~~80,204 million, ~~W~~14,481 million and ~~W~~87,337 million for the years ended December 31, 2006, 2007 and 2008, respectively.

The following table sets forth the amortized cost and estimated fair value of the Group’s available-for-sale and held-to-maturity debt securities at December 31, 2008 by contractual maturity. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

	Available-for-Sale				Held-to-Maturity
	Debt Securities				Debt Securities
	Amortized		Fair		Amortized		Fair
	Cost		Value		Cost		Value
	(In millions of Won)

Within 1 year	~~W~~	10,404,682	~~W~~	10,460,377	~~W~~	2,216,793	~~W~~	2,236,544
Over 1 year through 5 years		13,856,995		14,257,350		5,260,245		5,405,019
Over 5 years through 10 years		1,791,920		1,907,105		885,748		898,991
Over 10 years		230,822		221,643		333,358		332,397

	~~W~~	26,284,419	~~W~~	26,846,475	~~W~~	8,696,144	~~W~~	8,872,951

8.	Loans

The following table summarizes the details of the loan portfolio at December 31:

	2007		2008
	(In millions of Won)

Commercial:
Commercial and industrial	~~W~~	48,485,436	~~W~~	55,466,168
Other commercial		30,311,497		37,637,026
Lease financing		1,370,092		1,591,437
Consumer:
Mortgage and home equity		31,495,258		36,182,970
Credit cards		14,680,802		14,637,084
Other consumer		25,474,788		25,026,774

Total loans, gross		151,817,873		170,541,459
Deferred loan origination costs (fees)		3,854		(32,771)

		151,821,727		170,508,688
Less: Allowance for loan losses		(2,099,122)		(3,200,633)

Total loans, net	~~W~~	149,722,605	~~W~~	167,308,055

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

On January 1, 2007, the Group corrected its amortization period for qualifying deferred credit card origination costs from 5 years to 12 months. The resulting cumulative effect of ~~W~~71,568 million (pre-tax) was reflected in 2007. Although this adjustment relates to prior periods, the amount of charge attributable to any prior year would not have been material to the Group’s financial condition or results of operations as reported for that year.

As discussed in Note 3 to the consolidated financial statements, the Group acquired certain loans, resulting from the acquisition of LG Card, for which there was, at the time of the acquisition, evidence of deterioration of credit quality since origination and for which it was probable that all contractually required payments would not be collected. These loans were accounted for in accordance with SOP 03-3 which requires that purchased impaired loans be recorded at fair value as of the acquisition date. The fair value of such loans was approximately ~~W~~220,538 million at the acquisition date. The carrying amount of such loans was ~~W~~178,099 million and ~~W~~74,980 million at December 31, 2007 and 2008, respectively, and included in the above table.

The loans acquired during 2007 in connection with LG Card acquisition for which it was probable at acquisition that all contractually required payments would not be collected are as follows:

	2007
	(In millions of Won)

Contractually required payments receivable at acquisition	~~W~~	619,928
Cash flows expected to be collected at acquisition		323,069
Fair value of acquired receivables at acquisition		220,538

The changes in the accretable yield for 2007 and 2008 are as follows:

	2007		2008
	(In millions of Won)

Balance at beginning of year	~~W~~	—	~~W~~	113,356
Purchases		102,531		—
Accretion of accretable yield		(11,050)		(45,169)
Increase to expected cash flows		21,875		3,023

Balance at end of year	~~W~~	113,356	~~W~~	71,210

Impaired loans are those on which the Group believes it is probable that it will not be able to collect all amounts due according to the contractual terms of the loans. The following table sets forth information about the Group’s impaired loans at December 31:

	2006		2007		2008
	(In millions of Won)

Impaired loans with an allowance	~~W~~	1,219,816	~~W~~	1,256,180	~~W~~	1,953,024
Impaired loans without an allowance		155,093		231,067		224,570

Total impaired loans	~~W~~	1,374,909	~~W~~	1,487,247	~~W~~	2,177,594

Allowance for impaired loans	~~W~~	864,802	~~W~~	908,630	~~W~~	1,181,446
Average balance of impaired loans during the year		1,402,510		1,523,274		1,910,041
Interest income recognized on impaired loans		56,106		59,537		79,251

Included in the above table were smaller balance commercial loans managed on a portfolio basis which were collectively identified as impaired amounting to ~~W~~511,723 million, ~~W~~511,568 million and ~~W~~780,232 million at December 31, 2006, 2007 and 2008, respectively.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Commercial loans that are 14 days or less past due and consumer loans that are 30 days or less past due are regarded as nonaccrual loans in a grace period and the Group does not generally request borrowers with such past due loans to make immediate repayment of the outstanding principal balances and related accrued interest. At December 31, 2006, 2007 and 2008, nonaccrual loans, excluding the past due loans within the grace period, totaled ~~W~~1,654,365 million, ~~W~~1,764,114 million and ~~W~~2,021,452 million, respectively. Nonaccrual loans including the past due loans within the grace period at December 31, 2006, 2007, and 2008, totaled ~~W~~2,099,305 million, ~~W~~3,057,262 million and ~~W~~3,308,792 million, respectively.

The following table presents, loans and debt securities whose terms have been modified in troubled debt restructuring at December 31:

	2006		2007		2008
	(In millions of Won)

Loans	~~W~~	343,086	~~W~~	385,547	~~W~~	747,183
Debt Securities		47,361		42,295		34,710

	~~W~~	390,447	~~W~~	427,842	~~W~~	781,893

During 2007 and 2008, the Group received equity securities with fair market value of ~~W~~2,783 million and nil, respectively, through the restructuring of three loans in 2007 and one loan in 2008, with aggregate book value of ~~W~~17,210 million and ~~W~~278 million, respectively. The Group recognized total charge-offs of ~~W~~14,427 million and ~~W~~278 million related to these transactions during the years ended December 31, 2007 and 2008, respectively.

The following table sets forth the movements in the allowance for credit losses for the years ended December 31:

							Allowance for Off-Balance
	Allowance for Loan Losses						Sheet Credit(1)
	2006		2007		2008		2006		2007		2008
	(In millions of Won)

Balance at beginning of year	~~W~~	1,511,503	~~W~~	1,575,013	~~W~~	2,099,122	~~W~~	187,274	~~W~~	160,774	~~W~~	221,558
Provision for loan losses		252,346		40,174		1,318,772		—		—		—
Provision (reversal) for off-balance sheet credit		—		—		—		(26,500)		40,385		117,826
Allowance relating to:
Acquisition of LG Card		—		541,337		—		—		20,399		—
Charge-offs		(512,625)		(700,912)		(916,644)		—		—		—
Recoveries		323,789		643,510		699,383		—		—		—

Balance at end of year	~~W~~	1,575,013	~~W~~	2,099,122	~~W~~	3,200,633	~~W~~	160,774	~~W~~	221,558	~~W~~	339,384

Note:

(1)	The allowance for off-balance sheet credit is included in other liabilities.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Group originates direct financing leases on certain machinery, computers and various other equipments, automobiles and ships for customers in a variety of industries. Income attributable to these leases is initially recorded as unearned income and subsequently recognized as interest income, using the effective interest method, over the terms of the leases. The terms of the leases are generally from 3 to 10 years. The following table sets forth the details of the investment in direct financing leases at December 31, as included in the respective loan balances:

	2007		2008
	(In millions of Won)

Gross lease payments receivable	~~W~~	1,527,671	~~W~~	1,767,911
Estimated unguaranteed residual values		28,175		11,524
Unearned income		(185,754)		(187,998)

		1,370,092		1,591,437

Less: Deferred loan origination fee		(1,585)		(1,385)
Allowance for loan losses		(15,514)		(10,661)

	~~W~~	1,352,993	~~W~~	1,579,391

The following table sets forth the scheduled maturities of gross lease payments receivable at December 31, 2008:

Years Ending	(In millions of Won)

2009	~~W~~	609,444
2010		495,854
2011		431,703
2012		145,857
2013		38,381
Thereafter		46,672

	~~W~~	1,767,911

9.	Premises and Equipment

The following table summarizes the details of premises and equipment at December 31:

	2007		2008
	(In millions of Won)

Land	~~W~~	1,072,869	~~W~~	1,083,043
Buildings		841,096		966,927
Equipment and furniture		1,066,339		1,121,283
Capitalized software costs		412,889		506,697
Leasehold improvements		184,463		222,448
Construction in progress		92,675		6,779
Operating lease assets		228,498		93,750

Total premises and equipment, gross		3,898,829		4,000,927
Less: Accumulated depreciation and amortization		(1,443,859)		(1,588,463)

Total premises and equipment, net	~~W~~	2,454,970	~~W~~	2,412,464

Depreciation expense on buildings, equipment and furniture, leasehold improvements and operating lease assets amounted to ~~W~~192,340 million, ~~W~~271,985 million and ~~W~~245,184 million, and amortization expense on

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

capitalized software costs amounted to ~~W~~33,824 million, ~~W~~67,663 million and ~~W~~122,922 million for the years ended December 31, 2006, 2007 and 2008, respectively. Accumulated depreciation on operating lease assets at December 31, 2007 and 2008 were ~~W~~173,519 million and ~~W~~63,007 million, respectively.

10.	Goodwill and Intangible Assets

The following table sets forth the movements in goodwill:

	Shinhan Bank		Good Morning				Shinhan Card		Shinhan
	(Formerly		Shinhan		Shinhan		(Formerly		Life
	Chohung Bank)		Securities		Capital		LG Card)		Insurance		Total
	(In millions of Won)

Balance at January 1, 2007	~~W~~	586,447	~~W~~	16,079	~~W~~	1,616	~~W~~	99,378	~~W~~	289,800	~~W~~	993,320
Acquisition		46,344		—		—		2,938,430		—		2,984,774
Disposition		—		—		—		—		—		—
Impairment loss		—		—		—		—		—		—

Balance at December 31, 2007	~~W~~	632,791	~~W~~	16,079	~~W~~	1,616	~~W~~	3,037,808	~~W~~	289,800	~~W~~	3,978,094

Acquisition		42,693		—		—		—		—		42,693
Disposition		—		—		—		—		—		—
Impairment loss		(112,315)		(16,079)		—		—		—		(128,394)

Balance at December 31, 2008	~~W~~	563,169	~~W~~	—	~~W~~	1,616	~~W~~	3,037,808	~~W~~	289,800	~~W~~	3,892,393

As discussed in Note 3 to the consolidated financial statements, the Group recorded goodwill and intangible assets of ~~W~~2,938,430 million and ~~W~~1,064,046 million, respectively, in connection with the acquisition of LG Card in 2007.

The following table sets forth the movements in goodwill by reporting unit:

									Treasury &		Other				Good Morning		Shinhan
	Retail		Institutional		Private		Corporate		International		Banking		Credit		Shinhan		Life
	Banking		Banking		Banking		Banking		Business		Services		Card		Securities		Insurance		Other(1)		Total
											(In millions of Won)

Balance at January 1, 2007	~~W~~	334,978	~~W~~	81,716	~~W~~	14,010	~~W~~	48,873	~~W~~	39,537	~~W~~	10,495	~~W~~	99,378	~~W~~	16,079	~~W~~	289,800	~~W~~	58,454	~~W~~	993,320
Acquisition		—		—		—		—		—		—		2,938,430		—		—		46,344		2,984,774
Disposition		—		—		—		—		—		—		—		—		—		—		—
Impairment loss		—		—		—		—		—		—		—		—		—		—		—

Balance at December 31, 2007	~~W~~	334,978	~~W~~	81,716	~~W~~	14,010	~~W~~	48,873	~~W~~	39,537	~~W~~	10,495	~~W~~	3,037,808	~~W~~	16,079	~~W~~	289,800	~~W~~	104,798	~~W~~	3,978,094

Acquisition		—		—		—		—		—		—		—		—		—		42,693		42,693
Disposition		—		—		—		—		—		—		—		—		—		—		—
Impairment loss		—		—		—		(48,873)		(39,537)		—		—		(16,079)		—		(23,905)		(128,394)

Balance at December 31, 2008	~~W~~	334,978	~~W~~	81,716	~~W~~	14,010	~~W~~	—	~~W~~	—	~~W~~	10,495	~~W~~	3,037,808	~~W~~	—	~~W~~	289,800	~~W~~	123,586	~~W~~	3,892,393

Note:

(1)	Mostly relates to goodwill of reporting units of Merchant, AITAS and SH Asset Management.

Goodwill impairment loss arises when the net book value of a reporting unit exceeds its estimated fair value. Goodwill impairment testing is performed at Group’s reporting unit level, which is generally consistent with the Group’s business segments or one level below, on an annual basis or more frequently if it is deemed that triggering events might have occurred.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Group measured the fair value of reporting units by both the income approach, using the present value of free cash flow to equity (FCFE) discounted by cost of equity for the computation of the equity value, and the market approach, using the Price-to-Book ratios (PBR)/Price-to-Earnings (PER) as market multiple for the measure of the Group’s fair value.

As of December 31, 2008, there was an indication of impairment in the corporate banking, treasury & international business, Good Morning Shinhan Securities and AITAS, accordingly, the second step of testing was performed on these reporting units.

Based on the results of the second step of testing, the Group recorded ~~W~~48,873 million, ~~W~~39,537 million and ~~W~~16,079 million of goodwill impairment loss, representing the entire amount of goodwill allocated to corporate banking reporting unit, treasury & international business reporting unit and entire amount of goodwill acquired from capital markets unit of Good Morning Shinhan Securities, respectively, for the year ended December 31, 2008. Also, ~~W~~23,905 million of goodwill impairment loss was recorded for the portion of goodwill acquired from AITAS for the year ended December 31, 2008.

The following table summarizes the details of intangible assets at December 31:

		2007						2008
	Weighted	Gross				Net		Gross				Net
	Average	Carrying		Accumulated		Carrying		Carrying		Accumulated		Carrying
	Years	Amount		Amortization		Amount		Amount		Amortization		Amount
		(In millions of Won)

Brokerage customer relationship	3.4	~~W~~	68,266	~~W~~	(68,064)	~~W~~	202	~~W~~	68,266	~~W~~	(68,266)	~~W~~	—
KSFC deposit	3.4		10,941		(10,912)		29		10,941		(10,941)		—
Core deposit of Shinhan Bank	8.7		825,476		(497,456)		328,020		825,476		(583,739)		241,737
Credit card relationship of Shinhan Card	5.7		1,262,366		(402,113)		860,253		1,262,366		(682,487)		579,879
VOBA	—		978,532		(212,201)		766,331		978,532		(348,623)		629,909

Total intangible assets subject to amortization	4.7	~~W~~	3,145,581	~~W~~	(1,190,746)	~~W~~	1,954,835	~~W~~	3,145,581	~~W~~	(1,694,056)	~~W~~	1,451,525

KSFC borrowing	—		400		—		400		400		—		400
Court deposit of Shinhan Bank	—		226,353		—		226,353		226,353		—		226,353

Total intangible assets not subject to amortization			226,753		—		226,753		226,753		—		226,753

Total intangible assets		~~W~~	3,372,334	~~W~~	(1,190,746)	~~W~~	2,181,588	~~W~~	3,372,334	~~W~~	(1,694,056)	~~W~~	1,678,278

Amortization expense on intangible assets was ~~W~~244,642 million, ~~W~~472,697 million and ~~W~~503,310 million for the years ended December 31, 2006, 2007 and 2008, respectively.

The following table sets forth the estimated aggregate amortization expense on intangible assets subject to amortization at December 31, 2008:

Years Ending	(In millions of Won)

2009	~~W~~	390,026
2010		305,619
2011		227,468
2012		154,180
2013		84,630
Thereafter		289,602

	~~W~~	1,451,525

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

In 2006, 2007 and 2008, no impairment loss was recorded relating to intangible assets.

11.	Other Assets

The following table summarizes the details of other assets at December 31:

	2007		2008
	(In millions of Won)

Accrued interest and dividends receivable	~~W~~	977,842	~~W~~	1,262,567
Receivables for foreign exchange spot contracts		3,572,922		5,148,358
Accounts receivable		719,185		933,920
Accrued income		46,434		2,851
Deferred tax assets		493,683		568,875
Other investments(1)		1,502,282		1,686,165
Prepaid expenses		160,744		186,019
Separate account assets		560,163		716,737
Advances to suppliers		154,624		291,672
Deferred acquisition costs		530,331		723,411
Gold assets		21,822		54,360
Other		73,352		90,099

	~~W~~	8,813,384	~~W~~	11,665,034

Note:

(1)	Other investments include unlisted equity securities, securities with sales restriction and investments accounted for by the equity method.

In October 2007, Visa U.S.A. Inc., Visa Europe, Visa International Association (Visa International) and Visa Canada Inc. were merged into Visa Inc. (Visa). As a result of the reorganization, Visa allocated its shares to its member companies and SFG, as one of the member companies, received 6,767,836 Class AP shares. The number of allocated shares was subsequently adjusted to 8,020,348 shares and they were converted to Class C shares through a true-up process prior to Visa’s initial public offering of Class A shares in March 2008.

The Visa shares received by SFG were fair valued at ~~W~~279,881 million (pre-tax) as of December 31, 2007. As the shares are unlisted and certain portion of shares (43.82% or 3,514,074 shares) were restricted for sales for three years from the acquisition date, the Group classified ~~W~~279,881 million (pre-tax) as other investments.

In March 2008, the unrestricted 4,506,274 shares (56.18% of allocated shares) were redeemed at $42.77 per share by Visa in connection with its IPO and the remaining restricted shares in the amount of ~~W~~103,787 million (pre-tax) are classified as other investments at December 31, 2008.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

12.	Deposits

The following table summarizes the details of deposits at December 31:

	2007			2008
			Weighted-			Weighted-
			Average			Average
	Balance		Interest Rate	Balance		Interest Rate
	(In millions of Won, except percentages)

Interest-bearing deposits
Demand deposits	~~W~~	7,360,010	0.41%	~~W~~	6,673,839	0.78%
Savings deposits		30,053,133	2.05%		31,392,168	2.32%
Certificate of deposits		15,842,958	5.22%		13,846,645	5.94%
Other time deposits		49,631,648	4.55%		67,614,521	4.94%
Mutual installment deposits		353,588	3.88%		235,288	3.78%

		103,241,337	3.53%		119,762,461	4.15%
Non-interest-bearing deposits
Demand deposits		3,162,310	—		2,942,034	—

	~~W~~	106,403,647	3.43%	~~W~~	122,704,495	4.06%

Other time deposits include premium accounts for loyal customers, tax savings accounts for high net worth customers, savings accounts for household financing and foreign currency deposits. Mutual installment deposits enable customers to become eligible for mortgage and other consumer loans as well as corporate loans while maintaining an account with the Group.

The aggregate amount of time deposit accounts (including certificate of deposits, other time deposits, mutual installment deposits) in denominations of ~~W~~100 million or more at December 31, 2007 and 2008 were ~~W~~47,151,168 million and ~~W~~59,825,352 million, respectively.

The following table sets forth the contractual maturities of certificate of deposits, other time deposits and mutual installment deposits at December 31, 2008:

Years Ending	(In millions of Won)

2009	~~W~~	73,730,255
2010		4,823,417
2011		2,328,485
2012		171,460
2013		176,636
Thereafter		466,201

	~~W~~	81,696,454

The Korea Deposit Insurance Corporation (KDIC) provides deposit insurance up to a total of ~~W~~50 million per depositor in each bank pursuant to the Depositor Protection Act effective January 1, 2001, regardless of the placement date of the deposit.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

13.	Short-Term Borrowings

The following table summarizes the details of short-term borrowings at December 31:

	2007			2008
			Weighted-			Weighted-
			Average			Average
	Balance		Interest Rate	Balance		Interest Rate
	(In millions of Won, except percentages)

Borrowings from BOK	~~W~~	882,748	2.97%	~~W~~	1,259,290	2.54%
Borrowings in foreign currencies		5,122,321	3.86%		5,798,825	2.70%
Borrowings from trust accounts		1,218,622	4.63%		3,357,531	4.37%
Call money		1,673,449	5.49%		4,877,940	5.41%
Debentures in won		1,747,908	3.64%		3,867,141	5.84%
Other borrowings(1)		5,156,378	2,65%		4,064,264	4.10%

	~~W~~	15,801,426		~~W~~	23,224,991

Note:

(1)	Mostly relate to borrowings from other financial institutions.

Short term borrowings consist of borrowed funds with original maturities of less than one year. Total interest expense on short-term borrowings amounted to ~~W~~524,776 million, ~~W~~659,836 million and ~~W~~865,695 million of which ~~W~~146,308 million, ~~W~~174,267 million and ~~W~~155,556 million were related to call money during 2006, 2007 and 2008, respectively.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

14.	Secured Borrowings

		2007						2008
		Secured		Collateral				Secured		Collateral
	Maturity	Borrowings		Loans(1)		Securities		Borrowings		Loans(1)		Securities
		(In millions of Won)

Shinhan 4th Securitization Specialty L.L.C.	2011	~~W~~	250	~~W~~	9,572	~~W~~	12,136	~~W~~	—	~~W~~	—	~~W~~	—
20.00% collateralized bond obligation
Goldwing Co., Ltd.	2022		299,050		275,396		963,569		—		—		—
4.30%~5.47% Asset-Backed Commercial Papers
Shinhan Card 2003-1 Securitization Specialty L.L.C.	2008		338,405		830,436		—		—		—		—
4.65% Type 1 beneficiary certificate
Miraedon Co., Ltd.	2008		472,000		—		501,764		—		—		—
4.22%~4.68% Asset-Backed Commercial Papers
Work and Joy 2007-1 ABS Specialty Co., Ltd.	2012		319,883		—		400,300		400,300		—		400,300
5.39%~5.42% collateralized bond obligation
Shinhan 6th Securitization Specialty L.L.C.	2009		111,831		34,877		—		—		—		—
10.00% collateralized bond obligation
SamsungShinhan 4th ABS Specialty Co.Ltd.	2009		214,999		—		239,500		114,500		—		114,500
4.13%~7.00% ABCP and collateralized bond obligation
Dongbu Steel 2nd ABS Specialty Co.Ltd.	2008		74,918		—		85,000		—		—		—
4.07% collateralized bond obligation
Cheongge ABS Specialty Co., Ltd.	2008		87,600		—		110,169		—		—		—
5.90%~6.10% Asset-Backed Commercial Papers
Shinhan 7th Securitization Specialty L.L.C.	2009		74,909		90,252		—		9,992		52,175		3,916
5.00%~15.00% collateralized bond obligation
Frontier 9th ABS Specialty Co., Ltd.	2010		143,000		—		200,500		110,500		—		114,500
4.31%~7.00% ABCP and collateralized bond obligation
Neo DWC 2nd ABS Specialty Co., Ltd.	2009		150,050		—		500,000		355,050		—		500,000
5.04%~6.26% collateralized bond obligation
Han-il U&I ABS Specialty Co., Ltd.	2009		22,336		—		22,988		12,880		—		21,241
5.03%~8.00% collateralized bond obligation
Costone Delta Co., Ltd.	2009		1,390		—		—		1,886		—		—
10.00% collateralized bond obligation
I-Clover ABS Specialty Co., Ltd.	2009		390,000		300,000		297,719		872,000		565,470		1,248,528
5.93~7.29% collateralized bond obligation
Shinhan 8th Securitization Specialty L.L.C.	2010		—		—		—		9,859		20,815		—
8.50%~8.90% collateralized bond obligation
Shinhan Mortgage 1st Securitization Specialty L.L.C.	2039		—		—		—		797,098		748,712		—
6.00% collateralized bond obligation
Neo DWC 3rd ABS Specialty	2009		—		—		—		100,049		—		200,000
8% collateralized bond obligation
Good Invest Co., Ltd.	2008		102,049		—		98,680		—		—		—
6.33~6.50% ABCP and collateralized bond obligation
Credipia 2004-1 ABS Specialty Co., Ltd.	2008		299,834		1,419,239		—		—		—		—
4.47%~5.10% collateralized bond obligation
Credipia 2005 plus 1 ABS Specialty Co., Ltd.	2008		406,256		608,983		—		—		—		—
4.81% collateralized bond obligation
Credipia 2005 plus 2 ABS Specialty Co., Ltd.	2010		407,678		647,867		—		411,144		685,310		—
5.45% collateralized bond obligation
Credipia 2005 plus 3 ABS Specialty Co., Ltd.	2009		311,117		444,890		—		155,652		574,674		—
5.39% collateralized bond obligation
Credipia 2006 plus 1 A,B ABS Specialty Co., Ltd.	2010		458,127		892,598		—		462,694		646,871		—
4.58~6.29% collateralized bond obligation
Shinhan Card 2007-1 Securitization Specialty L.L.C.	2011		277,500		448,250		—		277,500		515,958		—
7.00% collateralized bond obligation
Shinhan Card 2007-2 Securitization Specialty L.L.C.	2011		277,200		467,465		—		277,200		475,293		—
7.00% collateralized bond obligation
Shinhan Card 2008-1 Securitization Specialty L.L.C.	2012		—		—		—		320,658		529,964		—
4.76% collateralized bond obligation
Shinhan Card 2008 Trust	2012		—		—		—		350,000		620,761		—
8.97% collateralized bond obligation
Good Invest 2nd Securitization Specialty Co., Ltd.	2010		—		—		—		20,048		—		56,242
9.00% ABCP and collateralized bond obligation
Other secured borrowings	2008		501		—		—		100		—		109
8.00%~25.00% collateralized bond obligation
Securities sold under repurchase agreements	2009		6,210,782		—		6,621,774		5,166,667		—		6,922,056
0.06%~11.5%

		~~W~~	11,451,665	~~W~~	6,469,825	~~W~~	10,054,999	~~W~~	10,225,777	~~W~~	5,436,003	~~W~~	9,581,392

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Note:

(1)	Represents the carrying amounts, exclusive of the related specific allowance for loan losses of ~~W~~242,023 million and ~~W~~70,237 million as of December 31, 2007 and 2008, respectively.

15.	Long-Term Debt

The following table summarizes the details of long-term debt at December 31:

	Interest
	Rates (%)	Maturity	2007		2008
			(In millions of Won)

Senior
Won-denominated
Notes payable to the Small Business Corporation	2.00 ~ 5.83	2009 ~ 2018	~~W~~	627,682	~~W~~	600,106
Notes payable to the Industrial Bank of Korea	2.00 ~ 4.63	2009 ~ 2016		5,783		87,161
Notes payable to the Institute of Information Technology Assessment	2.78 ~ 4.90	2009		43,870		11,944
Notes payable to the Korea Energy Management Corporation	0.75 ~ 4.75	2009 ~ 2023		371,184		421,584
Notes payable to other Korean Government Funds	1.00 ~ 5.10	2009 ~ 2023		381,710		363,825
Fixed and floating rate debentures(1)(2)	0.56 ~ 14.00	2009 ~ 2038		33,708,805		36,795,036
Other notes payable(3)	0.20 ~ 12.00	2009 ~ 2015		1,895,464		1,613,960

Subtotal				37,034,498		39,893,616
Foreign currency-denominated
Floating rate debentures(1)	0.47 ~ 6.88	2009 ~ 2016		2,123,000		2,809,765
Other fixed and floating rate notes payable	0.45 ~ 7.54	2009 ~ 2013		1,395,847		1,665,043

Subtotal				3,518,847		4,474,808

Total senior debt				40,553,345		44,368,424
Subordinated
Won-denominated
Hybrid bonds(4)	5.70 ~ 7.02	2034 ~ 2038		495,033		922,469
Fixed and floating rate debentures(1)(5)	4.40 ~ 14.45	2009 ~ 2016		2,042,607		1,113,291
Convertible debt(6)	1.50	2009		299,670		299,670
Bond with warrants(6)	1.50	2009		282,665		282,665

Subtotal				3,119,975		2,618,095
Foreign currency-denominated
Hybrid bonds(7)	5.66 ~ 6.82	2035 ~ 2036		609,830		817,375
Fixed and floating rate debentures(1)	4.50 ~ 5.75	2014 ~ 2016		1,266,570		1,383,250

Subtotal				1,876,400		2,200,625

Total subordinated debt				4,996,375		4,818,720
Redeemable preferred stock(8)
Series 3 Redeemable preferred stock	—	—		168,504		—
Series 4 Redeemable preferred stock	4.04	2009		168,504		168,504
Series 5 Redeemable preferred stock	4.04	2010		168,504		168,504
Series 7 Redeemable preferred stock	—	—		365,000		—
Series 8 Redeemable preferred stock	7.86	2010		10,000		10,000

Total redeemable preferred stock				880,512		347,008

Long-term debt, gross				46,430,232		49,534,152
Less: Unamortized discounts				(64,461)		(51,013)
Add: Guaranteed interest				130,536		168,567

Long-term debt, net			~~W~~	46,496,307	~~W~~	49,651,706

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Note:

(1)	Interest rates on floating rate debt were those rates in effect at December 31, 2007 and 2008, respectively.

(2)	Majority of these debentures relate to miscellaneous bank borrowings from individual lenders.

(3)	The Group adopted fair value election under SFAS 155 on certain hybrid financial instrument. The fair value of those instruments were ~~W~~738,469 million and ~~W~~610,971 million as of December 31, 2007 and 2008, respectively, and related valuation gains (losses) (net) amounting to ~~W~~(24,199) million and ~~W~~204,512 million were recorded in net trading profits (losses).

(4)	Shinhan Bank has a call option that can be exercised five years after the issuance date, or earlier with the approval of the Financial Supervisory Service. The call options mature in 30 years from the issuance date, but may be extended by Shinhan Bank at any time.

(5)	Majority of these debentures relate to miscellaneous bank borrowings from corporate lenders and Korean governmental entities.

(6)	Shinhan Card (formerly LG Card) issued convertible bonds at July 21, 2003. As of December 31, 2008, 18,575 shares have been converted and 147,207 shares could be issued upon exercise of conversion right. Details of the convertible bonds are as follows:

Conversion period:	From three months after issuance date (July 21, 2003) to one month before redemption date (January 21, 2009)

Stock to be issued:	Common stock with par value of ~~W~~5,000 per share

Adjustment of conversion price:	The conversion price is adjusted for stock issuances without consideration, stock dividends, or stock issuances at a price lower than the market price.

Special arrangement:	In case of bankruptcy, claims to the principal of the convertible bond have a lower priority than all non-guaranteed, non-subordinated claim, but have a higher priority over claims of common and preferred stock shareholders and bondholders where special agreements inferior to convertible bonds apply.

Conversion price:	~~W~~2,035,704 per share as of December 31, 2008

Shihan Card (formerly LG Card) issued bonds with warrants at August 12, 2003. As of December 31, 2008, 1,179,249 shares have been issued and 142,157 shares could be issued upon exercise of the warrants. Details of the bonds with warrants are as follows:

Exercise period of the warrants:	From three months after issuance date (August 12, 2003) to one month before redemption date (February 12, 2009)

Stock to be issued:	Common stock with par value of ~~W~~5,000 per share

Adjustment of exercise price:	The exercise price is adjusted in case of stock issuances without consideration, stock dividends, or stock issuances at a price lower than the market price.

Special arrangement:	In case of bankruptcy, claims to the principal of the convertible bond have a lower priority than all non-guaranteed, non-subordinated claims, but have a higher priority over claims of common and preferred stock shareholders and bondholders where special agreements inferior to bond with warrants apply.

Payment method for stock:	Cash or bond redemption

Exercise price:	~~W~~1,988,393 per share as of December 31, 2008

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(7)	Shinhan Bank has a call option that can be exercised ten years after the issuance date. The call options mature in 30 years from the issuance date.

(8)	See Note 21 for the terms of the redeemable preferred stock.

Long-term debt is denominated predominately in Korean Won, US dollars, or Japanese Yen with both fixed and floating interest rates. Floating rates are generally determined periodically by formulas based on certain money market rates tied to the six-month London Interbank Offered Rate (LIBOR) or the monthly Public Fund Prime Rate published by the Korean government, and are reset on a monthly, quarterly or semi-annual basis. The weighted-average interest rate for long-term debt was 5.33% and 5.54% at December 31, 2007 and 2008, respectively. Certain long-term debt agreements contain cross-default provisions and accelerating clauses for early termination in the event of default.

The following table sets forth the aggregate amount of long-term debt by contractual maturities at December 31:

Years Ending	(In millions of Won)

2009	~~W~~	12,015,137
2010		11,948,718
2011		7,746,860
2012		2,794,310
2013		2,694,023
Thereafter		12,335,104

Long-term debt, gross		49,534,152
Less: Unamortized discount		(51,013)
Add: Guaranteed interest		168,567

Long-term debt, net	~~W~~	49,651,706

16.	Future Policy Benefits

The following table summarizes future policy benefits at December 31:

	2007		2008
	(In millions of Won)

Life insurance	~~W~~	3,833,904	~~W~~	4,013,630
Annuity contracts		1,767,625		1,914,616
Other contracts		907,180		996,061
Unpaid claims and claim adjustment expenses		260,313		336,026

	~~W~~	6,769,022	~~W~~	7,260,333

Life insurance liabilities include reserves for death and endowment policy benefits, and certain health benefits. Annuity contract liabilities include reserves for individual life contingent immediate annuities. Other contract liabilities include unearned revenue and certain other reserves for group and individual life and health products.

Future policy benefits are calculated using net level premium method based upon mortality, morbidity, persistency, and interest rate assumptions including provision for adverse deviation. Assumptions as to mortality, morbidity and persistency are based on the Group’s experience, or in certain instances, industry experience, when the basis of the reserve is established. For post-purchase, the best-estimated net investment rate used as the interest rate assumptions has been set to equal 6.08%, which is based on Shinhan Life Insurance’s 2009 planned asset allocation and investment return. For pre-purchase, the best-estimated net investment rate is 5.5% in lock-in method.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

On January 1, 2007, the Group adopted AICPA Statement of Position No. 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Cost in Connection with Modifications or Exchanges of Insurance Contracts (SOP 05-1). SOP 05-1 generally affects the accounting for internal replacements occurring after that date. SOP 05-1 requires reinstatements to be treated as substantial changes and Deferred Acquisition Cost (DAC), Unearned Reserve Liability (URL) and Deferred Profit Reserve (DPR) are written off in proportion to the amount of reinstatements. The effect of adopting this SOP was a loss of ~~W~~9,667 million (~~W~~7,009 million, net of tax). The impact on estimated gross profits and any related income tax effects of changes in accounting policy due solely to the adoption of this SOP, as applied to previously anticipated future internal replacements, could not practicably be disaggregated from other factors. Therefore, no amount was recorded to retained earnings as of the date of adoption.

17.	Accrued Expenses and Other Liabilities

The following table summarizes accrued expenses and other liabilities at December 31:

	2007		2008
	(In millions of Won)

Accrued interest and dividend payables	~~W~~	2,524,609	~~W~~	3,181,871
Payables for foreign exchange spot contracts		3,575,084		5,103,005
Accrued severance benefits		283,624		323,226
Accrued expenses		512,214		499,117
Accounts payable		1,572,258		1,800,354
Advances from customers		136,683		135,234
Unearned income		196,968		241,936
Other withholdings(except withholding taxes)		127,002		131,384
Income tax payable		621,106		605,560
Withholding value-added tax and other taxes		113,230		112,118
Deferred tax liabilities		476,707		168,327
Security deposits received		511,427		505,269
Due to agencies		1,071,153		702,238
Allowance for losses on off-balance sheet credit instruments		221,558		339,384
Utility bill payments received on behalf of government		197,792		396,709
Separate account liabilities		560,163		716,737
Other allowances(1)		539,246		489,723
Other		128,191		225,734

	~~W~~	13,369,015	~~W~~	15,677,926

Note:

(1)	Other allowances include assets retirement obligation, legal provision and allowance for reward on credit card use.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

18.	Commissions and Fees

The following table sets forth the details of commissions and fees from non-trust management activities for the years ended December 31:

	2006		2007		2008
	(In millions of Won)

Brokerage fees and commissions	~~W~~	479,327	~~W~~	857,551	~~W~~	626,033
Other fees and commissions:
Credit card fees		455,980		1,205,708		1,315,117
Commissions received on remittance		71,437		72,915		69,204
Commissions received on import and export letters of credit		57,411		56,344		70,043
Financial guarantee fees		21,745		27,249		40,356
Commissions received in foreign exchange activities		64,110		61,088		69,132
Commission received as agency		28,302		30,776		44,866
Commission received as electronic charge receipt		65,301		68,544		73,182
Other fees		267,771		231,466		287,282

Total other fees and commissions		1,032,057		1,754,090		1,969,182

	~~W~~	1,511,384	~~W~~	2,611,641	~~W~~	2,595,215

19.	Other Non-Interest Income and Other Non-Interest Expense

The following table sets forth the details of other non-interest income for the years ended December 31:

	2006		2007		2008
	(In millions of Won)

Gain on sale of premises and equipment	~~W~~	8,757	~~W~~	17,971	~~W~~	6,524
Income from operating leases		32,085		68,362		48,750
Rental income		16,718		19,120		19,049
Extinguished escheatment of deposits		28,513		28,299		20,224
Gain from exchange of membership interest to VISA shares		—		279,881		—
Gain on hedge activity		85,423		17,047		11,726
Other lease income		785		10,854		29,934
Income from partnering with foreign credit card companies		874		14,536		30,879
Income from brokering insurance		1,530		29,860		49,640
Income from collection of legal fees		669		17,774		17,017
Other		159,893		143,869		145,034

	~~W~~	335,247	~~W~~	647,573	~~W~~	378,777

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth the details of other non-interest expense for the years ended December 31:

	2006		2007		2008
	(In millions of Won)

Loss on sale of premises and equipment	~~W~~	11,089	~~W~~	10,840	~~W~~	4,920
Impairment loss on goodwill		129,285		—		128,394
Impairment loss on other investment		31,351		11,741		33,206
Loss on hedge activity		84,680		4,063		10,845
Expense of suspense payments related to credit and accident		36,708		2,157		176,456
Donations		25,089		44,326		178,258
Loss on disposal of other investment		30,583		6,640		5,810
Loss on equity method		329		6,594		10,462
Other		116,058		118,887		153,892

	~~W~~	465,172	~~W~~	205,248	~~W~~	702,243

20.	Common Stock

Issuances of common stock

On September 16, 2003, the Group listed its shares on the New York Stock Exchange (NYSE) and transferred its global depository shares listed on the Luxembourg Stock Exchange to NYSE as American depository shares. As of December 31, 2008, the Group had 396,199,587 shares of common stock issued and 396,199,058 shares of common stock outstanding.

Treasury stock

In 2006, Shinhan Bank and Good Morning Shinhan Securities sold 4,480,230 shares of the Group’s treasury stocks in the Korean stock market at various prices resulting in a credit to additional paid-in-capital of ~~W~~82,773 million (net of tax effect of ~~W~~31,397 million). Shinhan Bank held 7,129,967 shares of treasury stock as of December 31, 2006.

In 2007, Shinhan Bank sold 7,129,967 shares of the Group’s treasury stocks in the Korean Stock Market at various prices resulting in a credit to additional paid-in-capital of ~~W~~177,572 million (net of tax effect of ~~W~~67,373 million). Shinhan Card (formerly LG Card) held 529 shares of treasury stock as of December 31, 2007 and 2008.

21.	Redeemable Preferred Stock and Redeemable Convertible Preferred Stock

In August 2003, in connection with the acquisition of Chohung Bank, the Group issued 46,583,961 shares of redeemable preferred stock (RPS), par value of ~~W~~5,000 per share, with an aggregate estimated fair value of ~~W~~710,258 million and 44,720,603 shares of redeemable convertible preferred stock (RCPS), par value of ~~W~~5,000 per share, with an aggregate estimated fair value of ~~W~~714,780 million to KDIC, as well as 6,000,000 shares of RPS, par value of ~~W~~5,000 per share, with an aggregate estimated fair value of ~~W~~900,000 million to Strider ABS Specialty Co., Ltd. (Strider), a SPE established by the Group.

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

The RPS was initially measured at fair value and discounts are amortized over the period from the date of issuance to the redemption date using the effective interest method. The RPS is classified as long-term debt on the Group’s consolidated balance sheet as of December 31, 2008. In 2008, 11,750,126 shares amounting to ~~W~~533,504 million were redeemed.

The Series 9 RCPS was issued to KDIC on August 19, 2003, redeemable at any time after the 3rd anniversary date of the issue date and from time to time until the 5th anniversary date of the issue date. As of December 31, 2008, all the Series 9 RCPS were converted to common stock.

In connection with the acquisition of Shinhan Card (formerly LG card), the Group issued to the public 28,990,000 shares of RPS (Series 10), par value of ~~W~~5,000 per share, with an aggregate estimated fair value of ~~W~~2,899,000 million and 14,721,000 shares of RCPS (Series 11), par value of ~~W~~5,000 per share, with an aggregate estimated fair value of ~~W~~850,962 million.

The Series 10 RPS was issued to the public on January 25, 2007, redeemable from the 5th anniversary of the issue date to the 20th anniversary (Redemption Period). Redemption price is the aggregate of (1) the issue price, (2) the issue price × [number of days that have elapsed from the first day of the fiscal year during which redemption is made to the redemption date/365] × applicable interest rate as stated below (a and b), and (3) any accrued but unpaid dividends. The Group can elect to redeem, at its discretion, and is not obligated to redeem, the RPS in whole or in part. If the Group does not exercise its redemption rights during the Redemption Period, such redemption right will subsequently terminate and the RPS will remain as preferred shares without redemption rights. The holder of RPS will not have any voting rights, unless dividends on the RPS are not distributed in any given year, in which case each share of RPS will be given one voting right. The Group may redeem the RPS at ~~W~~100,000 per share.

The dividends on the RPS issued to the public are cumulative and non-participating on dividends on the common stock of the Group, and the stated dividend rates are as follows:

(a) From the issue date until the 5th anniversary of the issue date: 7.00% per annum.

(b) From the 5th anniversary of the issue date: interest rate payable on five-year treasury bonds issued by the Korean government on the day immediately preceding the 5th anniversary of the issue date + Spread + 100 bp

Spread: 7% — the interest rate payable on five-year treasury bonds issued by the Korean government on the day immediately preceding the issue date

Considering the RPS is redeemable at the option of the issuer, the Group, and is not mandatorily redeemable, the Series 10 RPS to the public is classified as stockholders’ equity on the Group’s consolidated balance sheet as of December 31, 2008.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Series 11 RCPS was issued to the public on January 25, 2007, convertible from the 1st anniversary of the issue date to the 5th anniversary and redeemable from the 5th anniversary of the issue date to the 20th anniversary. The holder can elect to convert, at its discretion, the RCPS in whole or in part into newly issued common stock of the Group at a conversion ratio of 1:1 at any time during the conversion period. If the holder does not exercise its conversion rights during the conversion period, such conversion right will subsequently terminate and the RCPS will remain as redeemable preferred shares without conversion rights. Redemption price is decided by the aggregate of (1) the issue price, (2) the issue price × [number of days that have elapsed from the first day of the fiscal year during which redemption is made to the redemption date/365] × applicable interest rate as stated below (a and b), and (3) any accrued but unpaid dividends. The Group can elect to redeem, at its discretion, and is not obligated to redeem, the RCPS in whole or in part. If the Group does not exercise its redemption rights during the redemption period, such redemption right will subsequently terminate and the RCPS will remain as preferred shares without redemption rights. The Group may redeem the RCPS from holder at ~~W~~57,806 per share.

The dividends on the RCPS issued to public are cumulative and non-participating on dividends on the common stock of the Group, and the stated dividend rates are as follows:

(a) From the issue date until the 5th anniversary of the issue date: 3.25% per annum.

(b) From the 5th anniversary of the issue date: interest rate payable on five-year treasury bonds issued by the Korean government on the day immediately preceding the 5th anniversary of the issue date + Spread + 100 bp

Spread: 7% — the interest rate payable on five-year treasury bonds issued by the Korean government on the day immediately preceding the issue date

By the same reason as the Series 10 RPS, the Series 11 RCPS issued to the public is classified as stockholders’ equity on the Group’s consolidated balance sheet as of December 31, 2008.

22.	Retained Earnings

The following table summarizes the details of retained earnings at December 31:

	2007		2008
	(In millions of Won)

Appropriated retained earnings for legal reserves under Korean GAAP	~~W~~	580,200	~~W~~	819,838
Unappropriated retained earnings under US GAAP		6,221,002		6,890,059

	~~W~~	6,801,202	~~W~~	7,709,897

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

The Group and its subsidiaries, including Shinhan Bank and Jeju Bank, are subject to various regulatory capital requirements administered by the Financial Services Commission (FSC), which are based on the Basel Committee on Banking Regulations and Supervisory Practices. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Group’s consolidated financial statements.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

From January 1, 2007, a bank holding company, which is a financial holding company controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8%. “Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the FSC requirements that have been formulated based on Bank of International Settlements standards. “Equity capital,” as applicable to bank holding companies, is defined as the sum of Tier I capital, Tier II capital and Tier III Capital less any deductible items, each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The FSC regulations also require that the computation be based on the Group’s consolidated financial statements under Korean GAAP and regulatory guidelines, which vary in certain significant respects from US GAAP.

The following table sets forth consolidated equity capital ratio of the Group mandated by the FSC at December 31:

	2007		2008
	(In millions of Won, except equity capital ratio)

Equity Capital	~~W~~	15,815,434	~~W~~	18,723,461
Risk-weighted assets		161,849,385		183,741,412
Consolidated equity capital ratio		9.77%		10.19%

In conformity with the FSC regulations, Shinhan Bank and Jeju Bank apply the FSC’s risk-adjusted capital ratios to evaluate their capital adequacy. Korean banking organizations engaged in international banking are required to maintain a minimum 8% total risk-based capital ratio calculated by dividing total risk-adjusted capital by total risk-weighted assets, including a Tier 1 capital ratio of at least 4%. All Korean banking organizations subject to the FSC regulations on minimum total risk-based capital ratio are also subject to periodic inspection by the Financial Supervisory Service (FSS). In the event that Shinhan Bank or Jeju Bank does not maintain a consolidated capital ratio of 8%, it is subject to corrective actions to be imposed by the FSS, as recommended by the FSC, based on the actual financial position and capital ratio of the respective banking subsidiaries.

In conformity with the FSC regulations, Shinhan Card also applies the FSC’s risk-adjusted capital ratios to evaluate their capital adequacy. Credit card organizations are required to maintain a minimum 8% total risk-based capital ratio calculated by dividing total risk-adjusted capital by total risk-weighted assets.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

As required by the FSC regulations, the following table sets forth the details of capital adequacy ratios of Shinhan Bank and Shinhan Card, subsidiaries considered material to the consolidated financial statements of the Group, under Korean GAAP and regulatory guidelines which vary in certain significant respects from US GAAP at December 31:

• Shinhan Bank

	2007		2008
	(In millions of Won,
	except capital ratio)

Tier 1 capital	~~W~~	10,346,985	~~W~~	12,388,534
Tier 2 capital		6,027,899		5,500,601

Total risk-adjusted capital	~~W~~	16,374,884	~~W~~	17,889,135

Total risk-weighted assets	~~W~~	135,495,682	~~W~~	133,140,142

Total risk-based capital ratio (%)		12.09%		13.43%
Tier 1 capital ratio (%)		7.64%		9.30%
Tier 2 capital ratio (%)		4.45%		4.13%

• Shinhan Card

	2007		2008
	(In millions of Won,
	except capital ratio)

Total risk-adjusted capital	~~W~~	3,662,472	~~W~~	3,906,057
Total risk-weighted assets		10,693,905		19,222,236
Total risk-based capital ratio (%)		34.25%		20.32%

The Group’s other subsidiaries, including Jeju Bank, Shinhan Life Insurance, Shinhan Capital and Good Morning Shinhan Securities are also subject to the capital ratio pursuant to other regulatory capital requirements of the FSC. At December 31, 2007 and 2008, the Group’s other subsidiaries met the regulatory capital requirements of the FSC.

24.	Income Taxes

The following table sets forth allocation of national and local income taxes between current and deferred portions for the years ended December 31:

	2006		2007		2008
	(In millions of Won)

Current tax expense
National	~~W~~	640,365	~~W~~	828,557	~~W~~	888,389
Local		64,036		82,855		88,839

Total current tax expense		704,401		911,412		977,228
Deferred tax expense
National		(49,632)		133,665		(256,634)
Local		(4,963)		13,367		(25,663)

Total deferred tax expense		(54,595)		147,032		(282,297)

Total tax expense	~~W~~	649,806	~~W~~	1,058,444	~~W~~	694,931

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

The following table sets forth a reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense for the years ended December 31:

	2006		2007		2008
	(In millions of Won, except tax rates)

Statutory tax rate		27.5%		27.5%		27.5%
Income before income tax expense, minority interest, and cumulative effect of a change in accounting principle	~~W~~	2,233,334	~~W~~	3,083,012	~~W~~	2,187,331
Income tax calculated at the statutory tax rate		614,167		847,828		601,516
Income not assessable for tax purposes		(223,044)		(328,315)		(104,862)
Expenses not deductible for tax purposes		329,395		468,802		96,434
Foreign tax rate differentials		(1,010)		39		(5,573)
Adjustment of deferred tax liability on investment in subsidiaries and associates		(16,387)		20,990		12,195
Change in statutory tax rate(1)		—		—		100,756
Change in valuation allowance		(54,222)		48,675		(5,683)
Other		907		425		148

Income tax expense	~~W~~	649,806	~~W~~	1,058,444	~~W~~	694,931

Note:

(1)	Pursuant to amendments to the Corporation Income Tax Law that was enacted in December 2008, the statutory tax rates changed from 27.5% in 2007 to 24.2% in 2009, and 22.0% in 2010 and thereafter.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The components of net deferred income tax assets and liabilities included in other assets and accrued expenses and other liabilities, respectively, at December 31, are as follows:

	2007		2008
	(In millions of Won)

Deferred income tax assets
Allowance for loan losses	~~W~~	342,678	~~W~~	208,781
Other allowances		229,809		267,724
Valuation of trading assets		17,424		25,105
Premises and equipment		108,055		188,426
Available-for-sale securities		450,898		749,379
Other assets		97,524		180,739
Future policy benefits		218,772		104,442
Long-term debt		162,687		40,724
Other temporary differences		98,926		80,759
Net operating loss carry forwards		219,966		66,181

		1,946,739		1,912,260
Less: Valuation allowance		(73,626)		(67,879)

Deferred income tax assets		1,873,113		1,844,381

Deferred income tax liabilities
Valuation of trading assets		—		(15,235)
Foreign exchange contracts and derivative instruments		(78)		(40,675)
Allowance for loan losses		(709,386)		(228,981)
Accrued interest and dividend receivable		(91,785)		(78,458)
Other assets		(968,811)		(1,012,208)
Other temporary differences		(86,077)		(68,276)

Deferred income tax liabilities		(1,856,137)		(1,443,833)

Net deferred income tax assets (liabilities)	~~W~~	16,976	~~W~~	400,548

Deferred income taxes at December 31, 2007 and 2008 are reflected in the consolidated balance sheets under the following captions:

	2007		2008
	(In millions of Won)

Other assets	~~W~~	493,683	~~W~~	568,875
Accrued expenses and other liabilities		(476,707)		(168,327)

Total net deferred tax liabilities	~~W~~	16,976	~~W~~	400,548

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Group will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2008. The amount of the deferred tax asset

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The valuation allowance was ~~W~~79,173 million and ~~W~~24,951 million as of January 1, 2006 and 2007, respectively. During the years ended December 31, 2006, 2007 and 2008, the valuation allowance increased (decreased) by ~~W~~(54,222) million, ~~W~~48,675 million and ~~W~~(5,747) million, respectively. As of December 31, 2008, the Group had net operating loss carryforwards totaling ~~W~~299,472 million.

The following table sets forth these net operating losses expiring in periods ranging from 2009 to 2012:

Years Ending	(In millions of Won)

2009	~~W~~	13,514
2010		65,132
2011		55,913
2012		164,913

	~~W~~	299,472

As discussed in Note 1 to the consolidated financial statements, the Group adopted the provisions of FIN 48 on January 1, 2007, resulting in a ~~W~~3,815 million cumulative effect of increase to retained earnings.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2007		2008
	(In millions of Won)

Beginning balance	~~W~~	231,117	~~W~~	217,636
Increases for tax positions of current year		12,241		12,740
Decreases for tax positions of prior years		(3,950)		(38,353)
Amounts of decreases in the unrecognized tax benefits relating to settlements		(21,772)		(38,269)

Ending balance	~~W~~	217,636	~~W~~	153,754

As of January 1, 2007, December 31, 2007 and 2008, the unrecognized tax benefits included above which would, if recognized, affect the effective tax rate are ~~W~~24,764 million, ~~W~~24,586 million and ~~W~~53,071 million, respectively.

The Group does not expect significant changes in the total amount of unrecognized tax benefits that may occur within the next 12 months, and as of December 31, 2008, the Korean income tax returns of the Group for the tax years subsequent to 2002 remain open to examination.

Interest expense and penalties related to unrecognized tax benefits recorded in income tax expense was ~~W~~123 million and ~~W~~16,778 million for the years ended December 31, 2007 and 2008, respectively. Accrued income tax-related interest and penalties increased to ~~W~~23,927 million and ~~W~~12,927 million at December 31, 2007 and ~~W~~41,679 million and ~~W~~12,857 million at December 31, 2008, respectively.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

25.	Earnings Per Share

The following is a reconciliation of the income and share data used in the basic and diluted earnings per share computation for the years ended December 31:

The following table sets forth the details of the calculation of earnings per share (EPS) for the years ended December 31:

	2006		2007		2008
	(In millions of Won, except per share data)

Basic EPS
Net income before cumulative effect of a change in accounting principle	~~W~~	1,565,668	~~W~~	1,929,612	~~W~~	1,480,699
Cumulative effect of a change in accounting principle, net of taxes		(10,184)		—		—
Accretion and dividends on redeemable preferred stock and redeemable convertible preferred stock		—		(214,793)		(230,586)

Net income attributable to common stock shareholders	~~W~~	1,555,484	~~W~~	1,714,819	~~W~~	1,250,113
Weighted-average number of common stocks outstanding (in thousands)		372,173		382,731		396,199
Net income per share
Net income before cumulative effect of a change in accounting principle	~~W~~	4,207	~~W~~	4,480	~~W~~	3,155
Cumulative effect of a change in accounting principle		(27)		—		—

Basic net earnings per share	~~W~~	4,180	~~W~~	4,480	~~W~~	3,155

Diluted EPS
Net income before cumulative effect of a change in accounting principle for purposes of computing diluted net income per share	~~W~~	1,565,668	~~W~~	1,929,612	~~W~~	1,480,699
Cumulative effect of a change in accounting principle, net of taxes		(10,184)		—		—
Dividends on redeemable preferred stock		—		(189,031)		(202,930)

Net income attributable to common stock shareholders	~~W~~	1,555,484	~~W~~	1,740,581	~~W~~	1,277,769
Weighted-average number of common stocks outstanding (in thousands)		372,173		382,731		396,199
Diluted effect of redeemable convertible preferred stock (in thousands)		—		13,753		14,721

Weighted-average number of common stock outstanding, assuming dilution (in thousands)		372,173		396,484		410,920
Net income per share
Net income before cumulative effect of a change in accounting principle	~~W~~	4,207	~~W~~	4,390	~~W~~	3,110
Cumulative effect of a change in accounting principle		(27)		—		—

Diluted net earnings per share	~~W~~	4,180	~~W~~	4,390	~~W~~	3,110

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

26.	Employee Severance Plans

Employees with one or more years of service are entitled to receive a lump-sum payment upon termination of their employment with the Group, based on their length of service and salary rates at the time of termination (the severance plan). Under the Korean National Pension Fund Law, the Group was required to pay a certain percentage of employee severance benefits to the National Pension Fund prior to April 1999. Additionally, the Group contributes voluntarily a certain percentage of employee severance benefits to a severance insurance deposit account (Severance Insurance Deposit) maintained for the benefit of employees at an insurance company. The Group has no additional liability once the amount has been contributed, thus the Group deducts contributions made to the National Pension Fund and the Severance Insurance Deposit from its accrued employee severance plan obligations. The compensation cost of employees’ severance benefit is recognized based on the vested benefits to which the employees are entitled if they immediately leave the Group.

Under limited circumstances, employees can withdraw their accumulated unpaid severance amounts before their termination of employment (interim severance payment). Such withdrawals were included in the amount of plan payments for the years ended December 31, 2007 and 2008. Total interim severance payments made by the Group in 2007 and 2008 were ~~W~~40,425 million and ~~W~~43,846 million, respectively. The Group paid severance benefits, excluding interim severance payments, of ~~W~~166,863 million and ~~W~~181,691 million and ~~W~~135,270 million for the years ended December 31, 2006, 2007 and 2008, respectively.

The following table sets forth the movements of accrued employee severance plan obligations included in accrued expenses and other liabilities at December 31:

	2007		2008
	(In millions of Won)

Balance at beginning of year	~~W~~	336,386	~~W~~	480,296
Accruals		278,747		224,758
Increase from acquisition of subsidiaries		87,279		2,652
Payments		(222,116)		(179,116)

		480,296		528,590
Less: Contributions to National Pension Fund and severance insurance deposit		(196,672)		(205,364)

Balance at end of year	~~W~~	283,624	~~W~~	323,226

The Group expects to pay the following future benefits to its employees upon their normal retirement age:

Years Ending	(In millions of Won)

2009	~~W~~	10,198
2010		4,905
2011		485
2012		3,367
2013		6,469
2014 ~ 2018		103,610

	~~W~~	129,034

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

27.	Employee Share-based Compensation and Other Benefits

Adoption of SFAS No. 123R

On January 1, 2006, the Group adopted SFAS No. 123R, Share-Based Payment (SFAS 123R), and Staff Accounting Bulletin No. 107, Share-Based Payment (SAB 107), using the modified prospective application method, which requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions. In connection with the adoption of SFAS 123R, the combined net earning impact was ~~W~~14,047 million pre-tax in cumulative effect of an accounting change, which recognizes the effect of initially measuring awards that will be settled at their fair values. The Group’s all compensation plans are classified as a liability using the fair-value-based method under SFAS 123R.

Employee stock-based compensation plan

The Group has various share-based compensation plans to reward its employees and key executives of the Group.

Share-based compensation expense was ~~W~~60,280 million, ~~W~~104,042 million and (~~W~~114,058) million in 2006, 2007 and 2008, respectively. The per share weighted fair value of the stock options granted to key employees, executives and directors of the Group was ~~W~~5,797 for 2006 and ~~W~~16,259 for 2007 and ~~W~~12,275 for 2008. These fair value amounts were calculated using the Monte Carlo simulation and the Partial Differential Equation (PDE) Solution model. Effective January 1, 2007, the Group changed its valuation model from the Black-Sholes model to the PDE Solution model for a more representative measurement of fair value of performance-based stock options.

The following table illustrates the significant assumptions used to estimate the fair value of share options at the grant date:

	Shinhan Financial Group
	2006	2007	2008

Risk-free interest rate	5.02%	4.69%	5.16%
Expected lives(1)	5.00 years	5.00 years	5.00 years
Expected volatility(2)	11.19%	32.12%	30.60%
Expected dividend rate	3.26%	3.06%	2.62%

Note:

(1)	Expected lives are calculated based on a simplified method since the Group does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term.

(2)	Expected volatility is based on implied volatility derived from historical volatility of the Group’s stock price.

Shinhan Financial Group Plan

Shinhan Financial Group has authorized 68,791,625 shares of options to be granted to purchase its common stock. Shinhan Financial Group granted to its key employees, managements and directors of the Group 1,004,200 options, 1,156,300 options, 1,301,600 options, 2,695,200 options, 3,296,200 options, 1,301,050 options and 808,700 options at an exercise price of ~~W~~18,910, ~~W~~11,800, ~~W~~21,595, ~~W~~28,006, ~~W~~38,829, ~~W~~54,560 and ~~W~~49,053 per share with vesting period of two years from the grant date in 2002, 2003, 2004, 2005, 2006, 2007 and 2008, respectively. Upon vesting, the 1st, 2nd and 3rd options may be exercised within three to four years while the 4th, 5th, 6th and 7th options may be exercised within four years after one year from vesting. Options granted to management and directors are performance-based and market-based linked to average market price of the Group’s three main domestic competitors’ shares. With regard to options granted on May 22, 2002, May 15, 2003, March 25, 2004, and March 30, 2005, Shinhan Financial Group decided to pay the difference between the exercise price and average market price in cash at the date of exercise. With regard to options granted on March 21, 2006,

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

March 20, 2007 and March 19, 2008, the Group may issue shares (new shares of common stock or treasury shares) upon settlement or pay in cash the difference between the exercise and average market price at the date of exercise.

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

A summary of the status of the Group’s unvested options as of December 31, 2008, and changes during the year ended December 31, 2008, is presented below:

	Shinhan Financial Group
		Weighted-
		Average
		Grant Date
	Number of	Fair Value
	Options	per Option
		(In Won)

Unvested at January 1, 2007	5,479,159	~~W~~	8,145
Granted	1,301,050		16,259
Vested	(2,369,031)		11,201
Forfeited	(455,180)		9,014

Unvested at December 31, 2007	3,955,998	~~W~~	8,884

Unvested at January 1, 2008	3,955,998	~~W~~	8,884
Granted	808,700		12,275
Vested	(2,765,738)		5,797
Forfeited	(138,202)		11,469

Unvested at December 31, 2008	1,860,758	~~W~~	14,754

Total fair value of shares vested during 2006, 2007 and 2008 were ~~W~~28,955 million, ~~W~~63,821 million and ~~W~~12,168 million, repectively. As of December 31, 2008, there was ~~W~~1,868 million of total unrecognized compensation cost related to unvested stock awards, net of the forfeiture provision. That cost is expected to be recognized over a weighted-average period of 0.6 years.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table presents the share option activities during the period indicated:

	Shinhan Financial Group					Shinhan Bank
		Weighted-					Weighted-
		Average					Average
		Exercise		Aggregate			Exercise		Aggregate
	Number	Price per		Intrinsic		Number	Price per		Intrinsic
	of Options	Option		Value		of Options	Option		Value
		(In Won)		(In million Won)			(In Won)		(In million Won)

Outstanding at January 1, 2006	5,326,793	~~W~~	22,848			885,401	~~W~~	5,106
Granted	3,296,200		38,829			—		—
Exercised	(277,849)		17,647			(216,379)		5,054
Forfeited	(393,884)		33,371			(280,000)		5,000

Outstanding at December 31, 2006	7,951,260		29,133	~~W~~	140,233	389,022		5,395	~~W~~	365
Granted	1,301,050		54,560			—		—
Exercised	(1,036,956)		17,973			(231,499)		5,562
Forfeited	(455,180)		43,165			—		—

Outstanding at December 31, 2007	7,760,174	~~W~~	34,065	~~W~~	151,986	157,523	~~W~~	5,150	~~W~~	330
Granted	808,700		49,053			—		—
Exercised	(1,379,042)		20,964			(135,173)		5,175
Forfeited	(138,202)		47,729			—		—

Outstanding at December 31, 2008	7,051,630	~~W~~	38,078	~~W~~	12,457	22,350	~~W~~	5,000	~~W~~	0

Exercisable at December 31, 2008	2,425,134	~~W~~	26,170	~~W~~	12,457	22,350	~~W~~	5,000	~~W~~	0

	Good Morning Shinhan Securities
		Weighted-Average		Aggregate
	Number	Exercise Price		Intrinsic
	of Options	per Option		Value
		(In Won)		(In million Won)

Outstanding at January 1, 2006	9,774,291	~~W~~	6,754
Granted	—		—
Exercised	(445,777)		5,076
Forfeited	(223,789)		5,000

Outstanding at December 31, 2006	9,104,725	~~W~~	6,879	~~W~~	12,744
Granted	—		—
Exercised	(3,408,956)		6,751
Forfeited	—		—

Outstanding at December 31, 2007	5,695,769	~~W~~	6,956	~~W~~	14,404
Granted	—		—
Exercised	(342,857)		5,273
Forfeited	—		—

Outstanding at December 31, 2008	5,352,912	~~W~~	7,064	~~W~~	0

Exercisable at December 31, 2008	5,352,912	~~W~~	7,064	~~W~~	0

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The total intrinsic value of options exercised during the years ended December 31, 2006, 2007, and 2008 was ~~W~~7,977 million, ~~W~~50,998 million, and ~~W~~36,747 million, respectively, and the amounts have been paid in cash during the year.

Share options outstanding at December 31, 2008 are as follows:

	Shinhan Financial Group
	Options Outstanding				Options Exercisable
		Weighted-
		Average	Weighted-			Weighted-		Weighted-
		Remaining	Average			Average		Remaining
	Number	Contractual	Exercise		Number	Exercise		Contractual
Exercise Price	Outstanding	Life(1)	Price		Exercisable	Price		Life(1)
			(In Won)			(In Won)		(In Won)

~~W~~11,800	165,253	0.37	~~W~~	11,800	165,253	~~W~~	11,800	0.37
21,595	276,623	0.23		21,595	276,623		21,595	0.23
28,006	1,983,258	3.25		28,006	1,983,258		28,006	3.25
38,829	2,765,738	4.22		38,829	—		—	—
54,560	1,157,898	5.22		54,560	—		—	—
49,053	702,860	6.21		49,053	—		—	—

	7,051,630	4.06	~~W~~	38,078	2,425,134	~~W~~	26,170	1.00

Shinhan Bank
	Options Outstanding				Options Exercisable
Weighted-
		Average	Weighted-			Weighted-		Weighted-
		Remaining	Average			Average		Remaining
	Number	Contractual	Exercise		Number	Exercise		Contractual
Exercise Price	Outstanding	Life(1)	Price		Exercisable	Price		Life(1)
			(In Won)			(In Won)		(In Won)

~~W~~5,000	22,350	0.23	~~W~~	5,000	22,350	~~W~~	5,000	0.23

	22,350	0.23	~~W~~	5,000	22,350	~~W~~	5,000	0.23

	Good Morning Shinhan Securities
	Options Outstanding				Options Exercisable
		Weighted-
		Average	Weighted-			Weighted-		Weighted-
		Remaining	Average			Average		Remaining
	Number	Contractual	Exercise		Number	Exercise		Contractual
Exercise Price	Outstanding	Life(1)	Price		Exercisable	Price		Life(1)
			(In Won)			(In Won)		(In Won)

~~W~~7,640	2,588,355	0.10	~~W~~	7,640	2,588,355	~~W~~	7,640	0.10
7,085	1,434,510	0.10		7,085	1,434,510		7,085	0.10
5,850	605,000	0.40		5,850	605,000		5,850	0.40
6,040	90,000	1.08		6,040	90,000		6,040	1.08
6,370	450,000	3.40		6,370	450,000		6,370	3.40
5,000	185,047	0.41		5,000	185,047		5,000	0.41

	5,352,912	0.43	~~W~~	7,064	5,352,912	~~W~~	7,064	0.43

Note:

(1)	Contractual life indicates the sum of service (vesting) period and exercisable period.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Employee Stock Ownership Association

In 2002, Shinhan Financial Group established an employee stock ownership association (the ESOA) covering most of their employees. The Group makes cash contributions to the ESOA on a periodic basis based on the Group’s actual performance relative to pre-specified net income. The Group’s cash contributions are used to purchase shares of the common stock of the Group on the Korean Stock Exchange. All shares acquired by the ESOA are unallocated, and are restricted for a period of four years pursuant to the plan agreements and regulations governing the ESOA. In addition, under the Securities and Exchange Act of Korea, employees participating in the ESOA have a right of first refusal, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered by the Group pursuant to the Securities and Exchange Act of Korea. Furthermore, this right is exercisable only to the extent that the total number of shares so acquired and held by such employees does not exceed 20% of the Group’s total number of shares then outstanding. For the years ended December 31, 2006, 2007 and 2008, the Group recorded in aggregate ~~W~~32,328 million, ~~W~~34,266 million and ~~W~~34,112 million in expenses related to the ESOA contributions, respectively.

28.	Fair Value Measurements

Effective January 1, 2008, the Group adopted SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, expands disclosure requirements around fair value and specifies a three-level fair value hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The Group determines the fair value of its financial instruments that are recognized or disclosed at fair value in the financial statements on a recurring basis in accordance with SFAS 157. The Group will not adopt certain provisions of this statement relate to nonfinancial assets and nonfinancial liabilities that are not measured at fair value on a recurring basis until January 1, 2009.

SFAS 157 requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is an exit price, defined as a price received in exchange of assets disposed or paid in transferring liabilities between market participants, at the measurement date. As such, the Group’s own assumptions reflect those market participants used in pricing the asset or liability at the measurement date. The following in the description of fair value hierarchy based on pricing inputs.

•	Level 1 — Quoted prices for identical instruments in active markets. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain securities that are highly liquid and are actively traded in over-the-counter markets.

•	Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurements. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques based on significant unobservable inputs, as well as management judgements or estimates that are significant to valuation.

The Group establishes and documents its policy and process for determining fair values. Fair value is based upon quoted market prices, where available. If quoted prices are not available, fair value is based upon internally developed models that primarily use, as inputs, market-based or independently sourced market parameters, including but not limited to yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves as well as other relevant factors.

The price transparency of financial instruments is a key determinant of the degree of judgment involved in measuring fair value of the Group’s financial instruments. Financial instruments for which actively quoted prices or

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

pricing parameters are available will generally have a higher degree of price transparency than those that are thinly traded or not quoted. In accordance with SFAS 157, the criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability.

As a result of the adoption of SFAS 157, the Group has made some amendments to the techniques used in measuring the fair value of derivatives and other positions. These amendments change the way that the probability of default of a counterparty is factored into the valuation of derivative positions and include the impact of the Group’s own credit risk on derivatives and other liabilities measured at fair value.

•	Credit valuation adjustments (“CVA”) are necessary when the market price (or parameter) is not indicative of the changes in credit quality of the counterparty. As few classes of derivative contracts are listed on an exchange, the majority of derivative positions are valued using internally developed models and the Group makes an adjustment necessary to reflect the credit quality of each derivative counterparty to arrive at fair value. The adjustment also takes into account contractual factors designed to reduce the Group’s credit exposure to each counterparty, such as collateral and legal rights of offset.

•	Debit valuation adjustments (“DVA”) are necessary to reflect the credit quality of the Group in the valuation of liabilities measured at fair value. This adjustment is incorporated into the Group’s valuations in accordance with SFAS 157. The methodology to determine the adjustment is consistent with CVA and incorporates the Group’s credit spread as observed through the credit default swap market.

The followings are descriptions of valuation methodologies used by the Group to measure various financial instruments at fair value.

Trading and available-for-sale securities and securities sold short, not yet purchased:  The fair values of the securities included in trading assets and available-for-sale securities included in securities and securities in short position included in short-term borrowings are recognized in the consolidated balance sheets based on quoted market prices, where available. For the securities traded in the over-the-counter market, the Group generally determines fair value utilizing internal valuation techniques or based on prices obtained from independent pricing services or brokers. Trading securities and derivatives recorded by using valuation methods and prices obtained from pricing services or brokers are generally classified as Level 2 except in the cases where such quoted prices include unobservable inputs to the models, then such financial instruments are classified as Level 3. The Group validates prices received from pricing services or brokers using a variety of methods, including, but not limited to, comparison to secondary pricing services, corroboration of pricing by reference to other independent market data such as secondary broker quotes and relevant benchmark indices, and review of pricing by the Group’s personnel familiar with market liquidity and other market-related conditions. The Group has internal price verification procedures and reviews fair value methodology documentation provided by independent pricing services.

Derivatives assets and liabilities:  The majority of derivatives entered into by the Group are traded in over-the-counter markets and no quoted market prices are available approximating their fair values.. The valuation of those derivatives are determined using internal models that require the use of multiple market inputs such as interest rate, prices and indices to generate continuous yield or pricing curves and volatility factors. The over-the-counter derivatives are placed in either Level 2 or Level 3 depending on the observability of the significant inputs to the model.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Assets and liabilities measured at fair value on a recurring basis

As of December 31, 2008, 18.57% and 5.12% of the Group’s total assets and total liabilities, respectively, represented instruments measured at fair value on a recurring basis. The following table presents assets and liabilities measured at fair value on a recurring basis by fair-value hierarchy levels as of December 31, 2008.

	Level 1		Level 2		Level 3		Total
	(In millions of Won)

Assets measured at fair value
Trading assets
Trading securities	~~W~~	2,156,756	~~W~~	4,281,378	~~W~~	227,277	~~W~~	6,665,411
Derivative instruments		1,549		11,554,585		420,660		11,976,794
Other trading assets — commodity indexed deposits		—		58,737		—		58,737
Securities
Available-for-sale securities		11,196,242		18,449,498		100,364		29,746,104
Other assets
Hedging derivative instruments		—		3,801		—		3,801
Liabilities measured at fair value
Trading liabilities
Derivative instruments		274		11,179,770		430,605		11,610,649
Other trading liabilities — commodity indexed deposits		—		220,016		—		220,016
Short-term borrowings
Securities sold short, not yet purchased		9,417		—		—		9,417
Long-term debt
Equity linked securities sold		—		—		610,971		610,971
Other liabilities
Hedging derivatives instruments		—		12		—		12

Changes in Level 3 items measured at fair value on a recurring basis

In circumstances where observable market data are not available, significant unobservable inputs are utilized to determine fair value. In such cases, the securities are classified as Level 3. Assets and liabilities categorized as Level 3 as of December 31, 2008 represented 1.54% and 8.37% of the Group’s total assets and total liabilities measured at fair value on a recurring basis. Both observable and unobservable inputs may be used to determine the fair value of positions that the Group has classified within the Level 3 category. As a result, the realized and unrealized gains and losses for assets and liabilities within the Level 3 category presented in the tables below may include changes in fair value that were attributable to both observable and unobservable inputs.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2008:

			Total Realized/Unrealized				Transfers
			Gains (Losses) Recorded in				in and/or			Purchases,				Unrealized
	January 1,			Trading			Out of			Issuances and	December 31,			Gains (Losses)
	2008			Revenues	Others(1)		Level 3(2)			Settlements	2008			Still Held(3)
	(In millions of Won)

Trading assets
Trading securities	~~W~~	482,354	~~W~~	(75,948)	~~W~~	—	~~W~~	—	~~W~~	(179,129)	~~W~~	227,277	~~W~~	(75,626)
Derivatives instruments		164,648		296,635		—		52,074		(92,697)		420,660		386,652
Investments
Available-for-sale securities		164,949		(6,542)		(48,202)		—		(9,841)		100,364		5,803
Trading liabilities
Derivatives instruments		491,425		47,642		—		33,310		(46,488)		430,605		(98,072)
Long-term debt
Equity linked securities sold		738,469		137,871		—		—		10,373		610,971		204,512

Note:

(1)	Includes the change in fair value of available-for-sale securities and other investments, change in accumulated other comprehensive income (loss), gains (losses) from sales and impairment losses.

(2)	Transfers into or out of Level 3 are made if the inputs used in the financial models measuring the fair values of the assets and liabilities became unobservable or observable, respectively. These transfers are effective as of the beginning of the year, and any gains or losses occurring on these assets and liabilities during the year are presented as Level 3.

(3)	Represents the amount of total gains or losses for the year ended December 31, 2008, included in earnings (and accumulated other comprehensive income (loss) for changes in fair value of available-for-sale investments and other investment) attributable to the change in fair value relating to assets and liabilities classified as Level 3 that are still held at December 31, 2008.

The significant changes in Level 3 assets and liabilities for the year ended December 31, 2008 are as follows:

A net decrease in available-for-sale securities of ~~W~~48,202 million was mainly driven by recognition of other-than-temporary impairment of CDOs which are included in earnings.

The changes in the Level 3 derivative assets and liabilities of ~~W~~256,012 million and ~~W~~(60,820) million were mainly due to:

(i) The Group transferred ~~W~~52,074 million and ~~W~~33,310 million of derivatives assets and liabilities from the Level 2 into the Level 3 category in the fair-value hierarchy during the year ended December 31, 2008. The valuation of these derivatives is affected by the credit valuation and debt valuation adjustments, which is based on an internal valuation technique, and the extent of such adjustment was significant enough to render the fair-value hierarchy of the respective instruments into the lower level.

(ii) The changes in the Level 3 realized/unrealized gains (losses) from trading derivatives were due to gain of ~~W~~296,635 million and ~~W~~47,642 million relating to derivative assets and liabilities, respectively, and these gains include both realized and unrealized gains during the year.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Items measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a non-recurring basis and are not included in the tables above. These assets and liabilities primarily include assets measured at cost that have been written down to fair value during the period as a result of an impairment.

The following table presents other assets of which balances at December 31, 2008 are measured at fair value as a result of recognition of other-than-temporary impairment.

	Level 1		Level 2		Level 3		Impairment Loss
	(In millions of Won)

Other assets — other investments	~~W~~	67,201	~~W~~	—	~~W~~	17,755	~~W~~	33,206

The Group recorded goodwill impairment charges of ~~W~~128,394 million at December 31, 2008, as determined based on Level 3 inputs. See Note 10 for additional information on goodwill impairment.

29.	Fair Value of Financial Instruments (SFAS 107 Disclosure)

SFAS No. 107, Disclosures About Fair Value of Financial Instruments (SFAS 107), requires the disclosure of the estimated fair value of financial instruments including those financial instruments for which the Group did not elect the fair value option. The fair values of such instruments have been derived, in part, by management’s assumptions, the estimated amount and timing of future cash flows and estimated discount rates. Different assumptions could significantly affect these estimated fair values. Accordingly, the net realizable values could be materially different from the estimates presented below. In addition, the estimates are only indicative of the value of individual financial instruments and should not be considered an indication of the fair value of the Group.

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

Held-to-maturity securities:  The fair values for held-to-maturity securities are based on quoted market prices, or quoted market prices of comparable instruments if the quoted market prices are not available.

Nonmarketable equity investments:  Nonmarketable equity investments, which are recorded in other assets, consist primarily of private equity investments. The fair values of these investments are based on the latest obtainable net asset value of the investees and adjusted for other-than-temporary impairment losses.

Loans:  Loans and advances are net of allowance for loan losses. The fair values of loans are generally determined by discounting both principal and interest cash flows expected to be collected using an observable discount rate for similar instruments with adjustments that management believes a market participant would consider in determining fair value. The Group estimates the cash flows expected to be collected using interest rate and prepayment risk models that incorporate management’s best estimate of current key assumptions, such as default rates, loss severity and prepayment speeds for the life of the loan.

Deposits:  The carrying amounts of variable-rate interest and non-interest-bearing deposits approximate their fair values at the balance sheet date. Fair values for fixed rate interest-bearing deposits are estimated using discounted cash flow analysis using market interest rates currently offered for deposits with similar maturities.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Short-term borrowings:  The carrying amounts of call money, securities sold under repurchase agreements and short-term borrowings approximate their fair values due to their short-term nature and negligible losses due to credit risks.

Long-term debt:  The fair values of long-term borrowings are estimated based on quoted market prices, where available. For those notes where quoted market prices are not obtainable, a discounted cash flow analysis is used based on the Group’s current incremental borrowing rates for similar types of borrowing arrangements.

Secured borrowings:  The fair values for securities sold under agreements to repurchase are estimated using discounted cash flow analysis that applies current market interests offered for arrangements with similar maturities as no quoted market price is available. The fair values for beneficial interests issued by the VIEs are based on market quotes where available, or discounted cash flow analysis using market interest rates.

The following disclosures represent financial instruments in which the ending balance are not carried at fair value in its entirety on the Group’s consolidated balance sheets at December 31:

	2007				2008
	Carrying				Carrying
	Amount		Fair Value		Amount		Fair Value
	(In millions of Won)

Financial assets:
Financial assets for which carrying value approximates fair value	~~W~~	12,238,681	~~W~~	12,238,681	~~W~~	12,842,990	~~W~~	12,842,990
Interest-bearing deposits in banks		1,093,830		1,093,830		1,626,880		1,626,880
Held-to-maturity securities		8,224,279		8,166,017		8,696,144		8,872,951
Loans		149,722,605		149,858,106		167,308,055		169,075,453
Non-marketable equity investments included in other assets		1,502,282		3,045,605		1,686,165		2,372,982

Total Financial assets	~~W~~	172,781,677	~~W~~	174,402,239	~~W~~	192,160,234	~~W~~	194,791,256

Financial liabilities:
Financial liabilities for which carrying value approximates fair value	~~W~~	4,341,918	~~W~~	4,341,918	~~W~~	6,120,236	~~W~~	6,120,236
Deposits		106,403,647		105,198,346		122,704,495		123,416,833
Short-term borrowings		15,557,046		15,557,046		23,215,574		23,215,574
Secured borrowings		11,451,665		11,464,648		10,225,777		10,288,417
Long-term debt		45,757,838		44,463,830		49,040,735		48,609,805

Total Financial liabilities	~~W~~	183,512,114	~~W~~	181,025,788	~~W~~	211,306,817	~~W~~	211,650,865

The differences between the carrying amounts and the fair values of guarantees, commercial letters of credit, standby letters of credit, and other lending commitments are immaterial to the consolidated financial statements.

30.	Derivative Instruments, Hedging Activities and Credit Derivatives

Derivative Instruments

The Group enters into foreign exchange futures, forwards, options and swaps, to enable customers to transfer, modify or reduce their interest rate, foreign exchange and other market risks; it also trades these products for its own account. In addition, the Group uses derivatives as an end-user in connection with its risk management activities. Derivatives are used to manage interest rate risk relating to specific groups of on-balance sheet assets and liabilities,

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

including investments, loans, and long-term debt. In addition, foreign exchange contracts are used to hedge the foreign currency denominated debt, net capital exposures and foreign exchange transactions.

The fair values of derivatives not qualifying for hedge accounting are included in trading assets(or trading liabilities) and any changes in fair values are included in net trading profits(losses). The fair values of derivatives qualifying for hedge accounting are included in other assets(or accrued expenses and other liabilities) and the earning impact of these fair value hedges and the changes in fair values attributable to the risk being hedged for the hedged item are included in non-interest income(or non-interest expense).

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

Hedging Activities

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

Credit Derivatives

The Group enters into credit derivatives primarily to facilitate client transactions and to manage credit risk exposures. Credit derivatives derive value based on an underlying third party-referenced obligation or a portfolio of referenced obligations and generally require the Group as the seller of credit protection to make payments to a buyer upon the occurrence of a predefined credit event. Such credit events generally include bankruptcy of the referenced credit entity and failure to pay under the obligation, as well as acceleration of indebtedness and payment repudiation or moratorium. For credit derivatives based on a portfolio of referenced credits or credit indices, the Group may not be required to make payment until a specified amount of loss has occurred and/or may only be required to make payment up to a specified amount.

For most credit derivatives, the notional value represents the maximum amount payable by the Group. However, the Group does not exclusively monitor its exposure to credit derivatives based on notional value because this measure does not take into consideration the probability of occurrence. As such, the notional value is not a reliable indicator of the Group’s exposure to these contracts. Instead, a risk framework is used to define risk tolerances and establish limits to help to ensure that certain credit risk-related losses occur within acceptable, predefined limits.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Credit derivative instruments in which the Group is the seller of credit protection and their expiration at December 31, 2008 are as follows:

	Maximum Payout/Notional Amount
			Protection Purchased
			with Identical
	Protection Sold		Underlyings(1)		Net Protection Sold
	(In millions of Won)

Credit derivatives :
Credit default swaps	~~W~~	108,025	~~W~~	—	~~W~~	108,025
Credit linked notes		37,725		—		37,725

Note:

(1)	Represents the notional amount of purchased credit derivatives where the Group is a protection seller on the identical underlying reference instrument.

	Credit Derivatives Ratings/Maturity Profile
	Less than		One to		Over		Total		Fair Value
	One Year		Five Years		Five Years		Notional Amout		Liability(2)
	(In millions of Won)

Risk rating of reference entity :
AAA to BBB-(1)	~~W~~	—	~~W~~	133,175	~~W~~	12,575	~~W~~	145,750	~~W~~	15,148

Note:

(1)	The Group consideres ratings of BBB- or higher to meet the definition of investment grade.

(2)	Represents the netted amount of credit default swaps included in trading liabilities amounting to ~~W~~39,077 million and credit linked notes included in available-for-sale securities amounting to ~~W~~23,929 million.

31.	Commitments and Contingencies

Legal and Tax Contingencies

In the ordinary course of business, the Group is involved in tax and legal proceedings, claims and litigation. As of December 31, 2008, the Group has 244 pending lawsuits as a defendant (total amount: ~~W~~269,888 million). In the opinion of management, based on current knowledge and after consultation with external counsel, the outcome of such matters will not have a material adverse effect on the Group’s consolidated financial statements.

Lease Commitments

At December 31, 2008, the Group is obliged under a number of non-cancelable operating leases for premises and equipment used primarily for banking purposes. Total rent expense for the years ended December 31, 2006, 2007 and 2008 was ~~W~~151,808 million, ~~W~~232,901 million and ~~W~~220,839 million, respectively. Pursuant to the terms of non-cancelable lease agreements pertaining to premises and equipment in effect at December 31, 2008, future minimum rental commitments under various non-cancelable operating leases are as follows:

Years Ending	(In millions of Won)

2009	~~W~~	80,889
2010		62,652
2011		51,213
2012		28,487
2013		10,513
Thereafter		10,780

	~~W~~	244,534

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

In lieu of rent, certain lease agreements require the Group to advance a non-interest-bearing refundable security deposit to the landlord for the Group’s use during the lease term. The amount of the advance is determined by the prevailing market rate. The Group has recorded rent expense and interest income related to these leases of ~~W~~33,872 million, ~~W~~75,090 million and ~~W~~43,286 million on deposit balances of ~~W~~1,053,346 million, ~~W~~1,194,775 million and ~~W~~1,222,172 million for the years ended December 31, 2006, 2007 and 2008, respectively. Such amounts were calculated based on the fixed interest rate for time deposits with similar maturities.

Credit Commitments and Guarantees

The following table summarizes the contractual amounts relating to unused credit commitments at December 31:

	2007		2008
	(In millions of Won)

Commitments to extend credit:
Corporate	~~W~~	65,611,150	~~W~~	49,872,646
Credit card		46,078,856		52,577,454
Consumer(1)		6,967,675		8,350,144
Commercial letters of credit		3,517,684		3,005,711

	~~W~~	122,175,365	~~W~~	113,805,955

Note:

(1)	Excludes credit card.

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

The Group provides a variety of guarantees to its customers to enhance their credit standing and enable them to complete a variety of business transactions. The maximum potential amount of future payments represents the notional amounts that could be lost under the guarantees if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Certain guarantees issued or modified after December 31, 2002 that are not derivative contracts have been recorded on the Group’s consolidated balance sheets at their fair value at inception. The Group has recorded this amount in other liabilities with an offsetting entry in other assets. As cash is received under such arrangements and applied to other assets, the liability recorded at inception is amortized into income as commissions and fees over the life of the contract. The majority of these guarantees expire without being drawn upon. As a result, total contractual amounts are not representative of the Group’s expected future cash outlay.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The table below summarizes all of the Group’s guarantees at December 31, 2008:

											Maximum
	Expire		Expire		Total		Current		Amount of		Potential
	Within		After		Notional		Carrying		Recourse or		Amount of
	One		One		Amount		Liability		Collateral		Future
	Year		Year		Outstanding		Amount(1)		Held		Payments
	(In millions of Won)

Financial stand-by letters of credit	~~W~~	331,004	~~W~~	74,739	~~W~~	405,743	~~W~~	10,531	~~W~~	124,363	~~W~~	405,743
Other financial guarantees		755,130		57,213		812,343		3,616		176,212		812,343
Performance letters of credit and guarantees		7,831,213		3,719,015		11,550,228		196,413		1,749,505		11,550,228
Liquidity facilities to SPEs		337,300		1,753,473		2,090,773		13,776		—		2,090,773
Loans sold with recourse		—		225		225		130		—		225
Guarantees on trust accounts		428,032		3,098,359		3,526,391		—		—		3,526,391

	~~W~~	9,682,679	~~W~~	8,703,024	~~W~~	18,385,703	~~W~~	224,466	~~W~~	2,050,080	~~W~~	18,385,703

Note:

(1)	Includes allowance for guarantees and liabilities recorded under FIN. 45.

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

Liquidity facilities to SPEs represent irrevocable commitments to provide contingent liquidity credit lines including commercial paper purchase commitments to SPEs for which the Group serves as the administrator. The SPEs are established by clients to obtain funding from the commercial paper market or the corporate debt market by transferring assets to the SPEs. The Group has commitments to provide liquidity to the SPEs in amounts up to ~~W~~2,090,773 million at December 31, 2008. Although the Group does not sell assets to these SPEs, it would be required to provide funding under the liquidity facilities in the event that the SPEs do not hold enough funds to make scheduled payments on their outstanding senior debt securities. Under the commercial paper purchase commitments, the Group is required to purchase commercial paper issued by the SPEs when enough funding is not available in the commercial paper market. The Group has limited credit exposure to these SPEs because the risk of first loss is borne by the clients or other third parties, or the SPEs are over-collateralized with the assets sold to them.

Loans sold with recourse represent certain nonperforming loans the Group sold to Korea Asset Management Corporation (KAMCO) prior to 1999. These are accounted for as sales and derecognized from the consolidated balance sheets since control over these loans has been surrendered. The sales agreements contain a recourse liability under which KAMCO can obligate the Group to repurchase certain of these related loans if the related debtors fail to perform in accordance with specific restructuring plans. The recourse liability has no expiration date. Outstanding

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

loans for which the Group has a recourse obligation amounted to ~~W~~1,228 million at December 31, 2007 and 2008. At December 31, 2007 and 2008, the Group has recorded in accrued expenses and other liabilities, ~~W~~136 million and ~~W~~130 million, respectively, representing its estimated obligation to repurchase the loans with recourse.

Guarantees on trust accounts represent guarantee on the Guaranteed Principal Money Trusts which require the Group to guarantee the return of the principal amount invested at the termination of a fixed term deposit. The Group manages and administers trust assets in the capacity as a fiduciary on behalf of its customers. Trust assets and liabilities are excluded from the consolidated financial statements of the Group, and are recorded in separate accounts from those of the Group’s business. See Note 32 and 34 for further discussion related to trust accounts.

Pledged Assets

The following table sets forth the primary components of assets pledged as collateral for borrowings and other purposes at December 31:

	2007		2008
	(In millions of Won)

Restricted cash	~~W~~	640	~~W~~	42,479
Trading securities		2,374,484		2,938,989
Available-for-sale securities		7,423,344		7,342,153
Held-to-maturity securities		4,674,240		5,278,368
Loans		7,317,202		7,687,576
Real estate		31,252		25,298
Other assets		7,485		7,161

	~~W~~	21,828,647	~~W~~	23,322,024

32.	Concentrations of Geographic and Credit Risks

Geographic Risk

Loans to borrowers based in Korea represented approximately 98% and 96% of the Group’s loan portfolio at December 31, 2007 and 2008, respectively. Investments in debt and equity securities of Korean entities represented approximately 98% and 97% of the Group’s investment portfolio at December 31, 2007 and 2008, respectively.

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

The Group regularly monitors various segments of its credit risk portfolio to assess potential concentration of risks and to obtain collateral when deemed necessary. Except for securities issued by KDIC, BOK and other governmental entities, no entity was responsible for 10% or more of the Group’s total loans outstanding, trading assets and liabilities, available-for-sale securities, held-to-maturity debt securities or total interest and dividend income at December 31, 2007 and 2008 and for each of the three years ended on December 31, 2008.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table presents major products including both on-balance sheet (100% loans) and off-balance sheet (principally commitments to extend credit) exposures at December 31:

	2007						2008
	Credit		On-Balance		Off-Balance		Credit		On-Balance		Off-Balance
	Exposure		Sheet		Sheet		Exposure		Sheet		Sheet
	(In millions of Won)

Commercial and industrial	~~W~~	102,010,404	~~W~~	48,485,436	~~W~~	53,524,968	~~W~~	107,999,663	~~W~~	55,466,168	~~W~~	52,533,495
Other commercial		58,488,146		30,311,497		28,176,649		52,840,975		37,637,026		15,203,949
Lease financing		1,370,092		1,370,092		—		1,591,437		1,591,437		—
Mortgage and home equity		31,895,982		31,495,258		400,724		36,605,643		36,182,970		422,673
Credit cards		60,759,658		14,680,802		46,078,856		67,214,538		14,637,084		52,577,454
Other consumer		32,041,738		25,474,788		6,566,950		32,954,245		25,026,774		7,927,471

	~~W~~	286,566,020	~~W~~	151,817,873	~~W~~	134,748,147	~~W~~	299,206,501	~~W~~	170,541,459	~~W~~	128,665,042

33.	Related Party Transactions

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

Loans to Executives, Directors and Affiliated Parties

The following table summarizes the movements in the amount of loans to executive officers, directors, director nominees, their immediate families and companies affiliated with the directors at December 31:

	2007		2008
	(In millions of Won)

Loans at beginning of the year	~~W~~	171,763	~~W~~	109,557
New loans		87,068		180,232
Repayments		(149,274)		(35,326)

Loans at end of the year	~~W~~	109,557	~~W~~	254,463

The following table sets forth the outstanding balances at December 31, and the related income and expense for the years ended December 31 for related party transactions:

	2006				2007				2008
			Executives,				Executives,				Executives,
			Directors and				Directors and				Directors and
	Trust		Affiliated		Trust		Affiliated		Trust		Affiliated
	Accounts		Parties		Accounts		Parties		Accounts		Parties
	(In millions of Won)

Loans	~~W~~	—	~~W~~	171,763	~~W~~	—	~~W~~	109,557	~~W~~	—	~~W~~	254,463
Trust fees payable		8,846		—		5,836		—		9,514		—
Short-term borrowings		957,812		—		1,044,059		—		929,175		—
Other liabilities		602		—		41,479		—		39,365		—
Other interest income		—		—		—		—		—		—
Net trust management fees		70,093		—		62,641		—		33,567		—
Interest expense on short-term borrowings		28,267		—		44,675		—		42,929		—
Interest on loans		—		3,863		—		3,668		—		5,844

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

Operating revenue and expense and interest revenue and expense, related to both third party and intersegment transactions, are included in determining the operating earnings of each respective segment. The provision for income tax is comprised of corporate income tax and resident tax surcharges. Income tax expenses are allocated to the respective segment based upon performance.

Transactions between the business segments are reflected on terms established by management.

Geographic segment disclosures have been excluded as assets and revenues attributable to external customers in foreign countries are not significant.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth information about reporting segments at and for the years ended December 31:

	2006
	Shinhan Bank
					Treasury &		Other		Securities								Subtotal		US		Inter-
	Retail		Corporate		International		Banking		Brokerage		Credit		Life				before		GAAP		Segment
	Banking		Banking		Business		Services		Services(1)		Card(2)		Insurance		Other		Elimination		Adjustments		Transactions(3)		Total
	(In millions of Won)

Net interest income	~~W~~	2,273,556	~~W~~	833,140	~~W~~	(171,910)	~~W~~	612,172	~~W~~	66,779	~~W~~	717,696	~~W~~	227,637	~~W~~	58,664	~~W~~	4,617,734	~~W~~	(598,230)	~~W~~	(38,706)	~~W~~	3,980,798
Non-interest income		596,646		222,985		6,109,968		1,033,758		1,258,781		1,296		2,134,346		2,436,079		13,793,859		(9,757,104)		(250,102)		3,786,653

Total revenues		2,870,202		1,056,125		5,938,058		1,645,930		1,325,560		718,992		2,361,983		2,494,743		18,411,593		(10,355,334)		(288,808)		7,767,451
Provision(reversal) for credit losses		291,656		141,568		(13,099)		44,692		2,578		92,021		2,314		49,291		611,021		(384,918)		(257)		225,846
Non-interest expense(4)		1,318,635		437,400		5,576,739		1,194,854		1,173,243		430,395		2,187,251		418,108		12,736,625		(7,661,637)		(209,480)		4,865,508
Depreciation and amortization		97,557		4,456		3,638		89,217		15,637		12,318		6,619		28,560		258,002		212,805		—		470,807

Net income (loss) before tax		1,162,354		472,701		370,780		317,167		134,102		184,258		165,799		1,998,784		4,805,945		(2,521,584)		(79,071)		2,205,290
Income tax expense (benefit)		336,819		133,151		104,442		89,340		37,912		(47,834)		44,265		29,230		727,325		(79,227)		1,708		649,806

Net income (loss)		825,535		339,550		266,338		227,827		96,190		232,092		121,534		1,969,554		4,078,620		(2,442,357)		(80,779)		1,555,484
US GAAP adjustments		735,044		(624,388)		(549,431)		23,600		4,698		25,761		(25,608)		(2,032,033)		(2,442,357)		—		—		—
Intersegment transactions		(13,536)		(21,975)		(165,196)		(4,516)		9,848		120,492		16,645		(22,541)		(80,779)		—		—		—

Consolidated net income (loss)	~~W~~	1,547,043	~~W~~	(306,813)	~~W~~	(448,289)	~~W~~	246,911	~~W~~	110,736	~~W~~	378,345	~~W~~	112,571	~~W~~	(85,020)	~~W~~	1,555,484	~~W~~	—	~~W~~	—	~~W~~	1,555,484

Segments’ total assets	~~W~~	70,533,863	~~W~~	33,462,110	~~W~~	26,653,700	~~W~~	23,557,387	~~W~~	4,126,940	~~W~~	3,558,415	~~W~~	6,225,865	~~W~~	25,583,922	~~W~~	193,702,202	~~W~~	(9,569,507)	~~W~~	(9,045,257)	~~W~~	175,087,438

Note:

(1)	Securities brokerage business is conducted through Good Morning Shinhan Securities.

(2)	Credit card business is conducted through Shinhan Card and the credit card segment in Shinhan Bank(formerly Chohung bank).

(3)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management reporting system.

(4)	Includes cumulative effect of change in accounting principle of ~~W~~10,184 million.

	2007
	Shinhan Bank
					Treasury &		Other		Securities								Subtotal		US		Inter-
	Retail		Corporate		International		Banking		Brokerage		Credit		Life				before		GAAP		Segment
	Banking		Banking		Business		Services		Services(1)		Card(2)		Insurance		Other		Elimination		Adjustments		Transactions(3)		Total
	(In millions of Won)

Net interest income	~~W~~	2,328,020	~~W~~	863,827	~~W~~	(265,242)	~~W~~	815,499	~~W~~	137,274	~~W~~	2,804,150	~~W~~	292,659	~~W~~	92,810	~~W~~	7,068,997	~~W~~	(1,581,689)	~~W~~	(316,952)	~~W~~	5,170,356
Non-interest income		967,520		265,988		5,463,967		1,766,806		1,803,377		197,496		2,401,362		3,414,529		16,281,045		(11,102,429)		(440,410)		4,738,206

Total revenues		3,295,540		1,129,815		5,198,725		2,582,305		1,940,651		3,001,646		2,694,021		3,507,339		23,350,042		(12,684,118)		(757,362)		9,908,562
Provision(reversal) for credit losses		222,432		136,542		37,535		63,112		6,960		301,406		1,234		(26,475)		742,746		(726,059)		63,872		80,559
Non-interest expense		1,280,449		463,689		5,855,173		1,042,168		1,666,125		1,539,765		2,501,624		626,413		14,975,406		(8,726,318)		(221,486)		6,027,602
Depreciation and amortization		112,157		4,331		1,404		132,482		14,869		77,981		7,795		29,729		380,748		442,888		(11,291)		812,345

Net income (loss) before tax		1,680,502		525,253		(695,387)		1,344,543		252,697		1,082,494		183,368		2,877,672		7,251,142		(3,674,629)		(588,457)		2,988,056
Income tax expense (benefit)		473,033		147,850		(195,740)		378,466		75,920		194,420		51,335		(545,223)		580,061		517,298		(38,915)		1,058,444

Net income (loss)		1,207,469		377,403		(499,647)		966,077		176,777		888,074		132,033		3,422,895		6,671,081		(4,191,927)		(549,542)		1,929,612
US GAAP adjustments		114,637		227,325		(1,059,718)		(36,445)		(30,913)		55,501		(138,793)		(3,323,521)		(4,191,927)		—		—		—
Intersegment transactions		(1,671)		(359,599)		5,144		(644)		14,860		(204,560)		50,391		(53,463)		(549,542)		—		—		—

Consolidated net income (loss)	~~W~~	1,320,435	~~W~~	245,129	~~W~~	(1,554,221)	~~W~~	928,988	~~W~~	160,724	~~W~~	739,015	~~W~~	43,631	~~W~~	45,911	~~W~~	1,929,612	~~W~~	—	~~W~~	—	~~W~~	1,929,612

Segments’ total assets	~~W~~	76,218,864	~~W~~	38,958,864	~~W~~	30,535,586	~~W~~	29,392,573	~~W~~	6,685,978	~~W~~	16,880,921	~~W~~	7,410,857	~~W~~	45,991,211	~~W~~	252,074,854	~~W~~	(11,470,798)	~~W~~	(18,982,152)	~~W~~	221,621,904

Note:

(1)	Securities brokerage business is conducted through Good Morning Shinhan Securities.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(2)	Credit card business is conducted through Shinhan Card and the credit card segment in Shinhan Bank(formerly Chohung Bank).

(3)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management reporting system.

	2008
	Shinhan Bank
					Treasury &		Other		Securities								Subtotal			US		Inter-
	Retail		Corporate		International		Banking		Brokerage		Credit		Life				before			GAAP		Segment
	Banking		Banking		Business		Services		Services(1)		Card(2)		Insurance		Other		Elimination			Adjustments		Transactions(3)	Total
	(In millions of Won)

Net interest income	~~W~~	2,309,914	~~W~~	2,476,414	~~W~~	(578,185)	~~W~~	134,540	~~W~~	184,408	~~W~~	2,958,371	~~W~~	357,085	~~W~~	(500,365)	~~W~~	7,342,182	~~W~~	(1,528,543)	~~W~~	(34,267)	~~W~~	5,779,372

Non-interest income		1,999,084		5,339,037		27,961,314		2,773,492		1,531,926		631,799		2,505,032		5,028,456		47,770,140		(42,109,891)		(1,088,832)		4,571,417

Total revenues		4,309,998		7,815,451		27,383,129		2,908,032		1,716,334		3,590,170		2,862,117		4,528,091		55,112,322		(43,638,434)		(1,123,099)		10,350,789

Provision(reversal) for credit losses		361,749		326,219		(3,660)		244,541		29,009		43,110		9,189		33,407		1,043,564		457,233		(64,199)		1,436,598

Non-interest expense		2,718,954		5,426,404		27,940,895		3,261,292		1,463,084		2,159,435		2,657,719		1,071,084		46,698,867		(40,193,949)		(637,773)		5,867,145

Depreciation and amortization		105,439		4,650		1,607		124,384		14,832		63,250		8,816		19,322		342,300		529,116		—		871,416

Net income (loss) before tax		1,122,856		2,058,178		(555,713)		(722,185)		209,409		1,324,375		186,393		3,404,278		7,027,591		(4,430,834)		(421,127)		2,175,630

Income tax expense (benefit)		309,441		74,099		(51,527)		124,396		53,108		383,800		47,160		44,888		985,365		(191,269)		(99,165)		694,931

Net income (loss)		813,415		1,984,079		(504,186)		(846,581)		156,301		940,575		139,233		3,359,390		6,042,226		(4,239,565)		(321,962)		1,480,699

US GAAP adjustments		(53,561)		(480,122)		149,673		(8,694)		(15,169)		(503,266)		256,082		(3,584,508)		(4,239,569)		—		—		—

Intersegment transactions		24,855		(416,592)		(2,033)		9,177		(9,375)		248,781		6,717		(183,492)		(321,962)		—		—		—

Consolidated net income (loss)	~~W~~	784,709	~~W~~	1,087,365	~~W~~	(356,546)	~~W~~	(846,098)	~~W~~	131,757	~~W~~	686,090	~~W~~	402,032	~~W~~	(408,610)	~~W~~	1,480,699		—		—	~~W~~	1,480,699

Segments’ total assets	~~W~~	84,746,067	~~W~~	46,860,042	~~W~~	50,672,104	~~W~~	31,290,886	~~W~~	7,315,710	~~W~~	17,051,579	~~W~~	8,517,262	~~W~~	48,041,984	~~W~~	294,495,634	~~W~~	(15,492,069)	~~W~~	(18,030,432)	~~W~~	260,973,133

Note:

(1)	Securities brokerage business is conducted through Good Morning Shinhan Securities.

(2)	Credit card business is conducted through Shinhan Card.

(3)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management reporting system.

35.	Trust Accounts

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

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

36.	Securitizations and Variable Interest Entities

The Group securitizes sells and services corporate loans, credit card receivables, mortgage and student loans. In certain situations, the Group also provides liquidity guarantees to investors in the form of beneficial interests and standby letters of credit as discussed in Note 31.

The Group recognized net gain(loss) of ~~W~~(5,018) million, ~~W~~8,099 million, and ~~W~~1,196 million in 2006, 2007, and 2008, respectively, related to securitizations and sale of loans in which the Group has surrendered control.

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

On December 31, 2008, the Group adopted FSP FAS 140-4 and FIN 46R-8 which requires additional disclosures about its involvement with consolidated and unconsolidated VIEs and expanded the population of VIEs to be disclosed. For example, an unconsolidated vehicle that was sponsored by the Group is now included in the disclosures because the Corporation has a variable interest in the vehicle, even though that interest is not a significant variable interest. The following disclosures incorporate these requirements.

The Group determined that the Group was the primary beneficiary of a VIE if the Group absorbs a majority of the expected losses of the VIE, receives a majority of the expected residual returns of the VIE, or both. The Group used qualitative and quantitative assessment to determine whether the Group was the primary beneficiary of a VIE.

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

There was no change in consolidation scope for VIEs during the period presented except for the following cases: VIEs included for the first time due to a transaction occurred during the period, and VIEs excluded from the consolidation scope due to disposals or lapse of contracts. Also, the Group has not provided any financial or other support during the periods presented to the variable interest entity that it was not previously contractually required to provide.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table presents the carrying amounts and classification of assets and liabilities of VIEs which have been consolidated by the Group at December 31:

	Asset-Backed				Guaranteed Fixed
	Securitizations		Investment Trusts		Rate Money Trusts		Total
	(In millions of Won)

December 31, 2007
Consolidated Assets
Loans	~~W~~	6,929,270	~~W~~	—	~~W~~	712	~~W~~	6,929,982
Securities		3,480,354		1,756,183		1,735		5,238,272
Other assets		542,822		117,540		11,292		671,654

Total Assets(1)	~~W~~	10,952,446	~~W~~	1,873,273	~~W~~	13,739	~~W~~	12,839,908

December 31, 2008
Consolidated Assets
Loans	~~W~~	7,359,077	~~W~~	43,720	~~W~~	599	~~W~~	7,403,396
Securities		2,627,863		1,680,910		1,787		4,310,560
Other assets		500,497		191,689		3,483		695,669

Total Assets(1)	~~W~~	10,487,437	~~W~~	1,916,319	~~W~~	5,869	~~W~~	12,409,625

Consolidated Liabilities
Total Liabilities(1)	~~W~~	5,155,354	~~W~~	6,035	~~W~~	6,991	~~W~~	5,168,380

Note:

(1)	Total assets and total liabilities of consolidated VIEs are reported net of intercompany balances that have been eliminated in consolidation.

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

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table presents the aggregated total assets of VIEs where the Group holds a significant variable interest or is a sponsor that holds a variable interest in a VIE, but is not the VIE’s primary beneficiary, and the Group’s maximum exposure to loss as a result of its involvement with the VIEs, and the carrying amount and classification of the assets and liabilities in the Group’s statement of financial position that relate to the Group’s variable interest in the VIEs at December 31:

							Guaranteed
							Principal
			SPEs Created				Money Trusts
	Asset-Backed		for Structured		Investment		& Performance		Other
	Securitizations		Financing		Trusts		Based Trusts		Vehicles		Total
	(In millions of Won)

December 31, 2007
Maximum exposure to loss(1)	~~W~~	5,494,596	~~W~~	12,224,085	~~W~~	187,000	~~W~~	3,543,665	~~W~~	765,463	~~W~~	22,214,809
Total assets of VIEs		21,193,107		28,140,755		489,187		3,672,727		11,053,949		64,549,725

December 31, 2008
Maximum exposure to loss(1)	~~W~~	4,757,476	~~W~~	12,014,374	~~W~~	1,495,887	~~W~~	3,510,352	~~W~~	1,609,127	~~W~~	23,387,216
Total assets of VIEs		16,611,636		27,685,011		7,744,614		3,687,839		12,522,675		68,251,775

On-Balance Sheet Assets
Loans	~~W~~	1,821,505	~~W~~	6,536,367	~~W~~	—	~~W~~	—	~~W~~	141,078	~~W~~	8,498,950
Securities		1,218,770		160,582		833,148		—		200,680		2,413,180
Other assets		27,907		4,230		53		—		663		32,853

Total	~~W~~	3,068,182	~~W~~	6,701,179	~~W~~	833,201	~~W~~	—	~~W~~	342,421	~~W~~	10,944,983

On-Balance Sheet Liabilities	~~W~~	17,525	~~W~~	4,998	~~W~~	32	~~W~~	—	~~W~~	2,241	~~W~~	24,796

Note:

(1)	The Group’s maximum exposure to loss often differs from the carrying amount of assets and liabilities in Group’s balance sheet that relate to the Group’s variable interest in the VIEs. The maximum exposure to loss is dependent on the nature of the Group’s variable interest in the VIEs and is limited to the notional amounts of certain liquidity facilities, other credit support, derivatives and investments the Group has made in the VIEs.

As most of these liquidity facilities expire without being drawn, the total variable interest in these VIEs is not, in the Group’s view, representative of the Group’s actual future funding requirement.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

37.	Other Comprehensive Income

The following table sets forth the movements of other comprehensive income, net of tax:

	Foreign		Net Unrealized		Accumulated
	Currency		Gain on		Other
	Translation		Available-for-		Comprehensive
	Adjustments		Sale Securities		Income
	(In millions of Won)

Balance at January 1, 2006	~~W~~	(24,447)	~~W~~	(75,750)	~~W~~	(100,197)
Foreign currency translation adjustment, net of tax effect of ~~W~~5,050		(13,315)		—		(13,315)
Unrealized net gains on available-for-sale securities, net of tax effect of ~~W~~32,147		—		86,961		86,961
Reclassifications from other comprehensive income to net income, net of tax effect ~~W~~63,510		—		167,434		167,434

Balance at December 31, 2006		(37,762)		178,645		140,883
Cumulative adjustment for accounting change, net of tax effect of ~~W~~104		—		274		274
Foreign currency translation adjustment, net of tax effect of ~~W~~3,018		7,958		—		7,958
Unrealized net gains on available-for-sale securities, net of tax effect of ~~W~~263,852		—		696,471		696,471
Reclassifications from other comprehensive income to net income, net of tax effect ~~W~~31,629		—		(83,386)		(83,386)

Balance at December 31, 2007		(29,804)		792,004		762,200
Foreign currency translation adjustment, net of tax effect of ~~W~~52,607		142,257		—		142,257
Unrealized net losses on available-for-sale securities, net of tax effect of ~~W~~79,924		—		(214,571)		(214,571)
Reclassifications from other comprehensive income to net income, net of tax effect ~~W~~33,781		—		(94,405)		(94,405)

Balance at December 31, 2008	~~W~~	112,453	~~W~~	483,028	~~W~~	595,481

38.	Shinhan Financial Group Co., Ltd.

Shinhan Financial Group Co., Ltd. (the Parent Company) coordinates the activities of its various subsidiaries to offer a comprehensive line of financial services to its customers, and serves as the primary source of funding for its non-banking subsidiaries including Shinhan Card, Good Morning Shinhan Securities, Shinhan Capital.

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

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table presents the cash dividends paid to the Parent Company by its subsidiaries and affiliates for the three years ended December 31:

	2006		2007		2008
	(In millions of Won)

Cash dividends paid by:
Consolidated subsidiaries	~~W~~	465,525	~~W~~	489,990	~~W~~	1,931,865
Equity method investees		5,616		4,915		12,010

	~~W~~	471,141	~~W~~	494,905	~~W~~	1,943,875

The Parent Company’s condensed balance sheets as of December 31, 2007 and 2008, and the related condensed statements of income and cash flows for each of three-year period ended December 31, 2006, 2007 and 2008 are as follows:

CONDENSED BALANCE SHEETS

	2007		2008
	(In millions of Korean Won)

Assets
Deposits with banking subsidiary	~~W~~	131,994	~~W~~	670,815
Receivables from subsidiaries:
Non-banking subsidiaries		1,415,000		2,410,000
Investment (at equity) in subsidiaries:
Banking subsidiaries		11,799,398		12,693,260
Non-banking subsidiaries		11,654,325		10,353,528
Premises and equipment		1,545		2,237
Other assets		173,997		206,928

Total assets	~~W~~	25,176,259	~~W~~	26,336,768

Liabilities and stockholders’ equity
Short-term debt	~~W~~	1,255,000	~~W~~	1,155,300
Long-term debt		6,888,270		7,411,010
Accrued expenses and other liabilities		122,897		118,390

Total liabilities	~~W~~	8,266,167	~~W~~	8,684,700

Stockholders’ equity		16,910,092		17,652,068

Total liabilities and stockholders’ equity	~~W~~	25,176,259	~~W~~	26,336,768

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

CONDENSED STATEMENTS OF INCOME

	2006		2007		2008
	(In millions of Korean Won)

Income
Dividends from banking subsidiaries	~~W~~	428,412	~~W~~	301,123	~~W~~	406,516
Dividends from non banking subsidiaries		42,729		193,782		1,537,359
Interest income from banking subsidiaries		3,977		—		7,329
Interest income from non banking subsidiaries		75,173		63,762		116,914
Other income		19,189		54,408		148,008

Total income		569,480		613,075		2,216,126
Expenses
Interest expense		239,115		401,342		442,683
Salaries and employee benefits		15,641		33,720		4,813
Other expense		36,154		23,042		44,445

Total expenses		290,910		458,104		491,941

Income before income tax expense (benefit) and undistributed net income of subsidiaries		278,570		154,971		1,724,185
Income tax expense (benefit)		(12,610)		33,235		14,560

Income before undistributed net income of subsidiaries		291,180		121,736		1,709,625
Equity in undistributed net income of subsidiaries:
Banking subsidiaries		925,639		967,433		261,237
Non-banking subsidiaries		338,665		840,443		(490,163)

Net income	~~W~~	1,555,484	~~W~~	1,929,612	~~W~~	1,480,699

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2006		2007		2008
	(In millions of Korean Won)

Cash flows from operating activities
Net income	~~W~~	1,555,484	~~W~~	1,929,612	~~W~~	1,480,699
Less: Net income of subsidiaries		(1,735,446)		(2,302,781)		(1,714,949)

Parent Company net loss		(179,962)		(373,169)		(234,250)
Depreciation on premises and equipment		857		714		811
Grant of stock options		(1,872)		—		—
Cash dividends from subsidiaries and equity method investees		471,141		494,905		1,943,875
Interest expense		28,675		29,088		27,208
Unrealized foreign exchange gain		(5,838)		—		—
Unrealized foreign exchange loss		5,838		—		—
Other assets, net (excluding assets for LG Card acquisition)		(6,463)		27,131		8,427
Accrued expense and other liabilities, net		(38,498)		35,480		(5,062)

Net cash provided by operating activities		273,878		214,149		1,741,009

Cash flows from investing activities
Changes in receivables from subsidiaries		293,140		(229,928)		(995,000)
Increase in investment in subsidiaries		—		(7,215,876)		(967,011)
Decrease in investment in subsidiaries		—		—		977,471
Net change in premises and equipment		(87)		(556)		(1,503)
Increase in other assets (relating to LG Card acquisition in 2007)		(519,318)		(16,190)		(45,678)

Net cash used in investing activities		(226,265)		(7,462,550)		(1,031,721)

Cash flows from financing activities
Net change in short-term debt		34,812		1,135,000		(99,700)
Proceeds from issuance of long-term debt		2,300,000		3,350,000		1,480,000
Repayments of long-term debt		(1,700,131)		(972,362)		(978,763)
Proceed from the issuance of stock		—		3,736,238		—
Net change in treasury stock		(29)		(48)		—
Cash dividends paid		(278,078)		(336,994)		(572,004)

Net cash provided by (used in) financing activities		356,574		6,911,834		(170,467)

Net increase(decrease) in cash and due from banks		404,187		(336,567)		538,821
Cash and due from banks, beginning of year		64,374		468,561		131,994

Cash and due from banks, end of year	~~W~~	468,561	~~W~~	131,994	~~W~~	670,815

Cash paid for interest	~~W~~	210,441	~~W~~	375,573	~~W~~	421,180

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

39.	Subsequent Events

Acquisition and Merger of Subsidiaries in 2009

In 2008, the Group has reached an agreement with BNP Paribas Group to merge Shinhan BNP Paribas Investment Trust Management Co., Ltd. and SH Asset Management Co., Ltd. (SH AMC). Shinhan BNP Paribas is a joint venture between the Group and BNP Paribas Group and SH AMC is a wholly-owned subsidiary of the Group. The merger was completed on January 1, 2009 and Shinhan BNP Paribas is the surviving entity; while SH AMC was discharged as of the date of this merger. All of the shares of SH AMC have been exchanged for shares of the merged company at the agreed ratio of 0.7860830 common stock of the merged company for every one share of SH AMC in accordance with the terms of the Merger Agreement and the Applicable Law. Furthermore, on January 2, 2009, the Group sold SH BNPP shares (8.5% of total outstanding shares) to BNPP to maintain 65% stake of SH BNPP after the merger (1,276,162 shares, at ~~W~~18,023 per share).

Participation in Rights Offering of a Subsidiary

On January 30, 2009, the Group participated in a rights offering of Jeju Bank and acquired 5,549,055 shares of par value ~~W~~5,000 per share. As a result, the Group’s ownership interest in Jeju Bank increased from 62.42% to 68.88%.

Rights Issuance

In accordance with a resolution of the Board of Directors’ meeting held on February 2, 2009, the Group announced issuance of 78,000,000 new common shares by way of rights offering. 15,600,000 shares (20% of the total new common shares to be issued) were first offered to members of Employee Stock Ownership Association, and the remaining 62,400,000 shares (80% of the total new common shares to be issued) were offered to existing shareholders as of February 18, 2009, the record date, in the ratio of 0.145244351 shares to 1 existing share. The subscription price for the common shares was ~~W~~16,800 per share and the aggregate proceeds from the rights offering was ~~W~~1,310,400 million (prior to adjustments for underwriting commissions and other offering expenses). The rights offering resulted in a capital increase of approximately 16.4% and the proceeds are to be used to support the Group’s existing business operations and other general corporate purposes.

INDEX OF EXHIBITS

1.1	Articles of Incorporation, last amended as of March 17, 2009 (in English)†
2.1	Form of Common Stock Certificate (in English)†*
2.2	Form of Deposit Agreement to be entered into among Shinhan Financial Group, Citibank, N.A., as depositary, and all owners and holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipt*
2.3	Long-term debt instruments of Shinhan Financial Group, Shinhan Bank and other consolidated subsidiaries for which financial statements are required to be filed are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Shinhan Financial Group agrees to furnish the Commission on request a copy of any instrument defining the rights of holders of its long-term debt and that of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.*
4.1	Stock Purchase Agreement by and between Korea Deposit Insurance Corporation and Shinhan Financial Group dated July 9, 2003**
4.2	Investment Agreement by and between Shinhan Financial Group and Korea Deposit Insurance Corporation dated July 9, 2003*
4.3	Agreed Terms, dated June 22, 2004, by and among the President of Korea Deposit Insurance Corporation, CEO of Shinhan Financial Group, CEO of Chohung Bank, Chairman of the National Financial Industry Labor Union of Korea and the Head of the Chohung Bank Chapter of the National Financial Industry Labor Union*
4.4	Merger Agreement between Shinhan Bank and Chohung Bank (in English)†***
4.5	Split-Merger Agreement between Shinhan Card and Chohung Bank (in English)†***
4.6	Form of Share Purchase Agreement, dated January 17, 2006, by and between Shinhan Financial Group and the holders of the redeemable preferred shares and the redeemable convertible shares issued by Shinhan Financial Group as part of the funding for the acquisition of LG Card Co., Ltd. (in English)†***
4.7	LG Card Acquisition Agreement, dated 2006, between Korea Development Bank and 13 other financial institutions, on the one hand, and Shinhan Financial Group†****
8.1	List of all subsidiaries of Shinhan Financial Group
12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act
12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act
13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)
13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

†	A fair and accurate translation from Korean into English.

*	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003.

**	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003. Confidential treatment has been requested for certain portions of the Stock Purchase Agreement.

***	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 30, 2006.

****	Incorporated by reference to registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 30, 2008.

E-1