Form 20-F
period 2009-12-31
SHINHAN FINANCIAL GROUP CO LTD
filed 2010-06-28
CIK 1263043

As filed with the Securities and Exchange Commission on June 28, 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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

Sung Hun Yu, +822 6360 3071(T), irshy@shinhan.com, +822 6360 3082 (F), 120, 2- Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102 Korea
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
None

Indicate the number of outstanding shares of each of Shinhan Financial Group’s classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report: 474,199,587 shares of common stock, par value of Won 5,000 per share.

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

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

ii

EXPLANATORY NOTE

Acquisition of LG Card

On March 19, 2007, we acquired the controlling equity interest in LG Card, the largest credit card company in Korea. Effective as of September 21, 2007, we completed the acquisition of the remaining LG Card shares, and LG Card became our wholly-owned subsidiary. On October 1, 2007, LG Card assumed all of the assets, liabilities, and contracts of the former Shinhan Card, our then-existing credit card subsidiary, and changed its name to “Shinhan Card.” On the same date, the former Shinhan Card changed its name to “SHC Management Co., Ltd.” SHC Management Co., Ltd. is currently in liquidation proceedings. Unless otherwise indicated, statistical and financial information relating to Shinhan Card for the year ended December 31, 2007 include the corresponding information of the former Shinhan Card for the period from January 1, 2007 through September 30, 2007 and the corresponding information of LG Card (renamed Shinhan Card on October 1, 2007) for the period from March 1, 2007 through December 31, 2007. See “Item 5. Operating and Financial Review and Prospects — Acquisition of LG Card.”

CERTAIN DEFINED TERMS, CONVENTIONS AND CURRENCY OF PRESENTATION

Unless otherwise specified or the context otherwise requires:

•	the terms “we,” “us,” “our,” “Shinhan Financial Group,” “SFG” and the “Group” mean Shinhan Financial Group Co., Ltd. and its consolidated subsidiaries;

•	the terms “Shinhan Financial Group Co., Ltd.”, “our company” and “our holding company” mean Shinhan Financial Group Co., Ltd.

All references to “Korea” or the “Republic” contained in this annual report mean The Republic of Korea. All references to the “Government” mean the government of The Republic of Korea. The “Financial Supervisory Service” is the executive body of the Financial Services Commission (“FSC”). References to “MOSF” are to the Ministry of Strategy and Finance.

Our fiscal year ends on December 31 of each year. All references to a particular year are to the year ended December 31 of that year.

The currency of the primary economic environment in which we operate is Korean Won.

In this annual report, unless otherwise indicated, all references to “Won” or ‘‘~~W~~” are to the currency of The Republic of Korea, and all references to “U.S. Dollars,” “Dollars,” “$” or “US$” are to the currency of the United States of America. Unless otherwise indicated, all translations from Won to Dollars were made at ~~W~~1163.65 to US$1.00, which was the noon buying rate in the City of New York on December 31, 2009 for cable transfers according to the H.10 statistical release of the Federal Reserve Board (the “Noon Buying Rate”). On June 11, 2010, the Noon Buying Rate was ~~W~~1,245.9 to US$1.00. The Noon Buying Rate has been volatile recently and the U.S. Dollar amounts referred to in this report should not be relied upon as an accurate reflection of our results of operations. We expect this volatility to continue in the near future. No representation is made that the Won or U.S. Dollar amounts referred to in this report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

Unless otherwise indicated, the financial information presented in this annual report has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Any discrepancies in the tables included herein between totals and sums of the amounts listed are due to rounding.

FORWARD LOOKING STATEMENTS

This annual report includes “forward-looking statements,” as defined in Section 27A of the U.S. Securities Act, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), including statements regarding our expectations and projections for future operating performance and business prospects. The words “believe,” “expect,” “anticipate,” “estimate,” “project” and similar words used in connection with any discussion of our future operating or financial performance identify forward-looking statements. In addition, all statements other than statements of historical facts included in this annual report are forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. This annual report discloses, under the caption “Item 3.D. Risk Factors” and elsewhere, important factors that could cause actual results to differ materially from our expectations (“Cautionary Statements”). Included among the factors discussed under the caption “Item 3.D. Risk Factors” are the followings risks related to our business, which could cause actual results to differ materially from those described in the forward-looking statements: the risk of adverse impacts from an economic downturn; increased competition; market volatility in securities and derivatives markets, interest or foreign exchange rates or indices; other factors impacting our operational plans; or legislative or regulatory developments. We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this annual report. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

ITEM 3.A.	Selected Financial Data

The selected consolidated income statement and balance sheet data set forth below for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 have been derived from our consolidated financial statements which have been prepared in accordance with U.S. GAAP. Our consolidated financial statements as of and for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 have been audited by independent registered public accounting firm KPMG Samjong Accounting Corp.

You should read the following data with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included in “Item 18. Financial Statements”. Historical results do not necessarily predict future results.

Consolidated Income Statement Data

	Year Ended December 31,
	2005		2006		2007		2008		2009		2009
	(In billions of Won and millions of US$, except per common share data)

Interest and dividend income	~~W~~	7,488	~~W~~	8,893	~~W~~	12,149	~~W~~	14,734	~~W~~	12,597	$10,826
Interest expense		4,014		4,912		6,979		8,955		7,376	6,339

Net interest income		3,474		3,981		5,170		5,779		5,221	4,487
Provision (reversal) for credit losses		(183)		226		81		1,437		2,201	1,892
Noninterest income		2,945		3,786		4,738		4,572		5,685	4,885
Noninterest expense		3,641		5,308		6,745		6,726		7,137	6,134
Income tax expense		1,015		650		1,057		695		424	364
Income before extraordinary item and effect of accounting change		1,946		1,583		2,025		1,493		1,144	982
Cumulative effect of a change in accounting principle, net of taxes		—		(10)		—		—		—	—

Net income	~~W~~	1,946	~~W~~	1,573	~~W~~	2,025	~~W~~	1,493	~~W~~	1,144	$982
Net Income attributable to noncontrolling interest		16		18		95		12		10	8

Net income attributable to the Group	~~W~~	1,930	~~W~~	1,555	~~W~~	1,930	~~W~~	1,481	~~W~~	1,134	$974

Net income per common shares (in currency unit):
Net income — basic(1)(3)(4)	~~W~~	5,467	~~W~~	3,964	~~W~~	4,250	~~W~~	2,993	~~W~~	1,957	$1.68
Net income — diluted(2)(3)(4)		5,157		3,964		4,172		2,955		1,955	1.67
Weighted average common shares outstanding-basic (in thousands of common shares)		351,496		392,340		403,475		417,673		461,500	—
Weighted average common shares outstanding-diluted (in thousands of common shares)		374,212		392,340		417,228		432,394		476,221	—

Notes:

(1)	Basic earnings per share are calculated by dividing the net income available to holders of our common shares by the weighted average number of common shares issued and outstanding for the relevant period.

(2)	Dilutive earnings per share are calculated in a manner consistent with that of basic earnings per share, while giving effect to the potential dilution that could occur if convertible securities, options or other contracts to issue common shares were converted into or exercised for common shares. We have two categories of potentially dilutive common shares: (i) shares issuable upon the exercise of stock options and (ii) shares issuable upon conversion of the redeemable convertible preferred shares. In 2006, there was no dilutive effect on earnings per share due to a change in accounting policy in 2006 which resulted in the use of the number of the outstanding shares as of the beginning of the year and the election by us to grant cash in lieu of stock upon the exercise of stock options by our employees. We may in the future grant shares in lieu of cash upon the exercise of stock options by our employees, which may impact the dilutive earnings per share in the future.

(3)	We applied the equity method of accounting for the previous ownership interest of 7.15% in LG Card in conformity with ASC 323 (formerly APB opinion No. 18). Accordingly, the investment, our results of operation and retained earnings were retroactively adjusted as we acquired control over LG Card in 2007.

(4)	The computations of basic and diluted earnings per share (“EPS”) were adjusted retrospectively to include the effects of a discount offered to shareholders in connection with the rights offering in March 2009, which was due to the fact that the shares offered in the rights offering were issued and sold at a discount to the market price.

Consolidated Balance Sheet Data

	As of December 31,
	2005		2006		2007		2008		2009		2009
	(In billions of Won and millions of US$, except per common share data)

Assets:
Cash and cash equivalents	~~W~~	2,434	~~W~~	1,691	~~W~~	3,580	~~W~~	1,365	~~W~~	4,363	$3,750
Restricted cash		3,644		6,758		4,745		7,049		7,974	6,853
Interest-bearing deposits		627		725		1,094		1,627		2,164	1,860
Call loans and securities purchased under resale agreements		1,499		1,243		802		3,066		1,346	1,157
Trading assets:
Trading securities and other		3,573		3,474		8,220		6,724		6,681	5,741
Derivatives assets		934		1,363		1,962		11,977		4,617	3,967
Securities:
Available-for-sale securities		21,100		16,894		22,626		29,016		27,612	23,729
Held-to-maturity securities		2,963		7,581		8,224		8,696		12,794	10,994
Loans (net of allowance for loan losses of ~~W~~1,512 billion in 2005, ~~W~~1,575 billion in 2006, ~~W~~2,099 billion in 2007, ~~W~~3,201 billion in 2008 and ~~W~~3,638 billion in 2009)		104,447		120,989		149,723		167,308		165,594	142,305
Customers’ liability on acceptances		1,879		1,417		1,701		2,433		2,780	2,389
Premises and equipment, net		1,876		2,097		2,455		2,412		2,437	2,094
Goodwill and intangible assets		2,957		2,584		6,160		5,571		5,072	4,359
Security deposits		1,078		1,108		1,294		1,334		1,323	1,138
Other assets		6,068		7,163		9,036		12,395		10,153	8,725

Total assets	~~W~~	155,079	~~W~~	175,087	~~W~~	221,622	~~W~~	260,973	~~W~~	254,910	$219,061

Liabilities and Equity
Liabilities:
Deposits:
Interest-bearing	~~W~~	83,278	~~W~~	91,578	~~W~~	103,241	~~W~~	119,762	~~W~~	140,809	$121,006
Non-interest-bearing		3,143		3,918		3,162		2,942		2,890	2,483
Trading liabilities		1,048		1,611		2,509		11,831		4,565	3,923
Acceptances outstanding		1,879		1,417		1,701		2,433		2,780	2,389
Short-term borrowings		11,968		10,995		15,801		23,225		9,715	8,349
Secured borrowings		7,502		8,103		11,452		10,226		7,944	6,827
Long-term debt		26,172		32,574		46,496		49,652		44,795	38,495
Future policy benefit		4,778		5,683		6,769		7,260		8,310	7,142
Accrued expenses and other liabilities		7,078		9,244		13,369		15,678		12,553	10,787

Total liabilities		146,846		165,123		204,500		243,009		234,361	201,401

Redeemable convertible preferred stock		368		—		—		—		—	—
Redeemable preferred stock		—		—		—		—		—	—
Equity:
Common stock		1,795		1,908		1,981		1,981		2,371	2,038
Redeemable convertible preferred stock		—		—		74		74		74	63
Redeemable preferred stock		—		—		145		145		145	125
Additional paid-in capital		2,407		2,710		7,147		7,147		8,038	6,907
Retained earnings		3,928		5,205		6,801		7,710		8,621	7,409
Accumulated other comprehensive income, net of taxes		(100)		141		762		595		969	833
Less: treasury stock, at cost		(245)		(162)		—		—		—	—

Total Group stockholders’ equity		7,785		9,802		16,910		17,652		20,218	17,375

Noncontrolling interest		80		162		212		312		331	285

Total equity		7,865		9,964		17,122		17,964		20,549	17,660

Total liabilities, Redeemable Convertible Preferred Stock and equity	~~W~~	155,079	~~W~~	175,087	~~W~~	221,622	~~W~~	260,973	~~W~~	254,910	$219,061

Dividends

	Year Ended December 31,
	2005(1)		2006(1)		2007(1)		2008(1)		2009(1)
	(In Won and US$, except ratios)

U.S. GAAP:
Cash dividends per share of common stock:
In Korean Won	~~W~~	750	~~W~~	800	~~W~~	900	~~W~~	900	~~W~~	—
In U.S. dollars		$0.74		$0.86		$0.96		$0.71		$—
Cash dividends per share of preferred stock
In Korean Won	~~W~~	365	~~W~~	365	~~W~~	—	~~W~~	4,928	~~W~~	5,275
In U.S. dollars		$0.36		$0.36		$—		$3.91		$4.53
Korean GAAP:
Cash dividends per share of common stock:
In Korean Won	~~W~~	750	~~W~~	800	~~W~~	900	~~W~~	900	~~W~~	—
In U.S. dollars		$0.74		$0.86		$0.96		$0.71		$—
Dividend ratio(2)		15.00%		16.00%		18.00%		18.00%		—
Cash dividends per share of preferred stock:
In Korean Won	~~W~~	1,183	~~W~~	1,427	~~W~~	1,389	~~W~~	3,558	~~W~~	3,925
In U.S. dollars		$1.17		$1.54		$1.48		$2.82		$3.37
Dividend ratio(3)		23.66%		28.54%		27.78%		71.16%		78.51%

Notes:

(1)	Represents dividends paid on the common shares of Shinhan Financial Group.

(2)	Represents dividends paid as a percentage of par value of ~~W~~5,000 per common share of Shinhan Financial Group.

(3)	Represents dividends paid as a percentage of par value of ~~W~~5,000 per preferred share of Shinhan Financial Group.

Selected Statistical Information

Profitability Ratios

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(Percentages)

Net income attributable to the Group as a percentage of:
Average total assets(1)	1.29%	0.93%	0.91%	0.60%	0.43%
Average total Group stockholders’ equity(1)(2)	33.78	17.55	9.73	7.13	5.21
Including redeemable convertible preferred shares(3)	30.64	17.17	9.73	7.13	5.21
Dividend payout ratio(4)	14.41	21.66	18.48	—	37.24
Net interest spread(5)	2.64	2.55	2.49	2.38	1.99
Net interest margin(6)	2.70	2.75	2.82	2.74	2.31
Efficiency ratio(7)	56.72	68.34	68.08	64.98	65.44
Cost-to-average assets ratio(8)	2.44	3.18	3.17	2.71	2.68
Equity to average asset ratio(9):	3.83	5.31	9.32	8.37	8.16
Including redeemable convertible preferred shares(3)	4.22	5.43	9.32	8.36	8.15

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank and Jeju Bank and (b) quarterly balances for other subsidiaries.

(2)	Does not include the redeemable preferred shares or the redeemable convertible preferred shares, other than the Series 10 redeemable preferred shares and the Series 11 redeemable convertible preferred shares, which were issued in January 2007 partly as funding for the LG Card acquisition. The information for the Series 10 and Series 11 preferred shares is included in the information for 2007. The terms of the Series 10 redeemable preferred shares are different from those of other redeemable preferred shares issued by us, and the terms of the Series 11 redeemable convertible preferred shares are different from those of other redeemable convertible preferred shares issued by us. Unlike the other preferred shares, the Series 10 and Series 11 preferred shares are treated as stockholders’ equity under U.S. GAAP. For a description of the Series 10 and Series 11 preferred shares, see “Item 10.B. Memorandum and Articles of Incorporation — Description of Preferred Stock — Redeemable Preferred Stock (Series 10)” and “— Redeemable Convertible Preferred Stock (Series 11).”

(3)	Prior to the issuance of the Series 10 redeemable preferred shares and the Series 11 redeemable convertible preferred shares, we issued several other series of redeemable preferred shares and redeemable convertible preferred shares in August 2003, as part of the funding for the Chohung Bank acquisition. The redeemable preferred shares other than the Series 10 redeemable preferred shares are treated as debt under U.S. GAAP, and their effects on the profitability ratio are not presented in the table. The redeemable convertible preferred shares other than the Series 11 redeemable convertible preferred shares have characteristics of mezzanine securities and are treated as neither debt nor stockholders’ equity under U.S. GAAP, and their effects on the profitability ratio are shown in the table above for comparative purposes. For a description of these preferred shares, see “Item 10.B. Memorandum and Articles of Incorporation — Description of Preferred Stock.”

(4)	Represents the ratio of total dividends declared on common stock as a percentage of net income attributable to the Group.

(5)	Represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(6)	Represents the ratio of net interest income to average interest-earning assets.

(7)	Represents the ratio of noninterest expense to the sum of net interest income and noninterest income, a measure of efficiency for banks and financial institutions. Efficiency ratio may be reconciled to comparable line-items in our income statements for the periods indicated as follows:

	Year Ended December 31,
	2005		2006		2007		2008		2009
	(In billions of Won, except percentages)

Non-interest expense(A)	~~W~~	3,641	~~W~~	5,308	~~W~~	6,745	~~W~~	6,726	~~W~~	7,137
Divided by
The sum of net interest income and noninterest income(B)		6,419		7,767		9,908		10,351		10,906
Net interest income		3,474		3,981		5,170		5,779		5,221
Noninterest income		2,945		3,786		4,738		4,572		5,685
Efficiency ratio ((A) as a percentage of(B))		56.72%		68.34%		68.08%		64.98%		65.44%

(8)	Represents the ratio of noninterest expense to average total assets.

(9)	Represents the ratio of average stockholders’ equity (not including the redeemable preferred shares or the redeemable convertible preferred shares, other than the Series 10 redeemable preferred shares and the Series 11 redeemable convertible preferred shares) to average total assets.

Asset Quality Ratios

	As of December 31,
	2005		2006		2007		2008		2009
	(In billions of Won, except percentages)

Total gross loans	~~W~~	105,848	~~W~~	122,446	~~W~~	151,818	~~W~~	170,541	~~W~~	169,255
Total allowance for loan losses		1,512		1,575		2,099		3,201		3,638
Allowance for loan losses as a percentage of total loans		1.43%		1.29%		1.38%		1.88%		2.15%
Total non-performing loans(1)	~~W~~	1,594	~~W~~	1,253	~~W~~	1,322	~~W~~	1,357	~~W~~	1,415
Non-performing loans as a percentage of total loans		1.51%		1.02%		0.87%		0.80%		0.84%
Non-performing loans as a percentage of total assets		1.03%		0.72%		0.60%		0.52%		0.56%
Impaired loans(2)	~~W~~	2,285	~~W~~	1,375	~~W~~	1,487	~~W~~	2,178	~~W~~	2,326
Allowance for impaired loans		704		865		909		1,181		1,350
Impaired loans as a percentage of total loans		2.16%		1.12%		0.98%		1.28%		1.37%
Allowance for impaired loans as a percentage of impaired loans		30.81%		62.91%		61.13%		54.22%		58.04%

Notes:

(1)	Non-performing loans are defined as loans, whether corporate or consumer, that are past due more than 90 days.

(2)	Impaired loans include loans that are classified as “substandard” or below according to the asset classification guidelines of the Financial Services Commission, loans that are past due more than 90 days and loans that qualify as “troubled debt restructurings” under U.S. GAAP.

Capital Ratios

	As of December 31,
	2005	2006	2007	2008	2009
		(Percentages)

Requisite capital ratio(1)	132.81%	139.28%	N/A	N/A	N/A
BIS ratio(1)	N/A	N/A	9.85%	10.19%	12.60%
Total capital adequacy ratio of Shinhan Bank(2)	12.23	12.01	12.09	13.43	15.13
Tier I capital adequacy ratio	8.16	7.81	7.64	9.30	11.61
Tier II capital adequacy ratio	4.07	4.20	4.45	4.13	3.52
Adjusted equity capital ratio of Shinhan Card(3)	17.68	17.47	25.31	20.32	26.73
Solvency ratio for Shinhan Life Insurance(4)	232.12	232.60	226.05	209.47	212.40

N/A = Not available

Notes:

(1)	We were restructured as a financial holding company on September 1, 2001, and until 2006, were required to maintain minimum capital as measured by the requisite capital ratio as set forth under the guidelines issued by the Financial Services Commission applicable to financial holding companies. For 2005 and 2006, the minimum requisite capital ratio applicable to us as a holding company was 100%. Starting 2007, under the revised guidelines, the minimum requisite capital ratio applicable to us changed to the Bank for International Settlement (“BIS”) ratio of 8%. The requisite capital ratio is computed as the ratio of the net aggregate amount of our equity capital to the aggregate amounts of requisite capital. This computation is based on our consolidated financial statements in accordance with Korean GAAP. See “Item 4.B. Business Overview —

Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

(2)	For 2005, represents information of former Shinhan Bank prior to its merger into Chohung Bank in 2006. For 2005, the total capital adequacy ratio, Tier I capital adequacy ratio and Tier II capital adequacy ratio of Chohung Bank was 10.94%, 6.52% and 4.42%, respectively. The information for 2006 and thereafter represents the information of the surviving entity following the merger.

(3)	Represents the ratio of total adjusted shareholders’ equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Services Commission for credit card companies. Under these guidelines, a credit card company is required to maintain a minimum adjusted equity capital ratio of 8%. This computation is based on the nonconsolidated financial statements of the credit card company prepared in accordance with Korean GAAP. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

The information as of December 31, 2005 includes the information of former Shinhan Card and does not include the information of the credit card division of Chohung Bank. The information as of December 31, 2006 represents the information of former Shinhan Card (including that of the credit card division of Chohung Bank, which was split-merged into former Shinhan Card on April 3, 2006). The information as of December 31, 2007 represents the information for LG Card, renamed as Shinhan Card on October 1, 2007 (including that of the assets and liabilities of former Shinhan Card, which were transferred to LG Card on October 1, 2006). This information as of December 31, 2008 and 2009 represents the information of Shinhan Card.

For comparison, the adjusted equity capital ratio of LG Card as of December 31, 2005 and 2006 was 25.55% and 34.25%, respectively.

(4)	Solvency ratio is the ratio of the solvency margin to the standard amount of solvency margin as defined and computed in accordance with the guidelines issued by the Financial Services Commission for life insurance companies. Under these guidelines, Shinhan Life Insurance is required to maintain a minimum solvency ratio of 100%. Shinhan Life Insurance’s solvency ratio as of the end of its latest fiscal year on March 31, 2010 was 223.1%. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

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

	As of December 31,
	2007		2008		2009
	(In millions of Won, except percentages)

Risk-weighted assets	~~W~~	161,849,385	~~W~~	183,741,412	~~W~~	179,083,070
Tier 1 capital		8,334,072		9,822,433		14,087,789
Tier 2 capital		8,334,072		9,822,433		9,520,300

Adjustment(1)		(852,710)		(921,405)		(1,035,959)

Total risk-adjusted capital	~~W~~	15,815,434	~~W~~	18,723,461	~~W~~	22,572,130

Capital adequacy ratio (%)		9.77%		10.19%		12.60%
Tier 1 capital ratio (%)		5.15%		5.35%		7.87%

Note:

(1)	Represents the subtraction from the capital line item of capital contributions to Shinhan Life Insurance and Cardif Life Insurance Company pursuant to the Financial Supervisory Service guidelines.

Exchange Rates

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

	At End of
Year Ended December 31,	Period	Average(1)	High	Low
	(Won per US$1.00)

2005	1,010.0	1,023.2	1,059.8	997.0
2006	930.0	950.1	1,002.9	913.7
2007	935.8	928.0	950.2	903.2
2008	1,262.0	1,105.3	1,507.9	935.2
2009	1,163.7	1,270.0	1,532.8	1,163.7
2010 (through June 11)	1,245.9	1,148.2	1,253.2	1,104.0
January	1,158.7	1,138.2	1,163.1	1,120.0
February	1,159.0	1,155.7	1,170.0	1,144.0
March	1,131.2	1,136.1	1,153.0	1,128.0
April	1,108.0	1,115.5	1,126.3	1,104.0
May	1,194.5	1,164.8	1,253.2	1,115.0
June (through June 11)	1,245.9	1,227.3	1,250.4	1,198.5

Source:	Federal Reserve Bank of New York (for the periods ended on or prior to December 31, 2008) and Federal Reserve Board (for the period since January 1, 2009)

Note:

(1)	Represents the average of the Noon Buying Rates on the last day of each month during the relevant period.

We have translated certain amounts in Korean Won, which appear in this annual report, into dollars for convenience. This does not mean that the Won amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, translations of Won amounts to U.S. dollars are based on the Noon Buying Rate in effect on December 31, 2009, which was ~~W~~1,163.65 to US$1.00. On June 11, 2010, the Noon Buying Rate in effect was ~~W~~1,245.9 to US$1.00.

ITEM 3.B.	Capitalization and Indebtedness

Not applicable.

ITEM 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

ITEM 3.D.	Risk Factors

An investment in the American depositary shares representing our common shares involves a number of risks. You should carefully consider the following information about the risks we face, together with the other information contained in this annual report, in evaluating us and our business.

Risks Relating to the Recent Economic and Market Crisis

Difficult conditions and turbulence in the Korean and global economy and financial markets may adversely affect our business, asset quality, capital adequacy and earnings.

Most of our assets are located in, and we generate most of our income from, Korea. Accordingly, our business and profitability are largely dependent on the general economic and social conditions in Korea, including interest rates, inflation, exports, personal expenditures and consumption, unemployment, demand for business products and services, debt service burden of households and businesses, the general availability of credit, the asset value of real estate and securities and other factors affecting the financial well-being of our corporate and retail customers.

The Korean economy is closely integrated with, and is significantly affected by, developments in the global economy and financial markets. In recent years, the global economy and financial markets experienced hardship, which also had a significant adverse impact on the Korean economy and in turn on our business and profitability. During the second and third quarters of 2007, credit markets in the United States and globally began to experience significant difficulties and turbulence as a result of uncertainties in the U.S. subprime mortgage market, which then spread to markets involving highly leveraged structured financial products. In September and October 2008, liquidity concerns increased dramatically with the bankruptcy or acquisition of, and/or government assistance to, several major financial institutions based in the United States and Europe, including Lehman Brothers. These developments led to reduced liquidity in the credit markets, greater volatility in financial markets in general and an economic downturn in many of the world’s major economies, including Korea. In response to such adversity, governments in the United States, Europe and many other countries, including Korea, have implemented a number of initiatives designed to stabilize the financial markets and the economy in general, including fiscal stimulus measures, reduction of base interest rates and direct and indirect assistance to distressed financial institutions. In part due to such initiatives, the Korean and global economy have shown growing signs of recovery since the second half of 2009. However, there can be no assurance that there will not be further difficulties resulting from the recent financial and economic crisis. For example, in November 2009, the Dubai government announced a moratorium on the outstanding debt of Dubai World, a government-affiliated investment company. In addition, many governments worldwide, in particular in Greece, Spain, Hungary and other countries in Europe, are showing increasing signs of fiscal stress and difficulties meeting debt burdens, which have resulted in turbulences in the financial markets in Europe and elsewhere in the world. The stability of Korean financial markets is also affected in part by the actual and perceived military threats from North Korea. In March 2010, a Korean navy ship sunk allegedly as a result of a covert attack by a North Korean submarine, and this incident has further escalated the level of political and military tension in the Korean peninsula and added to the volatility of the Korean financial markets. Any of these or other developments could potentially trigger another financial and economic crisis, which could have a material impact on our business and profitability.

Furthermore, while many governments worldwide are considering or are in the process of implementing “exit” strategies in the form of reduced government spending, higher interest rates or otherwise, there can be no guarantee that such strategies will have the desired effect, and such strategies may, for reasons related to timing, magnitude or other factors, have the unintended consequences of prolonging or worsening economic and financial difficulties. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets, and in turn on our business and profitability.

In particular, difficulties in financial and economic conditions could result in significant deterioration in the quality of our assets and accumulation of higher provisioning, allowances for loan losses and charge-offs as an increasing number of our corporate and retail customers declare bankruptcy or insolvency or otherwise face increasing difficulties in meeting their debt obligations. During the recent global financial crisis, our delinquent and non-performing loans increased significantly before returning largely to pre-crisis levels due in part to our preemptive measures and improvements in the general economy. For example, Shinhan bank’s delinquent loans (loans with principal payments overdue by one day or more or interest payments overdue for 14 days or more) under Korean GAAP increased during the recent global crisis but decreased as the economy showed signs of recovery, and likewise, Shinhan Bank’s delinquency ratio (total delinquent loans to total outstanding loans) under Korean GAAP increased from 0.62% in 2007 to 0.79% in 2008 but decreased to 0.59% in 2009. However, as was the case during the recent global financial crisis, depending on the nature of the difficulties in the financial markets and general economy, we may be forced to scale back certain of our core lending activities and other operations and/or borrow money at a higher funding cost or face a tightening in the net interest spread, any of which may have a negative impact on our earnings and profitability. Furthermore, while we and our principal subsidiaries currently maintain a capital adequacy ratio at a level higher than the required regulatory minimum, there is no guarantee that an even higher capital requirement will not be imposed by the Government in case of a deepening or renewed crisis.

In addition, given the highly integrated nature of financial systems and economic relationships worldwide, there may be other, unanticipated systemic or other risks that may not be presently predictable. Any of these risks if materialized may have a material adverse effect on our business, liquidity, financial condition and results of operations.

Risks Relating to Our Overall Business

Competition in the Korean financial services industry is intense, and may further intensify as a result of recent deregulation.

Competition in the Korean financial services industry is, and is likely to remain, intense. In the banking sector, Shinhan Bank competes principally with other major Korean commercial banks and major global banks operating in Korea, as well as Government-run banks, specialized banks and regional banks. In the credit card services factor, Shinhan Card competes principally with existing “monoline” credit card companies, credit card divisions of commercial banks, consumer finance companies, other financial institutions and, recently, mobile telecommunications service providers in Korea. In other financial services sectors, our other subsidiaries also compete in a highly fragmented market. Some of our competitors, particularly the major global financial institutions, have greater experience and resources than we do.

In the small- and medium-sized enterprise and retail banking segments, which have been Shinhan Bank’s traditional core businesses, competition has increased significantly and is expected to increase further. Most Korean banks have been focusing on small- and medium-sized enterprises and retail customers in recent years through aggressive marketing campaigns and other investments, although they have begun to increase their exposure to large corporate borrowers and focus on developing fee income businesses, including bancassurance and investment products, as increasingly important sources of revenue. The competition and market saturation resulting from this common focus may make it more difficult for Shinhan Bank to secure retail and small- and medium-sized corporate customers with the credit quality and on credit terms necessary to maintain or increase its income and profitability. In particular, Shinhan Bank has been pursuing, and intends to continue to pursue, a strategy of maintaining or enhancing its margins where possible and avoid, to the extent possible, entering into price competition. If other banks and financial institutions adopt a strategy of expanding market share through interest rate competition, Shinhan Bank may suffer customer attrition. In addition, Shinhan Bank may in the future decide to compete to a greater extent based on interest rates, which could lead to a decrease in its net interest margins. Any future decline in Shinhan Bank’s customer base or its net interest margins as a result of its future competition strategy could have an adverse effect on its results of operations and financial condition.

In the credit card sector, competition has been intensifying and the market has seen further signs of saturation as existing and new credit card service providers have made significant investments and engaged in aggressive marketing campaigns and promotions to acquire new customers and target customers with high credit quality. In addition, other credit card issuers may compete with Shinhan Card for customers by offering lower interest rates and fees, higher credit limits and more attractive promotions and incentives. As a result, Shinhan Card may experience customer attrition or lose service opportunities to competing credit card issuers and/or incur higher marketing expenses. Customer attrition, together with any lowering of interest rates or fees and/or more extensive marketing and promotional campaigns that Shinhan Card might implement to acquire and retain customers, could reduce its revenues and earnings.

Potential consolidation among our rival institutions may make the competitive landscape more adverse to us. For example, in June 2008, the Government announced its plans to privatize Korea Development Bank, one of the Government’s key policy banks, and in January 2010, the Government announced that it intends to sell its controlling stake in Woori Financial Group, one of the top three financial holding companies in Korea in terms of assets as of December 31, 2009, to another major bank or financial holding company. If Woori Financial Group were to be acquired by one of our major competitors, the consolidated entity will have a greater scale of operations, including a larger customer base, and financial resources than us, which may hurt our ability to compete effectively. Moreover, Lone Star Funds is seeking to sell its controlling stake in Korea Exchange Bank, potentially to a major domestic or international financial institution, and there are market rumors related to a potential merger among our rival financial institutions. Any of these developments, if materialized, may place us at a competitive disadvantage.

Furthermore, as the Korean economy further develops and new business opportunities arise, more competitors may enter the financial services industry. For example, in 2009, SK Telecom acquired an equity interest in Hana

Card and Korea Telecom has expressed an interest in acquiring an equity interest in BC Card and both SK Telecom and Korea Telecom have begun to actively provide mobile phone payment services using advanced mobile phone technology. As these two companies are the two largest telecommunications service providers in Korea serving a substantial majority of the Korean population, a widespread consumer acceptance of mobile phone payment services in lieu of credit card services could pose a serious competitive threat to the existing credit card service providers, including our credit card subsidiary.

Competition in the Korean financial services industry may also further intensify as a result of deregulation. For example, the Financial Investment Services and Capital Markets Act (“FSCMA”), which became effective in February 2009, permits a wider range of financial services providers to engage in a broader sphere of financial activities, including depositary services, and has to a significant extent removed regulatory barriers among securities brokerage, asset management, derivative financial services and trust services in favor of creating financial investment companies that may engage in all of the foregoing activities. Accordingly, the FSCMA enables the creation of large financial institutions that can offer both commercial and investment banking services modeled after the major global financial institutions in the United States and Europe. Recently, in light of the recent global financial crisis, the Government has subjected Korean financial institutions to stricter regulatory requirements and guidelines in areas of asset quality, capital adequacy, liquidity and residential and other lending practices, which has had a dampening effect on competition. However, there is no assurance that these measures will continue to curb competition or that the Government will not reverse or reduce such measures or introduce other deregulatory measures, which may further intensify competition in the Korean financial services industry.

If we are unable to compete effectively in the changing business and regulatory environment, our profit margin and market share may erode and our further growth opportunities may become limited, which could adversely affect our business, results of operation and financial condition.

We and our subsidiaries need to maintain our capital ratios above minimum required levels, and the failure to so maintain could result in the suspension of some or all of our operations.

We and our subsidiaries in Korea are required to maintain specified capital adequacy ratios. For example, we and our banking subsidiaries in Korea are required to maintain a minimum Tier I capital adequacy ratio of 4.0% and a BIS ratio of 8.0%, each on a consolidated Korean GAAP basis. These ratios measure the respective regulatory capital as a percentage of risk-weighted assets on a consolidated basis and are determined based on guidelines of the Financial Services Commission. In addition, our subsidiaries Shinhan Card, Shinhan Life Insurance and Shinhan Investment are required to maintain a consolidated adjusted equity capital ratio of 8.0%, a solvency ratio of 100% and a net operating capital ratio of 150%, respectively.

While we and our subsidiaries currently maintain capital adequacy ratios in excess of the respective required regulatory minimum levels, we or our subsidiaries may not be able to continue to satisfy the capital adequacy requirements for a number of reasons, including an increase in risky assets and provisioning expenses, substitution costs related to the disposal of problem loans, declines in the value of securities portfolio, adverse changes in foreign currency exchange rates, changes in the capital ratio requirements, the guidelines regarding the computation of capital ratios, or the framework set by the Basel Committee on Banking Supervision upon which the guidelines of the Financial Services Commission are based, or other adverse developments affecting our asset quality or equity capital or due to other reasons.

Specifically, beginning on January 1, 2008, the Financial Supervisory Service implemented the new Basel Capital Accord, commonly referred to as Basel II, in Korea, which has affected the measurement of risk by Korean financial institutions, including us and our subsidiaries. Building upon the initial Basel Capital Accord of 1988, commonly referred to as Basel I, which focused primarily on capital adequacy and asset soundness as a measure of risk, Basel II expanded this approach by considering additional risks such as operational risk. Basel II also instituted new measures that require us and our subsidiaries to take into account individual borrower credit risk and operational risk when calculating risk-weighted assets. Recently, in order to further bolster the soundness of the banking sector in light of the recent global financial crisis, the Basel Committee on Banking Supervision has recently proposed measures, commonly known as Basel III, to further enhance the Basel II framework. While not finalized, these proposals, which are targeted to be implemented by the end of 2012, include, among others, narrowing the scope of Tier 1 capital, further strengthening capital requirements and introducing leverage ratio requirements. Our holding company is currently in compliance with Basel I requirements and our banking subsidiaries are currently in compliance with Basel II requirements, and we and our banking subsidiaries are taking active steps to comply with the additional requirements under the more advanced Basel levels, as applicable. However, there can be no assurance that the additional requirements under the more advanced Basel level will not require in the future an increase in our or our subsidiaries’ risk capital and liquidity requirements, among others, which may require us or our subsidiaries to improve asset quality or raise additional capital.

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

Liquidity is essential to our business as a financial intermediary, and we may seek additional funding in the near future to satisfy liquidity needs, meet regulatory requirements, enhance our capital levels or fund the growth of our operations as opportunities arise. A substantial part of the liquidity and funding requirements for our banking subsidiaries is met through short-term customer deposits. While the volume of our customer deposits has generally been stable over time, there have been times when customer deposits declined substantially due to the popularity of other, higher-yielding investment opportunities, namely stocks and mutual funds, during times of bullish stock markets. During such times, our banking subsidiaries were required to obtain alternative funding at higher costs. In addition, following the deregulation of depositary and settlement services as a result of the Financial Investment Services and Capital Markets Act, our banking subsidiaries may experience a decrease in customer deposits due to intensified competition. We and our subsidiaries also raise funds in the capital markets and borrow from other financial institutions, the cost of which depends on the market rates and the general availability of credit and the terms of which may limit our ability to pay dividends, make acquisitions or subject us to other restrictive covenants. In addition, during times of sudden and significant devaluations of Korean Won against the U.S. dollar as was the case recently amid the global liquidity crisis, Korean commercial banks, including our banking and credit card subsidiaries, had temporary difficulties in refinancing or obtaining optimal amounts of foreign currency-denominated funding on terms commercially acceptable to us. While our subsidiaries are not currently facing liquidity difficulties in any material respect, if we or our subsidiaries are unable to obtain the funding we need on terms commercially acceptable to us for an extended period of time for reasons of Won devaluation or otherwise, we may not be able to ensure our financial viability, meet regulatory requirements, implement our strategies or compete effectively.

Credit ratings affect the cost and other terms upon which we and our subsidiaries are able to obtain funding. Domestic and international rating agencies regularly evaluate us and our subsidiaries and their ratings of our and our subsidiaries’ long-term debt are based on a number of factors, including our financial strength as well as conditions affecting the financial services industry generally and Korea. In light of the ongoing difficulties in the financial services industry and the financial markets, there can be no assurance that the rating agencies will maintain our current ratings or outlooks. Currently, Shinhan Bank maintains credit ratings of A2, A and A- from Moody’s Investor Service (“Moody’s”), Fitch and S&P, respectively, and Shinhan Card maintains credit ratings of A- and BBB+ from Fitch and S&P, respectively. There is no assurance that Shinhan Bank, Shinhan Card, any of our major subsidiaries or our holding company will not experience a downgrade in their respective credit ratings and outlooks for reasons related to the general Korean economy or reasons specific to such institutions. Additional downgrades in the credit ratings and outlooks of us and our subsidiaries will likely increase the cost of our funding, limit our access to capital markets and other borrowings, and require us to post additional collateral in financial transactions, any of which could adversely affect our liquidity, net interest margins and profitability, and in turn, our business, financial condition and results of operation.

Changes in interest rates, foreign exchange rates, bond and equity prices, and other market factors have affected and will continue to affect our business.

The most significant market risks we face are interest rate, foreign exchange and bond and equity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realized between lending and borrowing costs. Changes in currency rates, particularly in the Korean Won-U.S. dollar exchange rates, affect the value of our assets and liabilities denominated in foreign currencies, the reported earnings of our non-Korean subsidiaries and income from foreign exchange dealings. The performance of financial markets may affect bond and equity prices and, therefore, cause changes in the value of our investment and trading portfolios. While we have implemented risk management systems to mitigate and control these and other market risks to which we are exposed, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on our business, financial condition and results of operation.

A significant increase in interest rates could decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could have a material adverse effect on our asset quality and profitability.

Commencing in the second half of 2008, interest rates in Korea have declined to historically low levels as the government has sought to stimulate the economy through active rate-lowering measures. However, as the Korean government is reportedly in discussions to increase base interest rates as part of the exit strategy from the recent global financial crisis, there is no assurance that the market interest rates will not significantly rise in the near future. The vast majority of debt securities we hold pay interest at a fixed rate. However, a considerable increase in interest rates in the future could lead to a decline in the value of the debt securities in our portfolio. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. A considerable rise in interest rates may therefore require us to rebalance our assets and liabilities in order to minimize the risk of potential mismatches and maintain our profitability. In addition, rising interest rate levels may adversely affect the Korean economy and the financial condition of our corporate and retail borrowers, including holders of our credit cards, which in turn may lead to deterioration of our credit portfolio. Since most of our retail and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rate levels will increase the interest costs of our retail and corporate borrowers and could adversely affect their ability to make payments on their outstanding loans.

We may incur losses associated with our counterparty exposures.

We face the risk that counterparties will be unable to honor contractual obligations to us or our subsidiaries. These parties may default on their obligations to us or our subsidiaries due to bankruptcy, lack of liquidity, operational failure or other reasons. This risk may arise, for example, from entering into swaps or other derivative contracts under which counterparties have obligations to make payments to us or our subsidiaries or in executing currency or other trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries. Counterparty risk has increased especially in light of the recent credit crisis and global economic downturn. For example, Shinhan Investment, our securities brokerage subsidiary, recorded losses of ~~W~~91 billion in 2008 as a result of the bankruptcy filing by Lehman Brothers. Similar losses in the future may have a material adverse effect on our business, financial condition and results of operation.

Risks Relating to Our Banking Business

We have significant exposure to small- and medium-sized enterprises, and financial difficulties experienced by such enterprises may result in a deterioration of our asset quality.

Our banking activities are conducted primarily through our wholly-owned subsidiary, Shinhan Bank. One of our core banking businesses has historically been and continues to be lending to small- and medium-sized enterprises (as defined in “Item 4.B. Business Overview — Our Principal Activities — Corporate Banking Services — Small- and Medium-sized Enterprises Banking”). Our loans to such enterprises increased from ~~W~~62,296 billion as of December 31, 2007 to ~~W~~71,212 billion as of December 31, 2008 and ~~W~~69,571 billion as of December 31, 2009, representing 41.0%, 41.8% and 41.1%, respectively, of our total loan portfolio as of such dates.

Compared to loans to large corporations, which tend to be better capitalized and weather business downturns with greater ease, or loans to individuals and households, which tend to be secured with homes and with respect to which the borrowers are therefore less willing to default, loans to small- and medium-sized enterprises have historically had a relatively higher delinquency ratio. In recent years, loans to such enterprises have been the target of aggressive lending by Korean banks, including Shinhan Bank, as part of their campaigns to increase their respective market shares. As of December 31, 2007, 2008 and 2009, under Korean GAAP, Shinhan Bank’s delinquent loans to small- and medium-sized enterprises were ~~W~~453 billion, ~~W~~820 billion and ~~W~~578 billion, respectively, representing delinquency ratios (net of charge-offs and loan sales) of 0.85%, 1.33% and 0.98%, respectively. If Korean or global economy were to experience another economic downturn, the delinquency ratio for our loans to the small- and medium-sized may rise significantly.

Of particular concern is the significant exposure we have to enterprises in the real estate and leasing industry and the construction industry. As of December 31, 2009, our loans to the real estate and leasing industry and the construction industry was ~~W~~18,530 billion and ~~W~~6,675 billion, representing 10.9% and 3.9%, respectively, of our total loan portfolio. The enterprises in the real estate development and construction industries are concentrated in the housing market, which has been particularly affected by declining asset prices largely as a result of sustained efforts by the Government to stem speculation in the housing market. We also have a limited exposure to real estate project financing, particularly by construction companies that have built residential units in provinces outside the metropolitan Seoul area, which have experienced a relatively low rate of pre-sales, the proceeds from which the construction companies primarily rely on as a source for their liquidity and cash flow. In addition, we also have a limited exposure to the shipping and shipbuilding industries, which were disproportionately hurt by the recent economic downturn following a particularly robust period and are currently experiencing slow recovery.

The delinquency ratio for the small- and medium-sized enterprises in the construction, shipbuilding and shipping industries may increase significantly if restructuring of troubled companies in these industries intensifies as a result of a Government initiative or concerted efforts by lending institutions to improve their asset quality. Specifically, in December 2008, the Government announced that it would promote swift restructuring of troubled companies in certain industries that have been disproportionately affected by the then ongoing economic difficulties, such as construction and shipbuilding industries. These restructurings have been supervised primarily by major commercial banks that are creditor financial institutions of such companies, with the Government having an oversight role. In accordance with such program, 29 construction companies and eight shipbuilding companies became subject to workouts in February and March 2009, following review by their creditor financial institutions (including Shinhan Bank) and the Korean government. Currently, 10 construction companies and two shipbuilding companies remain under our supervision in connection with such program. In addition, on June 25, 2010, the Government announced that, following review of credit risk relating to 1,985 companies in Korea with outstanding debt of ~~W~~50 billion or more, 65 of such companies will be subject to restructuring in the form of workout, liquidation or court receivership. Of the 65 companies, 16 are construction companies, three are shipbuilding companies and one is a shipping company. According to the Government’s announcement, such restructuring is expected to have a limited impact on the asset quality of the commercial banks in Korea given the relatively strong level of capital adequacy and financial position of commercial banks in Korea to absorb potential losses in respect of these troubled companies, if any. However, there is no assurance that the credit exposure to these trouble companies will not increase in the future as a result of an economic downturn or for other reasons, and additional restructuring may follow as a result of a Government initiative or otherwise. Any of the foregoing developments may result in deterioration in the asset quality of Shinhan Bank.

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

Most of our home and mortgage loans are secured by borrowers’ homes, other real estate, other securities and guarantees (which are principally provided by the Government and other financial institutions), and a substantial portion of our corporate loans are also secured, including by real estate. As of December 31, 2009, under Korean GAAP, the secured portion of Shinhan Bank’s loans amounted to ~~W~~74,564 billion, or 61.3% of its total loans. Shinhan Bank’s general policy for home and mortgage loans is to lend up to 40% to 60% of the appraised value of collateral and to periodically re-appraise its collateral. However, in light of the sustained downturn in the residential property market in Korea, the value of the collateral may fall below the outstanding principal balance of the underlying loans. Declines in real estate prices reduce the value of the collateral securing our mortgage and home equity loans, and such reduction in the value of collateral may result in our inability to cover the uncollectible portion of our secured loans. A decline in the value of the real estate or other collateral securing our loans, or our inability to obtain additional collateral in the event of such declines, may result in the deterioration of our asset quality and require us to make additional loan loss provisions. In Korea, foreclosure on collateral generally requires a written petition to a Korean court. Foreclosure procedures in Korea generally take seven months to one year from initiation to collection depending on the nature of the collateral, and foreclosure applications may be subject to delays and administrative requirements, which may result in a decrease in the recovery value of such collateral. There can be no assurance that we will be able to realize the full value of collateral as a result of, among others, delays in foreclosure proceedings, defects in the perfection of collateral and general declines in collateral value. Our failure to recover the expected value of collateral could expose us to significant losses.

Guarantees received in connection with our real estate financing may not provide sufficient coverage.

Primarily through Shinhan Bank, we, alone or together with other financial institutions, provide financing to real estate development projects, which are concentrated in the construction of residential and, to a lesser extent, commercial complexes. Developers in Korea commonly use project financing to acquire land and pay for related project development costs. As a market practice, lenders in project financing, including Shinhan Bank, generally receive from general contractors a performance guarantee for the completion of projects by the developers as well as a payment guarantee for the loans raised by a special purpose financing vehicle established by the developers in order to procure the construction orders, as the developers tend to be small and highly leveraged. While the general contractors tend to be large and well-established construction companies, given the sustained downturn in the real estate market and the construction industry in general, there is no guarantee that even such companies will have sufficient liquidity to back up their guarantees made for the benefit of the developers if the real estate development projects do not generate sufficient cash flow from pre-sales of the residential or commercial units. This is particularly the case for development projects outside the Seoul metropolitan area, which have had lower than expected levels of pre-sales. If defaults arise under our loans to real development projects and the general contractors fail to pay the guaranteed amount necessary to cover the amount of our financings, this may have a material adverse effect on our business, financial condition and results of operations.

A limited portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, and future financial difficulties experienced by them may have an adverse impact on us.

Of our 20 largest corporate exposures as of December 31, 2009, seven were companies that are or were members of the main debtor groups identified by the Governor of the Financial Supervisory Service, which are largely comprised of chaebols. As of such date, the total amount of our exposures to the main debtor groups was ~~W~~22,658 billion, or 6.33% of our total exposure. As of that date, our single largest outstanding chaebol exposure amounted to ~~W~~3,974 billion, or 1.1% of our total exposures. See “Item 4.B. Business Overview — Description of Assets and Liabilities — Loans — Loan Portfolio — Exposure to Main Debtor Groups.” If the credit quality of our exposures to large corporations declines, we may be required to record additional loan loss provisions in respect of loans and impairment losses in respect of securities, which would adversely affect our financial condition, results of operations and capital adequacy. We cannot assure you that the allowances we have established against these exposures will be sufficient to cover all future losses arising from such exposures, especially in light of the possibility of another economic downturn. Specifically, starting in April 2009, the major creditor financial institutions to large corporations with outstanding unsecured debt of ~~W~~50 billion conducted credit review on 433 such corporations under the supervision of the Government as part of a campaign to promote swift restructuring in the Korean corporate sector, and on June 11, 2009, the Financial Supervisory Service reportedly announced that, after the credit review, 22 and 11 of such corporations will become subject to workouts and liquidation, respectively.

In addition, the creditor financial institutions also entered into agreements with nine main debtor groups, largely comprised of chaebols, under which such groups will undertake plans to improve their financial conditions, including through sale of subsidiaries. Detailed information regarding the exposure to the foregoing corporations and main debtor groups is not publicly available. While Shinhan Bank is not the main creditor financial institution to any of these main debtor groups, Shinhan Bank is one of the creditor financial institutions and has exposure to a limited number of such corporations and main debtor groups. In particular, Shinhan Bank had significant exposure (including loans and guarantees related to project financing) to Kumho Asiana in the amount of ~~W~~706 billion as of December 31, 2009. Kumho Asiana, an airline company and a flagship member of the Kumho group, recently faced liquidity difficulties as a result of a put option which Kumho Industrial Co. Ltd., also a member of the Kumho group, in a consortium with Kumho Asiana provided to certain financial investors in connection with the acquisition of Daewoo Construction in 2006. Kumho Asiana is currently negotiating the terms of the put option with the financial investors and the Kumho group is currently negotiating with the creditors, led by Korea Development Bank, as to the liquidity issues facing the Kumho group, including Kumho Asiana, including an offer to sell certain of the group’s core assets, but there is no guarantee that such negotiations will be successfully completed. If Kumho Asiana or other companies to which Shinhan Bank has substantial exposure are in or in the future enter into a workout, restructuring or liquidation, Shinhan Bank may not be able to make full recoveries against such companies. Bankruptcies or financial difficulties of large corporations, including chaebol groups, may have the adverse ripple effect of triggering delinquencies and impairment of our loans to small- and medium-sized enterprises that supply parts or labor to such corporations. If we experience future losses from our exposures to large corporations, including chaebol groups, it may have a material adverse impact on our business, financial condition and results of operation. See “Item 4.B. Business Overview — Description of Assets and Liabilities — Loans — Loan Portfolio — Exposure to Main Debtor Groups.”

Any deterioration in the asset quality of our guarantees and acceptances will likely have a material adverse effect on our financial condition and results of operations.

In the normal course of banking activities, we make various commitments and incur certain contingent liabilities in the form of guarantees and acceptances. Certain guarantees issued or modified after December 31, 2002 which are not derivative contracts have been recorded on our consolidated balance sheet at their fair value at inception. Other guarantees are recorded as off-balance sheet items in the footnotes to our financial statements and those guarantees that we have confirmed to make payments on become acceptances, which are recorded on the balance sheet. As of December 31, 2009, we had aggregate guarantees and acceptances of ~~W~~17,823 billion, for which we provided allowances for losses of ~~W~~322 billion. Such guarantees and acceptances include refund guarantees provided by us to shipbuilding companies, which involve guaranteeing a refund payment of the initial cash payment (typically 25% of the contract amount for ship orders) received by shipbuilders from buyers in the event that such shipbuilders are unable to deliver the ships in time or otherwise default under the shipbuilding contracts. Recently, small- and medium-sized shipbuilding companies have faced increasing financial difficulties due to the global economic downturn and the resulting slowdown in shipbuilding orders, which has increased the risk that they may default on their shipbuilding contracts and we may have to make payments under the refund guarantees. The refund guarantees provided by us to small- and medium-sized shipbuilding companies amounted to approximately ~~W~~950 billion as of December 31, 2009. If there is significant deterioration in the quality of assets underlying our guarantees and acceptances, our allowances may be insufficient to cover actual losses resulting in respect of these liabilities, or the losses we incur on the relevant guarantees and acceptances may be larger than the outstanding principal amount of the underlying loans.

Risks Relating to Our Credit Card Business

Future changes in market conditions as well as other factors may lead to reduced revenues and deterioration in the asset quality of credit card receivables.

As of December 31 2007, 2008 and 2009, Shinhan Card’s credit card assets amounted to ~~W~~8,600 billion, ~~W~~8,578 billion and ~~W~~10,941 billion, respectively, on a reported basis and ~~W~~14,066 billion, ~~W~~14,011 billion and ~~W~~14,569 billion, on a managed basis. Our large exposure to credit card and other consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers in general. For example, a rise in unemployment, an increase in interest rates and other difficulties affecting the Korean economy may lead Korean consumers to reduce spending (a substantial portion of which is conducted through credit card transactions), which in turn leads to reduced earnings for our credit card business, as well as to higher default rates on credit card loans, deterioration in the quality of our credit card assets and increased difficulties in recovering written-off assets from which a significant portion of Shinhan Card’s revenues is derived. Any of these developments could have a material adverse effect on our business, financial condition and results of operation.

Growing market saturation in the credit card sector may adversely affect growth prospects and profitability of Shinhan Card.

In recent years, substantially all commercial banks and financial institutions in Korea have focused their businesses on, and engaged in aggressive marketing campaigns in, the credit card sector. The growth, market share and profitability of our credit card subsidiary’s operations may decline or become negative as a result of growing market saturation in this sector, intensified interest rate competition, pressure to lower the fee rates and incur higher marketing expenses, as well as Government regulation and social and economic developments in Korea, such as changes in consumer confidence levels, spending patterns or public perception of credit card usage and consumer debt. As the credit card market further saturates with increasing maturation in terms of the number of cardholders and transaction volume, it may become difficult for Shinhan Card to attract and maintain qualified customers.

Shinhan Card’s ability to continue its asset growth in the future will depend on, among others, its ability to develop and market new products and services that are attractive to its customers, to source sufficient funding on commercially reasonable terms, to develop the personnel and systemic infrastructure necessary to manage its growing and increasingly diversified business operations and to more effectively handle delinquencies. In addition, external factors such as competition and Government regulation in Korea may limit Shinhan Card’s ability to maintain its growth, and economic and social developments in Korea, such as changes in consumer confidence levels or spending patterns, as well as changes in the public perception of credit card usage and consumer debt, could have an adverse impact on the growth of Shinhan Card’s credit card assets and the level of delinquency in its assets in the future, any of which could have a material adverse affect on our business, financial condition and results of operation.

Shinhan Card may not be able to increase consumer and business spending and borrowing on its card products or manage the costs of its cardholder benefits intended to stimulate such use.

Increasing consumer and corporate spending and borrowing through credit cards depends in part on Shinhan Card’s ability to develop and issue new or enhanced card and prepaid products and increase revenue from such products and services. Shinhan Card’s future earnings and profitability also depend on its ability to attract new cardholders, reduce cardholder attrition, increase merchant coverage and capture a greater share of customers’ total credit card spending in Korea and overseas. Shinhan Card may not be able to manage and expand cardholder benefits in a cost-effective manner, and may experience unprofitable growth in marketing, promotion and reward expenses. If Shinhan Card is not successful in increasing consumer and business spending or in properly managing costs or cardholder benefits, its financial condition, results of operation and cash flow could be negatively affected.

Risks Relating to Our Other Businesses

We may incur significant losses from our investments and, to a lesser extent, trading activities due to market fluctuations.

We enter into and maintain large investment positions in fixed income products, primarily through our treasury and investment operations. We describe these activities in “Item 4.B. Business Overview — Our Principal Activities — Treasury and Securities Investment.” We also maintain smaller trading positions, including equity and equity-linked securities and derivative financial instruments as part of our operations. Taking these positions entails making assessments about financial market conditions and trends. The revenues and profits we derive from many of these positions and related transactions are dependent on market prices, which are beyond our control. When we own assets such as debt securities, a decline in market prices, for example as a result of fluctuating market interest rates, can expose us to trading and valuation losses. In addition, when markets are volatile and subject to rapid changes in the price directions, the actual market prices may be contrary to our assessments and lead to lower than anticipated revenues or profits, or even result in losses, with respect to the related transactions and positions.

We may generate losses from brokerage and other commission- and fee-based business.

We through our investment and other subsidiaries currently provide, and seek to increase the offerings of, brokerage and other commission-and fee-based services. Downturns in stock markets typically lead to a decline in the volume of transactions that we execute for our customers and, therefore, to a decline in our non-interest revenues. In addition, because the fees that we charge for managing our clients’ portfolios are often based on the size of the assets under management, a downturn in the stock market which has the effect of reducing the value of our clients’ portfolios or increasing the amount of withdrawals also generally reduces the fees we receive from our securities brokerage, trust account management and other asset management services. Even in the absence of a market downturn, below-market performance by our securities, trust account or asset management subsidiaries may result in increased withdrawals and reduced cash inflows, which would reduce the revenue we receive from these businesses. In addition, protracted declines of asset prices can reduce liquidity for assets held by us and lead to material losses if we cannot close out or otherwise dispose of deteriorating positions in a timely way or at commercially reasonable prices.

Other Risks Relating to Us

Our ability to continue to pay dividends and service debt will depend on the level of profits and cash flows of our subsidiaries.

We are a financial holding company with minimal operating assets other than the shares of our subsidiaries. Our primary source of funding and cash flow is dividends from, or disposition of our interests in, our subsidiaries or our cash resources, most of which are currently the result of borrowings. Since our principal assets are the outstanding capital stock of our subsidiaries, our ability to pay dividends on our common and preferred shares and service debt will mainly depend on the dividend payments from our subsidiaries.

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

In the course of our operations, we must manage a number of risks, such as credit risks, market risks and operational risks. Although we devote significant resources to developing and improving our risk management policies and procedures and expect to continue to do so in the future, our risk management techniques may not be fully effective at all times in mitigating risk exposures in all market environments or against all types of risk, including risks that are unidentified or unanticipated. For example, from time to time, our and our subsidiaries’ employees have engaged in embezzlement of substantial amounts for an extended period of time before such activities were detected by our risk management systems. In response to these incidents, we have strengthened our internal control procedures by, among others, implementing a real-time monitoring system, but there is no assurance that such measures will be sufficient to prevent similar employee misconducts in the future. Management of credit, market and operational risk requires, among others, policies and procedures to record properly and verify a large number of transactions and events, and we cannot assure you that these policies and procedures will prove to be fully effective at all times against all the risks we face.

Legal claims and regulatory risks arise in the conduct of our business.

In the ordinary course of our business, we are subject to regulatory oversight and potential legal and administrative liability. We are also subject to a variety of other claims, disputes, legal proceedings and government investigations in Korea and other jurisdictions where we are active. These types of proceedings expose us to substantial monetary damages and legal defense costs, injunctive relief, criminal and civil penalties and the potential for regulatory restrictions on our businesses. The outcome of these matters cannot be predicted and they could adversely affect our future business.

In 2009, we became a defendant in individual and collective lawsuits in connection with the sale of foreign currency derivatives products known as “KIKOs,” which stands for “knock-in knock-out,” to certain of our customers comprised mostly of small- and medium-sized enterprises. The KIKOs, which are intended to be hedging instruments, operate so that if the value of Korean Won increases to a certain level, then we are required to pay the purchasers a certain amount, and if the value of Korean Won falls below a certain level, then the purchasers of KIKOs are required to pay us a certain amount. As the Korean Won significantly depreciated against the U.S. dollar in the second half of 2008, purchasers of KIKOs were required under the relevant contracts to make large payments to us, and some of such purchasers have filed lawsuits to nullify their obligations. The aggregate amount of such claims as of December 31, 2009 was ~~W~~21 billion, which may increase if the Korean Won depreciates against the U.S. dollar. While we have won a limited number of preliminary injunction cases at the lower court level, other cases are pending and additional cases may be filed against us. Other commercial banks facing similar claims have lost some of their preliminary injunction cases. If we lose any of these cases, the relevant court may nullify the contracts under which KIKO products were sold and order us to return payments received from the customers. On February 8, 2010, Woori Bank and Citibank won the first case on the merits in respect of KIKOs. While the facts of the cases to which Shinhan Bank is a party are similar to those of the case ruled in favor of Woori Bank and Citibank, the actual outcomes of the cases to which Shinhan Bank is a party remain uncertain. While the final outcome of such litigation is uncertain and we plan to rigorously defend our position, the lawsuits, especially if the courts finally rule against us, may have a material adverse effect on our business, financial condition and results of operations.

In addition, due to the recent global economic slowdown and a deteriorating Korean stock market in the second half of 2008, investment funds whose performance was tied to domestic and foreign stock market indexes experienced a sharp fall in their rates of return. Consequently, investors in these funds brought lawsuits against commercial banks in Korea that sold such investment fund products based on the allegation that such banks used defective sales practices in selling such funds, such as failing to comply with disclosure requirements or unfairly inducing them to invest in the funds. There have been cases in which the courts required the banks to compensate their customers for inadequate disclosure and unfair inducement. We cannot assure you that, despite due training, all of our employees in charge of such sales have not breached disclosure requirements, engaged in unfair inducement or committed similar acts or will not do the same in the future. As of December 31, 2009, there were 32 cases filed against Shinhan Bank in an aggregate amount of ~~W~~5.0 billion. The total amount in dispute may increase during the course of litigation and other lawsuits may be brought against us based on similar allegations. While it is difficult to predict the outcome of each lawsuit against us as it will ultimately depend on the specific facts and circumstances underlying such lawsuit, if the courts rule against us, the lawsuits may have a material adverse effect on our business, financial condition and results of operations.

We may incur significant costs in preparing for and complying with the new IFRS accounting standards, we may not be able to fully comply with such standards within the prescribed timeline, and the IFRS may significantly impact the results of our financial reporting.

In March 2007, the Government announced that all companies listed on the Korea Exchange, including us, would be required to comply with the International Financial Reporting Standards (“IFRS”) by 2011. The IFRS is the financial reporting standard adopted in more than 110 countries and has requirements that are substantially different from those under Korean GAAP or U.S. GAAP. We have established a task force team and built out a financial reporting system upgrade and other infrastructure to assist in the preparation for our IFRS compliance. Such preparation, as well as actual compliance with IFRS, may result in significant costs for us and may have a material adverse effect on our results of operations. In addition, we may not be able to comply with the IFRS requirements within the prescribed timeline, and such non-compliance may result in regulatory sanctions and harm to our reputation. Furthermore, compared to our current reporting standards under Korean GAAP or U.S. GAAP, the IFRS provides for differing reporting requirements with respect to the scope of consolidation, goodwill valuation, allowance for losses, revenue recognition and determination of employee compensation, which may make it difficult for our shareholders and other investors to compare our reported financial results under the IFRS to our reported financial results under the existing Korean GAAP or U.S. GAAP and thereby make their investment decisions on a sufficiently informed basis.

We may experience disruptions, delays and other difficulties relating to our information technology systems.

We rely on our information technology systems for our daily operations including billing, settling online and offline financial transactions and record keeping. We also upgrade from time to time our groupwide customer data-sharing and other customer relations management systems. We may experience disruptions, delays or other difficulties relating to our information technology systems, and may not timely upgrade our systems as needed. Any of these developments may have an adverse effect on our business and adversely impact our customers’ confidence in us.

Risks Relating to Law, Regulation and Government Policy

We are a heavily regulated entity and operate in a legal and regulatory environment that is subject to change, and violations could result in penalties and other regulatory actions.

As a financial services provider, we are subject to a number of regulations that are designed to maintain the safety and soundness of Korea’s financial system, to ensure our compliance with economic and other obligations and to limit our risk exposure. These regulations may limit our activities, and changes in these regulations may increase our costs of doing business. Regulatory agencies frequently review regulations relating to our business and implement new regulatory measures, including increasing the minimum required provisioning levels, capital ratios or capital adequacy ratios applicable to us and our subsidiaries from time to time. We expect the regulatory environment in which we operate to continue to change. Changes to regulations applicable to us and our business or changes in their implementation or interpretation could affect us in unpredictable ways and could adversely affect our business, results of operations and financial conditions.

In addition, violations of law and regulations could expose us to significant liabilities and sanctions. For example, If the Financial Services Commission determines that our financial condition, including the financial conditions of our operating subsidiaries, is unsound, or if we or our operating subsidiaries fail to meet the applicable requisite capital ratio or the capital adequacy ratio, as the case may be, set forth under Korean law, the Financial Services Commission may order, among others, at the level of the holding company or that of the relevant subsidiary, capital increases or reductions, stock cancellations or consolidations, transfers of business, sales of assets, closures of branch offices, mergers with other financial institutions, or suspensions of a part or all of our business operations. If any of such measures is imposed on us or on our subsidiaries as a result of unsound financial condition or failure to comply with minimum capital adequacy requirements or for other reasons, it will have a material adverse effect on our business, financial condition and results of operation.

For further details on the principal laws and regulations applicable to us as a holding company and our principal subsidiaries, see “Item 4.B. Business Overview — Supervision and Regulation.”

Increased government involvement in the economy and tighter regulation of the financial services industry in Korea in response to a financial crisis or economic downturn could impose greater restrictions on our business and hurt our profitability.

In response to the recent global financial crisis and the ensuing economic downturn, many governments worldwide, including the Government, have played a more active role in the economy through a variety of fiscal and macroeconomic measures, including increased government spending and lowering of base interest rates. In addition, the governments at times became directly involved in providing assistance, by direct investment otherwise, to troubled financial institutions and corporations, typically in exchange for increased government monitoring and guidance of the operations of such entities. In Korea, for example, in November 2008, in response to the high volatility in foreign exchange rates, several major commercial banks, including Shinhan Bank, entered into a memorandum of understanding with the Government under which they would accept greater government monitoring of their operations if they were to receive government guarantees for foreign currency-denominated borrowings. In addition, in the first half of 2009, in response to the tightened market liquidity, several major commercial banks, including Shinhan Bank, applied for a Government-backed credit line designed to ensure greater liquidity and capital adequacy, which however would impose, upon a drawdown, greater Government scrutiny of bank operations and conditionality on the use of proceeds. Shinhan Bank did not make actual use of either program, and as the volatility in foreign exchange rates and the liquidity crisis have abated to a large extent, both programs have since been terminated. However, there can be no assurance that if the Korean or global economy were to experience another severe crisis, the commercial banks in Korea, including Shinhan Bank, will not require similar or more stringent forms of Government assistance, or that the Government would be able or willing to provide assistance to the extent required. In addition, even if available, receipt of Government assistance may result in heightened Government scrutiny and guidance of bank operations to the extent that it may have a material adverse effect on Shinhan Bank’s business, results of operations and financial condition.

Currently, as the global economy shows growing signs of recovery, many governments worldwide, including the Korean government, have implemented or are considering implementing “exit” strategies, including reduced government spending and an increase of base interest rates. There can be no assurance that the implementation of such strategies will have the desired effect on the economy, and depending on the timing and magnitude, such strategies may result in a prolonged or more severe economic downturn, which would have a material adverse effect on our business, results of operations and financial condition.

In light of the widely held perception that the recent global liquidity crisis is at least partly attributable to deficiencies in the risk management systems and capital adequacy of financial institutions, many governments worldwide have taken or are considering taking measures to increase regulatory oversight in these and other areas. Examples of such measures currently being considered by the Government include proposals to further regulate capital and liquidity of financial institutions in line with the additional requirements established or being proposed to be established by the Basel Committee. There can be no assurance that such measures will have the desired consequences or not have untended adverse consequences which could hurt our business, results of operation and financial condition or profitability.

The Korean government may encourage targeted lending to and investment in certain sectors in furtherance of policy initiatives, and we may take this factor into account.

The Government has encouraged and may in the future encourage lending to or investment in the securities of certain types of borrowers and other financial institutions in furtherance of government initiatives. The Government, through its regulatory bodies such as the Financial Services Commission, has in the past announced lending policies to encourage Korean banks and financial institutions to lend to or invest in particular industries or customer segments, and, in certain cases, has provided lower cost funding through loans made by the Bank of Korea for further lending to specific customer segments. While all of our loans or securities investments are reviewed in accordance with our credit review policies or internal investment guidelines and regulations, we, on a voluntary basis, may factor the existence of such policies and encouragements into consideration in making loans or securities investments. In addition, while the ultimate decision whether to make loans or securities investments remains with us and is made based on our internal credit approval procedures and risk management systems independently of Government policies, the Government may in the future request financial institutions in Korea, including us, to make investments in or provide other forms of financial support to particular sectors of the Korean economy as a matter of policy, which financial institutions, including us, may be required to make or may otherwise decide to accept. For example, the Government took various initiatives to support small- and medium-sized enterprises, which were disproportionately affected by the recent downturn in the Korean and global economy. As part of such initiatives, Shinhan Bank, like other commercial banks in Korea, entered into a memorandum of understanding in April 2009 with the Government under which Shinhan Bank would make efforts, among others, to provide greater liquidity into the general economy by extending a sizable volume of loans to small- to medium-sized enterprises. We may incur costs or losses as a result of providing such financial support.

The level and scope of government oversight of our lending business, particularly regarding home equity and mortgage loans, may change depending on the economic or political climate.

Curtailing excessive speculation in the real estate market has historically been a key policy initiative for the Government, and it has in the past adopted several regulatory measures, including in relation to retail banking, to effect such policy. Some of the measures undertaken in the past include requiring financial institutions to impose stricter debt-to-income ratio and loan-to-value ratio requirements for mortgage loans for real property located in areas deemed to have engaged in high speculation, raising property tax on real estate transactions for owners of multiple residential units, adopting a ceiling on the sale price of newly constructed housing units and recommending that commercial banks restrain from making further mortgage and home equity lending, among others.

In light of the deepening slump in the housing market, the Government took or considered taking various initiatives to support the economy, such as deregulating the real estate sector and lowering tax rates. However, if the housing market shows signs of recovery, the Government may from time to time take measures to regulate the housing market in order to preempt undue speculation, including by way of imposing restrictions on retail lending, including mortgage and home equity lending. For example, in September 2009, in light of the growing concerns about the rising level of household debt in Korea, which is in large part secured by residential property, the Financial Supervisory Service announced that it will apply stricter debt-to-income ratios for mortgage and home equity lending. Any measures by the Government that is designed to stimulate or curb growth in the real property sector may be premature, result in unintended consequences or contribute to substantial future declines in real estate prices in Korea, which will reduce the value of the collateral securing our mortgage and home equity loans. See “— Risks Relating to Our Banking Business — A decline in the value of the collateral securing our loans or our inability to fully realize the collateral value may adversely affect our credit portfolio.” Such measures may also have the effect of limiting the growth and profitability of our retail banking business, especially in the area of mortgage and home equity lending.

Korea’s legislation allowing class action suits related to securities transactions may expose us to additional litigation risk.

The Act on Class Actions regarding Securities allows class action suits to be brought by shareholders of companies listed on the Korea Exchange, including ours, for losses incurred in connection with the purchase and sale of securities and other securities transactions arising from (i) false or inaccurate statements provided in registration statements, prospectuses and business reports; (ii) insider trading and (iii) market manipulation. This law permits 50 or more shareholders who collectively hold 0.01% or more of the shares of a company at the time when the cause of such damages occurred to bring a class action suit against, us and our subsidiaries and its and their respective directors and officers. It is uncertain how the courts will apply this law, however, as this law has been enacted only recently and there are few precedents. Litigation can be time-consuming and expensive to resolve, and can divert valuable management time and attention from the operation of a business. We are not aware of any basis for such suit being brought against us, nor, to our knowledge, are there any such suits pending or threatened. Any such litigation brought against us could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Korea

Unfavorable financial and economic conditions in Korea and globally may have a material adverse impact on our asset quality, liquidity and financial performance.

We are incorporated in Korea, where most of our assets are located and most of our income is generated. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our business, results of operation and financial condition are substantially dependent on developments relating to the Korean economy. As Korea’s economy is highly dependent on the health and direction of the global economy, and investor’s reactions to developments in one country can have adverse effects on the securities price of companies in other countries, we are also subject to the fluctuations of the global economy and financial markets. Factors that determine economic and business cycles in Korea and globally are for the most part beyond our control and inherently uncertain. In addition to discussions of recent developments regarding the global economic and market uncertainties and the risks relating to us as provided elsewhere in this section, factors that could hurt Korea’s economy in the future include, among others:

•	volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (particularly against U.S. dollar), interest rates and stock markets;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

•	adverse developments in the economies of countries to which Korea exports goods and services (such as the United States, China and Japan), or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;

•	the continued emergence of China, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and relocation of the manufacturing base from Korea to China);

•	social and labor unrest or declining consumer confidence or spending resulting from lay-offs, increasing unemployment and lower levels of income;

•	uncertainty and volatility in real estate prices arising, in part, from the Government’s policy-driven tax and other regulatory measures;

•	a decrease in tax revenues and a substantial increase in the Government’s expenditures for unemployment compensation and other social programs that together could lead to an increased Government budget deficit;

•	political uncertainty or increasing strife among or within political parties in Korea, including as a result of the increasing polarization of the positions of the ruling conservative party and the progressive opposition;

•	a deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy; and

•	any other developments that has a material adverse effect in the global economy, such as an act of war, a terrorist act or a breakout of an epidemic such as SARS, avian flu or swine flu.

Any future deterioration of the Korean economy could have an adverse effect on our business, financial condition and results of operation.

Tensions with North Korea could have an adverse effect on us, the price of our common stock and our American depositary shares.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and long-range missile programs and uncertainty regarding North Korea’s actions and possible responses from the international community. In April 2009, after launching a long-range rocket over the Pacific Ocean which led to protests from the international community, North Korea announced that it would permanently withdraw from the six-party talks that began in 2003 to discuss Pyongyang’s path to denuclearization. On May 25, 2009, North Korea conducted its second nuclear testing by launching several short-ranged missiles. In response to such actions, the Republic decided to join the Proliferation Security Initiative, an international campaign aimed at stopping the trafficking of weapons of mass destruction, over Pyongyang’s harsh rebuke and threat of war. After the United Nations Security Council passed a resolution on June 12, 2009, to condemn North Korea’s second nuclear test and impose tougher sanctions such as a mandatory ban on arms exports, North Korea announced that it would produce nuclear weapons and take “resolute military actions” against the international community. In addition, the military and political tension in the Korean peninsula may further escalate as a result of allegations of a covert involvement by a North Korean submarine in the sinking of a Korean navy ship in March 2010.

There recently has been increased uncertainty about the future of North Korea’s political leadership and its implications for the economic and political stability of the region. In June 2009, American and South Korean officials announced that Kim Jong-il, the North Korean ruler who reportedly suffered a stroke in August 2008, designated his third son, who is reportedly to be in his twenties, to become his successor. The succession plan, however, remains uncertain. In addition, North Korea’s economy faces severe challenges. For example, on November 30, 2009, the North Korean government redenominated its currency at a ratio of 100 to 1 in an attempt to control inflation and reduce income gaps. In tandem with the currency redenomination, the North Korean government banned the use or possession of foreign currency by its residents and closed down privately run markets, which led to severe inflation and food shortages. Such developments may further aggravate social and political tensions within North Korea, and in turn the entire Korean peninsula.

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

As part of the financing for the LG Card acquisition, we issued to 12 entities in Korea an aggregate of 14,721,000 redeemable convertible preferred shares, which are convertible into 3.01% of our total issued common shares on a fully diluted basis. These redeemable convertible preferred shares may be converted into our common shares at any time from January 26, 2008 through January 25, 2012. Currently, we do not know when or what percentage of our redeemable convertible preferred shares will be converted, or disposed of following the conversion. Accordingly, we cannot currently predict the impact of such conversion or disposal.

Ownership of our shares is restricted under Korean law.

Under the Financial Holding Companies Act, any single shareholder (together with certain persons in a special relationship with such shareholder) may acquire beneficial ownership of up to 10% of the total issued and outstanding shares with voting rights of a bank holding company controlling national banks such as us. In addition, any person, except for a “non-financial business group company” (as defined below), may acquire in excess of 10% of the total voting shares issued and outstanding of a financial holding company which controls a national bank, provided that a prior approval from the Financial Services Commission is obtained each time such person’s aggregate holdings exceed 10% (or 15% in the case of a financial holding company controlling regional banks only), 25% or 33% of the total voting shares issued and outstanding of such financial holding company. The Government and the Korea Deposit Insurance Corporation are exempt from this limit. Furthermore, certain non-financial business group companies (i.e., (i) any same shareholder group with aggregate net assets of all non-financial business companies belonging to such group of not less than 25% of the aggregate net assets of all members of such group; (ii) any same shareholder group with aggregate assets of all non-financial business companies belonging to such group of not less than ~~W~~2 trillion; or (iii) any mutual fund in which a same shareholder group identified in (i) or (ii) above owns more than 4% of the total shares issued and outstanding of such mutual fund) may not acquire beneficial ownership in us in excess of 4% of our outstanding voting shares, provided that such non-financial business group companies may acquire beneficial ownership of up to 10% of our outstanding voting shares with the approval of the Financial Services Commission under the condition that such non-financial business group companies will not exercise voting rights in respect of such shares in excess of the 4% limit. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Restrictions on Financial Holding Company Ownership.” To the extent that the total number of shares of our common stock that you and your affiliates own together exceeds these limits, you will not be entitled to exercise the voting rights for the excess shares, and the Financial Services Commission may order you to dispose of the excess shares within a period of up to six months. Failure to comply with such an order would result in a fine of up to ~~W~~50 million, plus an additional charge of up to 0.03% of the book value of such shares per day until the date of disposal.

Holders of our ADSs will not have preemptive rights in certain circumstances.

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

The market value of your investment in our ADSs may fluctuate due to the volatility of the Korean securities market.

Our common stock is listed on the KRX KOSPI Division of the Korea Exchange, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the Stock Market Division of the Korea Exchange. The Stock Market Division of the Korea Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the Stock Market Division of the Korea Exchange has prescribed a fixed range in which share prices are permitted to move on a daily basis. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and the international markets.

The Korean government has the potential ability to exert substantial influence over many aspects of the private sector business community, and in the past has exerted that influence from time to time. For example, the Korean government has promoted mergers to reduce what it considers excess capacity in a particular industry and has also encouraged private companies to publicly offer their securities. Similar actions in the future could have the effect of depressing or boosting the Korean securities market, whether or not intended to do so. Accordingly, actions by the government, or the perception that such actions are taking place, may take place or has ceased, may cause sudden movements in the market prices of the securities of Korean companies in the future, which may affect the market price and liquidity of our common stock and ADSs.

Your dividend payments and the amount you may realize upon a sale of your ADSs will be affected by fluctuations in the exchange rate between the Dollar and the Won.

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

Under Korean tax law, a securities transaction tax (including an agriculture and fishery special surtax) is imposed on transfers of shares listed on the Korea Exchange, including our common shares, at the rate of 0.3% of the sales price if traded on the Korea Exchange. According to a tax ruling issued by Korean tax authorities, securities transaction tax could be imposed on the transfer of American depositary shares. In May 2007, the Seoul Administrative Court held that depositary receipts do not constitute share certificates subject to the securities transaction tax. The case was upheld by the Seoul High Court, and the Supreme Court in 2008 dismissed the tax authorities’ appeal against the Seoul High Court decision, rendering the Seoul High Court’s decision final. However, having dismissed the tax authorities’ appeal without ruling on the substantive law, it is unclear how much precedential value the Supreme Court’s ruling will have on this subject. Even if depositary receipts, including the ADSs, constitute share certificates subject to securities transaction tax under the Securities Transaction Tax Law, capital gains from a transfer of depositary receipts listed on the New York Stock Exchange, the NASDAQ National Market or other qualified foreign exchanges are exempt from the securities transaction tax. See “Item 10.E. Taxation — Korean Taxation.”

Other Risks

We do not prepare interim financial information on a U.S. GAAP basis.

We, including our subsidiaries such as Shinhan Bank and Shinhan Card, are not required to and do not prepare interim financial information on a U.S. GAAP basis. U.S. GAAP differs in significant respects from Korean GAAP, particularly with respect to the establishment of provisions and loan loss allowance and determination of the scope of consolidation. See “Item 5.B. Liquidity and Capital Resources — Selected Financial Information under Korean GAAP” and “— Reconciliation with Korean Generally Accepted Accounting Principles.”

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

We are a corporation with limited liability organized under the laws of Korea. Substantially all of our directors and officers and other persons named in this annual report reside in Korea, and all or a significant portion of the assets of our directors and officers and other persons named in this annual report and substantially all of our assets are located in Korea. As a result, it may not be possible for holders of the American depository shares to effect service of process within the United States, or to enforce against them or us in the United States judgments obtained in United States courts based on the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the United States federal securities laws.

We may become a passive foreign investment company (“PFIC”), which could result in adverse U.S. tax consequences to U.S. investors.

Based upon the past and projected composition of our income and valuation of our assets, we do not believe that we were a PFIC for 2009, and we do not expect to be a PFIC in 2010 or to become one in the foreseeable future, although there can be no assurance in this regard. If, however, we become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we become a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. Our PFIC status is determined on an annual basis and depends on the composition of our income and assets. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which generally includes cash) is at least 50%. Special rules treat certain income earned by a non-U.S. corporation engaged in the active conduct of a banking business as non-passive income. We cannot assure you that we will not be a PFIC for 2010 or any future taxable year.

ITEM 4.	INFORMATION ON THE COMPANY

ITEM 4.A.	History and Development of the Company

Introduction

Incorporated on September 1, 2001, Shinhan Financial Group is the first privately-held financial holding company to be established in Korea. Since inception, we have developed and introduced a wide range of financial products and services in Korea and aimed to deliver comprehensive financial solutions to clients through a convenient one-portal network. According to reports by the Financial Supervisory Service, we are one of the three largest financial services providers in Korea as measured by total assets as of December 31, 2009 and operate the third largest banking business (as measured by total assets as of December 31, 2009) and the largest credit card business (as measured by the total credit purchase volume as of December 31, 2009) in Korea.

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

We currently have 12 direct subsidiaries and 20 indirect subsidiaries offering a wide range of financial products and services, including commercial banking, corporate banking, private banking, credit card, asset management, brokerage and insurance services. We believe that such breadth of services will help us to meet the diversified needs of our present and potential clients. We currently serve approximately 16.5 million active customers, which we believe is the largest customer base through approximately 17,300 employees at approximately 1,400 network branches groupwide. While substantially all of our revenues have been historically derived from Korea, we aim to serve the needs of our clients through a global network of our 52 offices in the United States, Canada, the United

Kingdom, Japan, the People’s Republic of China, Germany, India, Hong Kong, Vietnam, Cambodia, Kazakhstan and Singapore.

Our registered office and corporate headquarters are located at 120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea, and our telephone number is +822 6360 3000.

Our Strategy

Prior to the recent global financial crisis, we primarily focused on increasing our market share in the domestic financial services industry and achieving an economy of scale in our major business operations, including through acquisition of Chohung Bank and LG Card, and seeking synergy opportunities therefrom. However, in the face of the recent global financial crisis, we adopted a more conservative “back-to-basics” approach by strengthening our business fundamentals and competitive sustainability, primarily through enhanced risk management and programs designed to heighten customer retention.

We believe that the preemptive steps we undertook at the outset of the recent global financial crisis have been instrumental to our successfully overcoming the immediate challenges created by the crisis. However, significant uncertainties remain in the aftermath of the recent global financial crisis. While Korean economy has experienced a relatively speedy recovery, there is significant risk for another worldwide recession, including as a result of the ongoing fiscal crisis in select European countries. On the regulatory front, the recent global financial crisis is likely to usher in heightened regulatory scrutiny over key operational aspects of the financial sector as well as and more stringent capital adequacy and liquidity requirements. Furthermore, competition in the Korean financial services sector may intensify as a result of further industry consolidation and privatization in the banking sector and the introduction of mobile phone payment services by leading telecommunication companies in Korea, which services, if widely adopted, may potentially replace existing credit card services.

Notwithstanding these and other challenges, we believe we must cautiously realign our strategic priorities in order to capture available opportunities and strengthen our platform for sustained future growth so that we may attain our long-term objectives of becoming the number-one leading financial brand in Korea and a world-class financial service provider in terms of customer value creation. More specifically, our realigned strategic priorities include the following:

•	Secure the leading position in our core businesses. We plan to increase our market share and otherwise achieve quantitative growth in our banking and credit card businesses through quality customer service that is tailored to meet the varying needs of our diverse customer segments and is differentiated from that offered by our competitors.

•	Strengthen non-interest income generating businesses. While we will continue to focus on our core, interest-income generating businesses of banking and credit card services, in order to attain a more balanced overall business portfolio we plan to strengthen our non-interest income generating businesses such as asset management, insurance and securities investment by enhancing brand awareness, economy of scale and product development and distribution capabilities with respect to these businesses. We believe that this approach will help us to generate our overall revenues and earnings more consistently by reducing our interest rate exposure and we believe that such approach is timely in light of the anticipated impending end of the low interest rate environment as part of the Government’s exit strategy, which development is likely to drive up funding costs in general.

•	Enhance groupwide synergy with focus on the customer. In light of the wide range of financial services offered by our many subsidiaries, we believe a key driver to our future growth is to provide our customers with enhanced access to our diverse product offerings and greater incentives to use them through a more customer-friendly, one-portal financial service platform. To that end, we are developing a groupwide customer relationship management system tailored to the lifestyle and spending patterns of each customer, in order to facilitate the sharing of customer data and product distribution channels among our member companies and further strengthen our groupwide product recommendation systems for cross-selling and up-selling opportunities such as wealth management. We also seek to reduce cost at a groupwide level by encouraging our operating subsidiaries to share a common platform for general and administrative services.

•	Gain competitiveness in strategic growth areas. We intend to seek new business opportunities by sharing management and other resources groupwide to identify and develop potential strategic growth areas. We also plan to enhance our competitiveness in the investment banking business by redefining its business strategy at the group level. To further strengthen our foundation to become a leading global financial institution, we plan to increase our presence in select Asian markets.

In order to achieve the foregoing strategic objectives, we plan to continue to enhance our business fundamentals in the following areas:

•	Operational management system. We plan to optimize the use of our groupwide resources by streamlining our corporate governance and organizational structure and enhancing our operational management system, establishing of a fairer and more accurate performance-based compensation system and further encouraging collaboration among our various business units.

•	Employee training. In order to attract highly qualified new recruits which are vital to sharpening our competitive edge, we plan to enhance groupwide training programs and introduce other career development programs such as the accelerated promotion of local hires in our overseas offices.

•	Brand promotion and corporate culture. In order to further upgrade our brand image and foster a culture of unity among our employees and synergy across our various business units in servicing our common customers, we plan to introduce a centralized brand management system, reinforce our social responsibility initiatives and encourage greater interaction and communication among staffs of our different business units.

•	Balanced risk-return management. In a continuing effort to attain a healthy and balanced risk-return profile, we will promote growth within the pre-defined risk tolerance level by further fine-tuning our risk management system, selectively seeking further business opportunities and strengthening our capital adequacy and liquidity groupwide.

At the subsidiary level, the following outlines in greater detail our specific strategies for our core business lines:

•	in commercial banking, our primary objective is to strengthen our competitive position and become the leading bank in Korea through enhancing customer satisfaction, locking in the loyalty of our existing banking customers and further enlarging our customer base. To this end, we plan to fully leverage the scale of our banking operation afforded by our extensive branch network, emphasize cross-selling non-banking products at our banking network, offer total financial service packages, bolster our brand image and further upgrade our customer service infrastructure, risk management systems and other operating processes. We also intend to enter, on a selective basis, into promising new businesses by strengthening our investment banking, private banking and other fee-based businesses, making significant inroads into the retirement pension market, and offering differentiated wealth management strategies and portfolios.

•	in credit card business, our primary objective is to further solidify our market leadership as the largest credit card service provider in Korea through differentiated and tailored customer service based on a strategy that emphasizes “soft” and “smart” aspects of enhancing customer loyalty, brand recognition and revenue expansion. We will also emphasize further optimizing our risk management through preemptive risk prevention, creating new synergy opportunities through collaboration with our other Shinhan affiliates and enhanced use of the groupwide customer relationship management system, and identifying and developing new potential growth areas.

•	in securities and asset management business, our primary objective is to establish a solid platform for providing leading brokerage, financial advisory and asset management services in Korea in light of the recent deregulations of the securities and asset management industries in Korea. We aim to selectively develop competitive business models and capture promising business opportunities, including wealth management and investment advisory services. We have recently merged our investment advisory affiliates to promote economy of scale and solidify our brand recognition in this market. Our near-term strategic objective is to promote cross-selling, and in order to achieve this end, we have implemented strategies to enhance our research and preemptive risk management capabilities and maximize our groupwide synergy base.

•	in insurance business, our primary objective is to enhance our market position as one of the leading insurers in Korea. To that end, we aim to maximize the use of our groupwide distribution channels, particularly in banking and credit card businesses, in order to foster direct interaction with customers. We also aim to train specialists and offer differentiated products targeting the fast-growing senior citizen population in Korea.

Our History and Development

On September 1, 2001, we were formed as a financial holding company under the Financial Holding Companies Act, as a result of acquiring all of the issued shares of the following four entities from their former shareholders in exchange for shares of our common stock: (i) Shinhan Bank, a nationwide commercial bank listed on the Korea Exchange, (ii) Shinhan Securities Co., Ltd., a securities brokerage company listed on the Korea Exchange, (iii) Shinhan Capital Co., Ltd., a leasing company listed on the Korea Exchange Korean Securities Dealers Automated Quotations (“KRX KOSDAQ”), and (iv) Shinhan Investment Trust Management Co., Ltd., a privately held investment trust management company. On September 10, 2001, the common stock of our holding company was listed on what is currently the KRX KOSPI Market.

Since our inception, we have expanded our operations, in large part, through strategic acquisitions or formation of joint ventures. Our key acquisitions and joint venture formations are described as below:

		Principal	Method of
Date of Acquisition	Entity	Activities	Establishment

April 2002	Jeju Bank	Regional banking	Acquisition from Korea Deposit Insurance Corporation
July 2002	Shinhan Investment Corp.(1)	Securities and investment	Acquisition from the SsangYong Group
August 2002	Shinhan BNP Paribas Investment Trust Management Co., Ltd.(2)	Investment advisory	50:50 joint venture with BNP Paribas
August 2003	Chohung Bank(3)	Commercial banking	Acquisition from creditors
December 2005	Shinhan Life Insurance	Life insurance services	Acquisition from shareholders
March 2007	LG Card(4)	Credit card services	Acquisition from creditors

Notes:

(1)	Renamed as Shinhan Investment Corp. from Goodmorning Shinhan Securities Co., Ltd. effective August 2009.

(2)	In August 2002, we signed a joint venture agreement with BNP Paribas Asset Management, the asset management arm of BNP Paribas, in respect of Shinhan Investment Trust Management. In October 2002, we sold to BNP Paribas Asset Management 3,999,999 shares of Shinhan Investment Trust Management, representing 50% less one share, which was subsequently renamed as Shinhan BNP Paribas Investment Trust Management Co., Ltd. (“Shinhan BNP Paribas Investment Trust Management”). In January 2009, SH Asset Management Co., Ltd. (“SH Asset Management”) and Shinhan BNP Paribas Investment Trust Management merged to form Shinhan BNP Paribas Asset Management Co., Ltd. (“Shinhan BNP Paribas Asset Management”).

(3)	In August 2003, we acquired 80.04% of common shares of Chohung Bank, a nationwide commercial bank in Korea. We subsequently acquired the remaining interest in Chohung Bank through a series of transactions and delisted Chohung Bank from the Korea Exchange in July 2004. We merged former Shinhan Bank and Chohung Bank in April 2006, with Chohung Bank becoming the legal surviving entity. The newly merged bank then changed its name to “Shinhan Bank.”

(4)	In June 2002, the credit card division of Shinhan Bank was split off and established as our wholly-owned subsidiary, Shinhan Card Co., Ltd. In April 2006, concurrently with the merger of former Shinhan Bank and Chohung Bank, we also split off Chohung Bank’s credit card business and merged it into the former Shinhan

Card. In March 2007, we acquired from the creditor committee and other shareholders of LG Card the controlling equity interest in LG Card following a public tender offer. After our further acquisition of shares in July 2007 following a second public tender offer and a share swap with our shares in September 2007, LG Card became our wholly-owned subsidiary. On October 1, 2007, LG Card assumed all of the assets and liabilities of former Shinhan Card, and changed its name to Shinhan Card. On the same date, former Shinhan Card changed its name to SHC Management Co., Ltd. and commenced its liquidation process on October 1, 2009.

We list below some of the recent developments relating to our organizational structure.

•	In January 2009, Shinhan BNP Paribas Investment Trust Management Co., Ltd. and SH Asset Management, two our asset management subsidiaries, were merged, with Shinhan BNP Paribas Investment Trust Management Co., Ltd. Being the surviving legal entity and renamed as Shinhan BNP Paribas Asset Management Co., Ltd. Shinhan BNP Paribas Investment Trust Management was a 50:50 joint venture with BNP Paribas S.A., and SH Asset Management was our wholly-owned subsidiary. Following the merger, we and BNP Paribas own 65% and 35% equity interest in Shinhan BNP Paribas Asset Management, respectively.

•	In June 2009, we sold 3,290,002 common shares, or approximately 35%, of Cardif Life Insurance Company (formerly SH&C Life Insurance Co., Ltd.), a 50:50 joint venture with BNP Paribas Assurance (formerly known as Cardif S.A.), to BNP Paribas Assurance for ~~W~~23 billion. Following this transaction, BNP Paribas Assurance owns approximately 85% equity interest in Cardif Life Insurance Company. In consideration of our extensive business partnership with BNP Paribas and Shinhan Bank’s role in selling the bancassurance products, we transferred a 15% equity interest in Cardif Life Insurance Company to Shinhan Bank for ~~W~~7.26 billion. Following this transaction, Cardif Life Insurance Company is no longer our subsidiary.

•	In September 2009, Shinhan Bank established Shinhan Bank Japan as its wholly-owned subsidiary to provide banking services in Japan, which were formerly provided at a branch level.

•	In October 2009, Shinhan Bank established Shinhan Vietnam Bank as its wholly-owned subsidiary to provide banking services in Vietnam, which were formerly provided at a branch level.

•	In December, 2009, Shinhan Capital made a capital contribution of ~~W~~10 billion to form Petra PEF, a private equity fund specializing in equity investments, in which Shinhan Capital holds a 23.8% equity interest.

•	In January 2010, Shinhan Data System, an information technology service provider which was formerly a subsidiary of Shinhan Bank, became a direct subsidiary of Shinhan Financial Group in order to integrate and promote efficiency in information technology operations at the groupwide level.

•	On June 4, 2010, CHB Valuemeet 2001 First SPC, a special purpose company wholly owned by Shinhan Bank, was disaffiliated from Shinhan Financial Group. CHB Valuemeet 2001 First SPC was established by Shinhan Bank to securitize its impaired loan assets.

Rights Offering

On February 2, 2009, our board of directors decided to issue 78,000,000 new common shares, or approximately 19.7% of our then outstanding common shares, to our existing shareholders in order to, among others, enhance our capital position to prepare for potential contingencies that might result from the prevailing economic environment, notwithstanding that we and our subsidiaries had fully satisfied (as also is the case now) the capital adequacy ratios required under applicable laws and regulations and were not (as also is the case now) facing any significant liquidity constraints or financial distress. The subscription price per share was determined as ~~W~~16,800 based on a pricing formula prescribed by the rules of the Financial Services Commission. On March 19, 2009, the offering was completed with substantially all of the rights shares subscribed by our existing shareholders, and following settlement on March 24, 2009, the newly issued shares were listed on the Korea Exchange on March 30, 2009. The aggregate proceeds from the rights offering was approximately ~~W~~1,310,400,000,000 (prior to adjustments for underwriting commissions and other offering expenses). The rights offering resulted in a capital increase by approximately 16.4%. The proceeds from the rights offering were used to support our existing business operations and other general corporate purposes.

ITEM 4.B.	Business Overview

Unless otherwise specifically mentioned, the following business overview is presented on a consolidated basis under U.S. GAAP.

Our Principal Activities

We provide comprehensive financial services, principally consisting of the following:

•	commercial banking services, consisting of:

•	retail banking services;

•	corporate banking services, primarily consisting of:

small- and medium-sized enterprises banking; and

large corporate banking;

•	treasury and securities investment;

•	other banking services, including trust account management services provided by Shinhan Bank;

•	credit card services;

•	securities brokerage services;

•	insurance services, primarily consisting of:

•	life insurance services; and

•	bancassurance;

•	asset management services, including brokerage and trading of various securities, related margin lending and deposit and trust services, and other asset management services; and

•	other services, including leasing and equipment financing, investment trust management, regional banking, investment banking advisory and loan collection and credit reporting.

In addition to the above-mentioned business activities, we have a corporate center at the holding company level whose primary function is to support the cross-divisional management of our organization.

Our principal business activities are not subject to any material seasonal trends. While we have a number of overseas branches and subsidiaries, substantially all of our assets are located, and substantially all of our revenues are generated, in Korea.

Deposit-Taking Activities

Principally through Shinhan Bank, we offer many deposit products that target different customer segments with features tailored to each segment’s financial and other profile. Our deposit products consist principally of the following:

•	Demand deposits. Demand deposits do not accrue interest or accrue interest at a lower rate than time or savings deposits and allow the customer to deposit and withdraw funds at any time. If interest-bearing, demand deposits have interest accruing at a fixed or variable rate depending on the period and the amount of deposit. Demand deposits constituted approximately 7.8% and 7.3% of our total deposits as of December 31, 2008 and 2009, respectively. Our demand deposits paid average interest of 0.78% and 0.45% in 2008 and 2009, respectively.

•	Savings deposits. Savings deposits allow the customer to deposit and withdraw funds at any time and accrue interest at an adjustable interest rate, which is typically lower than the rate applicable to time or installment deposits. In 2009, the interest rate on savings deposits ranged from zero to 3.31%. Saving deposits constituted approximately 25.6% of our total deposits as of December 31, 2008 and paid average interest of 2.32% in 2008, and approximately 26.1% of our total deposits as of December 31, 2009 and paid average interest of 1.22% in 2009.

•	Certificates of deposit. Certificates of deposit typically have maturities from 30 days to five years. Interest rates on certificates of deposit are determined based on the length of the deposit and prevailing market interest rates. Certificates of deposit are sold at a discount to their face value, reflecting the interest payable on the certificates of deposit. Certificates of deposit constituted approximately 11.3% and 5.4% of our total deposits as of December 31, 2008 and 2009, respectively. Our certificates of deposit paid average interest of 5.94% and 5.48% in 2008 and 2009, respectively.

•	Other time deposits. Other time deposits generally require the customer to maintain a deposit for a fixed term during which the deposit accrues interest at a fixed rate or a variable rate based on certain financial indexes, including the Korea Composite Stock Price Index (KOSPI). If the deposit is withdrawn prior to the end of the fixed term, the customer is paid a lower interest rate than that originally offered. The term typically ranges from one month to five years. Other time deposits constituted approximately 55.1% and 61.1% of our total deposits as of December 31, 2008 and 2009, respectively, and paid average interest of 4.94% and 3.91% in 2008 and 2009, respectively.

•	Mutual installment deposits. Mutual installment deposits generally require the customer to make periodic deposits of a fixed amount over a fixed term (usually six months to five years) during which the deposit accrues interest at a fixed rate. If the deposit is withdrawn prior to the end of the fixed term, the customers are paid a lower interest rate than that originally offered. Mutual installment deposits constituted approximately 0.2% and 0.1% of our total deposits as of December 31, 2008 and 2009, respectively, and paid average interest of 3.78% and 3.70% in 2008 and 2009, respectively.

We also offer deposits which provide the customer with preferential rights to housing subscriptions under the Housing Construction Promotion Law, and eligibility for mortgage loans. These products include:

•	Housing subscription time deposits. These deposit products are special purpose time deposits providing the customer with a preferential right to subscribe for new private apartment units under the Housing Construction Promotion Law. This law provides various measures supporting the purchase of houses and the supply of such houses by construction companies. Under this law, if a potential home-buyer subscribes for these deposit products and holds them for a certain period of time set forth in the Housing Construction Promotion Law, such customer obtains the right to subscribe for new private apartment units on a priority basis. Such preferential rights are neither transferable nor marketable in the open market. These products accrue interest at a fixed rate for one year and at an adjustable rate after one year, which are consistent with other time deposits. Required deposit amounts per account range from ~~W~~2 million to ~~W~~15 million depending on the size and location of the dwelling unit. These deposit products target high- and middle-income households as customers.

•	Housing subscription installment savings deposits. These deposit products are monthly installment savings products providing the customer with a preferential subscription right for new private apartment units under the Housing Construction Promotion Law. Such preferential rights are neither transferable nor marketable in the open market. These deposits require monthly installments of ~~W~~50,000 to ~~W~~500,000, have maturities between three and five years and accrue interest at fixed rates depending on the term, which are consistent with other installment savings deposits. These deposit products target low- and middle -income households as customers. For information on our deposits in Korean Won based on the principal types of deposit products we offer, see “— Description of Assets and Liabilities — Funding — Deposits.”

We offer a range of interest rates on our deposit products depending on the rate of return on our interest-earning assets, average funding costs and interest rates offered by other major commercial banks.

We also offer court deposit services for litigants in Korean courts, which involve providing effectively an escrow service for litigants involved in certain types of legal or other proceedings. Chohung Bank historically was a dominant provider of such services since 1958, and following the acquisition of Chohung Bank, we continue to hold a dominant market share in these services. Such deposits typically carry interest rates lower than the market rates

(by approximately 1% per annum) and amounted to ~~W~~5,167 billion, ~~W~~5,100 billion and ~~W~~5,706 billion as of December 31, 2007, 2008 and 2009, respectively.

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

Retail Banking Services

Overview

We provide retail banking services primarily through Shinhan Bank, and, to a significantly lesser extent, through Jeju Bank, a regional commercial bank. The retail loans, excluding credit card receivables, amounted to ~~W~~63,329 billion as of December 31, 2009.

Retail banking services include mortgage and retail lending as well as demand, savings and fixed deposit-taking, checking account services, electronic banking and ATM services, bill paying services, payroll and check-cashing services, currency exchange and wire fund transfer. We believe that providing modern and efficient retail banking services is important to maintaining our public profile and as a source of fee-based income. We believe that our retail banking services and products will become increasingly important in the coming years as the domestic banking sector further develops and becomes more complex.

Retail banking has been and will continue to remain one of our core businesses. Our strategy in retail banking is to provide prompt and comprehensive services to retail customers through increased automation and improved customer service, as well as a streamlined branch network. The retail segment places an emphasis on targeting high net worth individuals.

Retail Lending Activities

We offer various retail loan products, consisting principally of household loans, which target different segments of the population with features tailored to each segment’s financial profile and other characteristics, including each customer’s profession, age, loan purpose, collateral requirements and the duration of the customer’s relationship with Shinhan Bank. Household loans consist principally of the following:

•	Mortgage and home equity loans, which are mostly comprised of mortgage loans that are used to finance home purchases and are generally secured by the home being purchased; and

•	Other retail loans, which are loans made to customers for any purpose other than mortgage and home equity loans and the terms of which vary based primarily upon the characteristics of the borrower and which are either unsecured or secured, or guaranteed by deposits or a third party.

As of December 31, 2009, our mortgage and home-equity loans and other retail loans accounted for 63.2% and 36.8%, respectively, of our retail loans (excluding credit card loans).

For secured loans, including mortgage and home equity loans, our policy is to lend up to 40% to 60% of the appraisal value of the collateral, after taking into account the value of any lien or other security interest (other than petty claims) that is prior to our security interest. As of December 31, 2009, the loan-to-value ratio of mortgage and home equity loans, under Korean GAAP, of Shinhan Bank was approximately 46.3%. As of December 31, 2009, substantially all of our mortgage and home equity loans were secured by residential property.

Due to the rapid increase in mortgage and home equity loans in Korea, in 2005 and 2006, the Financial Services Commission implemented stringent regulations and guidelines that are designed to suppress the increase of loans secured by housing. These regulations include restrictions on banks’ maximum loan-to-value ratios, evaluation of the borrower’s debt-to-income ratio, guidelines with respect to appraisal of collateral, internal control and credit approval policy requirements with regard to housing loans as well as provisions designed to discourage commercial banks or other financial institutions from instituting incentive-based marketing and promotion of housing loans. In addition to the existing regulations and guidelines, from the second half of 2005 to the first quarter of 2007, the Financial Services Commission implemented additional guidelines to reduce mortgage and home equity loans and stabilize the real estate market, including (i) restricting the number of extensions on loans secured by the borrower’s apartment to one, (ii) reducing the maximum loan-to-value ratio for loans secured by the borrower’s apartment in highly speculated areas, (iii) forbidding to extend mortgage or home equity loans to minors and (iv) lowering the minimum loan-to-value ratio to 40% in respect of loans by banks and insurance companies for the purpose of assisting the purchase of apartments located in highly speculated areas with a purchase price of less than ~~W~~600 million. Following the onset of the new administration of President Lee Myung Bak, whose campaign platform included promises of market-oriented deregulation, and in response to the ongoing recession in the housing market, the Government has rolled back some of the restrictive regulatory initiatives, including raising the loan-to-value ratio to 60% except in three designated highly speculative areas. However, in the second half of 2009 amid concerns about the rising level of household debt, of which a substantial majority is secured by residential properties, the Government has expanded the application of the restrictive debt-to-income ratio and the loan-to-value ratio to all metropolitan areas.

The following table sets forth the portfolio of our retail loans.

	As of December 31,
	2007		2008		2009
	(In billions of Won, except percentages)

Retail loans(1)
Mortgage and home-equity(2)	~~W~~	31,495	~~W~~	36,183	~~W~~	40,022
Other consumer(2)		25,475		25,026		23,307
Percentage of retail loans to total gross loans		37.5%		35.9%		37.4%

Notes:

(1)	Before allowance for loan losses and excludes credit card accounts.

(2)	In Korea, construction companies typically require buyers of new homes (including apartment units) to make installment payments of the purchase price well in advance of the title transfer. Commercial banks, including Shinhan Bank, provide advance loans, on an unsecured basis for the time being, to retail borrowers where the use of proceeds is restricted to financing of home purchases. A significant portion of these loans are guaranteed by third parties, which may include the construction company receiving the installment payment, until construction of the home is completed. Once construction is completed and the titles to the homes are transferred to the borrowers, which may take several years, these loans become secured by the new homes purchased by these borrowers. In recognition of the unsecured nature of such loans, we classify such loans as other consumer loans.

Pricing

The interest rates on retail loans made by Shinhan Bank are either floating rates (which are periodically reset based on a base rate determined for three-month, six-month or twelve-month periods derived using an internal transfer price system, which reflects the cost of funding in the market, expenses related to lending and the profit margin) or fixed rates that reflect the cost of funding, expenses related to lending and the profit margin. Fixed rate loans currently have maturities of three years or less and offered only on a limited basis. For unsecured loans, we incorporate into the offered rates a margin based on, among other things, the borrower’s credit score as determined during our loan approval process. For secured loans, the credit limit is based on the type of collateral, priority with respect to the collateral and the loan to value ratio. We can adjust the pricing of these loans to reflect the borrower’s current and/or expected future contribution to our profitability. The applicable interest rate is determined at the time a loan is extended. If a loan is terminated prior to its maturity, the borrower is obligated to pay us an early termination fee of approximately 0.5% to 2.0% of the loan amount in addition to the accrued interest, depending on the timing, the nature of the credit and the amount.

As of December 31, 2009, Shinhan Bank’s three-month, six-month and twelve-month base rates were approximately 2.85%, 3.49% and 4.05%, respectively. As of December 31, 2009, Shinhan Bank’s fixed rates for mortgage and home equity loans with a maturity of one year, two years and three years were 6.60%, 7.10% and 7.20%, respectively, and Shinhan Bank’s fixed rates for other retail loans with a maturity of one year were from 9.00% to 13.50%, depending on the retail credit scores of its customers.

As of December 31, 2009, approximately 85.9% of Shinhan Bank’s total retail loans were priced based on floating rates and approximately 14.1% were priced based on fixed rates. As of the same date, approximately 96.9% of Shinhan Bank’s retail loans with maturity of more than one year were priced based on floating rates and approximately 3.1% were priced based on fixed rates.

Prior to February 2010, major commercial banks in Korea, including Shinhan Bank, principally used the certificate of deposit, or CD, rates set by Bank of Korea, in determining the base rate for secured housing loans, which represent the bulk of retail loans. However, amid concerns that the CD rates do not accurately represent the banks’ cost of capital as certificates of deposit constitute relatively a minor fraction of the banks’ assets and in light of the substantial variance in recent periods between the CD rates and the actual market rates, in February 2010 the Korean Federation of Banks began to publish the “cost of funding index”, or COFIX, which is computed based on the weighted average interest of select funding products (including time deposits, housing and other installment savings deposits, repos, discounted bills and senior non-convertible financial debentures) of nine major Korean banks (comprised of Kookmin Bank, Shinhan Bank, Woori Bank, Hana Bank, Korea Exchange Bank, NH Bank, Industrial Bank of Korea, Citibank Korea and Standard Chartered Korea First Bank). Each bank can then independently determine the interest rate applicable to the end customer by adding a spread to the COFIX based on the difference between the COFIX and such bank’s general funding costs, administration fees, the customer’s credit score, the maturity of the loan and other customer-specific premiums and discounts based on the customer relationship with such bank. In the case of floating rate notes, the end-user interest rates are adjusted on every three months, six months and 12 months, depending on the reset period of the base rate.

Private Banking

Historically, we have focused on customers with high net worth. Our retail banking services include providing private banking services to high net worth customers who seek personal advice in complex financial matters. Our aim in private banking is to help enhance wealth accumulation by, and increase the financial sophistication of, our high net-worth clients by offering them portfolio and fund management, tax consulting and real estate management services, among others.

As of December 31, 2009, Shinhan Bank operated 19 private banking centers nationwide, including 15 in the greater Seoul metropolitan area, which serviced approximately 4,000 private banking customers. Our private banking customers are typically required to have ~~W~~500 million in deposit with us to qualify for private banking services.

Corporate Banking Services

Overview

We provide corporate banking services, primarily through Shinhan Bank, to small- and medium-sized enterprises, including enterprises known as “small office, home office” (“SOHO”), which are small enterprises operated by individuals or households, and, to a lesser extent, to large corporations, including corporations that are affiliated with chaebols. We also lend to government-controlled enterprises.

The following table sets forth the balances and percentage of our total lending attributable to each category of our corporate lending business as of the dates indicated.

	As of December 31,
	2007			2008			2009
	(In billions of Won, except percentages)

Small- and medium-sized enterprises loans(1)	~~W~~	62,296	41.0%	~~W~~	71,212	41.8%	~~W~~	69,571	41.1%
Large corporate loans(2)		17,871	11.8%		23,483	13.7%		21,238	12.5%

Total corporate loans	~~W~~	80,167	52.8%	~~W~~	94,695	55.5%	~~W~~	90,809	53.6%

Notes:

(1)	Represents the principal amount of loans extended to corporations meeting the definition of small- and medium-sized enterprises under the Basic Act on Small- and Medium-sized Enterprises and its Presidential Decree.

(2)	Includes loans to government-controlled companies.

Small- and Medium-sized Enterprises Banking

Under the Basic Act on Small- and Medium-sized Enterprises and its Presidential Decree, small- and medium-sized enterprises are defined as companies which (i) do not have employees, sales, paid-in capital or assets exceeding the number or the amount, as the case may be, specified in the Presidential Decree in accordance with their types of businesses and (ii) do not belong to a conglomerate as defined in the Monopoly Regulations and Fair Trade Act. In order to qualify as a small- and medium-sized enterprise, none of its shareholders holding 30% or more of its total issued and outstanding voting shares can have (i) full-time employees of 1,000 or more and (ii) assets of ~~W~~500 billion or more as of the end of the immediately preceding fiscal year. As of December 31, 2009, we made loans to 186,003 small- and medium-sized enterprises for an aggregate amount ~~W~~69,571 billion.

Our small- and medium-sized enterprises banking business has traditionally been and is expected to remain one of our core businesses, subject to prevailing market conditions. For example, as a result of the adoption of restrictive regulatory measures in 2005 to 2007 designed to curb speculation in the housing market, lending to the small- and medium-sized enterprises was an area of intense competition among the commercial banks in Korea as opportunities to expand home and mortgage loans diminished. However, since the onset of the global financial crisis and economic downturns in Korea starting in the second half of 2008, we have sharply reduced new lending to the small- and medium-sized enterprises and are currently focusing on maintaining the asset quality of existing loans to these enterprises. Depending on the level and scope of economic recovery, we may seek to focus on asset growth on a selective basis.

We believe that Shinhan Bank, which has traditionally focused on small- and medium-sized enterprises lending, is well-positioned to succeed in the small- and medium-sized enterprises market in light of its marketing capabilities (which we believe have provided Shinhan Bank with significant brand loyalty) and its prudent risk management practices, including conservative credit rating system for credit approval. To maintain or increase its market share of small- and medium-sized enterprises lending, Shinhan Bank:

•	has positioned itself based on accumulated expertise. We believe Shinhan Bank has a good understanding of the credit risks embedded in this market segment and to develop loan and other products specifically tailored to the needs of this market segment;

•	operates a relationship management system to provide targeted and tailored customer service to small-and medium-sized enterprises. Shinhan Bank currently has relationship management teams in 142 corporate banking branches, of which 38 are corporate banking branches and 104 are hybrid banking branches designed to serve retail as well as small-business corporate customers. These relationship management teams market products and review and approve smaller loans that pose less credit risks; and

•	continues to focus on cross-selling loan products with other products. For example, when Shinhan Bank lends to small- and medium-sized enterprises, it also explores opportunities to cross-sell retail loans or deposit products to the employees of those companies or to provide financial advisory services.

Large Corporate Banking

Large corporate customers consist primarily of member companies of chaebols and financial institutions. Our large corporate loans amounted to ~~W~~21,238 billion as of December 31, 2009.

Shinhan Bank aims to be a one-stop financial solution provider and partner with its corporate clients in their corporate expansion and growth endeavors. To this end and in order to take advantage of the recent deregulation in the Korean financial industry as a result of the adoption of the Financial Investment Services and Capital Markets Act, Shinhan Bank provides investment banking services, including real estate financing, overseas real estate project financing, large development project financing, infrastructure financing, structured financing, equity investments/venture investments, mergers and acquisitions financing, ship and aircraft financing, corporate finance and asset securitization. Shinhan Bank, through Shinhan Asia Limited, a subsidiary in Hong Kong, also arranges financing for, and offer consulting services to, Korean companies expanding their business overseas, particularly in Asia.

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

Corporate Lending Activities

Our principal corporate loan products are working capital loans and facilities loans. Working capital loans, which include discounted notes and trade financing, are generally loans used for general working capital purposes. Facilities loans are provided to finance the purchase of equipment and construction of manufacturing plants. As of December 31, 2009, working capital loans and facilities loans amounted to ~~W~~45,960 billion and ~~W~~14,754 billion, respectively, representing 75.7% and 24.3% of Shinhan Bank’s total Won-denominated corporate loans under Korean GAAP. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three years in the case of unsecured loans and five years in the case of secured loans. Facilities loans, which are generally secured, have a maximum maturity of ten years.

Corporate loans may be unsecured or secured by real estate, deposits or guaranty certificates. As of December 31, 2009, under Korean GAAP, secured loans and guaranteed loans (including loans secured by guaranty certificates issued by credit guarantee insurance funds) accounted for 44.8% and 10.2%, respectively, of Shinhan Bank’s Won-denominated loans to small- and medium-sized enterprises. Among total corporate loans, approximately 40% were secured by real estate.

When evaluating the extension of loans to corporate customers, Shinhan Bank reviews their creditworthiness, credit scoring, value of any collateral or third party guarantee. The value of collateral is defined using a formula that takes into account the appraised value of the collateral, any prior liens or other claims against the collateral and an adjustment factor based on a number of considerations including the average value of any nearby property sold in a court-supervised auction during the previous year. Shinhan Bank revalues any collateral when a secured loan is renewed or if a trigger event occurs with respect to the underlying loan.

Pricing

Shinhan Bank prices its corporate loan products based principally on the cost of funding and the expected loss rate based on the borrower’s credit risk. As of December 31, 2009, 80.2% of Shinhan Bank’s corporate loans with outstanding maturities of one year or more had variable interest rates.

Shinhan Bank determines the interest rate charged for its corporate loans as the sum of (i) Shinhan Bank’s periodic market floating rate or reference rate, (ii) transaction cost, (iii) credit spread and (iv) risk premium, as adjusted by (v) a discretionary adjustment rate.

Depending on the market condition and the agreement with the borrower, Shinhan Bank may use either its periodic market floating rate or the reference rate as the base rate in calculating its pricing. As of December 31, 2009, Shinhan Bank’s periodic market floating rates (which are based on a base rate determined for three-month, six-month, one-year, two-year, three-year or five-year periods derived using Shinhan Bank’s market rate system) were 2.85% for three months, 3.49% for six months, 4.05% for one year, 4.85% for two years, 5.16% for three years and 5.70% for five years. As of the same date, Shinhan Bank’s reference rate was 8.75%.

Transaction cost is added to reflect the standardized transaction cost assigned to each loan product and other miscellaneous costs, including contributions to the Credit Guarantee Fund, and education taxes. The Credit Guarantee Fund is a statutorily created entity that provides credit guarantees to loans made by commercial banks and is funded by mandatory contributions from commercial banks in the amount of approximately 0.2% of all loans made by them.

The credit spread is added to the periodic floating rate to reflect the expected loss based on the borrower’s credit rating and the value of any collateral or payment guarantee. In addition, Shinhan Bank adds a risk premium that is measured by an unexpected loss that exceeds the expected loss from the credit rating assigned to a particular borrower.

A discretionary adjustment rate is added or subtracted to reflect the borrower’s current and/or future contribution to Shinhan Bank’s profitability. In the event of additional credit provided by way of a guarantee of another loan, a subtraction is made by the amount of the adjustment rate in order to reflect such change in the credit spread. In addition, depending on the price and other terms set by competing banks for similar borrowers, Shinhan Bank may reduce the interest rate charged in order to compete more effectively with other banks.

Treasury and Securities Investment

Shinhan Bank engages in treasury and securities investment business, which involves, among other things, the following activities:

•	treasury;

•	securities investment and trading;

•	derivatives trading; and

•	international business.

Treasury

Shinhan Bank’s treasury division provides funds to all of Shinhan Bank’s business operations and ensures the liquidity of its operation. To secure stable long-term funds, Shinhan Bank uses fixed and floating rate notes, debentures, structured financing, and other advanced funding methods. As for overseas funding, Shinhan Bank closely monitors the feasibility of raising funds in currencies other than the U.S. dollar, such as Japanese Yen and Euro. In addition, Shinhan Bank makes call loans and borrows call money in the short-term money market. Call loans are short-term lending among banks and financial institutions in either Korean Won or foreign currencies with minimum transaction amounts of ~~W~~100 million and maturities of typically one day.

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

Shinhan Bank provides and trades a range of derivatives products, including:

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

Shinhan Bank’s trading volume in notional amount was ~~W~~395,015 billion and ~~W~~621,776 billion, in 2008 and 2009, respectively. Such derivative operations generally focus on addressing the needs of Shinhan Bank’s corporate clients to hedge their risk exposure and back-to-back derivatives entered into to hedge Shinhan Bank’s risk exposure that results from such client contracts.

Shinhan Bank also enters into derivative contracts to hedge the interest rate and foreign currency risk exposures related to its own assets and liabilities. In addition, to a limited extent, Shinhan Bank engages in proprietary trading of derivatives within our regulated open position limits. See “— Description of Assets and Liabilities — Derivatives.”

International Business

Shinhan Bank also engages in treasury and investment activities in international capital markets, principally including foreign currency-denominated securities trading, foreign exchange trading and services, trade-related financial services, international factoring services and foreign retail banking operations through its overseas branches and subsidiaries. Shinhan Bank aims to become a leading bank in Asia and expand its international business and by focusing on further bolstering its overseas network, localizing its overseas operations and diversifying its product offerings, particularly in terms of asset management, in order to meet the various financing needs of its current and potential customers overseas.

Trust Account Management Services

Overview

Shinhan Bank’s trust account management services include management of trust accounts, primarily in the form of money trusts. Trust account customers are typically individuals seeking higher rates of return than those offered by bank account deposits. Because deposit reserve requirements do not apply to deposits held in trust accounts as opposed to deposits held in bank accounts, and regulations over trust accounts tend to be less strict, Shinhan Bank is generally able to offer higher rates of return on trust account products than on bank deposit products. However, due to the ongoing low interest environment, in recent years, Shinhan Bank has not been able to offer attractive rates of return on its trust account products.

Trust account products generally require higher minimum deposit amounts than those required by comparable bank account deposit products. Unlike bank deposit products, deposits in trust accounts are invested primarily in securities and, to a lesser extent, in loans, as the relative shortage of funding sources require that trust accounts be invested in a higher percentage of liquid assets.

Under the Banking Act of 1950, as amended, assets in trust accounts are required to be segregated from other assets of the trustee bank and are not available to satisfy the claims of the depositors or other creditors of such bank. Accordingly, trust accounts are accounted for and reported separately from the bank accounts. See “— Supervision and Regulation.” Trust accounts are regulated by the Trust Act and the Financial Investment Services and Capital

Markets Act, and most national commercial banks offer similar trust account products. Shinhan Bank earns income from trust account management services, which is recorded as net trust management fees. See “Item 5.A. Operating Results — Results of Operation — 2009 Compared to 2008 — Non-interest Income.”

As of December 31, 2008 and 2009, under Korean GAAP, Shinhan Bank had total trust assets of ~~W~~37,123 billion and ~~W~~32,537 billion, respectively, comprised principally of real property investments of ~~W~~9,942 billion and ~~W~~10,030 billion, respectively, securities investments of ~~W~~10,628 billion and ~~W~~7,208 billion, respectively, and loans in the principal amount of ~~W~~744 billion and ~~W~~623 billion, respectively. Securities investments consisted of corporate bonds, government-related bonds and other securities, primarily commercial paper. As of December 31, 2007, 2008 and 2009, equity securities constituted 3.4%, 3.0% and 3.1%, respectively, of Shinhan Bank’s total trust assets under Korean GAAP. Loans made by trust accounts are similar in type to those made by bank accounts, except that they are made only in Korean Won. As of December 31, 2007, 2008 and 2009, under Korean GAAP, approximately 60.4%, 64.4% and 61.6%, respectively, of the amount of loans from the trust accounts were collateralized or guaranteed. In making investment from funds received for each trust account, each trust product maintains investment guidelines applicable to each such product which sets forth, among other things, company-, industry- and security-type limitations.

Trust Products

Money trusts managed by Shinhan Bank’s trust account business amounted to ~~W~~12,822 billion and ~~W~~9,905 billion as of December 31, 2008 and 2009, under Korean GAAP. In Korea, a money trust is a discretionary trust over which (except in the case of a specified money trust) we have investment discretion subject to applicable law and is commingled and managed jointly for each type of trust account. The specified money trusts are established on behalf of customers who give specific directions as to the investment of trust assets.

Shinhan Bank offers primarily two types of money trust accounts through its retail branch network: guaranteed fixed rate trusts and variable rate trusts.

•	variable rate trust accounts. Variable rate trust accounts are not entitled to a guaranteed return on the deposits, except in the limited cases of principal guaranteed variable rate trust accounts, for which payment of the principal amount is guaranteed. As of December 31, 2008 and 2009, under Korean GAAP, Shinhan Bank’s variable rate trust accounts amounted to ~~W~~9,311 billion and ~~W~~6,425 billion, respectively, and its principal guaranteed variable rate trust accounts amounted to ~~W~~3,510 billion and ~~W~~3,479 billion, respectively. Shinhan Bank charges a lump sum or a fixed percentage of the assets held in such trusts as a management fee, and, depending on the trust products, is also entitled to additional fees in the event of early termination of the trusts by the customer. Korean banks, including Shinhan Bank, are currently allowed to guarantee the principal of the following types of variable rate trust account products: (i) existing individual pension trusts, (ii) new individual pension trusts, (iii) existing retirement pension trusts, (iv) new retirement pension trusts, (v) pension trusts and (vi) employee retirement benefit trusts.

•	guaranteed fixed rate trust accounts. Guaranteed fixed rate trust accounts are entitled to a guaranteed return of the principal as well as an additional fixed rate of return. Upon termination of these trusts, Shinhan Bank is entitled to investment returns from the management of these trusts, net of the guaranteed returns paid to customers and any related expenses. In the past, Korean commercial banks, including Shinhan Bank, offered two types of guaranteed fixed rate trust products: general unspecified money trusts and development money trusts. However, since January 1999, banks in Korea have been prohibited from offering new guaranteed fixed rate trust products, and the guaranteed fixed rate trust products currently serviced are carryovers from the past and have been dwindling in volume as the products mature. As of December 31, 2008 and 2009, the guaranteed fixed rate trust products maintained by Shinhan Bank amounted to ~~W~~1.0 billion and ~~W~~1.0 billion, respectively, under Korean GAAP. If income from a guaranteed fixed rate trust account is insufficient to pay the guaranteed amount, such deficiency must be satisfied from (i) first, special reserves maintained in such trust accounts, (ii) secondly, trust fees and (iii) lastly, funds transferred from the bank accounts of Shinhan Bank.

Credit Card Services

Overview

We currently provide credit card services through our credit card subsidiary, Shinhan Card.

Former Shinhan Card was originally formed as a result of the spin-off of Shinhan Bank’s credit card business in June 2002. In April 2006, the credit card division of Chohung Bank was split and merged into former Shinhan Card concurrently with the merger of Chohung Bank and Shinhan Bank. Following such split-merger, former Shinhan Card had, as of April 3, 2006, ~~W~~3.4 trillion (reported basis) or ~~W~~3.8 trillion (managed basis) in assets, in each case, under Korean GAAP. Prior to the merger of former Shinhan Bank and Chohung Bank in April 2006, Chohung Bank had an active credit card business division. Chohung Bank was a member of BC Card Co., Ltd. (“BC Card”), which is owned by consortium banks. Shinhan Card currently holds 14.85% equity interest in BC Card. BC Card issues credit cards under the names of the member banks, substantially all of which are licensed to use MasterCard, Visa or JCB. This enables holders of BC Card to use their cards at any establishment which accepts MasterCard, Visa or JCB, as the case may be.

In March 2007, we acquired the controlling equity interest in LG Card. On October 1, 2007, LG Card assumed all of the assets and liabilities of former Shinhan Card and changed its name to Shinhan Card. We believe that the acquisition of LG Card, which was the largest credit card company in Korea in terms of the number of cardholders, has contributed to our having the largest market share in the Korean credit card industry and diversifying our revenue sources from our non-banking operations.

Products and Services

Shinhan Card offers a wide range of credit card and other services, principally consisting of the following:

•	credit card services, which involve providing cardholders with limited credit to purchase products and services. Cardholders can repay either (i) on a lump-sum basis in full at the end of a monthly billing cycle or (ii) to a lesser extent, on a revolving basis subject to a minimum monthly payment which is the lesser of (x) 5.0% of the amount outstanding or (y) ~~W~~30,000. Currently, the outstanding credit card balance generally accrues interest at an annual rate of approximately 9.8% to 26.9%, depending on the credit profile of the cardholder.

•	cash advances, for which cardholders can repay either on a lump-sum basis or a revolving basis. Currently, the lump-sum cash advances generally accrue interest at an annual rate of approximately 9.8% to 26.6% and the revolving cash advances generally accrue interest at a minimum rate of 5.0% of the outstanding balance. Cash advances may be obtained from ATM machines and bank branches.

•	installment purchases, which provides customers with an option to purchase products and services from select merchants on an equal principal installment basis over a fixed term, which ranges from three months to a maximum of 60 months. Currently, the outstanding installment purchase balances generally accrue interest at an annual rate of approximately 5.5% to 26.0%.

•	card loans, which may be unsecured, and which cardholders must repay on an equal principal installment basis over an initial fixed term of two to 24 months or in full at maturity. Currently, the outstanding principal amount of card loans accrue interest at an annual rate of approximately 7.6% to 25.8% and an upfront fee of up to 1.0% is charged on the principal amount of the loan. For delinquent cardholders, outstanding credit card receivables can also be restructured into loan, which are recorded as card loans and payment for which is made on an installment basis over a maximum term of 60 months.

Shinhan Card also derives fee income in the form of lump-sum fees, installment purchase fees and cash advance fees and, to a lesser extent, annual membership fees and penalty interest on late and deferred payments and fees paid by merchants. Shinhan Card passes onto its customers the transaction fees charged by financial institutions (other than Shinhan Bank) for cash advances made through ATMs of such financial institutions. Any accounts that are unpaid when due are deemed to be delinquent accounts, for which Shinhan Card charges a penalty interest in the range of 25.0% to 29.9% per annum in lieu of the interest rates applicable prior to default.

The annual membership fees for credit cards vary depending on the type of the card and the benefits offered for such card. For our standard cards, we charge an annual membership fee ranging from ~~W~~3,000 to ~~W~~1,000,000 per card, depending on the type of the credit card and the cardholder profile. Annual membership fees for various affinity and co-branded cards are higher and vary from ~~W~~5,000 to ~~W~~500,000.

Merchant discount fees, which are processing fees Shinhan Card charges to the merchants, can be up to 4.5% of the purchased amount depending on the merchant used, with the average charge being 2.15% in 2009.

Although making payments on a revolving basis is quite common in many other countries, this payment method is still in its early stages of implementation in Korea. Cardholders in Korea are generally required to repay their purchases within approximately 15 to 45 days of purchase depending on their payment cycle, except in the case of installment purchases. Installment purchases typically have a repayment term of three to six months and charge different rates depending on the duration of the repayment term.

In addition to credit card services, Shinhan Card also offers check cards, which are similar to debit cards in the United States, to its retail customers as well as corporate customers. A check card can be used at any of the merchants that accept credit cards issued by Shinhan Card and the amount charged to a check card is directly debited from the cardholder’s designated bank account. Although Shinhan Card does not charge annual membership fees on check cards, merchants are charged fees on the amount purchased using check cards at a rate similar to those used for credit card purchases.

Customers and Merchants

In addition to internal growth through cross-selling, we also seek to enhance our market position by selectively targeting new customers with high net worth and solid credit quality through the use of a sophisticated and market-oriented risk management system. Shinhan Card screens its credit card applicants and sets individualized credit limits for such applicants according to internal guidelines based on a comprehensive credit scoring system.

The following table sets forth the number of customers and merchants of Shinhan Card as of the dates indicated.

	As of December 31,
	2007	2008	2009
	(In thousands, except percentages)

Shinhan Card:
Number of credit card holders(1)	13,425	13,718	14,435
Personal accounts	13,346	13,617	14,324
Corporate accounts	79	101	111
Active ratio(2)	69.7%	74.9%	73.7%
Number of merchants	2,154	2,268	2,425

Notes:

(1)	Represents the number of cardholders not subject to suspension or termination as of the relevant date.

(2)	Represents the ratio of accounts used at least once within the last six months to the total accounts as of yearend.

Financial and Statistical Information

The following table sets forth certain financial and statistical information relating to the credit card, installment sales and leasing operations of Shinhan Card as of the dates or for the period indicated.

	As of or for the Year Ended December 31,
	2007		2008		2009
	Shinhan Card(1)		Shinhan Card(1)		Shinhan Card(1)
	(In billions of Won, except percentages)

Interest income:
Installments	~~W~~	260	~~W~~	326	~~W~~	311
Cash advances		547		639		524
Card loans(2)		488		548		506
Revolving		227		240		214
Late payments		8		—		—

Total	~~W~~	1,530	~~W~~	1,753	~~W~~	1,555

Credit card fees:
Merchant fees(3)	~~W~~	1,179	~~W~~	1,309	~~W~~	1,422
Other fees		2		—		—

Total	~~W~~	1,181	~~W~~	1,309	~~W~~	1,422

Charge volume:(4)
General purchases	~~W~~	45,912	~~W~~	45,624	~~W~~	51,784
Installment purchases		14,269		17,682		17,814
Cash advances		20,704		23,945		21,143

Total	~~W~~	80,885	~~W~~	87,251	~~W~~	90,741

Outstanding balance (at year end)(5):
General purchases	~~W~~	3,018	~~W~~	3,046	~~W~~	3,636
Installment purchases		3,833		4,037		4,433
Cash advances		3,086		3,111		2,606
Revolving purchases		1,361		1,410		1,339
Card loans(2)		2,556		2,524		2,672
Others		791		470		391

Total	~~W~~	14,645	~~W~~	14,598	~~W~~	15,077

Average balance	~~W~~	12,106	~~W~~	14,458	~~W~~	13,585
Delinquent balances(6):
From 1 day to 1 month	~~W~~	790	~~W~~	663	~~W~~	404
Over 1 month:
From 1 month to 3 months	~~W~~	244	~~W~~	244	~~W~~	113
From 3 months to 6 months		165		171		111
Over 6 months		—		—		—

Sub-total		409		415		224

Total	~~W~~	1,199	~~W~~	1,078	~~W~~	628

	As of or for the Year Ended December 31,
	2007		2008		2009
	Shinhan Card(1)		Shinhan Card(1)		Shinhan Card(1)
	(In billions of Won, except percentages)

Delinquency ratios(7):
From 1 day to 1 month		5.4%		4.5%		2.7%
Over 1 month:
From 1 month to 3 months		1.7%		1.7%		0.7%
From 3 months to 6 months		1.1%		1.2%		0.7%
Over 6 months(8)		—		—		—

Sub-total		2.8%		2.9%		1.5%

Total		8.2%		7.4%		4.2%

Rewritten loans(9)	~~W~~	350	~~W~~	220	~~W~~	194
Gross charge-offs	~~W~~	436	~~W~~	521	~~W~~	597
Recoveries		459		509		394

Net charge-offs	~~W~~	(23)	~~W~~	12	~~W~~	203

Gross charge-off ratio(10)		3.60%		3.60%		4.39%
Net charge-off ratio(11)		(0.19)%		0.08%		1.49%
Non-performing loan ratio(12) :
Reported		3.71%		2.91%		3.08%
Managed		2.98%		2.42%		2.53%
Asset securitization(13)	~~W~~	5,762	~~W~~	5,666	~~W~~	3,734
Ratio of total assets securitized to total managed assets		29.4%		29.4%		19.2%

Notes:

(1)	The information of Shinhan Card for 2007 includes that of LG Card (renamed as Shinhan Card on October 1, 2007) for the period from March 1, 2007 through December 31, 2007 (including that for the assets and liabilities of former Shinhan Card assumed by LG Card on October 1, 2007) and that of former Shinhan Card for the period from January 1, 2007 through September 30, 2007, presented on an aggregated basis.

(2)	Card loans consist of loans that are provided on either a secured or unsecured basis to cardholders according to prior agreement. Payment of principal, fees and interest on such a loan can be due either in one payment or in installments over a fixed period following a grace period.

(3)	Merchant fees consist of merchant membership and maintenance fees, charges associated with prepayment by Shinhan Card (on behalf of customers) of sales proceeds to merchants, processing fees relating to sales and membership applications.

(4)	Represents the aggregate cumulative amount charged during the year.

(5)	Represents amounts before allowance for loan losses.

(6)	Includes the unbilled balances of installment purchases.

(7)	Represents the ratio of delinquent balances to outstanding balances for the year.

(8)	The charge-off policy is generally to charge off credit card balances which are 180 days past due following internal review.

(9)	Represents the delinquent credit card balances for credit card purchase and cash advances which are rewritten as credit card loans, thereby reducing the balance of delinquent accounts before the application of Accounting Standard Codification (“ASC”) 310-30, (formerly SOP 03-3) relating to the acquisition of LG Card, which reduced the outstanding balances by ~~W~~322 billion, ~~W~~165 billion and ~~W~~84 billion as of December 31, 2007, 2008 and 2009, respectively.

(10)	Represents the ratio of gross charge-offs for the year to the average balance for the year.

(11)	Represents the ratio of net charge-offs for the year to the average balances for the year.

(12)	The reported information is presented on the Korean GAAP basis. The managed information includes, subject to certain adjustments, financial receivables that Shinhan Card has sold in asset-backed securitizations.

(13)	Represents credit card balances that were transferred in asset securitization transactions as presented on the Korean GAAP basis. Under U.S. GAAP, most of these transfers are not recognized as sales but are recognized as secured borrowings.

Presentation of Managed Data for Shinhan Card’s Asset Securitization transactions

Shinhan Card periodically securitizes and sells credit card receivables to diversify its funding sources. The effect of these transactions under Korean GAAP is to remove such receivables from Shinhan Card’s balance sheet although Shinhan Card retains recourse liabilities for ineligible receivables and generally repurchases the securitized receivables upon their maturity. However, under U.S. GAAP, such securitization transactions can be accounted for as sales transactions and be removed from our balance sheet only if certain specific criteria are met. Most of the transactions do not meet those criteria, and thus the removal treatment performed under Korean GAAP is reversed and those receivables are included in our balance sheet. Shinhan Card continues to manage such securitized and sold receivables including billing and payment as well as record keeping, and receives service fees from the securitization vehicles for servicing such receivables. We believe that the disclosure of the credit experience of Shinhan Card’s managed portfolio presents a more complete presentation of our credit exposure because the managed data reflects not only on-balance sheet receivables but also securitized assets as to which Shinhan Card retains a risk of loss in the underlying assets, primarily in the form of subordinated retained interests. In addition, because Shinhan Card tends to transfer to securitization vehicles assets which generally are in the higher asset qualification categories, the managed basis figures generally tend to exhibit higher net interest spreads and net interest margins and lower delinquency ratios. The managed financial information and operating data are not audited and are not presented or prepared in accordance with Korean GAAP or on the same basis as the audited financial information included in this offering circular. Managed financial data is derived from an arithmetic summation of Shinhan Card’s on-balance sheet receivables together with receivables sold in off-balance sheet transactions subject to certain adjustments. As a result of these adjustments, managed financial data is not the simple sum of the reported accounts and Shinhan Card’s off-balance sheet transactions. Accordingly, the financial information contained in the reported accounts and the managed financial data are not directly comparable and should not be so compared. While Shinhan Card prepares managed financial data based upon assumptions and methods it deems reasonable, the managed financial data do not accurately represent its financial condition or results of operations as if it had not conducted any ABS transactions and the managed operating data do not accurately reflect its results of operations.

Securities Brokerage Services

Overview

Through Shinhan Investment, we provide a wide range of financial investment services to our diversified customer base including corporations, institutional investors, governments and individuals. Financial investment services offered by Shinhan Investment range from securities brokerage to our retail and institutional customers, investment advice and financial planning services to our retail customers, as well as investment banking services such as underwriting and M&A advisory services to our institutional customers.

As of December 31, 2009, according to internal data, Shinhan Investment’s annual market share of Korean equity brokerage market was 5.39% (consisting of 4.38% in the retail segment, 0.52% in the institutional segment and 0.49% in the international segment) in terms of total brokerage volume, ranking fourth among securities firms in Korea, excluding discount brokers such as Mirae Asset Securities and Kiwoom Securities. As of the same date, according to internal data, Shinhan Investment held the largest annual market shares in the Kospi200 futures and options brokerage segments of 8.30% and 9.45%, respectively, in terms of total brokerage volume with respect to these products, which we believe will enable Shinhan Investment to further solidify its market position in its futures trading and brokerage services as it expands these services.

Following the implementation of the Financial Investment Services and Capital Markets Act in February 2009, Shinhan Investment has obtained requisite approvals for its existing businesses in investment banking services, securities brokerage services, trust services, investment advisory service and discretionary account asset management services. In November 2009, Shinhan Investment also obtained the requisite approval for existing and new derivatives businesses, which enables Shinhan Investment to provide not only its existing services in equity- and stock index-linked derivatives sales and brokerage, but also proprietary trading and brokerage services for futures involving interest rates, currency and commodities as well as foreign exchange margin trading. Shinhan Investment currently provides all of the foregoing services, subject to prevailing market conditions, and is currently preparing to submit a license application to engage in collective investment development businesses.

Products and Services

Shinhan Investment provides principally the following services:

•	retail client services. These services include equity and bond brokerage, investment advisory and financial planning services to retail customers, with a focus on high net worth individuals. The fees generated include brokerage commissions for the purchase and sale of securities, asset management fees, interest income from credit extensions, including in the form of stock subscription loans, margin transaction loans and loans secured by deposited securities.

•	institutional client services:

•	brokerage services. These services include brokerage of stocks, corporate bonds, futures and options provided to Shinhan Investment’s institutional and international customers and sale of institutional financial products. These services are currently supported by a team of 62 research analysts that specialize in equity, bonds and derivatives research.

•	investment banking services. These services include a wide array of investment banking services to Shinhan Investment’s corporate customers, such as domestic and international initial public offerings, M&A advisory services, bond issuances, underwriting, capital increase, asset-backed securitizations, issuance of convertible bonds and bonds with warrants, structured financing, issuance of asset-backed commercial papers, mergers and acquisitions advisory services and project financings involving infrastructure, real estate and shipbuilding.

Shinhan Investment also engages, to a limited extent, in proprietary trading in equity and debt securities, derivative products and over-the-counter market products.

With respect to brokerage services, in the face of intense competition in the domestic brokerage industry, Shinhan Investment primarily focuses on strengthening profitability through service differentiation and efficient management of its distribution network rather than enlarging its market share indiscriminately through lowering fees and commissions. Shinhan Investment’s service differentiation efforts include offerings its customers opportunities to purchase stocks in a wide range of countries (currently more than 20 countries), leveraging synergy opportunities afforded by affiliation with other Shinhan entities such as offering brokerage accounts maintained at Shinhan Bank and Shinhan Capital.

With respect to investment banking services, Shinhan Investment provides such services through four divisions consisting of equity capital markets, corporate finance, project finance and mergers and acquisitions, as well as two overseas service centers in Hong Kong and Shanghai

Insurance Services

Life Insurance

We provide life insurance products and services primarily through Shinhan Life Insurance. Shinhan Life Insurance provides its services through diversified distribution channels consisting of financial planners, telemarketers, agency marketers and bancassurance specialists. As of the end of fiscal years ended March 31, 2009 and March 31, 2010, under Korean GAAP, Shinhan Life Insurance had total assets of ~~W~~8,816.8 billion and ~~W~~10,437 billion and net profits of ~~W~~134.2 billion and ~~W~~190 billion, respectively. During its fiscal year 2009, among 22 life insurance companies in Korea, Shinhan Life Insurance ranked second in terms of net profit and sixth in terms of insurance premium received, principally due to increased sales of health insurance policies, stable asset portfolio management and prudent risk management. We expect the insurance premium received by Shinhan Life Insurance to increase as a result of growing demands for both investment and annuity products and potential synergy effects from cross-selling between Shinhan Life Insurance and our banking and other subsidiaries

Asset Management Services

In addition to personalized wealth management services provided as part of our private banking and securities brokerage services, we also provide asset management services through Shinhan BNP Paribas Asset Management, a joint venture with BNP Paribas Investment Partners, of which we and BNP Paribas Investment Partners hold 65:35 interests, respectively. Shinhan BNP Paribas Asset Management was formed on January 1, 2009 through the merger of Shinhan BNP Paribas Investment Trust Management, our 50:50 joint venture with BNP Paribas Investment Partners, and SH Asset Management, our wholly-owned subsidiary, in order to streamline our asset management services capabilities. Shinhan BNP Paribas Asset Management ranked third among asset managers in Korea in terms of assets under management as of December 31, 2009, and provides a wide range of investment products, including traditional equity/fixed income funds as well as alternative investment products, to retail and institutional clients. As a joint venture with BNP Paribas Investment Partners, we believe Shinhan BNP Paribas Asset Management has significantly benefited from BNP Paribas’s global network of investment professionals and expertise in the asset management industry. On January 1, 2010, Shinhan BNP Paribas Asset Management had assets under management amounting to approximately ~~W~~32.4 trillion. To a limited extent, Shinhan Investment also provide asset management services for discretionary accounts See “— Securities Brokerage Services.”

We expect that competition will intensify in the asset management industry as a result of the Financial Investment Services and Capital Markets Act, which became effective in February 2009. Under this Act, a “financial investment company”, which formerly included securities companies, asset management companies, futures companies and other entities previously engaged in what is currently characterized as financial investment businesses, is now permitted to provide asset management services by obtaining new licenses under the new Act. For more information on the Act, see “— Supervision and Regulation — Financial Investment Services and Capital Markets Act.”

Other Services

Through our other subsidiaries, we also provide leasing and equipment financing, regional banking and investment banking and advisory services.

Leasing and Equipment Financing

We provide leasing and equipment financing services to our corporate customers mainly through Shinhan Capital. Established as a leasing company in 1991, Shinhan Capital provides customers with leasing, installment financing and new technology financing, equipment leasing, and corporate credit financing. Shinhan Capital’s strength has traditionally been in leasing of ships, printing machines, automobiles and other specialty items, but also offers other leasing and financing services, such as corporate restructuring services for financially troubled companies and financing provided to real estate development projects and infrastructure investments, and following a business transfer from Shinhan Card in November 2007, corporate leasing and equipment financing.

Regional Banking Services

We provide regionally focused commercial banking services, primarily in Jeju Island of Korea, through a majority-owned banking subsidiary, Jeju Bank. Jeju Bank provides retail banking, corporate banking, treasury and trust account management services, and has a network of 40 branches as of December 31, 2009.

Investment Banking and Advisory Services

In addition to the investment banking services provided by Shinhan Bank and Shinhan Investment, we also provide a variety of investment banking and advisory services through Shinhan Macquarie Financial Advisory, a

51:49 joint venture with Macquarie Bank of Australia. The advisory services offered by Shinhan Macquarie Financial Advisory include project and infrastructure finance, capital and debt raisings, corporate finance advisory, structured finance, mergers and acquisitions, cross-border leasing and infrastructure and specialized fund management advisory services. Since its inception Shinhan Macquarie Financial Advisory has grown to become one of the leading infrastructure-related financial advisory companies in Korea.

Loan Collection and Credit Reporting

We centralize credit collection and credit reporting operations for our subsidiaries through Shinhan Credit Information Co. Ltd., which also provides similar services to third party customers. We plan to expand Shinhan Credit Information’s services to other areas such as credit inquiry, credit card rating, civil application/petition services, lease and rental research and advisory and consulting services related to non-performing loan management.

Our Distribution Network

We offer a wide range of financial services to retail and corporate customers through a variety of distribution networks and channels established by our subsidiaries. The following table presents the geographical distribution of our distribution network based on the branch offices and other distribution channels of our principal subsidiaries, as of December 31, 2009.

Distribution Channels in Korea

					Shinhan
			Shinhan	Shinhan Investment Corp.	Life
	Shinhan Bank	Jeju Bank	Card(1)	Branches	Insurance	Total

Seoul metropolitan	410	2	12	59	55	538
Kyunggi Province	195	—	12	18	18	243
Six major cities:	172	1	17	21	37	248
Incheon	57	—	3	3	12	75
Busan	41	1	4	7	11	64
Kwangju	13	—	3	3	4	23
Taegu	27	—	3	4	6	40
Ulsan	13	—	1	2	1	17
Taejon	21	—	3	3	3	30

Sub-total	777	3	41	98	110	1,029

Others	148	37	28	20	50	283

Total	925	40	69	118	160	1,312

Notes:

(1)	Includes 12 card sales branches, 11 installment sales branches, 10 collection branches and 15 combined operating branches.

Banking Service Channels

Our banking services are primarily provided through an extensive branch network, complemented with self-service terminals and electronic banking.

As of December 30, 2009, Shinhan Bank’s branch network in Korea currently comprised of 925 service centers, consisting of 783 retail banking service centers, 38 corporate banking service centers primarily designed to serve large corporate customers and 104 hybrid banking branches designed to serve retail as well as small-business corporate customers. Shinhan Bank’s banking branches are designed to provide one-stop banking services tailored to their respective target customers.

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

Corporate Banking Channels

Shinhan Bank currently provides corporate banking services through corporate banking service centers primarily designed to serve large corporate customers and hybrid banking branches designed to serve retail as well as small-business corporate customers. Prior to 2009, Shinhan Bank maintained within certain of its retail banking branches corporate relationship management teams (which counted as separate corporate banking branches for classification purposes) in order to serve its small-and medium-sized enterprises customers though its extensive retail banking branch network. In 2009, Shinhan Bank undertook an organizational restructuring to convert such retail banking branches with corporate banking functionalities into hybrid banking branches with the aim that this will help it to better service the small business corporate customers. Small-and medium-sized enterprises have traditionally been Shinhan Bank’s core corporate customers and we plan to continue to maintain Shinhan Bank’s strength vis-à-vis these customers.

Self-Service Terminals

In order to complement its banking branch network, Shinhan Bank maintains an extensive network of automated banking machines, which are located in branches and in unmanned outlets. These automated banking machines consist of ATMs, cash dispensers and passbook printers. As of December 31, 2009, Shinhan Bank had 942 cash dispensers and 6,264 ATMs. Shinhan Bank actively promotes the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. In 2009, automated banking machine transactions accounted for approximately 27.8% and 53.2% of total deposit and withdrawal transactions of Shinhan Bank in terms of the number of transactions and fee revenue generated, respectively.

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

Overseas Distribution Network

The table below sets forth Shinhan Bank’s overseas banking subsidiaries and branches as of December 31, 2009.

		Year Established or
Business Unit	Location	Acquired

Subsidiaries

Shinhan Asia Ltd.	Hong Kong SAR, China	1982
Shinhan Bank Europe GmbH	Germany	1994
Shinhan Bank America	New York, U.S.A.	2003
Shinhan Vina Bank	Vietnam	2000
Shinhan Bank (China) Limited	Beijing, China	2008
Shinhan Khmer Bank Limited	Cambodia	2007
Shinhan Bank Kazakhstan Limited	Kazakhstan	2008
Shinhan Bank Canada	Toronto, Canada	2009
Shinhan Bank Japan(1)	Tokyo, Japan	2009
Shinhan Bank Vietnam(2)	Ho Chi Minh City, Vietnam	2009

Branches

New York	U.S.A.	1989
Singapore	Singapore	1990
London	United Kingdom	1991
Mumbai	India	1996
Hong Kong	China	2006
New Delhi	India	2006

Representative Office

Mexico Representative Office	Mexico City, Mexico	2008
Uzbekistan Representative Office	Tashkent, Uzbekistan	2009

Notes:

(1)	While Shinhan Bank established the subsidiary in Japan in 2009, Shinhan Bank provided banking services in Japan through a branch structure since 1986.

(2)	While Shinhan Bank established the subsidiary in Vietnam in 2009, Shinhan Bank provided banking services in Vietnam through a branch structure since 1995.

Currently, our overseas subsidiaries and branches are primarily engaged in servicing Korean companies and Korean nationals in the overseas markets in the areas of trade financing and local currency funding services as well as providing foreign exchange services in conjunction with Shinhan Bank’s headquarters and , to a limited extent, investment and trading of securities of foreign issuers. Going forward, as part of our “globalization” efforts, we plan to expand our coverage of local customers in the overseas markets by providing a wider range of services in retail and corporate banking, and to that end, we have increasingly established subsidiaries in lieu of branches in select markets, Japan being among the recent examples, in order to make our presence more prominent and enable a greater flexibility in our service offerings in these markets.

Credit Card Distribution Channels

Shinhan Card primarily uses three distribution channels to attract new credit card customers: (i) the banking and credit card branch network, (ii) sales agents, and (iii) business partnerships and affiliations with vendors.

The branch network for our credit card operations consists of 925 banking branches of Shinhan Bank and 27 card sales branches of Shinhan Card. The use of the established branch network of Shinhan Bank is part of the groupwide cross-selling efforts of selling credit card products to the existing banking customers. In 2009, the number of new cardholders acquired through our banking branch network accounted for approximately 18.2% of the total number of new cardholders. We believe that the banking branch network will continue to provide a stable and low-cost venue for acquiring high-quality credit cardholders.

The sales agents represented the most significant source of new cardholders in 2009, and the number of our new cardholders acquired through sales agents accounted for approximately 54.3% of the total number of new cardholders in 2009. As of December 31, 2009, Shinhan Card had 7,339 sales agents, of which 6,454 were independent contractors and 885 were sales agents of Shinhan Card’s business partners and affiliates. These sales agents assist prospective customers with the application process and customer service. The compensation to these sales agents is tied to the transaction volume and repayment behavior of the customers introduced by them, and we believe this system helps to minimize credit risk and enhance profitability.

As a way of acquiring new cardholders, Shinhan Card also has business partnership and affiliation arrangements with a number of vendors, including gas stations, major retailers, airlines and telecommunication and Internet service providers, and it plans to continue to leverage its alliances with such vendors to attract new cardholders.

Securities Brokerage Distribution Channels

Our securities brokerage services are conducted principally through Shinhan Investment. As of December 31, 2009, Shinhan Investment had 118 service centers nationwide, and three overseas subsidiaries based in New York, London and Hong Kong to service our corporate customers.

Approximately two-thirds of our brokerage branches are located in the Seoul metropolitan area with a focus on attracting high net worth individual customers as well as enhancing synergy with our retail and corporate banking branch network. We plan to continue to explore new business opportunities, particularly in the corporate customer segment, through further cooperation between Shinhan Investment and Shinhan Bank.

Insurance Sales and Distribution Channels

We sell and provide our insurance services primarily through Shinhan Life Insurance. Shinhan Life Insurance, in addition to distributing bancassurance products through our bank branches, also distributes a wide range of life insurance products through its own branch network, an agency network of financial planners and telemarketers as well as through the Internet. As of December 31, 2009, Shinhan Life Insurance had 160 branches and seven customer support centers. These branches are staffed by financial planners, telemarketers, agent marketers and bancassurance to meet the various needs of our insurance and lending customers. Our groupwide customer support centers arrange for policy loans (namely loans secured by the cash surrender value of the underlying insurance policy) for our insurance customers and, to a limited extent, other loans to other customers, and also handle insurance payments.

Information Technology

We dedicate substantial resources to maintaining a sophisticated information technology system to support our operations management and provide high quality customer service. In order to maximize synergy among our subsidiaries, we are currently continuing to build and implement a single groupwide enterprise information technology system known as “enterprise data warehouse”. The enterprise data warehouse, which is being continuously upgraded, serves as the foundation to our enhanced customer relations management capabilities, our risk management system as well as our new data processing center currently under development. In addition, we are currently continuing to upgrade the information technology systems for each of our subsidiaries to enhance the quality of our customer service specific to such subsidiary. We have completed the implementation of improved systems for Shinhan Life Insurance in November 2008 and Shinhan Investment in August 2009, and completed the IT integration for LG Card and former Shinhan Card in August 2008. Since October 2009, we have operated our information and technology system at a groupwide level (rather than the previous subsidiary-specific level) based on a comprehensive groupwide information collection and processing.

Our current information technology initiatives also include installing a financial reporting system meeting the IFRS standards starting the fiscal year 2011 and building a groupwide security management system to further ensure secure financial transactions for our customers. Specifically, we are currently developing a groupwide security monitoring system in order to counter external cyber invasions such as DDoS attacks.

Our information technology system for each of our subsidiaries is currently backed up on a real-time basis. We have established a completely duplicative back-up IT system in different locations in Korea, depending on the subsidiary, to provide a back-up system in the event of any system failure of our primary information technology center located in the suburbs of Seoul. See “Item 4.D. — Properties.” Our information technology system at the group level is currently able to fully resume operation within an hour even in the case of a complete disruption of the information technology system at our headquarters.

Competition

Competition in the Korean financial services industry is, and is likely to remain, intense. In the banking sector, Shinhan Bank competes principally with other major Korean commercial banks and major global banks operating in Korea, as well as Government-run banks, specialized banks and regional banks. In the credit card services factor, Shinhan Card competes principally with existing “monoline” credit card companies, credit card divisions of commercial banks, consumer finance companies, other financial institutions and recent even mobile telecommunications service providers in Korea. In other financial services sectors, our other subsidiaries also compete in a highly fragmented market. Some of our competitors, particularly the major global financial institutions, have greater experience and resources than we do.

In the small- and medium-sized enterprise and retail banking segments, which have been Shinhan Bank’s traditional core businesses, competition has increased significantly and is expected to increase further. Most Korean banks have been focusing on small- and medium-sized enterprises and retail customers in recent years through aggressive marketing campaigns although they have begun to increase their exposure to large corporate borrowers and focus on developing fee income businesses, including bancassurance and investment products, as increasingly important sources of revenue. The competition and market saturation resulting from this common focus may make it more difficult for Shinhan Bank to secure retail and small- and medium-sized customers with the credit quality and on credit terms necessary to maintain or increase its income and profitability. In particular, Shinhan Bank has been pursuing, and intends to continue to pursue, a strategy of maintaining or enhancing its margins where possible and avoid, to the extent possible, entering into price competition. If other banks and financial institutions adopt a strategy of expanding market share through interest rate competition, Shinhan Bank may suffer customer attrition due to rate sensitivity. In addition, Shinhan Bank may in the future decide to compete to a greater extent based on interest rates, which could lead to a decrease in its net interest margins. Any future decline in Shinhan Bank’s customer base or its net interest margins as a result of its future competition strategy could have an adverse effect on its results of operations and financial condition.

In the credit card sector, competition has been intensifying and the market has seen further signs of saturation as existing and new credit card service providers have made significant investments and engaged in aggressive marketing campaigns and promotions to acquire new customers and target customers with high credit quality. In addition, other credit card issuers may compete with Shinhan Card for customers by offering lower interest rates and fees, higher credit limits and more attractive promotions and incentives. As a result, Shinhan Card may existing customers, or may lose service opportunities, to competing credit card issuers and/or incur higher marketing expenses. Customer attrition, together with any lowering of interest rates or fees and/or more extensive marketing and promotional campaigns that Shinhan Card might implement to acquire and retain customers, could reduce its revenues and earnings.

Potential consolidation among our rival institutions may make the competitive landscape more adverse to us. For example, in June 2008, the Government announced its plans to privatize Korea Development Bank, one of the Government’s key policy bank, and in January 2010, the Government announced its intent to sell its controlling stake in Woori Financial Group, one of the top three financial holding companies in Korea in terms of assets as of December 31, 2009 with a similarly ranked banking operation. If Woori Financial Group were to be acquired by a rival bank or financial holding company, the consolidated entity will have a greater scale of operations, including a larger customer base, and financial resources than us, which may hurt our ability to compete effectively. Moreover, Lone Star Funds is seeking to sell its controlling stake in Korea Exchange Bank, potentially to a major domestic or international financial institution, and there are market rumors related to a potential merger among our rival financial institutions. Any of these developments, if materialized, may place us at a competitive disadvantage.

Furthermore, as the Korean economy further develops and new business opportunities arise, more competitors may enter the financial services industry. For example, in 2009, SK Telecom acquired an equity interest in Hana Card and Korea Telecom has expressed an interest in acquiring an equity interest in BC Card and both SK Telecom and Korea Telecom have begun to actively provide mobile phone payment services using advanced mobile phone technology. As these two companies are the two largest telecommunications service providers in Korea serving a substantial majority of the Korean population, a widespread consumer acceptance of mobile phone payment services in lieu of credit card services could pose a serious competitive threat to the existing credit card service providers, including our credit card subsidiary.

Competition in the Korean financial services industry may also intensify as a result of deregulation. For example, the Financial Investment Services and Capital Markets Act (“FSCMA”), which became effective in February 2009, permits a wider range of financial services providers to engage in a broader sphere of financial activities, including depositary services, and has ,to a significant extent, removed the regulatory barriers between securities brokerage, asset management, derivative financial services and trust services in favor of creating financial investment companies that may engage in all of the foregoing activities. Accordingly, the FSCMA enables the creation of large financial institutions that can offer both commercial and investment banking services modeled after the major global financial institutions based in the United States and Europe. In addition, in 2008, the Korean legislature proposed an amendment to the Bank Act, which would permit certain qualified entities to provide online banking services as their primary business without being required to establish a branch network. Such amendment, if passed, may further intensify competition in the Korean banking industry. Recently, in light of the recent global financial crisis, the Government has subjected Korean financial institutions to stricter regulatory requirements and guidelines in areas of asset quality, capital adequacy, liquidity and residential and other lending practices, which has had a dampening effect on competition. However, there is no assurance that these measures will continue to curb competition or that the Government will not reverse or reduce such measures or introduce other deregulatory measures, which may further intensify competition.

If we are unable to compete effectively in the changing business and regulatory environment, our profit margin and market share may erode and our further growth opportunities may become limited, which could adversely affect our business, results of operation and financial condition. See “Item 3.D. Risk Factors — Risks Relating to Our Overall Business — Competition in the Korean financial services industry is intense, and may further intensify as a result of recent deregulation” and “Item 4.B. Business Overview — Supervision and Regulation — Financial Investment Services and Capital Markets Act.

Description of Assets and Liabilities

Unless otherwise specifically mentioned or the context otherwise requires, the following description of assets and liabilities is presented on a consolidated basis under U.S. GAAP.

Loans

As of December 31, 2009, our total gross loan portfolio was ~~W~~169,255 billion, which represented a decrease of 0.75% from ~~W~~170,541 billion at December 31, 2008. The decrease in the portfolio primarily reflects a 7.62% decrease in other commercial loans and 6.87% decrease in other consumers loans.

Loan Types

The following table presents our loans by type for the periods indicated. Except where specified otherwise, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2005		2006		2007		2008		2009
	(In billions of Won)

Corporate
Commercial and industrial(1)	~~W~~	35,728	~~W~~	40,063	~~W~~	48,485	~~W~~	55,466	~~W~~	54,479
Other commercial(2)		21,409		27,319		30,312		37,637		34,770
Lease financing		754		585		1,370		1,592		1,560

Total — Corporate		57,891		67,967		80,167		94,695		90,809

Consumer
Mortgages and home equity		25,840		30,097		31,495		36,183		40,022
Other consumer(3)		17,875		20,458		25,475		25,026		23,307
Credit cards		4,242		3,924		14,681		14,637		15,117

Total — Consumer		47,957		54,479		71,651		75,846		78,446

Total loans(4)	~~W~~	105,848	~~W~~	122,446	~~W~~	151,818	~~W~~	170,541	~~W~~	169,255

Notes:

(1)	Consists primarily of working capital loans, general purpose loans, bills purchased, trade-related notes and inter-bank loans.

(2)	Consists primarily of privately placed bonds, credit facility drawdowns and purchases of commercial paper or notes at a discount from its customers with recourse.

(3)	Consists of general unsecured loans and loans secured by collateral other than housing to retail customers.

(4)	As of December 31, 2007, 2008 and 2009, approximately 90.6%, 90.4% and 94.4% of our total gross loans, respectively, were Won-denominated.

Loan Portfolio

The total exposure of us or our banking subsidiaries to any single borrower and exposure to any single group of companies belonging to the same conglomerate is limited by law to 20% and 25%, respectively, of the Net Total Equity Capital (as defined in “— Supervision and Regulation”) under Korean GAAP on a consolidated basis.

Twenty Largest Exposures by Borrower

As of December 31, 2009, our 20 largest exposures, consisting of loans, securities and guarantees and acceptances, totaled ~~W~~40,211 billion and accounted for 16.1% of our total exposures. The following table sets forth our total exposures to these top 20 borrowers as of December 31, 2009.

													Impaired
													Loans and
			Loans in						Guarantees				Guarantees
	Loans in		Foreign		Equity		Debt		and		Total		and
	Won		Currency		Securities		Securities		Acceptances		Exposure		Acceptances
	(In billions of Won)

Ministry of Strategy and Finance	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	11,633	~~W~~	—	~~W~~	11,633	~~W~~	—
The Bank of Korea		—		—		—		5,498		—		5,498		—
Korea Development Bank		—		—		—		2,771		—		2,771		—
Korea Deposit Insurance Corporation		—		—		—		2,582		—		2,582		—
Industrial Bank of Korea		—		—		2		1,805		—		1,807		—
Hyundai Samho Heavy Industries Co., Ltd.		19		7		—		—		1,497		1,523		—
Hyundai Heavy Industries Co., Ltd.		3		17		10		26		1,392		1,448		—
Hana Bank		—		—		—		1,419		—		1,419		—
POSCO		—		—		1.248		85		—		1,333		—
Kookmin Bank		—		—		—		1,325		—		1,325		—
National Agricultural Cooperative Federation		—		—		—		1,182		—		1,182		—
Woori Bank		—		—		—		1,074		—		1,074		—
Samsung Heavy Industries Co., Ltd.		100		10		1		1		935		1,047		—
Hyundai Mipo Dockyard Co., Ltd.		—		—		2		—		1,002		1,004		—
STX Offshore & Shipbuilding Co., Ltd.		20		—		—		—		895		915		—
SH Corporation		780		—		—		86		—		866		—
Songdo Cosmopolitan City Development Inc.		714		—		—		—		—		714		—
Korea Electronic Power Co.		—		—		34		672		—		706		—
Korea Land & Housing Co.		—		—		—		683		—		683		—
Samsung Electronics Co. Ltd.		—		641		40		—		—		681		—

Total	~~W~~	1,636	~~W~~	675	~~W~~	1,337	~~W~~	30,842	~~W~~	5,721	~~W~~	40,211	~~W~~	—

Exposure to Main Debtor Groups

As of December 31, 2009, 9.1% of our total exposure was to the 43 main debtor groups, which are largely comprised of chaebols. The following table shows, as of December 31, 2009, our total exposures to the ten main debtor groups to which we have the largest exposure.

													Amounts of
													Impaired
													Loans and
			Loans in						Guarantees				Guarantees
	Loans in		Foreign		Equity		Debt		and		Total		and
Main Debtor Groups	Won		Currency		Securities		Securities		Acceptances		Exposure		Acceptances
	(In billions of Won)

Hyundai Heavy Industries	~~W~~	22	~~W~~	24	~~W~~	10	~~W~~	27	~~W~~	3,891	~~W~~	3,974	~~W~~	—
Samsung		695		747		237		463		1,279		3,421		—
Hyundai Motors		522		708		482		49		339		2,100		—
SK		509		58		127		254		672		1,620		—
POSCO		69		20		85		1,248		133		1,555		—
STX		137		27		—		32		942		1,138		—
LG		152		361		117		18		166		814		—
Lotte		260		6		325		19		88		698		—
Hynix		38		274		1		139		64		516		—
Doosan		—		160		48		8		268		484		—

Total	~~W~~	2,404	~~W~~	2,385	~~W~~	1,432	~~W~~	2,257	~~W~~	7,842	~~W~~	16,320	~~W~~	—

Loan Concentration by Industry

The following table shows the aggregate balance of our corporate loans by industry concentration as of December 31, 2009.

			Percentage of Total
	Aggregate Loan		Corporate Loan
Industry	Balance		Balance
	(In billions of Won)		(Percentages)

Manufacturing	~~W~~	29,820	32.84%
Retail and wholesale		11,634	12.81
Real estate, leasing and service		18,530	20.41
Construction		6,675	7.35
Hotel and leisure(1)		3,283	3.61
Finance and insurance		5,202	5.73
Transportation, storage and communication		5,675	6.25
Other service		9,221	10.15
Other		769	0.85

Total	~~W~~	90,809	100.00%

Note:

(1)	Consists principally of hotels, motels and restaurants.

Loan Concentration by Size of Loans

The following table shows the aggregate balances of our loans by outstanding loan amount as of December 31, 2009.

	Aggregate Loan		Percentage of Total
	Balance		Loan Balance
	(In billions of Won)		(Percentages)

Commercial and industrial
Up to ~~W~~10 million	~~W~~	64	0.04%
Over ~~W~~10 million to ~~W~~50 million		1,625	0.96
Over ~~W~~50 million to ~~W~~100 million		2,458	1.45
Over ~~W~~100 million to ~~W~~500 million		12,111	7.16
Over ~~W~~500 million to ~~W~~1 billion		6,634	3.92
Over ~~W~~1 billion to ~~W~~5 billion		14,887	8.80
Over ~~W~~5 billion to ~~W~~10 billion		5,425	3.21
Over ~~W~~10 billion to ~~W~~50 billion		8,525	5.04
Over ~~W~~50 billion to ~~W~~100 billion		1,751	1.03
Over ~~W~~100 billion		999	0.59

Sub-total	~~W~~	54,479	32.20%

Other commercial
Up to ~~W~~10 million	~~W~~	123	0.07%
Over ~~W~~10 million to ~~W~~50 million		1,007	0.59
Over ~~W~~50 million to ~~W~~100 million		860	0.51
Over ~~W~~100 million to ~~W~~500 million		3,611	2.13
Over ~~W~~500 million to ~~W~~1 billion		1,994	1.18
Over ~~W~~1 billion to ~~W~~5 billion		5,492	3.24
Over ~~W~~5 billion to ~~W~~10 billion		3,614	2.14
Over ~~W~~10 billion to ~~W~~50 billion		12,557	7.42
Over ~~W~~50 billion to ~~W~~100 billion		922	0.54
Over ~~W~~100 billion		4,590	2.71

Sub-total	~~W~~	34,770	20.53%

Lease financing
Up to ~~W~~10 million	~~W~~	7	0.00%
Over ~~W~~10 million to ~~W~~50 million		368	0.22
Over ~~W~~50 million to ~~W~~100 million		226	0.13
Over ~~W~~100 million to ~~W~~500 million		122	0.07
Over ~~W~~500 million to ~~W~~1 billion		10	0.01
Over ~~W~~1 billion to ~~W~~5 billion		55	0.03
Over ~~W~~5 billion to ~~W~~10 billion		84	0.05
Over ~~W~~10 billion to ~~W~~50 billion		541	0.32
Over ~~W~~50 billion to ~~W~~100 billion		147	0.09
Over ~~W~~100 billion		0	0.00

Sub-total	~~W~~	1,560	0.92%

	Aggregate Loan		Percentage of Total
	Balance		Loan Balance
	(In billions of Won)		(Percentages)

Mortgage and home equity
Up to ~~W~~10 million	~~W~~	365	0.22%
Over ~~W~~10 million to ~~W~~50 million		6,617	3.91
Over ~~W~~50 million to ~~W~~100 million		9,248	5.46
Over ~~W~~100 million to ~~W~~500 million		22,106	13.05
Over ~~W~~500 million to ~~W~~1 billion		1,481	0.88
Over ~~W~~1 billion to ~~W~~5 billion		205	0.12
Over ~~W~~5 billion to ~~W~~10 billion		0	0.00
Over ~~W~~10 billion to ~~W~~50 billion		0	0.00
Over ~~W~~50 billion to ~~W~~100 billion		0	0.00
Over ~~W~~100 billion		0	0.00

Sub-total	~~W~~	40,022	23.64%

Other consumer
Up to ~~W~~10 million	~~W~~	4,184	2.47%
Over ~~W~~10 million to ~~W~~50 million		7,424	4.39
Over ~~W~~50 million to ~~W~~100 million		2,905	1.72
Over ~~W~~100 million to ~~W~~500 million		7,139	4.22
Over ~~W~~500 million to ~~W~~1 billion		893	0.53
Over ~~W~~1 billion to ~~W~~5 billion		659	0.39
Over ~~W~~5 billion to ~~W~~10 billion		53	0.03
Over ~~W~~10 billion to ~~W~~50 billion		50	0.03
Over ~~W~~50 billion		0	0.00
Over ~~W~~100 billion		0	0.00

Sub-total	~~W~~	23,307	13.78%

Credit cards(1)
Up to ~~W~~10 million	~~W~~	13,515	7.98%
Over ~~W~~10 million to ~~W~~50 million		1,031	0.61
Over ~~W~~50 million to ~~W~~100 million		40	0.02
Over ~~W~~100 million to ~~W~~500 million		51	0.03
Over ~~W~~500 million to ~~W~~1 billion		10	0.01
Over ~~W~~1 billion to ~~W~~5 billion		27	0.02
Over ~~W~~5 billion to ~~W~~10 billion		15	0.01
Over ~~W~~10 billion to ~~W~~50 billion		41	0.02
Over ~~W~~50 billion to ~~W~~100 billion		387	0.23
Over ~~W~~100 billion		0	0.00

Sub-total		15,117	8.93

Total	~~W~~	169,255	100.00%

Note:

(1)	Includes corporate credit card purchases.

Maturity Analysis

The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio as of December 31, 2009. The amounts disclosed are before deduction of attributable loan loss reserves.

	As of December 31, 2009
			Over 1 Year
			but Not More
	1 Year or Less		Than 5 Years		Over 5 Years		Total
	(In billions of Won)

Corporate:
Commercial and industrial	~~W~~	47,212	~~W~~	6,194	~~W~~	1,073	~~W~~	54,479
Other commercial		21,215		8,622		4,933		34,770
Lease financing		366		1,116		78		1,560

Total corporate	~~W~~	68,793	~~W~~	15,932	~~W~~	6,084	~~W~~	90,809

Consumer:
Mortgage and home equity	~~W~~	8,393	~~W~~	7,627	~~W~~	24,002	~~W~~	40,022
Other consumer		19,087		3,057		1,163		23,307
Credit cards		13,264		1,294		559		15,117

Total consumer	~~W~~	40,744	~~W~~	11,978	~~W~~	25,724	~~W~~	78,446

Total domestic loans	~~W~~	109,537	~~W~~	27,910	~~W~~	31,808	~~W~~	169,255

We may roll over our working capital loans and retail loans (which are not payable in installments) after we conduct our normal loan reviews in accordance with our loan review procedures. Working capital loans may be extended on an annual basis for an aggregate term of three years for unsecured loans and five years for secured loans and retail loans may be extended for additional terms of up to 12 months for an aggregate term of ten years for unsecured loans and secured loans.

Interest Rate Sensitivity

The following table shows our loans by interest rate sensitivity as of December 31, 2009.

	As of December 31, 2009
	Due Within 1 Year		Due After 1 Year		Total
	(In billions of Won)

Fixed rate loans(1)	~~W~~	40,611	~~W~~	10,898	~~W~~	51,509
Variable rate loans(2)		67,836		49,910		117,746

Total gross loans	~~W~~	108,447	~~W~~	60,808	~~W~~	169,255

Notes:

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term of the loan.

(2)	Variable or adjustable rate loans are for which the interest rate is not fixed for the entire term of the loan.

For additional information regarding our management of interest rate risk, see “— Risk Management.”

Nonaccrual Loans and Past Due Accruing Loans

Except in the case of repurchased loans, we generally do not recognize interest income on nonaccrual loans unless it is collected. Generally, we discontinue accruing of interest on loans (other than repurchased loans) when payment of interest and/or principal becomes past due by one day. Interest is recognized on these loans on a cash basis from the date the loan is reclassified as non-accruing. Loans (other than repurchased loans) are not reclassified as accruing until interest and principal payments are brought current.

We generally do not request borrowers to make immediate repayment of the whole outstanding principal balances and related accrued interest on nonaccrual loans whose interest payments are past due for one to 14 days in case of commercial loans and 1 to 30 days in case of retail loans. Except where specified otherwise, the amount of such past due loans within the grace period is excluded from the amount of non-accrual loans disclosed in this annual report and from calculation of related foregone interest.

Interest foregone is the interest due on nonaccrual loans that has not been accrued in our books of account. In 2005, 2006, 2007, 2008 and 2009, we would have recorded gross interest income of ~~W~~186 billion, ~~W~~140 billion, ~~W~~155 billion, ~~W~~202 billion and ~~W~~151 billion, respectively, on loans accounted for on a nonaccrual basis throughout the respective years, or since origination for loans held for part of the year, had the loans been current with respect to their original contractual terms. The amount of interest income on those loans that was included in our net income in 2005, 2006, 2007, 2008 and 2009 were ~~W~~117 billion, ~~W~~107 billion, ~~W~~77 billion, ~~W~~109 billion and ~~W~~90 billion, respectively.

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

	As of December 31,
	2005		2006(1)		2007(1)		2008(1)		2009(1)
	(In billions of Won)

Loans accounted for on a nonaccrual basis
Corporate	~~W~~	1,475	~~W~~	1,187	~~W~~	1,181	~~W~~	1,457	~~W~~	1,231
Consumer		367		241		174		148		187
Credit cards		210		226		409		416		224

Sub-total		2,052		1,654		1,764		2,021		1,642

Accruing loans which are contractually past due one day or more as to principal or interest
Corporate(2)		32		56		98		122		65
Consumer(3)		32		55		67		46		24
Credit cards		3		—		—		—		—
Sub-total		67		111		165		168		89

Total	~~W~~	2,119	~~W~~	1,765	~~W~~	1,929	~~W~~	2,189	~~W~~	1,731

Notes:

(1)	Excludes past due loans within the grace period in the amount of ~~W~~334 billion, ~~W~~1,128 billion, ~~W~~1,119 billion and ~~W~~823 billion as of December 31, 2006, 2007, 2008 and 2009 respectively.

(2)	Includes accruing loans which are contractually past due 90 days or more in the amount of ~~W~~5 billion, ~~W~~5 billion, ~~W~~2 billion, ~~W~~10 billion and ~~W~~8 billion that are corporate loans as of December 31, 2005, 2006, 2007, 2008 and 2009, respectively.

(3)	Includes accruing loans which are contractually past due 90 days or more in the amount of ~~W~~7 billion, ~~W~~23 billion, ~~W~~27 billion, ~~W~~13 billion and ~~W~~8 billion that are consumer loans as of December 31, 2005, 2006, 2007, 2008 and 2009, respectively.

Troubled Debt Restructurings

The following table presents, at the dates indicated, our loans which are “troubled debt restructurings” as defined under U.S. GAAP. These loans mainly consist of corporate loans that have been restructured through the process of workout, court receivership and composition. See “— Credit Exposures to Companies in Workout, Court Receivership and Composition.” These loans accrue interest at rates lower than the original contractual terms, or involve the extension of the original contractual maturity as a result of a variation of terms upon restructuring.

	As of December 31,
	2005		2006		2007		2008		2009
			(In billions of Won)

Loans classified as “troubled debt restructurings” (excluding nonaccrual and past due loans)	~~W~~	735	~~W~~	111	~~W~~	124	~~W~~	557	~~W~~	932

For the year ended December 31, 2005, 2006, 2007, 2008 and 2009, interest income that would have been recorded under the original contract terms of restructured loans amounted to ~~W~~26 billion, ~~W~~5 billion, ~~W~~5 billion, ~~W~~21 billion and ~~W~~34 billion, respectively, out of which ~~W~~22 billion, ~~W~~4 billion, ~~W~~2 billion, ~~W~~18 billion and ~~W~~22 billion was reflected as our interest income, respectively.

Credit Exposures to Companies in Workout, Court Receivership or Composition

Our credit exposures to restructuring are managed and collected by our Corporate Credit Collection Department. As of December 31, 2009, 0.65% of our total loans, or ~~W~~1,097 billion, was under restructuring. Restructuring of our credit exposures principally takes the legal form of workout, court receivership or composition.

Workout

Under the Corporate Restructuring Promotion Act, which became reinstated in August 2007 to remain effective until December 31, 2010, all creditors to borrowers that are financial institutions are required to participate in a creditors’ committee. The Corporate Restructuring Promotion Act is mandatorily applicable to a wide range of financial institutions in Korea, which include commercial banks, insurance companies, asset management companies, securities companies, merchant banks, the Korea Deposit Insurance Corporation and the Korea Asset Management Corporation. Under this act, the approval of financial institution creditors holding not less than 75% of the total debt outstanding of a borrower is required for such borrower’s restructuring plan, including debt restructuring and provision of additional funds, which plan is binding on all the financial institution creditors of the borrower, provided that any financial institution creditor that disagrees with the final restructuring plan approved by the creditors’ committee has the right to request the creditors’ committee to purchase its claims at a mutually agreed price. In the event that the creditors’ committee and the dissenting financial institution creditor fail to come to an agreement, a mediation committee consisting of seven experts is set up to resolve the matter. There is a risk that these procedures may require us to participate in a plan we do not agree with or may require us to sell our claims at prices that we do not believe are adequate. With respect to any workout for which the lead creditor bank calls for a meeting of the creditors’ committee while the old Corporate Restructuring Promotion Act was still effective, the procedures applicable to such creditors’ committee and the related workout remain subject to the Corporate Restructuring Promotion Act until the suspension or conclusion of such workout, provided that such workout becomes subject to the procedures under the reinstated Corporate Restructuring Promotion Act as of its effective date, as opposed to the old Corporate Restructuring Promotion Act, even if such workout began while the old law was in effect. Under the reinstated Corporate Restructuring Promotion Act, if any of our borrowers becomes subject to corporate restructuring procedures, we may be forced to (i) restructure our credits pursuant to restructuring plans approved by other creditor financial institutions holding 75% or more of the total outstanding debt (and 75% or more of the total outstanding secured debt, if the restructuring plan includes the restructuring of existing secured debt) of the borrower or (ii) dispose of our credits to other creditors on unfavorable terms. This law will remain effective until December 31, 2010.

The total loan amount currently undergoing workout as of December 31, 2009 was ~~W~~866 billion.

Court Receivership and Composition

The Debtor Rehabilitation and Bankruptcy Act, which took effect on April 1, 2006, is designed to consolidate all existing bankruptcy-related laws in Korea, namely the Corporate Reorganization Act, the Composition Act, the Bankruptcy Act and the Individual Debtor Recovery Act. Under the Debtor Rehabilitation and Bankruptcy Act, composition proceedings have been abolished and recovery proceedings have been introduced to replace the court receiverships. In a recovery proceeding, unlike court receivership proceedings where the management of the debtor company was vested in a court appointed receiver, the existing chief executive officer of the debtor company may continue to manage the debtor company, provided, that (i) neither fraudulent conveyance nor concealment of assets existed, (ii) the financial failure of the debtor company was not due to gross negligence of such chief executive officer, and (iii) no creditors’ meeting was convened to request, based on reasonable cause, a court-appointed receiver to replace such chief executive officer. While a court receivership proceeding was permitted only with respect to joint stock companies (chushik-hoesa), the recovery proceeding may be commenced by any insolvent debtor. In addition, in an effort to meet the global standards, international bankruptcy procedures are introduced in Korea, under which a receiver of a foreign bankruptcy proceeding may, upon receiving Korean court’s approval of the ongoing foreign bankruptcy proceeding, apply for or participate in a Korean bankruptcy proceedings conducted in a Korean court. Similarly, a receiver in a domestic recovery proceeding or a bankruptcy trustee is allowed to perform its duties in a foreign country where an asset of the debtor is located to the extent the applicable foreign law permits.

However, any composition, corporate reorganization, bankruptcy and rehabilitation proceedings for individual debtors pending as of April 1, 2006, the effective date of the Debtor Rehabilitation and Bankruptcy Act, continue to proceed in accordance with the respective applicable laws.

The total loan amount currently subject to court receivership as of December 31, 2009 was ~~W~~0.4 billion.

The total amount currently subject to composition proceedings as of December 31, 2009 was ~~W~~11 billion.

Loans in the process of workout, court receivership or composition are reported as loans on our balance sheet and are included as nonaccrual loans described in “— Nonaccrual Loans and Past Due Accruing Loans” above since they are generally past due more than one day and interest generally does not accrue on such loans. Restructured loans that meet the U.S. GAAP definition of a troubled debt restructuring are included within “— Troubled Debt Restructurings” described above. These are disclosed as loans or securities after the restructuring on our balance sheet depending on the type of instrument we receive.

Credit Rehabilitation Programs for Delinquent Consumer and Small- and Medium-sized Enterprise Borrowers

In light of the rapid increase in delinquencies in credit card and other consumer credit in recent years, and concerns regarding potential social issues posed by the growing number of individuals with bad credit, the Korean government has implemented a number of measures intended to support the rehabilitation of the credit of delinquent consumer borrowers. These measures may affect the amount and timing of our collections and recoveries on our delinquent consumer credits.

In 2002, the Financial Services Commission established the Credit Counseling and Recovery Service based upon an agreement among approximately 160 financial institutions in Korea. Upon application to the Credit Counseling and Recovery Service and approval of a majority of unsecured and two-thirds of secured creditor financial institutions, a qualified “credit delinquent person” with outstanding debts to two or more financial institutions in an aggregate amount not exceeding ~~W~~500 million may participate in an individual work-out program designed to restructure such person’s debt and rehabilitate such person’s credit.

On April 1, 2006, the Law Concerning Credit Restoration and Bankruptcy took effect and replaced the Individual Debtor Rehabilitation Law. Under the Law Concerning Credit Restoration and Bankruptcy, a qualified individual debtor with outstanding debts in an aggregate amount not exceeding threshold amounts of ~~W~~500 million of unsecured debt and/or ~~W~~1 billion of secured debt may restructure his or her debts through a court-supervised debt restructuring that is binding on creditors.

On September 2, 2008, to support consumer borrowers with low credit scores, the Financial Services Commission established the Credit Rehabilitation Fund to purchase from creditors the loans of such borrowers that are in default and to provide guarantees so that such loans may be refinanced at lower rates. The Credit Rehabilitation Fund provides support to (i) individuals with low credit scores who are in default on loans not exceeding ~~W~~30 million in principal amount in the aggregate (which requirement will be waived for individuals who are “basic living welfare recipients”) for a period of three months or more and (ii) individuals with low credit scores ranging from category 7 to 10 who are in default on loans not exceeding ~~W~~30 million in principal amount in the aggregate (which requirement will be waived for individuals who are basic living welfare recipients) and the interest rate of which is 20% or more.

In October 2008, the Financial Supervisory Service requested Korean banks, including us, to establish a “fast track” program to provide liquidity assistance to small- and medium-sized enterprises on an expedited basis. Under the fast track program we established, which is effective through June 30, 2009, we provide liquidity assistance to small- and medium-sized enterprise borrowers applying for such assistance, in the form of new short-term loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval by us.

In March 2009, the Financial Services Commission requested Korean banks, including us, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with short-term outstanding debt. The pre-workout program is expected to be in operation from April 2009 to April 2011. Under the pre-workout program, maturity extensions and/or interest rate adjustments are provided for retail borrowers with total loans of less than ~~W~~500 million who are in arrears on their payments for more than 30 days but less than 90 days.

Potential Problem Loans

As of December 31, 2009, we had ~~W~~332 billion of loans rated as normal or precautious under the guidelines of the Financial Services Commission, which represent loans that are current as to payment of principal and interest but carry serious doubt as to the ability of the borrower to repay in the near future. These loans are classified as impaired and included in the calculation of loan loss allowance under U.S. GAAP.

We have certain other interest-earning assets which, if they are loans, are required to be disclosed as part of the nonaccrual, past due or troubled debt restructuring or potential problem loans as discussed above. As of December 31, 2009, the book value of such interest-earning assets on which interest was past due was ~~W~~28.6 billion.

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

Corporate Loans

We review corporate loans annually for potential impairment through a formal credit review. In addition, our loan officers consider the credits for impairment throughout the year if there is an indication that an impairment event has occurred.

Under U.S. GAAP, a loan is impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts due according to the contractual terms of the agreement. We use our loan classifications for identifying impaired loans. We consider the following loans to be impaired for the purpose of determining our specific allowance:

•	loans classified as “substandard” or below according to the asset classification guidelines of the Financial Services Commission;

•	loans that are more than 90 days past due; and

•	loans which are “troubled debt restructurings” as defined under U.S. GAAP.

Specific loan loss allowances for corporate loans are established based on whether a particular loan is impaired. Corporate loans with relatively small balances are evaluated collectively for impairment as they are managed collectively.

— Loans individually identified for review and considered impaired

Consistent with the internal credit risk monitoring policies, we evaluate impaired loans with relatively large balances (typically more than ~~W~~3 billion) individually for impairment. Loan loss allowances for these loans are generally established by discounting the estimated future cash flows (both principal and interest) we expect to receive using the loan’s effective interest rate. We consider the likelihood of all possible outcomes in determining our best estimate of expected future cash flows. Management consults closely with individual loan officers and reviews the cash flow assumptions used to ensure these estimates are valid.

Alternatively, for impaired loans that are considered collateral dependent, the amount of impairment is determined by reference to the fair value of the collateral which is based on the present value of the appraisal value as indicated in third party valuation reports. We consider the reliability and timing of appraisals and determine the reasonableness of fair value estimates, taking into account the time to value the collateral, the cost incurred in selling the collateral and current market conditions. After the fair value of collateral is determined, an impairment charge is established as specific loan loss allowances for an amount equal to the excess of the carrying amount of the subject loan over the fair value of the collateral.

For more details regarding determination of the fair value of collateral for collateral dependent loans, see “Item 5.A. Operating Results — Critical Accounting Policies” and Note 28 to our consolidated financial statements.

We may also measure impairment by reference to the loan’s observable market price, however the availability of this information is not commonplace in Korea.

We establish a specific allowance when the discounted cash flow (or collateral value) of the loan is lower than its carrying amount. The specific allowance is equal to the difference between the discounted cash flow (or collateral value) amount of the loan and its carrying amount.

— Loans collectively evaluated for impairment

We also establish specific allowances for impaired corporate loans with relatively small balances (typically ~~W~~3 billion or less). We manage these loans on a portfolio basis and are therefore collectively evaluate for impairment since it is impractical to analyze each such loans on an individual basis. The specific allowance for such loans is determined based on loss factors taking into consideration past performance of the portfolio, previous loan loss history and charge-off information.

We identify loss factors through a migration model, which uses a statistical tool to monitor the progression of loans through different classifications over a specific time period. We adjust these loss factors based on other qualitative or quantitative factors that affect the collectability of the portfolio as of the evaluation date, including:

•	prevailing economic and business conditions within Korea and foreign jurisdictions in which we operate;

•	industry concentrations;

•	changes in the size and composition of the relevant underlying portfolios; and

•	changes in lending policies and procedures, including underwriting standards and collection, charge-offs and recovery practices.

The following table sets out, as of the dates indicated, our loan loss allowances as a percentage of outstanding loans allocable to our corporate borrowers based on their loan classification.

	As of December 31,
	2007	2008	2009
	(Percentages)

Normal	1.94%	0.77%	0.82%
Precautionary	31.36	11.66	8.78
Substandard	37.28	23.27	39.49
Doubtful	83.78	81.97	86.47
Estimated loss	88.81	89.19	86.55

— Loans not specifically identified as impaired

We establish a general allowance for non-impaired corporate loans to reflect losses incurred within the portfolio which have not yet been specifically identified as impaired. The general allowance is also determined based on loss factors developed through a migration model and are adjusted as appropriate using similar criteria as above.

Leases

For leases, we follow a similar approach to that used for corporate loans that are collectively evaluated for impairment and establish allowances based on loss factors developed through a migration model as adjusted for specific circumstances related to individual borrowers of the leased assets.

Retail Loans

Retail loans are segmented into the following product types for the purposes of credit risk evaluation:

•	mortgage and home equity loans; and

•	other retail loans (consisting of unsecured and secured retail loans).

For loan losses on mortgages, home equity loans and other retail loans, we also establish allowances based on loss factors taking into consideration the historical performance of the portfolio, previous loan loss history and charge-off information.

We further adjust the loss factors derived from the migration analysis based on factors that may impact loss recognition which have not been adequately captured by our historical analysis. These factors include:

•	changes in economic and business conditions such as levels of unemployment and housing price;

•	changes in the nature and volume of the portfolio, including any concentration of credits; and

•	external factors such as regulatory or government requirements.

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

The expected percentage of loss reflects estimates of both default probability within each loan aging category and severity of loss. Generally, loans that are six months or more past due are charged off. We adjust our loan loss rate for severity of loss when considering historical recovery of charged off credits when establishing the allowance.

We segment our credit card portfolio into several product types and perform separate roll-rate analysis for such product types to reflect the different risks and characteristics of each such product type.

We further adjust the results from the roll-rate analysis based on factors that may impact loss recognition which have not been adequately captured by our historical analysis. These factors include:

•	delinquency levels of cardholders;

•	government policies toward the credit card industry; and

•	key retail performance indicators (such as ratios of household debt to disposable income and household liabilities to financial assets).

The actual amount of incurred loan losses may vary from the estimate of incurred losses due to changes in economic conditions or industry or geographic concentrations. We also monitor differences between estimated and actual incurred loan losses through procedures including detailed periodic assessments by senior management of both individual loans and credit portfolios and the models used to estimate incurred loan losses in those portfolios.

We consider a credit card or card loan to be delinquent if payment on such account is not received when first due and the amount outstanding is greater than ~~W~~10,000. Our general policy is to be proactive in its collection procedures. We believe that card accounts which are in early stages of delinquency are easier to collect than those accounts which have been delinquent for a longer period of time and, therefore, we emphasize collections at an early stage of delinquency although we increase the level of collection efforts as the delinquency period increases with respect to the relevant account. Efforts to collect from cardholders whose account balances are up to 30 days past due are generally made by our credit support centers at Shinhan Card. Our credit support centers classify delinquent customers based upon three criteria: the expected level of difficulty in collection, the nature of the customer and the customer’s contribution to Shinhan Card’s profitability. By implementing collection activities tailored to each such category of customers, we seek to maximize efficiency in our collection efforts.

For card accounts with balances that are more than 30 days past due, we assign collection to our collection branches. During the first two months of their appointment, these collection branches rely on postal or telephone notice and take measures to locate and provisionally attach accounts receivables or other properties of the delinquent cardholders. After the initial two months period, the collection branches commence compulsory execution procedures against the delinquent cardholders’ accounts receivables or other properties to secure the amount of outstanding balances. During the entire period managed by branches, we offer restructured card loan and reduction programs. For card accounts that are charged off, we outsource collection to external collection centers such as Shinhan Credit Information, which is our subsidiary, and Mirae Credit Information Services Corp.

For card accounts with balances that are more than 180 days past due, we charge off the past due amounts on a quarterly basis in accordance with the guidelines, or subject to the approval, of the Financial Supervisory Service.

Following the implementation of a policy by the Korean Fair Trade Commission effective April 2008 that prohibited a unilateral lowering by the credit card company of the credit card limit of a cardholder except in the case of an impairment in the cardholder’s ability to repay, we established additional allowance for unfunded credit card commitments with respect to the unused credit card limit as we no longer control the unfunded credit card commitments.

We also began to apply, with respect to the off-balance sheet unused credit card limits, the same methodology used in calculating probabilities of default (“PDs”) with respect to credit card receivables, considering the current unstable financial market conditions as well as increased gross charge offs in the fiscal year 2009 compared to the fiscal year 2008. Previously, we applied a lower set of PDs to off-balance sheet unused credit limits than to credit card receivables.

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) for all loans as of the dates indicated.

			Past Due		Past Due		Past Due More
	Current		Up to 3 Months		3-6 Months		Than 6 Months		Total
As of December 31,	Amount	%	Amount	%	Amount	%	Amount	%	Amount
	(In billions of Won, except percentages)

2005	103,601	97.87	652	0.62	243	0.23	1,352	1.28	105,848
2006	120,222	98.18	971	0.79	172	0.14	1,081	0.89	122,446
2007	148,597	97.88	1,899	1.25	315	0.21	1,007	0.66	151,818
2008	167,064	97.96	2,120	1.24	420	0.25	937	0.55	170,541
2009	166,620	98.44	1,220	0.72	245	0.14	1,170	0.70	169,255

Non-Performing Loans

Non-performing loans are defined as loans past due by more than 90 days. These loans are generally rated “substandard” or below under the guidelines of the Financial Supervisory Service. The following table shows, as of the dates indicated, the amount of the total non-performing loan portfolio and as a percentage of our total loans.

	As of December 31,
	2005		2006		2007		2008		2009
	(In billions of Won, except percentages)

Total non-performing loans	~~W~~	1,594	~~W~~	1,253	~~W~~	1,322	~~W~~	1,357	~~W~~	1,415
As a percentage of total loans		1.51%		1.02%		0.87%		0.80%		0.84%

Analysis of Non-Performing Loans

The following table sets forth, for the periods indicated, the total non-performing loans by the borrower type.

	As of December 31,
	2005					2006					2007					2008					2009
					Ratio of					Ratio of					Ratio of					Ratio of					Ratio of
			Non-		Non-			Non-		Non-			Non-		Non-			Non-		Non-			Non-		Non-
			Performing		Performing			Performing		Performing	Total		Performing		Performing			Performing		Performing			Performing		Performing
	Total Loans		Loans		Loans	Total Loans		Loans		Loans	Loans		Loans		Loans	Total Loans		Loans		Loans	Total Loans		Loans		Loans
	(In billions of Won, except percentages)

Corporate
Commercial and industrial	~~W~~	35,728	~~W~~	868	2.43%	~~W~~	40,063	~~W~~	760	1.90%	~~W~~	48,485	~~W~~	748	1.54%	~~W~~	55,466	~~W~~	755	1.36%	~~W~~	54,479	~~W~~	823	1.51%
Other commercial		21,409		387	1.81		27,319		256	0.94		30,312		272	0.90		37,637		332	0.88		34,770		337	0.97
Lease financing		754		8	1.06		585		8	1.37		1,370		7	0.51		1,592		5	0.31		1,560		4	0.26

Total corporate		57,891		1,263	2.18		67,967		1.024	1.51		80,167		1,027	1.28		94,695		1,092	1.15		90,809		1,164	1.28

Consumer
Mortgage and home equity		25,840		111	0.43		30,097		68	0.23		31,495		45	0.14		36,183		40	0.11		40,022		29	0.07
Other consumer		17,875		172	0.96		20,458		119	0.58		25,475		85	0.33		25,026		54	0.22		23,307		51	0.22
Credit cards		4,242		48	1.13		3,924		42	1.07		14,681		165	1.12		14,637		171	1.17		15,117		171	1.13

Total consumer		47,957		331	0.69		54,479		229	0.42		71,651		295	0.41		75,846		265	0.35		78,446		251	0.32

Total	~~W~~	105,848	~~W~~	1,594	1.51%	~~W~~	122,446	~~W~~	1,253	1.02%	~~W~~	151,818	~~W~~	1,322	0.87%	~~W~~	170,541	~~W~~	1,357	0.80%	~~W~~	169,255	~~W~~	1,415	0.84%

Top 20 Non-Performing Loans

As of December 31, 2009, our 20 largest non-performing loans accounted for 18% of our total non-performing loan portfolio. The following table shows, at the date indicated, certain information regarding our 20 largest non-performing loans.

		(A) As of December 31, 2009
			Gross Principal		Allowance for Loan
		Industry	Outstanding		Losses
		(In billions of Won)

1	Borrower A	Manufacturing	~~W~~	48	~~W~~	39
2	Borrower B	Manufacturing		24		11
3	Borrower C	Manufacturing		23		19
4	Borrower D	Other service		18		9
5	Borrower E	Manufacturing		18		9
6	Borrower F	Construction		13		6
7	Borrower G	Manufacturing		12		10
8	Borrower H	Real estate, leasing and service		10		9
9	Borrower I	Construction		10		5
10	Borrower J	Manufacturing		9		4
11	Borrower K	Real estate, leasing and service		9		4
12	Borrower L	Other service		8		4
13	Borrower M	Finance and insurance		7		1
14	Borrower N	Retail and wholesale		7		6
15	Borrower O	Manufacturing		7		4
16	Borrower P	Real estate, leasing, service		7		4
17	Borrower Q	Retail and wholesale		6		3
18	Borrower R	Manufacturing		6		5
19	Borrower S	Real estate, leasing, and service		6		1
20	Borrower T	Manufacturing		6		3

			~~W~~	254	~~W~~	156

Non-Performing Loan Strategy

One of our primary objectives is to prevent our loans from becoming non-performing. Through our corporate credit rating system which is designed to prevent our loan officers from extending new loans to borrowers with high credit risks based on the borrower’s credit rating, we seek to reduce credit risk related to future non-performing loans. Our early warning system is designed to alert any sudden increase in a borrower’s credit risk to our loan officers, who then closely monitor such loans.

If a loan becomes non-performing notwithstanding such preventive mechanism, an officer at the branch level responsible for monitoring non-performing loans will commence due diligence on the borrower’s assets, send a notice demanding payment or a notice that we will take or prepare for legal action.

At the same time, we also initiate our non-performing loan management process, which includes:

•	identifying loans subject to a proposed sale by assessing the estimated losses from such sale based on the estimated recovery value of collateral, if any, for such non-performing loans;

•	identifying loans subject to charge-off based on the estimated recovery value of collateral, if any, for such non-performing loans and the estimated rate of recovery of unsecured loans; and

•	to a limited extent, identifying commercial loans subject to normalization efforts based on the cash-flow situation of the borrower.

Once the details of a non-performing loan are identified, we pursue early solutions for recovery. Actual recovery efforts for non-performing loans are handled by the relevant department, depending on the nature of such loans and the borrower, among others. The officers or agents of the responsible departments and units use a variety of methods to resolve non-performing loans, including:

•	making phone calls and paying visits to the borrower to request payment;

•	continuing to assess and evaluate assets of our borrowers; and

•	if necessary, initiating legal action such as foreclosures, attachment and litigation.

In order to promote speedy recovery on loans subject to foreclosures and litigation, the branch responsible for handling these loans may transfer them to the relevant unit at headquarters or regional headquarters.

Our policy is to commence legal action three months after delinquency of payment on loans. For loans to insolvent or bankrupt borrowers or when we conclude that it is not possible to recover through normal procedures, we take prompt legal actions regardless of the grace period.

In addition to making efforts to collect on these non-performing loans, we take other measures to reduce the level of our non-performing loans, including:

•	selling non-performing loans to third parties including the Korea Asset Management Corporation;

•	entering into asset-backed securitization transactions with respect to non-performing loans;

•	using third-party collection agencies including credit information companies.

Allocation of Allowance for Loan Losses

The following table presents, as of the dates indicated, the allocation of our loan loss allowance by loan type.

	As of December 31,
	2005			2006			2007			2008			2009
			Loans % of			Loans % of			Loans % of			Loans % of			Loans % of
			Total			Total			Total			Total			Total
	Amt.		Loans	Amt.		Loans	Amt.		Loans	Amt.		Loans	Amt.		Loans
	(In billions of Won, except percentages)

Corporate
Commercial and Industrial	~~W~~	753	33.75%	~~W~~	900	32.72%	~~W~~	963	31.94%	~~W~~	1,592	32.53%	~~W~~	1,982	32.19%
Other commercial		305	20.23		359	22.31		427	19.97		846	22.07		987	20.54
Lease financing		16	0.71		10	0.48		16	0.90		11	0.93		13	0.92

Total corporate		1,074	54.69		1,269	55.51		1,406	52.81		2,449	55.53		2,982	53.65

Consumer
Mortgages and home equity		19	24.41		4	24.58		4	20.75		8	21.22		11	23.65
Other consumer		183	16.89		175	16.71		150	16.77		149	14.67		170	13.77
Credit cards		236	4.01		127	3.20		539	9.67		595	8.58		475	8.93

Total consumer		438	45.31		306	44.49		693	47.19		752	44.47		656	46.35

Total allowance for loan losses	~~W~~	1,512	100.00%	~~W~~	1,575	100.00%	~~W~~	2,099	100.00%	~~W~~	3,201	100.00%	~~W~~	3,638	100.00%

Our total allowance for loan losses increased by ~~W~~437 billion, or 13.65%, to ~~W~~3,638 billion as of December 31, 2009 from ~~W~~3,201 billion as of December 31, 2008. During 2009, the allowance for loan losses increased by primarily as a result of an increase of loss rate in corporate loans.

Analysis of the Allowance for Loan Losses

The following table presents an analysis of our loan loss experience for each of the years indicated.

	2005		2006		2007		2008		2009
	(In billions of Won, except percentages)

Balance at the beginning of the period	~~W~~	2,311	~~W~~	1,512	~~W~~	1,575	~~W~~	2,099	~~W~~	3,201
Amounts charged against income		(255)		252		40		1,319		1,751
Gross charge-offs:
Corporate:
Commercial and industrial		297		130		89		144		1,047
Other commercial		18		76		64		142		40
Lease financing		—		—		9		6		(19)
Consumer:
Mortgage and home equity		19		—		(2)		6		(1)
Other consumer		296		96		123		98		227
Credit cards		316		211		418		521		597

Total gross charge-offs		(946)		(513)		(701)		(917)		(1,891)

Recoveries:
Corporate:
Commercial and industrial		69		47		15		16		81
Other commercial		217		154		104		27		42
Lease financing		4		5		—		—		1
Consumer:
Mortgage and home equity		3		5		3		2		1
Other consumer		34		43		71		107		59
Credit cards		72		70		451		548		393

Total recoveries		399		324		644		700		577

Net charge-offs		(547)		(189)		(57)		(217)		(1,314)

Acquisition of Shinhan Life Insurance		3		—		—		—		—
Acquisition of LG Card		—		—		541		—		—

Balance at the end of the period	~~W~~	1,512	~~W~~	1,575	~~W~~	2,099	~~W~~	3,201	~~W~~	3,638

Ratio of net charge-offs during the period to average loans outstanding during the period		0.53%		0.17%		0.04%		0.13%		0.78%

Loan Charge-Offs

Our level of gross charge-offs increased from ~~W~~701 billion in 2007 to ~~W~~917 billion in 2008 primarily due to an increase in charge-off for corporate loans and credit card loans. Our level of gross charge-offs increased from ~~W~~917 billion in 2008 to ~~W~~1,891 billion in 2009 primarily due to an increase in charge-off for corporate and consumer loans, primarily as a result of the prudent charge-off policy undertaken by us in response to the recent global financial crisis.

Basic Principles

We attempt to minimize loans to be charged off, by practicing a sound credit approval process based on credit risk analysis prior to extending loans and a systematic management of outstanding loans.

Loans To Be Charged-Off

Loans are charged-off if they are deemed to be uncollectible by falling under any of the following categories:

•	loans for which collection is not foreseeable due to insolvency or bankruptcy, dissolution or the termination of the debtor’s business;

•	loans for which collection is not foreseeable due to the death or disappearance of debtors;

•	loans for which collection expenses exceed the collectable amount;

•	loans for which collection is not possible through legal or any other means;

•	payments in arrears in respect of credit cards that are overdue for more than six months;

•	payments outstanding on unsecured retail loans that are overdue for more than six months;

•	payments in arrears in respect of leases that are overdue for more than 12 months; or

•	the portion of loans classified as “estimated loss,” net of any recovery from collateral, which is deemed to be uncollectible.

Procedure for Charge-off Approval

An application for Shinhan Bank’s loans to be charged-off is submitted by a branch to the Corporate Credit Collection Department in the case of corporate loans and foreign branches, and Consumer Credit Collection Department in the case of individual loans. An application for charge off must be submitted by a deadline set by the applicable departments. The General Manager in charge of review evaluates the application. The General Manager of Audit and Examination Department conducts review of compliance with our internal procedures for charge-offs. The General Manager in charge of review gets approval from the President of Shinhan Bank. As for Shinhan Card, it generally charges off receivables that are 180 days past due following internal review.

Treatment of Loans Charged-Off

Once loans are charged-off, they are derecognized from our balance sheet. We still continue our collection efforts in respect of these loans through third-party collection agencies including the Korea Asset Management Corporation and Shinhan Credit Information.

Treatment of Collateral

When we determine that a loan collateralized by real estate cannot be recovered through normal collection channels, we generally petition a court to foreclose and sell the collateral through a court-supervised auction within one month after default and insolvency and within four months after delinquency. However, this procedure does not apply to companies under restructuring, composition, workout or other court proceedings where there are restrictions on such auction procedures. Filing of such petition with the court generally encourages the debtor to repay the overdue loan. If a debtor ultimately fails to repay and the court grants its approval for foreclosure, we sell the collateral and recover the principal amount and interest accrued up to the sales price, net of expenses incurred from the auction. Foreclosure proceedings in Korea typically take seven months to one year from initiation to collection depending on the nature of the collateral.

U.S. GAAP Financial Statement Presentation

Our U.S. GAAP financial statements include as charges-offs all unsecured retail loans, including credit cards, which are overdue for more than six months. Leases are charged off when past due for more than twelve months. For collateral dependent loans, we charge off the excess of the book value of the subject loan over the amount received or to be received from the sale of the underlying collateral when the collateral is sold as part of a foreclosure proceeding and its sale price becomes known through court publication as part of such proceeding.

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

Our investments in securities are subject to a number of regulatory guidelines, including limitations prescribed under the Financial Holding Companies Act and the Banking Act. Generally, a financial holding company is prohibited from acquiring more than 5% of the total issued and outstanding shares of another company (other than its direct and indirect subsidiaries). Furthermore, under these regulations, Shinhan Bank must limit its investments in shares and securities with a maturity in excess of three years (other than monetary stabilization bonds issued by the Bank of Korea and national government bonds) to 60.0% of its total Tier I and Tier II capital. Generally, Shinhan Bank is also prohibited from acquiring more than 15.0% of the shares with voting rights issued by any other corporation (other than for the purpose of establishing or acquiring a subsidiary). Further information on the regulatory environment governing our investment activities is set out in “— Supervision and Regulation — Principal Regulations Applicable to Banks — Restrictions on Investments in Property,” “— Principal Regulations Applicable to Banks — Restrictions on Shareholdings in Other Companies,” “— Principal Regulations Applicable to Financial Holding Companies — Liquidity” and “— Principal Regulations Applicable to Financial Holding Companies — Restrictions on Shareholdings in Other Companies.”

Book Value and Market Value

The following table sets out the book value and market value of securities in our investment portfolio as of the dates indicated.

	As of				As of				As of
	December 31, 2007				December 31, 2008				December 31, 2009
	Book		Market		Book		Market		Book		Market
	Value		Value		Value		Value		Value		Value
	(In billions of Won)

Available-for-sale securities
Marketable equity securities	~~W~~	3,101	~~W~~	3,101	~~W~~	2,170	~~W~~	2,170	~~W~~	2,964	~~W~~	2,964
Debt securities:
Korean treasury and governmental agencies		4,206		4,206		6,254		6,254		8,722		8,722
Debt securities by financial institutions		10,051		10,051		15,550		15,550		11,164		11,164
Corporate debt securities		2,145		2,145		1,918		1,918		2,308		2,308
Debt securities issued by foreign government		48		48		123		123		170		170
Mortgage-backed and asset-backed securities		3,075		3,075		3,001		3,001		2,284		2,284

Total — Available-for-sale		22,626		22,626		29,016		29,016		27,612		27,612

Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies		3,071		3,036		4,009		4,126		8,139		8,148
Debt securities by financial institutions		4,858		4,812		4,279		4,331		4,093		4,117
Corporate debt securities		110		105		245		247		363		372
Debt securities issued by foreign government		1		1		9		9		36		36
Mortgage-backed and asset-backed securities		184		212		154		160		163		167

Total — Held-to-maturity		8,224		8,166		8,696		8,873		12,794		12,840

Trading Securities
Marketable equity securities		655		655		705		705		747		747
Debt securities:
Korean treasury and governmental agencies		406		406		528		528		1,524		1,524
Financial institutions		3,033		3,033		3,279		3,279		2,104		2,104
Corporations		2,130		2,130		1,264		1,264		1,177		1,177
Mortgage-backed and asset-backed securities		1,966		1,966		889		889		873		873
Other trading assets(1)		30		30		59		59		256		256

Total — Trading		8,220		8,220		6,724		6,724		6,681		6,681

Total securities	~~W~~	39,070	~~W~~	39,012	~~W~~	44,436	~~W~~	44,613	~~W~~	47,087	~~W~~	47,133

Note:

(1)	Consists of commodity-indexed deposits.

Maturity Analysis

The following table categorizes our securities by maturity and weighted average yield as of December 31, 2009.

	As of December 31, 2009
				Over 1 but Within			Over 5 but Within
	1 Year or Less			5 Yrs			10 Yrs			Over 10 Yrs			Total
			Weighted			Weighted			Weighted			Weighted			Weighted
	Carrying		Average	Carrying		Average	Carrying		Average	Carrying		Average	Carrying		Average
	Amount		Yield(1)	Amount		Yield(1)	Amount		Yield(1)	Amount		Yield(1)	Amount		Yield(1)
	(In billions of Won, except percentages)

Available-for-sale securities:
Korean Treasury securities and government agencies	~~W~~	1,066	4.62%	~~W~~	6,421	4.73%	~~W~~	1,224	4.45%	~~W~~	11	5.31%	~~W~~	8,722	4.68%
Debt securities issued by financial institutions		6,549	2.64		3,485	2.10		923	3.42		207	4.37		11,164	2.57
Corporate debt securities		642	4.77		1,486	3.28		180	4.47		—	—		2,308	3.78
Debt securities issued by foreign governments		58	0.71		66	4.79		37	4.30		9	4.85		170	3.30
Mortgage Backed Securities and Asset Backed Securities		937	0.28		1,327	0.22		20	3.08		—	—		2,284	0.27

Total		9,252	2.76%		12,785	3.38%		2,384	4.06%		227	4.44%		24,648	3.22%

Held-to-maturity securities:
Korean Treasury securities and government agencies		694	4.55%		5,279	4.90%		1,871	4.67%		295	5.56%		8,139	4.84%
Debt securities issued by financial institutions		1,825	3.54		1,777	3.72		311	5.11		180	4.47		4,093	3.78
Corporate debt securities		15	4.02		267	3.76		71	4.76		10	5.72		363	4.02
Debt securities issued by foreign governments		10	2.18		25	0.50		1	0.03		—	—		36	0.93
Mortgage Backed Securities and Asset Backed Securities		10	5.59		143	1.21		—	—		10	5.23		163	1.73

Total		2,554	3.82%		7,491	4.50%		2,254	4.73%		495	5.16%		12,794	4.43%

Trading securities:
Korean Treasury securities and government agencies		727	3.24%		752	4.60%		44	5.18%		1	5.56%		1,524	3.97%
Debt securities issued by financial institutions		1,481	3.35		624	4.10		—	—		—	—		2,104	3.54
Corporate debt securities		1,009	3.24		167	5.22		—	—		1	5.00		1,177	3.52
Mortgage Backed Securities and Asset Backed Securities		825	3.73		48	6.77		—	—		—	—		873	3.90

Total		4,042	3.38%		1,591	4.53%		44	5.18%		2	5.36%		5,678	3.71%

Total	~~W~~	15,848		~~W~~	21,867		~~W~~	4,682		~~W~~	724		~~W~~	43,120

Note:

(1)	The weighted-average yield for the portfolio represents the yield to maturity for each individual security, weighted using its amortized cost.

Concentrations of Risk

As of December 31, 2009, we held the following securities of individual issuers where the aggregate book value of those securities exceeded 10% of our stockholders’ equity, which was ~~W~~20,233 billion as of such date.

	As of December 31, 2009
	Book Value		Market Value
	(In billions of Won)

Name of issuer:
Ministry of Strategy and Finance	~~W~~	11,633	~~W~~	11,621
The Bank of Korea		5,498		5,511
Korea Development Bank		2,771		2,767
Korea Deposit Insurance Corporation		2,582		2,592

Total	~~W~~	22,484	~~W~~	22,491

All of the above entities are controlled and owned by the Korean government.

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

The following table sets forth our credit-related commitments and guarantees as of the dates indicated.

	As of December 31,
	2007		2008		2009
	(In billions of Won)

Commitments to extend credit:
Corporate	~~W~~	65,611	~~W~~	49,873	~~W~~	49,590
Credit cards(1)		46,079		52,577		64,904
Consumer		6,968		8,350		8,795
Commercial letters of credit(2)		3,518		3,006		3,319
Standby letters of credit, other financial and performance guarantees and liquidity facilities to special purpose entities		12,573		14,859		13,392

Total	~~W~~	134,749	~~W~~	128,665	~~W~~	140,000

Notes:

(1)	Credit card commitments relate to unused portion of credit card limits that may be cancelled by us, after notice to the customer, if we determine that the customer’s repayment ability is significantly impaired. Prior to January 2008, we were able to change credit card limits of all customers whose account is inactive for more than 12 months without their approval. However, following a change in the Korea Fair Trade Commission’s policy related to credit card limits effective January 2008, we now require the customer’s agreement before changing the credit card limits for customers whose repayment ability is not significantly impaired.

(2)	These are generally short-term and collateralized by the underlying shipments of goods to which they relate.

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

We also have guarantees that are recorded on the balance sheet at their fair value at inception which are amortized over the life of the guarantees. Such guarantees generally include standby letters of credit, other financial and performance guarantees and liquidity facilities to special purpose entities.

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

The following shows, as of December 31, 2009, the gross notional or contractual amounts of derivatives held or issued for (i) trading (ii) nontrading that qualify for hedge accounting and (iii) nontrading that do not qualify for hedge accounting.

	As of December 31, 2009
	Underlying				Estimated
	Notional		Estimated		Fair Value
	Amount(1)		Fair Value Assets		Liabilities
	(In billions of Won)

Trading:
Foreign exchange contracts:
Forward contracts	~~W~~	59,473	~~W~~	1,706	~~W~~	714
Options purchased		3,378		316		7
Options written		713		4		68

Sub-total		63,564		2,026		789

Interest rate contracts:
Swaps		129,613		625		937
Futures and forward contracts		43		—		—
Options purchased		5,371		54		—
Options written		5,975		—		52

Sub-total		141,002		679		989

Cross currency swaps		23,143		1,285		1,991

	As of December 31, 2009
	Underlying				Estimated
	Notional		Estimated		Fair Value
	Amount(1)		Fair Value Assets		Liabilities
	(In billions of Won)

Equity contracts:
Swaps		1,737		120		149
Futures and forward contracts		48		—		—
Option purchased		2,742		161		5
Option written		2,632		6		131

Sub-total		7,159		287		285

Other derivatives:
Commodity swaps		23		—		1
Options purchased		57		2		—
Options written		24		—		1

Sub-total		104		2		2

Credit derivatives:
Protection sell		175		3		23

Total	~~W~~	235,147	~~W~~	4,282	~~W~~	4,079

Nontrading:
Hedge accounting:
Interest rate swaps		90		2		—

Sub-total		90		2		—

Nontrading that do not qualify for hedge accounting(2):
Interest rate swaps		10,453		219		146
Forward contracts		24		—		5
Cross currency swaps		914		115		16

Sub-total		11,391		334		167

Total	~~W~~	11,481	~~W~~	336	~~W~~	167

Notes:

(1)	Notional amounts in foreign currencies were converted into Won at prevailing exchange rates as of December 31, 2009.

(2)	While we engage in derivatives trading activities to hedge the interest rate risk and foreign exchange risk exposure that arise from our own assets and liabilities, as these nontrading derivative contracts do not qualify for hedge accounting under U.S. GAAP, they are accounted for as trading derivatives in the financial statements. These contracts include interest rate swaps, forward contracts and cross-currency swaps held for nontrading that do not qualify for hedge accounting treatment.

Funding

We obtain funding from a variety of sources, both domestic and foreign. Our principal source of funding is customer deposits obtained from our banking operations, and we from time to time issue equity and debt securities, including preferred shares to fund large-scale acquisitions such as Chohung Bank and LG Card and a recent rights offering in anticipation of greater liquidity and capital requirements during the recent global financial crisis. In addition, our subsidiaries acquire funding through call money, borrowings from the Bank of Korea, other short-term borrowings, corporate debentures, other long-term debt and asset-backed securitizations. For further details relating to funding by us and our subsidiaries, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

Deposits

Although the majority of our bank deposits are short-term, the majority of our depositors have historically rolled over their deposits at maturity, providing our banking operation with a stable source of funding.

The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated.

	2007			2008			2009
	Average		Average Rate	Average		Average Rate	Average		Average Rate
	Balance(1)		Paid	Balance(1)		Paid	Balance(1)		Paid
	(In billions of Won, except percentages)

Interest-bearing deposits:
Interest-bearing demand deposits	~~W~~	8,455	0.41%	~~W~~	5,786	0.78%	~~W~~	7,399	0.45%
Savings deposits		30,583	2.05		30,877	2.32		36,876	1.22
Certificates of deposit		15,475	5.22		16,152	5.94		11,802	5.48
Other time deposits		44,397	4.55		60,437	4.94		77,961	3.91
Mutual installment deposits(2)		567	3.88		291	3.78		189	3.70

Total interest-bearing deposits(3)	~~W~~	99,477	3.53%	~~W~~	113,543	4.15%	~~W~~	134,227	3.12%

Notes:

(1)	Average balances are based on daily balances for Shinhan Bank and Jeju Bank and quarterly balances for other subsidiaries.

(2)	Shinhan Bank offers mutual installment deposits which are interest-bearing deposits made periodically for a contracted term. The mutual installment deposit account enables customers to become eligible for loans which would be secured by the deposits already made. Prior to qualifying for a loan, a customer must make required periodic deposits to the mutual installment account for a contracted term of less than five years. A customer is not obliged to make the periodic deposits for the full term of the contract to obtain a loan from Shinhan Bank, but loan amounts and terms are not as favorable in the event a loan request is made prior to completion of the deposit contract term.

(3)	Under U.S. GAAP, interest-bearing assets do not include cover bills sold or bonds sold under repurchase agreements, which are offered to our customers as deposit products. These are reflected as short-term borrowings and secured borrowings, respectively.

For a breakdown of deposit products, see “— Our Principal Activities — Deposit-taking Activities,” except that cover bills sold are reflected on short-term borrowings and securities sold under repurchase agreements are reflected as secured borrowings.

Certificates of Deposit and Other Time Deposits

The following table presents the balance and remaining maturities of our other time deposits, certificates of deposit and mutual installment deposits which had a fixed maturity in excess of ~~W~~100 million or more as of December 31, 2009.

	As of December 31, 2009
					Mutual
	Certificates		Other Time		Installment
	of Deposit		Deposits		Deposits		Total
	(In billions of Won)

Maturing within three months	~~W~~	2,734	~~W~~	15,152	~~W~~	27	~~W~~	17,913
After three but within six months		1,584		7,770		6		9,360
After six but within 12 months		2,504		38,937		3		41,444
After 12 months		947		4,721		3		5,671

Total	~~W~~	7,769	~~W~~	66,580	~~W~~	39	~~W~~	74,388

A majority of our certificates of deposit accounts and other time deposits issued by our foreign offices is in the amount of US$100,000 or more.

Short-term Borrowings

The following table presents information regarding our short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated.

	2007								2008								2009
					Highest		Weighted						Highest		Weighted						Highest		Weighted
			Average		Balances at		Average				Average		Balances at		Average				Average		Balances at		Average
	Balance		Balance		Any Month-		Interest	Year-End	Balance		Balance		Any Month-		Interest	Year-End	Balance		Balance		Any Month-		Interest	Year-End
	Outstanding		Outstanding(1)		End		Rate(2)	Interest Rate	Outstanding		Outstanding(1)		End		Rate(2)	Interest Rate	Outstanding		Outstanding(1)		End		Rate(2)	Interest Rate
											(In billions of Won, except for percentages)

Borrowings from
Bank of Korea(3)	~~W~~	883	~~W~~	881	~~W~~	1,169	2.97%	0.10-3.25%	~~W~~	1,259	~~W~~	964	~~W~~	1,285	2.54%	0.10-2.75%	~~W~~	1,434	~~W~~	1,369	~~W~~	1,490	1.11%	1.25-3.50%
Call money		1,673		3,173		4,615	5.49%	0.75-10.25		4,878		2,875		4,878	5.41	0.40-6.93		2,398		3,087		5,943	2.42	1.35-10.50
Other borrowings(4)		13,245		12,756		13,245	3.93%	0.98-7.83%		17,088		17,874		19,839	4.12	1.08-8.10%		5,883		12,723		18,262	3.85	0.77-6.25%

	~~W~~	15,801	~~W~~	16,810	~~W~~	19,029	4.17%		~~W~~	23,225	~~W~~	21,713	~~W~~	26,002	4.22%		~~W~~	9,715	~~W~~	17,179	~~W~~	25,695	3.38%

Notes:

(1)	Average outstanding balances are calculated using daily balances for Shinhan Bank and Jeju Bank and quarterly balances for other subsidiaries.

(2)	Weighted-average interest rates during this year are calculated by dividing the total interest expenses by the average amount borrowed.

(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.

(4)	Other short-term borrowings included borrowings from trust accounts, bills sold, borrowings in domestic and foreign currencies and short-term debentures.

Our short-term borrowings have maturities of less than one year which are generally unsecured with the exception of borrowings from the Bank of Korea.

Risk Management

Overview

As a financial services provider, we are exposed to various risks relating to our lending, credit card, insurance, securities investment, trading and leasing businesses, our deposit taking and borrowing activities and our operating environment. The principal risks to which we are exposed are credit risk, market risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at our holding company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

We believe that our risk management system has been instrumental to building our reputation as a well-managed and prudent financial service provider and withstanding various external shocks. In particular, during the recent global financial crisis, we believe our risk management has provided effective early warning signals which helped us to proactively reconfigure our asset portfolio and substantially reduce our exposure to troubled debtors and thereby avoid what could have been a substantially greater credit loss during such crisis.

In particular, our groupwide risk management is guided by the following core principles:

•	identifying and managing all inherent risks;

•	standardizing risk management process and methodology;

•	ensuring supervision and control of risk management independent of business activities;

•	continuously assessing risk preference;

•	preventing risk concentration;

•	operating a precise and comprehensive risk management system including statistical models; and

•	balancing profitability and risk management through risk-adjusted profit management.

The primary risk management tools we have adopted at a groupwide level to implement the foregoing principles are as follows:

•	an embedded culture of risk management — As a basic matter, we emphasize that all of our employees embrace, adhere and are guided in their daily operations by a culture of strict risk management and the core groupwide risk management principles.

•	detailed risk tolerance prescriptions — Risk tolerance, defined as the allowable level of risk, is prescribed for each subsidiary and for each business segment based on a groupwide analysis of possible losses. Each of our subsidiaries is required to manage its operations within the bounds of the specified risk tolerance and not incur a concentration risk though detailed and specific risk limit control systems.

•	integrated groupwide risk monitoring system — We have adopted a groupwide comprehensive risk monitoring system that collects extensive risk-related information from both external and internal sources and assesses related risks based on such information. Our risk monitoring system emphasize early warning signals and preemptive measures.

•	development of a groupwide risk experts network — In order to enhance our overall risk management capabilities, we have a designated team of risk experts, each of whom have experience and knowledge in risk management, in charge of our groupwide risk education and build out of groupwide risk management competence.

Organization

Our risk management system is organized along the following hierarchy: from the top and at the holding company level,, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary. Further details follow.

At the holding company level:

•	Group Risk Management Committee — The Group Risk Management Committee consists of three outside directors of our holding company. The Group Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed. Specifically, the Group Risk Management Committee does the following: (i) establish the overall risk management policies consistent with management strategies, (ii) set risk limits for the entire group and each of our subsidiaries, (iii) approve appropriate investment limits or allowed loss limits, (iv) enact and amends risk management regulations, and (v) decide other risk management-related issues the board of directors or the Group Risk Management Committee sees fit to discuss. The results of the Group Risk Management Committee meetings are reported to the board of directors of our holding company. The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

•	Group Risk Management Council— Comprised of the holding company’s chief risk officer, risk management team head, and risk officers of each of our subsidiaries, the Group Risk Management Council provides a forum for risk management executives from each subsidiary to discuss our groupwide risk management guidelines and strategy in order to maintain consistency in the groupwide risk policies and strategies. Specifically, the Group Risk Management Council deliberates on the following: (i) changes in risk management policies and strategies for each subsidiary, (ii) matters warranting discussion of risk management at the group level and cooperation among the subsidiaries, (iii) the effect of external factors on the groupwide risk, (iv) determination of the risk appetite for our group as a whole and each of our subsidiaries, (v) risk limits of our group as a whole and each of our subsidiaries, (vi) operation of risk measuring systems for our group as a whole and each of our subsidiaries, (vii) matters requiring joint deliberation in relation to groupwide risk management and (viii) matters related to providing funds to our subsidiaries. The Group Risk Management Council has a sub-council consisting of working-level risk management officers, to discuss the above-related matters in advance.

•	Group Chief Risk Officer — The Group Chief Risk Officer aids the Group Risk Management Committee by implementing the risk policies and strategies as well as ensuring consistency of risk management systems among our subsidiaries. Furthermore, the Group Chief Risk Officer evaluates the risk officers of each subsidiary in addition to monitoring the risk management practices of each subsidiary.

•	Group Risk Management Team — This team provides support and assistance to the Group Chief Risk Officer in carrying out his responsibilities.

At the subsidiary level:

•	Risk Management Committee — In order to maintain the groupwide risk at an appropriate level, we have established a hierarchical risk limit system, where the Group Risk Management Committee establishes risk limits for us and our subsidiaries, and each of our subsidiaries establishes and manages risk limits in more detail by type of risk and type of product for each department and division within such subsidiary. In accordance with the group risk management policies and strategies, the risk management committee at the subsidiary level establishes its own risk management policies and strategies in more detail and the respective risk management department implements those policies and strategies.

•	Risk Management Team — The risk management team, operating independently from the business units of each of our subsidiaries, monitors, assesses, manages and controls the overall risk of its operations and reports all major risk-related issues to the Group Risk Management Team at the holding company level, which then reports to the Group Chief Risk Officer.

The following is a flowchart of our risk management system at the holding company level and the subsidiary level.

Credit Risk Management

Credit risk, which is the risk of loss from default by an obligor or counter-party, is our greatest risk. A substantial majority of our credit risk relates to the operations of Shinhan Bank and Shinhan Card.

Credit Risk Management of Shinhan Bank

Shinhan Bank’s credit risk management is guided by the following principles:

•	achieve profit level corresponding to the level of risks involved;

•	improve asset quality and achieve optimal industrial and rating loan portfolios;

•	focus on the small- and medium-sized enterprises and markets;

•	avoid excessive loan concentration to a particular borrower or sector;

•	focus on the borrower’s ability to repay the debt; and

•	provide financial support to advance the growth of select customers.

Major policies for Shinhan Bank’s credit risk management are determined by the Credit Policy Committee of Shinhan Bank, the executive decision-making body for management of credit risk. The Credit Policy Committee is led by the Deputy President and head of the Risk Management Group. The Credit Policy Committee further consists of chief officers from eight business groups. Apart from the Credit Policy Committee, Shinhan Bank has a Credit Review Committee in place to perform credit review evaluation, thereby separating the credit policy decision-makings and loan approvals. Both committees make decisions by two-thirds or more votes of the attending members, based on a two-third quorum requirement.

Shinhan Bank complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations. Its credit risk management procedures include:

•	credit evaluation and approval;

•	credit review and monitoring; and

•	credit risk assessment and control.

Credit Evaluation and Approval

All loan applicants and guarantors are subject to credit review evaluation before approval of any loans. Credit evaluation of loan applicants are carried out separately by Credit Officer and Senior Credit Officer and (senior) credit officer committees consisting of loan evaluation specialists from different subject areas. Loan evaluation is carried out by a group rather than at an individual level through an objective and deliberative process. Shinhan Bank uses a credit scoring system for retail loans and a credit-risk rating system for corporate loans.

Retail loans

Loan applications for retail loans are reviewed in accordance with Shinhan Bank’s credit scoring system and the objective statistics models for secured and unsecured loans maintained and operated by Shinhan Bank’s Retail Banking Division. Shinhan Bank’s credit scoring system is an automated credit approval systems used to evaluate loan applications and determine the appropriate pricing for the loan, and takes into account factors such as a borrower’s personal information, transaction history with Shinhan Bank and other financial institutions and other relevant credit information. The applicant is assigned a score, based upon which the decision is made as to whether to approve the loan application and determine its amount. The applicant’s score also determines whether the applicant is approved for credit, conditionally approved, subject to further assessment, or denied. If the applicant becomes subject to further assessment, the appropriate discretionary body, either at the branch level or at the headquarters level, makes a reassessment based on qualitative as well as quantitative factors, such as credit history, occupation and past relationship with Shinhan Bank.

For mortgage loans and loans secured by real estate, Shinhan Bank evaluates the value of the real estate offered as collateral using a proprietary database, which contains information about real estate values throughout Korea. In addition, Shinhan Bank uses up-to-date information provided by third parties regarding the real estate values in Korea. While Shinhan Bank uses internal staff from the processing centers to appraise the value of the real estate collateral, Shinhan Bank also hires certified appraisers to review the appraisal value of real estate collateral that have an appraisal value exceeding ~~W~~5 billion, as initially determined by the processing centers. Shinhan Bank also performs internal revaluations, on a summary basis, the appraisal value of collateral at least every year.

For loans secured by securities, deposits or other assets other than real estate, Shinhan Bank requires borrowers to observe specified collateral ratios in respect of secured obligations.

Corporate loans

Shinhan Bank rates all of its corporate borrowers using internally developed credit evaluation systems. These systems consider a variety of criteria in order to standardize credit decisions and focuses on the quality of borrowers rather than the size of loans. The relevant criteria include quantitative factors related to the borrower’s financial and other data, and qualitative factors such as the judgment of Shinhan Bank’s credit officers. Shinhan Bank also considers financial variables and ratios based on customer’s financial statements, such as return on assets and cash flow to total debt ratios, as well as non-financial evaluation factors such as the industry in which the borrower operates, its competitive position in its industry, its operating and funding capabilities, the quality of its management and controlling stockholders (based in part on interviews with its officers and employees), technological capabilities and labor relations.

In addition, Shinhan Bank reviews reports prepared by external credit rating services, such as Korea Information Service, which are used to confirm the accuracy of Shinhan Bank’s internal credit reviews.

Shinhan Bank monitors and improves the effectiveness of the credit risk-rating systems using a database that it updates continually with actual default records.

Based on the scores calculated under the credit rating system, which takes into account the evaluation criteria described above and the probability of default, Shinhan Bank assigns the borrower one of 22 grades (from the highest of AAA to the lowest of D). Grades AA through B are further broken down into “+,” “0” or “−.” Grades AAA through B- are classified as normal, grade CCC precautionary, and grades CC through D non-performing. The credit risk-rating model is further differentiated by the size of the corporate borrower and the type of credit facilities.

Loan approval process

Loans are generally approved after a joint evaluation and approval by the relationship manager at the branch level. The approval limit for retails loan is made based on automated credit scoring system by Shinhan Bank. In the case of large corporate loans, approval limits are also reviewed and approved by a Credit Officer at the headquarters level. Depending on the size and the importance of the loan, the approval process is further reviewed by the Credit Officer Committee or the Senior Credit Officer Committee. If the loan is considered significant or the amount exceeds the discretion limit of the Senior Credit Officer Committee, further evaluation is made by the Credit Review Committee, which is Shinhan Bank’s highest decision-making body in relation to credit approval. The Credit Review Committee’s evaluation and approval of loan limits vary depending on the credit ratings of the borrowers. For example, for borrowers with B — ratings, the Credit Review Committee evaluates and approves credits in excess of ~~W~~10 billion for unsecured lending and ~~W~~15 billion for secured lending, whereas for borrowers with AAA ratings, the Credit Review Committee evaluates credits exceeding ~~W~~30 billion for unsecured lending and ~~W~~80 billion for secured lending. Meetings to approve these large credits are held twice a week. The Credit Review Committee makes decisions by a vote of two-thirds or more of the attending members, which must constitute at least two-thirds of the committee members to satisfy the quorum.

The chart below summarizes the credit approval process of our banking operation. The Senior Credit Officer and the Head of Business Division do not make individual decisions on loan approval, but are part of the decision-making process at the group level.

The reviewer at each level of the review process may in its discretion approve loans up to a maximum amount per loan assigned to such level. The discretionary loan approval limit for each level of the loan approval process takes into account the total amount of loans extended to the borrower, the credit level of the applicant based on credit review, the existence and value of collateral and the level of credit risk established by the credit rating system. The discretionary loan amount approval limit ranges from ~~W~~30 million (which is applicable to corporate loans to a borrower with a B- rating to be approved by the head of a banking branch) to ~~W~~80 billion (which is applicable to corporate loans to a borrower with a AAA rating to be approved by the Senior Credit Officer Committee). Any loans exceeding the maximum discretionary loan amount approval limit must be approved by the Credit Review Committee.

Credit Review and Monitoring

Shinhan Bank continually reviews and monitors existing credit risks primarily with respect to borrowers. In particular, Shinhan Bank’s automated early warning system conducts daily examination for borrowers using over 163 financial and non-financial factors, and the relationship manager and the credit officer must conduct periodic loan review and report to independent loan review team which analyzes in detail the results and adjusts credit rating accordingly. Based on these reviews, Shinhan Bank adjusts a borrower’s credit rating, credit limit, applied interest rates and credit policies. In addition, the group credit rating of the borrower’s group, if applicable, may be adjusted following a periodic review of the main debtor groups, mostly comprised of chaebols, as identified by the Governor of the Financial Supervisory Service based on their outstanding credit exposures, of which 43 were identified as such as of December 31, 2009. Shinhan Bank also continually reviews other factors, such as industry-specific conditions for the borrower’s business and its domestic and overseas asset base and operations, in order to ensure the appropriateness of the assigned ratings. The Credit Review Department provides credit review reports, independent of underwriting, to Chief Risk Officer on a monthly basis.

The early warning system performs automatic daily checks for borrowers to whom Shinhan Bank has more than ~~W~~2 billion of exposure. The relationship manager and the Credit Officer in the Credit Review Department monitor those borrowers, and then the Credit Review Department further reviews the results of the monitoring. In addition, Shinhan Bank carries out a planned review of each borrower in accordance with changing credit risk factors based on changing economic environment. The results of such planned review are continually reported to the Chief Risk Officer of Shinhan Bank.

Depending on the nature of the items detected by the early warning system, a borrower may be classified as a “deteriorating credit” and become subject to evaluation for a possible downgrade in rating, or may be initially classified as a “borrower showing early warning signs” or become reinstated to the “normal borrower” status. For borrowers classified as “showing early warning signs,” the relevant relationship manager gathers information and conducts a review of the borrower to determine whether it should be classified as a deteriorating credit or whether to impose management improvement warnings or implement joint creditors’ management. In the case where the borrower becomes non-performing, Shinhan Bank’s collection department directly manages such borrower’s account in order to maximize recovery rate, and conducts auctions, court proceedings, sale of assets or corporate restructuring as needed.

Credit Risk Assessment and Control

In order to assess credit risk in a systematic manner, Shinhan Bank has developed and upgraded systems designed to quantify credit risk based on selection and monitoring of various statistics, including delinquency rate, non-performing loan ratio, expected loan loss and weighted average risk rating.

Shinhan Bank controls loan concentration by monitoring and managing loans at two levels: portfolio level and individual loan account level. In order to prevent undue concentration of loans, Shinhan Bank has a credit limit per country, industry, affiliates, corporation and financial institution, and encourages extension of credit to customers with good credit and reduction of credit to customers with less than good credit. In addition, Shinhan Bank utilizes the results of credit portfolio analysis in allocating asset quality based on forward looking criteria, increasing discretion and adjusting loan to value ratio.

Shinhan Bank measures credit risk using internally accumulated data. Shinhan Bank measures expected and unexpected losses with respect to total assets monthly, which Shinhan Bank refers to when setting risk limits for, and allocate capital to, its business groups. Expected loss is calculated based on the probability of default, the loss given default, the exposure at default and the past bankruptcy rate and recovery rate, and Shinhan Bank provides allowance for loan losses under Korean GAAP accordingly. Shinhan Bank makes provisioning at a level which is the higher of the Financial Supervisory Service requirement or Shinhan Bank’s internal calculation. Unexpected loss is predicted based on value at risk (“VaR”), which is used to determine compliance with the aggregate credit risk limit for Shinhan Bank as well as the credit risk limit for the relevant department within Shinhan Bank. We use the “Monte Carlo” simulation method to compute the VaR, compared to the “historical” simulation method used previously, as the “Monte Carlo” method provides a more systematic method for reflecting concentration risks and correlation effects.

Credit Risk Management of Shinhan Card

Major policies for Shinhan Card’s credit risk management are determined by Shinhan Card’s Risk Management Council, and Shinhan Card’s Risk Management Committee is responsible for approving them. Shinhan Card’s Risk Management Council is comprised of the heads of Shinhan Card’s 14 business units. Shinhan Card’s Risk Management Council convenes at least once every month and may also convene on an ad hoc basis as needed. Shinhan Card’s Risk Management Committee is comprised of three Non-Standing Directors. Shinhan Card’s Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed.

The risk of loss from default by an obligor or counter-party is Shinhan Card’s greatest risk. Shinhan Card manages credit risk based on the following principles:

•	achieve profit at a level corresponding to the level of risks involved;

•	improve asset quality and achieve optimal asset portfolios; and

•	focus on borrower’s ability to repay the debt.

Credit Card Approval Process

Shinhan Card uses an automated credit scoring system to approve credit card applications or credit card authorizations. The credit scoring system is divided into two sub-systems: the application scoring system and the behavior scoring system. The behavior scoring system is based largely on the credit history, and the application scoring system is based largely on personal information of the applicant. The credit scoring system automatically conducts credit checks on all credit card applicants. Shinhan Card gathers information about applicants’ transaction history with financial institutions, including banks and credit card companies, from a number of third party credit reporting agencies including, among others, National Information & Credit Evaluation Inc., Korea Information Service and Korea Credit Bureau. These credit checks reveal a list of the delinquent customers of all the credit card issuers in Korea.

If a credit score awarded to an applicant is above a minimum threshold, then the application is approved unless overridden based on other considerations such as delinquencies with other credit card companies. For credit card applications by a long-standing customer with good credit history, Shinhan Card has discretion to waive the assigned credit score unless overridden by other considerations.

Monitoring

Shinhan Card continually monitors all accountholders and accounts using a behavior scoring system. The behavior scoring system predicts a cardholder’s payment pattern by evaluating the cardholder’s credit history, card usage and amounts, payment status and other relevant data. The behavior score is recalculated each month and is used to manage the accounts and approval of additional loans and other products to the cardholder. Shinhan Card also uses the scoring system to monitor its overall risk exposure and to modify its credit risk management strategy.

Loan Application Review and On-going Credit Review

When reviewing new applications and conducting an on-going credit review for retail loans, installment purchase loans and personal leases, Shinhan Card uses substantially similar criteria used in the credit underwriting system and credit review system for credit card customers. For retail loans, installment purchase loans and personal leases to existing cardholders, Shinhan Card reviews their card usage history in addition to other factors such as their income, occupation and assets.

Fraud Loss Prevention

Shinhan Card seeks to minimize losses from the fraudulent use of credit cards issued by it. Shinhan Card focuses on preventing fraudulent uses and, following the occurrence of a fraudulent use, makes investigations in order to make the responsible party bear the losses. Misuses of lost credit cards account for a substantial majority of Shinhan Card’s fraud losses. Through its fraud loss prevention system, Shinhan Card seeks to detect, on a real-time basis, transactions that are unusual or inconsistent with prior usage history and calls are made to the relevant cardholders to confirm their purchases. A team at Shinhan Card dedicated to investigating fraud losses also examines whether the cardholder was at fault by, for example, not reporting a lost card or failing to endorse the card, or whether the relevant merchant was negligent in checking the identity of the user. Fault may also lie with delivery companies that fail to deliver credit cards to the relevant applicant. In such instances, Shinhan Card attempts to recover fraud losses from the responsible party. To prevent misuse of a card as well as to manage credit risk, Shinhan Card’s information technology system will automatically suspend the use of a card:

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

Credit Risk Management of Shinhan Investment

In accordance with the guidelines of the Financial Supervisory Service, Shinhan Investment assesses its credit risks (including through VaR analyses) and allocates the maximum limit for the credit amount at risk by department. Shinhan Investment also assesses the counterparty risks in all credit-related transactions, such as loans, acquisitions financing and derivative transactions and takes corresponding risk management measures. In assessing the credit risk of a corporate counterparty, Shinhan Investment considers such counterparty’s corporate credit rating obtained from Shinhan Bank’s internal corporate rating database. Through its risk management system, Shinhan Investment also closely monitors credit risk exposures by counterparty, industry, conglomerates, credit ratings and country. Shinhan Investment conducts credit risk stress tests on a daily basis based on hypothetical extreme market scenarios and also conducts more advanced stress tests from time to time, the results of which are then reported to its management as well as Shinhan Financial Group’s credit risk officer to support groupwide credit risk management.

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

Our market risks arise primarily from Shinhan Bank, and to a lesser extent, Shinhan Investment, our securities trading and brokerage subsidiary, which incurs market risk relating to its trading activities. For Shinhan Bank’s market risk management, Shinhan Bank’s Risk Management Committee establishes overall market risk management principles for both the trading and nontrading activities of Shinhan Bank. Based on these principles, Shinhan Bank’s Asset & Liability Management Committee, or the ALM Committee, assesses and controls market risks arising from trading and non-trading activities. The ALM Committee, which consists of 10 executive vice presidents and the head of the Treasury Department of Shinhan Bank, is the executive decision-making body for Shinhan Bank’s risk management and asset and liability management operations. At least on a monthly basis, the ALM Committee reviews and approves reports, which include the position and VaR with respect to Shinhan Bank’s trading activities and the position, VaR, duration gap and market value analysis and net interest income simulation with respect to its non-trading activities. Shinhan Bank measures market risk with respect to all assets and liabilities in the bank accounts and trust accounts in accordance with the regulations promulgated by the Financial Services Commission.

Shinhan Investment manages its market risk based on its overall risk limit established by its risk management committee as well as the risk limits and detailed risk management guidelines for each product and department established by its management’s committee. Shinhan Investment assesses the adequacy of these limits at least annually. In addition, Shinhan Investment assesses the market risks of its trading assets. The assessment procedure is based on the standard procedures set by the Financial Supervisory Services as well as an internally developed model. Shinhan Investment assesses the risk amount and VaR, and manages the risk by setting a risk limit per sector as well as a VaR limit.

Shinhan Life Insurance manages its market risk based on its overall risk limit established by its risk management committee. Shinhan Life Insurance manages market risk in regard to assets that are subject to trading activities and foreign exchange positions.

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

Shinhan Investment’s trading activities principally consist of trading for customers and for proprietary accounts equity and debt securities and derivatives based on stocks, stock indexes, interest rates, foreign exchange and commodity.

As a result of these trading activities, Shinhan Bank is exposed principally to interest rate risk, foreign exchange risk and equity risk, and Shinhan Investment is exposed principally to equity risk and interest rate risk.

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

Shinhan Investment’s interest rate risk arises primarily from management of its interest rate-sensitive asset portfolio, which mainly consists of debt securities, interest rate swaps and government bond futures, and the level of such risk exposure depends largely on the variance between the interest rate movement assumptions built into the asset portfolio and the actual interest rate movements and the spread between a derivative product and its underlying assets. Shinhan Investment quantifies and manages the interest rate-related exposure by daily conducting VaR and stress tests on a marked-to-market basis.

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

Shinhan Bank’s net foreign currency open position, which is the difference between its foreign currency assets and liabilities as offset against forward foreign exchange positions, is Shinhan Bank’s foreign exchange risk. The ALM Committee oversees Shinhan Bank’s foreign exchange exposure for both trading and non-trading activities by establishing limits for the net foreign currency open position, loss limits and VaR limits. The management of

Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars and Japanese yen are set in a conservative manner in order to minimize other foreign exchange trading.

The net open foreign currency positions held by our other subsidiaries are insignificant. In the case of Shinhan Capital which incurs a considerable amount of foreign exchange exposure from its leasing business, it maintains its net exposure below US$1 million by hedging its foreign exchange positions using forwards and currency swaps.

The following table shows Shinhan Bank’s net foreign currency open positions as of December 31, 2007, 2008 and 2009. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
Currency	2007		2008		2009
	(In millions of US$)

U.S. dollars	US$	20.4	US$	(41.6)	US$	(41.6)
Japanese yen		(21.0)		(43.7)		23.3
Euro		18.9		(10.8)		(2.7)
Others		66.1		59.3		34.0

Total	US$	84.4	US$	(36.8)	US$	13.1

Equity risk

Equity risk for Shinhan Bank’s trading activities results from trading equity portfolios of Korean companies and Korea Stock Price Index futures and options. The trading equity portfolio consists of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and nearest-month or second nearest-month futures contracts under strict limits on diversification as well as limits on positions. Shinhan Bank maintains strict scrutiny of these activities in light of the volatility in the Korean stock market. In addition, Shinhan Bank pays close attention to the loss limits. As of December 31, 2007, 2008 and 2009, Shinhan Bank held ~~W~~33.6 billion, ~~W~~13.4 billion and ~~W~~80.6 billion, respectively, of equity securities in its trading accounts (including the trust accounts).

Equity risk for Shinhan Investment’s trading activities also results from the trading of equity portfolio of Korean companies and Korea Stock Price Index futures and options. As of December 2007, 2008 and 2009, the total amount of equity securities at risk held by Shinhan Investment was ~~W~~48.6 billion, ~~W~~5.7 billion and ~~W~~29.9 billion, respectively.

Equity positions held by our other subsidiaries are insignificant.

Management of Market Risk from Trading Activities

The following tables present an overview of market risk, measured by VaR, from trading activities of Shinhan Bank and Shinhan Investment, respectively, for the year ended and as of December 31, 2009. For market risk management purposes, Shinhan Bank includes its trading portfolio in bank accounts and assets in trust accounts for which it guarantees principal or fixed return in accordance with the Financial Services Commission regulations.

	Trading Portfolio VaR for the Year 2009
							As of
	Average		Minimum		Maximum		December 31, 2009
	(In billions of Won)

Shinhan Bank:(1)
Interest rate	~~W~~	49.6	~~W~~	5.7	~~W~~	108.9	~~W~~	88.3
Foreign exchange(2)		30.2		2.5		89.0		5.5
Equities		12.0		5.3		49.2		5.3

Option volatility(3)		2.4		0.8		4.2		1.6
Less: portfolio diversification(4)		(35.7)		13.8		(134.5)		(12.6)

Total VaR(5)	~~W~~	58.4	~~W~~	28.0	~~W~~	116.7	~~W~~	88.2

Shinhan Investment: (1)(6)
Interest rate	~~W~~	16.83	~~W~~	4.70	~~W~~	47.55	~~W~~	7.11
Equities		4.45		0.60		18.47		2.41
Option volatility(3)		0.99		(1.44)		2.78		1.34
Less: portfolio diversification(4)		(5.94)		1.43		(27.36)		(4.67)

Total VaR	~~W~~	16.33	~~W~~	5.29	~~W~~	41.45	~~W~~	6.19

Notes:

(1)	Shinhan Bank and Shinhan Investment’s ten-day VaR is based on a 99% confidence level.

(2)	Includes both trading and non-trading accounts as Shinhan Bank manages foreign exchange risk on a total position basis.

(3)	Volatility implied from the option price using the Black-Scholes or a similar model.

(4)	Calculation of portfolio diversification effects may occur on different days for different risk components. Total VaRs are less than the simple sum of the risk component VaRs due to offsets resulting from portfolio diversification.

(5)	Includes trading portfolio in Shinhan Bank’s bank accounts and assets in trust accounts for which it guarantees principal or fixed return.

(6)	The average change in market value of the portfolio of Shinhan Investment was ~~W~~1.1 billion per day in 2009.

Shinhan Bank generally manages its market risk from trading activities of its portfolios on an aggregated basis, uses position limits, VaR limits, and stop loss limits. In addition, it establishes appropriate limits for investment securities. Shinhan Bank maintains risk control and management guidelines for derivative trading based on the regulations and guidelines promulgated by the Financial Services Commission, and measures market risk from trading activities to monitor and control the risk of its operating divisions and teams that perform trading activities.

Value-at-risk analysis.  Shinhan Bank uses ten-day and one-day VaRs to measure its market risk. Shinhan Bank calculates VaRs on a daily basis based on data for the previous 12 months for the holding periods of ten days. A ten-day VaR is a statistically estimated maximum amount of loss that can occur for ten days under normal market conditions. We use a 99.9% confidence level to measure the VaRs, which means the actual amount of loss may exceed the VaR, on average, once out of 100 business days. One-day VaR is used as VaR limit for each trading desk.

Shinhan Investment uses one-day VaRs to measure its market risk. Shinhan Investment calculates VaRs on a daily basis based on data for the previous 12 months for the holding periods of one day. We use a 99% confidence level to measure the VaRs for Shinhan Investment Shinhan Investment is currently using a variance-covariance methodology called “delta-gamma method” for its overall VaR calculation and uses historical simulation and “Monte Carlo” simulation for stress test and calculation of VaRs for individual risks of options. Variance-covariance method assumes a normal distribution of risks which may underestimate market risk when the distribution of market risk is not normal. This method also does not provide accurate analysis for risks of non-linear products such as options.

Value-at-risk is a commonly used market risk management technique. However, VaR models have the following shortcomings:

•	VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a reliable indicator of future events, particularly potential future events that are extreme in nature.

•	VaR may underestimate the probability of extreme market movements.

•	Shinhan Bank’s VaR models assume that a holding period of generally one to ten days is sufficient prior to liquidating the underlying positions, but the length of the holding period so assumed may actually be insufficient or excessive.

•	VaR does not capture all complex effects of various risk factors on the value of positions and portfolios and could underestimate potential losses.

Currently, Shinhan Bank and Shinhan Investment conduct back-testing of VaR results against actual outcomes on a daily basis.

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

Shinhan Bank uses relatively simple but fundamental seven scenarios for stress test taking into account four market risk components such as foreign exchange rates, stock prices and Won-denominated and foreign currency-denominated interest rates. For the worst case scenario, we assumed instantaneous and simultaneous movements in the four market risk components — depreciation of Won by 20%, decrease in Korea Exchange Composite Index by 30%, and increases in Won-denominated and U.S. dollar-denominated interest rates by 200 basis point and 200 basis point, respectively. In the case of this worst-case scenario, the change in market value of Shinhan Bank’s trading portfolio was a decline of ~~W~~50.9 billion as of December 31, 2009. Shinhan Bank performs stress test at least monthly and reports the results to the ALM Committee and the Risk Management Committee.

Shinhan Investment uses five scenarios for stress tests, taking into account two market risk components: stock prices (both in terms of stock market indices and ß-based individual stock prices) and interest rates for Won-denominated loans. As of December 31, 2009, for the worst case scenario, which was in the case of instantaneous and simultaneous drops in Korea Stock Price Index 200 by 10% and a 1% point increase in the three-year government bond yield, the change in market value of Shinhan Investment’s trading portfolio was ~~W~~19.3 billion for one day.

Shinhan Life Insurance conducts a stress test semi-annually based on a “bad” scenario and a “worst-case” scenario, and the results of the stress test include expected losses and impacts on capital adequacy. Shinhan Life Insurance takes preemptive measures on the basis of the results from its stress tests.

Shinhan Bank sets limits on stress testing for its overall operations. Although Shinhan Life Insurance does not set any limits on stress testing, it monitors the impact of market turmoil or any abnormality. Shinhan Investment sets limits on stress testing for its overall operations as well as at its department level. In the case of Shinhan Bank, Shinhan Investment and Shinhan Life Insurance, if the impact is large, their respective chief risk officer may request a portfolio restructuring or other proper action.

Hedging and Derivative Market Risk

The principal objective of our groupwide hedging strategy is to manage market risk within established limits. We use derivative instruments to hedge our market risk as well as to make profits by trading derivative products within pre-approved risk limits. Our derivative trading includes interest rate and cross-currency swaps, foreign currency forwards and futures, stock index and interest rate futures, and stock index and currency options.

While we use derivatives for hedging purposes, derivative transactions by nature involve market risk since we take trading positions for the purpose of making profits. These activities consist primarily of the following:

•	arbitrage transactions to make profits from short-term discrepancies between the spot and derivative markets or within the derivative markets;

•	sales of tailor-made derivative products that meet various needs of our corporate customers, principally of Shinhan Bank and Shinhan Investment, and related transactions to reduce its exposure resulting from those sales (in the case of Shinhan Investment, these activities commenced from February 2003 when it acquired the relevant license);

•	taking positions in limited cases when we expect short-swing profits based on its market forecasts; and

•	trading to hedge our interest rate and foreign currency risk exposure as described above.

In relation to our adoption of ASC 820-10 (formerly SFAS No. 157, “Fair Value Measurements”), we have implemented internal processes which include a number of key controls designed to ensure that fair value is measured appropriately, particularly where a fair value model is internally developed and used to price a significant product.

Shinhan Bank assesses the adequacy of the fair market value of a new product derived from its internal model prior to the launch of such product. The assessment process involves the following:

•	computation of an internal dealing system market value (based on assessment by the quantitative analysis team of the adequacy of the formula and the model used to compute the market value as derived from the dealing system);

•	computation of the market value as obtained from an outside credit evaluation company; and

•	following comparison of the market value derived from an internal dealing system to that obtained from outside credit evaluation companies, determination as to whether to use the internally developed market value based on inter-departmental agreement.

The dealing system market value, which is used officially by Shinhan Bank after undergoing the assessment process above, does not undergo a sampling process that confirms the value based on review of individual transactions, but is subject to an additional assessment procedure of comparing such value against the profits derived from the dealing systems based on the deal portfolio sensitivity.

Shinhan Investment follows an internal policy as set by its Fair Value Evaluation Committee for computing and assessing the adequacy of fair value of all of its over-the-counter derivative products. Shinhan Investment computes the fair value based on an internal model and internal risk management systems and assesses the adequacy of the fair value through cross-departmental checks as well as comparison against fair values obtained from outside credit evaluation companies.

See “Item 5.A. Operating Results — Critical Accounting Policies” and Notes 28 and 29 of the notes to our consolidated financial statements.

Market risk from derivatives is not significant since derivative trading activities of Shinhan Bank and Shinhan Investment are primarily driven by arbitrage and customer deals with very limited open trading positions. Market risk from derivatives is also not significant for Shinhan Life Insurance as its derivative trading activities are limited to those within pre-approved risk limits and are subject to heavy regulations imposed on the insurance industry. Market risk from derivatives is not significant for our other subsidiaries since the amount of such positions by our other subsidiaries is insignificant.

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

Interest Rate Gap Analysis

Interest rate gap analysis measures the difference in the amounts of interest-earning assets and interest-bearing liabilities at each maturity and re-pricing date by preparing interest rate gap tables in which Shinhan Bank’s interest-earning assets and interest-bearing liabilities are allocated to the applicable time categories based on the expected cash flows and re-pricing dates. On a daily basis, Shinhan Bank performs interest rate gap analysis for Won and foreign currency denominated assets and liabilities in its bank and trust accounts. Shinhan Bank’s gap analysis includes Won-denominated derivatives (which are interest rate swaps for the purpose of hedging) and foreign currency-denominated derivatives (which are currency swaps for the purpose of hedging) whose management is centralized at the FX & Derivatives Department. Through the interest rate gap analysis that measures interest rate sensitivity gaps, cumulative gaps and gap ratios, Shinhan Bank assesses its exposure to future interest risk fluctuations. For interest rate gap analysis, Shinhan Bank assumes and uses the following maturities for different assets and liabilities:

•	With respect to the maturities and re-pricing dates of Shinhan Bank’s assets, Shinhan Bank assumes that the maturity of Shinhan Bank’s prime rate-linked loans is the same as that of its fixed-rate loans. Shinhan Bank excludes equity securities from interest-earning assets.

•	With respect to the maturities and re-pricing of Shinhan Bank’s liabilities, Shinhan Bank assumes that money market deposit accounts and “non-core” demand deposits under the Financial Services Commission guidelines have a maturity of one month or less for Won-denominated accounts and three months or less for foreign currency-denominated accounts. With respect to “core” demand deposits under the Financial Services Commission guidelines, Shinhan Bank assumes that they have maturities of eight different intervals ranging from one month to five years.

The following tables show Shinhan Bank’s interest rate gaps as of December 31, 2009 for (1) Won-denominated non-trading bank accounts, including derivatives for the purpose of hedging and (2) foreign currency-denominated non-trading bank accounts, including derivatives for the purpose of hedging.

Won-denominated non-trading bank accounts(1)

	As of December 31, 2009
	0-3		3-6		6-12		1-2		2-3		Over 3
	Months		Months		Months		Years		Years		Years		Total
	(In billions of Won, except percentages)

Interest-earning assets	~~W~~	108,386	~~W~~	19,570	~~W~~	10,588	~~W~~	8,251	~~W~~	6,242	~~W~~	14,024	~~W~~	167,061
Fixed rates		24,952		7,656		8,684		6,329		4,743		10,772		63,136
Floating rates		82,713		11,435		1,254		370		511		178		96,460
Interest rate swaps		720		480		650		1,552		988		3,075		7,465
Interest-bearing liabilities	~~W~~	85,790	~~W~~	17,602	~~W~~	30,625	~~W~~	11,630	~~W~~	5,344	~~W~~	14,026	~~W~~	165,017
Fixed liabilities		36,331		14,348		29,377		11,534		5,313		13,768		110,671
Floating liabilities		41,994		3,254		1,248		96		31		258		46,881
Interest rate swaps		7,465		—		—		—		—		—		7,465
Sensitivity gap		22,595		1,969		(20,037)		(3,380)		898		(2)		2,044
Cumulative gap		22,595		24,564		4,527		1,147		2,045		2,044		2,044
% of total assets		13.53%		14.70%		2.71%		0.69%		1.22%		1.22%		1.22%

Foreign currency-denominated non-trading bank accounts(1)

	As of December 31, 2009
	0-3	3-6	6-12	1-3	Over 3
	Months	Months	Months	Years	Years	Total
	(In millions of US$, except percentages)

Interest-earning assets	$11,628	$2,876	$1,512	$1,608	$1,675	$19,298
Interest-bearing Liabilities	9,735	3,031	2,472	3,189	2,085	20,514
Sensitivity gap	1,893	(156)	(960)	(1,581)	(410)	(1,215)
Cumulative gap	1,893	1,737	776	(805)	(1,215)	(1,215)
% of total assets	9.81%	9.00%	4.02%	(4.17)%	(6.30)%	(6.30)%

Note:

(1)	Includes merchant banking accounts

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

The following tables show duration gaps and market values of Shinhan Bank’s Won-denominated interest-earning assets and interest-bearing liabilities in its not-trading accounts as of December 31, 2009 and changes in these market values when interest rate increases by one percentage point.

Duration as of December 31, 2009 (for non-trading Won-denominated bank accounts(1))

Duration as of
December 31,
2009(1)
(In months)

Interest-earning assets	9.22
Interest-bearing liabilities	9.01
Gap	0.41

Market Value as of December 31, 2009 (for non-trading Won-denominated bank accounts(1))

	Market Value as of December 31, 2009(1)
	Actual		1% Point Increase		Changes
	(In billions of Won)

Interest-earning assets	~~W~~	170,081	~~W~~	168,893	~~W~~	(1,188)
Interest-bearing liabilities		166,467		165,313		(1,154)
Gap		3,614		3,580		(34)

Note:

(1)	Includes merchant banking accounts and derivatives for the purpose of hedging.

Net Interest Income Simulation

Shinhan Bank performs net interest income simulation to measure the effects of the change in interest rate on its results of operations. Such simulation measures the estimated changes in Shinhan Bank’s annual net interest income (interest income less interest expenses) under the current maturity structure, using different scenarios for interest rates. For such simulation, Shinhan Bank applies three scenarios of parallel shifts in interest rate: (1) no change, (2) a 1% point increase in interest rates and (3) a 1% point decrease in interest rates.

The following tables illustrate by way of an example the simulated changes in Shinhan Bank’s annual net interest income for 2009 with respect to Won-denominated interest-earning assets and interest-bearing liabilities, using Shinhan Bank’s net interest income simulation model, when it assumes (a) the maturity structure and funding requirement of Shinhan Bank as of December 31, 2009 and (b) the same interest rates as of December 31, 2009 and a 1% point increase or decrease in the interest rates.

	Simulated Net Interest Income for 2009
	(For Non-Trading Won-Denominated Bank Accounts)(1)
							Change in Net			Change in Net
	Assumed Interest Rates						Interest Income			Interest Income
									%			%
							Amount		Change	Amount		Change
			1%		1%		(1%		(1%	(1%		(1%
	No		Point		Point		Point		Point	Point		Point
	Change		Increase		Decrease		Increase)		Increase)	Decrease)		Decrease)
	(In billions of Won, except percentages)

Simulated interest income	~~W~~	9,463	~~W~~	10,556	~~W~~	8,370	~~W~~	1,093	11.55%	~~W~~	(1,093)	(11.55)%
Simulated interest expense		5,507		6,318		4,696		811	14.73%		(811)	(14.73)%
Net interest income		3,956		4,237		3,675		281	7.11%		(281)	(7.11)%

Note:

(1)	Excludes Merchant Banking account and derivatives for the purpose of hedging.

Shinhan Bank’s Won-denominated interest earning assets and interest-bearing liabilities in non-trading accounts have a maturity structure that benefits from an increase in interest rates, because the re-pricing periods of the interest-earning assets in Shinhan Bank’s non-trading accounts tend to be shorter than those of the interest-bearing liabilities in these accounts. This is primarily due to a continuous decrease in interest rate in the recent years in Korea, which resulted in a significant increase in floating rate loans, resulting in the maturities or re-pricing periods of Shinhan Bank’s loans shorter. As a result, Shinhan Bank’s net interest income tends to increase when the market interest rates rise.

Interest Rate VaRs for Non-trading Assets and Liabilities

Shinhan Bank measures VaRs for interest rate risk from non-trading activities on a monthly basis. The following table shows, as of and for the year ended December 31, 2009, the VaRs of interest rate mismatch risk for other assets and liabilities, which arises from mismatches in the re-pricing dates of Shinhan Bank’s non-trading interest-earning assets and interest-bearing liabilities including available-for-sale investment securities. Under the Financial Services Commission regulations, Shinhan Bank includes in calculation of these VaRs interest-earning assets and interest-bearing liabilities in its bank accounts and its merchant banking accounts.

	VaR for the Year 2009(1)
	Average		Minimum		Maximum		As of December 31
	(In billions of Won)

Interest rate mismatch — nontrading assets and liabilities	~~W~~	279	~~W~~	238	~~W~~	311	~~W~~	279

Note:

(1)	One-year VaR results with a 99% confidence level.

Equity Risk

Substantially all of Shinhan Bank’s equity risk results from its portfolio of stocks of Korean companies. As of December 31, 2009, Shinhan bank held an aggregate amount of ~~W~~0 billion of equity interest in unlisted foreign companies (including ~~W~~0 billion invested in unlisted private equity funds).

The equity securities in Won held in Shinhan Bank’s investment portfolio consist of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and certain non-listed stocks. Shinhan Bank measures VaRs for all of these equity securities but does not manage most of the related risk using VaR limits, as most of these securities are held for reasons other than normal investment purposes. As of December 31, 2009, Shinhan Bank held equity securities in an aggregate amount of ~~W~~4,342.5 billion in its non-trading accounts, including equity securities in the amount of ~~W~~3,163.5 billion that it held, among other reasons, for management control purposes and as a result of debt-to-equity conversion as a part of reorganization proceedings of the companies to which it had extended loans.

As of December 31, 2009, Shinhan Bank held Won-denominated convertible bonds in the amount of ~~W~~2 billion and foreign currency-denominated exchangeable bonds in the amount of ~~W~~0 billion in its non-trading accounts. Shinhan Bank does not measure equity risk with respect to convertible and exchangeable bonds and the interest rate risk of these bonds are measured together with the other debt securities. As such, Shinhan Bank measures interest rate risk VaRs but not equity risk VaRs for these equity-linked securities.

The following table shows the VaRs of Shinhan Bank’s equity risk for listed equity for the year and as of December 31, 2009.

	VaR for the Year 2009(1)
							As of
	Average		Minimum		Maximum		December 31
	(In billions of Won)

Listed equities	~~W~~	9.4	~~W~~	3.8	~~W~~	26.4	~~W~~	3.8

Note:

(1)	Ten-day VaR results with a 99.9% confidence level.

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

Shinhan Bank manages its liquidity risk within the limits set on Won and foreign currency accounts in accordance with the regulations of the Financial Services Commission. The Financial Services Commission requires Korean banks to maintain a Won liquidity ratio of at least 100.0% and a foreign currency liquidity ratio of at least 85%. The Financial Services Commission defines the foreign currency liquidity ratio as foreign currency-denominated liquid assets (including marketable securities) due within three months divided by foreign currency-denominated liabilities due within three months. As for the Won liquidity ratio, prior to October 2008 the Financial Services Commission defined it as Won-denominated liquid assets (including marketable securities) due within three months divided by Won-denominated liabilities due within three months, but since October 2008 defines it as Won-denominated liquid assets (including marketable securities) due within one month divided by Won-denominated liabilities due within one month.

Shinhan Bank’s Treasury Department is in charge of liquidity risk management with respect to Shinhan Bank’s Won and foreign currency funds. The Treasury Department submits Shinhan Bank’s monthly funding and asset management plans to Shinhan Bank’s ALM Committee for approval, based on the analysis of various factors, including macroeconomic indices, interest rate and foreign exchange movements and maturity structures of Shinhan Bank’s assets and liabilities. Shinhan Bank’s Risk Management Department measures Shinhan Bank’s liquidity ratio and liquidity gap ratio on a daily basis and reports whether they are in compliance with the limits to Shinhan Bank’s ALM Committee on a monthly basis.

The following tables show Shinhan Bank’s liquidity status and limits for Won-denominated and foreign currency-denominated accounts (including derivatives and merchant banking accounts) as of December 31, 2009 in accordance with the regulations of the Financial Services Commission.

Shinhan Bank’s Won-denominated accounts (including derivatives and merchant banking accounts)

	As of December 31, 2009
													Sub-
	0-1		1-3		3-6		6-12		1-3		Over		Standard
Won-Denominated Accounts	Months		Months		Months		Month		Years		3 Years		or Below		Total
	(In billions of Won, except percentages)

Assets:	~~W~~	59,891	~~W~~	26,741	~~W~~	26,503	~~W~~	39,473	~~W~~	25,666	~~W~~	43,957	~~W~~	1,320	~~W~~	223,552
Liabilities:		46,440		21,397		16,365		53,842		16,606		50,779				205,403
For one month or less:
Liquidity gap		13,451
Liquidity ratio(1)		128.96%
Limit		100.00%

Shinhan Bank’s foreign currencies-denominated accounts (including derivatives and merchant banking accounts)

	As of December 31, 2009
							Sub-
Foreign Currencies	7 Days or	7 Days-		3-6	6-12	Over	Standard
Denominated Accounts:	Less	1 Months	3 Months	Months	Months	1 Year	or Below	Total
	(In millions of US$, except percentages)

Assets:	$9,791	$9,289	$13,826	$6,148	$6,059	$9,990	$152	$55,256
Liabilities	7,789	8,807	12,516	6,691	6,159	14,391		56,354
For three months or less:
Assets			32,907
Liabilities			29,113
Liquidity ratio			113.03%
Limit			85.00%

Note:

(1)	In October 31, 2008, the criterion for Won-denominated liquidity ratio was changed from three months of residual maturity to one month of residual maturity.

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

Shinhan Card manages its liquidity risk according to the following principles: (i) it must be able to provide a sufficient volume of necessary funding in a timely manner at a reasonable cost, (ii) it must establish an overall liquidity risk management strategy, including in respect of liquidity management targets, policy and internal control systems, and (iii) it must manage its liquidity risk in conjunction with other risks based on a comprehensive understanding of the interaction among the various risks. In managing its liquidity risks, Shinhan Card focuses on a prompt response system based on periodic monitoring of the relevant early signals, stress testing and contingency plan formulations. Shinhan Card identifies its funding needs on a daily, monthly, quarterly and annual basis based on the maturity schedule of its liabilities as well as short-term liquidity needs, based upon which it formulates its funding plans using diverse sources such as corporate debentures, commercial papers, asset-backed securitizations and credit line facilities. Shinhan Card also has in place master asset-backed securitization arrangements through which it can securitize assets with minimum delay, and when entering into asset-backed securitizations, it provides sufficient credit enhancements to avoid triggering early amortization events. In addition, Shinhan Card formulates long-term funding plans with a time horizon of three years, enters into derivative arrangements to hedge interest rate- and foreign currency-related risks and conducts pre-transaction risk analyses before entering into any new type of derivative arrangements.

Furthermore, Shinhan Card also manages its liquidity risk within the limits set on Won accounts in accordance with the regulations of the Financial Services Commission. The Financial Services Commission requires Korean credit card companies to maintain a Won liquidity ratio of at least 100.0%,

The following tables show Shinhan Card’s liquidity status and limits for Won-denominated accounts as of December 31, 2009 in accordance with the regulations of the Financial Services Commission.

Shinhan Card’s Won-denominated accounts

	7 Days or	1 Months or	3 Months or	6 Months or	1 Year or	Over
Won-Denominated Accounts	Less	Less	Less	Less	Less	1 Year	Total
	(In billions of Won)

Assets	1,647.24	7,294.93	10,780.70	12,247.84	14,416.72	3,558.80	17,975.52
Liabilities	447.95	1,983.77	2,684.70	3,443.44	4,857.58	6,302.77	11,160.36
Liquidity ratio			401.56%

Shinhan Investment manages its liquidity risk for its Won-denominated accounts by setting a limit of ~~W~~100 billion on each of its seven-day and one-month liquidity gap, a limit of 110% on its three-months liquidity ratio and a limit of ~~W~~10 billion on its liquidity VaR. As for its foreign currency-denominated accounts, Shinhan Investment manages the liquidity risk on a quarterly basis in compliance with the guidelines of the Financial Supervisory Service, which requires the one-week and one-month maturity mismatch ratios to be 0% and -10% or less, respectively, and the three months liquidity ratio to be 80% or higher.

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

The operational risk management system of Shinhan Bank is managed by the operational risk team under the Risk Management Department. The current system principally consists of risk control self-assessment, risk quantification using key risk indicators, loss data collection, scenario management and operational risk capital measurement. Shinhan Bank operates several educational and awareness programs with a view to familiarizing all of its employees to this system. In addition, Shinhan Bank has a designated operational risk manager at each of its departments and branch offices, serving the role of a coordinator between the operational risk team at the headquarters and the employees in the field and seeking to provide centralized feedback to further improve the operational risk management system.

As of December 31, 2009, Shinhan Bank has conducted risk control self-assessments on its departments as well as domestic and overseas branch offices, from which it collects systematized data on all of its branch offices, and uses the findings from such self-assessments to improve the procedures and processes for the relevant departments or branch offices. In addition, Shinhan Bank has accumulated risk-related data since 2003, improved the procedures for monitoring operational losses and is developing risk simulation models. In addition, Shinhan Bank selects and monitors, at the department level, approximately 188 key risk indicators.

Shinhan Investment, through its operational risk management system, conducts self-assessments of risks, collects loss data and manages key risk indicators. The operational risk management system is supervised by its audit department, compliance department and operational risk management department, as well as a risk management officer in each of Shinhan Investment’ departments.

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

As for Shinhan Investment, its audit department conducts an annual inspection as to whether the internal policy and procedures of Shinhan Investment relating to its overall operation risk management are being effectively complied. The inspection has a particular focus on the appropriateness of the scope of operational risks and the collection, maintenance and processing of relevant operating data.

General audits, special audits, day-to-day audits and real-time monitoring audits are performed by our examiners, and self-audits are performed by the self-auditors of the relevant operational departments.

In addition to internal audits and inspections, the Financial Supervisory Service conducts general annual audits of our and our subsidiaries’ operations. The Financial Supervisory Service also performs special audits as the need arises on particular aspects of our and our subsidiaries’ operations such as risk management, credit monitoring and liquidity. In the ordinary course of these audits, the Financial Supervisory Service routinely issue warning notices where it determines that a regulated financial institution or such institution’s employees have failed to comply with the applicable laws or rules, regulations and guidelines of the Financial Supervisory Service. We and our subsidiaries have in the past received, and expect in the future to receive, such notices and we have taken and will continue to take appropriate actions in response to such notices. For example, in January 2009, we reported to the Financial Supervisory Service that an employee at a regional branch of Shinhan Bank had embezzled approximately ~~W~~22.0 billion of Shinhan Bank’s funds. We already recovered ~~W~~2.7 billion of the embezzled fund and expect to additionally recover approximately ~~W~~3.0 billion. With regard to this incident, the Financial Supervisory Service has issued a “cautionary warning” to Shinhan Bank’s Chief Executive Officer and has imposed punitive measures against the officers and employees who were involved with the incident.

We consider legal risk as a part of operational risk. The uncertainty of the enforceability of obligations of our customers and counterparties, including foreclosure on collateral, creates legal risk. Changes in laws and regulations could also adversely affect us. Legal risk is higher in new areas of business where the law is often untested in the courts although legal risk can also increase in our traditional business to the extent that the legal and regulatory landscape in Korea is changing and many new laws and regulations governing the banking industry remain untested. We seek to minimize legal risk by using stringent legal documentation, employing procedures designed to ensure that transactions are properly authorized and consulting legal advisers. The Compliance Department operates Shinhan Bank’s compliance inspection system. This system is designed to ensure that all of Shinhan Bank’s employees comply with the law. The compliance inspection system’s main function is to monitor the degree of improvement in compliance with the law, maintain internal controls (including ensuring that each department has established proper internal policies and that it complies with those policies) and educate employees about observance of the law. The Compliance Department also supervises the management, execution and performance of the self-audits. Shinhan Investment also maintains a legal department and a compliance department to manage legal risks and compliance risks, respectively. The functions of these are department are similar to those of their counterparts at Shinhan Bank.

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

In compliance with the Basel II requirements, Shinhan Bank reflects the cost of credit based on expected loss in the computation of its pre-tax profits and also adopted the Risk Adjusted Return on Capital (“RAROC”) system to evaluate risk adjustments.

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

Supervision and Regulation

Principal Regulations Applicable To Financial Holding Companies

General

The Korean financial holding companies and their subsidiaries are regulated by the Financial Holding Companies Act (last amended on July 31, 2009, Law No. 9788). In addition, Korean financial holding companies and their subsidiaries are subject to the regulations and supervision of the Financial Services Commission and the Financial Supervisory Service.

Pursuant to the Financial Holding Companies Act, the Financial Services Commission regulates various activities of financial holding companies. For instance, it approves the application for setting up a new financial holding company and promulgates regulations on the capital adequacy of financial holding companies and their subsidiaries and other regulations relating to the supervision of financial holding companies.

The Financial Supervisory Service is subject to the instructions and directives of the Financial Services Commission and carries out supervision and examination of financial holding companies and their subsidiaries. In particular, the Financial Supervisory Service sets forth liquidity and capital adequacy requirements for financial holding companies and reporting requirements pursuant to the authority delegated to the Financial Supervisory Service under the Financial Services Commission regulations, pursuant to which financial holding companies are required to submit quarterly reports on business performance, financial status and other matters prescribed in the Presidential Decree of the Financial Holding Companies Act.

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

•	financially supporting its subsidiaries and the subsidiaries of its subsidiaries (the “direct and indirect subsidiaries”);

•	raising capital necessary for the investment in subsidiaries or providing financial support to its direct and indirect subsidiaries;

•	supporting the business of its direct and indirect subsidiaries for the joint development and marketing of new product and the joint utilization of facilities or IT systems; and

•	pursuing any other activities exempted from authorization, permission or approval under the applicable laws and regulations.

The Financial Holding Companies Act requires every financial holding company (other than any financial holding company that is controlled by any other financial holding company) or its subsidiaries to obtain the prior approval from the Financial Services Commission before acquiring control of another company or to file with the Financial Services Commission a report within thirty (30) days after acquiring such control. Permission to liquidate or to merge with any other company must be obtained in advance from the Financial Services Commission. A financial holding company must report to the Financial Services Commission regarding certain events including:

•	when there is a change of its officers;

•	when there is a change of its largest shareholder;

•	when there is a change of principal shareholders of a bank holding company;

•	when the shareholding of the largest shareholder or a principal shareholder as prescribed under the Financial Holding Companies Act or a person who is in a special relationship with such largest or principal shareholder (as defined under the Presidential Decree of the Financial Holding Companies Act) changes by 1% or more of the total issued and outstanding voting shares of the financial holding company;

•	when there is a change of its name;

•	when there is a cause for dissolution; and

•	when it or its subsidiary ceases to control any of its respective direct and indirect subsidiaries by disposing of the shares of such direct and indirect subsidiaries.

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

From January 1, 2007, a financial holding company controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act (hereinafter, the “bank holding company”) is required to maintain a minimum consolidated equity capital ratio of 8.0%. “Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on the Bank of International Settlements standards. “Equity capital,” as applicable to bank holding companies, is defined as the sum of Tier I capital, Tier II capital, and Tier III capital less any deductible items, each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

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

Financial Exposure to Any Single Customer and Major Shareholders

Subject to certain exceptions, the total sum of credit (as defined in the Financial Holding Companies Act, the Banking Act and the Financial Investment Services and Capital Markets Act, respectively) of a financial holding company and its direct and indirect subsidiaries which are banks, merchant banks or securities companies (“Financial Holding Company Total Credit”) extended to a single group of companies that belong to the same conglomerate as defined in the Monopoly Regulations and Fair Trade Act will not be permitted to exceed 25% of the Net Total Equity Capital.

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

Furthermore, the total sum of credits (as defined under the Financial Holding Companies Act, the Banking Act and the Financial Investment Services and Capital Markets Act, respectively) of a bank holding company and its direct and indirect subsidiaries (“Bank Holding Company Total Credit”) extended to a “Major Shareholder” (together with the persons who have special relationship with such Major Shareholder) (as defined below) will not be permitted to exceed the smaller of (x) 25% of the Net Total Equity Capital and (y) the amount of the equity capital of the financial holding company multiplied by the shareholding ratio of such Major Shareholder, except in certain cases.

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

In addition, the total sum of the Bank Holding Company Total Credit extended to all of a bank holding company’s Major Shareholder must not exceed 25% of the Net Total Equity Capital. Furthermore, the bank holding company and its direct and indirect subsidiaries that intend to extend the Bank Holding Company Total Credit to the bank holding company’s Major Shareholder not less than the lesser of (i) the amount equivalent to 0.1% of the Net Total Equity Capital or (ii) ~~W~~5 billion, with respect to a single transaction, must obtain prior unanimous board resolutions and then, immediately after the completion of the transaction, must file a report with the Financial Services Commission and publicly disclose the filing of such report (for example, through a website).

Restrictions on Transactions Among Direct and Indirect Subsidiaries and Financial Holding Company

Generally, a direct or indirect subsidiary of a financial holding company may not extend credit to the financial holding company which directly or indirectly controls such subsidiary. In addition, a direct or indirect subsidiary of a financial holding company may not extend credit to any other single direct or indirect subsidiary of the financial holding company in excess of 10% of its stockholders’ equity and to any other direct and indirect subsidiaries of the financial holding company in excess of 20% of its stockholders’ equity in the aggregate. The direct or indirect subsidiaries of a financial holding company must obtain an appropriate level of collateral for the credits extended to the other direct and indirect subsidiaries unless otherwise approved by the Financial Services Commission. The appropriate level of collateral for each type of such collateral is as follows:

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

Subject to certain exceptions, a direct or indirect subsidiary of a financial holding company is prohibited from owning the shares of any other direct or indirect subsidiaries (other than those directly controlled by the direct and indirect subsidiaries in question) in common control by the financial holding company. However, a direct or indirect subsidiary of a financial holding company may invest as a limited partner in a private equity fund that is a direct or indirect subsidiary of the same financial holding company. The transfer of certain assets subject to or below the precautionary criteria between the financial holding company and its direct or indirect subsidiary or between the direct and indirect subsidiaries of a financial holding company is prohibited except for (i) the transfer to an asset-backed securitization company, typically a special purpose entity, or the entrustment with a trust company, under the Asset-Backed Securitization Act, (ii) the transfer to a mortgage-backed securitization company under the Mortgage-Backed Securitization Company Act, (iii) the transfer or in-kind contribution to a corporate restructuring vehicle under the Corporate Restructuring Investment Company Act or (iv) the acquisition by a corporate restructuring company under the Industrial Development Act.

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

Restrictions on Shareholdings by Direct and Indirect Subsidiaries

Generally, a direct subsidiary of a financial holding company is prohibited from controlling any other company; provided that a direct subsidiary of a financial holding company may control (as an indirect subsidiary of the financial holding company): (i) subsidiaries in foreign jurisdiction which are engaged in a financial business, (ii) certain financial institutions which are engaged in the business that the direct subsidiary may conduct without any licenses or permits, (iii) certain financial institutions whose business is related to the business of the direct subsidiary as prescribed under the Presidential Decree of the Financial Holding Companies Act (e.g., the companies which a bank subsidiary may control are limited to credit information companies, credit card companies, trust business companies, securities investment management companies, investment advisory companies, futures business companies, and asset management companies), (iv) certain financial institutions whose business is related to financial business as prescribed by the regulations of the Ministry of Strategy and Finance, and (v) certain companies which are not financial institutions but whose business is related to the financial business of the financial holding company as prescribed by the Presidential Decree of the Financial Holding Companies Act (e.g. finance-related research company, finance-related information technology company, etc.). Acquisition by the direct subsidiaries of such indirect subsidiaries requires a prior permission from the Financial Services Commission or a report to be submitted to the Financial Services Commission, depending on the types of the indirect subsidiaries and the amount of total assets of the indirect subsidiaries.

An indirect subsidiary of a financial holding company is prohibited from controlling any other company, provided, however, that in the case where a company held control over another company at the time such company initially became an indirect subsidiary of a financial holding company, such indirect subsidiary shall be required to dispose of its interest in such other company within two (2) years after becoming an indirect subsidiary of a financial holding company.

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

Restrictions on Transactions between a Financial Holding Company and its Major Shareholder

A bank holding company and its direct and indirect subsidiaries are prohibited from acquiring (including acquisition by a trust account of its subsidiary bank) shares issued by such bank holding company’s Major Shareholder in excess of 1% of the Net Total Equity Capital. In addition, the financial holding company and its direct and indirect subsidiaries which intend to acquire shares issued by such Major Shareholder not less than the lesser of (i) the amount equivalent to 0.1% of the Equity Capital or (ii) ~~W~~5 billion, with respect to a single transaction, must obtain prior unanimous board resolutions and then, immediately after the acquisition, must file a report with the Financial Services Commission and publicly disclose the filing of such report (for example, through a website).

Restrictions on Financial Holding Company Ownership

Under the Financial Holding Companies Act, subject to certain exceptions, a financial institution may not control any financial holding company. In August 2007, the Financial Holding Companies Act was amended to permit foreign financial institutions to establish financial holding companies in Korea. Pursuant to the Presidential Decree of the Financial Holding Companies Act, which was also amended in November 2007 to reflect the change in the statute, a foreign financial institution can control a financial holding company if, subject to satisfying certain other conditions, it, together with its specially-related persons, holds 100% of the total shares in the financial holding company.

In addition, any single shareholder and persons who stand in a special relations with such shareholder (as defined under the Presidential Decree to the Financial Holding Companies Act) may acquire beneficial ownership of up to 10% of the total issued and outstanding shares with voting rights of a financial holding company controlling national banks (or 15% in the case of a financial holding company controlling regional banks only). The Government and the Korea Deposit Insurance Corporation are not subject to such a ceiling.

However, “non-financial business group companies” (as defined below) may not acquire beneficial ownership of shares of a bank holding company in excess of 9% of such financial holding company’s outstanding voting shares, provided that such non-financial business group companies may acquire beneficial ownership of up to 10% of such financial holding company’s outstanding voting shares with the approval of the Financial Services Commission under the condition that such non-financial business group companies will not exercise voting rights in respect of such shares in excess of the 9% limit. In addition, any person (whether a Korean national or a foreigner), with the exception of non-financial business group companies described above, may also acquire in excess of 10% of total voting shares issued and outstanding of a financial holding company which controls national bank, provided that an approval from the Financial Services Commission is obtained in instances where the total holding exceeds 10% (or 15% in the case of a financial holding company controlling regional banks only), 25% or 33% of the total voting shares issued and outstanding of such bank holding company. Also, in the event a person (whether a Korean national or a foreigner, but excluding persons prescribed under the Presidential Decree to the Financial Holding Companies Act) (i) acquires in excess of 4% of the total voting shares issued and outstanding of any financial holding company (other than a financial holding company controlling regional banks only), (ii) becomes the largest shareholder of such financial holding company in which such person acquired in excess of 4% of the total voting shares issued and outstanding, or (iii) has its shareholding in such financial holding company, in which it had acquired in excess of 4% of the total voting shares issued and outstanding shares, changed by not less than 1% of the total voting share issued and outstanding of such financial holding company, a report as prescribed by the Presidential Decree to the Financial Holding Companies Act shall be filed with the Financial Services Commission.

“Non-financial business group companies” are defined under the Financial Holding Companies Act as the companies, which include:

(i) any same shareholder group with aggregate net assets of all non-financial business companies belonging to such group of not less than 25% of the aggregate net assets of all members of such group;

(ii) any same shareholder group with aggregate assets of all non-financial business companies belonging to such group of not less than ~~W~~2 trillion; or

(iii) any mutual fund in which a same shareholder group identified in (1) or (2) above holds more than 9% of the total shares issued and outstanding of such mutual fund.

Financial Investment Services and Capital Markets Act

General

On July 3, 2007, the National Assembly of Korea passed the Financial Investment Services and Capital Markets Act, a new law consolidating six laws regulating capital markets. The Financial Investment Services and Capital Markets Act became effective as of February 4, 2009.

Consolidation of Capital Markets-Related Laws

Prior to the effective date of the Financial Investment Services and Capital Markets Act, separate laws (for example, the Securities and Exchange Act, the Futures Business Act, and the Indirect Investment Asset Management Business Act) regulated various types of financial institutions depending on the type of the financial institution (for example, securities companies, futures companies, trust business companies, and asset management companies) and subjected financial institutions to different licensing and ongoing regulatory requirements. By applying a uniform set of rules to the same financial business having the same economic function, the Financial Investment Services and Capital Markets Act attempts to improve and address issues caused by the previous regulatory system under which same economic functions relating to capital markets-related business were governed by multiple regulations. To this end, the Financial Investment Services and Capital Markets Act categorizes capital markets-related business into six different functions, as follows:

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

Comprehensive Definition of Financial Investment Products

In an effort to encompass the various types of securities and derivative products available in the capital markets, the Financial Investment Services and Capital Markets Act sets forth a comprehensive term “financial investment products,” defined to mean all financial products with a risk of loss in the invested amount (in contrast to “deposits,” which are not financial investment products for which the invested amount is protected or preserved). Financial investment products are classified into two major categories: (i) “securities” (relating to financial investment products where the risk of loss is limited to the invested amount) and (ii) “derivatives” (relating to financial investment products where the risk of loss may exceed the invested amount). As a result of the general and open-ended manner in which financial investment products are defined, any future financial product could potentially fall under the definition of financial investment products, which would enable Financial Investment Companies (as defined below) to handle a broader range of financial products. Under the Financial Investment Services and Capital Markets Act, securities companies, asset management companies, futures companies and other entities engaging in any Financial Investment Business are classified as “Financial Investment Companies.”

New License System

Financial Investment Companies will be able to choose what Financial Investment Business to engage in (through the “check the box” method set forth in the relevant license application), by specifying the desired (i) Financial Investment Business, (ii) financial investment product and (iii) target customers to which financial investment products may be sold (i.e., general investors or professional investors). Licenses will be issued under the specific business sub-categories described above. For example, it would be possible for a Financial Investment Company to obtain a license to engage in the Financial Investment Business of (i) dealing (ii) over the counter derivatives products (iii) only with professional investors.

Expanded Business Scope of Financial Investment Companies

Under the previous regulatory regime in Korea, it was difficult for a financial institution to explore a new line of business or expand upon its existing line of business. For example, a financial institution licensed as a securities company generally could not engage in the asset management business. In contrast, under the Financial Investment Services and Capital Markets Act, pursuant to the integration of its current business involving financial investment products into a single Financial Investment Business, a licensed Financial Investment Company is permitted to engage in all types of Financial Investment Businesses, subject to compliance with the relevant regulations, for example, maintaining an adequate “Chinese Wall,” to the extent required. As to incidental businesses (i.e., a financial related business which is not a Financial Investment Business), the Financial Investment Services and Capital Markets Act generally allows a Financial Investment Company to freely engage in such incidental businesses by shifting away from the previous system of permitting only the listed activities towards a more comprehensive system. In addition, a Financial Investment Company is permitted (i) to outsource marketing activities by contracting with “introducing brokers” that are individuals but not employees of the Financial Investment Company, (ii) to engage in foreign exchange business related to their Financial Investment Business and (iii) to participate in the settlement network, pursuant to an agreement among the settlement network participants.

Improvement in Investor Protection Mechanism

While the Financial Investment Services and Capital Markets Act broadens the scope of financial businesses in which financial institutions are permitted to engage, a more rigorous investor-protection mechanism is imposed upon Financial Investment Companies dealing in financial investment products. The Financial Investment Services and Capital Markets Act makes a distinction between general investors and sophisticated investors and provides new or enhanced protections to general investors. For instance, the Financial Investment Services and Capital Markets Act expressly provides for strict know-your-customer rules for general investors and imposes an obligation on Financial Investment Companies that they should market financial investment products suitable to each general investor considering his or her personal attributes, including investment objective, net worth, and investment experience. Under the Financial Investment Services and Capital Markets Act, a Financial Investment Company can be held liable if a general investor proves (i) damages or losses relating to such general investor’s investment in financial investment products solicited by such Financial Investment Company and (ii) absence of explanation, false explanation, or omission of material fact (without having to prove fault or causation). In case there are any conflicts of interest between the Financial Investment Companies and investors, the Financial Investment Services and Capital Markets Act expressly requires (i) disclosure of any conflict of interest to investors and (ii) mitigation of conflicts of interest to a comfortable level or abstention from the relevant transaction.

Other Regulatory Changes Related to Securities and Investments

The Financial Investment Services and Capital Markets Act brought changes to various rules in securities regulations including those relating to public disclosure, insider trading and proxy contests, which had previously been governed by the Securities and Exchange Act. For example, the 5% and 10% reporting obligations under the Securities and Exchange Act have become more stringent under the Financial Investment Services and Capital Markets Act. For instance, the numbers of events requiring an investor to update its 5% report have increased under the Financial Investment Services and Capital Markets Act. Previously, only a change in the shareholding of 1% or more or in the purpose of shareholding (such as an intention to influence management) could trigger the obligation to update the 5% report. The Government has issued detailed regulations stipulating additional events requiring updates to 5% reports, such as the change in the type of holding and change in any major aspect of the relevant contract. As for the 10% report filing obligation, the initial filing is expected to be required to be made within five business days of the date of the event triggering the 10% reporting obligation, compared to 10 calendar days under the previous law. The due date for reporting a subsequent change after the initial 10% report filing has been reduced from the 10th day of the first month immediately following the month in which such change took place to five business days of the date of such change. Under the previous law, there had been a limitation on the type of investment vehicles that could be used in a collective investment scheme (namely, to trusts and corporations), the type of funds that could be used for collective investments, and the types of assets and investment securities a fund could invest in. However, the Financial Investment Services and Capital Markets Act significantly liberalizes these restrictions, permitting all legal entities, including limited liability companies or partnerships, to be used for the purpose of collective investments, allowing the formation of fund complexes and permitting investment funds to invest in a wide variety of different assets and investment instruments.

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

Under the Bank of Korea Act, the Monetary Policy Committee’s primary responsibilities are to formulate monetary and credit policies and to determine the operations, management and administration of the Bank of Korea. The Financial Services Commission, established on April 1, 1998, regulates commercial banks pursuant to the Banking Act, including establishing guidelines on capital adequacy of commercial banks, and promulgates regulations relating to supervision of banks. Furthermore, pursuant to the Amendment to the Government Organization Act and the Banking Act on May 24, 1999, the Financial Services Commission, instead of the Ministry of Strategy and Finance, now regulates market entry into the banking business.

The Financial Supervisory Service is subject to the instructions and directives of the Financial Services Commission and carries out supervision and examination of commercial banks. In particular, the Financial Supervisory Service sets requirements both for the prudent control of liquidity and for capital adequacy and establishes reporting requirements pursuant to the authority delegated to it under the Financial Services Commission regulations, pursuant to which banks are required to submit annual reports on financial performance and shareholdings, regular reports on management strategy and non-performing loans, including write-offs, and management of problem companies and plans for the settlement of bad loans.

Under the Banking Act, approval to commence a commercial banking business or a long-term financing business must be obtained from the Financial Services Commission. Commercial banking business is defined as the lending of funds acquired predominantly from the acceptance of deposits for a period not exceeding one year or, subject to the limitation established by the Financial Services Commission, for a period between one year and three years. Long-term financing business is defined as the lending, for periods in excess of one year, of funds acquired predominantly from paid-in capital, reserves or other retained earnings, the acceptance of deposits with maturities of at least one year, or the issuance of bonds or other securities. A bank wishing to enter any business other than commercial banking and long-term financing businesses, such as the trust business, must obtain approval from the Financial Services Commission. Approval to merge with any other banking institution, to liquidate, to close a banking business or to transfer all or a part of a business must also be obtained from the Financial Services Commission.

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

Under the Banking Act, the capital of a bank is divided into two categories: Tier I and Tier II capital. Tier I capital (core capital) consists of stockholders’ equity, capital surplus, retained earnings and equity representing new types of equity securities deemed to be functionally equivalent to capital which are designated by the Financial Services Commission. Tier II capital (supplementary capital) consists of revaluation reserves, gain on valuation of investment in securities, allowance for bad debts set aside for loans classified as “normal” or “precautionary,” perpetual subordinated debt, cumulative preferred shares, redeemable preferred shares (with a right to redeem after the fifth anniversary of the date of issuance) and certain other subordinated debt.

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

The Financial Services Commission amended the Regulation on the Supervision of the Banking Business in November 2002 to introduce a more conservative risk-weighting system on certain newly extended mortgage and home equity loans, requiring Korean banks to apply the risk-weighted ratio of 50%, 60%, or 70% in respect of home mortgage loans depending on the borrowers’ debt ratios and whether the home mortgage loans are overdue. On June 28, 2007, the Financial Services Commission further amended the Detailed Regulations on the Supervision of the Banking Business, and, as a result, Korean banks have been applying the following risk-weight ratios in respect of their home mortgage loans starting from 1st January, 2008:

(1) for those banks adopting a standardized approach for calculating credit risk capital requirements, the risk-weight ratio of 35%; and

(2) for those banks adopting an internal ratings-based approach for calculating credit risk capital requirements, a risk-weight ratio calculated with reference to the probability of default, loss given default and exposure at default, each as defined in the Detailed Regulations on the Supervision of the Banking Business.

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

Under the standardized approach, a home mortgage loan fully secured by a residential property, which is or will be occupied by a borrower, is risk-weighted at 35%.

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

The Financial Services Commission requires each Korean bank to maintain a Won liquidity ratio (defined as Won assets due within one month, including marketable securities, divided by Won liabilities due within one month) of not less than 100% and to make monthly reports to the Financial Supervisory Service. The Financial Services Commission also requires each Korean bank to (1) maintain a foreign-currency liquidity ratio due within three months (defined as foreign-currency liquid assets due within three months divided by foreign-currency liabilities due within three months) of not less than 85%, (2) maintain a ratio of foreign-currency liquid assets due within seven days (defined as foreign-currency liquid assets due within seven days less foreign-currency liabilities due within seven days, divided by total foreign-currency assets) of not less than 3% and (3) maintain a ratio of foreign-currency liquid assets due within a month (defined as foreign-currency liquid assets due within a month less foreign currency liabilities due within a month, divided by total foreign-currency assets) of not less than negative 10%. The Financial Services Commission also requires each Korean bank to submit monthly reports with respect to its compliance with these ratios.

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

Financial Exposure to Any Single Customer and Major Shareholders

Under the Banking Act, the sum of material credit exposures by a bank, namely, the total sum of its credits to single individuals, legal entities or business groups that exceed 10% of the sum of Tier I and Tier II capital (less any capital deductions), must not exceed five times the sum of Tier I and Tier II capital (less any capital deductions), subject to certain exceptions. Subject to certain exceptions, no bank is permitted to extend credit (including loans, guarantees, purchases of securities (only in the nature of a credit) and such other transactions which directly or indirectly create credit risk) in excess of 20% of the sum of Tier I and Tier II capital (less any capital deductions) to a single individual or a legal entity, and no bank may grant credit in excess of 25% of the sum of Tier I and Tier II capital (less any capital deductions) to a single group of companies that belong to the same conglomerate as defined in the Monopoly Regulations and Fair Trade Act.

Under the Banking Act, certain restrictions apply to extending credits to a major shareholder. The definition of a “major shareholder” is as follows:

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

According to such amendment, banks are prohibited from extending credits in the amount greater than the lesser of (1) 25% of the sum of such bank’s Tier I and Tier II capital (less any capital deductions) and (2) the relevant major shareholder’s shareholding ratio multiplied by the sum of the bank’s Tier I and Tier II capital (less any capital deductions) to a major shareholder (together with persons who have special relationship with such major shareholder as defined in the Presidential Decree of the Banking Act). Also, no bank is allowed to grant credit to its major shareholders in the aggregate in excess of 25% of its Tier I and Tier II capital (less any capital deductions).

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

Disclosure of Management Performance

For the purpose of enforcing mandatory disclosure of management performance so that the general public, especially depositors and stockholders, will be in a better position to monitor banks, the Financial Services Commission requires commercial banks to disclose certain matters as follows:

•	loans bearing no profit made to a single business group in an amount exceeding 10% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month (where the loan exposure to such borrower is calculated as the sum of substandard credits, doubtful credits and estimated loss credits) except where the loan exposure to a single business group is not more than ~~W~~4 billion;

•	occurrence of any financial event involving embezzlement, malfeasance or misappropriation of funds the amount of which exceeds 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions), unless the bank has lost or expects to lose not more than ~~W~~1 billion as a result thereof, or the Governor of the Financial Supervisory Service has made a public announcement regarding such an occurrence;

•	any loss due to court judgments or similar decisions in civil proceedings in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month except where the loss is not more than ~~W~~1 billion;

•	any event which can cause a material change in the financial status, such as resolutions for a capital increase or reduction, issuance of convertible bonds, bonds with warrants, exchangeable bonds, or depositary receipts or cancellation of shares with profit;

•	any event which can cause a material change in a bank’s management, such as knowledge of a proposal or confirmation of a litigation that can have a material effect on the management of the bank such as litigation regarding the effectiveness of securities issuance or amendments of rights thereunder, appointment or dismissal of an officer, or a change in bank’s largest shareholder, major shareholder, affiliate company, or a resolution for change of business objective;

•	any event which can cause a material change in the bank’s property, such as a natural disaster which causes damages in an amount exceeding 5% (or 2.5% in the case of a “Large Listed Company,” which refers to a company that has total assets as of the end of the most recent fiscal year of ~~W~~2 trillion or more) or more of its total assets as of the end of the most recent fiscal year;

•	any event which can cause a material change in the bank’s investment, such as investment in other companies in an amount exceeding 5% (or 2.5% in the case of a Large Listed Company) or more of the bank’s Tier I and Tier II capital;

•	any event which can cause a material change in the bank’s profit or loss; and

•	any other events which can have material effects on the bank’s operation, including, among others, payment of cash dividend, acquisition or disposal of treasury shares, or distribution of stock option.

Restrictions on Lending

According to the Banking Act, commercial banks are prohibited from making any of the following categories of loans:

•	loans made for the purpose of speculation in commodities or securities;

•	loans made directly or indirectly on the pledge of a bank’s own shares, or on the pledge of shares in excess of 20% of the issued and outstanding shares of any other corporation (subject to certain exceptions with respect to financing for infrastructure projects);

•	loans made directly or indirectly to enable a natural or a legal person to buy the bank’s own shares;

•	loans made directly or indirectly to finance political campaigns and other related activities; and

•	loans made to any of the bank’s officers or employees other than de minimis loans of up to (1) ~~W~~20 million in the case of a general loan, (2) ~~W~~50 million in the case of a general loan plus a housing loan, or (3) ~~W~~60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions.

Restrictions on Investments in Property

A bank may possess real estate property only to the extent necessary for conducting its business; provided that the aggregate value of such real estate property must not exceed 60% of the sum of its Tier I and Tier II capital (less any capital deductions). Any property acquired by a bank (1) through the exercise of its rights as a secured party or (2) the acquisition of which is prohibited by the Banking Act must be disposed of within one year, subject to certain exceptions.

Restrictions on Shareholdings in Other Companies

Under the Banking Act, a bank may not own more than 15% of shares outstanding with voting rights of another company, except where, among other reasons:

•	the company issuing such shares is engaged in a business that falls under the category of financial businesses set forth by the Financial Services Commission (including private equity funds); or

•	the acquisition of shares by the bank is necessary for corporate restructuring of such company and is approved by the Financial Services Commission.

In the above cases, a bank must satisfy either of the following requirements:

•	the total investment in companies in which the bank owns more than 15% of the outstanding shares with voting rights does not exceed 15% of the sum of Tier I and Tier II capital (less any capital deductions); or

•	the acquisition satisfies the requirements determined by the Financial Services Commission.

The Banking Act provides that a bank using its bank accounts and its trust accounts is not permitted to acquire the shares issued by the Major Shareholder of such bank in excess of an amount equal to 1% of the sum of Tier I and Tier II capital (less any capital deductions).

Restrictions on Bank Ownership

Under the Banking Act, subject to certain exceptions, a single shareholder and persons who stand in a special relationship with such shareholder (as described in the Presidential Decree to the Banking Act) may acquire beneficial ownership of up to 10% of a national bank’s total issued and outstanding shares with voting rights and up to 15% of a regional bank’s total issued and outstanding shares with voting rights. The government, the Korea Deposit Insurance Corporation and financial holding companies qualifying under the Financial Holding Companies Act are not subject to such ceilings. However, non-financial business group companies — i.e., (1) any same shareholder group with an aggregate net assets of all non-financial companies belonging to such group of not less than 25% of the aggregate net assets of all corporations that are members of such group; (2) any group with aggregate assets of all non-financial companies belonging to such group of not less than ~~W~~2 trillion; (3) any mutual fund in which a same shareholder group, as described in items (1) and (2) above, owns more than 9% of the total shares issued and outstanding; (4) a private equity fund (under the Financial Investment Services and Capital Markets Act) where (i) the general partner of such private equity fund, (ii) the limited partner whose equity holding ratio in such private equity fund is 18% or more, or (iii) the limited partners, being member companies of a single group of companies that belong to the same conglomerate as defined in the Monopoly Regulations and Fair Trade Act, whose aggregate equity holding ratio in such private equity fund is 36% or more falls under either of item (1) to (3) above; or (5) a special purpose company of a private equity fund where a private equity fund, as described in item (4) above, owns 9% or more of the special purpose company’s issued and outstanding shares or has actual control over the major business affairs of the special purpose company through, for example, appointment and dismissal of the officers — may not acquire beneficial ownership of shares of a national bank in excess of 4% of such bank’s outstanding voting shares, provided that such non-financial business group companies may acquire beneficial ownership of:

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

Deposit Insurance System

The Depositor Protection Act provides, through a deposit insurance system, insurance for certain deposits of banks in Korea. Under the Depositor Protection Act, all banks governed by the Banking Act, including Shinhan Bank and Jeju Bank, are required to pay to the Korea Deposit Insurance Corporation an insurance premium on a quarterly basis at such rate as determined by the Presidential Decree to the Depositor Protection Act, which shall not exceed 0.5% of the bank’s insurable deposits in any given year. The current insurance premium is 0.02% of insurable deposits for each quarter. If the Korea Deposit Insurance Corporation pays the insured amount, it will acquire the claims of the depositors within the payment amount. Under current rules, the Korea Deposit Insurance Corporation insures only up to a total of ~~W~~50 million per an individual for deposits and interest in a single financial institution, regardless of when the deposits were made and the size of the deposits.

Restrictions on Foreign Exchange Position

Under the Korean Foreign Exchange Transaction Regulations, a bank’s net over purchased and oversold positions are each limited to 50% of the stockholders’ equity as of the end of the prior month.

Trust Business

A bank that intends to enter into the trust business must obtain the approval of the Financial Services Commission. Trust activities of banks are governed by the Financial Investment Services and Capital Markets Act. Banks engaged in the banking business and trust business are subject to certain legal and accounting procedures requirements, including the following:

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

In addition, a trustee bank must deposit with a court an amount equal to 0.02% of its paid-in capital each year until the aggregate amount of such court deposits reaches 2.5% or more of its paid-in capital. In the event that a trustee bank breaches its duty of care as a trustee and causes loss to its customers, the court deposits will be available as a source of compensation for such loss.

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

Since February 4, 2009, a trust business conducted by a bank has been governed by the Financial Investment Services and Capital Markets Act which replaced and superseded the Trust Business Act and the Indirect Investment Asset Management Business Act. In the event that a bank qualifies and operates as an asset management company, a trustee, a custodian or a general office administrator under the Financial Investment Services and Capital Markets Act, it is required to establish relevant operation and management systems to prevent potential conflicts of interest among the banking business, the asset management business, the trustee or custodian business and general office administration. These measures include:

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

Laws and Regulations Governing Other Business Activities

To enter the foreign exchange business, a bank must register with the Minister of the Ministry of Strategy and Finance. The foreign exchange business is governed by the Foreign Exchange Transaction Law. To enter the securities business, a bank must obtain the approval of the Financial Services Commission. The securities business is governed by regulations under the Financial Investment Services and Capital Markets Act. Pursuant to the above-mentioned laws, banks are permitted to engage in the foreign exchange business and the underwriting business for government and other public bonds.

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

The Financial Services Commission regulates credit card companies and licensed banks engaged in the credit card business by establishing guidelines or regulations on management of such companies. Moreover if the Financial Services Commission deems the financial condition of a credit card company or a licensed bank engaged in the credit card business to be unsound or such companies fail to satisfy the guidelines or regulations, the Financial Services Commission may take certain measures to improve the financial condition of such companies.

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

Pursuant to the Presidential Decree of the Specialized Credit Financial Business Act, as of the end of each quarter, a credit card company’s average balance of claim amounts during such quarter from engaging in the businesses set forth above in (iii) and (iv), excluding claim amounts arising from the provision of loans to companies, extension of new loans in connection with rescheduling of outstanding loans, the provision of mortgage loans and the provision of cash advances or any other loans to credit card members, may not exceed the average balance of claim amounts during such quarter from engaging in the businesses set forth above in (i), excluding a credit card business, and (v); provided, however, that with respect to any excess amount existing as of April 21, 2004, credit card companies have until December 31, 2008 to eliminate such excess amount.

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

Liquidity

Under the Specialized Credit Financial Business Act and regulations thereunder, a credit card company must maintain a Won liquidity ratio (Won-denominated current assets/Won-denominated current liabilities) of 100% or more. In addition, once a credit card company is registered as a foreign exchange business institution with the

Minister of the Ministry of Strategy and Finance, such credit card company is required to (1) maintain a foreign-currency liquidity ratio within three months (defined as foreign-currency liquid assets due within three months divided by foreign-currency liabilities due within three months) of not less than 80%, (2) maintain a ratio of foreign-currency liquid assets due within seven days (defined as foreign-currency liquid assets due within seven days less foreign-currency liabilities due within seven days, divided by total foreign-currency assets) of not less than 0% and (3) maintain a ratio of foreign-currency liquid assets due within a month (defined as foreign-currency liquid assets due within a month less foreign-currency liabilities due within a month, divided by total foreign-currency assets) of not less than negative 10%. The Financial Services Commission requires a credit card company to submit quarterly reports with respect to the maintenance of these ratios.

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

Furthermore, a credit card company may borrow funds from offshore or issue foreign currency denominated securities once it is registered as a foreign exchange business institution with the Minister of the Ministry of Strategy and Finance.

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

Restrictions on Shareholding in Other Companies

Under the Specialized Credit Financial Business Act and the Act on the Structural Improvement of the Financial Industry, a credit card company and its affiliate financial institutions (together a “group”) are required to obtain prior approval of the Financial Services Commission if such credit card company, together with its affiliate financial institutions, (i) owns 20% or more of outstanding voting shares of a target company or (ii) owns 5% or more of outstanding voting shares of a target company, and shall be deemed to have control of the target company, including being the largest shareholder of such target company or otherwise.

The indirect subsidiary of the financial holding company is prohibited from controlling any other company.

Disclosure and Reports

Pursuant to the Specialized Credit Financial Business Act and the regulations thereof, the ordinary disclosure requirement for a credit card company is to disclose any material matters relating to management performance, profits and losses, corporate governance, competence of the employees or risk management within three months from the end of each fiscal year and within two months from the end of the first half of the fiscal year. In addition, a credit card company is required to disclose on an on-going basis certain matters such as the occurrence of non-performing loans, a financial incident or losses exceeding certain amounts. Prior to December 29, 2005, a credit card company or a licensed bank engaging in the credit card business was required to submit its business reports and reports on actual results of management to the Financial Services Commission within one month from the end of each quarter. However, after the amendment to the regulations issued by the Financial Services Commission on December 29, 2005, a credit card company or a licensed bank engaging in the credit card business must submit such report as required by the Governor of Financial Supervisory Service, with certain important matters being reported as frequently as each month. In addition, all companies engaged in the specialized credit financial business under the Specialized Credit Financial Business Act, including, without limitation, credit card companies, must file a report to the Financial Supervisory Service regarding the result of settlement of accounts within one month after the end of its fiscal year. Also, these companies are required to conduct a provisional settlement of accounts for each quarter and file a report to the Financial Supervisory Service within one month after the end of such quarter.

Risk of Loss due to Lost, Stolen, Forged or Altered Credit Cards

Under the Specialized Credit Financial Business Act, upon notice from the holder of a credit card or a debit card of its loss or theft, a credit card company or a licensed bank engaged in the credit card business, as the case may be, is liable for any loss arising from the unauthorized use of credit cards or debit cards thereafter as well as any loss from unauthorized transactions made within 60 days prior to such notice. However, a credit card company or a licensed bank engaged in the credit card business, as the case may be, may transfer to the cardholder all or part of the risks of loss associated with unauthorized transactions made within 60 days prior to such notice, in accordance with the standard terms and conditions agreed between the credit card company or the licensed bank engaged in the credit card business, as the case may be, and the cardholder, provided that the loss or theft must be due to the cardholder’s willful misconduct or negligence. Disclosure of a cardholder’s password under duress or threat to the cardholder’s or his/her family’s life or health will not be deemed as the cardholder’s willful misconduct or negligence.

Moreover, a credit card company or a licensed bank engaged in the credit card business, as the case may be, is also responsible for any losses resulting from the use of forged or altered credit cards, debit cards and pre-paid cards. However, a credit card company or a licensed bank engaged in the credit card business, as the case may be, may transfer all or part of this risk of loss to holders of credit cards in the event of willful misconduct or gross negligence by holders of such cards if the terms and conditions of the written agreement entered between the credit card company or a licensed bank engaged in the credit card business, as the case may be, and holders of such cards specifically provide for such transfer. For these purposes, disclosure of a customer’s password that is made intentionally or through gross negligence, or the transfer of or giving as collateral of the credit card or debit card, is considered willful misconduct or gross negligence.

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

Pursuant to the Specialized Credit Financial Business Act, the Financial Services Commission may either impose a limit or take other necessary measures against a credit card company or a licensed bank engaged in the credit card business including, without limitation, with respect to the following:

•	set maximum limits for cash advances on credit cards;

•	use restrictions on debit cards with respect to per day or per transaction usage; or

•	aggregate issuance limits and maximum limits on the amount per card on pre-paid cards.

Lending Ratio in Ancillary Business

Pursuant to the Presidential Decree to the Specialized Credit Financial Business Act, as amended in December 2003, a credit card company or a licensed bank engaged in the credit card business, as the case may be, must maintain an aggregate quarterly average outstanding lending balance to credit card holders (including cash advances and credit card loans, but excluding restructured loans and revolving cash advances) no greater than its aggregate quarterly average outstanding credit card balance arising from the purchase of goods and services (excluding receivables arising from the purchase of goods and services by specially-related persons using “exclusive use card for business purposes,” as defined in the Tax Incentives Limitation Act) plus its aggregate quarterly amount of payments made by members using their debit cards; provided that, with respect to any excess amount existing as of December 31, 2003, the credit card companies have a grace period until December 31, 2007 to eliminate such excess amount.

Issuance of New Cards and Solicitation of New Card Holders

The Presidential Decree to the Specialized Credit Financial Business Act establishes the conditions under which a credit card company or a licensed bank engaged in the credit card business may issue new cards and solicit new members. Specifically, new credit cards may be issued only to the following persons: (i) persons who are at the age of 18 years or more at the time of applying for issuance of a credit card; (ii) persons whose capability to pay bills as they come due, as determined according to standards established by the credit card company or a licensed bank engaging in the credit card business, is verified; (iii) in the case of minors, persons who submit a guardian’s consent along with documents evidencing income, such as an employment certificate or a tax certificate; and (iv) persons whose identity have been verified.

In addition, a credit card company or a licensed bank engaged in the credit card business, as the case may be, may not engage in the following methods of soliciting credit card members: (i) providing economic benefits or conditioning such benefits in excess of 10% of the annual credit card fee (in the case of no-annual fee credit cards, the average annual fees will be ~~W~~10,000) in connection with issuance of credit cards; (ii) solicitation on streets and private roads as prescribed under the Road Act and Private Road Act, public place and corridors used by the general public; (iii) solicitation through visits, except those visits made upon prior consent and visits to a business area; (iv) solicitation through pyramid sales methods; and (v) solicitation through the Internet, as further discussed below.

In addition, a credit card company or a licensed bank engaged in the credit card business is required to check whether the credit card applicant has any delinquent debt owed to any other credit card company or other financial institutions which the applicant is unable to repay, and also require, in principle, with respect to solicitations made through the Internet, the certified electronic signature of the applicant. Moreover, persons who intend to engage in solicitation of credit card applicants must register with the Financial Services Commission, unless the solicitation is made by officers or employees of a credit card company or a company in business alliance with such credit card company.

Compliance Rules on Collection of Receivable Claims

Pursuant to the Specialized Credit Financial Business Act and its regulations, a credit card company or a licensed bank engaged in the credit card business are prohibited from collecting its claims by way of:

•	exerting violence or threat of violence;

•	informing a Related Party (a guarantor of the debtor, blood relative or fiancée of the debtor, a person living in the same household as the debtor or a person working in the same workplace as the debtor) of the debtor’s liability without just cause;

•	providing false information relating to the debtor’s obligation to the debtor or his or her Related Party;

•	threatening to sue or suing the debtor for fraud despite lack of affirmative evidence to establish that the debtor has submitted forged or false documentation with respect to his/her capacity to make payment;

•	visiting or telephoning the debtor during late hours between 9:00 p.m. and 8:00 a.m.; and

•	utilizing other uncustomary methods to collect the receivables thereby invading the privacy or the peacefulness in the workplace of the debtor or his or her Related Party.

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

A financial investment company may also engage in certain businesses ancillary to the primary business or certain other additional businesses by submitting a report to the Financial Services Commission at least seven days prior to the commencement of the business without obtaining any separate license. Approval to merge with any other entity or to transfer all or substantially all of a business must also be obtained from the Financial Services Commission.

Under the Act on the Structural Improvement of the Financial Industry, if the Korean government deems a financial investment company’s financial condition to be unsound or if a financial investment company fails to meet the applicable Net Operating Equity Ratio (as defined below), the government may order certain sanctions, including among others, sanctions against a financial investment company or its officers or employees, capital increase or reduction and a suspension or assignment of a part or all of business operation.

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

The financial soundness of a financial investment company is to be assessed, pursuant to the Financial Investment Services and Capital Markets Act and the regulations of the Financial Services Commission, in accordance with the Net Operating Equity Ratio of the company, which is to be calculated as follows and to be expressed as a percentage.

Net Operating Equity Ratio = Net Operating Equity/Total Risk × 100

The terms “Net Operating Equity” and “Total Risk” for the purpose of the above-stated formula are defined and elaborated in the regulations of the Financial Services Commission. Generally, the Net Operating Equity and the Total Risk are to be calculated according to the following formula:

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

Under the Insurance Business Act, approval to commence an insurance business must be obtained from the Financial Services Commission based on the type of insurance businesses, which are classified as life insurance business, non-life insurance business and third party insurance business. Life insurance business means an insurance business which deals with life insurance policies or pension insurance policies (including retirement insurance policies). Non-life insurance business means an insurance business which deals with fire insurance policies, marine insurance policies, car insurance policies, guaranty insurance policies, reinsurance policies, liability insurance policies or other insurance policies prescribed under the Presidential Decree of the Insurance Business Act. Third party insurance business means an insurance business which deals with injury insurance policies, health insurance policies or nursing care insurance policies. Under the Insurance Business Act, insurance companies are not allowed to engage in both a life insurance business and a non-life insurance business, subject to certain exceptions.

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

The Financial Services Commission amended the Regulation on Supervision of Insurance Business on March 23, 2009 to introduce the “risk based capital” regime. Under the risk based capital regime, the Standard Amount of Solvency Margin for life insurance companies is calculated as follows:

*	Insurance Risk, Interest Risk, Credit Risk, Market Risk and Operation Risk are defined under the Regulation on Supervision of Insurance Business.

Under the applicable provisions of the Regulation on Supervision of Insurance Business, as amended on March 23, 2009, an insurance company can opt to comply with the solvency margin requirements under the previous regulation for another two years following April 1, 2009. The stated intention of the regulators is that the change in the solvency margin regime to the risk based capital regime should not have any adverse effect on the insurance companies. Accordingly, until March 31, 2011, an insurance company may choose between solvency margin ratio calculated under the previous regulation and the risk based capital regime (whichever is more favorable to the insurance company). Since April 1, 2011, however, all insurance companies will be required to comply with the risk based capital regime.

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

Variable Insurance and Bancassurance Agents

Variable insurance is regulated pursuant to the Insurance Business Act and the Financial Investment Services and Capital Markets Act. In order for an insurance company to sell variable insurance to a policyholder and operate such variable insurance, the insurance company must obtain a license with respect to collective investment business from the Financial Services Commission and register as a selling company with the Financial Services Commission. In this case, according to the Financial Investment Services and Capital Markets Act, an insurance company will be regulated as an investment trust and assets acquired in connection with variable insurance must be held by a trust company that is registered with the Financial Services Commission pursuant to the Financial Investment Services and Capital Markets Act.

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

Restrictions on Investment of Assets

According to the Insurance Business Act, insurance companies are prohibited from making any of the following investment of assets:

•	subject to certain exceptions, owning precious metals, antiques, paintings and writings;

•	owning any real estate (excluding any real estate owned as a result of enforcing their own security interest) other than real estate for conducting its business as designated by the Presidential Decree. In any case, the total amount of real estate owned by an insurance company must not exceed 15% of its Total Assets;

•	loans made for the purpose of speculation in commodities or securities;

•	loans made directly or indirectly to enable a natural or legal person to buy their own shares;

•	loans made directly or indirectly to finance political campaigns and other similar activities; and

•	loans made to any of the insurance company’s officers or employees other than loans based on insurance policy or de minimis loans of up to (1) ~~W~~20 million in the case of a general loan, (2) ~~W~~50 million in the case of a general loan plus a housing loan, or (3) ~~W~~60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions.

In addition, insurance companies are not allowed to exceed the following limits in making the following investments:

•	with respect to holding unlisted stock, 10% of its Total Assets;

•	with respect to holding foreign currency under the Foreign Exchange Transaction Act or owning offshore real estate, 30% of its Total Assets; and

•	with respect to the sum of margins for a futures exchange designated by the Presidential Decree or a foreign futures exchange, 3% of its Total Assets.

Life insurance companies are required to lend 35% or greater of the annual increase in their corporate loans (with the exclusion of those to banks and securities companies) to the small- and medium -sized enterprises.

ITEM 4.C.	Organizational Structure

As of the date hereof, we have 12 direct and 18 indirect subsidiaries (not including any special purpose entities). The following diagram provides an overview of our organizational structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

All of our subsidiaries are incorporated in Korea, except for the following:

•	Shinhan Asia Limited (incorporated in Hong Kong);

•	Shinhan Bank America (incorporated in the United States);

•	Shinhan Bank Canada (incorporated in Canada);

•	Shinhan Bank (China) Limited (incorporated in the People’s Republic of China);

•	Shinhan Bank Europe GmbH (incorporated in Germany);

•	Shinhan Bank Kazakhstan Limited (incorporated in Kazakhstan);

•	Shinhan Bank Japan (incorporated in Japan);

•	Shinhan Khmer Bank Limited (incorporated in Cambodia);

•	Shinhan Vina Bank (incorporated in Vietnam);

•	Shinhan Vietnam Bank (incorporated in Vietnam);

•	Shinhan Investment Corp., Europe Ltd. (incorporated in the United Kingdom);

•	Shinhan Investment Corp., USA Inc. (incorporated in the United States); and

•	Shinhan Investment Corp., Asia Ltd. (incorporated in Hong Kong).

ITEM 4.D.	Properties

The following table provides information regarding certain of our properties in Korea.

		Area
		(In Square Meters)
			Site
Type of Facility	Location	Building	(If Different)

Registered office and corporate headquarters	120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea	59,519	5,418
Shinhan Investment Corp.	23-2, Youido-Dong, Youngdungpo-Gu, Seoul, Korea 150-312	70,170	4,765
Shinhan Centennial Building	117, Samgak-Dong, Jung-Gu, Seoul, Korea	19,697	1,389
Shinhan Bank Gwanggyo Branch	14, 1-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea	16,727	6,783
Shinhan Myongdong Branch	53-1, 1-Ga, Myong-Dong, Jung-Gu, Seoul, Korea	8,936	1,014
Shinhan Youngdungpo Branch	57, 4-Ga, Youngdungpo-Dong, Youngdungpo-Gu, Seoul, Korea	6,171	1,983
Shinhan Back Office Support Center	781, Janghang-Dong, Ilsan-Gu, Goyang-Si, Kyunggi Province, Korea	24,496	5,856
Shinhan Bank Back Office and Call Center	731, Yoksam-Dong, Kangnam-Gu, Seoul, Korea	23,374	7,964
Shinhan Bank Back Office and Storage Center	1704-Ga, Yongam-Dong, Sangdang-Gu, Cheongju-Si, Chungcheongbuk-Do, Korea	5,756	6,398
Shinhan Card Yoksam-Dong Building	790-5, Yoksam-Dong, Kangnam-Gu, Seoul, Korea	7,348	1,185

Our subsidiaries own or lease various land and buildings for their branches and sales offices.

As of December 31, 2009, Shinhan Bank had a countrywide network of 925 branches. Approximately 27.1% of these facilities were housed in buildings owned by us, while the remaining branches are leased properties. As of December 31, 2009, Jeju Bank had 40 branches of which we own 18 of the buildings in which the facilities are located, representing 45.0% of its total branches. Lease terms are generally from two to three years, and seldom exceed five years.

As of December 31, 2009, Shinhan Card had 69 branches, all but three of which are leased. Lease terms are generally from two to three years, and seldom exceed five years. We also lease Shinhan Card’s headquarters for a term of three years. Shinhan Bank houses its central mainframe computer system at its information technology centers in Ilsan, one of the suburban districts outside of Seoul. As of December 31, 2009, Shinhan Investment had 89 branches of which we own 10 of the buildings in which the facilities are located, representing 11.2% of its total branches. Lease terms are generally from two to three years, and seldom exceed five years. As of December 31, 2009, Shinhan Life had 160 branches which we leased for a term of generally one to two years.

The net book value of all the properties owned by us at December 31, 2009 was ~~W~~1,883 billion. We do not own any material properties outside of Korea.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the staff of the U.S. Securities and Exchange Commission regarding our periodic reports under the Securities Exchange Act of 1934, as amended.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and notes thereto included in this annual report. The following discussion is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP.

ITEM 5.A.	Operating Results

Overview

We are one of the leading financial institutions in Korea in terms of total assets, revenues, profitability and capital adequacy, among others. Incorporated on September 1, 2001, we are the first privately-held financial holding company to be established in Korea. Since inception, we have developed and introduced a wide range of financial products and services in Korea and aimed to deliver comprehensive financial solutions to clients through a convenient one-portal network. According to reports by the Financial Supervisory Service, we are one of the three largest financial services providers in Korea as measured by total assets as of December 31, 2009 and operate the third largest banking business (as measured by total assets as of December 31, 2009) and the largest credit card business (as measured by the total credit purchase volume as of December 31, 2009) in Korea.

Most of our assets are located in, and we generate most of our income from, Korea. Accordingly, our business and profitability are largely dependent on the general economic and social conditions in Korea, including interest rates, inflation, exports, personal expenditures and consumption, unemployment, demand for business products and services, debt service burden of households and businesses, the general availability of credit, the asset value of real estate and securities and other factors affecting the financial well-being of our corporate and retail customers. The Korean economy is closely integrated with, and is significantly affected by, developments in the global economy and financial markets. In recent years, the global economy and financial markets experienced hardship, which also had a significant adverse impact on the Korean economy and in turn on our business and profitability. See “Item 3.D. Risk Factors — Risks Relating to our Banking Business — Difficult conditions and turbulence in the Korean and global economy and financial markets may adversely affect our business, asset quality, capital adequacy and earnings”.

The recent financial crisis and economic downturn in Korea and globally presented a number of difficulties and challenges for financial institutions in Korea, including us, particularly in the form of deterioration in asset quality as an increasing number of corporate borrowers faced a liquidity crisis and were forced to undergo restructuring, sometimes at the behest of the Government which was concerned with containing the risk of systemic collapse by undertaking a preemptive and aggressive “fast track” restructuring program in collaboration with major creditor financial institutions with respect to troubled companies in industries that were particularly hard hit by the economic crisis, such as real estate development, construction, shipbuilding and shipping. The crisis also led to an increased need among Korean financial institutions for additional capital amid growing concerns about liquidity and capital adequacy of financial institutions, as well as an increase in funding costs.

Following the onset of the crisis, we experienced a significant deterioration in the quality of our assets, particularly with respect to corporate loans made to small- and medium-sized enterprises, which represents our traditional core customers. For example, Shinhan Bank’s delinquency ratio under Korean GAAP for corporate loans increased from 0.78% as December 31, 2007 to 1.06% as of December 31, 2008. In response to the crisis, we took active steps to tighten risk management in substantially all areas of our operations, including concerted efforts to improve the quality of our assets through prudent charge-offs and provisioning. For example, in 2008 and 2009, Shinhan Bank made substantial charge-offs of corporate loans (which amounted to ~~W~~252 billion in 2008 and ~~W~~659 billion in 2009 compared to ~~W~~109 billion in 2007) and set aside provisioning for corporate loans (which amounted to ~~W~~1,164 billion in 2008 and ~~W~~973 billion in 2009 compared to ~~W~~196 billion in 2007). In addition, in an attempt to further strengthen our capital base following the onset of the global financial crisis, we made a rights offering in March in the amount of ~~W~~1,310 billion. As a result of our such efforts, and also driven in part by the recovery of the Korean economy beginning in the second half of 2009, the quality of our assets and our capital adequacy have returned largely to, or exceeded, pre-crisis levels by the end of 2009, as evidenced by a decrease in Shinhan Bank’s delinquency ratio under Korean GAAP for corporate loans to 0.77% as of December 31, 2009, and our BIS ratio of 12.60% as of December 31, 2009 compared to 9.85% and 10.19% as of December 31, 2007 and 2008, respectively.

Compared to their impact on the corporate sector, the recent financial crisis and economic downturn had a less severe impact on our retail businesses, particularly in our retail banking and credit card businesses. This was largely because our retail loans are mostly home mortgage loans collateralized by residential properties and individuals and households traditionally are less prone to default on home mortgage loans. As a result, Shinhan Bank’s delinquency ratio under Korean GAAP for retail loans decreased modestly from 0.39% as December 31, 2007 to 0.35% as of December 31, 2008 and further slightly decreased to 0.34% as of December 31, 2009. As for our credit card business, partly as a result of active tightening of its risk management policy and a more disciplined credit approval policy, Shinhan Card’s delinquency ratio under Korean GAAP actually showed a decrease from 3.4% as of December 31, 2007 to 3.1% as of December 31, 2008 and 2.7% as of December 31, 2009.

We derive most of our income from interest earned on our corporate and retail loans, net of funding costs (which primarily consist of interest payable on customer deposits). Net interest income is largely a function of the average volume of loans and the net interest spread thereon. During the recent crisis, the average volume of loans and deposits increased. The average volume of loans increased largely as we continued to make secured housing loans while reducing exposure to unsecured lending, and corporate customers relied on bank loans as their sources of funding due to difficulties in finding alternative sources of funding in capital markets due to the credit crisis and the volatility in financial markets. However, due to the active involvement by the Government to maintain low interest rates in order to add liquidity to the general economy, net interest spreads tightened from 2007 to 2008 and from 2008 to 2009. From 2007 to 2008, the volume effect outweighed the rate effect, and Shinhan Bank’s net interest income increased from ~~W~~3,742 billion in 2007 to ~~W~~4,344 billion in 2008. From 2008 to 2009, the rate effect outweighed the volume effect, and Shinhan Bank’s net interest income decreased from ~~W~~4,344 billion in 2008 to ~~W~~3,701 billion in 2009. Net interest income after provision for loan losses, which Shinhan Bank significantly increased in 2008 and 2009 due to its enhanced risk management policies, including prudent additional provisioning, amounted to ~~W~~3,283 billion, ~~W~~3,415 billion and ~~W~~2,494 billion in 2007, 2008 and 2009, respectively.

As for Shinhan Card, its net interest income is largely dependent on the transaction volume and less sensitive to interest rate movements than our banking business, since merchant fees (representing a fixed percentage of a credit card purchase amount) provide a stable source of income and our credit card business relies on more diversified sources of funding such as commercial paper, corporate debentures (which have maturities longer than most bank deposit products) and asset-backed securitizations. The credit card transaction volume is largely dependent on overall trends of the general economy, such as general consumer spending patterns. As a result, net interest income from Shinhan Card increased from ~~W~~1,120 billion in 2007 to ~~W~~1,250 billion in 2008 and decreased to ~~W~~1,068 billion in 2009, in reflection of the relatively low impact of the recent global financial crisis on the retail sector.

Currently, there are increasing signs of recovery from the recent global financial crisis. However, uncertainties remain. On the one hand, governments worldwide are considering and/or implementing exit strategies by discontinuing or reducing fiscal stimulus designed to ensure sufficient liquidity in their respective economies and raising base interest rates amid inflationary concerns. A rise in interest rates generally results in an improvement of Shinhan Bank’s net interest margin. See “— Interest Rates” below. However, a general increase in market interest rates, especially if inappropriately timed, not properly coordinated with other macroeconomic policy, or at excessive levels, may unduly dampen economic recovery and trigger another credit crisis, which would adversely affect the liquidity and financial condition of our corporate and retail borrowers, which in turn may lead to deterioration in our credit exposure. On the regulatory front, the global financial crisis may have a legacy effect in the form of heightened regulatory scrutiny over key aspects of the financial sector and a call for more stringent capital adequacy requirements. Furthermore, within the Korean banking industry, potential consolidation following the intended privatization of government-invested banks may inject further uncertainty to the competitive environment among the major commercial banks. As for the credit card industry, as part of an effort to streamline the fee structure related to cash advances and curb excessive fees charged thereon, the Government plans to implement a regulation effective April 2010, which will have the effect of lowering the fee rate we apply to cash advances by our cardholder customers.

We believe that the following factors will also have material impacts on our principal business activities:

•	Banking. In recent years, commercial banks in Korea, including Shinhan Bank, have significantly expanded lending in the areas of home and mortgage loans to individuals and loans to small- to medium-enterprises. The global economic and financial crisis significantly increased the credit risk of such loans, which represents Shinhan Bank’s core lending activities, as well as the market risks of its new product offerings such as structured derivative products. The recent global crisis also increased the funding costs of foreign-denominated as well as Won-denominated borrowings, and has significantly affected liquidity in general, notwithstanding the active liquidity support provided by the Bank of Korea. Shinhan Bank’s deposit products increased in volume in the second half of 2008 due to the downturn in the Korean stock market, but the reduction in market interest rates may negatively impact the continuing popularity of our deposit products compared to other higher-yielding investment alternatives. We expect that the results of operation for our banking business will, at least in the short term, depend primarily on the strength of risk management, improvement of funding and the net interest margin and cost reduction, rather than a pricing competition among the commercial banks as was the case in the recent past, given the anticipated increases in capital and liquidity requirements by the Government in light of the recent global financial crisis.

•	Credit cards. In large part due to growing signs of recovery from the recent global financial crisis, Shinhan Card experienced an improvement in asset quality and lower funding costs starting in the second half of 2009. However, the credit card industry in Korea is showing signs of maturation while competition remains intense and may further intensify following the introduction and greater acceptance of mobile phone payments in substitution of credit card payments.

•	Securities brokerage. The securities brokerage industry in Korea has faced intensified competition due to the lowered barriers of entry among different securities and investment businesses as the result of the Financial Investment Services and Capital Markets Act enacted in February 2009. If the Korean stock market were to suffer another prolonged decline as a result of another global economic and financial crisis, we expect that the results of operation of our securities brokerage business will be negatively impacted.

•	Life insurance. While the life insurance industry in Korea has grown substantially in recent years due to the popularity of variable insurance products whose payout is tied to the performance of the stock market, we believe that a downturn in the stock market as well as a reduction in disposable income as a result of another onset of economic difficulties in Korea may lead to increased non-payment or delayed payments of insurance premiums or termination of existing insurance contracts. Further, if the low-interest environment continues, it may create difficulties for insurance companies, including our insurance subsidiaries, in finding alternative investment sources to operate the funds received in the form of insurance premiums.

Interest Rates

Interest rate movements, in terms of magnitude and timing as well as the divergence of such movements with respect to Shinhan Bank’s assets and liabilities, have a significant impact on its net interest margins and its profitability, particularly with respect to its financial products that are sensitive to such movements. For example, if the interest rates applicable to our loans (which are recorded as our assets) decrease or increase at a slower pace or by a thinner margin compared to the interest rates applicable to its deposits (which are recorded as our liabilities), our net interest margin will shrink and its profitability will be negatively affected. In addition, the relative size and composition of our variable rate loans and deposits (as compared to our fixed rate loan and deposits) may also impact our net interest margin. Furthermore, the difference in the average term of our loans compared to our deposits may also impact our net interest margin. For example, since our deposits tend to have a longer term, on average, than that of our loans, our deposits are on average less sensitive to movements in the base interest rates on which our deposits and loans tend to be pegged, and therefore, an increase in the base interest rates tend to increase our net interest margin while a decrease in the base interest rates tend to have the opposite effect. While we continually manage our assets and liabilities to minimize our exposure to the interest rate volatilities, such efforts by us may not mitigate the impact of interest rate volatility in a timely or effective manner.

The following table shows certain benchmark Won-denominated borrowing interest rates as of the dates indicated.

			Certificate
	Corporate	Treasury	of Deposit
	Bond Rates(1)	Bond Rates(2)	Rates(3)

June 30, 2005	4.41	4.02	3.54
December 31, 2005	5.52	5.08	4.09
June 30, 2006	5.20	4.92	4.59
December 31, 2006	5.29	4.92	4.86
June 30, 2007	5.66	5.26	5.00
December 31, 2007	6.77	5.74	5.82
June 30, 2008	6.88	5.90	5.37
December 31, 2008	7.72	3.41	3.93
June 30, 2009	5.39	4.16	2.41
December 31, 2009	5.53	4.41	2.86

Source: Korea Securities Dealers Association

Notes:

(1)	Measured by the yield on three-year AA- rated corporate bonds.

(2)	Measured by the yield on three-year treasury bonds.

(3)	Measured by the yield on certificates of deposit (with maturity of 91 days).

Acquisition of LG Card

On March 19, 2007, following a public tender offer, we acquired 98,517,316 shares, or 78.58%, of the common stock of LG Card at ~~W~~67,770 per share, resulting in a total equity ownership of 107,477,321 shares, or 85.73%, of common stock of LG Card based on the 7.15% interest in LG Card previously held by Shinhan Bank. Through a follow-on public offer in June and July 2007, we acquired 9,624,218 shares, or 7.68%, of the common stock of LG Card at ~~W~~46,392 per share from Shinhan Bank and others through a second tender offer on July 3, 2007 and the remaining 17,227,869 shares, or 13.74%, of the common stock of LG Card on September 21, 2007 through a share exchange, at an exchange ratio of 0.84932 common share of Shinhan Financial Group per common share of LG Card, which amounted to ~~W~~815 billion based on the exchange terms. On October 1, 2007, we effected a business transfer in which LG Card acquired and assumed all assets, liabilities and contracts of former Shinhan Card, and LG Card changed its name to “Shinhan Card.” Also, the former Shinhan Card changed its name to “SHC Management Co., Ltd.”, and on October 1, 2009, commenced its liquidation proceedings.

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
	(In billions of Won)

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
	(In billions of Won)

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

Fair Value Measurements

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

We adopted ASC 820-10 (formerly SFAS No. 157, “Fair Value Measurements”) effective January 1, 2008. ASC 820-10 defines fair value, expands disclosure requirements around fair value and specifies a three-level fair value hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. We determine the fair value of the financial instruments that are recognized or disclosed at fair value in the financial statements, whether on a recurring or non-recurring basis, in accordance with ASC 820-10. We adopted certain provisions of ASC 820-10 related to nonfinancial assets and nonfinancial liabilities that are not measured at fair value on a recurring basis since January 1, 2009.

ASC 820-10 requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is an, exit price, defined as a price received in exchange of assets disposed or paid in transferring liabilities between market participants, at the measurement date. As such, the Group’s own assumptions reflect those market participants used in pricing the asset or liability at the measurement date. The following is the description of fair value hierarchy based on pricing inputs.

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

Fair value is best determined based on quoted market prices, if available, and are classified as Level 1. If quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves as well as other relevant factors. Our management applies judgments in assessing the variables used in the fair valuation process and also if certain external market variables are less readily available and such significant assumptions or judgments employed in fair valuation could render subject securities to Level 3. Changes in model assumptions, market conditions and unexpected circumstances can affect the fair values of the securities and trading assets and liabilities.

Debt securities and equity securities with readily determinable fair values classified as available-for-sale are carried at fair value with corresponding changes recognized in other comprehensive income within stockholders’ equity, net of taxes. Debt securities classified as held-to-maturity securities are recorded at amortized cost. Equity securities that do not have readily determinable fair values are carried at cost except in the cases specific industry accounting practice is applied, e.g., Shinhan PEF 1st and 2nd, the Group’s wholly owned subsidiaries, are subject to accounting for investment companies and accordingly underlying assets are fair valued. Additionally, certain alternative investments classified as other investments under other assets which meet both of the criteria under ASC 820-10-15-4 are measured at fair value determined by net asset value per share and the resulting valuation gain or loss is recognized through profit or loss. Whether the equity securities have readily determinable fair values or not, when it is determined that other-than-temporary-impairment has occurred, the entire difference between market value and cost is recognized in earnings as realized loss. For debt securities, if an investor has the intent to sell the securities, or if it is more likely than not that it will be required to sell the securities before recovery of amortized cost basis, other-than-temporary-impairment must be recognized by the entire difference between market value and cost. However, when an investor does not have the intent to sell, or if it is more likely than not that it will not be required to sell the debt securities, only the credit related loss is recognized in current-period earnings, while non-credit related loss is recognized in other comprehensive income (“OCI”). In determining the credit loss amount, we measure the difference between the amortized cost basis and the net present value of the security, where we use our best estimate of the present value of cash flows expected to be collected from the debt security. The net present value is calculated by discounting the expected cash flows at the effective interest rate implicit in the security at the date of acquisition. Additionally, we perform regular assessment of various quantitative and qualitative factors to determine whether impairment is other-than-temporary. Such factors include the duration and extent of the decline in the fair values of securities, the current operating and future expected performance, market values of comparable companies, and changes in industry and market prospects. These factors can be adversely affected by changing economic conditions that are global or regional in nature or are issuer or industry specific. For certain securities without readily determinable fair values, we may periodically utilize external valuations performed by qualified independent valuation firms.

Trading assets and liabilities are carried at fair value with the corresponding changes recognized in earnings. The majority of our trading assets and liabilities that are actively traded are valued based on quoted market prices except for derivatives. Since few derivatives are actively traded, the majority of our derivatives are valued using internally developed models based on external market variables that can be independently validated by third party sources. However, certain derivatives are valued based on external market variables that are less readily available and are subject to management’s judgment. Also, in connection with ASC 820-10 adoption, we made some amendments to the valuation techniques used in measuring the fair value of derivatives and other positions. These amendments change the way that the probability of default of a counterparty is factored into the valuation of derivative positions and include the impact of our own credit risk on derivatives and other liabilities measured at fair value. We make adjustments to reflect such changes in credit risk of the counterparties and our own based on market-based measures of credit risk to the extent available, such as CDS spread, and also take into account collateral factors designed to reduce our credit exposure. For certain derivatives not valued by our internally developed models, we periodically utilize external valuations performed by qualified independent valuation firms.

For collateral dependent loans, impairment is measured based on the fair value of the collateral underlying the subject loan. When the carrying amount of the subject loan is higher than the fair value of the collateral, the carrying amount is written down to the fair value of the collateral and the fair value disclosure requirements of ASC 820-10 apply to the subject loan. The fair value of the collateral is determined as the present value of the estimated realizable value of the collateral at the expected time of the sale of such collateral. Once the valuation report of the court-appointed appraiser becomes publicly available as part of a foreclosure proceeding, we use the appraisal value for the collateral indicated in such report as the estimated realizable value of the collateral. However, until such publication, we use the valuation amount for the collateral as determined by outside independent appraisers at the time that the subject loan was initially approved, with adjustments made for the change in value from the effect of time passage and current market circumstances that may impact the value of the collateral.

Since there is no secondary market where collateral dependent loans are actively traded, they are measured for impairment based on the fair value of the underlying collateral. While outside appraisers (whether court-appointed or in connection with the initial approval of the subject loan) consider observable inputs such as the sale prices of assets similar to such collateral, additional adjustments based on unobservable inputs are warranted in the valuation of collateral subject to a court-supervised foreclosure proceeding since the auction from such proceeding tends to result in a sale price less than that obtainable from a sale transaction conducted in the ordinary course of business. This use of unobservable inputs makes it necessary to classify collateral dependent loans as Level 3.

Goodwill and Intangible Assets

Effective January 1, 2002, we adopted ASC 350 (formerly SFAS No. 142, “Goodwill and Other Intangible Assets”), as required by the accounting principles generally accepted in the United States.

ASC 350 classified intangible assets into three categories: (1) intangible assets with definite lives subject to amortization; (2) intangible assets with indefinite lives not subject to amortization; and (3) goodwill. For intangible assets with definite lives, tests for impairment must be performed if conditions exist that indicate the carrying amount may not be recoverable. For intangible assets with indefinite lives and goodwill, tests for impairment must be performed at least annually.

We recognized a significant amount of goodwill in connection with our acquisition of LG Card in 2007. In addition, we acquired the credit card relationship intangible asset, in connection with the acquisition of LG Card. For discussions on the nature and accounting for goodwill and intangible assets see Notes 1, 3 and 10 in “Index to Financial Statements — Notes to the consolidated financial statements of Shinhan Financial Group.”

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

We do not amortize goodwill or indefinite-lived intangibles consisting of court deposits and borrowings from Korea Securities Finance Corporation. Instead, we perform tests for impairment of goodwill annually or more frequently if events or circumstances indicate it might be impaired. Such tests include comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value is less than the carrying value, a second test is required to measure the amount of goodwill impairment. The second step of the goodwill impairment test compares the implied fair value of reporting unit goodwill with the carrying value of that goodwill. If the carrying value of reporting unit goodwill exceeds the implied fair value of that goodwill, we recognize an impairment loss in an amount equal to that excess. Tests for indefinite-lived intangible assets, including borrowings from Korea Securities Finance Corporation and court deposits at Shinhan Bank, are also carried out on an annual basis on an asset-by-asset basis, or more frequently if events or circumstances indicate they might be impaired. Impairment assessments are performed using a variety of valuation methodologies, including discounted cash flow estimates. Management estimates the future cash flows expected to be derived from the use and, if applicable, the terminal value of the assets. The key variables that management must estimate include, among other factors, market trading volume, market share, fee income, growth rate and profitability margin. Although the assumptions used are consistent with our internal planning, significant management judgment is involved in estimating these variables, which include inherent uncertainties. A discount rate is applied to the cash flow estimates considering cost of capital rate and specific country and industry risk factors. The cash flows of Shinhan Bank’s reporting units were discounted using discount rates ranging from 12.53% to 13.18% during 2009.

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

Consolidation

ASC 810-10, Consolidation (formerly FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities (revised December 2003) (FIN 46(R)), a variable interest entity (“VIE”) is consolidated by the company holding the variable interest that will absorb a majority of the VIE’s expected losses, or receive a majority of the expected residual returns, or both. All other entities are evaluated for consolidation under other subtopics of ASC 810-10 (formerly Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements, and SFAS No. 94, Consolidation of All Majority-Owned Subsidiaries ). The company that consolidates a VIE is referred to as the primary beneficiary. A variety of complex estimation processes involving both qualitative and quantitative factors are used to determine whether an entity is a variable interest entity, to analyze and calculate expected losses and expected residual returns, which involves estimating the future cash flows of the VIE and analyzing the variability in those cash flows, and allocating the losses and returns among the parties holding variable interests. Also, there is a significant amount of judgment required in interpreting the provisions of ASC 810-10 and applying them to specific transactions.

In our case, ASC 810-10 apply to certain asset securitization transactions involving our corporate loans, credit card receivables, mortgage and student loans, financing activities conducted for corporate clients, including conduits that we administer and/or provide liquidity facilities, as well as for our own funding needs, and investing activities conducted for our own account, such as beneficial certificates in investment trusts and for our customers, such as guaranteed trusts.

See Note 36 of the notes to our consolidated financial statements included in this annual report for additional information related to VIEs.

In connection with certain asset securitization transactions, we do not sell assets to an entity referred to as a qualifying special-purpose entity (QSPE) as defined pursuant to ASC 810-10.

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

Deferred Policy Acquisition Costs (DAC)

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

Valuation Allowance for Deferred Income Tax Assets

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

In 2009, we decided that it is more likely than not that we will not be able to utilize in the future certain net deferred tax assets of net operating loss carryforwards of Shinhan Financial Group. Thus we recorded valuation allowance of ~~W~~104.9 billion on such deferred tax assets.

See Note 24 of the notes to our consolidated financial statements included in this annual report for additional information related to deferred tax assets and valuation allowance.

Average Balance Sheet and Volume and Rate Analysis

Average Balance Sheet and Related Interest

The following table shows our average balances and interest rates, as well as the net interest spread, net interest margin and asset liability ratio, in 2007, 2008 and 2009.

	Year Ended December 31,
	2007					2008					2009
			Interest					Interest					Interest
	Average		Income/		Yield/	Average		Income/		Yield/	Average		Income/		Yield/
	Balance(1)		Expense		Rate	Balance(1)		Expense		Rate	Balance(1)		Expense		Rate
	(In billions of Won, except percentages)

Assets:
Interest-bearing deposits	~~W~~	3,412	~~W~~	150	4.40%	~~W~~	5,458	~~W~~	282	5.17%	~~W~~	7,114	~~W~~	191	2.68%
Call loans and securities purchased under resale agreements		2,506		111	4.43		2,862		99	3.46		5,600		102	1.82
Trading assets		7,432		300	4.04		8,726		469	5.37		8,035		227	2.83
Securities(2)		28,388		1,403	4.94		32,837		1,775	5.41		38,433		1,852	4.82
Loans(3):
Commercial and industrial		47,492		3,071	6.47		56,002		3,778	6.75		54,838		3,186	5.81
Other commercial		27,436		1,909	6.96		29,929		2,236	7.47		35,171		1,923	5.47
Lease financing		1,201		69	5.66		1,487		94	6.32		1,592		100	6.28

Total corporate		76,129		5,049	6.63		87,418		6,108	6.99		91,601		5,209	5.69

	Year Ended December 31,
	2007					2008					2009
			Interest					Interest					Interest
	Average		Income/		Yield/	Average		Income/		Yield/	Average		Income/		Yield/
	Balance(1)		Expense		Rate	Balance(1)		Expense		Rate	Balance(1)		Expense		Rate
	(In billions of Won, except percentages)

Mortgage and home equity		30,605		1,938	6.33		33,579		2,314	6.89		37,991		1,775	4.67
Credit cards		12,555		1,517	12.08		14,458		1,765	12.21		13,585		1,568	11.54
Other consumer		22,625		1,681	7.43		25,803		1,922	7.45		23,869		1,673	7.01

Total consumer		65,785		5,136	7.81		73,840		6,001	8.13		75,445		5,016	6.65

Total loans		141,914		10,185	7.18		161,258		12,109	7.51		167,046		10,225	6.12

Other interest-earning assets		—		—	—		—		—	—		—		—	—

Total interest-earning assets(4)	~~W~~	183,652	~~W~~	12,149	6.62%	~~W~~	211,141	~~W~~	14,734	6.98%	~~W~~	226,228	~~W~~	12,597	5.57%

Non-interest-earning assets:
Cash and cash equivalents		4,585		—			4,546		—			5,132		—	—
Other assets		24,716		—			32,514		—			35,381		—	—

Total assets	~~W~~	212,953	~~W~~	12,149		~~W~~	248,201	~~W~~	14,734		~~W~~	266,741	~~W~~	12,597

Liabilities:
Interest-bearing deposits:
Interest-bearing demand deposits	~~W~~	8,455	~~W~~	35	0.41%	~~W~~	5,786	~~W~~	45	0.78%	~~W~~	7,399	~~W~~	33	0.45%
Savings deposits		30,583		626	2.05		30,877		716	2.32		36,876		449	1.22
Certificates of deposit		15,475		808	5.22		16,152		959	5.94		11,802		647	5.48
Other time deposits		44,397		2,020	4.55		60,437		2,983	4.94		77,961		3,052	3.91
Mutual installment deposits		567		22	3.88		291		11	3.78		189		7	3.70

Total interest-bearing deposits		99,477		3,511	3.53		113,543		4,714	4.15		134,227		4,188	3.12

Short-term borrowings (including call money)		16,810		702	4.18		21,713		916	4.22		17,180		580	3.38
Secured borrowings		10,635		510	4.80		9,473		563	5.94		7,995		331	4.14
Long-term debt		42,316		2,256	5.33		49,876		2,762	5.54		46,847		2,277	4.86
Other interest-bearing liabilities		—		—	—		—		—	—		—		—	—

Total interest bearing liabilities	~~W~~	169,238	~~W~~	6,979	4.12%	~~W~~	194,605	~~W~~	8,955	4.60%	~~W~~	206,249	~~W~~	7,376	3.58%

Non-interest-bearing liabilities:
Non-interest-bearing deposits		2,736		—			2,615		—			2,439		—
Trading liabilities		1,671		—			6,710		—			8,543		—
Bank acceptance outstanding		339		—			401		—			2,418		—
Accrued expenses and other liabilities		18,939		—			22,847		—			25,019		—
Total Group stockholders’ equity		19,842		—			20,761		—			21,751		—
Noncontrolling interest		188					262		—			322		—

Total liabilities and equity	~~W~~	212,953	~~W~~	6,979		~~W~~	248,201	~~W~~	8,955		~~W~~	266,741	~~W~~	7,376

Net interest spread(4)					2.49%					2.38%					1.99%
Net interest margin(5)					2.82%					2.74%					2.31%
Average asset liability ratio(6)					108.52%					108.50%					109.69%

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank and Jeju Bank and (b) quarterly balances for other subsidiaries.

(2)	Represents the average balance and yield on securities are based on amortized cost. The yield on the available-for-sale portfolio is based on average historical cost balances, therefore, the yield information does not give effect to changes in fair value that are reflected as a component of stockholders’ equity.

(3)	Non-accruing loans are included in the respective average loan balances. Income on such non-accruing loans is no longer recognized from the date the loan is placed on nonaccrual status. We reclassify loans as accruing when interest (including default interest) and principal payments are current.

(4)	Represents the difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities.

(5)	Represents the ratio of net interest income to average interest-earning assets.

(6)	Represents the ratio of average interest-earning assets to average interest-bearing liabilities.

Analysis of Changes in Net Interest Income — Volume and Rate Analysis

The following tables provide an analysis of changes in interest income, interest expense and net interest income between changes in volume and changes in rates for (i) 2008 compared to 2007 and (ii) 2009 compared to 2008. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities in proportion to absolute volume and rate change. The variance caused by the change in both volume and rate has been allocated in proportion to the absolute volume and rate change.

	From 2007 to 2008
	Interest Increase (Decrease)
	Due to Change in
	Volume		Rate		Change
	(In billions of Won)

Increase (decrease) in interest income
Interest-bearing deposits	~~W~~	102	~~W~~	30	~~W~~	132
Call loans and securities purchased under resale agreements		14		(26)		(12)
Trading assets		58		111		169
Securities		233		139		372
Loans:
Commercial and industrial		569		138		707
Other commercial		181		146		327
Lease financing		17		8		25

Total corporate		767		292		1,059

Mortgage and home equity		197		179		376
Credit cards		232		16		248
Other consumer		237		4		241

Total consumer		666		199		865

Total loans		1,433		491		1,924

Other interest-earning assets		—		—		—

Total interest income		1,840		745		2,585

Increase (decrease) in interest expense
Interest bearing deposits:
Demand deposits		(14)		24		10
Savings deposits		6		84		90
Certificates of deposit		37		114		151
Other time deposits		780		183		963
Mutual installment deposits		(10)		(1)		(11)

Total interest-bearing deposits		799		404		1,203

Short-term borrowings		207		7		214
Secured borrowings		(60)		113		53
Long-term debt		416		90		506
Other interest-bearing liabilities		—		—		—

Total interest expense		1,362		614		1,976

Net increase (decrease) in net interest income	~~W~~	478	~~W~~	131	~~W~~	609

	From 2008 to 2009
	Interest Increase (Decrease)
	Due to Change in
	Volume		Rate		Change
	(In billions of Won)

Increase (decrease) in interest income
Interest-bearing deposits	~~W~~	70	~~W~~	(161)	~~W~~	(91)
Call loans and securities purchased under resale agreements		65		(62)		3
Trading assets		(35)		(207)		(242)
Securities		282		(205)		77
Loans:
Commercial and industrial		(77)		(515)		(592)
Other commercial		350		(663)		(313)
Lease financing		7		(1)		6

Total corporate		280		(1,179)		(899)

Mortgage and home equity		276		(815)		(539)
Credit cards		(104)		(93)		(197)
Other consumer		(139)		(110)		(249)

Total consumer		33		(1,018)		(985)

Total loans		313		(2,197)		(1,884)

Other interest-earning assets		—		—		—

Total interest income		695		(2,832)		(2,137)

Increase (decrease) in interest expense
Interest bearing deposits:
Demand deposits		10		(22)		(12)
Savings deposits		120		(387)		(267)
Certificates of deposit		(243)		(69)		(312)
Other time deposits		761		(692)		69
Mutual installment deposits		(4)		—		(4)

Total interest-bearing deposits		644		(1,170)		(526)

Short-term borrowings		(172)		(164)		(336)
Secured borrowings		(79)		(153)		(232)
Long-term debt		(161)		(324)		(485)
Other interest-bearing liabilities		—		—		—

Total interest expense		232		(1,811)		(1,579)

Net increase (decrease) in net interest income	~~W~~	463	~~W~~	(1,021)	~~W~~	(558)

Results of Operation

2009 Compared to 2008

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income.

	Year Ended December 31,
	2008		2009		% Change
	(In billions of Won, except percentages)

Interest and dividend income:
Interest and fees on loans	~~W~~	12,109	~~W~~	10,225	(15.6)%
Interest and dividends on securities		1,775		1,852	4.3
Trading assets		469		227	(51.6)
Other interest income		381		293	(23.1)

Total interest and dividend income	~~W~~	14,734	~~W~~	12,597	(14.5)%

Interest expense:
Interest on deposits	~~W~~	4,714	~~W~~	4,188	(11.2)%
Interest on short-term borrowings		866		555	(35.9)
Interest on secured borrowings		563		331	(41.2)
Interest on long-term debt		2,762		2,277	(17.6)
Other interest expense		50		25	(50.0)

Total interest expense		8,955		7,376	(17.6)

Net interest income	~~W~~	5,779	~~W~~	5,221	(9.7)%

Net interest margin(1)		2.74%		2.31%

N/M = not meaningful

Note:

(1)	Represents the ratio of net interest income to average interest-earning assets. See “— Average Balance Sheet and Volume and Rate Analysis — Average Balance Sheet and Related Interest.”

Interest and dividend income.  The 14.5% decrease in interest and dividend income is due primarily to a 15.6% decrease in interest and fees on loans. The decrease in interest and fees on loans was due primarily to a decrease in the average lending rate, which was partially offset by an increase in the volume of loans made. The average lending rate decreased from 7.51% in 2008 to 6.12% in 2009, as a result of a decrease in the average lending rate for corporate loans from 6.99% in 2008 to 5.69% in 2009 and a decrease in the average lending rate for retail loans from 8.13% in 2008 to 6.65% in 2009. The decrease in lending rates for both corporate and retail loans was principally due to the lowering of the base rate set by the Bank of Korea in an effort by the Government to increase the supply of liquidity in the Korean financial markets in light of the recent global credit crisis, which remained low throughout the rest of 2008 and 2009. In the meanwhile, the average balance of our loans increased by 3.6% from ~~W~~161,258 billion in 2008 to ~~W~~167,046 billion in 2009. The average balance of our corporate loans increased by 4.8% from ~~W~~87,418 billion in 2008 to ~~W~~91,601 billion in 2009, primarily due to an increase in other commercial loans, which was largely due to the significant purchase of commercial papers in the second half of 2008 in response to lowered market interest rates as part of our asset management strategy, most of which commercial papers we largely continue to hold throughout 2009. The average balance of our consumer loans increased by 2.2% from ~~W~~73,840 billion in 2008 to ~~W~~75,445 billion in 2009, primarily due to an increase in mortgage and home equity lending, which more than offset a decrease in unsecured lending, resulting mainly from our enhanced risk management policy to reduce such loans to improve asset quality.

More specifically, the decrease in interest and dividend income was due to the following:

•	a 16.4% decrease in interest and fees on consumer loans from ~~W~~6,001 billion in 2008 to ~~W~~5,016 billion in 2009 and a 14.7% decrease in interest and fees on corporate loans from ~~W~~6,108 billion in 2008 to ~~W~~5,209 billion in 2009, which was largely due to a decrease in lending rates charged for variable rate retail and corporate loans as a result of the decrease in the base rate, which more than offset an increase in the average balances of retail and corporate loans;

•	a 15.7% decrease in interest and fees on commercial and industrial loans from ~~W~~3,778 billion in 2008 to ~~W~~3,186 billion in 2009, which was primarily due to a decrease in the average balance of commercial and industrial loans from ~~W~~56,002 billion in 2008 to ~~W~~54,838 billion in 2009, which resulted largely from increased repayment of existing loans by large corporate borrowers in light of the greater liquidity in the domestic credit market;

•	a 14.0% decrease in interest and fees on other commercial loans from ~~W~~2,236 billion in 2008 to ~~W~~1,923 billion in 2009, which was primarily due to a general decrease in market interest rates, the effect of which was partially offset by an increase in the amount of discounted notes held by us as part of our asset management strategy;

•	a 23.3% decrease in interest and fees on mortgage and home equity loans from ~~W~~2,314 billion in 2008 to ~~W~~1,775 billion in 2009, which was primarily due to a decrease from 6.89% to 4.67% in the average lending rate on mortgage and home equity loans, which more than offset the steady increase in the average balance of the mortgage and home equity loans from ~~W~~33,579 billion in 2008 to ~~W~~37,991 billion in 2009 due to the improved housing market in the second half of 2009; and

•	a 13.0% decrease in interest and fees on other consumer loans from ~~W~~1,922 billion in 2008 to ~~W~~1,673 billion in 2009, which was primarily due to a decrease in the average balance of other consumer loans from ~~W~~25,803 billion in 2008 to ~~W~~23,869 billion in 2009, resulting largely from a decrease in unsecured lending in line with our enhanced risk management policy in light of the recent global financial crisis.

The 4.3% increase in interest and dividends on securities from ~~W~~1,775 billion in 2008 to ~~W~~1,852 billion in 2009 was due primarily to a 17.0% increase in the average balance of securities from ~~W~~32,837 billion in 2008 to ~~W~~38,433 billion in 2009, which was more than offset by a decrease by 59 basis points in the average yield on securities from 5.41% in 2008 to 4.82% in 2009. The average balance of securities increased as a result of an increase in the appraisal value of our securities. The decrease in the average yield of securities was largely due to the general decrease in market interest rates in Korea in 2009.

Interest expense.  Interest expense decreased by 17.6% from ~~W~~8,955 billion in 2008 to ~~W~~7,376 billion in 2009, due primarily to a 11.2% decrease in interest expense on interest-bearing deposits from ~~W~~4,714 billion in 2008 to ~~W~~4,188 billion in 2009 and a 24.8% decrease in interest expense on borrowings from ~~W~~4,241 billion in 2008 to ~~W~~3,188 billion in 2009.

The decrease in interest expense on interest-bearing deposits was due to a decrease in the average interest rate payable by us on interest-bearing deposits by 103 basis points from 4.15% in 2008 to 3.12% in 2009, which more than offset a 18.2% increase in the average balance of interest-bearing deposits (particularly time and savings deposits) from ~~W~~113,543 billion in 2008 to ~~W~~134,227 billion in 2009. The decrease in the average interest rate payable on interest-bearing deposits resulted mainly from the overall decrease in market interests as governments worldwide, including Korean government, actively lowered base rates in order to increase the supply of liquidity in response to the global credit crisis. As a result, the average interest rates payable on demand deposits, savings deposits, certificates of deposits and other time deposits decreased from 0.78%, 2.32%, 5.94% and 4.94%, respectively, in 2008 to 0.45%,1.22%, 5.48% and 3.91%, respectively, in 2009. The increase in the average balance of interest-bearing deposits was primarily due to a 25.8% increase in the average balance of time and savings deposits from ~~W~~91,314 billion in 2008 to ~~W~~114,837 billion in 2009, which mainly resulted from the increasing preference among consumers for depositary products which are relatively safer and more stable compared to alternative investment products with higher risk-return profiles, such as stocks, in light of the volatile equity markets following the recent global financial crisis, as well as a change in our groupwide funding strategy in the aftermath of such crisis to rely more on quality long-term deposits rather borrowings or corporate debentures as the primary source of our funding. The average balance of demand deposits increased by 27.9% from ~~W~~5,786 billion in 2008 to ~~W~~7,399 billion in 2009 for similar reasons. However, the average balance of certificates of deposit decreased by 26.9% from ~~W~~16,152 billion in 2008 to ~~W~~11,802 billion in 2009 largely due to our active policy of increasing other time deposits instead of certificates of deposit in order to secure a more stable source of funding.

The decrease in interest expense on borrowings was due to a 36.7% decrease in the average balance of short-term borrowings from ~~W~~916 billion in 2008 to ~~W~~580 billion in 2009, a 41.2% decrease on secured borrowings from ~~W~~563 billion in 2008 to ~~W~~331 billion in 2009, a 17.6% decrease on long-term debt from ~~W~~2,762 billion in 2008 to ~~W~~2,277 billion in 2009, and a decrease in the short term, secured and long term borrowing rates by 84 basis points from 4.22% in 2008 to 3.38% in 2009, by 180 basis points from 5.94% in 2008 to 4.14% in 2009 and by 68 basis points from 5.54% in 2008 to 4.86% in 2009, respectively, mainly as a result of our enhanced risk management policies to increase the proportion of the more risk-averse interest-bearing deposits compared to borrowings in our liabilities portfolio following the global credit crisis.

Net interest margin.  Net interest margin represents the ratio of net interest income to the average volume of interest-earning assets. Our overall net interest margin decreased by 43 basis points from 2.74% in 2008 to 2.31% in 2009, primarily due to a decrease by 39 basis points in net interest spread from 2.38% in 2008 to 1.99% in 2009, which more than offset the 7.1% increase in the average volume of interest-earning assets from ~~W~~211,141 billion in 2008 to ~~W~~226,228 billion in 2009. Net interest spread, which represents the difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities, decreased primarily due to the relatively longer time lag for interest-bearing liabilities compared to interest-earning assets in reflecting the reduction in base interest rates set by the Bank of Korea. For example, the interest rates for time and savings deposits, which comprise the substantial majority of our interest-bearing deposits, are typically reset on an annual basis, and corporate debentures issued by us typically carry a fixed rate for a term of one year or more, while the interest rates for variable-rate corporate and retail loans, which represented most of our interest-earning assets, are typically reset on a quarterly basis.

Provision for loan losses

For a discussion of our loan loss provisioning policy, see “Item 4.B. Business Overview — Description of Assets and Liabilities — Loans — Provisioning Policy.”

Our provision for loan losses increased by 32.8% from ~~W~~1,319 billion in 2008 to ~~W~~1,751 billion in 2009, primarily due to prudent charge-off of low-quality assets as part of our enhanced risk management policy to improve the overall quality of assets held by us in the aftermath of the recent global financial crisis. Loan loss allowance against our loans increased by 13.7% from ~~W~~3,201 billion as of December 31, 2008 to ~~W~~3,638 billion as of December 31, 2009, primarily as a result of an increase in our consumer loan assets and a deterioration in asset quality of corporate loans, particularly in the shipping, shipbuilding and real estate development sectors.

The following table sets forth for the periods indicated the components of provision for loan and other credit losses by product type.

	As of December 31,
	2008		2009		% Change
	(In billions of Won, except
	percentages)

Total (reversal of) provision for loan losses (A):
Corporate	~~W~~	1,288	~~W~~	1,477	14.7%
Mortgages and home equity		8		1	(87.5)
Other consumer		(3)		189	N/M
Credit cards		26		84	N/M

		1,319		1,751	32.8%

Total (reversal of) provision for off-balance sheet credit instruments (B):
Guarantees and acceptances	~~W~~	170	~~W~~	93	(45.3)%
Unused portions of credit line		(52)		357	N/M

		118		450	N/M

Total provision for credit losses (A+B)	~~W~~	1,437	~~W~~	2,201	53.2%

N/M = not meaningful

Provision for loan losses for corporate loans increased by 14.7% from ~~W~~1,288 billion in 2008 to ~~W~~1,477 billion in 2009, primarily due to prudent charge-off of low-quality corporate loan assets as part of our enhanced risk management policy to improve the overall quality of assets held by us in the aftermath of the recent global financial crisis. Loan loss allowance against our corporate loans increased by 21.8% from ~~W~~2,449 billion as of December 31, 2008 to ~~W~~2,982 billion as of December 31, 2009, primarily as a result of a deterioration in asset quality of corporate loans, particularly in the shipping, shipbuilding and real estate development sectors. Specifically, in December 2008, the Government announced a program to promote a “fast-track” restructuring of such borrowers by their Korean creditor financial institutions, under the supervision of major commercial banks. In accordance with such program, 29 construction companies and eight shipbuilding companies became subject to workout in February and March 2009, following review by their creditor financial institutions (including Shinhan Bank) and the Korean government. Currently, ten construction companies and two shipbuilding companies remain under our supervision in connection with such program. Our total exposure to such companies amounted to ~~W~~503 billion as of December 31, 2009, we have established an allowance for the loans and off-balance sheet credit instruments for such companies amounting to ~~W~~119 billion and ~~W~~18 billion, respectively, as of December 31, 2009. In addition, we continued to be involved in fast-track restructuring of other companies, particularly, small- to medium-sized enterprises in the shipping, shipbuilding and real estate development sectors. Net charge-offs of our corporate loans increased significantly from ~~W~~249 billion in 2008 to ~~W~~944 billion in 2009, primarily as a result of prudent charge-off undertaken by us in 2009 in the aftermath of the recent global financial crisis. The non-performing loan ratio of our corporate loans increased from 1.15% as of December 31, 2008 to 1.28% as of December 31, 2009, primarily as a result of deterioration in asset quality of corporate loans, particularly in the shipping, shipbuilding and real estate development sectors.

Provision for loan losses for mortgage and home equity loans and other consumer loans significantly increased from ~~W~~5 billion in 2008 to ~~W~~190 billion in 2009, primarily as a result of prudent charge-off undertaken by us in 2009 in the aftermath of the recent global financial crisis. We recorded reversal of net charge-off of our mortgage and home equity loans and other consumer loans in the amount of ~~W~~5 billion in 2008 compared to net charge-off of ~~W~~166 billion in 2009. Total allowance for losses for our mortgage and home equity loans and other consumer loans increased by 15.3% from ~~W~~157 billion in 2008 to ~~W~~181 billion in 2009 primarily as a result of an increase in the volume of retail lending.

We recorded provision for loan losses against credit card loans of ~~W~~84 billion in 2009 compared to provision for loan losses of ~~W~~26 billion in 2008, primarily as a result of increased charge-off. The non-performing loan ratio of our credit card loans decreased from 1.17% in 2008 to 1.13% in 2009, and total allowances for credit card loans decreased by 20.2% from ~~W~~595 billion in 2008 to ~~W~~475 billions in 2009, in each case, primarily due to the decrease of non-delinquent loans and general improvement in asset quality of our loans as a result of increased charge-offs.

Provision for off-balance sheet credit instruments significantly increased from ~~W~~118 billion in 2008 to ~~W~~450 billion in 2009, primarily as a result of a change in accounting policy related to such provision, increased credit card usage for cash advances and prudent provisioning for off-balance sheet credit instruments in respect of credit card usage in anticipation of lower interest rates applicable to cash advances, which became effective in April 2010.

Non-interest Income

The following table sets forth for the periods indicated the components of our noninterest income.

	As of December 31,
	2008		2009		% Change
	(In billions of Won, except percentages)

Non interest income
Commissions and fees from non-trust management:
Brokerage fees and commissions(1)	~~W~~	626	~~W~~	569	(9.1)%
Other fees and commissions(2)		1,969		2,132	8.3
Net trust management fees(3)		69		69	—
Net trading profits		584		(517)	N/M
Net gains (losses) on securities		(135)		308	N/M
Gain on other investment		317		268	(15.5)
Net gain (loss) on foreign exchange		(566)		956	N/M
Insurance income		1,329		1,229	(7.5)
Other		379		671	77.0

Total noninterest income	~~W~~	4,572	~~W~~	5,685	24.3%

N/M = not meaningful

Notes:

(1)	Consists of commissions, fees and markup on securities brokerage activities.

(2)	Includes commissions received on remittance, commissions received on imports and export letters of credit and commissions received from foreign exchange transactions.

(3)	Consists principally of fees from management of trust accounts in our banking operations.

The 24.3% increase in non-interest income was largely due to the net gain on foreign exchange translation related to the appreciation of the Won compared to the U.S. dollar, net gain from increased volume of foreign exchange transactions and net gain on securities which resulted from the sale of available-for-sale securities which appreciated in value. Such gains more than offset the loss from net trading profits related to foreign currency derivative transactions resulting from decreased transaction and translation gains.

Non-interest Expenses

The following table shows, for the periods indicated, the components of our noninterest expense.

	Year Ended December 31,
	2008		2009		% Change
	(In billions of Won, except percentages)

Employee compensation and other benefits	~~W~~	1,817	~~W~~	2,000	10.1%
Depreciation and amortization		871		714	(18.0)
General and administrative expenses		882		868	(1.6)
Credit card fees		700		742	6.0
Provision (reversal) for other losses		(18)		166	N/M
Insurance fees on deposits		133		162	21.8
Other fees and commission expenses		422		454	7.6
Taxes (except income taxes)		179		143	(20.1)
Insurance operating expense		1,038		1,456	40.3
Other		703		432	(38.5)

Total noninterest expenses	~~W~~	6,727	~~W~~	7,137	6.1%

N/M = not meaningful

The 6.1% increase in non-interest expense was principally due to an increase in employee compensation and other benefits and an in insurance operating expense, which more than offset a decrease in other expense related to the depreciation and amortization of intangible assets, depreciated on an accelerated basis. Employee compensation and other benefits increased by 10.1%, mainly due to increased severance payments related to voluntary retirements, offsetting aggressive cost-cutting campaigns for wage and fringe benefits. Insurance operating expense increased mainly due to an increase in insurance payouts as well as increased policy reserve to renew the current policies.

Income Tax Expense

Income tax expense decreased by 39.0% from ~~W~~695 billion in 2008 to ~~W~~424 billion in 2009 as a result of a decrease in our taxable income as well as a decline in the statutory tax rate from 27.5% in 2008 to 24.2% in 2009. Our effective rate of income tax decreased to 27.1% in 2009 from 31.8% in 2008.

Net Income Before Extraordinary Items

As a result of the foregoing, our net income before extraordinary items decreased by 23.4% from ~~W~~1,481 billion in 2008 to ~~W~~1,134 billion in 2009.

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

N/M = not meaningful

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

The increase in the average volume of interest-bearing deposits was due primarily to a 36.1% increase in the average volume of other time deposits from ~~W~~44,397 billion in 2007 to ~~W~~60,437 billion in 2008 and a 4.4% increase in the average volume of our certificates of deposit from ~~W~~15,475 billion in 2007 to ~~W~~16,152 billion in 2008, which was partially offset by a 48.7% decrease in the average volume of mutual installment deposits from ~~W~~567 billion in 2007 to ~~W~~291 billion in 2008. The increase in the average volume of other time deposits was largely due to the aggressive marketing of other time deposits based on higher interests in the second half of 2008 as part of our funding strategy to meet increased demand for corporate loans in light of the global liquidity crisis in the second half of 2008.

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

Provision for loan losses

For a discussion of our loan loss provisioning policy, see “Item 4.B. Business Overview — Description of Assets and Liabilities — Loans — Provisioning Policy.”

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

The 3.5% decrease in non-interest income was largely due to the net loss on foreign exchange related to the devaluation of the Won compared to the U.S. dollar and net losses on securities related to the downturn in the Korea stock market, which more than offset the net trading profits related to an increase in the volume of foreign currency derivative transactions.

Noninterest Expenses

The following table shows, for the periods indicated, the components of our noninterest expense.

	Year Ended December 31,
	2007		2008		% Change
	(In billions of Won, except percentages)

Employee compensation and other benefits	~~W~~	2,056	~~W~~	1,817	(11.6)%
Depreciation and amortization		812		871	7.3
General and administrative expenses		878		882	0.5
Credit card fees		665		700	5.3
Provision (reversal) for other losses		72		(18)	N/M
Insurance fees on deposits		131		133	1.5
Other fees and commission expenses		446		422	(5.4)
Taxes (except income taxes)		128		179	39.8
Insurance operating expense		1,351		1,038	(23.2)
Other		206		703	N/M

Total noninterest expenses	~~W~~	6,745	~~W~~	6,727	(0.3)%

N/M = not meaningful

The 0.3% decrease in non-interest expense was principally due to a decrease in employee compensation and other benefits and a decrease in insurance operating expense, which more than offset an increase in other expense related to the amortization of goodwill from the LG Card acquisition. Employee compensation and other benefits decreased by 11.6% mainly due to aggressive cost-cutting campaigns for wage and fringe benefits. Insurance operating expense decreased mainly due to an increase in policy reserve.

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

Results by Principal Business Segment Under Korean GAAP

As of December 31, 2009, we were organized into eight major business segments as follows:

•	the following banking services, which are principally provided by Shinhan Bank:

•	retail banking;

•	corporate banking;

•	treasury and international banking; and

•	other banking services;

•	securities brokerage services, which are provided by Shinhan Investment;

•	credit card services, which are provided by Shinhan Card;

•	life insurance services, which are provided by Shinhan Life Insurance; and

•	other.

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

	Segment Results(1)						Total Revenues(2)
	Year Ended December 31,
	2007		2008		2009		2007		2008		2009
	(In billions of Won, except percentages)

Shinhan Bank:
Retail banking	~~W~~	1,681	~~W~~	1,124	~~W~~	527	~~W~~	3,296	~~W~~	4,310	~~W~~	2,915
Corporate banking		525		2,058		157		1,130		7,815		1,845
Treasury and international business		(696)		(556)		141		5,199		27,383		28,251
Other banking services		1,345		(723)		242		2,581		2,907		2,708
Shinhan Investment		252		209		57		1,940		1,716		1,470
Shinhan Card(3)		1,082		1,324		1,101		3,001		3,590		3,134
Shinhan Life Insurance		184		186		224		2,694		2,862		3,417
Other subsidiaries		(115)		(3)		(91)		249		657		395

Total(4)	~~W~~	4,258	~~W~~	3,619	~~W~~	2,358	~~W~~	20,090	~~W~~	51,240	~~W~~	44,135

Notes:

(1)	Represents income per segment before income taxes.

(2)	Represents net interest income plus non-interest income.

(3)	Information for 2007 represents that of LG Card for the period from March 1, 2007 (the deemed acquisition date) through December 31, 2007 (including corresponding information for the assets and liabilities of former Shinhan Card (assumed by LG Card on October 1, 2007) for the period from October 1, 2007 through December 31, 2007), and corresponding information for former Shinhan Card from January 1, 2007 through September 30, 2007. Information for 2008 represents that of Shinhan Card.

(4)	Presented on a reported basis before elimination or adjustments.

Retail Banking

The retail banking segment primarily consists of banking and other services provided by Shinhan Bank’s retail banking branches to the branch customers, which principally consist of individuals and households and, to a lesser extent, small businesses and non-corporate institutions such as government entities and hospitals. The retail banking products principally consist of mortgage and home equity loans and other retail loans, deposits and other savings products and fees earned from the sale of investment and bancassurance products. The table below provides the income statement data for the retail banking segment for the periods indicated.

	Year Ended December 31,						% Change
	2007		2008		2009		2007/2008	2008/2009
	(In billions of Won, except percentages)

Income statement data
Net interest income	~~W~~	2,328	~~W~~	2,311	~~W~~	2,245	(0.7)%	(2.9)%
Non-interest income		968		1,999		670	106.5	(66.5)

Total revenues		3,296		4,310		2,915	30.8	(32.4)
Provision for loan losses		222		362		558	63.1	54.1
Non-interest expense including depreciation and amortization		1,393		2,824		1,830	102.7	(35.2)

Segment results(1)	~~W~~	1,681	~~W~~	1,124	~~W~~	527	(33.1)%	(53.1)%

Note:

(1)	Net income per segment before income taxes.

Comparison of 2009 to 2008

The overall segment results for retail banking decreased by 53.1% from ~~W~~1,124 billion in 2008 to ~~W~~527 billion in 2009.

Net interest income decreased by 2.9% due primarily to a decrease in net interest spread, which more than offset an increase in the volume of lending to individuals and households and an increase in the volume of customer deposits. The decrease in net interest spread in 2009 was due primarily to the relatively longer time lag on average taken by the rates payable on interest-bearing deposits compared to the rates payable on interest-earning loans in reflecting the reduction in base rates set by the Government in 2009 in response to the global financial crisis. The increase in the volume of lending to individuals and households was primarily due to an increase in mortgage and home equity loans as a result of lower lending rates. The increase in customer deposits was primarily due to the increasing customer preference for safer depositary products compared to other investment products, such as stocks, in light of the volatility in stock markets during the recent global financial crisis, notwithstanding the lower interest rates paid on deposit products compared to those in prior periods.

Non-interest income decreased by 66.5% due primarily to a decrease in fees earned from the sale of investment fund and bancassurance products resulting from the volatility in stock markets and a decrease in fees earned from the sale of foreign currency-related derivative products due to the relatively stability of the foreign exchange rates in 2009 following the initial shock of the global financial crisis.

Provision for loan losses on retail loans increased by 54.1% due primarily to the increase in the average volume of retail loans and Shinhan Bank’s more prudent provisioning policy during the recent global financial crisis.

Non-interest expense including depreciation and amortization decreased by 35.2% due primarily to a decrease in expenses associated with foreign currency-related derivative products resulting from a decrease in the volume of related transactions. Such transaction volume decreased due to the relatively stability of the foreign exchange rates in 2009 following the initial shock of the global financial crisis.

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

Corporate Banking

The corporate banking segment primarily consists of banking and other services provided by Shinhan Bank’s corporate banking branches to their corporate customers, most of which are small- and medium-sized enterprises and large corporations, including members of the chaebol groups. The corporate banking services primarily consist of general lending and providing overdrafts and other credit facilities. The table below provides the income statement data for the corporate banking segment for the periods indicated.

	Year Ended December 31,						% Change
	2007		2008		2009		2007/2008	2008/2009
	(In billions of Won, except percentages)

Income statement data
Net interest income	~~W~~	864	~~W~~	2,476	~~W~~	876	186.6%	(64.6)%
Non-interest income		266		5,339		969	N/M	(81.9)

Total revenues		1,130		7,815		1,845	N/M	(76.4)
Provision for loan losses		137		326		465	138.0	42.6
Non-interest expense including depreciation and amortization		468		5,431		1,223	N/M	(77.5)

Segment results(1)	~~W~~	525	~~W~~	2,058	~~W~~	157	N/M	(92.4)%

N/M = not meaningful

Note:

(1)	Net income per segment before income taxes.

Comparison of 2009 to 2008

The overall segment results for corporate banking decreased by 92.4% from ~~W~~2,058 billion in 2008 to ~~W~~157 billion in 2009.

Net interest income decreased by 64.6% due primarily to a decrease in net interest spread, which more than offset an increase in the volume of lending to corporations. The decrease in net interest spread in 2009 was due primarily to the reduction in base rates set by the Government in 2009 in response to the global financial crisis and the relatively higher funding rates for the interest-bearing liabilities in the corporate banking segment, which include a greater portion of borrowings and a lower portion of low-cost deposits compared to the retail banking segment. The increase in the volume of lending was primarily due to increased purchases by Shinhan Bank of call loans and loans bought under resale program as part of Shinhan Bank’s investment strategy. The volume of lending by Shinhan Bank’s corporate customers remained largely stable.

Non-interest income decreased by 81.9% due primarily to a decrease in fees earned from the sale of foreign currency-related derivative products due to the relatively stability of the foreign exchange rates following the initial shock of the global financial crisis.

Provision for loan losses on corporate loans increased by 42.6% due primarily to the increase in the average volume of corporate loans and Shinhan Bank’s more prudent provisioning policy during the recent global financial crisis, particularly in anticipation of the corporate restructuring programs during the first half of 2009.

Non-interest expense including depreciation and amortization decreased by 77.5% due primarily to a decrease in expenses associated with foreign currency-related derivative products resulting from a decrease in the volume of related transactions. Such transaction volumes decreased due to the relative stability of the foreign exchange rates in 2009 following the initial shock of the global financial crisis.

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

Treasury and International Banking

The treasury and international banking segment primarily consists of Shinhan Bank’s non-deposit funding activities, including trading of, and investment in, debt securities and, to a lesser extent, in equity securities for its own accounts, handling its treasury activities, such as inter-segment lending and borrowing, and entering into derivatives transactions. This segment also includes the results of operations of its overseas branches. The table below provides the income statement data for the treasury and international banking segment for the periods indicated.

	Year Ended December 31,						% Change
	2007		2008		2009		2007/2008	2008/2009
	(In billions of Won, except percentages)

Income statement data
Net interest income (expense)	~~W~~	(265)	~~W~~	(578)	~~W~~	337	118.1%	N/M
Non-interest income		5,464		27,961		27,914	N/M	(0.2)

Total revenues		5,199		27,383		28,251	N/M	3.2
Provision (reversal) for loan losses		38		(4)		51	(110.5)	N/M
Non-interest expense including depreciation and amortization		5,857		27,943		28,059	N/M	0.4

Segment results(1)	~~W~~	(696)	~~W~~	(556)	~~W~~	141	(20.1)%	N/M

N/M = not meaningful

Note:

(1)	Net income (or loss) per segment before income taxes.

Comparison of 2009 to 2008

The overall segment results for treasury and international banking changed from net loss before income taxes of ~~W~~556 billion in 2008 to net income before income taxes of ~~W~~141 billion in 2009.

The treasury and international banking segment recorded net interest income of ~~W~~337 billion in 2009 compared to net interest expense of ~~W~~578 billion in 2008 primarily due to a decrease in the average volume of, and interest rate payable on, corporate debentures and borrowings in 2009. The average volume of corporate debentures and borrowings decreased in 2009 as part of Shinhan Bank’s enhanced risk management policy to reduce the proportion of corporate debentures and borrowings relative to low-cost deposits in its overall funding portfolio in response to the global financial crisis. The decrease in interest rates payable on corporate debentures and borrowings was due to the general decline in market borrowing rates as a result of greater market liquidity following the initial shock of the global financial crisis.

Non-interest income and non-interest expense including depreciation and amortization remained largely stable.

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

Other Banking Services

This segment primarily consists of Shinhan Bank’s trust account management services, cash management account (“CMA”) services, merchant banking services and non-performing loan collection services. The table below provides the income statement data for the other banking services segment for the periods indicated.

	Year Ended December 31,						% Change
	2007		2008		2009		2007/2008	2008/2009
	(In billions of Won, except percentages)

Income statement data
Net interest income	~~W~~	815	~~W~~	135	~~W~~	243	(83.4)%	80.0%
Non-interest income		1,766		2,772		2,465	57.0	(11.1)

Total revenues		2,581		2,907		2,708	12.6	(6.8)
Provision for loan losses		62		245		133	N/M	(45.7)
Non-interest expense including depreciation and amortization		1,174		3,385		2,333	N/M	(31.1)

Segment results(1)	~~W~~	1,345	~~W~~	(723)	~~W~~	242	N/M	N/M

N/M = not meaningful

Note:

(1)	Net income (or loss) per segment before income taxes.

For segment reporting purposes, each segment result reflects provision for loan losses that are allocated based on the ending balances of loans for each segment in order to show a meaningful comparison of performance within such segment and compared to other segments. In the “other banking” segment, provision for loan losses amounted to ~~W~~62 billion, ~~W~~245 billion and ~~W~~133 billion in 2007, 2008 and 2009, respectively.

Shinhan Bank frequently issues subordinated debt securities, which carry interest rates that are higher than market interest rates. As subordinated debt securities have the overall effect of improving Shinhan Bank’s capital adequacy and benefit Shinhan Bank in its entirety, the management believes it is inappropriate to allocate the higher costs associated with issuing subordinated debt to a particular business segment. Accordingly, Shinhan Bank allocates and reflects the difference between the higher costs associated with subordinated debt and market interest rates in this segment as interest expenses.

Comparison of 2009 to 2008

The overall segment results for “other banking” changed from net loss before income taxes of ~~W~~723 billion in 2008 to net income before income taxes of ~~W~~242 billion in 2009.

Net interest income increased by 80.0% due primarily to a net inter-segment transfer of interest income to the other banking segment from other business segments.

Non-interest income decreased by 11.1% due primarily to a decrease in fees earned from the sale of foreign currency-related derivative products due to the relatively stability of the foreign exchange rates following the initial shock of the global financial crisis.

Provision for loan losses decreased by 45.7% due primarily to a decrease in discounted bills and bills bought.

Non-interest expense including depreciation and amortization decreased by 31.1% due primarily to a reduction in the volume of foreign currency-related derivative transactions due to reduced volatility of foreign exchange rates in 2009.

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

Credit Card Services

The credit card services segment consists of the credit card business of Shinhan Card, including its installment finance and automobile leasing businesses.

	Year Ended December 31,						% Change
	2007(1)		2008		2009		2007/2008	2008/2009
	(In billions of Won, except percentages)

Income statement data
Net interest income	~~W~~	2,804	~~W~~	2,958	~~W~~	2,854	5.5%	(3.5)%
Non-interest income		197		632		280	N/M	(55.7)

Total revenues		3,001		3,590		3,134	19.6	(12.7)
Provision for loan losses		301		43		105	(85.7)	144.2
Non-interest expense including depreciation and amortization		1,618		2,223		1,928	37.4	(13.3)

Segment results(2)	~~W~~	1,082	~~W~~	1,324	~~W~~	1,101	22.4%	(16.8)%

N/M = not meaningful

Notes:

(1)	The information of Shinhan Card for 2007 includes that of LG Card (renamed as Shinhan Card on October 1, 2007) for the period from March 1, 2007 through December 31, 2007 (including that for the assets and liabilities of former Shinhan Card assumed by LG Card on October 1, 2007) and that of former Shinhan Card for the period from January 1, 2007 through September 30, 2007, presented on an aggregated basis.

(2)	Net income per segment before income taxes.

Comparison of 2009 to 2008

The overall segment results for the credit card business decreased by 16.8% from ~~W~~1,324 billion in 2008 to ~~W~~1,101 billion in 2009.

Net interest income decreased by 3.5% due primarily to a decrease in interest income from credit card services which resulted from a decrease in the transaction volume largely as a result of dampened consumer spending in the face of the recent global financial crisis and heightened concerns about an impending economic downturn, which was partially offset by a decrease in funding costs due to a decrease in the average balance of borrowings.

Non-interest income decreased significantly by 55.7% due primarily to a decrease in gains from interest rate swap-related derivative transactions as a result of the decrease in market interest rates in 2009.

Provision for loan losses increased by 144.2% due primarily to a significant increase in the average balance of loans as well as increased credit risks.

Non-interest expense including depreciation and amortization decreased by 13.3% due primarily to a decrease in severance benefits paid following the substantial completion of a voluntary early retirement program undertaken in 2008 and foreign currency translation gains in 2009 compared to foreign currency translation losses in 2008 as a result of the appreciation of the Korean Won against the U.S. dollar in the second half of 2009.

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

Provision for loan losses decreased by 85.7% due primarily to a significant increase of provision for loan losses made in 2007 as a result of reserve for unused credit limits set aside in 2008 pursuant to guidelines set by the Financial Supervisory Service, which reduced the need to make additional provision for credit losses in 2008. Shinhan Card adopted the change in provisioning policy for unused credit limits in 2008, which became effective at the end of 2008.

Non-interest expense including depreciation and amortization increased by 37.4% due primarily to an increase in losses from foreign currency derivative transactions related to the wide fluctuations in exchange rates between Korean Won and the U.S. dollar in the second half of 2008, and to a lesser extent, an increase in severance benefits paid in connection with a voluntary departure program.

Securities Brokerage Services

Securities brokerage services segment primarily reflects securities brokerage and dealing services on behalf of customers, which is conducted by Shinhan Investment, our principal securities brokerage subsidiary.

	Year Ended December 31,						% Change
	2007		2008		2009		2007/2008	2008/2009
	(In billions of Won, except percentages)

Income statement data
Net interest income	~~W~~	137	~~W~~	184	~~W~~	147	34.3%	(20.1)%
Non-interest income		1,803		1,532		1,323	(15.0)	(13.6)

Total revenues		1,940		1,716		1,470	(11.5)	(14.3)
Provision for loan losses		7		29		135	N/M	365.5
Non-interest expense including depreciation and amortization		1,681		1,478		1,278	(12.1)	(13.5)

Segment results(1)	~~W~~	252	~~W~~	209	~~W~~	57	(17.1)%	(72.7)%

N/M = not meaningful

Note:

(1)	Net income per segment before income taxes.

Comparison of 2009 to 2008

The overall segment results for securities brokerage services decreased by 72.7% from ~~W~~209 billion in 2008 to ~~W~~57 billion in 2009.

Net interest income decreased by 20.1% due primarily to a decrease in interest income from loans and interest expense paid on deposits due to the general decrease in market interest rates in 2009, which was partially offset by a decrease in interest expenses on borrowings, including repurchase transactions and call moneys.

Non-interest income decreased by 13.6% due primarily to a decrease in income from derivative products which resulted from decreased volatility in stock markets.

Provision for loan losses increased by 365.5% due primarily to deterioration of asset quality of loans and receivables related to real estate project financing.

Non-interest expense including depreciation and amortization decreased by 13.5% due primarily to a decrease in income related to derivatives products which resulted from decreased volatility in stock markets.

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

Life Insurance Services

Life insurance services segment consists of life insurance services provided by Shinhan Life Insurance.

	Year Ended December 31,						% Change
	2007		2008		2009		2007/2008	2008/2009
	(In billions of Won, except percentages)

Income statement data
Net interest income	~~W~~	293	~~W~~	357	~~W~~	419	21.8%	17.4%
Non-interest income		2,401		2,505		2,998	4.3	19.7

Total revenues		2,694		2,862		3,417	6.2	19.4
Provision for loan losses		1		9		13	N/M	44.4
Non-interest expense including depreciation and amortization		2,509		2,667		3,180	6.3	19.2

Segment results(1)	~~W~~	184	~~W~~	186	~~W~~	224	1.1%	20.4%

N/M = not meaningful

Note:

(1)	Net income per segment before income taxes.

Comparison of 2009 to 2008

The overall segment results for life insurance services increased by 20.4% from ~~W~~186 billion in 2008 to ~~W~~224 billion in 2009.

Net interest income increased by 17.4% due primarily to an increase in the volume of interest earned on debt securities purchased as part of the asset management policy of Shinhan Life Insurance in relation to the increased sales of insurance contracts, which more than offset a decrease in the average interest rate on loans.

Non-interest income increased by 19.7% due primarily to an increase in insurance premium and income from special accounts, which was largely due to an increased sale of new general insurance contracts.

Non-interest expense including depreciation and amortization increased by 19.2% due primarily to an increase in policy reserves and other expenses related to the increased sales of new insurance contracts.

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

Other

Other segment primarily reflects all other activities of Shinhan Financial Group, as the holding company, and our other subsidiaries, including the results of operations of Jeju Bank, Shinhan Capital, Cardif Life Insurance Company, Shinhan Credit Information, Shinhan BNP Paribas Asset Management, Shinhan Macquarie Financial Advisory, Shinhan Private Equity and back-office functions maintained at the holding company.

	Year Ended December 31,						% Change
	2007		2008		2009		2007/2008	2008/2009
	(In billions of Won, except percentages)

Income statement data
Net interest income (loss)	~~W~~	(23)	~~W~~	(48)	~~W~~	(88)	108.7%	83.3%
Non-interest income		272		705		483	159.2	(31.5)

Total revenues		249		657		395	163.9	(39.9)
Provision for loan losses		27		26		55	(3.7)	111.5
Non-interest expense including depreciation and amortization		337		634		431	88.1	(32.0)

Segment results(1)	~~W~~	(115)	~~W~~	(3)	~~W~~	(91)	(97.4)%	N/M

N/M = not meaningful

Note:

(1)	Net income (or loss) per segment before income taxes.

Comparison of 2009 to 2008

The other segment results significantly increased from net loss of ~~W~~3 billion in 2008 to net loss of ~~W~~91 billion in 2009.

Net interest loss increased by 83.3% due primarily to a decrease in Shinhan Capital’s interest income, which resulted from a decrease in the lending rates in general.

Non-interest income decreased by 31.5% due primarily to a decrease in foreign currency translation gains related to Shinhan Capital’s foreign-currency denominated assets, mainly as a result of appreciation of the Korean Won against the U.S. dollar.

Provision for loan losses increased by 111.5% due primarily to increased provisioning for leases made by Shinhan Capital to shipping companies, which suffered particular hardship from the recent economic downturn.

Non-interest expense including depreciation and amortization decreased by 32.0% due primarily to a decrease in Shinhan Capital’s foreign currency-denominated liabilities and a decrease in its foreign currency translation losses, which resulted from the appreciation of the Korean Won against the U.S. dollar.

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

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets.

	As of December 31,						% Change
	2007		2008		2009		2007/2008	2008/2009
	(In billions of Won, except percentages)

Cash and cash equivalents	~~W~~	3,580	~~W~~	1,365	~~W~~	4,363	(61.9)%	219.6%
Restricted cash		4,745		7,049		7,974	48.6	13.1
Interest-bearing deposits		1,094		1,627		2,164	48.7	33.0
Call loans and securities purchased under resale agreements		802		3,066		1,346	282.3	(56.1)
Trading assets:
Trading securities		8,220		6,724		6,681	(18.2)	(0.6)
Derivative assets		1,962		11,977		4,617	510.4	(61.5)
Securities:
Available-for-sale securities		22,626		29,016		27,612	28.2	(4.8)
Held-to-maturity securities		8,224		8,696		12,794	5.7	47.1
Loans:
Corporate		71,651		94,695		90,809	32.2	(4.1)
Consumer		80,167		75,846		78,446	(5.4)	3.4

Total loans, gross		151,818		170,541		169,255	12.3	(0.8)
Deferred origination costs (fees)		4		(32)		(23)	(900.0)	(28.1)
Less: allowance for loan losses		2,099		3,201		3,638	52.5	13.7

Total loans, net		149,723		167,308		165,594	11.7	(1.0)

Customers’ liability on acceptances		1,701		2,433		2,780	43.0	14.3
Premises and equipment, net		2,455		2,412		2,437	(1.8)	1.0
Goodwill and intangible assets		6,160		5,571		5,072	(9.6)	(9.0)
Security deposits		1,294		1,334		1,323	3.1	(0.8)
Other assets		9,036		12,395		10,153	37.2	(18.1)

Total assets	~~W~~	221,622	~~W~~	260,973	~~W~~	254,910	17.8%	(2.3)%

2009 Compared to 2008

Our assets decreased by 2.3% from ~~W~~260,973 billion as of December 31, 2008 to ~~W~~254,910 billion as of December 31, 2009, principally due to decreases in derivative assets, corporate loans and available-for-sale securities, which were partially offset by increases in held-to-maturity securities and consumer loans.

Our derivative assets decreased by 61.5%, from ~~W~~11,977 billion as of December 31, 2008 to ~~W~~4,617 billion as of December 31, 2009, largely due to a decrease in the transaction volume of foreign currency-related derivatives.

Our corporate loans decreased by 4.1% from ~~W~~94,695 billion as of December 31, 2008 to ~~W~~90,809 billion as of December 31, 2009, primarily due to increased repayment of loans by large corporate borrowers as a result of increased liquidity in the market.

Our available-for-sale securities decreased by 4.8% from ~~W~~29,016 billion as of December 31, 2008 to ~~W~~27,612 billion as of December 31, 2009, primarily due to increased sale of financial debentures due to limits on the holdings of debt securities issued by other banks as a part of our enhanced risk management efforts, which was partially offset by an increase in the market value of stocks held by us due to improved stock market conditions in the second half of 2009.

Our held-to-maturity securities increased by 47.1% from ~~W~~8,696 billion as of December 31, 2008 to ~~W~~12,794 billion as of December 31, 2009, primarily due to an increase in investments by us in relatively stable assets such as government bonds as a result of enhanced risk management policy in the face of the recent global financial crisis.

Our consumer loans increased by 3.4% from ~~W~~75,846 billion as of December 31, 2008 to ~~W~~78,446 billion as of December 31, 2009, primarily due to an increase in the average balance of mortgage and home equity loans, which more than offset a decrease in unsecured consumer loans.

2008 Compared to 2007

Our assets increased by 17.8% from ~~W~~221,622 billion as of December 31, 2007 to ~~W~~260,973 billion as of December 31, 2008 principally due to an increase in the amount of loans and derivative assets. The amount of loans increased by 11.7%, on a net basis, from ~~W~~149,723 billion as of December 31, 2007 to ~~W~~167,308 billion as of December 31, 2008, principally due to an increase in corporate loans. Our corporate loans increased by 32.2% from ~~W~~71,651 billion as of December 31, 2007 to ~~W~~94,695 billion as of December 31, 2008, mainly due to an increase in lending to large corporations. Loans to large corporations increased largely as a result of increased demand from large corporations for bank loans due to the relative scarcity of alternative financing arising from the global liquidity crisis in the second half of 2008. Derivative assets increased significantly from ~~W~~1,962 billion as of December 31, 2007 to ~~W~~11,977 billion as of December 31, 2008, largely due to an increase in foreign currency related derivatives for hedging against the wide fluctuations in foreign exchange rates in 2008, particularly the Won against the U.S. dollar.

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities.

	As of December 31,						% Change
	2007		2008		2009		2007/2008	2008/2009
	(In billions of Won, except percentages)

Interest bearing	~~W~~	103,241	~~W~~	119,762	~~W~~	140,809	16.0%	17.6%
Noninterest bearing		3,162		2,942		2,890	(7.0)	(1.8)
Trading liabilities		2,509		11,831		4,565	N/M	(61.4)
Acceptances outstanding		1,701		2,433		2,780	43.0	14.3
Short-term borrowings		15,801		23,225		9,715	47.0	(58.2)
Secured borrowings		11,452		10,226		7,944	(10.7)	(22.3)
Long-term debt		46,496		49,652		44,795	6.8	(9.8)
Future policy benefit		6,769		7,260		8,310	7.3	(14.5)
Accrued expenses and other liabilities		13,369		15,678		12,553	17.3	(19.9)

Total liabilities		204,500		243,009		234,361	18.8	(3.6)

The Group stockholders’ equity		16,910		17,652		20,218	4.4	14.5
Noncontrolling interest		212		312		331	47.2	(6.1)

Total equity		17,122		17,964		20,549	4.9	14.4

Total liabilities and equity	~~W~~	221,622	~~W~~	260,973	~~W~~	254,910	17.8%	(2.3)%

N/M = not meaningful

2009 Compared to 2008

Our total liabilities decreased by 3.6% from ~~W~~243,009 billion as of December 31, 2008 to ~~W~~234,361 billion as of December 31, 2009, primarily due to a decrease in short-term borrowings and trading liabilities, which was partially offset by an increase in interest-bearing liabilities.

The decrease in short-term borrowings was primarily due to a greater groupwide emphasis on long term borrowings as opposed to short-term borrowings as part of an enhanced risk management policy to increase the proportion of customer deposits relative to short-term borrowings as our preferred source of funding, as customer deposits tend to be more stable source of funding as customers typically rollover their deposits upon maturity.

The decrease in trading liabilities was largely due to a decrease in the transaction volume of foreign currency related derivatives.

The increase in interest-bearing liabilities was primarily due to an increase in customer deposits which reflected an increase in preference for relatively safe investment products among customers in light of the increase volatility in the stock markets as a result of the recent global financial crisis and our active policy to increase the proportion of customer deposits as our preferred source of funding.

Our stockholders’ equity increased by 14.5% from ~~W~~17,652 billion as of December 31, 2008 to ~~W~~20,218 billion as of December 31, 2009, largely due to an increase in our equity and capital surplus as a result of the rights offering as well as retained earnings from net income in 2009.

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

ITEM 5.B.	Liquidity and Capital Resources

We are exposed to liquidity risk arising from the funding of our lending, trading and investment activities and in the management of trading positions. The goal of liquidity management is for us to be able, even under adverse conditions, to meet all of our liability repayments on time and fund all investment opportunities. For an explanation of how we manage our liquidity risk, see “Item 4.B. Business Overview — Risk Management — Market Risk Management — Market Risk Management for Non-trading Activities — Liquidity Risk Management.” In our opinion, the working capital is sufficient for our present requirements.

The following table sets forth our capital resources as of December 31, 2009.

	As of December 31, 2009
	(In billions of Won)

Deposits	~~W~~	143,699
Long-term debt		44,795
Call money		2,398
Borrowings from the Bank of Korea		1,434
Other short-term borrowings		5,883
Asset securitizations		7,944
Stockholders’ equity(1)		2,590

Total	~~W~~	208,743

Note:

(1)	Includes redeemable preferred stock and redeemable convertible preferred stock. See Note 21 in the notes to our consolidated financial statements included in this annual report.

We obtain funding from a variety of sources, both domestic and foreign. Our principal source of funding is customer deposits obtained from our banking operations, and we from time to time issue equity and debt securities, including preferred shares to fund large-scale acquisitions such as Chohung Bank and LG Card and a recent rights offering in anticipation of greater liquidity and capital requirements during the recent global financial crisis. In addition, our subsidiaries acquire funding through call money, borrowings from the Bank of Korea, other short-term borrowings, corporate debentures, other long-term debt and asset-backed securitizations.

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail customer deposits. Customer deposits accounted for 59.1% of our total funding as of December 31, 2007, 59.6% of our total funding as of December 31, 2008 and 68.8% of our total funding as of December 31, 2009. In the past, largely due to the lack of alternative investment opportunities for individuals and households in Korea, especially in light of a low interest rate environment and volatile stock market conditions, a substantial portion of such customer deposits were rolled over upon maturity and accordingly provided a stable source of funding for our banking subsidiaries. However, during times of bullish stock markets, for instance in 2007, customers transferred an increasing portion of bank deposits to alternative investment vehicles, including money market funds and other brokerage accounts maintained at securities companies. Largely as a result of their recent experience with the recent global financial crisis, customers, to a substantial degree, have come to place a priority in maintaining the bulk of their liquid assets in bank deposits and have not demonstrated a large-scale exodus in search of alternative investment opportunities notwithstanding intermittent bullishness in stock markets, and such customer preference has enabled us to continue to rely on low-cost and stable customer deposits as the primary source of our funding.

While our banking subsidiaries currently are not facing liquidity difficulties in any material respect, if we or our banking subsidiaries are unable to obtain the funding we need on terms commercially acceptable to us for an extended period of time for reasons of Won devaluation or otherwise, we may not be able to ensure our financial viability, meet regulatory requirements, implement our strategies or compete effectively. See “Item 3.D. Risk Factors — Risks Related to Our Overall Business — Changes in interest rates, foreign exchange rates, bond and equity prices, and other market factors have affected and will continue to affect our business.”

As of December 31, 2007, 2008 and 2009, ~~W~~5,167 billion, ~~W~~5,100 billion and ~~W~~5,706 billion, or 5.20%, 4.54% and 4.38%, respectively, of Shinhan Bank’s total deposits in Korean Won were deposits made by litigants in connection with legal proceedings in Korean courts. Court deposits carry interest rates, which are generally lower than market rates.

In addition, we obtain funding through borrowings and the issuances of debt and equity securities, primarily through Shinhan Bank. Our borrowings consist mainly of borrowings from financial institutions, the Korean government and Korean government-affiliated funds. Call money, which is available in both Won and foreign currencies, is obtained from the domestic call loan market, a short-term loan market for loans with maturities of less than one month. As for our long-term debt, it is principally in the form of corporate debt securities issued by Shinhan Bank. Since 1999, Shinhan Bank has actively issued and continues to issue long-term debt securities with maturities of over one year in the Korean fixed-income market. Shinhan Bank and we have maintained one of the highest credit ratings in the domestic fixed-income market since their inception in 1999 and 2001, respectively. As Shinhan Bank maintains one of the highest debt ratings in the fixed-income market in Korea, we believe that Shinhan Bank will be able to obtain replacement funding through the issuance of long-term debt securities. Shinhan Bank’s interest rates on long-term debt securities are in general 20 to 30 basis points higher than the interest rates offered on their deposits. However, since long-term debt is not subject to premiums paid for deposit insurance and the Bank of Korea reserves, we estimate that our funding costs on long-term debt securities are generally on par with our funding costs on deposits. In addition, we and Shinhan Bank may also issue long-term debt securities denominated in foreign currency in the overseas market. As of December 31, 2007, 2008 and 2009, our long-term debt amounted to ~~W~~46,496 billion, ~~W~~49,652 billion and ~~W~~44,795 billion, respectively.

Furthermore, we have also issued preferred shares, such as redeemable preferred shares and redeemable convertible preferred shares, as part of funding for major acquisitions, such as those for Chohung Bank and LG Card. See “Item 10.B. Memorandum and Articles of Incorporation — Description of Preferred Stock — Redeemable Preferred Stock (Series 10)” and “— Description of Capital Stock — Redeemable Convertible Preferred Stock (Series 11).”

We also have funding requirements for our credit card activities. We obtain funding for our credit card activities from a variety of sources, primarily in Korea. The principal sources of funding for Shinhan Card are debentures, asset-backed securitization, commercial papers (including call money), borrowings from the holding company and third-parties, which amounted, on a managed basis under Korean GAAP, to ~~W~~8,492 billion, ~~W~~1,904 billion, ~~W~~570 billion, ~~W~~800 billion, ~~W~~50 billion, or 71.9%, 16.1%, 4.8%, 6.8% and 0.4%, respectively, of the funding for our credit card activities, as of December 31, 2009. Unlike other credit card companies, Shinhan Card has the benefit of obtaining funding at favorable rates through loans from Shinhan Financial Group, which currently maintains a credit rating of AAA, the highest credit rating assigned by local rating agencies. Shinhan Card aims to further diversify its funding sources and more actively tap the domestic and international capital markets to ensure access to liquidity as needed.

Credit ratings affect the cost and other terms upon which we and our subsidiaries are able to obtain funding. Domestic and international rating agencies regularly evaluate us and our subsidiaries and their ratings of our and our subsidiaries’ long-term debt are based on a number of factors, including our financial strength as well as conditions affecting the financial services industry generally. In light of the risk that the global economy and financial markets may experience another onset of difficulties, there can be no assurance that the rating agencies will maintain the current ratings or outlooks for us or our subsidiaries. Our failure to maintain current credit ratings and outlooks could increase the cost of our funding, limit our access to capital markets and other borrowings, and require us to post additional collateral in financial transactions, any of which could adversely affect our liquidity, net interest margins and profitability.

As of June 11, 2010, the credit ratings by S&P, Moody’s and Fitch assigned to Shinhan Bank and Shinhan Card were as follows:

As of June 11, 2010
	S&P	Moody’s	Fitch

Shinhan Bank	A−	A1	A
Shinhan Card	BBB+	—	A−

Our holding company has not received ratings by any of these credit rating agencies since it has not engaged in debt financing from overseas sources to date.

Secondary funding sources also include call money, borrowings from The Bank of Korea and other short-term borrowings which amounted to ~~W~~15,801 billion, ~~W~~23,225 billion and ~~W~~9,715 billion, as of December 31, 2007, 2008 and 2009, each representing 8.7%, 11.2% and 4.7%, respectively, of our total funding as of such dates.

We may also from time to time obtain funding through issuance of equity securities.

On February 2, 2009, our board of directors decided to issue 78,000,000 new common shares, or approximately 19.7% of our then outstanding common shares, to our existing shareholders in order to, among others, enhance our capital position to prepare for potential contingencies that might result from the prevailing economic environment, notwithstanding that we and our subsidiaries had fully satisfied (as also is the case now) the capital adequacy ratios required under applicable laws and regulations and were not (as also is the case now) facing any significant liquidity constraints or financial distress. The subscription price per share was determined as ~~W~~16,800 based on a pricing formula prescribed by the rules of the Financial Services Commission. On March 19, 2009, the offering was completed with substantially all of the rights shares subscribed by our existing shareholders, and following settlement on March 24, 2009, the newly issued shares were listed on the Korea Exchange on March 30, 2009. The aggregate proceeds from the rights offering was approximately ~~W~~1,310,400,000,000 (prior to adjustments for underwriting commissions and other offering expenses). The rights offering resulted in a capital increase of approximately 16.4%. The proceeds from the rights offering was used to support our existing business operations and other general corporate purposes.

In limited situations, we may also issue redeemable preferred shares and redeemable convertible preferred shares which are convertible into our common shares. For example, in August 2003, in order to partly fund our acquisition of Chohung Bank, we issued to Korea Deposit Insurance Corporation (i) 46,583,961 redeemable preferred shares for ~~W~~843 billion and (ii) 44,720,603 redeemable convertible preferred shares for ~~W~~809 billion, and issued to other domestic financial institutions 6,000,000 redeemable preferred shares for ~~W~~900 billion. In addition, in January 2007, partly to fund the acquisition of LG Card, we raised ~~W~~3,750 billion through private placements of 28,990,000 redeemable preferred shares and 14,721,000 redeemable convertible preferred shares to institutional investors and governmental entities in Korea. For further details on the terms of these preferred shares, including scheduled redemption dates, dividend rates and conversion ratios, see “Item 10.B. Memorandum and Articles of Incorporation — Description of Preferred Stock — Redeemable Preferred Stock (Series 10).”

These preferred shares have a term of 20 years and may be redeemed at our option from the fifth anniversary of the date of issuance to the maturity date. The redeemable convertible preferred shares may be converted into our common shares at a conversion ratio of one-to-one from the first anniversary of the issue date to the fifth anniversary of the issue date. The dividend ratio on the redeemable preferred shares is 7% for the first five years and increases according to a preset formula. The dividend ratio on the redeemable convertible preferred shares is 3.25% for the first five years and increases according to a preset formula. These preferred shares have terms that are different from the preferred shares issued previously. See “Item 10.B. Memorandum and Articles of Incorporation — Description of Preferred Stock — Redeemable Preferred Stock (Series 10)” and “— Redeemable Convertible Preferred Stock (Series 11).” Pursuant to laws and regulations in Korea, we may redeem our preferred stock to the extent of our retained earnings of the previous fiscal year, net of certain reserves as determined under Korean GAAP. At this time, we expect that cash from our future operations should be adequate to provide us with sufficient capital resources to enable us to redeem our preferred stock on or prior to their scheduled maturities. In the event there is a short-term shortage of liquidity to make the required cash payments for redemption as a result of, among other things, failure to receive dividend payments from our operating subsidiaries on time or as a result of significant expenditures resulting from future acquisitions, we plan to raise cash liquidity through the issuance of long-term debt in the Korean fixed-income market in advance of the scheduled maturity on our preferred stock. To the extent we need to obtain additional liquidity, we plan to do so through the issuance of long-term debt and the use of our other secondary funding sources.

Our policy is to encourage our subsidiaries to secure their own funding and liquidity sources. With respect to Shinhan Capital and Shinhan Card, we have, in certain cases, provided funding through our holding company to take advantage of our lower cost of funding within regulatory limitations. For example, in 2008 and 2009, we provided funding in the amount of ~~W~~850 billion and ~~W~~800 billion, respectively, to Shinhan Card and ~~W~~350 billion and ~~W~~600 billion, respectively, to Shinhan Capital, in each case, in the form of capital contribution through our holding company. However, under the Monopoly Regulation and Fair Trade Act of Korea, a financial holding company is prohibited from borrowing funds in excess of 200% of its total stockholders’ equity. In addition, pursuant to our liquidity risk management policies designed to ensure compliance with required capital adequacy and liquidity ratios, we have set limits to the amount of liquidity support by our holding company to our subsidiaries to 70% of our total stockholders’ equity and the amount of liquidity support to a single subsidiary to 35% of our total stockholders’ equity.

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

Contractual Cash Obligations

The following table sets forth our contractual cash obligations as of December 31, 2009.

	As of December 31, 2009
	Payments Due by Period
	Less Than						More Than
	1 Year		1-3 Years		3-5 Years		5 Years		Total
	(In billions of Won)

Long-term debt(1)(2)	~~W~~	13,336	~~W~~	18,373	~~W~~	7,007	~~W~~	8,315	~~W~~	47,031
Secured borrowings(1)(3)		4,851		2,284		62		1,076		8,273
Provisions for accrued severance indemnities(4)(6)		2		3		11		95		111
Deposits(1)(5)		87,794		6,362		1,131		490		95,777

Total	~~W~~	105,983	~~W~~	27,022	~~W~~	8,211	~~W~~	9,976	~~W~~	151,192

Notes:

(1)	Includes estimated future interest payments. The future interest payment have been estimated using the weighted average interest rates paid for 2009 for each category and their scheduled contractual maturities.

(2)	Long-term debt includes senior debt, subordinated debt and Redeemable Preferred Stock, as contained in Note 15 to our consolidated financial statements.

(3)	See Note 14 to our consolidated financial statements included in this annual report.

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

The above table does not include uncertain tax benefits of ~~W~~53 billion associated with ASC 740-10 (formerly FIN 48) and tax-related interest and penalties of ~~W~~11 billion.

Commitments and Guarantees

In the normal course of business, our subsidiaries make various commitments and guarantees to meet the financing needs of our customers. Commitments and guarantees are usually in the form of, among others, commitments to extend credit, commercial letters of credit, standby letter of credit and performance guarantees. The contractual amount of these financial instruments represents the maximum possible loss amount if the counter-party draws down the commitment or we should fulfill our obligation under the guarantee and the counter party fails to perform under the contract. See “Item 4.B. Business Overview — Description of Assets and Liabilities — Credit-Related Commitments and Guarantees.”

The following table sets forth our commitments and guarantees as of December 31, 2009. These commitments, apart from certain guarantees and acceptances, are not included within our consolidated balance sheet.

	As of December 31, 2009
	Commitment Expiration by Period
	Less Than				More Than
	1 Year		1-5 Years		5 Years		Total
	(In billions of Won)

Commitments to extend credit(1):
Corporate	~~W~~	44,474	~~W~~	3,808	~~W~~	1,308	~~W~~	49,590
Credit card lines(2)		3,413		61,491		—		64,904
Consumer(3)		8,575		219		1		8,795
Commercial letters of credit(4)		3,126		193		—		3,319
Financial standby letters of credit(5)		431		44		—		475
Other financial guarantees(6)		880		15		22		917
Performance letters of credit and guarantees(7)		6,434		3,855		42		10,331
Liquidity facilities to SPEs(8)		260		1,203		206		1,669
Acceptances(9)		2,750		30		—		2,780
Guarantee on trust accounts(10)		437		3,043		16		3,496

Total	~~W~~	70,780	~~W~~	73,901	~~W~~	1,595	~~W~~	146,276

Notes:

(1)	Commitments to extend credit represent unfunded portions of authorizations to extend credit in the form of loans. The commitments expire on fixed dates and a customer is required to comply with predetermined conditions to draw funds under the commitments.

(2)	Credit card commitments relate to unused portion of credit card limits that may be cancelled by us, after notice to the customer, if we determine that the customer’s repayment ability is significantly impaired. Prior to April 2008, we were able to change credit card limits of all customers whose accounts are inactive for more than 12 months without their approval. However, following a change in the Korea Fair Trade Commission’s policy related to credit card limits effective April 2008, we now require the customer’s agreement before changing the credit card limits for customers whose repayment ability is not significantly impaired.

(3)	Excludes credit cards.

(4)	Commercial letters of credit are undertakings on behalf of customers authorizing third parties to draw drafts on us up to a stipulated amount under specific terms and conditions. These are generally short-term and collateralized by the underlying shipments of goods to which they relate. Commitments to extend credit, including credit lines, are in general subject to provisions that allow us to withdraw such commitments in the event there are material adverse changes affecting an obligor.

(5)	Financial standby letters of credit are irrevocable obligations to pay third party beneficiaries when our customers fail to repay loans or debt instruments, which are generally in foreign currencies. A substantial portion of these standby letters of credit are secured by underlying assets, including trade-related documents.

(6)	Other financial guarantees are used in various transactions to enhance the credit standing of our customers. They provide irrevocable assurance, subject to satisfaction of certain conditions, that we will make payment in the event that our customers fail to fulfill their obligations to third parties. These financial obligations include a return of security deposits and the payment of service fees.

(7)	Performance letters of credit and guarantees are issued to guarantee customers’ tender bids on construction or similar projects or to guarantee completion of such projects in accordance with contractual terms. They are also issued to support a customer’s obligation to supply products, commodities, maintenance or other services to third parties

(8)	Liquidity facilities to SPEs represent irrevocable commitments to provide contingent credit lines including commercial paper purchase agreements to special purpose entities for which we serve as the administrator.

(9)	Acceptances represent guarantees by us to pay a bill of exchange drawn on a customer. We expect most acceptances to be presented, but reimbursement by the customer is normally immediate.

(10)	Guarantees on trust accounts represent guarantee of principal issued to trust fund investors.

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

Under Korean GAAP, consolidated financial statements include the accounts of fully or majority owned subsidiaries and substantially controlled affiliates that have assets in the amount equal to or more than ~~W~~10 billion as of the end of the previous fiscal year. Substantial control is deemed to exist when the investor is the largest shareholder and owns more than 30% of the investee’s voting shares. Korean GAAP does not require the consolidation of subsidiaries, or substantially controlled affiliates, where activities are dissimilar from ours.

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

We have included narrative disclosure in the footnotes to the Korean GAAP financial statements more clearly identify where significant accounting policy changes have taken place, which line items would be affected and how the balances would be affected. The areas where such significant changes have occurred are as follows:

•	Allowance for loan losses;

•	Allowance for unused loan commitments;

•	Allowance for guarantees and acceptances; and

•	Deferred taxation.

Consolidated Income Statement Data

	Year Ended December 31,
	2005			2006			2007			2008			2009			2009(1)
	(In billions of Won and millions of US$, except per share data)

Interest income and dividends	~~W~~	8,090		~~W~~	9,473		~~W~~	13,958		~~W~~	16,681		~~W~~	13,980		$12,014
Interest expense		3,842			4,782			6,868			8,865			7,286		6,261
Net interest income		4,248			4,691			7,090			7,816			6,694		5,753
Provision for loan losses		649			575			739			1,044			1,579		1,357
Non-interest income(2)		7,917			11,316			12,886			43,277			37,302		32,056
Non-interest expense(3)		9,676			12,924			15,324			47,055			40,422		34,737
Income tax expenses		264			670			549			968			667		573
Pre-acquisition income in subsidiaries		—			—			(874)			—			—		—
Net income attributable to noncontrolling interest		15			16			94			7			23		20
Net income attributable to the Group	~~W~~	1,561		~~W~~	1,822		~~W~~	2,396		~~W~~	2,019		~~W~~	1,305		$1,122
Earnings per share, basic(5)	~~W~~	4,136		~~W~~	4,530		~~W~~	5,276		~~W~~	4,236		~~W~~	2,303		$1.98
Earnings per share, diluted(5)		3,910			4,530			5,155			4,152			2,290		1.97
Cash dividends per common share		800	(4)		900	(4)		900	(4)		—	(4)		400	(4)	0.34

Notes:

(1)	Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,163.65 per US$1.00, the Noon Buying Rate in effect on December 31, 2009.

(2)	Noninterest income includes fees and commissions income, gains on security valuations and disposals, gains on foreign currency transaction and gains from derivative transactions.

(3)	Noninterest expense is composed of fees & commissions paid or payable, general and administrative expenses, losses on securities valuations and disposals, losses on foreign currency transactions and losses from derivative transactions.

(4)	Represents dividends declared on the common shares of Shinhan Financial Group.

(5)	The computations of basic and diluted earnings per share (“EPS”) were adjusted retrospectively to include the effects of a discount offered to shareholders in connection with the rights offering in March 2009, which was due to the fact that the shares offered in the rights offering were issued and sold at a discount to the market price.

Consolidated Balance Sheet Data

	As of December 31,
	2005		2006		2007		2008		2009		2009(1)
	(In billions of Won and millions of US$)

Cash and due from banks	~~W~~	8,476	~~W~~	11,347	~~W~~	9,677	~~W~~	13,079	~~W~~	15,855	$13,625
Trading securities		5,496		5,513		11,740		8,838		9,229	7,931
Investment securities		24,746		25,658		31,638		38,647		42,062	36,147
Loans		108,390		124,264		150,926		173,662		170,561	146,574
Less allowance for doubtful accounts		(1,741)		(1,881)		(2,953)		(3,317)		(3,597)	(3,091)
Property and equipment, net		1,887		2,214		2,407		2,411		2,324	1,997
Goodwill, net		1,587		1,437		4,986		4,528		4,075	3,502
Other assets		12,097		10,168		13,816		26,167		14,509	12,469

Total assets		160,938		178,720		222,237		264,015		255,018	219,154

Deposits		91,521		99,744		110,582		126,764		147,737	126,960
Borrowings		15,917		18,173		24,205		27,731		18,098	15,553
Debentures, net		22,840		29,485		42,586		49,181		39,905	34,293
Retirement and severance benefits, net		178		243		335		381		177	152
Other liabilities		20,230		19,520		26,303		42,006		27,978	24,043

Total liabilities		150,686		167,165		204,011		246,063		233,895	201,001

Equity		10,252		11,555		18,226		17,952		21,123	18,153

Total liabilities and equity	~~W~~	160,938	~~W~~	178,720	~~W~~	222,237	~~W~~	264,015	~~W~~	255,018	$219,154

Note:

(1)	Won amounts are expressed in U.S. dollars at the rate of ~~W~~1,163.65 per US$1.00, the Noon Buying Rate in effect on December 31, 2009. The Noon Buying Rate has been highly volatile recently and the U.S. Dollar amounts referred to in this report should not be relied upon as an accurate reflection of our results of operations. We expect this volatility to continue in the near future.

Profitability Ratios

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(Percentages)

Net income attributable to the Group as a percentage of:
Average total assets(1)	0.93	1.09%	1.14%	0.81%	0.59%
Average total equity(1)(2)	17.96	15.53	11.61	9.40	6.62
Dividend payout ratio(3)	17.11	18.96	16.75	—	14.56
Net interest spread(4)	2.60	2.94	3.60	3.29	2.71
Net interest margin(5)	2.74	3.20	3.93	3.69	3.01
Efficiency ratio(6)	79.54	80.74	76.71	92.10	91.88
Cost-to-average assets ratio(7)	5.50	7.74	7.27	18.89	15.64
Equity to average asset ratio(8):	5.20	6.99	9.79	8.62	7.63

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank and Jeju Bank and (b) quarterly balances for other subsidiaries.

(2)	Includes redeemable preferred shares and redeemable convertible preferred shares issued by us (i) in August 2003 as part of funding for the acquisition of Chohung Bank and (ii) in January 2007 as part of funding for the acquisition of LG Card. These preferred shares are treated as equity. For a more detailed description of the preferred shares issued by us, see “Item 10.B. Memorandum and Articles of Incorporation — Description of Preferred Stock — Redeemable Convertible Preferred Stock (Series 11).”

(3)	The dividend payout ratio represents the ratio of total dividends paid on common stock as a percentage of net income attributable to common stock.

(4)	Net interest spread represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.

(5)	Net interest margin represents the ratio of net interest income to average interest earning assets.

(6)	Efficiency ratio represents the ratio of non-interest expense to the sum of net interest income and non-interest income, a measure of efficiency for banks and financial institutions. Efficiency ratio may be reconciled to comparable line-items in our income statement for the periods indicated as follows:

	Year Ended December 31,
	2005		2006		2007		2008		2009
	(In billions of Won, except percentages)

Non-interest expense (A)	~~W~~	9,676	~~W~~	12,924	~~W~~	15,324	~~W~~	47,055	~~W~~	40,422
Divided by
The sum of net interest income and non-interest income (B)		12,165		16,007		19,976		51,093		43,996
Net interest income		4,248		4,691		7,090		7,816		6,694
Non-interest income		7,917		11,316		12,886		43,277		37,302
Efficiency ratio ((A) as a percentage of (B))		79.54%		80.74%		76.71%		92.10%		91.88%

(7)	Cost-to-average-assets ratio, a measure of cost of funding used by banks and financial institutions, represents the ratio of non-interest expense to average total assets.

(8)	Equity to average asset ratio represents the ratio of average stockholders’ equity to average total assets.

Capital Ratios

	As of December 31,
	2005	2006	2007	2008	2009
	(Percentages)

Requisite capital ratio(1)	132.81%	139.28%	N/A	N/A	N/A
BIS ratio(1)	N/A	N/A	9.85%	10.19%	12.6%
Total capital adequacy ratio of Shinhan Bank(2)	12.23	12.01	12.09	13.43	15.13
Tier I capital adequacy ratio	8.16	7.81	7.64	9.30	11.61
Tier II capital adequacy ratio	4.07	4.20	4.45	4.13	3.52
Adjusted equity capital ratio of Shinhan Card(3)	17.68	17.47	25.31	20.32	26.73
Solvency ratio for Shinhan Life Insurance(4)	232.12	232.60	226.05	209.47	212.40

N/A = Not available

Notes:

(1)	We were restructured as a financial holding company on September 1, 2001, and until 2006, under the guidelines issued by the Financial Services Commission applicable to financial holding companies, were required to maintain minimum capital as measured by the requisite capital ratio. For 2005 and 2006, the minimum requisite capital ratio applicable to us as a holding company was 100%. Starting 2007, under the revised guidelines, the minimum requisite capital ratio applicable to us changed to the BIS ratio of 8%. Requisite capital ratio is computed as the ratio of net aggregate amount of our equity capital to aggregate amounts of requisite capital. This computation is based on our consolidated financial statement in accordance with Korean GAAP. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

(2)	For 2005, represents information of former Shinhan Bank prior to its merger into Chohung Bank in 2006. For 2005, the total capital adequacy ratio, Tier I capital adequacy ratio and Tier II capital adequacy ratio of Chohung Bank was 10.94%, 6.52% and 4.42%, respectively. The information for 2006 and thereafter represents the information of the surviving entity following the merger.

(3)	Adjusted equity capital ratio is the ratio of total adjusted stockholders’ equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Services Commission for credit card companies. Under these regulations, a credit card company is required to maintain a minimum adjusted equity capital ratio of 8%. This computation is based on the non-consolidated financial statements of the credit card company prepared in accordance with Korean GAAP. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

The information as of December 31, 2005, includes the information of former Shinhan Card and does not include the information of the credit card division of Chohung Bank. The information as of December 31, 2006, represents the information of former Shinhan Card (including that of the credit card division of Chohung Bank, which was split-merged into former Shinhan Card on April 3, 2006). The information as of December 31, 2007, represents the information for LG Card, renamed Shinhan Card on October 1, 2007 (including that of the assets and liabilities of former Shinhan Card, which were transferred to LG Card on October 1, 2007). The information as of December 31, 2008, represents the information for Shinhan Card.

For comparison, the adjusted equity capital ratio of LG Card as of December 31, 2005 and 2006 was 25.55% and 34.25%, respectively.

(4)	Solvency ratio is the ratio of the solvency margin to the standard amount of solvency margin as defined and computed in accordance with the regulations issued by the Financial Services Commission for life insurance companies. Under these regulations Shinhan Life Insurance is required to maintain a minimum solvency ratio of 100%. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

Asset Quality Ratios

	As of December 31,
	2005		2006		2007		2008		2009
	(In billions of Won, except percentages)

Substandard and below loans(1)	~~W~~	1,195	~~W~~	1,064	~~W~~	1,513	~~W~~	1,979	~~W~~	2,359
Substandard and below loans as a percentage of total loans		1.09%		0.87%		1.03%		1.18%		1.40%
Substandard and below loans as a percentage of total assets		0.74		0.60		0.68		0.75		0.93
Precautionary loans as a percentage of total loans(2)		2.57		1.16		1.16		1.29		1.78
Precautionary and below loans as a percentage of total loans(2)		3.66		2.03		2.19		2.47		3.18
Precautionary and below loans as a percentage of total assets(2)		2.49		1.40		1.46		1.57		2.10
Allowance for loan losses as a percentage of substandard and below loans		143.43		172.98		184.63		165.22		149.81
Allowance for loan losses as a percentage of precautionary and below loans(2)		42.76		73.88		86.50		79.08		66.07
Allowance for loan losses as a percentage of total loans		1.57		1.50		1.89		1.95		2.10
Substandard and below credits as a percentage of total credits(3)		1.07		0.84		0.98		1.15		1.35
Loans in Korean Won as a percentage of deposits in Korean Won(4)		107.79		115.05		126.58		125.43		102.90

Notes:

(1)	Substandard and below loans (other than loans provided from our trust accounts and confirmed guarantees and acceptances) are defined in accordance with the regulatory guidance in Korea. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Banks.”

(2)	As defined by the Financial Services Commission.

(3)	Credits include loans provided from our trust accounts (including bills purchased and privately placed debentures) and confirmed guarantees and acceptances, as well as the total loan portfolio of the banking accounts.

(4)	Loans in Korean Won do not include bills bought in Won, advances for customers, credit card accounts, bonds purchased under resale agreements, call loans, private placement corporate bonds and loans in restructurings that have been swapped for equity in the restructured borrower.

Recently Adopted Accounting Pronouncements and New Accounting Pronouncements (U.S. GAAP)

Please refer to Note 2 in the footnotes to our financial statements.

Reconciliation with Korean Generally Accepted Accounting Principles

Our consolidated financial statements and related footnotes appearing in “Item 18. Financial Statements,” and other financial data appearing in Items 3, 4 and 5 are prepared in accordance with U.S. GAAP, unless otherwise specifically mentioned. Our consolidated financial statements prepared in accordance with U.S. GAAP, differ in significant respects from Korean GAAP, the basis of the consolidated financial data appearing in “— Selected Financial Information under Korean GAAP” are presented. The following are reconciliations of net income attributable to the Group and stockholders’ equity from our consolidated financial statements under U.S. GAAP to Korean GAAP.

	2009
	(In millions of Won)

U.S. GAAP net income attributable to the Group	~~W~~	1,133,852
1. Provision for credit losses		747,247
2. Sale of loans to the Korea Asset Management Corporation		(764)
3. Deferred loan fees and costs		8,660
4. Securities and derivatives for hedging purposes
a. Impairment loss and reclassification of securities		(260,905)
b. Reversal of hedge accounting treatment for derivatives		217,238
c. Changes in foreign exchange rates on available-for-sale securities		(128,012)
d. Credit risk adjustments on derivatives		(172,398)
5. Stock-based compensation		(3,731)
6. Difference related to the accounting treatment of goodwill and intangible assets		16,696
7. Recognition of noncontrolling interest		13,876
8. Reversal of asset revaluation		(13,206)
9. Adjustments for redeemable preferred shares		24,732
10. Consolidation Scope		124,811
11. Measurement of common stock issued for acquisition of subsidiaries		—
12. Adoption of ASC 740-10 (formerly FIN No. 48)		(177,454)
13. Difference related to the accounting treatment of the LG Card acquisition		—
14. Shinhan Life Insurance deferred policy acquisition costs		(111,339)
15. Others		(20,160)
Total adjustments		265,291
Tax effect of adjustments		(93,832)

Korean GAAP net income attributable to the Group	~~W~~	1,305,311

	2009
	(In millions of Won)

U.S. GAAP the Group stockholders’ equity	~~W~~	20,218,199
1. Provision for credit losses		(293,664)
2. Sale of loans to the Korea Asset Management Corporation		(39,906)
3. Deferred loan fees and costs		(3,253)
4. Securities and derivatives for hedging purposes
a. Impairment loss and reclassification of securities		913,533
b. Reversal of hedge accounting treatment for derivatives		(66,759)
c. Changes in foreign exchange rates on available-for-sale securities		—
d. Credit risk adjustments on derivatives		85,623
5. Stock-based compensation		12,167
6. Difference related to the accounting treatment of goodwill and intangible assets		825,103
7. Noncontrolling interest		331,191
8. Reversal of asset revaluation		47,499
9. Adjustments for Redeemable Preferred Stock		(307,941)
10. Consolidation Scope		(376,704)
11. Measurement of common stock issued for acquisition of subsidiaries		137,738
12. Adoption of ASC 740-10		(116,520)
13. Difference related to the accounting treatment of the LG Card acquisition		202,552
14. Shinhan Life Insurance’s deferred policy acquisition costs		(525,574)
15. Others		(101,451)
Total of adjustments		723,634
Tax effect of adjustments		181,193

Korean GAAP the Group stockholders’ equity	~~W~~	21,123,026

The following is a summary of the significant adjustments made to consolidated net income attributable to the Group and stockholders’ equity to reconcile the U.S. GAAP results with those under Korean GAAP. The numbered paragraphs below refer to the corresponding item numbers set forth above.

1. Under U.S. GAAP, the allowance for loan losses for specifically identified impaired loans is based on (i) the present value of expected future cash flows discounted at the loan’s effective interest rate or as a practical expedient, (ii) the loan’s observable market price or (iii) the fair value of the collateral if the loan is collateral dependent.

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

The following percentages represent guidelines required by the Financial Services Commission as of December 31, 2009:

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

4a. Under U.S. GAAP, other-than-temporary-impairment (“OTTI”) must be recognized if an investor has the intent to sell the debt security or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. In addition, the guidance changes the amount of impairment to be recognized in current-period earnings when an investor does not have the intent to sell, or if it is more likely than not that it will not be required to sell the debt security, as in these cases only the amount of the impairment associated with credit losses is recognized in income, while the rest of the fair value loss is recognized in other comprehensive income. But declines in the fair value of available-for-sale (“AFS”) equity securities below their cost that are deemed to be other-than-temporary are recorded in earnings. When we do not intend to sell AFS equity or debt securities in an unrealized loss position, potential OTTI is considered using a variety of factors, including the length of time and extent to which the market value has been less than cost; adverse conditions specifically related to the industry, geographic area or financial condition of the issuer or underlying collateral of a security; payment structure of the security; changes to the rating of the security by a rating agency; the volatility of the fair value changes; and changes in fair value of the security after the balance sheet date. For equity securities, we consider the above factors, as well as our intent and ability to retain our investment for a period of time sufficient to allow for any anticipated recovery in market value, and whether evidence exists to support a realizable value equal to or greater than the carrying value. Under Korean GAAP, declines in the fair value that are deemed to be permanent are recorded in earnings. The determination of whether a decline in the fair value of a security is permanent is generally based on whether investees are in bankruptcy or liquidation. This item reflects the recognition of additional losses, adjustment of the proper cost basis for the disposal gains or losses and reclassification of securities that are not within the scope of ASC 320-10 (formerly SFAS No. 115) into proper categories under U.S. GAAP.

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

4d. Under U.S. GAAP, valuation of derivative assets takes into consideration counterparty credit risk and valuation of the derivative liabilities reflects the impact of the Group’s credit quality as required by ASC 820-10 (formerly SFAS No. 157). Under Korean GAAP, there is no specific guidance as such. This item represents the valuation adjustment recognized for counterparty credit risk and the Group’s own credit quality.

5. Under Korean GAAP, we recognize the compensation costs using intrinsic value remeasured each reporting period. Under U.S. GAAP, we recognize the compensation costs using fair value remeasured each reporting period by option pricing model according to ASC 718 (formerly SFAS No. 123R). The income statement adjustment represents the difference in valuation method of share options.

6. Under Korean GAAP, goodwill is amortized over its useful life during which future economic benefits are expected to flow to the enterprise, not exceeding twenty years. Under U.S. GAAP, goodwill is not amortized, but rather it is tested for impairment at least annually. The income statement adjustment reflects goodwill impairment charge recorded under U.S. GAAP, net of the goodwill amortization that was recorded under Korean GAAP. Under Korean GAAP, acquisition of the remaining interest in its consolidated subsidiary is accounted for under the book basis with no goodwill recognized, rather, any excess amount paid results in a reduction of capital surplus. Furthermore, consolidation is required when the investor owns more than 30% of the investee’s voting shares and is also the largest shareholder. Under U.S. GAAP, acquisition of the remaining interest in its equity investee is accounted for under the purchase method with the excess cost over the fair value of the net assets acquired recognized as goodwill. The stockholders’ equity adjustment reflects the additional amount of goodwill recognized under U.S. GAAP. Furthermore, under U.S. GAAP, finite-lived intangible assets which meet certain criteria are recognized in a business combination transaction and amortized over their useful lives. Under Korean GAAP, because the criteria that must be met in order to recognize intangible assets is not clearly specified, in practice, they are included as part of goodwill. We did not recognize any intangible assets in connection with the acquisitions of LG Card, Chohung Bank and Shinhan Investment under Korean GAAP. However, finite-lived and indefinite-lived intangible assets were recognized under U.S. GAAP in connection with the above transactions. The income statement adjustment includes the amortization of the finite-lived intangible assets under U.S. GAAP.

7. The operating results of each of our subsidiaries have been affected by the conversion to U.S. GAAP from Korean GAAP. Consequently, the noncontrolling interest holders’ share of the difference in the results of the respective subsidiaries’ operations under U.S. GAAP and Korean GAAP affect our consolidated stockholders’ equity while net income is not affected, as under both Korean GAAP and U.S. GAAP, net income shall be attributed to the parent and the noncontrolling interest.

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

9. Under Korean GAAP, the Redeemable Preferred Stocks were recorded in stockholders’ equity. Under U.S. GAAP, certain redeemable preferred stocks are classified as liabilities on the balance sheet pursuant to ASC 480 (formerly SFAS No. 150). Accordingly, some of redeemable preferred stocks are classified as equity and others are classified as liabilities. In case that redeemable preferred stocks are classified as liabilities, dividends paid to holders of Redeemable Preferred Stocks are recognized as interest expense rather than reduction from the retained earnings.

10. Under Korean GAAP, a special purpose company and a company undergoing liquidation are not within the scope of consolidation. Under U.S. GAAP, such companies could be within the scope of consolidation in accordance with either ASC 810 (formerly FIN No. 46(R)) or SFAS No. 94.

11. Under Korean GAAP, the value of consideration paid for Chohung Bank, LG Card, Shinhan Investment and Shinhan Life Insurance was measured based on our stock price on the consummation date of the merger, whereas under U.S. GAAP, the value of consideration was measured based on our average closing stock price on the KRX KOSPI Market of the Korea Exchange two days before and after the date the merger was agreed to and announced.

12. Under Korean GAAP, additional tax assessments or tax refunds are recorded as expenses when tax assessment or tax refund actually occurs except when contingent liabilities are recorded for tax contingencies. The adoption of ASC 740-10 (formerly FIN No. 48) results in the change of retained earnings and income tax expenses since under FIN No. 48, tax positions are required to be evaluated and tax benefits can be recognized only when the technical merits of uncertain tax positions meet the more-likely-than-not recognition threshold and to be measured as the largest amount of tax benefit that is more than 50% likely of being recognized.

13. Under Korean GAAP, when the control over an entity is acquired through a series of transactions, such acquisition is accounted under the lump-sum method. Under U.S. GAAP, for business combinations for which the acquisition date is before January 1, 2009, SFAS No. 141 is applied and such serial acquisition transactions are accounted under the step-acquisition method, and the noncontrolling interest in the entity prior to the acquisition of control is accounted retroactively under the equity method.

14. Under Korean GAAP, acquisition costs are those costs that are related to insurance contracts and agent operation. Such costs are amortized on the straight-line basis over the estimated life of the insurance contracts, not to exceed seven years. Under U.S. GAAP, costs directly attributable to new and renewal insurance contracts are deferred and amortized over the estimated life of the underlying insurance contract in proportion to estimated gross margins. This adjustment is to reverse the GAAP difference relating to acquisition cost range and to adjust the amortized deferred acquisition cost charged in the period under the different cost and useful life basis.

ITEM 5.C.	Research and Development, Patents and Licenses

Not applicable.

ITEM 5.D.	Trend Information

These matters are discussed under Items 4.B, 5.A and 5.B above where relevant.

ITEM 5.E.	Off-Balance Sheet Arrangements

We have several types of off-balance sheet arrangements, including guarantees for loans, debentures, trade financing arrangements, guarantees for other financings, credit lines, letters of credit and credit commitments. In the normal course of our banking activities, we make various commitments and guarantees to meet the financing needs of our customers. Commitments and guarantees are usually in the form of, among others, commitments to extend credit, commercial letters of credit, standby letter of credit and performance guarantees. The contractual amount of these financial instruments represents the maximum possible loss amount if the account party draws down the commitment or we should fulfill our obligation under the guarantee and the account party fails to perform under the contract. See “Item 4.B. Business Overview — Description of Assets and Liabilities — Credit-Related Commitments and Guarantees.”

Details of our off-balance sheet arrangements are provided in Note 31 in the notes to our consolidated financial statements included in this annual report.

ITEM 5.F.	Tabular Disclosure of Contractual Obligations

See “Item 5.B. Liquidity and Capital Resources — Contractual Obligations, Commitments and Guarantees.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.A.	Directors and Senior Management

Executive Directors

Our executive directors are as follows:

Name	Age	Position	Director Since	Date Term Ends(1)

Eung Chan Ra	71	Chairman; Head of Board Steering Committee	September 1, 2001	March 2013
Sang Hoon Shin	61	President and Chief Executive Officer; member of the Board Steering Committee	March 17, 2009	March 2011

Note:

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

Eung Chan Ra is the Chairman of Shinhan Financial Group. Prior to being elected to his current position in 2001, he was the Vice-Chairman of Shinhan Bank and also served as President and Chief Executive Officer of Shinhan Bank. Mr. Ra also currently serves as Vice-Chairman of Korea-Japan Economy Association and the chief of committee in the Economy and Science Division of the Advisory Council on Democratic and Peaceful Unification. Mr. Ra was a director of Cheil Investment Finance from 1977 until 1982, when he first joined us as an executive vice president of Shinhan Bank. Mr. Ra graduated from Seonrin Commercial High School.

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

Non-Executive Directors

Non-executive directors are directors who are not our employees and do not hold executive officer positions with us. Outside directors are non-executive directors who also satisfy the requirements set forth under the Financial Investment Services and Capital Markets Act to be independent of our major shareholders, affiliates and the management. Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting. Currently, 10 non-executive directors are in office, all of whom were nominated by our board of directors.

Our non-executive directors are as follows:

Name	Age	Position	Director Since	Date Term Ends(1)

Baek Soon Lee	57	Non-Executive Director	March 17, 2009	March 2012
Shee Yul Ryoo	71	Non-Executive Director	March 30, 2005	March 2011
Sung Bin Chun	57	Chairman of the board	March 20, 2007	March 2011
Haeng Nam Chung	69	Outside Director	March 21, 2006	March 2011
Ke Sup Yun	65	Outside Director	March 17, 2009	March 2011
Yo Koo Kim	60	Outside Director	March 17, 2009	March 2011
Byung-Il Kim	64	Outside Director	March 24, 2010	March 2011
Hui Mook Kim	52	Outside Director	March 24, 2010	March 2011
Yoji Hirakawa	57	Outside Director	March 24, 2009	March 2011
Philippe Aguignier	52	Outside Director	March 24, 2010	March 2011

Note:

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

Baek Soon Lee has been our non-executive director since March 17, 2009. Mr. Lee currently also serves as the President and Chief Executive Director of Shinhan Bank. Prior to his current position, Mr. Lee served as the Deputy President of Shinhan Financial Group and as the Senior Executive Vice President of Shinhan Bank. Mr. Lee is a graduate of Duksu Commercial High School.

Shee Yul Ryoo had been our outside director since March 30, 2005 and was appointed as non-executive director on March 24, 2010. Mr. Ryoo currently serves as an advisor to Shin & Kim, a Korean law firm. Mr. Ryoo previously served as President of Korea First Bank and as chairman of the Korea Federation of Banks. Mr. Ryoo received an LL.B degree from Seoul National University.

Sung Bin Chun has been an outside director since March 20, 2007 and was appointed as the chairman of board of directors on March 24, 2010. Ms. Chun is currently a professor of business administration at Sogang University. Ms. Chun received a B.A. in English literature from Sogang University and a Ph.D. in accounting from University of California at Berkeley. Ms. Chun was formerly the director and vice president of the Korean Accounting Association.

Haeng Nam Chung has been our outside director since March 21, 2006. Mr. Chung served as a director of Asuka Credit Union and as an advisor of the Korean Chamber of Commerce and Industry in Japan.

Ke Sup Yun has been our outside director since March 17, 2009. Mr. Yun is currently a professor of business administration at Seoul National University and also serves as the Chairman of the Seoul Economist Club. Mr. Yun received a Ph. D. from the graduate school of Seoul National University.

Yo Koo Kim has been our outside director since March 17, 2009. Mr. Kim currently serves as the director of Korea Chamber of Commerce and Industry in Aichi Province. Mr. Kim received a B.A. in Industrial and Systems Engineering from Aoyama Gakuin University.

Byung-Il Kim has been our outside director since March 24, 2010. Mr. Kim is currently serves as the head of Korean Studies Advisement Center. Mr. Kim received a MA in Government Affairs from Seoul National University.

Hui Mook Kim has been our outside director since March 24, 2010. Mr. Kim is currently the managing director of Sankei Transportation Co., Ltd. Mr. Kim received a B.A. in Economics from Seikei University.

Yoji Hirakawa has been our outside director since March 24, 2010. Mr. Hirakawa currently serves as the President and CEO of Sun East Place Corporation. Mr. Hirakwa received B.A. in Business Administration from Ritsumeikan University.

Philippe Aguinier has been our outside director since March 24, 2010. Mr. Aguignier was nominated by BNP Paribas and elected to our board of directors pursuant to the alliance agreement dated December 2001 between us and BNP Paribas. See “Item 7.B. Related Party Transactions.” Mr. Aguignier is currently the Head of BNP Paribas Asia Retail Banking. Mr. Aguignier received a Ph. D in Far Eastern Studies from Universite Paris III (Inalco).

Any director wishing to enter into a transaction with Shinhan Financial Group including the subsidiaries in his or her personal capacity is required to obtain the prior approval of our Board of Directors. The director having an interest in the transaction may not vote at the meeting of our Board of Directors at which the relevant transaction is subject to vote for approval.

Executive Officers

In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Age	Position		In charge of

Buhmsoo Choi	53	Deputy President and Chief Financial Officer	—	Finance Management Team
			—	Investor Relations Team
			—	Strategic Planning Team
			—	Global Business Strategy Team
			—	Shinhan FSB Research Institute

Sung Ho Wi	52	Deputy President	—	General Affairs Team
			—	Business Management Team
			—	Public Relations Team
			—	CSR & Culture Management Team

Chan Hee Jin	55	Deputy President	—	Synergy Management Team
			—	Information and Technology Planning Team
			—	Audit Team

None of the executive officers have any significant activities outside Shinhan Financial Group.

Buhmsoo Choi has been our Deputy President and Chief Financial Officer since May 28, 2007. Mr. Choi previously served as vice president of Korea Credit Bureau. Mr. Choi received a B.A. in economics from Seoul National University and a Ph.D. in economics from Yale University. Mr. Choi also serves as a non-executive director of Shinhan Macquarie Financial Advisors and as an outside director of Shinhan Life Insurance and Shinhan BNPP AM.

Sung Ho Wi has been our Deputy President since August 28, 2008. Mr. Wi currently also serves as a non-executive director of Shinhan PE and as an outside director of Shinhan Bank and Shinhan Investment Mr. Wi received a B.A. in economics from Korea University.

Chan Hee Jin has been appointed as our Deputy President on February 12, 2009. Mr. Jin formerly served as the Executive Vice President in charge of the Treasury & Global Banking Group of Shinhan Bank. Mr. Jin also serves as a non-executive director of Shinhan PE and as an outside director of Shinhan Card. Mr. Jin received a B.A. in Statistics from Korea University.

There are no family relationships among our directors and/or executive officers.

ITEM 6.B.	Compensation

The aggregate remuneration paid and benefits-in-kind paid by us to our chairman, our president and chief executive officer, our other executive directors, our non-executive directors and our executive officers for the year ended December 31, 2009 was ~~W~~5.1 billion, consisting of ~~W~~2.3 billion in salaries and wages and ~~W~~2.8 billion in bonus payments.

We do not have service contracts with any of our directors or officers providing for benefits upon termination of their employment with us.

We have granted stock options to our chairman, our president and chief executive officer and other directors and executive officers as described below in “— Share Ownership — Stock Options.” For our options granted prior to March 20, 2007, we are required to pay in cash the difference between the exercise and the market price at the date of exercise. For those options issued on or after March 20, 2007, we may either issue common stock or pay in cash the difference between the exercise and the market price at the date of exercise. These options are subject to a vesting period of two years from the grant date and require continued employment for a specified period. Upon vesting, options may be exercised during a period of two to seven years from the grant date. In 2009, we recognized ~~W~~52 billion as compensation expense for the stock options granted under our incentive stock option plan.

Beginning on March 20, 2007, we began granting “performance units” to certain high-ranking officers of select group companies. Currently, performance-based compensation for these officers takes the form of both performance units and stock options, in roughly equal proportions. Performance units have a vesting period of three years, and the amount of compensation payable under each performance unit is tied to the performance of the relevant group company over the three-year period from the issue date to the vesting date. In 2009, we recognized ~~W~~1.7 billion as compensation expense in respect of performance units. We have granted additional performance units in April, 2010. In December 2008 and March 2009, in light of growing concerns relating to the global financial crisis, directors and officers of us and our subsidiaries voluntarily returned stock options exercisable into a total of 85,840 shares and 614,735 shares, respectively, which were subsequently rescinded.

ITEM 6.C.	Board Practices

Board of Directors

Our board of directors, which currently consists of two executive directors, two non-executive directors and 8 outside directors, has the ultimate responsibility for the management of our affairs.

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

Terms are renewable and are subject to the Korean Commercial Code, the Financial Holding Companies Act and related regulations. See “Item 6.A. Directors and Senior Management” above for information concerning the terms of office of our directors and executive officers.

Our board of directors meets on a regular basis to discuss and resolve material corporate matters. Additional extraordinary meetings may also be convened at the request of the president and chief executive officer or a director designated by the board.

Currently, there are no outstanding service contracts between any of our directors or executive officers and us or any of our subsidiaries providing for benefits upon termination of employment by such director or executive officer.

Committees of the Board of Directors

We currently have six management committees that serve under the board:

•	the Board Steering Committee;

•	the Risk Management Committee;

•	the Audit Committee

•	the Outside Director Recommendation Committee;

•	the Compensation Committee; and

•	the Audit Committee Member Recommendation Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of shareholders.

Board Steering Committee

The Board Steering Committee currently consists of five directors, namely Shee Yul Ryoo, Sung Bin Chun, Haeng Nam Chung, Byung-Il Kim, together with the chairman of our group. The committee is responsible for ensuring the efficient operations of the board and the facilitation of the board’s functions. The committee’s responsibilities also include reviewing and assessing the board’s structure and the effectiveness of that structure in fulfilling the board’s fiduciary responsibilities. The committee holds regular meetings every quarter.

Risk Management Committee

The Risk Management Committee currently consists of three directors, namely Shee Yul Ryoo, Ke Sup Yun and Philippe Aguignier. The committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control. The committee holds regular meetings every quarter.

Audit Committee

The Audit Committee currently consists of three outside directors, namely Ke Sup Yun, Sung Bin Chun and Yo Koo Kim. The committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors for each general meeting of stockholders. The committee holds regular meetings every quarter.

Outside Director Recommendation Committee

Members of this committee will be appointed by our board of directors if and only to the extent necessary to recommend and nominate candidates for our outside director positions and related matters. The committee meetings are called by the chairman of this committee, who must be an outside director.

Compensation Committee

The Compensation Committee currently consists of three directors, namely Byung-Il Kim, Shee Yul Ryoo and Ke Sup Yun. At least one-half of the members of this committee must be outside directors. This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee meetings are called by the chairman of this committee, who must be an outside director.

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

ITEM 6.D.	Employees

At the holding company level, we had 85, 97 and 129 regular employees as of December 31, 2007, 2008 and 2009, respectively, almost all of whom are employed within Korea. Our subsidiaries had 16,349, 17,110 and 16,628 regular employees as of December 31, 2007, 2008 and 2009, respectively, almost all of whom are employed within Korea. In addition, we had 3, 1 and 6 non-regular employee at the holding company level as of December 31, 2007, 2008 and 2009, respectively, and 4,696, 3,501 and 3,369 non-regular employees at the subsidiary level as of December 31, 2007, 2008 and 2009, respectively. Of the total number of regular and non-regular employees at both the holding company and subsidiaries, approximately 49.3% were managerial or executive employees.

7,610 employees of Shinhan Bank, 271 employees of Jeju Bank and 2,683 employees of Shinhan Investment were members of Korea Securities Trade Union as of December 31, 2009. 2,683 employees of Shinhan Card were members of the Korean Federation of Clerical and Financial Labor Union as of December 31, 2009.

Since our acquisition of Chohung Bank in 2003, we have not experienced any general employee work stoppages and consider our employee relations to be good.

Under the Korean National Pension Law, we annually contribute an amount equal to 4.5% of employee wages and contribute 4.5% of employees’ wages which are deducted from such wages to the National Pension Management Corporation. In accordance with our policy and the Korean Labor Standard Law, employees with one year or more of service are entitled, upon termination of employment, to receive a lump sum severance payment based upon the length of their service and the average of the last three months’ wages. We make provisions for accrued severance indemnities based upon the assumption that all employees terminate their employment with us at the same time. As of December 31, 2009, the provisions for accrued severance benefits were ~~W~~404 billion, which represents 100.5% of the amount required under the Korean Labor Standard Law. Under Korean law, we may not terminate full time employees except under certain circumstances.

ITEM 6.E.	Share Ownership

As of December 31, 2009, the persons who are currently our directors or executive officers, as a group, beneficially held an aggregate of 1,027,399 shares of our common stock representing approximately 0.22% of our outstanding common stock as of such date. None of these persons individually held more than 1% of our outstanding common stock as of such date.

Stock Options

We have granted stock options to certain of the directors and officers of the holding company and its subsidiaries. For options granted prior to March 30, 2005, we are required to pay in cash the difference between the exercise and the market price at the date of exercise. For options issued on or after March 30, 2005, we may either issue common stock or pay in cash the difference between the exercise and the market price at the date of exercise. The following table is the breakdown of outstanding stock options with respect to our common stock that we have granted to our directors and officers, describing the grant dates, positions held by such directors and officers, exercise period, price and the number of options as of June 11, 2010.

		Exercise Period
				Exercise
				Period	Number of Granted	Number of Options
	Grant Date	From	To	(In Won)	Options	Outstanding

Shinhan Financial Group
Eung Chan Ra	5/22/2002	5/23/2004	5/22/2008	18,910	94,416	—
(Chairman)	5/15/2003	5/16/2005	5/15/2009	11,800	95,390	—
	3/25/2004	3/25/2006	3/25/2009	21,595	100,000	—
	3/30/2005	3/30/2008	3/29/2012	28,006	99,447	99,447
	3/21/2006	3/21/2009	3/20/2013	38,829	112,794	112,794
	3/20/2007	3/20/2010	3/19/2014	54,560	60,000	60,000
	3/19/2008	3/19/2011	3/18/2015	49,053	55,000	55,000
	3/17/2009	3/17/2012	3/16/2016	23,405	35,000	—

Sang Hoon Shin	5/22/2002	5/23/2004	5/22/2008	18,910	28,325	—
(President & Chief	5/15/2003	5/16/2005	5/15/2009	11,800	77,160	—
Executive Officer)
	3/25/2004	3/25/2006	3/25/2009	21,595	80,000	—
	3/30/2005	3/30/2008	3/29/2012	28,006	80,000	80,000
	3/21/2006	3/21/2009	3/20/2013	38,829	83,173	83,173
	3/20/2007	3/20/2010	3/19/2014	54,560	48,000	48,000
	3/19/2008	3/19/2011	3/18/2015	49,053	44,000	44,000
	3/17/2009	3/17/2012	3/16/2016	23,405	31,500	—

Shee Yul Ryoo	3/30/2005	3/30/2008	3/29/2012	28,006	9,944	—
(Non-Executive Director)	3/21/2006	3/21/2009	3/20/2013	38,829	9,399	—
	3/20/2007	3/20/2010	3/19/2014	54,560	10,000	10,000

Sung Bin Chun	3/20/2007	3/20/2010	3/19/2014	54,560	10,000	10,000
(Chairman of the Board of Directors)

Buhmsoo Choi	3/19/2008	3/19/2011	3/18/2015	49,053	11,000	11,000
(Deputy President)	3/17/2009	3/17/2012	3/16/2016	23,405	9,000	—

		Exercise Period
				Exercise
				Period	Number of Granted	Number of Options
	Grant Date	From	To	(In Won)	Options	Outstanding

Sung Ho Wi	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	—
(Deputy President)	5/15/2003	5/16/2005	5/15/2009	11,800	1,700	—
	3/25/2004	3/25/2006	3/25/2009	21,595	2,000	—
	3/30/2005	3/30/2008	3/29/2012	28,006	1,800	1,800
	3/21/2006	3/21/2009	3/20/2013	38,829	2,500	2,500
	3/20/2007	3/20/2010	3/19/2014	54,560	3,000	3,000
	3/19/2008	3/19/2011	3/18/2015	49,053	8,250	8,250
	3/17/2009	3/17/2012	3/16/2016	23,405	9,000	—

Chan-Hee Jin	3/30/2005	3/30/2008	3/29/2012	28,006	2,000	2,000
(Deputy President)	3/21/2006	3/21/2009	3/20/2013	38,829	1,800	1,800
	3/19/2008	3/19/2011	3/18/2015	49,053	8,250	8,250
	3/17/2009	3/17/2012	3/16/2016	23,405	9,000	—

Shinhan Bank
Baek Soon Lee	5/22/2002	5/23/2004	5/22/2008	18,910	1,500	—
(President & Chief	5/15/2003	5/16/2005	5/15/2009	11,800	2,200	—
Executive Officer)
	3/25/2004	3/25/2006	3/25/2009	21,595	20,000	—
	3/30/2005	3/30/2008	3/29/2012	28,006	19,889	19,889
	3/21/2006	3/21/2009	3/20/2013	38,829	22,683	22,683
	3/20/2007	3/20/2010	3/19/2014	54,560	11,000	11,000
	3/19/2008	3/19/2011	3/18/2015	49,053	11,000	11,000
	3/17/2009	3/17/2012	3/16/2016	23,405	28,000	—

Jeum Joo Gweon	5/22/2002	5/23/2004	5/22/2008	18,910	1,500	—
(Deputy President)	5/15/2003	5/16/2005	5/15/2009	11,800	1,700	—
	3/25/2004	3/25/2006	3/25/2009	21,595	1,800	—
	3/30/2005	3/30/2008	3/29/2012	28,006	2,500	—
	3/21/2006	3/21/2009	3/20/2013	38,829	6,616	6,616
	3/20/2007	3/20/2010	3/19/2014	54,560	7,500	7,500
	3/19/2008	3/19/2011	3/18/2015	49,053	11,000	11,000
	3/17/2009	3/17/2012	3/16/2016	23,405	9,000	—

Chan Park	3/30/2005	3/30/2008	3/29/2012	28,006	1,800	1,800
(Deputy President)	3/21/2006	3/21/2009	3/20/2013	38,829	6,616	6,616
	3/20/2007	3/20/2010	3/19/2014	54,560	7,000	7,000
	3/19/2008	3/19/2011	3/18/2015	49,053	8,250	8,250
	3/17/2009	3/17/2012	3/16/2016	23,405	9,000	—

Hyung Jin Kim	5/15/2003	5/16/2005	5/15/2009	11,800	1,200	—
(Deputy President)	3/25/2004	3/25/2006	3/25/2009	21,595	2,000	—
	3/30/2005	3/30/2008	3/29/2012	28,006	3,400	3,400
	3/21/2006	3/21/2009	3/20/2013	38,829	4,100	4,100
	3/20/2007	3/20/2010	3/19/2014	54,560	3,000	3,000
	3/19/2008	3/19/2011	3/18/2015	49,053	7,500	7,500
	3/17/2009	3/17/2012		23,405	12,500	—

Young Hoon Lee	5/22/2002	5/23/2004	5/22/2008	18,910	1,500	—
(Deputy President)	5/15/2003	5/16/2005	5/15/2009	11,800	1,200	—
	3/25/2004	3/25/2006	3/25/2009	21,595	2,000	—
	3/30/2005	3/30/2008	3/29/2012	28,006	2,500	2,500
	3/21/2006	3/21/2009	3/20/2013	38,829	6,616	6,616
	3/20/2007	3/20/2010	3/19/2014	54,560	3,000	3,000
	3/19/2008	3/19/2011	3/18/2015	49,053	7,500	7,500
	3/17/2009	3/17/2012	3/16/2016	23,405	9,000	—

		Exercise Period
				Exercise
				Period	Number of Granted	Number of Options
	Grant Date	From	To	(In Won)	Options	Outstanding

Sung Rack Lee	5/22/2002	5/23/2004	5/22/2008	18,910	1,000	—
(Executive Vice President)	5/15/2003	5/16/2005	5/15/2009	11,800	1,200	—
	3/25/2004	3/25/2006	3/25/2009	21,595	2,000	—
	3/30/2005	3/30/2008	3/29/2012	28,006	2,500	2,500
	3/21/2006	3/21/2009	3/20/2013	38,829	2,500	2,500
	3/20/2007	3/20/2010	3/19/2014	54,560	3,000	3,000
	3/17/2009	3/17/2012	3/16/2016	23,405	9,000	—

Dong Dae Lee	5/22/2002	5/23/2004	5/22/2008	18,910	1,500	—
(Executive Vice President)	5/15/2003	5/16/2005	5/15/2009	11,800	1,700	—
	3/25/2004	3/25/2006	3/25/2009	21,595	2,500	—
	3/30/2005	3/30/2008	3/29/2012	28,006	2,500	2,500
	3/21/2006	3/21/2009	3/20/2013	38,829	2,500	2,500
	3/20/2007	3/20/2010	3/19/2014	54,560	3,000	3,000
	3/19/2008	3/19/2011	3/18/2015	49,053	3,500	3,500
	3/17/2009	3/17/2012	3/16/2016	23,405	6,750	—

Se Il Oh	5/22/2002	5/23/2004	5/22/2008	18,910	1,500	—
(Executive Vice President)	5/15/2003	5/16/2005	5/15/2009	11,800	2,200	—
	3/25/2004	3/25/2006	3/25/2009	21,595	1,800	—
	3/30/2005	3/30/2008	3/29/2012	28,006	1,800	1,800
	3/21/2006	3/21/2009	3/20/2013	38,829	1,800	1,800
	3/19/2008	3/19/2011	3/18/2015	49,053	3,500	3,500
	3/17/2009	3/17/2012	3/16/2016	23,405	6,750	—

Yong Byoung Cho	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	—
(Executive Vice President)	5/15/2003	5/16/2005	5/15/2009	11,800	1,700	—
	3/25/2004	3/25/2006	3/25/2009	21,595	1,800	—
	3/30/2005	3/30/2008	3/29/2012	28,006	1,800	1,800
	3/21/2006	3/21/2009	3/20/2013	38,829	2,500	2,500
	3/20/2007	3/20/2010	3/19/2014	54,560	3,000	3,000
	3/17/2009	3/17/2012	3/16/2016	23,405	6,750	—

Jong Bok Moon	3/30/2005	3/30/2008	3/29/2012	28,006	1,500	1,500
(Executive Vice President)	3/21/2006	3/21/2009	3/20/2013	38,829	1,800	1,800
	3/20/2007	3/20/2010	3/19/2014	54,560	3,000	3,000
	3/17/2009	3/17/2012	3/16/2016	23,405	6,750	—

In Jong Joo	3/30/2005	3/30/2008	3/29/2012	28,006	1,800	1,800
(Executive Vice President)	3/21/2006	3/21/2009	3/20/2013	38,829	2,000	2,000
	3/17/2009	3/17/2012	3/16/2016	23,405	3,500	—

Young Oh Seol	5/22/2002	5/23/2004	5/22/2008	18,910	1,500	—
(Executive Vice President)	5/15/2003	5/16/2005	5/15/2009	11,800	1,200	—
	3/25/2004	3/25/2006	3/25/2009	21,595	1,600	—
	3/30/2005	3/30/2008	3/29/2012	28,006	1,600	1,600
	3/21/2006	3/21/2009	3/20/2013	38,829	2,000	2,000

		Exercise Period
				Exercise
				Period	Number of Granted	Number of Options
	Grant Date	From	To	(In Won)	Options	Outstanding

Shinhan Card
Jae Woo Lee	5/22/2002	5/23/2004	5/22/2008	18,910	18,873	—
(President & Chief	5/15/2003	5/16/2005	5/15/2009	11,800	19,290	—
Executive Officer)
	3/25/2004	3/25/2006	3/25/2009	21,595	20,000	—
	3/30/2005	3/30/2008	3/29/2012	28,006	19,889	19,889
	3/21/2006	3/21/2009	3/20/2013	38,829	22,559	22,559
	3/20/2007	3/20/2010	3/19/2014	54,560	11,000	11,000
	3/19/2008	3/19/2011	3/18/2015	49,053	22,000	22,000
	3/17/2009	3/17/2012	3/16/2016	23,405	17,600	—

Hee Geon Kim	3/21/2006	3/21/2009	3/20/2013	38,829	14,937	14,937
(Deputy CEO)	3/20/2007	3/20/2010	3/19/2014	54,560	8,250	8,250
	3/19/2008	3/19/2011	3/18/2015	49,053	8,250	8,250
	3/17/2009	3/17/2012	3/16/2016	23,405	7,425	—

Chun Kuk Lee	3/25/2004	3/25/2006	3/25/2009	21,595	1,000	—
(Deputy CEO)	3/30/2005	3/30/2008	3/29/2012	28,006	1,200	1,200
	3/21/2006	3/21/2009	3/20/2013	38,829	1,400	1,400
	3/20/2007	3/20/2010	3/19/2014	54,560	7,500	7,500
	3/19/2008	3/19/2011	3/18/2015	49,053	6,600	6,600
	3/17/2009	3/17/2012	3/16/2016	23,405	6,750	—

Jae-Gwang Soh	3/19/2008	3/19/2011	3/18/2015	49,053	6,000	6,000
(Deputy CEO)	3/17/2009	3/17/2012	3/16/2016	23,405	5,940	—

Jeong Cheol Kim	5/22/2002	5/23/2004	5/22/2008	18,910	1,500	—
(Deputy CEO)	5/15/2003	5/16/2005	5/15/2009	11,800	1,700	—
	3/25/2004	3/25/2006	3/25/2009	21,595	1,400	—
	3/30/2005	3/30/2008	3/29/2012	28,006	2,500	2,500
	3/21/2006	3/21/2009	3/20/2013	38,829	2,500	2,500
	3/20/2007	3/20/2010	3/19/2014	54,560	7,000	7,000
	3/19/2008	3/19/2011	3/18/2015	49,053	3,850	3,850
	3/17/2009	3/17/2012	3/16/2016	23,405	6,750	—

Byung Gook Song	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	—
(Deputy CEO)
	5/15/2003	5/16/2005	5/15/2009	11,800	2,200	—
	3/25/2004	3/25/2006	3/25/2009	21,595	2,500	—
	3/30/2005	3/30/2008	3/29/2012	28,006	2,500	2,500
	3/21/2006	3/21/2009	3/20/2013	38,829	1,800	1,800
	3/19/2008	3/19/2011	3/18/2015	49,053	3,500	3,500
	3/17/2009	3/17/2012	3/16/2016	23,405	3,500	—

Shinhan Investment Corp.
Hyu Won Lee	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	—
(Chief Executive Officer)	5/15/2003	5/16/2005	5/15/2009	11,800	2,200	—
	3/25/2004	3/25/2006	3/25/2009	21,595	1,800	—
	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	20,000
	3/21/2006	3/21/2009	3/20/2013	38,829	20,793	20,793
	3/20/2007	3/20/2010	3/19/2014	54,560	11,000	11,000
	3/19/2008	3/19/2011	3/18/2015	49,053	11,000	11,000
	3/17/2009	3/17/2012	3/16/2016	23,405	16,000	—

		Exercise Period
				Exercise
				Period	Number of Granted	Number of Options
	Grant Date	From	To	(In Won)	Options	Outstanding

Ki Seung Jung	3/25/2004	3/25/2006	3/25/2009	21,595	1,600	—
(Standing Auditor)	3/30/2005	3/30/2008	3/29/2012	28,006	1,600	—
	3/21/2006	3/21/2009	3/20/2013	38,829	1,600	1,600
	3/20/2007	3/20/2010	3/19/2014	54,560	7,500	7,500

Jin Kook Lee	3/30/2005	3/30/2008	3/29/2012	28,006	14,080	—
(Vice President)	3/21/2006	3/21/2009	3/20/2013	38,829	13,190	7,000
	3/20/2007	3/20/2010	3/19/2014	54,560	7,500	7,500
	3/19/2008	3/19/2011	3/18/2015	49,053	8,250	8,250
	3/17/2009	3/17/2012	3/16/2016	23,405	6,750	—

Byung Kuk Rhee	3/30/2005	3/30/2008	3/29/2012	28,006	1,400	1,400
(Vice President)	3/21/2006	3/21/2009	3/20/2013	38,829	1,600	1,600
	3/20/2007	3/20/2010	3/19/2014	54,560	5,000	5,000
	3/19/2008	3/19/2011	3/18/2015	49,053	2,750	2,750
	3/17/2009	3/17/2012	3/16/2016	23,405	2,500	—

Kyoung Eun Yoon	3/30/2005	3/30/2008	3/29/2012	28,006	1,600	—
(Vice President)	3/21/2006	3/21/2009	3/20/2013	38,829	4,397	—
	3/20/2007	3/20/2010	3/19/2014	54,560	5,000	5,000
	3/19/2008	3/19/2011	3/18/2015	49,053	2,500	2,500
	3/17/2009	3/17/2012	3/16/2016	23,405	2,750	—

Shinhan Life Insurance
Jin Won Suh	5/22/2002	5/23/2004	5/22/2008	18,910	2,500	—
(President & Chief	5/15/2003	5/16/2005	5/15/2009	11,800	2,200	—
Executive Officer)
	3/25/2004	3/25/2006	3/25/2009	21,595	20,000	—
	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	20,000
	3/21/2006	3/21/2009	3/20/2013	38,829	20,679	20,679
	3/20/2007	3/20/2010	3/19/2014	54,560	11,000	11,000
	3/19/2008	3/19/2011	3/18/2015	49,053	22,000	22,000
	3/17/2009	3/17/2012	3/16/2016	23,405	16,000	—

Byung Chan Lee	3/21/2006	3/21/2009	3/20/2013	38,829	14,939	14,939
(Vice President)	3/20/2007	3/20/2010	3/19/2014	54,560	8,250	8,250
	3/19/2008	3/19/2011	3/18/2015	49,053	8,250	8,250
	3/17/2009	3/17/2012	3/16/2016	23,405	6,750	—

Jung Kun Lee	5/22/2002	5/23/2004	5/22/2008	18,910	1,500	—
(Vice President)	5/15/2003	5/16/2005	5/15/2009	11,800	1,200	—
	3/25/2004	3/25/2006	3/25/2009	21,595	1,800	—
	3/30/2005	3/30/2008	3/29/2012	28,006	2,500	2,500
	3/21/2006	3/21/2009	3/20/2013	38,829	6,616	6,616
	3/20/2007	3/20/2010	3/19/2014	54,560	7,000	7,000
	3/19/2008	3/19/2011	3/18/2015	49,053	7,500	7,500
	3/17/2009	3/17/2012	3/16/2016	23,405	6,750	—

Ki Won Kim	3/21/2006	3/21/2009	3/20/2013	38,829	11,952	11,952
(Vice President)	3/20/2007	3/20/2010	3/19/2014	54,560	6,000	6,000
	3/19/2008	3/19/2011	3/18/2015	49,053	6,600	6,600
	3/17/2009	3/17/2012	3/16/2016	23,405	6,750	—

Ho Kyung Bae	3/21/2006	3/21/2009	3/20/2013	38,829	1,000	1,000
(Vice President)	3/17/2009	3/17/2012	3/16/2016	23,405	5,400	—

		Exercise Period
				Exercise
				Period	Number of Granted	Number of Options
	Grant Date	From	To	(In Won)	Options	Outstanding

Jae Gun Bae	3/21/2006	3/21/2009	3/20/2013	38,829	1,200	1,200
(Vice President)	3/20/2007	3/20/2010	3/19/2014	54,560	1,800	1,800
	3/17/2009	3/17/2012	3/16/2016	23,405	5,400	—

Choun Sik Lee	3/21/2006	3/21/2009	3/20/2013	38,829	1,200	1,200
(Vice President)	3/20/2007	3/20/2010	3/19/2014	54,560	1,800	1,800

Total					2,291,277	1,265,998

In addition, members of the employee stock ownership association have certain pre-emptive rights in relation to our shares that are publicly offered under the Financial Investment Services and Capital Markets Act. As of December 31, 2009, the employee stock ownership association owned 22,875,759 shares of our common stock.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A.	Major Shareholders

The following table sets forth certain information relating to the beneficial ownership of our common shares as of December 31, 2009.

	Number of Common
	Shares Beneficially	Beneficial
Name of Shareholder	Owned	Ownership %

BNP Paribas	30,106,276	6.35%
Shinhan Financial Group Employee Stock Ownership Association	22,875,759	4.82%
Korea National Pension Fund	21,105,762	4.45%
Citibank, N.A. (ADR Department)	14,590,644	3.08%
Saudi Arabian Monetary Agency	12,683,185	2.67%
Mirae Asset Management	11,650,166	2.46%
Lazard Asset Management	7,315,720	1.54%
Mizuho Corporate Bank	5,955,000	1.26%
Samsung Life Insurance	5,821,621	1.23%
Government of Singapore Investment Corporation	5,578,128	1.18%
Abu Dhabi Investment Authority	5,244,283	1.11%
DaeGyoo	4,993,907	1.05%
Others	326,279,136	68.80%

Total	474,199,587	100.00%

Other than those listed above, no other person or entity known by us, jointly or severally, directly or indirectly own more than 1% of our issued and outstanding voting securities or otherwise exercise control or could exercise control over us. None of our shareholders have different voting rights.

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

As of the date hereof, our total authorized share capital is 1,000,000,000 shares, par value ~~W~~5,000 per share. As of December 31, 2008, 396,199,587 common shares and 62,411,251 preferred shares were issued and outstanding, and as of June 10, 2009 and following the rights offering of 78,000,000 common shares in March 2009, 474,199,587 common shares and 53,094,459 preferred shares were issued and outstanding.

As of December 31, 2009, the latest date on which we closed our shareholders’ registry, 454 shareholders of record were chartered as U.S. persons, holding in the aggregate 17.6% of our then total outstanding shares (including Citibank, N.A., as the depositary for our American depositary shares, each representing two shares of our common stock).

ITEM 7.B.	Related Party Transactions

Since the beginning of the preceding three financial years, none of our directors or officers has or had any transactions with us that are or were unusual in their nature or conditions or significant to our business, other than as set forth below and also described in note 33 to our consolidated financial statements included in this annual report.

In December 2001, BNP Paribas acquired 4.00% of our common stock in return for an investment of approximately ~~W~~155 billion in cash pursuant to an alliance agreement. Under the terms of the alliance agreement, for so long as BNP Paribas does not sell or otherwise transfer (except to any of its wholly-owned subsidiaries) any portion of its ownership interest in our common stock and maintains, after any issuances of new shares by us from time to time, its shareholding percentage of not less than 3.5% of our issued common stock, we are required to call a meeting of our shareholders to recommend that one nominee of BNP Paribas be elected to our board of directors. In addition, under the alliance agreement, BNP Paribas has the right to subscribe for new issuances of our common shares in the event that such new issuances would result in the dilution of the shareholding percentage of BNP Paribas below 3.5%. As of September 2, 2009, BNP Paribas Group held 30,106,276 shares, or 6.35%, of our total common stock.

As of December 31, 2009, the outstanding balance of beneficiary certificates invested into Shinhan BNP Paribas Asset Management was ~~W~~46 billion.

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

On June 26, 2009, we sold 4,700,001 common shares, or approximately 35%, of Cardif Life Insurance Company, a 50:50 joint venture with BNP Paribas Assurance (formerly known as Cardif S.A.), to BNP Paribas Assurance for ~~W~~23 billion. Following this transaction, BNP Paribas Assurance owns approximately 85% of Cardif Life Insurance Company. Since we as a financial holding company are not allowed to maintain an equity interest of less than 50% in an entity, we transferred our remaining shares in Cardif Life Insurance Company to Shinhan Bank for ~~W~~7.26 billion.

As of December 31, 2007, 2008 and 2009 and May 31, 2010, we had principal loans outstanding to our directors, executive officers and their affiliates in the principal amount of ~~W~~110 billion, ~~W~~254 billion and ~~W~~7.7 billion and ~~W~~4.8 billion,, which were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

ITEM 7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

ITEM 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and our consolidated financial statements included in this annual report.

Legal Proceedings

As of December 31, 2009, we and our subsidiaries were defendants in pending lawsuits (including any government proceedings) in the aggregate claim amount of ~~W~~412.5 billion, for which we recorded a provision of ~~W~~103.5 billion. Our management believes that these lawsuits will not have a material adverse effect on our financial condition, equity or results of operation.

Dividend Policy

For a detailed description on the dividend policy, please see “Item 10.B. Memorandum and Articles of Incorporation — Description of Share Capital — Dividends.”

ITEM 8.B.	Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

ITEM 9.A.	Offer and Listing Details

Market Prices of Common Stock and American Depositary Shares

The principal trading market for our common shares is the KRX KOSPI Market Division of the Korea Exchange, where our common shares were listed on September 10, 2001. Our American depositary shares have been listed on the New York Stock Exchange since September 16, 2003 and are identified by the symbol “SHG.”

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Korea Exchange for our common stock since 2005, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our American depositary shares since 2005.

	Korea Exchange			New York Stock Exchange
	Closing Price per			Closing Price
	Common Stock		Average Daily	per ADS		Average Daily
	High	Low	Trading Volume	High	Low	Trading Volume
			(Shares)			(ADSs)

2005	43,100	24,100	1,210,054	74.31	51.78	14,419
2006	49,500	36,800	1,385,417	106.08	74.05	26,422
2007	66,200	45,450	1,696,165	148.29	96.75	36,042
2008	58,900	25,600	2,206,295	118.35	32.68	79,215
First Quarter	52,500	45,150	1,567,340	113.45	90.97	66,619
Second Quarter	58,900	44,550	1,867,102	118.35	86.79	52,614
Third Quarter	50,300	41,500	2,021,075	98.07	68.47	74,154
Fourth Quarter	42,000	25,600	3,369,664	71.00	32.68	122,474
2009	49,550	20,500	3,219,298	86.42	26.25	115,649
First Quarter	32,950	20,500	4,361,545	50.34	26.25	166,528
Second Quarter	34,000	25,750	3,983,458	56.66	38.24	130,567
Third Quarter	48,950	32,900	2,750,514	82.87	50.56	85,639
Fourth Quarter	49,550	43,200	1,840,262	86.42	74.28	82,481
2010 (through June 11)	49,100	39,250	1,753,680	88.35	66.31	62,520
January	45,700	39,250	2,197,759	81.37	68.42	78,115
February	43,250	39,650	1,565,404	75.26	66.37	64,563
March	45,050	42,200	1,533,837	80.31	73.61	64.591
April	49,100	45,150	1,867,368	88.35	81.51	44,962
May	49,100	41,050	1,653,366	85.14	66.31	60,620
June (through June 11)	46,300	43,300	1,620,812	77.69	69.44	65,178

Source: Korea Exchange; New York Stock Exchange

ITEM 9.B.	Plan of Distribution

Not applicable.

ITEM 9.C.	Markets

The Korea Exchange

Pursuant to the Korea Stock and Futures Exchange Act, as of January 27, 2005, the Korea Stock Exchange, which began its operations in 1956, the KRX KOSDAQ, which began its operation in July 1, 1996, and the Korea Futures Exchange (as an exchange operating futures market and options market), which began its operation in February 1, 1999, were unified to form the Korea Exchange.

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

As of December 31, 2009, the aggregate market value of equity securities listed on the Korea Exchange was approximately ~~W~~887.9 trillion. The average daily trading volume of equity securities for 2009 was approximately 485.7 million shares with an average transaction value of ~~W~~5.8 trillion.

Even though the Financial Investment Services and Capital Markets Act prescribed that the Korea Exchange be established in a form of a limited liability stock company, the Korea Exchange is expected to play a public role as a public organization. In order to safeguard against a possible conflict, the Financial Investment Services and Capital Markets Act has placed restrictions on the ownership and operation of the Korea Exchange as follows:

•	Any person’s ownership of shares in the Korea Exchange is limited to 5% or less except for an investment trust company or investment company established under the Financial Investment Services and Capital Markets Act, or the Korean government. However, upon prior approval from the Financial Services Commission, more than 5% ownership in Korea Exchange is permitted if necessary for forming strategic alliance with a foreign stock or futures exchange;

•	The number of outside directors on the board of directors of the Korea Exchange shall be more than half of the total number of directors;

•	Any amendment to the Articles of Incorporation, transfer or consolidation of business, spin off, stock swap in its entirety or transfer of shares in its entirety of the Korea Exchange will receive prior approval from the Financial Services Commission; and

•	In the event the Financial Services Commission determines that the chief executive officer of the Korea Exchange is not appropriate for the position, the Financial Services Commission can request the Korea Exchange upon reasonable cause, within one month from the chief executive officer’s election, to dismiss the chief executive officer. Subsequently, the chief executive officer will be suspended from performing his duties and the Korea Exchange will elect a new chief executive officer within two months from the request.

The Korea Exchange has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security. The Korea Exchange also restricts share price movements. All listed companies are required to file accounting reports annually, semiannually and quarterly and to release immediately all information that may affect trading in a security.

The Government has in the past exerted, and continues to exert, substantial influence over many aspects of the private sector of the Korean economy and its actions may depress or boost the stock market. In the past, the Government has informally both encouraged and restricted the declaration and payment of dividends, induced mergers to reduce what it considers excess capacity in a particular industry and induced private companies to offer publicly their securities.

The Korea Exchange publishes the Korea Composite Stock Price Index (“KOSPI”) every ten seconds, which is an index of all equity securities listed on the Korea Exchange. Historical movements in KOSPI are set out in the following.

	Opening(1)	High	Low	Closing

2000	1,028.33	1,066.18	483.58	504.62
2001	503.31	715.93	463.54	693.70
2002	698.00	943.54	576.49	627.55
2003	633.03	824.26	512.30	810.71
2004	821.26	939.52	713.99	895.92
2005	893.71	1383.14	866.17	1,379.37
2006	1,389.27	1,464.70	1,192.09	1,434.46
2007	1,435.26	2,085.45	1,345.08	1,897.13
2008	1,853.45	1,901.13	892.16	1,124.47
2009	1,157.40	1,723.17	992.69	1,682.77
2010 (through June 11)	1,696.14	1,757.76	1,532.68	1,675.34

Source: Korea Exchange

Note:

(1)	The figures represent the daily closing price of the first trading day of the respective year.

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

Due to deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Korea Exchange by the financial investment companies with brokerage licenses. In addition, a securities transaction tax of 0.15% of the sales price will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares on the Korea Exchange. A special agricultural and fishery tax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Korea Exchange. See “Item 10.E. Taxation — Korean Taxation.”

The number of companies listed on the KRX KOSPI Market, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table.

	Number of	Total Market Capitalization		Average Daily Trading Volume, Value
	Listed		(Thousands of	Thousands of	(Millions of	(Thousands of
Year	Companies	(Millions of Won)	Dollars)(1)	Shares	Won)	Dollars)(1)

2000	704	188,041,490	148,393,204	306,163	2,602,211	2,053,796
2001	689	255,850,070	192,934,221	473,241	1,997,420	1,506,236
2002	683	258,680,756	215,445,465	857,245	3,041,598	2,533,820
2003	684	355,362,626	298,121,331	542,010	2,216,636	1,859,594
2004	683	412,588,139	398,597,371	372,895	2,232,109	2,156,419
2005	702	655,074,595	648,588,628	467,629	3,157,662	3,126,398
2006	731	704,587,508	757,620,976	279,096	3,435,180	3,693,742
2007	745	951,900,447	1,016,010,724	363,732	5,539,588	5,912,677
2008	763	576,887,540	457,121,664	355,205	5,189,644	4,112,238
2009	770	887,935,183	763,060,356	486,232	5,802,506	4,986,470
2010 (through June 11)	771	932,189,643	748,205,830	408,558	5,275,137	4,233,997

Source: Korea Exchange

Note:

(1)	Converted at the Noon Buying Rate at the end of the periods indicated.

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

When a customer places a sell order with a financial investment company which is not a member of the Korea Exchange and this financial investment company places a sell order with another financial investment company which is a member of the Korea Exchange, the customer is still entitled to the proceeds of the securities sold received by the non-member company from the member company regardless of the bankruptcy or reorganization of the non-member company. Likewise, when a customer places a buy order with a non-member company and the non-member company places a buy order with a member company, the customer has the legal right to the securities received by the non-member company from the member company because the purchased securities are regarded as belonging to the customer in so far as the customer and the non-member company’s creditors are concerned.

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

As the cash deposited with a financial investment company is regarded as belonging to the financial investment company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the financial investment company if a bankruptcy or reorganization procedure is instituted against the financial investment company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that the Korea Deposit Insurance Corporation will, upon the request of the investors, pay each investor up to ~~W~~50 million per financial institution in case of the financial investment company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. The premiums related to this insurance are paid by financial investment companies. Pursuant to the Financial Investment Services and Capital Markets Act, a financial investment company with a dealing or brokerage license is required to deposit the cash received from its customers with the Korea Securities Finance Corporation, a special entity established pursuant to the Financial Investment Services and Capital Markets Act. Set-off or attachment of cash deposits by securities companies with the Korea Securities Finance Corporation is prohibited. In addition, in the event of bankruptcy or dissolution of the financial investment company, the cash so deposited shall be withdrawn and paid to the customer prior to payment to other creditors of the financial investment company.

Restrictions Applicable to ADSs

No Korean governmental approval is necessary for the sale and purchase of our ADSs in the secondary market outside Korea or for the withdrawal of shares of our common stock underlying the ADSs and the delivery inside Korea of shares in connection with the withdrawal, provided that a foreigner who intends to acquire the shares must obtain an investment registration card from the Financial Supervisory Service as described below. The acquisition of the shares by a foreigner must be immediately reported to the governor of the Financial Services Commission, either by the foreigner or by his standing proxy in Korea.

Persons who have acquired shares of our common stock as a result of the withdrawal of shares underlying our ADSs may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares without any further Korean governmental approval.

Under current Korean laws and regulations, the depositary is required to obtain our prior consent for the number of shares of our common stock to be deposited in any given proposed deposit that exceeds the difference between:

(1) the aggregate number of shares of our common stock deposited by us for the issuance of our ADSs (including deposits in connection with the initial issuance and all subsequent offerings of our ADSs and stock dividends or other distributions related to these ADSs); and

(2) the number of shares of our common stock on deposit with the depositary at the time of such proposed deposit. We have agreed to grant such consent to the extent that the total number of shares on deposit with the depositary would not exceed 20,216,314 at any time.

Reporting Requirements for Holders of Substantial Interests

Under the Financial Investment Services and Capital Markets Act, any person whose direct or beneficial ownership of our common stock with voting rights, whether in the form of shares of common stock or ADSs, certificates representing the rights to subscribe for shares and equity-related debt securities including convertible bonds and bonds with warrants (which we refer to collectively as “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5% or more of the total outstanding shares (including Equity Securities of us held by such persons) is required to report the status of the holdings and the purpose of the holdings (for example, whether intend to seek management control) to the Financial Services Commission and the Korea Exchange within five business days after reaching the 5% ownership level. In addition, any change in the ownership interest subsequent to the report that equals or exceeds 1% of the total outstanding Equity Securities or change in the purpose of the holdings is required to be reported to the Financial Services Commission and the Korea Exchange within five business days from the date of the change (within ten days of the end of the month in which the change occurred, in the case of a person with no intent to seek management control and within ten days of the end of the quarter in which the change occurred, in the case of an institutional investor prescribed by the Financial Services Commission).

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

In addition to the reporting requirements described above, any person whose direct or beneficial ownership of our stock accounts for 10% or more of the total issued and outstanding shares (which we refer to as a “major stockholder”) must report the status of his/her shareholding to the Korea Securities Futures Commission and the Korea Exchange within five days after he/she becomes a major stockholder. In addition, any change in the ownership interest subsequent to the report must be reported to the Korea Securities Futures Commission and the Korea Exchange within five days after the change occurred. Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment. Any single stockholder or persons who have a special relationship with such stockholder that jointly acquire more than 10% (4% in case of non-financial business group companies) of the voting stock of a Korean financial holding company who controls national banks will be subject to reporting or approval requirements pursuant to the Financial Holding Company Act. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Restrictions on Financial Holding Company Ownership.”

Restrictions Applicable to Shares

As a result of amendments to the Foreign Exchange Transaction Laws and Financial Services Commission regulations (which we refer to collectively as the “Investment Rules”) adopted in connection with the stock market opening from January 1992 and after that date, foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the Stock Market Division of the Korea Exchange or on the KOSDAQ Market Division of the Korea Exchange, unless prohibited by specific laws. Foreign investors may trade shares listed on the Stock Market Division of the Korea Exchange or on the KOSDAQ Market Division of the Korea Exchange only through the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange, except in limited circumstances, including:

•	odd-lot trading of shares;

•	acquisition of shares (which we refer to as “Converted Shares”) by exercise of warrants, conversion rights or exchange rights under bonds with warrants, convertible bonds or exchangeable bonds or withdrawal rights under depositary receipts issued outside of Korea by a Korean company;

•	acquisition of shares as a result of inheritance, donation, bequest or exercise of stockholders’ rights, including preemptive rights or rights to participate in free distributions and receive dividends;

•	over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded subject to certain exceptions; and

•	sale and purchase of shares at fair value between foreigners who are part of an investor group comprised of foreign companies investing under the control of a common investment manager pursuant to applicable laws or contract.

For over-the-counter transactions of shares between foreigners outside the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange for shares with respect to which the limit on aggregate foreign ownership has been reached or exceeded, a securities company licensed in Korea must act as an intermediary. Odd-lot trading of shares outside the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange must involve a licensed securities company in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions with respect to shares that are subject to a foreign ownership limit.

The Investment Rules require a foreign investor who wishes to invest in shares on the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange (including Converted Shares and shares being issued for initial listing on the Stock Market Division of the Korea Exchange or on KOSDAQ Market Division of the Korea Exchange) to register its identity with the Financial Supervisory Service prior to making any such investment. The registration requirement does not, however, apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition. Upon registration, the Financial Supervisory Service will issue to the foreign investor an investment registration card, which must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an investment registration card include foreign nationals who have not been residing in Korea for a consecutive period of six months or more, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the Ministry of Strategy and Finance under the Korean Securities and Exchange Act. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea for the purpose of investment registration. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.

Upon a foreign investor’s purchase of shares through the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange, no separate report by the investor is required because the investment registration card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange (as discussed above) must be reported by the foreign investor or his standing proxy to the governor of the Financial Supervisory Service at the time of each such acquisition or sale. A foreign investor must ensure that any acquisition or sale by it of shares outside the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange in the case of trades in connection with a tender offer, odd-lot trading of shares, trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the governor of the Financial Supervisory Service by himself or his standing proxy, or, in the case of sale and purchase of shares at fair value between foreigners, who are part of an investor group comprised of foreign companies investing under the control of a common investment manager pursuant to applicable laws or contract. A foreign investor may appoint a standing proxy from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), asset management companies, futures trading companies and internationally recognized custodians which will act as a standing proxy to exercise stockholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. Generally, a foreign investor may not permit any person, other than its standing proxy, to exercise rights relating to his shares or perform any tasks related thereto on his behalf. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the governor of the Financial Supervisory Service in cases deemed inevitable by reason of conflict between laws of Korea and the home country of the foreign investor.

Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. Only foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), the Korea Securities Depository, asset management companies, futures trading companies and internationally recognized custodians are eligible to act as a custodian of shares for a non-resident or foreign investor. A foreign investor must ensure that his custodian deposits his shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the governor of the Financial Supervisory Service in circumstances where compliance with that requirement is made impracticable, including cases where compliance would contravene the laws of the home country of such foreign investor.

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. Designated public corporations may set a ceiling on the acquisition of shares by a single person in their articles of incorporation. Currently, Korea Electric Power Corporation is the only designated public corporation that has set such a ceiling. Furthermore, an investment by a foreign investor in 10% or more of the issued and outstanding shares with voting rights of a Korean company is defined as a foreign direct investment under the Foreign Investment Promotion Act of Korea. Generally, a foreign direct investment must be reported to the Ministry of Commerce, Industry and Energy of Korea. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign or other shareholding restrictions in the event that the restrictions are prescribed in a specific law that regulates the business of the Korean company. For a description of such restrictions applicable to Korean banks, see “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Banks — Restrictions on Bank Ownership.”

ITEM 9.D.	Selling Shareholders

Not applicable.

ITEM 9.E.	Dilution

Not applicable.

ITEM 9.F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

ITEM 10.A.	Share Capital

Not applicable.

ITEM 10.B.	Memorandum and Articles of Incorporation

We are a financial holding company established under the Financial Holding Company Act. As set forth in our Articles of Incorporation, our objects and purposes as a financial holding company are, among others, to operate and manage financial companies or companies engaged in similar lines of business, to provide financial support to, or investments in, our subsidiaries and to develop and jointly sell products with our subsidiaries. We are registered with the commercial registry office of Seoul Central District Court.

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

General

As of December 31, 2009 and as of the date hereof, our authorized share capital is 1,000,000,000 shares. Our Articles of Incorporation provide that we are authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares. Furthermore, through an amendment of the Articles of Incorporation, we have created new classes of shares in addition to the common shares and the preferred shares. See “— Description of Preferred Stock — Redeemable Preferred Stock (Series 10)” and “— Description of Preferred Stock —

Redeemable Convertible Preferred Stock (Series 11).” As of December 31, 2009 and June 11, 2010, the number of our issued and outstanding common shares was 474,199,587 and 474,199,587, respectively.

As of December 31, 2009, the number of issued and outstanding redeemable preferred shares issued in August 2003 as part of our funding for the acquisition of Chohung Bank was 9,383,459. On January 25, 2007, we issued 28,990,000 redeemable preferred shares and 14,721,000 redeemable convertible preferred shares as part of our funding for the acquisition of LG Card, all of which were outstanding as of December 31, 2009 following scheduled redemptions. The terms of the preferred shares issued in connection with the acquisition of Chohung Bank are different from those of the preferred shares issued in connection with the acquisition of LG Card. See “— Description of Preferred Stock — Redeemable Preferred Stock (Series 10)” and “— Description of Preferred Stock — Redeemable Convertible Preferred Stock (Series 11).” Other than these preferred shares, there are no other preferred shares authorized, issued or outstanding as of the date hereof.

All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form. As of the date hereof, our authorized but unissued share capital consists of 384,784,849 shares. We may issue the unissued shares without further shareholder approval but subject to a board resolution as provided in the Articles of Incorporation. See “— Distribution of Free Shares.” Share certificates are issued in denominations of one, five, ten, 50, 100, 500, 1,000 and 10,000 shares. The par value of our common shares per share is Won 5,000.

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

In addition, under the Korean Commercial Code and our Articles of Incorporation, we may pay interim dividends once during each fiscal year (in addition to the annual dividends). Unlike annual dividends, interim dividends may be paid upon the resolution of the board of directors and are not subject to shareholder approval. The interim dividends, if any, will be paid to the shareholders of record at 12:00 a.m. midnight, July 1 of the relevant fiscal year in cash. Under the Korean Commercial Code, an interim dividend may not be more than the net assets on the balance sheet of the immediately preceding fiscal period, after deducting (i) the capital of the immediately preceding fiscal period, (ii) the sum of the capital reserve and legal reserve accumulated up to the immediately preceding fiscal period, (iii) the amount of earnings for dividend payment approved at the general shareholders’ meeting of the immediately preceding fiscal period, (iv) other special reserves accumulated up to the immediately preceding fiscal period, either pursuant to the provisions of our Articles of Incorporation or to the resolution of the general meeting of shareholders, and (v) amount of legal reserve that should be set aside for the current fiscal period following the interim dividend payment.

Under the Financial Holding Companies Act and the regulations thereunder, a financial holding company may not pay an annual dividend unless it has set aside as its legal reserve an amount equal to at least one-tenth of its net income after tax and shall set aside such amount as its legal reserve until its legal reserve reaches at least the aggregate amount of its stated capital.

Other than as set forth above and the dividend rights granted to preferred shareholders as further described in “— Description of Preferred Shares,” our articles of incorporation do not provide special rights to our common or preferred shareholders to share in our profits. For information regarding Korean taxes on dividends, see “— Taxation — Korean Taxation.”

Distribution of Free Shares

In addition to permitting dividends in the form of shares to be paid out of retained or current earnings, the Korean Commercial Code permits a company to distribute to its shareholders, in the form of free shares, an amount transferred from the capital surplus or legal reserve to stated capital. These free shares must be distributed to all of the shareholders pro rata. Our Articles of Incorporation require the same types of preferred shares to be distributed to the holders of preferred shares in case of distribution of free shares. For information regarding the treatment under Korean tax laws of free share distributions, see “Item 10.F. Taxation — Korean Taxation — Taxation of Dividends on Shares of Common Stock or American Depositary Shares.”

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

Under the Financial Investment Services and Capital Markets Act, members of a company’s employee stock ownership association, whether or not they are shareholders, have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. However, this right is exercisable only to the extent that the total number of shares so acquired and held by such members does not exceed 20% of the total number of shares to be newly issued and shares then outstanding. As of December 31, 2009, the ESOA owned 22,875,759 shares of our common stock.

General Meeting of Shareholders

There are two types of general meetings of shareholders: annual general meetings and extraordinary general meetings. We are required to convene our annual general meeting within three months after the end of each fiscal year. Subject to a board resolution or court approval, an extraordinary general meeting of shareholders may be held when necessary or at the request of our audit committee. In addition, under the Korean Commercial Code, an extraordinary general meeting of shareholders may be held at the request of the shareholders holding shares for at least 6 months of an aggregate of 1.5% or more of the outstanding shares with voting rights of the listed company, subject to a board resolution or court approval. Furthermore, under the Financial Holding Companies Act of Korea, an extraordinary general meeting of shareholders may be held at the request of the shareholders holding shares for at least 6 months of an aggregate of 1.5% (0.75% in the case of a financial holding company (i) whose total assets at the end of the latest fiscal year is ~~W~~5 trillion or more and (ii) who is in control of two or more subsidiaries, each with total assets of ~~W~~2 trillion or more) or more of the outstanding shares of the company, subject to a board resolution or court approval. Holders of non-voting shares may be entitled to request a general meeting of shareholders only to the extent the non-voting shares have become enfranchised as described under “— Voting Rights” below (hereinafter referred to as “enfranchised non-voting shares”). Meeting agendas are determined by the board of directors or proposed by holders of an aggregate of 3% or more of the outstanding shares with voting rights by way of a written proposal to the board of directors at least six weeks prior to the meeting. In addition, under the Korean Commercial Code, the meeting agenda may be proposed by the shareholders holding shares for at least 6 months of an aggregate of 1% (0.5% in the case of a listed company whose capital at the end of the latest operating year is ~~W~~100 billion or more) or more of the outstanding shares of the listed company. Furthermore, under the Financial Holding Companies Act, the meeting agenda may be proposed by the shareholders holding shares for at least 6 months of an aggregate of 0.5% (0.25% in the case of a financial holding company (i) whose total assets at the end of the latest fiscal year is ~~W~~5 trillion or more and (ii) who is in control of two or more subsidiaries, each with total assets of ~~W~~2 trillion or more) or more of the outstanding shares of the company. Written notices stating the date, place and agenda of the meeting must be given to the shareholders at least two weeks prior to the date of the general meeting of shareholders; provided, that, notice may be given to holders of 1% or less of the total number of issued and outstanding shares which are entitled to vote, by placing at least two public notices at least two weeks in advance of the meeting in at least two daily newspapers or by using an electronic method defined under the Korean Commercial Code and related regulations at least two weeks in advance of the meeting. Currently, we use The Korea Economic Daily and Maeil Business Newspaper for the publication of such notices. Shareholders who are not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders, and they are not entitled to attend or vote at such meeting. Holders of enfranchised non-voting shares who are on the shareholders’ register as of the record date are entitled to receive notice of the general meeting of shareholders and they are entitled to attend and vote at such meeting. Otherwise, holders of non-voting shares are not entitled to receive notice of or vote at general meetings of shareholders.

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

Description of Preferred Stock

Redeemable Preferred Stock (Series 1 through 8)

In 2003, as part of funding our acquisition of Chohung Bank, we issued non-voting redeemable preferred stock, designated Series 1 through 8, in an aggregate of 52,583,961 shares. Of these shares, 43,200,502 shares have been redeemed in accordance with the redemption schedule (including 9,316,792 shares redeemed in 2009 and 0 shares redeemed in 2010 to-date), and 9,383,459 shares remain currently outstanding. The outstanding shares are scheduled to be redeemed by August 21, 2010 at an aggregate redemption price of ~~W~~182.8 billion.

Redeemable Convertible Preferred Stock (Series 9)

In 2003, as part of funding our acquisition of Chohung Bank, we also issued Series 9 redeemable convertible preferred shares all of which were converted into our common shares in 2005 and 2006 in accordance with the terms of such shares.

Redeemable Preferred Stock (Series 10)

On January 25, 2007, as part of funding our acquisition of LG Card, we issued 28,990,000 Series 10 non-voting redeemable preferred shares. These shares are currently entitled to dividends at the following rate: (i) for each year until and including 2011, 7.00% of the subscription price per share; (ii) for 2012, 7.00% of the subscription price per share multiplied by the number of days elapsed from January 1, 2012 to January 25, 2012 and divided by 365, plus ’R’% of the subscription price, multiplied by the number of days from January 26, 2012 through December 31, 2012 and divided by 365, where R% means the sum of (A) the five-year treasury rate effective on January 25, 2011, (B) 100 basis points and (C) a spread equal to 7.00% less the five-year treasury rate effective on January 25, 2007; and (iv) for 2013 and each year thereafter, R% of the subscription price. The dividend right held by holders of these shares rank senior to the dividend right held by holders of our common shares. If in any fiscal year we do not pay any dividend as provided above, the holders of these shares are entitled to receive such accumulated unpaid dividend prior to the holders of our common shares from the dividends payable in respect of the next fiscal year. If dividends are not paid to the holders of these shares, voting rights attach to such shares. See “— Voting Rights.” We may redeem these shares at any time during the period commencing on the fifth anniversary of the issuance date until the 20th anniversary of the issuance date to the extent that distributable profits are available for such redemption. None of these shares may be redeemed except during the redemption period. There is no maturity date for these shares.

Redeemable Convertible Preferred Stock (Series 11)

On January 25, 2007, as part of funding our acquisition of LG Card, we issued 14,721,000 Series 11 non-voting redeemable convertible preferred shares. These shares are currently entitled to dividends at the following rate: (i) for each year until and including 2011, 3.25% of the subscription price per share; (iii) for 2012, 3.25% of the subscription price per share multiplied by the number of days elapsed from January 1, 2012 to January 25, 2012 and divided by 365, plus ’R’% of the subscription price, multiplied by the number of days from January 26, 2012 through December 31, 2012 and divided by 365, where R% means the sum of (A) the five-year treasury rate effective on January 25, 2011, (B) 100 basis points and (C) a spread equal to 7.00% less the five-year treasury rate effective on January 25, 2007; and (iv) for 2013 and each year thereafter, R% of the subscription price. If in any fiscal year we do not pay any dividend as provided above, the holders of these shares are entitled to receive such accumulated unpaid dividend prior to the holders of our common shares from the dividends payable in respect of the next fiscal year. If dividends are not paid to the holders of these shares, voting rights attach to such shares. See “— Voting Rights.” We may redeem these shares at any time during the period commencing on the fifth anniversary of the issuance date until the 20th anniversary of the issuance date to the extent that distributable profits are available for such redemption. None of these shares may be redeemed except during the redemption period. There is no maturity date for these shares.

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

Transfer of Shares

Under the Korean Commercial Code, the transfer of shares is effected by the delivery of share certificates. In order to exercise shareholders’ rights, the transferee must have his name and address registered on the register of shareholders. For this purpose, shareholders are required to file with us their name, address and seal. Nonresident shareholders must notify us of the name of their proxy in Korea to which our notice can be sent. Under the Financial Services Commission regulations, nonresident shareholders may appoint a standing proxy and may not allow any person other than the standing proxy to exercise rights regarding the acquired share or perform any task related thereto on his behalf, subject to certain exceptions. Under current Korean regulations, the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing, brokerage or collective investment license and internationally recognized custodians are authorized to act as standing proxy and provide related services. Certain foreign exchange controls and securities regulations apply to the transfer of shares by nonresidents or non-Koreans. See “Korean Foreign Exchange and Securities Regulations.” As to the ceiling on the aggregate shareholdings of a single shareholder and persons who have a special relationship with such shareholder, please see “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Restrictions on Financial Holding Company Ownership.”

Acquisition of Treasury Shares

We generally may not acquire our own shares except in limited circumstances, including, without limitation, a reduction in capital. Notwithstanding the foregoing restrictions, pursuant to the Financial Investment Services and Capital Markets Act and regulations under the Financial Holding Companies Act, we may purchase our own shares on the KRX KOSPI Market of the Korea Exchange, through a tender offer, or through a trust agreement with a trust company, or retrieve our own shares from a trust company upon termination of a trust agreement, subject to the restrictions that (1) the aggregate purchase price of such shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year less the amounts of dividends and reserves for such fiscal year, subtracted by the sum of (a) the purchase price of treasury stock acquired if any treasury stock has been purchased after the end of the preceding fiscal year pursuant to the Commercial Act or the Financial Investment Services and Capital Markets Act, (b) the amount subject to trust agreements, and (c) the amount of dividends approved at the ordinary general shareholders’ meeting after the end of the preceding fiscal year and the amount of retained earnings reserve required under the Commercial Act; plus if any treasury stock has been disposed of after the end of the preceding fiscal year, the acquisition cost of such treasury stock and (2) the purchase of such shares shall meet the requisite capital ratio under the Financial Holding Companies Act and the guidelines issued by the Financial Services Commission. In general, under the Financial Holding Companies Act, our subsidiaries are not permitted to acquire our shares.

Liquidation Rights

In the event we are liquidated, the assets remaining after the payment of all debts, liquidation expenses and taxes will be distributed to shareholders in proportion to the number of shares held by such shareholders. Holders of preferred shares may have preferences over holders of common shares in liquidation.

ITEM 10.C.	Material Contracts

None.

ITEM 10.D.	Exchange Controls

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

Under the Foreign Exchange Transaction Laws, (1) if the Korean government determines that it is inevitable due to the outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances or other situations equivalent thereto, the Ministry of Strategy and Finance may temporarily suspend payment, receipt or the whole or part of transactions to which the Foreign Exchange Transaction Laws apply, or impose an obligation to safe keep, deposit or sell means of payment in or to certain Korean governmental agencies or financial institutions; and (2) if the Korean government determines that international balance of payments and international finance face or are likely to face serious difficulty or the movement of capital between Korea and abroad will cause or is likely to cause serious obstacles in carrying out its currency policies, exchange rate policies and other macroeconomic policies, the Ministry of Strategy and Finance may take measures to require any person who intends to perform capital transactions to obtain permission or to require any person who performs capital transactions to deposit part of the payments received in such transactions at certain Korean governmental agencies or financial institutions, in each case subject to certain limitations.

Restrictions Applicable to Shares

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

ITEM 10.E.	Taxation

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

You will not be subject to the Korean income taxation on capital gains realized upon a transfer of our common shares through the Korea Exchange if you (1) have no permanent establishment in Korea and (2) do not own and have never owned (together with any shares owned by any entity with which you have a special relationship and possibly including the shares represented by the ADSs) 25% or more of our total issued and outstanding shares at any time during the calendar year in which the sale occurs and during the five consecutive calendar years prior to the calendar year in which the sale occurs.

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

You should inquire for yourself whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser, the financial investment company, or other withholding agent, as the case may be, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser, the financial investment company, or other withholding agent, as the case may be, must withhold tax at the normal rates. Furthermore, in order for you to obtain the benefit of a tax exemption on certain Korean source income (e.g., dividends or capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit an application for tax exemption along with a certificate of your tax residency issued by the competent authority of your country of tax residence, subject to certain exceptions. For example, a U.S. resident would be required provide Form 6166 as a certificate of tax residency with the application for tax exemption. Such application should be submitted to an appropriate district tax office by the ninth day of the month following the date of the first payment of such income.

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

Non-reporting or underreporting of securities transaction tax will generally result in the imposition of penalties equal to 20% to 40% of the non-reported or 10% to 40% of underreported tax amount and a failure to timely pay securities transaction tax due will result in penalties of 10.95% per annum of the due but unpaid tax. The penalty is imposed on the party responsible for paying the securities transaction tax or, if the securities transaction tax is to be withheld, on the party that has the withholding obligation.

Certain United States Federal Income Tax Consequences

The following summary describes certain U.S. federal income tax considerations for beneficial owners of our common shares or ADSs that hold the common shares or ADSs as capital assets and are “U.S. holders.” You are a “U.S. holder” if you are for U.S. federal income tax purposes:

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

This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) and regulations (including proposed regulations), rulings and judicial decisions thereunder as of the date hereof, as well as the Treaty, all of which are subject to change, perhaps retroactively. It is for general purposes only and you should not consider it to be tax advice. In addition, it is based in part on representations by the ADS depositary and assumes that each obligation under the deposit agreement will be performed in accordance with its terms. This summary does not represent a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances, and does not address the effects of any state, local or non-U.S. tax laws. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a bank;

•	a dealer in securities or currencies;

•	an insurance company or one of certain financial institutions;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt entity;

•	a trader in securities that has elected to use a mark-to-market method of accounting for your securities holdings;

•	a person holding common shares or ADSs as part of a hedging, conversion, constructive sale or integrated transaction or a straddle;

•	a person liable for the alternative minimum tax;

•	a partnership or other pass-through entity for U.S. federal income tax purposes;

•	a person who owns or is deemed to own 10% or more of our voting stock; or

•	a person whose functional currency is not the U.S. dollar.

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

American Depositary Shares

If you hold ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying common shares that are represented by such ADSs. Accordingly, deposits or withdrawals of common shares for ADSs will not be subject to U.S. federal income tax.

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

Distributions on Common Shares or American Depositary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” the gross amount of distributions on our common shares or ADSs (including amounts withheld to reflect Korean withholding tax) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day you actually or constructively receive it, in the case of our common shares, or the day actually or constructively received by the ADS depositary, in the case of ADSs. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Treaty meets these requirements, and we believe we are eligible for the benefits of the Treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Our common shares will generally not be considered readily tradable for these purposes. U.S. Treasury Department guidance indicates that securities such as our ADSs, which are listed on the New York Stock Exchange, are treated as readily tradable on an established securities market in the United States for these purposes. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-

corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Furthermore, non-corporate U.S. holders will not be eligible for the rate reduction if we are a passive foreign investment company (as discussed below under “Passive Foreign Investment Company Rules”) in the taxable year in which such dividends are paid or were a passive foreign investment company in the preceding taxable year. If you are a non-corporate U.S. holder, you should consult your own tax advisor regarding the application of these rules given your particular circumstances.

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

Subject to certain significant conditions and limitations, Korean taxes withheld from dividends (at a rate not exceeding the rate provided in the Treaty) will be treated as foreign income taxes eligible for credit against your U.S. federal income tax liability. See “— Korean Taxation — Taxation of Dividends on Shares of Common Stock or American Depositary Shares” for a discussion of the Treaty rate. Korean taxes withheld in excess of the rate provided in the Treaty will not be eligible for credit against your U.S. federal income tax until you exhaust all effective and practical remedies to recover such excess withholding, including the seeking of competent authority assistance from the Internal Revenue Service. For purposes of the foreign tax credit, dividends paid on our common shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. If you do not elect to claim a credit for any foreign taxes paid during a taxable year, you may instead elect, subject to certain limitations, to claim a deduction in respect of such foreign taxes, provided that you apply this election to all foreign taxes paid or accrued in the taxable year.

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

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction of your adjusted basis in our common shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of our common shares or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any Korean withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to determine earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will be reported and generally be treated as a dividend (as discussed above).

Distributions of our common shares (including ADSs) or rights to subscribe for our common shares that are received as part of a pro rata distribution to all of our shareholders (including holders of ADSs) generally will not be subject to U.S. federal income tax to recipient common shareholders (including holders of ADSs). Consequently, such distributions will not give rise to foreign source income and you will not be able to use the foreign tax credit arising from any Korean withholding tax unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other income derived from foreign sources.

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

Passive Foreign Investment Company Rules

Based upon the past and projected composition of our income and valuation of our assets, we do not believe that we were a passive foreign investment company (a “PFIC”) for 2009, and we do not expect to be a PFIC in 2010 or to become one in the foreseeable future, although there can be no assurance in this regard. However, PFIC status is a factual determination that is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in valuation or composition of our income or assets.

In general, we will be considered a PFIC for any taxable year if either:

•	at least 75% of our gross income is passive income; or

•	at least 50% of the value of our assets is attributable to assets that produce or are held for the production of passive income.

The 50% of value test is based on the average of the value of our assets for each quarter during the taxable year. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Certain proposed U.S. Treasury regulations and other administrative pronouncements from the Internal Revenue Service provide special rules for determining the character of income and assets derived in the active conduct of a banking business for purposes of the PFIC rules. Specifically, these rules treat certain income earned by a non-U.S. corporation engaged in the active conduct of a banking business as non-passive income. Although we believe we have adopted a reasonable interpretation of the proposed U.S. Treasury regulations and administrative pronouncements, there can be no assurance that the Internal Revenue Service will follow the same interpretation. You should consult your own tax advisor regarding the application of these rules.

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

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our common shares or ADSs and the proceeds from the sale, exchange or redemption of our common shares or ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

ITEM 10.F.	Dividends and Paying Agents

Not applicable.

ITEM 10.G.	Statements by Experts

Not applicable.

ITEM 10.H.	Documents on Display

We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, are required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. You may inspect and copy these materials, including this annual report and the exhibits thereto, at SEC’s Public Reference Room 100 Fifth Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we are also required to make filings with the Commission by electronic means. Any filings we make electronically will be available to the public over the Internet at the Commission’s web site at http://www.sec.gov.

ITEM 10.I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See “Item 4.B. Business Overview — Risk Management” for quantitative and qualitative disclosures about market risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12.A.	Debt Securities

Not applicable.

ITEM 12.B.	Warrants and Rights

Not applicable.

ITEM 12.C.	Other Securities

Not applicable.

ITEM 12.D.	Depositary Fees and Charges

Depositary Fees and Charges

Under the terms of the Deposit Agreement in respect of our American depositary shares (“ADSs”), the holder of ADSs may be required to pay the following fees and charges to Citibank, N.A., acting as depositary for our ADSs:

Item	Services	Fees	Paid by

1	Issuance of ADSs upon deposit of common shares (excluding issuances contemplated by items 3(b) and 5 below	Up to US$5.00 per 100 ADSs (or fraction thereof) issued	Person depositing common shares or person receiving ADSs
2	Delivery of deposited securities against surrender of ADSs	Up to US$5.00 per 100 ADSs (or fraction thereof) surrendered	Person surrendering ADSs for purpose of withdrawal of deposited securities or person to whom deposited securities are delivered
3	Distribution of (a) cash dividends or (b) ADSs pursuant to stock dividends	No fee, to the extent prohibited by the exchange on which the ADSs are listed. If the charging of such fee is not prohibited, the fees specified in item 4 below shall be payable	Person to whom distribution is made
4	Distribution of (a) cash proceeds (i.e., upon sale of rights and other entitlements) or (b) free shares in the form of ADSs (not constituting a stock dividend)	Up to US$2.00 per 100 ADSs (or fraction thereof) held	Person to whom distribution is made
5	Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spinoff shares)	Up to US$5.00 per 100 ADSs (or fraction thereof) distributed	Person to whom distribution is made
6	Depositary Services	Unless prohibited by the exchange on which the ADSs are listed, up to US$2.00 per 100 ADSs (or fraction thereof) held as of the last day of each calendar year, except to the extent of any cash dividend fee(s) charged under paragraph (3)(a) above during the applicable calendar year	Person holding ADSs on last day of calendar year
7	Distribution of ADSs pursuant to exercise of rights to purchase additional ADSs	Up to US$2.00 per 100 ADSs (or fraction thereof) held	Person who exercises such rights

Holders and beneficial owners of ADSs, persons depositing common shares for deposit and persons surrendering ADSs for cancellation and for the purpose of withdrawing deposited securities shall be responsible for the following charges:

(i) taxes (including applicable interest and penalties) and other governmental charges;

(ii) such registration fees as may from time to time be in effect for the registration of common shares or other deposited securities on the share register and applicable to transfers of common shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

(iii) such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing or withdrawing common shares or holders and beneficial owners of ADSs;

(iv) the expenses and charges incurred by the depositary in the conversion of foreign currency;

(v) such fees and expenses as are incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to common shares, deposited securities, ADSs and ADRs; and

(vi) the fees and expenses incurred by the depositary, the custodian or any nominee in connection with the servicing or delivery of deposited securities.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly-issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these transaction fees to their clients.

Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date. The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividends, rights offerings), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or un-certificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts via the central clearing and settlement system, The Depository Trust Company (DTC), the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the Deposit Agreement, refuse the requested service until payment is received or may set- off the amount of the depositary fees from any distribution to be made to the ADS holder.

The fees and charges the ADS holders may be required to pay may vary over time and may be changed by us and by the depositary. The ADS holders will receive prior notice of such changes.

Depositary Payments for the Fiscal Year 2009

In 2009, we received the following payments from Citibank, N.A., acting as depositary for our ADSs:

Reimbursement of settlement infrastructure fees (including DTC fees)	US$	27,531.50
Reimbursement of proxy process expenses (printing, postage and distribution)	US$	32,656.46
Reimbursement of legal fees	US$	266,895.36
Contributions towards our investor relations efforts (i.e. non-deal roadshows, investor conferences and IR agency fees)	US$	30,305.55

Total:	US$	357,388.87

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Control

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2009 were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this evaluation, our management concluded that the our internal control over financial reporting was effective as of December 31, 2009. The effectiveness of our internal control over financial reporting has been audited by KPMG Samjong, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2009. KPMG Samjong has issued an attestation report on the effectiveness of our internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board, which is included herein.

Attestation Report of the Independent Registered Public Accounting Firm

KPMG Samjong’s attestation report on the effectiveness of internal control over financial reporting can be found on page F-3 of this annual report.

Changes in Internal Controls

There were no changes in our internal control over financial reporting during 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Sung Bin Chun, our outside director, and Mr. Yun Ke Sup, our outside director and the chairman of our Audit Committee, are “audit committee financial experts,” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Ms. Chun and Mr. Yun are independent as such term is defined in Section 303A.02 of the NYSE Listed Company Manual, Rule 10A-3 under the Exchange Act and the Korea Stock Exchange listing standards.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions as required under Section 406 of the Sarbanes-Oxley Act of 2002, together with an insider reporting system in compliance with Section 301 of the Sarbanes-Oxley Act. The code of ethics is available on our website www.shinhangroup.com. We have not granted any waiver, including an implicit waiver, from a provision of the code of ethics to any of the above-mentioned officers during our most recently completed fiscal year.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed for professional services rendered by KPMG Samjong Accounting Corp. for the years ended December 31, 2007, 2008 and 2009, our principal accountants for the respective period, depending on the various types of services and a brief description of the nature of such services.

	Aggregate Fees
	Billed During
	the Year Ended
	December 31,
Type of Services	2008		2009		Nature of Services
	(In millions of Won)

Audit fees	~~W~~	6,381	~~W~~	7,214	Audit service for Shinhan Financial Group and its subsidiaries.
Tax fees		259		287	Tax return and consulting advisory service.
All other fees		443		15	All other services which do not meet the three categories above.

Total	~~W~~	7,083	~~W~~	7,516

Our audit committee generally pre-approves all engagements of our principal accountants pursuant to policies and procedures adopted by it. Our audit committee has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountants to perform audit and non-audit services. Engagement requests must in the first instance be submitted as follows: (i) in the case of audit and non-audit services for our holding company, to our Planning & Financial Management subject to reporting to our Chief Financial Officer; and (ii) in the case of audit and non-audit services for our subsidiaries, to our Audit and Compliance Team subject to reporting to the Senior Executive Vice President of Audit & Compliance Team. If the request relates to services that would impair the independence of our principal accountants, the request must be rejected. If the engagement request relates to audit and permitted non-audit services, it must be forwarded to the Audit Committee for consideration. To facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority of the following: (i) permitted non-audit services to our holding company, (ii) audit services to our subsidiaries and (iii) permitted non-audit services to our subsidiaries, to one of its members who is “independent” as defined by the Securities and Exchange Commission and the New York Stock Exchange. Such member in our case is Mr. Ke Sup Yun, the chairman of our Audit Committee, and he is required to report any approvals made by them to the Audit Committee at its next meeting. Our Audit Committee meets regularly once every quarter.

Any other audit or permitted non-audit service must be pre-approved by the audit committee on a case-by-case basis. Our audit committee did not pre-approve any non-audit services under the de minimis exception of Rule 2.01(c)(7)(i)(C) of Regulation S-X as promulgated by the Securities and Exchange Commission.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are committed to high standards of corporate governance. We are in compliance with the corporate governance provisions of the Korean Commercial Code, the Financial Holding Companies Act of Korea, the Financial Investment Services and Capital Markets Act and the Listing Rules of the Korea Exchange. We, like all other companies in Korea, must comply with the corporate governance provisions of the Korean Commercial Code. In addition, as a financial holding company, we are also subject to the Financial Holding Companies Act. Also, our subsidiaries that are financial institutions must comply with the respective corporate governance provisions under the relevant laws under which they were established.

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs are listed on the New York Stock Exchange, or NYSE. Under Section 303A of the NYSE Listed Company Manual, NYSE-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the NYSE with limited exceptions. Under the NYSE Listed Company Manual, we as foreign private issuers are required to disclose significant differences between NYSE“s corporate governance standards and those we follow under Korean law. The following summarizes some significant ways in which our corporate governance practices differ from those followed by U.S. companies listed on the NYSE under the listing rules of the NYSE:

Majority of Independent Directors on the Board

Under the NYSE listing rules, U.S. companies listed on the NYSE must have a board the majority of which is comprised of independent director satisfying the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act. While as a foreign private issuer, we are exempt from this requirement, but our board of directors is in compliance with this requirement as it currently consists of 12 directors, of which eight directors satisfy the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act. Eight of our directors are also “outside directors” as defined in the Financial Holding Companies Act of Korea. An “outside director” for purposes of the Financial Holding Companies Act and the Korean Commercial Code means a director who does not engage in the regular affairs of the financial holding company, and who is elected at a shareholders meeting, after having been nominated by the outside director nominating committee, and none of the largest shareholder, those persons “specially related” to the largest shareholder of such company, persons who during the past two years have served as an officer or employee of such company, the spouses and immediate family members of an officer of such company, and certain other persons specified by law may qualify as an outside director of such company. Under the Korea Exchange listing rules and the Korean Commercial Code, at least one-fourth of a listed company’s directors must be outside directors provided that there must be at least three outside directors. In the case of “large listed companies” as defined under the Korean Commercial Code, like us, a majority of the directors must be outside directors.

Executive Session

Under the NYSE listing rules, non-management directors of U.S. companies listed on the NYSE are required to meet on a regular basis without management present and independent directors must meet separately at least once per year. While no such requirement currently exists under applicable Korean law or listing standards, pursuant to the bylaws governing our board of directors, outside directors are required to hold two exclusive sessions each year in order to promote the exchange of diverse opinions by outside directors.

Audit Committee

Under the NYSE listing rules, listed companies must have an audit committee that has a minimum of three members, and all audit committee members must satisfy the requirements of independence set forth in Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act. We are in compliance with this requirement as our audit committee comprises of three outside directors meeting the requirements of independence set forth in Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act. Under the Korea Exchange listing rules and the Korean Commercial Code, a large listed company must also establish an audit committee of which at least two-thirds of its members must be outside directors and whose chairman must be an outside director. In addition, at least one member of the audit committee who is an outside director must also be an accounting or financial expert. We are also in compliance with the foregoing requirements.

Nomination/Corporate Governance Committee

Under the NYSE listing rules, U.S. companies listed on the NYSE must have a nomination/corporate governance committee composed entirely independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. Under the Korean Commercial Code and other applicable laws, large listed companies, financial holding companies, commercial banks, and certain other financial institutions are required to have an outside director nominating committee of which at least one-half of its members are required to be outside directors. However, there is no requirement to establish a corporate governance committee under applicable Korean law. We currently have an outside director recommendation committee and a board steering committee which manage corporate governance practices applicable to us. The outside director recommendation committee currently consists of five directors, including four outside directors. The chairman of the committee must be an outside director pursuant to our outside director recommendation committee regulations. The board steering committee consists of five directors, including four outside directors.

Compensation Committee

Under the NYSE listing rules, U.S. companies listed on the NYSE are required to have a compensation committee which is composed entirely of independent directors. While no such requirement currently exists under applicable Korean law or listing standards, we currently have a compensation committee composed of three outside directors. Two member of the compensation committee satisfies the independent director requirements as set forth in Rule 10A-3 under the Exchange Act.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Under the NYSE listing rules, U.S. companies listed on the NYSE are required to establish corporate governance guidelines and to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. As a foreign private issuer, we are exempt from this requirement. While we have not adopted official corporate governance guidelines, our board of directors, outside director recommendation committee and the board steering committee review and determine corporate policies as needed to ensure efficient and transparent corporate governance practices. Pursuant to the requirements of the Sarbanes-Oxley Act, we have adopted a code of ethics applicable to our Chairman & Chief Executive Officer and all other directors and executive officers including the Chief Financial Officer and the Chief Accounting Officer, as well as all financial, accounting and other officers of Shinhan Financial Group and its subsidiaries that are involved in the preparation and disclosure of Shinhan Financial Group’s consolidated financial statements and internal control of financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We have also adopted an insider reporting system in compliance with Section 301 of the Sarbanes-Oxley Act. The code of ethics applicable to our executive officers as well as the financial officers of the holding company and its subsidiaries are available on our website www.shinhangroup.com. Several of our subsidiaries, including Shinhan

Bank, Shinhan Investment and Shinhan Life Insurance, currently also have their own codes of business conduct and ethics.

Shareholder Approval of Equity Compensation Plans

Under the NYSE listing rules, shareholders of U.S. companies listed on the NYSE are required to approve all equity compensation plans. We currently have two equity compensation plans, consisting of a stock option plan for directors and key employees and an employee stock ownership plan for all employees. Stock options may be granted up to 20% of the total number of outstanding shares in accordance with the relevant rules set forth in our articles of incorporation. Under applicable Korean laws and our articles of incorporation, granting of stock options requires a special resolution at a shareholders’ meeting, which requires the approval of the holders of the shares representing at least two-thirds of those shares present or represented at such meeting and also representing at least one-third of the total issued and outstanding shares. Under applicable Korean laws and our articles of incorporation, stock options may be granted up to 1% of the total number of outstanding shares by a board of director, subject to the approval at the next shareholders’ meeting. Under the Framework Act on Workers’ Welfare and the Enforcement Decree thereunder, a Korean company may issue stock options up to 20% of its issued and outstanding shares by a resolution at the shareholders’ meeting with an individual limit of ~~W~~6 million for any given year per each member of the employee stock ownership association, if permitted by the articles of incorporation. In addition, if a company is issuing stock options by a 10% of its issued and outstanding shares, only a board of director resolution is required for such issuance if permitted by the Articles of Incorporation. However, we have not adopted such provision in our articles of incorporation.

Annual Certification of Compliance

Under the NYSE listing rules, a chief executive officer of a U.S. company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. As a foreign private issuer, we are not subject to this requirement. However, in accordance with rules applicable to both U.S. companies and foreign private issuers, we are required to promptly notify the NYSE in writing if any executive officer becomes aware of any material noncompliance with the NYSE corporate governance standards applicable to us. In addition, foreign private issuers, including us, are required to submit to the NYSE an annual written affirmation relating to compliance with Sections 303A.06 and 303A.11 of the NYSE listed company manual, which are the NYSE corporate governance standards applicable to foreign private issuers. All written affirmations must be executed in the form provided by the NYSE, without modification. An annual written affirmation is required to be submitted to the NYSE within 30 days of filing with the SEC our annual report on Form 20-F. We have been in compliance with this requirement in all material respects and plan to submit such affirmation within the prescribed time line.

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

Shinhan Financial Group Co, Ltd.

By:	/s/ Sang Hoon Shin
Name:     Sang Hoon Shin

Title:	President and Chief Executive Officer

Date: June 28, 2010

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Index to consolidated financial statements	F-1
Report of KPMG Samjong Accounting Corp., Independent Registered Public Accounting Firm, on the consolidated financial statements of Shinhan Financial Group	F-2
Report of KPMG Samjong Accounting Corp., Independent Registered Public Accounting Firm, on the effectiveness of internal control over financial reporting	F-3
Consolidated balance sheets as of December 31, 2008 and 2009 of Shinhan Financial Group	F-4
Consolidated statements of income for the years ended December 31, 2007, 2008 and 2009 of Shinhan Financial Group	F-5
Consolidated statements of changes in equity for the years ended December 31, 2007, 2008 and 2009 of Shinhan Financial Group	F-7
Consolidated statements of cash flows for the years ended December 31, 2007, 2008 and 2009 of Shinhan Financial Group	F-10
Notes to the consolidated financial statements of Shinhan Financial Group	F-13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM —
CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Shinhan Financial Group Co., Ltd. and its subsidiaries (the Group) as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Shinhan Financial Group Co., Ltd. and its subsidiaries as of December 31, 2009 and 2008, the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 and 2 to the consolidated financial statements, in 2009, the Group changed its method of accounting for other-than temporary impairments on debt securities, business combinations and noncontrolling interests in subsidiaries. The Group also changed its method of accounting for fair value measurements in 2008 and uncertainty in income taxes and certain hybrid financial instruments in 2007.

The accompanying consolidated financial statements as of and for the year ended December 31, 2009 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Korean Won have been translated into dollars on the basis set forth in Note 1 to the consolidated financial statements.

We also have audited, in accordance with the standards of Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 28, 2010 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

/s/  KPMG Samjong Accounting Corp.

Seoul, Korea
June 28, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM —
INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:

We have audited Shinhan Financial Group Co., Ltd. and its subsidiaries’ (the Group) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Shinhan Financial Group, Co., Ltd. and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated June 28, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/  KPMG Samjong Accounting Corp.

Seoul, Korea
June 28, 2010

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Balance Sheets
As of December 31, 2008 and 2009

	2008		2009		2009
	(In millions of Korean Won, except share data)				(See Note 1)
					(In thousands
					of US$, except
					share data)

ASSETS
Cash and cash equivalents	~~W~~	1,364,777	~~W~~	4,363,125	$3,749,517
Restricted cash (Note 4)		7,049,312		7,973,917	6,852,504
Interest-bearing deposits		1,626,880		2,164,004	1,859,669
Call loans and securities purchased under resale agreements (Note 5)		3,065,870		1,346,244	1,156,915
Trading assets (Note 6)		18,700,942		11,297,076	9,708,311
Securities:
Available-for-sale securities (Note 7)		29,016,011		27,611,895	23,728,694
Held-to-maturity securities (Note 7)		8,696,144		12,793,618	10,994,386
Loans (net of allowance for loan losses of ~~W~~3,200,633 in 2008 and ~~W~~3,637,994 in 2009) (Note 8)		167,308,055		165,593,546	142,305,286
Customers’ liability on acceptances		2,433,097		2,780,290	2,389,284
Premises and equipment, net (Note 9)		2,412,464		2,437,014	2,094,284
Intangible assets (Note 10)		1,678,278		1,266,604	1,088,475
Goodwill (Note 10)		3,892,393		3,805,422	3,270,246
Security deposits		1,333,783		1,323,666	1,137,513
Other assets (Notes 11 and 24)		12,395,127		10,153,495	8,725,557

Total Assets	~~W~~	260,973,133	~~W~~	254,909,916	$219,060,641

LIABILITIES AND EQUITY
Liabilities
Deposits:
Interest-bearing (Note 12)	~~W~~	119,762,461	~~W~~	140,808,902	$121,006,232
Non-interest-bearing (Note 12)		2,942,034		2,889,587	2,483,210
Trading liabilities (Note 6)		11,830,665		4,565,034	3,923,030
Acceptances outstanding		2,433,097		2,780,290	2,389,284
Short-term borrowings (Note 13)		23,224,991		9,714,857	8,348,607
Secured borrowings (Note 14)		10,225,777		7,944,390	6,827,130
Long-term debt (Notes 15 and 21)		49,651,706		44,794,981	38,495,235
Future policy benefits (Note 16)		7,260,333		8,310,238	7,141,527
Accrued expenses and other liabilities (Notes 17 and 24)		15,677,926		12,552,247	10,786,961

Total Liabilities	~~W~~	243,008,990	~~W~~	234,360,526	$201,401,216

Commitments and contingencies (Note 31)		—		—	—
Equity:
Common stock, ~~W~~5,000 par value; 1 billion shares authorized; 396,199,587 shares issued and 396,199,058 shares outstanding in 2008 and 474,199,587 shares issued and outstanding in 2009 (Note 20)	~~W~~	1,980,998	~~W~~	2,370,998	$2,037,552
Redeemable convertible preferred stock, ~~W~~5,000 par value; 14,721,000 shares issued and outstanding in 2008 and 2009 (Note 21)		73,605		73,605	63,254
Redeemable preferred stock, ~~W~~5,000 par value; 28,990,000 shares issued and outstanding in 2008 and 2009 (Note 21)		144,950		144,950	124,565
Additional paid-in capital		7,147,165		8,037,718	6,907,333
Retained earnings (Note 22)		7,709,897		8,621,915	7,409,372
Accumulated other comprehensive income, net of taxes (Note 37)		595,481		969,013	832,735
Less: Treasury stock, at cost, 529 shares in 2008 (Note 20)		(28)		—	—
Total the Group stockholders’ equity	~~W~~	17,652,068	~~W~~	20,218,199	$17,374,811

Noncontrolling interest		312,075		331,191	284,614

Total equity		17,964,143		20,549,390	17,659,425

Total liabilities and equity	~~W~~	260,973,133	~~W~~	254,909,916	$219,060,641

See accompanying notes to consolidated financial statements.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Statements of Income
Years Ended December 31, 2007, 2008 and 2009

	2007		2008		2009		2009
	(In millions of Korean Won,						(See Note 1)
	except per share data)						(In thousands
							of US$, except
							per share data)

Interest and dividend income
Interest and fees on loans	~~W~~	10,185,349	~~W~~	12,109,332	~~W~~	10,224,880	$8,786,903
Interest and dividends on securities (Note 7)		1,402,712		1,775,081		1,852,178	1,591,697
Interest and dividends on trading assets		299,759		468,656		226,732	194,845
Other interest income		261,432		380,871		293,567	252,282

Total interest income		12,149,252		14,733,940		12,597,357	10,825,727
Interest expense
Interest on deposits		3,510,653		4,714,252		4,188,204	3,599,195
Interest on short-term borrowings (Note 13)		659,836		865,695		555,026	476,970
Interest on secured borrowings		510,470		562,735		330,624	284,126
Interest on long-term debt		2,256,293		2,761,858		2,277,419	1,957,134
Other interest expense		41,644		50,028		24,755	21,275

Total interest expense		6,978,896		8,954,568		7,376,028	6,338,700

Net interest income		5,170,356		5,779,372		5,221,329	4,487,027
Provision for credit losses (Note 8)		80,559		1,436,598		2,201,164	1,891,603

Net interest income after provision for credit losses		5,089,797		4,342,774		3,020,165	2,595,424
Non-interest income
Commissions and fees (Note 18)		2,611,641		2,595,215		2,700,414	2,320,641
Net trust management fees		72,772		69,163		69,420	59,657
Net trading profits (losses) (Note 6)		(209,721)		584,330		(516,962)	(444,259)
Net gains on securities (Note 7)		213,063		13,092		321,405	276,204
Impairment loss on debt securities:
Gross Impairment losses on debt securities		(43,741)		(148,894)		(14,262)	(12,256)
Less: Impairment recognized in OCI		—		—		957	822

Net impairment losses on debt securities		(43,741)		(148,894)		(13,305)	(11,434)
Income from other investment		180,880		317,211		267,546	229,920
Net gains (losses) on foreign exchange		146,351		(566,751)		956,238	821,758
Insurance income		1,119,388		1,329,274		1,229,057	1,056,209
Other (Note 19)		647,573		378,777		670,928	576,571

Total non-interest income		4,738,206		4,571,417		5,684,741	4,885,267
Non-interest expense
Employee compensation and other benefits (Note 27)		2,056,348		1,817,473		2,000,396	1,719,070
Depreciation and amortization (Notes 9 and 10)		812,345		871,416		713,521	613,175
General and administrative expenses		877,860		882,135		868,317	746,201
Credit card fees		665,908		700,403		741,744	637,429
Provision (reversal) for other losses		72,371		(18,467)		166,238	142,859
Insurance fees on deposits		130,560		132,705		161,586	138,862
Other fees and commission expense		445,711		422,146		454,077	390,217
Taxes (except income taxes)		128,172		179,009		143,354	123,193
Insurance operating expense		1,350,468		1,037,797		1,456,306	1,251,498
Other (Note 19)		205,248		702,243		431,816	371,088

Total non-interest expense		6,744,991		6,726,860		7,137,355	6,133,592

Income before income tax expense		3,083,012		2,187,331		1,567,551	1,347,099
Income tax expense (Note 24)		1,058,444		694,931		424,026	364,393

Net income		2,024,568		1,492,400		1,143,525	982,706

Net income attributable to noncontrolling interests		94,956		11,701		9,673	8,313

Net income attributable to the Group	~~W~~	1,929,612	~~W~~	1,480,699	~~W~~	1,133,852	$974,393

See accompanying notes to consolidated financial statements.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Statements of Income — (Continued)

	2007		2008		2009		2009
	(In millions of Korean Won, except per share data)						(See Note 1)
							(In thousands
							of US$, except
							per share data)

Net income per share of common stock (Note 25)
Basic
Net income per share	~~W~~	4,250	~~W~~	2,993	~~W~~	1,957	$1.68

Diluted
Net income per share	~~W~~	4,172	~~W~~	2,955	~~W~~	1,955	$1.67

Average common shares issued and outstanding		403,474,783		417,673,260		461,500,172
Average diluted common shares issued and outstanding		417,227,827		432,394,260		476,221,172

See accompanying notes to consolidated financial statements.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Statements of Changes in Equity
Years Ended December 31, 2007, 2008 and 2009

											Accumulated
											Other				Total
							Additional				Comprehensive				Group		Non
	Common Stock			Preferred Stock			Paid-in		Retained		Income (Loss),		Treasury		Stockholders’		Controlling		Total
	Shares	Amount		Shares	Amount		Capital		Earnings		Net of Taxes		Stock		Equity		Interest		Equity
	(In millions of Korean Won and in thousands of US $, except share and per share data)

Balance at January 1, 2007	381,567,614	~~W~~	1,907,838	—	~~W~~	—	~~W~~	2,710,093	~~W~~	5,205,043	~~W~~	140,883	~~W~~	(161,511)	~~W~~	9,802,346	~~W~~	161,935	~~W~~	9,964,281
Cumulative effect of change — adoption of SFAS 155	—		—	—		—		—		(274)		274		—		—		—		—
Cumulative effect of change — adoption of FIN 48	—		—	—		—		—		3,815		—		—		3,815		—		3,815

Adjusted balance at January 1, 2007	381,567,614		1,907,838	—		—		2,710,093		5,208,584		141,157		(161,511)		9,806,161		161,935		9,968,096
Comprehensive income:
Net income	—		—	—		—		—		1,929,612		—		—		1,929,612		94,956		2,024,568
Foreign currency translation adjustments	—		—	—		—		—		—		7,958		—		7,958		—		7,958
Net unrealized gains (losses) on available-for-sale securities	—		—	—		—		—		—		613,085		—		613,085		(4,985)		608,100

Total comprehensive income	—		—	—		—		—		1,929,612		621,043		—		2,550,655		89,971		2,640,626
Issuance of common stock	14,631,973		73,160	—		—		741,817		—		—		—		814,977		—		814,977
Issuance of redeemable convertible preferred stock	—		—	14,721,000		73,605		777,357		—		—		—		850,962		—		850,962
Issuance of redeemable preferred stock	—		—	28,990,000		144,950		2,740,326		—		—		—		2,885,276		—		2,885,276
Cash dividends (~~W~~900 per share)	—		—	—		—		—		(336,994)		—		—		(336,994)		—		(336,994)
Acquisition of treasury stock	—		—	—		—		—		—		—		(372)		(372)		—		(372)
Sale of treasury stock	—		—	—		—		177,572		—		—		161,855		339,427		—		339,427
Other changes in noncontrolling interest	—		—	—		—		—		—		—		—		—		(40,456)		(40,456)

Balance at December 31, 2007	396,199,587	~~W~~	1,980,998	43,711,000	~~W~~	218,555	~~W~~	7,147,165	~~W~~	6,801,202	~~W~~	762,200	~~W~~	(28)	~~W~~	16,910,092	~~W~~	211,450	~~W~~	17,121,542

Balance at January 1, 2008	396,199,587	~~W~~	1,980,998	43,711,000	~~W~~	218,555	~~W~~	7,147,165	~~W~~	6,801,202	~~W~~	762,200	~~W~~	(28)	~~W~~	16,910,092	~~W~~	211,450	~~W~~	17,121,542
Comprehensive income:
Net income	—		—	—		—		—		1,480,699		—		—		1,480,699		11,701		1,492,400
Foreign currency translation adjustments	—		—	—		—		—		—		142,257		—		142,257		—		142,257
Net unrealized gains (losses) on available-for-sale securities	—		—	—		—		—		—		(308,976)		—		(308,976)		2,855		(306,121)

Total comprehensive income	—		—	—		—		—		1,480,699		(166,719)		—		1,313,980		14,556		1,328,536
Cash dividends (~~W~~900 per share)	—		—	—		—		—		(572,004)		—		—		(572,004)		—		(572,004)
Other changes in noncontrolling interest	—		—	—		—		—		—		—		—		—		86,069		86,069

Balance at December 31, 2008	396,199,587	~~W~~	1,980,998	43,711,000	~~W~~	218,555	~~W~~	7,147,165	~~W~~	7,709,897	~~W~~	595,481	~~W~~	(28)	~~W~~	17,652,068	~~W~~	312,075	~~W~~	17,964,143

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Statements of Changes in Equity — (Continued)

											Accumulated
											Other				Total
							Additional				Comprehensive				Group		Non
	Common Stock			Preferred Stock			Paid-in		Retained		Income (Loss),		Treasury		Stockholders’		Controlling		Total
	Shares	Amount		Shares	Amount		Capital		Earnings		Net of Taxes		Stock		Equity		Interest		Equity
	(In millions of Korean Won and in thousands of US $, except share and per share data)

Balance at January 1, 2009	396,199,587	~~W~~	1,980,998	43,711,000	~~W~~	218,555	~~W~~	7,147,165	~~W~~	7,709,897	~~W~~	595,481	~~W~~	(28)	~~W~~	17,652,068	~~W~~	312,075	~~W~~	17,964,143
Cumulative effect of change — adoption of FAS 115-2	—		—	—		—		—		8,752		(8,752)		—		—		—		—

Adjusted balance at January 1, 2009	396,199,587	~~W~~	1,980,998	43,711,000	~~W~~	218,555	~~W~~	7,147,165	~~W~~	7,718,649	~~W~~	586,729	~~W~~	(28)	~~W~~	17,652,068	~~W~~	312,075	~~W~~	17,964,143
Comprehensive income:
Net income	—		—	—		—		—		1,133,852		—		—		1,133,852		9,673		1,143,525
Foreign currency translation adjustments	—		—	—		—		—		—		(67,906)		—		(67,906)		(311)		(68,217)
Net unrealized gains (losses) on available-for-sale securities	—		—	—		—		—		—		449,990		—		449,990		(1,458)		448,532

Total comprehensive income	—		—	—		—		—		1,133,852		382,084		—		1,515,936		7,904		1,523,840
Issuance of common stock	78,000,000		390,000	—		—		885,260		—		—		—		1,275,260		—		1,275,260
Cash dividends (~~W~~900 per share)	—		—	—		—		—		(230,586)		—		—		(230,586)		—		(230,586)
Sale of treasury stock	—		—	—		—		(3)		—		—		28		25		—		25
Changes in the Group’s ownership interest in subsidiary	—		—	—		—		5,296		—		200		—		5,496		(5,496)		—
Other changes in noncontrolling interest	—		—	—		—		—		—		—		—		—		16,708		16,708

Balance at December 31, 2009	474,199,587	~~W~~	2,370,998	43,711,000	~~W~~	218,555	~~W~~	8,037,718	~~W~~	8,621,915	~~W~~	969,013	~~W~~	—	~~W~~	20,218,199	~~W~~	331,191	~~W~~	20,549,390

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Statements of Changes in Equity — (Continued)

							Accumulated
							Other		Total
					Additional		Comprehensive		Group	Non
	Common Stock		Preferred Stock		Paid-in	Retained	Income (Loss),	Treasury	Stockholders’	Controlling	Total
	Shares	Amount	Shares	Amount	Capital	Earnings	Net of Taxes	Stock	Equity	Interest	Equity
	(In millions of Korean Won and in thousands of US $, except share and per share data)

Balance at January 1, 2009	396,199,587	$1,702,400	43,711,000	$187,819	$6,142,024	$6,625,615	$511,736	$(24)	$15,169,570	$268,185	$15,437,755
Cumulative effect of change — adoption of FAS 115-2	—	—	—	—	—	7,521	(7,521)	—	—	—	—

Adjusted balance at January 1, 2009	396,199,587	$1,702,400	43,711,000	$187,819	$6,142,024	$6,633,136	$504,215	$(24)	$15,169,570	$268,185	$15,437,755
Comprehensive income:
Net income	—	—	—	—	—	974,393	—	—	974,393	8,313	982,706
Foreign currency translation adjustments	—	—	—	—	—	—	(58,356)	—	(58,356)	(267)	(58,623)
Net unrealized gains (losses) on available-for-sale securities	—	—	—	—	—	—	386,706	—	386,706	(1,253)	385,453

Total comprehensive income	—	—	—	—	—	974,393	328,350	—	1,302,743	6,793	1,309,536
Issuance of common stock	78,000,000	335,152	—	—	760,762	—	—	—	1,095,914	—	1,095,914
Cash dividends (~~W~~900 per share)	—	—	—	—	—	(198,157)	—	—	(198,157)	—	(198,157)
Sale of treasury stock	—	—	—	—	(3)	—	—	24	21	—	21
Changes in the Group’s ownership interest in subsidiary	—	—	—	—	4,550	—	170	—	4,720	(4,720)	—
Other changes in noncontrolling interest	—	—	—	—	—	—	—	—	—	14,356	14,356

Balance at December 31, 2009	474,199,587	$2,037,552	43,711,000	$187,819	$6,907,333	$7,409,372	$832,735	$—	$17,374,811	$284,614	$17,659,425

See accompanying notes to consolidated financial statements.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31, 2007, 2008 and 2009

	2007		2008		2009		2009
	(In millions of Korean Won)						(See Note 1)
							(In thousands
							of US$)

Cash flows from operating activities
Net income	~~W~~	2,024,568	~~W~~	1,492,400	~~W~~	1,143,525	$982,706
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses		80,559		1,436,598		2,201,164	1,891,603
Provision for future policy benefit		618,977		(71,059)		526,463	452,424
Depreciation and amortization		812,345		871,416		713,521	613,175
Accretion of discounts on long-term debt		148,826		140,635		50,148	43,096
Amortization on deferred loan origination fees and costs		234,059		151,073		94,411	81,134
Amortization on investment debt securities		4,347		(32,279)		(18,746)	(16,110)
Net gain on equity investments		(79,863)		(53,067)		(61,362)	(52,732)
Net trading (profits) losses		209,721		(584,330)		516,962	444,259
Net gain on sale of available-for-sale securities		(246,102)		(110,463)		(416,196)	(357,664)
Impairment loss on securities		76,780		246,265		108,096	92,894
Net (gain) loss on sale of premises and equipment		(7,131)		(1,604)		(14,140)	(12,152)
Provision (reversal) for other losses		72,371		(18,467)		166,238	142,859
Net gain on sales of other assets		(61,220)		(99,821)		(87,340)	(75,058)
Gain on deconsolidation		—		—		(31,933)	(27,442)
Net unrealized foreign exchange (gains) losses		14,267		805,429		(1,093,482)	(939,700)
Expense (reversal) on stock option		104,042		(114,058)		52,077	44,753
Impairment loss on goodwill		—		128,394		59,517	51,147
Impairment loss on other investments		11,741		33,206		14,802	12,721
Net gain on sale of loans		(5,301)		(1,196)		(26,189)	(22,506)
Net changes in:
Restricted cash		2,120,453		(2,304,511)		(939,905)	(807,722)
Trading assets		(5,535,274)		(7,934,088)		6,881,682	5,913,876
Other assets		(1,496,233)		(1,714,095)		1,756,950	1,509,861
Trading liabilities		895,288		9,322,022		(7,265,631)	(6,243,828)
Accrued expenses and other liabilities		2,770,178		2,315,268		(2,616,515)	(2,248,542)

Net cash provided by operating activities		2,767,398		3,903,668		1,714,117	1,473,052

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows — (Continued)

	2007		2008		2009		2009
	(In millions of Korean Won)						(See Note 1)
							(In thousands
							of US$)

Cash flows from investing activities
Net change in interest-bearing deposit assets	~~W~~	(365,226)	~~W~~	(533,050)	~~W~~	(562,124)	$(483,070)
Net change in call loans and securities purchased under resale agreements		1,063,677		(2,158,154)		1,483,791	1,275,118
Proceeds from sales of available-for-sale securities		4,330,853		2,473,684		1,561,005	1,341,473
Proceeds from maturities of available-for-sale securities		7,269,091		7,274,598		12,351,877	10,614,770
Purchases of available-for-sale securities		(16,227,787)		(16,325,479)		(11,668,839)	(10,027,790)
Proceeds from maturities of held-to-maturity securities		1,953,059		6,237,970		2,224,973	1,912,063
Purchases of held-to-maturity securities		(2,547,434)		(6,680,646)		(6,345,609)	(5,453,194)
Loan originations and principal collections, net		(17,620,125)		(16,141,642)		(5,477,713)	(4,707,354)
Proceeds from sales of premises and equipment		11,263		92,158		69,583	59,797
Purchases of premises and equipment		(453,706)		(411,017)		(382,246)	(328,489)
Net change in security deposits		(141,982)		(38,904)		6,185	5,315
Increase in goodwill		—		—		(3,303)	(2,838)
Acquisition of subsidiaries, net of cash acquired		(5,960,417)		(46,278)		—	—
Deconsolidation of subsidiaries		—		—		(1,409)	(1,211)
Proceeds from sales of equity method investments		12,291		8,613		121,902	104,758
Acquisition of equity method investments		(58,196)		(264,136)		(114,535)	(98,427)
Net change in other investments		(480,268)		(395,972)		(749,297)	(643,919)

Net cash used in investing activities		(29,214,907)		(26,908,255)		(7,485,759)	(6,432,998)

Cash flows from financing activities
Net increase in interest-bearing deposit liabilities		11,286,195		14,955,203		25,310,495	21,750,952
Net increase (decrease) in non-interest-bearing deposits		(755,843)		(220,276)		(52,447)	(45,071)
Net increase (decrease) in short-term borrowings		4,345,085		7,079,775		(13,220,611)	(11,361,330)
Proceeds from issuance of secured borrowings		5,356,410		4,503,126		2,434,546	2,092,163
Repayment of secured borrowings		(4,769,939)		(5,826,397)		(4,685,501)	(4,026,555)
Proceeds from issuance of long-term debt		20,165,044		13,097,327		16,136,245	13,866,923
Repayment of long-term debt		(11,225,192)		(12,673,038)		(17,171,152)	(14,756,286)
Proceed from the issuance of common stock		—		—		1,275,260	1,095,914
Issuance of redeemable convertible preferred stock		850,962		—		—	—
Issuance of redeemable preferred stock		2,885,276		—		—	—
Purchases of treasury stock		(372)		—		—	—
Sale of treasury stock		406,795		—		25	21
Cash dividends paid		(336,994)		(572,004)		(230,586)	(198,157)
Increase of noncontrolling interest		54,981		2,328		16,690	14,343

Net cash provided by financing activities		28,262,408		20,346,044		9,812,964	8,432,917

Effect of exchange rate changes on cash		73,604		443,514		(1,042,974)	(896,295)

Net increase (decrease) in cash and cash equivalents		1,888,503		(2,215,029)		2,998,348	2,576,676
Cash and cash equivalents
Beginning of year		1,691,303		3,579,806		1,364,777	1,172,841

End of year	~~W~~	3,579,806	~~W~~	1,364,777	~~W~~	4,363,125	$3,749,517

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows — (Continued)

	2007		2008		2009		2009
	(In millions of Korean Won)						(See Note 1)
							(In thousands
							of US$)

Supplemental disclosure of cash flow information
Cash paid for interest	~~W~~	6,514,034	~~W~~	8,297,836	~~W~~	8,085,712	$6,948,577
Cash paid for income taxes		676,764		985,904		700,844	602,281
Supplemental disclosure of non-cash investing and financing activities
Acquisitions:
Fair value of net assets acquired		765,123		—		—	—
Goodwill		81,153		—		—	—
Consideration other than cash		814,971		—		—	—
Securities and other investments received in connection with loan restructuring		2,783		—		40,072	34,436
Increase in cumulative translation adjustments, net of taxes		7,958		142,257		(67,906)	(58,356)
Increase (decrease) in unrealized gains (losses) on available-for-sale securities, net of taxes		613,359		(308,976)		441,438	379,355
Increase in premises and equipment transferred from other receivables		107,466		—		—	—
Increase in equity method investment due to deconsolidation		—		—		126,795	108,963

See accompanying notes to consolidated financial statements.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2007, 2008 and 2009

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

The principal subsidiaries of the Group at December 31 are as follows:

	Country of	Percentage of Ownership(1)
	Incorporation	2007	2008	2009

Shinhan Bank	Korea	100%	100%	100%
Shinhan Investment Corp. (Formerly Good Morning Shinhan Securities Co., Ltd.)(2)	Korea	100%	100%	100%
Shinhan Card Co., Ltd. (Formerly LG Card Co., Ltd.)(3)	Korea	100%	100%	100%
Shinhan Capital Co., Ltd.	Korea	100%	100%	100%
Jeju Bank	Korea	62.42%	62.42%	68.88%
Shinhan Credit Information Co., Ltd.	Korea	100%	100%	100%
Shinhan Private Equity Inc.	Korea	100%	100%	100%
Shinhan Life Insurance Co., Ltd.	Korea	100%	100%	100%
SHC Management Co., Ltd. (Formerly Shinhan Card Co., Ltd.)(4)	Korea	100%	100%	100%

Note:

(1)	Direct and indirect ownership are combined. All holdings are in common stock of the respective subsidiaries.

(2)	The former Good Morning Shinhan Securities Co., Ltd. changed its name to “Shinhan Investment Corp.”.

(3)	On March 23, 2007, the Group acquired 78.58% of the issued and outstanding common stock of LG Card Co., Ltd. (LG Card) where the Group had owned 7.15% interest through a tender offer. On September 21, 2007, the Group completed the acquisition of the remaining LG Card shares through a tender offer and share exchange, and the Group’s ownership increased to 100%.

(4)	On October 1, 2007, LG Card acquired and assumed all assets, liabilities and contracts of the former Shinhan Card and changed its name to “Shinhan Card”. Also, the former Shinhan Card changed its name to “SHC Management Co., Ltd.”.

The Group is subject to the provisions of the Financial Holding Company Act of Korea. Shinhan Bank and Jeju Bank conduct operations in accordance with the provisions of the Bank Act of Korea, including their activities in the commercial banking business. Shinhan Bank and Jeju Bank also engage in the trust business subject to the Financial Investment Services and Capital Market Act (“FSCMA”) and other relevant laws.

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

Variable Interest Entities

An entity is referred to as a variable interest entity (VIE) if it meets the criteria outlined in ASC 810, Consolidation (formerly FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities (revised December 2003) (FIN 46(R)), which are: (1) the entity has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) the entity has equity investors that cannot make significant decisions about the entity’s operations or that do not absorb the expected losses or receive the expected residual returns of the entity.

In addition, a VIE must be consolidated by the Group if it is deemed to be the primary beneficiary of the VIE, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both.

Along with the VIEs that are consolidated in accordance with these guidelines, the Group has significant variable interests in other VIEs that are not consolidated because the Group is not the primary beneficiary. These include Special Purpose Entities (SPEs) where the Group provides credit enhancement or liquidity guarantees, and various investment trust funds. All other entities not deemed to be VIEs, with which the Group has involvement, are evaluated for consolidation under other subtopics of ASC 810 (formerly Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements, SFAS No. 94, Consolidation of All Majority-Owned Subsidiaries and EITF Issue No. 04-5, Determining whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity when the Limited Partners Have Certain Rights).

Foreign Currency Translation

Assets, liabilities and operations of foreign branches and subsidiaries are recorded based on the functional currency of each entity. For certain foreign operations, the functional currency is the local currency or the US dollar, in which case assets and liabilities are translated, for consolidation purposes, at the current exchange rates from the local currency to the reporting currency, the Korean Won. Income and expenses are translated at the weighted-average exchange rate for the reporting period. The resulting translation adjustments are reported as a component of accumulated other comprehensive income within equity on an after-tax basis.

Foreign currency transactions executed by domestic Korean entities are accounted for at the exchange rates prevailing on the related transaction dates. Assets and liabilities denominated in foreign currencies are translated to the Korean Won using period-end exchange rates. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income except for gains and losses arising from the translation of available-for-sale securities which are recorded as a component of accumulated other comprehensive income within equity on an after-tax basis.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Use of Estimates

The preparation of the consolidated financial statements requires management of the Group to make certain estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include allowances for loan losses and off-balance sheet credit instruments, impairment of goodwill and intangible assets, fair value measurements, consolidation decision for special purpose entities,contingent liabilities, future policy benefits, deferred policy acquisition costs, , valuation allowance for deferred tax assets, valuation of businesses acquired, useful lives of property and equipment and definite lived intangible assets, share-based compensation, valuation of derivative instruments and other than temporary impairment for securities. Actual results could differ from those estimates.

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

The Group accounts for derivative and hedging activities in accordance with ASC 815-10 (formerly SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (SFAS 133)), which requires that all derivative instruments be recorded on the balance sheet at their respective fair values. On the date a non-trading derivative contract is entered into, the Group designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), a foreign-currency fair-value or cash-flow hedge (foreign currency hedge), or a hedge of a net investment in a foreign operation. For all hedging relationships the Group formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Group also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

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

The Group discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is no longer designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

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

Certain Hybrid Financial Instruments

In accordance with ASC 851-15 (formerly SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (SFAS 155)), hybrid financial instruments — such as structured notes containing embedded derivatives that otherwise would require bifurcation, as well as certain interest-only instruments — may be accounted for at fair value if the Group makes an irrevocable election to do so on an instrument-by-instrument basis. The changes in fair value are recorded in current earnings. On January 1, 2007, the Group adopted fair value election on certain hybrid financial instruments and as a result, the opening balance of retained earnings as of January 1, 2007 has been decreased by ~~W~~274 million.

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

As of January 1, 2009, the Group adopted FSP FAS 115-2 and FAS 124-2 (now ASC 320-10, Investments-Debt and Equity Securities: Recognition of an Other-than-temporary impairment, “OTTI”) (formerly FSP FAS 115-2 and FAS 124-2). OTTI must be recognized if an investor has the intent to sell the debt security or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. In addition, the guidance changes the amount of impairment to be recognized in current-period earnings when an investor does not have the intent to sell, or if it is more likely than not that it will not be required to sell the debt security, as in these cases only the amount of the impairment associated with credit losses is recognized in income, while the rest of the fair value loss is recognized in other comprehensive income. But declines in the fair value of available-for-sale equity securities below their cost that are deemed to be other-than-temporary are recorded in earnings. When the Group does not intend to sell available-for-sale equity or debt securities in an unrealized loss position, potential OTTI is considered using a variety of factors, including the length of time and extent to which the market value has been less than cost; adverse conditions specifically related to the industry, geographic area or financial condition of the issuer or underlying collateral of a security; payment structure of the security; changes to the rating of the security’s issuer; the volatility of the fair value changes; and changes in fair value of the security after the balance

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

sheet date. For equity securities, the Group considers the above factors, as well as the Group’s intent and ability to retain its investment for a period of time sufficient to allow for any anticipated recovery in market value, and whether evidence exists to support a realizable value equal to or greater than the carrying value.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.

Certain equity securities that do not have readily determinable fair values or have sales restrictions exceeding one year are classified as other investments under other assets. For investments in which the Group has significant influence over the investees, the equity method is applied. Certain alternative investments which meet both of the criteria under ASC 820-10-15-4 are measured at fair value determined by net asset value per share and the resulting valuation gain or loss is recognized through profit or loss which is recorded in non-interest income. All the other equity securities included in the category of other investments are recorded using the cost method under which there is no change to the cost basis unless there is other-than-temporary decline in value. If the decline is determined to be other-than-temporary, the Group writes down the cost basis of the investment to its fair value. The amount of write-down is included in earnings under non-interest expense and dividend income earned on these securities is recorded in non-interest income.

Shinhan National Pension Service PEF 1st and Shinhan PEF 2nd, the Group’s subsidiaries, engage exclusively in venture capital activities. Venture capital investments are not within the scope of ASC 320-10 (formerly SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS 115)), and are subject to specialized industry accounting for investment companies. Venture capital investments are recorded as trading assets and are carried at fair value with net changes in fair value recognized in net trading profits (losses). The fair values of publicly-traded securities held by these subsidiaries are generally based on quoted market prices. Securities that are held by these subsidiaries that are not publicly traded are initially recorded at cost, which is deemed to approximate the fair value as of the acquisition date. Subsequent to acquisition, management estimates the fair value based on investee transactions with unaffiliated parties, management’s review of the investee’s financial results and condition or the latest obtainable net asset value of the investees.

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

Transfers of loans to third parties are accounted for as sales when control is surrendered to the transferee. The Group derecognizes such loans from the balance sheet including any related allowance and deferred loan origination costs, and recognizes all assets obtained, and liabilities incurred, including any recourse obligations to the transferee, at fair value. Any resulting gain or loss on the sales is recognized in earnings. Conversely, the

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Group recognizes loans transferred from third parties on the balance sheet when the Group obtains control of the loans or participates in a loan originated by another financial institution.

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

The Group purchases loans with and without evidence of credit quality deterioration since origination. Those loans with evidence of credit quality deterioration for which it is probable, at the time of acquisition, that all amounts due according to the contractual terms of the loan agreement will not be collected are accounted for under ASC 310-30 (formerly AICPA Statement of Position (SOP) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3)). The Group analyzes for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans acquired in a transfer and if those differences are attributable, at least in part, to credit quality, such loans are recorded at fair value and “carrying over” or the creation of valuation allowances in the initial accounting of loans acquired in a transfer is prohibited. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination. The excess of cash flows expected at purchase over the purchase price is recorded as interest income over the life of the loan. For those loans not within the scope of ASC 310-30, any difference between the purchase price and the par value of the loan is reflected in interest income over the life of the loan.

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

Once a loan has been identified as individually impaired, impairment is measured in accordance with ASC 310-10 (formerly SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS 118 (SFAS 114)). The Group’s measurement of the impairment of a loan, with the exception of large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, is based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, on the loan’s observable market price or on the fair value of the collateral if the loan is collateral dependent. If the resulting value is less than the book value of the loan, a specific allowance is established for an amount equal to the difference. Any

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

amounts deemed uncollectible are charged against the allowance for loan losses. Recoveries of previously charged-off amounts are credited to the allowance for loan losses. Impairment criteria are applied to the entire loan portfolio, exclusive of leases and smaller-balance homogeneous loans such as residential mortgage, consumer loans and credit cards, which are evaluated collectively for impairment. Smaller-balance commercial loans, managed on a portfolio basis, are also evaluated collectively for impairment.

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

Following the implementation of a policy by the Korea Fair Trade Commission effective April 2008 that prohibited a unilateral lowering by the credit card company of the credit card limit of a cardholder except in the case of an impairment in the cardholder’s ability to repay, the Group established additional allowance for unfunded credit card commitments with respect to the unused credit card limit as the Group no longer control the unfunded credit card commitments.

The Group also began to apply, with respect to the off-balance sheet unused credit card limits, the same methodology used in calculating probabilities of default (“PDs”) with respect to credit card receivables, considering the current unstable financial market conditions as well as increased gross charge offs in the fiscal year 2009 compared to the fiscal year 2008. Previously, the Group applied a lower set of PDs to off-balance sheet unsued credit limits than to credit card receivables.

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

Second, determination must be made as to whether the securitization entity is sufficiently independent. If so, the entity would not be included in the Group’s consolidated financial statements. For each securitization entity with which it is involved, the Group makes a determination of whether the entity should be considered a subsidiary of the Group and be included in its consolidated financial statements or whether the entity is sufficiently independent that it does not require consolidation. If the securitization entity’s activities are sufficiently restricted to meet accounting requirements to be a Qualifying Special Purpose Entities (QSPE), the securitization entity is not consolidated by the seller of transferred assets. If the securitization entity is determined to be a VIE, the Group consolidates the VIE, if it is the primary beneficiary.

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

The Group capitalizes certain direct costs related to developing software for internal use, and amortizes such costs on a straight-line basis once the software is available for use in accordance with the ASC 350-40 (formerly SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use).

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The estimated useful lives of premises and equipment are as follows:

Buildings	40 years
Equipment and furniture	4~5 years
Leasehold improvements	5 years
Operating lease assets	3~5 years
Capitalized software costs	4~5 years

Goodwill and Intangible Assets

Goodwill represents the cost of an acquired business in excess of the fair value of the net assets acquired. Other intangible assets represent purchased assets that also lack physical substance but can be distinguished from goodwill because of contractual or other legal rights, or because the asset is capable of being sold or exchanged either on its own or in connection with a related contract, asset, or liability. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of ASC 350-10 (formerly SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142)). Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with ASC 360-10 (formerly SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets (SFAS 144)).

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

The Group’s indefinite-lived intangible assets are composed of court deposits of Shinhan Bank and KSFC borrowings. Court deposit intangible asset represents the value of the funding provided by a base of court deposit accounts acquired in a business combination which the Group can expect to maintain for an indefinite period because that court deposit will be maintained indefinitely once appointed by courts. KSFC borrowing represents the value of the low cost funding from KSFC compared to the next available funding source in the market, and the

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Group expects to benefit from the borrowing agreement indefinitely because that borrowing agreement lasts indefinitely in accordance with the Securities and Exchange Act of Korea.

Deferred Policy Acquisition Costs (DAC)

Deferred Policy Acquisition Costs (DAC), included in other assets, represent the costs of acquiring new business, principally commissions, certain underwriting and agency expenses directly attributable to the policies written, and the cost of issuing policies.

For traditional business, DAC is amortized over the premium-paying periods of the related policies, in proportion to the ratio of the annual premium revenue to the total anticipated premium revenue in accordance with ASC 944-20 (formerly SFAS No. 60, Accounting and Reporting by Insurance Enterprises (SFAS 60)). Assumptions as to the anticipated premiums are made at the date of policy issuance or acquisition and are consistently applied over the life of the policy.

For interest-sensitive and variable businesses, DAC is amortized at a constant rate based upon the present value of estimated gross profits expected to be realized in accordance with ASC 944-20 (formerly SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from Sale of Investments (SFAS 97)). The effect of changes in estimated gross profits on unamortized deferred acquisition costs is reflected in the period such estimated gross profits are revised.

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

Separate Account Assets and Liabilities

Separate account assets and liabilities are reported at fair value and represent segregated funds that are invested for certain policyholders. The assets consist of equity securities, policy loans and cash equivalents. The assets of each account are legally segregated and are generally not subject to claims that arise out of any other business of the Group. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Group with respect to certain accounts. The investment income and gains or losses for separate accounts generally accrue to the policyholders and are not included in the consolidated

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

statements of income. Separate account assets and liabilities are included in other assets and accrued expenses and other liabilities, respectively, and amounted to ~~W~~716,737 million and ~~W~~1,090,887 million as of December 31, 2008 and 2009, respectively.

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

Impairment

In accordance with ASC 360-10 (formerly SFAS 144), long-lived assets, such as premises, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows or quoted market prices in active markets if available, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet.

Goodwill and intangible assets that have indefinite useful lives are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. For goodwill, the impairment determination is made at the reporting unit level and consists of two steps. First, the Group determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to purchase price allocation, in accordance with ASC 805-10 (formerly SFAS No. 141, Business Combinations (SFAS 141)). The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill.

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

Dormant Accounts

Customers’ deposits with a positive balance but no earnings for an extended period of time are considered dormant accounts. Prior to 2007, with respect to the dormant accounts after the legal discharge, and pursuant to the Korean Commercial Code, the Group estimated a redemption ratio based on past experience and recognized gain on dormant accounts excluding expected redemption amounts as other non-interest income. However, regulations on dormant accounts that were newly enacted in 2007 recommend balances on dormant accounts to be transferred to dormant account foundation and the Group elected to transfer only the dormant accounts of consumer deposits. Consequently, the Group has accounted for such amounts as other liabilities since 2007 and continuously recognized gain on dormant accounts of corporate deposits excluding expected redemption amounts as other non-interest income.

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

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN 48), currently coded as ASC 740-10. ASC 740-10 addresses the accounting for uncertainty in income tax positions by prescribing a consistent recognition threshold and measurement attribute for income tax positions taken or expected to be taken in an income tax return. ASC 740-10 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

ASC 740-10 requires a two-step process in evaluating income tax positions. In the first step, an enterprise determines whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions meeting the more-likely-than-not recognition threshold are then measured to determine the amount of benefit eligible for recognition in the financial statements. Each income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon settlement.

The Group adopted the provisions of ASC 740-10 on January 1, 2007, resulting in a cumulative effect of ~~W~~3,815 million increase to beginning retained earnings. Additionally, the Group elected to classify interest and penalties related to unrecognized tax benefits as a component of income tax expense. See Note 24 in the consolidated financial statements for further details regarding additional disclosures on ASC 740-10.

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

Convenience Translation

The Group operates primarily in Korea and its official accounting records are maintained in Korean Won. The US dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in US dollars at the rate of ~~W~~1,163.65: US$1, the United States Federal Reserve Bank of New York noon buying exchange rate in effect on December 31, 2009. Such convenience translation into US dollar should not be construed as representations that the Korean Won amounts have been, could have been, or could in the future be converted into US dollars at this or any other rate of exchange.

Reclassification

Certain reclassifications have been made in the prior years’ consolidated financial statements to conform to the current year presentation for comparative purposes.

2.	Accounting Changes and Future Application of Accounting Standards

The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (ASC 105)

In June 2009, the FASB approved the FASB Accounting Standards Codification (the Codification or ASC) to be the single source of authoritative non-governmental US GAAP and issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Statement No. 162 (SFAS No. 168). The Codification is not meant to change US GAAP, but is intended to improve the ease of researching US GAAP issues. The Codification reorganizes existing US GAAP pronouncements, relevant portions of authoritative content issued by the US Securities and Exchange Commission (SEC), and SEC staff interpretations and administrative guidance, into approximately 90 accounting topics. Once the Codification was launched on July 1, 2009, it became the single source of authoritative US GAAP. On the effective date of SFAS No. 168, the Codification supersedes all then-existing non- SEC accounting and reporting standards to become the single source of authoritative non-governmental US GAAP. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. SFAS No. 168 represents the final standard that the FASB will issue in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. All subsequent standards will be issued as Accounting Standard Updates (ASU), which will serve only to update the Codification. The Codification and SFAS No. 168 are effective for financial statements issued for interim and annual periods ending after September 15, 2009.

Fair Value Measurements (ASC 820)

Effective January 1, 2008, the Group adopted SFAS No. 157, Fair Value Measurements (SFAS 157) (now ASC 820-10, Fair Value Measurements and Disclosures). ASC 820-10 establishes a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets the lowest priority to unobservable inputs to fair value measurements. The three levels of the fair value hierarchy under ASC 820-10 are described below:

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

Under ASC 820-10, the Group is required to take into account its own credit risk when measuring the fair value of derivative liabilities as well as the other liabilities for which fair value accounting has been elected under ASC 815-15 (formerly SFAS No. 155, Accounting for Certain Hybrid Financial Instruments). The Group adopted certain provisions of ASC 820-10 related to nonfinancial assets and nonfinancial liabilities that are not measured at fair value on a recurring basis since January 1, 2009. The application of these provisions did not have a material impact on the Group’s consolidated financial statements.

Determining Fair Value Financial Assets when the Market for that Asset is Not Active

In October 2008, the FASB issued FASB Staff Position FAS 157-3, Determining Fair Value of Financial Assets when the Market for that Asset is not Active (FSP FAS 157-3) (now ASC 820-1-035-55A, Fair Value Measurements and Disclosures: Financial Assets in a market That is not Active), which clarifies the application of SFAS 157 (now ASC 820-10-35-55A, Fair Value Measurements and disclosures: Financial Assets in a Market That is Not Active), in a market that is not active and provides an example to illustrate key considerations in determining the fair value of

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

a financial instrument when the market for that financial asset is not active. This FSP is effective upon issuance, including prior periods for which financial statements have not been issued. The application of this FSP did not have a material impact on the Group’s consolidated financial statements.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (ASC 820)

In April 2009, the FASB issued FASB Staff Position No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP FAS 157-4) (now ASC 820-10-35-51A, Fair Value Measurements and Disclosures: Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased). The FSP provides additional guidance for estimating fair value in accordance with ASC 820-10, when the volume and level of activity for the asset or liability have significantly decreased. The FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. The guidance is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted. The adoption of the FSP had no impact on the Group’s consolidated financial condition, results of operations or cash flows.

The Fair Value Option for Financial Assets and Financial Liabilities (ASC 820)

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159) (now ASC 825-10, Financial Instruments: Fair Value Option) currently coded as ASC 825-10, which provides an option under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and financial liabilities. This fair value option is available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. The Group adopted SFAS 159 effective January 1, 2008, however, there was no impact to the Group’s consolidated financial statements as the Group did not elect the fair value option for any qualified assets or liabilities during the year ended December 31, 2008.

ASU No. 2009-05, FV Measurements and Disclosures — Measuring Liabilities at FV (ASC 820)

In August 2009, the FASB issued accounting standard updates to clarify how the fair value measurement principles should be applied to measuring liabilities carried at fair value. The update explains how to prioritize market inputs appropriate for debt obligations that are restricted from being transferred to another obligor. The update is effective for the first reporting period (including interim period) beginning after issuance and is not expected to have a material impact.

Disclosures about Credit Derivatives and Certain Guarantees (ASC 815 and ASC 460)

In September 2008, the FASB issued FASB Staff Position No. FAS 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45, and Clarification of the Effective Date of FASB Statement No. 161 (FSP FAS 133-1 and FIN 45-4), (now ASC 815-10-50-4K, Derivatives and Hedging: Credit Derivatives, respectively). FSP FAS 133-1 and FIN 45-4 requires enhanced disclosures about credit derivatives and guarantees and amends FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45) to exclude credit derivative instruments accounted for at fair value under SFAS 133. This FSP is effective for financial statements issued for reporting periods ending after November 15, 2008. Since FSP FAS 133-1 and FIN 45-4 only requires additional disclosures concerning credit derivatives and guarantees, adoption of this FSP did not have an effect on the Group’s consolidated financial statements.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Determining Whether an Instrument Is Indexed to an Entity’s Own Stock (ASC 810)

In June 2008, the FASB issued EITF 07-5, Determining Whether an Instrument Is Indexed to an Entity’s Own Stock (EITF 07-5) (now ASC 815-40-15-5, Derivatives and Hedging: Evaluating whether an Instrument is Considered Indexed to an Entity’s Own Stock), which establishes a two-step process for evaluating whether equity-linked financial instruments and embedded features are indexed to a company’s own stock for purposes of determining whether the derivative scope exception in SFAS 133 should be applied. EITF 07-5 is effective for fiscal years beginning after December 15, 2008. The adoption of this EITF did not have a material impact on the Group’s consolidated financial statements.

FSP FIN 39-1, which modifies FASB Interpretation (FIN) No. 39, “Offsetting of Amounts Related to Certain Contracts,” (ASC 210)

During April 2007, the FASB issued FSP FIN 39-1, Amendment of FASB Interpretation No. 39 (FSP FIN 39-1) (now incorporated into ASC 815-10-45, Derivatives and Hedging — Other Presentation Matters), modifying certain provisions of FIN 39, Offsetting of Amounts Related to Certain Contracts. This amendment amends FIN 39 to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that have been offset. The Group has presented derivative assets and liabilities on a gross basis regardless of existence of master netting arrangements under FIN 39. According to its accounting policy, the Group did not offset fair value amounts for the rights and obligations related to cash collateral and FSP FIN 39-1 had no impact to the Group’s consolidated financial statements.

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

Measurement of Impairment for Certain Securities (ASC 325)

In January 2009, the FASB issued FASB Staff Position EITF 99-20-1 (FSP EITF 99-20-1) (now incorporated into ASC 320-10-35-20, Investments — Debt and Equity Securities: Steps for Identifying and Accounting for Impairment), which amends the impairment guidance in EITF 99-20 to make the investment security impairment model in EITF 99-20 more consistent with the securities impairment model in SFAS 115. FSP EITF 99-20-1 removes the requirement that a holder’s best estimate of cash flows be based exclusively upon those that a market participant would use and allows for reasonable judgement to be applied in considering whether an adverse change in cash flows has occurred based on all available information relevant to the collectability of the security. FSP EITF 99-20-1 is effective for interim and annual periods ending after December 15, 2008, and therefore the Group adopted FSP EITF 99-20-1 from 2008. The adoption of this FSP did not have a material impact on the Group’s consolidated financial statements.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Disclosure about Transfers of Financial Assets and Interests in VIEs (ASC 860)

On December 11, 2008, the FASB issued FASB Staff Position FAS 140-4 and FIN 46(R)-8 (FSP FAS 140-4 and FIN 46(R)-8) (now ASC 860-10, Transfers and servicing), which requires additional disclosures relating to transfers of financial assets and interests in securitization entities and other variable interest entities. The purpose of this FSP is to require improved disclosure by public enterprises prior to the effective dates of the proposed amendments to SFAS 140 and FIN 46(R). The effective date for the FSP is for reporting periods (interim and annual) beginning with the first reporting period that ends after December 15, 2008. The disclosures required by this FSP are incorporated in this report. FSP FAS 140-4 and FIN 46(R)-8 only affected the Group’s disclosure of transfers of financial assets and interests in securitization entities and other variable interest entities and not its consolidated balance sheets, consolidated statements of income or consolidated statements of cash Flows.

Business Combinations (ASC 805)

On December 4, 2007, the FASB issued SFAS No. 141 (revised), Business Combination (SFAS 141(R)). SFAS 141(R) (now ASC 805-10, Business Combinations) retains the fundamental requirements in SFAS 141 that the purchase method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. This statement also retains the guidance in SFAS 141 for identifying and recognizing intangible assets separately from goodwill. The most significant changes in SFAS 141(R) are: (1) acquisition and restructuring costs are now expensed; (2) stock consideration is measured based on the quoted market price as of the acquisition date instead of the date the deal is announced; (3) contingent consideration arising from a contract and noncontractual contingencies that meet the more-likely-than-not recognition threshold are measured and recognized as an asset or liability at fair value at the acquisition date using a probability-weighted discounted cash flow model, with subsequent changes in fair value reflected in earnings. Noncontractual contingencies that do not meet the more-likely-than-not criteria continue to be recognized when they are probable and reasonably estimable; and (4) acquirer records 100% step-up to fair value for all assets and liabilities, including the noncontrolling interest portion and goodwill is recorded as if a 100 percent interest was acquired. The Group adopted the standard on January 1, 2009, and it is applied prospectively.

Loss- Contingency Disclosures (ASC 450)

In June 2008, the FASB issued an exposure draft proposing expanded disclosures regarding loss contingencies accounted for under SFAS No. 5, Accounting for Contingencies (SFAS 5), and SFAS 141(R) (now ASC 450-10 and 805-10, respectively). This proposal increases the number of loss contingencies subject to disclosure and requires substantial quantitative and qualitative information to be provided about those loss contingencies. The proposal is expected to have no impact on the Group’s accounting for loss contingencies.

Noncontrolling Interests in Consolidated Financial Statements (ASC 810)

On December 4, 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (SFAS 160) (now ASC 810-10-45-15, Consolidation — Noncontrolling Interest in a Subsidiary), which establishes standards for the accounting and reporting of noncontrolling interests in subsidiaries (that is, minority interests) in consolidated financial statements and for the loss of control of subsidiaries. SFAS 160 requires: (1) the equity interest of noncontrolling shareholders, partners, or other equity holders in subsidiaries to be accounted for and presented in equity, separately from the parent shareholder’s equity, rather than as liabilities or as “mezzanine” items between liabilities and equity; (2) the amount of consolidated net income attributable to the parent and to the noncontrolling interests be clearly identified and presented on the face of the consolidated statement of income; and (3) when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any noncontrolling equity investment rather than the carrying amount of that retained investment. The Group’s adoption on January 1, 2009 did not have a material impact on the consolidated financial statements.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Fair Value Disclosures about Pension Plan Assets (ASC 715)

In December 2008, the FASB issued FASB Staff Position SFAS 132R-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (FSP SFAS 132(R)-1) (now incorporated into ASC 715-20-50, Compensation and Benefits — Disclosure). This FSP requires that information about plan assets be disclosed, on an annual basis, based on the fair value disclosure requirements of SFAS 157. The disclosures about plan assets required by this FSP are effective for fiscal years ending after December 15, 2009 and as this FSP only relates to disclosures, the adoption has no material impact on the consolidated financial statements.

Accounting for Transfers of Financial Assets and Repurchase Financing Transactions (ASC 860)

In February 2008, the FASB issued FASB Staff Position FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions (FSP FAS 140-3 (now ASC 860-10-40-42, Transfers and Servicing: Repurchase Financing). FSP FAS 140-3 provides guidance for determining whether an initial transfer of a financial asset and a repurchase financing should be considered a linked transaction for the purposes of assessing whether sale accounting is appropriate under SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities (SFAS 140). For transactions within its scope, FSP FAS 140-3 presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement, as a linked transaction. However, if certain criteria are met, the initial transfer and repurchase financing should not be evaluated as a linked transaction and should be evaluated separately under SFAS 140. FSP FAS 140-3 is effective for the Group’s fiscal year beginning January 1, 2009, and is applied to new transactions entered into after the date of adoption. The adoption of this FSP has no material impact on the Group’s consolidated financial statements.

Disclosures about Derivative Instruments and Hedging Activities

On March 19, 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (SFAS 161) (now incorporated into ASC 815-10-50, Derivative and Hedging — Disclosure), which amends the disclosure requirements of SFAS 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133, now ASC 815). This Statement requires enhanced disclosures about derivative instruments and hedging activities and their effects on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years beginning after November 15, 2008, with early adoption permitted. This statement only affected the Group’s disclosures of derivative instruments and related hedging activities, not its consolidated financial position, financial performance or cash flows.

Determination of the Useful Life of Intangible Assets — Amendment of SFAS 142 (ASC 350)

On April 25, 2008, the FASB issued FASB Staff Position No. FAS 142-3, Determination of the Useful Life of Intangible Assets (FSP FAS 142-3) (now ASC 350-30, General Intangibles Other Than Goodwill),which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. This FSP is intended to improve the consistency between the useful life of an intangible asset determined under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R), and other US GAAP. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. This FSP is effective for the Group on January 1, 2009, and had no material impact.

Equity Method Investment Accounting Considerations

In November 2008, the FASB issued EITF 08-6, Equity Method Investment Accounting Considerations (EITF 08-6 (now ASC 323-10, Investments — Equity Method and Joint Ventures). Under EITF 08-6, an entity shall measure its equity method investment initially at cost in accordance with SFAS 141(R). Any other-than-temporary impairment of an equity method investment should be recognized in accordance with Opinion 18. An equity method investor shall not separately test an investee’s underlying assets for impairment. Share issuance by an

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

investee shall be accounted for as if the equity method investor had sold a proportionate share of its investment, with gain or loss recognized in earnings. EITF 08-6 is effective for the Group on January 1, 2009, and had no material impact.

Accounting for Defensive Intangible Assets (ASC 350)

In November 2008, the FASB issued EITF 08-7, Accounting for Defensive Intangible Assets (EITF 08-7) (now ASC 350-30-25-5, Intangibles — Goodwill and Other: Defensive Intangible Assets). According to EITF 08-7, an acquired defensive asset should be accounted for as a separate unit of accounting (i.e., an asset separate from other assets of the acquirer). The useful life assigned to an acquired defensive asset shall be based on the period during which the asset would diminish in value. EITF 08-7 states that it would be rare for a defensive intangible to have an indefinite life. EITF 08-7 is effective for the Group on January 1, 2009, and had no material impact.

Accounting for Transfers of Financial Assets and Consolidation of Variable Interest Entities (ASC 860)

In June 2009, the FASB issued SFAS 166, Accounting for Transfers of Financial Assets, an amendment of SFAS 140 that will eliminate Qualifying Special Purpose Entities (QSPEs).

Simultaneously, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (now ASC 860-10, Transfers and Servicing) which details three key changes to the consolidation model. First, former QSPEs will now be included in the scope of SFAS 167. In addition, the FASB has changed the method of analyzing which party to a variable interest entity (VIE) should consolidate the VIE (known as the primary beneficiary) to a qualitative determination of which party to the VIE has “power” combined with potentially significant benefits or losses, instead of the current quantitative risks and rewards model. The entity that has power has the ability to direct the activities of the VIE that most significantly impact the VIE’s economic performance. Finally, the new standard requires that the primary beneficiary analysis be re-evaluated whenever circumstances change. The current rules require reconsideration of the primary beneficiary only when specified reconsideration events occur.

These new standards are effective for fiscal years that begin after November 15, 2009 and as a result of implementing these new accounting standards, the Group will consolidate certain of the VIEs with which it currently has involvement. An ongoing evaluation of the application of these new requirements could, with the resolution of certain uncertainties, result in the identification of additional VIEs, needing to be consolidated. It is not currently anticipated, however, that any such newly identified VIEs and former QSPEs would have a significant impact on the Group’s consolidated financial statements.

Recognition and Presentation of Other-Than-Temporary Impairments (ASC 320)

In April 2009, the FASB issued FASB Staff Position No. FAS 115-2 and FAS 124-2 (FSP FAS 115-2 and FAS 124-2), now ASC 320-10 and 958-320, Investments — Debt and Equity Securities: Recognition of an Other-Than-Temporary Impairment). This FSP amends the other-than-temporary impairment guidance in GAAP for debt securities and the presentation and disclosure requirements of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than temporary impairments of equity securities. Under the guidance, an other-than-temporary-impairment must be recognized if an investor has the intent to sell the debt security or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. In addition, the guidance changes the amount of impairment to be recognized in current-period earnings when an investor does not have the intent to sell, or if it is more likely than not that it will not be required to sell the debt security, as in these cases only the amount of the impairment associated with credit losses is recognized in income, while the rest of the fair value loss is recognized in other comprehensive income (OCI). The guidance also requires additional disclosures regarding the calculation of credit losses, as well as factors considered in reaching a conclusion that an investment is not other-than-temporarily impaired.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Group adopted the Standard on January 1, 2009. The cumulative effect of the change included an increase in the opening balance of Retained earnings at January 1, 2009 of ~~W~~11,221 million on a pretax basis (~~W~~ 8,752 million after-tax). See Note 7 to the Consolidated Financial Statements for disclosures related to the Company’s investment securities and OTTI.

Investments in Certain Entities that Calculate Net Asset Value per Share (ASC 820)

In September 2009, the FASB issued ASU 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), now ASC 820, This is an additional guidance about measuring the fair value of certain investments such as hedge funds, private equity funds, real estate funds and venture capital funds. The guidance allows companies to determine the fair value of such investments using net asset value (NAV) as a practical expedient and also requires disclosures of the nature and risks of the investments by major category of alternative investments. The Group’s adoption on December 31, 2009 did not have a material impact on the consolidated financial statements.

Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements. The ASU requires disclosing the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and to describe the reasons for the transfers. The disclosures are effective for reporting periods beginning after December 15, 2009. Additionally, disclosures of the gross purchases, sales, issuances and settlements activity in Level 3 fair value measurements will be required for fiscal years beginning after December 15, 2010.

3.	Business Changes and Developments

Acquisition of LG Card

On March 23, 2007, the Group acquired 98,517,316 shares or 78.58% of the issued and outstanding common stocks of LG Card where the Group had owned 7.15% interest through a tender offer to the public for approximately ~~W~~6,684 billion. As a result of this acquisition, the Group’s ownership increased to 85.73%.

LG Card provides several services such as credit card services, factoring, installment financing and leasing, under the Specialized Credit Financial Business Act. The acquisition allows the Group to achieve greater economies of scale in the Group’s card operations, as well as to enhance its position as a balanced provider of banking and non-banking services with diversified revenue sources and enhanced synergy opportunities, including cross-selling.

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

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The aforementioned acquisition was accounted for under the purchase method of accounting in accordance with ASC 805-10 (formerly SFAS 141). The purchase price was allocated to the assets acquired and the liabilities assumed based on their estimated fair values as summarized below.

	2007
	(In millions of Won)

Cash and cash equivalents	~~W~~	315,549
Deposits		256,207
Call loans		511,670
Trading assets		1,729
Securities		43,649
Loans, net of allowance for loan losses		9,902,214
Premises and equipment, net		128,637
Other assets		719,014

Total assets	~~W~~	11,878,669

Borrowings and debentures	~~W~~	6,970,133
Other liabilities		1,380,991

Total liabilities	~~W~~	8,351,124

Fair value of net assets of LG Card	~~W~~	3,527,545

The allocation of the purchase consideration is as follows:

	2007
	(In millions of Won)

Cash paid	~~W~~	6,707,361
Stock exchanged		814,971
Direct acquisition costs		7,688

Total purchase price	~~W~~	7,530,020

Allocation of purchase price:
Fair value of net assets of LG Card (excluding effect of CCI(1) and deferred taxes)	~~W~~	3,831,102
Credit card relationship intangible asset(1)		1,064,046
Deferred tax on fair value adjustment		(303,558)
Goodwill		2,938,430

Total purchase price	~~W~~	7,530,020

Note:

(1)	Credit card relationship intangible reflects the estimated fair value of the credit card relationships acquired from LG Card from which the Group expects to derive future benefits over the estimated life of such relationships. The customer relationship intangible is amortized over its estimated useful life on a sum-of-the years’-digits basis. The estimated weighted average life of the customer relationship intangible is approximately 6 years. The fair value of this asset was based principally upon the estimates of (i) the profitability of the acquired accounts and (ii) the projected run-off of the acquired accounts.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following unaudited pro forma consolidated summary of operations presents information of the Group as if the acquisition of LG Card had occurred on January 1, 2007:

	2007
	(Unaudited)
	(In millions of Won,
	except per share data)

Total interest and dividend income	~~W~~	12,412,978
Net income		2,088,697
Basic earnings per share		4,776
Diluted earnings per share		4,744

This pro forma result is for illustrative purposes. They do not purport to be indicative of the result of operations which actually would have resulted had the acquisition occurred as of January 1, 2007, or the future results of operations of the Group.

Acquisition of noncontrolling interests in SH Asset Management Co., Ltd.

In July 2007, the Group acquired 20.23% of total outstanding shares in SH Asset Management Co., Ltd. from KGI Securities., Ltd. and others for a consideration of ~~W~~47,055 million. As a result, the Group’s ownership in SH Asset Management Co., Ltd. increased to 100%, and SH Asset Management Co., Ltd. became a wholly-owned subsidiary of the Group.

Incorporation of Shinhan Investment Corp.

In May 2007, the Group incorporated Shinhan Investment Corp (formerly Good Morning Shinhan Securities) as a wholly-owned subsidiary of the Group.

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

Acquisition of AITAS

In May 2008, the Group acquired 56.63% stake in AITAS. As a result of a series of further acquisitions, the Group owns 89.58% as of December 31, 2008. Subsequently, in September 2008, Shinhan Bank sold its fund management business to AITAS for ~~W~~3,070 million. The Group recognized goodwill of ~~W~~42,693 million in connection with acquisition of AITAS.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Joint Venture with KT Freetel

On June 2, 2008, the Group jointly established Shinhan — KTF Mobile Card with KT Freetel. As a result, the Group owns 50% +1 share of the entity and KT Freetel owns the remainder of the interest in the entity.

Incorporation of Shinhan Private Equity Fund II

In August 2008, the Group incorporated Shinhan Private Equity Fund II.

Incorporation of Shinhan Bank Canada

In September 2008, the Group incorporated Shinhan Bank Canada.

Acquisition and Merger in 2009 of Shinhan BNP Paribas Investment Trust Management Co., Ltd and SH Asset Management Co., Ltd.

In 2008, the Group reached an agreement with BNP Paribas S.A. (“BNP Paribas”) to merge Shinhan BNP Paribas Investment Trust Management Co., Ltd. (“Shinhan BNP Paribas Investment Trust Management”) and SH Asset Management Co., Ltd..(“SH Asset Management”) Shinhan BNP Paribas Investment Trust Management is a joint venture between the Group and BNP Paribas, and SH Asset Management Co., Ltd. is a wholly-owned subsidiary of the Group. The merger was completed on January 1, 2009 with Shinhan BNP Paribas Investment Trust Management being the surviving entity and renamed Shinhan BNP Paribas Asset Management Co., Ltd. (“Shinhan BNP Paribas Asset Management”), while SH Asset Management was discharged as of the date of the merger. All of the shares of SH Asset Management have been exchanged for shares of the merged company at the agreed ratio of 0.7860830 common stock of the merged company for every one share of SH Asset Management Co., Ltd. in accordance with the terms of the Merger Agreement and the Applicable Law. As a result of deconsolidation of SH Asset Management the Group recognized ~~W~~31,933 million of gain on deconsolidation, which is recorded within other non-interest income for the year ended December 31, 2009. Furthermore, on January 2, 2009, the Group sold 1,276,162 shares of Shinhan BNP Paribas Asset Management (8.5% of total outstanding shares) at ~~W~~18,023 per share to BNP Paribas to maintain a 65% stake of Shinhan BNP Paribas Asset Management after the merger.

Incorporation of Shinhan Bank Japan

In September 2009, the Group incorporated Shinhan Bank Japan.

Incorporation of Shinhan Bank Vietnam

In November 2009, the Group incorporated Shinhan Bank Vietnam.

4.	Restricted Cash

The following table summarizes the details of restricted cash at December 31:

	2008		2009
	(In millions of Won)

Reserve deposits with the Bank of Korea (BOK)	~~W~~	5,662,362	~~W~~	6,729,167
Cash restricted for investment activities		1,158,978		845,155
Other		227,972		399,595

	~~W~~	7,049,312	~~W~~	7,973,917

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Reserve deposits with the Bank of Korea (BOK) represent amounts required under the Republic of Korea’s General Banking Act for payment of deposits. Cash restricted for investment activities represent amounts required the Financial Investment Services and Capital Market Act (FSCMA), for repayment of customers’ deposits.

5.	Call Loans and Securities Purchased under Resale Agreements

The following table summarizes call loans and securities purchased under resale agreements, at their respective carrying values, at December 31:

	2008		2009
	(In millions of Won)

Call loans	~~W~~	733,238	~~W~~	902,667
Securities purchased under resale agreements		2,332,632		443,577

	~~W~~	3,065,870	~~W~~	1,346,244

Call loans are short-term lending facilities among banks and financial institutions, with maturities of 90 days or less. Typically, call loans have maturities of one day.

Interest income from call loans and securities purchased under resale agreements, as included in other interest income, amounted to ~~W~~111,197 million, ~~W~~98,784 million and ~~W~~101,691 million during the years ended December 31, 2007, 2008 and 2009, respectively.

6.	Trading Activities

The following table summarizes the details of trading assets, at fair value, at December 31:

	2008		2009
	(In millions of Won)

Debt securities:
Korean treasury and governmental agencies	~~W~~	527,778	~~W~~	1,523,695
Corporations		1,264,303		1,176,562
Mortgage-backed and asset-backed securities		888,867		872,987
Financial institutions		3,279,613		2,104,094
Equity securities		704,850		746,962
Derivative instruments:
Foreign exchange derivatives		9,442,225		3,426,615
Interest rate derivatives		1,944,530		898,554
Equity derivatives		555,322		286,919
Credit derivatives		—		2,546
Commodity derivatives		34,717		1,896
Other trading assets — commodity indexed deposits		58,737		256,246

	~~W~~	18,700,942	~~W~~	11,297,076

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes the details of trading liabilities, at fair value, at December 31:

	2008		2009
	(In millions of Won)

Derivative instruments:
Foreign exchange derivatives	~~W~~	8,703,168	~~W~~	2,800,680
Interest rate derivatives		2,217,664		1,134,514
Equity derivatives		615,175		285,302
Credit derivatives		39,077		23,076
Commodity derivatives		35,565		2,493
Other trading liabilities — commodity indexed deposits		220,016		318,969

	~~W~~	11,830,665	~~W~~	4,565,034

The following table presents trading profits (losses) for the years ended December 31:

	2007		2008		2009
	(In millions of Won)

Debt securities	~~W~~	(51,844)	~~W~~	128,385	~~W~~	(88,422)
Equity securities		130,559		(108,652)		81,052
Derivative instruments		(275,297)		590,779		(513,413)
Other trading activities — commodity indexed deposits		(13,139)		(26,182)		3,821

Net trading profits (losses)	~~W~~	(209,721)	~~W~~	584,330	~~W~~	(516,962)

For the years ended December 31, 2007, 2008 and 2009, net changes in fair value of trading securities of ~~W~~(13,680) million, ~~W~~163,362 million and ~~W~~(8,710) million, respectively, were included in net trading profits (losses).

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

7.	Securities

The following table summarizes the details of the Group’s available-for-sale and held-to-maturity securities at December 31:

	2008								2009
			Gross		Gross						Gross		Gross
	Amortized		Unrealized		Unrealized		Fair		Amortized		Unrealized		Unrealized		Fair
	Cost(1)		Gains		Losses		Value		Cost(1)		Gains		Losses		Value
	(In millions of Won)

Available-for-sale securities
Debt securities:
Korean treasury and governmental agencies	~~W~~	6,065,193	~~W~~	190,809	~~W~~	1,837	~~W~~	6,254,165	~~W~~	8,696,449	~~W~~	74,727	~~W~~	49,177	~~W~~	8,721,999
Corporations		1,818,262		125,761		25,623		1,918,400		2,222,460		92,521		7,189		2,307,792
Financial institutions		15,284,829		301,457		36,446		15,549,840		11,005,207		185,646		26,589		11,164,264
Foreign governments		106,616		17,477		564		123,529		169,087		2,875		1,794		170,168
Mortgage-backed and asset-backed securities		3,009,519		11,850		20,828		3,000,541		2,280,105		15,867		11,788		2,284,184
Marketable equity securities		2,016,378		287,342		134,184		2,169,536		2,084,668		924,779		45,959		2,963,488

	~~W~~	28,300,797	~~W~~	934,696	~~W~~	219,482	~~W~~	29,016,011	~~W~~	26,457,976	~~W~~	1,296,415	~~W~~	142,496	~~W~~	27,611,895

Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies	~~W~~	4,008,480	~~W~~	118,984	~~W~~	1,333	~~W~~	4,126,131	~~W~~	8,138,424	~~W~~	65,026	~~W~~	55,677	~~W~~	8,147,773
Corporations		244,988		3,606		1,312		247,282		363,259		10,566		1,513		372,312
Financial institutions		4,279,235		60,889		9,252		4,330,872		4,092,996		47,463		23,061		4,117,398
Foreign governments		9,148		84		54		9,178		35,885		—		203		35,682
Mortgage-backed and asset-backed securities		154,293		5,195		—		159,488		163,054		4,690		314		167,430

	~~W~~	8,696,144	~~W~~	188,758	~~W~~	11,951	~~W~~	8,872,951	~~W~~	12,793,618	~~W~~	127,745	~~W~~	80,768	~~W~~	12,840,595

Note:

(1)	On January 1, 2007, the Group adopted fair value election under ASC 851-15 (formerly SFAS No. 155) on certain hybrid financial instruments. The fair values of those instruments were ~~W~~42,225 and ~~W~~18,254 million at December 31, 2008 and 2009, respectively, and related valuation losses (net) amounting to ~~W~~12,249 and ~~W~~152 million were recorded in net trading losses during 2008 and 2009, respectively.

The Group previously included certain of its beneficiary interests in funds not meeting the scope criteria of SFAS 115 within securities and correctly reclassified those investments to other investments under other assets during the current year, which amounted to ~~W~~730,093 million as of December 31, 2008. The resulting cumulative effect in related other comprehensive income, which amounted to ~~W~~24,964 million (pre-tax) as of December 31, 2008, was reflected in 2009. Although this adjustment relates to prior periods, the amount of change attributable to any prior year would not have been material to the Group’s financial condition, equity or results of operations as reported for that year.

The Bank of Korea (BOK) is the central bank that establishes monetary policies in Korea. Korea Development Bank (KDB) is owned and controlled by the Korean government. Of the total amounts listed above in the financial institutions category at December 31, 2008 and 2009, the fair value of available-for-sale debt securities included ~~W~~8,291,551 million and ~~W~~5,107,873 million, respectively, that were issued by BOK and KDB. Of the total amounts listed above in the financial institutions category at December 31, 2008 and 2009, the amortized cost of

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

held-to-maturity debt securities included ~~W~~2,150,522 million and ~~W~~2,144,968 million, respectively, that were related to BOK and KDB.

The Group has recognized total impairment losses on available-for-sale and held-to-maturity debt securities other than unrealized portion of impairment losses on debt securities as net impairment losses on debt securities in earnings and impairment losses on available-for-sale equity securities in earnings, where decreases in value were deemed to be other-than-temporary during the years ended December 31, as follows;

	2007		2008		2009
	(In millions of Won)

Available-for-sale securities
Debt securities
Total other-than-temporary impairment losses (unrealized and realized)	~~W~~	43,741	~~W~~	147,695	~~W~~	11,486
Unrealized other-than-temporary impairment losses recognized in OCI		—		—		957

Net impairment losses on debt securities		43,741		147,695		10,529
Equity securities		33,039		97,371		94,791

	~~W~~	76,780	~~W~~	245,066	~~W~~	105,320

Held-to-maturity securities
Debt securities	~~W~~	—	~~W~~	1,199	~~W~~	2,776

Total other-than-temporary impairment losses	~~W~~	76,780	~~W~~	246,265	~~W~~	108,096

During 2008, there was a decline in the fair value of the Group’s asset-backed securities portfolio, specifically asset-backed collateralized debt obligations (CDOs), as a result of deteriorating conditions in the U.S. subprime credit market. The Group’s total exposure to asset backed CDOs at December 31, 2008 and 2009 was ~~W~~100,364 million and ~~W~~97,202 million, respectively. Accordingly, the Group recorded ~~W~~61,182 million and ~~W~~2,955 million, respectively, related to asset-backed CDOs’ losses to net losses on securities in 2008 and 2009 as the Group considered the losses to be other-than-temporary. The Group expects conditions in credit markets in the U.S. to remain uncertain for the foreseeable future. Therefore, continued deterioration in the U.S. credit markets could adversely affect the fair value of the asset-backed securities held by the Group.

The following table presents a roll-forward of the credit losses component recognized in earnings in 2009.

	2009
	(In millions of Won)

Balance, beginning of year	~~W~~	80,294
Additions:
Initial credit impairments		2,807
Subsequent credit impairments		4,838
Reductions:
For increases in expected cash flows		23

Balance, end of year	~~W~~	87,916

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth the current fair value and the associated unrealized losses on investments in available-for-sale debt securities, marketable equity securities and held-to-maturity debt securities with unrealized losses at December 31, 2008 and 2009, by length of time that individual securities in each category had been in a continuous loss position:

	2008
	Less than 12 Months				12 Months or Longer				Total
			Gross				Gross				Gross
	Fair		Unrealized		Fair		Unrealized		Fair		Unrealized
	Value		Losses		Value		Losses		Value		Losses
	(In millions of Won)

Available-for-sale securities
Debt securities:
Korean treasury and governmental agencies	~~W~~	232,197	~~W~~	(1,039)	~~W~~	141,152	~~W~~	(798)	~~W~~	373,349	~~W~~	(1,837)
Corporations		280,811		(8,591)		641,545		(17,032)		922,356		(25,623)
Financial institutions		1,056,421		(18,908)		609,060		(17,538)		1,665,481		(36,446)
Foreign governments		14,001		(564)		—		—		14,001		(564)
Mortgage-backed and asset-backed securities		925,321		(18,398)		109,626		(2,430)		1,034,947		(20,828)
Marketable equity securities		591,718		(134,062)		8,262		(122)		599,980		(134,184)

	~~W~~	3,100,469	~~W~~	(181,562)	~~W~~	1,509,645	~~W~~	(37,920)	~~W~~	4,610,114	~~W~~	(219,482)

Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies	~~W~~	4,974	~~W~~	(26)	~~W~~	58,750	~~W~~	(1,307)	~~W~~	63,724	~~W~~	(1,333)
Corporations		12,808		(404)		80,899		(908)		93,707		(1,312)
Financial institutions		74,843		(3,070)		265,548		(6,182)		340,391		(9,252)
Foreign governments		2,227		(54)		—		—		2,227		(54)
Mortgage-backed and asset-backed securities		—		—		—		—		—		—

	~~W~~	94,852	~~W~~	(3,554)	~~W~~	405,197	~~W~~	(8,397)	~~W~~	500,049	~~W~~	(11,951)

Total temporarily impaired securities	~~W~~	3,195,321	~~W~~	(185,116)	~~W~~	1,914,842	~~W~~	(46,317)	~~W~~	5,110,163	~~W~~	(231,433)

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	2009
	Less than 12 Months				12 Months or Longer				Total
			Gross				Gross				Gross
	Fair		Unrealized		Fair		Unrealized		Fair		Unrealized
	Value		Losses		Value		Losses		Value		Losses
	(In millions of Won)

Available-for-sale securities
Debt securities:
Korean treasury and governmental agencies	~~W~~	4,020,926	~~W~~	(48,676)	~~W~~	73,013	~~W~~	(501)	~~W~~	4,093,939	~~W~~	(49,177)
Corporations		557,862		(5,794)		252,708		(1,395)		810,570		(7,189)
Financial institutions		4,921,593		(15,369)		315,941		(11,220)		5,237,534		(26,589)
Foreign governments		55,949		(1,794)		—		—		55,949		(1,794)
Mortgage-backed and asset-backed securities		67,085		(5,633)		230,250		(6,155)		297,335		(11,788)
Marketable equity securities		394,303		(39,624)		108,223		(6,335)		502,526		(45,959)

	~~W~~	10,017,718	~~W~~	(116,890)	~~W~~	980,135	~~W~~	(25,606)	~~W~~	10,997,853	~~W~~	(142,496)

Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies	~~W~~	3,542,310	~~W~~	(54,868)	~~W~~	54,216	~~W~~	(809)	~~W~~	3,596,526	~~W~~	(55,677)
Corporations		89,265		(1,132)		5,462		(381)		94,727		(1,513)
Financial institutions		536,707		(21,058)		123,511		(2,003)		660,218		(23,061)
Foreign governments		9,206		(203)		—		—		9,206		(203)
Mortgage-backed and asset-backed securities		49,703		(314)		—		—		49,703		(314)

	~~W~~	4,227,191	~~W~~	(77,575)	~~W~~	183,189	~~W~~	(3,193)	~~W~~	4,410,380	~~W~~	(80,768)

Total temporarily impaired securities	~~W~~	14,244,909	~~W~~	(194,465)	~~W~~	1,163,324	~~W~~	(28,799)	~~W~~	15,408,233	~~W~~	(223,264)

The Group conducts and documents periodic reviews of all securities with unrealized losses to evaluate whether the impairment is other than temporary. Prior to January 1, 2009, these reviews were conducted pursuant to FASB Staff Position No. FAS 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments (now ASC 320-10, Investments — Debt and Equity Securities — Subsequent Measurement). Any unrealized loss identified as other than temporary was recorded directly in the Consolidated Statement of Income. As of January 1, 2009, the Group adopted FSP FAS 115-2 and FAS 124-2 (now ASC 320-10, Investments — Debt and Equity Securities: Recognition of an Other-Than-Temporary Impairment). This guidance amends the impairment model for debt securities, and the impairment model for equity securities was not affected. Under the new guidance for debt securities, other-than-temporary impairment is recognized in earnings for debt securities which the Group has an intent to sell or it is more-likely-than-not that the Group will be required to sell prior to recovery of the amortized cost basis. For those debt securities which the Group does not intend to sell or expect to be required to sell, credit-related impairment is recognized in earnings, with the non-credit-related impairment recorded in OCI.

An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis. Unrealized losses that are determined to be temporary in nature are recorded, net of tax, in OCI for AFS securities, while such losses related to HTM securities are not recorded, as these investments are carried at their amortized cost. Regardless of the classification of the securities as AFS or HTM, the Group has assessed each position for impairment.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Factors considered in determining whether a loss is temporary include:

•	the length of time and the extent to which fair value has been below cost;

•	the severity of the impairment;

•	the cause of the impairment and the financial condition and near-term prospects of the issuer;

•	the activity in the market of the issuer which may indicate adverse credit conditions; and

•	the Group’s ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.

The Group’s review for impairment generally entails:

•	identification and evaluation of investments that have indications of possible impairment;

•	analysis of individual investments that have fair values less than amortized cost, including consideration of the length of time the investment has been in an unrealized loss position and the expected recovery period;

•	discussion of evidential matter, including an evaluation of factors or triggers that could cause individual investments to qualify as having other-than-temporary impairment and those that would not support other-than-temporary impairment; and

•	documentation of the results of these analyses, as required under business policies.

For equity securities, management considers the various factors described above, including its intent and ability to hold the equity security for a period of time sufficient for recovery to amortized cost. Where management lacks that intent or ability, the security’s decline in fair value is deemed to be other than temporary and is recorded in earnings. AFS equity securities deemed other-than-temporarily impaired are written down to fair value, with the full difference between fair value and amortized cost recognized in earnings.

For debt securities that are not deemed to be credit impaired, management assesses whether it intends to sell or whether it is more-likely than-not that it would be required to sell the investment before the expected recovery of the amortized cost basis. In most cases, management has asserted that it has no intent to sell and that it believes it is not likely to be required to sell the investment before recovery of its amortized cost basis. Where such an assertion has not been made, the security’s decline in fair value is deemed to be other than temporary and is recorded in earnings. In addition, non-credit-related impairment related to debt securities the Group does not plan to sell and is not likely to be required to sell is recognized in OCI.

For debt securities, a critical component of the evaluation for other-than-temporary impairments is the identification of credit impaired securities, where management does not expect to receive cash flows sufficient to recover the entire amortized cost basis of the security. For securities purchased and classified as AFS with the expectation of receiving full principal and interest cash flows, this analysis considers the likelihood of receiving all contractual principal and interest. The extent of the Group’s analysis regarding credit quality and the stress on assumptions used in the analysis have been refined for securities where the current fair value or other characteristics of the security warrant.

Any deterioration in Korean economic conditions or specific situations of the issuers of the securities could adversely affect the fair value of securities held by the Group.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth interest and dividends on securities for the years ended December 31:

	2007		2008		2009
			(In millions of Won)

Interest income	~~W~~	1,350,528	~~W~~	1,711,604	~~W~~	1,793,399
Dividends		52,184		63,477		58,779

	~~W~~	1,402,712	~~W~~	1,775,081	~~W~~	1,852,178

For the years ended December 31, 2007, 2008 and 2009, proceeds from sales of available-for-sale securities amounted to ~~W~~4,330,853 million, ~~W~~2,473,684 million and ~~W~~1,561,006 million, respectively, and proceeds from maturities of available-for-sale securities amounted to ~~W~~7,269,091 million, ~~W~~7,274,598 million and ~~W~~12,351,877 million, respectively. Gross realized gains amounted to ~~W~~260,583 million, ~~W~~197,800 million and ~~W~~449,957 million for the years ended December 31, 2007, 2008 and 2009, respectively. Gross realized losses amounted to ~~W~~14,481 million, ~~W~~87,337 million and ~~W~~33,761 million for the years ended December 31, 2007, 2008 and 2009, respectively.

The following table sets forth the amortized cost and estimated fair value of the Group’s available-for-sale and held-to-maturity debt securities at December 31, 2009 by contractual maturity. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

	Available-for-Sale				Held-to-maturity
	Debt Securities				Debt Securities
	Amortized		Fair		Amortized		Fair
	Cost		Value		Cost		Value
	(In millions of Won)

Within 1 year	~~W~~	9,151,315	~~W~~	9,252,349	~~W~~	2,553,796	~~W~~	2,579,094
Over 1 year through 5 years		12,677,393		12,785,195		7,491,066		7,541,735
Over 5 years through 10 years		2,309,516		2,384,614		2,253,469		2,239,037
Over 10 years		235,084		226,249		495,287		480,729

	~~W~~	24,373,308	~~W~~	24,648,407	~~W~~	12,793,618	~~W~~	12,840,595

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

8.  Loans

The following table summarizes the details of the loan portfolio at December 31:

	2008		2009
	(In millions of Won)

Commercial:
Commercial and industrial	~~W~~	55,466,168	~~W~~	54,479,473
Other commercial		37,637,026		34,770,389
Lease financing		1,591,437		1,559,652
Consumer:
Mortgage and home equity		36,182,970		40,022,157
Credit cards		14,637,084		15,116,757
Other consumer		25,026,774		23,306,609

Total loans, gross		170,541,459		169,255,037
Deferred loan origination costs (fees)		(32,771)		(23,497)

		170,508,688		169,231,540
Less: Allowance for loan losses		(3,200,633)		(3,637,994)

Total loans, net	~~W~~	167,308,055	~~W~~	165,593,546

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

As discussed in Note 3 to the consolidated financial statements, the Group acquired certain loans, resulting from the acquisition of LG Card, for which there was, at the time of the acquisition, evidence of deterioration of credit quality since origination and for which it was probable that all contractually required payments would not be collected. These loans were accounted for in accordance with SOP 03-3 (currently coded as ASC 310-30) which requires that purchased impaired loans be recorded at fair value as of the acquisition date. The fair value of such loans was approximately ~~W~~220,538 million at the acquisition date. The carrying amount of such loans was ~~W~~74,980 million and ~~W~~44,859 million at December 31, 2008 and 2009, respectively, and included in the above table.

The loans acquired during 2007 in connection with LG Card acquisition for which it was probable at acquisition that all contractually required payments would not be collected are as follows:

	2007
	(In millions of Won)

Contractually required payments receivable at acquisition	~~W~~	619,928
Cash flows expected to be collected at acquisition		323,069
Fair value of acquired receivables at acquisition		220,538

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The changes in the accretable yield for 2008 and 2009 are as follows:

	2008		2009
	(In millions of Won)

Balance at beginning of year	~~W~~	113,356	~~W~~	71,210
Purchases		—		—
Accretion of accretable yield		(45,169)		(52,424)
Increase to expected cash flows		3,023		27,336

Balance at end of year	~~W~~	71,210	~~W~~	46,122

Impaired loans are those on which the Group believes it is probable that it will not be able to collect all amounts due according to the contractual terms of the loans. The following table sets forth information about the Group’s impaired loans at December 31:

	2007		2008		2009
	(In millions of Won)

Impaired loans with an allowance	~~W~~	1,256,180	~~W~~	1,953,024	~~W~~	2,111,904
Impaired loans without an allowance		231,067		224,570		213,763

Total impaired loans	~~W~~	1,487,247	~~W~~	2,177,594	~~W~~	2,325,667

Allowance for impaired loans	~~W~~	908,630	~~W~~	1,181,446	~~W~~	1,350,209
Average balance of impaired loans during the year		1,523,274		1,910,041		2,117,768
Interest income recognized on impaired loans		59,537		79,251		48,223

Included in the above table were smaller balance commercial loans managed on a portfolio basis which were collectively identified as impaired amounting to ~~W~~511,568 million, ~~W~~780,232 million and ~~W~~715,412 million at December 31, 2007, 2008 and 2009, respectively.

Commercial loans that are 14 days or less past due and consumer loans that are 30 days or less past due are regarded as nonaccrual loans in a grace period and the Group does not generally request borrowers with such past due loans to make immediate repayment of the outstanding principal balances and related accrued interest. At December 31, 2007, 2008 and 2009, nonaccrual loans, excluding the past due loans within the grace period, totaled ~~W~~1,764,114 million, ~~W~~2,021,452 million and ~~W~~1,641,654 million, respectively. Nonaccrual loans including the past due loans within the grace period at December 31, 2007, 2008, and 2009, totaled ~~W~~3,057,262 million, ~~W~~3,308,792 million and ~~W~~2,464,908 million, respectively.

The following table presents loans and debt securities whose terms have been modified in troubled debt restructuring at December 31:

	2007		2008		2009
	(In millions of Won)

Loans	~~W~~	385,547	~~W~~	747,183	~~W~~	1,097,275
Debt securities		42,295		34,710		28,552

	~~W~~	427,842	~~W~~	781,893	~~W~~	1,125,827

During 2007, 2008 and 2009, the Group received equity securities with fair market value of ~~W~~2,783 million, nil and ~~W~~6,519 million, respectly, through the restructuring of three loans in 2007, one loan in 2008 and three loans in 2009 with aggregate book value of ~~W~~17,210 million, ~~W~~278 million and ~~W~~8,581 million, respectively. The Group recognized total charge-offs of ~~W~~14,427 million, ~~W~~278 million and ~~W~~2,062 million related to these transactions during the years ended December 31, 2007, 2008, and 2009, respectively.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth the movements in the allowance for credit losses for the years ended December 31:

							Allowance for Off-Balance
	Allowance for Loan Losses						Sheet Credit(1)
	2007		2008		2009		2007		2008		2009
	(In millions of Won)

Balance at beginning of year	~~W~~	1,575,013	~~W~~	2,099,122	~~W~~	3,200,633	~~W~~	160,774	~~W~~	221,558	~~W~~	339,384
Provision for loan losses		40,174		1,318,772		1,750,738		—		—		—
Provision for off-balance sheet credit		—		—		—		40,385		117,826		450,426
Allowance relating to:
Acquisition of LG Card		541,337		—		—		20,399		—		—
Charge-offs		(700,912)		(916,644)		(1,891,127)		—		—		—
Recoveries		643,510		699,383		577,750		—		—		—

Balance at end of year	~~W~~	2,099,122	~~W~~	3,200,633	~~W~~	3,637,994	~~W~~	221,558	~~W~~	339,384	~~W~~	789,810

Note:

(1)	The allowance for off-balance sheet credit is included in other liabilities.

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

	2008		2009
	(In millions of Won)

Gross lease payments receivable	~~W~~	1,767,911	~~W~~	1,734,996
Estimated unguaranteed residual values		11,524		8,522
Unearned income		(187,998)		(183,866)

		1,591,437		1,559,652

Less: Deferred loan origination fee		(1,385)		(523)
Allowance for loan losses		(10,661)		(12,866)

	~~W~~	1,579,391	~~W~~	1,546,263

The following table sets forth the scheduled maturities of gross lease payments receivable at December 31, 2009:

Years Ending	(In millions of Won)

2010	~~W~~	627,493
2011		545,734
2012		382,800
2013		93,618
2014		18,873
Thereafter		66,478

	~~W~~	1,734,996

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

9.	Premises and Equipment

The following table summarizes the details of premises and equipment at December 31:

	2008		2009
	(In millions of Won)

Land	~~W~~	1,083,043	~~W~~	1,087,321
Buildings		966,927		1,019,383
Equipment and furniture		1,121,283		1,120,108
Capitalized software costs		506,697		618,835
Leasehold improvements		222,448		246,265
Construction in progress		6,779		2,380
Operating lease assets		93,750		75,197

Total premises and equipment, gross		4,000,927		4,169,489
Less: Accumulated depreciation and amortization		(1,588,463)		(1,732,475)

Total premises and equipment, net	~~W~~	2,412,464	~~W~~	2,437,014

Depreciation expense on buildings, equipment and furniture, leasehold improvements and operating lease assets amounted to ~~W~~271,985 million, ~~W~~245,184 million and ~~W~~211,465 million, and amortization expense on capitalized software costs amounted to ~~W~~67,663 million, ~~W~~122,922 million and ~~W~~90,382 million for the years ended December 31, 2007, 2008 and 2009, respectively. Accumulated depreciation on operating lease assets at December 31, 2008 and 2009 were ~~W~~63,007 million and ~~W~~32,717 million, respectively.

10.	Goodwill and Intangible Assets

The following table sets forth the movements in goodwill:

			Shinhan
			Investment Corp
			(formerly
	Shinhan Bank		Goodmorning				Shinhan Card
	(formerly		Shinhan		Shinhan		(formerly		Shinhan
	Chohung Bank)		Securities)		Capital		LG Card)		Life Insurance		Total
	(In millions of won)

Balance at January 1, 2008	~~W~~	632,791	~~W~~	16,079	~~W~~	1,616	~~W~~	3,037,808	~~W~~	289,800	~~W~~	3,978,094
Acquisition		42,693		—		—		—		—		42,693
Disposition		—		—		—		—		—		—
Impairment loss		(112,315)		(16,079)		—		—		—		(128,394)

Balance at December 31, 2008	~~W~~	563,169	~~W~~	—	~~W~~	1,616	~~W~~	3,037,808	~~W~~	289,800	~~W~~	3,892,393

Acquisition		2,824		—		—		479		—		3,303
Disposition		(30,757)		—		—		—		—		(30,757)
Impairment loss		(59,517)		—		—		—		—		(59,517)

Balance at December 31, 2009	~~W~~	475,719	~~W~~	—	~~W~~	1,616	~~W~~	3,038,287	~~W~~	289,800	~~W~~	3,805,422

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth the movements in goodwill by reporting unit:

									Treasury &		Other				Shinhan		Shinhan
	Retail		Institutional		Private		Corporate		International		Banking		Credit		Investment		Life
	Banking		Banking		Banking		Banking		Business		Services		Card		Corp.		Insurance		Other(1)		Total
											(In millions of won)

Balance at January 1, 2008	~~W~~	334,978	~~W~~	81,716	~~W~~	14,010	~~W~~	48,873	~~W~~	39,537	~~W~~	10,495	~~W~~	3,037,808	~~W~~	16,079	~~W~~	289,800	~~W~~	104,798	~~W~~	3,978,094
Acquisition		—		—		—		—		—		—		—		—		—		42,693		42,693
Disposition		—		—		—		—		—		—		—		—		—		—		—
Impairment loss		—		—		—		(48,873)		(39,537)		—		—		(16,079)		—		(23,905)		(128,394)

Balance at December 31, 2008	~~W~~	334,978	~~W~~	81,716	~~W~~	14,010	~~W~~	—	~~W~~	—	~~W~~	10,495	~~W~~	3,037,808	~~W~~	—	~~W~~	289,800	~~W~~	123,586	~~W~~	3,892,393

Acquisition		1,614		393		67		235		191		51		479		—		—		273		3,303
Disposition		—		—		—		—		—		—		—		—		—		(30,757)		(30,757)
Impairment loss		—		—		—		(235)		(191)		—		—		—		—		(59,091)		(59,517)

Balance at December 31, 2009	~~W~~	336,592	~~W~~	82,109	~~W~~	14,077	~~W~~	—	~~W~~	—	~~W~~	10,546	~~W~~	3,038,287	~~W~~	—	~~W~~	289,800	~~W~~	34,011	~~W~~	3,805,422

Note:

(1)	Relates to reporting units of merchant banking, foreign subsidiaries of Shinhan Bank, Shinhan AITAS, SH Asset Management and Shinhan Capital.

Goodwill impairment loss arises when the net book value of a reporting unit exceeds its estimated fair value. Goodwill impairment testing is performed at the Group’s reporting unit level, which is generally consistent with the Group’s business segments or one level below, on an annual basis or more frequently if it is deemed that triggering events might have occurred.

The Group measured the fair value of reporting units by both the income approach, using the present value of free cash flow to equity (FCFE) discounted at a market driven discount rate for the computation of the equity value, and the market approach, using the Price-to-Book ratios (PBR)/Price-to-Earnings (PER) as market multiple for the measure of the Group’s fair value.

As of December 31, 2009, there was an indication of impairment in the other reporting unit, accordingly, the second step of testing was performed. Based on the results of the second step of testing, the Group recorded ~~W~~59,091 million of goodwill impairment loss for the portion of goodwill allocated to other reporting unit for the year ended December 31, 2009.

Increased goodwill in the amount of ~~W~~3,303 million is due to the earn-out payment made to The Korea Deposit Insurance Corporation(KDIC) in relation to the acquisition of Chohung Bank and assigned to reporting units as of the acquisition date. ~~W~~235 million and ~~W~~191 million of goodwill assigned to corporate banking reporting unit and treasury & international business reporting unit where its goodwill was impaired fully in 2008, has been recognized as impairment loss immediately in 2009.

~~W~~30,757 million of goodwill acquired from SH Asset Management was disposed of during the year ended December 31, 2009.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes the details of intangible assets at December 31:

		2008						2009
	Weighted	Gross				Net		Gross				Net
	Average	Carrying		Accumulated		Carrying		Carrying		Accumulated		Carrying
	Years	Amount		Amortization		Amount		Amount		Amortization		Amount
						(In millions of Won)

Brokerage customer relationship	3.4	~~W~~	68,266	~~W~~	(68,266)	~~W~~	—	~~W~~	68,266	~~W~~	(68,266)	~~W~~	—
KSFC deposit	3.4		10,941		(10,941)		—		10,941		(10,941)		—
Core deposit of Shinhan Bank	8.7		825,476		(583,739)		241,737		825,476		(656,427)		169,049
Credit card relationship of Shinhan Card	5.7		1,262,366		(682,487)		579,879		1,262,366		(901,879)		360,487
VOBA	—		978,532		(348,623)		629,909		978,532		(468,217)		510,315

Total intangible assets subject to amortization	4.7	~~W~~	3,145,581	~~W~~	(1,694,056)	~~W~~	1,451,525	~~W~~	3,145,581	~~W~~	(2,105,730)	~~W~~	1,039,851

KSFC borrowing	—		400		—		400		400		—		400
Court deposit of Shinhan Bank	—		226,353		—		226,353		226,353		—		226,353

Total intangible assets not subject to amortization			226,753		—		226,753		226,753		—		226,753

Total intangible assets		~~W~~	3,372,334	~~W~~	(1,694,056)	~~W~~	1,678,278	~~W~~	3,372,334	~~W~~	(2,105,730)	~~W~~	1,266,604

Amortization expense on intangible assets was ~~W~~472,697 million, ~~W~~503,310 million and ~~W~~411,674 million for the years ended December 31, 2007, 2008 and 2009, respectively.

The following table sets forth the estimated aggregate amortization expense on intangible assets subject to amortization at December 31, 2009:

Years Ending	(In millions of Won)

2010	~~W~~	296,516
2011		209,801
2012		157,922
2013		87,534
2014		53,365
Thereafter		234,713

	~~W~~	1,039,851

In 2007, 2008 and 2009, no impairment loss was recorded relating to intangible assets.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

11.	Other Assets

The following table summarizes the details of other assets at December 31:

	2008		2009
	(In millions of Won)

Accrued interest and dividends receivable	~~W~~	1,262,567	~~W~~	1,205,682
Receivables for foreign exchange spot contracts		5,148,358		1,491,898
Account receivables		933,920		1,648,887
Accrued income		2,851		6,499
Deferred tax assets		568,875		689,660
Other investments(1)		2,416,258		2,568,663
Prepaid expenses		186,019		167,562
Separate account assets		716,737		1,090,887
Advances to suppliers		291,672		199,602
Deferred acquisition costs		723,411		829,056
Gold assets		54,360		56,767
Other		90,099		198,332

	~~W~~	12,395,127	~~W~~	10,153,495

Note:

(1)	Other investments include unlisted equity securities, securities with sales restriction, fund investments and investments accounted for the equity method.

In October 2007, Visa U.S.A. Inc., Visa Europe, Visa International Association (Visa International) and Visa Canada Inc. were merged into Visa Inc. (Visa). As a result of the reorganization, Visa allocated its shares to its member companies and the Group, as one of the member companies, received 6,767,836 Class AP shares. The number of allocated shares was subsequently adjusted to 8,020,348 shares and they were converted to Class C shares through a true-up process prior to Visa’s initial public offering of Class A shares in March 2008.

The Visa shares received by the Group were fair valued at ~~W~~279,881 million (pre-tax) as of December 31, 2007. As the shares are unlisted and certain portion of shares (43.82% or 3,514,074 shares) were restricted for sales for three years from the acquisition date, the Group classified ~~W~~279,881 million (pre-tax) as other investments.

In March 2008, the unrestricted 4,506,274 shares (56.18% of allocated shares) were redeemed at $42.77 per share by Visa in connection with its IPO and the remaining restricted shares, which would be restricted until March 25, 2011, in the amounts of ~~W~~103,787 million (pre-tax) are classified as other investments and carried at initial fair value at December 31, 2009.

The following table summarizes the Group’s alternative investments in funds which are classified as other investments. The Group uses the funds’ NAVs per share as a practical expedient to measure fair value on recurring and nonrecurring basis. The fair values presented in the table are based upon the funds’ NAVs or an equivalent measure.

2009
(In millions of Won)

Private equity funds(1)	~~W~~	523,116

Note:

(1)	Include private equity funds that invest in equity and debt securities issued by private and publicly held companies. Substantially all of these investments do not allow early redemptions. Alternatively, the Group receives distributions in accordance with the fund agreement. There are no unfunded commitments.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

12.	Deposits

The following table summarizes the details of deposits at December 31:

	2008			2009
			Weighted-			Weighted-
			Average			Average
	Balance		Interest Rate	Balance		Interest Rate
	(In millions of Won, except percentages)

Interest-bearing deposits
Demand deposits	~~W~~	6,673,839	0.78%	~~W~~	7,529,357	0.45%
Savings deposits		31,392,168	2.32%		37,502,198	1.22%
Certificate of deposits		13,846,645	5.94%		7,800,821	5.48%
Other time deposits		67,614,521	4.94%		87,822,670	3.91%
Mutual installment deposits		235,288	3.78%		153,856	3.70%

		119,762,461	4.15%		140,808,902	3.12%
Non-interest-bearing deposits
Demand deposits		2,942,034	—		2,889,587	—

	~~W~~	122,704,495	4.06%	~~W~~	143,698,489	3.06%

Other time deposits include premium accounts for loyal customers, tax savings accounts for high net worth customers, savings accounts for household financing and foreign currency deposits. Mutual installment deposits enable customers to become eligible for mortgage and other consumer loans as well as corporate loans while maintaining an account with the Group.

The aggregate balance of time deposit accounts (including certificate of deposits, other time deposits, mutual installment deposits) in denominations of ~~W~~100 million or more at December 31, 2008 and 2009 were ~~W~~59,825,352 million and ~~W~~74,387,872 million, respectively.

The following table sets forth the contractual maturities of certificate of deposits, other time deposits and mutual installment deposits at December 31, 2009:

Years Ending	(In millions of Won)

2010	~~W~~	87,793,427
2011		4,400,542
2012		1,961,868
2013		250,044
2014		881,185
Thereafter		490,281

	~~W~~	95,777,347

The Korea Deposit Insurance Corporation (KDIC) provides deposit insurance up to a total of ~~W~~50 million per depositor in each bank pursuant to the Depositor Protection Act, regardless of the placement date of the deposit.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

13.	Short-Term Borrowings

The following table summarizes the details of short-term borrowings at December 31:

	2008			2009
			Weighted-			Weighted-
			Average			Average
	Balance		Interest Rate	Balance		Interest Rate
	(In millions of Won, except percentages)

Borrowings from BOK	~~W~~	1,259,290	2.54%	~~W~~	1,433,730	1.11%
Borrowings in foreign currencies		5,798,825	2.70%		1,771,522	3.18%
Borrowings from trust accounts		3,357,531	4.37%		1,475,802	1.90%
Call money		4,877,940	5.41%		2,398,062	2.42%
Debentures in won		3,867,141	5.84%		708,748	6.03%
Other borrowings(1)		4,064,264	4.10%		1,926,993	6.01%

	~~W~~	23,224,991		~~W~~	9,714,857

Note:

(1)	Mostly relate to borrowings from other financial institutions.

Short-term borrowings consist of borrowed funds with original maturities of less than one year. Total interest expense on short-term borrowings amounted to ~~W~~659,836 million, ~~W~~865,695 million and ~~W~~555,026 million of which ~~W~~174,267 million, ~~W~~155,556 million and ~~W~~74,816 million were related to call money during the years ended December 31, 2007, 2008 and 2009, respectively.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

14.	Secured Borrowings

		2008						2009
		Secured		Collateral				Secured		Collateral
	Maturity	Borrowings		Loans(1)		Securities		Borrowings		Loans(1)		Securities
	(In millions of Won)

Work and Joy 2007-1 ABS Specialty Co., Ltd.	2012	~~W~~	400,300	~~W~~	—	~~W~~	400,300	~~W~~	260,300	~~W~~	—	~~W~~	400,300
5.39%~5.42% collateralized bond obligation
SamsungShinhan 4th ABS Specialty Co. Ltd.	2009		114,500		—		114,500		—		—		—
4.13%~7.00% ABCP and collateralized bond obligation
Shinhan 7th Securitization Specialty L.L.C.	2009		9,992		52,175		3,916		—		—		—
5.00%~15.00% collateralized bond obligation
Frontier 9th ABS Specialty Co., Ltd.	2010		110,500		—		114,500		8,500		—		16,500
4.31%~7.00% ABCP and collateralized bond obligation
Neo DWC 2nd ABS Specialty Co., Ltd.	2009		355,050		—		500,000		400,050		—		400,000
3.20%~6.30% collateralized bond obligation
Han-il U&I ABS Specialty Co., Ltd.	2009		12,880		—		21,241		—		—		—
5.03%~8.00% collateralized bond obligation
Costone Delta Co., Ltd.	2009		1,886		—		1,886		1,751		—		1,751
10.00% collateralized bond obligation
I-Clover ABS Specialty Co., Ltd.	2012		872,000		565,470		1,248,528		560,000		494,776		932,978
3.00~7.00% collateralized bond obligation
Shinhan 8th Securitization Specialty L.L.C.	2010		9,859		20,815		—		4,982		11,655		—
8.50%~8.90% collateralized bond obligation
Shinhan Mortgage 1st Securitization Specialty L.L.C.	2039		797,098		748,712		—		566,037		588,695		—
6.00% collateralized bond obligation
Neo DWC 3rd ABS Specialty	2010		100,049		—		200,000		60,049		—		200,000
8% collateralized bond obligation
Credipia 2005 plus 2 ABS Specialty Co., Ltd.	2010		411,144		685,310		—		206,288		714,604		—
5.45% collateralized bond obligation
Credipia 2005 plus 3 ABS Specialty Co., Ltd.	2009		155,652		574,674		—		—		—		—
5.39% collateralized bond obligation
Credipia 2006 plus 1 A,B ABS Specialty Co., Ltd.	2010		462,694		646,871		—		467,247		751,214		—
4.58~6.29% collateralized bond obligation
Shinhan Card 2007-1 Securitization Specialty L.L.C.	2011		277,500		515,958		—		277,500		441,139		—
7.00% collateralized bond obligation
Shinhan Card 2007-2 Securitization Specialty L.L.C.	2011		277,200		475,293		—		277,200		532,188		—
7.00% collateralized bond obligation
Shinhan Card 2008-1 Securitization Specialty L.L.C.	2012		320,658		529,964		—		320,658		540,361		—
4.76% collateralized bond obligation
Shinhan Card 2008 Trust	2012		350,000		620,761		—		350,000		754,543		—
8.97% collateralized bond obligation
Good Invest 2nd Securitization Specialty Co., Ltd.	2010		20,048		—		56,242		61,049		—		59,876
3.62%~9.00% ABCP and collateralized bond obligation
Shinhan Mortgate 2st Securitization Specialty L.L.C.	2040		—		—		—		467,040		561,185
6.00% collateralized bond obligation
KAMCO value recreation 6th Securitization Specialty L.L.C.	2012		—		—		—		2,181		5,768		—
5.51%~6.00% collateralized bond obligation
Shift 1st Securitization Specialty L.L.C.	2012		—		—		—		300,000		300,000		—
5.04% collateralized bond obligation
Other secured borrowings	2008		100		—		109		—		—		—
8.00%~25.00% collateralized bond obligation
Securities sold under repurchase agreements	2010		5,166,667		—		6,922,056		3,353,558		—		4,340,666
0.06%~11.5%

		~~W~~	10,225,777	~~W~~	5,436,003	~~W~~	9,583,278	~~W~~	7,944,390	~~W~~	5,696,128	~~W~~	6,352,071

Note:

(1)	Represents the carrying amounts, exclusive of the related allowance for loan losses of ~~W~~70,237 million and ~~W~~19,207 million as of December 31, 2008 and 2009, respectively.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

15.	Long-Term Debt

The following table summarizes the details of long-term debt at December 31:

	Interest
	Rates (%)	Maturity	2008		2009
			(In millions of Won)

Senior
Won-denominated
Notes payable to the Small Business Corporation	2.00 ~ 4.75	2010 ~ 2019	~~W~~	600,106	~~W~~	765,594
Notes payable to the Industrial Bank of Korea	2.00 ~ 3.44	2010 ~ 2013		87,161		12,631
Notes payable to the Institute of Information Technology Assessment	—	—		11,944		—
Notes payable to the Korea Energy Management Corporation	0.25 ~ 4.75	2010 ~ 2024		421,584		490,151
Notes payable to other Korean Government Funds	1.00 ~ 5.10	2010 ~ 2024		363,825		384,001
Fixed and floating rate debentures(1)(2)	0.56 ~ 11.95	2010 ~ 2038		36,795,036		31,190,093
Other notes payable(3)	0.20 ~ 10.00	2010 ~ 2023		1,613,960		2,123,433

Subtotal				39,893,616		34,965,903
Foreign currency-denominated
Floating rate debentures(1)	0.47 ~ 8.13	2010 ~ 2012		2,809,765		3,124,662
Other fixed and floating rate notes payable	0.95 ~ 6.00	2010 ~ 2013		1,665,043		1,777,590

Subtotal				4,474,808		4,902,252

Total senior debt				44,368,424		39,868,155
Subordinated
Won-denominated
Hybrid bonds(4)	5.70 ~ 7.02	2034 ~ 2038		922,469		1,512,572
Fixed and floating rate debentures(1)(5)	5.10 ~ 14.45	2010 ~ 2016		1,113,291		1,771,792
Convertible debt	—	—		299,670		—
Bond with warrants	—	—		282,665		—
Other fixed rate notes payable	12.00	2010		—		2,000

Subtotal				2,618,095		3,286,364
Foreign currency-denominated
Hybrid bonds(6)	5.66 ~ 6.82	2035 ~ 2036		817,375		758,940
Fixed and floating rate debentures(1)	5.13 ~ 5.75	2015 ~ 2016		1,383,250		758,940

Subtotal				2,200,625		1,517,880

Total subordinated debt				4,818,720		4,804,244
Redeemable preferred stock(7)
Series 4 Redeemable preferred stock	—	—		168,504		—
Series 5 Redeemable preferred stock	4.04	2010		168,504		168,504
Series 8 Redeemable preferred stock	7.86	2010		10,000		10,000

Total redeemable preferred stock				347,008		178,504

Long-term debt, gross				49,534,152		44,850,903
Less: Unamortized discounts				(51,013)		(55,922)
Add: Guaranteed interest				168,567		—

Long-term debt, net			~~W~~	49,651,706	~~W~~	44,794,981

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Note:

(1)	Interest rates on floating rate debt were those rates in effect at December 31, 2008 and 2009, respectively.

(2)	Majority of these debentures relate to miscellaneous bank borrowings from individual lenders.

(3)	The Group adopted fair value election under ASC 851-15 (formerly SFAS No. 155) on certain hybrid financial instrument. The fair value of those instruments were ~~W~~610,971 million and ~~W~~1,067,457 million as of December 31, 2008 and 2009, respectively, and related valuation gains (losses) (net) amounting to ~~W~~204,512 million and ~~W~~(18,960) million were recorded in net trading profits (losses).

(4)	Shinhan Bank has a call option that can be exercised five years after the issuance date, or earlier with the approval of the Financial Supervisory Service. The call options mature in 30 years from the issuance date, but may be extended by Shinhan Bank at any time.

(5)	Majority of these debentures relate to miscellaneous bank borrowings from corporate lenders and Korean governmental entities.

(6)	Shinhan Bank has a call option that can be exercised ten years after the issuance date. The call options mature in 30 years from the issuance date.

(7)	See Note 21 for the terms of the redeemable preferred stock.

Long-term debt is denominated predominately in Korean Won, US dollars, or Japanese Yen with both fixed and floating interest rates. Floating rates are generally determined periodically by formulas based on certain money market rates tied to the six-month London Interbank Offered Rate (LIBOR) or the monthly Public Fund Prime Rate published by the Korean government, and are reset on a monthly, quarterly or semi-annual basis. The weighted-average interest rate for long-term debt was 5.54% and 4.88% at December 31, 2008 and 2009, respectively. Certain long-term debt agreements contain cross-default provisions and accelerating clauses for early termination in the event of default.

The following table sets forth the aggregate amount of long-term debt by contractual maturities at December 31, 2009:

Years Ending	(In millions of Won)

2010	~~W~~	12,718,093
2011		10,870,475
2012		6,650,095
2013		3,464,365
2014		3,217,567
Thereafter		7,930,308

Long-term debt, gross		44,850,903
Less: Unamortized discount		(55,922)

Long-term debt, net	~~W~~	44,794,981

16.	Future Policy Benefits

The following table summarizes future policy benefits at December 31:

	2008		2009
	(In millions of Won)

Life insurance	~~W~~	4,013,630	~~W~~	4,523,282
Annuity contracts		1,914,616		1,605,018
Other contracts		996,061		1,770,803
Unpaid claims and claim adjustment expenses		336,026		411,135

	~~W~~	7,260,333	~~W~~	8,310,238

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

Future policy benefits are calculated using net level premium method based upon mortality, morbidity, persistency, and interest rate assumptions including provision for adverse deviation. Assumptions as to morality, morbidity and persistency are based on the Group’s experience, or in certain instances, industry experience, when the basis of the reserve is established. For post-purchase, the best-estimated net investment rate used as the interest rate assumptions has been set equal to 5.95%, which is based on Shinhan Life Insurance’s 2010 planned asset allocation and investment return. For pre-purchase, the best-estimated net investment rate is 5.5% in lock-in method.

17.	Accrued Expenses and Other Liabilities

The following table summarizes accrued expenses and other liabilities at December 31:

	2008		2009
	(In millions of Won)

Accrued interest and dividend payables	~~W~~	3,181,871	~~W~~	2,472,424
Payables for foreign exchange spot contracts		5,103,005		1,492,407
Accrued severance benefits		323,226		174,525
Accrued expenses		499,117		630,050
Account payables		1,800,354		1,814,719
Advances from customers		135,234		144,492
Unearned income		241,936		159,802
Other withholdings (except withholding taxes)		131,384		89,565
Income tax payable		605,560		503,698
Withholding value-added tax and other taxes		112,118		91,055
Deferred tax liabilities		168,327		108,748
Security deposits received		505,269		600,894
Due to agencies		702,238		1,264,559
Allowance for losses on off-balance credit instruments		339,384		789,810
Utility bill payments received on behalf of government		396,709		398,445
Separate account liabilities		716,737		1,090,887
Other allowances(1)		489,723		364,412
Other		225,734		361,755

	~~W~~	15,677,926	~~W~~	12,552,247

Note:

(1)	Other allowances include assets retirement obligation, legal provision and allowance for reward on credit card use.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

18.	Commissions and Fees

The following table sets forth the details of commissions and fees from non-trust management activities for the years ended December 31:

	2007		2008		2009
	(In millions of Won)

Brokerage fees and commissions	~~W~~	857,551	~~W~~	626,033	~~W~~	568,897
Other fees and commissions:
Credit card fees		1,205,708		1,315,117		1,414,843
Commissions received on remittance		72,915		69,204		66,735
Commissions received on import and export letters of credit		56,344		70,043		66,582
Financial guarantee fees		27,249		40,356		49,691
Commissions received in foreign exchange activities		61,088		69,132		68,404
Commission received as agency		30,776		44,866		68,264
Commission received as electronic charge receipt		68,544		73,182		76,236
Other fees		231,466		287,282		320,762

Total other fees and commissions		1,754,090		1,969,182		2,131,517

	~~W~~	2,611,641	~~W~~	2,595,215	~~W~~	2,700,414

19.	Other Non-Interest Income and Other Non-Interest Expense

The following table sets forth the details of other non-interest income for the years ended December 31:

	2007		2008		2009
	(In millions of Won)

Gain on sale of premises and equipment	~~W~~	17,971	~~W~~	6,524	~~W~~	31,404
Gain on sales of loans		10,288		12,333		63,729
Income from operating leases		68,362		48,750		22,329
Rental income		19,120		19,049		3,232
Extinguished escheatment of deposits		28,299		20,224		8,817
Reversal of expense of suspense payments related to credit and accident		—		—		53,856
Gain on redemption of debentures		—		—		15,967
Gain from exchange of membership interest to VISA shares		279,881		—		—
Gain on hedge activity		17,047		11,726		2,734
Other lease income		10,854		29,934		10,646
Income from partnering with foreign credit card companies		14,536		30,879		29,588
Income from brokering insurance		29,860		49,640		44,418
Income from collection of legal fees		17,774		17,017		15,809
Gain on deconsolidation		—		—		31,933
Other		133,581		132,701		336,466

	~~W~~	647,573	~~W~~	378,777	~~W~~	670,928

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth the details of other non-interest expense for the years ended December 31:

	2007		2008		2009
	(In millions of Won)

Loss on sale of premises and equipment	~~W~~	10,840	~~W~~	4,920	~~W~~	17,264
Loss on loans		6,034		11,530		38,318
Impairment loss on goodwill		—		128,394		59,517
Impairment loss on other investment		11,741		33,206		14,802
Loss on hedge activity		4,063		10,845		2,734
Expense of suspense payments related to credit and accident		2,157		15,593		—
Donations		44,326		178,258		130,331
Loss on disposal of other investment		6,640		5,810		3,620
Loss on equity method		6,594		10,462		13,403
Other		112,853		303,225		151,827

	~~W~~	205,248	~~W~~	702,243	~~W~~	431,816

20.	Common Stock

Issuances of common stock

On September 16, 2003, the Group listed its shares on the New York Stock Exchange (NYSE) and transferred its global depository shares listed on the Luxembourg Stock Exchange to NYSE as American depository shares. As of December 31, 2009, the Group had 474,199,587 shares of common stock.

Treasury stock

In 2007, Shinhan Bank sold 7,129,967 shares of the Group’s treasury stocks in the Korean Stock Market at various prices resulting in a credit to additional paid-in capital of ~~W~~177,572 million (net of tax effect of ~~W~~67,373 million). Shinhan Card (formerly LG Card) held 529 shares of treasury stock as of December 31, 2007 and 2008.

In 2009, Shinhan Card (formerly LG Card) sold 529 shares of the Group’s treasury stocks in the Korean Stock Market at various prices resulting in a debit to additional paid-in capital of ~~W~~2 million (net of tax effect of ~~W~~0.6 million).

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

The RPS was initially measured at fair value and discounts are amortized over the period from the date of issuance to the redemption date using the effective interest method. The RPS is classified as long-term debt on the Group’s consolidated balance sheet as of December 31, 2009. In 2009, 9,316,792 shares amounting to ~~W~~168,504 million were redeemed.

The Series 9 RCPS was issued to KDIC on August 19, 2003, redeemable at any time after the 3rd anniversary date of the issue date and from time to time until the 5th anniversary date of the issue date. As of December 31, 2009, all the Series 9 RCPS were converted to common stock.

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

Considering the RPS is redeemable at the option of the issuer, the Group, and is not mandatorily redeemable, the Series 10 RPS to the public is classified as equity on the Group’s consolidated balance sheet as of December 31, 2009.

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

By the same reason as the Series 10 RPS, the Series 11 RCPS issued to the public is classified as equity on the Group’s consolidated balance sheet as of December 31, 2009.

22.	Retained Earnings

The following table summarizes the details of retained earnings at December 31:

	2008		2009
	(In millions of Won)

Appropriated retained earnings for legal reserves under Korean GAAP	~~W~~	819,838	~~W~~	1,021,878
Unappropriated retained earnings under US GAAP		6,890,059		7,600,037

	~~W~~	7,709,897	~~W~~	8,621,915

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

The following table sets forth consolidated equity capital ratio of the Group mandated by the FSC at December 31:

	2008		2009
	(In millions of Won, except equity capital ratio)

Equity Capital	~~W~~	18,723,461	~~W~~	22,572,130
Risk-weighted assets		183,741,412		179,083,070
Consolidated equity capital ratio		10.19%		12.60%

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

As required by the FSC regulations, the following table sets forth the details of capital adequacy ratios of Shinhan Bank and Shinhan Card, subsidiaries considered material to the consolidated financial statements of the Group, under Korean GAAP and regulatory guidelines which vary in certain significant respects from US GAAP at December 31:

•	Shinhan Bank

	2008		2009
	(In millions of Won,
	except capital ratio)

Tier 1 capital	~~W~~	12,388,534	~~W~~	14,058,510
Tier 2 capital		5,500,601		4,264,192

Total risk-adjusted capital	~~W~~	17,889,135	~~W~~	18,322,702

Total risk-weighted assets	~~W~~	133,140,142	~~W~~	121,132,041

Total risk-based capital ratio (%)		13.43%		15.13%
Tier 1 capital ratio (%)		9.30%		11.61%
Tier 2 capital ratio (%)		4.13%		3.52%

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

•	Shinhan Card

	2008		2009
	(In millions of Won,
	except capital ratio)

Total risk-adjusted capital	~~W~~	3,906,057	~~W~~	5,043,293
Total risk-weighted assets		19,222,236		18,867,283
Total risk-based capital ratio (%)		20.32%		26.73%

The Group’s other subsidiaries, including Jeju Bank, Shinhan Life Insurance, Shinhan Capital and Shinhan Investment Corp. are also subject to the capital ratio pursuant to other regulatory capital requirements of the FSC. At December 31, 2008 and 2009, the Group’s other subsidiaries met the regulatory capital requirements of the FSC.

24.	Income Taxes

The following table sets forth allocation of national and local income taxes between current and deferred portions for the years ended December 31:

	2007		2008		2009
	(In millions of Won)

Current tax expense
National	~~W~~	828,557	~~W~~	888,389	~~W~~	544,529
Local		82,855		88,839		54,453

Total current tax expense		911,412		977,228		598,982
Deferred tax expense
National		133,665		(256,634)		(159,051)
Local		13,367		(25,663)		(15,905)

Total deferred tax expense (benefit)		147,032		(282,297)		(174,956)

Total tax expense	~~W~~	1,058,444	~~W~~	694,931	~~W~~	424,026

The preceding table does not reflect the tax effects of unrealized gains and losses on available-for-sale securities. The tax effects of these items are recorded directly as other comprehensive income within equity. See Note 37 for further information.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth a reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense for the years ended December 31:

	2007		2008		2009
	(In millions of Won, except tax rates)

Statutory tax rate		27.5%		27.5%		24.2%
Income before income tax expense	~~W~~	3,083,012	~~W~~	2,187,331	~~W~~	1,567,551
Income tax calculated at the statutory tax rate		847,828		601,516		379,347
Income not assessable for tax purposes		(328,315)		(104,862)		(62,090)
Expenses not deductible for tax purposes		468,802		96,434		69,835
Foreign tax rate differentials		39		(5,573)		(1,544)
Adjustment of deferred tax liability on investment in subsidiaries and associates		20,990		12,195		540
Change in statutory tax rate(1)		—		100,756		582
Change in valuation allowance		48,675		(5,683)		37,035
Other		425		148		321

Income tax expense	~~W~~	1,058,444	~~W~~	694,931	~~W~~	424,026

Note:

(1)	Pursuant to amendments to the Corporation Income Tax Law that was enacted in December 2008, the statutory tax rates changed from 27.5% to 24.2% in 2009 and 22% in 2010 and thereafter; however, pursuant to the amendment to the Corporation Income Tax Law enacted in December 2009, the statutory tax rates changed from 22% to 24.2% in 2010 and 2011, and 22.0% will be applied from 2012 and thereafter.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The components of net deferred income tax assets and liabilities included in other assets and accrued expenses and other liabilities, respectively, at December 31, are as follows:

	2008		2009
	(In millions of Won)

Deferred income tax assets
Allowance for loan losses	~~W~~	208,781	~~W~~	241,942
Other allowances		267,724		286,127
Valuation of trading assets		25,105		22,983
Premises and equipment		188,426		216,201
Available-for-sale securities		749,379		757,625
Other assets		180,739		274,047
Future policy benefits		104,442		150,495
Long-term debt		40,724		4,534
Other temporary differences		80,759		18,870
Net operating loss carryforwards		66,181		100,005

		1,912,260		2,072,829
Less: Valuation allowance		(67,879)		(104,914)

Deferred income tax assets		1,844,381		1,967,915

Deferred income tax liabilities
Valuation of trading assets		(15,235)		—
Foreign exchange contracts and derivative instruments		(40,675)		(11,647)
Allowance for loan losses		(228,981)		(388,523)
Accrued interest and dividend receivable		(78,458)		(13,046)
Other assets		(1,012,208)		(868,990)
Long-term debt		—		(28,463)
Other temporary differences		(68,276)		(76,334)

Deferred income tax liabilities		(1,443,833)		(1,387,003)

Net deferred income tax assets	~~W~~	400,548	~~W~~	580,912

Deferred income taxes at December 31, 2008 and 2009 are reflected in the consolidated balance sheets under the following captions:

	2008		2009
	(In millions of Won)

Other assets	~~W~~	568,875	~~W~~	689,660
Accrued expenses and other liabilities		(168,327)		(108,748)

Net deferred income tax assets	~~W~~	400,548	~~W~~	580,912

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible,

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

management believes it is more likely than not that the Group will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2009. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The valuation allowance was ~~W~~24,951 million and ~~W~~73,626 million as of January 1, 2007 and 2008, respectively. During the years ended December 31, 2007, 2008 and 2009, the valuation allowance increased (decreased) by ~~W~~48,675 million, ~~W~~(5,747) million and ~~W~~37,035 million, respectively.

The changes in the valuation allowance in 2009 are primarily due to the increase in deferred tax assets on the net operating loss carryforwards of the parent company and one of its subsidiaries. As of December 31, 2009, the Group had net operating loss carryforwards totaling ~~W~~422,656 million.

The following table sets forth these net operating losses expiring in periods ranging from December 31, 2010 to 2013 and thereafter:

Years ending	(In millions of Won)

2010	~~W~~	65,132
2011		55,913
2012		164,913
2013 and thereafter		136,698

	~~W~~	422,656

As discussed in Note 1 to the consolidated financial statements, the Group adopted the provisions of ASC 740-10 (formerly FIN 48) on January 1, 2007, resulting in a ~~W~~3,815 million cumulative effect of increase to retained earnings.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2007		2008		2009
	(In millions of Won)

Beginning balance	~~W~~	231,117	~~W~~	217,636	~~W~~	153,754
Increases for tax positions of current year		12,241		12,740		681
Increases for tax positions of prior years		—		—		719
Decreases for tax positions of prior years		(3,950)		(38,353)		(17,659)
Amounts of decreases in the unrecognized tax benefits relating to settlements		(21,772)		(38,269)		(3,817)
Amounts of decreases in the unrecognized tax benefits relating to a lapse of the statute of limitations		—		—		(80,767)

Ending balance	~~W~~	217,636	~~W~~	153,754	~~W~~	52,911

As of December 31, 2007, 2008 and 2009, the unrecognized tax benefits included above which would, if recognized, affect the effective tax rate are ~~W~~24,586 million, ~~W~~53,071 million and ~~W~~26,447 million, respectively.

Due to the expiration of statutes of limitation, unrecognized tax benefits will decrease by ~~W~~30,479 million within the next twelve months, and as of December 31, 2009, the Korean income tax returns of the Group for the tax years subsequent to 2003 remain open to examination.

Interest expense and penalties related to unrecognized tax benefits recorded in income tax expense was ~~W~~123 million, ~~W~~16,778 million and ~~W~~(43,559) million for the years ended December 31, 2007, 2008 and 2009, respectively. Accrued income tax-related interest and penalties were ~~W~~41,679 million and ~~W~~12,857 million at December 31, 2008 and ~~W~~6,564 million and ~~W~~4,413 million at December 31, 2009, respectively.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

25.	Earnings Per Share

The following is a reconciliation of the income and share data used in the basic and diluted earnings per share computation for the years ended December 31:

The following table sets forth the details of the calculation of earnings per share (EPS) for the years ended December 31:

	2007		2008		2009
	(In millions of Won, except per share data)

Basic EPS
Net income	~~W~~	1,929,612	~~W~~	1,480,699	~~W~~	1,133,852
Accretion and dividends on redeemable preferred stock and redeemable convertible preferred stock		(214,793)		(230,586)		(230,586)

Net income attributable to common stock shareholders	~~W~~	1,714,819	~~W~~	1,250,113	~~W~~	903,266
Weighted-average number of common stocks outstanding (in thousands)		403,475		417,673		461,500
Net income per share

Basic net earnings per share	~~W~~	4,250	~~W~~	2,993	~~W~~	1,957

Diluted EPS
Net income	~~W~~	1,929,612	~~W~~	1,480,699	~~W~~	1,133,852
Dividends on redeemable preferred stock		(189,031)		(202,930)		(202,930)

Net income attributable to common stock shareholders	~~W~~	1,740,581	~~W~~	1,277,769	~~W~~	930,922
Weighted-average number of common stocks outstanding (in thousands)		403,475		417,673		461,500
Diluted effect of redeemable convertible preferred stock (in thousands)		13,753		14,721		14,721

Weighted-average number of common stock outstanding, assuming dilution (in thousands)		417,228		432,394		476,221
Net income per share

Diluted net earnings per share	~~W~~	4,172	~~W~~	2,955	~~W~~	1,955

26.	Employee Severance Plans

Employees with one or more years of service are entitled to receive a lump-sum payment upon termination of their employment with the Group or receive benefits after legal retirement age in installments, based on their length of service and rates of pay at the time of termination. Under the Korean National Pension Fund Law, the Group was required to pay a certain percentage of employee severance benefits to the National Pension Fund prior to April 1999. Additionally, The Group contributes a certain percentage of employee severance benefits to a severance insurance deposit account (“Severance Plan Assets”) maintained for the benefit of employees at insurance companies, banks and securities. Severance Plan Assets consist of time deposits and other guaranteed principal and guaranteed interest investments. The Group deducts contributions made to the National Pension Fund and the Severance Plan Assets from its accrued employee severance plan obligations. The compensation cost of employees’ severance benefit is recognized based on the vested benefits to which the employees are entitled if they immediately leave the Group.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Under limited circumstances, employees can withdraw their accumulated unpaid severance amounts before their termination of employment (interim severance payment). Such withdrawals were included in the amount of plan payments for the years ended December 31, 2008 and 2009. Total interim severance payments made by the Group in 2008 and 2009 were ~~W~~43,846 million and ~~W~~148,228 million, respectively. The Group paid severance benefits, excluding interim severance payments, of ~~W~~181,691 million and ~~W~~135,270 million and ~~W~~252,284 million for the years ended December 31, 2007, 2008 and 2009, respectively.

The following table sets forth the movements of accrued employee severance plan obligations included in accrued expenses and other liabilities at December 31:

	2008		2009
	(In millions of Won)

Balance at beginning of year	~~W~~	480,296	~~W~~	528,590
Accruals		224,758		276,438
Increase from acquisition of subsidiaries		2,652		—
Decrease from sale of subsidiaries		—		(94)
Payments		(179,116)		(400,512)

		528,590		404,422
Less: Contributions to National Pension Fund and
Severance Plan Assets		(205,364)		(229,897)

Balance at end of year	~~W~~	323,226	~~W~~	174,525

The Group expects to pay the following future benefits to its employees upon their normal retirement age:

Years Ending	(In millions of Won)

2010	~~W~~	1,612
2011		2,319
2012		1,152
2013		3,552
2014		7,156
2015~2019		94,959

	~~W~~	110,750

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date.

27.	Employee Share-based Compensation and Other Benefits

Employee stock-based compensation plan

The Group has various share-based compensation plans to reward its employees and key executives of the Group. All the Group’s compensation plans are classified as liabilities using the fair-value-based method under ASC 718 (formerly SFAS 123R).

Share-based compensation expense was ~~W~~104,042 million, ~~W~~(114,058) million and ~~W~~52,077 million in 2007, 2008 and 2009, respectively. The per share weighted fair value of the stock options granted to key employees, executives and directors of the Group was ~~W~~16,259 for 2007 and ~~W~~12,275 for 2008 and nil for 2009. These fair value amounts were calculated using the Partial Differential Equation (PDE) Solution model. Effective January 1, 2007, the Group changed its valuation model from the Black-Scholes model to the PDE Solution model for a more representative measurement of fair value of performance-based stock options.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table illustrates the significant assumptions used to estimate the fair value of share options at the grant date (the group did not grant any stock options during 2009):

	Shinhan Financial Group
	2007	2008

Risk-free interest rate	4.69%	5.16%
Expected lives(1)	5.00 years	5.00 years
Expected volatility(2)	32.12%	30.60%
Expected dividend rate	3.06%	2.62%

Note:

(1)	Expected lives are calculated based on a simplified method since the Group does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term.

(2)	Expected volatility is based on implied volatility derived from historical volatility of the Group’s stock price.

Shinhan Financial Group Plan

Shinhan Financial Group has authorized 79,094,106 shares of options to be granted to purchase its common stock. Shinhan Financial Group granted to its key employees, managements and directors of the Group 1,004,200 options, 1,156,300 options, 1,301,600 options, 2,695,200 options, 3,296,200 options, 1,301,050 options and 808,700 options at an exercise price of ~~W~~18,910, ~~W~~11,800, ~~W~~21,595, ~~W~~28,006, ~~W~~38,829, ~~W~~54,560 and ~~W~~49,053 per share with vesting period of two years from the grant date in 2002, 2003, 2004, 2005, 2006, 2007 and 2008, respectively. Upon vesting, the 1st, 2nd and 3rd options may be exercised within three to four years while the 4th, 5th, 6th and 7th options may be exercised within four years after one year from vesting. Options granted to management and directors are performance-based and market-based linked to average market price of the Group’s three main domestic competitors’ shares. With regard to options granted on May 22, 2002, May 15, 2003, March 25, 2004, March 30, 2005 and March 21, 2006, Shinhan Financial Group decided to pay the difference between the exercise price and average market price in cash at the date of exercise. With regard to options granted on March 20, 2007 and March 19, 2008, the Group may issue shares (new shares of common stock or treasury shares) upon settlement or pay in cash the difference between the exercise and average market price at the date of exercise.

Shinhan Bank and Shinhan Investment Corp. (formerly Good Morning Shinhan Securities) Plan

Shinhan Bank and Shinhan Investment Corp. (formerly Good Morning Shinhan Securities) granted share options to certain executives with a vesting period of two years from the grant date in 1999, 2000, 2001, 2002, 2003, and 2004. During 2004 and 2005, both companies decided to settle all outstanding stock options for cash based on price calculated in reference to the market price of the common stock of Shinhan Financial Group, multiplied by an exchange ratio.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

A summary of the status of the Group’s unvested options as of December 31, 2008 and 2009 and changes during the years ended December 31, 2008 and 2009 is presented below:

	Shinhan Financial Group
		Weighted-
		Average
		Grant Date
	Number of	Fair Value
	Options	per Option
		(In Won)

Unvested at January 1, 2008	3,955,998	~~W~~	8,884
Granted	808,700		12,275
Vested	(2,765,738)		5,797
Forfeited	(138,202)		11,469

Unvested at December 31, 2008	1,860,758	~~W~~	14,754

Unvested at January 1, 2009	1,860,758	~~W~~	14,754
Granted	—		—
Vested	(1,110,427)		16,259
Forfeited	(76,093)		14,760

Unvested at December 31, 2009	674,238	~~W~~	12,275

Total fair value of shares vested during 2007, 2008 and 2009 were ~~W~~63,821 million, ~~W~~12,168 million and ~~W~~9,204 million, respectively. As of December 31, 2009, there was ~~W~~509 million of total unrecognized compensation cost related to unvested stock awards, net of the forfeiture provision. Such cost is expected to be recognized over a weighted-average period of 0.2 years.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table presents the share option activities during the period indicated:

	Shinhan Financial Group					Shinhan Bank
		Weighted-					Weighted-
		Average					Average
		Exercise		Aggregate			Exercise		Aggregate
	Number	Price		Intrinsic		Number	Price		Intrinsic
	of Options	per Option		Value		of Options	per Option		Value
		(In Won)		(In millions of Won)			(In Won)		(In millions of Won)

Outstanding at January 1, 2007	7,951,260	~~W~~	29,133			389,022	~~W~~	5,395
Granted	1,301,050		54,560			—		—
Exercised	(1,036,956)		17,973			(231,499)		5,562
Forfeited	(455,180)		43,165			—		—

Outstanding at December 31, 2007	7,760,174	~~W~~	34,065	~~W~~	151,986	157,523	~~W~~	5,150	~~W~~	330
Granted	808,700		49,053			—		—
Exercised	(1,379,042)		20,964			(135,173)		5,175
Forfeited	(138,202)		47,729			—		—

Outstanding at December 31, 2008	7,051,630	~~W~~	38,078	~~W~~	12,457	22,350	~~W~~	5,000	~~W~~	—
Granted	—		—			—		—
Exercised	(777,175)		23,942			—		—
Forfeited	(76,093)		52,489			(22,350)		5,000

Outstanding at December 31, 2009	6,198,362	~~W~~	39,673	~~W~~	47,594	—	~~W~~	—	~~W~~	—

Exercisable at December 31, 2009	4,413,697	~~W~~	34,495	~~W~~	47,594	—	~~W~~	—	~~W~~	—

	Shinhan Investment Corp. (formerly Good Morning Shinhan Securities)
		Weighted-Average		Aggregate
	Number	Exercise Price		Intrinsic
	of Options	per Option		Value
		(In Won)		(In million Won)

Outstanding at January 1, 2007	9,104,725	~~W~~	6,879
Granted	—		—
Exercised	(3,408,956)		6,751
Forfeited	—		—

Outstanding at December 31, 2007	5,695,769	~~W~~	6,956	~~W~~	14,404
Granted	—		—
Exercised	(342,857)		5,273
Forfeited	—		—

Outstanding at December 31, 2008	5,352,912	~~W~~	7,064	~~W~~	—
Granted	—		—
Exercised	(90,000)		6,040
Forfeited	(4,812,912)		7,148

Outstanding at December 31, 2009	450,000	~~W~~	6,370	~~W~~	327

Exercisable at December 31, 2009	450,000	~~W~~	6,370	~~W~~	327

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The total intrinsic value of options exercised during the years ended December 31, 2007, 2008, and 2009 was ~~W~~50,998 million, ~~W~~36,747 million, and ~~W~~9,132 million, respectively, and the amounts have been paid in cash during the year.

Share options outstanding at December 31, 2009 are as follows:

		Shinhan Financial Group
		Options Outstanding				Options Exercisable
			Weighted-
			Average	Weighted-			Weighted-		Weighted-
			Remaining	Average			Average		Remaining
Exercise		Number	Contractual	Exercise		Number	Exercise		Contractual
Price		Outstanding	Life(1)	Price		Exercisable	Price		Life(1)
				(In Won)			(In Won)

~~W~~	28,006	1,767,408	2.24	~~W~~	28,006	1,767,408	~~W~~	28,006	2.24
	38,829	2,646,289	3.22		38,829	2,646,289		38,829	3.22
	54,560	1,110,427	4.22		54,560	—		—	—
	49,053	674,238	5.21		49,053	—		—	—

		6,198,362	3.34	~~W~~	39,673	4,413,697	~~W~~	34,495	2.83

Shinhan Investment Corp. (formerly Good Morning Shinhan Securities)
		Options Outstanding				Options Exercisable
Weighted-
			Average	Weighted-			Weighted-		Weighted-
			Remaining	Average			Average		Remaining
Exercise		Number	Contractual	Exercise		Number	Exercise		Contractual
Price		Outstanding	Life(1)	Price		Exercisable	Price		Life(1)
				(In Won)			(In Won)

~~W~~	6,370	450,000	2.40	~~W~~	6,370	450,000	~~W~~	6,370	2.40

		450,000	2.40	~~W~~	6,370	450,000	~~W~~	6,370	2.40

Note:

(1)	Contractual life indicates the sum of service (vesting) period and exercisable period.

Employee Stock Ownership Association

In 2002, Shinhan Financial Group established an employee stock ownership association (the ESOA) covering most of their employees. The Group makes cash contributions to the ESOA on a periodic basis based on the Group’s actual performance relative to pre-specified net income. The Group’s cash contributions are used to purchase shares of the common stock of the Group on the Korea Exchange. All shares acquired by the ESOA are unallocated, and are restricted for a period of four years pursuant to the plan agreements and regulations governing the ESOA. In addition, under the Securities and Exchange Act of Korea, employees participating in the ESOA have a right of first refusal, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered by the Group pursuant to the Securities and Exchange Act of Korea. Furthermore, this right is exercisable only to the extent that the total number of shares so acquired and held by such employees does not exceed 20% of the Group’s total number of shares then outstanding. For the years ended December 31, 2007, 2008 and 2009, the Group recorded in aggregate ~~W~~34,266 million, ~~W~~34,112 million and ~~W~~35,060 million in expenses related to the ESOA contributions, respectively.

28.	Fair Value Measurements

Effective January 1, 2008, the Group adopted ASC 820-10 (formerly SFAS 157). This guidance defines fair value, expands disclosure requirements around fair value and specifies a three-level fair value hierarchy of

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The Group determines the fair value of its financial instruments that are recognized or disclosed at fair value in the financial statements in accordance with ASC 820-10.

ASC 820-10 requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is an exit price, defined as a price received in exchange of assets disposed or paid in transferring liabilities between market participants, at the measurement date. As such, the Group’s own assumptions reflect those market participants used in pricing the asset or liability at the measurement date. The following in the description of fair value hierarchy based on pricing inputs.

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

The price transparency of financial instruments is a key determinant of the degree of judgment involved in measuring fair value of the Group’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available will generally have a higher degree of price transparency than those that are thinly traded or not quoted. In accordance with ASC 820-10, the criteria used to determine whether the market for a financial instrument is active or inactive is based on the particular asset or liability.

As a result of the adoption of ASC 820-10, the Group has made some amendments to the techniques used in measuring the fair value of derivatives and other positions. These amendments change the way that the probability of default of a counterparty is factored into the valuation of derivative positions and include the impact of the Group’s own credit risk on derivatives and other liabilities measured at fair value.

•	Credit valuation adjustments (“CVA”) are necessary when the market price (or parameter) is not indicative of the changes in credit quality of the counterparty. As few classes of derivative contracts are listed on an exchange, the majority of derivative positions are valued using internally developed models and the Group makes an adjustment necessary to reflect the credit quality of each derivative counterparty to arrive at fair value. The adjustment also takes into account contractual factors designed to reduce the Group’s credit exposure to each counterparty, such as collateral and legal rights of offset.

•	Debit valuation adjustments (“DVA”) are necessary to reflect the credit quality of the Group in the valuation of liabilities measured at fair value. This adjustment is incorporated into the Group’s valuations in accordance with ASC 820-10. The methodology to determine the adjustment is consistent with CVA and incorporates the Group’s credit spread as observed through the credit default swap market.

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

Derivatives assets and liabilities:  The majority of derivatives entered into by the Group are traded in over-the-counter markets and no quoted market prices are available approximating their fair values. The valuation of those derivatives are determined using internal models that require the use of multiple market inputs such as interest rate, prices and indices to generate continuous yield or pricing curves and volatility factors. The over-the-counter derivatives are placed in either Level 2 or Level 3 depending on the observability of the significant inputs to the model.

Collateral dependent loans:  For collateral dependent loans, impairment is measured based on the fair value of the collateral underlying the subject loan. When the carrying amount of the subject impaired loan is higher than the fair value of the collateral, the carrying amount is written down to the fair value of the collateral in accordance with the fair value requirements of ASC 820-10. The fair value of the collateral is determined as the present value of the estimated realizable value of the collateral at the expected time of the sale of such collateral. Once the valuation report of the court-appointed appraiser becomes publicly available as part of a foreclosure proceeding, we use the appraisal value for the collateral indicated in such report as the estimated realizable value of the collateral. However, until such publication, we use the valuation amount for the collateral as determined by outside independent appraisers at the time that the subject loan was initially approved, with adjustments made for the change in value from the effect of time passage and current market circumstances that may impact the value of the collateral. Since there is no secondary market where collateral dependent loans are actively traded, they are measured for impairment based on the fair value of the underlying collateral. While outside appraisers (whether court-appointed or in connection with the initial approval of the subject loan) consider observable inputs such as the sale prices of assets similar to such collateral, additional adjustments based on unobservable inputs are warranted in the valuation of collateral subject to a court-supervised foreclosure proceeding since the auction from such proceeding tends to result in a sale price less than that obtainable from a sale transaction conducted in the ordinary course of business. This use of unobservable inputs makes it necessary to classify collateral dependent loans as Level 3.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Assets and liabilities measured at fair value on a recurring basis

As of December 31, 2008 and 2009, instruments measured at fair value on a recurring basis comprised 18.48% and 15.47% of the Group’s total assets and 5.12% and 2.42% of the Group’s total liabilities, respectively. The following table presents assets and liabilities measured at fair value on a recurring basis by fair-value hierarchy levels as of December 31, 2008 and 2009.

	2008
	Level 1		Level 2		Level 3		Total
			(In millions of Won)

Assets measured at fair value
Trading assets
Trading securities	~~W~~	2,156,756	~~W~~	4,281,378	~~W~~	227,277	~~W~~	6,665,411
Derivative instruments		1,549		11,554,585		420,660		11,976,794
Other trading assets — commodity indexed deposits		—		58,737		—		58,737
Securities
Available-for-sale securities		11,196,242		17,719,405		100,364		29,016,011
Other assets
Hedging derivative instruments		—		3,801		—		3,801
Fund investments		—		730,093		—		730,093

Total assets	~~W~~	13,354,547	~~W~~	34,347,999	~~W~~	748,301	~~W~~	48,450,847

Liabilities measured at fair value
Trading liabilities
Derivative instruments	~~W~~	274	~~W~~	11,179,770	~~W~~	430,605	~~W~~	11,610,649
Other trading liabilities — commodity indexed deposits		—		220,016		—		220,016
Short-term borrowings
Securities sold short, not yet purchased		9,417		—		—		9,417
Long-term debt
Equity linked securities sold		—		—		610,971		610,971
Other liabilities
Hedging derivatives instruments		—		12		—		12

Total liabilities	~~W~~	9,691	~~W~~	11,399,798	~~W~~	1,041,576	~~W~~	12,451,065

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	2009
	Level 1		Level 2		Level 3		Total
			(In millions of Won)

Assets measured at fair value
Trading assets
Trading securities
Debt securities
Korean treasury and governmental agencies	~~W~~	901,481	~~W~~	622,214	~~W~~	-	~~W~~	1,523,695
Corporations		—		920,794		255,768		1,176,562
Financial institutions		662,121		1,441,973		—		2,104,094
Mortgage-backed securities and asset-backed securities		—		872,987		—		872,987
Equity securities		534,190		212,772		—		746,962
Derivative instruments		5,492		4,359,732		251,306		4,616,530
Other trading assets — commodity indexed deposits		—		256,246		—		256,246

	~~W~~	2,103,284	~~W~~	8,686,718	~~W~~	507,074	~~W~~	11,297,076

Available-for-sale securities
Korean treasury and governmental agencies		4,081,086		4,640,913		—		8,721,999
Corporations		—		2,307,792		—		2,307,792
Financial institutions		3,531,061		7,633,203		—		11,164,264
Mortgage-backed securities and asset-backed securities		—		2,186,982		97,202		2,284,184
Other		—		170,168		—		170,168

	~~W~~	7,612,147	~~W~~	16,939,058	~~W~~	97,202	~~W~~	24,648,407

Equity securities	~~W~~	2,961,285	~~W~~	2,203	~~W~~	-	~~W~~	2,963,488

Other assets
Hedging derivative instruments		—		1,817		—		1,817
Fund investments		—		523,116		—		523,116

	~~W~~	-	~~W~~	524,933	~~W~~	-	~~W~~	524,933

Total assets	~~W~~	12,676,716	~~W~~	26,152,912	~~W~~	604,276	~~W~~	39,433,904

Liabilities measured at fair value
Trading liabilities
Derivative instruments	~~W~~	609	~~W~~	4,145,634	~~W~~	99,822	~~W~~	4,246,065
Other trading liabilities — commodity indexed deposits		—		318,969		—		318,969
Short-term borrowings
Securities sold short, not yet purchased		27,966		—		—		27,966
Long-term debt
Equity linked securities sold		—		—		1,067,457		1,067,457
Other liabilities
Hedging derivatives instruments		—		167		—		167

Total liabilities	~~W~~	28,575	~~W~~	4,464,770	~~W~~	1,167,279	~~W~~	5,660,624

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Changes in Level 3 items measured at fair value on a recurring basis

In circumstances where observable market data are not available, significant unobservable inputs are utilized to determine fair value. In such cases, the assets and liabilities are classified as Level 3. As of December 31, 2008, assets and liabilities categorized as Level 3 represented 1.54% and 8.37% of the Group’s total assets and liabilities measured at fair value on a recurring basis, respectively. As of December 31, 2009, assets and liabilities categorized as Level 3 represented 1.53% and 20.62% of the Group’s total assets and liabilities measured at fair value on a recurring basis, respectively. Both observable and unobservable inputs may be used to determine the fair value of positions that the Group has classified within the Level 3 category. As a result, the realized and unrealized gains and losses for assets and liabilities within the Level 3 category presented in the tables below may include changes in fair value that were attributable to both observable and unobservable inputs.

The following table presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended December 31, 2008 and 2009:

			Total Realized/Unrealized											Unrealized
			Gains (Losses) Recorded in				Transfers in			Purchases,				Gains
	January 1,			Trading			and/or out			Issuances and	December 31,			(Losses) Still
	2008			Revenues	Others(1)		of Level 3(2)			Settlements	2008			Held(3)
	(In millions of Won)

Trading assets
Trading securities	~~W~~	482,354	~~W~~	(75,948)	~~W~~	—	~~W~~	—	~~W~~	(179,129)	~~W~~	227,277	~~W~~	(75,626)
Derivatives instruments		164,648		296,635		—		52,074		(92,697)		420,660		386,652
Investments
Available-for-sale securities		164,949		(6,542)		(48,202)		—		(9,841)		100,364		5,803
Trading liabilities
Derivatives instruments		491,425		47,642		—		33,310		(46,488)		430,605		(98,072)
Long-term debt
Equity linked securities sold		738,469		137,871		—		—		10,373		610,971		204,512

		Total Realized/Unrealized
		Gains (Losses) Recorded in		Transfers in	Purchases,		Unrealized
	January 1,	Trading		and/or out	Issuances and	December 31,	Losses Still
	2009	Revenues	Others(1)	of Level 3(2)	Settlements	2009	Held(3)
	(In millions of Won)

Trading assets
Trading securities	227,277	54,842			(26,351)	255,768	(5,117)
Derivatives instruments	420,660	(157,835)	—	252,720	(264,239)	251,306	(176,980)
Investments
Available-for-sale securities	100,364	—	(7,879)	—	4,717	97,202	(3,424)
Trading liabilities
Derivatives instruments	430,605	(554)	—	(132,169)	(199,168)	99,822	(34,031)
Long-term debt
Equity linked securities sold	610,971	217,301	—	—	673,787	1,067,457	(18,960)

Note:

(1)	Includes the change in fair value of available-for-sale securities and other investments, change in accumulated other comprehensive income (loss), gains (losses) from sales and impairment losses.

(2)	Transfers into or out of Level 3 are made if the inputs used in the financial models measuring the fair values of the assets and liabilities became unobservable or observable, respectively. These transfers are effective as of the beginning of the year, and any gains or losses occurring on these assets and liabilities during the year are presented as Level 3.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(3)	Represents the amount of total gains or losses for the years ended December 31, 2008 and 2009, included in earnings (and accumulated other comprehensive income (loss) for changes in fair value of available-for-sale investments and other investment) attributable to the change in fair value relating to assets and liabilities classified as Level 3 that are still held at December 31, 2008 and 2009.

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

(ii) The changes in the Level 3 realized/unrealized gains (losses) from trading derivatives were due to gain of ~~W~~296,635 million and ~~W~~47,642 million relating to derivative assets and liabilities, respectively, and these gains include both realized and unrealized gains during the year ended December 31, 2008.

The significant changes in Level 3 assets and liabilities for the year ended December 31, 2009 are as follows:

A net decrease in available-for-sale securities of ~~W~~7,879 million was mainly driven by recognition of other-than-temporary impairment of CDOs which are included in earnings.

The changes in the Level 3 derivative assets and liabilities of ~~W~~(169,354) million and ~~W~~(330,783) million were mainly due to:

(i) The Group transferred ~~W~~357,219 million of derivatives assets from the Level 2 into the Level 3 category in the fair-value hierarchy during the year ended December 31, 2009. The valuation of these derivatives is affected by the credit valuation and debt valuation adjustments, which is based on an internal valuation technique, and the extent of such adjustment was significant enough to render the fair-value hierarchy of the respective instruments into the lower level. And the Group transferred ~~W~~104,499 million of derivatives assets and ~~W~~132,167 million of derivatives liabilities to the Level 2 from the Level 3 category in the fair-value hierarchy during the year ended December 31, 2009 as the availability of observable pricing inputs relevant to the asset or liability that is significant to the fair value measurement in its entirety has been increased as of December 31, 2009.

(ii) The changes in the Level 3 realized/unrealized gains (losses) from trading derivatives were due to loss of ~~W~~157,835 million and ~~W~~554 million relating to derivative assets and liabilities, respectively, and these losses include both realized and unrealized losses during the year ended December 31, 2009.

Assets and liabilities measured at fair value on a non-recurring basis

Certain assets and liabilities are measured at fair value on a non-recurring basis and are not included in the tables above. These assets and liabilities primarily include assets measured at cost that have been written down to fair value during the period as a result of an impairment.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table presents collateral dependent loans and lease receivables, goodwill and other assets of which balances at December 31, 2008 and 2009 are measured at fair value on a non-recurring basis based on the ASC 820-10 valuation hierarchy.

	2008
	Level 1		Level 2		Level 3
	(In millions of Won)

Loans and lease receivables(1)	~~W~~	—	~~W~~	—	~~W~~	438,011
Goodwill(2)				18,788
Other assets — other investments(3)		67,201		—		17,755

	2009
	Level 1		Level 2		Level 3
	(In millions of Won)

Loans and lease receivables(1)	~~W~~	—	~~W~~	—	~~W~~	432,765
Goodwill(2)		—		—		—
Other assets — other investments(3)		—		—		9,591

Note:

(1)	Represents carrying values net of allowances and cumulative impairment charges of related impaired loans and lease receivables which are collateral dependent and are evaluated based on the fair value of the underlying collateral. The fair value of the collateral for such impaired loans and lease receivables is based on the appraisal value of external valuation experts, as adjusted for significant inputs related to the foreclosure proceeding for such collateral, which inputs are deemed to be unobservable. We accordingly classify collateral dependent loans and lease receivables as Level 3.

(2)	The Group recorded goodwill impairment charges of ~~W~~128,394 million and ~~W~~59,517 million at December 31, 2008 and 2009, respectively, as determined based on Level 3 inputs. See Note 10 for additional information on goodwill impairment

(3)	The Group recorded impairment charges of ~~W~~33,206 million and ~~W~~12,038 million at December 21, 2008 and 2009, respectively.

29.	Fair Value of Financial Instruments

Fair value measurements and Disclosure (formerly SFAS No. 107, Disclosures About Fair Value of Financial Instruments (SFAS 107) (ASC 820-10)) requires the disclosure of the estimated fair value of financial instruments including those financial instruments for which the Group did not elect the fair value option. The fair values of such instruments have been derived, in part, by management’s assumptions, the estimated amount and timing of future cash flows and estimated discount rates. Different assumptions could significantly affect these estimated fair values. Accordingly, the net realizable values could be materially different from the estimates presented below. In addition, the estimates are only indicative of the value of individual financial instruments and should not be considered an indication of the fair value of the Group.

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

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following disclosures represent financial instruments in which the ending balance is not carried at fair value in its entirety on the Group’s consolidated balance sheets at December 31:

	2008				2009
	Carrying				Carrying
	Amount		Fair Value		Amount		Fair Value
			(In millions of Won)

Financial assets:
Financial assets for which carrying value approximates fair value	~~W~~	12,842,990	~~W~~	12,842,990	~~W~~	17,225,681	~~W~~	17,225,681
Interest-bearing deposits in banks		1,626,880		1,626,880		2,164,004		2,164,004
Held-to-maturity securities		8,696,144		8,872,951		12,793,618		12,840,594
Loans		167,308,055		169,075,453		165,593,546		167,393,995
Non-marketable equity investments included in other assets		1,900,546		2,587,363		2,045,547		3,437,571

Total Financial assets	~~W~~	192,374,615	~~W~~	195,005,637	~~W~~	199,822,396	~~W~~	203,061,845

Financial liabilities:
Financial liabilities for which carrying value approximates fair value	~~W~~	6,120,236	~~W~~	6,120,236	~~W~~	5,853,609	~~W~~	5,853,609
Deposits		122,704,495		123,416,833		143,698,489		144,364,290
Short-term borrowings		23,215,574		23,215,574		9,686,890		9,686,890
Secured borrowings		10,225,777		10,288,417		7,944,390		8,078,573
Long-term debt		49,040,735		48,609,805		43,727,523		42,319,203

Total Financial liabilities	~~W~~	211,306,817	~~W~~	211,650,865	~~W~~	210,910,901	~~W~~	210,302,565

The differences between the carrying amounts and the fair values of guarantees, commercial letters of credit, standby letters of credit, and other lending commitments are immaterial to the consolidated financial statements.

30.	Derivative Instruments, Hedging Activities and Credit Derivatives

Derivative Instruments

The Group enters into various types of derivative transactions in the course of its trading and non-trading activities. These derivatives include futures and forward contracts, swap contracts and option contracts. Futures and forward contracts are commitments to buy or sell at a future date a financial instrument, commodity or currency at a contracted price and may be settled in cash or through delivery. Swap contracts are commitments to settle in cash at a future date or dates which may range from a few days to a number of years, based on differentials between specified financial indices, as applied to a notional principal amount. Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time, a financial instrument or currency at a contracted price that may also be settled in cash, based on differentials between specified indices.

The Group enters into these derivative transactions relating to interest rate, foreign currency, market/credit, commodity and other risks to enable customers to transfer, modify or reduce their interest rate, foreign exchange and other market risks. As part of this process, the Group considers the customers’ suitability for the risk involved, and the business purpose for the transaction. The Group also manages its derivative-risk positions through offsetting trade activities, controls focused on price verification, and daily reporting of positions to senior managers. In addition the Group trades these products for its own account. Trading limits and price verification controls are key aspects of this activity. The Group uses derivatives in connections with its risk-management activities to hedge

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

certain risks or reposition the risk profile of the Group. For example, the Group may issue fixed-rate long-term debt and then enter into a receive-fixed, pay-variable-rate interest rate swap with the same tenor to a net variable-rate basis. This strategy is the most common form of an interest rate hedge, as it minimizes interest cost in certain yield curve environments. Derivatives are also used to manage interest rate risk relating to specific groups of on-balance sheet assets and liabilities, including investments, loans, and long-term debt. In addition, foreign exchange contracts are used to hedge the foreign currency denominated debt, net capital exposures and foreign exchange transactions. The fair values of derivatives not qualifying for hedge accounting are included in trading assets(or trading liabilities) and any changes in fair values are included in net trading profits(losses). The fair values of derivatives qualifying for hedge accounting are included in other assets (or other liabilities) and the earning impact of these fair value hedges and the changes in fair values attributable to the risk being hedged for the hedged item are included in non-interest income (or non-interest expense).

Derivatives may expose the Group to market risk, credit risk or liquidity risk in excess of the amounts recorded on the consolidated statements of financial position. Market risk on a derivative or foreign exchange product is the exposure created by potential fluctuations in interest rates, foreign exchange rates and other values, and is a function of the type of product, the volume of transactions, the tenor and terms of the agreement, and the underlying volatility. Credit risk is the exposure to loss in the event of nonperformance by the other party to the transaction where the value of any collateral held is not adequate to cover such losses. The recognition in earnings of unrealized gains on these transactions is subject to management’s assessment as to collectibility. Liquidity risk is the potential exposure that arises when the size of the derivative position may not be able to be rapidly adjusted in periods of high volatility and financial stress at a reasonable cost.

The total notional amounts for both long and short derivative positions, representing the volume of derivative activity, at December 31, 2009 are as follows:

	2009
	Underlying Notional		Estimated		Estimated
	Amount(1)		Fair Value Assets(2)		Fair Value Liabilities(2)
	(In millions of Won)

Trading:
Foreign exchange derivatives:
Swaps	~~W~~	23,142,798	~~W~~	1,284,635	~~W~~	1,990,860
Future and forward contracts		59,473,021		1,706,012		713,785
Options purchased		3,378,289		316,301		7,557
Options written		713,053		4,247		67,728

Sub-total		86,707,161		3,311,195		2,779,930

Interest rate derivatives:
Swaps		129,612,909		625,178		936,572
Future and forward contracts		43,448		—		—
Options purchased		5,371,200		54,257		—
Options written		5,975,144		—		52,061

Sub-total		141,002,701		679,435		988,633

Equity derivatives:
Swaps		1,737,542		119,954		149,391
Future and forward contracts		47,726		—		—
Options purchased		2,741,914		161,412		5,246
Options written		2,631,994		5,553		130,665

Sub-total		7,159,176		286,919		285,302

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	2009
	Underlying Notional		Estimated		Estimated
	Amount(1)		Fair Value Assets(2)		Fair Value Liabilities(2)
	(In millions of Won)

Credit derivatives:
Protection sell		174,918		2,546		23,076

Sub-total		174,918		2,546		23,076

Other derivatives:
Commodity swaps		22,523		—		1,320
Options purchased		56,648		1,896		—
Options written		24,278		—		1,173

Sub-total		103,449		1,896		2,493

Total	~~W~~	235,147,405	~~W~~	4,281,991	~~W~~	4,079,434

Nontrading:
Hedge accounting:
Interest rate swaps		90,000		1,817		167

Nontrading that do not qualify for hedge accounting(3):
Foreign exchange derivatives:
Swaps		914,287		115,326		15,541
Future and forward contracts		23,819		94		5,209
Sub-total		938,106		115,420		20,750

Interest rate derivatives:
Swaps		10,453,051		219,119		145,881

Total	~~W~~	11,481,157	~~W~~	336,356	~~W~~	166,798

Note:

(1)	Notional amounts in foreign currencies were converted into Won at prevailing exchange rates as of December 31, 2009.

(2)	The fair values of the trading derivative assets/liabilities and nontrading that do not qualify for hedge accounting are presented in Note 6. The fair values of the hedging derivative assets/liabilities that qualify for hedge accounting are presented in Note 11 and Note 17.

(3)	While the Group engages in derivatives trading activities to hedge the interest rate risk and foreign exchange risk exposure that arise from its own assets and liabilities, as these nontrading derivative contracts do not qualify for hedge accounting under U.S. GAAP, they are accounted for as trading derivatives in the financial statements. These contracts include interest rate swaps, forward contracts and cross-currency swaps held for nontrading that do not qualify for hedge accounting treatment.

The Group present the fair value of derivative instruments on a gross basis even when the derivative instruments are subject to master netting arrangement and qualify for net presentation in the consolidated balance sheet in accordance with ASC 210-20 (formerly FIN 39). Therefore, cash collateral payables and receivables associated with the derivative instruments are not added to or netted against the fair value amounts.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Trading profits (losses) related to derivative instruments not designated or qualifying as hedging instruments under ASC 815 (formerly SFAS 133) at December 31, 2009 are as follows:

	2009
	Nontrading that do not
	Qualify for Hedge Accounting		Trading
	(In millions of Won)

Foreign exchange derivatives	~~W~~	(18,417)	~~W~~	(293,162)
Interest rate derivatives		(338,409)		73,195
Equity derivatives		—		20,601
Credit derivatives		—		17,404
Commodity and other derivatives		—		25,375

	~~W~~	(356,826)	~~W~~	(156,587)

Hedging Activities

The Group accounts for its hedging activities in accordance with ASC 815. As a general rule, hedge accounting is permitted for those situations where the Group is exposed to a particular risk, such as interest rate or foreign exchange risk, that causes changes in the fair value of an asset or liability, or variability in the expected future cash flows of an existing asset, liability or a forecasted transaction that may affect earnings.

Derivative contracts hedging the risks associated with the changes in fair value are referred to as fair value hedges, while contracts hedging the risks affecting the expected future cash flow hedges. Hedges that utilize derivatives or debt instruments to manage the foreign exchange risk associated with equity investments in non-Korean Won functional currency foreign subsidiaries (net investment in a foreign operation) are called net investment hedges.

If certain hedging criteria specified in ASC 815 are met, in including testing for hedge effectiveness, special hedge accounting may be applied. The hedge effectiveness assessment methodologies for similar hedges are performed in a similar manner and are used consistently throughout the hedging relationships. For fair value hedges, the changes in value of the hedging derivative, as well as the changes in value due to the risk being hedged, are reflected in current earnings. The Group does not apply hedge accounting for cash flow hedge and net investment hedge.

For asset and liability management hedging, the fixed-rate long-term debt may be recorded at amortized cost under current U.S. GAAP. However, by electing to use ASC 815 hedge accounting, the carrying value of the debt is adjusted for changes in the benchmark interest rate, with any such changes in value recorded in current earnings. The related interest-rate swap is also recorded on the balance sheet at fair value, with any changes in fair value reflected in earnings. Thus, any ineffectiveness resulting from the hedging relationship is recorded in current earnings. Alternatively, an economic hedge, which does not meet the ASC 815 hedging criteria, would involve only recording the derivative at fair value on the balance sheet, with its associated changes in fair value recorded in earnings. The debt would continue to be carried at amortized cost and, therefore, current earnings would be impacted only by the interest rate shifts and other factors that cause the change in the swap’s value and the underlying yield of the debt.

Key aspects of achieving hedge accounting are documentation of hedging strategy and hedge effectiveness at the hedge inception and substantiating hedge effectiveness on an ongoing basis. A derivative must be highly effective in accomplishing the hedge objective of offsetting changes in the fair value for the risk recognized in current earnings. Any ineffectiveness in the hedge relationship is recognized in current earnings. The assessment of effectiveness excludes changes in the value of the hedged item that are not related to the risks being hedged.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Group hedges exposure to changes in the fair value of outstanding fixed-rate issued debt. The fixed cash flows from those financing transactions are converted to benchmark floating-rate cash flows by entering into receive-fixed, pay-floating interest rate swaps. The Group had applied fair value hedge accounting exclusively to interest rate swap transactions with the hedged items of fixed rate debts that qualified for the short-cut method for hedge relationships commencing prior to December 31, 2005. Since the Group assumed no ineffectiveness for those transactions, no ineffective portion was recognized in the consolidated statements of income for the years presented. However, the Group has not applied hedge accounting for new hedging relationships entered into since January 1, 2006.

The gain and loss on designated and qualifying fair value hedges recognized in other non-interest income and other non-interest expense for the year ended December 31 are as follow:

	2009
	Derivatives		Hedged Items		Total
	(In millions of Won)

Gain (loss) on designated and qualifying fair value hedges:
Interest rate derivatives	~~W~~	(2,734)	~~W~~	2,734	~~W~~	—

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

The following disclosures represent a summary of the notional amounts of credit derivatives and credit linked notes the Group sold and purchased at December 31, 2008 and 2009:

	2008
			Protection Purchased
	Protection		with Identical		Net Protection
	Sold		Underlyings(1)		Sold
	(In millions of Won)

Credit derivatives:
Credit default swaps	~~W~~	108,025	~~W~~	—	~~W~~	108,025
Credit linked notes		37,725		—		37,725

	~~W~~	145,750	~~W~~	—	~~W~~	145,750

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	2009
			Protection Purchased
	Protection		with Identical		Net Protection
	Sold		Underlyings(1)		Sold
	(In millions of Won)

Credit derivatives:
Credit default swaps	~~W~~	174,918	~~W~~	—	~~W~~	174,918
Credit linked notes		23,352		—		23,352

	~~W~~	198,270	~~W~~	—	~~W~~	198,270

Note:

(1)	Represents the notional amount of purchased credit derivatives where the Group is the protection seller on the identical underlying reference instrument.

The following table represents the maturity and credit rating of reference entities at December 31, 2008 and 2009:

	2008
	Less than		One to		Over		Total		Fair Value
	One Year		Five Years		Five Years		Notional Amount		Asset (Liability)(2)
	(In millions of Won)

Risk rating of reference entity:
AAA to BBB-(1)	~~W~~	—	~~W~~	133,175	~~W~~	12,575	~~W~~	145,750	~~W~~	(15,148)

	2009
	Less than		One to		Over		Total		Fair Value
	One Year		Five Years		Five Years		Notional Amount		Asset (Liability)(2)
	(In millions of Won)

Risk rating of reference entity:
AA to CCC-(1)	~~W~~	137,628	~~W~~	60,642	~~W~~	—	~~W~~	198,270	~~W~~	2,656

Note:

(1)	The Group considers ratings of BBB- or higher to meet the definition of investment grade.

(2)	Represents the netted amount of credit default swaps included in protection sell contracts amounting to ~~W~~20,530 million and credit linked notes included in available-for-sale securities amounting to ~~W~~23,186 million.

Credit Risk-Related Contingent Features

Certain derivative instruments contain provisions that require the Group to either post additional collateral or immediately settle any outstanding liability balances upon the occurrence of a specified credit risk-related event. These events, which are defined by the existing derivative contracts, are primarily downgrades in the credit ratings of the Group and its subsidiaries. The fair value of all derivative instruments with credit risk-related contingent features that are in a liability position on December 31, 2009 is ~~W~~1,878,791 million. The Group has posted ~~W~~476,903 million as collateral for this exposure in the normal course of business as of December 31, 2009. The Group’s credit rating as of December 31, 2009, assigned by Moody’s and S&P are A2 and A-, respectively. The Group would be required to post an additional ~~W~~312,162 million of collateral to its counterparties if Moody’s or S&P’s rating falls to Baa3 and BBB-, respectively, or below.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

31.	Commitments and Contingencies

Legal and Tax Contingencies

In the ordinary course of business, the Group is involved in tax and legal proceedings, claims and litigation. As of December 31, 2009, the Group has 302 pending lawsuits as a defendant (total amount: ~~W~~412,575 million). In the opinion of management, based on current knowledge and after consultation with external counsel, the outcome of such matters will not have a material adverse effect on the Group’s consolidated financial statements.

Lease Commitments

At December 31, 2009, the Group is obliged under a number of non-cancelable operating leases for premises and equipment used primarily for banking purposes. Total rent expense for the years ended December 31, 2007, 2008 and 2009 was ~~W~~232,901 million, ~~W~~220,839 million and ~~W~~228,291 million, respectively. Pursuant to the terms of non-cancelable lease agreements pertaining to premises and equipment in effect at December 31, 2009, future minimum rental commitments under various non-cancelable operating leases are as follows:

Years Ending	(In millions of Won)

2010	~~W~~	79,593
2011		48,971
2012		29,585
2013		14,276
2014		4,931
Thereafter		14,581

	~~W~~	191,937

In lieu of rent, certain lease agreements require the Group to advance a non-interest-bearing refundable security deposit to the landlord for the Group’s use during the lease term. The amount of the advance is determined by the prevailing market rate. The Group has recorded rent expense and interest income related to these leases of ~~W~~75,090 million, ~~W~~43,286 million and ~~W~~42,365 million on deposit balances of ~~W~~1,194,775 million, ~~W~~1,222,172 million and ~~W~~1,225,577 million for the years ended December 31, 2007, 2008 and 2009, respectively. Such amounts were calculated based on the fixed interest rate for time deposits with similar maturities.

Credit Commitments and Guarantees

The following table summarizes the contractual amounts relating to unused credit commitments at December 31:

	2008		2009
	(In millions of Won)

Commitments to extend credit:
Corporate	~~W~~	49,872,646	~~W~~	49,590,230
Credit card		52,577,454		64,904,222
Consumer(1)		8,350,144		8,794,536
Commercial letters of credit		3,005,711		3,319,107

	~~W~~	113,805,955	~~W~~	126,608,095

Note:

(1)	Excludes credit card.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Commitments to extend credit represent unfunded portions of authorizations to extend credit in the form of loans. The commitments expire on fixed dates and a customer has to comply with predetermined conditions to draw funds under the commitments. With respect to credit risk on commitments to extend credit, the Group is potentially exposed to loss in an amount equal to the total unused commitments. The majority of the Group’s unfunded commitments are not guarantees under ASC 460 (formerly FIN 45).

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

The table below summarizes all of the Group’s guarantees at December 31, 2009:

											Maximum
					Total		Current		Amount of		Potential
					Notional		Carrying		Recourse or		Amount of
	Expire Within		Expire After		Amount		Liability		Collateral		Future
	One Year		One Year		Outstanding		Amount(1)		Held		Payments
					(In millions of Won)

Financial stand-by letters of credit	~~W~~	430,754	~~W~~	44,622	~~W~~	475,376	~~W~~	18,718	~~W~~	393,575	~~W~~	475,376
Other financial guarantees		880,384		36,894		917,278		6,742		839,552		917,278
Performance letters of credit and guarantees		6,434,272		3,896,876		10,331,148		282,241		9,358,181		10,331,148
Liquidity facilities to SPEs		259,682		1,408,900		1,668,582		31,024		—		1,668,582
Loans sold with recourse		—		—		—		—		—		—
Guarantees on trust accounts		437,172		3,058,360		3,495,532		—		—		3,495,532

	~~W~~	8,442,264	~~W~~	8,445,652	~~W~~	16,887,916	~~W~~	338,725	~~W~~	10,591,308	~~W~~	16,887,916

Note:

(1)	Includes allowance for guarantees and liabilities recorded under ASC 460 (formerly FIN 45).

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

Liquidity facilities to SPEs represent irrevocable commitments to provide contingent liquidity credit lines including commercial paper purchase commitments to SPEs for which the Group serves as the administrator. The SPEs are established by clients to obtain funding from the commercial paper market or the corporate debt market by transferring assets to the SPEs. The Group has commitments to provide liquidity to the SPEs in amounts up to ~~W~~1,668,582 million at December 31, 2009. Although the Group does not sell assets to these SPEs, it would be required to provide funding under the liquidity facilities in the event that the SPEs do not hold enough funds to make scheduled payments on their outstanding senior debt securities. Under the commercial paper purchase commitments, the Group is required to purchase commercial paper issued by the SPEs when enough funding is not available in the commercial paper market. The Group has limited credit exposure to these SPEs because the risk of first loss is borne by the clients or other third parties, or the SPEs are over-collateralized with the assets sold to them.

Guarantees on trust accounts represent guarantee on the Guaranteed Principal Money Trusts which require the Group to guarantee the return of the principal amount invested at the termination of a fixed term deposit. The Group manages and administers trust assets in the capacity as a fiduciary on behalf of its customers. Trust assets and liabilities are excluded from the consolidated financial statements of the Group, and are recorded in separate accounts from those of the Group’s business. See Notes 32 and 34 for further discussion related to trust accounts.

Pledged Assets

The following table sets forth the primary components of assets pledged as collateral for borrowings and other purposes at December 31:

	2008		2009
	(In millions of Won)

Restricted cash	~~W~~	42,479	~~W~~	72,806
Trading securities		2,938,989		3,031,946
Available-for-sale securities		7,342,153		1,933,160
Held-to-maturity securities		5,278,368		5,087,576
Loans		7,687,576		5,862,846
Real estate		25,298		16,227
Other assets		7,161		5,455

	~~W~~	23,322,024	~~W~~	16,010,016

32.	Concentrations of Geographic and Credit Risks

Geographic Risk

Loans to borrowers based in Korea represented approximately 96% and 97% of the Group’s loan portfolio at December 31, 2008 and 2009, respectively. Investments in debt and equity securities of Korean entities represented approximately 97% and 98% of the Group’s investment portfolio at December 31, 2008 and 2009, respectively.

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

The Group regularly monitors various segments of its credit risk portfolio to assess potential concentration of risks and to obtain collateral when deemed necessary. Except for securities issued by KDIC, BOK and other governmental entities, no entity was responsible for 10% or more of the Group’s total loans outstanding, trading assets and liabilities, available-for-sale securities, held-to-maturity debt securities or total interest and dividend income at December 31, 2008 and 2009 and for each of the three years ended on December 31, 2009.

The following table presents major products including both on-balance sheet (100% loans) and off-balance sheet (principally commitments to extend credit) exposures at December 31:

	2008						2009
	Credit		On-Balance		Off-Balance		Credit		On-Balance		Off-Balance
	Exposure		Sheet		Sheet		Exposure		Sheet		Sheet
					(In millions of Won)

Commercial and industrial	~~W~~	107,999,663	~~W~~	55,466,168	~~W~~	52,533,495	~~W~~	101,768,977	~~W~~	54,479,473	~~W~~	47,289,504
Other commercial		52,840,975		37,637,026		15,203,949		53,782,606		34,770,389		19,012,217
Lease financing		1,591,437		1,591,437		—		1,559,652		1,559,652		—
Mortgage and home equity		36,605,643		36,182,970		422,673		40,525,281		40,022,157		503,124
Credit cards		67,214,538		14,637,084		52,577,454		80,020,979		15,116,757		64,904,222
Other consumer		32,954,245		25,026,774		7,927,471		31,598,021		23,306,609		8,291,412

	~~W~~	299,206,501	~~W~~	170,541,459	~~W~~	128,665,042	~~W~~	309,255,516	~~W~~	169,255,037	~~W~~	140,000,479

33.	Related Party Transactions

A number of banking transactions are entered into with related parties in the normal course of business. These include trust accounts managed by the Group and loans to executives, directors and affiliated parties.

Trust Accounts

Under the FSCMA, the Group serves as trustee to the trust accounts in a trust management capacity in the normal course of business. See Note 35 for more information on trust accounts.

Loans to Executives, Directors and Affiliated Parties

The following table summarizes the movements in the amount of loans to executive officers, directors, director nominees, their immediate families and companies affiliated with the directors at December 31:

	2008		2009
	(In millions of Won)

Loans at beginning of the year	~~W~~	109,557	~~W~~	254,463
New loans		180,232		33,594
Repayments		(35,326)		(280,370)

Loans at end of the year	~~W~~	254,463	~~W~~	7,687

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth the outstanding balances at December 31, and the related income and expense for the years ended December 31 for related party transactions:

	2007				2008				2009
			Executives,				Executives,				Executives,
			Directors and				Directors and				Directors and
	Trust		Affiliated		Trust		Affiliated		Trust		Affiliated
	Accounts		Parties		Accounts		Parties		Accounts		Parties
					(In millions of Won)

Loans	~~W~~	—	~~W~~	109,557	~~W~~	—	~~W~~	254,463	~~W~~	—	~~W~~	7,687
Trust fees payable		5,836		—		9,514		—		10,299		—
Short-term borrowings		1,044,059		—		929,175		—		772,373		—
Other liabilities		41,479		—		39,365		—		16,489		—
Net trust management fees		62,641		—		33,567		—		28,960		—
Interest expense on short-term borrowings		44,675		—		42,929		—		24,449		—
Interest on loans		—		3,668		—		5,844		—		329

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

For management reporting purposes, the Group’s business segment results are reported to management under Korean GAAP. The Group is organized into seven major business segments: retail banking, corporate banking, treasury and international business, other banking services, securities brokerage services, credit card and life insurance. The Group’s reportable segments are based on the nature of the products and services provided, the type or class of customers, and the Group’s management organization, and provide the basis on which the Group reports its primary segment information:

•	Retail banking — Activities within this segment include savings and demand deposits, consumer loans and mortgages of individual customers and sole proprietors with lending limits of ~~W~~1,000 million or less.

•	Corporate banking — Activities within this segment include loans, overdrafts, other credit facilities, deposits in foreign currencies and other foreign currency activities. The corporate banking segment’s assets and liabilities are mainly from transactions with customers including small and medium sized private companies, publicly traded enterprises and sole proprietors with lending limits greater than ~~W~~1 billion.

•	Treasury and international business — Activities within this segment include Shinhan Bank’s internal asset and liability management, proprietary trading in securities and derivatives, proprietary investment in security portfolios using Shinhan Bank’s capital, and international business.

•	Other banking services — Activities within this segment include Shinhan Bank’s impaired loan management, administration of Shinhan Bank, and trust account management services.

•	Securities brokerage services — Activities within this segment include a full range of brokerage services, investment advice and financial planning to retail customers, and various investment banking services to corporate customers conducted through Shinhan Investment Corp. (formerly Good Morning Shinhan Securities).

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

•	Credit card — Activities within this segment include processing domestic as well as overseas credit and debit card operations conducted through Shinhan Card. The credit card segment’s assets and liabilities are mainly from transactions with individual or corporate cardholders and card merchants.

•	Life insurance — Activities within this segment include Shinhan Life Insurance’s providing life-insurance products and financial consulting services, by various sales distributions such as FC, TM, CM and Bancasurance (bank alliances including Shinhan Bank), which meet the needs of individual and group customers who want health insurance, whole life insurance and pension plan, etc.

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

Shinhan Financial Group Co, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth information about reporting segments as of and for the years ended December 31:

	2007
	Shinhan Bank
					Treasury &		Other		Securities								Subtotal		US		Inter-
	Retail		Corporate		International		Banking		Brokerage		Credit		Life				before		GAAP		Segment
	Banking		Banking		Business		Services		Services(1)		Card(2)		Insurance		Other		Elimination		Adjustments		Transactions(3)		Total
	(In millions of Won)

Net interest income	~~W~~	2,328,020	~~W~~	863,827	~~W~~	(265,242)	~~W~~	815,499	~~W~~	137,274	~~W~~	2,804,150	~~W~~	292,659	~~W~~	92,810	~~W~~	7,068,997	~~W~~	(1,581,689)	~~W~~	(316,952)	~~W~~	5,170,356
Non-interest income		967,520		265,988		5,463,967		1,766,806		1,803,377		197,496		2,401,362		3,414,529		16,281,045		(11,102,429)		(440,410)		4,738,206

Total revenues		3,295,540		1,129,815		5,198,725		2,582,305		1,940,651		3,001,646		2,694,021		3,507,339		23,350,042		(12,684,118)		(757,362)		9,908,562
Provision(reversal) for credit losses		222,432		136,542		37,535		63,112		6,960		301,406		1,234		(26,475)		742,746		(726,059)		63,872		80,559
Non-interest expense		1,280,449		463,689		5,855,173		1,042,168		1,666,125		1,539,765		2,501,624		626,413		14,975,406		(8,726,318)		(316,442)		5,932,646
Depreciation and amortization		112,157		4,331		1,404		132,482		14,869		77,981		7,795		29,729		380,748		442,888		(11,291)		812,345

Net income (loss) before tax		1,680,502		525,253		(695,387)		1,344,543		252,697		1,082,494		183,368		2,877,672		7,251,142		(3,674,629)		(493,501)		3,083,012
Income tax expense (benefit)		473,033		147,850		(195,740)		378,466		75,920		194,420		51,335		(545,223)		580,061		517,298		(38,915)		1,058,444

Net income attributable to noncontrolling interest		—		—		—		—		—		—		—		—		—		—		94,956		94,956

Net income (loss) attributable to the Group		1,207,469		377,403		(499,647)		966,077		176,777		888,074		132,033		3,422,895		6,671,081		(4,191,927)		(549,542)		1,929,612
US GAAP adjustments		114,637		227,325		(1,059,718)		(36,445)		(30,913)		55,501		(138,793)		(3,323,521)		(4,191,927)		—		—		—
Intersegment transactions		(1,671)		(359,599)		5,144		(644)		14,860		(204,560)		50,391		(53,463)		(549,542)		—		—		—

Net income (loss) attributable to the Group	~~W~~	1,320,435	~~W~~	245,129	~~W~~	(1,554,221)	~~W~~	928,988	~~W~~	160,724	~~W~~	739,015	~~W~~	43,631	~~W~~	45,911	~~W~~	1,929,612	~~W~~	—	~~W~~	—	~~W~~	1,929,612

Segments’ total assets	~~W~~	76,218,864	~~W~~	38,958,864	~~W~~	30,535,586	~~W~~	29,392,573	~~W~~	6,685,978	~~W~~	16,880,921	~~W~~	7,410,857	~~W~~	45,991,211	~~W~~	252,074,854	~~W~~	(11,470,798)	~~W~~	(18,982,152)	~~W~~	221,621,904

Note:

(1)	Securities brokerage business is conducted through Shinhan Investment Corp. (formerly Good Morning Shinhan Securities).

(2)	Credit card business is conducted through Shinhan Card and the credit card segment in Shinhan Bank (formerly Chohung Bank).

(3)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management reporting system.

Shinhan Financial Group Co, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	2008
	Shinhan Bank
					Treasury &		Other		Securities								Subtotal			US		Inter-
	Retail		Corporate		International		Banking		Brokerage		Credit		Life				before			GAAP		Segment
	Banking		Banking		Business		Services		Services(1)		Card(2)		Insurance		Other		Elimination			Adjustments		Transactions(3)	Total
											(In millions of Won)

Net interest income	~~W~~	2,309,914	~~W~~	2,476,414	~~W~~	(578,185)	~~W~~	134,540	~~W~~	184,408	~~W~~	2,958,371	~~W~~	357,085	~~W~~	(500,365)	~~W~~	7,342,182	~~W~~	(1,528,543)	~~W~~	(34,267)	~~W~~	5,779,372
Non-interest income		1,999,084		5,339,037		27,961,314		2,773,492		1,531,926		631,799		2,505,032		5,028,456		47,770,140		(42,109,891)		(1,088,832)		4,571,417

Total revenues		4,308,998		7,815,451		27,383,129		2,908,032		1,716,334		3,590,170		2,862,117		4,528,091		55,112,322		(43,638,434)		(1,123,099)		10,350,789
Provision(reversal) for credit losses		361,749		326,219		(3,660)		244,541		29,009		43,110		9,189		33,407		1,043,564		457,233		(64,199)		1,436,598
Non-interest expense		2,718,954		5,426,404		27,940,895		3,261,292		1,463,084		2,159,435		2,657,719		1,071,084		46,698,867		(40,193,949)		(649,474)		5,855,444
Depreciation and amortization		105,439		4,650		1,607		124,384		14,832		63,250		8,816		19,322		342,300		529,116		—		871,416

Net income (loss) before tax		1,122,856		2,058,178		(555,713)		(722,185)		209,409		1,324,375		186,393		3,404,278		7,027,591		(4,430,834)		(409,426)		2,187,331
Income tax expense (benefit)		309,441		74,099		(51,527)		124,396		53,108		383,800		47,160		44,888		985,365		(191,269)		(99,165)		694,931

Net income attributable to noncontrolling interest		—		—		—		—		—		—		—		—		—		—		11,701		11,701

Net income (loss) attributable to the Group		813,415		1,984,079		(504,186)		(846,581)		156,301		940,575		139,233		3,359,390		6,042,226		(4,239,565)		(321,962)		1,480,699
US GAAP adjustments		(53,561)		(480,122)		149,673		(8,694)		(15,169)		(503,266)		256,082		(3,584,508)		(4,239,565)		—		—		—
Intersegment transactions		24,855		(416,592)		(2,033)		9,177		(9,375)		248,781		6,717		(183,492)		(321,962)		—		—		—

Net income (loss) attributable to the Group	~~W~~	784,709	~~W~~	1,087,365	~~W~~	(356,546)	~~W~~	(846,098)	~~W~~	131,757	~~W~~	686,090	~~W~~	402,032	~~W~~	(408,610)	~~W~~	1,480,699		—		—	~~W~~	1,480,699

Segments’ total assets	~~W~~	84,746,067	~~W~~	46,860,042	~~W~~	50,672,104	~~W~~	31,290,886	~~W~~	7,315,710	~~W~~	17,051,579	~~W~~	8,517,262	~~W~~	48,041,984	~~W~~	294,495,634	~~W~~	(15,492,069)	~~W~~	(18,030,432)	~~W~~	260,973,133

Note:

(1)	Securities brokerage business is conducted through Shinhan Investment Corp. (formerly Good Morning Shinhan Securities).

(2)	Credit card business is conducted through Shinhan Card.

(3)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management

Shinhan Financial Group Co, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	2009
	Shinhan Bank
					Treasury &		Other		Securities								Subtotal		US		Inter-
	Retail		Corporate		International		Banking		Brokerage		Credit		Life				before		GAAP		Segment
	Banking		Banking		Business		Services		Services(1)		Card(2)		Insurance		Other		Elimination		Adjustments		Transactions(3)		Total
											(In millions of Won)

Net interest income	~~W~~	2,245,178	~~W~~	876,033	~~W~~	336,678	~~W~~	242,709	~~W~~	147,002	~~W~~	2,853,957	~~W~~	419,116	~~W~~	(663,136)	~~W~~	6,457,537	~~W~~	(1,217,995)	~~W~~	(18,213)	~~W~~	5,221,329
Non-interest income		669,676		968,840		27,913,513		2,465,668		1,323,276		280,041		2,997,633		3,957,527		40,576,174		(34,322,618)		(568,815)		5,684,741

Total revenues		2,914,854		1,844,873		28,250,191		2,708,377		1,470,278		3,133,998		3,416,749		3,294,391		47,033,711		(35,540,613)		(587,028)		10,906,070
Provision(reversal) for credit losses		558,072		465,414		50,960		132,530		135,192		104,910		12,453		131,996		1,591,527		635,409		(25,772)		2,201,164
Non-interest expense		1,750,268		1,216,338		28,057,444		2,225,703		1,256,340		1,887,058		3,166,479		759,233		40,318,863		(33,403,844)		(491,185)		6,423,834
Depreciation and amortization		79,463		7,010		1,270		107,614		21,718		41,476		13,442		46,906		318,899		394,622		—		713,521

Net income (loss) before tax		527,051		156,111		140,517		242,530		57,028		1,100,554		224,375		2,356,256		4,804,422		(3,166,800)		(70,071)		1,567,551
Income tax expense (benefit)		156,969		46,494		41,850		72,232		12,844		243,799		50,402		26,264		650,854		(181,802)		(45,026)		424,026

Net income attributable to noncontrolling interest		—		—		—		—		—		—		—		—		—		—		9,673		9,673

Net income (loss) attributable to the Group		370,082		109,617		98,667		170,298		44,184		856,755		173,973		2,329,992		4,153,568		(2,984,998)		(34,718)		1,133,852
US GAAP adjustments		(90,671)		(250,439)		247,069		11,610		39,585		(216,509)		(90,485)		(2,635,158)		(2,984,998)		—		—		—
Intersegment transactions		15,684		(327,712)		59,836		(39,297)		14,447		284,414		33,881		(75,971)		(34,718)		—		—		—

Net income (loss) attributable to the Group	~~W~~	295,095	~~W~~	(468,534)	~~W~~	405,572	~~W~~	142,611	~~W~~	98,216	~~W~~	924,660	~~W~~	117,369	~~W~~	(381,137)	~~W~~	1,133,852	~~W~~	—	~~W~~	—	~~W~~	1,133,852

Segments’ total assets	~~W~~	93,012,758	~~W~~	37,373,660	~~W~~	40,836,217	~~W~~	31,014,717	~~W~~	7,551,810	~~W~~	17,556,352	~~W~~	10,054,742	~~W~~	50,983,388	~~W~~	288,383,644	~~W~~	(16,355,259)	~~W~~	(17,118,469)	~~W~~	254,909,916

Note:

(1)	Securities brokerage business is conducted through Shinhan Investment Corp. (formerly Good Morning Shinhan Securities).

(2)	Credit card business is conducted through Shinhan Card.

(3)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management reporting system.

Shinhan Financial Group Co, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

35.	Trust Accounts

The Group offers a variety of asset management and administrative services under trust arrangements in accordance with the FSCMA. In a trust management capacity, the Group is required to exercise due care in managing and preserving the trust assets. The trust accounts managed by the Group are classified into performance-based trusts and guaranteed trusts in terms of the nature of the trusts, and the guaranteed trusts consist of Guaranteed Principal Money Trusts and Guaranteed Fixed Rate Money Trusts.

The Guaranteed Principal Money Trusts require the Group to guarantee the return of the principal amount invested at the termination of a fixed term deposit. Additionally, the Group guarantees a specified rate of return on the principal amount invested in Guaranteed Fixed Rate Money Trusts. Based on the Group’s analysis of potential risk and reward generated from the guaranteed trusts, the Guaranteed Fixed Rate Money Trusts were consolidated in the Group’s consolidated financial statements in accordance with ASC 810-10 (formerly FIN 46(R)). See Note 36 for further discussion on the consolidation scope of the trust accounts.

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

The Group recognized net gain (loss) of ~~W~~8,099 million, ~~W~~1,196 million, and ~~W~~42,878 million in 2007, 2008, and 2009, respectively, related to securitizations and sale of loans in which the Group has surrendered control.

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

On December 31, 2008, the Group adopted ASC 810-10 and ASC 860-10 (formerly FSP FAS 140-4 and FIN 46(R)-8) which requires additional disclosures about its involvement with consolidated and unconsolidated VIEs and expanded the population of VIEs to be disclosed. For example, an unconsolidated vehicle that was sponsored by the Group is now included in the disclosures because the Group has a variable interest in the vehicle, even though that interest is not a significant variable interest. The following disclosures incorporate these requirements.

The Group determined that it was the primary beneficiary of a VIE if the Group absorbs a majority of the expected losses of the VIE, receives a majority of the expected residual returns of the VIE, or both. The Group used qualitative and quantitative assessment to determine whether it was the primary beneficiary of a VIE.

The Group consolidated its Guaranteed Fixed Rate Money Trusts because the Group was deemed to be the primary beneficiary. These trusts were constructed by the Group and it would absorb the majority of the expected losses of the trusts by providing a guarantee of the principal and a fixed rate of return on the principal amount in trust. The Group did not consolidate its Guaranteed Principal Money Trusts or performance-based trusts because the Group was not the primary beneficiary.

Shinhan Financial Group Co, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

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

The following table presents the carrying amounts and classification of assets and liabilities of VIEs which have been consolidated by the Group at December 31:

	Asset-Backed		Investment		Guaranteed Fixed
	Securitizations		Trusts		Rate Money Trusts		Total
	(In millions of Won)

December 31, 2008
Consolidated Assets
Loans	~~W~~	7,359,077	~~W~~	43,720	~~W~~	599	~~W~~	7,403,396
Securities		2,627,863		1,680,910		1,787		4,310,560
Other assets		500,497		191,689		3,483		695,669

Total Assets(1)	~~W~~	10,487,437	~~W~~	1,916,319	~~W~~	5,869	~~W~~	12,409,625

Consolidated Liabilities
Total Liabilities(1)	~~W~~	5,155,354	~~W~~	6,035	~~W~~	6,991	~~W~~	5,168,380

December 31, 2009
Consolidated Assets
Loans	~~W~~	5,857,865	~~W~~	99,124	~~W~~	141	~~W~~	5,957,130
Securities		1,939,535		1,606,396		1,368		3,547,299
Other assets		422,529		371,661		1,656		795,846

Total Assets(1)	~~W~~	8,219,929	~~W~~	2,077,181	~~W~~	3,165	~~W~~	10,300,275

Consolidated Liabilities
Total Liabilities(1)	~~W~~	4,746,732	~~W~~	359,076	~~W~~	5,527	~~W~~	5,111,335

Note:

(1)	Total assets and total liabilities of consolidated VIEs are reported net of intercompany balances that have been eliminated in consolidation.

In addition to the VIEs that are consolidated in accordance with ASC 810-10 (formerly FIN 46(R)), the Group has significant variable interests in certain other VIEs that are not consolidated because the Group is not the primary beneficiary. These VIEs are structured by other third parties. In all cases, the Group does not absorb the majority of the VIEs’ expected losses nor does it receive a majority of the VIEs’ expected residual returns, or both. These VIEs facilitate client transactions, and the Group provides the VIEs with administration services and liquidity. The transactions with these VIEs are conducted at an arm’s length, and individual credit decisions are based upon the analysis of the specific VIE, taking into consideration the quality of the underlying assets. The Group records and reports these transactions with the VIEs similar to any other third party transactions.

Shinhan Financial Group Co, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table presents the aggregated total assets of VIEs where the Group holds a significant variable interest or is a sponsor that holds a variable interest in a VIE, but is not the VIE’s primary beneficiary, and the Group’s maximum exposure to loss as a result of its involvement with the VIEs, and the carrying amount and classification of the assets and liabilities in the Group’s balance sheets that relate to the Group’s variable interest in the VIEs at December 31:

							Guaranteed
							Principal Money
			SPEs Created for				Trusts &
	Asset-Backed		Structured		Investment		Performance		Other
	Securitizations		Financing		Trusts		Based Trusts		Vehicles		Total
					(In millions of Won)

December 31, 2008
Maximum exposure to loss(1)	~~W~~	4,757,476	~~W~~	12,014,374	~~W~~	1,495,887	~~W~~	3,510,352	~~W~~	1,609,127	~~W~~	23,387,216
Total assets of VIEs		16,611,636		27,685,011		7,744,614		3,687,839		12,522,675		68,251,775

On-Balance Sheet Assets
Loans	~~W~~	1,821,505	~~W~~	6,536,367	~~W~~	—	~~W~~	—	~~W~~	141,078	~~W~~	8,498,950
Securities		1,218,770		160,582		833,148		—		200,680		2,413,180
Other assets		27,907		4,230		53		—		663		32,853

Total	~~W~~	3,068,182	~~W~~	6,701,179	~~W~~	833,201	~~W~~	—	~~W~~	342,421	~~W~~	10,944,983

On-Balance Sheet Liabilities	~~W~~	17,525	~~W~~	4,998	~~W~~	32	~~W~~	—	~~W~~	2,241	~~W~~	24,796

December 31, 2009
Maximum exposure to loss(1)	~~W~~	5,684,514	~~W~~	9,179,376	~~W~~	803,815	~~W~~	3,480,492	~~W~~	443,435	~~W~~	19,591,632
Total assets of VIEs		16,629,900		33,698,441		8,796,449		3,700,384		11,750,970		74,576,144

On-Balance Sheet Assets
Loans	~~W~~	1,597,388	~~W~~	7,084,670	~~W~~	—	~~W~~	—	~~W~~	254,618	~~W~~	8,936,676
Securities		601,086		185,236		724,527		—		72,006		1,582,855
Other assets		75,501		1,490		—		—		1,447		78,438

Total	~~W~~	2,273,975	~~W~~	7,271,396	~~W~~	724,527	~~W~~	—	~~W~~	328,071	~~W~~	10,597,969

On-Balance Sheet Liabilities	~~W~~	3,883	~~W~~	516	~~W~~	—	~~W~~	—	~~W~~	873	~~W~~	5,272

Note:

(1)	The Group’s maximum exposure to loss often differs from the carrying amount of assets and liabilities in Group’s balance sheet that relate to the Group’s variable interest in the VIEs. The maximum exposure to loss is dependent on the nature of the Group’s variable interest in the VIEs and is limited to the notional amounts of certain liquidity facilities, other credit support, derivatives and investments the Group has made in the VIEs.

As these maximum exposures to loss expire without being drawn, the total variable interest in these VIEs is not, in the Group’s view, representative of the Group’s actual future funding requirement.

Shinhan Financial Group Co, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

37.	Other Comprehensive Income

The following table sets forth the movements of other comprehensive income, net of tax benefit (expense):

	Foreign		Net Unrealized		Accumulated
	Currency		Gain on		Other
	Translation		Available-for-		Comprehensive
	Adjustments		Sale Securities		Income
	(In millions of Won)

Balance at January 1, 2007	~~W~~	(37,762)	~~W~~	178,645	~~W~~	140,883
Cumulative adjustment for accounting change, net of tax effect of ~~W~~(104)		—		274		274
Foreign currency translation adjustment, net of tax effect of ~~W~~(3,018)		7,958		—		7,958
Unrealized net gains on available-for-sale securities, net of tax effect of ~~W~~(263,852)		—		696,471		696,471
Reclassifications from other comprehensive income to net income, net of tax effect ~~W~~31,629		—		(83,386)		(83,386)

Balance at December 31, 2007		(29,804)		792,004		762,200
Foreign currency translation adjustment, net of tax effect of ~~W~~(52,607)		142,257		—		142,257
Unrealized net gains on available-for-sale securities, net of tax effect of ~~W~~79,924		—		(214,571)		(214,571)
Reclassifications from other comprehensive income to net income, net of tax effect ~~W~~33,781		—		(94,405)		(94,405)

Balance at December 31, 2008		112,453		483,028		595,481
Cumulative adjustment for accounting change, net of tax effect of ~~W~~2,469		—		(8,752)		(8,752)
Foreign currency translation adjustment, net of tax effect of ~~W~~44,997		(67,906)		—		(67,906)
Unrealized net gains on available-for-sale securities, net of tax effect of ~~W~~(63,486)		—		580,596		580,596
Changes in the Group’s ownership interest in subsidiary, net of tax effect of ~~W~~(56)		—		200		200
Reclassifications from other comprehensive income to net income, net of tax effect of ~~W~~49,540		—		(130,606)		(130,606)

Balance at December 31, 2009	~~W~~	44,547	~~W~~	924,466	~~W~~	969,013

38.	Shinhan Financial Group Co., Ltd.

Shinhan Financial Group Co., Ltd. (the Parent Company) coordinates the activities of its various subsidiaries to offer a comprehensive line of financial services to its customers, and serves as the primary source of funding for its non-banking subsidiaries including Shinhan Card, Shinhan Investment Corp. (formerly Good Morning Shinhan Securities), Shinhan Capital.

Distributions of retained earnings of Shinhan Bank and Jeju Bank are restricted in order to meet the minimum capital ratio requirements under the FSC regulations. Also, retained earnings of Shinhan Bank and other subsidiaries of the Parent Company are restricted in accordance with the Bank Act of Korea, the Korean Commercial Law and other laws.

Shinhan Financial Group Co, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

In certain instances, the Parent Company provided guarantees to other financial institutions that provided funding to its subsidiaries.

The following table presents the cash dividends paid to the Parent Company by its subsidiaries and affiliates for the three years ended December 31:

	2007		2008		2009
	(In millions of Won)

Cash dividends paid by:
Consolidated subsidiaries	~~W~~	489,990	~~W~~	1,931,865	~~W~~	136,241
Equity method investees		4,915		12,010		25,210

	~~W~~	494,905	~~W~~	1,943,875	~~W~~	161,451

The Parent Company’s condensed balance sheets as of December 31, 2008 and 2009, and the related condensed statements of income and cash flows for each of three-year period ended December 31, 2007, 2008 and 2009 are as follows:

CONDENSED BALANCE SHEETS

	2008		2009
	(In millions of Korean Won)

Assets
Deposits with banking subsidiary	~~W~~	670,815	~~W~~	429,825
Receivables from subsidiaries:
Non-banking subsidiaries		2,410,000		1,575,000
Investment (at equity) in subsidiaries:
Banking subsidiaries		12,693,260		13,674,187
Non-banking subsidiaries		10,353,528		10,971,879
Premises and equipment		2,237		3,685
Other assets		206,928		160,843

Total assets	~~W~~	26,336,768	~~W~~	26,815,419

Liabilities and stockholders’ equity
Short-term debt	~~W~~	1,155,300	~~W~~	674,000
Long-term debt		7,411,010		5,767,797
Accrued expenses and other liabilities		118,390		155,423

Total liabilities	~~W~~	8,684,700	~~W~~	6,597,220

Stockholders’ equity		17,652,068		20,218,199

Total liabilities and stockholders’ equity	~~W~~	26,336,768	~~W~~	26,815,419

Shinhan Financial Group Co, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

CONDENSED STATEMENTS OF INCOME

	2007		2008		2009
	(In millions of Korean Won)

Income
Dividends from banking subsidiaries	~~W~~	301,123	~~W~~	406,516	~~W~~	11,099
Dividends from non banking subsidiaries		193,782		1,537,359		150,352
Interest income from banking subsidiaries		—		7,329		3,725
Interest income from non banking subsidiaries		63,762		116,914		119,666
Other income		54,408		148,008		203,230

Total income		613,075		2,216,126		488,072
Expenses
Interest expense		401,342		442,683		443,816
Salaries and employee benefits		33,720		4,813		26,975
Other expense		23,042		44,445		57,996

Total expenses		458,104		491,941		528,787

Income (Loss) before income tax expense and undistributed net income (loss) of subsidiaries		154,971		1,724,185		(40,715)
Income tax expense		33,235		14,560		26,756

Income (loss) before undistributed net income (loss) of subsidiaries		121,736		1,709,625		(67,471)
Equity in undistributed net income (loss) of subsidiaries:
Banking subsidiaries		967,433		261,237		470,423
Non-banking subsidiaries		840,443		(490,163)		730,900

Net income	~~W~~	1,929,612	~~W~~	1,480,699	~~W~~	1,133,852

Shinhan Financial Group Co, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2007		2008		2009
	(In millions of Won)

Cash flows from operating activities
Net income	~~W~~	1,929,612	~~W~~	1,480,699	~~W~~	1,133,852
Less: Net income of subsidiaries		(2,302,781)		(1,714,949)		(1,362,774)

Parent Company net loss		(373,169)		(234,250)		(228,922)
Depreciation on premises and equipment		714		811		893
Cash dividends from subsidiaries and equity method investees		494,905		1,943,875		161,451
Other expense (income)		29,088		27,208		(27,002)
Unrealized foreign exchange gain		—		—		(10,818)
Loss on valuation of trading derivatives		—		—		14,224
Other assets, net		27,131		8,427		57,923
Accrued expense and other liabilities, net		35,480		(5,062)		21,343

Net cash provided by (used in) operating activities		214,149		1,741,009		(10,908)

Cash flows from investing activities
Net change in receivables from subsidiaries		(229,928)		(995,000)		835,000
Increase in investment in subsidiaries		(7,215,876)		(967,011)		(31,048)
Decrease in investment in subsidiaries		—		977,471		52,631
Net change in premises and equipment		(556)		(1,503)		(2,302)
Net change in other assets (including assets relating to LG Card acquisition in 2007)		(16,190)		(45,678)		1,008

Net cash provided by (used in) investing activities		(7,462,550)		(1,031,721)		855,289

Cash flows from financing activities
Net change in short-term debt		1,135,000		(99,700)		(481,300)
Proceeds from issuance of long-term debt		3,350,000		1,480,000		712,160
Repayments of long-term debt		(972,362)		(978,763)		(2,360,905)
Proceed from the issuance of stock		3,736,238		—		1,275,260
Net change in treasury stock		(48)		—		—
Cash dividends paid		(336,994)		(572,004)		(230,586)

Net cash provided by (used in) financing activities		6,911,834		(170,467)		(1,085,371)

Net increase (decrease) in cash and due from banks		(336,567)		538,821		(240,990)
Cash and due from banks, beginning of year		468,561		131,994		670,815

Cash and due from banks, end of year	~~W~~	131,994	~~W~~	670,815	~~W~~	429,825

Cash paid for interest	~~W~~	375,573	~~W~~	421,180	~~W~~	438,978

INDEX OF EXHIBITS

1.1	Articles of Incorporation, last amended as of March 24, 2010 (in English)†
2.1	Form of Common Stock Certificate (in English)†*
2.2	Form of Deposit Agreement to be entered into among Shinhan Financial Group, Citibank, N.A., as depositary, and all owners and holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipt*
2.3	Long-term debt instruments of Shinhan Financial Group, Shinhan Bank and other consolidated subsidiaries for which financial statements are required to be filed are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Shinhan Financial Group agrees to furnish the Commission on request a copy of any instrument defining the rights of holders of its long-term debt and that of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.*
4.1	Stock Purchase Agreement by and between Korea Deposit Insurance Corporation and Shinhan Financial Group dated July 9, 2003**
4.2	Investment Agreement by and between Shinhan Financial Group and Korea Deposit Insurance Corporation dated July 9, 2003*
4.3	Agreed Terms, dated June 22, 2004, by and among the President of Korea Deposit Insurance Corporation, CEO of Shinhan Financial Group, CEO of Chohung Bank, Chairman of the National Financial Industry Labor Union of Korea and the Head of the Chohung Bank Chapter of the National Financial Industry Labor Union*
4.4	Merger Agreement between Shinhan Bank and Chohung Bank (in English)†***
4.5	Split-Merger Agreement between Shinhan Card and Chohung Bank (in English)†***
4.6	Form of Share Purchase Agreement, dated January 17, 2006, by and between Shinhan Financial Group and the holders of the redeemable preferred shares and the redeemable convertible shares issued by Shinhan Financial Group as part of the funding for the acquisition of LG Card Co., Ltd. (in English)†***
4.7	LG Card Acquisition Agreement, dated 2006, between Korea Development Bank and 13 other financial institutions, on the one hand, and Shinhan Financial Group†****
8.1	List of all subsidiaries of Shinhan Financial Group
12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act
12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act
13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)
13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

†	A fair and accurate translation from Korean into English.

*	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003.

**	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003. Confidential treatment has been requested for certain portions of the Stock Purchase Agreement.

***	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 30, 2006.

****	Incorporated by reference to registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 30, 2008.

E-1