Form 20-F/A
period 2009-12-31
SHINHAN FINANCIAL GROUP CO LTD
filed 2010-07-26
CIK 1263043

As filed with the Securities and Exchange Commission on July 26, 2010

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F/A
(Amendment No. 1)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission File Number: 001-31798

Shinhan Financial Group Co., Ltd.
(Exact Name of Registrant as Specified in its Charter)

N/A	The Republic of Korea
(Translation of registrant’s	(Jurisdiction of incorporation
name into English)	or organization)
120, 2-Ga, Taepyung-Ro, Jung-Gu
Seoul 100-102, Korea
(Address of principal executive offices)
Sung Hun Ryu, +822 6360 3071(T), irshy@shinhan.com, +822 6360 3082 (F), 120, 2- Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102 Korea
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
(Title of Class)

*	Not for trading, but only in connection with the listing of American depositary shares on the New York Stock Exchange, pursuant to the requirements of the Securities and Exchange Commission.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None
(Title of Class)
     Indicate the number of outstanding shares of each of Shinhan Financial Group’s classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report: 474,199,587 shares of common stock, par value of Won 5,000 per share.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑     No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
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
Yes ☑     No ☐
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☑     No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as	Other ☐
issued by the International Accounting Standards
Board ☐
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐     Item 18 ☐
     If this report is an annual report, indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐     No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST
FIVE YEARS)
     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court:
Yes ☐     No ☐

Page
EXPLANATORY NOTE	1
SIGNATURE	2
EXHIBIT INDEX	3
EX-101 INSTANCE DOCUMENT
EX-101 SCHEMA DOCUMENT
EX-101 CALCULATION LINKBASE DOCUMENT
EX-101 LABELS LINKBASE DOCUMENT
EX-101 PRESENTATION LINKBASE DOCUMENT
EX-101 DEFINITION LINKBASE DOCUMENT

i

EXPLANATORY NOTE
We are filing this Amendment No. 1 on Form 20-F/A to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, which was originally filed with the Securities and Exchange Commission on June 28, 2010, for the sole purpose of furnishing the Interactive Data File as Exhibit 101.
It should be noted that the interactive data files relating to the tables entitled “Consolidated statements of changes in equity for the years ended December 31, 2007, 2008 and 2009” in Exhibit 101, while tagged correctly, may not render correctly on the SEC’s interactive data viewer. As such, you should refer to pages F-7 to F-9 in the Annual Report for the correct versions of such tables.
No other changes have been made to the Form 20-F. This Amendment does not reflect events that have occurred after the June 28, 2010 filing date of the Annual Report on Form 20-F, or modify or update the disclosures presented therein, except to reflect the amendment described above.

1

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this Amendment No. 1 on Form 20-F/A to its Annual Report on Form 20-F for the fiscal year ended December 31, 2009 to be signed on its behalf by the undersigned.
Date: July 26, 2010

Shinhan Financial Group Co, Ltd
By:	/s/ Buhmsoo Choi
	Name:	Buhmsoo Choi
	Title:	Deputy President and Chief Financial Officer

2

EXHIBIT INDEX

Exhibit	Description

101.INS	XBRL Instance Document. *

101.SCH	XBRL Taxonomy Extension Schema Document. *

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document. *

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document. *

101.LAB	XBRL Taxonomy Extension Label Linkbase Document. *

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document. *

*	XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

3