Form 20-F
period 2010-12-31
SHINHAN FINANCIAL GROUP CO LTD
filed 2011-06-28
CIK 1263043

As filed with the Securities and Exchange Commission on June 28, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑      No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☑      No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐      Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):    Yes  ☐      No  ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

In this annual report, unless otherwise indicated, all references to “Won” or “ (Won) ” are to the currency of The Republic of Korea, and all references to “U.S. Dollars,” “Dollars,” “$” or “US$” are to the currency of the United States of America. Unless otherwise indicated, all translations from Won to Dollars were made at (Won)1,130.60 to US$1.00, which was the noon buying rate in the City of New York on December 31, 2010 for cable transfers according to the H.10 statistical release of the Federal Reserve Board (the “Noon Buying Rate”). On June 14, 2011, the Noon Buying Rate was (Won)1,082.4 to US$1.00. The Noon Buying Rate has been volatile recently and the U.S. Dollar amounts referred to in this report should not be relied upon as an accurate reflection of our results of operations. We expect this volatility to continue in the near future. No representation is made that the Won or U.S. Dollar amounts referred to in this report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

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

The selected consolidated income statement and balance sheet data set forth below for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 have been derived from our consolidated financial statements which have been prepared in accordance with U.S. GAAP. Our consolidated financial statements as of and for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 have been audited by independent registered public accounting firm KPMG Samjong Accounting Corp.

You should read the following data with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included in “Item 18. Financial Statements.” Historical results do not necessarily predict future results.

Consolidated Income Statement Data

	Year Ended December 31,
	2006		2007		2008		2009		2010		2010
	(In billions of Won and millions of US$, except per common share data)
Interest and dividend income	(Won)	8,893	(Won)	12,149	(Won)	14,734	(Won)	12,597	(Won)	13,024	$11,520
Interest expense		4,912		6,979		8,955		7,376		6,850	6,059

Net interest income		3,981		5,170		5,779		5,221		6,174	5,461
Provision for credit losses		226		81		1,437		2,201		673	595
Noninterest income		3,786		4,738		4,572		5,685		5,800	5,130
Noninterest expense		5,308		6,745		6,726		7,137		7,902	6,990
Income tax expense		650		1,057		695		424		577	510
Income before extraordinary item and effect of accounting change		1,583		2,025		1,493		1,144		2,822	2,496
Cumulative effect of a change in accounting principle, net of taxes		(10)		—		—		—		—	—

Net income	(Won)	1,573	(Won)	2,025	(Won)	1,493	(Won)	1,144	(Won)	2,822	$2,496
Net Income attributable to noncontrolling interest		18		95		12		10		(23)	(20)

Net income attributable to the Group	(Won)	1,555	(Won)	1,930	(Won)	1,481	(Won)	1,134	(Won)	2,845	$2,516

Net income per common shares (in currency unit):
Net income — basic(1)(3)(4)	(Won)	3,964	(Won)	4,250	(Won)	2,993	(Won)	1,957	(Won)	5,512	$4.84
Net income — diluted(2)(3)(4)		3,964		4,172		2,995		1,955		5,403	4.73
Weighted average common shares outstanding-basic (in thousands of common shares)		392,340		403,475		417,673		461,500		474,200	474,200
Weighted average common shares outstanding-diluted (in thousands of common shares)		392,340		417,228		432,394		476,221		488,921	488,921

Notes:

(1)	Basic earnings per share are calculated by dividing net income available to holders of our common shares by the weighted average number of common shares issued and outstanding for the relevant period.

(2)

Dilutive earnings per share are calculated in a manner consistent with basic earnings per share, while giving effect to the potential dilution that could occur if convertible securities, options or other contracts to issue common shares were converted into or exercised for common shares. We have two categories of potentially dilutive common shares: (i) shares issuable upon the exercise of stock options and (ii) shares issuable upon conversion of the redeemable convertible preferred shares. In 2006, there was no dilutive effect on earnings per share due to a change in accounting policy in 2006 which resulted in the use of the number of the outstanding shares as of the beginning of the year and the election by us to grant cash in lieu of stock upon the exercise of stock options by our employees. We may in the future grant shares in lieu of cash upon the exercise of stock options by our employees, which may impact the dilutive earnings per share in the future.

(3)

We applied the equity method of accounting for the previous ownership interest of 7.15% in LG Card in conformity with Accounting Standard Codification (“ASC”) 323 (formerly APB opinion No. 18). Accordingly, the investment, our results of operation and retained earnings were retroactively adjusted as we acquired control over LG Card in 2007.

(4)

The computations of basic and diluted earnings per share (“EPS”) were adjusted retrospectively to include the effects of a discount offered to shareholders in connection with the rights offering in March 2009, which was due to the fact that the shares offered in the rights offering were issued and sold at a discount to the market price.

Consolidated Balance Sheet Data

	As of December 31,
	2006		2007		2008		2009		2010		2010
	(In billions of Won and millions of US$, except per common share data)
Assets:
Cash and cash equivalents	(Won)	1,691	(Won)	3,580	(Won)	1,365	(Won)	4,363	(Won)	5,689	$5,032
Restricted cash		6,758		4,745		7,049		7,974		5,559	4,917
Interest-bearing deposits		725		1,094		1,627		2,164		2,379	2,104
Call loans and securities purchased under resale agreements		1,243		802		3,066		1,346		2,243	1,984
Trading assets:
Trading securities and other		3,474		8,220		6,724		6,681		11,464	10,140
Derivatives assets		1,363		1,962		11,977		4,617		3,814	3,374
Securities:
Available-for-sale securities		16,894		22,626		29,016		27,612		27,398	24,233
Held-to-maturity securities		7,581		8,224		8,696		12,794		12,587	11,133
Loans (net of allowance for loan losses of (Won)1,575 billion in 2006, (Won)2,099 billion in 2007, (Won)3,201 billion in 2008, (Won)3,638 billion in 2009 and (Won)3,396 billion in 2010)		120,989		149,723		167,308		165,594		176,589	156,190
Customers’ liability on acceptances		1,417		1,701		2,433		2,780		3,961	3,503
Premises and equipment, net		2,097		2,455		2,412		2,437		2,367	2,094
Goodwill and intangible assets		2,584		6,160		5,571		5,072		4,787	4,234
Security deposits		1,108		1,294		1,334		1,323		1,395	1,234
Other assets		7,163		9,036		12,395		10,153		9,800	8,668

Total assets	(Won)	175,087	(Won)	221,622	(Won)	260,973	(Won)	254,910	(Won)	270,032	$238,840

Liabilities and Equity
Liabilities:
Deposits:
Interest-bearing	(Won)	91,578	(Won)	103,241	(Won)	119,762	(Won)	140,809	(Won)	149,814	$132,509
Non-interest-bearing		3,918		3,162		2,942		2,890		3,078	2,722
Trading liabilities		1,611		2,509		11,831		4,565		3,616	3,198
Acceptances outstanding		1,417		1,701		2,433		2,780		3,961	3,503
Short-term borrowings		10,995		15,801		23,225		9,715		8,071	7,139
Secured borrowings		8,103		11,452		10,226		7,944		8,296	7,338
Long-term debt		32,574		46,496		49,652		44,795		46,496	41,125
Future policy benefit		5,683		6,769		7,260		8,310		10,347	9,152
Accrued expenses and other liabilities		9,244		13,369		15,678		12,553		13,145	11,627

Total liabilities		165,123		204,500		243,009		234,361		246,824	218,313

Equity:
Common stock		1,908		1,981		1,981		2,371		2,371	2,097
Redeemable convertible preferred stock		—		74		74		74		74	65
Redeemable preferred stock		—		145		145		145		145	128
Additional paid-in capital		2,710		7,147		7,147		8,038		8,038	7,109
Retained earnings		5,205		6,801		7,710		8,621		11,032	9,758
Accumulated other comprehensive income, net of taxes		141		762		595		969		1,135	1,005
Less: treasury stock, at cost		(162)		—		—		—		—	—

Total Group stockholders’ equity		9,802		16,910		17,652		20,218		22,795	20,162

Noncontrolling interest		162		212		312		331		413	365

Total equity		9,964		17,122		17,964		20,549		23,208	20,527

Total liabilities, Redeemable Convertible Preferred Stock and equity	(Won)	175,087	(Won)	221,622	(Won)	260,973	(Won)	254,910	(Won)	270,032	$238,840

Dividends

	Year Ended December 31,
	2006(1)		2007(1)		2008(1)		2009(1)		2010(1)
	(In Won and US$, except ratios)
U.S. GAAP:
Cash dividends per share of common stock:
In Korean Won	(Won)	800	(Won)	900	(Won)	900	(Won)	—	(Won)	400
In U.S. dollars		$0.86		$0.96		$0.71		$—		$0.35
Cash dividends per share of preferred stock
In Korean Won	(Won)	365	(Won)	—	(Won)	4,928	(Won)	5,275	(Won)	5,275
In U.S. dollars		$0.36		$—		$3.91		$4.53		$4.62
Korean GAAP:
Cash dividends per share of common stock:
In Korean Won	(Won)	800	(Won)	900	(Won)	900	(Won)	—	(Won)	400
In U.S. dollars		$0.86		$0.96		$0.71		$—		$0.35
Dividend ratio(2)		16.00%		18.00%		18.00%		—		8.00%
Cash dividends per share of preferred stock:
In Korean Won	(Won)	1,427	(Won)	1,389	(Won)	3,558	(Won)	3,925	(Won)	4,486
In U.S. dollars		$1.54		$1.48		$2.82		$3.37		$3.97
Dividend ratio(3)		28.54%		27.78%		71.16%		78.51%		89.72%

Notes:

(1)	Represents dividends paid on the common shares of Shinhan Financial Group.

(2)	Represents dividends paid as a percentage of par value of (Won)5,000 per common share of Shinhan Financial Group.

(3)	Represents dividends paid as a percentage of par value of (Won)5,000 per preferred share of Shinhan Financial Group.

Selected Statistical Information

Profitability Ratios

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(Percentages)
Net income attributable to the Group as a percentage of:
Average total assets(1)	0.93%	0.91%	0.60%	0.43%	1.05%
Average total Group stockholders’ equity(1)(2)	17.55	9.73	7.13	5.21	11.81
Including redeemable convertible preferred shares(3)	17.17	9.73	7.13	5.21	11.81
Dividend payout ratio(4)	21.66	18.48	—	37.24	12.50
Net interest spread(5)	2.55	2.49	2.38	1.99	2.26
Net interest margin(6)	2.75	2.82	2.74	2.31	2.61
Efficiency ratio(7)	68.34	68.08	64.98	65.44	65.99
Cost-to-average assets ratio(8)	3.18	3.17	2.71	2.68	2.92
Equity to average asset ratio(9):	5.31	9.32	8.37	8.16	8.89
Including redeemable convertible preferred shares(3)	5.43	9.32	8.36	8.15	8.89

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank and Jeju Bank and (b) quarterly balances for other subsidiaries.

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

(3)

Prior to the issuance of the Series 10 redeemable preferred shares and the Series 11 redeemable convertible preferred shares, we issued several other series of redeemable preferred shares and redeemable convertible preferred shares in August 2003, as part of the funding for the Chohung Bank acquisition. The redeemable preferred shares other than the Series 10 redeemable preferred shares are treated as debt under U.S. GAAP, and their effects on the profitability ratio are not presented in the table. The redeemable convertible preferred shares other than the Series 11 redeemable convertible preferred shares have characteristics of mezzanine securities and are treated as neither debt nor stockholders’ equity under U.S. GAAP, and their effects on the profitability ratio are shown in the table above for comparative purposes. All of the redeemable preferred shares other than Series 10 redeemable preferred shares were redeemed in 2009 and 2010, and all of the redeemable convertible preferred shares other than Series 11 and Series 12 redeemable convertible preferred shares were converted into our common shares in 2005 and 2006. For a description of these preferred shares, see “Item 10.B. Memorandum and Articles of Incorporation — Description of Preferred Stock.”

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

(7)

Represents the ratio of noninterest expense to the sum of net interest income and noninterest income, a measure of efficiency for banks and financial institutions. Efficiency ratio may be reconciled to comparable line-items in our income statements for the periods indicated as follows:

	Year Ended December 31,
	2006		2007		2008		2009		2010
	(In billions of Won, except percentages)
Non-interest expense(A)	(Won)	5,308	(Won)	6,745	(Won)	6,726	(Won)	7,137	(Won)	7,902
Divided by
The sum of net interest income and noninterest income(B)		7,767		9,908		10,351		10,906		11,974
Net interest income		3,981		5,170		5,779		5,221		6,174
Noninterest income		3,786		4,738		4,572		5,685		5,800
Efficiency ratio ((A) as a percentage of (B))		68.34%		68.08%		64.98%		65.44%		65.99%

(8)	Represents the ratio of noninterest expense to average total assets.

(9)

Represents the ratio of average stockholders’ equity (not including the redeemable preferred shares or the redeemable convertible preferred shares, other than the Series 10 redeemable preferred shares and the Series 11 redeemable convertible preferred shares) to average total assets.

Asset Quality Ratios

	As of December 31,
	2006		2007		2008		2009		2010
	(In billions of Won, except percentages)
Total gross loans	(Won)	122,446	(Won)	151,818	(Won)	170,541	(Won)	169,255	(Won)	179,957
Total allowance for loan losses		1,575		2,099		3,201		3,638		3,396
Allowance for loan losses as a percentage of total loans		1.29%		1.38%		1.88%		2.15%		1.89%
Total non-performing loans(1)	(Won)	1,253	(Won)	1,322	(Won)	1,357	(Won)	1,415	(Won)	1,001
Non-performing loans as a percentage of total loans		1.02%		0.87%		0.80%		0.84%		0.56%
Non-performing loans as a percentage of total assets		0.72%		0.60%		0.52%		0.56%		0.37%
Impaired loans(2)	(Won)	1,375	(Won)	1,487	(Won)	2,178	(Won)	2,326	(Won)	2,459
Allowance for impaired loans		865		909		1,181		1,350		1,245
Impaired loans as a percentage of total loans		1.12%		0.98%		1.28%		1.37%		1.37%
Allowance for impaired loans as a percentage of impaired loans		62.91%		61.13%		54.22%		58.04%		50.63%

Notes:

(1)	Non-performing loans are defined as loans, whether corporate or consumer, that are past due more than 90 days.

(2)

Impaired loans include loans that are classified as “substandard” or below according to the asset classification guidelines of the Financial Services Commission, loans that are past due more than 90 days and loans that qualify as “troubled debt restructurings” under U.S. GAAP.

Capital Ratios

	As of December 31,
	2006	2007	2008	2009	2010
	(Percentages)
Requisite capital ratio(1)	139.28%	N/A	N/A	N/A	N/A
BIS ratio(1)	N/A	9.85%	10.19%	12.60%	12.77%
Total capital adequacy ratio of Shinhan Bank	12.01	12.09	13.44	15.13	15.93
Tier I capital adequacy ratio	7.81	7.64	9.30	11.61	13.21
Tier II capital adequacy ratio	4.20	4.45	4.13	3.52	2.72
Adjusted equity capital ratio of Shinhan Card(2)	17.47	25.31	20.32	26.73	24.99
Solvency ratio for Shinhan Life Insurance(3)	232.60	226.05	209.47	212.40	397.93

N/A = Not available

Notes:

(1)

We were restructured as a financial holding company on September 1, 2001, and until 2006, were required to maintain minimum capital as measured by the requisite capital ratio as set forth under the guidelines issued by the Financial Services Commission applicable to financial holding companies. For 2006, the minimum requisite capital ratio applicable to us as a holding company was 100%. Starting 2007, under the revised guidelines, the minimum requisite capital ratio applicable to us changed to the Bank for International Settlement (“BIS”) ratio of 8%. The requisite capital ratio is computed as the ratio of the net aggregate amount of our equity capital to the aggregate amounts of requisite capital. This computation is based on our consolidated financial statements in accordance with Korean GAAP. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

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

The information as of December 31, 2006 represents the information of former Shinhan Card (including that of the credit card division of Chohung Bank, which was split-merged into former Shinhan Card on April 3, 2006). The information as of December 31, 2007 represents the information for LG Card, renamed as Shinhan Card on October 1, 2007 (including that of the assets and liabilities of former Shinhan Card, which were transferred to LG Card on October 1, 2006). This information as of December 31, 2008, 2009 and 2010 represents the information of Shinhan Card.

For comparison, the adjusted equity capital ratio of LG Card as of December 31, 2006 was 34.25%.

(3)

Solvency ratio is the ratio of the solvency margin to the standard amount of solvency margin as defined and computed in accordance with the guidelines issued by the Financial Services Commission for life insurance companies. Under these guidelines, Shinhan Life Insurance is required to maintain a minimum solvency ratio of 100%. Shinhan Life Insurance’s solvency ratio as of the end of its latest fiscal year on March 31, 2011 was 361.42%. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

The Financial Services Commission regulations require that capital ratios be computed based on our consolidated financial statements under Korean GAAP and regulatory guidelines, which vary in certain significant respects from U.S. GAAP. The following table sets forth our capital ratios computed on the basis of our consolidated financial statements under Korean GAAP and the regulatory guidelines of the Financial Services Commission.

	As of December 31,
	2008		2009		2010
	(In millions of Won, except percentages)
Risk-weighted assets	(Won)	183,741,412	(Won)	179,083,070	(Won)	185,694,642
Tier 1 capital		9,822,433		14,087,789		16,456,354
Tier 2 capital		9,822,433		9,520,300		8,492,469

Adjustment(1)		(921,405)		(1,035,959)		(1,237,065)

Total risk-adjusted capital	(Won)	18,723,461	(Won)	22,572,130	(Won)	23,711,758

Capital adequacy ratio (%)		10.19%		12.60%		12.77%
Tier 1 capital ratio (%)		5.35%		7.87%		8.86%

Note:

(1)	Represents the subtraction from the capital line item of capital contributions to Shinhan Life Insurance and Shinhan Vina Bank pursuant to the Financial Supervisory Service guidelines.

Exchange Rates

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low
	(Won per US$1.00)
2006	930.0	950.1	1,002.9	913.7
2007	935.8	928.0	950.2	903.2
2008	1,262.0	1,105.3	1,507.9	935.2
2009	1,163.7	1,270.0	1,532.8	1,163.7
2010	1,130.6	1,155.7	1,253.2	1,104.0
2011 (through June 14)	1,082.4	1,102.5	1,135.6	1,065.5
January	1,119.1	1,118.9	1,128.1	1,111.0
February	1,123.7	1,117.4	1,130.6	1,100.9
March	1,097.3	1,119.3	1,135.6	1,097.3
April	1,068.4	1,083.2	1,091.8	1,068.4
May	1,078.0	1,084.4	1,101.6	1,065.5
June (through June 14)	1,082.4	1,080.9	1,085.2	1,076.2

Source:	Federal Reserve Bank of New York (for the periods ended on or prior to December 31, 2008) and Federal Reserve Board (for the period since January 1, 2009)

Note:

(1)	Represents the average of the Noon Buying Rates on the last day of each month during the relevant period.

We have translated certain amounts in Korean Won, which appear in this annual report, into dollars for convenience. This does not mean that the Won amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, translations of Won amounts to U.S. dollars are based on the Noon Buying Rate in effect on December 31, 2010, which was (Won)1,130.60 to US$1.00. On June 14, 2011, the Noon Buying Rate in effect was (Won)1,082.4 to US$1.00.

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

The Korean economy is closely integrated with, and is significantly affected by, developments in the global economy and financial markets. Recent difficulties affecting the U.S. and global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have increased the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. Due to recent liquidity and credit concerns and volatility in the global financial markets, the value of the Won relative to the Dollar has also fluctuated significantly in recent years. Furthermore, as a result of adverse global and Korean economic conditions, there has been continuing volatility in the stock prices of Korean companies. While the rate of deterioration of the global economy slowed in the second half of 2009, with some signs of stabilization and improvement in 2010, the overall prospects for the Korean and global economy in 2011 and beyond remain uncertain. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

In particular, difficulties in financial and economic conditions could result in significant deterioration in the quality of our assets and accumulation of higher provisioning, allowances for loan losses and charge-offs as an increasing number of our corporate and retail customers declare bankruptcy or insolvency or otherwise face increasing difficulties in meeting their debt obligations. During the recent global financial crisis, our delinquent and non-performing loans increased significantly before returning largely to pre-crisis levels due in part to our preemptive measures and improvements in the general economy. For example, although Shinhan Bank’s delinquent loans (loans with principal payments overdue by one day or more or interest payments overdue for 14 days or more) under Korean GAAP increased during the recent global crisis, they decreased as the economy showed signs of recovery. In 2010, however, Shinhan Bank’s delinquent loans under Korean GAAP increased due to an increase in delinquent loans to borrowers in the construction industry, which resulted primarily from a sustained downturn in the real estate market. Accordingly, Shinhan Bank’s delinquency ratio (total delinquent loans to total outstanding loans) under Korean GAAP increased from 0.62% in 2007 to 0.79% in 2008, decreased to 0.59% in 2009 and increased to 0.78% in 2010. As for Shinhan Card, while its delinquency ratio under the FSC guidelines has steadily decreased from 3.40% in 2007, to 3.14% in 2008, 2.67% in 2009 and 1.80% in 2010 notwithstanding the recent global financial crisis, it may experience a slight increase in delinquency ratio as it seeks to maintain or enlarge its assets amid intensifying competition among credit card companies to gain market share.

Moreover, as was the case during the recent global financial crisis, depending on the nature of the difficulties in the financial markets and general economy, we may be forced to scale back certain of our core lending activities and other operations and/or borrow money at a higher funding cost or face a tightening in the net interest spread, any of which may have a negative impact on our earnings and profitability. Furthermore, while we and our principal subsidiaries currently maintain a capital adequacy ratio at a level higher than the required regulatory minimum, there is no guarantee that an even higher capital requirement will not be imposed by the Government in case of a renewed economic crisis.

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

In the banking sector, Shinhan Bank competes principally with other national commercial banks in Korea, but also faces competition from a number of additional banking institutions, including branches and subsidiaries of foreign banks operating in Korea, regional banks, government-owned development banks and Korea’s specialized banks, such as Korea Development Bank, the Industrial Bank of Korea and the National Association of Agriculture and Fisheries, as well as various other types of financial service providers, including savings institutions (such as mutual savings and finance companies, credit unions and credit cooperatives), investment companies (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. As of December 31, 2010, Korea had seven major nationwide domestic commercial banks (including Citibank and Standard Chartered First Bank, both of which are domestic commercial banks acquired by global financial institutions), six regional commercial banks and branches and subsidiaries of 37 foreign banks. We believe that foreign financial institutions, many of which have greater experiences and resources than we do, will continue to enter the Korean market and compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions.

In the small- and medium-sized enterprise and retail banking segments, which have been Shinhan Bank’s traditional core businesses, competition is expected to increase further, although in a more limited fashion compared to that prior to the recent global financial crisis. Prior to the crisis, most Korean banks, including Shinhan Bank, focused on enlarging their assets through aggressive loan growth from small- and medium-sized enterprises and retail customers and, to a lesser extent, from large corporate borrowers, while developing fee income businesses, including bancassurance and investment products, as complementary sources of revenue. Following the crisis, the Korean banks, including Shinhan Bank, are increasingly focusing on stable asset growth based on quality credit, such as corporate borrowers with high credit ratings, loans to SOHO with high levels of collateralization, and home and mortgage loans within the limits of the prescribed loan-to-value ratios and debt-to-equity ratios, while reducing their credit exposure to small- and medium-sized enterprises. This shift in focus toward stable growth based on less risky assets is likely to result in lower net interest margin and reduced overall profitability, especially as the banks compete for the same pool of quality credit by engaging in price competition or by other means. Shinhan Bank has traditionally focused, and will continue to focus on, enhancing profitability rather than increasing asset size or market share, and has avoided, to the extent practicable, engaging in price competition by way of lowering lending rates. Therefore, if competing financial institutions seek to expand market share by lowering their lending rates, Shinhan Bank may suffer customer loss, especially among customers who select their lenders principally on the basis of lending rates. In response thereto or for other strategic reasons, Shinhan Bank may subsequently lower their lending rates to stay competitive, which could lead to a decrease in its net interest margins and outweigh any positive impact on the net interest margin from a general rise in market interest rates. Any future decline in Shinhan Bank’s customer base or its net interest margins could have an adverse effect on its results of operations and financial condition.

In the credit card sector, Shinhan Card competes principally with existing “monoline” credit card companies, credit card divisions of commercial banks, consumer finance companies, other financial institutions and, recently, credit card service providers allied with mobile telecommunications service providers in Korea. Competition has been intensifying in this sector and the market has seen further signs of saturation as existing and new credit card service providers, such as credit card companies recently spun off from KB Financial Group, have made significant investments and engaged in aggressive marketing campaigns and promotions to acquire new customers and target customers with high credit quality. In addition, other credit card issuers may compete with Shinhan Card for customers by offering lower interest rates and fees, higher credit limits, more attractive promotions and incentives and alternative products such as phone cards, gift cards and low-interest consumer loan products. As a result, Shinhan Card may lose customers or service opportunities to competing credit card issuers and/or incur higher marketing expenses. Customer attrition, together with any lowering of interest rates or fees and/or more extensive marketing and promotional campaigns that Shinhan Card might implement to acquire and retain customers, could reduce its revenues and earnings. Furthermore, the average credit quality of Shinhan Card’s customers may decline if customers with higher credit quality borrow from Shinhan Card’s competitors rather than from Shinhan Card.

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

For example, in June 2008, the Government announced its plans to privatize Korea Development Bank, one of the Government’s key policy banks, and in January 2010, the Government announced its intent to sell its controlling stake in Woori Financial Group, one of the top three financial holding companies in Korea in terms of assets as of December 31, 2010 with a similarly ranked banking operation. If Woori Financial Group were to be acquired by a rival bank or financial holding company, the consolidated entity will have a greater scale of operations, including a larger customer base, and financial resources than us, which may hurt our ability to compete effectively. In addition, Hana Financial Group is currently seeking to complete its acquisition of a majority stake in Korea Exchange Bank. Any of these developments, if materialized, may place us at a competitive disadvantage and outweigh any potential benefit to us in the form of opportunities to acquire new customers who are displeased with the level of services at the newly merged entities or to provide credit facilities to corporate customers who wish to maintain relationships with a wide range of banks in order to diversify their sources of funding.

As the Korean economy further develops and new business opportunities arise, more competitors may enter the financial services industry. Recently, banks are beginning to compete for new customers and it is likely that competition between bank-operated credit card companies and independent card companies will increase substantially. For example, in 2009, Hana SK Card was launched through a partnership between Hana Financial Group Inc. and SK Telecom. In addition, the KT Group is currently in the process of increasing its stake in BC Card while the KDB Group and Korea Post have recently announced their intentions to enter the credit card industry. Furthermore, large non-financial institutions, such as mobile telecommunications companies have also been reported to be considering entry into the Korean credit card and consumer finance businesses by way of market-convergence with the existing and future mobile telephone networks. Both SK Telecom and Korea Telecom have begun to actively provide mobile phone payment services using advanced mobile phone technology. As these two companies are the two largest telecommunications service providers in Korea serving a substantial majority of the Korean population, a widespread consumer acceptance of mobile phone payment services in lieu of credit card services could pose a serious competitive threat to the existing credit card service providers, including our credit card subsidiary.

Competition in the Korean financial services industry may also intensify as a result of deregulation. For example, the FSCMA, which became effective in February 2009, promotes integration and rationalization of the Korean capital markets and financial investment products industry by permitting a wider range of financial services providers to engage in a broader sphere of financial activities, including depositary services, and has, to a significant extent, removed the regulatory barriers between securities brokerage, asset management, derivative financial services and trust services in favor of creating financial investment companies that may engage in all of the foregoing activities. Accordingly, the FSCMA enables the creation of large financial institutions that can offer both commercial and investment banking services modeled after the major global financial institutions based in the United States and Europe. Recently, in light of the recent global financial crisis, the Government has subjected Korean financial institutions to stricter regulatory requirements and guidelines in areas of asset quality, capital adequacy, liquidity and residential and other lending practices, which has had a dampening effect on competition. However, there is no assurance that these measures will continue to curb competition or that the Government will not reverse or reduce such measures or introduce other deregulatory measures, which may further intensify competition in the Korean financial services industry.

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

While we and our subsidiaries currently maintain capital adequacy ratios in excess of the respective required regulatory minimum levels, we or our subsidiaries may not be able to continue to satisfy the capital adequacy requirements for a number of reasons, including an increase in risky assets and provisioning expenses, substitution costs related to the disposal of problem loans, declines in the value of securities portfolios, adverse changes in foreign currency exchange rates, changes in the capital ratio requirements, the guidelines regarding the computation of capital ratios, or the framework set by the Basel Committee on Banking Supervision upon which the guidelines of the Financial Services Commission are based, or other adverse developments affecting our asset quality or equity capital or due to other reasons.

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

In December 2010, the Basel Committee issued final rules in respect of (i) a global regulatory framework for more resilient banks and banking systems and (ii) an international framework for liquidity risk measurement, standards and monitoring, which together are commonly referred to as “Basel III.” The new minimum capital requirements are expected to be phased in from January 1, 2013, with full implementation required by January 1, 2019. The minimum common equity tier 1 requirement of 4.5% and additional capital conservation buffer requirement of 2.5% are expected to be phased in sequentially from January 1, 2013, becoming fully effective on January 1, 2019. Any additional countercyclical capital buffer requirements are also expected to be phased in starting in 2016, in parallel with the capital conservation buffer to a maximum level of 2.5% effective on January 1, 2019, although individual jurisdictions may choose to implement larger countercyclical capital buffers. The leverage ratio will be subject to a supervisory monitoring period, which commenced on January 1, 2011, and a parallel run period, which will commence from January 1, 2013 until January 1, 2017. Further calibration of the leverage ratio will be carried out in the first half of 2017, with a view to migrating to a pillar 1 requirement from January 1, 2018. The Basel Committee has increased the capital requirements for the trading book and complex securitization exposures which are due to be implemented on December 31, 2011. On January 13, 2011, the Basel Committee issued further minimum requirements to ensure that all classes of capital instruments fully absorb losses at the point of non-viability before taxpayers are exposed to loss. Instruments issued on or after January 1, 2013 may only be included in regulatory capital if the new requirements are met. The capital treatment of securities issued prior to this date will be phased out over a ten-year period commencing January 1, 2013. Currently, there is no public guidance as to how the requirements of Basel III will be implemented in Korea. Accordingly, there can be no assurance that such new requirements under Basel III will not require an increase in our banking subsidiaries’ credit risk capital requirements in the future, which may require our banking subsidiaries to either improve their asset quality or raise additional capital.

Our holding company is currently in compliance with Basel I requirements and our banking subsidiaries are currently in compliance with Basel II requirements, and we and our banking subsidiaries are taking active steps to comply with the additional requirements under Basel III, as it becomes applicable.

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

Liquidity is essential to our business as a financial intermediary, and we may seek additional funding in the near future to satisfy liquidity needs, meet regulatory requirements, enhance our capital levels or fund the growth of our operations as opportunities arise. A substantial part of the liquidity and funding requirements for our banking subsidiaries is met through short-term customer deposits. While the volume of our customer deposits has generally been stable over time, there have been times when customer deposits declined substantially due to the popularity of other, higher-yielding investment opportunities, namely stocks and mutual funds, during times of bullish stock markets. During such times, our banking subsidiaries were required to obtain alternative funding at higher costs. In addition, following the deregulation of depositary and settlement services as a result of the Financial Investment Services and Capital Markets Act, our banking subsidiaries may experience a decrease in customer deposits due to intensified competition among a more diversified group of financial services providers. We and our subsidiaries also raise funds in the capital markets and borrow from other financial institutions, the cost of which depends on the market rates and the general availability of credit and the terms of which may limit our ability to pay dividends, make acquisitions or subject us to other restrictive covenants. In addition, during times of sudden and significant devaluations of Korean Won against the U.S. dollar as was the case recently amid the global liquidity crisis, Korean commercial banks, including our banking and credit card subsidiaries, had temporary difficulties in refinancing or obtaining optimal amounts of foreign currency-denominated funding on terms commercially acceptable to us. While we and our subsidiaries are not currently facing liquidity difficulties in any material respect, if we or our subsidiaries are unable to obtain the funding we need on terms commercially acceptable to us for an extended period of time for whatever reason, we may not be able to ensure our financial viability, meet regulatory requirements, implement our strategies or compete effectively.

Credit ratings affect the cost and other terms upon which we and our subsidiaries are able to obtain funding. Domestic and international rating agencies regularly evaluate us and our subsidiaries, and their ratings of our and our subsidiaries’ long-term debt are based on a number of factors, including our financial strength as well as conditions affecting the financial services industry generally and Korea. There can be no assurance that the rating agencies will maintain our current ratings or outlooks. There is no assurance that Shinhan Bank, Shinhan Card, any of our major subsidiaries or our holding company will not experience a downgrade in their respective credit ratings and outlooks for reasons related to the general Korean economy or reasons specific to such institutions. Additional downgrades in the credit ratings and outlooks of us and our subsidiaries will likely increase the cost of our funding, limit our access to capital markets and other borrowings, and require us to post additional collateral in financial transactions, any of which could adversely affect our liquidity, net interest margins and profitability, and in turn, our business, financial condition and results of operation.

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

Commencing in the second half of 2008, interest rates in Korea have declined to historically low levels as the government has sought to stimulate the economy through active rate-lowering measures. As the Korean economy showed signs of recovery, the Korean government increased the base interest rate in July and November 2010 and in January, March and June 2011, to contain inflationary pressures. All else being equal, an increase in interest rates would lead to a decline in the value of traded debt securities. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. Rising interest rates may therefore require us to re-balance our assets and liabilities in order to minimize the risk of potential mismatches and maintain our profitability. In addition, rising interest rate levels may adversely affect the Korean economy and the financial condition of our corporate and retail borrowers, including holders of our credit cards, which in turn may lead to deterioration of our credit portfolio. Since most of our retail and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rate levels will increase the interest costs of our retail and corporate borrowers and could adversely affect their ability to make payments on their outstanding loans.

We may incur losses associated with our counterparty exposures.

We face the risk that counterparties will be unable to honor contractual obligations to us or our subsidiaries. These parties may default on their obligations to us or our subsidiaries due to bankruptcy, lack of liquidity, operational failure or other reasons. This risk may arise, for example, from entering into swaps or other derivative contracts under which counterparties have obligations to make payments to us or our subsidiaries or in executing currency or other trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries. Counterparty risk has increased especially in light of the recent credit crisis and global economic downturn. For example, Shinhan Investment, our securities brokerage subsidiary, recorded losses of (Won)91 billion in 2008 as a result of the bankruptcy filing by Lehman Brothers. Similar losses in the future may have a material adverse effect on our business, financial condition and results of operation.

Risks Relating to Our Banking Business

We have significant exposure to small- and medium-sized enterprises, and financial difficulties experienced by such enterprises may result in a deterioration of our asset quality.

Our banking activities are conducted primarily through our wholly-owned subsidiary, Shinhan Bank. One of our core banking businesses has historically been and continues to be lending to small- and medium-sized enterprises (as defined in “Item 4.B. Business Overview — Our Principal Activities — Corporate Banking Services — Small- and Medium-sized Enterprises Banking”). Our loans to such enterprises amounted to (Won)71,212 billion as of December 31, 2008, (Won)69,571 billion as of December 31, 2009 and (Won)66,890 billion as of December 31, 2010, representing 41.8%, 41.1% and 37.2%, respectively, of our total loan portfolio as of such dates.

Compared to loans to large corporations, which tend to be better capitalized and weather business downturns with greater ease, or loans to individuals and households, which tend to be secured with homes and with respect to which the borrowers are therefore less willing to default, loans to small- and medium-sized enterprises have historically had a relatively higher delinquency ratio. Prior to the onset of the recent global financial crisis, loans to such enterprises were the targets of aggressive lending by Korean banks, including Shinhan Bank, as part of their campaigns to increase their respective market shares. Many small- medium-sized enterprises represent sole proprietorships or small businesses dependent on a relatively limited number of suppliers or customers and tend to be affected to a greater extent than large corporate borrowers by fluctuations in the Korean and global economy. In addition, small- and medium-sized enterprises often maintain less sophisticated financial records than large corporate borrowers. Therefore, it is generally more difficult for us to judge the level of risk inherent in lending to these enterprises, as compared to large corporations. In addition, many small- and medium-sized enterprises have close business relationships with large corporations in Korea, primarily as suppliers. Any difficulties encountered by those large corporations would likely hurt the liquidity and financial condition of related small- and medium-sized enterprises, including those to which we have exposure, also resulting in an impairment of their ability to repay loans. In recent years, some Korean large corporations have expanded into China and other countries with lower labor costs and other expenses through relocating their production plants and facilities to such countries, which may have a material adverse impact on such small- and medium-sized enterprises.

Financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, recent economic difficulties in Korea and globally, as well as aggressive marketing and intense competition among banks to lend to this segment in recent years, have led to a deterioration in the asset quality of our loans to this segment. As of December 31, 2008, 2009 and 2010, under Korean GAAP, Shinhan Bank’s delinquent loans to small- and medium-sized enterprises were (Won)820 billion, (Won)578 billion and (Won)807 billion, respectively, representing delinquency ratios (net of charge-offs and loan sales) of 1.33%, 0.98% and 1.41%, respectively. If Korean or global economy were to experience another economic downturn, the delinquency ratio for our loans to the small- and medium-sized may rise significantly.

Of particular concern is the significant exposure we have to enterprises in the real estate and leasing and construction industries. As of December 31, 2010, we had outstanding loans to the real estate and leasing and construction industries (many of which are small- and medium-sized enterprises) of (Won)13,952 billion and (Won)3,434 billion, respectively, representing 9.39% and 2.31%, respectively, of our total loan portfolio as of such date. We also have other exposure to borrowers in these sectors of the Korean economy, including extending guarantees for the benefit of such companies and holding debt and equity securities issued by such companies.

The enterprises in the real estate development and construction industries in Korea, concentrated in the housing market, are currently experiencing a prolonged downturn characterized by reduced real estate demand and stagnant real estate prices, especially in areas outside of Seoul, largely due to a combination of excessive investment in recent years in residential property development projects, sustained efforts by the Korean government to stem speculation in the housing market and the recent economic crisis in Korea and globally. We also have a limited exposure to real estate project financing, particularly by construction companies that have built residential units in provinces outside the metropolitan Seoul area, which have experienced a relatively low rate of pre-sales, the proceeds from which the construction companies primarily rely on as a source for their liquidity and cash flow. In addition, we also have limited exposure to borrowers in the shipping and shipbuilding industries, which were disproportionately hurt by the recent economic downturn following a particularly robust period and are currently experiencing slow recovery.

The delinquency ratio for the small- and medium-sized enterprises in the construction, shipbuilding and shipping industries may increase significantly if restructuring of troubled companies in these industries intensifies as a result of a Government initiative or concerted efforts by lending institutions to improve their asset quality. For example, in 2009 and 2010, in an effort to curtail further deterioration in the credit quality of troubled companies in certain industries that have been disproportionately affected by the recent global economic crisis, the Government encouraged a swift review of the credit quality of such companies and restructuring of troubled companies by creditor financial institutions, including Shinhan Bank. In accordance with such program, 29 construction companies and eight shipbuilding companies became subject to workouts in February and March 2009. In addition, on June 25, 2010, the Government announced that, following review of credit risk relating to 1,985 companies in Korea with outstanding debt of (Won)50 billion or more, 65 of such companies will be subject to restructuring in the form of workout, liquidation or court receivership. Of the 65 companies, 16 are construction companies, three are shipbuilding companies and one is a shipping company. According to the Government’s announcement, such restructuring is expected to have a limited impact on the asset quality of the commercial banks in Korea given the relatively strong level of capital adequacy and financial position of commercial banks in Korea to absorb potential losses in respect of these troubled companies, if any. However, there is no assurance that the credit exposure to these trouble companies will not increase in the future as a result of an economic downturn or for other reasons, and additional restructuring may follow as a result of a Government initiative or otherwise. Any of the foregoing developments may result in deterioration in the asset quality of our banking subsidiaries. See “Item 4.B. Business — Description of Assets and Liabilities — Credit Exposures to Companies in Workout, Court Receivership or Composition.”

We are taking active steps to curtail delinquency among our small- and medium-sized enterprise customers, including by way of strengthening loan application review processes and closely monitoring borrowers in troubled sectors. Despite such efforts, there is no assurance that the delinquency ratio for our loans to the small- and medium-sized enterprises will not rise in the future, especially if the Korean economy were to face renewed difficulties and a subsequent deterioration in the liquidity and cash flow of these borrowers. A significant rise in the delinquency ratios among these borrowers would lead to increased charge-offs and higher provisioning and reduced interest and fee income from this segment in the future, which would have a material adverse effect on our business, financial condition and results of operation.

A decline in the value of the collateral securing our loans or our inability to fully realize the collateral value may adversely affect our credit portfolio.

Most of our home and mortgage loans are secured by borrowers’ homes, other real estate, other securities and guarantees (which are principally provided by the Government and other financial institutions), and a substantial portion of our corporate loans are also secured, including by real estate. As of December 31, 2010, under Korean GAAP, the secured portion of Shinhan Bank’s loans amounted to (Won)78,358 billion, or 61.9% of its total loans. There is no assurance that the collateral value will not materially decline in the future. Shinhan Bank’s general policy for home and mortgage loans is to lend up to 40% to 60% of the appraised value of collateral and to periodically re-appraise its collateral. However, in light of the sustained downturn in the real estate market in Korea, the value of the collateral may fall below the outstanding principal balance of the underlying loans. Declines in real estate prices reduce the value of the collateral securing our mortgage and home equity loans, and such reduction in the value of collateral may result in our inability to cover the uncollectible portion of our secured loans. A decline in the value of the real estate or other collateral securing our loans, or our inability to obtain additional collateral in the event of such declines, may result in the deterioration of our asset quality and require us to make additional loan loss provisions. In Korea, foreclosure on collateral generally requires a written petition to a Korean court. Foreclosure procedures in Korea generally take seven months to one year from initiation to collection depending on the nature of the collateral, and foreclosure applications may be subject to delays and administrative requirements, which may result in a decrease in the recovery value of such collateral. There can be no assurance that we will be able to realize the full value of collateral as a result of, among others, delays in foreclosure proceedings, defects in the perfection of collateral and general declines in collateral value. Our failure to recover the expected value of collateral could expose us to significant losses.

Guarantees received in connection with our real estate financing may not provide sufficient coverage.

Primarily through Shinhan Bank, we, alone or together with other financial institutions, provide financing to real estate development projects, which are concentrated in the construction of residential and, to a lesser extent, commercial complexes. Developers in Korea commonly use project financing to acquire land and pay for related project development costs. As a market practice, lenders in project financing, including Shinhan Bank, generally receive from general contractors a performance guarantee for the completion of projects by the developers as well as a payment guarantee for the loans raised by a special purpose financing vehicle established by the developers in order to procure the construction orders, as the developers tend to be small and highly leveraged. While the general contractors tend to be large and well-established construction companies, given the sustained downturn in the real estate market and the construction industry in general, there is no guarantee that even such companies will have sufficient liquidity to back up their guarantees made for the benefit of the developers if the real estate development projects do not generate sufficient cash flow from pre-sales of the residential or commercial units. This is particularly the case for development projects outside the Seoul metropolitan area, which in recent years have had lower than expected levels of pre-sales. If defaults arise under our loans to real development projects and the general contractors fail to pay the guaranteed amount necessary to cover the amount of our financings, this may have a material adverse effect on our business, financial condition and results of operations.

A limited portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, and future financial difficulties experienced by them may have an adverse impact on us.

Of our 20 largest corporate exposures as of December 31, 2010, seven were companies that are or were members of the main debtor groups identified by the Governor of the Financial Supervisory Service, which are largely comprised of chaebols. As of such date, the total amount of our exposures to the main debtor groups was (Won)24,561 billion, or 9.71% of our total exposure. As of that date, our single largest outstanding chaebol exposure amounted to (Won)3,763 billion, or 1.49% of our total exposures. See “Item 4.B. Business Overview — Description of Assets and Liabilities — Loans — Loan Portfolio — Exposure to Main Debtor Groups.” If the credit quality of our exposures to large corporations, including those in the main debtor groups, declines, we may be required to record additional loan loss provisions in respect of loans and impairment losses in respect of securities, which would adversely affect our financial condition, results of operations and capital adequacy. We cannot assure you that the allowances we have established against these exposures will be sufficient to cover all future losses arising from such exposures, especially in the case of a renewed economic downturn.

In May 2010, creditor financial institutions entered into agreements with nine main debtor groups, largely comprised of chaebols, under which such groups agreed to undertake plans to improve their financial conditions, including through sale of subsidiaries. While Shinhan Bank was not the main creditor financial institution to any of these main debtor groups, Shinhan Bank was one of the creditor financial institutions and has exposure to a limited number of such corporations and main debtor groups. While these main debtor groups are making significant efforts to improve their financial conditions, such as by obtaining intragroup loans and entering into agreements to further improve their capital structures, none of them have exited the latest restructuring programs. In addition, there is no assurance that there will not be future restructuring with major corporate customers or that such restructuring will not result in significant losses to Shinhan Bank with less than full recovery. In addition, bankruptcies or financial difficulties of large corporations, including chaebol groups, may have the adverse ripple effect of triggering delinquencies and impairment of our loans to small- and medium-sized enterprises that supply parts or labor to such corporations. If we experience future losses from our exposures to large corporations, including chaebol groups, it may have a material adverse impact on our business, financial condition and results of operation. See “Item 4.B. Business Overview — Description of Assets and Liabilities — Loans — Loan Portfolio — Exposure to Main Debtor Groups.”

Any deterioration in the asset quality of our guarantees and acceptances will likely have a material adverse effect on our financial condition and results of operations.

In the normal course of banking activities, we make various commitments and incur certain contingent liabilities in the form of guarantees and acceptances. Certain guarantees which are not derivative contracts have been recorded on our consolidated balance sheet at their fair value at inception. Other guarantees are recorded as off-balance sheet items in the footnotes to our financial statements and those guarantees that we have confirmed to make payments on become acceptances, which are recorded on the balance sheet. As of December 31, 2010, we had aggregate guarantees and acceptances of (Won)18,965 billion, for which we provided allowances for losses of (Won)136 billion. Such guarantees and acceptances include refund guarantees provided by us to shipbuilding companies, which involve guaranteeing a refund payment of the initial cash payment (typically 25% of the contract amount for ship orders) received by shipbuilders from buyers in the event that such shipbuilders are unable to deliver the ships in time or otherwise default under the shipbuilding contracts. In recent years, small- and medium-sized shipbuilding companies have faced increasing financial difficulties due to the global economic downturn and the resulting slowdown in shipbuilding orders, which has increased the risk that they may default on their shipbuilding contracts and we may have to make payments under the refund guarantees. The refund guarantees provided by us to small- and medium-sized shipbuilding companies amounted to approximately (Won)749 billion as of December 31, 2010. If there is significant deterioration in the quality of assets underlying our guarantees and acceptances, our allowances may be insufficient to cover actual losses resulting in respect of these liabilities, or the losses we incur on the relevant guarantees and acceptances may be larger than the outstanding principal amount of the underlying loans.

Risks Relating to Our Credit Card Business

Future changes in market conditions as well as other factors may lead to reduced revenues and deterioration in the asset quality of credit card receivables.

In recent years, credit card and other consumer debt has increased significantly in Korea. As of December 31, 2008, 2009 and 2010, Shinhan Card’s credit card assets amounted to (Won)8,578 billion, (Won)10,941 billion and (Won)13,363 billion, respectively, on a reported basis and (Won)14,011 billion, (Won)14,569 billion and (Won)16,997 billion, on a managed basis. Our large exposure to credit card and other consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers in general. For example, a rise in unemployment, an increase in interest rates, a downturn in the real estate market, or a general contraction or other difficulties affecting the Korean economy may lead Korean consumers to reduce spending (a substantial portion of which is conducted through credit card transactions), which in turn leads to reduced earnings for our credit card business, as well as to higher default rates on credit card loans, deterioration in the quality of our credit card assets and increased difficulties in recovering written-off assets from which a significant portion of Shinhan Card’s revenues is derived. Any of these developments could have a material adverse effect on our business, financial condition and results of operation.

In line with industry practice, Shinhan Card restructured certain of its delinquent loan balances. As of December 31, 2010, these restructured loans outstanding amounted to (Won)211.2 billion.

Competition in the Korean credit card industry is intense and growing market saturation in the credit card sector may adversely affect growth prospects and profitability of Shinhan Card.

Competition in the credit card and consumer finance businesses has increased substantially in recent years and is intense as existing credit card companies, commercial banks, consumer finance companies and other financial and mobile telecommunications institutions in Korea have made significant investments and engaged in aggressive marketing campaigns and promotions in these areas. The growth, market share and profitability of our credit card subsidiary’s operations may decline or become negative as a result of growing market saturation in this sector, intensified interest rate competition, pressure to lower fee rates and incur higher marketing expenses, as well as Government regulation and social and economic developments in Korea, such as changes in consumer confidence levels, spending patterns or public perception of credit card usage and consumer debt. For example, other credit card issuers may compete with Shinhan Card for customers by offering lower interest rates and fees, higher credit limits, different product offerings and/or better customer service, which may lead to a loss by Shinhan Card of accounts and/or account balances to competing credit card issuers. Customer attrition from any or all of Shinhan Card’s products, together with any lowering of interest rates or fees that Shinhan Card might implement to retain customers and higher marketing expenses could reduce its revenues and earnings. As the credit card market further matures and becomes more saturated in terms of the number of cardholders and transaction volume, the average credit quality of Shinhan Card’s customers may deteriorate if customers with higher credit quality borrow from our competitors rather than Shinhan Card and it may become more difficult for Shinhan Card to attract and maintain qualified customers.

Shinhan Card’s ability to maintain its market position and continue its asset growth in the future will depend on, among others, its ability to (i) develop and market new products and services that are attractive to its customers, (ii) generate funding at commercially reasonable rates and in amounts sufficient to support preservation of assets and further asset growth, (iii) develop the personnel and systemic infrastructure necessary to manage its growth and increasingly diversified business operations and (iv) manage increasing delinquencies. In addition, external factors such as competition and Government regulation in Korea may limit Shinhan Card’s ability to maintain its growth, and economic and social developments in Korea, such as changes in consumer confidence levels or spending patterns, as well as changes in the public perception of credit card usage and consumer debt, could have an adverse impact on the growth of Shinhan Card’s credit card assets in the future. Furthermore, if Shinhan Card fails to simultaneously manage its asset quality and its asset growth or sacrifices asset quality in exchange for asset growth, its delinquency ratio may be adversely affected. If the rate of growth of Shinhan Card’s assets declines or becomes negative or its delinquency ratio increases, our business, financial condition and results of operation may be adversely affected.

Shinhan Card may not be able to increase consumer and business spending and borrowing on its card products or manage the costs of its cardholder benefits intended to stimulate such use.

Increasing consumer and corporate spending and borrowing on our card products and growth in card lending balances depend in part on Shinhan Card’s ability to develop and issue new or enhanced card and prepaid products and increase revenue from such products and services. Shinhan Card’s future earnings and profitability also depend on its ability to attract new cardholders, reduce cardholder attrition, increase merchant coverage and capture a greater share of customers’ total credit card spending in Korea and overseas. Shinhan Card may not be able to manage and expand cardholder benefits in a cost-effective manner or contain the growth of marketing, promotion and reward expenses to a commercially reasonable level. If Shinhan Card is not successful in increasing customer spending or in containing costs or cardholder benefits, its financial condition, results of operation and cash flow could be negatively affected.

Risks Relating to Our Other Businesses

We may incur significant losses from our investments and, to a lesser extent, trading activities due to market fluctuations.

We enter into and maintain large investment positions in fixed income products, primarily through our treasury and investment operations. We describe these activities in “Item 4.B. Business Overview — Our Principal Activities — Treasury and Securities Investment.” We also maintain smaller trading positions, including equity and equity-linked securities and derivative financial instruments as part of our operations. Taking these positions entails making assessments about financial market conditions and trends. The revenues and profits we derive from many of these positions and related transactions are dependent on market prices, which are beyond our control. When we own assets such as debt securities, a decline in market prices, for example as a result of fluctuating market interest rates, can expose us to trading and valuation losses. If market prices move in a way that we have not anticipated, we may experience losses. In addition, when markets are volatile and subject to rapid changes in the price directions, the actual market prices may be contrary to our assessments and lead to lower than anticipated revenues or profits, or even result in losses, with respect to the related transactions and positions.

We may generate losses from brokerage and other commission- and fee-based business.

We, through our investment and other subsidiaries, currently provide, and seek to expand the offerings of, brokerage and other commission-and fee-based services. Downturns in stock markets typically lead to a decline in the volume of transactions that we execute for our customers and, therefore, to a decline in our non-interest revenues. In addition, because the fees that we charge for managing our clients’ portfolios are often based on the size of the assets under management, a downturn in the stock market which has the effect of reducing the value of our clients’ portfolios or increasing the amount of withdrawals also generally reduces the fees we receive from our securities brokerage, trust account management and other asset management services. Even in the absence of a market downturn, below-market performance by our securities, trust account or asset management subsidiaries may result in increased withdrawals and reduced cash inflows, which would reduce the revenue we receive from these businesses. In addition, protracted declines in asset prices can reduce liquidity for assets held by us and lead to material losses if we cannot close out or otherwise dispose of deteriorating positions in a timely way or at commercially reasonable prices.

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

We are one of the largest and most influential financial institutions in Korea by virtue of our financial track records, market share and the size of our operations and customer base. Our reputation is critical to maintaining our relationships with clients, investors, regulators and the general public. Our reputation can be damaged in numerous ways, including, among others, employee misconduct (including embezzlement), litigation, compliance failures, corporate governance issues, failure to properly address potential conflicts of interest, the activities of customers and counterparties over which we have limited or no control, prolonged or exacting scrutiny from regulatory authorities and customers regarding our trade practices, or uncertainty about our financial soundness and our reliability. If we are unable to prevent or properly address these concerns, we could lose our existing or prospective customers and investors, which could adversely affect our business, financial condition and results of operation.

Our risk management policies and procedures may not be fully effective at all times.

In the course of our operations, we must manage a number of risks, such as credit risks, market risks and operational risks. Although we devote significant resources to developing and improving our risk management policies and procedures and expect to continue to do so in the future, our risk management techniques may not be fully effective at all times in mitigating risk exposures in all market environments or against all types of risk, including risks that are unidentified or unanticipated. For example, from time to time, a limited number of our and our subsidiaries’ personnel have engaged in embezzlement of substantial amounts for an extended period of time before such activities were detected by our risk management systems. In response to these incidents, we have strengthened our internal control procedures by, among others, implementing a real-time monitoring system, but there is no assurance that such measures will be sufficient to prevent similar employee misconducts in the future. Management of credit, market and operational risk requires, among others, policies and procedures to record properly and verify a large number of transactions and events, and we cannot assure you that these policies and procedures will prove to be fully effective at all times against all the risks we face.

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

During the recent global credit crisis, the Korean stock market suffered a downturn, which in turn caused a sharp fall in the rates of return of investment funds whose performance was tied to domestic and foreign stock markets. Consequently, investors in these funds have increasingly brought lawsuits against commercial banks in Korea that sold such investment fund products based on the allegation that such banks used defective sales practices in selling such funds, such as failing to comply with disclosure requirements or unfairly inducing them to invest in the funds. There have been cases in which the courts required the banks to compensate their customers for inadequate disclosure and unfair inducement. We cannot assure you that, despite due training, all of our employees in charge of such sales have not breached disclosure requirements, engaged in unfair inducement or committed similar acts or will not do the same in the future.

Our newly adopted accounting standards under IFRS effective January 1, 2011 may significantly impact the results of our financial reporting in the future.

Pursuant to regulatory requirements applicable to all listed companies on the Korea Exchange, we adopted the International Financial Reporting Standards (“IFRS”) as our new accounting standards effective

January 1, 2011, which will impact our financial reporting for financial years beginning in 2011. IFRS is the financial reporting standard adopted in more than 110 countries and has requirements that are substantially different from those under Korean GAAP or U.S. GAAP. In addition, compared to reporting standards under Korean GAAP or U.S. GAAP, IFRS provides for differing reporting requirements with respect to the scope of consolidation, goodwill valuation, allowance for losses, revenue recognition and determination of employee compensation, which may make it difficult for our shareholders and other investors to compare our future reported financial results under the IFRS to our reported financial results under the Korean GAAP or U.S. GAAP and thereby make their investment decisions on a sufficiently informed basis. For our continued SEC reporting obligations, we will prepare and report our financial statement under IFRS as issued by the International Accounting Standard Board (“IASB”).

We may experience disruptions, delays and other difficulties relating to our information technology systems.

We rely on our information technology systems for our daily operations including billing, online and offline financial transactions settlement and record keeping. We also upgrade from time to time our groupwide customer data-sharing and other customer relations management systems. We may experience disruptions, delays or other difficulties relating to our information technology systems, and may not timely upgrade our systems as currently planned. Any of these developments may have an adverse effect on our business and adversely impact our customers’ confidence in us.

Risks Relating to Law, Regulation and Government Policy

We are a heavily regulated entity and operate in a legal and regulatory environment that is subject to change, and violations could result in penalties and other regulatory actions.

As a financial services provider, we are subject to a number of regulations that are designed to maintain the safety and soundness of Korea’s financial system, to ensure our compliance with economic and other obligations and to limit our risk exposure. These regulations may limit our activities, and changes in these regulations may increase our costs of doing business. Regulatory agencies frequently review regulations relating to our business and implement new regulatory measures, including increasing the minimum required provisioning levels, capital ratios or capital adequacy ratios applicable to us and our subsidiaries from time to time. We expect the regulatory environment in which we operate to continue to change. Changes in regulations applicable to us, our subsidiaries and our or their business or changes in the implementation or interpretation of such regulations could affect us and our subsidiaries in unpredictable ways and could adversely affect our business, results of operations and financial conditions.

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

During the recent global financial crisis and the ensuing economic downturn, many governments worldwide, including the Government, became directly involved in providing assistance, by direct investment otherwise, to troubled financial institutions and corporations, typically in exchange for increased government monitoring and guidance of the operations of such entities. In Korea, for example, in 2008 and 2009 several major commercial banks, including Shinhan Bank, applied for Government-backed credit lines, which if drawn down would have imposed greater Government monitoring of their operations. While no drawdown has been made and these programs have since terminated, there is no assurance that if the Korean or global economy were to experience another severe crisis, financial institutions in Korea, including us and our subsidiaries, will not require special assistance from the Government, which would generally impose greater government monitoring and restrictions on our business and operations and may have a material adverse effect on our business, results of operations and financial condition.

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

In light of the widely held perception that the recent global liquidity crisis is at least partly attributable to deficiencies in the risk management systems and capital adequacy of financial institutions, many governments worldwide have taken or are considering taking measures to increase regulatory oversight in these and other areas. Examples of such measures currently being considered by the Government include proposals to further regulate capital and liquidity of financial institutions in line with Basel II and Basel III. There can be no assurance that such measures will have the desired consequences or not have untended adverse consequences which could hurt our business, results of operation and financial condition or profitability.

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

In addition, in light of the sizable non-performing assets from project financings (mostly related to real estate project financings) by low-tiered commercial banks and merchant banks, the Government is currently in the process of establishing a “project financing normalization bank” with capital contributions and loans from seven major commercial and policy banks, namely, Woori Bank, Kookmin Bank, Nonghyup Bank, Shinhan Bank, Hana Bank, Korea Development Bank and Industrial Bank of Korea. These banks are expected to make capital contributions and loans in the aggregate amount of (Won)1,228 billion, of which Shinhan Bank will be responsible for capital contribution of (Won)92 billion and loans of (Won)19 billion. Given the poor quality of assets for such project financings, there is no assurance that Shinhan Bank will be able to recoup its investments into or have its loan repaid by this special bank.

The level and scope of government oversight of our lending business, particularly regarding home equity and mortgage loans, may change depending on the economic or political climate.

Curtailing excessive speculation in the real estate market has historically been a key policy initiative for the Government, and it has in the past adopted several regulatory measures, including in relation to retail banking, to affect such policy. Some of the measures undertaken in the past include requiring financial institutions to impose stricter debt-to-income ratio and loan-to-value ratio requirements for mortgage loans for real property located in areas deemed to have engaged in a high level of speculation, raising property tax on real estate transactions for owners of multiple residential units, adopting a ceiling on the sale price of newly constructed housing units and recommending that commercial banks restrain from making further mortgage and home equity lending, among others.

The Government may from time to time take measures to regulate the housing market in order to preempt undue speculation, including by way of imposing restrictions on retail lending, including mortgage and home equity lending. For example, in September 2009, in light of the growing concerns about the rising level of household debt in Korea, which is in large part secured by residential property, the Financial Supervisory Service announced that it will apply stricter debt-to-income ratios for mortgage and home equity lending. Any measure by the Government that is designed to stimulate or curb growth in the real property sector may be premature, result in unintended consequences or contribute to substantial future declines in real estate prices in Korea, which will reduce the value of the collateral securing our mortgage and home equity loans. See “— Risks Relating to Our Banking Business — A decline in the value of the collateral securing our loans or our inability to fully realize the collateral value may adversely affect our credit portfolio.” Such measures may also have the effect of limiting the growth and profitability of our retail banking business, especially in the area of mortgage and home equity lending.

Korea’s legislation allowing class action suits related to securities transactions may expose us to additional litigation risk.

The Act on Class Actions regarding Securities allows class action suits to be brought by shareholders of companies listed on the Korea Exchange, including ours, for losses incurred in connection with the purchase and sale of securities and other securities transactions arising from (i) false or inaccurate statements provided in registration statements, prospectuses and business reports; (ii) insider trading and (iii) market manipulation. This law permits 50 or more shareholders who collectively hold 0.01% or more of the shares of a company at the time when the cause of such damages occurred to bring a class action suit against us and our subsidiaries and our and their respective directors and officers. It is uncertain how the courts will apply this law, however, as this law has been enacted only recently and there are few precedents. Litigation can be time-consuming and expensive to resolve, and can divert valuable management time and attention from the operation of a business. We are not aware of any basis for such suit being brought against us, nor, to our knowledge, are there any such suits pending or threatened. Any such litigation brought against us could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Korea

Unfavorable financial and economic conditions in Korea and globally may have a material adverse impact on our asset quality, liquidity and financial performance.

We are incorporated in Korea, where most of our assets are located and most of our income is generated. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our business, results of operation and financial condition are substantially dependent on developments relating to the Korean economy. As Korea’s economy is highly dependent on the health and direction of the global economy, and investor’s reactions to developments in one country can have adverse effects on the securities price of companies in other countries, we are also subject to the fluctuations of the global economy and financial markets. Factors that determine economic and business cycles in the Korean or global economy are for the most part beyond our control and inherently uncertain. In addition to discussions of recent developments regarding the global economic and market uncertainties and the risks relating to us as provided elsewhere in this section, factors that could hurt Korea’s economy in the future include, among others:

•	inflation levels, volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (particularly against U.S. dollar), interest rates and stock markets;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

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

•

any other developments that has a material adverse effect in the global economy, such as an act of war, a terrorist act, a breakout of an epidemic such as SARS, avian flu or swine flu or natural disasters such as the earthquake and tsunami in Japan in March 2011 and a resulting leakage of nuclear materials, and the related disruptions in the economies of Japan and other countries.

Any future deterioration of the Korean economy could have an adverse effect on our business, financial condition and results of operation.

Tensions with North Korea could have an adverse effect on us, the price of our common stock and our American depositary shares.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and long-range missile programs and uncertainty regarding North Korea’s actions and possible responses from the international community. In April 2009, after launching a long-range rocket over the Pacific Ocean, which led to protests from the international community, North Korea announced that it would permanently withdraw from the six-party talks that began in 2003 to discuss Pyongyang’s path to denuclearization. On May 25, 2009, North Korea conducted its second nuclear testing by launching several short-range missiles. In response to such actions, the Republic decided to join the Proliferation Security Initiative, an international campaign aimed at stopping the trafficking of weapons of mass destruction, over Pyongyang’s harsh rebuke and threat of war. After the United Nations Security Council passed a resolution on June 12, 2009, to condemn North Korea’s second nuclear test and impose tougher sanctions such as a mandatory ban on arms exports, North Korea announced that it would produce nuclear weapons and take “resolute military actions” against the international community.

There recently has been increased uncertainty about the future of North Korea’s political leadership and its implications for the economic and political stability of the region. In June 2009, Korean and U.S. officials announced that Kim Jong-il, the North Korean ruler who reportedly suffered a stroke in August 2008, designated his third son, Kim Jong-eun, who is reported to be in his twenties, to become his successor. In September 2010, Kim Jong-eun was made a general in the North Korean army, named the vice chairman of the Central Military Commission and appointed to the Central Committee of the Workers’ Party in a series of measures widely believed to be part of the succession plan. The succession plan, including its likelihood of success and its implications for the politics and economy of North Korea, however, remains uncertain. In addition, North Korea’s economy faces severe challenges. For example, on November 30, 2009, North Korea redenominated its currency at a ratio of 100 to 1 as part of its first currency reform in 17 years as a way to control inflation and reduce the income gap among its citizens. In tandem with the currency redenomination, the North Korean government banned the use or possession of foreign currency by its residents and closed down privately run markets, which led to severe inflation and food shortages. Such developments may further aggravate social and political tensions within North Korea.

Furthermore, there have been recent military conflicts on the Korean peninsula. On March 26, 2010, the Cheonan, a Korean navy ship, sank off the western coast of Korea killing 46 soldiers. An investigation carried out by the Joint Civilian-Military Investigation Group, consisting of investigators from Korea, the United States, Australia, the United Kingdom and Sweden, concluded that the Cheonan was sunk by a North Korean torpedo. Also, on November 23, 2010, the North Korean military fired artillery shells onto the Korean island of Yeonpyeong, killing two Korean soldiers and two civilians which set off an exchange of fire between the two sides. Around the end of 2010, the International Criminal Court tentatively concluded that North Korea’s sinking of the Cheonan and shelling of the island of Yeonpyeong constituted a war crime, and launched a preliminary investigation regarding such incidents.

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

As part of the financing for the LG Card acquisition, we issued to 12 entities in Korea an aggregate of 14,721,000 redeemable convertible preferred shares, which are convertible into 3.01% of our total issued common shares on a fully diluted basis. These redeemable convertible preferred shares may be converted into our common shares at any time from January 26, 2008 through January 25, 2012. On August 19, 2010, Shinhan Financial Group redeemed a total of 9,383,459 Series 5 and 8 redeemable preferred stock held by Korea Deposit Insurance Corporation and general institutional investors, of which 9,316,793 shares were held by Korea Deposit Insurance Corporation and 66,666 shares were held by general institutional investors, for a redemption price per share (including accrued dividends) of (Won)18,546 for Series 5 redeemable preferred stock and (Won)150,009 for Series 8 redeemable preferred stock for a total redemption amount of (Won)182,794 million. Currently, we do not know when or what additional percentage of our redeemable convertible preferred shares will be converted, or disposed of following the conversion. Accordingly, we cannot currently predict the impact of such conversion or disposal.

Ownership of our shares is restricted under Korean law.

Under the Financial Holding Companies Act, any single shareholder (together with certain persons in a special relationship with such shareholder) may acquire beneficial ownership of up to 10% of the total issued and outstanding shares with voting rights of a bank holding company controlling national banks such as us. In addition, any person, except for a “non-financial business group company” (as defined below), may acquire in excess of 10% of the total voting shares issued and outstanding of a financial holding company which controls a national bank, provided that a prior approval from the Financial Services Commission is obtained each time such person’s aggregate holdings exceed 10% (or 15% in the case of a financial holding company controlling regional banks only), 25% or 33% of the total voting shares issued and outstanding of such financial holding company. The Government and the Korea Deposit Insurance Corporation are exempt from this limit. Furthermore, certain non-financial business group companies (i.e., (i) any same shareholder group with aggregate net assets of all non-financial business companies belonging to such group of not less than 25% of the aggregate net assets of all members of such group; (ii) any same shareholder group with aggregate assets of all non-financial business companies belonging to such group of not less than (Won)2 trillion; or (iii) any mutual fund in which a same shareholder group identified in (i) or (ii) above owns more than 4% of the total shares issued and outstanding of such mutual fund) may not acquire beneficial ownership in us in excess of 4% of our outstanding voting shares, provided that such non-financial business group companies may acquire beneficial ownership of up to 10% of our outstanding voting shares with the approval of the Financial Services Commission under the condition that such non-financial business group companies will not exercise voting rights in respect of such shares in excess of the 4% limit. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Restrictions on Financial Holding Company Ownership.” To the extent that the total number of shares of our common stock that you and your affiliates own together exceeds these limits, you will not be entitled to exercise the voting rights for the excess shares, and the Financial Services Commission may order you to dispose of the excess shares within a period of up to six months. Failure to comply with such an order would result in a fine of up to (Won)50 million, plus an additional charge of up to 0.03% of the book value of such shares per day until the date of disposal.

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

We are a corporation with limited liability organized under the laws of Korea. Substantially all of our directors and officers and other persons named in this annual report reside in Korea, and all or a significant portion of the assets of our directors and officers and other persons named in this annual report and substantially all of our assets are located in Korea. As a result, it may not be possible for holders of the American depository shares to affect service of process within the United States, or to enforce against them or us in the United States judgments obtained in United States courts based on the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the United States federal securities laws.

We may become a passive foreign investment company (“PFIC”), which could result in adverse U.S. tax consequences to U.S. investors.

Based upon the past and projected composition of our income and valuation of our assets, we do not believe that we were a PFIC for 2010, and we do not expect to be a PFIC in 2011 or to become one in the foreseeable future, although there can be no assurance in this regard. If, however, we become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we become a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. Our PFIC status is determined on an annual basis and depends on the composition of our income and assets. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which generally includes cash) is at least 50%. Special rules treat certain income earned by a non-U.S. corporation engaged in the active conduct of a banking business as non-passive income. See “Item 10.E. Taxation — Certain United States Federal Income Tax Consequences — Passive Foreign Investment Company Rules.” We cannot assure you that we will not be a PFIC for 2011 or any future taxable year.

ITEM 4.	INFORMATION ON THE COMPANY

ITEM 4.A. History	and Development of the Company

Introduction

Incorporated on September 1, 2001, Shinhan Financial Group is the first privately-held financial holding company to be established in Korea. Since inception, we have developed and introduced a wide range of financial products and services in Korea and aimed to deliver comprehensive financial solutions to clients through a convenient one-portal network. According to reports by the Financial Supervisory Service, we are one of the three largest financial services providers in Korea as measured by total assets as of December 31, 2010 and operate the third largest banking business (as measured by total assets as of December 31, 2010) and the largest credit card business (as measured by the total credit purchase volume as of December 31, 2010) in Korea.

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

We currently have 11 direct subsidiaries and 21 indirect subsidiaries offering a wide range of financial products and services, including commercial banking, corporate banking, private banking, credit card, asset management, brokerage and insurance services. We believe that such breadth of services will help us to meet the diversified needs of our present and potential clients. We currently serve approximately 17.8 million active customers, which we believe is the largest customer base in Korea, through approximately 19,800 employees at approximately 1,400 network branches groupwide. While substantially all of our revenues have been historically derived from Korea, we aim to serve the needs of our clients through a global network of our 59 offices in the United States, Canada, the United Kingdom, Japan, the People’s Republic of China, Germany, India, Hong Kong, Vietnam, Cambodia, Kazakhstan and Singapore.

Our registered office and corporate headquarters are located at 120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea, and our telephone number is +822 6360 3000.

Our Strategy

Since our inception in 2001, we have pursued the following objectives as the core of our long-term strategy: (i) balanced growth in our banking and non-banking businesses, (ii) continued creation of value by identifying new business opportunities and gaining a competitive edge through differentiating our business model from that of our competitors; and (iii) becoming the market leader in Korea and a world-class financial holding company through enhancement of our management systems and core competencies.

We believe that the recent global financial crisis has engendered a new business environment with the following defining features: (i) stricter financial regulations, (ii) less tolerance for risk in financial products, (iii) demand for reduced debt levels, (iv) greater market acceptability of a business model based on stable growth even if this would result in relatively low levels of return, (v) political demand for greater social responsibility and accountability of financial institutions, and (v) widespread recognition of the growing importance of emerging markets, particularly in Asia, in world economy.

In recognition of these trends in our business environment, which we expect to continue for the foreseeable future, we have realigned our strategic priorities to focus on becoming Korea’s number one financial brand by 2015 through emphasis on creation of value to our customers and fostering “good” growth. We believe that establishing ourselves firmly as the market leader in Korea is critical to realizing our ultimate objective of becoming a world-class financial institution, and our new strategic priority reflects our renewed commitment to sustainable growth, stable profitability and best-class core competencies.

More specifically, we plan to focus on achieving the following four initiatives by 2015:

•

Solidify our market position as the “local best” in our core businesses.    Currently, our two core businesses of banking and credit cards rank as number one in their respective industries (banking in terms of profitability and credit cards in terms of market share and the number of customers). We seek to solidify our brand and market position in these fields as the indisputable local best in both quantitative and qualitative terms by offering our customers quality service that clearly differentiates us from our competitors. To this end, in our banking business, we will seek to offer a variety of products and services tailored to each customer segment, enhance service capabilities that do not require customers’ physical presence in our branch offices and increase its distribution network outside the Seoul metropolitan area. As for our credit card business, we seek to further solidify our market leadership position and generate further revenue growth by offering new differentiated services and exploring opportunities in the emerging arena of strategic convergence between financial services providers and telecommunication service providers as well as other potential business opportunities on a selective basis, as well as further improve our cost structure.

•

Strengthen fee-earnings businesses.    While we will continue to focus on our core, interest income generating business of banking and credit card services, in order to attain a more balanced overall business portfolio as well as in anticipation of a rise in interest rates and cost of capital, we plan to strengthen our businesses that generate non-interest fee income, such as asset management, insurance and securities. To this end, our asset management business will focus on building the Shinhan brand through continued customer-oriented product development, our securities business will support our asset business through developing and distributing new investment products, and our insurance business will seek to join the top tier in the industry through organic growth.

•

Enhance synergy through shared focus on the customer.    We plan to renew our commitment to our founding principle of emphasizing customer-oriented service by streamlining our business lines to provide a comprehensive financial services package tailored to each customer, as well as enhancing customer access to our diverse product offerings through a more customer-friendly one portal financial service platform. To that end, we are developing a groupwide customer relationship and wealth management systems tailored to customer-specific lifestyles and spending patterns, diversifying customer access channels that do not require customers’ physical presence to enhance convenience to the customer and encouraging our subsidiaries to increase use of the groupwide shared service platform in order to reduce our overall general and administrative costs.

•

Gain competitiveness in strategic growth areas. In light of the increasing maturation of the domestic financial services sector, we intend to seek new business opportunities at the group level by sharing groupwide management resources to identify and develop potential strategic growth areas. In particular, we plan to enhance the competitiveness of our investment banking business so as to be on par with our groupwide market leadership by redefining its business model and selectively entering into international markets, with an initial focus on Asia. In addition, we will explore selectively entering into strategic alliances with telecommunications service providers and retail grocery and department store chains to take advantage of new business opportunities generated by technological developments and the growing prominence of retail chains in the distribution of financial services.

In order to effectively achieve the foregoing strategic objectives, we plan to continue to enhance our business fundamentals in the following areas:

•	continual upgrades to optimize our operation management system;

•	increased investment in employee training and professional development, with a focus on nurturing leaders for the next generation;

•	brand promotion and bolstering a unified corporate culture that stresses flexibility and open-mindedness to new objectives and challenges;

•	balanced risk-return management;

•	enhancement of our customer relationship management system for better customization of our product offerings to the individual needs of our customers; and

•	bolstering customer confidence and building up social capital through enhancement of our corporate governance and addressing demand for greater social responsibility by financial institutions.

At the subsidiary level, we plan to implement the following strategies with respect to our core business lines:

•

in commercial banking, our primary objective is to strengthen our competitive position and become the leading bank in Korea by enhancing customer satisfaction, locking in the loyalty of our existing banking customers and further enlarging our customer base. To this end, we plan to fully leverage the scale of our banking operation afforded by our extensive branch network, emphasize cross-selling non-banking products at our banking network, offer total financial service packages, bolster our brand image and further upgrade our customer service infrastructure, risk management systems and other operating processes. We also intend to enter, on a selective basis, into promising new businesses by strengthening our investment banking, private banking and other fee-based businesses, making significant inroads into the retirement pension market, and offering differentiated wealth management strategies and portfolios.

•

in credit card business, our primary objective is to further solidify our market leadership as the largest credit card service provider in Korea through differentiated and tailored customer service based on a strategy that emphasizes “soft” and “smart” aspects of enhancing customer loyalty, brand recognition and revenue expansion. We will also emphasize further optimizing our risk management through preemptive risk prevention, creating new synergy opportunities through collaboration with our other Shinhan affiliates and enhanced use of the groupwide customer relationship management system. As a way of identifying and exploring new potential growth areas, we are also exploring, on a selective basis, entering into strategic alliances with telecommunications service providers and retail grocery and department store chains for further expansion of our distribution network.

•

in securities business, our primary objective is to establish a solid platform for providing leading brokerage and financial advisory services in Korea in light of the recent deregulations of the securities industries in Korea. We aim to selectively develop competitive business models and capture promising business opportunities, including wealth management and investment advisory services. We have recently merged our investment advisory affiliates to promote economy of scale and solidify our brand recognition in this market. Our near-term strategic objective is to promote cross-selling, and in order to achieve this end, we have implemented strategies to enhance our research and preemptive risk management capabilities and maximize our groupwide synergy base.

•

in life insurance business, our primary objective is to enhance our market position as one of the leading insurers in Korea. To that end, we aim to maximize the use of our groupwide distribution channels, particularly in banking and credit card businesses, in order to foster direct interaction with customers. We also aim to train specialists and offer differentiated products targeting the fast-growing senior citizen population in Korea.

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

Since our inception, we have expanded our operations, in large part, through strategic acquisitions or formation of joint ventures. Our key acquisitions and joint venture formations are described as below:

Date of Acquisition	Entity	Principal Activities	Method of Establishment
April 2002	Jeju Bank	Regional banking	Acquisition from Korea Deposit Insurance Corporation
July 2002	Shinhan Investment Corp.(1)	Securities and investment	Acquisition from the SsangYong Group
August 2002	Shinhan BNP Paribas Investment Trust Management Co., Ltd.(2)	Investment advisory	50:50 joint venture with BNP Paribas
August 2003	Chohung Bank	Commercial banking	Acquisition from creditors
December 2005	Shinhan Life Insurance	Life insurance services	Acquisition from shareholders
March 2007	LG Card	Credit card services	Acquisition from creditors

Notes:

(1)	Renamed as Shinhan Investment Corp. from Goodmorning Shinhan Securities Co., Ltd. effective August 2009.

(2)	In January 2009, SH Asset Management Co., Ltd. and Shinhan BNP Paribas Investment Trust Management merged to form Shinhan BNP Paribas Asset Management Co., Ltd.

We list below some of the recent developments relating to our organizational structure.

•

In January 2010, Shinhan Data System, an information technology service provider which was formerly a subsidiary of Shinhan Bank, became a direct subsidiary of Shinhan Financial Group in order to integrate and promote efficiency in information technology operations at the groupwide level.

•

In June 2010, CHB Valuemeet 2001 First SPC, a special purpose company wholly owned by Shinhan Bank, was disaffiliated from Shinhan Financial Group. CHB Valuemeet 2001 First SPC was established by Shinhan Bank to securitize its impaired loan assets.

•

In June 2010, CHB Valuemeet 2001 Second SPC and CHB Valuemeet 2002 First SPC, special purpose companies wholly owned by Shinhan Bank, were disaffiliated from Shinhan Financial Group. CHB Valuemeet 2001 Second SPC and CHB Valuemeet 2002 First SPC were established by Shinhan Bank to securitize its impaired loan assets.

•

In August 2010, Shinhan Macquarie Financial Advisory, a 51:49 joint-venture with Macquarie Bank of Australia, was disaffiliated from Shinhan Financial Group through retirement of shares. Shinhan Macquarie Financial Advisory primarily focused on providing financial advisory services on public infrastructure projects, but due to a slowdown in such business beginning in 2008, Shinhan Macquarie Financial Advisory suffered losses and capital deficit. In addition, in light of the substantial overlap of such advisory business with those provided by Shinhan Bank and Shinhan Investment, we agreed to Macquarie’s proposal to retire our shares in Shinhan Macquarie Financial Advisory.

•

In October 2010, Shinhan Investment established Shinhan Maritime Private Equity Fund I to provide investment banking services with a focus on taking advantage of fee-earning and capital gains opportunities in the maritime businesses in light of the anticipated rebound in the shipping and shipbuilding industries in the aftermath of the recent global financial crisis. Shinhan Investment currently holds a 7.1% equity interest in this fund.

•

In February 2011, Shinhan BNP Paribas Asset Management established Shinhan BNP Paribas Asset Management (Hong Kong) Limited as a wholly owned subsidiary in Hong Kong to identify investment opportunities overseas and eventually serve as a platform for providing asset management services at a global level. Created with support from BNP Paribas Investment Partners Asia, the formation of this subsidiary reflects the ongoing trend among domestic financial institutions to expand their international presence in order to meet the increasing demand from domestic customers for investment opportunities overseas.

Rights Offering

On February 2, 2009, in the midst of the recent global financial crisis, our board of directors decided to issue 78,000,000 new common shares, or approximately 19.7% of our then outstanding common shares, to our existing shareholders in order to, among others, enhance our capital position to prepare for potential contingencies that might result from the prevailing economic environment, notwithstanding that we and our subsidiaries had fully satisfied (as also is the case currently) the capital adequacy ratios required under applicable laws and regulations and were not (as also is the case currently) facing any significant liquidity constraints or financial distress. The subscription price per share was determined as (Won)16,800 based on a pricing formula prescribed by the rules of the Financial Services Commission. On March 19, 2009, the offering was completed with substantially all of the rights shares subscribed by our existing shareholders, and following settlement on March 24, 2009, the newly issued shares were listed on the Korea Exchange on March 30, 2009. The aggregate proceeds from the rights offering was approximately (Won)1,310,400,000,000 (prior to adjustments for underwriting commissions and other offering expenses). The rights offering resulted in a capital increase by approximately 16.4%. The proceeds from the rights offering were used to support our existing business operations and other general corporate purposes.

ITEM 4.B. Business	Overview

Unless otherwise specifically mentioned, the following business overview is presented on a consolidated basis under U.S. GAAP.

Our Principal Activities

We provide comprehensive financial services, principally consisting of the following:

•	commercial banking services, consisting of:

•	retail banking services;

•	corporate banking services, primarily consisting of:

- small- and medium-sized enterprises banking; and

- large corporate banking;

•	treasury and securities investment; and

•	other banking services, including trust account management services provided by Shinhan Bank;

•	credit card services;

•	securities brokerage services;

•	insurance services, primarily consisting of:

•	life insurance services; and

•	bancassurance;

•	asset management services, including brokerage and trading of various securities, related margin lending and deposit and trust services, and other asset management services; and

•	other services, including leasing and equipment financing, investment trust management, regional banking, investment banking advisory and loan collection and credit reporting.

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

Deposit-Taking Activities

Principally through Shinhan Bank, we offer many deposit products that target different customer segments with features tailored to each segment’s financial and other profile. Our deposit products consist principally of the following:

•

Demand deposits.    Demand deposits do not accrue interest or accrue interest at a lower rate than time or savings deposits and allow the customer to deposit and withdraw funds at any time. If interest-bearing, demand deposits have interest accruing at a fixed or variable rate depending on the period and the amount of deposit. Demand deposits constituted approximately 7.3% and 7.7% of our total deposits as of December 31, 2009 and 2010, respectively. Our demand deposits paid average interest of 0.45% and 0.49% in 2009 and 2010, respectively.

•

Savings deposits.    Savings deposits allow the customer to deposit and withdraw funds at any time and accrue interest at an adjustable interest rate, which is typically lower than the rate applicable to time or installment deposits. Saving deposits constituted approximately 26.1% of our total deposits as of December 31, 2009 and paid average interest of 1.22% in 2009, and approximately 26.3% of our total deposits as of December 31, 2010 and paid average interest of 1.04% in 2010.

•

Certificates of deposit.    Certificates of deposit typically have maturities from 30 days to five years. Interest rates on certificates of deposit are determined based on the length of the deposit and prevailing market interest rates. Certificates of deposit are sold at a discount to their face value, reflecting the interest payable on the certificates of deposit. Certificates of deposit constituted approximately 5.4% and 2.3% of our total deposits as of December 31, 2009 and 2010, respectively. Our certificates of deposit paid average interest of 5.48% and 4.49% in 2009 and 2010, respectively.

•

Other time deposits.    Other time deposits generally require the customer to maintain a deposit for a fixed term during which the deposit accrues interest at a fixed rate or a variable rate based on certain financial indexes, including the Korea Composite Stock Price Index (KOSPI). If the deposit is withdrawn prior to the end of the fixed term, the customer is paid a lower interest rate than that originally offered. The term typically ranges from one month to five years. Other time deposits constituted approximately 61.1% and 62.1% of our total deposits as of December 31, 2009 and 2010, respectively, and paid average interest of 3.91% and 3.54% in 2009 and 2010, respectively.

We also offer deposits which provide the customer with preferential rights to housing subscriptions under the Housing Law, and eligibility for mortgage loans. These products include:

•

Housing subscription time deposits.    These deposit products are special purpose time deposits providing the customer with a preferential right to subscribe for new private apartment units under the Housing Law. This law provides various measures supporting the purchase of houses and the supply of such houses by construction companies. If a potential home-buyer subscribes for these deposit products and holds them for a certain period of time set forth in the Housing Law, such deposit customer obtains the right to subscribe for new private apartment units on a priority basis. Such preferential rights are neither transferable nor marketable in the open market. These products accrue interest at a fixed rate for one year and at an adjustable rate after one year, which are consistent with other time deposits. Required deposit amounts per account range from (Won)2 million to (Won)15 million depending on the size and location of the dwelling unit. These deposit products target high- and middle-income households as customers.

•

Housing subscription installment savings deposits.    These deposit products are monthly installment savings products providing the customer with a preferential subscription right for new private apartment units under the Housing Law. Such preferential rights are neither transferable nor marketable in the open market. These deposits require monthly installments of (Won)50,000 to (Won)500,000, have maturities between three and five years and accrue interest at fixed rates depending on the term, which are consistent with other installment savings deposits. These deposit products target low- and middle -income households as customers. For information on our deposits in Korean Won based on the principal types of deposit products we offer, see “— Description of Assets and Liabilities — Funding — Deposits.”

We offer a range of interest rates on our deposit products depending on the rate of return on our interest-earning assets, average funding costs and interest rates offered by other major commercial banks.

We also offer court deposit services for litigants in Korean courts, which involve providing effectively an escrow service for litigants involved in certain types of legal or other proceedings. Chohung Bank historically was a dominant provider of such services since 1958, and following the acquisition of Chohung Bank, we continue to hold a dominant market share in these services. Such deposits typically carry interest rates lower than the market rates (by approximately 1% per annum) and amounted to (Won)5,100 billion, (Won)5,706 billion and (Won)5,888 billion as of December 31, 2008, 2009 and 2010, respectively.

The Monetary Policy Committee of the Bank of Korea imposes a reserve requirement on Won currency deposits of commercial banks which ranges from 0% to 7%, based generally on the term to maturity and the type of deposit instrument. See “— Supervision and Regulation — Principal Regulations Applicable to Banks — Liquidity.”

The Depositor Protection Act provides for a deposit insurance system where the Korea Deposit Insurance Corporation guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of (Won)50 million per depositor per bank. See “— Supervision and Regulation — Principal Regulations Applicable to Banks — Deposit Insurance System.”

Retail Banking Services

Overview

We provide retail banking services primarily through Shinhan Bank, and, to a significantly lesser extent, through Jeju Bank, a regional commercial bank. The retail loans, excluding credit card receivables, amounted to (Won)66,688 billion as of December 31, 2010.

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

As of December 31, 2010, our mortgage and home-equity loans and other retail loans accounted for 66.9% and 33.1%, respectively, of our retail loans (excluding credit card loans).

For secured loans, including mortgage and home equity loans, our policy is to lend up to 40% to 60% of the appraisal value of the collateral, after taking into account the value of any lien or other security interest that is prior to our security interest (other than petty claims). As of December 31, 2010, the loan-to-value ratio of mortgage and home equity loans, under Korean GAAP, of Shinhan Bank was approximately 47.2%. As of December 31, 2010, substantially all of our mortgage and home equity loans were secured by residential property.

Under the Regulation on the Supervision of the Banking Business currently in effect, our banking subsidiaries (i) are subject to limits on loan-to-value ratios ranging from 40% to 70% when extending home mortgage loans, depending on the maturity of the home mortgage loans, whether or not the home provided as collateral are apartments, and the location of such home provided as collateral; (ii) are required, in principle, to comply with a limit on debt-to-income ratio of less than 40% in granting home loans for purchasing new apartments, which are secured by such apartments appraised at a market value of more than (Won)600 million in areas of high speculation and Seoul National Capital areas (which includes Seoul, Incheon and Gyeonggi-do) of excessive investment; (iii) shall not, in principle, accept the apartment located in areas of high speculation as collateral from borrowers who have already obtained home mortgage loans; (iv) shall limit the extension of the maturity of the loans, thereby reducing the number of the loans to one for a borrower having two or more loans secured by an apartment in areas of high speculation; and (v) shall not extend home equity loans to minors.

In addition, the supervising authorities from time to time issue administrative instructions to banks, which have the effect of regulating the access of borrowers to housing loans and, as such, demand for real estate properties. For example, in August 2010, amid concerns regarding the sustained slump in the housing market, the

Financial Supervisory Service issued an administrative instruction to financial institutions that allowed them to set the debt-to-income ratio at their discretion for non-homeowners or families with a single residence purchasing a house worth (Won)900 million or less that is not located within areas of high speculation until the end of March 2011. Our banking subsidiaries are currently extending home equity loans in compliance with the applicable regulations and administrative instructions by the relevant supervising authorities.

The following table sets forth the portfolio of our retail loans.

	As of December 31,
	2008		2009		2010
	(In billions of Won, except percentages)
Retail loans(1)
Mortgage and home-equity(2)	(Won)	36,183	(Won)	40,022	(Won)	44,646
Other consumer(2)		25,026		23,307		22,042
Percentage of retail loans to total gross loans		35.9%		37.4%		37.1%

Notes:

(1)	Before allowance for loan losses and excludes credit card accounts.

(2)

In Korea, construction companies typically require buyers of new homes (including apartment units) to make installment payments of the purchase price well in advance of the title transfer. Commercial banks, including Shinhan Bank, provide advance loans, on an unsecured basis for the time being, to retail borrowers where the use of proceeds is restricted to financing of home purchases. A significant portion of these loans are guaranteed by third parties, which may include the construction company receiving the installment payments, until construction of the home is completed. Once construction is completed and the titles to the homes are transferred to the borrowers, which may take several years, these loans become secured by the new homes purchased by these borrowers. In recognition of the unsecured nature of such loans, we classify such loans as other consumer loans.

Pricing

The interest rates on retail loans made by Shinhan Bank are either periodic floating rates (which are based on a base rate determined for three-month, six-month or twelve-month periods derived using an internal transfer price system, which reflects the cost of funding in the market, as further adjusted to account for expenses related to lending and the profit margin of the relevant loan products) or fixed rates that reflect the cost of funding, as further adjusted to account for expenses related to lending and the profit margin. Fixed rate loans currently have maturities of three years or less and are offered only on a limited basis. For unsecured loans, which we provide on a floating or fixed rate basis, the interest rates thereon take into account a margin based on, among other things, the borrower’s credit score as determined during our loan approval process. For secured loans, the credit limit is based on the type of collateral, priority with respect to the collateral and the loan-to-value ratio. We can adjust the pricing of these loans to reflect the borrower’s current and/or expected future contribution to Shinhan Bank’s profitability. The interest rate on our loan products may become adjusted at the time the loan is extended. If a loan is terminated prior to its maturity, the borrower is obligated to pay us an early termination fee of approximately 0.5% to 2.0% of the outstanding principal amount of and accrued and unpaid interest on the loan, depending on the timing of termination, the nature of the loan and the loan amount.

As of December 31, 2010, Shinhan Bank’s three-month, six-month and twelve-month base rates were approximately 2.80%, 3.04% and 3.33%, respectively. As of December 31, 2010, Shinhan Bank’s fixed rates for mortgage and home equity loans with a maturity of one year, two years and three years were 6.60%, 7.10% and 7.20%, respectively, and Shinhan Bank’s fixed rates for other retail loans with a maturity of one year ranged from 9.00% to 13.50%, depending on the credit scores of its customers.

As of December 31, 2010, approximately 88.5% of Shinhan Bank’s total retail loans were floating rate loans and approximately 11.5% were fixed rate loans. As of the same date, approximately 98.8% of Shinhan Bank’s retail loans with maturity of more than one year were floating rate loans and approximately 1.2% was fixed rate loans.

Prior to February 2010, major commercial banks in Korea, including Shinhan Bank, principally used the certificate of deposit, or CD, rates set by Bank of Korea in determining the base rate for secured housing loans, which represent the substantial majority of retail loans. However, amid concerns that the CD rates do not accurately represent the banks’ cost of capital as certificates of deposit constitute relatively a minor fraction of the banks’ assets and in light of the substantial variance in recent periods between the CD rates and the actual market rates, beginning in February 2010, the Korean Federation of Banks publishes the “cost of funding index”, or COFIX, which is computed based on the weighted average interest of select funding products (including time deposits, housing and other installment savings deposits, repos, discounted bills and senior non-convertible financial debentures) of nine major Korean banks (comprised of Kookmin Bank, Shinhan Bank, Woori Bank, Hana Bank, Korea Exchange Bank, NH Bank, Industrial Bank of Korea, Citibank Korea and Standard Chartered Korea First Bank). Each bank then independently determines the interest rate applicable to the customer by adding a spread to the COFIX based on the difference between the COFIX and such bank’s general funding costs, administration fees, the customer’s credit score, the maturity of the loan and other customer-specific premiums and discounts based on the customer relationship with such bank. In the case of floating rate notes, the customer interest rates are adjusted every three months, six months and 12 months, depending on the reset period of the base rate.

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

As of December 31, 2010, Shinhan Bank operated 20 private banking centers nationwide, including 14 in Seoul, two in the suburbs of Seoul and four in cities located in other regions in Korea. As of December 31, 2010, Shinhan Bank had approximately 4,200 private banking customers, who are typically required to have (Won)500 million in deposit with us to qualify for private banking services.

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

	As of December 31,
	2008			2009			2010
	(In billions of Won, except percentages)
Small- and medium-sized enterprises loans(1)	(Won)	71,212	41.8%	(Won)	69,571	41.1%	(Won)	66,890	37.2%
Large corporate loans(2)		23,483	13.7%		21,238	12.5%		28,899	16.1%

Total corporate loans	(Won)	94,695	55.5%	(Won)	90,809	53.6%	(Won)	95,789	53.3%

Notes:

(1)

Represents the principal amount of loans extended to corporations meeting the definition of small- and medium-sized enterprises under the Basic Act on Small- and Medium-sized Enterprises and its Presidential Decree.

(2)	Includes loans to government-controlled companies.

Small- and Medium-sized Enterprises Banking

Under the Basic Act on Small- and Medium-sized Enterprises and its Presidential Decree, in order to qualify as a small- and medium-sized enterprise, (i) the number of regular employees of the enterprise must be less than 1,000, (ii) the enterprise’s total assets at the end of the immediately preceding fiscal year must be less than (Won)500 billion, (iii) the enterprise must meet the standards prescribed by the Presidential Decree as to the type of its main business, and (iv) the enterprise must meet the standards of management independence from ownership as prescribed by the Presidential Decree, including non-membership in a conglomerate as defined in the Monopoly Regulations and Fair Trade Act. As of December 31, 2010, we made loans to 141,517 small- and medium-sized enterprises for an aggregate amount (Won)66,890 billion.

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

We believe that Shinhan Bank, whose traditional focus has been on small- and medium-sized enterprises lending, is well-positioned to succeed in the small- and medium-sized enterprises market in light of its marketing capabilities (which we believe have provided Shinhan Bank with significant brand loyalty) and its prudent risk management practices, including conservative credit rating system for credit approval. To maintain or increase its market share of small- and medium-sized enterprises lending, Shinhan Bank:

•

has positioned itself based on accumulated expertise as to customers and products.    We believe Shinhan Bank has a good understanding of the credit risks embedded in this market segment and to develop loan and other products specifically tailored to the needs of this market segment;

•

operates a relationship management system to provide targeted and tailored customer service to small-and medium-sized enterprises.    Shinhan Bank currently has relationship management teams in 143 corporate banking branches, of which 38 are corporate banking branches and 105 are hybrid banking branches designed to serve retail customers and, to a limited extent, corporate customers. These relationship management teams market products and review and approve smaller loans that pose less credit risks; and

•

continues to focus on cross-selling loan products with other products.    For example, when Shinhan Bank lends to small- and medium-sized enterprises, it also explores opportunities to cross-sell retail loans or deposit products to the employees of these enterprises or to provide financial advisory services.

Large Corporate Banking

Large corporate customers consist primarily of member companies of chaebols and financial institutions. Our large corporate loans amounted to (Won)28,899 billion as of December 31, 2010.

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

Electronic Corporate Banking

Shinhan Bank offers to corporate customers a web-based total cash management service through “Shinhan Bizbank.” Shinhan Bizbank supports all types of banking transactions from basic transaction history inquiries and fund transfers to opening letters of credit, trade finance, payment management, collection management, sales settlement service, acquisition settlement service, business-to-business settlement service, sweeping and pooling.

Corporate Lending Activities

Our principal loan products for corporate customers are working capital loans and facilities loans. Working capital loans, which include discounted notes and trade financing, are generally loans used for general working capital purposes. Facilities loans are provided to finance the purchase of equipment and construction of manufacturing plants. As of December 31, 2010, working capital loans and facilities loans amounted to (Won)48,142 billion and (Won)18,010 billion, respectively, representing 72.8% and 27.2% of Shinhan Bank’s total Won-denominated corporate loans under Korean GAAP. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three to five years in the case of unsecured loans and five years in the case of secured loans. Facilities loans, which are generally secured, have a maximum maturity of ten years and may be extended for a maximum term of five years from the date the relevant loan was initially made.

Loans to corporations may be unsecured or secured by real estate, deposits or guaranty certificates. As of December 31, 2010, under Korean GAAP, secured loans and guaranteed loans (including loans secured by guaranty certificates issued by credit guarantee insurance funds) accounted for 55.7% and 3.3%, respectively, of Shinhan Bank’s Won-denominated loans to small- and medium-sized enterprises. Approximately 30.1% of the corporate loans were secured by real estate.

When evaluating whether to extend loans to corporate customers, Shinhan Bank reviews their creditworthiness, credit score, value of any collateral or third party guarantee. The value of collateral is computed using a formula that takes into account the appraised value of the collateral, any prior liens or other claims against the collateral and an adjustment factor based on a number of considerations including, with respect to property, the average value of any nearby property sold in a court-supervised auction during the previous year. Shinhan Bank revalues collateral when a secured loan is renewed or if a trigger event occurs with respect to the loan in question.

Pricing

Shinhan Bank determines the price for its corporate loan products based principally on their respective cost of funding and the expected loss rate based on the borrower’s credit risk. As of December 31, 2010, 15.3% of Shinhan Bank’s corporate loans with outstanding maturities of one year or more had interest rates that were not fixed but were variable by reference to their market rates.

More specifically, the interest rate on Shinhan Bank’s corporate loans are generally determined as follows:

Interest rate = (Shinhan Bank’s periodic market floating rate or reference rate) plus transaction cost plus a credit spread plus risk premium plus or minus a discretionary adjustment rate.

Depending on the market condition and the agreement with the borrower, Shinhan Bank may use either its periodic market floating rate or the reference rate as the base rate in determining the interest rate for the borrower. As of December 31, 2010, Shinhan Bank’s periodic market floating rates (which are based on a base rate determined for three-month, six-month, one-year, two-year, three-year or five-year periods derived using Shinhan Bank’s market rate system) were 2.8% for three months, 3.02% for six months, 3.32% for one year, 3.66% for two years, 3.85% for three years and 4.51% for five years. As of the same date, Shinhan Bank’s reference rate was 8.75%. The reference rate refers to the base lending rate used by Shinhan Bank. The reference rate is determined annually by Shinhan Bank’s Asset & Liability Management Committee based on, among others, Shinhan Bank’s funding costs, cost efficiency ratio and discretionary margin.

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

The credit spread is added to the periodic floating rate to reflect the expected loss based on the borrower’s credit rating and the value of any collateral or payment guarantee. In addition, Shinhan Bank adds a risk premium which takes into account the potential of unexpected loss that may exceed the expected loss from the credit rating assigned to a particular borrower.

A discretionary adjustment rate is added or subtracted to reflect the borrower’s current and/or future contribution to Shinhan Bank’s profitability. If additional credit is provided by way of a guarantee of another loan, the adjustment rate is subtracted to reflect such change in the credit spread. In addition, depending on the price and other terms set by competing banks for similar borrowers, Shinhan Bank may reduce the interest rate to compete more effectively with other banks.

Treasury and Securities Investment

Shinhan Bank engages in treasury and securities investment business, which involves, among other things, the following activities:

•	treasury;

•	securities investment and trading;

•	derivatives trading; and

•	international business.

Treasury

Shinhan Bank’s treasury division provides funds to all of Shinhan Bank’s business operations and ensures the liquidity of its operation. To secure stable long-term funds, Shinhan Bank uses fixed and floating rate notes, debentures, structured financing, and other advanced funding methods. As for overseas funding, Shinhan Bank closely monitors the feasibility of raising funds in currencies other than the U.S. dollar, such as Japanese Yen and Euro. In addition, Shinhan Bank makes call loans and borrows call money in the short-term money market. Call loans are short-term lending among banks and financial institutions in either Korean Won or foreign currencies with a minimum transaction amount of (Won)100 million and maturities of typically one day.

Securities Investment and Trading

Shinhan Bank invests in and trades securities for its own accounts in order to maintain adequate sources of liquidity and to generate interest income, dividend income and capital gains. Shinhan Bank’s trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or certain government-invested enterprises and debt securities issued by financial institutions, and equity securities listed on the KRX KOSPI Market and KRX KOSDAQ Market of the Korea Exchange. For a detailed description of our securities investment portfolio, see “— Description of Assets and Liabilities — Investment Portfolio.”

Derivatives Trading

Shinhan Bank provides to its customers, and to a limited extent trades for its proprietary accounts, a range of derivatives products, which include:

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

Shinhan Bank’s derivatives trading volume in terms of notional amount was (Won)621,776 billion and (Won)345,334 billion, in 2009 and 2010, respectively. Such derivative operations generally focus on addressing the needs of Shinhan Bank’s corporate clients to hedge their risk exposure and back-to-back derivatives entered into to hedge Shinhan Bank’s risk exposure that results from such client contracts.

Shinhan Bank also enters into derivative trading contracts to hedge the interest rate and foreign currency risk exposures that arise from its own assets and liabilities. In addition, to a limited extent, Shinhan Bank engages in proprietary trading of derivatives within our regulated open position limits. See “— Description of Assets and Liabilities — Derivatives.”

International Business

Shinhan Bank also engages in treasury and investment activities in international capital markets, principally including foreign currency-denominated securities trading, foreign exchange trading and services, trade-related financial services, international factoring services and foreign retail banking operations through its overseas branches and subsidiaries. Shinhan Bank aims to become a leading bank in Asia and expand its international business by focusing on further bolstering its overseas network, localizing its overseas operations and diversifying its product offerings, particularly in terms of asset management, in order to meet the various financing needs of its current and potential customers overseas.

Trust Account Management Services

Overview

Shinhan Bank’s trust account management services involve management of trust accounts, primarily in the form of money trusts. Trust account customers are typically individuals seeking higher rates of return than those offered by bank account deposits. Because deposit reserve requirements do not apply to deposits held in trust accounts as opposed to deposits held in bank accounts, and regulations governing trust accounts tend to be less strict, Shinhan Bank is generally able to offer higher rates of return on trust account products than on bank deposit products. However, in recent years, due to the ongoing low interest environment, Shinhan Bank has not been able to offer attractive rates of return on its trust account products.

Trust account products generally require higher minimum deposit amounts than those required by comparable bank account deposit products. Unlike bank deposit products, deposits in trust accounts are invested primarily in securities (consisting principally of debt securities and beneficiary certificate for real estate financing) and, to a lesser extent, in loans, as the relative shortage of funding sources require that trust accounts be invested in a higher percentage of liquid assets.

Under the FSCMA and Trust Act, assets accepted in trust accounts are required to be segregated from other assets of the trustee bank and are not available to satisfy the claims of the depositors or other creditors of such bank. Accordingly, trust accounts are accounted for and reported separately from the bank accounts. See “— Supervision and Regulation.” Trust accounts are regulated by the Trust Act and the FSCMA, and most national commercial banks offer similar trust account products. Shinhan Bank earns income from trust account management services, which is recorded as net trust management fees. See “Item 5.A. Operating Results — Results of Operation — 2010 Compared to 2009 — Non-interest Income.”

As of December 31, 2009 and 2010, under Korean GAAP, Shinhan Bank had total trust assets of (Won)32,537 billion and (Won)33,240 billion, respectively, comprised principally of real property investments of (Won)10,030 billion and (Won)10,104 billion, respectively; securities investments of (Won)7,208 billion and (Won)6,274 billion, respectively; and loans with an aggregate principal amount of (Won)623 billion and (Won)527 billion, respectively. Securities investments consisted of corporate bonds, government-related bonds and other securities, primarily commercial paper. As of December 31, 2009 and 2010, debt securities accounted for 19.1% and 17.6%, respectively, and equity securities constituted 3.1% and 1.3%, respectively, of Shinhan Bank’s total trust assets under Korean GAAP. Loans made by trust accounts are similar in type to those made by bank accounts, except that they are made only in Korean Won. As of December 31, 2009 and 2010, under Korean GAAP, approximately 61.6% and 61.6%, respectively, of the amount of loans from the trust accounts were collateralized or guaranteed. In making investment from funds received for each trust account, each trust product maintains investment guidelines applicable to each such product which set forth, among other things, company-, industry- and security-specific limitations.

Trust Products

In Korea, trust products typically take the form of money trusts, which are discretionary trusts over which (except in the case of a specified money trust) the trustees have investment discretion subject to applicable law and is commingled and managed jointly for each type of trust account. The specified money trusts are established on behalf of customers who give specific directions as to how their trust assets should be invested.

Money trusts managed by Shinhan Bank’s trust account business amounted to (Won)9,905 billion and (Won)11,920 billion as of December 31, 2009 and 2010, under Korean GAAP.

Shinhan Bank offers primarily two types of money trust products through its retail branch network: variable rate trust accounts and guaranteed fixed rate trust accounts.

•

variable rate trust accounts.    As of December 31, 2009 and 2010, under Korean GAAP, Shinhan Bank’s variable rate trust accounts amounted to (Won)6,425 billion and (Won)8,553 billion, respectively, of which principal guaranteed variable rate trust accounts amounted to (Won)3,479 billion and (Won)3,366 billion, respectively. Variable rate trust accounts offer their holders variable rates of return on the principal amount of the deposits in the trust accounts and do not offer a guaranteed return on the principal of deposits, except in the limited cases of principal guaranteed variable rate trust accounts, for which payment of the principal amount is guaranteed. Shinhan Bank charges a lump sum or a fixed percentage of the assets held in such trusts as a management fee, and, depending on the trust products, is also entitled to additional fees in the event of early termination of the trusts by the customer. Korean banks, including Shinhan Bank, are currently allowed to guarantee the principal of the following types of variable rate trust account products: (i) existing individual pension trusts, (ii) new individual pension trusts, (iii) existing retirement pension trusts, (iv) new retirement pension trusts, (v) pension trusts and (vi) employee retirement benefit trusts.

•

guaranteed fixed rate trust accounts.    As of December 31, 2009 and 2010, the guaranteed fixed rate trust products maintained by Shinhan Bank amounted to (Won)1.0 billion and (Won)1.0 billion, respectively, under Korean GAAP. Holders of guaranteed fixed rate trust accounts are entitled to a guaranteed return of the principal as well as an additional fixed rate of return. If income from a guaranteed fixed rate trust account is insufficient to pay the guaranteed amount, such deficiency must be satisfied from (i) first, special reserves maintained in such trust accounts, (ii) secondly, trust fees and (iii) lastly, funds transferred from the bank accounts of Shinhan Bank. Upon termination of these trusts, Shinhan Bank receives investment returns from the management of these trusts, net of the guaranteed returns paid to customers and any related expenses. Since January 1999, banks in Korea are prohibited from offering guaranteed fixed rate trust products, and the remaining amount of the guaranteed fixed rate trust products is fairly insignificant.

Credit Card Services

Overview

We currently provide our credit card services principally through our credit card subsidiary, Shinhan Card, and to a limited extent, Jeju Bank. Former Shinhan Card was originally formed as a result of the spin-off of Shinhan Bank’s credit card business in June 2002. In April 2006, the credit card division of Chohung Bank was split and merged into former Shinhan Card concurrently with the merger of Chohung Bank and Shinhan Bank. Prior to the merger of former Shinhan Bank and Chohung Bank in April 2006, Chohung Bank had an active credit card business division. Chohung Bank was a member of BC Card Co., Ltd. (“BC Card”), which is owned by consortium banks. Shinhan Card currently holds 14.85% equity interest in BC Card. BC Card issues credit cards under the names of the member banks, substantially all of which are licensed to use MasterCard, Visa or JCB. This enables holders of BC Card to use their cards at any establishment which accepts MasterCard, Visa or JCB, as the case may be.

In March 2007, we acquired the controlling equity interest in LG Card. On October 1, 2007, LG Card assumed all of the assets and liabilities of former Shinhan Card and changed its name to Shinhan Card. We believe that the acquisition of LG Card, which was the largest credit card company in Korea in terms of the number of cardholders, has contributed to our having the largest market share in the Korean credit card industry and diversifying our revenue sources by reducing our reliance on our banking operations.

Products and Services

Shinhan Card offers a wide range of credit card and other services, principally consisting of the following:

•

credit card services, which involve providing cardholders with credit up to a preset limit to purchase products and services. Payment must be made either (i) in full at the end of a monthly billing cycle (the Lump-sum Basis) or (ii) on a revolving basis subject to a minimum monthly payment which is the lesser of (x) 5.0% of the amount outstanding or (y) (Won)30,000. Currently (the Revolving Payment Basis), the remaining outstanding balance generally accrue interest at the effective annual rates of approximately 8.3% to 26.8%.

•

cash advances, for which payment must be made either on a lump-sum basis or a revolving basis. Currently, the lump-sum cash advances generally accrue interest at the effective annual rates of approximately 9.8% to 28.3% and the revolving cash advances generally accrue interest at a minimum rate of 5.0% of the outstanding balance. Cash advances may be made at ATM machines and bank branches.

•

installment purchases, which provide customers with an option to purchase products and services from select merchants on an installment basis for which payments must be made in equal amounts over a fixed term ranging from two months to 36 months. Currently, the outstanding installment purchase balances generally accrue interest at the effective annual rates of approximately 10.9% to 21.8%.

•

card loans, which provides customers with generally unsecured loans. Payment must be made generally by (i) repaying principal and interest in equal amounts on an installment basis over a fixed term of two to 36 months, (ii) repaying the principal and interest amounts in full at maturity, or (iii) making interest-only payments during the initial grace period of typically three months and repaying the principal and interest amounts on a monthly installment basis over the remaining period of typically two to 24 months. Currently, the outstanding card loan balances generally accrue interest at the effective annual rates of approximately 7.6% to 26.9%. Delinquent credit card receivables can also be restructured into loans, which we classify as card loans, and these loans generally accrue interest at the effective annual rates of approximately 17.0% to 27.8% over a fixed term whose maximum is 60 months.

Shinhan Card derives revenues from annual membership fees paid by credit cardholders, interest charged on credit card balances, fees and interest charged on cash advances and card loans, interest charged on late and deferred payments and merchant fees paid by retail and service establishments. Merchant fees and interest on cash advances constitute the largest source of revenue.

The annual membership fees for credit cards vary depending on the type of credit card and the benefits offered thereunder. For its standard credit cards, Shinhan Card charges an annual membership fee ranging from (Won)3,000 to (Won)1,000,000 per credit card, depending on the type of the card and the cardholder profile. Annual membership fees for various affinity and co-branded cards vary from (Won)5,000 to (Won)50,000. Shinhan Card also charges cardholders’ fees charged by financial institutions for cash advances provided through each such financial institution’s ATMs.

Any accounts that are unpaid when due are deemed to be delinquent accounts, for which Shinhan Card levies a late charge in lieu of the interest rates applicable prior to default. The late charge bears interest ranging from 25.0% to a maximum rate of 29.9% per annum.

Merchant discount fees, which are processing fees Shinhan Card charges to the merchants, can be up to 4.5% of the purchased amount depending on the merchant used, with the average charge being 2.0% in 2010.

Although making payments on a revolving basis is more common in many other countries, this payment method is still in its early stages of development in Korea. Cardholders in Korea are generally required to repay their purchases within approximately 15 to 45 days of purchase depending on their payment cycle, except in the case of installment purchases where the repayment term is typically three to six months. Accounts that remain unpaid after this period are deemed to be delinquent, and Shinhan Card levies late charges on and closely monitors such accounts. For purchases made on an installment basis, Shinhan Card charges interest on unpaid amounts at rates that vary according the terms of repayment.

Cardholders are required to settle their outstanding balances in accordance with the terms of the credit cards they hold. Accountholders may choose the monthly settlement date. Settlement dates around the end of each month are the most popular since salaries are typically paid at the end of the month. A cardholder is required to select a settlement date when the account is opened. The cardholder may change the settlement date after the account has been opened but no more than once every two months.

In addition to credit card services, Shinhan Card also offers check cards, which are similar to debit cards in the United States and many other countries, to its individual retail customers as well as corporate customers. A check card can be used at any of the merchants that accept credit cards issued by Shinhan Card and the amount charged to a check card is directly debited from the cardholder’s designated bank account. Check cards have a low risk of default and there are no procurement costs. Although Shinhan Card does not charge annual membership fees on check cards, merchants are charged fees on the amount purchased using check cards at a rate between 1.5% and 4.5%, depending on the type of business, which is lower than the corresponding fee charged for credit card use.

Credit Card Products

Shinhan Card offers a wide range of credit card products tailored for credit cardholders’ lives and to satisfy their preferences and needs. Credit card products offered by Shinhan Card include:

•	cards that provide additional benefits such as frequent flyer miles and reward program points that can be redeemed by the customer for complementary services, prices and cash;

•	gold cards, platinum cards and other preferential members’ cards which have higher credit limits and provide additional services in return for higher annual membership fees;

•	cards with new features to preferred customers, such as revolving credit cards, travel services and insurance;

•	cards with fraud detection and security systems to prevent the misuse of credit cards and to encourage the use of credit cards over the Internet;

•	corporate and affinity cards that are issued to employees or members of particular companies or organizations; and

•	mobile phone cards allowing customers to conduct wireless credit card transactions with their 3G mobile phones.

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

The following table sets forth the number of customers of Shinhan Card and the number of merchants at which Shinhan Card can be used for purchases as of the dates indicated.

	As of December 31,
	2008	2009	2010
	(In thousands, except percentages)
Shinhan Card:
Number of credit card holders(1)	13,718	14,435	15,299
Personal accounts	13,617	14,324	15,183
Corporate accounts	101	111	116
Active ratio(2)	78.6%	77.0%	79.6%
Number of merchants	2,268	2,425	2,552

Notes:

(1)	Represents the number of cardholders not subject to suspension or termination as of the relevant date.

(2)	Represents the ratio of accounts used at least once within the last six months to the total accounts as of year-end.

Installment Finance

Shinhan Card provides installment finance services to customers in connection with purchases of durable consumer goods such as new and used cars, appliances, computers and other home electronics products. Revenues from installment finance operations accounted for 3.2% of Shinhan Card’s total operating revenue in 2010 under Korean GAAP. Shinhan Card pays the merchants when Shinhan Card’s customers purchase such goods, and the customers remit monthly installment payments to Shinhan Card over a number of months, generally up to 36 months (and, in the case of installment financings for automobile purchases, up to 60 months), as agreed with the customers. For installment finance products for new cars, Shinhan Card charges, in addition to interest, an initial financing fee of up to 4.4% of the purchase price, depending on the customer’s credit score, the installment period and installment amount. Shinhan Card has installment financing arrangements with over 10,000 merchants in Korea, including major car dealers, manufacturers and large retailers with nationwide networks, such as electronics goods stores.

Shinhan Card promptly processes installment financing applications and, based on the extensive credit information it possess or can access, it is able to offer flexible installment payment terms tailored to individual needs of the customers. Shinhan Card also devotes significant efforts to develop and maintain its relationships with merchants, which are the most important source of referrals for installment finance customers. Shinhan Card has developed a system of prompt payments to merchants for goods purchased by the installment finance customers.

Auto Lease

Shinhan Card currently provides only auto leasing financing to retail customers. Revenues from auto lease operations accounted for 1.2% of Shinhan Card’s total operating revenue in 2010 under Korean GAAP.

Financial and Statistical Information

The following table sets forth certain financial and statistical information under Korean GAAP relating to the credit card, installment sales and leasing operations of Shinhan Card as of the dates or for the period indicated.

	As of or For the Year Ended December 31,
	2008		2009		2010
	Shinhan Card		Shinhan Card		Shinhan Card
	(In billions of Won, except percentages)
Interest income:
Installments	(Won)	326	(Won)	311	(Won)	321
Cash advances		639		524		522
Card loans(1)		548		506		566
Annual membership		—		—		—
Revolving		240		214		205
Late payments		—		—		—

Total	(Won)	1,753	(Won)	1,555	(Won)	1,614

Credit card fees:
Merchant fees(2)	(Won)	1,309	(Won)	1,422	(Won)	1,341
Other fees		—		—		—

Total	(Won)	1,309	(Won)	1,422	(Won)	1,341

Charge volume:(3)
General purchases	(Won)	45,624	(Won)	51,784	(Won)	63,867
Installment purchases		17,682		17,814		19,645
Cash advances		23,945		21,143		21,382

Total	(Won)	87,251	(Won)	90,741	(Won)	104,894

Outstanding balance (at year end)(4):
General purchases	(Won)	3,046	(Won)	3,636	(Won)	4,183
Installment purchases		4,037		4,433		5,262
Cash advances		3,111		2,606		2,852
Revolving purchases		1,410		1,339		1,387
Card loans(2)		2,524		2,672		3,367
Others		470		391		395

Total	(Won)	14,598	(Won)	15,077	(Won)	17,446

Average balance	(Won)	14,458	(Won)	13,585	(Won)	15,699
Delinquent balances(5):
From 1 day to 1 month	(Won)	663	(Won)	404	(Won)	436
Over 1 month:
From 1 month to 3 months	(Won)	244	(Won)	113	(Won)	129
From 3 months to 6 months		171		111		116
Over 6 months		—		—		—

Sub-total		415		224		245

Total	(Won)	1,078	(Won)	628	(Won)	681

	As of or For the Year Ended December 31,
	2008		2009		2010
	Shinhan Card		Shinhan Card		Shinhan Card
	(In billions of Won, except percentages)
Delinquency ratios(6):
From 1 day to 1 month		4.5%		2.7%		2.50%
Over 1 month:
From 1 month to 3 months		1.7%		0.7%		0.74%
From 3 months to 6 months		1.2%		0.7%		0.66%
Over 6 months(7)		—		—		—

Sub-total		2.9%		1.5%		1.40%

Total		7.4%		4.2%		3.91%

Rewritten loans(8)	(Won)	220	(Won)	194	(Won)	190
Gross charge-offs	(Won)	521	(Won)	597	(Won)	569
Recoveries		509		394		577

Net charge-offs	(Won)	12	(Won)	203	(Won)	(8)

Gross charge-off ratio(9)		3.60%		4.39%		3.62%
Net charge-off ratio(10)		0.08%		1.49%		(0.05)%
Non-performing loan ratio(11):
Reported		2.91%		3.08%		1.88%
Managed		2.42%		2.53%		1.60%
Asset securitization(12)	(Won)	5,666	(Won)	3,734	(Won)	3,713
Ratio of total assets securitized to total managed assets		29.4%		19.2%		16.8%

Notes:

(1)

Card loans consist of loans that are provided on either a secured or unsecured basis to cardholders according to prior agreement. Payment of principal, fees and interest on such a loan can be due either in one payment or in installments over a fixed period following a grace period.

(2)

Merchant fees consist of merchant membership and maintenance fees, charges associated with prepayment by Shinhan Card (on behalf of customers) of sales proceeds to merchants, processing fees relating to sales and membership applications.

(3)	Represents the aggregate cumulative amount charged during the year.

(4)	Represents amounts before allowance for loan losses.

(5)	Includes the unbilled balances of installment purchases.

(6)	Represents the ratio of delinquent balances to outstanding balances for the year.

(7)	The charge-off policy is generally to charge off credit card balances which are 180 days past due following internal review.

(8)

Represents the delinquent credit card balances for credit card purchase and cash advances which are rewritten as credit card loans, thereby reducing the balance of delinquent accounts before the application of ASC 310-30, (formerly SOP 03-3) relating to the acquisition of LG Card, which reduced the outstanding balances by (Won)165 billion, (Won)84 billion and (Won)62 billion as of December 31, 2008, 2009 and 2010, respectively.

(9)	Represents the ratio of gross charge-offs for the year to the average balance for the year.

(10)	Represents the ratio of net charge-offs for the year to the average balances for the year.

(11)

The reported information is presented on the Korean GAAP basis. The managed information includes, subject to certain adjustments, financial receivables that Shinhan Card has sold in asset-backed securitizations.

(12)

Represents credit card balances that were transferred in asset securitization transactions as presented on the Korean GAAP basis. Under U.S. GAAP, most of these transfers are not recognized as sales but are recognized as secured borrowings.

Presentation of Managed Data for Shinhan Card’s Asset Securitization Transactions

Shinhan Card periodically securitizes and sells credit card receivables to diversify its funding sources. The effect of these transactions under Korean GAAP is to remove such receivables from Shinhan Card’s balance sheet although Shinhan Card retains recourse liabilities for ineligible receivables and generally repurchases the securitized receivables upon their maturity. However, under U.S. GAAP, such securitization transactions can be accounted for as sales transactions and be removed from our balance sheet only if certain specific criteria are met. Most of the transactions do not meet those criteria, and thus the removal treatment performed under Korean GAAP is reversed and those receivables are included in our balance sheet. Shinhan Card continues to manage such securitized and sold receivables including billing and payment as well as record keeping, and receives service fees from the securitization vehicles for servicing such receivables. We believe that the disclosure of the credit experience of Shinhan Card’s managed portfolio presents a more complete presentation of our credit exposure because the managed data reflects not only on-balance sheet receivables but also securitized assets as to which Shinhan Card retains a risk of loss in the underlying assets, primarily in the form of subordinated retained interests. In addition, because Shinhan Card tends to transfer to securitization vehicles assets which generally are in the higher asset qualification categories, the managed basis figures generally tend to exhibit higher net interest spreads and net interest margins and lower delinquency ratios. The managed financial information and operating data are not audited and are not presented or prepared in accordance with Korean GAAP. Managed financial data is derived from an arithmetic summation of Shinhan Card’s on-balance sheet receivables together with receivables sold in off-balance sheet transactions subject to certain adjustments. As a result of these adjustments, managed financial data is not the simple sum of the reported accounts and Shinhan Card’s off-balance sheet transactions. Accordingly, the financial information contained in the reported accounts and the managed financial data are not directly comparable and should not be so compared. While Shinhan Card prepares managed financial data based upon assumptions and methods it deems reasonable, the managed financial data do not accurately represent its financial condition or results of operations as if it had not conducted any ABS transactions and the managed operating data do not accurately reflect its results of operations.

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

As of December 31, 2010, according to internal data, Shinhan Investment’s annual market share of Korean equity brokerage market was 5.37% (consisting of 4.23% in the retail segment, 0.48% in the institutional segment and 0.66% in the international segment) in terms of total brokerage volume, ranking second among securities firms in Korea, excluding discount brokers such as Mirae Asset Securities and Kiwoom Securities. As of the same date, according to internal data, Shinhan Investment held the largest annual market shares in options brokerage segments and the second largest annual market shares in the Kospi200 futures of 6.46% and 7.35%, respectively, in terms of total brokerage volume with respect to these products, which we believe will enable Shinhan Investment to further solidify its market position in its futures trading and brokerage services as it expands these services.

Following the implementation of the Financial Investment Services and Capital Markets Act in February 2009, Shinhan Investment has obtained requisite approvals for its existing businesses in investment banking services, securities brokerage services, trust services, investment advisory services and discretionary account asset management services. In November 2009, Shinhan Investment also obtained the requisite approval for existing and new derivatives businesses, which enables Shinhan Investment to provide not only its existing services in equity- and stock index-linked derivatives sales and brokerage, but also proprietary trading and brokerage services for futures involving interest rates, currency and commodities as well as foreign exchange margin trading. Shinhan Investment currently provides all of the foregoing services, subject to prevailing market conditions, and is currently preparing to submit a license application to engage in collective investment development businesses.

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

With respect to brokerage services, in the face of intense competition in the domestic brokerage industry, Shinhan Investment primarily focuses on strengthening profitability through service differentiation and efficient management of its distribution network rather than enlarging its market share indiscriminately through lowering fees and commissions. Shinhan Investment’s service differentiation efforts include offering its customers opportunities to purchase stocks in a wide range of countries (currently more than 25 countries), leveraging synergy opportunities afforded by affiliation with other Shinhan entities such as offering brokerage accounts maintained at Shinhan Bank and Shinhan Capital.

With respect to investment banking services, Shinhan Investment provides such services through five divisions consisting of overseas equity capital markets, domestic equity capital markets, corporate finance, project finance and mergers and acquisitions, as well as four overseas service centers in Hong Kong, Shanghai, Tokyo and Ho Chi Minh.

Insurance Services

Life Insurance

We provide life insurance products and services primarily through Shinhan Life Insurance. Shinhan Life Insurance provides its services through diversified distribution channels consisting of financial planners, telemarketers, agency marketers and bancassurance specialists. As of the end of fiscal years ended March 31, 2010 and March 31, 2011, under Korean GAAP, Shinhan Life Insurance had total assets of (Won)10,437 billion and (Won)12,570.7 billion and net profits of (Won)190 billion and (Won)218 billion, respectively. During its calendar year 2010, among 23 life insurance companies in Korea, under Korean GAAP, Shinhan Life Insurance ranked fifth in terms of net profit and fifth in terms of insurance premium received, principally due to increased sales of health insurance policies, stable asset portfolio management and prudent risk management. We expect the insurance premium received by Shinhan Life Insurance to increase as a result of growing demands for both investment and annuity products and potential synergy effects from cross-selling between Shinhan Life Insurance and our banking and other subsidiaries.

Asset Management Services

In addition to personalized wealth management services provided as part of our private banking and securities brokerage services, we also provide asset management services through Shinhan BNP Paribas Asset

Management, a joint venture with BNP Paribas Investment Partners, of which we and BNP Paribas Investment Partners hold 65:35 interests, respectively. Shinhan BNP Paribas Asset Management was formed on January 1, 2009 through the merger of Shinhan BNP Paribas Investment Trust Management, our 50:50 joint venture with BNP Paribas Investment Partners, and SH Asset Management, our wholly-owned subsidiary, in order to streamline our asset management services capabilities. Shinhan BNP Paribas Asset Management ranked third among asset managers in Korea in terms of assets under management as of December 31, 2010, and provides a wide range of investment products, including traditional equity/fixed income funds as well as alternative investment products, to retail and institutional clients. As a joint venture with BNP Paribas Investment Partners, we believe Shinhan BNP Paribas Asset Management has significantly benefited from BNP Paribas’s global network of investment professionals and expertise in the asset management industry. As of December 31, 2010, Shinhan BNP Paribas Asset Management had assets under management amounting to approximately (Won)30.4 trillion. To a limited extent, Shinhan Investment also provides asset management services for discretionary accounts, see “— Securities Brokerage Services.”

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

Regional Banking Services

We provide regionally focused commercial banking services, primarily in Jeju Island of Korea, through a majority-owned banking subsidiary, Jeju Bank. Jeju Bank provides retail banking, corporate banking, treasury and trust account management services, and has a network of 38 branches as of December 31, 2010.

Other Investment Banking and Advisory Services

In addition to the investment banking services provided by Shinhan Bank and Shinhan Investment, during the first half of 2010, we also provided a variety of investment banking and advisory services through Shinhan Macquarie Financial Advisory, a 51:49 joint venture with Macquarie Bank of Australia. The advisory services offered by Shinhan Macquarie Financial Advisory included project and infrastructure finance, capital and debt raising, corporate finance advisory, structured finance, mergers and acquisitions, cross-border leasing and infrastructure and specialized fund management advisory services. On July 16, 2010, we decided to disaffiliate Shinhan Macquarie Financial Advisory. On August 19, 2010, we disposed of all our investments in Shinhan Macquarie Financial Advisory through the retirement of shares.

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

Our Distribution Network

We offer a wide range of financial services to retail and corporate customers through a variety of distribution networks and channels established by our subsidiaries. The following table presents the geographical distribution of our distribution network based on the branch offices and other distribution channels of our principal subsidiaries, as of December 31, 2010.

Distribution Channels in Korea

	Shinhan Bank	Jeju Bank	Shinhan Card(1)	Shinhan Investment	Shinhan Life Insurance	Total
Seoul metropolitan	413	2	13	55	55	538
Kyunggi Province	208	—	12	16	17	253
Six major cities:	177	1	17	20	40	255
Incheon	58	—	3	3	12	76
Busan	42	1	4	6	12	65
Kwangju	13	—	3	2	5	23
Taegu	29	—	3	4	6	42
Ulsan	13	—	1	2	1	17
Taejon	22	—	3	3	4	32

Sub-total	798	3	42	91	112	1,046

Others	153	35	19	16	49	272

Total	951	38	61	107	161	1,318

Notes:

(1)	Includes 12 card sales branches, 11 installment sales branches, 10 collection branches and 15 combined operating branches.

Banking Service Channels

Our banking services are primarily provided through an extensive branch network, specializing in retail and corporate banking services, as complemented by self-service terminals and electronic banking, as well as an overseas services network.

As of December 31, 2010, Shinhan Bank’s branch network in Korea comprised of 951 service centers, consisting of 818 retail banking service centers, 38 corporate banking service centers primarily designed to serve large corporate customers and 95 hybrid banking branches designed to serve retail as well as small-business corporate customers. Shinhan Bank’s banking branches are designed to provide one-stop banking services tailored to their respective target customers.

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

Corporate Banking Channels

Shinhan Bank currently provides corporate banking services through corporate banking service centers primarily designed to serve large corporate customers and hybrid banking branches designed to serve retail as well as small-business corporate customers. Prior to 2009, Shinhan Bank maintained within certain of its retail banking branches corporate relationship management teams (which counted as separate corporate banking branches for classification purposes) in order to serve its small- and medium-sized enterprises customers through its extensive retail banking branch network. In 2009, Shinhan Bank undertook an organizational restructuring to convert such retail banking branches with corporate banking functionalities into hybrid banking branches with the aim that this will help it to better service the small-business corporate customers. Small- and medium-sized enterprises have traditionally been Shinhan Bank’s core corporate customers and we plan to continue to maintain Shinhan Bank’s strength vis-à-vis these customers.

Self-Service Terminals

In order to complement its banking branch network, Shinhan Bank maintains an extensive network of automated banking machines, which are located in branches and in unmanned outlets. These automated banking machines consist of ATMs, cash dispensers and passbook printers. As of December 31, 2010, Shinhan Bank had 608 cash dispensers and 6,819 ATMs. Shinhan Bank has actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. We believe that use of Shinhan Bank’s automated banking machines has increased in recent years. In 2010, automated banking machine transactions accounted for approximately 26.6% and 52.4% of total deposit and withdrawal transactions of Shinhan Bank in terms of the number of transactions and fee revenue generated, respectively.

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

Overseas Distribution Network

The table below sets forth Shinhan Bank’s overseas banking subsidiaries and branches as of December 31, 2010.

Business Unit	Location	Year Established or Acquired
Subsidiaries Shinhan Asia Ltd.	Hong Kong SAR, China	1982
Shinhan Bank Europe GmbH	Germany	1994
Shinhan Bank America	New York, U.S.A.	2003
Shinhan Vina Bank	Vietnam	2000
Shinhan Bank (China) Limited	Beijing, China	2008
Shinhan Khmer Bank Limited	Cambodia	2007
Shinhan Bank Kazakhstan Limited	Kazakhstan	2008
Shinhan Bank Canada	Toronto, Canada	2009
Shinhan Bank Japan(1)	Tokyo, Japan	2009
Shinhan Bank Vietnam(2)	Ho Chi Minh City, Vietnam	2009

Branches

New York	U.S.A.	1989
Singapore	Singapore	1990
London	United Kingdom	1991
Mumbai	India	1996
Hong Kong	China	2006
New Delhi	India	2006
Vellore	India	2010

Representative Office

Mexico Representative Office	Mexico City, Mexico	2008
Uzbekistan Representative Office	Tashkent, Uzbekistan	2009

Notes:

(1)	While Shinhan Bank established the subsidiary in Japan in 2009, Shinhan Bank provided banking services in Japan through a branch structure since 1986.

(2)	While Shinhan Bank established the subsidiary in Vietnam in 2009, Shinhan Bank provided banking services in Vietnam through a branch structure since 1995.

Currently, our overseas subsidiaries and branches are primarily engaged in trade financing and local currency funding for Korean companies and Korean nationals in the overseas markets, as well as providing foreign exchange services in conjunction with Shinhan Bank’s headquarters. On a limited basis, these overseas branches and subsidiaries also engage in investment and trading of securities of foreign issuers. In the future, as part of our “globalization” efforts, we plan to expand our coverage of local customers in the overseas markets by providing a wider range of services in retail and corporate banking, and to that end, we have increasingly established subsidiaries in lieu of branches in select markets, most recently in Japan, in order to enhance our presence and enable a greater flexibility in our service offerings in these markets.

Credit Card Distribution Channels

Shinhan Card primarily uses three distribution channels to attract new credit card customers: (i) the banking and credit card branch network, (ii) sales agents, and (iii) business partnerships and affiliations with vendors.

The branch network for our credit card operations consisted of 951 branches as of December 31, 2010 of Shinhan Bank and 12 card sales branches, 11 installment sales branches, 10 debt collection branches and 15 combined operations branches (which includes card, installment and debt collection services) of Shinhan Card. The use of the established distribution network of Shinhan Bank is part of the groupwide cross-selling efforts of selling credit card products to existing banking customers. In 2010, the number of new cardholders acquired through our banking distribution network accounted for approximately 17.8% of the total number of new cardholders. We believe that the banking distribution network will continue to provide a stable and low-cost venue for acquiring high-quality credit cardholders.

The sales agents represented the most significant source of Shinhan Card’s new cardholders in 2010, and the number of new cardholders acquired through sales agents accounted for approximately 58.2% of the total number of Shinhan Card’s new cardholders in 2010. As of December 31, 2010, Shinhan Card had 8,131 sales agents, of which 7,108 were independent contractors and 1,023 were sales agents of Shinhan Card’s business partners and affiliates. These sales agents assist prospective customers with the application process and customer service. The compensation to these sales agents is tied to the transaction volume and the repayment patterns of the customers introduced by them, and we believe this system helps to minimize credit risk and enhance profitability.

As a way of acquiring new cardholders, Shinhan Card also has business partnership and affiliation arrangements with a number of vendors, including gas stations, major retailers, airlines and telecommunication and Internet service providers. Shinhan Card plans to continue to leverage its alliances with such vendors to attract new cardholders.

Securities Brokerage Distribution Channels

Our securities brokerage services are conducted principally through Shinhan Investment. As of December 31, 2010, Shinhan Investment had 107 service centers nationwide, and three overseas subsidiaries based in New York, London and Hong Kong to service our corporate customers.

Approximately 72% of our brokerage branches are located in the Seoul metropolitan area with a focus on attracting high net worth individual customers as well as enhancing synergy with our retail and corporate banking branch network. We plan to continue to explore new business opportunities, particularly in the corporate customer segment, through further cooperation between Shinhan Investment and Shinhan Bank.

Insurance Sales and Distribution Channels

We sell and provide our insurance services primarily through Shinhan Life Insurance. Shinhan Life Insurance, in addition to distributing bancassurance products through our bank branches, also distributes a wide range of life insurance products through its own branch network, an agency network of financial planners and telemarketers, as well as through the Internet. As of March 31, 2011, Shinhan Life Insurance had 161 branches and seven customer support centers. These branches are staffed by financial planners, telemarketers, agent marketers and bancassurance to meet the various needs of our insurance and lending customers. Our groupwide customer support centers arrange for policy loans (namely loans secured by the cash surrender value of the underlying insurance policy) for our insurance customers and, to a limited extent, other loans to other customers, and also handle insurance payments.

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

In addition, we are currently continuing to upgrade the information technology systems for each of our subsidiaries to enhance the quality of our customer service specific to such subsidiary. We have completed the implementation of improved systems for Shinhan Life Insurance in November 2008 and Shinhan Investment in August 2009, and completed the IT integration for LG Card and former Shinhan Card in August 2008. With respect to Shinhan Bank, we are continually developing its information technology system to provide high quality customer service by upgrading its internet and mobile banking services, including developing a system which is compatible with smart phones and tablet PCs. In addition, we are continuing to upgrade the information technology systems of Shinhan Bank’s subsidiaries, on a global basis, to enhance the quality of the customer service specific to each such subsidiary, including the AITHER System, which has been implemented in Shinhan Bank’s subsidiaries in Japan, China and the United States and is scheduled to be implemented in Shinhan Bank’s subsidiaries in Europe, New York and Canada in 2011.

We are also currently developing upgrades to Shinhan Card’s information technology system to accommodate new business demands and strengthen response capabilities to system deficiencies. Shinhan Card’s next generation system will increase operational efficiency through optimization of our software programs and data processing and will allow for, among other things, quicker response time to on-floor requests. Such upgrades are projected to be in place by October 2012, and will support Shinhan Card’s competitive advantage and serve as a platform for increased customer revenues.

During 2010, our information technology initiatives included installing a financial reporting system meeting the IFRS standards, which commenced on January 1, 2011 and is currently monitored to ensure a stable system. Our current information technology initiatives include improving our groupwide security management system to further ensure secure financial transactions for our customers. Although we believe our ISO27001 certified security management system is one of the most sophisticated in the industry, we are continuously upgrading our groupwide security monitoring system in order to preempt and counter evolving external cyber invasions such as DDoS attacks and security breaches such as that recently experienced by Nonghyup Bank. Since 2008, our efforts to improve our information technology security capabilities on a groupwide level include upgrading our security guidelines, establishing an information technology security center, which includes a security help desk open 24 hours, seven days a week, creating a team dedicated to responding to security breaches, increasing investment in our security management system and strengthening our team of security experts. Going forward, we plan to implement such upgrades in each of our business segments.

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

In the banking sector, Shinhan Bank competes principally with other national commercial banks in Korea, but also faces competition from a number of additional banking institutions, including branches and subsidiaries of foreign banks operating in Korea, regional banks, government-owned development banks and Korea’s specialized banks, such as Korea Development Bank, the Industrial Bank of Korea and the National Association of Agriculture and Fisheries, as well as various other types of financial service providers, including savings institutions (such as mutual savings and finance companies, credit unions and credit cooperatives), investment companies (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. As of December 31, 2010, Korea had seven major nationwide domestic commercial banks (including Citibank and Standard Chartered First Bank, both of which are domestic commercial banks acquired by global financial institutions), six regional commercial banks and branches and subsidiaries of 37 foreign banks. We believe that foreign financial institutions, many of which have greater experiences and resources than we do, will continue to enter the Korean market and compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions.

In the small- and medium-sized enterprise and retail banking segments, which have been Shinhan Bank’s traditional core businesses, competition is expected to increase further, although in a more limited fashion compared to that prior to the recent global financial crisis. Prior to the crisis, most Korean banks, including Shinhan Bank, focused on enlarging their assets through aggressive loan growth from small- and medium-sized enterprises and retail customers and, to a lesser extent, from large corporate borrowers, while developing fee income businesses, including bancassurance and investment products, as complementary sources of revenue. Following the crisis, the Korean banks, including Shinhan Bank, are increasingly focusing on stable asset growth based on quality credit, such as corporate borrowers with high credit ratings, loans to SOHO with high levels of collateralization, and home and mortgage loans within the limits of the prescribed loan-to-value ratios and debt-to-equity ratios, while reducing their credit exposure to small- and medium-sized enterprises. This shift in focus toward stable growth based on less risky assets is likely to result in lower net interest margin and reduced overall profitability, especially as the banks compete for the same pool of quality credit by engaging in price competition or by other means. Shinhan Bank has traditionally focused, and will continue to focus on, enhancing profitability rather than increasing asset size or market share, and has avoided, to the extent practicable, engaging in price competition by way of lowering lending rates. Therefore, if competing financial institutions seek to expand market share by lowering their lending rates, Shinhan Bank may suffer customer loss, especially among customers who select their lenders principally on the basis of lending rates. In response thereto or for other strategic reasons, Shinhan Bank may subsequently lower their lending rates to stay competitive, which could lead to a decrease in its net interest margins and outweigh any positive impact on the net interest margin from a general rise in market interest rates. Any future decline in Shinhan Bank’s customer base or its net interest margins could have an adverse effect on its results of operations and financial condition.

In the credit card sector, Shinhan Card competes principally with existing “monoline” credit card companies, credit card divisions of commercial banks, consumer finance companies, other financial institutions and, recently, credit card service providers allied with mobile telecommunications service providers in Korea. Competition has been intensifying in this sector and the market has seen further signs of saturation as existing and new credit card service providers, such as credit card companies recently spun off from KB Financial Group, have made significant investments and engaged in aggressive marketing campaigns and promotions to acquire new customers and target customers with high credit quality. In addition, other credit card issuers may compete with Shinhan Card for customers by offering lower interest rates and fees, higher credit limits, more attractive promotions and incentives and alternative products such as phone cards, gift cards and low-interest consumer loan products. As a result, Shinhan Card may lose customers or service opportunities to competing credit card issuers and/or incur higher marketing expenses. Customer attrition, together with any lowering of interest rates or fees and/or more extensive marketing and promotional campaigns that Shinhan Card might implement to acquire and retain customers, could reduce its revenues and earnings. Furthermore, the average credit quality of Shinhan Card’s customers may decline if customers with higher credit quality borrow from Shinhan Card’s competitors rather than from Shinhan Card.

In other financial services sectors, our other subsidiaries also compete in a highly fragmented market. Some of our competitors, particularly the major global financial institutions, have greater experience and resources than we do.

Potential consolidation among our rival institutions may make the competitive landscape more adverse to us. The Korean banking industry may undergo further consolidation either voluntarily or as part of government-led initiatives. Some of the financial institutions resulting from these developments may, by virtue of their increased size, expanded business scope and more efficient operations, provide greater competition for us. For example, in June 2008, the Government announced its plans to privatize Korea Development Bank, one of the Government’s key policy banks, and in January 2010, the Government announced its intent to sell its controlling stake in Woori Financial Group, one of the top three financial holding companies in Korea in terms of assets as of December 31, 2010 with a similarly ranked banking operation. If Woori Financial Group were to be acquired by a rival bank or financial holding company, the consolidated entity will have a greater scale of operations, including a larger customer base, and financial resources than us, which may hurt our ability to compete effectively. In addition, Hana Financial Group is currently seeking to complete its acquisition of a majority stake in Korea Exchange Bank. Any of these developments, if materialized, may place us at a competitive disadvantage and outweigh any potential benefit to us in the form of opportunities to acquire new customers who are displeased with the level of services at the newly merged entities or to provide credit facilities to corporate customers who wish to maintain relationship with a wide range of banks in order to diversify their sources of funding.

As the Korean economy further develops and new business opportunities arise, more competitors may enter the financial services industry. Recently, banks are beginning to compete for new customers and it is likely that competition between bank-operated credit card companies and independent card companies will increase substantially. For example, in 2009, Hana SK Card was launched through a partnership between Hana Financial Group Inc. and SK Telecom. In addition, the KT Group is currently in the process of increasing its stake in BC Card while the KDB Group and Korea Post have recently announced their intentions to enter the credit card industry. Furthermore, large non-financial institutions, such as mobile telecommunications companies have also been reported to be considering entry into the Korean credit card and consumer finance businesses, by way of market-convergence with the existing and future mobile telephone networks. Both SK Telecom and Korea Telecom have begun to actively provide mobile phone payment services using advanced mobile phone technology. As these two companies are the two largest telecommunications service providers in Korea serving a substantial majority of the Korean population, a widespread consumer acceptance of mobile phone payment services in lieu of credit card services could pose a serious competitive threat to the existing credit card service providers, including our credit card subsidiary.

Competition in the Korean financial services industry may also intensify as a result of deregulation. For example, the FSCMA, which became effective in February 2009, promotes integration and rationalization of the Korean capital markets and financial investment products industry by permitting a wider range of financial services providers to engage in a broader sphere of financial activities, including depositary services, and has, to a significant extent, removed the regulatory barriers between securities brokerage, asset management, derivative financial services and trust services in favor of creating financial investment companies that may engage in all of the foregoing activities. Accordingly, the FSCMA enables the creation of large financial institutions that can offer both commercial and investment banking services modeled after the major global financial institutions based in the United States and Europe. In addition, in 2008, the Korean legislature proposed an amendment to the Bank Act, which would permit certain qualified entities to provide online banking services as their primary business without being required to establish a branch network. Such amendment, if passed, may further intensify competition in the Korean banking industry. Recently, in light of the recent global financial crisis, the Government has subjected Korean financial institutions to stricter regulatory requirements and guidelines in areas of asset quality, capital adequacy, liquidity and residential and other lending practices, which has had a dampening effect on competition. However, there is no assurance that these measures will continue to curb competition or that the Government will not reverse or reduce such measures or introduce other deregulatory measures, which may further intensify competition.

If we are unable to compete effectively in the changing business and regulatory environment, our profit margin and market share may erode and our further growth opportunities may become limited, which could adversely affect our business, results of operation and financial condition. See “Item 3.D. Risk Factors — Risks Relating to Our Overall Business — Competition in the Korean financial services industry is intense, and may further intensify as a result of recent deregulation” and “Item 4.B. Business Overview — Supervision and Regulation — Financial Investment Services and Capital Markets Act.”

Description of Assets and Liabilities

Unless otherwise specifically mentioned or the context otherwise requires, the following description of assets and liabilities is presented on a consolidated basis under U.S. GAAP.

Loans

As of December 31, 2010, our total gross loan portfolio was (Won)179,957 billion, which represented an increase of 6.32% from (Won)169,255 billion at December 31, 2009. The increase in the portfolio primarily reflects a 9.4% increase in commercial and industrial loans and 11.5% increase in mortgages and home equity loans.

Loan Types

The following table presents our loans by type for the periods indicated. Except where specified otherwise, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2006		2007		2008		2009		2010
	(In billions of Won)
Corporate
Commercial and industrial(1)	(Won)	40,063	(Won)	48,485	(Won)	55,466	(Won)	54,479	(Won)	59,610
Other commercial(2)		27,319		30,312		37,637		34,770		34,601
Lease financing		585		1,370		1,592		1,560		1,578

Total — Corporate		67,967		80,167		94,695		90,809		95,789

Consumer
Mortgages and home equity		30,097		31,495		36,183		40,022		44,647
Other consumer(3)		20,458		25,475		25,026		23,307		22,042
Credit cards		3,924		14,681		14,637		15,117		17,479

Total — Consumer		54,479		71,651		75,846		78,446		84,168

Total loans(4)	(Won)	122,446	(Won)	151,818	(Won)	170,541	(Won)	169,255	(Won)	179,957

Notes:

(1)	Consists primarily of working capital loans, general purpose loans, bills purchased, trade-related notes and inter-bank loans.

(2)	Consists primarily of privately placed bonds, credit facility drawdowns and purchases of commercial paper or notes at a discount from its customers with recourse.

(3)	Consists of general unsecured loans and loans secured by collateral other than housing to retail customers.

(4)	As of December 31, 2008, 2009 and 2010, approximately 90.4%, 94.4% and 94.5% of our total gross loans, respectively, were Won-denominated.

Loan Portfolio

The total exposure of us or our banking subsidiaries to any single borrower and exposure to any single group of companies belonging to the same conglomerate is limited by law to 20% and 25%, respectively, of the Net Total Equity Capital (as defined in “— Supervision and Regulation”) under Korean GAAP on a consolidated basis.

Twenty Largest Exposures by Borrower

As of December 31, 2010, our 20 largest exposures, consisting of loans, securities and guarantees and acceptances, totaled (Won)40,187 billion and accounted for 15.89% of our total exposures. The following table sets forth our total exposures to these top 20 borrowers as of December 31, 2010.

	Loans in Won Currency		Loans in Foreign Currency		Equity Securities		Debt Securities		Guarantees and Acceptances		Total Exposure		Impaired Loans and Guarantees and Acceptances
	(In billions of Won)
Ministry of Strategy and Finance	(Won)	—	(Won)	—	(Won)	31	(Won)	11,574	(Won)	—	(Won)	11,605	(Won)	—
The Bank of Korea		—		—		—		5,174		—		5,174		—
Korea Development Bank		—		—		64		2,423		—		2,487		—
Korea Deposit Insurance Corporation		—		—		—		2,315		—		2,315		—
Industrial Bank of Korea.		498		17		3		1,753		—		2,271		—
Korea Land & Housing Corporation		—		—		15		2,212		—		2,227		—
Hyundai Heavy Industries Co., Ltd.		1,003		1		—		—		1,032		2,036		—
National Agricultural Cooperative Federation		—		—		—		1,300		—		1,300		—
Woori Bank.		—		—		—		1,222		—		1,222		—
Songdo Cosmopolitan City Development Inc.		1,183		—		—		—		—		1,183		—
Hana Bank		308		—		—		789		—		1,097		—
Samsung Electronics Co., Ltd.		—		1,033		—		—		—		1,033		—
Kookmin Bank		—		—		—		1,023		—		1,023		—
POSCO		—		—		860		129		—		989		—
SH Corporation		500		—		1		424		—		925		—
Hyundai Samho Heavy Industries Co., Ltd.		—		—		—		—		819		819		—
Korea Electric Power Corporation		—		—		12		734		—		746		—
Small & medium Business Corporation		—		—		—		588		—		588		—
Hyundai Mipo Dockyard Co., Ltd.		—		—		—		—		582		582		—
Samsung Heavy Industries Co., Ltd.		—		—		—		—		565		565		—

Total	(Won)	3,492	(Won)	1,051	(Won)	986	(Won)	31,660	(Won)	2,998	(Won)	40,187	(Won)	—

Exposure to Main Debtor Groups

As of December 31, 2010, 9.71% of our total exposure was to the 39 main debtor groups, which are largely comprised of chaebols. The following table shows, as of December 31, 2010, our total exposures to the ten main debtor groups to which we have the largest exposure.

Main Debtor Groups	Loans in Won Currency		Loans in Foreign Currency		Equity Securities		Debt Securities		Guarantees and Acceptances		Total Exposure		Amounts of Impaired Loans and Guarantees and Acceptances
	(In billions of Won)
Hyundai Heavy Industries	(Won)	1,068	(Won)	34	(Won)	18	(Won)	50	(Won)	2,593	(Won)	3,763	(Won)	—
Samsung		253		1,231		632		287		889		3,292		—
Hyundai Motors		1,067		852		91		478		557		3,045		—
SK		342		182		445		181		518		1,668		—
POSCO		93		114		866		120		269		1,462		—
LG		365		471		24		76		336		1,272		—
Lotte		434		9		7		303		84		837		—
LS		120		145		6		51		279		601		—
STX		114		1		50		—		421		586		—
GS		145		34		5		127		206		517		—

Total	(Won)	4,001	(Won)	3,073	(Won)	2,144	(Won)	1,673	(Won)	6,152	(Won)	17,043	(Won)	—
Loan Concentration by Industry

The following table shows the aggregate balance of our corporate loans by industry concentration as of December 31, 2010.

Industry	Aggregate Loan Balance		Percentage of Total Corporate Loan Balance
	(In billions of Won)		(Percentages)
Manufacturing	(Won)	33,738	35.22%
Retail and wholesale		12,863	13.43
Real estate, leasing and service		17,618	18.39
Construction		5,431	5.67
Hotel and leisure(1)		3,373	3.52
Finance and insurance		2,697	2.82
Transportation, storage and communication		5,230	5.46
Other service		7,568	7.90
Other		7,271	7.59

Total	(Won)	95,789	100.00%

Note:

(1)	Consists principally of hotels, motels and restaurants.

Loan Concentration by Size of Loans

The following table shows the aggregate balances of our loans by outstanding loan amount as of December 31, 2010.

	Aggregate Loan Balance		Percentage of Total Loan Balance
	(In billions of Won)		(Percentages)
Commercial and industrial
Up to (Won)10 million	(Won)	187	0.10%
Over (Won)10 million to (Won)50 million		1,974	1.10
Over (Won)50 million to (Won)100 million		2,789	1.55
Over (Won)100 million to (Won)500 million		13,086	7.27
Over (Won)500 million to (Won)1 billion		7,254	4.03
Over (Won)1 billion to (Won)5 billion		15,939	8.84
Over (Won)5 billion to (Won)10 billion		5,931	3.30
Over (Won)10 billion to (Won)50 billion		9,632	5.35
Over (Won)50 billion to (Won)100 billion		2,030	1.13
Over (Won)100 billion		788	0.44

Sub-total	(Won)	59,610	33.11%

Other commercial
Up to (Won)10 million	(Won)	371	0.21%
Over (Won)10 million to (Won)50 million		2,237	1.24
Over (Won)50 million to (Won)100 million		1,569	0.87
Over (Won)100 million to (Won)500 million		4,534	2.52
Over (Won)500 million to (Won)1 billion		2,045	1.14
Over (Won)1 billion to (Won)5 billion		4,729	2.63
Over (Won)5 billion to (Won)10 billion		4,308	2.39
Over (Won)10 billion to (Won)50 billion		7,086	3.94
Over (Won)50 billion to (Won)100 billion		2,084	1.16
Over (Won)100 billion		5,638	3.13

Sub-total	(Won)	34,601	19.23%

Lease financing
Up to (Won)10 million	(Won)	7	—%
Over (Won)10 million to (Won)50 million		400	0.22
Over (Won)50 million to (Won)100 million		252	0.14
Over (Won)100 million to (Won)500 million		177	0.10
Over (Won)500 million to (Won)1 billion		57	0.03
Over (Won)1 billion to (Won)5 billion		192	0.11
Over (Won)5 billion to (Won)10 billion		131	0.07
Over (Won)10 billion to (Won)50 billion		295	0.16
Over (Won)50 billion to (Won)100 billion		67	0.04
Over (Won)100 billion		—	—

Sub-total	(Won)	1,578	0.87%

	Aggregate Loan Balance		Percentage of Total Loan Balance
	(In billions of Won)		(Percentages)
Mortgage and home equity
Up to (Won)10 million	(Won)	370	0.21%
Over (Won)10 million to (Won)50 million		6,795	3.78
Over (Won)50 million to (Won)100 million		9,691	5.39
Over (Won)100 million to (Won)500 million		25,613	14.23
Over (Won)500 million to (Won)1 billion		1,856	1.03
Over (Won)1 billion to (Won)5 billion		322	0.18
Over (Won)5 billion to (Won)10 billion		—	—
Over (Won)10 billion to (Won)50 billion		—	—
Over (Won)50 billion to (Won)100 billion		—	—
Over (Won)100 billion		—	—

Sub-total	(Won)	44,647	24.82%

Other consumer
Up to (Won)10 million	(Won)	4,059	2.26%
Over (Won)10 million to (Won)50 million		8,010	4.45
Over (Won)50 million to (Won)100 million		2,759	1.53
Over (Won)100 million to (Won)500 million		5,261	2.92
Over (Won)500 million to (Won)1 billion		886	0.49
Over (Won)1 billion to (Won)5 billion		696	0.39
Over (Won)5 billion to (Won)10 billion		249	0.14
Over (Won)10 billion to (Won)50 billion		47	0.03
Over (Won)50 billion		75	0.04
Over (Won)100 billion		—	—

Sub-total	(Won)	22,042	12.25%

Credit cards(1)
Up to (Won)10 million	(Won)	15,626	8.68%
Over (Won)10 million to (Won)50 million		1,192	0.66
Over (Won)50 million to (Won)100 million		46	0.03
Over (Won)100 million to (Won)500 million		59	0.03
Over (Won)500 million to (Won)1 billion		11	0.01
Over (Won)1 billion to (Won)5 billion		31	0.02
Over (Won)5 billion to (Won)10 billion		18	0.01
Over (Won)10 billion to (Won)50 billion		48	0.03
Over (Won)50 billion to (Won)100 billion		448	0.25
Over (Won)100 billion		—	—

Sub-total		17,479	9.72%

Total	(Won)	179,957	100.00%

Note:

(1)	Includes corporate credit card purchases.

Maturity Analysis

The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio as of December 31, 2010. The amounts disclosed are before deduction of attributable loan loss reserves.

	As of December 31, 2010
	1 Year or Less		Over 1 Year but Not More Than 5 Years		Over 5 Years		Total
	(In billions of Won)
Corporate:
Commercial and industrial	(Won)	51,374	(Won)	6,921	(Won)	1,315	(Won)	59,610
Other commercial		20,437		8,027		6,137		34,601
Lease financing		267		1,230		81		1,578

Total corporate	(Won)	72,078	(Won)	16,178	(Won)	7,533	(Won)	95,789

Consumer:
Mortgage and home equity	(Won)	10,154	(Won)	8,715	(Won)	25,778	(Won)	44,647
Other consumer		19,575		2,263		204		22,042
Credit cards		16,645		834		—		17,479

Total consumer	(Won)	46,374	(Won)	11,812	(Won)	25,982	(Won)	84,168

Total domestic loans	(Won)	118,452	(Won)	27,990	(Won)	33,515	(Won)	179,957

We may roll over our corporate loans (primarily consisting of working capital loans and facility loans) and retail loans (to the extent not payable in installments) after we conduct our normal loan reviews in accordance with our loan review procedures. Working capital loans may be extended on an annual basis for an aggregate term of three to five years for unsecured loans and five years for secured loans. Facilities loans, which are generally secured, may generally be extended once for a maximum of five years from the date the relevant loan is initially made. Retail loans may be extended for additional terms of up to 12 months for an aggregate term of ten years for both unsecured loans and secured loans.

Interest Rate Sensitivity

The following table shows our loans by interest rate sensitivity as of December 31, 2010.

	As of December 31, 2010
	Due Within 1 Year		Due After 1 Year		Total
	(In billions of Won)
Fixed rate loans(1)	(Won)	42,987	(Won)	12,453	(Won)	55,440
Variable rate loans(2)		70,836		53,681		124,517

Total gross loans	(Won)	113,823	(Won)	66,134	(Won)	179,957

Notes:

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term of the loan.

(2)	Variable or adjustable rate loans are for which the interest rate is not fixed for the entire term of the loan.

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

We generally do not request borrowers to make immediate repayment of the whole outstanding principal balances and related accrued interest on nonaccrual loans whose interest payments are past due for one to 14 days in case of commercial loans and one to 30 days in case of retail loans. Except where specified otherwise, the amount of such past due loans within the grace period is excluded from the amount of non-accrual loans disclosed in this annual report and from calculation of related foregone interest.

Interest foregone is the interest due on nonaccrual loans that has not been accrued in our books of account. In 2006, 2007, 2008, 2009 and 2010, we would have recorded gross interest income of (Won)140 billion, (Won)155 billion, (Won)202 billion, (Won)151 billion and (Won)99 billion, respectively, on loans accounted for on a nonaccrual basis throughout the respective years, or since origination for loans held for part of the year, had the loans been current with respect to their original contractual terms. The amount of interest income on those loans that was included in our net income in 2006, 2007, 2008, 2009 and 2010 were (Won)107 billion, (Won)77 billion, (Won)109 billion, (Won)90 billion and (Won)55 billion, respectively.

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

	As of December 31,
	2006(1)		2007(1)		2008(1)		2009(1)		2010(1)
	(In billions of Won)
Loans accounted for on a nonaccrual basis
Corporate	(Won)	1,187	(Won)	1,181	(Won)	1,457	(Won)	1,231	(Won)	1,157
Consumer		241		174		148		187		137
Credit cards		226		409		416		224		238

Sub-total		1,654		1,764		2,021		1,642		1,532

Accruing loans which are contractually past due one day or more as to principal or interest
Corporate(2)		56		98		122		65		16
Consumer(3)		55		67		46		24		28
Credit cards		—		—		—		—		—
Sub-total		111		165		168		89		44

Total	(Won)	1,765	(Won)	1,929	(Won)	2,189	(Won)	1,731	(Won)	2,233

Notes:

(1)

Excludes past due loans within the grace period in the amount of (Won)334 billion, (Won)1,128 billion, (Won)1,119 billion, (Won)823 billion and (Won)656 billion as of December 31, 2006, 2007, 2008, 2009 and 2010 respectively.

(2)

Includes accruing loans which are contractually past due 90 days or more in the amount of (Won)5 billion, (Won)2 billion, (Won)10 billion, (Won)8 billion and (Won)2 billion that are corporate loans as of December 31, 2006, 2007, 2008, 2009 and 2010, respectively.

(3)

Includes accruing loans which are contractually past due 90 days or more in the amount of (Won)23 billion, (Won)27 billion, (Won)13 billion, (Won)8 billion and (Won)1 billion that are consumer loans as of December 31, 2006, 2007, 2008, 2009 and 2010, respectively.

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

	As of December 31,
	2006		2007		2008		2009		2010
	(In billions of Won)
Loans classified as “troubled debt restructurings” (excluding nonaccrual and past due loans)1	(Won)	111	(Won)	124	(Won)	557	(Won)	932	(Won)	1,003

Note:

(1)

The total amount of loans classified as “troubled debt restructurings,” including nonaccrual and past due loans, amounted to (Won)343 billion, (Won)386 billion, (Won)747 billion, (Won)1,097 billion and (Won)1,275 billion for the year ended December 31, 2006, 2007, 2008, 2009 and 2010, respectively.

For the year ended December 31, 2006, 2007, 2008, 2009 and 2010, interest income that would have been recorded under the original contract terms of restructured loans amounted to (Won)5 billion, (Won)5 billion, (Won)21 billion, (Won)34 billion and (Won)38 billion, respectively, out of which (Won)4 billion, (Won)2 billion, (Won)18 billion, (Won)22 billion and (Won)31 billion was reflected as our interest income, respectively.

The following table presents a breakdown of the outstanding balance and specific allowance for loan losses as of December 31, 2010 of corporate loans classified as “troubled debt restructurings” under U.S. GAAP by the type of restructuring to which such loans are subject. The table provides a breakdown of the total amount of “troubled debt restructurings” (including nonaccrual and past due loans) for purposes of enhanced disclosure.

	As of December 31,
	2009				2010
	Outstanding balance		Allowance		Outstanding balance		Allowance
	(In billions of Won)
Corporate loans classified as “troubled debt restructurings”(1):
Workout	(Won)	866	(Won)	367	(Won)	1,201	(Won)	651
Composition		11		8		73		31
Court receivership		—		—		—		—
Others(2)		220		107		1		1

Total	(Won)	1,097	(Won)	482	(Won)	1,275	(Won)	683

Notes:

(1)	Includes nonaccrual and past due loans.

(2)	Principally consists of loans subject to corporate turnaround or corporate reorganization pursuant to the Debtor Rehabilitation and Bankruptcy Act (also known as the Consolidated Insolvency Act).

With respect to the retail loans (including nonaccrual and past due loans) subject to workouts under the “pre-workout program” for retail borrowers (which loans are not part of the aforementioned corporate loans and therefore not included in the table above), the outstanding loan balance and specific allowance for loan losses amounted to (Won)13.2 billion and (Won)4.3 billion, respectively, as of December 31, 2009 and (Won)194.3 billion and (Won)65.2 billion, respectively, as of December 31, 2010. For more information on the “pre-workout program,” see “— Credit Exposures to Companies in Workout, Court Receivership or Composition — Credit Rehabilitation Programs for Delinquent Consumer and Small- and Medium-sized Enterprise Borrowers.”

As of December 31, 2009 and 2010, the amount of restructured loans that are considered impaired was (Won)1,097 billion and (Won)1,275 billion, respectively, of which (Won)165 billion and (Won)272 billion, respectively, was classified as nonaccrual and (Won)932 billion and (Won)1,003 billion, respectively, was classified as accruing, in each case, pursuant to our general interest accrual policy as described below. In 2009 and 2010, the charge-off on restructured loans amounted to (Won)192 billion and (Won)208 billion, respectively, of which (Won)78 billion and (Won)20 billion, respectively, were related to loans converted into equity securities as part of restructuring.

Credit Exposures to Companies in Workout, Court Receivership or Composition

Our credit exposures to restructuring are managed and collected by our Corporate Credit Collection Department. As of December 31, 2010, 0.7% of our total loans, or (Won)1,275 billion (of which (Won)272 billion was classified as nonaccrual and (Won)1,003 billion was classified as accruing), was under restructuring. Restructuring of our credit exposures principally takes the legal form of workout, court receivership or composition.

Workout

Under the Corporate Restructuring Promotion Act, which became reinstated in August 2007 to remain effective until December 31, 2010, all creditors to borrowers that are financial institutions are required to participate in a creditors’ committee. The Corporate Restructuring Promotion Act is mandatorily applicable to a wide range of financial institutions in Korea, which include commercial banks, insurance companies, asset management companies, securities companies, merchant banks, the Korea Deposit Insurance Corporation and the Korea Asset Management Corporation. Under this act, the approval of financial institution creditors holding not less than 75% of the total debt outstanding of a borrower is required for such borrower’s restructuring plan, including debt restructuring and provision of additional funds, which plan is binding on all the financial institution creditors of the borrower, provided that any financial institution creditor that disagrees with the final restructuring plan approved by the creditors’ committee has the right to request the creditors’ committee to purchase its claims at a mutually agreed price. In the event that the creditors’ committee and the dissenting financial institution creditor fail to come to an agreement, a mediation committee consisting of seven experts is set up to resolve the matter. There is a risk that these procedures may require us to participate in a plan we do not agree with or may require us to sell our claims at prices that we do not believe are adequate. With respect to any workout for which the lead creditor bank calls for a meeting of the creditors’ committee while the old Corporate Restructuring Promotion Act was still effective, the procedures applicable to such creditors’ committee and the related workout remain subject to the Corporate Restructuring Promotion Act until the suspension or conclusion of such workout, provided that such workout becomes subject to the procedures under the reinstated Corporate Restructuring Promotion Act as of its effective date, as opposed to the old Corporate Restructuring Promotion Act, even if such workout began while the old law was in effect. Under the reinstated Corporate Restructuring Promotion Act, if any of our borrowers becomes subject to corporate restructuring procedures, we may be forced to (i) restructure our credits pursuant to restructuring plans approved by other creditor financial institutions holding 75% or more of the total outstanding debt (and 75% or more of the total outstanding secured debt, if the restructuring plan includes the restructuring of existing secured debt) of the borrower or (ii) dispose of our credits to other creditors on unfavorable terms. This law remained effective until April 29, 2011 and became reinstated on May 19, 2011 to remain effective until December 31, 2013.

The total loan amount currently undergoing workout as of December 31, 2010 was (Won)1,201 billion.

Court Receivership and Composition

The Debtor Rehabilitation and Bankruptcy Act, which took effect on April 1, 2006, is designed to consolidate all existing bankruptcy-related laws in Korea, namely the Corporate Reorganization Act, the Composition Act, the Bankruptcy Act and the Individual Debtor Recovery Act. Under the Debtor Rehabilitation and Bankruptcy Act, composition proceedings have been abolished and recovery proceedings have been introduced to replace the court receiverships. In a recovery proceeding, unlike court receivership proceedings where the management of the debtor company was vested in a court appointed receiver, the existing chief executive officer of the debtor company may continue to manage the debtor company, provided, that (i) neither fraudulent conveyance nor concealment of assets existed, (ii) the financial failure of the debtor company was not due to gross negligence of such chief executive officer, and (iii) no creditors’ meeting was convened to request, based on reasonable cause, a court-appointed receiver to replace such chief executive officer. While a court receivership proceeding was permitted only with respect to joint stock companies (chushik-hoesa), the recovery proceeding may be commenced by any insolvent debtor. Furthermore, in an effort to meet the global standards, international bankruptcy procedures have been introduced in Korea under which a receiver of a foreign bankruptcy proceeding may, upon receiving Korean court approval of the ongoing foreign bankruptcy proceeding, apply for or participate in a Korean bankruptcy proceeding. Similarly, a receiver in a domestic recovery proceeding or a bankruptcy trustee is allowed to perform its duties in a foreign country where an asset of the debtor is located to the extent the applicable foreign law permits.

However, any composition, corporate reorganization, bankruptcy and rehabilitation proceedings for individual debtors pending as of April 1, 2006, the effective date of the Debtor Rehabilitation and Bankruptcy Act, continue to proceed in accordance with the respective applicable laws.

As of December 31, 2010, the total loan amount subject to composition proceedings was (Won)73 billion. No loan amount was subject to court receivership.

Loans in the process of workout, court receivership or composition are reported as nonaccrual loans on our balance sheet as described in “— Nonaccrual Loans and Past Due Accruing Loans” above since generally, they are past due by more than one day and interest does not accrue on such loans. Restructured loans that meet the U.S. GAAP definition of a troubled debt restructuring are included within “— Troubled Debt Restructurings” described above. Such restructured loans are disclosed as either loans or securities on our balance sheet depending on the type of instrument we receive after the restructuring.

Credit Rehabilitation Programs for Delinquent Consumer and Small- and Medium-sized Enterprise Borrowers

In light of the rapid increase in delinquencies in credit card and other consumer credit and the social issues posed by the growing number of individuals with bad credit in recent years, the Korean government has implemented a number of measures intended to support the rehabilitation of the credit of delinquent consumer borrowers. These measures may affect the amount and timing of our collections and recoveries on our delinquent consumer credits.

Under the Debtor Rehabilitation and Bankruptcy Act, which took effect in 2006, a qualified individual debtor with outstanding debts in an aggregate amount not exceeding threshold amounts of (Won)500 million of unsecured debt and/or (Won)1 billion of secured debt may restructure his or her debts through a court-supervised debt restructuring that is binding on creditors.

On September 2, 2008, in order to support consumer borrowers with low credit scores, the Financial Services Commission established the Credit Rehabilitation Fund to purchase from creditors the loans of such borrowers that are in default and to provide guarantees so that such loans may be refinanced at lower rates. The Credit Rehabilitation Fund provides support to (i) individuals with low credit scores who are in default on loans not exceeding (Won)30 million in principal amount in the aggregate (which requirement will be waived for individuals who are “basic living welfare recipients”) for a period of three months or more and (ii) individuals with low credit scores ranging from category 7 to 10 who are in default on loans not exceeding (Won)30 million in principal amount in the aggregate (which requirement will be waived for individuals who are basic living welfare recipients) and the interest rate of which is 20% or more.

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

In March 2009, the Financial Services Commission requested Korean banks, including us, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with short-term outstanding debt. The pre-workout program is expected to be in operation from April 2009 to April 2013. Under the pre-workout program, maturity extensions and/or interest rate adjustments are provided for retail borrowers with the following standards: (i) total loans of less than (Won)500 million who are in arrears on their payments for more than 30 days but less than 90 days, (ii) new debt obligations created within the 6-month period from the application for the pre-work program do not exceed 30% of the total debt obligations, (iii) the debt-to-income ratio is below 30% and (iv) the total assets do not exceed (Won)600 million.

Loan Modification Programs for Loans Under Restructuring

We generally offer the following types of concessions in relation to restructured loans: reduction of interest rate, forgiveness of overdue interest, extension of the term for repayment of principal, conversion of debt into equity or the combination of the foregoing. The nature and degree of such concessions vary depending on, among other things, the creditworthiness of the borrower, the size of loans being restructured, the existing terms of the loans and other factors deemed relevant by the relevant creditors’ committee. We generally do not restructure an existing loan into multiple new loans (i.e., A Note/B Note structure).

The following table presents a breakdown of the gross amount of loans under restructuring as of December 31, 2009 and 2010 by our loan modification programs, as further categorized according to the loan category and performing versus nonperforming status.

	2009
Modification Programs	Nonperforming		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest:
Commercial and industrial	(Won)	47	(Won)	370	(Won)	417
Other commercial		3		111		114

Subtotal	(Won)	50	(Won)	481	(Won)	531

Reduction of interest rate:
Commercial and industrial	(Won)	3	(Won)	27	(Won)	30
Other commercial		1		135		136

Subtotal	(Won)	4	(Won)	162	(Won)	166

Forgiveness of principal:
Commercial and industrial		—		—		—
Other commercial	(Won)	3		—	(Won)	3

Subtotal	(Won)	3		—	(Won)	3

Equity Conversion:
Commercial and industrial	(Won)	10	(Won)	24	(Won)	34
Other commercial		1		1		2

Subtotal	(Won)	11	(Won)	25	(Won)	36

Additional ):
Commercial and industrial		—	(Won)	110	(Won)	110
Other commercial		—		62		62

Subtotal			(Won)	172	(Won)	172

Others(2):
Commercial and industrial	(Won)	76	(Won)	53	(Won)	129
Other commercial		12		48		60

Subtotal	(Won)	88	(Won)	101	(Won)	189

Total:	(Won)	156	(Won)	941	(Won)	1,097

	2010
Modification Programs	Nonperforming		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest:
Commercial and industrial	(Won)	18	(Won)	101	(Won)	119
Other commercial		2		76		78

Subtotal	(Won)	20	(Won)	177	(Won)	197

Reduction of interest rate:
Commercial and industrial	(Won)	134	(Won)	209	(Won)	343
Other commercial		21		32		53

Subtotal	(Won)	155	(Won)	241	(Won)	396

Forgiveness of principal:
Commercial and industrial	(Won)	—	(Won)	—	(Won)	—
Other commercial		—		—		—

Subtotal	(Won)	—	(Won)	—	(Won)	—

Equity Conversion:
Commercial and industrial	(Won)	15	(Won)	10	(Won)	25
Other commercial		—		—		—

Subtotal	(Won)	15	(Won)	10	(Won)	25

Additional lending(1):
Commercial and industrial	(Won)	3	(Won)	160	(Won)	163
Other commercial		—		73		73

Subtotal	(Won)	3	(Won)	233	(Won)	236

Others(2):
Commercial and industrial	(Won)	26	(Won)	230	(Won)	256
Other commercial		25		140		165

Subtotal	(Won)	51	(Won)	370	(Won)	421

Total:	(Won)	244	(Won)	1,031	(Won)	1,275

Notes:

(1)	Represents additional loans provided to the borrower at favorable terms as part of the restructuring package, which may include extension of the due date or reduction of interest rate, among others.

(2)

Principally consists of restructured loans whose restructuring terms were not determined as of December 31, 2010. A loan is deemed to be subject to restructuring upon the commencement of the composition or court receivership proceedings or when the relevant creditors’ committee or our credit officer determines that the borrower will be subject to workout, and in many cases the restructuring terms for such loans are not determined at the time such loans are deemed to be subject to restructuring.

Debt-equity Conversion

We distinguish between loans that we consider to be collectible under modified terms and loans that we consider to be uncollectible regardless of any modification of terms. With respect to a loan that we consider to be uncollectible regardless of any modification of terms, we convert a portion of such loan into equity securities following negotiation with the borrower and charge off the remainder of such loan as further described below. The equity securities so converted are recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable. In 2010, we converted into equity securities restructured loans amounting to (Won)46 billion, of which (Won)20 billion was subsequently treated as charge-off and (Won)26 billion was treated as the new cost basis of the equity securities.

Debt-to-equity conversion has two primary benefits. One, the debt-to-equity conversion reduces the amount of loans and related interest expenses of the borrower, resulting in lesser debt burden and greater liquidity for the borrower, a greater likelihood of its exit from restructuring and the repayment of its obligations to us. Two, in the case of a successful turnaround of the borrower, we are entitled to the upside gains from the increase in the value of the equity securities so converted. Notwithstanding these benefits, however, the resulting impact from the debt-to-equity conversion on our interest income is generally not material as the loans being converted as part of restructuring are generally deemed to be uncollectible regardless any modification of terms. As for the impact on our asset classification, we generally apply the same asset classification standards to both non-restructured and restructured loans. As for restructured loans, we also consider additional factors such as the borrower’s adherence to its business plans and execution of the self-help measures, among others, to the extent applicable. In consideration of such criteria, we generally classify loans subject to workout as “precautionary”. For a general discussion of our loan classifications, see “— Provisioning Policy — Loan Classifications.”

Evaluation of Loan Modification Programs

We currently do not conduct a systematic or quantitative evaluation of the success of any particular concession by type, whether historically, relatively to each other or relative to other financial institutions in Korea, although we do monitor on an individual basis the compliance by the borrower with the modified terms of the restructured loans. This is principally due to the following reasons.

One, in the case of large corporations subject to or about to be subject to restructuring, which represent the most significant restructuring cases in Korea, the restructuring process is generally not driven by us, but by a creditors’ committee involving several large creditor financial institutions, and in the case of very large corporations or corporations that are members of large business conglomerates, the process frequently involves the guidance of the government in light of the potential ripple effects of the restructuring on the general economy. Hence, it is difficult for us to collect data that would help us to evaluate the success of a particular concession based on the credit profile of the borrower and the type of concessions offered.

Two, the unavailability of systematic analysis notwithstanding, our general sense is that the restructuring cases in Korea have, to a large part, been successful as measured in terms of the ability of the borrowers to exit restructuring programs relatively quickly and further that the failed cases have not been particularly material.

As a result, to-date we have not found it particularly necessary or helpful to expend the time and resources required to conduct a systematic analysis for purposes of evaluating the success of concessions by the type of a particular concession offered.

We do however measure the success of concessions in limited ways, that is, principally in terms of how well the borrower complies with the terms and conditions of the restructuring plan as agreed between the borrower and its creditor institutions. A restructuring plan typically includes a business plan and self-help measures to be undertaken by the borrower. We monitor the borrower’s compliance with the restructuring plan on a periodic basis (namely, annual, semiannual or quarterly in accordance with the terms of the restructuring plan) and evaluate the success thereof principally in terms of three attributes: (i) the progress in the execution of the business plan, (ii) the progress in the execution of the self-help measures and (iii) other qualitative factors such as major developments in the general economy, the regulatory environment, the competitive landscape, the quality of senior management and personnel, and transparency in management. We also closely monitor the cash inflows and outflows of the borrower, and the creditors’ committee typically has the right to participate in decision-making related to major spending and borrowings by the borrower.

Accrual Policy for Restructured Loans

For purposes of our accrual policy, we classify restructured loans principally into (i) loans subject to workout pursuant to the Corporate Restructuring Promotion Act and (ii) loans subject to court receivership or composition pursuant to the Debtor Rehabilitation and Bankruptcy Act, which is the comprehensive bankruptcy-related law in Korea. See “— Credit Exposures to Companies in Workout, Court Receivership or Composition.” As for loans subject to workout, our general policy is to discontinue accruing interest on a loan when payment of principal and/or interest thereon becomes past due by one day or more, as described above in “— Nonaccrual

Loans and Past Due Accruing Loans.” Interest is recognized on these loans on a cash basis (i.e., when collected) from the date such loan is reclassified as non-accruing, and such loans are not reclassified as accruing until the overdue principal and/or interest amounts are paid in full. This general policy also applies to loans subject to workout even if such loans are restructured loans. In the case of loans subject to court receivership or composition, we discontinue accruing interest immediately upon the borrowers becoming subject to court receivership or composition (notwithstanding the absence of delinquency of such loans) in light of the heightened uncertainty regarding the borrower’s ability to repay, interest on such loans are recognized on a cash basis and such loans are not reclassified as accruing until the borrower exits court receivership or composition, as the case may be. Accordingly, under to our accrual policy, the number of payments made on a nonaccrual restructured loan is not a relevant factor in determining whether to reinstate such loan to accrual status.

Determination of Performance of Restructured Loans

In determining whether a borrower has demonstrated performance under the previous terms of the loan, we rely principally on the payment history of the borrower, namely whether the borrower has been delinquent by one day or more pursuant to our general interest accrual policy. In determining whether a borrower has shown the capacity to continue to perform under the restructured terms, we primarily rely upon the assessment of our credit officers (or the creditors’ committee in the case of large corporate borrowers with significant outstanding loans) of the likelihood of the borrower’s ability to repay under the restructured terms, which assessment takes into account the size of the loans in question, the credit profile of the borrower, the original terms of the loans and other factors deemed relevant by the relevant credit officers. Depending on various factors such as the size of the loans in question and the credit profile of the borrower, we or the relevant creditors’ committee, as the case may be, sometimes engage an outside advisory firm to perform further due diligence in order to supplement the aforementioned assessment. In certain cases, the borrowers also submit self-help measures to facilitate obtaining the approval for restructuring, which measures are then also taken into consideration by our credit officers or the relevant creditors’ committees, as the case may be, in determining their future capacity to continue to perform under the restructured terms.

Charge-off of Restructured Loans

As for loans that we consider to be collectible under modified terms (for example, by extending the due date for the payment of principal and/or interest or reducing the interest rate below the applicable interest rate to a rate below the prevailing market rate, or a combination of the foregoing), we generally restructure such loans under the modified terms and do not charge off any portion of such loans.

As for loans that we consider to be uncollectible regardless of any modification of terms, we negotiate with the borrower to have a portion of such loans converted into equity securities (usually common stock) of the borrower in consideration, among others, of (i) the degree to which such conversion will alleviate the debt burdens and liquidity concerns of the borrower, (ii) our potential upside from the gain in the value of the equity securities compared to the likelihood of collection if the loans were not converted into equity securities, and (iii) the borrower’s concerns regarding its shareholding structure subsequent to such conversion. We then charge off the remainder of the loans not so converted into equity securities. The value of the equity securities so converted are recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable.

Since we generally do not accrue interest on loans subject to court receivership or composition while we generally accrue interest on loans subject to workout unless past due by one day or more, charge-off is not a relevant factor we consider when determining the accrual status of a particular restructured loan.

We continue to accrue interest on restructured loans if we conclude that repayment of interest and principal contractually due on the entire debt is reasonably assured. Such conclusion is reached only after we have carefully reviewed the borrower’s ability to repay based on the assessment, among others, of various factors such as the size of the loans in question and the credit quality of the borrower by our credit officer or the relevant creditors’ committee as supplemented by the due diligence by outside advisory firms, as the case may be.

Potential Problem Loans

As of December 31, 2010, we had (Won)228 billion of loans rated as normal or precautious under the guidelines of the Financial Services Commission, which represent loans that are current as to payment of principal and interest but carry serious doubt as to the ability of the borrower to repay in the near future. These loans are classified as impaired and included in the calculation of loan loss allowance under U.S. GAAP.

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

Loan Classifications

For Korean GAAP and regulatory reporting purposes, we base our provisioning on the following loan classifications that classify corporate and retail loans as required by the Financial Services Commission. In making these classifications, we take into account a number of factors, including the financial position, profitability and transaction history of the borrower, the value of any collateral or guarantee taken as security for the extension of credit, probability of default and loss amount in the event of default. This classification method, and our related provisioning policy, is intended to reflect the borrower’s capacity to repay. To the extent there is any conflict between the Financial Services Commission guidelines and our internal analysis in such classifications, we adopt whichever is more conservative.

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

— Loans individually identified for review and considered impaired

Consistent with the internal credit risk monitoring policies, we evaluate impaired loans with relatively large balances (typically more than (Won)3 billion) individually for impairment. Loan loss allowances for these loans are generally established by discounting the estimated future cash flows (both principal and interest) we expect to receive using the loan’s effective interest rate. We consider the likelihood of all possible outcomes in determining our best estimate of expected future cash flows. Management consults closely with individual loan officers and reviews the cash flow assumptions used to ensure these estimates are valid.

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

— Loans collectively evaluated for impairment

We also establish specific allowances for impaired corporate loans with relatively small balances (typically (Won)3 billion or less). We manage these loans on a portfolio basis and therefore collectively evaluate them for impairment since it is impractical to analyze each such loan on an individual basis. The specific allowance for such loans is determined based on loss factors taking into consideration past performance of the portfolio, previous loan loss history and charge-off information.

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

	As of December 31,
	2008	2009	2010
	(Percentages)
Normal	0.77%	0.82%	1.22%
Precautionary	11.66	8.78	21.47
Substandard	23.27	39.49	45.49
Doubtful	81.97	86.47	75.67
Estimated loss	89.19	86.55	86.84

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

We consider a credit card or card loan to be delinquent if payment on such account is not received when first due and the amount outstanding is greater than (Won)10,000. Our general policy is to be proactive in its collection procedures. We believe that card accounts which are in early stages of delinquency are easier to collect than those accounts which have been delinquent for a longer period of time and, therefore, we emphasize collections at an early stage of delinquency although we increase the level of collection efforts as the delinquency period increases with respect to the relevant account. Efforts to collect from cardholders whose account balances are up to 30 days past due are generally made by our credit support centers at Shinhan Card. Our credit support centers classify delinquent customers based upon three criteria: the expected level of difficulty in collection, the nature of the customer and the customer’s contribution to Shinhan Card’s profitability. By implementing collection activities tailored to each such category of customers, we seek to maximize efficiency in our collection efforts.

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

Following the recent global financial crisis, which led to substantial gross charge-off in its aftermath, we also began to apply to off-balance sheet unused credit card limits the same methodology used in calculating probabilities of default (“PDs”) for credit card receivables. This methodology was further developed in 2009 based on the credit risk assessment system meeting the Basel standards and have been used in internally assessing and managing credit risks since January 2010.

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) for all loans as of the dates indicated.

	Current		Past Due Up to 3 Months		Past Due 3-6 Months		Past Due More Than 6 Months		Total
As of December 31,	Amount	%	Amount	%	Amount	%	Amount	%	Amount
	(In billions of Won, except percentages)
2006	120,222	98.18	971	0.79	172	0.14	1,081	0.89	122,446
2007	148,597	97.88	1,899	1.25	315	0.21	1,007	0.66	151,818
2008	167,064	97.96	2,120	1.24	420	0.25	937	0.55	170,541
2009	166,620	98.44	1,220	0.72	245	0.14	1,170	0.70	169,255
2010	177,725	98.76	1,232	0.68	505	0.28	495	0.28	179,957

Non-Performing Loans

Non-performing loans are defined as loans past due by more than 90 days. These loans are generally rated “substandard” or below under the guidelines of the Financial Supervisory Service. The following table shows, as of the dates indicated, the amount of the total non-performing loan portfolio and as a percentage of our total loans.

	As of December 31,
	2006		2007		2008		2009		2010
	(In billions of Won, except percentages)
Total non-performing loans	(Won)	1,253	(Won)	1,322	(Won)	1,357	(Won)	1,415	(Won)	1,001
As a percentage of total loans		1.02%		0.87%		0.80%		0.84%		0.56%

Analysis of Non-Performing Loans

The following table sets forth, for the periods indicated, the total non-performing loans by the borrower type.

	As of December 31,
	2006					2007					2008					2009					2010
	Total Loans		Non- Performing Loans		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans		Ratio of Non- Performing Loans
	(In billions of Won, except percentages)
Corporate
Commercial and industrial	(Won)	40,063	(Won)	760	1.90%	(Won)	48,485	(Won)	748	1.54%	(Won)	55,466	(Won)	755	1.36%	(Won)	54,479	(Won)	823	1.51%	(Won)	59,610	(Won)	374	0.63%
Other commercial		27,319		256	0.94		30,312		272	0.90		37,637		332	0.88		34,770		337	0.97		34,601		440	1.27
Lease financing		585		8	1.37		1,370		7	0.51		1,592		5	0.31		1,560		4	0.26		1,578		7	0.44

Total corporate		67,967		1.024	1.51		80,167		1,027	1.28		94,695		1,092	1.15		90,809		1,164	1.28		95,789		821	0.86

Consumer
Mortgage and home equity		30,097		68	0.23		31,495		45	0.14		36,183		40	0.11		40,022		29	0.07		44,647		27	0.06
Other consumer		20,458		119	0.58		25,475		85	0.33		25,026		54	0.22		23,307		51	0.22		22,042		39	0.18
Credit cards		3,924		42	1.07		14,681		165	1.12		14,637		171	1.17		15,117		171	1.13		17,479		114	0.65

Total consumer		54,479		229	0.42		71,651		295	0.41		75,846		265	0.35		78,446		251	0.32		84,168		180	0.21

Total	(Won)	122,446	(Won)	1,253	1.02%	(Won)	151,818	(Won)	1,322	0.87%	(Won)	170,541	(Won)	1,357	0.80%	(Won)	169,255	(Won)	1,415	0.84%	(Won)	179,957	(Won)	1,001	0.56%

Non-Performing Loans by Industry

The following table sets forth a breakdown of our non-performing loans by industry as of December 31, 2010.

Industry	Aggregate Non-Performing Loan Balance		Percentage of Total Non-Performing Corporate Loan Balance
	(In billions of Won)		(Percentages)
Manufacturing(1)	(Won)	235	23.48%
Retail and wholesale		31	3.10
Real estate, leasing and service		114	11.39
Construction		201	20.07
Hotel and leisure		9	0.90
Finance and insurance		66	6.59
Transportation, storage and communication(2)		24	2.40
Other service		92	9.19
Other		229	22.88

Total	(Won)	1,001	100.00%

Notes:

(1)	Includes shipbuilding industry.

(2)	Includes shipping industry.

Top 20 Non-Performing Loans

As of December 31, 2010, our 20 largest non-performing loans accounted for 36.5% of our total non-performing loan portfolio. The following table shows, at the date indicated, certain information regarding our 20 largest non-performing loans.

		As of December 31, 2010
		Industry	Gross Principal Outstanding		Allowance for Loan Losses
		(In billions of Won)
1	Borrower A	Finance and insurance	(Won)	64	(Won)	15
2	Borrower B	Manufacturing		51		49
3	Borrower C	Real estate, leasing, and service		50		26
4	Borrower D	Other service		39		24
5	Borrower E	Manufacturing		22		5
6	Borrower F	Construction		18		13
7	Borrower G	Manufacturing		13		1
8	Borrower H	Manufacturing		13		11
9	Borrower I	Manufacturing		11		—
10	Borrower J	Transportation, storage, and communication		10		—
11	Borrower K	Real estate, leasing, and service		9		1
12	Borrower L	Manufacturing		9		8
13	Borrower M	Other service		8		3
14	Borrower N	Real estate, leasing, and service		8		—
15	Borrower O	Other service		8		2
16	Borrower P	Manufacturing		7		1
17	Borrower Q	Real estate, leasing, and service		7		1
18	Borrower R	Manufacturing		6		4
19	Borrower S	Manufacturing		6		6
20	Borrower T	Other service		6		—

			(Won)	365	(Won)	170

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

In addition to making efforts to collect on these non-performing loans, we take other measures to reduce the level of our non-performing loans, including:

•	selling non-performing loans to third parties including the Korea Asset Management Corporation;

•	entering into asset-backed securitization transactions with respect to non-performing loans;

•	managing retail loans that are three months or more past due through Shinhan Credit Information under an agency agreement; and

•	using third-party collection agencies including credit information companies such as Solomon Credit Information.

•

In 2010, we sold non-performing loans in the amount of (Won)661 billion to third parties, of which (Won)107 billion was transferred to Korea Asset Management Corporation. These loans met the criteria of true sale and were derecognized accordingly. No other non-performing loans were sold to third parties in 2010.

Allocation of Allowance for Loan Losses

The following table presents, as of the dates indicated, the allocation of our loan loss allowance by loan type.

	As of December 31,
	2006			2007			2008			2009			2010
	Amt.		Loans% of Total Loans	Amt.		Loans% of Total Loans	Amt.		Loans% of Total Loans	Amt.		Loans% of Total Loans	Amt.		Loans% of Total Loans
	(In billions of Won, except percentages)
Corporate
Commercial and Industrial	(Won)	900	32.72%	(Won)	963	31.94%	(Won)	1,592	32.53%	(Won)	1,982	32.19%	(Won)	1,844	33.12%
Other commercial		359	22.31		427	19.97		846	22.07		987	20.54		926	19.23
Lease financing		10	0.48		16	0.90		11	0.93		13	0.92		26	0.88

Total corporate		1,269	55.51		1,406	52.81		2,449	55.53		2,982	53.65		2,796	53.23

Consumer
Mortgages and home equity		4	24.58		4	20.75		8	21.22		11	23.65		19	24.81
Other consumer		175	16.71		150	16.77		149	14.67		170	13.77		116	12.25
Credit cards		127	3.20		539	9.67		595	8.58		475	8.93		465	9.71

Total consumer		306	44.49		693	47.19		752	44.47		656	46.35		600	46.77

Total allowance for loan losses	(Won)	1,575	100.00%	(Won)	2,099	100.00%	(Won)	3,201	100.00%	(Won)	3,638	100.00%	(Won)	3,396	100.00%

Our total allowance for loan losses decreased by (Won)242 billion, or 6.65%, to (Won)3,396 billion as of December 31, 2010 from (Won)3,638 billion as of December 31, 2009. During 2010, the allowance for loan losses decreased primarily as a result of a decrease of loss rate in corporate loans.

Analysis of the Allowance for Loan Losses

The following table presents an analysis of our loan loss experience for each of the years indicated.

	2006		2007		2008		2009		2010
	(In billions of Won, except percentages)
Balance at the beginning of the period	(Won)	1,512	(Won)	1,575	(Won)	2,099	(Won)	3,201	(Won)	3,638
Amounts charged against income		252		40		1,319		1,751		943
Gross charge-offs:
Corporate:
Commercial and industrial		130		89		144		1,047		1,077
Other commercial		76		64		142		40		94
Lease financing		—		9		6		(19)		19
Consumer:
Mortgage and home equity		—		(2)		6		(1)		1
Other consumer		96		123		98		227		123
Credit cards		211		418		521		597		317

Total gross charge-offs		(513)		(701)		(917)		(1,891)		(1,627)

Recoveries:
Corporate:
Commercial and industrial		47		15		16		81		120
Other commercial		154		104		27		42		14
Lease financing		5		—		—		1		2
Consumer:
Mortgage and home equity		5		3		2		1		7
Other consumer		43		71		107		59		31
Credit cards		70		451		548		393		268

Total recoveries		324		644		700		577		442

Net charge-offs		(189)		(57)		(217)		(1,314)		(1,185)

Acquisition of Shinhan Life Insurance		—		—		—		—		—
Acquisition of LG Card		—		541		—		—		—

Balance at the end of the period	(Won)	1,575	(Won)	2,099	(Won)	3,201	(Won)	3,638	(Won)	3,396

Ratio of net charge-offs during the period to average loans outstanding during the period		0.17%		0.04%		0.13%		0.78%		0.69%

Loan Charge-offs

Our level of gross charge-offs increased from (Won)917 billion in 2008 to (Won)1,891 billion in 2009 primarily due to an increase in charge-off for credit card loans. Our level of gross charge-offs decreased from (Won)1,891 billion in 2009 to (Won)1,627 billion in 2010 primarily due to a decrease in charge-off for consumer loans and credit card loans, as a result of a decrease in the deterioration in asset quality in 2010 as compared to 2009.

In 2010, the charge-off on restructured loans amounted to (Won)208 billion, of which (Won)20 billion was related to loans converted into equity securities as part of restructuring. With respect to a loan that we consider to be uncollectible regardless of any modification of terms, we convert a portion of such loan into equity securities following negotiation with the borrower and charge off the remainder of such loan as previously discussed in “— Troubled Debt Restructurings — Charge-off of Loans Subject to Restructuring.” The equity securities so converted are recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable.

Basic Principles

We attempt to minimize loans to be charged-off by practicing a sound credit approval process based on credit risk analysis prior to extending loans and a systematic management of outstanding loans.

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

Procedure for Charge-off Approval

An application for Shinhan Bank’s loans to be charged-off is submitted by a branch to the Corporate Credit Collection Department in the case of corporate loans and foreign branches, and Consumer Credit Collection Department in the case of individual loans. An application for charge off is generally submitted immediately after the relevant loan becomes 180 days past due. The General Manager in charge of review evaluates the application. The General Manager of Audit and Examination Department conducts review of compliance with our internal procedures for charge-offs. The General Manager in charge of review gets approval from the President of Shinhan Bank. As for Shinhan Card, it generally charges off receivables that are 180 days past due following internal review.

Treatment of Loans Charged-off

Once loans are charged-off, they are derecognized from our balance sheet. We still continue our collection efforts in respect of these loans through third-party collection agencies including the Korea Asset Management Corporation and Shinhan Credit Information.

Treatment of Collateral

When we determine that a loan collateralized by real estate cannot be recovered through normal collection channels, we generally petition a court to foreclose and sell the collateral through a court-supervised auction within one month after default and insolvency and within four months after delinquency. However, this procedure does not apply to companies under restructuring, composition, workout or other court proceedings where there are restrictions on such auction procedures. Filing of such petition with the court generally encourages the debtor to repay the overdue loan. If a debtor ultimately fails to repay and the court grants its approval for foreclosure, we sell the collateral and recover the principal amount and interest accrued up to the sales price, net of expenses incurred from the auction. Foreclosure proceedings in under the laws and regulations in Korea typically take seven months to one year from initiation to collection depending on the nature of the collateral.

U.S. GAAP Financial Statement Presentation

Our U.S. GAAP financial statements include as charges-offs all unsecured retail loans, including credit cards, which are overdue for more than six months. Leases are charged off when past due for more than twelve months. For collateral dependent loans, we charge-off the excess of the book value of the subject loan over the amount received or to be received from the sale of the underlying collateral when the collateral is sold as part of a foreclosure proceeding and its sale price becomes known through court publication as part of such proceeding.

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

Book Value and Market Value

The following table sets out the book value and market value of securities in our investment portfolio as of the dates indicated.

	As of December 31, 2008				As of December 31, 2009				As of December 31, 2010
	Book Value		Market Value		Book Value		Market Value		Book Value		Market Value
	(In billions of Won)
Available-for-sale securities
Marketable equity securities	(Won)	2,170	(Won)	2,170	(Won)	2,964	(Won)	2,964	(Won)	2,867	(Won)	2,867
Debt securities:
Korean treasury and governmental agencies		6,254		6,254		8,722		8,722		10,502		10,502
Debt securities by financial institutions		15,550		15,550		11,164		11,164		9,532		9,532
Corporate debt securities		1,918		1,918		2,308		2,308		2,400		2,400
Debt securities issued by foreign government		123		123		170		170		150		150
Mortgage-backed and asset-backed securities		3,001		3,001		2,284		2,284		1,947		1,947

Total — Available-for-sale		29,016		29,016		27,612		27,612		27,398		27,398

Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies		4,009		4,126		8,139		8,148		9,662		9,985
Debt securities by financial institutions		4,279		4,331		4,093		4,117		2,267		2,334
Corporate debt securities		245		247		363		372		469		482
Debt securities issued by foreign government		9		9		36		36		59		60
Mortgage-backed and asset-backed securities		154		160		163		167		130		133

Total — Held-to-maturity		8,696		8,873		12,794		12,840		12,587		12,994

Trading Securities
Marketable equity securities		705		705		747		747		831		831
Debt securities:
Korean treasury and governmental agencies		528		528		1,524		1,524		3,225		3,225
Financial institutions		3,279		3,279		2,104		2,104		4,887		4,887
Corporations		1,264		1,264		1,177		1,177		1,897		1,897
Mortgage-backed and asset-backed securities		889		889		873		873		471		471
Other trading assets(1)		59		59		256		256		153		153

Total — Trading		6,724		6,724		6,681		6,681		11,464		11,464

Total securities	(Won)	44,436	(Won)	44,613	(Won)	47,087	(Won)	47,133	(Won)	51,449	(Won)	51,856

Note:

(1)	Consists of commodity-indexed deposits.

Maturity Analysis

The following table categorizes our securities by maturity and weighted average yield as of December 31, 2010.

	As of December 31, 2010
	1 Year or Less			Over 1 but within 5 yrs			Over 5 but within 10 yrs			Over 10 yrs			Total
	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)
	(In billions of Won, except percentages)
Available-for-sale securities:
Korean Treasury securities and government agencies	(Won)	1,163	4.21%	(Won)	7,327	4.54%	(Won)	1,977	4.92%	(Won)	35	5.15%	(Won)	10,502	4.58%
Debt securities issued by financial institutions		5,574	2.85		3,096	3.55		628	3.79		234	3.16		9,532	3.14
Corporate debt securities		757	3.01		1,546	4.27		97	3.67		—	—		2,400	3.85
Debt securities issued by foreign governments		59	—		6	4.64		4	4.87		80	4.81		150	2.99
Mortgage Backed Securities and Asset Backed Securities		1,054	0.06		843	0.60		50	5.01		—	—		1,947	0.42

Total		8,607	2.69%		12,818	4.01%		2,756	4.63%		349	3.77%		24,531	3.60%

Held-to-maturity securities:
Korean Treasury securities and government agencies		908	5.08%		6,216	4.82%		1,894	4.92%		643	5.29%		9,662	4.89%
Debt securities issued by financial institutions		612	4.63		1,285	3.26		190	5.39		180	4.34		2,267	3.89
Corporate debt securities		106	1.96		244	4.33		110	2.82		10	5.72		469	3.47
Debt securities issued by foreign governments		—	—		39	0.45		21	3.93		—	—		59	1.67
Mortgage Backed Securities and Asset Backed Securities		2	—		128	1.35		—	—		—	—		130	1.33

Total		1,628	4.70%		7,912	4.47%		2,215	4.85%		833	5.09%		12,587	4.61%

Trading securities:
Korean Treasury securities and government agencies		1,030	2.85%		956	2.98%		22	4.80%		1,217	3.76%		3,225	3.24%
Debt securities issued by financial institutions		842	2.88		1,093	3.94		—	—		2,951	3.55		4,887	3.52
Corporate debt securities		1,195	2.05		297	4.76		10	—		395	4.54		1,897	3.02
Mortgage Backed Securities and Asset Backed Securities		213	3.69		20	4.40		—	—		237	4.08		471	3.92

Total		3,280	2.63%		2,366	3.66%		32	4.70%		4,800	3.71%		10,480	3.36%

Total	(Won)	13,514		(Won)	23,096		(Won)	5,003		(Won)	5,982		(Won)	47,597

Note:

(1)	The weighted-average yield for the portfolio represents the yield to maturity for each individual security, weighted using its amortized cost.

Concentrations of Risk

As of December 31, 2010, we held the following securities of individual issuers where the aggregate book value of those securities exceeded 10% of our stockholders’ equity, which was (Won)23,208 billion as of such date.

	As of December 31, 2010
	Book Value		Market Value
	(In billions of Won)
Name of issuer:
Ministry of Strategy and Finance	(Won)	11,772	(Won)	11,976
The Bank of Korea		5,174		5,177

Total	(Won)	16,946	(Won)	17,153

All of the above entities are controlled and owned by the Korean government.

Credit-Related Commitments and Guarantees

In the normal course of our operations, we make various commitments and guarantees to meet the financing and other business needs of our customers. Commitments and guarantees are usually in the form of, among others, commitments to extend credit, commercial letters of credit, standby letters of credit and performance guarantees. The contractual amount of these financial instruments represents the maximum possible loss amount if the account party draws down the commitment or we should fulfill our obligation under the guarantee and the account party fails to perform under the contract.

The following table sets forth our credit-related commitments and guarantees as of the dates indicated.

	As of December 31,
	2008		2009		2010
	(In billions of Won)
Commitments to extend credit:
Corporate	(Won)	49,873	(Won)	49,590	(Won)	52,528
Credit cards(1)		52,577		64,904		67,117
Consumer		8,350		8,795		9,391
Commercial letters of credit(2)		3,006		3,319		4,311
Standby letters of credit, other financial and performance guarantees and liquidity facilities to special purpose entities		14,859		13,392		11,934

Total	(Won)	128,665	(Won)	140,000	(Won)	145,281

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

The following shows, as of December 31, 2010, the gross notional or contractual amounts of derivatives held or issued for (i) trading (ii) nontrading that qualify for hedge accounting and (iii) nontrading that do not qualify for hedge accounting.

	As of December 31, 2010
	Underlying Notional Amount(1)		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(In billions of Won)
Trading:
Foreign exchange derivatives:
Swaps	(Won)	14,437	(Won)	635	(Won)	860
Future and forward contracts		45,434		787		450
Options purchased		877		146		—
Options written		798		—		11

Sub-total		61,546		1,568		1,321

Interest rate derivatives:
Swaps		164,835		596		765
Future and forward contracts		—		—		—
Options purchased		4,670		43		—
Options written		4,689		—		43

Sub-total		174,194		639		808

	As of December 31, 2010
	Underlying Notional Amount(1)		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(In billions of Won)
Equity derivatives:
Swaps		899		34		2
Future and forward contracts		—		—		—
Options purchased		9,630		1,220		—
Options written		9,195		—		1,213

Sub-total		19,724		1,254		1,215

Credit derivatives:
Protection sell		88		—		—

Sub-total		88		—		—

Other derivatives:
Commodity swaps		—		—		—
Options purchased		89		6		—
Options written		56		—		5

Sub-total		145		6		5

Total	(Won)	255,697	(Won)	3,467	(Won)	3,349

Nontrading:
Hedge accounting:
Foreign exchange derivatives:
Swaps		300		—		19
Interest rate derivatives:
Swaps:		1,583		27		34

Sub-total		1,883		27		53

Nontrading that do not qualify for hedge accounting(2):
Foreign exchange derivatives:
Swaps:		593		62		2
Future and forward contracts:		2		—		—
Interest rate derivatives:
Swaps:		8,365		285		66

Sub-total		8,960		347		68

Total	(Won)	10,843	(Won)	374	(Won)	121

Notes:

(1)	Notional amounts in foreign currencies were converted into Won at prevailing exchange rates as of December 31, 2010.

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

Funding

We obtain funding from a variety of sources, both domestic and foreign. Our principal source of funding is customer deposits obtained from our banking operations, and we from time to time issue equity and debt securities, including preferred shares to fund large-scale acquisitions such as Chohung Bank and LG Card and a recent rights offering in anticipation of greater liquidity and capital requirements during the recent global financial crisis. In addition, our subsidiaries acquire funding through call money, borrowings from the Bank of Korea, other short-term borrowings, corporate debentures and other long-term debt, including debt and equity securities issuances, asset-backed securitizations and repurchase transactions, to complement, or if necessary, replace funding through customer deposits. For further details relating to funding by us and our subsidiaries, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

Deposits

Although the majority of our bank deposits are short-term, the majority of our depositors have historically rolled over their deposits at maturity, providing our banking operation with a stable source of funding.

The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated.

	2008			2009			2010
	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid
	(In billions of Won, except percentages)
Interest-bearing deposits:
Interest-bearing demand deposits	(Won)	5,786	0.78%	(Won)	7,399	0.45%	(Won)	8,985	0.49%
Savings deposits		30,877	2.32		36,876	1.22		46,221	1.04
Certificates of deposit		16,152	5.94		11,802	5.48		4,985	4.49
Other time deposits		60,437	4.94		77,961	3.91		94,348	3.54
Mutual installment deposits(2)		291	3.78		189	3.70		129	3.53

Total interest-bearing deposits(3)	(Won)	113,543	4.15%	(Won)	134,227	3.12%	(Won)	154,668	2.65%

Notes:

(1)	Average balances are based on daily balances for Shinhan Bank and Jeju Bank and quarterly balances for other subsidiaries.

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

Certificates of Deposit and Other Time Deposits

The following table presents the balance and remaining maturities of our other time deposits, certificates of deposit and mutual installment deposits which had a fixed maturity in excess of (Won)100 million or more as of December 31, 2010.

	As of December 31, 2010
	Certificates of Deposit		Other Time Deposits		Mutual Installment Deposits		Total
	(In billions of Won)
Maturing within three months	(Won)	997	(Won)	21,656	(Won)	—	(Won)	22,653
After three but within six months		544		7,898		—		8,442
After six but within 12 months		1,526		38,331		—		39,857
After 12 months		195		4,021		2		4,218

Total	(Won)	3,262	(Won)	71,906	(Won)	2	(Won)	75,170

A majority of our certificates of deposit accounts and other time deposits issued by our foreign offices is in the amount of US$100,000 or more.

Short-term Borrowings

The following table presents information regarding our short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated.

	2008								2009								2010
	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate
	(In billions of Won, except for percentages)
Borrowings from
Bank of Korea(3)	(Won)	1,259	(Won)	964	(Won)	1,285	2.54%	0.10-2.75%	(Won)	1,434	(Won)	1,369	(Won)	1,490	1.11%	1.25-3.50%	(Won)	996	(Won)	1,306	(Won)	1,637	1.07%	0.10-1.75%
Call money		4,878		2,875		4,878	5.41	0.40-6.93		2,398		3,087		5,943	2.42	1.35-10.50		1,334		2,271		1,934	2.72	0.15-2.41
Other borrowings(4)		17,088		17,874		19,839	4.12	1.08-8.10%		5,883		12,723		18,262	3.85	0.77-6.25%		5,741		7,288		6,141	4.23	0.57-10.00%

	(Won)	23,225	(Won)	21,713	(Won)	26,002	4.22%		(Won)	9,715	(Won)	17,179	(Won)	25,695	3.38%		(Won)	8,071	(Won)	10,865	(Won)	9,712	3.53%

Notes:

(1)	Average outstanding balances are calculated using daily balances for Shinhan Bank and Jeju Bank and quarterly balances for other subsidiaries.

(2)	Weighted-average interest rates during this year are calculated by dividing the total interest expenses by the average amount borrowed.

(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.

(4)	Other short-term borrowings included borrowings from trust accounts, bills sold, borrowings in domestic and foreign currencies and short-term debentures.

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

We take the following steps to implement the foregoing risk management principles:

•

risk capital management — Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that we can maintain an appropriate level of risk capital. As part of our risk capital management, we and our subsidiaries have adopted and maintain various risk planning processes and reflect such risk planning in our business and financial planning. We also have adopted and maintain a risk limit management system to ensure that risks in our business do not exceed prescribed limits.

•

risk monitoring — We are currently installing a multidimensional risk monitoring system under which we will, on a periodic basis, proactively and preemptively review risks that could impact our overall operations. Currently, each of our subsidiaries is required to report to the holding company any factors that could have a material impact on the groupwide risk management, and the holding company reports to our chief risk officer and other members of our senior management the results of risk monitoring on a weekly, monthly and continual basis.

•

risk review — Prior to entering any new business, offering any new products or changing any major policies, we review any relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, promote reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all our subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the holding company level prior to making any independent risk reviews.

•

risk management — We maintain a groupwide risk management system to detect the early warnings signals of any crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure our survival as a going concern. Each of our subsidiaries maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the holding company level, we maintain and install a crisis detection and response system which is applied consistently groupwide, and upon the happening of any contingency at a subsidiary level, we directly take charge of the situation so that we manage it on a concerted groupwide basis.

Organization

Our risk management system is organized along the following hierarchy: from the top and at the holding company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary. Further details follow.

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

•

Group Risk Management Council — Comprised of the holding company’s chief risk officer, risk management team head, and risk officers of each of our subsidiaries, the Group Risk Management Council provides a forum for risk management executives from each subsidiary to discuss our groupwide risk management guidelines and strategy in order to maintain consistency in the groupwide risk policies and strategies. Specifically, the Group Risk Management Council deliberates on the following: (i) changes in risk management policies and strategies for each subsidiary, (ii) matters warranting discussion of risk management at the group level and cooperation among the subsidiaries, (iii) the effect of external factors on the groupwide risk, (iv) determination of the risk appetite for our group as a whole and each of our subsidiaries, (v) risk limits of our group as a whole and each of our subsidiaries, (vi) operation of risk measuring systems for our group as a whole and each of our subsidiaries, (vii) matters requiring joint deliberation in relation to groupwide risk management and (viii) matters related to providing funds to our subsidiaries. The Group Risk Management Council has a sub-council consisting of working-level risk management officers, to discuss the above-related matters in advance.

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

Credit Risk Management of Shinhan Bank

Shinhan Bank’s credit risk management is guided by the following principles:

•	achieve profit level corresponding to the level of risks involved;

•	improve asset quality and achieve optimal industrial and rating loan portfolios;

•	focus on the small- and medium-sized enterprises and markets;

•	avoid excessive loan concentration in a particular borrower or sector;

•	focus on the borrower’s ability to repay the debt; and

•	provide financial support to advance the growth of select customers.

Major policies for Shinhan Bank’s credit risk management are determined by the Credit Policy Committee of Shinhan Bank, the executive decision-making body for management of credit risk. The Credit Policy Committee is led by the Deputy President and head of the Risk Management Group. The Credit Policy Committee further consists of chief officers from eight business groups. In order to separate the loan approval functions from credit policy decision-making, Shinhan Bank has a Credit Review Committee which performs credit review evaluations and operates separately from the Credit Policy Committee. Both the Credit Policy Committee and the Credit Review Committee make decisions by a vote of two-thirds or more of the attending members for the respective committees, which must constitute at least two-thirds of the relevant committee members to satisfy the respective quorum.

Shinhan Bank complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations. Its credit risk management procedures include:

•	credit evaluation and approval;

•	credit review and monitoring; and

•	credit risk assessment and control.

Credit Evaluation and Approval

All loan applicants and guarantors are subject to credit review evaluation before approval of any loans. Credit evaluation of loan applicants are carried out separately by the Credit Officer, Master Credit Officer and (senior) credit officer committees consisting of loan evaluation specialists from different subject areas. Loan evaluation is carried out by a group rather than at an individual level through an objective and deliberative process. Shinhan Bank uses a credit scoring system for retail loans and a credit-risk rating system for corporate loans.

Retail Loans

Loan applications for retail loans are reviewed in accordance with Shinhan Bank’s credit scoring system and the objective statistics models for secured and unsecured loans maintained and operated by Shinhan Bank’s Retail Banking Division. Shinhan Bank’s credit scoring system is an automated credit approval system used to evaluate loan applications and determine the appropriate pricing for the loan, and takes into account factors such as a borrower’s personal information, transaction history with Shinhan Bank and other financial institutions and other relevant credit information. The applicant is assigned a score, which is used to determine (i) whether to approve the applicant’s loan, (ii) the amount of loan to be granted, and (iii) the interest rates thereon. The applicant’s score also determines whether the applicant is approved for credit, conditionally approved, subject to further assessment, or denied. If the applicant becomes subject to further assessment, the appropriate discretionary body, either at the branch level or at the headquarters level, makes a reassessment based on qualitative as well as quantitative factors, such as credit history, occupation and past relationship with Shinhan Bank.

For mortgage loans and loans secured by real estate, Shinhan Bank evaluates the value of the real estate offered as collateral using a proprietary database, which contains information about real estate values throughout Korea. In addition, Shinhan Bank uses up-to-date information provided by third parties regarding the real estate market and property values in Korea. While Shinhan Bank uses internal staff from the processing centers to appraise the value of the real estate collateral, Shinhan Bank also hires certified appraisers to review the appraisal value of real estate collateral that have an appraisal value exceeding (Won)5 billion, as initially determined by the processing centers. Shinhan Bank also reevaluates internally, on a summary basis, the appraisal value of collateral at least every year.

For loans secured by securities, deposits or other assets other than real estate, Shinhan Bank requires borrowers to observe specified collateral ratios in respect of secured obligations.

Corporate Loans

Shinhan Bank rates all of its corporate borrowers using internally developed credit evaluation systems. These systems consider a variety of criteria (quantitative, qualitative, financial and non-financial) in order to standardize credit decisions and focuses on the quality of borrowers rather than the size of loans. The quantitative considerations include the borrower’s financial and other data, while the qualitative considerations are based on the judgment of Shinhan Bank’s credit officers as to the borrower’s ability to repay. Financial considerations include financial variables and ratios based on customer’s financial statements, such as return on assets and cash flow to total debt ratios, and non-financial considerations include, among others, the industry to which the borrower’s businesses belong, the borrower’s competitive position in its industry, its operating and funding capabilities, the quality of its management and controlling stockholders (based in part on interviews with its officers and employees), technological capabilities and labor relations.

In addition, in order to enhance the accuracy of its internal credit reviews, Shinhan Bank also considers reports prepared by external credit rating services, such as Nice Information Service and Korea Enterprise Data, and monitors and improves the effectiveness of the credit risk-rating systems using a database that it updates continually with actual default records.

Based on the scores calculated under the credit rating system, which takes into account the evaluation criteria described above and the probability of default, Shinhan Bank assigns the borrower one of 20 grades (from the highest of AAA to the lowest of D). Grades AA through B are further broken down into “+,” “0” or “-.” Grades AAA through B- are classified as normal, grade CCC precautionary, and grades CC through D non-performing. The credit risk-rating model is further differentiated by the size of the corporate borrower and the type of credit facilities.

Loan Approval Process

Loans are generally approved after evaluations and approvals by the relationship manager at the branch level as well as the committee of the applicable business unit at Shinhan Bank. The approval limit for retail loans is made based on Shinhan Bank’s automated credit scoring system. In the case of large corporate loans, approval limits are also reviewed and approved by a Credit Officer at the headquarters level. Depending on the size and the importance of the loan, the approval process is further reviewed by the Credit Officer Committee or the Master Credit Officer Committee. If the loan is considered significant or the amount exceeds the discretion limit of the Master Credit Officer Committee, further evaluation is made by the Credit Review Committee, which is Shinhan Bank’s highest decision-making body in relation to credit approval. The Credit Review Committee’s evaluation and approval of loan limits vary depending on the credit ratings of the borrowers as determined by Shinhan Bank’s internal credit rating system. For example, for borrowers with a credit rating of B-, the Credit Review Committee evaluates and approves unsecured loans in excess of (Won)10 billion and secured loans in excess of (Won)15 billion, whereas for borrowers with a credit rating of AAA, the Credit Review Committee evaluates and approves unsecured loans in excess of (Won)30 billion and secured loans in excess of (Won)80 billion. Meetings to approve applications for large-sized loans whose principal amounts exceed prescribed levels set by the Credit Review Committee are held twice a week.

The chart below summarizes the credit approval process of our banking operation. The Master Credit Officer and the Head of Business Division do not make individual decisions on loan approval, but are part of the decision-making process at the group level.

The reviewer at each level of the review process may in its discretion approve loans up to a maximum amount per loan assigned to such level. The discretionary loan approval limit for each level of the loan approval process takes into account the total amount of loans extended to the borrower, the credit level of the applicant based on credit review, the existence and value of collateral and the level of credit risk established by the credit rating system. The discretionary loan amount approval limit ranges from (Won)30 million for unsecured retail loans with a credit rating of B-, which are subject to approvals by the retail branch manager, to (Won)80 billion for secured loans with a credit rating of AAA, which are subject to approvals by the top-level credit review committee. Any loans exceeding the maximum discretionary loan amount approval limit must be approved by the Credit Review Committee.

Credit Review and Monitoring

Shinhan Bank continually reviews and monitors existing credit risks primarily with respect to borrowers. In particular, Shinhan Bank’s automated early warning system conducts daily examination for borrowers using over 117 financial and non-financial factors, and the relationship manager and the credit officer must conduct periodic loan review and report to independent loan review team which analyzes in detail the results and adjusts credit rating accordingly. Based on these reviews, Shinhan Bank adjusts a borrower’s credit rating, credit limit, applied interest rates and credit policies. In addition, the group credit rating of the borrower’s group, if applicable, may be adjusted following a periodic review of the main debtor groups, mostly comprised of chaebols, as identified by the Governor of the Financial Supervisory Service based on their outstanding credit exposures, of which 41 were identified as such as of December 31, 2010. Shinhan Bank also continually reviews other factors, such as industry-specific conditions for the borrower’s business and its domestic and overseas asset base and operations, in order to ensure that the assigned ratings are appropriate. The Credit Review Department provides credit review reports, independent of underwriting, to Chief Risk Officer on a monthly basis.

The early warning system performs automatic daily checks for borrowers to whom Shinhan Bank has more than (Won)2 billion of exposure. The relationship manager and the Credit Officer in the Credit Review Department monitor those borrowers, and then the Credit Review Department further reviews the results of the monitoring. In addition, Shinhan Bank carries out a planned review of each borrower in accordance with changing credit risk factors based on changing economic environment. The results of such planned review are continually reported to the Chief Risk Officer of Shinhan Bank.

Depending on the nature of the items detected by the early warning system, a borrower may be classified as a “deteriorating credit” and become subject to evaluation for a possible downgrade in rating, or may be initially classified as a “borrower showing early warning signs” or become reinstated to the “normal borrower” status. For borrowers classified as “showing early warning signs,” the relevant relationship manager gathers information and conducts a review of the borrower to determine whether it should be classified as a deteriorating credit or whether to impose management improvement warnings or implement joint creditors’ management. If the borrower becomes non-performing, Shinhan Bank’s collection department directly manages such borrower’s account in order to maximize recovery rate, and conducts auctions, court proceedings, sale of assets or corporate restructuring as needed.

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

Shinhan Bank measures credit risk using internally accumulated data. Shinhan Bank measures expected and unexpected losses with respect to total assets monthly, which Shinhan Bank refers to when setting risk limits for, and allocating capital to, its business groups. Expected loss is calculated based on the probability of default, the loss given default, the exposure at default and the past bankruptcy rate and recovery rate, and Shinhan Bank provides allowance for loan losses accordingly. In 2010, Shinhan Bank provided for such allowance for loan losses under Korean GAAP, and starting 2011, will do so under Korean IFRS. Shinhan Bank makes provisioning at a level which is the higher of the Financial Supervisory Service requirement or Shinhan Bank’s internal calculation. Unexpected loss is predicted based on value at risk (“VaR”), which is used to determine compliance with the aggregate credit risk limit for Shinhan Bank as well as the credit risk limit for the relevant department within Shinhan Bank. We use the “Monte Carlo” simulation method to compute the VaR, compared to the “historical” simulation method used previously, as the “Monte Carlo” method provides a more systematic method for reflecting concentration risks and portfolio effects.

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

Credit Card Approval Process

Shinhan Card uses an automated credit scoring system to approve credit card applications or credit card authorizations. The credit scoring system is divided into two sub-systems: the application scoring system and the behavior scoring system. The behavior scoring system is based largely on the credit history, and the application scoring system is based largely on personal information of the applicant. For credit card applicants with whom we have an existing relationship, Shinhan Card’s credit scoring system considers internally gathered information such as repayment ability, total assets, the length of the existing relationship and the applicant’s contribution to profitability. The credit scoring system also automatically conducts credit checks on all credit card applicants. Shinhan Card gathers information about applicants’ transaction history with financial institutions, including banks and credit card companies, from a number of third party credit reporting agencies including, among others, National Information & Credit Evaluation Inc. and Korea Credit Bureau. These credit checks reveal a list of the delinquent customers of all the credit card issuers in Korea.

If a credit score awarded to an applicant is above a minimum threshold, the application is approved unless overridden based on other considerations such as delinquencies with other credit card companies. For a credit card application by a long-standing customer with a good credit history, Shinhan Card may, on a discretionary basis, waive the assigned credit score unless overridden by other considerations. All of these factors also serve as the basis for setting a credit limit if Shinhan Card approves the related application.

The following describes the process on how Shinhan Card sets credit limits for credit cards, cash advances and card loans:

•

Credit purchase and cash advance limits — These limits are set based on the applicant’s limit request and Shinhan Card’s credit screening criteria. Except where an accountholder has requested for a credit purchase and/or a reduction in the cash advance limit, Shinhan Card is required to provide prior notice to the accountholder for any reduction in such accountholder’s limit. However, where the accountholder has defaulted or the accountholder’s credit limit is reduced according to the terms of the card agreement, Shinhan Card is entitled to lower the credit limit before notifying the accountholder.

•

Card loan limit — This limit is set monthly by Shinhan Card based on the accountholder’s credit rating and transaction history. The card loan limit can be adjusted monthly based on the accountholder’s credit standing without prior notification.

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

Fraud Loss Prevention

Shinhan Card seeks to minimize losses from the fraudulent use of credit cards issued by it. Shinhan Card focuses on preventing fraudulent uses and, following the occurrence of a fraudulent use, makes investigations in order to make the responsible party bear the losses. Misuses of lost credit cards account for a substantial majority of Shinhan Card’s fraud losses. Through its fraud loss prevention system, Shinhan Card seeks to detect, on a real-time basis, transactions that are unusual or inconsistent with prior usage history and calls are made to the relevant cardholders to confirm their purchases. A team at Shinhan Card dedicated to investigating fraud losses also examines whether the cardholder was at fault by, for example, not reporting a lost card or failing to endorse the card, or whether the relevant merchant was negligent in checking the identity of the user. Fault may also lie with delivery companies that fail to deliver credit cards to the relevant applicant. In such instances, Shinhan Card attempts to recover fraud losses from the responsible party. To prevent misuse of a card as well as to manage credit risk, Shinhan Card’s information technology system will automatically suspend the use of a card (i) when, as a result of ongoing monitoring, fraudulent use or loss of the card is suspected based on the accountholder’s credit score, or (ii) at the request of the accountholder.

Approximately 80% of Shinhan Card’s cardholders have consented to Shinhan Card accessing their travel records to detect any misuse of credit cards while they are traveling abroad. Shinhan Card also offers cardholders additional fraud protection through a fee-based short message service. At the cardholder’s option, Shinhan Card notifies the cardholder of any credit card activity in his or her account by sending a text message to his or her mobile phone. This monitoring service allows customers to quickly and easily identify any fraudulent use of their credit cards.

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

Our market risks arise primarily from Shinhan Bank, and to a lesser extent, Shinhan Investment, our securities trading and brokerage subsidiary, which incurs market risk relating to its trading activities. For Shinhan Bank’s market risk management, Shinhan Bank’s Risk Management Committee establishes overall market risk management principles for both the trading and non-trading activities of Shinhan Bank. Based on these principles, Shinhan Bank’s Asset & Liability Management Committee, or the ALM Committee, assesses and controls market risks arising from trading and non-trading activities. The ALM Committee, which consists of seven executive vice presidents, the head of the Risk Management Department and the head of the Treasury Department of Shinhan Bank, is the executive decision-making body for Shinhan Bank’s risk management and asset and liability management operations. At least on a monthly basis, the ALM Committee reviews and approves reports, which include the position and VaR with respect to Shinhan Bank’s trading activities and the position, VaR, duration gap and market value analysis and net interest income simulation with respect to its non-trading activities. Shinhan Bank measures market risk with respect to all assets and liabilities in the bank accounts and trust accounts in accordance with the regulations promulgated by the Financial Services Commission.

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

Shinhan Investment carries foreign exchange risk in relation to the following product offerings: currency forwards, currency swaps and currency futures. Transactions of such products are centrally monitored and managed by Shinhan Investment’s Fixed Income, Currency & Commodities Department. Shinhan Investment’s Risk Management Administration Committee, which has been delegated the decision-making authority over the approval of foreign exchange-related transactions and limits on the related open positions, manages the related foreign exchange risk by setting nominal limits on the amounts of foreign exchange-related products and monitoring compliance with such limits on a daily basis. As of December 31, 2010, Shinhan Investment’s net open position related to foreign exchange-related products (excluding cross-currency products) was US$(14 million), and its open positions related to the sale of U.S. dollar forwards and Won-U.S. dollar futures were US$11 million and US$3 million, respectively.

The net open foreign currency positions held by our other subsidiaries are insignificant. In the case of Shinhan Capital which incurs a considerable amount of foreign exchange exposure from its leasing business, it maintains its net exposure below US$3 million by hedging its foreign exchange positions using forwards and currency swaps.

The following table shows Shinhan Bank’s net foreign currency open positions as of December 31, 2008, 2009 and 2010. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
Currency	2008		2009		2010
	(In millions of US$)
U.S. dollars	US $	(41.6)	US$	(41.6)	US$	(621.0)
Japanese yen		(43.7)		23.3		(21.1)
Euro		(10.8)		(2.7)		1.1
Others		59.3		34.0		556.6

Total	US$	(36.8)	US$	13.1	US$	(84.4)

Equity Risk

Equity risk for Shinhan Bank’s trading activities results from trading equity portfolios of Korean companies and Korea Stock Price Index futures and options. The trading equity portfolio consists of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and nearest-month or second nearest-month futures contracts under strict limits on diversification as well as limits on positions. Shinhan Bank maintains strict scrutiny of these activities in light of the volatility in the Korean stock market. In addition, Shinhan Bank pays close attention to the loss limits. Although Shinhan Bank holds a substantially smaller amount of equity securities than debt securities in its trading accounts, the VaR of trading account equity risk is generally higher than that of trading account interest rate risk due to high volatility in the value of equity securities. As of December 31, 2008, 2009 and 2010, Shinhan Bank held (Won)13.4 billion, (Won)80.6 billion and (Won)67.0 billion, respectively, of equity securities in its trading accounts (including the trust accounts).

Equity risk for Shinhan Investment’s trading activities also results from the trading of equity portfolio of Korean companies and Korea Stock Price Index futures and options. As of December 2008, 2009 and 2010, the total amount of equity securities at risk held by Shinhan Investment was (Won)5.7 billion, (Won)29.9 billion and (Won)15.1 billion, respectively.

Equity positions held by our other subsidiaries are insignificant.

Management of Market Risk from Trading Activities

The following tables present an overview of market risk, measured by VaR, from trading activities of Shinhan Bank and Shinhan Investment, respectively, for the year ended and as of December 31, 2010. For market risk management purposes, Shinhan Bank includes its trading portfolio in bank accounts and assets in trust accounts for which it guarantees principal or fixed return in accordance with the Financial Services Commission regulations.

	Trading Portfolio VaR for the Year 2010
	Average		Minimum		Maximum		As of December 31, 2010
	(In billions of Won)
Shinhan Bank:(1)
Interest rate	(Won)	33.3	(Won)	9.5	(Won)	67.7	(Won)	13.8
Foreign exchange(2)		6.1		1.1		19.5		13.9
Equities		4.1		1.8		11.5		4.7
Option volatility(3)		0.4		0.1		1.3		0.5
Less: portfolio diversification(4)		8.8		(0.2)		32.5		7.8

Total VaR(5)	(Won)	35.2	(Won)	12.7	(Won)	67.5	(Won)	25.1

Shinhan Investment: (1)(6)
Interest rate	(Won)	7.38	(Won)	3.98	(Won)	17.65	(Won)	4.36
Equities		5.54		3.84		5.07		2.68
Option volatility(3)		1.37		1.29		0.82		0.76
Less: portfolio diversification(4)		(5.99)		(5.02)		(4.59)		(3.3)

Total VaR	(Won)	10.06	(Won)	5.04	(Won)	19.76	(Won)	5.26

Notes:

(1)	Shinhan Bank and Shinhan Investment’s ten-day VaR is based on a 99% confidence level.

(2)	Includes both trading and non-trading accounts as Shinhan Bank manages foreign exchange risk on a total position basis.

(3)	Volatility implied from the option price using the Black-Scholes or a similar model.

(4)

Calculation of portfolio diversification effects may occur on different days for different risk components. Total VaRs are less than the simple sum of the risk component VaRs due to offsets resulting from portfolio diversification.

(5)	Includes trading portfolio in Shinhan Bank’s bank accounts and assets in trust accounts for which it guarantees principal or fixed return.

(6)	The average change in market value of the portfolio of Shinhan Investment was (Won)5.59 billion per day in 2010.

Shinhan Bank generally manages its market risk from trading activities of its portfolios on an aggregated basis. To control its trading portfolio market risk, Shinhan Bank uses position limits, VaR limits, stop loss limits, Greek limits and stressed loss limits. In addition, it establishes appropriate limits for investment securities. Shinhan Bank maintains risk control and management guidelines for derivative trading based on the regulations and guidelines promulgated by the Financial Services Commission, and measures market risk from trading activities to monitor and control the risk of its operating divisions and teams that perform trading activities.

Value-at-risk analysis.     Shinhan Bank uses ten-day and one-day VaRs to measure its market risk. Shinhan Bank calculates VaRs on a daily basis based on data for the previous 12 months for the holding periods of ten days. A ten-day VaR is a statistically estimated maximum amount of loss that can occur for ten days under normal market conditions. We use a 99.9% confidence level to measure the VaRs, which means the actual amount of loss may exceed the VaR, on average, once out of 1,000 business days. One-day VaR is used as VaR limit for each trading desk.

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

•	The 99.9% confidence level does not take into account or make any statement about, any losses that might occur beyond this confidence level.

•	VaR does not capture all complex effects of various risk factors on the value of positions and portfolios and could underestimate potential losses.

Currently, Shinhan Bank and Shinhan Investment conduct back-testing of VaR results against actual outcomes on a daily basis.

Shinhan Bank operates an integrated market risk management system which manages Shinhan Bank’s Won-denominated and foreign-denominated accounts. This system uses historical simulation to measure both linear risks arising from such products as equity and debt securities and nonlinear risks arising from other products including options. We believe that this system enables Shinhan Bank to generate elaborate and consistent VaR numbers and perform sensitivity analysis and back testing to check the validity of the models on a daily basis. Jeju Bank and Shinhan Life also measure market risks based on a VaR analysis.

Stress test.    In addition to VaR, Shinhan Bank performs stress test to measure market risk. As VaR assumes normal market situations, Shinhan Bank assesses its market risk exposure to unlikely abnormal market fluctuations through stress test. Stress test is an important way of supplementing VaR since VaR does not cover potential loss if the market moves in a manner which is outside Shinhan Bank’s normal expectations. Stress test projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio.

Shinhan Bank uses seven relatively simple but fundamental scenarios for stress test taking into account four market risk components such as foreign exchange rates, stock prices and Won-denominated and foreign currency-denominated interest rates. For the worst case scenario, we assumed instantaneous and simultaneous movements in the four market risk components — depreciation of Won by 20%, decrease in Korea Exchange Composite Index by 30%, and increases in Won-denominated and U.S. dollar-denominated interest rates by 200 basis points and 200 basis points, respectively. In the case of this worst-case scenario, the change in market value of Shinhan Bank’s trading portfolio was a decline of (Won)217 billion as of December 31, 2010. Shinhan Bank performs stress test on a daily basis and reports the results to the ALM Committee and the Risk Management Committee on a monthly basis.

Shinhan Investment uses five scenarios for stress tests, taking into account two market risk components: stock prices (both in terms of stock market indices and ß-based individual stock prices) and interest rates for Won-denominated loans. As of December 31, 2010, for the worst case scenario, which was in the case of instantaneous and simultaneous drops in Korea Stock Price Index 200 by 10% and a 1% point increase in the three-year government bond yield, the change in market value of Shinhan Investment’s trading portfolio was (Won)20.4 billion for one day.

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

Market risk from derivatives is not significant for Shinhan Bank since its derivative trading activities involve primarily arbitrage and customer transactions with limited open trading positions.

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

On a daily/monthly basis, Shinhan Bank uses various analytical methodologies to measure and manage its interest rate risk for non-trading activities, including the following:

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

•

With respect to the maturities and re-pricing of Shinhan Bank’s liabilities, Shinhan Bank assumes that money market deposit accounts and “non-core” demand deposits under the Financial Services Commission guidelines have a maturity of one month or less for both Won-denominated accounts and foreign currency-denominated accounts.

•

With respect to “core” demand deposits under the Financial Services Commission guidelines, Shinhan Bank assumes that they have maturities of eight different intervals ranging from one month to five years.

The following tables show Shinhan Bank’s interest rate gaps as of December 31, 2010 for (1) Won-denominated non-trading bank accounts, including derivatives for the purpose of hedging and (2) foreign currency-denominated non-trading bank accounts, including derivatives for the purpose of hedging.

Won-denominated non-trading bank accounts(1)

	As of December 31, 2010
	0-3 Months		3-6 Months		6-12 Months		1-2 Years		2-3 Years		Over 3 Years		Total
	(In billions of Won, except percentages)
Interest-earning assets	(Won)	101,570	(Won)	27,645	(Won)	11,840	(Won)	8,345	(Won)	6,690	(Won)	12,394	(Won)	168,484
Fixed rates		20,196		6,856		9,854		6,820		5,480		9,673		58,879
Floating rates		80,725		20,289		1,085		487		524		81		103,190
Interest rate swaps		650		500		902		1,038		685		2,640		6,415
Interest-bearing liabilities	(Won)	84,311	(Won)	18,598	(Won)	31,377	(Won)	9,559	(Won)	7,578	(Won)	13,797	(Won)	165,220
Fixed liabilities		41,024		14,364		30,934		9,334		7,515		13,108		116,279
Floating liabilities		36,872		4,234		444		225		63		688		42,526
Interest rate swaps		6,415		—		—		—		—		—		6,415
Sensitivity gap		17,259		9,047		(19,537)		(1,214)		(888)		(1,403)		3,264
Cumulative gap		17,259		26,306		6,769		5,555		4,667		3,264		3,264
% of total assets		10.24%		15.61%		4.02%		3.30%		2.77%		1.94%		1.94%

Foreign currency-denominated non-trading bank accounts(1)

	As of December 31, 2010
	0-3 Months	3-6 Months	6-12 Months	1-3 Years	Over 3 Years	Total
	(In millions of US$, except percentages)
Interest-earning assets	$13,285	$3,420	$1,419	$1,842	$2,201	$22,168
Interest-bearing Liabilities	11,931	2,453	2,732	2,864	3,215	23,195
Sensitivity gap	1,355	967	(1,313)	(1,021)	(1,014)	(1,027)
Cumulative gap	1,355	2,322	1,008	(13)	(1,027)	(1,027)
% of total assets	6.11%	10.47%	4.55%	(0.06)%	(4.63)%	(4.63)%

Note:

(1)	Includes merchant banking accounts

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

The following tables show duration gaps and market values of Shinhan Bank’s Won-denominated interest-earning assets and interest-bearing liabilities in its not-trading accounts as of December 31, 2010 and changes in these market values when interest rate increases by one percentage point.

Duration as of December 31, 2010 (for non-trading Won-denominated bank accounts(1))

Duration as of December 31, 2010(1)
(In months)
Interest-earning assets	9.04
Interest-bearing liabilities	9.27
Gap	0.13

Market Value as of December 31, 2010 (for non-trading Won-denominated bank accounts(1))

	Market Value as of December 31, 2010(1)
	Actual		1% Point Increase		Changes
	(In billions of Won)
Interest-earning assets	(Won)	172,303	(Won)	171,116	(Won)	(1,187)
Interest-bearing liabilities		166,481		165,286		(1,195)
Gap		5,822		5,831		8

Note:

(1)	Includes merchant banking accounts and derivatives for the purpose of hedging.

Net Interest Income Simulation

Shinhan Bank performs net interest income simulation to measure the effects of the change in interest rate on its results of operations. Such simulation measures the estimated changes in Shinhan Bank’s annual net interest income (interest income less interest expenses) under the current maturity structure, using different scenarios for interest rates and funding requirements. For simulations involving interest rate changes, Shinhan Bank applies three scenarios of parallel shifts in interest rate: (1) no change, (2) a 1% point increase in interest rates and (3) a 1% point decrease in interest rates. For simulations involving changes in funding requirements, Shinhan Bank uses two scenarios: (1) no change in funding requirements and (2) a 10% increase in funding requirements.

The following tables illustrate by way of an example the simulated changes in Shinhan Bank’s annual net interest income for 2010 with respect to Won-denominated interest-earning assets and interest-bearing liabilities, using Shinhan Bank’s net interest income simulation model, when it assumes (a) the maturity structure and funding requirement of Shinhan Bank as of December 31, 2010 and (b) the same interest rates as of December 31, 2010 and a 1% point increase or decrease in the interest rates.

	Simulated Net Interest Income for 2010 (For Non-Trading Won-Denominated Bank Accounts)(1)
	Assumed Interest Rates						Change in Net Interest Income			Change in Net Interest Income
	No Change		1% Point Increase		1% Point Decrease		Amount (1% Point Increase)		% Change (1% Point Increase)	Amount (1% Point Decrease)		% Change (1% Point Decrease)
	(In billions of Won, except percentages)
Simulated interest income	(Won)	8,627	(Won)	9,642	(Won)	7,613	(Won)	1,015	11.76%	(Won)	(1,015)	(11.76)%
Simulated interest expense		4,648		5,384		3,911		736	15.84%		(736)	(15.84)%
Net interest income		3,980		4,258		3,701		278	6.99%		(278)	(6.99)%

Note:

(1)	Excludes Merchant Banking account and derivatives for the purpose of hedging.

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

Interest Rate VaRs for Non-trading Assets and Liabilities

Shinhan Bank measures VaRs for interest rate risk from non-trading activities on a monthly basis. The following table shows, as of and for the year ended December 31, 2010, the VaRs of interest rate mismatch risk for other assets and liabilities, which arises from mismatches in the re-pricing dates of Shinhan Bank’s non-trading interest-earning assets and interest-bearing liabilities including available-for-sale investment securities. Under the Financial Services Commission regulations, Shinhan Bank includes in calculation of these VaRs interest-earning assets and interest-bearing liabilities in its bank accounts and its merchant banking accounts.

	VaR for the Year 2010(1)
	Average		Minimum		Maximum		As of December 31
	(In billions of Won)
Interest rate mismatch — non-trading assets and liabilities	(Won)	259	(Won)	168	(Won)	394	(Won)	194

Note:

(1)	One-year VaR results with a 99% confidence level.

Interest Rate Risk for Other Subsidiaries

Shinhan Card also monitors and manages its interest rate risk for all its interest-bearing assets and liabilities (including off-balance sheet items) in terms of impact on its earnings and net asset value from changes in interest rates. Shinhan Card primarily uses interest rate VaR and earnings at risk (“EaR”) analyses to measure its interest rate risk.

The interest rate VaR analysis used by Shinhan Card principally focuses on the maximum impact on its net asset value from adverse movements in interest rates and comprises of (i) historical interest rate VaR analysis and (ii) interest rate gap analysis. The historical interest rate VaR analysis is made through simulation of net asset value based on the interest rate volatility over a fixed past period to produce expected future interest rate scenarios and computes the maximum value at risk at a 99.9% confidence level by analyzing the net present value distribution under each such scenario. As for interest rate gap analysis, Shinhan Card computes the value at risk based on the duration proxies and interest rate shocks for each time bucket as recommended under the Basel Accord.

The interest rate EaR analysis used by Shinhan Card computes the maximum loss in net interest income for a one-year period following adverse movements in interest rates, based on an interest rate gap analysis using the time buckets and the “middle of time band” as recommended under the Basel Accord.

In addition, Shinhan Life Insurance monitors and manages its interest rate risk for its investment assets and liabilities based on simulations of its asset-liability management system. These simulations typically involve subjecting Shinhan Life Insurance’s current and future assets and liabilities to more than 2,000 market scenarios based on varying assumptions, such as new debt purchases and target investment portfolios, so as to derive its net asset value forecast for the next three years at a 99% confidence level.

Interest rate risk for our other subsidiaries is not materially significant.

Equity Risk

Substantially all of Shinhan Bank’s equity risk results from its portfolio of stocks of Korean companies. As of December 31, 2010, Shinhan bank held an aggregate amount of (Won)34 billion of equity interest in unlisted foreign companies (including (Won)21 billion invested in unlisted private equity funds).

The equity securities in Won held in Shinhan Bank’s investment portfolio consist of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and certain non-listed stocks. Shinhan Bank measures VaRs for all of these equity securities but does not manage most of the related risk using VaR limits, as most of these securities are held for reasons other than normal investment purposes. As of December 31, 2010, Shinhan Bank held equity securities in an aggregate amount of (Won)3,997 billion in its non-trading accounts, including equity securities in the amount of (Won)292 billion that it held, among other reasons, for management control purposes and as a result of debt-to-equity conversion as a part of reorganization proceedings of the companies to which it had extended loans.

As of December 31, 2010, Shinhan Bank did not hold any Won-denominated convertible bonds and foreign currency-denominated exchangeable bonds in its non-trading accounts. Shinhan Bank does not measure equity risk with respect to convertible and exchangeable bonds and the interest rate risk of these bonds are measured together with the other debt securities. As such, Shinhan Bank measures interest rate risk VaRs but not equity risk VaRs for these equity-linked securities.

The following table shows the VaRs of Shinhan Bank’s equity risk for listed equity for the year and as of December 31, 2010.

	VaR for the Year 2010(1)
	Average		Minimum		Maximum		As of December 31
	(In billions of Won)
Listed equities	(Won)	5.5	(Won)	2.4	(Won)	15.2	(Won)	6.2

Note:

(1)	Ten-day VaR results with a 99.9% confidence level.

Liquidity Risk Management

Liquidity risk is the risk of insolvency, default or loss due to disparity between inflow and outflow of funds, including having to obtain funds at a high price or to dispose of securities at an unfavorable price due to lack of available funds or losing attractive investment opportunities.

Shinhan Bank applies the following basic principles for liquidity risk management:

•	raise funding in sufficient amounts, at the optimal time at reasonable costs;

•	maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;

•	secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

•	monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;

•	conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and

•

consider liquidity-related costs, benefits of and risks in determining the pricing of our products and services, employee performance evaluations and approval of launching of new products and services.

Each of our subsidiaries manages liquidity risk in accordance with the risk limits and guidelines established internally as well as by the relevant regulatory authorities. Pursuant to principal regulations applicable to financial holding companies and banks as promulgated by the Financial Services Commission, we, at the holding company, are required to keep specific Won and foreign currency liquidity ratios. These ratios require us to keep the ratio of liquid assets to liquid liabilities above certain minimum levels.

Shinhan Bank manages its liquidity risk within the limits set on Won and foreign currency accounts in accordance with the regulations of the Financial Services Commission. The Financial Services Commission requires Korean banks to maintain a Won liquidity ratio of at least 100.0% and a foreign currency liquidity ratio of at least 85%. The Financial Services Commission defines the foreign currency liquidity ratio as foreign currency-denominated liquid assets (including marketable securities) due within three months divided by foreign currency-denominated liabilities due within three months. As for the Won liquidity ratio, prior to October 2008, the Financial Services Commission defined it as Won-denominated liquid assets (including marketable securities) due within three months divided by Won-denominated liabilities due within three months, but since October 2008 defines it as Won-denominated liquid assets (including marketable securities) due within one month divided by Won-denominated liabilities due within one month.

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

Shinhan Bank’s Won-denominated accounts (including derivatives and merchant banking accounts)

	As of December 31, 2010
Won-Denominated Accounts	0-1 Months		1-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 years		Sub- standard or below		Total
	(In billions of Won, except percentages)
Assets:	(Won)	54,646	(Won)	22,791	(Won)	28,714	(Won)	39,199	(Won)	24,554	(Won)	43,724	(Won)	1,757	(Won)	215,384
Liabilities:		45,787		17,975		15,853		51,620		15,689		51,570		—		198,493
For one month or less:
Liquidity gap		8,859
Liquidity ratio		119.35%
Limit		100.00%

Shinhan Bank’s foreign currencies-denominated accounts (including derivatives and merchant banking accounts)

	As of December 31, 2010
Foreign Currencies Denominated Accounts:	7 Days or Less	7 Days- 1 Months	3 Months	3-6 Months	6-12 Months	Over 1 Year	Sub- Standard or Below	Total
	(In millions of US$, except percentages)
Assets:	$6,260	$14,087	$24,239	$33,684	$39,727	$48,201	$209	$48,410
Liabilities	6,547	13,873	23,093	29,181	35,829	49,134	—	49,134
For three months or less:
Assets			44,586
Liabilities			43,513
Liquidity ratio			102.47%
Limit			85.00%

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

Furthermore, Shinhan Card also manages its liquidity risk within the limits set on Won accounts in accordance with the regulations of the Financial Services Commission. Under the Specialized Credit Financial Business Act and the regulations thereunder, credit card companies in Korea are required to maintain a Won liquidity ratio of at least 100.0%.

The following tables show Shinhan Card’s liquidity status and limits for Won-denominated accounts as of December 31, 2010 in accordance with the regulations of the Financial Services Commission.

Shinhan Card’s Won-denominated accounts

Won-Denominated Accounts	7 Days or Less		1 Months or less		3 Months or less		6 Months or less		1 Year or less		Over 1 Year		Total
Assets	(Won)	1,966	(Won)	8,708	(Won)	13,161	(Won)	14,823	(Won)	17,426	(Won)	3,942	(Won)	21,368
Liabilities		553		2,448		3,450		4,591		6,440		7,744		14,184
Liquidity ratio		355.74%		355.74%		381.46%		322.89%		270.58%		50.9%		150.6%

Shinhan Investment manages its liquidity risk for its Won-denominated accounts by setting a limit of (Won)100 billion on each of its seven-day and one-month liquidity gap, a limit of 110% on its three-months liquidity ratio and a limit of (Won)10 billion on its liquidity VaR. As for its foreign currency-denominated accounts, Shinhan Investment manages the liquidity risk on a quarterly basis in compliance with the guidelines of the Financial Supervisory Service, which requires the one-week and one-month maturity mismatch ratios to be 0% and -10% or less, respectively, and the three months liquidity ratio to be 80% or higher.

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

The Group Internal Audit Department at our holding company, reporting directly to our Audit Committee, is directly responsible for overseeing our operational risk management with a focus on legal, regulatory, operational and reputational risks. Our holding company’s Audit Committee oversees and monitors our operational compliance with legal and regulatory requirements. At the holding company level, we define each subsidiary’s operational process and establish an internal review system applicable to each subsidiary. Each subsidiary’s operational risk is internally monitored and managed at the subsidiary level and the Group Internal Audit Activity continuously monitors the integrity of our subsidiaries’ operational risk management system. Our holding company’s Board of Directors and the Group Risk Management Committee establish our basic policies for operational risk management at the group level. To monitor and manage operational risks, Shinhan Bank maintains a system of comprehensive policies and has in place a control framework designed to provide a stable and well-managed operational environment throughout the organization. Currently, the primary responsibility for ensuring compliance with our banking operational risk procedures remains with each of the business units and operational teams. In addition, the Audit Department, the Risk Management Department and the Compliance Department of Shinhan Bank also play important roles in reviewing and maintaining the integrity of Shinhan Bank’s internal control environment.

The operational risk management system of Shinhan Bank is managed by the operational risk team under the Risk Management Department. The current system principally consists of risk control self-assessment, risk quantification using key risk indicators, loss data collection, scenario management and operational risk capital measurement. Shinhan Bank operates several educational and awareness programs designed to familiarize all of its employees to this system. In addition, Shinhan Bank has a designated operational risk manager at each of its departments and branch offices, serving the role of a coordinator between the operational risk team at the headquarters and the employees in the field and seeking to provide centralized feedback to further improve the operational risk management system.

As of December 31, 2010, Shinhan Bank has conducted risk control self-assessments on its departments as well as domestic and overseas branch offices, from which it collects systematized data on all of its branch offices, and uses the findings from such self-assessments to improve the procedures and processes for the relevant departments or branch offices. In addition, Shinhan Bank has accumulated risk-related data since 2003, improved the procedures for monitoring operational losses and is developing risk simulation models. In addition, Shinhan Bank selects and monitors, at the department level, approximately 160 key risk indicators.

Shinhan Investment, through its operational risk management system, conducts self-assessments of risks, collects loss data and manages key risk indicators. The operational risk management system is supervised by its audit department, compliance department and operational risk management department, as well as a risk management officer in each of Shinhan Investment’s departments.

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

In addition to internal audits and inspections, the Financial Supervisory Service conducts general annual audits of our and our subsidiaries’ operations. The Financial Supervisory Service also performs special audits as the need arises on particular aspects of our and our subsidiaries’ operations such as risk management, credit monitoring and liquidity. In the ordinary course of these audits, the Financial Supervisory Service routinely issue warning notices where it determines that a regulated financial institution or such institution’s employees have failed to comply with the applicable laws or rules, regulations and guidelines of the Financial Supervisory Service. We and our subsidiaries have in the past received, and expect in the future to receive, such notices and we have taken and will continue to take appropriate actions in response to such notices. For example, in January 2009, we reported to the Financial Supervisory Service that an employee at a regional branch of Shinhan Bank had embezzled approximately (Won)22.0 billion of Shinhan Bank’s funds, which we expect to recover approximately (Won)5.3 billion. With regard to this incident, the Financial Supervisory Service has issued a “cautionary warning” to Shinhan Bank’s Chief Executive Officer and has imposed punitive measures against the officers and employees who were involved with the incident. In June 2010, the Financial Supervisory Service issued a notice to implement certain remedial measures and accordingly, Shinhan Bank implemented a policy to issue balance certificates as part of its “Fund Deposit Balance Information Service” and improved its operational processes. In an effort to further strengthen its internal control system, Shinhan Bank has established more detailed parameters to define each unit manager’s internal control responsibilities, scope and periods.

We consider legal risk as a part of operational risk. The uncertainty of the enforceability of obligations of our customers and counterparties, including foreclosure on collateral, creates legal risk. Changes in laws and regulations could also adversely affect us. Legal risk is higher in new areas of business where the law is often untested in the courts although legal risk can also increase in our traditional business to the extent that the legal and regulatory landscape in Korea is changing and many new laws and regulations governing the banking industry remain untested. We seek to minimize legal risk by using stringent legal documentation, employing procedures designed to ensure that transactions are properly authorized and consulting legal advisers. The Compliance Department operates Shinhan Bank’s compliance inspection system. This system is designed to ensure that all of Shinhan Bank’s employees comply with the law. The compliance inspection system’s main function is to monitor the degree of improvement in compliance with the law, maintain internal controls (including ensuring that each department has established proper internal policies and that it complies with those policies) and educate employees about observance of the law. The Compliance Department also supervises the management, execution and performance of self-audits. Shinhan Investment also maintains a legal department and a compliance department to manage legal risks and compliance risks, respectively. The functions of these are department are similar to those of their counterparts at Shinhan Bank.

Upgrades and Integration of Risk Management

Shinhan Bank

In December 2007, Shinhan Bank obtained approval from the Financial Supervisory Service to use an internal market risk evaluation model, and in April 2008, Shinhan Bank obtained approval from the Financial Supervisory Service to use the foundation internal rating-based (“F-IRB”) method with respect to the Basel II credit risks related to loan portfolios of large companies, small- and medium-sized enterprises and retail outlets. In addition, in September 2009, Shinhan Bank applied for approval from the Financial Supervisory Service to use an internal credit scoring system for its SOHO customers and is currently undergoing the review process.

The approval to use the internal credit evaluation model enables Shinhan Bank to gain a pricing advantage compared to other banks, as this model makes it easier for Shinhan Bank to manage its capital and meet the BIS equity ratio through a differentiated risk assessment based on the borrower’s credit rating.

Since 2003, in anticipation of the Basel II requirements, Shinhan Bank has taken measures to improve its risk management system, including the design and operation of its credit evaluation model, quantitative modeling of risk factors and testing the adequacy of such factors, and management and monitoring of credit risks, to a level consistent with international practice. Consistent with this approach, since 2005, Shinhan Bank has been reflecting the cost of credit based on expected loss in the computation of its pre-tax profits. Shinhan Bank has also adopted the Risk Adjusted Return on Capital (“RAROC”) system to evaluate risk adjusted performance, and it expects to give further weight to the use of the RAROC evaluation system in determining the lending rates and the risk-adjusted profitability of such loans.

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

In response to recent regulatory changes, including as a result of the recent implementation of IFRS and Basel III regulations, Shinhan Bank has upgraded its risk management systems to monitor and calculate credit, market, interest and liquidity risks in accordance with the IFRS. See “Item 4.B. Business Overview — Information Technology”. In addition, Shinhan Bank has commenced re-evaluating its liquidity risk management standards to comply with such standards under Basel III.

In addition, in order to improve its ability to respond to sudden changes in internal and external economic situations, Shinhan Bank overhauled its crisis management system in 2010. Specifically, Shinhan Bank has established a crisis management council to act as a “control tower” over its entire crisis management system, enhanced the crisis detection functionality of its crisis monitoring matrix and prepared bank-wide systematic crisis response plans in case of a crisis. In addition, Shinhan Bank adopted a “credit risk dashboard” system to closely monitor the size and risk levels of credit risk-bearing assets by segment and formulate a response plan in relation to any particular asset segment showing signs of extraordinary risk.

Furthermore, in light of the ongoing and potential expansion of its overseas operations and asset size and in order to facilitate their stable growth, Shinhan Bank is currently in the process of strengthening the risk management systems of its overseas operations. Specifically, beginning in 2010, Shinhan Bank has set an overall risk limit for its overseas subsidiaries to foster appropriate risk-adjusted growth, monitors their risk profiles and adopts and implements improved risk management plans based on such monitoring. Shinhan Bank also plans to support the self-monitoring initiatives by its overseas subsidiaries by helping to build further risk management-related infrastructure, such as credit evaluation modeling, risk-related database and market risk management systems.

Shinhan Card

Following the split-merger of LG Card and former Shinhan Card in October 2007, Shinhan Card commenced in August 2008 a comprehensive upgrade of its risk measurement and management infrastructure in order to integrate the infrastructures hitherto separately operated by LG Card and former Shinhan Card, as a result of which Shinhan Card launched an enterprise risk management system (“ERMS”) in October 2010. Subsequently, in tandem with the groupwide efforts to improve the overall risk management system, Shinhan Card continued to make substantial improvements to its ERMS, including by enhancing the corporate governance structure for risk management and its risk measurement and monitoring systems, as well as by adopting a formal policy for risk review processes.

As for the methodology for measuring risk and the basic operating systems for risk management, Shinhan Card’s ERMS follows the “standard guidelines for risk management in the credit card industry” promulgated by the Financial Supervisory Service, which is based on the Basel II standards, as the basic framework, while seeking to enhance flexibility in the management of liquidity risk and credit risk in light of the credit card crisis in 2003, which was engendered in part by the inability of credit card companies to take customer deposit, which tends to be a stable source of funding. Since 2010, Shinhan Card has been developing a further upgraded risk measurement system that is designed to meet the Basel II standards, as well as other regulatory requirements and internal needs, in light of the increased volatility in the economic and regulatory environment following the recent global financial crisis.

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

In addition, the total sum of the Bank Holding Company Total Credit extended to all of a bank holding company’s Major Shareholder must not exceed 25% of the Net Total Equity Capital. Furthermore, the bank holding company and its direct and indirect subsidiaries that intend to extend the Bank Holding Company Total Credit to the bank holding company’s Major Shareholder not less than the lesser of (i) the amount equivalent to 0.1% of the Net Total Equity Capital or (ii) (Won)5 billion, with respect to a single transaction, must obtain prior unanimous board resolutions and then, immediately after the completion of the transaction, must file a report with the Financial Services Commission and publicly disclose the filing of such report (for example, through a website).

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

(ii) (a) For obligations of local governments under the Local Autonomy Act, local public enterprises under the Local Public Enterprises Act, and investment institutions and other quasi-investment institutions under the Basic Act on the Management of Government-Invested Institution (hereinafter, the “public institutions and others”); (b) obligations guaranteed by the public institutions and others; and (c) obligations secured by the securities issued or guaranteed by public institutions and others: 110% of the amount of the credit extended; and

(iii) For any property other than those set forth in the above (i) and (ii): 130% of the amount of the credit extended.

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

In addition, any single shareholder and persons who stand in a special relationship with such shareholder (as defined under the Presidential Decree to the Financial Holding Companies Act) may acquire beneficial ownership of up to 10% of the total issued and outstanding shares with voting rights of a financial holding company controlling national banks (or 15% in the case of a financial holding company controlling regional banks only). The Government and the Korea Deposit Insurance Corporation are not subject to such a ceiling.

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

(ii) any same shareholder group with aggregate assets of all non-financial business companies belonging to such group of not less than (Won)2 trillion; or

(iii) any mutual fund in which a same shareholder group identified in (i) or (ii) above holds more than 9% of the total shares issued and outstanding of such mutual fund.

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

Capital Adequacy

The Banking Act requires nationwide banks to maintain a minimum paid-in capital of (Won)100 billion and regional banks to maintain a minimum paid-in capital of (Won)25 billion.

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

The Financial Services Commission requires each Korean bank to maintain a Won liquidity ratio (defined as Won assets due within one month, including marketable securities, divided by Won liabilities due within one month) of not less than 100% and to make monthly reports to the Financial Supervisory Service. The Financial Services Commission also requires each Korean bank to (1) maintain a foreign-currency liquidity ratio due within three months (defined as foreign-currency liquid assets due within three months divided by foreign-currency liabilities due within three months) of not less than 85%, (2) maintain a ratio of foreign-currency liquid assets due within seven days (defined as foreign-currency liquid assets due within seven days less foreign-currency liabilities due within seven days, divided by total foreign-currency assets) of not less than negative 3% and (3) maintain a ratio of foreign-currency liquid assets due within a month (defined as foreign-currency liquid assets due within a month less foreign currency liabilities due within a month, divided by total foreign-currency assets) of not less than negative 10%. The Financial Services Commission also requires each Korean bank to submit monthly reports with respect to its compliance with these ratios.

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

Under the Banking Act, banks are prohibited from extending credits in the amount greater than the lesser of (1) 25% of the sum of such bank’s Tier I and Tier II capital (less any capital deductions) and (2) the relevant major shareholder’s shareholding ratio multiplied by the sum of the bank’s Tier I and Tier II capital (less any capital deductions) to a major shareholder (together with persons who have special relationship with such major shareholder as defined in the Presidential Decree of the Banking Act). Also, no bank is allowed to grant credit to its major shareholders in the aggregate in excess of 25% of its Tier I and Tier II capital (less any capital deductions).

When managing the credit risk of banks, among the methods for providing credit support by banks, a loan agreement, a purchase agreement for asset-backed commercial papers, purchase of subordinate beneficiary certificates, and assumption of liability by providing warranty against default under asset-backed securitization are examples of creating financial exposure to banks.

Interest Rates

Korean banks remain dependent on the acceptance of deposits as their primary source of funds. Currently, there are no legal controls on interest rates on bank loans in Korea except for the cap of 44% on the default interest rate under the Act on Lending Business. Historically, interest rates on deposits and lending rates were regulated by the Monetary Board of the Bank of Korea. Under the government’s Financial Reform Plan issued in May 1993, controls on deposit interest rates in Korea have been gradually reduced. In February 2004, the Korean government removed restrictions on all interest rates, except for the prohibition on interest payments on current account deposits. Deregulation of interest rates on deposits has increased competition for deposits based on interest rates offered and therefore may increase our banking operation’s interest expense.

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

Disclosure of Management Performance

For the purpose of enforcing mandatory disclosure of management performance so that the general public, especially depositors and stockholders, will be in a better position to monitor banks, the Financial Services Commission requires commercial banks to disclose certain matters as follows:

•

loans bearing no profit made to a single business group in an amount exceeding 10% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month (where the loan exposure to such borrower is calculated as the sum of substandard credits, doubtful credits and estimated loss credits) except where the loan exposure to a single business group is not more than (Won)4 billion;

•

occurrence of any financial event involving embezzlement, malfeasance or misappropriation of funds the amount of which exceeds 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions), unless the bank has lost or expects to lose not more than (Won)1 billion as a result thereof, or the Governor of the Financial Supervisory Service has made a public announcement regarding such an occurrence; and

•

any loss due to court judgments or similar decisions in civil proceedings in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month except where the loss is not more than (Won)1 billion;

Restrictions on Lending

According to the Banking Act, commercial banks are prohibited from making any of the following categories of loans:

•	loans made directly or indirectly on the pledge of a bank’s own shares (subject to certain exceptions with respect to financing for infrastructure projects);

•	loans made directly or indirectly to enable a natural or a legal person to buy the bank’s own shares; and

•

loans made to any of the bank’s officers or employees other than de minimis loans of up to (1) (Won)20 million in the case of a general loan, (2) (Won)50 million in the case of a general loan plus a housing loan, or (3) (Won)60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions.

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

Restrictions on Bank Ownership

Under the Banking Act, subject to certain exceptions, a single shareholder and persons who stand in a special relationship with such shareholder (as described in the Presidential Decree to the Banking Act) may acquire beneficial ownership of up to 10% of a national bank’s total issued and outstanding shares with voting rights and up to 15% of a regional bank’s total issued and outstanding shares with voting rights. The government, the Korea Deposit Insurance Corporation and financial holding companies qualifying under the Financial Holding Companies Act are not subject to such ceilings. However, non-financial business group companies — i.e., (1) any same shareholder group with an aggregate net assets of all non-financial companies belonging to such group of not less than 25% of the aggregate net assets of all corporations that are members of such group; (2) any group with aggregate assets of all non-financial companies belonging to such group of not less than (Won)2 trillion; (3) any mutual fund in which a same shareholder group, as described in items (1) and (2) above, owns more than 9% of the total shares issued and outstanding; (4) a private equity fund (under the Financial Investment Services and Capital Markets Act) where (i) the general partner of such private equity fund, (ii) the limited partner whose equity holding ratio in such private equity fund is 18% or more, or (iii) the limited partners, being member companies of a single group of companies that belong to the same conglomerate as defined in the Monopoly Regulations and Fair Trade Act, whose aggregate equity holding ratio in such private equity fund is 36% or more falls under either of item (1) to (3) above; or (5) a special purpose company of a private equity fund where a private equity fund, as described in item (4) above, owns 9% or more of the special purpose company’s issued and outstanding shares or has actual control over the major business affairs of the special purpose company through, for example, appointment and dismissal of the officers — may not acquire beneficial ownership of shares of a national bank in excess of 4% of such bank’s outstanding voting shares, provided that such non-financial business group companies may acquire beneficial ownership of:

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

Deposit Insurance System

The Depositor Protection Act provides, through a deposit insurance system, insurance for certain deposits of banks in Korea. Under the Depositor Protection Act, all banks governed by the Banking Act, including Shinhan Bank and Jeju Bank, are required to pay to the Korea Deposit Insurance Corporation an insurance premium on a quarterly basis at such rate as determined by the Presidential Decree to the Depositor Protection Act, which shall not exceed 0.5% of the bank’s insurable deposits in any given year. The current insurance premium is 0.02% of insurable deposits for each quarter. If the Korea Deposit Insurance Corporation pays the insured amount, it will acquire the claims of the depositors within the payment amount. Under current rules, the Korea Deposit Insurance Corporation insures only up to a total of (Won)50 million per an individual for deposits and interest in a single financial institution, regardless of when the deposits were made and the size of the deposits.

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

Capital Adequacy

The Specialized Credit Financial Business Act provides for a minimum paid-in capital amount of: (i) (Won)20 billion in the case of a specialized credit financial business company which wishes to engage in no more than two kinds of core businesses (i.e. credit card, installment finance, leasing and new technology business) and (ii) (Won)40 billion in the case of an specialized credit financial business company, which wishes to engage in three or more kinds of core businesses.

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

Restrictions on Assistance to Other Companies

Under the Specialized Credit Financial Business Act, a credit card company may not engage in any of the following acts in conjunction with other financial institutions or companies: (i) holding voting shares under cross shareholding or providing credit for the purpose of avoiding the restrictions on loans to affiliate companies; (ii) acquiring shares under cross shareholding for the purpose of avoiding the limitation on purchase of its treasury shares under the Korean Commercial Code or the Financial Investment Services and Capital Markets Act; or (iii) other acts which are likely to have a material adverse effect on the interests of transaction parties as stipulated by the Presidential Decree to the Specialized Credit Financial Business Act, which are not yet provided.

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

In addition, a credit card company or a licensed bank engaged in the credit card business, as the case may be, may not engage in the following methods of soliciting credit card members: (i) providing economic benefits or conditioning such benefits in excess of 10% of the annual credit card fee (in the case of no-annual fee credit cards, the average annual fees will be (Won)10,000) in connection with issuance of credit cards; (ii) solicitation on streets and private roads as prescribed under the Road Act and Private Road Act, public place and corridors used by the general public; (iii) solicitation through visits, except those visits made upon prior consent and visits to a business area; (iv) solicitation through pyramid sales methods; and (v) solicitation through the Internet, as further discussed below.

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

Regulations on Financial Soundness — Capital Adequacy

The Financial Investment Services and Capital Markets Act sets forth various types of brokerage and/or dealing business licenses based on (i) the scope of products and services that may be provided by each type of the brokerage and/or dealing licensee and (ii) the type of customers to which such products and services may be provided. For example, a financial investment company engaged in the brokerage, dealing and underwriting businesses with retail investors as well as professional investors in connection with all types of securities is required to have a minimum paid-in capital of (Won)53 billion in order to obtain a license for such brokerage, dealing and underwriting businesses.

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

Net Operating Equity = Net assets (total assets – total liabilities) – the total of items that may be deducted + the total of items that may be added

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

Under the Insurance Business Act, approval to commence an insurance business must be obtained from the Financial Services Commission based on the type of insurance businesses, which are classified as life insurance business, non-life insurance business and third type insurance business. Life insurance business means an insurance business which deals with life insurance policies or pension insurance policies (including retirement insurance policies). Non-life insurance business means an insurance business which deals with fire insurance policies, marine insurance policies, car insurance policies, guaranty insurance policies, reinsurance policies, liability insurance policies or other insurance policies prescribed under the Presidential Decree of the Insurance Business Act. Third type insurance business means an insurance business which deals with injury insurance policies, health insurance policies or nursing care insurance policies. Under the Insurance Business Act, insurance companies are not allowed to engage in both a life insurance business and a non-life insurance business, subject to certain exceptions.

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

Capital Adequacy

The Insurance Business Act requires a minimum paid-in capital of (Won)30 billion for an insurance company; provided, that, the insurance company which intends to engage in only certain types of insurance policies may have a lower paid-in capital pursuant to the Presidential Decree of the Insurance Business Act.

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

1. (net premium type policy reserve – non-amortized acquisition cost) × (corresponding ratio of risk factor for policy reserve) (4%); and

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

Under the Insurance Business Act, the Presidential Decree and other regulations thereunder, for each accounting period, insurance companies are required to appropriate policy reserve that is earmarked for future payments of insurance money, refund and dividends to policyholders (hereinafter collectively referred to as “Insurance Money”) for each insurance contract. However, if an insurance company has reinsured a portion of its insurance contracts with a creditworthy reinsurance company in order to lower its overall risk, in principle, the insurance company is not required to appropriate policy reserve for the reinsured contracts. Instead, the reinsurance company is required to appropriate such policy reserve for the reinsured contracts. However, from April 1, 2008, if an insurance company transfers more than 50% of its risk to a reinsurance company, the amount of risk transferred in excess of 50% will be disallowed for purposes of calculating the solvency margin ratio. In particular, if the ratio of the risks transferred to the reinsurance company to the total risks insured by an insurance company exceeds 50%, such insurance company will be required to have net assets in relation to such risks transferred in excess of the 50% threshold for purposes of the solvency margin requirement. The Insurance Business Act was amended on January 24, 2011 to classify the insurance products into two categories: (i) reportable insurance products and (ii) voluntary insurance products. Under this amendment, only the changes to the terms and conditions of the reportable insurance products require a prior report and approval from the FSS and the voluntary insurance products can be sold without prior approval from the FSS. The policy reserve needs to be appropriated in accordance with the policy reserve calculation method for each insurance product as stipulated in amended Insurance Business Act.

The policy reserve amount consists of the following: (i) premium reserves and prepaid insurance premiums which are calculated under the methods determined by the written calculation methods for insurance premiums and policy reserves by insurance types or by lapses of insurance period, with regard to the contracts for which the causes for payment of the Insurance Money have yet to occur as of the end of each accounting period; (ii) amounts for which a lawsuit is pending on the Insurance Money or amounts for which a payment has been fixed with regard to the contracts for which the causes for payment of Insurance Money have occurred as of the end of each accounting period, and amounts which have not been paid yet due to an unsettled amount for paying the Insurance Money, even if the causes for payment of the Insurance Money have already occurred; and (iii) amounts reserved by an insurance company for allocation to policyholders.

Pursuant to the regulations established by the Financial Services Commission, insurance companies are required to maintain allowances for outstanding loans, accounts receivables and other credits (including accrued income, payment on account, and bills receivables or dishonored) in an aggregate amount covering not less than 0.5% of normal credits (excluding confirmed guarantees and acceptances), 2% of precautionary credits, 20% of substandard credits, 50% of doubtful credits and 100% of estimated loss credits, provided that the minimum ratio of allowances for certain type of outstanding loans by insurance companies to individuals and households (including, retail loans, housing loans, and other forms of retail loans extended to individuals not registered for business), is increased to 0.75% of normal credits and 5% of precautionary credits. Furthermore, the regulations on insurance companies became more stringent in September 2010 by adding a requirement that insurance companies maintain allowance for bad debts in connection with real estate project financing loans in excess of 0.9% of normal credits and 7% of precautionary credits.

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

•

owning any real estate (excluding any real estate owned as a result of enforcing their own security interest) other than real estate for conducting its business as designated by the Presidential Decree. In any case, the total amount of real estate owned by an insurance company must not exceed 15% of its Total Assets, provided that investment in real estate for a separate account is limited to 15% of the assets of such separate account;

•	loans made for the purpose of speculation in commodities or securities;

•	loans made directly or indirectly to enable a natural or legal person to buy their own shares;

•	loans made directly or indirectly to finance political campaigns and other similar activities; and

•

loans made to any of the insurance company’s officers or employees other than loans based on insurance policy or de minimis loans of up to (1) (Won)20 million in the case of a general loan, (2) (Won)50 million in the case of a general loan plus a housing loan, or (3) (Won)60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions.

In addition, insurance companies are not allowed to exceed the following limits in making the following investments:

•	with respect to holding foreign currency under the Foreign Exchange Transaction Act or owning offshore real estate, 30% of its Total Assets; and

•

with respect to the sum of margins for a futures exchange designated by the Presidential Decree or a foreign futures exchange, and commitment amounts of over-the-counter derivatives must not exceed 6% of its Total Assets, provided that the over-the-counter derivative trades are limited to 3%. The derivatives trades of a separate account are limited to 6% of the assets of separate account, provided that the over-the-counter derivatives trades are limited to 3%.

Life insurance companies are required to lend 35% or greater of the annual increase in their corporate loans (with the exclusion of those to banks and securities companies) to the small- and medium -sized enterprises.

ITEM 4.C.    Organizational Structure

As of the date hereof, we have 11 direct and 21 indirect subsidiaries. The following diagram provides an overview of our organizational structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

All of our subsidiaries are incorporated in Korea, except for the following:

•	Shinhan Asia Limited (incorporated in Hong Kong);

•	Shinhan Bank America (incorporated in the United States);

•	Shinhan Bank Canada (incorporated in Canada);

•	Shinhan Bank (China) Limited (incorporated in the People’s Republic of China);

•	Shinhan Bank Europe GmbH (incorporated in Germany);

•	Shinhan Bank Kazakhstan Limited (incorporated in Kazakhstan);

•	Shinhan Bank Japan (incorporated in Japan);

•	Shinhan Khmer Bank Limited (incorporated in Cambodia);

•	Shinhan Vina Bank (incorporated in Vietnam);

•	Shinhan Vietnam Bank (incorporated in Vietnam);

•	Shinhan Investment Corp., Europe Ltd. (incorporated in the United Kingdom);

•	Shinhan Investment Corp., USA Inc. (incorporated in the United States);

•	Shinhan Investment Corp., Asia Ltd. (incorporated in Hong Kong); and

•	Shinhan BNP Paribas Asset Management (Hong Kong) Limited (incorporated in Hong Kong).

ITEM 4.D. Properties

The following table provides information regarding certain of our properties in Korea.

		Area (In square meters)
Type of Facility	Location	Building	Site (If Different)
Registered office and corporate headquarters	120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea	59,519	5,418
Shinhan Investment Corp.	23-2, Youido-Dong, Youngdungpo-Gu, Seoul, Korea 150-312	70,170	4,765
Shinhan Centennial Building	117, Samgak-Dong, Jung-Gu, Seoul, Korea	19,697	1,389
Shinhan Bank Gwanggyo Branch	14, 1-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea	16,727	6,783
Shinhan Myongdong Branch	53-1, 1-Ga, Myong-Dong, Jung-Gu, Seoul, Korea	8,936	1,014
Shinhan Youngdungpo Branch	57, 4-Ga, Youngdungpo-Dong, Youngdungpo-Gu, Seoul, Korea	6,171	1,983
Shinhan Back Office Support Center	781, Janghang-Dong, Ilsan-Gu, Goyang-Si, Kyunggi Province, Korea	24,496	5,856
Shinhan Bank Back Office and Call Center	731, Yoksam-Dong, Kangnam-Gu, Seoul, Korea	23,374	7,964
Shinhan Bank Back Office and Storage Center	1704-Ga, Yongam-Dong, Sangdang-Gu, Cheongju-Si, Chungcheongbuk-Do, Korea	5,756	6,398
Shinhan Card Yoksam-Dong Building	790-5, Yoksam-Dong, Kangnam-Gu, Seoul, Korea	7,348	1,185

Our subsidiaries own or lease various land and buildings for their branches and sales offices.

As of December 31, 2010, Shinhan Bank had a countrywide network of 951 branches. Approximately 28% of these facilities were housed in buildings owned by us, while the remaining branches were leased properties. As of December 31, 2010, Jeju Bank had 38 branches of which we own 18 of the buildings in which the facilities are located, representing 47% of its total branches. Lease terms are generally from two to three years, and seldom exceed five years.

As of December 31, 2010, Shinhan Card had 49 branches, all but one of which were leased. Lease terms are generally from one to two years. We also lease Shinhan Card’s headquarters for a term of three years. Shinhan Bank houses its central mainframe computer system at its information technology centers in Ilsan, one of the suburban districts outside of Seoul. As of December 31, 2010, Shinhan Investment had 105 branches of which we own 10 of the buildings in which the facilities are located, representing 2% of its total branches. Lease terms are generally from four to five years, and seldom exceed five years. As of December 31, 2010, Shinhan Life had 109 branches which we leased for a term of generally one to three years.

The net book value of all the properties owned by us at December 31, 2010 was (Won)1,952 billion. We do not own any material properties outside of Korea.

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

Overview

We are one of the leading financial institutions in Korea in terms of total assets, revenues, profitability and capital adequacy, among others. Incorporated on September 1, 2001, we are the first privately-held financial holding company to be established in Korea. Since inception, we have developed and introduced a wide range of financial products and services in Korea and aimed to deliver comprehensive financial solutions to clients through a convenient one-portal network. According to reports by the Financial Supervisory Service, we are one of the three largest financial services providers in Korea as measured by total assets as of December 31, 2010 and operate the third largest banking business (as measured by total assets as of December 31, 2010) and the largest credit card business (as measured by the total credit purchase volume as of December 31, 2010) in Korea.

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

The recent financial crisis and economic downturn in Korea and globally presented a number of difficulties and challenges for financial institutions in Korea, including us, particularly in the form of deterioration in asset quality as an increasing number of corporate borrowers faced a liquidity crisis and were forced to undergo restructuring, sometimes under the guidance of the Government which was concerned with containing the risk of systemic collapse by undertaking a preemptive and aggressive “fast track” restructuring program in collaboration with major creditor financial institutions with respect to troubled companies in industries that were particularly hard hit by the economic crisis, such as real estate development, construction, shipbuilding and shipping.

Following the onset of the crisis, we experienced a significant deterioration in the quality of our assets, particularly with respect to corporate loans made to small- and medium-sized enterprises, which represents our traditional core customers. For example, Shinhan Bank’s delinquency ratio under Korean GAAP for corporate loans increased from 0.78% as December 31, 2007 to 1.06% as of December 31, 2008. In response to the crisis, we took active steps to enhance our risk management in substantially all areas of our operations, including concerted efforts to improve the quality of our assets through prudent charge-offs and provisioning. For example, in 2008, 2009 and 2010, Shinhan Bank made substantial charge-offs of corporate loans (which amounted to (Won)252 billion in 2008, (Won)659 billion in 2009 and (Won)769 billion in 2010 compared to (Won)109 billion in 2007) and set aside provisioning for corporate loans (which amounted to (Won)1,164 billion in 2008, (Won)973 billion in 2009 and (Won)867 billion in 2010 compared to (Won)196 billion in 2007). In addition, in an attempt to further strengthen our capital base following the onset of the global financial crisis, we made a rights offering in March 2009 in the amount of (Won)1,310 billion. As a result of our such efforts, and also driven in part by the recovery of the Korean economy beginning in the second half of 2009, the quality of our assets and our capital adequacy have returned largely to pre-crisis levels by the end of 2009, as evidenced by a decrease in Shinhan Bank’s delinquency ratio under Korean GAAP for corporate loans to 0.53% and 0.61% as of December 31, 2009 and 2010, respectively, and our BIS ratio of 12.60% and 12.97% as of December 31, 2009 and 2010, respectively, compared to 9.77% and 10.19% as of December 31, 2007 and 2008, respectively. The increase in Shinhan Bank’s delinquency ratio under Korean GAAP for 2010 compared to 2009 was primarily due to the slowdown in the construction industry caused by the sustained downturn in the real estate market.

Compared to their impact on the corporate sector, the recent financial crisis and economic downturn had a less severe impact on our retail businesses, particularly in our retail banking and credit card businesses. This was largely because our retail loans are mostly home mortgage loans collateralized by residential properties and individuals and households traditionally are less prone to default on home mortgage loans. As a result, Shinhan Bank’s delinquency ratio under Korean GAAP for retail loans decreased modestly from 0.33% as of December 31, 2008 to 0.23% as of December 31, 2009 but slightly increased to 0.30% as of December 31, 2010. As for our credit card business, partly as a result of active tightening of its risk management policy and a more disciplined credit approval policy, Shinhan Card’s delinquency ratio under Korean GAAP actually showed a decrease from 3.1% as of December 31, 2008 to 2.7% as of December 31, 2009 and 1.8% as of December 31, 2010.

We derive most of our income from interest earned on our corporate and retail loans, net of funding costs (which primarily consist of interest payable on customer deposits). Net interest income is largely a function of the average volume of loans and the net interest spread thereon. During the recent crisis, the average volume of loans and deposits increased. The average volume of loans increased largely as we continued to make secured housing loans while reducing exposure to unsecured lending, and corporate customers relied on bank loans as their sources of funding due to difficulties in finding alternative sources of funding in capital markets due to the credit crisis and the volatility in financial markets. However, due to the active involvement by the Government to maintain low interest rates in order to add liquidity to the general economy, net interest spreads continued to tighten from 2008 to 2009. From 2008 to 2009, the rate effect outweighed the volume effect, and Shinhan Bank’s net interest income decreased from (Won)4,344 billion in 2008 to (Won)3,701 billion in 2009. From 2009 to 2010, the average rate on interest-earning liabilities decreased faster than the average yield on interest-earning assets and the volume effect outweighed the rate effect. Accordingly, Shinhan Bank’s net interest income increased from (Won)3,701 billion in 2009 to (Won)4,439 billion in 2010. Net interest income after provision for loan losses, which Shinhan Bank significantly increased in 2008 and 2009 due to its enhanced risk management policies, including prudent additional provisioning, amounted to (Won)3,415 billion, (Won)2,494 billion and (Won)3,479 billion in, 2008, 2009 and 2010, respectively.

As for Shinhan Card, its net interest income is largely dependent on the transaction volume and less sensitive to interest rate movements than our banking business, since merchant fees (representing a fixed percentage of a credit card purchase amount) provide a stable source of income and our credit card business enjoys more diversified sources of funding, including commercial paper, corporate debentures (which have maturities longer than most bank deposit products) and asset-backed securitizations. The credit card transaction volume is largely dependent on the overall trends of the general economy, such as general consumer spending patterns. As a result, net interest income from Shinhan Card decreased from (Won)1,250 billion in 2008 to (Won)1,068 billion in 2009 due to the adverse impact of the recent global financial crisis on retail spending. Net interest income from Shinhan Card increased to (Won)1,088 billion in 2010, largely due to increased volume of credit card loans, as well as a relative decrease in the cost of funding mainly as a result of the general decrease in the base interest rate set by the Government.

The following provides a discussion of the major trends surrounding the general economy and the financial services sector in Korea in 2010 and our current outlook for 2011 as they relate to our core businesses. The following discussion represents the subjective view of our management and may significantly differ from the actual results for 2011.

Recent Developments and Outlook for Korean Economy

In 2010, Korean economy showed strong signs of recovery from the recent global financial crisis, as evidenced by a real GDP growth of 6.1% year-on-year, which was the highest since 2002. The rebound was attributable to both strong exports, which was primarily based on exports to China and other emerging markets despite continued sluggishness in the developed economies, and strong domestic consumption and investment.

In 2011, we expect that the Korean economy will experience stable growth, partly driven by an expected recovery in the U.S. economy, which is one of Korea’s largest export markets. However, uncertainties remain in the form of, among others, the ongoing fiscal crisis in certain countries in Europe, the global rise in the costs of raw materials and tightening monetary policies in China and other emerging markets, all of which may trigger another general slowdown in the global economy, and in turn, Korean economy.

In 2011, inflation is expected to be a primary concern for Korean economy. Inflation has been rising recently due to the rise in raw material costs globally, excess liquidity in the Korean financial markets and the general economic recovery in Korea. As a result, we expect that pressure will grow for the Korean government to further increase the base interest rates, although in incremental steps given its potential adverse impact on economic growth prospects and also in light of the high household leverage ratio in Korea. A rise in interest rates generally results in an improvement of net interest margin for our banking business. See “— Interest Rates” below. However, a general increase in market interest rates, especially if inappropriately timed, not properly coordinated with other macroeconomic policy, or at excessive levels, may unduly dampen economic recovery and trigger another credit crisis, which would adversely affect the liquidity and financial condition of our corporate and retail borrowers, which in turn may lead to deterioration in our credit exposure.

Recent Developments and Outlook for the Korean Financial Sector

Commercial Banking

Since the onset of the recent global financial crisis, commercial banks in Korea have experienced a slowdown in the growth of loan volume, mainly due to the Government policy to emphasize safe and stable economic growth as well as continued sluggishness in the real estate market, which has reduced demand for mortgage and home equity loans, which comprise a significant portion of loans held by the Korean commercial banks. We currently do not expect this trend to reverse in the remainder of 2011. However, there may be opportunities to generate additional revenue from asset management services, mobile banking and financing for green energy projects.

In terms of profitability, the Korean commercial banks generally experienced positive growth in 2010 largely due to improvements in net interest margins, which had significantly deteriorated in 2008 and 2009. In 2008 and 2009, profitability decreased primarily due to an increase in bad debt expense. In 2010, however, bad debt obligations decreased and in 2011, bad debt expense is expected to stabilize as a result of our continuous and active management of asset quality.

However, due to the significant volume of assets with poor quality resulting from the recent global financial crisis, allowance for loan losses is expected to continue to be significant and thereby limit the scope of improvement in profitability in 2011.

On the regulatory side, we expect that the Government will introduce measures that are designed to further strengthen the asset quality of commercial banks as well as protect banking customers. We believe that such measures will have the effect of curtailing the extent to which commercial banks can expand their operations.

On the competitive environment, we expect that competition will further intensify as a result of further consolidation. Hana Bank is currently seeking to complete the acquisition of Korea Exchange Bank, and the Government has announced that it plans to sell Woori Financial Group and privatize Korea Development Bank, and there are market speculations that Korea Development Bank may acquire or merge with Woori Financial Group.

As a result, we expect that the results of operation for our banking business will, at least in the short term, will depend on our ability to maintain quality customers through differentiated services and selectively seek and engage in new business opportunities.

Credit Cards

Due to the widespread social acceptance of using credit cards for product purchases, the number of cardholders and the proportion of credit card usage in product purchasers in Korea have surpassed their respective levels prior to the credit card crisis in 2003 and 2004. In 2010, due to prudent risk management policies and strengthening consumer confidence in the aftermath of the global financial crisis, we were able to maintain a strong level of profitability, notwithstanding the reduction in fees chargeable on credit card purchases and card loans as mandated by the Government.

In 2011, we expect that revenue growth from the credit card business will slowdown as a result of a reduced level of consumer confidence as economic recovery cools down in Korea and a reduction in tax benefits afforded to credit card usage, and its profitability may also decrease as a result of intensifying competition in the credit card industry and continuing demand from the Government and merchants for further reduction on fees chargeable on credit card purchases. Furthermore, asset quality of credit card companies, including us, may deteriorate, especially if the market interest rates continue to rise, in light of the already high level of household leverage ratio and an increase of cash advances and card loans (especially to subprime customers) as a proportion of total card assets due to increasing marketing focus among credit card service providers on such products, which carry a higher risk-return profile compared to regular card purchases.

On the competitive environment, we expect competition to further intensify in 2011 as the credit card companies recently spun off from KB Financial Group and to be spun off from Woori Financial Group, together with mid-tier credit card companies, vie for greater market shares. Furthermore, telecommunication service providers, such as Korea Telecom, may acquire an interest in credit card companies, such as BC Card, and offer credit card services, which would add further competition to the credit card industry by way of convergence between telecommunications and credit card services.

As a result, we expect that the results of operation for our credit card business, at least in the short term, will depend on our ability to adequately monitor and manage risk in order to avert potential deterioration in asset quality and seek and engage in new business opportunities, for example, through strategic alliances with telecommunications service providers and/or retail grocery and department store chains.

Securities

As of December 31, 2010, partly due to the turnaround in the stock market following the recent global financial crisis, the total assets for securities companies in Korea increased by 22% to approximately Won 200 trillion compared to December 31, 2009.

In 2011, to the extent that the stock market continues to rally, we expect further net inflow of investment funds into brokerage accounts, which will increase the revenues and profitability of our brokerage business. We also expect that due to the further deregulation of the investment industry in Korea, including through reforms in the Financial Services and Capital Markets Act, the securities sector will expand in other areas as securities firms offer a wider array of investment products and operate their business with less regulatory restriction.

Life Insurance

In 2010, our life insurance business continued to post solid revenue growth primarily due to an increase in insurance premium, including premium earned from lump-sum payment insurance products, and an improved rate of customer retention. In 2011, we expect that life insurance companies in Korea will continue to grow in revenues and improve profitability, mainly as a result of continued recovery in the general economy and the financial markets. Given the Government’s policy focus on stable growth, however, the scope of such positive developments is expected to be limited. More specifically, we expect that premium income will continue to grow in 2011 largely due to strong performance in variable products, which is tied to the stock market movements, as well as growing demand for retirement and health insurance products in light of aging demographics and the proliferation of nuclear families. We also expect that profitability will generally improve for insurance companies due to the revenue growth, including with respect to investment income, and the general trend among major life insurance companies (especially the top market leaders which recently became public companies) to focus on profitability rather than market share.

On the regulatory side, we expect a number of major developments in 2011. First, the overhaul at the end of 2010 of the workplace retirement benefits system in Korea is expected to significantly expand the pension fund and retirement insurance market in Korea, which will in turn increase competition in this market. Secondly, the Insurance Business Act, as amended on July 23, 2010 with effect from January 24, 2011, which enhances customer protection by subjecting insurance sale practices to further regulatory scrutiny, may curtail the sales and marketing activities by the insurance companies in the short term but may also have the benefit of restoring customer confidence in insurance companies and thereby contributing to overall revenue growth in the long term. Third, the International Financial Reporting System and a risk-based capital system took effect in the first half of 2011, which require significant enhancement of the risk management system, including in respect of asset quality management.

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

The following table shows certain benchmark Won-denominated borrowing interest rates as of the dates indicated.

	Corporate Bond Rates(1)	Treasury Bond Rates(2)	Certificate of Deposit Rates(3)
June 30, 2006	5.20	4.92	4.59
December 31, 2006	5.29	4.92	4.86
June 30, 2007	5.66	5.26	5.00
December 31, 2007	6.77	5.74	5.82
June 30, 2008	6.88	5.90	5.37
December 31, 2008	7.72	3.41	3.93
June 30, 2009	5.39	4.16	2.41
December 31, 2009	5.53	4.41	2.86
June 30, 2010	4.77	3.86	2.46
December 31, 2010	4.27	3.38	2.80

Source:	Korea Securities Dealers Association

Notes:

(1)	Measured by the yield on three-year AA- rated corporate bonds.

(2)	Measured by the yield on three-year treasury bonds.

(3)	Measured by the yield on certificates of deposit (with maturity of 91 days).

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

We adopted ASC 820-10 (formerly SFAS No. 157, “Fair Value Measurements”) effective January 1, 2008. ASC 820-10 defines fair value, expands disclosure requirements about fair value and specifies a three-level fair value hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. We determine the fair value of the financial instruments that are recognized or disclosed at fair value in the financial statements, whether on a recurring or non-recurring basis, in accordance with ASC 820-10. We adopted certain provisions of ASC 820-10 related to nonfinancial assets and nonfinancial liabilities that are not measured at fair value on a recurring basis since January 1, 2009.

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

As a general rule, we adjust the appraisal values of our collateral-dependent loans if the most recent appraisal by the outside appraiser was made more than two years prior to the completion of our annual review of such loans at year-end. In the case of collateral in the form of land, we estimate its fair value using the publicly available standard land price as officially published by the government, together with the relevant real estate market conditions at the time of the review. As for collateral in the form of other depreciable real estate assets, we derive their fair value by deducting the depreciation amount from the final appraisal value unless market prices are available from public sources, in which case we estimate the value of the collateral based on the prevailing market price. After making such adjustments, we also internally appraise each collateral at least annually in order to ensure that the adjusted value is fair and reasonable.

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

We recognized a significant amount of goodwill in connection with our acquisition of LG Card in 2007. In addition, we acquired the credit card relationship intangible asset, in connection with the acquisition of LG Card. For discussions on the nature and accounting for goodwill and intangible assets see Notes 1 and 10 in “Index to Financial Statements — Notes to the consolidated financial statements of Shinhan Financial Group.”

Our core deposit, credit card relationship, brokerage customer relationship, deposit held at Korean Securities Finance Corporation, valuation of business acquisition, or VOBA, intangibles determined to have finite lives are amortized over their useful lives. If conditions exist that indicate the carrying amount may not be recoverable, we review these intangible assets with definite lives for impairment to ensure they are appropriately valued. Such conditions may include adverse changes in business or political climate, actions by regulators and customer account run-off rates.

We do not amortize goodwill or indefinite-lived intangibles consisting of court deposits and borrowings from Korea Securities Finance Corporation. Instead, we perform tests for impairment of goodwill annually or more frequently if events or circumstances indicate it might be impaired. Such tests include comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value is less than the carrying value, a second test is required to measure the amount of goodwill impairment. The second step of the goodwill impairment test compares the implied fair value of reporting unit goodwill with the carrying value of that goodwill. If the carrying value of reporting unit goodwill exceeds the implied fair value of that goodwill, we recognize an impairment loss in an amount equal to that excess. Tests for indefinite-lived intangible assets, including borrowings from Korea Securities Finance Corporation and court deposits at Shinhan Bank, are also carried out on an annual basis on an asset-by-asset basis, or more frequently if events or circumstances indicate they might be impaired. Impairment assessments are performed using a variety of valuation methodologies, including discounted cash flow estimates. Management estimates the future cash flows expected to be derived from the use and, if applicable, the terminal value of the assets. The key variables that management must estimate include, among other factors, market trading volume, market share, fee income, growth rate and profitability margin. A discount rate is applied to the cash flow estimates considering cost of capital rate and specific country and industry risk factors. The cash flows of Shinhan Bank’s reporting units were discounted using discount rates ranging from 12.78% to 13.49% during 2010.

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

Consolidation

ASC 810-10, Consolidation (formerly FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities (revised December 2003) (FIN 46(R)) (FIN 46(R)) and SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (SFAS 167), a variable interest entity (“VIE”) is consolidated by the company which has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. All other entities are evaluated for consolidation under other subtopics of ASC 810-10 (formerly Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements, and SFAS No. 94, Consolidation of All Majority-Owned Subsidiaries). The company that consolidates a VIE is referred to as the primary beneficiary. In assessing whether an enterprise has both the power criterion and the losses/benefits criterion in an entity, it should consider the entity’s purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders. For an enterprise to determine whether it has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance, it must identify which activities most significantly impact the entity’s economic performance, and then identify who has power over those activities. Determining whether an enterprise has the obligation to absorb losses of or the right to receive benefits from the VIE that could be potentially significant to the VIE is not based on a quantitative expected loss/expected residual return calculation required under the previous model. Rather, this assessment is intended to be a qualitative judgment-based analysis which considers all of the facts and circumstances about the terms and characteristics of the variable interest(s), the design and characteristics of the VIE and the other involvement that the enterprise may have with the VIE.

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

See Note 39 of the notes to our consolidated financial statements included in this annual report for additional information related to VIEs.

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

In 2010, we decided that it is more likely than not that we will not be able to utilize in the future certain net deferred tax assets of net operating loss carryforwards of Shinhan Financial Group. Thus we recorded valuation allowance of (Won)81 billion on such deferred tax assets.

Our valuation allowance reflects the tax loss carryforwards and deductible temporary differences associated Shinhan Financial Group Co., Ltd., and its subsidiary Shinhan Bank America. In determining the proper amount of the valuation allowance, we considered all of the positive and negative evidence set forth in ASC 740-10-30-21 and 22.

Shinhan Bank America recorded tax losses in 2008, 2009 and 2010 (when the tax loss amounted to (Won)6 billion). We established valuation allowance against the tax loss carryforward of Shinhan Bank America based on our determination that its non-performing loans is unlikely to improve in asset quality in the foreseeable future. As for Shinhan Financial Group Co., Ltd., it has continued to record tax losses since its founding as its interest expense on the borrowings made to acquire subsidiaries has continued to exceed its taxable income, and given its repayment obligations in the foreseeable future, we expect that Shinhan Financial Group Co., Ltd. will continue to generate tax losses in the foreseeable future and it is, therefore, unlikely that the tax benefit related to its deductible temporary differences and tax loss carryforwards will be realized in the foreseeable future.

We are not currently relying on any particular tax planning strategies for the realization of our deferred tax assets since (i) we expect that our subsidiaries other than Shinhan Financial Group Co., Ltd. and Shinhan Bank America (for each of which we made full valuation allowance against the deferred tax assets based on projected future losses) will generate taxable income that is larger than its deductible temporary differences, and (ii) therefore based on their projected future taxable income it is highly likely that their deferred tax assets will be realized in the foreseeable future.

See Note 24 of the notes to our consolidated financial statements included in this annual report for additional information related to deferred tax assets and valuation allowance.

Average Balance Sheet and Volume and Rate Analysis

Average Balance Sheet and Related Interest

The following table shows our average balances and interest rates, as well as the net interest spread, net interest margin and asset liability ratio, in 2008, 2009 and 2010.

	Year Ended December 31,
	2008					2009					2010
	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate
	(In billions of Won, except percentages)
Assets:
Interest-bearing deposits	(Won)	5,458	(Won)	282	5.17%	(Won)	7,114	(Won)	191	2.68%	(Won)	9,746	(Won)	228	2.34%
Call loans and securities purchased under resale agreements		2,862		99	3.46		5,600		102	1.82		5,991		116	1.94
Trading assets		8,726		469	5.37		8,035		227	2.83		13,643		387	2.84
Securities(2)		32,837		1,775	5.41		38,433		1,852	4.82		40,645		1,847	4.54
Loans(3):
Commercial and industrial		56,002		3,778	6.75		54,838		3,186	5.81		57,357		3,220	5.61
Other commercial		29,929		2,236	7.47		35,171		1,923	5.47		32,676		1,904	5.83
Lease financing		1,487		94	6.32		1,592		100	6.28		1,570		92	5.86

Total corporate		87,418		6,108	6.99		91,601		5,209	5.69		91,603		5,216	5.69

Mortgage and home equity		33,579		2,314	6.89		37,991		1,775	4.67		42,743		1,956	4.58
Credit cards		14,458		1,765	12.21		13,585		1,568	11.54		15,699		1,667	10.62
Other consumer		25,803		1,922	7.45		23,869		1,673	7.01		23,577		1,607	6.82

Total consumer		73,840		6,001	8.13		75,445		5,016	6.65		82,019		5,230	6.38

Total loans		161,258		12,109	7.51		167,046		10,225	6.12		173,622		10,446	6.02

Other interest-earning assets		—		—	—		—		—	—		—		—	—

Total interest-earning assets(4)	(Won)	211,141	(Won)	14,734	6.98%	(Won)	226,228	(Won)	12,597	5.57%	(Won)	243,647	(Won)	13,024	5.35%

Non-interest-earning assets:
Cash and cash equivalents		4,546		—			5,132		—			4,839		—
Other assets		32,514		—			35,381		—			30,693		—

Total assets	(Won)	248,201	(Won)	14,734		(Won)	266,741	(Won)	12,597		(Won)	279,179	(Won)	13,024

Liabilities:
Interest-bearing deposits:
Interest-bearing demand deposits	(Won)	5,786	(Won)	45	0.78%	(Won)	7,399	(Won)	33	0.45%	(Won)	8,985	(Won)	44	0.49%

	Year Ended December 31,
	2008					2009					2010
	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate
	(In billions of Won, except percentages)
Savings deposits		30,877		716	2.32		36,876		449	1.22		46,221		481	1.04
Certificates of deposit		16,152		959	5.94		11,802		647	5.48		4,986		224	4.49
Other time deposits		60,437		2,983	4.94		77,961		3,052	3.91		94,347		3,344	3.54
Mutual installment deposits		291		11	3.78		189		7	3.70		129		4	3.10

Total interest-bearing deposits		113,543		4,714	4.15		134,227		4,188	3.12		154,668		4,097	2.65

Short-term borrowings (including call money)		21,713		916	4.22		17,180		580	3.38		10,865		386	3.57
Secured borrowings		9,473		563	5.94		7,995		331	4.14		6,307		225	3.57
Long-term debt		49,876		2,762	5.54		46,847		2,277	4.86		46,630		2,142	4.59
Other interest-bearing liabilities		—		—	—		—		—	—		—		—	—

Total interest bearing liabilities	(Won)	194,605	(Won)	8,955	4.60%	(Won)	206,249	(Won)	7,376	3.58%	(Won)	218,470	(Won)	6,850	3.14%

Non-interest-bearing liabilities:
Non-interest-bearing deposits		2,615		—			2,439		—			2,503		—
Trading liabilities		6,710		—			8,543		—			4,045		—
Bank acceptance outstanding		401		—			2,418		—			3,560		—
Accrued expenses and other liabilities		22,847		—			25,019		—			26,173		—
Total Group stockholders’ equity		20,761		—			21,751		—			372		—
Noncontrolling interest		262		—			322		—			24,056		—

Total liabilities and equity	(Won)	248,201	(Won)	8,955		(Won)	266,741	(Won)	7,376		(Won)	279,179	(Won)	6,850

Net interest spread(4)					2.38%					1.99%					2.21%
Net interest margin(5)					2.74%					2.31%					2.53%
Average asset liability ratio(6)					108.50%					109.69%					111.52%

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank and Jeju Bank and (b) quarterly balances for other subsidiaries.

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

Analysis of Changes in Net Interest Income — Volume and Rate Analysis

The following tables provide an analysis of changes in interest income, interest expense and net interest income between changes in volume and changes in rates for (i) 2009 compared to 2008 and (ii) 2010 compared to 2009. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities in proportion to absolute volume and rate change. The variance caused by the change in both volume and rate has been allocated in proportion to the absolute volume and rate change.

	From 2008 to 2009 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change
	(In billions of Won)
Increase (decrease) in interest income
Interest-bearing deposits	(Won)	70	(Won)	(161)	(Won)	(91)
Call loans and securities purchased under resale agreements		65		(62)		3
Trading assets		(35)		(207)		(242)
Securities		282		(205)		77
Loans:
Commercial and industrial		(77)		(515)		(592)
Other commercial		350		(663)		(313)
Lease financing		7		(1)		6

Total corporate		280		(1,179)		(899)

Mortgage and home equity		276		(815)		(539)
Credit cards		(104)		(93)		(197)
Other consumer		(139)		(110)		(249)

Total consumer		33		(1,018)		(985)

Total loans		313		(2,197)		(1,884)

Other interest-earning assets		—		—		—

Total interest income		695		(2,832)		(2,137)

Increase (decrease) in interest expense
Interest bearing deposits:
Demand deposits		10		(22)		(12)
Savings deposits		120		(387)		(267)
Certificates of deposit		(243)		(69)		(312)
Other time deposits		761		(692)		69
Mutual installment deposits		(4)		—		(4)

Total interest-bearing deposits		644		(1,170)		(526)

Short-term borrowings		(172)		(164)		(336)
Secured borrowings		(79)		(153)		(232)
Long-term debt		(161)		(324)		(485)
Other interest-bearing liabilities		—		—		—

Total interest expense		232		(1,811)		(1,579)

Net increase (decrease) in net interest income	(Won)	463	(Won)	(1,021)	(Won)	(558)

	From 2009 to 2010 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change
	(In billions of Won)
Increase (decrease) in interest income
Interest-bearing deposits	(Won)	64	(Won)	(27)	(Won)	37
Call loans and securities purchased under resale agreements		7		7		14
Trading assets		159		1		160
Securities		103		(108)		(5)
Loans:
Commercial and industrial		144		(111)		33
Other commercial		(141)		122		(19)
Lease financing		(1)		(7)		(8)

Total corporate		2		4		6

Mortgage and home equity		216		(35)		181
Credit cards		231		(132)		99
Other consumer		(20)		(46)		(66)

Total consumer		427		(213)		214

Total loans		429		(209)		220

Other interest-earning assets		—		—		—

Total interest income		763		(336)		427

Increase (decrease) in interest expense
Interest bearing deposits:
Demand deposits		8		3		11
Savings deposits		103		(71)		32
Certificates of deposit		(322)		(101)		(423)
Other time deposits		600		(308)		292
Mutual installment deposits		(2)		(1)		(3)

Total interest-bearing deposits		387		(478)		(91)

Short-term borrowings		(226)		32		(194)
Secured borrowings		(64)		(42)		(106)
Long-term debt		(11)		(124)		(135)
Other interest-bearing liabilities		—		—		—

Total interest expense		86		(612)		(526)

Net increase (decrease) in net interest income	(Won)	677	(Won)	276	(Won)	953

Results of Operation

2010 Compared to 2009

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income.

	Year Ended December 31,
	2009		2010		% Change
	(In billions of Won, except percentages)
Interest and dividend income:
Interest and fees on loans	(Won)	10,225	(Won)	10,446	2.2%
Interest and dividends on securities		1,852		1,847	(0.3)
Trading assets		227		387	70.5
Other interest income		293		344	17.4

Total interest and dividend income	(Won)	12,597	(Won)	13,024	3.4%

Interest expense:
Interest on deposits	(Won)	4,188	(Won)	4,097	(2.2)%
Interest on short-term borrowings		555		378	(31.9)
Interest on secured borrowings		331		225	(32.0)
Interest on long-term debt		2,277		2,140	(6.0)
Other interest expense		25		10	(60.0)

Total interest expense		7,376		6,850	(7.1)

Net interest income	(Won)	5,221	(Won)	6,174	18.3%

Net interest margin(1)		2.31%		2.53%

N/M = not meaningful

Note:

(1)	Represents the ratio of net interest income to average interest-earning assets. See “— Average Balance Sheet and Volume and Rate Analysis — Average Balance Sheet and Related Interest.”

Interest and dividend income.    The 3.4% increase in interest and dividend income was due primarily to a 2.2% increase in interest and fees on loans. The increase in interest and fees on loans largely resulted from an increase in the volume of loans made, which was partially offset by a decrease in the average lending rate. The average balance of our loans increased by 3.94% from (Won)167,046 billion in 2009 to (Won)173,622 billion in 2010, principally due to increases in the average balances of credit card receivables, mortgage and home equity loans and commercial and industrial loans, which were partially offset by a decrease in the average balance of other commercial loans, as further explained below. The average lending rate on our loans decreased from 6.12% in 2009 to 6.02% in 2010, principally due to a decrease in the average lending rate for consumer loans from 6.65% in 2009 to 6.38% in 2010. The decrease in lending rates for consumer loans was principally due to an increase in liquidity in the Korean financial markets in general as a result of the Government’s policy to maintain low interest rates in order to keep the momentum for economic recovery, as well as a net inflow of foreign capital into Korean financial markets in light of Korea’s relatively faster economic recovery compared to other economies from the recent global financial crisis. The aggregate effect of the foregoing led to an overall decrease in the market lending rates from 2009 to 2010, notwithstanding the incremental increases in base interest rates set by the Government in the second half of 2010 in response to inflationary concerns, which had a disproportionately greater impact on interest and fees earned on asset classes with a relatively large portion of loans or receivables with shorter maturity, such as credit card receivables, trading assets and other commercial loans.

More specifically, the increase in interest and dividend income was due to the following:

•

a 10.3% increase in interest and fees on mortgage and home equity loans from (Won)1,775 billion in 2009 to (Won)1,956 billion in 2010, which was primarily due to an increase on the average balance of mortgage and home equity loans from (Won)37,991 billion in 2009 to (Won)42,743 billion in 2010, which was partially offset by a decrease in the average lending rate for such loans from 4.67% in 2009 to 4.58% in 2010. The average balance for mortgage and home equity loans increased largely a result of an increase in the volume of housing loans taken by households to pay for installment amounts due for home purchases previously made. The average lending rate for such loans decreased largely a result of the overall decrease in the market interest rates;

•

a 15.6% increase in interest and fees on credit cards from (Won)1,568 billion in 2009 to (Won)1,667 billion in 2010, which was primarily due to an increase on the average balance of credit card loans from (Won)13,585 billion in 2009 to (Won)15,699 billion in 2010, which was partially offset by a decrease in the average lending rate for such loans from 11.54% in 2009 to 10.62% in 2010. The average balance for credit card loans increased largely as a result of an increase in the volume of credit card purchases arising from increased consumer confidence amid signs of economic recovery, as well as increased marketing efforts among credit card companies, including our credit card subsidiary. The average lending rate for credit cards decreased largely as a result of a decrease on interest rates charged on installment purchases and other pricing discounts offered as part of our credit card subsidiary’s enhanced marketing campaign, as well as the decrease in the market interest rates;

•

a 1.0% increase in interest and fees on commercial and industrial loans from (Won)3,186 billion in 2009 to (Won)3,220 billion in 2010, which was primarily due to a increase in the average balance of commercial and industrial loans from (Won)54,838 billion in 2009 to (Won)57,357 billion in 2010, which was partially offset by a decrease in the average lending rate for such loans from 5.81% in 2009 to 5.61% in 2010. The average balance of commercial and industrial loans increased largely as a result of increased lending to large corporate customers due to their increased demand for loans as part of economic recovery as well as pursuant to our policy to enhance our overall asset quality by lending to safer customers, such as large corporations compared to small- to medium-sized enterprises or SOHOs. The average lending rate for commercial and industrial loans decreased largely as a result of the decrease in the market interest rates;

•

a 1.1% decrease in interest and fees on other commercial loans from (Won)1,923 billion in 2009 to (Won)1,904 billion in 2010, which was primarily due to a decrease in the average balance of other commercial loans from (Won)35,171 billion in 2009 to (Won)32,676 billion in 2010, which was partially offset by an increase in the average lending rate for such loans from 5.47% in 2009 to 5.83% in 2010. The average balance of other commercial loans decreased largely due to our increased purchase of commercial papers issued by asset-backed commercial paper vehicles in the secondary market (in which case the commercial papers held by us are recorded as trading assets) rather than in the primary market (in which case the commercial papers held by us are recorded as other commercial loans) in light of the additional fees levied beginning in 2009 on commercial papers purchased in the primary market, and to a lesser extent, due to a decrease in the volume of loans made in connection with social infrastructure projects. The average lending rate for other commercial loans increased largely as a result of an increase in the interest rates on privately placed corporate debentures in the second half of 2010, following a similar increase in the base rate set by the Government; and

•

a 4.0% decrease in interest and fees on other consumer loans from (Won)1,673 billion in 2009 to (Won)1,607 billion in 2010, which was primarily due to a decrease in the average balance of other consumer loans from (Won)23,869 billion in 2009 to (Won)23,577 billion in 2010 and a decrease in the average lending rate for such loans from 7.01% in 2009 to 6.82% in 2010. The average balance of other consumer loans decreased largely as a result of our active policy of reducing our exposure to unsecured loans, which comprise the substantial majority of other consumer loans and tend to be riskier than secured loans. The average lending rate for other consumer loans decreased largely as a result of a general decrease in market interest rates.

We recorded a 70.5% increase in interest and dividends on trading assets from (Won)227 billion in 2009 to (Won)387 billion in 2010, due primarily to a 69.8% increase in the average balance of trading assets from (Won)8,035 billion in 2009 to (Won)13,643 billion in 2010 and an increase in the average yield on the trading assets from 2.83% in 2009 to 2.84% in 2010. The average balance of trading assets increased largely as a result of the increase in our purchase of commercial papers in the secondary market in 2010 (in which case the commercial papers held by us are recorded as trading assets) rather than in the primary market (in which case the commercial papers held by us are recorded as other commercial loans) for the reasons set out above. The average yield on the trading assets increased largely as a result of the increase in the base rate set by the Government in the second half of 2010, on which the yield on commercial papers is based.

We also recorded a slight decrease in interest and dividends on securities from (Won)1,852 billion in 2009 to (Won)1,847 billion in 2010, due primarily to a 5.8% increase in the average balance of securities from (Won)38,433 billion in 2009 to (Won)40,645 billion in 2010, which was partially offset by a decrease in the average yield on securities from 4.82% in 2009 to 4.54% in 2010. The average balance of securities increased largely due to valuation gains in the equity securities we held as a result of the sustained rally in the Korean stock market as well as an increased purchase by us of equity and debt securities as part of our liquidity management strategy. The average yield on securities decreased largely as a result of a decrease in the interest earned on our debt securities following the overall decline in the market interest rates.

Interest expense.    Interest expense decreased by 7.1% from (Won)7,376 billion in 2009 to (Won)6,850 billion in 2010, due primarily to a 2.2% decrease in interest expense on interest-bearing deposits from (Won)4,188 billion in 2009 to (Won)4,097 billion in 2010 and a 13.6% decrease in interest expense on borrowings from (Won)3,188 billion in 2009 to (Won)2,753 billion in 2010.

The decrease in interest expense on interest-bearing deposits was due to a decrease in the average interest rate payable by us on interest-bearing deposits from 3.12% in 2009 to 2.65% in 2010, which more than offset a 15.2% increase in the average balance of interest-bearing deposits from (Won)134,227 billion in 2009 to (Won)154,668 billion in 2010.

The decrease in the average interest rate payable on interest-bearing deposits resulted mainly from the overall decrease in the market interest rates following the increase in liquidity in Korean economy for reasons described above, which led to a decrease in the average interest rates payable on savings deposits, certificates of deposits and other time deposits from 1.22%, 5.48% and 3.91%, respectively, in 2009 to 1.04%, 4.49% and 3.54%, respectively, in 2010. However, the average interest rate payable on demand deposits (which have no fixed term and therefore promptly follows the trends in the base interest rates set by the Government) increased from 0.45% in 2009 to 0.49% in 2010 due to the increase in the base interest rates set by the Government in the second half of 2010.

The increase in the average balance of interest-bearing deposits was primarily due to a 30.1% increase in the average balance of other time deposits from (Won)77,961 billion in 2009 to (Won)94,347 billion in 2010, which was partially offset by a 57.8% decrease in the average balance of certificates of deposit from (Won)11,802 billion in 2009 to (Won)4,986 billion in 2010. The overall increase in the average balance of interest-bearing deposits was due to the increase in liquidity in the Korean economy, which led customers to keep their funds in depositary institutions as well as other forms of investments, and the migration from certificates of deposit to other time deposits was due to our active policy of encouraging customers to make other time deposits instead of purchasing certificates of deposit so that we may secure a more stable source of funding. Generally, among certificates of deposits, products with a three-month maturity are most popular among our customers, while customers typically make other time deposits for a maturity of one year or more, and hence other time deposits represent a more stable source of funding than certificates of deposits.

The decrease in interest expense on borrowings was due to an overall decrease in the average balance of borrowings as well as an overall decrease in the average interest payable on borrowings. The average balance of borrowings decreased overall largely as a result of our active policy of reducing borrowings in favor of customer deposits, which are generally a more stable and less expensive source of funding than borrowings, in light of ample availability of customer deposits due to the expanded liquidity in Korean economy. The average interest rate payable on borrowings decreased overall largely as a result of the overall decrease in the market interest rates for reasons set out above. More specifically, the average balance of borrowing decreased as a result of a 36.8% decrease in the average balance of short-term borrowings from (Won)17,180 billion in 2009 to (Won)10,865 billion in 2010, a 21.1% decrease in the average balance of secured borrowings from (Won)7,995 billion in 2009 to (Won)6,307 billion in 2010, a 0.5% decrease in the average balance of long-term debt from (Won)46,847 billion in 2009 to (Won)46,630 billion in 2010. The average interest rates for borrowings decreased as a result of a 57 basis points decrease in secured borrowing rates from 4.14% in 2009 to 3.57% in 2010 and a 27 basis points decrease in long-term debt rates from 4.86% in 2009 to 4.59% in 2010, which was partially offset by a 19 basis increase in short-term borrowing rates from 3.38% in 2009 to 3.57% in 2010, which resulted from the increase in the base rates set by the Government in the second half of 2010.

Net interest margin.    Net interest margin represents the ratio of net interest income to the average balance of interest-earning assets. Our overall net interest margin increased by 22 basis points from 2.31% in 2009 to 2.53% in 2010, primarily due to an increase by 22 basis points in net interest spread from 1.99% in 2009 to 2.21% in 2010, which was partially offset by the 7.7% increase in the average volume of interest-earning assets from (Won)226,228 billion in 2009 to (Won)243,647 billion in 2010. Net interest spread, which represents the difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities, increased from 2009 to 2010 primarily due to a decrease in interest paid on the interest-bearing liabilities, which resulted largely from the continued increase in customer deposits (compared to borrowings) as a proportion of our interest-bearing liabilities, as well as the generally shorter time lag for interest-earning assets compared to interest-bearing liabilities in reflecting the increase in base interest rates set by the Bank of Korea in the second half of 2010. The increase in the proportion of customer deposits relative to borrowings was largely due to our active policy to migrate to customer deposits, which is more stable and less expensive than borrowings, as our primary funding source as explained above. The time lag for reflecting changes in base interest rates set the Government is generally shorter for interest-bearing assets compared to interest-bearing liabilities because interest rates for interest rates for variable-rate corporate and retail loans, which represent the substantial majority of our interest-earning assets, are typically reset on a quarterly basis, while interest rates for time and savings deposits, which the substantial majority of our interest-bearing deposits, are typically reset on an annual basis and corporate debentures issued by us typically carry a fixed rate for a term of one year or more.

Provision for Loan Losses

For a discussion of our loan loss provisioning policy, see “Item 4.B. Business Overview — Description of Assets and Liabilities — Loans — Provisioning Policy.”

Our provision for loan losses decreased by 46.1% from (Won)1,751 billion in 2009 to (Won)943 billion in 2010, primarily due to improvements in overall asset quality, a decrease in net charge-off and the relatively high level of allowances for loan losses as of December 31, 2009, which reduced the need for provision in 2010. Allowances for loan losses decreased by 6.7% from (Won)3,638 billion as of December 31, 2009 to (Won)3,396 billion as of December 31, 2010, primarily as a result of improved asset quality and liquidation of certain asset-backed securitization vehicles for loan receivables, which was partially offset by an increase in the average balance of loans. The liquidation of the securitization vehicles was made in 2010 partly on account of the anticipated adoption in 2011 of the IFRS, under which such vehicles are consolidated.

The following table sets forth for the periods indicated the components of provision for loan and other credit losses by product type.

	As of December 31,
	2009		2010		% Change
	(In billions of Won, except percentages)
Total (reversal of) provision for loan losses (A):
Corporate	(Won)	1,477	(Won)	864	(41.5)%
Mortgages and home equity		1		1	0.0
Other consumer		189		38	(79. 9)
Credit cards		84		40	(52.4)

		1,751		943	(46.2)%

Total (reversal of) provision for off-balance sheet credit instruments (B):
Guarantees and acceptances	(Won)	93	(Won)	(175)	(288.2)
Unused portions of credit line		357		(95)	(126.6)

		450		(270)	(160.0)

Total provision for credit losses (A+B)	(Won)	2,201	(Won)	673	(69.4)%

N/M = not meaningful

Provision for loan losses for corporate loans decreased by 41.5% from (Won)1,477 billion in 2009 to (Won)864 billion in 2010 and allowance for corporate loan losses decreased by 6.2% from (Won)2,982 billion as of December 31, 2009 to (Won)2,796 billion as of December 31, 2010, primarily as a result of an overall improvement in the asset quality of corporate loans (including a slowdown in asset quality deterioration of the troubled sectors of shipping, shipbuilding and real estate development sectors for which we established a relatively high level of allowance for loan losses as of December 31, 2009), which was partially offset by the increase in the average balance of corporate loans. Net charge-offs of our corporate loans increased by 11.4% from (Won)944 billion in 2009 to (Won)1,052 billion in 2010, primarily as a result of the liquidation of asset-backed securitization vehicles in 2010 as described above. The non-performing loan ratio of our corporate loans decreased from 1.28% as of December 31, 2009 to 0.86% as of December 31, 2010, primarily as a result of improvements in the asset quality of corporate loans as well as the overall increase in the overall balance of corporate loans.

Provision for loan losses for mortgage and home equity loans and other consumer loans decreased by 79.9% from (Won)189 billion in 2009 to (Won)39 billion in 2010, primarily as a result of mortgage loans, which tend to have a higher asset quality than unsecured retail loans, comprising a larger portion of the average balance of retail loans in 2010 as compared to 2009 as a result of our enhanced risk management policies to reduce unsecured retail loans as well as a substantial decrease in net charge-off for these loans in 2010. Net charge-off of our mortgage and home equity loans and other consumer loans decreased by 51.8% from (Won)166 billion in 2009 to (Won)86 billion in 2010. Such decrease in net charge-off was primarily due to an improvement in the asset quality of retail loans. The non-performing loan ratio of our mortgage and home equity loans and other consumer loans decreased from 0.29% in 2009 to 0.10% in 2010, primarily as a result of general improvement in asset quality of our loans. Total allowance for losses for our mortgage and home equity loans and other consumer loans decreased by 25.4% from (Won)181 billion in 2009 to (Won)135 billion in 2010 primarily as a result of the application of a lower allowance ratio due to improvement in the asset quality of retail loans, which impact was partially offset by an increase in the average balance of retail loans.

Provision for loan losses against credit card loans decreased by 52.4% from (Won)84 billion in 2009 to (Won)40 billion in 2010, primarily as a result of improvement in the asset quality of credit card receivables and a decrease in net charge-off due to increased recovery, which was partially offset by an increase in the average balance of credit card receivables. The non-performing loan ratio of our credit card loans decreased from 1.13% in 2009 to 0.65% in 2010, and total allowances for credit card loans decreased by 2.1% from (Won)475 billion in 2009 to (Won)465 billion in 2010, in each case, primarily due to the decrease of delinquent loans and general improvement in asset quality of our loans in part as a result of our strict risk management policy.

We recorded provision for off-balance sheet credit instruments of (Won)450 billion in 2009 compared to reversal of such provision of (Won)270 billion in 2010, primarily as a result of provision for guarantees and acceptances relating to one shipbuilding company in the amount of (Won)190 billion recorded in 2009 that was subsequently reversed in 2010, as well as reversal of provision for unused portions of credit line mainly as a result of a decrease in loss rate due to general improvement in the Korean economy, which led to a lower average level of provisioning for unused portions of credit lines.

Non-interest Income

The following table sets forth for the periods indicated the components of our noninterest income.

	As of December 31,
	2009		2010		% Change
	(In billions of Won, except percentages)
Noninterest income
Commissions and fees from non-trust management:
Brokerage fees and commissions(1)	(Won)	569	(Won)	537	(5.6)%
Other fees and commissions(2)		2,132		2,104	(1.3)
Net trust management fees(3)		69		41	(40.6)
Net trading profits		(517)		937	N/M
Net gains (losses) on securities		308		732	137.7
Gain on other investment		268		332	23.9
Net gain (loss) on foreign exchange		956		(410)	N/M
Insurance income		1,229		1,040	(15.4)
Other		671		487	(27.4)

Total noninterest income	(Won)	5,685	(Won)	5,800	2.0%

N/M = not meaningful

Notes:

(1)	Consists of commissions, fees and markup on securities brokerage activities.

(2)	Includes commissions received on remittance, commissions received on imports and export letters of credit and commissions received from foreign exchange transactions.

(3)	Consists principally of fees from management of trust accounts in our banking operations.

The 2.0% increase in non-interest income was largely due to an increase in net gains on securities. Our net gains on securities increased by 137.7% from (Won)308 billion in 2009 to (Won)732 billion in 2010 primarily as a result of our disposal of securities during a sustained rally in the Korean stock market. We recorded net trading profits of (Won)937 billion in 2010 compared to net trading losses of (Won)517 billion in 2009, which were partially offset by net loss on foreign exchange of (Won)410 billion in 2010 and the net gain on foreign exchange of (Won)956 billion in 2009. In general, our trading profits (or losses) relate principally to gains or losses from our trading activities related to foreign currency derivative products, substantially all of which transactions are hedged through use of derivatives. Since we structure our trading activities and attendant hedging activities through derivatives transactions are structured to yield a fixed margin on an aggregated basis, whether such margin results from trading profits or net gain on foreign exchange is immaterial for purposes of analyzing our non-interest income with respect to these two activities.

Non-interest Expenses

The following table shows, for the periods indicated, the components of our noninterest expense.

	Year Ended December 31,
	2009		2010		% Change
	(In billions of Won, except percentages)
Employee compensation and other benefits	(Won)	2,000	(Won)	1,934	(3.3)%
Depreciation and amortization		714		605	(15.3)
General and administrative expenses		868		1,037	19.5
Credit card fees		742		875	17.9
Provision (reversal) for other losses		166		58	(65.1)
Insurance fees on deposits		162		191	17.9
Other fees and commission expenses		454		475	4.6
Taxes (except income taxes)		143		179	25.2
Insurance operating expense		1,456		1,749	20.1
Other		432		799	85.0

Total noninterest expenses	(Won)	7,137	(Won)	7,902	10.7%

N/M = not meaningful

The 10.7% increase in non-interest expense was principally due to increases in other expense, insurance operating expense, general and administrative expenses and credit card fees, which were partially offset by decreases in provision for other losses and depreciation and amortization. Other expense, general and administrative expense and insurance operating expense increased largely due to a corresponding increase in expenses resulting from our expanded operations in 2010, including marketing and adverting. Credit card fees, which comprise mostly of fees payable to merchants upon credit card transactions by our customers increased largely as a result of the expansion of our credit card operations in 2010. Depreciation and amortization decreased mainly due to the decreasing rate of amortization over time of our intangible assets relating to our acquisition of Chohung Bank, LG Card and Shinhan Life Insurance according to a prescribed schedule.

Income Tax Expense

Income tax expense increased by 36.1% from (Won)424 billion in 2009 to (Won)577 billion in 2010 as a result of an increase in our taxable income. Our effective rate of income tax decreased from 27.1% in 2009 to 17.0% in 2010 largely as a result of a tax refund of (Won)196 billion received in 2010 in relation to overpayments of corporate income taxes made in 2008 and 2009.

Net Income Before Extraordinary Items

As a result of the foregoing, our net income before extraordinary items increased by 150.9% from (Won)1,134 billion in 2009 to (Won)2,845 billion in 2010.

2009 Compared to 2008

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income.

	Year Ended December 31,
	2008		2009		% Change
	(In billions of Won, except percentages)
Interest and dividend income:
Interest and fees on loans	(Won)	12,109	(Won)	10,225	(15.6)%
Interest and dividends on securities		1,775		1,852	4.3
Trading assets		469		227	(51.6)
Other interest income		381		293	(23.1)

Total interest and dividend income	(Won)	14,734	(Won)	12,597	(14.5)%

Interest expense:
Interest on deposits	(Won)	4,714	(Won)	4,188	(11.2)%
Interest on short-term borrowings		866		555	(35.9)
Interest on secured borrowings		563		331	(41.2)
Interest on long-term debt		2,762		2,277	(17.6)
Other interest expense		50		25	(50.0)

Total interest expense		8,955		7,376	(17.6)

Net interest income	(Won)	5,779	(Won)	5,221	(9.7)%

Net interest margin(1)		2.74%		2.31%

N/M = not meaningful

Note:

(1)	Represents the ratio of net interest income to average interest-earning assets. See “— Average Balance Sheet and Volume and Rate Analysis — Average Balance Sheet and Related Interest.”

Interest and dividend income.    The 14.5% decrease in interest and dividend income was due primarily to a 15.6% decrease in interest and fees on loans. The decrease in interest and fees on loans was due primarily to a decrease in the average lending rate, which was partially offset by an increase in the volume of loans made. The average lending rate decreased from 7.51% in 2008 to 6.12% in 2009, as a result of a decrease in the average lending rate for corporate loans from 6.99% in 2008 to 5.69% in 2009 and a decrease in the average lending rate for retail loans from 8.13% in 2008 to 6.65% in 2009. The decrease in lending rates for both corporate and retail loans was principally due to the lowering of the base rate set by the Bank of Korea in an effort by the Government to increase the supply of liquidity in the Korean financial markets in light of the recent global credit crisis, and the base rate remained low throughout the rest of 2008 and 2009. The average balance of our loans increased by 3.6% from (Won)161,258 billion in 2008 to (Won)167,046 billion in 2009. The average balance of our corporate loans increased by 4.8% from (Won)87,418 billion in 2008 to (Won)91,601 billion in 2009, primarily due to an increase in other commercial loans, which was largely due to our significant purchase of commercial papers beginning in the second half of 2008 and throughout 2009 from third-party asset securitization vehicles as part of our enhanced risk management policy (as the commercial papers issued by asset securitization vehicles tend to be safer than those issued by general corporations). The average balance of our consumer loans increased by 2.2% from (Won)73,840 billion in 2008 to (Won)75,445 billion in 2009, primarily due to an increase in mortgage and home equity lending, which more than offset a decrease in unsecured lending, resulting mainly from our enhanced risk management policy to reduce unsecured loans to improve asset quality.

More specifically, the decrease in interest and dividend income was due to the following:

•

a 16.4% decrease in interest and fees on consumer loans from (Won)6,001 billion in 2008 to (Won)5,016 billion in 2009 and a 14.7% decrease in interest and fees on corporate loans from (Won)6,108 billion in 2008 to (Won)5,209 billion in 2009, which was largely due to a decrease in lending rates charged for variable rate retail and corporate loans as a result of the decrease in the base rate set by the Government, which more than offset an increase in the average balances of retail and corporate loans;

•

a 15.7% decrease in interest and fees on commercial and industrial loans from (Won)3,778 billion in 2008 to (Won)3,186 billion in 2009, which was primarily due to a decrease in the average balance of commercial and industrial loans from (Won)56,002 billion in 2008 to (Won)54,838 billion in 2009, which resulted largely from increased repayment of existing loans by large corporate borrowers in light of the greater liquidity in the domestic credit market;

•

a 14.0% decrease in interest and fees on other commercial loans from (Won)2,236 billion in 2008 to (Won)1,923 billion in 2009, which was primarily due to a general decrease in market interest rates, the effect of which was partially offset by an increase in the amount of commercial papers held by us as explained above as well as an increase in the amount of discounted notes held by us as part of our asset management strategy;

•

a 23.3% decrease in interest and fees on mortgage and home equity loans from (Won)2,314 billion in 2008 to (Won)1,775 billion in 2009, which was primarily due to a decrease from 6.89% to 4.67% in the average lending rate on mortgage and home equity loans, which more than offset the steady increase in the average balance of the mortgage and home equity loans from (Won)33,579 billion in 2008 to (Won)37,991 billion in 2009 due to the improved housing market in the second half of 2009 compared to 2008; and

•

a 13.0% decrease in interest and fees on other consumer loans from (Won)1,922 billion in 2008 to (Won)1,673 billion in 2009, which was primarily due to a decrease in the average balance of other consumer loans from (Won)25,803 billion in 2008 to (Won)23,869 billion in 2009, resulting largely from a decrease in unsecured lending in line with our enhanced risk management policy in light of the recent global financial crisis.

The 4.3% increase in interest and dividends on securities from (Won)1,775 billion in 2008 to (Won)1,852 billion in 2009 was due primarily to a 17.0% increase in the average balance of securities from (Won)32,837 billion in 2008 to (Won)38,433 billion in 2009, which was more than offset by a 59 basis points decrease in the average yield on securities from 5.41% in 2008 to 4.82% in 2009. The average balance of securities increased as a result of valuation gain of our equity securities as a result of the rally of the Korean stock market following the initial decline after the recent global credit crisis. The decrease in the average yield of securities was largely due to the general decrease in market interest rates in Korea in 2009, which similarly impacted the average yield of debt securities held by us.

Interest expense.    Interest expense decreased by 17.6% from (Won)8,955 billion in 2008 to (Won)7,376 billion in 2009, due primarily to a 11.2% decrease in interest expense on interest-bearing deposits from (Won)4,714 billion in 2008 to (Won)4,188 billion in 2009 and a 24.8% decrease in interest expense on borrowings from (Won)4,241 billion in 2008 to (Won)3,188 billion in 2009.

The decrease in interest expense on interest-bearing deposits was due to a 103 basis points decrease in the average interest rate payable by us on interest-bearing deposits from 4.15% in 2008 to 3.12% in 2009, which more than offset a 18.2% increase in the average balance of interest-bearing deposits (particularly time and savings deposits) from (Won)113,543 billion in 2008 to (Won)134,227 billion in 2009. The decrease in the average interest rate payable on interest-bearing deposits resulted mainly from the overall decrease in the market interests as governments worldwide, including the Korean government, actively lowered base rates in order to increase the supply of liquidity in response to the global credit crisis. As a result, the average interest rates payable on demand deposits, savings deposits, certificates of deposits and other time deposits decreased from 0.78%, 2.32%, 5.94% and 4.94%, respectively, in 2008 to 0.45%,1.22%, 5.48% and 3.91%, respectively, in 2009. The increase in the average balance of interest-bearing deposits was primarily due to a 25.8% increase in the average balance of time and savings deposits from (Won)91,314 billion in 2008 to (Won)114,837 billion in 2009, which mainly resulted from the increasing preference among consumers for depositary products which are safer and more stable compared to alternative investment products with higher risk-return profiles, such as stocks, in light of the volatile equity markets following the recent global financial crisis, as well as a change in our groupwide funding strategy in the aftermath of such crisis to rely more on quality long-term deposits rather than borrowings or corporate debentures as the primary source of our funding. The average balance of demand deposits increased by 27.9% from (Won)5,786 billion in 2008 to (Won)7,399 billion in 2009 for similar reasons. However, the average balance of certificates of deposit decreased by 26.9% from (Won)16,152 billion in 2008 to (Won)11,802 billion in 2009 largely due to our active policy of increasing other time deposits instead of certificates of deposit for reasons set out above.

The decrease in interest expense on borrowings was due to a 36.7% decrease in the average balance of short-term borrowings from (Won)916 billion in 2008 to (Won)580 billion in 2009, a 41.2% decrease on secured borrowings from (Won)563 billion in 2008 to (Won)331 billion in 2009, a 17.6% decrease on long-term debt from (Won)2,762 billion in 2008 to (Won)2,277 billion in 2009, and a 84 basis points decrease in the short term borrowing rates from 4.22% in 2008 to 3.38% in 2009, a 180 basis points decrease in the secured borrowing rates from 5.94% in 2008 to 4.14% in 2009 and a 68 basis points decrease in the long-term debt rates from 5.54% in 2008 to 4.86% in 2009, respectively, mainly as a result of our enhanced risk management policies to increase the proportion of the more risk-averse interest-bearing deposits compared to borrowings in our liabilities portfolio following the global credit crisis.

Net interest margin.    Our overall net interest margin decreased by 43 basis points from 2.74% in 2008 to 2.31% in 2009, primarily due to a 39 basis points decrease in net interest spread from 2.38% in 2008 to 1.99% in 2009, which more than offset the 7.1% increase in the average volume of interest-earning assets from (Won)211,141 billion in 2008 to (Won)226,228 billion in 2009. Net interest spread decreased primarily due to the relatively longer time lag for interest-bearing liabilities compared to interest-earning assets in reflecting the reduction in the base interest rates set by the Government.

Provision for Loan Losses

For a discussion of our loan loss provisioning policy, see “Item 4.B. Business Overview — Description of Assets and Liabilities — Loans — Provisioning Policy.”

Our provision for loan losses increased by 32.8% from (Won)1,319 billion in 2008 to (Won)1,751 billion in 2009, primarily due to an increased in charge-off of low-quality assets as part of our enhanced risk management policy to improve the overall quality of assets held by us in the aftermath of the recent global financial crisis. Loan loss allowance against our loans increased by 13.7% from (Won)3,201 billion as of December 31, 2008 to (Won)3,638 billion as of December 31, 2009, primarily as a result of an increase in our consumer loan assets and deterioration in asset quality of corporate loans, particularly in the shipping, shipbuilding and real estate development sectors.

The following table sets forth for the periods indicated the components of provision for loan and other credit losses by product type.

	As of December 31,
	2008		2009		% Change
	(In billions of Won, except percentages)
Total (reversal of) provision for loan losses (A):
Corporate	(Won)	1,288	(Won)	1,477	14.7%
Mortgages and home equity		8		1	(87.5)
Other consumer		(3)		189	N/M
Credit cards		26		84	N/M

		1,319		1,751	32.8%

Total (reversal of) provision for off-balance sheet credit instruments (B):
Guarantees and acceptances	(Won)	170	(Won)	93	(45.3)%
Unused portions of credit line		(52)		357	N/M

		118		450	N/M

Total provision for credit losses (A+B)	(Won)	1,437	(Won)	2,201	53.2%

N/M = not meaningful

Provision for loan losses for corporate loans increased by 14.7% from (Won)1,288 billion in 2008 to (Won)1,477 billion in 2009, primarily due to an increase in charge-off of low-quality corporate loan assets as part of our enhanced risk management policy to improve the overall quality of assets held by us in the aftermath of the recent global financial crisis. Loan loss allowance against our corporate loans increased by 21.8% from (Won)2,449 billion as of December 31, 2008 to (Won)2,982 billion as of December 31, 2009, primarily as a result of deterioration in asset quality of corporate loans, particularly in the shipping, shipbuilding and real estate development sectors. Specifically, in December 2008, the Government announced a program to promote a “fast-track” restructuring of such borrowers by their Korean creditor financial institutions, under the supervision of major commercial banks. In accordance with such program, 29 construction companies and eight shipbuilding companies became subject to workout in February and March 2009, following review by their creditor financial institutions (including Shinhan Bank) and the Korean government. Currently, ten construction companies and two shipbuilding companies remain under our supervision in connection with such program. Our total exposure to such companies amounted to (Won)503 billion as of December 31, 2009, we have established an allowance for the loans and off-balance sheet credit instruments for such companies amounting to (Won)119 billion and (Won)18 billion, respectively, as of December 31, 2009. In addition, we continued to be involved in fast-track restructuring of other companies, particularly, small- to medium-sized enterprises in the shipping, shipbuilding and real estate development sectors. Net charge-offs of our corporate loans increased significantly from (Won)249 billion in 2008 to (Won)944 billion in 2009, primarily as a result of prudent charge-off undertaken by us in 2009 in the aftermath of the recent global financial crisis. The non-performing loan ratio of our corporate loans increased from 1.15% as of December 31, 2008 to 1.28% as of December 31, 2009, primarily as a result of deterioration in asset quality of corporate loans, particularly in the shipping, shipbuilding and real estate development sectors.

Provision for loan losses for mortgage and home equity loans and other consumer loans significantly increased from (Won)5 billion in 2008 to (Won)190 billion in 2009, primarily as a result of active charge-off undertaken by us in 2009 in the aftermath of the recent global financial crisis. We recorded reversal of net charge-off of our mortgage and home equity loans and other consumer loans in the amount of (Won)5 billion in 2008 compared to net charge-off of (Won)166 billion in 2009. Total allowance for losses for our mortgage and home equity loans and other consumer loans increased by 15.3% from (Won)157 billion in 2008 to (Won)181 billion in 2009 primarily as a result of an increase in the volume of retail loans.

Provision for credit loan losses increased significantly from (Won)26 billion in 2008 to (Won)84 billion in 2009, primarily as a result of increased charge-off as part of our enhanced risk management policy in the aftermath of the global financial crisis. The non-performing loan ratio of our credit card loans decreased from 1.17% in 2008 to 1.13% in 2009, and total allowances for credit card loans decreased by 20.2% from (Won)595 billion in 2008 to (Won)475 billions in 2009, in each case, primarily due to the decrease of non-delinquent loans and general improvement in asset quality of our loans primarily as a result of increased charge-offs in 2009.

Provision for off-balance sheet credit instruments significantly increased from (Won)118 billion in 2008 to (Won)450 billion in 2009, primarily as a result of a change in accounting policy related to such provision, increased credit card usage for cash advances and prudent provisioning for off-balance sheet credit instruments in respect of credit card usage in anticipation of lower interest rates applicable to cash advances, which became effective in April 2010.

Non-interest Income

The following table sets forth for the periods indicated the components of our noninterest income.

	As of December 31,
	2008		2009		% Change
	(In billions of Won, except percentages)
Noninterest income
Commissions and fees from non-trust management:
Brokerage fees and commissions(1)	(Won)	626	(Won)	569	(9.1)%
Other fees and commissions(2)		1,969		2,132	8.3
Net trust management fees(3)		69		69	—
Net trading profits		584		(517)	N/M
Net gains (losses) on securities		(135)		308	N/M
Gain on other investment		317		268	(15.5)
Net gain (loss) on foreign exchange		(566)		956	N/M
Insurance income		1,329		1,229	(7.5)
Other		379		671	77.0)

Total noninterest income	(Won)	4,572	(Won)	5,685	24.3%

N/M = not meaningful

Notes:

(1)	Consists of commissions, fees and markup on securities brokerage activities.

(2)	Includes commissions received on remittance, commissions received on imports and export letters of credit and commissions received from foreign exchange transactions.

(3)	Consists principally of fees from management of trust accounts in our banking operations.

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

Non-interest Expenses

The following table shows, for the periods indicated, the components of our noninterest expense.

	Year Ended December 31,
	2008		2009		% Change
	(In billions of Won, except percentages)
Employee compensation and other benefits	(Won)	1,817	(Won)	2,000	10.1%
Depreciation and amortization		871		714	(18.0)
General and administrative expenses		882		868	(1.6)
Credit card fees		700		742	6.0
Provision (reversal) for other losses		(18)		166	N/M
Insurance fees on deposits		133		162	21.8
Other fees and commission expenses		422		454	7.6
Taxes (except income taxes)		179		143	(20.1)
Insurance operating expense		1,038		1,456	40.3
Other		703		432	(38.5)

Total noninterest expenses	(Won)	6,727	(Won)	7,137	6.1%

N/M = not meaningful

The 6.1% increase in non-interest expense was principally due to an increase in employee compensation and other benefits and in insurance operating expense, which more than offset a decrease in other expense related to the depreciation and amortization of intangible assets, depreciated on an accelerated basis. Employee compensation and other benefits increased by 10.1%, mainly due to increased severance payments related to voluntary retirements, offsetting aggressive cost-cutting campaigns for wage and fringe benefits. Insurance operating expense increased mainly due to an increase in insurance payouts as well as increased policy reserve to renew the current policies.

Income Tax Expense

Income tax expense decreased by 39.0% from (Won)695 billion in 2008 to (Won)424 billion in 2009 as a result of a decrease in our taxable income as well as a decline in the statutory tax rate from 27.5% in 2008 to 24.2% in 2009. Our effective rate of income tax decreased to 27.1% in 2009 from 31.8% in 2008.

Net Income Before Extraordinary Items

As a result of the foregoing, our net income before extraordinary items decreased by 23.4% from (Won)1,481 billion in 2008 to (Won)1,134 billion in 2009.

Results by Principal Business Segment Under Korean GAAP

As of December 31, 2010, we were organized into eight major business segments as follows:

•	the following banking services, which are principally provided by Shinhan Bank:

•	retail banking;

•	corporate banking;

•	treasury and international banking; and

•	other banking services;

•	credit card services, which are provided by Shinhan Card;

•	securities brokerage services, which are provided by Shinhan Investment;

•	life insurance services, which are provided by Shinhan Life Insurance; and

•	other.

The following discussion of our results of operations by principal business segment is provided on a Korean GAAP basis since this was the basis of accounting on which we conducted our business until 2010. Our senior management regularly makes decisions about resources to be allocated to these activities and assesses performance of the activities using this information, and consequently this forms the basis of our segment reporting included in Note 34 in the notes to our consolidated financial statements included in this annual report.

	Segment Results(1)						Total Revenues(2)
	Year Ended December 31,
	2008		2009		2010		2008		2009		2010
	(In billions of Won, except percentages)
Shinhan Bank:
Retail banking	(Won)	1,124	(Won)	527	(Won)	1,005	(Won)	4,310	(Won)	2,915	(Won)	3,322
Corporate banking		2,058		157		350		7,815		1,845		1,545
Treasury and international business		(556)		141		438		27,383		28,251		11,057
Other banking services		(723)		242		301		2,907		2,708		2,067
Shinhan Card		1,324		1,101		1,181		3,590		3,134		3,413
Shinhan Investment		209		57		184		1,716		1,470		1,623
Shinhan Life Insurance		186		224		278		2,862		3,417		3,929
Other subsidiaries		(3)		(91)		(41)		657		395		405

Total(3)	(Won)	3,619	(Won)	2,358	(Won)	3,696	(Won)	51,240	(Won)	44,135	(Won)	27,361

Notes:

(1)	Represents income per segment before income taxes.

(2)	Represents net interest income plus non-interest income.

(3)	Presented on a reported basis before elimination or adjustments.

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

	Year Ended December 31,						% Change
	2008		2009		2010		2008/2009	2009/2010
	(In billions of Won, except percentages)
Income statement data
Net interest income	(Won)	2,311	(Won)	2,245	(Won)	2,759	(2.9)%	22.9%
Non-interest income		1,999		670		563	(66.5)	(16.0)

Total revenues		4,310		2,915		3,322	(32.4)	14.0
Provision for loan losses		362		558		440	54.1	(21.1)
Non-interest expense including depreciation and amortization		2,824		1,830		1,877	(35.2)	2.6

Segment results(1)	(Won)	1,124	(Won)	527	(Won)	1,005	(53.1)%	90.7%

Note:

(1)	Net income per segment before income taxes.

Comparison of 2010 to 2009

The overall segment results for retail banking increased by 90.7% from (Won)527 billion in 2009 to (Won)1,005 billion in 2010.

Net interest income increased by 22.9% due primarily to a decrease in interest expense and, to a lesser extent, an increase in the average volume of lending to individuals and households. The decrease in interest expense in 2010 was due primarily to a decrease in the average balance of debentures resulting from Shinhan Bank’s active policy to increase the proportion of interest-bearing deposits, which is the more stable and less expensive source of funding, relative to borrowings in its funding portfolio.

Non-interest income decreased by 16.0% due primarily to a decrease in fees earned from the sale of foreign currency-related derivative products resulting from the relative stability of foreign exchange rates in 2010 as compared to 2009, which led to a decrease in the volume of transactions relating to these products.

Provision for loan losses decreased by 21.1% primarily as a result of an improvement in the asset quality of Shinhan Bank’s retail loans. This improvement was primarily due to mortgage loans, which tend to have a higher asset quality than unsecured retail loans, comprising a larger portion of the average balance of retail loans in 2010 as compared to 2009 as a result of Shinhan Bank’s enhanced risk management policies to reduce unsecured retail loans.

Non-interest expense including depreciation and amortization increased by 2.6% due primarily to an increase in fees and commission expense and general and administrative expense (including salaries and wages), which was partially offset by a decrease in expenses associated with foreign currency-related derivative products resulting from a decrease in the volume of related transactions. Such transaction volume decreased due to the relative stability of the foreign exchange rates in 2010 as compared to 2009.

Comparison of 2009 to 2008

The overall segment results for retail banking decreased by 53.1% from (Won)1,124 billion in 2008 to (Won)527 billion in 2009.

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

	Year Ended December 31,						% Change
	2008		2009		2010		2008/2009	2009/2010
	(In billions of Won, except percentages)
Income statement data
Net interest income	(Won)	2,476	(Won)	876	(Won)	1,047	(64.6)%	19.5%
Non-interest income		5,339		969		498	(81.9)	(48.6)

Total revenues		7,815		1,845		1,545	(76.4)	(16.3)
Provision for loan losses		326		465		385	42.6	(17.2)
Non-interest expense including depreciation and amortization		5,431		1,223		810	(77.5)	(33.8)

Segment results(1)	(Won)	2,058	(Won)	157	(Won)	350	(92.4)%	122.9%

Note:

(1)	Net income per segment before income taxes.

Comparison of 2010 to 2009

The overall segment results for corporate banking increased by 122.9% from (Won)157 billion in 2009 to (Won)350 billion in 2010.

Net interest income increased by 19.5% due primarily to a decrease in interest expenses and an increase in the average volume of lending to corporations. The decrease in interest expense in 2010 was due primarily to Shinhan Bank’s policy to migrate to customer deposits from borrowings as its primary source of funding given that the former is a more stable and less expense source of funding.

Non-interest income decreased by 48.6% due primarily to a decrease in fees earned from the sale of foreign currency-related derivative products due to the relative stability of the foreign exchange rates in 2010 as compared to 2009.

Provision for loan losses on corporate loans decreased by 17.2% mainly as a result of a slowdown in asset quality deterioration of corporate loans in 2010 as compared to 2009, which was partially offset by an increase in the average volume of corporate loans.

Non-interest expense decreased by 33.8% due primarily to a decrease in expenses associated with foreign currency-related derivative products resulting from a decrease in the volume of related transactions. Such transaction volumes decreased due to the relative stability of foreign exchange rates in 2010 as compared to 2009.

Comparison of 2009 to 2008

The overall segment results for corporate banking decreased by 92.4% from (Won)2,058 billion in 2008 to (Won)157 billion in 2009.

Net interest income decreased by 64.6% due primarily to a decrease in net interest spread, which more than offset an increase in the volume of lending to corporations. The decrease in net interest spread in 2009 was due primarily to the reduction in base rates set by the Government in 2009 in response to the global financial crisis and the relatively higher funding rates for the interest-bearing liabilities in the corporate banking segment, which included a greater portion of borrowings and a lower portion of low-cost deposits compared to the retail banking segment. The increase in the volume of lending was primarily due to increased purchases by Shinhan Bank of call loans and loans bought under resale program as part of Shinhan Bank’s investment strategy. The volume of lending by Shinhan Bank’s corporate customers remained largely stable.

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

Treasury and International Banking

The treasury and international banking segment primarily consists of Shinhan Bank’s non-deposit funding activities, including trading of, and investment in, debt securities and, to a lesser extent, in equity securities for its own accounts, handling its treasury activities, such as inter-segment lending and borrowing, and entering into derivatives transactions. This segment also includes the results of operations of its overseas subsidiaries and branches. The table below provides the income statement data for the treasury and international banking segment for the periods indicated.

	Year Ended December 31,						% Change
	2008		2009		2010		2008/2009	2009/2010
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	(Won)	(578)	(Won)	337	(Won)	511	N/M	51.6%
Non-interest income		27,961		27,914		10,546	(0.2)	(62.2)

Total revenues		27,383		28,251		11,057	3.2	(60.9)
Provision (reversal) for loan losses		(4)		51		14	N/M	(72.5)
Non-interest expense including depreciation and amortization		27,943		28,059		10,605	0.4	(62.2)

Segment results(1)	(Won)	(556)	(Won)	141	(Won)	438	N/M	210.6%

N/M = not meaningful

Note:

(1)	Net income (or loss) per segment before income taxes.

Comparison of 2010 to 2009

The overall segment results for treasury and international banking increased by 210.6% from (Won)141 billion in 2009 to (Won)438 billion in 2010.

Net interest income of treasury and international banking increased by 51.6% from (Won)337 billion in 2009 to (Won)511 billion in 2010 primarily due to a general decline in the interest rates for corporate debentures and borrowings in 2010 as compared to 2009 as a result of the overall decrease in market interest rates as governments worldwide, including the Government, actively lowered rates in order to increase the supply of liquidity and thereby stimulate economic recovery in 2010.

Non-interest income decreased by 62.2% from (Won)27,914 billion in 2009 to (Won)10,546 billion in 2010 primarily due to a reduction in the volume of foreign currency-related derivative transactions resulting from the reduced volatility of foreign exchange rates in 2010 as compared to 2009.

Non-interest expense including depreciation and amortization decreased by 62.2% from (Won)28,059 billion in 2009 to (Won)10,605 billion in 2010 primarily due to a decrease in expense from the sale of foreign currency-related derivative products as a result of the relative stability of foreign exchange rates in 2010 as compared to 2009.

Comparison of 2009 to 2008

The overall segment results for treasury and international banking changed from net loss before income taxes of (Won)556 billion in 2008 to net income before income taxes of (Won)141 billion in 2009.

The treasury and international banking segment recorded net interest income of (Won)337 billion in 2009 compared to net interest expense of (Won)578 billion in 2008 primarily due to a decrease in the average volume of, and interest rate payable on, corporate debentures and borrowings in 2009. The average volume of corporate debentures and borrowings decreased in 2009 as part of Shinhan Bank’s enhanced risk management policy to reduce the proportion of corporate debentures and borrowings relative to low-cost deposits in its overall funding portfolio in response to the global financial crisis. The decrease in interest rates payable on corporate debentures and borrowings was due to the general decline in market borrowing rates as a result of greater market liquidity following the initial shock of the global financial crisis.

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

	Year Ended December 31,						% Change
	2008		2009		2010		2008/2009	2009/2010
	(In billions of Won, except percentages)
Income statement data
Net interest income	(Won)	135	(Won)	243	(Won)	123	80.0%	(49.4)%
Non-interest income		2,772		2,465		1,944	(11.1)	(21.1)

Total revenues		2,907		2,708		2,067	(6.8)	(23.7)
Provision for loan losses		245		133		121	(45.7)	(9.0)
Non-interest expense including depreciation and amortization		3,385		2,333		1,645	(31.1)	(29.5)

Segment results(1)	(Won)	(723)	(Won)	242	(Won)	301	N/M	24.4%

N/M = not meaningful

Note:

(1)	Net income (or loss) per segment before income taxes.

For segment reporting purposes, each segment result reflects provision for loan losses that are allocated based on the ending balances of loans for each segment in order to show a meaningful comparison of performance within such segment and compared to other segments. In the “other banking” segment, provision (reversal) for loan losses amounted to (Won)245 billion, (Won)133 billion and (Won)121 billion in 2008, 2009 and 2010, respectively.

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

Comparison of 2010 to 2009

The overall segment results for “other banking” increased by 24.4% from (Won)242 billion in 2009 to (Won)301 billion in 2010.

Net interest income decreased by 49.4% from (Won)243 billion in 2009 to (Won)123 billion in 2010 primarily due to a net inter-segment transfer of interest expense to the other banking segment from other business segments.

Non-interest income decreased by 21.1% due primarily to a decrease in fees earned from the sale of foreign currency-related derivative transactions resulting from the reduced volatility of the foreign exchange rates in 2010 as compared to 2009.

Provision for loan losses decreased by 9.0% due primarily to a decrease in the pace of asset quality deterioration of loans in 2010 as compared to 2009, which was partially offset by an increase in the average volume of loans.

Non-interest expense including depreciation and amortization decreased by 29.5% due primarily to a decrease in expense associated with foreign currency-related derivative products resulting from a decrease in the volume of related transactions. Such transaction volumes decreased due to the relative stability of foreign exchange rates in 2010 as compared to 2009.

Comparison of 2009 to 2008

The overall segment results for “other banking” changed from net loss before income taxes of (Won)723 billion in 2008 to net income before income taxes of (Won)242 billion in 2009.

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

	Year Ended December 31,						% Change
	2008		2009		2010		2008/2009	2009/2010
	(In billions of Won, except percentages)
Income statement data
Net interest income	(Won)	2,958	(Won)	2,854	(Won)	3,118	(3.5)%	9.3%
Non-interest income		632		280		295	(55.7)	5.4

Total revenues		3,590		3,134		3,413	(12.7)	8.9
Provision for loan losses		43		105		(26)	144.2	N/A
Non-interest expense including depreciation and amortization		2,223		1,928		2,258	(13.3)	17.1

Segment results(1)	(Won)	1,324	(Won)	1,101	(Won)	1,181	(16.8)%	7.3%

N/M = not meaningful

Notes:

(1)	Net income per segment before income taxes.

Comparison of 2010 to 2009

The overall segment results for the credit card business increased by 7.3% from (Won)1,101 billion in 2009 to (Won)1,181 billion in 2010.

Net interest income increased by 9.3% due primarily to an increase in the average balance of credit cards largely resulting from an increase in consumer confidence and consumer spending amid signs of economic recovery and our active marketing campaigns, which was partially offset by a decrease in the average interest rate on credit cards largely due to a decrease in the market interest rates as well as pricing discounts offered by Shinhan Card and an increase in funding costs related to the increase in credit card assets.

Non-interest income increased by 5.4% due primarily to the sale of Shinhan Card’s interest in Visa for a gain of (Won)12 billion.

Shinhan Card recorded reversal of provision for loan losses in 2010 compared to provision for loan losses in 2009 due primarily to an improvement in the asset quality of credit cards.

Non-interest expense including depreciation and amortization increased by 17.1% due primarily to an increase in advertising and other marketing expenses in light of increased competition among credit card companies in Korea.

Comparison of 2009 to 2008

The overall segment results for the credit card business decreased by 16.8% from (Won)1,324 billion in 2008 to (Won)1,101 billion in 2009.

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

	Year Ended December 31,						% Change
	2008		2009		2010		2008/2009	2009/2010
	(In billions of Won, except percentages)
Income statement data
Net interest income	(Won)	184	(Won)	147	(Won)	158	(20.1)%	7.5%
Non-interest income		1,532		1,323		1,465	(13.6)	10.7

Total revenues		1,716		1,470		1,623	(14.3)	10.4
Provision for loan losses		29		135		22	365.5)	(83.7)
Non-interest expense including depreciation and amortization		1,478		1,278		1,417	(13.5)	10.9

Segment results(1)	(Won)	209	(Won)	57	(Won)	184	(72.7)%	222.8%

N/M = not meaningful

Note:

(1)	Net income per segment before income taxes.

Comparison of 2010 to 2009

The overall segment results for securities brokerage services increased by 222.8% from (Won)57 billion in 2009 to (Won)184 billion in 2010.

Net interest income increased by 7.5% due primarily to decreases in the volume of borrowings and average interest rates payable on borrowings following the decrease in the market interest rates.

Non-interest income increased by 10.7% due primarily to valuation gains on available-for-sale securities and trading gains related to equity-linked securities, which resulted mainly from the sustained rally of the Korean stock market.

Provision for loan losses decreased by 83.7% due primarily to the high level of allowance for loan losses on December 31, 2009 related to real estate project financing projects, as a result of which no additional net provisioning was necessary in 2010.

Non-interest expense including depreciation and amortization increased by 10.9% due primarily to trading losses related to equity-linked securities.

Comparison of 2009 to 2008

The overall segment results for securities brokerage services decreased by 72.7% from (Won)209 billion in 2008 to (Won)57 billion in 2009.

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

Life Insurance Services

Life insurance services segment consists of life insurance services provided by Shinhan Life Insurance.

	Year Ended December 31,						% Change
	2008		2009		2010		2008/2009	2009/2010
	(In billions of Won, except percentages)
Income statement data
Net interest income	(Won)	357	(Won)	419	(Won)	473	17.4%	12.9%
Non-interest income		2,505		2,998		3,456	19.7	15.3

Total revenues		2,862		3,417		3,929	19.4	15.0
Provision for loan losses		9		13		7	44.4	(46.2)
Non-interest expense including depreciation and amortization		2,667		3,180		3,644	19.2	14.6

Segment results(1)	(Won)	186	(Won)	224	(Won)	278	20.4%	24.1%

N/M = not meaningful

Note:

(1)	Net income per segment before income taxes.

Comparison of 2010 to 2009

The overall segment results for life insurance services increased by 24.1% from (Won)224 billion in 2009 to (Won)278 billion in 2010.

Net interest income increased by 12.9% due primarily to an increase in investments in financial debentures and an increase in the average balance of insurance loans.

Non-interest income increased by 15.3% due primarily to an improvement in the reserve ratio and an increase in premium earned from lump-sum payment insurance products.

Non-interest expense including depreciation and amortization increased by 14.6% due primarily to an increase in commissions and other marketing expenses, as well as an increase in insurance proceeds paid to customers.

Comparison of 2009 to 2008

The overall segment results for life insurance services increased by 20.4% from (Won)186 billion in 2008 to (Won)224 billion in 2009.

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

Other

Other segment primarily reflects all other activities of Shinhan Financial Group, as the holding company, and our other subsidiaries, including the results of operations of Jeju Bank, Shinhan Capital, Cardif Life Insurance Company, Shinhan Credit Information, Shinhan BNP Paribas Asset Management, Shinhan Private Equity and back-office functions maintained at the holding company.

	Year Ended December 31,						% Change
	2008		2009		2010		2007/2008	2009/2010
	(In billions of Won, except percentages)
Income statement data
Net interest income (loss)	(Won)	(48)	(Won)	(88)	(Won)	(18)	83.3%	(79.5)%
Non-interest income		705		483		423	(31.5)	(12.4)

Total revenues		657		395		405	(39.9)	2.5
Provision for loan losses		26		55		43	111.5	(21.8)
Non-interest expense including depreciation and amortization		634		431		403	(32.0)	(6.5)

Segment results(1)	(Won)	(3)	(Won)	(91)	(Won)	(41)	N/M	(54.9)

N/M = not meaningful

Note:

(1)	Net income (or loss) per segment before income taxes.

Comparison of 2010 to 2009

The other segment results 54.9% decreased from net loss of (Won)91 billion in 2009 to net loss of (Won)41 billion in 2010.

Net interest loss decreased by 79.5 % due primarily to a decrease in funding costs related to the decrease in market interest rates.

Non-interest income decreased by 12.4% due primarily to a decrease in foreign currency translation gains related to Shinhan Capital’s foreign-currency denominated assets, mainly as a result of appreciation of the Korean Won against the U.S. dollar.

Provision for loan losses decreased by 21.8% due primarily to a slowdown of deterioration in asset quality of real estate development and ship purchase project financings involving Shinhan Capital.

Non-interest expense including depreciation and amortization decreased by 6.5% due primarily to a decrease in Shinhan Capital’s foreign currency-denominated liabilities, which resulted from the appreciation of the Korean Won against the U.S. dollar.

Comparison of 2009 to 2008

The other segment results significantly increased from net loss of (Won)3 billion in 2008 to net loss of (Won)91 billion in 2009.

Net interest loss increased by 83.3 % due primarily to a decrease in Shinhan Capital’s interest income, which resulted from a decrease in the lending rates in general.

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

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets.

	As of December 31,						% Change
	2008		2009		2010		2008/2009	2009/2010
	(In billions of Won, except percentages)
Cash and cash equivalents	(Won)	1,365	(Won)	4,363	(Won)	5,689	219.6%	30.4%
Restricted cash		7,049		7,974		5,559	13.1	(30.3)
Interest-bearing deposits		1,627		2,164		2,379	33.0	9.9
Call loans and securities purchased under resale agreements		3,066		1,346		2,243	(56.1)	66.6
Trading assets:
Trading securities		6,724		6,681		11,464	(0.6)	71.6
Derivative assets		11,977		4,617		3,814	(61.5)	(17.4)
Securities:
Available-for-sale securities		29,016		27,612		27,398	(4.8)	(0.8)
Held-to-maturity securities		8,696		12,794		12,587	47.1	(1.6)
Loans:
Corporate		94,695		90,809		95,789	(4.1)	5.5
Consumer		75,846		78,446		84,168	3.4	7.3

Total loans, gross		170,541		169,255		179,957	(0.8)	6.3
Deferred origination costs (fees)		(32)		(23)		28	(28.1)	(221.7)
Less: allowance for loan losses		3,201		3,638		3,396	13.7	(6.7)

Total loans, net		167,308		165,594		176,589	(1.0)	6.6

Customers’ liability on acceptances		2,433		2,780		3,961	14.3	42.5
Premises and equipment, net		2,412		2,437		2,367	1.0	(2.9)
Goodwill and intangible assets		5,571		5,072		4,787	(9.0)	(5.6)
Security deposits		1,334		1,323		1,395	(0.8)	5.4
Other assets		12,395		10,153		9,800	(18.1)	(3.5)

Total assets	(Won)	260,973	(Won)	254,910	(Won)	270,032	(2.3)%	5.9%

2010 Compared to 2009

Our assets increased by 5.9% from (Won)254,910 billion as of December 31, 2009 to (Won)270,032 billion as of December 31, 2010, principally due to increases in corporate loans, consumer loans trading securities, which were partially offset by a decrease in our deposits with the Bank of Korea. We manage our deposits with the Bank of Korea at a fixed percentage of our total deposits based on the reserve requirement set by the Bank of Korea. While our deposits with the Bank of Korea decreased as of December 31, 2010, such decrease was attributable to a temporary adjustment made in order to meet our reserve requirement with the Bank of Korea, which is assessed based on the monthly balance basis. In 2010, the average balance of our deposits with the Bank of Korea was higher than that recorded as of December 31, 2010.

Our trading securities increased by 71.6% from (Won)6,681 billion as of December 31, 2009 to (Won)11,464 billion as of December 31, 2010, principally as a result of our purchase of commercial papers from the secondary market, in which case they are classified as trading securities, rather than from the primary market, in which case they are classified as loans.

Our corporate loans increased by 5.5% from (Won)90,809 billion as of December 31, 2009 to (Won)95,789 billion as of December 31, 2010, as result of our risk management policy which emphasized securing high-quality assets such as loans to large corporate customers.

Our consumer loans increased by 7.3% from (Won)78,446 billion as of December 31, 2009 to (Won)84,168 billion as of December 31, 2010, primarily due to an increase in home and mortgage loans made under existing obligations for prior home purchases.

2009 Compared to 2008

Our assets decreased by 2.3% from (Won)260,973 billion as of December 31, 2008 to (Won)254,910 billion as of December 31, 2009, principally due to decreases in derivative assets, corporate loans and available-for-sale securities, which were partially offset by increases in held-to-maturity securities and consumer loans.

Our derivative assets decreased by 61.5%, from (Won)11,977 billion as of December 31, 2008 to (Won)4,617 billion as of December 31, 2009, largely due to a decrease in the transaction volume of foreign currency-related derivatives.

Our corporate loans decreased by 4.1% from (Won)94,695 billion as of December 31, 2008 to (Won)90,809 billion as of December 31, 2009, primarily due to increased repayment of loans by large corporate borrowers as a result of increased liquidity in the market.

Our available-for-sale securities decreased by 4.8% from (Won)29,016 billion as of December 31, 2008 to (Won)27,612 billion as of December 31, 2009, primarily due to increased sale of financial debentures due to limits on the holdings of debt securities issued by other banks as a part of our enhanced risk management efforts, which was partially offset by an increase in the market value of stocks held by us due to improved stock market conditions in the second half of 2009.

Our held-to-maturity securities increased by 47.1% from (Won)8,696 billion as of December 31, 2008 to (Won)12,794 billion as of December 31, 2009, primarily due to an increase in investments by us in relatively stable assets such as government bonds as a result of enhanced risk management policy in the face of the recent global financial crisis.

Our consumer loans increased by 3.4% from (Won)75,846 billion as of December 31, 2008 to (Won)78,446 billion as of December 31, 2009, primarily due to an increase in the average balance of mortgage and home equity loans, which more than offset a decrease in unsecured consumer loans.

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities.

	As of December 31,						% Change
	2008		2009		2010		2008/ 2009	2009/ 2010
	(In billions of Won, except percentages)
Interest bearing deposits	(Won)	119,762	(Won)	140,809	(Won)	149,814	17.6%	6.4%
Noninterest bearing deposits		2,942		2,890		3,078	(1.8)	6.5
Trading liabilities		11,831		4,565		3,616	(61.4)	(20.8)
Acceptances outstanding		2,433		2,780		3,961	14.3	42.5
Short-term borrowings		23,225		9,715		8,071	(58.2)	(16.9)
Secured borrowings		10,226		7,944		8,296	(22.3)	4.4
Long-term debt		49,652		44,795		46,496	(9.8)	3.8
Future policy benefit		7,260		8,310		10,347	(14.5)	24.5
Accrued expenses and other liabilities		15,678		12,553		13,145	(19.9)	4.7

Total liabilities		243,009		234,361		246,824	(3.6)	5.3

The Group stockholders’ equity		17,652		20,218		22,795	14.5	12.7
Noncontrolling interest		312		331		413	(6.1)	24.8

Total equity		17,964		20,549		23,208	14.4	12.9

Total liabilities and equity	(Won)	260,973	(Won)	254,910	(Won)	270,032	(2.3)%	5.9%

N/M = not meaningful

2010 Compared to 2009

Our total liabilities increased by 5.3% from (Won)234,361 billion as of December 31, 2009 to (Won)246,824 billion as of December 31, 2010, primarily due to an increase in interest-bearing deposits (which principally consist of customer deposits) and, to a lesser extent, an increase in future policy benefits, which were partially offset by a decrease in short-term borrowings and trading liabilities.

Our interest-bearing deposits increased by 6.4% from (Won)140,809 billion as of December 31, 2009 to (Won)149,814 billion as of December 31, 2010, while our short-term borrowings decreased by 11.2% from (Won)9,715 billion as of December 31, 2009 to (Won)8,629 billion as of December 31, 2010, in each case, primarily due to a greater groupwide emphasis on long-term borrowings as opposed to short-term borrowings as part of an enhanced risk management policy to increase the proportion of customer deposits relative to short-term borrowings as our preferred source of funding, as customer deposits tend to be more stable source of funding as customers typically rollover their deposits upon maturity.

Our future policy benefits increased by 24.5% from (Won)8,310 billion as of December 31, 2009 to (Won)10,347 as of December 31, 2010, primarily due to an increase in insurance contracts.

Our trading liabilities decreased by 20.8% from (Won)4,565 billion as of December 31, 2009 to (Won)3,616 billion as of December 31, 2010, primarily due to a decrease in the transaction volume of currency-related derivatives due to a decreased volatility in the US dollar-Korean Won exchange rates in 2010 compared to 2009.

Our stockholders’ equity increased by 12.7% from (Won)20,218 billion as of December 31, 2009 to (Won)22,795 billion as of December 31, 2010, largely due to an increase in retained earnings from net income in 2010.

2009 Compared to 2008

Our total liabilities decreased by 3.6% from (Won)243,009 billion as of December 31, 2008 to (Won)234,361 billion as of December 31, 2009, primarily due to a decrease in short-term borrowings and trading liabilities, which was partially offset by an increase in interest-bearing deposits.

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

The increase in interest-bearing deposits was primarily due to an increase in customer deposits which reflected an increase in preference for relatively safe investment products among customers in light of the increase volatility in the stock markets as a result of the recent global financial crisis and our active policy to increase the proportion of customer deposits as our preferred source of funding.

Our stockholders’ equity increased by 14.5% from (Won)17,652 billion as of December 31, 2008 to (Won)20,218 billion as of December 31, 2009, largely due to an increase in our equity and capital surplus as a result of the rights offering as well as retained earnings from net income in 2009.

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

The following table sets forth our capital resources as of December 31, 2010.

	As of December 31, 2010
	(In billions of Won)
Deposits	(Won)	152,892
Long-term debt		46,496
Call money		1,334
Borrowings from the Bank of Korea		996
Other short-term borrowings		5,741
Asset securitizations		8,296
Stockholders’ equity(1)		2,590

Total	(Won)	218,345

Note:

(1)	Includes redeemable preferred stock and redeemable convertible preferred stock. See Note 21 in the notes to our consolidated financial statements included in this annual report.

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

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail customer deposits. Customer deposits accounted for 59.6% of our total funding as of December 31, 2008, 68.8% of our total funding as of December 31, 2009 and 70.0% of our total funding as of December 31, 2010. In the past, largely due to the lack of alternative investment opportunities for individuals and households in Korea, especially in light of a low interest rate environment and volatile stock market conditions, a substantial portion of such customer deposits were rolled over upon maturity and accordingly provided a stable source of funding for our banking subsidiaries. However, in times of a bullish stock market as in the first half of 2008, customers transferred a significant amount of bank deposits to alternative investment products, such as money market funds and other brokerage accounts maintained at securities companies, in search of higher returns, which resulted in temporary difficulty in finding sufficient funding for Korean banks, in general, including Shinhan Bank, in the first half of 2008. Since the onset of the global financial crisis, customers have largely reverted to bank deposits as safety of the principal and stable returns increased as investment priorities, and deposits have increased due to an overall increase in liquidity from Government programs in response to the global financial crisis. Accordingly, customers have not demonstrated a large-scale exodus in search of alternative investment opportunities notwithstanding intermittent bullishness in stock markets, and such customer preference has enabled us to continue to rely on low-cost and stable customer deposits as the primary source of our funding.

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

As of December 31, 2008, 2009 and 2010, (Won)5,100 billion, (Won)5,706 billion and (Won)5,888 billion, or 4.54%, 4.38% and 4.22%, respectively, of Shinhan Bank’s total deposits in Korean Won were deposits made by litigants in connection with legal proceedings in Korean courts. Court deposits carry interest rates, which are generally lower than market rates.

In addition, we obtain funding through borrowings and the issuances of debt and equity securities, primarily through Shinhan Bank. Our borrowings consist mainly of borrowings from financial institutions, the Korean government and Korean government-affiliated funds. Call money, which is available in both Won and foreign currencies, is obtained from the domestic call loan market, a short-term loan market for loans with maturities of less than one month. As for our long-term debt, it is principally in the form of corporate debt securities issued by Shinhan Bank. Since 1999, Shinhan Bank has actively issued and continues to issue long-term debt securities with maturities of over one year in the Korean fixed-income market. Shinhan Bank and we have maintained one of the highest credit ratings in the domestic fixed-income market since their inception in 1999 and 2001, respectively. As Shinhan Bank maintains one of the highest debt ratings in the fixed-income market in Korea, we believe that Shinhan Bank will be able to obtain replacement funding through the issuance of long-term debt securities. Shinhan Bank’s interest rates on long-term debt securities are in general 20 to 30 basis points higher than the interest rates offered on their deposits. However, since long-term debt is not subject to premiums paid for deposit insurance and the Bank of Korea reserves, we estimate that our funding costs on long-term debt securities are generally on par with our funding costs on deposits. In addition, we and Shinhan Bank may also issue long-term debt securities denominated in foreign currency in the overseas market. As of December 31, 2008, 2009 and 2010, our long-term debt amounted to (Won)49,652 billion, (Won)44,795 billion and (Won)46,496 billion, respectively.

Furthermore, we have also issued preferred shares, such as redeemable preferred shares and redeemable convertible preferred shares, as part of funding for major acquisitions, such as those for Chohung Bank and LG Card. See “Item 10.B. Memorandum and Articles of Incorporation — Description of Preferred Stock —Redeemable Preferred Stock (Series 10)” and “— Description of Capital Stock — Redeemable Convertible Preferred Stock (Series 11).”

We also have funding requirements for our credit card activities. We obtain funding for our credit card activities from a variety of sources, primarily in Korea. The principal sources of funding for Shinhan Card are debentures, asset-backed securitization, commercial papers (including call money), borrowings from the holding company and third-parties, which amounted, on a managed basis under Korean GAAP, to (Won)10,174 billion, (Won)1,076 billion, (Won)841 billion, (Won)900 billion, (Won)575 billion, or 75.0%, 7.9%, 6.2%, 6.7% and 4.2%, respectively, of the funding for our credit card activities, as of December 31, 2010. Unlike other credit card companies, Shinhan Card has the benefit of obtaining funding at favorable rates through loans from Shinhan Financial Group, which currently maintains a credit rating of AAA, the highest credit rating assigned by local rating agencies. Shinhan Card aims to further diversify its funding sources and more actively tap the domestic and international capital markets to ensure access to liquidity as needed.

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

Our holding company does not receive credit ratings from international rating agencies since it has not engaged in debt financing from overseas sources to date.

There can be no assurance that that we or our subsidiaries will maintain our current credit ratings if, among other reasons, the global or Korean economy were to face another downturn, there any changes in our corporate governance or our businesses significantly deteriorates. Our failure to maintain current credit ratings and outlooks could increase the cost of our funding, limit our access to capital markets and other borrowings, and require us to post additional collateral in financial transactions, any of which could adversely affect our liquidity, net interest margins and profitability.

Secondary funding sources also include call money, borrowings from The Bank of Korea and other short-term borrowings which amounted to (Won)23,225 billion, (Won)9,715 billion and (Won)8,071 billion, as of December 31, 2008, 2009 and 2010, each representing 11.2%, 4.7% and 3.7%, respectively, of our total funding as of such dates.

We may also from time to time obtain funding through issuance of equity securities.

On February 2, 2009, our board of directors decided to issue 78,000,000 new common shares, or approximately 19.7% of our then outstanding common shares, to our existing shareholders in order to, among others, enhance our capital position to prepare for potential contingencies that might result from the prevailing economic environment, notwithstanding that we and our subsidiaries had fully satisfied (as also is the case now) the capital adequacy ratios required under applicable laws and regulations and were not (as also is the case now) facing any significant liquidity constraints or financial distress. The subscription price per share was determined as (Won)16,800 based on a pricing formula prescribed by the rules of the Financial Services Commission. On March 19, 2009, the offering was completed with substantially all of the rights shares subscribed by our existing shareholders, and following settlement on March 24, 2009, the newly issued shares were listed on the Korea Exchange on March 30, 2009. The aggregate proceeds from the rights offering was approximately (Won)1,310,400,000,000 (prior to adjustments for underwriting commissions and other offering expenses). The rights offering resulted in a capital increase of approximately 16.4%. The proceeds from the rights offering was used to support our existing business operations and other general corporate purposes.

In limited situations, we may also issue redeemable preferred shares and redeemable convertible preferred shares which are convertible into our common shares. For example, in August 2003, in order to partly fund our acquisition of Chohung Bank, we raised a total of (Won)2,552 billion through domestic private placements of redeemable preferred shares and redeemable convertible preferred shares to domestic financial institutions and governmental entities in Korea, all of which shares have since been redeemed or converted. In addition, in January 2007, partly to fund the acquisition of LG Card, we raised a total of (Won)3,750 billion through domestic private placements of redeemable preferred shares and redeemable convertible preferred shares and in April 2011, we issued redeemable convertible preferred shares to fund partial redemption of these securities. For further details on the terms of these preferred shares, including scheduled redemption dates, dividend rates and conversion ratios, see “Item 10.B. Memorandum and Articles of Incorporation — Description of Preferred Stock.”

Pursuant to laws and regulations in Korea, we may redeem our preferred stock to the extent of our retained earnings of the previous fiscal year, net of certain reserves as determined under Korean GAAP. At this time, we expect that cash from our future operations should be adequate to provide us with sufficient capital resources to enable us to redeem our preferred stock on or prior to their scheduled maturities. In the event there is a short-term shortage of liquidity to make the required cash payments for redemption as a result of, among other things, failure to receive dividend payments from our operating subsidiaries on time or as a result of significant expenditures resulting from future acquisitions, we plan to raise cash liquidity through the issuance of long-term debt in the Korean fixed-income market in advance of the scheduled maturity on our preferred stock. To the extent we need to obtain additional liquidity, we plan to do so through the issuance of long-term corporate debentures or further preferred stock and/or the use of our other secondary funding sources.

Our policy is to encourage our subsidiaries to secure their own funding and liquidity sources. With respect to Shinhan Capital and Shinhan Card, we have, in certain cases, provided funding through our holding company to take advantage of our lower cost of funding within regulatory limitations. For example, in 2009 and 2010, we provided funding in the amount of (Won)800 billion and (Won)900 billion, respectively, to Shinhan Card and (Won)600 billion and (Won)450 billion, respectively, to Shinhan Capital, in each case, in the form of capital contribution through our holding company. However, under the Monopoly Regulation and Fair Trade Act of Korea, a financial holding company is prohibited from borrowing funds in excess of 200% of its total stockholders’ equity. In addition, pursuant to our liquidity risk management policies designed to ensure compliance with required capital adequacy and liquidity ratios, we have set limits to the amount of liquidity support by our holding company to our subsidiaries to 70% of our total stockholders’ equity and the amount of liquidity support to a single subsidiary to 35% of our total stockholders’ equity.

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

Contractual Cash Obligations

The following table sets forth our contractual cash obligations as of December 31, 2010.

	As of December 31, 2010 Payments Due by Period
	Less than 1 year		1-3 years		3-5 years		More than 5 years		Total
	(In billions of Won)
Long-term debt(1)(2)	(Won)	14,494	(Won)	20,937	(Won)	9,996	(Won)	7,450	(Won)	52,877
Secured borrowings(1)(3)		1,978		1,237		891		7,966		12,072
Provisions for accrued severance indemnities(4)(6)		—		8		18		144		170
Deposits(1)(5)		94,114		6,252		1,307		1,123		102,796

Total	(Won)	110,586	(Won)	28,434	(Won)	12,212	(Won)	16,683	(Won)	167,915

Notes:

(1)

Includes estimated future interest payments. The future interest payment have been estimated using the weighted average interest rates paid for 2010 for each category and their scheduled contractual maturities.

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

The above table does not include uncertain tax benefits of (Won)11 billion associated with ASC 740-10 (formerly FIN 48) and tax-related interest and penalties of (Won)0.4 billion.

Commitments and Guarantees

In the normal course of business, our subsidiaries make various commitments and guarantees to meet the financing needs of our customers. Commitments and guarantees are usually in the form of, among others, commitments to extend credit, commercial letters of credit, standby letter of credit and performance guarantees. The contractual amount of these financial instruments represents the maximum possible loss amount if the counter party draws down the commitment or we should fulfill our obligation under the guarantee and the counter party fails to perform under the contract. See “Item 4.B. Business Overview — Description of Assets and Liabilities — Credit-Related Commitments and Guarantees.”

The following table sets forth our commitments and guarantees as of December 31, 2010. These commitments, apart from certain guarantees and acceptances, are not included within our consolidated balance sheet.

	As of December 31, 2010 Commitment Expiration by Period
	Less than 1 Year		1-5 years		More than 5 years		Total
	(In billions of Won)
Commitments to extend credit(1):
Corporate	(Won)	48,327	(Won)	3,553	(Won)	648	(Won)	52,528
Credit card lines(2)		3,411		63,706		—		67,117
Consumer(3)		9,068		321		1		9,390
Commercial letters of credit(4)		4,164		146		—		4,310
Financial standby letters of credit(5)		393		138		8		539
Other financial guarantees(6)		924		25		37		986
Performance letters of credit and guarantees(7)		7,310		1,849		3		9,162
Liquidity facilities to SPEs(8)		353		735		159		1,247
Acceptances(9)		3,846		114		—		3,960
Guarantee on trust accounts(10)		473		2,906		—		3,379

Total	(Won)	78,269	(Won)	73,493	(Won)	856	(Won)	152,618

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

Under Korean GAAP, consolidated financial statements include the accounts of fully or majority owned subsidiaries and substantially controlled affiliates that have assets in the amount equal to or more than (Won)10 billion as of the end of the previous fiscal year. Substantial control is deemed to exist when the investor is the largest shareholder and owns more than 30% of the investee’s voting shares. Korean GAAP does not require the consolidation of subsidiaries, or substantially controlled affiliates, where activities are dissimilar from ours.

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

We have included narrative disclosure in the footnotes to the Korean GAAP financial statements more clearly identify where significant accounting policy changes have taken place, which line items would be affected and how the balances would be affected. The areas where such significant changes have occurred are as follows:

•	Allowance for loan losses;

•	Allowance for unused loan commitments;

•	Allowance for guarantees and acceptances; and

•	Deferred taxation.

Consolidated Income Statement Data

	Year Ended December 31,
	2006			2007			2008			2009			2010			2010(1)
	(In billions of Won and millions of US$, except per share data)
Interest income and dividends	(Won)	9,473		(Won)	13,958		(Won)	16,681		(Won)	13,980		(Won)	14,512		$12,836
Interest expense		4,782			6,868			8,865			7,286			6,478		5,730
Net interest income		4,691			7,090			7,816			6,694			8,034		7,106
Provision for loan losses		575			739			1,044			1,579			1,028		909
Non-interest income(2)		11,316			12,886			43,277			37,302			19,196		16,979
Non-interest expense(3)		12,924			15,324			47,055			40,422			23,113		20,443
Income tax expenses		670			549			968			667			718		635
Pre-acquisition income in subsidiaries		—			(874)			—			—			—		—
Net income attributable to noncontrolling interest		16			94			7			23			13		11
Net income attributable to the Group	(Won)	1,822		(Won)	2,396		(Won)	2,019		(Won)	1,305		(Won)	2,384		$2,109
Earnings per share, basic(5)	(Won)	4,530		(Won)	5,276		(Won)	4,236		(Won)	2,303		(Won)	4,531		$4.01
Earnings per share, diluted(5)		4,530			5,155			4,152			2,290			4,451		3.94
Cash dividends per common share		900	(4)		900	(4)		—	(4)		400	(4)		750	(4)	0.66

Notes:

(1)	Won amounts are expressed in U.S. dollars at the rate of (Won)1,130.60 per US$1.00, the Noon Buying Rate in effect on December 31, 2010.

(2)	Noninterest income includes fees and commissions income, gains on security valuations and disposals, gains on foreign currency transaction and gains from derivative transactions.

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

Consolidated Balance Sheet Data

	As of December 31,
	2006		2007		2008		2009		2010		2010(1)
	(In billions of Won and millions of US$)
Cash and due from banks	(Won)	11,347	(Won)	9,677	(Won)	13,079	(Won)	15,855	(Won)	14,687	$12,990
Trading securities		5,513		11,740		8,838		9,229		13,305	11,768
Investment securities		25,658		31,638		38,647		42,062		41,517	36,721
Loans		124,264		150,926		173,662		170,561		180,576	159,717
Less allowance for doubtful accounts		(1,881)		(2,953)		(3,317)		(3,597)		(3,649)	(3,227)
Property and equipment, net		2,214		2,407		2,411		2,324		2,362	2,090
Goodwill, net		1,437		4,986		4,528		4,075		3,497	3,093
Other assets		10,168		13,816		26,167		14,509		13,736	12,150

Total assets		178,720		222,237		264,015		255,018		266,031	235,302

Deposits		99,744		110,582		126,764		147,737		153,083	135,400
Borrowings		18,173		24,205		27,731		18,098		19,901	17,602
Debentures, net		29,485		42,586		49,181		39,905		39,716	35,128
Retirement and severance benefits, net		243		335		381		177		160	142
Other liabilities		19,520		26,303		42,006		27,978		29,973	26,511

Total liabilities		167,165		204,011		246,063		233,895		242,833	214,783

Equity		11,555		18,226		17,952		21,123		23,198	20,519

Total liabilities and equity	(Won)	178,720	(Won)	222,237	(Won)	264,015	(Won)	255,018	(Won)	266,031	$235,302

Note:

(1)

Won amounts are expressed in U.S. dollars at the rate of (Won)1,130.60 per US$1.00, the Noon Buying Rate in effect on December 31, 2010. While the Noon Buying Rate has stabilized recently, it is subject to volatility and the U.S. Dollar amounts referred to in this report should not be relied upon as an accurate reflection of our results of operations.

Profitability Ratios

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(Percentages)
Net income attributable to the Group as a percentage of:
Average total assets(1)	1.09%	1.14%	0.81%	0.59%	1.04%
Average total equity(1)(2)	15.53	11.61	9.40	6.62	10.80
Dividend payout ratio(3)	18.96	16.75	—	14.56	14.93
Net interest spread(4)	2.94	3.60	3.29	2.71	3.24
Net interest margin(5)	3.20	3.93	3.69	3.01	3.51
Efficiency ratio(6)	80.74	76.71	92.10	91.88	84.88
Cost-to-average assets ratio(7)	7.74	7.27	18.89	15.64	8.82
Equity to average asset ratio(8):	6.99	9.79	8.62	7.63	8.43

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank and Jeju Bank and (b) quarterly balances for other subsidiaries.

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

(6)

Efficiency ratio represents the ratio of non-interest expense to the sum of net interest income and non-interest income, a measure of efficiency for banks and financial institutions. Efficiency ratio may be reconciled to comparable line-items in our income statement for the periods indicated as follows:

	Year Ended December 31,
	2006		2007		2008		2009		2010
	(In billions of Won, except percentages)
Non-interest expense (A)	(Won)	12,924	(Won)	15,324	(Won)	47,055	(Won)	40,422	(Won)	23,113
Divided by
The sum of net interest income and non-interest income (B)		16,007		19,976		51,093		43,996		27,230
Net interest income		4,691		7,090		7,816		6,694		8,034
Non-interest income		11,316		12,886		43,277		37,302		19,196
Efficiency ratio ((A) as a percentage of (B))		80.74%		76.71%		92.10%		91.88%		84.88%

(7)	Cost-to-average-assets ratio, a measure of cost of funding used by banks and financial institutions, represents the ratio of non-interest expense to average total assets.

(8)	Equity to average asset ratio represents the ratio of average stockholders’ equity to average total assets.

Capital Ratios

	As of December 31,
	2006	2007	2008	2009	2010
	(Percentages)
Requisite capital ratio(1)	139.28%	N/A	N/A	N/A	N/A
BIS ratio(1)	N/A	9.85%	10.19%	12.6%	12.77%
Total capital adequacy ratio of Shinhan Bank	12.01	12.09	13.44	15.13	15.93
Tier I capital adequacy ratio	7.81	7.64	9.30	11.61	13.21
Tier II capital adequacy ratio	4.20	4.45	4.13	3.52	2.72
Adjusted equity capital ratio of Shinhan Card(2)	17.47	25.31	20.32	26.73	24.99
Solvency ratio for Shinhan Life Insurance(3)	232.60	226.05	209.47	212.40	397.93

N/A = Not available

Notes:

(1)

We were restructured as a financial holding company on September 1, 2001, and until 2006, under the guidelines issued by the Financial Services Commission applicable to financial holding companies, were required to maintain minimum capital as measured by the requisite capital ratio. For 2006, the minimum requisite capital ratio applicable to us as a holding company was 100%. Starting 2007, under the revised guidelines, the minimum requisite capital ratio applicable to us changed to the BIS ratio of 8%. Requisite capital ratio is computed as the ratio of net aggregate amount of our equity capital to aggregate amounts of requisite capital. This computation is based on our consolidated financial statement in accordance with Korean GAAP. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.

(2)

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

For comparison, the adjusted equity capital ratio of LG Card as of December 31, 2006 was 34.25%.

(3)

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

Asset Quality Ratios

	As of December 31,
	2006		2007		2008		2009		2010
	(In billions of Won, except percentages)
Substandard and below loans(1)	(Won)	1,064	(Won)	1,513	(Won)	1,979	(Won)	2,359	(Won)	2,000
Substandard and below loans as a percentage of total loans		0.87%		1.03%		1.18%		1.40%		1.11%
Substandard and below loans as a percentage of total assets		0.60		0.68		0.75		0.93		0.73
Precautionary loans as a percentage of total loans(2)		1.16		1.16		1.29		1.78		1.27
Precautionary and below loans as a percentage of total loans(2)		2.03		2.19		2.47		3.18		2.38
Precautionary and below loans as a percentage of total assets(2)		1.40		1.46		1.57		2.10		1.57
Allowance for loan losses as a percentage of substandard and below loans		172.98		184.63		165.22		149.81		130.03
Allowance for loan losses as a percentage of precautionary and below loans(2)		73.88		86.50		79.08		66.07		60.78
Allowance for loan losses as a percentage of total loans		1.50		1.89		1.95		2.10		1.68
Substandard and below credits as a percentage of total credits(3)		0.84		0.98		1.15		1.35		0.70
Loans in Korean Won as a percentage of deposits in Korean Won(4)		115.05		126.58		125.43		102.90		103.10

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

	2010
	(In millions of Won)
U.S. GAAP net income attributable to the Group	(Won)	2,844,522
1. Provision for credit losses		(487,781)
2. Sale of loans to the Korea Asset Management Corporation		(52)
3. Deferred loan fees and costs		(79,538)
4. Securities and derivatives for hedging purposes
a. Impairment loss and reclassification of securities		(212,004)
b. Reversal of hedge accounting treatment for derivatives		(87,684)
c. Changes in foreign exchange rates on available-for-sale securities		(16,847)
d. Credit risk adjustments on derivatives		(21,664)
5. Stock-based compensation		(1,199)
6. Difference related to the accounting treatment of goodwill and intangible assets		(282,481)
7. Recognition of noncontrolling interest		62,446
8. Reversal of asset revaluation		(1,843)
9. Adjustments for redeemable preferred shares		10,092
10. Consolidation Scope		213,600
11. Measurement of common stock issued for acquisition of subsidiaries		—
12. Adoption of ASC 740-10 (formerly FIN No. 48)		(24,487)
13. Fair valuation of long-term debt and bonds		5,396
14. Shinhan Life Insurance deferred policy acquisition costs and policy reserve		434,577
15. Others		129,807
Total adjustments		(359,663)
Tax effect of adjustments		(100,924)

Korean GAAP net income attributable to the Group	(Won)	2,383,936

	2010
	(In millions of Won)
U.S. GAAP the Group stockholders’ equity	(Won)	22,795,370
1. Provision for credit losses		(1,108,488)
2. Sale of loans to the Korea Asset Management Corporation		(38,788)
3. Deferred loan fees and costs		(82,791)
4. Securities and derivatives for hedging purposes
a. Impairment loss and reclassification of securities		611,864
b. Reversal of hedge accounting treatment for derivatives		(130,170)
c. Changes in foreign exchange rates on available-for-sale securities		—
d. Credit risk adjustments on derivatives		63,959
5. Stock-based compensation		11,311
6. Difference related to the accounting treatment of goodwill and intangible assets		536,799
7. Noncontrolling interest		412,785
8. Reversal of asset revaluation		45,656
9. Adjustments for Redeemable Preferred Stock		(488,237)
10. Consolidation Scope		578,554
11. Measurement of common stock issued for acquisition of subsidiaries		137,738
12. Adoption of ASC 740-10		(141,007)
13. Fair valuation of long-term debt and bonds		(143,053)
14. Shinhan Life Insurance’s deferred policy acquisition costs and policy reserve		(35,585)
15. Others		11,735
Total of adjustments		242,282
Tax effect of adjustments		160,384

Korean GAAP the Group stockholders’ equity	(Won)	23,198,036

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

The following percentages represent guidelines required by the Financial Services Commission as of December 31, 2010:

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

6. Under Korean GAAP, goodwill is amortized over its useful life during which future economic benefits are expected to flow to the enterprise, not exceeding twenty years. Under U.S. GAAP, goodwill is not amortized, but rather it is tested for impairment at least annually. The income statement adjustment reflects goodwill impairment charge recorded under U.S. GAAP, net of the goodwill amortization that was recorded under Korean GAAP. Under Korean GAAP, acquisition of the remaining interest in its consolidated subsidiary is accounted for under the book basis with no goodwill recognized, rather, any excess amount paid results in a reduction of capital surplus. Furthermore, consolidation is required when the investor owns more than 30% of the investee’s voting shares and is also the largest shareholder. Under U.S. GAAP, acquisition of the remaining interest in its equity investee is accounted for under the purchase method with the excess cost over the fair value of the net assets acquired recognized as goodwill until FY2008. The stockholders’ equity adjustment reflects the additional amount of goodwill recognized under U.S. GAAP. Furthermore, under U.S. GAAP, finite-lived intangible assets which meet certain criteria are recognized in a business combination transaction and amortized over their useful lives. We did not recognize any intangible assets in connection with the acquisitions of LG Card, Chohung Bank and Shinhan Investment under Korean GAAP because they did not meet the requirement criteria. However, finite-lived and indefinite-lived intangible assets were recognized under U.S. GAAP in connection with the above transactions. The income statement adjustment includes the amortization of the finite-lived intangible assets under U.S. GAAP.

The following table presents such income statement adjustments on a gross basis for the year ended December 31, 2010:

Reconciliation of Net Income	2010
	(In millions of Won)
Reversal of impairment loss and and amortization effect recognized under U.S. GAAP	(Won)	285,161
Impairment loss and amortization effect recognized under Korean GAAP		(567,642)
Difference related to the accounting treatment of goodwill and intangible assets	(Won)	(282,481)

Reconciliation of Stockholders’ Equity	2010
	(In millions of Won)
Reversal of impairment loss and amortization effect recognized under U.S.GAAP	(Won)	2,637,855
Impairment loss and amortization effect recognized under Korean GAAP		(2,101,056)
Difference related to the accounting treatment of goodwill and intangible assets	(Won)	536,799

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

10. Under Korean GAAP, a special purpose company and a company undergoing liquidation are not within the scope of consolidation. Under U.S. GAAP, such companies could be within the scope of consolidation in accordance with either ASC 810 (formerly FAS 167) or SFAS No. 94.

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

13. With respect to our acquisition of the remaining interest in a consolidated subsidiary, under U.S. GAAP, assets and liabilities of such subsidiary are to be assigned with the difference between acquisition cost and underlying equity in net assets based on their fair value and any unassigned difference will be designated as goodwill until FY2008, whereas under Korean GAAP, the difference is recognized as changes in the shareholders’ equity and no fair valuation of assets and liabilities are recorded. The item reflects the difference between the fair values and book values of long-term debt and bonds from additional acquisition of a consolidated subsidiary and the difference is recognized as interest expense in earnings for the remaining life of long-term debt and bonds.

14. Under Korean GAAP, acquisition costs are those costs that are related to insurance contracts and agent operation. Such costs are amortized on the straight-line basis over the estimated life of the insurance contracts, not to exceed seven years. Under U.S. GAAP, costs directly attributable to new and renewal insurance contracts are deferred and amortized over the estimated life of the underlying insurance contract in proportion to estimated gross margins. This adjustment is to reverse the GAAP difference relating to acquisition cost range and to adjust the amortized deferred acquisition cost charged in the period under the different cost and useful life basis. With respect to assessment of policy reserve, it is based on historical data under Korean GAAP, whereas under U.S. GAAP, the policy reserve is assessed considering future best estimate.

ITEM 5.C. Research	and Development, Patents and Licenses

Not applicable.

ITEM 5.D. Trend	Information

These matters are discussed under Items 4.B., 5.A. and 5.B. above where relevant.

ITEM 5.E. Off-Balance	Sheet Arrangements

We have several types of off-balance sheet arrangements, including guarantees for loans, debentures, trade financing arrangements, guarantees for other financings, credit lines, letters of credit and credit commitments. In the normal course of our banking activities, we make various commitments and guarantees to meet the financing needs of our customers. Commitments and guarantees are usually in the form of, among others, commitments to extend credit, commercial letters of credit, standby letters of credit and performance guarantees. The contractual amount of these financial instruments represents the maximum possible loss amount if the account party draws down the commitment or we should fulfill our obligation under the guarantee and the account party fails to perform under the contract. See “Item 4.B. Business Overview — Description of Assets and Liabilities — Credit-Related Commitments and Guarantees.”

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

On September 14, 2010, the Board of Directors resolved to immediately suspend Mr. Sang Hoon Shin from his positions as our Representative Director, President and Chief Executive Director due to allegations of breach of trust and embezzlement. On October 30, 2010, the Board of Directors resolved to accept the resignation by Mr. Eung Chan Ra from his positions as Chairman and Representative Director with immediate effect due to potential violations of the Real Name Financial Transaction Regulations, and appointed Mr. Shee-Yul Ryoo, a Non-Executive Director as the acting Chairman. As a result of and in connection with the investigation by the Financial Supervisory Services into Mr. Eung Chan Ra’s potential violations of the Real Name Financial Transaction Regulations, in November 2010, the Financial Supervisory Services issued an “institutional disciplinary warning” on Shinhan Bank after determining there was a violation of Mr. Eung Chan Ra and other employees.

In order to normalize our operations and management, we formed a special task force in September 2010, with the main focus on regaining our reputation and the trust from customers, employees and the shareholders, and implementing an intensified management normalization plan.

On December 6, 2010, Mr. Shin resigned as Representative Director, President and Chief Executive Officer and, upon Mr. Shin’s resignation, Mr. Shee Yul Ryoo became the acting Representative Director, President and Chief Executive Officer. On February 14, 2011, Mr. Dong Woo Han was nominated by a special ad-hoc committee to replace Mr. Ryoo, and during the annual general shareholders’ meeting held on March 23, 2011, Mr. Han was elected as the Chairman and Chief Executive Officer.

Executive Directors

Our executive directors are as follows:

Name	Age	Position	Director Since	Date Term Ends(1)
Dong Woo Han	62	Chairman and Chief Executive Officer	March 23, 2011	March 2014

Note:

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

Dong Woo Han is our Chairman and Chief Executive Officer. Prior to being elected to his current position on March 23, 2011, he was the Vice-Chairman of Shinhan Life Insurance from 2007 to 2009 and also served as Chief Executive Officer of Shinhan Life Insurance in 2002, Vice President of Shinhan Bank in 1999, Managing Director of Shinhan Bank in 1995 and Director of Shinhan Bank in 1993. Mr. Han received a LL.B. degree from the College of Law, Seoul National University.

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

Our non-executive directors are as follows:

Name	Age	Position	Director Since	Date Term Ends(1)
Jin Won Suh	60	Non-Executive Director	March 23, 2011	March 2012
Taeeun Kwon	70	Outside Director	March 23, 2011	March 2013
Kee Young Kim	73	Outside Director	March 23, 2011	March 2013
Seok Won Kim	64	Outside Director	March 23, 2011	March 2013
Hoon Namkoong	64	Chairman of Board of Directors	March 23, 2011	March 2013
Ke Sop Yun	65	Outside Director	March 17, 2009	March 2012
Jaekun Yoo	69	Outside Director	March 23, 2011	March 2013
Jung Il Lee	58	Outside Director	March 23, 2011	March 2012
Haruki Hirakawa	46	Outside Director	March 23, 2011	March 2012
Philippe Aguignier	53	Outside Director	March 24, 2010	March 2012

Note:

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

Jin Won Suh has been our non-executive director since March 23, 2011. Mr. Lee currently also serves as the President and Chief Executive Officer of Shinhan Bank. Prior to his current position, Mr. Lee served as the Chief Executive Officer of Shinhan Life Insurance in 2007, the Deputy President of Shinhan Financial Group in 2006 and the Deputy President of Shinhan Bank in 2004. Mr. Suh received a bachelor’s degree in Historical Science from Korea University.

Taeeun Kwon has been our outside director since March 23, 2011. Mr. Kwon currently also serves as the Dean of the Department of Global Business at the School of Contemporary International Studies, Nagoya University of Foreign Studies. Prior to his current position, Mr. Kwon served as the Chief Executive Officer of Nam Bu Ham Co., Ltd. from 1983 to 2010, a committee member of the Korea Residents’ Union HQ in Japan from 1997 to 2009 and Counsel and Director of the Korea Education Foundation from 1991 to 2008. Mr. Kwon also was a professor of the Department of Global Business at the School of Contemporary International Studies, Nagoya University of Foreign Studies in 2004. Mr. Kwon received a Ph.D. in Business Administration from Nanzan University.

Kee Young Kim has been an outside director since March 23, 2011. Mr. Kim currently also serves as the President of Kwangwoon University. Prior to his current position, Mr. Kim served as an outside director of GS Holdings Corp. from 2004 to 2009 and an Outside Director of KTB Networks, currently KTB Investment & Securities Co., Ltd. in 2003. Mr. Kim also was the Dean of the Graduate School of Information, Yonsei University in 2000 and a professor at the School of Business, Yonsei University from 1979 to 2003. Mr. Kim received a Ph.D. in Business Administration from Washington University.

Seok Won Kim has been our outside director since March 23, 2011. Mr. Kim currently also serves as the Chairman of Credit Information Companies Association. Prior to his current position, Mr. Kim served as the Chairman of the Korea Federation of Savings Banks from 2006 to 2009, an Outside Director at Woori Bank in 2005, the Vice President of Korea Deposit Insurance Corporation from 2002 to 2005 and the Head of the Korea-OECD Multilateral Tax Center from 1999 to 2001. Mr. Kim received a Ph.D. in Economics from Kyung Hee University.

Hoon Namkoong is the Chairman of the Board of Directors. Mr. Namkoong currently also serves as an Outside Director of Korea Real Asset Management Company (KORAMCO) and Samsung Electro-Magnetics Co., Ltd. from 2009 to 2011, the Chairman of Korea Life Insurance Association from 2005 to 2008, a member of the Monetary Policy Committee of the Bank of Korea from 2000 to 2004 and the Chairman and President of the Korea Deposit Insurance Corporation from 1999 to 2000. Mr. Namkoong received a master’s degree Public Administration from the University of Wisconsin at Madison.

Ke Sop Yun has been our outside director since March 17, 2009. Mr. Yun is currently a professor emeritus of business administration at Seoul National University and also serves as the Chairman of the Seoul Economist Club. Mr. Yun received a Ph.D. from the graduate school of Seoul National University.

Jaekun Yoo has been our outside director since March 23, 2011. Mr. Yoo is currently the Chairman of Sankeihonsha Co., Ltd. Prior to his current position, Mr. Yoo served as a Non-executive director of Shinhan Financial Group in 2003, the Chairman of Korean-Japanese Chamber of Commerce in Tokyo from 1997 to 2003 and a Non-executive Director at Shinhan Bank in 1998.

Jung Il Lee has been our outside director since March 23, 2011. Mr. Lee currently serves as the Chief Executive Officer of Hirakawa Shoji Co., Ltd. Prior to his current position, Mr. Lee served as an Outside Director of Shinhan Financial Group in 2009. Mr. Lee received a bachelor’s degree in political science and economics at Meiji University.

Haruki Hirakawa has been our outside director since March 23, 2011. Mr. Hirakawa currently serves as the Chief Executive Officer of Kokusai Kaihatus Co., Ltd. Prior to his current position, Mr. Hirakawa served as the Chief Executive Officer of Shinei Shoji Co., Ltd. and Hirakawa Shoji Co., Ltd. Mr. Hirakawa received a bachelor’s degree in political science and economics at Kinki University.

Philippe Aguignier has been our outside director since March 24, 2010. Mr. Aguignier was nominated by BNP Paribas and elected to our board of directors pursuant to the alliance agreement dated December 2001 between us and BNP Paribas. See “Item 7.B. Related Party Transactions.” Mr. Aguignier is currently the Head of BNP Paribas Asia Retail Banking. Mr. Aguignier received a Ph.D. in Far Eastern Studies from Universite Paris III (Inalco).

Any director wishing to enter into a transaction with Shinhan Financial Group including the subsidiaries in his or her personal capacity is required to obtain the prior approval of our Board of Directors. The director having an interest in the transaction may not vote at the meeting of our Board of Directors at which the relevant transaction is subject to vote for approval.

Executive Officers

In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Age	Position	In charge of
Buhmsoo Choi	54	Deputy President and Chief Financial Officer	Strategic Planning Team Global Business Strategy Team Shinhan FSB Research Institute
Jae Gwang Soh	49	Executive Vice-President	Synergy Management Team Information and Technology Planning Team Audit Team
Jung Kee Min	52	Executive Vice-President	Business Management Team Finance Management Team Investor Relations Team
Dong Hwan Lee	51	Executive Vice-President	Public Relations Team Corporate Social Responsibility and Culture Management Team General Affairs Team

None of the executive officers have any significant activities outside Shinhan Financial Group.

Buhmsoo Choi has been our Deputy President and Chief Financial Officer since May 28, 2007. Mr. Choi previously served as vice president of Korea Credit Bureau. Mr. Choi also serves as an outside director of Shinhan BNPP Asset Management. Mr. Choi received a bachelor’s degree in economics from Seoul National University and a Ph.D. in economics from Yale University.

Jae Gwang Soh has been appointed as our Executive Vice-President on April 18, 2011. Mr. Soh previously served as deputy president of Shinhan Card in charge of risk management and held various posts at Shinhan Card and LG Card. Mr. Soh also currently serves as a non-executive director of Shinhan Bank and Shinhan Capital. Mr. Soh received a bachelor’s degree in business management from Korea University.

Jung Kee Min has been appointed as our Executive Vice-President on August 25, 2010. Mr. Min previously served as head of the large corporate financing center of Shinhan Bank and held various posts at Shinhan Financial Group and Chohung Bank. Mr. Min also currently serves as an outside director of Shinhan Card and Shinhan Life Insurance and as a non-executive director of Jeju Bank. Mr. Min received a bachelor’s degree in German language from Seoul National University.

Dong Hwan Lee has been appointed as our Executive Vice-President on April 18, 2011. Mr. Lee previously served as deputy vice president of Shinhan Bank in charge of capital markets and held various posts at Shinhan Bank and Shinhan Financial Group. Mr. Lee also currently serves as an outside director of Shinhan Investment and a non-executive director of Shinhan Data System and Shinhan Private Equity. Mr. Lee received a bachelor’s degree in business management from Yonsei University

There are no family relationships among our directors and/or executive officers.

ITEM 6.B. Compensation

The aggregate remuneration paid and benefits-in-kind paid by us to our chairman, our president and chief executive officer, our other executive directors, our non-executive directors and our executive officers for the year ended December 31, 2010 was (Won)4.8 billion, consisting of (Won)2.7 billion in salaries and wages and (Won)2.1 billion in bonus payments.

We do not have service contracts with any of our directors or officers providing for benefits upon termination of their employment with us.

Prior to April 1, 2010, we granted stock options to our chairman, our president and chief executive officer and other directors and executive officers as described below in “— Share Ownership — Stock Options.” For options granted prior to March 19, 2008, we are required to pay in cash the difference between the exercise and the market price at the date of exercise. These options are subject to a vesting period of two or three years from the grant date and require continued employment for two to three years. Upon vesting, options may be exercised during a period commencing on two or three years from the grant date and ending four years thereafter. In December 2008 and March 2009, in light of growing concerns relating to the global financial crisis, directors and officers of us and our subsidiaries voluntarily returned stock options exercisable into a total of 85,840 shares and 614,735 shares, respectively, which were subsequently rescinded. All stock options granted in 2009 have been returned. In 2010, we recognized (Won)13.5 billion as cumulative compensation expense for the stock options granted to our directors and management under our incentive stock option plan. Effective April 1, 2010, we ceased granting stock options.

Since March 20, 2007, we have granted “performance units” to certain high-ranking officers of select group companies. These performance units are performance-based cash compensation, the per-unit value of which is initially determined at the time of grant subject to adjustment after a fixed number of years based on the operating and financial performance of the relevant group company over the same or another fixed term, at the end of which a cash amount equal to the adjusted number of the performance units is paid out. For performance units granted prior to April 1, 2010, the performance review period was three years, and the payout was made at the end of the three-year term. For performance units granted on or after April 1, 2010, the performance review period has been extended principally to four years (and to a limited extent, five years), and the payment is made at the end of such four- or five-year term.

Since April 1, 2010, in addition to the performance units, we also grant “performance shares” to certain high-ranking officers of select group companies. The performance shares are conceptually similar to the performance units granted since April 1, 2010, except that the adjustment to the number of performance shares is made on the basis of the movements in the market price of our shares, rather than the operating and financial performance of the relevant group company. In addition, while the performance shares are paid out in cash at the end of the adjustment period, the grantee is contractually required to use the payout solely to purchase our shares in the market at the then-prevailing market price.

Currently, the aggregate amount of performance units and performance shares granted to a given grantee is generally equal to the expected incentive compensation payable to such grantee for three years of service starting from the date of the grant, which initial amount is computed based on the expected performance of the grantee’s company and the expected price movements of our shares over the adjustment period. If the grantee is no longer employed by us or our subsidiaries during the adjustment period, a pro rata amount is paid out at the time of termination of employment. Neither the performance units nor the performance shares are granted to outside directors.

In 2010, we recognized (Won)1.1 billion and (Won)1.1 billion as cumulative compensation expenses for performance units and performance shares, respectively.

ITEM 6.C. Board	Practices

Board of Directors

Our board of directors, which currently consists of one executive director, one non-executive director and nine outside directors, has the ultimate responsibility for the management of our affairs.

Our Articles of Incorporation provide for no less than three but no more than 15 directors, the number of outside directors must be more than 50% of the total number of directors, and we must maintain at least three outside directors. All directors are elected for a term not exceeding three years as determined by the shareholders meeting, except that outside directors are elected for a term not exceeding two years, provided that the term of re-election shall not exceed 1 year and the term cannot be extended in excess of 5 years.

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

Board Steering Committee

The Board Steering Committee currently consists of four directors, namely Ke Sop Yun, Jung Il Lee and Hoon Namkoong together with the Chairman of our group. The committee is responsible for ensuring the efficient operations of the board and the facilitation of the board’s functions. The committee’s responsibilities also include reviewing and assessing the board’s structure and the effectiveness of that structure in fulfilling the board’s fiduciary responsibilities. The committee holds regular meetings every quarter.

Risk Management Committee

The Risk Management Committee currently consists of three directors, namely Kee Young Kim, Hoon Namkoong and Philippe Aguignier. The committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control. The committee holds regular meetings every quarter.

Audit Committee

The Audit Committee currently consists of three outside directors, namely Ke Sop Yun, Taeeun Kwon and Seok Won Kim. The committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors for each general meeting of stockholders. The committee holds regular meetings every quarter.

Outside Director Recommendation Committee

Members of this committee will be appointed by our board of directors if and only to the extent necessary to recommend and nominate candidates for our outside director positions and related matters. The committee meetings are called by the chairman of this committee, who must be an outside director.

Compensation Committee

The Compensation Committee currently consists of two directors, namely Kee Young Kim and Seok Won Kim. At least one-half of the members of this committee must be outside directors. This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee meetings are called by the chairman of this committee, who must be an outside director.

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

ITEM 6.D. Employees

At the holding company level, we had 97, 129 and 136 regular employees as of December 31, 2008, 2009 and 2010, respectively, almost all of whom are employed within Korea. Our subsidiaries had 17,110, 16,628 and 17,394 regular employees as of December 31, 2008, 2009 and 2010, respectively, almost all of whom are employed within Korea. In addition, we had 1, 6 and 9 non-regular employee at the holding company level as of December 31, 2008, 2009 and 2010, respectively, and 3,501, 3,369 and 4,095 non-regular employees at the subsidiary level as of December 31, 2008, 2009 and 2010, respectively. Of the total number of regular and non-regular employees at both the holding company and subsidiaries, approximately 46.5% were managerial or executive employees.

7,758 employees of Shinhan Bank, 316 employees of Jeju Bank and 1,566 employees of Shinhan Investment were members of Korea Securities Trade Union as of December 31, 2010. 2,676 employees of Shinhan Card were members of the Korean Federation of Clerical and Financial Labor Union as of December 31, 2010.

Since our acquisition of Chohung Bank in 2003, we have not experienced any general employee work stoppages and consider our employee relations to be good.

Under the Korean National Pension Law, we annually contribute an amount equal to 4.5% of employee wages and contribute 4.5% of employees’ wages which are deducted from such wages to the National Pension Management Corporation. In accordance with our policy and the Korean Labor Standard Law, employees with one year or more of service are entitled, upon termination of employment, to receive a lump sum severance payment based upon the length of their service and the average of the last three months’ wages. We make provisions for accrued severance indemnities based upon the assumption that all employees terminate their employment with us at the same time. As of December 31, 2010, the provisions for accrued severance benefits were (Won)512 billion, which represents 101.3% of the amount required under the Korean Labor Standard Law. Under Korean law, we may not terminate full time employees except under certain circumstances.

ITEM 6.E. Share	Ownership

As of December 31, 2010, the persons who are currently our directors or executive officers, as a group, beneficially held an aggregate of 3,617,087 shares of our common stock representing approximately 0.76% of our outstanding common stock as of such date. None of these persons individually held more than 1% of our outstanding common stock as of such date.

Stock Options

We have granted stock options to certain of the directors and officers of the holding company and its subsidiaries. For options granted prior to March 30, 2005, we are required to pay in cash the difference between the exercise and the market price at the date of exercise. For options issued on or after March 30, 2005, we may either issue common stock or pay in cash the difference between the exercise and the market price at the date of exercise. The following table is the breakdown of outstanding stock options with respect to our common stock that we have granted to our directors and officers, describing the grant dates, positions held by such directors and officers, exercise period, price and the number of options as of June 3, 2011.

		Exercise Period
	Grant Date	From	To	Exercise Price (In Won)	Number of Granted Options	Number of Options Outstanding
Shinhan Financial Group
Dong Woo Han	3/21/2006	3/21/2009	3/20/2013	38,829	43,822	43,822
(Chairman & Chief Executive Officer)	3/20/2007	3/20/2010	3/19/2014	54,560	21,911	21,911
Buhmsoo Choi	3/19/2008	3/19/2011	3/18/2015	49,053	9,466	9,466
(Deputy President)	3/17/2009	3/17/2012	3/16/2016	23,405	9,000	—
Jae Gwang Soh	3/19/2008	3/19/2011	3/18/2015	49,053	5,989	5,989
(Executive Vice-President)	3/17/2009	3/17/2012	3/16/2016	23,405	5,940	—
Jung Kee Min	3/21/2006	3/21/2009	3/20/2013	38,829	1,800	1,800
(Executive Vice-President)
Dong Hwan Lee	3/30/2005	3/30/2008	3/29/2012	28,006	2,000	2,000
(Executive Vice-President)	3/21/2006	3/21/2009	3/20/2013	38,829	2,100	2,100
	3/20/2007	3/20/2010	3/19/2014	54,560	3,000	3,000
Shinhan Bank
Jin Won Suh	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	20,000
(President & Chief Executive Officer)	3/21/2006 3/20/2007	3/21/2009 3/20/2010	3/20/2013 3/19/2014	38,829 54,560	20,679 10,379	20,679 10,379
	3/19/2008	3/19/2011	3/18/2015	49,053	17,600	17,600
	3/17/2009	3/17/2012	3/16/2016	23,405	16,000	—
Sung Ho Wi	3/30/2005	3/30/2008	3/29/2012	28,006	1,800	1,800
(Deputy President)	3/21/2006	3/21/2009	3/20/2013	38,829	2,500	2,500
	3/20/2007	3/20/2010	3/19/2014	54,560	3,000	3,000
	3/19/2008	3/19/2011	3/18/2015	9,053	7,100	7,100
	3/17/2009	3/17/2012	3/16/2016	23,405	9,000	—
Dong Dae Lee	3/30/2005	3/30/2008	3/29/2012	28,006	2,500	2,500
(Deputy President)	3/21/2006	3/21/2009	3/20/2013	38,829	2,500	2,500
	3/20/2007	3/20/2010	3/19/2014	54,560	3,000	3,000
	3/19/2008	3/19/2011	3/18/2015	49,053	3,311	3,311
	3/17/2009	3/17/2012	3/16/2016	23,405	6,750	—
Se Il Oh	3/30/2005	3/30/2008	3/29/2012	28,006	1,800	1,800
(Deputy President)	3/21/2006	3/21/2009	3/20/2013	38,829	2,100	2,100
	3/19/2008	3/19/2011	3/18/2015	49,053	3,311	3,311
	3/17/2009	3/17/2012	3/16/2016	23,405	6,750	—
Yong Byoung Cho	3/30/2005	3/30/2008	3/29/2012	28,006	1,800	1,800
(Deputy President)	3/21/2006	3/21/2009	3/20/2013	38,829	2,500	2,500
	3/20/2007	3/20/2010	3/19/2014	54,560	3,000	3,000
	3/17/2009	3/17/2012	3/16/2016	23,405	6,750	—
Jong Bok Moon	3/30/2005	3/30/2008	3/29/2012	28,006	1,500	1,500
(Deputy President)	3/21/2006	3/21/2009	3/20/2013	38,829	1,800	1,800
	3/20/2007	3/20/2010	3/19/2014	54,560	3,000	3,000
	3/17/2009	3/17/2012	3/16/2016	23,405	6,750	—

		Exercise Period
	Grant Date	From	To	Exercise Price (In Won)	Number of Granted Options	Number of Options Outstanding
In Jong Joo	3/30/2005	3/30/2008	3/29/2012	28,006	1,800	1,800
(Executive Vice President)	3/21/2006	3/21/2009	3/20/2013	38,829	2,000	2,000
	3/17/2009	3/17/2012	3/16/2016	23,405	3,500	—
Young Oh Seol	3/30/2005	3/30/2008	3/29/2012	28,006	1,600	—
(Executive Vice President)	3/21/2006	3/21/2009	3/20/2013	38,829	2,000	2,000
Sang Ho Lee	3/21/2006	3/21/2009	3/20/2013	38,829	1,500	1,500
(Executive Vice President)
Young Pyo Kim	3/30/2005	3/30/2008	3/29/2012	28,006	2,000	—
(Executive Vice President)	3/21/2006	3/21/2009	3/20/2013	38,829	2,100	2,100
	3/17/2009	3/17/2012	3/16/2016	23,405	3,500	—
Sin Gee Lee	3/30/2005	3/30/2008	3/29/2012	28,006	1,400	1,400
(Executive Vice President)	3/21/2006	3/21/2009	3/20/2013	38,829	1,800	1,800
	3/17/2009	3/17/2012	3/16/2016	23,405	3,500	—
Young Soo Choi	3/30/2005	3/30/2008	3/29/2012	28,006	1,800	—
(Executive Vice President)	3/21/2006	3/21/2009	3/20/2013	38,829	2,000	2,000
Young Jin Lim	3/30/2005	3/30/2008	3/29/2012	28,006	1,600	1,600
(Executive Vice President)	3/21/2006	3/21/2009	3/20/2013	38,829	1,800	1,800
Shinhan Card
Jae Woo Lee	3/30/2005	3/30/2008	3/29/2012	28,006	19,889	19,889
(President & Chief Executive Officer)	3/21/2006 3/20/2007	3/21/2009 3/20/2010	3/20/2013 3/19/2014	38,829 54,560	22,559 10,379	22,559 10,379
	3/19/2008	3/19/2011	3/18/2015	49,053	17,567	17,567
	3/17/2009	3/17/2012	3/16/2016	23,405	17,600	—
Hee Geon Kim	3/21/2006	3/21/2009	3/20/2013	38,829	14,937	14,937
(Deputy CEO)	3/20/2007	3/20/2010	3/19/2014	54,560	8,164	8,164
	3/19/2008	3/19/2011	3/18/2015	49,053	7,411	7,411
	3/17/2009	3/17/2012	3/16/2016	23,405	7,425	—
Chun Kuk Lee	3/30/2005	3/30/2008	3/29/2012	28,006	1,200	1,200
(Deputy CEO)	3/21/2006	3/21/2009	3/20/2013	38,829	1,400	1,400
	3/20/2007	3/20/2010	3/19/2014	54,560	7,422	7,422
	3/19/2008	3/19/2011	3/18/2015	49,053	6,588	6,588
	3/17/2009	3/17/2012	3/16/2016	23,405	6,750	—
Jeong Cheol Kim	3/30/2005	3/30/2008	3/29/2012	28,006	2,500	2,500
(Deputy CEO)	3/21/2006	3/21/2009	3/20/2013	38,829	2,500	2,500
	3/20/2007	3/20/2010	3/19/2014	54,560	6,616	6,616
	3/19/2008	3/19/2011	3/18/2015	49,053	3,642	3,642
	3/17/2009	3/17/2012	3/16/2016	23,405	6,750	—
Byung Gook Song	3/30/2005	3/30/2008	3/29/2012	28,006	2,500	2,500
(Deputy CEO)	3/21/2006	3/21/2009	3/20/2013	38,829	1,800	1,800
	3/19/2008	3/19/2011	3/18/2015	49,053	3,311	3,311
	3/17/2009	3/17/2012	3/16/2016	23,405	3,500	—

		Exercise Period
	Grant Date	From	To	Exercise Price (In Won)	Number of Granted Options	Number of Options Outstanding
Shinhan Investment Corp.
Hyu Won Lee	3/30/2005	3/30/2008	3/29/2012	28,006	20,000	20,000
(Chief Executive Officer)	3/21/2006	3/21/2009	3/20/2013	38,829	20,793	20,793
	3/20/2007	3/20/2010	3/19/2014	54,560	10,397	10,397
	3/19/2008	3/19/2011	3/18/2015	49,053	9,366	9,366
	3/17/2009	3/17/2012	3/16/2016	23,405	16,000	—
Jin Kook Lee	3/30/2005	3/30/2008	3/29/2012	28,006	14,080	—
(Vice President)	3/21/2006	3/21/2009	3/20/2013	38,829	13,190	7,000
	3/20/2007	3/20/2010	3/19/2014	54,560	5,834	5,834
	3/19/2008	3/19/2011	3/18/2015	49,053	5,754	5,754
	3/17/2009	3/17/2012	3/16/2016	23,405	6,750	—
Kyoung Eun Yoon	3/30/2005	3/30/2008	3/29/2012	28,006	1,600	—
(Vice President)	3/21/2006	3/21/2009	3/20/2013	38,829	4,397	—
	3/20/2007	3/20/2010	3/19/2014	54,560	3,889	3,889
	3/19/2008	3/19/2011	3/18/2015	49,053	1,937	1,937
	3/17/2009	3/17/2012	3/16/2016	23,405	2,750	—
Byung Kuk Rhee	3/30/2005	3/30/2008	3/29/2012	28,006	1,400	1,400
(Vice President)	3/21/2006	3/21/2009	3/20/2013	38,829	1,600	1,600
	3/20/2007	3/20/2010	3/19/2014	54,560	3,889	3,889
	3/19/2008	3/19/2011	3/18/2015	49,053	2,131	2,131
	3/17/2009	3/17/2012	3/16/2016	23,405	2,500	—
Shinhan Life Insurance
Jeum Joo Gweon	3/30/2005	3/30/2008	3/29/2012	28,006	2,500	—
(President & Chief Executive Officer)	3/21/2006 3/20/2007	3/21/2009 3/20/2010	3/20/2013 3/19/2014	38,829 54,560	6,616 7,089	6,616 7,089
	3/19/2008	3/19/2011	3/18/2015	49,053	9,366	9,366
	3/17/2009	3/17/2012	3/16/2016	23,405	9,000	—
Byung Chan Lee	3/21/2006	3/21/2009	3/20/2013	38,829	14,939	14,939
(Vice President)	3/20/2007	3/20/2010	3/19/2014	54,560	8,217	8,217
	3/19/2008	3/19/2011	3/18/2015	49,053	7,425	7,425
	3/17/2009	3/17/2012	3/16/2016	23,405	6,750	—
Jung Kun Lee	3/30/2005	3/30/2008	3/29/2012	28,006	2,500	2,500
(Vice President)	3/21/2006	3/21/2009	3/20/2013	38,829	6,616	6,616
	3/20/2007	3/20/2010	3/19/2014	54,560	6,616	6,616
	3/19/2008	3/19/2011	3/18/2015	49,053	6,750	6,750
	3/17/2009	3/17/2012	3/16/2016	23,405	6,750	—
Jae Gun Bae	3/21/2006	3/21/2009	3/20/2013	38,829	1,200	1,200
(Vice President)	3/20/2007	3/20/2010	3/19/2014	54,560	1,800	1,800
	3/17/2009	3/17/2012	3/16/2016	23,405	5,400	—
Ho Kyung Bae	3/21/2006	3/21/2009	3/20/2013	38,829	1,000	—
(Vice President)	3/17/2009	3/17/2012	3/16/2016	23,405	5,400	—

		Exercise Period
	Grant Date	From	To	Exercise Price (In Won)	Number of Granted Options	Number of Options Outstanding
Choun Sik Lee	3/21/2006	3/21/2009	3/20/2013	38,829	1,200	1,200
(Vice President)	3/20/2007	3/20/2010	3/19/2014	54,560	1,800	1,800
Hyung Kook Bae	3/21/2006	3/21/2009	3/20/2013	38,829	1,000	1,000
(Vice President)
Total					773,709	548,777

In addition, members of the employee stock ownership association have certain pre-emptive rights in relation to our shares that are publicly offered under the Financial Investment Services and Capital Markets Act. As of December 31, 2010, the employee stock ownership association owned 17,005,029 shares of our common stock.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A. Major	Shareholders

The following table sets forth certain information relating to the beneficial ownership of our common shares as of December 31, 2010.

Name of Shareholder	Number of Common Shares Beneficially Owned	Beneficial Ownership %
BNP Paribas Group	30,106,276	6.35%
National Pension Service	28,957,592	6.11%
Citibank, N.A. (ADR Department)	19,346,872	4.08%
Shinhan Financial Group Employee Stock Ownership Association	17,005,029	3.59%
Saudi Arabian Monetary Agency	13,300,931	2.80%
The Lazard Funds Inc.	12,002,550	2.53%
Mirae Asset Investments Co., Ltd	8,161,005	1.72%
The Government of Singapore	6,401,780	1.35%
Mizuho	5,955,000	1.26%
Samsung Life Insurance	5,386,699	1.14%
Daekyo Co., Ltd.	5,076,687	1.07%
Others	322,499,166	68.00%

Total	474,199,587	100.00%

Other than those listed above, no other person or entity known by us, jointly or severally, directly or indirectly own more than 1% of our issued and outstanding voting securities or otherwise exercise control or could exercise control over us. None of our shareholders have different voting rights.

As of December 31, 2010, a total of 14,721,000 Series 11 non-voting redeemable convertible preferred shares were outstanding, all of which were issued on January 25, 2007 in registered form and subscribed by institutional investors and government agencies in Korea. The holders of these shares may, at their option, convert all or part of any outstanding such shares into our common shares at any time from the date after the first anniversary of the issuance date until the fifth anniversary of the issuance date, at a conversion rate of one-to-one with the conversion strike price of (Won)57,806.

As of the date hereof, our total authorized share capital is 1,000,000,000 shares, par value (Won)5,000 per share. As of December 31, 2008, 396,199,587 common shares and 62,411,251 preferred shares were issued and outstanding, and as of June 10, 2009 and following the issuance of 11,100,000 Series 12 redeemable preferred shares on April 21, 2011, 474,199,587 common shares and 54,811,000 preferred shares were issued and outstanding. See “Item 10.B. Memorandum and Articles of Incorporation — Description of Preferred Stock.”

As of December 31, 2010, the latest date on which we closed our shareholders’ registry, 384 shareholders of record were chartered as U.S. persons, holding in the aggregate 20.9% of our then total outstanding shares (including Citibank, N.A., as the depositary for our American depositary shares, each representing two shares of our common stock).

ITEM 7.B. Related	Party Transactions

Since the beginning of the preceding three financial years, none of our directors or officers has or had any transactions with us that are or were unusual in their nature or conditions or significant to our business, other than as set forth below and also described in note 33 to our consolidated financial statements included in this annual report.

In December 2001, BNP Paribas acquired 4.00% of our common stock in return for an investment of approximately (Won)155 billion in cash pursuant to an alliance agreement. Under the terms of the alliance agreement, for so long as BNP Paribas does not sell or otherwise transfer (except to any of its wholly-owned subsidiaries) any portion of its ownership interest in our common stock and maintains, after any issuances of new shares by us from time to time, its shareholding percentage of not less than 3.5% of our issued common stock, we are required to call a meeting of our shareholders to recommend that one nominee of BNP Paribas be elected to our board of directors. In addition, under the alliance agreement, BNP Paribas has the right to subscribe for new issuances of our common shares in the event that such new issuances would result in the dilution of the shareholding percentage of BNP Paribas below 3.5%. As of December 14, 2010, BNP Paribas Group held 30,106,276 shares, or 6.35%, of our total common stock.

As of December 31, 2010, the outstanding balance of beneficiary certificates invested into Shinhan BNP Paribas Asset Management was (Won)330 billion.

In 2002, we entered into a joint venture agreement with BNP Paribas Asset Management, the asset management affiliate of BNP Paribas, under which we sold to BNP Paribas Asset Management 50% interest minus one share of our wholly-owned subsidiary, Shinhan Investment Trust Management, after which Shinhan Investment Trust Management was renamed Shinhan BNP Paribas Investment Trust Management Co., Ltd. In January 2009, we and BNP Paribas agreed to merge Shinhan BNP Paribas Investment Trust Management and Asset Management, our wholly-owned subsidiary, to form Shinhan BNP Paribas Asset Management, of which we and BNP Paribas Investment Partners hold 65:35 equity interest, respectively.

On June 26, 2009, we sold 4,700,001 common shares, or approximately 35%, of Cardif Life Insurance Company, a 50:50 joint venture with BNP Paribas Assurance (formerly known as Cardif S.A.), to BNP Paribas Assurance for (Won)23 billion. Following this transaction, BNP Paribas Assurance owns approximately 85% of Cardif Life Insurance Company. Since we as a financial holding company are not allowed to maintain an equity interest of less than 50% in an entity, we transferred our remaining shares in Cardif Life Insurance Company to Shinhan Bank for (Won)7.26 billion.

As of December 31, 2008, 2009, 2010 and May 31, 2011, we had principal loans outstanding to our directors, executive officers and their affiliates in the principal amount of (Won)254 billion, (Won)7.7 billion, (Won)3.8 billion and (Won)2.7 billion, which were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

ITEM 7.C. Interests	of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

ITEM 8.A Consolidated	Statements and Other Financial Information

See “Item 18. Financial Statements” and our consolidated financial statements included in this annual report.

Legal Proceedings

As of December 31, 2010, we and our subsidiaries were defendants in pending lawsuits (including any government proceedings) in the aggregate claim amount of (Won)374 billion, for which we recorded a provision of (Won)146 billion. Our management believes that these lawsuits will not have a material adverse effect on our financial condition, equity or results of operation.

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

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Korea Exchange for our common stock since 2006, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our American depositary shares since 2006.

	Korea Exchange			New York Stock Exchange
	Closing Price per Common Stock		Average Daily Trading Volume	Closing Price per ADS		Average Daily Trading Volume
	High	Low		High	Low
			(Shares)			(ADSs)
2006	49,500	36,800	1,385,417	106.08	74.05	26,422
2007	66,200	45,450	1,696,165	148.29	96.75	36,042
2008	58,900	25,600	2,206,295	118.35	32.68	79,215
First Quarter	52,500	45,150	1,567,340	113.45	90.97	66,619
Second Quarter	58,900	44,550	1,867,102	118.35	86.79	52,614
Third Quarter	50,300	41,500	2,021,075	98.07	68.47	74,154
Fourth Quarter	42,000	25,600	3,369,664	71.00	32.68	122,474
2009	49,550	20,500	3,219,298	86.42	26.25	115,649
First Quarter	32,950	20,500	4,361,545	50.34	26.25	166,528
Second Quarter	34,000	25,750	3,983,458	56.66	38.24	130,567
Third Quarter	48,950	32,900	2,750,514	82.87	50.56	85,639
Fourth Quarter	49,550	43,200	1,840,262	86.42	74.28	82,481
2010	53,600	39,250	1,830,799	93.82	66.31	53,391
First Quarter	45,700	39,250	1,761,349	81.37	66.37	69,387
Second Quarter	49,100	41,050	1,649,918	88.35	66.31	54,948
Third Quarter	49,200	42,300	1,733,324	84.91	72.77	40,880
Fourth Quarter	53,600	41,950	2,162,985	93.82	73.38	49,150
2011 (through June 14)	53,800	46,250	1,868,497	97.40	82.76	51,903
January	53,800	49,500	1,693,712	95.65	89.03	50,768
February	51,600	47,100	1,647,269	94.52	83.56	45,004
March	50,900	46,350	1,737,786	91.09	82.76	37,308
April	52,500	46,250	2,545,003	97.02	85.29	74,376
May	52,400	47,200	1,774,629	97.40	87.07	57,482
June (through June 14)	51,000	48,850	1,643,798	94.66	90.18	46,193

Source:	Korea Exchange; New York Stock Exchange

ITEM 9.B. Plan	of Distribution

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

The Korea Exchange was established in a form of a limited liability stock company in accordance with the Korean Commercial Code with the minimum paid-in capital of (Won)100 billion in accordance with the Financial Investment Services and Capital Markets Act. The Korea Exchange is presently the only exchange in Korea that serves as a spot market and a futures market. It operates and supervises three market divisions, the KRX KOSPI Market Division, the KRX KOSDAQ Market Division, and the KRX Futures Market Division. It has its principal office in Pusan.

As of December 31, 2010, the aggregate market value of equity securities listed on the Korea Exchange was approximately (Won)1,141.0 trillion. The average daily trading volume of equity securities for 2010 was approximately 379.2 million shares with an average transaction value of (Won)5.6 trillion.

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

	Opening(1)	High	Low	Closing
2001	503.31	715.93	463.54	693.70
2002	698.00	943.54	576.49	627.55
2003	633.03	824.26	512.30	810.71
2004	821.26	939.52	713.99	895.92
2005	893.71	1383.14	866.17	1,379.37
2006	1,389.27	1,464.70	1,192.09	1,434.46
2007	1,435.26	2,085.45	1,345.08	1,897.13
2008	1,853.45	1,901.13	892.16	1,124.47
2009	1,157.40	1,723.17	992.69	1,682.77
2010	1,696.14	2,051.00	1,552.79	2,051.00
2011 (through June 14)	2,070.08	2,228.96	1,923.92	2,076.83

Source: Korea Exchange

Note:

(1)	The figures represent the daily closing price of the first trading day of the respective year.

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

		Total Market Capitalization		Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Millions of Won)	(Thousands of Dollars)(1)	Thousands of Shares	(Millions of Won)	(Thousands of Dollars)(1)
2000	704	188,041,490	148,393,204	306,163	2,602,211	2,053,796
2001	689	255,850,070	192,934,221	473,241	1,997,420	1,506,236
2002	683	258,680,756	215,445,465	857,245	3,041,598	2,533,820
2003	684	355,362,626	298,121,331	542,010	2,216,636	1,859,594
2004	683	412,588,139	398,597,371	372,895	2,232,109	2,156,419
2005	702	655,074,595	648,588,628	467,629	3,157,662	3,126,398
2006	731	704,587,508	757,620,976	279,096	3,435,180	3,693,742
2007	745	951,900,447	1,016,010,724	363,732	5,539,588	5,912,677
2008	763	576,887,540	457,121,664	355,205	5,189,644	4,112,238
2009	770	887,935,183	763,060,356	486,232	5,802,506	4,986,470
2010	889	1,140,966,794	1,009,169,285	379,171	5,607,749	4,959,976
2011 (through June 14)	891	1,166,304,673	1,077,517,252	328,587	7,412,034	6,847,777

Source: Korea Exchange

Note:

(1)	Converted at the Noon Buying Rate at the end of the periods indicated.

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

As the cash deposited with a financial investment company is regarded as belonging to the financial investment company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the financial investment company if a bankruptcy or reorganization procedure is instituted against the financial investment company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that the Korea Deposit Insurance Corporation will, upon the request of the investors, pay each investor up to (Won)50 million per financial institution in case of the financial investment company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. The premiums related to this insurance are paid by financial investment companies. Pursuant to the Financial Investment Services and Capital Markets Act, a financial investment company with a dealing or brokerage license is required to deposit the cash received from its customers with the Korea Securities Finance Corporation, a special entity established pursuant to the Financial Investment Services and Capital Markets Act. Set-off or attachment of cash deposits by securities companies with the Korea Securities Finance Corporation is prohibited. In addition, in the event of bankruptcy or dissolution of the financial investment company, the cash so deposited shall be withdrawn and paid to the customer prior to payment to other creditors of the financial investment company.

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

Reporting Requirements for Holders of Substantial Interests

Under the Financial Investment Services and Capital Markets Act, any person whose direct or beneficial ownership of our common stock with voting rights, whether in the form of shares of common stock or ADSs, certificates representing the rights to subscribe for shares and equity-related debt securities including convertible bonds and bonds with warrants (which we refer to collectively as “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5% or more of the total outstanding shares (including Equity Securities of us held by such persons) is required to report the status of the holdings and the purpose of the holdings (for example, whether intending to seek management control) to the Financial Services Commission and the Korea Exchange within five business days after reaching the 5% ownership level. In addition, any change in the ownership interest subsequent to the report that equals or exceeds 1% of the total outstanding Equity Securities or change in the purpose of the holdings is required to be reported to the Financial Services Commission and the Korea Exchange within five business days from the date of the change (within ten days of the end of the month in which the change occurred, in the case of a person with no intent to seek management control and within ten days of the end of the quarter in which the change occurred, in the case of an institutional investor prescribed by the Financial Services Commission).

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

Our articles of incorporation, which was last amended on March 23, 2011 to reflect a slight amendment to Article 11 of the Enforcement Decree of the Financial Holding Act relating to business objectives, is annexed to this annual report as Exhibit 1.1.

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

General

As of December 31, 2010 and as of the date hereof, our authorized share capital is 1,000,000,000 shares. Our Articles of Incorporation provide that we are authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares. Furthermore, through an amendment of the Articles of Incorporation, we have created new classes of shares in addition to the common shares and the preferred shares. See “— Description of Preferred Stock — Redeemable Preferred Stock (Series 10)” and “— Description of Preferred Stock — Redeemable Convertible Preferred Stock (Series 11).” As of December 31, 2010 and June 28, 2011, the number of our issued and outstanding common shares was 474,199,587 and 474,199,587 respectively.

In August 2003, 9,383,459 redeemable preferred shares were issued as part of our funding for the acquisition of Chohung Bank. On August 19, 2010, we redeemed all 9,383,459 redeemable preferred shares for a total redemption amount (including accrued dividends) of (Won)182,794 million. As of December 31, 2010, there are no outstanding redeemable preferred shares issued in connection to our acquisition of Chohung Bank.

On January 25, 2007, we issued 28,990,000 redeemable preferred shares and 14,721,000 redeemable convertible preferred shares as part of our funding for the acquisition of LG Card, all of which were outstanding as of December 31, 2010 following scheduled redemptions. The terms of the preferred shares issued in connection with the acquisition of Chohung Bank are different from those of the preferred shares issued in connection with the acquisition of LG Card. See “— Description of Preferred Stock — Redeemable Preferred Stock (Series 10)” and “— Description of Preferred Stock — Redeemable Convertible Preferred Stock (Series 11).”

On April 20, 2011, as part of funding for partial redemption of the Series 10 redeemable preferred stock and the Series 11 redeemable convertible preferred stock, we issued 11,100,000 shares of the Series 12 non-voting redeemable preferred stock. See “— Description of Preferred Stock — Redeemable Preferred Stock (Series 12)”. Other than as described above, there are no other preferred shares authorized, issued or outstanding as of the date hereof.

All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form. As of the date hereof, our authorized but unissued share capital consists of 373,684,849 shares. We may issue the unissued shares without further shareholder approval but subject to a board resolution as provided in the Articles of Incorporation. See “— Distribution of Free Shares.” Share certificates are issued in denominations of one, five, ten, 50, 100, 500, 1,000 and 10,000 shares. The par value of our common shares per share is Won 5,000.

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

Other than as set forth above and the dividend rights granted to preferred shareholders as further described in “— Description of Preferred Shares,” our articles of incorporation do not provide special rights to our common or preferred shareholders to share in our profits. For information regarding Korean taxes on dividends, see “—Taxation — Korean Taxation.”

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

Under the Financial Investment Services and Capital Markets Act, members of a company’s employee stock ownership association, whether or not they are shareholders, have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. However, this right is exercisable only to the extent that the total number of shares so acquired and held by such members does not exceed 20% of the total number of shares to be newly issued and shares then outstanding. As of December 31, 2010, the ESOA owned 17,005,029 shares of our common stock.

General Meeting of Shareholders

There are two types of general meetings of shareholders: annual general meetings and extraordinary general meetings. We are required to convene our annual general meeting within three months after the end of each fiscal year. Subject to a board resolution or court approval, an extraordinary general meeting of shareholders may be held when necessary or at the request of our audit committee. In addition, under the Korean Commercial Code, an extraordinary general meeting of shareholders may be held at the request of the shareholders holding shares for at least 6 months of an aggregate of 1.5% or more of the outstanding shares with voting rights of the listed company, subject to a board resolution or court approval. Furthermore, under the Financial Holding Companies Act of Korea, an extraordinary general meeting of shareholders may be held at the request of the shareholders holding shares for at least 6 months of an aggregate of 1.5% (0.75% in the case of a financial holding company (i) whose total assets at the end of the latest fiscal year is (Won)5 trillion or more and (ii) who is in control of two or more subsidiaries, each with total assets of (Won)2 trillion or more) or more of the outstanding shares of the company, subject to a board resolution or court approval. Holders of non-voting shares may be entitled to request a general meeting of shareholders only to the extent the non-voting shares have become enfranchised as described under “— Voting Rights” below (hereinafter referred to as “enfranchised non-voting shares”). Meeting agendas are determined by the board of directors or proposed by holders of an aggregate of 3% or more of the outstanding shares with voting rights by way of a written proposal to the board of directors at least six weeks prior to the meeting. In addition, under the Korean Commercial Code, the meeting agenda may be proposed by the shareholders holding shares for at least 6 months of an aggregate of 1% (0.5% in the case of a listed company whose capital at the end of the latest operating year is (Won)100 billion or more) or more of the outstanding shares of the listed company. Furthermore, under the Financial Holding Companies Act, the meeting agenda may be proposed by the shareholders holding shares for at least 6 months of an aggregate of 0.5% (0.25% in the case of a financial holding company (i) whose total assets at the end of the latest fiscal year is (Won)5 trillion or more and (ii) who is in control of two or more subsidiaries, each with total assets of (Won)2 trillion or more) or more of the outstanding shares of the company. Written notices stating the date, place and agenda of the meeting must be given to the shareholders at least two weeks prior to the date of the general meeting of shareholders; provided, that, notice may be given to holders of 1% or less of the total number of issued and outstanding shares which are entitled to vote, by placing at least two public notices at least two weeks in advance of the meeting in at least two daily newspapers or by using an electronic method defined under the Korean Commercial Code and related regulations at least two weeks in advance of the meeting. Currently, we use The Korea Economic Daily and Maeil Business Newspaper for the publication of such notices. Shareholders who are not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders, and they are not entitled to attend or vote at such meeting. Holders of enfranchised non-voting shares who are on the shareholders’ register as of the record date are entitled to receive notice of the general meeting of shareholders and they are entitled to attend and vote at such meeting. Otherwise, holders of non-voting shares are not entitled to receive notice of or vote at general meetings of shareholders.

The general meeting of shareholders is held at our executive office (which is our registered executive office) or, if necessary, may be held anywhere in the vicinity of our executive office.

Voting Rights

Holders of common shares are entitled to one vote for each share. However, voting rights with respect to common shares that we hold and common shares that are held by a corporate shareholder, more than one-tenth of the outstanding capital stock of which is directly or indirectly owned by us, may not be exercised. Unless stated otherwise in a company’s Articles of Incorporation, the Korean Commercial Code permits holders of an aggregate of 3% (1%, in case of a company whose total assets as at the end of the latest fiscal year is W2 trillion or more) or more of the outstanding shares with voting rights to request cumulative voting when electing two or more directors. Our Articles of Incorporation currently do not prohibit cumulative voting. In addition, under the Korean Commercial Code, in case of appointment of an audit committee member who is an outside director, any shareholder holding more than 3% of the outstanding shares with voting rights shall not exercise its voting rights with respect to any portion of its shares exceeding the 3% limit; and in case of appointment of an audit committee member who is a non-outside director, the largest shareholder (together with certain related persons) holding more than 3% of the outstanding shares with voting rights shall not exercise its voting rights with respect to any portion of its shares exceeding the 3% limit.

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

Register of Shareholders and Record Dates

We maintain the register of our shareholders at our transfer agent’s office in Seoul, Korea. The Korea Securities Depository as our transfer agent, registers transfers of shares on the register of shareholders upon presentation of the share certificates.

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

Description of Preferred Stock

Redeemable Preferred Stock (Series 1 through 8)

In 2003, as part of funding our acquisition of Chohung Bank, we issued non-voting redeemable preferred stock, designated Series 1 through 8, in an aggregate of 52,583,961 shares. All of these shares have been redeemed in accordance with the redemption schedule (including 9,316,792 shares redeemed in 2009 and 9,383,459 shares redeemed on August 19, 2010 at an aggregate redemption price of (Won)182,794 million).

Redeemable Convertible Preferred Stock (Series 9)

In 2003, as part of funding our acquisition of Chohung Bank, we also issued Series 9 redeemable convertible preferred shares all of which were converted into our common shares in 2005 and 2006 in accordance with the terms of such shares.

Redeemable Preferred Stock (Series 10)

On January 25, 2007, as part of funding our acquisition of LG Card, we issued 28,990,000 Series 10 non-voting redeemable preferred shares. These shares are currently entitled to dividends at the following rate: (i) for each year until and including 2011, 7.00% of the subscription price per share; (ii) for 2012, 7.00% of the subscription price per share multiplied by the number of days elapsed from January 1, 2012 to January 25, 2012 and divided by 365, plus ‘R’% of the subscription price, multiplied by the number of days from January 26, 2012 through December 31, 2012 and divided by 365, where R% means the sum of (A) the five-year treasury rate effective on January 25, 2011, (B) 100 basis points and (C) a spread equal to 7.00% less the five-year treasury rate effective on January 25, 2007; and (iv) for 2013 and each year thereafter, R% of the subscription price. The dividend right held by holders of these shares rank senior to the dividend right held by holders of our common shares. If in any fiscal year we do not pay any dividend as provided above, the holders of these shares are entitled to receive such accumulated unpaid dividend prior to the holders of our common shares from the dividends payable in respect of the next fiscal year. If dividends are not paid to the holders of these shares, voting rights attach to such shares. See “— Voting Rights.” We may redeem these shares at any time during the period commencing on the fifth anniversary of the issuance date until the 20th anniversary of the issuance date to the extent that distributable profits are available for such redemption. None of these shares may be redeemed except during the redemption period. There is no maturity date for these shares.

Redeemable Convertible Preferred Stock (Series 11)

On January 25, 2007, as part of funding our acquisition of LG Card, we issued 14,721,000 Series 11 non-voting redeemable convertible preferred shares. These shares are currently entitled to dividends at the following rate: (i) for each year until and including 2011, 3.25% of the subscription price per share; (iii) for 2012, 3.25% of the subscription price per share multiplied by the number of days elapsed from January 1, 2012 to January 25, 2012 and divided by 365, plus ‘R’% of the subscription price, multiplied by the number of days from January 26, 2012 through December 31, 2012 and divided by 365, where R% means the sum of (A) the five-year treasury rate effective on January 25, 2011, (B) 100 basis points and (C) a spread equal to 7.00% less the five-year treasury rate effective on January 25, 2007; and (iv) for 2013 and each year thereafter, R% of the subscription price per share. If in any fiscal year we do not pay any dividend as provided above, the holders of these shares are entitled to receive such accumulated unpaid dividend prior to the holders of our common shares from the dividends payable in respect of the next fiscal year. If dividends are not paid to the holders of these shares, voting rights attach to such shares. See “— Voting Rights.” We may redeem these shares at any time during the period commencing on the fifth anniversary of the issuance date until the 20th anniversary of the issuance date to the extent that distributable profits are available for such redemption. None of these shares may be redeemed except during the redemption period. There is no maturity date for these shares.

The holders of these shares may, at their option, convert all or part of any outstanding such shares into our common shares at any time from the day after the first anniversary of the issuance date until the fifth anniversary of the issuance date, at a conversion rate of one-to-one. None of these shares may be converted except during the conversion period.

Redeemable Convertible Preferred Stock (Series 12)

On April 20, 2011, as part of funding for preferred stocks to be redeemed during the January 2012 redemption period, we issued 11,100,000 Series 12 non-voting redeemable preferred shares for the subscription price of W100,000 per share, or W1,110 billion in the aggregate. These shares are currently entitled to dividends at the following rate: (i) for the period from the issue date until December 31, 2011, 5.58% of the subscription price per share multiplied by a fraction of the number of days from the issue date to and including December 31, 2001 over 365; (ii) for 2012 to and including 2015, 5.58% of the subscription price per share; (iii) for 2016, (x) 5.58% of the subscription price per share, multiplied by a fraction of the number of days from January 1, 2016 to April 19, 2016 over 365, plus (y) ‘R’% of the subscription price, multiplied by a fraction of the number of days from April 20, 2016 to December 31, 2016 over 365, where R% means the sum of (A) the five trading-day average of a designated five-year treasury rate quotes immediately preceding April 20, 2016 and (B) 250 basis points; and (iv) for 2017 and each year thereafter, R% of the subscription price per share.

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

Annual Report

At least one week before the annual general meeting of shareholders, we must make our annual report written in the Korean language and audited nonconsolidated financial statements prepared under the generally accepted accounting principles available for inspection at our principal office and at all of our branch offices. Copies of annual reports, the audited financial statements and any resolutions adopted at the general meeting of shareholders will be made available to our shareholders.

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

Taxation of Dividends on Shares of Common Stock or American Depositary Shares

We will deduct Korean withholding tax from dividends (whether in cash or in shares) paid to you at a rate of 22% (including local income surtax). If you are a qualified resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. See “— Tax Treaties” below for a discussion of treaty benefits. If we distribute to you free shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in capital, such distribution may be subject to a Korean withholding tax.

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

Taxation of Capital Gains from Transfer of Common Shares or American Depositary Shares

As a general rule, capital gains earned by non-residents upon transfer of our common shares or ADSs are subject to a Korean withholding tax at the lower of (1) 11% (including local income surtax) of the gross proceeds realized or (2) 22% (including local income surtax) of the net realized gain, subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs associated with common shares or ADSs, unless exempt from Korean income taxation under an applicable tax treaty between Korea and the country of your tax residence. See “— Tax Treaties” below for a discussion on treaty benefits. Even if you do not qualify for the exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you meet certain requirements for the exemption under Korean domestic tax laws discussed in the following paragraphs.

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

Under the tax law amendments effective for capital gains recognized or to be recognized from disposition of ADSs on or after January 1, 2008, ADSs are viewed as shares of stock for capital gains tax purposes. Accordingly, capital gains from sale or disposition of ADSs are taxed (if taxable) as if such gains are from sale or disposition of shares of our common stock. It should be noted that (i) capital gains earned by you (regardless of whether you have a permanent establishment in Korea) from a transfer of ADSs outside Korea will generally be exempt from Korean income taxation by virtue of the Special Tax Treatment Control Law of Korea, or the STTCL, provided that the issuance of ADSs is deemed to be an overseas issuance under the STTCL, but (ii) in the case where an owner of the underlying shares of stock transfers ADSs after conversion of the underlying shares into ADSs, the exemption under the STTCL described in (i) will not apply. In the case where an owner of the underlying shares of stock transfers the ADSs after conversion of the underlying shares of stock into ADSs, such person is obligated to file corporate income tax returns and pay tax unless a purchaser or a financial investment company with a brokerage license, as applicable, withholds and pays the tax on capital gains derived from transfer of ADSs, as discussed below.

If you are subject to tax on capital gains with respect to a sale of common shares or ADSs, the purchaser or, in the case of a sale of common shares on the Korea Exchange or through a financial investment company with a brokerage license in Korea, the financial investment company is required to withhold Korean tax from the sales proceeds in an amount equal to 11% (including local income surtax) of the gross realization proceeds and to remit the withheld tax to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law or produce satisfactory evidence of your acquisition costs and certain direct transaction costs associated with common shares or ADSs. To obtain the benefit of a tax exemption pursuant to a tax treaty, you must submit to the purchaser, the financial investment company or the ADR depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. See the discussion under “— Tax Treaties” below for an additional explanation of claiming treaty benefits.

Tax Treaties

Korea has entered into a number of income tax treaties with other countries, including the United States, which reduce or exempt Korean withholding tax on the income derived by residents of such treaty countries. For example, under the Korea-U.S. income tax treaty, reduced rates of Korean withholding tax on dividends of 16.5% or 11.0%, respectively (including local income surtax), depending on your shareholding ratio, and an exemption from Korean withholding tax on capital gains are generally available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains. However, under Article 17 (Investment or Holding Companies) of the Korea-U.S. income tax treaty, such reduced rates and exemption do not apply if (1) you are a United States corporation, (2) by reason of any special measures the tax imposed on you by the United States with respect to such dividends or capital gains is substantially less than the tax generally imposed by the United States on corporate profits, and (3) 25% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea-U.S. income tax treaty, the exemption on capital gains does not apply if (a) you have a permanent establishment in Korea and any shares of common stock in which you hold an interest and which gives rise to capital gains are effectively connected with such permanent establishment, (b) you are an individual and you maintain a fixed base in Korea for a period or periods aggregating 183 days or more during the taxable year and your common shares, or ADSs giving rise to capital gains are effectively connected with such fixed base or (c) you are an individual and you are present in Korea for a period or periods of 183 days or more during the taxable year.

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

Depositary receipts, which the ADSs constitute, are included in the scope of securities transfer subject to securities transaction tax effective starting with transfers occurring on or after January 1, 2011. Nonetheless, transfer of depositary receipts listed on a foreign securities exchange similar to the Korea (e.g. the New York Stock Exchange, the NASDAQ National Market) will not be subject to the securities transaction tax.

In principle, the securities transaction tax, if applicable, must be paid by a transferor of common shares. When a transfer is affected through a securities settlement company, such settlement company is generally required to withhold and remit the tax to the tax authorities. When such transfer is made through a financial investment company only, such financial investment company is required to withhold and remit the tax. Where a transfer is affected by a non-resident who has no permanent establishment in Korea by a method other than through a securities settlement company or a financial investment company, the transferee is required to withhold the securities transaction tax.

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

With respect to non-corporate U.S. holders, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Treaty meets these requirements, and we believe we are eligible for the benefits of the Treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Our common shares will generally not be considered readily tradable for these purposes. U.S. Treasury Department guidance indicates that securities such as our ADSs, which are listed on the New York Stock Exchange, are treated as readily tradable on an established securities market in the United States for these purposes. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Furthermore, non-corporate U.S. holders will not be eligible for the rate reduction if we are a passive foreign investment company (as discussed below under “Passive Foreign Investment Company Rules”) in the taxable year in which such dividends are paid or were a passive foreign investment company in the preceding taxable year. If you are a non-corporate U.S. holder, you should consult your own tax advisor regarding the application of these rules given your particular circumstances.

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

Passive Foreign Investment Company Rules

Based upon the past and projected composition of our income and valuation of our assets, we do not believe that we were a passive foreign investment company (a “PFIC”) for 2010, and we do not expect to be a PFIC in

2011 or to become one in the foreseeable future, although there can be no assurance in this regard. However, PFIC status is a factual determination that is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in valuation or composition of our income or assets.

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

Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or were a PFIC in the preceding taxable year. You should consult your tax advisor concerning the determination of our PFIC status and the U.S. federal income tax consequences of holding our common shares or ADSs if we are considered a PFIC in any taxable year.

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

Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date. The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividends, rights offerings), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or un-certificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts via the central clearing and settlement system, The Depository Trust Company (DTC), the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

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

Depositary Payments for the Fiscal Year 2010

In 2010, we received the following payments from Citibank, N.A., acting as depositary for our ADSs:

Reimbursement of settlement infrastructure fees (including DTC fees)	US$	13,252.94
Reimbursement of proxy process expenses (printing, postage and distribution)	US$	25,387.88
Reimbursement of legal fees	US$	233,905.13
Contributions towards our investor relations efforts (i.e. non-deal roadshows, investor conferences and IR agency fees)	US$	439,043.32

Total:	US$	711,589.27

ITEM 13. DEFAULTS,	DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL	MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS	AND PROCEDURES

Disclosure Control

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2010. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2010 were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2010 based on the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2010. The effectiveness of our internal control over financial reporting has been audited by KPMG Samjong, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2010. KPMG Samjong has issued an attestation report on the effectiveness of our internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board, which is included herein.

Attestation Report of the Independent Registered Public Accounting Firm

KPMG Samjong’s attestation report on the effectiveness of internal control over financial reporting can be found on page F-3 of this annual report.

Changes in Internal Controls

There were no changes in our internal control over financial reporting during 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT	COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Taeeun Kwon, Mr. Seok Won Kim and Mr. Ke Sop Yun, our outside director and the chairman of our Audit Committee, are “audit committee financial experts,” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Kwon, Mr. Kim and Mr. Yun are independent as such term is defined in Section 303A.02 of the NYSE Listed Company Manual, Rule 10A-3 under the Exchange Act and the Korea Stock Exchange listing standards.

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

The following table sets forth the aggregate fees billed for professional services rendered by KPMG Samjong Accounting Corp. for the years ended December 31, 2008, 2009 and 2010, our principal accountants for the respective period, depending on the various types of services and a brief description of the nature of such services.

	Aggregate Fees Billed During the Year Ended December 31,
Type of services	2009		2010		Nature of Services
	(In millions of Won)
Audit fees	(Won)	7,214	(Won)	8,151	Audit service for Shinhan Financial Group and its subsidiaries.
Tax fees		287		375	Tax return and consulting advisory service.
All other fees		15		4	All other services which do not meet the three categories above.

Total	(Won)	7,516	(Won)	8,530

Our audit committee generally pre-approves all engagements of our principal accountants pursuant to policies and procedures adopted by it. Our audit committee has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountants to perform audit and non-audit services. Engagement requests must in the first instance be submitted as follows: (i) in the case of audit and non-audit services for our holding company, to our Planning & Financial Management subject to reporting to our Chief Financial Officer; and (ii) in the case of audit and non-audit services for our subsidiaries, to our Audit and

Compliance Team subject to reporting to the Senior Executive Vice President of Audit & Compliance Team. If the request relates to services that would impair the independence of our principal accountants, the request must be rejected. If the engagement request relates to audit and permitted non-audit services, it must be forwarded to the Audit Committee for consideration. To facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority of the following: (i) permitted non-audit services to our holding company, (ii) audit services to our subsidiaries and (iii) permitted non-audit services to our subsidiaries, to one of its members who is “independent” as defined by the Securities and Exchange Commission and the New York Stock Exchange. Such member in our case is Mr. Ke Sop Yun, the chairman of our Audit Committee, and he is required to report any approvals made by them to the Audit Committee at its next meeting. Our Audit Committee meets regularly once every quarter.

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

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs are listed on the New York Stock Exchange, or NYSE. Under Section 303A of the NYSE Listed Company Manual, NYSE-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the NYSE with limited exceptions. Under the NYSE Listed Company Manual, we as foreign private issuers are required to disclose significant differences between NYSE’s corporate governance standards and those we follow under Korean law. The following summarizes some significant ways in which our corporate governance practices differ from those followed by U.S. companies listed on the NYSE under the listing rules of the NYSE:

Majority of Independent Directors on the Board

Under the NYSE listing rules, U.S. companies listed on the NYSE must have a board the majority of which is comprised of independent director satisfying the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act. While as a foreign private issuer, we are exempt from this requirement, but our board of directors is in compliance with this requirement as it currently consists of 11 directors, of which nine directors satisfy the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act. Nine of our directors are also “outside directors” as defined in the Financial Holding Companies Act of Korea. An “outside director” for purposes of the Financial Holding Companies Act and the Korean Commercial Code means a director who does not engage in the regular affairs of the financial holding company, and who is elected at a shareholders meeting, after having been nominated by the outside director nominating committee, and none of the largest shareholder, those persons “specially related” to the largest shareholder of such company, persons who during the past two years have served as an officer or employee of such company, the spouses and immediate family members of an officer of such company, and certain other persons specified by law may qualify as an outside director of such company. Under the Korea Exchange listing rules and the Korean Commercial Code, at least one-fourth of a listed company’s directors must be outside directors provided that there must be at least three outside directors. In the case of “large listed companies” as defined under the Korean Commercial Code, like us, a majority of the directors must be outside directors.

Executive Session

Under the NYSE listing rules, non-management directors of U.S. companies listed on the NYSE are required to meet on a regular basis without management present and independent directors must meet separately at least once per year. There is no such requirement under Korean law or listing standards or our internal regulations.

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

Nomination/Corporate Governance Committee

Under the NYSE listing rules, U.S. companies listed on the NYSE must have a nomination/corporate governance committee composed entirely independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. Under the Korean Commercial Code and other applicable laws, large listed companies, financial holding companies, commercial banks, and certain other financial institutions are required to have an outside director nominating committee of which at least one-half of its members are required to be outside directors. However, there is no requirement to establish a corporate governance committee under applicable Korean law. We currently have a board steering committee which manages corporate governance practices applicable to us. Our outside director nominating committee is formed on an ad hoc basis prior to a general shareholders meeting if the agenda for such meeting includes appointment of an outside director. The composition of the committee is in compliance with the relevant provisions under the Korean Commercial Code and the chairman of the committee must be an outside director pursuant to our outside director recommendation committee regulations. The board steering committee consists of four directors, including three outside directors.

Compensation Committee

Under the NYSE listing rules, U.S. companies listed on the NYSE are required to have a compensation committee which is composed entirely of independent directors. While no such requirement currently exists under applicable Korean law or listing standards, we currently have a compensation committee composed of two outside directors. Two member of the compensation committee satisfies the independent director requirements as set forth in Rule 10A-3 under the Exchange Act.

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

Shareholder Approval of Equity Compensation Plans

Under the NYSE listing rules, shareholders of U.S. companies listed on the NYSE are required to approve all equity compensation plans. We currently have two equity compensation plans, consisting of a performance share plan for directors and key employees and an employee stock ownership plan for all employees. Performance shares are granted pursuant to a board of director resolution, subject to the limit amount set by a resolution at the shareholders’ meeting. There are no requirements relating to the granting of performance shares under applicable Korean laws and our articles of incorporation. Under the Framework Act on Workers’ Welfare and the Enforcement Decree thereunder, a Korean company may issue stock options up to 20% of its issued and outstanding shares by a resolution at the shareholders’ meeting with an individual limit of (Won)6 million for any given year per each member of the employee stock ownership association, if permitted by the articles of incorporation. In addition, if a company is issuing stock options by a 10% of its issued and outstanding shares, only a board of director resolution is required for such issuance if permitted by the Articles of Incorporation. However, we have not adopted such provision in our articles of incorporation.

On April 1, 2010, our performance share plan replaced our stock option plan for directors. Accordingly, no stock options have been granted since April 1, 2010, and our outstanding stock option balance is wholly in connection with stock options granted prior to such date.

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

SHINHAN FINANCIAL GROUP CO, LTD.

By:	/s/ Dong Woo Han
Name: Dong Woo Han
Title: Chairman and Chief Executive Officer

Date: June 28, 2011

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Index to consolidated financial statements	F-1

Report of KPMG Samjong Accounting Corp., Independent Registered Public Accounting Firm, on the consolidated financial statements of Shinhan Financial Group	F-2

Report of KPMG Samjong Accounting Corp., Independent Registered Public Accounting Firm, on the effectiveness of internal control over financial reporting	F-3

Consolidated balance sheets as of December 31, 2009 and 2010 of Shinhan Financial Group	F-4

Consolidated statements of income for the years ended December 31, 2008, 2009 and 2010 of Shinhan Financial Group	F-6

Consolidated statements of changes in equity for the years ended December 31, 2008, 2009 and 2010 of Shinhan Financial Group	F-8

Consolidated statements of cash flows for the years ended December 31, 2008, 2009 and 2010 of Shinhan Financial Group	F-11

Notes to the consolidated financial statements of Shinhan Financial Group	F-14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM —

CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Shinhan Financial Group Co., Ltd. and its subsidiaries (the Group) as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Shinhan Financial Group Co., Ltd. and its subsidiaries as of December 31, 2010 and 2009, the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 and 2 to the consolidated financial statements, in 2010, the Group changed its method of accounting for other-than temporary impairments on debt securities, business combinations and noncontrolling interests in subsidiaries. The Group also changed its method of accounting for fair value measurements in 2008. The accompanying consolidated financial statements as of and for the year ended December 31, 2010 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Korean Won have been translated into dollars on the basis set forth in Note 1 to the consolidated financial statements.

We also have audited, in accordance with the standards of Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated, June 28, 2011 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

/s/    KPMG Samjong Accounting Corp.

Seoul, Korea
June 28, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM —

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

We have audited Shinhan Financial Group Co., Ltd. and its subsidiaries’ (the Group) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Shinhan Financial Group, Co., Ltd. and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated June 28, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/    KPMG Samjong Accounting Corp.

Seoul, Korea
June 28, 2011

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2009 and 2010

	2009		2010		2010
	(in millions of Korean Won, except share data)				(See Note 1) (in thousands of US$, except share data)
ASSETS
Cash and cash equivalents	(Won)	4,363,125	(Won)	5,689,011	$5,031,852
Restricted cash (Note 4)		7,973,917		5,558,687	4,916,582
Interest-bearing deposits		2,164,004		2,378,905	2,104,108
Call loans and securities purchased under resale agreements (Note 5)		1,346,244		2,242,824	1,983,746
Trading assets (Note 6)		11,297,076		15,278,402	13,513,534
Securities:
Available-for-sale securities (Note 7)		27,611,895		27,397,981	24,233,133
Held-to-maturity securities (Note 7)		12,793,618		12,587,018	11,133,043
Loans (net of allowance for loan losses of (Won)3,637,994 in 2009 and (Won)3,395,864 in 2010) (Note 8)		165,593,546		176,589,401	156,190,873
Customers’ liability on acceptances		2,780,290		3,960,725	3,503,207
Premises and equipment, net (Note 9)		2,437,014		2,367,364	2,093,900
Intangible assets (Note 10)		1,266,604		981,440	868,069
Goodwill (Note 10)		3,805,422		3,805,422	3,365,843
Security deposits		1,323,666		1,395,153	1,233,994
Other assets (Notes 11 and 24)		10,153,495		9,800,256	8,668,190

Total Assets	(Won)	254,909,916	(Won)	270,032,589	$238,840,074

LIABILITIES AND EQUITY
Liabilities
Deposits:
Interest-bearing (Note 12)	(Won)	140,808,902	(Won)	149,814,297	$132,508,666
Non-interest-bearing (Note 12)		2,889,587		3,077,886	2,722,347
Trading liabilities (Note 6)		4,565,034		3,615,758	3,198,088
Acceptances outstanding		2,780,290		3,960,725	3,503,207
Short-term borrowings (Note 13)		9,714,857		8,071,259	7,138,917
Secured borrowings (Note 14)		7,944,390		8,295,896	7,337,605
Long-term debt (Notes 15 and 21)		44,794,981		46,495,799	41,124,887
Future policy benefits (Note 16)		8,310,238		10,347,347	9,152,085
Accrued expenses and other liabilities (Notes 17 and 24)		12,552,247		13,145,427	11,626,947

Total Liabilities	(Won)	234,360,526	(Won)	246,824,394	$218,312,749

Commitments and contingencies (Note 31)		—		—	—
Equity
Common stock, (Won)5,000 par value; 1 billion shares authorized; 474,199,587 shares issued and outstanding in 2009 and 2010 (Note 20)	(Won)	2,370,998	(Won)	2,370,998	$2,097,115
Redeemable convertible preferred stock, (Won)5,000 par value; 14,721,000 shares issued and outstanding in 2009 and 2010 (Note 21)		73,605		73,605	65,103
Redeemable preferred stock, (Won)5,000 par value; 28,990,000 shares issued and outstanding in 2009 and 2010 (Note 21)		144,950		144,950	128,206
Additional paid-in capital		8,037,718		8,037,668	7,109,206
Retained earnings (Note 22)		8,621,915		11,032,261	9,757,882
Accumulated other comprehensive income, net of taxes (Note 37)		969,013		1,135,888	1,004,675

Total Group stockholders’ equity	(Won)	20,218,199	(Won)	22,795,370	$20,162,187
Noncontrolling interest		331,191		412,825	365,138

Total Equity	(Won)	20,549,390	(Won)	23,208,195	$20,527,325

Total liabilities and equity	(Won)	254,909,916	(Won)	270,032,589	$238,840,074

See accompanying notes to consolidated financial statements.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Balance Sheets — (Continued)

The following table presents certain assets and liabilities of consolidated VIEs, which are included in the consolidated balance sheet above. The assets and liabilities in the table below exclude intercompany balances that eliminate in consolidation.

	2010		2010
	(in millions of Korean Won)		(in thousands of US$)
Assets of consolidated VIEs that can only be used to settle obligations of consolidated VIEs
Investments	(Won)	2,558,725	$2,263,157
Loans		8,385,612	7,416,957
Other assets		3,358,094	2,970,188

Total assets of consolidated VIEs	(Won)	14,302,431	$12,650,302

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the Group
Debt	(Won)	129,205	$114,280
Secured borrowings		4,684,570	4,143,437
Other liabilities		3,756,074	3,322,195

Total liabilities of consolidated VIEs	(Won)	8,569,849	$7,579,912

See accompanying notes to consolidated financial statements.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Statements of Income

Years Ended December 31, 2008, 2009 and 2010

	2008		2009		2010		2010
	(in millions of Korean Won, except per share data)						(See Note 1) (in thousands of US$, except per share data)
Interest and dividend income
Interest and fees on loans	(Won)	12,109,332	(Won)	10,224,880	(Won)	10,445,763	$9,239,133
Interest and dividends on securities (Note 7)		1,775,081		1,852,178		1,847,460	1,634,052
Interest and dividends on trading assets		468,656		226,732		387,290	342,553
Other interest income		380,871		293,567		343,945	304,214

Total interest income		14,733,940		12,597,357		13,024,458	11,519,952
Interest expense
Interest on deposits		4,714,252		4,188,204		4,096,954	3,623,699
Interest on short-term borrowings (Note 13)		865,695		555,026		376,971	333,426
Interest on secured borrowings		562,735		330,624		225,100	199,098
Interest on long-term debt		2,761,858		2,277,419		2,141,771	1,894,368
Other interest expense		50,028		24,755		9,633	8,520

Total interest expense		8,954,568		7,376,028		6,850,429	6,059,111

Net interest income		5,779,372		5,221,329		6,174,029	5,460,841
Provision for credit losses (Note 8)		1,436,598		2,201,164		672,992	595,252

Net interest income after provision for credit losses		4,342,774		3,020,165		5,501,037	4,865,589
Non-interest income
Commissions and fees (Note 18)		2,595,215		2,700,414		2,641,204	2,336,108
Net trust management fees		69,163		69,420		41,060	36,317
Net trading profits (losses) (Note 6)		584,330		(516,962)		936,572	828,385
Net gains on securities (Note 7)		13,092		321,405		741,190	655,572
Impairment loss on debt securities:
Gross impairment losses on debt securities		(148,894)		(14,262)		(9,190)	(8,127)
Less: Impairment recognized in OCI		—		957		—	—

Net impairment losses on debt securities		(148,894)		(13,305)		(9,190)	(8,127)
Income from other investment		317,211		267,546		332,388	293,993
Net gains (losses) on foreign exchange		(566,751)		956,238		(409,831)	(362,490)
Insurance income		1,329,274		1,229,057		1,040,283	920,116
Other (Note 19)		378,777		670,928		485,859	429,735

Total non-interest income		4,571,417		5,684,741		5,799,535	5,129,609
Non-interest expense
Employee compensation and other benefits (Note 27)		1,817,473		2,000,396		1,934,476	1,711,017
Depreciation and amortization (Notes 9 and 10)		871,416		713,521		604,759	534,901
General and administrative expenses		882,135		868,317		1,037,347	917,519
Credit card fees		700,403		741,744		874,733	773,689
Provision (reversal) for other losses		(18,467)		166,238		57,735	51,065
Insurance fees on deposits		132,705		161,586		191,480	169,361
Other fees and commission expense		422,146		454,077		475,384	420,471
Taxes (except income taxes)		179,009		143,354		179,177	158,480
Insurance operating expense		1,037,797		1,456,306		1,749,176	1,547,123
Other (Note 19)		702,243		431,816		797,591	705,458

Total non-interest expense		6,726,860		7,137,355		7,901,858	6,989,084

Income before income tax expense		2,187,331		1,567,551		3,398,714	3,006,114
Income tax expense (Note 24)		694,931		424,026		576,826	510,194

Net income		1,492,400		1,143,525		2,821,888	2,495,920

Net income attributable to noncontrolling interests		11,701		9,673		(22,634)	(20,020)

Net income attributable to the Group	(Won)	1,480,699	(Won)	1,133,852	(Won)	2,844,522	$2,515,940

See accompanying notes to consolidated financial statements.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Statements of Income — (Continued)

	2008		2009		2010		2010
	(in millions of Korean Won, except per share data)						(See Note 1) (in thousands of US$, except per share data)
Net income per share of common stock (Note 25)
Basic
Net income per share	(Won)	2,993	(Won)	1,957	(Won)	5,512	$4.84

Diluted
Net income per share	(Won)	2,955	(Won)	1,955	(Won)	5,403	$4.73

Average common shares issued and outstanding		417,673,260		461,500,172		474,199,587	474,199,587

Average diluted common shares issued and outstanding		432,394,260		476,221,172		488,920,587	488,920,587

See accompanying notes to consolidated financial statements.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2008, 2009 and 2010

	Common Stock			Preferred Stock			Additional Paid-in Capital		Retained Earnings		Accumulated Other Comprehensive Income (Loss), Net of Taxes		Treasury Stock		Total Group Stockholders’ Equity		Non controlling Interest		Total Equity
	Shares	Amount		Shares	Amount
	(In millions of Korean Won and in thousands of US $, except share and per share data)
Balance at January 1, 2008	396,199,587	(Won)	1,980,998	43,711,000	(Won)	218,555	(Won)	7,147,165	(Won)	6,801,202	(Won)	762,200	(Won)	(28)	(Won)	16,910,092	(Won)	211,450	(Won)	17,121,542
Comprehensive income:
Net income	—		—	—		—		—		1,480,699		—		—		1,480,699		11,701		1,492,400
Foreign currency translation adjustments	—		—	—		—		—		—		142,257		—		142,257		—		142,257
Net unrealized gains (losses) on available-for-sale securities	—		—	—		—		—		—		(308,976)		—		(308,976)		2,855		(306,121)

Total comprehensive income	—		—	—		—		—		1,480,699		(166,719)		—		1,313,980		14,556		1,328,536
Cash dividends ((Won)900 per share)	—		—	—		—		—		(572,004)		—		—		(572,004)		—		(572,004)
Other changes in noncontrolling interest	—		—	—		—		—		—		—		—		—		86,069		86,069

Balance at December 31, 2008	396,199,587	(Won)	1,980,998	43,711,000	(Won)	218,555	(Won)	7,147,165	(Won)	7,709,897	(Won)	595,481	(Won)	(28)	(Won)	17,652,068	(Won)	312,075	(Won)	17,964,143

Balance at January 1, 2009	396,199,587	(Won)	1,980,998	43,711,000	(Won)	218,555	(Won)	7,147,165	(Won)	7,709,897	(Won)	595,481	(Won)	(28)	(Won)	17,652,068	(Won)	312,075	(Won)	17,964,143
Cumulative effect of change — adoption of FAS 115-2	—		—	—		—		—		8,752		(8,752)		—		—		—		—

Adjusted balance at January 1, 2009	396,199,587	(Won)	1,980,998	43,711,000	(Won)	218,555	(Won)	7,147,165	(Won)	7,718,649	(Won)	586,729	(Won)	(28)	(Won)	17,652,068	(Won)	312,075	(Won)	17,964,143
Comprehensive income:
Net income	—		—	—		—		—		1,133,852		—		—		1,133,852		9,673		1,143,525
Foreign currency translation adjustments	—		—	—		—		—		—		(67,906)		—		(67,906)		(311)		(68,217)
Net unrealized gains (losses) on available-for-sale securities	—		—	—		—		—		—		449,990		—		449,990		(1,458)		448,532

Total comprehensive income	—		—	—		—		—		1,133,852		382,084		—		1,515,936		7,904		1,523,840
Issuance of common stock	78,000,000		390,000	—		—		885,260		—		—		—		1,275,260		—		1,275,260
Cash dividends ((Won)900 per share)	—		—	—		—		—		(230,586)		—		—		(230,586)		—		(230,586)
Sale of treasury stock	—		—	—		—		(3)		—		—		28		25		—		25
Changes in the Group’s ownership interest in subsidiary	—		—	—		—		5,296		—		200		—		5,496		(5,496)		—
Other changes in noncontrolling interest	—		—	—		—		—		—		—		—		—		16,708		16,708

Balance at December 31, 2009	474,199,587	(Won)	2,370,998	43,711,000	(Won)	218,555	(Won)	8,037,718	(Won)	8,621,915	(Won)	969,013	(Won)	—	(Won)	20,218,199	(Won)	331,191	(Won)	20,549,390

See accompanying notes to consolidated financial statements.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Statements of Changes in Equity — (Continued)

	Common Stock			Preferred Stock			Additional Paid-in Capital		Retained Earnings		Accumulated Other Comprehensive Income (Loss), Net of Taxes		Treasury Stock		Total Group Stockholders’ Equity		Non controlling Interest		Total Equity
	Shares	Amount		Shares	Amount
	(In millions of Korean Won and in thousands of US $, except share and per share data)
Balance at January 1, 2010	474,199,587	(Won)	2,370,998	43,711,000	(Won)	218,555	(Won)	8,037,718	(Won)	8,621,915	(Won)	969,013	(Won)	—	(Won)	20,218,199	(Won)	331,191	(Won)	20,549,390
Cumulative effect of change — adoption of FAS 167	—		—	—		—		—		(13,910)		—		—		(13,910)		1,986		(11,924)

Adjusted balance at January 1, 2010	474,199,587	(Won)	2,370,998	43,711,000	(Won)	218,555	(Won)	8,037,718	(Won)	8,608,005	(Won)	969,013	(Won)	—	(Won)	20,204,289	(Won)	333,177	(Won)	20,537,466
Comprehensive income:
Net income	—		—	—		—		—		2,844,522		—		—		2,844,522		(22,634)		2,821,888
Foreign currency translation adjustments	—		—	—		—		—		—		7,949		—		7,949		(95)		7,854
Net unrealized gains (losses) on available-for-sale securities	—		—	—		—		—		—		165,960		—		165,960		1,138		167,098
Net gains (losses) on cash flow hedges	—		—	—		—		—		—		(7,034)		—		(7,034)		—		(7,034)

Total comprehensive income	—		—	—		—		—		2,844,522		166,875		—		3,011,397		(21,591)		2,989,806
Issuance of common stock	—		—	—		—		—		—		—		—		—		—		—
Cash dividends ((Won)400 per share)	—		—	—		—		—		(420,266)		—		—		(420,266)		—		(420,266)
Changes in the Group’s ownership interest in subsidiary	—		—	—		—		(50)		—		—		—		(50)		(2,442)		(2,492)
Other changes in noncontrolling interest	—		—	—		—		—		—		—		—		—		103,681		103,681

Balance at December 31, 2010	474,199,587	(Won)	2,370,998	43,711,000	(Won)	218,555	(Won)	8,037,668	(Won)	11,032,261	(Won)	1,135,888	(Won)	—	(Won)	22,795,370	(Won)	412,825	(Won)	23,208,195

See accompanying notes to consolidated financial statements.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Statements of Changes in Equity — (Continued)

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net of Taxes	Treasury Stock	Total Group Stockholders’ Equity	Non controlling Interest	Total Equity
	Shares	Amount	Shares	Amount
	(In millions of Korean Won and in thousands of US $, except share and per share data)
Balance at January 1, 2010	474,199,587	$2,097,115	43,711,000	$193,309	$7,109,251	$7,625,964	$857,080	$—	$17,882,719	$292,933	$18,175,652
Cumulative effect of change — adoption of FAS 167	—	—	—	—	—	(12,303)	—	—	(12,303)	1,757	(10,546)

Adjusted balance at January 1, 2010	474,199,587	$2,097,115	43,711,000	$193,309	$7,109,251	$7,613,661	$857,080	$—	$17,870,416	$294,690	$18,165,106
Comprehensive income:
Net income	—	—	—	—	—	2,515,940	—	—	2,515,940	(20,020)	2,495,920
Foreign currency translation adjustments	—	—	—	—	—	—	7,029	—	7,029	(84)	6,945
Net unrealized gains (losses) on available-for-sale securities	—	—	—	—	—	—	146,788	—	146,788	1,007	147,795
Net gains (losses) on cash flow hedges	—	—	—	—	—	—	(6,222)	—	(6,222)	—	(6,222)

Total comprehensive income	—	—	—	—	—	2,515,940	147,595	—	2,663,535	(19,097)	2,644,438
Issuance of common stock	—	—	—	—	—	—	—	—	—	—	—
Cash dividends ((Won)900 per share)	—	—	—	—	—	(371,719)	—	—	(371,719)	—	(371,719)
Changes in the Group’s ownership interest in subsidiary	—	—	—	—	(45)	—	—	—	(45)	(2,159)	(2,204)
Other changes in noncontrolling interest	—	—	—	—	—	—	—	—	—	91,704	91,704

Balance at December 31, 2010	474,199,587	$2,097,115	43,711,000	$193,309	$7,109,206	$9,757,882	$1,004,675	$—	$20,162,187	$365,138	$20,527,325

See accompanying notes to consolidated financial statements.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2008, 2009 and 2010

	2008		2009		2010		2010
	(in millions of Korean Won)						(See Note 1) (in thousands of US$)
Cash flows from operating activities
Net income	(Won)	1,492,400	(Won)	1,143,525	(Won)	2,821,888	$2,495,920
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses		1,436,598		2,201,164		672,992	595,252
Provision (reversal) for future policy benefit		(71,059)		526,463		835,539	739,023
Depreciation and amortization		871,416		713,521		604,759	534,901
Accretion of discounts on long-term debt		140,635		50,148		73,738	65,220
Amortization on deferred loan origination fees and costs		151,073		94,411		114,000	100,832
Amortization on investment debt securities		(32,279)		(18,746)		(14,657)	(12,964)
Net gain on equity investments		(53,067)		(61,362)		(68,465)	(60,556)
Net trading (profits) losses		(584,330)		516,962		(936,572)	(828,385)
Net gain on sale of available-for-sale securities		(110,463)		(416,196)		(742,095)	(656,372)
Impairment loss on securities		246,265		108,096		10,095	8,927
Net (gain) loss on sale of premises and equipment		(1,604)		(14,140)		5,685	5,028
Provision (reversal) for other losses		(18,467)		166,238		57,735	51,065
Net (gain) losses on sales of other assets		(99,821)		(87,340)		(72,211)	(63,869)
Gain on deconsolidation		—		(31,933)		—	—
Net unrealized foreign exchange (gains) losses		805,429		(1,093,482)		211,319	186,909
Expense (reversal) on stock option		(114,058)		52,077		31,230	27,622
Impairment loss on goodwill		128,394		59,517		—	—
Impairment loss on other investments		33,206		14,802		105,546	93,354
Net (gain) loss on sale of loans		(1,196)		(26,189)		38,235	33,818
Net changes in:
Restricted cash		(2,304,511)		(939,905)		2,415,229	2,136,238
Trading assets		(7,934,088)		6,881,682		(1,129,967)	(999,440)
Other assets		(1,714,095)		1,756,950		629,788	557,039
Trading liabilities		9,322,022		(7,265,631)		(1,012,209)	(895,285)
Accrued expenses and other liabilities		2,315,268		(2,616,515)		1,742,086	1,540,851

Net cash provided by operating activities		3,903,668		1,714,117		6,393,688	5,655,128

See accompanying notes to consolidated financial statements.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows — (Continued)

	2008		2009		2010		2010
	(in millions of Korean Won)						(See Note 1) (in thousands of US$)
Cash flows from investing activities
Net change in interest-bearing deposit assets	(Won)	(533,050)	(Won)	(562,124)	(Won)	81,723	$72,282
Net change in call loans and securities purchased under resale agreements		(2,158,154)		1,483,791		(920,249)	(813,947)
Proceeds from sales of available-for-sale securities		2,473,684		1,561,005		4,383,889	3,877,489
Proceeds from maturities of available-for-sale securities		7,274,598		12,351,877		13,257,354	11,725,946
Purchases of available-for-sale securities		(16,325,479)		(11,668,839)		(16,437,650)	(14,538,874)
Proceeds from maturities of held-to-maturity securities		6,237,970		2,224,973		2,366,064	2,092,751
Purchases of held-to-maturity securities		(6,680,646)		(6,345,609)		(2,127,413)	(1,881,667)
Loan originations and principal collections, net		(16,141,642)		(5,477,713)		(11,179,343)	(9,887,973)
Proceeds from sales of premises and equipment		92,158		69,583		27,497	24,321
Purchases of premises and equipment		(411,017)		(382,246)		(283,128)	(250,423)
Net change in security deposits		(38,904)		6,185		(71,487)	(63,229)
Increase in goodwill		—		(3,303)		—	—
Acquisition of subsidiaries, net of cash acquired		(46,278)		—		13,172	11,651
Deconsolidation of subsidiaries		—		(1,409)		—	—
Proceeds from sales of equity method investments		8,613		121,902		92,241	81,586
Acquisition of equity method investments		(264,136)		(114,535)		(142,081)	(125,668)
Net change in other investments		(395,972)		(749,297)		(127,466)	(112,744)

Net cash used in investing activities		(26,908,255)		(7,485,759)		(11,066,877)	(9,788,499)

Cash flows from financing activities
Net increase in interest-bearing deposit liabilities		14,955,203		25,310,495		5,789,219	5,120,484
Net increase (decrease) in non-interest-bearing deposits		(220,276)		(52,447)		188,298	166,547
Net increase (decrease) in short-term borrowings		7,079,775		(13,220,611)		(1,166,700)	(1,031,930)
Proceeds from issuance of secured borrowings		4,503,126		2,434,546		2,508,416	2,218,659
Repayment of secured borrowings		(5,826,397)		(4,685,501)		(2,845,920)	(2,517,176)
Proceeds from issuance of long-term debt		13,097,327		16,136,245		15,758,917	13,938,544
Repayment of long-term debt		(12,673,038)		(17,171,152)		(13,815,772)	(12,219,861)
Proceed from the issuance of common stock		—		1,275,260		—	—
Sale of treasury stock		—		25		—	—
Cash dividends paid		(572,004)		(230,586)		(420,266)	(371,719)
Increase of noncontrolling interest		2,328		16,690		101,188	89,500

Net cash provided by financing activities		20,346,044		9,812,964		6,097,380	5,393,048

Effect of exchange rate changes on cash		443,514		(1,042,974)		(98,305)	(86,949)

Net increase (decrease) in cash and cash equivalents		(2,215,029)		2,998,348		1,325,886	1,172,728
Cash and cash equivalents
Beginning of year		3,579,806		1,364,777		4,363,125	3,859,124

End of year	(Won)	1,364,777	(Won)	4,363,125	(Won)	5,689,011	$5,031,852

See accompanying notes to consolidated financial statements.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows — (Continued)

	2008		2009		2010		2010
	(in millions of Korean Won)						(See Note 1) (in thousands of US$)

Supplemental disclosure of cash flow information
Cash paid for interest	(Won)	8,297,836	(Won)	8,085,712	(Won)	6,823,481	$6,035,274
Cash paid for income taxes		985,904		700,844		695,320	615,001

Supplemental disclosure of non-cash investing and financing activities
Securities and other investments received in connection with loan restructuring		—		6,519		26,198	23,171
Securities and other investments received in connection with suspense receivable as credit restructuring		—		33,553		21,283	18,825
Increase in cumulative translation adjustments, net of taxes		142,257		(67,906)		7,949	7,031
Increase (decrease) in unrealized gains (losses) on available-for-sale securities, net of taxes		(308,976)		441,438		158,926	140,568
Increase in premises and equipment transferred from other receivables		—		—		—	—
Increase in equity method investment due to deconsolidation		—		126,795		—	—

See accompanying notes to consolidated financial statements.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2008, 2009 and 2010

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

The principal subsidiaries of the Group at December 31 are as follows:

	Country of Incorporation	Percentage of ownership(1)
		2008	2009	2010
Shinhan Bank	Korea	100%	100%	100%
Shinhan Investment Corp. (Formerly Good Morning Shinhan Securities Co., Ltd.)(2)	Korea	100%	100%	100%
Shinhan Card Co., Ltd.	Korea	100%	100%	100%
Shinhan Capital Co., Ltd.	Korea	100%	100%	100%
Jeju Bank	Korea	62.42%	68.88%	68.88%
Shinhan Credit Information Co., Ltd.	Korea	100%	100%	100%
Shinhan Private Equity Inc.	Korea	100%	100%	100%
Shinhan Life Insurance Co., Ltd.	Korea	100%	100%	100%
SHC Management Co., Ltd.	Korea	100%	100%	100%
Shinhan Data System Co., Ltd	Korea	100%	100%	100%

Note:

(1)	Direct and indirect ownership are combined. All holdings are in common stock of the respective subsidiaries.

(2)	On August 24, 2009, the former Good Morning Shinhan Securities Co., Ltd. changed its name to “Shinhan Investment Corp.”.

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

Principles of Consolidation

The consolidated financial statements, presented in accordance with U.S. generally accepted accounting principles (US GAAP), include the accounts of Shinhan Financial Group Co., Ltd. and its majority-owned subsidiaries. The Group consolidates subsidiaries in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. All significant intercompany transactions and balances have been eliminated in consolidation. Operating results of companies purchased are included from the dates of the acquisition. Assets held in an agency or trust management capacities are not included in the consolidated financial statements. The Group accounts for investments in companies in which it owns voting or economic interest of 20 % to 50 % and for which it has significant influence over operating and financing decisions using the equity method of accounting and the pro rata share of their income (loss) is included in other noninterest income (expense). Investments in joint ventures, where the Group does not have unilateral control, are also accounted for using the equity method of accounting. Investments in companies where the Group owns less than 20% and does not have the ability to exercise significant influence over operating and financing decisions are

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

accounted for using the cost method of accounting. Income from these investments is recognized when dividends are received. As discussed below, the Group consolidates entities deemed to be variable interest entities (VIEs) when the Group is determined to be the primary beneficiary of the VIEs. Gains and losses on the disposition of branches, subsidiaries, affiliates, buildings, and other investments and charges for management’s estimate of impairment in their value that is other than temporary, such that recovery of the carrying amount is deemed unlikely, are included in other non-interest income or expense.

Variable Interest Entities

An entity is referred to as a variable interest entity (VIE) if it meets the criteria outlined in ASC 810 (formerly FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities (revised December 2003) (FIN 46(R) and SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (SFAS 167)), which are: (1) the entity has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) as a group, the holders of equity investment at risk lack any one of the following two characteristics:

a. The power, through voting rights or similar rights, to direct the activities that most significantly impact the entity’s economic performance

b. The obligation to absorb expected losses or the right to receive the expected residual returns of the entity

In addition, a VIE must be consolidated by the Group if it is deemed to be the primary beneficiary of the VIE, which is the party involved with the VIE that has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The Group provides asset management services, line of credit, and purchase commitment for the underlying assets securitized by the consolidated VIEs. In return for these services, the Group receives a commission, such as commitment fee and management fee. For more information about the amount of this financial support to consolidated VIEs, see Note 36.

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

However, these VIEs as well as all other unconsolidated VIEs are continually monitored by the Group to determine if any events have occurred that could cause its primary beneficiary status to change. These events include:

•	additional purchases or sales of variable interests by the Group or an unrelated third party, which cause the Group’s overall variable interest ownership to change;

•	changes in contractual arrangements in a manner that reallocates losses or residual returns among the variable interest holders;

•	changes in the party that has power to direct activities of a VIE that most significantly impact the entity’s economic performance; and

•	providing support to an entity that results in an implicit variable interest.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Foreign Currency Translation

Assets, liabilities and operations of foreign branches and subsidiaries are recorded based on the functional currency of each entity. For certain foreign operations, the functional currency is the local currency or the US dollar, in which case assets and liabilities are translated, for consolidation purposes, at the current exchange rates from the functional currency to the reporting currency, the Korean Won. Income and expenses are translated at the weighted-average exchange rate for the reporting period. The resulting translation adjustments are reported as a component of accumulated other comprehensive income within equity on an after-tax basis.

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

Use of Estimates

The preparation of the consolidated financial statements requires management of the Group to make certain estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include allowances for loan losses and off-balance sheet credit instruments, impairment of goodwill and intangible assets, fair value measurements, consolidation decision for special purpose entities, contingent liabilities, future policy benefits, deferred policy acquisition costs, valuation allowance for deferred tax assets, valuation of businesses acquired, useful lives of property and equipment and definite lived intangible assets, share-based compensation, valuation of derivative instruments and other than temporary impairment for securities. Actual results could differ from those estimates.

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

Transfers of loans to third parties are accounted for as sales when control is surrendered to the transferee. The Group derecognizes such loans from the balance sheet including any related allowance and deferred loan origination costs, and recognizes all assets obtained, and liabilities incurred, including any recourse obligations to the transferee, at fair value. Any resulting gain or loss on the sales is recognized in earnings. Conversely, the Group recognizes loans transferred from third parties on the balance sheet when the Group obtains control of the loans or participates in a loan originated by another financial institution.

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

The Group began to use, with respect to the guarantees and acceptances, past three years average actual conversion ratio of impaired guarantee as credit conversion factor (“CCF”) in calculating exposure at default (“EAD”) of impaired guarantee, considering the relieved global economic crisis in 2010. Previously, the Group used 100% as CCF applied to impaired guarantee in calculating EAD.

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

Transfers of Financial Assets

For a transfer of financial assets to be considered a sale, the assets must have been isolated from the Group, even in bankruptcy or other receivership; the purchaser must have the right to sell or pledge the assets transferred and the Group does not maintain effective control. If these sale requirements are met, the assets are removed from the Group’s consolidated balance sheet. If the conditions for sale are not met, the transfer is considered to be a secured borrowing, and the assets remain on the consolidated balance sheet. The sale proceeds are recognized as the Group’s liability. A legal opinion on a sale is generally obtained for complex transactions or where the Group has continuing involvement with assets transferred or with the securitization entity. Those opinions must state that the asset transfer is considered a sale and that the assets transferred would not be consolidated with other assets in the event of the Group’s insolvency.

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

The Group’s finite-lived intangible assets are comprised of core deposit, credit card relationship, brokerage customer relationship, Korea Securities Finance Corporation (KSFC) deposit and valuation of business acquired (VOBA) intangibles. Core deposit intangibles represent the value of the funding provided by a base of acquired demand and savings accounts, which the Group can expect to maintain for an extended period of time because of generally stable customer relationships. Credit card relationship and brokerage customer relationship intangibles reflect the value of revenues to be derived from a base of acquired customer credit card and brokerage accounts’ activities, which the Group can expect to maintain for an extended period of time. KSFC deposit intangibles represent the positive spread realized on the differences between the interest rate paid to the customers and the interest rate paid on the deposit with KSFC, which the Group can expect to maintain for an extended period of time. VOBA intangible represents the present value of future profits embedded in the acquired business, which is determined by estimating the net present value of future cash flows from the contracts in force at the date of acquisition. The Group has established VOBA primarily for its acquired traditional, interest-sensitive and variable businesses. Each of the traditional and interest-sensitive businesses is composed of life insurance and annuity contacts.

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

Separate Account Assets and Liabilities

Separate account assets and liabilities are reported at fair value and represent segregated funds that are invested for certain policyholders. The assets consist of equity securities, policy loans and cash equivalents. The assets of each account are legally segregated and are generally not subject to claims that arise out of any other

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

business of the Group. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Group with respect to certain accounts. The investment income and gains or losses for separate accounts generally accrue to the policyholders and are not included in the consolidated statements of income. Separate account assets and liabilities are included in other assets and accrued expenses and other liabilities, respectively, and amounted to (Won)1,090,887 million and (Won)1,351,595 million as of December 31, 2009 and 2010, respectively.

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

Co-Branding Credit Card Arrangements

The Group has co-brand arrangements with certain vendors that entitle a cardholder to receive benefits, such as airline frequent-flyer points, based on purchases made with the credit card. These arrangements have remaining terms not exceeding five years. The Group makes monthly payments to certain co-brand partners based on the volume of cardholders’ purchases and on the number of points awarded to cardholders, and to the other co-brand partners, based on the numbers of points redeemed by the cardholders. The payments to the co-brand partners are estimated based on historical payment experience and are recorded in accrued expenses and other liabilities.

Dormant Accounts

Customers’ deposits with a positive balance but no earnings for an extended period of time are considered dormant accounts. The Group elected to transfer the dormant accounts of consumer deposits to a dormant account foundation in accordance with regulations on dormant accounts and has accounted for such amounts as other liabilities. The Group recognized gain on dormant accounts of corporate deposits excluding expected redemption amounts as other non-interest income.

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

The Group accounts for income tax uncertainties under ASC 740-10, which requires a two-step process in evaluating income tax positions. In the first step, an enterprise determines whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions meeting the more-likely-than-not recognition threshold are then measured to determine the amount of benefit eligible for recognition in the financial statements. Each income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon settlement. The Group classifies interest and penalties related to unrecognized tax benefits as a component of income tax expense.

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

Convenience Translation

The Group operates primarily in Korea and its official accounting records are maintained in Korean Won. The US dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in US dollars at the rate of (Won)1,130.60: US$1, the United States Federal Reserve Bank of New York noon buying exchange rate in effect on December 31, 2010. Such convenience translation into US dollar should not be construed as representations that the Korean Won amounts have been, could have been, or could in the future be converted into US dollars at this or any other rate of exchange.

Reclassification

Certain reclassifications have been made in the prior years’ consolidated financial statements to conform to the current year presentation for comparative purposes.

2.	Accounting Changes and Future Application of Accounting Standards

ASU No. 2009-05, FV Measurements and Disclosures — Measuring Liabilities at FV (ASC 820)

In August 2009, the FASB issued accounting standard updates to clarify how the fair value measurement principles should be applied to measuring liabilities carried at fair value. The update explains how to prioritize market inputs appropriate for debt obligations that are restricted from being transferred to another obligor. The update is effective for the first reporting period (including interim period) beginning after issuance, and adoption of ASU 2009-05 did not have material impact to the Group’s consolidated financial statements.

Effect of a Loan Modification When the Loan is Part of a Pool Accounted for as a Single Asset

In April 2010, the FASB issued Accounting Standard Update (ASU) 2010-18, Effect of a Loan Modification When the Loan is Part of a Pool Accounted for as a Single Asset. As a result of the amendments in this update, modifications of loans that are accounted for within a pool under Subtopic 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality, do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity is required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

change. This update became effective for loan modifications occurring in reporting periods ending on or after July 15, 2010 and had no impact on the Group’s consolidated financial statements.

Disclosures about the Credit Quality of Financing Receivables

In July 2010, the FASB issued ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit losses (ASC 310), The ASU 2010-20(ASC 310) enhances disclosures about the credit quality of financing receivables and the allowance for credit losses. This update defines a portfolio segment as the level at which an entity develops and documents a systematic methodology to determine the allowance for credit losses, and a class of financing receivables as the level of disaggregation of portfolio segments based on the initial measurement attribute, risk characteristics and methods for assessing risk. The Group’s portfolio segments are commercial, consumer and credit cards loans. The classes in the commercial portfolio segments are commercial & industrial, other commercial and foreign. The classes in the consumer portfolio segments are mortgage, home equity and other consumer. The class of credit cards comes into its portfolio segment. Under this new accounting guidance, the allowance is presented by portfolio segment. The disclosures are effective for reporting periods ending on or after December 15, 2010. Additionally, the disclosures about activity that occurs during a reporting period are effective for reporting periods beginning on or after December 15, 2010. The Group adopted the portions of this update which were effective at December 31, 2010. The required disclosures are included in Note 8.

Elimination of Qualifying Special Purpose Entities(QSPEs) and Changes in the Consolidation Model for Variable Interest Entities (VIEs)

In June 2009, the FASB issued SFAS No.166, Accounting for Transfers of Financial Assets, an amendment to FASB Statement No.140. This statement removed (1) the concept of a QSPE from ASC 860 — Transfers and Servicing and (2) the exceptions from applying ASC 810 — Consolidation to QSPEs. This statement amends ASC 860 to revise and clarify the derecognition requirements for transfers of financial assets and the initial measurement of beneficial interests that are received as proceeds by a transferor in connection with transfers of financial assets. This statement also requires additional disclosure about transfers of financial assets and a transferor’s continuing involvement with such transferred financial assets. The Group adopted this statement on January 1, 2010 and the impact of the adoption was not material to its financial condition, results of operations or cash flows.

In June 2009, the FASB issued SFAS No.167, Amendments to FASB Interpretation No. 46 (R). This statement amends ASC 810 to require ongoing assessments to determine whether an entity is VIE and whether an enterprise is the primary beneficiary of a VIE. This statement also amends the guidance for determining which enterprise, if any, is the primary beneficiary of a VIE by requiring the enterprise to initially perform a qualitative analysis to determine if the enterprise’s variable interest or interests give it a controlling financial interest. Consolidation is based on a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. If a company has control and the right to receive benefits or the obligation to absorb losses which could potentially be significant to the VIE, then consolidation is required. This statement also requires additional disclosure about transfers of financial assets and a transferor’s continuing involvement with such transferred financial assets. The Group adopted this statement on January 1, 2010 and the impact of adoption resulted in a decrease in shareholder’s equity of (Won)11,924 million, increases in total assets and total liabilities of (Won)4,019,736 million and (Won)4,031,660 million, respectively, as of January 1, 2010.

In February 2010, the FASB issued ASU 2010-10, Consolidation (Topic 810), Amendments for Certain Investment Funds. ASU 2010-10 provides a deferral of the requirement of ASC 810 for certain investment entities that have the attributes of entities subject to ASC 946 and registered money market funds as well as all other unregistered funds that operate in a similar manner as registered money market funds. The Group has determined that a majority of the investment vehicles invested by the Group are provided a deferral from the

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

requirements of SFAS 167 because they meet the criteria for a deferral provided in ASU 2010-10. These vehicles continue to be evaluated under the requirements ASC 810 before amendment by SFAS 167.

Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements. This ASU requires disclosing the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and to describe the reasons for the transfers. The disclosures are effective for reporting periods beginning after December 15, 2009. Additionally, disclosures of the gross purchases, sales, issuances and settlements activity in Level 3 fair value measurements will be required for fiscal years beginning after December 15, 2010.

Change in Accounting for Embedded Credit Derivatives

In March 2010, the FASB issued ASU 2010-11, Scope Exception Related to Embedded Credit Derivatives. This ASU clarifies that certain embedded derivatives, such as those contained in certain securitizations, CDOs and structured notes, should be considered embedded credit derivatives subject to potential bifurcation and separate fair value accounting. The ASU allows any beneficial interest issued by a securitization vehicle to be accounted for under the fair value option at transition on July 1, 2010. Adoption of ASU 2010-11 did not have material impact to the Group’s financial statements.

3.	Business Changes and Developments

Incorporation of Shinhan Bank Kazakhstan

In March 2008, the Group incorporated Shinhan Bank Kazakhstan as a wholly-owned subsidiary of Shinhan Bank, a wholly-owned subsidiary of the Group.

Incorporation of Shinhan Bank China Ltd.

In April 2008, the Group incorporated Shinhan Bank (China) Ltd. as a wholly-owned subsidiary of Shinhan Bank, a wholly-owned subsidiary of the Group.

Acquisition of AITAS

In May 2008, the Group acquired 56.63% stake in AITAS. As a result of a series of further acquisitions, the Group owns 89.58% as of December 31, 2008. Subsequently, in September 2008, Shinhan Bank sold its fund management business to AITAS for (Won)3,070 million. The Group recognized goodwill of (Won)42,693 million in connection with acquisition of AITAS.

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

In September 2008, the Group incorporated Shinhan Bank Canada.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Acquisition and Merger in 2009 of Shinhan BNP Paribas Investment Trust Management Co., Ltd and SH Asset Management Co., Ltd.

In 2008, the Group reached an agreement with BNP Paribas S.A. (“BNP Paribas”) to merge Shinhan BNP Paribas Investment Trust Management Co., Ltd. (“Shinhan BNP Paribas Investment Trust Management”) and SH Asset Management Co., Ltd. (“SH Asset Management”) Shinhan BNP Paribas Investment Trust Management is a joint venture between the Group and BNP Paribas, and SH Asset Management Co., Ltd. is a wholly-owned subsidiary of the Group. The merger was completed on January 1, 2009 with Shinhan BNP Paribas Investment Trust Management being the surviving entity and renamed Shinhan BNP Paribas Asset Management Co., Ltd. (“Shinhan BNP Paribas Asset Management”), while SH Asset Management was discharged as of the date of the merger. All of the shares of SH Asset Management have been exchanged for shares of the merged company at the agreed ratio of 0.7860830 common stock of the merged company for every one share of SH Asset Management Co., Ltd. in accordance with the terms of the Merger Agreement and the Applicable Law. As a result of deconsolidation of SH Asset Management the Group recognized (Won)31,933 million of gain on deconsolidation, which is recorded within other non-interest income for the year ended December 31, 2009. Furthermore, on January 2, 2009, the Group sold 1,276,162 shares of Shinhan BNP Paribas Asset Management (8.5% of total outstanding shares) at (Won)18,023 per share to BNP Paribas to maintain a 65% stake of Shinhan BNP Paribas Asset Management after the merger.

Incorporation of Shinhan Bank Japan

In September 2009, the Group incorporated Shinhan Bank Japan.

Incorporation of Shinhan Bank Vietnam

In November 2009, the Group incorporated Shinhan Bank Vietnam.

4.	Restricted Cash

The following table summarizes the details of restricted cash at December 31:

	2009		2010
	(in millions of Won)

Reserve deposits with the Bank of Korea (BOK)	(Won)	6,729,167	(Won)	4,202,466
Cash restricted for investment activities		845,155		1,096,820
Other		399,595		259,401

	(Won)	7,973,917	(Won)	5,558,687

Reserve deposits with the Bank of Korea (BOK) represent amounts required under the Republic of Korea’s General Banking Act for payment of deposits. Cash restricted for investment activities represent amounts required the Financial Investment Services and Capital Market Act (FSCMA), for repayment of customers’ deposits.

5.	Call Loans and Securities Purchased under Resale Agreements

The following table summarizes call loans and securities purchased under resale agreements, at their respective carrying values, at December 31:

	2009		2010
	(in millions of Won)

Call loans	(Won)	902,667	(Won)	766,177
Securities purchased under resale agreements		443,577		1,476,647

	(Won)	1,346,244	(Won)	2,242,824

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Call loans are short-term lending facilities among banks and financial institutions, with maturities of 90 days or less. Typically, call loans have maturities of one day.

Interest income from call loans and securities purchased under resale agreements, as included in other interest income, amounted to (Won)98,784 million, (Won)101,691 million and (Won)115,718 million during the years ended December 31, 2008, 2009 and 2010, respectively.

6.	Trading Activities

The following table summarizes the details of trading assets, at fair value, at December 31:

	2009		2010
	(in millions of Won)
Debt securities:
Korean treasury and governmental agencies	(Won)	1,523,695	(Won)	3,225,335
Corporations		1,176,562		1,897,386
Mortgage-backed and asset-backed securities		872,987		470,501
Financial institutions		2,104,094		4,886,533
Equity securities		746,962		830,691
Derivative instruments:
Foreign exchange derivatives		3,426,615		1,630,922
Interest rate derivatives		898,554		924,517
Equity derivatives		286,919		1,253,186
Credit derivatives		2,546		349
Commodity derivatives		1,896		5,525
Other trading assets — commodity indexed deposits		256,246		153,457

	(Won)	11,297,076	(Won)	15,278,402

The following table summarizes the details of trading liabilities, at fair value, at December 31:

	2009		2010
	(in millions of Won)
Derivative instruments:
Foreign exchange derivatives	(Won)	2,800,680	(Won)	1,322,598
Interest rate derivatives		1,134,514		874,208
Equity derivatives		285,302		1,214,792
Credit derivatives		23,076		422
Commodity derivatives		2,493		5,119
Other trading liabilities — commodity indexed deposits		318,969		198,619

	(Won)	4,565,034	(Won)	3,615,758

The following table presents trading profits (losses) for the years ended December 31:

	2008		2009		2010
	(in millions of Won)
Debt securities	(Won)	128,385	(Won)	(88,422)	(Won)	43,561
Equity securities		(108,652)		81,052		14,729
Derivative instruments		590,779		(513,413)		879,066
Other trading activities — commodity indexed deposits		(26,182)		3,821		(784)

Net trading profits (losses)	(Won)	584,330	(Won)	(516,962)	(Won)	936,572

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

For the years ended December 31, 2008, 2009 and 2010, net unrealized gains (losses) of trading securities of (Won)163,362 million, (Won)(8,710) million and (Won)(30,418) million, respectively, were included in net trading profits (losses).

7.	Securities

The following table summarizes the details of the Group’s available-for-sale and held-to-maturity securities at December 31:

	2009								2010
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value		Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(in millions of Won)
Available-for-sale securities
Debt securities:
Korean treasury and governmental agencies	(Won)	8,696,449	(Won)	74,727	(Won)	49,177	(Won)	8,721,999	(Won)	10,296,330	(Won)	219,161	(Won)	13,986	(Won)	10,501,505
Corporations		2,222,460		92,521		7,189		2,307,792		2,328,476		75,952		4,288		2,400,140
Financial institutions		11,005,207		185,646		26,589		11,164,264		9,376,315		160,857		4,749		9,532,423
Foreign governments		169,087		2,875		1,794		170,168		153,660		3,605		7,674		149,591
Mortgage-backed and asset-backed securities		2,280,105		15,867		11,788		2,284,184		1,945,427		3,213		1,579		1,947,061
Marketable equity securities		2,084,668		924,779		45,959		2,963,488		1,955,455		943,099		31,293		2,867,261

	(Won)	26,457,976	(Won)	1,296,415	(Won)	142,496	(Won)	27,611,895	(Won)	26,055,663	(Won)	1,405,887	(Won)	63,569	(Won)	27,397,981

Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies	(Won)	8,138,424	(Won)	65,026	(Won)	55,677	(Won)	8,147,773	(Won)	9,661,043	(Won)	328,734	(Won)	4,423	(Won)	9,985,354
Corporations		363,259		10,566		1,513		372,312		469,388		12,890		33		482,245
Financial institutions		4,092,996		47,463		23,061		4,117,398		2,266,826		72,326		5,002		2,334,150
Foreign governments		35,885		—		203		35,682		59,276		410		—		59,686
Mortgage-backed and asset-backed securities		163,054		4,690		314		167,430		130,485		2,308		—		132,793

	(Won)	12,793,618	(Won)	127,745	(Won)	80,768	(Won)	12,840,595	(Won)	12,587,018	(Won)	416,668	(Won)	9,458	(Won)	12,994,228

Note:

(1)

On January 1, 2007, the Group adopted fair value election under ASC 851-15 (formerly SFAS No. 155) on certain hybrid financial instruments. The fair values of those instruments were (Won)18,254 and (Won) 0 million at December 31, 2009 and 2010, respectively, and related valuation losses (net) amounting to (Won)152 million and (Won) 0 million were recorded in net trading losses during 2009 and 2010, respectively.

The Group previously included within securities certain of its beneficiary interests in funds not meeting the scope criteria of SFAS 115 and correctly reclassified those investments to other investments under other assets during the prior year, which amounted to (Won)730,093 million as of December 31, 2008. The resulting cumulative effect in related other comprehensive income, which amounted to (Won)24,964 million (pre-tax) as of December 31,

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

2008, was reflected in 2009. Although this adjustment relates to 2008, the amount of change attributable to 2008 would not have been material to the Group’s financial condition, equity or results of operations as reported for that year.

The Bank of Korea (BOK) is the central bank that establishes monetary policies in Korea. Korea Development Bank (KDB) is owned and controlled by the Korean government. Of the total amounts listed above in the financial institutions category at December 31, 2009 and 2010, the fair value of available-for-sale debt securities included (Won)5,107,873 million and (Won)3,959,163 million, respectively, that were issued by BOK and KDB. Of the total amounts listed above in the financial institutions category at December 31, 2009 and 2010, the amortized cost of held-to-maturity debt securities included (Won)2,144,968 million and (Won)1,034,505 million, respectively, that were related to BOK and KDB.

The Group has recognized total impairment losses on available-for-sale and held-to-maturity debt securities other than unrealized portion of impairment losses on debt securities as net impairment losses on debt securities in earnings and impairment losses on available-for-sale equity securities included in net gains on securities in earnings, where decreases in value were deemed to be other-than-temporary during the years ended December 31, as follows:

	2008		2009		2010
	(in millions of Won)
Available-for-sale securities
Debt securities
Total other-than-temporary impairment losses	(Won)	147,695	(Won)	11,486	(Won)	8,748
Unrealized other-than-temporary impairment losses recognized in OCI		—		957		—

Net impairment losses on debt securities		147,695		10,529		8,748
Equity securities		97,371		94,791		905

	(Won)	245,066	(Won)	105,320	(Won)	9,653

Held-to-maturity securities
Debt securities	(Won)	1,199	(Won)	2,776	(Won)	442

Total other-than-temporary impairment losses	(Won)	246,265	(Won)	108,096	(Won)	10,095

During 2008, there was a decline in the fair value of the Group’s asset-backed securities portfolio, specifically asset-backed collateralized debt obligations (CDOs), as a result of deteriorating conditions in the U.S. subprime credit market. The Group’s total exposure to asset backed CDOs at December 31, 2008, 2009 and 2010 was (Won)100,364 million, (Won)97,202 million and (Won)30,984 million, respectively. Accordingly, the Group recorded (Won)61,182 million, (Won)2,955 million and (Won)0 million, respectively, related to asset-backed CDOs’ losses to net losses on securities in 2008, 2009 and 2010 as the Group considered the losses to be other-than-temporary.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table presents a roll-forward of the credit losses component recognized in earnings in 2010.

	2010
	(in millions of Won)
Balance, beginning of year	(Won)	87,916
Additions:
Credit impairments on securities that have been previously impaired		442
Credit impairments on securities not previously impaired		8,748
Reductions:
For securities sold (or matured)		4,675
For increases in expected cash flows		1

Balance, end of year	(Won)	92,430

The following table sets forth the current fair value and the associated unrealized losses on investments in available-for-sale debt securities, marketable equity securities and held-to-maturity debt securities with unrealized losses at December 31, 2009 and 2010, by length of time that individual securities in each category had been in a continuous loss position:

	2009
	Less than 12 months				12 months or longer				Total
	Fair Value		Gross Unrealized Losses		Fair Value		Gross Unrealized Losses		Fair Value		Gross Unrealized Losses
	(in millions of Won)
Available-for-sale securities
Debt securities:
Korean treasury and governmental agencies	(Won)	4,020,926	(Won)	(48,676)	(Won)	73,013	(Won)	(501)	(Won)	4,093,939	(Won)	(49,177)
Corporations		557,862		(5,794)		252,708		(1,395)		810,570		(7,189)
Financial institutions		4,921,593		(15,369)		315,941		(11,220)		5,237,534		(26,589)
Foreign governments		55,949		(1,794)		—		—		55,949		(1,794)
Mortgage-backed and asset-backed securities		67,085		(5,633)		230,250		(6,155)		297,335		(11,788)
Marketable equity securities		394,303		(39,624)		108,223		(6,335)		502,526		(45,959)

	(Won)	10,017,718	(Won)	(116,890)	(Won)	980,135	(Won)	(25,606)	(Won)	10,997,853	(Won)	(142,496)

Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies	(Won)	3,542,310	(Won)	(54,868)	(Won)	54,216	(Won)	(809)	(Won)	3,596,526	(Won)	(55,677)
Corporations		89,265		(1,132)		5,462		(381)		94,727		(1,513)
Financial institutions		536,707		(21,058)		123,511		(2,003)		660,218		(23,061)
Foreign governments		9,206		(203)		—		—		9,206		(203)
Mortgage-backed and asset-backed securities		49,703		(314)		—		—		49,703		(314)

	(Won)	4,227,191	(Won)	(77,575)	(Won)	183,189	(Won)	(3,193)	(Won)	4,410,380	(Won)	(80,768)

Total temporarily impaired securities	(Won)	14,244,909	(Won)	(194,465)	(Won)	1,163,324	(Won)	(28,799)	(Won)	15,408,233	(Won)	(223,264)

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	2010
	Less than 12 months				12 months or longer				Total
	Fair Value		Gross Unrealized Losses		Fair Value		Gross Unrealized Losses		Fair Value		Gross Unrealized Losses
	(in millions of Won)
Available-for-sale securities
Debt securities:
Korean treasury and governmental agencies	(Won)	1,853,839	(Won)	(13,855)	(Won)	5,127	(Won)	(131)	(Won)	1,858,966	(Won)	(13,986)
Corporations		453,715		(3,886)		22,933		(402)		476,648		(4,288)
Financial institutions		2,494,730		(4,728)		4,122		(21)		2,498,852		(4,749)
Foreign governments		3,593		(13)		—		—		3,593		(13)
Mortgage-backed and asset-backed securities		88,200		(5,450)		263,450		(3,790)		351,650		(9,240)
Marketable equity securities		37,902		(4,922)		423,530		(26,371)		461,432		(31,293)

	(Won)	4,931,979	(Won)	(32,854)	(Won)	719,162	(Won)	(30,715)	(Won)	5,651,141	(Won)	(63,569)

Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies	(Won)	477,768	(Won)	(4,423)	(Won)	—	(Won)	—	(Won)	477,768	(Won)	(4,423)
Corporations		10,445		(33)		—		—		10,445		(33)
Financial institutions		—		—		54,998		(5,002)		54,998		(5,002)

	(Won)	488,213	(Won)	(4,456)	(Won)	54,998	(Won)	(5,002)	(Won)	543,211	(Won)	(9,458)

Total temporarily impaired securities	(Won)	5,420,192	(Won)	(37,310)	(Won)	774,160	(Won)	(35,717)	(Won)	6,194,352	(Won)	(73,027)

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

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth interest and dividends on securities for the years ended December 31:

	2008		2009		2010
	(in millions of Won)
Interest income	(Won)	1,711,604	(Won)	1,793,399	(Won)	1,779,899
Dividends		63,477		58,779		67,561

	(Won)	1,775,081	(Won)	1,852,178	(Won)	1,847,460

For the years ended December 31, 2008, 2009 and 2010, proceeds from sales of available-for-sale securities amounted to (Won)2,473,684 million, (Won)1,561,005 million and (Won)4,380,405 million, respectively, and proceeds from maturities of available-for-sale securities amounted to (Won)7,274,598 million, (Won)12,351,877 million and (Won)13,257,354 million, respectively. Gross realized gains amounted to (Won)197,800 million, (Won)449,957 million and (Won)770,173 million for the years ended December 31, 2008, 2009 and 2010, respectively. Gross realized losses amounted to (Won)87,337 million, (Won)33,761 million and (Won)28,078 million for the years ended December 31, 2008, 2009 and 2010, respectively.

The following table sets forth the amortized cost and estimated fair value of the Group’s available-for-sale and held-to-maturity debt securities at December 31, 2010 by contractual maturity. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

	Available-for-sale Debt Securities				Held-to-maturity Debt Securities
	Amortized Cost		Fair Value		Amortized Cost		Fair Value
	(in millions of Won)
Within 1 year	(Won)	8,557,167	(Won)	8,606,375	(Won)	1,628,261	(Won)	1,651,380
Over 1 year through 5 years		12,554,699		12,818,707		7,910,965		8,167,992
Over 5 years through 10 years		2,647,169		2,756,435		2,214,749		2,302,569
Over 10 years		341,173		349,203		833,043		872,287

	(Won)	24,100,208	(Won)	24,530,720	(Won)	12,587,018	(Won)	12,994,228

8.	Loans

The following table summarizes the details of the loan portfolio at December 31:

	2009		2010
	(in millions of Won)
Commercial:
Commercial and industrial	(Won)	54,479,473	(Won)	59,610,344
Other commercial		34,770,389		34,601,192
Lease financing		1,559,652		1,578,151
Consumer:
Mortgage and home equity		40,022,157		44,646,443
Credit cards		15,116,757		17,479,346
Other consumer		23,306,609		22,041,860

Total loans, gross		169,255,037		179,957,336
Deferred loan origination costs (fees)		(23,497)		27,929

		169,231,540		179,985,265
Less: Allowance for loan losses		(3,637,994)		(3,395,864)

Total loans, net	(Won)	165,593,546	(Won)	176,589,401

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Group acquired certain loans, resulting from the acquisition of LG Card. in 2007, for which there was, at the time of the acquisition, evidence of deterioration of credit quality since origination and for which it was probable that all contractually required payments would not be collected. These loans were accounted for in accordance with ASC 310-30 (formerly SOP 03-3) which requires that purchased impaired loans be recorded at fair value as of the acquisition date. The fair value of such loans was approximately (Won)220,538 million at the acquisition date. The carrying amount of such loans was (Won)44,859 million and (Won)18,410 million at December 31, 2009 and 2010, respectively, and included in the above table.

The loans acquired during 2007 in connection with LG Card acquisition for which it was probable at acquisition that all contractually required payments would not be collected are as follows:

	2007
	(in millions of Won)

Contractually required payments receivable at acquisition	(Won)	619,928
Cash flows expected to be collected at acquisition		323,069
Fair value of acquired receivables at acquisition		220,538

The changes in the accretable yield for 2009 and 2010 are as follows:

	2009		2010
	(in millions of Won)

Balance at beginning of year	(Won)	71,210	(Won)	46,122
Purchases		—		—
Accretion of accretable yield		(52,424)		(21,146)
Increase to expected cash flows		27,336		(1,999)

Balance at end of year	(Won)	46,122	(Won)	22,977

Impaired loans are those on which the Group believes it is probable that it will not be able to collect all amounts due according to the contractual terms of the loans. The following table sets forth information about the Group’s impaired loans by portfolio at December 31:

	2010
	Impaired loans
	Impaired loans with an allowance		Impaired loans without an allowance		Allowance for impaired loans		Average balance for impaired loans		Interest income from impaired loans
	(in millions of Won)
Commercial:
Commercial and industrial	(Won)	1,399,375	(Won)	38,269	(Won)	741,304	(Won)	1,323,512	(Won)	52,611
Other commercial		997,634		11,233		494,183		864,487		15,830
Lease financing		11,161		1,234		9,771		12,395		—

	(Won)	2,408,170	(Won)	50,736	(Won)	1,245,258	(Won)	2,200,394	(Won)	68,441

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	2008		2009
	(in millions of Won)
Impaired loans with an allowance	(Won)	1,953,024	(Won)	2,111,904
Impaired loans without an allowance		224,570		213,763

Total impaired loans	(Won)	2,177,594	(Won)	2,325,667

Allowance for impaired loans	(Won)	1,181,446	(Won)	1,350,209
Average balance of impaired loans during the year		1,910,041		2,117,768
Interest income recognized on impaired loans		79,251		48,223

Included in the above table were smaller balance commercial loans managed on a portfolio basis which were collectively identified as impaired amounting to (Won)365,378 million at December 31, 2010.

The following table shows the aging schedule (excluding accrued interest) for all loans by portfolio at December 31:

	2010
	Current		Past due up to 3 Months		Past due 3-6 Months		Past due more than 6 Months		Total Amount
	(in millions of Won)
Commercial:
Commercial and industrial	(Won)	58,870,975	(Won)	365,186	(Won)	154,889	(Won)	219,294	(Won)	59,610,344
Other commercial		34,062,816		99,789		184,567		254,020		34,601,192
Lease financing		1,532,604		38,234		4,730		2,583		1,578,151

	(Won)	94,466,395	(Won)	503,209	(Won)	344,186	(Won)	475,897	(Won)	95,789,687

Consumer:
Mortgages and home equity	(Won)	44,536,723	(Won)	82,250	(Won)	17,252	(Won)	10,218	(Won)	44,646,443
Other consumer		21,868,538		134,503		29,083		9,736		22,041,860
Credit cards		16,853,336		511,724		114,209		77		17,479,346

	(Won)	83,258,597	(Won)	728,477	(Won)	160,544	(Won)	20,031	(Won)	84,167,649

	(Won)	177,724,992	(Won)	1,231,686	(Won)	504,730	(Won)	495,928	(Won)	179,957,336

The primary credit quality indicator for commercial loans is internal credit ratings provided to individual debtors. A credit rating of a debtor is updated at least yearly and is used to identify the credit quality of loans and differentiate risk within the portfolio. The Group considers various factors to assess an appropriate internal credit rating, such as financial status, expected earnings, and environment of respective industry in which the debtor belongs. The Group’s internal credit ratings consist of 22 grades and the “Strong & Good” category represents the amount of loans with an assigned debtor’s credit rating which is superior, or equal to the 11th grade which is the same as BB+ in the Korean external rating system. The commercial loan debtor’s credit ratings from the 12th through the 16th grades, which is the same as B- in the Korean external rating system, are shown in the “Satisfactory” category of the table below.

Within the consumer portfolio segment, the primary credit quality indicator is the internal credit grade which is established based on an internal rating system considering external credit information. In the loan classification table below, the term “Strong & Good” refers to consumer loans satisfying predefined standards which are lower or equal to the probability of default of the internal credit rating of the 11th grade for commercial

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

loans, as long as the loan balance is neither overdue nor impaired. The “Satisfactory” category refers to loans that are not classified into the aforementioned “Strong & Good” criterion, but which have balances which are neither overdue nor impaired.

The “overdue” category refers to loans with arrears, but which are not yet impaired, and the “impaired” category means it is not likely the creditor will collect the outstanding amount of the loans in their entirety because of bankruptcy or default of the respective debtors.

Consumer loan is classified into mortgage, home equity and other consumer. The Group assesses credit quality of these such groups using different credit factors by each group, as appropriate, e.g., LTV for mortgage and home equity loans group and behavioral score for other consumer loans.

The following table shows the amount of loans which are classified based on the Group’s credit quality indicators at December 31, 2010:

	2010
	Strong & Good		Satisfactory		Overdue		Impaired		Total Amount
	(in millions of Won)
Commercial
Commercial and industrial	(Won)	33,837,447	(Won)	23,936,164	(Won)	399,090	(Won)	1,437,643	(Won)	59,610,344
Other commercial		21,707,680		11,805,611		79,033		1,008,868		34,601,192
Lease financing		933,416		604,045		28,295		12,395		1,578,151

	(Won)	56,478,543	(Won)	36,345,820	(Won)	506,418	(Won)	2,458,906	(Won)	95,789,687

Consumer
Mortgages and home equity	(Won)	43,429,773	(Won)	952,695	(Won)	219,789	(Won)	44,186	(Won)	44,646,443
Other consumer		20,078,897		1,679,390		173,308		110,265		22,041,860
Credit cards		15,009,060		1,576,657		436,408		457,221		17,479,346

	(Won)	78,517,730	(Won)	4,208,742	(Won)	829,505	(Won)	611,672	(Won)	84,167,649

	(Won)	134,996,273	(Won)	40,554,562	(Won)	1,335,923	(Won)	3,070,578	(Won)	179,957,336

Generally, the Group discontinues accruing interest on loans when payment of interest or principal becomes contractually past due by one day except where the loans are fully secured by customer deposits or guaranteed by sovereign or certain selected financial institutions. Interest of loans on nonaccrual status is recognized by cash basis. Accrual of interest is resumed when nonaccrual loans are reclassified as accruing since interest and principal payments are brought current.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes the amount of loans on nonaccrual status and accruing loans which are past due one day or more by loan portfolio as of December 31, 2010:

	2010
	Nonaccrual loans		1 or more day past due and still accruing(1)
	(in millions of Won)
Commercial:
Commercial and industrial	(Won)	729,582	(Won)	9,787
Other commercial		532,388		5,988
Lease financing		45,547		—

	(Won)	1,307,517	(Won)	15,775

Consumer:
Mortgage and home equity	(Won)	90,285	(Won)	19,435
Credit cards		626,004		6
Other consumer		164,622		8,700

	(Won)	880,911	(Won)	28,141

	(Won)	2,188,428	(Won)	43,916

Note:

(1)	Commercial, consumer loans past due 90 days or more and still accruing amounted to (Won)1,559 million and (Won) 960 million, respectively.

Commercial loans that are 14 days or less past due and consumer loans that are 30 days or less past due are regarded as nonaccrual loans in a grace period and the Group does not generally request borrowers with such past due loans to make immediate repayment of the outstanding principal balances and related accrued interest. At December 31, 2008, 2009 and 2010, nonaccrual loans, excluding the past due loans within the grace period, totaled (Won)2,021,452 million, (Won)1,641,654 million and (Won)1,531,980 million, respectively. Nonaccrual loans including the past due loans within the grace period at December 31, 2008, 2009, and 2010, totaled (Won)3,308,792 million, (Won)2,464,908 million and (Won)2,188,428 million, respectively.

The following table presents loans and debt securities whose terms have been modified in troubled debt restructuring at December 31:

	2008		2009		2010
	(in millions of Won)

Loans	(Won)	747,183	(Won)	1,097,275	(Won)	1,275,284
Debt securities		34,710		28,552		—

	(Won)	781,893	(Won)	1,125,827	(Won)	1,275,284

During 2008, 2009 and 2010, the Group received equity securities with fair market value of nil, (Won)6,519 million and (Won)26,198 million, respectly, through the restructuring of one loan in 2008, three loans in 2009 and eight loans in 2010 with aggregate book value of (Won)278 million, (Won)8,581 million and (Won)46,225 million, respectively. The Group recognized total charge-offs of (Won)278 million, (Won)2,062 million and (Won)20,027 million related to these transactions during the years ended December 31, 2008, 2009, and 2010, respectively.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth the movements in the allowance for credit losses for the years ended December 31:

	Allowance for Loan Losses						Allowance for Off-balance Sheet Credit(1)
	2008		2009		2010		2008		2009		2010
	(in millions of Won)
Balance at beginning of year	(Won)	2,099,122	(Won)	3,200,633	(Won)	3,637,994	(Won)	221,558	(Won)	339,384	(Won)	789,810
Provision for loan losses		1,318,772		1,750,738		943,044		—		—		—
Provision for off-balance sheet credit		—		—		—		117,826		450,426		(270,052)
Charge-offs		(916,644)		(1,891,127)		(1,627,488)		—		—		—
Recoveries		699,383		577,750		442,314		—		—		—

Balance at end of year	(Won)	3,200,633	(Won)	3,637,994	(Won)	3,395,864	(Won)	339,384	(Won)	789,810	(Won)	519,758

Note:

(1)	The allowance for off-balance sheet credit is included in other liabilities.

Allowance for loan losses were evaluated on a disaggregated basis. Loans and related allowance for loan losses evaluated individually amounted to (Won)2,413,066 and (Won)1,062,440 million, respectively, as of December 31, 2010. Collectively evaluated loans and allowance for loan losses as of December 31, 2010 were (Won)177,544,270 and (Won)2,333,424 million, respectively.

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

	2009		2010
	(in millions of Won)
Gross lease payments receivable	(Won)	1,734,996	(Won)	1,713,416
Estimated unguaranteed residual values		8,522		20,325
Unearned income		(183,866)		(155,590)

		1,559,652		1,578,151

Less: Deferred loan origination fee		(523)		(77)
Allowance for loan losses		(12,866)		(25,989)

	(Won)	1,546,263	(Won)	1,552,085

The following table sets forth the scheduled maturities of gross lease payments receivable at December 31, 2010:

Years ending	(in millions of Won)
2011	(Won)	715,423
2012		537,894
2013		333,661
2014		52,106
2015		20,476
Thereafter		53,856

	(Won)	1,713,416

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

9.	Premises and Equipment

The following table summarizes the details of premises and equipment at December 31:

	2009		2010
	(in millions of Won)
Land	(Won)	1,087,321	(Won)	1,146,906
Buildings		1,019,383		1,052,922
Equipment and furniture		1,120,108		1,001,200
Capitalized software costs		618,835		642,274
Leasehold improvements		246,265		310,569
Construction in progress		2,380		23
Operating lease assets		75,197		52,855

Total premises and equipment, gross		4,169,489		4,206,749
Less: Accumulated depreciation and amortization		(1,732,475)		(1,839,385)

Total premises and equipment, net	(Won)	2,437,014	(Won)	2,367,364

Depreciation expense on buildings, equipment and furniture, leasehold improvements and operating lease assets amounted to (Won)245,184 million, (Won)211,465 million and (Won)178,567 million, and amortization expense on capitalized software costs amounted to (Won)122,922 million, (Won)90,382 million and (Won)141,028 million for the years ended December 31, 2008, 2009 and 2010, respectively. Accumulated depreciation on operating lease assets at December 31, 2009 and 2010 were (Won)32,717 million and (Won)26,921 million, respectively.

10.	Goodwill and Intangible Assets

The following table sets forth the movements in goodwill:

	Shinhan Bank		Shinhan Capital		Shinhan Card		Shinhan Life Insurance		Total
	(in millions of Won)
Balance at January 1, 2009	(Won)	563,169	(Won)	1,616	(Won)	3,037,808	(Won)	289,800	(Won)	3,892,393
Acquisition		2,824		—		479		—		3,303
Disposition		(30,757)		—		—		—		(30,757)
Impairment loss		(59,517)		—		—		—		(59,517)

Balance at December 31, 2009	(Won)	475,719	(Won)	1,616	(Won)	3,038,287	(Won)	289,800	(Won)	3,805,422

Acquisition		—		—		—		—		—
Disposition		—		—		—		—		—
Impairment loss		—		—		—		—		—

Balance at December 31, 2010	(Won)	475,719	(Won)	1,616	(Won)	3,038,287	(Won)	289,800	(Won)	3,805,422

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth the movements in goodwill by reporting unit:

	Retail Banking		Institutional Banking		Private Banking		Corporate Banking		Treasury & International Business		Other Banking Services		Credit Card		Shinhan Life Insurance		Other(1)		Total
	(in millions of won)
Balance at January 1, 2009	(Won)	334,978	(Won)	81,716	(Won)	14,010	(Won)	—	(Won)	—	(Won)	10,495	(Won)	3,037,808	(Won)	289,800	(Won)	123,586	(Won)	3,892,393
Acquisition		1,614		393		67		235		191		51		479		—		273		3,303
Disposition		—		—		—		—		—		—		—		—		(30,757)		(30,757)
Impairment loss		—		—		—		(235)		(191)		—		—		—		(59,091)		(59,517)

Balance at December 31, 2009	(Won)	336,592	(Won)	82,109	(Won)	14,077	(Won)	—	(Won)	—	(Won)	10,546	(Won)	3,038,287	(Won)	289,800	(Won)	34,011	(Won)	3,805,422

Acquisition		—		—		—		—		—		—		—		—		—		—
Disposition		—		—		—		—		—		—		—		—		—		—
Impairment loss		—		—		—		—		—		—		—		—		—		—

Balance at December 31, 2010	(Won)	336,592	(Won)	82,109	(Won)	14,077	(Won)	—	(Won)	—	(Won)	10,546	(Won)	3,038,287	(Won)	289,800	(Won)	34,011	(Won)	3,805,422

Note:

(1)	Relates to reporting units of merchant banking, foreign subsidiaries of Shinhan Bank, Shinhan AITAS, SH Asset Management and Shinhan Capital.

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

As of December 31, 2010, there was no indication of impairment in any of the reporting units, accordingly, the second step of testing was not performed.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes the details of intangible assets at December 31:

		2009						2010
	Weighted Average Years	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount		Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount
	(in millions of Won)
Brokerage customer relationship	3.4	(Won)	68,266	(Won)	(68,266)	(Won)	—	(Won)	68,266	(Won)	(68,266)	(Won)	—
KSFC deposit	3.4		10,941		(10,941)		—		10,941		(10,941)		—
Core deposit of Shinhan Bank	8.7		825,476		(656,427)		169,049		825,476		(715,587)		109,889
Credit card relationship of Shinhan Card	5.7		1,262,366		(901,879)		360,487		1,262,366		(1,066,116)		196,250
VOBA	—		978,532		(468,217)		510,315		978,532		(529,984)		448,548

Total intangible assets subject to amortization	4.7	(Won)	3,145,581	(Won)	(2,105,730)	(Won)	1,039,851	(Won)	3,145,581	(Won)	(2,390,894)	(Won)	754,687

KSFC borrowing	—		400		—		400		400		—		400
Court deposit of Shinhan Bank	—		226,353		—		226,353		226,353		—		226,353

Total intangible assets not subject to amortization			226,753		—		226,753		226,753		—		226,753

Total intangible assets		(Won)	3,372,334	(Won)	(2,105,730)	(Won)	1,266,604	(Won)	3,372,334	(Won)	(2,390,894)	(Won)	981,440

Amortization expense on intangible assets was (Won)503,310 million, (Won)411,674 million and (Won)285,164 million for the years ended December 31, 2008, 2009 and 2010, respectively.

The following table sets forth the estimated aggregate amortization expense on intangible assets subject to amortization at December 31, 2010:

Years ending	(in millions of Won)
2011	(Won)	232,247
2012		158,353
2013		88,205
2014		54,129
2015		42,697
Thereafter		179,056

	(Won)	754,687

In 2008, 2009 and 2010, no impairment loss was recorded relating to intangible assets.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

11.	Other Assets

The following table summarizes the details of other assets at December 31:

	2009		2010
	(in millions of Won)
Accrued interest and dividends receivable	(Won)	1,205,682	(Won)	1,282,957
Receivables for foreign exchange spot contracts		1,491,898		1,036,446
Account receivables		1,648,887		1,167,784
Accrued income		6,499		60,949
Deferred tax assets		689,660		477,548
Other investments(1)		2,568,663		2,763,436
Prepaid expenses		167,562		190,297
Separate account assets		1,090,887		1,351,595
Advances to suppliers		199,602		182,259
Deferred acquisition costs		829,056		1,074,026
Gold assets		56,767		27,614
Other		198,332		185,345

	(Won)	10,153,495	(Won)	9,800,256

Note:

(1)	Other investments include unlisted equity securities, securities with sales restriction, fund investments and investments accounted for the equity method.

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

The Visa shares received by the Group were fair valued at (Won)279,881 million (pre-tax) as of December 31, 2007. As the shares are unlisted and certain portion of shares (43.82% or 3,514,074 shares) were restricted for sales for three years from the acquisition date, the Group classified (Won)279,881 million (pre-tax) as other investments.

In March 2008, the unrestricted 4,506,274 shares (56.18% of allocated shares) were redeemed at $42.77 per share by Visa in connection with its IPO and the remaining restricted shares, which would be restricted until March 25, 2011, in the amounts of (Won)103,787 million (pre-tax) are classified as other investments and carried at initial fair value at December 31, 2010.

The following table summarizes the Group’s alternative investments in funds which are classified as other investments. The Group uses the funds’ NAVs per share as a practical expedient to measure fair value on recurring and nonrecurring basis. The fair values presented in the table are based upon the funds’ NAVs or an equivalent measure.

	2009		2010
	(in millions of Won)
Private equity funds(1)	(Won)	523,116	(Won)	569,587

Note:

(1)

Include private equity funds that invest in equity and debt securities issued by private and publicly held companies. Substantially all of these investments do not allow early redemptions. Alternatively, the Group receives distributions in accordance with the fund agreement. There are no unfunded commitments.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

12.	Deposits

The following table summarizes the details of deposits at December 31:

	2009			2010
	Balance		Weighted- Average Interest Rate	Balance		Weighted- Average Interest Rate
	(in millions of Won, except percentages)
Interest-bearing deposits
Demand deposits	(Won)	7,529,357	0.45%	(Won)	8,643,365	0.49%
Savings deposits		37,502,198	1.22%		42,719,222	1.04%
Certificate of deposits		7,800,821	5.48%		3,461,483	4.49%
Other time deposits		87,822,670	3.91%		94,883,767	3.54%
Mutual installment deposits		153,856	3.70%		106,460	3.53%

		140,808,902	3.12%		149,814,297	2.65%

Non-interest-bearing deposits
Demand deposits		2,889,587	—		3,077,886	—

	(Won)	143,698,489	3.06%	(Won)	152,892,183	2.61%

Other time deposits include premium accounts for loyal customers, tax savings accounts for high net worth customers, savings accounts for household financing and foreign currency deposits. Mutual installment deposits enable customers to become eligible for mortgage and other consumer loans as well as corporate loans while maintaining an account with the Group.

The aggregate balance of time deposit accounts (including certificate of deposits, other time deposits, mutual installment deposits) in denominations of (Won)100 million or more at December 31, 2009 and 2010 were (Won)74,387,872 million and (Won) 75,169,760 million, respectively.

The following table sets forth the contractual maturities of certificate of deposits, other time deposits and mutual installment deposits at December 31, 2010:

Years ending	(in millions of Won)
2011	(Won)	90,640,324
2012		3,179,300
2013		2,627,874
2014		976,400
2015		220,559
Thereafter		807,253

	(Won)	98,451,710

The Korea Deposit Insurance Corporation (KDIC) provides deposit insurance up to a total of (Won)50 million per depositor in each bank pursuant to the Depositor Protection Act, regardless of the placement date of the deposit.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

13.	Short-Term Borrowings

The following table summarizes the details of short-term borrowings at December 31:

	2009			2010
	Balance		Weighted- Average Interest Rate	Balance		Weighted- Average Interest Rate
	(in millions of Won, except percentages)
Borrowings from BOK	(Won)	1,433,730	1.11%	(Won)	995,998	1.07%
Borrowings in foreign currencies		1,771,522	3.18%		2,026,208	1.90%
Borrowings from trust accounts		1,475,802	1.90%		1,281,898	2.47%
Call money		2,398,062	2.42%		1,333,618	2.72%
Debentures in won		708,748	6.03%		19,722	5.82%
Other borrowings(1)		1,926,993	6.01%		2,413,815	6.62%

	(Won)	9,714,857		(Won)	8,071,259

Note:

(1)	Mostly relate to borrowings from other financial institutions.

Short-term borrowings consist of borrowed funds with original maturities of less than one year. Total interest expense on short-term borrowings amounted to (Won)865,695 million, (Won)555,026 million and (Won)376,971 million of which (Won)155,556 million, (Won)74,816 million and (Won)61,809 million were related to call money during the years ended December 31, 2008, 2009 and 2010, respectively.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

14.	Secured Borrowings

	Maturity	2009						2010
		Secured Borrowings		Collateral				Secured Borrowings		Collateral
				Loans(1)		Securities				Loans(1)		Securities
	(in millions of Won)
Work & Joy 2007-1 Securitization Specialty Co.	2012	(Won)	260,300	(Won)	—	(Won)	400,300	(Won)	70,300	(Won)	—	(Won)	190,300
2.76%~6.43% ABCP and collateralized bond obligation
Shinhan Card 2010-1 Asset Securitisation Specialty Co., Ltd.	2015		—		—		—		334,350		562,458		—
3.09% collateralized bond obligation
Midas the 1st Co., Ltd.	2011		—		—		—		270,000		500,000		—
3.18% Asset-Backed Commercial Papers
Midas the 2nd Co., Ltd.	2011		—		—		—		250,000		500,000		—
3.18% Asset-Backed Commercial Papers
Frontier 9th Securitization Specialty Co., Ltd.	2010		8,500		—		16,500		—		—		—
4.31%~7.00% ABCP and collateralized bond obligation
NEODWC the 2nd Co., Ltd.	2011		400,050		—		400,000		200,050		—		200,000
3.18%~ 6.30% ABCP and collateralized bond obligation
JR First Co., Ltd	2011		—		—		—		10,000		60,000		—
3.16% Asset-Backed Commercial Papers
Costone Delta Co., Ltd.	2011		1,751		—		1,751		1,708		—		—
10.00% collateralized bond obligation
I-Clover Co., Ltd	2012		560,000		494,776		932,978		90,215		910,490		269,155
3.01%~3.65% Asset-Backed Commercial Papers
Shinhan 8th Securitization Specialty Co., Ltd.	2010		4,982		11,655		—		—		—		—
8.50%~8.90% collateralized bond obligation
Shinhan Mortgage 1st Securitization Specialty Co., Ltd.	2039		566,037		588,695		—		391,545		335,911		—
6.00% collateralized bond obligation
NEODWC the 3rd Co., Ltd.	2013		60,049		—		200,000		50,050		—		200,000
3.01%~8.00% ABCP and collateralized bond obligation
Credipia 2005 Plus Two Asset Securitization Specialty Company	2010		206,288		714,604		—		—		—		—
5.45% collateralized bond obligation
Incheon Dogaegong ther 1st Co., Ltd.	2011		—		—		—		400,000		400,000		—
2.90%~3.11% Asset-Backed Commercial Papers
Credipia 2006 Plus One A,B Asset Securitization Specialty Company	2010		467,247		751,214		—		—		—		—
4.58%~6.29% collateralized bond obligation
Shinhan Card 2007-1 Asset Securitisation Specialty Co., Ltd.	2011		277,500		441,139		—		92,500		510,410		—
7.00% collateralized bond obligation
Shinhan Card 2007-2 Asset Securitisation Specialty Co., Ltd.	2011		277,200		532,188		—		138,600		546,122		—
7.00% collateralized bond obligation
Shinhan Card 2008-1 Asset Securitisation Specialty Co., Ltd.	2012		320,658		540,361		—		160,008		550,005		—
4.76% collateralized bond obligation

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	Maturity	2009						2010
		Secured Borrowings		Collateral				Secured Borrowings		Collateral
				Loans(1)		Securities				Loans(1)		Securities
	(in millions of Won)
SHC 2008 Asset Securitization Specialty Co.	2012		350,000		754,543		—		350,000		778,271		—
8.97% collateralized bond obligation
Good Invest 2nd Co., Ltd.	2010		61,049		—		59,876		—		—		—
3.62%~9.00% ABCP and collateralized bond obligation
Shinhan Mortgage 2nd Securitization Specialty Co., Ltd.	2040		467,040		561,185		—		332,352		467,712		—
6.00% collateralized bond obligation
KAMCO Value Recreation 6th Securitization Specialty Co., Ltd.	2012		2,181		5,768		—		2,181		4,524		—
5.14% collateralized bond obligation
KAMCO Value Recreation 11th Securitization Specialty Co., Ltd.	2013		—		—		—		17,432		71,435		—
5.22% collateralized bond obligation													—
Shift First Co., Ltd	2011		300,000		300,000		—		250,000		300,000		—
3.03% Asset-Backed Commercial Papers
LH MY Home Securitization Specialty L.L.C.	2020		—		—		—		955,775		—		1,000,000
3.45%~5.04% collateralized bond obligation
Edulove-BTL Co., Ltd	2014		—		—		—		7,112		156,645		—
3.01%~9.80% ABCP and collateralized bond obligation
IB-PF Tree Co., Ltd	2013		—		—		—		102		92,993		—
7.50% collateralized bond obligation
SH Infra-Value Co., Ltd	2014		—		—		—		141,241		291,867		—
12.00% collateralized bond obligation
Hanshin 1st Securitization Specialty L.L.C.	2013		—		—		—		50,000		—		50,000
4.90%~6.17% collateralized bond obligation
Euljiro Kim’s Frist Co., Ltd	2011		—		—		—		70,049		70,000		—
4.39% Asset-Backed Commercial Papers
Securities sold under repurchase agreements	2029		3,353,558		—		4,340,666		3,660,326		—		4,493,611
0.06%~11.5%

		(Won)	7,944,390	(Won)	5,696,128	(Won)	6,352,071	(Won)	8,295,896	(Won)	7,108,843	(Won)	6,403,066

Note:

(1)	Represents the carrying amounts, exclusive of the related allowance for loan losses of (Won)19,207 million and (Won)100,670 million as of December 31, 2009 and 2010, respectively.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

15.	Long-Term Debt

The following table summarizes the details of long-term debt at December 31:

	Interest Rates (%)	Maturity	2009		2010
			(in millions of Won)
Senior
Won-denominated
Notes payable to the Small Business Corporation	2.00 ~ 3.76	2011 ~ 2019	(Won)	765,594	(Won)	847,781
Notes payable to the Industrial Bank of Korea	0.57 ~ 3.65	2011 ~ 2015		12,631		94,441
Notes payable to the Korea Energy Management Corporation	0.75 ~ 4.25	2011 ~ 2025		490,151		402,517
Notes payable to other Korean Government Funds	0.50 ~ 3.49	2011 ~ 2025		384,001		412,049
Fixed and floating rate debentures(1)(2)	3.71 ~ 8.11	2011 ~ 2038		31,190,093		30,740,548
Other notes payable(3)	0.20 ~ 10.00	2011 ~ 2023		2,123,433		1,528,410

Subtotal				34,965,903		34,025,746
Foreign currency-denominated
Floating rate debentures(1)	0.47 ~ 8.13	2011 ~ 2012		3,124,662		3,833,106
Other fixed and floating rate notes payable	0.67 ~ 6.45	2011 ~ 2015		1,777,590		2,418,716

Subtotal				4,902,252		6,251,822

Total senior debt				39,868,155		40,277,568
Subordinated
Won-denominated
Hybrid bonds(4)	5.70 ~ 7.30	2034 ~ 2038		1,512,572		1,700,300
Fixed and floating rate debentures(1)(5)	5.10 ~ 14.45	2011 ~ 2016		1,771,792		3,484,072
Other fixed rate notes payable	10.00 ~ 12.00	2012 ~ 2014		2,000		2,104

Subtotal				3,286,364		5,186,476
Foreign currency-denominated
Hybrid bonds(6)	5.66 ~ 6.82	2035 ~ 2036		758,940		740,285
Fixed and floating rate debentures(1)	5.13 ~ 5.75	2015 ~ 2016		758,940		341,670

Subtotal				1,517,880		1,081,955

Total subordinated debt				4,804,244		6,268,431
Redeemable preferred stock(7)
Series 5 Redeemable preferred stock	—	—		168,504		—
Series 8 Redeemable preferred stock	—	—		10,000		—

Total redeemable preferred stock				178,504		—

Long-term debt, gross				44,850,903		46,545,999
Less: Unamortized discounts				(55,922)		(50,200)

Long-term debt, net			(Won)	44,794,981	(Won)	46,495,799

Note:

(1)	Interest rates on floating rate debt were those rates in effect at December 31, 2009 and 2010, respectively.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(2)	Majority of these debentures relate to miscellaneous bank borrowings from individual lenders.

(3)

The Group adopted fair value election under ASC 851-15 (formerly SFAS No. 155) on certain hybrid financial instrument. The fair value of those instruments were (Won)1,067,457 million and (Won)1,949,390 million as of December 31, 2009 and 2010, respectively, and related valuation gains (losses) (net) amounting to (Won)(18,960) million and (Won)(80,749) million were recorded in net trading profits (losses).

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

Long-term debt is denominated predominately in Korean Won, US dollars, or Japanese Yen with both fixed and floating interest rates. Floating rates are generally determined periodically by formulas based on certain money market rates tied to the six-month London Interbank Offered Rate (LIBOR) or the monthly Public Fund Prime Rate published by the Korean government, and are reset on a monthly, quarterly or semi-annual basis. The weighted-average interest rate for long-term debt was 4.88% and 4.60% at December 31, 2009 and 2010, respectively. Certain long-term debt agreements contain cross-default provisions and accelerating clauses for early termination in the event of default.

The following table sets forth the aggregate amount of long-term debt by contractual maturities at December 31, 2010:

Years ending	(in millions of Won)
2011	(Won)	12,370,822
2012		10,412,343
2013		7,885,074
2014		4,280,227
2015		4,466,179
Thereafter		7,131,354

Long-term debt, gross		46,545,999
Less: Unamortized discount		(50,200)

Long-term debt, net	(Won)	46,495,799

16.	Future Policy Benefits

The following table summarizes future policy benefits at December 31:

	2009		2010
	(in millions of Won)
Life insurance	(Won)	4,523,282	(Won)	5,486,303
Annuity contracts		1,605,018		1,875,039
Other contracts		1,770,803		2,498,456
Unpaid claims and claim adjustment expenses		411,135		487,549

	(Won)	8,310,238	(Won)	10,347,347

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

Future policy benefits are calculated using net level premium method based upon mortality, morbidity, persistency, and interest rate assumptions including provision for adverse deviation. Assumptions as to mortality, morbidity and persistency are based on the Group’s experience, or in certain instances, industry experience, when the basis of the reserve is established. For post-purchase, the best-estimated net investment rate used as the interest rate assumptions has been set equal to 4.9%, which is based on Shinhan Life Insurance’s 2011 planned asset allocation and investment return. For pre-purchase, the best-estimated net investment rate is 5.5% in lock-in method.

17.	Accrued Expenses and Other Liabilities

The following table summarizes accrued expenses and other liabilities at December 31:

	2009		2010
	(in millions of Won)
Accrued interest and dividend payables	(Won)	2,472,424	(Won)	2,500,962
Payables for foreign exchange spot contracts		1,492,407		1,053,438
Accrued severance benefits		174,525		164,885
Accrued expenses		630,050		939,110
Account payables		1,814,719		2,001,121
Advances from customers		144,492		179,840
Unearned income		159,802		140,998
Other withholdings (except withholding taxes)		89,565		165,415
Income tax payable		503,698		244,942
Withholding value-added tax and other taxes		91,055		118,920
Deferred tax liabilities		108,748		89,979
Security deposits received		600,894		738,193
Due to agencies		1,264,559		1,572,503
Allowance for losses on off-balance credit instruments		789,810		519,758
Utility bill payments received on behalf of government		398,445		434,044
Separate account liabilities		1,090,887		1,351,595
Other allowances(1)		364,412		503,810
Other		361,755		425,914

	(Won)	12,552,247	(Won)	13,145,427

Note:

(1)	Other allowances include assets retirement obligation, legal provision and allowance for reward on credit card use.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

18.	Commissions and Fees

The following table sets forth the details of commissions and fees from non-trust management activities for the years ended December 31:

	2008		2009		2010
	(in millions of Won)
Brokerage fees and commissions	(Won)	626,033	(Won)	568,897	(Won)	536,843
Other fees and commissions:
Credit card fees		1,315,117		1,414,843		1,343,577
Commissions received on remittance		69,204		66,735		68,591
Commissions received on import and export letters of credit		70,043		66,582		75,849
Financial guarantee fees		40,356		49,691		51,272
Commissions received in foreign exchange activities		69,132		68,404		75,276
Commission received as agency		44,866		68,264		62,868
Commission received as electronic charge receipt		73,182		76,236		85,493
Other fees		287,282		320,762		341,435

Total other fees and commissions		1,969,182		2,131,517		2,104,361

	(Won)	2,595,215	(Won)	2,700,414	(Won)	2,641,204

19.	Other Non-Interest Income and Other Non-Interest Expense

The following table sets forth the details of other non-interest income for the years ended December 31:

	2008		2009		2010
	(in millions of Won)
Gain on sale of premises and equipment	(Won)	6,524	(Won)	31,404	(Won)	1,708
Gain on sales of loans		12,333		63,729		18,152
Income from operating leases		48,750		22,329		16,757
Rental income		19,049		3,232		16,261
Extinguished escheatment of deposits		20,224		8,817		74
Reversal of expense of suspense payments related to credit and accident		—		53,856		10,875
Gain on redemption of debentures		—		15,967		—
Gain on hedge activity		11,726		2,734		64,077
Other lease income		29,934		10,646		6,543
Income from partnering with foreign credit card companies		30,879		29,588		67,732
Income from brokering insurance		49,640		44,418		47,523
Income from collection of legal fees		17,017		15,809		16,433
Gain on deconsolidation		—		31,933		—
Other		132,701		336,466		219,724

	(Won)	378,777	(Won)	670,928	(Won)	485,859

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth the details of other non-interest expense for the years ended December 31:

	2008		2009		2010
	(in millions of Won)
Loss on sale of premises and equipment	(Won)	4,920	(Won)	17,264	(Won)	7,393
Loss on loans		11,530		38,318		57,118
Impairment loss on goodwill		128,394		59,517		—
Impairment loss on other investment		33,206		14,802		105,546
Loss on hedge activity		10,845		2,734		76,695
Expense of suspense payments related to credit and accident		15,593		—		—
Donations		178,258		130,331		126,005
Loss on disposal of other investment		5,810		3,620		2,683
Loss on equity method		10,462		13,403		10,732
Other		303,225		151,827		411,419

	(Won)	702,243	(Won)	431,816	(Won)	797,591

20.	Common Stock

On September 16, 2003, the Group listed its shares on the New York Stock Exchange (NYSE) and transferred its global depository shares listed on the Luxembourg Stock Exchange to NYSE as American depository shares. As of December 31, 2010, the Group had 474,199,587 shares of common stock.

21.	Redeemable Preferred Stock and Redeemable Convertible Preferred Stock

In August 2003, in connection with the acquisition of Chohung Bank, the Group issued 46,583,961 shares of redeemable preferred stock (RPS), par value of (Won)5,000 per share, with an aggregate estimated fair value of (Won)710,258 million and 44,720,603 shares of redeemable convertible preferred stock (RCPS), par value of (Won)5,000 per share, with an aggregate estimated fair value of (Won)714,780 million to KDIC, as well as 6,000,000 shares of RPS, par value of (Won)5,000 per share, with an aggregate estimated fair value of (Won)900,000 million to Strider ABS Specialty Co., Ltd. (Strider), a SPE established by the Group.

The RPS was issued in five series (Series 1 to 5) to KDIC and in three series (Series 6 to 8) to Strider on August 19, 2003, redeemable over seven years after the issue date. If there is any RPS outstanding on the last day of the redemption period (RPS Final Redemption Date), the Group will be obligated to redeem all outstanding RPS to the extent that distributable profits are available for such purchase. In the event that the Group does not have sufficient distributable profits to redeem all outstanding RPS on the RPS Final Redemption Date, the RPS will remain outstanding until sufficient distributable profits are available. The Group may, at its option, elect to redeem all or part of the outstanding RPS at any time during the redemption period. The holder of RPS will not have any voting rights, unless dividends on the RPS are not distributed in any given year, in which case each share of RPS will be given one voting right. The Group may redeem the RPS from KDIC and Strider at (Won)18,086 and (Won)150,000 per share, respectively.

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

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The RPS was initially measured at fair value and discounts are amortized over the period from the date of issuance to the redemption date using the effective interest method. In 2010, 9,383,459 shares amounting to (Won)182,794 million were redeemed.

The Series 9 RCPS was issued to KDIC on August 19, 2003, redeemable at any time after the 3rd anniversary date of the issue date and from time to time until the 5th anniversary date of the issue date. In 2010, all the Series 9 RCPS were converted to common stock.

In connection with the acquisition of Shinhan Card(formerly LG card), the Group issued to the public 28,990,000 shares of RPS (Series 10), par value of (Won)5,000 per share, with an aggregate estimated fair value of (Won)2,899,000 million and 14,721,000 shares of RCPS (Series 11), par value of (Won)5,000 per share, with an aggregate estimated fair value of (Won)850,962 million.

The Series 10 RPS was issued to the public on January 25, 2007, redeemable from the 5th anniversary of the issue date to the 20th anniversary (Redemption Period). Redemption price is the aggregate of (1) the issue price, (2) the issue price × [number of days that have elapsed from the first day of the fiscal year during which redemption is made to the redemption date / 365] × applicable interest rate as stated below (a and b), and (3) any accrued but unpaid dividends. The Group can elect to redeem, at its discretion, and is not obligated to redeem, the RPS in whole or in part. If the Group does not exercise its redemption rights during the Redemption Period, such redemption right will subsequently terminate and the RPS will remain as preferred shares without redemption rights. The holder of RPS will not have any voting rights, unless dividends on the RPS are not distributed in any given year, in which case each share of RPS will be given one voting right. The Group may redeem the RPS at (Won)100,000 per share.

The dividends on the RPS issued to the public are cumulative and non-participating on dividends on the common stock of the Group, and the stated dividend rates are as follows:

(a) From the issue date until the 5th anniversary of the issue date: 7.00% per annum.

(b) From the 5th anniversary of the issue date: interest rate payable on five-year treasury bonds issued by the Korean government on the day immediately preceding the 5th anniversary of the issue date + Spreadø + 100 bp

ø Spread: 7% — the interest rate payable on five-year Treasury bonds issued by the Korean government on the day immediately preceding the issue date

Considering the RPS is redeemable at the option of the issuer, the Group, and is not mandatorily redeemable, the Series 10 RPS to the public is classified as equity on the Group’s consolidated balance sheet as of December 31, 2010.

The Series 11 RCPS was issued to the public on January 25, 2007, convertible from the 1st anniversary of the issue date to the 5th anniversary and redeemable from the 5th anniversary of the issue date to the 20th anniversary. The holder can elect to convert, at its discretion, the RCPS in whole or in part into newly issued common stock of the Group at a conversion ratio of 1:1 at any time during the conversion period. If the holder does not exercise its conversion rights during the conversion period, such conversion right will subsequently terminate and the RCPS will remain as redeemable preferred shares without conversion rights. Redemption price is decided by the aggregate of (1) the issue price, (2) the issue price × [number of days that have elapsed from the first day of the fiscal year during which redemption is made to the redemption date / 365] × applicable interest rate as stated below (a and b), and (3) any accrued but unpaid dividends. The Group can elect to redeem, at its discretion, and is not obligated to redeem, the RCPS in whole or in part. If the Group does not exercise its redemption rights during the redemption period, such redemption right will subsequently terminate and the RCPS will remain as preferred shares without redemption rights. The Group may redeem the RCPS from holder at (Won)57,806 per share.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The dividends on the RCPS issued to public are cumulative and non-participating on dividends on the common stock of the Group, and the stated dividend rates are as follows:

(a) From the issue date until the 5th anniversary of the issue date: 3.25% per annum.

(b) From the 5th anniversary of the issue date: interest rate payable on five-year treasury bonds issued by the Korean government on the day immediately preceding the 5th anniversary of the issue date + Spreadø + 100 bp

ø Spread: 7% — the interest rate payable on five-year Treasury bonds issued by the Korean government on the day immediately preceding the issue date

By the same reason as the Series 10 RPS, the Series 11 RCPS issued to the public is classified as equity on the Group’s consolidated balance sheet as of December 31, 2010.

22.	Retained Earnings

The following table summarizes the details of retained earnings at December 31:

	2009		2010
	(in millions of Won)
Appropriated retained earnings for legal reserves under Korean GAAP	(Won)	1,021,878	(Won)	1,152,507
Unappropriated retained earnings under US GAAP		7,600,037		9,879,754

	(Won)	8,621,915	(Won)	11,032,261

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

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth consolidated equity capital ratio of the Group mandated by the FSC at December 31:

	2009		2010
	(in millions of Won, except equity capital ratio)
Equity capital	(Won)	22,572,130	(Won)	23,711,578
Risk-weighted assets		179,083,070		185,694,642
Consolidated equity capital ratio		12.60%		12.77%

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

As required by the FSC regulations, the following table sets forth the details of capital adequacy ratios of Shinhan Bank and Shinhan Card, subsidiaries considered material to the consolidated financial statements of the Group, under Korean GAAP and regulatory guidelines which vary in certain significant respects from US GAAP at December 31:

•	Shinhan Bank

	2009		2010
	(in millions of Won, except capital ratio)
Tier 1 capital	(Won)	14,058,510	(Won)	15,488,027
Tier 2 capital		4,264,192		3,189,267

Total risk-adjusted capital	(Won)	18,322,702	(Won)	18,677,294

Total risk-weighted assets	(Won)	121,132,041	(Won)	117,262,749

Total risk-based capital ratio (%)		15.13%		15.93%
Tier 1 capital ratio (%)		11.61%		13.21%
Tier 2 capital ratio (%)		3.52%		2.72%

•	Shinhan Card

	2009		2010
	(in millions of Won, except capital ratio)
Total risk-adjusted capital	(Won)	5,043,293	(Won)	5,603,575
Total risk-weighted assets		18,867,283		22,427,155
Total risk-based capital ratio (%)		26.73%		24.99%

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Group’s other subsidiaries, including Jeju Bank, Shinhan Life Insurance, Shinhan Capital and Shinhan Investment Corp. are also subject to the capital ratio pursuant to other regulatory capital requirements of the FSC. At December 31, 2009 and 2010, the Group’s other subsidiaries met the regulatory capital requirements of the FSC.

24.	Income Taxes

The following table sets forth allocation of national and local income taxes between current and deferred portions for the years ended December 31:

	2008		2009		2010
	(in millions of Won)
Current tax expense
National	(Won)	888,389	(Won)	544,529	(Won)	396,876
Local		88,839		54,453		39,688

Total current tax expense		977,228		598,982		436,564

Deferred tax expense
National		(256,634)		(159,051)		127,511
Local		(25,663)		(15,905)		12,751

Total deferred tax expense (benefit)		(282,297)		(174,956)		140,262

Total tax expense	(Won)	694,931	(Won)	424,026	(Won)	576,826

The preceding table does not reflect the tax effects of other comprehensive income within equity.

The following table sets forth a reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense for the years ended December 31:

	2008		2009		2010
	(in millions of Won, except tax rates)
Statutory tax rate		27.5%		24.2%		24.2%
Income before income tax expense	(Won)	2,187,331	(Won)	1,567,551	(Won)	3,398,714
Income tax calculated at the statutory tax rate		601,516		379,347		822,489
Income not assessable for tax purposes		(104,862)		(62,090)		(309,826)
Expenses not deductible for tax purposes		96,434		69,835		90,658
Foreign tax rate differentials		(5,573)		(1,544)		5,644
Adjustment of deferred tax liability on investment in subsidiaries and associates		12,195		540		(45,414)
Change in statutory tax rate(1)		100,756		582		22,815
Change in valuation allowance		(5,683)		37,035		(22,837)
Other		148		321		13,297

Income tax expense	(Won)	694,931	(Won)	424,026	(Won)	576,826

Note:

(1)

Pursuant to amendments to the Corporation Income Tax Law that was enacted in December 2008, the statutory tax rates changed from 27.5% to 24.2% in 2009 and 22% in 2010 and thereafter; however, pursuant to the amendment to the Corporation Income Tax Law enacted in December 2009, the statutory tax rates changed from 22% to 24.2% in 2010 and 2011, and 22.0% will be applied from 2012 and thereafter. The amounts of change in statutory tax rate in 2010 represent the difference between the statutory tax rate in 2010 and the statutory tax rate applicable to temporary difference to be realized in the future.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The components of net deferred income tax assets and liabilities included in other assets and accrued expenses and other liabilities, respectively, at December 31, are as follows:

	2009		2010
	(in millions of Won)
Deferred income tax assets
Allowance for loan losses	(Won)	241,942	(Won)	151,010
Other allowances		286,127		222,730
Valuation of trading assets		22,983		40,029
Premises and equipment		216,201		241,228
Available-for-sale securities		757,625		636,846
Other assets		274,047		220,894
Future policy benefits		150,495		269,280
Long-term debt		4,534		10,780
Other temporary differences		18,870		25,045
Net operating loss carryforwards		100,005		78,382

		2,072,829		1,896,224
Less: Valuation allowance		(104,914)		(82,077)

Deferred income tax assets		1,967,915		1,814,147

Deferred income tax liabilities
Valuation of trading assets		—		(5,565)
Foreign exchange contracts and derivative instruments		(11,647)		(77,914)
Allowance for loan losses		(388,523)		(371,872)
Accrued interest and dividend receivable		(13,046)		(74,509)
Other assets		(868,990)		(839,648)
Long-term debt		(28,463)		(38,706)
Other temporary differences		(76,334)		(18,364)

Deferred income tax liabilities		(1,387,003)		(1,426,578)

Net deferred income tax assets	(Won)	580,912	(Won)	387,569

Deferred income taxes at December 31, 2009 and 2010 are reflected in the consolidated balance sheets under the following captions:

	2009		2010
	(in millions of Won)
Other assets	(Won)	689,660	(Won)	477,548
Accrued expenses and other liabilities		(108,748)		(89,979)

Net deferred income tax assets	(Won)	580,912	(Won)	387,569

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

deductible, management believes it is more likely than not that the Group will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2010. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The valuation allowance was (Won)73,626 million and (Won)67,879 million as of January 1, 2008 and 2009, respectively. During the years ended December 31, 2008, 2009 and 2010, the valuation allowance increased (decreased) by (Won)(5,747) million, (Won)37,035 million and (Won)(22,837) million, respectively.

As of December 31, 2010, the Group had net operating loss carryforwards totaling (Won)336,631 million.

The following table sets forth these net operating losses expiring in periods ranging from December 31, 2011 to 2013 and thereafter:

Years ending	(in millions of Won)
2011	(Won)	55,913
2012		164,913
2013 thereafter		115,805

	(Won)	336,631

As the Group decided to adopt Consolidated Tax Return System starting 2010, the tax expense or benefit was calculated including its wholly-owned subsidiaries. Net operating loss carryforward calculated before applying the consolidated tax return system can be deducted only from the relevant taxable income of individual entity.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2008		2009		2010
	(in millions of Won)
Beginning balance	(Won)	217,636	(Won)	153,754	(Won)	52,911
Increases for tax positions of current year		12,740		681		749
Increases for tax positions of prior years		—		719		—
Decreases for tax positions of prior years		(38,353)		(17,659)		(11,206)
Amounts of decreases in the unrecognized tax benefits relating to settlements		(38,269)		(3,817)		—
Amounts of decreases in the unrecognized tax benefits relating to a lapse of the statute of limitations		—		(80,767)		(30,479)

Ending balance		(Won)153,754		(Won)52,911		(Won)11,975

As of December 31, 2008, 2009 and 2010, the unrecognized tax benefits included above which would, if recognized, affect the effective tax rate are (Won)53,071 million, (Won)26,447 million and (Won)11,342 million, respectively.

Interest expense and penalties, net of interest income, related to unrecognized tax positions recorded in income tax expense was (Won)16,778 million, (Won)(43,559) million and (Won)(18,837) million for the years ended December 31, 2008, 2009 and 2010, respectively. Accrued income tax-related interest and penalties, net of interest income, were (Won)6,564 million and (Won)4,413 million at December 31, 2009 and (Won)(5,688) million and (Won)(2,172) million at December 31, 2010, respectively.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

25.	Earnings Per Share

The following is a reconciliation of the income and share data used in the basic and diluted earnings per share computation for the years ended December 31:

The following table sets forth the details of the calculation of earnings per share (EPS) for the years ended December 31:

	2008		2009		2010
	(in millions of Won, except per share data)
Basic EPS
Net income	(Won)	1,480,699	(Won)	1,133,852	(Won)	2,844,522
Accretion and dividends on redeemable preferred stock and redeemable convertible preferred stock		(230,586)		(230,586)		(230,586)

Net income attributable to common stock shareholders	(Won)	1,250,113	(Won)	903,266	(Won)	2,613,936
Weighted-average number of common stocks outstanding (in thousands)		417,673		461,500		474,200
Net income per share

Basic net earnings per share	(Won)	2,993	(Won)	1,957	(Won)	5,512

Diluted EPS
Net income	(Won)	1,480,699	(Won)	1,133,852	(Won)	2,844,522
Dividends on redeemable preferred stock		(202,930)		(202,930)		(202,930)

Net income attributable to common stock shareholders	(Won)	1,277,769	(Won)	930,922	(Won)	2,641,592
Weighted-average number of common stocks outstanding (in thousands)		417,673		461,500		474,200
Diluted effect of redeemable convertible preferred stock (in thousands)		14,721		14,721		14,721

Weighted-average number of common stock outstanding, assuming dilution (in thousands)		432,394		476,221		488,921
Net income per share

Diluted net earnings per share	(Won)	2,955	(Won)	1,955	(Won)	5,403

26.	Employee Severance Plans

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

Under limited circumstances, employees can withdraw their accumulated unpaid severance amounts before their termination of employment (interim severance payment). Such withdrawals were included in the amount of plan payments for the years ended December 31, 2009 and 2010. Total interim severance payments made by the Group in 2009 and 2010 were (Won)148,228 million and (Won)1,061 million, respectively. The Group paid severance benefits, excluding interim severance payments, of (Won)135,270 million and (Won)252,284 million and (Won)44,703 million for the years ended December 31, 2008, 2009 and 2010, respectively.

The following table sets forth the movements of accrued employee severance plan obligations included in accrued expenses and other liabilities at December 31:

	2009		2010
	(in millions of Won)
Balance at beginning of year	(Won)	528,590	(Won)	404,422
Accruals		276,438		153,297
Decrease from sale of subsidiaries		(94)		—
Payments		(400,512)		(45,724)

		404,422		511,995
Less: Contributions to National Pension Fund and severance plan assets		(229,897)		(347,110)

Balance at end of year	(Won)	174,525	(Won)	164,885

The Group expects to pay the following future benefits to its employees upon their normal retirement age:

Years ending	(in millions of Won)
2011	(Won)	435
2012		3,529
2013		3,864
2014		7,976
2015		10,434
2016 ~ 2020		144,037

	(Won)	170,275

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

Share-based compensation expense was (Won)(114,058) million, (Won)52,077 million and (Won)31,230 million in 2008, 2009 and 2010, respectively. The per share weighted fair value of the stock options granted to key employees, executives and directors of the Group was (Won)12,275 for 2008 and nil for 2009 and 2010. These fair value amounts were calculated using the Partial Differential Equation (PDE) Solution model.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table illustrates the significant assumptions used to estimate the fair value of share options at the grant date (the group did not grant any stock options during 2009 and 2010):

Shinhan Financial Group
2008
Risk-free interest rate	5.16%
Expected lives(1)	5.00 years
Expected volatility(2)	30.60%
Expected dividend rate	2.62%

Note:

(1)	Expected lives are calculated based on a simplified method since the Group does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term.

(2)	Expected volatility is based on implied volatility derived from historical volatility of the Group’s stock price.

Shinhan Financial Group Plan

Shinhan Financial Group has authorized 77,686,588 shares of options to be granted to purchase its common stock. Shinhan Financial Group granted to its key employees, managements and directors of the Group 1,004,200 options, 1,156,300 options, 1,301,600 options, 2,695,200 options, 3,296,200 options, 1,301,050 options and 808,700 options at an exercise price of (Won)18,910, (Won)11,800, (Won)21,595, (Won)28,006, (Won)38,829, (Won)54,560 and (Won)49,053 per share with vesting period of two years from the grant date in 2002, 2003, 2004, 2005, 2006, 2007 and 2008, respectively. Upon vesting, the 1st, 2nd and 3rd options may be exercised within three to four years while the 4th, 5th, 6th and 7th options may be exercised within four years after one year from vesting. Options granted to management and directors are performance-based and market-based linked to average market price of the Group’s three main domestic competitors’ shares. With regard to options granted on May 22, 2002, May 15, 2003, March 25, 2004, March 30, 2005, March 21, 2006 and March 20, 2007, Shinhan Financial Group decided to pay the difference between the exercise price and average market price in cash at the date of exercise. With regard to options granted on March 19, 2008, the Group may issue shares (new shares of common stock or treasury shares) upon settlement or pay in cash the difference between the exercise and average market price at the date of exercise.

In 2010, the Group introduced the performance share plan as part of the stock-based compensation plan. The Group granted 935,900 shares which are performance-based and market-based linked to average market price of the Group’s three main domestic competitors’ shares. The performance shares granted (a) are subject to service or performance based requirements, (b) have an exercise price of (Won)0 and (c) the quantity is indexed to the banking industry index. The performance shares were vested over one to four years from the date of grant and will be exercised immediately on vesting date. The fair value of cash payment is estimated using the closing share price at the end of reporting period.

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

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

A summary of the status of the Group’s unvested options as of December 31, 2008, 2009 and 2010 and changes during the years ended December 31, 2008, 2009 and 2010 is presented below:

	Shinhan Financial Group
	Number of Options	Weighted- Average Grant Date Fair Value per Option
		(in Won)
Unvested at January 1, 2008	3,955,998	(Won)	8,884
Granted	808,700		12,275
Vested	(2,765,738)		5,797
Forfeited	(138,202)		11,469

Unvested at December 31, 2008	1,860,758	(Won)	14,754

Unvested at January 1, 2009	1,860,758	(Won)	14,754
Granted	—		—
Vested	(1,110,427)		16,259
Forfeited	(76,093)		14,760

Unvested at December 31, 2009	674,238	(Won)	12,275

Unvested at January 1, 2010	674,238	(Won)	12,275
Granted	—		—
Vested	(661,804)		12,275
Forfeited	(12,434)		12,275

Unvested at December 31, 2010	—	(Won)	—

Total fair value of shares vested during 2008, 2009 and 2010 were (Won)12,168 million, (Won)9,204 million and (Won)9,549 million, respectively.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table presents the share option activities during the period indicated:

	Shinhan Financial Group					Shinhan Bank
	Number of Options	Weighted- Average Exercise Price per Option		Aggregate Intrinsic Value		Number of Options	Weighted- Average Exercise Price per Option		Aggregate Intrinsic Value
		(in Won)		(in millions of Won)			(in Won)		(in millions of Won)
Outstanding at January 1, 2008	7,760,174	(Won)	34,065			157,523	(Won)	5,150
Granted	808,700		49,053			—		—
Exercised	(1,379,042)		20,964			(135,173)		5,175
Forfeited	(138,202)		47,729			—		—

Outstanding at December 31, 2008	7,051,630	(Won)	38,078	(Won)	12,457	22,350	(Won)	5,000	(Won)	—

Granted	—		—			—		—
Exercised	(777,175)		23,942			—		—
Forfeited	(76,093)		52,489			(22,350)		(5,000)

Outstanding at December 31, 2009	6,198,362	(Won)	39,673	(Won)	47,594	—	(Won)	—	(Won)	—

Granted	—		—			—		—
Exercised	(304,310)		32,252			—		—
Forfeited	(40,392)		52,865			—		—

Outstanding at December 31, 2010	5,853,660	(Won)	39,968	(Won)	62,435	—	(Won)	—	(Won)	—

Exercisable at December 31, 2010	5,191,856	(Won)	38,810	(Won)	62,435	—	(Won)	—	(Won)	—

	Shinhan Investment Corp. (formerly Good Morning Shinhan Securities)
	Number of Options	Weighted-Average Exercise Price per Option		Aggregate Intrinsic Value
		(in Won)		(in million Won)
Outstanding at January 1, 2008	5,695,769	(Won)	6,956
Granted	—		—
Exercised	(342,857)		5,273
Forfeited	—		—

Outstanding at December 31, 2008	5,352,912	(Won)	7,064	(Won)	—
Granted	—		—
Exercised	(90,000)		6,040
Forfeited	(4,812,912)		7,148

Outstanding at December 31, 2009	450,000	(Won)	6,370	(Won)	327
Granted	—		—
Exercised	—		—
Forfeited	—		—

Outstanding at December 31, 2010	450,000	(Won)	6,370	(Won)	403

Exercisable at December 31, 2010	450,000	(Won)	6,370	(Won)	403

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The total intrinsic value of options exercised during the years ended December 31, 2008, 2009, and 2010 was (Won)36,747 million, (Won)9,132 million, and (Won)4,137 million, respectively, and the amounts have been paid in cash during the year.

Share options outstanding at December 31, 2010 are as follows:

	Shinhan Financial Group
	Options outstanding				Options exercisable
Exercise price	Number Outstanding	Weighted- Average Remaining Contractual Life(1)	Weighted- Average Exercise Price		Number Exercisable	Weighted- Average Exercise Price		Weighted- Remaining Contractual Life(1)
			(in Won)			(in Won)
(Won)28,006	1,582,484	1.24	(Won)	28,006	1,582,484	(Won)	28,006	1.24
38,829	2,526,903	2.22		38,829	2,526,903		38,829	2.22
54,560	1,082,469	3.22		54,560	1,082,469		54,560	3.22
49,053	661,804	4.21		49,053	—		—	—

	5,853,660	2.37	(Won)	39,968	5,191,856	(Won)	38,810	2.13

	Shinhan Investment Corp. (formerly Good Morning Shinhan Securities)
	Options outstanding				Options exercisable
Exercise price	Number Outstanding	Weighted- Average Remaining Contractual Life(1)	Weighted- Average Exercise Price		Number Exercisable	Weighted- Average Exercise Price		Weighted- Remaining Contractual Life(1)
			(in Won)			(in Won)
(Won)6,370	450,000	1.40	(Won)	6,370	450,000	(Won)	6,370	1.40

	450,000	1.40	(Won)	6,370	450,000	(Won)	6,370	1.40

Note:

(1)	Contractual life indicates the sum of service (vesting) period and exercisable period.

The following table presents the Group’s performance shares during the period indicated:

Shinhan Financial Group
Number of PSs
Outstanding at December 31, 2009	—
Granted	935,900
Unvested	(732,856)

Outstanding at December 31, 2010	203,044

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Performance shares granted at December 31, 2010 are as follows:

	Shinhan Financial Group
Grant Date	Number of PSs	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price
			(in Won)
2010-04-01	812,400	3.25	—
2010-06-01	18,800	3.42	—
2010-06-28	6,200	3.49	—
2010-07-21	3,800	3.55	—
2010-08-25	9,100	3.65	—
2010-08-30	12,400	3.66	—
2010-11-04	3,800	3.84	—
2010-12-30	48,900	4.00	—
2010-12-31	20,500	4.00	—

	935,900	3.32	—

Employee Stock Ownership Association

In 2002, Shinhan Financial Group established an employee stock ownership association (the ESOA) covering most of their employees. The Group makes cash contributions to the ESOA on a periodic basis based on the Group’s actual performance relative to pre-specified net income. The Group’s cash contributions are used to purchase shares of the common stock of the Group on the Korea Exchange. All shares acquired by the ESOA are unallocated, and are restricted for a period of four years pursuant to the plan agreements and regulations governing the ESOA. In addition, under the Securities and Exchange Act of Korea, employees participating in the ESOA have a right of first refusal, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered by the Group pursuant to the Securities and Exchange Act of Korea. Furthermore, this right is exercisable only to the extent that the total number of shares so acquired and held by such employees does not exceed 20% of the Group’s total number of shares then outstanding. For the years ended December 31, 2008, 2009 and 2010, the Group recorded in aggregate (Won)34,112 million, (Won)35,060 million and (Won)62,249 million in expenses related to the ESOA contributions, respectively.

28.	Fair Value Measurements

Effective January 1, 2008, the Group adopted ASC 820-10 (formerly SFAS 157). This guidance defines fair value, expands disclosure requirements about fair value and specifies a three-level fair value hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The Group determines the fair value of its financial instruments that are recognized or disclosed at fair value in the financial statements in accordance with ASC 820-10.

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

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Assets and liabilities measured at fair value on a recurring basis

As of December 31, 2009 and 2010, instruments measured at fair value on a recurring basis comprised 15.47% and 15.93% of the Group’s total assets and 2.42% and 2.53% of the Group’s total liabilities, respectively. The following table presents assets and liabilities measured at fair value on a recurring basis by fair-value hierarchy levels as of December 31, 2009 and 2010.

	2009
	Level 1		Level 2		Level 3		Total
	(in millions of Won)
Assets measured at fair value
Trading assets
Trading securities
Debt securities
Korean treasury and governmental agencies	(Won)	901,481	(Won)	622,214	(Won)	—	(Won)	1,523,695
Corporations		—		920,794		255,768		1,176,562
Financial institutions		662,121		1,441,973		—		2,104,094
Mortgage-backed securities and asset-backed securities		—		872,987		—		872,987
Equity securities		534,190		212,772		—		746,962
Derivative instruments		5,492		4,359,732		251,306		4,616,530
Other trading assets — commodity indexed deposits		—		256,246		—		256,246

	(Won)	2,103,284	(Won)	8,686,718	(Won)	507,074	(Won)	11,297,076

Available-for-sale securities
Korean treasury and governmental agencies	(Won)	4,081,086	(Won)	4,640,913	(Won)	—	(Won)	8,721,999
Corporations		—		2,307,792		—		2,307,792
Financial institutions		3,531,061		7,633,203		—		11,164,264
Mortgage-backed securities and asset-backed securities		—		2,186,982		97,202		2,284,184
Other		—		170,168		—		170,168

	(Won)	7,612,147	(Won)	16,939,058	(Won)	97,202	(Won)	24,648,407

Equity securities	(Won)	2,961,285	(Won)	2,203	(Won)	—	(Won)	2,963,488

Other assets
Hedging derivative instruments		—		1,817		—		1,817
Fund investments		—		523,116		—		523,116

	(Won)	—	(Won)	524,933	(Won)	—	(Won)	524,933

Total assets	(Won)	12,676,716	(Won)	26,152,912	(Won)	604,276	(Won)	39,433,904

Liabilities measured at fair value
Trading liabilities
Derivative instruments	(Won)	609	(Won)	4,145,634	(Won)	99,822	(Won)	4,246,065
Other trading liabilities — commodity indexed deposits		—		318,969		—		318,969
Short-term borrowings
Securities sold short, not yet purchased		27,966		—		—		27,966
Long-term debt
Equity linked securities sold		—		—		1,067,457		1,067,457
Other liabilities
Hedging derivatives instruments		—		167		—		167

Total liabilities	(Won)	28,575	(Won)	4,464,770	(Won)	1,167,279	(Won)	5,660,624

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	2010
	Level 1		Level 2		Level 3		Total
	(in millions of Won)
Assets measured at fair value
Trading assets
Trading securities
Debt securities
Korean treasury and governmental agencies	(Won)	644,978	(Won)	2,580,357	(Won)	—	(Won)	3,225,335
Corporations		—		1,550,044		347,342		1,897,386
Financial institutions		1,709,816		3,176,717		—		4,886,533
Mortgage-backed securities and asset-backed securities		—		470,501		—		470,501
Equity securities		600,389		230,302		—		830,691
Derivative instruments
Foreign exchange		—		1,503,264		127,658		1,630,922
Interest rate		—		819,512		105,005		924,517
Equity		15,443		1,152,005		85,738		1,253,186
Credit		—		349		—		349
Other		—		3,297		2,228		5,525
Other trading assets — commodity indexed deposits		—		153,457		—		153,457

	(Won)	2,970,626	(Won)	11,639,805	(Won)	667,971	(Won)	15,278,402

Available-for-sale securities
Korean treasury and governmental agencies	(Won)	4,426,974	(Won)	6,074,531	(Won)	—	(Won)	10,501,505
Corporations		—		2,400,140		—		2,400,140
Financial institutions		3,085,426		6,446,997		—		9,532,423
Mortgage-backed securities and asset-backed securities		—		1,916,077		30,984		1,947,061
Other		—		149,591		—		149,591

	(Won)	7,512,400	(Won)	16,987,336	(Won)	30,984	(Won)	24,530,720

Equity securities	(Won)	2,865,590	(Won)	1,671	(Won)	—	(Won)	2,867,261
Other assets
Hedging derivative instruments
Foreign exchange		—		350		—		350
Interest rate		—		27,040		—		27,040
Fund investments		—		569,587		—		569,587

	(Won)	—	(Won)	596,977	(Won)	—	(Won)	596,977

Total assets	(Won)	13,348,616	(Won)	29,225,789	(Won)	698,955	(Won)	43,273,360

Liabilities measured at fair value
Trading liabilities
Derivative instruments
Foreign exchange	(Won)	—	(Won)	1,300,485	(Won)	22,113	(Won)	1,322,598
Interest rate		—		823,251		50,957		874,208
Equity		315		1,182,025		32,452		1,214,792
Credit		—		—		422		422
Other		—		3,216		1,903		5,119
Other trading liabilities — commodity indexed deposits		—		198,619		—		198,619
Short-term borrowings
Securities sold short, not yet purchased		624,358		—		—		624,358
Long-term debt
Equity linked securities sold		—		—		1,949,390		1,949,390
Other liabilities
Hedging derivatives instruments
Foreign exchange		—		19,281		—		19,281
Interest rate		—		4,747		29,539		34,286

Total liabilities	(Won)	624,673	(Won)	3,531,624	(Won)	2,086,776	(Won)	6,243,073

In 2010, the transfers between levels 1 and 2 were not significant.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Changes in Level 3 items measured at fair value on a recurring basis

In circumstances where observable market data are not available, significant unobservable inputs are utilized to determine fair value. In such cases, the assets and liabilities are classified as Level 3. As of December 31, 2009, assets and liabilities categorized as Level 3 represented 1.53% and 20.62% of the Group’s total assets and liabilities measured at fair value on a recurring basis, respectively. As of December 31, 2010, assets and liabilities categorized as Level 3 represented 1.62% and 33.43% of the Group’s total assets and liabilities measured at fair value on a recurring basis, respectively. Both observable and unobservable inputs may be used to determine the fair value of positions that the Group has classified within the Level 3 category. As a result, the realized and unrealized gains and losses for assets and liabilities within the Level 3 category presented in the tables below may include changes in fair value that were attributable to both observable and unobservable inputs.

The following table presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis for the years ended December 31, 2009 and 2010:

	January 1, 2009		Total realized/ unrealized gains (losses) recorded in				Transfers in and/or out of Level 3(2)		Purchases, issuances and settlements		December 31, 2009		Unrealized losses still held(3)
			Trading revenues		Others(1)
	(in millions of Won)
Trading assets
Trading securities	(Won)	227,277	(Won)	54,842	(Won)	—	(Won)	—	(Won)	(26,351)	(Won)	255,768	(Won)	(5,117)
Derivatives instruments		420,660		(157,835)		—		252,720		(264,239)		251,306		(176,980)
Investments
Available-for-sale securities		100,364		—		(7,879)		—		4,717		97,202		(3,424)
Trading liabilities
Derivatives instruments		430,605		(554)		—		(132,169)		(199,168)		99,822		(34,031)
Long-term debt
Equity linked securities sold		610,971		217,301		—		—		673,787		1,067,457		(18,960)

	January 1, 2010		Total realized/ unrealized gains (losses) recorded in				Transfers in and/or out of Level 3(2)		Purchases, issuances and settlements		December 31, 2010		Unrealized gains (losses) still held(3)
			Trading revenues		Others(1)
	(in millions of Won)
Trading assets
Trading securities	(Won)	255,768	(Won)	36,411	(Won)	—	(Won)	—	(Won)	55,163	(Won)	347,342	(Won)	15,625
Derivatives instruments
Foreign exchange		146,237		93,099		—		7,942		(119,620)		127,658		(76,725)
Interest rate		31,884		669		—		73,999		(1,547)		105,005		72,426
Equity		73,185		79,362		—		—		(66,809)		85,738		69,251
Credit		—		—		—		—		—		—		—
Other		—		2,228		—		—		—		2,228		2,228
Investments
Available-for-sale securities		97,202		3,851		(2,346)		—		(67,723)		30,984		1,664
Trading liabilities
Derivatives instruments
Foreign exchange		2,673		(10,948)		—		5,819		2,673		22,113		(18,176)
Interest rate		8,679		(5,830)		—		36,214		234		50,957		(621)
Equity		65,747		100,235		—		1,323		65,617		32,452		(34,709)
Credit		22,723		45,024		—		—		22,723		422		(422)
Other		—		—		—		1,903		—		1,903		1,562
Long-term debt
Equity linked securities sold		1,067,457		(281,108)		—		—		1,163,041		2,511,606		(80,749)
Hedging derivatives instruments Interest rate		—		(28,919)		—		—		620		29,539		(28,919)

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Note:

(1)	Includes the change in fair value of available-for-sale securities and other investments, change in accumulated other comprehensive income (loss), gains (losses) from sales and impairment losses.

(2)

Transfers into or out of Level 3 are made if the inputs used in the financial models measuring the fair values of the assets and liabilities became unobservable or observable, respectively. These transfers are effective as of the beginning of the year, and any gains or losses occurring on these assets and liabilities during the year are presented as Level 3.

(3)

Represents the amount of total gains or losses for the years ended December 31, 2009 and 2010, included in earnings (and accumulated other comprehensive income (loss) for changes in fair value of available-for-sale investments and other investment) attributable to the change in fair value relating to assets and liabilities classified as Level 3 that are still held at December 31, 2009 and 2010.

The significant changes in Level 3 assets and liabilities for the year ended December 31, 2009 are as follows:

A net decrease in available-for-sale securities of (Won)7,897 million was mainly driven by recognition of other-than-temporary impairment of CDOs which are included in earnings.

The changes in the Level 3 derivative assets and liabilities of (Won)(169,354) million and (Won)(330,783) million were mainly due to:

(i) The Group transferred (Won)357,219 million of derivatives assets from the Level 2 into the Level 3 category in the fair-value hierarchy during the year ended December 31, 2010. The valuation of these derivatives is affected by the credit valuation and debt valuation adjustments, which is based on an internal valuation technique, and the extent of such adjustment was significant enough to render the fair-value hierarchy of the respective instruments into the lower level. And the Group transferred (Won)104,499 million of derivatives assets and (Won)132,167 million of derivatives liabilities to the Level 2 from the Level 3 category in the fair-value hierarchy during the year ended December 31, 2010 as the availability of observable pricing inputs relevant to the asset or liability that is significant to the fair value measurement in its entirety has been increased as of December 31, 2010.

(ii) The changes in the Level 3 realized/unrealized gains (losses) from trading derivatives were due to loss of (Won)157,835 million and (Won)554 million relating to derivative assets and liabilities, respectively, and these losses include both realized and unrealized losses during the year ended December 31, 2009.

The significant changes in Level 3 assets and liabilities for the year ended December 31, 2010 are as follows:

A net decrease in available-for-sale securities of (Won)67,723 million was mainly caused by settlement of CDO.

The changes in the Level 3 derivative assets and liabilities of (Won)69,323 million and (Won)37,564 million were mainly due to:

(i) The Group transferred (Won)115,574 million and (Won)46,363 million of derivatives assets and liabilities from the Level 2 into the Level 3 category in the fair-value hierarchy during the year ended December 31, 2010. The valuation of these derivatives is affected by the credit valuation and debt valuation adjustments, which is based on an internal valuation technique, and the extent of such adjustment was significant enough to render the fair-value hierarchy of the respective instruments into the lower level. And the Group transferred (Won)33,633 million of derivatives assets and (Won)(1,104) million of derivatives liabilities to the Level 2 from the Level 3 category in the fair-value hierarchy during the year ended December 31, 2010 as the availability of observable pricing inputs relevant to the asset or liability that is significant to the fair value measurement in its entirety has been increased as of December 31, 2010.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

(ii) The changes in the Level 3 realized/unrealized gains (losses) from trading derivatives were due to loss of (Won)175,358 million and (Won)99,562 million relating to derivative assets and liabilities, respectively, and these losses include both realized and unrealized losses during the year ended December 31, 2010.

Assets and liabilities measured at fair value on a non-recurring basis

Certain assets and liabilities are measured at fair value on a non-recurring basis and are not included in the tables above. These assets and liabilities primarily include assets measured at cost that have been written down to fair value during the period as a result of an impairment.

The following table presents collateral dependent loans and lease receivables, goodwill and other assets of which balances at December 31, 2009 and 2010 are measured at fair value on a non-recurring basis based on the ASC 820-10 valuation hierarchy.

	2009
	Level 1		Level 2		Level 3
	(in millions of Won)
Loans and lease receivables(1)	(Won)	—	(Won)	—	(Won)	432,765
Goodwill(2)		—		—		—
Other assets - other investments(3)		—		—		9,591

	2010
	Level 1		Level 2		Level 3
	(in millions of Won)
Loans and lease receivables(1)	(Won)	—	(Won)	—	(Won)	619,322
Goodwill(2)		—		—		—
Other assets - other investments(3)		—		—		38,294

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

(2)

The Group recorded goodwill impairment charges of (Won)59,517 million and (Won)0 million at December 31, 2009 and 2010, respectively, as determined based on Level 3 inputs. See Note 10 for additional information on goodwill impairment

(3)	The Group recorded impairment charges of (Won)12,038 million and (Won)17,276 million at December 21, 2009 and 2010, respectively.

29.	Fair Value of Financial Instruments

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

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following disclosures represent financial instruments in which the ending balance is not carried at fair value in its entirety on the Group’s consolidated balance sheets at December 31:

	2009				2010
	Carrying Amount		Fair Value		Carrying Amount		Fair Value
	(in millions of Won)
Financial assets:
Financial assets for which carrying value approximates fair value	(Won)	17,225,681	(Won)	17,225,681	(Won)	17,257,557	(Won)	17,257,557
Interest-bearing deposits in banks		2,164,004		2,164,004		2,378,905		2,378,905
Held-to-maturity securities		12,793,618		12,840,594		12,587,018		12,994,228
Loans		165,593,546		167,393,995		176,589,401		179,145,181
Non-marketable equity investments included in other assets		2,045,547		3,437,571		2,763,431		3,847,867

Total Financial assets	(Won)	199,822,396	(Won)	203,061,845	(Won)	211,576,312	(Won)	215,623,738

Financial liabilities:
Financial liabilities for which carrying value approximates fair value	(Won)	5,853,609	(Won)	5,853,609	(Won)	7,199,880	(Won)	7,199,880
Deposits		143,698,489		144,364,290		152,892,183		153,630,439
Short-term borrowings		9,686,890		9,686,890		7,446,901		7,446,901
Secured borrowings		7,944,390		8,078,573		8,295,896		8,368,091
Long-term debt		43,727,523		42,319,203		44,546,409		45,587,964

Total Financial liabilities	(Won)	210,910,901	(Won)	210,302,565	(Won)	220,381,269	(Won)	222,233,275

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

The Group enters into these derivative transactions relating to interest rate, foreign currency, market/credit, commodity and other risks to enable customers to transfer, modify or reduce their interest rate, foreign exchange and other market risks. As part of this process, the Group considers the customers’ suitability for the risk involved, and the business purpose for the transaction. The Group also manages its derivative-risk positions

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

through offsetting trade activities, controls focused on price verification, and daily reporting of positions to senior managers. In addition the Group trades these products for its own account. Trading limits and price verification controls are key aspects of this activity. The Group uses derivatives in connections with its risk-management activities to hedge certain risks or reposition the risk profile of the Group. For example, the Group may issue fixed-rate long-term debt and then enter into a receive-fixed, pay-variable-rate interest rate swap with the same tenor to a net variable-rate basis. This strategy is the most common form of an interest rate hedge, as it minimizes interest cost in certain yield curve environments. Derivatives are also used to manage interest rate risk relating to specific groups of on-balance sheet assets and liabilities, including investments, loans, and long-term debt. In addition, foreign exchange contracts are used to hedge the foreign currency denominated debt, net capital exposures and foreign exchange transactions. The fair values of derivatives not qualifying for hedge accounting are included in trading assets(or trading liabilities) and any changes in fair values are included in net trading profits(losses). The fair values of derivatives qualifying for hedge accounting are included in other assets (or other liabilities) and the earning impact of these fair value hedges and the changes in fair values attributable to the risk being hedged for the hedged item are included in non-interest income (or non-interest expense).

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

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The total notional amounts for both long and short derivative positions, representing the volume of derivative activity, at December 31, 2010 are as follows:

	2010
	Underlying Notional Amount(1)		Estimated Fair Value Assets(2)		Estimated Fair Value Liabilities(2)
	(in millions of Won)
Trading:
Foreign exchange derivatives:
Swaps	(Won)	14,436,472	(Won)	635,507	(Won)	859,188
Future and forward contracts		45,434,011		786,918		449,650
Options purchased		876,993		146,405		—
Options written		797,706		—		11,426

Sub-total		61,545,182		1,568,830		1,320,264

Interest rate derivatives:
Swaps		164,834,750		596,529		765,421
Options purchased		4,670,000		42,644		—
Options written		4,689,103		—		43,177

Sub-total		174,193,853		639,173		808,598

Equity derivatives:
Swaps		898,766		33,503		2,126
Options purchased		9,630,082		1,219,683		—
Options written		9,194,627		—		1,212,666

Sub-total		19,723,475		1,253,186		1,214,792

Credit derivatives:
Protection sell		87,742		349		422

Sub-total		87,742		349		422

Other derivatives:
Options purchased		88,645		5,525		—
Options written		56,042		—		5,119

Sub-total		144,687		5,525		5,119

Total	(Won)	255,694,939	(Won)	3,467,063	(Won)	3,349,195

Nontrading:
Hedge accounting:
Foreign exchange derivatives:
Swaps		300,453		350		19,281
Interest rate derivatives:
Swaps		1,582,889		27,040		34,286

Sub-total		1,883,342		27,390		53,567

Nontrading that do not qualify for hedge accounting(3):
Foreign exchange derivatives:
Swaps		593,005		61,961		2,334
Future and forward contracts		1,727		131		—
Interest rate derivatives:
Swaps		8,365,330		285,344		65,610

Sub-total		8,960,062		347,436		67,944

Total	(Won)	10,843,404	(Won)	374,826	(Won)	121,511

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Note:

(1)	Notional amounts in foreign currencies were converted into Won at prevailing exchange rates as of December 31, 2010.

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

Trading profits (losses) related to derivative instruments not designated or qualifying as hedging instruments under ASC 815 (formerly SFAS 133) at December 31, 2010 are as follows:

	2010
	Nontrading that do not qualify for hedge accounting		Trading
	(in millions of Won)
Foreign exchange derivatives	(Won)	17,190	(Won)	723,121
Interest rate derivatives		131,729		(59,157)
Equity derivatives		—		52,646
Credit derivatives		—		2,664
Commodity and other derivatives		—		10,873

	(Won)	148,919	(Won)	730,147

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

Derivative contracts hedging the risks associated with the changes in fair value are referred to as fair value hedges, while contracts hedging the risks affecting the expected future cash flows are called cash flow hedges. Hedges that utilize derivatives or debt instruments to manage the foreign exchange risk associated with equity investments in non-Korean Won functional currency foreign subsidiaries (net investment in a foreign operation) are called net investment hedges.

If certain hedging criteria specified in ASC 815 are met, in including testing for hedge effectiveness, special hedge accounting may be applied. The hedge effectiveness assessment methodologies for similar hedges are performed in a similar manner and are used consistently throughout the hedging relationships. For fair value hedges, the changes in value of the hedging derivative, as well as the changes in value due to the risk being hedged, are reflected in current earnings. For cash flow hedges and net investment hedges, the changes in value of the hedging derivative are reflected in accumulated other comprehensive income (loss) in the Group’s

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

stockholders’ equity, to the extent the hedge is effective. Hedge ineffectiveness, in either case, is reflected in current earnings. The Group does not apply net investment hedge.

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

Key aspects of achieving hedge accounting are documentation of hedging strategy and hedge effectiveness at inception and substantiating hedge effectiveness on an ongoing basis. A derivative must be highly effective in accomplishing the hedge objective of offsetting changes in the fair value for the risk recognized in current earnings. Any ineffectiveness in the hedge relationship is recognized in current earnings. The assessment of effectiveness excludes changes in the value of the hedged item that are not related to the risks being hedged.

Fair value hedges

The Group hedges exposure to changes in the fair value of outstanding fixed-rate issued debt and available for sale debt securities. The fixed cash flows from those financing transactions are converted to benchmark floating-rate cash flows by entering into interest rate swaps. The Group had applied fair value hedge accounting exclusively to interest rate swap transactions with the hedged items of fixed rate debts that qualified for the short-cut method for hedge relationships commencing prior to December 31, 2005. Since the Group assumed no ineffectiveness for those transactions, no ineffective portion was recognized in the consolidated statements of income for the years presented. However, the Group has applied hedge accounting for new hedging relationships entered into since January 1, 2010. In accordance with ASC 815, the Group documented hedging strategy and hedge effectiveness at the hedge inception. These fair-value hedging relationships utilize regression analysis to assess whether the hedging relationships are highly effective at inception and on an ongoing basis.

The gain and loss on designated and qualifying fair value hedges recognized in other non-interest income and other non-interest expense for the year ended December 31 are as follow:

	2010
	Derivatives		Hedged Items		Hedge Ineffectiveness
	(in millions of Won)
Gain (loss) on designated and qualifying fair value hedges:
Interest rate derivatives	(Won)	(5,718)	(Won)	6,314	(Won)	596

Cash flow hedges

Hedging of benchmark interest rate risk

The group hedges variable cash flows resulting from floating-rate liabilities. Variable cash flows from those liabilities are converted to fixed-rate cash flows by entering into receive-variable, pay-fixed interest rate swaps.

These cash-flow hedging relationships use regression analysis to assess whether the hedging relationships are highly effective at inception and on an ongoing basis.

Since efforts are made to match the terms of the derivatives to those of the hedged forecasted cash flows as closely as possible, the amount of hedge ineffectiveness is not significant.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Hedging of foreign exchange risk

The Group locks in the functional currency equivalent cash flows of long-term debt and short-term borrowings that are denominated in a currency other than the functional currency of the issuing entity.

Depending on the risk management objectives, these types of hedges are designated as either cash flow hedges of only foreign exchange risk or cash flow hedges of both foreign exchange and interest rate risk, and the hedging instruments used are foreign exchange cross-currency swaps and forward contracts. These cash flow hedge relationships use regression analysis to determine whether the hedging relationships are highly effective at inception and on an ongoing basis.

The effective portion of cash flow hedges included in AOCI and the amount that is expected to be reclassified into earnings in the next 12 months from cash flow hedges at December 31, 2010 are as follow:

	2010
	(in millions of Won)
Effective portion of cash flow hedges included in AOCI
Interest rate contracts	(Won)	(2,359)
Foreign exchange contracts		(4,676)

Total effective portion of cash flow hedges included in AOCI	(Won)	(7,034)

Amount that is expected to be reclassified into earnings in the next 12 months
Interest rate contracts	(Won)	—
Foreign exchange contracts		(200)

Total amount that is expected to be reclassified into earnings in the next 12 months	(Won)	(200)

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

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following disclosures represent a summary of the notional amounts of credit derivatives and credit linked notes the Group sold and purchased at December 31, 2009 and 2010:

	2009
	Protection sold		Protection purchased with identical underlyings(1)		Net protection sold
	(in millions of Won)
Credit derivatives:
Credit default swaps	(Won)	174,918	(Won)	—	(Won)	174,918
Credit linked notes		23,352		—		23,352

	(Won)	198,270	(Won)	—	(Won)	198,270

	2010
	Protection sold		Protection purchased with identical underlyings(1)		Net protection sold
	(in millions of Won)
Credit derivatives:
Credit default swaps	(Won)	87,742	(Won)	—	(Won)	87,742

Note:

(1)	Represents the notional amount of purchased credit derivatives where the Group is the protection seller on the identical underlying reference instrument.

The following table represents the maturity and credit rating of reference entities at December 31, 2009 and 2010:

	2009
	Less than one year		One to five years		Over five years		Total notional amount		Fair value asset (liability)(2)
	(in millions of Won)
Risk rating of reference entity:
AAA to BBB-(1)	(Won)	137,628	(Won)	60,642	(Won)	—	(Won)	198,270	(Won)	2,656

	2010
	Less than one year		One to five years		Over five years		Total notional amount		Fair value asset (liability)(2)
	(in millions of Won)
Risk rating of reference entity:
AA to CCC-(1)	(Won)	37,978	(Won)	49,764	(Won)	—	(Won)	87,742	(Won)	(73)

Note:

(1)	The Group considers ratings of BBB- or higher to meet the definition of investment grade.

(2)	Represents the netted amount of credit default swaps included in protection sell contracts amounting to (Won)(73) million

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Credit Risk-Related Contingent Features

Certain derivative instruments contain provisions that require the Group to either post additional collateral or immediately settle any outstanding liability balances upon the occurrence of a specified credit risk-related event. These events, which are defined by the existing derivative contracts, are primarily downgrades in the credit ratings of the Group and its subsidiaries. The fair value of all derivative instruments with credit risk-related contingent features that are in a liability position on December 31, 2009 and 2010 is (Won)1,878,791 million and (Won)1,691,332, respectively. The Group has posted (Won)476,903 million and (Won)31,146 million as collateral for this exposure in the normal course of business as of December 31, 2009 and 2010 respectively. The Group’s credit rating as of December 31, 2009 and 2010, assigned by Moody’s and S&P was A2 and A-, respectively. The Group would be required to post an additional (Won)312,162 million and (Won)180,783 million of collateral to its counterparties at December 31, 2009 and 2010 if Moody’s or S&P’s rating falls to Baa3 and BBB-, respectively, or below.

31.	Commitments and Contingencies

Legal and Tax Contingencies

In the ordinary course of business, the Group is involved in tax and legal proceedings, claims and litigation. As of December 31, 2010, the Group has 336 pending lawsuits as a defendant (total amount: (Won)373,612 million). In the opinion of management, based on current knowledge and after consultation with external counsel, the outcome of such matters will not have a material adverse effect on the Group’s consolidated financial statements.

Lease Commitments

At December 31, 2010, the Group is obliged under a number of non-cancelable operating leases for premises and equipment used primarily for banking purposes. Total rent expense for the years ended December 31, 2008, 2009 and 2010 was (Won)220,839 million, (Won)228,291 million and (Won)245,636 million, respectively. Pursuant to the terms of non-cancelable lease agreements pertaining to premises and equipment in effect at December 31, 2010, future minimum rental commitments under various non-cancelable operating leases are as follows:

Years ending	(in millions of Won)
2011	(Won)	69,601
2012		41,267
2013		26,951
2014		14,675
2015		8,278
Thereafter		12,104

	(Won)	172,876

In lieu of rent, certain lease agreements require the Group to advance a non-interest-bearing refundable security deposit to the landlord for the Group’s use during the lease term. The amount of the advance is determined by the prevailing market rate. The Group has recorded rent expense and interest income related to these leases of (Won)43,286 million, (Won)42,365 million and (Won)39,163 million on deposit balances of (Won)1,222,172 million, (Won)1,225,577 million and (Won)1,284,984 million for the years ended December 31, 2008, 2009 and 2010, respectively. Such amounts were calculated based on the fixed interest rate for time deposits with similar maturities.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Credit Commitments and Guarantees

The following table summarizes the contractual amounts relating to unused credit commitments at December 31:

	2009		2010
	(in millions of Won)
Commitments to extend credit:
Corporate	(Won)	49,590,230	(Won)	52,527,737
Credit card		64,904,222		67,117,196
Consumer(1)		8,794,536		9,390,520
Commercial letters of credit		3,319,107		4,310,739

	(Won)	126,608,095	(Won)	133,346,192

Note:

(1)	Excludes credit card.

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

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The table below summarizes all of the Group’s guarantees at December 31, 2010:

	Expire within One Year		Expire after One Year		Total Notional Amount Outstanding		Current Carrying Liability Amount(1)		Amount of Recourse or Collateral Held		Maximum Potential Amount of Future Payments
	(in millions of Won)
Financial stand-by letters of credit	(Won)	392,815	(Won)	146,799	(Won)	539,614	(Won)	2,333	(Won)	113,543	(Won)	539,614
Other financial guarantees		924,302		61,891		986,193		6,346		137,481		986,193
Performance letters of credit and guarantees		7,309,853		1,851,907		9,161,760		104,830		905,378		9,161,760
Liquidity facilities to SPEs		352,626		893,851		1,246,477		23,125		—		1,246,477
Guarantees on trust accounts		473,157		2,905,831		3,378,988		—		—		3,378,988

	(Won)	9,452,753	(Won)	5,860,279	(Won)	15,313,032	(Won)	136,634	(Won)	1,156,402	(Won)	15,313,032

Note:

(1)	Includes allowance for guarantees and liabilities recorded under ASC 460 (formerly FIN 45).

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

Liquidity facilities to SPEs represent irrevocable commitments to provide contingent liquidity credit lines including commercial paper purchase commitments to SPEs for which the Group serves as the administrator. The SPEs are established by clients to obtain funding from the commercial paper market or the corporate debt market by transferring assets to the SPEs. The Group has commitments to provide liquidity to the SPEs in amounts up to (Won)1,483,977 million at December 31, 2010. Although the Group does not sell assets to these SPEs, it would be required to provide funding under the liquidity facilities in the event that the SPEs do not hold enough funds to make scheduled payments on their outstanding senior debt securities. Under the commercial paper purchase commitments, the Group is required to purchase commercial paper issued by the SPEs when enough funding is not available in the commercial paper market. The Group has limited credit exposure to these SPEs because the risk of first loss is borne by the clients or other third parties, or the SPEs are over-collateralized with the assets sold to them.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Guarantees on trust accounts represent guarantee on the Guaranteed Principal Money Trusts and Guaranteed Fixed Rate Money Trust which require the Group to guarantee the return of the principal amount invested at the termination of a fixed term deposit. The Group manages and administers trust assets in the capacity as a fiduciary on behalf of its customers.

Pledged Assets

The following table sets forth the primary components of assets pledged as collateral for borrowings and other purposes at December 31:

	2009		2010
	(in millions of Won)
Restricted cash	(Won)	72,806	(Won)	2,111
Trading securities		3,031,946		4,518,181
Available-for-sale securities		1,933,160		1,194,725
Held-to-maturity securities		5,087,576		5,067,670
Loans		5,862,846		7,276,007
Real estate		16,227		96,045
Other assets		5,455		12,529

	(Won)	16,010,016	(Won)	18,167,268

32.	Concentrations of Geographic and Credit Risks

Geographic Risk

Loans to borrowers based in Korea represented approximately 97% and 99% of the Group’s loan portfolio at December 31, 2009 and 2010, respectively. Investments in debt and equity securities of Korean entities represented approximately 98% and 96% of the Group’s investment portfolio at December 31, 2009 and 2010, respectively.

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

The Group regularly monitors various segments of its credit risk portfolio to assess potential concentration of risks and to obtain collateral when deemed necessary. Except for securities issued by KDIC, BOK and other governmental entities, no entity was responsible for 10% or more of the Group’s total loans outstanding, trading assets and liabilities, available-for-sale securities, held-to-maturity debt securities or total interest and dividend income at December 31, 2009 and 2010 and for each of the three years ended on December 31, 2010.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table presents major products including both on-balance sheet (100% loans) and off-balance sheet (principally commitments to extend credit) exposures at December 31:

	2009						2010
	Credit Exposure		On-Balance Sheet		Off-Balance Sheet		Credit Exposure		On-Balance Sheet		Off-Balance Sheet
	(in millions of Won)
Commercial and industrial	(Won)	101,768,977	(Won)	54,479,473	(Won)	47,289,504	(Won)	109,426,546	(Won)	59,610,344	(Won)	49,816,202
Other commercial		53,782,606		34,770,389		19,012,217		53,557,510		34,601,192		18,956,318
Lease financing		1,559,652		1,559,652		—		1,578,151		1,578,151		—
Mortgage and home equity		40,525,281		40,022,157		503,124		45,163,921		44,646,443		517,478
Credit cards		80,020,979		15,116,757		64,904,222		84,596,542		17,479,346		67,117,196
Other consumer		31,598,021		23,306,609		8,291,412		30,914,902		22,041,860		8,873,042

	(Won)	309,255,516	(Won)	169,255,037	(Won)	140,000,479	(Won)	325,237,572	(Won)	179,957,336	(Won)	145,280,236

33.	Related Party Transactions

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

Loans to Executives, Directors and Affiliated Parties

The following table summarizes the movements in the amount of loans to executive officers, directors, director nominees, their immediate families and companies affiliated with the directors at December 31:

	2009		2010
	(in millions of Won)
Loans at beginning of the year	(Won)	254,463	(Won)	7,687
New loans		33,594		1,550
Repayments		(280,370)		(5,448)

Loans at end of the year	(Won)	7,687	(Won)	3,789

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth the outstanding balances at December 31, and the related income and expense for the years ended December 31 for related party transactions:

	2008				2009				2010
	Trust Accounts		Executives, Directors and Affiliated Parties		Trust Accounts		Executives, Directors and Affiliated Parties		Trust Accounts		Executives, Directors and Affiliated Parties
	(in millions of Won)
Loans	(Won)	—	(Won)	254,463	(Won)	—	(Won)	7,687	(Won)	—	(Won)	3,789
Trust fees payable		9,514		—		10,299		—		57,410		—
Short-term borrowings		929,175		—		772,373		—		1,224,846		—
Other liabilities		39,365		—		16,489		—		3,154		—
Net trust management fees		33,567		—		28,960		—		33,734		—
Interest expense on short-term borrowings		42,929		—		24,449		—		25,387		—
Interest on loans		—		5,844		—		329		—		204

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

For management reporting purposes, the Group’s business segment results are reported to management under Korean GAAP. The Group is organized into seven major business segments: retail banking, corporate banking, treasury and international business, other banking services, securities brokerage services, credit card and life insurance. The Group’s reportable segments are based on the nature of the products and services provided, the type or class of customers, and the Group’s management organization, and provide the basis on which the Group reports its primary segment information:

•

Retail banking — Activities within this segment include savings and demand deposits, consumer loans and mortgages of individual customers and sole proprietors with lending limits of (Won)1,000 million or less.

•

Corporate banking — Activities within this segment include loans, overdrafts, other credit facilities, deposits in foreign currencies and other foreign currency activities. The corporate banking segment’s assets and liabilities are mainly from transactions with customers including small and medium sized private companies, publicly traded enterprises and sole proprietors with lending limits greater than (Won)1,000 million.

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

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table sets forth information about reporting segments as of and for the years ended December 31:

	2008
	Shinhan Bank
	Retail Banking		Corporate Banking		Treasury & International Business		Other Banking Services		Securities Brokerage Services(1)		Credit Card(2)
	(In millions of Won)
Net interest income	(Won)	2,309,914	(Won)	2,476,414	(Won)	(578,185)	(Won)	134,540	(Won)	184,408	(Won)	2,958,371
Non-interest income		1,999,084		5,339,037		27,961,314		2,773,492		1,531,926		631,799

Total revenues		4,308,998		7,815,451		27,383,129		2,908,032		1,716,334		3,590,170
Provision (reversal) for credit losses		361,749		326,219		(3,660)		244,541		29,009		43,110
Non-interest expense		2,718,954		5,426,404		27,940,895		3,261,292		1,463,084		2,159,435
Depreciation and amortization		105,439		4,650		1,607		124,384		14,832		63,250

Net income (loss) before tax		1,122,856		2,058,178		(555,713)		(722,185)		209,409		1,324,375
Income tax expense (benefit)		309,441		74,099		(51,527)		124,396		53,108		383,800

Net income attributable to noncontrolling interest		—		—		—		—		—		—

Net income (loss) attributable to the Group		813,415		1,984,079		(504,186)		(846,581)		156,301		940,575
US GAAP adjustments		(53,561)		(480,122)		149,673		(8,694)		(15,169)		(503,266)
Intersegment transactions		24,855		(416,592)		(2,033)		9,177		(9,375)		248,781

Net income (loss) attributable to the Group	(Won)	784,709	(Won)	1,087,365	(Won)	(356,546)	(Won)	(846,098)	(Won)	131,757	(Won)	686,090

Segments’ total assets	(Won)	84,746,067	(Won)	46,860,042	(Won)	50,672,104	(Won)	31,290,886	(Won)	7,315,710	(Won)	17,051,579

	2008
	Life Insurance		Other		Subtotal before Elimination		US GAAP Adjustments		Inter- Segment Transactions(3)		Total
	(In millions of Won)
Net interest income	(Won)	357,085	(Won)	(500,365)	(Won)	7,342,182	(Won)	(1,528,543)	(Won)	(34,267)	(Won)	5,779,372
Non-interest income		2,505,032		5,028,456		47,770,140		(42,109,891)		(1,088,832)		4,571,417

Total revenues		2,862,117		4,528,091		55,112,322		(43,638,434)		(1,123,099)		10,350,789
Provision (reversal) for credit losses		9,189		33,407		1,043,564		457,233		(64,199)		1,436,598
Non-interest expense		2,657,719		1,071,084		46,698,867		(40,193,949)		(649,474)		5,855,444
Depreciation and amortization		8,816		19,322		342,300		529,116		—		871,416

Net income (loss) before tax		186,393		3,404,278		7,027,591		(4,430,834)		(409,426)		2,187,331
Income tax expense (benefit)		47,160		44,888		985,365		(191,269)		(99,165)		694,931

Net income attributable to noncontrolling interest		—		—		—		—		11,701		11,701

Net income (loss) attributable to the Group		139,233		3,359,390		6,042,226		(4,239,565)		(321,962)		1,480,699
US GAAP adjustments		256,082		(3,584,508)		(4,239,565)		—		—		—
Intersegment transactions		6,717		(183,492)		(321,962)		—		—		—

Net income (loss) attributable to the Group	(Won)	402,032	(Won)	(408,610)	(Won)	1,480,699	(Won)	—	(Won)	—	(Won)	1,480,699

Segments’ total assets	(Won)	8,517,262	(Won)	48,041,984	(Won)	294,495,634	(Won)	(15,492,069)	(Won)	(18,030,432)	(Won)	260,973,133

Note:

(1)	Securities brokerage business is conducted through Shinhan Investment Corp. (formerly Good Morning Shinhan Securities).

(2)	Credit card business is conducted through Shinhan Card.

(3)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management reporting system.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	2009
	Shinhan Bank
	Retail Banking		Corporate Banking		Treasury & International Business		Other Banking Services		Securities Brokerage Services(1)		Credit Card(2)
	(In millions of Won)
Net interest income	(Won)	2,245,178	(Won)	876,033	(Won)	336,678	(Won)	242,709	(Won)	147,002	(Won)	2,853,957
Non-interest income		669,676		968,840		27,913,513		2,465,668		1,323,276		280,041

Total revenues		2,914,854		1,844,873		28,250,191		2,708,377		1,470,278		3,133,998
Provision (reversal) for credit losses		558,072		465,414		50,960		132,530		135,192		104,910
Non-interest expense		1,750,268		1,216,338		28,057,444		2,225,703		1,256,340		1,887,058
Depreciation and amortization		79,463		7,010		1,270		107,614		21,718		41,476

Net income (loss) before tax		527,051		156,111		140,517		242,530		57,028		1,100,554
Income tax expense (benefit)		156,969		46,494		41,850		72,232		12,844		243,799

Net income attributable to noncontrolling interest		—		—		—		—		—		—

Net income (loss) attributable to the Group		370,082		109,617		98,667		170,298		44,184		856,755
US GAAP adjustments		(90,671)		(250,439)		247,069		11,610		39,585		(216,509)
Intersegment transactions		15,684		(327,712)		59,836		(39,297)		14,447		284,414

Net income (loss) attributable to the Group	(Won)	295,095	(Won)	(468,534)	(Won)	405,572	(Won)	142,611	(Won)	98,216	(Won)	924,660

Segments’ total assets	(Won)	93,012,758	(Won)	37,373,660	(Won)	40,836,217	(Won)	31,014,717	(Won)	7,551,810	(Won)	17,556,352

	2009
	Life Insurance		Other		Subtotal before Elimination		US GAAP Adjustments		Inter- Segment Transactions(3)		Total
	(In millions of Won)
Net interest income	(Won)	419,116	(Won)	(663,136)	(Won)	6,457,537	(Won)	(1,217,995)	(Won)	(18,213)	(Won)	5,221,329
Non-interest income		2,997,633		3,957,527		40,576,174		(34,322,618)		(568,815)		5,684,741

Total revenues		3,416,749		3,294,391		47,033,711		(35,540,613)		(587,028)		10,906,070
Provision (reversal) for credit losses		12,453		131,996		1,591,527		635,409		(25,772)		2,201,164
Non-interest expense		3,166,479		759,233		40,318,863		(33,403,844)		(491,185)		6,423,834
Depreciation and amortization		13,442		46,906		318,899		394,622		—		713,521

Net income (loss) before tax		224,375		2,356,256		4,804,422		(3,166,800)		(70,071)		1,567,551
Income tax expense (benefit)		50,402		26,264		650,854		(181,802)		(45,026)		424,026

Net income attributable to noncontrolling interest		—		—		—		—		9,673		9,673

Net income (loss) attributable to the Group		173,973		2,329,992		4,153,568		(2,984,998)		(34,718)		1,133,852
US GAAP adjustments		(90,485)		(2,635,158)		(2,984,998)		—		—		—
Intersegment transactions		33,881		(75,971)		(34,718)		—		—		—

Net income (loss) attributable to the Group	(Won)	117,369	(Won)	(381,137)	(Won)	1,133,852	(Won)	—	(Won)	—	(Won)	1,133,852

Segments’ total assets	(Won)	10,054,742	(Won)	50,983,388	(Won)	288,383,644	(Won)	(16,355,259)	(Won)	(17,118,469)	(Won)	254,909,916

Note:

(1)	Securities brokerage business is conducted through Shinhan Investment Corp. (formerly Good Morning Shinhan Securities).

(2)	Credit card business is conducted through Shinhan Card.

(3)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management reporting system.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

	2010
	Shinhan Bank
	Retail Banking		Corporate Banking		Treasury & International Business		Other Banking Services		Securities Brokerage Services(1)		Credit Card(2)
	(In millions of Won)
Net interest income	(Won)	2,758,610	(Won)	1,046,769	(Won)	510,946	(Won)	122,805	(Won)	158,113	(Won)	3,133,483
Non-interest income		562,506		498,129		10,546,258		1,944,021		1,464,612		279,015

Total revenues		3,321,116		1,544,898		11,057,204		2,066,826		1,622,725		3,412,498
Provision (reversal) for credit losses		440,176		385,415		13,887		120,988		21,539		(26,062)
Non-interest expense		1,801,235		803,287		10,603,777		1,568,769		1,387,486		2,219,608
Depreciation and amortization		76,249		6,747		987		76,445		29,651		38,900

Net income (loss) before tax		1,003,456		349,449		438,553		300,624		184,049		1,180,052
Income tax expense (benefit)		212,845		74,123		93,022		63,766		45,159		73,024

Net loss attributable to noncontrolling interest		—		—		—		—		—		—

Net income (loss) attributable to the Group		790,611		275,326		345,531		236,858		138,890		1,107,028
US GAAP adjustments		(334,469)		473,451		266,330		(57,789)		29,322		(150,521)
Intersegment transactions		29,318		28,108		(13,327)		9,411		9,855		32,528

Net income (loss) attributable to the Group	(Won)	485,460	(Won)	776,885	(Won)	598,534	(Won)	188,480	(Won)	178,067	(Won)	989,035

Segments’ total assets	(Won)	109,027,747	(Won)	20,753,183	(Won)	40,927,355	(Won)	34,669,682	(Won)	9,539,649	(Won)	21,096,513

	2010
	Life Insurance		Other		Subtotal before Elimination		US GAAP Adjustments		Inter- Segment Transactions(3)		Total
	(In millions of Won)
Net interest income	(Won)	472,538	(Won)	(611,645)	(Won)	7,591,619	(Won)	(1,396,372)	(Won)	(21,218)	(Won)	6,174,029
Non-interest income		3,455,653		5,120,265		23,870,459		(18,006,004)		(64,920)		5,799,535

Total revenues		3,928,191		4,508,620		31,462,078		(19,402,376)		(86,138)		11,973,564
Provision (reversal) for credit losses		6,343		(109,025)		853,261		(51,106)		(129,163)		672,992
Non-interest expense		3,629,467		893,500		22,907,129		(15,660,307)		50,277		7,297,099
Depreciation and amortization		14,322		16,831		260,132		344,627		—		604,759

Net income (loss) before tax		278,059		3,707,314		7,441,556		(4,035,590)		(7,252)		3,398,714
Income tax expense (benefit)		67,429		43,248		672,616		(34,424)		(61,366)		576,826

Net loss attributable to noncontrolling interest		—		—		—		—		22,634		22,634

Net income (loss) attributable to the Group		210,630		3,664,066		6,768,940		(4,001,166)		76,748		2,844,522
US GAAP adjustments		(371,517)		(3,855,973)		(4,001,166)		—		—		—
Intersegment transactions		(6,859)		(12,286)		76,748		—		—		—

Net income (loss) attributable to the Group	(Won)	(167,746)	(Won)	(204,193)	(Won)	2,844,522	(Won)	—	(Won)	—	(Won)	2,844,522

Segments’ total assets	(Won)	11,956,060	(Won)	60,601,311	(Won)	308,571,500	(Won)	(18,978,038)	(Won)	(19,560,873)	(Won)	270,032,589

Note:

(1)	Securities brokerage business is conducted through Shinhan Investment Corp. (formerly Good Morning Shinhan Securities).

(2)	Credit card business is conducted through Shinhan Card.

(3)	Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management reporting system.

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

35.	Trust Accounts

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

The Guaranteed Principal Money Trusts require the Group to guarantee the return of the principal amount invested at the termination of a fixed term deposit. Additionally, the Group guarantees a specified rate of return on the principal amount invested in Guaranteed Fixed Rate Money Trusts. The Group has managed these Trusts and an obligation to absorb losses or the right to receive benefits of these Trusts that could potentially be significant to these Trusts, therefore these Trusts were consolidated in the Group’s consolidated financial statements. See Note 36 for further discussion on the consolidation scope of the trust accounts.

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

The Group recognized net gain (loss) of (Won)1,196 million, (Won)42,878 million, and (Won)(38,235) million in 2008, 2009, and 2010, respectively, related to securitizations and sale of loans in which the Group has surrendered control.

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

On December 31, 2008, the Group adopted FSP FAS 140-4 and FIN 46(R)-8, coded as ASC 810 and ASC 860, which requires additional disclosures about its involvement with consolidated and unconsolidated VIEs and expanded the population of VIEs to be disclosed. For example, an unconsolidated vehicle that was sponsored by the Group is now included in the disclosures because the Group has a variable interest in the vehicle, even though that interest is not a significant variable interest. The following disclosures incorporate these requirements.

In accordance with the new consolidation guidance effective January 1, 2010, the Group determined that it was the primary beneficiary of a VIE if the Group has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. As a result of this change in accounting, the Group consolidated certain VIEs that were unconsolidated prior to January 1, 2010. The net effect of the accounting change on January 1, 2010 was a decrease in shareholder’s equity by (Won)11,924 million. Total assets and total liabilities increased by (Won)4,019,736 million and (Won)4,031,660 million, respectively, as of January 1, 2010. The Group takes into account all of its involvement with a VIE in identifying variable interests (explicit or implicit)

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

that individually or in the aggregate could be significant enough to warrant its designation as the primary beneficiary and hence require it to consolidate the VIE or otherwise require it to make appropriate disclosures under ASC 810.

The following table presents the net incremental impact of this accounting change on the Group’s consolidated balance sheet.

	Ending Balance Sheet December 31, 2009		Net Increase (Decrease)		Beginning Balance Sheet January 1, 2010
	(in millions of Won)
Assets
Cash and cash equivalents	(Won)	4,363,125	(Won)	5,319	(Won)	4,368,444
Restricted cash		7,973,917		—		7,973,917
Interest-bearing deposits		2,164,004		296,624		2,460,628
Call loans and securities purchased under resale agreements		1,346,244		—		1,346,244
Trading assets		11,297,076		1,915,141		13,212,217
Securities:
Available-for-sale securities		27,611,895		132,449		27,744,344
Held-to-maturity securities		12,793,618		—		12,793,618
Loans		165,593,546		1,593,691		167,187,237
Customers’ liability on acceptances		2,780,290		—		2,780,290
Premises and equipment, net		2,437,014		—		2,437,014
Intangible assets		1,266,604		—		1,266,604
Goodwill		3,805,422		—		3,805,422
Security deposits		1,323,666		—		1,323,666
Other assets		10,153,495		76,512		10,230,007

Total Assets	(Won)	254,909,916	(Won)	4,019,736	(Won)	258,929,652

Liabilities and equity
Liabilities
Deposits:
Interest-bearing	(Won)	140,808,902	(Won)	3,495,532	(Won)	144,304,434
Non-interest-bearing		2,889,587		—		2,889,587
Trading liabilities		4,565,034		62,933		4,627,967
Acceptances outstanding		2,780,290		—		2,780,290
Short-term borrowings		9,714,857		(459,683)		9,255,174
Secured borrowings		7,944,390		691,365		8,635,755
Long-term debt		44,794,981		930		44,795,911
Future policy benefits		8,310,238		—		8,310,238
Accrued expenses and other liabilities		12,552,247		240,583		12,792,830

Total Liabilities	(Won)	234,360,526	(Won)	4,031,660	(Won)	238,392,186

Equity		20,549,390		(11,924)		20,537,466

Total liabilities and equity	(Won)	254,909,916	(Won)	4,019,736	(Won)	258,929,652

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Group consolidated its Guaranteed Fixed Rate Money Trusts and Guaranteed Principal Money Trusts because the Group was deemed to be the primary beneficiary. These trusts were constructed by the Group and it would absorb losses or the right to receive benefits of the trusts by providing a guarantee of the principal and/or a fixed rate of return on the principal amount in trust. The Group did not consolidate its performance-based trusts because the Group was not the primary beneficiary.

The following table presents the carrying amounts and classification of assets and liabilities of VIEs which have been consolidated by the Group at December 31:

	Asset-Backed Securitizations		Investment Trusts		Guaranteed Fixed Rate Money Trusts		Total
	(in millions of Won)
December 31, 2009
Consolidated Assets
Loans	(Won)	5,857,865	(Won)	99,124	(Won)	141	(Won)	5,957,130
Securities		1,939,535		1,606,396		1,368		3,547,299
Other assets		422,529		371,661		1,656		795,846

Total Assets(1)	(Won)	8,219,929	(Won)	2,077,181	(Won)	3,165	(Won)	10,300,275

Consolidated Liabilities
Total Liabilities(1)	(Won)	4,746,732	(Won)	359,076	(Won)	5,527	(Won)	5,111,335

	Asset-Backed Securitizations		Investment Trusts		Guaranteed Fixed Rate Money Trusts & Guaranteed Principal Money Trusts		Total
	(in millions of Won)
December 31, 2010
Consolidated Assets
Loans	(Won)	7,817,754	(Won)	39,843	(Won)	528,015	(Won)	8,385,612
Securities		1,729,766		828,718		241		2,558,725
Other assets		675,081		110,664		2,572,349		3,358,094

Total Assets(1)	(Won)	10,222,601	(Won)	979,225	(Won)	3,100,605	(Won)	14,302,431

Consolidated Liabilities
Total Liabilities(1)	(Won)	4,853,989	(Won)	56,758	(Won)	3,659,102	(Won)	8,569,849

Note:

(1)	Total assets and total liabilities of consolidated VIEs are reported net of intercompany balances that have been eliminated in consolidation.

In addition to the VIEs that are consolidated in accordance with ASC 810-10 (formerly FIN 46(R)), the Group has significant variable interests in certain other VIEs that are not consolidated because the Group is not the primary beneficiary. These VIEs are managed by other third parties or other entities have an obligation to absorb losses or the right to receive benefits could potentially be significant to the VIE. These VIEs facilitate client transactions, and the Group provides the VIEs with administration services and liquidity. The transactions with these VIEs are conducted at an arm’s length, and individual credit decisions are based upon the analysis of the specific VIE, taking into consideration the quality of the underlying assets. The Group records and reports these transactions with the VIEs similar to any other third party transactions.

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

	Asset-Backed Securitizations		SPEs Created for Structured Financing		Investment Trusts		Guaranteed Principal Money Trusts & Performance Based Trusts		Other Vehicles		Total
	(in millions of Won)
December 31, 2009
Maximum exposure to loss(1)	(Won)	5,684,514	(Won)	9,179,376	(Won)	803,815	(Won)	3,480,492	(Won)	443,435	(Won)	19,591,632
Total assets of VIEs		16,629,900		33,698,441		8,796,449		3,700,384		11,750,970		74,576,144

On-Balance Sheet Assets
Loans	(Won)	1,597,388	(Won)	7,084,670	(Won)	—	(Won)	—	(Won)	254,618	(Won)	8,936,676
Securities		601,086		185,236		724,527		—		72,006		1,582,855
Other assets		75,501		1,490		—		—		1,447		78,438

Total	(Won)	2,273,975	(Won)	7,271,396	(Won)	724,527	(Won)	—	(Won)	328,071	(Won)	10,597,969

On-Balance Sheet Liabilities	(Won)	3,883	(Won)	516	(Won)	—	(Won)	—	(Won)	873	(Won)	5,272

	Asset-Backed Securitizations		SPEs Created for Structured Financing		Investment Trusts		Performance Based Trusts		Other Vehicles		Total
	(in millions of Won)
December 31, 2010
Liquidity arrangements	(Won)	1,494,752	(Won)	7,362,491	(Won)	173,854	(Won)	—	(Won)	364,418	(Won)	9,395,515
Obligations to purchase assets		94,617		—		—		—		—		94,617
others		530,250		78,165		693,693		—		35,812,855		37,114,963
Maximum exposure to loss(1)	(Won)	2,119,619	(Won)	7,440,656	(Won)	867,547	(Won)	—	(Won)	36,177,273	(Won)	46,605,095
Total assets of VIEs	(Won)	11,668,703	(Won)	29,862,778	(Won)	10,529,556	(Won)	—	(Won)	10,140,907	(Won)	62,201,944

Total Liabilities of VIEs	(Won)	5,828,653	(Won)	24,185,818	(Won)	386,846	(Won)	—	(Won)	5,696,147	(Won)	36,097,464

On-Balance Sheet Assets
Loans	(Won)	426,063	(Won)	5,831,434	(Won)	—	(Won)	—	(Won)	247,196	(Won)	6,504,693
Securities		450,573		104,529		770,036		—		48,308		1,373,446
Other assets		6		—		—		—		972		978

Total	(Won)	876,642	(Won)	5,935,963	(Won)	770,036	(Won)	—	(Won)	296,476	(Won)	7,879,117

On-Balance Sheet Liabilities	(Won)	1,282	(Won)	1,415	(Won)	—	(Won)	—	(Won)	1,105	(Won)	3,802

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

37.	Other Comprehensive Income

The following table sets forth the movements of other comprehensive income, net of tax benefit (expense):

	Foreign Currency Translation Adjustments		Net Unrealized Gain on Available-for- Sale Securities		Net gains (losses) on cash flow hedges		Accumulated Other Comprehensive Income
	(in millions of Won)
Balance at January 1, 2008	(Won)	(29,804)	(Won)	792,004	(Won)	—	(Won)	762,200
Cumulative adjustment for accounting change, net of tax effect of (Won)0		—		—		—		—
Foreign currency translation adjustment, net of tax effect of (Won)(52,607)		142,257		—		—		142,257
Unrealized net gains on available-for-sale securities, net of tax effect of (Won)79,924		—		(214,571)		—		(214,571)
Changes in the Group’s ownership interest in subsidiary, net of tax effect of (Won)0		—		—		—		—
Reclassifications from other comprehensive income to net income, net of tax effect (Won)33,781		—		(94,405)		—		(94,405)

Balance at December 31, 2008		112,453		483,028		—		595,481
Cumulative adjustment for accounting change, net of tax effect of (Won)2,469		—		(8,752)		—		(8,752)
Foreign currency translation adjustment, net of tax effect of (Won)44,997		(67,906)		—		—		(67,906)
Unrealized net gains on available-for-sale securities, net of tax effect of (Won)(63,486)		—		580,596		—		580,596
Changes in the Group’s ownership interest in subsidiary, net of tax effect of (Won)(56)		—		200		—		200
Reclassifications from other comprehensive income to net income, net of tax effect (Won)49,540		—		(130,606)		—		(130,606)

Balance at December 31, 2009		44,547		924,466		—		969,013
Foreign currency translation adjustment, net of tax effect of (Won)(2,040)		7,949		—		—		7,949
Unrealized net gains on available-for-sale securities, net of tax effect of (Won)(128,754)		—		371,388		—		371,388
Net gains (losses) on cash flow hedges, net of tax effect of (Won)2,246		—		—		(7,034)		(7,034)
Reclassifications from other comprehensive income to net income, net of tax effect of (Won)71,327		—		(205,428)		—		(205,428)

Balance at December 31, 2010	(Won)	52,496	(Won)	1,090,426	(Won)	(7,034)	(Won)	1,135,888

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

38.	Subsequent Event

On April 20, 2011, as part of funding for partial redemption of the Series 10 redeemable preferred stock and the Series 11 redeemable convertible preferred stock, the Group issued 11,100,000 shares of the Series 12 non-voting redeemable preferred stock.

39.	Shinhan Financial Group Co., Ltd.

Shinhan Financial Group Co., Ltd. (the Parent Company) coordinates the activities of its various subsidiaries to offer a comprehensive line of financial services to its customers, and serves as the primary source of funding for its non-banking subsidiaries including Shinhan Card, Shinhan Investment Corp. (formerly Good Morning Shinhan Securities), Shinhan Life Insurance, Shinhan Capital.

Distributions of retained earnings of Shinhan Bank and Jeju Bank are restricted in order to meet the minimum capital ratio requirements under the FSC regulations. Also, retained earnings of Shinhan Bank and other subsidiaries of the Parent Company are restricted in accordance with the Bank Act of Korea, the Korean Commercial Law and other laws.

In certain instances, the Parent Company provided guarantees to other financial institutions that provided funding to its subsidiaries.

The following table presents the cash dividends paid to the Parent Company by its subsidiaries and affiliates for the three years ended December 31:

	2008		2009		2010
	(in millions of Won)
Cash dividends paid by:
Consolidated subsidiaries	(Won)	1,931,865	(Won)	136,241	(Won)	795,951
Equity method investees		12,010		25,210		21,361

	(Won)	1,943,875	(Won)	161,451	(Won)	817,312

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Parent Company’s condensed balance sheets as of December 31, 2009 and 2010, and the related condensed statements of income and cash flows for each of three-year period ended December 31, 2008, 2009 and 2010 are as follows:

CONDENSED BALANCE SHEETS

	2009		2010
	(in millions of Won)
Assets
Deposits with banking subsidiary	(Won)	429,825	(Won)	861,284
Receivables from subsidiaries:
Non-banking subsidiaries		1,575,000		1,455,000
Investment (at equity) in subsidiaries:
Banking subsidiaries		13,674,187		15,556,268
Non-banking subsidiaries		10,971,879		11,379,334
Premises and equipment		3,685		3,310
Other assets		160,843		340,455

Total assets	(Won)	26,815,419	(Won)	29,595,651

Liabilities and stockholders’ equity
Short-term debt	(Won)	674,000	(Won)	5,000
Long-term debt		5,767,797		6,581,104
Accrued expenses and other liabilities		155,423		214,177

Total liabilities	(Won)	6,597,220	(Won)	6,800,281

Stockholders’ equity		20,218,199		22,795,370

Total liabilities and stockholders’ equity	(Won)	26,815,419	(Won)	29,595,651

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

CONDENSED STATEMENTS OF INCOME

	2008		2009		2010
	(in millions of Won)
Income
Dividends from banking subsidiaries	(Won)	406,516	(Won)	11,099	(Won)	149,733
Dividends from non banking subsidiaries		1,537,359		150,352		667,579
Interest income from banking subsidiaries		7,329		3,725		17
Interest income from non banking subsidiaries		116,914		119,666		92,405
Other income		148,008		203,230		157,507

Total income		2,216,126		488,072		1,067,241
Expenses
Interest expense		442,683		443,816		350,087
Salaries and employee benefits		4,813		26,975		28,997
Other expense		44,445		57,996		77,492

Total expenses		491,941		528,787		456,576

Income (Loss) before income tax expense and undistributed net income (loss) of subsidiaries		1,724,185		(40,715)		610,665
Income tax expense		14,560		26,756		(94,511)

Income (loss) before undistributed net income (loss) of subsidiaries		1,709,625		(67,471)		705,176

Equity in undistributed net income (loss) of subsidiaries:
Banking subsidiaries		261,237		470,423		1,788,868
Non-banking subsidiaries		(490,163)		730,900		350,478

Net income	(Won)	1,480,699	(Won)	1,133,852	(Won)	2,844,522

Shinhan Financial Group Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2008		2009		2010
	(in millions of Won)
Cash flows from operating activities
Net income	(Won)	1,480,699	(Won)	1,133,852	(Won)	2,844,522
Less: Net income of subsidiaries		(1,714,949)		(1,362,774)		(2,956,658)

Parent Company net loss		(234,250)		(228,922)		(112,136)
Depreciation on premises and equipment		811		893		1,381
Cash dividends from subsidiaries and equity method investees		1,943,875		161,451		817,312
Other expense (income)		27,208		(27,002)		19,783
Unrealized foreign exchange loss (gain)		—		(10,818)		21,482
Loss on valuation of trading derivatives		—		14,224		—
Other assets, net		8,427		57,923		(166,633)
Accrued expense and other liabilities, net		(5,062)		21,343		57,311

Net cash provided by (used in) operating activities		1,741,009		(10,908)		638,500

Cash flows from investing activities
Net change in receivables from subsidiaries		(995,000)		835,000		120,000
Increase in investment in subsidiaries		(967,011)		(31,048)		(10,026)
Decrease in investment in subsidiaries		977,471		52,631		—
Net change in premises and equipment		(1,503)		(2,302)		(1,006)
Net change in other assets (including assets relating to Shinhan Card acquisition in 2007)		(45,678)		1,008		(5,000)

Net cash provided by (used in) investing activities		(1,031,721)		855,289		103,968

Cash flows from financing activities
Net change in short-term debt		(99,700)		(481,300)		(669,000)
Proceeds from issuance of long-term debt		1,480,000		712,160		2,450,000
Repayments of long-term debt		(978,763)		(2,360,905)		(1,671,743)
Proceed from the issuance of stock		—		1,275,260		—
Cash dividends paid		(572,004)		(230,586)		(420,266)

Net cash provided by (used in) financing activities		(170,467)		(1,085,371)		(311,009)

Net increase (decrease) in cash and due from banks		538,821		(240,990)		431,459
Cash and due from banks, beginning of year		131,994		670,815		429,825

Cash and due from banks, end of year	(Won)	670,815	(Won)	429,825	(Won)	861,284

Cash paid for interest	(Won)	421,180	(Won)	438,978	(Won)	339,520

INDEX OF EXHIBITS

1.1	Articles of Incorporation, last amended as of March 23, 2011 (in English)†

2.1	Form of Common Stock Certificate (in English)†*

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

4.6

Form of Share Purchase Agreement, dated January 17, 2007, by and between Shinhan Financial Group and the holders of the redeemable preferred shares and the redeemable convertible shares issued by Shinhan Financial Group as part of the funding for the acquisition of LG Card Co., Ltd. (in English)†****

4.7	LG Card Acquisition Agreement, dated 2006, between Korea Development Bank and 13 other financial institutions, on the one hand, and Shinhan Financial Group†*****

8.1	List of all subsidiaries of Shinhan Financial Group

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

†	A fair and accurate translation from Korean into English.

*	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003.

**

Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003. Confidential treatment has been requested for certain portions of the Stock Purchase Agreement.

***	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 30, 2006.

****	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 29, 2007

*****	Incorporated by reference to registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 30, 2008.

E-1