Form 20-F/A
period 2010-12-31
SHINHAN FINANCIAL GROUP CO LTD
filed 2011-07-15
CIK 1263043

As filed with the Securities and Exchange Commission on July 15, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☒  No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes  ☐  No  ☒

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒  No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes  ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒                Accelerated filer  ☐                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:  Item 17  ☐  Item 18  ☐

If this is an annual report, indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes  ☐  No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court:  Yes  ☐  No  ☐

TABLE OF CONTENTS

Page

EXPLANATORY NOTE	1
SIGNATURE	2
EXHIBIT INDEX	3

EX101.INS	XBRL Instance Document
EX101.SCH	XBRL Taxonomy Extension Schema Document
EX101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
EX101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
EX101.LAB	XBRL Taxonomy Extension Label Linkbase Document
EX101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

i

EXPLANATORY NOTE

We are filing this Amendment No. 1 on Form 20-F/A to our Annual Report on Form 20-F for the fiscal year ended December 31, 2010, which was originally filed with the Securities and Exchange Commission on June 28, 2011, for the sole purpose of furnishing the Interactive Data File as Exhibit 101.

No other changes have been made to the Form 20-F. This Amendment does not reflect events that have occurred after the June 28, 2011 filing date of the Annual Report on Form 20-F, or modify or update the disclosures presented therein, except to reflect the amendment described above.

1

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this Amendment No. 1 on Form 20-F/A to its Annual Report on Form 20-F for the fiscal year ended December 31, 2010 to be signed on its behalf by the undersigned.

Date: July 15, 2011

SHINHAN FINANCIAL GROUP CO., LTD.

By:	/s/ Jung Kee Min
	Name:	Jung Kee Min
	Title:	Chief Financial Officer

2

EXHIBIT INDEX

Exhibit	Description

101.INS	XBRL Instance Document. *

101.SCH	XBRL Taxonomy Extension Schema Document. *

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document. *

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document. *

101.LAB	XBRL Taxonomy Extension Label Linkbase Document. *

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document. *

*	XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

3