Form 20-F
period 2011-12-31
SHINHAN FINANCIAL GROUP CO LTD
filed 2012-04-30
CIK 1263043

As filed with the Securities and Exchange Commission on April 30, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Yes  ☐  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒                Accelerated filer  ☐                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

All references to “Korea” or the “Republic” contained in this annual report mean The Republic of Korea. All references to the “Government” mean the government of The Republic of Korea. The Financial Supervisory Service (“FSS”) is the executive body of the Financial Services Commission of Korea (“FSC”). References to “MOSF” are to the Ministry of Strategy and Finance.

Our fiscal year ends on December 31 of each year, except Shinhan Life Insurance and three other subsidiaries. Unless otherwise specified or the context otherwise requires, all references to a particular year are to the year ended December 31 of that year.

The currency of the primary economic environment in which we operate is Korean Won.

In this annual report, unless otherwise indicated, all references to “Won” or “(Won)” are to the currency of The Republic of Korea, and all references to “U.S. Dollars,” “Dollars,” “$” or “US$” are to the currency of the United States of America. Unless otherwise indicated, all translations from Won to Dollars were made at (Won)1,158.5 to US$1.00, which was the noon buying rate in the City of New York on December 31, 2011 for cable transfers according to the H.10 statistical release of the Federal Reserve Board (the “Noon Buying Rate”). On April 10, 2012, the Noon Buying Rate was (Won)1,139.5 to US$1.00. The Noon Buying Rate has been volatile recently and the U.S. Dollar amounts referred to in this report should not be relied upon as an accurate reflection of our results of operations. We expect this volatility to continue in the near future. No representation is made that the Won or U.S. Dollar amounts referred to in this report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

Unless otherwise indicated, the financial information presented in this annual report has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

The selected consolidated income statement and balance sheet data set forth below for the years ended December 31, 2010 and 2011 have been derived from our consolidated financial statements which have been prepared in accordance with IFRS as issued by the IASB. Until December 31, 2010, we prepared our consolidated financial information in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). All financial information as of and for the year ended December 31, 2010 included in this report has been prepared in accordance with IFRS. Our consolidated financial statements as of and for the years ended December 31, 2010 and 2011 have been audited by independent registered public accounting firm KPMG Samjong Accounting Corp. A description of the differences between our U.S. GAAP and IFRS policies and the impacts of transition to IFRS is contained in Note 50 to the consolidated financial statements.

You should read the following data with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included in “Item 18. Financial Statements.” Historical results do not necessarily predict future results.

Consolidated Income Statement Data

	Year Ended December 31,
	2010		2011		2011
	(In billions of Won and millions of US$, except per common share data)
Interest income	(Won)	12,909	(Won)	13,781	$11,895
Interest expense		(6,436)		(6,701)	(5,784)

Net interest income		6,473		7,080	6,111
Fees and commission income		3,397		3,557	3,070
Fees and commission expense		(1,640)		(1,798)	(1,552)

Net fees and commission income		1,757		1,759	1,518
Net insurance income		(76)		(119)	(103)
Dividend income		217		209	180
Net trading income		334		(132)	(114)
Net foreign currency transaction gain (loss)		117		14	12
Net gain on financial instruments designated at fair value through profit or loss		(125)		172	148
Net gain on sale of investment securities		652		846	731
Net impairment loss on financial assets		(1,416)		(987)	(852)
General and administrative expenses		(3,848)		(4,135)	(3,570)
Other operating expenses, net		(671)		(572)	(493)

Operating income		3,414		4,135	3,568
Equity in income of associates		15		58	50

Income before income taxes		3,429		4,193	3,618
Income tax expense		(570)		(920)	(794)

Net income for the period	(Won)	2,859	(Won)	3,273	$2,824

	Year Ended December 31,
	2010		2011		2011
	(In billions of Won and millions of US$, except per common share data)
Foreign currency translation differences for foreign operations	(Won)	(18)	(Won)	16	$14
Net change in fair value of available-for-sale financial assets		175		(461)	(398)
Share of the other comprehensive income of associates		21		3	3
Other		15		1	1

Total comprehensive income for the period	(Won)	3,052	(Won)	2,832	$2,444

Net income attributable to:
Equity holder of the Group		2,684		3,100	2,675
Non-controlling interest		175		173	149
Total comprehensive income attributable to:
Equity holder of the Group		2,876		2,659	2,295
Non-controlling interest		176		172	148
Earnings per share:
Basic earnings per share in won(1)		5,175		5,954	5,139
Dilutive earnings per share in won(2)		5,076		5,832	5,034

Notes:

(1)	Basic earnings per share are calculated by dividing net income available to holders of our common shares by the weighted average number of common shares issued and outstanding for the relevant period.

(2)

Dilutive earnings per share are calculated in a manner consistent with basic earnings per share, while giving effect to the potential dilution that could occur if convertible securities, options or other contracts to issue common shares were converted into or exercised for common shares. Common shares issuable upon conversion of redeemable convertible preferred shares are potentially dilutive.

Consolidated Balance Sheet Data

	As of December 31,
	2010		2011		2011
	(In billions of Won and millions of US$, except per common share data)
Assets
Cash and due from banks	(Won)	11,822	(Won)	14,731		$12,716
Trading assets		9,412		11,954		10,319
Financial assets designated at fair value through profit or loss		2,208		1,801		1,554
Derivative assets		4,106		2,395		2,068
Loans		181,347		192,573		166,226
Available-for-sale financial assets		29,452		34,106		29,440
Held-to-maturity financial assets		12,529		11,895		10,267
Property and equipment		2,976		2,994		2,584
Intangible assets		4,073		4,203		3,628
Investments in associates		300		249		215
Deferred tax assets		65		29		25
Current tax assets		11		9		8
Investment property		286		275		237
Assets held for sale		21		16		14
Other assets		9,949		10,888		9,397

Total assets	(Won)	268,557	(Won)	288,118		$248,698

Liabilities
Deposits	(Won)	149,417	(Won)	163,016		$140,713
Trading liabilities		823		704		608
Financial liabilities designated at fair value through profit or loss		1,954		3,298		2,847
Derivative liabilities		3,535		2,048		1,768
Borrowings		18,085		20,033		17,292
Debt securities issued		40,286		39,737		34,300
Liability for defined benefit obligations		170		275		237
Provisions		859		870		751
Current tax liabilities		251		568		490
Deferred tax liabilities		184		—		—
Liabilities under insurance contracts		8,986		10,867		9,380
Other liabilities		16,812		19,843		17,129

Total liabilities	(Won)	241,362	(Won)	261,259	(Won)	225,515

Equity
Capital stock	(Won)	2,590	(Won)	2,645	(Won)	2,283
Hybrid bond		—		239		206
Capital surplus		8,835		9,887		8,534
Capital adjustments		(391)		(393)		(339)
Accumulated other comprehensive income		1,629		1,189		1,026
Retained earnings		12,071		10,830		9,348

Group		24,734		24,397		21,058
Non-controlling interest		2,461		2,462		2,125

Total equity	(Won)	27,195	(Won)	26,859		$23,183

Total liabilities and equity	(Won)	268,557	(Won)	288,118		$248,698

Dividends

	Year Ended December 31,
	2010		2011
	(In Won and US$, except ratios)
Cash dividends per share of common stock:
In Korean Won	(Won)	750	(Won)	750
In U.S. dollars		$0.66		$0.65
Cash dividends per share of preferred stock:
In Korean Won	(Won)	5,275	(Won)	4,996
In U.S. dollars		$4.62		$4.31

Selected Statistical Information

Profitability Ratios

	Year Ended December 31,
	2010	2011
	(Percentages)
Net income attributable to the Group as a percentage of:
Average total assets(1)	0.98%	1.09%
Average total Group stockholders’ equity(1)	10.36	10.89
Dividend payout ratio(2)	21.84	20.39
Net interest spread(3)	2.29	2.34
Net interest margin(4)	2.69	2.80
Efficiency ratio(5)	87.60	83.14
Cost-to-average assets ratio(6)	8.85	7.23
Equity to average asset ratio(7)	9.49	9.97

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank and (b) quarterly balances for other subsidiaries.

(2)	Represents the ratio of total dividends declared on common and preferred stock as a percentage of net income attributable to the Group.

(3)	Represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(4)	Represents the ratio of net interest income to average interest-earning assets.

(5)

Represents the ratio of non-interest expense to the sum of net interest income and non-interest income, a measure of efficiency for banks and financial institutions. Efficiency ratio may be reconciled to comparable line-items in our income statements for the periods indicated as follows:

	Year Ended December 31,
	2010		2011
	(In billions of Won, except percentages)
Non-interest expense(A)	(Won)	24,183	(Won)	20,657
Divided by
The sum of net interest income and non-interest income(B)		27,606		24,845
Net interest income		6,473		7,080
Non-interest income		21,133		17,765
Efficiency ratio ((A) as a percentage of (B))		87.60%		83.14%

(6)	Represents the ratio of non-interest expense to average total assets.

(7)	Represents the ratio of average stockholders’ equity to average total assets.

Asset Quality Ratios

	As of December 31,
	2010		2011
	(In billions of Won, except percentages)
Total gross loans	(Won)	184,249	(Won)	195,055
Total allowance for loan losses		2,852		2,577
Allowance for loan losses as a percentage of total loans		1.55%		1.32%
Impaired loans(1)	(Won)	2,757	(Won)	2,457
Impaired loans as a percentage of total loans		1.50%		1.26%
Allowance as a percentage of impaired loans		103.45%		104.88%
Total non-performing loans(2)	(Won)	1,427	(Won)	1,416
Non-performing loans as a percentage of total loans		0.77%		0.73%
Allowance as a percentage of total assets		1.06%		0.89%

Notes:

(1)	Impaired loans include (i) loans for which the borrower has defaulted under Basel standards and (ii) loans that qualify as “troubled debt restructurings” under IFRS.

(2)	Non-performing loans are defined as loans, whether corporate or retail, that are past due more than 90 days.

Capital Ratios

	As of December 31,
	2010	2011
	(Percentages)
Group BIS ratio(1)	12.38%	11.41%
Total capital adequacy ratio of Shinhan Bank	15.47	15.26
Adjusted equity capital ratio of Shinhan Card(2)	24.99	24.84
Solvency ratio for Shinhan Life Insurance(3)	397.93	324.02

N/A = Not available

Notes:

(1)

We were restructured as a financial holding company on September 1, 2001, and until 2006, were required to maintain minimum capital as measured by the requisite capital ratio as set forth under the guidelines issued by the Financial Services Commission applicable to financial holding companies. For 2006, the minimum requisite capital ratio applicable to us as a holding company was 100%. Starting 2007, under the revised guidelines, the minimum requisite capital ratio applicable to us changed to the Bank for International Settlement (“BIS”) ratio of 8%. This computation is based on our consolidated financial statements in accordance with IFRS. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

(2)

Represents the ratio of total adjusted shareholders’ equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Services Commission for credit card companies. Under these guidelines, a credit card company is required to maintain a minimum adjusted equity capital ratio of 8%. This computation is based on the separate financial statements of the credit card company prepared in accordance with IFRS. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Credit Card Companies — Capital Adequacy.”

(3)

Solvency ratio is the ratio of the solvency margin to the standard amount of solvency margin as defined and computed in accordance with the guidelines issued by the Financial Services Commission for life insurance companies. Under these guidelines, Shinhan Life Insurance is required to maintain a minimum solvency ratio of 100%. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Insurance Companies — Capital Adequacy.”

The Financial Services Commission regulations require that capital ratios be computed based on our consolidated financial statements under IFRS and regulatory guidelines. The following table sets forth our capital ratios computed on the basis of our consolidated financial statements under IFRS and the regulatory guidelines of the Financial Services Commission.

	As of December 31,
	2010		2011
	(In millions of Won, except percentages)
Risk-weighted assets	(Won)	188,785,745	(Won)	195,579,399
Total risk-adjusted capital	(Won)	23,369,691	(Won)	22,315,419
Tier 1 capital	(Won)	15,502,733	(Won)	17,316,861

Capital adequacy ratio (%)		12.38%		11.41%
Tier 1 capital ratio (%)		8.21%		8.85%

Exchange Rates

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low
	(Won per US$1.00)
2007	935.8	928.0	950.2	903.2
2008	1,262.0	1,105.3	1,507.9	935.2
2009	1,163.7	1,270.0	1,532.8	1,163.7
2010	1,130.6	1,155.7	1,253.2	1,104.0
2011	1,158.5	1,106.9	1,197.5	1,049.2
October	1,112.1	1,150.7	1,197.5	1,102.5
November	1,140.1	1,133.5	1,162.0	1,110.6
December	1,158.5	1,148.1	1,175.5	1,124.5
2012 (through April 10)	1,139.5	1,129.8	1,160.0	1,115.7
January	1,125.7	1,140.3	1,160.0	1,120.1
February	1,117.1	1,122.7	1,128.9	1,115.7
March	1,131.4	1,126.2	1,139.8	1,116.0
April (through April 10)	1,139.5	1,131.2	1,139.5	1,122.4

Source:	Federal Reserve Bank of New York (for the periods ended on or prior to December 31, 2008) and Federal Reserve Board (for the period since January 1, 2009)

Note:

(1)	Represents the average of the Noon Buying Rates on the last day of each month during the relevant period.

We have translated certain amounts in Korean Won, which appear in this annual report, into U.S. dollars for convenience. This does not mean that the Won amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, translations of Won amounts to U.S. dollars are based on the Noon Buying Rate in effect on December 31, 2011, which was (Won)1,158.5 to US$1.00. On April 10, 2012, the Noon Buying Rate in effect was (Won)1,139.5 to US$1.00.

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

The Korean economy is closely integrated with, and is significantly affected by, developments in the global economy and financial markets. Recent difficulties affecting the European, U.S. and global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the European, U.S. and global economy have increased the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. Due to recent liquidity and credit concerns and volatility in the global financial markets, the value of the Won relative to the Dollar has also fluctuated significantly in recent years. Furthermore, as a result of adverse global and Korean economic conditions, there has been continuing volatility in the stock prices of Korean companies. While the rate of deterioration of the global economy slowed in the second half of 2009, with some signs of stabilization and improvement in 2010 and 2011, substantial uncertainties have resurfaced in the form of fiscal and financial sector crisis in several European countries (including Italy, Spain, France, Greece and Portugal), a downgrade in the sovereign or other credit ratings of governments and financial institutions in Europe and the United States and signs of cooling of the Chinese economy, and the overall prospects for the Korean and global economy in 2012 and beyond remain uncertain. Although we have exposure to certain troubled European countries, namely Spain, Ireland, Italy and Portugal, our aggregate exposure to such countries only amounted to (Won)44 billion as of December 31, 2011, which is approximately 0.02% of our total assets as of December 31, 2011. Given the insignificance of our exposure, we do not believe that economic, fiscal and/or political uncertainties in such countries will have a material impact on our liquidity, capital resources, financial condition or results of operations. However, any future deterioration of the Korean or global economy generally could adversely affect our business, financial condition and results of operations.

In particular, difficulties in financial and economic conditions could result in significant deterioration in the quality of our assets and accumulation of higher provisioning, allowances for loan losses and charge-offs as an increasing number of our corporate and retail customers declare bankruptcy or insolvency or otherwise face increasing difficulties in meeting their debt obligations. During the recent global financial crisis, our delinquent and non-performing loans increased significantly before returning largely to pre-crisis levels in 2009 due in part to our preemptive measures and improvements in the general economy. For example, although Shinhan Bank’s delinquent loans (loans with principal payments overdue by one day or more or interest payments overdue for one month or more) increased during the recent global crisis, they decreased as the economy showed signs of recovery. In 2010, however, Shinhan Bank’s delinquent loans increased due to an increase in delinquent loans to corporate borrowers in the construction and real estate leasing business, which resulted primarily from a sustained downturn in the real estate market. In 2011, Shinhan Bank’s delinquent loans further increased primarily due to increased delinquency among retail borrowers in relation to certain primary housing loans and corporate borrowers in the construction and real estate leasing business resulting from the continued slump in the Korean real estate. Accordingly, Shinhan Bank’s delinquency ratio (total delinquent loans to total outstanding loans) increased from 0.48% in 2010 to 0.60% in 2011. As for Shinhan Card, its delinquency ratio under the Financial Services Commission guidelines increased from 2.0% in 2010 to 2.3% in 2011 largely as a result of the increase in Shinhan Card’s assets, and it may continue to experience an increase in delinquency ratio as it seeks to maintain or enlarge its assets amid intensifying competition among credit card companies to gain market share.

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

Risks Relating to Our Overall Business

Competition in the Korean financial services industry is intense, and may further intensify as a result of further deregulation.

Competition in the Korean financial services industry is, and is likely to remain, intense.

In the banking sector, Shinhan Bank competes principally with other national commercial banks in Korea, but also faces competition from a number of additional banking institutions, including branches and subsidiaries of foreign banks operating in Korea, regional banks, government-owned development banks and Korea’s specialized banks, such as Korea Development Bank, the Industrial Bank of Korea and the National Association of Agriculture and Fisheries, as well as various other types of financial service providers, including savings institutions (such as mutual savings and finance companies, credit unions and credit cooperatives), investment companies (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. As of December 31, 2011, Korea had seven major nationwide domestic commercial banks (including Citibank and Standard Chartered Bank, both of which are domestic commercial banks acquired by global financial institutions), six regional commercial banks and branches and subsidiaries of 38 foreign banks. We believe that foreign financial institutions, many of which have greater experiences and resources than we do, will continue to enter the Korean market and compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions.

In the small- and medium-sized enterprise and retail banking segments, which have been Shinhan Bank’s traditional core businesses, competition is expected to increase further, although in a more limited fashion compared to that prior to the recent global financial crisis. Prior to the crisis, most Korean banks, including Shinhan Bank, focused on enlarging their assets through aggressive loan growth from small- and medium-sized enterprises and retail customers and, to a lesser extent, from large corporate borrowers, while developing fee income businesses, including bancassurance and investment products, as complementary sources of revenue. Following the crisis, the Korean banks, including Shinhan Bank, are increasingly focusing on stable asset growth based on quality credit, such as corporate borrowers with high credit ratings, loans to “small office, home office” (“SOHO”) with high levels of collateralization, and mortgage and home equity loans within the limits of the prescribed loan-to-value ratios and debt-to-income ratios, while reducing their credit exposure to small- and medium-sized enterprises. This shift in focus toward stable growth based on less risky assets may result in lower net interest margin and reduced overall profitability, especially as the banks compete for the same pool of quality credit by engaging in price competition or by other means. Shinhan Bank has traditionally focused, and will continue to focus, on enhancing profitability rather than increasing asset size or market share, and has avoided, to the extent practicable, engaging in price competition by way of lowering lending rates. Therefore, if competing financial institutions seek to expand market share by lowering their lending rates, Shinhan Bank may suffer customer loss, especially among customers who select their lenders principally on the basis of lending rates. In response thereto or for other strategic reasons, Shinhan Bank may subsequently lower their lending rates to stay competitive, which could lead to a decrease in its net interest margins and outweigh any positive impact on the net interest margin from a general rise in market interest rates. Any future decline in Shinhan Bank’s customer base or its net interest margins could have an adverse effect on its results of operations and financial condition.

In the credit card sector, Shinhan Card competes principally with existing “monoline” credit card companies, credit card divisions of commercial banks, consumer finance companies, other financial institutions and, recently, credit card service providers allied with mobile telecommunications service providers in Korea. Competition has been historically intense in this sector and the market has shown signs of saturation as existing and new credit card service providers, such as credit card companies spun off from KB Financial Group, made significant investments and engaged in aggressive marketing campaigns and promotions to acquire new customers and target customers with high credit quality. While competition has subsided somewhat recently due to stricter government regulations, such as curbs on excessive marketing expenses, competition remains intense and credit card issuers may continue to compete with Shinhan Card for customers by offering lower interest rates and fees, higher credit limits, more attractive promotions and incentives and alternative products such as phone cards, gift cards and low-interest consumer loan products. As a result, Shinhan Card may lose customers or service opportunities to competing credit card issuers and/or incur higher marketing expenses. In addition, recent Government regulations mandating lower merchant fees chargeable to small- and medium-sized businesses are likely to reduce the revenues of credit card companies, including Shinhan Card. Customer attrition, together with any further lowering of fees or reduction in base and market interest rates and/or additional expenses from more extensive marketing and promotional campaigns that Shinhan Card might implement to acquire and retain customers, could reduce its revenues and earnings. Furthermore, the average credit quality of Shinhan Card’s customers may decline if customers with higher credit quality borrow from Shinhan Card’s competitors rather than from Shinhan Card.

In other financial services sectors, our other subsidiaries also compete in a highly fragmented market. Some of our competitors, particularly the major global financial institutions, have greater experience and resources than we do.

Consolidation among our rival institutions may also add competition in the markets in which we and our subsidiaries conduct business. The Korean banking industry may undergo further consolidation either voluntarily or as part of government-led initiatives. Some of the financial institutions resulting from these developments may, by virtue of their increased size, expanded business scope and more efficient operations, provide greater competition for us. For example, currently the Government is reportedly taking steps to privatize Korea Development Bank, one of the Government’s key policy banks, through an initial public offering and in January 2010, the Government announced its intent to sell its controlling stake in Woori Financial Group, one of the top three financial holding companies in Korea in terms of assets as of December 31, 2011 with a similarly ranked banking operation. If Woori Financial Group were to be acquired by a rival bank or financial holding company, the consolidated entity will have a greater scale of operations, including a larger customer base, and financial resources than us, which may hurt our ability to compete effectively. In addition, in February 2012, Hana Financial Group, which owns and operates Hana Bank, one of the major commercial banks in Korea, received the regulatory approval to acquire a controlling equity interest in Korea Exchange Bank, another major commercial bank in Korea, from Lone Star Funds, and it is expected that Korea Exchange Bank will eventually merge into Hana Bank. In March 2012, the National Agricultural Cooperative Federation, another policy bank of the Government, was reorganized into a holding company structure pursuant to which several of its financial business units were spun off into separate subsidiaries, including banking, life insurance and non-life insurance units. Any of these developments may place us at a competitive disadvantage and outweigh any potential benefit to us in the form of opportunities to acquire new customers who are displeased with the level of services at the newly reorganized entities or to provide credit facilities to corporate customers who wish to maintain relationships with a wide range of banks in order to diversify their sources of funding.

As the Korean economy further develops and new business opportunities arise, more competitors may enter the financial services industry. Recently, banks are beginning to compete for new customers and it is likely that competition between bank-operated credit card companies and independent card companies will increase substantially. For example, in 2009, Hana SK Card was launched through a partnership between Hana Financial Group Inc. and SK Telecom. In addition, BC Card has recently become a subsidiary of KT Group while the KDB

Group and Korea Post have recently announced their intentions to enter the credit card industry. Furthermore, large non-financial institutions, such as mobile telecommunications companies, have also been reported to be considering entry into the Korean credit card and consumer finance businesses by way of convergence with the existing and future mobile telephone networks. Both SK Telecom and Korea Telecom have begun to actively provide mobile phone payment services using advanced mobile phone technology. As these two companies are the two largest telecommunications service providers in Korea serving a substantial majority of the Korean population, a widespread consumer acceptance of mobile phone payment services in lieu of credit card services could pose a serious competitive threat to the existing credit card service providers, including our credit card subsidiary.

Competition in the Korean financial services industry may also intensify as a result of deregulation. For example, the Financial Investment Services and Capital Markets Act, which became effective in February 2009, promotes integration and rationalization of the Korean capital markets and financial investment products industry by permitting a wider range of financial services providers to engage in a broader sphere of financial activities, including depositary services, and has, to a significant extent, removed the regulatory barriers between securities brokerage, asset management, derivative financial services and trust services in favor of creating financial investment companies that may engage in all of the foregoing activities. Accordingly, the Financial Investment Services and Capital Markets Act enables the creation of large financial institutions that can offer both commercial and investment banking and asset management services modeled after the major global financial institutions based in the United States and Europe. Recently, in light of the recent global financial crisis, the Government has subjected Korean financial institutions to stricter regulatory requirements and guidelines in areas of asset quality, capital adequacy, liquidity and residential and other lending practices, which has had a dampening effect on competition. However, there is no assurance that these measures will continue to curb competition or that the Government will not reverse or reduce such measures or introduce other deregulatory measures, which may further intensify competition in the Korean financial services industry.

If we are unable to compete effectively in the changing business and regulatory environment, our profit margin and market share may erode and our future growth opportunities may become limited, which could adversely affect our business, results of operations and financial condition.

We and our subsidiaries need to maintain our capital ratios above minimum required levels, and the failure to so maintain could result in the suspension of some or all of our operations.

We and our subsidiaries in Korea are required to maintain specified capital adequacy ratios. For example, we and our banking subsidiaries in Korea are required to maintain a minimum Tier I capital adequacy ratio of 4.0% and a BIS ratio of 8.0%, each on a consolidated basis under IFRS. These ratios measure the respective regulatory capital as a percentage of risk-weighted assets on a consolidated basis and are determined based on guidelines of the Financial Services Commission. In addition, our subsidiaries Shinhan Card, Shinhan Life Insurance and Shinhan Investment are required to maintain a consolidated adjusted equity capital ratio of 8.0%, a solvency ratio of 100% and a net operating capital ratio of 150%, respectively.

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

In December 2010, the Basel Committee issued final rules in respect of (i) a global regulatory framework for more resilient banks and banking systems and (ii) an international framework for liquidity risk measurement, standards and monitoring, which together are commonly referred to as “Basel III.” The new minimum capital requirements are expected to be phased in from January 1, 2013, with full implementation required by January 1, 2019. The minimum common equity tier 1 requirement of 4.5% and additional capital conservation buffer requirement of 2.5% are expected to be phased in sequentially from January 1, 2013 and become fully effective on January 1, 2019. Additional countercyclical capital buffer requirements are also expected to be phased in starting in 2016, in parallel with the capital conservation buffer to a maximum level of 2.5% effective on January 1, 2019, although individual jurisdictions may choose to implement larger countercyclical capital buffers. The leverage ratio will be subject to a supervisory monitoring period, which commenced on January 1, 2011, and a parallel run period, which will commence from January 1, 2013 until January 1, 2017. Further calibration of the leverage ratio will be carried out in the first half of 2017, with a view to migrating to a pillar 1 requirement from January 1, 2018. The Basel Committee has increased capital requirements for trading book and complex securitization exposures. Since January 1, 2012, we have complied with such increased capital requirements and are currently in compliance. On January 13, 2011, the Basel Committee issued further minimum requirements to ensure that all classes of capital instruments fully absorb losses at the point of non-viability before taxpayers are exposed to loss. Instruments issued on or after January 1, 2013 may only be included in regulatory capital if the new requirements are met. The capital treatment of securities issued prior to this date will be phased out over a ten-year period commencing January 1, 2013. There can be no assurance that such new requirements under Basel III will not require an increase in our banking subsidiaries’ credit risk capital requirements in the future, which may require our banking subsidiaries to either improve their asset quality or raise additional capital.

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

Liquidity is essential to our business as a financial intermediary, and we may seek additional funding in the near future to satisfy liquidity needs, meet regulatory requirements, enhance our capital levels or fund the growth of our operations as opportunities arise. A substantial part of the liquidity and funding requirements for our banking subsidiaries is met through short-term customer deposits. While the volume of our customer deposits has generally been stable over time, there have been times when customer deposits declined substantially due to the popularity of other, higher-yielding investment opportunities, namely stocks and mutual funds, during times of bullish stock markets. During such times, our banking subsidiaries were required to obtain alternative funding at higher costs. In addition, following the deregulation of depositary and settlement services as a result of the Financial Investment Services and Capital Markets Act, our banking subsidiaries may experience a decrease in customer deposits due to intensified competition among a more diversified group of financial services providers. We and our subsidiaries also raise funds in the capital markets and borrow from other financial institutions, the cost of which depends on the market rates and the general availability of credit and the terms of which may limit our ability to pay dividends, make acquisitions or subject us to other restrictive covenants. In addition, during times of sudden and significant devaluations of the Korean Won against the U.S. dollar as was the case recently amid the global liquidity crisis, Korean commercial banks, including our banking and credit card subsidiaries, had temporary difficulties in refinancing or obtaining optimal amounts of foreign currency-denominated funding on terms commercially acceptable to us. While we and our subsidiaries are not currently facing liquidity difficulties in any material respect, if we or our subsidiaries are unable to obtain the funding we need on terms commercially acceptable to us for an extended period of time for whatever reason, we may not be able to ensure our financial viability, meet regulatory requirements, implement our strategies or compete effectively.

Credit ratings affect the cost and other terms upon which we and our subsidiaries are able to obtain funding. Domestic and international rating agencies regularly evaluate us and our subsidiaries, and their ratings of our and our subsidiaries’ long-term debt are based on a number of factors, including our financial strength as well as conditions affecting the financial services industry generally and in Korea. There can be no assurance that the rating agencies will maintain our current ratings or outlooks. There is no assurance that Shinhan Bank, Shinhan Card, any of our other major subsidiaries or our holding company will not experience a downgrade in their respective credit ratings and outlooks for reasons related to the general Korean economy or reasons specific to such entity. Any downgrade in the credit ratings and outlooks of us and our subsidiaries will likely increase the cost of our funding, limit our access to capital markets and other borrowings, and require us to post additional collateral in financial transactions, any of which could adversely affect our liquidity, net interest margins and profitability, and in turn, our business, financial condition and results of operations.

Changes in interest rates, foreign exchange rates, bond and equity prices, and other market factors have affected and will continue to affect our business.

The most significant market risks we face are interest rate, foreign exchange and bond and equity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realized between lending and borrowing costs. Changes in currency rates, particularly in the Korean Won-U.S. dollar exchange rates, affect the value of our assets and liabilities denominated in foreign currencies, the reported earnings of our non-Korean subsidiaries and income from foreign exchange dealings, and substantial and rapid fluctuations in the exchange rates may cause difficulty in obtaining foreign currency-denominated financing in international financial markets on commercial terms acceptable to us or at all. The performance of financial markets may affect bond and equity prices and, therefore, cause changes in the value of our investment and trading portfolios. While we have implemented risk management systems to mitigate and control these and other market risks to which we are exposed, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on our business, financial condition and results of operations.

A significant increase in interest rates could decrease the value of our debt securities portfolio and raise our funding costs while reducing loan demand and the repayment ability of our borrowers, which could have a material adverse effect on our asset quality and profitability.

Commencing in the second half of 2008, interest rates in Korea declined to historically low levels as the government sought to stimulate the economy through active rate-lowering measures. As the Korean economy showed signs of recovery, the Korean government increased the base interest rate by an aggregate of 125 basis points during the period of 2010 and 2011 from 2.0% in 2010 to 3.25% in 2011 to contain inflationary pressures. All else being equal, an increase in interest rates would lead to a decline in the value of traded debt securities. A sustained increase in interest rates will also raise our funding costs, while reducing loan demand, especially among consumers. Rising interest rates may therefore require us to re-balance our assets and liabilities in order to minimize the risk of potential mismatches and maintain our profitability. In addition, rising interest rate levels may adversely affect the Korean economy and the financial condition of our corporate and retail borrowers, including holders of our credit cards, which in turn may lead to deterioration of our credit portfolio. Since most of our retail and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rate levels will increase the interest costs of our retail and corporate borrowers and could adversely affect their ability to make payments on their outstanding loans.

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

Our banking activities are conducted primarily through our wholly-owned subsidiary, Shinhan Bank. One of our core banking businesses has historically been and continues to be lending to small- and medium-sized enterprises (as defined in “Item 4.B. Business Overview — Our Principal Activities — Corporate and Investment Banking Services — Small- and Medium-sized Enterprises Banking”). Our loans to such enterprises amounted to (Won)51,266 billion as of December 31, 2010 and (Won)52,268 billion as of December 31, 2011, representing 27.8% and 26.8%, respectively, of our total loan portfolio as of such dates.

Compared to loans to large corporations, which tend to be better capitalized and weather business downturns with greater ease, or loans to individuals and households, which tend to be secured with homes and with respect to which the borrowers are therefore less willing to default, loans to small- and medium-sized enterprises have historically had a relatively higher delinquency ratio. Prior to the onset of the recent global financial crisis, loans to such enterprises were the targets of aggressive lending by Korean banks, including Shinhan Bank, as part of their campaigns to increase their respective market shares. Many small- and medium-sized enterprises represent sole proprietorships or small businesses dependent on a relatively limited number of suppliers or customers and tend to be affected to a greater extent than large corporate borrowers by fluctuations in the Korean and global economy. In addition, small- and medium-sized enterprises often maintain less sophisticated financial records than large corporate borrowers. Therefore, it is generally more difficult for us to judge the level of risk inherent in lending to these enterprises, as compared to large corporations. In addition, many small- and medium-sized enterprises have close business relationships with large corporations in Korea, primarily as suppliers. Any difficulties encountered by those large corporations would likely hurt the liquidity and financial condition of related small- and medium-sized enterprises, including those to which we have exposure, also resulting in an impairment of their ability to repay loans. In recent years, some Korean large corporations have expanded into China and other countries with lower labor costs and other expenses through relocating their production plants and facilities to such countries, which may have a material adverse impact on such small- and medium-sized enterprises.

Financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, recent economic difficulties in Korea and globally, as well as aggressive marketing and intense competition among banks to lend to this segment in recent years, have led to a deterioration in the asset quality of our loans to this segment. As of December 31, 2010 and 2011, under IFRS, Shinhan Bank’s delinquent loans to small- and medium-sized enterprises were (Won)492 billion and (Won)597 billion, respectively, representing delinquency ratios (net of charge-offs and loan sales) of 0.86% and 1.04%, respectively. If Korean or global economy were to experience another economic downturn, the delinquency ratio for our loans to the small- and medium-sized may rise significantly.

Of particular concern is the significant exposure we have to enterprises in the real estate and leasing and construction industries. As of December 31, 2011, Shinhan Bank had outstanding loans to the real estate and leasing and construction industries (many of which are small- and medium-sized enterprises) of (Won)14,755 billion and (Won)5,594 billion, respectively, representing 8.86% and 3.36%, respectively, of our total loan portfolio as of such date. We also have other exposure to borrowers in these sectors of the Korean economy, including extending guarantees for the benefit of such companies and holding debt and equity securities issued by such companies.

The enterprises in the real estate development and construction industries in Korea, concentrated in the housing market, are currently experiencing a prolonged downturn characterized by reduced real estate demand and stagnant real estate prices, especially in areas outside of Seoul, largely due to a combination of excessive investment in recent years in residential property development projects, sustained efforts by the Korean government to stem speculation in the housing market and ongoing economic sluggishness in Korea and globally. We also have a limited exposure to real estate project financing, particularly by construction companies that have built residential units in provinces outside the metropolitan Seoul area, which have experienced a relatively low rate of pre-sales, the proceeds from which the construction companies primarily rely on as a source for their liquidity and cash flow. In addition, we also have limited exposure to borrowers in the shipping and shipbuilding industries, which were disproportionately hurt by the recent economic downturn following a particularly robust period and are currently experiencing slow recovery.

The delinquency ratio for the small- and medium-sized enterprises in the real estate and leasing and construction industries may increase significantly if restructuring of troubled companies in these industries intensifies as a result of a Government initiative or concerted efforts by lending institutions to improve their asset quality. For example, in 2009 and 2010, in an effort to curtail further deterioration in the credit quality of troubled companies in certain industries that have been disproportionately affected by the recent global economic crisis, the Government encouraged a swift review of the credit quality of such companies and restructuring of troubled companies by creditor financial institutions, including Shinhan Bank. In accordance with such program, 29 construction companies became subject to workouts in February and March 2009. In addition, in June 2010, the Government announced that, following review of credit risk relating to 1,985 companies in Korea with outstanding debt of (Won)50 billion or more, 65 of such companies would be subject to restructuring in the form of workout, liquidation or court receivership. Of the 65 companies, 16 were construction companies. According to the Government’s announcement, such restructuring was to have a limited impact on the asset quality of the commercial banks in Korea given the relatively strong level of capital adequacy and financial position of commercial banks in Korea to absorb potential losses in respect of these troubled companies, if any. However, there is no assurance that the credit exposure to these or other troubled companies will not increase in the future as a result of an economic downturn or for other reasons, and additional restructuring may follow as a result of a Government initiative or otherwise. Any of the foregoing developments may result in deterioration in the asset quality of our banking subsidiaries. See “Item 4.B. Business Overview — Description of Assets and Liabilities — Credit Exposures to Companies in Workout, Court Receivership or Composition.”

We have been taking active steps to curtail delinquency among our small- and medium-sized enterprise customers, including by way of strengthening loan application review processes and closely monitoring borrowers in troubled sectors. Despite such efforts, there is no assurance that the delinquency ratio for our loans to small- and medium-sized enterprises will not rise in the future, especially if the Korean economy were to face renewed difficulties and a subsequent deterioration in the liquidity and cash flow of these borrowers. A significant rise in the delinquency ratios among these borrowers would lead to increased charge-offs and higher provisioning and reduced interest and fee income from this segment in the future, which would have a material adverse effect on our business, financial condition and results of operations.

A decline in the value of the collateral securing our loans or our inability to fully realize the collateral value may adversely affect our credit portfolio.

Most of our mortgage and home equity loans are secured by borrowers’ homes, other real estate, other securities and guarantees (which are principally provided by the Government and other financial institutions), and a substantial portion of our corporate loans are also secured, including by real estate. As of December 31, 2011, the secured portion of Shinhan Bank’s loans amounted to (Won)79,584.3 billion, or 57.2% of its total loans. There is no assurance that the collateral value will not materially decline in the future. Shinhan Bank’s general policy for mortgage and home equity loans is to lend up to 40% to 60% of the appraised value of collateral and to periodically re-appraise its collateral. However, in light of the sustained downturn in the real estate market in Korea, the value of the collateral may fall below the outstanding principal balance of the underlying loans. Declines in real estate prices reduce the value of the collateral securing our mortgage and home equity loans, and such reduction in the value of collateral may result in our inability to cover the uncollectible portion of our secured loans. A decline in the value of the real estate or other collateral securing our loans, or our inability to obtain additional collateral in the event of such decline, may result in the deterioration of our asset quality and require us to make additional loan loss provisions. In Korea, foreclosure on collateral generally requires a written petition to a Korean court. Foreclosure procedures in Korea generally take seven months to one year from initiation to collection depending on the nature of the collateral, and foreclosure applications may be subject to delays and administrative requirements, which may result in a decrease in the recovery value of such collateral. There can be no assurance that we will be able to realize the full value of collateral as a result of, among others, delays in foreclosure proceedings, defects in the perfection of collateral and general declines in collateral value. Our failure to recover the expected value of collateral could expose us to significant losses.

Guarantees received in connection with our real estate financing may not provide sufficient coverage.

Primarily through Shinhan Bank, we, alone or together with other financial institutions, provide financing to real estate development projects, which are concentrated in the construction of residential and, to a lesser extent, commercial complexes. Developers in Korea commonly use project financing to acquire land and pay for related project development costs. As a market practice, lenders in project financing, including Shinhan Bank, generally receive from general contractors a performance guarantee for the completion of projects by the developers as well as a payment guarantee for the loans raised by a special purpose financing vehicle established by the developers in order to procure the construction orders, as the developers tend to be small and highly leveraged. While the general contractors tend to be large and well-established construction companies, given the sustained downturn in the real estate market and the construction industry in general, there is no guarantee that even such companies will have sufficient liquidity to back up their guarantees made for the benefit of the developers if the real estate development projects do not generate sufficient cash flow from pre-sales of the residential or commercial units. This is particularly the case for development projects outside the Seoul metropolitan area, which in recent years have had lower than expected levels of pre-sales. If defaults arise under our loans to real estate development projects and the general contractors fail to pay the guaranteed amount necessary to cover the amount of our financings, this may have a material adverse effect on our business, financial condition and results of operations.

A limited portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, and future financial difficulties experienced by them may have an adverse impact on us.

Of Shinhan Bank’s 20 largest corporate exposures as of December 31, 2011, seven were companies that are or were members of the main debtor groups identified by the Governor of the Financial Supervisory Service, which are largely comprised of chaebols. As of such date, the total amount of Shinhan Bank’s exposures to the main debtor groups was (Won)25,618 billion, or 10.5% of its total exposure. As of that date, Shinhan Bank’s single largest outstanding chaebol exposure amounted to (Won)3,471 billion, or 1.42% of our total exposures. If the credit quality of our exposures to large corporations, including those in the main debtor groups, declines, we may be required to record additional loan loss provisions in respect of loans and impairment losses in respect of securities, which would adversely affect our financial condition, results of operations and capital adequacy. We cannot assure you that the allowances we have established against these exposures will be sufficient to cover all future losses arising from such exposures, especially in the case of a prolonged or renewed economic downturn.

In May 2010, creditor financial institutions entered into agreements with nine main debtor groups, largely comprised of chaebols, under which such groups agreed to undertake plans to improve their financial conditions, including through the sale of subsidiaries. While Shinhan Bank was not the main creditor financial institution to any of these main debtor groups, Shinhan Bank was one of the creditor financial institutions and has exposure to a limited number of such corporations and main debtor groups. While these main debtor groups are making significant efforts to improve their financial conditions, such as by obtaining intragroup loans and entering into agreements to further improve their capital structures, none of them have exited the latest restructuring programs. In addition, there is no assurance that there will not be future restructuring with major corporate customers or that such restructuring will not result in significant losses to Shinhan Bank with less than full recovery. In addition, bankruptcies or financial difficulties of large corporations, including chaebol groups, may have the adverse ripple effect of triggering delinquencies and impairment of our loans to small- and medium-sized enterprises that supply parts or labor to such corporations. If we experience future losses from our exposures to large corporations, including chaebol groups, it may have a material adverse impact on our business, financial condition and results of operations. See “Item 4.B. Business Overview — Description of Assets and Liabilities — Loans — Loan Portfolio — Exposure to Main Debtor Groups.”

Any deterioration in the asset quality of our guarantees and acceptances will likely have a material adverse effect on our financial condition and results of operations.

In the normal course of banking activities, we make various commitments and incur certain contingent liabilities in the form of guarantees and acceptances. Financial guarantees, which are contracts that require us to make specified payments to reimburse the beneficiary of the guarantee for a loss such beneficiary incurs because the debtor in respect of which the guarantee is given fails to make payments when due in accordance with the terms of the relevant debt instrument, are recognized initially at fair value, and such initial fair value is amortized over the life of the financial guarantee. Other guarantees are recorded as off-balance sheet items in the footnotes to our financial statements and those guarantees that we have confirmed to make payments are recorded on the statements of financial position. As of December 31, 2011, we had aggregate guarantees and acceptances of (Won)16,974.3 billion, for which we provided allowances for losses of (Won)84.4 billion. Such guarantees and acceptances include refund guarantees provided by us to shipbuilding companies, which involve guaranteeing a refund payment of the initial cash payment (typically 25% of the contract amount for ship orders) received by shipbuilders from buyers in the event that such shipbuilders are unable to deliver the ships in time or otherwise default under the shipbuilding contracts. In recent years, small- and medium-sized shipbuilding companies have faced increasing financial difficulties due to the global economic downturn and the resulting slowdown in shipbuilding orders, which has increased the risk that they may default on their shipbuilding contracts and we may have to make payments under the refund guarantees. The refund guarantees provided by us to small- and medium-sized shipbuilding companies amounted to approximately (Won)282.8 billion as of December 31, 2011. If there is significant deterioration in the quality of assets underlying our guarantees and acceptances, our allowances may be insufficient to cover actual losses resulting in respect of these liabilities, or the losses we incur on the relevant guarantees and acceptances may be larger than the outstanding principal amount of the underlying loans.

Risks Relating to Our Credit Card Business

Future changes in market conditions as well as other factors, such as stricter regulation, may lead to reduced revenues and deterioration in the asset quality of credit card receivables.

In recent years, credit card and other consumer debt has increased significantly in Korea. As of December 31, 2010 and 2011, Shinhan Card’s credit card assets amounted to (Won)19,460 billion and (Won)19,772 billion, respectively. Our large exposure to credit card and other consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers in general. For example, a rise in unemployment, an increase in interest rates, a downturn in the real estate market, or a general contraction or other difficulties affecting the Korean economy may lead Korean consumers to reduce spending (a substantial portion of which is conducted through credit card transactions), which in turn leads to reduced earnings for our credit card business, as well as to higher default rates on credit card loans, deterioration in the quality of our credit card assets and increased difficulties in recovering written-off assets from which a significant portion of Shinhan Card’s revenues is derived. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

In addition, recent Government regulations aimed at protecting small- and medium-sized enterprises, such as the reduction of fees chargeable to small- and medium-sized merchants, could have a material adverse effect on our revenues. Starting in 2012, the Government enlarged the definition of a small- and medium-sized merchant to those with annual sales of up to (Won)200 million and lowered fees chargeable to such merchants to 1.8%. The Government has also recently implemented measures regulating marketing costs in order to control excessive marketing campaigns and curtail undue marketing expenses. While the regulations lowering merchant fees is expected to have a negative impact on Shinhan Card’s revenues, we believe that such negative impact will be partially offset by the Government’s regulations restricting marketing expenses to reasonable levels. However, the Government may, in the future, impose further reduction in merchant fees chargeable by credit card companies. Furthermore, the Government may also introduce tax incentives and other measures to encourage the use of check cards (akin to debit cards in the United States where all outstanding balances are settled monthly) in lieu of credit cards in an attempt to preempt a potential rise in delinquency among credit card users, and if check cards are widely used in lieu of credit cards, this would reduce interest income from credit cards, which generally have a longer repayment period than that of check cards, and may have an adverse impact on Shinhan Card’s revenues and results of operations. In line with industry practice, Shinhan Card restructured certain of its delinquent loan balances. As of December 31, 2011, these restructured loans outstanding amounted to (Won)192 billion.

Competition in the Korean credit card industry is intense and growing market saturation in the credit card sector may adversely affect growth prospects and profitability of Shinhan Card.

Competition in the credit card and consumer finance businesses remains intense as existing credit card companies, commercial banks, consumer finance companies and other financial and mobile telecommunications institutions in Korea have made significant investments and engaged in aggressive marketing campaigns and promotions in these areas, notwithstanding the recent introduction of stricter regulatory measures, such as the reduction of merchant fees chargeable by credit card companies and the regulation of their marketing expenses. While the rapid increase in competition has somewhat subsided due to the less favorable regulatory environment engendered by recent implementation of various new laws such as restrictions on excessive marketing expenses and lowering of certain categories of merchant fees, competition remains intense. The growth, market share and profitability of our credit card subsidiary’s operations may decline or become negative as a result of market saturation in this sector, interest rate competition, pressure to lower fee rates and incur higher marketing expenses, as well as Government regulation and social and economic developments in Korea, such as changes in consumer confidence levels, spending patterns or public perception of credit card usage and consumer debt. For example, other credit card issuers may compete with Shinhan Card for customers by offering lower interest rates and fees, higher credit limits, different product offerings and/or better customer service, which may lead to a loss by Shinhan Card of accounts and/or account balances to competing credit card issuers. Customer attrition from any or all of Shinhan Card’s products, together with any lowering of interest rates or fees that Shinhan Card might implement to retain customers and higher marketing expenses could reduce its revenues and earnings. As the credit card market further matures and becomes more saturated in terms of the number of cardholders and transaction volume, the average credit quality of Shinhan Card’s customers may deteriorate if customers with higher credit quality borrow from our competitors rather than Shinhan Card and it may become more difficult for Shinhan Card to attract and maintain quality customers.

Shinhan Card’s ability to maintain its market position and continue its asset growth in the future will depend on, among others, its ability to (i) develop and market new products and services that are attractive to its customers, (ii) generate funding at commercially reasonable rates and in amounts sufficient to support preservation of assets and further asset growth, (iii) develop the personnel and systemic infrastructure necessary to manage its growth and increasingly diversified business operations and (iv) manage increasing delinquencies. In addition, external factors such as competition and Government regulation in Korea may limit Shinhan Card’s ability to maintain its growth, and economic and social developments in Korea, such as changes in consumer confidence levels or spending patterns, as well as changes in the public perception of credit card usage and consumer debt, could have an adverse impact on the growth of Shinhan Card’s credit card assets in the future. Furthermore, if Shinhan Card fails to simultaneously manage its asset quality and its asset growth or sacrifices asset quality in exchange for asset growth, its delinquency ratio may be adversely affected. If the rate of growth of Shinhan Card’s assets declines or becomes negative or its delinquency ratio increases, our business, financial condition and results of operations may be adversely affected.

Shinhan Card may not be able to increase consumer and business spending and borrowing on its card products or manage the costs of its cardholder benefits intended to stimulate such use.

Increasing consumer and corporate spending and borrowing on our card products and growth in card lending balances depend in part on Shinhan Card’s ability to develop and issue new or enhanced card and prepaid products and increase revenue from such products and services. Shinhan Card’s future earnings and profitability also depend on its ability to attract new cardholders, reduce cardholder attrition, increase merchant coverage and capture a greater share of customers’ total credit card spending in Korea and overseas. Shinhan Card may not be able to manage and expand cardholder benefits in a cost-effective manner or contain the growth of marketing, promotion and reward expenses to a commercially reasonable level. If Shinhan Card is not successful in increasing customer spending or in containing costs or cardholder benefits, its financial condition, results of operations and cash flow could be negatively affected.

Our customers may become victims to “voice phishing”, other financial scams or cyber security breaches, for which we may be required to make monetary compensation and suffer damage to our business and reputation.

In recent years, financial scams known as voice phishing have been on the rise in Korea. While voice phishing takes many forms and has evolved over time in terms of sophistication, it typically involves the scammer making a phone call to a victim under false pretenses (for example, the scammer pretending to be a member of law enforcement, an employee of a financial institution or even an abductor of the victim’s child) and luring the victim to transfer money to an untraceable account controlled by the scammer. More recently, voice phishing has increasingly taken the form of the scammer “hacking” or otherwise wrongfully obtaining personal financial information of the victim (such as credit card numbers or Internet banking login information) over the telephone or other means and illegally using such information to obtain credit card loans or cash advances through automated telephone banking or Internet banking. Reportedly, a substantial number of such scammers belong to international criminal syndicates with bases overseas, such as China, with operatives in Korea.

In response to the growing incidents of voice phishing, regulatory authorities have undertaken a number of steps to protect consumers against voice phishing and other financial scams. However, there is no assurance however that the regulatory activities will have the desired effect of substantially eradicating or even containing the incidents of voice phishing or other financial scams. In addition, in November and December 2011, the Financial Supervisory Service conducted an investigation of major credit card companies, including Shinhan Card, in relation to card loan-related voice phishing, with a focus on whether these companies are in compliance with the related FSS regulations and the scope of damage suffered by their customers as a result of voice phishing. No official results of such investigation have been made available to us or Shinhan Card to-date.

Pursuant to guidelines set forth by the Credit Finance Association of Korea, credit card companies in Korea, including Shinhan Card, adopted a standard compensation scheme for victims of voice phishing, under which the credit card companies would compensate up to 50% of the damage suffered by such victims, depending on the nature of the victims (for example, more compensation if the victim is handicapped or at the lowest income bracket) and the level of precautionary steps undertaken by the relevant credit card company before approving the credit card loans or cash advances in connection with voice phishing; provided that if the applicant personally made the application, for example, through an ATM terminal or an outcall procedure was undertaken to confirm the personal identity of the applicant, no compensation would be made. The compensation scheme applies to claims of voice phishing received for the period from January 1, 2011 to January 31, 2012. Although the financial institutions are often not legally at fault for the damage suffered by victims of voice phishing, the compensation scheme was adopted largely in consideration of social responsibility among financial institutions and that the financial institutions were not required to, and therefore in many instances did not, confirm the personal identity of the card loan or cash advance applicants prior to the adoption of such scheme. On December 8, 2011, Shinhan Card began implementing a mandatory outcall procedure to verify the personal identity of applicants for card loans and cash advances if not requested in person. Accordingly, we believe that Shinhan Card’s liability for voice phishing claims filed after such date will be substantially limited.

In 2011, Shinhan Card received 1,209 customer claims in relation to voice phishing in the aggregate amount of (Won)8 billion. In 2011, Shinhan Card reserved as other provisioning (Won)3 billion to cover potential liability in relation to non-frivolous claims of voice phishing in the amount of (Won)8 billion. The average payout to-date has been approximately (Won)3 million per claim. No voice phishing related complaints have been filed against any of our other subsidiaries.

Other than voice phishing, the cyber security risks relating to our businesses primarily involve the potential security breaches of our customers’ personal and financial information and illegal use thereof through system-wide “hacking” or other means. We are fully committed to maintaining the highest standards of cyber security and consumer protection measures and upgrading them continually. We believe that our ISO 27001-certified security management system is among the best-in-class in the industry. Our security management system continuously monitors for signs of potential cyber attacks, and is designed to provide early warning alerts to enable prompt actions on our part. We also actively provide employee training on cyber security and have adopted advanced security infrastructure for online financial services such as mandatory website certification and keyboard security functions. In addition, in compliance with applicable regulations we have recently obtained insurance to cover cyber security breaches up to (Won)2 billion in relation to our banking business, (Won)3 billion for our securities investment business and (Won)1 billion for our credit card business.

We do not believe that the currently outstanding claims in relation to voice phishing will have a material adverse impact on our business, financial condition or results of operations. Additionally, other than voice phishing incidents as discussed above, we have not experienced any material breaches of cyber security in the past. Furthermore, we are actively taking steps to implement preventive and other steps recommended or required by the regulatory authorities in relation to actual and potential financial scams. However, other major financial institutions in Korea have fallen victim to cyber security attacks in the past, and given the unpredictable and continually evolving nature of cyber security threats due to advances in technology or other reasons, we cannot assure you that, notwithstanding our best efforts at maintaining the best-in-class cyber security systems, we will not be vulnerable to major cyber security attacks in the future, which may have a material adverse effect on our business, financial condition and results of operations. In addition, we may be required to incur substantial costs in terms of compensation to victims of cyber security attacks and compliance costs with the present and future regulatory restrictions as well as suffer reputational costs in the case of a widespread cyber security breach.

Risks Relating to Our Other Businesses

We may incur significant losses from our investments and, to a lesser extent, trading activities due to market fluctuations.

We enter into and maintain large investment positions in fixed income products, primarily through our treasury and investment operations. We describe these activities in “Item 4.B. Business Overview — Our Principal Activities — Corporate and Investment Banking Services.” We also maintain smaller trading positions, including equity and equity-linked securities and derivative financial instruments as part of our operations. Taking these positions entails making assessments about financial market conditions and trends. The revenues and profits we derive from many of these positions and related transactions are dependent on market prices, which are beyond our control. When we own assets such as debt securities, a decline in market prices, for example as a result of fluctuating market interest rates, can expose us to trading and valuation losses. If market prices move in a way that we have not anticipated, we may experience losses. In addition, when markets are volatile and subject to rapid changes in the price directions, the actual market prices may be contrary to our assessments and lead to lower than anticipated revenues or profits, or even result in losses, with respect to the related transactions and positions.

We may generate losses from brokerage and other commission- and fee-based business.

We, through our investment and other subsidiaries, currently provide, and seek to expand the offerings of, brokerage and other commission- and fee-based services. Downturns in stock markets typically lead to a decline in the volume of transactions that we execute for our customers and, therefore, to a decline in our non-interest revenues. In addition, because the fees that we charge for managing our clients’ portfolios are often based on the size of the assets under management, a downturn in the stock market which has the effect of reducing the value of our clients’ portfolios or increasing the amount of withdrawals also generally reduces the fees we receive from our securities brokerage, trust account management and other asset management services. Even in the absence of a market downturn, below-market performance by our securities, trust account or asset management subsidiaries may result in increased withdrawals and reduced cash inflows, which would reduce the revenue we receive from these businesses. In addition, protracted declines in asset prices can reduce liquidity for assets held by us and lead to material losses if we cannot close out or otherwise dispose of deteriorating positions in a timely way or at commercially reasonable prices.

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

Companies in Korea are subject to certain legal and regulatory restrictions with respect to payment of dividends. For example, under the Korean Commercial Code, dividends may only be paid out of distributable income, which is calculated by subtracting the aggregate amount of a company’s paid-in capital and certain mandatory legal reserves from its net assets, in each case as of the end of the prior fiscal year. In addition, financial companies in Korea, including banks, credit card companies, securities companies and life insurers, such as our subsidiaries, must meet minimum capital requirements and capital adequacy ratios applicable to their respective industries before dividends can be paid. For example, under the Banking Act, a bank also is required to credit at least 10% of its net profit to a legal reserve each time it pays dividends on distributable income until such time when this reserve equals the amount of its total paid-in capital, and under the Banking Act, the Specialized Credit Financial Business Act and the regulations promulgated by the Financial Services Commission, if a bank or a credit card company fails to meet its required capital adequacy ratio or is otherwise subject to the management improvement measures imposed by the Financial Services Commission, then the Financial Services Commission may restrict the declaration and payment of dividend by such a bank or credit card company. In addition, if our or our subsidiaries’ capital adequacy ratios fall below the required levels, our ability to pay dividends may be restricted by the Financial Services Commission.

Damage to our reputation could harm our business.

We are one of the largest and most influential financial institutions in Korea by virtue of our financial track records, market share and the size of our operations and customer base. Our reputation is critical to maintaining our relationships with clients, investors, regulators and the general public. Our reputation can be damaged in numerous ways, including, among others, employee misconduct (including embezzlement), litigation, compliance failures, corporate governance issues, failure to properly address potential conflicts of interest, the activities of customers and counterparties over which we have limited or no control, prolonged or exacting scrutiny from regulatory authorities and customers regarding our trade practices, or uncertainty about our financial soundness and our reliability. If we are unable to prevent or properly address these concerns, we could lose our existing or prospective customers and investors, which could adversely affect our business, financial condition and results of operations.

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

In the ordinary course of our business, we are subject to regulatory oversight and potential legal and administrative liability risk. We are also subject to a variety of other claims, disputes, legal proceedings and government investigations in Korea and other jurisdictions where we are active. These types of proceedings expose us to substantial monetary damages and legal defense costs, injunctive relief, criminal and civil penalties and the potential for regulatory restrictions on our businesses. The outcome of these matters cannot be predicted and they could adversely affect our future business.

Due to the recent global economic slowdown and a deteriorating Korean stock market in the second half of 2008, investment funds whose performance was tied to domestic and foreign stock market indices experienced a sharp fall in their rates of return. Consequently, investors in these funds brought lawsuits against commercial banks in Korea that sold such investment fund products based on the allegation that such banks used defective sales practices in selling such funds, such as failing to comply with disclosure requirements or unfairly inducing them to invest in the funds. For example, in 2009, we, like other commercial banks that sold similar products, became a defendant in lawsuits in connection with the sale of foreign currency derivatives products known as “KIKOs,” which stands for “knock-in knock-out,” to certain of our customers comprised mostly of small- and medium-sized enterprises. The KIKOs, which are intended to be hedging instruments, operate so that if the value of Korean Won increases to a certain level, we are required to pay the purchasers a certain amount, and if the value of Korean Won falls below a certain level, the purchasers of KIKOs are required to pay us a certain amount. As the Korean Won significantly depreciated against the U.S. dollar in the second half of 2008, purchasers of KIKOs were required under the relevant contracts to make large payments to us, and some of such purchasers filed lawsuits to nullify their obligations under the allegation that we did not sufficiently disclose the risks in investing in KIKOs and unfairly induced them to make such investments. As of December 31, 2011, we had won 35 out of 47 KIKO-related cases at the lower court level. If we lose our cases on appeal, the court may nullify the contracts under which KIKO products were sold and order us to return payments received from the customers. As of December 31, 2011, the aggregate amount of the outstanding KIKO-related claims was (Won)202 billion, for which we set aside (Won)26 billion as allowance.

In addition to the KIKO-related claims, we have also faced complaints and, to a lesser extent, litigation from customers based on claims of (i) inadequate disclosure of risk related to the potential loss of principal when we sold currency forward contracts designed to hedge against currency risks in overseas mutual fund investments, (ii) approval of customer applications for purchases of our investment products with missing information without first confirming such missing items with customers and (iii) our discretionary liquidation of small-size investment funds as permitted under the Financial Investment Services and Capital Markets Act but without first seeking customer approval. In connection with the foregoing claims, we were defendants in four court proceedings for an aggregate claim amount of (Won)1 billion as of December 31, 2011, for which we set aside a minimal amount as allowance.

While we plan to rigorously defend our positions in the foregoing lawsuits, it is difficult to predict the final outcome of litigation. The total amount in dispute may increase during the course of litigation and other lawsuits may be brought against us based on similar allegations. Accordingly, these lawsuits, especially if the courts finally rule against us, may have a material adverse effect on our business, financial condition and results of operations. In addition, while in response to the foregoing claims we have implemented extensive employee training and other operational processes and procedures to provide adequate disclosure, prevent unfair inducement and otherwise comply with all relevant laws and regulations, we cannot assure you that, despite due training and other preventive measures, all of our employees in charge of such sales have not breached disclosure requirements, engaged in unfair inducement or committed similar acts or will not do the same in the future and, as a result, we may face additional claims or litigation in the future, which may have a material adverse effect on our business, reputation, financial condition and results of operations.

We may experience disruptions, delays and other difficulties relating to our information technology systems.

We rely on our information technology systems for our daily operations, including billing, online and offline financial transactions settlement and record keeping. We also upgrade from time to time our groupwide customer data-sharing and other customer relations management systems. We may experience disruptions, delays or other difficulties relating to our information technology systems, and may not timely upgrade our systems as currently planned. Any of these developments may have an adverse effect on our business and adversely impact our customers’ confidence in us.

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

For example, under the Financial Investment Services and Capital Markets Act, which became effective as of February 4, 2009, financial institutions, including us and our subsidiaries, may offer a broader range of investment products with novel and complex structures, including by way of hedge funds and private equity funds. Such products may involve greater counterparty risks as well as compliance risks associated with inadequate disclosure of investment risks. In addition, upon implementation of the Financial Consumer Protection Act, which is currently being considered by the Financial Services Commission and Financial Supervisory Service, customers of financial services will be entitled to heightened investor protection measures, including additional remedies in the case of “imperfect sales” of financial products based on inadequate disclosure or unfair inducement, such as mandatory compensatory damages, right of rescission, class action eligibility and double damages in case of a statutory violation. Furthermore, in an effort to curb the substantial rise recently in retail loans in Korea, the regulators may adopt measures and guidelines designed to limit further growth of our retail lending, in particular mortgage and home equity loans that are deemed to be “high-risk” (namely, mortgage and home equity loans of over (Won)50 million (i) whose principal and interest are due at maturity, (ii) whose interest is due periodically over the term of the loan but whose principal is due at maturity, or (iii) whose borrower has more than three mortgage and home equity loans from financial institutions). We may also become subject to other restrictions on our operations as a result of future changes in laws and regulations, including the more stringent liquidity and capital requirements anticipated under Basel III, which is to be adopted in phases starting in 2015 in Korea. Any of these regulatory developments may have a material adverse effect on our ability to expand operations or adequately manage our risks and liabilities.

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

During the recent global financial crisis and the ensuing economic downturn, many governments worldwide, including the Government, became involved in providing assistance, including by direct investment, to troubled financial institutions and corporations, typically in exchange for increased government monitoring and guidance of the operations of such entities. In Korea, for example, in 2008 and 2009 several major commercial banks, including Shinhan Bank, applied for Government-backed credit lines, which if drawn down would have imposed greater Government monitoring of their operations. While no drawdown has been made and these programs have since terminated, there is no assurance that if the Korean or global economy were to experience another severe crisis, financial institutions in Korea, including us and our subsidiaries, will not require special assistance from the Government, which would generally impose greater government monitoring and restrictions on our business and operations and may have a material adverse effect on our business, results of operations and financial condition.

In light of the widely held perception that the recent global liquidity crisis is at least partly attributable to deficiencies in the risk management systems and capital adequacy of financial institutions, many governments worldwide have taken or are considering taking measures to increase regulatory oversight in these and other areas. Examples of such measures currently being considered by the Government include proposals to further regulate capital and liquidity of financial institutions in line with Basel II and Basel III. There can be no assurance that such measures will have the desired consequences or not have unintended adverse consequences which could hurt our business, results of operations and financial condition or profitability.

The Korean government may encourage targeted lending to and investment in certain sectors in furtherance of policy initiatives, and we may take this factor into account.

The Government has encouraged and may in the future encourage lending to or investment in the securities of certain types of borrowers and other financial institutions in furtherance of government initiatives. The Government, through its regulatory bodies such as the Financial Services Commission, has in the past announced lending policies to encourage Korean banks and financial institutions to lend to or invest in particular industries or customer segments, and, in certain cases, has provided lower cost funding through loans made by the Bank of Korea for further lending to specific customer segments. While all of our loans or securities investments are reviewed in accordance with our internal credit review policies or internal investment guidelines and regulations, we, on a voluntary basis, may factor the existence of such policies and encouragements into consideration in making loans or securities investments. In addition, while the ultimate decision whether to make loans or securities investments remains with us and is made based on our internal credit approval procedures and risk management systems independently of Government policies, the Government may in the future request financial institutions in Korea, including us, to make investments in or provide other forms of financial support to particular sectors of the Korean economy as a matter of policy, which financial institutions, including us, may be required to make or may otherwise decide to accept. For example, the Government took various initiatives to support small- and medium-sized enterprises, which were disproportionately affected by the recent downturn in the Korean and global economy.

As part of such initiatives, Shinhan Bank, like other commercial banks in Korea, entered into a memorandum of understanding in April 2009 with the Financial Services Commission under which Shinhan

Bank would make efforts to, among others, provide greater liquidity into the general economy by extending a sizable volume of loans to small- and medium-sized enterprises. More specifically, the memorandum of understanding provided for the following: (i) in order to facilitate obtaining foreign currency financing during the financial crisis, the Government would guarantee a certain amount of foreign currency-denominated borrowings by Shinhan Bank, which would be used primarily to refinance existing borrowings and, to the extent there are new borrowings, such new borrowings to be used for trading financing by exporting companies and for loans to small- and medium-sized enterprises; (ii) in exchange, Shinhan Bank would facilitate export financing for domestic companies, including through purchase of foreign currencies and other voluntary measures to support small- and medium-sized enterprises such as increasing the frequency of extending maturity for loans by such enterprises and increasing the amount of loans to small- and medium-sized enterprises when measured as a percentage of total loans; and (iii) when commercial banks (including Shinhan Bank) make Won-denominated loans to certain start-up, venture, innovative and other strategic small- and medium-sized enterprises specially designated by the Bank of Korea as “priority borrowers”, the Bank of Korea will provide the underlying funding to these banks at concessionary rates for up to 50% of all such loans made to priority borrowers subject to a monthly-adjusted limit prescribed by the Bank of Korea (currently (Won)5 trillion), provided that if such loans to priority borrowers made by all commercial banks exceed the prescribed limit for a given month, the concessionary funding for the following month will be allocated to each commercial bank in proportion to such bank’s lending to priority borrowers two months prior to the time of such allocation, which has the effect that, if a particular bank lags other banks in making loans to priority borrowers, the amount of funding such bank can receive from the Bank of Korea at concessionary rates will be proportionately reduced.

In tandem with providing additional loans to small- and medium-sized enterprises under the memorandum of understanding, Shinhan Bank has taken active steps to mitigate the potential adverse impacts from making bad loans to enterprises with high risk profiles as a result of the foregoing arrangements, such as by strengthening its loan review and post-lending monitoring processes. However, we cannot assure you that the arrangements contemplated under the memorandum of understanding did not or will not, or similar or other government-led initiatives in the future will not, result in a suboptimal allocation of our loan portfolio from a risk-reward perspective compared to what we would have allocated based on purely commercial decisions in the absence of such initiatives. The government may implement similar or other initiatives in the future to spur the overall economy or encourage the growth of targeted industries. In particular, the government may introduce lending-related initiatives or enforce existing ones in a heightened fashion during times when small- and medium-sized enterprises on average are facing an increased level of financial distress or vulnerability due to an economic downturn, which makes lending to them in the volume and the manner suggested by the government even riskier and less commercially desirable. Accordingly, making loans to small- and medium-sized enterprises in furtherance of the government-led initiatives may result in enhanced difficulties for us in terms of risk management, deterioration of our asset quality and reduced earnings, compared to what would have been in the absence of such initiatives.

In addition, in light of the sizable non-performing assets from project financings (mostly related to real estate project financings suffering from the persistent slump in the real estate market) by commercial banks (mostly in the lower tier) and merchant banks, in June 2011, the Government established the United PF 1st Recovery Private Equity Fund (the “Fund”), a joint-stock private equity fund sponsored by United Asset Management Company Ltd. (“UAMCO”), a government-invested enterprise and the largest purchaser in Korea of non-performing financial assets generally, and seven major commercial and policy banks, namely Woori Bank, Kookmin Bank, Nonghyup Bank, Shinhan Bank, Hana Bank, Korea Development Bank and Industrial Bank of Korea.

Shinhan Bank does not have any involvement in the management or day-to-day operations of the Fund. While Shinhan Bank holds a 13.6% equity interest in the Fund, Shinhan Bank is designated as a limited partner, and under the Fund’s articles of organization the management and day-to-day operations of the Fund are specifically delegated to a general partner designated as the managing partner for the Fund, which is currently UAMCO, a limited liability company established under Korean law whose shareholders are the six banks that have made capital contributions to the Fund. The scope of such delegated management activities are as follows: (i) management and operating of the Fund’s assets and liabilities, (ii) selection of investment targets and exercise of investment decisions and redemption decisions, (iii) exercise of rights over investment assets, (iv) issuance and distribution of beneficiary certificates underlying the investment assets, (v) distribution of Fund assets, (vi) accounting and recordkeeping, (vii) payment of expenses and liabilities related to the operation of the Fund and (viii) ancillary activities related to the foregoing. Under the Fund’s articles of organization, the activities of the general partner acting as the managing partner are subject to supervision by an advisory committee consisting of representatives of each of the limited partners (which may not be a general partner), and the advisory committee may express a view on the activities of the managing partner. The advisory committee’s view is not binding, and serves only as a recommendation with respect to certain activities over which the managing partner is authorized to exercise its discretion under the Financial Investment Services and Capital Markets Act. However, in the event the managing partner breaches law or material articles of the Fund’s articles of incorporation, the advisory committee, with the consent from members representing two-thirds or more of the equity interests in the Fund, may suspend (and if applicable, restore) such managing partner’s activities relating to the operation and management of the Fund.

The Fund is funded with capital contributions and loans from the aforesaid eight sponsors in the aggregate amount of (Won)1,228 billion (consisting of (Won)800 billion in capital contributions and (Won)428 billion in loans). Of such amounts, under the fund organization documents, Shinhan Bank is obligated to make capital contributions of (Won)92 billion (representing a 11.5% equity interest in the Fund in the form of common shares) and loans of (Won)19 billion (representing 4.5% of the total loans made by the sponsors), and Shinhan Bank, together with other sponsors, may be requested to make additional capital contributions and loans upon further purchase by the Fund of non-performing assets from project financings. The amount of funding obligation is proportionate to each sponsor’s relative asset size and its exposure to project financings. As of December 31, 2011, Shinhan Bank has made capital contributions of (Won)92 billion and has fulfilled its capital contribution obligations. As for the capital contributions made by Shinhan Bank to-date, these have not been subject to impairment since the underlying assets of the Fund, which primarily consist of impaired loans, are purchased at fair value, and profits have subsequently been realized thereon either in the form of recovery from enhanced collection measures or capital gains upon resale thereof. Shinhan Bank currently does not plan to make additional capital contributions. The terms of the loans, including the interest rate and redemption provisions, are subject to further negotiation among the sponsors.

The objective of the Fund is to purchase non-performing assets from project financing companies, professionally manage such assets and later sell them at a profit once these assets have normalized. By doing so, the Fund is expected to enhance the asset quality of financial institutions with significant exposure to unsound project financings by transferring a part of such exposure from such institutions to the Fund, as well as help to normalize the project financing industry. The Fund is not backed by any government guarantee, and the Fund operates based on mutual agreement of the sponsors. The term of the Fund is five years, after which it will be liquidated, and each sponsor will be entitled to a share in the net assets of the Fund at the time of liquidation in proportion to their respective contributions to the Fund.

Following the establishment of the Fund in June 2011, Shinhan Bank has sold non-performing project financing assets in the aggregate amount of (Won)114 billion to the Fund and recognized from such sales an aggregate loss of (Won)66 billion before applying allowance for loan losses allocated to such assets and an aggregate loss of (Won)6 billion after applying allowance for loan losses allocated to such assets. Under IFRS, the sale of non-performing project financing assets to the Fund is classified as a true sale, and therefore, gain or loss from such sale is recognized at the time of sale, and no gain or loss is recognized after the time of sale. Subject to market conditions, Shinhan Bank may sell additional non-performing project financing assets to the Fund and use all or part of the proceeds for its future capital contribution or loan requirements. However, given the generally poor asset quality of its non-performing project financing assets, there is no assurance that Shinhan Bank will be able to sell such assets held by it on commercially reasonable terms or that the Fund will be able to attain its objective of selling the purchased project financing assets at a profit, in which case Shinhan Bank may not be able to recoup its investment in, or be repaid the loans to, the Fund fully or at all.

The level and scope of government oversight of our lending business, particularly regarding mortgage and home equity loans, may change depending on the economic or political climate.

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

The Act on Class Actions regarding Securities allows class action suits to be brought by shareholders of companies listed on the Korea Exchange, including ours, for losses incurred in connection with the purchase and sale of securities and other securities transactions arising from (i) false or inaccurate statements provided in registration statements, prospectuses and business reports; (ii) insider trading and (iii) market manipulation. This law permits 50 or more shareholders who collectively hold 0.01% or more of the shares of a company at the time when the cause of such damages occurred to bring a class action suit against us and our subsidiaries and our and their respective directors and officers. It is uncertain how the courts will apply this law, however, as this law has been enacted relatively recently and there are few precedents. Litigation can be time-consuming and expensive to resolve, and can divert valuable management time and attention from the operation of a business. We are not aware of any basis for such suit being brought against us, nor, to our knowledge, are there any such suits pending or threatened. Any such litigation brought against us could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Korea

Unfavorable financial and economic conditions in Korea and globally may have a material adverse impact on our asset quality, liquidity and financial performance.

We are incorporated in Korea, where most of our assets are located and most of our income is generated. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our business, results of operations and financial condition are substantially dependent on developments relating to the Korean economy. As Korea’s economy is highly dependent on the health and direction of the global economy, and investor’s reactions to developments in one country can have adverse effects on the securities price of companies in other countries, we are also subject to the fluctuations of the global economy and financial markets. Factors that determine economic and business cycles in the Korean or global economy are for the most part beyond our control and inherently uncertain. In addition to discussions of recent developments regarding the global economic and market uncertainties and the risks relating to us as provided elsewhere in this section, factors that could hurt Korea’s economy in the future include, among others:

•

further deterioration of the fiscal and financial crisis in Europe, downgrades in the sovereign or other credit ratings of the governments and financial institutions in Europe and the United States and instability in the value of the U.S. dollar against other major currencies, which could have adverse effects on the global, and in turn Korean, credit and financial markets;

•	inflation levels, volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (particularly against the U.S. dollar), interest rates and stock markets;

•	increased reliance on exports to service foreign currency debts, which could cause friction with Korea’s trading partners;

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

•	social and labor unrest or declining consumer confidence or spending resulting from layoffs, increasing unemployment and lower levels of income;

•	uncertainty and volatility in real estate prices arising, in part, from the Government’s policy-driven tax and other regulatory measures;

•

a decrease in tax revenues and a substantial increase in the Government’s expenditures for unemployment compensation and other social programs that together could lead to an increased Government budget deficit;

•

political uncertainty or increasing strife among or within political parties in Korea, including as a result of the increasing polarization of the positions of the ruling conservative party and the progressive opposition and the upcoming presidential election in December 2012;

•	a deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy; and

•

any other developments that has a material adverse effect in the global economy, such as an act of war, a terrorist act, a breakout of an epidemic such as SARS, avian flu or swine flu or natural disasters such as the earthquake and tsunami in Japan in March 2011 and the resulting leakage of nuclear materials, and the related disruptions in the economies of Japan and other countries.

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

In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and long-range missile programs and increased uncertainty regarding North Korea’s actions and possible responses from the international community. In April 2009, after launching a long-range rocket over the Pacific Ocean, which led to protests from the international community, North Korea announced that it would permanently withdraw from the six-party talks that began in 2003 to discuss Pyongyang’s path to denuclearization. On May 25, 2009, North Korea conducted its second nuclear testing by launching several short-range missiles. In response to such actions, the Republic decided to join the Proliferation Security Initiative, an international campaign aimed at stopping the trafficking of weapons of mass destruction, over Pyongyang’s harsh rebuke and threat of war. After the United Nations Security Council passed a resolution on June 12, 2009, to condemn North Korea’s second nuclear test and impose tougher sanctions such as a mandatory ban on arms exports, North Korea announced that it would produce nuclear weapons and take “resolute military actions” against the international community.

There recently has been increased uncertainty about the future of North Korea’s political leadership and its implications for the economic and political stability of the region. In June 2009, Korean and U.S. officials announced that Kim Jong-il, the North Korean ruler who reportedly suffered a stroke in August 2008, designated his third son, Kim Jong-eun, to become his successor. In September 2010, Kim Jong-eun was made a general in the North Korean army, named the vice chairman of the Central Military Commission and appointed to the Central Committee of the Workers’ Party in a series of measures widely believed to be part of the succession plan. The succession plan, including its likelihood of success and its implications for the politics and economy of North Korea, however, remains uncertain. In addition, North Korea’s economy also faces severe challenges. For example, in November 2009, the North Korean government redenominated its currency at a ratio of 100 to 1 as part of a currency reform undertaken in an attempt to control inflation and reduce income gaps. In tandem with the currency redenomination, the North Korean government banned the use or possession of foreign currency by its residents and closed down privately run markets, which led to severe inflation and food shortages. Such developments may further aggravate social and political tensions within North Korea.

Since the death of the North Korean ruler Kim Jong-il in December 2011, there has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for political and economic stability in the region. However, the eventual outcome of such leadership transition remains uncertain. Furthermore, only limited information is available outside of North Korea about Kim Jong-eun, who is reported to be in his late twenties, and it is unclear which individuals or factions, if any, will share political power with Kim Jong-eun or assume the leadership if the transition is not successful. Accordingly, there is significant uncertainty regarding the policies, actions and initiatives that North Korea might pursue in the future, as North Korea has recently announced its plan to test long-distance missiles, Kwang-myong Sung No. 3, despite the sanction from the United Nations Security Council and objection from the international society including the Nuclear Security Summit which was held in Seoul on March 22 and 23, 2012.

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

On August 22, 2011, North Korea unilaterally declared that it will legally dispose of all Korean-owned real estate, equipment and raw materials it seized in April 2010 within the Mt. Geumgang resort area (the “Geumgang area”), concurrent with its seizure and embargo of Korean supplies and assets and its exit order of all employees who were dispatched from Korea (the “2011 Declaration”). It is estimated that the value of the assets, including the real estate, owned by the Government, the Korea Tourism Organization and other private Korean companies in the Geumgang area amount to approximately (Won)484 billion. Tourism in the Geumgang area has effectively been discontinued since a Korean tourist was shot and killed by a North Korean soldier on July 11, 2008. Currently, the Government is in the process of considering various options, including legal and diplomatic measures, in response to the 2011 Declaration. On April 13, 2012, North Korea launched a long-range rocket over the Yellow Sea. Korea, Japan and the United States condemned the launch.

There can be no assurance that the level of tension and instability in the Korean peninsula will not escalate in the future, or that the political regime in North Korea may not suddenly collapse. Any further increase in tension or uncertainty relating to the military, political or economic stability in the Korean peninsula, including a breakdown of diplomatic negotiations over the North Korean nuclear program, occurrence of military hostilities, heightened concerns about the stability of North Korea’s political leadership, a leadership crisis or a breakdown of high-level contacts, could have a material adverse effect on our business, financial condition and results of operations and could lead to a decline in the market value of our common shares and our American depositary shares.

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

Based upon the past and projected composition of our income and valuation of our assets, we do not believe that we were a PFIC for 2011, and we do not expect to be a PFIC in 2012 or to become one in the foreseeable future, although there can be no assurance in this regard. If, however, we become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we become a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. Our PFIC status is determined on an annual basis and depends on the composition of our income and assets. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which generally includes cash) is at least 50%. Special rules treat certain income earned by a non-U.S. corporation engaged in the active conduct of a banking business as non-passive income. See “Item 10.E. Taxation — Certain United States Federal Income Tax Consequences — Passive Foreign Investment Company Rules.” We cannot assure you that we will not be a PFIC for 2012 or any future taxable year.

ITEM 4.	INFORMATION ON THE COMPANY

ITEM 4.A.	History and Development of the Company

Introduction

Incorporated on September 1, 2001, Shinhan Financial Group is the first privately-held financial holding company to be established in Korea. Since inception, we have developed and introduced a wide range of financial products and services in Korea and aim to deliver comprehensive financial solutions to clients through a convenient one-portal network. According to reports by the Financial Supervisory Service, we are one of the three largest financial services providers in Korea as measured by total assets as of December 31, 2011 and operate the second largest banking business (as measured by consolidated total assets as of December 31, 2011) and the largest credit card business (as measured by the total credit purchase volume as of December 31, 2011) in Korea.

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

We currently have 12 direct subsidiaries and 18 indirect subsidiaries offering a wide range of financial products and services, including commercial banking, corporate banking, private banking, credit card, asset management, brokerage and insurance services. We believe that such breadth of services will help us to meet the diversified needs of our present and potential clients. We currently serve approximately 18.6 million active customers, which we believe is the largest customer base in Korea, through approximately 20,100 employees at approximately 1,450 network branches groupwide. While substantially all of our revenues have been historically derived from Korea, we aim to serve the needs of our clients through a global network of our 64 offices in the United States, Canada, the United Kingdom, Japan, the People’s Republic of China, Germany, India, Hong Kong, Vietnam, Cambodia, Kazakhstan and Singapore.

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

While the immediate ripple effects from the recent global financial crisis have somewhat subsided, we believe the world economy, and in turn the Korean economy, continue to face an environment of uncertainty marked by generally low growth among businesses and the continuing volatility in the global financial markets due to the resilient fiscal and financial difficulties in Europe. We believe that this environment has engendered negative popular sentiment against major financial service providers in general, as evidenced by the “Occupy Wall Street” and similar movements in major urban centers in the world and greater calls for regulatory scrutiny and restrictions in relation to financial activities. In addition, advances in mobile and other technologies are renewing challenges for financial service providers to continually reexamine their existing business models. Combined, these developments require that we continue to seek opportunities to foster customer trust, enhance our social capital and quickly adapt ourselves to the constant changes in our business environment. Accordingly, in 2012, we have adopted “New Evolution 2012” as our general strategic objective, bolstered by “stable organizational platform”, “synergistic management convergence” and “finance with warmth”.

More specifically, we believe that the recent global financial crisis has engendered a new business environment with the following defining features: (i) stricter financial regulations, (ii) less tolerance for risk in financial products, (iii) demand for reduced debt levels, (iv) greater market acceptability of a business model based on stable growth even if this would result in relatively low levels of return, (v) political demand for greater social responsibility and accountability of financial institutions, and (vi) widespread recognition of the growing importance of emerging markets, particularly in Asia, in world economy.

In recognition of these trends in our business environment, which we expect to continue for the foreseeable future, we have also realigned our mid- to long-term strategic priorities to focus on becoming Korea’s number one financial brand by 2015 through emphasis on creation of value to our customers and fostering “good” growth. We believe that establishing ourselves firmly as the market leader in Korea is critical to realizing our ultimate objective of becoming a world-class financial institution, and our new strategic priority reflects our renewed commitment to sustainable growth, stable profitability and best-class core competencies.

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

business portfolio as well as in anticipation of a potential rise in interest rates and cost of capital, we plan to strengthen our businesses that generate non-interest fee income, such as asset management, insurance and securities. To this end, our asset management business will focus on building the Shinhan brand through continued customer-oriented product development, our securities business will support our asset management business through developing and distributing new investment products and enhancing marketing channels, and our insurance business will seek to join the top tier in the industry through organic growth.

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

Since our inception, we have expanded our operations, in large part, through strategic acquisitions or formation of joint ventures. Our key acquisitions and joint venture formations are described as below:

Date of Acquisition	Entity	Principal Activities	Method of Establishment
April 2002	Jeju Bank	Regional banking	Acquisition from Korea Deposit Insurance Corporation
July 2002	Shinhan Investment Corp.(1)	Securities and investment	Acquisition from the SsangYong Group
August 2002	Shinhan BNP Paribas Investment Trust Management Co., Ltd.(2)	Investment advisory	50:50 joint venture with BNP Paribas
August 2003	Chohung Bank	Commercial banking	Acquisition from creditors
December 2005	Shinhan Life Insurance	Life insurance services	Acquisition from shareholders
March 2007	LG Card	Credit card services	Acquisition from creditors
January 2012	Tomato Mutual Savings Bank(3)	Savings bank	Purchase and assumption of assets and liabilities from creditors

Notes:

(1)	Renamed as Shinhan Investment Corp. from Goodmorning Shinhan Securities Co., Ltd. effective August 2009.

(2)	In January 2009, SH Asset Management Co., Ltd. and Shinhan BNP Paribas Investment Trust Management merged to form Shinhan BNP Paribas Asset Management Co., Ltd.

(3)

Shinhan Hope Co., Ltd. was established on December 12, 2011, to purchase and assume certain assets and liabilities of Tomato Mutual Savings Bank. On December 28, 2011, Shinhan Hope Co., Ltd. obtained a savings bank license, changed its name to Shinhan Savings Bank and became our direct subsidiary.

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

•

In November 2011, two of Shinhan Bank’s wholly-owned banking subsidiaries in Vietnam, Shinhan Vina Joint Venture Bank (“Shinhan Vina”) and Shinhan Vietnam Bank Ltd. (“Shinhan Vietnam”), merged to form Shinhan Bank Vietnam Ltd. (“Shinhan Bank Vietnam”). Shinhan Vina, prior to its merger with Shinhan Vietnam, was a 50-50 joint venture between Shinhan Bank and Vietcombank, a state-owned bank of Vietnam. On November 11, 2011, Shinhan Bank acquired Vietcombank’s 50% interest in Shinhan Vina to facilitate the merger. As of December 31, 2011, Shinhan Bank Vietnam was the largest foreign bank in terms of capital and the third largest foreign bank in terms of assets in Vietnam. Shinhan Bank Vietnam recently opened its ninth branch in Vietnam.

•

In December 2011, Shinhan Financial Group established Shinhan Hope Co., Ltd. in order to purchase and assume certain assets and liabilities of Tomato Mutual Savings Bank. On December 28, 2011, Shinhan Hope Co. Ltd. obtained a savings bank license, changed its name to Shinhan Savings Bank and became Shinhan Financial Group’s direct subsidiary.

•

In March 2012, Shinhan-KT Mobile Card Co., Ltd., a wholly-owned subsidiary of Shinhan Card which had been established to secure the leadership position in the emerging market for mobile phone payment services, was liquidated due to lower than expected consumer demand for mobile payment services and slower than expected development of infrastructure necessary to support such services.

ITEM 4.B.	Business Overview

Unless otherwise specifically mentioned, the following business overview is presented on a consolidated basis under IFRS.

Our Principal Activities

We provide comprehensive financial services, principally consisting of the following:

•	commercial banking services, consisting of:

•	retail banking services;

•	corporate and investment banking services, primarily consisting of:

- small- and medium-sized enterprises banking; and

- large corporate banking;

- treasury and securities investment;

•	international banking services; and

•	other banking services, including trust account management services provided by Shinhan Bank;

•	credit card services;

•	securities brokerage services;

•	life insurance services;

•	asset management services, including brokerage and trading of various securities, related margin lending and deposit and trust services, and other asset management services; and

•	other services, including leasing and equipment financing, investment trust management, regional banking, investment banking advisory and loan collection and credit reporting.

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

Deposit-Taking Activities

Principally through Shinhan Bank, we offer many deposit products that target different customer segments with features tailored to each segment’s financial and other profile. Our deposit products consist principally of the following:

•

Demand deposits.    Demand deposits do not accrue interest or accrue interest at a lower rate than time or savings deposits and allow the customer to deposit and withdraw funds at any time. If interest-bearing, demand deposits have interest accruing at a fixed or variable rate depending on the period and the amount of deposit. Demand deposits constituted approximately 12.7% and 12.1% of our total deposits as of December 31, 2010 and 2011, respectively. Our demand deposits paid average interest of 0.7% and 0.72% in 2010 and 2011, respectively.

•

Savings deposits.    Savings deposits allow the customer to deposit and withdraw funds at any time and accrue interest at an adjustable interest rate, which is typically lower than the rate applicable to time or installment deposits. Saving deposits constituted approximately 22.3% of our total deposits as of December 31, 2010 and paid average interest of 0.98% in 2010, and approximately 21.1% of our total deposits as of December 31, 2011 and paid average interest of 0.98% in 2011.

•

Time deposits.    Time deposits generally require the customer to maintain a deposit for a fixed term during which the deposit accrues interest at a fixed rate or a variable rate based on certain financial indexes, including the Korea Composite Stock Price Index (KOSPI). If the deposit is withdrawn prior to the end of the fixed term, the customer is paid a lower interest rate than that originally offered. The term typically ranges from one month to five years. Time deposits constituted approximately 62.6% and 65.0% of our total deposits as of December 31, 2010 and 2011, respectively, and paid average interest of 3.50% and 3.61% in 2010 and 2011, respectively.

•

Other deposits.    Other deposits consist mainly of certificates of deposit. Certificates of deposit typically have maturities from 30 days to five years. Interest rates on certificates of deposit are determined based on the length of the deposit and prevailing market interest rates. Certificates of deposit are sold at a discount to their face value, reflecting the interest payable on the certificates of deposit. Certificates of deposit constituted approximately 2.4% and 1.8% of our total deposits as of December 31, 2010 and 2011, respectively. Our certificates of deposit paid average interest of 4.32% and 3.40% in 2010 and 2011, respectively.

We also offer deposits which provide the customer with preferential rights to housing subscriptions under the Housing Law, and eligibility for mortgage and home equity loans. These products include:

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

•

Housing subscription installment savings deposits.    These deposit products are monthly installment savings products providing the customer with a preferential subscription right for new private apartment units under the Housing Law. Such preferential rights are neither transferable nor marketable in the open market. These deposits require monthly installments of (Won)50,000 to (Won)500,000, have maturities between three and five years and accrue interest at fixed rates depending on the term, which are consistent with other installment savings deposits. These deposit products target low- and middle-income households as customers. For information on our deposits in Korean Won based on the principal types of deposit products we offer, see “— Description of Assets and Liabilities — Funding — Deposits.”

We offer a range of interest rates on our deposit products depending on the rate of return on our interest-earning assets, average funding costs and interest rates offered by other major commercial banks.

We also offer court deposit services for litigants in Korean courts, which involve providing effectively an escrow service for litigants involved in certain types of legal or other proceedings. Chohung Bank historically was a dominant provider of such services since 1958, and following the acquisition of Chohung Bank, we continue to hold a dominant market share in these services. Such deposits typically carry interest rates lower than the market rates (by approximately 1% per annum) and amounted to (Won)5,888 billion and (Won)6,103 billion as of December 31, 2010 and 2011, respectively.

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

Retail Banking Services

Overview

We provide retail banking services primarily through Shinhan Bank, and, to a significantly lesser extent, through Jeju Bank, a regional commercial bank. The retail loans, excluding credit card receivables, amounted to (Won)69,451 billion as of December 31, 2011.

Retail banking services include mortgage and home equity lending and retail lending as well as demand, savings and fixed deposit-taking, checking account services, electronic banking and ATM services, bill paying services, payroll and check-cashing services, currency exchange and wire fund transfer. We believe that providing modern and efficient retail banking services is important to maintaining our public profile and as a source of fee-based income. We believe that our retail banking services and products will become increasingly important in the coming years as the domestic banking sector further develops and becomes more complex.

Retail banking has been and will continue to remain one of our core businesses. Our strategy in retail banking is to provide prompt and comprehensive services to retail customers through increased automation and improved customer service, as well as a streamlined branch network focused on sales. The retail segment places an emphasis on targeting high net worth individuals.

Retail Lending Activities

We offer various retail loan products, consisting principally of household loans, which target different segments of the population with features tailored to each segment’s financial profile and other characteristics, including each customer’s profession, age, loan purpose, collateral requirements and the duration of the customer’s relationship with Shinhan Bank. Retail loans consist principally of the following:

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

As of December 31, 2011, our mortgage and home equity loans and other retail loans accounted for 63.9% and 36.1%, respectively, of our retail loans (excluding credit card loans).

For secured loans, including mortgage and home equity loans, our policy is to lend up to 40% to 60% of the appraisal value of the collateral, after taking into account the value of any lien or other security interest that is prior to our security interest (other than petty claims). As of December 31, 2011, the loan-to-value ratio of mortgage and home equity loans of Shinhan Bank was approximately 48.2%. As of December 31, 2011, substantially all of our mortgage and home equity loans were secured by residential property.

Under the Regulation on the Supervision of the Banking Business currently in effect, our banking subsidiaries (i) are subject to limits on loan-to-value ratios ranging from 40% to 60% when extending home mortgage loans, depending on the maturity of the home mortgage loans, whether or not the home provided as collateral are apartments, and the location of such home provided as collateral; (ii) are required to comply with a limit on debt-to-income ratio of less than 40% in granting home loans for purchasing new apartments, which are secured by such apartments appraised at a market value of more than (Won)300 million in areas of high speculation and Seoul National Capital areas (which includes Kangnam-ku, Seocho-ku and Songpa-ku) of excessive investment; (iii) shall not accept the apartment located in areas of high speculation as collateral from borrowers who have already obtained home mortgage loans; (iv) shall limit the extension of the maturity of the loans, thereby reducing the number of the loans to one for a borrower having two or more loans secured by an apartment in areas of high speculation; and (v) shall not extend home equity loans to minors.

In addition, the supervising authorities from time to time issue administrative instructions to banks, which have the effect of regulating the access of borrowers to housing loans and, as such, demand for real estate properties. For example, in August 2010, amid concerns regarding the sustained slump in the housing market, the Financial Supervisory Service issued an administrative instruction to financial institutions that allowed them to set the debt-to-income ratio at their discretion for non-homeowners or families with a single residence purchasing a house worth (Won)900 million or less that is not located within areas of high speculation until the end of March 2011. Our banking subsidiaries are currently extending mortgage and home equity loans in compliance with the applicable regulations and administrative instructions by the relevant supervising authorities.

The following table sets forth the portfolio of our retail loans.

	As of December 31,
	2010		2011
	(In billions of Won, except percentages)
Retail loans(1)
Mortgage and home-equity loans	(Won)	40,073	(Won)	44,399
Other retail loans(2)		24,901		25,052
Percentage of retail loans to total gross loans		35.26%		35.61%

Notes:

(1)	Before allowance for loan losses and excludes credit card accounts.

(2)

In Korea, construction companies typically require buyers of new homes (including apartment units) to make installment payments of the purchase price well in advance of the title transfer. Commercial banks, including Shinhan Bank, provide advance loans, on an unsecured basis for the time being, to retail borrowers where the use of proceeds is restricted to financing of home purchases. A significant portion of these loans are guaranteed by third parties, which may include the construction company receiving the installment payments, until construction of the home is completed. Once construction is completed and the titles to the homes are transferred to the borrowers, which may take several years, these loans become secured by the new homes purchased by these borrowers. In recognition of the unsecured nature of such loans, we classify such loans as other retail loans.

The total mortgage and home equity loans in the amount of (Won)44,399 billion outstanding as of December 31, 2011 consisted of amortizing loans (where part of the installment payments thereon is applied toward repaying the principal amount of the loans) in the amount of (Won)28,404 billion and non-amortizing loans in the amount of (Won)15,995 billion. In addition, as of December 31, 2011, there were lines of credit in the aggregate outstanding amount of (Won)526 billion for non-amortizing loans.

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

As of December 31, 2011, Shinhan Bank’s three-month, six-month and twelve-month base rates were approximately 3.55%, 3.67% and 3.67%, respectively. As of December 31, 2011, Shinhan Bank’s fixed rates for mortgage and home equity loans with a maturity of one year, two years and three years were 6.60%, 7.10% and 7.20%, respectively, and Shinhan Bank’s fixed rates for other retail loans with a maturity of one year ranged from 9.00% to 13.50%, depending on the credit scores of its customers.

As of December 31, 2011, approximately 83.5% of Shinhan Bank’s total retail loans were floating rate loans and approximately 16.5% were fixed rate loans. As of the same date, approximately 91.0% of Shinhan Bank’s retail loans with maturity of more than one year were floating rate loans and approximately 9.0% was fixed rate loans.

Prior to February 2010, major commercial banks in Korea, including Shinhan Bank, principally used the certificate of deposit, or CD, rates set by Bank of Korea in determining the base rate for secured housing loans, which represent the substantial majority of retail loans. However, amid concerns that the CD rates do not accurately represent the banks’ cost of capital as certificates of deposit constitute relatively a minor fraction of the banks’ assets and in light of the substantial variance in recent periods between the CD rates and the actual market rates, beginning in February 2010, the Korean Federation of Banks publishes the “cost of funding index”, or COFIX, which is computed based on the weighted average interest of select funding products (including time deposits, housing and other installment savings deposits, repos, discounted bills and senior non-convertible financial debentures) of nine major Korean banks (comprised of Kookmin Bank, Shinhan Bank, Woori Bank, Hana Bank, Korea Exchange Bank, NH Bank, Industrial Bank of Korea, Citibank Korea and Standard Chartered Bank). Each bank then independently determines the interest rate applicable to the customer by adding a spread to the COFIX based on the difference between the COFIX and such bank’s general funding costs, administration fees, the customer’s credit score, the maturity of the loan and other customer-specific premiums and discounts based on the customer relationship with such bank. In the case of floating rate notes, the customer interest rates are adjusted every three months, six months and 12 months, depending on the reset period of the base rate.

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

As of December 31, 2011, Shinhan Bank operated 22 private banking centers nationwide, including 16 in Seoul, two in the suburbs of Seoul and four in cities located in other regions in Korea. As of December 31, 2011, Shinhan Bank had approximately 4,800 private banking customers, who are typically required to have (Won)500 million in deposit with us to qualify for private banking services.

Corporate and Investment Banking Services

Overview

We provide corporate banking services, primarily through Shinhan Bank, to small- and medium-sized enterprises, including enterprises known as SOHO, or “small office, home office”, which are small enterprises operated by individuals or households, and, to a lesser extent, to large corporations, including corporations that are affiliated with chaebols. We also lend to government-controlled enterprises.

The following table sets forth the balances and percentage of our total lending attributable to each category of our corporate lending business as of the dates indicated.

	As of December 31,
	2010			2011
	(In billions of Won, except percentages)
Small- and medium-sized enterprises loans(1)	(Won)	51,266	27.82%	(Won)	52,268	26.80%
Large corporate loans		33,128	17.98%		34,413	17.64%
Others		17,234	9.35%		21,043	10.79%

Total corporate loans	(Won)	101,628	55.15%	(Won)	107,724	55.23%

Notes:

(1)

Represents the principal amount of loans extended to corporations meeting definition of small- and medium-sized enterprises under the Basic Act on Small- and Medium-sized Enterprises and its Presidential Decree.

Shinhan Bank also engages in treasury and securities investment business, which involves, among other things, treasury, or internal asset and liability management, securities investment trading and derivatives trading.

Small- and Medium-sized Enterprises Banking

Under the Basic Act on Small- and Medium-sized Enterprises and its Presidential Decree, in order to qualify as a small- and medium-sized enterprise, (i) the number of regular employees of the enterprise must be less than 1,000, (ii) the enterprise’s total assets at the end of the immediately preceding fiscal year must be less than (Won)500 billion, (iii) the enterprise’s paid-in capital at the end of the immediately preceding fiscal year must be less than (Won)100 billion, (iv) the enterprise’s average sales revenues for the most recent three fiscal years must be less than (Won)150 billion, (v) the enterprise must meet the standards prescribed by the Presidential Decree applicable to the type of its main business, and (vi) the enterprise must meet the standards of management independence from ownership as prescribed by the Presidential Decree, including non-membership in a conglomerate as defined in the Monopoly Regulations and Fair Trade Act. Furthermore, as of January 26, 2012, non-profit enterprises with a number of regular employees not exceeding 300 and revenue of less than (Won)30 billion that satisfy certain requirements prescribed in the Basic Act on Small- and Medium-sized Enterprises and its Presidential Decree may qualify as a small- and medium-sized enterprise. As of December 31, 2011, we made loans to 149,239 small- and medium-sized enterprises for an aggregate amount (Won)52,268 billion.

Our small- and medium-sized enterprises banking business has traditionally been and is expected to remain one of our core businesses, subject to prevailing market conditions. For example, as a result of the adoption of restrictive regulatory measures in 2005 to 2007 designed to curb speculation in the housing market, lending to the small- and medium-sized enterprises was an area of intense competition among the commercial banks in Korea as opportunities to expand mortgage and home equity loans diminished. However, since the onset of the global financial crisis and economic downturns in Korea starting in the second half of 2008, we have sharply reduced new lending to the small- and medium-sized enterprises and are currently focusing on maintaining the asset quality of existing loans to these enterprises. Depending on the level and scope of economic recovery, we may seek to focus on asset growth on a selective basis.

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

•

operates a relationship management system to provide targeted and tailored customer service to small-and medium-sized enterprises.    Shinhan Bank currently has relationship management teams in 146 banking branches, of which 49 are corporate banking branches and 97 are hybrid banking branches designed to serve retail customers and, to a limited extent, corporate customers. These relationship management teams market products and review and approve smaller loans that pose less credit risks; and

•

continues to focus on cross-selling loan products with other products.    For example, when Shinhan Bank lends to small- and medium-sized enterprises, it also explores opportunities to cross-sell retail loans or deposit products to the employees of these enterprises or to provide financial advisory services.

Large Corporate Banking

Large corporate customers consist primarily of member companies of chaebols and financial institutions. Our large corporate loans amounted to (Won)34,413 billion as of December 31, 2011.

Shinhan Bank aims to be a one-stop financial solution provider and partner with its corporate clients in their corporate expansion and growth endeavors. To this end and in order to take advantage of the deregulation in the Korean financial industry as a result of the adoption of the Financial Investment Services and Capital Markets Act, Shinhan Bank provides investment banking services, including real estate financing, overseas real estate project financing, large development project financing, infrastructure financing, structured financing, equity investments/venture investments, mergers and acquisitions consulting, securitization and derivatives services, including securities and derivative products and foreign exchange trading. Shinhan Bank, through Shinhan Asia Limited, a subsidiary in Hong Kong, also arranges financing for, and offers consulting services to, Korean companies expanding their business overseas, particularly in Asia.

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

Corporate Lending Activities

Our principal loan products for corporate customers are working capital loans and facilities loans. Working capital loans, which include discounted notes and trade financing, are generally loans used for general working capital purposes. Facilities loans are provided to finance the purchase of equipment and construction of manufacturing plants. As of December 31, 2011, working capital loans and facilities loans amounted to (Won)53,026 billion and (Won)21,505 billion, respectively, representing 61.6% and 25.0% of Shinhan Bank’s total Won-denominated corporate loans. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three years in the case of unsecured loans and five years in the case of secured loans. Facilities loans have a maximum maturity of ten years, and are typically repaid in installments of at least twice a year, subject to a grace period for the first repayment of not less than one-third of the loan term; provided that facilities loans with a term of three years or less may be paid in full at maturity.

Loans to corporations may be unsecured or secured by real estate, deposits or guaranty certificates. As of December 31, 2011, secured loans and guaranteed loans (including loans secured by guaranty certificates issued by credit guarantee insurance funds) accounted for 53.2% and 9.7%, respectively, of Shinhan Bank’s Won-denominated loans to small- and medium-sized enterprises. Approximately 46.7% of the corporate loans were secured by real estate.

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

Pricing

Shinhan Bank determines the price for its corporate loan products based principally on their respective cost of funding and the expected loss rate based on the borrower’s credit risk. As of December 31, 2011, 64.6% of Shinhan Bank’s corporate loans with outstanding maturities of one year or more had interest rates that were not fixed but were variable by reference to their market rates.

More specifically, the interest rate on Shinhan Bank’s corporate loans is generally determined as follows:

Interest rate = (Shinhan Bank’s periodic market floating rate or reference rate) plus transaction cost plus a credit spread plus risk premium plus or minus a discretionary adjustment rate.

Depending on the market condition and the agreement with the borrower, Shinhan Bank may use either its periodic market floating rate or the reference rate as the base rate in determining the interest rate for the borrower. As of December 31, 2011, Shinhan Bank’s periodic market floating rates (which are based on a base rate determined for three-month, six-month, one-year, two-year, three-year or five-year periods derived using Shinhan Bank’s market rate system) were 3.55% for three months, 3.67% for six months, 3.68% for one year, 3.72% for two years, 3.78% for three years and 3.90% for five years. As of the same date, Shinhan Bank’s reference rate was 8.75%. The reference rate refers to the base lending rate used by Shinhan Bank. The reference rate is determined annually by Shinhan Bank’s Asset & Liability Management Committee based on, among others, Shinhan Bank’s funding costs, cost efficiency ratio and discretionary margin.

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

Treasury

Shinhan Bank’s treasury division provides funds to all of Shinhan Bank’s business operations and ensures the liquidity of its operation. To secure stable long-term funds, Shinhan Bank uses fixed and floating rate notes, debentures, structured financing, and other advanced funding methods. As for overseas funding, Shinhan Bank closely monitors the feasibility of raising funds in currencies other than the U.S. dollar, such as the Japanese Yen and the Euro. In addition, Shinhan Bank makes call loans and borrows call money in the short-term money market. Call loans are short-term lending among banks and financial institutions in either Korean Won or foreign currencies with a minimum transaction amount of (Won)100 million and maturities of typically one day.

Securities Investment and Trading

Shinhan Bank invests in and trades securities for its own accounts in order to maintain adequate sources of liquidity and to generate interest income, dividend income and capital gains. Shinhan Bank’s trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or certain government-invested enterprises, debt securities issued by financial institutions and equity securities listed on the KRX KOSPI Market and KRX KOSDAQ Market of the Korea Exchange. For a detailed description of our securities investment portfolio, see “— Description of Assets and Liabilities — Investment Portfolio.”

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

Shinhan Bank’s outstanding derivatives commitments in terms of notional amount was (Won)242,984 billion and (Won)165,879 billion, in 2010 and 2011, respectively. Such derivative operations generally focus on addressing the needs of Shinhan Bank’s corporate clients to hedge their risk exposure and back-to-back derivatives entered into to hedge Shinhan Bank’s risk exposure that results from such client contracts.

Shinhan Bank also enters into derivative trading contracts to hedge the interest rate and foreign currency risk exposures that arise from its own assets and liabilities. In addition, to a limited extent, Shinhan Bank engages in proprietary trading of derivatives within our regulated open position limits. See “— Description of Assets and Liabilities — Derivatives.”

International Business

Shinhan Bank also engages in treasury and investment activities in international capital markets, principally including foreign currency-denominated securities trading, foreign exchange trading and services, traded-related financial services, international factoring services and foreign banking operations through its overseas branches and subsidiaries. Shinhan Bank aims to become a leading bank in Asia and expand its international business by focusing on further bolstering its overseas network, localizing its overseas operations and diversifying its product offerings, particularly in terms of asset management, in order to meet the various financing needs of its current and potential customers overseas.

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

Under the Banking Act, the Financial Investment Services and Capital Markets Act and the Trust Act, assets accepted in trust accounts are required to be segregated from other assets of the trustee bank and are not available to satisfy the claims of the depositors or other creditors of such bank. Accordingly, trust accounts are accounted for and reported separately from the bank accounts. See “— Supervision and Regulation.” Trust accounts are regulated by the Trust Act and the Financial Investment Services and Capital Markets Act, and most national commercial banks offer similar trust account products. Shinhan Bank earns income from trust account management services, which is recorded as net trust management fees. See “Item 5.A. Operating Results — Results of Operations — 2011 Compared to 2010 — Non-interest Income.”

As of December 31, 2010 and 2011, Shinhan Bank had total trust assets of (Won)33,240 billion and (Won)30,563 billion, respectively, comprised principally of real property investments of (Won)10,104 billion and (Won)10,683 billion, respectively; securities investments of (Won)6,274 billion and (Won)5,759 billion, respectively; and loans with an aggregate principal amount of (Won)527 billion and (Won)566 billion, respectively. Securities investments consisted of corporate bonds, government-related bonds and other securities, primarily commercial paper. As of December 31, 2010 and 2011, debt securities accounted for 17.6% and 17.2%, respectively, and equity securities constituted 1.3% and 1.6%, respectively, of Shinhan Bank’s total trust assets. Loans made by trust accounts are similar in type to those made by bank accounts, except that they are made only in Korean Won. As of December 31, 2010 and 2011, approximately 61.6% and 58.5%, respectively, of the amount of loans from the trust accounts were collateralized or guaranteed. In making investment from funds received for each trust account, each trust product maintains investment guidelines applicable to each such product which set forth, among other things, company-, industry- and security-specific limitations.

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

Money trusts managed by Shinhan Bank’s trust account business amounted to (Won)11,920 billion and (Won)14,000 billion as of December 31, 2010 and 2011.

Shinhan Bank offers primarily two types of money trust products through its retail branch network: variable rate trust accounts and guaranteed fixed rate trust accounts.

•

variable rate trust accounts.    As of December 31, 2010 and 2011, Shinhan Bank’s variable rate trust accounts amounted to (Won)8,553 billion and (Won)10,814 billion, respectively, of which principal guaranteed variable rate trust accounts amounted to (Won)3,366 billion and (Won)3,185 billion, respectively. Variable rate trust accounts offer their holders variable rates of return on the principal amount of the deposits in the trust accounts and do not offer a guaranteed return on the principal of deposits, except in the limited cases of principal guaranteed variable rate trust accounts, for which payment of the principal amount is guaranteed. Shinhan Bank charges a lump sum or a fixed percentage of the assets held in such trusts as a management fee, and, depending on the trust products, is also entitled to additional fees in the event of early termination of the trusts by the customer. Korean banks, including Shinhan Bank, are currently allowed to guarantee the principal of the following types of variable rate trust account products: (i) existing individual pension trusts, (ii) new individual pension trusts, (iii) existing retirement pension trusts, (iv) new retirement pension trusts, (v) pension trusts and (vi) employee retirement benefit trusts.

•

guaranteed fixed rate trust accounts.    As of December 31, 2010 and 2011, the guaranteed fixed rate trust products maintained by Shinhan Bank amounted to (Won)1.0 billion and (Won)1.0 billion, respectively. Holders of guaranteed fixed rate trust accounts are entitled to a guaranteed return of the principal as well as an additional fixed rate of return. If income from a guaranteed fixed rate trust account is insufficient to pay the guaranteed amount, such deficiency must be satisfied from (i) first, special reserves maintained in such trust accounts, (ii) secondly, trust fees and (iii) lastly, funds transferred from the bank accounts of Shinhan Bank. Upon termination of these trusts, Shinhan Bank receives investment returns from the management of these trusts, net of the guaranteed returns paid to customers and any related expenses. Since January 1999, banks in Korea are prohibited from offering guaranteed fixed rate trust products, and the remaining amount of the guaranteed fixed rate trust products is fairly insignificant.

Credit Card Services

Overview

We currently provide our credit card services principally through our credit card subsidiary, Shinhan Card, and to a limited extent, Jeju Bank. Former Shinhan Card was originally formed as a result of the spin-off of Shinhan Bank’s credit card business in June 2002. In April 2006, the credit card division of Chohung Bank was split and merged into former Shinhan Card concurrently with the merger of Chohung Bank and Shinhan Bank. Prior to the merger of former Shinhan Bank and Chohung Bank in April 2006, Chohung Bank had an active credit card business division. Chohung Bank was a member of BC Card Co., Ltd. (“BC Card”), which is owned by consortium banks. Shinhan Card currently holds an 1.0% equity interest in BC Card. BC Card issues credit cards under the names of the member banks, substantially all of which are licensed to use MasterCard, Visa or JCB. This enables holders of BC Card to use their cards at any establishment which accepts MasterCard, Visa or JCB, as the case may be.

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

Products and Services

Shinhan Card offers a wide range of credit card and other services, principally consisting of the following:

•

credit card services, which involve providing cardholders with credit up to a preset limit to purchase products and services. Payment must be made either (i) in full at the end of a monthly billing cycle (the Lump-sum Basis) or (ii) on a revolving basis subject to a minimum monthly payment which is the lesser of (x) 5.0% of the amount outstanding or (y) (Won)30,000. Currently (the Revolving Payment Basis), the remaining outstanding balance generally accrues interest at the effective annual rates of approximately 7.3% to 26.9%.

•

cash advances, for which payment must be made either on a lump-sum basis or a revolving basis. Currently, the lump-sum cash advances generally accrue interest at the effective annual rates of approximately 7.8% to 28.4% and the revolving cash advances generally accrue interest at a minimum rate of 5.0% of the outstanding balance. Cash advances may be made at ATM machines and bank branches.

•

installment purchases, which provide customers with an option to purchase products and services from select merchants on an installment basis for which payments must be made in equal amounts over a fixed term ranging from two months to 36 months. Currently, the outstanding installment purchase balances generally accrue interest at the effective annual rates of approximately 10.9% to 21.8%.

•

card loans, which provide customers with generally unsecured loans. Payment must be made generally by (i) repaying principal and interest in equal amounts on an installment basis over a fixed term of two to 36 months, (ii) repaying the principal and interest amounts in full at maturity, or (iii) making interest-only payments during the initial grace period of typically three months and repaying the principal and interest amounts on a monthly installment basis over the remaining period of typically two to 24 months. Currently, the outstanding card loan balances generally accrue interest at the effective annual rates of approximately 7.6% to 26.9%. Delinquent credit card receivables can also be restructured into loans, which we classify as card loans, and these loans generally accrue interest at the effective annual rates of approximately 17.0% to 27.8% over a fixed term whose maximum is 60 months.

Shinhan Card derives revenues from annual membership fees paid by credit cardholders, interest charged on credit card balances, fees and interest charged on cash advances and card loans, interest charged on late and deferred payments and merchant fees paid by retail and service establishments. Merchant fees and interest on cash advances constitute the largest source of revenue.

The annual membership fees for credit cards vary depending on the type of credit card and the benefits offered thereunder. For its standard credit cards, Shinhan Card charges an annual membership fee ranging from (Won)2,000 to (Won)1,000,000 per credit card, depending on the type of the card and the cardholder profile. Annual membership fees for various affinity and co-branded cards vary from (Won)2,000 to (Won)1,000,000. Shinhan Card also charges cardholders’ fees charged by financial institutions for cash advances provided through each such financial institution’s ATMs.

Any accounts that are unpaid when due are deemed to be delinquent accounts, for which Shinhan Card levies a late charge in lieu of the interest rates applicable prior to default. The late charge bears interest ranging from 24.0% to a maximum rate of 29.9% per annum.

Merchant discount fees, which are processing fees Shinhan Card charges to the merchants, can be up to 4.5% of the purchased amount depending on the merchant used, with the average charge being 2.0% in 2011.

Although making payments on a revolving basis is more common in many other countries, this payment method is still in its early stages of development in Korea. Cardholders in Korea are generally required to repay their purchases within approximately 14 to 44 days of purchase depending on their payment cycle, except in the case of installment purchases where the repayment term is typically three to six months. Accounts that remain unpaid after this period are deemed to be delinquent, and Shinhan Card levies late charges on and closely monitors such accounts. For purchases made on an installment basis, Shinhan Card charges interest on unpaid amounts at rates that vary according the terms of repayment.

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

In addition to credit card services, Shinhan Card also offers check cards, which are similar to debit cards in the United States and many other countries, to its individual retail customers as well as corporate customers. A check card can be used at any of the merchants that accept credit cards issued by Shinhan Card and the amount charged to a check card is directly debited from the cardholder’s designated bank account. Check cards have a low risk of default and there are no procurement costs. Although Shinhan Card does not charge annual membership fees on check cards, merchants are charged fees on the amount purchased using check cards at a rate between 1.0% and 1.85%, depending on the type of business, which is lower than the corresponding fee charged for credit card use.

Credit Card Products

Shinhan Card offers a wide range of credit card products tailored for credit cardholders’ lives and to satisfy their preferences and needs. Credit card products offered by Shinhan Card include:

•	cards that provide additional benefits such as frequent flyer miles and reward program points that can be redeemed by the customer for complementary services, prices and cash;

•	gold cards, platinum cards and other preferential members’ cards, which have higher credit limits and provide additional services in return for higher annual membership fees;

•	cards with new features to preferred customers, such as revolving credit cards, travel services and insurance;

•	cards with fraud detection and security systems to prevent the misuse of credit cards and to encourage the use of credit cards over the Internet;

•	corporate and affinity cards that are issued to employees or members of particular companies or organizations; and

•	mobile phone cards allowing customers to conduct wireless credit card transactions with their mobile phones using 3G or more advanced technology.

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

	As of December 31,
	2010	2011
	(In thousands, except percentages)
Shinhan Card:
Number of credit card holders(1)	15,299	15,540
Personal accounts	15,183	15,424
Corporate accounts	116	116
Active ratio(2)	79.6%	81.5%
Number of merchants	2,552	2,669

Notes:

(1)	Represents the number of cardholders not subject to suspension or termination as of the relevant date.

(2)	Represents the ratio of accounts used at least once within the last six months to the total accounts as of year-end.

Installment Finance

Shinhan Card provides installment finance services to customers in connection with purchases of durable consumer goods such as new and used cars, appliances, computers and other home electronics products. Revenues from installment finance operations accounted for 2.4% of Shinhan Card’s total operating revenue in 2011. Shinhan Card pays the merchants when Shinhan Card’s customers purchase such goods, and the customers remit monthly installment payments to Shinhan Card over a number of months, generally up to 36 months (and, in the case of installment financings for automobile purchases, up to 72 months), as agreed with the customers. For installment finance products for new cars, Shinhan Card charges, in addition to interest, an initial financing fee of up to 6.9% of the purchase price, depending on the customer’s credit score, the installment period and installment amount. Shinhan Card has installment financing arrangements with over 10,000 merchants in Korea, including major car dealers, manufacturers and large retailers with nationwide networks, such as electronics goods stores.

Shinhan Card promptly processes installment financing applications and, based on the extensive credit information it possesses or can access, it is able to offer flexible installment payment terms tailored to individual needs of the customers. Shinhan Card also devotes significant efforts to develop and maintain its relationships with merchants, which are the most important source of referrals for installment finance customers. Shinhan Card has developed a system of prompt payments to merchants for goods purchased by the installment finance customers.

Auto Lease

Shinhan Card currently provides auto leasing financing to retail customers and corporations. Revenues from auto lease operations accounted for 1.2% of Shinhan Card’s total operating revenue in 2011.

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

As of December 31, 2011, according to internal data, Shinhan Investment’s annual market share of Korean equity brokerage market was 4.22% (consisting of 2.65% in the retail segment, 0.47% in the institutional segment and 1.30% in the international segment) in terms of total brokerage volume, ranking seventh among securities firms in Korea, excluding discount brokers such as Mirae Asset Securities and Kiwoom Securities. As of the same date, according to internal data, Shinhan Investment held the largest annual market shares in options brokerage segments and the second largest annual market shares in the Kospi200 futures of 8.36% and 6.03%, respectively, in terms of total brokerage volume with respect to these products, which we believe will enable Shinhan Investment to further solidify its market position in its futures trading and brokerage services as it expands these services.

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

•

brokerage services.    These services include brokerage of stocks, corporate bonds, futures and options provided to Shinhan Investment’s institutional and international customers and sale of institutional financial products. These services are currently supported by a team of 75 research analysts that specialize in equity, bonds and derivatives research.

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

With respect to investment banking services, Shinhan Investment provides such services through five divisions consisting of overseas equity capital markets, domestic equity capital markets, corporate finance, project finance and mergers and acquisitions, as well as four overseas service centers in Hong Kong, Shanghai, Tokyo and Ho Chi Minh City.

Life Insurance Services

We provide life insurance products and services primarily through Shinhan Life Insurance. Shinhan Life Insurance provides its services through diversified distribution channels consisting of financial planners, telemarketers, agency marketers and bancassurance specialists. As of the end of calendar years ended December 31, 2010 and December 31, 2011, Shinhan Life Insurance had total assets of (Won)11,975 billion and (Won)13,977 billion and net profits of (Won)213 billion and (Won)237 billion, respectively. During its calendar year 2011, among 23 life insurance companies in Korea, Shinhan Life Insurance ranked fourth in terms of net profit and sixth in terms of insurance premium received, principally due to increased sales of health insurance policies, stable asset portfolio management and prudent risk management. We expect the insurance premium received by Shinhan Life Insurance to increase as a result of growing demands for both investment and annuity products and potential synergy effects from cross-selling between Shinhan Life Insurance and our banking and other subsidiaries.

Asset Management Services

In addition to personalized wealth management services provided as part of our private banking and securities brokerage services, we also provide asset management services through Shinhan BNP Paribas Asset Management, a joint venture with BNP Paribas Investment Partners, of which we and BNP Paribas Investment Partners hold 65:35 interests, respectively. Shinhan BNP Paribas Asset Management was formed on January 1, 2009 through the merger of Shinhan BNP Paribas Investment Trust Management, our 50:50 joint venture with BNP Paribas Investment Partners, and SH Asset Management, our wholly-owned subsidiary, in order to streamline our asset management services capabilities. Shinhan BNP Paribas Asset Management ranked third among asset managers in Korea in terms of assets under management as of December 31, 2011, and provides a wide range of investment products, including traditional equity/fixed income funds as well as alternative investment products, to retail and institutional clients. As a joint venture with BNP Paribas Investment Partners, we believe Shinhan BNP Paribas Asset Management has significantly benefited from BNP Paribas’s global network of investment professionals and expertise in the asset management industry. As of December 31, 2011, Shinhan BNP Paribas Asset Management had assets under management amounting to approximately (Won)32.7 trillion. To a limited extent, Shinhan Investment also provides asset management services for discretionary accounts, see “— Securities Brokerage Services.”

In 2012, we expect the activity level in the asset management industry, including fund formation activities, to remain similar to 2011 due to uncertainties surrounding the domestic and international economy, with the exception of the discretionary investment market, which is expected to continue to grow due to expanded use of such services by large institutional investors, such as the National Pension Service.

Other Services

Through our other subsidiaries, we also provide leasing and equipment financing, regional banking and investment banking and advisory services.

Leasing and Equipment Financing

We provide leasing and equipment financing services to our corporate customers mainly through Shinhan Capital. Established as a leasing company in 1991, Shinhan Capital provides customers with leasing, installment financing and new technology financing, equipment leasing, and corporate credit financing. Shinhan Capital’s strength has traditionally been in leasing of ships, printing machines, automobiles and other specialty items, but also offers other leasing and financing services, such as corporate restructuring services for financially troubled companies and financing provided to real estate development projects and infrastructure investments, and corporate leasing and equipment financing.

Regional Banking Services

We provide regionally focused commercial banking services, primarily in Jeju Island of Korea, through a majority-owned banking subsidiary, Jeju Bank. Jeju Bank provides retail banking, corporate banking, treasury and trust account management services, and has a network of 38 branches as of December 31, 2011.

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

Our Distribution Network

We offer a wide range of financial services to retail and corporate customers through a variety of distribution networks and channels established by our subsidiaries. The following table presents the geographical distribution of our distribution network based on the branch offices and other distribution channels of our principal subsidiaries, as of December 31, 2011.

Distribution Channels in Korea

	Shinhan Bank	Jeju Bank	Shinhan Card(1)	Shinhan Investment	Shinhan Life Insurance	Total
Seoul metropolitan	420	2	9	55	68	554
Kyunggi province	213	—	7	15	25	260
Six major cities:	181	1	12	19	50	263
Incheon	60	—	2	3	13	78
Busan	42	1	3	6	15	67
Kwangju	14	—	2	2	6	24
Taegu	29	—	2	4	10	45
Ulsan	14	—	1	2	1	18
Taejon	22	—	2	2	5	31

Sub-total	814	3	28	89	143	1,077

Others	156	35	13	15	56	275

Total	970	38	41	104	199	1,352

Notes:

(1)	Includes 13 card sales branches, 10 collection branches and 14 combined operating branches.

Banking Service Channels

Our banking services are primarily provided through an extensive branch network, specializing in retail and corporate banking services, as complemented by self-service terminals and electronic banking, as well as an overseas services network.

As of December 31, 2011, Shinhan Bank’s branch network in Korea comprised of 970 service centers, consisting of 814 retail banking service centers, 49 corporate banking service centers primarily designed to serve large corporate customers and 107 hybrid banking branches designed to serve retail as well as small-business corporate customers. Shinhan Bank’s banking branches are designed to provide one-stop banking services tailored to their respective target customers.

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

Self-Service Terminals

In order to complement its banking branch network, Shinhan Bank maintains an extensive network of automated banking machines, which are located in branches and in unmanned outlets. These automated banking machines consist of ATMs, cash dispensers and passbook printers. As of December 31, 2011, Shinhan Bank had 432 cash dispensers and 7,188 ATMs. Shinhan Bank has actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. We believe that use of Shinhan Bank’s automated banking machines has increased in recent years. In 2011, automated banking machine transactions accounted for a substantial portion and a majority of total deposit and withdrawal transactions of Shinhan Bank in terms of the number of transactions and fee revenue generated, respectively.

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

Overseas Distribution Network

The table below sets forth Shinhan Bank’s overseas banking subsidiaries and branches as of December 31, 2011.

Business Unit	Location	Year Established or Acquired
Subsidiaries

Shinhan Asia Ltd.	Hong Kong SAR, China	1982
Shinhan Bank Europe GmbH	Germany	1994
Shinhan Bank America	New York, U.S.A.	2003
Shinhan Bank (China) Limited	Beijing, China	2008
Shinhan Khmer Bank Limited	Cambodia	2007
Shinhan Bank Kazakhstan Limited	Kazakhstan	2008
Shinhan Bank Canada	Toronto, Canada	2009
Shinhan Bank Japan(1)	Tokyo, Japan	2009
Shinhan Bank Vietnam Ltd.(2)	Ho Chi Minh City, Vietnam	2011

Branches

New York	U.S.A.	1989
Singapore	Singapore	1990
London	United Kingdom	1991
Mumbai	India	1996
Hong Kong	China	2006
New Delhi	India	2006
Vellore	India	2010

Representative Office

Mexico Representative Office	Mexico City, Mexico	2008
Uzbekistan Representative Office	Tashkent, Uzbekistan	2009

Notes:

(1)	While Shinhan Bank established the subsidiary in Japan in 2009, Shinhan Bank provided banking services in Japan through a branch structure since 1986.

(2)

On November 28, 2011, two of Shinhan Bank’s wholly-owned banking subsidiaries in Vietnam, Shinhan Vina and Shinhan Vietnam, merged to form Shinhan Bank Vietnam. Shinhan Vina, prior to its merger with Shinhan Vietnam, was a 50-50 joint venture established in 2000 between Shinhan Bank and Vietcombank, a state-owned bank of Vietnam. On November 11, 2011, Shinhan Bank acquired Vietcombank’s 50% interest in Shinhan Vina to facilitate the merger. Shinhan Vietnam was established in 2009. Shinhan Bank has been providing banking services in Vietnam through a branch structure since 1995.

Currently, our overseas subsidiaries and branches are primarily engaged in trade financing and local currency funding for Korean companies and Korean nationals in the overseas markets, as well as providing foreign exchange services in conjunction with Shinhan Bank’s headquarters. On a limited basis, these overseas branches and subsidiaries also engage in investment and trading of securities of foreign issuers. In the future, as part of our “globalization” efforts, we plan to expand our coverage of local customers in the overseas markets by providing a wider range of services in retail and corporate banking, and to that end, we have increasingly established subsidiaries in lieu of branches in select markets and most recently, merged two of our Vietnam banking subsidiaries in order to enhance our presence and enable a greater flexibility in our service offerings in these markets.

Credit Card Distribution Channels

Shinhan Card primarily uses three distribution channels to attract new credit card customers: (i) the banking and credit card branch network, (ii) sales agents, and (iii) business partnerships and affiliations with vendors.

The branch network for our credit card operations consisted of 970 branches as of December 31, 2011 of Shinhan Bank and 13 card sales branches, 10 debt collection branches and 14 combined operations branches (which includes card, installment and debt collection services) of Shinhan Card. The use of the established distribution network of Shinhan Bank is part of the groupwide cross-selling efforts of selling credit card products to existing banking customers. In 2011, the number of new cardholders acquired through our banking distribution network accounted for approximately 17.2% of the total number of new cardholders. We believe that the banking distribution network will continue to provide a stable and low-cost venue for acquiring high-quality credit cardholders.

The sales agents represented the most significant source of Shinhan Card’s new cardholders in 2011, and the number of new cardholders acquired through sales agents accounted for approximately 60.6% of the total number of Shinhan Card’s new cardholders in 2011. As of December 31, 2011, Shinhan Card had 7,447 sales agents, of which 6,408 were independent contractors and 1,039 were sales agents of Shinhan Card’s business partners and affiliates. These sales agents assist prospective customers with the application process and customer service. The compensation to these sales agents is tied to the transaction volume and the repayment patterns of the customers introduced by them, and we believe this system helps to minimize credit risk and enhance profitability.

As a way of acquiring new cardholders, Shinhan Card also has business partnership and affiliation arrangements with a number of vendors, including gas stations, major retailers, airlines and telecommunication and Internet service providers. Shinhan Card plans to continue to leverage its alliances with such vendors to attract new cardholders.

Securities Brokerage Distribution Channels

Our securities brokerage services are conducted principally through Shinhan Investment. As of December 31, 2011, Shinhan Investment had 105 service centers nationwide, and three overseas subsidiaries based in New York, London and Hong Kong to service our corporate customers.

Approximately 52% of our brokerage branches are located in the Seoul metropolitan area with a focus on attracting high net worth individual customers as well as enhancing synergy with our retail and corporate banking branch network. We plan to continue to explore new business opportunities, particularly in the corporate customer segment, through further cooperation between Shinhan Investment and Shinhan Bank.

Insurance Sales and Distribution Channels

We sell and provide our insurance services primarily through Shinhan Life Insurance. Shinhan Life Insurance, in addition to distributing bancassurance products through our bank branches, also distributes a wide range of life insurance products through its own branch network, an agency network of financial planners and telemarketers, as well as through the Internet. As of December 31, 2011, Shinhan Life Insurance had 199 branches and ten customer support centers. These branches are staffed by financial planners, telemarketers, agent marketers and bancassurance to meet the various needs of our insurance and lending customers. Our groupwide customer support centers arrange for policy loans (namely loans secured by the cash surrender value of the underlying insurance policy) for our insurance customers and, to a limited extent, other loans to other customers, and also handle insurance payments.

Information Technology

We dedicate substantial resources to maintaining a sophisticated information technology system to support our operations management and provide high quality customer service. In order to maximize synergy among our subsidiaries, we are currently continuing to build and implement a single groupwide enterprise information technology system known as “enterprise data warehouse”. The enterprise data warehouse, which is being continuously upgraded, serves as the foundation to our enhanced customer relations management capabilities, our risk management system as well as our new data processing center currently under development for target completion by the end of 2014. Since October 2009, we have operated our information and technology system at a groupwide level (rather than the previous subsidiary-specific level) based on a comprehensive groupwide information collection and processing.

In addition, we are currently continuing to upgrade the information technology systems for each of our subsidiaries to enhance the quality of our customer service specific to such subsidiary. We have completed the implementation of improved systems for Shinhan Life Insurance in November 2008 and Shinhan Investment in August 2009, and completed the IT integration for LG Card and former Shinhan Card in August 2008. With respect to Shinhan Bank, we are continually developing its information technology system to provide high quality customer service by upgrading its Internet and mobile banking services, including developing a system which is compatible with smart phones and tablet PCs. In addition, we are continuing to upgrade the information technology systems of Shinhan Bank’s subsidiaries, on a global basis, to enhance the quality of the customer service specific to each such subsidiary, including the AITHER System, which has been implemented in Shinhan Bank’s subsidiaries in Japan, China, the United States, Canada and Europe.

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

During 2010, our information technology initiatives included installing a financial reporting system to comply with IFRS standards, which commenced on January 1, 2011, and is currently monitored to ensure stable operation. Since July 2011, we have operated a groupwide security control tower to enhance the security features of our information management systems on a groupwide level. In addition, in September 2011, we obtained for us and each of our subsidiaries the ISO 27001 certification, which certifies that we meet the international security standards for information management. Our current information technology initiatives include improving our groupwide security management system to further ensure secure financial transactions for our customers. Although we believe our ISO27001 certified security management system is one of the most sophisticated in the industry, we are continuously upgrading our groupwide security monitoring system in order to preempt and counter evolving external cyber invasions such as “distributed denial of service”, or DDoS, attacks and security breaches such as that recently experienced by Nonghyup Bank. Since 2008, our efforts to improve our information technology security capabilities on a groupwide level include upgrading our security guidelines, establishing an information technology security center, which includes a security help desk open 24 hours, seven days a week, creating a team dedicated to responding to security breaches, increasing investment in our security management system and strengthening our team of security experts. We plan to implement such upgrades in each of our business segments.

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

In the banking sector, Shinhan Bank competes principally with other national commercial banks in Korea, but also faces competition from a number of additional banking institutions, including branches and subsidiaries of foreign banks operating in Korea, regional banks, government-owned development banks and Korea’s specialized banks, such as Korea Development Bank, the Industrial Bank of Korea and the National Association

of Agriculture and Fisheries, as well as various other types of financial service providers, including savings institutions (such as mutual savings and finance companies, credit unions and credit cooperatives), investment companies (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. As of December 31, 2011, Korea had seven major nationwide domestic commercial banks (including Citibank and Standard Chartered Bank, both of which are domestic commercial banks acquired by global financial institutions), six regional commercial banks and branches and subsidiaries of 38 foreign banks. We believe that foreign financial institutions, many of which have greater experiences and resources than we do, will continue to enter the Korean market and compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions.

In the small- and medium-sized enterprise and retail banking segments, which have been Shinhan Bank’s traditional core businesses, competition is expected to increase further, although in a more limited fashion compared to that prior to the recent global financial crisis. Prior to the crisis, most Korean banks, including Shinhan Bank, focused on enlarging their assets through aggressive loan growth from small- and medium-sized enterprises and retail customers and, to a lesser extent, from large corporate borrowers, while developing fee income businesses, including bancassurance and investment products, as complementary sources of revenue. Following the crisis, the Korean banks, including Shinhan Bank, are increasingly focusing on stable asset growth based on quality credit, such as corporate borrowers with high credit ratings, loans to small- and medium-sized and SOHO customers with high levels of collateralization, and mortgage and home equity loans within the limits of the prescribed loan-to-value ratios and debt-to-income ratios, while reducing their credit exposure to small- and medium-sized enterprises. This shift in focus toward stable growth based on less risky assets is likely to result in lower net interest margin and reduced overall profitability, especially as the banks compete for the same pool of quality credit by engaging in price competition or by other means. Shinhan Bank has traditionally focused, and will continue to focus on, enhancing profitability rather than increasing asset size or market share, and has avoided, to the extent practicable, engaging in price competition by way of lowering lending rates. Therefore, if competing financial institutions seek to expand market share by lowering their lending rates, Shinhan Bank may suffer customer loss, especially among customers who select their lenders principally on the basis of lending rates. In response thereto or for other strategic reasons, Shinhan Bank may subsequently lower their lending rates to stay competitive, which could lead to a decrease in its net interest margins and outweigh any positive impact on the net interest margin from a general rise in market interest rates. Any future decline in Shinhan Bank’s customer base or its net interest margins could have an adverse effect on its results of operations and financial condition.

In the credit card sector, Shinhan Card competes principally with existing “monoline” credit card companies, credit card divisions of commercial banks, consumer finance companies, other financial institutions and, recently, credit card service providers allied with mobile telecommunications service providers in Korea. Competition has been historically intense in this sector and the market has shown signs of saturation as existing and new credit card service providers, such as credit card companies spun off from KB Financial Group, made significant investments and engaged in aggressive marketing campaigns and promotions to acquire new customers and target customers with high credit quality. While competition has subsided somewhat recently due to stricter government regulations, such as curbs on excessive marketing expenses, competition remains intense and credit card issuers may continue to compete with Shinhan Card for customers by offering lower interest rates and fees, higher credit limits, more attractive promotions and incentives and alternative products such as phone cards, gift cards and low-interest consumer loan products. As a result, Shinhan Card may lose customers or service opportunities to competing credit card issuers and/or incur higher marketing expenses. In addition, recent Government regulations mandating lower merchant fees chargeable to small- and medium-sized businesses are likely to reduce the revenues of credit card companies, including Shinhan Card. Customer attrition, together with any further lowering of fees or reduction in base and market interest rates and/or additional expenses from more extensive marketing and promotional campaigns that Shinhan Card might implement to acquire and retain customers, could reduce its revenues and earnings. Furthermore, the average credit quality of Shinhan Card’s customers may decline if customers with higher credit quality borrow from Shinhan Card’s competitors rather than from Shinhan Card.

In other financial services sectors, our other subsidiaries also compete in highly fragmented markets. Some of our competitors, particularly the major global financial institutions, have greater experience and resources than we do.

Consolidation among our rival institutions may also add competition in the markets in which we and our subsidiaries conduct business. The Korean banking industry may undergo further consolidation either voluntarily or as part of government-led initiatives. Some of the financial institutions resulting from these developments may, by virtue of their increased size, expanded business scope and more efficient operations, provide greater competition for us. For example, currently the Government is reportedly taking steps to privatize Korea Development Bank, one of the Government’s key policy banks, through an initial public offering and in January 2010, the Government announced its intent to sell its controlling stake in Woori Financial Group, one of the top three financial holding companies in Korea in terms of assets as of December 31, 2011 with a similarly ranked banking operation. If Woori Financial Group were to be acquired by a rival bank or financial holding company, the consolidated entity will have a greater scale of operations, including a larger customer base, and financial resources than us, which may hurt our ability to compete effectively. In addition, in February 2012, Hana Financial Group, which owns and operates Hana Bank, one of the major commercial banks in Korea, received the regulatory approval to acquire a controlling equity interest in Korea Exchange Bank, another major commercial bank in Korea, from Lone Star Funds, and it is expected that Korea Exchange Bank will eventually merge into Hana Bank. In March 2012, the National Agricultural Cooperative Federation, another policy bank of the Government, was reorganized into a holding company structure pursuant to which several of its financial business units were spun off into separate subsidiaries, including banking, life insurance and non-life insurance units. Any of these developments may place us at a competitive disadvantage and outweigh any potential benefit to us in the form of opportunities to acquire new customers who are displeased with the level of services at the newly reorganized entities or to provide credit facilities to corporate customers who wish to maintain relationships with a wide range of banks in order to diversify their sources of funding.

As the Korean economy further develops and new business opportunities arise, more competitors may enter the financial services industry. Recently, banks are beginning to compete for new customers and it is likely that competition between bank-operated credit card companies and independent card companies will increase substantially. For example, in 2009, Hana SK Card was launched through a partnership between Hana Financial Group Inc. and SK Telecom. In addition, BC Card has recently become a subsidiary of KT Group while the KDB Group and Korea Post have recently announced their intentions to enter the credit card industry. Furthermore, large non-financial institutions, such as mobile telecommunications companies, have also been reported to be considering entry into the Korean credit card and consumer finance businesses, by way of convergence with the existing and future mobile telephone networks. Both SK Telecom and Korea Telecom have begun to actively provide mobile phone payment services using advanced mobile phone technology. As these two companies are the two largest telecommunications service providers in Korea serving a substantial majority of the Korean population, a widespread consumer acceptance of mobile phone payment services in lieu of credit card services could pose a serious competitive threat to the existing credit card service providers, including our credit card subsidiary.

Competition in the Korean financial services industry may also intensify as a result of deregulation. For example, the Financial Investment Services and Capital Markets Act, which became effective in February 2009, promotes integration and rationalization of the Korean capital markets and financial investment products industry by permitting a wider range of financial services providers to engage in a broader sphere of financial activities, including depositary services, and has, to a significant extent, removed the regulatory barriers between securities brokerage, asset management, derivative financial services and trust services in favor of creating financial investment companies that may engage in all of the foregoing activities. Accordingly, the Financial Investment Services and Capital Markets Act enables the creation of large financial institutions that can offer both commercial and investment banking services modeled after the major global financial institutions based in the United States and Europe. In addition, in 2008, the Korean legislature proposed an amendment to the Bank Act, which would permit certain qualified entities to provide online banking services as their primary business without being required to establish a branch network. Such amendment, if passed, may further intensify competition in the Korean banking industry. Recently, in light of the recent global financial crisis, the

Government has subjected Korean financial institutions to stricter regulatory requirements and guidelines in areas of asset quality, capital adequacy, liquidity and residential and other lending practices, which has had a dampening effect on competition. However, there is no assurance that these measures will continue to curb competition or that the Government will not reverse or reduce such measures or introduce other deregulatory measures, which may further intensify competition.

If we are unable to compete effectively in the changing business and regulatory environment, our profit margin and market share may erode and our future growth opportunities may become limited, which could adversely affect our business, results of operations and financial condition. See “Item 3.D. Risk Factors — Risks Relating to Our Overall Business — Competition in the Korean financial services industry is intense, and may further intensify as a result of further deregulation” and “Item 4.B. Business Overview — Supervision and Regulation — Financial Investment Services and Capital Markets Act.”

Description of Assets and Liabilities

Loans

As of December 31, 2011, our total gross loan portfolio was (Won)195,055 billion, which represented an increase of 5.86% from (Won)184,249 billion at December 31, 2010. The increase in our portfolio primarily reflects a 2.8% increase in commercial loans and a 10.8% increase in mortgages and home equity loans.

Loan Types

The following table presents our loans by type for the periods indicated. Except where specified otherwise, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2010		2011
	(In billions of Won)
Corporate
Corporate loans(1)	(Won)	95,835	(Won)	98,598
Public and other(2)		2,771		4,930
Loans to banks(3)		1,467		2,557
Lease financing		1,555		1,639

Total — Corporate		101,628		107,724

Retail
Mortgages and home equity		40,073		44,399
Other retail(4)		24,901		25,052

Total — Retail		64,974		69,451

Credit cards		17,647		17,880

Total loans(5)	(Won)	184,249	(Won)	195,055

Notes:

(1)	Consists primarily of working capital loans, general purpose loans, bills purchased and trade-related notes and excludes loans to public institutions and commercial banks.

(2)	Consists of working capital loans and loan facilities to public institutions and non-profit organizations.

(3)	Consists of interbank loans and call loans.

(4)	Consists of general unsecured loans and loans secured by collateral other than housing to retail customers.

(5)	As of December 31, 2010 and 2011, approximately 89.25% and 88.76% of our total gross loans, respectively, were Won-denominated.

Loan Portfolio

The total exposure of us or our banking subsidiaries to any single borrower and exposure to any single group of companies belonging to the same conglomerate is limited by law to 20% and 25%, respectively, of the Net Total Equity Capital (as defined in “— Supervision and Regulation”).

Twenty Largest Exposures by Borrower

As of December 31, 2011, our 20 largest exposures, consisting of loans, securities and guarantees and acceptances, totaled (Won)43,769 billion and accounted for 17.8% of our total exposures. The following table sets forth our total exposures to these top 20 borrowers as of December 31, 2011.

	Loans in Won Currency		Loans in Foreign Currency		Securities		Guarantees and Acceptances		Total Exposure		Impaired Loans and Guarantees and Acceptances
	(In billions of Won)
Ministry of Strategy and Finance	(Won)	—	(Won)	—	(Won)	8,029	(Won)	—	(Won)	8,029	(Won)	—
The Bank of Korea		780		—		4,836		—		5,616		—
Korea Deposit Insurance Corporation		1,982		—		2,067		—		4,049		—
Industrial Bank of Korea		537		88		2,906		—		3,530		—
Hyundai Heavy Industries Co., Ltd.		2		176		365		2,526		3,069		—
Korea Development Bank		17		—		2,257		—		2,274		—
Korea Land & Housing Corporation		—		—		2,059		—		2,059		—
Korea Finance Corporation		—		—		1,838		—		1,838		—
Hana Bank		13		15		1,393		—		1,421		—
Samsung Heavy Industries Co., Ltd.		—		—		—		1,351		1,352		—
Hyundai Samho Heavy Industries Co., Ltd.		—		27		10		1,200		1,237		—
Woori Bank		59		88		1,036		6		1,188		—
Songdo Cosmopolitan City Development Inc.		975		—		211		—		1,186		—
Kookmin Bank		79		53		973		3		1,108		—
SH Corporation		190		—		896		—		1,086		—
National Agricultural Cooperative Federation		58		3		937		3		1,000		—
POSCO		11		37		899		45		992		—
Samsung Electronics Co., Ltd.		—		956		12		—		968		—
The Export-Import Bank of Korea		—		—		892		—		892		—
Korea Electric Power Corporation		2		—		864		9		875		—

Total	(Won)	4,704	(Won)	1,443	(Won)	32,479	(Won)	5,144	(Won)	43,769	(Won)	—

Exposure to Main Debtor Groups

As of December 31, 2011, 13.7% of our total exposure was to the 36 main debtor groups, which are largely comprised of chaebols. The following table shows, as of December 31, 2011, our total exposures to the ten main debtor groups to which we have the largest exposure.

Main Debtor Groups	Loans in Won Currency		Loans in Foreign Currency		Securities		Guarantees and Acceptances		Others		Total Exposure		Amounts of Impaired Loans and Guarantees and Acceptances
	(In billions of Won)
Hyundai Heavy Industries	(Won)	102	(Won)	257	(Won)	429	(Won)	4,286	(Won)	—	(Won)	5,074	(Won)	—
Samsung		215		1,247		849		1,900		—		4,212		—
Hyundai Motors		1,216		1,342		680		457		—		3,695		—
SK		497		462		644		1,088		—		2,691		—
LG		1,441		328		239		154		—		2,162		—
POSCO		236		221		950		346		7		1,760		—
Lotte		556		97		500		180		1		1,334		—
GS		345		256		229		467		—		1,297		—
LS		256		327		112		271		—		968		—
Hanwha		379		197		81		109		—		767		—

Total	(Won)	5,245	(Won)	4,735	(Won)	4,713	(Won)	9,258	(Won)	8	(Won)	23,959	(Won)	—

Loan Concentration by Industry

The following table shows the aggregate balance of our corporate loans by industry concentration as of December 31, 2011.

Industry	Aggregate Loan Balance		Percentage of Total Corporate Loan Balance
	(In billions of Won)		(Percentages)
Manufacturing	(Won)	34,241	31.79%
Retail and wholesale		13,511	12.54
Real estate, leasing and service		17,097	15.87
Construction		4,883	4.53
Hotel and leisure		4,101	3.81
Finance and insurance		7,687	7.14
Transportation, storage and communication		5,735	5.32
Other service		11,174	10.37
Other		9,295	8.63

Total	(Won)	107,724	100.00%

Maturity Analysis

The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio as of December 31, 2011. The amounts below are before deduction of attributable loan loss reserves.

	As of December 31, 2011
	1 Year or Less		Over 1 Year but Not More Than 5 Years		Over 5 Years		Total
	(In billions of Won)
Corporate:
Corporate loans	(Won)	74,320	(Won)	19,871	(Won)	4,407	(Won)	98,598
Public and other		3,875		926		129		4,930
Loans to banks		1,803		626		128		2,557
Lease financing		602		923		114		1,639

Total corporate	(Won)	80,600	(Won)	22,346	(Won)	4,778	(Won)	107,724

Retail:
Mortgage and home equity	(Won)	8,688	(Won)	10,990	(Won)	24,721	(Won)	44,399
Other retail		19,999		3,376		1,677		25,052

Total retail	(Won)	28,687	(Won)	14,366	(Won)	26,398	(Won)	69,451

Credit cards	(Won)	16,472	(Won)	1,116	(Won)	292	(Won)	17,880

Total domestic loans	(Won)	125,759	(Won)	37,828	(Won)	31,468	(Won)	195,055

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

Interest Rate Sensitivity

The following table shows our loans by interest rate sensitivity as of December 31, 2011.

	As of December 31, 2011
	Due Within 1 Year		Due After 1 Year		Total
	(In billions of Won)
Fixed rate loans(1)	(Won)	55,030	(Won)	18,286	(Won)	73,316
Variable rate loans(2)		68,184		53,555		121,739

Total gross loans	(Won)	123,214	(Won)	71,841	(Won)	195,055

Notes:

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term of the loan.

(2)	Variable or adjustable rate loans are for which the interest rate is not fixed for the entire term of the loan.

For additional information regarding our management of interest rate risk, see “— Risk Management.”

Nonaccrual Loans and Past Due Accruing Loans

Except in the case of repurchased loans, we generally recognize interest income on nonaccrual loans using the rate of interest used to discount the future cash flows of such loans for the purpose of measuring impairment loss. Generally, we discontinue accruing of interest on loans (other than repurchased loans) when payment of interest and/or principal becomes past due by 90 days. Loans (other than repurchased loans) are not reclassified as accruing until interest and principal payments are brought current.

We generally do not request borrowers to make immediate repayment of the whole outstanding principal balances and related accrued interest on loans whose interest payments are past due for one to 14 days in case of commercial loans and one to 30 days in case of retail loans.

Interest foregone is the interest due on nonaccrual loans that has not been accrued in our books of account. In 2010, and 2011 we would have recorded gross interest income of (Won)145 billion and (Won)131 billion, respectively, on loans accounted for on a nonaccrual basis throughout the respective years, or since origination for loans held for part of the year, had the loans been current with respect to their original contractual terms. The amount of interest income on those loans that was included in our net income in 2010 and 2011 were (Won)52 billion and (Won)66 billion, respectively.

The following table shows, at the dates indicated, the amount of loans that are placed on a nonaccrual basis and accruing loans which are past due one day or more. The term “accruing but past due one day” includes loans which are still accruing interest but on which principal or interest payments are contractually past due one day or more. We continue to accrue interest on loans where the total amount of loan outstanding, including accrued interest, is fully secured by cash on deposits.

	As of December 31,
	2010		2011
	(In billions of Won)
Loans accounted for on a nonaccrual basis
Corporate	(Won)	1,813	(Won)	1,621
Retail		155		239
Credit cards		155		152
Sub-total		2,123		2,012
Accruing loans which are contractually past due one day or more as to principal or interest
Corporate(1)		263		224
Retail(2)		369		482
Credit cards		432		576
Sub-total		1,064		1,282
Total	(Won)	3,187	(Won)	3,294

Notes:

(1)	Includes accruing loans which are contractually past due 90 days or more in the amount of (Won)64 billion and (Won)60 billion that are corporate loans as of December 31, 2010 and 2011, respectively.

(2)	Includes accruing loans which are contractually past due 90 days or more in the amount of (Won)18 billion and (Won)16 billion that are retail loans as of December 31, 2010 and 2011, respectively.

Troubled Debt Restructurings

The following table presents, at the dates indicated, our loans which are “troubled debt restructurings” as defined under IFRS. These loans mainly consist of corporate loans that have been restructured through the process of workout, court receivership and composition. See “— Credit Exposures to Companies in Workout, Court Receivership and Composition.” These loans accrue interest at rates lower than the original contractual terms, or involve the extension of the original contractual maturity as a result of a variation of terms upon restructuring.

	As of December 31,
	2010		2011
	(In billions of Won)
Loans classified as “troubled debt restructurings” (excluding nonaccrual and past due loans)(1)	(Won)	193	(Won)	75

Note:

(1)

The total amount of loans classified as “troubled debt restructurings,” including nonaccrual and past due loans, amounted to (Won)1,275 billion and (Won)1,009 billion for the year ended December 31, 2010 and 2011, respectively.

For the year ended December 31, 2010 and 2011, interest income that would have been recorded under the original contract terms of restructured loans amounted to (Won)69 billion and (Won)42 billion, respectively, out of which (Won)31 billion and (Won)14 billion was reflected as our interest income, respectively.

The following table presents a breakdown of the outstanding balance and specific allowance for loan losses as of December 31, 2011 of corporate loans classified as “troubled debt restructurings” under IFRS by the type of restructuring to which such loans are subject. The table provides a breakdown of the total amount of “troubled debt restructurings” (including nonaccrual and past due loans) for purposes of enhanced disclosure.

	As of December 31,
	2010		2011
	Outstanding balance		Allowance		Outstanding balance		Allowance
	(In billions of Won)
Corporate loans classified as “troubled debt restructurings”(1):
Workout	(Won)	1,201	(Won)	651	(Won)	752	(Won)	351
Composition		73		31		250		38
Court receivership		—		—		—		—
Others(2)		1		1		7		5

Total	(Won)	1,275	(Won)	683	(Won)	1,009	(Won)	394

Notes:

(1)	Includes nonaccrual and past due loans.

(2)	Principally consists of loans subject to corporate turnaround or corporate reorganization pursuant to the Debtor Rehabilitation and Bankruptcy Act (also known as the Consolidated Insolvency Act).

With respect to the retail loans (including nonaccrual and past due loans) subject to workouts under the “pre-workout program” for retail borrowers (which loans are not part of the aforementioned corporate loans and therefore not included in the table above), the outstanding loan balance and specific allowance for loan losses amounted to (Won)70 billion and (Won)5.8 billion, respectively, as of December 31, 2010 and (Won)68 billion and (Won)5.4 billion, respectively, as of December 31, 2011. For more information on the “pre-workout program,” see “— Credit Exposures to Companies in Workout, Court Receivership or Composition — Credit Rehabilitation Programs for Delinquent Consumer and Small- and Medium-sized Enterprise Borrowers.”

As of December 31, 2010 and 2011, the amount of restructured loans that are considered impaired and classified as nonaccrual pursuant to our general interest accrual policy as described below was (Won)1,082 billion and (Won)934 billion, respectively. In 2010 and 2011, the charge-off on restructured loans amounted to (Won)261 billion and (Won)259 billion, respectively, of which (Won)49 billion and (Won)46 billion, respectively, were related to loans converted into equity securities as part of restructuring.

Credit Exposures to Companies in Workout, Court Receivership or Composition

Our credit exposures to restructuring are managed and collected by our Corporate Credit Collection Department. As of December 31, 2011, 0.5% of our total loans, or (Won)1,009 billion (of which (Won)934 billion was classified as nonaccrual and (Won)75 billion was classified as accruing), was under restructuring. Restructuring of our credit exposures principally takes the legal form of workout, court receivership or composition.

Workout

Under the Corporate Restructuring Promotion Act, which was in effect from August 2007 to April 29, 2011, and became reinstated on May 19, 2011 to remain effective until December 31, 2013, all creditors to borrowers that are financial institutions are required to participate in a creditors’ committee. The Corporate Restructuring Promotion Act is mandatorily applicable to a wide range of financial institutions in Korea, which include commercial banks, insurance companies, asset management companies, securities companies, merchant banks, the Korea Deposit Insurance Corporation and the Korea Asset Management Corporation. Under this act, the approval of financial institution creditors holding not less than 75% of the total debt outstanding of a borrower is required for such borrower’s restructuring plan, including debt restructuring and provision of additional funds, which plan is binding on all the financial institution creditors of the borrower, provided that any financial institution creditor that disagrees with the final restructuring plan approved by the creditors’ committee has the right to request the creditors’ committee to purchase its claims at a mutually agreed price. In the event that the creditors’ committee and the dissenting financial institution creditor fail to come to an agreement, a mediation committee consisting of seven experts is set up to resolve the matter. There is a risk that these procedures may require us to participate in a plan we do not agree with or may require us to sell our claims at prices that we do not believe are adequate. With respect to any workout for which the lead creditor bank calls for a meeting of the creditors’ committee while the old Corporate Restructuring Promotion Act was still effective, the procedures applicable to such creditors’ committee and the related workout remain subject to the Corporate Restructuring Promotion Act until the suspension or conclusion of such workout, provided that such workout becomes subject to the procedures under the reinstated Corporate Restructuring Promotion Act as of its effective date, as opposed to the old Corporate Restructuring Promotion Act, even if such workout began while the old law was in effect. Under the reinstated Corporate Restructuring Promotion Act, if any of our borrowers becomes subject to corporate restructuring procedures, we may be forced to (i) restructure our credits pursuant to restructuring plans approved by other creditor financial institutions holding 75% or more of the total outstanding debt (and 75% or more of the total outstanding secured debt, if the restructuring plan includes the restructuring of existing secured debt) of the borrower or (ii) dispose of our credits to other creditors on unfavorable terms. This law will remain effective until December 31, 2013.

The total loan amount currently undergoing workout as of December 31, 2011 was (Won)752 billion.

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

As of December 31, 2011, the total loan amount subject to composition proceedings was (Won)250 billion. No loan amount was subject to court receivership.

Loans in the process of workout, court receivership or composition are reported as nonaccrual loans on our statements of financial position as described in “— Nonaccrual Loans and Past Due Accruing Loans” above since generally, they are past due by more than 90 days and interest does not accrue on such loans. Restructured loans that meet the definition of a troubled debt restructuring are included within “— Troubled Debt Restructurings” described above. Such restructured loans are disclosed as either loans or securities on our statements of financial position depending on the type of instrument we receive after the restructuring.

Credit Rehabilitation Programs for Delinquent Consumer and Small- and Medium-sized Enterprise Borrowers

In light of the gradual increase in delinquencies in credit card and other consumer credit, the Korean government has implemented a number of measures intended to support the rehabilitation of the credit of delinquent consumer borrowers. These measures may affect the amount and timing of our collections and recoveries on our delinquent consumer credits.

Under the Debtor Rehabilitation and Bankruptcy Act, which took effect in 2006, a qualified individual debtor with outstanding debts in an aggregate amount not exceeding threshold amounts of (Won)500 million of unsecured debt and/or (Won)1 billion of secured debt may restructure his or her debts through a court-supervised debt restructuring that is binding on creditors.

On September 2, 2008, in order to support consumer borrowers with low credit scores, the Financial Services Commission established the Credit Rehabilitation Fund to purchase from creditors the loans of such borrowers that are in default and to provide guarantees so that such loans may be refinanced at lower rates. The Credit Rehabilitation Fund provides support to (i) individuals with low credit scores who are in default on loans not exceeding (Won)30 million in principal amount in the aggregate (which requirement will be waived for individuals who are “basic living welfare recipients”) for a period of three months or more and (ii) individuals with low credit scores ranging from category 7 to 10 who are in default on loans not exceeding (Won)30 million in principal amount in the aggregate (which requirement will be waived for individuals who are basic living welfare recipients) and the interest rate of which is 20% or more. We did not sell any loans to the Credit Rehabilitation Fund in 2011.

In October 2008, the Financial Supervisory Service requested Korean banks, including us, to establish a “fast track” program to provide liquidity assistance to small- and medium-sized enterprises on an expedited basis. Under the fast track program we established, which is effective through the end of 2012, we provide liquidity assistance to small- and medium-sized enterprise borrowers applying for such assistance, in the form of new short-term loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval by us.

In March 2009, the Financial Services Commission requested Korean banks, including us, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with short-term outstanding debt. The pre-workout program is expected to be in operation from April 2009 to April 2013. Our pre-workout program is generally available to retail borrowers meeting all of the following requirements: (i) borrowings from at least two financial institutions not exceeding (Won)500 million in the aggregate; (ii) payment default of more than 30 days but less than 90 days; (iii) all borrowings newly made within six months prior to the application for the pre-workout program not to exceed 30% of the applicant’s total outstanding borrowings; (iv) the annual aggregate amount of principal and interest payment obligations being 30% or more of the borrower’s annual income; (v) assets in possession of less than (Won)600 million as calculated by the National Tax Service; and (vi) a person deemed by the pre-workout committee to be impaired in his or her ability to repay without a pre-workout arrangement due to layoff, unemployment, business closure, disaster or earnings loss. Retail borrowers who fail any of these requirements, have previously participated in the pre-workout program or have lost eligibility in the course of participating in a previous pre-workout program are ineligible to participate in the pre-workout program.

Once a borrower is deemed to be eligible to participate in the pre-workout program, we promptly sell the collateral underlying such borrower’s secured loans to mitigate our losses, and we may restructure such borrower’s unsecured loans (regardless of their type) as follows:

•

Extension of maturity: Based on considerations of the type of loan, the total loan amount, the repayment amount and the probability of repayment, the maturity of the loan may be extended by up to 10 years.

•

Interest rate adjustment. The interest rate of the loan may be adjusted to 70% of the original interest rate or 5% per annum, whichever is higher; provided that if the original interest rate is less than 5% per annum, no adjustment applies. The adjusted interest rate applies to the principal amount following any adjustment thereto as part of the pre-workout program, and no interest accrues on the interest already accrued or fees payable.

•

Debt forgiveness: Debt forgiveness under the pre-workout program is limited to (i) the default interest accrued prior to the application for the pre-workout program and (ii) the regular and default interest accrued following such application but before the approval of the program.

•

Deferral: If the foregoing three measures are deemed to be insufficient in terms of providing meaningful assistance to a qualifying borrower due to layoff, unemployment, business closure, disaster or earnings loss, loan repayment may be deferred for a maximum of one year, provided that the pre-workout committee may extend such deferral period upon the borrower’s application which can be made at a one-month interval. The deferral period is not counted toward the repayment period, and interest accrues at 3% per annum during the deferral period.

In 2010 and 2011, loans in the aggregate amounts of (Won)7 billion and (Won)7 billion were modified under Shinhan Bank’s pre-workout program, respectively. All such modified loans became beneficiaries of maturity extension and interest rate reductions, while a substantially limited portion of such loans also became beneficiaries of debt forgiveness and deferral.

Loan Modification Programs for Loans Under Restructuring

We generally offer the following types of concessions in relation to restructured loans: reduction of interest rate, forgiveness of overdue interest, extension of the term for repayment of principal, conversion of debt into equity or the combination of the foregoing. The nature and degree of such concessions vary depending on, among other things, the creditworthiness of the borrower, the size of loans being restructured, the existing terms of the loans and other factors deemed relevant by the relevant creditors’ committee. We generally do not restructure an existing loan into multiple new loans (for example, an A Note/B Note structure).

The following table presents a breakdown of the gross amount of loans under restructuring as of December 31, 2010 and 2011 by our loan modification programs, as further categorized according to the loan category and performing versus nonperforming status.

	2010
Modification Programs	Nonperforming		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest:	(Won)	20	(Won)	177	(Won)	197
Reduction of interest rate:		155		241		396
Forgiveness of principal:		—		—		—
Equity conversion:		15		10		25
Additional lending(1):		3		233		236
Others(2):		51		370		421

Total:	(Won)	244	(Won)	1,031	(Won)	1,275

	2011
Modification Programs	Nonperforming		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest:	(Won)	43	(Won)	340	(Won)	383
Reduction of interest rate:		40		213		253
Forgiveness of principal:		—		1		1
Equity conversion:		—		46		46
Additional lending(1):		1		97		98
Others(2):		63		165		228

Total:	(Won)	147	(Won)	862	(Won)	1,009

Notes:

(1)	Represents additional loans provided to the borrower at favorable terms as part of the restructuring package, which may include extension of the due date or reduction of interest rate, among others.

(2)

Principally consists of restructured loans whose restructuring terms were not determined as of December 31, 2011. A loan is deemed to be subject to restructuring upon the commencement of the composition or court receivership proceedings or when the relevant creditors’ committee or our credit officer determines that the borrower will be subject to workout, and in many cases the restructuring terms for such loans are not determined at the time such loans are deemed to be subject to restructuring.

Debt-to-equity Conversion

We distinguish between loans that we consider to be collectible under modified terms and loans that we consider to be uncollectible regardless of any modification of terms. With respect to a loan that we consider to be uncollectible regardless of any modification of terms, we convert a portion of such loan into equity securities following negotiation with the borrower and charge off the remainder of such loan as further described below. The equity securities so converted are recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable. In 2011, we converted into equity securities restructured loans amounting to (Won)67 billion, of which (Won)21 billion was subsequently treated as charge-off and (Won)46 billion was treated as the new cost basis of the equity securities.

Debt-to-equity conversion has two primary benefits. One, the debt-to-equity conversion reduces the amount of loans and related interest expenses of the borrower, resulting in lesser debt burden and greater liquidity for the borrower, a greater likelihood of its exit from restructuring and the repayment of its obligations to us. Two, in the case of a successful turnaround of the borrower, we are entitled to the upside gains from the increase in the value of the equity securities so converted. Notwithstanding these benefits, however, the resulting impact from the debt-to-equity conversion on our interest income is generally not material as the loans being converted as part of restructuring are generally deemed to be uncollectible regardless any modification of terms. As for the impact on our asset classification, we generally apply the same asset classification standards to both non-restructured and restructured loans. As for restructured loans, we also consider additional factors such as the borrower’s adherence to its business plans and execution of the self-help measures, among others, to the extent applicable. In consideration of such criteria, we generally classify loans subject to workout as “precautionary”. For a general discussion of our loan classifications, see “— Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

Evaluation of Loan Modification Programs

We currently do not conduct a systematic or quantitative evaluation of the success of any particular concession by type, whether historically, relative to each other or relative to other financial institutions in Korea, although we do monitor on an individual basis the compliance by the borrower with the modified terms of the restructured loans. This is principally due to the following reasons.

One, in the case of large corporations subject to or about to be subject to restructuring, which represents the most significant restructuring cases in Korea, the restructuring process is generally not driven by us, but by a creditors’ committee involving several large creditor financial institutions, and in the case of very large corporations or corporations that are members of large business conglomerates, the process frequently involves the guidance of the Government in light of the potential ripple effects of the restructuring on the general economy. Hence, it is difficult for us to collect data that would help us to evaluate the success of a particular concession based on the credit profile of the borrower and the type of concessions offered.

Two, the unavailability of systematic analysis notwithstanding, our general sense is that the restructuring cases in Korea have, to a large part, been successful as measured in terms of the ability of the borrowers to exit restructuring programs relatively quickly and further that the failed cases have not been particularly material. As a result, to date, we have not found it particularly necessary or helpful to expend the time and resources required to conduct a systematic analysis for purposes of evaluating the success of concessions by the type of a particular concession offered.

We do, however, measure the success of concessions in limited ways, that is, principally in terms of how well the borrower complies with the terms and conditions of the restructuring plan as agreed between the borrower and its creditor institutions. A restructuring plan typically includes a business plan and self-help measures to be undertaken by the borrower. We monitor the borrower’s compliance with the restructuring plan on a periodic basis (namely, annual, semiannual or quarterly in accordance with the terms of the restructuring plan) and evaluate the success thereof principally in terms of three attributes: (i) the progress in the execution of the business plan, (ii) the progress in the execution of the self-help measures and (iii) other qualitative factors such as major developments in the general economy, the regulatory environment, the competitive landscape, the quality of senior management and personnel, and transparency in management. We also closely monitor the cash inflows and outflows of the borrower, and the creditors’ committee typically has the right to participate in decision-making related to major spending and borrowings by the borrower.

Accrual Policy for Restructured Loans

For purposes of our accrual policy, we classify restructured loans principally into (i) loans subject to workout pursuant to the Corporate Restructuring Promotion Act and (ii) loans subject to court receivership or composition pursuant to the Debtor Rehabilitation and Bankruptcy Act, which is the comprehensive bankruptcy-related law in Korea. See “— Credit Exposures to Companies in Workout, Court Receivership or Composition.” As for loans subject to workout, our general policy is to discontinue accruing interest on a loan when payment of principal and/or interest thereon becomes past due by 90 days or more, as described above in “— Nonaccrual Loans and Past Due Accruing Loans.” Interest is recognized on these loans on a cash basis (i.e., when collected) from the date such loan is reclassified as non-accruing, and such loans are not reclassified as accruing until the overdue principal and/or interest amounts are paid in full. This general policy also applies to loans subject to workout even if such loans are restructured loans. In the case of loans subject to court receivership or composition, we discontinue accruing interest immediately upon the borrowers becoming subject to court receivership or composition (notwithstanding the absence of delinquency of such loans) in light of the heightened uncertainty regarding the borrower’s ability to repay, interest on such loans are recognized on a cash basis and such loans are not reclassified as accruing until the borrower exits court receivership or composition, as the case may be. Accordingly, under to our accrual policy, the number of payments made on a nonaccrual restructured loan is not a relevant factor in determining whether to reinstate such loan to accrual status.

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

Since we generally do not accrue interest on loans subject to court receivership or composition while we generally accrue interest on loans subject to workout unless past due by 90 days or more, charge-off is not a relevant factor we consider when determining the accrual status of a particular restructured loan.

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

Potential Problem Loans

As of December 31, 2011, we had (Won)686 billion of loans which caused our management to have serious doubt as to the ability of the borrowers to comply with their respective loan repayment terms. Our loan planning department annually identifies such potential credit problem loans utilizing quantitative indexes such as debt-to-equity ratio, capital structure and interest coverage ratio, and qualitative indexes such as feedback from the loan officers received in the course of evaluating the relevant loans, and monitors each borrower’s financial status periodically.

Provisioning Policy

We conduct periodic and systematic detailed reviews of our loan portfolios to identify credit risks and to establish the overall allowance for loan losses. Our management believes the allowance for loan losses reflects the best estimate of the probable loan losses incurred as of the date of each statement of financial position.

We first assess whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant. If we determine that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, we include the asset in a group of financial assets with similar credit risk characteristics and collectively assess them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition).

If the interest rate of a loan or receivable is a floating rate, the discount rate used to evaluate impairment loss is the current effective interest rate defined in the loan agreement. The present value of estimated future cash flows of secured financial assets is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of the probability of realization of such collateral.

In assessing collective impairment, we rate and classify financial assets based on credit risk assessment or credit rating assessment process that takes into account asset type, industry, regional location, collateral type, delinquency and other relative factors.

Future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical modeling of historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical modeling. In adjusting the future cash flow by historical modeling, the result has to be in line with changes and trends of observable data. Methodologies and assumptions used to estimate future cash flow are evaluated on a regular basis in order to reduce any discrepancy between impairment loss estimation and actual loss. See “Item 5.A. Operating Results — Critical Accounting Policies — Impairment of Financial Assets — Allowance for Loan Losses”.

Corporate Loans

We review corporate loans annually for potential impairment through a formal credit review. In addition, our loan officers consider the credits for impairment throughout the year if there is an indication that an impairment event has occurred.

Under IFRS, a loan is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and if the loss event had a negative effect on the estimated future cash flows of that asset and can be estimated reliably. We consider, among others, the following loans to be impaired:

•	loans whose principal or interest amount is more than 90 days past due;

•	loans that by reason of non-performance becomes subject to write-off, charge-off, debt restructuring (including court receivership, composition and work-out) or bankruptcy;

•	loans to customers whose credit record shows past instances of delinquency, enforcement of guarantee or subrogation; and

•	loans to customers who become finally insolvent by an order to suspend settlement of personal checks, corporate checks or promissory note.

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

We establish allowances for impaired corporate loans when the discounted cash flow of the loan is lower than its carrying amount. The allowance is equal to the difference between the discounted cash flow amount of the loan and its carrying amount.

We may also measure impairment by reference to the loan’s observable market price, however the availability of this information is not commonplace in Korea.

— Loans collectively evaluated for impairment

We also establish allowances for impaired corporate loans with relatively small balances (typically (Won)3 billion or less). We manage these loans on a portfolio basis and therefore collectively evaluate them for impairment since it is impractical to analyze each such loan on an individual basis. The allowance for such loans is determined based on loss factors taking into consideration past performance of the portfolio, previous loan loss history and charge-off information.

In 2010, when we reported our financial results using U.S. GAAP, we identified loss factors through a migration model, which uses a statistical tool to monitor the progression of loans through different classifications and historical losses over a one year look-back period. Beginning in 2011 under IFRS, we use a statistical tool with longer look-back periods based on the discounted cash flow (“DCF”) model. For impaired corporate loans whose amounts are relatively small, we use the collective DCF model. Under the collective DCF model, cash flow projections for the relevant loans are not individually computed for each borrower, but are collectively computed for a group of loans sharing similar characteristics (for example, retail versus corporate, secured versus unsecured, and so forth), except that, when we discount the projected cash flow at the present value, we apply the interest rate effective prior to impairment specific to each borrower.

— Loans not specifically identified as impaired

We establish allowances collectively for non-impaired corporate loans to reflect losses incurred within the portfolio which have not yet been specifically identified as impaired. Under U.S. GAAP in 2010, the historical loss rate on migration analysis was calculated from a transition matrix table based on asset quality classification and took into consideration historical loss rates and recovery rates after charge-off. Under IFRS beginning in 2011, the probability of default / loss-given default method (sophisticated approach), also known as the Advanced Internal Rating-Based approach under Basel II, is calculated via measurable long-term risk factors such as probability of default from risk grading and loss given default based on the Basel II framework.

As for the probability of default-based loan grouping, corporate loans are grouped into different risk classes based on the credit rating assigned by the relevant credit evaluation model, and retail loans are grouped into different risk classes based on the type of the loan, maturity structure and the duration of delinquency.

As for the loss given default-based loan grouping, secured loans are grouped into different risk classes based on the type of collateral, the location of the collateral and the loan-to-value ratio to which they are subject, and unsecured loans are grouped into different risk classes based on the type of the loan.

Retail Loans

We consider the following retail loans to be impaired for an individual assessment of impairment:

•	loans whose principal or interest amount is more than 90 days past due;

•	loans that by reason of non-performance becomes subject to write-off, charge-off, debt restructuring (including court receivership, composition and work-out) or bankruptcy;

•	loans to customers whose credit record shows past instances of delinquency, enforcement of guarantee or subrogation; and

•	loans to customers who become finally insolvent by an order to suspend settlement of personal checks, corporate checks or promissory note.

The provisioning policy for retail loans is similar to that for corporate loans, except that different groupings are used for retail loans for purposes of determining probability of default and loss-given default in that all retail loans, regardless of their size, are collectively (rather than individually) assessed due to difficulties in obtaining personal information, such as personal income and assets.

For loan losses for retail loans, we also establish allowances based on loss factors taking into consideration the historical performance of the portfolio, previous loan loss history and charge-off information over a nine-year look-back period for loans secured by real estate and a four-year look-back period for unsecured loans and other secured loans.

We further adjust the loss factors based on factors that may impact loss recognition which have not been adequately captured by our historical analysis. These factors include:

•	changes in economic and business conditions such as levels of unemployment and housing price;

•	changes in the nature and volume of the portfolio, including any concentration of credits; and

•	external factors such as regulatory or government requirements.

Credit Cards

We establish an allowance for the credit card portfolio using a roll-rate model. A roll-rate model is a statistical tool used to monitor the progression of loans based on aging of the balance and established loss rates. The actual loss rates derived from this model are used to project the percentage of losses within each aging category based on performance over a five-year look-back period.

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

We determine whether credit card loans are impaired using criteria similar to those used for corporate loans, except that when the merchants using our credit card services have closed or shut down, the related credit card loans are deemed impaired.

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

For card accounts with balances that are more than 30 days past due, we generally assign collection to our collection branches. During the first two months of their appointment, these collection branches rely on postal or telephone notice and take measures to locate and provisionally attach accounts receivables or other properties of the delinquent cardholders. After the initial two months period, the collection branches commence compulsory execution procedures against the delinquent cardholders’ accounts receivables or other properties to secure the amount of outstanding balances. During the entire period managed by branches, we offer restructured card loan and reduction programs. For card accounts that are charged off, we outsource collection to external collection centers such as Shinhan Credit Information, which is our subsidiary, and Mirae Credit Information Services Corp.

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) for all loans as of the dates indicated.

	Current		Past Due Up to 3 Months		Past Due 3-6 Months		Past Due More Than 6 Months		Total
As of December 31,	Amount	%	Amount	%	Amount	%	Amount	%	Amount
	(In billions of Won, except percentages)
2010	181,659	98.59	1,163	0.63	635	0.34	792	0.43	184,249
2011	192,120	98.50	1,519	0.77	597	0.31	819	0.42	195,055

Non-Performing Loans

Non-performing loans are defined as loans past due by more than 90 days. The following table shows, as of the dates indicated, the amount of the total non-performing loan portfolio and as a percentage of our total loans.

	As of December 31,
	2010		2011
	(In billions of Won, except percentages)
Total non-performing loans	(Won)	1,427	(Won)	1,416
As a percentage of total loans		0.77%		0.73%

Analysis of Non-Performing Loans

The following table sets forth, for the periods indicated, the total non-performing loans by the borrower type.

	As of December 31,
	2010					2011
	Total Loans		Non- Performing Loans		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans		Ratio of Non- Performing Loans
	(In billions of Won, except percentages)
Corporate
Corporate loans	(Won)	95,835	(Won)	816	0.85%	(Won)	98,598	(Won)	739	0.75%
Public and other		2,771		8	0.29		4,930		8	0.16
Loans to banks		1,467		—	0.00		2,557		—	0.00
Lease financing		1,555		10	0.64		1,639		5	0.31

Total corporate		101,628		834	0.82		107,724		752	0.70

Retail
Mortgage and home equity		40,073		30	0.07		44,399		55	0.12
Other retail		24,901		102	0.41		25,052		164	0.65

Total retail		64,974		132	0.20		69,451		219	0.31

Credit cards		17,647		461	2.61		17,880		445	2.49

Total	(Won)	184,249	(Won)	1,427	0.77%	(Won)	195,055	(Won)	1,416	0.73%

Non-Performing Loans by Industry

The following table sets forth a breakdown of our non-performing corporate loans by industry as of December 31, 2011.

Industry	Aggregate Non-Performing Corporate Loan Balance		Percentage of Total Non-Performing Corporate Loan Balance
	(In billions of Won)		(Percentages)
Manufacturing	(Won)	102	13.56%
Retail and wholesale		24	3.19
Real estate, leasing and service		348	46.28
Construction		66	8.78
Hotel and leisure		8	1.06
Finance and insurance		41	5.45
Transportation, storage and communication		47	6.25
Other service		57	7.58
Other		59	7.85

Total	(Won)	752	100.00%

Top 20 Non-Performing Loans

As of December 31, 2011, our 20 largest non-performing loans accounted for 28.7% of our total non-performing loan portfolio. The following table shows, at the date indicated, certain information regarding our 20 largest non-performing loans.

		As of December 31, 2011
		Industry	Gross Principal Outstanding	Allowance for Loan Losses
		(In billions of Won)
1	Borrower A	Real estate, leasing and service	130	13
2	Borrower B	Finance and insurance	36	—
3	Borrower C	Real estate, leasing and service	35	2
4	Borrower D	Manufacturing	24	—
5	Borrower E	Real estate, leasing and service	23	1
6	Borrower F	Real estate, leasing and service	20	14
7	Borrower G	Construction	19	—
8	Borrower H	Construction	12	3
9	Borrower I	Other service	11	—
10	Borrower J	Other service	10	—
11	Borrower K	Real estate, leasing and service	10	8
12	Borrower L	Real estate, leasing and service	10	2
13	Borrower M	Transportation, storage, and communication	10	2
14	Borrower N	Real estate, leasing and service	9	3
15	Borrower O	Real estate, leasing and service	9	1
16	Borrower P	Transportation, storage, and communication	9	1
17	Borrower Q	Transportation, storage, and communication	8	—
18	Borrower R	Transportation, storage, and communication	8	3
19	Borrower S	Manufacturing	7	—
20	Borrower T	Transportation, storage, and communication	6	—

			406	52

Non-Performing Loan Strategy

One of our primary objectives is to prevent our loans from becoming non-performing. Through our corporate credit rating system, which is designed to prevent our loan officers from extending new loans to borrowers with high credit risks based on the borrower’s credit rating, we seek to reduce credit risk related to future non-performing loans. Our early warning system is designed to bring any sudden increase in a borrower’s credit risk to the attention of our loan officers, who then closely monitor such loans.

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

Our policy is to commence legal action within one month after default on promissory notes and four months after delinquency of payment on other types of loans. For loans to insolvent or bankrupt borrowers or when we conclude that it is not possible to recover through normal procedures, we take prompt legal actions regardless of the grace period.

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

In 2011, we sold non-performing loans in the amount of (Won)229 billion to third parties, of which (Won)106 billion was transferred to the United PF 1st Recovery Private Equity Fund. See “Item 3.D. Risk Factors — Other Risks Relating to Us — The Korean government may encourage targeted lending to and investment in certain sectors in furtherance of policy initiatives, and we may take this factor into account.” These loans met the criteria of true sale and were derecognized accordingly. No other non-performing loans were sold to third parties in 2011.

The following table presents a roll-forward of our nonperforming loans in 2011.

	(In billions of Won)
Nonperforming loans as of December 31, 2010	(Won)	1,427

Additional nonperforming loans due to delinquency		789
Loans sold		(229)
Loans charged off		(453)
Loans modified and returned to performing		(9)
Loans transferred to held-for-sale investment portfolio		—
Other adjustments(1)		(109)

Nonperforming loans as of December 31, 2011	(Won)	1,416

Note:

(1)

Represents loans paid down or paid off and loans returned to performing otherwise than as a result of modification. We do not separately collect and analyze data relating to non-performing loans other than those that were sold, charged off, modified and returned to performing, or transferred to held-for-sale investment portfolio.

Allocation of Allowance for Loan Losses

The following table presents, as of the dates indicated, the allocation of our loan loss allowance by loan type.

	As of December 31,
	2010			2011
	Amt.		Loans as % of Total Loans	Amt.		Loans as % of Total Loans
	(In billions of Won, except percentages)
Corporate
Corporate loans	(Won)	1,923	67.43%	(Won)	1,634	63.41%
Public and other		15	0.53		19	0.74
Loan to banks		32	1.12		13	0.50
Lease financing		17	0.60		14	0.54

Total corporate		1,987	69.68		1,680	65.19

Retail
Mortgages and home equity		17	0.60		19	0.74
Other retail		178	6.24		202	7.84

Total retail		195	6.84		221	8.58

Credit cards		670	23.48		676	26.23%

Total allowance for loan losses	(Won)	2,852	100.00%	(Won)	2,577	100.00%

Analysis of the Allowance for Loan Losses

The following table presents an analysis of our loan loss experience for each of the years indicated.

	2010		2011
	(In billions of Won, except percentages)
Balance at the beginning of the period	(Won)	3,114	(Won)	2,852
Amounts charged against income		1,301		864
Gross charge-offs:
Corporate:
Corporate loans		1,292		960
Public and other		19		1
Loan to banks		—		—
Lease financing		18		14
Retail:
Mortgage and home equity		25		1
Other retail		76		80
Credit cards		429		447

Total gross charge-offs		1,859		1,503

Recoveries:
Corporate:
Corporate loans		83		75
Public and other		—		—
Loan to banks		—		—
Lease financing		1		2
Retail:
Mortgage and home equity		2		6
Other retail		52		37
Credit cards		327		283
Total recoveries		465		403

Other		(169)		(39)
Net charge-offs		(1,563)		(1,139)

Balance at the end of the period	(Won)	2,852	(Won)	2,577

Ratio of net charge-offs during the period to average loans outstanding during the period		1.06%		0.78%

Loan Charge-offs

Our level of gross charge-offs decreased from (Won)1,859 billion in 2010 to (Won)1,503 billion in 2011 primarily due to a decrease in charge-off for retail loans and credit card loans as a result of a slowdown in the deterioration in asset quality in 2011 as compared to 2010.

In 2011, the charge-off on restructured loans amounted to (Won)259 billion, of which (Won)46 billion was related to loans converted into equity securities as part of restructuring. With respect to a loan that we consider to be uncollectible regardless of any modification of terms, we convert a portion of such loan into equity securities following negotiation with the borrower and charge off the remainder of such loan as previously discussed in “— Troubled Debt Restructurings — Charge-off of Loans Subject to Restructuring.” The equity securities so converted are recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable.

Basic Principles

We attempt to minimize loans to be charged off by practicing a sound credit approval process based on credit risk analysis prior to extending loans and a systematic management of outstanding loans.

Loans to be Charged-off

Loans are charged off if they are deemed to be uncollectible by falling under any of the following categories:

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

Procedure for Charge-off Approval

An application for Shinhan Bank’s loans to be charged off is submitted by a branch to the Corporate Credit Collection Department in the case of corporate loans and foreign branches, and the Consumer Credit Collection Department in the case of individual loans. An application for charge-off is generally submitted immediately after the relevant loan becomes 180 days past due. The General Manager in charge of review evaluates the application. The General Manager of Audit and Examination Department conducts review of compliance with our internal procedures for charge-offs. The General Manager in charge of review gets approval from the President of Shinhan Bank. As for Shinhan Card, it generally charges off receivables that are 180 days past due following internal review.

Treatment of Loans Charged-off

Once loans are charged off, they are derecognized from our statements of financial position. We still continue our collection efforts in respect of these loans through third-party collection agencies including the Korea Asset Management Corporation and Shinhan Credit Information.

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

Financial Statement Presentation

Our financial statements include as charges-offs all unsecured retail loans, including credit cards, which are overdue for more than six months. Leases are charged off when past due for more than twelve months. For collateral dependent loans, we charge-off the excess of the book value of the subject loan over the amount received or to be received from the sale of the underlying collateral when the collateral is sold as part of a foreclosure proceeding and its sale price becomes known through court publication as part of such proceeding.

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

Our investments in securities are subject to a number of regulatory guidelines, including limitations prescribed under the Financial Holding Companies Act and the Banking Act. Generally, a financial holding company is prohibited from acquiring more than 5% of the total issued and outstanding shares of another company (other than its direct and indirect subsidiaries). Furthermore, under these regulations, Shinhan Bank must limit its investments in shares and securities with a maturity in excess of three years (other than monetary stabilization bonds issued by the Bank of Korea and national government bonds) to 60.0% of its total equity. Generally, Shinhan Bank is also prohibited from acquiring more than 15.0% of the shares with voting rights issued by any other corporation (other than for the purpose of establishing or acquiring a subsidiary). Further information on the regulatory environment governing our investment activities is set out in “— Supervision and Regulation — Principal Regulations Applicable to Banks — Restrictions on Investments in Property,” “— Principal Regulations Applicable to Banks — Restrictions on Shareholdings in Other Companies,” “— Principal Regulations Applicable to Financial Holding Companies — Liquidity” and “— Principal Regulations Applicable to Financial Holding Companies — Restrictions on Shareholdings in Other Companies.”

Book Value and Market Value

The following table sets out the book value and market value of securities in our investment portfolio as of the dates indicated.

	As of December 31, 2010				As of December 31, 2011
	Book Value		Market Value		Book Value		Market Value
	(In billions of Won)
Financial assets designated at fair value
Marketable equity securities	(Won)	722	(Won)	722	(Won)	1,361	(Won)	1,361
Debt securities:
Korean treasury and governmental agencies		69		69		88		88
Debt securities issued by financial institutions		161		161		110		110
Corporate debt securities		179		179		242		242
Debt securities issued by foreign government		31		31		—		—
Mortgage-backed and asset-backed securities		6		6		—		—
Others		1,040		1,040		—		—

Total — Fair Value Through Profit and Loss		2,208		2,208		1,801		1,801

Available-for-sale securities
Marketable equity securities		7,204		7,204		5,038		5,038
Debt securities:
Korean treasury and governmental agencies		6,114		6,114		4,612		4,612
Debt securities issued by financial institutions		8,996		8,996		13,690		13,690
Corporate debt securities		6,742		6,742		10,046		10,046
Debt securities issued by foreign Government		—		—		218		218
Mortgage-backed and asset-backed securities		396		396		503		503

Total — Available-for-sale		29,452		29,452		34,107		34,107

Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies		6,218		6,444		5,780		6,076
Debt securities issued by financial institutions		2,327		2,396		2,064		2,162
Corporate debt securities		3,846		3,960		3,887		3,978
Debt securities issued by foreign government		—		—		90		90
Mortgage-backed and asset-backed securities		138		141		73		74

Total — Held-to-maturity		12,529		12,941		11,894		12,380

Trading Securities
Marketable equity securities		922		922		1,988		1,988
Debt securities:
Korean treasury and governmental agencies		680		680		698		698
Financial institutions		3,220		3,220		2,994		2,994
Corporations		4,415		4,415		5,843		5,843
Mortgage-backed and asset-backed securities		22		22		90		90
Other trading assets		153		153		341		341
Total — Trading		9,412		9,412		11,954		11,954

Total securities	(Won)	53,601	(Won)	54,013	(Won)	59,756	(Won)	60,242

Maturity Analysis

The following table categorizes our securities by maturity and weighted average yield as of December 31, 2011.

	As of December 31, 2011
	1 Year or Less			Over 1 but within 5 yrs			Over 5 but within 10 yrs			Over 10 yrs			Total
	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)
	(In billions of Won, except percentages)
Financial assets designated at fair value:
Korean treasury securities and government agencies	(Won)	2	3.61%	(Won)	86	3.39%	(Won)	—	—%	(Won)	—	—%	(Won)	88	3.40%
Debt securities issued by financial institutions		40	3.51		70	3.53		—	—		—	—		110	3.52
Corporate debt securities		108	3.69		128	3.81		6	3.70		—	—		242	3.75

Total		150	3.67%		284	3.71%		6	3.70%		—	—%		440	3.61%

Available-for-sale securities:
Korean treasury securities and government agencies	(Won)	34	3.94%	(Won)	2,810	4.61%	(Won)	1,514	4.05%	(Won)	253	3.97%	(Won)	4,611	4.39%
Debt securities issued by financial institutions		696	3.59		11,951	3.86		802	4.29		242	6.10		13,691	3.91
Corporate debt securities		333	3.93		7,276	4.38		2,175	4.32		262	4.46		10,046	4.35
Debt securities issued by foreign governments		—	—		205	5.42		10	4.93		2	4.62		217	5.39
Mortgage-backed securities and asset-backed securities		94	2.93		338	4.01		62	4.39		10	4.18		504	3.86

Total		1,157	3.64%		22,580	4.14%		4,563	4.23%		769	4.81%		29,069	4.15%

Held-to-maturity securities:
Korean treasury securities and government agencies		—	—%		3,761	5.05%		1,434	5.05%		585	4.01%		5,780	4.94%
Debt securities issued by financial institutions		117	4.46		1,632	4.74		225	4.99		90	5.98		2,064	4.80
Corporate debt securities		20	3.72		2,986	4.89		730	4.48		151	4.24		3,887	4.78
Debt securities issued by foreign governments		—	—		58	6.49		22	6.66		10	5.21		90	6.39
Mortgage-backed securities and asset-backed securities		—	—		63	5.21		—	—		10	3.90		73	5.03

Total		137	4.35%		8,500	4.94%		2,411	4.87%		846	4.27%		11,894	4.90%

Trading securities:
Korean treasury securities and government agencies		13	3.53%		498	3.50%		167	4.04%		20	4.18%		698	3.65%
Debt securities issued by financial institutions		1,586	3.53		1,408	3.51		—	—		—	—		2,994	3.52
Corporate debt securities		1,127	3.81		4,735	3.76		11	4.22		—	—		5,873	3.77
Mortgage-backed securities and asset-backed securities		70	4.77		20	3.88		—	0.00		—	—		90	0.00

Total		2,796	3.66%		6,661	3.70%		178	4.05%		20	4.18%		9,655	3.71%

Total	(Won)	4,240		(Won)	38,025		(Won)	7,158		(Won)	1,635		(Won)	51,058

Note:

(1)	The weighted-average yield for the portfolio represents the yield to maturity for each individual security, weighted using its amortized cost.

Concentrations of Risk

As of December 31, 2011, we held the following securities of individual issuers where the aggregate book value of those securities exceeded 10% of our stockholders’ equity, which was (Won)2,686 billion as of such date.

	As of December 31, 2011
	Book Value		Fair Value
	(In billions of Won)
Name of issuer:
The Bank of Korea	(Won)	10,658	(Won)	10,659
Ministry of Strategy and Finance	(Won)	8,603	(Won)	8,880
Industrial Bank of Korea	(Won)	3,591	(Won)	3,595

All of the above entities are either an agency of the Korean government or an entity controlled by the Korean government.

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

The following table sets forth our credit-related commitments and guarantees as of the dates indicated.

	As of December 31,
	2010		2011
	(In billions of Won)
Commitments to extend credit	(Won)	129,734	(Won)	134,792
Commercial letters of credit		4,276		3,859
Other(1)		27,361		28,017

Total	(Won)	161,371	(Won)	166,668

Note:

(1)	Consists of financial guarantees, performance guarantees, liquidity facilities to special purpose entities, acceptances, guarantee on trust accounts and endorsed bills.

We have credit-related commitments that are not reflected on our statements of financial position, which primarily consist of commitments to extend credit and commercial letters of credit. Commitments to extend credit, including credit lines, represent unfunded portions of authorizations to extend credit in the form of loans. These commitments expire on fixed dates and a customer is required to comply with predetermined conditions to draw funds under the commitments.

Commercial letters of credit are undertakings on behalf of customers authorizing third parties to draw drafts on us up to a stipulated amount under specific terms and conditions. They are generally short-term and collateralized by the underlying shipments of goods to which they relate and therefore have less risk.

We also have guarantees that are recorded on our statements of financial position at their fair value at inception which are amortized over the life of the guarantees. Such guarantees generally include standby letters of credit, other financial and performance guarantees and liquidity facilities to special purpose entities.

Standby letters of credit are irrevocable obligations to pay third party beneficiaries when our customers fail to repay loans or debt instruments, which are generally in foreign currencies. A substantial portion of these standby letters of credit are secured by underlying assets, including trade-related documents.

Other financial and performance guarantees are irrevocable assurance that we will make payments to beneficiaries in the event that our customers fail to fulfill their obligations or to perform under certain contracts. Liquidity facilities to special purpose entities represent irrevocable commitments to provide contingent liquidity credit lines to special purpose entities established by our customers in the event that a triggering event such as shortage of cash occurs.

The commitments and guarantees do not necessarily represent our exposure since they often expire unused.

Derivatives

As discussed under “— Business Overview — Our Principal Activities — Corporate and Investment Banking Services — Derivatives Trading” above, we engage in derivatives trading activities primarily on behalf of our customers so that they may hedge their risks and also enter into back-to-back derivatives with other financial institutions to cover exposures arising from such transactions. In addition, we enter into derivatives transactions to hedge against risk exposures arising from our own assets and liabilities, some of which are nontrading derivatives that do not qualify for hedge accounting treatment.

The following shows, as of December 31, 2011, the gross notional or contractual amounts of derivatives held or issued for (i) trading and (ii) nontrading that qualify for hedge accounting.

	As of December 31, 2011
	Underlying Notional Amount(1)		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(In billions of Won)
Trading:
Foreign exchange derivatives:
Future and forward contracts	(Won)	42,034	(Won)	628	(Won)	439
Swaps		12,416		450		527
Options		1,708		115		8

Sub-total		56,158		1,193		974

Interest rate derivatives:
Future and forward contracts		42		—		—
Swaps		97,093		671		577
Options		8,803		33		37

Sub-total		105,938		704		614

Credit derivatives:
Swaps		89		—		2

Sub-total		89		—		2

Equity derivatives:
Swaps and forward contracts		2,087		12		222
Options		9,759		133		105
Future contracts		6		—		—

Sub-total		11,852		145		327

Commodity derivatives:
Swaps and forward contracts		38		2		2
Options		131		4		1
Future contracts		18		—		—

Sub-total		187		6		3

Total	(Won)	174,224	(Won)	2,048	(Won)	1,920

	As of December 31, 2011
	Underlying Notional Amount(1)		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(In billions of Won)
Nontrading:
Hedge accounting:
Foreign exchange derivatives:
Swaps	(Won)	1,918	(Won)	80	(Won)	11
Future and forward contracts		4		—		—
Interest rate derivatives:
Swaps		9,137		267		117

Total	(Won)	11,059	(Won)	347	(Won)	128

Notes:

(1)	Notional amounts in foreign currencies were converted into Won at prevailing exchange rates as of December 31, 2011.

Funding

We obtain funding from a variety of sources, both domestic and foreign. Our principal source of funding is customer deposits obtained from our banking operations, and we from time to time issue equity and debt securities, including preferred shares to fund large-scale acquisitions such as Chohung Bank and LG Card and a rights offering in 2009 in anticipation of greater liquidity and capital requirements during the global financial crisis. In addition, our subsidiaries acquire funding through call money, borrowings from the Bank of Korea, other short-term borrowings, corporate debentures and other long-term debt, including debt and equity securities issuances, asset-backed securitizations and repurchase transactions, to complement, or if necessary, replace funding through customer deposits. For further details relating to funding by us and our subsidiaries, see “Item 5.B. Liquidity and Capital Resources.”

Deposits

Although the majority of our bank deposits are short-term, the majority of our depositors have historically rolled over their deposits at maturity, providing our banking operation with a stable source of funding.

The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated.

	2010			2011
	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid
	(In billions of Won, except percentages)
Interest-bearing deposits:
Demand deposits	(Won)	15,905	0.70%	(Won)	16,517	0.72%
Savings deposits		33,655	0.98		34,234	0.98
Time deposits		93,385	3.50		99,654	3.61
Other deposits		4,884	4.58		3,513	3.71

Total interest-bearing deposits	(Won)	147,829	2.66%	(Won)	153,918	2.72%

Note:

(1)	Average balances are based on (a) daily balances of Shinhan Bank and (b) quarterly balances for other subsidiaries.

For a breakdown of deposit products, see “— Our Principal Activities — Deposit-taking Activities,” except that cover bills sold are reflected on short-term borrowings and securities sold under repurchase agreements are reflected as secured borrowings.

Certificates of Deposit and Other Time Deposits

The following table presents the balance and remaining maturities of certificates of deposit and other time deposits which had a fixed maturity in excess of (Won)100 million or more as of December 31, 2011.

	As of December 31, 2011
	Certificates of Deposit		Other Time Deposits		Total
	(In billions of Won)
Maturing within three months	(Won)	1,019	(Won)	27,708	(Won)	28,727
After three but within six months		348		8,392		8,740
After six but within 12 months		820		36,205		37,025
After 12 months		206		2,555		2,761

Total	(Won)	2,393	(Won)	74,860	(Won)	77,253

A majority of our certificates of deposit accounts and other time deposits issued by our foreign offices is in the amount of US$100,000 or more.

Short-term Borrowings

The following table presents information regarding our short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated.

	2010								2011
	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate
	(In billions of Won, except for percentages)
Borrowings from
Bank of Korea(3)	(Won)	996	(Won)	1,321	(Won)	1,638	1.06%	0.10-1.75%	(Won)	1,029	(Won)	1,046	(Won)	1,240	1.18%	0.10-1.50%
Call money		1,334		1,649		2,484	3.07	0.15-2.80		1,309		2,212		2,013	4.93	0.14-3.55
Other short-term borrowings(4)		10,727		6,502		13,794	0.74	0.57-10.00%		11,508		7,430		12,022	1.14	0.60-9.26%

	(Won)	13,057	(Won)	9,472	(Won)	17,916	1.19%		(Won)	13,846	(Won)	10,688	(Won)	15,275	1.93%

Notes:

(1)	Average balances are based on (a) daily balances of Shinhan Bank and (b) quarterly balances for other subsidiaries.

(2)	Weighted-average interest rates are calculated by dividing the total interest expenses by the average amount borrowed.

(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.

(4)	Other short-term borrowings included borrowings from trust accounts, bills sold, borrowings in domestic and foreign currencies.

Our short-term borrowings have maturities of less than one year which are generally unsecured with the exception of borrowings from the Bank of Korea.

Risk Management

Overview

As a financial services provider, we are exposed to various risks relating to our lending, credit card, insurance, securities investment, trading and leasing businesses, our deposit taking and borrowing activities and our operating environment. The principal risks to which we are exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at our holding company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

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

•

risk monitoring — We are currently installing a multidimensional risk monitoring system under which we, on a periodic basis, proactively and preemptively review risks that may impact our overall operations. Currently, each of our subsidiaries is required to report to the holding company any factors that could have a material impact on the groupwide risk management, and the holding company reports to our chief risk officer and other members of our senior management the results of risk monitoring on a weekly, monthly and continual basis. In addition, we perform preemptive risk management through a “risk dashboard system” under which we closely monitor any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of our subsidiaries, and to the extent such monitoring yields any warning signals, we promptly analyze the causes and, if necessary, formulate and implement actions in response to these warning signals.

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

•

crisis management — We maintain a groupwide risk management system to detect the early warnings signals of any crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure our survival as a going concern. Each of our subsidiaries maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the holding company level, we maintain and install a crisis detection and response system which is applied consistently groupwide, and upon the happening of any contingency at a subsidiary level, we directly take charge of the situation so that we manage it on a concerted groupwide basis.

Organization

Our risk management system is organized along the following hierarchy: from the top and at the holding company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary. The Group Risk Management Committee, which is under the supervision of our holding company’s board of directors, sets the basic groupwide risk management policies and strategies. Our holding company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of our holding company’s Chief Risk Officer and the risk management team heads of each of our subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of our subsidiaries. Each of our subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the groupwide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the groupwide guidelines. We also have the Group Risk Management Team, which supports our Chief Risk Officer in his or her risk management and supervisory role.

In order to maintain the groupwide risk at an appropriate level, we use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of our subsidiaries, and the Risk Management Committee and the Management Council of each of our subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more detail by type of risk and type of product for each department and division within such subsidiary. Further details follow.

At the holding company level:

•

Group Risk Management Committee — The Group Risk Management Committee consists of three outside directors of our holding company. The Group Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed. Specifically, the Group Risk Management Committee does the following: (i) establish the overall risk management policies consistent with management strategies, (ii) set reasonable risk limits for the entire group and each of our subsidiaries, (iii) approve appropriate investment limits or allowed loss limits, (iv) enact and amend risk management regulations, and (v) decide other risk management-related issues the board of directors or the Group Risk Management Committee sees fit to discuss. The results of the Group Risk Management Committee meetings are reported to the board of directors of our holding company. The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

•

Group Risk Management Council — Comprised of the holding company’s Chief Risk Officer, risk management team head, and risk officers of each of our subsidiaries, the Group Risk Management Council provides a forum for risk management executives from each subsidiary to discuss our groupwide risk management guidelines and strategy in order to maintain consistency in the groupwide risk policies and strategies. Specifically, the Group Risk Management Council deliberates on the following: (i) changes in risk management policies and strategies for each subsidiary, (ii) matters warranting discussion of risk management at the group level and cooperation among the subsidiaries, (iii) the effect of external factors on the groupwide risk, (iv) determination of the risk appetite for our group as a whole and each of our subsidiaries, (v) risk limits of our group as a whole and each of our subsidiaries, (vi) operation of risk measuring systems for our group as a whole and each of our subsidiaries, (vii) matters requiring joint deliberation in relation to groupwide risk management and (viii) matters related to providing funds to our subsidiaries. The Group Risk Management Council has a sub-council consisting of working-level risk management officers to discuss the above-related matters in advance.

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

At the subsidiary level:

•

Risk Management Committee — In order to maintain the groupwide risk at an appropriate level, we have established a hierarchical risk limit system where the Group Risk Management Committee establishes risk limits for us and our subsidiaries, and each of our subsidiaries establishes and manages risk limits in more detail by type of risk and type of product for each department and division within such subsidiary. In accordance with the group risk management policies and strategies, the risk management committee at the subsidiary level establishes its own risk management policies and strategies in more detail and the respective risk management department implements those policies and strategies.

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

Credit Risk Management

Credit risk, which is the risk of loss from default by an obligor or counter-party, is our greatest risk. Our credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on our balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivatives transactions. A substantial majority of our credit risk relates to the operations of Shinhan Bank and Shinhan Card.

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

Major policies for Shinhan Bank’s credit risk management, including Shinhan Bank’s overall credit risk management plan and credit policy guidelines, are determined by the Credit Policy Committee of Shinhan Bank, the executive decision-making body for management of credit risk. The Credit Policy Committee is headed by the Chief Risk Officer, and also comprises of the Chief Credit Officer, the heads of each business unit and the head of the Credit Risk Team. In order to separate the loan approval functions from credit policy decision-making, Shinhan Bank has a Credit Review Committee that performs credit review evaluations, which focus on improving the asset quality and profitability from the loans being made, and operates separately from the Credit Policy Committee. Both the Credit Policy Committee and the Credit Review Committee make decisions by a vote of two-thirds or more of the attending members of the respective committees, which must constitute at least two-thirds of the respective committee members to satisfy the respective quorum.

Shinhan Bank complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations. Its credit risk management procedures include:

•	credit evaluation and approval;

•	credit review and monitoring; and

•	credit risk assessment and control.

Credit Evaluation and Approval

All loan applicants and guarantors are subject to credit review evaluation before approval of any loans. Credit evaluation of loan applicants are carried out separately by the Credit Officer, Chief Credit Officer and (senior) credit officer committees consisting of loan evaluation specialists from different subject areas. Loan evaluation is carried out by a group rather than at an individual level through an objective and deliberative process. Shinhan Bank uses a credit scoring system for retail loans and a credit-risk rating system for corporate loans.

Each of Shinhan Bank’s borrowers is assigned a credit rating, which is based on a comprehensive internal credit evaluation system that considers a variety of criteria. For retail borrowers, the credit rating takes into account the borrower’s biographic details, past dealings with Shinhan Bank and external credit rating information, among others. For corporate borrowers, the credit rating takes into account financial indicators as well as non-financial indicators such as industry risk, operational risk and management risk, among others. The credit rating, once assigned, serves as the fundamental instrument in Shinhan Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing and computation of allowance for loan losses. Shinhan Bank has separate credit evaluation systems for retail customers, SOHO customers and corporate customers, which are further segmented and refined to meet Basel II requirements. See “Item 5.A. Operating Results — Critical Accounting Policies — Impairment of Financial Assets — Allowance for Loan Losses”.

Retail Loans

Loan applications for retail loans are reviewed in accordance with Shinhan Bank’s credit scoring system and the objective statistics models for secured and unsecured loans maintained and operated by Shinhan Bank’s Retail Banking Division. Shinhan Bank’s credit scoring system is an automated credit approval system used to evaluate loan applications and determine the appropriate pricing for the loan, and takes into account factors such as a borrower’s personal information, transaction history with Shinhan Bank and other financial institutions and other relevant credit information. The applicant is assigned a score, which is used to determine (i) whether to approve the applicant’s loan, (ii) the amount of loan to be granted, and (iii) the interest rates thereon. The applicant’s score also determines whether the applicant is approved for credit, conditionally approved, subject to further assessment, or denied. If the applicant becomes subject to further assessment, the appropriate discretionary body, either at the branch level or at the headquarter level, makes a reassessment based on qualitative as well as quantitative factors, such as credit history, occupation and past relationship with Shinhan Bank.

For mortgage and home equity loans and loans secured by real estate, Shinhan Bank evaluates the value of the real estate offered as collateral using a proprietary database, which contains information about real estate values throughout Korea. In addition, Shinhan Bank uses up-to-date information provided by third parties regarding the real estate market and property values in Korea. While Shinhan Bank uses internal staff from the processing centers to appraise the value of the real estate collateral, Shinhan Bank also hires certified appraisers to review the appraisal value of real estate collateral that have an appraisal value exceeding (Won)5 billion, as initially determined by the processing centers. Shinhan Bank also reevaluates internally, on a summary basis, the appraisal value of collateral at least every year.

For loans secured by securities, deposits or other assets other than real estate, Shinhan Bank requires borrowers to observe specified collateral ratios in respect of secured obligations.

Corporate Loans

Shinhan Bank rates all of its corporate borrowers using internally developed credit evaluation systems. These systems consider a variety of criteria (quantitative, qualitative, financial and non-financial) in order to standardize credit decisions and focus on the quality of borrowers rather than the size of loans. The quantitative considerations include the borrower’s financial and other data, while the qualitative considerations are based on the judgment of Shinhan Bank’s credit officers as to the borrower’s ability to repay. Financial considerations include financial variables and ratios based on customer’s financial statements, such as return on assets and cash flow to total debt ratios, and non-financial considerations include, among others, the industry to which the borrower’s businesses belong, the borrower’s competitive position in its industry, its operating and funding capabilities, the quality of its management and controlling stockholders (based in part on interviews with its officers and employees), technological capabilities and labor relations.

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

Loan Approval Process

Loans are generally approved after evaluations and approvals by the relationship manager at the branch level as well as the committee of the applicable business unit at Shinhan Bank. The approval limit for retail loans is made based on Shinhan Bank’s automated credit scoring system. In the case of large corporate loans, approval limits are also reviewed and approved by a Credit Officer at the headquarter level. Depending on the size and the importance of the loan, the approval process is further reviewed by the Credit Officer Committee or the Master Credit Officer Committee. If the loan is considered significant or the amount exceeds the discretion limit of the Master Credit Officer Committee, further evaluation is made by the Credit Review Committee, which is Shinhan Bank’s highest decision-making body in relation to credit approval. The Credit Review Committee’s evaluation and approval of loan limits vary depending on the credit ratings of the borrowers as determined by Shinhan Bank’s internal credit rating system. For example, for borrowers with a credit rating of B-, the Credit Review Committee evaluates and approves unsecured loans in excess of (Won)10 billion and secured loans in excess of (Won)15 billion, whereas for borrowers with a credit rating of AAA, the Credit Review Committee evaluates and approves unsecured loans in excess of (Won)30 billion and secured loans in excess of (Won)80 billion. Meetings to approve applications for large-sized loans whose principal amounts exceed prescribed levels set by the Credit Review Committee are held twice a week.

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

Credit Review and Monitoring

Shinhan Bank continually reviews and monitors existing credit risks primarily with respect to borrowers. In particular, Shinhan Bank’s automated early warning system conducts daily examination for borrowers using over 117 financial and non-financial factors, and the relationship manager and the credit officer must conduct periodic loan review and report to independent loan review team which analyzes in detail the results and adjusts credit rating accordingly. Based on these reviews, Shinhan Bank adjusts a borrower’s credit rating, credit limit, applied interest rates and credit policies. In addition, the group credit rating of the borrower’s group, if applicable, may be adjusted following a periodic review of the main debtor groups, mostly comprised of chaebols, as identified by the Governor of the Financial Supervisory Service based on their outstanding credit exposures, of which 37 were identified as such as of December 31, 2011. Shinhan Bank also continually reviews other factors, such as industry-specific conditions for the borrower’s business and its domestic and overseas asset base and operations, in order to ensure that the assigned ratings are appropriate. The Credit Review Department provides credit review reports, independent of underwriting, to Chief Risk Officer on a monthly basis.

The early warning system performs automatic daily checks for borrowers to whom Shinhan Bank has more than (Won)2 billion of exposure. The relationship manager and the Credit Officer in the Credit Review Department monitor those borrowers, and then the Credit Review Department further reviews the results of such monitoring. In addition, Shinhan Bank carries out a planned review of each borrower in accordance with changing credit risk factors based on changing economic environment. The results of such planned review are continually reported to the Chief Risk Officer of Shinhan Bank.

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

Pursuant to the foregoing credit review and monitoring procedures and in order to promptly prevent deterioration of loan qualities, Shinhan Bank classifies potentially problematic borrowers into (i) borrowers that show early warning signals, (ii) borrowers that require close monitoring and (iii) normal borrowers, and treats them differentially accordingly.

Credit Risk Assessment and Control

In order to assess credit risk in a systematic manner, Shinhan Bank has developed and upgraded systems designed to quantify credit risk based on selection and monitoring of various statistics, including delinquency rate, non-performing loan ratio, expected loan loss and weighted average risk rating.

Shinhan Bank controls loan concentration by monitoring and managing loans at two levels: portfolio level and individual loan account level. In order to maintain portfolio-level credit risk at an appropriate level, Shinhan Bank manages its loans using value-at-risk (“VaR”) limits for the entire bank as well as for each of its business units. In order to prevent concentration of risk in a particular borrower or borrower class, Shinhan Bank also manages credit risk by borrower, industry, country and other detailed categories.

Shinhan Bank measures credit risk using internally accumulated data. Shinhan Bank measures expected and unexpected losses with respect to total assets monthly, which Shinhan Bank refers to when setting risk limits for, and allocating capital to, its business groups. Expected loss is calculated based on the probability of default, the loss given default, the exposure at default and the past bankruptcy rate and recovery rate, and Shinhan Bank provides allowance for loan losses accordingly. Shinhan Bank makes provisioning at a level which is the higher of the Financial Supervisory Service requirement or Shinhan Bank’s internal calculation. Unexpected loss is predicted based on VaR, which is used to determine compliance with the aggregate credit risk limit for Shinhan Bank as well as the credit risk limit for the relevant department within Shinhan Bank. Shinhan Bank uses the Advanced Internal Rating-Based (“AIRB”) method as proposed by the Basel Committee for computing VaR. Compared to the previously used simulation method, the AIRB method generally yields more stable and understandable measurements since it enables computation of VaR at even the account-specific level. In addition, the AIRB method is more effective in computing the Risk Adjusted Performance Measurement.

Risk Management of Small- and Medium-Sized Enterprise Customers

In order to curtail delinquency among our small- and medium-sized enterprise customers, Shinhan Bank has taken primarily the following measures: (i) adoption of a systematic approach in monitoring borrowers with sizable outstanding loans, (ii) heightened monitoring of borrowers with bad credit history and/or belonging to troubled industries, and (iii) assignment of industry-specific lending caps, as adjusted for whether specific industries are particularly sensitive to general business cycles and/or are troubled at a given time.

Systematic monitoring of borrowers with sizable outstanding loans.    Shinhan Bank currently applies a heightened monitoring system to small- and medium-sized enterprise borrowers with outstanding loans (other than guaranteed loans and loans secured by specified types of collaterals such as deposits with us or letters of credit) in the aggregate amount of (Won)1 billion or more and borrowers with net outstanding loans (i.e., the outstanding loan amount minus the fair value of collaterals (other than as aforesaid) securing such loans) in the aggregate amount of (Won)0.5 billion or more. Under this monitoring system, each such borrower is assigned one of the following ratings:

•	“Normal borrower” — a borrower with a credit rating of CC or above that are deemed to carry a low risk of default;

•	“Borrower to be watched” — a borrower that carries some risk of potential default and therefore requires close monitoring to detect any elevation of such risk;

•

“Borrower to be concerned about” — a borrower with an elevated risk of default and therefore requires detailed re-assessment of the credit quality of such borrower as well as that of its industry plus special consideration in extending any further loans;

•	“Borrower with early warning signs” — a borrower with a high level of default risk; and

•	“Troubled or restructured borrower” — a borrower currently in default and either subject to workout or restructuring or showing no signs of recovery.

A periodic monitoring of the foregoing borrowers is carried out at intervals depending on the borrower’s credit rating (for example, every 12 months for “normal” borrowers with a credit rating of AAA to A, every nine months for “normal” borrowers with a credit rating of BBB+ to BBB-, every six months for a credit rating of BB+ to B- and every three months for borrowers with a credit rating of CCC or below and borrowers not deemed to be “normal”). In addition, the loan reviewer may request more frequent monitoring if the borrower is showing signs of deteriorating credit quality. For borrowers with outstanding loan amounts of (Won)2 billion or more, Shinhan Bank also monitors the revenues and earnings of such borrower on a quarterly basis within 10 weeks of the quarter ends.

Heightened monitoring of borrowers with bad credit history and/or belonging to troubled industries.    In addition to the systematic monitoring discussed above, Shinhan Bank also carries out additional monitoring for borrowers that, among others, (i) are rated as “to be concerned about” or “with early warning signals” as noted above, (ii) have prior history of delinquency or restructuring, (iii) have borrowings that are classified as substandard or below, or (iv) have unsecured borrowings of more than (Won)3 billion with a credit rating of BB or below. Based on the heightened monitoring of these borrowers, Shinhan Bank adjusts contingency planning as to how the overall asset quality of a specific industry should change for each phase of the business cycle, how it should limit or reduce its exposure to such borrowers, and how our groupwide delinquency and nonperforming ratio would change, among others. If a borrower becomes delinquent for borrowings in excess of (Won)1 billion, Shinhan Bank constantly monitors the business environment of such borrower, the likelihood of future repayment and the methods to reduce or eliminate delinquency.

Assignment of industry-specific lending caps.    Shinhan Bank currently classifies loans to small- and medium-sized enterprise borrowers by industry, and cap the aggregate amount of loans to each industry, which amount varies depending on the respective industry forecasts and industry-specific loan default rates, among other factors. By doing so, Shinhan Bank seeks to avoid concentration of loans in risky industries and subject loans to risky industries to heightened monitoring and risk management.

Shinhan Bank further sub-classifies risky industries into two categories: “industries that are generally highly sensitive to economic cycles” and “troubled industries”. Currently, the following industries belong to the former category: real estate, leasing and service; retail and wholesale; construction; and hotel and leisure. Shinhan Bank enforces a conservative cap on the aggregate amount of loans to each such industry, and the business units responsible for exceeding such limits are penalized in their performance evaluations, which would have a negative impact on the pay and promotion of the employees belonging to such units. In addition, since February 2009, Shinhan Bank has halved the discretionary lending limits exercisable by heads of its retail banking branches in approving new loans (excluding refinancing and renegotiated loans) to (i) all customers in the construction industry and (ii) customers in the real estate, hotel and leisure, retail and wholesale, hospitals and clinics, and electric parts manufacturing with a credit rating of BB- or below.

Since July 2009, Shinhan Bank classified shipbuilding, shipping and non-metal mineral manufacturing as “troubled industries”. Shinhan Bank reviews the list annually in consideration of industry forecasts and industry-specific loan default rates, among others. Once an industry is classified as “troubled”, Shinhan Bank reduces its exposure to such industry by applying a discount (usually 70%) to the lending cap that would otherwise have been made available to the borrowers in such industry if it were not classified as “troubled”, and implement enhanced monitoring and other risk management measures. For example, with limited exceptions Shinhan Bank has ceased making any new loans to customers in the shipbuilding industry as the overall amount of outstanding loans to such industry was nearing its cap.

In December 2008, Shinhan Bank established the Corporate Finance Improvement Support Department for more centralized and streamlined monitoring and management of its loans to borrowers in the industries belonging to the two high-risk categories set out above.

Credit Risk Management of Shinhan Card

Major policies for Shinhan Card’s credit risk management are determined by Shinhan Card’s Risk Management Council, and Shinhan Card’s Risk Management Committee is responsible for approving them. Shinhan Card’s Risk Management Council is headed by the Chief Risk Officer, and also comprises of the heads of each business unit, supporting unit and relevant department at Shinhan Card. Shinhan Card’s Risk Management Council convenes at least once every month and may also convene on an ad hoc basis as needed. In order to separate credit policy decision-making from credit evaluation functions, Shinhan Card also has a Risk Management Committee, which evaluates applications for corporate loans exceeding a certain amount and other loans deemed important. Shinhan Card’s Risk Management Committee is comprised of three Non-Standing Directors. Shinhan Card’s Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed.

The risk of loss from default by an obligor or counterparty is Shinhan Card’s greatest risk. Shinhan Card manages credit risk based on the following principles:

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

The following describes the process on how Shinhan Card sets credit limits for credit cards, cash advances and card loans:

•

Credit purchase and cash advance limits — These limits are set based on the applicant’s limit request and Shinhan Card’s credit screening criteria. Except where an accountholder has requested for reduction in the credit purchase and/or cash advance limit, Shinhan Card is required to provide prior notice to the accountholder for any reduction in such accountholder’s limit. However, where the accountholder has defaulted or the accountholder’s credit limit is reduced according to the terms of the card agreement, Shinhan Card is entitled to lower the credit limit before notifying the accountholder.

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

Our market risks arise primarily from Shinhan Bank, and to a lesser extent, Shinhan Investment, our securities trading and brokerage subsidiary, which incurs market risk relating to its trading activities. Shinhan Bank’s Asset & Liability Management Committee, or the ALM Committee, acts as the executive decision-making body in relation to market risks in terms of setting the risk management policies and risk limits in relation to market risks and assets and controlling market risks arising from trading and non-trading activities. This Committee consists of seven executive vice presidents, the head of the Risk Management Department and the head of the Treasury Department of Shinhan Bank. At least on a monthly basis, the ALM Committee reviews and approves reports, which include the position and VaR with respect to Shinhan Bank’s trading activities and the position, VaR, duration gap and market value analysis and net interest income simulation with respect to its non-trading activities. In addition, Shinhan Bank’s Risk Management Department comprehensively manages market risks on an independent basis from Shinhan Bank’s operating departments, and functions as the middle office of Shinhan Bank. Shinhan Bank measures market risk with respect to all assets and liabilities in the bank accounts and trust accounts in accordance with the regulations promulgated by the Financial Services Commission.

Shinhan Investment manages its market risk based on its overall risk limit established by its risk management committee as well as the risk limits and detailed risk management guidelines for each product and department established by its risk management committee. Shinhan Investment’s Risk Management Working Committee is the executive decision-making body for managing market risks related to Shinhan Investment, and determines, among other things, Shinhan Investment’s overall market risk management policies and strategies, and assesses and approves trading activities and limits. In addition, Shinhan Investment’s Risk Management Department manages various market risk limits and monitors operating conditions on an independent basis from Shinhan Investment’s operating departments. Shinhan Investment assesses the adequacy of these limits at least annually. In addition, Shinhan Investment assesses the market risks of its trading assets. The assessment procedure is based on the standard procedures set by the Financial Supervisory Service as well as an internally developed model. Shinhan Investment assesses the risk amount and VaR, and manages the risk by setting a risk limit per sector as well as a VaR limit.

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

We use IFRS numbers on a separate basis for the market risk management of our subsidiaries and, unless otherwise specified, the numbers presented for quantitative market risk disclosure relating to our subsidiaries have been prepared in accordance with IFRS on a separate basis.

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

Shinhan Bank’s net foreign currency open position, which is the difference between its foreign currency assets and liabilities as offset against forward foreign exchange positions, is Shinhan Bank’s foreign exchange risk. The ALM Committee oversees Shinhan Bank’s foreign exchange exposure for both trading and non-trading activities by establishing limits for the net foreign currency open position, loss limits and VaR limits. The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollar, Japanese yen, Euro and Chinese yuan are set in a conservative manner in order to minimize other foreign exchange trading.

Shinhan Investment carries foreign exchange risk in relation to the following product offerings: currency forwards, currency swaps and currency futures. Transactions of such products are centrally monitored and managed by Shinhan Investment’s Fixed Income, Currency & Commodities Department. Shinhan Investment’s Risk Management Administration Committee, which has been delegated the decision-making authority over the approval of foreign exchange-related transactions and limits on the related open positions, manages the related foreign exchange risk by setting nominal limits on the amounts of foreign exchange-related products and monitoring compliance with such limits on a daily basis. As of December 31, 2011, Shinhan Investment’s net open position related to foreign exchange-related products was US$36.3 million, and its open positions related to the sale of U.S. dollar forwards and Won-U.S. dollar futures were US$(52.6) million and US$1.3 million, respectively.

The net open foreign currency positions held by our other subsidiaries are insignificant. In the case of Shinhan Capital, which incurs a considerable amount of foreign exchange exposure from its leasing business, it maintains its net exposure below US$3 million by hedging its foreign exchange positions using forwards and currency swaps.

The following table shows Shinhan Bank’s net foreign currency open positions as of December 31, 2010 and 2011. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
Currency	2010		2011
	(In millions of US$)
U.S. dollars	US$	(621.0)	US$	162.3
Japanese yen		(21.1)		(1.3)
Euro		1.1		(1.3)
Others		556.6		(624.6)

Total	US$	(84.4)	US$	784.2

Equity Risk

Equity risk for Shinhan Bank’s trading activities results from trading equity portfolios of Korean companies and Korea Stock Price Index futures and options. The trading equity portfolio consists of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and nearest-month or second nearest-month futures contracts under strict limits on diversification as well as limits on positions. Shinhan Bank maintains strict scrutiny of these activities in light of the volatility in the Korean stock market. In addition, Shinhan Bank pays close attention to the loss limits. Although Shinhan Bank holds a substantially smaller amount of equity securities than debt securities in its trading accounts, the VaR of trading account equity risk is generally higher than that of trading account interest rate risk due to high volatility in the value of equity securities. As of December 31, 2010 and 2011, Shinhan Bank held (Won)67.0 billion and (Won)106.9 billion, respectively, of equity securities in its trading accounts (including the trust accounts).

Equity risk for Shinhan Investment’s trading activities also results from the trading of equity portfolio of Korean companies and Korea Stock Price Index futures and options. As of December 31, 2010 and 2011, the total amount of equity securities at risk held by Shinhan Investment was (Won)15.1 billion and (Won)15.7 billion, respectively.

Equity positions held by our other subsidiaries are insignificant.

Management of Market Risk from Trading Activities

The following tables present an overview of market risk, measured by VaR, from trading activities of Shinhan Bank and Shinhan Investment, respectively, for the year ended and as of December 31, 2011. For market risk management purposes, Shinhan Bank includes its trading portfolio in bank accounts and assets in trust accounts for which it guarantees principal or fixed return in accordance with the Financial Services Commission regulations.

	Trading Portfolio VaR for the Year 2011
	Average		Minimum		Maximum		As of December 31, 2011
	(In billions of Won)
Shinhan Bank:(1)
Interest rate	(Won)	24.8	(Won)	19.6	(Won)	37.2	(Won)	23.3
Foreign exchange(2)		44.6		10.4		77.1		66.9
Equities		14.6		6.4		24.6		16.5
Option volatility(3)		0.4		0.1		0.9		0.2
Less: portfolio diversification(4)		(41.9)		(6.2)		(73.9)		(43.9)

Total VaR(5)	(Won)	42.5	(Won)	30.3	(Won)	65.9	(Won)	63.0

Shinhan Investment:(1)(6)
Interest rate	(Won)	6.3	(Won)	2.56	(Won)	12.15	(Won)	5.21
Equities		5.3		0.83		12.11		6.44
Foreign exchange		0.7		0.0		3.1		0.1
Option volatility(3)		0.8		0.11		3.4		0.8
Less: portfolio diversification(4)		(5.4)		(1.2)		(12.4)		(4.9)

Total VaR	(Won)	7.7	(Won)	2.3	(Won)	18.4	(Won)	7.7

Notes:

(1)	Shinhan Bank and Shinhan Investment’s ten-day VaR is based on a 99% confidence level.

(2)	Includes both trading and non-trading accounts as Shinhan Bank manages foreign exchange risk on a total position basis.

(3)	Volatility implied from the option price using the Black-Scholes or a similar model.

(4)

Calculation of portfolio diversification effects may occur on different days for different risk components. Total VaRs are less than the simple sum of the risk component VaRs due to offsets resulting from portfolio diversification.

(5)	Includes trading portfolio in Shinhan Bank’s bank accounts and assets in trust accounts for which it guarantees principal or fixed return.

(6)	The average change in market value of the portfolio of Shinhan Investment was (Won)101.3 billion per day in 2011.

Shinhan Bank generally manages its market risk from trading activities of its portfolios on an aggregated basis. To control its trading portfolio market risk, Shinhan Bank uses position limits, VaR limits, stop loss limits, Greek limits and stressed loss limits. In addition, it establishes appropriate limits for investment securities. Shinhan Bank maintains risk control and management guidelines for derivative trading based on the regulations and guidelines promulgated by the Financial Services Commission, and measures market risk from trading activities to monitor and control the risk of its operating divisions and teams that perform trading activities. Shinhan Bank manages VaR measurements and limits on a daily basis based on an automatic interfacing of its trading positions into its market risk measurement system. In addition, Shinhan Bank establishes pre-set loss, sensitivity, investment and stress limits for its trading departments and desks and monitors such limits daily.

Value-at-risk analysis.    Shinhan Bank uses ten-day and one-day VaRs to measure its market risk. Shinhan Bank calculates 10-day VaRs on a daily basis based on data for the previous 12 months for the holding periods of ten days and one-day VARs on a daily basis based on data for the previous 12 months for the holding periods of one day. A ten-day VaR and one-day VaR are statistically estimated maximum amount of loss that can occur for ten days and one day, respectively, under normal market conditions. If a VaR is measured using a 99% confidence level, the actual amount of loss may exceed the expected VaR, on average, once out of every 100 business days, while if a VaR is measured using a 99.9% confidence level, the actual amount of loss may exceed the VaR, on average, once out of 1,000 business days.

Shinhan Bank currently uses the ten-day 99% confidence level-based VaR for purposes of calculating the regulatory capital used in reporting to the Financial Supervisory Service and uses the more conservative ten-day 99.9% confidence level-based VaR for purposes of calculating its “economic” capital used for internal management purposes, which is a concept used in determining the amount of Shinhan Bank’s requisite capital in light of the market risk. In addition, Shinhan Bank also uses the one-day 99% confidence level-based VaR on a supplemental basis for purposes of setting and managing risk limits specific to each desk or team in its operating units as well as for back-testing purposes. The actual amount of losses exceeded VaR at 99% confidence level only five times for Shinhan Bank during the period from January 1, 2010 to December 31, 2011.

Shinhan Investment primarily uses the one-day 99% confidence level-based VaR for managing market risk as this is the norm in the securities industry in Korea. However, since its VaR computation is based on parametric normal distribution, Shinhan Investment also calculates the ten-day 99% VaR by multiplying the one-day 99% VaR by the square root of ten and uses such VaR on a supplemental basis for internal management purposes. The actual amount of losses exceeded VaR at 99% confidence level only twice for Shinhan Investment during the period from January 1, 2010 to December 31, 2011. Shinhan Investment is currently using a variance-covariance methodology called “delta-gamma method” for its overall VaR calculation and uses historical simulation and “Monte Carlo” simulation for stress test and calculation of VaRs for individual risks of options. Variance-covariance method assumes a normal distribution of risks which may underestimate market risk when the distribution of market risk is not normal. This method also does not provide accurate analysis for risks of non-linear products such as options.

Shinhan Bank and Shinhan Investment have used the VaR computing methodology as set out above since prior to our acquisition of these entities and the differences in their computational methodologies are part of such historical legacy. In order to streamline such differences and use a consistent VaR among our operating subsidiaries, we currently plan to adopt starting in 2012 a unified group-wide market risk measurement methodology, which will use the ten-day 99.9% confidence level for calculating the VaR.

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

Shinhan Bank uses seven relatively simple but fundamental scenarios for stress test taking into account four market risk components such as foreign exchange rates, stock prices and Won-denominated and foreign currency-denominated interest rates. For the worst case scenario, we assume instantaneous and simultaneous movements in the four market risk components — depreciation of Won by 20%, decrease in Korea Exchange Composite Index by 30%, and increases in Won-denominated and U.S. dollar-denominated interest rates by 200 basis points and 200 basis points, respectively. In the case of this worst-case scenario, the change in market value of Shinhan Bank’s trading portfolio was a decline of (Won)133 billion as of December 31, 2011. Shinhan Bank performs stress test on a daily basis and reports the results to the ALM Committee and the Risk Management Committee on a monthly basis.

Shinhan Investment uses five scenarios for stress tests, taking into account two market risk components: stock prices (both in terms of stock market indices and ß-based individual stock prices) and interest rates for Won-denominated loans. As of December 31, 2011, for the worst case scenario, which was in the case of instantaneous and simultaneous drops in Korea Stock Price Index 200 by 10% and a 1% point increase in the three-year government bond yield, the change in market value of Shinhan Investment’s trading portfolio was (Won)25.5 billion for one day.

Shinhan Life Insurance conducts a stress test annually based on a “bad” scenario and a “worst-case” scenario, and the results of the stress test include expected losses and impacts on capital adequacy. Shinhan Life Insurance takes preemptive measures on the basis of the results from its stress tests.

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

•

sales of tailor-made derivative products that meet various needs of our corporate customers, principally of Shinhan Bank and Shinhan Investment, and related transactions to reduce their exposure resulting from those sales (in the case of Shinhan Investment, these activities commenced from February 2003 when it acquired the relevant license);

•	taking positions in limited cases when we expect short-swing profits based on our market forecasts; and

•	trading to hedge our interest rate and foreign currency risk exposure as described above.

Market risk from derivatives is not significant for Shinhan Bank since its derivative trading activities involve primarily arbitrage and customer transactions with limited open trading positions.

In relation to our adoption of IAS 39, “Financial Instruments: Recognition and Measurement”, we have implemented internal processes which include a number of key controls designed to ensure that fair value is measured appropriately, particularly where a fair value model is internally developed and used to price a significant product.

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

See “Item 5.A. Operating Results — Critical Accounting Policies” and Note 4 of the notes to our consolidated financial statements.

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

Interest Rate Risk Management

The principal objectives of Shinhan Bank’s interest rate risk management are to generate stable net interest income and to protect Shinhan Bank’s net asset value against interest rate fluctuations. Through its asset and liability management system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and net present value and net interest income simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate earnings at risk (“EaR”) limits and interest rate gap ratio limits. Shinhan Bank measures its interest rate VaR and interest rate EaR based on a simulated estimation of the maximum decrease in net asset value and net interest income in a one-year period based on various scenario analyses of historical interest rates. The ALM Committee sets out Shinhan Bank’s interest rate risk limits at least annually and the Risk Management Department monitors Shinhan Bank’s compliance with these limits and reports the monitoring results to the ALM Committee on a monthly basis. Shinhan Bank uses interest rate swaps to control its interest rate exposure limits.

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

The following tables show Shinhan Bank’s interest rate gaps as of December 31, 2011 for (1) Won-denominated non-trading bank accounts, including derivatives for the purpose of hedging and (2) foreign currency-denominated non-trading bank accounts, including derivatives for the purpose of hedging.

Won-denominated non-trading bank accounts(1)

	As of December 31, 2011
	0-3 Months		3-6 Months		6-12 Months		1-2 Years		2-3 Years		Over 3 Years		Total
	(In billions of Won, except percentages)
Interest-earning assets	(Won)	103,496	(Won)	35,176	(Won)	10,951	(Won)	10,807	(Won)	8,875	(Won)	13,072	(Won)	182,377
Fixed rates		23,159		6,839		9,175		9,289		6,307		9,394		64,163
Floating rates		79,946		27,487		1,048		683		1,068		1,848		112,080
Interest rate swaps		390		850		728		835		1,500		1,830		6,133
Interest-bearing liabilities	(Won)	92,852	(Won)	20,514	(Won)	33,483	(Won)	11,406	(Won)	7,918	(Won)	13,049	(Won)	179,222
Fixed liabilities		47,148		17,337		32,974		11,272		7,838		12,317		128,886
Floating liabilities		39,571		3,177		509		135		80		732		44,204
Interest rate swaps		6,133		—		—		—		—		—		6,133
Sensitivity gap		10,644		14,662		(25,058)		(599)		957		23		3,156
Cumulative gap		10,644		25,306		248		(351)		606		629		629
% of total assets		5.84%		13.88%		0.14%		(0.19)%		0.33%		0.35%		0.35%

Foreign currency-denominated non-trading bank accounts(1)

	As of December 31, 2011
	0-3 Months	3-6 Months	6-12 Months	1-3 Years	Over 3 Years	Total
	(In millions of US$, except percentages)
Interest-earning assets	$15,134	$3,648	$1,582	$1,325	$2,951	$24,640
Interest-bearing Liabilities	12,743	2,930	3,536	2,941	2,988	25,138
Sensitivity gap	2,392	718	(1,954)	(1,616)	(37)	(497)
Cumulative gap	2,392	3,110	1,156	(460)	(497)	(497)
% of total assets	9.71%	12.62%	4.69%	(1.87)%	(2.02)%	(2.02)%

Note:

(1)	Includes merchant banking accounts.

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

The following tables show duration gaps and market values of Shinhan Bank’s Won-denominated interest-earning assets and interest-bearing liabilities in its not-trading accounts as of December 31, 2011 and changes in these market values when interest rate increases by one percentage point.

Duration as of December 31, 2011 (for non-trading Won-denominated bank accounts(1))

Duration as of December 31, 2011
(In months)
Interest-earning assets	9.82
Interest-bearing liabilities	8.25
Gap	1.90

Market Value as of December 31, 2011 (for non-trading Won-denominated bank accounts(1))

	Market Value as of December 31, 2011
	Actual		1% Point Increase		Changes
	(In billions of Won)
Interest-earning assets	(Won)	186,858	(Won)	185,489	(Won)(1,369)
Interest-bearing liabilities		180,754		179,612	(1,142)
Gap		6,103		5,876	(227)

Note:

(1)	Includes merchant banking accounts and derivatives for the purpose of hedging.

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

The following tables illustrate by way of an example the simulated changes in Shinhan Bank’s annual net interest income for 2011 with respect to Won-denominated interest-earning assets and interest-bearing liabilities, using Shinhan Bank’s net interest income simulation model, when it assumes (a) the maturity structure and funding requirement of Shinhan Bank as of December 31, 2011 and (b) the same interest rates as of December 31, 2011 and a 1% point increase or decrease in the interest rates.

	Simulated Net Interest Income for 2011 (For Non-Trading Won-Denominated Bank Accounts(1))
	Assumed Interest Rates						Change in Net Interest Income			Change in Net Interest Income
	No Change		1% Point Increase		1% Point Decrease		Amount (1% Point Increase)		% Change (1% Point Increase)	Amount (1% Point Decrease)	% Change (1% Point Decrease)
	(In billions of Won, except percentages)
Simulated interest income	(Won)	9,702	(Won)	10,736	(Won)	8,669	(Won)	1,034	10.65%	(Won)(1,034)	(10.65)%
Simulated interest expense		5,604		6,539		4,670		935	16.86%	(935)	(16.86)%
Net interest income		4,098		4,197		3,999		99	2.41%	(99)	(2.41)%

Note:

(1)	Excludes Merchant Banking account and derivatives for the purpose of hedging.

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

Interest Rate VaRs for Non-trading Assets and Liabilities

Shinhan Bank measures VaRs for interest rate risk from non-trading activities on a monthly basis. The following table shows, as of and for the year ended December 31, 2011, the VaRs of interest rate mismatch risk for other assets and liabilities, which arises from mismatches in the re-pricing dates of Shinhan Bank’s non-trading interest-earning assets and interest-bearing liabilities including available-for-sale investment securities. Under the Financial Services Commission regulations, Shinhan Bank includes in calculation of these VaRs interest-earning assets and interest-bearing liabilities in its bank accounts and its merchant banking accounts.

	VaR for the Year 2011(1)
	Average		Minimum		Maximum		As of December 31
	(In billions of Won)
Interest rate mismatch — non-trading assets and liabilities	(Won)	293	(Won)	259	(Won)	335	(Won)	295

Note:

(1)	One-year VaR results with a 99% confidence level.

Interest Rate Risk for Other Subsidiaries

Shinhan Card also monitors and manages its interest rate risk for all its interest-bearing assets and liabilities (including off-balance sheet items) in terms of impact on its earnings and net asset value from changes in interest rates. Shinhan Card primarily uses interest rate VaR and EaR analyses to measure its interest rate risk.

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

Equity Risk

Substantially all of Shinhan Bank’s equity risk results from its portfolio of stocks of Korean companies. As of December 31, 2011, Shinhan bank held an aggregate amount of (Won)35.8 billion of equity interest in unlisted foreign companies (including (Won)19.9 billion invested in unlisted private equity funds).

The equity securities in Won held in Shinhan Bank’s investment portfolio consist of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and certain non-listed stocks. Shinhan Bank measures VaRs for all of these equity securities but does not manage most of the related risk using VaR limits, as most of these securities are held for reasons other than normal investment purposes. As of December 31, 2011, Shinhan Bank held equity securities in an aggregate amount of (Won)605.5 billion in its non-trading accounts, including equity securities in the amount of (Won)494.6 billion that it held, among other reasons, for management control purposes and as a result of debt-to-equity conversion as a part of reorganization proceedings of the companies to which it had extended loans.

As of December 31, 2011, Shinhan Bank did not hold any Won-denominated convertible bonds and foreign currency-denominated exchangeable bonds in its non-trading accounts. Shinhan Bank does not measure equity risk with respect to convertible and exchangeable bonds and the interest rate risk of these bonds are measured together with the other debt securities. As such, Shinhan Bank measures interest rate risk VaRs but not equity risk VaRs for these equity-linked securities.

The following table shows the VaRs of Shinhan Bank’s equity risk for listed equity for the year and as of December 31, 2011

	VaR for the Year 2011(1)
	Average		Minimum		Maximum		As of December 31
	(In billions of Won)
Listed equities	(Won)	14.6	(Won)	6.4	(Won)	24.6	(Won)	16.5

Note:

(1)	Ten-day VaR results with a 99.9% confidence level.

Liquidity Risk Management

Liquidity risk is the risk of insolvency, default or loss due to disparity between inflow and outflow of funds, including having to obtain funds at a high price or to dispose of securities at an unfavorable price due to lack of available funds or losing attractive investment opportunities. Each of our subsidiaries seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the groupwide level, we manage our liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, our group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. In addition, in order to preemptively and comprehensively manage liquidity risk, we measure and monitor liquidity risk management using various indices, including the “limit management index”, “early warning index” and “monitoring index”.

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

The following tables show Shinhan Bank’s liquidity status and limits for Won-denominated and foreign currency-denominated accounts (including derivatives and merchant banking accounts) as of December 31, 2011 in accordance with the regulations of the Financial Services Commission.

Shinhan Bank’s Won-denominated accounts (including derivatives and merchant banking accounts)

	As of December 31, 2011
Won-Denominated Accounts	0-1 Months		1-3 Months		3-6 Months		6-12 Month		1-3 Years		Over 3 years		Sub- standard or below		Total
	(In billions of Won, except percentages)
Assets:	(Won)	56,609	(Won)	21,980	(Won)	30,131	(Won)	42,563	(Won)	23,711	(Won)	48,798	(Won)	1,676	(Won)	225,468
Liabilities:		46,635		19,706		17,007		52,865		17,144		52,723		—		206,080
For one month or less:
Liquidity gap		9,974
Liquidity ratio		121,39%
Limit		100.00%

Shinhan Bank’s foreign currencies-denominated accounts (including derivatives and merchant banking accounts)

	As of December 31, 2011
Foreign Currencies Denominated Accounts:	7 Days or Less	1 Month or Less	3 Months or Less	6 Months or Less	12 Months or Less	Total Before Sub-Standard or Below(1)	Sub- Standard or Below	Total
	(In millions of US$, except percentages)
Assets:	$7,114	$8,256	$10,378	$9,043	$6,533	$7,872	$144	$49,340
Liabilities	5,464	7,707	9,083	6,186	8,312	12,231	—	48,983
For three months or less:
Assets			25,748
Liabilities			22,254
Liquidity ratio			115.70%
Limit			85.00%

Note:

(1)	Cumulative total of accounts, including accounts over one year, but excluding accounts that are sub-standard or below.

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

Shinhan Card manages its liquidity risk according to the following principles: (i) it must be able to provide a sufficient volume of necessary funding in a timely manner at a reasonable cost, (ii) it must establish an overall liquidity risk management strategy, including in respect of liquidity management targets, policy and internal control systems, and (iii) it must manage its liquidity risk in conjunction with other risks based on a comprehensive understanding of the interaction among the various risks. As for any potential liquidity shortage at or near the end of each month, Shinhan Card maintains liquidity at a level sufficient to withstand credit shortage for three months. In addition, Shinhan Card manages liquidity risk by defining and managing various indicators of liquidity risk, such as the actual liquidity gap ratio (in relation to the different maturities for assets as compared to liabilities), the liquidity buffer ratio, the maturity repayment ratio, the ratio of actual funding compared to budgeted funding and the ratio of asset-backed securities to total borrowings, at different risk levels of “caution”, “unstable” and “at risk”, and we also have contingency plans in place in case of any emergency or crisis. In managing its liquidity risks, Shinhan Card focuses on a prompt response system based on periodic monitoring of the relevant early signals, stress testing and contingency plan formulations. Shinhan Card identifies its funding needs on a daily, monthly, quarterly and annual basis based on the maturity schedule of its liabilities as well as short-term liquidity needs, based upon which it formulates its funding plans using diverse sources such as corporate debentures, commercial papers, asset-backed securitizations and credit line facilities. Shinhan Card also has in place master asset-backed securitization arrangements through which it can securitize assets with minimum delay, and when entering into asset-backed securitizations, it provides sufficient credit enhancements to avoid triggering early amortization events. In addition, Shinhan Card formulates long-term funding plans with a time horizon of three years, enters into derivative arrangements to hedge interest rate- and foreign currency-related risks and conducts pre-transaction risk analyses before entering into any new type of derivative arrangements.

Furthermore, Shinhan Card also manages its liquidity risk within the limits set on Won accounts in accordance with the regulations of the Financial Services Commission. Under the Specialized Credit Financial Business Act and the regulations thereunder, credit card companies in Korea are required to maintain a Won liquidity ratio of at least 100.0%.

The following tables show Shinhan Card’s liquidity status and limits for Won-denominated accounts as of December 31, 2011 in accordance with the regulations of the Financial Services Commission.

Shinhan Card’s Won-denominated accounts

Won-Denominated Accounts	7 Days or Less		1 Months or less		3 Months or less		6 Months or less		1 Year or less		Over 1 Year		Total
Assets	(Won)	2,317	(Won)	10,262	(Won)	15,417	(Won)	17,624	(Won)	19,526	(Won)	3,065	(Won)	22,592
Liabilities		577		2,557		3,418		4,675		6,083		9,792		15,875
Liquidity ratio		401.4%		401.4%		451.1%		376.9%		321.0%		31.3%		142.3%

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

Operational Risk Management

Operational risk is difficult to quantify and subject to different definitions. The Basel Committee defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from other external events. Similarly, we define operational risk as the risks related to our overall management other than credit risk, market risk, interest rate risk and liquidity risk. These include risks arising from system failure, human error or non-adherence to policy and procedures, from fraud or inadequate internal controls and procedures or from environmental changes, resulting in financial and non-financial loss, including reputational loss. We monitor and assess operational risks related to our business operations, including administrative risk, information technology risk, managerial risk, legal risk and reputation risk, with a view to minimizing such losses.

Our holding company’s Audit Committee, which consists of three independent directors, two of whom are accounting or financial experts as required by internal control regulations under the Financial Holding Company Act, oversees and monitors our operational compliance with legal and regulatory requirements. The Audit

Committee also oversees management’s operations and may, at any time it deems appropriate, demand additional operations-related reporting from management and inspect our asset condition. At the holding company level, we define each subsidiary’s operational process and establish an internal review system applicable to each subsidiary. Each subsidiary’s operational risk is internally monitored and managed at the subsidiary level and the Group Internal Audit Department at our holding company, which reports to our Audit Committee, continuously monitors the integrity of our subsidiaries’ operational risk management system. Our holding company’s board of directors and the Group Risk Management Committee establish our basic policies for operational risk management at the group level. The Group Internal Audit Department at our holding company is directly responsible for overseeing our operational risk management with a focus on legal, regulatory, operational and reputational risks. The Group Internal Audit Department audits both our and our subsidiaries’ operations and asset condition in accordance to our annual audit plan, which is approved by the Audit Committee, and submits regular reports to the Audit Committee pursuant to our internal reporting system. If the Group Internal Audit Department discovers any non-compliance with operational risk procedures or areas of weaknesses, it promptly alerts the business department in respect of which such non-compliance was discovered and demands implementation of corrective measures. Implementation of such corrective measures is subsequently reviewed by the Group Internal Audit Department.

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

As of December 31, 2011, Shinhan Bank has conducted risk control self-assessments on its departments as well as domestic and overseas branch offices, from which it collects systematized data on all of its branch offices, and uses the findings from such self-assessments to improve the procedures and processes for the relevant departments or branch offices. In addition, Shinhan Bank has accumulated risk-related data since 2003, improved the procedures for monitoring operational losses and is developing risk simulation models. In addition, Shinhan Bank selects and monitors, at the department level, approximately 183 key risk indicators.

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

As for Shinhan Investment, its audit department conducts an annual inspection as to whether the internal policy and procedures of Shinhan Investment relating to its overall operational risk management are being effectively complied. The inspection has a particular focus on the appropriateness of the scope of operational risks and the collection, maintenance and processing of relevant operating data.

General audits, special audits, day-to-day audits and real-time monitoring audits are performed by our examiners, and self-audits are performed by the self-auditors of the relevant operational departments.

In addition to internal audits and inspections, the Financial Supervisory Service conducts general annual audits of our and our subsidiaries’ operations. The Financial Supervisory Service also performs special audits as the need arises on particular aspects of our and our subsidiaries’ operations such as risk management, credit monitoring and liquidity. In the ordinary course of these audits, the Financial Supervisory Service routinely issues warning notices where it determines that a regulated financial institution or such institution’s employees have failed to comply with the applicable laws or rules, regulations and guidelines of the Financial Supervisory Service. We and our subsidiaries have in the past received, and expect in the future to receive, such notices and we have taken and will continue to take appropriate actions in response to such notices. For example, in January 2009, we reported to the Financial Supervisory Service that an employee at a regional branch of Shinhan Bank had embezzled approximately (Won)22.0 billion of Shinhan Bank’s funds, of which we recovered approximately (Won)4.7 billion. With regard to this incident, the Financial Supervisory Service has issued a “cautionary warning” to Shinhan Bank’s Chief Executive Officer and has imposed punitive measures against the officers and employees who were involved with the incident. In June 2010, the Financial Supervisory Service issued a notice to implement certain remedial measures and accordingly, Shinhan Bank implemented a policy to issue balance certificates as part of its “Fund Deposit Balance Information Service” and improved its operational processes. In an effort to further strengthen its internal control system, Shinhan Bank has established more detailed parameters to define each unit manager’s internal control responsibilities, scope and periods.

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

Supervision and Regulation

Principal Regulations Applicable to Financial Holding Companies

General

The Korean financial holding companies and their subsidiaries are regulated by the Financial Holding Companies Act (last amended on June 8, 2010, Law No. 10361). In addition, Korean financial holding companies and their subsidiaries are subject to the regulations and supervision of the Financial Services Commission and the Financial Supervisory Service.

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

For regulatory reporting purposes, we maintain allowances for credit losses on the following loan classifications that classify corporate and retail loans as required by the Financial Services Commission. In making these classifications, we take into account a number of factors, including the financial position, profitability and transaction history of the borrower, the value of any collateral or guarantee taken as security for the extension of credit, probability of default and loss amount in the event of default. This classification method, and our related provisioning policy, is intended to reflect the borrower’s capacity to repay. To the extent there is any conflict between the Financial Services Commission guidelines and our internal analysis in such classifications, we adopt whichever is more conservative.

The following table sets forth loan classifications according to the guidelines of the Financial Services Commission.

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

In accordance with the Regulations for the Supervision of Financial Institutions, we establish regulatory reserve for loan loss in the amount of the difference between allowance for credit losses as calculated pursuant to our provisioning policy in accordance with IFRS and allowance for credit losses based on the loan classifications set forth above as required by the Financial Services Commission. In determining consolidated equity capital ratio, we deduct regulatory reserve for loan loss from equity capital.

Liquidity

All financial holding companies are required to match the maturities of their assets to those of liabilities in accordance with the Financial Holding Companies Act in order to ensure liquidity. Financial holding companies are required to submit quarterly reports regarding their liquidity to the Financial Supervisory Service and must:

•	maintain a Won liquidity ratio (defined as Won assets due within one month, including marketable securities, divided by Won liabilities due within three months) of not less than 100%;

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

Financial Exposure to Any Single Customer and Major Shareholders

Subject to certain exceptions, the total sum of credit (as defined in the Presidential Decree of the Financial Holding Companies Act, the Bank Act, the Presidential Decree of the Financial Investment Services and Capital Markets Act, the Insurance Act, the Mutual Savings Bank Act and the Specialized Credit Financial Business Act, respectively) of a financial holding company and its direct and indirect subsidiaries which are banks, merchant banks or securities companies (“Financial Holding Company Total Credit”) extended to a single group of companies that belong to the same conglomerate as defined in the Monopoly Regulations and Fair Trade Act will not be permitted to exceed 25% of the Net Total Equity Capital.

“Net Total Equity Capital” for the purpose of the calculation of financial exposure to any single customer and Major Shareholder (as defined below) as applicable to us and our subsidiaries is defined under the Presidential Decree of the Financial Holding Companies Act as

(a) the sum of:

(i) in the case of a financial holding company, the shareholders’ equity as defined under Article 24-3, Section 7(2) of the Presidential Decree of the Financial Holding Companies Act, which represents the difference between the total assets less total liabilities on the balance sheet as of the end of the most recent quarter;

(ii) in the case of a bank, the shareholders’ equity as defined under Article 2, Section 1(5) of the Bank Act, which represents the sum of Tier I and Tier II capital amounts determined according to the standards set by the BIS;

(iii) in the case of a financial investment company, the shareholders’ equity as defined under Article 37, Section 3 of the Presidential Decree of the Financial Investment Services and Capital Markets Act, which represents the total shareholders’ equity as adjusted as determined by the Financial Services Commission, such as the amount of increase or decrease in paid-in capital after the end of the most recent fiscal year;

(iv) in the case of an insurance company, the shareholders’ equity as defined under Article 2, Section 15 of the Insurance Act, which represents the sum of items designated by the Presidential Decree,

such as paid-in-capital, capital surplus, earned surplus and any equivalent items, less the value of good will and other equivalent items;

(v) in the case of a mutual savings bank, the shareholders’ equity as defined under Article 2, Section 4 of the Mutual Savings Bank Act, which represents the sum of Tier I and Tier II capital amounts determined in accordance with the standards set by the Bank for International Settlements; and

(vi) in the case of a credit card company or a specialty credit provider, the shareholders’ equity as defined under Article 2, Section 19 of the Specialized Credit Financial Business Act, which represents the sum of the items designated by the Presidential Decree, such as paid-in-capital, capital surplus, earned surplus and any equivalent items;

(b) less the sum of:

(i) the amount of shares in direct and indirect subsidiaries held by the financial holding company; and

(ii) the amount of shares in the direct and indirect subsidiaries that are cross-held by such subsidiaries;

(iii) the amount of shares in the financial holding company held by its direct and indirect subsidiaries.

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

Restrictions on Transactions Between a Financial Holding Company and its Major Shareholder

A bank holding company and its direct and indirect subsidiaries are prohibited from acquiring (including acquisition by a trust account of its subsidiary bank) shares issued by such bank holding company’s Major Shareholder in excess of 1% of the Net Total Equity Capital. In addition, the financial holding company and its direct and indirect subsidiaries which intend to acquire shares issued by such Major Shareholder not less than the lesser of (i) the amount equivalent to 0.1% of the Equity Capital or (ii) (Won)5 billion, with respect to a single transaction, must obtain prior unanimous board resolutions and then, immediately after the acquisition, must file a report with the Financial Services Commission and publicly disclose the filing of such report (for example, through a website).

Restrictions on Financial Holding Company Ownership

Under the Financial Holding Companies Act, foreign financial institutions are permitted to establish financial holding companies in Korea. Pursuant to the Presidential Decree of the Financial Holding Companies Act, a foreign financial institution can control a financial holding company if, subject to satisfying certain other conditions, it, together with its specially-related persons, holds 100% of the total shares in the financial holding company.

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

Financial Investment Services and Capital Markets Act

General

The Financial Investment Services and Capital Markets Act, which became effective in February 2009, categorizes capital markets-related business into six different functions, as follows:

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

License System

Financial Investment Companies are able to choose what Financial Investment Business to engage in (through the “check the box” method set forth in the relevant license application), by specifying the desired (i) Financial Investment Business, (ii) financial investment product and (iii) target customers to which financial investment products may be sold (i.e., general investors or professional investors). Licenses will be issued under the specific business sub-categories described above. For example, it would be possible for a Financial Investment Company to obtain a license to engage in the Financial Investment Business of (i) dealing (ii) over the counter derivatives products (iii) only with professional investors.

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

Under the Regulation on the Supervision of the Banking Business and the Detailed Regulations promulgated thereunder, Korean banks apply the following risk-weight ratios in respect of their home mortgage loans:

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

In Korea, Basel II, a convention entered into by the Basel committee in June 2004 for the purpose of improving risk management and increasing capital adequacy of banks, was implemented in January 2008. Pursuant to Basel II, operational risk, such as inadequate procedure, loss risk by employees, internal system, occurrence of unexpected event, as well as credit risk and market risk, is taken into account in calculating the risk-weighted assets, in addition to maintaining the capital adequacy ratio of 8% for banks. Under Basel II, the capital requirements for credit risk can be calculated by the internal rating based (IRB) approach or the standardized approach.

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

Furthermore, under the Regulation on the Supervision of the Banking Business, banks must maintain allowances for credit losses in respect of their confirmed guarantees (including confirmed acceptances) and outstanding non-used credit lines as of the settlement date in an aggregate amount calculated at the same rates applicable to normal, precautionary, substandard and doubtful credits comprising their outstanding loans and other credits as set forth above.

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

Loan-to-Deposit Ratio

In December 2009, the Financial Supervisory Service announced that it would introduce a new set of regulations on the loan-to-deposit ratio by amending the Regulation on the Supervision of the Banking Business (“RSBB”) upon its determination that the overall liquidity of banks in Korea had become unstable due to the ongoing increase in the loan-to-deposit ratio resulting from banks expanding their asset size too competitively by granting mortgages on houses and loans to small- and medium-sized enterprises over the last couple of years. The RSBB, which was amended as of August 18, 2010 and is scheduled to take effect from January 1, 2014, requires banks with Won-denominated loans of more than (Won)2 trillion in value to maintain a ratio of Won-denominated loans to Won-denominated deposits lower than 1:1. In practice, however, the Financial Supervisory Service is instructing relevant banks to comply with this newly enacted loan-to-deposit ratio by the end of June 2012. Shinhan Bank’s loan-to-deposit ratio as of December 31, 2011 was 98.9%.

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

Interest Rates

Korean banks remain dependent on the acceptance of deposits as their primary source of funds. Currently, there are no legal controls on interest rates on bank loans in Korea except for the cap of 39% on the default interest rate under the Act on Lending Business.

Lending to Small- and Medium-sized Enterprises

When commercial banks (including Shinhan Bank) make Won-denominated loans to certain start-up, venture, innovative and other strategic small- and medium-sized enterprises specially designated by the Bank of Korea as “priority borrowers”, the Bank of Korea generally provides the underlying funding to these banks at concessionary rates for up to 50% of all such loans made to the priority borrowers subject to a monthly-adjusted limit prescribed by the Bank of Korea (currently (Won)5 trillion) provided that if such loans to priority borrowers made by all commercial banks exceed the prescribed limit for a given month, the concessionary funding for the following month will be allocated to each commercial bank in proportion to such bank’s lending to priority borrowers two months prior to the time of such allocation, which has the effect that, if a particular bank lags other banks in making loans to priority borrowers, the amount of funding such bank can receive from the Bank of Korea at concessionary rates will be proportionately reduced.

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

Restrictions on Bank Ownership

Under the Banking Act, subject to certain exceptions, a single shareholder and persons who stand in a special relationship with such shareholder (as described in the Presidential Decree to the Banking Act) may acquire beneficial ownership of up to 10% of a national bank’s total issued and outstanding shares with voting rights and up to 15% of a regional bank’s total issued and outstanding shares with voting rights. The government, the Korea Deposit Insurance Corporation and financial holding companies qualifying under the Financial Holding Companies Act are not subject to such ceilings. However, non-financial business group companies — namely, (1) any same shareholder group with an aggregate net assets of all non-financial companies belonging to such group of not less than 25% of the aggregate net assets of all corporations that are members of such group; (2) any group with aggregate assets of all non-financial companies belonging to such group of not less than (Won)2 trillion; (3) any mutual fund in which a same shareholder group, as described in items (1) and (2) above, owns more than 9% of the total shares issued and outstanding; (4) a private equity fund (under the Financial Investment Services and Capital Markets Act) where (i) the general partner of such private equity fund, (ii) the limited partner whose equity holding ratio in such private equity fund is 18% or more, or (iii) the limited partners, being member companies of a single group of companies that belong to the same conglomerate as defined in the Monopoly Regulations and Fair Trade Act, whose aggregate equity holding ratio in such private equity fund is 36% or more falls under either of item (1) to (3) above; or (5) a special purpose company of a private equity fund where a private equity fund, as described in item (4) above, owns 9% or more of the special purpose company’s issued and outstanding shares or has actual control over the major business affairs of the special purpose company through, for example, appointment and dismissal of the officers — may not acquire beneficial ownership of shares of a national bank in excess of 4% of such bank’s outstanding voting shares, provided that such non-financial business group companies may acquire beneficial ownership of:

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

Trust Business

A bank that intends to enter into the trust business must obtain the approval of the Financial Services Commission. Trust activities of banks are governed by the Financial Investment Services and Capital Markets Act. Banks engaged in the banking business and trust business are subject to certain legal and accounting procedures requirements, including the following:

•

under the Banking Act, the Financial Investment Services and Capital Markets Act and the Trust Act, assets accepted in trust by a bank in Korea must be segregated from its other assets in the accounts of such bank; accordingly, banks engaged in the banking and trust businesses must maintain two separate accounts, the “banking accounts” and the “trust accounts,” and two separate sets of records which provide details of their banking and trust businesses, respectively; and

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

Recently, regulatory authorities are encouraging financial institutions to lower the ATM usage fees in order to decrease the financial expense burden on consumers. Further, in light of the increasing household debt, regulatory authorities are encouraging financial institutions to gradually increase the proportion of the principal of retail loans that are subject to the fixed interest rates from the currently effective proportion of 10% of the principal amount to 15% and 30% by 2012 and 2016, respectively.

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

Restrictions on Scope of Business

Under the Specialized Credit Financial Business Act, a credit card company may conduct only the following types of business: (i) credit card business as licensed or other specialized credit finance businesses as registered pursuant to the Specialized Credit Financial Business Act; (ii) the businesses ancillary to the credit card business, (for example, providing cash advance loans to existing credit card holders, issuing and settling of debit cards and issuing, selling and settling of pre-paid cards); (iii) provision of unsecured or secured loans; (iv) provision of discount on notes; (v) purchase, management and collection of account receivables originated by companies in the course of providing goods and services; (vi) provision of payment guarantee; (vii) asset management business under the Asset Backed Securitization Act; (viii) credit investigation; and (ix) other incidental businesses related to the foregoing. Under the Specialized Credit Financial Business Act, a credit card company’s scope of business includes “businesses that utilize existing manpower, assets or facilities in a credit card company, as designated by the Financial Services Commission.” Under the current regulation established by the Financial Services Commission, a credit card company may engage in various types of business including, but not limited to,

e-commerce, operation of insurance agency, delegation of card issuance, supply of payment settlement system, loan brokerage and brokerage of collective investment securities.

A credit card company’s average balance of claim amounts arising from the advance of loans to credit card holders (excluding such claims arising from the re-advance of loans to credit card holders following a change in the maturity or interest rate of such loans as part of a debt restructuring) as of the end of each quarter may not exceed the sum of the following amounts:

•	Average balance of claims during a quarter arising from the purchase of goods or services by credit card holders with credit cards; and

•	Amount of debit card usage during a quarter by debit card members.

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

Disclosure and Reports

Pursuant to the Specialized Credit Financial Business Act and the regulations thereof, the ordinary disclosure requirement for a credit card company is to disclose any material matters relating to management performance, profits and losses, corporate governance, competence of the employees or risk management within three months from the end of each fiscal year and within two months from the end of the first half of the fiscal year. In addition, a credit card company is required to disclose on an on-going basis certain matters such as the occurrence of non-performing loans, a financial incident or losses exceeding certain amounts. In addition, under the regulations issued by the Financial Services Commission, a credit card company or a licensed bank engaging in the credit card business must submit such report as required by the Governor of the Financial Supervisory Service, with certain important matters being reported as frequently as each month. In addition, all companies engaged in the specialized credit financial business under the Specialized Credit Financial Business Act, including, without limitation, credit card companies, must file a report to the Financial Supervisory Service regarding the result of settlement of accounts within one month after the end of its fiscal year. Also, these companies are required to conduct a provisional settlement of accounts for each quarter and file a report to the Financial Supervisory Service within one month after the end of such quarter.

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

Lending Ratio in Ancillary Business

Pursuant to the Presidential Decree to the Specialized Credit Financial Business Act, as amended in December 2003, a credit card company or a licensed bank engaged in the credit card business, as the case may be, must maintain an aggregate quarterly average outstanding lending balance to credit card holders (including cash advances and credit card loans, but excluding restructured loans and revolving cash advances) no greater than its aggregate quarterly average outstanding credit card balance arising from the purchase of goods and services (excluding receivables arising from the purchase of goods and services by specially-related persons using “exclusive use card for business purposes,” as defined in the Tax Incentives Limitation Act) plus its aggregate quarterly amount of payments made by members using their debit cards.

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

In addition, a credit card company or a licensed bank engaged in the credit card business, as the case may be, may not engage in the following methods of soliciting credit card holders: (i) providing economic benefits or conditioning such benefits in excess of 10% of the annual credit card fee (in the case of no-annual fee credit cards, the average annual fees will be (Won)10,000) in connection with issuance of credit cards; (ii) solicitation on streets and private roads as prescribed under the Road Act and Private Road Act, public place and corridors used by the general public; (iii) solicitation through visits, except those visits made upon prior consent and visits to a business area; (iv) solicitation through pyramid sales methods; and (v) solicitation through the Internet, as further discussed below.

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

Net Operating Equity = Net assets (total assets - total liabilities) - the total of items that may be deducted + the total of items that may be added

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

In addition to the minimum capital requirement, an insurance company is required to maintain a Solvency Margin Ratio of 100% or more. “Solvency Margin Ratio” is the ratio of the Solvency Margin to the Standard Amount of the Solvency Margin. Solvency Margin is the aggregate amount of paid-in capital, reserve for dividends to policyholders, allowance for bad debt and subordinated debt amount and others similar thereto as set out in the regulation of the Financial Services Commission, less non-amortized acquisition costs, goodwill and others similar thereto as appearing in the regulation of the Financial Services Commission. The Standard Amount of Solvency Margin for life insurance companies is defined under the regulation of the Financial Services Commission and is required to comply with the risk based capital regime.

Under the Insurance Business Act, the Presidential Decree and other regulations thereunder, for each accounting period, insurance companies are required to appropriate policy reserve that is earmarked for future payments of insurance money, refund and dividends to policyholders (hereinafter collectively referred to as “Insurance Money”) for each insurance contract. However, if an insurance company has reinsured a portion of its insurance contracts with a creditworthy reinsurance company in order to lower its overall risk, in principle, the insurance company is not required to appropriate policy reserve for the reinsured contracts. Instead, the reinsurance company is required to appropriate such policy reserve for the reinsured contracts. However, if an insurance company transfers more than 50% of its risk to a reinsurance company, the amount of risk transferred in excess of 50% will be disallowed for purposes of calculating the solvency margin ratio. In particular, if the ratio of the risks transferred to the reinsurance company to the total risks insured by an insurance company exceeds 50%, such insurance company will be required to have net assets in relation to such risks transferred in excess of the 50% threshold for purposes of the solvency margin requirement. The Insurance Business Act was amended on January 24, 2011 to classify the insurance products into two categories: (i) reportable insurance products and (ii) voluntary insurance products. Under this amendment, only the changes to the terms and conditions of the reportable insurance products require a prior report and approval from the Financial Supervisory Service and the voluntary insurance products can be sold without prior approval from the Financial Supervisory Service. The policy reserve needs to be appropriated in accordance with the policy reserve calculation method for each insurance product as stipulated in amended Insurance Business Act.

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

U.S. Regulations

As substantially all of our and our subsidiaries’ operations are in Korea, we are primarily subject to the regulations and supervision of the Financial Services Commission and the Financial Supervisory Service. Our subsidiaries, however, have limited operations in the United States and therefore, their U.S. operations are regulated and supervised by the relevant authorities in the United States.

U.S. Banking Regulations

Our operations in the United States are subject to a variety of regulatory regimes. Shinhan Bank maintains an uninsured state branch in New York, which is licensed by the state banking authority of the State of New York. Shinhan Bank’s New York branch is subject to regulation and examination by its licensing authority, the New York State Department of Financial Services (“Department”). In addition, the Board of Governors of the Federal Reserve System (the “Federal Reserve”) exercises examination and regulatory authority over our U.S. branch. We also maintain a non-member state chartered bank, Shinhan Bank America, which is regulated by the Department, as its chartering authority, and by the Federal Deposit Insurance Corporation (“FDIC”), as its primary federal banking regulator and as the insurer of its deposits. The regulation of our U.S. branch and subsidiary imposes restrictions on their respective activities, as well as prudential restrictions, such as limits on extensions of credit to a single borrower, including our subsidiaries and affiliates.

Shinhan Bank’s U.S. Branch

The licensing authority of Shinhan Bank’s U.S. branch has the authority, in certain circumstances, to take possession of the business and property of Shinhan Bank located in the state of the office it licenses. Such circumstances generally include violations of law, unsafe business practices and insolvency. As a result, if the Department exercised its authority over the New York branch of Shinhan Bank, all assets of Shinhan Bank located in New York would generally be applied first to satisfy creditors of the New York branch. Any remaining assets would be applied to satisfy creditors of other U.S. offices of Shinhan Bank, and any residual assets would then be made available for application pursuant to any Korean insolvency proceeding.

In addition to the direct regulation of our U.S. branch by the Department and the Federal Reserve, because we operate a U.S. branch and have a subsidiary bank in the U.S., our nonbanking activities in the United States are subject to regulation by the Federal Reserve pursuant to the International Banking Act of 1978, the Bank Holding Company Act of 1956 (the “BHC Act”), and other laws. We have been designated as a “financial holding company” under the BHC Act. Financial holding companies may engage in a broader spectrum of activities than bank holding companies or foreign banking organizations that are not financial holding companies, including underwriting and dealing in securities. To maintain our financial holding company status, (i) we and our U.S. subsidiary bank located in New York are required to be “well capitalized”, (ii) our U.S. branch and our U.S. subsidiary bank located in New York are required to meet certain examination ratings, and (iii) our subsidiary bank in New York is required to maintain a rating of at least “satisfactory” under the Community Reinvestment Act of 1977 (the “CRA”).

A major focus of U.S. governmental policy relating to financial institutions in recent years has been aimed at fighting money laundering and terrorist financing. Regulations applicable to us and our subsidiaries impose obligations to maintain effective policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their clients. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing could have serious consequences for the firm, both in legal terms and in terms of our reputation.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which was enacted on July 21, 2010 in response to the financial crisis, impacts the financial services industry by addressing, among other issues, systemic risk oversight, bank capital standards, the liquidation of failing systemically significant financial institutions, OTC derivatives, the ability of deposit-taking banks to engage in proprietary trading activities and invest in hedge funds and private equity (the so-called Volcker rule), consumer and investor protection, hedge fund registration, securitization, investment advisors, shareholder “say on pay,” the role of credit-rating agencies, and more. The details of these regulations and their impact on our operations will depend on the final regulations ultimately adopted by various agencies and oversight boards in 2011 and 2012.

Shinhan Bank America

Shinhan Bank America, a state chartered bank that is located in New York and is not a member of the Federal Reserve, is subject to extensive regulation and examination by the Department, as its chartering authority, and by the FDIC, as the insurer of its deposits and as its primary federal banking regulator. The federal and state laws and regulations which are applicable to banks regulate, among other things, the activities in which they may engage and the locations at which they may engage in them, their investments, their reserves against deposits, the timing of the availability of deposited funds and transactions with affiliates. Shinhan Bank America must file reports with the Department and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions, such as establishing branches and mergers with, or acquisitions of, other depository institutions. There are periodic examinations by the Department and the FDIC to test Shinhan Bank America’s safety and soundness and its compliance with various regulatory requirements. This comprehensive regulatory and supervisory framework restricts the activities in which a bank can engage and is intended primarily for the protection of the FDIC insurance fund and the bank’s depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves. Any change in such regulations, whether by the Department, the FDIC or as a result of the enactment of legislation, could have a material adverse impact on Shinhan Bank America and its operations.

Capital Requirements.    The FDIC imposes capital adequacy standards on state-chartered banks, which, like Shinhan Bank America, are not members of the Federal Reserve. The standards are virtually identical to those that apply to national banks and state banks that are members of the Federal Reserve.

In order to be considered “adequately capitalized”, the FDIC’s current capital regulations require a minimum 3.0% Tier I leverage capital requirement for the most highly-rated state-chartered, non-member banks, with an additional cushion of at least 100 basis points required for all other state-chartered, nonmember banks, which effectively will increase the minimum Tier I leverage ratio for such other banks to 4.0%. Under the FDIC’s regulation, the highest-rated banks are those that the FDIC determines are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, which are considered a strong banking organization and are rated composite 1 under the Uniform Financial Institutions Rating System. Tier I or core capital is defined as the sum of common stockholders’ equity (including retained earnings), non-cumulative perpetual preferred stock and related surplus, and minority interests in consolidated subsidiaries, minus all intangible assets other than certain qualifying supervisory goodwill and certain mortgage servicing rights.

The FDIC also requires that banks meet a risk-based capital standard. The current risk-based capital standard for banks requires, in order to be “adequately capitalized”, the maintenance of a ratio of total capital (which is defined as Tier I capital and supplementary capital) to risk-weighted assets of 8.0% and Tier I capital to risk-weighted assets of 4%. In determining the amount of risk-weighted assets, all assets, plus certain off-balance sheet assets, are multiplied by a risk-weight of 0% to 100%, based on the risks the FDIC believes are inherent in the type of asset or item. The components of Tier I capital are the same as for the leverage capital standard. The components of supplementary capital include certain perpetual preferred stock, certain mandatory convertible securities, certain subordinated debt and intermediate preferred stock and general allowances for loan and lease losses. Allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets. Overall, the amount of capital counted toward supplementary capital cannot exceed 100% of core capital.

In order for our U.S. bank subsidiary to be classified as “well-capitalized”, which is necessary in order for us to maintain our financial holding company status, it must have a Tier I leverage ratio of at least 5%, a Tier I risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. Furthermore, anecdotal evidence indicates that in recent regulatory examinations and in informal discussions with regulators the FDIC has been urging banks to maintain even higher levels of capital during the current period of economic difficulty.

As of December 31, 2011, Shinhan Bank America exceeded all of the capital ratio standards for a well-capitalized bank with a Tier I leverage ratio of 9.54%, a Tier I risk-based capital ratio of 13.92% and a total risk-based capital ratio of 15.22%.

The current FDIC capital adequacy guidelines are based on the capital accord adopted by the Basel Committee on Banking Supervision and known as “Basel I”. In 2007 the U.S. bank regulators issued capital adequacy guidelines based on the Basel II accord, but such guidelines have not been implemented and applied only to the largest banks, not including Shinhan Bank America. In December 2010 the Basel Committee adopted changes to the capital accord that are commonly referred to as “Basel III”. The U.S. banking regulators have stated that they intend to propose regulations in 2012 to implement Basel III and to put such regulations into effect in 2012. It is expected that such regulations, like Basel III, will include higher minimum capital ratios and more restrictive definitions of Tier I capital than the current regulations. Such regulations will also need to address requirements imposed by the Dodd-Frank Act, such as the removal of references to credit ratings in the regulations. The U.S. banking regulators have not yet issued such a proposal. Shinhan Bank America’s current capital ratios are more than sufficient to satisfy any reasonably anticipated increase. However, an increase in the amount of capital that Shinhan Bank America must maintain in order to support a given level of assets would reduce the amount of leverage that our capital could support. This might adversely affect our ability to increase our level of interest-earning assets.

Activities and Investments of New York-Chartered Banks.    Shinhan Bank America derives its lending, investment and other authority primarily from the applicable provisions of New York State Banking Law and the regulations of the Department, as limited by FDIC regulations and other federal laws and regulations. See “Activities and Investments of FDIC-Insured State-Chartered Banks” below. These New York laws and regulations authorize Shinhan Bank America to invest in real estate mortgages, consumer and commercial loans, certain types of debt securities, including certain corporate debt securities and obligations of federal, State and local governments and agencies, and certain other assets. A bank’s aggregate lending powers are not subject to percentage of asset limitations, but, as discussed below, there are limits on the amount of credit exposure that a bank may have to a single borrower or group of related borrowers. A New York-chartered bank may also exercise trust powers upon approval of the Department. Shinhan Bank America does not have trust powers.

The New York Banking Board has the power to adopt regulations that enable state chartered banks to exercise the rights, powers and privileges permitted for a national bank.

With certain limited exceptions, Shinhan Bank America may not make loans or extend credit for commercial, corporate or business purposes (including lease financing) to a single borrower, the aggregate amount of which would be in excess of 15% of Shinhan Bank America’s net worth, on an unsecured basis, and 25% of the net worth if the excess is collateralized by readily marketable collateral or collateral otherwise having a value equal to the amount by which the loan exceeds 15% of Shinhan Bank America’s net worth.

Activities and Investments of FDIC-Insured State-Chartered Banks.    The activities and equity investments of FDIC-insured, state-chartered banks are generally limited to those that are permissible for national banks. Under regulations dealing with equity investments, an insured state bank generally may not directly or indirectly acquire or retain any equity investment of a type, or in an amount, that is not permissible for a national bank. An insured state bank is not prohibited from, among other things, (i) acquiring or retaining a majority interest in a subsidiary that is engaged in activities that are permissible for the bank itself to engage in, (ii) investing as a limited partner in a partnership the sole purpose of which is direct or indirect investment in the acquisition, rehabilitation or new construction of a qualified housing project, provided that such limited partnership investments may not exceed 2% of the bank’s total assets, and (iii) acquiring up to 10% of the voting stock of a company that solely provides or reinsures directors’, trustees’ and officers’ liability insurance coverage or bankers’ blanket bond group insurance coverage for insured depository institutions. In addition, an FDIC-insured state-chartered bank may not directly, or indirectly through a subsidiary, engage as “principal” in any activity that is not permissible for a national bank unless the FDIC has determined that such activities would pose no risk to the insurance fund of which it is a member and the bank is in compliance with applicable regulatory capital requirements.

Regulatory Enforcement Authority.    Applicable banking laws include substantial enforcement powers available to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties, as defined. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

Under the New York State Banking Law, the Department may issue an order to a New York-chartered banking institution to appear and explain an apparent violation of law, to discontinue unauthorized or unsafe practices and to keep prescribed books and accounts. Upon a finding by the Department that any director, trustee or officer of any banking organization has violated any law, or has continued unauthorized or unsafe practices in conducting the business of the banking organization after having been notified by the Department to discontinue such practices, such director, trustee or officer may be removed from office by the Department after notice and an opportunity to be heard. The Department also may take possession of a banking organization under specified statutory criteria.

Prompt Corrective Action.    Section 38 of the Federal Deposit Insurance Act (“FDIA”) provides the federal banking regulators with broad power to take “prompt corrective action” to resolve the problems of undercapitalized institutions. The extent of the regulators’ powers depends on whether the institution in question is “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” A bank is deemed to be (i) “well capitalized” if it has total risk-based capital ratio of 10.0% or more, has a Tier I risk-based capital ratio of 6.0% or more, has a Tier I leverage capital ratio of 5.0% or more and is not subject to specified requirements to meet and maintain a specific capital level for any capital measure, (ii) “adequately capitalized” if it has a total risk-based capital ratio of 8.0% or more, a Tier I risk-based capital ratio of 4.0% or more and a Tier I leverage capital ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of “well capitalized,” (iii) “undercapitalized” if it has a total risk-based capital ratio that is less than 8.0%, a Tier I risk-based capital ratio that is less than 4.0% or a Tier I leverage capital ratio that is less than 4.0% (3.0% under certain circumstances), (iv) “significantly undercapitalized” if it has a total risk-based capital ratio that is less than 6.0%, a Tier I risk-based capital ratio that is less than 3.0% or a Tier I leverage capital ratio that is less than 3.0%, and (v) “critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%. The regulations also provide that a federal banking regulator may, after notice and an opportunity for a hearing, reclassify a “well capitalized” institution as “adequately capitalized” and may require an “adequately capitalized” institution or an “undercapitalized” institution to comply with supervisory actions as if it were in the next lower category if the institution is in an unsafe or unsound condition or engaging in an unsafe or unsound practice. The federal banking regulator may not, however, reclassify a “significantly undercapitalized” institution as “critically undercapitalized.”

An institution generally must file a written capital restoration plan which meets specified requirements, as well as a performance guaranty by each company that controls the institution, with an appropriate federal banking regulator within 45 days of the date that the institution receives notice or is deemed to have notice that it is “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” Immediately upon becoming undercapitalized, an institution becomes subject to statutory provisions, which, among other things, set forth various mandatory and discretionary restrictions on the operations of such an institution.

FDIC Insurance.    Shinhan Bank America is a member of the FDIC. As insurer, the FDIC is authorized to conduct examinations of, and to require reporting by, FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious threat to the FDIC.

In the past four years, there have been many failures and near-failures among financial institutions. The FDIC insurance fund reserve ratio, representing the ratio of the fund to the level of insured deposits, declined due to losses caused by bank failures and the FDIC then increased its deposit insurance premiums on remaining institutions in order to replenish the insurance fund. The FDIC insurance fund balance increased throughout 2010 and turned positive in 2011. The Dodd-Frank Act requires the FDIC to increase the ratio of the FDIC insurance fund to estimated total insured deposits to 1.35% by September 30, 2020. If bank failures in the future are more costly than the FDIC currently anticipates, then the FDIC will be required to continue to impose higher insurance premiums. Such an increase would increase our non-interest expense. Thus, despite the prudent steps Shinhan Bank America may take to avoid the mistakes made by other banks, its costs of operations may increase as a result of those mistakes by others.

As required by the Dodd-Frank Act, the FDIC recently revised its deposit insurance premium assessment rates. In general, the rates are applied to a bank’s total assets less tangible capital, in contrast to the former rule which applied the assessment rate to a bank’s amount of deposits. The FDIC believes that while the largest banks will face higher assessments under the new system than they would under the former system, most banks, including Shinhan Bank America, will pay a lower total assessment under the new system than they would have paid under the former system.

As a result of the Dodd-Frank Act, the increase in the standard FDIC insurance limit from $100,000 to $250,000 was made permanent. In addition, non-interest bearing demand deposits, together with certain attorney trust account deposits commonly known in New York as IOLA accounts, will have the benefit of unlimited federal deposit insurance until December 31, 2012. Since the Dodd-Frank Act also authorized banks to pay interest on commercial demand deposits beginning in June 2011, commercial depositors currently must choose between earning interest on their demand deposits or having the benefit of unlimited deposit insurance coverage.

The FDIC may terminate the deposit insurance of any insured depository institution, including Shinhan Bank America, if it determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC. Management is aware of no existing circumstances that would result in termination of Shinhan Bank America’s deposit insurance.

Brokered Deposits.    Under federal law and applicable regulations, (i) a well capitalized bank may solicit and accept, renew or roll over any brokered deposit without restriction, (ii) an adequately capitalized bank may not accept, renew or roll over any brokered deposit unless it has applied for and been granted a waiver of this prohibition by the FDIC and (iii) an undercapitalized bank may not (x) accept, renew or roll over any brokered deposit or (y) solicit deposits by offering an effective yield that exceeds by more than 75 basis points the prevailing effective yields on insured deposits of comparable maturity in such institution’s normal market area or in the market area in which such deposits are being solicited. The term “undercapitalized insured depository institution” is defined to mean any insured depository institution that fails to meet the minimum regulatory capital requirement prescribed by its appropriate federal banking agency. The FDIC may, on a case-by-case basis and upon application by an adequately capitalized insured depository institution, waive the restriction on brokered deposits upon a finding that the acceptance of brokered deposits does not constitute an unsafe or unsound practice with respect to such institution. Shinhan Bank America had an aggregate amount of $8.9 million of brokered deposits outstanding at December 31, 2011.

Community Reinvestment and Consumer Protection Laws.    In connection with its lending activities, Shinhan Bank America is subject to a variety of federal laws designed to protect borrowers and promote lending to various sectors of the economy and population. Included among these are the Home Mortgage Disclosure Act, Real Estate Settlement Procedures Act, Truth-in-Lending Act, Equal Credit Opportunity Act, Fair Credit Reporting Act and CRA.

The CRA requires FDIC insured banks to define the assessment areas that they serve, identify the credit needs of those assessment areas and take actions that respond to the credit needs of the community. The FDIC must conduct regular CRA examinations of Shinhan Bank America and assign it a CRA rating of “outstanding,” “satisfactory,” “needs improvement” or “unsatisfactory.” Shinhan Bank America is also subject to provisions of the New York State Banking Law which impose similar obligations to serve the credit needs of its assessment areas. The Department makes a biennial written assessment of a bank’s compliance, and makes the assessment available to the public. Federal and New York State laws both require consideration of these ratings when reviewing a bank’s application to engage in certain transactions, including mergers, asset purchases and the establishment of branch offices. A negative assessment may serve as a basis for the denial of any such application. Shinhan Bank America has received “Satisfactory” ratings from both the Department and the FDIC.

The Dodd-Frank Act created a new federal Consumer Financial Protection Bureau (“Bureau”) with broad authority to regulate and enforce consumer protection laws. The Bureau assumed those responsibilities on July 21, 2011. The Bureau has the authority to participate in regulatory examinations and to adopt regulations under numerous existing federal consumer protection statutes. The Bureau may also decide that a particular consumer financial product or service, or the manner in which it is offered, is an unfair, deceptive, or abusive act or practice. If the Bureau so decides, it has the authority to outlaw such act or practice. Since the Bureau is just in its formative stages and has not yet exercised any of its authority to regulate, examine or enforce consumer laws, it is impossible to predict its effect on us.

Limitations on Dividends.    The payment of dividends by Shinhan Bank America is subject to various regulatory requirements. Under New York State Banking Law, a New York-chartered stock bank may declare and pay dividends out of its net profits, unless there is an impairment of capital, but approval of the Superintendent of Banks is required if the total of all dividends declared in a calendar year would exceed the total of its net profits for that year combined with its retained net profits of the preceding two years, subject to certain adjustments.

Assessments.    Banking institutions are required to pay assessments to both the FDIC and the Department to fund the operations of those agencies. The assessments are based upon the amount of Shinhan Bank America’s total assets. Shinhan Bank America must also pay an examination fee to the Department when they conduct an examination.

Transactions with Related Parties.    Shinhan Bank America’s authority to engage in transactions with related parties or “affiliates” (i.e., any entity that controls or is under common control with an institution) or to make loans to certain insiders is limited by Sections 23A and 23B of the Federal Reserve Act. Section 23A limits the aggregate amount of transactions with any individual affiliate to 10% of the capital and surplus of the institution and also limits the aggregate amount of transactions with all affiliates to 20% of the institution’s capital and surplus. The term “affiliate” includes, for this purpose, us and any company that we control other than Shinhan Bank America and its subsidiaries.

Loans to affiliates must be secured by collateral with a value that depends on the nature of the collateral. The purchase of low quality assets from affiliates is generally prohibited. Loans and asset purchases with affiliates, must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the institution as those prevailing at the time for comparable transactions with nonaffiliated companies. In the absence of comparable transactions, such transactions may only occur under terms and circumstances, including credit standards that in good faith would be offered to or would apply to nonaffiliated companies. Shinhan Bank America’s authority to extend credit to executive officers, directors and 10% shareholders, as well as entities controlled by such persons, is currently governed by Regulation O of the Federal Reserve Board. Regulation O generally requires such loans to be made on terms substantially similar to those offered to unaffiliated individuals (except for preferential loans made in accordance with broad based employee benefit plans), places limits on the amount of loans Shinhan Bank America may make to such persons based, in part, on Shinhan Bank America’s capital position, and requires certain approval procedures to be followed.

Standards for Safety and Soundness.    FDIC regulations require that Shinhan Bank America adopt procedures and systems designed to foster safe and sound operations in the areas of internal controls, information systems, internal and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings and compensation, fees and benefits. Among other things, these regulations prohibit compensation and benefits and arrangements that are excessive or that could lead to a material financial loss. If Shinhan Bank America fails to meet any of these standards, it will be required to submit to the FDIC a plan specifying the steps that will be taken to cure the deficiency. If it fails to submit an acceptable plan or fails to implement the plan, the FDIC will require it to correct the deficiency and until corrected, may impose restrictions on it.

The FDIC has also adopted regulations that require Shinhan Bank America to adopt written loan policies and procedures that are consistent with safe and sound operation, are appropriate for its size, and must be reviewed by its Board of Directors annually. Shinhan Bank America has adopted such policies and procedures, the material provisions of which are discussed above as part of the discussion of our lending operations.

U.S. regulation of other U.S. operations

In the United States, Shinhan Investment America Inc., our U.S.-registered broker-dealer subsidiary, is subject to regulations that cover all aspects of the securities business, including, sales methods, trade practices among broker-dealers, use and safekeeping of clients’ funds and securities, capital structure; record-keeping, the financing of clients’ purchases, and the conduct of directors, officers and employees.

Shinhan Investment America Inc. is regulated by a number of different government agencies and self-regulatory organizations, including the SEC and the Financial Industry Regulatory Authority (“FINRA”). Each such entity also is regulated by some or all of the NYSE, the Municipal Securities Rulemaking Board, the U.S. Department of the Treasury, the Federal Reserve, the Commodities Futures Trading Commission. In addition, the U.S. states, provinces and territories have local securities commissions that regulate and monitor activities in the interest of investor protection. These regulators have a variety of sanctions available, including the authority to conduct administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders or the suspension or expulsion of the broker-dealer or its directors, officers or employees.

FINRA is dedicated to investor protection and market integrity through effective and efficient regulation and complementary compliance and technology-based services. FINRA covers a broad spectrum of securities businesses, including, registering and educating industry participants, examining securities firms, writing rules, enforcing those rules and the federal securities laws, informing and educating the investing public, providing trade reporting and other industry utilities, and administering a dispute resolution forum for investors and registered firms. It also performs market regulation under contract for the NASDAQ Stock Market, the American Stock Exchange and the Chicago Climate Exchange.

Many of the provisions of the Dodd-Frank Act discussed above will affect the operation of Shinhan Investment America, as well as our U.S. banking operations. Again, the impact of this statute on our operations will depend on the final regulations ultimately adopted by various agencies and oversight boards in 2011 and 2012.

The Hiring Incentives to Restore Employment Act

The Hiring Incentives to Restore Employment Act, which was enacted in early 2010 and contains provisions from the former Foreign Account Tax Compliance Act of 2009 (“FATCA”), imposes a 30% withholding tax on certain payments to certain non-U.S. financial institutions (including entities such as us) who do not enter into and comply with an agreement with the U.S. Internal Revenue Service (“IRS”) to provide certain information on financial account holders, which may include the holders of its debt or equity (other than debt or equity interests that are regularly traded on an established securities market). Recently announced proposed regulations would, if finalized, exempt most equity interests in financial institutions such as us from such information reporting. However, the relevant rules have not yet been fully developed and the future application of FATCA to us and our shareholders is uncertain. We may be subject to U.S. withholding tax if we fail to enter into an agreement with the IRS to report certain information about our financial account holders or our financial account holders (which may include our shareholders) may become subject to U.S. withholding if they fail to provide requested information to us. If our shareholders do not provide the necessary information (if applicable) and are subject to withholding, there will be no additional amounts payable by way of compensation to our shareholders for the deducted amount.

ITEM 4.C.	Organizational Structure

As of the date hereof, we have 12 direct and 18 indirect subsidiaries. The following diagram provides an overview of our organizational structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

All of our subsidiaries are incorporated in Korea, except for the following:

•	Shinhan Asia Limited (incorporated in Hong Kong);

•	Shinhan Bank America (incorporated in the United States);

•	Shinhan Bank Canada (incorporated in Canada);

•	Shinhan Bank (China) Limited (incorporated in the People’s Republic of China);

•	Shinhan Bank Europe GmbH (incorporated in Germany);

•	Shinhan Bank Kazakhstan Limited (incorporated in Kazakhstan);

•	Shinhan Bank Japan (incorporated in Japan);

•	Shinhan Khmer Bank Limited (incorporated in Cambodia);

•	Shinhan Bank Vietnam Ltd. (incorporated in Vietnam);

•	Shinhan Investment Corp., Europe Ltd. (incorporated in the United Kingdom);

•	Shinhan Investment Corp., USA Inc. (incorporated in the United States);

•	Shinhan Investment Corp., Asia Ltd. (incorporated in Hong Kong); and

•	Shinhan BNP Paribas Asset Management (Hong Kong) Limited (incorporated in Hong Kong).

ITEM 4.D. Properties

The following table provides information regarding certain of our properties in Korea.

		Area (In square meters)
Type of Facility	Location	Building	Site (If Different)
Registered office and corporate headquarters	120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea	59,519	5,418
Shinhan Investment Corp.	23-2, Youido-Dong, Youngdungpo-Gu, Seoul, Korea 150-312	70,170	4,765
Shinhan Centennial Building	117, Samgak-Dong, Jung-Gu, Seoul, Korea	19,697	1,389
Shinhan Bank Gwanggyo Branch	14, 1-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea	16,727	6,783
Shinhan Myongdong Branch	53-1, 1-Ga, Myong-Dong, Jung-Gu, Seoul, Korea	8,936	1,014
Shinhan Youngdungpo Branch	57, 4-Ga, Youngdungpo-Dong, Youngdungpo-Gu, Seoul, Korea	6,171	1,983
Shinhan Back Office Support Center	781, Janghang-Dong, Ilsan-Gu, Goyang-Si, Kyunggi Province, Korea	24,496	5,856
Shinhan Bank Back Office and Call Center	731, Yoksam-Dong, Kangnam-Gu, Seoul, Korea	23,374	7,964
Shinhan Bank Back Office and Storage Center	210-12, Bangseo-Dong, Sangdang-Gu, Cheongju-Si, Chungcheongbuk-Do, Korea	6,094	5,376
Shinhan Card Yoksam-Dong Building	790-5, Yoksam-Dong, Kangnam-Gu, Seoul, Korea	7,348	1,185

Our subsidiaries own or lease various land and buildings for their branches and sales offices.

As of December 31, 2011, Shinhan Bank had a countrywide network of 970 branches. Approximately 24.6% of these facilities were housed in buildings owned by us, while the remaining branches were leased properties. As of December 31, 2011, Jeju Bank had 38 branches of which we own 18 of the buildings in which the facilities are located, representing 47% of its total branches. Lease terms are generally from two to three years, and seldom exceed five years.

As of December 31, 2011, Shinhan Card had 41 branches, all but one of which were leased. Lease terms are generally from one to two years. We also lease Shinhan Card’s headquarters for a term of five years. As of December 31, 2011, Shinhan Investment had 104 branches of which we own 11 of the buildings in which the facilities are located, representing 11% of its total branches. Lease terms are generally from four to five years, and seldom exceed five years. As of December 31, 2011, Shinhan Life had 201 branches which we leased for a term of generally two to three years.

The net book value of all the properties owned by us at December 31, 2011 was (Won)3,005 billion. We do not own any material properties outside of Korea.

ITEM 4.E.	Unresolved Staff Comments

We do not have any unresolved comments from the staff of the U.S. Securities and Exchange Commission regarding our periodic reports under the Securities Exchange Act of 1934, as amended.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and notes thereto included in this annual report. The following discussion is based on our consolidated financial statements, which have been prepared in accordance with IFRS.

ITEM 5.A.	Operating Results

Overview

We are one of the leading financial institutions in Korea in terms of total assets, revenues, profitability and capital adequacy, among others. Incorporated on September 1, 2001, we are the first privately-held financial holding company to be established in Korea. Since inception, we have developed and introduced a wide range of financial products and services in Korea and aimed to deliver comprehensive financial solutions to clients through a convenient one-portal network. According to reports by the Financial Supervisory Service, we are one of the three largest financial services providers in Korea as measured by total assets as of December 31, 2011 and operate the second largest banking business (as measured by consolidated total assets as of December 31, 2011) and the largest credit card business (as measured by the total credit purchase volume as of December 31, 2011) in Korea.

Most of our assets are located in, and we generate most of our income from, Korea. Accordingly, our business and profitability are largely dependent on the general economic and social conditions in Korea, including interest rates, inflation, exports, personal expenditures and consumption, unemployment, demand for business products and services, debt service burden of households and businesses, the general availability of credit, the asset value of real estate and securities and other factors affecting the financial well-being of our corporate and retail customers. The Korean economy is closely integrated with, and is significantly affected by, developments in the global economy and financial markets. In recent years, the global economy and financial markets experienced hardship, which also had a negative impact on the Korean economy and in turn on our business and profitability. See “Item 3.D. Risk Factors — Risks Relating to our Banking Business — Difficult conditions and turbulence in the Korean and global economy and financial markets may adversely affect our business, asset quality, capital adequacy and earnings”.

The recent financial crisis and economic downturn in Korea and globally presented a number of difficulties and challenges for financial institutions in Korea, including us, particularly in the form of deterioration in asset quality as an increasing number of corporate borrowers faced a liquidity crisis and were forced to undergo restructuring, sometimes under the guidance of the Government. The Government, concerned with containing the risk of systemic collapse, undertook a preemptive and aggressive “fast track” restructuring program in collaboration with major creditor financial institutions with respect to troubled companies in industries that were particularly hard hit by the economic crisis, such as real estate development, construction, shipbuilding and shipping.

Following the onset of the financial crisis, we experienced deterioration in the quality of our assets, particularly with respect to corporate loans made to small- and medium-sized enterprises, which represents our traditional core customers. In response to the financial crisis, we took active steps to enhance our risk management in substantially all areas of our operations, including concerted efforts to improve the quality of our assets through prudent charge-offs and provisioning. For example, in 2010 and 2011, Shinhan Bank made substantial charge-offs of corporate loans (which amounted to (Won)685.6 billion in 2010 and (Won)742.1 billion in 2011) and set aside provisioning for corporate loans (which amounted to (Won)981.1 billion in 2010 and (Won)579.5 billion in 2011). In addition, in an attempt to further strengthen our capital base following the onset of the global financial crisis, we made a rights offering in March 2009 in the amount of (Won)1,310 billion. As a result of such efforts, and also driven in part by the recovery of the Korean economy beginning in the second half of 2009, the quality of our assets and our capital adequacy have returned largely to pre-crisis levels, as evidenced by Shinhan Bank’s BIS ratio of 15.4% and 15.3% as of December 31, 2010 and 2011, respectively. Shinhan Bank’s delinquency ratio increased, however, from 0.48% as of December 31, 2010 to 0.60% as of December 31, 2011, primarily as a result of increased delinquency among corporate borrowers in the construction and real estate leasing business due to the continued slump in the Korean real estate market.

Compared to their impact on the corporate sector, the recent financial crisis and economic downturn had a less severe impact on our retail businesses, particularly in our retail banking and credit card businesses. This was largely because our retail loans are mostly mortgage and home equity loans collateralized by residential properties and individuals and households traditionally are less prone to default on mortgage and home equity loans. Shinhan Bank’s delinquency ratio for the retail sector increased from 0.30% as of December 31, 2010 to 0.39% as of December 31, 2011 primarily due to increased delinquency among retail borrowers in relation to certain primary housing loans resulting from the sustained slump in the housing market. As for our credit card business, Shinhan Card’s delinquency ratio increased from 2.0% as of December 31, 2010 to 2.3% as of December 31, 2011 due primarily to an increase in its operating assets.

We derive most of our income from interest earned on our corporate and retail loans, net of funding costs (which primarily consist of interest payable on customer deposits). Net interest income is largely a function of the average volume of loans and the net interest spread thereon. During the recent crisis, the average volume of loans and deposits increased. The average volume of loans increased largely as we continued to make secured housing loans while reducing exposure to unsecured lending, and corporate customers relied on bank loans as their sources of funding due to difficulties in finding alternative sources of funding in capital markets due to the credit crisis and the volatility in financial markets. However, due to the Government’s active involvement to maintain low interest rates in order to add liquidity to the general economy, net interest spreads continued to tighten from 2008 to 2009. From 2010 to 2011, the volume effect (related to the net changes in the average balance of interest-earning assets relative to that of interest-bearing liabilities) outweighed the rate effect (related to the net changes in the average rate of interest payable on interest-earning assets relative to that of interest-bearing liabilities), and Shinhan Bank’s net interest income increased from (Won)4,590 billion in 2010 to (Won)4,971 billion in 2011. Shinhan Bank’s net operating income also increased from (Won)2,038 billion in 2010 to (Won)2,626 billion in 2011.

As for Shinhan Card, its net interest income is largely dependent on the transaction volume and less sensitive to interest rate movements than our banking business, since merchant fees (representing a fixed percentage of a credit card purchase amount) provide a stable source of income and our credit card business enjoys more diversified sources of funding, including commercial paper, corporate debentures (which have maturities longer than most bank deposit products) and asset-backed securitizations. The credit card transaction volume is largely dependent on the overall trends of the general economy, such as general consumer spending patterns. As a result, net operating revenue for Shinhan Card increased from to (Won)4,264 billion in 2010 to (Won)4,526 billion in 2011, largely due to the increased volume of credit card loans.

The following provides a discussion of the major trends surrounding the general economy and the financial services sector in Korea in 2011 and our current outlook for 2012 as they relate to our core businesses. The following discussion represents the subjective view of our management and may significantly differ from the actual results for 2012.

Recent Developments and Outlook for Korean Economy

In the second half of 2011, Korea’s economic growth rate experienced a gradual slowdown due to domestic and foreign economic uncertainties arising from the weakness of developed economies as well as the European financial crisis. While exports to China and developing countries such as those in Southeast Asia showed strong growth in 2011 overall, in the second half of 2011, export growth began to slow together with domestic consumption and investment due to inflation and increasingly pessimistic consumer sentiment. Accordingly, in 2011, Korea’s real gross domestic product grew by only 3.2% year-on-year as compared to 6.2% year-on-year in 2010.

In 2012, we do not expect the global economy to experience a drastic recovery. While the U.S. economy has experienced certain positive developments in its economic indicators, it continues to face high levels of unemployment and a sluggish housing market, which may prevent the U.S. from experiencing rapid recovery. In addition, Europe is expected to continue to undergo fiscal austerity and deleveraging measures, which may lead to further deepening of the current recession. It remains uncertain whether China and other emerging economies will be able to provide a buffer effect against the sluggishness in the major global markets, such as the U.S. and Europe.

Given the export-dependent nature of the Korean economy, the uncertainties in the global economic outlook are expected to continue to dampen chances for substantial economic growth in Korea, even if Korea becomes successful in controlling inflation. Accordingly, we expect the Korean economy to continue to post a low growth rate in 2012, and potentially a significantly lower rate compared to 2011, should the fiscal and financial crisis in Europe and elsewhere escalate.

Recent Developments and Outlook for the Korean Financial Sector

Commercial Banking

In 2011, major commercial banks in Korea experienced a positive growth in total loan volume. We expect that such growth will be limited in 2012 due to the expected sluggishness in the global, and in turn, Korean, economy.

In terms of asset quality and profitability, Korean commercial banks generally experienced positive growth in 2011. In 2012, however, these banks may experience reduced profitability due to an increase in delinquency and default rates and higher provisioning for loans if the general economy continues to experience limited growth.

On the regulatory side, we expect the Government to introduce measures that are designed to further strengthen the asset quality of commercial banks as well as protect banking customers. We believe that such measures will have the effect of curtailing the extent to which major commercial banks can expand their loan growth.

We expect competition to further intensify in light of the recent acquisition of Korea Exchange Bank by Hana Financial Group. Competition is expected to be particularly fierce in the area of asset management as more financial service providers enter into this business area to gain market share.

As a result, we expect our banking business to continue to experience slow growth in 2012 in light of the overall sluggishness in the general economy, more stringent regulatory environment and intensifying competition. We believe that securing quality assets, generating superior competitive products and properly responding to intensifying competition will be key to maintaining or improving profitability in 2012.

Credit Cards

We believe that in 2012, notwithstanding the sluggishness in the general economy and weakened consumer sentiment, the credit card market will likely continue to grow due to inflation and the regulatory incentives for making small purchases. However, profitability may suffer as a result of new regulations requiring reductions in merchant fees charged by credit companies and restrictions on leveraging, as well as a rise in delinquency due to the sluggishness in the general economy.

On the regulatory side, the Government may introduce new measures to restrict issuances of new credit cards and to automatically cancel inactive credit cards, which together may limit the overall credit card limit. In addition, the Government is considering measures to bolster the use of debit cards (in lieu of credit cards) by way of tax incentives, which may curtail interest income generated from credit card use.

As for competition, due to restrictive regulations, competition is unlikely to intensify further but existing credit card companies may adopt more aggressive marketing campaigns to maintain or increase their market share, and new regulations restricting excessive marketing expenses may be ineffective in curtailing such aggressive campaigns.

As a result, we expect the credit card industry to experience a slowdown in revenue growth and profitability, and the ability to attract high quality customers, provide new product offerings, improve efficiency in marketing and customer service, expand incidental services and strengthen our risk management is expected to be key in maintaining revenue and profitability growth in 2012.

Securities

In 2011, amid increased stock market volatility and low interest-rate environment, the market for asset management services grew substantially as investors sought a more balanced and stable pool of investment products such as portfolio investment products known as “wrap” accounts, equity and debt linked securities and monthly investment return products. In 2012, we believe securities firms will continue to focus on the asset management services market by offering new products and services. In addition, under changed regulations, the securities industry will also see the introduction of hedge funds and prime brokerage firms in Korea.

In 2012, we believe that the stock market will remain volatile, and there will be a continued focus on investor protection and risk management. In addition, technological advances such as mobile trading systems will continue to undercut brokerage fees charged by existing brokerage firms, which will incentivize securities firms to diversify their business models to increasingly focus on other revenue generating opportunities, such as investment banking and asset management.

On the regulatory side, in order to reduce liquidity risk, the Government continues to apply strict regulations to securities firms relying on call lending for funding purposes, which is likely to increase funding costs for securities companies. In addition, Government is expected to continue to introduce initiatives aimed at strengthening consumer protection, such as reduction of various fees, which may curtail derivative activities and reduce revenue and profit opportunities for securities firms. Furthermore, the Government is expected to delay adopting amendments to securities laws that would facilitate the formation of large-size investment banks, among other deregulatory measures, which may have the effect of impeding related plans prepared by existing securities companies in anticipation of such deregulation.

We believe that continued customer demand for investment products, the expansion of the pension fund market, the growth of the asset management market following the introduction of hedge funds in Korea and an increase in investment bank activities will be key to the continued growth in the securities industry in Korea in 2012.

Life Insurance

In 2012, we expect that life insurance companies will experience growth from increased demand for annuities and health insurance products related to the aging demographics, but that such growth will be limited by the anticipated sluggishness in the general economy, low interest rate environment and volatility in the financial markets.

On the regulatory side, the Government has introduced, or is expected to introduce, several measures that are expected to further improve the business environment for the life insurance industry. Some examples are (i) restrictions on the upfront payouts of commissions payable to insurance brokers on savings-type life insurance products and adoption of an amortized payment schedule of such commissions to streamline the incentives of insurance brokers, (ii) amendments to the Employee Retirement Benefit Security Act effective July 2012, which are expected to further foster growth in the retirement insurance market, namely by enabling individual retirement pension schemes and allowing insurance planners to market on behalf of retirement insurers and (iii) the adoption of the Privacy Act, effective September 2011, which, among others things, expands disclosure requirements for insurance companies, which is expected to curtail imperfect sales and bolster customer confidence in life insurance companies and their products.

Specialized Credit

The specialized credit business was introduced in Korea in August 1997. The specialized credit business generally involves providing a combination of four types of financing: equipment and facilities leasing, installment finance, new technology finance and credit card services, and sources funding primarily by issuing debentures and commercial papers rather than taking customer deposits. The specialized credit business generally targets customers with higher risk profile in return for higher return compared to customers of commercial banks, which makes risk management (including customer screening) a particularly key factor for the commercial success for this business.

Due, in part, to the variety of services being offered and the broad range of potential customers, specialized credit providers often find it relatively easy to develop new customer segments and provide niche offerings. Due to the relatively low barriers of entry, however, competition is intense and is expected to further intensify as a result of the commencement of auto loan offerings by commercial banks and the expanded entry into personal loan markets by microlenders.

In response to growing concerns regarding the high levels of household debt and the ability of retail customers to repay credit, the Government is expected to encourage lending at lower interest rates. Furthermore, the provisioning requirements for real-estate project financing by specialized credit providers have become stricter recently. As a result, enhanced risk management in the face of growing competition and more restrictive regulatory environment will be key to the profitability of specialized credit providers in 2012.

Asset Management

In 2011, fund formation activities by domestic asset managers largely stabilized as investor flight significantly subsided in the aftermath of the recent global financial crisis. In addition, due to the increased engagement of third-party investment management services by institutional investors, discretionary investment services experienced continued growth in 2011.

In 2012, we expect the activity level in the investment management industry to remain similar to the previous year due to uncertainties surrounding the domestic and international economy, with the exception of the discretionary investment market, which is expected to continue to grow due to expanded use of such services by large institutional investors, such as the National Pension Service. However, we expect to see further diversification of the services offered by this industry as customer needs continue to differentiate. Accordingly, the ability to offer new products that are tailored to differentiated customer needs, as well as to manage customer expectations for portfolio performance in the face of growing uncertainties in the general economy and financial markets, will be key to the revenue and profitability of asset management service companies.

Private Equity

Since the introduction of private equity funds in Korea at the end of 2004, the number of registered private equity funds with the Financial Supervisory Commission has increased. For example, in 2011, 178 private equity funds with an aggregate fund size of (Won)31 trillion were registered compared to 148 private equity funds with an aggregate fund size of (Won)26.6 trillion registered in 2010. As these funds increase their funding size, we expect them to diversify their investment focus, including to buyouts and restructuring of troubled companies.

On the regulatory side, the Government is expected to implement policies designed to foster the growth of domestic private equity funds. However, due to increasing global regulations in relation to private equity funds, the Government is also expected to adopt measures that will strengthen monitoring and supervision of private equity funds and otherwise enhance risk management in relation to such funds.

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

Prior to February 2010, major commercial banks in Korea, including Shinhan Bank, principally used the certificate of deposit, or CD, rates set by Bank of Korea in determining the base rate for secured housing loans, which represent the substantial majority of retail loans. However, amid concerns that the CD rates do not accurately represent the banks’ cost of capital as certificates of deposit constitute relatively a minor fraction of the banks’ assets and in light of the substantial variance in recent periods between the CD rates and the actual market rates, beginning in February 2010, the Korean Federation of Banks publishes the “cost of funding index”, or COFIX, which is computed based on the weighted average interest of select funding products (including time deposits, housing and other installment savings deposits, repos, discounted bills and senior non-convertible financial debentures) of nine major Korean banks (comprised of Kookmin Bank, Shinhan Bank, Woori Bank, Hana Bank, Korea Exchange Bank, NH Bank, Industrial Bank of Korea, Citibank Korea and Standard Chartered Bank). Each bank then independently determines the interest rate applicable to the customer by adding a spread to the COFIX based on the difference between the COFIX and such bank’s general funding costs, administration fees, the customer’s credit score, the maturity of the loan and other customer-specific premiums and discounts based on the customer relationship with such bank. In the case of floating rate notes, the customer interest rates are adjusted every three months, six months and 12 months, depending on the reset period of the base rate.

The following table shows certain benchmark Won-denominated borrowing interest rates as of the dates indicated.

	Corporate Bond Rates(1)	Treasury Bond Rates(2)	Certificate of Deposit Rates(3)	COFIX Balance-Based(4)	COFIX New Borrowing-Based(5)
June 30, 2007	5.66	5.26	5.00	N/A	N/A
December 31, 2007	6.77	5.74	5.82	N/A	N/A
June 30, 2008	6.88	5.90	5.37	N/A	N/A
December 31, 2008	7.72	3.41	3.93	N/A	N/A
June 30, 2009	5.39	4.16	2.41	N/A	N/A
December 31, 2009	5.53	4.41	2.86	N/A	N/A
June 30, 2010	4.77	3.86	2.46	3.95	2.89
December 31, 2010	4.27	3.38	2.80	3.72	3.10
June 30, 2011	4.49	3.76	3.57	3.88	3.66
December 31, 2011	4.21	3.34	3.55	3.95	3.69

Source: Korea Securities Dealers Association

Notes:

(1)	Measured by the yield on three-year AA- rated corporate bonds.

(2)	Measured by the yield on three-year treasury bonds.

(3)	Measured by the yield on certificates of deposit (with maturity of 91 days).

(4)	Measured based on the weighted average of the borrowing rates for the monthly ending balances of the funding made by the commercial banks that are subject of the COFIX reporting.

(5)	Measured based on the weighted average of the borrowing rates for new funding for each month made by the commercial banks that are subject of the COFIX reporting.

Critical Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated annual financial statements and in preparing the opening IFRS statement of financial position at January 1, 2010 for the purposes of the transition from previous Korean GAAP to IFRS, unless otherwise indicated.

We and our subsidiaries have consistently applied these accounting policies.

Basis of Consolidation

Subsidiaries

Subsidiaries are entities that we control. The financial statements of our subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of our subsidiaries have been changed when necessary to align them with the policies we have adopted.

SPEs

We have established a number of special purpose entities (“SPEs”) for trading and investment purposes. We do not have any direct or indirect ownership in these entities. An SPE is consolidated if, based on an evaluation of the substance of its relationship with us and the SPE’s risks and rewards, we conclude that we control the SPE.

Investments in Associates and Jointly Controlled Entities (Collectively “associates”)

Associates are those entities in which we have significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when we hold between 20% and 50% of the voting power of another entity or in excess of 15% if the other entity is classified as a subsidiary under the Banking Act. Joint ventures are those entities over whose activities we have joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

Investments in associates are accounted for using the equity method and are recognized initially at cost. Our investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include our share of the income and expenses and equity movements of associates, after adjustments to align their accounting policies with ours, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When our share of losses exceeds our interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that we have an obligation or have made payments on behalf of the investee.

Transactions Eliminated on Consolidation

Intra-group balances, transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of our interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Foreign Currency

Foreign Currency Transactions

Transactions in foreign currencies are translated to the respective functional currencies of us and our subsidiaries at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on translation are recognized in profit or loss, except for differences arising on the translation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation or in a qualifying cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Foreign Operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into Won at exchange rates at the reporting date. The income and expenses of foreign operations, excluding foreign operations in hyperinflationary economies, are translated into Won at exchange rates at the dates of the transactions.

The income and expenses of foreign operations in hyperinflationary economies are translated into Won at the exchange rates at the reporting date. Prior to translating the financial statements of foreign operations in hyperinflationary economies, their financial statements for the current period are restated to account for changes in the general purchasing power of the local currency. The restatement is based on relevant price indices at the reporting date.

Foreign currency differences are recognized in other comprehensive income in the translation reserve.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and are used by us in the management of our short-term commitments.

Non-derivative Financial Assets

Financial assets are classified into financial assets at fair value through profit or loss, loans and receivables, available-for-sale financial assets and held-to-maturity financial assets. Financial assets are recognized in the consolidated financial statements when we become a party to the contractual provisions of the instrument.

A financial asset is measured initially at its fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition of the financial asset.

Financial Assets at Fair Value through Profit or Loss

A financial asset is classified as held for trading or designated at fair value through profit or loss upon initial recognition. These financial assets are measured at fair value after initial recognition and changes in the fair value are recognized through profit or loss of the period. Costs attributable to the acquisition are immediately expensed in the period.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are non-derivative assets with fixed or determinable payments and fixed maturity that we have the positive intent and ability to hold to maturity. They are carried at amortized cost using the effective interest method after their initial recognition.

Loans and Receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

For non-collateral dependent loans, impairment is measured using a discount cash flow analysis under which allowances are established when the discounted cash flow of the loan is lower than its carrying amount. The allowance is equal to the difference between the discounted cash flow amount of the loan and its carrying amount. With respect to collateral dependent loans, our discount cash flow analysis considers, among other things, the fair value of the collateral underlying the subject loan. When the carrying amount of the subject loan is higher than the fair value of the collateral, the carrying amount is written down to the fair value of the collateral. The fair value of the collateral is determined as the present value of the estimated realizable value of the collateral at the expected time of the sale of such collateral. Once the valuation report of the court-appointed appraiser becomes publicly available as part of a foreclosure proceeding, we use the appraisal value for the collateral indicated in such report as the estimated realizable value of the collateral. However, until such publication, we use the valuation amount for the collateral as determined by outside independent appraisers at the time that the subject loan was initially approved, with adjustments made for the change in value from the effect of time passage and current market circumstances that may impact the value of the collateral.

As a general rule, we obtain updated appraisal on an annual basis for all collateral dependent loans and therefore, adjust the appraisal value of loans every 12 months. We estimate the fair value of collateral with outdated appraisal value primarily on the basis of the publicly available standard reference prices as officially published by the government (or (x) in the case of collateral in the form of apartment units, the real estate market price database maintained by Kookmin Bank for apartment units, (y) in the case of collateral in the form of other communal housing units, the publicly available standard reference prices as officially published by the Ministry of Land, Transport and Maritime Affairs or (z) in the case of commercial buildings, the publicly available standard reference prices as officially published by the National Tax Service), except that (i) if there are bid prices for such collateral, we use as the fair value the lowest bid price deemed to be credible as to the bidder’s intent to purchase based on the written bid submitted by such purchaser and (ii) in the circumstances where we deem that the aforesaid reference prices do not accurately reflect the true value of such land, for example, due to a downturn in the relevant real estate market, we hire an outside appraiser to obtain an independent valuation, which valuation is typically derived from 90% or lower of the lowest of two or more sale prices from recent sales of similar types of collateral in the vicinity, and we use such valuation as the fair value for such collateral. Other than in the case of a bid price which is higher than the original appraisal value, we design our fair value estimation system so that the adjusted fair value does not exceed the original appraisal value and hence, in the absence of a higher bid price, the adjustments made have the effect of assigning a fair value lower than the original appraisal value. Since the magnitude of adjustments is principally dependent on reference prices maintained by the Government or bid prices, which are in turn dependent on the market prices, it varies case by case and is therefore difficult to compute the average adjustments made to outdated appraisals. After making such adjustments, we also internally appraise each collateral at least annually in order to ensure that the adjusted value is fair and reasonable.

We implement the following procedures to minimize the potential for outdated appraisal values being reflected in allowance for loan losses: (i) the date of appraisal is assigned next to the appraisal value to facilitate identification of an appraisal value as being outdated, (ii) our internal audit department constantly monitors the status of appraisal values, and (iii) the loan-to-value ratio, usually 60%, is strictly enforced when making the original loan so that the value of collateral typically stays above the outstanding loan amount during the life of the loan even in the case of an adjustment to the original appraisal value. If in the limited circumstances where the adjusted fair value of collateral falls below the outstanding loan amount, if the loan is impaired, we promptly set aside allowance for loan losses for such difference in amount.

Available-for-sale Financial Assets

Available-for-sales financial assets are the non-derivative financial assets not classified into financial assets at fair value through profit or loss or loans and receivables. They are measured at fair value after their initial recognition.

Derecognition of Financial Assets

We derecognize a financial asset when the contractual rights to the cash flows from the asset expire, or we transfer the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that we create or retain is recognized as a separate asset or liability.

Offsetting

Financial assets and liabilities are offset and the net amount presented in the consolidated statements of financial position when, and only when, we have a legal right to offset the amounts and intend either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Impairment of Financial Assets

We assess at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets except for financial assets at fair value through profit or loss is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that financial assets are impaired includes significant financial difficulty of the borrower or issuer, default or delinquency in interest or principal payments, restructuring of a loan or a concession granted by us, which we would not otherwise consider, indications that a borrower or issuer will enter bankruptcy or other financial reorganization, or observable data such as an increased number of delayed payments indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets.

Loans and Receivables

We first assess whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant. If we determine that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, we include the asset in a group of financial assets with similar credit risk characteristics and collectively assess them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition).

If the interest rate of loans and receivables is a floating rate, the discount rate used to evaluate impairment loss is the current effective interest rate defined in an agreement. The present value of estimated future cash flows of secured financial assets is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of the probability of realization of such collateral.

In assessing collective impairment, we rate and classify financial assets, based on a credit risk assessment or credit rating assessment process that takes into account asset type, industry, regional location, collateral type, delinquency and other relative factors.

Future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical modeling of historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical modeling. In adjusting the future cash flow by historical modeling, the result has to be in line with changes and trends of observable data (e.g., impairment loss of collective assets and unemployment rate, asset price, commodity price, payment status and other variables representing the size of implement loss). Methodologies and assumptions used to estimate future cash flow are reviewed on a regular basis in order to narrow down discrepancy between impairment loss estimation and actual loss.

Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables. When a subsequent event causes the amount of impairment loss to decrease, and the decrease can be related objectively to an event occurring after the impairment was recognized, the decrease in impairment loss is reversed through profit or loss of the period.

Allowance for Loan Losses

Under both U.S. GAAP and IFRS, determining allowance for loan losses involves determination both at the individual level and on the aggregate basis. While there is no material difference between U.S. GAAP and IFRS in determining allowance for loan losses at the individual level except for differences in its recognition of loan losses as a result of subsequent events, there are certain differences when determining the allowance on the aggregate basis.

When determining allowance for loan losses, under U.S. GAAP, Shinhan Bank, which accounts for the substantial majority of loans held by Shinhan Financial Group, used a migration model, while under IFRS, Shinhan Bank used a probability of default / loss-given default (“PD/LGD”) model. While these models satisfy the requirements of U.S. GAAP and IFRS regarding the concept of incurred losses, certain differences may arise in allowances for loan losses calculated under the U.S. GAAP migration model and the IFRS PD/LGD model.

Under U.S. GAAP, when determining allowance for loan losses, Shinhan Bank, which accounts for the substantial majority of loans held by Shinhan Financial Group, applied a migration model based on loan classifications. Shinhan Bank identified the probability of default for corporate loans through a migration model, which uses a statistical tool to monitor the progression of loans through nine different classifications over recent one year, while retail loans uses five different classifications over recent one year and are segmented into the two product types for the purposes of credit risk evaluation, namely, mortgage and home equity loans, and other retail loans (consisting of unsecured and secured retail loans). Loss given default for corporate loans is derived by the loss rate of individually evaluated impaired loans, while retail loans is derived by the historical charge-off and recovery information of the portfolio.

Under IFRS, Shinhan Bank calculates the aggregate allowance for loan losses by multiplying (x) the probability of default for each class of borrowers that have been assigned the same credit rating by (y) the loss given default for such class of borrowers. A particular credit rating is assigned individually to each borrower based on (i) the borrower type (namely, household, corporate, SOHOs or high-risk borrowers) and (ii) its particular risk and credit profile within such type, using our proprietary credit evaluation model.

Our current PD/LGD model under IFRS determines the probability of default for each class of borrowers having the same credit rating as follows. First, we determine the projected probability of default for such class of borrowers using the longer look-back periods under IFRS. However, at least annually (and more frequently during times of heightened systemic risks), we test such projected probability of default against the actual rate of default among such class of borrowers in the 12-months period immediately preceding such testing date. If based on such test the actual rate of default exceeds the mean or the maximum value of projected probability of default, we reassess, on an individual basis and using more conservative metrics, the credit rating assigned to each borrower within such class. Such credit rating reassessment generally has the effect of lowering the credit rating for a substantial number of borrowers that initially belonged to such class, which in turn has the effect of increasing the allowance of losses on an aggregate basis since the pool of borrowers having high credit ratings will have shrunk (and the pool of borrowers having lower credit ratings will have expanded) as the result of the individualized credit rating reassessment. Hence, such recalibration has the effect of reflecting the effects of current conditions in our final determination of the probability of default.

The migration and PD/LGD methods described above have differences under U.S. GAAP and IFRS. Under U.S. GAAP the historical loss rate on migration analysis is calculated from a transition matrix table based on asset quality classification and takes into consideration historical loss rates and recovery rates after charge-off, whereas under IFRS, the PD/LGD method (sophisticated approach), also known as Advanced Internal Rating-Based approach under Basel II, is calculated via measurable long-term risk factors such as probability of default from risk grading and loss given default based on the Basel II framework.

Furthermore, U.S. GAAP and IFRS are different in its recognition of loan losses as a result of subsequent events, i.e., events subsequent to the financial year-end. While IFRS allows recognition of loan losses a result of subsequent events up to the date on which the board of directors approves the financial statements, U.S. GAAP allows recognition of loan losses as a result of subsequent events up to the date on which the audited financial statements are issued. Hence, the allowance of loan losses as a result of subsequent events tends to be larger under U.S. GAAP than under IFRS.

We believe that our current PD/LGD model under IFRS has the following advantages compared to the previous migration model under U.S. GAAP:

•

Statistically more robust while reflecting effects of current condition.    From a statistical perspective, we believe our current PD/LGD model enables a more robust and reliable analysis by adopting a longer look-back period based on the Continuous Time Marcov Chain Rating Transition Approach than the one-year migration model does. While adopting a longer look-back period may have the effect of undervaluing the effects of current conditions, our model largely compensates for such potential undervaluation through the annual calibration process discussed above.

•

Analytically more fine-tuned.    Our previous migration model analyzed the probability of default based on the following criteria only: retail vs. corporate and secured vs. unsecured. Under our current PD/LGD model, we examine the probability of default based on more granular classification as follows: households, corporate, small-office/home-office (SOHOs) and special high-risk borrowers. In addition, our current PD/LGD model also analyzes loss given default in greater detail, including location, types of collateral, loan-to-value ratios and (in the case of unsecured loans) types of loans.

•

More versatile use and improved reliability through greater internal scrutiny.    The previous migration model was used only for the purpose of determining the probability of default in connection of computing allowance for losses based on asset classification. In comparison, our current PD/LGD model is being used for substantially all areas of our credit risk evaluation, including credit ratings, loan review and computation of capital adequacy. Given the more versatile use of our current PD/LGD model and the greater impact on system-wide risk arising from its misuse, we devote greater resources to ensuring the accuracy of this model through heightened scrutiny over its design, implementation and evaluation.

Available-for-sale Financial Assets

Impairment losses on available-for-sale financial assets are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in the fair value reserve in equity, to profit or loss. The cumulative loss that is removed from other comprehensive income and recognized in profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss previously recognized in profit or loss. Changes in impairment provisions attributable to time value are reflected as a component of interest income.

If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized in profit or loss, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

Held-to-maturity Financial Assets

An impairment loss in respect of held-to-maturity financial assets measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate and is recognized in profit or loss. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Derivative Financial Instruments

Derivatives are recognized initially at fair value and attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

We hold derivative financial instruments to hedge our foreign currency and interest rate risk exposures. On initial designation of the hedge, we formally document the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. We make an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125%. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Fair Value Hedges

When a derivative is designated as the hedging instrument in a hedge of the change in fair value of a recognized asset or liability or a firm commitment that could affect profit or loss, changes in the fair value of the derivative are recognized immediately in profit or loss together with changes in the fair value of the hedged item that are attributable to the hedged risk (in the same line item in the consolidated statements of comprehensive income as the hedged item).

If the hedging derivative expires or is sold, terminated, or exercised, or the hedge no longer meets the criteria for fair value hedge accounting, or the hedge designation is revoked, hedge accounting is discontinued prospectively. Any adjustment to a hedged item up to the point for which the effective interest method is used, is amortized to profit or loss as part of the recalculated effective interest rate of the item over its remaining life.

Cash Flow Hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the consolidated statements of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecast transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

Separable Embedded Derivatives

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

Other Non-trading Derivatives

When a derivative financial instrument is not held for trading, and is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in profit or loss.

Property and Equipment

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. We elect to measure land and buildings at fair value at the date of transition and use those fair values as their deemed costs.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to us and its cost can be measured reliably. The carrying amount of the replaced cost is derecognized. The cost of the day to day servicing of property and equipment are recognized in profit or loss as incurred.

Land is not depreciated. Other property and equipment are depreciated on a straight-line basis over their estimated useful life, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease are depreciated over the shorter of the lease term and their useful lives. The estimated useful lives for the current and comparative periods are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years
Other properties	Straight-line	4~5 years

Depreciation methods, useful lives and residual value are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

Intangible Assets

Goodwill

Goodwill that arises upon the acquisition of subsidiaries is included in intangible assets. Goodwill is measured at cost less accumulated impairment losses. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment, and an impairment loss on such an investment is not allocated to any asset, including goodwill, that forms part of the carrying amount of the equity method accounted investee.

Research and Development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and we intend to and have sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets for which the commencement date for capitalization is on or after January 1, 2010. Other development expenditure is recognized in profit or loss as incurred.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

Other Intangible Assets

Other intangible assets with finite useful lives that we acquire are measured at cost less accumulated amortization and accumulated impairment losses.

Amortization

Amortization is calculated over the cost of the asset, or other amount substituted for cost, less its residual value. Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Descriptions	Useful lives
Software, capitalized development cost	5 years
Other intangible assets	5 years or contract periods

The estimated useful life of an intangible asset in a service concession arrangement is the period from when we are able to charge the public for the use of the infrastructure to the end of the concession period. Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Investment Property

Investment property is property held either to earn rental income or for capital appreciation or for both, but not for sale in the ordinary course of business, use in the production or supply of goods or services, or for administrative purposes.

Investment property is measured initially at cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment loss.

Leased Assets

Classification of a Lease

A finance lease is a lease that transfers substantially all of the risks and rewards incidental to ownership of the leased asset from the lessor to the lessee; title to the asset may or may not transfer under such a lease. An operating lease is a lease other than a finance lease.

Lessee

Under a finance lease, the lessee recognizes the leased asset and a liability for future lease payments. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Under an operating lease, the lessee recognizes the lease payments as expense over the lease term and does not recognize the leased asset in the consolidated statements of financial position.

Lessor

Under a finance lease, the lessor recognizes a finance lease receivable. Over the lease term the lessor accrues interest income on the net investment. The receipts under the lease are allocated between reducing the net investment and recognizing finance income, so as to produce a constant rate of return on the net investment.

Under an operating lease, the lessor recognizes the lease payments as income over the lease term and the leased asset in the consolidated statements of financial position.

Assets Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. Immediately before classification as held for sale, the assets, or components of a disposal group, are remeasured in accordance with our accounting policies. Thereafter generally the assets, or disposal group, are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group first is allocated to goodwill, and then to remaining assets and liabilities on pro rata basis, except that no loss is allocated to financial assets, deferred tax assets, employee benefit assets and investment property, which continue to be measured in accordance with our accounting policies. Impairment losses on initial classification as held for sale and subsequent gains or losses on remeasurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

Impairment of Non-financial Assets

The carrying amounts of our non-financial assets, other than investment property and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”).

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, and therefore is not tested for impairment separately. Instead, the entire amount of the investment in an associate is tested for impairment as a single asset when there is objective evidence that the investment in an associate may be impaired.

Non-Derivative Financial Liabilities

Depending on commitments in a contract and definition of financial liabilities, the non-derivative financial liabilities are categorized as either at fair value through profit or loss or other financial liabilities.

Our equity-linked securities are hybrid financial products that combine features of debt securities and equity options. Their returns are based on the interest earned on the debt securities plus the gains or losses from the equity options. Equity-linked securities can be offered in Korea only by specially licensed brokers dealing in over-the-counter derivative products, and we offer these products through Shinhan Investment.

Under the accounting principle of fair value option, we measure the fair value of the equity-linked securities and reflect the changes in such fair value in net income. We compute the fair value of these securities primarily internally based on the Black and Scholes’ option pricing model, except that in the case of overseas stocks, overseas stock indexes or other underlying assets, we use the average of valuations by two outside valuation firms hired by us.

Financial Liabilities at Fair Value through Profit or Loss

The financial liabilities at fair value through profit or loss include a financial liability held for trading or designated at fair value through profit or loss upon initial recognition. These financial liabilities are measured at fair value after initial recognition and changes in the fair value are recognized through profit or loss of the period. Costs attributable to the issuance or acquisition are immediately expensed in the period.

Other Financial Liabilities

The financial liabilities not classified as at fair value through profit or loss are classified into other financial liabilities. The liabilities are measured at a fair value minus cost relating to issuance upon initial recognition. Then, they are carried at amortized cost, using the effective interest rate method.

Only when financial liabilities become extinct, or obligations in a contract are cancelled or terminated, are they derecognized from our consolidated statements of financial position.

Equity Instrument

Capital Stock

Capital stock is classified as equity. Incremental costs directly attributable to the transaction of stock are deducted, net of tax, from the equity.

Hybrid Bond

We classify issued financial instrument, or its component parts, on initial recognition as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. Hybrid bonds, in which we have an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, are classified as equity instruments and presented in equity.

Non-controlling Interest

Non-controlling interest, which means the equity is a subsidiary not attributable, directly or indirectly, to a parent, consists of the amount of those non-controlling interests at the date of the original combination calculated in accordance with IFRS No. 1103 Business Combination and the non-controlling interests’ share of changes in equity since the date of the combination.

Employee Benefits

Short-term Employee Benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if we have a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

Other Long-term Employee Benefits

Our net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of our obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

Defined Benefit Plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. Our net obligation in respect of defined benefit pension plans is calculated in aggregate for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of our obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to us, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in us. An economic benefit is available to us if it is realizable during the life of the plan, or on settlement of the plan liabilities.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in profit or loss.

We recognize all actuarial gains and losses arising from defined benefit plans in profit or loss.

Defined Contribution Plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

Termination Benefits

Termination benefits are recognized as an expense when we are committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if we have made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

Share-based Payment Transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

Share-based payment arrangements in which we receive goods or services as consideration for our own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how we obtain the equity instruments.

Provisions

A provision is recognized if, as a result of a past event, we have a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Financial Guarantee Contract

Financial guarantees are contracts that require us to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Financial guarantee liabilities are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee. The financial guarantee liability is subsequently carried at the higher of this amortized amount and the present value of any expected payment when a payment under the guarantee has become probable. Financial guarantees are included within other liabilities.

Financial Income and Expense

Interest

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability (or, where appropriate, a shorter period) to the carrying amount of the financial asset or liability. When calculating the effective interest rate, we estimate future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all fees and points paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issue of a financial asset or liability.

Fees and Commission

Fees and commission income and expense that are integral to the effective interest rate on a financial asset or liability are included in the measurement of the effective interest rate.

Other fees and commission income, including account servicing fees, investment management fees, sales commission, placement fees and syndication fees, are recognized as the related services are performed. When a loan commitment is not expected to result in the draw-down of a loan, the related loan commitment fees are recognized on a straight-line basis over the commitment period.

Other fees and commission expense relate mainly to transaction and service fees, which are expensed as the services are received.

Dividends

Dividend income is recognized when the right to receive income is established. Usually this is the ex-dividend date for equity securities.

Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in our subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

We file our national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows us to make national income tax payments based on our and our wholly owned domestic subsidiaries’ consolidated profits or losses. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of our subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements.

Accounting for Trust Accounts

We account for trust accounts separately from our group accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the accompanying consolidated interim financial statements. Funds transferred between a group account and a trust account are recognized as borrowings from trust accounts in other liabilities with fees for managing the accounts recognized as non-interest income by us.

Earnings per Share

We present basic and diluted earnings per share (“EPS”) data for our ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to an ordinary shareholder by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

Average Balance Sheet and Volume and Rate Analysis

Average Balance Sheet and Related Interest

The following table shows our average balances and interest rates, as well as the net interest spread, net interest margin and asset liability ratio, in 2010 and 2011.

	Year Ended December 31,
	2010					2011
	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate
	(In billions of Won, except percentages)
Assets:
Interest-earning assets
Due from banks	(Won)	11,197	(Won)	169	1.51%	(Won)	11,111	(Won)	249	2.24%
Trading assets		11,709		358	3.06		11,285		414	3.67
Loans(2)
Retail loans		63,673		3,416	5.36		66,953		3,750	5.60
Corporate loans		93,720		5,134	5.48		99,734		5,349	5.36
Public and other loans		2,519		130	5.18		3,516		193	5.50
Loans to banks		3,646		96	2.63		3,750		102	2.72
Credit card loans		16,278		1,795	11.03		17,740		1,887	10.64

Total loans		179,836		10,571	5.88		191,693		11,281	5.89

Securities(3)
Available-for-sale financial assets		24,674		962	3.90		26,626		1,026	3.85
Held-to-maturity financial assets		12,894		687	5.33		12,307		643	5.22

Total securities		37,568		1,649	4.39		38,933		1,669	4.29

Other interest-earning assets		—		162	—		—		168	—

Total interest-earning assets	(Won)	240,310	(Won)	12,909	5.37%	(Won)	253,022	(Won)	13,781	5.45%

Non-interest-earning assets
Cash and due from banks	(Won)	2,983				(Won)	2,390
Derivative assets		4,574					2,951
Available-for-sale financial assets		4,919					4,760
Property and equipment and intangible assets		7,007					6,981
Other non-interest-earning assets		13,367					15,551

Total non-interest-earning assets	(Won)	32,850				(Won)	32,633

Total assets	(Won)	273,160	(Won)	12,909		(Won)	285,655	(Won)	13,781

	Year Ended December 31,
	2010					2011
	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate
	(In billions of Won, except percentages)
Liabilities:
Interest-bearing liabilities
Deposits
Demand deposits	(Won)	15,905	(Won)	111	0.70%	(Won)	16,517	(Won)	119	0.72%
Savings deposits		33,655		331	0.98%		34,234		335	0.98%
Time deposits		93,385		3,270	3.50%		99,654		3,597	3.61%
Other deposits		4,884		224	4.58%		3,513		130	3.71%

Total interest-bearing deposits		147,829		3,936	2.66%		153,918		4,181	2.72%

Trading liabilities		—		—	—		—		—	—
Borrowings		18,549		390	2.10%		19,733		485	2.46%
Debt securities issued		41,054		2,041	4.97%		40,048		1,943	4.85%
Other interest-bearing liabilities		1,669		69	4.13%		1,715		92	5.34%

Total interest-bearing liabilities	(Won)	209,101	(Won)	6,436	3.08%	(Won)	215,414	(Won)	6,701	3.11%

Non-interest-bearing liabilities
Non-interest-bearing deposits	(Won)	2,979				(Won)	2,570
Derivatives liabilities		3,829					2,569
Insurance liabilities		8,199					9,940
Other non-interest-bearing liabilities		23,142					26,693

Total non-interest-bearing liabilities	(Won)	38,149				(Won)	41,772

Total liabilities	(Won)	247,250	(Won)	6,436		(Won)	257,186	(Won)	6,701

Total equity attributable to equity holder of the Group		23,444					26,008
Non-controlling interest		2,466					2,461

Total liabilities and equity	(Won)	273,160	(Won)	6,436		(Won)	285,655	(Won)	6,701

Net interest spread(4)					2.29%					2.34%
Net interest margin(5)					2.69%					2.80%
Average asset liability ratio(6)					114.93%					117.46%

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank and (b) quarterly balances for other subsidiaries.

(2)

Non-accruing loans are included in the respective average loan balances. Income on such non-accruing loans is no longer recognized from the date the loan is placed on nonaccrual status. We reclassify loans as accruing when interest (including default interest) and principal payments are current.

(3)

Represents the average balance and yield on securities based on amortized cost. The yield on the available-for-sale portfolio is based on average historical cost balances. Accordingly, the yield information does not give effect to changes in fair value that are reflected as a component of stockholders’ equity.

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

Analysis of Changes in Net Interest Income — Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income between changes in volume and changes in rates for 2011 compared to 2010. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities in proportion to absolute volume and rate change. The variance caused by the change in both volume and rate has been allocated in proportion to the absolute volume and rate change.

	From 2010 to 2011 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change
	(In billions of Won)
Increase (decrease) in interest income
Due from banks	(Won)	(1)	(Won)	81	(Won)	80
Trading assets		(13)		69		56
Loans:
Retail loans		180		154		334
Corporate loans		324		(109)		215
Public and other loans		54		9		63
Loans to banks		3		3		6
Credit card loans		157		(65)		92

Total loans		718		(8)		710

Securities:
Available-for-sale financial assets		75		(11)		64
Held-to-maturity financial assets		(31)		(13)		(44)

Total securities		44		(24)		20

Other interest-earning assets		—		6		6

Total interest income	(Won)	748	(Won)	124	(Won)	872

Increase (decrease) in interest expense
Deposits:
Demand deposits	(Won)	4	(Won)	4	(Won)	8
Savings deposits		6		(2)		4
Time deposits		224		103		327
Other deposits		(56)		(38)		(94)

Total interest-bearing deposits		178		67		245

Trading liabilities		—		—		—
Borrowings		26		69		95
Debt securities issued		(49)		(49)		(98)
Other interest-bearing liabilities		2		21		23

Total interest expense	(Won)	157	(Won)	108	(Won)	265

Net increase (decrease) in net interest	(Won)	591	(Won)	16	(Won)	607

Results of Operations

2011 Compared to 2010

The following table sets forth, for the periods indicated, the principal components of our operating income.

	Year Ended December 31,
	2010		2011		% Change
	(In billions of Won, except percentages)
Net interest income	(Won)	6,473	(Won)	7,080	9.4%
Net fees and commission income		1,757		1,759	0.1
Net other operating income (expense)		(4,816)		(4,704)	—

Operating income	(Won)	3,414	(Won)	4,135	21.1%

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income.

	Year Ended December 31,
	2010		2011		% Change
	(In billions of Won, except percentages)
Interest income:
Cash and due from banks	(Won)	169	(Won)	249	47.3%
Trading assets		346		394	13.9
Financial assets designated at fair value through profit or loss		12		20	66.7
Loans		10,571		11,282	6.7
Available-for-sale financial assets		962		1,026	6.7
Held-to-maturity financial assets		687		643	(6.4)
Other interest income		162		167	3.1

Total interest income	(Won)	12,909	(Won)	13,781	6.8%

Interest expense:
Deposits	(Won)	3,936	(Won)	4,181	6.2%
Borrowings		390		485	24.4
Debt securities issued		2,041		1,943	(4.8)
Other interest expense		69		92	32.3

Total interest expense	(Won)	6,436	(Won)	6,701	4.1

Net interest income	(Won)	6,473	(Won)	7,080	9.4%

Net interest margin(1)		2.69%		2.80%

Note:

(1)	Represents the ratio of net interest income to average interest-earning assets. See “— Average Balance Sheet and Volume and Rate Analysis — Average Balance Sheet and Related Interest.”

Interest income.    The 6.8% increase in interest income was due primarily to a 6.7% increase in interest on loans. The increase in interest on loans largely resulted from an increase in the volume of loans made. The average balance of our loans increased by 6.6% from (Won)179,836 billion in 2010 to (Won)191,693 billion in 2011, principally due to increases in the average balances of retail loans and corporate loans and, to a lesser extent, credit card loans. The average lending rate on our loans remained largely stable from 5.88% in 2010 to 5.89% in 2011, principally due to an increase in the average lending rate for retail loans, which was substantially offset by the decreases in the average lending rates for corporate loans and credit card loans.

More specifically, the increase in interest income was due to the following:

•

a 9.8% increase in interest on retail loans from (Won)3,416 billion in 2010 to (Won)3,750 billion in 2011, which was primarily due to an increase in the average balance of retail loans from (Won)63,373 billion in 2010 to (Won)66,953 billion in 2011 and an increase in the average lending rate for such loans from 5.36% in 2010 to 5.60% in 2011. The average balance for retail loans increased largely as a result of an increase in the volume of housing loans taken by households to pay for an increase in housing sales in the first half of 2011 as well as the general increase in long-term deposit required for the majority of rental housing in Korea due to an increasing shortage of available housing in Seoul. The average lending rate for retail loans increased largely as a result of an increase in the base rate set by the Bank of Korea, which largely determines the market rates for certificates of deposit, which in turn largely determines our lending rates for a substantial majority of our retail loans.

•

a 4.2% increase in interest on corporate loans from (Won)5,133 billion in 2010 to (Won)5,349 billion in 2011, which was primarily due to an increase in the average balance of corporate loans from (Won)93,720 billion in 2010 to (Won)99,734 billion in 2011, which was partially offset by a decrease in the average lending rate for such loans from 5.48% in 2010 to 5.36% in 2011. The average balance of corporate loans increased principally as a result of increases in working capital lending to large corporations and facilities lending to small- to medium-sized enterprises largely due to the continued export-led growth of the Korean economy. The average lending rate for corporate loans decreased largely due to our concerted efforts to increase the proportion of corporate loans with strong asset quality (but for which we offer lower lending rates) as part of our enhanced risk management policy; and

•

a 5.1% increase in interest on credit card loans from (Won)1,795 billion in 2010 to (Won)1,887 billion in 2011, which was primarily due to an increase in the average balance of credit card loans from (Won)16,278 billion in 2010 to (Won)17,740 billion in 2011, which was partially offset by a decrease in the average lending rate for credit card loans from 11.03% in 2010 to 10.64% in 2011. The average balance for credit card loans increased largely as a result of an increase in consumer confidence and consumer spending. The average lending rate for credit cards decreased largely due to our concerted efforts to decrease the proportion of cash advances (which yield higher interest rates but carry a greater risk of delinquency) as part of our enhanced risk management policy.

Interest expense.    Interest expense increased by 4.1% from (Won)6,436 billion in 2010 to (Won)6,701 billion in 2011, due primarily to a 6.2% increase in interest expense on deposits from (Won)3,936 billion in 2010 to (Won)4,181 billion in 2011 and a 24.4% increase in interest expense on borrowings from (Won)390 billion in 2010 to (Won)485 billion in 2011, which was partially offset by a 4.8% decrease in interest expense on debt securities issued from (Won)2,041 billion in 2010 to (Won)1,943 billion in 2011.

The increase in interest expense on deposits was due to a 4.1% increase in the average balance of deposits from (Won)147,829 billion in 2010 to (Won)153,918 billion in 2011 and an increase in the average interest rate payable on deposits from 2.66% in 2010 to 2.72% in 2011. The increase in the average balance of deposits was primarily due to a 6.7% increase in the average balance of time deposits from (Won)93,385 billion in 2010 to (Won)99,654 billion in 2011, which was partially offset by a 28.1% decrease in the average balance of other deposits from (Won)4,884 billion in 2010 to (Won)3,513 billion in 2011. The overall increase in the average balance of deposits was largely due to the increasing preference among consumers for bank deposits as safe investment products in light of the continued volatility in the stock markets, and time deposits were especially popular among consumers as they generally offered the highest interest rate among our deposit products. The average balance of other deposits, which principally consist of certificates of deposit, decreased primarily as a result of our efforts to replace a portion of certificates of deposit with regular customer deposits in order to improve our loan-to-deposit ratio since the former are not classified as deposits for purposes of computing such ratio. The increase in the average interest rate payable on deposits resulted mainly from the increase in the average interest rate payable on time deposits from 3.50% in 2010 to 3.61% in 2011, which more than offset the decrease in the average interest rate payable on other deposits from 4.58% in 2010 to 3.71% in 2011. The average interest rate payable on time deposits increased largely as a result of increasing competition among commercial banks for customer deposits to secure stable funding and strengthen customer loyalty.

The increase in interest expense on borrowings was due to an increase on the average interest rate payable on borrowings from 2.10% in 2010 to 2.46% in 2011 and, to a lesser extent, a 6.4% increase in the average balance of borrowings from (Won)18,549 billion in 2010 to (Won)19,733 billion in 2011. The average interest rate payable on borrowings increased largely as a result of the general increase in the base rate set by the Bank of Korea. The average balance of borrowings decreased largely as a result of the increase in the average balance of deposits, which reduced our need to source funding through borrowings, which bear higher interest rates.

The decrease in interest expense on debt securities issued was due to a 4.8% decrease in the average balance of debt securities from (Won)41,054 billion in 2010 to (Won)40,048 billion in 2011, and to a lesser extent, a decrease in the average interest rate payable on debt securities from 4.97% in 2010 to 4.85% in 2011. The average balance of debt securities issued decreased largely as a result of the increase in the average balance of deposits, which reduced our need to source funding through issuance of debt securities, which bear higher interest rates. The average interest rate payable on debt securities issued decreased largely as a result of a decrease in market interest rates principally due to enhanced liquidity in the Korean financial market attributable to the Government’s expansionary monetary policy in the aftermath of the recent financial crisis as well as a net inflow of foreign capital following Korea’s relatively speedy recovery therefrom.

Net interest margin.    Net interest margin represents the ratio of net interest income to the average balance of interest-earning assets. Our overall net interest margin increased by 11 basis points from 2.69% in 2010 to 2.80% in 2011, due to a 5.3% increase in the average volume of interest-earning assets from (Won)240,310 billion in 2010 to (Won)253,022 billion in 2011 and an increase by four basis points in net interest spread from 2.29% in 2010 to 2.34% in 2011. Net interest spread, which represents the difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities, increased from 2010 to 2011 primarily due to the increase in the average rate of interest receivable on interest-earning assets (principally consisting of loans) resulting from the increase in base interest rates set by the Bank of Korea in 2011 to 3.25% from 2.0% in 2010. Customer deposits generally bear lower interest rates than debt securities issued. The increase in the proportion of customer deposits relative to than debt securities issued was largely due to the increasing attractiveness to consumers of bank deposits relative to other investments, such as stock investments, due to the volatility in the stock markets. The average rate of interest paid on interest-bearing liabilities increased by three basis points largely due to an increase in short-term interest rates paid on time deposits, which comprised a substantial portion of our customer deposits, to 3.61% in 2011 from 3.50% in 2010 in reflection of the increase in base interest rates set by the Bank of Korea in 2011, which was partially offset by a decrease in long-term interest rates paid on debt securities issued.

Fees and Commission Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net fees and commission income.

	Year Ended December 31,
	2010		2011		% Change
	(In billions of Won, except percentages)
Fees and commission income:
Credit placement fees	(Won)	48	(Won)	50	4.2%
Commission received as electronic charge receipt		142		145	2.1
Brokerage fees		510		495	(2.9)
Commission received as agency		112		115	2.7
Investment banking fees		84		69	(17.9)
Commission received in foreign exchange activities		158		162	2.5
Asset management fees		68		68	0.0
Credit card fees		1,895		2,020	6.6
Others		380		433	13.9

Total fees and commission income	(Won)	3,397	(Won)	3,557	4.7%

Fees and commission expense:
Credit-related fees	(Won)	14	(Won)	25	78.6%
Credit card fees		1,388		1,544	11.2
Others		238		229	(3.8)

Total fees and commission expense		1,640		1,798	9.6

Net fees and commission income	(Won)	1,757	(Won)	1,759	0.1%

Net fees and commission income remained largely stable, having increased only by 0.1% from (Won)1,757 billion in 2010 to (Won)1,759 billion in 2011, primarily as a result of a 6.6% increase in credit card fees income from (Won)1,895 billion in 2010 to (Won)2,020 billion in 2011 and a 13.9% increase in other fees and commission income from (Won)380 billion in 2010 to (Won)433 billion in 2011, which was substantially offset by a 11.2% increase in credit card fees expenses. The increase in credit card fees income is principally attributable to the increase in the average balance of credit card loans, which more than offset the decrease in the average rate of merchant fees charged to merchants for the use of our credit card services as a result of regulatory changes. The increase in other fees and commission income is principally attributable to an increase in fee income generated by the special accounts of our insurance business. The increase in credit card fees expense is principally attributable to an increase in the expenses related to our points systems and membership services largely as a result of our enhanced marketing efforts to maintain and expand our credit card customers.

Other Operating Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net operating expense.

	Year Ended December 31,
	2010		2011		% Change
	(In billions of Won, except percentages)
Net insurance gain	(Won)	(76)	(Won)	(119)	56.6%
Dividend income		217		209	(3.7)
Net trading income (loss)		334		(132)	N/M
Net foreign currency transaction gain		117		14	(88.0)
Net gain (loss) on financial instruments designated at fair value through profit or loss		(125)		172	N/M
Net gain on sale of available-for-sale financial assets		652		846	29.8
Impairment loss on financial assets		(1,416)		(987)	(30.3)
General and administrative expenses		(3,848)		(4,135)	7.5
Others		(671)		(572)	(14.8)

Other operating income (expense)	(Won)	(4,816)	(Won)	(4,704)	(2.3)%

N/M = not meaningful

Other operating expenses decreased by 2.3% from (Won)4,816 billion in 2010 to (Won)4,704 billion in 2011, primarily as a result of a decrease in impairment loss on financial assets, recording net gain on financial instruments designated at fair value through profit or loss in 2011 compared to recording net such loss in 2010 and an increase in net gain on sale of available-for-sale financial assets, which more than offset recording net trading income in 2010 compared to net trading loss in 2011 and an increase in general and administrative expenses.

Impairment Loss on Financial Assets

The following table sets forth for the periods indicated the impairment loss by type of financial asset.

	Year Ended December 31,
	2010		2011		% Change
	(In billions of Won, except percentages)
Loans:
Retail	(Won)	49	(Won)	66	34.7%
Corporate		1,201		647	(46.1)
Credit card		28		166	492.9
Others		22		(15)	N/M

Subtotal		1,300		864	(33.5)
Securities(1)		146		91	(37.7)
Others		(30)		32	N/M

Total impairment loss on financial assets	(Won)	1,416	(Won)	987	(30.3)%

N/M = not meaningful

Note:

(1)	Consist of available-for-sale financial assets, held-to-maturity financial assets and investments in associates.

Impairment loss on financial assets decreased by 30.3% from (Won)1,416 billion in 2010 to (Won)987 billion in 2011 principally due to a 33.6% decrease in impairment on loans from (Won)1,300 billion in 2010 to (Won)864 billion in 2011, which mainly resulted from:

•

a decrease in impairment loss on corporate loans by 46.1% from (Won)1,201 billion in 2010 to (Won)647 billion in 2011 principally due to the absence in 2011 of large-scale fast-track restructuring programs in 2010 for troubled companies in the shipbuilding, shipping and construction industries, as well as our concerted efforts to focus on sound asset quality when extending or renewing corporate loans, and

•

to a lesser extent, a decrease in impairment loss on securities by 37.7% from (Won)146 billion in 2010 to (Won)91 billion in 2011 principally due to the impairment loss on our shares in Aju Capital in the amount of (Won)80 billion in 2010, which was largely absent in 2011, due to fluctuations in the share price of Aju Capital, which were partially offset by:

•

a significant increase in impairment loss on credit card loans from (Won)28 billion in 2010 to (Won)166 billion in 2011 principally due to the increase in the average balance of credit card loans, overall deterioration of asset quality for credit card loans and a reduction in recovery for credit card loans that were written off, and

•	an increase in impairment loss on retail loans by 34.7% from (Won)49 billion in 2010 to (Won)66 billion in 2011 principally due to the increase in the average balance of retail loans.

We recorded net gain on financial instruments designated at fair value through profit or loss of (Won)172 billion in 2011 compared to net such loss of (Won)125 billion in 2010, largely as a result of a general downturn in the Korean stock market in 2011, which resulted in an increase of valuation gain on equity-linked securities issued by us since a decrease in the value of the underlying equity reduces the amount payable by us on these securities.

Net gain on sale of available-for-sale financial assets increased by 29.8% from (Won)652 billion in 2010 to (Won)846 billion in 2011 principally due to the gain on sale of shares in Hyundai Construction and BC Card in 2011 in the amount of (Won)352 billion and (Won)89 billion, respectively.

We recorded net trading loss of (Won)132 billion in 2011 compared to net trading income of (Won)334 billion in 2010, largely as a result of a decrease in the valuation gain of available-for-sale securities due to the general downturn in the Korean stock market in 2011.

General and administrative expenses increased by 7.5% from (Won)3,848 billion in 2010 to (Won)4,135 billion in 2011 principally due to the wage increase for employees at Shinhan Bank and Shinhan Card and an increase in severance and retirement benefits as a result of an increase in the number of employees opting for voluntary retirement in 2011.

Income Tax Expense

Income tax expense increased by 61.4% from (Won)570 billion in 2010 to (Won)920 billion in 2011 as a result of the increase in our taxable income. Our effective rate of income tax increased from 16.6% in 2010 to 21.9% in 2011 largely as a result of a tax refund of (Won)197 billion received in 2010 in relation to overpayments of corporate income taxes made in prior years.

Net Income for the Period

As a result of the foregoing, our net income for the period increased by 14.5% from (Won)2,859 billion in 2010 to (Won)3,273 billion in 2011.

Other Comprehensive Income for the Period

	Year Ended December 31,
	2010		2011		% Change
	(In billions of Won, except percentages)
Foreign currency translation differences for foreign operations	(Won)	(18)	(Won)	16	N/M
Net change in fair value of available-for-sale financial assets		175		(461)	N/M
Share of the other comprehensive income of associates		21		3	(85.7)%
Other		15		1	(93.3)

Other comprehensive income (loss)	(Won)	193	(Won)	(441)	N/M

N/M = not meaningful

We recorded other comprehensive loss of (Won)441 billion in 2011 compared to other comprehensive income of (Won)193 billion in 2010, principally due to a negative net change in fair value of available-for-sale financial assets, which largely resulted from the fluctuations in the fair value of the shares in Hyundai Construction held by us due to the sale of such company and the general fluctuations in the Korean stock market in 2011.

Results by Principal Business Segment

As of December 31, 2011, we were organized into eight major business segments as follows:

•	the following banking services, which are principally provided by Shinhan Bank:

•	retail banking;

•	corporate and investment banking;

•	international banking; and

•	other banking services;

•	credit card services, which are provided by Shinhan Card;

•	securities brokerage services, which are provided by Shinhan Investment;

•	life insurance services, which are provided by Shinhan Life Insurance; and

•	other.

Our senior management regularly makes decisions about resources to be allocated to these activities and assesses performance of the activities using this information, and consequently this forms the basis of our segment reporting included in Note 7 in the notes to our consolidated financial statements included in this annual report.

Operating Income by Principal Business Segment

	Year Ended December 31,				% Change
	2010		2011		2010/2011
	(In billions of Won, except percentages)
Banking:
Retail banking	(Won)	883	(Won)	1,016	15.1%
Corporate and investment banking		1,535		1,577	2.7
International banking		57		165	189.5
Others		(414)		(102)	(75.4)

Subtotal		2,061		2,656	28.9
Credit card		1,033		1,100	6.5
Securities		198		133	(32.8)
Life insurance		282		310	9.9
Others		719		1,766	145.6
Consolidation adjustment(1)		(879)		(1,830)	108.1

Total operating income	(Won)	3,414	(Won)	4,135	21.1%

Note:

(1)

Consolidation adjustment consists of adjustment for the dividend and royalty payments for the use of the Shinhan brand received by Shinhan Financial Group from its subsidiaries, as well as other unrealized operating income in respect of related party transactions. Dividends increased from (Won)817 billion in 2010 to (Won)1,837 billion in 2011 largely due to the scheduled redemption of all Series 10 redeemable preferred shares and Series 11 redeemable convertible preferred shares in the aggregate amount of (Won)3,573 billion, and the brand royalty payments remained the same at (Won)121 billion in 2010 and 2011.

Retail Banking

The retail banking segment primarily consists of banking and other services provided by Shinhan Bank and Jeju Bank’s retail banking branches to the branch customers, which principally consist of individuals and households. The retail banking products principally consist of mortgage and home equity loans and other retail loans, deposits and other savings products and fees earned from the sale of investment and bancassurance products. The table below provides the income statement data for the retail banking segment for the periods indicated.

	Year Ended December 31,				% Change
	2010		2011		2010/2011
	(In billions of Won, except percentages)
Net interest income (expense)	(Won)	2,320	(Won)	2,656	14.5%
Net fees and commission income (expense)		647		635	(1.9)
Net other income (expense)		(2,084)		(2,275)	9.2

Operating income (expense)	(Won)	883	(Won)	1,016	15.1%

Comparison of 2011 to 2010

Operating income for retail banking increased by 15.1% from (Won)883 billion in 2010 to (Won)1,016 billion in 2011.

Net interest income for retailing banking increased by 14.5% from (Won)2,320 billion in 2010 to (Won)2,656 billion in 2011 primarily due to an increase in the volume of retail loans, mainly in the form of mortgage and home equity lending related to housing loans taken by households to pay for an increase in housing sales in the first half of 2011 as well as the general increase in long-term deposit required for the majority of rental housing in Korea due to an increasing shortage of available housing in Seoul, which more than offset an increase in funding costs arising from the increase in the volume of time deposits amidst consumers’ growing preference for bank deposits in lieu of other investment products due to the overall stagnation of the domestic stock market in 2011. The increase in net interest income for retail banking was also attributable to the improvement in net interest spread, which was largely due to the increase in the base interest rate set by the Government in 2011, which generally has a greater impact on the average interest rate on our loans relative to the average interest rate on our deposits, as the former generally has shorter repricing periods than the latter.

Net fees and commission income decreased by 1.9% from (Won)647 billion in 2010 to (Won)635 billion in 2011 primarily due to decreased demand for indirect investment products offered by Shinhan Bank’s retail banking branches as a result of the general stagnation in domestic stock markets in light of the ongoing European financial crisis.

Net other expense increased by 9.2% from (Won)2,084 billion in 2010 to (Won)2,275 billion in 2011 primarily due to an increase in selling and administrative expenses resulting from an increase in severance and retirement benefits due to an increase in the number of employees at Shinhan Bank’s retail banking branches opting for voluntary retirement in 2011. The increase in other expense was partially offset by a decrease in provision for loan losses as the asset quality of retail loans improved due to Shinhan Bank’s active policy to increase the proportion of quality assets, such as mortgage and home equity loans, as part of our enhanced risk management policy in response to the uncertainty in global economic prospects.

Corporate and Investment Banking

The corporate and investment banking segment primarily consists of (i) banking and other services provided by Shinhan Bank’s corporate banking branches to their corporate customers, most of which are small- and medium-sized enterprises and large corporations, including members of the chaebol groups, such as general lending and providing overdrafts and other credit facilities, as well as (ii) Shinhan Bank’s non-deposit funding activities, including trading of, and investment in, debt securities and, to a lesser extent, equity securities for its own accounts, handling its treasury activities, such as inter-segment lending and borrowing, entering into derivatives transactions and investment banking. The table below provides the income statement data for the corporate and investment banking segment for the periods indicated.

	Year Ended December 31,				% Change
	2010		2011		2010/2011
	(In billions of Won, except percentages)
Net interest income (expense)	(Won)	2,081	(Won)	2,059	(1.1)%
Net fees and commission income (expense)		240		210	(12.5)
Net other income (expense)		(786)		(692)	(12.0)

Operating income (expense)	(Won)	1,535	(Won)	1,577	2.7%

Comparison of 2011 to 2010

Operating income for corporate and investment banking increased by 2.7% from (Won)1,535 billion in 2010 to (Won)1,577 billion in 2011.

Net interest income decreased by 1.1% from (Won)2,081 billion in 2010 to (Won)2,059 billion in 2011 primarily due to a decrease in average lending rates for corporate loans, which mainly resulted from Shinhan Bank’s ongoing efforts to attract corporate borrowers with lower lending rates as part of our enhanced risk management policy in response to the uncertainty in global economic prospects, and an increase in funding costs resulting from an increased shift in cash management policy among corporate borrowers to deposit their funds in time deposits rather than commercial papers, reflecting in part the enhanced liquidity among Korean corporations in 2011.

Net fees and commission income decreased by 12.5% from (Won)240 billion in 2010 to (Won)210 billion in 2011 primarily due to a decrease in investment advisory fees resulting from a continued slowdown of domestic merger and acquisition and real estate project financing activities following the recent global financial crisis.

Net other expense decreased by 12.0% from (Won)786 billion in 2010 to (Won)692 billion in 2011 primarily due to a decrease in provision of loan losses resulting from the absence of major restructuring programs for corporate borrowers in 2011 as compared to 2010, as well as an increase in quality corporate assets resulting from Shinhan Bank’s ongoing emphasis on lending to quality corporate customers as part of its enhanced risk management policy in response to the uncertainty in global economic prospects, which was partially offset by an increase in selling and administrative expenses for reasons similar to that for retail banking as discussed above.

International Banking

The international banking segment primarily consists of the results of operations of Shinhan Bank’s overseas subsidiaries and branches. The table below provides the income statement data for the international banking segment for the periods indicated.

	Year Ended December 31,				% Change
	2010		2011		2010/2011
	(In billions of Won, except percentages)
Net interest income (expense)	(Won)	231	(Won)	282	22.1%
Net fees and commission income (expense)		42		45	7.1
Net other income (expense)		(216)		(162)	(25.0)

Operating income (expense)	(Won)	57	(Won)	165	189.5%

Comparison of 2011 to 2010

Operating income for international banking increased by 189.5% from (Won)57 billion in 2010 to (Won)165 billion in 2011.

Net interest income increased by 22.1% from (Won)231 billion in 2010 to (Won)282 billion in 2011 primarily due to export-import and other loan growth and improved net interest margins for our subsidiaries in key overseas markets, such as Vietnam, due to our efforts to increase the synergy between our domestic and overseas activities, including through enhanced trade financing.

Net fees and commission income increased by 7.1% from (Won)42 billion in 2010 to (Won)45 billion in 2011 primarily due to an increase in fees earned from export-import related remittances as a result of an increase in our trade financing.

Net other expense decreased by 25.0% from (Won)216 billion in 2010 to (Won)162 billion in 2011 primarily due to a decrease in bad debt expense due to reduced delinquency and non-performing loan ratios in our key overseas markets such as Vietnam, China, Japan and the United States.

Others (Banking)

This segment primarily consists of Shinhan Bank’s back-office functions, including management of non-performing loans and restructured loans and consolidated adjustments within Shinhan Bank. The table below provides the components of operating expense for the other banking segment for the periods indicated.

	Year Ended December 31,				% Change
	2010		2011		2010/2011
	(In billions of Won, except percentages)
Net interest income (expense)	(Won)	40	(Won)	58	45.0%
Net fees and commission income (expense)		(32)		8	(125.0)
Net other income (expense)		(422)		(168)	(60.2)

Operating income (expense)	(Won)	(414)	(Won)	(102)	(75.4)%

For segment reporting purposes, each segment result reflects provision for loan losses that are allocated based on the ending balances of loans for each segment in order to show a meaningful comparison of performance within such segment and compared to other segments. In the other banking segment, provision (reversal) for loan losses amounted to (Won)58 billion and (Won)2 billion in 2010 and 2011, respectively.

Comparison of 2011 to 2010

Operating income for the other banking segment decreased by 75.4% from (Won)414 billion in 2010 to (Won)102 billion 2011.

Net interest income increased by 45.0% from (Won)40 billion in 2010 to (Won)58 billion in 2011 primarily due to a decrease in interest earned on asset-backed securitization bonds, which resulted mainly from the expiry of the securitization or redemption of the related bonds.

The other banking segment recorded net fees and commission income of (Won)8 billion in 2011 compared to net fees and commission expense of (Won)32 in 2010 primarily due to a decrease in outside consulting fees as part of our cost-saving efforts.

Net other expense decreased by 60.2% from (Won)422 billion in 2010 to (Won)168 billion in 2011 primarily due to gain realized from the sale of shares in Hynix Semiconductors and a decrease in impairment of shares held by Shinhan Bank due to improvements in fair values assigned to such shares in 2011.

Credit Card Services

The credit card services segment consists of the credit card business of Shinhan Card, including its installment finance and automobile leasing businesses.

	Year Ended December 31,				% Change
	2010		2011		2010/2011
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	(Won)	1,256	(Won)	1,360	8.3%
Net fees and commission income (expense)		350		320	(8.6)
Net other income (expense)		(573)		(580)	1.2

Operating income (expense)	(Won)	1,033	(Won)	1,100	6.5%

Comparison of 2011 to 2010

Operating income for the credit card business increased by 6.5% from (Won)1,033 billion in 2010 to (Won)1,100 billion in 2011.

Net interest income increased by 8.3% due primarily to an increase in the average balance of credit cards largely resulting from an increase in consumer spending amid our active marketing campaigns and a decrease in funding costs due to a decrease in the market interest rates.

Net fees and commission income decreased by 8.6% due primarily to an increase in fees and commission expense relating to customer incentive and service programs, which was partially offset by an increase in fees and commission income resulting from the increase in the average balance of credit cards.

Net other expense increased by 1.2% due primarily to an increase in provision for loan losses resulting from a decrease in recovery from delinquent loans and an increase in delinquency largely as a result of the ongoing economic difficulties, which was substantially offset by the proceeds from the sale of Shinhan Card’s interest in BC Card for a gain of (Won)88.8 billion and a reversal of (Won)22 billion of provision for unused credits.

Securities Brokerage Services

Securities brokerage services segment primarily reflects securities brokerage and dealing services on behalf of customers, which is conducted by Shinhan Investment, our principal securities brokerage subsidiary.

	Year Ended December 31,				% Change
	2010		2011		2010/2011
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	(Won)	155	(Won)	231	49.0%
Net fees and commission income (expense)		327		319	(2.4)
Net other income (expense)		(284)		(417)	46.8

Operating income (expense)	(Won)	198	(Won)	133	(32.8)%

Comparison of 2011 to 2010

Operating income for securities brokerage services decreased by 32.8% from (Won)198 billion in 2010 to (Won)133 billion in 2011.

Net interest income increased by 49.0% due primarily to an increase in interest income largely resulting from an increase in the volume of cash deposits made and securities purchased from the proceeds from the sale of equity-linked securities, the sales volume of which increased in 2011 due to the general downturn in the Korean stock market.

Net fees and commission income decreased by 2.4% due primarily to an increase in fees paid for the use of the Group brand and logos.

Net other expense significantly increased from (Won)284 billion to (Won)417 billion due primarily to an increase in transaction costs related to equity-linked securities. We recorded provision for loan losses of (Won)8 billion in 2011 compared to reversal of provision for loan losses of (Won)11 billion in 2010, which resulted from the collection of receivables in respect of put options relating to the Daewoo Construction shares held by us in 2010, and a decrease in the gain on valuation and disposition of trading securities in 2011 as compared to 2010.

Life Insurance Services

Life insurance services segment consists of life insurance services provided by Shinhan Life Insurance.

	Year Ended December 31,				% Change
	2010		2011		2010/2011
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	(Won)	468	(Won)	524	12.0%
Net fees and commission income (expense)		24		28	16.7
Net other income (expense)		(210)		(242)	15.2

Operating income (expense)	(Won)	282	(Won)	310	9.9%

Comparison of 2011 to 2010

Operating income for life insurance services increased by 9.9% from (Won)282 billion in 2010 to (Won)310 billion in 2011.

Net interest income increased by 12.0% due primarily to an increase in medium- to long-term debt securities held by us as a result of increased funding needs to match the increase in insurance contracts sold by us.

Net fees and commission income increased by 16.7% due primarily to an increase in management fees resulting from higher margins in variable insurance products primarily due to improvements in portfolio allocation in response to the increased volatility in the financial markets and an increase in fees derived from insurance loans largely as a result of our concerted efforts to increase the amount of such loans and collect fees thereon in order to boost our margins for our overall insurance products.

Net other expense increased from (Won)210 billion in 2010 to (Won)242 billion in 2011 due primarily to an increase in policy reserves due to an increase in the volume of insurance contracts sold and an increase in provision for loan losses related to the increase in loans.

Others

Other segment primarily reflects all other activities of Shinhan Financial Group, as the holding company, and our other subsidiaries, including the results of operations of Shinhan Capital, Cardif Life Insurance Company, Shinhan Credit Information, Shinhan BNP Paribas Asset Management, Shinhan Private Equity and back-office functions maintained at the holding company.

	Year Ended December 31,				% Change
	2010		2011		2010/2011
	(In billions of Won, except percentages)
Net interest income (expense)	(Won)	(80)	(Won)	(96)	20.0%
Net fees and commission income (expense)		229		219	(4.4)
Net other income (expense)		570		1,643	188.2

Operating income (expense)	(Won)	719	(Won)	1,766	145.6%

Comparison of 2011 to 2010

Operating income increased by 145.6% from (Won)719 billion in 2010 to (Won)1,766 billion in 2011 primarily due to an increase in Shinhan Financial Group’s operating income on a non-consolidated basis from (Won)613 billion in 2010 to (Won)1,680 billion in 2011, which was partially offset by a decrease in Shinhan BNPP Paribas Asset Management’s operating income from (Won)53 billion in 2010 to (Won)47 billion in 2011. Shinhan Capital’s operating income remained relatively stable at (Won)50 billion in 2010 and 2011.

Net interest expense increased by 20.0% primarily due to the increase in interest expense for the debt securities issued by our financial holding company resulting from the increase in market interest rates for debt securities in general.

Net fees and commission income decreased by 4.4% primarily due to the increasing customer preference to deposit their money in bank deposits rather than stocks or other types of investment, largely as a result of the increased volatility of the stock and other financial markets.

Net other income increased by 188.2% primarily due to an increase in dividends received by our holding company (which are treated as operating income to our holding company on a non-consolidated basis) from its subsidiaries in 2011 in respect of fiscal year 2010. The dividends received by our holding company increased in 2011 largely due to our holding company’s need to make the scheduled redemption of all Series 10 redeemable preferred shares and Series 11 redeemable convertible preferred shares in the aggregate amount of (Won)3,573 billion.

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets.

	As of December 31,				% Change
	2010		2011		2010/2011
	(In billions of Won, except percentages)
Cash and due from banks	(Won)	11,822	(Won)	14,731	24.6%
Trading assets		9,412		11,954	27.0
Financial assets designated at fair value through profit or loss		2,208		1,801	(18.4)
Derivative assets		4,106		2,395	(41.7)
Loans		181,347		192,573	6.2
Available-for-sale financial assets		29,452		34,106	15.8
Held-to-maturity financial assets		12,529		11,895	(5.1)
Property and equipment		2,976		2,994	0.6
Intangible assets		4,073		4,203	3.2
Investments in associates		300		249	(17.0)
Deferred tax assets		65		29	(55.4)
Current tax assets		11		9
Investment property		286		275	(3.8)
Assets held for sale		21		16	(23.8)
Other assets		9,949		10,888	9.4

Total assets	(Won)	268,557	(Won)	288,118	7.3%

2011 Compared to 2010

Our assets increased by 7.3% from (Won)268,557 billion as of December 31, 2010 to (Won)288,117 billion as of December 31, 2011, principally due to increases in loans, available-for-sale financial assets, cash and due from banks and trading assets.

Our loans increased by 6.2% from (Won)181,347 billion as of December 31, 2010 to (Won)192,573 billion as of December 31, 2011, as a result of our risk management policy which emphasized increasing the proportion of high-quality assets such as working capital loans to large corporate customers and loan facilities to small- and medium-sized enterprises and an increase in mortgage and home equity loans.

Our available-for-sale financial assets increased by 15.8% from (Won)29,452 billion in 2010 to (Won)34,106 billion in 2011 largely due to the increased purchase of debt securities issued by financial institutions for purposes of safe and sound cash management, which was partially offset by the sale of our shares in Hyundai Construction and BC Card and the valuation losses of available-for-sale securities held by us as a result of the general downturn of the Korean stock market in 2011.

Our other assets increased by 9.4% from (Won)9,949 billion as of December 31, 2010 to (Won)10,888 billion as of December 31, 2011, principally due to an increase in transitional accounts such as spot exchange receivables (which are foreign currency exchange recognized as receivables from the trading date to the settlement date) and domestic exchange settlement debits (which are receivables recognized in respect of domestic inter-bank transactions).

Our cash and due from banks increased by 24.6% from (Won)11,822 billion as of December 31, 2010 to (Won)14,731 billion as of December 31, 2011, principally due to the need to hold substantial cash in anticipation of the scheduled redemption of the Series 10 redeemable preferred shares and the Series 11 redeemable convertible preferred shares in the aggregate amount of (Won)3,765 billion in January 2012.

Our trading assets increased by 27.0% from (Won)9,412 billion as of December 31, 2010 to (Won)11,954 billion as of December 31, 2011, principally due to an increase in beneficiary certificates related to short-term cash management.

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities.

	As of December 31,				% Change
	2010		2011		2010/2011
	(In billions of Won, except percentages)
Deposits	(Won)	149,417	(Won)	163,016	9.1%
Trading liabilities		823		704	(14.5)
Financial liabilities designated at fair value through profit or loss		1,954		3,298	68.8
Derivative liabilities		3,535		2,048	(42.1)
Borrowings		18,085		20,033	10.8
Debt securities issued		40,286		39,737	(1.4)
Liability for defined benefit obligations		170		275	61.8
Provisions		859		870	1.3
Current tax liabilities		251		568	126.3
Deferred tax liabilities		184		—	(100)
Insurance liabilities		8,986		10,867	20.9
Other liabilities		16,812		19,843	18.0

Total liabilities		241,362		261,259	8.2

Total equity attributable to equity holder of the Group		24,734		24,397	(1.4)
Non-controlling interest		2,461		2,462	0.0

Total equity		27,195		26,859	(1.2)

Total liabilities and equity	(Won)	268,557	(Won)	288,118	7.3%

2011 Compared to 2010

Our total liabilities increased by 8.2% from (Won)241,362 billion as of December 31, 2010 to (Won)261,259 billion as of December 31, 2011, primarily due to an increase in deposits (which principally consist of customer deposits) and, to a lesser extent, an increase in other liabilities.

Our deposits increased by 9.1% from (Won)149,615 billion as of December 31, 2010 to (Won)163,016 billion as of December 31, 2011, primarily due to the continuing preference among customers for safe investment products in light of the increased volatility of the domestic stock market.

Our other liabilities, which primarily consist of other accounts payable and accrued expenses, increased by 18.0% from (Won)16,812 billion as of December 31, 2010 to (Won)19,843 billion as of December 31, 2011, primarily due to the recognition as accrued expenses of the redemption amounts payable in January 2012 in respect of the Series 10 and Series 11 preferred shares as a result of sending the relevant redemption notice in December 2011.

Total equity decreased by 1.2% from (Won)27,195 billion as of December 31, 2010 to (Won)26,859 billion as of December 31, 2011, largely due to the scheduled redemption of all Series 10 redeemable preferred shares and Series 11 redeemable convertible preferred shares in the aggregate amount of (Won)3,573 billion and dividend payout of (Won)586 billion in 2011, which more than offset the effect of the issue of Series 12 redeemable preferred shares in the amount of (Won)1,110 billion and our total comprehensive income of (Won)2,832 billion in 2011.

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

The following table sets forth our capital resources as of December 31, 2011.

	As of December 31, 2011
	(In billions of Won)
Deposits	(Won)	163,016
Long-term debt		42,324
Call money		1,309
Borrowings from the Bank of Korea		1,029
Other short-term borrowings		11,508
Asset securitizations		3,891
Stockholders’ equity(1)		2,645

Total	(Won)	225,722

Note:

(1)	Includes redeemable preferred stock and redeemable convertible preferred stock. See Note 30 in the notes to our consolidated financial statements included in this annual report.

We obtain funding from a variety of sources, both domestic and foreign. Our principal source of funding is customer deposits obtained from our banking operations, and we from time to time issue equity and debt securities, including preferred shares to fund large-scale acquisitions such as Chohung Bank and LG Card and a rights offering in anticipation of greater liquidity and capital requirements during the recent global financial crisis. In addition, our subsidiaries acquire funding through call money, borrowings from the Bank of Korea, other short-term borrowings, corporate debentures, other long-term debt and asset-backed securitizations.

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail customer deposits. Customer deposits accounted for 70.8% of our total funding as of December 31, 2010 and 72.2% of our total funding as of December 31, 2011. In the past, largely due to the lack of alternative investment opportunities for individuals and households in Korea, especially in light of a low interest rate environment and volatile stock market conditions, a substantial portion of such customer deposits were rolled over upon maturity and accordingly provided a stable source of funding for our banking subsidiaries. However, in times of a bullish stock market as in the first half of 2008, customers transferred a significant amount of bank deposits to alternative investment products, such as money market funds and other brokerage accounts maintained at securities companies, in search of higher returns, which resulted in temporary difficulty in finding sufficient funding for Korean banks, in general, including Shinhan Bank, in the first half of 2008. Since the onset of the global financial crisis, customers have largely reverted to bank deposits as safety of the principal and stable returns became greater investment priorities, and deposits have increased also due to an overall increase in liquidity from Government programs in response to the global financial crisis. In addition, customers have not demonstrated a large-scale exodus in search of alternative investment opportunities notwithstanding intermittent bullishness in stock markets, and such customer preference has enabled us to continue to rely on low-cost and stable customer deposits as the primary source of our funding.

While our banking subsidiaries currently are not facing liquidity difficulties in any material respect if we or our banking subsidiaries are unable to obtain the funding we need on terms commercially acceptable to us for an extended period of time for reasons of Won devaluation or otherwise, we may not be able to ensure our financial viability, meet regulatory requirements, implement our strategies or compete effectively. See “Item 3.D. Risk Factors — Risks Related to Our Overall Business — Changes in interest rates, foreign exchange rates, bond and equity prices, and other market factors have affected and will continue to affect our business.”

As of December 31, 2010 and 2011, (Won)5,888 billion and (Won)6,103 billion, or 4.22% and 4.33%, respectively, of Shinhan Bank’s total deposits in Korean Won were deposits made by litigants in connection with legal proceedings in Korean courts. Court deposits carry interest rates, which are generally lower than market rates.

In addition, we obtain funding through borrowings and the issuances of debt and equity securities, primarily through Shinhan Bank. Our borrowings consist mainly of borrowings from financial institutions, the Korean government and Korean government-affiliated funds. Call money, which is available in both Won and foreign currencies, is obtained from the domestic call loan market, a short-term loan market for loans with maturities of less than one month. As for our long-term debt, it is principally in the form of corporate debt securities issued by Shinhan Bank. Since 1999, Shinhan Bank has actively issued and continues to issue long-term debt securities with maturities of over one year in the Korean fixed-income market. Shinhan Bank and we have maintained one of the highest credit ratings in the domestic fixed-income market since their inception in 1999 and 2001, respectively. As Shinhan Bank maintains one of the highest debt ratings in the fixed-income market in Korea, we believe that Shinhan Bank will be able to obtain replacement funding through the issuance of long-term debt securities. Shinhan Bank’s interest rates on long-term debt securities are in general 20 to 30 basis points higher than the interest rates offered on their deposits. However, since long-term debt is not subject to premiums paid for deposit insurance and the Bank of Korea reserves, we estimate that our funding costs on long-term debt securities are generally on par with our funding costs on deposits. In addition, we and Shinhan Bank may also issue long-term debt securities denominated in foreign currency in the overseas market. As of December 31, 2010 and 2011, our long-term debt amounted to (Won)42,279 billion and (Won)42,324 billion, respectively.

Furthermore, we have also issued preferred shares, such as redeemable preferred shares and redeemable convertible preferred shares, as part of funding for major acquisitions and refinancing the redemption of existing preferred shares, such as those for Chohung Bank and LG Card. See “Item 10.B. Memorandum and Articles of Incorporation — Description of Preferred Stock — Redeemable Preferred Stock (Series 10)”, “— Description of Capital Stock — Redeemable Convertible Preferred Stock (Series 11) and “— Description of Capital Stock — Redeemable Preferred Stock (Series 12).”

We also have funding requirements for our credit card activities. We obtain funding for our credit card activities from a variety of sources, primarily in Korea. The principal sources of funding for Shinhan Card are debentures, asset-backed securitization, commercial papers (including call money), borrowings from the holding company and third-parties, which amounted to (Won)10,066 billion, (Won)1,384 billion, (Won)1,560 billion, (Won)550 billion, (Won)350 billion, or 72.4%, 9.9%, 11.2%, 4.0% and 2.5%, respectively, of the funding for our credit card activities, as of December 31, 2011. Unlike other credit card companies, Shinhan Card has the benefit of obtaining funding at favorable rates through loans from Shinhan Financial Group, which currently maintains the highest credit rating assigned by local rating agencies. Shinhan Card aims to further diversify its funding sources and more actively tap the domestic and international capital markets to ensure access to liquidity as needed.

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

There can be no assurance that that we or our subsidiaries will maintain our current credit ratings if, among other reasons, the global or Korean economy were to face another downturn, there any changes in our corporate governance or our businesses significantly deteriorate. Our failure to maintain current credit ratings and outlooks could increase the cost of our funding, limit our access to capital markets and other borrowings, and require us to post additional collateral in financial transactions, any of which could adversely affect our liquidity, net interest margins and profitability.

Secondary funding sources also include call money, borrowings from The Bank of Korea and other short-term borrowings which amounted to (Won)13,057 billion and (Won)13,846 billion as of December 31, 2010 and 2011, respectively, each representing 6.2% and 6.1%, respectively, of our total funding as of such dates.

We may also from time to time obtain funding through issuance of equity securities. For example, in February 2009, our board of directors decided to issue 78,000,000 new common shares, or approximately 19.7% of our then outstanding common shares, to our existing shareholders in order to, among others, enhance our capital position to prepare for potential contingencies that might result from the prevailing economic environment, notwithstanding that we and our subsidiaries had fully satisfied the capital adequacy ratios required under applicable laws and regulations and were not facing any significant liquidity constraints or financial distress. The subscription price per share was determined as (Won)16,800 based on a pricing formula prescribed by the rules of the Financial Services Commission. In March 2009, the offering was completed with substantially all of the rights shares subscribed by our existing shareholders with aggregate proceeds of approximately (Won)1,310 billion (prior to adjustments for underwriting commissions and other offering expenses). The rights offering resulted in a capital increase of approximately 16.4%. The proceeds from the rights offering was used to support our existing business operations and other general corporate purposes.

In limited situations, we may also issue redeemable preferred shares and redeemable convertible preferred shares which are convertible into our common shares. For example, in August 2003, in order to partly fund our acquisition of Chohung Bank, we raised a total of (Won)2,552 billion through domestic private placements of redeemable preferred shares and redeemable convertible preferred shares to domestic financial institutions and governmental entities in Korea, all of which shares have since been redeemed or converted. In addition, in January 2007, partly to fund the acquisition of LG Card, we raised a total of (Won)3,750 billion through domestic private placements of redeemable preferred shares and redeemable convertible preferred shares, all of which have been redeemed as of the date hereof, and in April 2011, we issued redeemable preferred shares to fund redemption of such securities. For further details on the terms of these preferred shares, including scheduled redemption dates, dividend rates and conversion ratios, see “Item 10.B. Memorandum and Articles of Incorporation — Description of Preferred Stock.”

Pursuant to laws and regulations in Korea, we may redeem our preferred stock to the extent of our retained earnings of the previous fiscal year, net of certain reserves. At this time, we expect that cash from our future operations should be adequate to provide us with sufficient capital resources to enable us to redeem our preferred stock on or prior to their scheduled maturities. In the event there is a short-term shortage of liquidity to make the required cash payments for redemption as a result of, among other things, failure to receive dividend payments from our operating subsidiaries on time or as a result of significant expenditures resulting from future acquisitions, we plan to raise cash liquidity through the issuance of long-term debt in the Korean fixed-income market in advance of the scheduled maturity on our preferred stock. To the extent we need to obtain additional liquidity, we plan to do so through the issuance of long-term corporate debentures or further preferred stock and/or the use of our other secondary funding sources.

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

Contractual Cash Obligations

The following table sets forth our contractual cash obligations as of December 31, 2011.

	As of December 31, 2011 Payments Due by Period
	Less than 1 month		1-3 months		3-6 months		6-12 months		1-5 years		More than 5		Total
	(In billions of Won)
Deposits	(Won)	73,122	(Won)	15,291	(Won)	14,542	(Won)	54,516	(Won)	10,632	(Won)	1,778	(Won)	169,881
Borrowings		7,441		3,826		2,762		2,037		3,570		764		20,400
Debt securities issued		1,003		1,598		4,030		6,375		28,259		4,520		45,785

Total	(Won)	81,566	(Won)	20,715	(Won)	21,334	(Won)	62,928	(Won)	42,461	(Won)	7,062	(Won)	236,066

Commitments and Guarantees

In the normal course of business, our subsidiaries make various commitments and guarantees to meet the financing needs of our customers. Commitments and guarantees are usually in the form of, among others, commitments to extend credit, commercial letters of credit, standby letter of credit and performance guarantees. The contractual amount of these financial instruments represents the maximum possible loss amount if the counterparty draws down the commitment or we should fulfill our obligation under the guarantee and the counterparty fails to perform under the contract. See “Item 4.B. Business Overview — Description of Assets and Liabilities — Credit-Related Commitments and Guarantees.”

The following table sets forth our commitments and guarantees as of December 31, 2011. These commitments, apart from certain guarantees and acceptances, are not included within our consolidated statements of financial position.

	As of December 31, 2011 Commitment Expiration by Period
	Less than 1 Year		1-5 years		More than 5 years		Total
	(In billions of Won)
Commitments to extend credit(1)	(Won)	132,456	(Won)	1,351	(Won)	985	(Won)	134,792
Commercial letters of credit(2)		3,815		44		—		3,859
Financial guarantees(3)		897		314		33		1,244
Performance guarantees(4)		8,638		2,459		20		11,117
Liquidity facilities to SPEs(5)		639		360		606		1,605
Acceptances(6)		835		3		—		838
Guarantee on trust accounts(7)		452		658		2,087		3,197
Endorsed bills(8)		8,783		—		—		8,783
Other		800		172		261		1,233

Total	(Won)	157,315	(Won)	5,361	(Won)	3,992	(Won)	166,668

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

(3)

Financial guarantees are contracts that require us to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Financial guarantee liabilities are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee. The financial guarantee liability is subsequently carried at the higher of this amortized amount and the present value of any expected payment when a payment under the guarantee has become probable. Financial guarantees are included within other liabilities.

(4)

Performance guarantees are issued to guarantee customers’ tender bids on construction or similar projects or to guarantee completion of such projects in accordance with contractual terms. They are also issued to support a customer’s obligation to supply products, commodities, maintenance or other services to third parties

(5)

Liquidity facilities to SPEs represent irrevocable commitments to provide contingent credit lines including commercial paper purchase agreements to special purpose entities for which we serve as the administrator.

(6)	Acceptances represent guarantees by us to pay a bill of exchange drawn on a customer. We expect most acceptances to be presented, but reimbursement by the customer is normally immediate.

(7)	Guarantees on trust accounts represent guarantee of principal issued to trust fund investors.

(8)	Endorsed bills represent notes transferred to third parties by us. We are obligated to fulfill the duty of payment if the person primarily liable does not honor the bill on the due date.

See also Note 44 in the notes to our consolidated financial statements included in this annual report.

ITEM 5.C.	Research and Development, Patents and Licenses

Not applicable.

ITEM 5.D.	Trend Information

These matters are discussed under Items 4.B., 5.A. and 5.B. above where relevant.

ITEM 5.E.	Off-Balance Sheet Arrangements

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

Details of our off-balance sheet arrangements are provided in Note 44 in the notes to our consolidated financial statements included in this annual report.

ITEM 5.F.	Tabular Disclosure of Contractual Obligations

See “Item 5.B. Liquidity and Capital Resources — Contractual Obligations, Commitments and Guarantees.”

ITEM 6. DIRECTORS,	SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.A.	Directors and Senior Management

Executive Directors

Our executive director is as follows:

Name	Age	Position	Director Since	Date Term Ends(1)
Dong Woo Han	63	Chairman and Chief Executive Officer	March 23, 2011	March 2014

Note:

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

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

Non-Executive and Outside Directors

Non-executive directors are directors who are not our employees and do not hold executive officer positions with us. Outside directors are non-executive directors who also satisfy the requirements set forth under the Financial Investment Services and Capital Markets Act to be independent of our major shareholders, affiliates and the management. Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting. Currently, 11 non-executive directors are in office, all of whom were nominated by our board of directors.

Our non-executive directors are as follows:

Name	Age	Position	Director Since	Date Term Ends(1)
Jin Won Suh	61	Non-Executive Director	March 23, 2011	March 2015
Taeeun Kwon	71	Outside Director	March 23, 2011	March 2013
Kee Young Kim	74	Outside Director	March 23, 2011	March 2013
Seok Won Kim	65	Outside Director	March 23, 2011	March 2013
Hoon Namkoong	64	Outside Director and Chairman of Board of Directors	March 23, 2011	March 2013
Ke Sop Yun	65	Outside Director	March 17, 2009	March 2013
Jaekun Yoo	70	Outside Director	March 23, 2011	March 2013
Jung Il Lee	59	Outside Director	March 23, 2011	March 2013
Sang-Kyeong Lee	66	Outside Director	March 29, 2012	March 2014
Haruki Hirakawa	47	Outside Director	March 23, 2011	March 2013
Philippe Aguignier	54	Outside Director	March 24, 2010	March 2013

Note:

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

Jin Won Suh has been our non-executive director since March 23, 2011. Mr. Suh currently also serves as the President and Chief Executive Officer of Shinhan Bank. Prior to his current position, Mr. Suh served as the Chief Executive Officer of Shinhan Life Insurance in 2007, the Deputy President of Shinhan Financial Group in 2006 and the Deputy President of Shinhan Bank in 2004. Mr. Suh received a bachelor’s degree in Historical Science from Korea University.

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

Kee Young Kim has been our outside director since March 23, 2011. Mr. Kim currently also serves as the President of Kwangwoon University. Prior to his current position, Mr. Kim served as an outside director of GS Holdings Corp. from 2004 to 2009 and an Outside Director of KTB Networks, currently KTB Investment & Securities Co., Ltd. in 2003. Mr. Kim also was the Dean of the Graduate School of Information, Yonsei University in 2000 and a professor at the School of Business, Yonsei University from 1979 to 2003. Mr. Kim received a Ph.D. in Business Administration from Washington University.

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

Hoon Namkoong is our outside director and the Chairman of the Board of Directors. Mr. Namkoong currently also serves as an Outside Director of Korea Real Asset Management Company (KORAMCO) and Samsung Electro-Magnetics Co., Ltd. from 2009 to 2011, the Chairman of Korea Life Insurance Association from 2005 to 2008, a member of the Monetary Policy Committee of the Bank of Korea from 2000 to 2004 and the Chairman and President of the Korea Deposit Insurance Corporation from 1999 to 2000. Mr. Namkoong received a master’s degree Public Administration from the University of Wisconsin at Madison.

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

Sang-Kyeong Lee has been our outside director since March 29, 2012. Mr. Lee currently serves as the Representative Attorney of the law firm WONJON. Prior to his current position, Mr. Lee served as the Chief Judge of the Constitutional Court of Korea. Mr. Lee received a bachelor’s degree in law from Chung-Ang University.

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

Executive Officers

In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Age	Position	In charge of
Buhmsoo Choi	55	Deputy President and Chief Strategic Officer	Strategic Planning Team Global Business Strategy Team Shinhan FSB Research Institute
Sung Ho Wi	53	Deputy President	Wealth Management Planning Office
Se Il Oh	54	Deputy President	Corporate & Investment Banking Planning Office
Jae Gwang Soh	50	Executive Vice-President	Synergy Management Team Information and Technology Planning Team Audit Team
Jung Kee Min	53	Executive Vice-President and Chief Financial Officer	Business Management Team Finance Management Team Investor Relations Team
Dong Hwan Lee	52	Executive Vice-President	Public Relations Team Corporate Social Responsibility and Culture Management Team General Affairs Team

None of the executive officers have any significant activities outside Shinhan Financial Group.

Buhmsoo Choi has been our Deputy President and Chief Strategic Officer since May 28, 2007. Mr. Choi previously served as vice president of Korea Credit Bureau. Mr. Choi also serves as an outside director of Shinhan BNPP Asset Management. Mr. Choi received a bachelor’s degree in economics from Seoul National University and a Ph.D. in economics from Yale University.

Sung Ho Wi has been our Deputy President since January 26, 2012. Mr. Wi also serves as a deputy president of Shinhan Bank and a non-executive director of Shinhan Investment. Mr. Wi received a bachelor’s degree in economics from Korea University.

Se Il Oh has been our Deputy President since January 26, 2012. Mr. Oh also serves as a deputy president of Shinhan Bank and a non-executive director of Shinhan Investment. Mr. Oh received a bachelor’s degree in economics from Yonsei University.

Jae Gwang Soh has been our Executive Vice-President since April 18, 2011. Mr. Soh previously served as deputy president of Shinhan Card in charge of risk management and held various posts at Shinhan Card and LG Card. Mr. Soh also currently serves as an outside director of Shinhan Card and Shinhan Savings Bank and a non-executive director of Shinhan Capital. Mr. Soh received a bachelor’s degree in business management from Korea University.

Jung Kee Min has been our Executive Vice-President since August 25, 2010 and our Chief Financial Officer since April 2011. Mr. Min previously served as head of the large corporate financing center of Shinhan Bank and held various posts at Shinhan Financial Group and Chohung Bank. Mr. Min also currently serves as a non-executive director of Shinhan Bank and Shinhan Private Equity and an outside director of Shinhan Life Insurance. Mr. Min received a bachelor’s degree in German language from Seoul National University.

Dong Hwan Lee has been our Executive Vice-President since April 18, 2011. Mr. Lee previously served as deputy vice president of Shinhan Bank in charge of capital markets and held various posts at Shinhan Bank and

Shinhan Financial Group. Mr. Lee also currently serves as an outside director of Shinhan Investment and a non-executive director of Shinhan Data System and Jeju Bank. Mr. Lee received a bachelor’s degree in business management from Yonsei University.

There are no family relationships among our directors and/or executive officers.

ITEM 6.B. Compensation

The aggregate remuneration and benefits-in-kind paid by us to our chairman, our executive directors, our non-executive directors and our executive officers for the year ended December 31, 2011 was (Won)3.4 billion, consisting of (Won)2.3 billion in salaries and wages and (Won)1.1 billion in bonus payments.

We do not have service contracts with any of our directors or executive officers providing for benefits upon termination of their employment with us. We do not pay any severance payment to our chairman or directors upon their retirement, but we do, however, pay fixed sums of severance payment to other members of senior management pursuant to internal guidelines on severance payments to members of senior management. In 2011, we accrued (Won)0.1 billion for retirement bonus.

Prior to April 1, 2010, we granted stock options to our chairman, our president and chief executive officer and other directors and executive officers as described below in “Item 6.E. Share Ownership — Stock Options.” For options granted prior to March 19, 2008, we are required to pay in cash the difference between the exercise and the market price at the date of exercise. These options are subject to a vesting period of two or three years from the grant date and require continued employment for two to three years. Upon vesting, options may be exercised during a period commencing two or three years from the grant date and ending four years thereafter. In December 2008 and March 2009, in light of growing concerns relating to the global financial crisis, our and our subsidiaries’ directors and officers voluntarily returned stock options exercisable into a total of 85,840 shares and 614,735 shares, respectively, which were subsequently rescinded. All stock options granted in 2009 have been returned. As of December 31, 2011, we recognized (Won)3.1 billion as accrued expense for the stock options granted to our directors and management under our incentive stock option plan. Effective April 1, 2010, we ceased granting stock options.

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

Since April 1, 2010, in addition to the performance units, we also grant “performance shares” to certain high-ranking officers of select group companies. The performance shares are conceptually similar to the performance units granted since April 1, 2010, in that the number of performance shares are based on the operating and financial performance of the relevant group company, except that an adjustment to the number of performance shares is also made on the basis of the movements in the market price of our shares. In addition, while the performance shares are paid out in cash at the end of the adjustment period, the grantee is contractually required to use the payout solely to purchase our shares in the market at the then-prevailing market price.

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

As of December 31, 2011, we recognized (Won)1.8 billion and (Won)1.5 billion as accrued expenses for performance units and performance shares, respectively.

ITEM 6.C.	Board Practices

Board of Directors

Our board of directors, which currently consists of one executive director, one non-executive director and ten outside directors, has the ultimate responsibility for the management of our affairs.

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

Committees of the Board of Directors

We currently have seven management committees that serve under the board:

•	the Board Steering Committee;

•	the Risk Management Committee;

•	the Audit Committee

•	the Outside Director Recommendation Committee;

•	the Compensation Committee;

•	the Audit Committee Member Recommendation Committee; and

•	the Corporate Governance and Chief Executive Officer Recommendation Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of shareholders.

Board Steering Committee

The Board Steering Committee currently consists of four directors, namely Ke Sop Yun, Jung Il Lee, Hoon Namkoong and the Chairman of our group. The committee is responsible for ensuring the efficient operations of the board and the facilitation of the board’s functions. The committee’s responsibilities also include reviewing and assessing the board’s structure and the effectiveness of that structure in fulfilling the board’s fiduciary responsibilities. The committee holds regular meetings every quarter.

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

Audit Committee

The Audit Committee currently consists of four outside directors, namely Ke Sop Yun, Taeeun Kwon, Seok Won Kim and Sang-Kyeong Lee. The committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors for each general meeting of stockholders. The committee holds regular meetings every quarter.

Compensation Committee

The Compensation Committee currently consists of four directors, namely Kee Young Kim, Seok Won Kim, Sang-Kyeong Lee and Haruki Hirakawa. At least one-half of the members of this committee must be outside directors. This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee meetings are called by the chairman of this committee, who must be an outside director.

Corporate Governance and Chief Executive Officer Recommendation Committee

The Corporate Governance and Chief Executive Officer Recommendation Committee currently consist of six directors, namely Tae-eun Kwon, Kee Young Kim, Hoon Namkoong, Jaekun Yoo, Philippe Aguignier and the Chairman of our group. This committee is responsible for reviewing and making recommendations in relation to the overall corporate governance of our group (including any aspects of corporate governance relating to code of ethics and other code of behavior), as well as recommendation of the nominees for the president and/or chief executive officer of our group.

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

ITEM 6.D. Employees

At the holding company level, we had 129, 136 and 149 regular employees as of December 31, 2009, 2010 and 2011, respectively, almost all of whom are employed within Korea. Our subsidiaries had 16,628, 17,394 and 18,138 regular employees as of December 31, 2009, 2010 and 2011, respectively, almost all of whom are employed within Korea. In addition, we had 6, 9 and 9 non-regular employee at the holding company level as of December 31, 2009, 2010 and 2011, respectively, and 3,369, 4,095 and 4,790 non-regular employees at the subsidiary level as of December 31, 2009, 2010 and 2011, respectively. Of the total number of regular and non-regular employees at both the holding company and subsidiaries, approximately 0.25% were managerial or executive employees.

8,014 employees of Shinhan Bank, 310 employees of Jeju Bank and 1,543 employees of Shinhan Investment were members of the Korea Securities Trade Union as of December 31, 2011. 2,601 employees of Shinhan Card were members of the Korean Federation of Clerical and Financial Labor Union as of December 31, 2011.

Under Korean law, we may not terminate full time employees except under certain circumstances.

Since our acquisition of Chohung Bank in 2003, we have not experienced any general employee work stoppages and consider our employee relations to be good.

Under the Korean National Pension Law, we annually contribute an amount equal to 4.5% of employee wages and contribute 4.5% of employees’ wages which are deducted from such wages to the National Pension Management Corporation. In addition, pursuant to the Employee Retirement Security Act, which was enacted on January 27, 2005, and became effective on December 1, 2005, we operate a retirement pension system under which we make annual contributions to pension funds managed by financial institutions (which replaced our former retirement pension system under which we managed the pension fund in-house) that provide employees both regular pension payments and a lump sum payment upon termination of employment. We believe that our new retirement pension system confers the following benefits: (1) insulation of employees from the risk of default on their pension payments as the pension funds are deposited with large financial institutions; (2) offer of varied forms of payment, i.e., regular pension payments and a lump sum payment, upon termination of employment; (3) offer to employees the option to make investment decisions for his or her individual pension account and (4) elimination of the ability of employees to cash in his or her retirement fund prematurely, thereby guaranteeing such employee a lump sum payment upon termination of employment. Under this retirement pension system, we and our subsidiaries can opt for either a defined benefit plan or a defined contribution plan, or a combination of both. Under the defined benefit plan, the amount of pension payable upon an employee’s retirement is fixed in advance, and the employer is responsible for making the requisite payments to the pension fund and making investment decisions in relation to the fund assets. Under the defined contribution plan, the employee sets aside a fixed percentage or amount of his salaries to the pension fund and exercises investment decisions for his or her individual pension account. As of December 31, 2010 and 2011, severance benefits were (Won)193 billion and (Won)279 billion, respectively, consisting of (Won)177 billion and (Won)260 billion, respectively, for the defined benefit plans and (Won)16 billion and (Won)19 billion, respectively, for the defined contribution plans.

ITEM 6.E.	Share Ownership

As of December 31, 2011, the persons who are currently our directors or executive officers, as a group, beneficially held an aggregate of 3,895,456 shares of our common stock representing approximately 0.8% of our outstanding common stock as of such date. None of these persons individually held more than 1% of our outstanding common stock as of such date.

Stock Options

We have granted stock options to certain of the directors and officers of the holding company and its subsidiaries. For options granted prior to March 30, 2005, we are required to pay in cash the difference between the exercise and the market price at the date of exercise. For options issued on or after March 30, 2005, we may either issue common stock or pay in cash the difference between the exercise and the market price at the date of exercise. The following table is the breakdown of outstanding stock options with respect to our common stock that we have granted to our directors and officers, describing the grant dates, positions held by such directors and officers, exercise period, price and the number of options as of March 31, 2012.

		Exercise Period
	Grant Date	From	To	Exercise Price (In Won)	Number of Granted Options	Number of Options Outstanding
Shinhan Financial Group
Dong Woo Han	3/21/2006	3/21/2009	3/20/2013	38,829	43,822	43,822
(Chairman & Chief Executive Officer)	3/20/2007	3/20/2010	3/19/2014	54,560	21,911	21,911
Buhmsoo Choi	3/19/2008	3/19/2011	3/18/2015	49,053	9,466	9,466
(Deputy President)
Jae Gwang Soh	3/19/2008	3/19/2011	3/18/2015	49,053	5,989	5,989
(Executive Vice-President)
Jung Kee Min	3/21/2006	3/21/2009	3/20/2013	38,829	1,800	1,800
(Executive Vice-President)
Dong Hwan Lee	3/21/2006	3/21/2009	3/20/2013	38,829	2,100	2,100
(Executive Vice-President)	3/20/2007	3/20/2010	3/19/2014	54,560	3,000	3,000
Shinhan Bank
Jin Won Suh	3/21/2006	3/21/2009	3/20/2013	38,829	20,679	20,679
(President & Chief Executive Officer)	3/20/2007 3/19/2008	3/20/2010 3/19/2011	3/19/2014 3/18/2015	54,560 49,053	10,379 17,600	10,379 17,600
Sung Ho Wi	3/21/2006	3/21/2009	3/20/2013	38,829	2,500	2,500
(Deputy President)	3/20/2007	3/20/2010	3/19/2014	54,560	3,000	3,000
	3/19/2008	3/19/2011	3/18/2015	49,053	7,100	7,100
Dong Dae Lee	3/21/2006	3/21/2009	3/20/2013	38,829	2,500	2,500
(Deputy President)	3/20/2007	3/20/2010	3/19/2014	54,560	3,000	3,000
	3/19/2008	3/19/2011	3/18/2015	49,053	3,311	3,311
Se Il Oh	3/21/2006	3/21/2009	3/20/2013	38,829	2,100	2,100
(Deputy President)	3/19/2008	3/19/2011	3/18/2015	49,053	3,311	3,311
Yong Byung Cho	3/21/2006	3/21/2009	3/20/2013	38,829	2,500	2,500
(Deputy President)	3/20/2007	3/20/2010	3/19/2014	54,560	3,000	3,000
In Jong Joo	3/21/2006	3/21/2009	3/20/2013	38,829	2,000	2,000
(Deputy President)
Young Oh Seol	3/21/2006	3/21/2009	3/20/2013	38,829	2,000	2,000
(Deputy President)
Sang Ho Lee	3/21/2006	3/21/2009	3/20/2013	38,829	1,500	1,500
(Executive Vice President)
Sin Gee Lee	3/21/2006	3/21/2009	3/20/2013	38,829	1,800	—
(Executive Vice President)

		Exercise Period
	Grant Date	From	To	Exercise Price (In Won)	Number of Granted Options	Number of Options Outstanding
Young Pyo Kim	3/21/2006	3/21/2009	3/20/2013	38,829	2,100	2,100
(Executive Vice President)
Young Soo Choi	3/21/2006	3/21/2009	3/20/2013	38,829	2,000	2,000
(Executive Vice President)
Young Jin Lim	3/21/2006	3/21/2009	3/20/2013	38,829	1,800	1,800
(Executive Vice President)
Won Ho Lee	3/21/2006	3/21/2009	3/20/2013	38,829	1,600	1,600
(Executive Vice President)
Shinhan Card
Jae Woo Lee	3/21/2006	3/21/2009	3/20/2013	38,829	22,559	22,559
(President & Chief Executive Officer)	3/20/2007 3/19/2008	3/20/2010 3/19/2011	3/19/2014 3/18/2015	54,560 49,053	10,379 17,567	10,379 17,567
Hee Geon Kim	3/21/2006	3/21/2009	3/20/2013	38,829	14,937	14,937
(Deputy CEO)	3/20/2007	3/20/2010	3/19/2014	54,560	8,164	8,164
	3/19/2008	3/19/2011	3/18/2015	49,053	7,411	7,411
Byung Gook Song	3/21/2006	3/21/2009	3/20/2013	38,829	1,800	1,800
(Deputy CEO)	3/19/2008	3/19/2011	3/18/2015	49,053	3,311	3,311
Jae Jeong Lee	3/19/2008	3/19/2011	3/18/2015	49,053	2,495	2,495
(Deputy CEO)
O Heum Kwon	3/19/2008	3/19/2011	3/18/2015	49,053	2,495	2,495
(Deputy CEO)
Shinhan Investment Corp.
Dae Suk Kang	None
(Chief Financial Officer)
Byung Kuk Rhee	3/21/2006	3/21/2009	3/20/2013	38,829	1,600	1,600
(Vice President)	3/20/2007	3/20/2010	3/19/2014	54,560	3,889	3,889
	3/19/2008	3/19/2011	3/18/2015	49,053	2,131	2,131
Keong-Ho Chu	3/21/2006	3/21/2009	3/20/2013	38,829	1,600	1,600
(Vice President)	3/20/2007	3/20/2010	3/19/2014	54,560	3,889	3,889
	3/19/2008	3/19/2011	3/18/2015	49,053	2,131	2,131
Shinhan Life Insurance
Jeum Joo Gweon	3/21/2006	3/21/2009	3/20/2013	38,829	6,616	—
(President & Chief Executive Officer)	3/20/2007 3/19/2008	3/20/2010 3/19/2011	3/19/2014 3/18/2015	54,560 49,053	7,089 9,366	7,089 9,366
Byung Chan Lee	3/21/2006	3/21/2009	3/20/2013	38,829	14,939	—
(Vice President)	3/20/2007	3/20/2010	3/19/2014	54,560	8,217	8,217
	3/19/2008	3/19/2011	3/18/2015	49,053	7,425	7,425
Jae Gun Bae	3/21/2006	3/21/2009	3/20/2013	38,829	1,200	1,200
(Vice President)	3/20/2007	3/20/2010	3/19/2014	54,560	1,800	1,800
Ho Kyung Bae	3/21/2006	3/21/2009	3/20/2013	38,829	1,000	—
(Vice President)

		Exercise Period
	Grant Date	From	To	Exercise Price (In Won)	Number of Granted Options	Number of Options Outstanding
Choun Sik Lee	3/21/2006	3/21/2009	3/20/2013	38,829	1,200	1,200
(Vice President)	3/20/2007	3/20/2010	3/19/2014	54,560	1,800	1,800
Sang Jin Lee	3/21/2006	3/21/2009	3/20/2013	38,829	2,100	—
(Vice President)	3/20/2007	3/20/2010	3/19/2014	54,560	3,000	3,000
Hyung Kook Bae	3/21/2006	3/21/2009	3/20/2013	38,829	1,000	1,000
(Vice President)
Total					356,978	330,523

In addition, members of the employee stock ownership association have certain pre-emptive rights in relation to our shares that are publicly offered under the Financial Investment Services and Capital Markets Act. As of March 31, 2012, the employee stock ownership association owned 16,974,245 shares of our common stock.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A.	Major Shareholders

The following table sets forth certain information relating to the beneficial ownership of our common shares as of December 31, 2011.

Name of Shareholder	Number of Common Shares Beneficially Owned	Beneficial Ownership %
National Pension Service	34,829,793	7.34%
BNP Paribas Group	30,106,276	6.35
Citibank, N.A. (ADR Department)	17,658,584	3.72
Shinhan Financial Group Employee Stock Ownership Association	16,974,245	3.58
Saudi Arabian Monetary Agency	16,708,887	3.52
The Lazard Funds Inc.	9,724,814	2.05
The Government of Singapore	8,272,595	1.74
Mizuho	5,955,000	1.26
Abu Dhabi Investment Authority	5,626,182	1.19
Others	328,343,211	69.24

Total	474,199,587	100.00%

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

As of December 31, 2011, a total of 28,990,000 Series 10 non-voting redeemable preferred shares and 14,721,000 Series 11 non-voting redeemable convertible preferred shares were outstanding, all of which were issued on January 25, 2007 in registered form and subscribed by institutional investors and government agencies in Korea in connection with funding for the acquisition of LG Card. On January 25, 2012, we redeemed all of the Series 10 and Series 11 preferred shares. As a result, as of the date hereof, 474,199,587 common shares and 11,100,000 Series 12 redeemable preferred shares are currently issued and outstanding. See “Item 10.B. Memorandum and Articles of Incorporation — Description of Preferred Stock.”

As of December 31, 2011, the latest date on which we closed our shareholders’ registry, 447 shareholders of record were chartered as U.S. persons, holding in the aggregate 21.2% of our then total outstanding shares (including Citibank, N.A., as the depositary for our American depositary shares, each representing two shares of our common stock).

ITEM 7.B.	Related Party Transactions

Since the beginning of the preceding three financial years, none of our directors or officers has or had any transactions with us that are or were unusual in their nature or conditions or significant to our business, other than as set forth below and also described in note 33 to our consolidated financial statements included in this annual report.

In December 2001, BNP Paribas acquired 4.00% of our common stock in return for an investment of approximately (Won)155 billion in cash pursuant to an alliance agreement. Under the terms of the alliance agreement, for so long as BNP Paribas does not sell or otherwise transfer (except to any of its wholly-owned subsidiaries) any portion of its ownership interest in our common stock and maintains, after any issuances of new shares by us from time to time, its shareholding percentage of not less than 3.5% of our issued common stock, we are required to call a meeting of our shareholders to recommend that one nominee of BNP Paribas be elected to our board of directors. In addition, under the alliance agreement, BNP Paribas has the right to subscribe for new issuances of our common shares in the event that such new issuances would result in the dilution of the shareholding percentage of BNP Paribas below 3.5%. As of December 31, 2011, BNP Paribas Group held 30,106,276 shares, or 6.35%, of our total common stock.

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

As of December 31, 2009, 2010 and 2011, we had principal loans outstanding to our directors, executive officers and their affiliates in the principal amount of (Won)0.7 billion, (Won)1.7 billion and (Won)2.1 billion, which were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

ITEM 7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL	INFORMATION

ITEM 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and our consolidated financial statements included in this annual report.

Legal Proceedings

As of December 31, 2011, we and our subsidiaries were defendants in pending lawsuits (including any government proceedings) in the aggregate claim amount of (Won)781 billion, for which we recorded a provision of (Won)216 billion.

Due to the recent global economic slowdown and a deteriorating Korean stock market in the second half of 2008, investment funds whose performance was tied to domestic and foreign stock market indexes experienced a sharp fall in their rates of return. Consequently, investors in these funds brought lawsuits against commercial banks in Korea that sold such investment fund products based on the allegation that such banks used defective sales practices in selling such funds, such as failing to comply with disclosure requirements or unfairly inducing them to invest in the funds. For example, in 2009, we, like other commercial banks that sold similar products, became a defendant in lawsuits in connection with the sale of foreign currency derivatives products known as “KIKOs,” which stands for “knock-in knock-out,” to certain of our customers comprised mostly of small- and medium-sized enterprises. The KIKOs, which are intended to be hedging instruments, operate so that if the value of Korean Won increases to a certain level, we are required to pay the purchasers a certain amount, and if the value of Korean Won falls below a certain level, the purchasers of KIKOs are required to pay us a certain amount. As the Korean Won significantly depreciated against the U.S. dollar in the second half of 2008, purchasers of KIKOs were required under the relevant contracts to make large payments to us, and some of such purchasers filed lawsuits to nullify their obligations under the allegation that we did not sufficiently disclose the risks in investing in KIKOs and unfairly induced them to make such investments. As of December 31, 2011, we had won 40 out of 47 KIKO-related cases at the lower court level. If we lose our cases on appeal, the court may nullify the contracts under which KIKO products were sold and order us to return payments received from the customers. As of December 31, 2011, the aggregate amount of the outstanding KIKO-related claims was (Won)202 billion, for which we set aside (Won)26 billion as allowance.

In addition to the KIKO-related claims, we have also faced complaints and, to a lesser extent, litigation from customers based on claims of (i) inadequate disclosure of risk related to the potential loss of principal when we sold currency forward contracts designed to hedge against currency risks in overseas mutual fund investments, (ii) approval of customer applications for purchases of our investment products with missing information without first confirming such missing items with customers and (iii) our discretionary liquidation of small-size investment funds as permitted under the Financial Services and Capital Markets Act but without first seeking customer approval. In connection with the foregoing claims, we were defendants in four court proceedings for an aggregate claim amount of (Won)1.2 billion as of December 31, 2011, for which we set aside a minimal amount as allowance.

In November 2005, Shinhan Bank purchased the shares of Shinho Paper Co., Ltd. (currently known as Artone Paper Co., Ltd.) (“Shinho”) held by Aram Corporate Restructuring Association (“Aram”) from Choong-Shik Lee, an executive member of the Aram, who allegedly sold such shares against the will of the other members of Aram in an act of embezzlement (the “Embezzlement”). Chung Wook Uhm, who was then in charge of the management of Shinho, brought claim for damages against the Bank on the grounds that (i) Shinhan Bank was aware of the Embezzlement when it bought the shares and (ii) Shinhan Bank caused forfeiture of Chung Wook Uhm’s management rights when it exercised its voting rights in favor of Kuk- Il Paper MFG Co., Ltd. (“Kuk-Il”), which had announced its intention to attempt a hostile takeover of Shinho. In our rebuttal, we argued that we did not participate in the alleged Embezzlement since the Bank properly purchased the shares through a block trade on the Korea Exchange during trading hours. In September 2011, the Seoul Central District Court ruled in favor of Chung Wook Uhm, ordering the Bank and Choong-Shik Lee to jointly and severally compensate approximately (Won)25 billion to Chung Wook Uhm as damages for his loss of management rights on the grounds that (i) Shinhan Bank either knew or could have known the Embezzlement and (ii) Shinhan Bank either participated in or aided and abetted the Embezzlement by exercising its voting rights in favor of Kuk-Il. We have appealed and such appeal is currently pending at the Seoul High Court.

Moreover, on May 30, 2008, Shinhan Bank, Shin Young Co., Ltd. and Korea Development Bank (collectively, the “Business Operators”), among others, entered into an agreement with Incheon International Airport Corporation (“IIAC”) to develop a fashion complex (known as the Fashion Island) at a site nearby the Incheon International Airport, with a total transaction value of (Won)625 billion. Due to the difficulties in securing foreign investment, however, the Business Operators failed to pay the earnest money deposit required under the agreement. In July 2010, IIAC terminated the agreement and filed a lawsuit against the Business Operators for payment of the liquidated damages provided under the agreement equal to the amount of the earnest money deposit. In October 2011, the Seoul Central District Court held that the Business Operators were obligated to pay such damages. However, the court also found that the full amount of the liquidated damages provided under the agreement was excessive, and thus limited the Business Operators’ payment obligation to approximately (Won)18.7 billion, which amounts to 60% of the liquidated damages initially provided under the agreement. We have appealed and such appeal is currently pending at the Seoul High Court. Under the development agreement, the Business Operators are jointly and severally liable for any losses incurred in connection with the transactions contemplated under such agreement.

In March 2008, the Korea Federation of Banks, together with 16 banks, including the Bank, brought a joint claim against the Fair Trade Commission of Korea (the “FTC”) in the Seoul High Court for an order invalidating the FTC’s recent measures recommending banks to use a revised standard contract for loan transactions (the “FTC Recommendation”). On April 6, 2011, the Seoul High Court dismissed the claim for invalidation on the grounds that (i) the terms of the previous standard contract, which provide that banks and customers shall “mutually agree” on the party responsible for bearing the stamp duty, costs and expenses associated with the establishment and registration of the mortgage in connection with bank loans, are unfair and (ii) the revised standard contract recommended by the FTC Recommendation, which expressly sets out the specific parties responsible for bearing each of the itemized costs and expenses associated with bank loans, is fair and legitimate. In particular, the Seoul High Court noted that the previous standard form contract is unfair because a bank may abuse its advantageous position as a lender by requiring customers to bear the costs that should have be borne by the bank in loan transactions. Since July 1, 2011, banks in Korea have been using the revised standard form contract pursuant to the FTC Recommendation, the terms of which require the costs and expenses associated with the establishment and registration of the right to collateral security in connection with bank loans to be borne by a specified party (either the bank or the customer) depending on the nature of the costs and expenses.

In May 2011, the Bank commenced an action against Dongah Construction Industrial Co., Ltd. (“Dongah”) and two of its employees in connection with such employees’ embezzlement of (Won)90 billion from funds held in a trust account managed by the Bank on behalf of Dongah’s creditors. Through the action, the Bank sought, among other things, a declaratory judgment finding that the Bank is not liable for the embezzlement on the basis that the Bank properly remitted the trust funds at issue in accordance with the release instruction duly executed by the employees of Dongah. The Bank further claimed compensation for damages from the employees of Dongah in the amount of (Won)90 billion. Dongah, in its counterclaim, alleged that the Bank should reinstate the embezzled funds on the ground that the Bank, as the trustee, did not manage the trust account properly and thereby caused reduction in trust funds. In May 2011, the Seoul Central District Court dismissed the Bank’s claim, ruling that the Bank’s transfer of the funds was not in accordance with the terms of the trust agreement and therefore, inappropriate. The court concurrently admitted Dongah’s counterclaim and ordered the Bank to restore the embezzled trust funds by depositing (Won)90 billion while accepting the Bank’s claim for compensatory damages against the employees of Dongah in the amount of (Won)90 billion (except the claim for loss incurred by delay). The Bank subsequently appealed. In addition, the Financial Supervisory Service commenced an investigation of the Bank in connection with this incident. While the appeal and the final outcome of the Financial Supervisory Service’s investigation are pending, the Bank made provision for the full judgment amount of (Won)90 billion in May 2011.

Our management believes that these lawsuits will not have a material adverse effect on our financial condition, equity or results of operations.

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

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Korea Exchange for our common stock since 2007, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our American depositary shares since 2007.

	Korea Exchange			New York Stock Exchange
	Closing Price per Common Stock		Average Daily Trading Volume	Closing Price per ADS		Average Daily Trading Volume
	High	Low		High	Low
			(Shares)			(ADSs)
2007	66,200	45,450	1,696,165	148.29	96.75	36,042
2008	58,900	25,600	2,206,295	118.35	32.68	79,215
First Quarter	52,500	45,150	1,567,340	113.45	90.97	66,619
Second Quarter	58,900	44,550	1,867,102	118.35	86.79	52,614
Third Quarter	50,300	41,500	2,021,075	98.07	68.47	74,154
Fourth Quarter	42,000	25,600	3,369,664	71.00	32.68	122,474
2009	49,550	20,500	3,219,298	86.42	26.25	115,649
First Quarter	32,950	20,500	4,361,545	50.34	26.25	166,528
Second Quarter	34,000	25,750	3,983,458	56.66	38.24	130,567
Third Quarter	48,950	32,900	2,750,514	82.87	50.56	85,639
Fourth Quarter	49,550	43,200	1,840,262	86.42	74.28	82,481
2010	53,600	39,250	1,830,799	93.82	66.31	53,391
First Quarter	45,700	39,250	1,761,349	81.37	66.37	69,387
Second Quarter	49,100	41,050	1,649,918	88.35	66.31	54,948
Third Quarter	49,200	42,300	1,733,324	84.91	72.77	40,880
Fourth Quarter	53,600	41,950	2,162,985	93.82	73.38	49,150
2011	53,800	36,150	1,749,097	101.33	61.77	51,671
First Quarter	53,800	46,350	1,696,713	95.65	82.76	43,879
Second Quarter	52,500	46,250	1,970,879	97.40	85.29	58,282
Third Quarter	52,900	36,150	1,842,548	101.33	61.77	58,528
Fourth Quarter	46,250	37,300	1,487,274	84.00	62.92	45,640
2012 (through April 10)	47,000	38,650	1,249,605	84.44	67.34	42,621
January	45,350	38,650	1,451,496	79.83	67.34	50,929
February	47,000	43,300	1,166,852	84.44	76.92	47,960
March	45,450	41,850	1,232,256	80.95	74.09	35,914
April (through April 10)	44,650	42,250	973,079	79.08	72.26	25,896

Source:	Korea Exchange; New York Stock Exchange

ITEM 9.B.	Plan of Distribution

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

As of December 31, 2011, the aggregate market value of equity securities listed on the Korea Exchange was approximately (Won)1,041 trillion. The average daily trading volume of equity securities for 2011 was approximately 353.8 million shares with an average transaction value of (Won)6,863 trillion.

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

	Opening(1)	High	Low	Closing
2001	503.31	715.93	463.54	693.70
2002	698.00	943.54	576.49	627.55
2003	633.03	824.26	512.30	810.71
2004	821.26	939.52	713.99	895.92
2005	893.71	1383.14	866.17	1,379.37
2006	1,389.27	1,464.70	1,192.09	1,434.46
2007	1,435.26	2,085.45	1,345.08	1,897.13
2008	1,853.45	1,901.13	892.16	1,124.47
2009	1,157.40	1,723.17	992.69	1,682.77
2010	1,696.14	2,051.00	1,552.79	2,051.00
2011	2,070.08	2,228.96	1,652.71	1,825.74
2012 (through April 10)	1,826.37	2,049.28	1,826.37	1,994.41

Source: Korea Exchange

Note:

(1)	The figures represent the daily closing price of the first trading day of the respective year.

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

		Total Market Capitalization		Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Millions of Won)	(Thousands of Dollars)(1)	Thousands of Shares	(Millions of Won)	(Thousands of Dollars)(1)
2000	704	188,041,490	148,393,204	306,163	2,602,211	2,053,796
2001	689	255,850,070	192,934,221	473,241	1,997,420	1,506,236
2002	683	258,680,756	215,445,465	857,245	3,041,598	2,533,820
2003	684	355,362,626	298,121,331	542,010	2,216,636	1,859,594
2004	683	412,588,139	398,597,371	372,895	2,232,109	2,156,419
2005	702	655,074,595	648,588,628	467,629	3,157,662	3,126,398
2006	731	704,587,508	757,620,976	279,096	3,435,180	3,693,742
2007	745	951,900,447	1,016,010,724	363,732	5,539,588	5,912,677
2008	763	576,887,540	457,121,664	355,205	5,189,644	4,112,238
2009	770	887,935,183	763,060,356	486,232	5,802,506	4,986,470
2010	889	1,140,966,794	1,009,169,285	379,171	5,607,749	4,959,976
2011	877	1,041,091,407	898,654,646	352,047	6,851,655	5,914,247
2012 (through April 10)	886	1,146,983,232	1,006,567,119	519,675	5,811,777	5,100,287

Source: Korea Exchange

Note:

(1)	Converted at the Noon Buying Rate at the end of the periods indicated.

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

Our articles of incorporation, which was last amended on March 29, 2012 to reflect a slight amendment to Article 11 of the Enforcement Decree of the Financial Holding Act relating to business objectives, is annexed to this annual report as Exhibit 1.1.

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

General

As of December 31, 2011 and as of the date hereof, our authorized share capital is 1,000,000,000 shares. Our Articles of Incorporation provide that we are authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares. Furthermore, through an amendment of the Articles of Incorporation, we have created new classes of shares in addition to the common shares and the preferred shares. See “— Description of Preferred Stock — Redeemable Preferred Stock (Series 10)” and “— Description of Preferred Stock — Redeemable Convertible Preferred Stock (Series 11).” As of December 31, 2011 and as of the date hereof, the number of our issued and outstanding common shares was 474,199,587.

On January 25, 2007, we issued 28,990,000 Series 10 redeemable preferred shares and 14,721,000 Series 11 redeemable convertible preferred shares as part of our funding for the acquisition of LG Card, all of which were redeemed as of January 25, 2012.

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

All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form. As of the date hereof, our authorized but unissued share capital consists of 373,684,849 shares. We may issue the unissued shares without further shareholder approval but subject to a board resolution as provided in the Articles of Incorporation. See “— Distribution of Free Shares.” Share certificates are issued in denominations of one, five, ten, 50, 100, 500, 1,000 and 10,000 shares. The par value of our common shares per share is (Won)5,000.

Dividends

Dividends are distributed to shareholders in proportion to the number of shares of the relevant class of capital stock owned by each shareholder following approval by the shareholders at an annual general meeting of shareholders. We pay full annual dividends on newly issued shares (such as the common shares representing the American depositary shares (“ADSs”)) for the year in which the new shares are issued. We declare our dividend annually at the annual general meeting of shareholders which is held within three months after the end of the fiscal year. Once declared, the annual dividend must be paid to the stockholders of record as of the end of the preceding fiscal year within one month after the annual general meeting unless otherwise resolved thereby. Annual dividends may be distributed either in (i) cash or (ii) shares provided that shares must be distributed at par value and, if the market price of the shares is less than their par value, dividends in shares may not exceed one-half of the total annual dividends (including dividends in shares). In addition to the annual dividend, we may also distribute cash dividends to the stockholders of record as of the end of March, June and September of each year upon a resolution by the board of directors. Under the Korean Commercial Code we do not have an obligation to pay any annual dividend unclaimed for five years from the scheduled payment date.

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

Preemptive Rights and Issuance of Additional Shares

Unless otherwise provided in the Korean Commercial Code, a company may issue authorized but unissued shares at such times and upon such terms as the board of directors of the company may determine. The company must offer the new shares on uniform terms to all shareholders who have preemptive rights and who are listed on the shareholders’ register as of the record date. Our shareholders are entitled to subscribe for any newly issued shares in proportion to their existing shareholdings. However, as provided in the Articles of Incorporation, we may issue new shares by resolution of board of directors to persons other than existing shareholders if those shares are (1) publicly offered (where the number of such shares so offered may not exceed 50% of our total number of issued and outstanding shares); (2) preferentially allocated to the members of the ESOA pursuant to relevant provisions of the Financial Investment Services and Capital Markets Act; (3) issued for the purpose of issuing depositary receipts pursuant to relevant provisions of the Financial Investment Services and Capital Markets Act (where the number of such shares so issued may not exceed 50% of our total number of issued and outstanding shares); (4) issued to directors or employees as a result of exercise of stock options we granted to them pursuant to the Korean Commercial Code; (5) issued to a financial investment company, a private equity fund or a special purpose company under the Financial Investment Services and Capital Markets Act; or (6) issued to any specified foreign investors, foreign or domestic financial institutions or alliance companies for operational needs such as introduction of advanced financial technology, improvement of its or subsidiaries’ financial structure and funding or strategic alliance (where such number of shares so issued may not exceed 50% of our total number of issued and outstanding shares). Under the Korean Commercial Code, a company may vary, without stockholders’ approval, the terms of such preemptive rights for different classes of shares. Public notice of the preemptive rights to new shares and the transferability thereof must be given not less than two weeks (excluding the period during which the shareholders’ register is closed) prior to the record date. We will notify the shareholders who are entitled to subscribe for newly issued shares of the deadline for subscription at least two weeks prior to the deadline. If a shareholder fails to subscribe on or before such deadline, the shareholder’s preemptive rights will lapse. Our board of directors may determine how to distribute shares in respect of which preemptive rights have not been exercised or where fractions of shares occur. Under the amended Korean Commercial Code, beginning on April 15, 2012, if an enterprise intends to issue new shares by way of a third party allotment, it must also notify its stockholders or make public notice of the conditions and other details of such new shares not less than two weeks prior to their subscription payment date.

Under the Financial Investment Services and Capital Markets Act, members of a company’s employee stock ownership association, whether or not they are shareholders, have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. However, this right is exercisable only to the extent that the total number of shares so acquired and held by such members does not exceed 20% of the total number of shares to be newly issued and shares then outstanding. As of December 31, 2011, the ESOA owned 17,005,029 shares of our common stock.

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

Voting Rights

Holders of common shares are entitled to one vote for each share. However, voting rights with respect to common shares that we hold and common shares that are held by a corporate shareholder, more than one-tenth of the outstanding capital stock of which is directly or indirectly owned by us, may not be exercised. Unless stated otherwise in a company’s Articles of Incorporation, the Korean Commercial Code permits holders of an aggregate of 3% (1%, in case of a company whose total assets as at the end of the latest fiscal year is (Won)2 trillion or more) or more of the outstanding shares with voting rights to request cumulative voting when electing two or more directors. Our Articles of Incorporation currently do not prohibit cumulative voting. In addition, under the Korean Commercial Code, in case of appointment of an audit committee member who is an outside director, any shareholder holding more than 3% of the outstanding shares with voting rights shall not exercise its voting rights with respect to any portion of its shares exceeding the 3% limit; and in case of appointment of an audit committee member who is a non-outside director, the largest shareholder (together with certain related persons) holding more than 3% of the outstanding shares with voting rights shall not exercise its voting rights with respect to any portion of its shares exceeding the 3% limit.

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

On January 25, 2012, we redeemed all of the Series 10 preferred shares.

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

On January 25, 2012, we redeemed all of the Series 11 preferred shares.

Redeemable Preferred Stock (Series 12)

On April 20, 2011, as part of funding for preferred stocks due to be redeemed in January 2012, we issued 11,100,000 Series 12 non-voting redeemable preferred shares for the subscription price of (Won)100,000 per share, or (Won)1,110 billion in the aggregate. These shares are currently entitled to dividends at the following rate: (i) for the period from the issue date until December 31, 2011, 5.58% of the subscription price per share multiplied by a fraction of the number of days from the issue date to and including December 31, 2001 over 365; (ii) for 2012 to and including 2015, 5.58% of the subscription price per share; (iii) for 2016, (x) 5.58% of the subscription price per share, multiplied by a fraction of the number of days from January 1, 2016 to April 19, 2016 over 365, plus (y) ‘R’% of the subscription price, multiplied by a fraction of the number of days from April 20, 2016 to December 31, 2016 over 365, where R% means the sum of (A) the five trading-day average of a designated five-year treasury rate quotes immediately preceding April 20, 2016 and (B) 250 basis points; and (iv) for 2017 and each year thereafter, R% of the subscription price per share.

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

Other than as set forth above, there are currently no other outstanding preferred stocks.

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

Acquisition of Treasury Shares

Under the Korean Commercial Code, we may acquire our own shares upon a resolution of the general meeting of the shareholders by either (i) purchasing them on a stock exchange or (ii) purchasing a number of shares, other than the redeemable shares as set forth in Article 345, Paragraph (1) of the Korean Commercial Code, from each shareholder in proportion to its existing shareholding ratio through the methods set forth in the Presidential Decree, provided that the total purchase price does not exceed the amount of our profit that may be distributed as dividends in respect of the immediately preceding fiscal year.

In addition, pursuant to the Financial Investment Services and Capital Markets Act and regulations under the Financial Holding Companies Act, we may purchase our own shares on the KRX KOSPI Market of the Korea Exchange, through a tender offer, or through a trust agreement with a trust company, or retrieve our own shares from a trust company upon termination of a trust agreement, subject to the restrictions that (1) the aggregate purchase price of such shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year less the amounts of dividends and reserves for such fiscal year, subtracted by the sum of (a) the purchase price of treasury stock acquired if any treasury stock has been purchased after the end of the preceding fiscal year pursuant to the Commercial Act or the Financial Investment Services and Capital Markets Act, (b) the amount subject to trust agreements, and (c) the amount of dividends approved at the ordinary general shareholders’ meeting after the end of the preceding fiscal year and the amount of retained earnings reserve required under the Commercial Act; plus if any treasury stock has been disposed of after the end of the preceding fiscal year, the acquisition cost of such treasury stock and (2) the purchase of such shares shall meet the requisite capital ratio under the Financial Holding Companies Act and the guidelines issued by the Financial Services Commission. In general, under the Financial Holding Companies Act, our subsidiaries are not permitted to acquire our shares.

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

Passive Foreign Investment Company Rules

Based upon the past and projected composition of our income and valuation of our assets, we do not believe that we were a passive foreign investment company (a “PFIC”) for 2011, and we do not expect to be a PFIC in 2012 or to become one in the foreseeable future, although there can be no assurance in this regard. However, PFIC status is a factual determination that is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in valuation or composition of our income or assets.

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

The Hiring Incentives to Restore Employment Act, which was enacted in early 2010 and contains provisions from the former Foreign Account Tax Compliance Act of 2009 (“FATCA”), imposes a 30% withholding tax on certain payments to certain non-U.S. financial institutions (including entities such as us) who do not enter into and comply with an agreement with the IRS to provide certain information on financial account holders, which may include the holders of its debt or equity (other than debt or equity interests that are regularly traded on an established securities market). Recently announced proposed regulations would, if finalized, exempt most equity interests in financial institutions such as us from such information reporting. However, the relevant rules have not yet been fully developed and the future application of FATCA to us and our shareholders is uncertain. We may be subject to U.S. withholding tax if we fail to enter into an agreement with the IRS to report certain information about our financial account holders or our financial account holders (which may include our shareholders) may become subject to U.S. withholding if they fail to provide requested information to us. If our shareholders do not provide the necessary information (if applicable) and are subject to withholding, there will be no additional amounts payable by way of compensation to our shareholders for the deducted amount.

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

ITEM 10.I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE	AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See “Item 4.B. Business Overview — Risk Management” for quantitative and qualitative disclosures about market risk.

ITEM 12. DESCRIPTION	OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12.A.	Debt Securities

Not applicable.

ITEM 12.B.	Warrants and Rights

Not applicable.

ITEM 12.C.	Other Securities

Not applicable.

ITEM 12.D.	American Depositary Shares

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

Depositary Payments for the Fiscal Year 2011

In 2011, we received the following payments from Citibank, N.A., acting as depositary for our ADSs:

Reimbursement of settlement infrastructure fees (including DTC fees)	US$	18,659.72
Reimbursement of proxy process expenses (printing, postage and distribution)	US$	24,496.79
Contributions towards our investor relations efforts (i.e. non-deal roadshows, investor conferences and IR agency fees)	US$	191,604.26

Total:	US$	234,760.77

Note: The amounts provided above are after deduction of applicable of U.S. taxes.

ITEM 13. DEFAULTS,	DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL	MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS	AND PROCEDURES

Disclosure Control

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2011 were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2011 based on the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2011. The effectiveness of our internal control over financial reporting has been audited by KPMG Samjong, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2011. KPMG Samjong has issued an attestation report on the effectiveness of our internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board, which is included herein.

Attestation Report of the Independent Registered Public Accounting Firm

KPMG Samjong’s attestation report on the effectiveness of internal control over financial reporting can be found on page F-2 of this annual report.

Changes in Internal Controls

There were no changes in our internal control over financial reporting during 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT	COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Taeeun Kwon, Mr. Seok Won Kim, Mr. Sang-Kyeong Lee and Mr. Ke Sop Yun, our outside director and the chairman of our Audit Committee, are “audit committee financial experts,” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Taeeun Kwon, Mr. Seok Won Kim, Mr. Sang-Kyeong Lee and Mr. Ke Sop Yun are independent as such term is defined in Section 303A.02 of the NYSE Listed Company Manual, Rule 10A-3 under the Exchange Act and the Korea Stock Exchange listing standards.

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

The following table sets forth the aggregate fees billed for professional services rendered by KPMG Samjong Accounting Corp. for the years ended December 31, 2010 and 2011, our principal accountants for the respective period, depending on the various types of services and a brief description of the nature of such services.

Type of services	Aggregate Fees Billed During the Year Ended December 31,				Nature of Services
	2010		2011
	(In millions of Won)
Audit fees	(Won)	8,151	(Won)	6,193	Audit service for Shinhan Financial Group and its subsidiaries.
Tax fees		375		317	Tax return and consulting advisory service.
All other fees		4		—	All other services which do not meet the three categories above.

Total	(Won)	8,530	(Won)	6,510

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

Majority of Independent Directors on the Board

Under the NYSE listing rules, U.S. companies listed on the NYSE must have a board the majority of which is comprised of independent director satisfying the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act. While as a foreign private issuer, we are exempt from this requirement, but our board of directors is in compliance with this requirement as it currently consists of 12 directors, of which 10 directors satisfy the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act. Ten of our directors are also “outside directors” as defined in the Financial Holding Companies Act of Korea. An “outside director” for purposes of the Financial Holding Companies Act and the Korean Commercial Code means a director who does not engage in the regular affairs of the financial holding company, and who is elected at a shareholders meeting, after having been nominated by the outside director nominating committee, and none of the largest shareholder, those persons “specially related” to the largest shareholder of such company, persons who during the past two years have served as an officer or employee of such company, the spouses and immediate family members of an officer of such company, and certain other persons specified by law may qualify as an outside director of such company. Under the Korea Exchange listing rules and the Korean Commercial Code, at least one-fourth of a listed company’s directors must be outside directors provided that there must be at least three outside directors. In the case of “large listed companies” as defined under the Korean Commercial Code, like us, a majority of the directors must be outside directors.

Executive Session

Under the NYSE listing rules, non-management directors of U.S. companies listed on the NYSE are required to meet on a regular basis without management present and independent directors must meet separately at least once per year. There is no such requirement under Korean law or listing standards or our internal regulations.

Audit Committee

Under the NYSE listing rules, listed companies must have an audit committee that has a minimum of three members, and all audit committee members must satisfy the requirements of independence set forth in Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act. We are in compliance with this requirement as our audit committee comprises of four outside directors meeting the requirements of independence set forth in Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act. Under the Korea Exchange listing rules and the Korean Commercial Code, a large listed company must also establish an audit committee of which at least two-thirds of its members must be outside directors and whose chairman must be an outside director. In addition, at least one member of the audit committee who is an outside director must also be an accounting or financial expert. We are also in compliance with the foregoing requirements.

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

Compensation Committee

Under the NYSE listing rules, U.S. companies listed on the NYSE are required to have a compensation committee which is composed entirely of independent directors. While no such requirement currently exists under applicable Korean law or listing standards, we currently have a compensation committee composed of four outside directors. Four members of the compensation committee satisfy the independent director requirements as set forth in Rule 10A-3 under the Exchange Act.

On March 30, 2011, the SEC proposed rules to implement Section 952 of the Dodd-Frank Act regarding the independence of compensation committees and the appointment, payment and oversight of compensation consultants. Under the proposed rules, the SEC provides baseline expectations of listing standards for the national securities exchanges, such as NYSE and NASDAQ, to implement, and continues to leave to the company’s board of directors the ultimate determination as to the independence of compensation committee members. The proposed rules require the exchanges to propose listing standards to determine how the following factors, which are essential factors originally cited by Dodd-Frank, along with other factors that the exchanges add, should be considered in evaluation the independence of compensation committee members:

•	the source of compensation of a member of the board of directors, including any consulting, advisory or other compensatory fees paid by the listed company; and

•	whether a member of the board of directors has an affiliate relationship with the listed company, a subsidiary of the listed company or an affiliate of a subsidiary of the listed company.

Under the proposed rules, the SEC emphasizes that the foregoing factors are not bright-line prohibitions, and that the exchanges have discretion in establishing their own independence criteria and determining how such factors should be considered.

The SEC’s proposed rules also provide that compensation committees may retain compensation consultants and other advisers after taking into account the independence of the advisers. Compensation committees are not precluded from retaining the company’s advisers. Compensation committees will, however, be directly responsible for the selection, compensation and oversight of the advisers they choose to engage. Listed companies must provide funding for the retention of these advisers. The proposed rules provide five factors that compensation committees must use in evaluating independence, along with any additional factors that the exchanges may require:

•	the provision of other services to the listed company by the entity that employs the compensation committee adviser;

•

the amount of fees received from the listed company by the entity that employs the compensation committee adviser, as a percentage of the total revenue of the entity that employs the compensation committee adviser;

•	the policies and procedures of the entity that employs the compensation committee adviser that are designed to prevent conflicts of interest;

•	any business or personal relationship of the compensation committee adviser with a member of the compensation committee; and

•	any stock of the listed company owned by the compensation committee adviser.

The SEC’s proposed rules also include disclosure requirements relating to the use of compensation consultants, which are not subject to the exchange rulemaking process discussed above. The proposed rules require disclosure of:

•	whether the compensation committee has obtained or retained the advice of a compensation consultant;

•	whether the use of a compensation consultant raised any conflict of interest; and

•	if there is a conflict of interest, the nature of the conflict and how the registrant is addressing the conflict.

The SEC proposes to modify the existing disclosure requirement under Item 407(e) of SEC Regulation S-K so that disclosure in the company’s annual proxy statement would be required whenever an issuer’s compensation committee “retained or obtained” the advice of a compensation consultant, regardless of whether a formal engagement or client relationship exists between the consultant and the committee or management, and irrespective of any fees being paid. The types of “conflicts of interest” that would trigger disclosure are not defined under the SEC’s proposed rules. Instead, companies must look to the facts and circumstances of the engagement to determine whether a conflict exists, including considering the five independence factors discussed above plus any other factors mandated by the exchanges.

Foreign private issuers that disclose in their annual reports the reasons why they do not have an independent compensation committee are exempt from the compensation committee independence requirements. Although foreign private issuers are not specifically exempted from the application of the proposed compensation consultant rules, the proposed rule provides for U.S. national securities exchanges to have authority to exempt any category of issuers consistent with the compensation committee independence rules. The disclosure requirements under the proposed rules relating to compensation consultants are not expected to be applicable to foreign private issuers that are exempt from preparing and filing proxy statements, which is where the new disclosure is expected to be included.

The U.S. national securities exchanges must issue final listing standards implementing the foregoing within one year after the SEC’s proposed rules are finalized and published in the Federal Register. The SEC’s proposed rules are not yet final.

We currently have a compensation committee which is responsible for reviewing and approving the management’s evaluation and compensation programs.

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

On May 25, 2011, the SEC adopted final rules to implement whistleblower provisions of the Dodd-Frank Act, which are applicable to foreign private issuers with securities registered under the U.S. securities laws. The final rules provide that any eligible whistleblower who voluntarily provides the SEC with original information that leads to the successful enforcement of an action brought by the SEC under U.S. securities laws must receive an award of between 10 and 30 percent of the total monetary sanctions collected if the sanctions exceed $1,000,000. An eligible whistleblower is defined as someone who provides information about a possible violation of the securities laws that he or she reasonably believes has occurred, is ongoing, or is about to occur. The possible violation does not need to be material, probably or even likely, but the information must have a “facially plausible relationship to some securities law violation”; frivolous submissions would not qualify. The final rules also prohibit retaliation against the whistleblower. While the final rules do not require employees to first report allegations of wrongdoing through a company’s corporate compliance system, they do seek to incentivize whistleblowers to utilize internal corporate compliance first by, among other things, (i) giving employees who first report information internally the benefit of the internal reporting date for purposes of the SEC program so long as the whistleblower submits the same information to the SEC within 120 days of the initial disclosure; (ii) clarifying that the SEC will consider, as part of the criteria for determining the amount of a whistleblower’s award, whether the whistleblower effectively utilized the company’s corporate compliance program or hindered the function of the program; and (iii) crediting a whistleblower who reports internally first and whose company passes the information along to the SEC, which would mean the whistleblower could receive a potentially higher award for information gathered in an internal investigation initiated as a result of the whistleblower’s internal report.

In addition, the final rules address concerns that the whistleblower rules incentivize officers, directors and those with legal, audit, compliance or similar responsibilities to abuse these positions by making whistleblower complaints to the SEC with respect to information they obtained in these roles by generally providing that information obtained through a communication subject to attorney-client privilege or as a result of legal representation would not be eligible for a whistleblower award unless disclosure would be permitted by attorney conduct rules. Accordingly, officers and directors, auditors and compliance personnel and other persons in similar roles would not be eligible to receive awards for information received in these positions unless (x) they have a reasonable basis to believe that (1) disclosure of the information is necessary to prevent the entity from engaging in conduct that is likely to cause substantial injury to the financial interests of the entity or investors; or (2) the entity is engaging in conduct that will impede an investigation of the misconduct, for example, destroying documents or improperly influencing witnesses; or (y) 120 days has passed since the whistleblower provided the information to senior responsible persons at the entity or 120 days has passed since the whistleblower received the information at a time when these people were already aware of the information. There is no corresponding law or regulation in Korea.

In March 2012, we established the Corporate Governance and Chief Executive Officer Recommendation Committee, which is responsible for reviewing and making recommendations in relation to the overall corporate governance of our group (including any aspects of corporate governance relating to code of ethics and other code of behavior), as well as recommendation of the nominees for the president and/or chief executive officer of our group. The Corporate Governance and Chief Executive Officer Recommendation Committee is not required under Korean law.

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

ITEM 16H. MINE	SAFETY DISCLOSURE

Not applicable.

ITEM 17. FINANCIAL	STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL	STATEMENTS

Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

ITEM 19. EXHIBITS

(a) Financial Statements filed as part of this Annual Report:

See Index to Financial Statements on page F-1 of this annual report.

(b) Statistical disclosure by bank holding companies specified in Industry Guide 3 filed as part of this Annual Report:

See Supplemental Financial Information on page S-1 of this annual report.

(c) Exhibits filed as part of this Annual Report:

See Exhibit Index beginning on page E-1 of this annual report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 30, 2012

SHINHAN FINANCIAL GROUP CO, LTD.

By:	/s/ Dong Woo Han
	Name:	Dong Woo Han
	Title:	Chairman and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of Shinhan Financial Group Co., Ltd. and its subsidiaries (the “Group”) as of January 1, 2010 and December 31, 2010 and 2011, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2010 and 2011. We also have audited the Group’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of January 1, 2010 and December 31, 2010 and 2011 and the results of their operations and their cash flows for the years ended December 31, 2010 and 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG Samjong Accounting Corp.

Seoul, Korea

April 30, 2012

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of January 1, 2010 and December 31, 2010 and 2011

	Note	January 1, 2010		December 31, 2010	December 31, 2011
		(In millions of won)
Assets
Cash and due from banks	4,8,20	(Won)	13,371,641	11,821,607	14,730,932
Trading assets	4,9,20		7,883,195	9,412,050	11,954,266
Financial assets designated at fair value through profit or loss	4,10,20		1,695,923	2,208,284	1,800,846
Derivative assets	4,11		4,986,565	4,106,196	2,395,270
Loans	4,12,20		170,852,950	181,347,105	192,572,571
Available-for-sale financial assets	4,13,20		29,050,106	29,451,909	34,105,747
Held-to-maturity financial assets	4,13,20		12,795,490	12,528,902	11,894,664
Property and equipment	14,20		3,003,150	2,976,407	2,993,860
Intangible assets	15		4,065,899	4,072,901	4,203,460
Investments in associates	16		246,224	299,812	248,848
Current tax assets			9,626	10,656	9,022
Deferred tax assets	41		310,429	65,359	29,202
Investment properties	17		330,340	285,956	275,123
Other assets	4,18		9,894,444	9,949,034	10,887,878
Assets held for sale			18,507	21,229	15,792

Total assets		(Won)	258,514,489	268,557,407	288,117,481

Liabilities
Deposits	4,21	(Won)	143,721,212	149,416,662	163,015,732
Trading liabilities	22		346,935	822,977	704,418
Financial liabilities designated at fair value through profit or loss	4,23		1,086,680	1,953,519	3,298,409
Derivative liabilities	4,11		4,321,119	3,535,174	2,047,882
Borrowings	4,24		17,673,005	18,085,459	20,033,246
Debt securities issued	4,25		41,362,758	40,286,268	39,736,958
Liability for defined benefit obligations	26		146,366	170,052	274,661
Provisions	27		781,634	859,357	869,592
Current tax liabilities			456,439	251,274	568,074
Deferred tax liabilities	41		366,884	183,500	282
Liabilities under insurance contracts	28		7,469,130	8,986,380	10,867,254
Other liabilities	4,29		16,039,934	16,811,560	19,842,168

Total liabilities			233,772,096	241,362,182	261,258,676

Equity	30
Capital stock			2,589,553	2,589,553	2,645,053
Other equity instrument			—	—	238,582
Capital surplus			8,834,971	8,834,971	9,886,849
Capital adjustments			(390,866)	(390,853)	(392,654)
Accumulated other comprehensive income			1,437,048	1,629,495	1,188,948
Retained earnings			9,806,764	12,071,221	10,829,723

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			22,277,470	24,734,387	24,396,501
Non-controlling interests	30		2,464,923	2,460,838	2,462,304

Total equity			24,742,393	27,195,225	26,858,805

Total liabilities and equity		(Won)	258,514,489	268,557,407	288,117,481

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2010 and 2011

	Note	2010		2011
		(In millions of won)
Interest income		(Won)	12,908,734	13,780,714
Interest expense			(6,436,118)	(6,700,743)

Net interest income	32		6,472,616	7,079,971

Fees and commission income			3,397,247	3,557,132
Fees and commission expense			(1,639,409)	(1,797,961)

Net fees and commission income	33		1,757,838	1,759,171

Net insurance loss	28		(75,569)	(119,201)
Dividend income	34		217,451	208,860
Net trading income (loss)	35		332,536	(131,848)
Net foreign currency transaction gain			117,417	13,874
Net gain (loss) on financial instruments designated at fair value through profit or loss	36		(124,757)	171,911
Net gain on sale of available-for-sale financial assets	13		652,188	846,345
Impairment loss on financial assets	37		(1,416,047)	(987,309)
General and administrative expenses	38		(3,847,674)	(4,135,357)
Net other operating expenses	40		(671,516)	(571,645)

Operating income	43		3,414,483	4,134,772

Equity in income of associates	16		15,322	57,790

Income before income taxes			3,429,805	4,192,562
Income tax expense	41		570,375	919,929

Net income for the year			2,859,430	3,272,633

Other comprehensive income (loss) for the year, net of income tax
Foreign currency translation adjustments for foreign operations			(18,010)	16,120
Valuation gain (loss) on available-for-sale financial assets			175,213	(460,437)
Equity in other comprehensive income of associates			20,762	2,717
Net gain on cash flow hedges			13,486	1,429
Other comprehensive income (loss) of separate account			1,703	(579)

	30		193,154	(440,750)

Total comprehensive income for the year		(Won)	3,052,584	2,831,883

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income — (Continued)

For the years ended December 31, 2010 and 2011

	Note	2010		2011
		(In millions of won, except earning per share)
Net income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	42	(Won)	2,684,589	3,100,011
Non-controlling interest			174,841	172,622

		(Won)	2,859,430	3,272,633

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		(Won)	2,877,036	2,659,464
Non-controlling interest			175,548	172,419

		(Won)	3,052,584	2,831,883

Earnings per share:	30,42
Basic earnings per share in won		(Won)	5,175	5,954

Diluted earnings per share in won		(Won)	5,076	5,832

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2010 and 2011

	Capital stock		Other equity instruments	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Non-controlling interest	Total
	(In millions of won)
Balance at January 1, 2010	(Won)	2,589,553	—	8,834,971	(390,866)	1,437,048	9,806,764	2,464,923	24,742,393
Net income for the year		—	—	—	—	—	2,684,589	174,841	2,859,430
Other comprehensive income, net of income tax
Foreign currency translation adjustments		—	—	—	—	(17,927)	—	(83)	(18,010)
Valuation gain on available-for-sale financial assets		—	—	—	—	174,423	—	790	175,213
Equity in other comprehensive income of associates		—	—	—	—	20,762	—	—	20,762
Net gain on cash flow hedges		—	—	—	—	13,486	—	—	13,486
Other comprehensive income of separate account		—	—	—	—	1,703	—	—	1,703

		—	—	—	—	192,447	—	707	193,154

Total comprehensive income for the year		—	—	—	—	192,447	2,684,589	175,548	3,052,584

Transactions with owners, etc
Dividends		—	—	—	—	—	(420,266)	—	(420,266)
Change in other capital adjustments		—	—	—	13	—	—	—	13
Change in retained earnings of subsidiaries		—	—	—	—	—	134	—	134
Change in other non-controlling interests		—	—	—	—	—	—	(179,633)	(179,633)

		—	—	—	13	—	(420,132)	(179,633)	(599,752)

Balance at December 31, 2010	(Won)	2,589,553	—	8,834,971	(390,853)	1,629,495	12,071,221	2,460,838	27,195,225

Balance at January 1, 2011	(Won)	2,589,553	—	8,834,971	(390,853)	1,629,495	12,071,221	2,460,838	27,195,225
Net income for the year		—	—	—	—	—	3,100,011	172,622	3,272,633
Other comprehensive loss, net of income tax
Foreign currency translation adjustment		—	—	—	—	16,086	—	34	16,120
Valuation loss on available-for-sale financial assets		—	—	—	—	(460,200)	—	(237)	(460,437)
Equity in other comprehensive income of associates		—	—	—	—	2,717	—	—	2,717
Net gain on cash flow hedges		—	—	—	—	1,429	—	—	1,429
Other comprehensive loss of separate account		—	—	—	—	(579)	—	—	(579)

		—	—	—	—	(440,547)	—	(203)	(440,750)

Total comprehensive income for the year		—	—	—	—	(440,547)	3,100,011	172,419	2,831,883

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity — (Continued)

For the years ended December 31, 2010 and 2011

	Capital stock		Other equity instruments	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Non-controlling interest	Total
	(In millions of won)
Transactions with owners, etc.
Dividends		—	—	—	—	—	(586,236)	—	(586,236)
Dividend to hybrid bond		—	—	—	—	—	(2,594)	—	(2,594)
Issuance of preferred stock		55,500	—	1,050,664	—	—	—	—	1,106,164
Issuance of hybrid bond		—	238,582	—	—	—	—	—	238,582
Redemption of preferred stock		—	—	—	—	—	(3,752,679)	—	(3,752,679)
Change in other capital surplus		—	—	1,214	—	—	—	—	1,214
Change in other capital adjustments		—	—	—	(1,801)	—	—	—	(1,801)
Change in other non-controlling interests		—	—	—	—	—	—	(170,953)	(170,953)

		55,500	238,582	1,051,878	(1,801)	—	(4,341,509)	(170,953)	(3,168,303)

Balance at December 31, 2011	(Won)	2,645,053	238,582	9,886,849	(392,654)	1,188,948	10,829,723	2,462,304	26,858,805

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIAIRES

Consolidated Statements of Cash Flows

For the years ended December 31, 2010 and 2011

	Note	2010		2011
		(In millions of won)
Cash flows from operating activities
Income before income taxes		(Won)	3,429,805	4,192,562
Adjustments for:
Net interest income	32		(6,472,616)	(7,079,971)
Dividend income	34		(217,451)	(208,860)
Net fees and commission expense			186,778	182,169
Insurance expense	28		1,879,071	2,297,723
Net trading loss (income)			(934,637)	17,876
Net foreign currency transaction loss (gain)			(33,715)	11,293
Net loss (gain) on financial assets designated at fair value through profit or loss			126,003	(167,961)
Gain on disposal of available-for-sale financial assets	13		(652,188)	(846,345)
Provision for allowance	12		1,270,327	896,006
Impairment loss on other financial assets			145,720	91,303
Salaries expense			207,364	217,739
Depreciation and amortization	38		304,398	287,734
Other operating income			(327,534)	(586,604)
Equity in income of associates	16		(15,322)	(57,790)

			(4,533,802)	(4,945,688)

Changes in assets and liabilities:
Due from banks			2,267,760	(3,540,709)
Trading assets			(661,376)	(2,723,770)
Financial instruments designated at fair value through profit or loss			198,709	1,821,807
Derivative assets			878,527	195,134
Loans			(11,765,921)	(11,397,231)
Other assets			(645,520)	(1,081,796)
Deposits			4,984,857	12,941,911
Liability for defined benefit obligations	26		(153,659)	(115,687)
Provision			(126,058)	(19,564)
Liabilities under insurance contracts			1,756	48
Other liabilities			1,727,005	(321,389)

			(3,293,920)	(4,241,246)

Income taxes paid			(635,480)	(651,914)
Interest received			12,447,767	13,273,499
Interest paid			(6,400,867)	(6,492,566)
Dividends received			217,451	208,860

Net cash provided by operating activities		(Won)	1,230,954	1,343,507

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows — (Continued)

For the years ended December 31, 2010 and 2011

	Note	2010		2011
		(In millions of won)
Cash flows from investing activities
Proceeds from disposition of financial assets designated at fair value through profit or loss		(Won)	29,765	98,472
Proceeds from disposition of available-for-sale financial assets			41,339,784	43,335,156
Acquisition of available-for-sale financial assets			(40,911,086)	(47,704,240)
Proceeds from disposition of held-to-maturity financial assets			2,438,571	4,499,462
Acquisition of held-to-maturity financial assets			(2,150,234)	(3,828,684)
Proceeds from disposition of property and equipment	14,40		117,401	69,347
Acquisition of property and equipment	14		(373,515)	(302,111)
Proceeds from disposition of intangible assets	15,40		7,907	12,676
Acquisition of intangible assets	15		(64,568)	(168,132)
Proceeds from disposition of investments in associates			17,597	71,827
Acquisition of investments in associates			(117,763)	(27,661)
Proceeds from disposition of investment property	17,40		193	23,037
Acquisition of investment property	17		—	(17)
Proceeds from disposition of assets held for sale			—	2,047
Decrease (increase) in other assets			95,009	(45,868)
Acquisition of subsidiaries	45		—	(103,859)

Net cash provided by (used in) investing activities			429,061	(4,068,548)

Cash flows from financing activities
Issuance of preferred stock			—	1,107,278
Issuance of hybrid bond			—	238,682
Proceeds from borrowings			18,588,342	21,300,793
Repayments of borrowings			(18,324,239)	(19,397,747)
Proceeds from debt securities issued			14,071,906	13,056,571
Repayments of debt securities issued			(15,327,621)	(13,760,022)
Dividends paid			(427,571)	(585,557)
Cash inflows from cash flow hedges			174,772	75,887
Decrease in non-controlling interest			(168,556)	(173,559)

Net cash provided by (used in) financing activities			(1,412,967)	1,862,326

Effect of exchange rate fluctuations on cash and cash equivalents held			(31,489)	(1,088)

Increase (decrease) in cash and cash equivalents			215,559	(863,803)
Cash and cash equivalent at beginning of year	45		4,617,586	4,833,145

Cash and cash equivalent at end of year	45	(Won)	4,833,145	3,969,342

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2010 and 2011

1.	Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a) Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”) was incorporated on September 1, 2001 through a business combination involving the exchange of Shinhan Financial Group’s common stock with the former stockholders of Shinhan Bank, Shinhan Investment Corp., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas AMC. Shinhan Financial Group’s shares were listed on the Korea Exchange on September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange on September 16, 2003.

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of January 1, 2010 and December 31, 2010 and 2011 are as follows:

Investor	Investee(*)	Location	Reporting date	Ownership (%)
				2009	2010	2011
Shinhan Financial Group	Shinhan Bank	Korea	December 31	100.0	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0	100.0
”	Shinhan Investment Corp.	”	March 31	100.0	100.0	100.0
”	Shinhan Life Insurance Co., Ltd	”	”	100.0	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	December 31	100.0	100.0	100.0
”	Jeju Bank	”	”	68.9	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0	100.0
”	Shinhan Private Equity Investment management	”	”	100.0	100.0	100.0
	Shinhan BNP Paribas AMC		March 31	65.0	65.0	65.0
”	SHC Management Co., Ltd.	”	December 31	100.0	100.0	100.0
”	Shinhan Data system	”	”	100.0	100.0	100.0
”	Shinhan Savings Bank	”	June 30	—	—	100.0
Shinhan Bank	Shinhan Asia Limited	Hong Kong	December 31	99.9	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0	100.0
”	Shinhan Europe GmbH	Germany	”	100.0	100.0	100.0
”	Shinhan Khmer Bank	Cambodia	”	80.1	90.0	90.0
”	Shinhan Kazakhstan Bank	Kazakhstan	”	100.0	100.0	100.0
”	Shinhan Canada Bank	Canada	”	100.0	100.0	100.0
”	Shinhan China Limited	China	”	100.0	100.0	100.0
”	Shinhan Aitas Co., Ltd.	Korea	”	89.6	89.6	89.6
”	SBJ Bank	Japan	March 31	100.0	100.0	100.0
”	Shinhan Bank Vietnam	Vietnam	December 31	100.0	100.0	100.0
Shinhan Investment Corp.	Shinhan Investment Corp. Europe Ltd.	UK	March 31	100.0	100.0	100.0
”	Shinhan Investment Corp. America Inc.	USA	December 31	100.0	100.0	100.0
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0	100.0
Shinhan Private Equity Investment management	Symphony Energy Co., Ltd.	Korea	”	77.6	77.6	77.6
”	HKC&T Co., Ltd.	”	”	—	100.0	100.0
Shinhan BNP Paribas AMC	Shinhan BNP Asset Mgt HK Ltd.	Hong Kong	”	—	—	100.0

(*)	Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

2.	Basis of preparation

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. (“IFRS”)

These are the Group’s first consolidated financial statements prepared in accordance with IFRS and IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) has been applied. The Group’s date of transition to IFRS is January 1, 2010, and the effect of the transition from Korean Generally Accepted Accounting Principles (“K-GAAP”) to IFRS on the Group’s reported financial position and financial performance is explained in note 50.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for cash-settled share-based payment arrangements are measured at fair value

•	liabilities for defined benefit plans are recognized as net of the total present value of defined benefit obligations less the fair value of plan assets and unrecognized past service costs

(c) Functional and presentation currency

These consolidated financial statements are presented in Korean won, which are the controlling company’s functional currency and the currency of the primary economic environment in which the Group operates.

(d) Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are evaluated on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future years affected.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in note 5.

(e) Approval of financial statements

These financial statements were approved by the Board of Directors on February 9, 2012.

3.	Significant accounting policies

The significant accounting policies applied by the Group in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening IFRS statement of financial position at January 1, 2010 for the purpose of the transition to IFRS, unless otherwise indicated.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(a) Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Group’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Group has reportable segments which consist of banking, credit card, securities, life insurance, others, as described in note 7.

(b) Basis of consolidation

i) Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of the other entity so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

ii) Special purpose entities

The Group has established a number of special purpose entities (SPEs) for trading and investment purposes. The Group does not have any direct or indirect shareholdings in these entities. An SPE is consolidated if, based on an evaluation of the substance of its relationship with the Group and the SPE’s risks and rewards, the Group concludes that it controls the SPE.

iii) Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

iv) Non-controlling interest

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interest balance below zero.

(c) Business combination

i) Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

•	Leases and insurance contracts are required to be classified on the basis of the contractual terms and other factors

•	Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized

•	Deferred tax assets or liabilities are recognized and measured in accordance with IAS 12 Income Taxes

•	Employee benefit arrangements are recognized and measured in accordance with IAS 19 Employee Benefits

•	Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset

•	Reacquired rights are measured in accordance with special provisions

•	Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in IFRS 2 Share-based Payment

•	Assets held for sale are measured at fair value less costs to sell in accordance with IFRS 5 Non-current Assets Held for Sale

As of the acquisition date, non-controlling interests in the acquiree are measured as the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets.

The consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer. However, any portion of the acquirer’s share-based payment awards exchanged for awards held by the acquiree’s employees that is included in consideration transferred in the business combination shall be measured in accordance with the method described above rather than at fair value.

Acquisition-related costs are costs the acquirer incurs to effect a business combination. professional or consulting fees; general administrative costs, including the costs of Those costs include finder’s fees; advisory, legal, accounting, valuation and other maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed in the periods in which the costs are incurred and the services are received. The costs to issue debt or equity securities are recognized in accordance with IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement.

ii) Goodwill

The Group measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus

•	the recognized amount of any non-controlling interests in the acquiree; plus

•	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less

•	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, bargain purchase gain is recognized immediately in profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

As part of its transition to IFRS, the Group elected to restate only those business combinations which occurred on or after January 1, 2010 in accordance with IFRS. In respect of acquisitions prior to January 1, 2010, goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous GAAP, K-GAAP.

(d) Associates and jointly controlled entities

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity or excess 15% if another entity was classified as subsidiary by the Banking act.

Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement, and require unanimous consent for strategic financial and operating decisions.

The investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

If an associate uses accounting policies different from those of the Company for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

(e) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and are used by the Group in management of its short-term commitments. Generally equity investments are excluded from cash and cash equivalents. However, redeemable preference shares, for which the period from the acquisition to redemption is short, are classified as cash and cash equivalents.

(f) Non-derivative financial assets

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

i) Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is held for trading or is designated at fair value through profit or loss. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise; or

•

the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives that would be required to be separated from the host contract.

ii) Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

iii) Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

iv) Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

v) Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi) Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(g) Derivative financial instruments including hedge accounting

Derivative financial instruments are classified as either trading or hedging if they qualify for hedge accounting. Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument.

i) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of comprehensive income.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

ii) Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria has been met: (a) the economic characteristics and risks of the host contract and the embedded derivatives are not clearly and closely related to a separate instrument with the same terms as the embedded

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

derivative that would meet the definition of a derivative, and (b) the hybrid (combined) instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

iii) Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

iv) Unobservable valuation differences at initial recognition

Any difference between the fair value of over the counter derivatives at initial recognition and the amount that would be determined at that date using a valuation technique in a situation in which the valuation is dependent on unobservable parameters is not recognized in profit or loss but is recognized on a straight-line basis over the life of the instrument or immediately when the fair value becomes observable.

(h) Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

i) Loans and receivables

The Group first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition).

If the interest rate of a loan or receivable is a floating rate, the discount rate used to evaluate impairment loss is the current effective interest rate defined in the loan agreement. The present value of estimated future cash flows of secured financial assets is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of the probability of realization of such collateral.

In assessing collective impairment, the Group rates and classifies financial assets, based on credit risk assessment or credit rating assessment process that takes into account asset type, industry, regional location, collateral type, delinquency and other relative factors.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

Future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical modeling of historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical modeling. In adjusting the future cash flow by historical modeling, the result has to be in line with changes and trends of observable data. Methodologies and assumptions used to estimate future cash flow are evaluated on a regular basis in order to reduce any discrepancy between impairment loss estimation and actual loss.

Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables. When a subsequent event causes the amount of impairment loss to decrease, and the decrease can be related objectively to an event occurring after the impairment was recognized, the decrease in impairment loss is reversed through profit or loss of the year.

ii) Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

iii) Held-to-maturity financial assets

An impairment loss in respect of held-to-maturity financial assets measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate and is recognized in profit or loss. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(i) Property and equipment

Property and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

In addition, in the preparation of the opening IFRS consolidated statement of financial position on the date of transition to IFRS, the Group measures land and buildings at fair value at the date of transition, which is deemed cost, in accordance with IFRS 1.

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced cost is derecognized. The cost of the day to day servicing of property and equipment are recognized in profit or loss as incurred.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

Property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease are depreciated over the shorter of the lease term and their useful lives.

The estimated useful lives for the current and comparative years are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years
Other properties	Straight-line	4~5 years

Depreciation methods, useful lives and residual value are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

(j) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Software, capitalized development cost	5 years
Other intangible assets	5 years or contract periods

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

i) Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

ii) Subsequent expenditures

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(k) Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(l) Leased assets

i) Classification of a lease

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the lessee assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

ii) Lessee

Under a finance lease, the lessee recognizes the leased asset and a liability for future lease payments. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Under an operating lease, the lessee recognizes the lease payments as expense over the lease term and does not recognize the leased asset in its statement of financial position.

iii) Lessor

Under a finance lease, the lessor recognizes a finance lease receivable. Over the lease term the lessor accrues interest income on the net investment. The receipts under the lease are allocated between reducing the net investment and recognizing finance income, so as to produce a constant rate of return on the net investment.

Under an operating lease, the lessor recognizes the lease payments as income over the lease term and the leased asset in its statement of financial position.

(m) Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with IAS 36 Impairment of Assets.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(n) Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(o) Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

i) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

The criteria for designation of financial liabilities at FVTPL upon initial recognition are the same as those of financial assets at FVTPL.

ii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(p) Foreign currency

i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on translation are recognized in profit or loss, except for differences arising on the translation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation (see iii) below), or in a qualifying cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

ii) Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the translation reserve.

iii) Hedge of net investment in foreign operations

The Group applies hedge accounting to foreign currency differences arising between the functional currency of the foreign operations and the parent entity’s functional currency (Korean won), regardless of whether the net investment is held directly or through an intermediate parent.

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective, and are presented within equity in the translation reserve. To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the translation reserve is transferred to profit or loss as part of the profit or loss on disposal.

(q) Equity

i) Capital stock

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the Group’s option, and any dividends are discretionary. Dividends thereon are recognized as distributions within equity upon approval by the Group’s shareholders.

Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognized as interest expense in profit or loss as accrued.

ii) Other equity instrument

The Group classifies any financial instrument issued, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. A hybrid bond where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation is classified as an equity instrument and presented in equity.

iii) Capital adjustments

Changes in ownership interests in a subsidiary that do not result in a loss of control, such as the subsequent purchase or sale by a parent of a subsidiary’s equity instruments, are accounted for as equity transactions in capital adjustments.

(r) Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. The present value is determined by discounting the expected future cash flows using the interest rate of corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

iii) Retirement benefits: defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

iv) Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from actuarial assumption changes and experiential adjustments in other comprehensive income when incurred.

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Past service costs which are the change in the present value of the defined benefits obligation for employee service in prior periods, resulting in the current period from the introduction of, or change to post-employment benefits, are recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately following the introduction of, or changes to, a defined benefit plan, the Group recognizes the past service cost immediately.

v) Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

(s) Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

Share-based payment arrangements in which the Group receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(t) Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision shall be used only for expenditures for which the provision was originally recognized.

(u) Financial guarantee contract

A financial guarantee contract is a contract that requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value and are amortized over the life of the contract. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with IAS 18 Revenue

(v) Insurance contracts

i) Reserves for insurance contracts

The Group accounts for insurance contracts based on the Insurance Business Law and other related Insurance Supervisory Regulation. These insurance contracts are calculated based on insurance terms, premium and policy reserves approved by the Financial Supervisory Commission, as follows:

Premium reserve

Provision is made for premium payable based on assumptions that all policies are surrendered immediately after fiscal year.

Guarantee reserve

At the end of reporting period, the Group is required to make reserve on the outstanding insurance contracts to guarantee a certain level of claims for the amount equals to the average amount of net losses of the worst 30% cases forecasted by scenarios or the standard reserve amount by insurance type and the lowest insured amount, whichever is greater.

Unearned premium reserve

Unearned premium reserve refers to premium for subsequent years but collected before the reporting date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

Reserve for outstanding claims

Reserve for outstanding claims is an estimate of losses for insured events that have occurred prior to the reporting date but the corresponding actual claims have not yet been settled or determined.

Reserve for participating policyholders’ dividends

Reserve for participating policyholder’s dividends are recorded to account for the difference in actual investment yields, mortality rates or morbidity rates and operating expense rates from the initial rates in each policy payable to participating policyholders. In addition, it includes a reserve for long-term maintenance dividends to discourage cancellations.

ii) Policyholders’ equity adjustment

At year end, unrealized holding gains and losses on available-for-sale securities are allocated to policyholders’ equity adjustment by the ratio of the average policy reserve of the participating and non-participating contracts or the ratio of the investment source at the new acquisition year based on the date of acquisition.

iii) Liability adequacy test (the “LAT”)

Liability adequacy tests are performed by the Group in order to ensure the adequacy of the contract liabilities, net of related deferred acquisition costs and deferred policyholders’ participation liability or asset

iv) Reinsurance contracts

Transactions relating to reinsurance assumed and ceded are accounted for in the consolidated statements of financial position and comprehensive income in a similar way to direct business transactions provided that these contracts meet the insurance contracts classification requirements and in agreement with contractual clauses.

v) Deferred acquisition costs (the “DAC”)

Policy acquisition costs, which include commissions, certain underwriting and agency expenses associated with acquiring insurance policies, are deferred and amortized using the straight-line method over the contract year, up to seven years. Actual acquisition costs incurred in excess of estimated acquisition costs are expensed.

(w) Financial income and expense

i) Interest

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability (or, where appropriate, a shorter year) to the carrying amount of the financial asset or liability. When calculating the effective interest rate, the Group estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.
The calculation of the effective interest rate includes all fees and points paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issue of a financial asset or liability.

Once an impairment loss has been recognized on a loan, although the accrual of interest in accordance with the contractual terms of the instrument is discontinued, interest income is recognized on the rate of interest that was used to discount future cash flow for the purpose of measuring the impairment loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

ii) Fees and commission

Fees and commission income and expense that are integral to the effective interest rate on a financial asset or liability are included in the measurement of the effective interest rate.

Fees and commission income, including account servicing fees, investment management fees, sales commission, placement fees and syndication fees, are recognized as the related services are performed. When a loan commitment is not expected to result in the draw-down of a loan, the related loan commitment fees are recognized on a straight-line basis over the commitment period.

Fees and commission expense relate mainly to transaction and service fees, which are expensed as the services are received.

iii) Dividends

Dividend income is recognized when the right to receive income is established.

(x) Customer loyalty program

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between award credits (“points”) and other components of the fee and commission income. The Group provides awards, in the form of price discounts and by offering a variety of gifts. The amount allocated to the points is estimated by reference to the fair value of the monetary and non-monetary benefits for which they could be redeemed, since the fair value of the points themselves is not directly observable. The fair value of the benefits is estimated taking into account the expected redemption rate and the timing of such expected redemptions. Such amount is deferred and recognized as accrued income and revenue is recognized only when the points are redeemed and the Group has fulfilled its obligations to provide the benefits. The amount of revenue recognized in those circumstances is based on the number of points that have been redeemed in exchange for benefits, relative to the total number of points that are expected to be redeemed.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from customer loyalty programmes are lower than the unavoidable cost of meeting its obligations under the programmes.

(y) Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

ii) Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The Group files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the combined profits or losses of the Controlling Company and its wholly owned domestic subsidiaries. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

(z) Accounting for trust accounts

The Group accounts for trust accounts separately from its group accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the consolidated financial statements except Guaranteed Fixed Rate Money Trusts controlled by the Group, based on an evaluation of the substance of its relationship with the Group and the SPE’s risks and rewards. Funds transferred between Group account and trust accounts are recognized as borrowings from trust accounts in other liabilities with fees for managing the accounts recognized as non-interest income by the Group.

(aa) Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(ab) New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Group for annual periods beginning after January 1, 2011, and the Group has not early adopted them.

i) Amendments to IFRS 7 Financial Instruments: Disclosures

The amendments require disclosing the nature of the transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are not derecognized in their entirety. If the Group derecognizes transferred financial assets but still has their specific risks and rewards, the amendments require additional disclosures on their effect of risks. The amendments will be applied prospectively for the Group’s annual periods beginning on or after July 1, 2011. Management believes the impacts of the amendments on the Group’s consolidated financial statements will not be significant.

ii) Amendments to IAS 12 Income Taxes

Deferred tax assets or deferred tax liabilities on investment properties measured at fair value, unless any contrary evidence exists, will be measured by reflecting the tax effect from selling the investment properties. The amendments will be prospectively applied for the Group’s annual periods beginning on or after January 1, 2012. Management believes the impacts of the amendments on the Group’s consolidated financial statements will not be significant.

iii) Amendments to IAS 19 Employee Benefits

The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation. The standard will be applied retrospectively for the Group’s annual periods beginning on or after January 1, 2013. Management believes the impacts of the amendments on the Group’s consolidated financial statements will be significant.

iv) IFRS 13 Fair Value Measurement

The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements. The standard will be applied prospectively for the Group’s annual periods beginning on or after January 1, 2013. Management believes the impacts of the amendments on the Group’s consolidated financial statements will not be significant.

4.	Financial risk management

(a) Overview

As a financial services provider, the Group is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the controlling company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

i) Risk management principles

The Group risk management is guided by the following core principles:

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

ii) Risk management organization

The Group risk management system is organized along the following hierarchy: from the top and at the controlling company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary. The Group Risk Management Committee, which is under the supervision of the controlling company’s board of directors, sets the basic groupwide risk management policies and strategies. The controlling company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the controlling company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries. Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the groupwide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the groupwide guidelines. The Group also has the Group Risk Management Team, which supports the controlling company’s Chief Risk Officer in his or her risk management and supervisory role.

In order to maintain the groupwide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more detail by type of risk and type of product for each department and division within such subsidiary.

The Group Risk Management Committee consists of directors of the controlling company. The Group Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed. Specifically, the Group Risk Management Committee does the following: (i) establish the overall risk management policies consistent with management strategies, (ii) set reasonable risk limits for the entire group and each of subsidiaries, (iii) approve appropriate investment limits or allowed loss limits, (iv) enact and amends risk management regulations, and (v) decide other risk management-related issues the Board of directors or the Group Risk Management Committee sees fit to discuss. The results of the Group Risk Management Committee meetings are reported to the Board of Directors of the controlling company. The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

The Group Risk Management Council is comprised of the controlling company’s chief risk officer, head of risk management team, and risk officers from each subsidiary. The Group Risk Management Council holds

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

meetings for risk management executives from each subsidiary to discuss the Group’s groupwide risk management guidelines and strategy in order to maintain consistency in the groupwide risk policies and strategies

iii) Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•

Risk capital management — Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflect such risk planning in the Group’s business and financial planning. The Group also have adopted and maintain a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•

Risk monitoring — The Group are currently installing a multidimensional risk monitoring system under which the Group will, on a periodic basis, proactively and preemptively review risks that may impact the Group’s overall operations. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the groupwide risk management, and the controlling company reports to the Group’s chief risk officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and continual basis. In addition, the Group perform preemptive risk management through a “risk dashboard system” under which the Group closely monitor any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulate and implement actions in response to these warning signals.

•

Risk review — Prior to entering any new business, offering any new products or changing any major policies, the Group review any relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, promote reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•

Risk management — The Group maintain a groupwide risk management system to detect the early warnings signals of any crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs a crisis detection and response system which is applied consistently groupwide, and upon the happening of any contingency at a subsidiary level, the Group directly take charge of the situation so that the Group manage it on a concerted groupwide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(b) Credit risk

i) Credit risk management

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivatives transactions.

Credit Risk Management of Shinhan Bank

Major policies for Shinhan Bank’s credit risk management, including Shinhan Bank’s overall credit risk management plan and credit policy guidelines, are determined by the Credit Policy Committee of Shinhan Bank, the executive decision-making body for management of credit risk. The Credit Policy Committee is headed by the Chief Risk Officer, and also comprises of the Chief Credit Officer, the heads of each business unit and the head of the Credit Risk Team. In order to separate the loan approval functions from credit policy decision-making, Shinhan Bank has a Credit Review Committee that performs credit review evaluations, which focus on improving the asset quality and profitability from the loans being made, and operates separately from the Credit Policy Committee.

Shinhan Bank complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations. Its credit risk management procedures include:

•	credit evaluation and approval;

•	credit review and monitoring; and

•	credit risk assessment and control.

Each of Shinhan Bank’s borrowers is assigned a credit rating, which is based on a comprehensive internal credit evaluation system that considers a variety of criteria. For retail borrowers, the credit rating takes into account the borrower’s biographic details, past dealings with Shinhan Bank and external credit rating information, among others. For corporate borrowers, the credit rating takes into account financial indicators as well as non-financial indicators such as industry risk, operational risk and management risk, among others. The credit rating, once assigned, serves as the fundamental instrument in Shinhan Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing and computation of allowance for loan losses. Shinhan Bank has separate credit evaluation systems for retail customers, SOHO customers and corporate customers, which are further segmented and refined to meet Basel II requirements.

Loans are generally approved after evaluations and approvals by the relationship manager at the branch level as well as the committee of the applicable business unit at Shinhan Bank. The approval limit for retail loans is made based on Shinhan Bank’s automated credit scoring system. In the case of large corporate loans, approval limits are also reviewed and approved by a Credit Officer at the headquarter level. Depending on the size and the importance of the loan, the approval process is further reviewed by the Credit Officer Committee or the Master Credit Officer Committee. If the loan is considered significant or the amount exceeds the discretion limit of the Master Credit Officer Committee, further evaluation is made by the Credit Review Committee, which is Shinhan Bank’s highest decision-making body in relation to credit approval.

Pursuant to the foregoing credit review and monitoring procedures and in order to promptly prevent deterioration of loan qualities, Shinhan Bank classifies potentially problematic borrowers into (i) borrowers that show early warning signals, (ii) borrowers that require close monitoring and (iii) normal borrowers, and treats them differentially accordingly.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

In order to maintain portfolio-level credit risk at an appropriate level, Shinhan Bank manages its loans using value-at-risk (“VaR”) limits for the entire bank as well as for each of its business units. In order to prevent concentration of risk in a particular borrower or borrower class, Shinhan Bank also manages credit risk by borrower, industry, country and other detailed categories.

Credit Risk Management of Shinhan Card

Major policies for Shinhan Card’s credit risk management are determined by Shinhan Card’s Risk Management Council and Shinhan Card’s Risk Management Committee is responsible for approving them. Shinhan Card’s Risk Management Council is headed by the Chief Risk Officer, and also comprises of the heads of each business unit, supporting unit and relevant department at Shinhan Card. In order to separate credit policy decision-making from credit evaluation functions, Shinhan Card also has a Risk Management Committee, which evaluates applications for corporate loans exceeding a certain amount and other loans deemed important. Shinhan Card uses an automated credit scoring system to approve credit card applications or credit card authorizations. The credit scoring system is divided into two sub-systems: the application scoring system and the behavior scoring system. The behavior scoring system is based largely on the credit history, and the application scoring system is based largely on personal information of the applicant. For credit card applicants with whom the Group has an existing relationship, Shinhan Card’s credit scoring system considers internally gathered information such as repayment ability, total assets, the length of the existing relationship and the applicant’s contribution to profitability. The credit scoring system also automatically conducts credit checks on all credit card applicants.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

ii) Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of January 1, 2010 and December 31, 2010 and 2011 was as follows:

	January 1, 2010		December 31, 2010	December 31, 2011
Due from banks and loans(*1)(*6)	(Won)	182,450,223	190,627,077	205,171,862
Banks		7,072,354	7,765,635	10,213,726
Retail		69,320,001	71,868,011	77,111,426
Mortgage lending		33,675,398	35,785,813	40,638,218
Other		35,644,603	36,082,198	36,473,208
Government		8,201,101	6,405,297	9,199,551
Corporate		83,249,650	87,674,151	91,490,418
Large company		27,100,074	32,242,274	33,711,216
Small business		45,292,321	45,673,714	48,607,634
Special finance		10,157,263	9,159,916	8,342,974
Other		699,992	598,247	828,594
Card receivable		14,607,117	16,913,983	17,156,741
Trading assets		6,990,689	8,490,200	9,966,220
Debt securities		6,734,445	8,336,743	9,624,786
Gold deposits		256,244	153,457	341,434
Financial assets designated at FVTPL(*3)		620,113	794,096	748,356
Debt and other securities		620,113	794,096	748,356
AFS financial assets(*4)		21,627,845	22,247,767	29,110,542
Debt securities		21,627,845	22,247,767	29,110,542
HTM financial assets(*5)		12,795,490	12,528,902	11,894,664
Debt securities		12,795,490	12,528,902	11,894,664
Derivative assets		4,986,565	4,106,196	2,395,270
Other financial assets(*1),(*2)		7,032,114	6,766,664	7,520,769
Financial guarantee contracts		4,734,969	3,526,654	2,766,331
Loan commitments and other liabilities for credit		59,333,217	63,487,552	67,130,382

	(Won)	300,571,225	312,575,108	336,704,396

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are recorded as net of allowances.

(*2)	Comprise of account receivables, accrued income, guarantee deposits, domestic exchange settlement debit and suspense payments, etc.

(*3)	FVTPL : fair value through profit or loss

(*4)	AFS : available-for-sale

(*5)	HTM : held-to-maturity

(*6)	Due from banks and loans were classified as similar credit risk group in calculating equity capital ratio under New Basel Capital Accord (Basel II).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

iii) Due from banks and loans by past due or impairment

Due from banks and loans as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010
	Banks		Retail	Government	Corporate	Card	Total
Neither past due nor impaired	(Won)	7,084,002	69,005,150	8,200,526	82,514,625	14,296,570	181,100,873
Past due but not impaired		—	376,778	845	633,773	417,546	1,428,942
Impaired		—	259,281	466	2,147,136	636,218	3,043,101

		7,084,002	69,641,209	8,201,837	85,295,534	15,350,334	185,572,916
Less : allowance		(11,648)	(321,208)	(736)	(2,045,884)	(743,217)	(3,122,693)

	(Won)	7,072,354	69,320,001	8,201,101	83,249,650	14,607,117	182,450,223

	December 31, 2010
	Banks		Retail	Government	Corporate	Card	Total
Neither past due nor impaired	(Won)	7,809,214	71,523,929	6,401,198	86,944,559	16,683,922	189,362,822
Past due but not impaired		—	417,590	35	516,369	439,752	1,373,746
Impaired		—	204,680	4,985	2,086,052	461,056	2,756,773

		7,809,214	72,146,199	6,406,218	89,546,980	17,584,730	193,493,341
Less : allowance		(43,579)	(278,188)	(921)	(1,872,829)	(670,747)	(2,866,264)

	(Won)	7,765,635	71,868,011	6,405,297	87,674,151	16,913,983	190,627,077

	December 31, 2011
	Banks		Retail	Government	Corporate	Card	Total
Neither past due nor impaired	(Won)	10,255,903	76,603,830	9,201,687	91,023,364	16,779,871	203,864,655
Past due but not impaired		—	520,407	—	332,535	606,942	1,459,884
Impaired		—	288,064	—	1,723,100	445,448	2,456,612

		10,255,903	77,412,301	9,201,687	93,078,999	17,832,261	207,781,151
Less : allowance		(42,177)	(300,875)	(2,136)	(1,588,581)	(675,520)	(2,609,289)

	(Won)	10,213,726	77,111,426	9,199,551	91,490,418	17,156,741	205,171,862

Credit quality of due from banks and loans, net of allowance, that are neither past due nor impaired as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010
	Banks		Retail	Government	Corporate	Card	Total
Grade 1(*1)	(Won)	7,058,382	66,201,569	8,190,925	43,191,372	12,845,198	137,487,446
Grade 2(*1)		25,620	2,803,581	9,601	39,323,253	1,451,372	43,613,427
		7,084,002	69,005,150	8,200,526	82,514,625	14,296,570	181,100,873
Less : allowance		(11,648)	(153,295)	(365)	(912,612)	(324,778)	(1,402,698)

	(Won)	7,072,354	68,851,855	8,200,161	81,602,013	13,971,792	179,698,175

Mitigation of credit risk due to collateral(*2)	(Won)	7,987	45,732,117	—	37,459,865	7,077	83,207,046

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

	December 31, 2010
	Banks		Retail	Government	Corporate	Card	Total
Grade 1(*1)	(Won)	7,789,462	68,750,852	6,393,827	49,210,073	15,095,346	147,239,560
Grade 2(*1)		19,752	2,773,077	7,371	37,734,486	1,588,576	42,123,262

		7,809,214	71,523,929	6,401,198	86,944,559	16,683,922	189,362,822
Less : allowance		(43,579)	(151,237)	(465)	(876,782)	(342,690)	(1,414,753)

	(Won)	7,765,635	71,372,692	6,400,733	86,067,777	16,341,232	187,948,069

Mitigation of credit risk due to collateral(*2)	(Won)	83,289	47,499,617	330	37,881,820	6,539	85,471,595

	December 31, 2011
	Banks		Retail	Government	Corporate	Card	Total
Grade 1(*1)	(Won)	10,198,810	73,908,262	9,201,687	53,299,436	14,916,233	161,524,428
Grade 2(*1)		57,093	2,695,568	—	37,723,928	1,863,638	42,340,227

		10,255,903	76,603,830	9,201,687	91,023,364	16,779,871	203,864,655
Less : allowance		(42,177)	(139,618)	(2,136)	(922,728)	(329,064)	(1,435,723)

	(Won)	10,213,726	76,464,212	9,199,551	90,100,636	16,450,807	202,428,932

Mitigation of credit risk due to collateral(*2)	(Won)	5,610	52,895,049	58	41,212,129	5,990	94,118,836

(*1)	Credit quality of due from banks and loans was classified based on the internal credit rating. Banks and government were classified as Grade 1 regardless of credit rating.

(*2)

The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

Aging analyses of due from banks and loans, net of allowance, that are past due but not impaired as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010
	Banks		Retail	Government	Corporate	Card	Total
Less than 30 days	(Won)	—	312,431	732	495,116	357,332	1,165,611
31~60 days		—	36,184	113	75,606	41,432	153,335
61~90 days		—	25,309	—	28,076	18,782	72,167
More than 90 days		—	2,854	—	34,975	—	37,829

		—	376,778	845	633,773	417,546	1,428,942
Less : allowance		—	(14,043)	(4)	(29,380)	(50,887)	(94,314)

	(Won)	—	362,735	841	604,393	366,659	1,334,628

Mitigation of credit risk due to collateral(*)	(Won)	—	207,895	—	264,556	238	472,689

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

	December 31, 2010
	Banks		Retail	Government	Corporate	Card	Total
Less than 30 days	(Won)	—	302,622	35	334,891	358,937	996,485
31~60 days		—	42,353	—	95,978	52,801	191,132
61~90 days		—	69,641	—	50,980	28,014	148,635
More than 90 days		—	2,974	—	34,520	—	37,494

		—	417,590	35	516,369	439,752	1,373,746
Less : allowance		—	(15,144)	—	(33,576)	(60,721)	(109,441)

	(Won)	—	402,446	35	482,793	379,031	1,264,305

Mitigation of credit risk due to collateral(*)	(Won)	—	213,154	—	182,537	17	395,708

	December 31, 2011
	Banks		Retail	Government	Corporate	Card	Total
Less than 30 days	(Won)	—	416,178	—	193,612	499,261	1,109,051
31~60 days		—	53,033	—	103,461	66,687	223,181
61~90 days		—	50,162	—	20,413	40,994	111,569
More than 90 days		—	1,034	—	15,049	—	16,083

		—	520,407	—	332,535	606,942	1,459,884
Less : allowance		—	(20,027)	—	(17,427)	(87,251)	(124,705)

	(Won)	—	500,380	—	315,108	519,691	1,335,179

Mitigation of credit risk due to collateral(*)	(Won)	—	327,509	—	134,002	78	461,589

(*)

The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

Mitigation of credit risk due to the collateral of impaired due from banks and loans, net of allowance, as of January 1, 2010 and December 31, 2010 and 2011 was as follows:

	January 1, 2010
	Banks		Retail	Government	Corporate	Card	Total
Impaired loans	(Won)	—	259,281	466	2,147,136	636,218	3,043,101
Less : allowance		—	(153,870)	(367)	(1,103,892)	(367,552)	(1,625,681)

	(Won)	—	105,411	99	1,043,244	268,666	1,417,420

Mitigation of credit risk due to collateral(*)	(Won)	—	69,197	—	549,331	126	618,654

	December 31, 2010
	Banks		Retail	Government	Corporate	Card	Total
Impaired loans	(Won)	—	204,680	4,985	2,086,052	461,056	2,756,773
Less : allowance		—	(111,807)	(456)	(962,471)	(267,336)	(1,342,070)

	(Won)	—	92,873	4,529	1,123,581	193,720	1,414,703

Mitigation of credit risk due to collateral(*)	(Won)	—	60,758	—	847,784	9	908,551

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

	December 31, 2011
	Banks		Retail	Government	Corporate	Card	Total
Impaired loans	(Won)	—	288,064	—	1,723,100	445,448	2,456,612
Less : allowance		—	(141,230)	—	(648,426)	(259,205)	(1,048,861)

	(Won)	—	146,834	—	1,074,674	186,243	1,407,751

Mitigation of credit risk due to collateral(*)	(Won)	—	90,760	—	638,660	12	729,432

(*)

The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

iv) Credit rating

Credit rating of debt securities as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010
	Trading assets		Financial assets designated at fair value through profit or loss	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	(Won)	3,086,113	111,842	18,450,781	12,307,415	33,956,151
AA- to AA+		1,779,665	84,846	419,167	228,345	2,512,023
A- to A+		1,308,660	239,410	929,159	100,376	2,577,605
Lower than A-		207,002	71,431	844,138	49,377	1,171,948
Unrated		353,005	112,584	984,600	109,977	1,560,166

	(Won)	6,734,445	620,113	21,627,845	12,795,490	41,777,893

	December 31, 2010
	Trading assets		Financial assets designated at fair value through profit or loss	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	(Won)	2,450,261	189,485	13,050,959	9,303,161	24,993,866
AA- to AA+		3,525,921	131,109	5,360,211	2,545,576	11,562,817
A- to A+		1,512,844	262,299	1,909,649	483,219	4,168,011
Lower than A-		358,051	159,987	882,424	44,238	1,444,700
Unrated		489,666	51,216	1,044,524	152,708	1,738,114

	(Won)	8,336,743	794,096	22,247,767	12,528,902	43,907,508

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

	December 31, 2011
	Trading assets		Financial assets designated at fair value through profit or loss	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	(Won)	2,384,749	158,076	17,199,474	9,031,172	28,773,471
AA- to AA+		3,152,592	127,319	6,751,848	2,062,005	12,093,764
A- to A+		2,987,225	268,079	2,913,116	463,494	6,631,914
Lower than A-		695,356	174,572	1,199,560	40,119	2,109,607
Unrated		404,864	20,310	1,046,544	297,874	1,769,592

	(Won)	9,624,786	748,356	29,110,542	11,894,664	51,378,348

The credit qualities of securities (debt securities) according to the credit ratings by external rating agencies are as follows:

	KIS(*1)	KR(*2)	S&P	Fitch	Moody’s
AAA	—	—	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
Lower than A-	Lower than AA-	Lower than AA-	Lower than A-	Lower than A-	Lower than A3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1)	KIS : Korea Investors Service

(*2)	KR : Korea Ratings

Credit status of debt securities as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010		December 31, 2010	December 31, 2011
Neither past due nor impaired	(Won)	41,747,657	43,871,259	51,348,868
Impaired		30,236	36,249	29,480

	(Won)	41,777,893	43,907,508	51,378,348

Assets acquired through foreclosures amounting to (Won)14,876 million were classified as assets held for sale as of December 31, 2011. There were no foreclosed assets as of January 1, 2010 and December 31, 2010

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

v) Concentration by geographic location

An analysis of concentration by geographic location for due from financial instrument, net of allowance, as of January 1, 2010 and December 31, 2010 and 2011 is as follows:

		January 1, 2010
		Korea		USA	Japan	Vietnam	China	Other	Total
Due from banks and loans	Banks	(Won)	5,360,641	547,173	34,968	21,556	383,416	724,600	7,072,354
	Retail		69,060,565	137,545	14,198	740	4,999	101,954	69,320,001
	Government		7,772,245	85,647	242,284	5,412	9,728	85,785	8,201,101
	Corporate		78,478,904	1,307,317	476,997	155,523	696,896	2,134,013	83,249,650
	Card		14,603,604	1,432	894	2	253	932	14,607,117

			175,275,959	2,079,114	769,341	183,233	1,095,292	3,047,284	182,450,223

Trading assets			6,734,445	—	—	—	—	256,244	6,990,689
Financial assets designated at FVTPL(*1)			523,136	—	—	—	—	96,977	620,113
AFS financial assets(*2)			20,992,328	226,752	59,684	—	—	349,081	21,627,845
HTM financial assets(*3)			12,668,072	4,933	75,736	—	—	46,749	12,795,490

		(Won)	216,193,940	2,310,799	904,761	183,233	1,095,292	3,796,335	224,484,360

		December 31, 2010
		Korea		USA	Japan	Vietnam	China	Other	Total
Due from banks and loans	Banks	(Won)	6,538,363	158,427	42,471	120,624	458,674	447,076	7,765,635
	Retail		71,381,781	215,401	15,916	850	124,224	129,839	71,868,011
	Government		6,306,997	—	62,618	5,024	—	30,658	6,405,297
	Corporate		82,260,782	1,244,361	783,623	169,298	1,040,814	2,175,273	87,674,151
	Card		16,905,088	4,327	1,339	13	873	2,343	16,913,983

			183,393,011	1,622,516	905,967	295,809	1,624,585	2,785,189	190,627,077

Trading assets			8,336,743	—	—	—	—	153,457	8,490,200
Financial assets designated at FVTPL(*1)			763,113	—	—	—	—	30,983	794,096
AFS financial assets(*2)			21,801,641	215,685	28,406	—	—	202,035	22,247,767
HTM financial assets(*3)			12,248,733	3,054	240,225	—	—	36,890	12,528,902

		(Won)	226,543,241	1,841,255	1,174,598	295,809	1,624,585	3,208,554	234,688,042

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

		December 31, 2011
		Korea		USA	Japan	Vietnam	China	Other	Total
Due from banks and loans	Banks	(Won)	7,307,389	283,602	55,841	264,492	1,124,431	1,177,971	10,213,726
	Retail		76,655,578	258,329	23,991	4,011	8,549	160,968	77,111,426
	Government		8,904,636	176,171	42,452	28,843	3,460	43,989	9,199,551
	Corporate		85,613,216	1,212,055	1,213,332	369,601	965,277	2,116,937	91,490,418
	Card		17,145,287	5,002	1,669	20	1,385	3,378	17,156,741

			195,626,106	1,935,159	1,337,285	666,967	2,103,102	3,503,243	205,171,862

Trading assets			9,624,786	—	—	—	—	341,434	9,966,220
Financial assets designated at FVTPL(*1)			748,356	—	—	—	—	—	748,356
AFS financial assets(*2)			28,626,932	292,717	—	—	—	190,893	29,110,542
HTM financial assets(*3)			11,758,431	1,922	37,172	7,412	—	89,727	11,894,664

		(Won)	246,384,611	2,229,798	1,374,457	674,379	2,103,102	4,125,297	256,891,644

(*1)	FVTPL: fair value through profit or loss

(*2)	AFS: available-for-sale

(*3)	HTM: held-to-maturity

vi) Concentration by industry sector

An analysis of concentration by industry sector of due from banks and loans, net of allowance, as of January 1, 2010 and December 31, 2010 and 2011 is as follows:

		January 1, 2010
		Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans	Banks	(Won)	4,882,332	19,996	9,998	1,425,500	734,528	—	7,072,354
	Retail		—	—	—	—	—	69,320,001	69,320,001
	Government		7,306,839	125	6,235	3,622	884,280	—	8,201,101
	Corporate		4,757,929	27,590,184	9,655,710	14,937,055	26,308,772	—	83,249,650
	Card		55,869	115,197	76,375	21,696	677,713	13,660,267	14,607,117

			17,002,969	27,725,502	9,748,318	16,387,873	28,605,293	82,980,268	182,450,223

Trading assets			4,658,799	240,088	44,762	173,806	1,873,234	—	6,990,689
Financial assets designated at FVTPL(*1)			325,280	20,547	—	34,603	239,683	—	620,113
AFS financial assets(*2)			12,179,507	608,707	145,942	577,953	8,109,175	6,561	21,627,845
HTM financial assets(*3)			5,183,749	19,978	—	434,490	7,157,273	—	12,795,490

		(Won)	39,350,304	28,614,822	9,939,022	17,608,725	45,984,658	82,986,829	224,484,360

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

		December 31, 2010
		Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans	Banks	(Won)	5,771,275	19,996	—	1,015,665	958,699	—	7,765,635
	Retail		—	—	—	—	—	71,868,011	71,868,011
	Government		6,094,699	—	—	2,491	308,107	—	6,405,297
	Corporate		4,420,650	30,767,607	10,702,127	14,812,743	26,971,024	—	87,674,151
	Card		48,265	129,699	110,052	24,189	711,225	15,890,553	16,913,983

			16,334,889	30,917,302	10,812,179	15,855,088	28,949,055	87,758,564	190,627,077

Trading assets			5,426,392	401,815	113,976	840,446	1,707,571	—	8,490,200
Financial assets designated at FVTPL(*1)			544,990	20,412	—	128,241	100,453	—	794,096
AFS financial assets(*2)			11,307,148	750,368	152,624	1,147,276	8,890,351	—	22,247,767
HTM financial assets(*3)			3,946,670	19,988	—	532,941	8,029,303	—	12,528,902

		(Won)	37,560,089	32,109,885	11,078,779	18,503,992	47,676,733	87,758,564	234,688,042

		December 31, 2011
		Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans	Banks	(Won)	8,688,817	—	—	505,686	1,019,223	—	10,213,726
	Retail		—	—	—	—	—	77,111,426	77,111,426
	Government		8,820,239	—	—	—	379,312	—	9,199,551
	Corporate		3,606,014	32,838,172	11,398,011	15,582,663	28,065,558	—	91,490,418
	Card		68,350	132,549	148,799	23,504	747,226	16,036,313	17,156,741

			21,183,420	32,970,721	11,546,810	16,111,853	30,211,319	93,147,739	205,171,862

Trading assets			6,042,069	799,297	302,896	1,142,451	1,679,507	—	9,966,220
Financial assets designated at FVTPL(*1)			532,833	—	—	127,214	88,309	—	748,356
AFS financial assets(*2)			18,106,456	1,059,028	194,409	1,173,502	8,571,342	5,805	29,110,542
HTM financial assets(*3)			3,845,680	19,998	—	592,479	7,436,507	—	11,894,664

		(Won)	49,710,458	34,849,044	12,044,115	19,147,499	47,986,984	93,153,544	256,891,644

(*1)	FVTPL: fair value through profit or loss

(*2)	AFS: available-for-sale

(*3)	HTM: held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

(c) Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Interest rate risk from non- trading positions is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Group and affects the earnings and the economic value of net assets of the Group.

Foreign exchange risk arises because of the Group’s assets and liabilities which are denominated in currencies other than the Won.

The Group’s market risks arise primarily from Shinhan Bank, and to a lesser extent, Shinhan Investment, which incurs market risk relating to its trading activities.

Shinhan Bank’s Asset & Liability Management Committee, or the ALM Committee, acts as the executive decision making body in relation to market risks in terms of setting the risk management policies and risk limits in relation to market risks and assets and controlling market risks arising from trading and non-trading activities. In addition, Shinhan Bank’s Risk Management Department comprehensively manages market risks on an independent basis from Shinhan Bank’s operating departments, and functions as the middle office of Shinhan Bank.

Shinhan Investment’s Risk Management Working Committee is the executive decision-making body for managing market risks related to Shinhan Investment, and determines, among other things, Shinhan Investment’s overall market risk management policies and strategies, and assesses and approves trading activities and limits. In addition, Shinhan Investment’s Risk Management Department manages various market risk limits and monitors operating conditions on an independent basis from Shinhan Investment’s operating departments.

i) Market risk management from trading positions

Trading activities are to realize short-term trading profits in debt and stock markets and foreign exchange markets based on short-term forecast of changes in market situation and profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions. The Group manages market risk related to its trading positions using VaR, market value-based tool.

Shinhan Bank currently uses the ten-day 99% confidence level-based VaR for purposes of calculating the regulatory capital used in reporting to the Financial Supervisory Service and uses the more conservative ten-day 99.9% confidence level-based VaR for purposes of calculating its “economic” capital used for internal management purposes, which is a concept used in determining the amount of Shinhan Bank’s requisite capital in light of the market risk. In addition, Shinhan Bank also uses the one-day 99% confidence level-based VaR on a supplemental basis for purposes of setting and managing risk limits specific to each desk or team in its operating units as well as for back-testing purposes. Shinhan Bank manages VaR measurements and limits on a daily basis based on an automatic interfacing of its trading positions into its market risk measurement system. In addition, Shinhan Bank establishes pre-set loss, sensitivity, investment and stress limits for its trading departments and desks and monitors such limits daily.

Shinhan Investment primarily uses the one-day 99% confidence level-based VaR for managing market risk as this is the norm in the securities industry in Korea. However, since its VaR computation is based on parametric normal distribution, Shinhan Investment also calculates the ten-day 99% VaR by multiplying the one-day 99% VaR by the square root of ten and uses such VaR on a supplemental basis for internal management purposes. Shinhan Investment is currently using a variance-covariance methodology called “delta-gamma method” for its overall VaR calculation.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

In order to streamline such differences and use a consistent VaR among operating subsidiaries, the Group currently plans to adopt starting in 2012 a unified group-wide market risk measurement methodology, which will use the ten-day 99.9% confidence level for calculating the VaR.

An analysis of the Group’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2010 and 2011, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, was as follows:

	2010
	Average		Maximum	Minimum	At December 31
Interest rate	(Won)	183,467	238,752	149,042	149,042
Equities		55,725	83,637	27,193	75,952
Foreign exchange		67,608	101,667	16,867	101,667
Option volatility		8,260	12,142	6,240	7,974

	(Won)	315,060	436,198	199,342	334,635

	2011
	Average		Maximum	Minimum	At December 31
Interest rate	(Won)	186,606	197,935	177,707	187,740
Equities		68,308	115,713	34,035	45,738
Foreign exchange		100,125	125,526	81,265	110,259
Option volatility		9,837	11,480	7,406	7,406

	(Won)	364,876	450,654	300,413	351,143

Insurance company, Shinhan life insurance, was excluded when the Group estimated the market risk, due insurance company was not included in the Group’s subsidiaries for the consolidated BIS capital ratio.

An analysis of market risk for trading positions of the major subsidiaries as of and for the years ended December 31, 2010 and 2011 was as follows:

i-1) Shinhan Bank

An analysis of the ten-day 99% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the years ended December 31, 2010 and 2011 was as follows:

	December 31, 2010
	Average		Maximum	Minimum	At December 31
Interest rate	(Won)	26,503	44,391	13,305	33,572
Equities		9,709	16,658	6,607	11,430
Foreign exchange		66,697	121,427	45,815	46,136
Option volatility		458	781	212	497
Portfolio diversification		(38,899)	(75,645)	(25,712)	(51,408)

	(Won)	64,468	107,612	40,227	40,227

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

	December 31, 2011
	Average		Maximum	Minimum	At December 31
Interest rate	(Won)	24,791	37,239	19,646	23,275
Equities		14,566	24,581	6,433	16,534
Foreign exchange		44,582	77,103	10,370	66,920
Option volatility		370	850	70	237
Portfolio diversification		(41,847)	(73,845)	(6,202)	(43,999)

	(Won)	42,462	65,928	30,317	62,967

(*)	Includes both trading and non-trading accounts as Shinhan Bank manages foreign exchange risk on a total position basis.

i-2) Shinhan Card

An analysis of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2010 and 2011, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, was as follows:

	December 31, 2010
	Average		Maximum	Minimum	At December 31
Interest rate	(Won)	1,454	2,701	750	1,000
Foreign exchange		26,052	30,456	23,542	24,097

	(Won)	27,506	33,157	24,292	25,097

	December 31, 2011
	Average		Maximum	Minimum	At December 31
Interest rate	(Won)	688	750	500	750
Foreign exchange		26,611	34,683	23,127	34,683

	(Won)	27,299	35,433	23,627	35,433

i-3) Shinhan Investment

An analysis of the ten-day 99% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the years ended December 31, 2010 and 2011 was as follows:

	December 31, 2010
	Average		Maximum	Minimum	At December 31
Interest rate	(Won)	7,362	17,648	2,714	4,362
Equities		5,538	11,226	2,463	2,685
Foreign exchange		1,782	9,256	10	759
Option volatility		1,371	3,854	4	759
Portfolio diversification		(5,990)	(11,512)	(2,178)	(3,308)

	(Won)	10,063	30,472	3,013	5,257

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

	December 31, 2011
	Average		Maximum	Minimum	At December 31
Interest rate	(Won)	6,291	12,150	2,561	5,215
Equities		5,301	12,114	826	6,445
Foreign exchange		741	3,051	26	85
Option volatility		810	3,438	108	847
Portfolio diversification		(5,491)	(12,391)	(1,184)	(4,917)

	(Won)	7,652	18,362	2,337	7,675

i-4) Shinhan Life Insurance

An analysis of the ten-day 99% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the years ended December 31, 2010 and 2011 was as follows:

	December 31, 2010
	Average		Maximum	Minimum	At December 31
Interest rate	(Won)	761	1,038	623	692
Equities		5,789	8,683	4,100	4,824
Foreign exchange		461	550	449	458

	(Won)	7,011	10,271	5,172	5,974

	December 31, 2011
	Average		Maximum	Minimum	At December 31
Interest rate	(Won)	243	327	210	234
Equities		705	1,074	571	671
Foreign exchange		241	288	235	240

	(Won)	1,189	1,689	1,016	1,145

ii) Interest rate risk management from non-trading positions

Principal market risk from non-trading activities of the Group is interest rate risk, which affects the Group’s earnings and the economic value of the Group’s net assets:

•

Earnings: interest rate fluctuations have an effect on the Group’s net interest income by affecting its interest-sensitive operating income and expenses and EaR (Earnings at Risk) is a commonly used risk management technique.

•

Economic value of net assets: interest rate fluctuations influence the Group’s net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of the Group and VaR is a commonly used risk management technique.

Accordingly, the Group measures and manages interest rate risk for non-trading activities by taking into account effects of interest rate changes on both its income and net asset value.

The principal objectives of Shinhan Bank’s interest rate risk management are to generate stable net interest income and to protect Shinhan Bank’s net asset value against interest rate fluctuations. Through its asset and liability management system, Shinhan Bank measures and manages its interest rate risk based on various

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

analytical measures such as interest rate gap, duration gap and net present value and net interest income simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate earnings at risk (“EaR”) limits and interest rate gap ratio limits. Shinhan Bank measures its interest rate VaR and interest rate EaR based on a simulated estimation of the maximum decrease in net asset value and net interest income in a one-year period based on various scenario analyses of historical interest rates.

Shinhan Card Co., Ltd also monitors and manages its interest rate risk for all its interest-bearing assets and liabilities (including off-balance sheet items) in terms of impact on its earnings and net asset value from changes in interest rates. Shinhan Card primarily uses interest rate VaR and EaR analyses to measure its interest rate risk.

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

Non-trading positions for interest rate VaR and EaR as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

ii-1) Shinhan Bank

	January 1, 2010		December 31, 2010	December 31, 2011
VaR	(Won)	454,872	475,925	561,088
EaR		281,608	300,789	262,405

ii-2) Shinhan Card

	January 1, 2010		December 31, 2010	December 31, 2011
VaR	(Won)	161,510	260,783	324,331
EaR		40,246	54,079	45,233

ii-3) Shinhan Investment

	January 1, 2010		December 31, 2010	December 31, 2011
VaR	(Won)	4,501	9,727	33,040
EaR		9,907	12,218	69,589

ii-4) Shinhan Life Insurance

	January 1, 2010		December 31, 2010	December 31, 2011
VaR	(Won)	228,484	125,957	195,201
EaR		34,418	58,502	28,097

iii) Foreign exchange risk

The Group manages foreign exchange risk on an overall position basis, including its overseas branches, by covering all of its foreign exchange spot and forward positions in both trading and non-trading accounts.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars, Japanese yen, Euros and Chinese yuan are set in order to minimize other foreign exchange trading.

Foreign currency denominated assets and liabilities as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010
	USD		JPY	EUR	CNY	Other	Total
Assets
Cash and due from banks	(Won)	1,611,844	589,121	207,572	423,282	291,681	3,123,500
Loans		10,546,534	3,641,058	754,997	1,016,686	1,043,731	17,003,006
Trading assets		29,464	3,231	4,545	—	260,361	297,601
Derivative assets		163,196	4	13,551	—	125	176,876
Financial assets designated at fair value through profit or loss		96,977	—	—	—	—	96,977
Available-for-sale financial assets		1,819,690	126,847	—	—	38,822	1,985,359
Held-to-maturity financial assets		4,966	75,736	27,361	—	19,388	127,451
Other financial assets		1,130,912	110,960	15,540	7,147	41,474	1,306,033

	(Won)	15,403,583	4,546,957	1,023,566	1,447,115	1,695,582	24,116,803

Liabilities
Deposits	(Won)	5,217,891	4,377,192	290,224	931,398	471,392	11,288,097
Trading liabilities		—	—	—	—	318,969	318,969
Derivative liabilities		448,586	8,420	10,200	—	113	467,319
Borrowings		4,534,299	1,226,210	448,873	38,545	123,222	6,371,149
Debt securities issued		5,690,071	202,051	334,856	—	575,742	6,802,720
Other financial liabilities		971,202	274,935	46,077	9,363	33,291	1,334,868

	(Won)	16,862,049	6,088,808	1,130,230	979,306	1,522,729	26,583,122

Net assets (liabilities)	(Won)	(1,458,466)	(1,541,851)	(106,664)	467,809	172,853	(2,466,319)
Off-balance derivative exposure		3,361,642	1,498,285	129,225	—	169,659	5,158,811

Net position	(Won)	1,903,176	(43,566)	22,561	467,809	342,512	2,692,492

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

	December 31, 2010
	USD		JPY	EUR	CNY	Other	Total
Assets
Cash and due from banks	(Won)	1,184,308	608,041	120,488	382,686	485,517	2,781,040
Loans		11,394,301	4,638,485	1,053,247	1,418,446	1,308,845	19,813,324
Trading assets		8,109	—	—	—	163,735	171,844
Derivative assets		237,551	2,714	7,401	—	318	247,984
Financial assets designated at fair value through profit or loss		30,984	—	—	—	—	30,984
Available-for-sale financial assets		1,497,000	70,301	138	—	50,961	1,618,400
Held-to-maturity financial assets		3,054	240,225	9,108	—	27,277	279,664
Other financial assets		499,466	177,272	63,716	21,475	105,923	867,852

	(Won)	14,854,773	5,737,038	1,254,098	1,822,607	2,142,576	25,811,092

Liabilities
Deposits	(Won)	4,051,080	5,206,823	333,308	1,129,741	587,530	11,308,482
Trading liabilities		—	—	—	—	198,619	198,619
Derivative liabilities		253,459	1,673	3,122	—	283	258,537
Borrowings		5,890,122	1,006,262	1,000,633	103,168	128,174	8,128,359
Debt securities issued		5,069,944	223,533	151,057	—	390,323	5,834,857
Other financial liabilities		1,018,226	159,113	66,509	130,376	67,572	1,441,796

	(Won)	16,282,831	6,597,404	1,554,629	1,363,285	1,372,501	27,170,650

Net assets (liabilities)	(Won)	(1,428,058)	(860,366)	(300,531)	459,322	770,075	(1,359,558)
Off-balance derivative exposure		2,792,706	578,372	252,166	—	(426,428)	3,196,816

Net position	(Won)	1,364,648	(281,994)	(48,365)	459,322	343,647	1,837,258

	December 31, 2011
	USD		JPY	EUR	CNY	Other	Total
Assets
Cash and due from banks	(Won)	1,344,600	937,422	136,535	778,064	760,627	3,957,248
Loans		12,818,591	4,997,137	1,301,212	1,204,832	1,857,358	22,179,130
Trading assets		57,129	6,013	—	—	341,433	404,575
Derivative assets		299,323	2,035	8,679	—	737	310,774
Available-for-sale financial assets		1,545,602	53,129	136	—	66,812	1,665,679
Held-to-maturity financial assets		3,725	400,474	—	—	50,780	454,979
Other financial assets		794,175	126,597	132,293	34,353	144,654	1,232,072

	(Won)	16,863,145	6,522,807	1,578,855	2,017,249	3,222,401	30,204,457

Liabilities
Deposits	(Won)	4,107,459	5,914,508	463,390	1,391,892	1,231,495	13,108,744
Trading liabilities		—	—	—	—	414,088	414,088
Derivative liabilities		221,619	7,860	244	—	116	229,839
Borrowings		7,463,865	734,684	939,682	37,829	427,544	9,603,604
Debt securities issued		5,664,942	—	—	—	419,708	6,084,650
Other financial liabilities		882,068	259,040	153,612	100,939	230,953	1,626,612

	(Won)	18,339,953	6,916,092	1,556,928	1,530,660	2,723,904	31,067,537

Net assets (liabilities)	(Won)	(1,476,808)	(393,285)	21,927	486,589	498,497	(863,080)
Off-balance derivative exposure		3,097,436	217,255	138,379	(11,561)	133,240	3,574,749

Net position	(Won)	1,620,628	(176,030)	160,306	475,028	631,737	2,711,669

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

(d) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the groupwide level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. In addition, in order to preemptively and comprehensively manage liquidity risk, the Group measure and monitor liquidity risk management using various indices, including the “limit management index”, “early warning index” and “monitoring index”.

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

•

consider liquidity-related costs, benefits of and risks in determining the pricing of the Group’s products and services, employee performance evaluations and approval of launching of new products and services.

As for any potential liquidity shortage at or near the end of each month, Shinhan Card maintains liquidity at a level sufficient to withstand credit shortage for three months. In addition, Shinhan Card manages liquidity risk by defining and managing various indicators of liquidity risk, such as the actual liquidity gap ratio (in relation to the different maturities for assets as compared to liabilities), the liquidity buffer ratio, the maturity repayment ratio, the ratio of actual funding compared to budgeted funding and the ratio of asset-backed securities to total borrowings, at different risk levels of “caution”, “unstable” and “at risk”, and the Group also has contingency plans in place in case of any emergency or crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010
	Less than 1 month		1~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivatives:
Assets
Cash and due from banks	(Won)	11,931,769	421,209	623,473	193,224	154,691	137,929	13,462,295
Loans		22,981,070	28,197,137	27,922,477	40,454,946	44,227,172	32,494,974	196,277,776
Trading assets(*3)		7,883,195	—	—			—	7,883,195
Financial assets designated at fair value through profit or loss		1,098,677	2,727	51,299	113,445	431,034	605	1,697,787
Available-for-sale financial assets(*3)		24,614,945	9,183	840	25,333	141,047	4,263,979	29,055,327
Held-to-maturity financial assets		122,217	531,502	604,626	1,682,137	9,189,693	3,760,870	15,891,045
Other financial assets		4,806,346	316,301	19,215	103,011	2,179,050	99,601	7,523,524

	(Won)	73,438,219	29,478,059	29,221,930	42,572,096	56,322,687	40,757,958	271,790,949

Liabilities
Deposits(*1)	(Won)	60,948,483	10,377,009	13,276,485	54,416,641	8,689,979	781,294	148,489,891
Trading liabilities(*2)		346,935	—	—	—	—	—	346,935
Borrowings		7,715,917	2,003,594	2,679,400	1,691,807	3,551,816	649,638	18,292,172
Debt securities issued		2,552,548	3,039,761	4,029,658	6,466,749	26,414,328	5,649,102	48,152,146
Financial liabilities designated at fair value through profit or loss		8,549	40,143	210,758	300,873	506,187	20,171	1,086,681
Other financial liabilities		13,231,922	68,310	28,647	34,295	362,628	57,611	13,783,413

	(Won)	84,804,354	15,528,817	20,224,948	62,910,365	39,524,938	7,157,816	230,151,238

Off balance
Financial guarantee contracts	(Won)	4,734,969	—	—	—	—	—	4,734,969
Loan commitments and others		59,333,217	—	—	—	—	—	59,333,217

	(Won)	64,068,186	—	—	—	—	—	64,068,186

Derivatives:
Cash inflow	(Won)	4,672,497	555,644	430,285	1,233,889	2,733,533	982,434	10,608,282
Cash outflow		4,288,191	377,769	351,508	1,011,695	1,724,123	496,209	8,249,495

	(Won)	384,306	177,875	78,777	222,194	1,009,410	486,225	2,358,787

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

	December 31, 2010
	Less than 1 month		1~ 3 months	3~ 6 months	6 months~ 1 year	1~ 5 years	More than 5 years	Total
Non-derivatives:
Assets
Cash and due from banks	(Won)	9,774,069	672,963	549,457	594,714	138,143	318,142	12,047,488
Loans		26,919,195	29,397,162	29,913,106	42,192,049	45,119,704	33,889,495	207,430,711
Trading assets(*2)		9,412,050	—	—	—	—	—	9,412,050
Financial assets designated at fair value through profit or loss		1,554,169	16,343	24,029	93,032	624,090	—	2,311,663
Available-for-sale financial assets(*2)		25,959,843	8	10,124	77,318	35,246	3,369,795	29,452,334
Held-to-maturity financial assets		109,918	284,636	398,010	1,377,999	9,530,473	3,814,723	15,515,759
Other financial assets		3,922,098	334,218	114,788	30,909	2,514,855	77,191	6,994,059

	(Won)	77,651,342	30,705,330	31,009,514	44,366,021	57,962,511	41,469,346	283,164,064

Liabilities
Deposits(*1)	(Won)	68,373,555	12,309,529	12,416,102	51,818,294	7,943,980	1,136,231	153,997,691
Trading liabilities(*2)		822,977	—	—	—	—	—	822,977
Borrowings		7,625,230	2,367,187	2,745,515	2,068,842	2,574,262	1,340,700	18,721,736
Debt securities issued		916,770	2,725,635	2,914,810	8,147,548	27,255,896	3,856,545	45,817,204
Financial liabilities designated at fair value through profit or loss		48,867	120,234	82,310	317,592	1,354,591	29,924	1,953,518
Other financial liabilities		13,476,676	59,301	48,821	59,200	383,781	93,528	14,121,307

	(Won)	91,264,075	17,581,886	18,207,558	62,411,476	39,512,510	6,456,928	235,434,433

Off balance
Finance guarantee contracts	(Won)	3,526,654	—	—	—	—	—	3,526,654
Loan commitments and other		63,487,552	—	—	—	—	—	63,487,552

	(Won)	67,014,206	—	—	—	—	—	67,014,206

Derivatives:
Cash inflow	(Won)	4,037,637	511,085	93,009	391,818	2,310,188	785,986	8,129,723
Cash outflow		3,611,776	391,274	67,758	366,191	1,487,151	403,860	6,328,010

	(Won)	425,861	119,811	25,251	25,627	823,037	382,126	1,801,713

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

	December 31, 2011
	Less than 1 month		1~3 months	3~6 months	6 months~ 1 year	1~ 5 years	More than 5 years	Total
Non-derivatives:
Assets
Cash and due from banks	(Won)	10,520,487	963,771	1,576,557	1,239,826	308,543	430,652	15,039,836
Loans		27,238,020	29,970,845	32,398,858	43,102,458	46,775,318	44,977,810	224,463,309
Trading assets(*2)		11,954,266	—	—	—	—	—	11,954,266
Financial assets designated at fair value through profit or loss		1,291,196	24,413	7,575	13,873	219,272	247,147	1,803,476
Available-for-sale financial assets(*2)		29,844,070	1,437,439	4,651	39,960	63,776	2,721,146	34,111,042
Held-to-maturity financial assets		232,597	679,645	386,117	1,569,682	8,045,528	3,705,312	14,618,881
Other financial assets		3,270,720	315,005	551,257	259,214	3,144,913	200,953	7,742,062

	(Won)	84,351,356	33,391,118	34,925,015	46,225,013	58,557,350	52,283,020	309,732,872

Liabilities
Deposits(*1)	(Won)	73,121,781	15,291,478	14,541,814	54,516,187	10,631,904	1,777,738	169,880,902
Trading liabilities(*2)		704,418	—	—	—	—	—	704,418
Borrowings		7,440,730	3,825,822	2,762,415	2,037,255	3,569,776	763,971	20,399,969
Debt securities issued		1,003,215	1,597,580	4,030,191	6,375,282	28,259,385	4,519,559	45,785,212
Financial liabilities designated at fair value through profit or loss		196,349	198,883	287,454	432,277	2,153,707	29,739	3,298,409
Other financial liabilities		15,725,632	230,363	569,582	167,563	396,613	195,330	17,285,083

	(Won)	98,192,125	21,144,126	22,191,456	63,528,564	45,011,385	7,286,337	257,353,993

Off balance
Finance guarantee contracts	(Won)	2,766,331	—	—	—	—	—	2,766,331
Loan commitments and other		67,130,382	—	—	—	—	—	67,130,382

	(Won)	69,896,713	—	—	—	—	—	69,896,713

Derivatives:
Cash inflow	(Won)	2,194,648	460,627	538,092	304,329	2,620,766	1,180,302	7,298,764
Cash outflow		1,949,156	86,306	460,169	325,585	2,308,557	543,004	5,672,777

	(Won)	245,492	374,321	77,923	(21,256)	312,209	637,298	1,625,987

(*1)	Demand deposits are included in the ‘Less than 1 month’.

(*2)

Trading assets, trading liabilities and available-for-sale financial assets measured at quoted prices from active markets are included in the ‘Less than 1 month’. Available-for-sale financial assets restricted for sale for certain periods and held-to-maturity financial assets are categorized by contractual maturity of financial instruments.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

(e) Measurement of fair value

i) Financial instruments measured at amortized cost

The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Cash and due from banks

The book amount and the fair value for cash are identical and the most of deposits are floating interest rate deposit or the next day deposit of a short-term instrument. For this reason, the book value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk, etc.

Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is determined by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date

Deposits and borrowings

The book amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued

The fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

The book value and the fair value of financial instruments measured at amortized cost as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010
	Book value
	Balance		Unamortized balance	Allowance	Total	Fair value
Assets
Cash and due from banks
Cash and cash equivalent	(Won)	1,774,367	—	—	1,774,367	1,774,367
Due from Banks		11,605,884	—	(8,610)	11,597,274	11,596,780
Loans
Retail loans		62,888,594	33,188	(193,166)	62,728,616	62,842,758
Corporate loans		92,470,205	(102,909)	(2,153,673)	90,213,623	90,992,606
Public and other		2,240,248	7	(15,981)	2,224,274	2,235,583
Loans to bank		1,087,366	—	(8,046)	1,079,320	1,060,165
Card receivables		15,429,877	(79,543)	(743,217)	14,607,117	14,841,984
Held-to-maturity financial assets
Government bonds		5,752,408	—	—	5,752,408	5,875,466
Financial institutions bonds		4,060,308	—	—	4,060,308	4,108,830
Corporate bonds and others		2,982,774	—	—	2,982,774	3,033,961
Other financial assets		7,361,321	(123,003)	(206,204)	7,032,114	7,094,578

	(Won)	207,653,352	(272,260)	(3,328,897)	204,052,195	205,457,078

Liabilities
Deposits
Demand deposits	(Won)	45,286,831	—	—	45,286,831	45,286,831
Time deposits		82,962,243	—	—	82,962,243	83,150,559
Negotiable certificates of deposits		7,761,281	—	—	7,761,281	8,212,314
Note discount deposits		5,324,541	—	—	5,324,541	5,324,197
CMA		1,311,767	—	—	1,311,767	1,311,767
Others		1,074,549	—	—	1,074,549	1,075,422
Borrowings
Call money		2,440,357	—	—	2,440,357	2,440,357
Bill sold		68,659	—	—	68,659	68,376
Bonds sold under repurchase agreements		3,358,104	—	—	3,358,104	3,358,331
Borrowings		11,439,922	(4,490)	—	11,435,432	11,501,359
Due to Bank of Korea in foreign currency		197,584	—	—	197,584	197,684
Redeemable preferred stock		178,503	(5,634)		172,869	177,859
Debt securities issued
Debt securities issued in won		34,613,058	(42,233)	—	34,570,825	34,288,922
Debt securities issued in foreign currency		6,802,720	(10,787)	—	6,791,933	6,952,637
Other financial liabilities		13,816,718	(30,905)	—	13,785,813	13,758,913

	(Won)	216,636,837	(94,049)	—	216,542,788	217,105,528

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

	December 31, 2010
	Book value
	Balance		Unamortized balance	Allowance	Total	Fair value
Assets
Cash and due from banks
Cash and cash equivalent	(Won)	2,541,635	—	—	2,541,635	2,541,635
Due from Banks		9,294,290	—	(14,318)	9,279,972	9,279,964
Loans
Retail loans		64,974,079	66,184	(194,004)	64,846,259	64,924,225
Corporate loans		97,389,989	(54,017)	(1,939,988)	95,395,984	96,695,581
Public and other		2,771,304	56	(15,056)	2,756,304	2,768,639
Loans to bank		1,466,726	—	(32,151)	1,434,575	1,444,525
Card receivables		17,646,617	(61,887)	(670,747)	16,913,983	17,386,347
Held-to-maturity financial assets
Government bonds		6,217,725	—	—	6,217,725	6,443,960
Financial institutions bonds		2,327,290	—	—	2,327,290	2,395,749
Corporate bonds and others		3,983,887	—	—	3,983,887	4,101,267
Other financial assets		7,013,351	(118,035)	(128,652)	6,766,664	6,877,792

	(Won)	215,626,893	(167,699)	(2,994,916)	212,464,278	214,859,684

Liabilities
Deposits
Demand deposits	(Won)	47,798,778	—	—	47,798,778	47,798,778
Time deposits		91,002,529	—	—	91,002,529	91,368,221
Negotiable certificates of deposits		3,461,483	—	—	3,461,483	3,648,297
Note discount deposits		4,494,294	—	—	4,494,294	4,493,977
CMA		1,628,543	—	—	1,628,543	1,628,543
Others		1,031,035	—	—	1,031,035	1,031,648
Borrowings
Call money		1,333,619	—	—	1,333,619	1,333,618
Bill sold		49,140	—	—	49,140	48,911
Bonds sold under repurchase agreements		3,660,325	—	—	3,660,325	3,660,328
Borrowings		12,827,766	(3,982)	—	12,823,784	12,865,495
Due to Bank of Korea in foreign currency		218,591	—	—	218,591	218,516
Debt securities issued
Debt securities issued in won		34,499,916	(35,821)	—	34,464,095	34,525,956
Debt securities issued in foreign currency		5,834,857	(12,684)	—	5,822,173	5,823,828
Other financial liabilities		14,198,517	(29,424)	—	14,169,093	14,155,404

	(Won)	222,039,393	(81,911)	—	221,957,482	222,601,520

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

	December 31, 2011
	Book value
	Balance		Unamortized balance	Allowance	Total	Fair value
Assets
Cash and due from banks
Cash and cash equivalent	(Won)	2,131,642	—	—	2,131,642	2,131,642
Due from Banks		12,631,457	—	(32,167)	12,599,290	12,600,166
Loans
Retail loans		69,450,520	130,449	(221,192)	69,359,777	69,746,678
Corporate loans		100,238,573	11,196	(1,648,265)	98,601,504	100,484,038
Public and other		4,929,661	403	(19,147)	4,910,917	4,944,862
Loans to bank		2,556,629	—	(12,998)	2,543,631	2,565,594
Card receivables		17,879,640	(47,378)	(675,520)	17,156,742	17,372,172
Held-to-maturity financial assets
Government bonds		5,869,832	—	—	5,869,832	6,165,461
Financial institutions bonds		2,064,369	—	—	2,064,369	2,161,896
Corporate bonds and others		3,960,463	—	—	3,960,463	4,052,373
Other financial assets		7,740,012	(99,403)	(119,840)	7,520,769	7,621,858

	(Won)	229,452,798	(4,733)	(2,729,129)	226,718,936	229,846,740

Liabilities
Deposits
Demand deposits	(Won)	49,861,856	—	—	49,861,856	49,861,856
Time deposits		102,902,575	—	—	102,902,575	102,879,778
Negotiable certificates of deposits		2,967,419	—	—	2,967,419	3,035,910
Note discount deposits		4,623,801	—	—	4,623,801	4,623,359
CMA		1,614,377	—	—	1,614,377	1,614,377
Others		1,045,704	—	—	1,045,704	1,045,874
Borrowings
Call money		1,309,137	—	—	1,309,137	1,309,137
Bill sold		105,697	—	—	105,697	104,933
Bonds sold under repurchase agreements		3,890,665	—	—	3,890,665	3,890,665
Borrowings		14,499,504	(4,129)	—	14,495,375	14,491,372
Due to Bank of Korea in foreign currency		232,372	—	—	232,372	232,557
Debt securities issued
Debt securities issued in won		33,732,495	(58,320)	—	33,674,175	33,644,730
Debt securities issued in foreign currency		6,084,640	(21,867)	—	6,062,773	5,895,247
Other financial liabilities		17,336,081	(29,568)	—	17,306,513	17,291,615

	(Won)	240,206,323	(113,884)	—	240,092,439	239,921,410

ii) Financial instruments measured at the fair value

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

The table below analyzes financial instruments measured at the fair value as of January 1, 2010 and December 31, 2010 and 2011 by the level in the fair value hierarchy into which the fair value measurement is categorized:

	January 1, 2010
	Level 1		Level 2	Level 3	Total
Assets
Trading assets
Debt securities	(Won)	1,100,608	5,633,837	—	6,734,445
Equity securities		236,207	656,299	—	892,506
Gold deposits		256,244	—	—	256,244
Financial assets designated at fair value through profit or loss
Debt securities and others		118,291	136,990	364,832	620,113
Equity securities		371,274	704,536	—	1,075,810
Derivative assets
Trading		5,492	4,200,356	204,492	4,410,340
Hedging		—	563,781	12,444	576,225
Available-for-sale financial assets
Debt securities		7,348,577	14,270,993	8,275	21,627,845
Equity securities		2,765,406	1,996,428	2,660,427	7,422,261

	(Won)	12,202,099	28,163,220	3,250,470	43,615,789

Liabilities
Trading liabilities
Debt securities	(Won)	27,966	—	—	27,966
Gold deposits		318,969	—	—	318,969
Borrowings		—	267,298	819,382	1,086,680
Derivative liabilities
Trading		11,185	3,923,805	170,580	4,105,570
Hedging		—	102,140	113,409	215,549

	(Won)	358,120	4,293,243	1,103,371	5,754,734

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

	December 31, 2010
	Level 1		Level 2	Level 3	Total
Assets
Trading assets
Debt securities	(Won)	1,945,717	6,382,516	8,510	8,336,743
Equity securities		266,108	655,742	—	921,850
Gold deposits		153,457	—	—	153,457
Financial assets designated at fair value through profit or loss
Debt securities and others		201,488	213,694	378,914	794,096
Equity securities		374,342	1,039,846	—	1,414,188
Derivative assets
Trading		17,119	3,357,793	389,055	3,763,967
Hedging		—	282,736	59,493	342,229
Available-for-sale financial assets
Debt securities		7,393,756	14,848,654	5,357	22,247,767
Equity securities		2,691,021	2,126,833	2,386,288	7,204,142

	(Won)	13,043,008	28,907,814	3,227,617	45,178,439

Liabilities
Trading liabilities
Debt securities	(Won)	594,181	30,177	—	624,358
Gold deposits		198,619	—	—	198,619
Borrowings		—	340,173	1,613,346	1,953,519
Derivative liabilities
Trading		25,406	3,158,834	214,162	3,398,402
Hedging		—	85,130	51,642	136,772

	(Won)	818,206	3,614,314	1,879,150	6,311,670

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

	December 31, 2011
	Level 1		Level 2	Level 3	Total
Assets
Trading assets
Debt securities	(Won)	1,717,858	7,896,937	9,991	9,624,786
Equity securities		177,911	1,810,135	—	1,988,046
Gold deposits		341,434	—	—	341,434
Financial assets designated at fair value through profit or loss
Debt securities and others		160,230	280,097	308,029	748,356
Equity securities		260,758	791,732	—	1,052,490
Derivative assets
Trading		5,472	1,717,251	324,848	2,047,571
Hedging		—	285,670	62,029	347,699
Available-for-sale financial assets
Debt securities		7,293,784	21,810,639	6,119	29,110,542
Equity securities		2,331,274	388,098	2,275,833	4,995,205

	(Won)	12,288,721	34,980,559	2,986,849	50,256,129

Liabilities
Trading liabilities
Debt securities	(Won)	290,331	—	—	290,331
Gold deposits		414,087	—	—	414,087
Borrowings		—	—	3,298,409	3,298,409
Derivative liabilities
Trading		7,376	1,613,798	298,586	1,919,760
Hedging		—	61,055	67,067	128,122

	(Won)	711,794	1,674,853	3,664,062	6,050,709

iii) Changes in level 3 of the fair value hierarchy for the years ended December 31, 2010 and 2011 are as follows:

	2010
	Trading assets		Financial assets designated at fair value through profit or loss	Available- for-sale financial assets	Net derivatives	Financial liabilities designated at fair value through profit or loss
Beginning balance	(Won)	—	364,832	2,668,702	(67,053)	819,382
Comprehensive income
Profit or loss		(72)	10,890	42,717	165,532	(92,500)
Other comprehensive income		—	—	(256,647)	281	—

		(72)	10,890	(213,930)	165,813	(92,500)
Purchases		8,582	—	130,040	41,719	—
Issuances		—	—	—	—	886,464
Settlements		—	3,192	(193,414)	12,811	—
Transfers into (out of)level 3		—	—	247	29,454	—

Ending balance	(Won)	8,510	378,914	2,391,645	182,744	1,613,346

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

	2011
	Trading assets		Financial assets designated at fair value through profit or loss	Available- for-sale financial assets	Net derivatives	Financial liabilities designated at fair value through profit or loss
Beginning balance	(Won)	8,510	378,914	2,391,645	182,744	1,613,346
comprehensive income
Profit or loss		178	(19,887)	327,647	(141,067)	209,801
Other comprehensive income		—	—	8,927	1,175	—

		178	(19,887)	336,574	(139,892)	209,801
Purchases		40,000	(21,686)	276,925	52,250	—
Issuances		—	—	—	—	1,475,262
Settlements		(38,697)	(29,312)	(721,507)	(153,337)	—
Transfers into (out of) level 3		—	—	(1,685)	79,459	—

Ending balance	(Won)	9,991	308,029	2,281,952	21,224	3,298,409

iv) Unamortized balance of financial instruments valued using models with significant unobservable inputs.

Changes in the difference between the fair value at initial recognition (the transaction price) and the value using models with unobservable inputs for the years ended December 31, 2010 and 2011, were as follows:

	2010		2011
Beginning balance		(9,647)	(1,292)
Deferral on new transactions	(Won)	5,922	(5,042)
Recognized in the income statement during the period		2,433	3,237

Ending balance	(Won)	(1,292)	(3,097)

(f) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note (3).

The carrying amounts of each category of financial assets and financial liabilities as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010
	Trading		FVTPL assets(*1)	AFS(*2)	HTM(*3)	Loans and receivable	Derivatives held for hedging	Total
Assets :
Cash and due from banks	(Won)	—	—	—	—	13,371,641	—	13,371,641
Trading assets		7,883,195	—	—	—	—	—	7,883,195
Financial assets designated at FVTPL(*1)		—	1,695,923	—	—	—	—	1,695,923
Derivatives		4,410,340	—	—	—	—	576,225	4,986,565
Loans		—	—	—	—	170,852,950	—	170,852,950
AFS financial assets(*2)		—	—	29,050,106	—	—	—	29,050,106
HTM financial assets(*3)		—	—	—	12,795,490	—	—	12,795,490
Other		—	—	—	—	7,032,114	—	7,032,114

	(Won)	12,293,535	1,695,923	29,050,106	12,795,490	191,256,705	576,225	247,667,984

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

	January 1, 2010
	Trading		FVTPL liabilities(*1)	Amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	(Won)	—	—	143,721,212	—	143,721,212
Trading liabilities		346,935	—	—	—	346,935
Financial liabilities designated at FVTPL(*1)		—	1,086,680	—	—	1,086,680
Derivatives		4,105,570	—	—	215,549	4,321,119
Borrowings		—	—	17,673,005	—	17,673,005
Debt securities issued		—	—	41,362,758	—	41,362,758
Other		—	—	13,785,813	—	13,785,813

	(Won)	4,452,505	1,086,680	216,542,788	215,549	222,297,522

(*1)	FVTPL: Fair value through profit of loss

(*2)	AFS: Available-for-sale

(*3)	HTM: Held-to-maturity

	December 31, 2010
	Trading		FVTPL assets(*1)	AFS(*2)	HTM(*3)	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	(Won)	—	—	—	—	11,821,607	—	11,821,607
Trading assets		9,412,050	—	—	—	—	—	9,412,050
Financial assets designated at FVTPL(*1)		—	2,208,284	—	—	—	—	2,208,284
Derivatives		3,763,967	—	—	—	—	342,229	4,106,196
Loans		—	—	—	—	181,347,105	—	181,347,105
AFS financial assets(*2)		—	—	29,451,909	—	—	—	29,451,909
HTM financial assets(*3)		—	—	—	12,528,902	—	—	12,528,902
Other		—	—	—	—	6,766,664	—	6,766,664

	(Won)	13,176,017	2,208,284	29,451,909	12,528,902	199,935,376	342,229	257,642,717

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

	December 31, 2010
	Trading		FVTPL liabilities(*1)	Amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	(Won)	—	—	149,416,662	—	149,416,662
Trading liabilities		822,977	—	—	—	822,977
Financial liabilities designated at FVTPL(*1)		—	1,953,519	—	—	1,953,519
Derivatives		3,398,402	—	—	136,772	3,535,174
Borrowings		—	—	18,085,459	—	18,085,459
Debt securities issued		—	—	40,286,268	—	40,286,268
Other		—	—	14,169,093	—	14,169,093

	(Won)	4,221,379	1,953,519	221,957,482	136,772	228,269,152

(*1)	FVTPL: Fair value through profit of loss

(*2)	AFS: Available-for-sale

(*3)	HTM: Held-to-maturity

	December 31, 2011
	Trading		FVTPL assets(*1)	AFS(*2)	HTM(*3)	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	(Won)	—	—	—	—	14,730,932	—	14,730,932
Trading assets		11,954,266	—	—	—	—	—	11,954,266
Financial assets designated at FVTPL (*1)		—	1,800,846	—	—	—	—	1,800,846
Derivatives		2,047,571	—	—	—	—	347,699	2,395,270
Loans		—	—	—	—	192,572,571	—	192,572,571
AFS financial assets(*2)		—	—	34,105,747	—	—	—	34,105,747
HTM financial assets(*3)		—	—	—	11,894,664	—	—	11,894,664
Other		—	—	—	—	7,520,769	—	7,520,769

	(Won)	14,001,837	1,800,846	34,105,747	11,894,664	214,824,272	347,699	276,975,065

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

	December 31, 2011
	Trading		FVTPL liabilities(*1)	Amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	(Won)	—	—	163,015,732	—	163,015,732
Trading liabilities		704,418	—	—	—	704,418
Financial liabilities designated at FVTPL(*1)		—	3,298,409	—	—	3,298,409
Derivatives		1,919,760	—	—	128,122	2,047,882
Borrowings		—	—	20,033,246	—	20,033,246
Debt securities issued		—	—	39,736,958	—	39,736,958
Other		—	—	17,306,513	—	17,306,513

	(Won)	2,624,178	3,298,409	240,092,449	128,122	246,143,158

(*1)	FVTPL: Fair value through profit of loss

(*2)	AFS: Available-for-sale

(*3)	HTM: Held-to-maturity

(g) Derecognition of financial assets

There are no transferred financial assets which were transferred in such a way that all of the financial assets do not qualify for derecognition and of the associated liabilities as of December 31, 2010 and 2011.

(h) Capital risk management

The controlling company, controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%. “Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Tier I capital (including capital stock, retained earnings, etc.) and Tier II capital (including qualifying subordinated liabilities, etc.) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The capital adequacy ratio of the Group as of December 31, 2010 and 2011 were as follows:

	December 31, 2010		December 31, 2011
Capital(A)	(Won)	23,711,758	22,315,419
Risk-weighted assets(B)		185,694,642	195,579,399
BIS ratio(A/B)		12.77%	11.41%

At December 31, 2010 and 2011, the Group met the regulatory capital ratio above 8%.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

5.	Significant estimate and judgment

The preparation of consolidated financial statements requires the application of certain critical accounting and assumptions relative to the future. The management’s estimate of outcome may differ from an actual outcome if the managements’ estimate and assumption based on its best judgment at the reporting date are different from an actual environment. The change in an accounting estimate is recognized prospectively by including in profit or loss in the year of the change, if the change affects that year only, or the year of the change and future years, if the change affects both.

(a) Goodwill

The Group assesses annually whether any objective evidence of impairment on goodwill exists in accordance with the accounting policy as described in note 3. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. Value in use is measured based on estimates.

(b) Income taxes

The Group is subject to tax law from various countries. Within the normal business process, there are various types of transaction and different accounting method that may add uncertainties to the decision of the final income taxes. The Group has recognized current and deferred tax that reflect tax consequences that would follow from the manner in which the entity expects, at the end of the reporting year, to recover or settle the carrying amount of its assets and liabilities. However, actual income tax in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the year when the final tax effect is conformed.

(c) Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Group determines valuation method and assumptions based on significant market conditions at the end of each reporting year. Diverse valuation techniques are used to determine the fair value of financial instruments, from general market accepted valuation model internally developed valuation model that incorporates various types of assumptions and variables.

(d) Allowances for loan losses, guarantees and unused loan commitments

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes provision for guarantees and unused loan commitments. The accuracy of provisions of credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for allowances on individual loans and collectively assessing allowances for groups of loans, guarantees and unused loan commitments.

(e) Defined benefit obligation

The present value of defined benefit obligation that is measured by actuarial valuation method use various assumptions which can change according to various elements. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting year on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in profit or loss. Other significant assumptions related to defined benefit obligation are based on current market situation

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

(f) Impairment of available-for-sale equity investments

When there is significant or prolonged decline in the fair value of an investment in an equity instrument below its original cost, there is objective evidence that available-for-sale equity investments are impaired. Accordingly, the Group considers the decline in the fair value of over 50% against the original cost as “significant decline” and a six-month continuous decline in the market price for marketable equity instrument as “prolonged decline” Additionally, when the fair value declines over 30% from the original cost, it is considered as a possible indication of impairment and the Group recognizes impairment loss as necessary considering other facts and circumstance.

(g) Hedging relationship

The hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

6.	Business combinations

(a) Acquisition of Shinhan Vina Bank

On November 11, 2011, the Group obtained a controlling ownership over Shinhan Vina Bank, formerly a jointly controlled entity, by acquiring an additional 50 % of the outstanding and voting interests for (Won)105,940 million.

Shinhan Bank Vietnam merged with Shinhan Vina Bank on November 28, 2011. The Group applied the pooling method instead of the acquisition method, since the transaction was regarded as a “business combination of entities under common control” in accordance with IFRS 3 Business Combinations.

Taking control of Shinhan Vina Bank will enable the Group to implement the localization strategy through access to loans to or deposits from corporations, including small or medium sized companies in Vietnam. The acquisition is expected to provide the Group with an increased share of the corporate Banking market through access to the acquiree’s customer base. The Group also expects to reduce costs through economies of scale.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

Net assets from the business combination were as follows:

	Amount
Assets
Cash and due from banks	(Won)	56,489
Held-to-maturity securities		7,439
Loans(*1)		357,245
Property and equipment		1,790
Intangible assets(*2)		17,685
Other assets		3,906

Sub-total		444,554

Liabilities
Deposits from banks & customers, etc.		281,111
Borrowings		17,415
Provisions		121
Other liabilities		9,410

Sub-total		308,057

Net assets acquired	(Won)	136,497

(*1)	The fair value of loans approximates their carrying amount.
(*2)	(Won)17,685 million of customer-related intangible assets (core deposits) were recognized.

Goodwill recorded from the business combination was as follows:

	Amount
Cash paid	(Won)	105,940
Fair value of previously held equity interest(*)		105,940

Consideration		211,880
Net assets acquired		(136,497)

Goodwill	(Won)	75,383

(*)	The Group regarded the fair value of previously held equity interests as consideration transferred for the additional purchase of 50%.

The goodwill is attributable mainly to the expected synergies from combining operations of the Group and Shinhan Vina Bank and economies of scale. Goodwill recognized is not expected to be deductible for income tax purposes.

Acquisition-related costs of (Won)323 million relating to legal fees and due diligence costs were recognized as general and administrative expenses in the Group’s consolidated statement of comprehensive income for the year ended December 31, 2011.

(Won)44,243 million of a gain as a result of remeasuring to fair value the 50% equity interest in Shinhan Vina Bank held by the Group before the business combination was recognized as other operating income in the Group’s consolidated statement of comprehensive income for the year ended December 31, 2011.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

The disclosure of Shinhan Vina Bank’s operating income and net income since the acquisition date is unavailable as Shinhan Vina Bank’s separate financial information has not been prepared subsequent to the merger of Shinhan Vina Bank and Shinhan Vietnam Bank

Had the acquisition of Shinhan Vina Bank occurred at January 1, 2011, the operating income of (Won)4,149,059 million and net income of (Won)3,112,862 million would have been included in the consolidated statement of comprehensive income

(b) Incorporation of Shinhan Savings Bank and acquisition of Tomato Savings Bank.

The Group established Shinhan Hope Co. Ltd., on December 12, 2011, in order to acquire and assume certain assets and liabilities of Tomato Savings Bank. Shinhan Hope Co. Ltd. obtained a savings bank license on December 28, 2011 and changed its name to “Shinhan Savings Bank” on December 29, 2011.

On January 2, 2012, Shinhan Savings Bank acquired certain assets and liabilities of Tomato Savings Bank.

Changes in the capital stock of Shinhan Savings Bank were as follows:

	Establishment date		Acquisition date	Total
Number of Shares issued		800,000	2,400,000	3,200,000
Value per share (won)	(Won)	5,000	5,000	5,000
Common stock (in millions of won)	(Won)	4,000	12,000	16,000
Ownership (%)		100	100	100
Issuance price per share (won)	(Won)	5,000	48,334

Assets acquired and liabilities assumed from the business combination were as follows;

	Amount
Loans	(Won)	533,164
Deposits		1,549,023

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

7.	Operating segments

(a) Segment information

The general descriptions by operating segments as of January 1, 2010 and December 31, 2010 and 2011 are as follows:

Description
Banking	Retail banking	Loans to or deposits from individual customers, wealth management customers, and institutions such as hospitals, airports and schools

	Corporate and investment banking	Loans to or deposits from corporations including small or medium sized companies and business related to investment banking

International group

Internal asset and liability management, trading of securities and derivatives, investment portfolio management and other related business supervision on overseas subsidiaries and branch operations and other international business

	Others	Administration of bank operations

Credit card		Credit card business

Securities		Securities trading, underwriting and brokerage services

Life insurance		Life insurance and related business

Others		Leasing, assets management and other businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

(b) The following table provides an information of income for each operating segment for the years ended December 31, 2010 and 2011.

	2010
	Banking					Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
	Retail		Corporate	International	Other
Net interest income	(Won)	2,319,734	2,080,547	231,249	39,697	1,256,363	155,098	468,310	(79,661)	1,279	6,472,616
Net fees and commission Income		646,765	239,523	41,544	(32,002)	349,888	326,703	24,062	229,236	(67,881)	1,757,838
Net other income (expense)		(2,083,005)	(784,626)	(215,750)	(422,244)	(572,896)	(283,944)	(210,183)	569,000	(812,323)	(4,815,971)

Operating income		883,494	1,535,444	57,043	(414,549)	1,033,355	197,857	282,189	718,575	(878,925)	3,414,483

Equity method income		—	—	—	12,508	(254)	(973)	—	2,536	1,505	15,322
Income tax expense		(177,446)	(301,413)	(17,013)	109,825	(42,708)	(46,122)	(68,375)	(22,253)	(4,870)	(570,375)

Income for the year		706,048	1,234,031	40,030	(292,216)	990,393	150,762	213,814	698,858	(882,290)	2,859,430

Controlling interest		706,048	1,234,031	40,030	(292,626)	990,393	150,714	213,410	700,107	(1,057,518)	2,684,589

Non-controlling interest	(Won)	—	—	—	410	—	48	404	(1,249)	175,228	174,841

	2011
	Banking					Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
	Retail		Corporate	International	Other
Net interest income	(Won)	2,656,405	2,059,495	281,537	57,627	1,359,734	230,747	523,663	(96,275)	7,038	7,079,971
Net fees and commission Income		635,363	209,637	45,274	8,454	319,845	319,115	27,533	219,555	(25,605)	1,759,171
Net other income (expense)		(2,275,716)	(692,296)	(161,334)	(168,641)	(579,422)	(417,114)	(241,605)	1,642,228	(1,810,470)	(4,704,370)

Operating income		1,016,052	1,576,836	165,477	(102,560)	1,100,157	132,748	309,591	1,765,508	(1,829,037)	4,134,772

Equity method income		—	—	—	28,995	—	8,170	—	15,748	4,877	57,790
Income tax expense		(205,111)	(318,028)	(34,235)	13,902	(224,227)	(39,208)	(72,664)	(32,923)	(7,435)	(919,929)

Income for the year		810,941	1,258,808	131,242	(59,663)	875,930	101,710	236,927	1,748,333	(1,831,595)	3,272,633

Controlling interest		810,941	1,258,808	131,242	(60,158)	875,930	101,710	236,927	1,750,068	(2,005,457)	3,100,011

Non-controlling interest	(Won)	—	—	—	495	—	—	—	(1,735)	173,862	172,622

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

(c) The following table provides information of assets for each operating segment as of December 31, 2010 and 2011.

	2010
	Banking
	Retail		Corporate	International	Other	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Trading assets	(Won)	40,477	5,492,153	—	(1,523,410)	200,046	4,628,695	345,983	261,142	(33,036)	9,412,050
Loans		89,182,682	57,932,018	6,467,695	2,394,261	18,910,797	859,214	2,613,237	4,516,335	(1,529,134)	181,347,105
Available-for-sale financial assets		493,542	21,224,111	827,765	2,530,713	381,216	220,255	3,589,477	331,597	(146,767)	29,451,909
Held-to-maturity financial assets		—	10,285,788	280,170	32	—	—	2,012,860	5,051	(54,999)	12,528,902

	(Won)	89,716,701	94,934,070	7,575,630	3,401,596	19,492,059	5,708,164	8,561,557	5,114,125	(1,763,936)	232,739,966

	2011
	Banking
	Retail		Corporate	International	Other	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Trading assets	(Won)	—	7,810,959	—	(1,046,618)	150,056	4,444,608	216,446	391,130	(12,315)	11,954,266
Loans		97,862,421	59,008,600	8,052,825	1,029,554	19,480,828	798,378	2,957,350	4,699,329	(1,316,714)	192,572,571
Available-for-sale financial assets		523,931	23,609,648	726,981	2,389,054	457,702	1,641,197	4,646,014	302,782	(191,562)	34,105,747
Held-to-maturity financial assets		—	9,447,411	454,979	32	—	—	2,042,196	5,045	(54,999)	11,894,664

	(Won)	98,386,352	99,876,618	9,234,785	2,372,022	20,088,586	6,884,183	9,862,006	5,398,286	(1,575,590)	250,527,248

(d) Financial information of geographical area

The following table provides information of revenue from external consumers by geographical area for the years ended December 31, 2010 and 2011.

	Operating revenue			Operating expense		Net income
	2010		2011	2010	2011	2010	2011
Domestic	(Won)	30,938,794	30,506,382	27,563,657	26,515,938	3,375,137	3,990,444
Overseas		876,861	973,905	837,515	829,577	39,346	144,328

	(Won)	31,815,655	31,480,287	28,401,172	27,345,515	3,414,483	4,134,772

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

The following table provides information of non-current assets by geographical area as of December 31, 2010 and 2011.

	December 31, 2010		December 31, 2011
Domestic	(Won)	7,276,570	7,391,966
Overseas		58,694	80,477

	(Won)	7,335,264	7,472,443

(*)	Non-current assets as of December 31, 2010 and 2011 include property and equipment, intangible assets, investment properties.

8.	Cash and due from banks

(a) Cash and due from banks as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010		December 31, 2010	December 31, 2011
Cash and cash equivalents	(Won)	1,774,367	2,541,635	2,131,642

Deposits in won:
Reserve deposits		6,205,781	3,659,332	3,391,601
Time deposits		731,965	1,137,398	3,641,613
Certificate of deposits		39,539	—	19,760
Other		1,763,679	2,057,269	2,116,900

		8,740,964	6,853,999	9,169,874

Deposits in foreign currency:
Deposits		1,257,872	960,463	1,433,884
Time deposits		951,778	1,238,097	1,669,938
Other		655,270	241,731	357,761

		2,864,920	2,440,291	3,461,583

Provisions		(8,610)	(14,318)	(32,167)

	(Won)	13,371,641	11,821,607	14,730,932

(b) Restricted due from banks as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010		December 31, 2010	December 31, 2011
Deposits in won
Reserve deposits	(Won)	6,205,781	3,659,332	3,391,601
Other(*)		383,349	261,047	1,298,609

		6,589,130	3,920,379	4,690,210

Deposits in foreign currency		825,619	717,956	855,025

	(Won)	7,414,749	4,638,335	5,545,235

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

(*)

Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

9.	Trading assets

Trading assets as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010		December 31, 2010	December 31, 2011
Debt securities:
Governments	(Won)	1,021,583	680,250	698,192
Financial institutions		3,069,445	3,219,525	2,993,836
Corporations		877,192	1,498,160	1,441,253
Bills bought		1,419,179	2,589,522	3,566,763
CMA(*)		273,704	329,570	911,728
Others		73,342	19,716	13,014

		6,734,445	8,336,743	9,624,786

Equity securities:
Stocks		224,099	218,219	135,139
Beneficiary certificates		648,416	673,931	1,822,901
Others		19,991	29,700	30,006

		892,506	921,850	1,988,046

Other
Gold deposits		256,244	153,457	341,434

	(Won)	7,883,195	9,412,050	11,954,266

(*)	CMA: Cash management account deposits

10.	Financial asset designated at fair value through profit or loss

Financial asset designated at fair value through profit or loss as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010		December 31, 2010	December 31, 2011
Debt securities		352,258	446,167	440,327
Equity securities		1,075,810	1,414,188	1,052,490
Others		267,855	347,929	308,029

	(Won)	1,695,923	2,208,284	1,800,846

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

11.	Derivatives

(a) The notional amounts of derivatives as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010		December 31, 2010	December 31, 2011
Foreign currency related
Over the counter
Currency forwards	(Won)	60,004,032	43,943,575	41,915,985
Currency swaps		24,109,249	15,858,075	12,416,078
Currency options		4,091,342	1,674,698	1,707,857

		88,204,623	61,476,348	56,039,920

Exchange traded
Currency futures		151,827	4,936	118,382

		88,356,450	61,481,284	56,158,302

Interest rates related
Over the counter
Interest rate swaps		132,221,784	165,593,231	97,090,640
Interest rate options		11,346,344	9,359,103	8,803,485

		143,568,128	174,952,334	105,894,125

Exchange traded
Interest rate futures		43,448	154,066	41,860

		143,611,576	175,106,400	105,935,985

Credit related
Over the counter
Credit swaps		174,918	87,742	89,186

Equity related
Over the counter
Equity swap and forwards		1,737,542	929,064	2,087,186
Equity options		3,548,371	15,170,328	6,727,624

		5,285,913	16,099,392	8,814,810

Exchange traded
Equity futures		47,726	7,261	6,323
Equity options		1,721,815	6,799,014	3,031,229

		1,769,541	6,806,275	3,037,552

		7,055,454	22,905,667	11,852,362

Commodity related
Over the counter
Swaps and forwards		22,523	20,154	38,045
Equity options		80,926	124,533	130,463

		103,449	144,687	168,508

Exchange traded
Equity options		—	1,968	17,989

		103,449	146,655	186,497

Hedge
Currency forwards		18,797	6,694	4,455
Currency swaps		3,277,336	1,539,234	1,918,435
Interest rate swaps		10,542,964	9,967,369	9,137,426

		13,839,097	11,513,297	11,060,316

	(Won)	253,140,944	271,241,045	185,282,648

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

(b) Fair values of derivative instruments as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010			December 31, 2010		December 31, 2011
	Assets		Liabilities	Assets	Liabilities	Assets	Liabilities
Foreign currency related
Over the counter
Currency forwards	(Won)	1,728,848	714,903	806,149	436,182	628,214	439,086
Currency swaps		1,302,322	2,001,812	722,591	887,874	450,092	526,878
Currency options		352,143	75,527	150,148	11,568	115,118	7,798

		3,383,313	2,792,242	1,678,888	1,335,624	1,193,424	973,762

Interest rates related
Over the counter
Interest rate swaps		650,726	947,121	757,677	795,412	670,831	576,866
Interest rate options		55,769	53,219	43,766	44,799	32,998	36,611

		706,495	1,000,340	801,443	840,211	703,829	613,477

Credit related
Over the counter
Credit swaps		2,554	23,843	350	397	—	1,734

Equity related
Over the counter
Equity swap and forwards		117,858	149,719	36,036	2,164	11,581	222,017
Equity options		192,695	125,276	1,224,591	1,044,626	127,777	98,394

		310,553	274,995	1,260,627	1,046,790	139,358	320,411

Exchange traded
Equity options		5,492	11,185	17,118	170,166	5,109	6,948

		316,045	286,180	1,277,745	1,216,956	144,467	327,359

Commodity related
Over the counter
Swaps and forwards		—	1,787	1,417	3,153	1,625	1,835
Equity options		1,933	1,178	4,124	1,837	3,863	1,165

		1,933	2,965	5,541	4,990	5,488	3,000

Exchange traded
Commodity futures		—	—	—	224	363	428

		1,933	2,965	5,541	5,214	5,851	3,428

Hedge
Currency forwards		94	5,216	131	121	—	358
Currency swaps		393,155	15,716	121,224	30,973	80,405	11,052
Interest rate swaps		182,976	194,617	220,874	105,678	267,294	116,712

		576,225	215,549	342,229	136,772	347,699	128,122

	(Won)	4,986,565	4,321,119	4,106,196	3,535,174	2,395,270	2,047,882

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

(c) Gain or loss on valuation of derivatives for the years ended December 31, 2010 and 2011 was as follows:

	2010			2011
	Gain		Loss	Gain	Loss
Foreign currency related
Over the counter
Currency forwards	(Won)	389,105	459,102	565,473	388,827
Currency swaps		367,376	289,949	148,819	243,184
Currency options		2,129	23,151	8,413	3,296

		758,610	772,202	722,705	635,307

Exchange traded
Currency futures		2,409	6,896	132	16

		761,019	779,098	722,837	635,323

Interest rates related
Over the counter
Interest rate swaps		585,904	529,435	383,474	340,543
Interest rate options		20,720	27,307	20,077	23,578

		606,624	556,742	403,551	364,121

Exchange traded
Interest rate futures		2,512	—	192	809

		609,136	556,742	403,743	364,930

Credit related
Over the counter
Credit swaps		—	1,867	130	541

Equity related
Over the counter
Equity swap and forwards		68,344	—	16,569	217,497
Equity options		1,086,749	1,016,729	112,879	188,209

		1,155,093	1,016,729	129,448	405,706

Exchange traded
Equity futures		3,334	9,551	1,616	867
Equity options		45,011	105,823	62,606	35

		48,345	115,374	64,222	902

		1,203,438	1,132,103	193,670	406,608

Commodity related
Over the counter
Swaps and forwards		1,468	5,202	1,460	1,890
Commodity options		3,144	2,811	878	6,933

		4,612	8,013	2,338	8,823

Exchange traded
Commodity futures		126	372	441	337

		4,738	8,385	2,779	9,160

Hedge
Currency forwards		1,093	32,649	—	358
Currency swaps		28,802	36,884	53,839	23,774
Interest rate swaps		296,748	96,521	135,805	90,724

		326,643	166,054	189,644	114,856

	(Won)	2,904,974	2,644,249	1,512,803	1,531,418

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

(d) Gain or loss on fair value hedges for the years ended December 31, 2010 and 2011 was as follows:

	2010		2011
Hedged item	(Won)	(213,797)	(51,205)
Hedging instruments		206,565	29,467

	(Won)	(7,232)	(21,738)

(e) Hedge of net investment in foreign operations

The Group uses borrowings in foreign currency to hedge the foreign currency translation risk on its net investment in foreign operations. The (Won)4,790 million of the effective portion among gain or loss on valuation of borrowings in foreign currency was recognized as foreign currency translation adjustments for foreign operations for the year ended December 31, 2011.

12.	Loans

(a) Loans as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010		December 31, 2010	December 31, 2011
Retail loans	(Won)	62,888,594	64,974,079	69,450,520
Corporate loans		92,470,205	97,389,989	100,238,573
Public and other		2,240,248	2,771,304	4,929,661
Loans to banks		1,087,366	1,466,726	2,556,629
Card receivables		15,429,877	17,646,617	17,879,640

		174,116,290	184,248,715	195,055,023

Present value discount		(54,406)	(52,392)	(44,263)
Deferred loan origination costs and fees		(94,851)	2,728	138,933

		173,967,033	184,199,051	195,149,693
Allowance for impairment		(3,114,083)	(2,851,946)	(2,577,122)

	(Won)	170,852,950	181,347,105	192,572,571

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

(b) Changes in the allowance for impairment for the years ended December 31, 2010 and 2011 were as follows:

	2010
	Loans						Other(*2)	Total
	Retail		Corporate	Credit Card	Other	Subtotal
Beginning balance	(Won)	193,166	2,153,673	743,217	24,027	3,114,083	214,814	3,328,897
Provision for (reversal of) allowance		48,517	1,200,765	27,607	23,910	1,300,799	(30,472)	1,270,327
Write-offs		(86,202)	(713,491)	(428,027)	—	(1,227,720)	(60,835)	(1,288,555)
Effect of discounting		(237)	(55,231)	(2,689)	—	(58,157)	—	(58,157)
Allowance related to loans transferred		(14,815)	(614,621)	(1,376)	(730)	(631,542)	(18,301)	(649,843)
Recoveries		53,575	84,293	326,992	—	464,860	442	465,302
Others(*1)		—	(115,400)	5,023	—	(110,377)	37,323	(73,054)

Ending balance	(Won)	194,004	1,939,988	670,747	47,207	2,851,946	142,971	2,994,917

	2011
	Loans						Other(*2)	Total
	Retail		Corporate	Credit Card	Other	Subtotal
Beginning balance	(Won)	194,004	1,939,988	670,747	47,207	2,851,946	142,971	2,994,917
Provision for (reversal of) allowance		65,971	646,917	166,234	(15,062)	864,060	31,946	896,006
Write-offs		(70,388)	(847,076)	(447,008)	—	(1,364,472)	(21,416)	(1,385,888)
Effect of discounting		(248)	(66,416)	(1,462)	—	(68,126)	—	(68,126)
Allowance related to loans transferred		(11,115)	(127,662)	67	—	(138,710)	—	(138,710)
Recoveries		42,968	76,907	283,163	—	403,038	904	403,942
Others(*1)		—	25,607	3,779	—	29,386	(2,398)	26,988

Ending balance	(Won)	221,192	1,648,265	675,520	32,145	2,577,122	152,007	2,729,129

(*1)	Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate, etc

(*2)	Included allowance for due from banks and other assets

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

(c) Changes in deferred loan origination costs and fees for the years ended December 31, 2010 and 2011 were as follows:

	2010		2011
Beginning balance	(Won)	(94,851)	2,728
Loan originations		(39,175)	85,200
Amortization		136,754	51,005

Ending balance	(Won)	2,728	138,933

13.	Available-for-sale financial assets and held-to-maturity financial assets

(a) Available-for-sale financial assets and held-to-maturity financial assets as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010		December 31, 2010	December 31, 2011
Available-for-sale financial assets
Debt securities(*1)
Government bonds	(Won)	5,701,465	6,113,548	4,829,146
Financial institutions bonds		10,122,275	8,996,378	13,689,821
Corporate bonds and others		5,804,105	7,137,841	10,591,575

		21,627,845	22,247,767	29,110,542

Equity securities(*2)
Stock		4,878,834	4,500,876	3,989,752
Equity investments		456,068	459,888	525,175
Beneficiary certificates		2,028,421	2,161,484	415,508
Others		58,938	81,894	64,770

		7,422,261	7,204,142	4,995,205

		29,050,106	29,451,909	34,105,747

Held-to-maturity financial assets
Debt securities
Government bonds		5,752,408	6,217,725	5,869,832
Financial institutions bonds		4,060,308	2,327,290	2,064,369
Corporate bonds and others		2,982,774	3,983,887	3,960,463

		12,795,490	12,528,902	11,894,664

	(Won)	41,845,596	41,980,811	46,000,411

(*1)	Debt securities are measured at fair value by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date from the end of reporting year.

(*2)	Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost amounting (Won)203,911 million as of December 31, 2011.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

(b) Securities loaned as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010		December 31, 2010	December 31, 2011	Lender
Government bonds	(Won)	1,427,274	1,060,943	272,411	Korea Securities Finance Corp., Mitsui Sumitomo and others
Financial institutions bonds		29,857	—	60,267	Korea Securities Finance Corp.

	(Won)	1,457,131	1,060,943	332,678

(c) Gain or loss on sale of available-for-sale financial assets for the years ended December 31, 2010 and 2011 was as follows:

	2010		2011
Gain on sale of available-for-sale financial assets	(Won)	681,740	866,138
Loss on sale of available-for-sale financial assets		(29,552)	(19,793)

	(Won)	652,188	846,345

14.	Property and equipment

(a) Property and equipment as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010(*)
	Acquisition cost		Accumulated depreciation	Book value
Land	(Won)	1,678,940	—	1,678,940
Buildings		856,413	(1,381)	855,032
Other		1,921,425	(1,452,247)	469,178

	(Won)	4,456,778	(1,453,628)	3,003,150

	December 31, 2010
	Acquisition cost		Accumulated depreciation	Book value
Land	(Won)	1,781,408	—	1,781,408
Buildings		882,814	(31,421)	851,393
Other		1,861,566	(1,517,960)	343,606

	(Won)	4,525,788	(1,549,381)	2,976,407

	December 31, 2011
	Acquisition cost		Accumulated depreciation	Book value
Land	(Won)	1,751,634	—	1,751,634
Buildings		924,103	(62,094)	862,009
Other		1,969,988	(1,589,771)	380,217

	(Won)	4,645,725	(1,651,865)	2,993,860

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

(*)

In the preparation of the opening IFRS consolidated statement of financial position on the date of transition to IFRS, the Group measured land and buildings at fair value at the date of transition, which is deemed cost, in accordance with IFRS 1 Land and buildings were revalued on January 1, 2010 by an independent valuation service provider. Valuation was based on the recent arm’s length market transactions between knowledgeable and willing parties.

(b) Changes in property and equipment for the years ended December 31, 2010 and 2011 were as follows:

	2010
	Land		Buildings	Other	Total
Beginning balance	(Won)	1,678,940	855,032	469,178	3,003,150
Acquisitions(*)		61,869	37,690	206,068	305,627
Disposals		(2,738)	(3,441)	(110,218)	(116,397)
Depreciation		—	(30,399)	(221,758)	(252,157)
Amounts transferred from (to) investment property		43,316	(7,477)	—	35,839
Amounts transferred to assets held for sale		—	(8)	—	(8)
Effects of foreign currency movements		21	(4)	336	353

Ending balance	(Won)	1,781,408	851,393	343,606	2,976,407

(*)	(Won)67,888 million of construction-in-progress was transferred.

	2011
	Land		Buildings	Other	Total
Beginning balance	(Won)	1,781,408	851,393	343,606	2,976,407
Acquisitions(*)		10,943	61,469	243,245	315,657
Disposals		(27,774)	(12,194)	(28,454)	(68,422)
Depreciation		—	(30,964)	(180,807)	(211,771)
Amounts transferred from (to) investment property		(14,321)	(7,094)	—	(21,415)
Amounts transferred to assets held for sale		1,327	(1,064)	—	263
Effects of foreign currency movements		51	463	837	1,351
Acquisitions from business combinations		—	—	1,790	1,790

Ending balance	(Won)	1,751,634	862,009	380,217	2,993,860

(*)	(Won)13,546 million of construction-in-progress was transferred.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

(c) Insured assets as of December 31, 2011 are as follows:

Type of insurance	Assets insured	Amount covered	Insurance company
Comprehensive insurance for financial institution	Cash and cash equivalent	20,182	Samsung Fire & Marine Insurance Co., Ltd and 7 other entities
Package insurance	Land and buildings	1,168,507	Samsung Fire & Marine Insurance Co., Ltd and 5 other entities
Fire insurance	Equipment	14,604	American Home Assurance Company Korea
Directors’ and Officers’ Liability and Company Reimbursement Insurance	—	100,066	Samsung Fire & Marine Insurance Co., Ltd
Other	Cash and cash equivalent, securities	52,278	MERITZ Fire & Marine Insurance Co., Ltd and 3 other entities

		1,355,637

(*)	In addition, the Group maintains vehicle insurance, medical insurance, fire insurance for its assets, and employee compensation insurance covering loss and liability arising from accidents.

(d) There is no significant difference between the carrying amount of those property and equipment and their fair value.

15.	Intangible assets

(a) Intangible assets as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010		December 31, 2010	December 31, 2011
Goodwill	(Won)	3,810,684	3,810,684	3,854,524
Software		71,787	68,862	75,164
Development cost		79,913	77,331	99,529
Other		103,515	116,024	174,243

	(Won)	4,065,899	4,072,901	4,203,460

(b) Changes in intangible assets for the years ended December 31, 2010 and 2011 were as follows:

	2010
	Goodwill		Development cost	Software	Other	Total
Beginning balance	(Won)	3,810,684	71,787	79,913	103,515	4,065,899
Acquisitions		—	18,434	21,759	24,375	64,568
Disposals		—	(37)	(130)	(5,193)	(5,360)
Amortization(*2)		—	(21,322)	(24,211)	(6,708)	(52,241)
Effects of foreign currency movements		—	—	—	35	35

Ending balance	(Won)	3,810,684	68,862	77,331	116,024	4,072,901

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

	2011
	Goodwill		Development cost	Software	Other	Total
Beginning balance	(Won)	3,810,684	68,862	77,331	116,024	4,072,901
Acquisitions		—	31,623	53,270	83,239	168,132
Business combination		75,383	—	—	17,685	93,068
Disposals		—	—	(3,420)	(11,708)	(15,128)
Impairment(*1)		(31,543)	—	—	(8,131)	(39,674)
Amortization(*2)		—	(25,321)	(27,652)	(22,990)	(75,963)
Effects of foreign currency movements		—	—	—	124	124

Ending balance	(Won)	3,854,524	75,164	99,529	174,243	4,203,460

(*1)	The Group recognized impairment losses from golf and condo memberships with indefinite useful life by comparing its recoverable amount with its carrying amount.

(*2)	The Group recognized amortization of intangible asset in general and administrative expenses.

(c) Goodwill

i) Goodwill as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010		December 31, 2010	December 31, 2011
Banking
Retail	(Won)	652,344	652,344	652,344
Corporate and investment		107,856	107,856	107,856
International		—	—	43,840
Other		82,060	82,060	82,060
Credit card		2,685,389	2,685,389	2,685,389
Life insurance		275,370	275,370	275,370
Others		7,665	7,665	7,665

	(Won)	3,810,684	3,810,684	3,854,524

ii) The changes in goodwill for the years ended December 31, 2010 and 2011 are as follows:

	2010		2011
Beginning balance	(Won)	3,810,684	3,810,684
Acquisition of subsidiaries		—	75,383
Impairment (*)		—	(31,543)

Ending balance	(Won)	3,810,684	3,854,524

(*)	The impairment losses was recognized in treasury and international CGU of Shinhan Bank.

iii) Goodwill impairment test

The recoverable amounts of all CGUs to which goodwill has been allocated was based on their respective value in use and was determined by discounting the estimated future cash flows to be generated from the continuing use of the respective CGUs.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

The recoverable amounts of CGUs has been determined using cash flow estimates which cover a 5.25 year period (October 1, 2011 through December 31, 2016) from the date of valuation, which is September 30, 2011, with a valuation of terminal value applied thereafter. In case of Shinhan Life Insurance, only the 30 years of future cash flows are applied since the present value of the future cash flows thereafter is not significant.

Discount and terminal growth rates

The discount rates applied have been determined based on the cost of equity which is comprised of a risk-free interest rate, a market risk premium and systemic risk (beta factor).

Expected terminal growth rate of cash flow estimation is on the basis of inflation rates.

Discount and terminal growth rates applied to each CGU were as follows:

	Discount rates	Terminal growth rate
Banking
Retail	12.8%	2.3%
Corporate and investment	12.8%	2.3%
International	12.8%	2.3%
Other	12.8%, 13.2%	2.3%
Credit card	12.1%	2.3%
Life insurance	12.0%	—
Other	12.8%, 22.8%	2.3%, 0%

Key assumptions used in the discounted cash flow calculations of CGUs (other than Shinhan Life Insurance) were as follows:

	2011	2012	2013	2014	2015 and thereafter
CPI growth	4.00%	2.10%	2.20%	1.60%	2.30%
Real retail sales growth	3.00%	3.50%	5.30%	4.00%	2.90%
Real GDP growth	3.60%	3.90%	4.20%	3.60%	4.20%

Key assumptions used in the discounted cash flow calculations of Shinhan Life Insurance were as follows:

Key assumptions
Return on investment	5.15%
Risk-based solvency margin ratio	304.10%

Total recoverable amount and book value of CGUs, to which goodwill has been allocated, were as follows:

	Amount
Total recoverable amount	(Won)	33,520,926
Total book value		29,820,139

	(Won)	3,700,787

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

16.	Investments in associates

(a) Investments in associates as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

Investees	Country	Reporting date	Ownership(%)(*1)
			January 1, 2010	December 31, 2010	December 31, 2011
Cardif Life Insurance(*2,4)	Korea	September 30	14.99	14.99	14.99
Aju Capital Co., Ltd.(*2,3)	”	”	12.93	12.93	12.93
Macquarie Shinhan Infrastructure Management(*1,2)	”	”	50.00	50.00	50.00
Shinhan Vina Bank(*9)	Vietnam	December 31	50.00	50.00	—
Pohang TechnoPark 2PFV(*3)	Korea	”	—	—	14.90
Shinhan KT Mobile Card(*10)	”	”	50.00	50.00	50.00
Shinhan Corporate Restructuring Fund 5th	”	”	45.00	50.00	50.00
Shinhan Corporate Restructuring Fund 8th	”	”	25.82	25.82	—
DCC Corporate Restructuring Fund 1st	”	”	24.14	24.14	24.14
KTB Corporate Restructuring Fund 18th	”	”	47.17	47.17	47.17
High Technology Investment, Ltd.(*8)	”	September 30	28.89	—	—
HTIC Corporate Restructuring Fund 2nd(*8)	”	December 31	20.00	—	—
PT Clemont Finance Indonesia(*2)	Indonesia	September 30	30.00	30.00	30.00
Haejin Shipping Co. Ltd.	Hongkong	December 31	24.00	24.00	24.00
APC Fund	”	”	25.20	25.20	25.20
Westend Corporate Restructuring Fund(*2,8)	Korea	September 30	27.59	27.59	—
TSYoon 2nd Corporate Restructuring Fund	”	December 31	23.26	23.26	23.26
SHC-IMM New Growth Fund(*7)	”	”	64.52	64.52	64.52
SHC-AJU 1st Investment Fund(*6)	”	”	19.23	19.23	—
Now IB Fund 6th	”	”	—	25.00	25.00
QCP New Technology Fund 20th	”	”	—	47.17	47.17
UAMCO., Ltd.(*5)	”	”	17.50	17.50	17.50
Miraeasset 3rd Investment Fund	”	”	—	50.00	50.00
Now IB Fund 8th	”	”	38.46	38.46	38.46
SHC-AJU 2nd Investment Fund	”	”	—	25.00	—
Aju-Shinhan 1st Investment Fund(*7)	”	”	—	60.00	60.00
Aju-Shinhan 2nd Investment Fund	”	”	—	—	33.33
Aju 3rd Investment Fund(*7)	”	”	—	—	60.00
Stonebridge New growth Investment Fund	”	”	—	23.33	23.33
Aju M&A1st Investment Fund(*8)	”	”	—	40.00	—
Petra Private Equity Fund(*8)	”	”	23.81	23.81	—
Medici 2nd Investment Fund(*7)	”	”	—	—	54.67

(*1)	Considered common share ratio except preferred shares

(*2)	Financial statements as of September 30, 2011 were used for the equity method.

(*3)	The Group used the equity method of accounting as the Group has significant influence in electing on the board of directors.

(*4)	The Group has significant influence due to material transaction with investee.

(*5)	The Group determined to apply equity method accounting since the investee classified as the subsidiary by the Banking Act.

(*6)	As a managing partner, the Group has significant management control over the investee.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

(*7)	As a limited partner, the Group is not able to participate in policy-making processes to obtain economic benefit from the investee.

(*8)	The investee was liquidated for the current and prior period.

(*9)	Shinhan Vina Bank is merged by Shinhan Vietnam Bank for the current period.

(*10)	The Group cease to apply the equity method as investor’s share of losses of an associate exceeds its interest in the associate

(b) Changes in investments in associates for the years ended December 31, 2010 and 2011 were as follows:

	2010
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Cardif Life Insurance	(Won)	4,400	6,000	321	3,105	—	13,826
Aju Capital Co., Ltd.(*1)		86,876	—	745	27,216	(79,933)	34,904
Macquarie Shinhan Infrastructure Management		4,406	(5,748)	5,624	—	—	4,282
Shinhan Vina Bank		53,184	—	5,956	(1,307)	—	57,833
Shinhan KT Mobile Card		248	—	(248)	—	—	—
Shinhan Corporate Restructuring Fund 5th		5,364	(374)	(3,325)	(453)	—	1,212
Shinhan Corporate Restructuring Fund 8th		24,193	—	1,214	—	—	25,407
DCC Corporate Restructuring Fund 1st		1,549	(724)	1,032	166	—	2,023
KTB Corporate Restructuring Fund 18th		407	(176)	(221)	—	—	10
High Technology Investment, Ltd.		142	(56)	(5)	(81)	—	—
HTIC Corporate Restructuring Fund 2nd		3,891	(5,209)	1,318	—	—	—
PT Clemont Finance Indonesia		4,906	—	1,208	172	—	6,286
Haejin Shipping Co. Ltd.		876	—	95	25	—	996
APC Fund		14,396	7,092	(1,124)	(366)	—	19,998
Westend Corporate Restructuring Fund		7,942	(552)	820	—	—	8,210
TSYoon 2nd Corporate Restructuring Fund		5,001	(671)	85	(262)	—	4,153
SHC-IMM New Growth Fund		2,954	—	(223)	—	—	2,731
SHC-AJU 1st Investment Fund		2,499	—	127	—	—	2,626
Now IB Fund 6th		—	2,500	169	—	—	2,669
QCP New Technology Fund 20th		—	2,500	(1,336)	—	—	1,164
UAMCO., Ltd.		11,992	72,800	1,688	—	—	86,480
Miraeasset 3rd Investment Fund		—	4,560	(48)	—	—	4,512
Now IB Fund 8th		—	1,000	36	—	—	1,036
SHC-AJU 2nd Investment Fund		—	2,000	(16)	—	—	1,984
Aju-Shinhan 1st Investment Fund		—	3,000	162	—	—	3,162
Stonebridge New Growth Investment Fund		—	700	1	—	—	701
Aju M&A1st Investment Fund		—	4,000	(6)	—	—	3,994
Petra Private Equity Fund		9,998	(357)	(28)	—	—	9,613
CKD Starbio Venture Fund		1,000	(2,301)	1,301	—	—	—

	(Won)	246,224	89,984	15,322	28,215	(79,933)	299,812

(*1)	The market values of investments are (Won)34,904 million as of December 31, 2010 based on the quoted market price at that date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

	2011
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Cardif Life Insurance	(Won)	13,826	9,750	3,157	(1,705)	—	25,028
Aju Capital Co., Ltd.(*1)		34,904	(692)	4,577	(494)	(4,351)	33,944
Macquarie Shinhan Infrastructure Management		4,282	(4,714)	4,433	575	—	4,576
Shinhan Vina Bank		57,833	(61,696)	928	2,935	—	—
Pohang TechnoPark 2PFV		—	4,470	(751)	(22)	—	3,697
Shinhan Corporate Restructuring Fund 5th		1,212	—	(833)	290	—	669
Shinhan Corporate Restructuring Fund 8th		25,407	(30,027)	4,620	—	—	—
DCC Corporate Restructuring Fund 1st		2,023	(1,207)	29	—	—	845
KTB Corporate Restructuring Fund 18th		10	—	—	—	—	10
PT Clemont Finance Indonesia		6,286	—	794	266	—	7,346
Haejin Shipping Co. Ltd.		996	—	167	1	—	1,164
APC Fund		19,998	7,233	9,585	1,584	—	38,400
Westend Corporate Restructuring Fund		8,210	(9,466)	1,256	—	—	—
TSYoon 2nd Corporate Restructuring Fund		4,153	(1,767)	257	(171)	—	2,472
SHC-IMM New Growth Fund		2,731	4,300	(215)	—	—	6,816
SHC-AJU 1st Investment Fund		2,626	(4,862)	2,236	—	—	—
Now IB Fund 6th		2,669	(1,175)	(20)	—	—	1,474
QCP New Technology Fund 20th		1,164	—	(1,043)	—	—	121
UAMCO., Ltd.		86,480	—	17,785	(25)	—	104,240
Miraeasset 3rd Investment Fund		4,512	(1,500)	1,676	—	—	4,688
Now IB Fund 8th		1,036	—	360	(62)	—	1,334
SHC-AJU 2nd Investment Fund		1,984	(2,116)	132	—	—	—
Aju-Shinhan 1st Investment Fund		3,162	(59)	267	—	—	3,370
Aju-Shinhan 2nd Investment Fund		—	1,930	106	—	—	2,036
Aju 3rd Investment Fund		—	3,000	(211)	—	—	2,789
Stonebridge New Growth Investment Fund		701	—	(137)	—	—	564
Aju M&A1st Investment Fund		3,994	(4,256)	262	—	—	—
Petra Private Equity Fund		9,613	(18,001)	8,388	—	—	—
Medici 2nd Investment Fund		—	3,280	(15)	—	—	3,265

	(Won)	299,812	(107,575)	57,790	3,172	(4,351)	248,848

(*1)	The market value of investments was (Won)36,790 million as of December 31, 2011 based on the quoted market price at that date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

(c) Condensed financial statements of associates as of January 1, 2010 and as of and for the years ended December 31, 2010 and 2011 were as follows:

	January 1, 2010			December 31, 2010		December 31, 2011
Investees	Asset		Liability	Asset	Liability	Asset	Liability
Cardif Life Insurance	(Won)	1,675,937	1,619,758	2,250,981	2,128,304	2,361,638	2,180,638
Aju Capital Co., Ltd.		3,772,145	3,100,163	3,700,175	3,013,088	5,200,373	4,523,282
Macquarie Shinhan Infrastructure Management		17,884	7,488	17,335	7,187	17,294	6,559
Shinhan Vina Bank(*)		387,710	281,341	552,991	437,325	426,868	308,057
Pohang TechnoPark 2PFV		—	—	—	—	35,415	10,603
Shinhan KT Mobile Card		595	98	54	63	53	1
Shinhan Corporate Restructuring Fund 5th		12,142	222	3,084	391	1,823	337
Shinhan Corporate Restructuring Fund 8th		94,597	914	102,311	3,927	—	—
DCC Corporate Restructuring Fund 1st		6,783	367	8,475	96	3,553	53
KTB Corporate Restructuring Fund 18th		877	14	21	—	21	—
High Technology Investment, Ltd.		491	1	—	—	—	—
HTIC Corporate Restructuring Fund 2nd		20,272	816	—	—	—	—
PT Clemont Finance Indonesia		78,384	61,444	82,925	62,169	93,130	68,642
Haejin Shipping Co. Ltd.		177,360	175,944	141,199	139,291	2,614	—
APC Fund		57,094	46	79,358	78	152,557	177
Westend Corporate Restructuring Fund		28,790	—	29,760	—	—	—
TSYoon 2nd Corporate Restructuring Fund		21,506	—	17,974	111	10,741	110
SHC-IMM New Growth Fund		4,578	—	4,237	3	10,664	100
SHC-AJU 1st Investment Fund		13,000	7	13,720	66	—	—
Now IB Fund 6th		—	—	10,752	76	5,944	46
QCP New Technology Fund 20th		—	—	2,467	—	256	—
UAMCO., Ltd.		68,710	185	1,786,464	1,293,766	3,738,326	3,146,227
Miraeasset 3rd Investment Fund		—	—	9,120	96	9,438	61
Now IB Fund 8th		—	—	2,704	10	3,503	36
SHC-AJU 2nd Investment Fund		—	—	7,955	20	—	—
Aju-Shinhan 1st Investment Fund		—	—	5,281	11	5,679	61
Aju-Shinhan 2nd Investment Fund		—	—	—	—	6,121	13
Aju-Shinhan 3rd Investment Fund		—	—	—	—	4,651	3
Stonebridge New growth Investment Fund		—	—	3,004	—	2,417	—
Aju M&A1st Investment Fund		—	—	10,000	15	—	—
Petra Private Equity Fund		41,990	—	40,378	4	—	—
CKD Starbio Venture Fund		3,201	1	—	—	—	—
Medici 2nd Investment Fund		—	—	—	—	5,974	2

	(Won)	6,484,046	5,248,809	8,882,725	7,086,097	12,099,053	10,245,008

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

	2010			2011
Investees	Operating revenue		Net income	Operating revenue	Net income
Cardif Life Insurance	(Won)	789,636	5,935	646,812	4,915
Aju Capital Co., Ltd.		747,093	5,762	730,272	35,423
Macquarie Shinhan Infrastructure Management		23,203	11,248	16,797	8,865
Shinhan Vina Bank(*)		37,440	11,913	48,534	1,857
Pohang TechnoPark 2PFV		—	—	—	(5,038)
Shinhan KT Mobile Card		102	(505)	—	60
Shinhan Corporate Restructuring Fund 5th		489	401	292	252
Shinhan Corporate Restructuring Fund 8th		41	(1,305)	16,513	—
DCC Corporate Restructuring Fund 1st		5,009	4,959	202	121
KTB Corporate Restructuring Fund 18th		10	(469)	—	—
HTIC Corporate Restructuring Fund 2nd		6,954	6,590	—	—
PT Clemont Finance Indonesia		9,206	3,343	7,705	59
Haejin Shipping Co. Ltd.		55,539	421	29,778	696
APC Fund		—	(4,441)	41,635	37,968
Westend Corporate Restructuring Fund		—	2,971	—	939
TSYoon 2nd Corporate Restructuring Fund		467	351	1,220	1,105
SHC-IMM New Growth Fund		73	(343)	65	(334)
SHC-AJU 1st Investment Fund		922	661	9,425	9,161
Now IB Fund 6th		753	676	580	(79)
QCP New Technology Fund 20th		1	(2,833)	1	(2,211)
UAMCO., Ltd.		32,607	9,649	468,220	101,624
Miraeasset 3rd Investment Fund		—	(96)	3,611	3,353
Now IB Fund 8th		105	94	961	933
SHC-AJU 2nd Investment Fund		163	(65)	—	—
Aju-Shinhan 1st Investment Fund		281	270	479	(37)
Aju-Shinhan 2nd Investment Fund		—	—	659	318
Aju-Shinhan 3rd Investment Fund		—	—	161	(352)
Stonebridge New growth Investment Fund		4	(65)	46	(518)
Aju M&A1st Investment Fund		—	(14)	—	—
Petra Private Equity Fund		728	(343)	31,398	25,724
CKD Starbio Venture Fund		—	(27)	—	—
Medici 2nd Investment Fund		—	—	25	(27)

	(Won)	1,710,826	54,738	2,055,391	224,777

(*)	Deemed acquisition date is November 28, 2011

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

17.	Investment properties

(a) Investment properties as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010		December 31, 2010	December 31, 2011
Acquisition cost	(Won)	330,340	294,827	292,956
Accumulated depreciation		—	(8,871)	(17,833)

Book value	(Won)	330,340	285,956	275,123

(*)

In the preparation of the opening IFRS consolidated statement of financial position on the date of transition to IFRS, the Group measured land and buildings at fair value at the date of transition, which is deemed cost, in accordance with IFRS 1 Land and buildings were revalued on January 1, 2010 by an independent valuation service provider. Valuation was based on the recent arm’s length market transactions between knowledgeable and willing parties.

(b) Changes in investment properties for the years ended December 31, 2010 and 2011 were as follows:

	2010		2011
Beginning balance	(Won)	330,340	285,956
Acquisitions		—	17
Disposals		(193)	(23,032)
Depreciation		(8,352)	(9,245)
Amounts transferred from investment property		(35,839)	21,415
Foreign currency adjustment		—	12

Ending balance	(Won)	285,956	275,123

(c) Income and expenses on investment property for the years ended December 31, 2010 and 2011 were as follows:

	2010		2011
Rental Income	(Won)	21,269	26,955
Direct operating expenses for investment properties that generated rental income		8,075	8,299

(d) The fair value of investment property as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010		December 31, 2010	December 31, 2011
Land and buildings	(Won)	330,340	262,620	254,607

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

18.	Other assets

Other assets as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010		December 31, 2010	December 31, 2011
Accounts receivable	(Won)	3,710,030	3,026,007	2,790,826
Domestic exchange settlement debit		946,093	1,242,426	1,876,400
Guarantee deposits		1,251,327	1,293,835	1,329,141
Accrued income		1,256,988	1,295,290	1,557,307
Prepaid expense		194,525	167,926	197,433
Suspense payments		174,052	114,671	122,700
Sundry assets		65,780	73,090	109,088
Separate account assets		1,548,136	1,734,239	1,657,639
Advance payments		173,470	282,160	255,430
Unamortized deferred acquisition cost		789,338	891,318	1,098,230
Other		113,912	74,759	112,927
Present value discount		(123,003)	(118,035)	(99,403)
Allowances for impairment		(206,204)	(128,652)	(119,840)

	(Won)	9,894,444	9,949,034	10,887,878

19.	Lease

(a) Finance lease receivables of the Group as lessor as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010
	Gross investment		Unearned finance income	Present value of minimum lease payment	Unguaranteed residual value
Not later than 1 year	(Won)	654,231	67,967	586,264	—
1 ~ 5 years		1,023,196	100,403	904,365	18,427
Later than 5 years		72,645	15,884	56,761	—

	(Won)	1,750,072	184,254	1,547,390	18,427

	December 31, 2010
	Gross investment		Unearned finance income	Present value of minimum lease payment	Unguaranteed residual value
Not later than 1 year	(Won)	703,559	78,660	624,899	—
1 ~ 5 years		960,364	79,265	870,173	10,926
Later than 5 years		54,696	5,582	49,114	—

	(Won)	1,718,619	163,507	1,544,186	10,926

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

	December 31, 2011
	Gross investment		Unearned finance income	Present value of minimum lease payment	Unguaranteed residual value
Not later than 1 year	(Won)	784,923	86,082	686,907	11,933
1 ~ 5 years		970,068	91,958	878,109	—
Later than 5 years		67,905	5,370	62,535	—

	(Won)	1,822,896	183,410	1,627,551	11,933

(b) The scheduled maturities of minimum lease payments of the Group as lessor as of December 31, 2011 are follows:

i) Finance leases

	December 31, 2011
	Minimum lease payment		Unearned finance income	Present value of minimum lease payment
Not later than 1 year	(Won)	772,989	86,082	686,907
1 ~ 5 years		970,067	91,958	878,109
Later than 5 years		67,905	5,370	62,535

	(Won)	1,810,961	183,410	1,627,551

ii) Operating leases

	December 31, 2011
	Minimum lease payment
Not later than 1 year	(Won)	6,281
1 ~ 5 years		7,078
Later than 5 years		—

	(Won)	13,359

(c) Future minimum lease payments under non-cancellable operating lease of the Group as lessee as of December 31, 2011 are as follows:

	December 31, 2011
	Minimum lease payment
Not later than 1 year	(Won)	70,712
1 ~ 5 years		81,945
Later than 5 years		1,289

	(Won)	153,946

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

20.	Pledged assets

(a) Assets pledged as collateral as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010		December 31, 2010	December 31, 2011
Loans	(Won)	187,931	147,301	154,425
Securities
Trading assets		2,950,298	4,021,168	3,644,128
Available-for-sale financial assets		1,927,152	1,579,223	1,953,753
Held-to-maturity financial assets		5,109,747	4,761,563	5,541,627
Financial assets designated at fair value through profit or loss		77,599	240,428	263,578

		10,064,796	10,602,382	11,403,086

Deposits		1,103	475	—
Real estate		142,783	144,890	108,928

	(Won)	10,396,613	10,895,048	11,666,439

(*)

The carrying amounts of asset pledged that the pledgees have the right to sell or repledge regardless of the Group’s default as of January 1, 2010 and December 31, 2010 and 2011 were (Won)4,918,323 million, (Won)4,620,882 and (Won)4,919,709 million, respectively.

(b) The fair value of collateral held that the Group has the right to sell or repledge regardless of pledger’s default as of January 1, 2010 and December 31, 2010 and 2011 was as follows:

	January 1, 2010
	Collateral held		Collateral sold or repledged
Securities	(Won)	439,700	—

	December 31, 2010
	Collateral held		Collateral sold or repledged
Securities	(Won)	1,200,129	—

	December 31, 2011
	Collateral held		Collateral sold or repledged
Securities	(Won)	781,902	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

21.	Deposits

Deposits as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010		December 31, 2010	December 31, 2011
Demand deposits	(Won)	45,286,831	47,798,778	49,861,856
Time deposits		82,962,243	91,002,529	102,902,575
Negotiable certificates of deposits		7,761,281	3,461,483	2,967,419
Note discount deposits		5,324,541	4,494,294	4,623,801
CMA(*)		1,311,767	1,628,543	1,614,377
Others		1,074,549	1,031,035	1,045,704

	(Won)	143,721,212	149,416,662	163,015,732

(*)	CMA: Cash management account deposits

22.	Trading liabilities

Trading liabilities as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010		December 31, 2010	December 31, 2011
Securities sold
Equity	(Won)	20,572	1,368	49,401
Debt		7,394	622,990	240,930
Gold deposits		318,969	198,619	414,087

	(Won)	346,935	822,977	704,418

23.	Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010		December 31, 2010	December 31, 2011
Equity-linked securities sold	(Won)	746,819	1,510,148	2,927,046
Derivatives-combined securities sold		339,861	443,371	371,363

	(Won)	1,086,680	1,953,519	3,298,409

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

24.	Borrowings

(a) Borrowings as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010
	Interest rate (%)	Amount
Borrowings in won
Borrowings from Bank of Korea	1.25%	(Won)	1,236,146
Others	0.00% ~ 12.00%		4,911,055

			6,147,201

Borrowings in foreign currency
Overdraft due to banks	5.40%		583,851
Borrowings from banks	0.15% ~ 7.58%		2,427,352
Others	1.15% ~ 5.90%		2,281,518

			5,292,721

Call money	0.60% ~ 2.10%		2,440,357
Bill sold	1.50% ~ 6.08%		68,659
Bonds sold under repurchase agreements	0.10% ~ 7.80%		3,358,104
Due to Bank of Korea in foreign currency	0.10%		197,584
Redeemable preferred stock	4.04 ~ 7.86%		178,503
Present value discounts			(10,124)

		(Won)	17,673,005

	December 31, 2010
	Interest rate (%)	Amount
Borrowings in won
Borrowings from Bank of Korea	1.00% ~ 1.25%	(Won)	777,407
Others	0.00% ~ 9.32%		4,909,411

			5,686,818

Borrowings in foreign currency
Overdraft due to banks	0.10% ~ 5.77%		1,191,963
Borrowings from banks	0.57% ~ 5.97%		2,970,828
Others	1.08% ~ 5.90%		2,978,157

			7,140,948

Call money	0.15% ~ 2.80%		1,333,619
Bill sold	1.70% ~ 4.40%		49,140
Bonds sold under repurchase agreements	0.10% ~ 8.84%		3,660,325
Due to Bank of Korea in foreign currency	0.10%		218,591
Present value discounts			(3,982)

		(Won)	18,085,459

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

	December 31, 2011
	Interest rate (%)	Amount
Borrowings in won
Borrowings from Bank of Korea	1.50%	(Won)	796,164
Others	0.00% ~ 6.78%		5,423,558

			6,219,722

Borrowings in foreign currency
Overdraft due to banks	0.89% ~ 2.98%		1,021,187
Borrowings from banks	0.60% ~ 9.26%		3,958,648
Others	0.70% ~ 5.90%		3,299,947

			8,279,782

Call money	0.14% ~ 3.55%		1,309,137
Bill sold	1.70% ~ 6.08%		105,697
Bonds sold under repurchase agreements	0.10% ~ 8.90%		3,890,665
Due to Bank of Korea in foreign currency	0.10%		232,372
Present value discounts			(4,129)

		(Won)	20,033,246

25.	Debt securities issued

Debt securities issued as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010
	Interest rate (%)	Amount
Debt securities issued in won
Debt securities issued	0.00% ~ 9.00%	(Won)	31,034,611
Subordinated debt securities issued	4.56% ~ 8.00%		3,663,544
Loss on fair value hedges			(85,097)
Discount			(42,240)
Premium			7

			34,570,825

Debt securities issued in foreign currency
Debt securities issued	0.86% ~ 8.13%		6,010,481
Subordinated debt securities issued	5.13% ~ 5.75%		758,940
Loss on fair value hedges			33,299
Discount			(10,787)

			6,791,933

		(Won)	41,362,758

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

	December 31, 2010
	Interest rate (%)	Amount
Debt securities issued in won
Debt securities issued	2.34% ~ 10.00%	(Won)	30,904,238
Subordinated debt securities issued	4.56% ~ 8.00%		3,485,824
Loss on fair value hedges			109,854
Discount			(35,821)

			34,464,095

Debt securities issued in foreign currency
Debt securities issued	1.30% ~ 8.13%		5,451,143
Subordinated debt securities issued	5.13% ~ 5.75%		341,670
Loss on fair value hedges			42,044
Discount			(12,684)

			5,822,173

		(Won)	40,286,268

	December 31, 2011
	Interest rate (%)	Amount
Debt securities issued in won
Debt securities issued	0.00% ~ 11.95%	(Won)	29,661,054
Subordinated debt securities issued	4.25% ~ 14.45%		3,983,785
Loss on fair value hedges			87,656
Discount			(58,320)

			33,674,175

Debt securities issued in foreign currency
Debt securities issued	1.05% ~ 8.13%		5,983,933
Loss on fair value hedges			100,717
Discount			(21,867)

			6,062,783

		(Won)	39,736,958

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

26.	Employee benefits

(a) Defined benefit plan assets and liabilities

Defined benefit plan assets and liabilities as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010		December 31, 2010	December 31, 2011
Present value of defined benefit obligation	(Won)	461,113	618,911	877,037
Fair value of plan assets		(314,747)	(448,859)	(602,376)

Recognized liabilities for defined benefit obligation	(Won)	146,366	170,052	274,661

(b) Changes in the present value of defined benefit obligation for the years ended December 31, 2010 and 2011 were as follows:

	2010		2011
Beginning balance	(Won)	461,113	618,911
Current service cost		86,289	102,252
Interest expense		32,313	37,680
Actuarial losses (gains)		74,927	140,811
Foreign exchange adjustments		65	64
Benefit paid by the plan		(35,796)	(22,681)

Ending balance	(Won)	618,911	877,037

(c) Changes in the fair value of plan assets for the years ended December 31, 2010 and 2011 were as follows:

	2010		2011
Beginning balance	(Won)	(314,747)	(448,859)
Expected return on plan assets		(16,339)	(20,640)
Actuarial losses(gains)		90	131
Contributions paid into the plan		(127,943)	(151,142)
Benefit paid by the plan		10,080	18,134

Ending balance	(Won)	(448,859)	(602,376)

(d) Expense recognized in profit or loss for the years ended December 31, 2010 and 2011 were as follows:

	2010		2011
Current service costs	(Won)	86,289	102,252
Interest expense		32,313	37,680
Expected return on plan assets		(16,339)	(20,640)
Actuarial gains (losses)		74,837	140,680

	(Won)	177,100	259,972

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

(e) Historical information of defined benefit plan assets and liabilities as of January 1, 2010 and December 31, 2010 and 2011 was as follows:

	January 1, 2010		December 31, 2010	December 31, 2011
Present value of defined benefit obligation	(Won)	461,113	618,911	877,037
Fair value of plan assets		(314,747)	(448,859)	(602,376)

		146,366	170,052	274,661

Adjustments to defined benefit obligation		—	74,927	140,811
Adjustments to plan assets		—	90	131

(f) Plan assets as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010		December 31, 2010	December 31, 2011
Plan assets
Equity securities	(Won)	23,318	21,424	28,230
Debt securities		—	6	518,647
Due from banks		287,026	423,570	49,025
Other		4,403	3,859	6,474

		314,747	448,859	602,376

(g) Actuarial assumptions as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

January 1, 2010
	Assumptions	Descriptions
Discount rate	5.37% ~ 7.09%	AA Corporate bond yields
Expected return on plan assets	4.38% ~ 6.47%	Weighted average yield for the past
Future salary increasing rate	2.00% ~ 4.06% + Upgrade rate	Average for 5 years

December 31, 2010
	Assumptions	Descriptions
Discount rate	5.89% ~ 6.23%	AA Corporate bond yields
Expected return on plan assets	3.30% ~ 4.38%	Weighted average yield for the past
Future salary increasing rate	2.00% ~ 4.06% + Upgrade rate	Average for 5 years

December 31, 2011
	Assumptions	Descriptions
Discount rate	5.02% ~ 5.37%	AA Corporate bond yields
Expected return on plan assets	3.26% ~ 4.38%	Weighted average yield for the past
Future salary increasing rate	2.00% ~ 4.06% + Upgrade rate	Average for 5 years

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

27.	Provisions

(a) Provisions as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010		December 31, 2010	December 31, 2011
Asset retirement obligation	(Won)	31,818	33,693	35,727
Expected loss related to litigation		109,223	101,132	215,808
Unused credit commitments		464,980	462,478	444,770
Bonus card points program		27,407	25,203	24,439
Financial guarantee contracts issued		106,068	170,982	85,778
Others		42,138	65,869	63,070

	(Won)	781,634	859,357	869,592

(b) Changes in provisions for the years ended December 31, 2010 and 2011 were as follows:

	2010
	Asset retirement		Litigation	Unused credit	Card point	Guarantee	Other	Total
Beginning balance	(Won)	31,818	109,223	464,980	27,407	106,068	42,138	781,634
Provision / reversal		257	6,756	(3,153)	19,395	41,023	34,551	98,829
Provision used		(282)	(14,847)	—	(21,599)	—	(11,049)	(47,777)
Foreign exchange translation		—	—	651	—	(821)	—	(170)
Others		1,900	—	—	—	24,712	229	26,841

Ending balance	(Won)	33,693	101,132	462,478	25,203	170,982	65,869	859,357

	2011
	Asset retirement		Litigation	Unused credit	Card point	Guarantee	Other	Total
Beginning balance	(Won)	33,693	101,132	462,477	25,203	170,983	65,870	859,358
Provision / reversal		297	124,551	(18,570)	17,265	(70,860)	(1,407)	51,276
Provision used		(526)	(9,875)	—	(18,029)	—	(4,751)	(33,181)
Foreign exchange translation		—	—	863	—	1,227	—	2,090
Others		2,263	—	—	—	(15,572)	3,358	(9,951)

Ending balance	(Won)	35,727	215,808	444,770	24,439	85,778	63,070	869,592

(*)	Provisions for card point were classified as fees and commission expense

(c) Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which is discounted to the present value using the appropriate discount rate at the end of the reporting period. Disbursements of such costs are expected to incur at the end of lease contract. Such costs are reasonably estimated using the average lease year and the average restoration expenses. The average lease year is calculated based on the past ten-year historical data of the expired leases. The average restoration expense is calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

(d) Allowance for guarantees and acceptances as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010		December 31, 2010	December 31, 2011
Guarantees and acceptances outstanding	(Won)	8,643,747	8,604,676	10,174,850
Contingent guarantees and acceptances		6,936,162	7,114,238	6,882,438
ABS and ABCP purchase commitments		3,706,044	2,688,977	1,605,269
Endorsed bill		51,652	12,119	9,748

	(Won)	19,337,605	18,420,010	18,672,305

Allowance for loss on guarantees and acceptances	(Won)	106,068	170,982	85,778
Ratio		0.55%	0.93%	0.46%

28.	Liability under insurance contracts

(a) Insurance liabilities as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010		December 31, 2010	December 31, 2011
Policy reserve	(Won)	7,467,830	8,978,760	10,861,243
Policyholder’s equity adjustment		1,300	7,620	6,011

	(Won)	7,469,130	8,986,380	10,867,254

(b) Policy reserve as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010		December 31, 2010	December 31, 2011
Insurance policy reserve
Interest rate linked	(Won)	3,416,176	4,608,499	6,055,822
Fixed interest rate		3,859,467	4,120,643	4,486,193

		7,275,643	8,729,142	10,542,015

Investment contract including discretionary participation feature
Interest rate linked		192,187	249,618	319,228

	(Won)	7,467,830	8,978,760	10,861,243

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

(c) The details of policy reserves as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010
	Individual insurance
	Pure endowment		Death	Endowment	Subtotal
Premium reserve	(Won)	1,850,986	4,055,728	1,055,534	6,962,248
Guarantee reserve		6,522	731	328	7,581
Unearned premium reserve		13	866	3	882
Reserve for outstanding claims		31,488	322,897	19,768	374,153
Interest rate difference guarantee reserve		2,864	312	26	3,202
Mortality gains reserve		8,531	9,149	525	18,205
Interest gains reserve		775	424	37	1,236
Long term duration dividend reserve		84	20	2	106
Reserve for policyholder’s profit dividend		3,450	—	—	3,450

	(Won)	1,904,713	4,390,127	1,076,223	7,371,063

	Group insurance
	Pure protection		Savings	Subtotal	Total
Premium reserve	(Won)	57,723	438	58,161	7,020,409
Guarantee reserve		—	—	—	7,581
Unearned premium reserve		1,620	—	1,620	2,502
Reserve for outstanding claims		36,981	—	36,981	411,134
Interest rate difference guarantee reserve		—	—	—	3,202
Mortality gains reserve		5	—	5	18,210
Interest gains reserve		—	—	—	1,236
Long term duration dividend reserve		—	—	—	106
Reserve for policyholder’s profit dividend		—	—	—	3,450

	(Won)	96,329	438	96,767	7,467,830

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

	December 31, 2010
	Individual insurance
	Pure endowment		Death	Endowment	Subtotal
Premium reserve	(Won)	2,120,412	4,487,431	1,780,827	8,388,670
Guarantee reserve		12,217	10	561	12,788
Unearned premium reserve		13	772	1	786
Reserve for outstanding claims		34,993	375,553	39,347	449,893
Interest rate difference guarantee reserve		2,760	294	23	3,077
Mortality gains reserve		8,716	9,463	501	18,680
Interest gains reserve		2,010	406	33	2,449
Long term duration dividend reserve		81	18	2	101
Reserve for policyholder’s profit dividend		6,355	—	—	6,355

	(Won)	2,187,557	4,873,947	1,821,295	8,882,799

	Group insurance
	Pure protection		Savings	Subtotal	Total
Premium reserve	(Won)	57,410	451	57,861	8,446,531
Guarantee reserve		—	—	—	12,788
Unearned premium reserve		439	—	439	1,225
Reserve for outstanding claims		37,656	—	37,656	487,549
Interest rate difference guarantee reserve		—	—	—	3,077
Mortality gains reserve		5	—	5	18,685
Interest gains reserve		—	—	—	2,449
Long term duration dividend reserve		—	—	—	101
Reserve for policyholder’s profit dividend		—	—	—	6,355

	(Won)	95,510	451	95,961	8,978,760

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

	December 31, 2011
	Individual insurance
	Pure endowment		Death	Endowment	Subtotal
Premium reserve	(Won)	2,411,566	5,065,110	2,715,919	10,192,595
Guarantee reserve		7,857	2,664	186	10,707
Unearned premium reserve		6	750	1	757
Reserve for outstanding claims		43,705	432,549	60,705	536,959
Interest rate difference guarantee reserve		2,650	275	22	2,947
Mortality gains reserve		8,318	8,741	444	17,503
Interest gains reserve		5,024	385	31	5,440
Long term duration dividend reserve		77	17	2	96
Reserve for policyholder’s profit dividend		7,053	—	—	7,053

	(Won)	2,486,256	5,510,491	2,777,310	10,774,057

	Group insurance
	Pure protection		Savings	Subtotal	Total
Premium reserve	(Won)	50,559	465	51,024	10,243,619
Guarantee reserve		—	—	—	10,707
Unearned premium reserve		798	—	798	1,555
Reserve for outstanding claims		35,360	—	35,360	572,319
Interest rate difference guarantee reserve		—	—	—	2,947
Mortality gains reserve		4	—	4	17,507
Interest gains reserve		—	—	—	5,440
Long term duration dividend reserve		—	—	—	96
Reserve for policyholder’s profit dividend		—	—	—	7,053

	(Won)	86,721	465	87,186	10,861,243

(d) Reinsurance credit risk as of January 1, 2010, and December 31, 2010 and 2011 were as follows:

	January 1, 2010
	Reinsurance assets		Reinsurance account receivable
AA- to AA+	(Won)	249	86
A- to A+		1,344	29,123

	(Won)	1,593	29,209

	December 31, 2010
	Reinsurance assets		Reinsurance account receivable
AA- to AA+	(Won)	199	1,119
A- to A+		1,142	24,046

	(Won)	1,341	25,165

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

	December 31, 2011
	Reinsurance assets		Reinsurance account receivable
AA- to AA+	(Won)	295	—
A- to A+		1,094	—

	(Won)	1,389	—

(e) Income or expenses on insurance for the years ended December 31, 2010 and 2011 were as follows:

	2010		2011
Insurance income
Premium income	(Won)	3,109,610	3,553,537
Reinsurance income		99,329	7,528
Separate account income		69,888	22,008

		3,278,827	3,583,073

Insurance expenses
Claims paid		1,255,901	1,329,067
Reinsurance premium expenses		99,451	6,733
Provision for policy reserves		1,510,472	1,882,436
Separate account expenses		69,888	22,008
Discount charge		361	332
Acquisition costs		508,805	656,236
Collection expenses		11,498	12,373
Deferred acquisition costs(-)		(470,579)	(622,198)
Amortization of deferred acquisition costs		368,599	415,287

		3,354,396	3,702,274

Net loss on insurance	(Won)	(75,569)	(119,201)

(f) Maturity of premium reserve as of January 1, 2010 and December 31, 2010 and 2011 was as follows:

	January 1, 2010
	Less than 1 year		1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Interest rate linked	(Won)	56,175	24,579	177,134	132,092	196,904	2,765,169	3,352,053
Fixed interest rate		9,966	42,116	141,144	213,971	1,251,301	1,822,732	3,481,230
Others		183	373	921	284	1,376	183,989	187,126

Ending balance	(Won)	66,324	67,068	319,199	346,347	1,449,581	4,771,890	7,020,409

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

	December 31, 2010
	Less than 1 year		1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Interest rate linked	(Won)	16,291	12,444	168,213	499,830	240,197	3,554,145	4,491,120
Fixed interest rate		11,496	82,176	114,493	325,936	1,187,025	1,993,938	3,715,064
Others		153	1,179	47,466	32,185	90,759	68,605	240,347

Ending balance	(Won)	27,940	95,799	330,172	857,951	1,517,981	5,616,688	8,446,531

	December 31, 2011
	Less than 1 year		1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Interest rate linked	(Won)	5,342	137,826	128,667	945,079	463,675	4,206,526	5,887,115
Fixed interest rate		27,535	100,440	130,116	379,365	1,232,174	2,180,838	4,050,468
Others		—	3	1,157	446	1,879	302,551	306,036

Ending balance	(Won)	32,877	238,269	259,940	1,324,890	1,697,728	6,689,915	10,243,619

(g) Liability adequacy test, LAT

Liability adequacy tests were performed on the premium reserve, unearned premium reserve and guarantee reserve as of March 31, 2011 of contract held at December 31, 2010. The premium reserve considered the amount net level premium reserve less, where appropriate, deferred acquisition cost in accordance with the article 6-3 of Regulation on Supervision of Insurance Business Act. As a result, LAT surplus was (Won)1,697,342 million. However, liability adequacy test as of December 31, 2011 was not performed since there had not been any significant changes in the estimation, compared with the preceding test.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

The assumptions of the current estimation used to assessment and their basis for calculation was as follows:

	Assumption	Measurement basis
Discount rate	4.96% ~ 5.41%	Future rate of return on invested asset based on the rate scenario suggested by FSS.

Mortality rate	15% ~ 155%	Rate of premium paid on risk premium based on experience-based rate by classes of sales channel, product and transition period of last 5 years.

Operating expense rate	Acquisition cost — The first time: 131.6% ~ 378.7% — From the second time: 0% ~ 34.5% Maintenance expense (each case): 1,170won ~ 8,589won Collection expenses (on gross premium): 0.11% ~ 1.71%	Operating expense rate on gross premium or expense per contract based on experience-based rate of last 1 year

Surrender ratio	0.3% ~ 46.1%	Surrender ratio by classes of sales channel, product and transition period of last 5 years.

Sensitivity analysis as of December 31, 2010 is as follows:

LAT fluctuation
Discount rate increased by 0.5%	(534,215)
Discount rate decreased by 0.5%	593,771
Operating expense increased by 10%	154,445
Mortality rate increased by 10%	309,112
Mortality rate increased by 5%	154,556
Surrender ratio increased by 10%	110,635

Sensitivity analysis as of December 31, 2011 was not performed since there have not been any significant changes in the estimation, compared with the previous period. Meanwhile, sensitivity analysis as above, as increase in LAT does not exceed present LAT surplus, profit or loss and equity are not affected.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

29.	Other liabilities

Other liabilities as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010		December 31, 2010	December 31, 2011
Accounts payable	(Won)	4,332,379	3,662,701	7,537,921
Accrued expenses		3,029,404	3,143,429	3,403,326
Dividend payable		3,754	23,721	25,987
Advance receipts		86,905	125,109	86,651
Unearned income(*)		286,764	291,964	335,845
Withholding value-added tax and other taxes		241,509	356,341	261,811
Securities deposit received		588,379	722,470	720,594
Foreign exchange remittances pending		246,906	170,762	202,365
Domestic exchange remittances pending		2,376,854	2,438,815	2,129,833
Borrowing from trust account		1,475,801	1,841,227	1,474,568
Due to agencies		398,519	434,044	394,206
Deposits for subscription		11,853	14,961	45,444
Other		2,991,812	3,615,440	3,253,185
Present value discount account		(30,905)	(29,424)	(29,568)

	(Won)	16,039,934	16,811,560	19,842,168

(*)	Changes in deferred (unearned) point income for the years ended December 31, 2010 and 2011 are as follows:

	2010		2011
Beginning balance	(Won)	115,674	138,940
Deferred income		146,013	171,061
Recognized income		122,747	159,824

Ending balance	(Won)	138,940	150,177

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won, except per share data)

30.	Equity

(a) Equity as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010		December 31, 2010	December 31, 2011
Capital stock:
Common stock	(Won)	2,370,998	2,370,998	2,370,998
Preferred stock		218,555	218,555	274,055

		2,589,553	2,589,553	2,645,053

Hybrid bond		—	—	238,582
Capital surplus:
Share premium		8,444,105	8,444,105	9,494,769
Others		390,866	390,866	392,080

		8,834,971	8,834,971	9,886,849

Capital adjustments		(390,866)	(390,853)	(392,654)
Accumulated other comprehensive income, net of tax:
Valuation gain(loss) on available-for-sale financial assets		1,494,521	1,668,944	1,208,744
Equity in other comprehensive income of associates		(22,075)	(1,313)	1,404
Foreign currency translation adjustments for foreign operations		—	(17,927)	(1,841)
Net loss from cash flow hedges		(35,416)	(21,930)	(20,501)
Other comprehensive income of separate account		18	1,721	1,142

		1,437,048	1,629,495	1,188,948

Retained earnings:
Legal reserve(*)		1,021,878	1,152,507	1,390,625
Retained earnings		8,784,886	10,918,714	9,439,098

		9,806,764	12,071,221	10,829,723

Non-controlling interest		2,464,923	2,460,838	2,462,304

	(Won)	24,742,393	27,195,225	26,858,805

(*)

Legal reserve was restricted for the dividend to stockholders by law or legislation. According to the article 53 of the Financial Holding Companies Act, the controlling company is required to appropriate a legal reserve in an amount equal to at least 10% of cash dividends for each accounting period until the reserve equals 100% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to common stocks in connection with a free issue of shares

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won, except per share data)

(b) Capital stock

i) Capital stock of the Group as of December 31, 2010 and 2011 was as follows:

Number of authorized shares		1,000,000,000
Par value per share in won	(Won)	5,000
Number of issued common stocks outstanding		474,199,587
Number of issued preferred stocks outstanding
— As of December 31, 2010		43,711,000
— As of December 31, 2011		54,811,000

ii) Preferred stocks issued by the Group as of December 31, 2011 were as follows:

	Number of shares	Predetermined dividend rate (%) (*1)	Redeemable period
Redeemable preferred stock:
Series 10(*2)	28,990,000	7.00%	January 25, 2012 - January 25, 2027
Convertible redeemable preferred stock:
Series 11(*3)	14,721,000	3.25%	January 25, 2012 - January 25, 2027
Redeemable preferred stock:
Series 12(*2)	11,100,000	5.58%	April 21, 2016 - April 21, 2031

	54,811,000

(*1)	Based on initial issuance price

(*2)

The Group maintains the right to redeem Series 10 and Series 12 redeemable preferred stock in part or in its entirety within the redeemable year. If the preferred shares are not redeemed by the end of the redeemable year, those rights will lapse.

(*3)	Details with respect to the conversion right of the Group are as follows:

Conversion year : January 26, 2008 — January 25, 2012

Conversion ratio : One common stock per one preferred stock

Conversion price in won : (Won)57,806

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won, except per share data)

The following redeemable preferred stocks classified as financial liabilities were redeemed as of December 31, 2011. As a result, the amount of capital stock (preferred stock) in accordance with the Commercial Act differs from the total par value of the outstanding capital stock (preferred stock).

Redemption year	Redeemable preferred stock	Number of shares redeemed	Par value
2010	Series 5	9,316,793	(Won)	46,584
	Series 8	66,666		333
2009	Series 4	9,316,792		46,584
2008	Series 3	9,316,792		46,584
	Series 7	2,433,334		12,167
2007	Series 2	9,316,792		46,584
2006	Series 1	9,316,792		46,584
	Series 6	3,500,000		17,500

Preferred stock classified as financial liabilities		52,583,961	(Won)	262,920

Preferred stock classified as an equity instrument			(Won)	274,055

Capital stock (preferred stock) under the Commercial Act			(Won)	536,975

(c) Hybrid bond

Hybrid bond classified as other equity as of December 31, 2011 is as follows:

	Issue date	Maturity date	Amount	Interest rate (%)
Hybrid bond	(Won) October 24, 2011	October 24, 2041	238,582	5.8%

Hybrid bond could be redeemed early by the Group from 2017 or 5 years after issue date and the maturity could be extended at maturity date on the same terms. In addition, interests are not paid when there are no dividends on common stockholders.

(d) Capital adjustments

Changes in capital adjustments for the years ended December 31, 2010 and 2011 were as follows:

	2010		2011
Beginning balance	(Won)	(390,866)	(390,853)
Changes in a parent’s ownership interest in a subsidiary		62	(1,801)
Other transactions with owners		(49)	—

Ending balance	(Won)	(390,853)	(392,654)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won, except per share data)

(e) Accumulated other comprehensive income

i) Changes in accumulated other comprehensive income for the years ended December 31, 2010 and 2011 were as follows:

	2010
	Valuation gain (loss) on available-for- sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other Comprehensive income of separate account	Total
Beginning balance	(Won)	1,494,521	(22,075)	—	(35,416)	18	1,437,048
Fair value evaluation		956,273	26,586	—	—	2,078	984,937
Reclassification		(742,694)	—	—	75,054	—	(667,640)
Hedging		26,012	—	(16,941)	(58,347)	—	(49,276)
Effects from exchange rate fluctuations		(3,385)	—	(988)	—	—	(4,373)
Deferred income taxes		(60,993)	(5,824)	(81)	(3,221)	(375)	(70,494)
Non-controlling interest		(790)	—	83	—	—	(707)

Ending balance	(Won)	1,668,944	(1,313)	(17,927)	(21,930)	1,721	1,629,495

	2011
	Valuation gain (loss) on available-for- sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other Comprehensive income of separate account	Total
Beginning balance	(Won)	1,668,944	(1,313)	(17,927)	(21,930)	1,721	1,629,495
Fair value evaluation		424,365	3,172	—	—	(681)	426,856
Reclassification		(956,829)	—	—	(37,345)	—	(994,174)
Hedging		(8,318)	—	(4,790)	38,569	—	25,461
Effects from exchange rate fluctuations		17	—	16,201	—	—	16,218
Deferred income taxes		80,329	(455)	4,709	205	102	84,890
Non-controlling interest		236	—	(34)	—	—	202

Ending balance	(Won)	1,208,744	1,404	(1,841)	(20,501)	1,142	1,188,948

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won, except per share data)

(f) Appropriation of retained earnings

Consolidated statements of appropriation of retained earnings for the years ended December 31, 2010 and 2011 were as follows:

	2010		2011
Unappropriated retained earnings:
Balance at beginning of year	(Won)	7,950,799	7,744,070
Repayment of preferred stock		—	(3,752,679)
Interest on hybrid bond		—	(2,594)
Net income		617,625	1,672,908

		8,568,424	5,661,705

Appropriation of retained earnings:
Legal reserve		238,118	167,291
Regulatory reserve for loan loss		—	18,687
Dividends
Dividends on common stock		355,650	355,650
Dividends on preferred stock paid		230,586	273,858

		586,236	629,508

		824,354	815,486

Unappropriated retained earnings to be carried over to subsequent year	(Won)	7,744,070	4,846,219

(*)	These statements of appropriation of retained earnings were based on the separate financial statements of the parent company.

(g) Regulatory reserve for loan loss

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by IFRS and Regulations for the Supervision of Financial Institutions at the account of reserve for regulatory reserve for loan loss. The amount to be appropriated as regulatory reserve for loan loss is (Won)1,976,425 million for the year ended December 31, 2011 which is not available for the payment of cash dividends.

31.	Dividends

(a) Details of dividends recognized as distributions to common stockholders for the years ended December 31, 2010 and 2011 are as follows:

	2010		2011
Total number of shares issued and outstanding	(Won)	474,199,587	474,199,587
Par value per share in won		5,000	5,000
Dividend per share in won		750	750

Dividends	(Won)	355,650	355,650

Dividend rate per share (%)		15%	15%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won, except per share data)

(b) Details of dividends recognized as distributions to preferred stockholders for the years ended December 31, 2010 and 2011 are as follows:

	2010
	Total shares outstanding	Dividend per share in won		Total dividend	Issue price per share in won	Dividend rate per issue price
Redeemable preferred stock Series 10	28,990,000	(Won)	7,000	202,930	100,000	7.00%
Convertible redeemable preferred stock Series 11	14,721,000		1,879	27,656	57,806	3.25%

	43,711,000	(Won)		230,586

	2011
	Total shares outstanding	Dividend per share in won		Total dividend	Issue price per share in won	Dividend rate per issue price
Redeemable preferred stock Series 10	28,990,000	(Won)	7,000	202,930	100,000	7.00%
Convertible redeemable preferred stock Series 11	14,721,000		1,879	27,656	57,806	3.25%
Convertible redeemable preferred stock series 12(*)	11,100,000		3,898	43,272	100,000	5.58%

	54,811,000	(Won)		273,858

(*)	Dividend has been calculated from the date of issue, 255 days from April 21, 2011 and regarding dividend rate is annualized.

(c) The calculation of dividend for hybrid bond is as follows:

	December 31, 2011
Amount of hybrid bond	(Won)	240,000
Interest rate		5.8%

Dividend(*)	(Won)	2,594

(*)	Dividend has been calculated from the date of issue, 69 days from October 24, 2011 and regarding dividend rate is annualized.

(d) There is no unrecognized dividend on cumulative preferred stocks as of December 31, 2010 and 2011.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

32.	Net interest income

Net interest income for the years ended December 31, 2010 and 2011 were as follows:

	2010		2011
Interest income
Cash and due from banks	(Won)	168,530	248,571
Trading assets		346,387	394,296
Financial assets designated at fair value through profit or loss		11,943	19,743
Available-for-sale financial assets		961,865	1,025,523
Held-to-maturity financial assets		687,373	642,931
Loans		10,570,658	11,281,606
Others		161,978	168,044

		12,908,734	13,780,714

Interest expense
Deposits		3,935,630	4,181,049
Borrowings		390,271	485,253
Debt securities issued		2,041,212	1,942,850
Others		69,005	91,591

		6,436,118	6,700,743

Net interest income	(Won)	6,472,616	7,079,971

Accrued interest recognized on impaired financial assets for the years ended December 31, 2010 and 2011 were (Won)82,220 million and (Won)86,853 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

33.	Net fees and commission income

Net fees and commission income for the years ended December 31, 2010 and 2011 were as follows:

	2010		2011
Fees and commission income
Credit placement fees	(Won)	48,226	50,440
Commission received as electronic charge receipt		141,767	145,449
Brokerage fees		510,115	495,082
Commission received as agency		111,951	114,970
Investment banking fees		84,475	68,856
Commission received in foreign exchange activities		158,345	161,887
Asset management fees		68,396	68,289
Credit card fees		1,894,986	2,020,010
Others		378,986	432,149

		3,397,247	3,557,132

Fees and commission expense
Credit-related fee		13,591	25,148
Credit card fees		1,387,506	1,544,291
Others		238,312	228,522

		1,639,409	1,797,961

Net fees and commission income	(Won)	1,757,838	1,759,171

34.	Dividend income

Dividend income for the years ended December 31, 2010 and 2011 were as follows:

	2010		2011
Trading assets	(Won)	2,701	2,290
Available-for-sale financial assets		214,750	206,570

	(Won)	217,451	208,860

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

35.	Net trading income

Net trading income(loss) for the years ended December 31, 2010 and 2011 were as follows:

	2010		2011
Trading assets
Gain on valuation of debt securities	(Won)	50,523	1,731
Gain on sale of debt securities		27,954	4,603
Gain (loss) on valuation of equity securities		24,385	(3,304)
Gain (loss) on sale of equity securities		52,345	(36,315)
Gain on valuation of other trading assets		54,010	23,939

		209,217	(9,346)

Trading liabilities
Gain (loss) on valuation of securities sold		325	(251)
Loss on disposition of securities sold		(19,911)	(22,284)
Loss on valuation of other trading liabilities		(67,261)	(29,670)
Gain (loss) on disposition of other trading liabilities		(117)	5,308

		(86,964)	(46,897)

Derivatives
Gain (loss) on valuation of derivatives		100,136	(93,403)
Gain on transaction of derivatives		110,147	17,798

		210,283	(75,605)

	(Won)	332,536	(131,848)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

36.	Net gain (loss) on financial instruments designated at fair value through profit or loss

Net gain (loss) on financial instruments designated at fair value through profit or loss for the years ended December 31, 2010 and 2011 were as follows:

	2010		2011
Assets
Cash and due from banks
Gain on valuation	(Won)	43,193	32,731
Debt securities
Gain (loss) on valuation		15,846	(20,684)
Gain on sale and redemption		18,973	12,206

		34,819	(8,478)

Equity securities
Dividend income		1,248	1,405
Loss on valuation		(35,050)	(27,596)
Gain on sale		14,522	18,864

		(19,280)	(7,327)

Liabilities
Borrowings
Gain (loss) on valuation		(96,630)	239,011
Loss on disposal and redemption		(86,859)	(84,026)

		(183,489)	154,985

	(Won)	(124,757)	171,911

37.	Net impairment loss on financial assets

Net impairment loss on financial assets for the years ended December 31, 2010 and 2011 were as follows:

	2010		2011
Impairment loss
Loans	(Won)	1,300,799	864,060
Available-for-sale financial assets		90,506	110,481
Other		—	31,946
Investments in associates		79,933	4,351

		1,471,238	1,010,838

Reversal of impairment loss
Available-for-sale financial assets		24,719	23,529
Others		30,472	—

		55,191	23,529

	(Won)	1,416,047	987,309

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

38.	General and administrative expenses

General and administrative expenses for the years ended December 31, 2010 and 2011 were as follows:

	2010		2011
Employee benefits	(Won)	1,626,658	1,866,161
Salaries		1,433,002	1,508,474
Severance benefits		193,057	278,545
Defined contribution		15,957	18,573
Defined benefit		177,100	259,972
Termination benefits		599	79,142
Other employee benefits		614,762	623,755
Rent		278,757	294,178
Entertainment		30,282	35,321
Depreciation		252,157	211,771
Amortization		52,241	75,963
Taxes and dues		130,357	145,685
Advertising		228,544	230,633
Research		10,924	10,819
Others		622,992	641,071

	(Won)	3,847,674	4,135,357

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won, except per share data)

39.	Share-based payments

(a) Stock options granted as of December 31, 2011 were as follows:

	4th grant	5th grant	6th grant	7th grant
Grant date	March 30, 2005	March 21, 2006	March 20, 2007	March 19, 2008
Exercise price in won	(Won)28,006	(Won)38,829	(Won)54,560	(Won)49,053
Number of shares granted	2,695,200	3,296,200	1,301,050	808,700
Contractual exercise year	Within 4 years after 3 years from grant date	Within 4 years after 3 years from grant date	Within 4 years after 3 years from grant date	Within 4 years after 3 years from grant date
Changes in number of shares granted:
Balance at January 1, 2011	1,582,484	2,526,903	1,082,469	661,804
Exercised or canceled	(915,592)	(491,767)	(56,613)	(42,026)

Balance at December 31, 2011	666,892	2,035,136	1,025,856	619,778

Assumptions used to determine the fair value of options:
Risk-free interest rate	3.34%	3.34%	3.34%	3.33%
Expected exercise year	2 months	8 months	1 year 2 months	1 year 8 months
Expected stock price volatility	34.85%	36.56%	32.42%	30.01%
Expected dividend yield	1.41%	1.41%	1.41%	1.41%
Weighted average fair value per share	(Won)11,792	(Won)5,115	(Won)1,644	(Won)3,313

The weighted average exercise price for (Won)4,347,662 options outstanding as of December 31, 2011 is (Won)42,338.

(b) Performance shares granted as of December 31, 2011 were as follows:

Content
Type	Cash-settled share-based payment
Performance conditions	Increase rate of stock price and achievement of target ROE
Number of shares estimated at December 31, 2011	436,894
Fair value per share in won	(Won)39,750

The amount of cash payment for the Group’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week. The fair value of cash payment is estimated using the closing share price at the end of reporting year.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won, except per share data)

(c) Share-based compensation costs for the years ended December 31, 2010 and 2011 were as follows:

	2010
	Employee of
	Shinhan Financial Group		Subsidiaries	Total
Stock options granted :
4th	(Won)	2,379	9,652	12,031
5th		934	4,240	5,174
6th		(110)	(1,027)	(1,137)
7th		758	2,697	3,455
Performance share		1,618	9,123	10,741

	(Won)	5,579	24,685	30,264

	2011
	Employee of
	Shinhan Financial Group		Subsidiaries	Total
Stock options granted :
4th	(Won)	(2,615)	(10,105)	(12,720)
5th		(3,656)	(19,130)	(22,786)
6th(*)		(1,073)	(4,784)	(5,857)
7th(*)		(1,642)	(5,854)	(7,496)
Performance share(*)		296	6,330	6,626

	(Won)	(8,690)	(33,543)	(42,233)

(*)	Includes (Won)1,474 million of reversal of share-based compensation costs.

(d) Accrued expenses and the intrinsic value as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010
	Employee of
	Shinhan Financial Group		Subsidiaries	Total
Stock options granted :
4th	(Won)	5,670	25,136	30,806
5th		5,595	28,612	34,207
6th		1,392	7,250	8,642
7th		1,210	4,827	6,037

	(Won)	13,867	65,825	79,692

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won, except per share data)

The intrinsic value of share-based payments is (Won)38,421 million based on the quoted market price (Won)43,200 per share for stock options and performance share.

	December 31, 2010
	Employee of
	Shinhan Financial Group		Subsidiaries	Total
Stock options granted:
4th	(Won)	7,862	31,714	39,576
5th		6,455	32,065	38,520
6th		1,282	6,262	7,544
7th		1,968	7,581	9,549
Performance share		1,618	9,123	10,741

	(Won)	19,185	86,745	105,930

The intrinsic value of share-based payments is (Won)88,237 million based on the quoted market price (Won)52,900 per share for stock options and performance share.

	December 31, 2011
	Employee of
	Shinhan Financial Group		Subsidiaries	Total
Stock options granted:
4th	(Won)	1,299	6,565	7,864
5th		1,562	8,847	10,409
6th		209	1,478	1,687
7th		327	1,726	2,053
Performance share		1,914	15,453	17,367

	(Won)	5,311	34,069	39,380

The intrinsic value of share-based payments is (Won)27,073 million based on the quoted market price (Won)39,750 per share for stock options and performance share.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

40.	Net other operating expenses

Other operating income and other operating expense for the years ended December 31, 2010 and 2011 were as follows:

	2010		2011
Other operating income
Gain on sale of assets:
Loans	(Won)	33,226	95,926
Property and equipment		1,004	925
Investment property		—	5
Non-current assets held-for-sale		—	1
Others		—	776

		34,230	97,633

Others:
Gain on hedge activity		469,814	321,444
Reversal of allowance for acceptances and guarantee		—	70,860
Gain on trust account		3,004	1,025
Rental income on investment property		21,269	26,955
Others		291,708	269,235

		785,795	689,519

		820,025	787,152

Other operating expense
Loss on sale of assets:
Loans		46,047	57,806
Property and equipment		7,867	1,910
Investment property		5	—
Non-current assets held-for-sale		—	1,531
Others		256	107

		54,175	61,354

Others:
Loss on hedge activity		541,781	276,088
Loss on allowance for acceptances and guarantee		41,023	—
Loss on other allowance		27,454	100,589
Contribution to fund		229,908	239,841
Donations		126,643	117,887
Depreciation of investment properties		8,352	9,245
Impairment loss on Intangible asset		—	39,674
Others(*)		462,205	514,119

		1,437,366	1,297,443

		1,491,541	1,358,797

Net other operating expenses	(Won)	(671,516)	(571,645)

(*)	Consist of deposit insurance premium, depreciation expense on operating lease assets and etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

41.	Income tax expense

(a) Income tax expense for the years ended December 31, 2010 and 2011 were as follows:

	2010		2011
Current income tax expense	(Won)	799,551	1,013,109
Adjustment for prior periods		(220,967)	(30,798)
Origination and reversal of temporary differences		61,686	(147,061)
Income tax recognized in other comprehensive income		(69,895)	84,679

Income tax expenses	(Won)	570,375	919,929

(b) Income tax expense (benefit) is calculated by multiplying net income before tax with the tax rate for the years ended December 31, 2010 and 2011 was as follows:

	2010		2011
Income before income taxes	(Won)	3,429,805	4,192,562
Income taxes at statutory tax rates		829,814	1,014,476
Adjustments :
Non-taxable income		(45,672)	(49,363)
Non-deductible expense		9,027	8,312
Tax credit		(9,152)	(9,228)
Other		7,325	(13,470)
Refund due to adjustments of prior year tax returns		(220,967)	(30,798)

Income tax expense	(Won)	570,375	919,929

Effective tax rate (%)		16.63%	21.94%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2010 and 2011 are as follows:

	2010
	Beginning balance		Profit or loss	Other comprehensive income	Ending balance
Unearned income	(Won)	(13,311)	(80,180)	—	(93,491)
Account receivable		26,986	(50,906)	—	(23,920)
Trading assets		(1,106)	(3,044)	—	(4,150)
Available-for-sale		(63,921)	(28,213)	(60,769)	(152,903)
Investment in subsidiaries		4,073	7,344	(5,824)	5,593
Valuation and depreciation of property and equipment		(206,274)	58,353	—	(147,921)
Derivative asset (liability)		45,313	84,580	(3,221)	126,672
Deposits		19,063	7,358	—	26,421
Accrued expenses		21,663	28,483	—	50,146
Defined benefit obligation		61,752	36,611	—	98,363
Plan assets		(49,956)	(25,718)	—	(75,674)
Other provisions		158,892	78,138	—	237,030
Allowance for acceptances and guarantees		13,921	32,071	—	45,992
Allowance related to asset revaluation		(45,098)	—	—	(45,098)
Deemed dividend		5,179	4,632	—	9,811
Accrued contributions		20,193	(9,482)	—	10,711
Financial assets designated at fair value through profit of loss		(2,475)	(24,706)	—	(27,181)
Allowances		(226,070)	49,257	—	(176,813)
Fictitious dividend		14	1,067	—	1,081
Liability under insurance contracts		1,835	979	—	2,814
Other		172,872	(158,415)	(81)	14,376

	(Won)	(56,455)	8,209	(69,895)	(118,141)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

	2011
	Beginning balance		Profit or loss	Other comprehensive income	Ending balance
Unearned income	(Won)	(93,491)	(40,908)	—	(134,399)
Account receivable		(23,920)	5,876	—	(18,044)
Trading assets		(4,150)	(1,515)	—	(5,665)
Available-for-sale		(152,903)	76,329	80,220	3,646
Investment in subsidiaries		5,593	868	(455)	6,006
Valuation and depreciation of property and equipment		(147,921)	(14,978)	—	(162,899)
Derivative asset (liability)		126,672	(93,115)	205	33,762
Deposits		26,421	11,087	—	37,508
Accrued expenses		50,146	19,561	—	69,707
Defined benefit obligation		98,363	33,695	—	132,058
Plan assets		(75,674)	(51,670)	—	(127,344)
Other provisions		237,030	23,367	—	260,397
Allowance for acceptances and guarantees		45,992	(19,452)	—	26,540
Allowance related to asset revaluation		(45,098)	225	—	(44,873)
Deemed dividend		9,811	(8,477)	—	1,334
Accrued contributions		10,711	9,571	—	20,282
Financial assets designated at fair value through profit of loss		(27,181)	(25,461)	—	(52,642)
Allowances		(176,813)	186,394	—	9,581
Fictitious dividend		1,081	(4)	—	1,077
Liability under insurance contracts		2,814	(223)	—	2,591
Other		14,376	(48,788)	4,709	(29,703)

	(Won)	(118,141)	62,382	84,679	28,920

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

(d) Deferred tax assets and liabilities that were directly charged or credited to equity for the years ended December 31, 2010 and 2011 were as follows:

	January 1, 2010			Changes		December 31, 2010
	Other comprehensive income		Tax effect	Other comprehensive income	Tax effect	Other comprehensive income	Tax effect
Valuation gain(loss) on available-for-sale financial assets	(Won)	1,899,208	(404,687)	235,192	(60,769)	2,134,400	(465,456)
Foreign currency translation adjustments for foreign operations		—	—	(17,846)	(81)	(17,846)	(81)
Gain(loss) on cash flow hedge		(44,977)	9,561	16,707	(3,221)	(28,270)	6,340
Equity in other comprehensive income of associates		(28,238)	6,163	26,586	(5,824)	(1,652)	339
The accumulated other comprehensive income in separate account		22	(4)	2,078	(375)	2,100	(379)

Income tax charged or credited directly to equity	(Won)	1,826,015	(388,967)	262,717	(70,270)	2,088,732	(459,237)

	December 31, 2010			Changes		December 31, 2011
	Other comprehensive income		Tax effect	Other comprehensive income	Tax effect	Other comprehensive income	Tax effect
Valuation gain(loss) on available-for-sale financial assets	(Won)	2,134,400	(465,456)	(540,420)	80,220	1,593,980	(385,236)
Foreign currency translation adjustments for foreign operations		(17,846)	(81)	11,377	4,709	(6,469)	4,628
Gain(loss) on cash flow hedge		(28,270)	6,340	1,224	205	(27,046)	6,545
Equity in other comprehensive income of associates		(1,652)	339	3,172	(455)	1,520	(116)
The accumulated other comprehensive income in separate account		2,100	(379)	(681)	102	1,419	(277)

Income tax charged or credited directly to equity	(Won)	2,088,732	(459,237)	(525,328)	84,781	1,563,404	(374,456)

(*)	Deferred tax effects, which are originated from the accumulated other comprehensive income in separate account, were included in the other assets of separate account’s financial statement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

(e) The amount of deductible temporary differences, unused tax losses, and unused tax credits are not recognized as deferred tax assets as of January 1, 2010 and December 31, 2010 and 2011 are as follows:

	January 1, 2010		December 31, 2010	December 31, 2011
Tax loss carry forward(*)	(Won)	385,407	320,275	121,280
Other accumulated temporary differences		57,417	—	—

	(Won)	442,824	320,275	121,280

(*)	At the end of reporting date, the expected extinctive date of tax loss carry forward and tax credits carry forward that are not recognized as deferred tax assets are as follows:

	1 year or less		1-2 years	2-3 years	More than 3 years
Tax loss carry forward	(Won)	21,831	—	—	99,449

(f) The amount of deferred tax liabilities regarding investment in subsidiaries which are not recognized as of January 1, 2010 and December 31, 2010 and 2011 are as follows:

	January 1, 2010		December 31, 2010	December 31, 2011
Investment in subsidiaries	(Won)	(345)	(129)	(1,076)
Investment in associates		(10,363)	(11,664)	(18,873)

	(Won)	(10,708)	(11,793)	(19,949)

(g) The Group set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of January 1, 2010 and December 31, 2010 and 2011 are as follows:

	January 1, 2010		December 31, 2010	December 31, 2011
Deferred tax assets	(Won)	310,429	243,654	288,303
Deferred tax liabilities		(366,884)	(361,795)	(259,383)

42.	Earnings per share

(a) Basic earnings per share

Basic earnings per share for the years ended December 31, 2010 and 2011 were as follows:

	2010		2011
Net income for the year	(Won)	2,684,589	3,100,011
Less: dividends on preferred stock and hybrid bond		230,586	276,452

Net income available for common stock		2,454,003	2,823,559
Weighted average number of common shares outstanding		474,199,587	474,199,587

Earnings per share in won	(Won)	5,175	5,954

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

(b) Diluted earnings per share

Diluted earnings per share due to dilutive effect for the years ended December 31, 2010 and 2011 were as follows:

	2010		2011
Net income available for common stock	(Won)	2,454,003	2,823,559
Add: dividends on redeemable convertible preferred stock		27,656	27,657

Diluted net earnings		2,481,659	2,851,216

Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares(*)		488,920,587	488,920,587

Diluted earnings per share in won	(Won)	5,076	5,832

(*)	Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares for the years ended December 31, 2010 and 2011 were as follows:

	2010	2011
Weighted average number of common shares	474,199,587	474,199,587
Effect of conversion of convertible redeemable preferred stock	14,721,000	14,721,000

Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares	488,920,587	488,920,587

(c) Instrument that could potentially dilute basic earnings per share in the future, but was not included in the calculation of diluted earnings per share because it is anti-dilutive for the year ended December 31, 2010 was as follows

	Exercisable period	Number of shares exercisable
7th Stock option	March 20, 2011~March 19, 2015	661,804

43.	Operating income

Reconciliations of operating income reported under previous K-GAAP to IFRS for the years ended December 31, 2010 and 2011 were as follows:

	2010		2011
Previous K-GAAP	(Won)	3,472,720	4,213,336
Add: rental income		21,269	26,955
gains on assets contributed		15,707	5,900
others		126,513	130,266
Less: donations		(126,643)	(117,887)
Impairment loss on intangible asset		—	(39,674)
others		(95,083)	(84,124)

IFRS	(Won)	3,414,483	4,134,772

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

44.	Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010		December 31, 2010	December 31, 2011
Guarantees
Guarantee outstanding	(Won)	8,643,747	8,604,676	10,174,850
Contingent guarantees		6,936,162	7,114,238	6,882,438

		15,579,909	15,718,914	17,057,288

Commitments to extend credit
Loan commitments in won		39,536,716	45,556,125	46,447,266
Loan commitments in foreign currency		18,740,460	17,066,134	19,374,617
ABS and ABCP Commitments		3,706,044	2,688,977	1,605,269
Others		1,059,582	900,731	1,232,896

		63,042,802	66,211,967	68,660,048

Endorsed bills
Secured endorsed bills		51,652	12,119	9,748
Unsecured endorsed bills		11,681,946	12,322,165	8,773,124

		11,733,598	12,334,284	8,782,872

Loans sold with recourse		2,207	2,207	2,099

	(Won)	90,358,516	94,267,372	94,502,307

(b) Guaranteed principal money trust

As of January 1, 2010 and December 31, 2010 and 2011, the Group guaranteed the return of the principal amount invested under management in the amount of (Won)3,639,674 million, (Won)3,570,641 million and (Won)3,404,468 million, respectively. Additional losses may be recorded based on future performance of these guaranteed principal money trust accounts.

(c) Legal contingencies

As of December 31, 2011, the Group was involved in 270 pending lawsuits as a defendant (total claim amount: (Won)780,803 million) and recorded a provision of (Won)215,808 million and reserve of (Won)1,318 million with respect to these lawsuits, in other liabilities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

45.	Statement of cash flows

(a) Cash and cash equivalents in the consolidated statements of cash flows for as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010		December 31, 2010	December 31, 2011
Cash and due from banks	(Won)	13,371,641	11,821,607	14,730,932
Due from financial institutions with a maturity over three months from date of acquisition		(1,339,306)	(2,350,127)	(5,216,355)
Restricted due from banks		(7,414,749)	(4,638,335)	(5,545,235)

	(Won)	4,617,586	4,833,145	3,969,342

(b) Significant non-cash activities for the years ended December 31, 2010 and 2011 were as follows:

	2010		2011
Increase in dividend payable due to hybrid capital instruments	(Won)	—	2,593
Increase in available-for-sale financial assets from debt-equity swap		5,572	72,219

(c) The cash amount of (Won)103,859 million paid as consideration for obtaining control of Shinhan Vina is reported in the statement of cash flows, net of cash and cash equivalents of (Won)2,081 million acquired as part of transactions.

46.	Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a) Significant balances with the related parties as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

Related party	Account	January 1, 2010		December 31, 2010	December 31, 2011
Investments in associates
Aju Capital co., Ltd	Loans and receivables	(Won)	150,000	110,000	50,000
	Allowances		426	558	254
	Provisions		381	675	11
UAMCO., Ltd	Loans and receivables		—	40,257	38,723
	Allowances		—	29	52
Pohang TechnoPark2PFV	Loans and receivables		—	—	658
	Allowances		—	—	3
	Provisions		—	—	286
Shinhan Corporate Restructuring Fund 5th	Account Receivable		221	27	27
Shinhan Corporate Restructuring Fund 8th	”		900	900	—
SHC-AJU 1st Investment Fund	”		—	33	—
SHC-AJU 2nd Investment Fund	”		—	5	—
Key management personnel and their immediate relatives
Loans and receivables			740	1,679	2,056

		(Won)	152,668	154,163	92,070

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

(b) Significant transactions with the related parties for the years ended December 31, 2010 and 2011 were as follows:

Related party	Account	2010		2011
Investments in associates
Shinhan Corporate Restructuring Fund 8th	Fees and commission income	(Won)	900	824
SHC-AJU 1st Investment Fund	”		134	97
Petra Private Equity Fund	”		412	365
SHC-AJU 2nd Investment Fund	”		10	11
Key management personnel and their immediate relatives
Interest income			84	80

		(Won)	1,540	1,377

(c) Key management personnel compensation

Key management personnel compensation for the years ended December 31, 2010 and 2011 were as follows:

	2010		2011
Short-term employee benefits	(Won)	24,620	21,310
Severance benefits		538	585
Share-based payment transactions		5,804	3,279

	(Won)	30,962	25,174

(d) Guarantees provided between the related parties as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

		Amount of guarantees
Guarantor	Guaranteed Parts	January 1, 2010		December 31, 2010	December 31, 2011	Account
Shinhan Bank	Aju Capital Co., Ltd.	(Won)	109,270	103,090	—	Debt securities issued
”	”		2,554	—	—	Letter of credit
”	”		—	20,000	—	Loan commitment

		(Won)	111,824	123,090	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

47.	Investment in subsidiaries

(a) Condensed financial information for the Group’s subsidiaries.

i) Condensed statements of financial position for the Group’s subsidiaries as of January 1, 2010 and December 31, 2010 and 2011 are as follows:

	January 1, 2010				December 31, 2010			December 31, 2011
	Total assets		Total liabilities	Total equities	Total assets	Total liabilities	Total equities	Total assets	Total liabilities	Total equities
Shinhan financial group (Separate)	(Won)	27,143,128	6,590,102	20,553,026	27,660,596	6,907,637	20,752,959	30,844,250	11,413,443	19,430,807
Shinhan Bank		209,425,206	192,211,752	17,213,454	213,151,766	194,511,733	18,640,033	228,907,784	209,617,964	19,289,820
Shinhan Card Co., Ltd.		19,737,816	14,928,799	4,809,017	22,124,029	16,930,410	5,193,619	22,356,885	17,126,623	5,230,262
Shinhan Investment Corp.		8,769,287	6,884,569	1,884,718	10,498,130	8,470,691	2,027,439	12,166,106	10,046,342	2,119,764
Shinhan Life Insurance Co., Ltd		10,077,864	9,287,734	790,130	11,974,489	10,954,363	1,020,126	13,976,735	12,788,663	1,188,072
Shinhan Capital Co., Ltd.		3,654,402	3,260,144	394,258	3,734,744	3,288,288	446,456	3,518,266	3,037,927	480,339
Jeju Bank		2,949,894	2,743,306	206,588	3,018,161	2,791,309	226,852	3,168,168	2,920,296	247,872
Shinhan Credit Information Co., Ltd.		20,551	4,952	15,599	20,237	4,828	15,409	19,495	5,993	13,502
Shinhan Private Equity Investment management		451,485	433,525	17,960	447,199	429,169	18,030	343,231	334,599	8,632
Shinhan BNP Paribas AMC		167,978	27,235	140,743	172,095	25,033	147,062	170,665	24,369	146,296
SHC Management Co., Ltd.		8,736	98	8,638	8,394	95	8,299	8,620	355	8,265
Shinhan Data system		—	—	—	11,363	5,704	5,659	15,540	8,804	6,736
Shinhan Savings Bank		—	—	—	—	—	—	3,992	79	3,913

	(Won)	282,406,347	236,372,216	46,034,131	292,821,203	244,319,260	48,501,943	315,499,737	267,325,457	48,174,280

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

ii) Condensed comprehensive income statement for the Group’s subsidiaries for the years ended December 31, 2010 and 2011 are as follows:

	2010				2011
	Operating income		Net income	Total comprehensive income	Operating income	Net income	Total comprehensive income
Shinhan financial group (separate))	(Won)	1,065,807	617,625	620,200	2,147,005	1,672,908	1,674,610
Shinhan Bank		21,252,143	1,670,049	1,737,584	19,993,620	2,118,421	1,634,530
Shinhan Card Co., Ltd.		4,264,436	990,393	984,872	4,548,376	875,930	936,096
Shinhan Investment Corp.		1,733,263	150,714	158,079	2,089,581	101,710	113,316
Shinhan Life Insurance Co., Ltd		4,103,185	213,410	266,413	4,342,771	236,927	217,586
Shinhan Capital Co., Ltd.		403,408	40,111	52,264	365,991	51,109	48,729
Jeju Bank		191,193	17,434	20,303	194,066	22,412	22,275
Shinhan Credit Information Co., Ltd.		33,986	1,026	1,026	32,291	(746)	(746)
Shinhan Private Equity Investment management.		93,739	1,331	1,331	85,014	(7,624)	(7,624)
Shinhan BNP Paribas AMC		119,251	39,741	39,182	109,826	35,040	34,961
SHC Management Co., Ltd.		251	(339)	(339)	259	(34)	(34)
Shinhan Data system		40,600	612	612	50,132	1,056	1,056
Shinhan Savings Bank Co., Ltd.		—	—	—	—	(87)	(87)

	(Won)	33,301,262	3,742,107	3,881,527	33,958,932	5,107,022	4,674,668

(*)	Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.

(b) Subsidiaries newly consolidated in the Group for the year ended December 31, 2011 were as follows :

Subsidiary	Reason
Shinhan Savings Bank	The Group owns 100% of the voting power.

(*)	Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

48.	Information of trust business

(a) Significant balances with trust business as of January 1, 2010 and December 31, 2010 and 2011 were as follows:

	January 1, 2010		December 31, 2010	December 31, 2011
Borrowings from trust account	(Won)	1,475,801	1,841,227	2,011,569

(b) Transactions with trust business for the years ended December 31, 2010 and 2011 were as follows:

	2010		2011
Trust management fees	(Won)	62,541	62,305
Commission income		34	46
Interest on borrowings from trust account		37,388	61,976

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

49.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements

STATEMENTS OF FINANCIAL POSITION

	January 1, 2010		December 31, 2010	December 31, 2011
Assets
Deposits with banking subsidiary	(Won)	129,800	139,772	2,220,168
Deposits with non-banking subsidiary		—	469,884	—
Receivables from subsidiaries:
Non-banking subsidiaries		1,574,597	1,454,615	1,104,678
Investment (at equity) in subsidiaries:
Banking subsidiaries		13,752,799	13,752,799	13,756,799
Non-banking subsidiaries		11,283,177	11,293,203	11,293,203
Trading asset		300,000	251,414	1,856,712
Property and equipment		7,593	8,785	9,337
Other assets
Banking subsidiaries		57,799	143,645	390,347
Non-banking subsidiaries		25,770	131,056	200,532
Other		11,593	15,423	12,474

Total assets		27,143,128	27,660,596	30,844,250

Liabilities and equity
Borrowings		846,870	5,000	5,000
Debt securities issued		5,593,318	6,581,104	7,034,393
Accrued expenses & other liabilities		149,915	321,532	4,374,050

Total liabilities		6,590,103	6,907,636	11,413,443

Equity		20,553,025	20,752,960	19,430,807

Total liabilities and equity	(Won)	27,143,128	27,660,596	30,844,250

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

CONDENSED STATEMENTS OF INCOME

	2010		2011
Income
Dividends from banking subsidiaries	(Won)	149,733	828,033
Dividends from non-banking subsidiaries		667,579	1,009,446
Interest income from banking subsidiaries		564	36,046
Interest income from non-banking subsidiaries		97,429	74,610
Other income		149,690	197,994

Total income		1,064,995	2,146,129
Expenses
Interest expense		(351,528)	(372,084)
Salaries and employee benefits		(29,672)	(15,199)
Other expense		(71,226)	(78,860)

Total expenses		(452,426)	(466,143)

Income (loss) before income tax expense		612,569	1,679,986
Income tax expense		(5,056)	7,078

Net income	(Won)	617,625	1,672,908

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

CONDENSED STATEMENTS OF CASH FLOWS

	2010		2011
Cash flows from operating activities
Income before income taxes	(Won)	612,569	1,679,986
Non-cash items included in profit before tax		(556,295)	(1,584,401)
Changes in operating assets and liabilities		39,147	(1,606,828)
Income taxes paid		—	(2,324)
Net interest paid		(216,841)	(262,284)
Dividend received from subsidiaries		817,312	1,837,479

Net cash provided by (used in) operating activities		695,892	61,628

Cash flows from investing activities
Loan origination to non-banking subsidiaries		120,000	350,000
Acquisition of subsidiary		(10,026)	(4,000)
Other, net		(7,507)	(14,689)

Net cash provided by (used in) investing activities		102,467	331,311

Cash flows from financing activities
Issuance of preferred stock and other equity instrument		—	1,344,746
Net changes in borrowings		(851,794)	—
Issuance of debt securities issued		2,441,051	2,530,729
Repayments of securities issued		(1,480,000)	(2,105,126)
Dividend paid		(427,571)	(585,557)
Cash inflows from cash flow hedge		—	32,966

Net cash provided by (used in) financing activities		(318,314)	1,217,758

Net increase in cash and cash equivalents		480,045	1,610,697
Cash and cash equivalents at beginning of year		129,820	609,865

Cash and cash equivalents at end of year	(Won)	609,865	2,220,562

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

50.	Explanation of transition of IFRS

As stated in note 2(a), these are the Group’s first consolidated financial statements prepared in accordance with IFRS.

The accounting policies set out in note 3 have been applied in preparing the consolidated financial statements for the year ended December 31, 2011, the comparative information presented in these consolidated financial statements for the year ended December 31, 2010 and in the preparation of an opening IFRS statement of financial position at January 1, 2010 (the Group’s date of transition).

In preparing its opening IFRS statement of financial position at January 1, 2010, the Group has adjusted amounts reported previously in the consolidated financial statements prepared in accordance with Korean Generally Accepted Accounting Principles (“K-GAAP”). An explanation of how the transition from the previous K-GAAP to IFRS has affected the Group’s consolidated financial statements is set out in the following tables and the notes that accompany the tables.

In addition, the reconciliation of the consolidated financial statements from accounting principles generally accepted in the United States of America (“U.S.GAAP”) to IFRS is also provided since the Group presented the consolidated financial statements in accordance with U.S. GAAP prior to the adoption of IFRS.

(a) Previous K-GAAP to IFRS

i) Significant differences in accounting policies

IFRS 1 permits those companies adopting IFRS for the first time certain exemptions from the full requirements of IFRS in the transition period. The Group has taken the following key exemptions.

•	Business combinations:

Business combinations prior to the date of transition are not restated.

•	Deemed cost to fair value or the revaluation amount:

The Group elected to measure land and buildings at fair value at the date of transition and use those fair values as their deemed costs.

•	Cumulative translation differences:

The cumulative translation difference of foreign operations as of the date of transition was regarded as nil

•	Derecognition of financial assets and financial liabilities:

The derecognition requirements in IAS 39 Financial Instruments: Recognition and Measurement were applied prospectively for transactions which occurred on or before the date of transition.

•	Financial asset designated as available for sale or financial instrument designated as a financial asset or financial liability at fair value through profit or loss:

Although IAS 39 Financial Instruments: Recognition and Measurement permits a financial asset to be designated on initial recognition as available for sale or a financial instrument (provided it meets certain criteria) to be designated as a financial asset or financial liability at fair value through profit or loss, those designations are permitted at the date of transition. The Group elected to use these exemptions.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

•	Share-based payment transactions:

IFRS 2 Share-based Payment was applied retrospectively to equity instruments that were granted on or before the date of transition.

•	Decommissioning liabilities included in the cost of property and equipment:

The amount that would have been included in the cost of the related asset when the liability first arose is estimated by discounting the liability to that date using its best estimate of the historical risk-adjusted discount rate(s) that would have applied for that liability over the intervening period.

•	Leases:

IAS 17 Leases was applied retrospectively to leases occurring prior to the date of transition.

•	Investments in subsidiaries, jointly controlled entities and associates:

The deemed costs for investments in subsidiaries, jointly controlled entities and associates at cost is the previous K-GAAP carrying amounts at the date of transition.

Differences between accounting under IFRS and under K-GAAP having a material effect on the Group are as follows:

Significant differences	IFRS	Previous K-GAAP
Basis of financial statement preparation	Consolidated financial statements	Individual financial statements

Goodwill

Goodwill acquired in a business combination is not amortized and is allocated to cash-generating units “CGUs” or groups of CGUs and tested for impairment annually and whenever there is any indication that they may be impaired.

Goodwill acquired in a business combination is amortized on a straight-line basis over its estimated useful life not to exceed 20 years.

Allowance for loan losses	Allowance for loan losses that have been incurred but not yet identified are estimated at a specific asset and collective level using the historical experience.

Allowance for loan losses is estimated at the greater of the amount resulting from the expected loss method reasonably estimated using the historical experience and the amount estimated based on the asset classification guidelines of the Financial Services Commission in accordance with the Regulations for the Supervision of Financial Institutions.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

Significant differences	IFRS	Previous K-GAAP
Revenue recognition

All fees associated with origination of loans are deferred and recognized over the expected life of the loan using the effective interest method as an adjustment to the loan balance and interest income.

Fees directly associated with origination of loans are deferred and recognized over the maturity of the loan using the effective interest method as an adjustment to the loan balance and interest income.

Financial instrument: measurement

The appropriate fair value for an asset held or liability to be issued is usually the current bid price and, for an asset to be acquired or liability held, the asking price. Bid-ask adjustment is applied when measuring financial instrument at fair value.

The fair value is measured reflecting credit risk.

Bid price and asking price are not reflected in the fair value of financial instruments. Credit risk is not required to be considered in measuring fair value.

In accordance with Best practice for business process of derivative transactions provided by Financial Supervisory Service, counterparty’s credit risk is considered in measuring fair value of OTC derivatives.

Derecognition of financial instruments

Dependent on the extent to which it retains the risks and rewards of ownership of the financial asset, the transferred asset continues to be recognized, is derecognized or continues to be recognized to the extent of its continuing involvement in the financial asset.

Dependent on whether or not the Group retains control over the financial assets, the transferred asset continues to be recognized or derecognized.

Change in depreciation method

The depreciation method applied to an asset shall be evaluated at least at each fiscal year-end and, if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the method shall be changed to reflect the changed pattern. Such a change shall be accounted for as a change in an accounting estimate.

The depreciation method shall be applied consistently from year to year unless there are justifiable reasons. The depreciation method for the same kind of property and equipment is applied to newly acquired assets.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

Significant differences	IFRS	Previous K-GAAP
Employee benefits

Under the Projected Unit Credit Method, the Group recognizes a defined benefit obligation calculated using an actuarial technique and a discount rate based on the present value of the projected benefit obligation.

The Group establishes an allowance for severance liability equal to the amount which would be payable if all employees left at the end of the reporting year.

Customer loyalty program	The Group allocates some of the consideration received or receivable from the sales transaction to the award credits and defers the recognition of revenue.	The Group recognizes as provision or accounts payable.

Classification of investment property	A property that is held to earn rentals or for capital appreciation or both is classified as investment property.	A property that is held to earn rentals or for capital appreciation or both is classified as property, plant and equipment.

Valuation method of property, plant and equipment and investment property	An entity shall choose either the cost model or the revaluation model and shall apply that policy to an entire class of property, plant and equipment. The Group chooses the cost model.	An entity shall choose either the cost model or the revaluation model as its accounting policy. The Group chooses the cost model.

Trade-settle receivables / payables	The Group recognizes the payables and receivables for brokerage which is related with client or Korea Exchange, respectively.	The Group offsets the payables and receivables for brokerage which is related with client or Korea Exchange.

Presentation of liabilities and equity

The issuer of a financial instrument shall classify the instrument, or its component parts, on initial recognition as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument.

Classified under the Commercial Act

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

ii) Summary of the effects of the adoption of IFRS on the Group’s financial position and the results of its operation

The effects on the Group’s financial position due to the adoption of IFRS as of the date of transition to IFRS, January 1, 2010 are as follows:

	Total assets		Total liabilities	Total equity
Previous K-GAAP	(Won)	255,018,087	233,895,061	21,123,026

Adjustment for:
Changes in the consolidated entities		1,093,597	1,145,679	(52,082)
Allowance for loan losses		1,177,796	—	1,177,796
Allowance for unused loan commitments		—	(292,341)	292,341
Effective interest		(83,596)	(70,413)	(13,183)
Fair value of financial guarantee contract and allowance for loss on guarantees and acceptances		61,307	23,889	37,418
Impairment of securities		(50,923)	—	(50,923)
Goodwill		(264,026)	—	(264,026)
Reclassification of preferred stock		—	180,464	(180,464)
Hybrid bond		—	(2,529,787)	2,529,787
Deemed cost for land and buildings		628,740	—	628,740
Defined benefit obligation (Actuarial valuation)		—	57,994	(57,994)
Fair value of share based payment		—	17,435	(17,435)
Trade-settle receivables/payables		1,057,987	1,057,987	—
Other		21,042	(67,811)	88,853
Tax effect on adjustments		(145,522)	353,939	(499,461)

Total adjustment		3,496,402	(122,965)	3,619,367

IFRS	(Won)	258,514,489	233,772,096	24,742,393

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

The effects on the Group’s financial position due to the adoption of IFRS as of December 31, 2010 and results of its operations for the year ended December 31, 2010 are as follows:

	Total assets		Total liabilities	Total equity	Net Income(*)	Total Comprehensive income(*)
Previous K-GAAP	(Won)	266,031,752	242,833,716	23,198,036	2,383,936	2,583,369

Adjustment for:
Changes in the consolidated entities		(122,862)	95,874	(218,736)	(56,170)	(28,071)
Allowance for loan losses		984,211	—	984,211	(192,918)	(193,504)
Allowance for unused loan commitments		—	(330,423)	330,423	38,184	38,268
Effective interest		(51,663)	(54,351)	2,688	16,802	16,802
Fair value of financial guarantee contract and allowance for loss on guarantees and acceptances		102,002	72,079	29,923	(7,651)	(7,494)
Impairment of securities		(37,079)	—	(37,079)	(10,586)	7,940
Goodwill		314,105	—	314,105	566,904	566,904
Reclassification of preferred stock		—	—	—	(9,924)	(9,924)
Hybrid bond		13,476	(2,523,379)	2,536,855	9,340	9,340
Deemed cost for land and buildings		620,522	—	620,522	(7,919)	(7,919)
Defined benefit obligation (actuarial valuation)		—	110,345	(110,345)	(52,141)	(52,141)
Fair value of share based payment		—	15,663	(15,663)	1,773	1,773
Trade-settle receivables/payables		686,655	686,655	—	—	—
Other		78,938	50,334	28,604	(23,452)	(81,892)
Tax effect on adjustments		(62,650)	405,669	(468,319)	28,411	33,585

Total adjustment		2,525,655	(1,471,534)	3,997,189	300,653	293,667

IFRS	(Won)	268,557,407	241,362,182	27,195,225	2,684,589	2,877,036

(*)	Attributable to equity holders of the controlling company

iii) Cash flows from deposits that had been previously classified as cash flows from financing activities under K-GAAP have been classified as cash flows from operating activities under IFRS. Cash flows from acquisition of equity or debt securities that had been previously classified as operating activities under K-GAAP have been classified as cash flows from investing activities under IFRS. There are no major differences between statements of cash flows under K-GAAP and IFRS except for the items mentioned above.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

iv) Changes in subsidiaries

Subsidiaries included in consolidation by implementing IFRS are as follows:

Parents	Subsidiaries	Reason
Shinhan Finance Group	Shinhan Data system SHC management Corstone Delta Company Limited

Under Art. 1-3 par. 2 of the Presidential Decree enacting the Act on External Audit of Stock Companies, Shinhan Data System, SHC management and Corstone Delta Company Limited were excluded from consolidation, however under IFRS it is a consolidated subsidiary.

Shinhan Capital Co., Ltd.	Shinhan Corporate Restructuring Fund 7th SHC 1st New Technology Fund

Funds are unincorporated enterprises which were excluded from consolidation under previous K-GAAP, but in accordance with IFRS, funds are consolidated when the substance of the relationship between the Group and the entity indicates control.

Shinhan Bank Shinhan Card Shinhan Investment Corp Shinhan Life Insurance Shinhan Capital Co., Ltd.	30 SPEs 7 SPEs 18 SPEs 40 SPEs 3 SPEs	SPEs were excluded from consolidation under previous K-GAAP, but in accordance with IFRS, SPEs are consolidated.

Corstone Delta Company Limited Sebang Consulting Co., Ltd	Sebang Consulting Co., Ltd. Beijing Sale Co., Ltd.	Corstone Delta Company Limited, a SPE, was excluded from consolidation under previous K-GAAP, however under SIC 12 (Consolidation Special Purpose Entities) it is a consolidated subsidiary.

Subsidiaries excluded from consolidation by implementing IFRS are as follows:

Parents	Subsidiaries	Reason
Shinhan Bank Jeju Bank	Guaranteed principal money trusts

Under previous K-GAAP, trust accounts where there is repayment guarantee of principal and minimum interest earnings are subject to consolidation scope in accordance with Detailed Regulation on Supervision of Banking Business. Under IFRS, however, guaranteed principal money trusts are excluded from the consolidation scope since the Bank does not have control.

Shinhan Capital Co., Ltd.	Petra Private Equity Fund	Revision of Act on External Audit of Stock Companies and Enforcement Decree of the Act, Not included in the consolidation

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

(b) US GAAP to IFRS

i) Significant differences in accounting policies

Differences between accounting under IFRS and under US GAAP having a material effect on the Group are as follows:

Significant differences	IFRS	US GAAP
Consolidation	Control is presumed to exist if parent owns more than 50% of the votes, and potential voting rights are considered.	Entities controlled by voting rights are consolidated as subsidiaries, but potential voting rights are not included in this consideration.

A SPE is consolidated by the Group where it is deemed to control it. Indicators of control are as follows:

•     the activities of the SPE are being conducted on behalf of the Group according to its specific business needs so that the entity obtains benefits from the SPE’s operation

•     the Group has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the entity has delegated these decision-making powers

A Variable Interest Entity (“VIE”) is consolidated by the Group if it is deemed to have a controlling financial interest. Indicators of having a controlling financial interest include (i) the Group had the power to direct the activities of the VIE that most significantly impact such VIE’s economic performance, and (ii) the Group had the obligation to absorb losses of the VIE that could potentially be significant to such VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

•     the Group has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE

•     the Group retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

Significant differences	IFRS	US GAAP

Allowance for loan losses

Allowance for loan losses:

The Group first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.

Allowance for loan losses:

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

•   Loans that are more than 90 days past due; and

•   Loans which are “troubled debt restructurings” under US GAAP

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

Significant differences	IFRS	US GAAP

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition).

The present value of estimated future cash flows of secured financial assets is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of the probability of realization of such collateral.

In assessing collective impairment, the Group rates and classifies financial assets, based on credit risk assessment or credit rating assessment process that takes into account asset type, industry, regional location, collateral type, delinquency and other relative factors. Future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical modeling of historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be

The Group’s measurement of the impairment of a loan, with the exception of large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, is based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, on the loan’s observable market price or on the fair value of the collateral if the loan is collateral dependent. Impairment criteria are applied to the entire loan portfolio, exclusive of leases and smaller-balance homogeneous loans such as residential mortgage, consumer loans and credit cards, which are evaluated collectively for impairment. Smaller-balance commercial loans, managed on a portfolio basis, are also evaluated collectively for impairment.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

Significant differences	IFRS	US GAAP

greater or less than suggested by historical modeling. In adjusting the future cash flow by historical modeling, the result has to be in line with changes and trends of observable data.

Under both U.S. GAAP and IFRS, determining allowance for loan losses involves determination both at the individual level and on the aggregate basis. While there is no material difference between U.S. GAAP and IFRS in determining allowance for loan losses at the individual level, there are certain differences in methodology when determining the allowance on the aggregate basis, especially as for look-back periods. Specifically, the Group uses a statistical tool to monitor the progression of loans over recent one year under U.S. GAAP, while uses longer look-back periods under IFRS.

Charge-offs: The Group charges off unsecured loans if they are deemed to be uncollectible, either partially or in full.

Charge-offs:

The Group charges off unsecured consumer and credit card loan amounts past due greater than 180 days and the amount deemed uncollectible on financing leases is charged off when past due greater than one year.

Allowance for unused loan commitments / guarantees

The allowance for unused commitment is estimated based on the assessment of historical probability of commitment usage and credit risk factors used in calculating allowance for loan losses which is collectively assessed.

The allowance for unused commitment is estimated based on the assessment of the probability of commitment usage and credit risk factors for loans outstanding to these same customers.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

Significant differences	IFRS	US GAAP

The allowance for non-financial guarantees and acceptances is estimated based on the assessment of historical probability of commitment usage and credit risk factors used in calculating allowance for loan losses which is collectively assessed.

The allowance for non-financial guarantees and acceptances is estimated based on the assessment of past three years average actual conversion ratio and credit risk factors for loans outstanding to these same customers.

The Group accounts for the financial guarantee under IAS 39 initially at fair value, and subsequently at the higher of the amount determined under IAS 37 Provisions, Contingent Liabilities and Contingent Assets or the amount initially recognized, adjusted for cumulative amortization if appropriate.

After the initial recognition of the financial guarantee at fair value, the Group recognized a separate ASC 450-20 liability for the entire amount of the estimated probable obligation.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

Significant differences	IFRS	US GAAP
Interest income recognized by effective interest method	Incremental costs that are directly attributable to the loan origination together with the related transaction fees are deferred and recognized as an adjustment to the effective interest rate.

Incremental direct costs of loan origination incurred in transactions and costs directly related to specified activities performed by the Group are deferred and recognized as adjustments to income over the lives of the related loans. The costs directly related to those activities shall include only that portion of the employees’ total compensation and payroll-related fringe benefits directly related to time spent performing those activities for that loan and other costs related to those activities that would not have been incurred but for that loan. Those activities include evaluating the prospective borrower’s financial condition, evaluating and recording guarantees, collateral, and other security arrangements, negotiating loan terms, preparing and processing loan documents and closing the transaction.

Classification and fair value measurement of securities

The equity securities that do not have readily determinable fair values or have sales restrictions exceeding one year are recorded as available-for-sale and are measured at fair value subsequent to initial measurement under IFRS unless those securities do not fall into other categories of financial assets measured at fair value through profit and loss, and loans and receivables.

The equity securities that do not have readily determinable fair values or have sales restrictions exceeding one year are recorded as “Other securities” under “Investments” using the cost method under US GAAP. The cost method is used for those securities in which the Group does not have significant influence over the investees, and under this method, there is no change to the cost basis unless there is other-than-temporary decline in value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

Significant differences	IFRS	US GAAP
	An equity instrument is impaired if there has been a significant or prolonged decline in the fair value of the equity instrument below its cost.	Declines in the fair value of available-for-sale equity securities below their cost that are deemed to be other-than-temporary are recorded in earnings.

	Foreign exchange gains and losses on available-for-sale monetary items are recognized in profit or loss.	Foreign exchange gains and losses on available-for-sale securities are recognized in other comprehensive income.

Goodwill and intangible assets acquired in business combinations

The Group has not applied IFRS 3 Business Combinations, retrospectively to business combinations prior to the date of transition. The carrying amount of goodwill in the opening IFRS balance sheet is its carrying amount under K-GAAP at the date of transition to IFRS.

The intangible assets are included as part of goodwill under K-GAAP.

Goodwill is not amortized but tested for impairment on an annual basis or more frequently if circumstances warrant.

Finite-lived intangible assets which meet certain criteria are recognized in a business combination transaction and amortized over their useful lives.

Hybrid bond

A financial liability is any liability that is a contractual obligation to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the entity. However, if the issuer has the option to defer the payment indefinitely, it is classified as equity.

A financial instrument is mandatorily redeemable if it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur. A term extension option, a provision that defers redemption until a specified liquidity level is reached, or a similar provision that may delay or accelerate the timing of a mandatory redemption does not affect the classification of a mandatorily redeemable financial instrument as a liability.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

Significant differences	IFRS	US GAAP
Deemed cost for land and buildings and asset revaluation

Under K-GAAP, certain fixed assets were revalued upward in 1998. As a result, the revaluation gain is included in stockholders’ equity, and depreciation expense related to revalued fixed assets is determined based on the new cost basis. The Group elected to measure land and buildings at fair value at the date of transition and use those fair values as their deemed costs.

Revaluation of fixed assets is not permitted and depreciation expense is based on historical cost basis adjusted for any impairment loss.

Defined benefit obligation (Actuarial valuation )

In accordance with IAS 19, the Group recognizes defined benefit obligations under the severance pay plan at present value of the expected future benefit cost using unbiased and mutually compatible actuarial assumptions about demographic variables and financial variables. In addition, under the Group’s accounting policy, all actuarial gains or losses are recognized in profit or loss.

In accordance with ASC 715, the Group estimates its severance pay plan and accrued severance benefits assuming all eligible employees are to terminate their employment at the reporting date.

Reclassification

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Cash and cash equivalents include cash items in the process of collection (“CIPC”), deposits with other financial institutions and cash and cash equivalents on hand with maturities on acquisition not exceeding 90 days. CIPC includes customer deposits drawn on other depository institutions that have not yet cleared, matured instruments, and other matured items temporarily held pending their liquidation.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

Significant differences	IFRS	US GAAP
Uncertain Tax Position

As there is no clear guideline on recognizing and measuring the benefits of uncertain tax positions, therefore uncertain tax positions are recognized based on the guidance in IFRS 1037, Provisions, Contingent Liabilities and Contingent Assets. Accordingly a liability related to an uncertain tax position is recognized if the uncertain tax position is probable of resulting in additional payment to the tax authorities. Meanwhile assets related to uncertain tax positions, caused by a claim for rectification or an appeal for refund claimed from the tax authorities related to additional assessments, are treated as contingent assets. Therefore tax expenses are recognized in the financial statements when the uncertain tax position is probable of resulting in additional payment to the tax authorities while tax benefits are recognized only when the tax refund is virtually certain.

A tax position taken or expected to be taken in a tax return is evaluated to determine whether it is more likely than not to be sustained upon examination by the tax authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Only tax positions that meet the more-likely-than-not criteria are measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authorities. Differences between tax positions taken in a tax return and amounts recognized are reflected in the financial statements as adjustments of income tax expense or deferred tax assets (liabilities).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

ii) Summary of the effects of the adoption of IFRS on the Group’s financial position and the results of its operation

The effects on the Group’s financial position due to the adoption of IFRS as of the date of transition to IFRS, January 1, 2010 are as follows:

	Total assets		Total liabilities	Total equity
US GAAP	(Won)	254,909,916	234,360,526	20,549,390

Adjustments for:
Changes in the consolidated entities		(722,627)	(706,203)	(16,424)
Allowance for loan losses		1,123,662	—	1,123,662
Allowance for unused loan commitments		—	(36,572)	36,572
Fair value of financial guarantee contract and allowance for loss on guarantees and acceptances		(15,286)	(233,138)	217,852
Classification and fair value measurement of non-marketable equity securities		1,227,450	—	1,227,450
Goodwill and intangible assets		(1,261,341)	—	(1,261,341)
Hybrid bond		—	(2,529,787)	2,529,787
Deemed cost for land and buildings and asset revaluation		676,239	—	676,239
Defined benefit obligation		—	57,994	(57,994)
Cash items in the process of collection and etc.		2,740,122	2,740,122	—
Other		296,150	(36,816)	332,966
Uncertain tax position and tax effect on adjustments		(459,796)	155,970	(615,766)

Total adjustments		3,604,573	(588,430)	4,193,003

IFRS	(Won)	258,514,489	233,772,096	24,742,393

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

For the years ended December 31, 2010 and 2011

(In millions of won)

The effects on the Group’s financial position due to the adoption of IFRS as of December 31, 2010 and results of its operations for the year ended December 31, 2010 are as follows:

	Total assets		Total liabilities	Total equity	Net income(*)	Total comprehensive income(*)
US GAAP	(Won)	270,032,589	246,824,394	23,208,195	2,844,522	3,011,397

Adjustments for:
Changes in the consolidated entities		(4,617,034)	(4,609,951)	(7,083)	32,371	14,673
Allowance for loan losses		850,053	—	850,053	(273,101)	(273,687)
Allowance for unused loan commitments		—	45,327	(45,327)	(81,798)	(81,713)
Fair value of financial guarantee contract and allowance for loss on guarantees and acceptances		26,072	21,673	4,399	(213,610)	(213,453)
Classification and fair value measurement of non-marketable equity securities		980,778	—	980,778	—	(246,672)
Goodwill and intangible assets		(976,177)	—	(976,177)	285,164	285,164
Hybrid bond		13,476	(2,523,379)	2,536,855	9,340	9,340
Deemed cost for land and buildings and asset revaluation		666,178	—	666,178	(9,762)	(9,762)
Defined benefit obligation		—	110,345	(110,345)	(52,141)	(52,141)
Cash items in the process of collection and etc.		2,158,446	2,158,446	—	—	—
Other		(87,352)	(760,818)	673,466	137,153	440,488
Uncertain tax position and tax effect on adjustments		(489,622)	96,145	(585,767)	6,451	(6,598)

Total adjustments		(1,475,182)	(5,462,212)	3,987,030	(159,933)	(134,361)

IFRS	(Won)	268,557,407	241,362,182	27,195,225	2,684,589	2,877,036

(*)	Attributable to equity holders of the controlling company

SUPPLEMENTAL FINANCIAL INFORMATION (UNAUDITED)

INDUSTRY GUIDE 3 INFORMATION

Except where indicated otherwise, amounts for 2011 and 2010 are prepared in accordance with IFRS, which is consistent with the Group’s Financial Statements. In accordance with the SEC Release, “First-time application of International Financial Reporting”, amounts prior to 2010 are prepared under U.S. GAAP.

Average Balance Sheet and Related Interest

The following tables show our average balances and interest rates, as well as the net interest spread, net interest margin and asset liability ratio, for the periods specified.

	Year Ended December 31,
	2010					2011
	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate
	(In billions of Won, except percentages)
Assets:
Interest-earning assets
Due from banks	(Won)	11,197	(Won)	169	1.51%	(Won)	11,111	(Won)	249	2.24%
Trading assets		11,709		358	3.06		11,285		414	3.67
Loans(3)
Retail loans		63,673		3,416	5.36		66,953		3,750	5.60
Corporate loans		93,720		5,134	5.48		99,734		5,349	5.36
Public and other loans		2,519		130	5.18		3,516		193	5.50
Loans to banks		3,646		96	2.63		3,750		102	2.72
Credit card loans		16,278		1,795	11.03		17,740		1,887	10.64

Total loans		179,836		10,571	5.88%		191,693		11,281	5.89%

Securities(2)
Available-for-sale financial assets		24,674		962	3.90		26,626		1,026	3.85
Held-to-maturity financial assets		12,894		687	5.33		12,307		643	5.22

Total securities		37,568		1,649	4.39		38,933		1,669	4.29

Other interest-earning assets		—		162	—		—		168	—

Total interest-earning assets	(Won)	240,310	(Won)	12,909	5.37%	(Won)	253,022	(Won)	13,781	5.45%

Non-interest-earning assets
Cash and due from banks		2,983					2,390
Derivative assets		4,574					2,951
Available-for-sale financial assets		4,919					4,760
Property and equipment and intangible assets		7,007					6,981
Other non-interest-earning assets		13,367					15,551

Total non-interest-earning assets	(Won)	32,850				(Won)	32,633

Total assets	(Won)	273,160	(Won)	12,909		(Won)	285,655	(Won)	13,781

	Year Ended December 31,
	2010					2011
	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate
	(In billions of Won, except percentages)
Liabilities:
Interest-bearing liabilities
Deposits
Demand deposits	(Won)	15,905	(Won)	111	0.70%	(Won)	16,517	(Won)	119	0.72%
Savings deposits		33,655		331	0.98		34,234		335	0.98
Time deposits		93,385		3,270	3.50		99,654		3,597	3.61
Other deposits		4,884		224	4.58		3,513		130	3.71

Total interest-bearing deposits		147,829		3,936	2.66		154,918		4,181	2.72

Trading liabilities		—		—	—		—		—	—
Borrowings		18,549		390	2.10		19,733		485	2.46
Debt securities issued		41,054		2,041	4.97		40,048		1,943	4.85
Other interest-bearing liabilities		1,669		69	4.13		1,715		92	5.34

Total interest-bearing liabilities	(Won)	209,101	(Won)	6,436	3.08%	(Won)	215,414	(Won)	6,701	3.11%

Non-interest-bearing liabilities
Non-interest-bearing deposits	(Won)	2,979				(Won)	2,570
Derivatives liabilities		3,829					2,569
Insurance liabilities		8,199					9,940
Other non-interest-bearing liabilities		22,848					26,693

Total non-interest-bearing liabilities	(Won)	37,855				(Won)	41,772

Total liabilities	(Won)	247,251	(Won)	6,436		(Won)	257,186	(Won)	6,701

Total equity attributable to equity holder of the Group	(Won)	23,444				(Won)	26,008
Non-controlling interest		2,466					2,461

Total liabilities and equity	(Won)	273,160	(Won)	6,436		(Won)	285,655	(Won)	6,701

Net interest spread(4)					2.30%					2.34%
Net interest margin(5)					2.69%					2.80%
Average asset liability ratio(6)					114.93%					117.46%

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank and (b) quarterly balances for other subsidiaries.

(2)

Represents the average balance and yield on securities based on amortized cost. The yield on the available-for-sale portfolio is based on average historical cost balances. Accordingly, the yield information does not give effect to changes in fair value that are reflected as a component of stockholders’ equity.

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

Amounts for 2010 in the following table are presented on a U.S. GAAP basis to provide a more meaningful comparison to the 2009 U.S. GAAP figures. Results of this comparison are presented on S-6.

	Year Ended December 31,
	2009					2010
	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate
	(In billions of Won, except percentages)
Assets:
Interest-bearing deposits	(Won)	7,114	(Won)	191	2.68%	(Won)	9,746	(Won)	228	2.34%
Call loans and securities purchased under resale agreements		5,600		102	1.82		5,991		116	1.94
Trading assets		8,035		227	2.83		13,643		387	2.84
Securities(2)		38,433		1,852	4.82		40,645		1,847	4.54
Loans(3):
Commercial and industrial		54,838		3,186	5.81		57,357		3,220	5.61
Other commercial		35,171		1,923	5.47		32,676		1,904	5.83
Lease financing		1,592		100	6.28		1,570		92	5.86

Total corporate		91,601		5,209	5.69		91,603		5,216	5.69

Mortgage and home equity		37,991		1,775	4.67		42,743		1,956	4.58
Other retail		23,869		1,673	7.01		23,577		1,607	6.82

Total retail		61,860		3,448	5.57		66,320		3,563	5.37

Credit cards		13,585		1,568	11.54		15,699		1,667	10.62

Total loans		167,046		10,225	6.12		173,622		10,446	6.02

Other interest-earning assets		—		—	—		—		—	—

Total interest-earning assets(4)	(Won)	226,228	(Won)	12,597	5.57%	(Won)	243,647	(Won)	13,024	5.35%

Non-interest-earning assets:
Cash and cash equivalents		5,132		—			4,839		—
Other assets		35,381		—			30,693		—

Total assets	(Won)	266,741	(Won)	12,597		(Won)	279,179	(Won)	13,024

Liabilities:
Interest-bearing deposits:
Interest-bearing demand deposits	(Won)	7,399	(Won)	33	0.45%	(Won)	8,985	(Won)	44	0.49%
Savings deposits		36,876		449	1.22		46,221		481	1.04
Certificates of deposit		11,802		647	5.48		4,986		224	4.49
Other time deposits		77,961		3,052	3.91		94,347		3,344	3.54
Mutual installment deposits		189		7	3.70		129		4	3.10

Total interest-bearing deposits		134,227		4,188	3.12		154,668		4,097	2.65

Short-term borrowings (including call money)		17,180		580	3.38		10,865		386	3.57
Secured borrowings		7,995		331	4.14		6,307		225	3.57
Long-term debt		46,847		2,277	4.86		46,630		2,142	4.59
Other interest-bearing liabilities		—		—	—		—		—	—

Total interest bearing liabilities	(Won)	206,249	(Won)	7,376	3.58%	(Won)	218,470	(Won)	6,850	3.14%

	Year Ended December 31,
	2009					2010
	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate
	(In billions of Won, except percentages)
Non-interest-bearing liabilities:
Non-interest-bearing deposits	(Won)	2,439		—		(Won)	2,503		—
Trading liabilities		8,543		—			4,045		—
Bank acceptance outstanding		2,418		—			3,560		—
Accrued expenses and other liabilities		25,019		—			26,173		—
Total Group stockholders’ equity		21,751		—			372		—
Noncontrolling interest		322		—			24,056		—

Total liabilities and equity	(Won)	266,741	(Won)	7,376		(Won)	279,179	(Won)	6,850

Net interest spread(4)					1.99%					2.21%
Net interest margin(5)					2.31%					2.53%
Average asset liability ratio(6)					109.69%					111.52%

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank and Jeju Bank and (b) quarterly balances for other subsidiaries.

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

Analysis of Changes in Net Interest Income — Volume and Rate Analysis

The following tables provide an analysis of changes in interest income, interest expense and net interest income between changes in volume and changes in rates for (i) 2011 compared to 2010 and (ii) 2010 compared to 2009. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities in proportion to absolute volume and rate change. The variance caused by the change in both volume and rate has been allocated in proportion to the absolute volume and rate change. Changes in interest income, interest expense and net interest income between changes in volume and changes in rates for 2010 compared to 2009 are presented on a U.S. GAAP basis.

	From 2010 to 2011 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change
	(In billions of Won)
Increase (decrease) in interest income
Due from banks	(Won)	(1)	(Won)	81	(Won)	80
Trading assets		(13)		69		56
Loans:
Retail loans		180		154		334
Corporate loans		324		(109)		215
Public and other loans		54		9		63
Loans to banks		3		3		6
Credit card loans		157		(65)		92

Total loan		718		(8)		710

Securities:
Available-for-sale financial assets		75		(11)		64
Held-to-maturity financial assets		(31)		(13)		(44)

Total securities		44		(24)		20

Other interest-earning assets		—		6		6

Total interest income		748		124		872

Increase (decrease) in interest expense
Deposits:
Demand deposits		4		4		8
Savings deposits		6		(2)		4
Time deposits		224		103		327
Other deposits		(56)		(38)		(94)

Total interest-bearing deposits		178		67		245

Trading liabilities		—		—		—
Borrowings		26		69		95
Debt securities issued		(49)		(49)		(98)
Other interest-bearing liabilities		2		21		23

Total interest expense		157		108		265

Net increase (decrease) in net interest income	(Won)	591	(Won)	16	(Won)	607

	From 2009 to 2010 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change
	(In billions of Won)
Increase (decrease) in interest income
Interest-bearing deposits	(Won)	64	(Won)	(27)	(Won)	37
Call loans and securities purchased under resale agreements		7		7		14
Trading assets		159		1		160
Securities		103		(108)		(5)
Loans:
Commercial and industrial		144		(111)		33
Other commercial		(141)		122		(19)
Lease financing		(1)		(7)		(8)

Total corporate		2		4		6

Mortgage and home equity		216		(35)		181
Other retail		(20)		(46)		(66)

Total retail		196		(81)		115

Credit cards		231		(132)		99

Total loans		429		(209)		220

Other interest-earning assets		—		—		—

Total interest income		763		(336)		427

Increase (decrease) in interest expense
Interest bearing deposits:
Demand deposits		8		3		11
Savings deposits		103		(71)		32
Certificates of deposit		(322)		(101)		(423)
Other time deposits		600		(308)		292
Mutual installment deposits		(2)		(1)		(3)

Total interest-bearing deposits		387		(478)		(91)

Short-term borrowings		(226)		32		(194)
Secured borrowings		(64)		(42)		(106)
Long-term debt		(11)		(124)		(135)
Other interest-bearing liabilities		—		—		—

Total interest expense		86		(612)		(526)

Net increase (decrease) in net interest income	(Won)	677	(Won)	276	(Won)	953

Loan Types

The following table presents our loans by type for the periods indicated. Except where specified otherwise, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2010		2011
	(In billions of Won)
Corporate
Corporate loans(1)	(Won)	95,835	(Won)	98,598
Public and other(2)		2,771		4,930
Loans to banks(3)		1,467		2,557
Lease financing		1,555		1,639

Total — Corporate		101,628		107,724

Retail
Mortgages and home equity		40,073		44,399
Other retail(4)		24,901		25,052

Total — retail		64,974		69,451

Credit cards		17,647		17,880

Total loans(5)	(Won)	184,249	(Won)	195,055

Notes:

(1)	Consists primarily of working capital loans, general purpose loans, bills purchased and trade-related notes and excludes loans to public institutions and commercial banks.

(2)	Consists of working capital loans and loan facilities to public institutions and non-profit organizations.

(3)	Consists of interbank loans and call loans.

(4)	Consists of general unsecured loans and loans secured by collateral other than housing to retail customers.

(5)	As of December 31, 2010 and 2011, approximately 89.25% and 88.76% of our total gross loans, respectively, were Won-denominated.

	As of December 31,
	2007		2008		2009
	(In billions of Won)
Corporate
Commercial and industrial(1)	(Won)	78,797	(Won)	93,103	(Won)	89,249
Lease financing		1,370		1,592		1,560

Total — Corporate		80,167		94,695		90,809

Retail
Mortgages and home equity		31,495		36,183		40,022
Other retail(2)		25,475		25,026		23,307

Total — Retail		56,970		61,209		63,329

Credit cards		14,681		14,637		15,117

Total loans(3)	(Won)	151,818	(Won)	170,541	(Won)	169,255

Notes:

(1)

Consists primarily of working capital loans, general purpose loans, bills purchased, trade-related notes, inter-bank loans, privately placed bonds, credit facility drawdowns and purchases of commercial paper or notes at a discount from its customers with recourse.

(2)	Consists of general unsecured loans and loans secured by collateral other than housing to retail customers.

(3)	As of December 31, 2007, 2008 and 2009, approximately 90.6%, 90.4% and 94.4% of our total gross loans, respectively, were Won-denominated.

Nonaccrual Loans and Past Due Accruing Loans

We discontinue accruing of interest on loans when payment of interest and/or principal becomes past due by 90 days. Loans are not reclassified as accruing until interest and principal payments are brought current.

We generally do not request borrowers to make immediate repayment of the whole outstanding principal balances and related accrued interest on loans whose interest payments are past due for one to 14 days in case of commercial loans and one to 30 days in case of retail loans.

Interest foregone is the interest due on nonaccrual loans that has not been accrued in our books of account. In 2007, 2008, 2009, 2010, and 2011 we would have recorded gross interest income of (Won)155 billion, (Won)202 billion, (Won)151 billion, (Won)145 billion and (Won)131 billion, respectively, on loans accounted for on a nonaccrual basis throughout the respective years, or since origination for loans held for part of the year, had the loans been current with respect to their original contractual terms. The amount of interest income on those loans that was included in our net income in 2007, 2008, 2009, 2010 and 2011 were (Won)77 billion, (Won)109 billion, (Won)90 billion, (Won)52 billion and (Won)66 billion, respectively.

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

	As of December 31,
	2010		2011
	(In billions of Won)
Loans accounted for on a nonaccrual basis
Corporate	(Won)	1,813	(Won)	1,621
Retail		155		239
Credit cards		155		152

Sub-total		2,123		2,012

Accruing loans which are contractually past due one day or more as to principal or interest
Corporate(1)		263		224
Retail(2)		369		482
Credit cards		432		576

Sub-total		1,064		1,282

Total	(Won)	3,187	(Won)	3,294

Notes:

(1)	Includes accruing loans which are contractually past due 90 days or more in the amount of (Won)64 billion and (Won)60 billion that are corporate loans as of December 31, 2010 and 2011, respectively.

(2)	Includes accruing loans which are contractually past due 90 days or more in the amount of (Won)18 billion and (Won)16 billion that are retail loans as of December 31, 2010 and 2011, respectively.

	As of December 31,
	2007		2008		2009
	(In billions of Won)
Loans accounted for on a nonaccrual basis
Corporate	(Won)	1,181	(Won)	1,457	(Won)	1,231
Retail		174		148		187
Credit cards		409		416		224

Sub-total		1,764		2,021		1,642

Accruing loans which are contractually past due one day or more as to principal or interest
Corporate(1)		98		122		65
Retail(2)		67		46		24
Credit cards		—		—		—

Sub-total		165		168		89

Total	(Won)	1,929	(Won)	2,189	(Won)	1,731

Notes:

(1)

Includes accruing loans which are contractually past due 90 days or more in the amount of (Won)2 billion, (Won)10 billion and (Won)8 billion that are corporate loans as of December 31, 2007, 2008 and 2009, respectively.

(2)

Includes accruing loans which are contractually past due 90 days or more in the amount of (Won)27 billion, (Won)13 billion and (Won)8 billion that are retail loans as of December 31, 2007, 2008 and 2009, respectively.

Allocation of Allowance for Loan Losses

The following table presents, as of the dates indicated, the allocation of our loan loss allowance by loan type.

	As of December 31,
	2010			2011
	Amt.		Loans% of Total Loans	Amt.		Loans% of Total Loans
	(In billions of Won, except percentages)
Corporate
Corporate loans	(Won)	1,923	67.43%	(Won)	1,634	63.41%
Public and other		15	0.53		19	0.74
Loan to banks		32	1.12		13	0.50
Lease financing		17	0.60		14	0.54

Total corporate		1,987	69.68		1,680	65.19

Retail
Mortgages and home equity		17	0.60		19	0.74
Other retail		178	6.24		202	7.84

Total retail		195	6.84		221	8.58

Credit cards		670	23.48		676	26.23

Total allowance for loan losses	(Won)	2,852	100.00%	(Won)	2,577	100.00%

Our total allowance for loan losses decreased by (Won)275 billion, or 9.6%, to (Won)2,577 billion as of December 31, 2011 from (Won)2,852 billion as of December 31, 2010. During 2011, the allowance for loan losses decreased primarily as a result of a decrease of loss rate in corporate loans.

	As of December 31,
	2007			2008			2009
	Amt.		Loans% of Total Loans	Amt.		Loans% of Total Loans	Amt.		Loans% of Total Loans
	(In billions of Won, except percentages)
Corporate
Commercial and Industrial	(Won)	1,390	66.22%	(Won)	2,438	76.16%	(Won)	2,969	81.61%
Lease financing		16	0.76		11	0.34		13	0.36

Total corporate		1,406	66.98		2,449	76.51		2,982	81.97

Retail
Mortgages and home equity		4	0.19		8	0.25		11	0.30
Other retail		150	7.15		149	4.65		170	4.67

Total retail		154	7.34		157	4.90		181	4.97

Credit cards		539	25.68		595	18.59		475	13.06

Total allowance for loan losses	(Won)	2,099	100.00%	(Won)	3,201	100.00%	(Won)	3,638	100.00%

Analysis of the Allowance for Loan Losses

The following table presents an analysis of our loan loss experience for each of the years indicated.

	2010		2011
	(In billions of Won, except percentages)
Balance at the beginning of the period	(Won)	3,114	(Won)	2,852
Amounts charged against income		1,301		864
Gross charge-offs:
Corporate:
Corporate loans		1,292		960
Public and other		19		1
Loan to banks		—		—
Lease financing		18		14
Retail:
Mortgage and home equity		25		1
Other retail		76		80
Credit cards		429		447

Total gross charge-offs		1,859		1,503

Recoveries:
Corporate:
Corporate loans		83		75
Public and other		—		—
Loan to banks		—		—
Lease financing		1		2
Retail:
Mortgage and home equity		2		6
Other retail		52		37
Credit cards		327		283
Total recoveries		465		403

Other		(169)		(39)
Net charge-offs		(1,563)		(1,139)

Balance at the end of the period	(Won)	2,852	(Won)	2,577

Ratio of net charge-offs during the period to average loans outstanding during the period		1.06%		0.78%

	2007		2008		2009
	(In billions of Won, except percentages)
Balance at the beginning of the period	(Won)	1,575	(Won)	2,099	(Won)	3,201
Amounts charged against income		40		1,319		1,751
Gross charge-offs:
Corporate:
Commercial and industrial		153		286		1,087
Lease financing		9		6		(19)
Retail:
Mortgage and home equity		(2)		6		(1)
Other retail		123		98		227
Credit cards		418		521		597

Total gross charge-offs		(701)		(917)		(1,891)

Recoveries:
Corporate:
Commercial and industrial		119		43		123
Lease financing		—		—		1
Retail:
Mortgage and home equity		3		2		1
Other retail		71		107		59
Credit cards		451		548		393

Total recoveries		644		700		577

Net charge-offs		(57)		(217)		(1,314)

Acquisition of LG Card		541		—		—

Balance at the end of the period	(Won)	2,099	(Won)	3,201	(Won)	3,638

Ratio of net charge-offs during the period to average loans outstanding during the period		0.04%		0.13%		0.78%

Analysis of Non-Performing Loans

The following table sets forth, for the periods indicated, the total non-performing loans by the borrower type.

	As of December 31,
	2010					2011
	Total Loans		Non- Performing Loans		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans		Ratio of Non- Performing Loans
	(In billions of Won, except percentages)
Corporate
Corporate loans	(Won)	95,835	(Won)	816	0.85%	(Won)	98,598	(Won)	739	0.75%
Public and other		2,771		8	0.29		4,930		8	0.16
Loans to banks		1,467		—	0.00		2,557		—	0.00
Lease financing		1,555		10	0.64		1,639		5	0.31

Total corporate		101,628		834	0.82		107,724		752	0.70

Retail
Mortgage and home equity		40,073		30	0.07		44,399		55	0.12
Other retail		24,901		102	0.41		25,052		164	0.65
Total retail		64,974		132	0.20		69,451		218	0.31
Credit cards		17,647		461	2.61		17,880		445	2.49

Total	(Won)	184,249	(Won)	1,427	0.77%	(Won)	195,055	(Won)	1,416	0.73%

	As of December 31,
	2007					2008					2009
	Loans		Non-Loans		Ratio of Non-Loans	Loans		Non-Loans		Ratio of Non-Loans	Loans		Non-Loans		Ratio of Non-Loans
	(In billions of Won, except percentages)
Corporate
Commercial and industrial	(Won)	78,797	(Won)	1,020	1.29%	(Won)	93,103	(Won)	1,087	1.17%	(Won)	89,249	(Won)	1,160	1.30%
Lease financing		1,370		7	0.51		1,592		5	0.31		1,560		4	0.26

Total corporate		80,167		1,027	1.28		94,695		1,092	1.15		90,809		1,164	1.28

Retail
Mortgage and home equity		31,495		45	0.14		36,183		40	0.11		40,022		29	0.07
Other retail		25,475		85	0.33		25,026		54	0.22		23,307		51	0.22
Total retail		56,970		130	0.47		61,209		94	0.33		63,329		80	0.29
Credit cards		14,681		165	1.12		14,637		171	1.17		15,117		171	1.13

Total	(Won)	151,818	(Won)	1,322	0.87%	(Won)	170,541	(Won)	1,357	0.80%	(Won)	169,255	(Won)	1,415	0.84%

Troubled Debt Restructurings

The following table presents, at the dates indicated, our loans which are “troubled debt restructurings” as defined under IFRS for the years ended December 31, 2010 and 2011 and under U.S. GAAP for the years ended December 31, 2007, 2008 and 2009. These loans mainly consist of corporate loans that have been restructured through the process of workout, court receivership and composition. See “Item 4.B. Business Overview — Description of Assets and Liabilities — Credit Exposures to Companies in Workout, Court Receivership and Composition.” These loans accrue interest at rates lower than the original contractual terms, or involve the extension of the original contractual maturity as a result of a variation of terms upon restructuring.

	As of December 31,
	2010		2011
	(In billions of Won)
Loans classified as “troubled debt restructurings” (excluding nonaccrual and past due loans)(1)	(Won)	193	(Won)	75

Note:

(1)

The total amount of loans classified as “troubled debt restructurings,” including nonaccrual and past due loans, amounted to (Won)1,275 billion and (Won)1,009 billion for the year ended December 31, 2010 and 2011, respectively.

For the years ended December 31, 2010 and 2011, interest income that would have been recorded under the original contract terms of restructured loans amounted to (Won)69 billion and (Won)42 billion, respectively, out of which (Won)31 billion and (Won)14 billion was reflected as our interest income, respectively.

	As of December 31,
	2007		2008		2009
	(In billions of Won)
Loans classified as “troubled debt restructurings” (excluding nonaccrual and past due loans)(1)	(Won)	124	(Won)	557	(Won)	932

Note:

(1)

The total amount of loans classified as “troubled debt restructurings,” including nonaccrual and past due loans, amounted to (Won)386 billion, (Won)747 billion and (Won)1,097 billion for the year ended December 31, 2007, 2008 and 2009, respectively.

For the years ended December 31, 2007, 2008 and 2009, interest income that would have been recorded under the original contract terms of restructured loans amounted to (Won)5 billion, (Won)21 billion and (Won)34 billion, respectively, out of which (Won)2 billion, (Won)18 billion and (Won)22 billion was reflected as our interest income, respectively.

Investment Portfolio

The following table sets out the book value and market value of securities in our investment portfolio as of the dates indicated.

	As of December 31, 2010				As of December 31, 2011
	Book Value		Market Value		Book Value		Market Value
	(In billions of Won)
Financial assets designated at fair value
Marketable equity securities	(Won)	722	(Won)	722	(Won)	1,361	(Won)	1,361
Debt securities:
Korean treasury and governmental agencies		69		69		88		88
Debt securities by financial institutions		161		161		110		110
Corporate debt securities		179		179		242		242
Debt securities issued by foreign government		31		31		—		—
Mortgage-backed and asset-backed securities		6		6		—		—
Others		1,040		1,040		—		—

Total — Fair value through profit and loss		2,208		2,208		1,801		1,801

Available-for sale securities
Marketable equity securities		7,204		7,204		5,038		5,038
Debt securities:
Korean treasury and governmental agencies		6,114		6,114		4,612		4,612
Debt securities by financial institutions		8,996		8,996		13,690		13,690
Corporate debt securities		6,742		6,742		10,046		10,046
Debt securities issued by foreign government		—		—		218		218
Mortgage-backed and asset-backed securities		396		396		503		503

Total — Available-for-sale		29,452		29,452		34,107		34,107

	As of December 31, 2010				As of December 31, 2011
	Book Value		Market Value		Book Value		Market Value
	(In billions of Won)
Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies	(Won)	6,218	(Won)	6,444	(Won)	5,780	(Won)	6,076
Debt securities by financial institutions		2,327		2,396		2,064		2,162
Corporate debt securities		3,846		3,960		3,887		3,978
Debt securities issued by foreign government		—		—		90		90
Mortgage-backed and asset-backed securities		138		141		73		74

Total — Held-to-maturity		12,529		12,941		11,894		12,380

Trading Securities
Marketable equity securities		922		922		1,988		1,988
Debt securities:
Korean treasury and governmental agencies		680		680		698		698
Financial institutions		3,220		3,220		2,994		2,994
Corporations		4,415		4,415		5,843		5,843
Mortgage-backed and asset-backed securities		22		22		90		90
Other trading assets		153		153		341		341

Total — Trading		9,412		9,412		11,954		11,954

Total securities	(Won)	53,601	(Won)	54,013	(Won)	59,756	(Won)	60,242

Book Value and Market Value

Amounts for 2010 in the following table are presented on a U.S. GAAP basis to provide a more meaningful comparison to the 2009 U.S. GAAP figures.

	As of December 31, 2009				As of December 31, 2010
	Book Value		Market Value		Book Value		Market Value
	(In billions of Won)
Available-for-sale securities
Marketable equity securities	(Won)	2,964	(Won)	2,964	(Won)	2,867	(Won)	2,867
Debt securities:
Korean treasury and governmental agencies		8,722		8,722		10,502		10,502
Debt securities by financial institutions		11,164		11,164		9,532		9,532
Corporate debt securities		2,308		2,308		2,400		2,400
Debt securities issued by foreign government		170		170		150		150
Mortgage-backed and asset-backed securities		2,284		2,284		1,838		1,838

Total — Available-for-sale		27,612		27,612		27,289		27,289

Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies		8,139		8,148		9,661		9,985
Debt securities by financial institutions		4,093		4,117		2,267		2,334
Corporate debt securities		363		372		469		482
Debt securities issued by foreign government		36		36		59		60
Mortgage-backed and asset-backed securities		163		167		130		133

Total — Held-to-maturity		12,794		12,840		12,586		12,994

Trading securities
Marketable equity securities		747		747		764		764
Debt securities:
Korean treasury and governmental agencies		1,524		1,524		2,571		2,571
Financial institutions		2,104		2,104		3,628		3,628
Corporations		1,177		1,177		1,563		1,563
Mortgage-backed and asset-backed securities		873		873		764		764
Other trading assets(1)		256		256		153		153

Total — Trading		6,681		6,681		9,443		9,443

Total securities	(Won)	47,087	(Won)	47,133	(Won)	49,318	(Won)	49,726

Note:

(1)	Consists of commodity-indexed deposits.

Deposits

Although the majority of our bank deposits are short-term, the majority of our depositors have historically rolled over their deposits at maturity, providing our banking operation with a stable source of funding.

The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated.

	2010			2011
	Average Balance (1)		Average Rate Paid	Average Balance (1)		Average Rate Paid
	(In billions of Won, except percentages)
Interest-bearing deposits:
Demand deposits	(Won)	15,905	0.70%	(Won)	16,517	0.72%
Savings deposits		33,655	0.98		34,234	0.98
Time deposits		93,385	3.50		99,654	3.61
Other deposits		4,884	4.58		3,513	3.71

Total interest-bearing deposits	(Won)	147,829	2.66%	(Won)	153,918	2.72%

Note:

(1)	Average balances are based on (a) daily balances of Shinhan Bank and (b) quarterly balances for other subsidiaries.

Amounts for 2010 in the following table are presented on a U.S. GAAP basis to provide a more meaningful comparison to the 2009 U.S. GAAP figures.

	2009			2010
	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid
	(In billions of Won, except percentages)
Interest-bearing deposits:
Interest-bearing demand deposits	(Won)	7,399	0.45%	(Won)	8,985	0.49%
Savings deposits		36,876	1.22		46,221	1.04
Certificates of deposit		11,802	5.48		4,985	4.49
Other time deposits		77,961	3.91		94,348	3.54
Mutual installment deposits(2)		189	3.70		129	3.53

Total interest-bearing deposits(3)	(Won)	134,227	3.12%	(Won)	154,668	2.65%

Notes:

(1)	Average balances are based on daily balances for Shinhan Bank and Jeju Bank and quarterly balances for other subsidiaries.

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

For a breakdown of deposit products, see “Item 4.B. Business Overview — Our Principal Activities — Deposit-taking Activities,” except that cover bills sold are reflected on short-term borrowings and securities sold under repurchase agreements are reflected as secured borrowings.

Profitability Ratios

	Year Ended December 31,
	2010	2011
	(Percentages)
Net income attributable to the Group as a percentage of:
Average total assets(1)	0.98%	1.09%
Average total Group stockholders’ equity(1)	10.36	10.89
Dividend payout ratio(2)	21.84	20.39
Net interest spread(3)	2.29	2.34
Net interest margin(4)	2.69	2.80
Efficiency ratio(5)	87.60	83.14
Cost-to-average assets ratio(6)	8.85	7.23
Equity to average asset ratio(7)	9.49	9.97

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank and (b) quarterly balances for other subsidiaries.

(2)	Represents the ratio of total dividends declared on common and preferred stock as a percentage of net income attributable to the Group.

(3)	Represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(4)	Represents the ratio of net interest income to average interest-earning assets.

(5)

Represents the ratio of non-interest expense to the sum of net interest income and non-interest income, a measure of efficiency for banks and financial institutions. Efficiency ratio may be reconciled to comparable line-items in our income statements for the periods indicated as follows:

	Year Ended December 31,
	2010		2011
	(In billions of Won, except percentages)
Non-interest expense (A)	(Won)	24,183	(Won)	20,657
Divided by
The sum of net interest income and non-interest income (B)		27,606		24,845
Net interest income		6,473		7,080
Non-interest income		21,133		17,765
Efficiency ratio ((A) as a percentage of (B))		87.60%		83.14%

(6)	Represents the ratio of non-interest expense to average total assets.

(7)	Represents the ratio of average stockholders’ equity to average total assets.

Amounts for 2010 in the following table are presented on a U.S. GAAP basis to provide a more meaningful comparison to the 2009 U.S. GAAP figures.

	Year Ended December 31,
	2009	2010
	(Percentages)
Net income attributable to the Group as a percentage of:
Average total assets(1)	0.43%	1.05%
Average total Group stockholders’ equity(1)(2)	5.21	11.81
Including redeemable convertible preferred shares(3)	5.21	11.81
Dividend payout ratio(4)	37.24	12.50
Net interest spread(5)	1.99	2.26
Net interest margin(6)	2.31	2.61
Efficiency ratio(7)	65.44	65.99
Cost-to-average assets ratio(8)	2.68	2.92
Equity to average asset ratio(9):	8.16	8.89
Including redeemable convertible preferred shares(3)	8.15	8.89

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank and Jeju Bank and (b) quarterly balances for other subsidiaries.

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

(7)

Represents the ratio of noninterest expense to the sum of net interest income and noninterest income, a measure of efficiency for banks and financial institutions. Efficiency ratio may be reconciled to comparable line-items in our income statements for the periods indicated as follows:

	Year Ended December 31,
	2009		2010
	(In billions of Won, except percentages)
Non-interest expense (A)	(Won)	7,137	(Won)	7,902
Divided by
The sum of net interest income and noninterest income (B)		10,906		11,974
Net interest income		5,221		6,174
Noninterest income		5,685		5,800
Efficiency ratio ((A) as a percentage of (B))		65.44%		65.99%

(8)	Represents the ratio of noninterest expense to average total assets.

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

	2010								2011
	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate
	(In billions of Won, except for percentages)
Borrowings from Bank of Korea(3)	(Won)	996	(Won)	1,321	(Won)	1,638	1.06%	0.10-1.75%	(Won)	1,029	(Won)	1,046	(Won)	1,240	1.18%	0.10-1.50%
Call money		1,334		1,649		2,484	3.07	0.15-2.80		1,309		2,212		2,013	4.93	0.14-3.55
Other short-term borrowings(4)		10,727		6,502		13,794	0.74	0.57-10.00%		11,508		7,430		12,022	1.14	0.60-9.26%

	(Won)	13,057	(Won)	9,472	(Won)	17,916	1.19%		(Won)	13,846	(Won)	10,688	(Won)	15,275	1.93%

Notes:

(1)	Average balances are based on (a) daily balances of Shinhan Bank and (b) quarterly balances for other subsidiaries.

(2)	Weighted-average interest rates are calculated by dividing the total interest expenses by the average amount borrowed.

(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.

(4)	Other short-term borrowings included borrowings from trust accounts, bills sold, borrowings in domestic and foreign currencies.

Amounts for 2010 in the following table are presented on a U.S. GAAP basis to provide a more meaningful comparison to the 2009 U.S. GAAP figures.

	2009								2010
	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate
	(In billions of Won, except for percentages)
Borrowings from Bank of Korea(3)	(Won)	1,434	(Won)	1,369	(Won)	1,490	1.11%	1.25-3.50%	(Won)	996	(Won)	1,306	(Won)	1,637	1.07%	0.10-1.75%
Call money		2,398		3,087		5,943	2.42	1.35-10.50		1,334		2,271		1,934	2.72	0.15-2.41
Other borrowings(4)		5,883		12,723		18,262	3.85	0.77-6.25%		5,741		7,288		6,141	4.23	0.57-10.00%

	(Won)	9,715	(Won)	17,179	(Won)	25,695	3.38%		(Won)	8,071	(Won)	10,865	(Won)	9,712	3.53%

Notes:

(1)	Average outstanding balances are calculated using daily balances for Shinhan Bank and Jeju Bank and quarterly balances for other subsidiaries.

(2)	Weighted-average interest rates during this year are calculated by dividing the total interest expenses by the average amount borrowed.

(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.

(4)	Other short-term borrowings included borrowings from trust accounts, bills sold, borrowings in domestic and foreign currencies and short-term debentures.

Our short-term borrowings have maturities of less than one year which are generally unsecured with the exception of borrowings from the Bank of Korea.

INDEX OF EXHIBITS

1.1	Articles of Incorporation, last amended as of March 29, 2012 (in English)†

2.1	Form of Common Stock Certificate (in English) † *

2.2	Form of Deposit Agreement to be entered into among Shinhan Financial Group, Citibank, N.A., as depositary, and all owners and holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipt*

2.3	Long-term debt instruments of Shinhan Financial Group, Shinhan Bank and other consolidated subsidiaries for which financial statements are required to be filed are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Shinhan Financial Group agrees to furnish the Commission on request a copy of any instrument defining the rights of holders of its long-term debt and that of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.*

4.1	Stock Purchase Agreement by and between Korea Deposit Insurance Corporation and Shinhan Financial Group dated July 9, 2003**

4.2	Investment Agreement by and between Shinhan Financial Group and Korea Deposit Insurance Corporation dated July 9, 2003*

4.3	Agreed Terms, dated June 22, 2004, by and among the President of Korea Deposit Insurance Corporation, CEO of Shinhan Financial Group, CEO of Chohung Bank, Chairman of the National Financial Industry Labor Union of Korea and the Head of the Chohung Bank Chapter of the National Financial Industry Labor Union*

4.4	Merger Agreement between Shinhan Bank and Chohung Bank (in English) † ***

4.5	Split-Merger Agreement between Shinhan Card and Chohung Bank (in English) † ***

4.6	Form of Share Purchase Agreement, dated January 17, 2007, by and between Shinhan Financial Group and the holders of the redeemable preferred shares and the redeemable convertible shares issued by Shinhan Financial Group as part of the funding for the acquisition of LG Card Co., Ltd. (in English) †****

4.7	LG Card Acquisition Agreement, dated 2006, between Korea Development Bank and 13 other financial institutions, on the one hand, and Shinhan Financial Group†*****

8.1	List of all subsidiaries of Shinhan Financial Group

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

†	A fair and accurate translation from Korean into English.

*	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003.

**	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003. Confidential treatment has been requested for certain portions of the Stock Purchase Agreement.

***	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 30, 2006.

****	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 29, 2007.

*****	Incorporated by reference to registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 30, 2008.

E-1