Form 20-F
period 2012-12-31
SHINHAN FINANCIAL GROUP CO LTD
filed 2013-04-30
CIK 1263043

As filed with the Securities and Exchange Commission on April 30, 2013

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Yes  ☐  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☑                Accelerated filer  ☐                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐

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

All references to “Korea” or the “Republic” contained in this annual report mean The Republic of Korea. All references to the “Government” mean the government of The Republic of Korea. The Financial Supervisory Service (“FSS”) is the executive body of the Financial Services Commission of Korea (“FSC”). References to “MOSF” are to the Ministry of Strategy and Finance of Korea.

Our fiscal year ends on December 31 of each year, except Shinhan Life Insurance and four other subsidiaries. Unless otherwise specified or the context otherwise requires, all references to a particular year are to the year ended December 31 of that year.

The currency of the primary economic environment in which we operate is Korean Won.

In this annual report, unless otherwise indicated, all references to “Won” or “￦” are to the currency of The Republic of Korea, and all references to “U.S. Dollars,” “Dollars,” “$” or “US$” are to the currency of the United States of America. Unless otherwise indicated, all translations from Won to Dollars were made at ￦1,063.2 to US$1.00, which was the noon buying rate in the City of New York on December 31, 2012 for cable transfers according to the H.10 statistical release of the Federal Reserve Board (the “Noon Buying Rate”). On April 10, 2013, the Noon Buying Rate was ￦1,135.35 to US$1.00. The Noon Buying Rate has been volatile recently and the U.S. Dollar amounts referred to in this report should not be relied upon as an accurate reflection of our results of operations. We expect this volatility to continue in the near future. No representation is made that the Won or U.S. Dollar amounts referred to in this report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

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

The selected consolidated income statement and balance sheet data set forth below for the years ended December 31, 2010, 2011 and 2012 have been derived from our consolidated financial statements which have been prepared in accordance with IFRS as issued by the IASB. Until December 31, 2010, we prepared our consolidated financial information in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). All financial information as of and for the year ended December 31, 2010 included in this report has been prepared in accordance with IFRS. Our consolidated financial statements as of and for the years ended December 31, 2010, 2011 and 2012 have been audited by independent registered public accounting firm KPMG Samjong Accounting Corp.

You should read the following data with the more detailed information contained in “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included in “Item 18. Financial Statements.” Historical results do not necessarily predict future results.

Consolidated Income Statement Data

	Year Ended December 31,
	2010		2011		2012
	(In billions of Won and millions of US$, except per common share data)
Interest income	￦	12,909	￦	13,781	￦	13,857	$13,033
Interest expense		(6,436)		(6,701)		(6,883)	(6,474)

Net interest income		6,473		7,080		6,974	6,559
Fees and commission income		3,397		3,557		3,514	3,305
Fees and commission expense		(1,640)		(1,798)		(1,942)	(1,826)

Net fees and commission income		1,757		1,759		1,572	1,479
Net insurance income		(76)		(119)		(209)	(197)
Dividend income		217		209		176	165
Net trading income (loss)		334		(132)		596	560
Net foreign currency transaction gain		117		14		280	263
Net gain (loss) on financial instruments designated at fair value through profit or loss		(125)		172		(532)	(500)
Net gain on sale of available-for-sale financial assets		652		846		537	505
Impairment loss on financial assets(1)		(1,336)		(983)		(1,416)	(1,332)
General and administrative expenses		(3,848)		(4,135)		(4,060)	(3,818)
Other operating expenses, net(1)		(613)		(538)		(724)	(681)

Operating income(1)		3,552		4,173		3,194	3,003
Equity in income of associates		15		58		28	26
Other non-operating income (loss), net(1)		(138)		(38)		11	11

Income before income taxes		3,429		4,193		3,233	3,040
Income tax expense		(570)		(920)		(739)	(695)

Net income for the period	￦	2,859	￦	3,273	￦	2,494	$2,345

	Year Ended December 31,
	2010		2011		2012
	(In billions of Won and millions of US$, except per common share data)
Other comprehensive income (loss) for the period, net of income tax	￦	(18)	￦	16	￦	(85)	$(80)
Foreign currency translation differences for foreign operations assets		175		(461)		12	11
Equity in other comprehensive income of associates		21		3		4	4
Net Change in unrealized fair value of cash flow hedges		13		1		15	14
Other comprehensive income (loss) of separate account		2		0		0	0

Total other comprehensive loss, net of income tax		193		(441)		(54)	(51)

Total comprehensive income for the period	￦	3,052	￦	2,832	￦	2,440	$2,294

Net income attributable to:
Equity holder of the Group		2,684		3,100		2,323	2,184
Non-controlling interest		175		173		171	161
Total comprehensive income attributable to:
Equity holder of the Group		2,876		2,659		2,269	2,134
Non-controlling interest		176		172		172	162
Earnings per share:
Basic earnings per share in won(2)		5,175		5,954		4,686	4,407
Dilutive earnings per share in won(3)		5,076		5,832		4,686	4,407

Notes:

(1)

We changed our accounting policy regarding certain items previously classified as operating income items to non-operating income items in the consolidated statements of comprehensive income, and have retrospectively presented prior years’ consolidated statements of comprehensive income for comparative purposes. See Note 2(e) of the notes to our consolidated financial statements.

(2)	Basic earnings per share are calculated by dividing net income available to holders of our common shares by the weighted average number of common shares issued and outstanding for the relevant period.

(3)

Dilutive earnings per share are calculated in a manner consistent with basic earnings per share, while giving effect to the potential dilution that could occur if convertible securities, options or other contracts to issue common shares were converted into or exercised for common shares. Common shares issuable upon conversion of redeemable convertible preferred shares are potentially dilutive.

Consolidated Balance Sheet Data

	As of December 31,
	2010		2011		2012
	(In billions of Won and millions of US$, except per common share data)
Assets
Cash and due from banks	￦	11,822	￦	14,731	￦	13,394	$12,598
Trading assets		9,412		11,954		14,019	13,185
Financial assets designated at fair value through profit or loss		2,208		1,801		2,585	2,431
Derivative assets(1)		3,159		2,319		2,165	2,036
Loans		181,347		192,573		199,656	187,780
Available-for-sale financial assets		29,452		34,106		36,328	34,168
Held-to-maturity financial assets		12,529		11,895		11,659	10,966
Property and equipment, net		2,976		2,994		3,047	2,865
Intangible assets, net		4,073		4,203		4,191	3,942
Investments in associates		300		249		299	281
Deferred tax assets		65		29		96	90
Current tax receivables		11		9		14	13
Investment property, net		286		275		247	232
Assets held for sale		21		16		54	51
Other assets, net		9,949		10,888		13,094	12,315

Total assets(1)	￦	267,610	￦	288,042	￦	300,848	$282,953

Liabilities
Deposits	￦	149,417	￦	163,016	￦	170,096	$159,979
Trading liabilities		823		704		1,371	1,289
Financial liabilities designated at fair value through profit or loss		1,954		3,298		4,822	4,535
Derivative liabilities(1)		2,588		1,972		1,904	1,791
Borrowings		18,085		20,033		18,891	17,768
Debt securities issued		40,286		39,737		38,840	36,530
Liability for defined benefit obligations		170		275		214	201
Provisions		859		870		747	702
Current tax liabilities		251		568		252	237
Deferred tax liabilities		184		—		20	19
Liabilities under insurance contracts		8,986		10,867		13,419	12,620
Other liabilities		16,812		19,843		21,493	20,215

Total liabilities(1)	￦	240,415	￦	261,183	￦	272,069	$255,886

Equity
Capital stock	￦	2,590	￦	2,645	￦	2,645	$2,488
Other equity instruments		—		239		537	505
Capital surplus		8,835		9,887		9,887	9,299
Capital adjustments		(391)		(393)		(393)	(370)
Accumulated other comprehensive income		1,629		1,189		1,135	1,067
Retained earnings		12,071		10,830		12,499	11,756

Total equity attributable to equity holders of the Group		24,734		24,397		26,310	24,745
Non-controlling interest		2,461		2,462		2,469	2,322

Total equity	￦	27,195	￦	26,859	￦	28,779	$27,067

Total liabilities and equity(1)	￦	267,610	￦	288,042	￦	300,848	$282,953

Note:

(1)

Prior to 2012, we recorded certain synthetic options on a gross basis that should have recorded on a net basis. As of December 31, 2012, the respective synthetic options have been recorded on a net basis and all corresponding information in the prior periods has been retrospectively adjusted. As a result, as of December 31, 2010, derivative assets, total assets, derivative liabilities, total liabilities and total liabilities and equity were each decreased by ￦947 billion and as of December 31, 2011 all such line items were each decreased by ￦76 billion. As of and for the years ended December 31, 2010 and 2011, there was no impact on total equity, net income or the presentation of consolidated statements of comprehensive income.

Dividends

	Year Ended December 31,
	2010		2011		2012
	(In Won and US$)
Cash dividends per share of common stock:
In Korean Won	￦	750	￦	750	￦	700
In U.S. dollars		$0.66		$0.65		$0.66
Cash dividends per share of preferred stock:
In Korean Won	￦	5,275	￦	4,996	￦	5,580
In U.S. dollars		$4.62		$4.31		$5.25

Selected Statistical Information

Profitability Ratios

	Year Ended December 31,
	2010	2011	2012
	(Percentages)
Net income attributable to the Group as a percentage of:
Average total assets(1)	0.98%	1.09%	0.78%
Average total Group stockholders’ equity(1)	10.36	10.89	8.25
Dividend payout ratio(2)	21.84	20.39	17.98
Net interest spread(3)	2.29	2.34	2.18
Net interest margin(4)	2.69	2.80	2.60
Efficiency ratio(5)	87.60	83.14	85.73
Cost-to-average assets ratio(6)	8.85	7.23	6.59
Equity to average asset ratio(7)	9.49	9.97	9.42

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank and (b) quarterly balances for other subsidiaries.

(2)	Represents the ratio of total dividends declared on common and preferred stock as a percentage of net income attributable to the Group.

(3)	Represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(4)	Represents the ratio of net interest income to average interest-earning assets.

(5)

Represents the ratio of non-interest expense to the sum of net interest income and non-interest income, a measure of efficiency for banks and financial institutions. Efficiency ratio may be reconciled to comparable line-items in our income statements for the periods indicated as follows:

	Year Ended December 31,
	2010		2011		2012
	(In billions of Won, except percentages)
Non-interest expense(A)	￦	24,183	￦	20,657	￦	19,715
Divided by
The sum of net interest income and non-interest income(B)		27,606		24,845		22,997
Net interest income		6,473		7,080		6,974
Non-interest income		21,133		17,765		16,022
Efficiency ratio ((A) as a percentage of (B))		87.60%		83.14%		85.73%

(6)	Represents the ratio of non-interest expense to average total assets.

(7)	Represents the ratio of average stockholders’ equity to average total assets.

Asset Quality Ratios

	As of December 31,
	2010		2011		2012
	(In billions of Won, except percentages)
Total gross loans	￦	184,249	￦	195,055	￦	202,275
Total allowance for loan losses		2,852		2,577		2,793
Allowance for loan losses as a percentage of total loans		1.55%		1.32%		1.38%
Impaired loans(1)	￦	2,757	￦	2,457	￦	2,636
Impaired loans as a percentage of total loans		1.50%		1.26%		1.30%
Allowance as a percentage of impaired loans		103.45%		104.88%		105.96%
Total non-performing loans(2)	￦	1,427	￦	1,416	￦	1,695
Non-performing loans as a percentage of total loans		0.77%		0.73%		0.84%
Allowance as a percentage of total assets		1.06%		0.89%		0.93%

Notes:

(1)	Impaired loans include (i) loans for which the borrower has defaulted under Basel standards and (ii) loans that qualify as “troubled debt restructurings” under IFRS.

(2)	Non-performing loans are defined as loans, whether corporate or retail, that are past due more than 90 days.

Capital Ratios

	As of December 31,
	2010	2011	2012
	(Percentages)
Group BIS ratio(1)	12.38%	11.41%	12.46%
Total capital adequacy ratio of Shinhan Bank	15.47	15.26	15.83
Adjusted equity capital ratio of Shinhan Card(2)	24.99	25.81	27.43
Solvency ratio for Shinhan Life Insurance(3)	397.93	324.02	287.70

Notes:

(1)

Starting 2007, under the revised guidelines of the Financial Services Commission applicable to financial holding companies, the minimum requisite capital ratio applicable to us changed to the Bank for International Settlement (“BIS”) ratio of 8%. This computation is based on our consolidated financial statements in accordance with IFRS. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

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

	As of December 31,
	2010		2011		2012
	(In millions of Won, except percentages)
Risk-weighted assets	￦	188,785,745	￦	195,579,399	￦	201,184,402
Total risk-adjusted capital	￦	23,369,691	￦	22,315,419	￦	25,075,736
Tier 1 capital	￦	15,502,733	￦	17,316,861	￦	19,124,728

Capital adequacy ratio (%)		12.38%		11.41%		12.46%
Tier 1 capital ratio (%)		8.21%		8.85%		9.51%

Exchange Rates

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low
	(Won per US$1.00)
2008	1,262.0	1,105.3	1,507.9	935.2
2009	1,163.7	1,270.0	1,532.8	1,163.7
2010	1,130.6	1,155.7	1,253.2	1,104.0
2011	1,158.5	1,106.9	1,197.5	1,049.2
2012	1,063.2	1,126.2	1,185.0	1,063.2
October	1,090.2	1,105.4	1,114.6	1,090.2
November	1,081.8	1,087.0	1,091.8	1,081.8
December	1,063.2	1,075.2	1,083.7	1,063.2
2013 (through April 10)	1,135.4	1,090.4	1,140.3	1,056.0
January	1,087.5	1,066.5	1,091.2	1,056.0
February	1,083.9	1,087.3	1,095.7	1,078.2
March	1,112.5	1,102.9	1,119.2	1,083.9
April (through April 10)	1,135.4	1,128.0	1,140.3	1,114.4

Source:	Federal Reserve Bank of New York (for the periods ended on or prior to December 31, 2008) and Federal Reserve Board (for the period since January 1, 2009)

Note:

(1)	Represents the average of the Noon Buying Rates on the last day of each month during the relevant period.

We have translated certain amounts in Korean Won, which appear in this annual report, into U.S. dollars for convenience. This does not mean that the Won amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, translations of Won amounts to U.S. dollars are based on the Noon Buying Rate in effect on December 31, 2012, which was ￦1,063.2 to US$1.00. On April 10, 2013, the Noon Buying Rate in effect was ￦1,135.35 to US$1.00.

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

The Korean economy is closely integrated with, and is significantly affected by, developments in the global economy and financial markets. The ongoing difficulties affecting the European, U.S. and global financial sectors, adverse conditions and volatility in the worldwide credit and financial markets, fluctuations in oil and commodity prices and the general weakness of the European, U.S., Chinese and global economy have increased the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. Due to recent liquidity and credit concerns and volatility in the global financial markets, the value of the Won relative to the U.S. Dollar has also fluctuated significantly in recent years. Furthermore, as a result of adverse global and Korean economic conditions, there has been continuing volatility in the stock prices of Korean companies. While the global economy showed some signs of stabilization and improvement starting in 2010 following the global credit and financial crisis in 2008 and 2009, substantial uncertainties remain, among others, in the form of fiscal and financial crisis in several European countries (including Italy, Spain, France, Greece and Portugal), a downgrade in the sovereign or other credit ratings of governments and financial institutions in Europe and the United States and signs of cooling of the Chinese economy, and the overall prospects for the Korean and global economy in 2013 and beyond remain uncertain. Although we have exposure to certain troubled European countries, namely Spain, Ireland, Italy and Portugal, our aggregate exposure to such countries only amounted to ￦57.3 billion as of December 31, 2012, which is approximately 0.02% of our total assets as of December 31, 2012. However, any future deterioration of the European or other economies, and in turn, the global and Korean economy, could adversely affect our business, financial condition and results of operations.

In particular, difficulties in financial and economic conditions could result in significant deterioration in the quality of our assets and accumulation of higher provisioning, allowances for loan losses and charge-offs as an increasing number of our corporate and retail customers declare bankruptcy or insolvency or otherwise face increasing difficulties in meeting their debt obligations. For example, during the global financial crisis in 2008 to

2009, our delinquent and non-performing loans increased significantly before returning largely to pre-crisis levels in 2009 due in part to our preemptive measures and improvements in the general economy. In addition, since 2010 the continuing slump in the real estate market and the shipbuilding industry have led to increased delinquency among our corporate borrowers in the construction, real estate leasing, shipbuilding and shipping industries (and in certain cases, even insolvency and/or corporate restructurings as was recently the case for Kukdong Engineering & Construction and its parent Woongjin Holdings). For example, in April 2013, as a result of the continued stagnation in the shipbuilding industry, STX Offshore & Shipbuilding, the flagship member company of one of the leading conglomerates STX Group, entered into a voluntary arrangement with its creditors (including Shinhan Bank) to improve its credit situation. While we have sought to actively reduce our exposure to such troubled industries through preemptive risk management policies, we cannot assure you that we will not experience further loan losses from borrowers in these industries since the quality of their assets may further deteriorate due to the continued slump in these industries or for other reasons. Shinhan Bank’s delinquency ratio (based on one or more month of delinquency) increased from 0.48% in 2010 to 0.60% in 2011 and 0.61% in 2012. As for Shinhan Card, its delinquency ratio under the Financial Services Commission guidelines increased from 2.0% in 2010 to 2.3% in 2011 and 2.6% in 2012 largely as a result of an increase in Shinhan Card’s assets, but it may continue to experience an increase in delinquency ratio as it seeks to maintain or enlarge its asset base amid intensifying competition among credit card companies to gain market share.

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

In the banking sector, Shinhan Bank competes principally with other national commercial banks in Korea, but also faces competition from a number of additional banking institutions, including branches and subsidiaries of foreign banks operating in Korea, regional banks, government-owned development banks and Korea’s specialized banks, such as Korea Development Bank, the Industrial Bank of Korea and the National Association of Agriculture and Fisheries, as well as various other types of financial service providers, including savings institutions (such as mutual savings and finance companies, credit unions and credit cooperatives), investment companies (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. As of December 31, 2012, Korea had seven major nationwide domestic commercial banks (including Citibank and Standard Chartered Bank, both of which are domestic commercial banks acquired by global financial institutions), six regional commercial banks and branches and subsidiaries of 39 foreign banks. We believe that foreign financial institutions, many of which have greater experiences and resources than we do, will continue to enter the Korean market and compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions.

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

Consolidation among our rival institutions may also add competition in the markets in which we and our subsidiaries conduct business. The Korean banking industry may undergo further consolidation either voluntarily or as part of government-led initiatives. Some of the financial institutions resulting from these developments may, by virtue of their increased size, expanded business scope and more efficient operations, provide greater competition for us. For example, the Government may eventually privatize Korea Development Bank, one of the Government’s key policy banks, through an initial public offering. In January 2010, the Government announced its intent to sell its controlling stake in Woori Financial Group, one of the top three financial holding companies in Korea in terms of assets as of December 31, 2012 with a similarly ranked banking operation. If Woori Financial Group or any of its major operating subsidiaries were to be acquired by a rival bank or financial holding company, the consolidated entity will have a greater scale of operations, including a larger customer base, and financial resources than us, which may hurt our ability to compete effectively. In addition, in February 2012, Hana Financial Group, which owns and operates Hana Bank, one of the major commercial banks in Korea, received regulatory approval to acquire a controlling equity interest in Korea Exchange Bank, another major commercial bank in Korea, from Lone Star Funds, and in April 2013 Korea Exchange Bank became a wholly-owned subsidiary of Hana Financial Group and was delisted. In March 2012, the National Agricultural Cooperative Federation, another policy bank of the Government, was reorganized into a holding company structure pursuant to which several of its financial business units were spun off into separate subsidiaries, including banking, life insurance and non-life insurance units. Furthermore, former specialized policy banking institutions, such as the National Agricultural Cooperative Federation and Industrial Bank of Korea are in the course of actively expanding their retail operations. Any of these developments may place us at a competitive disadvantage and outweigh any potential benefit to us in the form of opportunities to acquire new customers who are displeased with the level of services at the newly reorganized entities or to provide credit facilities to corporate customers who wish to maintain relationships with a wide range of banks in order to diversify their sources of funding.

As the Korean economy further develops and new business opportunities arise, more competitors may enter the financial services industry. Recently, banks are beginning to compete for new customers and it is likely that competition between bank-operated credit card companies and independent card companies will increase substantially. For example, in 2009, Hana SK Card was launched through a partnership between Hana Financial Group Inc. and SK Telecom. In addition, in November 2011, BC Card became a subsidiary of KT Group while the KDB Group and Korea Post have recently announced their intentions to enter the credit card industry. Furthermore, large non-financial institutions, such as mobile telecommunications companies, have also been reported to be considering entry into the Korean credit card and consumer finance businesses by way of convergence with the existing and future mobile telephone networks. SK Telecom, Korea Telecom and LG Uplus have been actively providing mobile phone payment services through payment solutions tailored for smartphones. As these companies are the three largest telecommunications service providers in Korea serving a substantial majority of the Korean population, a widespread consumer acceptance of mobile phone payment services in lieu of credit card services could pose a serious competitive threat to the existing credit card service providers, including our credit card subsidiary.

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

We and our subsidiaries in Korea are required to maintain specified capital adequacy ratios. For example, we and our banking subsidiaries in Korea are required to maintain a minimum Tier I capital adequacy ratio of 4.0% and a BIS ratio of 8.0%. These ratios measure the respective regulatory capital as a percentage of risk-weighted assets on a consolidated basis and are determined based on guidelines of the Financial Services

Commission. In addition, our subsidiaries Shinhan Card, Shinhan Life Insurance and Shinhan Investment are required to maintain a consolidated adjusted equity capital ratio of 8.0%, a solvency ratio of 100% and a net operating capital ratio of 150%, respectively.

While we and our subsidiaries currently maintain capital adequacy ratios in excess of the respective required regulatory minimum levels, we or our subsidiaries may not be able to continue to satisfy the capital adequacy requirements for a number of reasons, including an increase in risky assets and provisioning expenses, substitution costs related to the disposal of problem loans, declines in the value of securities portfolios, adverse changes in foreign currency exchange rates, changes in the capital ratio requirements, the guidelines regarding the computation of capital ratios, or the framework set by the Basel Committee on Banking Supervision (the “Basel Committee”) upon which the guidelines of the Financial Services Commission are based, or other adverse developments affecting our asset quality or equity capital or due to other reasons.

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

In December 2010, the Basel Committee issued final rules in respect of (i) a global regulatory framework for more resilient banks and banking systems and (ii) an international framework for liquidity risk measurement, standards and monitoring, which together are commonly referred to as “Basel III.” The new minimum capital requirements, including the minimum common equity Tier 1 requirement of 4.5% and additional capital conservation buffer requirement of 2.5%, are scheduled to be implemented in phases during the period from January 2013 to January 1, 2019. Additional countercyclical capital buffer requirements are also expected to be phased in starting in 2016, in parallel with the capital conservation buffer to a maximum level of 2.5% effective on January 1, 2019, although individual jurisdictions may choose to implement larger countercyclical capital buffers. Effective January 1, 2011, the leverage ratio is subject to a supervisory monitoring period as well as a parallel run period from January 1, 2013 lasting to January 1, 2017. Further calibration of the leverage ratio will be carried out in the first half of 2017, with a view to migrating to the minimum regulatory capital requirement of Pillar 1, from January 1, 2018. We are currently in compliance with the Basel Committee’s capital requirement for trading book and complex securitization exposures. On January 13, 2011, the Basel Committee issued further minimum requirements to ensure that all classes of capital instruments fully absorb losses at the point of non-viability before taxpayers are exposed to loss. Instruments issued on or after January 1, 2013 may only be included in regulatory capital if the new requirements are met. The capital treatment of securities issued prior to this date will be phased out over a ten-year period commencing January 1, 2013.

The Financial Supervisory Service has announced proposed regulations to implement the capital requirements of Basel III in Korea from September 2012 to November 2012, which regulations were expected to become final in December 2012. Under the Financial Supervisory Service’s proposed regulations in respect of Basel III capital, commercial banks in Korea will be required to maintain a minimum total capital adequacy (BIS) ratio of 8.0%, a minimum common equity ratio of 4.5% and a minimum Tier 1 capital ratio of 6.0%, which minimum requirements will be phased in sequentially from January 1, 2013 and become fully effective on January 1, 2016. Starting January 1, 2016, capital conservation buffer requirements will be phased in sequentially through January 1, 2019, at which date commercial banks will be required to maintain a capital conservation buffer of 2.5%. However, in December 2012 the Financial Services Commission announced that it would delay the implementation of Basel III, and therefore the above proposed regulations have been delayed indefinitely. According to this announcement, the timing and other details relating to the implementation of proposed regulations and the actual requirements (including in relation to the capital adequacy ratios) are to be decided in the future in consideration of, among others, how other countries (including the United States and Europe) plan to implement Basel III.

Our holding company is currently in compliance with Basel I requirements and our banking subsidiaries are currently in compliance with Basel II requirements, and we and our banking subsidiaries are actively taking steps to comply with the additional requirements under Basel III, as it becomes applicable. There can be no assurance that new requirements under Basel III will not require an increase in our banking subsidiaries’ credit risk capital requirements in the future, which may require our banking subsidiaries to either improve their asset quality or raise additional capital.

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

For example, Basel III includes an international framework for liquidity risk measurement, standards and monitoring, as noted above, including a new minimum liquidity standard, known as the liquidity coverage ratio (“LCR”), which is designed to ensure that banks have an adequate stock of unencumbered high quality liquid assets (“HQLA”) that can be easily and speedily converted into cash in the private marketplace to survive a significant stress scenario lasting 30 calendar days. The LCR is computed as (a) the value of a banking organization’s HQLA, divided by (b) its total expected net cash outflows over the next 30 calendar days under stress scenarios. The minimum LCR is 100%. In January 2013, the Basel Committee on Bank Supervision released a revised formulation of the LCR, one of two quantitative liquidity measures approved in December 2010 as part of Basel III. The Basel Committee extended the timetable for full phase-in of the LCR from January 2015 to January 2019. The Financial Supervisory Service is expected to promulgate proposed regulations to implement the liquidity requirements of Basel III.

A substantial part of the liquidity and funding requirements for our banking subsidiaries is met through short-term customer deposits, which typically roll over upon maturity. While the volume of our customer deposits has generally been stable over time, customer deposits have from time to time declined substantially due to the popularity of other, higher-yielding investment opportunities, namely stocks and mutual funds, for example, during times of bullish stock markets. During such times, our banking subsidiaries were required to obtain alternative funding at higher costs. In addition, due to the deregulation of depositary and settlement services as a result of the Financial Investment Services and Capital Markets Act, our banking subsidiaries may experience a decrease in customer deposits due to intensified competition among a more diversified group of financial services providers.

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

Credit ratings affect the cost and other terms upon which we and our subsidiaries are able to obtain funding. Domestic and international rating agencies regularly evaluate us and our subsidiaries, and their ratings of our and our subsidiaries’ long-term debt are based on a number of factors, including our financial strength as well as conditions affecting the financial services industry generally and in Korea. There can be no assurance that the rating agencies will maintain our current ratings or outlooks. There is no assurance that Shinhan Bank, Shinhan Card, any of our other major subsidiaries or our holding company will not experience a downgrade in their respective credit ratings and outlooks for reasons related to the general Korean economy or reasons specific to such entity. Any downgrade in the credit ratings and outlooks of us and our subsidiaries will likely increase the cost of our funding, limit our access to capital markets and other borrowings, require us to post additional collateral in financial transactions, and could increase the amount of regulatory liquidity we will be required to hold when Basel III liquidity requirements become effective, any of which could adversely affect our liquidity, net interest margins and profitability, and in turn, our business, financial condition and results of operations.

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

A significant or sustained decrease in interest rates could decrease our net interest margin due to a mismatch in our assets and liabilities structures, which could have a material adverse effect on our asset quality and profitability.

Commencing in the second half of 2008, interest rates in Korea declined to historically low levels as the government sought to stimulate the economy through active rate-lowering measures. As the Korean economy showed signs of recovery, the Korean government increased the base interest rate by an aggregate of 125 basis points during the period of 2010 and 2011 from 2.0% in 2010 to 3.25% in 2011; however, as an effort to spur domestic economy amid signs of protracted recession, the Korean government decreased the base interest rate by an aggregate of 50 basis points during the period of 2011 and 2012 from 3.25% in 2011 to 2.75% in 2012 in order to stimulate the economy.

Interest rate movements, in terms of magnitude and timing as well as their relative impacts on our assets and liabilities, have a significant impact on our net interest margin and profitability, particularly with respect to our financial products that are sensitive to such movements. For example, if the interest rates applicable to our loans (which are recorded as assets) decrease or increase at a slower pace or by a thinner margin than the interest rates applicable to our deposits (which are recorded as liabilities), our net interest margin will shrink and our profitability will be negatively affected. In addition, the relative size and composition of our variable rate loans and deposits (as compared to our fixed rate loans and deposits) may also impact our net interest margin. Furthermore, the difference in the average term of our interest-earning assets (primarily loans) compared to our interest-bearing liabilities (primarily deposits) may also impact our net interest margin. For example, since our deposits tend to have longer terms, on average, than those of our loans, our deposits are on average less sensitive to movements in the base interest rates on which our deposits and loans tend to be pegged, and therefore, an increase in the base interest rates tend to increase our net interest margin while a decrease in the base interest rates tend to have the opposite effect. While we continually manages our assets and liabilities to minimize our exposure to interest rate volatility, such efforts by us may not mitigate the impact of interest rate volatility in a timely or effective manner, and our net interest margin, and in turn our results of operations and financial condition, could suffer significantly.

We cannot assure you when and to what extent the Korean government will in the future raise the base interest rate, to which the market interest rate correlate, as such determination is subject to many policy considerations, including the general economic cycle, inflationary levels, interest rates in other economies and foreign currency exchange rates, among others. If there were to be a significant or sustained increase in interest rates, all else being equal, such movement would lead to a decline in the value of traded debt securities and could also raise our funding costs, while reducing loan demand, especially among retail customers. Rising interest rates may therefore require us to re-balance our assets and liabilities in order to minimize the risk of potential mismatches and maintain our profitability. In additional, rising interest rates may adversely affect the Korean economy and the financial condition of our corporate and retail borrowers, including holders of our credit cards, which in turn may lead to deterioration of our credit portfolio. Since most of our retail and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rates will increase the funding costs of our borrowers and could adversely affect their ability to make payments on their outstanding loans.

We may incur losses associated with our counterparty exposures.

We face the risk that counterparties will be unable to honor contractual obligations to us or our subsidiaries. These parties may default on their obligations to us or our subsidiaries due to bankruptcy, lack of liquidity, operational failure or other reasons. This risk may arise, for example, from entering into swaps or other derivative contracts under which counterparties have obligations to make payments to us or our subsidiaries or in executing currency or other trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries. Counterparty risk has increased especially in light of the global credit crisis and global economic downturn starting in 2008. For example, Shinhan Investment, our securities brokerage subsidiary, recorded losses of ￦91 billion in 2008 as a result of the bankruptcy filing by Lehman Brothers. There is no guarantee that similar losses to what happened during the global credit crisis of 2008 will not happen in the future, and such occurrence may have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Banking Business

We have significant exposure to small- and medium-sized enterprises, and financial difficulties experienced by such enterprises may result in a deterioration of our asset quality.

Our banking activities are conducted primarily through our wholly-owned subsidiary, Shinhan Bank. One of our core banking businesses has historically been and continues to be lending to small- and medium-sized enterprises (as defined in “Item 4.B. Business Overview — Our Principal Activities — Corporate and Investment Banking Services — Small- and Medium-sized Enterprises Banking”). Our loans to such enterprises amounted to ￦51,266 billion as of December 31, 2010, ￦52,268 billion as of December 31, 2011 and ￦51,324 billion as of December 21, 2012, representing 27.8%, 26.8% and 25.37%, respectively, of our total loan portfolio as of such dates.

Compared to loans to large corporations, which tend to be better capitalized and weather business downturns with greater ease, or loans to individuals and households, which tend to be secured with homes and with respect to which the borrowers are therefore less willing to default, loans to small- and medium-sized enterprises have historically had a relatively higher delinquency ratio. Prior to the onset of the recent global financial crisis, loans to such enterprises were the targets of aggressive lending by Korean banks, including Shinhan Bank, as part of their campaigns to increase their respective market shares. Many small- and medium-sized enterprises represent sole proprietorships or small businesses dependent on a relatively limited number of suppliers or customers and tend to be affected to a greater extent than large corporate borrowers by fluctuations in the Korean and global economy. In addition, small- and medium-sized enterprises often maintain less sophisticated financial records than large corporate borrowers. Therefore, it is generally more difficult for us to judge the level of risk inherent in lending to these enterprises, as compared to large corporations. In addition, many small- and medium-sized enterprises have close business relationships with large corporations in Korea, primarily as suppliers. Any difficulties encountered by those large corporations would likely hurt the liquidity and financial condition of related small- and medium-sized enterprises, including those to which we have exposure, also resulting in an impairment of their ability to repay loans. As large Korean corporations continue to expand into China and other countries with lower labor costs and other expenses through relocating their production plants and facilities to such countries, such development may have a material adverse impact on such small- and medium-sized enterprises.

Financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, recent economic difficulties in Korea and globally and aggressive marketing and intense competition among banks to lend to this segment in recent years, coupled with our efforts to counter asset quality deterioration through conservative lending policy, have led to a fluctuation in the asset quality of our loans to this segment. As of December 31, 2010, 2011 and 2012, under IFRS, Shinhan Bank’s delinquent loans to small- and medium-sized enterprises were ￦492 billion, ￦597 billion and ￦487 billion, respectively, representing delinquency ratios (net of charge-offs and loan sales) of 0.86%, 1.04% and 0.89%, respectively. If the ongoing difficulties in Korean or global economy were to be sustained or experience an even more severe downturn, the delinquency ratio for our loans to the small- and medium-sized may rise significantly.

Of particular concern is the significant exposure we have to enterprises in the real estate and leasing and construction industries. As of December 31, 2012, Shinhan Bank had outstanding loans to the real estate and leasing and construction industries (many of which are small- and medium-sized enterprises) of ￦15,717 billion and ￦4,898 billion, respectively, representing 9.4% and 2.9%, respectively, of our total loan portfolio as of such date. We also have other exposure to borrowers in these sectors of the Korean economy, including extending guarantees for the benefit of such companies and holding debt and equity securities issued by such companies. In addition, Shinhan Bank has exposure to borrowers in the shipbuilding and shipping industries, which are continuing to experience business downturns.

The enterprises in the real estate development and construction industries in Korea, concentrated in the housing market, are currently experiencing a prolonged downturn characterized by reduced real estate demand and stagnant real estate prices, especially in areas outside of Seoul, largely due to a combination of excessive supply of residential property, sustained efforts by the Korean government to stem speculation in the housing market, ongoing economic sluggishness in Korea and globally and the demographic changes in the Korean population. We also have a limited exposure to real estate project financing, particularly by construction companies that have built residential units in provinces outside the metropolitan Seoul area, which have experienced a relatively low rate of pre-sales, the proceeds from which the construction companies primarily rely on as a source for their liquidity and cash flow.

The delinquency ratio for the small- and medium-sized enterprises in the construction industry may increase significantly if restructuring of troubled companies in this industry intensifies as a result of a Government initiative or concerted efforts by lending institutions to improve their asset quality. For example, in 2009 and 2010, in an effort to curtail further deterioration in the credit quality of troubled companies in certain industries that have been disproportionately affected by the recent global economic crisis, the Government encouraged a swift review of the credit quality of such companies and restructuring of troubled companies by creditor financial institutions, including Shinhan Bank. In accordance with such program, 29 construction companies became subject to workouts in February and March 2009. In addition, in June 2010, the Government announced that, following review of credit risk relating to 1,985 companies in Korea with outstanding debt of ￦50 billion or more, 65 of such companies would be subject to restructuring in the form of workout, liquidation or court receivership. Of the 65 companies, 16 were construction companies. There is no assurance that credit exposure to companies in the construction or other troubled industries will not increase in the future as a result of an economic downturn or for other reasons, and additional restructuring may follow as a result of a Government initiative or otherwise.

Any of the foregoing developments may result in deterioration in the asset quality of our banking subsidiaries. See “Item 4.B. Business Overview — Description of Assets and Liabilities — Credit Exposures to Companies in Workout, Court Receivership or Composition.” According to the annual evaluation conducted pursuant to the Corporate Restructuring Promotion Act in relation to exposure to troubled companies (which examines each large corporation with credit exposure of ￦50 billion or more and small- to –medium enterprises with credit exposure of ￦5 billion to ￦50 billion), in 2011 we had an aggregate exposure of ￦149.3 billion to five conglomerates (for which we set out provisions in the aggregate amount of ￦15.6 billion) and an aggregate exposure of ￦113.2 billion to eight small- to medium-sized enterprises (for which we set out provisions in the aggregate amount of ￦15.9 billion) and in 2012 we had an aggregate exposure of ￦142.0 billion to four conglomerates (for which we set out provisions in the aggregate amount of ￦85.6 billion) and an aggregate exposure of ￦18.5 billion to one small- to medium-sized enterprise (for which we set out provisions in the aggregate amount of ￦18.5 billion).

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

Most of our mortgage and home equity loans are secured by borrowers’ homes, other real estate, other securities and guarantees (which are principally provided by the Government and other financial institutions), and a substantial portion of our corporate loans are also secured, including by real estate. As of December 31, 2012, the secured portion of Shinhan Bank’s loans amounted to ￦82,550 billion, or 57.2% of its total loans. There is no assurance that the collateral value will not materially decline in the future. Shinhan Bank’s general policy for mortgage and home equity loans is to lend up to 40% to 60% of the appraised value of the collateral and to periodically re-appraise such collateral. However, in light of the sustained downturn in the real estate market in Korea, the value of the collateral may fall below the outstanding principal balance of the underlying mortgage loans. Borrowers of such under-collateralized mortgages or loans may be forced to pay back all or a portion of such mortgage loans or, if unable to meet the collateral requirement through such repayment, sell the underlying collateral, which sales may lead to a further decline in the price of real estate in general and set off a chain reaction for other borrowers due to the further decline in the value of collateral. Declines in real estate prices reduce the value of the collateral securing our mortgage and home equity loans, and such reduction in the value of collateral may result in our inability to cover the uncollectible portion of our secured loans. A decline in the value of the real estate or other collateral securing our loans, or our inability to obtain additional collateral in the event of such decline, may result in the deterioration of our asset quality and require us to make additional loan loss provisions. In Korea, foreclosure on collateral generally requires a written petition to a Korean court. Foreclosure procedures in Korea generally take seven months to one year from initiation to collection depending on the nature of the collateral, and foreclosure applications may be subject to delays and administrative requirements, which may result in a decrease in the recovery value of such collateral. There can be no assurance that we will be able to realize the full value of collateral as a result of, among others, delays in foreclosure proceedings, defects in the perfection of collateral and general declines in collateral value. Our failure to recover the expected value of collateral could expose us to significant losses.

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

Of Shinhan Bank’s 20 largest corporate exposures as of December 31, 2012, five were companies that are or were members of the main debtor groups identified by the Governor of the Financial Supervisory Service, which are largely comprised of chaebols. As of such date, the total amount of Shinhan Bank’s exposures to the main debtor groups was ￦29,976 billion, or 11.7% of its total exposure. As of that date, Shinhan Bank’s single largest outstanding chaebol exposure amounted to ￦3,414 billion, or 1.3% of our total exposures. In September 2012, Woongjin Holdings and Kukdong Engineering & Construction Co., large Korean corporations to which Shinhan Bank had exposure in the amount of ￦14.9 billion and ￦44.9 billion, respectively, as of December 31, 2012 filed for court receivership, and accordingly, Shinhan Bank established loan loss provisions for the full amount of such exposures as of December 31, 2012. In addition, in April 2013, as a result of the continued stagnation in the shipbuilding industry, STX Offshore & Shipbuilding, the flagship member company of one of the leading conglomerates STX Group, entered into a voluntary arrangement with its creditors (including Shinhan Bank) to improve its credit situation. If the credit quality of our exposures to these and other large corporations, including those in the main debtor groups, declines, we may be required to record additional loan loss provisions in respect of loans and impairment losses in respect of securities, which would adversely affect our financial condition, results of operations and capital adequacy. We cannot assure you that the allowances we have established against these exposures will be sufficient to cover all future losses arising from such exposures, especially in the case of a prolonged or renewed economic downturn.

In May 2010, creditor financial institutions entered into agreements with eight main debtor groups, largely comprised of chaebols, under which such groups agreed to undertake plans to improve their financial conditions, including through the sale of subsidiaries. While Shinhan Bank was not the main creditor financial institution to any of these main debtor groups, Shinhan Bank was one of the creditor financial institutions and has exposure to a limited number of such corporations and main debtor groups. These main debtor groups are making significant efforts to improve their financial conditions, such as by obtaining intragroup loans and entering into agreements to further improve their capital structures. As of December 31 2012, six main debtor groups are subject to the restructuring program. There is no assurance that there will not be future restructuring with major corporate customers or that such restructuring will not result in significant losses to Shinhan Bank with less than full recovery. In addition, bankruptcies or financial difficulties of large corporations, including chaebol groups, may have the adverse ripple effect of triggering delinquencies and impairment of our loans to small- and medium-sized enterprises that supply parts or labor to such corporations. If we experience future losses from our exposures to large corporations, including chaebol groups, it may have a material adverse impact on our business, financial condition and results of operations. See “Item 4.B. Business Overview — Description of Assets and Liabilities — Loans — Loan Portfolio — Exposure to Main Debtor Groups.”

Any deterioration in the asset quality of our guarantees and acceptances will likely have a material adverse effect on our financial condition and results of operations.

In the normal course of banking activities, we make various commitments and incur certain contingent liabilities in the form of guarantees and acceptances. Financial guarantees, which are contracts that require us to make specified payments to reimburse the beneficiary of the guarantee for a loss such beneficiary incurs because the debtor in respect of which the guarantee is given fails to make payments when due in accordance with the terms of the relevant debt instrument, are recognized initially at fair value, and such initial fair value is amortized over the life of the financial guarantee. Other guarantees are recorded as off-balance sheet items in the footnotes to our financial statements and those guarantees that we have confirmed to make payments are recorded on the statements of financial position. As of December 31, 2012, we had aggregate guarantees and acceptances of ￦14,788 billion, for which we provided allowances for losses of ￦112 billion. Such guarantees and acceptances include refund guarantees provided by us to shipbuilding companies, which involve guaranteeing a refund payment of the initial cash payment (typically 25% of the contract amount for ship orders) received by shipbuilders from buyers in the event that such shipbuilders are unable to deliver the ships in time or otherwise default under the shipbuilding contracts. In recent years, small- and medium-sized shipbuilding companies have faced increasing financial difficulties due to the global economic downturn and the resulting slowdown in shipbuilding orders, which has increased the risk that they may default on their shipbuilding contracts and we may have to make payments under the refund guarantees. The refund guarantees provided by us to small- and medium-sized shipbuilding companies amounted to approximately ￦80.7 billion as of December 31, 2012. If there is significant deterioration in the quality of assets underlying our guarantees and acceptances, our allowances may be insufficient to cover actual losses resulting in respect of these liabilities, or the losses we incur on the relevant guarantees and acceptances may be larger than the outstanding principal amount of the underlying loans.

Risks Relating to Our Credit Card Business

Future changes in market conditions as well as other factors, such as stricter regulation, may lead to reduced revenues and deterioration in the asset quality of credit card receivables.

In recent years, credit card and other consumer debt has increased significantly in Korea. As of December 31, 2010, 2011 and 2012, Shinhan Card’s interest-earning credit card assets amounted to ￦19,460 billion, ￦19,772 billion and ￦20,027 billion, respectively. Our large exposure to credit card and other consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers in general. For example, a rise in unemployment, an increase in interest rates, a downturn in the real estate market, or a general contraction or other difficulties affecting the Korean economy may lead Korean consumers to reduce spending (a substantial portion of which is conducted through credit card transactions), which in turn leads to reduced earnings for our credit card business, as well as to higher default rates on credit card loans, deterioration in the quality of our credit card assets and increased difficulties in recovering written-off assets from which a significant portion of Shinhan Card’s revenues is derived. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

In addition, recent Government regulations aimed at protecting small- and medium-sized enterprises, such as the reduction of fees chargeable to small- and medium-sized merchants, could have a material adverse effect on our revenues. Starting in 2012, the Government enlarged the definition of a small- and medium-sized merchant to those with annual sales of up to ￦200 million and lowered fees chargeable to such merchants to 1.8% in January 2012 and further to 1.5% in September 2012. The Government has also recently implemented measures regulating marketing costs in order to control excessive marketing campaigns and curtail undue marketing expenses. While the regulations lowering merchant fees is expected to have a negative impact on Shinhan Card’s revenues, we believe that such negative impact will be partially offset by the Government’s regulations restricting marketing expenses to reasonable levels. However, the Government may, in the future, impose further reduction in merchant fees chargeable by credit card companies. Furthermore, the Government may also introduce tax incentives and other measures to encourage the use of check cards (akin to debit cards in the United States where all outstanding balances are settled monthly) in lieu of credit cards in an attempt to preempt a potential rise in delinquency among credit card users, and if check cards are widely used in lieu of credit cards, this would reduce interest income from credit cards, which generally have a longer repayment period than that of check cards, and may have an adverse impact on Shinhan Card’s revenues and results of operations. In line with industry practice, Shinhan Card restructured certain of its delinquent loan balances. As of December 31, 2012, these restructured loans outstanding amounted to ￦208 billion.

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

In response to the growing incidents of voice phishing, regulatory authorities have undertaken a number of steps to protect consumers against voice phishing and other financial scams. However, there is no assurance however that the regulatory activities will have the desired effect of substantially eradicating or even containing the incidents of voice phishing or other financial scams. In addition, in November and December 2011, the Financial Supervisory Service conducted an investigation of major credit card companies, including Shinhan Card, in relation to card loan-related voice phishing, with a focus on whether these companies are in compliance with the related Financial Supervisory Service regulations and the scope of damage suffered by their customers as a result of voice phishing. No official results of such investigation have been made available to us or Shinhan Card to-date.

Pursuant to guidelines set forth by the Credit Finance Association of Korea, credit card companies in Korea, including Shinhan Card, adopted a standard compensation scheme for victims of voice phishing, under which the credit card companies would compensate up to 50% of the damage suffered by such victims, depending on the nature of the victims (for example, more compensation if the victim is handicapped or at the lowest income bracket) and the level of precautionary steps undertaken by the relevant credit card company before approving the credit card loans or cash advances in connection with voice phishing; provided that if the applicant personally made the application, for example, through an ATM terminal or an outcall procedure was undertaken to confirm the personal identity of the applicant, no compensation would be made. The compensation scheme applies to claims of voice phishing received for the period from January 1, 2011 to December 8, 2011. Although the financial institutions are often not legally at fault for the damage suffered by victims of voice phishing, the compensation scheme was adopted largely in consideration of social responsibility among financial institutions and that the financial institutions were not required to, and therefore in many instances did not, confirm the personal identity of the card loan or cash advance applicants prior to the adoption of such scheme. On December 8, 2011, Shinhan Card began implementing a mandatory outcall procedure to verify the personal identity of applicants for card loans and cash advances if not requested in person. In January 2012 financial institutions, Financial Supervisory Service, police and other related institutions formed a joint committee to prevent voice phishing incidents and implemented preventive measures such as enforcing a 10 minute delay for withdrawal of credit card loans of ￦3 million or more from an automated teller machine.

In 2012, Shinhan Card received 1,361 customer claims in relation to voice phishing in the aggregate amount of ￦9.5 billion. In 2012, Shinhan Card reserved as other provisioning ￦0.4 billion to cover potential liability.

Other than voice phishing, the cyber security risks relating to our businesses primarily involve the potential security breaches of our customers’ personal and financial information and illegal use thereof through system-wide “hacking” or other means. We are fully committed to maintaining the highest standards of cyber security and consumer protection measures and upgrading them continually. We believe that our ISO 27001-certified security management system is among the best-in-class in the industry. Our security management system continuously monitors for signs of potential cyber attacks, and is designed to provide early warning alerts to enable prompt actions on our part. We also actively provide employee training on cyber security and have adopted advanced security infrastructure for online financial services such as mandatory website certification and keyboard security functions. In addition, in compliance with applicable regulations we have recently obtained insurance to cover cyber security breaches up to ￦2 billion in relation to our banking business, ￦3 billion for our securities investment business and ￦1 billion for our credit card business. In addition, in light of the growing use of smartphones and other mobile devices to access financial services, we have implemented security measures to provide a secure mobile banking service as well as to prevent illegal leakage or sharing of customer data and otherwise enhance customer privacy.

We do not believe that the currently outstanding claims in relation to voice phishing will have a material adverse impact on our business, financial condition or results of operations. Additionally, other than voice phishing incidents and the recent cyber security attacks as discussed above, we have not experienced any material security breaches in the past. Furthermore, we are actively taking steps to implement preventive and other steps recommended or required by the regulatory authorities in relation to actual and potential financial scams. However, major financial institutions in Korea, including us, have fallen victim to cyber security attacks in the past, and given the unpredictable and continually evolving nature of cyber security threats due to advances in technology or other reasons, we cannot assure you that, notwithstanding our best efforts at maintaining the best-in-class cyber security systems, we will not be vulnerable to major cyber security attacks in the future, which may have a material adverse effect on our business, financial condition and results of operations. In addition, we may be required to incur substantial costs in terms of compensation to victims of cyber security attacks and compliance costs with the present and future regulatory restrictions as well as suffer reputational costs as well as reparation and other costs related to system malfunction in the case of a widespread cyber security breach.

Risks Relating to Our Other Businesses

We may incur significant losses from our investments and, to a lesser extent, trading activities due to market fluctuations.

We enter into and maintain large investment positions in fixed income products, primarily through our treasury and investment operations. We describe these activities in “Item 4.B. Business Overview — Our Principal Activities — Corporate and Investment Banking Services.” We also maintain smaller trading positions, including equity and equity-linked securities and derivative financial instruments as part of our operations. Taking these positions entails making assessments about financial market conditions and trends. The revenues and profits we derive from many of these positions and related transactions are dependent on market prices, which are beyond our control. When we own assets such as debt or equity securities, a decline in market prices, for example as a result of fluctuating market interest rates or stock market indices, can expose us to trading and valuation losses. If market prices move in a way that we have not anticipated, we may experience losses. In addition, when markets are volatile and subject to rapid changes in the price directions, the actual market prices may be contrary to our assessments and lead to lower than anticipated revenues or profits, or even result in losses, with respect to the related transactions and positions.

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

We are one of the largest and most influential financial institutions in Korea by virtue of our financial track records, market share and the size of our operations and customer base. Our reputation is critical to maintaining our relationships with clients, investors, regulators and the general public. Our reputation can be damaged in numerous ways, including, among others, employee misconduct (including embezzlement), cyber or other security breaches, litigation, compliance failures, corporate governance issues, failure to properly address potential conflicts of interest, the activities of customers and counterparties over which we have limited or no control, prolonged or exacting scrutiny from regulatory authorities and customers regarding our trade practices, or uncertainty about our financial soundness and our reliability. If we are unable to prevent or properly address these concerns, we could lose our existing or prospective customers and investors, which could adversely affect our business, financial condition and results of operations.

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

Due to a global economic slowdown and a deteriorating Korean stock market in the second half of 2008, investment funds whose performance was tied to domestic and foreign stock market indices experienced a sharp fall in their rates of return. Consequently, investors in these funds brought lawsuits against commercial banks in Korea that sold such investment fund products based on the allegation that such banks used defective sales practices in selling such products, such as failing to comply with disclosure requirements or unfairly inducing them to invest in such products. For example, in 2009, we, like other commercial banks that sold similar products, became a defendant in lawsuits in connection with the sale of foreign currency derivatives products known as “KIKOs,” which stands for “knock-in knock-out,” to certain of our customers comprised mostly of small- and medium-sized enterprises. The KIKOs, which are intended to be hedging instruments, operate so that if the value of Korean Won increases to a certain level, we are required to pay the purchasers a certain amount, and if the value of Korean Won falls below a certain level, the purchasers of KIKOs are required to pay us a certain amount. As the Korean Won significantly depreciated against the U.S. dollar in the second half of 2008, purchasers of KIKOs were required under the relevant contracts to make large payments to us, and some of such purchasers filed lawsuits to nullify their obligations under the allegation that we did not sufficiently disclose the risks in investing in KIKOs and unfairly induced them to make such investments. As of December 31, 2012, we had won 26 out of 37 KIKO-related cases, lost seven at the lower court level and four cases are pending in the lower court level. If we lose our cases on appeal, the court may nullify the contracts under which KIKO products were sold and order us to return payments received from the customers. As of December 31, 2012, the aggregate amount of the outstanding KIKO-related claims was ￦205.9 billion, for which we set aside ￦24.4 billion as allowance. While it is difficult to predict the outcome of each lawsuit against us, as it will ultimately depend on the specific facts and circumstances underlying such lawsuit, if the courts rule against us, the lawsuits may have a material adverse effect on our business, financial condition and results of operations.

In addition to the KIKO-related claims, we have also faced complaints and, to a lesser extent, litigation from customers based on claims of (i) inadequate disclosure of risk related to the potential loss of principal when we sold currency forward contracts designed to hedge against currency risks in overseas mutual fund investments, (ii) approval of customer applications for purchases of our investment products with missing information without first confirming such missing items with customers and (iii) our discretionary liquidation of small-size investment funds as permitted under the Financial Investment Services and Capital Markets Act but without first seeking customer approval. In connection with the foregoing claims, we were defendants in two court proceedings for an aggregate claim amount of ￦0.8 billion as of December 31, 2012, for which we set aside a minimal amount as allowance. The amount claimed may increase in the course of litigation and there may be other lawsuits that may be brought against us based on similar allegations.

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

We rely on our information technology systems for our daily operations, including billing, online and offline financial transactions settlement and record keeping. We also upgrade from time to time our group-wide customer data-sharing and other customer relations management systems. We may experience disruptions, delays, cyber or other security breaches or other difficulties relating to our information technology systems, and may not timely upgrade our systems as currently planned. Any of these developments may have an adverse effect on our business and adversely impact our customers’ confidence in us.

Our activities are subject to cyber security risk.

Our activities have been, and will continue to be, subject to an increasing risk of cyber attacks, the nature of which is continually evolving. Cyber security risks include unauthorized access to privileged and sensitive customer information, including passwords and account information of our retail and corporate customers. For example, many of our customers increasing rely on our Internet banking services for various types of transactions and while such transactions are protected by encryption and other security programs, they are not free from security breaches. We have made substantial investments to build systems and defenses to address threats from cyber attacks. In March 2013, we experienced a temporary interruption in providing online financial services due to large-scale cyber attacks on the security systems of major broadcasting networks and financial institutions in Korea by sources that have yet to be identified. The interruption of our online financial services lasted approximately 90 minutes, after which our online system resumed without further malfunction. The Financial Supervisory Service is currently conducting an investigation into the incident. We do not believe such incident resulted in any material loss or leakage of customer information or other sensitive data. However, there is no assurance that such or similar incident may not recur in the future, which would result in such material loss or leakage and materially harm our business and reputation.

Risks Relating to Law, Regulation and Government Policy

We are a heavily regulated entity and operate in a legal and regulatory environment that is subject to change, and violations could result in penalties and other regulatory actions.

As a financial services provider, we are subject to a number of regulations that are designed to maintain the safety and soundness of Korea’s financial system, to ensure our compliance with economic and other obligations and to limit our risk exposure. These regulations may limit our activities, and changes in these regulations may increase our costs of doing business. Regulatory agencies frequently review regulations relating to our business and implement new regulatory measures, including increasing the minimum required provisioning levels or capital adequacy ratios applicable to us and our subsidiaries from time to time. We expect the regulatory environment in which we operate to continue to change. Changes in regulations applicable to us, our subsidiaries and our or their business or changes in the implementation or interpretation of such regulations could affect us and our subsidiaries in unpredictable ways and could adversely affect our business, results of operations and financial conditions.

For example, under the Financial Investment Services and Capital Markets Act, which became effective as of February 4, 2009, financial institutions, including us and our subsidiaries, may offer a broader range of investment products with novel and complex structures, including by way of hedge funds and private equity funds. Such products may involve greater counterparty risks as well as compliance risks associated with inadequate disclosure of investment risks. In addition, upon implementation of the Financial Consumer Protection Act, which is currently being considered by the Financial Services Commission and Financial Supervisory Service, customers of financial services will be entitled to heightened investor protection measures, including additional remedies in the case of “imperfect sales” of financial products based on inadequate disclosure or unfair inducement, such as mandatory compensatory damages, right of rescission, class action eligibility and double damages in case of a statutory violation. Furthermore, in an effort to curb the substantial rise recently in retail loans in Korea, the regulators may adopt measures and guidelines designed to limit further growth of our retail lending, in particular mortgage and home equity loans that are deemed to be “high-risk” (namely, mortgage and home equity loans of over ￦50 million (i) whose principal and interest are due at maturity, (ii) whose interest is due periodically over the term of the loan but whose principal is due at maturity, or (iii) whose borrower has more than three mortgage and home equity loans from financial institutions). We may also become subject to other restrictions on our operations as a result of future changes in laws and regulations, including the more stringent liquidity and capital requirements under Basel III, which will be adopted in phases in Korea in consideration of, among others, the pace and scope of international adoption of such requirements. Any of these regulatory developments may have a material adverse effect on our ability to expand operations or adequately manage our risks and liabilities.

In addition, violations of law and regulations could expose us to significant liabilities and sanctions. For example, the Financial Services Commission conducts periodic audits on us and, from time to time, we have received institutional warnings from the Financial Services Commission. If the Financial Services Commission determines as part of such audit or otherwise that our financial condition, including the financial conditions of our operating subsidiaries, is unsound or that we have violated applicable law or regulations, including Financial Services Commission orders, or if we or our operating subsidiaries fail to meet the applicable requisite capital ratio or the capital adequacy ratio, as the case may be, set forth under Korean law, the Financial Services Commission may order, among others, at the level of the holding company or that of the relevant subsidiary, capital increases or reductions, suspension of officers from performing their duties and appointment of custodians, stock cancellations, consolidations, transfers of business, sales of assets, closures of branch offices, mergers with other financial institutions and/or suspensions of a part or all of our business operations. To date, Shinhan Bank has received two institutional warnings in the past three years. If it receives another institutional warning within a three-year period, it may become subject to aggravated regulatory sanctions, including suspension of part of its business. If any of such measures is imposed on us or on our subsidiaries as a result of unsound financial condition or failure to comply with minimum capital adequacy requirements or for other reasons, it will have a material adverse effect on our business, financial condition and results of operations.

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

During the global financial crisis and the ensuing economic downturn starting in 2008, many governments worldwide, including the Government, became involved in providing assistance, including by direct investment, to troubled financial institutions and corporations, typically in exchange for increased government monitoring and guidance of the operations of such entities. In Korea, for example, in 2008 and 2009 several major commercial banks, including Shinhan Bank, applied for Government-backed credit lines, which if drawn down would have imposed greater Government monitoring of their operations. While no drawdown has been made and these programs have since terminated, there is no assurance that if the Korean or global economy were to experience another severe crisis, financial institutions in Korea, including us and our subsidiaries, will not require special assistance from the Government, which would generally impose greater government monitoring and restrictions on our business and operations and may have a material adverse effect on our business, results of operations and financial condition.

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

The Government has encouraged and may in the future encourage lending to or investment in the securities of certain types of borrowers and other financial institutions in furtherance of government initiatives. The Government, through its regulatory bodies such as the Financial Services Commission, has in the past announced lending policies to encourage Korean banks and financial institutions to lend to or invest in particular industries or customer segments, and, in certain cases, has provided lower cost funding through loans made by the Bank of Korea for further lending to specific customer segments. While all of our loans or securities investments are reviewed in accordance with our internal credit review policies or internal investment guidelines and regulations, we, on a voluntary basis, may factor the existence of such policies and encouragements into consideration in making loans or securities investments. In addition, while the ultimate decision whether to make loans or securities investments remains with us and is made based on our internal credit approval procedures and risk management systems independently of Government policies, the Government may in the future request financial institutions in Korea, including us, to make investments in or provide other forms of financial support to particular sectors of the Korean economy as a matter of policy, which financial institutions, including us, may be required to make or may otherwise decide to accept. For example, the Government has taken and is taking various initiatives to support small- and medium-sized enterprises, which were disproportionately affected by the recent downturn in the Korean and global economy.

As an example of such initiatives, Shinhan Bank, like other commercial banks in Korea, entered into a memorandum of understanding in April 2009 with the Financial Supervisory Service under which Shinhan Bank would make efforts to, among others, provide greater liquidity into the general economy by extending a sizable volume of loans to and facilitating export financing for small- and medium-sized enterprises in exchange for government guarantee of a certain amount of foreign currency-denominated borrowings by Shinhan Bank. The memorandum of understanding was terminated on December 31, 2009.

In addition, under the rules of the Bank of Korea, when commercial banks (including Shinhan Bank) make Won-denominated loans to certain start-up, venture, innovative and other strategic small- and medium-sized enterprises specially designated by the Bank of Korea as “priority borrowers”, the Bank of Korea will provide the underlying funding to these banks at concessionary rates for up to 50% of all such loans made to priority borrowers subject to a monthly-adjusted limit prescribed by the Bank of Korea (currently ￦5 trillion), provided that if such loans to priority borrowers made by all commercial banks exceed the prescribed limit for a given month, the concessionary funding for the following month will be allocated to each commercial bank in proportion to such bank’s lending to priority borrowers two months prior to the time of such allocation, which has the effect that, if a particular bank lags other banks in making loans to priority borrowers, the amount of funding such bank can receive from the Bank of Korea at concessionary rates will be proportionately reduced.

In tandem with providing additional loans to small- and medium-sized enterprises under the memorandum of understanding, Shinhan Bank has taken active steps to mitigate the potential adverse impacts from making bad loans to enterprises with high risk profiles as a result of the foregoing arrangements, such as by strengthening its loan review and post-lending monitoring processes. However, we cannot assure you that the arrangements contemplated under the memorandum of understanding did not or will not, or similar or other government-led initiatives in the future will not, result in a suboptimal allocation of our loan portfolio from a risk-reward perspective compared to what we would have allocated based on purely commercial decisions in the absence of such initiatives. The government may implement similar or other initiatives in the future to spur the overall economy or encourage the growth of targeted industries, particularly in light of the fact that bolstering the role of, and providing additional support to, small- to medium-sized enterprises has been a major campaign pledge and accordingly is likely to become a significant policy initiative of the recently elected presidential administration in Korea. Specifically, the government may introduce lending-related initiatives or enforce existing ones in a heightened fashion during times when small- and medium-sized enterprises on average are facing an increased level of financial distress or vulnerability due to an economic downturn, which makes lending to them in the volume and the manner suggested by the government even riskier and less commercially desirable. Accordingly, making loans to small- and medium-sized enterprises in furtherance of the government-led initiatives may result in enhanced difficulties for us in terms of risk management, deterioration of our asset quality and reduced earnings, compared to what would have been in the absence of such initiatives.

In addition, in light of the sizable non-performing assets from project financings (mostly related to real estate project financings suffering from the persistent slump in the real estate market) by commercial banks (mostly in the lower tier) and merchant banks, in June 2011, the Government established the United PF 1st Recovery Private Equity Fund (the “Fund”), a joint-stock private equity fund sponsored by United Asset Management Company Ltd. (“UAMCO”), a government-invested enterprise and the largest purchaser in Korea of non-performing financial assets generally, and eight major commercial and policy banks, namely Woori Bank, Kookmin Bank, Nonghyup Bank, Shinhan Bank, Hana Bank, Korea Exchange Bank, Korea Development Bank and Industrial Bank of Korea.

Shinhan Bank does not have any involvement in the management or day-to-day operations of the Fund. While Shinhan Bank holds a 10.65% equity interest in the Fund, Shinhan Bank is designated as a limited partner, and under the Fund’s articles of organization the management and day-to-day operations of the Fund are specifically delegated to a general partner designated as the managing partner for the Fund, which is currently UAMCO, a limited liability company established under Korean law whose shareholders are the six banks that have made capital contributions to the Fund. The scope of such delegated management activities are as follows: (i) management and operating of the Fund’s assets and liabilities, (ii) selection of investment targets and exercise of investment decisions and redemption decisions, (iii) exercise of rights over investment assets, (iv) issuance and distribution of beneficiary certificates underlying the investment assets, (v) distribution of Fund assets, (vi) accounting and recordkeeping, (vii) payment of expenses and liabilities related to the operation of the Fund and (viii) ancillary activities related to the foregoing. Under the Fund’s articles of organization, the activities of the general partner acting as the managing partner are subject to supervision by an advisory committee consisting of representatives of each of the limited partners (which may not be a general partner), and the advisory committee may express a view on the activities of the managing partner. The advisory committee’s view is not binding, and serves only as a recommendation with respect to certain activities over which the managing partner is authorized to exercise its discretion under the Financial Investment Services and Capital Markets Act. However, in the event the managing partner breaches law or material articles of the Fund’s articles of incorporation, the advisory committee, with the consent from members representing two-thirds or more of the equity interests in the Fund, may suspend (and if applicable, restore) such managing partner’s activities relating to the operation and management of the Fund.

The Fund is funded with capital contributions and loans from the aforesaid nine sponsors in the aggregate amount of ￦1,828 billion (consisting of ￦1,400 billion in capital contributions and ￦428 billion in loans) as of December 31, 2012. Of such amounts, under the fund organization documents, Shinhan Bank is obligated to make capital contributions up to ￦149 billion (representing a 10.65% equity interest in the Fund in the form of common shares) and loans of ￦19.4 billion (representing 4.5% of the total loans made by the sponsors) as of December 31, 2012, and Shinhan Bank, together with other sponsors, may be requested to make, on a prorated basis based on their relative shareholdings, additional capital contributions and loans upon further purchase by the Fund of non-performing assets from project financings. The amount of funding obligation is proportionate to each sponsor’s relative asset size and its exposure to project financings. As of December 31, 2012, Shinhan Bank made capital contributions in the aggregate amount of ￦118.7 billion and has fulfilled its capital contribution obligations. As for the capital contributions made by Shinhan Bank to-date, these have not been subject to impairment since the underlying assets of the Fund, which primarily consist of impaired loans, are purchased at fair value, and profits have subsequently been realized thereon either in the form of recovery from enhanced collection measures or capital gains upon resale thereof. Shinhan Bank currently does not plan to make additional capital contributions. The terms of the loans, including the interest rate and redemption provisions, are subject to further negotiation among the sponsors.

The objective of the Fund is to purchase non-performing assets from project financing companies, professionally manage such assets and later sell them at a profit once these assets have normalized. By doing so, the Fund is expected to enhance the asset quality of financial institutions with significant exposure to unsound project financings by transferring a part of such exposure from such institutions to the Fund, as well as help to normalize the project financing industry. The Fund is not backed by any government guarantee, and the Fund operates based on mutual agreement of the sponsors. The term of the Fund is five years, which may be extended at a general meeting of the sponsors. Upon liquidation of the Fund, each sponsor will be entitled to a share in the net assets of the Fund at the time of liquidation in proportion to their respective contributions to the Fund.

Following the establishment of the Fund in June 2011 and as of December 31, 2012, Shinhan Bank has sold non-performing project financing assets in the aggregate amount of ￦179.1 billion to the Fund and recognized from such sales an aggregate loss of ￦56.2 billion before applying allowance for loan losses allocated to such assets and an aggregate profit of ￦7.7 billion after applying allowance for loan losses allocated to such assets. Under IFRS, the sale of non-performing project financing assets to the Fund is classified as a true sale, and therefore, gain or loss from such sale is recognized at the time of sale, and no gain or loss is recognized after the time of sale. Subject to market conditions, Shinhan Bank may sell additional non-performing project financing assets to the Fund and use all or part of the proceeds for its future capital contribution or loan requirements. However, given the generally poor asset quality of its non-performing project financing assets, there is no assurance that Shinhan Bank will be able to sell such assets held by it on commercially reasonable terms or that the Fund will be able to attain its objective of selling the purchased project financing assets at a profit, in which case Shinhan Bank may not be able to recoup its investment in, or be repaid the loans to, the Fund fully or at all.

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

The Government may from time to time take measures to regulate the housing market in order to preempt undue speculation, including by way of imposing restrictions on retail lending, including mortgage and home equity lending. For example, in September 2009, in light of the growing concerns about the rising level of household debt in Korea, which is in large part secured by residential property, the Financial Supervisory Service announced that it would apply stricter debt-to-income ratios for mortgage and home equity lending, and on April 3, 2013, the Financial Services Commission announced that it would adopt measures to curb rapid growth of retail lending and increase the percentage of long-term fixed rate mortgage and home equity lending. Any measure by the Government that is designed to stimulate or curb growth in the real property sector may be premature, result in unintended consequences or contribute to substantial future declines in real estate prices in Korea, which will reduce the value of the collateral securing our mortgage and home equity loans. See “— Risks Relating to Our Banking Business — A decline in the value of the collateral securing our loans or our inability to fully realize the collateral value may adversely affect our credit portfolio.” Such measures may also have the effect of limiting the growth and profitability of our retail banking business, especially in the area of mortgage and home equity lending.

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

•

further deterioration of the fiscal and financial crisis in Europe, downgrades in the sovereign or other credit ratings of the governments and financial institutions in Europe and the United States, as well as the slowdown of the Chinese economy, which could have adverse effects on the global, and in turn Korean, credit and financial markets;

•

inflation levels, volatility in foreign currency reserve levels, commodity prices (including coal, oil, LNG prices), exchange rates (including fluctuation of U.S. dollar exchange rates or revaluation of the Renminbi), interest rates, and stock markets and inflows and outflows of foreign capital, either directly, into the stock markets, through derivatives or otherwise;

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

There recently has been increased uncertainty about the future of North Korea’s political leadership and its implications for the economic and political stability of the region. Shortly after the death of Kim Jong-il, a long-standing former ruler of North Korea, in December 2011 his son, reported to be in his late twenties, Kim Jong-eun, was named North Korea’s Supreme Commander of the Armed Forces. Whether Kim Jong-eun will successfully solidify his political power or whether he will implement policies that will successfully assist North Korea in withstanding the many challenges it faces, however, remains uncertain. In addition, North Korea’s economy also faces severe challenges. For example, in November 2009, the North Korean government redenominated its currency at a ratio of 100 to 1 as part of a currency reform undertaken in an attempt to control inflation and reduce income gaps. In tandem with the currency redenomination, the North Korean government banned the use or possession of foreign currency by its residents and closed down privately run markets, which led to severe inflation and food shortages. Such developments may further aggravate social and political tensions within North Korea.

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

On August 22, 2011, North Korea unilaterally declared that it will legally dispose of all Korean-owned real estate, equipment and raw materials it seized in April 2010 within the Mt. Geumgang resort area (the “Geumgang area”), concurrent with its seizure and embargo of Korean supplies and assets and its exit order of all employees who were dispatched from Korea (the “2011 Declaration”). It is estimated that the value of the assets, including the real estate, owned by the Government, the Korea Tourism Organization and other private Korean companies in the Geumgang area amount to approximately ￦484 billion. Tourism in the Geumgang area has effectively been discontinued since a Korean tourist was shot and killed by a North Korean soldier on July 11, 2008. Currently, the Government is in the process of considering various options, including legal and diplomatic measures, in response to the 2011 Declaration. On April 13, 2012, North Korea conducted a test of a long-range missile against the protests of many in the international community, including Korea, Japan and the United States. Although the test failed, it has raised tensions on the Korean peninsula. The United Nations Security Council has strongly condemned the tests and the United States has cut off food aid to North Korea. North Korea has responded by issuing a statement that it is free to take necessary retaliatory measures. After Korea announced on October 7, 2012, that it would extend the range of its ballistic missiles from 185 to 500 miles, a distance which could hit the northeast corner of North Korea from launch sites in central Korea, the National Defense Commission (which is the top military body of North Korea) announced it was ready to wage war on the United States and its allies and threatened to launch nuclear weapons in the event the United States or its allies use nuclear weapons against North Korea. On February 12, 2013, North Korea conducted a third nuclear test following the previous two rounds of nuclear tests on October 9, 2006 and May 25, 2009. The regime also heralded further actions after the nuclear test and mentioned a potential fourth nuclear test. In response, the Korean government announced its statement that North Korea’s nuclear test was in clear violation of the U.N. resolution and Korea would strengthen the coordination with the international community in order to deter the regime from being armed with nuclear weapons. Further, on February 14, 2013, the National Assembly of Korea adopted a resolution to denounce Pyongyang for its nuclear test. On April 3, 2013, North Korea blocked South Koreans from entering the Kaesong Industrial Complex, an economic cooperation zone within North Korea and on April 26, 2013 South Korea decided to withdraw its workers from the complex. It remains unclear whether or when such complex will resume operation. There can be no assurance that the level of tension and instability in the Korean peninsula will not escalate in the future, or that the political regime in North Korea may not suddenly collapse. Any further increase in tension or uncertainty relating to the military, political or economic stability in the Korean peninsula, including a breakdown of diplomatic negotiations over the North Korean nuclear program, occurrence of military hostilities, heightened concerns about the stability of North Korea’s political leadership, a leadership crisis or a breakdown of high-level contacts, could have a material adverse effect on our business, financial condition and results of operations and could lead to a decline in the market value of our common shares and our American depositary shares.

Risks Relating to Our American Depositary Shares

There are restrictions on withdrawal and deposit of common shares under the depositary facility.

Under the deposit agreement, holders of shares of our common stock may deposit those shares with the depositary bank’s custodian in Korea and obtain American depositary shares, and holders of American depositary shares may surrender American depositary shares to the depositary bank and receive shares of our common stock. However, under current Korean laws and regulations, the depositary bank is required to obtain our prior consent for the number of shares to be deposited in any given proposed deposit which exceeds the difference between (1) the aggregate number of shares deposited by us for the issuance of American depositary shares (including deposits in connection with the initial and all subsequent offerings of American depositary shares and stock dividends or other distributions related to these American depositary shares) and (2) the number of shares on deposit with the depositary bank at the time of such proposed deposit. We have consented to the deposit of outstanding shares of common stock as long as the number of American depositary shares outstanding at any time does not exceed 40,432,628. As a result, if you surrender American depositary shares and withdraw shares of common stock, you may not be able to deposit the shares again to obtain American depositary shares.

Ownership of our shares is restricted under Korean law.

Under the Financial Holding Companies Act, any single shareholder (together with certain persons in a special relationship with such shareholder) may acquire beneficial ownership of up to 10% of the total issued and outstanding shares with voting rights of a bank holding company controlling national banks such as us. In addition, any person, except for a “non-financial business group company” (as defined below), may acquire in excess of 10% of the total voting shares issued and outstanding of a financial holding company which controls a national bank, provided that a prior approval from the Financial Services Commission is obtained each time such person’s aggregate holdings exceed 10% (or 15% in the case of a financial holding company controlling regional banks only), 25% or 33% of the total voting shares issued and outstanding of such financial holding company. The Government and the Korea Deposit Insurance Corporation are exempt from this limit. Furthermore, certain non-financial business group companies (i.e., (i) any same shareholder group with aggregate net assets of all non-financial business companies belonging to such group of not less than 25% of the aggregate net assets of all members of such group; (ii) any same shareholder group with aggregate assets of all non-financial business companies belonging to such group of not less than ￦2 trillion; or (iii) any mutual fund in which a same shareholder group identified in (i) or (ii) above owns more than 4% of the total shares issued and outstanding of such mutual fund) may not acquire beneficial ownership in us in excess of 4% of our outstanding voting shares, provided that such non-financial business group companies may acquire beneficial ownership of up to 10% of our outstanding voting shares with the approval of the Financial Services Commission under the condition that such non-financial business group companies will not exercise voting rights in respect of such shares in excess of the 4% limit. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Restrictions on Financial Holding Company Ownership.” To the extent that the total number of shares of our common stock that you and your affiliates own together exceeds these limits, you will not be entitled to exercise the voting rights for the excess shares, and the Financial Services Commission may order you to dispose of the excess shares within a period of up to six months. Failure to comply with such an order would result in a fine of up to ￦50 million, plus an additional charge of up to 0.03% of the book value of such shares per day until the date of disposal.

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

Your dividend payments and the amount you may realize upon a sale of your ADSs will be affected by fluctuations in the exchange rate between the U.S. dollar and the Won.

Investors who purchase the American depositary shares will be required to pay for them in U.S. dollars. Our outstanding shares are listed on the Korea Exchange and are quoted and traded in Won. Cash dividends, if any, in respect of the shares represented by the American depositary shares will be paid to the depositary bank in Won and then converted by the depositary bank into U.S. dollars, subject to certain conditions. Accordingly, fluctuations in the exchange rate between the Won and the U.S. dollar will affect, among other things, the amounts a registered holder or beneficial owner of the American depositary shares will receive from the depositary bank in respect of dividends, the U.S. dollar value of the proceeds which a holder or owner would receive upon sale in Korea of the shares obtained upon surrender of American depositary shares and the secondary market price of the American depositary shares.

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

Companies in Korea, including us, are subject to corporate governance standards applicable to Korean public companies which differ in many respects from standards applicable in other countries, including the United States. As a reporting company registered with the Securities and Exchange Commission and listed on the New York Stock Exchange, we are, and in the future will be, subject to certain corporate governance standards as mandated by the Sarbanes-Oxley Act of 2002. However, foreign private issuers, including us, are exempt from certain corporate governance requirements under the Sarbanes-Oxley Act or under the rules of the New York Stock Exchange. For significant differences, see “Item 16.G. Corporate Governance.” There may also be less publicly available information about Korean companies, such as us, than is regularly made available by public or non-public companies in other countries. Such differences in corporate governance standards and less public information could result in less than satisfactory corporate governance practices or disclosure to investors in certain countries.

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

Based upon the past and projected composition of our income and valuation of our assets, we do not believe that we were a PFIC for 2012, and we do not expect to be a PFIC in 2013 or to become one in the foreseeable future, although there can be no assurance in this regard. If, however, we become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we become a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. Our PFIC status is determined on an annual basis and depends on the composition of our income and assets. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which generally includes cash) is at least 50%. Special rules treat certain income earned by a non-U.S. corporation engaged in the active conduct of a banking business as non-passive income. See “Item 10.E. Taxation — Certain United States Federal Income Tax Consequences — Passive Foreign Investment Company Rules.” We cannot assure you that we will not be a PFIC for 2013 or any future taxable year.

ITEM 4.	INFORMATION ON THE COMPANY

ITEM 4.A.	History and Development of the Company

Introduction

Incorporated on September 1, 2001, Shinhan Financial Group is the first privately-held financial holding company to be established in Korea. Since inception, we have developed and introduced a wide range of financial products and services in Korea and aim to deliver comprehensive financial solutions to clients through a convenient one-portal network. According to reports by the Financial Supervisory Service, we are one of the three largest financial services providers in Korea as measured by total assets as of December 31, 2012 and operate the third largest banking business (as measured by consolidated total assets as of December 31, 2012) and the largest credit card business (as measured by the total credit purchase volume as of December 31, 2012) in Korea.

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

We currently have 13 direct subsidiaries and 18 indirect subsidiaries offering a wide range of financial products and services, including commercial banking, corporate banking, private banking, credit card, asset management, brokerage and insurance services. We believe that such breadth of services will help us to meet the diversified needs of our present and potential clients. We currently serve approximately 18.9 million active customers, which we believe is the largest customer base in Korea, through approximately 20,983 employees at approximately 1,450 network branches group-wide. While substantially all of our revenues have been historically derived from Korea, we aim to serve the needs of our clients through a global network of our 65 offices in the United States, Canada, the United Kingdom, Japan, the People’s Republic of China, Germany, India, Hong Kong, Vietnam, Cambodia, Kazakhstan and Singapore.

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

While the immediate ripple effects from the global financial crisis of 2008 and 2009 have somewhat subsided, we believe the world economy, and in turn the Korean economy, continue to face an environment of uncertainty marked by generally low growth among businesses and the continuing volatility in the global financial markets due to the resilient fiscal and financial difficulties in Europe. We believe that this environment has engendered negative popular sentiment against major financial service providers in general, as evidenced by the “Occupy Wall Street” and similar movements in major urban centers in the world and greater calls for regulatory scrutiny and restrictions in relation to financial activities. In addition, advances in mobile and other technologies are renewing challenges for financial service providers to continually reexamine their existing business models. Combined, these developments require that we continue to seek opportunities to foster customer trust, enhance our social capital and quickly adapt ourselves to the constant changes in our business environment. Accordingly, as a general strategic objective we are striving to re-create ourselves to meet the challenges and capitalize on opportunities presented by the new business environment through selectively identifying new growth opportunities, strengthening risk management, efficient use of resources and encouraging more personalized interaction with our customers.

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

•

Enhance synergy through shared focus on the customer.    We plan to renew our commitment to our founding principle of emphasizing customer-oriented service by streamlining our business lines to provide a comprehensive financial services package tailored to each customer, as well as enhancing customer access to our diverse product offerings through a more customer-friendly one portal financial service platform. To that end, we are developing a group-wide customer relationship and wealth management systems tailored to customer-specific lifestyles and spending patterns, diversifying customer access channels that do not require customers’ physical presence to enhance convenience to the customer and encouraging our subsidiaries to increase use of the group-wide shared service platform in order to reduce our overall general and administrative costs.

•

Gain competitiveness in strategic growth areas.    In light of the increasing maturation of the domestic financial services sector, we intend to seek new business opportunities at the group level by sharing group-wide management resources to identify and develop potential strategic growth areas. In particular, we plan to enhance the competitiveness of our investment banking business so as to be on par with our group-wide market leadership by redefining its business model and selectively entering into international markets, with an initial focus on Asia. In addition, we will explore selectively entering into strategic alliances with telecommunications service providers and retail grocery and department store chains to take advantage of new business opportunities generated by technological developments and the growing prominence of retail chains in the distribution of financial services.

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

•

in credit card business, our primary objective is to further solidify our market leadership as the largest credit card service provider in Korea through differentiated and tailored customer service based on a strategy that emphasizes “soft” and “smart” aspects of enhancing customer loyalty, brand recognition and revenue expansion. We will also emphasize further optimizing our risk management through preemptive risk prevention, creating new synergy opportunities through collaboration with our other Shinhan affiliates and enhanced use of the group-wide customer relationship management system. As a way of identifying and exploring new potential growth areas, we are also exploring, on a selective basis, entering into strategic alliances with telecommunications service providers and retail grocery and department store chains for further expansion of our distribution network.

•

in securities business, our primary objective is to establish a solid platform for providing leading brokerage and financial advisory services in Korea in light of the recent deregulations of the securities industries in Korea. We aim to selectively develop competitive business models and capture promising business opportunities, including wealth management and investment advisory services. We have recently merged our investment advisory affiliates to promote economy of scale and solidify our brand recognition in this market. Our near-term strategic objective is to promote cross-selling, and in order to achieve this end, we have implemented strategies to enhance our research and preemptive risk management capabilities and maximize our group-wide synergy base.

•

in life insurance business, our primary objective is to enhance our market position as one of the leading insurers in Korea. To that end, we aim to maximize the use of our group-wide distribution channels, particularly in banking and credit card businesses, in order to foster direct interaction with customers. We also aim to train specialists and offer differentiated products targeting the fast-growing senior citizen population in Korea.

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

Since our inception, we have expanded our operations, in large part, through strategic acquisitions or formation of joint ventures. Our key acquisitions and joint venture formations are described as below:

Date of Acquisition	Entity	Principal Activities	Method of Establishment
April 2002	Jeju Bank	Regional banking	Acquisition from Korea Deposit Insurance Corporation
July 2002	Shinhan Investment Corp.(1)	Securities and investment	Acquisition from the SsangYong Group
August 2002	Shinhan BNP Paribas Investment Trust Management Co., Ltd.(2)	Investment advisory	50:50 joint venture with BNP Paribas
August 2003	Chohung Bank	Commercial banking	Acquisition from creditors
December 2005	Shinhan Life Insurance	Life insurance services	Acquisition from shareholders
March 2007	LG Card	Credit card services	Acquisition from creditors
January 2012	Tomato Mutual Savings Bank(3)	Savings bank	Purchase and assumption of assets and liabilities from creditors
January 2013	Yehanbyoul Savings Bank	Savings bank	Acquisition from Korea Deposit Insurance Corporation

Notes:

(1)	Renamed as Shinhan Investment Corp. from Goodmorning Shinhan Securities Co., Ltd. effective August 2009.

(2)	In January 2009, SH Asset Management Co., Ltd. and Shinhan BNP Paribas Investment Trust Management merged to form Shinhan BNP Paribas Asset Management Co., Ltd.

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

•

In November 2012, Shinhan Financial Group acquired a 99.79% interest in Shinhan AITAS Co., Ltd., a fund administrator and a former wholly-owned subsidiary of Shinhan Bank, for ￦49.7 billion from Shinhan Bank in order to promote efficient management and synergy effect on a group-wide level.

•

In December 2012, we entered into a share purchase agreement with Indonesia’s Bank Metro Express an Indonesian commercial bank to acquire a 40% interest of Bank Metro Express. Bank Metro Express holds a foreign exchange license and has 19 branches in Indonesia. Currently, we received approval from the Financial Services Commission and are in the process of obtaining the approval of the transaction by Indonesia’s financial supervisory authorities. We expect to receive such approval by the end of 2013.

•

In January 2013, we entered into a share purchase agreement with Korea Deposit Insurance Corporation for the acquisition of Yehanbyoul Savings Bank, a savings bank located in Korea, and received regulatory approval to merge Yehanbyoul Savings Bank, a savings bank located in Korea, into our existing subsidiary Shinhan Saving Bank. On April 1, 2013, Shinhan Savings Bank and Yehanbyoul Savings Bank merged into a single entity, with Yehanbyoul Savings Bank being the surviving entity and the newly merged bank named Shinhan Savings Bank.

ITEM 4.B.	Business Overview

Unless otherwise specifically mentioned, the following business overview is presented on a consolidated basis under IFRS.

Our Principal Activities

We provide comprehensive financial services, principally consisting of the following:

•	commercial banking services, consisting of:

•

retail banking, which primarily focuses on making loans to or receiving deposits from individual customers (including high net-worth individuals and families) and, to a lesser extent, not-for-profit institutions such as hospitals, airports and schools;

•	corporate and investment banking services, which primarily focuses on making loans to or receiving deposits from for-profit corporations, including small- and medium-sized enterprises;

•

international banking, which primarily focuses on management of overseas subsidiaries and branch operations and other international businesses, as well as internal asset and liability management, trading of securities and derivatives, investment portfolio management and other related activities; and

•	other banking, which primarily focuses on administration of banking operations.

•	credit card services;

•	securities brokerage services;

•	life insurance services;

•	savings banking services, which are provided to higher-risk customer segments who would not generally qualify for or otherwise do not seek our commercial banking services;

•	asset management services, including brokerage and trading of various securities, related margin lending and deposit and trust services, and other asset management services; and

•	other services, including leasing and equipment financing, investment trust management, regional banking, investment banking advisory and loan collection and credit reporting.

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

Deposit-Taking Activities

Principally through Shinhan Bank, we offer many deposit products that target different customer segments with features tailored to each segment’s financial and other profile. Our deposit products consist principally of the following:

•

Demand deposits.    Demand deposits do not accrue interest or accrue interest at a lower rate than time or savings deposits and allow the customer to deposit and withdraw funds at any time. If interest-bearing, demand deposits have interest accruing at a fixed or variable rate depending on the period and the amount of deposit. Demand deposits constituted approximately 12.7%, 12.1% and 12.6% of our total deposits as of December 31, 2010, 2011 and 2012, respectively. Our demand deposits paid average interest of 0.70%, 0.72% and 0.72% in 2010, 2011 and 2012, respectively.

•

Savings deposits.    Savings deposits allow the customer to deposit and withdraw funds at any time and accrue interest at an adjustable interest rate, which is typically lower than the rate applicable to time or installment deposits. Saving deposits constituted approximately 22.3%, 21.1% and 20.5% of our total deposits as of December 31, 2010, 2011 and 2012, respectively, and paid average interest of 0.98% in each of 2010, 2011 and 2012.

•

Time deposits.    Time deposits generally require the customer to maintain a deposit for a fixed term during which the deposit accrues interest at a fixed rate or a variable rate based on certain financial indexes, including Cost of Funds Index (“COFIX”). If the deposit is withdrawn prior to the end of the fixed term, the customer is paid a lower interest rate than that originally offered. The term typically ranges from one month to five years. Time deposits constituted approximately 62.6%, 65.0% and 66.1% of our total deposits as of December 31, 2010, 2011 and 2012, respectively, and paid average interest of 3.50%, 3.61% and 3.61% in 2010, 2011 and 2012, respectively.

•

Other deposits.    Other deposits consist mainly of certificates of deposit. Certificates of deposit typically have maturities from 30 days to five years. Interest rates on certificates of deposit are determined based on the length of the deposit and prevailing market interest rates. Certificates of deposit are sold at a discount to their face value, reflecting the interest payable on the certificates of deposit. Certificates of deposit constituted approximately 2.4%, 1.8% and 0.8% of our total deposits as of December 31, 2010, 2011 and 2012, respectively. Our certificates of deposit paid average interest of 4.32%, 3.40% and 3.71% in 2010, 2011 and 2012, respectively.

We also offer deposits which provide the customer with preferential rights to housing subscriptions under the Housing Law, and eligibility for mortgage and home equity loans. These products include:

•

Housing subscription time deposits.    These deposit products are special purpose time deposits providing the customer with a preferential right to subscribe for new private apartment units under the Housing Law. This law provides various measures supporting the purchase of houses and the supply of such houses by construction companies. If a potential home-buyer subscribes for these deposit products and holds them for a certain period of time set forth in the Housing Law, such deposit customer obtains the right to subscribe for new private apartment units on a priority basis. Such preferential rights are neither transferable nor marketable in the open market. These products accrue interest at a fixed rate for one year and at an adjustable rate after one year, which are consistent with other time deposits. Required deposit amounts per account range from ￦2 million to ￦15 million depending on the size and location of the dwelling unit. These deposit products target high- and middle-income households as customers.

•

Housing subscription installment savings deposits.    These deposit products are monthly installment savings products providing the customer with a preferential subscription right for new private apartment units under the Housing Law. Such preferential rights are neither transferable nor marketable in the open market. These deposits require monthly installments of ￦50,000 to ￦500,000, have maturities between three and five years and accrue interest at fixed rates depending on the term, which are consistent with other installment savings deposits. These deposit products target low- and middle-income households as customers. For information on our deposits in Korean Won based on the principal types of deposit products we offer, see “— Description of Assets and Liabilities — Funding — Deposits.”

We offer a range of interest rates on our deposit products depending on average funding costs, the rate of return on our interest-earning assets, prevailing market interest rates among financial institutions and other major financial indicators.

We also offer court deposit services for litigants in Korean courts, which involve providing effectively an escrow service for litigants involved in certain types of legal or other proceedings. Chohung Bank historically was a dominant provider of such services since 1958, and following the acquisition of Chohung Bank, we continue to hold a dominant market share in these services. Such deposits typically carry interest rates lower than the market rates (by approximately 1% per annum) and amounted to ￦5,888 billion, ￦6,103 billion and ￦6,150 billion as of December 31, 2010, 2011 and 2012, respectively.

The Monetary Policy Committee of the Bank of Korea imposes a reserve requirement on Won currency deposits of commercial banks which ranges from 0% to 7%, based generally on the term to maturity and the type of deposit instrument. See “— Supervision and Regulation — Principal Regulations Applicable to Banks — Liquidity.”

The Depositor Protection Act provides for a deposit insurance system where the Korea Deposit Insurance Corporation guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of ￦50 million per depositor per bank. See “— Supervision and Regulation — Principal Regulations Applicable to Banks — Deposit Insurance System.”

Retail Banking Services

Overview

We provide retail banking services primarily through Shinhan Bank, and, to a significantly lesser extent, through Jeju Bank, a regional commercial bank. The retail loans, excluding credit card receivables, amounted to ￦74,053 billion as of December 31, 2012.

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

As of December 31, 2012, our mortgage and home equity loans and other retail loans accounted for 62.29% and 37.71%, respectively, of our retail loans (excluding credit card loans).

For secured loans, including mortgage and home equity loans, our policy is to lend up to 40% to 60% of the appraisal value of the collateral, after taking into account the value of any lien or other security interest that is prior to our security interest (other than petty claims). The loan-to-value ratio of secured loans is updated on a monthly basis using the most recent appraisal value of the collateral. As of December 31, 2012, the loan-to-value ratio of mortgage and home equity loans of Shinhan Bank was approximately 49.1%. As of December 31, 2012, substantially all of our mortgage and home equity loans were secured by residential property.

Under the Regulation on the Supervision of the Banking Business currently in effect, our banking subsidiaries are (i) subject to limits on loan-to-value ratios ranging from 50% to 60% when extending home mortgage loans, depending on the collateral value, loan period, and whether the home provided as collateral is located in the Greater Seoul Metropolitan area; and (ii) required to comply with a limit on debt-to-income ratios ranging from 40% to 75% in making mortgage and home equity loans exceeding ￦100 million for the purchase of new homes located in Seoul, Incheon and Gyeonggi province, depending on the location of the property, the credit score of the borrower, whether the loan is being repaid on an installment basis, and whether the loan carries interest at a fixed rate or at a floating rate.

In addition, the supervising authorities from time to time issue administrative instructions to banks, which have the effect of regulating the access of borrowers to housing loans and, as such, demand for real estate properties. For example, the Financial Supervisory Service issued administrative instructions to financial institutions to (except in limited circumstances) verify the borrower’s ability to repay based on proof of income prior to making a mortgage and home equity loan regardless of the type or value of the collateral or the location of the property, which has had the effect of practically barring the grant of any new mortgage and home equity loans to borrowers without verifiable income.

Our banking subsidiaries are currently extending mortgage and home equity loans in compliance with the applicable regulations and administrative instructions by the relevant supervising authorities.

The following table sets forth the portfolio of our retail loans.

	As of December 31,
	2010		2011		2012
	(In billions of Won, except percentages)
Retail loans(1)
Mortgage and home-equity loans	￦	40,073	￦	44,399	￦	46,128
Other retail loans(2)		24,901		25,052		27,925
Percentage of retail loans to total gross loans		35.26%		35.61%		36.61%

Notes:

(1)	Before allowance for loan losses and excludes credit card accounts.

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

The total mortgage and home equity loans in the amount of ￦46,128 billion outstanding as of December 31, 2012 consisted of amortizing loans (where part of the installment payments thereon is applied toward repaying the principal amount of the loans) in the amount of ￦32,747 billion and non-amortizing loans in the amount of ￦13,381 billion. In addition, as of December 31, 2012, there were lines of credit in the aggregate outstanding amount of ￦528 billion for non-amortizing loans.

Pricing

The interest rates on retail loans made by Shinhan Bank are either periodically adjusted floating rates (based on a base rate determined for three-month, six-month or twelve-month periods derived using an internal transfer price system, which reflects the cost of funding in the market, as further adjusted to account for expenses related to lending and the profit margin of the relevant loan products) or fixed rates that reflect the cost of funding, as further adjusted to account for expenses related to lending and the profit margin. Fixed rate loans currently have maturities of 15 years or less and are offered only on a limited basis and at a premium to floating rate loans. For unsecured loans, which we provide on a floating or fixed rate basis, the interest rates thereon take into account a margin based on, among other things, the borrower’s credit score as determined during our loan approval process. For secured loans, the credit limit is based on the type of collateral, priority with respect to the collateral and the loan-to-value ratio. We can adjust the pricing of these loans to reflect the borrower’s current and/or expected future contribution to Shinhan Bank’s profitability. The interest rate on our loan products may become adjusted at the time the loan is extended. If a loan is terminated prior to its maturity, the borrower is obligated to pay us an early termination fee of approximately 0.5% to 3.0% of the outstanding principal amount of and accrued and unpaid interest on the loan, depending on the timing of termination, the nature of the loan and the loan amount.

As of December 31, 2012, Shinhan Bank’s three-month, six-month and twelve-month base rates were approximately 2.89%, 2.88% and 2.89%, respectively. As of December 31, 2012, Shinhan Bank’s fixed rates for mortgage and home equity loans with a maturity of one year, two years and three years were 6.60%, 7.10% and 7.20%, respectively, and Shinhan Bank’s fixed rates for other retail loans with a maturity of one year ranged from 6.75% to 13.25%, depending on the credit scores of its customers.

As of December 31, 2012, approximately 76.7% of Shinhan Bank’s total retail loans were floating rate loans and approximately 23.3% were fixed rate loans. As of the same date, approximately 75.7% of Shinhan Bank’s retail loans with maturity of more than one year were floating rate loans and approximately 24.3% was fixed rate loans.

Prior to February 2010, major commercial banks in Korea, including Shinhan Bank, principally used the certificate of deposit, or CD, rates in determining the base rate for secured housing loans, which represent the substantial majority of retail loans. However, amid concerns that the CD rates do not accurately represent the banks’ cost of capital as certificates of deposit constitute relatively a minor fraction of the banks’ liabilities and in light of the substantial variance in recent periods between the CD rates and the actual market rates, beginning in February 2010, the Korean Federation of Banks has published the “cost of funding index”, or COFIX, which is computed based on the weighted average interest of select funding products (including time deposits, housing and other installment savings deposits, repos, discounted bills and senior non-convertible financial debentures) of nine major Korean banks (comprised of Kookmin Bank, Shinhan Bank, Woori Bank, Hana Bank, Korea Exchange Bank, NH Bank, Industrial Bank of Korea, Citibank Korea and Standard Chartered Bank). Each bank then independently determines the interest rate applicable to its respective customers by adding a spread to the COFIX based on the difference between the COFIX and such bank’s general funding costs, administration fees, the customer’s credit score, the maturity of the loan and other customer-specific premiums and discounts based on the customer relationship with such bank. These interest rates are typically adjusted on a monthly basis.

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

As of December 31, 2012, Shinhan Bank operated 24 private banking centers nationwide, including 18 in Seoul, two in the suburbs of Seoul and four in cities located in other regions in Korea. As of December 31, 2012, Shinhan Bank had approximately 5,529 private banking customers, who are typically required to have ￦500 million in deposit with us to qualify for private banking services.

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

	As of December 31,
	2010			2011			2012
	(In billions of Won, except percentages)
Small- and medium-sized enterprises loans(1)	￦	51,266	27.82%	￦	52,268	26.80%	￦	51,324	25.37%
Large corporate loans		33,128	17.98%		34,413	17.64%		33,713	16.67%
Others		17,234	9.35%		21,043	10.79%		25,331	12.52%

Total corporate loans	￦	101,628	55.15%	￦	107,724	55.23%	￦	110,368	54.56%

Note:

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

Small- and Medium-sized Enterprises Banking

Under the Basic Act on Small- and Medium-sized Enterprises and its Presidential Decree, in order to qualify as a small- and medium-sized enterprise, (i) the number of regular employees of the enterprise must be less than 1,000, (ii) the enterprise’s total assets at the end of the immediately preceding fiscal year must be less than ￦500 billion, (iii) the enterprise’s paid-in capital at the end of the immediately preceding fiscal year must be less than ￦100 billion, (iv) the enterprise’s average sales revenues for the most recent three fiscal years must be less than ￦150 billion, (v) the enterprise must meet the standards prescribed by the Presidential Decree applicable to the type of its main business, and (vi) the enterprise must meet the standards of management independence from ownership as prescribed by the Presidential Decree, including non-membership in a conglomerate as defined in the Monopoly Regulations and Fair Trade Act. Furthermore, as of January 26, 2012, non-profit enterprises with a number of regular employees not exceeding 300 and revenue of less than ￦30 billion that satisfy certain requirements prescribed in the Basic Act on Small- and Medium-sized Enterprises and its Presidential Decree may qualify as a small- and medium-sized enterprise. As of December 31, 2012, we made loans to 173,379 small- and medium-sized enterprises for an aggregate amount ￦51,324 billion.

Our small- and medium-sized enterprises banking business has traditionally been and is expected to remain one of our core businesses, subject to prevailing market conditions. For example, since the onset of the global financial crisis and economic downturns in Korea starting in 2008, we have sharply reduced new lending to the small- and medium-sized enterprises and are currently focusing on maintaining the asset quality of existing loans to these enterprises. Depending on the level and scope of economic recovery, we may seek to focus on asset growth for these enterprises on a selective basis.

We believe that Shinhan Bank, whose traditional focus has been on small- and medium-sized enterprises lending, is well-positioned to succeed in the small- and medium-sized enterprises market in light of its marketing capabilities (which we believe have provided Shinhan Bank with significant customer loyalty) and its prudent risk management practices, including conservative credit rating system for credit approval. To maintain or increase its market share of small- and medium-sized enterprises lending, Shinhan Bank:

•

has positioned itself based on accumulated expertise as to customers and products.    We believe Shinhan Bank has a good understanding of the credit risks embedded in this market segment and to develop loan and other products specifically tailored to the needs of this market segment;

•

operates a relationship management system to provide targeted and tailored customer service to small-and medium-sized enterprises.    Shinhan Bank currently has relationship management teams in 145 banking branches, of which two are corporate banking branches and 143 are hybrid banking branches designed to serve retail customers and, to a limited extent, corporate customers. These relationship management teams market products and review and approve smaller loans that pose less credit risks; and

•

continues to focus on cross-selling loan products with other products.    For example, when Shinhan Bank lends to small- and medium-sized enterprises, it also explores opportunities to cross-sell retail loans or deposit products to the employees of these enterprises or to provide financial advisory services.

Large Corporate and Investment Banking

Large corporate customers consist primarily of member companies of chaebols and financial institutions. Our large corporate loans amounted to ￦33,713 billion as of December 31, 2012. As large corporate customers tend to have better credit profiles than small- and medium-sized enterprises, since the onset of the global financial crisis and economic downturns in Korea starting in 2008, Shinhan Bank has focused on attracting and retaining large corporate customers as part of its risk management policy.

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

Electronic Corporate Banking

Shinhan Bank offers to corporate customers a web-based total cash management service through “Shinhan Bizbank.” Shinhan Bizbank supports all types of banking transactions from basic transaction history inquiries and fund transfers to opening letters of credit, trade finance, payment management, collection management, sales settlement service, acquisition settlement service, business-to-business settlement service, sweeping and pooling. In addition, Shinhan Bank provides customers with integrated and advanced access to its financial services through its “Inside Bank” program, which combines internet banking, capital management services and enterprise resource planning to better serve corporate customers. The Inside Bank program also seeks to provide customized financial services to meet the comprehensive needs of target corporate customers ranging from conglomerates to small enterprises in various industries, with the goal of enhancing convenience to our corporate customers in accessing our financial services as well as assisting them to strategically manage their funds.

Corporate Lending Activities

Our principal loan products for corporate customers are working capital loans and facilities loans. Working capital loans, which include discounted notes and trade financing, are generally loans used for general working capital purposes. Facilities loans are provided to finance the purchase of equipment and construction of manufacturing plants. As of December 31, 2012, working capital loans and facilities loans amounted to ￦53,786 billion and ￦25,518 billion, respectively, representing 67.82% and 32.18% of Shinhan Bank’s total Won-denominated corporate loans. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three years in the case of unsecured loans and five years in the case of secured loans. Facilities loans have a maximum maturity of ten years and are typically repaid in installments of at least twice a year, subject to a grace period for the first repayment of not less than one-third of the loan term; provided that facilities loans with a term of three years or less may be paid in full at maturity.

Loans to corporations may be unsecured or secured by real estate, deposits or guaranty certificates. As of December 31, 2012, secured loans and guaranteed loans (including loans secured by guaranty certificates issued by credit guarantee insurance funds) accounted for 56.59% and 10.39%, respectively, of Shinhan Bank’s Won-denominated loans to small- and medium-sized enterprises. Approximately 41.61% of the corporate loans were secured by real estate.

When evaluating whether to extend loans to corporate customers, Shinhan Bank reviews their creditworthiness, credit score, value of any collateral and/or third party guarantee. The value of collateral is computed using a formula that takes into account the appraised value of the collateral, any prior liens or other claims against the collateral and an adjustment factor based on a number of considerations including, with respect to property, the average value of any nearby property sold in a court-supervised auction during the previous year. Shinhan Bank revalues collateral when a secured loan is renewed or if a trigger event occurs with respect to the loan in question.

Pricing

Shinhan Bank determines the price for its corporate loan products based principally on their respective cost of funding and the expected loss rate based on the borrower’s credit risk. As of December 31, 2012, 62.24% of Shinhan Bank’s corporate loans with outstanding maturities of one year or more had interest rates that were not fixed but were variable by reference to their market rates.

More specifically, the interest rate on Shinhan Bank’s corporate loans is generally determined as follows:

Interest rate = (Shinhan Bank’s periodic market floating rate or reference rate) plus transaction cost plus a credit spread plus risk premium plus or minus a discretionary adjustment rate.

Depending on the market condition and the agreement with the borrower, Shinhan Bank may use either its periodic market floating rate or the reference rate as the base rate in determining the interest rate for the borrower. As of December 31, 2012, Shinhan Bank’s periodic market floating rates (which are based on a base rate determined for three-month, six-month, one-year, two-year, three-year or five-year periods derived using Shinhan Bank’s market rate system) were 2.89% for three months, 2.88% for six months, 2.90% for one year, 2.99% for two years, 3.07% for three years and 3.21% for five years. As of the same date, Shinhan Bank’s reference rate was 8.75%. The reference rate refers to the base lending rate used by Shinhan Bank. The reference rate is determined annually by Shinhan Bank’s Asset & Liability Management Committee based on, among others, Shinhan Bank’s funding costs, cost efficiency ratio and discretionary margin.

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

Treasury

Shinhan Bank’s treasury division provides funds to all of Shinhan Bank’s business operations and ensures the liquidity of its operation. To secure stable long-term funds, Shinhan Bank uses fixed and floating rate notes, debentures, structured financing, and other advanced funding methods. As for overseas funding, Shinhan Bank closely monitors the feasibility of raising funds in currencies other than the U.S. dollar, such as the Japanese Yen and the Euro. In addition, Shinhan Bank makes call loans and borrows call money in the short-term money market. Call loans are short-term lending among banks and financial institutions in either Korean Won or foreign currencies with a minimum transaction amount of ￦100 million and maturities of typically one day.

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

Shinhan Bank’s outstanding derivatives commitments in terms of notional amount was ￦242,984 billion, ￦165,879 billion and ￦135,976 billion in 2010, 2011 and 2012, respectively. Such derivative operations generally focus on addressing the needs of Shinhan Bank’s corporate clients to hedge their risk exposure and back-to-back derivatives entered into to hedge Shinhan Bank’s risk exposure that results from such client contracts.

Shinhan Bank also enters into derivative trading contracts to hedge the interest rate and foreign currency risk exposures that arise from its own assets and liabilities. In addition, to a limited extent, Shinhan Bank engages in proprietary trading of derivatives within our regulated open position limits. See “— Description of Assets and Liabilities — Derivatives.”

International Business

Shinhan Bank also engages in treasury and investment activities in international capital markets, principally including foreign currency-denominated securities trading, foreign exchange trading and services, trade-related financial services, international factoring services and foreign banking operations through its overseas branches and subsidiaries. Shinhan Bank aims to become a leading bank in Asia and expand its international business by focusing on further bolstering its overseas network, localizing its overseas operations and diversifying its product offerings, particularly in terms of asset management, in order to meet the various financing needs of its current and potential customers overseas.

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

As of December 31, 2010, 2011 and 2012, Shinhan Bank had total trust assets of ￦33,240 billion, ￦30,563 billion and ￦29,243 billion, respectively, comprised principally of real property investments of ￦10,104 billion, ￦10,683 billion and ￦9,511 billion, respectively; securities investments of ￦6,274 billion, ￦5,759 billion and ￦5,266 billion, respectively; and loans with an aggregate principal amount of ￦527 billion, ￦566 billion and ￦560 billion, respectively. Securities investments consisted of corporate bonds, government-related bonds and other securities, primarily commercial paper. As of December 31, 2010, 2011 and 2012, debt securities accounted for 17.6%, 17.2% and 16.3%, respectively, and equity securities constituted 1.3%, 1.6% and 1.7%, respectively, of Shinhan Bank’s total trust assets. Loans made by trust accounts are similar in type to those made by bank accounts, except that they are made only in Korean Won. As of December 31, 2010, 2011 and 2012, approximately 61.6%, 58.5% and 51.9%, respectively, of the amount of loans from the trust accounts were collateralized or guaranteed. In making investment from funds received for each trust account, each trust product maintains investment guidelines applicable to each such product which set forth, among other things, company-, industry- and security-specific limitations.

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

Money trusts managed by Shinhan Bank’s trust account business amounted to ￦11,920 billion, ￦14,000 billion and ￦15,453 billion as of December 31, 2010, 2011 and 2012, respectively.

Shinhan Bank offers variable rate trust products through its retail branch network. As of December 31, 2010, 2011 and 2012, Shinhan Bank’s variable rate trust accounts amounted to ￦8,553 billion, ￦10,814 billion and ￦12,289 billion, respectively, of which principal guaranteed variable rate trust accounts amounted to ￦3,366 billion, ￦3,185 billion and ￦3,163 billion, respectively. Variable rate trust accounts offer their holders variable rates of return on the principal amount of the deposits in the trust accounts and do not offer a guaranteed return on the principal of deposits, except in the limited cases of principal guaranteed variable rate trust accounts, for which payment of the principal amount is guaranteed. Shinhan Bank charges a lump sum or a fixed percentage of the assets held in such trusts as a management fee, and, depending on the trust products, is also entitled to additional fees in the event of early termination of the trusts by the customer. Korean banks, including Shinhan Bank, are currently allowed to guarantee the principal of the following types of variable rate trust account products: (i) existing individual pension trusts, (ii) new individual pension trusts, (iii) existing retirement pension trusts, (iv) new retirement pension trusts, (v) pension trusts and (vi) employee retirement benefit trusts. Shinhan Bank also offers an insignificant amount of guaranteed fixed rate trust products (amounting to ￦1.0 billion, ￦1.0 billion and ￦1.0 billion as of December 31, 2010, 2011 and 2012, respectively), which provide to its holders a guaranteed return of the principal as well as a guaranteed fixed rate of return.

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

Products and Services

Shinhan Card offers a wide range of credit card and other services, principally consisting of the following:

•

credit card services, which involve providing cardholders with credit up to a preset limit to purchase products and services. Payment must be made either (i) in full at the end of a monthly billing cycle (the Lump-sum Basis) or (ii) on a revolving basis subject to a minimum monthly payment which is the lesser of (x) 5% to 20% of the amount outstanding (depending on the cardholder’s credit) or (y) ￦30,000. Currently (the Revolving Payment Basis), the remaining outstanding balance generally accrues interest at the effective annual rates of approximately 6.34% to 25.94%.

•

cash advances, for which payment must be made either on a lump-sum basis or a revolving basis. Currently, the lump-sum cash advances generally accrue interest at the effective annual rates of approximately 7.8% to 28.4% and the revolving cash advances generally accrue interest at a minimum rate of 5% to 20% of the outstanding balance (depending on the cardholder’s credit). Cash advances may be made at ATM machines and bank branches.

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

The annual membership fees for credit cards vary depending on the type of credit card and the benefits offered thereunder. For its standard credit cards, Shinhan Card charges an annual membership fee ranging from ￦2,000 to ￦1,000,000 per credit card, depending on the type of the card and the cardholder profile. Annual membership fees for various affinity and co-branded cards vary from ￦2,000 to ￦1,000,000. Shinhan Card also charges cardholders’ fees charged by financial institutions for cash advances provided through each such financial institution’s ATMs.

Any accounts that are unpaid when due are deemed to be delinquent accounts, for which Shinhan Card levies a late charge in lieu of the interest rates applicable prior to default. The late charge bears interest ranging from 23.0% to a maximum rate of 29.5% per annum.

Merchant discount fees, which are processing fees Shinhan Card charges to the merchants, can be up to 2.7% of the purchased amount depending on the merchant used, with the average charge being 1.93% in 2012.

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

	As of December 31,
	2010	2011	2012
	(In thousands, except percentages)
Shinhan Card:
Number of credit card holders(1)	15,299	15,540	15,182
Personal accounts	15,183	15,424	15,070
Corporate accounts	116	116	112
Active ratio(2)	79.6%	81.5%	83.6%
Number of merchants	2,552	2,669	2,755

Notes:

(1)	Represents the number of cardholders not subject to suspension or termination as of the relevant date.

(2)	Represents the ratio of accounts used at least once within the last six months to the total accounts as of year-end.

Installment Finance

Shinhan Card provides installment finance services to customers in connection with purchases of durable consumer goods such as new and used cars, appliances, computers and other home electronics products. Revenues from installment finance operations accounted for 2.3% of Shinhan Card’s total operating revenue in 2012. Shinhan Card pays the merchants when Shinhan Card’s customers purchase such goods, and the customers remit monthly installment payments to Shinhan Card over a number of months, generally up to 36 months (and, in the case of installment financings for automobile purchases, up to 72 months), as agreed with the customers. For installment finance products for new cars, Shinhan Card charges, in addition to interest, an initial financing fee of up to 9.9% of the purchase price, depending on the customer’s credit score, the installment period and installment amount. Shinhan Card has installment financing arrangements with over 10,000 merchants in Korea, including major car dealers, manufacturers and large retailers with nationwide networks, such as electronics goods stores.

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

Auto Lease

Shinhan Card currently provides auto leasing financing to retail customers and corporations. Revenues from auto lease operations accounted for 1.0% of Shinhan Card’s total operating revenue in 2012.

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

As of December 31, 2012, according to internal data, Shinhan Investment’s annual market share of Korean equity brokerage market was 4.92% (consisting of 2.35% in the retail segment, 0.71% in the institutional segment and 1.86% in the international segment) in terms of total brokerage volume, ranking third among securities firms in Korea, excluding discount brokers such as Mirae Asset Securities and Kiwoom Securities. As of the same date, according to internal data, Shinhan Investment held the fourth largest annual market share in options brokerage segments and the largest annual market share in the KOSPI 200 futures of 4.87% and 6.07%, respectively, in terms of total brokerage volume with respect to these products.

Following the implementation of the Financial Investment Services and Capital Markets Act in 2009, Shinhan Investment has obtained requisite approvals for its existing businesses in investment banking services, securities brokerage services, trust services, investment advisory services and discretionary account asset management services, as well as existing and new derivatives businesses, which enables Shinhan Investment to provide not only its existing services in equity- and stock index-linked derivatives sales and brokerage, but also proprietary trading and brokerage services for futures involving interest rates, currency and commodities as well as foreign exchange margin trading. Shinhan Investment currently provides all of the foregoing services, subject to prevailing market conditions.

Products and Services

Shinhan Investment provides principally the following services:

•

retail client services.    These services include equity and bond brokerage, investment advisory and financial planning services to retail customers, with a focus on high net worth individuals. The fees generated include brokerage commissions for the purchase and sale of securities, asset management fees, interest income from credit extensions (including in the form of stock subscription loans), margin transaction loans and loans secured by deposited securities.

•	institutional client services:

•

brokerage services.    These services include brokerage of stocks, corporate bonds, futures and options provided to Shinhan Investment’s institutional and international customers and sale of institutional financial products. These services are currently supported by a team of 77 research analysts that specialize in equity, bonds and derivatives research.

•

investment banking services.    These services include a wide array of investment banking services to Shinhan Investment’s corporate customers, such as domestic and international initial public offerings, mergers and acquisitions advisory services, bond issuances, underwriting, capital increase, asset-backed securitizations, issuance of convertible bonds and bonds with warrants, structured financing, issuance of asset-backed commercial papers and project financings involving infrastructure, real estate and shipbuilding.

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

With respect to investment banking services, Shinhan Investment provides such services through five divisions consisting of equity capital markets, debt capital markets, private equity, project finance and mergers and acquisitions, as well as four overseas service centers in Hong Kong, Shanghai, Tokyo and Ho Chi Minh City.

Life Insurance Services

We provide life insurance products and services primarily through Shinhan Life Insurance. Shinhan Life Insurance provides its services through diversified distribution channels consisting of financial planners, telemarketers, agency marketers and bancassurance specialists. As of the end of calendar years ended December 31, 2010, December 31, 2011 and December 31, 2012, Shinhan Life Insurance had total assets of ￦11,975 billion, ￦13,977 billion and ￦16,942 billion and net profits of ￦213 billion, ￦237 billion and ￦209 billion, respectively. During its calendar year 2012, among 24 life insurance companies in Korea, Shinhan Life Insurance ranked fifth in terms of net profit and fifth in terms of insurance premium received, principally due to increased sales force, stable asset portfolio management and prudent risk management. We expect the insurance premium received by Shinhan Life Insurance to increase as a result of growing demands for both investment and annuity products and potential synergy effects from cross-selling between Shinhan Life Insurance and our banking and other subsidiaries.

Asset Management Services

In addition to personalized wealth management services provided as part of our private banking and securities brokerage services, we also provide asset management services through Shinhan BNP Paribas Asset Management, a joint venture with BNP Paribas Investment Partners, of which we and BNP Paribas Investment Partners hold 65:35 interests, respectively. Shinhan BNP Paribas Asset Management was formed on January 1, 2009 through the merger of Shinhan BNP Paribas Investment Trust Management, our 50:50 joint venture with BNP Paribas Investment Partners, and SH Asset Management, our wholly-owned subsidiary, in order to streamline our asset management services capabilities. Shinhan BNP Paribas Asset Management ranked fourth among asset managers in Korea in terms of assets under management as of December 31, 2012, and provides a wide range of investment products, including traditional equity/fixed income funds as well as alternative investment products, to retail and institutional clients. As a joint venture with BNP Paribas Investment Partners, we believe Shinhan BNP Paribas Asset Management has significantly benefited from BNP Paribas’s global network of investment professionals and expertise in the asset management industry. As of December 31, 2012, Shinhan BNP Paribas Asset Management had assets under management amounting to approximately ￦33 trillion. To a limited extent, Shinhan Investment also provides asset management services for discretionary accounts, see “— Securities Brokerage Services.”

In 2013, we expect the activity level in the asset management industry, including fund formation activities, to remain similar to 2012 due to uncertainties surrounding the domestic and international economy, with the exception of the discretionary investment market, which is expected to continue to grow due to expanded use of such services by large institutional investors, such as the National Pension Service.

Other Services

Through our other subsidiaries, we also provide leasing and equipment financing, regional banking and investment banking, advisory services, collective investment management services, private equity investment advisory services, savings banking and system development services.

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

Regional Banking Services

We provide regionally focused commercial banking services, primarily in Jeju Island of Korea, through a majority-owned banking subsidiary, Jeju Bank. Jeju Bank provides retail banking, corporate banking, treasury and trust account management services, and has a network of 39 branches as of December 31, 2012.

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

Collective Investment Administration Services

We provide integrated collective investment administration services through Shinhan AITAS Co., Ltd. which was established in 2000. Shinhan AITAS provides general management service, asset management systems, accounting systems and trading systems to asset management companies and institutional investors. The target customers for our collective investment administration services are asset managers, investment advisors and institutional investors, and we seek to provide Shinhan AITAS a comprehensive service package including the computation of the reference value for funds, evaluation of fund performance, provision of trading systems and fund-related legal administrative services.

Private Equity Investment Advisory Services

We provide investment advisory services in the areas of private equity investments through Shinhan Private Equity Investment Management, which was established in 2004.

Savings Banking

We provide savings banking services in accordance with the Mutual Savings Bank Act to customers that generally would not, due to their credit profile, qualify for our commercial banking services or who seek higher returns on their deposits than those offered by our commercial banking subsidiaries, through Shinhan Savings Bank, which was established in December 2011. Shinhan Savings Bank offers savings and other deposit products with relatively higher interest rates and loans (usually in relatively small amounts and on customer-tailored terms and including loans for which we receive credit support from the Government) primarily to small- to medium-sized enterprises and low income households who would not generally qualify for our commercial banking services. Shinhan Savings Bank has assumed the assets and liabilities of Tomato Savings Bank, which we acquired in January 2012, and has merged into Yehanbyoul Savings Bank, which we acquired in March 2013, with Yehanbyoul Savings Bank as the surviving entity with its name changed to Shinhan Savings Bank. Both Tomato Savings Bank and Yehanbyoul Savings Bank were facing liquidity troubles due to difficulties in the real estate project financing business as a result of the prolonged slump in the Korean real estate market at the time we acquired them. We closely monitor the business activities and product offerings of Shinhan Savings Bank to ensure its financial soundness.

Financial System Development Services

We provide financial system development services through Shinhan Data Systems, which was established in 1991 and offers system integration, system management, IT outsourcing, business process outsourcing and IT consulting services.

Our Distribution Network

We offer a wide range of financial services to retail and corporate customers through a variety of distribution networks and channels established by our subsidiaries. The following table presents the geographical distribution of our distribution network based on the branch offices and other distribution channels of our principal subsidiaries, as of December 31, 2012.

Distribution Channels in Korea(1)

	Shinhan Bank	Jeju Bank	Shinhan Card	Shinhan Investment	Shinhan Life Insurance	Total
Seoul metropolitan	408	2	10	53	79	552
Kyunggi province	210	—	7	15	45	277
Six major cities:	175	1	10	19	70	275
Incheon	59	—	2	3	20	84
Busan	41	1	3	6	17	68
Kwangju	13	—	1	2	9	25
Taegu	28	—	2	4	9	43
Ulsan	13	—	1	2	3	19
Taejon	21	—	1	2	12	36

Sub-total	793	3	27	87	194	1,104

Others	166	37	13	18	32	266

Total	959	40	40	105	226	1,370

Note:

(1)	Includes our main office and those of our subsidiaries.

Banking Service Channels

Our banking services are primarily provided through an extensive branch network, specializing in retail and corporate banking services, as complemented by self-service terminals and electronic banking, as well as an overseas services network.

As of December 31, 2012, Shinhan Bank’s branch network in Korea comprised of 949 service centers, consisting of 768 retail banking service centers, 11 corporate banking service centers primarily designed to serve large corporate customers and 170 hybrid banking branches designed to serve retail as well as small-business corporate customers. Shinhan Bank’s banking branches are designed to provide one-stop banking services tailored to their respective target customers.

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

Self-Service Terminals

In order to complement its banking branch network, Shinhan Bank maintains an extensive network of automated banking machines, which are located in branches and in unmanned outlets. These automated banking machines consist of ATMs, cash dispensers and passbook printers. As of December 31, 2012, Shinhan Bank had 333 cash dispensers and 7,423 ATMs. Shinhan Bank has actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. We believe that use of Shinhan Bank’s automated banking machines has increased in recent years. In 2012, automated banking machine transactions accounted for a substantial portion and a majority of total deposit and withdrawal transactions of Shinhan Bank in terms of the number of transactions and fee revenue generated, respectively.

Electronic Banking

Shinhan Bank’s Internet banking services are more comprehensive than those available at the counter, including such services as 24-hour account balance posting, real-time account transfer, overseas remittance and loan requests. Shinhan Bank also offers mobile banking services in order to enable customers to make speedy, convenient and secure banking transactions using mobile phones. As the purpose of electronic banking is primarily cost-saving rather than profit generation, the substantial majority of Shinhan Bank’s electronic banking transactions do not generate fee income.

Overseas Distribution Network

The table below sets forth Shinhan Bank’s overseas banking subsidiaries and branches as of December 31, 2012.

Business Unit	Location	Year Established or Acquired
Subsidiaries

Shinhan Asia Ltd.	Hong Kong SAR, China	1982
Shinhan Bank Europe GmbH	Germany	1994
Shinhan Bank America	New York, U.S.A.	2003
Shinhan Bank (China) Limited	Beijing, China	2008
Shinhan Khmer Bank Limited	Cambodia	2007
Shinhan Bank Kazakhstan Limited	Kazakhstan	2008
Shinhan Bank Canada	Toronto, Canada	2009
Shinhan Bank Japan(1)	Tokyo, Japan	2009
Shinhan Bank Vietnam Ltd.(2)	Ho Chi Minh City, Vietnam	2011

Branches

New York	U.S.A.	1989
Singapore	Singapore	1990
London	United Kingdom	1991
Mumbai	India	1996
Hong Kong	China	2006
New Delhi	India	2006
Vellore	India	2010

Representative Offices

Mexico Representative Office	Mexico City, Mexico	2008
Uzbekistan Representative Office	Tashkent, Uzbekistan	2009

Notes:

(1)	While Shinhan Bank established the subsidiary in Japan in 2009, Shinhan Bank has provided banking services in Japan through a branch structure since 1986.

(2)

On November 28, 2011, two of Shinhan Bank’s wholly-owned banking subsidiaries in Vietnam, Shinhan Vina and Shinhan Vietnam, merged to form Shinhan Bank Vietnam. Shinhan Vina, prior to its merger with Shinhan Vietnam, was a 50-50 joint venture established in 2000 between Shinhan Bank and Vietcombank, a state-owned bank of Vietnam. On November 11, 2011, Shinhan Bank acquired Vietcombank’s 50% interest in Shinhan Vina to facilitate the merger. Shinhan Vietnam was established in 2009. Shinhan Bank has been providing banking services in Vietnam through a branch since 1995.

Currently, our overseas subsidiaries and branches are primarily engaged in trade financing and local currency funding for Korean companies and Korean nationals in the overseas markets, as well as providing foreign exchange services in conjunction with Shinhan Bank’s headquarters. On a limited basis, these overseas branches and subsidiaries also engage in investment and trading of securities of foreign issuers. In the future, as part of our globalization efforts, we plan to expand our coverage of local customers in the overseas markets by providing a wider range of services in retail and corporate banking, and to that end, we have increasingly established subsidiaries in lieu of branches in select markets and in 2011 merged two of our Vietnam banking subsidiaries in order to enhance our presence and enable a greater flexibility in our service offerings in these markets.

Credit Card Distribution Channels

Shinhan Card primarily uses three distribution channels to attract new credit card customers: (i) the banking and credit card branch network, (ii) sales agents, and (iii) business partnerships and affiliations with vendors.

The branch network for our credit card operations consisted of 949 branches as of December 31, 2012 of Shinhan Bank and 12 card sales branches, eight debt collection branches and 16 combined operations branches (which includes card, installment and debt collection services) of Shinhan Card. The use of the established distribution network of Shinhan Bank is part of the group-wide cross-selling efforts of selling credit card products to existing banking customers. In 2012, the number of new cardholders acquired through our banking distribution network accounted for approximately 16.5% of the total number of new cardholders. We believe that the banking distribution network will continue to provide a stable and low-cost venue for acquiring high-quality credit cardholders.

The sales agents represented the most significant source of Shinhan Card’s new cardholders in 2012, and the number of new cardholders acquired through sales agents accounted for approximately 62.0% of the total number of Shinhan Card’s new cardholders in 2012. As of December 31, 2012, Shinhan Card had 5,408 sales agents, of which 5,008 were independent contractors and 400 were sales agents of Shinhan Card’s business partners and affiliates. These sales agents assist prospective customers with the application process and customer service. Compensation of these sales agents is tied to the transaction volume and the repayment patterns of the customers introduced by them, and we believe this system helps to minimize credit risk and enhance profitability.

As a way of acquiring new cardholders, Shinhan Card also has business partnership and affiliation arrangements with a number of vendors, including gas stations, major retailers, airlines and telecommunication and Internet service providers. Shinhan Card plans to continue to leverage its alliances with such vendors to attract new cardholders.

Securities Brokerage Distribution Channels

Our securities brokerage services are conducted principally through Shinhan Investment. As of December 31, 2012, Shinhan Investment had 103 service centers nationwide, and two overseas subsidiaries based in New York and Hong Kong to service our corporate customers.

Approximately 62% of our brokerage branches are located in the Seoul metropolitan area with a focus on attracting high net worth individual customers as well as enhancing synergy with our retail and corporate banking branch network. We plan to continue to explore new business opportunities, particularly in the corporate customer segment, through further cooperation between Shinhan Investment and Shinhan Bank.

Insurance Sales and Distribution Channels

We sell and provide our insurance services primarily through Shinhan Life Insurance. Shinhan Life Insurance, in addition to distributing bancassurance products through our bank branches, also distributes a wide range of life insurance products through its own branch network, an agency network of financial planners and telemarketers, as well as through the Internet. As of December 31, 2012, Shinhan Life Insurance had 225 branches and 13 customer support centers. These branches are staffed by financial planners, telemarketers, agent marketers and bancassurance to meet the various needs of our insurance and lending customers. Our group-wide customer support centers arrange for policy loans (namely loans secured by the cash surrender value of the underlying insurance policy) for our insurance customers and, to a limited extent, other loans to other customers, and also handle insurance payments.

Information Technology

We dedicate substantial resources to maintaining a sophisticated information technology system to support our operations management and provide high quality customer service. In 2008 we developed a single group-wide enterprise information technology system known as “enterprise data warehouse” in order to maximize the synergy between our subsidiaries. The enterprise data warehouse, which is being continuously upgraded, serves as the foundation to our enhanced customer relations management capabilities, our risk management system as well as our new data processing center currently under development for target completion by the end of 2014. Since 2009, we have operated our information and technology system at a group-wide level (rather than the previous subsidiary-specific level) based on a comprehensive group-wide information collection and processing.

In addition, we are currently continuing to upgrade the information technology systems for each of our subsidiaries to enhance the quality of our customer service specific to such subsidiary. We have completed the implementation of improved systems for Shinhan Life Insurance in November 2008 and Shinhan Investment in August 2009, and completed the IT integration for LG Card and former Shinhan Card in August 2008. With respect to Shinhan Bank, we have completed upgrading its electronic banking system in February 2012 and have been providing online consultation, expand sales services and customized informational services. In addition, we have enhanced our smartphone banking service by providing a more convenient and secure mobile platform. In addition, we are continuing to upgrade the information technology systems of Shinhan Bank’s subsidiaries, on a global basis, to enhance the quality of the customer service specific to each such subsidiary, including the AITHER System, which has been implemented in Shinhan Bank’s subsidiaries in Japan, China, the United States, Europe, India, Khmer, Kazakhstan, Canada and Vietnam.

Following the completion of upgrade in October 2012, Shinhan Card’s information technology offers greater operational efficiency through enhanced software programs and data processing capabilities and quicker response time to on-floor requests.

During 2010, our information technology initiatives included installing a financial reporting system to comply with IFRS standards, which commenced on January 1, 2011, and is currently monitored to ensure stable operation. Since July 2011, we have operated a group-wide security control tower to enhance the security features of our information management systems on a group-wide level. In addition, in September 2011, we obtained for us and each of our subsidiaries the ISO 27001 certification, which certifies that we meet the international security standards for information management. Our current information technology initiatives include improving our group-wide security management system to further ensure secure financial transactions for our customers. Although we believe our ISO 27001 certified security management system is one of the most sophisticated in the industry, we are continuously upgrading our group-wide security monitoring system in order to preempt and counter evolving external cyber invasions such as “distributed denial of service”, or DDoS, attacks and security breaches such as that experienced by Nonghyup Bank. In March 2013, we experienced a temporary interruption in providing online financial services due to a large-scale cyber attack on the security systems of major broadcasting networks and financial institutions in Korea by sources that have yet to be identified. Interruption of our online financial services lasted approximately 90 minutes, after which our online system resumed without further malfunction. The Financial Supervisory Service is currently conducting an investigation into the incident, and we plan to adopt additional safety measures once the causes of such cyber attacks are identified. We do not believe such incident resulted in any material loss or loss of customer information or other sensitive data. Since 2008, our efforts to improve our information technology security capabilities on a group-wide level include upgrading our security guidelines, establishing an information technology security center, which includes a security help desk open 24 hours, seven days a week, creating a team dedicated to responding to security breaches, increasing investment in our security management system and strengthening our team of security experts. We plan to implement such upgrades in each of our business segments. We regularly diagnose and take appropriate measures to protect our system from potential security threats and maintain a dedicated team for this purpose.

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

In the banking sector, Shinhan Bank competes principally with other national commercial banks in Korea, but also faces competition from a number of additional banking institutions, including branches and subsidiaries of foreign banks operating in Korea, regional banks, government-owned development banks and Korea’s specialized banks, such as Korea Development Bank, the Industrial Bank of Korea and the National Association of Agriculture and Fisheries, as well as various other types of financial service providers, including savings institutions (such as mutual savings and finance companies, credit unions and credit cooperatives), investment companies (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. As of December 31, 2012, Korea had seven major nationwide domestic commercial banks (including Citibank and Standard Chartered Bank, both of which are domestic commercial banks acquired by global financial institutions), six regional commercial banks and branches and subsidiaries of 39 foreign banks. We believe that foreign financial institutions, many of which have greater experiences and resources than we do, will continue to enter the Korean market and compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions.

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

Consolidation among our rival institutions may also add competition in the markets in which we and our subsidiaries conduct business. The Korean banking industry may undergo further consolidation either voluntarily or as part of government-led initiatives. Some of the financial institutions resulting from these developments may, by virtue of their increased size, expanded business scope and more efficient operations, provide greater competition for us. For example, the Government plans to eventually privatize Korea Development Bank, one of the Government’s key policy banks. In January 2010, the Government announced its intent to sell its controlling stake in Woori Financial Group, one of the top three financial holding companies in Korea in terms of assets as of December 31, 2012 with a similarly ranked banking operation. If Woori Financial Group or any of its major operating subsidiaries were to be acquired by a rival bank or financial holding company, the consolidated entity will have a greater scale of operations, including a larger customer base, and financial resources than us, which may hurt our ability to compete effectively. In addition, in February 2012, Hana Financial Group, which owns and operates Hana Bank, one of the major commercial banks in Korea, received the regulatory approval to acquire a controlling equity interest in Korea Exchange Bank, another major commercial bank in Korea, from Lone Star Funds, and in April 2013 Korea Exchange Bank became a wholly-owned subsidiary of Hana Financial Group and was delisted. In March 2012, the National Agricultural Cooperative Federation, another policy bank of the Government, was reorganized into a holding company structure pursuant to which several of its financial business units were spun off into separate subsidiaries, including banking, life insurance and non-life insurance units. Furthermore, former specialized banking institutions, such as the National Agricultural Cooperative Federation and Industrial Bank of Korea, are in the course of actively expanding their retail operations. Any of these developments may place us at a competitive disadvantage and outweigh any potential benefit to us in the form of opportunities to acquire new customers who are displeased with the level of services at the newly reorganized entities or to provide credit facilities to corporate customers who wish to maintain relationships with a wide range of banks in order to diversify their sources of funding.

As the Korean economy further develops and new business opportunities arise, more competitors may enter the financial services industry. Recently, banks are beginning to compete for new customers and it is likely that competition between bank-operated credit card companies and independent card companies will increase substantially. For example, in 2009, Hana SK Card was launched through a partnership between Hana Financial Group Inc. and SK Telecom. In addition, in November 2011, BC Card became a subsidiary of KT Group while the KDB Group and Korea Post have recently announced their intentions to enter the credit card industry.

Furthermore, large non-financial institutions, such as mobile telecommunications companies, have also been reported to be considering entry into the Korean credit card and consumer finance businesses, by way of convergence with the existing and future mobile telephone networks. SK Telecom, Korea Telecom and LG Uplus have been actively providing mobile phone payment services through payment solutions tailored for smartphones. As these companies are the three largest telecommunications service providers in Korea serving a substantial majority of the Korean population, a widespread consumer acceptance of mobile phone payment services in lieu of credit card services could pose a serious competitive threat to the existing credit card service providers, including our credit card subsidiary.

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

Description of Assets and Liabilities

Loans

As of December 31, 2012, our total gross loan portfolio was ￦202,275 billion, which represented an increase of 3.70% from ￦195,055 billion at December 31, 2011. The increase in our portfolio primarily reflects a 2.46% increase in corporate loans and a 3.89% increase in mortgages and home equity loans.

Loan Types

The following table presents our loans by type for the periods indicated. Except where specified otherwise, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2010		2011		2012
	(In billions of Won)
Corporate
Corporate loans(1)	￦	95,835	￦	98,598	￦	101,025
Public and other(2)		2,771		4,930		3,107
Loans to banks(3)		1,467		2,557		4,537
Lease financing		1,555		1,639		1,699

Total — Corporate		101,628		107,724		110,368

Retail
Mortgages and home equity		40,073		44,399		46,128
Other retail(4)		24,901		25,052		27,925

Total — Retail		64,974		69,451		74,053

Credit cards		17,647		17,880		17,854

Total loans(5)	￦	184,249	￦	195,055	￦	202,275

Notes:

(1)	Consists primarily of working capital loans, general purpose loans, bills purchased and trade-related notes and excludes loans to public institutions and commercial banks.

(2)	Consists of working capital loans and loan facilities to public institutions and non-profit organizations.

(3)	Consists of interbank loans and call loans.

(4)	Consists of general unsecured loans and loans secured by collateral other than housing to retail customers.

(5)	As of December 31, 2010, 2011 and 2012, approximately 89.25%, 88.76% and 89.56% of our total gross loans, respectively, were Won-denominated.

Loan Portfolio

The total exposure of us or our banking subsidiaries to any single borrower and exposure to any single group of companies belonging to the same conglomerate is limited by law to 20% and 25%, respectively, of the Net Total Equity Capital (as defined in “— Supervision and Regulation”).

Twenty Largest Exposures by Borrower

As of December 31, 2012, our 20 largest exposures, consisting of loans, securities and guarantees and acceptances, totaled ￦45,383 billion and accounted for 17.76% of our total exposures. The following table sets forth our total exposures to these top 20 borrowers as of December 31, 2012.

	Loans in Won Currency		Loans in Foreign Currency		Securities		Guarantees and Acceptances		Total Exposure		Impaired Loans and Guarantees and Acceptances
	(In billions of Won)
Ministry of Strategy and Finance	￦	—	￦	—	￦	8,139	￦	—	￦	8,139	￦	—
The Bank of Korea		2,560		—		4,628		—		7,188		—
Industrial Bank of Korea		503		44		2,885		—		3,432		—
Hyundai Heavy Industries Co., Ltd.		28		109		538		2,739		3,414		—
Korea Development Bank		12		92		3,132		—		3,237		—
Korea Finance Corporation		—		—		3,028		—		3,028		—
Korea Deposit Insurance Corporation		—		—		2,978		—		2,978		—
Korea Land & Housing Corporation		—		—		1,842		—		1,842		—
Samsung Heavy Industries Co., Ltd.		—		82		61		1,484		1,626		—
The Korea Securities Finance Corporation		31		—		1,329		—		1,360		—
Woori Bank		319		39		956		3		1,318		—
Nonghyup Bank		90		—		910		—		1,000		—
POSCO		36		189		712		28		965		—
Songdo Cosmopolitan City Development Inc.		888		—		—		—		888		—
Samsung C&T Corporation		41		56		461		304		861		—
Korea Electric Power Corporation		1		—		828		8		837		—
The Export-Import Bank of Korea		—		—		836				836		—
Hana Bank		32		42		760		—		834		—
Kookmin Bank		144		5		678		—		827		—
Hyundai Samho Heavy Industries Co., Ltd.		—		19		50		704		773		—

Total	￦	4,685	￦	677	￦	34,751	￦	5,270	￦	45,383	￦	—

Exposure to Main Debtor Groups

As of December 31, 2012, 11.73% of our total exposure was to the 34 main debtor groups, which are largely comprised of chaebols. The following table shows, as of December 31, 2012, our total exposures to the ten main debtor groups to which we have the largest exposure.

Main Debtor Groups	Loans in Won Currency		Loans in Foreign Currency		Securities		Guarantees and Acceptances		Others		Total Exposure		Amounts of Impaired Loans and Guarantees and Acceptances
	(In billions of Won)
Hyundai Heavy Industries	￦	134	￦	207	￦	600	￦	3,731	￦	—	￦	4,672	￦	—
Samsung		338		902		1,196		2,117		—		4,553		—
Hyundai Motors		1,370		1,458		757		334		—		3,919		—
SK		689		774		1,151		1,005		—		3,618		—
LG		1,510		326		275		77		—		2,188		—
POSCO		217		338		830		342		—		1,726		—
Lotte		361		120		684		333		1		1,498		—
GS		268		274		227		270		—		1,040		—
LS		189		308		197		309		—		1,004		—
Hyosung		251		463		17		147		—		878		—

Total	￦	5,327	￦	5,170	￦	5,934	￦	8,665	￦	1	￦	25,096	￦	—

Loan Concentration by Industry

The following table shows the aggregate balance of our corporate loans by industry concentration as of December 31, 2012.

Industry	Aggregate Loan Balance		Percentage of Total Corporate Loan Balance
	(In billions of Won)		(Percentages)
Manufacturing	￦	33,945	30.77%
Retail and wholesale		13,876	12.57%
Real estate, leasing and service		17,623	15.97%
Construction		4,387	3.97%
Hotel and leisure		4,858	4.40%
Finance and insurance		9,182	8.32%
Transportation, storage and communication		5,562	5.04%
Other service		11,274	10.21%
Other		9,661	8.75%

Total	￦	110,368	100.00%

Maturity Analysis

The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio as of December 31, 2012. The amounts below are before deduction of attributable loan loss reserves.

	As of December 31, 2012
	1 Year or Less		Over 1 Year but Not More Than 5 Years		Over 5 Years		Total
	(In billions of Won)
Corporate:
Corporate loans	￦	75,663	￦	20,697	￦	4,665	￦	101,025
Public and other		2,001		990		116		3,107
Loans to banks		3,841		582		114		4,537
Lease financing		617		922		160		1,699

Total corporate	￦	82,122	￦	23,191	￦	5,055	￦	110,368

Retail:
Mortgage and home equity	￦	8,309	￦	10,547	￦	27,272	￦	46,128
Other retail		22,106		4,020		1,799		27,925

Total retail	￦	30,415	￦	14,567	￦	29,071	￦	74,053

Credit cards	￦	16,360	￦	1,135	￦	359	￦	17,854

Total domestic loans	￦	128,897	￦	38,893	￦	34,485	￦	202,275

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

Interest Rate Sensitivity

The following table shows our loans by interest rate sensitivity as of December 31, 2012.

	As of December 31, 2012
	Due Within 1 Year		Due After 1 Year		Total
	(In billions of Won)
Fixed rate loans(1)	￦	56,585	￦	25,718	￦	82,303
Variable rate loans(2)		69,043		50,929		119,972

Total gross loans	￦	125,628	￦	76,647	￦	202,275

Notes:

(1)	Fixed rate loans are loans for which the interest rate is fixed for the entire term of the loan.

(2)	Variable or adjustable rate loans are for which the interest rate is not fixed for the entire term of the loan.

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

Interest foregone is the interest due on nonaccrual loans that has not been accrued in our books of account. In 2010, 2011 and 2012 we would have recorded gross interest income of ￦145 billion, ￦131 billion and ￦163 billion, respectively, on loans accounted for on a nonaccrual basis throughout the respective years, or since origination for loans held for part of the year, had the loans been current with respect to their original contractual terms. The amount of interest income on those loans that was included in our net income in 2010, 2011 and 2012 were ￦52 billion, ￦66 billion and ￦70 billion, respectively.

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

	As of December 31,
	2010		2011		2012
	(In billions of Won)
Loans accounted for on a nonaccrual basis(1)
Corporate	￦	1,813	￦	1,621	￦	1,642
Retail		155		239		416
Credit cards		155		152		215

Sub-total		2,123		2,012		2,273

Accruing loans which are contractually past due one day or more as to principal or interest
Corporate		263		224		245
Retail		369		482		354
Credit cards		432		576		633
Sub-total		1,064		1,282		1,232

Total	￦	3,187	￦	3,294	￦	3,505

Note:

(1)

Represents either loans that are “troubled debt restructuring” as defined under IFRS or loans for which payment of interest and/or principal became past due by 90 days or more (adjusting for any overlap due to loans that satisfy both prongs so as to avoid double counting).

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

	As of December 31,
	2010		2011		2012
	(In billions of Won)
Loans classified as “troubled debt restructurings” (excluding nonaccrual and past due loans)(1)	￦	193	￦	75	￦	173

Note:

(1)

The total amount of loans classified as “troubled debt restructurings,” including nonaccrual and past due loans, amounted to ￦1,275 billion, ￦1,009 billion and ￦868 billion for the year ended December 31, 2010, 2011 and 2012, respectively.

For the year ended December 31, 2010, 2011 and 2012, interest income that would have been recorded under the original contract terms of restructured loans amounted to ￦69 billion, ￦42 billion and ￦74 billion, respectively, out of which ￦31 billion, ￦14 billion and ￦20 billion was reflected as our interest income, respectively.

The following table presents a breakdown of the outstanding balance and specific allowance for loan losses as of December 31, 2012 of corporate loans classified as “troubled debt restructurings” under IFRS by the type of restructuring to which such loans are subject. The table provides a breakdown of the total amount of “troubled debt restructurings” (including nonaccrual and past due loans) for purposes of enhanced disclosure.

	As of December 31,
	2010				2011				2012
	Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance
	(In billions of Won)
Corporate loans classified as “troubled debt restructurings”(1):
Workout	￦	1,201	￦	651	￦	752	￦	351	￦	683	￦	276
Court receivership & Composition		73		31		250		38		185		20
Others(2)		1		1		7		5		—		—

Total	￦	1,275	￦	683	￦	1,009	￦	394	￦	868	￦	296

Notes:

(1)	Includes nonaccrual and past due loans.

(2)	Principally consists of loans subject to corporate turnaround or corporate reorganization pursuant to the Debtor Rehabilitation and Bankruptcy Act (also known as the Consolidated Insolvency Act).

With respect to the retail loans (including nonaccrual and past due loans) subject to workouts under the “pre-workout program” for retail borrowers (which loans are not part of the aforementioned corporate loans and therefore not included in the table above), the outstanding loan balance and specific allowance for loan losses amounted to ￦70 billion and ￦58 billion, respectively, as of December 31, 2010, ￦68 billion and ￦54 billion, respectively, as of December 31, 2011 and ￦60 billion and ￦46 billion, respectively, as of December 31, 2012. For more information on the “pre-workout program,” see “— Credit Exposures to Companies in Workout, Court Receivership or Composition — Credit Rehabilitation Programs for Delinquent Consumer and Small- and Medium-sized Enterprise Borrowers.”

As of December 31, 2010, 2011 and 2012, the amount of restructured loans that are considered impaired and classified as nonaccrual pursuant to our general interest accrual policy as described below was ￦1,082 billion, ￦934 billion and ￦695 billion, respectively. In 2010, 2011 and 2012, the charge-off on restructured loans amounted to ￦261 billion, ￦259 billion and ￦179 billion, respectively, of which ￦49 billion, ￦46 billion and ￦109 billion, respectively, were related to loans converted into equity securities as part of restructuring.

Credit Exposures to Companies in Workout, Court Receivership or Composition

Our credit exposures to restructuring are managed and collected by our Corporate Credit Collection Department. As of December 31, 2012, 0.4% of our total loans, or ￦868 billion (of which ￦695 billion was classified as nonaccrual and ￦173 billion was classified as accruing), was under restructuring. Restructuring of our credit exposures principally takes the legal form of workout, court receivership or composition.

Workout

Under the Corporate Restructuring Promotion Act, which was in effect from August 2007 to April 29, 2011, and became reinstated on May 19, 2011 to remain effective until December 31, 2013, all creditors to borrowers that are financial institutions are required to participate in a creditors’ committee. The Corporate Restructuring Promotion Act mandatorily applies to a wide range of financial institutions in Korea, which include commercial banks, insurance companies, asset management companies, securities companies, merchant banks, the Korea Deposit Insurance Corporation and the Korea Asset Management Corporation. Under this act, the approval of financial institution creditors holding not less than 75% of the total debt outstanding of a borrower is required for such borrower’s restructuring plan, including debt restructuring and provision of additional funds, which plan is binding on all the financial institution creditors of the borrower, provided that any financial institution creditor that disagrees with the final restructuring plan approved by the creditors’ committee has the right to request the creditors’ committee to purchase its claims at a mutually agreed price. In the event that the creditors’ committee and the dissenting financial institution creditor fail to come to an agreement, a mediation committee consisting of seven experts is set up to resolve the matter. There is a risk that these procedures may require us to participate in a plan we do not agree with or may require us to sell our claims at prices that we do not believe are adequate. With respect to any workout for which the lead creditor bank called for a meeting of the creditors’ committee while the old Corporate Restructuring Promotion Act was still effective, the procedures applicable to such creditors’ committee and the related workout remain subject to the old Corporate Restructuring Promotion Act until the suspension or conclusion of such workout, provided that such workout became subject to the procedures under the reinstated Corporate Restructuring Promotion Act as of its effective date, as opposed to the old Corporate Restructuring Promotion Act, even if such workout began while the old law was in effect. Under the reinstated Corporate Restructuring Promotion Act, if any of our borrowers becomes subject to corporate restructuring procedures, we may be forced to (i) restructure our credits pursuant to restructuring plans approved by other creditor financial institutions holding 75% or more of the total outstanding debt (and 75% or more of the total outstanding secured debt, if the restructuring plan includes the restructuring of existing secured debt) of the borrower or (ii) dispose of our credits to other creditors on unfavorable terms.

The total loan amount currently undergoing workout as of December 31, 2012 was ￦683 billion.

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

As of December 31, 2012, the total loan amount subject to composition proceedings was ￦185 billion. No loan amount was subject to court receivership.

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

Under the Debtor Rehabilitation and Bankruptcy Act, a qualified individual debtor with outstanding debts in an aggregate amount not exceeding threshold amounts of ￦500 million of unsecured debt and/or ￦1 billion of secured debt may restructure his or her debts through a court-supervised debt restructuring that is binding on creditors.

In 2008, in order to support consumer borrowers with low credit scores, the Financial Services Commission established the Credit Rehabilitation Fund to purchase from creditors the loans of such borrowers that are in default and to provide guarantees so that such loans may be refinanced at lower rates. The Credit Rehabilitation Fund provides support to (i) individuals with low credit scores who are in default on loans not exceeding ￦30 million in principal amount in the aggregate (which requirement will be waived for individuals who are “basic living welfare recipients”) for a period of three months or more and (ii) individuals with low credit scores ranging from category 7 to 10 who are in default on loans not exceeding ￦30 million in principal amount in the aggregate (which requirement will be waived for individuals who are basic living welfare recipients) and the interest rate of which is 20% or more. We did not sell any loans to the Credit Rehabilitation Fund in 2012.

In 2008, the Financial Supervisory Service requested Korean banks, including us, to establish a “fast track” program to provide liquidity assistance to small- and medium-sized enterprises on an expedited basis. Under the fast track program we established, which is effective until the end of 2013, we provided liquidity assistance to small- and medium-sized enterprise borrowers applying for such assistance, in the form of new short-term loans or maturity extensions or interest rate adjustments with respect to existing loans, after expedited credit review and approval by us.

In 2009, the Financial Services Commission requested Korean banks, including us, to establish a “pre-workout program,” including a credit counseling and recovery service, for retail borrowers with short-term outstanding debt. The pre-workout program is expected to be in operation until April 2013. Our pre-workout program is generally available to retail borrowers meeting all of the following requirements: (i) borrowings from at least two financial institutions not exceeding ￦500 million in the aggregate; (ii) payment default of more than 30 days but less than 90 days; (iii) all borrowings newly made within six months prior to the application for the pre-workout program not to exceed 30% of the applicant’s total outstanding borrowings; (iv) the annual aggregate amount of principal and interest payment obligations being 30% or more of the borrower’s annual income; (v) assets in possession of less than ￦600 million as calculated by the National Tax Service; and (vi) a person deemed by the pre-workout committee to be impaired in his or her ability to repay without a pre-workout arrangement due to layoff, unemployment, business closure, disaster or earnings loss. Retail borrowers who fail any of these requirements, have previously participated in the pre-workout program or have lost eligibility in the course of participating in a previous pre-workout program are ineligible to participate in the pre-workout program.

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

•

Interest rate adjustment: The interest rate of the loan may be adjusted to 70% of the original interest rate or 5% per annum, whichever is higher; provided that if the original interest rate is less than 5% per annum, no adjustment applies. The adjusted interest rate applies to the principal amount following any adjustment thereto as part of the pre-workout program, and no interest accrues on the interest already accrued or fees payable.

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

In 2010, 2011 and 2012, loans in the aggregate amounts of ￦70 billion, ￦70 billion and ￦60 billion were modified under Shinhan Bank’s pre-workout program, respectively. All such modified loans became beneficiaries of maturity extension and interest rate reductions, while a substantially limited portion of such loans also became beneficiaries of debt forgiveness and deferral.

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

The following table presents a breakdown of the gross amount of loans under restructuring as of December 31, 2010, 2011 and 2012 by our loan modification programs, as further categorized according to the loan category and performing versus nonperforming status.

	2010
Modification Programs	Non-performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	￦	20	￦	177	￦	197
Reduction of interest rate		155		241		396
Forgiveness of principal		—		—		—
Equity conversion		15		10		25
Additional lending(1)		3		233		236
Others(2)		51		370		421

Total	￦	244	￦	1,031	￦	1,275

	2011
Modification Programs	Non-performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	￦	43	￦	340	￦	383
Reduction of interest rate		40		213		253
Forgiveness of principal		—		1		1
Equity conversion		—		46		46
Additional lending(1)		1		97		98
Others(2)		63		165		228

Total	￦	147	￦	862	￦	1,009

	2012
Modification Programs	Non-performing		Performing		Total
	(In billions of Won)
Extension of due date for principal and interest	￦	4	￦	142	￦	146
Reduction of interest rate		90		322		412
Forgiveness of principal		—		—		—
Equity conversion		3		—		3
Additional lending(1)		—		179		179
Others(2)		51		77		128

Total	￦	148	￦	720	￦	868

Notes:

(1)	Represents additional loans provided to the borrower at favorable terms as part of the restructuring package, which may include extension of the due date or reduction of interest rate, among others.

(2)

Principally consists of restructured loans whose restructuring terms were not determined as of December 31, 2012. A loan is deemed to be subject to restructuring upon the commencement of the composition or court receivership proceedings or when the relevant creditors’ committee or our credit officer determines that the borrower will be subject to workout, and in many cases the restructuring terms for such loans are not determined at the time such loans are deemed to be subject to restructuring.

Debt-to-equity Conversion

We distinguish between loans that we consider to be collectible under modified terms and loans that we consider to be uncollectible regardless of any modification of terms. With respect to a loan that we consider to be uncollectible regardless of any modification of terms, we convert a portion of such loan into equity securities following negotiation with the borrower and charge off the remainder of such loan as further described below. The equity securities so converted are recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable. In 2012, we converted into equity securities restructured loans amounting to ￦109 billion, of which ￦84 billion was subsequently treated as charge-off and ￦25 billion was treated as the new cost basis of the equity securities.

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

Determination of Performance of Restructured Loans

In determining whether a borrower has satisfactorily performed under the previous terms of the loan, we principally review the payment history of the borrower, namely whether the borrower has been delinquent by one day or more pursuant to our general interest accrual policy. In determining whether a borrower has shown the capacity to continue to perform under the restructured terms, we primarily rely upon the assessment of our credit officers (or the creditors’ committee in the case of large corporate borrowers with significant outstanding loans) of the likelihood of the borrower’s ability to repay under the restructured terms, which assessment takes into account the size of the loans in question, the credit profile of the borrower, the original terms of the loans and other factors deemed relevant by the relevant credit officers. Depending on various factors such as the size of the loans in question and the credit profile of the borrower, we or the relevant creditors’ committee, as the case may be, sometimes engage an outside advisory firm to perform further due diligence in order to supplement the aforementioned assessment. In certain cases, the borrowers also submit self-help proposals to facilitate obtaining the approval for restructuring, which measures are then also taken into consideration by our credit officers or the relevant creditors’ committees, as the case may be, in determining their future capacity to continue to perform under the restructured terms.

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

Potential Problem Loans

During 2012, in order to enable a more systematic and real-time monitoring of loans with a significant potential of non-repayment, we implemented an “early warning system”. This system enables our management to determine potential problem loans to include all loans which have caused our management to have serious doubt as to the ability of the borrowers to comply with their respective loan repayment terms.

We classify potential problem loans as loans that are designed as “early warning loans” and reported to the Financial Services Commission. “Early warning loans” are extended to borrowers that have been (i) identified by our early warning system as exhibiting signs of credit risk based on the relevant borrower’s financial data, credit information and/or transactions with banks and, following such identification and (ii) designated by our loan officers as potential problem loans on their evaluation of known information about such borrowers’ possible credit problems. Such loans are required to be reported on a quarterly basis to the Financial Services Commission. If a borrower’s loans are designated as “early warning loans” pursuant to the process described above and included in our quarterly report to the Financial Services Commission, we consider such borrowers to have serious doubt as to their ability to comply with repayment terms in the near future. As of December 31, 2012, we had ￦1,691 billion of potential problem loans.

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

Under IFRS, a loan is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and if the loss event had a negative effect on the estimated future cash flows of that asset and can be estimated reliably. We consider, among others, the following loans to be impaired:

•	loans whose principal or interest amount is more than 90 days past due;

•	loans that by reason of non-performance becomes subject to write-off, charge-off, debt restructuring (including recovery proceedings and work-out) or bankruptcy;

•	loans to customers whose credit record shows past instances of delinquency, enforcement of guarantee or subrogation; and

•	loans to customers who become finally insolvent by an order to suspend settlement of personal checks, corporate checks or promissory note.

Loan loss allowances for corporate loans are established based on whether a particular loan is impaired. Corporate loans with relatively small balances are evaluated collectively for impairment as they are managed collectively.

— Loans individually identified for review and considered impaired

Consistent with the internal credit risk monitoring policies, we evaluate impaired loans with relatively large balances (typically more than ￦3 billion) individually for impairment. Loan loss allowances for these loans are generally established by discounting the estimated future cash flows (both principal and interest) we expect to receive using the loan’s effective interest rate. We consider the likelihood of all possible outcomes in determining our best estimate of expected future cash flows. Management consults closely with individual loan officers and reviews the cash flow assumptions used to ensure these estimates are valid.

We establish allowances for impaired corporate loans when the discounted cash flow of the loan is lower than its carrying amount. The allowance is equal to the difference between the discounted cash flow amount of the loan and its carrying amount.

We may also measure impairment by reference to the loan’s observable market price; however this information is not commonly available in Korea.

— Loans collectively evaluated for impairment

We also establish allowances for impaired corporate loans with relatively small balances (typically ￦3 billion or less). We manage these loans on a portfolio basis and therefore collectively evaluate them for impairment since it is impractical to analyze each such loan on an individual basis. The allowance for such loans is determined based on loss factors taking into consideration past performance of the portfolio, previous loan loss history and charge-off information.

In 2010, when we reported our financial results using U.S. GAAP, we identified loss factors through a migration model, which uses a statistical tool to monitor the progression of loans through different classifications and historical losses over a one year look-back period. Beginning in 2011, under IFRS, we use a statistical tool with longer look-back periods based on the discounted cash flow (“DCF”) model. For impaired corporate loans whose amounts are relatively small, we use the collective DCF model. Under the collective DCF model, cash flow projections for the relevant loans are not individually computed for each borrower, but are collectively computed for a group of loans sharing similar characteristics (for example, retail versus corporate, secured versus unsecured, and so forth), except that, when we discount the projected cash flow at the present value, we apply the interest rate effective prior to impairment specific to each borrower.

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

Retail Loans

We consider the following retail loans to be impaired for an individual assessment of impairment:

•	loans whose principal or interest amount is more than 90 days past due;

•	loans that by reason of non-performance becomes subject to write-off, charge-off, debt restructuring (including recovery proceedings and work-out) or bankruptcy;

•	loans to customers whose credit record shows past instances of delinquency, enforcement of guarantee or subrogation; and

•	loans to customers who become finally insolvent by an order to suspend settlement of personal checks, corporate checks or promissory note.

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

We consider a credit card or card loan to be delinquent if payment on such account is not received when first due and the amount outstanding is greater than ￦10,000. Our general policy is to be proactive in its collection procedures. We believe that card accounts which are in early stages of delinquency are easier to collect than those accounts which have been delinquent for a longer period of time and, therefore, we emphasize collections at an early stage of delinquency although we increase the level of collection efforts as the delinquency period increases with respect to the relevant account. Efforts to collect from cardholders whose account balances are up to 30 days past due are generally made by our credit support centers at Shinhan Card. Our credit support centers classify delinquent customers based upon three criteria: the expected level of difficulty in collection, the nature of the customer and the customer’s contribution to Shinhan Card’s profitability. By implementing collection activities tailored to each such category of customers, we seek to maximize efficiency in our collection efforts.

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

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) for all loans as of the dates indicated.

	Current		Past Due Up to 3 Months		Past Due 3-6 Months		Past Due More Than 6 Months		Total
As of December 31,	Amount	%	Amount	%	Amount	%	Amount	%	Amount
	(In billions of Won, except percentages)
2010	181,659	98.59	1,163	0.63	635	0.34	792	0.43	184,249
2011	192,120	98.50	1,519	0.77	597	0.31	819	0.42	195,055
2012	199,017	98.39	1,563	0.77	579	0.29	1,116	0.55	202,275

Non-Performing Loans

Non-performing loans are defined as loans past due by more than 90 days. The following table shows, as of the dates indicated, the amount of the total non-performing loan portfolio and as a percentage of our total loans.

	As of December 31,
	2010		2011		2012
	(In billions of Won, except percentages)
Total non-performing loans	￦	1,427	￦	1,416	￦	1,695
As a percentage of total loans		0.77%		0.73%		0.84%

Analysis of Non-Performing Loans

The following table sets forth, for the periods indicated, the total non-performing loans by the borrower type.

	As of December 31,
	2010					2011					2012
	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans
	(In billions of Won, except percentages)
Corporate
Corporate loans	￦	95,835	￦	816	0.85%	￦	98,598	￦	739	0.75%	￦	101,025	￦	769	0.76%
Public and other		2,771		8	0.29		4,930		8	0.16		3,107		9	0.29
Loans to banks		1,467		—	0.00		2,557		—	0.00		4,537		—	0.00
Lease financing		1,555		10	0.64		1,639		5	0.31		1,699		8	0.47

Total corporate		101,628		834	0.82		107,724		752	0.70		110,368		786	0.71

Retail
Mortgage and home equity		40,073		30	0.07		44,399		55	0.12		46,128		60	0.13
Other retail		24,901		102	0.41		25,052		164	0.65		27,925		315	1.13

Total retail		64,974		132	0.20		69,451		219	0.31		74,053		375	0.51

Credit cards		17,647		461	2.61		17,880		445	2.49		17,854		534	2.99

Total	￦	184,249	￦	1,427	0.77%	￦	195,055	￦	1,416	0.73%	￦	202,275	￦	1,695	0.84%

Note:

(1)

Includes unsecured retail loans and credit card loans past due by more than six months. The number of days past due of restructured credit card loans is calculated from the first date of non-payment regardless of subsequent modification of terms.

Non-Performing Loans by Industry

The following table sets forth a breakdown of our non-performing corporate loans by industry as of December 31, 2012.

Industry	Aggregate Non-Performing Corporate Loan Balance		Percentage of Total Non-Performing Corporate Loan Balance
	(In billions of Won)		(Percentages)
Real estate, leasing and service	￦	362	46.07%
Construction		110	13.99
Manufacturing		94	11.96
Retail and wholesale		48	6.11
Transportation, storage and communication		38	4.83
Hotel and leisure		21	2.67
Finance and insurance		6	0.76
Other service(1)		60	7.63
Other(2)		47	5.98

Total	￦	786	100.00%

Notes:

(1)	Includes other service industries such as publication, media and education.

(2)	Includes other industries such as agriculture, forestry, mining, electricity and gas.

Top 20 Non-Performing Loans

As of December 31, 2012, our 20 largest non-performing loans accounted for 25.84% of our total non-performing loan portfolio. The following table shows, at the date indicated, certain information regarding our 20 largest non-performing loans.

		As of December 31, 2012
		Industry	Gross Principal Outstanding	Allowance for Loan Losses
		(In billions of Won)
1	Borrower A	Real estate, leasing and service	116	26
2	Borrower B	Real estate, leasing and service	71	54
3	Borrower C	Real estate, leasing and service	33	5
4	Borrower D	Real estate, leasing and service	23	8
5	Borrower E	Manufacturing	22	—
6	Borrower F	Real estate, leasing and service	20	18
7	Borrower G	Construction	18	1
8	Borrower H	Real estate, leasing and service	18	—
9	Borrower I	Construction	17	3
10	Borrower J	Construction	14	—
11	Borrower K	Construction	12	2
12	Borrower L	Other service	11	—
13	Borrower M	Construction	9	—
14	Borrower N	Real estate, leasing and service	9	—
15	Borrower O	Other service	9	—
16	Borrower P	Transportation, storage, and communication	8	5
17	Borrower Q	Construction	8	—
18	Borrower R	Real estate, leasing and service	7	3
19	Borrower S	Transportation, storage, and communication	7	—
20	Borrower T	Real estate, leasing and service	6	3

			438	128

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

In order to promote speedy recovery on loans subject to foreclosures and litigation, the branch responsible for handling these loans may transfer them to the relevant unit at headquarters.

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

In 2012, we sold non-performing loans in the amount of ￦106 billion to third parties and transferred ￦195 billion to the United PF 1st Recovery Private Equity Fund. See “Item 3.D. Risk Factors — Other Risks Relating to Us — The Korean government may encourage targeted lending to and investment in certain sectors in furtherance of policy initiatives, and we may take this factor into account.” These loans met the criteria of true sale and were derecognized accordingly.

The following table presents a roll-forward of our nonperforming loans in 2012.

	(In billions of Won)
Non-performing loans as of December 31, 2011	￦	1,416

Additional non-performing loans due to delinquency		1,256
Loans sold		(106)
Loans charged off		(648)
Loans modified and returned to performing		(15)
Other adjustments(1)		(208)

Non-performing loans as of December 31, 2012	￦	1,695

Note:

(1)

Represents loans paid down or paid off and loans returned to performing otherwise than as a result of modification. We do not separately collect and analyze data relating to non-performing loans other than those that were sold, charged off, modified and returned to performing, or transferred to held-for-sale investment portfolio.

Allocation of Allowance for Loan Losses

The following table presents, as of the dates indicated, the allocation of our loan loss allowance by loan type.

	As of December 31,
	2010			2011			2012
	Amount		Loans as % of Total Loans	Amount		Loans as % of Total Loans	Amount		Loans as % of Total Loans
	(In billions of Won, except percentages)
Corporate
Corporate loans	￦	1,923	67.43%	￦	1,634	63.41%	￦	1,694	60.64%
Public and other		15	0.53		19	0.74		14	0.50%
Loan to banks		32	1.12		13	0.50		11	0.39%
Lease financing		17	0.60		14	0.54		33	1.18%

Total corporate		1,987	69.68		1,680	65.19		1,752	62.71%

Retail
Mortgages and home equity		17	0.60		19	0.74		23	0.82%
Other retail		178	6.24		202	7.84		274	9.82%

Total retail		195	6.84		221	8.58		297	10.64%

Credit cards		670	23.48		676	26.23		744	26.65%

Total allowance for loan losses	￦	2,852	100.00%	￦	2,577	100.00%	￦	2,793	100.00%

Analysis of the Allowance for Loan Losses

The following table presents an analysis of our loan loss experience for each of the years indicated.

	2010		2011		2012
	(In billions of Won, except percentages)
Balance at the beginning of the period	￦	3,114	￦	2,852	￦	2,577
Amounts charged against income		1,301		864		1,325
Gross charge-offs:
Corporate:
Corporate loans		1,292		960		846
Public and other		19		1		1
Loan to banks		—		—		—
Lease financing		18		14		19
Retail:
Mortgage and home equity		25		1		4
Other retail		76		80		130
Credit cards		429		447		486

Total gross charge-offs		1,859		1,503		1,486

Recoveries:
Corporate:
Corporate loans		83		75		78
Public and other		—		—		6
Loan to banks		—		—		—
Lease financing		1		2		2
Retail:
Mortgage and home equity		2		6		—
Other retail		52		37		32
Credit cards		327		283		257
Total recoveries		465		403		375

Other		(169)		(39)		2
Net charge-offs		(1,563)		(1,139)		(1,109)

Balance at the end of the period	￦	2,852	￦	2,577	￦	2,793

Ratio of net charge-offs during the period to average loans outstanding during the period		1.06%		0.78%		0.75%

Loan Charge-offs

Our gross charge-offs decreased from ￦1,859 billion in 2010 to ￦1,503 billion in 2011 and ￦1,486 billion in 2012 primarily due to a decrease in charge-off for retail loans and credit card loans as a result of a slowdown in the deterioration in asset quality in 2011 as compared to 2010 and 2012 as compared to 2011.

In 2012, the charge-off on restructured loans amounted to ￦179 billion, of which ￦109 billion was related to loans converted into equity securities as part of restructuring. With respect to a loan that we consider to be uncollectible regardless of any modification of terms, we convert a portion of such loan into equity securities following negotiation with the borrower and charge off the remainder of such loan as previously discussed in “— Troubled Debt Restructurings — Charge-off of Loans Subject to Restructuring.” The equity securities so converted are recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable.

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

Procedure for Charge-off Approval

An application for Shinhan Bank’s loans to be charged off is submitted by the relevant branch to the Corporate Credit Collection Department in the case of corporate loans and foreign branches, and the Consumer Credit Collection Department in the case of retail loans. An application for charge-off is generally submitted immediately after the relevant loan becomes 180 days past due. The General Manager in charge of review evaluates the application. The General Manager of Audit and Examination Department conducts review of compliance with our internal procedures for charge-offs, and if the review is satisfactory, requests approval from the President of Shinhan Bank. As for Shinhan Card, it generally charges off receivables that are 180 days past due following internal review.

Treatment of Loans Charged-off

Once loans are charged off, they are derecognized from our statements of financial position. We continue collection efforts in respect of these loans through third-party collection agencies including the Korea Asset Management Corporation and Shinhan Credit Information.

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

Our investments in securities are subject to a number of regulatory guidelines, including limitations prescribed under the Financial Holding Companies Act and the Banking Act. Generally, a financial holding company is prohibited from acquiring more than 5% of the total issued and outstanding shares of another company (other than its direct and indirect subsidiaries). Furthermore, under these regulations, Shinhan Bank must limit its investments in shares and securities with a maturity in excess of three years (other than monetary stabilization bonds issued by the Bank of Korea and national government bonds) to 60.0% of the sum of Tier I and Tier II capital (less any deductions) of Shinhan Bank. Generally, Shinhan Bank is also prohibited from acquiring more than 15.0% of the shares with voting rights issued by any other corporation (other than for the purpose of establishing or acquiring a subsidiary). Further information on the regulatory environment governing our investment activities is set out in “— Supervision and Regulation — Principal Regulations Applicable to Banks — Restrictions on Investments in Property,” “— Principal Regulations Applicable to Banks — Restrictions on Shareholdings in Other Companies,” “— Principal Regulations Applicable to Financial Holding Companies — Liquidity” and “— Principal Regulations Applicable to Financial Holding Companies — Restrictions on Shareholdings in Other Companies.”

Book Value and Market Value

The following table sets out the book value and market value of investments in our investment portfolio as of the dates indicated.

	As of December 31, 2010				As of December 31, 2011				As of December 31, 2012
	Book Value		Market Value		Book Value		Market Value		Market Value		Market Value
	(In billions of Won)
Financial assets designated at fair value
Marketable equity securities	￦	722	￦	722	￦	1,361	￦	1,361	￦	1,732	￦	1,732
Debt securities:
Korean treasury and governmental agencies		69		69		88		88		88		88
Debt securities issued by financial institutions		161		161		110		110		175		175
Corporate debt securities		179		179		242		242		591		591
Debt securities issued by foreign government		31		31		—		—		—		—
Mortgage-backed and asset-backed securities		6		6		—		—		—		—
Others		1,040		1,040		—		—		—		—

Total — Fair Value Through Profit and Loss		2,208		2,208		1,801		1,801		2,586		2,586

Available-for-sale securities
Marketable equity securities		7,204		7,204		5,038		5,038		5,015		5,015
Debt securities:
Korean treasury and governmental agencies		6,114		6,114		4,612		4,612		5,052		5,052
Debt securities issued by financial institutions		8,996		8,996		13,690		13,690		13,750		13,750
Corporate debt securities		6,742		6,742		10,046		10,046		11,634		11,634
Debt securities issued by foreign government		—		—		218		218		394		394
Mortgage-backed and asset-backed securities		396		396		503		503		483		483

Total — Available-for-sale		29,452		29,452		34,107		34,107		36,328		36,328

Held-to-maturity securities
Debt securities:
Korean treasury and governmental agencies		6,218		6,444		5,780		6,076		5,612		6,003
Debt securities issued by financial institutions		2,327		2,396		2,064		2,162		1,700		1,758
Corporate debt securities		3,846		3,960		3,887		3,978		4,182		4,358
Debt securities issued by foreign government		—		—		90		90		104		104
Mortgage-backed and asset-backed securities		138		141		73		74		60		61

Total — Held-to-maturity		12,529		12,941		11,894		12,380		11,658		12,284

	As of December 31, 2010				As of December 31, 2011				As of December 31, 2012
	Book Value		Market Value		Book Value		Market Value		Market Value		Market Value
	(In billions of Won)
Trading Securities
Marketable equity securities		922		922		1,988		1,988		2,334		2,334
Debt securities:
Korean treasury and governmental agencies		680		680		698		698		832		832
Financial institutions		3,220		3,220		2,994		2,994		4,405		4,405
Corporations		4,415		4,415		5,843		5,843		5,868		5,868
Mortgage-backed and asset-backed securities		22		22		90		90		141		141
Debt securities issued by foreign governments		—		—		—		—		2		2
Other trading assets		153		153		341		341		438		438
Total — Trading		9,412		9,412		11,954		11,954		14,020		14,020

Total securities	￦	53,601	￦	54,013	￦	59,756	￦	60,242	￦	64,592	￦	65,218

Maturity Analysis

The following table categorizes our securities by maturity and weighted average yield as of December 31, 2012.

	As of December 31, 2012
	1 Year or Less			Over 1 but within 5 Years			Over 5 but within 10 Years			Over 10 Years			Total
	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)
	(In billions of Won, except percentages)
Financial assets designated at fair value:
Korean treasury securities and government agencies	￦	36	2.78%	￦	52	2.84%	￦	—	0.00%	￦	—	0.00%	￦	88	2.82%
Debt securities issued by financial institutions		70	2.95%		105	3.10%		—	0.00%		—	0.00%		175	3.04%
Corporate debt securities		95	3.33%		496	3.14%		—	0.00%		—	0.00%		591	3.18%

Total		201	3.10%		653	3.10%			0.00%		—	0.00%		854	2.60%

Available-for-sale securities:
Korean treasury securities and government agencies	￦	537	5.52%	￦	2,919	3.35%	￦	1,473	3.51%	￦	123	3.34%	￦	5,052	3.63%
Debt securities issued by financial institutions		7,323	3.30%		5,554	3.40%		783	3.77%		90	6.35%		13,750	3.39%
Corporate debt securities		2,446	3.86%		8,181	3.77%		895	3.79%		112	3.41%		11,634	3.79%
Debt securities issued by foreign governments		127	7.12%		252	6.99%		3	5.02%		12	4.99%		394	6.95%
Mortgage-backed securities and asset-backed securities		149	2.48%		239	3.45%		95	3.67%		—	0.00%		483	3.20%

Total		10,582	3.58%		17,145	3.62%		3,249	3.65%		337	4.23%		31,313	3.62%

	As of December 31, 2012
	1 Year or Less			Over 1 but within 5 Years			Over 5 but within 10 Years			Over 10 Years			Total
	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)
	(In billions of Won, except percentages)
Held-to-maturity securities:
Korean treasury securities and government agencies		945	4.96%		3,258	4.79%		692	4.97%		717	3.32%		5,612	4.65%
Debt securities issued by financial institutions		575	3.44%		769	2.99%		266	3.60%		90	3.02%		1,700	3.24%
Corporate debt securities		736	4.55%		2,579	3.64%		427	3.25%		440	3.44%		4,182	3.74%
Debt securities issued by foreign governments		11	10.74%		52	3.90%		41	2.37%		—	0.00%		104	4.01%
Mortgage-backed securities and asset-backed securities		—	0.00%		—	0.00%		20	3.37%		40	3.32%		60	3.34%

Total		2,267	4.47%		6,658	4.13%		1,446	4.12%		1,287	3.34%		11,658	4.11%

Trading securities:
Korean treasury securities and government agencies		185	2.76%		525	2.88%		73	2.17%		49	3.24%		832	2.81%
Debt securities issued by financial institutions		2,803	2.79%		1,559	2.84%		—	0.00%		43	3.45%		4,405	2.81%
Corporate debt securities		4,738	3.09%		1,010	3.40%		77	3.60%		43	3.81%		5,868	3.15%
Debt securities issued by foreign governments		—	0.00%		—	0.00%		2	3.30%		—	0.00%		2	3.30%
Mortgage-backed securities and asset-backed securities		112	3.05%		29	3.17%		—	0.00%		—	0.00%		141	3.07%

Total		7,838	2.97%		3,123	3.03%		152	2.91%		135	3.50%		11,248	2.99%

Total	￦	20,888		￦	27,579		￦	4,847		￦	1,759		￦	55,073

Note:

(1)	The weighted-average yield for the portfolio represents the yield to maturity for each individual security, weighted using its amortized cost.

Concentrations of Risk

The following table provides securities held by us whose aggregate book value exceeded 10% of our stockholders’ equity as of December 31, 2012, which was ￦2,878 billion as of such date.

	As of December 31, 2012
	Book Value		Fair Value
	(In billions of Won)
Name of issuer:
Ministry of Strategy and Finance	￦	8,139	￦	8,386
The Bank of Korea	￦	4,628	￦	4,628
Korea Development Bank	￦	3,137	￦	3,165
Korea Finance Corporation	￦	3,028	￦	3,034
Industrial Bank of Korea	￦	2,888	￦	2,894

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

The following table sets forth our credit-related commitments and guarantees as of the dates indicated.

	As of December 31,
	2010		2011		2012
	(In billions of Won)
Commitments to extend credit	￦	66,009	￦	65,822	￦	70,792
Commercial letters of credit		4,276		3,859		3,115
Other(1)		27,361		28,017		29,272

Total	￦	97,646	￦	97,698	￦	103,179

Note:

(1)	Consists of financial guarantees, performance guarantees, liquidity facilities to special purpose entities, acceptances, guarantee on trust accounts and endorsed bills.

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

We also have guarantees that are recorded on our statements of financial position at their fair value at inception which are amortized over the life of the guarantees. Such guarantees generally include standby letters of credit, other financial and performance guarantees and liquidity facilities to special purpose entities. Standby letters of credit are irrevocable obligations to pay third-party beneficiaries when our customers fail to repay loans or debt instruments, which are generally in foreign currencies. A substantial portion of these standby letters of credit are secured by collateral, including trade-related documents. Other financial and performance guarantees are irrevocable assurances that we will pay beneficiaries if our customers fail to perform their obligations under certain contracts. Liquidity facilities to special purpose entities are irrevocable commitments to provide contingent liquidity credit lines to special purpose entities established by our customers in the event that a triggering event such as shortage of cash occurs.

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

The following shows, as of December 31, 2012, the gross notional or contractual amounts of derivatives held or issued for (i) trading and (ii) nontrading that qualify for hedge accounting.

	As of December 31, 2012
	Underlying Notional Amount(1)		Estimated Fair Value Assets		Estimated Fair Value Liabilities
	(In billions of Won)
Trading:
Foreign exchange derivatives:
Future and forward contracts	￦	32,580	￦	511	￦	611
Swaps		11,790		362		257
Options		388		25		—

Sub-total		44,758		898		868

Interest rate derivatives:
Future and forward contracts		631		—		—
Swaps		91,314		695		593
Options		5,777		24		33

Sub-total		97,722		719		626

Credit derivatives:
Swaps		166		1		1

Sub-total		166		1		1

Equity derivatives:
Swaps and forward contracts		3,092		182		46
Options		6,477		91		163
Future contracts		161		—		—

Sub-total		9,730		273		209

Commodity derivatives:
Swaps and forward contracts		467		6		5
Options		77		1		—
Future contracts		282		5		2

Sub-total		826		12		7

Total	￦	153,202	￦	1,903	￦	1,711

Nontrading:
Hedge accounting:
Foreign exchange derivatives:
Swaps	￦	1,849	￦	1	￦	100
Future and forward contracts		3		—		—
Interest rate derivatives:
Swaps		8,485		262		90

Total	￦	10,337	￦	263	￦	190

Note:

(1)	Notional amounts in foreign currencies were converted into Won at prevailing exchange rates as of December 31, 2012.

Funding

We obtain funding from a variety of sources, both domestic and foreign. Our principal source of funding is customer deposits obtained from our banking operations, and we from time to time issue equity and debt securities, including preferred shares. In addition, our subsidiaries acquire funding through call money, borrowings from the Bank of Korea, other short-term borrowings, corporate debentures and other long-term debt, including debt and equity securities issuances, asset-backed securitizations and repurchase transactions, to complement, or if necessary, replace funding through customer deposits. For further details relating to funding by us and our subsidiaries, see “Item 5.B. Liquidity and Capital Resources.”

Deposits

Although the majority of our bank deposits are short-term, the majority of our depositors have historically rolled over their deposits at maturity, providing our banking operation with a stable source of funding.

The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated.

	2010			2011			2012
	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid
	(In billions of Won, except percentages)
Interest-bearing deposits:
Demand deposits	￦	15,905	0.70%	￦	16,517	0.72%	￦	17,233	0.68%
Savings deposits		33,655	0.98		34,234	0.98		35,487	1.00
Time deposits		93,385	3.50		99,654	3.61		109,743	3.63
Other deposits		4,884	4.58		3,513	3.71		1,875	3.26

Total interest-bearing deposits	￦	147,829	2.66%	￦	153,918	2.72%	￦	164,338	2.75%

Note:

(1)	Average balances are based on (a) daily balances of Shinhan Bank and (b) quarterly balances for other subsidiaries.

For a breakdown of deposit products, see “— Our Principal Activities — Deposit-taking Activities,” except that cover bills sold are reflected on short-term borrowings and securities sold under repurchase agreements are reflected as secured borrowings.

Certificates of Deposit and Other Time Deposits

The following table presents the balance and remaining maturities of certificates of deposit and other time deposits which had a fixed maturity in excess of ￦100 million or more as of December 31, 2012.

	As of December 31, 2012
	Certificates of Deposit		Other Time Deposits		Total
	(In billions of Won)
Maturing within three months	￦	505	￦	26,141	￦	26,646
After three but within six months		169		9,228		9,397
After six but within 12 months		230		38,926		39,156
After 12 months		226		5,743		5,969

Total	￦	1,130	￦	80,038	￦	81,168

A majority of our certificates of deposit accounts and other time deposits issued by our foreign offices is in the amount of US$100,000 or more.

Short-term Borrowings

The following table presents information regarding our short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated.

	2010								2011								2012
	Balance Out- standing		Average Balance Out- standing(1)		Highest Balances at Any Month- end		Weighted Average Interest Rate(2)	Year-end Interest Rate	Balance Out- standing		Average Balance Out- standing(1)		Highest Balances at Any Month- end		Weighted Average Interest Rate(2)	Year- end Interest Rate	Balance Out- standing		Average Balance Out- standing(1)		Highest Balances at Any Month- end		Weighted Average Interest Rate(2)	Year-end Interest Rate
	(In billions of Won, except for percentages)
Borrowings from
Bank of Korea(3)	￦	996	￦	1,321	￦	1,638	1.06%	0.10-1.75%	￦	1,029	￦	1,046	￦	1,240	1.18%	0.10-1.50%	￦	1,510	￦	1,159	￦	1,510	1.20%	0.10-1.50%
Call money		1,334		1,649		2,484	3.07	0.15-2.80		1,309		2,212		2,013	4.93	0.14-3.55		1,089		2,402		2,861	4.50	0.07-9.00
Other short-term borrowings(4)		10,727		6,502		13,794	0.74	0.57-10.00%		11,508		7,430		12,022	1.14	0.60-9.26%		9,376		6,965		12,026	1.63	0.00-14.00%

	￦	13,057	￦	9,472	￦	17,916	1.19%		￦	13,846	￦	10,688	￦	15,275	1.93%		￦	11,975	￦	10,526	￦	16,397	2.24%

Notes:

(1)	Average balances are based on (a) daily balances of Shinhan Bank and (b) quarterly balances for other subsidiaries.

(2)	Weighted-average interest rates are calculated by dividing the total interest expenses by the average amount borrowed.

(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings in foreign currencies.

(4)	Other short-term borrowings included borrowings from trust accounts, bills sold, borrowings in domestic and foreign currencies.

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

We believe that our risk management system has been instrumental to building our reputation as a well-managed and prudent financial service provider and withstanding various external shocks. In particular, during the global financial crisis of 2008-2009, we believe our risk management provided effective early warning signals which helped us to proactively reconfigure our asset portfolio and substantially reduce our exposure to troubled debtors and thereby avoid what could have been a substantially greater credit loss during such crisis and we are carefully upgrading and refining our risk management system in the face of ongoing economic difficulties in Europe and elsewhere.

In particular, our group-wide risk management is guided by the following core principles:

•	carrying out all business activities within the prescribed risk tolerance levels and prudently balancing profitability and risk management;

•	standardizing risk management process and monitoring compliance on a group-wide level;

•	operating a risk management decision making system with active participation by management;

•	creating and operating a risk management organization independent of business activities;

•	operating a performance management system that enhances clear identification of risks when making business decisions;

•	aiming to achieve preemptive and practical risk management; and

•	prudent preparation for known and unknown contingencies.

We take the following steps to implement the foregoing risk management principles:

•

risk capital management — Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that we can maintain an appropriate level of risk capital. As part of our risk capital management, we and our subsidiaries have adopted and maintain various risk planning processes and reflect such risk planning in our business and financial planning. We also maintain a risk limit management system to ensure that risks in our business do not exceed prescribed limits.

•

risk monitoring — We are currently installing a multidimensional risk monitoring system under which we, on a periodic basis, proactively and preemptively review risks that may impact our overall operations. Currently, each of our subsidiaries is required to report to the holding company any factors that could have a material impact on the group-wide risk management, and the holding company reports to our chief risk officer and other members of our senior management the results of risk monitoring weekly, monthly and on an ad hoc basis as needed. In addition, we perform preemptive risk management through a “risk dashboard system” under which we closely monitor any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of our subsidiaries, and to the extent such monitoring yields any warning signals, we promptly analyze the causes and, if necessary, formulate and implement actions in response to these warning signals.

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

•

crisis management — We maintain a group-wide risk management system to detect the early warnings signals of any crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure our survival as a going concern. Each of our subsidiaries maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the occurrence of any such contingency, is required to respond according to a prescribed contingency plan. At the holding company level, we maintain and install a crisis detection and response system which is applied consistently group-wide, and upon the occurrence of an “imminent crisis” or “crisis” event at a subsidiary level, we directly take charge of the situation so that we manage it on a concerted group-wide basis.

Organization

Our risk management system is organized along the following hierarchy: from the top and at the holding company level, the Group Risk Management Committee, the Group Risk Management Council, the Group Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees, the Chief Risk Officer and the Risk Management Team of the relevant subsidiary. The Group Risk Management Committee, which is under the supervision of our holding company’s board of directors, sets the basic group-wide risk management policies and strategies. Our Group Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of our subsidiaries. Each of our subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the group-wide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the group-wide guidelines. We also have the Group Risk Management Team, which supports our Chief Risk Officer in his or her risk management and supervisory role.

In order to maintain the group-wide risk at an appropriate level, we use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of our subsidiaries, and the Risk Management Committee and the Risk Management Working Committee of each of our subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more detail by type of risk and type of product for each department and division within such subsidiary. Further details follow.

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

•	Group Risk Management Council — Comprised of the Group Chief Risk Officer, Group Risk Management Team head, and Chief Risk Officers of each of our subsidiaries, the Group Risk

Management Council provides a forum for risk management executives from each subsidiary to discuss our group-wide risk management guidelines and strategy in order to maintain consistency in the group-wide risk policies and strategies.

•

Group Chief Risk Officer — The Group Chief Risk Officer aids the Group Risk Management Committee by implementing the risk policies and strategies as well as ensuring consistency of risk management systems among our subsidiaries. Furthermore, the Group Chief Risk Officer evaluates the Chief Risk Officers of each subsidiary in addition to monitoring the risk management practices of each subsidiary.

•	Group Risk Management Team — This team provides support and assistance to the Group Chief Risk Officer in carrying out his responsibilities.

At the subsidiary level:

•

Risk Management Committee — In order to maintain the group-wide risk at an appropriate level, we have established a hierarchical risk limit system where the Group Risk Management Committee establishes risk limits for us and our subsidiaries, and each of our subsidiaries establishes and manages risk limits in more detail by type of risk and type of product for each department and division within such subsidiary. In accordance with the group risk management policies and strategies, the risk management committee at the subsidiary level establishes its own risk management policies and strategies in more detail and the respective risk management department implements those policies and strategies.

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

Major policies for Shinhan Bank’s credit risk management, including Shinhan Bank’s overall credit risk management plan and credit policy guidelines, are determined by the Credit Policy Committee of Shinhan Bank, the executive decision-making body for management of credit risk. The Credit Policy Committee is headed by the Chief Risk Officer, and also comprises of the Chief Credit Officer, the heads of each business unit and the head of the Credit Risk Department. In order to separate the loan approval functions from credit policy decision-making, Shinhan Bank has a Credit Review Committee that performs credit review evaluations, which focus on improving the asset quality and profitability from the loans being made, and operates separately from the Credit Policy Committee. Both the Credit Policy Committee and the Credit Review Committee make decisions by a vote of two-thirds or more of the attending members of the respective committees, which must constitute at least two-thirds of the respective committee members to satisfy the respective quorum.

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

For mortgage and home equity loans and loans secured by real estate, Shinhan Bank evaluates the value of the real estate offered as collateral using a proprietary database, which contains information about real estate values throughout Korea. In addition, Shinhan Bank uses up-to-date information provided by third parties regarding the real estate market and property values in Korea. While Shinhan Bank uses internal staff from the processing centers to appraise the value of the real estate collateral, Shinhan Bank also hires certified appraisers to review the appraisal value of real estate collateral that have an appraisal value exceeding ￦5 billion, as initially determined by the processing centers. Shinhan Bank also reevaluates internally, on a summary basis, the appraisal value of collateral at least every year.

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

Loan Approval Process

Loans are generally approved after evaluations and approvals by the relationship manager at the branch level as well as the committee of the applicable business unit at Shinhan Bank. The approval limit for retail loans is made based on Shinhan Bank’s automated credit scoring system. In the case of large corporate loans, approval limits are also reviewed and approved by a Credit Officer at the headquarter level. Depending on the size and the importance of the loan, the approval process is further reviewed by the Credit Officer Committee or the Chief Credit Officer Committee. If the loan is considered significant or the amount exceeds the discretion limit of the Chief Credit Officer Committee, further evaluation is made by the Credit Review Committee, which is Shinhan Bank’s highest decision-making body in relation to credit approval. The Credit Review Committee’s evaluation and approval of loan limits vary depending on the credit ratings of the borrowers as determined by Shinhan Bank’s internal credit rating system. For example, for borrowers with a credit rating of B-, the Credit Review Committee evaluates and approves unsecured loans in excess of ￦10 billion and secured loans in excess of ￦15 billion, whereas for borrowers with a credit rating of AAA, the Credit Review Committee evaluates and approves unsecured loans in excess of ￦40 billion and secured loans in excess of ￦90 billion. Meetings to approve applications for large-sized loans whose principal amounts exceed prescribed levels set by the Credit Review Committee are held twice a week.

The chart below summarizes the credit approval process of our banking operation. The Chief Credit Officer and the Head of Business Division do not make individual decisions on loan approval, but are part of the decision-making process at the group level.

The reviewer at each level of the review process may in its discretion approve loans up to a maximum amount per loan assigned to such level. The discretionary loan approval limit for each level of the loan approval process takes into account the total amount of loans extended to the borrower, the credit level of the applicant based on credit review, the existence and value of collateral and the level of credit risk established by the credit rating system. The discretionary loan amount approval limit ranges from ￦30 million for unsecured retail loans with a credit rating of B-, which are subject to approvals by the retail branch manager, to ￦90 billion for secured loans with a credit rating of AAA, which are subject to approvals by the Chief Credit Officer Committee. Any loans exceeding the maximum discretionary loan amount approval limit must be approved by the Credit Review Committee.

Credit Review and Monitoring

Shinhan Bank continually reviews and monitors existing credit risks primarily with respect to borrowers. In particular, Shinhan Bank’s automated early warning system conducts daily examination for borrowers using over 174 financial and non-financial factors, and the relationship manager and the credit officer must conduct periodic loan review and report to independent loan review team which analyzes in detail the results and adjusts credit rating accordingly. Based on these reviews, Shinhan Bank adjusts a borrower’s credit rating, credit limit, applied interest rates and credit policies. In addition, the group credit rating of the borrower’s group, if applicable, may be adjusted following a periodic review of the main debtor groups, mostly comprised of chaebols, as identified by the Governor of the Financial Supervisory Service based on their outstanding credit exposures, of which 34 were identified as such as of December 31, 2012. Shinhan Bank also continually reviews other factors, such as industry-specific conditions for the borrower’s business and its domestic and overseas asset base and operations, in order to ensure that the assigned ratings are appropriate. The Credit Review Department provides credit review reports, independent of underwriting, to Chief Risk Officer on a monthly basis.

The early warning system performs daily checks automatically for borrowers to whom Shinhan Bank has more than ￦2 billion of exposure. The relationship manager and the Credit Officer monitor those borrowers, and then the Credit Review Department further reviews the results of such monitoring. In addition, Shinhan Bank carries out a planned review of each borrower in accordance with changing credit risk factors based on changing economic environment. The results of such planned review are continually reported to the Chief Risk Officer of Shinhan Bank.

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

Pursuant to the foregoing credit review and monitoring procedures and in order to promptly prevent deterioration of loan qualities, Shinhan Bank classifies potentially problematic borrowers into (i) borrowers that show early warning signals, (ii) borrowers that require precaution, (iii) borrowers that require observation and (iv) normal borrowers, and treats them differentially accordingly.

In order to curtail delinquency among corporate customers, Shinhan Bank has taken primarily the following measures: (i) adoption of a systematic approach in monitoring borrowers with sizable outstanding loans, (ii) heightened monitoring of borrowers with bad credit history and/or belonging to troubled industries, and (iii) assignment of industry-specific lending caps, as adjusted for whether specific industries are particularly sensitive to general business cycles and/or are troubled at a given time.

Systematic monitoring of borrowers with sizable outstanding loans. Shinhan Bank currently applies a heightened monitoring system to corporate borrowers with outstanding loans (other than guaranteed loans and loans secured by specified types of collaterals such as deposits with us or letters of credit) in the aggregate amount of ￦1 billion or more and borrowers with net outstanding loans (i.e., the outstanding loan amount minus the fair value of collaterals (other than as aforesaid) securing such loans) in the aggregate amount of ￦0.5 billion or more. Under this monitoring system, each such borrower is assigned one of the following ratings:

•	“Normal borrower” — a borrower with a credit rating of B- or above that are deemed to carry a low risk of default;

•	“Borrower that requires observation” — a borrower that carries some risk of potential default and therefore requires periodic monitoring to detect any elevation of such risk;

•

“Borrower that requires precaution” — a borrower with an elevated risk of default and therefore requires detailed reassessment of the credit quality of such borrower and precaution in extending any further loans;

•	“Borrower with early warning signs” — a borrower with a high level of default risk; and

•	“Problematic or reorganized borrower” — a borrower currently in default and either subject to workout or restructuring or showing no signs of recovery.

A periodic monitoring of the foregoing borrowers is carried out at intervals depending on the borrower’s credit rating (for example, every 12 months for “normal” borrowers with a credit rating of AAA to A-, every nine months for “normal” borrowers with a credit rating of BBB+ to BBB-, every six months for a credit rating of BB+ to B- and every three months for borrowers with a credit rating of CCC or below and borrowers not deemed to be “normal”). In addition, the loan reviewer may request more frequent monitoring if the borrower is showing signs of deteriorating credit quality. For borrowers with outstanding loan amounts of ￦2 billion or more, Shinhan Bank also monitors the revenues and earnings of such borrower on a quarterly basis within 10 weeks of the quarter ends.

Heightened monitoring of borrowers with bad credit history and/or belonging to troubled industries. In addition to the systematic monitoring discussed above, Shinhan Bank also carries out additional monitoring for borrowers that, among others, (i) are rated as “requiring observation” or “requiring precaution” or “with early warning signs” as noted above, (ii) have prior history of delinquency or restructuring, or (iii) have borrowings that are classified as substandard or below. Based on the heightened monitoring of these borrowers, Shinhan

Bank adjusts contingency planning as to how the overall asset quality of a specific industry should change for each phase of the business cycle, how it should limit or reduce its exposure to such borrowers, and how our group-wide delinquency and nonperforming ratio would change, among others.

Assignment of industry-specific lending caps. Shinhan Bank currently classifies loans to corporate borrowers by industry, and cap the aggregate amount of loans to each industry, which amount varies depending on the respective industry forecasts and industry-specific loan default rates, among other factors. By doing so, Shinhan Bank seeks to avoid concentration of loans in risky industries and subject loans to risky industries to heightened monitoring and risk management.

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

Credit Card Approval Process

Shinhan Card uses an automated credit scoring system to approve credit card applications or credit card authorizations. The credit scoring system is divided into two sub-systems: the behavior scoring system and the application scoring system. The behavior scoring system is based largely on the credit history, and the application scoring system is based largely on personal information of the applicant. For credit card applicants with whom we have an existing relationship, Shinhan Card’s credit scoring system considers internally gathered information such as repayment ability, total assets, the length of the existing relationship and the applicant’s contribution to profitability. The credit scoring system also automatically conducts credit checks on all credit card applicants. Shinhan Card gathers information about applicants’ transaction history with financial institutions, including banks and credit card companies, from a number of third party credit reporting agencies including, among others, National Information & Credit Evaluation Inc. and Korea Credit Bureau. These credit checks reveal a list of the delinquent customers of all the credit card issuers in Korea.

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

Loan Application Review and On-going Credit Review

When reviewing new applications and conducting an on-going credit review for retail loans, installment purchase loans and personal leases, Shinhan Card uses criteria substantially similar to those used in the credit underwriting system and credit review system for credit card customers. For retail loans, installment purchase loans and personal leases to existing cardholders, Shinhan Card reviews their card usage history in addition to other factors such as their income, occupation and assets.

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

Credit Risk Management of Shinhan Investment

In accordance with the guidelines of the Financial Supervisory Service, Shinhan Investment assesses its credit risks (including through VaR analyses) and allocates the maximum limit for the credit amount at risk by department. Shinhan Investment also assesses the counterparty risks in all credit-related transactions, such as loans, acquisitions financing and derivative transactions and takes corresponding risk management measures. In assessing the credit risk of a corporate counterparty, Shinhan Investment considers such counterparty’s corporate credit rating obtained from Shinhan Bank’s internal corporate rating database. Through its risk management system, Shinhan Investment also closely monitors credit risk exposures by counterparty, industry, conglomerates, credit ratings and country. Shinhan Investment conducts credit risk stress tests on a daily basis based on probability of default and also conducts more advanced stress tests from time to time, the results of which are then reported to its management as well as the Group Chief Risk Officer to support group-wide credit risk management.

Market Risk Management

Market risk is the risk of loss generated by fluctuations in market prices such as interest rates, foreign exchange rates and equity prices. The principal market risks to which we are exposed are interest rate risk and, to a lesser extent, foreign exchange risk and equity price risk. These risks stem from our trading and non-trading activities relating to financial instruments such as loans, deposits, securities and financial derivatives. We divide market risk into risks arising from trading activities and risks arising from non-trading activities.

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

Shinhan Investment manages its market risk based on its overall risk limit established by its risk management committee as well as the risk limits and detailed risk management guidelines for each product and department established by its Risk Management Working Committee. Shinhan Investment’s Risk Management Working Committee is the executive decision-making body for managing market risks related to Shinhan

Investment, and determines, among other things, Shinhan Investment’s overall market risk management policies and strategies, and assesses and approves trading activities and limits. In addition, Shinhan Investment’s Risk Management Department manages various market risk limits and monitors operating conditions on an independent basis from Shinhan Investment’s operating departments. Shinhan Investment assesses the adequacy of these limits at least annually. In addition, Shinhan Investment assesses the market risks of its trading assets. The assessment procedure is based on the standard procedures set by the Financial Supervisory Service as well as an internally developed model. Shinhan Investment assesses the risk amount and VaR, and manages the risk by setting a risk limit per sector as well as a VaR limit.

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

Shinhan Investment carries foreign exchange risk in relation to the following product offerings: currency forwards, currency swaps and currency futures. Transactions of such products are centrally monitored and managed by Shinhan Investment’s Fixed Income, Currency & Commodities Departments. Shinhan Investment’s Risk Management Working Committee, which has been delegated the decision-making authority over the approval of foreign exchange-related transactions and limits on the related open positions, manages the related foreign exchange risk by setting nominal limits on the amounts of foreign exchange-related products and monitoring compliance with such limits on a daily basis. As of December 31, 2012, Shinhan Investment’s net open position related to foreign exchange-related products was US$75.6 million, and its open positions related to the sale of U.S. dollar forwards and Won-U.S. dollar futures were US$(176.0) million and US$0 million, respectively.

The net open foreign currency positions held by our other subsidiaries are insignificant. In the case of Shinhan Capital, which incurs a considerable amount of foreign exchange exposure from its leasing business, it maintains its net exposure below US$10 million by hedging its foreign exchange positions using forwards and currency swaps.

The following table shows Shinhan Bank’s net foreign currency open positions as of December 31, 2010, 2011 and 2012. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
Currency	2010		2011		2012
	(In millions of US$)
U.S. dollars	US$	(621.0)	US$	162.3	US$	165.5
Japanese yen		(21.1)		(1.3)		(54.6)
Euro		1.1		(1.3)		2.2
Others		556.6		(624.6)		668.4

Total	US$	(84.4)	US$	784.2	US$	781.7

Equity Risk

Equity risk for Shinhan Bank’s trading activities results from trading equity portfolios of Korean companies and Korea Stock Price Index futures and options. The trading equity portfolio consists of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and nearest-month or second nearest-month futures contracts under strict limits on diversification as well as limits on positions. Shinhan Bank maintains strict scrutiny of these activities in light of the volatility in the Korean stock market. In addition, Shinhan Bank pays close attention to the loss limits. Although Shinhan Bank holds a substantially smaller amount of equity securities than debt securities in its trading accounts, the VaR of trading account equity risk is generally higher than that of trading account interest rate risk due to high volatility in the value of equity securities. As of December 31, 2010, 2011 and 2012, Shinhan Bank held ￦67.0 billion, ￦106.9 billion and ￦165.4 billion, respectively, of equity securities in its trading accounts (including the trust accounts).

Equity risk for Shinhan Investment’s trading activities also results from the trading of equity portfolio of Korean companies and Korea Stock Price Index futures and options. As of December 31, 2010, 2011 and 2012, the total amount of equity securities at risk held by Shinhan Investment was ￦15.1 billion, ￦15.7 billion and ￦15.8 billion, respectively.

Equity positions held by our other subsidiaries are insignificant.

Management of Market Risk from Trading Activities

The following tables present an overview of market risk, measured by VaR, from trading activities of Shinhan Bank and Shinhan Investment, respectively, for the year ended and as of December 31, 2012. For market risk management purposes, Shinhan Bank includes its trading portfolio in bank accounts and assets in trust accounts for which it guarantees principal or fixed return in accordance with the Financial Services Commission regulations.

	Trading Portfolio VaR for the Year 2012
	Average		Minimum		Maximum		As of December 31, 2012
	(In billions of Won)
Shinhan Bank:(1)
Interest rate	￦	24.1	￦	19.8	￦	32.0	￦	19.8
Foreign exchange(2)		79.4		49.6		95.7		55.2
Equities		26.5		11.1		41.9		12.2
Option volatility(3)		0.3		0.1		0.9		0.3
Less: portfolio diversification(4)		(60.3)		(37.4)		(81.0)		(39.0)

Total VaR(5)	￦	70.0	￦	43.1	￦	89.5	￦	48.6

Shinhan Investment:(1)
Interest rate	￦	9.1	￦	2.5	￦	15.8	￦	3.5
Equities		2.8		0.9		8.8		8.6
Foreign exchange		2.8		0.1		10.8		1.3
Option volatility(3)		4.5		0.2		11.9		0.7
Less: portfolio diversification(4)		(10.3)		(3.0)		(20.8)		(6.9)

Total VaR	￦	8.9	￦	0.7	￦	26.5	￦	7.2

Notes:

(1)	Shinhan Bank and Shinhan Investment’s ten-day VaR is based on a 99.9% confidence level.

(2)	Includes both trading and non-trading accounts as Shinhan Bank and Shinhan Investment manages foreign exchange risk on a total position basis.

(3)	Volatility implied from the option price using the Black-Scholes or a similar model.

(4)

Calculation of portfolio diversification effects may occur on different days scenario for different risk components. Total VaRs are less than the simple sum of the risk component VaRs due to offsets resulting from portfolio diversification.

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

Shinhan Bank currently uses the ten-day 99% confidence level-based VaR and stressed VAR for purposes of calculating the regulatory capital used in reporting to the Financial Supervisory Service. Stressed VaR which reflects the potential significant loss in the current trading portfolio based on scenario derived from a crisis simulation during the preceding 12 months. Shinhan Bank also uses the more conservative ten-day 99.9% confidence level-based VaR for purposes of calculating its “economic” capital used for internal management purposes, which is a concept used in determining the amount of Shinhan Bank’s requisite capital in light of the market risk. In addition, Shinhan Bank uses the one-day 99% confidence level-based VaR on a supplemental basis for purposes of setting and managing risk limits specific to each desk or team in its operating units as well as for back-testing purposes. For Shinhan Bank, the actual amount of losses exceeded VaR at 99% confidence level twice in 2011 and none in 2012.

Shinhan Investment currently uses the ten-day 99.9% confidence level-based historical VaR for purposes of calculating its “economic” capital used for internal management purposes. In addition, Shinhan Investment applies this VaR as a risk limit for the entire company as well as individual departments and products, and the adequacy of such VaR is reviewed by way of daily back-testing. When computing the VAR, Shinhan Investment does not assume any particular probability distribution and calculates it through a simulation of the “full valuation” method based on changes of market variables such as stock prices, interest rates, and foreign exchange rates in the past one year. For Shinhan Investment, the actual amount of losses exceeded VaR at 99% confidence level five times in 2011 and none in 2012.

Value-at-risk is a commonly used market risk management technique. However, VaR models have the following shortcomings:

•

VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a reliable indicator of future events, particularly potential future events that are extreme in nature;

•	VaR may underestimate the probability of extreme market movements;

•

Shinhan Bank’s VaR models assume that a holding period of generally one to ten days is sufficient prior to liquidating the underlying positions, but the length of the holding period so assumed may actually be insufficient or excessive;

•	The 99.9% confidence level does not take into account or make any statement about any losses that might occur beyond this confidence level; and

•	VaR does not capture all complex effects of various risk factors on the value of positions and portfolios and could underestimate potential losses.

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

Shinhan Bank uses seven relatively simple but fundamental scenarios for stress test taking into account four market risk components such as foreign exchange rates, stock prices and Won-denominated and foreign currency-denominated interest rates. For the worst case scenario, we assume instantaneous and simultaneous movements in the four market risk components — appreciation of Won by 20%, a decrease in Korea Exchange Composite Index by 30%, and increases in Won-denominated and U.S. dollar-denominated interest rates by 200 basis points and 200 basis points, respectively. Under this worst-case scenario, the market value of Shinhan Bank’s trading portfolio declined by ￦43.2 billion as of December 31, 2012. Shinhan Bank performs stress test on a daily basis and reports the results to the ALM Committee and the Risk Management Committee on a monthly basis.

Shinhan Investment uses nine scenarios for stress tests, taking into account four market risk components: stock prices (both in terms of stock market indices and b-based individual stock prices), interest rates for Won-denominated loans, foreign exchange rates and implied volatility. As of December 31, 2012, under the worst case scenario assuming a 1% point increase in the three-year government bond yield, the market value of Shinhan Investment’s trading portfolio fluctuated by ￦9.46 billion for one day.

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

Hedging and Derivative Market Risk

The principal objective of our group-wide hedging strategy is to manage market risk within established limits. We use derivative instruments to hedge our market risk as well as to make profits by trading derivative products within pre-approved risk limits. Our derivative trading includes interest rate and cross-currency swaps, foreign currency forwards and futures, stock index and interest rate futures, and stock index and currency options.

While we use derivatives for hedging purposes, derivative transactions by nature involve market risk since we take trading positions for the purpose of making profits. These activities consist primarily of the following:

•	arbitrage transactions to make profits from short-term discrepancies between the spot and derivative markets or within the derivative markets;

•

sales of tailor-made derivative products that meet various needs of our corporate customers, principally of Shinhan Bank and Shinhan Investment, and related transactions to reduce their exposure resulting from those sales;

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

Accordingly, Shinhan Bank measures and manages interest rate risk for non-trading activities by taking into account the effects of interest rate changes on both its income and net asset value. Shinhan Bank measures and manages interest rate risk on a daily/monthly basis with respect to all interest-earning assets and interest-bearing liabilities in Shinhan Bank’s bank accounts (including derivatives denominated in Won which are interest rate swaps for the purpose of hedging) and in the trust accounts, except that it measures VaRs on a monthly basis. Most of Shinhan Bank’s interest-earning assets and interest-bearing liabilities are denominated in Won.

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

Interest rate VaR represents the maximum anticipated loss in a net present value calculation (computed as the present value of interest-earning assets minus the present value of interest-bearing liabilities), whereas interest rate EaR represents the maximum anticipated loss in a net earnings calculation (computed as interest income minus interest expenses) for the immediately following one-year period, in each case, as a result of negative movements in interest rates. Therefore, interest rate VaR is a more expansive concept than interest rate EaR in that the former covers all interest-earning assets and all interest-bearing liabilities, whereas the latter covers only those interest-earning assets and interest-bearing liabilities that are exposed to interest rate volatility for a one-year period.

Hence, for interest rate VaRs, the duration gap (namely, the weighted average duration of all interest-earning assets minus the weighted average duration of all interest-bearing liabilities) can be a more critical factor than the relative sizes of the relevant assets and liabilities in influencing interest rate VaRs. In comparison, for interest rate EaRs, the relative sizes of the relevant assets and liabilities in the form of the “one year or less interest rate” gap (namely, the volume of interest-earning assets with maturities of less than one year minus the volume of interest-bearing liabilities with maturities of less than one year) is the most critical factor in influencing the interest rate EaRs.

The interest rate VaR limits are set as the sum of (i) the average of the monthly non-trading interest rate VARs as a percentage of interest-bearing assets over a period of one year and (ii) the standard deviation at the 99% confidence level (namely, 2.33 times the standard deviation of the monthly non-trading interest rate VARs as a percentage of interest-bearing assets).

The interest rate EaR limits are set at the maximum decrease in net interest income by (i) assuming that the estimated interest rate gap will expand to the maximum level of manageable (tolerable) situations and (ii) applying the interest rate shock scenario to the annual volatility of interest rates using past 10-year market interest rates.

On a monthly basis, we monitor whether the non-trading positions for interest rate VaR and EaR exceed their respective limits as described above.

Interest rate VaR cannot be meaningfully compared to the ten-day 99% confidence level based VaR (“market risk VaR”) for managing trading risk principally because (i) the underlying assets are different (namely, non-trading interest-bearing assets as well as liabilities in the case of the interest rate VaR, compared to trading assets in the case of the market risk VaR), and (ii) interest rate VaR is sensitive to interest rate movements only while the market risk VaR is sensitive to interest rate movements as well as other elements such as foreign currency exchange rates, stock market prices and option volatility.

Even if comparison is being made between the interest rate VaR and the interest rate portion only of the market risk VaR, we do not believe such comparison will be meaningful since the interest rate VaR examines the impact of interest rate movements on both assets and liabilities (which will likely have offsetting effects), whereas the interest rate portion of the market VaR examines the impact of interest rate movements on assets only.

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

Interest Rate Gap Analysis

Interest rate gap analysis measures the difference in the amounts of interest-earning assets and interest-bearing liabilities at each maturity and re-pricing date by preparing interest rate gap tables in which Shinhan Bank’s interest-earning assets and interest-bearing liabilities are allocated to the applicable time categories based on the expected cash flows and re-pricing dates. On a daily basis, Shinhan Bank performs interest rate gap analysis for Won and foreign currency denominated assets and liabilities in its bank and trust accounts. Shinhan Bank’s gap analysis includes Won-denominated derivatives (which are interest rate swaps for the purpose of hedging) and foreign currency-denominated derivatives (which are currency swaps for the purpose of hedging) whose management is centralized at the FX & Derivatives Department. Through the interest rate gap analysis that measures interest rate sensitivity gaps, cumulative gaps and gap ratios, Shinhan Bank assesses its exposure to future interest risk fluctuations. For interest rate gap analysis, Shinhan Bank assumes and uses the following maturities for different assets and liabilities:

•

with respect to the maturities and re-pricing dates of Shinhan Bank’s assets, Shinhan Bank assumes that the maturity of Shinhan Bank’s prime rate-linked loans is the same as that of its fixed-rate loans. Shinhan Bank excludes equity securities from interest-earning assets;

•

with respect to the maturities and re-pricing of Shinhan Bank’s liabilities, Shinhan Bank assumes that money market deposit accounts and “non-core” demand deposits under the Financial Services Commission guidelines have a maturity of one month or less for both Won-denominated accounts and foreign currency-denominated accounts; and

•

with respect to “core” demand deposits under the Financial Services Commission guidelines, Shinhan Bank assumes that they have maturities of eight different intervals ranging from one month to five years.

The following tables show Shinhan Bank’s interest rate gaps as of December 31, 2012 for (1) Won-denominated non-trading bank accounts, including derivatives for the purpose of hedging and (2) foreign currency-denominated non-trading bank accounts, including derivatives for the purpose of hedging.

Won-denominated non-trading bank accounts(1)

	As of December 31, 2012
	0-3 Months		3-6 Months		6-12 Months		1-2 Years		2-3 Years		Over 3 Years		Total
	(In billions of Won, except percentages)
Interest-earning assets	￦	93,195	￦	38,460	￦	12,983	￦	12,915	￦	5,461	￦	22,093	￦	185,107
Fixed rates		20,519		5,432		9,985		10,109		4,784		13,147		63,975
Floating rates		72,027		32,579		2,133		1,087		407		7,766		115,997
Interest rate swaps		650		450		865		1,720		270		1,180		5,135
Interest-bearing liabilities	￦	85,374	￦	25,023	￦	38,229	￦	11,899	￦	7,454	￦	13,051	￦	181,030
Fixed liabilities		45,120		18,562		37,898		11,790		7,232		12,310		132,912
Floating liabilities		35,419		6,161		331		109		222		740		42,983
Interest rate swaps		4,835		300		0		0		0		0		5,135
Sensitivity gap		7,821		13,437		(25,246)		1,016		(1,993)		9,042		4,077
Cumulative gap		7,821		21,258		(3,988)		(2,971)		(4,965)		4,077
% of total assets		4.23%		11.48%		(2.15)%		(1.61)%		(2.68)%		2.20%

Foreign currency-denominated non-trading bank accounts(1)

	As of December 31, 2012
	0-3 Months	3-6 Months	6-12 Months	1-3 Years	Over 3 Years	Total
	(In millions of US$, except percentages)
Interest-earning assets	$15,668	$3,360	$1,573	$2,772	$2,446	$25,819
Interest-bearing Liabilities	13,279	2,669	2,789	5,210	2,917	26,865
Sensitivity gap	2,389	690	(1,216)	(2,438)	(471)	(1,046)
Cumulative gap	2,389	3,079	1,863	(575)	(1,046)
% of total assets	9.25%	11.93%	7.22%	2.23%	(4.05)%

Note:

(1)	Includes merchant banking accounts.

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

The following tables show duration gaps and market values of Shinhan Bank’s Won-denominated interest-earning assets and interest-bearing liabilities in its not-trading accounts as of December 31, 2012 and changes in these market values when interest rate increases by one percentage point.

Duration as of December 31, 2012 (for non-trading Won-denominated bank accounts(1))

Duration as of December 31, 2012
(In months)
Interest-earning assets	11.32
Interest-bearing liabilities	9.22
Gap	2.47

Market Value as of December 31, 2012 (for non-trading Won-denominated bank accounts(1))

	Market Value as of December 31, 2012
	Actual		1% Point Increase		Changes
	(In billions of Won)
Interest-earning assets	￦	190,634	￦	188,974	￦	(1,660)
Interest-bearing liabilities		183,110		181,835		(1,275)
Gap		7,524		7,139		(385)

Note:

(1)	Includes merchant banking accounts and derivatives for the purpose of hedging.

Net Interest Income Simulation

Shinhan Bank performs net interest income simulation to measure the effects of the change in interest rate on its results of operations. Such simulation measures the estimated changes in Shinhan Bank’s annual net interest income (interest income less interest expenses) under the current maturity structure, using different scenarios for interest rates and funding requirements. For simulations involving interest rate changes, assuming that there is no change in funding requirements, Shinhan Bank applies three scenarios of parallel shifts in interest rate: (1) no change, (2) a 1% point increase in interest rates and (3) a 1% point decrease in interest rates.

The following tables illustrate by way of an example the simulated changes in Shinhan Bank’s annual net interest income for 2012 with respect to Won-denominated interest-earning assets and interest-bearing liabilities, using Shinhan Bank’s net interest income simulation model, when it assumes (a) the maturity structure and funding requirement of Shinhan Bank as of December 31, 2012 and (b) the same interest rates as of December 31, 2012 and a 1% point increase or decrease in the interest rates.

	Simulated Net Interest Income for 2012 (For Non-Trading Won-Denominated Bank Accounts(1))
	Assumed Interest Rates						Change in Net Interest Income			Change in Net Interest Income
	No Change		1% Point Increase		1% Point Decrease		Amount (1% Point Increase)		% Change (1% Point Increase)	Amount (1% Point Decrease)		% Change (1% Point Decrease)

	(In billions of Won, except percentages)
Simulated interest income	￦	8,391	￦	9,396	￦	7,386	￦	1,005	11.98%	￦	(1,005)	(11.98)%
Simulated interest expense		4,676		5,520		3,831		845	18.07%		(845)	(18.07)%
Net interest income		3,715		3,875		3,555		160	4.32%		(160)	(4.32)%

Note:

(1)	Includes Merchant Banking account and derivatives for the purpose of hedging.

Shinhan Bank’s Won-denominated interest earning assets and interest-bearing liabilities in non-trading accounts have a maturity structure that benefits from an increase in interest rates, because the re-pricing periods of the interest-earning assets in Shinhan Bank’s non-trading accounts tend to be shorter than those of the interest-bearing liabilities in these accounts. This is primarily due to a sustained low interest rate environment in the recent years in Korea, which resulted in a significant increase in floating rate loans, resulting in the maturities or re-pricing periods of Shinhan Bank’s loans becoming shorter. As a result, Shinhan Bank’s net interest income tends to increase when the market interest rates rise.

Interest Rate VaRs for Non-trading Assets and Liabilities

Shinhan Bank measures VaRs for interest rate risk from non-trading activities on a monthly basis. The following table shows, as of and for the year ended December 31, 2012, the VaRs of interest rate mismatch risk for other assets and liabilities, which arises from mismatches in the re-pricing dates of Shinhan Bank’s non-trading interest-earning assets and interest-bearing liabilities including available-for-sale investment securities. Under the Financial Services Commission regulations, Shinhan Bank includes in calculation of these VaRs interest-earning assets and interest-bearing liabilities in its bank accounts and its merchant banking accounts.

	VaR for the Year 2012(1)
	Average		Minimum		Maximum		As of December 31
	(In billions of Won)
Interest rate mismatch — non-trading assets and liabilities	￦	342	￦	246	￦	449	￦	373

Note:

(1)	One-year VaR results with a 99.9% confidence level.

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

Equity Risk

Substantially all of Shinhan Bank’s equity risk results from its portfolio of stocks of Korean companies. As of December 31, 2012, Shinhan bank held an aggregate amount of ￦59 billion of equity interest in unlisted foreign companies (including ￦39 billion invested in unlisted private equity funds).

The equity securities in Won held in Shinhan Bank’s investment portfolio consist of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and certain non-listed stocks. Shinhan Bank measures VaRs for all of these equity securities but does not manage most of the related risk using VaR limits, as most of these securities are held for reasons other than normal investment purposes. As of December 31, 2012, Shinhan Bank held equity securities in an aggregate amount of ￦3,480 billion in its non-trading accounts, including equity securities in the amount of ￦598 billion that it held, among other reasons, for management control purposes and as a result of debt-to-equity conversion as a part of reorganization proceedings of the companies to which it had extended loans.

As of December 31, 2012, Shinhan Bank held Won-denominated convertible bonds in an aggregate amount of ￦16.0 billion and Won-denominated bonds with warrants in an aggregate amount of ￦6.3 billion, in each case, in its non-trading accounts. Shinhan Bank does not measure equity risk with respect to convertible bonds with warrants and the interest rate risk of these bonds are measured together with the other debt securities. As such, Shinhan Bank measures interest rate risk VaRs but not equity risk VaRs for these equity-linked securities.

The following table shows the VaRs of Shinhan Bank’s equity risk for listed equity for the year and as of December 31, 2012.

	VaR for the Year 2012(1)
	Average		Minimum		Maximum		As of December 31
	(In billions of Won)
Listed equities	￦	20.0	￦	8.4	￦	31.8	￦	9.3

Note:

(1)	Ten-day VaR results with a 99.9% confidence level.

Liquidity Risk Management

Liquidity risk is the risk of insolvency, default or loss due to disparity between inflow and outflow of funds, including having to obtain funds at a high price or to dispose of securities at an unfavorable price due to lack of available funds or losing attractive investment opportunities. Each of our subsidiaries seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the group-wide level, we manage our liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, our group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. In addition, in order to preemptively and comprehensively manage liquidity risk, we measure and monitor liquidity risk management using various indices, including the “limit management index”, “early warning index” and “monitoring index”.

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

Shinhan Bank manages its liquidity risk within the limits set on Won and foreign currency accounts in accordance with the regulations of the Financial Services Commission. The Financial Services Commission requires Korean banks to maintain a Won liquidity ratio of at least 100.0% and a foreign currency liquidity ratio of at least 85.0%. The Financial Services Commission defines the foreign currency liquidity ratio as foreign currency-denominated liquid assets (including marketable securities) due within three months divided by foreign currency-denominated liabilities due within three months. As for the Won liquidity ratio, the Financial Services Commission defines it as all Won-denominated assets divided by all Won-denominated liabilities, in each case, that are on the balance sheet and in off-balance sheet derivative transactions with remaining maturities of less than one month, except that (i) Won-denominated trading and available-for-sale securities with remaining terms of one month or more are included as Won liquid assets at their fair market value to the extent that such securities are marketable and have not been provided as collateral, and (ii) Won-denominated demand deposits with no fixed maturity are included as Won liquid liabilities in an amount equal to the sum of (x) the standard deviation of the monthly weighted average balance during the preceding 12-month period multiplied by 2.33 (such product, the “non-core” deposits) and (y) 15% of “core” deposit (meaning the monthly average balance of the most recent month prior to the time of determination), less the “non-core” deposits.

The monthly weighted average balance for the preceding 12-month period is calculated using the following formula:

The standard deviation of the monthly weighted average balance during the preceding 12-month period is calculated using the following formula:

The weighed period coefficients for the applicable month are set forth below:

Applicable Month	Weighed Period Coefficient
t-11 month	1/78
t-10 month	2/78
t-9 month	3/78
t-8 month	4/78
t-7 month	5/78
t-6 month	6/78
t-5 month	7/78
t-4 month	8/78
t-3 month	9/78
t-2 month	10/78
t-1 month	11/78
t month	12/78
Sum	1

With respect to Won-denominated demand deposits with no fixed maturity, we recognize that a portion of the balance of such demand deposits may be withdrawn at any time and therefore categorize them as core deposits and non-core deposits as defined above.

The following tables show Shinhan Bank’s liquidity status and limits for Won-denominated accounts (including derivatives and merchant banking accounts), together with a breakdown of their respective components, as of December 31, 2012 in accordance with the regulations of the Financial Services Commission.

Shinhan Bank’s Won-denominated accounts (including derivatives and merchant banking accounts)

Won-Denominated Accounts	0-1 Months		1-3 Months		3-6 Months		6-12 Months		1-3 Years		Over 3 Years		Sub- standard or Below		Total
	(In billions of Won, except percentages)
Assets:	￦	56,506	￦	19,268	￦	29,319	￦	42,039	￦	20,892	￦	57,834	￦	1,703	￦	227,562
Cash and deposit		5,775		—		—		—		—		9		—		5,784
Available-for-sale securities		32,985		—		—		—		—		4,323		88		37,397
Loans		8,235		14,029		25,342		37,626		16,423		45,908		1,615		149,178
Other assets		2,864		—		—		—		—		6,789		—		9,653
Derivative assets		4,456		5,030		3,678		3,313		3,955		533		—		20,966
Merchant banking account assets		2,190		210		299		1,100		515		272		—		4,586
Liabilities:		40,988		23,426		19,774		55,827		15,218		51,998				207,232
Deposits (including certificates of deposit)		21,207		17,360		14,899		49,735		5,769		39,097				148,068
Borrowings		1,571		158		100		175		659		1,699				4,363
Debt securities		601		390		1,370		2,481		5,090		4,711				14,644
Other liabilities		9,794		—		—		—		—		4,996				14,789
Derivatives liabilities		4,240		5,518		3,404		3,436		3,699		431				20,728
Merchant banking account liabilities		3,576		—		1		—		—		1,063				4,639
Liquidity gap		15,518
Liquidity ratio		137.86%
Limit		100.00%
The breakdown of financial instruments by contractual maturities for purposes of analyzing liquidity risk as set forth in Note 4 to the consolidated financial statements was prepared based on the relevant line items presented in Shinhan Bank’s statement of financial position. In comparison, the breakdown of financial instruments by contractual maturities for purposes of analyzing liquidity gap as set forth above was prepared based on the Banking Regulations promulgated by the Financial Services Commission.

For the most part, the criteria used for determining the remaining maturities on these two sections are the same, the primary exception being in respect of demand deposits. Under IFRS, all demand deposits are categorized as having maturities of less than one month; however, under the Banking Regulations, demand deposits are categorized as having maturities of less than one month in an amount equal to the sum of (x) the non-core deposits and (y) 15% of core deposits. Shinhan Bank’s total demand deposit balance as of December 31, 2012 was ￦47,149 billion of which ￦45,610 billion was classified as core deposits and ￦9,043 billion was classified as Won liquid liabilities (namely, liabilities with maturities of less than one month based on the formula under the Banking Regulations).

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

The following tables show Shinhan Bank’s liquidity status and limits for foreign currency-denominated accounts (including derivatives and merchant banking accounts) as of December 31, 2012 in accordance with the regulations of the Financial Services Commission.

Shinhan Bank’s foreign currencies-denominated accounts (including derivatives and merchant banking accounts)

	As of December 31, 2012
Foreign Currencies Denominated Accounts:	7 Days or Less	1 Month or Less	3 Months or Less	6 Months or Less	12 Months or Less	Total Before Sub-Standard or Below(1)	Sub- Standard or Below	Total
	(In millions of US$, except percentages)
Assets:	$8,308	$15,522	$25,501	$34,716	$40,544	$48,673	$141	$48,814
Liabilities	6,052	12,206	20,005	26,161	32,768	47,927		47,927
For three months or less:
Assets			25,501
Liabilities			20,005
Liquidity ratio			127.47%
Limit			85.00%

Note:

(1)	Cumulative total of accounts, including accounts over one year, but excluding accounts that are sub-standard or below.

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

The following tables show Shinhan Card’s liquidity status and limits for Won-denominated accounts as of December 31, 2012 in accordance with the regulations of the Financial Services Commission.

Shinhan Card’s Won-denominated accounts

Won-Denominated Accounts	7 Days or Less		1 Month or Less		3 Months or Less		6 Months or Less		1 Year or Less		Over 1 Year		Total
Assets	￦	2,410	￦	10,672	￦	15,472	￦	17,609	￦	19,544	￦	2,736	￦	22,280
Liabilities		677		2,997		3,421		4,177		6,360		10,187		16,547
Liquidity ratio		356.04%		356.04%		452.28%		421.52%		307.30%		26.86%		134.65%

Shinhan Investment manages its liquidity risk for its Won-denominated accounts by setting a limit of ￦100 billion on each of its seven-day and one-month liquidity gap, a limit of 110% on its three-months liquidity ratio and a limit of ￦10 billion on its liquidity VaR. As for its foreign currency-denominated accounts, Shinhan Investment manages the liquidity risk on a quarterly basis in compliance with the guidelines of the Financial Supervisory Service, which requires the one-week and one-month maturity mismatch ratios to be 0% and -10% or less, respectively, and the three months liquidity ratio to be 80% or higher.

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

Our holding company’s Audit Committee, which consists of four outside directors, two of whom are accounting or financial experts as required by internal control regulations under the Financial Holding Company Act, oversees and monitors our operational compliance with legal and regulatory requirements. The Audit Committee also oversees management’s operations and may, at any time it deems appropriate, demand additional operations-related reporting from management and inspect our asset condition. At the holding company level, we define each subsidiary’s operational process and establish an internal review system applicable to each subsidiary. Each subsidiary’s operational risk is internally monitored and managed at the subsidiary level and the

Group Internal Audit Department at our holding company, which reports to our Audit Committee, continuously monitors the integrity of our subsidiaries’ operational risk management system. Our holding company’s board of directors and the Group Risk Management Committee establish our basic policies for operational risk management at the group level. The Group Internal Audit Department at our holding company is directly responsible for overseeing our operational risk management with a focus on legal, regulatory, operational and reputational risks. The Group Internal Audit Department audits both our and our subsidiaries’ operations and asset condition in accordance to our annual audit plan, which is approved by the Audit Committee, and submits regular reports to the Audit Committee pursuant to our internal reporting system. If the Group Internal Audit Department discovers any non-compliance with operational risk procedures or areas of weaknesses, it promptly alerts the business department in respect of which such non-compliance was discovered and demands implementation of corrective measures. Implementation of such corrective measures is subsequently reviewed by the Group Internal Audit Department.

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

As of December 31, 2012, Shinhan Bank has conducted risk control self-assessments on its departments as well as domestic and overseas branch offices, from which it collects systematized data on all of its branch offices, and uses the findings from such self-assessments to improve the procedures and processes for the relevant departments or branch offices. In addition, Shinhan Bank has accumulated risk-related data since 2003, improved the procedures for monitoring operational losses and is developing risk simulation models. In addition, Shinhan Bank selects and monitors, at the department level, approximately 183 key risk indicators.

Shinhan Investment, through its operational risk management system, conducts self-assessments of risks, collects loss data and manages key risk indicators. The operational risk management system is supervised by its audit department, compliance department and operational risk management department, as well as a risk management officer in each of Shinhan Investment’s departments.

The audit committee of Shinhan Bank, which consists of three outside directors, is an independent inspection authority that supervises Shinhan Bank’s internal controls and compliance with established ethical and legal principles. The audit committee performs internal audits of, among other matters, Shinhan Bank’s overall management and accounting, and supervises its Audit Department that assists Shinhan Bank’s audit committee. Shinhan Bank’s audit committee also reviews and evaluates Shinhan Bank’s accounting policies and their changes, financial and accounting matters and fairness of financial reporting.

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

In addition to internal audits and inspections, the Financial Supervisory Service conducts general annual audits of our and our subsidiaries’ operations. The Financial Supervisory Service also performs special audits as the need arises on particular aspects of our and our subsidiaries’ operations such as risk management, credit monitoring and liquidity. In the ordinary course of these audits, the Financial Supervisory Service routinely issues warning notices where it determines that a regulated financial institution or such institution’s employees have failed to comply with the applicable laws or rules, regulations and guidelines of the Financial Supervisory Service. We and our subsidiaries have in the past received, and expect in the future to receive, such notices and we have taken and will continue to take appropriate actions in response to such notices. For example, in June 2010, the Financial Supervisory Service issued a notice to implement certain remedial measures and accordingly, Shinhan Bank implemented a policy to issue balance certificates as part of its “Fund Deposit Balance Information Service” and improved its operational processes, including establishing more detailed parameters to define each unit manager’s internal control responsibilities, scope and periods. In addition, in July 2012, the Financial Supervisory Service issued an institutional warning in relation to an embezzlement case involving Dongah Construction Industrial Co., Ltd. on the grounds that there were misconduct in payment of funds held in the trust account and mismanagement of internal control. For detailed description of the Dongah Construction case, please see “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings.”

We consider legal risk as a part of operational risk. The uncertainty of the enforceability of obligations of our customers and counterparties, including foreclosure on collateral, creates legal risk. Changes in laws and regulations could also adversely affect us. Legal risk is higher in new areas of business where the law is often untested in the courts although legal risk can also increase in our traditional business to the extent that the legal and regulatory landscape in Korea is changing and many new laws and regulations governing the banking industry remain untested. We seek to minimize legal risk by using stringent legal documentation, employing procedures designed to ensure that transactions are properly authorized and consulting legal advisers. The Compliance Department operates Shinhan Financial Group’s compliance system. This system is designed to ensure that all employees of Shinhan Financial Group and its subsidiaries comply with the law. The compliance system’s main function is to monitor the degree of improvement in compliance with the law, maintain internal controls (including ensuring that each department has established proper internal policies and that it complies with those policies) and educate employees about observance of the law. The Compliance Department also supervises the management, execution and performance of self-audits.

Upgrades of Risk Management System

Shinhan Bank

In order to strengthen risk management of its overseas subsidiaries and effectively comply with local and domestic regulations, Shinhan Bank is in the process of laying out a global risk management system network, which records the risk data of its overseas subsidiaries. Shinhan Bank seeks to leverage the development of this system for further overseas expansion and stable growth of existing overseas subsidiaries. Shinhan Bank completed the development of such system for its subsidiaries in China and Japan in 2012, and plans to expand the application of this system to its other overseas subsidiaries.

Shinhan Bank has also completed development of a system to calculate stressed VaR based on Basel II standards in order to prepare for stress situations such as the global financial crisis in 2008. Shinhan Bank has received approval for such system from the Financial Supervisory Service and has been implemented since 2012.

In 2012, Shinhan Bank also developed a system for improving collection and recovery of bad assets through enhanced loss given default (LGD) data processing. In 2012, Shinhan Bank also upgraded the credit evaluation system to improve assessment of small- and medium size enterprises which are not subject to periodic audit by outside accounting firms. Such upgrade was approved by the Financial Supervisory Service and began implementation since 2012.

Shinhan Bank also upgraded the asset and liability management system in 2012 in order to timely comply with Basel III, IFRS and other regulatory requirements as well as to upgrade the quality of risk-related data.

Shinhan Card

In 2012, Shinhan Card completed a further upgrade to its credit risk measurement system in satisfaction of the Basel II standards, as well as other regulatory requirements and internal needs in order to address the ongoing volatility in the economic and regulatory environment.

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

The Financial Holding Companies Act requires every financial holding company (other than any financial holding company that is controlled by any other financial holding company) or its subsidiaries to obtain the prior approval from the Financial Services Commission before acquiring control of another company or to file with the Financial Services Commission a report within thirty days after acquiring such control. Permission to liquidate or to merge with any other company must be obtained in advance from the Financial Services Commission. A financial holding company must report to the Financial Services Commission regarding certain events including:

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

(ii) the amount of shares in the direct and indirect subsidiaries that are cross-held by such subsidiaries; and

(iii) the amount of shares in the financial holding company held by its direct and indirect subsidiaries.

The Financial Holding Company Total Credit to a single individual or legal entity may not exceed 20% of the Net Total Equity Capital.

Furthermore, the total sum of credits (as defined under the Financial Holding Companies Act, the Banking Act and the Financial Investment Services and Capital Markets Act, respectively) of a bank holding company and its direct and indirect subsidiaries (“Bank Holding Company Total Credit”) extended to a “Major Shareholder” (together with the persons who have special relationship with such Major Shareholder) (as defined below) generally may not exceed the smaller of (x) 25% of the Net Total Equity Capital and (y) the amount of the equity capital of the financial holding company multiplied by the shareholding ratio of such Major Shareholder, subject to certain exceptions.

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

In addition, the total sum of the Bank Holding Company Total Credit extended to all of a bank holding company’s Major Shareholder may not exceed 25% of the Net Total Equity Capital. Furthermore, the bank holding company and its direct and indirect subsidiaries that intend to extend the Bank Holding Company Total Credit to the bank holding company’s Major Shareholder not less than the lesser of (i) the amount equivalent to 0.1% of the Net Total Equity Capital or (ii) ￦5 billion, with respect to a single transaction, must obtain prior unanimous board resolutions and then, immediately after the completion of the transaction, must file a report with the Financial Services Commission and publicly disclose the filing of such report (for example, through a website).

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

Restrictions on Shareholdings by Direct and Indirect Subsidiaries

Generally, a direct subsidiary of a financial holding company is prohibited from controlling any other company; provided that a direct subsidiary of a financial holding company may control (as an indirect subsidiary of the financial holding company): (i) subsidiaries in foreign jurisdiction which are engaged in a financial business, (ii) certain financial institutions which are engaged in the business that the direct subsidiary may conduct without any licenses or permits, (iii) certain financial institutions whose business is related to the business of the direct subsidiary as prescribed under the Presidential Decree of the Financial Holding Companies Act (for example, the companies which a bank subsidiary may control are limited to credit information companies, credit card companies, trust business companies, securities investment management companies, investment advisory companies, futures business companies, and asset management companies), (iv) certain financial institutions whose business is related to financial business as prescribed by the regulations of the Ministry of Strategy and Finance, and (v) certain companies which are not financial institutions but whose business is related to the financial business of the financial holding company as prescribed by the Presidential Decree of the Financial Holding Companies Act (e.g. finance-related research company, finance-related information technology company, etc.). Acquisition by the direct subsidiaries of such indirect subsidiaries requires a prior permission from the Financial Services Commission or a report to be submitted to the Financial Services Commission, depending on the types of the indirect subsidiaries and the amount of total assets of the indirect subsidiaries.

An indirect subsidiary of a financial holding company is prohibited from controlling any other company, provided, however, that in the case where a company held control over another company at the time such company initially became an indirect subsidiary of a financial holding company, such indirect subsidiary shall be required to dispose of its interest in such other company within two years after becoming an indirect subsidiary of a financial holding company.

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

Restrictions on Transactions Between a Financial Holding Company and its Major Shareholder

A bank holding company and its direct and indirect subsidiaries are prohibited from acquiring (including acquisition by a trust account of its subsidiary bank) shares issued by such bank holding company’s Major Shareholder in excess of 1% of the Net Total Equity Capital. In addition, the financial holding company and its direct and indirect subsidiaries which intend to acquire shares issued by such Major Shareholder not less than the lesser of (i) the amount equivalent to 0.1% of the Equity Capital or (ii) ￦5 billion, with respect to a single transaction, must obtain prior unanimous board resolutions and then, immediately after the acquisition, must file a report with the Financial Services Commission and publicly disclose the filing of such report (for example, through a website).

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

(ii) any same shareholder group with aggregate assets of all non-financial business companies belonging to such group of not less than ￦2 trillion; or

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

License System

Financial Investment Companies are able to choose what Financial Investment Business to engage in (through the “check the box” method set forth in the relevant license application), by specifying the desired (i) Financial Investment Business, (ii) financial investment product and (iii) target customers to which financial investment products may be sold (namely, general investors or professional investors). Licenses will be issued under the specific business sub-categories described above. For example, it would be possible for a Financial Investment Company to obtain a license to engage in the Financial Investment Business of (i) dealing (ii) over the counter derivatives products (iii) only with professional investors.

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

The Bank of Korea, established in 1950 under the Bank of Korea Act, performs the customary functions of a central bank. It seeks to contribute to the sound development of the national economy by price stabilization through establishing and implementing efficient monetary and credit policies. The Bank of Korea acts under instructions of the Monetary Policy Committee, the supreme policy-making body of the Bank of Korea.

Under the Bank of Korea Act, the Monetary Policy Committee’s primary responsibilities are to formulate monetary and credit policies and to determine the operations, management and administration of the Bank of Korea. The Financial Services Commission, established in 1998, regulates commercial banks pursuant to the Banking Act, including establishing guidelines on capital adequacy of commercial banks, and promulgates regulations relating to supervision of banks. Furthermore, pursuant to the Amendment to the Government Organization Act and the Banking Act in 1999, the Financial Services Commission, instead of the Ministry of Strategy and Finance, now regulates market entry into the banking business.

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

If the Korean government deems a bank’s financial condition to be unsound or if a bank fails to meet the applicable capital adequacy ratio set forth under Korean law, the government may order:

•	capital increases or reductions;

•	suspension of officers from performing their duties and appointment of custodians;

•	stock cancellations or consolidations;

•	transfers of a part or all of business;

•	sale of assets;

•	closures of branch offices;

•	mergers or becoming a subsidiary under the Financial Holding Companies Act of a financial holding company;

•	acquisition of a bank by a third party;

•	suspensions of a part or all of business operation; or

•	assignments of contractual rights and obligations relating to financial transactions.

Capital Adequacy

The Banking Act requires nationwide banks to maintain a minimum paid-in capital of ￦100 billion and regional banks to maintain a minimum paid-in capital of ￦25 billion.

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

In Korea, Basel II, a convention entered into by the Basel committee in 2004 for the purpose of improving risk management and increasing capital adequacy of banks, was implemented beginning in 2008. Pursuant to Basel II, operational risk, such as inadequate procedure, loss risk by employees, internal system, occurrence of unexpected event, as well as credit risk and market risk, is taken into account in calculating the risk-weighted assets, in addition to maintaining the capital adequacy ratio of 8% for banks. Under Basel II, the capital requirements for credit risk can be calculated by the internal rating based (IRB) approach or the standardized approach.

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

Under the Regulation on the Supervision of the Banking Business, banks generally must maintain allowances for credit losses in respect of their outstanding loans and other credits (including confirmed guarantees and acceptances and trust account loans) in an aggregate amount covering not less than:

•

0.85% of normal credits (or 0.9% in the case of normal credits comprising loans to certain industries including construction, retail and wholesale sales, accommodations, restaurant, real estate and lease, and 1.0% in the case of normal credits comprising loans to individuals and households, 2.5% in the case of card loan assets and revolving assets and 1.1% in the case of other card assets in the case of claims arising from the use of a credit card, a debit card or a prepaid card (“card assets”));

•

7% of precautionary credits (or 10% in the case of precautionary credits comprising loans to individuals and households, 50% in the case of card loan assets and revolving assets and 40% in the case of other card assets in the case of card assets);

•	20% of substandard credits (or 65% in the case of card loan assets and revolving assets and 60% in the case of other card assets in the case of card assets);

•	50% of doubtful credits (or 55% in the case of doubtful credits comprising loans to individuals and households, and 75% in the case of card assets); and

•	100% of estimated loss credits.

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

Loan-to-Deposit Ratio

In 2009, the Financial Supervisory Service announced that it would introduce a new set of regulations on the loan-to-deposit ratio by amending the Regulation on the Supervision of the Banking Business (“RSBB”) upon its determination that the overall liquidity of banks in Korea had become unstable due to the ongoing increase in the loan-to-deposit ratio resulting from banks expanding their asset size too competitively by granting mortgages on houses and loans to small- and medium-sized enterprises over the last couple of years. The RSBB, which was amended as of August 18, 2010 and is scheduled to take effect from January 1, 2014, requires banks with Won-denominated loans of more than ￦2 trillion in value to maintain a ratio of Won-denominated loans to Won-denominated deposits lower than 1:1. In practice, however, the Financial Supervisory Service instructed relevant banks to comply with this newly enacted loan-to-deposit ratio by the end of June 2012. Shinhan Bank’s loan-to-deposit ratio as of December 31, 2012 was 98%.

Financial Exposure to Any Single Customer and Major Shareholders

Under the Banking Act, the sum of material credit exposures by a bank, namely, the total sum of its credits to single individuals, legal entities or groups of companies belonging to the same enterprise groups as defined in the Monopoly Regulation and Fair Trade Act that exceed 10% of the sum of Tier I and Tier II capital (less any capital deductions), must not exceed five times the sum of Tier I and Tier II capital (less any capital deductions), subject to certain exceptions. Subject to certain exceptions, no bank is permitted to extend credit (including loans, guarantees, purchases of securities (only in the nature of a credit) and such other transactions which directly or indirectly create credit risk) in excess of 20% of the sum of Tier I and Tier II capital (less any capital deductions) to a single individual or a legal entity, and no bank may grant credit in excess of 25% of the sum of Tier I and Tier II capital (less any capital deductions) to a single group of companies that belong to the same enterprise group as defined in the Monopoly Regulations and Fair Trade Act.

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

Lending to Small- and Medium-sized Enterprises

When commercial banks (including Shinhan Bank) make Won-denominated loans to certain start-up, venture, innovative and other strategic small- and medium-sized enterprises specially designated by the Bank of Korea as “priority borrowers”, the Bank of Korea generally provides the underlying funding to these banks at concessionary rates for up to 50% of all such loans made to the priority borrowers subject to a monthly-adjusted limit prescribed by the Bank of Korea (currently ￦5 trillion) provided that if such loans to priority borrowers made by all commercial banks exceed the prescribed limit for a given month, the concessionary funding for the following month will be allocated to each commercial bank in proportion to such bank’s lending to priority borrowers two months prior to the time of such allocation, which has the effect that, if a particular bank lags other banks in making loans to priority borrowers, the amount of funding such bank can receive from the Bank of Korea at concessionary rates will be proportionately reduced.

Disclosure of Management Performance

For the purpose of enforcing mandatory disclosure of management performance so that the general public, especially depositors and stockholders, will be in a better position to monitor banks, the Financial Services Commission requires commercial banks to disclose certain matters as follows:

•

loans bearing no profit made to a single business group in an amount exceeding 10% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month (where the loan exposure to such borrower is calculated as the sum of substandard credits, doubtful credits and estimated loss credits) except where the loan exposure to a single business group is not more than ￦4 billion;

•

occurrence of any financial event involving embezzlement, malfeasance or misappropriation of funds the amount of which exceeds 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions), unless the bank has lost or expects to lose not more than ￦1 billion as a result thereof, or the Governor of the Financial Supervisory Service has made a public announcement regarding such an occurrence; and

•

any loss due to court judgments or similar decisions in civil proceedings in an amount exceeding 1% of the sum of the bank’s Tier I and Tier II capital (less any capital deductions) as of the end of the previous month except where the loss is not more than ￦1 billion.

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

•

loans made to any of the bank’s officers or employees other than de minimis loans of up to (1) ￦20 million in the case of a general loan, (2) ￦50 million in the case of a general loan plus a housing loan, or (3) ￦60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions.

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

Restrictions on Shareholdings in Other Companies

Under the Banking Act, a bank may not own more than 15% of shares outstanding with voting rights of another company, except where, among other reasons:

•

the company issuing such shares is engaged in a business that falls under the category of financial businesses set forth by the Financial Services Commission (including companies which business purpose is to own equity interests in private equity funds); or

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

Restrictions on Bank Ownership

Under the Banking Act, subject to certain exceptions, a single shareholder and persons who stand in a special relationship with such shareholder (as described in the Presidential Decree to the Banking Act) may acquire beneficial ownership of up to 10% of a national bank’s total issued and outstanding shares with voting rights and up to 15% of a regional bank’s total issued and outstanding shares with voting rights. The government, the Korea Deposit Insurance Corporation and financial holding companies qualifying under the Financial Holding Companies Act are not subject to such ceilings. However, non-financial business group companies — namely, (1) any same shareholder group with an aggregate net assets of all non-financial companies belonging to such group of not less than 25% of the aggregate net assets of all corporations that are members of such group; (2) any group with aggregate assets of all non-financial companies belonging to such group of not less than ￦2 trillion; (3) any mutual fund in which a same shareholder group, as described in items (1) and (2) above, owns more than 9% of the total shares issued and outstanding; (4) a private equity fund (under the Financial Investment Services and Capital Markets Act) where (i) the general partner of such private equity fund, (ii) the limited partner whose equity holding ratio in such private equity fund is 18% or more, or (iii) the limited partners, being member companies of a single group of companies that belong to the same conglomerate as defined in the Monopoly Regulations and Fair Trade Act, whose aggregate equity holding ratio in such private equity fund is 36% or more falls under either of item (1) to (3) above; or (5) a special purpose company of a private equity fund where a private equity fund, as described in item (4) above, owns 9% or more of the special purpose company’s issued and outstanding shares or has actual control over the major business affairs of the special purpose company through, for example, appointment and dismissal of the officers – may not acquire beneficial ownership of shares of a national bank in excess of 9% of such bank’s outstanding voting shares, and must obtain the approval of the Financial Services Commission in order to acquire beneficial ownership of shares of a national bank in excess of 4% of such bank’s outstanding voting shares if, through such acquisition, the non-financial business group companies become the largest shareholder of such bank or have actual control over the major business affairs of such bank through the methods set out in the Enforcement Decree of the Banking Act such as appointment and dismissal of the officers; provided that such non-financial business group companies may acquire beneficial ownership of:

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

Deposit Insurance System

The Depositor Protection Act provides, through a deposit insurance system, insurance for certain deposits of banks in Korea. Under the Depositor Protection Act, all banks governed by the Banking Act, including Shinhan Bank and Jeju Bank, are required to pay to the Korea Deposit Insurance Corporation an insurance premium on a quarterly basis at such rate as determined by the Presidential Decree to the Depositor Protection Act, which shall not exceed 0.5% of the bank’s insurable deposits in any given year. The current insurance premium is 0.02% of insurable deposits for each quarter. If the Korea Deposit Insurance Corporation pays the insured amount, it will acquire the claims of the depositors within the payment amount. Under current rules, the Korea Deposit Insurance Corporation insures only up to a total of ￦50 million per an individual for deposits and interest in a single financial institution, regardless of when the deposits were made and the size of the deposits.

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

A bank which qualifies and operates as an asset management company may engage in the sale of beneficiary certificates of investment trusts which are managed by such bank. However, such bank is prohibited from engaging in the following activities:

•	acting as trustee of an investment trust managed by such bank;

•	purchasing with such bank’s own funds beneficiary certificates of an investment trust managed by such bank;

•	using in its sales activities of other collective investment securities information relating to the trust property of an investment trust managed by such bank;

•	selling through a financial institution established under the Banking Act beneficiary certificates of an investment trust managed by such bank;

•	establishing a short-term financial indirect investment vehicle; and

•	establishing a mutual fund.

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

Capital Adequacy

The Specialized Credit Financial Business Act provides for a minimum paid-in capital amount of: (i) ￦20 billion in the case of a specialized credit financial business company which wishes to engage in no more than two kinds of core businesses (i.e. credit card, installment finance, leasing and new technology business) and (ii) ￦40 billion in the case of an specialized credit financial business company, which wishes to engage in three or more kinds of core businesses.

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

Under the Specialized Credit Financial Business Act and regulations thereof, the minimum ratio of allowances for losses on loans, leased assets (except assets subject to an operating lease) and suspense receivables as of the date of accounting settlement (including semiannual preliminary accounts settlement) would be 0.5% of normal assets, 1% of precautionary assets and 20% of substandard assets, 75% of doubtful assets and 100% of estimated loss assets, and the minimum ratio of allowances for losses on card assets would be 1.1% (or 2.5%, in the case of card loan assets and revolving assets) of normal assets, 40% (or 50%, in the case of card loan assets and revolving assets) of precautionary assets, 60% (or 65%, in the case of card loan assets and revolving assets) of substandard assets, 75% of doubtful assets and 100% of estimated loss assets. In addition, a credit card company has to reserve a certain amount calculated according to relevant regulations as loss allowances for unused credit limits.

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

A credit card company must ensure that its total asset does not exceed six times the amount of its equity capital. However, if the credit card company cannot comply with such limit due to the occurrence of unavoidable events such as drastic changes in the domestic and global financial markets, such limit of its total assets compared to the equity capital may be adjusted by a resolution of the Financial Services Commission. A non-credit card company must ensure that its total asset does not exceed ten times the amount of its equity capital.

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

Issuance of New Cards and Solicitation of New Card Holders

The Presidential Decree to the Specialized Credit Financial Business Act establishes the conditions under which a credit card company or a licensed bank engaged in the credit card business may issue new cards and solicit new members. Specifically, new credit cards may be issued only to the following persons that meet all of the following criteria: (i) age of 18 years or more at the time of applying for issuance of a credit card, and if younger than 18 years old, capable of evidencing employment as of the day of the credit card application; (ii) monthly discretionary income of at least Won 500,000 and a minimum personal credit score (provided that the minimum personal credit score requirement will not apply to applicants who can provide objective evidence for monthly discretionary income of at least Won 500,000, and (iii) satisfaction of the application scoring system for the relevant credit; and (iv) verification of personal identity.

In addition, a credit card company or a licensed bank engaged in the credit card business, as the case may be, may not engage in the following methods of soliciting credit card holders: (i) providing economic benefits or conditioning such benefits in excess of 10% of the annual credit card fee (in the case of no-annual fee credit cards, the average annual fees will be ￦10,000) in connection with issuance of credit cards; (ii) solicitation on streets and private roads as prescribed under the Road Act and Private Road Act, public place and corridors used by the general public; (iii) solicitation through visits, except those visits made upon prior consent and visits to a business area; (iv) solicitation through pyramid sales methods; and (v) solicitation through the Internet, as further discussed below.

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

Regulations on Financial Soundness — Capital Adequacy

The Financial Investment Services and Capital Markets Act sets forth various types of brokerage and/or dealing business licenses based on (i) the scope of products and services that may be provided by each type of the brokerage and/or dealing licensee and (ii) the type of customers to which such products and services may be provided. For example, a financial investment company engaged in the brokerage, dealing and underwriting businesses with retail investors as well as professional investors in connection with all types of securities is required to have a minimum paid-in capital of ￦53 billion in order to obtain a license for such brokerage, dealing and underwriting businesses.

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

Net Operating Equity = Net assets (total assets-total liabilities)-the total of items that may be deducted + the total of items that may be added

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

Capital Adequacy

The Insurance Business Act requires a minimum paid-in capital of ￦30 billion for an insurance company; provided, that, the insurance company which intends to engage in only certain types of insurance policies may have a lower paid-in capital pursuant to the Presidential Decree of the Insurance Business Act.

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

Pursuant to the regulations established by the Financial Services Commission, insurance companies are required to maintain allowances for outstanding loans, accounts receivables and other credits (including accrued income, payment on account, and bills receivables or dishonored) in an aggregate amount covering not less than 0.5% of normal credits, 2% of precautionary credits, 20% of substandard credits, 50% of doubtful credits and 100% of estimated loss credits, provided that the minimum ratio of allowances for certain type of outstanding loans by insurance companies to individuals and households (including, retail loans, housing loans, and other forms of retail loans extended to individuals not registered for business), is increased to 1% of normal credits, 10% of precautionary credits and 55% of doubtful credits . Furthermore, the regulations on insurance companies became more stringent in September 2010 by adding a requirement that insurance companies maintain allowance for bad debts in connection with real estate project financing loans in excess of 0.9% of normal credits and 7% of precautionary credits.

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

The Insurance Business Act permits banks, securities companies, credit card companies and other financial institutions to register as insurance agents or insurance brokers and engage in the insurance business (the “Bancassurance Agents”), who are currently permitted to sell all types of life and non-life insurance products, except for protection type insurance products, such as whole life insurance, critical illness insurance and automobile insurance.

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

•

loans made to any of the insurance company’s officers or employees other than loans based on insurance policy or de minimis loans of up to (1) ￦20 million in the case of a general loan, (2) ￦50 million in the case of a general loan plus a housing loan, or (3) ￦60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions.

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

U.S. Regulations

As substantially all of our, and our subsidiaries’, operations are in Korea, we are primarily subject to the regulations and supervision of the Financial Services Commission and the Financial Supervisory Service. Our subsidiaries, however, have limited operations in the United States, and we own a bank in the United States. Therefore, we and our U.S. operations are subject to U.S. supervision, regulation and enforcement by relevant authorities in the United States with regard to our U.S. operations.

U.S. Banking Regulations

Our operations in the United States are subject to a variety of regulatory regimes. Shinhan Bank maintains an uninsured branch in New York, which is licensed by the state banking authority of the State of New York. Shinhan Bank’s New York branch is subject to regulation and examination by its licensing authority, the New York State Department of Financial Services (“Department”). In addition, the Board of Governors of the Federal Reserve System (the “Federal Reserve”) exercises examination and regulatory authority over Shinhan Bank’s U.S. branch. We also own a non-member state chartered bank, Shinhan Bank America, which is regulated by the Department, as its chartering authority, and by the Federal Deposit Insurance Corporation (“FDIC”), as its primary federal banking regulator and as the insurer of its deposits. Our U.S. branch and U.S. bank subsidiary are subject to restrictions on their respective activities, as well as prudential restrictions, such as limits on extensions of credit to a single borrower, and restrictions on transactions with affiliates, among other things. We are also a financial holding company and a bank holding company under U.S. banking laws and our U.S. operations are subject to regulation, supervision and enforcement by the Federal Reserve.

Shinhan Bank’s U.S. Branch

The Department, as the licensing authority of Shinhan Bank’s U.S. branch, has the authority, in certain circumstances, to take possession of the business and property of Shinhan Bank located in New York. Such circumstances generally include violations of law, unsafe business practices and insolvency. If the Department exercised this authority over the New York branch of Shinhan Bank, all assets of Shinhan Bank located in New York would generally be applied first to satisfy creditors of the New York branch. Any remaining assets would be applied to satisfy creditors of other U.S. offices of Shinhan Bank, after which any residual assets of the New York branch would be returned to the principal office of Shinhan Bank, and made available for application pursuant to any Korean insolvency proceeding.

Financial Holding Company

Because we operate a U.S. branch and have a subsidiary bank in the U.S., our nonbanking activities in the United States are subject to regulation by the Federal Reserve pursuant to the International Banking Act of 1978, the Bank Holding Company Act of 1956 (the “BHC Act”), and other laws. We have elected to be a “financial holding company” under the BHC Act. Financial holding companies may engage in a broader spectrum of activities than bank holding companies or foreign banking organizations that are not financial holding companies, including underwriting and dealing in securities. To maintain our financial holding company status, (i) we and our U.S. subsidiary bank located in New York are required to be “well capitalized”, (ii) our U.S. branch and our U.S. subsidiary bank located in New York are required to meet certain examination ratings, and (iii) our subsidiary bank in New York is required to maintain a rating of at least “satisfactory” under the Community Reinvestment Act of 1977 (the “CRA”).

A major focus of U.S. governmental policy relating to financial institutions in recent years has been aimed at fighting money laundering and terrorist financing. Regulations applicable to us and our subsidiaries impose obligations to maintain effective policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identities of clients. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing could have serious consequences for the firm, both in legal terms and in terms of our reputation.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which was enacted on July 21, 2010 in response to the financial crisis, impacts the financial services industry by addressing, among other issues, systemic risk oversight, bank capital standards, the liquidation of failing systemically significant important institutions, OTC derivatives, the ability of banking entities, including non-U.S. banks with branches in the U.S., like us, to engage in proprietary trading activities and invest in hedge funds and private equity (the so-called Volcker rule), consumer and investor protection, hedge fund registration, securitization, investment advisors, shareholder “say on pay,” the role of credit-rating agencies, and more. The Dodd-Frank Act requires various federal banking and financial regulatory authorities to adopt a broad range of implementing rules and regulations. Such authorities have significant discretion in drafting the implementing rules and regulations and, consequently, the full impact of the Dodd-Frank Act may not be known for years.

The Dodd-Frank Act provides regulators with tools to impose greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk and bank holding companies with greater than $50 billion in assets. In imposing such heightened prudential standards on non-U.S. banks such as us, the Federal Reserve Board is directed to take into account the principle of national treatment and equality of competitive opportunity, and the extent to which the foreign bank holding company is subject to comparable home country standards. In December 2012, the Federal Reserve Board issued a notice of proposed rulemaking to apply enhanced prudential standards and an early remediation framework to foreign banking organizations, or FBOs, like us with $50 billion or more in total global consolidated assets. The proposed rule would result in significant changes to the way that the U.S. operations of FBOs are supervised by the Federal Reserve within the United States. In particular, the proposal would:

•

require an FBO with both $50 billion or more in total global consolidated assets and combined U.S. assets (excluding the total assets of each U.S. branch and agency) of $10 billion or more to establish a U.S. top-tier intermediate holding company (“IHC”) over all U.S. bank and nonbank subsidiaries subject to the proposal;

•	subject an FBO’s IHC to the same capital adequacy standards, including minimum risk based capital and leverage requirements, as those applicable to U.S. bank holding companies;

•

require an FBO with combined U.S. assets of $50 billion or more to have its U.S. operations satisfy certain liquidity risk management standards, conduct liquidity stress tests, and maintain a 30-day buffer of highly liquid assets, and an FBO with combined U.S. assets of less than $50 billion would be required to conduct an internal liquidity stress test and report the results to the Federal Reserve Board on an annual basis; and

•

subject the largest FBOs with the most significant U.S. operations (i.e., those FBOs with $50 billion or more in total global consolidated assets and $50 billion or more in combined U.S. assets, excluding the assets of their U.S. branch and agency networks) to heightened compliance obligations with respect to capital plans and capital stress testing.

The proposal also includes requirements relating to single-counterparty credit limits, overall risk management, debt-to-equity limits, and early remediation for the U.S. operations of FBOs. FBOs with total global consolidated assets of $50 billion or more as of July 1, 2014 will be subject to the proposed rules starting on July 1, 2015. The full impact of these enhanced prudential requirements on our business will not be known with certainty until final regulations have been adopted.

Shinhan Bank America

Shinhan Bank America, a state chartered bank that is located in New York and is not a member of the Federal Reserve, is subject to extensive regulation and examination by the Department, as its chartering authority, and by the FDIC, as the insurer of its deposits and as its primary federal banking regulator. The federal and state laws and regulations which are applicable to banks regulate, among other things, the activities in which they may engage and the locations at which they may engage in them, their investments, their reserves against deposits, the timing of the availability of deposited funds and transactions with affiliates, among other things. Shinhan Bank America must file reports with the Department and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions, such as establishing branches and mergers with, or acquisitions of, other depository institutions. The Department and the FDIC periodically examine the bank to test Shinhan Bank America’s safety and soundness and its compliance with various regulatory requirements. This comprehensive regulatory and supervisory framework restricts the activities in which a bank can engage and is intended primarily for the protection of the FDIC insurance fund and the bank’s depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves. Any change in such regulations, whether by the Department, the FDIC or as a result of the enactment of legislation, could have a material adverse impact on Shinhan Bank America and its operations.

Capital Requirements.    The FDIC imposes capital adequacy standards on state-chartered banks like Shinhan Bank America. In order to be considered “adequately capitalized”, the FDIC’s current capital regulations require a minimum 3.0% Tier I leverage capital requirement for the most highly-rated state-chartered, non-member banks, with an additional cushion of at least 100 basis points required for all other state-chartered, non-member banks, which effectively will increase the minimum Tier I leverage ratio for such other banks to 4.0%. Under the FDIC’s regulation, the highest-rated banks are those that the FDIC determines are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, which are considered a strong banking organization and are rated composite 1 under the Uniform Financial Institutions Rating System. Tier I or core capital is defined as the sum of common stockholders’ equity (including retained earnings), non-cumulative perpetual preferred stock and related surplus, and minority interests in consolidated subsidiaries, minus all intangible assets other than certain qualifying supervisory goodwill and certain mortgage servicing rights.

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

In order for our U.S. bank subsidiary to be classified as “well-capitalized”, which is necessary in order for us to maintain our financial holding company status, it must have a Tier I leverage ratio of at least 5%, a Tier I risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. Furthermore, banks are generally encouraged to maintain even higher levels of capital during the current period of economic difficulty.

As of December 31, 2012, Shinhan Bank America exceeded all of the capital ratio standards for a well-capitalized bank with a Tier I leverage ratio of 10.91%, a Tier I risk-based capital ratio of 16.82% and a total risk-based capital ratio of 18.09%.

The current FDIC capital adequacy guidelines will be modified in accordance with Basel III. In June 2012, the Federal Reserve, the FDIC and the Office of the Comptroller of the Currency issued three proposed rules (the “Proposed Rules”) that would substantially revise the federal banking agencies’ current capital rules and implement Basel III. The Proposed Rules, if adopted, will, among other things, narrow the definition of capital, and increase capital requirements for specific exposures. They also include higher capital ratio requirements. In addition, consistent with the Dodd-Frank Act, they remove references to, or requirements of reliance on, credit ratings in the capital rules and replace them with alternative standards of creditworthiness. Although the final rules have not been released, based on the Proposed Rules, Shinhan Bank America’s current capital ratios are more than sufficient to satisfy any reasonably anticipated increase.

Activities and Investments of New York-Chartered Banks.    Shinhan Bank America derives its lending, investment and other authority primarily from the applicable provisions of New York State Banking Law and the regulations of the Department, as well as FDIC regulations and other federal laws and regulations. See “— Activities and Investments of FDIC-Insured State-Chartered Banks” below. These New York laws and regulations authorize Shinhan Bank America to invest in real estate mortgages, consumer and commercial loans, certain types of debt securities, including certain corporate debt securities and obligations of federal, State and local governments and agencies, and certain other assets. A bank’s aggregate lending powers are not subject to percentage of asset limitations, but, as discussed below, there are limits on the amount of credit exposure that a bank may have to a single borrower or group of related borrowers. A New York-chartered bank may also exercise trust powers upon approval of the Department. Shinhan Bank America does not have trust powers.

With certain limited exceptions, Shinhan Bank America may not make loans or extend credit for commercial, corporate or business purposes (including lease financing) to a single borrower, the aggregate amount of which would be in excess of 15% of Shinhan Bank America’s net worth, on an unsecured basis, and 25% of the net worth if the excess is collateralized by readily marketable collateral or collateral otherwise having a value equal to the amount by which the loan exceeds 15% of Shinhan Bank America’s net worth. In calculating the amount of outstanding loans or credit to a particular borrower for this purpose, Shinhan Bank America must include its credit exposure arising from derivative transactions with that borrower.

Activities and Investments of FDIC-Insured State-Chartered Banks.    The activities and equity investments of FDIC-insured, state-chartered banks are generally limited to those that are permissible for national banks. Under regulations dealing with equity investments, an insured state bank generally may not directly or indirectly acquire or retain any equity investment of a type, or in an amount, that is not permissible for a national bank. An insured state bank may, among other things, (i) acquire or retain a majority interest in a subsidiary that is engaged in activities that are permissible for the bank itself to engage in, (ii) invest as a limited partner in a partnership the sole purpose of which is direct or indirect investment in the acquisition, rehabilitation or new construction of a qualified housing project, provided that such limited partnership investments may not exceed 2% of the bank’s total assets, and (iii) acquire up to 10% of the voting stock of a company that solely provides or reinsures directors’, trustees’ and officers’ liability insurance coverage or bankers’ blanket bond group insurance coverage for insured depository institutions. In addition, an FDIC-insured state-chartered bank may not directly, or indirectly through a subsidiary, engage as “principal” in any activity that is not permissible for a national bank unless the FDIC has determined that such activities would pose no risk to the insurance fund of which it is a member and the bank is in compliance with applicable regulatory capital requirements.

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

Prompt Corrective Action.    Section 38 of the Federal Deposit Insurance Act (“FDIA”) provides the federal banking regulators with broad power to take “prompt corrective action” to resolve the problems of undercapitalized institutions. The extent of the regulators’ powers depends on whether the institution in question is “well capitalized”, “adequately capitalized”, “undercapitalized”, “significantly undercapitalized” or “critically undercapitalized”. A bank is deemed to be (i) “well capitalized” if it has total risk-based capital ratio of 10.0% or more, has a Tier I risk-based capital ratio of 6.0% or more, has a Tier I leverage capital ratio of 5.0% or more and is not subject to specified requirements to meet and maintain a specific capital level for any capital measure, (ii) “adequately capitalized” if it has a total risk-based capital ratio of 8.0% or more, a Tier I risk-based capital ratio of 4.0% or more and a Tier I leverage capital ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of “well capitalized”, (iii) “undercapitalized” if it has a total risk-based capital ratio that is less than 8.0%, a Tier I risk-based capital ratio that is less than 4.0% or a Tier I leverage capital ratio that is less than 4.0% (3.0% under certain circumstances), (iv) “significantly undercapitalized” if it has a total risk-based capital ratio that is less than 6.0%, a Tier I risk-based capital ratio that is less than 3.0% or a Tier I leverage capital ratio that is less than 3.0%, and (v) “critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%. The regulations also provide that a federal banking regulator may, after notice and an opportunity for a hearing, reclassify a “well capitalized” institution as “adequately capitalized” and may require an “adequately capitalized” institution or an “undercapitalized” institution to comply with supervisory actions as if it were in the next lower category if the institution is in an unsafe or unsound condition or engaging in an unsafe or unsound practice. The federal banking regulator may not, however, reclassify a “significantly undercapitalized” institution as “critically undercapitalized.”

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

As required by the Dodd-Frank Act, the FDIC revised its deposit insurance premium assessment rates. In general, the rates are applied to a bank’s total assets less tangible capital, in contrast to the former rule which applied the assessment rate to a bank’s amount of deposits. The FDIC believes that while the largest banks will face higher assessments under the new system than they would under the former system, most banks, including Shinhan Bank America, will pay a lower total assessment under the new system than they would have paid under the former system.

As a result of the Dodd-Frank Act, the increase in the standard FDIC insurance limit from $100,000 to $250,000 was made permanent. Since the Dodd-Frank Act also authorized banks to pay interest on commercial demand deposits, commercial depositors currently must choose between earning interest on their demand deposits or having the benefit of unlimited deposit insurance coverage.

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

Brokered Deposits.    Under federal law and applicable regulations, (i) a well capitalized bank may solicit and accept, renew or roll over any brokered deposit without restriction, (ii) an adequately capitalized bank may not accept, renew or roll over any brokered deposit unless it has applied for and been granted a waiver of this prohibition by the FDIC and (iii) an undercapitalized bank may not (x) accept, renew or roll over any brokered deposit or (y) solicit deposits by offering an effective yield that exceeds by more than 75 basis points the prevailing effective yields on insured deposits of comparable maturity in such institution’s normal market area or in the market area in which such deposits are being solicited. The term “undercapitalized insured depository institution” is defined to mean any insured depository institution that fails to meet the minimum regulatory capital requirement prescribed by its appropriate federal banking agency. The FDIC may, on a case-by-case basis and upon application by an adequately capitalized insured depository institution, waive the restriction on brokered deposits upon a finding that the acceptance of brokered deposits does not constitute an unsafe or unsound practice with respect to such institution. Shinhan Bank America had an aggregate amount of $8.1 million of brokered deposits outstanding at December 31, 2012.

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

The CRA requires FDIC insured banks to define the assessment areas that they serve, identify the credit needs of those assessment areas and take actions that respond to the credit needs of the community. The FDIC must conduct regular CRA examinations of Shinhan Bank America and assign it a CRA rating of “outstanding,” “satisfactory,” “needs improvement” or “unsatisfactory.” Shinhan Bank America is also subject to provisions of the New York State Banking Law which impose similar obligations to serve the credit needs of its assessment areas. The Department and the FDIC each periodically assess a bank’s compliance, and make the assessment available to the public. Federal and New York State laws both require consideration of these ratings when reviewing a bank’s application to engage in certain transactions, including mergers, asset purchases and the establishment of branch offices. A negative assessment may serve as a basis for the denial of any such application. Shinhan Bank America has received “satisfactory” ratings from both the Department and the FDIC.

The Dodd-Frank Act created a new federal Consumer Financial Protection Bureau (“Bureau”) with broad authority to regulate and enforce consumer protection laws. The Bureau has the authority to adopt regulations under numerous existing federal consumer protection statutes. The Bureau may also decide that a particular consumer financial product or service, or the manner in which it is offered, is an unfair, deceptive, or abusive act or practice. If the Bureau so decides, it has the authority to outlaw such act or practice. The FDIC enforces the regulations of the Bureau with regard to Shinhan Bank America.

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

ITEM 4.C.	Organizational Structure

As of the date hereof, we have 13 direct and 18 indirect subsidiaries. The following diagram provides an overview of our organizational structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

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

As of December 31, 2012, Shinhan Bank had a countrywide network of 949 branches. Approximately 24.9% of these facilities were housed in buildings owned by us, while the remaining branches were leased properties. As of December 31, 2012, Jeju Bank had 39 branches of which we own 18 of the buildings in which the facilities are located, representing 46% of its total branches. Lease terms are generally from two to three years, and seldom exceed five years.

As of December 31, 2012, Shinhan Card had 40 branches, all but one of which were leased. Lease terms are generally from one to two years. We also lease Shinhan Card’s headquarters for a term of five years. As of December 31, 2012, Shinhan Investment had 103 branches of which we own eight of the buildings in which the facilities are located, representing 8% of its total branches. Lease terms are generally from one to two years. As of December 31, 2012, Shinhan Life had 225 branches which we leased for a term of generally two to three years.

The net book value of all the properties owned by us at December 31, 2012 was ￦2,587 billion. We do not own any material properties outside of Korea.

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

Overview

We are one of the leading financial institutions in Korea in terms of total assets, revenues, profitability and capital adequacy, among others. Incorporated on September 1, 2001, we are the first privately-held financial holding company to be established in Korea. Since inception, we have developed and introduced a wide range of financial products and services in Korea and aimed to deliver comprehensive financial solutions to clients through a convenient one-portal network. According to reports by the Financial Supervisory Service, we are one of the three largest financial services providers in Korea as measured by total assets as of December 31, 2012 and operate the third largest banking business (as measured by consolidated total assets as of December 31, 2012) and the largest credit card business (as measured by the total credit purchase volume as of December 31, 2012) in Korea.

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

The ongoing fiscal and financial difficulties affecting Europe and elsewhere in the world and the slow economic recovery in Korea and globally continue to present a number of difficulties and challenges for financial institutions in Korea, including us, particularly in the form of deterioration in asset quality as an increasing number of corporate borrowers face liquidity difficulties and are forced to undergo restructuring, sometimes under the guidance of the Government. For example, Shinhan Bank’s delinquency ratio increased from 0.48% as of December 31, 2010 to 0.60% as of December 31, 2011 and 0.61% as of December 31, 2012, primarily as a result of increased delinquency among corporate borrowers (including Kukdong Engineering & Construction Co. and Woongjin Holdings Co., Ltd., both of which applied for court receivership in September 2012), particularly in the construction and real estate leasing business due to the continued slump in the Korean real estate market. In contrast to the corporate section, the ongoing economic sluggishness has had a less severe impact on our retail businesses, particularly in our retail banking and credit card businesses. This was largely because our retail loans are mostly mortgage and home equity loans collateralized by residential properties and individuals and households traditionally are less prone to default on mortgage and home equity loans. Nonetheless, Shinhan Bank’s delinquency ratio for the retail sector increased from 0.30% as of December 31, 2010 to 0.39% as of December 31, 2011 and 0.53% as of December 31, 2012 primarily due to increased delinquency among retail borrowers in relation to certain primary housing loans resulting from the sustained slump in the housing market. As for our credit card business, Shinhan Card’s delinquency ratio increased from 2.0% as of December 31, 2010 to 2.3% as of December 31, 2011 and 2.6% as of December 31, 2012 due primarily to an increase in its operating assets.

We derive most of our income from interest earned on our corporate and retail loans, net of funding costs (which primarily consist of interest payable on customer deposits). Net interest income is largely a function of the average volume of loans and the net interest spread thereon. Since 2010 as the immediate impact of the recent global financial crisis subsided somewhat, our average volume of loans and deposits increased. The average volume of loans increased largely as we continued to make secured housing loans while reducing exposure to unsecured lending, and corporate customers increasingly came to rely on bank loans as a source of funding due to difficulties in finding alternative sources of funding in capital markets due to the credit crisis and the volatility in financial markets.

From 2010 to 2011, the average rate on interest-earning assets increased faster than the average yield on interest-bearing liabilities and the volume effect (related to the net changes in the average balance of interest-earning assets relative to that of interest-bearing liabilities) outweighed the rate effect (related to the net changes in the average rate of interest payable on interest-earning assets relative to that of interest-bearing liabilities). Accordingly, Shinhan Bank’s net interest income increased from ￦4,590 billion in 2010 to ￦4,971 billion in 2011. Net interest income after provision for loan losses increased from ￦3,464 billion in 2010 to ￦4,324 billion in 2011 principally due to a decrease in provision for loan losses resulting from a reduction of borrowers subject to restructuring due following a large-scale fast-track restructuring undertaken in 2010 and an overall improvement in asset quality of loans due to Shinhan Bank’s enhanced risk management policies. As a result, Shinhan Bank’s operating income also increased from ￦2,193 billion in 2010 to ￦2,673 billion in 2011.

From 2011 to 2012, both the average yield on interest-earning assets and the average rate on interest-bearing liabilities decreased (with the former decreasing more sharply than the latter due to the relative difference in maturity profiles) while the average balance increased for both interest-earning assets and interest-bearing liabilities. Largely due to the greater decrease in the average yield on interest-earning assets compared to that for the average rate on interest-bearing liabilities, Shinhan Bank’s net interest income decreased from ￦4,971 billion in 2011 to ￦4,751 billion in 2012. Net interest income after provision for loan losses amounted to ￦4,325 billion and ￦3,933 billion in 2011 and 2012, respectively. Shinhan Bank’s operating income also decreased from ￦2,673 billion in 2011 to ￦2,071 billion in 2012.

As for Shinhan Card, its net interest income is largely dependent on the transaction volume and less sensitive to interest rate movements than our banking business, since merchant fees (representing a fixed percentage of a credit card purchase amount) provide a stable source of income and our credit card business enjoys more diversified sources of funding, including commercial paper, corporate debentures (which have maturities longer than most bank deposit products) and asset-backed securitizations. The credit card transaction volume is largely dependent on the overall trends of the general economy, such as general consumer spending patterns. As a result, operating revenue for Shinhan Card increased from to ￦4,264 billion in 2010 to ￦4,526 billion in 2011, largely due to the increased volume of credit card loans, and remained largely stable from ￦4,526 billion in 2011 to ￦4,599 billion in 2012, largely due to the increased volume of credit card loans, which was substantially offset by a reduction in merchant fee rates.

The following provides a discussion of the major trends surrounding the general economy and the financial services sector in Korea in 2012 and our current outlook for 2013 as they relate to our core businesses. The following discussion represents the subjective view of our management and may significantly differ from the actual results for 2013.

Recent Developments and Outlook for Korean Economy

In 2012, the Korean economy grew at a slow rate of 2.0% largely due to continued sluggishness in export growth due to the ongoing weakness in major developed economies as well as a cooling in domestic consumption in tandem with an increased level of household debt and continued sluggishness in the real property market. In order to mitigate the impact of deteriorating consumer and investor sentiment and unfavorable exchange rates and to stabilize the Korean economy and financial markets, the Bank of Korea incrementally lowered the base interest rate from 3.25% in 2011 to 3.00% and 2.75% in July and October of 2012, respectively. A decline in interest rates generally results in deterioration of Shinhan Bank’s net interest margin. See “— Interest Rates” below.

We do not expect the global economy to experience a drastic recovery in 2013. While the U.S. economy has experienced certain positive developments in its economic indicators, it continues to face high levels of unemployment and fiscal uncertainties, which may prevent it from experiencing rapid recovery. Europe is expected to continue to undergo fiscal austerity and deleveraging measures, which may lead to further deepening of the current recession, and there remains substantial uncertainty as to whether the fiscal and financial crisis in Europe will be favorably resolved. Chinese and Indian economies also show symptoms of cooling, and it remains unclear whether other emerging economies will be able to provide a buffer effect against the sluggishness in the major global markets, such as the United States and Europe.

Given the export-dependent nature of the Korean economy, the uncertainties in the global economic outlook are expected to continue to dampen chances for substantial economic growth in Korea, even if Korea becomes successful in controlling inflation. Accordingly, we expect the Korean economy to continue to post a low growth rate in 2013, and potentially a significantly lower rate compared to 2012, if the fiscal and financial crisis in Europe and elsewhere were to escalate and/or other major economies in the U.S. or China were to remain stagnant.

Recent Developments and Outlook for the Korean Financial Sector

Commercial Banking

In 2012, major commercial banks in Korea experienced a positive growth in total loan volume, but we expect that such growth will be limited in 2013 due to the expected sluggishness in the global, and in turn, Korean, economy. In terms of asset quality and profitability, Korean commercial banks generally experienced negative growth in 2012 due to the continued sluggishness in the real estate and other industries as well as the low interest-rate environment. In 2013, these banks may experience further reduced profitability due to an increase in delinquency and default rates and higher provisioning for loans, especially if the general economy continues to experience limited growth or remain stagnant overall.

On the regulatory side, we expect the Government to continue to introduce measures that are designed to further strengthen the asset quality of commercial banks as well as protect and assist consumers of financial services, including commercial banking services, such as by reducing or eliminating service fees. We believe that such measures will likely reduce asset growth and profitability of commercial banks, including Shinhan Bank.

We expect competition to further intensify in light of the recent acquisition of Korea Exchange Bank by Hana Financial Group and the expansion of retail operations by former specialized policy banks, such as National Agricultural Cooperative Federation and Industrial Bank of Korea. Competition is expected to be particularly intense in the area of asset management as more financial service providers enter into this business area to gain market share.

In light of the expected continuation of slow growth in the Korean economy in 2013, which may result in further deterioration of overall asset quality, coupled with the continued enhancement of regulatory scrutiny, we plan to continue to implement proactive risk management policies by conservatively managing loan growth and focusing on high-quality assets.

Credit Cards

We believe that in 2013, notwithstanding the sluggishness in the general economy and weakened consumer sentiment, the credit card market will likely continue to grow due to inflation and the regulatory incentives for making small purchases. However, profitability may suffer as a result of new regulations requiring reductions in merchant fees charged by credit companies and restrictions on leveraging, as well as a rise in delinquency due to the sluggishness in the general economy.

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

As a result, we expect the credit card industry to experience a slowdown in revenue growth and profitability, and the ability to attract high quality customers, provide new product offerings, improve efficiency in marketing and customer service, expand incidental services and strengthen our risk management is expected to be key in maintaining revenue and profitability growth in 2013.

Securities

In 2012, amid increased stock market volatility and low interest-rate environment, the market for asset management services grew substantially as investors sought a more balanced and stable pool of investment products such as portfolio investment products known as “wrap” accounts, equity and debt linked securities and monthly investment return products. In 2013, we believe securities firms will continue to focus on the asset management services market by offering new products and services. In addition, under changed regulations, the securities industry will also see the introduction of hedge funds and prime brokerage firms in Korea.

In 2013, we believe that the stock market will remain volatile, and there will be a continued focus on investor protection and risk management. In addition, technological advances such as mobile trading systems will continue to undercut brokerage fees charged by existing brokerage firms, which will incentivize securities firms to diversify their business models to increasingly focus on other revenue generating opportunities, such as investment banking and asset management.

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

We believe that continued customer demand for investment products, the expansion of the pension fund market, the growth of the asset management market following the introduction of hedge funds in Korea and an increase in investment bank activities will be key to the continued growth in the securities industry in Korea in 2013.

Life Insurance

In 2013, we expect that life insurance companies will experience growth from increased demand for annuities and health insurance products related to the aging demographics, but that such growth will be limited by the anticipated sluggishness in the general economy, low interest rate environment and volatility in the financial markets.

On the regulatory side, the Government has introduced, or is expected to introduce, several measures that are expected to further improve the business environment for the life insurance industry. Some examples are (i) restrictions on the upfront payouts of commissions payable to insurance brokers on savings-type life insurance products and adoption of an amortized payment schedule of such commissions to streamline the incentives of insurance brokers (including setting a ceiling on the amount of amortizable commissions to of 50% of the upfront commissions paid and requiring the excess commissions paid as current expenses, effective April 2013), (ii) amendments to the Employee Retirement Benefit Security Act effective July 2012, which are expected to further foster growth in the retirement insurance market, namely by enabling individual retirement pension schemes and allowing insurance planners to market on behalf of retirement insurers and (iii) the adoption of the Privacy Act, effective September 2011, which, among others things, expands disclosure requirements for insurance companies, which is expected to curtail imperfect sales and bolster customer confidence in life insurance companies and their products.

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

Due, in part, to the variety of services being offered and the broad range of potential customers, specialized credit providers often find it relatively easy to develop new customer segments and provide niche offerings. Due to the relatively low barriers of entry, however, competition is intense and is expected to further intensify as a result of the commencement of auto loan offerings by commercial banks and the expanded entry into personal loan markets by micro lenders.

In response to growing concerns regarding the high levels of household debt and the ability of retail customers to repay credit, the Government is expected to encourage lending at lower interest rates. Furthermore, the provisioning requirements for real-estate project financing by specialized credit providers have become stricter recently. As a result, enhanced risk management in the face of growing competition and more restrictive regulatory environment will be key to the profitability of specialized credit providers in 2013.

Asset Management

In 2012, fund formation activities by domestic asset managers largely stabilized as investor flight significantly subsided in the aftermath of the recent global financial crisis. In addition, due to the increased engagement of third-party investment management services by institutional investors, discretionary investment services experienced continued growth in 2012.

In 2013, we expect the activity level in the investment management industry to remain similar to the previous year due to uncertainties surrounding the domestic and international economy, with the exception of the discretionary investment market, which is expected to continue to grow due to expanded use of such services by large institutional investors, such as the National Pension Service. However, we expect to see further diversification of the services offered by this industry as customer needs continue to differentiate. Accordingly, the ability to offer new products that are tailored to differentiated customer needs, as well as to manage customer expectations for portfolio performance in the face of growing uncertainties in the general economy and financial markets, will be key to the revenue and profitability of asset management service companies.

Private Equity

Since the introduction of private equity funds in Korea at the end of 2004, the number of registered private equity funds with the Financial Supervisory Commission has increased. For example, in 2012, 226 private equity funds with an aggregate fund size of ￦40 trillion were registered compared to 181 private equity funds with an aggregate fund size of ￦31.8 trillion registered in 2011. As these funds increase their funding size, we expect them to diversify their investment focus, including to buyouts and restructuring of troubled companies.

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

Interest Rates

Interest rate movements, in terms of magnitude and timing as well as their relative impacts on our assets and liabilities, have a significant impact on our net interest margins and profitability, particularly with respect to its financial products that are sensitive to such movements. For example, if the interest rates applicable to Shinhan Bank’s loans (which are recorded as our assets) decrease or increase at a slower pace or by a thinner margin compared to the interest rates applicable to its deposits (which are recorded as our liabilities), Shinhan Bank’s net interest margin will shrink and its profitability will be negatively affected. In addition, the relative size and composition of Shinhan Bank’s variable rate loans and deposits (as compared to our fixed rate loan and deposits) may also impact Shinhan Bank’s net interest margin. Furthermore, the difference in the average term of Shinhan Bank’s interest-earning assets (primarily loans) compared to its interest-bearing liabilities (primarily deposits) may also impact its net interest margin. For example, since Shinhan Bank’s deposits tend to have a longer term, on average, than that of its loans, its deposits are on average less sensitive to movements in the base interest rates on which its deposits and loans tend to be pegged, and therefore, an increase in the base interest rates tend to increase its net interest margin while a decrease in the base interest rates tend to have the opposite effect. Since

Shinhan Bank is one of our principal operating subsidiaries, its net interest margin and profitability have a substantial effect on ours. While we continually manage our assets and liabilities to minimize our exposure to the interest rate volatility, such efforts by us may not mitigate the impact of interest rate volatility in a timely or effective manner.

Prior to February 2010, major commercial banks in Korea, including Shinhan Bank, principally used the certificate of deposit, or CD, rates set by Bank of Korea in determining the base rate for secured housing loans, which represent the substantial majority of retail loans. However, amid concerns that the CD rates do not accurately represent the banks’ cost of capital as certificates of deposit constitute relatively a minor fraction of the banks’ assets and in light of the substantial variance in recent periods between the CD rates and the actual market rates, beginning in February 2010, the Korean Federation of Banks publishes the “cost of funding index”, or COFIX, which is computed based on the weighted average interest of select funding products (including time deposits, housing and other installment savings deposits, repos, discounted bills and senior non-convertible financial debentures) of nine major Korean banks (comprised of Kookmin Bank, Shinhan Bank, Woori Bank, Hana Bank, Korea Exchange Bank, NH Bank, Industrial Bank of Korea, Citibank Korea and Standard Chartered Bank). Each bank then independently determines the interest rate applicable to the customer by adding a spread to the COFIX based on the difference between the COFIX and such bank’s general funding costs, administration fees, the customer’s credit score, the maturity of the loan and other customer-specific premiums and discounts based on the customer relationship with such bank. These interest rates are typically set on a monthly basis.

The following table shows certain benchmark Won-denominated borrowing interest rates as of the dates indicated.

	Corporate Bond Rates(1)	Treasury Bond Rates(2)	Certificate of Deposit Rates(3)	COFIX Balance-Based(4)	COFIX New Borrowing-Based(5)
June 30, 2008	6.88	5.90	5.37	N/A	N/A
December 31, 2008	7.72	3.41	3.93	N/A	N/A
June 30, 2009	5.39	4.16	2.41	N/A	N/A
December 31, 2009	5.53	4.41	2.86	N/A	N/A
June 30, 2010	4.77	3.86	2.46	3.95	2.89
December 31, 2010	4.27	3.38	2.80	3.72	3.10
June 30, 2011	4.49	3.76	3.57	3.88	3.66
December 31, 2011	4.21	3.34	3.55	3.95	3.69
June 30, 2012	3.87	3.30	3.54	3.91	3.63
December 31, 2012	3.29	2.82	2.89	3.57	3.01

Source: Korea Securities Dealers Association

Notes:

(1)	Measured by the yield on three-year AA- rated corporate bonds.

(2)	Measured by the yield on three-year treasury bonds.

(3)	Measured by the yield on certificates of deposit (with maturity of 91 days).

(4)	Measured based on the weighted average of the borrowing rates for the monthly ending balances of the funding made by the commercial banks that are subject of the COFIX reporting.

(5)	Measured based on the weighted average of the borrowing rates for new funding for each month made by the commercial banks that are subject of the COFIX reporting.

Critical Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated annual financial statements, unless otherwise indicated.

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

Investments in Associates and Jointly Controlled Entities (Collectively, “Associates”)

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

Investments in associates are accounted for using the equity method and are recognized initially at cost. Our investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include our share of the income and expenses and equity movements of associates, after adjustments to align their accounting policies with ours, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When our share of losses exceeds our interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that we have an obligation or are otherwise required to make payments on behalf of the investee.

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

Hedge of Net Investment in Foreign Operations

We apply hedge accounting to foreign currency differences arising between the functional currency of the foreign operations and the parent entity’s functional currency (namely, Korean Won), regardless of whether the net investment is held directly or through an intermediate parent.

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

Cash and Cash Equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by us in the management of our short-term commitments.

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

Available-for-sale Financial Assets

Available-for-sale financial assets are the non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. They are measured at fair value after their initial recognition.

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

Allowance for Loan Losses

Our methodology for determining allowance for loan losses has changed in 2011.

Under both the previous and current methodology, determining allowance for loan losses involves determination both at the individual level and on the aggregate basis. While there is no material difference between our previous and current methodology in determining allowance for loan losses at the individual level except for differences in its recognition of loan losses as a result of subsequent events, there are certain differences when determining the allowance on the aggregate basis.

When determining allowance for loan losses, under the previous methodology, Shinhan Bank, which accounts for the substantial majority of loans held by Shinhan Financial Group, used a migration model, while under the current methodology, Shinhan Bank used a probability of default / loss-given default (“PD/LGD”) model. Certain differences may arise in allowances for loan losses calculated under the previous migration model and the current PD/LGD model.

Under the previous migration model, when determining allowance for loan losses, Shinhan Bank, which accounts for the substantial majority of loans held by Shinhan Financial Group, applied a migration model based on loan classifications. Shinhan Bank identified the probability of default for corporate loans through a migration model, which uses a statistical tool to monitor the progression of loans through nine different classifications over recent one year, while retail loans uses five different classifications over recent one year and are segmented into the two product types for the purposes of credit risk evaluation, namely, mortgage and home equity loans, and other retail loans (consisting of unsecured and secured retail loans). Loss given default for corporate loans is derived by the loss rate of individually evaluated impaired loans, while retail loans is derived by the historical charge-off and recovery information of the portfolio.

Under the current PD/LGD model, Shinhan Bank calculates the aggregate allowance for loan losses by multiplying (x) the probability of default for each class of borrowers that have been assigned the same credit rating by (y) the loss given default for such class of borrowers. A particular credit rating is assigned individually to each borrower based on (i) the borrower type (namely, household, corporate, SOHOs or high-risk borrowers) and (ii) its particular risk and credit profile within such type, using our proprietary credit evaluation model.

Our current PD/LGD model determines the probability of default for each class of borrowers having the same credit rating as follows. First, we determine the projected probability of default for such class of borrowers using the longer look-back periods under IFRS. However, at least annually (and more frequently during times of heightened systemic risks), we test such projected probability of default against the actual rate of default among such class of borrowers in the 12-months period immediately preceding such testing date. If based on such test the actual rate of default exceeds the mean or the maximum value of projected probability of default, we reassess, on an individual basis and using more conservative metrics, the credit rating assigned to each borrower within such class. Such credit rating reassessment generally has the effect of lowering the credit rating for a substantial number of borrowers that initially belonged to such class, which in turn has the effect of increasing the allowance of losses on an aggregate basis since the pool of borrowers having high credit ratings will have shrunk (and the pool of borrowers having lower credit ratings will have expanded) as the result of the individualized credit rating reassessment. Hence, such recalibration has the effect of reflecting the effects of current conditions in our final determination of the probability of default.

The migration and PD/LGD methods described above also have other differences. Under the previous migration method, the historical loss rate on migration analysis is calculated from a transition matrix table based on asset quality classification and takes into consideration historical loss rates and recovery rates after charge-off, whereas the current PD/LGD method (sophisticated approach), also known as Advanced Internal Rating-Based approach under Basel II, is calculated via measurable long-term risk factors such as probability of default from risk grading and loss given default based on the Basel II framework.

We believe that our current PD/LGD model has the following advantages compared to the previous migration model:

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

Intangible Assets such as Club Memberships with Indefinite Useful Lives

There are no foreseeable limits to the periods over which club memberships are expected to be available for use. This intangible asset is determined as having indefinite useful lives and not amortized.

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

Preference Share Capital

Preference share capital is classified as equity if it is non-redeemable, or redeemable only at our option, and any dividends are discretionary. Dividends thereon are recognized as distributions within equity upon approval by our shareholders.

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

Recognition of Interest Income on Impairment Losses

Once an impairment loss has been recognized on a loan, although the accrual of interest in accordance with the contractual terms of the instrument is discontinued, interest income is recognized at the rate of interest that was used to discount estimated future cash flows for the purpose of measuring the impairment loss.

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

Customer Loyalty Program

For customer loyalty programs, the fair value of the consideration received or receivable in respect of the initial sale is allocated between award credits (“points”) and other components of the fee and commission income. The Group provides awards, in the form of price discounts and by offering a variety of gifts. The fair value allocated to the points is estimated by reference to the fair value of the monetary and/or non-monetary benefits for which they could be redeemed. The fair value of the benefits is estimated taking into account the expected redemption rate and the timing of such expected redemptions. Such amount is deferred and recognized as unearned revenue. Unearned revenue is recognized only when the points are redeemed and the Group has fulfilled its obligations to provide the benefits. The amount of revenue recognized in those circumstances is based on the number of points that have been redeemed in exchange for benefits, relative to the total number of points that are expected to be redeemed.

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

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences associated with investments in subsidiaries, associates, and interests in joint ventures, to the extent that we are able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

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

Accounting for Trust Accounts

We account for trust accounts separately from our group accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the consolidated financial statements except guaranteed fixed rate money trusts controlled by us, based on an evaluation of the substance of its relationship with us and the special purpose entity’s risks and rewards. Funds transferred between a group account and a trust account are recognized as borrowings from trust accounts in other liabilities with fees for managing the accounts recognized as non-interest income by us.

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

Average Balance Sheet and Volume and Rate Analysis

Average Balance Sheet and Related Interest

The following table shows our average balances and interest rates, as well as the net interest spread, net interest margin and asset liability ratio, in 2010, 2011 and 2012.

	Year Ended December 31,
	2010					2011					2012
	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate
	(In billions of Won, except percentages)
Assets:
Interest-earning assets
Due from banks	￦	11,197	￦	169	1.51%	￦	11,111	￦	249	2.24%	￦	11,975	￦	242	2.02%
Trading assets		11,709		358	3.06		11,285		414	3.67		14,824		412	2.78
Loans(2)
Retail loans		63,673		3,416	5.36		66,953		3,750	5.60		70,424		3,820	5.42
Corporate loans		93,720		5,134	5.48		99,734		5,349	5.36		102,723		5,274	5.13
Public and other loans		2,519		130	5.18		3,516		193	5.50		3,591		195	5.43
Loans to banks		3,646		96	2.63		3,750		102	2.72		5,197		153	2.93
Credit card loans		16,278		1,795	11.03		17,740		1,887	10.64		17,508		1,834	10.48

Total loans		179,836		10,571	5.88		191,693		11,281	5.88		199,442		11,275	5.65

Securities(3)
Available-for-sale financial assets		24,674		962	3.90		26,626		1,026	3.85		30,540		1,154	3.78
Held-to-maturity financial assets		12,894		687	5.33		12,307		643	5.22		11,793		595	5.04

Total securities		37,568		1,649	4.39		38,933		1,669	4.29		42,332		1,749	4.13

Other interest-earning assets		—		162	—		—		168	—		—		179	—

Total interest-earning assets	￦	240,310	￦	12,909	5.37%	￦	253,022	￦	13,781	5.45%	￦	268,574	￦	13,857	5.16%

Non-interest-earning assets
Cash and due from banks	￦	2,983				￦	2,390				￦	2,661
Derivative assets		4,574					2,951					2,092
Available-for-sale financial assets		4,919					4,760					4,372
Property and equipment and intangible assets		7,007					6,981					7,302
Other non-interest-earning assets		13,367					15,551					13,988

Total non-interest-earning assets	￦	32,850				￦	32,633				￦	30,415

Total assets	￦	273,160	￦	12,909		￦	285,655	￦	13,781		￦	298,990	￦	13,857

	Year Ended December 31,
	2010					2011					2012
	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate
	(In billions of Won, except percentages)
Liabilities:
Interest-bearing liabilities
Deposits
Demand deposits	￦	15,905	￦	111	0.70%	￦	16,517	￦	119	0.72%	￦	17,233	￦	118	0.68%
Savings deposits		33,655		331	0.98%		34,234		335	0.98%		35,487		356	1.00
Time deposits		93,385		3,270	3.50%		99,654		3,597	3.61%		109,743		3,980	3.63
Other deposits		4,884		224	4.58%		3,513		130	3.71%		1,875		61	3.26

Total interest-bearing deposits		147,829		3,936	2.66%		153,918		4,181	2.72%		164,338		4,515	2.75

Trading liabilities		—		—	—		—		—	—		—		—	—
Borrowings		18,549		390	2.10%		19,733		485	2.46%		21,667		544	2.51
Debt securities issued		41,054		2,041	4.97%		40,048		1,943	4.85%		39,950		1,740	4.36
Other interest-bearing liabilities		1,669		69	4.13%		1,715		92	5.34%		1,602		84	5.25

Total interest-bearing liabilities	￦	209,101	￦	6,436	3.08%	￦	215,414	￦	6,701	3.11%	￦	227,557	￦	6,883	3.02%

Non-interest-bearing liabilities
Non-interest-bearing deposits	￦	2,979				￦	2,570				￦	2,459
Derivatives liabilities		3,829					2,569					1,811
Insurance liabilities		8,199					9,940					12,053
Other non-interest-bearing liabilities		23,142					26,693					26,943

Total non-interest-bearing liabilities	￦	38,149				￦	41,772				￦	43,266

Total liabilities	￦	247,250	￦	6,436		￦	257,186	￦	6,701		￦	270,823	￦	6,883

Total equity attributable to equity holder of the Group		23,444					26,008					25,703
Non-controlling interest		2,466					2,461					2,464

Total liabilities and equity	￦	273,160	￦	6,436		￦	285,655	￦	6,701		￦	298,990	￦	6,883

Net interest spread(4)					2.29%					2.34%					2.13%
Net interest margin(5)					2.69%					2.80%					2.60%
Average asset liability ratio(6)					114.93%					117.46%					118.03%

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank and (b) quarterly balances for other subsidiaries.

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

Analysis of Changes in Net Interest Income — Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income between changes in volume and changes in rates for (i) 2012 compared to 2011 and (ii) 2011 compared to 2010. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities in proportion to absolute volume and rate change. The variance caused by the change in both volume and rate has been allocated in proportion to the absolute volume and rate change.

	From 2011 to 2012 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change
	(In billions of Won)
Increase (decrease) in interest income
Due from banks	￦	19	￦	(25)	￦	(6)
Trading assets		112		(114)		(2)
Loans:
Retail loans		191		(120)		70
Corporate loans		157		(233)		(75)
Public and other loans		4		(3)		1
Loans to banks		42		9		51
Credit card loans		(25)		(29)		(54)

Total loans		370		(376)		(7)

Securities:
Available-for-sale financial assets		148		(20)		129
Held-to-maturity financial assets		(26)		(22)		(48)

Total securities		122		(41)		80

Other interest-earning assets		0		11		11

Total interest income	￦	622	￦	(546)	￦	76

Increase (decrease) in interest expense
Deposits:
Demand deposits	￦	5	￦	(6)	￦	(1)
Savings deposits		12		9		21
Time deposits		366		17		383
Other deposits		(55)		(14)		(69)

Total interest-bearing deposits		328		6		334

Trading liabilities		0		0		0
Borrowings		48		10		58
Debt securities issued		(5)		(198)		(203)
Other interest-bearing liabilities		(6)		(1)		(7)

Total interest expense	￦	366	￦	(184)	￦	182

Net increase (decrease) in net interest	￦	256	￦	(362)	￦	(106)

	From 2010 to 2011 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change
	(In billions of Won)
Increase (decrease) in interest income
Due from banks		￦ (1)	￦	81	￦	80
Trading assets		(13)		69		56
Loans:
Retail loans		180		154		334
Corporate loans		324		(109)		215
Public and other loans		54		9		63
Loans to banks		3		3		6
Credit card loans		157		(65)		92

Total loans		718		(8)		710

Securities:
Available-for-sale financial assets		75		(11)		64
Held-to-maturity financial assets		(31)		(13)		(44)

Total securities		44		(24)		20

Other interest-earning assets		—		6		6

Total interest income	￦	748	￦	124	￦	872

Increase (decrease) in interest expense
Deposits:
Demand deposits	￦	4	￦	4	￦	8
Savings deposits		6		(2)		4
Time deposits		224		103		327
Other deposits		(56)		(38)		(94)

Total interest-bearing deposits		178		67		245

Trading liabilities		—		—		—
Borrowings		26		69		95
Debt securities issued		(49)		(49)		(98)
Other interest-bearing liabilities		2		21		23

Total interest expense	￦	157	￦	108	￦	265

Net increase (decrease) in net interest	￦	591	￦	16	￦	607

Results of Operations

2012 Compared to 2011

The following table sets forth, for the periods indicated, the principal components of our operating income.

	Year Ended December 31,
	2011		2012		% Change
	(In billions of Won, except percentages)
Net interest income	￦	7,080	￦	6,974	(1.5)%
Net fees and commission income		1,759		1,572	(10.6)
Net other operating income (expense)		(4,666)		(5,352)	14.7

Operating income	￦	4,173	￦	3,194	(23.4)%

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income.

	Year Ended December 31,
	2011		2012		% Change
	(In billions of Won, except percentages)
Interest income:
Cash and due from banks	￦	249	￦	242	(2.8)%
Trading assets		394		387	(1.8)
Financial assets designated at fair value through profit or loss		20		26	30.0
Loans		11,282		11,275	(0.1)
Available-for-sale financial assets		1,026		1,154	12.5
Held-to-maturity financial assets		643		595	(7.5)
Other interest income		167		178	6.6

Total interest income	￦	13,781	￦	13,857	0.6%

Interest expense:
Deposits	￦	4,181	￦	4,515	8.0%
Borrowings		485		544	12.2
Debt securities issued		1,943		1,740	(10.4)
Other interest expense		92		84	(8.7)

Total interest expense	￦	6,701	￦	6,883	2.7%

Net interest income	￦	7,080	￦	6,974	(1.5)%

Net interest margin(1)		2.80%		2.60%

Note:

(1)	Represents the ratio of net interest income to average interest-earning assets. See “— Average Balance Sheet and Volume and Rate Analysis — Average Balance Sheet and Related Interest.”

Interest income.    The moderate 0.6% increase in interest income was due primarily to the stable level of interest on loans coupled with a 12.5% increase in interest on available-for-sale financial assets. The increase in interest on available-for-sale financial assets largely resulted from a 14.7% increase in the average balance of our available-for-sale financial assets from ￦26,626 billion in 2011 to ￦30,540 billion in 2012 due to our active investment in debt securities as a source of profit in the face of sluggishness of the general economy, which was partially offset by a decrease in the average interest rates for available-for-sale financial assets from 3.85% in 2011 to 3.78% in 2012 due a general decrease in market interest rates.

Interest on loans remained largely stable, having decreased by 0.1% from ￦11,282 billion in 2011 to ￦11,275 billion in 2012, primarily as a result of a decrease in the average lending rate from 5.89% in 2011 to 5.65% in 2012 largely as a result of a general decrease in market interest rates in reflection of the lowering of the base rate by the Bank of Korea and the ample liquidity in the Korean financial sector, which was substantially offset by a 4.0% increase in the average balance of total loans from ￦191,693 billion in 2011 to ￦199,442 billion in 2012 due to an increase in the average balance of both retail and corporate loans following targeted loan growth in select strategic customer segments.

Interest on retail loans increased by 1.9% from ￦3,750 billion in 2011 to ￦3,820 billion in 2012, which was primarily due to a 5.2% increase in the average balance of retail loans from ￦66,953 billion in 2011 to ￦70,424 billion in 2012, which was partially offset by a decrease in the average lending rate for such loans from 5.60% in 2011 to 5.42% in 2012. The average balance of retail loans increased principally as a result of a net increase in the volume of mortgage and home equity loans in 2012 largely due to a decrease in the lending rates in the second half of 2012 which more than offset the prolonged downturn in the real estate market, as well an increase in specialized lending to police officers and other government employees with relatively strong job security and stable credit profiles as part of our tailored strategic marketing efforts. The average lending rate for retail loans decreased largely as a result of a decrease in the base rate set by the Bank of Korea, which largely determines the market rates for certificates of deposit, which in turn largely determines our lending rates for a substantial majority of our retail loans.

Interest on corporate loans decreased by 1.4% from ￦5,349 billion in 2011 to ￦5,274 billion in 2012, which was primarily due to a decrease in the average lending rate for corporate loans from 5.36% in 2011 to 5.13% in 2012, which was partially offset by a 3.0% increase in the average balance of such loans from ￦99,734 billion in 2011 to ￦102,723 billion in 2012. The average lending rate for corporate loans decreased largely as a result of a general decrease in market interest rates in reflection of the lowering of the base rate by the government and the ample liquidity in the Korean financial sector. The average balance of corporate loans increased principally as a result of an increase in the volume of facility loans as well as an increase in the volume of loans to small-office, small-home sole proprietorship borrowers (SOHOs) and other quality small- to medium-sized enterprises with strong credit profiles as part of our tailored strategic marketing efforts, which was partially offset by a decrease in the volume of working capital loans following the redemption by Korea Deposit Insurance Corporation of working capital loans in the aggregate amount of ￦1,982 billion in the first half of 2012 in connection with the restructuring of savings banks.

Interest expense.    Interest expense increased by 2.7% from ￦6,701 billion in 2011 to ￦6,883 billion in 2012, due primarily to a 8.0% increase in interest expense on deposits from ￦4,181 billion in 2011 to ￦4,515 billion in 2012 and a 12.2% increase in interest expense on borrowings from ￦485 billion in 2011 to ￦544 billion in 2012, which was partially offset by a 10.4% decrease in interest expense on debt securities issued from ￦1,943 billion in 2011 to ￦1,740 billion in 2012.

The increase in interest expense on deposits was due to a 6.8% increase in the average balance of deposits from ￦153,918 billion in 2011 to ￦164,338 billion in 2012 and a slight increase in the average interest rate payable on deposits from 2.72% in 2011 to 2.75% in 2012. The increase in the average balance of deposits was primarily due to a 10.1% increase in the average balance of time deposits from ￦99,654 billion in 2011 to ￦109,743 billion in 2012, which was partially offset by a 46.6% decrease in the average balance of other deposits from ￦3,513 billion in 2011 to ￦1,875 billion in 2012. The overall increase in the average balance of deposits was largely due to the increasing preference among consumers for bank deposits (and particularly, time deposits, which generally offered the highest interest rates among our deposit products) as safe investment products amid the continued uncertainty in the general economy and the sustained slump in the housing market. The average balance of other deposits, which principally consist of certificates of deposit, decreased primarily as a result of our efforts to replace a portion of certificates of deposit with regular customer deposits in order to improve our loan-to-deposit ratio since the former are not classified as deposits for purposes of computing such ratio. The slight increase in the average interest rate payable on deposits resulted mainly from an increase in the average interest rate payable on time deposits from 3.61% in 2011 to 3.63% in 2012, which more than offset the decrease in the average interest rate payable on other deposits from 3.71% in 2011 to 3.26% in 2012. The average interest rate payable on time deposits increased largely as a result of increasing competition among commercial banks (as well as Korea Development Bank which launched retail banking services in 2012) for customer deposits to secure stable funding, strengthen customer loyalty and reduce the loan-to-deposit ratio, which more than offset the impact from the increase in the base rate set by the Bank of Korea, which tends to have a lag effect compared to lending rates due to the differential maturity profiles of our customer deposits compared to our loans.

The increase in interest expense on borrowings was due to a 9.8% increase in the average balance of borrowings from ￦19,733 billion in 2011 to ￦21,667 billion in 2012 and an increase on the average interest rate payable on borrowings from 2.46% in 2011 to 2.51% in 2012, which resulted primarily from an increase in the average balance of bonds sold under repurchase agreements, which bear relatively higher interest rates, from ￦3,675 billion in 2011 to ￦5,060 billion in 2012 as part of our effort to expand the customer base for Shinhan Investment in this type of product offering.

The decrease in interest expense on debt securities issued was due to a decrease in the average interest rate payable on debt securities from 4.85% in 2011 to 4.36% in 2012, and to a lesser extent, a 0.2% decrease in the average balance of debt securities from ￦40,048 billion in 2011 to ￦39,950 billion in 2012. The average interest rate payable on debt securities issued decreased largely as a result of a general decrease in market interest rates in reflection of the lowering of the base rate by the Bank of Korea and the ample liquidity in the Korean financial sector. The average balance of debt securities issued decreased largely as a result of the increase in the average balance of deposits, which reduced our need to source funding through issuance of debt securities, which bear higher interest rates.

Net interest margin.    Net interest margin represents the ratio of net interest income to the average balance of interest-earning assets. Our overall net interest margin decreased by 20 basis points from 2.80% in 2011 to 2.60% in 2012, due to a decrease by 21 basis points in net interest spread from 2.34% in 2011 to 2.13% in 2012, which more than offset a 6.1% increase in the average volume of interest-earning assets from ￦253,022 billion in 2011 to ￦268,574 billion in 2012. Net interest spread, which represents the difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities, decreased from 2011 to 2012 primarily due to a 29 basis points decrease in the average rate of interest receivable on interest-earning assets (principally consisting of loans) from 5.45% in 2011 to 5.16% in 2012 primarily resulting from the decrease in base interest rates set by the Bank of Korea in 2012 from 3.25% in 2011 to 2.75% in 2012, which more than offset a nine basis points decrease in the average rate of interest paid on interest-bearing liabilities from 3.11% in 2011 to 3.02% in 2012 primarily due to a decrease in the average interest rate payable on debt securities issued from 4.85% in 2011 to 4.36% in 2012, which was partially offset by an increase in the average interest rate payable on deposits from 2.72% in 2011 to 2.75% in 2012, in each case, for reasons discussed above. In general, as was the case in 2012, a decrease in the base rates set by the Bank of Korea tend to decrease our net interest margin since our deposits (on which we pay interest) have, on average, a longer maturity profile than our loans (from which we receive interest) do and are therefore less sensitive to movements in base and market interest rates. See “— Overview — Interest Rates”.

Fees and Commission Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net fees and commission income.

	Year Ended December 31,
	2011		2012		% Change
	(In billions of Won, except percentages)
Fees and commission income:
Credit placement fees	￦	50	￦	58	16.0%
Commission received as electronic charge receipt		145		134	(7.6)
Brokerage fees		495		354	(28.5)
Commission received as agency		115		240	108.7
Investment banking fees		69		70	1.4
Commission received in foreign exchange activities		162		148	(8.6)
Asset management fees		68		67	(1.5)
Credit card fees		2,020		2,071	2.5
Others		433		372	(14.1)

Total fees and commission income	￦	3,557	￦	3,514	(1.2)%

Fees and commission expense:
Credit-related fees	￦	25	￦	38	52.0%
Credit card fees		1,544		1,678	8.7
Others		229		226	(1.3)

Total fees and commission expense		1,798		1,942	8.0

Net fees and commission income	￦	1,759	￦	1,572	(10.6)%

Net fees and commission income decreased by 10.6% from ￦1,759 billion in 2011 to ￦1,572 billion in 2012, primarily as a result of a 28.5% decrease in brokerage fees income from ￦495 billion in 2011 to ￦354 billion in 2012 and a 8.7% increase in credit card fees expenses from ￦1,544 billion in 2011 to ￦1,678 billion in 2012, which was substantially offset by a 108.7% increase in commission received as agency.

The decrease in brokerage fees income was principally attributable to decreases in the balance of indirect investment products and the trading volume in the Korean stock market due to increased investor preference for low risk investments in the face of uncertainty in the general economy as well as a decrease in the brokerage fee rates due to intensifying competition for brokerage services primarily brought by the prevalence of Internet-based and mobile trading services for which minimal brokerage fee is charged. Commission received as agency primarily represents fees received for sale of bancassurance products, and its increase was largely due to increased sales of certain tax-exempt insurance and annuity products due to changes in tax law. The increase in credit card fee expense was principally attributable to an increase in the expenses related to the reward points systems and membership services for Shinhan Card largely as a result of enhanced marketing efforts to maintain and expand our credit card customers. Credit card fee income remained largely stable, having increased by 2.5% from ￦2,020 billion in 2011 to ￦2,071 billion in 2012 largely due to an increase in average credit card balances, which was largely offset by a decrease in the rate of fees we charge on merchants.

Other Operating Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net operating expense.

	Year Ended December 31,
	2011		2012		% Change
	(In billions of Won, except percentages)
Net insurance gain	￦	(119)	￦	(209)	75.6%
Dividend income		209		176	(15.8)
Net trading income (loss)		(132)		596	N/M
Net foreign currency transaction gain		14		280	N/M
Net gain (loss) on financial instruments designated at fair value through profit or loss		172		(532)	N/M
Net gain on sale of available-for-sale financial assets		846		537	(36.5)
Impairment loss on financial assets		(983)		(1,416)	44.0
General and administrative expenses		(4,135)		(4,060)	(1.8)
Others		(538)		(724)	34.6

Other operating income (expense)	￦	(4,666)	￦	(5,352)	14.7%

N/M = not meaningful

Net other operating expenses increased by 14.7% from ￦4,666 billion in 2011 to ￦5,352 billion in 2012, primarily as a result of an increase in impairment loss on financial assets, recording a net loss on financial instruments designated at fair value through profit or loss in 2012 compared to recording net such gain in 2011 and a decrease in net gain on sale of available-for-sale financial assets, which more than offset recording net trading income in 2012 compared to net trading loss in 2011, in each case, as further explained below.

Impairment Loss on Financial Assets

The following table sets forth for the periods indicated the impairment loss by type of financial asset.

	Year Ended December 31,
	2011		2012		% Change
	(In billions of Won, except percentages)
Loans:
Retail	￦	66	￦	177	168.2%
Corporate		647		860	32.9
Credit card		166		295	77.7
Others		(15)		(7)	(53.3)

Subtotal		864		1,325	53.4
Securities(1)		87		101	16.1
Others		32		(10)	N/M

Total impairment loss on financial assets	￦	983	￦	1,416	44.0%

N/M = not meaningful

Note:

(1)	Consist of available-for-sale financial assets and held-to-maturity financial assets

Impairment loss on financial assets increased by 44.0% from ￦983 billion in 2011 to ￦1,416 billion in 2012 principally due to a 53.4% increase in impairment on loans from ￦864 billion in 2011 to ￦1,325 billion in 2012, which mainly resulted from:

•

an increase in impairment loss on retail loans by 168.2% from ￦66 billion in 2011 to ￦177 billion in 2012 principally due to an increase in delinquency among collective loans for apartment pre-sales as a result of a continued slump in the housing market, particularly in respect of sales of newly constructed apartment units;

•

an increase in impairment loss on corporate loans by 32.9% from ￦647 billion in 2011 to ￦860 billion in 2012 principally due to the deteriorating financial soundness of construction companies resulting from the continued slump in the housing market and the increase in allowance for losses on loans made by Shinhan Capital to shipbuilders as a result of continued difficulty in the shipbuilding industry; and

•

an increase in impairment loss on credit card loans by 77.7% from ￦166 billion in 2011 to ￦295 billion in 2012 principally due to an increase in the delinquency rate and a reduction in recovery for credit card loans that were written off.

We recorded net loss on financial instruments designated at fair value through profit or loss of ￦532 billion in 2012 compared to net such gain of ￦172 billion in 2011, largely as a result of valuation losses on equity-linked securities issued by us. However, the net economic effect from such loss is negligible since we hedge substantially all of our equity-linked securities and such loss is therefore offset for the most part by net trading income from valuation gains from related derivative products.

Net gain on sale of available-for-sale financial assets decreased by 36.5% from ￦846 billion in 2011 to ￦537 billion in 2012 principally due to the gain on sale of shares in Hyundai Construction and BC Card in 2011 in the amount of ￦352 billion and ￦89 billion, respectively.

We recorded net trading income of ￦596 billion in 2012 compared to net trading loss of ￦132 billion in 2011, largely as a result of valuation gains on derivative products used for hedging equity-linked securities issued by us.

General and administrative expenses decreased by 1.8% from ￦4,135 billion in 2011 to ￦4,060 billion in 2012 principally due to our cost reduction efforts, including less advertising and a reduced payout of performance-related bonuses.

Income Tax Expense

Income tax expense decreased by 19.7% from ￦920 billion in 2011 to ￦739 billion in 2012 as a result of the decrease in our taxable income. Our effective rate of income tax increased from 21.9% in 2011 to 22.9% in 2012 largely as a result of a decrease in tax refunds in 2012 compared to 2011.

Net Income for the Period

As a result of the foregoing, our net income for the period decreased by 23.8% from ￦3,273 billion in 2011 to ￦2,494 billion in 2012.

Other Comprehensive Income for the Period

	Year Ended December 31,
	2011		2012		% Change
	(In billions of Won, except percentages)
Foreign currency translation differences for foreign operations	￦	16	￦	(85)	N/M
Net change in fair value of available-for-sale financial assets		(461)		12	N/M
Equity in other comprehensive income of associates		3		4	33.3%
Net change in unrealized fair value of cash flow hedges		1		15	N/M
Other Comprehensive income (loss) of separate account		—		—	N/M

Total other comprehensive loss, net of income tax	￦	(441)	￦	(54)	(87.8)%

N/M = not meaningful

Other comprehensive loss decreased by 87.8% to ￦54 billion in 2012 from ￦441 billion in 2011, principally due to the absence of divestment of Hyundai Engineering & Construction Co., Ltd. shares in 2011.

2011 Compared to 2010

The following table sets forth, for the periods indicated, the principal components of our operating income.

	Year Ended December 31,
	2010		2011		% Change
	(In billions of Won, except percentages)
Net interest income	￦	6,473	￦	7,080	9.4%
Net fees and commission income		1,757		1,759	0.1
Net other operating income (expense)		(4,678)		(4,666)	(0.3)

Operating income	￦	3,552	￦	4,173	17.5%

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income.

	Year Ended December 31,
	2010		2011		% Change
	(In billions of Won, except percentages)
Interest income:
Cash and due from banks	￦	169	￦	249	47.3%
Trading assets		346		394	13.9
Financial assets designated at fair value through profit or loss		12		20	66.7
Loans		10,571		11,282	6.7
Available-for-sale financial assets		962		1,026	6.7
Held-to-maturity financial assets		687		643	(6.4)
Other interest income		162		167	3.1

Total interest income	￦	12,909	￦	13,781	6.8%

Interest expense:
Deposits	￦	3,936	￦	4,181	6.2%
Borrowings		390		485	24.4
Debt securities issued		2,041		1,943	(4.8)
Other interest expense		69		92	33.3

Total interest expense	￦	6,436	￦	6,701	4.1%

Net interest income	￦	6,473	￦	7,080	9.4%

Net interest margin(1)		2.69%		2.80%

Note:

(1)	Represents the ratio of net interest income to average interest-earning assets. See “— Average Balance Sheet and Volume and Rate Analysis — Average Balance Sheet and Related Interest.”

Interest income.    The 6.8% increase in interest income was due primarily to a 6.7% increase in interest on loans. The increase in interest on loans largely resulted from an increase in the volume of loans made. The average balance of our loans increased by 6.6% from ￦179,836 billion in 2010 to ￦191,693 billion in 2011, principally due to increases in the average balances of retail loans and corporate loans and, to a lesser extent, credit card loans. The average lending rate on our loans remained largely stable from 5.88% in 2010 to 5.89% in 2011, principally due to an increase in the average lending rate for retail loans, which was substantially offset by the decreases in the average lending rates for corporate loans and credit card loans.

More specifically, the increase in interest income was due to the following:

•

a 9.8% increase in interest on retail loans from ￦3,416 billion in 2010 to ￦3,750 billion in 2011, which was primarily due to an increase in the average balance of retail loans from ￦63,673 billion in 2010 to ￦66,953 billion in 2011 and an increase in the average lending rate for such loans from 5.36% in 2010 to 5.60% in 2011. The average balance for retail loans increased largely as a result of an increase in the volume of housing loans taken by households to pay for an increase in housing sales in the first half of 2011 as well as the general increase in long-term deposit required for the majority of rental housing in Korea due to an increasing shortage of available housing in Seoul. The average lending rate for retail loans increased largely as a result of an increase in the base rate set by the Bank of Korea, which largely determines the market rates for certificates of deposit, which in turn largely determines our lending rates for a substantial majority of our retail loans.

•

a 4.2% increase in interest on corporate loans from ￦5,133 billion in 2010 to ￦5,349 billion in 2011, which was primarily due to an increase in the average balance of corporate loans from ￦93,720 billion in

2010 to ￦99,734 billion in 2011, which was partially offset by a decrease in the average lending rate for such loans from 5.48% in 2010 to 5.36% in 2011. The average balance of corporate loans increased principally as a result of increases in working capital lending to large corporations and facilities lending to small- to medium-sized enterprises largely due to the continued export-led growth of the Korean economy. The average lending rate for corporate loans decreased largely due to our concerted efforts to increase the proportion of corporate loans with strong asset quality (but for which we offer lower lending rates) as part of our enhanced risk management policy; and

•

a 5.1% increase in interest on credit card loans from ￦1,795 billion in 2010 to ￦1,887 billion in 2011, which was primarily due to an increase in the average balance of credit card loans from ￦16,278 billion in 2010 to ￦17,740 billion in 2011, which was partially offset by a decrease in the average lending rate for credit card loans from 11.03% in 2010 to 10.64% in 2011. The average balance for credit card loans increased largely as a result of an increase in consumer confidence and consumer spending. The average lending rate for credit cards decreased largely due to our concerted efforts to decrease the proportion of cash advances (which yield higher interest rates but carry a greater risk of delinquency) as part of our enhanced risk management policy.

Interest expense.    Interest expense increased by 4.1% from ￦6,436 billion in 2010 to ￦6,701 billion in 2011, due primarily to a 6.2% increase in interest expense on deposits from ￦3,936 billion in 2010 to ￦4,181 billion in 2011 and a 24.4% increase in interest expense on borrowings from ￦390 billion in 2010 to ￦485 billion in 2011, which was partially offset by a 4.8% decrease in interest expense on debt securities issued from ￦2,041 billion in 2010 to ￦1,943 billion in 2011.

The increase in interest expense on deposits was due to a 4.1% increase in the average balance of deposits from ￦147,829 billion in 2010 to ￦153,918 billion in 2011 and an increase in the average interest rate payable on deposits from 2.66% in 2010 to 2.72% in 2011. The increase in the average balance of deposits was primarily due to a 6.7% increase in the average balance of time deposits from ￦93,385 billion in 2010 to ￦99,654 billion in 2011, which was partially offset by a 28.1% decrease in the average balance of other deposits from ￦4,884 billion in 2010 to ￦3,513 billion in 2011. The overall increase in the average balance of deposits was largely due to the increasing preference among consumers for bank deposits as safe investment products in light of the continued volatility in the stock markets, and time deposits were especially popular among consumers as they generally offered the highest interest rate among our deposit products. The average balance of other deposits, which principally consist of certificates of deposit, decreased primarily as a result of our efforts to replace a portion of certificates of deposit with regular customer deposits in order to improve our loan-to-deposit ratio since the former are not classified as deposits for purposes of computing such ratio. The increase in the average interest rate payable on deposits resulted mainly from the increase in the average interest rate payable on time deposits from 3.50% in 2010 to 3.61% in 2011, which more than offset the decrease in the average interest rate payable on other deposits from 4.58% in 2010 to 3.71% in 2011. The average interest rate payable on time deposits increased largely as a result of increasing competition among commercial banks for customer deposits to secure stable funding and strengthen customer loyalty.

The increase in interest expense on borrowings was due to an increase on the average interest rate payable on borrowings from 2.10% in 2010 to 2.46% in 2011 and, to a lesser extent, a 6.4% increase in the average balance of borrowings from ￦18,549 billion in 2010 to ￦19,733 billion in 2011. The average interest rate payable on borrowings increased largely as a result of the general increase in the base rate set by the Bank of Korea.

The decrease in interest expense on debt securities issued was due to a 4.8% decrease in the average balance of debt securities from ￦41,054 billion in 2010 to ￦40,048 billion in 2011, and to a lesser extent, a decrease in the average interest rate payable on debt securities from 4.97% in 2010 to 4.85% in 2011. The average balance of debt securities issued decreased largely as a result of the increase in the average balance of deposits, which reduced our need to source funding through issuance of debt securities, which bear higher interest rates. The average interest rate payable on debt securities issued decreased largely as a result of a decrease in market interest rates principally due to enhanced liquidity in the Korean financial market attributable to the Government’s expansionary monetary policy in the aftermath of the recent financial crisis as well as a net inflow of foreign capital following Korea’s relatively speedy recovery therefrom.

Net interest margin.    Net interest margin represents the ratio of net interest income to the average balance of interest-earning assets. Our overall net interest margin increased by 11 basis points from 2.69% in 2010 to 2.80% in 2011, due to a 5.3% increase in the average volume of interest-earning assets from ￦240,310 billion in 2010 to ￦253,022 billion in 2011 and an increase by four basis points in net interest spread from 2.29% in 2010 to 2.34% in 2011. Net interest spread, which represents the difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities, increased from 2010 to 2011 primarily due to the increase in the average rate of interest receivable on interest-earning assets (principally consisting of loans) resulting from the increase in base interest rates set by the Bank of Korea in 2011 to 3.25% from 2.0% in 2010. Customer deposits generally bear lower interest rates than debt securities issued. The increase in the proportion of customer deposits relative to than debt securities issued was largely due to the increasing attractiveness to consumers of bank deposits relative to other investments, such as stock investments, due to the volatility in the stock markets. The average rate of interest paid on interest-bearing liabilities increased by three basis points largely due to an increase in short-term interest rates paid on time deposits, which comprised a substantial portion of our customer deposits, to 3.61% in 2011 from 3.50% in 2010 in reflection of the increase in base interest rates set by the Bank of Korea in 2011, which was partially offset by a decrease in long-term interest rates paid on debt securities issued.

Fees and Commission Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net fees and commission income.

	Year Ended December 31,
	2010		2011		% Change
	(In billions of Won, except percentages)
Fees and commission income:
Credit placement fees	￦	48	￦	50	4.2%
Commission received as electronic charge receipt		142		145	2.1
Brokerage fees		510		495	(2.9)
Commission received as agency		112		115	2.7
Investment banking fees		84		69	(17.9)
Commission received in foreign exchange activities		158		162	2.5
Asset management fees		68		68	0.0
Credit card fees		1,895		2,020	6.6
Others		380		433	13.9

Total fees and commission income	￦	3,397	￦	3,557	4.7%

Fees and commission expense:
Credit-related fees	￦	14	￦	25	78.6%
Credit card fees		1,388		1,544	11.2
Others		238		229	(3.8)

Total fees and commission expense		1,640		1,798	9.6

Net fees and commission income	￦	1,757	￦	1,759	0.1%

Net fees and commission income remained largely stable, having increased only by 0.1% from ￦1,757 billion in 2010 to ￦1,759 billion in 2011, primarily as a result of a 6.6% increase in credit card fees income from ￦1,895 billion in 2010 to ￦2,020 billion in 2011 and a 13.9% increase in other fees and commission income from ￦380 billion in 2010 to ￦433 billion in 2011, which was substantially offset by a 11.2% increase in credit card fees expenses. The increase in credit card fees income is principally attributable to the increase in the average balance of credit card loans, which more than offset the decrease in the average rate of merchant fees charged to merchants for the use of our credit card services as a result of regulatory changes. The increase in other fees and commission income is principally attributable to an increase in fee income generated by the special accounts of our insurance business. The increase in credit card fees expense is principally attributable to an increase in the expenses related to our points systems and membership services largely as a result of our enhanced marketing efforts to maintain and expand our credit card customers.

Other Operating Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net operating expense.

	Year Ended December 31,
	2010		2011		% Change
	(In billions of Won, except percentages)
Net insurance gain	￦	(76)	￦	(119)	56.6%
Dividend income		217		209	(3.7)
Net trading income (loss)		334		(132)	N/M
Net foreign currency transaction gain		117		14	(88.0)
Net gain (loss) on financial instruments designated at fair value through profit or loss		(125)		172	N/M
Net gain on sale of available-for-sale financial assets		652		846	29.8
Impairment loss on financial assets		(1,336)		(983)	(26.4)
General and administrative expenses		(3,848)		(4,135)	7.5
Others		(613)		(538)	(12.2)

Other operating income (expense)	￦	(4,678)	￦	(4,666)	(0.3)%

N/M = not meaningful

Other operating expenses decreased by 0.3% from ￦4,678 billion in 2010 to ￦4,666 billion in 2011, primarily as a result of a decrease in impairment loss on financial assets, recording net gain on financial instruments designated at fair value through profit or loss in 2011 compared to recording net such loss in 2010 and an increase in net gain on sale of available-for-sale financial assets, which more than offset recording net trading income in 2010 compared to net trading loss in 2011 and an increase in general and administrative expenses.

Impairment Loss on Financial Assets

The following table sets forth for the periods indicated the impairment loss by type of financial asset.

	Year Ended December 31,
	2010		2011		% Change
	(In billions of Won, except percentages)
Loans:
Retail	￦	49	￦	66	34.7%
Corporate		1,201		647	(46.1)
Credit card		28		166	N/M
Others		22		(15)	N/M

Subtotal		1,300		864	(33.5)
Securities(1)		66		87	31.8
Others		(30)		32	N/M

Total impairment loss on financial assets	￦	1,336	￦	983	(26.4)%

N/M = not meaningful

Note:

(1)	Consist of available-for-sale financial assets and held-to-maturity financial assets

Impairment loss on financial assets decreased by 26.4% from ￦1,336 billion in 2010 to ￦983 billion in 2011 principally due to a 33.5% decrease in impairment on loans from ￦1,300 billion in 2010 to ￦864 billion in 2011, which mainly resulted from:

•

a decrease in impairment loss on corporate loans by 46.1% from ￦1,201 billion in 2010 to ￦647 billion in 2011 principally due to the absence in 2011 of large-scale fast-track restructuring programs in 2010 for troubled companies in the shipbuilding, shipping and construction industries, as well as our concerted efforts to focus on sound asset quality when extending or renewing corporate loans which were partially offset by:

•

a significant increase in impairment loss on credit card loans from ￦28 billion in 2010 to ￦166 billion in 2011 principally due to the increase in the average balance of credit card loans, overall deterioration of asset quality for credit card loans and a reduction in recovery for credit card loans that were written off,

•	an increase in impairment loss on retail loans by 34.7% from ￦49 billion in 2010 to ￦66 billion in 2011 principally due to the increase in the average balance of retail loans, and

•

an increase in impairment loss on securities by 31.8% from ￦66 billion in 2010 to ￦87 billion in 2011 principally due to impairment loss on our shares in Kumho Industries and other companies due to fluctuations in share prices of these companies.

We recorded net gain on financial instruments designated at fair value through profit or loss of ￦172 billion in 2011 compared to net such loss of ￦125 billion in 2010, largely as a result of a general downturn in the Korean stock market in 2011. However, as noted previously, the net economic effect from such gain is negligible since we hedge substantially all of our equity-linked securities and such gain is therefore offset for the most part by net trading loss from valuation losses from related derivative products.

Net gain on sale of available-for-sale financial assets increased by 29.8% from ￦652 billion in 2010 to ￦846 billion in 2011 principally due to the gain on sale of shares in Hyundai Construction and BC Card in 2011 in the amount of ￦352 billion and ￦89 billion, respectively.

We recorded net trading loss of ￦132 billion in 2011 compared to net trading income of ￦334 billion in 2010, largely as a result of valuation loss of derivative products used for hedging equity-linked securities issued by us.

General and administrative expenses increased by 7.5% from ￦3,848 billion in 2010 to ￦4,135 billion in 2011 principally due to the wage increase for employees at Shinhan Bank and Shinhan Card and an increase in severance and retirement benefits as a result of an increase in the number of employees opting for voluntary retirement in 2011.

Income Tax Expense

Income tax expense increased by 61.4% from ￦570 billion in 2010 to ￦920 billion in 2011 as a result of the increase in our taxable income. Our effective rate of income tax increased from 16.6% in 2010 to 21.9% in 2011 largely as a result of a tax refund of ￦197 billion received in 2010 in relation to overpayments of corporate income taxes made in prior years.

Net Income for the Period

As a result of the foregoing, our net income for the period increased by 14.5% from ￦2,859 billion in 2010 to ￦3,273 billion in 2011.

Other Comprehensive Income for the Period

	Year Ended December 31,
	2010		2011		% Change
	(In billions of Won, except percentages)
Foreign currency translation differences for foreign operations	￦	(18)	￦	16	N/M
Net change in fair value of available-for-sale financial assets		175		(460)	N/M
Equity in other comprehensive income of associates		21		3	(85.7)%
Net change in unrealized fair value of cash flow hedges		13		1	(92.3)
Other Comprehensive income (loss) of separate account		2		(1)	N/M

Total other comprehensive loss, net of income tax	￦	193	￦	(441)	N/M

N/M = not meaningful

We recorded other comprehensive loss of ￦441 billion in 2011 compared to other comprehensive income of ￦193 billion in 2010, principally due to a negative net change in fair value of available-for-sale financial assets, principally due to a sharp decrease in accumulated other comprehensive income following the divestment of Hyundai Engineering & Construction Co., Ltd. shares in 2011.

Results by Principal Business Segment

As of December 31, 2012, we were organized into eight major business segments as follows:

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

Operating Income by Principal Business Segment

Effective January 1, 2012, in order to enhance operational efficiency, Shinhan Bank reorganized its business operations which resulted in a partial adjustment of segmentation of its principal businesses.

The table below provides the income statement data for our principal business segments for the periods indicated. For purposes of facilitating comparability of segment results in 2011 compared to 2012, the segment results for 2011 for purposes of such comparison were adjusted to reflect the adjusted business segments.

	Year Ended December 31,				% Change
	2011		2012		2011/2012
	(In billions of Won, except percentages)
Banking:
Retail banking	￦	870	￦	704	(19.1)%
Corporate and investment banking		834		887	6.4
International banking		73		211	189.0
Others		932		308	(67.0)

Subtotal		2,709		2,110	(22.1)
Credit card		1,073		952	(11.3)
Securities		123		68	(44.7)
Life insurance		319		271	(15.0)
Others(1)		(68)		(244)	N/M
Consolidation adjustment(2)		17		37	117.6

Total operating income	￦	4,173	￦	3,194	(23.5)%

N/M = not meaningful

Notes:

(1)

Prior to 2012, the “Others” segment included our holding company’s income for the period on a non-consolidated basis, which consisted of dividends from our subsidiaries on account of our ownership of stock in our subsidiaries, interest income from loans extended to our subsidiaries and fees and commissions received from our subsidiaries for the use of the group brands and logos, interest expense and administrative costs. Starting in 2012, the “Others” segment no longer includes dividends from our subsidiaries on account of our ownership of stock in our subsidiaries. The “Others” segment results for 2010 and 2011 have also been so adjusted retroactively for comparability purposes.

(2)

Consolidation adjustment consists of unrealized operating income in respect of related party transactions and adjustment difference of individual asset and liability price in respect of consolidated and nonconsolidated financial statements.

	Year Ended December 31,				% Change
	2010		2011		2010/2011
	(In billions of Won, except percentages)
Banking:
Retail banking	￦	883	￦	1,016	15.1%
Corporate and investment banking		1,535		1,577	2.7
International banking		57		165	189.5
Others		(266)		(49)	(81.6)

Subtotal		2,209		2,709	22.6
Credit card		1,009		1,073	6.3
Securities		184		123	(33.2)
Life insurance		290		319	10.0
Others(1)		(100)		(68)	(32.0)
Consolidation adjustment(2)		(40)		17

Total operating income	￦	3,552	￦	4,173	17.5%

Notes:

(1)

Prior to 2012, the “Others” segment included our holding company’s income for the period on a non-consolidated basis, which consisted of dividends from our subsidiaries on account of our ownership of stock in our subsidiaries, interest income from loans extended to our subsidiaries and fees and commissions received from our subsidiaries for the use of the group brands and logos, interest expense and administrative costs. Starting in 2012, the “Others” segment no longer includes dividends from our subsidiaries on account of our ownership of stock in our subsidiaries. The “Others” segment results for 2010 and 2011 have also been so adjusted retroactively for comparability purposes.

(2)

Consolidation adjustment consists of unrealized operating income in respect of related party transactions and adjustment difference of individual asset and liability price in respect of consolidated and nonconsolidated financial statements.

For segment reporting purposes, each segment result reflects provision for loan losses that are allocated based on the ending balances of loans for each segment in order to show a meaningful comparison of performance within such segment and compared to other segments.

We allocate provision for loan losses as follows: (i) first, each of our operating segments is allocated up to 100% of the expected loss from loans made by such segment (namely, with respect to a particular loan, 80% of the expected loss for such loan on a daily basis based on the daily ending balance of such loan and the remaining 20% upon the occurrence of insolvency for such loan, and (ii) the difference between the actual incurred loss and the expected loss for a given operating segment is in the “Others (Banking)” segment. Accordingly, the total provision of losses recorded for our banking business is a sum of expected loss for each banking segment and any amounts by which actual incurred loss exceeds expected loss allocated for a loan for which a borrower has become insolvent, which is recorded as provision of loan losses for the “Others (Banking)” segment.

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

The table below provides the income statement data for the retail banking segment for the periods indicated. For purposes of facilitating comparability of segment results in 2011 compared to 2012, the segment results for 2011 for purposes of such comparison were adjusted to reflect the adjusted business segment.

	Year Ended December 31,				% Change
	2011		2012		2011/2012
	(In billions of Won, except percentages)
Net interest income (expense)	￦	2,671	￦	2,513	(5.9)%
Net fees and commission income (expense)		624		600	(3.8)
Net other income (expense)		(2,425)		(2,409)	(0.7)

Operating income (expense)	￦	870	￦	704	(19.1)%

	Year Ended December 31,				% Change
	2010		2011		2010/2011
	(In billions of Won, except percentages)
Net interest income (expense)	￦	2,320	￦	2,656	14.5%
Net fees and commission income (expense)		647		635	(1.9)
Net other income (expense)		(2,084)		(2,275)	9.2

Operating income (expense)	￦	883	￦	1,016	15.1%

Comparison of 2012 to 2011

Operating income for retail banking decreased by 19.1% from ￦870 billion in 2011 to ￦704 billion in 2012.

Net interest income for retail banking decreased by 5.9% from ￦2,671 billion in 2011 to ￦2,513 billion in 2012 due to an increase in funding costs arising from the increase in the volume of deposits amidst consumers’ continuing preference for bank deposits, the increase in the rates offered on deposits to attract customer deposit in light of the increased competition among commercial banks for customer deposits, as well as the decrease in the average lending rates for retail loans in reflection of the abundant market liquidity in Korea, which more than offset an increase in the volume of retail loans (particularly as a result of the introduction of specialized loan products for police officers and other government employees) and mortgage loan products. The decrease in net interest income for retail banking was also attributable to a gradual deterioration of Shinhan Bank’s net interest spread, which resulted from a general decrease in market interest rates largely driven by the incremental decrease in the base interest rate set by the Bank of Korea to 2.75% in 2012 from 3.25% in 2011, which had a greater impact on the average interest rate on Shinhan Bank’s loans relative to the average interest rate on Shinhan Bank’s deposits due to the shorter repricing periods for the former and increased rate competition among commercial banks for retail loans and customer deposits.

Net fees and commission income decreased by 3.8% from ￦624 billion in 2011 to ￦600 billion in 2012 primarily due to reduced demand for indirect investment products offered by Shinhan Bank’s retail banking branches as a result of the continued stagnation in domestic stock markets.

Net other expense remained largely stable, having decreased by 0.7% from ￦2,425 billion in 2011 to ￦2,409 billion in 2012 primarily due to an increase in selling and administrative expenses resulting from an increase in severance and retirement benefits which was substantially offset by a decrease in expenses related to court deposit service.

Comparison of 2011 to 2010

Operating income for retail banking increased by 15.1% from ￦883 billion in 2010 to ￦1,016 billion in 2011.

Net interest income for retailing banking increased by 14.5% from ￦2,320 billion in 2010 to ￦2,656 billion in 2011 primarily due to an increase in the volume of retail loans, mainly in the form of mortgage and home equity lending related to housing loans taken by households to pay for an increase in housing sales in the first half of 2011 as well as the general increase in long-term deposit required for the majority of rental housing in Korea due to an increasing shortage of available housing in Seoul, which more than offset an increase in funding costs arising from the increase in the volume of time deposits amidst consumers’ growing preference for bank deposits in lieu of other investment products due to the overall stagnation of the domestic stock market in 2011. The increase in net interest income for retail banking was also attributable to the improvement in net interest spread, which was largely due to the increase in the base interest rate set by the Government in 2011, which generally has a greater impact on the average interest rate on our loans relative to the average interest rate on our deposits, as the former generally has shorter repricing periods than the latter.

Net fees and commission income decreased by 1.9% from ￦647 billion in 2010 to ￦635 billion in 2011 primarily due to decreased demand for indirect investment products offered by Shinhan Bank’s retail banking branches as a result of the general stagnation in domestic stock markets in light of the ongoing European financial crisis.

Net other expense increased by 9.2% from ￦2,084 billion in 2010 to ￦2,275 billion in 2011 primarily due to an increase in selling and administrative expenses resulting from an increase in severance and retirement benefits due to an increase in the number of employees at Shinhan Bank’s retail banking branches opting for voluntary retirement in 2011. The increase in other expense was partially offset by a decrease in provision for loan losses as the asset quality of retail loans improved due to Shinhan Bank’s active policy to increase the proportion of quality assets, such as mortgage and home equity loans, as part of our enhanced risk management policy in response to the uncertainty in global economic prospects.

Corporate and Investment Banking

The corporate and investment banking segment primarily consists of banking and other services provided by Shinhan Bank’s corporate banking branches to their corporate customers, most of which are small- and medium-sized enterprises and large corporations, including members of the chaebol groups, such as general lending and providing overdrafts and other credit facilities.

The table below provides the income statement data for the corporate and investment banking segment for the periods indicated. For purposes of facilitating comparability of segment results in 2011 compared to 2012, the segment results for 2011 for purposes of such comparison were adjusted to reflect the adjusted business segment.

	Year Ended December 31,				% Change
	2011		2012		2011/2012
	(In billions of Won, except percentages)
Net interest income (expense)	￦	1,014	￦	1,049	3.5%
Net fees and commission income (expense)		279		275	(1.4)
Net other income (expense)		(459)		(437)	(4.8)

Operating income (expense)	￦	834	￦	887	6.4%

	Year Ended December 31,				% Change
	2010		2011		2010/2011
	(In billions of Won, except percentages)
Net interest income (expense)	￦	2,081	￦	2,059	(1.1)%
Net fees and commission income (expense)		240		210	(12.5)
Net other income (expense)		(786)		(692)	(12.0)

Operating income (expense)	￦	1,535	￦	1,577	2.7%

Comparison of 2012 to 2011

Operating income for corporate and investment banking increased by 6.4% from ￦834 billion in 2011 to ￦887 billion in 2012.

Net interest income increased by 3.5% from ￦1,014 billion in 2011 to ￦1,049 billion in 2012 primarily due to an increase in the volume of corporate loans to quality SOHO and small- and medium-sized enterprise borrowers as a result of from Shinhan Bank’s ongoing efforts to attract and maintain quality corporate borrowers as part of Shinhan Bank’s tailored strategic marketing efforts as well as enhanced risk management policy in response to the uncertainty in global economic prospects, and a decrease in funding costs resulting from the decrease in the base interest rate set by the Bank of Korea.

Net fees and commission income decreased by 1.4% from ￦279 billion in 2011 to ￦275 billion in 2012 primarily due to a decrease in investment advisory fees resulting from decreased investment banking activities in light of the continued weakness in the Korean and global economies.

Net other expense decreased by 4.8% from ￦459 billion in 2011 to ￦437 billion in 2012 primarily due to a decrease in the expected loss from corporate loans made resulting from a slowdown in the growth of corporate loans in 2012 compared to 2011, which was partially offset by an increase in selling and administrative expenses for reasons similar to that for retail banking as discussed above and an increase in provision for loan losses attributable to the increase in the proportion of insolvent borrowers in the construction industry and, to a lesser extent, the shipbuilding and shipping industries, as a result of the continued slump in such industries in 2012.

Comparison of 2011 to 2010

Operating income for corporate and investment banking increased by 2.7% from ￦1,535 billion in 2010 to ￦1,577 billion in 2011.

Net interest income decreased by 1.1% from ￦2,081 billion in 2010 to ￦2,059 billion in 2011 primarily due to a decrease in average lending rates for corporate loans, which mainly resulted from Shinhan Bank’s ongoing efforts to attract corporate borrowers with lower lending rates as part of our enhanced risk management policy in response to the uncertainty in global economic prospects, and an increase in funding costs resulting from an increased shift in cash management policy among corporate borrowers to deposit their funds in time deposits rather than commercial papers, reflecting in part the enhanced liquidity among Korean corporations in 2011.

Net fees and commission income decreased by 12.5% from ￦240 billion in 2010 to ￦210 billion in 2011 primarily due to a decrease in investment advisory fees resulting from a continued slowdown of domestic merger and acquisition and real estate project financing activities following the recent global financial crisis.

Net other expense decreased by 12.0% from ￦786 billion in 2010 to ￦692 billion in 2011 primarily due to a decrease in provision of loan losses resulting from the absence of major restructuring programs for corporate borrowers in 2011 as compared to 2010, as well as an increase in quality corporate assets resulting from Shinhan Bank’s ongoing emphasis on lending to quality corporate customers as part of its enhanced risk management policy in response to the uncertainty in global economic prospects, which was partially offset by an increase in selling and administrative expenses for reasons similar to that for retail banking as discussed above.

International Banking

The international banking segment primarily consists of the results of operations of Shinhan Bank’s overseas subsidiaries and branches, as well as Shinhan Bank’s non-deposit funding activities, including trading of, and investment in, debt securities and, to a lesser extent, equity securities for its own accounts, handling its treasury activities, such as inter-segment lending and borrowing, entering into derivatives transactions and investment banking. The table below provides the income statement data for the international banking segment for the periods indicated.

The table below provides the income statement data for the international banking segment for the periods indicated. For purposes of facilitating comparability of segment results in 2011 compared to 2012, the segment results for 2011 for purposes of such comparison were adjusted to reflect the adjusted business segment.

	Year Ended December 31,				% Change
	2011		2012		2011/2012
	(In billions of Won, except percentages)
Net interest income (expense)	￦	259	￦	289	11.6%
Net fees and commission income (expense)		46		47	2.2
Net other income (expense)		(232)		(125)	(46.1)

Operating income (expense)	￦	73	￦	211	189.0%

	Year Ended December 31,				% Change
	2010		2011		2010/2011
	(In billions of Won, except percentages)
Net interest income (expense)	￦	231	￦	282	22.1%
Net fees and commission income (expense)		42		45	7.1
Net other income (expense)		(216)		(162)	(25.0)

Operating income (expense)	￦	57	￦	165	189.5%

Comparison of 2012 to 2011

Operating income for international banking increased by 189.0% from ￦73 billion in 2011 to ￦211 billion in 2012.

Net interest income increased by 11.6% from ￦259 billion in 2011 to ￦289 billion in 2012 primarily due to export-import and other loan growth and improved net interest margins for Shinhan Bank’s subsidiaries in key overseas markets due to Shinhan Bank’s efforts to increase the synergy between Shinhan Bank’s domestic and overseas activities, including through enhanced trade financing.

Net fees and commission income increased by 2.2% from ￦46 billion in 2011 to ￦47 billion in 2012 primarily due to an increase in fees earning from export-import related remittances.

Net other expense decreased by 46.1% from ￦232 billion in 2011 to ￦125 billion in 2012 primarily due to a gain on disposal of trading assets.

Comparison of 2011 to 2010

Operating income for international banking increased by 189.5% from ￦57 billion in 2010 to ￦165 billion in 2011.

Net interest income increased by 22.1% from ￦231 billion in 2010 to ￦282 billion in 2011 primarily due to export-import and other loan growth and improved net interest margins for our subsidiaries in key overseas markets, such as Vietnam, due to our efforts to increase the synergy between our domestic and overseas activities, including through enhanced trade financing.

Net fees and commission income increased by 7.1% from ￦42 billion in 2010 to ￦45 billion in 2011 primarily due to an increase in fees earned from export-import related remittances as a result of an increase in our trade financing.

Net other expense decreased by 25.0% from ￦216 billion in 2010 to ￦162 billion in 2011 primarily due to a decrease in bad debt expense due to reduced delinquency and non-performing loan ratios in our key overseas markets such as Vietnam, China, Japan and the United States.

Others (Banking)

This segment primarily consists of Shinhan Bank’s back-office functions, including management of non-performing loans and restructured loans and consolidated adjustments within Shinhan Bank. The table below provides the components of operating expense for the other banking segment for the periods indicated.

The table below provides the income statement data for the others (banking) segment for the periods indicated. For purposes of facilitating comparability of segment results in 2011 compared to 2012, the segment results for 2011 for purposes of such comparison were adjusted to reflect the adjusted business segment.

	Year Ended December 31,				% Change
	2011		2012		2011/2012
	(In billions of Won, except percentages)
Net interest income (expense)	￦	1,110	￦	986	(11.2)%
Net fees and commission income (expense)		(50)		(55)	10.0
Net other income (expense)		(128)		(623)	N/M

Operating income (expense)	￦	932	￦	308	(67.0)%

	Year Ended December 31,				% Change
	2010		2011		2010/2011
	(In billions of Won, except percentages)
Net interest income (expense)	￦	40	￦	58	45.0%
Net fees and commission income (expense)		(32)		8	N/M
Net other income (expense)		(274)		(115)	(58.0)

Operating income (expense)	￦	(266)	￦	(49)	(81.6)%

N/M = not meaningful

Comparison of 2012 to 2011

Operating income for the other banking segment decreased by 67.0% from ￦932 billion in 2011 to ￦308 billion in 2012.

Net interest income decreased by 11.2% from ￦1,110 billion in 2011 to ￦986 billion in 2012 primarily due to a decrease in interest earned on asset-backed securitization bonds, which resulted mainly from the expiry of the securitization or redemption of the related bonds.

Net fees and commission expense increased by 10.0% from ￦50 billion in 2011 to ￦55 billion in 2012 primarily due to increased consulting fees for the other banking segment.

Net other expense increased significantly from ￦128 billion in 2011 to ￦623 billion in 2012 primarily due to a one-time gain realized from the sale of shares in Hyundai Construction & Engineering in 2011.

Comparison of 2011 to 2010

Operating income for the other banking segment decreased by 81.6% from ￦266 billion in 2010 to ￦49 billion 2011.

Net interest income increased by 45.0% from ￦40 billion in 2010 to ￦58 billion in 2011 primarily due to a decrease in interest payable on asset-backed securitization bonds, which resulted mainly from the expiry of the securitization or redemption of the related bonds.

The other banking segment recorded net fees and commission income of ￦8 billion in 2011 compared to net fees and commission expense of ￦32 in 2010 primarily due to a decrease in outside consulting fees as part of our cost-saving efforts.

Net other expense decreased by 58.0% from ￦274 billion in 2010 to ￦115 billion in 2011 primarily due to gain realized from the sale of shares in Hynix Semiconductors and a decrease in impairment of shares held by Shinhan Bank due to improvements in fair values assigned to such shares in 2011.

Credit Card Services

The credit card services segment consists of the credit card business of Shinhan Card, including its installment finance and automobile leasing businesses.

	Year Ended December 31,						% Change
	2010		2011		2012		2010/2011	2011/2012
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	￦	1,256	￦	1,360	￦	1,410	8.3%	3.7%
Net fees and commission income (expense)		350		320		246	(8.6)	(23.1)
Net other income (expense)		(597)		(606)		(704)	1.5	16.2

Operating income (expense)	￦	1,009	￦	1,073	￦	952	6.3%	(11.3)%

Comparison of 2012 to 2011

Operating income for the credit card business decreased by 11.3% from ￦1,073 billion in 2011 to ￦952 billion in 2012.

Net interest income increased by 3.7% largely as a result of a decrease in funding costs due to a general decrease in the market interest rates and the required overall funding amount due to a decrease in the volume of credit card loans, which more than offset a decrease in the average balance of credit card loans. The decrease in the average balance of credit card loans was principally attributable to reduced use of card loans and cash advances by customers in light of the ample liquidity in the Korean financial sector and the resulting increase in the availability of lower-cost loans and other financing options.

Net fees and commission income decreased by 23.1% due primarily to a decrease in card loans and cash advances, lowering of merchant fee rates in compliance with new regulatory requirements and an increase in fees and commissions payable as a result of increased use of membership points by Shinhan Card’s credit card customers as part of enhanced marketing efforts.

Net other expense increased by 16.2% due to an increase in provision for loan losses in anticipation of rising delinquency as a result of the increased level of household debt and a decrease in recovery from delinquent loans primarily due to a decrease in the outstanding balance of bad debt to be recovered as well as increased difficulties in collection due to the ageing of such loans with the passage of time.

Comparison of 2011 to 2010

Operating income for the credit card business increased by 6.3% from ￦1,009 billion in 2010 to ￦1,073 billion in 2011.

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

Net other expense increased by 1.5% due primarily to an increase in provision for loan losses resulting from a decrease in recovery from delinquent loans and an increase in delinquency largely as a result of the ongoing economic difficulties, which was substantially offset by the proceeds from the sale of Shinhan Card’s interest in BC Card for a gain of ￦88.8 billion and a reversal of ￦22 billion of provision for unused credits.

Securities Brokerage Services

Securities brokerage services segment primarily reflects securities brokerage and dealing services on behalf of customers, which is conducted by Shinhan Investment, our principal securities brokerage subsidiary.

	Year Ended December 31,						% Change
	2010		2011		2012		2010/2011	2011/2012
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	￦	155	￦	231	￦	248	49.0%	7.4%
Net fees and commission income (expense)		327		319		237	(2.4)	(25.7)
Net other income (expense)		(298)		(427)		(417)	43.3	(2.3)

Operating income (expense)	￦	184	￦	123	￦	68	(33.2)%	(44.7)%

Comparison of 2012 to 2011

Operating income for securities brokerage services decreased by 44.7% from ￦123 billion in 2011 to ￦68 billion in 2012.

Net interest income increased by 7.4% due primarily to an increase of our holdings of financial bonds following the purchase of such bonds from the proceeds of additional issuances of equity-linked securities.

Net fees and commission income decreased by 25.7% due primarily to a decrease in brokerage fee resulting from a decrease in the trading volume in the Korean stock market due to increased investor preference for low risk investments in the face of uncertainty in the general economy as well as a decrease in the brokerage fee rates due to intensifying competition for brokerage services primarily brought by the prevalence of Internet-based and mobile trading services for which minimal brokerage fee is charged.

Net other expense decreased from by 2.3% due primarily to a decrease in general administrative expense.

Comparison of 2011 to 2010

Operating income for securities brokerage services decreased by 33.2% from ￦184 billion in 2010 to ￦123 billion in 2011.

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

Net other expense significantly increased from ￦298 billion to ￦427 billion due primarily to an increase in transaction costs related to equity-linked securities. We recorded provision for loan losses of ￦8 billion in 2011 compared to reversal of provision for loan losses of ￦11 billion in 2010, which resulted from the collection of receivables in respect of put options relating to the Daewoo Construction shares held by us in 2010, and a decrease in the gain on valuation and disposition of trading securities in 2011 as compared to 2010.

Life Insurance Services

Life insurance services segment consists of life insurance services provided by Shinhan Life Insurance.

	Year Ended December 31,						% Change
	2010		2011		2012		2010/2011	2011/2012
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	￦	468	￦	524	￦	567	12.0%	8.2%
Net fees and commission income (expense)		24		28		35	16.7	25.0
Net other income (expense)		(202)		(233)		(331)	15.3	42.1

Operating income (expense)	￦	290	￦	319	￦	271	10.0%	(15.0)%

Comparison of 2012 to 2011

Operating income for life insurance services decreased by 15.0% from ￦319 billion in 2011 to ￦271 billion in 2012.

Net interest income increased by 8.2% due primarily to an increase in interest on insurance loans and cash balances resulting from an increase in insurance premium collected largely due to an increase in tax-exempt insurance policies and annuities sold following a change in tax law.

Net fees and commission income increased by 25.0% due primarily to increase in fees resulting from an increase in the volume of insurance policies sold for reasons noted above.

Net other expense increased by 42.1% from ￦233 billion in 2011 to ￦331 billion in 2012 due primarily to an increase in provision for policy reserves due to an increase in the volume of insurance policies and annuities sold and an increase in provision for loan losses related to the increase in loans purchased with premium from the new insurance contracts.

Comparison of 2011 to 2010

Operating income for life insurance services increased by 10.0% from ￦290 billion in 2010 to ￦319 billion in 2011.

Net interest income increased by 12.0% due primarily to an increase in medium- to long-term debt securities held by us as a result of increased funding needs to match the increase in insurance policies sold by us.

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

Net other expense increased from ￦202 billion in 2010 to ￦233 billion in 2011 due primarily to an increase in provision for policy reserves due to an increase in the volume of insurance policies sold and an increase in provision for loan losses related to the increase in loans.

Others

Other segment primarily reflects all other activities of Shinhan Financial Group, as the holding company, and our other subsidiaries, including the results of operations of Shinhan Capital, Cardif Life Insurance Company, Shinhan Credit Information, Shinhan BNP Paribas Asset Management, Shinhan Private Equity, Shinhan Savings Bank and back-office functions maintained at the holding company.

	Year Ended December 31,						% Change
	2010		2011		2012		2010/2011	2011/2012
	(In billions of Won, except percentages)
Net interest income (expense)	￦	(80)	￦	(96)	￦	(96)	20.0%	—%
Net fees and commission income (expense)		229		219		204	(4.4)	(6.8)
Net other income (expense)		(249)		(191)		(352)	(23.3)	84.3

Operating income (expense)	￦	(100)	￦	(68)	￦	(244)	(32.0)%	N/M

N/M = not meaningful

Comparison of 2012 to 2011

Operating expense increased significantly from ￦68 billion in 2011 to ￦244 billion in 2012 primarily due to Shinhan Capital’s recording operating income of ￦50 billion in 2011 to operating expense of ￦12 billion in 2012 and the recording of operating expense by Shinhan Savings Bank’s of ￦23 billion in 2012, its first year of operation.

Net interest expense remained stable at ￦96 billion primarily due to Shinhan Savings Bank’s recording net interest income of ￦64 billion in 2012, which was offset by increase in net interest expense due to a substantial decrease in interest-bearing assets following the redemption by our financial holding company of all Series 10 redeemable preferred shares and Series 11 redeemable convertible preferred shares in the aggregate amount of ￦3,573 billion in January 2012.

Net fees and commission income decreased by 6.8% primarily due to a decrease in the fee that our financial holding company collects from its subsidiaries relating to the use of the “Shinhan” brand and a decrease in Shinhan BNP Paribas Asset Management’s net fees and commission income largely as a result of a net withdrawal of fund assets by investors in light of the stagnant stock markets in Korea.

Net other expenses increased by 83.3% primarily due to an increase in allowance for loan losses for Shinhan Capital from ￦46 billion in 2011 to ￦120 billion in 2012 primarily in relation to loans to borrowers in the shipbuilding industry which continues to face difficulties, as well as recording of allowance for loan losses of ￦59 billion in 2012 for Shinhan Savings Bank.

Comparison of 2011 to 2010

Operating expenses decreased by 32.0% from ￦100 billion in 2010 to ￦68 billion in 2011 primarily due to an increase in our financial holding company’s operating expense on a non-consolidated basis from ￦205 billion in 2010 to ￦158 billion in 2011, which was partially offset by a decrease in Shinhan BNP Paribas Asset Management’s operating income from ￦54 billion in 2010 to ￦49 billion in 2011. Shinhan Capital’s operating income remained relatively stable at ￦50 billion in 2010 and 2011.

Net interest expense increased by 20.0% primarily due to an increase in interest expense for the debt securities issued by our financial holding company resulting from the increase in market interest rates for debt securities in general.

Net fees and commission income decreased by 4.4% primarily due to the increasing customer preference to deposit their money in bank deposits rather than stocks or other types of investment, largely as a result of the increased volatility of the stock and other financial markets.

Net other expense decreased by 23.3% primarily due to an increase in net trading income of our holding company. Our holding company net trading assets increased from ￦251 billion in 2010 to ￦1,857 billion in 2011 due to our holding company’s need to build up cash reserves in anticipation of the scheduled redemption of all Series 10 redeemable preferred shares and Series 11 redeemable convertible preferred shares in the aggregate amount of ￦3,573 billion in January 2012.

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets.

	As of December 31,						% Change
	2010		2011		2012		2010/2011	2011/2012
	(In billions of Won, except percentages)
Cash and due from banks	￦	11,822	￦	14,731	￦	13,394	24.6%	(9.1)%
Trading assets		9,412		11,954		14,019	27.0	17.3
Financial assets designated at fair value through profit or loss		2,208		1,801		2,585	(18.4)	43.5
Derivative assets		3,159		2,319		2,165	(26.6)	(6.6)
Loans		181,347		192,573		199,656	6.2	3.7
Available-for-sale financial assets		29,452		34,106		36,328	15.8	6.5
Held-to-maturity financial assets		12,529		11,895		11,659	(5.1)	(2.0)
Property and equipment		2,976		2,994		3,047	0.6	1.8
Intangible assets		4,073		4,203		4,191	3.2	(0.3)
Investments in associates		300		249		299	(17.0)	20.1
Deferred tax assets		65		29		96	(55.4)	N/M
Current tax assets		11		9		14	(18.2)	55.6
Investment property		286		275		247	(3.8)	(10.2)
Assets held for sale		21		16		54	(23.8)	N/M
Other assets		9,949		10,888		13,094	9.4	20.3

Total assets	￦	267,610	￦	288,042	￦	300,848	7.6%	4.4%

N/M = not meaningful

2012 Compared to 2011

Our assets increased by 4.4% from ￦288,042 billion as of December 31, 2011 to ￦300,848 billion as of December 31, 2012, principally due to increases in loans, trading assets, available-for-sale financial assets and other assets.

Our loans increased by 3.7% from ￦192,573 billion as of December 31, 2011 to ￦199,656 billion as of December 31, 2012, principally as a result of our risk management and tailored strategic marketing policy which emphasized increasing the proportion of high quality assets such as retail loans to police officers and other government employees and corporate loans to quality SOHO and small- to medium-sized enterprise customers.

Our trading assets increased by 17.3% from ￦11,954 billion in 2011 to ￦14,019 billion in 2012 and available-for-sale financial assets increased by 6.5% from ￦34,106 billion in 2011 to ￦36,328 billion in 2012, in each case, largely due to an increased purchase of debt securities issued by corporations and financial institutions as a part of our cash management.

Our other assets increased by 20.3% from ￦10,888 billion as of December 31, 2011 to ￦13,094 billion as of December 31, 2012, principally due to an increase in transitional accounts such as spot exchange receivables

(which are foreign currency exchange recognized as receivables from the trading date to the settlement date) and domestic exchange settlement debits (which are receivables recognized in respect of domestic inter-bank transactions).

Our cash and due from banks decreased by 9.1% from ￦14,731 billion as of December 31, 2011 to ￦13,394 billion as of December 31, 2012, principally due to the redemption of the Series 10 redeemable preferred shares and the Series 11 redeemable convertible preferred shares in the aggregate amount of ￦3,765 billion in January 2012.

Deferred tax assets increased significantly from ￦29 billion as of December 31, 2011 to ￦96 billion as of December 31, 2012, principally due to an increase of the present value of defined benefit obligations.

2011 Compared to 2010

Our assets increased by 7.6% from ￦267,610 billion as of December 31, 2010 to ￦288,042 billion as of December 31, 2011, principally due to increases in loans, available-for-sale financial assets, cash and due from banks and trading assets.

Our loans increased by 6.2% from ￦181,347 billion as of December 31, 2010 to ￦192,573 billion as of December 31, 2011, as a result of our risk management policy which emphasized increasing the proportion of high-quality assets such as working capital loans to large corporate customers and loan facilities to small- and medium-sized enterprises and an increase in mortgage and home equity loans.

Our available-for-sale financial assets increased by 15.8% from ￦29,452 billion in 2010 to ￦34,106 billion in 2011 largely due to the increased purchase of debt securities issued by financial institutions for purposes of safe and sound cash management, which was partially offset by the sale of our shares in Hyundai Construction and BC Card and the valuation losses of available-for-sale securities held by us as a result of the general downturn of the Korean stock market in 2011.

Our other assets increased by 9.4% from ￦9,949 billion as of December 31, 2010 to ￦10,888 billion as of December 31, 2011, principally due to an increase in transitional accounts such as spot exchange receivables (which are foreign currency exchange recognized as receivables from the trading date to the settlement date) and domestic exchange settlement debits (which are receivables recognized in respect of domestic inter-bank transactions).

Our cash and due from banks increased by 24.6% from ￦11,822 billion as of December 31, 2010 to ￦14,731 billion as of December 31, 2011, principally due to the need to hold substantial cash in anticipation of the scheduled redemption of the Series 10 redeemable preferred shares and the Series 11 redeemable convertible preferred shares in the aggregate amount of ￦3,765 billion in January 2012.

Our trading assets increased by 27.0% from ￦9,412 billion as of December 31, 2010 to ￦11,954 billion as of December 31, 2011, principally due to an increase in beneficiary certificates related to short-term cash management.

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities.

	As of December 31,						% Change
	2010		2011		2012		2010/2011	2011/2012
	(In billions of Won, except percentages)
Deposits	￦	149,417	￦	163,016	￦	170,096	9.1%	4.3%
Trading liabilities		823		704		1,371	(14.5)	94.7
Financial liabilities designated at fair value through profit or loss		1,954		3,298		4,822	68.8	46.2
Derivative liabilities		2,588		1,972		1,904	(23.8)	(3.4)
Borrowings		18,085		20,033		18,891	10.8	(5.7)
Debt securities issued		40,286		39,737		38,840	(1.4)	(2.3)
Liability for defined benefit obligations		170		275		214	61.8	(22.2)
Provisions		859		870		747	1.3	(14.1)
Current tax liabilities		251		568		252	126.3	(55.6)
Deferred tax liabilities		184		—		20	(100)	—
Insurance liabilities		8,986		10,867		13,419	20.9	23.5
Other liabilities		16,812		19,843		21,493	18.0	8.3

Total liabilities		240,415		261,183		272,069	8.6	4.2

Total equity attributable to equity holder of the Group		24,734		24,397		26,310	(1.4)	7.8
Non-controlling interest		2,461		2,462		2,469	0.0	0.3

Total equity		27,195		26,859		28,779	(1.2)	7.1

Total liabilities and equity	￦	267,610	￦	288,042	￦	300,848	7.6%	4.4%

2012 Compared to 2011

Our total liabilities increased by 4.2% from ￦261,183 billion as of December 31, 2011 to ￦272,069 billion as of December 31, 2012, primarily due to an increase in deposits (which principally consist of customer deposits) and, to a lesser extent, an increase in insurance liabilities.

Our deposits increased by 4.3% from ￦163,016 billion as of December 31, 2011 to ￦170,096 billion as of December 31, 2012, primarily due to continuing preference among customers for safe investment products in light of the lingering uncertainties surrounding the general economy, the continued slump in the real estate market and the stagnant stock markets.

Our insurance liabilities increased by 23.5% from ￦10,867 billion as of December 31, 2011 to ￦13,419 billion as of December 31, 2012, primarily due to an increase in policy reserve related to increases in the volume of insurance policies newly sold as well as the cumulative volume of existing insurance policies.

Total equity increased by 7.1% from ￦26,859 billion as of December 31, 2011 to ￦28,779 billion as of December 31, 2012, largely due to net income attributable to equity holders in the amount of ￦2,323 billion and the issuance of hybrid bonds in the amount of ￦299 billion, which more than offset a dividend payout of ￦630 billion in 2012.

2011 Compared to 2010

Our total liabilities increased by 8.6% from ￦240,415 billion as of December 31, 2010 to ￦261,183 billion as of December 31, 2011, primarily due to an increase in deposits (which principally consist of customer deposits) and, to a lesser extent, an increase in other liabilities.

Our deposits increased by 9.1% from ￦149,417 billion as of December 31, 2010 to ￦163,016 billion as of December 31, 2011, primarily due to the continuing preference among customers for safe investment products in light of the increased volatility of the domestic stock market.

Our other liabilities, which primarily consist of other accounts payable and accrued expenses, increased by 18.0% from ￦16,812 billion as of December 31, 2010 to ￦19,843 billion as of December 31, 2011, primarily due to the recognition as accrued expenses of the redemption amounts payable in January 2012 in respect of the Series 10 and Series 11 preferred shares as a result of sending the relevant redemption notice in December 2011.

Total equity decreased by 1.2% from ￦27,195 billion as of December 31, 2010 to ￦26,859 billion as of December 31, 2011, largely due to the scheduled redemption of all Series 10 redeemable preferred shares and Series 11 redeemable convertible preferred shares in the aggregate amount of ￦3,573 billion and dividend payout of ￦586 billion in 2011, which more than offset the effect of the issue of Series 12 redeemable preferred shares in the amount of ￦1,110 billion and our net income attributable to equity holders of ￦3,100 billion in 2011.

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

The following table sets forth our capital resources as of December 31, 2012.

	As of December 31, 2012
	(In billions of Won)
Deposits	￦	170,096
Long-term debt		41,453
Call money		1,089
Borrowings from the Bank of Korea		1,510
Other short-term borrowings		9,376
Asset securitizations		5,190
Stockholders’ equity(1)		2,645

Total	￦	231,359

Note:

(1)	Includes Series 12 redeemable preferred stock. See Note 30 of the notes to our consolidated financial statements included in this annual report.

We obtain funding from a variety of sources, both domestic and foreign. Our principal source of funding is customer deposits obtained from our banking operations, and we from time to time issue equity and debt securities. In addition, our subsidiaries acquire funding through call money, borrowings from the Bank of Korea, other short-term borrowings, corporate debentures, other long-term debt and asset-backed securitizations.

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail customer deposits. Customer deposits accounted for 70.8% of our total funding as of December 31, 2010, 72.2% of our total funding as of December 31, 2011 and 73.5% of our total funding as of December 31, 2012. Historically, except in limited circumstances, largely due to the lack of alternative investment opportunities for individuals and households in Korea, especially in light of a low interest rate environment and volatile stock market conditions, a substantial portion of such customer deposits were rolled over upon maturity and accordingly provided a stable source of funding for our banking subsidiaries. However, in the face of attractive alternative investment opportunities such as during a bullish run of the stock market, customers may transfer a significant amount of bank deposits to alternative investment products in search of higher returns, which may result in temporary difficulties in finding sufficient funding on commercial terms favorable to us.

While our banking subsidiaries generally have not faced, and currently are not facing, liquidity difficulties in any material respect, if we or our banking subsidiaries are unable to obtain the funding we need on terms commercially acceptable to us for an extended period of time for reasons of Won devaluation or otherwise, we may not be able to ensure our financial viability, meet regulatory requirements, implement our strategies or compete effectively. See “Item 3.D. Risk Factors — Risks Related to Our Overall Business — Changes in interest rates, foreign exchange rates, bond and equity prices, and other market factors have affected and will continue to affect our business.”

As of December 31, 2010, 2011 and 2012, ￦5,888 billion, ￦6,103 billion and ￦6,150 billion, or 4.22%, 4.33% and 3.68%, respectively, of Shinhan Bank’s total deposits in Korean Won were deposits made by litigants in connection with legal proceedings in Korean courts. Court deposits carry interest rates, which are generally lower than market rates.

In addition, we obtain funding through borrowings and the issuances of debt and equity securities, primarily through Shinhan Bank. Our borrowings consist mainly of borrowings from financial institutions, the Korean government and Korean government-affiliated funds. Call money, which is available in both Won and foreign currencies, is obtained from the domestic call loan market, a short-term loan market for loans with maturities of less than one month. As for our long-term debt, it is principally in the form of corporate debt securities issued by Shinhan Bank. Since 1999, Shinhan Bank has actively issued and continues to issue long-term debt securities with maturities of over one year in the Korean fixed-income market. Shinhan Bank and we have maintained one of the highest credit ratings in the domestic fixed-income market since their inception in 1999 and 2001, respectively. As Shinhan Bank maintains one of the highest debt ratings in the fixed-income market in Korea, we believe that Shinhan Bank will be able to obtain replacement funding through the issuance of long-term debt securities. Shinhan Bank’s interest rates on long-term debt securities are in general 20 to 30 basis points higher than the interest rates offered on their deposits. However, since long-term debt is not subject to premiums paid for deposit insurance and the Bank of Korea reserves, we estimate that our funding costs on long-term debt securities are generally on par with our funding costs on deposits. In addition, we, Shinhan Bank and Shinhan Card, may also issue long-term debt securities denominated in foreign currencies in overseas markets, and Shinhan Bank and Shinhan Card have global medium term notes programs under which foreign currency-denominated notes may be issued with an aggregate program limit of US$8 billion. As of December 31, 2010, 2011 and 2011, our long-term debt amounted to ￦42,279 billion, ￦42,670 billion and ￦41,677 billion, respectively.

We also have funding requirements for our credit card activities. We obtain funding for our credit card activities from a variety of sources, primarily in Korea. The principal sources of funding for Shinhan Card are debentures, commercial papers (including call money), borrowings from the holding company and third-parties, which amounted to ￦10,923 billion, ￦1,043 billion, ￦700 billion, ￦170 billion, or 85.1%, 8.1%, 5.5% and 1.3%, respectively, of the funding for our credit card activities, as of December 31, 2012. Unlike other credit card companies, Shinhan Card has the benefit of obtaining funding at favorable rates through loans from Shinhan Financial Group, which currently maintains the highest credit rating assigned by local rating agencies. Shinhan Card aims to further diversify its funding sources and more actively tap the domestic and international capital markets to ensure access to liquidity as needed.

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

Secondary funding sources also include call money, borrowings from the Bank of Korea and other short-term borrowings which amounted to ￦13,057 billion, ￦13,846 billion and ￦11,976 billion as of December 31, 2010, 2011 and 2012, respectively, each representing 6.2%, 6.1% and 5.3%, respectively, of our total funding as of such dates.

We may also from time to time obtain funding through issuance of equity securities. For example, in the first quarter of 2009, we conducted a rights offering in the face of an expanding global credit crisis commencing in the second half of 2008 in order to enhance our capital position to prepare for potential contingencies, despite having fully met the required capital adequacy ratios required under applicable laws and regulations and not facing any significant liquidity constraints or financial distress. As a result of such offering, which was substantially fully subscribed and resulted in a capital increase of approximately 16.4%, we raised approximately ￦1,310 billion (before underwriting commissions and other offering expenses). The proceeds from the rights offering was used to support our existing business operations and other general corporate purposes.

In limited situations, we may also issue redeemable preferred shares and redeemable convertible preferred shares which are convertible into our common shares, for example, to help fund major acquisitions such as Chohung Bank and LG Card, as well as to finance the redemption of existing preferred shares. For example, in August 2003, in order to partly fund our acquisition of Chohung Bank, we raised a total of ￦2,552 billion through domestic private placements of redeemable preferred shares and redeemable convertible preferred shares to domestic financial institutions and governmental entities in Korea, all of which shares have since been redeemed or converted. In addition, in January 2007, partly to fund the acquisition of LG Card, we raised a total of ￦3,750 billion through domestic private placements of redeemable preferred shares and redeemable convertible preferred shares, all of which have been redeemed as of the date hereof, and in April 2011, we issued redeemable preferred shares to fund redemption of such securities. For further details on the terms of these preferred shares, including scheduled redemption dates, dividend rates and conversion ratios, see “Item 10.B. Memorandum and Articles of Incorporation — Description of Preferred Stock.”

Pursuant to laws and regulations in Korea, we may redeem our preferred stock to the extent of our retained earnings of the previous fiscal year, net of certain reserves. At this time, we expect that cash from our future operations would be adequate to provide us with sufficient capital resources to enable us to redeem our preferred stock on or prior to their scheduled maturities. In the event there is a short-term shortage of liquidity to make the required cash payments for redemption as a result of, among other things, failure to receive dividend payments from our operating subsidiaries on time or as a result of significant expenditures resulting from future acquisitions, we plan to raise cash liquidity through the issuance of long-term debt in the Korean fixed-income market in advance of the scheduled maturity on our preferred stock. To the extent we need to obtain additional liquidity, we plan to do so through the issuance of long-term corporate debentures or further preferred stock and/or the use of our other secondary funding sources.

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

Contractual Cash Obligations

The following table sets forth our contractual cash obligations as of December 31, 2012.

	As of December 31, 2012 Payments Due by Period(1)
	Less than 1 Month		1-3 Months		3-6 Months		6-12 Months		1-5 Years		More than 5 Years		Total
	(In billions of Won)
Deposits	￦	70,013	￦	19,778	￦	17,426	￦	57,969	￦	10,246	￦	860	￦	176,292
Borrowings		9,270		2,085		1,391		1,416		4,227		821		19,210
Debt securities issued		1,070		1,949		2,922		6,559		27,084		4,321		43,905

Total	￦	80,353	￦	23,812	￦	21,739	￦	65,944	￦	41,557	￦	6,002	￦	239,407

Note:

(1)

All estimated contractual interest payments due on our interest-bearing deposits, borrowings and debt securities issued are already reflected, and the estimated contractual interest payments on borrowings and debt securities that are on a floating rate basis as of December 31, 2012 were computed as if the interest rate used on the last applicable date (for example, the interest payment date for such floating rate loans immediately preceding the determination date) were the interest rate applicable throughout the remainder of the term.

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

The following table sets forth our commitments and guarantees as of December 31, 2012. These commitments, apart from certain guarantees and acceptances, are not included within our consolidated statements of financial position.

	As of December 31, 2012 Commitment Expiration by Period
	Less than 1 Year		1-5 Years		More than 5 Years		Total
	(In billions of Won)
Commitments to extend credit(1)	￦	67,860	￦	2,709	￦	222	￦	70,791
Commercial letters of credit(2)		3,034		81		—		3,115
Financial guarantees(3)		820		518		31		1,369
Performance guarantees(4)		7,247		2,499		17		9,763
Liquidity facilities to SPEs(5)		898		327		548		1,773
Acceptances(6)		510		2		—		512
Guarantee on trust accounts(7)		488		840		1,834		3,162
Endorsed bills(8)		11,523		—		—		11,523
Other		820		176		175		1,171

Total	￦	93,200	￦	7,152	￦	2,827	￦	103,179

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

See also Note 44 of the notes to our consolidated financial statements included in this annual report.

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

ITEM 5.F.	Tabular Disclosure of Contractual Obligations

See “Item 5.B. Liquidity and Capital Resources — Contractual Obligations, Commitments and Guarantees.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.A.	Directors and Senior Management

Executive Directors

Our executive director is as follows:

Name	Age	Position	Director Since	Date Term Ends(1)
Dong Woo Han	64	Chairman and Chief Executive Officer	March 23, 2011	March 2014

Note:

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

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

Our non-executive directors are as follows:

Name	Age	Position	Director Since	Date Term Ends(1)
Jin Won Suh	62	Non-Executive Director	March 23, 2011	March 2015
Taeeun Kwon	72	Outside Director	March 23, 2011	March 2014
Kee Young Kim	75	Outside Director	March 23, 2011	March 2014
Seok Won Kim	66	Outside Director	March 23, 2011	March 2014
Hoon Namkoong	65	Outside Director and Chairman of Board of Directors	March 23, 2011	March 2014
Ke Sop Yun	67	Outside Director	March 17, 2009	March 2014
Boo In Ko	71	Outside Director	March 28, 2013	March 2015
Jung Il Lee	60	Outside Director	March 23, 2011	March 2014
Sang-Kyeong Lee	67	Outside Director	March 29, 2012	March 2014
Haruki Hirakawa	48	Outside Director	March 23, 2011	March 2014
Philippe Aguignier	55	Outside Director	March 24, 2010	March 2014

Note:

(1)	The date on which each term will end will be the date of the general stockholders’ meeting in the relevant year.

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

Taeeun Kwon has been our outside director since March 23, 2011. Mr. Kwon served as the former Dean of the Department of Global Business at the School of Contemporary International Studies, Nagoya University of Foreign Studies from 2010 to 2012, the Chief Executive Officer of Nam Bu Ham Co., Ltd. from 1983 to 2010, a committee member of the Korea Residents’ Union HQ in Japan from 1997 to 2009 and Counsel and Director of the Korea Education Foundation from 1991 to 2008. Mr. Kwon also was a professor of the Department of Global Business at the School of Contemporary International Studies, Nagoya University of Foreign Studies from 2004 to 2012. Mr. Kwon received a Ph.D. in Business Administration from Nanzan University.

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

Seok Won Kim has been our outside director since March 23, 2011. Mr. Kim served as the former Chairman of Credit Information Companies Association from 2009 to 2012, the Chairman of the Korea Federation of Savings Banks from 2006 to 2009, an Outside Director at Woori Bank in 2005, the Vice President of Korea Deposit Insurance Corporation from 2002 to 2005 and the Head of the Korea-OECD Multilateral Tax Center from 1999 to 2001. Mr. Kim received a Ph.D. in Economics from Kyung Hee University.

Hoon Namkoong has been our outside director since March 23, 2011 and is currently the Chairman of the Board of Directors. Mr. Namkoong currently also serves as the Outside Director of Samsung Electro-Magnetics Co., Ltd. Mr. Namkoong served as the Outside Director of Korea Real Asset Management Company (KORAMCO) form 2009 to 2011, the Chairman of Korea Life Insurance Association from 2005 to 2008, a member of the Monetary Policy Committee of the Bank of Korea from 2000 to 2004 and the Chairman and President of the Korea Deposit Insurance Corporation from 1999 to 2000. Mr. Namkoong received a master’s degree Public Administration from the University of Wisconsin at Madison.

Ke Sop Yun has been our outside director since March 17, 2009. Mr. Yun is currently a professor emeritus of business administration at Seoul National University and also serves as the Chairman of the Seoul Economist Club. Mr. Yun received a Ph.D. in Business Administration from the graduate school of Seoul National University.

Boo In Ko has been our outside director since March 28, 2013. Mr. Ko is currently the Chief Executive Officer of Sansei Co., Ltd. Mr. Ko served as the Outside Director of Shinhan Financial Group from 2009 to 2010, the Outside Director of Jeju Bank from 2005 to 2009, the Director of Jeju International Convention Center in 2002, an advisor to the National Unification Advisory Council in 1998 and the Vice Chairman of the Korea Chamber of Commerce and Industry in Tokyo in 1998. Mr. Ko received a bachelor’s degree from Meiji University.

Jung Il Lee has been our outside director since March 23, 2011. Mr. Lee currently serves as the Chief Executive Officer of Hirakawa Shoji Co., Ltd. Prior to his current position, Mr. Lee served as an Outside Director of Shinhan Financial Group in 2009. Mr. Lee received a bachelor’s degree in political science and economics from Meiji University.

Sang-Kyeong Lee has been our outside director since March 29, 2012. Mr. Lee currently serves as the Representative Attorney of the law firm WONJON. Prior to his current position, Mr. Lee served as the Chief Judge of the Constitutional Court of Korea. Mr. Lee received a bachelor’s degree in law from Chung-Ang University.

Haruki Hirakawa has been our outside director since March 23, 2011. Mr. Hirakawa currently serves as the Chief Executive Officer of Hirakawa Shoji Co., Ltd. Prior to his current position, Mr. Hirakawa served as the Chief Executive Officer of Shinei Shoji Co., Ltd. and Kokusai Kaihatus Co., Ltd. Mr. Hirakawa received a bachelor’s degree in political science and economics from Kinki University.

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

Executive Officers

In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Age	Position	In Charge of
Buhmsoo Choi	56	Deputy President and Chief Strategic Officer	Strategic Planning Team
			Global Business Strategy Team Shinhan FSB Research Institute
Sung Ho Wi	54	Deputy President	Wealth Management Planning Office
Dong Hwan Lee	53	Deputy President	Corporate & Investment Banking Planning Office
Jae Gwang Soh	51	Deputy President	Synergy Management Team
			Information and Technology Planning Team
			Audit Team Smart Finance Team
Jung Kee Min	54	Deputy President and Chief Financial Officer	Finance Management Team Investor Relations Team Human Resource Team
Sin Gee Lee	56	Deputy President	Public Relations Team Corporate Social Responsibility and Culture Management Team General Affairs Team

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

Dong Hwan Lee has been our Deputy President since April 18, 2011. Mr. Lee previously served as deputy vice president of Shinhan Bank in charge of capital markets and held various posts at Shinhan Bank and Shinhan Financial Group. Mr. Lee also currently serves as an outside director of Shinhan Investment. Mr. Lee received a bachelor’s degree in business management from Yonsei University.

Jae Gwang Soh has been our Deputy President since April 18, 2011. Mr. Soh previously served as deputy president of Shinhan Card in charge of risk management and held various posts at Shinhan Card and LG Card. Mr. Soh also currently serves as an outside director of Shinhan Card and Shinhan Savings Bank and a non-executive director of Shinhan Capital. Mr. Soh received a bachelor’s degree in business management from Korea University.

Jung Kee Min has been our Deputy President since August 25, 2010 and our Chief Financial Officer since April 2011. Mr. Min previously served as head of the large corporate financing center of Shinhan Bank and held various posts at Shinhan Financial Group and Chohung Bank. Mr. Min also currently serves as a non-executive director of Shinhan Bank and Shinhan AITAS and an outside director of Shinhan Life Insurance. Mr. Min received a bachelor’s degree in German language from Seoul National University.

Sin Gee Lee has been our Deputy President since January 2, 2013. Mr. Lee previously served as Executive Vice President of Shinhan Bank from 2011 to 2013. Mr. Lee also currently serves as a non-executive director of Shinhan Data System and Jeju Bank and an outside director of Shinhan Investment. Mr. Lee received a bachelor’s degree in commerce and trade from Yeungnam University.

There are no family relationships among our directors and/or executive officers.

ITEM 6.B.	Compensation

The aggregate remuneration and benefits-in-kind paid by us to our chairman, our executive directors, our non-executive directors and our executive officers for the year ended December 31, 2012 was ￦3.7 billion, consisting of ￦2.6 billion in salaries and wages and ￦1.2 billion in bonus payments.

We do not have service contracts with any of our directors or executive officers providing for benefits upon termination of their employment with us. We do not pay any severance payment to our chairman or directors upon their retirement, but we do, however, pay fixed sums of severance payment to other members of senior management pursuant to internal guidelines on severance payments to members of senior management. In 2012, we accrued ￦0.1 billion for retirement bonus.

Prior to April 1, 2010, we granted stock options to our chairman, our president and chief executive officer and other directors and executive officers as described below in “Item 6.E. Share Ownership — Stock Options.” For options granted prior to March 19, 2008, we are required to pay in cash the difference between the exercise and the market price at the date of exercise. These options are subject to a vesting period of two or three years from the grant date and require continued employment for two to three years. Upon vesting, options may be exercised during a period commencing two or three years from the grant date and ending four years thereafter. In December 2008 and March 2009, in light of growing concerns relating to the global financial crisis, our and our subsidiaries’ directors and officers voluntarily returned stock options exercisable into a total of 85,840 shares and 614,735 shares, respectively, which were subsequently rescinded. All stock options granted in 2009 have been returned. As of December 31, 2012, we recognized ￦0.4 billion as accrued expense for the stock options granted to our directors and management under our incentive stock option plan. Effective April 1, 2010, we ceased granting stock options.

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

As of December 31, 2012, we recognized ￦2.6 billion and ￦3.1 billion as accrued expenses for performance units and performance shares, respectively.

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

Board Steering Committee

The Board Steering Committee currently consists of five directors, namely Boo In Ko, Kee Young Kim, Seok Won Kim and Haruki Hirakawa and the Chairman of our group. The committee is responsible for ensuring the efficient operations of the board and the facilitation of the board’s functions. The committee’s responsibilities also include reviewing and assessing the board’s structure and the effectiveness of that structure in fulfilling the board’s fiduciary responsibilities. The committee holds regular meetings every quarter.

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

Compensation Committee

The Compensation Committee currently consists of four directors, namely Sang-Kyeong Lee, Hoon Namkoong, Ke Sop Yun and Jung Il Lee. At least one-half of the members of this committee must be outside directors. This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee meetings are called by the chairman of this committee, who must be an outside director.

Corporate Governance and Chief Executive Officer Recommendation Committee

The Corporate Governance and Chief Executive Officer (CEO) Recommendation Committee was established in March 2012 and currently consist of six directors, namely Tae-eun Kwon, Kee Young Kim, Hoon Namkoong, Philippe Aguignier, Boo In Ko and the Chairman of our group. This committee is responsible for reviewing and making recommendations in relation to the overall corporate governance of our group (including any aspects of corporate governance relating to code of ethics and other code of behavior, size of the board of directors and other matters necessary for improving our overall corporate governance structure), as well as recommendation of the nominees for the president and/or chief executive officer of our group and development, operation and review of our management succession plan, including setting the qualifications for the CEO, evaluating CEO candidate pool and recommending CEO candidates. The chairperson of the committee must be an outside director, and the incumbent CEO may be restricted from participating and voting on matters related to the CEO selection.

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

At the holding company level, we had 136, 148 and 147 regular employees as of December 31, 2010, 2011 and 2012, respectively, almost all of whom are employed within Korea. Our subsidiaries had 17,394, 17,932 and 20,197 regular employees as of December 31, 2010, 2011 and 2012, respectively, almost all of whom are employed within Korea. In addition, we had nine, ten and nine non-regular employee at the holding company level as of December 31, 2010, 2011 and 2012, respectively, and 4,095, 4,780 and 3,343 non-regular employees at the subsidiary level as of December 31, 2010, 2011 and 2012, respectively. Of the total number of regular and non-regular employees at both the holding company and subsidiaries, approximately 0.24% were managerial or executive employees.

8,244 employees of Shinhan Bank, 310 employees of Jeju Bank and 1,555 employees of Shinhan Investment were members of the Korea Securities Trade Union as of December 31, 2012. 2,607 employees of Shinhan Card and 1,049 employees of Shinhan Life were members of the Korean Federation of Clerical and Financial Labor Union as of December 31, 2012.

Under Korean law, we may not terminate full time employees except under certain circumstances.

Since our acquisition of Chohung Bank in 2003, we have not experienced any general employee work stoppages and consider our employee relations to be good.

Under the Korean National Pension Law, we annually contribute an amount equal to 4.5% of employee wages and contribute 4.5% of employees’ wages which are deducted from such wages to the National Pension Management Corporation. In addition, pursuant to the Employee Retirement Security Act, we operate a retirement pension system under which we make annual contributions to pension funds managed by financial institutions (which replaced our former retirement pension system under which we managed the pension fund in-house) that provide employees both regular pension payments and a lump sum payment upon termination of employment. We believe that our retirement pension system confers the following benefits: (1) insulation of employees from the risk of default on their pension payments as the pension funds are deposited with large financial institutions; (2) offer of varied forms of payment, i.e., regular pension payments and a lump sum payment, upon termination of employment; (3) offer to employees the option to make investment decisions for his or her individual pension account and (4) elimination of the ability of employees to cash in his or her retirement fund prematurely, thereby guaranteeing such employee a lump sum payment upon termination of employment. Under this retirement pension system, we and our subsidiaries can opt for either a defined benefit plan or a defined contribution plan, or a combination of both. Under the defined benefit plan, the amount of pension payable upon an employee’s retirement is fixed in advance, and the employer is responsible for making the requisite payments to the pension fund and making investment decisions in relation to the fund assets. Under the defined contribution plan, the employee sets aside a fixed percentage or amount of his salaries to the pension fund and exercises investment decisions for his or her individual pension account. As of December 31, 2010, 2011 and 2012, we recognized liabilities for defined benefit obligations of ￦170 billion, ￦275 billion and ￦214 billion, respectively. See Note 26 of the notes to our consolidated financial statements.

ITEM 6.E.	Share Ownership

As of December 31, 2012, the persons who are currently our directors or executive officers, as a group, beneficially held an aggregate of 3,730,129 shares of our common stock representing approximately 0.79% of our outstanding common stock as of such date. None of these persons individually held more than 1% of our outstanding common stock as of such date.

Stock Options

We have granted stock options to certain of the directors and officers of the holding company and its subsidiaries. For all such options that are currently outstanding, we pay in cash the difference between the exercise and the market price at the date of exercise. The following table is the breakdown of outstanding stock options with respect to our common stock that we have granted to our directors and officers, describing the grant dates, positions held by such directors and officers, exercise period, price and the number of options as of April 10, 2013.

		Exercise Period
	Grant Date	From	To	Exercise Price (In Won)	Number of Granted Options	Number of Options Outstanding
Shinhan Financial Group
Dong Woo Han	3/20/2007	3/20/2010	3/19/2014	54,560	21,911	21,911
(Chairman & Chief Executive Officer)
Buhmsoo Choi	3/19/2008	3/19/2011	3/18/2015	49,053	9,466	9,466
(Deputy President)
Jae Gwang Soh	3/19/2008	3/19/2011	3/18/2015	49,053	5,989	5,989
(Deputy President)
Shinhan Bank
Jin Won Suh	3/20/2007	3/20/2010	3/19/2014	54,560	10,379	10,379
(President & Chief Executive Officer)	3/19/2008	3/19/2011	3/18/2015	49,053	17,600	17,600
Sung Ho Wi	3/20/2007	3/20/2010	3/19/2014	54,560	3,000	3,000
(Deputy President)	3/19/2008	3/19/2011	3/18/2015	49,053	7,100	7,100
Dong Dae Lee	3/20/2007	3/20/2010	3/19/2014	54,560	3,000	3,000
(Deputy President)	3/19/2008	3/19/2011	3/18/2015	49,053	3,311	3,311
Dong Hwan Lee	3/20/2007	3/20/2010	3/19/2014	54,560	3,000	3,000
(Deputy President)
Young Suk Lim	3/20/2007	3/20/2010	3/19/2014	54,560	2,500	2,500
(Executive Vice President)
Hyun Ju Seo	3/20/2007	3/20/2010	3/19/2014	54,560	3,000	3,000
(Executive Vice President)
Shinhan Card
Jae Woo Lee	3/20/2007	3/20/2010	3/19/2014	54,560	10,379	10,379
(President & Chief Executive Officer)	3/19/2008	3/19/2011	3/18/2015	49,053	17,567	17,567
Jae Jeong Lee	3/19/2008	3/19/2011	3/18/2015	49,053	2,495	2,495
(Deputy CEO)
O Heum Kwon	3/19/2008	3/19/2011	3/18/2015	49,053	2,495	2,495
(Deputy CEO)
Jong Sik Im	3/20/2007	3/20/2010	3/19/2014	54,560	3,000	3,000
(Deputy CEO)
Sung Ha Cho	3/20/2007	3/20/2010	3/19/2014	54,560	1,800	1,800
(Deputy CEO)	3/19/2008	3/19/2011	3/18/2015	54,560	2,495	2,495

		Exercise Period
	Grant Date	From	To	Exercise Price (In Won)	Number of Granted Options	Number of Options Outstanding
Shinhan Investment Corp.
Kyeong Ho Chu	3/20/2007	3/20/2010	3/19/2014	54,560	3,889	3,889
(Vice President)	3/19/2008	3/19/2011	3/18/2015	49,053	2,131	2,131
Shinhan Life Insurance
Jeum Joo Gweon	3/20/2007	3/20/2010	3/19/2014	54,560	7,089	7,089
(President & Chief Executive Officer)	3/19/2008	3/19/2011	3/18/2015	49,053	9,366	9,366
Byung Chan Lee	3/20/2007	3/20/2010	3/19/2014	54,560	8,217	8,217
(Vice President)	3/19/2008	3/19/2011	3/18/2015	49,053	7,425	7,425
Jae Gun Bae	3/20/2007	3/20/2010	3/19/2014	54,560	1,800	1,800
(Vice President)
Cheon Sik Lee	3/20/2007	3/20/2010	3/19/2014	54,560	1,800	1,800
(Vice President)
Sang Jin Kim	3/20/2007	3/20/2010	3/19/2014	54,560	3,000	3,000
(Vice President)
Total					175,204	175,204

In addition, members of the employee stock ownership association have certain pre-emptive rights in relation to our shares that are publicly offered under the Financial Investment Services and Capital Markets Act. As of December 31, 2012, the employee stock ownership association owned 18,787,067 shares of our common stock.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A.	Major Shareholders

The following table sets forth certain information relating to the beneficial ownership of our common shares as of December 31, 2012.

Name of Shareholder	Number of Common Shares Beneficially Owned	Beneficial Ownership %
National Pension Service	34,506,886	7.28%
BNP Paribas Group	30,106,276	6.35%
Shinhan Financial Group Employee Stock Ownership Association	18,787,067	3.96%
Citibank, N.A. (ADR Department)	17,749,492	3.74%
Saudi Arabian Monetary Agency	15,710,506	3.31%
The Lazard Funds Inc.	10,521,024	2.22%
The Government of Singapore	8,028,920	1.69%
Mizuho	5,955,000	1.26%
Abu Dhabi Investment Authority	5,678,900	1.20%
Dimensional Emerging Markets Value Fund	5,415,719	1.14%
Samsung Asset Management	5,297,255	1.12%
Samsung Life Insurance	5,247,995	1.11%
Norges Bank	5,245,702	1.11%
Others	305,948,845	64.51%

Total	474,199,587	100.00%

Other than those listed above, no other person or entity known by us, jointly or severally, directly or indirectly own more than 1% of our issued and outstanding voting securities or otherwise exercise control or could exercise control over us. None of our shareholders have different voting rights.

As of the date hereof, our total authorized share capital is 1,000,000,000 shares, par value ￦5,000 per share.

As of December 31, 2012, 474,199,587 common shares and 11,100,000 Series 12 redeemable preferred shares are currently issued and outstanding. See “Item 10.B. Memorandum and Articles of Incorporation — Description of Preferred Stock.”

As of December 31, 2012, the latest date on which we closed our shareholders’ registry, 457 shareholders of record were chartered as U.S. persons, holding in the aggregate 21.39% of our then total outstanding shares (including Citibank, N.A., as the depositary for our American depositary shares, each representing one shares of our common stock effective October 15, 2012, prior to which each American depositary share represented two common shares).

ITEM 7.B.	Related Party Transactions

Since the beginning of the preceding three financial years, none of our directors or officers has or had any transactions with us that are or were unusual in their nature or conditions or significant to our business, other than as set forth below and also described in note 46 to our consolidated financial statements included in this annual report.

In December 2001, BNP Paribas acquired 4.00% of our common stock in return for an investment of approximately ￦155 billion in cash pursuant to an alliance agreement. Under the terms of the alliance agreement, for so long as BNP Paribas does not sell or otherwise transfer (except to any of its wholly-owned subsidiaries) any portion of its ownership interest in our common stock and maintains, after any issuances of new shares by us from time to time, its shareholding percentage of not less than 3.5% of our issued common stock, we are required to call a meeting of our shareholders to recommend that one nominee of BNP Paribas be elected to our board of directors. In addition, under the alliance agreement, BNP Paribas has the right to subscribe for new issuances of our common shares in the event that such new issuances would result in the dilution of the shareholding percentage of BNP Paribas below 3.5%. As of December 31, 2012, BNP Paribas Group held 30,106,276 shares, or 6.35%, of our total common stock.

As of December 31, 2010, 2011 and 2012, we had principal loans outstanding to our directors, executive officers and their affiliates in the principal amount of ￦1.7 billion, ￦2.1 billion and ￦3.2 billion, which were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

ITEM 7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

ITEM 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and our consolidated financial statements included in this annual report.

Legal Proceedings

As of December 31, 2012, we and our subsidiaries were defendants in pending lawsuits (including any government proceedings) in the aggregate claim amount of ￦754 billion, for which we recorded a provision of ￦136 billion.

During the global economic slowdown and a downturn in the Korean stock market in the second half of 2008, investment funds whose performance was tied to domestic and foreign stock market indexes experienced a sharp fall in their rates of return. Consequently, investors in these funds brought lawsuits against commercial banks in Korea that sold such investment fund products based on the allegation that such banks used defective sales practices in selling such funds, such as failing to comply with disclosure requirements or unfairly inducing them to invest in the funds. For example, in 2009, we, like other commercial banks that sold similar products, became a defendant in lawsuits in connection with the sale of foreign currency derivatives products known as “KIKOs,” which stands for “knock-in knock-out,” to certain of our customers comprised mostly of small- and medium-sized enterprises. The KIKOs, which are intended to be hedging instruments, operate so that if the value of Korean Won increases to a certain level, we are required to pay the purchasers a certain amount, and if the value of Korean Won falls below a certain level, the purchasers of KIKOs are required to pay us a certain amount. As the Korean Won significantly depreciated against the U.S. dollar in the second half of 2008, purchasers of KIKOs were required under the relevant contracts to make large payments to us, and some of such purchasers filed lawsuits to nullify their obligations under the allegation that we did not sufficiently disclose the risks in investing in KIKOs and unfairly induced them to make such investments. As of December 31, 2012, we had won 26 out of 37 KIKO-related cases at the lower court level. If we lose our cases on appeal, the court may nullify the contracts under which KIKO products were sold and order us to return payments received from the customers. As of December 31, 2012, the aggregate amount of the outstanding KIKO-related claims was ￦205.9 billion, for which we set aside ￦24.4 billion as allowance.

In addition to the KIKO-related claims, we have also faced complaints and, to a lesser extent, litigation from customers based on claims of (i) inadequate disclosure of risk related to the potential loss of principal when we sold currency forward contracts designed to hedge against currency risks in overseas mutual fund investments, (ii) approval of customer applications for purchases of our investment products with missing information without first confirming such missing items with customers and (iii) our discretionary liquidation of small-size investment funds as permitted under the Financial Services and Capital Markets Act but without first seeking customer approval. In connection with the foregoing claims, we were defendants in two court proceedings for an aggregate claim amount of ￦0.8 billion as of December 31, 2012, for which we set aside a minimal amount as allowance.

In November 2005, Shinhan Bank purchased the shares of Shinho Paper Co., Ltd. (currently known as Artone Paper Co., Ltd.) (“Shinho”) held by Aram Corporate Restructuring Association (“Aram”) from Choong-Shik Lee, an executive member of the Aram, who allegedly sold such shares against the will of the other members of Aram in an act of embezzlement (the “Embezzlement”). Chung Wook Uhm, who was then in charge of the management of Shinho, brought claim for damages against Shinhan Bank on the grounds that (i) Shinhan Bank was aware of the Embezzlement when it bought the shares and (ii) Shinhan Bank caused forfeiture of Chung Wook Uhm’s management rights when it exercised its voting rights in favor of Kuk- Il Paper MFG Co., Ltd. (“Kuk-Il”), which had announced its intention to attempt a hostile takeover of Shinho. In our rebuttal, we argued that we did not participate in the alleged Embezzlement since Shinhan Bank properly purchased the shares through a block trade on the Korea Exchange during trading hours. In September 2011, the Seoul Central District Court ruled in favor of Chung Wook Uhm, ordering Shinhan Bank and Choong-Shik Lee to jointly and severally compensate approximately ￦25 billion to Chung Wook Uhm as damages for his loss of management rights on the grounds that (i) Shinhan Bank either knew or could have known the Embezzlement and (ii) Shinhan Bank either participated in or aided and abetted the Embezzlement by exercising its voting rights in favor of Kuk-Il. We have appealed and such appeal is currently pending at the Seoul High Court.

In March 2008, the Korea Federation of Banks, together with 16 banks, including Shinhan Bank, brought a joint claim against the Fair Trade Commission of Korea (the “FTC”) in the Seoul High Court for an order invalidating the FTC’s recent measures recommending banks to use a revised standard contract for loan transactions (the “FTC Recommendation”). On April 6, 2011, the Seoul High Court dismissed the claim for invalidation on the grounds that (i) the terms of the previous standard contract, which provide that banks and customers shall “mutually agree” on the party responsible for bearing the stamp duty, costs and expenses associated with the establishment and registration of the mortgage in connection with bank loans, are unfair and (ii) the revised standard contract recommended by the FTC Recommendation, which expressly sets out the specific parties responsible for bearing each of the itemized costs and expenses associated with bank loans, is fair and legitimate. In particular, the Seoul High Court noted that the previous standard form contract is unfair because a bank may abuse its advantageous position as a lender by requiring customers to bear the costs that should have be borne by the bank in loan transactions. Since July 1, 2011, banks in Korea have been using the revised standard form contract pursuant to the FTC Recommendation, the terms of which require the costs and expenses associated with the establishment and registration of the right to collateral security in connection with bank loans to be borne by a specified party (either the bank or the customer) depending on the nature of the costs and expenses. Certain of Shinhan Bank’s customers have filed lawsuits against Shinhan Bank which are currently pending, alleging that it should return the mortgage registration expenses paid by such customers under mortgage loan agreements that did not reflect the amendments instituted by the Korea Fair Trade Commission. As of December 31, 2012, there were 109 such cases outstanding for a total amount in dispute of ￦11.3 billion. There is no assurance that additional lawsuits will not be filed against Shinhan Bank on similar or other grounds, and the final outcome of the existing and any such new litigation remains uncertain.

In May 2011, Shinhan Bank commenced an action against Dongah Construction Industrial Co., Ltd. (“Dongah”) and two of its employees in connection with such employees’ embezzlement of ￦89.8 billion from funds held in a trust account managed by Shinhan Bank on behalf of Dongah’s creditors. Through the action, Shinhan Bank sought, among other things, a declaratory judgment finding that Shinhan Bank is not liable for the embezzlement on the basis that Shinhan Bank properly remitted the trust funds at issue in accordance with the release instruction duly executed by the employees of Dongah. Shinhan Bank further claimed compensation for damages from the employees of Dongah in the amount of ￦89.8 billion. Dongah, in its counterclaim, alleged that Shinhan Bank should reinstate the embezzled funds on the grounds that Shinhan Bank, as the trustee, did not manage the trust account properly and thereby caused reduction in trust funds. In May 2011, the Seoul Central District Court dismissed Shinhan Bank’s claim, ruling that Shinhan Bank’s transfer of the funds was not in accordance with the terms of the trust agreement and therefore, inappropriate. The court concurrently admitted Dongah’s counterclaim and ordered Shinhan Bank to restore the embezzled trust funds by depositing ￦89.8 billion, while accepting Shinhan Bank’s claim for compensatory damages against the employees of Dongah in the amount of ￦89.8 billion and interest accrued thereon (except the claim for loss incurred by delay). Shinhan Bank appealed to the Seoul High Court alleging that Shinhan Bank is not liable for the embezzlement or, in the alternative, that Dongah should reinstate ￦42.7 billion as unjust profits since such funds were eventually credited to the account of Dongah by its employees and pay damages to Shinhan Bank in the amount of ￦18.8 billion for Dongah’s failure to properly manage and supervise its employees. In April 2012, the Seoul High Court dismissed Shinhan Bank’s claim that it was not liable for the embezzlement and ordered Shinhan Bank to restore the embezzled trust funds by depositing ￦96.2 billion (representing the principal amount of the embezzled funds and profit that would have been earned by the trust account through March 13, 2012 absent the embezzlement) and paying interest on such deposit amount until the date on which such amount is deposited in full. The Seoul High Court, however, admitted Shinhan Bank’s alternative claim and ordered Dongah to pay ￦61.5 billion (representing the sum of ￦42.7 billion and ￦18.8 billion claimed by Shinhan Bank as described above) and interest accrued thereon to Shinhan Bank. Pursuant to the ruling of the Seoul High Court, Shinhan Bank has deposited ￦96.8 billion to the trust account managed by Shinhan Bank on behalf of Dongah’s creditors. Shinhan Bank subsequently appealed to the Supreme Court of Korea. In addition, the Financial Supervisory Service commenced an investigation of Shinhan Bank in connection with this incident, and, in July 2012, issued the institutional warnings against Shinhan Bank. The above lawsuit is currently pending in the Supreme Court of Korea.

Our management believes that these lawsuits will not have a material adverse effect on our financial condition, equity or results of operations. For further details of these and other litigations, see Note 44 of the notes to our consolidated financial statements.

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

The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the Korea Exchange for our common stock since 2008, and their high and low closing prices and the average daily volume of trading activity on the New York Stock Exchange for our American depositary shares since 2008.

	Korea Exchange			New York Stock Exchange
	Closing Price per Common Stock		Average Daily Trading Volume	Closing Price per ADS		Average Daily Trading Volume
	High	Low		High	Low
			(Shares)			(ADSs)
2008	58,900	25,600	2,206,295	118.35	32.68	79,215
2009	49,550	20,500	3,219,298	86.42	26.25	115,649
2010	53,600	39,250	1,830,799	93.82	66.31	53,391
First Quarter	45,700	39,250	1,761,349	81.37	66.37	69,387
Second Quarter	49,100	41,050	1,649,918	88.35	66.31	54,948
Third Quarter	49,200	42,300	1,733,324	84.91	72.77	40,880
Fourth Quarter	53,600	41,950	2,162,985	93.82	73.38	49,150
2011	53,800	36,150	1,749,097	101.33	61.77	51,671
First Quarter	53,800	46,350	1,696,713	95.65	82.76	43,879
Second Quarter	52,500	46,250	1,970,879	97.40	85.29	58,282
Third Quarter	52,900	36,150	1,842,548	101.33	61.77	58,528
Fourth Quarter	46,250	37,300	1,487,274	84.00	62.92	45,640
2012(1)	47,000	33,350	1,161,923	42.22	29.27	65,487
First Quarter	47,000	38,650	1,280,826	84.44	67.34	44,454
Second Quarter	44,650	37,000	1,031,253	79.08	62.79	28,073
Third Quarter	40,900	33,350	1,356,098	72.84	58.54	31,853
Fourth Quarter	38,950	33,550	968,017	36.64	31.25	53,217
October	38,700	36,750	807,902	34.97	33.07	46,402
November	38,000	33,550	920,284	34.84	31.25	51,113
December	38,950	34,100	1,213,158	36.64	31.42	62,581
2013 (through April 10)	42,650	37,650	1,043,760	39.32	33.60	75,990
January	42,150	38,900	1,023,687	39.01	37.02	75,987
February	42,650	39,200	1,015,231	38.86	35.89	68,122
March	42,650	37,650	1,214,126	39.32	33.60	88,502
April (through April 10)	40,600	38,650	740,806	36.26	33.61	63,402

Source:	Korea Exchange; New York Stock Exchange

Note:

(1)

Effective October 15, 2012, the exchange rate of ADRs per common share was changed from 2:1 to 1:1. As supplemental information, the high price, low price and average daily trading volume of our ADRs was US$84.44, US$58.54 and 34,778 ADRs, respectively, for the period from January to September 2012 (prior to the ratio change) and US$36.64, US$31.25 and 53,217 ADRs, respectively, for the period from October to December 2012.

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

The Korea Exchange was established in a form of a limited liability stock company in accordance with the Korean Commercial Code with the minimum paid-in capital of ￦100 billion in accordance with the Financial Investment Services and Capital Markets Act. The Korea Exchange is presently the only exchange in Korea that serves as a spot market and a futures market. It operates and supervises three market divisions, the KRX KOSPI Market Division, the KRX KOSDAQ Market Division, and the KRX Futures Market Division. It has its principal office in Busan.

As of December 31, 2012, the aggregate market value of equity securities listed on the KOSPI was approximately ￦1,154.3 trillion. The average daily trading volume of equity securities for 2012 was approximately 486.5 million shares with an average transaction value of ￦4,823.6 billion.

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

	Opening(1)	High	Low	Closing
2001	503.31	715.93	463.54	693.70
2002	698.00	943.54	576.49	627.55
2003	633.03	824.26	512.30	810.71
2004	821.26	939.52	713.99	895.92
2005	893.71	1,383.14	866.17	1,379.37
2006	1,389.27	1,464.70	1,192.09	1,434.46
2007	1,435.26	2,085.45	1,345.08	1,897.13
2008	1,853.45	1,901.13	892.16	1,124.47
2009	1,157.40	1,723.17	992.69	1,682.77
2010	1,696.14	2,051.00	1,552.79	2,051.00
2011	2,070.08	2,228.96	1,652.71	1,825.74
2012	1,826.37	2,049.28	1,769.31	1,997.05
2013 (through April 10)	2,031.10	2,031.10	1,918.69	1,935.58

Source: Korea Exchange

Note:

(1)	The figures represent the daily closing price of the first trading day of the respective year.

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

		Total Market Capitalization		Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Millions of Won)	(Thousands of Dollars)(1)	Thousands of Shares	(Millions of Won)	(Thousands of Dollars)(1)

2000	704	188,041,490	148,414,751	306,163	2,602,211	2,053,837
2001	689	255,850,070	194,784,979	473,241	1,997,420	1,520,685
2002	683	258,680,756	218,056,778	857,245	3,041,598	2,563,937
2003	684	355,362,626	298,123,008	542,010	2,216,636	1,859,594
2004	683	412,588,139	398,597,371	372,895	2,232,109	2,156,419
2005	702	655,074,595	648,588,708	467,629	3,157,662	3,126,398
2006	731	704,587,508	757,620,976	279,096	3,435,180	3,693,742
2007	746	951,917,907	1,017,223,666	363,846	5,540,151	5,920,229
2008	765	576,927,703	457,153,489	355,440	5,190,180	4,112,663
2009	770	887,935,183	763,060,356	485,657	5,795,552	4,980,495
2010	777	1,141,885,458	1,009,981,831	380,859	5,619,768	4,970,607
2011	791	1,041,999,162	899,438,206	353,760	6,863,146	5,924,166
2012	784	1,154,294,167	1,085,638,395	486,480	4,823,643	4,536,739
2013 (through April 10)	776	1,122,790,871	988,938,099	405,919	4,017,467	3,538,527

Source: Korea Exchange

Note:

(1)	Converted at the Noon Buying Rate at the end of the periods indicated.

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

As the cash deposited with a financial investment company is regarded as belonging to the financial investment company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the financial investment company if a bankruptcy or reorganization procedure is instituted against the financial investment company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that the Korea Deposit Insurance Corporation will, upon the request of the investors, pay each investor up to ￦50 million per financial institution in case of the financial investment company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. The premiums related to this insurance are paid by financial investment companies. Pursuant to the Financial Investment Services and Capital Markets Act, a financial investment company with a dealing or brokerage license is required to deposit the cash received from its customers with the Korea Securities Finance Corporation, a special entity established pursuant to the Financial Investment Services and Capital Markets Act. Set-off or attachment of cash deposits by securities companies with the Korea Securities Finance Corporation is prohibited. In addition, in the event of bankruptcy or dissolution of the financial investment company, the cash so deposited shall be withdrawn and paid to the customer prior to payment to other creditors of the financial investment company.

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

Under current Korean laws and regulations, the depositary is required to obtain our prior consent for the number of shares of our common stock to be deposited in any given proposed deposit that exceeds the difference between:

(1) the aggregate number of shares of our common stock deposited by us for the issuance of our ADSs (including deposits in connection with the initial issuance and all subsequent offerings of our ADSs and stock dividends or other distributions related to these ADSs); and

(2) the number of shares of our common stock on deposit with the depositary at the time of such proposed deposit. We have agreed to grant such consent to the extent that the total number of shares on deposit with the depositary would not exceed 40,432,628 at any time.

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

Restrictions Applicable to Shares

Under the Foreign Exchange Transaction Laws and Financial Services Commission regulations, as amended (collectively, the “Investment Rules”), foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the Stock Market Division of the Korea Exchange or on the KOSDAQ Market Division of the Korea Exchange, unless prohibited by specific laws. Foreign investors may trade shares listed on the Stock Market Division of the Korea Exchange or on the KOSDAQ Market Division of the Korea Exchange only through the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange, except in limited circumstances, including:

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

Our articles of incorporation, which was last amended on March 29, 2012 to reflect an amendment to the Korean Commercial Code, the laws and enforcement decrees of the Act on External Audit of Stock Companies as well as the establishment of a corporate governance and chief executive officer recommendation committee, is annexed to this annual report as Exhibit 1.1.

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

General

As of December 31, 2012 and as of the date hereof, our authorized share capital is 1,000,000,000 shares. Our Articles of Incorporation provide that we are authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares. Furthermore, through an amendment of the Articles of Incorporation, we have created new classes of shares in addition to the common shares and the preferred shares. See “— Description of Preferred Stock — Redeemable Preferred Stock (Series 10)” and “— Description of Preferred Stock — Redeemable Convertible Preferred Stock (Series 11).” As of December 31, 2012 and as of the date hereof, the number of our issued and outstanding common shares was 474,199,587.

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

All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form. As of the date hereof, our authorized but unissued share capital consists of 373,684,849 shares. We may issue the unissued shares without further shareholder approval but subject to a board resolution as provided in the Articles of Incorporation. See “— Distribution of Free Shares.” Share certificates are issued in denominations of one, five, ten, 50, 100, 500, 1,000 and 10,000 shares. The par value of our common shares per share is ￦5,000.

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

Distribution of Free Shares

In addition to permitting dividends in the form of shares to be paid out of retained or current earnings, the Korean Commercial Code permits a company to distribute to its shareholders, in the form of free shares, an amount transferred from the capital surplus or legal reserve to stated capital. These free shares must be distributed to all of the shareholders pro rata. Our Articles of Incorporation require the same types of preferred shares to be distributed to the holders of preferred shares in case of distribution of free shares. For information regarding the treatment under Korean tax laws of free share distributions, see “Item 10.E. Taxation — Korean Taxation — Taxation of Dividends on Shares of Common Stock or American Depositary Shares.”

Preemptive Rights and Issuance of Additional Shares

Unless otherwise provided in the Korean Commercial Code, a company may issue authorized but unissued shares at such times and upon such terms as the board of directors of the company may determine. The company must offer the new shares on uniform terms to all shareholders who have preemptive rights and who are listed on the shareholders’ register as of the record date. Our shareholders are entitled to subscribe for any newly issued shares in proportion to their existing shareholdings. However, as provided in the Articles of Incorporation, we may issue new shares by resolution of board of directors to persons other than existing shareholders if those shares are (1) publicly offered (where the number of such shares so offered may not exceed 50% of our total number of issued and outstanding shares); (2) preferentially allocated to the members of the ESOA pursuant to relevant provisions of the Financial Investment Services and Capital Markets Act; (3) issued for the purpose of issuing depositary receipts pursuant to relevant provisions of the Financial Investment Services and Capital Markets Act (where the number of such shares so issued may not exceed 50% of our total number of issued and outstanding shares); (4) issued to directors or employees as a result of exercise of stock options we granted to them pursuant to the Korean Commercial Code; (5) issued to a financial investment company, a private equity fund or a special purpose company under the Financial Investment Services and Capital Markets Act; or (6) issued to any specified foreign investors, foreign or domestic financial institutions or alliance companies for operational needs such as introduction of advanced financial technology, improvement of its or subsidiaries’ financial structure and funding or strategic alliance (where such number of shares so issued may not exceed 50% of our total number of issued and outstanding shares). Under the Korean Commercial Code, a company may vary, without stockholders’ approval, the terms of such preemptive rights for different classes of shares. Public notice of the preemptive rights to new shares and the transferability thereof must be given not less than two weeks (excluding the period during which the shareholders’ register is closed) prior to the record date. We will notify the shareholders who are entitled to subscribe for newly issued shares of the deadline for subscription at least two weeks prior to the deadline. If a shareholder fails to subscribe on or before such deadline, the shareholder’s preemptive rights will lapse. Our board of directors may determine how to distribute shares in respect of which preemptive rights have not been exercised or where fractions of shares occur. Under the amended Korean Commercial Code, if an enterprise intends to issue new shares by way of a third party allotment, it must also notify its stockholders or make public notice of the conditions and other details of such new shares not less than two weeks prior to their subscription payment date.

Under the Financial Investment Services and Capital Markets Act, members of a company’s employee stock ownership association, whether or not they are shareholders, have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. However, this right is exercisable only to the extent that the total number of shares so acquired and held by such members does not exceed 20% of the total number of shares to be newly issued and shares then outstanding. As of December 31, 2012, the ESOA owned 18,787,067 shares of our common stock.

General Meeting of Shareholders

There are two types of general meetings of shareholders: annual general meetings and extraordinary general meetings. We are required to convene our annual general meeting within three months after the end of each fiscal year. Subject to a board resolution or court approval, an extraordinary general meeting of shareholders may be held when necessary or at the request of our audit committee. In addition, under the Korean Commercial Code, an extraordinary general meeting of shareholders may be held at the request of the shareholders holding shares for at least 6 months of an aggregate of 1.5% or more of the outstanding shares with voting rights of the listed company, subject to a board resolution or court approval. Furthermore, under the Financial Holding Companies Act of Korea, an extraordinary general meeting of shareholders may be held at the request of the shareholders holding shares for at least 6 months of an aggregate of 1.5% (0.75% in the case of a financial holding company (i) whose total assets at the end of the latest fiscal year is ￦5 trillion or more and (ii) who is in control of two or more subsidiaries, each with total assets of ￦2 trillion or more) or more of the outstanding shares of the company, subject to a board resolution or court approval. Holders of non-voting shares may be entitled to request a general meeting of shareholders only to the extent the non-voting shares have become enfranchised as described under “— Voting Rights” below (hereinafter referred to as “enfranchised non-voting shares”). Meeting agendas are determined by the board of directors or proposed by holders of an aggregate of 3% or more of the outstanding shares with voting rights by way of a written proposal to the board of directors at least six weeks prior to the meeting. In addition, under the Korean Commercial Code, the meeting agenda may be proposed by the shareholders holding shares for at least 6 months of an aggregate of 1% (0.5% in the case of a listed company whose capital at the end of the latest operating year is ￦100 billion or more) or more of the outstanding shares of the listed company. Furthermore, under the Financial Holding Companies Act, the meeting agenda may be proposed by the shareholders holding shares for at least 6 months of an aggregate of 0.5% (0.25% in the case of a financial holding company (i) whose total assets at the end of the latest fiscal year is ￦5 trillion or more and (ii) who is in control of two or more subsidiaries, each with total assets of ￦2 trillion or more) or more of the outstanding shares of the company. Written notices stating the date, place and agenda of the meeting must be given to the shareholders at least two weeks prior to the date of the general meeting of shareholders; provided, that, notice may be given to holders of 1% or less of the total number of issued and outstanding shares which are entitled to vote, by placing at least two public notices at least two weeks in advance of the meeting in at least two daily newspapers or by using an electronic method defined under the Korean Commercial Code and related regulations at least two weeks in advance of the meeting. Currently, we use The Korea Economic Daily and Maeil Business Newspaper for the publication of such notices. Shareholders who are not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders, and they are not entitled to attend or vote at such meeting. Holders of enfranchised non-voting shares who are on the shareholders’ register as of the record date are entitled to receive notice of the general meeting of shareholders and they are entitled to attend and vote at such meeting. Otherwise, holders of non-voting shares are not entitled to receive notice of or vote at general meetings of shareholders.

The general meeting of shareholders is held at our executive office (which is our registered executive office) or, if necessary, may be held anywhere in the vicinity of our executive office.

Voting Rights

Holders of common shares are entitled to one vote for each share. However, voting rights with respect to common shares that we hold and common shares that are held by a corporate shareholder, more than one-tenth of the outstanding capital stock of which is directly or indirectly owned by us, may not be exercised. Unless stated otherwise in a company’s Articles of Incorporation, the Korean Commercial Code permits holders of an aggregate of 3% (1%, in case of a company whose total assets as at the end of the latest fiscal year is ￦2 trillion or more) or more of the outstanding shares with voting rights to request cumulative voting when electing two or more directors. Our Articles of Incorporation currently do not prohibit cumulative voting. In addition, under the

Korean Commercial Code, in case of appointment of an audit committee member who is an outside director, any shareholder holding more than 3% of the outstanding shares with voting rights shall not exercise its voting rights with respect to any portion of its shares exceeding the 3% limit; and in case of appointment of an audit committee member who is a non-outside director, the largest shareholder (together with certain related persons) holding more than 3% of the outstanding shares with voting rights shall not exercise its voting rights with respect to any portion of its shares exceeding the 3% limit.

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

Redeemable Preferred Stock (Series 12)

On April 20, 2011, as part of funding for preferred stocks due to be redeemed in January 2012, we issued 11,100,000 Series 12 non-voting redeemable preferred shares for the subscription price of ￦100,000 per share, or ￦1,110 billion in the aggregate. These shares are currently entitled to dividends at the following rate: (i) for the period from the issue date until December 31, 2011, 5.58% of the subscription price per share multiplied by a fraction of the number of days from the issue date to and including December 31, 2001 over 365; (ii) for 2012 to and including 2015, 5.58% of the subscription price per share; (iii) for 2016, (x) 5.58% of the subscription price per share, multiplied by a fraction of the number of days from January 1, 2016 to April 19, 2016 over 365, plus (y) ‘R’% of the subscription price, multiplied by a fraction of the number of days from April 20, 2016 to December 31, 2016 over 365, where R% means the sum of (A) the five trading-day average of a designated five-year treasury rate quotes immediately preceding April 20, 2016 and (B) 250 basis points; and (iv) for 2017 and each year thereafter, R% of the subscription price per share.

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

Annual Report

Under the Financial Investment Services and Capital Markets Act, we must file with the Financial Services Commission and the Korea Exchange an annual business report (containing audit report and audited annual nonconsolidated and consolidated financial statements) within 90 days after the end of our fiscal year as well as a semiannual business report within 45 days after the end of the first six months of our fiscal year and quarterly business reports within 45 days after the end of the first three months and nine months of our fiscal year, respectively (in each case, containing review report and reviewed interim nonconsolidated and consolidated financial statements). Copies of such reports are available for public inspection at the websites of the Financial Services Commission and the Korea Exchange.

Transfer of Shares

Under the Korean Commercial Code, the transfer of shares is effected by the delivery of share certificates. In order to exercise shareholders’ rights, the transferee must have his name and address registered on the register of shareholders. For this purpose, shareholders are required to file with us their name, address and seal. Nonresident shareholders must notify us of the name of their proxy in Korea to which our notice can be sent. Under the Financial Services Commission regulations, nonresident shareholders may appoint a standing proxy and may not allow any person other than the standing proxy to exercise rights regarding the acquired share or perform any task related thereto on his behalf, subject to certain exceptions. Under current Korean regulations, the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing, brokerage or collective investment license and internationally recognized custodians are authorized to act as standing proxy and provide related services. Certain foreign exchange controls and securities regulations apply to the transfer of shares by nonresidents or non-Koreans. See “Item 10.D. Exchange Controls.” As to the ceiling on the aggregate shareholdings of a single shareholder and persons who have a special relationship with such shareholder, please see “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Restrictions on Financial Holding Company Ownership.”

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

Taxation of Dividends on Shares of Common Stock or American Depositary Shares

We will deduct Korean withholding tax from dividends (whether in cash or in shares) paid to you at a rate of 22% (including local income surtax). If you are a qualified resident and a beneficial owner of the dividends in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. See “— Tax Treaties” below for a discussion of treaty benefits. If we distribute to you free shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in capital, such distribution may be subject to a Korean withholding tax.

Taxation of Capital Gains from Transfer of Common Shares or American Depositary Shares

As a general rule, capital gains earned by non-residents upon transfer of our common shares or American depositary shares (“ADSs”) are subject to a Korean withholding tax at the lower of (1) 11% (including local income surtax) of the gross proceeds realized or (2) 22% (including local income surtax) of the net realized gain, subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs associated with common shares or ADSs, unless exempt from Korean income taxation under an applicable tax treaty between Korea and the country of your tax residence. See “— Tax Treaties” below for a discussion on treaty benefits. Even if you do not qualify for the exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you meet certain requirements for the exemption under Korean domestic tax laws discussed in the following paragraphs.

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

You should inquire for yourself whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser, the financial investment company, or other withholding agent, as the case may be, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser, the financial investment company, or other withholding agent, as the case may be, must withhold tax at the normal rates. Furthermore, in order for you to obtain the benefit of a tax exemption on certain Korean source income (e.g., dividends or capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit an application for tax exemption along with a certificate of your tax residency issued by the competent authority of your country of tax residence, subject to certain exceptions. For example, a U.S. resident would be required provide Form 6166 as a certificate of tax residency with the application for tax exemption. Such application should be submitted to an appropriate district tax office by the ninth day of the month following the date of the first payment of such income. Furthermore, in order to obtain a reduced rate of withholding tax on a dividend, you as a beneficial owner of the dividend must submit to the withholding agent of the dividend, prior to the payment date, the Application for Entitlement to Reduced Tax Rate. If a dividend is paid to an overseas investment vehicle, the overseas investment vehicle must submit a Report of Overseas Investment Vehicle and a Schedule of Beneficial Owners, with certain exceptions.

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

With respect to non-corporate U.S. holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Treaty meets these requirements, and we believe we are eligible for the benefits of the Treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Our common shares will generally not be considered readily tradable for these purposes. U.S. Treasury Department guidance indicates that securities such as our ADSs, which are listed on the New York Stock Exchange, are treated as readily tradable on an established securities market in the United States for these purposes. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Furthermore, non-corporate U.S. holders will not be eligible for the rate reduction if we are a passive foreign investment company (as discussed below under “Passive Foreign Investment Company Rules”) in the taxable year in which such dividends are paid or were a passive foreign investment company in the preceding taxable year. If you are a non-corporate U.S. holder, you should consult your own tax advisor regarding the application of these rules given your particular circumstances.

The amount of any dividend paid in Korean Won will equal the U.S. dollar value of the Korean Won received calculated by reference to the exchange rate in effect on the date you receive the dividend, in the case of our common shares, or the date received by the ADS depositary, in the case of ADSs, regardless of whether the Korean Won are converted into U.S. dollars. If the Korean Won received as a dividend are converted into U.S. dollars on the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Korean Won received are not converted into U.S. dollars on the day of receipt, you will have a basis in the Korean Won equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Korean Won will be treated as United States source ordinary income or loss.

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

Passive Foreign Investment Company Rules

Based upon the past and projected composition of our income and valuation of our assets, we do not believe that we were a passive foreign investment company (a “PFIC”) for 2012, and we do not expect to be a PFIC in

2013 or to become one in the foreseeable future, although there can be no assurance in this regard. However, PFIC status is a factual determination that is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in valuation or composition of our income or assets.

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

In certain circumstances, you could make a mark-to-market election, under which in lieu of being subject to the special rules discussed above, you will include gain on our common shares or ADSs on a mark-to-market basis as ordinary income, provided that our common shares or ADSs are regularly traded on a qualified exchange or other market. Our common shares are listed on the Korea Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the common shares are or will continue to be “regularly traded” for purposes of the mark-to-market election. Our ADSs are currently listed on the New York Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the ADSs are or will be “regularly traded.” If you make a valid mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your common shares or ADSs at the end of the year over your adjusted tax basis in the common shares or ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the common shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC any gain you recognize upon the sale or other disposition of your common shares or ADSs will be treated as ordinary income, and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

Non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or were a PFIC in the preceding taxable year. You should consult your tax advisor concerning the determination of our PFIC status and the U.S. federal income tax consequences of holding our common shares or ADSs if we are considered a PFIC in any taxable year.

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

Depositary Payments for the Fiscal Year 2012

In 2012, we received the following payments from Citibank, N.A., acting as depositary for our ADSs:

Reimbursement of settlement infrastructure fees (including DTC fees)	US$	265.00
Reimbursement of proxy process expenses (printing, postage and distribution)	US$	39,579.46
Legal expenses	US$	5,037.00
Contributions towards our investor relations efforts (i.e. non-deal roadshows, investor conferences and IR agency fees)	US$	545,928.97

Total:	US$	590,810.43

Note: The amounts provided above are after deduction of applicable of U.S. taxes.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Control

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2012. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2012 were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2012. The effectiveness of our internal control over financial reporting has been audited by KPMG Samjong, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2012. KPMG Samjong has issued an attestation report on the effectiveness of our internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board, which is included herein.

Attestation Report of the Independent Registered Public Accounting Firm

KPMG Samjong’s attestation report on the effectiveness of internal control over financial reporting can be found on page F-2 of this annual report.

Changes in Internal Controls

There were no changes in our internal control over financial reporting during 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16.B.	CODE OF ETHICS

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

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed for professional services rendered by KPMG Samjong Accounting Corp. for the years ended December 31, 2010, 2011 and 2012, our principal accountants for the respective period, depending on the various types of services and a brief description of the nature of such services.

Type of Services	Aggregate Fees Billed During the Year Ended December 31,						Nature of Services
	2010		2011		2012
	(In millions of Won)
Audit fees	￦	8,151	￦	6,193	￦	5,909	Audit service for Shinhan Financial Group and its subsidiaries.
Tax fees		375		317		116	Tax return and consulting advisory service.
All other fees		4		—		—	All other services which do not meet the two categories above.

Total	￦	8,530	￦	6,510	￦	6,025

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

ITEM 16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.	CORPORATE GOVERNANCE

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

Majority of Independent Directors on the Board

Under the NYSE listing rules, U.S. companies listed on the NYSE must have a board the majority of which is comprised of independent director satisfying the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act. While as a foreign private issuer, we are exempt from this requirement, but our board of directors is in compliance with this requirement as it currently consists of 12 directors, of which ten directors satisfy the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act. Ten of our directors are also “outside directors” as defined in the Financial Holding Companies Act of Korea. An “outside director” for purposes of the Financial Holding Companies Act and the Korean Commercial Code means a director who does not engage in the regular affairs of the financial holding company, and who is elected at a shareholders meeting, after having been nominated by the outside director nominating committee, and none of the largest shareholder, those persons “specially related” to the largest shareholder of such company, persons who during the past two years have served as an officer or employee of such company, the spouses and immediate family members of an officer of such company, and certain other persons specified by law may qualify as an outside director of such company. Under the Korea Exchange listing rules and the Korean Commercial Code, at least one-fourth of a listed company’s directors must be outside directors provided that there must be at least three outside directors. In the case of “large listed companies” as defined under the Korean Commercial Code, like us, a majority of the directors must be outside directors.

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

A nomination/corporate governance is not required under Korean law. However, in March 2012, we established the Corporate Governance and Chief Executive Officer Recommendation Committee, which is responsible for reviewing and making recommendations in relation to the overall corporate governance of our group (including any aspects of corporate governance relating to code of ethics and other code of behavior, size of the board of directors and other matters necessary for improving our overall corporate governance structure), as well as recommendation of the nominees for the president and/or chief executive officer of our group and development, operation and review of our management succession plan, including setting the qualifications for the CEO, evaluating CEO candidate pool and recommending CEO candidates. The chairperson of the committee must be an outside director, and the incumbent CEO may be restricted from participating and voting on matters related to the CEO selection.

Compensation Committee

Under the NYSE listing rules, U.S. companies listed on the NYSE are required to have a compensation committee which is composed entirely of independent directors. In January 2013, the SEC approved amendments to the listing rules of NYSE and NASDAQ regarding the independence of compensation committee members and the appointment, payment and oversight of compensation consultants. The listing rules were adopted as required by Section 952 of the Dodd-Frank Act and rule 10C-1 of the Securities Exchange Act of 1934, as amended, which direct the national securities exchanges to prohibit the listing of any equity security of a company that is not in compliance with the rule’s compensation committee director and advisor independence requirements. Certain elements of the listing rules will become effective on July 1, 2013.

While no such requirement currently exists under applicable Korean law or listing standards, such committee is recommended to be established under the model guidelines set by the Financial Supervisory Service in relation to executives’ performance pay.

We currently have a compensation committee, which is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee consists of composed of four members, all of whom are outside directors and satisfy the independent director requirements as set forth in Rule 10A-3 under the Exchange Act.

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

There is no corresponding law or regulation in Korea. However, we have established corporate governance guidelines and code of business conduct and ethics through our Corporate Governance and Chief Executive Officer Recommendation Committee.

Shareholder Approval of Equity Compensation Plans

Under the NYSE listing rules, shareholders of U.S. companies listed on the NYSE are required to approve all equity compensation plans. We currently have two equity compensation plans, consisting of a performance share plan for directors and key employees and an employee stock ownership plan for all employees under the Framework Act on Workers’ Welfare. Performance shares are granted pursuant to a board of director resolution, subject to the limit amount set by a resolution at the shareholders’ meeting. There are no requirements relating to the granting of performance shares under applicable Korean laws and our articles of incorporation. Under the Framework Act on Workers’ Welfare and the Enforcement Decree thereunder, a Korean company may issue stock options up to 20% of its issued and outstanding shares by a resolution at the shareholders’ meeting with an individual limit of ￦6 million for any given year per each member of the employee stock ownership association, if permitted by the articles of incorporation. In addition, if a company is issuing stock options by a 10% of its issued and outstanding shares, only a board of director resolution is required for such issuance if permitted by the Articles of Incorporation. However, we have not adopted such provision in our articles of incorporation and currently do not offer any performance shares to our employees.

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

ITEM 16.H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

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

Date: April 30, 2013

SHINHAN FINANCIAL GROUP CO, LTD.

By:	/s/ Dong Woo Han
	Name:	Dong Woo Han
	Title:	Chairman and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of Shinhan Financial Group Co., Ltd. and its subsidiaries (the “Group”) as of December 31, 2011 and 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2012. We also have audited the Group’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2011 and 2012 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 30, 2013

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2011 and 2012

	Note	2011		2012
		(In millions of won)
Assets
Cash and due from banks	4,8,20	￦	14,730,932	13,394,331
Trading assets	4,9,20		11,954,266	14,018,894
Financial assets designated at fair value through profit or loss	4,10,20		1,800,846	2,585,111
Derivative assets	4,11		2,319,585	2,164,852
Loans	4,12,20		192,572,571	199,655,732
Available-for-sale financial assets	4,13,20		34,105,747	36,328,429
Held-to-maturity financial assets	4,13,20		11,894,664	11,659,215
Property and equipment, net	14,20		2,993,860	3,046,686
Intangible assets, net	15		4,203,460	4,190,776
Investments in associates	16		248,848	298,518
Current tax receivable			9,022	14,128
Deferred tax assets	42		29,202	95,970
Investment properties, net	17		275,123	246,970
Other assets, net	4,18		10,887,878	13,094,465
Assets held for sale			15,792	54,412

Total assets		￦	288,041,796	300,848,489

Liabilities
Deposits	4,21	￦	163,015,732	170,096,454
Trading liabilities	4,22		704,418	1,370,723
Financial liabilities designated at fair value through profit or loss	4,23		3,298,409	4,822,197
Derivative liabilities	4,11		1,972,197	1,904,044
Borrowings	4,24		20,033,246	18,891,378
Debt securities issued	4,25		39,736,958	38,840,175
Liability for defined benefit obligations	26		274,661	214,068
Provisions	27		869,592	746,846
Current tax payable			568,074	252,283
Deferred tax liabilities	42		282	19,890
Liabilities under insurance contracts	28		10,867,254	13,418,559
Other liabilities	4,29		19,842,168	21,492,049

Total liabilities			261,182,991	272,068,666

Equity	30
Capital stock			2,645,053	2,645,053
Other equity instrument			238,582	537,443
Capital surplus			9,886,849	9,887,199
Capital adjustments			(392,654)	(393,097)
Accumulated other comprehensive income			1,188,948	1,134,820
Retained earnings			10,829,723	12,499,259

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			24,396,501	26,310,677
Non-controlling interests	30		2,462,304	2,469,146

Total equity			26,858,805	28,779,823

Total liabilities and equity		￦	288,041,796	300,848,489

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2010, 2011 and 2012

	Note	2010		2011	2012
		(In millions of won)
Interest income		￦	12,908,734	13,780,714	13,857,112
Interest expense			(6,436,118)	(6,700,743)	(6,882,901)

Net interest income	32		6,472,616	7,079,971	6,974,211

Fees and commission income			3,397,247	3,557,132	3,513,839
Fees and commission expense			(1,639,409)	(1,797,961)	(1,941,748)

Net fees and commission income	33		1,757,838	1,759,171	1,572,091

Net insurance loss	28		(75,569)	(119,201)	(209,303)
Dividend income	34		217,451	208,860	175,783
Net trading income (loss)	35		332,536	(131,848)	595,866
Net foreign currency transaction gain			117,417	13,874	280,028
Net gain (loss) on financial instruments designated at fair value through profit or loss	36		(124,757)	171,911	(532,070)
Net gain on sale of available-for-sale financial assets	13		652,188	846,345	536,581
Impairment losses on financial assets	37		(1,336,114)	(982,958)	(1,415,794)
General and administrative expenses	38		(3,847,674)	(4,135,357)	(4,059,560)
Net other operating expenses	40		(613,025)	(538,382)	(723,881)

Operating income			3,552,907	4,172,386	3,193,952

Equity in income of associates	16		15,322	57,790	27,538
Other non-operating income(loss), net	41		(138,424)	(37,614)	11,522

Income before income taxes			3,429,805	4,192,562	3,233,012
Income tax expense	42		(570,375)	(919,929)	(738,944)

Net income for the year	30,43		2,859,430	3,272,633	2,494,068

Other comprehensive income (loss) for the year, net of income tax
Foreign currency translation adjustments for foreign operations			(18,010)	16,120	(85,343)
Net change in unrealized fair value of available-for-sale financial assets			175,213	(460,437)	11,260
Equity in other comprehensive income of associates			20,762	2,717	4,097
Total other comprehensive loss, net of income tax cash flow hedges			13,486	1,429	15,655
Other comprehensive income (loss) of separate account			1,703	(579)	570

	30		193,154	(440,750)	(53,761)

Total comprehensive income for the year		￦	3,052,584	2,831,883	2,440,307

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income — (Continued)

For the years ended December 31, 2010, 2011 and 2012

	Note	2010		2011	2012
		(In millions of won)
Net income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	30,43	￦	2,684,589	3,100,011	2,322,732
Non-controlling interest			174,841	172,622	171,336

		￦	2,859,430	3,272,633	2,494,068

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		￦	2,877,036	2,659,464	2,268,604
Non-controlling interest			175,548	172,419	171,703

		￦	3,052,584	2,831,883	2,440,307

Earnings per share:	30,43
Basic earnings per share in won		￦	5,175	5,954	4,686

Diluted earnings per share in won		￦	5,076	5,832	4,686

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2010, 2011 and 2012

	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd								Non-controlling interest	Total
	Capital stock		Other equity instruments	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total
	(In millions of won)
Balance at January 1, 2010	￦	2,589,553	—	8,834,971	(390,866)	1,437,048	9,806,764	22,277,470	2,464,923	24,742,393
Net income for the period		—	—	—	—	—	2,684,589	2,684,589	174,841	2,859,430
Other comprehensive income, net of income tax
Foreign currency translation adjustments		—	—	—	—	(17,927)	—	(17,927)	(83)	(18,010)
Valuation gain on available-for-sale financial assets		—	—	—	—	174,423	—	174,423	790	175,213
Equity in other comprehensive income of associates		—	—	—	—	20,762	—	20,762	—	20,762
Net gain on cash flow hedges		—	—	—	—	13,486	—	13,486	—	13,486
Other comprehensive income of separate account		—	—	—	—	1,703	—	1,703	—	1,703

		—	—	—	—	192,447	—	192,447	707	193,154

Total comprehensive income for the period		—	—	—	—	192,447	2,684,589	2,877,036	175,548	3,052,584

Transactions with owners, etc
Dividends		—	—	—	—	—	(420,266)	(420,266)	—	(420,266)
Change in other capital adjustments		—	—	—	13	—	—	13	—	13
Change in retained earnings of subsidiaries		—	—	—	—	—	134	134	—	134
Change in other non-controlling interests		—	—	—	—	—	—		(179,633)	(179,633)

		—	—	—	13	—	(420,132)	(420,119)	(179,633)	(599,752)

Balance at December 31, 2010	￦	2,589,553	—	8,834,971	(390,853)	1,629,495	12,071,221	24,734,387	2,460,838	27,195,225

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity — (Continued)

For the years ended December 31, 2010, 2011 and 2012

	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd								Non-controlling interest	Total
	Capital stock		Other equity instruments	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total
	(In millions of won)
Balance at January 1, 2011	￦	2,589,553	—	8,834,971	(390,853)	1,629,495	12,071,221	24,734,387	2,460,838	27,195,225
Net income for the period		—	—	—	—	—	3,100,011	3,100,011	172,622	3,272,633
Other comprehensive income, net of income tax
Foreign currency translation adjustments		—	—	—	—	16,086	—	16,086	34	16,120
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(460,200)	—	(460,200)	(237)	(460,437)
Equity in other comprehensive income of associates		—	—	—	—	2,717	—	2,717	—	2,717
Net change in unrealized fair value of cash flow hedges		—	—	—	—	1,429	—	1,429	—	1,429
Other comprehensive income of separate account		—	—	—	—	(579)	—	(579)	—	(579)

		—	—	—	—	(440,547)	—	(440,547)	(203)	(440,750)

Total comprehensive income for the period		—	—	—	—	(440,547)	3,100,011	2,659,464	172,419	2,831,883

Transactions with owners, etc
Dividends		—	—	—	—	—	(586,236)	(586,236)	—	(586,236)
Dividends to hybrid bonds		—	—	—	—	—	(2,594)	(2,594)	—	(2,594)
Issuance of preferred stock		55,500	—	1,050,664	—	—	—	1,106,164	—	1,106,164
Issuance of hybrid bonds		—	238,582	—	—	—	—	238,582	—	238,582
Redemption of preferred stock		—	—	—	—	—	(3,752,679)	(3,752,679)	—	(3,752,679)
Change in other capital surplus		—	—	1,214	—	—	—	1,214	—	1,214
Change in other capital adjustments		—	—	—	(1,801)	—	—	(1,801)	—	(1,801)
Change in other non-controlling interests		—	—	—	—	—	—	—	(170,953)	(170,953)

		55,500	238,582	1,051,878	(1,801)	—	(4,341,509)	(2,997,350)	(170,953)	(3,168,303)

Balance at December 31, 2011	￦	2,645,053	238,582	9,886,849	(392,654)	1,188,948	10,829,723	24,396,501	2,462,304	26,858,805

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity — (Continued)

For the years ended December 31, 2010, 2011 and 2012

	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd								Non-controlling interest	Total
	Capital stock		Other equity instruments	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total
	(In millions of won)
Balance at January 1, 2012	￦	2,645,053	238,582	9,886,849	(392,654)	1,188,948	10,829,723	24,396,501	2,462,304	26,858,805
Net income for the period							2,322,732	2,322,732	171,336	2,494,068
Other comprehensive income, net of income tax
Foreign currency translation adjustments		—	—	—	—	(85,121)	—	(85,121)	(222)	(85,343)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	10,671	—	10,671	589	11,260
Equity in other comprehensive income of associates		—	—	—	—	4,097	—	4,097	—	4,097
Net change in unrealized fair value of cash flow hedges		—	—	—	—	15,655	—	15,655	—	15,655
Other comprehensive income of separate account		—	—	—	—	570	—	570	—	570

		—	—	—	—	(54,128)	—	(54,128)	367	(53,761)

Total comprehensive income for the period		—	—	—	—	(54,128)	2,322,732	2,268,604	171,703	2,440,307

Transactions with owners, etc
Dividends		—	—	—	—	—	(629,508)	(629,508)	—	(629,508)
Dividends to hybrid bonds		—	—	—	—	—	(23,688)	(23,688)	—	(23,688)
Issuance of hybrid bonds		—	298,861	—	—	—	—	298,861	—	298,861
Change in other capital surplus		—	—	350	—	—	—	350	—	350
Change in other capital adjustments		—	—	—	(443)	—	—	(443)	—	(443)
Change in other non-controlling interests		—	—	—	—	—	—	—	(164,861)	(164,861)

		—	298,861	350	(443)	—	(653,196)	(354,428)	(164,861)	(519,289)

Balance at December 31, 2012	￦	2,645,053	537,443	9,887,199	(393,097)	1,134,820	12,499,259	26,310,677	2,469,146	28,779,823

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2010, 2011 and 2012

	Note	2010		2011	2012
		(In millions of won)
Cash flows from operating activities
Income before income taxes		￦	3,429,805	4,192,562	3,233,012
Adjustments for:
Net interest income	32		(6,472,616)	(7,079,971)	(6,974,211)
Dividend income	34		(217,451)	(208,860)	(175,783)
Net fees and commission expense			186,778	182,169	39,142
Insurance expense	28		1,879,071	2,297,723	3,043,780
Net trading loss (income)	35		(934,637)	17,876	(401,260)
Net foreign currency transaction loss (gain)			(33,715)	11,293	(86,820)
Net loss (gain) on financial assets designated at fair value through profit or loss	36		126,003	(167,961)	353,830
Gain on disposal of available-for-sale financial assets	13		(652,188)	(846,345)	(536,581)
Provision for allowance	12		1,270,327	896,006	1,315,159
Impairment losses on other financial assets			145,720	91,303	100,635
Salaries expense			207,364	217,739	146,265
Depreciation and amortization	38		304,398	287,734	298,836
Other operating income			(327,534)	(586,604)	(526,504)
Equity in income of associates	16		(15,322)	(57,790)	(27,538)

			(4,533,802)	(4,945,688)	(3,431,050)

Changes in assets and liabilities:
Due from banks			2,267,760	(3,540,709)	1,848,425
Trading assets			(661,376)	(2,723,770)	(1,358,678)
Financial instruments designated at fair value through profit or loss			198,709	1,821,807	467,291
Derivative assets			878,527	195,134	303,947
Loans			(11,765,921)	(11,397,231)	(8,963,549)
Other assets			(545,154)	(1,036,742)	(3,251,261)
Deposits			4,984,857	12,941,911	8,473,410
Liability for defined benefit obligations	26		(153,659)	(115,687)	(206,634)
Provision	27		(126,058)	(19,564)	153,118
Other liabilities			1,764,519	(298,829)	6,136,185

			(3,157,796)	(4,173,680)	3,602,254

Income taxes paid			(635,480)	(651,914)	(1,075,460)
Interest received			12,447,767	13,273,499	13,428,249
Interest paid			(6,400,867)	(6,492,566)	(6,855,041)
Dividends received			217,451	208,860	175,934

Net cash provided by operating activities		￦	1,367,078	1,411,073	9,077,898

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows — (Continued)

For the years ended December 31, 2010, 2011 and 2012

	Note	2010		2011	2012
		(In millions of won)
Cash flows from investing activities
Proceeds from disposition of financial assets designated at fair value through profit or loss		￦	29,765	98,472	52,909
Acquisition of disposition of financial assets designated at fair value through profit or loss			—	—	(134,507)
Proceeds from disposition of available-for-sale financial assets			41,339,784	43,335,156	40,687,182
Acquisition of available-for-sale financial assets			(40,911,086)	(47,704,240)	(42,526,208)
Proceeds from disposition of held-to-maturity financial assets			2,438,571	4,499,462	2,684,122
Acquisition of held-to-maturity financial assets			(2,150,234)	(3,828,684)	(2,489,373)
Proceeds from disposition of property and equipment	14,41		117,401	69,347	21,668
Acquisition of property and equipment	14		(373,515)	(302,111)	(292,898)
Proceeds from disposition of intangible assets	15,41		7,907	12,676	7,044
Acquisition of intangible assets	15		(64,568)	(168,132)	(123,736)
Proceeds from disposition of investments in associates			17,597	71,827	15,543
Acquisition of investments in associates			(117,763)	(27,661)	(43,353)
Proceeds from disposition of investment property	17,41		193	23,037	2,880
Acquisition of investment property	17		—	(17)	(38)
Proceeds from disposition of assets held for sale			—	2,047	6,489
Increase in other assets			(158,956)	(90,922)	(166,593)
Business combination, net of cash acquired	45		—	(103,859)	90,010

Net cash provided by (used in) investing activities			175,096	(4,113,602)	(2,208,859)

Cash flows from financing activities
Issuance of preferred stock			—	1,107,278	—
Issuance of hybrid bond			—	238,682	298,861
Proceeds from borrowings			18,588,342	21,300,793	573,185,672
Repayments of borrowings			(18,324,239)	(19,397,747)	(574,028,621)
Proceeds from debt securities issued			14,071,906	13,056,571	11,696,281
Repayments of debt securities issued			(15,327,621)	(13,760,022)	(12,506,217)
Increase (decrease) in other liabilities			117,841	(22,512)	20,996
Repayments of preferred stock			—	—	(3,765,124)
Dividends paid			(427,571)	(585,557)	(650,697)
Cash inflows from cash flow hedges			174,772	75,887	36,752
Decrease in non-controlling interest			(168,556)	(173,559)	(164,874)

Net cash provided by (used in) financing activities			(1,295,126)	1,839,814	(5,876,971)

Effect of exchange rate fluctuations on cash and cash equivalents held			(31,489)	(1,088)	4,316

Increase (decrease) in cash and cash equivalents			215,559	(863,803)	996,384
Cash and cash equivalents at beginning of year	45		4,617,586	4,833,145	3,969,342

Cash and cash equivalents at end of year	45	￦	4,833,145	3,969,342	4,965,726

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2010, 2011 and 2012

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

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of December 31, 2011 and 2012 are as follows:

Investor	Investee(*1)	Location	Date of financial information	Ownership (%)
				2011	2012
Shinhan Financial Group	Shinhan Bank	Korea	December 31	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Investment Corp.	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank	”	”	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0
”	Shinhan Private Equity Investment management	”	”	100.0	100.0
”	Shinhan BNP Paribas AMC	”	”	65.0	65.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan Data system	”	”	100.0	100.0
”	Shinhan Savings Bank	”	”	100.0	100.0
”	Shinhan Aitas Co., Ltd.(*2)	”	”	—	99.8
Shinhan Bank	Shinhan Asia Limited	Hong Kong	”	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Khmer Bank	Cambodia	”	90.0	90.0
”	Shinhan Kazakhstan Bank	Kazakhstan	”	100.0	100.0
”	Shinhan Canada Bank	Canada	”	100.0	100.0
”	Shinhan China Limited	China	”	100.0	100.0
”	Shinhan Aitas Co., Ltd.(*2)	Korea	”	99.8	—
”	SBJ Bank	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam	Vietnam	”	100.0	100.0
Shinhan Investment Corp.	Shinhan Investment Corp. Europe Ltd.(*3)	UK	December 31	100.0	—
”	Shinhan Investment Corp. America Inc.	USA	”	100.0	100.0
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0
Shinhan Private Equity Investment management	Symphony Energy Co., Ltd.	Korea	September 30	77.6	77.6
”	HKC&T Co., Ltd.	”	”	100.0	100.0
Shinhan BNP Paribas AMC	Shinhan BNP Asset Mgt HK Ltd.	Hong Kong	December 31	100.0	100.0

(*1)	Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.

(*2)	The Shinhan Financial Group acquired 469,358(99.79%) shares of Shinhan Aitas 469,358(99.79%) from Shinhan Bank, a subsidiary of Shinhan Financial Group, at ￦50,014 million.

(*3)	The investee is in liquidation for the current period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

2.	Basis of preparation

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

(e) Changes in accounting policies and errors

i) Changes in accounting policies

The Group changed the classification of certain items previously included in other operating income items to non-operating income items. The Group retrospectively presented the prior years’ consolidated statements of comprehensive income for comparative purposes.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

The change in accounting policy did not impact the Group’s consolidated statements of financial position or the Group’s consolidated net income. A summary of the change to prior years’ operating income is as follows:

	2010		2011
Operating income before reclassification	￦	3,414,483	4,134,772
Changes
Non-operating income:
Gain on sale of assets		5,158	4,571
Investments in associates		—	45,773
Rental income on investment property		21,269	26,955
Other non-operating income		137,192	131,594

		163,619	208,893

Non-operating expense:
Loss on sale of assets		10,905	5,378
Investments in associates		80,189	4,821
Donations		126,643	117,887
Other non-operating expense		84,306	118,421

		302,043	246,507

Operating income after reclassification	￦	3,552,907	4,172,386

ii) Correction of a prior period error

Prior to 2012, the Group recorded certain synthetic options on a gross basis that should have recorded on a net basis. As of December 31, 2012, the respective synthetic options have been recorded on a net basis and all corresponding information in the prior periods has been retrospectively adjusted.

As a result, as of December 31, 2011, derivative assets, total assets, derivative liabilities, total liabilities and total liabilities and equity were each decreased by ￦76 billion. As of and for the years ended December 31, 2010 and 2011, there was no impact on total equity, net income or the presentation of consolidated statements of comprehensive income.

(f) Approval of the consolidated financial statements

The consolidated financial statements were approved by the Board of Director in February 21, 2013.

3.	Significant accounting policies

The significant accounting policies applied by the Group in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

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

December 31, 2010, 2011 and 2012

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

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

•	Leases and insurance contracts are required to be classified on the basis of the contractual terms and other factors

•	Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized

•	Deferred tax assets or liabilities are recognized and measured in accordance with IAS 12 Income Taxes

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

•	Employee benefit arrangements are recognized and measured in accordance with IAS 19 Employee Benefits

•	Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset

•	Reacquired rights are measured on the basis of the remaining contractual terms of the related contract

•	Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in IFRS 2 Share-based Payment

•	Assets held for sale are measured at fair value less costs to sell in accordance with IFRS 5 Non-current Assets Held for Sale

As of the acquisition date, non-controlling interests in the acquiree are measured as the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets.

The consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer. However, any portion of the acquirer’s share-based payment awards exchanged for awards held by the acquiree’s employees that are included in consideration transferred in the business combination shall be measured in accordance with the method described above rather than at fair value.

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder’s fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed in the periods in which the costs are incurred and the services are received. The costs to issue debt or equity securities are recognized in accordance with IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement.

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

December 31, 2010, 2011 and 2012

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

(e) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments.

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

December 31, 2010, 2011 and 2012

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

December 31, 2010, 2011 and 2012

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

ii) Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria has been met: (a) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (c) the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

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

December 31, 2010, 2011 and 2012

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

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

•	significant financial difficulty of the issuer or obligor

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganisation

•	the disappearance of an active market for that financial asset because of financial difficulties

•

observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

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

December 31, 2010, 2011 and 2012

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in profit or loss.

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

i) Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

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

December 31, 2010, 2011 and 2012

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

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

December 31, 2010, 2011 and 2012

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

December 31, 2010, 2011 and 2012

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

ii) Hybrid bonds

The Group classifies issued financial instruments, or their component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instruments. Hybrid bonds where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as equity instruments and presented in equity.

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

December 31, 2010, 2011 and 2012

that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from actuarial assumption changes and experiential adjustments in profit or loss.

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

December 31, 2010, 2011 and 2012

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

Financial guarantee contracts are initially measured at their fair values and, if not designated as at fair value through profit or loss, are subsequently measured at the higher of:

•	The amount determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with IAS 18 Revenue

(v) Insurance contracts

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of IAS 39, Financial Instruments, Recognition and measurement to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (“DPF”). If the contract has a DPF, the contract is subject to IFRS 4, Insurance Contracts.

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

December 31, 2010, 2011 and 2012

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

Reserve for losses on dividend insurance contract

In accordance with the Regulation on Supervision of Insurance Business, the Group accumulates reserve for losses of participating insurance contract within 30/100 of policyholders’ share in dividend-paying insurance income. A reserve for compensation for losses on dividend-paying insurance contracts accumulated shall be used for replenishing the losses of the participating insurance contract, and the balance after the replenishment shall be used as for the source of policyholders’ dividend for individual policyholders, for five fiscal years from the end of the fiscal year when the accumulation is made.

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

December 31, 2010, 2011 and 2012

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

Once an impairment loss has been recognized on a loan, although the accrual of interest in accordance with the contractual terms of the instrument is discontinued, interest income is recognized at the rate of interest that was used to discount estimated future cash flows for the purpose of measuring the impairment loss.

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

(x) Customer loyalty program

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between award credits (“points”) and other components of the fee and commission income. The Group provides awards, in the form of price discounts and by offering a variety of gifts. The fair value allocated to the points is estimated by reference to the fair value of the monetary and/or non-monetary benefits for which they could be redeemed. The fair value of the benefits is estimated taking into account the expected redemption rate and the timing of such expected redemptions. Such amount is deferred and recognized as unearned revenue. Unearned revenue is recognized only when the points are redeemed and the Group has fulfilled its obligations to provide the benefits. The amount of revenue recognized in those circumstances is based on the number of points that have been redeemed in exchange for benefits, relative to the total number of points that are expected to be redeemed.

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

December 31, 2010, 2011 and 2012

previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

ii) Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

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

December 31, 2010, 2011 and 2012

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

(ab) Reclassification

Certain reclassifications have been made in the prior years’consolidated financial statements to conform to the current year presentation for comparative purpose.

(ac) New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Group for annual periods beginning after January 1, 2012, and the Group has not early adopted them.

i) Amendments to IFRS 10 Consolidated Financial Statements

The standard introduces a single control model to determine whether an investee should be consolidated. As a result, the Group may need to change its consolidation conclusion in respect of its investees, which may lead to changes in the current accounting for these investees (i.e. Trusts guaranteed as to principal shall be consolidated).

The standards are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. Management is currently analyzing the impact of the amendments on the Group’s consolidated financial statements as of December 31, 2012.

ii) Amendments to IFRS 11 Joint Arrangements

The standard classifies joint arrangements into two types — joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method. The standards are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. Management believes the impact of the amendments on the Group’s consolidated financial statements is not material.

iii) Amendments to IFRS 12 Disclosure of Interests in Other Entities

The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Group is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures. The standard requires the disclosure of information about the nature, risks and financial effects of these interests. The standards are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. Management is currently analyzing the impact of the amendments on the Group’s consolidated financial statements as of December 31, 2012.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

iv) Amendments to IAS 19 Employee Benefits

The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation. The standard will be applied retrospectively for the Group’s annual periods beginning on or after January 1, 2013. The Group recognized the actuarial gain or loss amounting to ￦ 140,680 million and ￦ (6,518) million for the years ended December 31, 2011 and 2012, respectively in salaries expense. As a result, management believes the impacts of the amendments on the Group’s consolidated financial statements will be significant.

v) IFRS 13 Fair Value Measurement

The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements. The standard will be applied prospectively for the Group’s annual periods beginning on or after January 1, 2013. Management is currently analyzing the impact of the amendments on the Group’s consolidated financial statements as of December 31, 2012.

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

December 31, 2010, 2011 and 2012

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

The Group Risk Management Council is comprised of the controlling company’s chief risk officer, head of risk management team, and risk officers from each subsidiary. The Group Risk Management Council holds meetings for risk management executives from each subsidiary to discuss the Group’s groupwide risk management guidelines and strategy in order to maintain consistency in the groupwide risk policies and strategies.

iii) Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•

Risk capital management — Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflect such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

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

December 31, 2010, 2011 and 2012

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

•

Risk management — The Group maintain a groupwide risk management system to detect the early warnings signals of any crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently groupwide, and upon the happening of any contingency at a subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted groupwide basis.

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

December 31, 2010, 2011 and 2012

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

ii) Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of December 31, 2011 and 2012 are as follows:

	2011		2012
Due from banks and loans(*1)(*6)	￦	205,171,862	210,052,982
Banks		10,213,726	11,013,154
Retail		77,111,426	82,439,453
Government		9,199,551	7,597,140
Corporate		91,490,418	91,934,538
Card receivable		17,156,741	17,068,697
Trading assets		9,966,220	11,684,538
Financial assets designated at FVTPL(*3)		748,356	1,325,646
AFS financial assets(*4)		29,110,542	31,356,150
HTM financial assets(*5)		11,894,664	11,659,215
Derivative assets		2,319,585	2,164,852
Other financial assets(*1)(*2)		7,520,769	9,455,639
Financial guarantee contracts		2,766,331	2,895,878
Loan commitments and other liabilities for credit		67,130,382	72,200,742

	￦	336,628,711	352,795,642

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are recorded as net of allowances.

(*2)	Comprise of account receivables, accrued income, guarantee deposits, domestic exchange settlement debit and suspense payments, etc.

(*3)	FVTPL : fair value through profit or loss

(*4)	AFS : available-for-sale

(*5)	HTM : held-to-maturity

(*6)	Due from banks and loans were classified as similar credit risk group in calculating equity capital ratio under New Basel Capital Accord (Basel II).

iii) Due from banks and loans by past due or impairment

Due from banks and loans as of December 31, 2011 and 2012 are as follows:

	2011
	Banks		Retail	Government	Corporate	Card	Total
Neither past due nor impaired	￦	10,255,903	76,603,830	9,201,687	91,023,364	16,779,871	203,864,655
Past due but not impaired		—	520,407	—	332,535	606,942	1,459,884
Impaired		—	288,064	—	1,723,100	445,448	2,456,612

		10,255,903	77,412,301	9,201,687	93,078,999	17,832,261	207,781,151
Less : allowance		(42,177)	(300,875)	(2,136)	(1,588,581)	(675,520)	(2,609,289)

	￦	10,213,726	77,111,426	9,199,551	91,490,418	17,156,741	205,171,862

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

	2012
	Banks		Retail	Government	Corporate	Card	Total
Neither past due nor impaired	￦	11,021,036	81,909,672	7,600,456	91,468,794	16,539,121	208,539,079
Past due but not impaired		116	438,050	378	496,409	739,736	1,674,689
Impaired		—	477,792	—	1,624,585	533,902	2,636,279

		11,021,152	82,825,514	7,600,834	93,589,788	17,812,759	212,850,047
Less : allowance		(7,998)	(386,061)	(3,694)	(1,655,250)	(744,062)	(2,797,065)

	￦	11,013,154	82,439,453	7,597,140	91,934,538	17,068,697	210,052,982

Credit quality of due from banks and loans, net of allowance, that are neither past due nor impaired as of December 31, 2011 and 2012 are as follows:

	2011
	Banks		Retail	Government	Corporate	Card	Total
Grade 1(*1)	￦	10,198,810	73,908,262	9,201,687	53,299,436	14,916,233	161,524,428
Grade 2(*1)		57,093	2,695,568	—	37,723,928	1,863,638	42,340,227

		10,255,903	76,603,830	9,201,687	91,023,364	16,779,871	203,864,655
Less : allowance		(42,177)	(139,618)	(2,136)	(922,728)	(329,064)	(1,435,723)

	￦	10,213,726	76,464,212	9,199,551	90,100,636	16,450,807	202,428,932

Mitigation of credit risk due to collateral(*2)	￦	5,610	52,895,049	58	41,212,129	5,990	94,118,836

	2012
	Banks		Retail	Government	Corporate	Card	Total
Grade 1(*1)	￦	11,020,950	78,934,568	7,597,923	54,598,546	15,186,242	167,338,229
Grade 2(*1)		86	2,975,104	2,533	36,870,248	1,352,879	41,200,850

		11,021,036	81,909,672	7,600,456	91,468,794	16,539,121	208,539,079
Less : allowance		(7,998)	(141,399)	(3,690)	(1,070,400)	(321,865)	(1,545,352)

	￦	11,013,038	81,768,273	7,596,766	90,398,394	16,217,256	206,993,727

Mitigation of credit risk due to collateral(*2)	￦	124,104	55,033,908	388	41,695,341	5,529	96,859,270

(*1)	Credit quality of due from banks and loans was classified based on the internal credit rating.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

Aging analyses of due from banks and loans, net of allowance, that are past due but not impaired as of December 31, 2011 and 2012 are as follows:

	2011
	Banks		Retail	Government	Corporate	Card	Total
Less than 30 days	￦	—	416,178	—	193,612	499,261	1,109,051
31~60 days		—	53,033	—	103,461	66,687	223,181
61~90 days		—	50,162	—	20,413	40,994	111,569
More than 90 days		—	1,034	—	15,049	—	16,083

		—	520,407	—	332,535	606,942	1,459,884
Less : allowance		—	(20,027)	—	(17,427)	(87,251)	(124,705)

	￦	—	500,380	—	315,108	519,691	1,335,179

Mitigation of credit risk due to collateral(*)	￦	—	327,509	—	134,002	78	461,589

	2012
	Banks		Retail	Government	Corporate	Card	Total
Less than 30 days	￦	116	351,351	378	360,946	636,595	1,349,386
31~60 days		—	53,263	—	59,230	65,267	177,760
61~90 days		—	32,021	—	58,400	37,874	128,295
More than 90 days		—	1,415	—	17,833	—	19,248

		116	438,050	378	496,409	739,736	1,674,689
Less : allowance		—	(20,005)	(3)	(25,601)	(93,680)	(139,289)

	￦	116	418,045	375	470,808	646,056	1,535,400

Mitigation of credit risk due to collateral(*)	￦	—	266,454	44	271,123	22	537,643

(*)

The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

Mitigation of credit risk due to the collateral of impaired due from banks and loans, net of allowance, as of December 31, 2011 and 2012 are as follows:

	2011
	Banks		Retail	Government	Corporate	Card	Total
Impaired loans	￦	—	288,064	—	1,723,100	445,448	2,456,612
Less : allowance		—	(141,230)	—	(648,426)	(259,205)	(1,048,861)

	￦	—	146,834	—	1,074,674	186,243	1,407,751

Mitigation of credit risk due to collateral(*)	￦	—	90,760	—	638,660	12	729,432

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

	2012
	Banks		Retail	Government	Corporate	Card	Total
Impaired loans	￦	—	477,792	—	1,624,585	533,902	2,636,279
Less : allowance		—	(224,656)	—	(559,249)	(328,517)	(1,112,422)

	￦	—	253,136	—	1,065,336	205,385	1,523,857

Mitigation of credit risk due to collateral(*)	￦	—	124,546	—	606,059	6	730,611

(*)

The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

iv) Credit rating

Credit rating of debt securities as of December 31, 2011 and 2012 are as follows:

	2011
	Trading assets		Financial assets designated at fair value through profit or loss	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	￦	2,384,749	158,076	17,199,474	9,031,172	28,773,471
AA- to AA+		3,152,592	127,319	6,751,848	2,062,005	12,093,764
A- to A+		2,987,225	268,079	2,913,116	463,494	6,631,914
BBB- to BBB+		503,929	174,572	1,118,624	8,607	1,805,732
Lower than BBB-		191,427	—	80,936	31,512	303,875
Unrated		404,864	20,310	1,046,544	297,874	1,769,592

	￦	9,624,786	748,356	29,110,542	11,894,664	51,378,348

	2012
	Trading assets		Financial assets designated at fair value through profit or loss	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	￦	3,286,526	177,567	19,868,860	9,594,045	32,926,998
AA- to AA+		3,610,513	131,845	5,923,292	1,411,353	11,077,003
A- to A+		2,935,088	527,359	3,175,284	293,422	6,931,153
BBB- to BBB+		1,223,112	350,891	1,404,382	19	2,978,404
Lower than BBB-		12,321	—	246,909	26,337	285,567
Unrated		179,050	137,984	737,424	334,039	1,388,497

	￦	11,246,610	1,325,646	31,356,151	11,659,215	55,587,622

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

The credit qualities of securities (debt securities) according to the credit ratings by external rating agencies are as follows:

	KIS(*1)	KR(*2)	S&P	Fitch	Moody’s
AAA	—	—	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB-to BBB+	BBB-to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1)	KIS : Korea Investors Service

(*2)	KR : Korea Ratings

Credit status of debt securities as of December 31, 2011 and 2012 are as follows:

	2011		2012
Neither past due nor impaired	￦	51,348,868	55,556,669
Impaired		29,480	30,953

	￦	51,378,348	55,587,622

Assets acquired through foreclosures amounting to ￦14,876 million and ￦9,977 million were classified as assets held for sale (non-business purpose property) as of December 31, 2011 and 2012, respectively.

v) Concentration by geographic location

An analysis of concentration by geographic location for due from financial instrument, net of allowance, as of December 31, 2011 and 2012 are as follows:

		2011
		Korea		USA	Japan	Vietnam	China	Other	Total
Due from banks and loans	Banks	￦	7,307,389	283,602	55,841	264,492	1,124,431	1,177,971	10,213,726
	Retail		76,655,578	258,329	23,991	4,011	8,549	160,968	77,111,426
	Government		8,904,636	176,171	42,452	28,843	3,460	43,989	9,199,551
	Corporate		85,613,216	1,212,055	1,213,332	369,601	965,277	2,116,937	91,490,418
	Card		17,145,287	5,002	1,669	20	1,385	3,378	17,156,741

			195,626,106	1,935,159	1,337,285	666,967	2,103,102	3,503,243	205,171,862

Trading assets			9,624,786	—	—	—	—	341,434	9,966,220
Financial assets designated at FVTPL(*1)			748,356	—	—	—	—	—	748,356
AFS financial assets(*2)			28,626,932	292,717	—	—	—	190,893	29,110,542
HTM financial assets(*3)			11,758,431	1,922	37,172	7,412	—	89,727	11,894,664

		￦	246,384,611	2,229,798	1,374,457	674,379	2,103,102	4,125,297	256,891,644

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

		2012
		Korea		USA	Japan	Vietnam	China	Other	Total
Due from banks and loans	Banks	￦	7,518,628	538,588	142,839	104,819	1,112,010	1,596,270	11,013,154
	Retail		81,925,020	246,192	43,919	9,062	13,672	201,588	82,439,453
	Government		7,042,917	221,413	226,426	50,827	617	54,940	7,597,140
	Corporate		85,598,501	1,043,872	1,252,544	681,755	1,275,962	2,081,904	91,934,538
	Card		17,051,936	5,812	1,793	1,145	2,266	5,745	17,068,697

			199,137,002	2,055,877	1,667,521	847,608	2,404,527	3,940,447	210,052,982

Trading assets			11,237,723	—	1,127	—	—	445,688	11,684,538
Financial assets designated at FVTPL(*1)			1,322,056	—	—	—	—	3,590	1,325,646
AFS financial assets(*2)			30,755,834	264,487	—	218,275	—	117,554	31,356,150
HTM financial assets(*3)			11,524,931	1,210	62,629	19,609	—	50,836	11,659,215

		￦	253,977,546	2,321,574	1,731,277	1,085,492	2,404,527	4,558,115	266,078,531

(*1)	FVTPL : fair value through profit or loss

(*2)	AFS : available-for-sale

(*3)	HTM : held-to-maturity

vi) Concentration by industry sector

An analysis of concentration by industry sector of due from banks and loans, net of allowance, as of December 31, 2011 and 2012 are as follows:

		2011
		Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans	Banks	￦	8,688,817	—	—	505,686	1,019,223	—	10,213,726
	Retail		—	—	—	—	—	77,111,426	77,111,426
	Government		8,820,239	—	—	—	379,312	—	9,199,551
	Corporate		3,606,014	32,838,172	11,398,011	15,582,663	28,065,558	—	91,490,418
	Card		68,350	132,549	148,799	23,504	747,226	16,036,313	17,156,741

			21,183,420	32,970,721	11,546,810	16,111,853	30,211,319	93,147,739	205,171,862

Trading assets			6,042,069	799,297	302,896	1,142,451	1,679,507	—	9,966,220
Financial assets designated at FVTPL(*1)			532,833	—	—	127,214	88,309	—	748,356
AFS financial assets(*2)			18,106,456	1,059,028	194,409	1,173,502	8,577,147	—	29,110,542
HTM financial assets(*3)			3,845,680	19,998	—	592,479	7,436,507	—	11,894,664

		￦	49,710,458	34,849,044	12,044,115	19,147,499	47,992,789	93,147,739	256,891,644

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

		2012
		Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans	Banks	￦	9,977,432	—	—	120,696	915,026	—	11,013,154
	Retail		—	—	—	—	—	82,439,453	82,439,453
	Government		7,304,220	6	132	39	292,743	—	7,597,140
	Corporate		3,078,782	32,594,720	11,630,743	16,528,355	28,101,938	—	91,934,538
	Card		46,493	127,504	140,127	25,846	610,321	16,118,406	17,068,697

			20,406,927	32,722,230	11,771,002	16,674,936	29,920,028	98,557,859	210,052,982

Trading assets			7,384,391	1,155,863	522,699	941,586	1,679,999	—	11,684,538
Financial assets designated at FVTPL(*1)			817,997	112,852	10,371	123,632	260,794	—	1,325,646
AFS financial assets(*2)			20,369,556	1,177,830	229,618	1,040,793	8,538,353	—	31,356,150
HTM financial assets(*3)			3,803,177	10,005	—	694,149	7,151,884	—	11,659,215

		￦	52,782,048	35,178,780	12,533,690	19,475,096	47,551,058	98,557,859	266,078,531

(*1)	FVTPL : fair value through profit or loss

(*2)	AFS : available-for-sale

(*3)	HTM : held-to-maturity

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

December 31, 2010, 2011 and 2012

(In millions of won)

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

Shinhan Investment primarily uses the one-day 99% confidence level-based VaR for managing market risk as this is the norm in the securities industry in Korea. However, since its VaR computation is based on parametric normal distribution, Shinhan Investment also calculates the ten-day 99% VaR by multiplying the one-day 99% VaR by the square root of ten and uses such VaR on a supplemental basis for internal management purposes. Shinhan Investment is currently using a variance-covariance methodology called “delta-gamma method” for its overall VaR calculation. The Group managed risk limits that were comprised of VaR limits, risk limits, stop loss, and transaction limits.

In order to streamline such differences and use a consistent VaR among operating subsidiaries, the Group has adopted starting in 2012 a unified group-wide market risk measurement methodology, which uses the ten-day 99.9% confidence level for calculating the VaR.

An analysis of the Group’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2011 and 2012, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, was as follows:

	2011
	Average		Maximum	Minimum	At December 31
Interest rate	￦	186,606	197,935	177,707	187,740
Equities		68,308	115,713	34,035	45,738
Foreign exchange		100,125	125,526	81,265	110,259
Option volatility		9,837	11,480	7,406	7,406

	￦	364,876	450,654	300,413	351,143

	2012
	Average		Maximum	Minimum	At December 31
Interest rate	￦	189,958	203,740	176,840	182,318
Equities		63,419	74,694	55,241	74,694
Foreign exchange		114,537	117,037	112,022	113,434
Option volatility		4,602	5,801	3,828	4,594

	￦	372,515	401,272	347,932	375,041

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

Insurance company, Shinhan life insurance, was excluded when the Group estimated the market risk, due insurance company was not included in the Group’s subsidiaries for the consolidated BIS capital ratio.

An analysis of market risk for trading positions of the major subsidiaries as of and for the years ended December 31, 2011 and 2012 are as follows:

i-1) Shinhan Bank

An analysis of the ten-day 99% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the years ended December 31, 2011 and 2012 are as follows:

	2011
	Average		Maximum	Minimum	At December 31
Interest rate	￦	32,725	49,155	25,933	30,722
Equities		19,227	32,447	8,492	21,825
Foreign exchange		58,848	101,775	13,688	88,334
Option volatility		488	1,123	92	313
Portfolio diversification		(55,238)	(97,474)	(8,187)	(58,078)

	￦	56,050	87,026	40,018	83,116

	2012
	Average		Maximum	Minimum	At December 31
Interest rate	￦	24,085	32,036	19,817	19,817
Equities		26,476	41,920	11,085	12,247
Foreign exchange		79,449	95,661	49,583	55,243
Option volatility		257	897	95	251
Portfolio diversification		(60,274)	(80,989)	(37,435)	(38,967)

	￦	69,993	89,525	43,145	48,591

(*)	Includes both trading and non-trading accounts as Shinhan Bank manages foreign exchange risk on a total position basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

i-2) Shinhan Card

An analysis of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2011 and 2012, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, is as follows:

	2011
	Average		Maximum	Minimum	At December 31
Interest rate	￦	688	750	500	750
Foreign exchange		26,611	34,683	23,127	34,683

	￦	27,299	35,433	23,627	35,433

	2012
	Average		Maximum	Minimum	At December 31
Interest rate	￦	358	900	250	500
Foreign exchange		35,291	40,972	32,313	36,905

	￦	35,649	41,872	32,563	37,405

(*)

The Group has been exposed to only foreign exchange rate risk of foreign currency equity securities for the purpose of non-trading because the Shinhan Card hedges all cash flow of foreign currency liabilities by currency rate swap.

i-3) Shinhan Investment

An analysis of the ten-day 99% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the years ended December 31, 2011 and 2012 are as follows:

	2011
	Average		Maximum	Minimum	At December 31
Interest rate	￦	6,291	12,150	2,561	5,215
Equities		5,301	12,114	826	6,445
Foreign exchange		741	3,051	26	85
Option volatility		810	3,438	108	847
Portfolio diversification		(5,491)	(12,391)	(1,184)	(4,917)

	￦	7,652	18,362	2,337	7,675

	2012
	Average		Maximum	Minimum	At December 31
Interest rate	￦	9,102	15,797	2,532	3,467
Equities		2,790	8,816	882	8,620
Foreign exchange		2,779	10,825	90	1,292
Option volatility		4,465	11,866	237	736
Portfolio diversification		(10,253)	(20,771)	(3,036)	(6,875)

	￦	8,883	26,533	705	7,240

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

i-4) Shinhan Life Insurance

An analysis of the ten-day 99% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the years ended December 31, 2011 and 2012 are as follows:

	2011
	Average		Maximum	Minimum	At December 31
Interest rate	￦	243	327	210	234
Equities		705	1,074	571	671
Foreign exchange		241	288	235	240

	￦	1,189	1,689	1,016	1,145

	2012
	Average		Maximum	Minimum	At December 31
Interest rate	￦	826	1,333	197	958
Equities		750	947	499	947
Foreign exchange		216	253	136	135

	￦	1,792	2,533	832	2,040

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

December 31, 2010, 2011 and 2012

(In millions of won)

subjecting Shinhan Life Insurance’s current and future assets and liabilities to more than 2,000 market scenarios based on varying assumptions, such as new debt purchases and target investment portfolios, so as to derive its net asset value forecast for the next three years at a 99% confidence level.

Non-trading positions for interest rate VaR and EaR as of December 31, 2011 and 2012 are as follows:

ii-1) Shinhan Bank

	2011		2012
VaR	￦	561,088	841,157
EaR		262,405	249,567

ii-2) Shinhan Card

	2011		2012
VaR	￦	324,331	338,930
EaR		45,233	29,318

ii-3) Shinhan Investment

	2011		2012
VaR	￦	33,040	26,289
EaR		69,589	107,733

ii-4) Shinhan Life Insurance

	2011		2012
VaR	￦	195,201	126,359
EaR		28,097	28,705

(*)

Interest rate VaR and EaR represent the maximum amounts by which net assets and net interest income, respectively, may decrease or increase as of the end of the reporting period and have been computed based on the standardized guidelines proposed by the Basel Committee.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

Foreign currency denominated assets and liabilities as of December 31, 2011 and 2012 are as follows:

	2011
	USD		JPY	EUR	CNY	Other	Total
Assets
Cash and due from banks	￦	1,344,600	937,422	136,535	778,064	760,627	3,957,248
Loans		12,818,591	4,997,137	1,301,212	1,204,832	1,857,358	22,179,130
Trading assets		57,129	6,013	—	—	341,433	404,575
Derivative assets		299,323	2,035	8,679	—	737	310,774
Available-for-sale financial assets		1,545,602	53,129	136	—	66,812	1,665,679
Held-to-maturity financial assets		3,725	400,474	—	—	50,780	454,979
Other financial assets		794,175	126,597	132,293	34,353	144,654	1,232,072

	￦	16,863,145	6,522,807	1,578,855	2,017,249	3,222,401	30,204,457

Liabilities
Deposits	￦	4,107,459	5,914,508	463,390	1,391,892	1,231,495	13,108,744
Trading liabilities		—	—	—	—	414,088	414,088
Derivative liabilities		221,619	7,860	244	—	116	229,839
Borrowings		7,463,865	734,684	939,682	37,829	427,544	9,603,604
Debt securities issued		5,664,942	—	—	—	419,708	6,084,650
Other financial liabilities		882,068	259,040	153,612	100,939	230,953	1,626,612

	￦	18,339,953	6,916,092	1,556,928	1,530,660	2,723,904	31,067,537

Net assets (liabilities)	￦	(1,476,808)	(393,285)	21,927	486,589	498,497	(863,080)
Off-balance derivative exposure		3,097,436	217,255	138,379	(11,561)	133,240	3,574,749

Net position	￦	1,620,628	(176,030)	160,306	475,028	631,737	2,711,669

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

	2012
	USD		JPY	EUR	CNY	Other	Total
Assets
Cash and due from banks	￦	1,193,925	1,119,555	74,962	870,378	340,001	3,598,821
Loans		11,790,540	4,932,804	1,323,022	1,351,857	1,964,774	21,362,997
Trading assets		153,521	—	—	14,715	451,165	619,401
Derivative assets		276,729	—	9,939	—	127	286,795
Available-for-sale financial assets		1,357,859	44,099	9,005	—	335,003	1,745,966
Held-to-maturity financial assets		1,210	392,628	—	—	40,648	434,486
Other financial assets		2,065,975	215,778	15,696	145,082	95,961	2,538,492

	￦	16,839,759	6,704,864	1,432,624	2,382,032	3,227,679	30,586,958

Liabilities
Deposits	￦	5,328,631	5,651,318	247,045	1,634,518	1,523,852	14,385,364
Trading liabilities		—	—	—	—	484,061	484,061
Derivative liabilities		123,007	47,718	—	—	60	170,785
Borrowings		4,968,386	669,168	688,261	85,055	250,880	6,661,750
Debt securities issued		4,863,268	436,625	106,220	210,002	701,964	6,318,079
Other financial liabilities		1,334,236	227,995	253,896	245,871	227,323	2,289,321

	￦	16,617,528	7,032,824	1,295,422	2,175,446	3,188,140	30,309,360

Net assets (liabilities)	￦	222,231	(327,960)	137,202	206,586	39,539	277,598
Off-balance derivative exposure		794,675	328,526	(123,325)	203,512	614,279	1,817,667

Net position	￦	1,016,906	566	13,877	410,098	653,818	2,095,265

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of December 31, 2011 and 2012 are as follows:

	2011
	Less than 1 month		1~3 months	3~6 months	6 months~ 1 year	1~5 years	More than 5 years	Total
Non-derivatives:
Assets
Cash and due from banks	￦	10,520,487	963,771	1,576,557	1,239,826	308,543	430,652	15,039,836
Loans		27,238,020	29,970,845	32,398,858	43,102,458	46,775,318	44,977,810	224,463,309
Trading assets(*3)		11,954,266	—	—	—	—	—	11,954,266
Financial assets designated at fair value through profit or loss		1,291,196	24,413	7,575	13,873	219,272	247,147	1,803,476
Available-for-sale financial assets(*3)		29,844,070	1,437,439	4,651	39,960	63,776	2,721,146	34,111,042
Held-to-maturity financial assets		232,597	679,645	386,117	1,569,682	8,045,528	3,705,312	14,618,881
Other financial assets		3,270,720	315,005	551,257	259,214	3,144,913	200,953	7,742,062

	￦	84,351,356	33,391,118	34,925,015	46,225,013	58,557,350	52,283,020	309,732,872

Liabilities
Deposits(*2)	￦	73,121,781	15,291,478	14,541,814	54,516,187	10,631,904	1,777,738	169,880,902
Trading liabilities(*3)		704,418	—	—	—	—	—	704,418
Borrowings		7,440,730	3,825,822	2,762,415	2,037,255	3,569,776	763,971	20,399,969
Debt securities issued		1,003,215	1,597,580	4,030,191	6,375,282	28,259,385	4,519,559	45,785,212
Financial liabilities designated at fair value through profit or loss		196,349	198,883	287,454	432,277	2,153,707	29,739	3,298,409
Other financial liabilities		15,725,632	230,363	569,582	167,563	396,613	195,330	17,285,083

	￦	98,192,125	21,144,126	22,191,456	63,528,564	45,011,385	7,286,337	257,353,993

Off balance(*4)
Finance guarantee contracts	￦	2,766,331	—	—	—	—	—	2,766,331
Loan commitments and other		67,130,382	—	—	—	—	—	67,130,382

	￦	69,896,713	—	—	—	—	—	69,896,713

Derivatives:
Cash inflow	￦	2,118,963	460,627	538,092	304,329	2,620,766	1,180,302	7,298,764
Cash outflow		1,873,471	86,306	460,169	325,585	2,308,557	543,004	5,672,777

	￦	245,492	374,321	77,923	(21,256)	312,209	637,298	1,625,987

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

	2012
	Less than 1 month		1~3 months	3~6 months	6 months~ 1 year	1~5 years	More than 5 years	Total
Non-derivatives:
Assets
Cash and due from banks	￦	9,731,124	1,168,721	991,752	1,247,796	281,700	51,490	13,472,583
Loans		29,509,587	28,460,078	32,525,473	45,129,706	47,471,629	47,228,026	230,324,499
Trading assets(*3)		14,018,894	—	—	—	—	—	14,018,894
Financial assets designated at fair value through profit or loss		1,836,435	73,857	5,169	41,007	609,711	21,728	2,587,907
Available-for-sale financial assets(*3)		33,047,392	1,243,237	—	60,648	35,377	1,945,647	36,332,301
Held-to-maturity financial assets		269,701	424,714	437,935	1,527,358	7,663,374	4,192,561	14,515,643
Other financial assets		5,682,658	184,686	40,126	268,247	3,359,838	105,639	9,641,194

	￦	94,095,791	31,555,293	34,000,455	48,274,762	59,421,629	53,545,091	320,893,021

Liabilities
Deposits(*2)	￦	70,013,325	19,777,711	17,425,821	57,969,260	10,246,002	859,714	176,291,833
Trading liabilities(*3)		1,370,723	—	—	—	—	—	1,370,723
Borrowings		9,269,643	2,085,094	1,390,841	1,416,346	4,226,831	821,363	19,210,118
Debt securities issued		1,070,263	1,949,034	2,922,035	6,558,938	27,084,263	4,321,377	43,905,910
Financial liabilities designated at fair value through profit or loss		85,260	173,289	296,974	495,799	3,617,151	153,724	4,822,197
Other financial liabilities		17,885,442	50,675	38,652	160,998	330,231	67,965	18,533,963

	￦	99,694,656	24,035,803	22,074,323	66,601,341	45,504,478	6,224,143	264,134,744

Off balance(*4)
Financial guarantee contracts	￦	2,895,878	—	—	—	—	—	2,895,878
Loan commitments and others		72,200,742	—	—	—	—	—	72,200,742

	￦	75,096,620	—	—	—	—	—	75,096,620

Derivatives:
Cash inflow	￦	2,024,108	373,602	161,696	571,717	2,137,068	625,855	5,894,046
Cash outflow		1,761,438	100,083	167,306	569,682	1,939,458	375,361	4,913,328

	￦	262,670	273,519	(5,610)	2,035	197,610	250,494	980,718

(*1)	These amounts include cash flows of principal and interest on financial assets and financial liabilities.

(*2)	Demand deposits amounting to ￦49,861,856 million and ￦52,171,149 million as of December 31, 2011 and 2012 are included in the ‘Less than 1 month’ category, respectively.

(*3)	Trading assets and available-for-sale financial assets, except for assets restricted for sale for certain periods, were included in the ‘Less than 1 month’ category.

(*4)

Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counter party requests payment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

(e) Measurement of fair value

Fair values, which the Group primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

For example, fair value of interest rate swaps and currency forwards were calculated discounted cash flow analysis method and exchange forward rate method.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

The book value and the fair value of financial instruments measured at amortized cost as of December 31, 2011 and 2012 are as follows:

	2011			2012
	Book value		Fair value	Book value	Fair value
Assets
Cash and due from banks
Cash and cash equivalent	￦	2,131,642	2,131,642	2,999,622	2,999,622
Due from Banks		12,599,290	12,599,290	10,394,709	10,394,709
Loans
Household loans		69,359,777	69,746,678	73,861,146	74,262,101
Corporate loans		98,601,504	100,484,038	101,104,954	102,296,855
Public and other		4,910,917	4,944,862	3,097,430	3,116,192
Loans to bank		2,543,631	2,565,594	4,525,531	4,542,843
Card receivables		17,156,742	17,372,172	17,066,671	17,374,025
Held-to-maturity financial assets
Government bonds		5,869,832	6,165,461	5,716,713	6,107,448
Financial institutions bonds		2,064,369	2,161,896	1,700,583	1,757,653
Corporate bonds and others		3,960,463	4,052,373	4,241,919	4,418,585
Other financial assets		7,520,769	7,621,858	9,455,639	9,519,669

	￦	226,718,936	229,845,864	234,164,917	236,789,702

Liabilities
Deposits
Demand deposits	￦	49,861,856	49,861,856	52,171,149	52,171,149
Time deposits		102,902,575	102,879,778	111,021,657	111,288,201
Negotiable certificates of deposits		2,967,419	3,035,910	1,303,683	1,333,871
Note discount deposits		4,623,801	4,623,359	3,013,376	3,013,147
CMA		1,614,377	1,614,377	1,626,061	1,626,061
Others		1,045,704	1,045,874	960,528	960,668
Borrowings
Call money		1,309,137	1,309,137	1,088,535	1,088,535
Bill sold		105,697	104,933	55,397	55,023
Bonds sold under repurchase agreements		3,890,665	3,890,665	5,189,539	5,189,537
Borrowings		14,495,375	14,491,372	12,401,757	12,465,776
Due to Bank of Korea in foreign currency		232,372	232,557	156,150	156,151
Debt securities issued
Debt securities issued in won		33,674,175	33,644,730	32,548,907	33,352,509
Debt securities issued in foreign currency		6,062,773	5,895,247	6,291,268	6,523,753
Other financial liabilities		17,306,513	17,291,615	18,579,081	18,580,972

	￦	240,092,439	239,921,410	246,407,088	247,805,353

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

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

The table below analyzes financial instruments measured at the fair value as of December 31, 2011 and 2012 by the level in the fair value hierarchy into which the fair value measurement is categorized:

	2011
	Level 1		Level 2	Level 3	Total
Assets
Trading assets
Debt securities	￦	1,717,858	7,896,937	9,991	9,624,786
Equity securities		177,911	1,810,135	—	1,988,046
Gold deposits		341,434	—	—	341,434
Financial assets designated at fair value through profit or loss
Debt securities and others		160,230	280,097	308,029	748,356
Equity securities		260,758	791,732	—	1,052,490
Derivative assets
Trading		5,472	1,678,824	287,590	1,971,886
Hedging		—	285,670	62,029	347,699
Available-for-sale financial assets
Debt securities		7,293,784	21,810,639	6,119	29,110,542
Equity securities		2,331,274	388,098	2,275,833	4,995,205

	￦	12,288,721	34,942,132	2,949,591	50,180,444

Liabilities
Trading liabilities
Debt securities	￦	290,331	—	—	290,331
Gold deposits		414,087	—	—	414,087
Borrowings		—	—	3,298,409	3,298,409
Derivative liabilities
Trading		7,376	1,575,371	261,328	1,844,075
Hedging		—	61,055	67,067	128,122

	￦	711,794	1,636,426	3,626,804	5,975,024

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

	2012
	Level 1		Level 2	Level 3	Total
Assets
Trading assets
Debt securities	￦	2,951,249	8,122,690	172,671	11,246,610
Equity securities		395,026	1,934,550	4,780	2,334,356
Gold deposits		437,928	—	—	437,928
Financial assets designated at fair value through profit or loss
Debt securities and others		161,056	614,664	549,926	1,325,646
Equity securities		101,550	1,014,981	142,934	1,259,465
Derivative assets
Trading		25,315	1,607,049	269,364	1,901,728
Hedging		—	193,207	69,917	263,124
Available-for-sale financial assets
Debt securities		7,987,288	23,326,884	41,978	31,356,150
Equity securities		2,159,574	235,287	2,577,418	4,972,279

	￦	14,218,986	37,049,312	3,828,988	55,097,286

Liabilities
Trading liabilities
Debt securities	￦	886,662	—	—	886,662
Gold deposits		484,061	—	—	484,061
Borrowings		—	563,998	4,258,199	4,822,197
Derivative liabilities
Trading		21,286	1,481,257	210,866	1,713,409
Hedging		—	139,997	50,638	190,635

	￦	1,392,009	2,185,252	4,519,703	8,096,964

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

iii) The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy:

	2011
	Trading assets		Financial assets designated at fair value through profit or loss	Available- for-sale financial assets	Net derivatives	Financial liabilities designated at fair value through profit or loss
Beginning balance	￦	8,510	378,914	2,391,645	182,744	1,613,346
comprehensive income
Profit or loss		178	(19,887)	327,647	(141,067)	209,801
Other comprehensive income		—	—	8,927	1,175	—

		178	(19,887)	336,574	(139,892)	209,801
Purchases		40,000	(21,686)	276,925	52,250	—
Issuances		—	—	—	—	1,475,262
Settlements		(38,697)	(29,312)	(721,507)	(153,337)	—
Transfers into (out of) level 3		—	—	(1,685)	79,459	—

Ending balance	￦	9,991	308,029	2,281,952	21,224	3,298,409

	2012
	Trading assets		Financial assets designated at fair value through profit or loss	Available- for-sale financial assets	Net derivatives	Financial liabilities designated at fair value through profit or loss
Beginning balance	￦	9,991	308,029	2,281,952	21,224	3,298,409
Comprehensive income
Profit or loss		2,680	42,955	88,500	417,441	649,683
Other comprehensive income		—	—	43,549	19	—

		2,680	42,955	132,049	417,460	649,683
Purchases		640,000	981,102	489,376	66,852	—
Issuances		—	—	—	(170,367)	9,080,911
Settlements		(480,000)	(737,868)	(579,857)	(221,565)	(8,770,804)
Transfers into (out of)level 3		4,780	98,642	295,876	(35,827)	—

Ending balance	￦	177,451	692,860	2,619,396	77,777	4,258,199

iv) Sensitivity analysis for fair value measurements in Level 3

Although the Group believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value.

The favorable and unfavorable effects of using reasonably possible alternative assumptions for valuation of financial instruments have been calculated by applying a ten percent increase or decrease on the values of the unobservable parameter inputs.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

For fair value measurements in Level 3, changing one or more of the assumptions used to reasonably possible alternative assumptions would have the following effects:

	Favorable changes		Unfavorable changes
Financial Assets
Held at fair value through profit or loss:
Trading assets	￦	1,362	(17)
Financial assets designated at FVTPL(*1)		42	(47)
Derivatives		1,250	(1,078)

		2,654	(1,142)
Available-for-sale financial assets(*2)(*3) :		172,864	(125,736)

		175,518	(126,878)

Financial Liabilities
Held at fair value through profit or loss:
Financial liabilities designated at FVTPL(*1)		2,226	(2,288)
Derivatives		807	(874)

		3,033	(3,162)

	￦	178,551	(130,040)

(*1)	FVTPL : Fair value through profit of loss

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing discount rate (-1~1%) or liquidation value (-1~1%).

(*3)	Equity securities which are measured at cost among the level 3 assets are excluded from sensitivity analysis.

v) Unamortized balance of financial instruments valued using models with significant unobservable inputs.

Changes in the difference between the fair value at initial recognition (the transaction price) and the value using models with unobservable inputs for the years ended December 31, 2011 and 2012, are as follows:

	2011		2012
Beginning balance		(1,292)	(3,097)
Deferral on new transactions	￦	(5,042)	88
Recognized in the income statement during the period		3,237	435

Ending balance	￦	(3,097)	(2,574)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

vi) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(e) Measurement of fair value. The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2011 and 2012 are as follows:

	2011
	Trading		FVTPL assets(*1)	AFS(*2)	HTM(*3)	Loans and receivable	Derivatives held for hedging	Total
Assets :
Cash and due from banks	￦	—	—	—	—	14,730,932	—	14,730,932
Trading assets		11,954,266	—	—	—	—	—	11,954,266
Financial assets designated at FVTPL(*1)		—	1,800,846	—	—	—	—	1,800,846
Derivatives		1,971,886	—	—	—	—	347,699	2,319,585
Loans		—	—	—	—	192,572,571	—	192,572,571
AFS financial assets(*2)		—	—	34,105,747	—	—	—	34,105,747
HTM financial assets(*3)		—	—	—	11,894,664	—	—	11,894,664
Other		—	—	—	—	7,520,769	—	7,520,769

	￦	13,926,152	1,800,846	34,105,747	11,894,664	214,824,272	347,699	276,899,380

	2011
	Trading		FVTPL liabilities(*1)	Amortized cost	Derivatives held for hedging	Total
Liabilities :
Deposits	￦	—	—	163,015,732	—	163,015,732
Trading liabilities		704,418	—	—	—	704,418
Financial liabilities designated at FVTPL(*1)		—	3,298,409	—	—	3,298,409
Derivatives		1,844,075	—	—	128,122	1,972,197
Borrowings		—	—	20,033,246	—	20,033,246
Debt securities issued		—	—	39,736,958	—	39,736,958
Other		—	—	17,306,513	—	17,306,513

	￦	2,548,493	3,298,409	240,092,449	128,122	246,067,473

(*1)	FVTPL : Fair value through profit of loss

(*2)	AFS : Available-for-sale

(*3)	HTM : Held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

	2012
	Trading		FVTPL assets(*1)	AFS(*2)	HTM(*3)	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	￦	—	—	—	—	13,394,331	—	13,394,331
Trading assets		14,018,894	—	—	—	—	—	14,018,894
Financial assets designated at FVTPL(*1)		—	2,585,111	—	—	—	—	2,585,111
Derivatives		1,901,727	—	—	—	—	263,125	2,164,852
Loans		—	—	—	—	199,655,732	—	199,655,732
AFS financial assets(*2)		—	—	36,328,429	—	—	—	36,328,429
HTM financial assets(*3)		—	—	—	11,659,215	—	—	11,659,215
Other		—	—	—	—	9,455,639	—	9,455,639

	￦	15,920,621	2,585,111	36,328,429	11,659,215	222,505,702	263,125	289,262,203

	2012
	Trading		FVTPL liabilities(*1)	Amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	￦	—	—	170,096,454	—	170,096,454
Trading liabilities		1,370,723	—	—	—	1,370,723
Financial liabilities designated at FVTPL(*1)		—	4,822,197	—	—	4,822,197
Derivatives		1,713,410	—	—	190,634	1,904,044
Borrowings		—	—	18,891,378	—	18,891,378
Debt securities issued		—	—	38,840,175	—	38,840,175
Other		—	—	18,579,081	—	18,579,081

	￦	3,084,133	4,822,197	246,407,088	190,634	254,504,052

(*1)	FVTPL : Fair value through profit of loss

(*2)	AFS : Available-for-sale

(*3)	HTM : Held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

(f) The transaction as a transfer of financial instruments

i) Transfers that do not qualify for derecognition

 Bonds sold under repurchase agreements as of December 31, 2011 and 2012 are as follows:

	2011		2012
Transferred asset:
Financial assets designated at fair value through profit or loss	￦	3,428,699	4,721,888
Available-for-sale financial assets		247,680	448,224
Held-to-maturity financial assets		416,011	241,592
Associated liabilities:
Bonds sold under repurchase agreements		4,022,369	5,384,333

‚ Securities loaned as of December 31, 2011 and 2012 are as follows:

	2011		2012	Lender
Government bonds	￦	282,468	434,140	Korea Securities Finance Corp., Mitsui Sumitomo and others
Financial institutions bonds		60,267	370,143	Korea Securities Finance Corp.,
Corporate bonds		1,968	12,634	Mirae Asset Securities Co. Ltd.,

	￦	344,703	816,917

ii) Qualify for derecognition and continued involvement financial instrument

There are no financial instrument which qualifies for derecognition and continued involvement as of December 31, 2011 and 2012.

(g) Capital risk management

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

The capital adequacy ratio of the Group as of December 31, 2011 and 2012 are as follows:

	2011		2012
Capital(A)	￦	22,315,419	25,075,736
Risk-weighted assets(B)		195,579,399	201,184,402
BIS ratio(A/B)		11.41%	12.46%

At December 31, 2011 and 2012, the Group met the regulatory capital ratio above 8%.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

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

(e) Defined benefit obligation

The present value of defined benefit obligation that is measured by actuarial valuation method uses various assumptions which can change according to various elements. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting year on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in profit or loss. Other significant assumptions related to defined benefit obligation are based on current market situation.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

(f) Impairment of available-for-sale equity investments

When there is significant or prolonged decline in the fair value of an investment in an equity instrument below its original cost, there is objective evidence that available-for-sale equity investments are impaired. Accordingly, the Group considers the decline in the fair value of over 50% against the original cost as “significant decline” and a six-month continuous decline in the market price for marketable equity instrument as “prolonged decline”.

From now on, a significant decline in standards has been permuted from 50% to 30%. There was subject to change in accounting estimate that was reinforced a significant decline in standards because stock market volatility has been reduced. Additional impairment loss is ￦19,876 million.

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

(a) Acquisition of Shinhan Vina Bank

On November 11, 2011, the Group obtained a controlling ownership over Shinhan Vina Bank, formerly a jointly controlled entity, by acquiring an additional 50 % of the outstanding and voting interests for ￦105,940 million.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

Net assets from the business combination are as follows:

	Amount
Assets
Cash and due from banks	￦	56,489
Held-to-maturity securities		7,439
Loans(*1)		357,245
Property and equipment		1,790
Intangible assets(*2)		17,685
Other assets		3,906

Sub-total		444,554

Liabilities
Deposits from banks & customers, etc.		281,111
Borrowings		17,415
Provisions		121
Other liabilities		9,410

Sub-total		308,057

Net assets acquired	￦	136,497

(*1)	The fair value of loans approximates their carrying amount.

(*2)	￦17,685 million of customer-related intangible assets (core deposits) were recognized.

Goodwill recorded from the business combination is as follows:

	Amount
Cash paid (cash and cash equivalents)	￦	105,940
Fair value of previously held equity interest(*)		105,940

Consideration		211,880
Net assets acquired		(136,497)

Goodwill	￦	75,383

(*)	The Group regarded the fair value of previously held equity interests as consideration transferred for the additional purchase of 50%.

The goodwill is attributable mainly to the expected synergies from combining operations of the Group and Shinhan Vina Bank and economies of scale. Goodwill recognized is not expected to be deductible for income tax purposes.

Acquisition-related costs of ￦323 million relating to legal fees and due diligence costs were recognized as general and administrative expenses in the Group’s consolidated statement of comprehensive income for the year ended December 31, 2011.

￦44,243 of a gain as a result of remeasuring to fair value the 50% equity interest in Shinhan Vina Bank held by the Group before the business combination was recognized as other operating income in the Group’s consolidated statement of comprehensive income for the year ended December 31, 2011.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

The disclosure of Shinhan Vina Bank’s operating income and net income since the acquisition date is unavailable as Shinhan Vina Bank’s separate financial information has not been prepared subsequent to the merger of Shinhan Vina Bank and Shinhan Vietnam Bank

Had the acquisition of Shinhan Vina Bank occurred at January 1, 2011, the operating income of ￦4,149,059 million and net income of ￦3,112,862 million would have been included in the consolidated statement of comprehensive income

(b) Incorporation of Shinhan Savings Bank and acquisition of Tomato Savings Bank.

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

On January 2, 2012, Shinhan Savings Bank acquired certain assets and liabilities of Tomato Savings Bank.

Assets acquired and liabilities assumed from the business combination were as follows:

	Amount
Assets
Cash and due from banks	￦	237,443
Trading assets		83,860
Loans(*)		361,728
Available-for-sale financial assets		125,446
Property and equipment		180
Intangible assets (Core deposit intangibles)		24,023
Other assets		798,676

	￦	1,631,356

Liabilities
Deposits		1,563,377
Other liabilities		95,533

	￦	1,658,910

Net assets acquired		27,554
Consideration		—

Goodwill	￦	27,554

(*)	The aggregate principal amount of loans was ￦533,165 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

Comprehensive income of the business acquired from the date of acquisition to December 31, 2012 was as follows:

	Amount
Net interest income
Interest income	￦	99,139
Interest expense		(35,616)

		63,523
Net fees and commission expense
Fees and commission income		121
Fees and commission expense		(2,235)

		(2,114)
Net trading income		8,286
Gain on disposition of available-for-sale financial assets		647
Impairment loss on financial assets
Bad debt expenses		(60,093)
General and administrative expenses		(27,428)
Net other operating expenses		(6,007)

Non-operating income (expense)		3,891

Loss before income taxes		(19,295)

Income tax expense		(4,094)

Net loss for the period		(23,389)

Other comprehensive income for the period
Valuation loss on available-for-sale financial assets		(3,078)

Total comprehensive loss for the period		(26,467)

Net loss attributable to:
Equity holders of Shinhan Savings Bank		(23,389)

Total comprehensive loss attributable to:
Equity holders of Shinhan Savings Bank	￦	(26,467)

(c) Yehanbyoul Savings Bank

On January 11, 2013, Shinhan Financial Group has signed a share purchase agreement with KDIC for the acquisition of Yehanbyoul Savings Bank (payment for acquisition is ￦45,296 million) which was established acquiring certain assets and liabilities of Jinheung Savings Bank by Korea Deposit Insurance Corporation.

On January 31, 2013, Yehanbyoul Savings Bank joined Shinhan Financial Group as a direct subsidiary subject to the approval of Financial Services Commission.

According to Statements of Korea Accounting Standards, total assets and total liabilities of Yehanbyoul Savings Bank are ￦1,326,889 million and ￦1,285,975 million as of establishment date (November 16, 2012) and payment for acquisition (Cash and cash equivalents) is ￦45,296 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

7.	Operating segments

(a) Segment information

The general descriptions by operating segments as of December 31, 2011 and 2012 are as follows:

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

The Group’s operating segments for the year ended December 31, 2012 have been changed reflecting the internal corporate reorganization.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

(b) The following table provides information of income for each operating segment for the years ended December 31, 2010, 2011 and 2012.

	2010
	Banking					Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
	Retail		Corporate	International	Other
Net interest income(loss)	￦	2,319,734	2,080,547	231,249	39,697	1,256,363	155,098	468,310	(79,661)	1,279	6,472,616
Net fees and commission income(loss)		646,765	239,523	41,544	(32,002)	349,888	326,703	24,062	229,236	(67,881)	1,757,838
Net other income (expense)		(2,083,005)	(784,626)	(215,750)	(422,244)	(572,896)	(283,944)	(210,183)	569,000	(812,323)	(4,815,971)
Equity method income		—	—	—	12,508	(254)	(973)	—	2,536	1,505	15,322
Income tax expense		(177,446)	(301,413)	(17,013)	109,825	(42,708)	(46,122)	(68,375)	(22,253)	(4,870)	(570,375)

Income for the year		706,048	1,234,031	40,030	(292,216)	990,393	150,762	213,814	698,858	(882,290)	2,859,430

Controlling interest		706,048	1,234,031	40,030	(292,626)	990,393	150,714	213,410	700,107	(1,057,518)	2,684,589

Non-controlling interest	￦	—	—	—	410	—	48	404	(1,249)	175,228	174,841

	2011
	Banking					Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
	Retail		Corporate	International	Other
Net interest income	￦	2,656,405	2,059,495	281,537	57,627	1,359,734	230,747	523,663	(96,275)	7,038	7,079,971
Net fees and commission Income		635,363	209,637	45,274	8,454	319,845	319,115	27,533	219,555	(25,605)	1,759,171
Net other income (expense)		(2,275,716)	(692,296)	(161,334)	(168,641)	(579,422)	(417,114)	(241,605)	1,642,228	(1,810,470)	(4,704,370)
Equity method income		—	—	—	28,995	—	8,170	—	15,748	4,877	57,790
Income tax expense		(205,111)	(318,028)	(34,235)	13,902	(224,227)	(39,208)	(72,664)	(32,923)	(7,435)	(919,929)

Income for the year		810,941	1,258,808	131,242	(59,663)	875,930	101,710	236,927	1,748,333	(1,831,595)	3,272,633

Controlling interest		810,941	1,258,808	131,242	(60,158)	875,930	101,710	236,927	1,750,068	(2,005,457)	3,100,011

Non-controlling interest	￦	—	—	—	495	—	—	—	(1,735)	173,862	172,622

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

For purposes of facilitating comparability of segment results in 2011 compared to 2012, the comparative information for the year ended December 31, 2011 has been restated.

	2011
	Banking						Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
	Retail		Corporate	International	Other	Adjustments
Net interest income(loss)	￦	2,671,278	1,013,951	259,548	1,049,467	60,820	1,359,734	230,747	523,663	(96,275)	7,038	7,079,971
Net fees and commission income(loss)		623,694	279,177	45,580	(47,282)	(2,442)	319,845	319,115	27,533	219,555	(25,604)	1,759,171
Net other operating income (expense)		(2,425,006)	(459,041)	(231,861)	(120,497)	(8,516)	(606,446)	(426,967)	(232,594)	(191,901)	36,073	(4,666,756)

Operating income		869,966	834,087	73,267	881,688	49,862	1,073,133	122,895	318,602	(68,621)	17,507	4,172,386

Equity method income		—	—	—	—	28,995	—	8,170	—	15,748	4,877	57,790
Income tax expense		170,895	168,205	20,050	168,308	16,016	224,227	39,206	72,664	32,922	7,436	919,929

Income for the year		682,065	667,521	51,385	664,527	75,830	875,930	101,710	236,927	1,748,333	(1,831,595)	3,272,633

Controlling interest		682,065	667,521	51,385	664,527	75,335	875,930	101,710	236,927	1,750,068	(2,005,457)	3,100,011

Non-controlling interest	￦	—	—	—	—	495	—	—	—	(1,735)	173,862	172,622

	2012
	Banking						Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
	Retail		Corporate	International	Other	Adjustments
Net interest income(loss)	￦	2,512,950	1,049,010	288,688	970,231	15,272	1,410,193	248,254	566,499	(95,866)	8,980	6,974,211
Net fees and commission income(loss)		599,935	275,065	47,578	(63,027)	7,909	246,000	236,573	34,945	204,340	(17,227)	1,572,091
Net other operating income (expense)		(2,408,728)	(436,825)	(125,544)	(514,664)	(108,040)	(703,995)	(416,948)	(330,020)	(352,523)	44,937	(5,352,350)

Operating income		704,157	887,250	210,722	392,540	(84,859)	952,198	67,879	271,424	(244,049)	36,690	3,193,952

Equity method income		—	—	—	—	21,897	—	2,221	—	1,517	1,903	27,538
Income tax expense		141,012	181,507	53,739	90,902	(33,618)	217,251	15,177	55,313	11,346	6,315	738,944

Income for the year		549,519	711,244	155,291	354,811	(86,623)	749,764	63,912	209,399	569,366	(782,615)	2,494,068

Controlling interest		549,519	711,244	155,291	354,811	(86,796)	749,764	63,912	209,399	571,635	(956,047)	2,322,732

Non-controlling interest	￦	—	—	—	—	173	—	—	—	(2,269)	173,432	171,336

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

(c) The following table provides information of assets for each operating segment as of December 31, 2011 and 2012.

	2011
	Banking
	Retail		Corporate	International	Other	Adjustments	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Trading assets		—	7,479,525	—	332,897	(1,048,081)	150,056	4,444,608	216,446	391,130	(12,315)	11,954,266
Loans	￦	100,089,361	57,229,149	8,058,557	2,098,758	(1,522,425)	19,480,828	798,378	2,957,350	4,699,329	(1,316,714)	192,572,571
Available-for-sale financial assets		523,931	23,609,648	726,981	2,874,481	(485,427)	457,702	1,641,197	4,646,014	302,782	(191,562)	34,105,747
Held-to-maturity financial assets		—	9,447,411	454,979	32	—	—	—	2,042,196	5,045	(54,999)	11,894,664

	￦	100,613,292	97,765,733	9,240,517	5,306,168	(3,055,933)	20,088,586	6,884,183	9,862,006	5,398,286	(1,575,590)	250,527,248

	2012
	Banking						Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
	Retail		Corporate	International	Other	Adjustments
Trading assets		—	5,606,443	—	329,266	(576,199)	100,023	7,776,746	473,707	308,908	—	14,018,894
Loans	￦	104,011,790	58,446,375	8,645,957	1,930,038	(1,591,205)	20,156,564	1,217,660	3,581,004	4,663,577	(1,406,028)	199,655,732
Available-for-sale financial assets		607,848	25,030,962	871,999	2,664,564	(250,778)	486,540	1,455,369	5,339,775	290,395	(168,245)	36,328,429
Held-to-maturity financial assets		—	8,789,842	434,486	—	—	—	—	2,429,848	5,039	—	11,659,215

	￦	104,619,638	97,873,622	9,952,442	4,923,868	(2,418,182)	20,743,127	10,449,775	11,824,334	5,267,919	(1,574,273)	261,662,270

(d) Financial information of geographical area

The following table provides information of revenue from external consumers by geographical area for the years ended December 31, 2010, 2011 and 2012.

	Operating revenue				Operating expense			Operating income
	2010		2011	2012	2010	2011	2012	2010	2011	2012
Domestic	￦	30,775,175	29,287,746	28,452,926	27,261,614	25,259,688	25,447,373	3,513,561	4,028,058	3,005,553
Overseas		876,861	973,905	1,189,637	837,515	829,577	1,001,238	39,346	144,328	188,399

	￦	31,652,036	30,261,651	29,642,563	28,099,129	26,089,265	26,448,611	3,552,907	4,172,386	3,193,952

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

The following table provides information of non-current assets by geographical area as of December 31, 2011 and 2012.

	2011		2012
Domestic	￦	7,391,966	7,432,754
Overseas		80,477	51,678

	￦	7,472,443	7,484,432

(*)	Non-current assets as of December 31, 2011 and 2012 include property and equipment, intangible assets, investment properties.

8.	Cash and due from banks

(a) Cash and due from banks as of December 31, 2011 and 2012 are as follows:

	2011		2012
Cash and cash equivalents	￦	2,131,642	2,997,082

Deposits in won:
Reserve deposits		3,391,601	2,804,583
Time deposits		3,641,613	2,779,738
Certificate of deposits		19,760	—
Other		2,116,900	1,597,689

		9,169,874	7,182,010

Deposits in foreign currency:
Deposits		1,433,884	1,561,565
Time deposits		1,669,938	1,232,353
Other		357,761	425,777

		3,461,583	3,219,695

Provisions		(32,167)	(4,456)

	￦	14,730,932	13,394,331

(b) Restricted due from banks as of December 31, 2011 and 2012 are as follows:

	2011		2012
Deposits in won
Reserve deposits	￦	3,391,601	2,804,583
Other(*)		1,298,609	996,503

		4,690,210	3,801,086

Deposits in foreign currency		855,025	728,619

	￦	5,545,235	4,529,705

(*)

Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

9.	Trading assets

Trading assets as of December 31, 2011 and 2012 are as follows:

	2011		2012
Debt securities:
Governments	￦	698,192	833,935
Financial institutions		2,993,836	4,404,444
Corporations		1,441,253	2,023,057
Bills bought		3,566,763	2,787,392
CMA(*)		911,728	1,018,520
Others		13,014	179,262

		9,624,786	11,246,610

Equity securities:
Stocks		135,139	284,952
Beneficiary certificates		1,822,901	1,672,624
Others		30,006	376,780

		1,988,046	2,334,356

Other
Gold deposits		341,434	437,928

	￦	11,954,266	14,018,894

(*)	CMA: Cash management account deposits

10.	Financial asset designated at fair value through profit or loss

Financial asset designated at fair value through profit or loss as of December 31, 2011 and 2012 are as follows:

	2011		2012
Debt securities	￦	440,327	853,433	Evaluation and management on a fair value basis, accounting mismatch
Equity securities		1,052,490	1,259,465	Evaluation and management on a fair value basis, accounting mismatch
Others		308,029	472,213	Combined instrument

	￦	1,800,846	2,585,111

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

11.	Derivatives

(a) The notional amounts of derivatives as of December 31, 2011 and 2012 are as follows:

	2011		2012
Foreign currency related
Over the counter
Currency forwards	￦	41,915,985	32,456,980
Currency swaps		12,416,078	11,789,631
Currency options		1,707,857	387,852

		56,039,920	44,634,463

Exchange traded
Currency futures		118,382	123,215

		56,158,302	44,757,678

Interest rates related
Over the counter
Interest rate swaps		97,090,640	91,314,373
Interest rate options		8,803,485	5,776,662

		105,894,125	97,091,035

Exchange traded
Interest rate futures		41,860	631,050

		105,935,985	97,722,085

Credit related
Over the counter
Credit swaps		89,186	165,789

Equity related
Over the counter
Equity swap and forwards		2,087,186	3,091,829
Equity options		6,727,624	1,665,463

		8,814,810	4,757,292

Exchange traded
Equity futures		6,323	161,051
Equity options		3,031,229	4,811,288

		3,037,552	4,972,339

		11,852,362	9,729,631

Commodity related
Over the counter
Swaps and forwards		38,045	467,334
Equity options		130,463	77,011

		168,508	544,345

Exchange traded
Equity options		17,989	282,185

		186,497	826,530

Hedge
Currency forwards		4,455	2,807
Currency swaps		1,918,435	1,848,578
Interest rate swaps		9,137,426	8,484,998

		11,060,316	10,336,383

	￦	185,282,648	163,538,096

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

(b) Fair values of derivative instruments as of December 31, 2011 and 2012 are as follows:

	2011			2012
	Assets		Liabilities	Assets	Liabilities
Foreign currency related
Over the counter
Currency forwards	￦	628,214	439,086	511,226	611,165
Currency swaps		450,092	526,878	361,588	257,034
Currency options		115,118	7,798	25,167	11

		1,193,424	973,762	897,981	868,210

Interest rates related
Over the counter
Interest rate swaps		670,831	576,866	694,505	593,361
Interest rate options		32,998	36,611	23,921	33,297
Interest rate forwards		—	—	11	—

		703,829	613,477	718,437	626,658

Credit related
Over the counter
Credit swaps		—	1,734	1,147	842

Equity related
Over the counter
Equity swap and forwards		11,581	222,017	182,282	46,436
Equity options		52,105	22,722	69,847	144,417

		63,686	244,739	252,129	190,853

Exchange traded
Equity forwards		—	—	3	—
Equity options		5,109	6,948	20,740	18,995

		5,109	6,948	20,743	18,995

		68,795	251,687	272,872	209,848

Commodity related
Over the counter
Swaps and forwards		1,625	1,835	5,679	5,189
Equity options		3,850	1,152	1,052	371

		5,475	2,987	6,731	5,560

Exchange traded
Commodity futures		363	428	4,560	2,291

		5,838	3,415	11,291	7,851

Hedge
Currency forwards		—	358	447	—
Currency swaps		80,405	11,052	1,157	100,156
Interest rate swaps		267,294	116,712	261,520	90,479

		347,699	128,122	263,124	190,635

	￦	2,319,585	1,972,197	2,164,852	1,904,044

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

(c) Gain or loss on valuation of derivatives for the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010		2011	2012
Foreign currency related
Over the counter
Currency forwards	￦	(69,997)	176,646	(160,903)
Currency swaps		77,427	(94,365)	189,056
Currency options		(21,022)	5,117	(9,160)

		(13,592)	87,398	18,993

Exchange traded
Currency futures		(4,487)	116	63

		(18,079)	87,514	19,056

Interest rates related
Over the counter
Interest rate swaps		56,469	42,931	(17,681)
Interest rate options		(6,587)	(3,501)	985

		49,882	39,430	(16,696)

Exchange traded
Interest rate futures		2,512	(617)	(777)

		52,394	38,813	(17,473)

Credit related
Over the counter
Credit swaps		(1,867)	(411)	1,547

Equity related
Over the counter
Equity swap and forwards		68,344	(200,928)	352,700
Equity options		70,020	(75,330)	21,552

		138,364	(276,258)	374,252

Exchange traded
Equity futures		(6,217)	749	(1,446)
Equity options		(60,812)	62,571	1,347

		(67,029)	63,320	(99)

		71,335	(212,938)	374,153

Commodity related
Over the counter
Swaps and forwards		(3,734)	(430)	1,286
Commodity options		333	(6,055)	(1,393)

		(3,401)	(6,485)	(107)

Exchange traded
Commodity futures		(246)	104	2,404

		(3,647)	(6,381)	2,297

Hedge
Currency forwards		(31,556)	(358)	1,252
Currency swaps		(8,082)	30,065	(128,935)
Interest rate swaps		200,227	45,081	15,429

		160,589	74,788	(112,254)

	￦	260,725	(18,615)	267,326

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

(d) Gain or loss on fair value hedges for the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010		2011	2012
Hedged item	￦	(213,797)	(51,205)	(18,970)
Hedging instruments		206,565	29,467	20,209

	￦	(7,232)	(21,738)	1,239

(e) Hedge of net investment in foreign operations

Net investments in foreign operations for some of the hedge accounting is applied, the amount which is reflected of the gain or loss on the hedging instruments overseas operations translation for the years ended December 31, 2011 and 2012 are as follows:

	2011		2012
Borrowings in foreign currency	￦	(4,790)	56,314
Debt securities issued in foreign currency		—	25,782

	￦	(4,790)	82,096

12.	Loans

(a) Loans as of December 31, 2011 and 2012 are as follows:

	2011		2012
Household loans	￦	69,450,520	74,052,971
Corporate loans		100,238,573	102,724,657
Public and other		4,929,661	3,106,885
Loans to banks		2,556,629	4,536,968
Card receivables		17,879,640	17,853,527

		195,055,023	202,275,008

Present value discount		(44,263)	(39,144)
Deferred loan origination costs and fees		138,933	212,477

		195,149,693	202,448,341
Allowance for impairment		(2,577,122)	(2,792,609)

	￦	192,572,571	199,655,732

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

(b) Changes in the allowance for impairment for the years ended December 31, 2011 and 2012 are as follows:

	2011
	Loans						Other(*2)	Total
	Household		Corporate	Credit Card	Other	Subtotal
Beginning balance	￦	194,004	1,939,988	670,747	47,207	2,851,946	142,971	2,994,917
Provision for (reversal of) allowance		65,971	646,917	166,234	(15,062)	864,060	31,946	896,006
Write-offs		(70,388)	(847,076)	(447,008)	—	(1,364,472)	(21,416)	(1,385,888)
Effect of discounting		(248)	(66,416)	(1,462)	—	(68,126)	—	(68,126)
Allowance related to loans transferred		(11,115)	(127,662)	67	—	(138,710)	—	(138,710)
Recoveries		42,968	76,907	283,163	—	403,038	904	403,942
Others(*1)		—	25,607	3,779	—	29,386	(2,398)	26,988

Ending balance	￦	221,192	1,648,265	675,520	32,145	2,577,122	152,007	2,729,129

	2012
	Loans						Other(*2)	Total
	Household		Corporate	Credit Card	Other	Subtotal
Beginning balance	￦	221,192	1,648,265	675,520	32,145	2,577,122	152,008	2,729,130
Provision for (reversal of) allowance		177,334	859,538	294,616	(6,908)	1,324,580	(9,421)	1,315,159
Write-offs		(116,395)	(713,805)	(490,108)	—	(1,320,308)	(21,484)	(1,341,792)
Effect of discounting		(321)	(66,155)	(1,526)	—	(68,002)	—	(68,002)
Allowance related to loans transferred		(17,221)	(86,350)	6,125	—	(97,446)	—	(97,446)
Recoveries		32,030	86,403	256,651	—	375,084	(8,986)	366,098
Others(*1)		—	(1,206)	2,785	—	1,579	(10,892)	(9,313)

Ending balance	￦	296,619	1,726,690	744,063	25,237	2,792,609	101,225	2,893,834

(*1)	Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate, etc

(*2)	Included allowance for due from banks and other assets

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

(c) Changes in deferred loan origination costs and fees for the years ended December 31, 2011 and 2012 are as follows:

	2011		2012
Beginning balance	￦	2,728	138,933
Loan originations		85,200	122,985
Amortization		51,005	(49,441)

Ending balance	￦	138,933	212,477

13.	Available-for-sale financial assets and held-to-maturity financial assets

(a) Available-for-sale financial assets and held-to-maturity financial assets as of December 31, 2011 and 2012 are as follows:

	2011		2012
Available-for-sale financial assets
Debt securities(*1)
Government bonds	￦	4,829,146	5,446,367
Financial institutions bonds		13,689,821	13,750,391
Corporate bonds and others		10,591,575	12,159,392

		29,110,542	31,356,150

Equity securities(*2)
Stock		3,989,752	3,773,380
Equity investments		525,175	506,012
Beneficiary certificates		415,508	643,885
Others		64,770	49,002

		4,995,205	4,972,279

		34,105,747	36,328,429

Held-to-maturity financial assets
Debt securities
Government bonds		5,869,832	5,716,713
Financial institutions bonds		2,064,369	1,700,583
Corporate bonds and others		3,960,463	4,241,919

		11,894,664	11,659,215

	￦	46,000,411	47,987,644

(*1)	Debt securities are measured at fair value by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date from the end of reporting year.

(*2)

Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost were ￦203,911 million and ￦140,941 million as of December 31, 2011 and 2012, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

(b) Gain or loss on sale of available-for-sale financial assets for the years ended December 31, 2011 and 2012 are as follows:

	2011		2012
Gain on sale of available-for-sale financial assets	￦	866,138	567,160
Loss on sale of available-for-sale financial assets		(19,793)	(30,579)

	￦	846,345	536,581

14.	Property and equipment, net

(a) Property and equipment as of December 31, 2011 and 2012 are as follows:

	2011
	Acquisition cost		Accumulated depreciation	Book value
Land	￦	1,751,634	—	1,751,634
Buildings		924,103	(62,094)	862,009
Other		1,969,988	(1,589,771)	380,217

	￦	4,645,725	(1,651,865)	2,993,860

	2012
	Acquisition cost		Accumulated depreciation	Book value
Land	￦	1,732,072	—	1,732,072
Buildings		948,426	(93,073)	855,353
Other		2,061,152	(1,601,891)	459,261

	￦	4,741,650	(1,694,964)	3,046,686

(*)

Land and buildings were revalued on January 1, 2010 by an independent valuation service provider. Valuation was based on the recent arm’s length market transactions between knowledgeable and willing parties.

(b) Changes in property and equipment for the years ended December 31, 2011 and 2012 are as follows:

	2011
	Land		Buildings	Other	Total
Beginning balance	￦	1,781,408	851,393	343,606	2,976,407
Acquisitions(*)		10,943	61,469	243,245	315,657
Disposals(*)		(27,774)	(12,194)	(28,454)	(68,422)
Depreciation		—	(30,964)	(180,807)	(211,771)
Amounts transferred from (to) investment property		(14,321)	(7,094)	—	(21,415)
Amounts transferred to assets held for sale		1,327	(1,064)	—	263
Acquisitions from business combinations		51	463	837	1,351
Effects of foreign currency movements		—	—	1,790	1,790

Ending balance	￦	1,751,634	862,009	380,217	2,993,860

(*)	￦ 13,546 million of transfers from construction-in-progress and ￦33,405 million of included in others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

	2012
	Land		Buildings	Other	Total
Beginning balance	￦	1,751,634	862,009	380,217	2,993,860
Acquisitions(*1)(*2)		1,699	41,386	266,848	309,933
Disposals(*1)		(180)	(7,191)	(14,674)	(22,045)
Depreciation		—	(31,982)	(169,789)	(201,771)
Amounts transferred from (to) investment property		(4,659)	(2,042)	—	(6,701)
Amounts transferred to assets held for sale(*3)		(16,243)	(5,264)	—	(21,507)
Effects of foreign currency movements		(179)	(1,563)	(3,341)	(5,083)

Ending balance	￦	1,732,072	855,353	459,261	3,046,686

(*1)	￦ 13,651 million of transfers from construction-in-progress and ￦60,070 million of included in others.

(*2)	￦ 3,384 million of an Includes asset retirement obligation on a rented facility.

(*3)	Comprised of land and buildings, etc.

(c) Insured assets as of December 31, 2012 are as follows:

Type of insurance	Assets insured	Amount covered	Insurance company
Comprehensive insurance for financial institution	Cash and cash equivalent	22,500	Samsung Fire & Marine Insurance Co.,Ltd and 7 other entities
Package insurance	Land and buildings	1,213,755	Samsung Fire & Marine Insurance Co.,Ltd and 5 other entities
Fire insurance	Equipment	15,609	American Home Assurance Company Korea and 1 other entity
Theft insurance	Cash and securities	55,000	LIG Insurance Co.,Ltd and 7 other entities
Directors’ and Officers’ Liability and Company Reimbursement Insurance	—	100,986	Samsung Fire & Marine Insurance Co.,Ltd
Other	Cash and cash equivalent, securities	2,670	MERITZ Fire & Marine Insurance Co.,Ltd and 3 other entities

		1,410,520

(*)	In addition, the Group maintains vehicle insurance, medical insurance, fire insurance for its assets, and employee compensation insurance covering loss and liability arising from accidents.

(d) There is no significant difference between the carrying amount of property and equipment and their fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

15.	Intangible assets, net

(a) Intangible assets as of December 31, 2011 and 2012 are as follows:

	2011		2012
Goodwill	￦	3,854,524	3,827,954
Software		75,164	70,896
Development cost		99,529	115,438
Other		174,243	176,488

	￦	4,203,460	4,190,776

(b) Changes in intangible assets for the years ended December 31, 2011 and 2012 are as follows:

	2011
	Goodwill		Development cost	Software	Other	Total
Beginning balance	￦	3,810,684	77,331	68,862	116,024	4,072,901
Acquisitions		—	53,270	31,623	83,239	168,132
Business combination		75,383	—	—	17,685	93,068
Disposals		—	(3,420)	—	(11,708)	(15,128)
Impairment(*1)		(31,543)	—	—	(8,131)	(39,674)
Amortization(*2)		—	(27,652)	(25,321)	(22,990)	(75,963)
Effects of foreign currency movements		—	—	—	124	124

Ending balance	￦	3,854,524	99,529	75,164	174,243	4,203,460

	2012
	Goodwill		Development cost	Software	Other	Total
Beginning balance	￦	3,854,524	99,529	75,164	174,243	4,203,460
Acquisitions		27,554	50,339	28,795	44,602	151,290
Disposals		—	—	(805)	(6,824)	(7,629)
Impairment(*1)		(54,124)	—	(185)	(4,208)	(58,517)
Amortization(*2)		—	(34,430)	(31,483)	(31,152)	(97,065)
Effects of foreign currency movements		—	—	(590)	(173)	(763)

Ending balance	￦	3,827,954	115,438	70,896	176,488	4,190,776

(*1)	The Group recognized impairment losses from golf and condo memberships with indefinite useful life by comparing its recoverable amount with its carrying amount.

(*2)	The Group recognized amortization of intangible asset in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

(c) Goodwill

i) Goodwill as of December 31, 2011 and 2012 are as follows:

	2011		2012
Banking
Retail	￦	652,344	652,344
Corporate and investment		107,856	107,856
International		43,840	—
Other		82,060	82,060
Credit card		2,685,389	2,685,389
Life insurance		275,370	275,370
Others		7,665	24,935

	￦	3,854,524	3,827,954

ii) The changes in goodwill for the years ended December 31, 2011 and 2012 are as follows:

	2011		2012
Beginning balance	￦	3,810,684	3,854,524
Acquisition of subsidiaries		75,383	27,554
Impairment(*1),(*2)		(31,543)	(54,124)

Ending balance	￦	3,854,524	3,827,954

(*1)	The impairment losses were wholly recognized in treasury and ‘international CGU of Shinhan Bank’ for the year ended December 31, 2011.

(*2)	The impairment losses was recognized in ‘Others CGU’ of ￦43,480 million and ‘international CGU of Shinhan Bank’ of ￦10,284 million for the year ended December 31, 2012, respectively.

iii) Goodwill impairment test

The recoverable amounts of all CGUs to which goodwill has been allocated was based on their respective value in use and was determined by discounting the estimated future cash flows to be generated from the continuing use of the respective CGUs.

The recoverable amounts of CGUs have been determined using cash flow estimates which cover a 5.25 year period (October 1, 2012 through December 31, 2017) from the date of valuation, which is September 30, 2012, with a valuation of terminal value applied thereafter. In case of Shinhan Life Insurance, only the 30 years of future cash flows are applied since the present value of the future cash flows thereafter is not significant.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

Discount and terminal growth rates applied to each CGU are as follows:

	Discount rates	Terminal growth rate
Banking
Retail	12.8%	2.9%
Corporate and investment	11.2%	2.9%
International	9.8%, 15.5%	0.3%,6.8%
Other	11.2%, 12.6%	2.9%
Credit card	12.1%	2.9%
Life insurance	10.5%	—
Other	11.2%,15.66%	2.9%, 0%

Key assumptions used in the discounted cash flow calculations of CGUs (other than Shinhan Life Insurance) are as follows:

	2012	2013	2014	2015	2016 and thereafter
CPI growth	2.10%	1.90%	2.80%	3.30%	3.20%
Real retail sales growth	1.50%	2.70%	3.00%	3.70%	3.60%
Real GDP growth	2.30%	1.90%	3.30%	3.90%	3.60%

Key assumptions used in the discounted cash flow calculations of Shinhan Life Insurance are as follows:

Key assumptions
Return on investment	4.85%
Risk-based solvency margin ratio	311.9%

Total recoverable amount and book value of CGUs, to which goodwill has been allocated, are as follows:

	Amount
Total recoverable amount	￦	33,566,915
Total book value		30,919,494

		￦2,637,421

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

16.	Investments in associates

(a) Investments in associates as of December 31, 2011 and 2012 are as follows:

Investees	Country	Reporting date	Ownership (%) (*1)
			2011	2012
Cardif Life Insurance(*4)	Korea	September 30	14.99	14.99
Aju Capital Co., Ltd.(*2,3)	”	”	12.85	12.85
Macquarie Shinhan Infrastructure Management(*1,3)	”	”	50.00	—
Pohang TechnoPark 2PFV(*3)	Korea	December 31	14.90	14.90
Daewontos Co., Ltd.(*8)	”	”	—	36.33
Shinhan KT Mobile Card(*7)	”	”	50.00	—
Shinhan Corporate Restructuring Fund 5th	”	”	45.00	45.00
DCC Corporate Restructuring Fund 1st	”	”	24.14	24.14
KTB Corporate Restructuring Fund 18th	”	”	47.17	—
PT Clemont Finance Indonesia(*2)	Indonesia	September 30	30.00	30.00
Haejin Shipping Co. Ltd.	Hongkong	December 31	24.00	24.00
APC Fund	”	”	25.20	25.20
TSYoon 2nd Corporate Restructuring Fund	Korea	”	23.26	—
SHC-IMM New Growth Fund(*6)	”	”	64.52	64.52
Now IB Fund 6th	”	”	25.00	—
QCP New Technology Fund 20 th	”	”	47.17	47.17
UAMCO., Ltd.(*3)	”	”	17.50	17.50
Miraeasset 3rd Investment Fund	”	”	50.00	50.00
Now IB Fund 8th	”	”	38.46	—
Aju-Shinhan 1st Investment Fund(*6)	”	”	60.00	60.00
Aju-Shinhan 2nd Investment Fund	”	”	33.33	33.33
Aju 3rd Investment Fund(*6)	”	”	60.00	60.00
Stonebridge New growth Investment Fund	”	”	23.33	—
Medici 2nd Investment Fund(*6)	”	”	54.67	54.67
STI New growth engine Investment Fund	”	”	—	50.00
AJU-SHC WIN-WIN Company Fund 3(*6)	”	”	—	70.16
Shinhan K2 Secondary Fund(*5)	”	”	—	10.75
Aju 4th Investment Fund(*7)	”	”	—	30.00
KDB Daewoo Securities Platinum PEF	”	”	—	20.00
Shinhan-stonebridge Petro PEF(*5)	”	”	—	1.82

(*1)	Considered common share ratio except preferred shares

(*2)	Financial statements as of September 30, 2012 were used for the equity method.

(*3)	The Group used the equity method of accounting as the Group has significant influence in electing on the board of directors.

(*4)	The Group has significant influence due to material transaction with investee.

(*5)	As a managing partner, the Group has significant management control over the investee.

(*6)	As a limited partner, the Group is not able to participate in policy-making processes to obtain economic benefit from the investee.

(*7)	The investee was liquidated for the current period.

(*8)

The Group reclassifies available-for-sale financial assets that were acquired by debt-equity swap to investments in associates because vergleich procedures were completed and voting rights were restored.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

(b) Changes in investments in associates for the years ended December 31, 2011 and 2012 are as follows:

	2011
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Cardif Life Insurance	￦	13,826	9,750	3,157	(1,705)	—	25,028
Aju Capital Co., Ltd. (*1)		34,904	(692)	4,577	(494)	(4,351)	33,944
Macquarie Shinhan Infrastructure Management		4,282	(4,714)	4,433	575	—	4,576
Shinhan Vina Bank		57,833	(61,696)	928	2,935	—	—
Pohang TechnoPark 2PFV		—	4,470	(751)	(22)	—	3,697
Shinhan Corporate Restructuring Fund 5th		1,212	—	(833)	290	—	669
Shinhan Corporate Restructuring Fund 8th		25,407	(30,027)	4,620	—	—	—
DCC Corporate Restructuring Fund 1st		2,023	(1,207)	29	—	—	845
KTB Corporate Restructuring Fund 18th		10	—	—	—	—	10
PT Clemont Finance Indonesia		6,286	—	794	266	—	7,346
Haejin Shipping Co. Ltd.		996	—	167	1	—	1,164
APC Fund		19,998	7,233	9,585	1,584	—	38,400
Westend Corporate Restructuring Fund		8,210	(9,466)	1,256	—	—	—
TSYoon 2nd Corporate Restructuring Fund		4,153	(1,767)	257	(171)	—	2,472
SHC-IMM New Growth Fund		2,731	4,300	(215)	—	—	6,816
SHC-AJU 1st Investment Fund		2,626	(4,862)	2,236	—	—	—
Now IB Fund 6th		2,669	(1,175)	(20)	—	—	1,474
QCP New Technology Fund 20th		1,164	—	(1,043)	—	—	121
UAMCO., Ltd.		86,480	—	17,785	(25)	—	104,240
Miraeasset 3rd Investment Fund		4,512	(1,500)	1,676	—	—	4,688
Now IB Fund 8th		1,036	—	360	(62)	—	1,334
SHC-AJU 2nd Investment Fund		1,984	(2,116)	132	—	—	—
Aju-Shinhan 1st Investment Fund		3,162	(59)	267	—	—	3,370
Aju-Shinhan 2nd Investment Fund		—	1,930	106	—	—	2,036
Aju 3rd Investment Fund		—	3,000	(211)	—	—	2,789
Stonebridge New Growth Investment Fund		701	—	(137)	—	—	564
Aju M&A1st Investment Fund		3,994	(4,256)	262	—	—	—
Petra Private Equity Fund		9,613	(18,001)	8,388	—	—	—
Medici 2nd Investment Fund		—	3,280	(15)	—	—	3,265

	￦	299,812	(107,575)	57,790	3,172	(4,351)	248,848

(*1)	The market values of investments are ￦36,790 million as of December 31, 2011 based on the quoted market price at that date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

	2012
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Cardif Life Insurance	￦	25,028	9,775	1,138	6,706	—	42,647
Aju Capital Co., Ltd.(*1)		33,944	(1,849)	5,505	494	(8,441)	29,653
Macquarie Shinhan Infrastructure Management		4,576	(4,000)	—	(576)	—	—
Pohang TechnoPark 2PFV		3,697	—	(802)	—	—	2,895
Daewontos Co., Ltd.		—	—	122	—	—	122
Shinhan Corporate Restructuring Fund 5th		669	—	6	—	—	675
DCC Corporate Restructuring Fund 1st		845	(290)	(259)	—	—	296
KTB Corporate Restructuring Fund 18th		10	(88)	78	—	—	—
PT Clemont Finance Indonesia		7,346	—	517	(971)	—	6,892
Haejin Shipping Co. Ltd.		1,164	—	(644)	16	(536)	—
APC Fund		38,400	279	2,391	(2,969)	—	38,101
TSYoon 2nd Corporate Restructuring Fund		2,472	(3,475)	570	433	—	—
SHC-IMM New Growth Fund		6,816	2,260	(192)	—	—	8,884
Now IB Fund 6th		1,474	(1,529)	55	—	—	—
QCP New Technology Fund 20th		121	—	138	—	—	259
UAMCO., Ltd.		104,240	—	16,652	25	—	120,917
Miraeasset 3rd Investment Fund		4,688	—	17	—	—	4,705
Now IB Fund 8th		1,334	(1,566)	170	62	—	—
Aju-Shinhan 1st Investment Fund		3,370	—	378	—	—	3,748
Aju-Shinhan 2nd Investment Fund		2,036	(1,645)	284	—	—	675
Aju 3rd Investment Fund		2,789	—	251	—	—	3,040
Stonebridge New Growth Investment Fund		564	(564)	—	—	—	—
Medici 2nd Investment Fund		3,265	—	(57)	—	—	3,208
STI New growth engine Investment Fund		—	2,000	824	—	—	2,824
AJU-SHC WIN-WIN Company Fund 3		—	2,375	579	—	—	2,954
Shinhan K2 Secondary Fund		—	1,750	(58)	—	—	1,692
Aju 4th Investment Fund		—	3,000	(23)	—	—	2,977
KDB Daewoo Securities Platinum PEF		—	6,580	(63)	—	—	6,517
Shinhan-stonebridge Petro PEF		—	14,910	(73)	—	—	14,837
NSC New Technology Fund 1st		—	(34)	34	—	—	—

	￦	248,848	27,889	27,538	3,220	(8,977)	298,518

(*1)	The market values of investments are ￦29,654 million as of December 31, 2012 based on the quoted market price at that date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

(c) Condensed financial statements of associates as of and for the years ended December 31, 2011 and 2012 are as follows:

	2011			2012
Investees	Asset		Liability	Asset	Liability
Cardif Life Insurance	￦	2,361,638	2,180,638	2,993,361	2,765,496
Aju Capital Co., Ltd.		5,200,373	4,523,282	5,857,903	5,153,149
Macquarie Shinhan Infrastructure Management		17,294	6,559	—	—
Shinhan Vina Bank(*)		426,868	308,057	—	—
Pohang TechnoPark 2PFV		35,415	10,603	20,993	1,564
Daewontos Co., Ltd.		—	—	5,314	4,979
Shinhan KT Mobile Card		53	1	—	—
Shinhan Corporate Restructuring Fund 5th		1,823	337	2,749	1,250
Shinhan Corporate Restructuring Fund 8th		—	—	—	—
DCC Corporate Restructuring Fund 1st		3,553	53	1,237	11
KTB Corporate Restructuring Fund 18th		21	—	—	—
PT Clemont Finance Indonesia		93,130	68,642	77,548	54,573
Haejin Shipping Co. Ltd.		2,614	—	19,681	22,942
APC Fund		152,557	177	35,634	2,488
Westend Corporate Restructuring Fund		—	—	—	—
TSYoon 2nd Corporate Restructuring Fund		10,741	110	—	—
SHC-IMM New Growth Fund		10,664	100	13,772	2
SHC-AJU 1st Investment Fund		—	—	—	—
Petra Private Equity Fund		—	—	—	—
Now IB Fund 6 th		5,944	46	—	—
QCP New Technology Fund 20 th		256	—	548	—
UAMCO., Ltd.		3,738,326	3,146,227	4,906,009	4,215,061
Miraeasset 3rd Investment Fund		9,438	61	9,474	63
Now IB Fund 8th		3,503	36	—	—
Aju-Shinhan 1st Investment Fund		5,679	61	6,353	106
Aju-Shinhan 2nd Investment Fund		6,121	13	2,031	7
Aju-Shinhan 3rd Investment Fund		4,651	3	5,070	3
Stonebridge New growth Investment Fund		2,417	—	—	—
Medici 2nd Investment Fund		5,974	2	5,869	—
STI New growth engine Investment Fund		—	—	5,649	—
AJU-SHC WIN-WIN Company Fund 3		—	—	4,229	19
Shinhan K2 Secondary Fund		—	—	15,732	—
Aju 4th Investment Fund		—	—	9,945	23
KDB Daewoo Securities Platinum PEF		—	—	32,676	90
Shinhan-stonebridge Petro PEF		—	—	814,189	—

	￦	12,099,053	10,245,008	14,845,966	12,221,826

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

	2011			2012
Investees	Operating revenue		Net income	Operating revenue	Net income
Cardif Life Insurance	￦	646,812	4,915	798,918	2,497
Aju Capital Co., Ltd.		730,272	35,423	775,227	40,353
Macquarie Shinhan Infrastructure Management		16,797	8,865	—	—
Shinhan Vina Bank(*)		48,534	1,857	—	—
Pohang TechnoPark 2PFV		—	(5,038)	—	(5,440)
Daewontos Co., Ltd.		—	—	24,397	243
Shinhan KT Mobile Card		—	60	—	—
Shinhan Corporate Restructuring Fund 5th		292	252	19	15
Shinhan Corporate Restructuring Fund 8th		16,513	15,218	—	—
DCC Corporate Restructuring Fund 1st		202	121	16	(1,064)
KTB Corporate Restructuring Fund 18th		—	—	166	163
PT Clemont Finance Indonesia		7,705	59	6,558	1,343
Haejin Shipping Co. Ltd.		29,778	696	2,482	(3,287)
APC Fund		41,635	37,968	3,564	2,076
Westend Corporate Restructuring Fund		2,360	939	—	—
TSYoon 2nd Corporate Restructuring Fund		1,220	1,105	2,564	2,486
SHC-IMM New Growth Fund		65	(334)	102	(300)
SHC-AJU 1st Investment Fund		9,425	9,161	—	—
Petra Private Equity Fund		31,398	25,724	—	—
Now IB Fund 6th		580	(79)	116	92
QCP New Technology Fund 20th		1	(2,211)	1	(21)
UAMCO., Ltd.		468,220	101,624	599,570	95,828
Miraeasset 3rd Investment Fund		3,611	3,353	195	36
Now IB Fund 8th		961	933	961	933
Aju-Shinhan 1st Investment Fund		479	(37)	677	630
Aju-Shinhan 2nd Investment Fund		659	318	882	852
Aju-Shinhan 3rd Investment Fund		161	(352)	433	419
Stonebridge New growth Investment Fund		46	(518)	10	10
Medici 2nd Investment Fund		25	(27)	5	(104)
STI New growth engine Investment Fund		—	—	—	1,648
AJU-SHC WIN-WIN Company Fund 3		—	—	844	825
Shinhan K2 Secondary Fund		—	—	—	(543)
Aju 4th Investment Fund		—	—	374	(77)
KDB Daewoo Securities Platinum PEF		—	—	—	(314)
Shinhan-stonebridge Petro PEF		—	—	26	(3,991)
NSC New Technology Fund 1st		—	—	147	122

	￦	2,057,751	239,995	2,218,254	135,430

(*)	Deemed acquisition date is November 28, 2011

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

17.	Investment properties, net

(a) Investment properties as of December 31, 2011 and 2012 are as follows:

	2011		2012
Acquisition cost	￦	292,956	273,298
Accumulated depreciation		(17,833)	(26,328)

Book value	￦	275,123	246,970

(*)

Land and buildings were revalued on January 1, 2010 by an independent valuation service provider. Valuation was based on the recent arm’s length market transactions between knowledgeable and willing parties.

(b) Changes in investment properties for the years ended December 31, 2011 and 2012 are as follows:

	2011		2012
Beginning balance	￦	285,956	275,123
Acquisitions		17	38
Disposals		(23,032)	(2,991)
Depreciation		(9,245)	(9,062)
Amounts transferred from investment property		21,415	6,701
Amounts transferred to assets held for sale(*)		—	(22,825)
Foreign currency adjustment		12	(14)

Ending balance	￦	275,123	246,970

(*)	Comprise of land and buildings, etc.

(c) Income and expenses on investment property for the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010		2011	2012
Rental Income	￦	21,269	26,955	27,433
Direct operating expenses for investment properties that generated rental income		8,075	8,299	8,412

(d) The fair value of investment property as of December 31, 2011 and 2012 are as follows:

	2011		2012
Land and buildings	￦	254,607	259,844

(*)	Valuation was based on the recent arm’s length market transactions between knowledgeable and willing parties.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

18.	Other assets, net

Other assets as of December 31, 2011 and 2012 are as follows:

	2011		2012
Accounts receivable	￦	2,790,826	4,518,260
Domestic exchange settlement debit		1,876,400	2,134,806
Guarantee deposits		1,329,141	1,356,950
Accrued income		1,557,307	1,477,120
Prepaid expense		197,433	185,972
Suspense payments		122,700	91,426
Sundry assets		109,088	126,674
Separate account assets		1,657,639	1,896,072
Advance payments		255,430	183,858
Unamortized deferred acquisition cost		1,098,230	1,239,756
Other		112,927	67,961
Present value discount		(99,403)	(87,620)
Allowances for impairment		(119,840)	(96,770)

	￦	10,887,878	13,094,465

19.	Leases

(a) Finance lease receivables of the Group as lessor as of December 31, 2011 and 2012 are as follows:

	2011
	Gross investment		Unearned finance income	Present value of minimum lease payment	Unguaranteed residual value
Not later than 1 year	￦	784,923	86,082	686,907	11,933
1 ~ 5 years		970,068	91,958	878,109	—
Later than 5 years		67,905	5,370	62,535	—

	￦	1,822,896	183,410	1,627,551	11,933

	2012
	Gross investment		Unearned finance income	Present value of minimum lease payment	Unguaranteed residual value
Not later than 1 year	￦	767,000	91,342	675,655	—
1 ~ 5 years		1,131,866	146,687	985,179	—
Later than 5 years		42,489	3,171	39,318	—

	￦	1,941,355	241,200	1,700,152	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

(b) The scheduled maturities of minimum lease payments of the Group as lessor as of December 31, 2011 and 2012 are as follows:

i) Finance leases

	2011
	Minimum lease payment		Unearned finance income	Present value of minimum lease payment
Not later than 1 year	￦	772,989	86,082	686,907
1 ~ 5 years		970,067	91,958	878,109
Later than 5 years		67,905	5,370	62,535

	￦	1,810,961	183,410	1,627,551

	2012
	Minimum lease payment		Unearned finance income	Present value of minimum lease payment
Not later than 1 year	￦	767,000	91,342	675,655
1 ~ 5 years		1,131,866	146,687	985,179
Later than 5 years		42,489	3,171	39,318

	￦	1,941,355	241,200	1,700,152

ii) Operating leases

	Minimum lease payment
	2011		2012
Not later than 1 year	￦	6,281	7,491
1 ~ 5 years		7,078	11,135

	￦	13,359	18,626

(c) Future minimum lease payments under non-cancellable operating lease of the Group as lessee as of December 31, 2011 and 2012 are as follows:

	Minimum lease payment
	2011		2012
Not later than 1 year	￦	70,712	104,108
1 ~ 5 years		81,945	122,332
Later than 5 years		1,289	9,606

	￦	153,946	236,046

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

20.	Pledged assets

(a) Assets pledged as collateral as of December 31, 2011 and 2012 are as follows:

	2011		2012
Loans	￦	154,425	127,588
Securities
Trading assets		3,644,128	5,645,860
Available-for-sale financial assets		1,953,753	1,531,366
Held-to-maturity financial assets		5,541,627	5,551,874
Financial assets designated at fair value through profit or loss		263,578	400,837

		11,403,086	13,129,937

Deposits		—	100,498
Real estate		108,928	107,649

	￦	11,666,439	13,465,672

(*)

The carrying amounts of asset pledged that the pledgees have the right to sell or repledge regardless of the Group’s default as of December 31, 2011 and 2012 were ￦4,919,709 million and ￦5,530,540 million, respectively.

(b) The fair value of collateral held that the Group has the right to sell or repledge regardless of pledger’s default as of December 31, 2011 and 2012 are as follows:

	2011
	Collateral held		Collateral sold or repledged
Securities	￦	781,902	—

	2012
	Collateral held		Collateral sold or repledged
Securities	￦	2,679,618	—

21.	Deposits

Deposits as of December 31, 2011 and 2012 are as follows:

	2011		2012
Demand deposits	￦	49,861,856	52,171,149
Time deposits		102,902,575	111,021,657
Negotiable certificates of deposits		2,967,419	1,303,683
Note discount deposits		4,623,801	3,013,376
CMA (*)		1,614,377	1,626,061
Others		1,045,704	960,528

	￦	163,015,732	170,096,454

(*)	CMA: Cash management account deposits

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

22.	Trading liabilities

Trading liabilities as of December 31, 2011 and 2012 are as follows:

	2011		2012
Securities sold
Equity	￦	49,401	126,160
Debt		240,930	760,502
Gold deposits		414,087	484,061

	￦	704,418	1,370,723

23.	Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of December 31, 2011 and 2012 are as follows:

	2011		2012
Equity-linked securities sold	￦	2,927,046	4,017,337
Derivatives-combined securities sold		371,363	804,860

	￦	3,298,409	4,822,197

24.	Borrowings

(a) Borrowings as of December 31, 2011 and 2012 are as follows:

	2011
	Interest rate (%)	Amount
Borrowings in won
Borrowings from Bank of Korea	1.50%	￦	796,164
Others	0.00%~6.78%		5,423,558

			6,219,722

Borrowings in foreign currency
Overdraft due to banks	0.89%~2.98%		1,021,187
Borrowings from banks	0.60%~9.26%		3,958,648
Others	0.70%~5.90%		3,299,947

			8,279,782

Call money	0.14%~3.55%		1,309,137
Bill sold	1.70%~6.08%		105,697
Bonds sold under repurchase agreements	0.10%~8.90%		3,890,665
Due to Bank of Korea in foreign currency	0.10%		232,372
Present value discounts			(4,129)

		￦	20,033,246

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

	2012
	Interest rate (%)	Amount
Borrowings in won
Borrowings from Bank of Korea	1.25%~1.50%	￦	1,354,261
Others	0.00%~6.60%		5,147,077

			6,501,338

Borrowings in foreign currency
Overdraft due to banks	0.00%~0.63%		155,269
Borrowings from banks	0.08%~3.88%		3,071,900
Others	0.30%~1.86%		2,676,092

			5,903,261

Call money	0.07%~9.00%		1,088,535
Bill sold	1.70%~3.80%		55,397
Bonds sold under repurchase agreements	0.30%~3.65%		5,189,539
Due to Bank of Korea in foreign currency	0.10%		156,150
Present value discounts			(2,842)

		￦	18,891,378

25.	Debt securities issued

Debt securities issued as of December 31, 2011 and 2012 are as follows:

	2011
	Interest rate (%)	Amount
Debt securities issued in won
Debt securities issued	0.00%~11.95%	￦	29,661,054
Subordinated debt securities issued	4.25%~14.45%		3,983,785
Loss on fair value hedges			87,656

Discount			(58,320)

			33,674,175

Debt securities issued in foreign currency
Debt securities issued	1.05%~8.13%		5,983,933
Loss on fair value hedges			100,717
Discount			(21,867)

			6,062,783

		￦	39,736,958

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

	2012
	Interest rate (%)	Amount
Debt securities issued in won
Debt securities issued	0.00%~9.00%	￦	27,355,181
Subordinated debt securities issued	3.41%~8.00%		5,150,290
Loss on fair value hedges			107,559
Discount			(64,123)

			32,548,907

Debt securities issued in foreign currency
Debt securities issued	0.72%~8.13%		6,195,288
Subordinated debt securities issued	10.00%		5,695
Loss on fair value hedges			117,096
Discount			(26,811)

			6,291,268

		￦	38,840,175

26.	Employee benefits

(a) Defined benefit plan assets and liabilities

Defined benefit plan assets and liabilities as of December 31, 2011 and 2012 are as follows:

	2011		2012
Present value of defined benefit obligation	￦	877,037	1,008,119
Fair value of plan assets		(602,376)	(794,051)

Recognized liabilities for defined benefit obligation	￦	274,661	214,068

(b) Changes in the present value of defined benefit obligation for the years ended December 31, 2011 and 2012 are as follows:

	2011		2012
Beginning balance	￦	618,911	877,037
Current service cost		102,252	134,068
Interest expense		37,680	44,733
Actuarial losses (gains)		140,811	(7,315)
Foreign exchange adjustments		64	26
Benefit paid by the plan		(22,681)	(40,430)

Ending balance	￦	877,037	1,008,119

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

(c) Changes in the fair value of plan assets for the years ended December 31, 2011 and 2012 are as follows:

	2011		2012
Beginning balance	￦	(448,859)	(602,376)
Expected return on plan assets		(20,640)	(26,268)
Actuarial losses(gains)		131	797
Contributions paid into the plan		(151,142)	(177,362)
Benefit paid by the plan		18,134	11,158

Ending balance	￦	(602,376)	(794,051)

(d) Expense recognized in profit or loss for the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010		2011	2012
Current service costs	￦	86,289	102,252	134,068
Interest expense		32,313	37,680	44,733
Expected return on plan assets		(16,339)	(20,640)	(26,268)
Actuarial gains (losses)		74,837	140,680	(6,518)

	￦	177,100	259,972	146,015

(e) Historical information for the amounts related to defined benefit plans recognized for the current year and previous years are as follows:

	January 1, 2010		December 31, 2010	December 31, 2011	December 31, 2012
Present value of defined benefit obligation	￦	461,113	618,911	877,037	1,008,119
Fair value of plan assets		(314,747)	(448,859)	(602,376)	(794,051)

		146,366	170,052	274,661	214,068

Adjustments to defined benefit obligation		—	74,927	140,811	(7,315)
Adjustments to plan assets		—	90	131	797

(f) Plan assets as of December 31, 2011 and 2012 are as follows:

	2011		2012
Plan assets
Equity securities	￦	28,230	28,680
Debt securities		518,647	713
Due from banks		49,025	726,134
Other		6,474	38,524

	￦	602,376	794,051

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

(g) Actuarial assumptions as of December 31, 2011 and 2012 are as follows:

2011
	Assumptions	Descriptions
Discount rate	5.02%~5.37%	AA Corporate bond yields
Expected return on plan assets	3.26%~4.38%	Weighted average yield for the past
Future salary increasing rate	2.00%~4.06% + Upgrade rate	Average for 5 years

2012
	Assumptions	Descriptions
Discount rate	3.06%~4.44%	AA Corporate bond yields
Expected return on plan assets	3.17%~4.74%	Weighted average yield for the past
Future salary increasing rate	1.88%~4.22% + Upgrade rate	Average for 5 years

27.	Provisions

(a) Provisions as of December 31, 2011 and 2012 are as follows:

	2011		2012
Asset retirement obligations	￦	35,727	39,348
Expected loss related to litigation		215,808	135,748
Unused credit commitments		444,770	415,372
Bonus card points program		24,439	24,873
Financial guarantee contracts issued		85,778	77,840
Others		63,070	53,665

	￦	869,592	746,846

(b) Changes in provisions for the years ended December 31, 2011 and 2012 are as follows:

	2011
	Asset retirement		Litigation	Unused credit	Card point(*)	Guarantee	Other	Total
Beginning balance	￦	33,693	101,132	462,477	25,203	170,983	65,870	859,358
Provision (reversal)		297	124,551	(18,570)	17,265	(70,860)	(1,407)	51,276
Provision used		(526)	(9,875)	—	(18,029)	—	(4,751)	(33,181)
Foreign exchange translation		—	—	863	—	1,227	—	2,090
Others		2,263	—	—	—	(15,572)	3,358	(9,951)

Ending balance	￦	35,727	215,808	444,770	24,439	85,778	63,070	869,592

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

	2012
	Asset retirement		Litigation	Unused credit	Card point(*)	Guarantee	Other	Total
Beginning balance	￦	35,727	215,808	444,770	24,439	85,778	63,070	869,592
Provision (reversal)		676	13,986	(26,772)	39,142	7,949	13,356	48,337
Provision used		(439)	(93,586)	—	(38,708)	—	(22,118)	(154,851)
Foreign exchange translation		—	(460)	(2,651)	—	(2,428)	(643)	(6,182)
Others		3,384	—	25	—	(13,459)	—	(10,050)

Ending balance	￦	39,348	135,748	415,372	24,873	77,840	53,665	746,846

(*)	Provisions for card point were classified as fees and commission expense

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

(d) Allowance for guarantees and acceptances as of December 31, 2011 and 2012 are as follows:

	2011		2012
Guarantees and acceptances outstanding	￦	10,174,850	9,555,223
Contingent guarantees and acceptances		6,882,438	5,202,576
ABS and ABCP purchase commitments		1,605,269	1,773,404
Endorsed bill		9,748	3,946

	￦	18,672,306	16,535,149

Allowance for loss on guarantees and acceptances	￦	85,778	77,840
Ratio		0.46%	0.47%

28.	Liability under insurance contracts

(a) Insurance liabilities as of December 31, 2011 and 2012 are as follows:

	2011		2012
Policy reserve	￦	10,861,243	13,415,015
Policyholder’s equity adjustment		6,011	3,544

	￦	10,867,254	13,418,559

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

(b) Policy reserve as of December 31, 2011 and 2012 are as follows:

	2011		2012
Insurance policy reserve
Interest rate linked	￦	6,055,822	8,092,651
Fixed interest rate		4,486,193	4,923,178

		10,542,015	13,015,829

Investment contract including discretionary participation feature
Interest rate linked		319,228	399,186

	￦	10,861,243	13,415,015

(c) The details of policy reserves as of December 31, 2011 and 2012 are as follows:

	2011
	Individual insurance
	Pure endowment		Death	Endowment	Subtotal
Premium reserve	￦	2,411,566	5,065,110	2,715,919	10,192,595
Guarantee reserve		7,857	2,664	186	10,707
Unearned premium reserve		6	750	1	757
Reserve for outstanding claims		43,705	432,549	60,705	536,959
Interest rate difference guarantee reserve		2,650	275	22	2,947
Mortality gains reserve		8,318	8,741	444	17,503
Interest gains reserve		5,024	385	31	5,440
Long term duration dividend reserve		77	17	2	96
Reserve for policyholder’s profit dividend		7,053	—	—	7,053

	￦	2,486,256	5,510,491	2,777,310	10,774,057

	Group insurance
	Pure protection		Savings	Subtotal	Total
Premium reserve	￦	50,559	465	51,024	10,243,619
Guarantee reserve		—	—	—	10,707
Unearned premium reserve		798	—	798	1,555
Reserve for outstanding claims		35,360	—	35,360	572,319
Interest rate difference guarantee reserve		—	—	—	2,947
Mortality gains reserve		4	—	4	17,507
Interest gains reserve		—	—	—	5,440
Long term duration dividend reserve		—	—	—	96
Reserve for policyholder’s profit dividend		—	—	—	7,053

	￦	86,721	465	87,186	10,861,243

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

	2012
	Individual insurance
	Pure endowment		Death	Endowment	Subtotal
Premium reserve	￦	2,983,148	5,745,842	3,932,195	12,661,185
Guarantee reserve		9,315	4,252	190	13,757
Unearned premium reserve		4	698	—	702
Reserve for outstanding claims		49,891	494,767	83,964	628,622
Interest rate difference guarantee reserve		2,534	229	20	2,783
Mortality gains reserve		7,910	7,292	397	15,599
Interest gains reserve		9,202	334	29	9,565
Long term duration dividend reserve		73	14	2	89
Reserve for policyholder’s profit dividend		5,388	—	—	5,388
Reserve for losses on dividend insurance contract		1,289	—	—	1,289

	￦	3,068,754	6,253,428	4,016,797	13,338,979

	Group insurance
	Pure protection		Savings	Subtotal	Total
Premium reserve	￦	42,471	281	42,752	12,703,937
Guarantee reserve		—	—	—	13,757
Unearned premium reserve		548	—	548	1,250
Reserve for outstanding claims		32,731	—	32,731	661,353
Interest rate difference guarantee reserve		—	—	—	2,783
Mortality gains reserve		5	—	5	15,604
Interest gains reserve		—	—	—	9,565
Long term duration dividend reserve		—	—	—	89
Reserve for policyholder’s profit dividend		—	—	—	5,388
Reserve for losses on dividend insurance contract		—	—	—	1,289

	￦	75,755	281	76,036	13,415,015

(d) Reinsurance credit risk as of December 31, 2011 and 2012 are as follows:

	2011
	Reinsurance assets		Reinsurance account receivable
AA- to AA+	￦	295	—
A- to A+		1,094	—

	￦	1,389	—

	2012
	Reinsurance assets		Reinsurance account receivable
AA- to AA+	￦	133	139
A- to A+		777	2,518

	￦	910	2,657

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

(e) Income or expenses on insurance for the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010		2011	2012
Insurance income
Premium income	￦	3,109,610	3,553,537	4,412,777
Reinsurance income		99,329	7,528	5,348
Separate account income		69,888	22,008	15,665

		3,278,827	3,583,073	4,433,790

Insurance expenses
Claims paid		1,255,901	1,329,067	1,508,778
Reinsurance premium expenses		99,451	6,733	5,011
Provision for policy reserves		1,510,472	1,882,436	2,554,251
Separate account expenses		69,888	22,008	15,665
Discount charge		361	332	406
Acquisition costs		508,805	656,236	686,716
Collection expenses		11,498	12,373	13,793
Deferred acquisition costs(-)		(470,579)	(622,198)	(631,056)
Amortization of deferred acquisition costs		368,599	415,287	489,529

		3,354,396	3,702,274	4,643,093

Net loss on insurance	￦	(75,569)	(119,201)	(209,303)

(f) Maturity of premium reserve as of December 31, 2011 and 2012 are as follows:

	2011
	Less than 1 year		1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Interest rate linked	￦	5,342	137,826	128,667	945,079	463,675	4,206,526	5,887,115
Fixed interest rate		27,535	100,440	130,116	379,365	1,232,174	2,180,838	4,050,468
Others		—	3	1,157	446	1,879	302,551	306,036

Ending balance	￦	32,877	238,269	259,940	1,324,890	1,697,728	6,689,915	10,243,619

	2012
	Less than 1 year		1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Interest rate linked	￦	9,302	209,844	212,810	1,191,045	659,385	5,590,001	7,872,387
Fixed interest rate		56,883	65,960	219,535	342,018	1,273,608	2,491,885	4,449,889
Others		—	892	592	633	2,075	377,469	381,661

Ending balance	￦	66,185	276,696	432,937	1,533,696	1,935,068	8,459,355	12,703,937

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

(g) Liability adequacy test, LAT

Liability adequacy tests were performed on the premium reserve, unearned premium reserve and guarantee reserve as of March 31, 2012 of contract held at December 31, 2011 and 2010. The premium reserve considered the amount net level premium reserve less, where appropriate, deferred acquisition cost in accordance with the article 6-3 of Regulation on Supervision of Insurance Business Act. As a result, LAT surplus was ￦1,697,342 million. However, liability adequacy test as of December 31, 2012 was not performed since there had not been any significant changes in the estimation, compared with the preceding test.

The assumptions of the current estimation used to assessment and their basis for calculation was as follows:

Assumption
	2011	2012	Measurement basis
Discount rate	4.96% ~ 5.41%	4.69% ~ 5.48%	Future rate of return on invested asset based on the rate scenario suggested by FSS.

Mortality rate	15% ~ 160%	15% ~ 160%	Rate of premium paid on risk premium based on experience-based rate by classes of sales channel, product and transition period of last 5 years.

Operating expense rate	Acquisition cost — The first time : 131.6% ~ 378.7% — From the second time : 0% ~ 90.0% Maintenance expense (each case): 1,170won ~ 8,589won Collection expenses (on gross premium): 0.11% ~ 1.71%	Acquisition cost — The first time : 90.0% ~ 394.0% — From the second time : 0% ~ 90.0% Maintenance expense (each case): 1,691won ~ 8,856won Collection expenses (on gross premium): 0.01% ~ 1.14%	Operating expense rate on gross premium or expense per contract based on experience-based rate of last 1 year

Surrender ratio	0.3% ~ 46.1%	1.4% ~ 46.3%	Surrender ratio by classes of sales channel, product and transition period of last 5 years.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

The result of liability adequacy test as of December 31, 2011 and 2012 are as follows:

	2011
	Provisions for test		LAT base	Premium loss(surplus)
Participating
Fixed interest	￦	576,604	694,219	117,615
Variable interest		590,919	561,188	(29,731)

		1,167,523	1,255,407	87,884

Non- Participating
Fixed interest		2,829,997	2,225,492	(604,505)
Variable interest		5,203,899	3,972,820	(1,231,079)

		8,033,896	6,198,312	(1,835,584)

Option and Guarantee		12,788	63,145	50,357

	￦	9,214,207	7,516,864	(1,697,343)

	2012
	Provisions for test		LAT base	Premium loss(surplus)
Participating
Fixed interest	￦	584,566	740,489	155,923
Variable interest		483,985	464,575	(19,410)

		1,068,551	1,205,064	136,513

Non- Participating
Fixed interest		3,097,139	2,474,500	(622,639)
Variable interest		6,579,371	5,478,979	(1,100,392)

		9,676,510	7,953,479	(1,723,031)

Option and Guarantee		12,126	67,255	55,129

	￦	10,757,187	9,225,798	(1,531,389)

Sensitivity analysis as of December 31, 2011 and 2012 are as follows:

	LAT fluctuation
	2011		2012
Discount rate increased by 0.5%	￦	(534,215)	(661,182)
Discount rate decreased by 0.5%		593,771	733,319
Operating expense increased by 10%		154,445	180,711
Mortality rate increased by 10%		309,112	382,932
Mortality rate increased by 5%		154,556	191,466
Surrender ratio increased by 10%	￦	110,635	115,088

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

29.	Other liabilities

Other liabilities as of December 31, 2011 and 2012 are as follows:

	2011		2012
Accounts payable	￦	7,537,921	6,061,149
Accrued expenses		3,403,326	3,316,840
Dividend payable		25,987	27,599
Advance receipts		86,651	125,419
Unearned income(*)		335,845	318,603
Withholding value-added tax and other taxes		261,811	343,863
Securities deposit received		720,594	674,392
Foreign exchange remittances pending		202,365	207,461
Domestic exchange remittances pending		2,129,833	3,032,615
Borrowing from trust account		1,474,568	2,377,502
Due to agencies		394,206	657,855
Deposits for subscription		45,444	70,820
Separate account liabilities		1,690,179	1,922,465
Sundry liabilities		1,405,091	2,041,032
Other		157,915	340,151
Present value discount account		(29,568)	(25,717)

	￦	19,842,168	21,492,049

(*)	Changes in deferred (unearned) point income for the years ended December 31, 2011 and 2012 are as follows:

	2011		2012
Beginning balance	￦	138,940	150,177
Deferred income		171,061	184,248
Recognized income		(159,824)	(175,530)

Ending balance	￦	150,177	158,895

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

30.	Equity

(a) Equity as of December 31, 2011 and 2012 are as follows:

	2011		2012
Capital stock:
Common stock	￦	2,370,998	2,370,998
Preferred stock		274,055	274,055

		2,645,053	2,645,053

Hybrid bond		238,582	537,443
Capital surplus:
Share premium		9,494,769	9,494,769
Others		392,080	392,430

		9,886,849	9,887,199

Capital adjustments		(392,654)	(393,097)
Accumulated other comprehensive income, net of tax:
Valuation gain(loss) on available-for-sale financial assets		1,208,744	1,219,415
Equity in other comprehensive income of associates		1,404	5,501
Foreign currency translation adjustments for foreign operations		(1,841)	(86,962)
Net loss from cash flow hedges		(20,501)	(4,846)
Other comprehensive income of separate account		1,142	1,712

		1,188,948	1,134,820

Retained earnings:		10,829,723	12,499,259
Non-controlling interest		2,462,304	2,469,146

	￦	26,858,805	28,779,823

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

i) Capital stock of the Group as of December 31, 2011 and 2012 are as follows:

Number of authorized shares		1,000,000,000
Par value per share in won	￦	5,000
Number of issued common stocks outstanding		474,199,587
Number of issued preferred stocks outstanding
— As of December 31, 2011		54,811,000
— As of December 31, 2012		11,100,000

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

The capital stock does not match the total amount of the par value for preferred stock issued ￦55,500 million as of December 31, 2012 because redeemable preferred stock (43,711,000 shares) has been repaid by retirement of stock method.

ii) Preferred stocks issued by the Group as of December 31, 2012 are as follows:

	Number of shares	Predetermined dividend rate (%) (*1)	Redeemable period
Redeemable preferred stock:
Series 12 (*2)	11,100,000	5.58%	April 21, 2016 - April 21, 2031

(*1)	Based on initial issuance price

(*2)

The Group maintains the right to redeem Series 12 redeemable preferred stock in part or in its entirety within the redeemable year at par value (considered contract dividend rate). If the preferred shares are not redeemed by the end of the redeemable year, those rights will lapse.

(c) Hybrid bond

Hybrid bond classified as other equity as of December 31, 2011 and 2012 are as follows:

			Amount
	Issue date	Maturity date	2011	2012	Interest rate (%)
Hybrid bond	￦ October 24, 2011	October 24, 2041	238,582	238,582	5.80%
	May 22, 2012	May 22, 2042	—	298,861	5.34%

			238,582	537,443

The above hybrid bonds can be repaid at par value early after 5 years from date of issuance, and the Group has an unconditional right to extend the maturity under the same condition. In addition, if no dividend was to be paid for common shares, the agreed interest was also not paid.

(d) Capital adjustments

Changes in capital adjustments for the years ended December 31, 2011 and 2012 are as follows:

	2011		2012
Beginning balance	￦	(390,853)	(392,654)
Changes in a parent’s ownership interest in a subsidiary		(1,801)	—
Other transactions with owners		—	(443)

Ending balance	￦	(392,654)	(393,097)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

(e) Accumulated other comprehensive income

i) Changes in accumulated other comprehensive income for the years ended December 31, 2011 and 2012 are as follows:

	2011
	Valuation gain(loss) on available-for- sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other Comprehensive income of separate account	Total
Beginning balance	￦	1,668,944	(1,313)	(17,927)	(21,930)	1,721	1,629,495
Fair value evaluation		424,365	3,172	—	—	(681)	426,856
Reclassification		(956,829)	—	—	(37,345)	—	(994,174)
Hedging		(8,318)	—	(4,790)	38,569	—	25,461
Effects from exchange rate fluctuations		17	—	16,201	—	—	16,218
Deferred income taxes		80,329	(455)	4,709	205	102	84,890
Non-controlling interest		236	—	(34)	—	—	202

Ending balance	￦	1,208,744	1,404	(1,841)	(20,501)	1,142	1,188,948

	2012
	Valuation gain(loss) on available-for- sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other Comprehensive income of separate account	Total
Beginning balance	￦	1,208,744	1,404	(1,841)	(20,501)	1,142	1,188,948
Fair value evaluation		442,237	3,220	—	—	841	446,298
Reclassification		(435,725)	—	—	154,820	—	(280,905)
Hedging		(3,861)	—	82,095	(134,167)	—	(55,933)
Effects from exchange rate fluctuations		12,785	—	(150,356)	—	—	(137,571)
Deferred income taxes		(4,176)	877	(17,082)	(4,998)	(271)	(25,650)
Non-controlling interest		(589)	—	222	—	—	(367)

Ending balance	￦	1,219,415	5,501	(86,962)	(4,846)	1,712	1,134,820

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

(f) Appropriation of retained earnings

Consolidated statements of appropriation of retained earnings for the years ended December 31, 2011 and 2012 are as follows:

	2011		2012
Unappropriated retained earnings:
Balance at beginning of year	￦	7,744,070	4,846,219
Repayment of preferred stock		(3,752,679)	—
Interest on hybrid bond		(2,594)	(23,688)
Net income		1,672,908	590,449

		5,661,705	5,412,980

Reversal of regulatory reserve for loan loss:		—	9,901

		5,661,705	5,422,881

Appropriation of retained earnings:
Legal reserve		167,291	59,045
Regulatory reserve for loan loss		18,687	—
Dividends
Dividends on common stock		355,650	331,940
Dividends on preferred stock paid		273,858	61,938

		629,508	393,878

		815,486	452,923

Unappropriated retained earnings to be carried over to subsequent year	￦	4,846,219	4,969,958

(*)	These statements of appropriation of retained earnings were based on the separate financial statements of the parent company.

(g) Regulatory reserve for loan loss

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by IFRS and Regulations for the Supervision of Financial Institutions at the account of reserve for regulatory reserve for loan loss. The amount to be appropriated as regulatory reserve for loan loss is ￦1,976,425 million and ￦2,262,264 million for the years ended December 31, 2011 and 2012, respectively, which is not available for the payment of cash dividends.

31.	Dividends

(a) Details of dividends recognized as distributions to common stockholders for the years ended December 31, 2011 and 2012 are as follows:

	2011		2012
Total number of shares issued and outstanding	￦	474,199,587	474,199,587
Par value per share in won		5,000	5,000
Dividend per share in won		750	700

Dividends	￦	355,650	331,940

Dividend rate per share (%)		15%	14%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won, except per share data)

(b) Details of dividends recognized as distributions to preferred stockholders for the years ended December 31, 2011 and 2012 are as follows:

	2011
	Total shares outstanding	Dividend per share in won	Total dividend		Issue price per share in won	Dividend rate per issue price
Redeemable preferred stock Series 10	28,990,000	7,000	￦	202,930	100,000	7.00%
Convertible redeemable preferred stock Series 11	14,721,000	1,879		27,656	57,806	3.25%
Convertible redeemable preferred stock series 12	11,100,000	3,898		43,272	100,000	5.58%

	54,811,000		￦	273,858

(*)	Dividend has been calculated from the date of issue, 255 days from April 21, 2011 and regarding dividend rate is annualized.

	2012
	Total shares outstanding	Dividend per share in won	Total dividend		Issue price per share in won	Dividend rate per issue price
Convertible redeemable preferred stock series 12	11,100,000	5,580		61,938	100,000	5.58%

	11,100,000		￦	61,938

(c) The calculation of dividend for hybrid bond is as follows:

	2011		2012
Amount of hybrid bond	￦	240,000	540,000
Interest rate		5.80%	5.34%~5.80%

Dividend	￦	2,594	23,688

(d) There is no unrecognized dividend on cumulative preferred stocks as of December 31, 2011 and 2012.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

32.	Net interest income

Net interest income for the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010		2011	2012
Interest income
Cash and due from banks	￦	168,530	248,571	242,445
Trading assets		346,387	394,296	386,531
Financial assets designated at fair value through profit or loss		11,943	19,743	25,854
Available-for-sale financial assets		961,865	1,025,523	1,154,198
Held-to-maturity financial assets		687,373	642,931	594,684
Loans		10,570,658	11,281,606	11,274,840
Others		161,978	168,044	178,560

		12,908,734	13,780,714	13,857,112

Interest expense
Deposits		3,935,630	4,181,049	4,515,029
Borrowings		390,271	485,253	543,564
Debt securities issued		2,041,212	1,942,850	1,740,174
Others		69,005	91,591	84,134

		6,436,118	6,700,743	6,882,901

Net interest income	￦	6,472,616	7,079,971	6,974,211

33.	Net fees and commission income

Net fees and commission income for the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010		2011	2012
Fees and commission income
Credit placement fees	￦	48,226	50,440	57,900
Commission received as electronic charge receipt		141,767	145,449	133,842
Brokerage fees		510,115	495,082	353,694
Commission received as agency		111,951	114,970	239,792
Investment banking fees		84,475	68,856	70,142
Commission received in foreign exchange activities		158,345	161,887	148,271
Asset management fees		68,396	68,289	67,030
Credit card fees		1,894,986	2,020,010	2,070,625
Others		378,986	432,149	372,543

		3,397,247	3,557,132	3,513,839

Fees and commission expense
Credit-related fee		13,591	25,148	38,363
Credit card fees		1,387,506	1,544,291	1,678,342
Others		238,312	228,522	225,043

		1,639,409	1,797,961	1,941,748

Net fees and commission income	￦	1,757,838	1,759,171	1,572,091

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

34.	Dividend income

Dividend income for the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010		2011	2012
Trading assets	￦	2,701	2,290	2,800
Available-for-sale financial assets		214,750	206,570	172,983

	￦	217,451	208,860	175,783

35.	Net trading income (loss)

Net trading income (loss) for the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010		2011	2012
Trading assets
Gain (loss) on valuation of debt securities	￦	50,523	1,731	(2,532)
Gain on sale of debt securities		27,954	4,603	37,295
Gain (loss) on valuation of equity securities		24,385	(3,304)	31,312
Gain (loss) on sale of equity securities		52,345	(36,315)	48,911
Gain (loss) on valuation of other trading assets		54,010	23,939	(6,228)

		209,217	(9,346)	108,758

Trading liabilities
Loss on valuation of securities sold		325	(251)	(5,850)
Loss on disposition of securities sold		(19,911)	(22,284)	(20,614)
Gain (loss) on valuation of other trading liabilities		(67,261)	(29,670)	4,977
Gain on disposition of other trading liabilities		(117)	5,308	2,944

		(86,964)	(46,897)	(18,543)

Derivatives
Gain (loss) on valuation of derivatives		100,136	(93,403)	379,581
Gain on transaction of derivatives		110,147	17,798	126,070

		210,283	(75,605)	505,651

	￦	332,536	(131,848)	595,866

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

36.	Net gain (loss) on financial instruments designated at fair value through profit or loss

Net gain (loss) on financial instruments designated at fair value through profit or loss for the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010		2011	2012
Assets
Cash and due from banks
Gain on valuation	￦	43,193	32,731	38,982
Debt securities
Gain (loss) on valuation		15,846	(20,684)	46,370
Gain on sale and redemption		18,973	12,206	15,359

		34,819	(8,478)	61,729

Equity securities
Dividend income		1,248	1,405	1,025
Loss on valuation		(35,050)	(27,596)	6,273
Gain on sale		14,522	18,864	16,443

		(19,280)	(7,327)	23,741

Liabilities
Borrowings
Gain (loss) on valuation		(96,630)	239,011	(445,455)
Loss on disposal and redemption		(86,859)	(84,026)	(211,067)

		(183,489)	154,985	(656,522)

	￦	(124,757)	171,911	(532,070)

37.	Net impairment loss on financial assets

Net impairment loss on financial assets for the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010		2011	2012
Impairment loss
Loans	￦	1,300,799	864,060	1,324,580
Available-for-sale financial assets		90,506	110,481	121,004
Other		—	31,946	—

		1,391,305	1,006,487	1,445,584

Reversal of impairment loss
Available-for-sale financial assets		(24,719)	(23,529)	(20,369)
Others		(30,472)	—	(9,421)

		(55,191)	(23,529)	(29,790)

	￦	1,336,114	982,958	1,415,794

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

38.	General and administrative expenses

General and administrative expenses for the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010		2011	2012
Employee benefits	￦	2,241,420	2,489,916	2,433,722
Salaries		2,047,764	2,132,229	2,228,600
Severance benefits		193,057	278,545	160,658
Defined contribution		15,957	18,573	14,643
Defined benefit		177,100	259,972	146,015
Termination benefits		599	79,142	44,464
Rent		278,757	294,178	338,536
Entertainment		30,282	35,321	34,987
Depreciation		252,157	211,771	201,771
Amortization		52,241	75,963	97,065
Taxes and dues		130,357	145,685	160,493
Advertising		228,544	230,633	188,358
Research		10,924	10,819	12,447
Others		622,992	641,071	592,181

	￦	3,847,674	4,135,357	4,059,560

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won, except per share data)

39.	Share-based payments

(a) Stock options granted as of December 31, 2012 are as follows:

	4th grant	5th grant		6th grant		7th grant
Grant date	March 30, 2005		March 21, 2006		March 20, 2007		March 19, 2008
Exercise price in won	￦28,006		￦38,829		￦54,560		￦49,053
Number of shares granted	2,695,200		3,296,200		1,301,050		808,700
Contractual exercise year	Within 4 years after 3 years from grant date		Within 4 years after 3 years from grant date		Within 4 years after 3 years from grant date		Within 4 years after 3 years from grant date
Changes in number of shares granted:
Balance at January 1, 2012	666,892		2,035,136		1,025,856		619,778
Exercised or canceled	(564,503)		(22,430)		—		—

Balance at December 31, 2012	102,389		2,012,706		1,025,856		619,778
Assumptions used to determine the fair value of options:
Risk-free interest rate	—		2.74%		2.74%		2.74%
Expected exercise year	—		2 months		8 months		1 year 2 months
Expected stock price volatility	—		20.11%		21.88%		26.25%
Expected dividend yield	—		1.82%		1.82%		1.61%
Weighted average fair value per share ￦10,844		￦	1,059	￦	74	￦	1,409

The weighted average exercise price for 3,760,729 options outstanding as of December 31, 2012 is ￦44,510.

As of December 31, 2012, the exercise of the remaining stock options was temporarily prohibited and after the suspension, the exercise period will be extended.

(b) Performance shares granted as of December 31, 2012 are as follows:

Content
Type	Cash-settled share-based payment
Performance conditions	Increase rate of stock price and achievement of target ROE
Number of shares estimated at December 31, 2012	677,899
Fair value per share in won	￦38,850

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

December 31, 2010, 2011 and 2012

(In millions of won, except per share data)

(c) Share-based compensation costs for the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010
	Employee of
	Shinhan Financial Group		Subsidiaries	Total
Stock options granted :
4th	￦	2,379	9,652	12,031
5th		934	4,240	5,174
6th		(110)	(1,027)	(1,137)
7th		758	2,697	3,455
Performance share		1,618	9,123	10,741

	￦	5,579	24,685	30,264

	2011
	Employee of
	Shinhan Financial Group		Subsidiaries	Total
Stock options granted :
4th	￦	(2,615)	(10,105)	(12,720)
5th		(3,656)	(19,130)	(22,786)
6th(*)		(1,073)	(4,784)	(5,857)
7th(*)		(1,642)	(5,854)	(7,496)
Performance share(*)		296	6,330	6,626

	￦	(8,690)	(33,543)	(42,233)

(*)	Includes ￦1,474 million of reversal of share-based compensation costs.

	2012
	Employee of
	Shinhan Financial Group		Subsidiaries	Total
Stock options granted :
4th	￦	430	1,814	2,244
5th		(1,235)	(6,938)	(8,173)
6th		(200)	(1,411)	(1,611)
7th		(188)	(992)	(1,180)
Performance share		1,163	7,807	8,970

	￦	(30)	280	250

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won, except per share data)

(d) Accrued expenses and the intrinsic value as of December 31, 2011 and 2012 are as follows:

	2011
	Employee of			Total
	Shinhan Financial Group		Subsidiaries
Stock options granted :
4th	￦	1,299	6,565	7,864
5th		1,562	8,847	10,409
6th		209	1,478	1,687
7th		327	1,726	2,053
Performance share		1,914	15,453	17,367

	￦	5,311	34,069	39,380

The intrinsic value of share-based payments is ￦27,073 million based on the quoted market price ￦39,750 per share for stock options and performance share.

	2012
	Employee of			Total
	Shinhan Financial Group		Subsidiaries
Stock options granted :
4th	￦	97	1,013	1,110
5th		322	1,809	2,131
6th		9	67	76
7th		139	734	873
Performance share		3,077	23,259	26,336

	￦	3,644	26,882	30,526

The intrinsic value of share-based payments is ￦27,489 million based on the quoted market price ￦38,850 per share for stock options and performance share.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

40.	Net other operating income (expense)

Other operating income and other operating expense for the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010		2011	2012
Other operating income
Gain on sale of assets:
Loans	￦	33,226	95,926	69,977
Others:
Gain on hedge activity		469,814	321,444	190,680
Reversal of allowance for acceptances and guarantee		312	70,860	10
Gain on trust account		3,004	1,025	3,258
Gain on other allowance		12,277	22,455	37,832
Others		150,492	89,002	80,058

		635,899	504,786	311,838

		669,125	600,712	381,815

Other operating expense
Loss on sale of assets:
Loans		(46,047)	(57,806)	(40,397)
Others:
Loss on hedge activity		(541,781)	(276,088)	(342,004)
Contribution to fund		(229,908)	(239,841)	(252,203)
Loss on allowance for acceptances and guarantee		(41,335)	—	(7,960)
Loss on other allowance		(39,731)	(123,792)	(36,888)
Depreciation of operating lease assets		(13,527)	(11,320)	(7,761)
Deposit insurance premium		(208,446)	(230,752)	(239,348)
Others		(161,375)	(199,495)	(179,135)

		(1,236,103)	(1,081,288)	(1,065,299)

		(1,282,150)	(1,139,094)	(1,105,696)

Net other operating expenses	￦	(613,025)	(538,382)	(723,881)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

41.	Net other non-operating income (expenses)

Other non-operating income and other non-operating expense for the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010		2011	2012
Other non-operating income
Gain on sale of assets:
Property and equipment	￦	1,004	925	688
Investment property		—	5	315
Non-current assets held-for-sale		—	1	14,572
Lease assets		4,154	2,864	3,568
Others		—	776	222

		5,158	4,571	19,365

Gain on sale of Investments in associates		—	45,773	36,084

Others:
Rental income on investment property		21,269	26,955	27,433
Reversal of impairment loss on Intangible asset		—	—	32
Gain from assets contributed		15,707	5,900	5,039
Gain on bond retirement		—	14,473	24
Gains on conversion of convertible bond		—	—	7,217
Others		121,485	111,221	108,990

		158,461	158,549	148,735

		163,619	208,893	204,184

Other non-operating expense
Loss on sale of assets:
Property and equipment		7,867	1,910	1,065
Investment property		5	—	426
Non-current assets held-for-sale		—	1,531	—
Lease assets		3,033	1,830	1,368
Others		—	107	65

		10,905	5,378	2,924

Loss on sale of Investments in associates		256	470	1,423
Impaired loss on Investments in associates		79,933	4,351	8,977

		80,189	4,821	10,400

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

	2010		2011	2012
Others:
Donations		126,643	117,887	74,073
Depreciation of investment properties		8,352	9,245	9,062
Impaired loss on intangible assets		—	39,674	58,549
Write-off of intangible assets		74	3,682	585
Loss on bond retirement		2,091	296	10,256
Collecting of written-off expenses		6,481	6,433	6,414
Others		67,308	59,091	20,399

		210,949	236,308	179,338

		302,043	246,507	192,662

Net other non-operating income (expense)	￦	(138,424)	(37,614)	11,522

42.	Income tax expense

(a) Income tax expense for the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010		2011	2012
Current income tax expense	￦	799,551	1,013,109	819,321
Adjustment for prior periods		(220,967)	(30,798)	(7,838)
Origination and reversal of temporary differences		61,686	(147,061)	(47,160)
Income tax recognized in other comprehensive income		(69,895)	84,679	(25,379)

Income tax expenses	￦	570,375	919,929	738,944

(b) Income tax expense (benefit) is calculated by multiplying net income before tax with the tax rate for the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010		2011	2012
Income before income taxes	￦	3,429,805	4,192,562	3,233,012
Income taxes at statutory tax rates		829,814	1,014,476	782,362
Adjustments :
Non-taxable income		(45,672)	(49,363)	(42,217)
Non-deductible expense		9,027	8,312	10,837
Tax credit		(9,152)	(9,228)	(1,819)
Other		7,325	(13,470)	(2,381)
Refund due to adjustments of prior year tax returns		(220,967)	(30,798)	(7,838)
Income tax expense	￦	570,375	919,929	738,944

Effective tax rate (%)		16.63%	21.94%	22.86%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2011 and 2012 are as follows:

	2011
	Beginning balance		Profit or loss	Other comprehensive income	Ending balance
Unearned income	￦	(93,491)	(40,908)	—	(134,399)
Account receivable		(23,920)	5,876	—	(18,044)
Trading assets		(4,150)	(1,515)	—	(5,665)
Available-for-sale		(152,903)	76,329	80,220	3,646
Investment in subsidiaries		5,593	868	(455)	6,006
Valuation and depreciation of property and equipment		(147,921)	(14,978)	—	(162,899)
Derivative asset (liability)		126,672	(93,115)	205	33,762
Deposits		26,421	11,087	—	37,508
Accrued expenses		50,146	19,561	—	69,707
Defined benefit obligation		98,363	33,695	—	132,058
Plan assets		(75,674)	(51,670)	—	(127,344)
Other provisions		237,030	23,367	—	260,397
Allowance for acceptances and guarantees		45,992	(19,452)	—	26,540
Allowance related to asset revaluation		(45,098)	225	—	(44,873)
Allowance for expensing depreciation		(780)	(22)	—	(802)
Deemed dividend		9,811	(8,477)	—	1,334
Accrued contributions		10,711	9,571	—	20,282
Financial assets designated at fair value through profit of loss		(27,181)	(25,461)	—	(52,642)
Allowances		(176,813)	186,394	—	9,581
Fictitious dividend		1,081	(4)	—	1,077
Liability under insurance contracts		2,814	(223)	—	2,591
Other		15,156	(48,766)	4,709	(28,901)

	￦	(118,141)	62,382	84,679	28,920

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

	2012
	Beginning balance		Profit or loss	Other comprehensive income	Ending balance
Unearned income	￦	(134,399)	(15,039)	—	(149,438)
Account receivable		(18,044)	5,074	—	(12,970)
Trading assets		(5,665)	(4,770)	—	(10,435)
Available-for-sale		3,646	51,513	(4,176)	50,983
Investment in subsidiaries		6,006	(17,428)	877	(10,545)
Valuation and depreciation of property and equipment		(162,899)	17,565	—	(145,334)
Derivative asset (liability)		33,762	21,902	(4,998)	50,666
Deposits		37,508	(5,508)	—	32,000
Accrued expenses		69,707	(5,656)	—	64,051
Defined benefit obligation		132,058	89,181	—	221,239
Plan assets		(127,344)	(27,424)	—	(154,768)
Other provisions		260,397	(25,658)	—	234,739
Allowance for acceptances and guarantees		26,540	(7,881)	—	18,659
Allowance related to asset revaluation		(44,873)	—	—	(44,873)
Allowance for expensing depreciation		(802)	56	—	(746)
Deemed dividend		1,334	—	—	1,334
Accrued contributions		20,282	(5,441)	—	14,841
Financial assets designated at fair value through profit of loss		(52,642)	(12,567)	—	(65,209)
Allowances		9,581	34,998	—	44,579
Fictitious dividend		1,077	(8)	—	1,069
Liability under insurance contracts		2,591	738	—	3,329
Other		(28,901)	(21,108)	(17,082)	(67,091)

	￦	28,920	72,539	(25,379)	76,080

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

(d) Deferred tax assets and liabilities that were directly charged or credited to equity for the years ended December 31, 2011 and 2012 are as follows:

	January 1, 2011			Changes		December 31, 2011
	Other comprehensive income		Tax effect	Other comprehensive income	Tax effect	Other comprehensive income	Tax effect
Valuation gain(loss) on available-for-sale financial assets	￦	2,134,400	(465,456)	(540,420)	80,220	1,593,980	(385,236)
Foreign currency translation adjustments for foreign operations		(17,846)	(81)	11,377	4,709	(6,469)	4,628
Gain(loss) on cash flow hedge		(28,270)	6,340	1,224	205	(27,046)	6,545
Equity in other comprehensive income of associates		(1,652)	339	3,172	(455)	1,520	(116)
The accumulated other comprehensive income in separate account		2,100	(379)	(681)	102	1,419	(277)

Income tax charged or credited directly to equity	￦	2,088,732	(459,237)	(525,328)	84,781	1,563,404	(374,456)

	December 31, 2011			Changes		December 31, 2012
	Other comprehensive income		Tax effect	Other comprehensive income	Tax effect	Other comprehensive income	Tax effect
Valuation gain(loss) on available-for-sale financial assets	￦	1,593,980	(385,236)	14,847	(4,176)	1,608,827	(389,412)
Foreign currency translation adjustments for foreign operations		(6,469)	4,628	(68,038)	(17,082)	(74,508)	(12,454)
Gain(loss) on cash flow hedge		(27,046)	6,545	20,653	(4,998)	(6,393)	1,547
Equity in other comprehensive income of associates		1,520	(116)	3,221	877	4,741	761
The accumulated other comprehensive income in separate account		1,419	(277)	840	(271)	2,259	(548)

Income tax charged or credited directly to equity	￦	1,563,404	(374,456)	(28,477)	(25,650)	1,534,926	(400,106)

(*)	Deferred tax effects, which are originated from the accumulated other comprehensive income in separate account, were included in the other assets of separate account’s financial statement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won, except per share data)

(e) The amount of deductible temporary differences, unused tax losses, and unused tax credits are not recognized as deferred tax assets as of December 31, 2011 and 2012 are as follows:

	2011		2012
Tax loss carry forward(*)	￦	139,759	139,759

(*)	At the end of reporting date, the expected extinctive date of tax loss carry forward and tax credits carry forward that are not recognized as deferred tax assets are as follows:

	1 year or less		1-2 years	2-3 years	More than 3 years
Tax loss carry forward	￦	—	—	—	139,759

(f) The amount of deferred tax liabilities regarding investment in subsidiaries which are not recognized as of December 31, 2011 and 2012 are as follows:

	2011		2012
Investment in subsidiaries	￦	(1,076)	(2,933)
Investment in associates		(18,873)	(11,346)

	￦	(19,949)	(14,279)

(g) The Group set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2011 and 2012 are as follows:

	2011		2012
Deferred tax assets	￦	288,303	210,273
Deferred tax liabilities		(259,383)	(134,193)

43.	Earnings per share

(a) Basic earnings per share

Basic earnings per share for the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010		2011	2012
Net income for the year	￦	2,684,589	3,100,011	2,322,732
Less: dividends on preferred stock and hybrid bond		230,586	276,452	100,788

Net income available for common stock		2,454,003	2,823,559	2,221,944
Weighted average number of common shares outstanding		474,199,587	474,199,587	474,199,587

Earnings per share in won	￦	5,175	5,954	4,686

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won, except per share data)

(b) Diluted earnings per share

Diluted earnings per share due to dilutive effect for the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010		2011	2012
Net income available for common stock	￦	2,454,003	2,823,559	2,221,944
Add: dividends on redeemable convertible preferred stock		27,656	27,657	—

Diluted net earnings		2,481,659	2,851,216	2,221,944

Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares(*)		488,920,587	488,920,587	474,199,587

Diluted earnings per share in won	￦	5,076	5,832	4,686

(*)	Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares for the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010	2011	2012
Weighted average number of common shares	474,199,587	474,199,587	474,199,587
Effect of conversion of convertible redeemable preferred stock	14,721,000	14,721,000	—

Weighted average number of common shares outstanding after adjustment for the effects of dilutive potential common shares	488,920,587	488,920,587	474,199,587

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

44.	Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of December 31, 2011 and 2012 are as follows:

	2011		2012
Guarantees
Guarantee outstanding	￦	10,174,850	9,555,223
Contingent guarantees		6,882,438	5,202,576

		17,057,288	14,757,799

Commitments to extend credit
Loan commitments in won		46,447,266	51,524,469
Loan commitments in foreign currency		19,374,617	19,267,753
ABS and ABCP Commitments		1,605,269	1,773,404
Others		1,232,896	1,171,917

		68,660,048	73,737,543

Endorsed bills
Secured endorsed bills		9,748	3,946
Unsecured endorsed bills		8,773,124	11,519,392

		8,782,872	11,523,338

Loans sold with recourse		2,099	2,099

	￦	94,502,307	100,020,779

(b) Guaranteed principal money trust

As of December 31, 2011 and 2012, the Group guaranteed the return of the principal amount invested under management in the amount of ￦3,404,468 million and ￦3,425,853 million, respectively. Additional losses may be recorded based on future performance of these guaranteed principal money trust accounts.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

(c) Legal contingencies

The Group’s pending lawsuits as a defendant for the year ended December 31, 2012 were as follows.

Plaintiff		Descriptions	Amount of damage claim
Confirmations on absence of debt litigation	1	A lawsuit against the Bank was filed claiming that the Bank should recover principal and interest of a trustee’s account, insisting the payment out of the account were made improperly. The Group has paid ￦ 94.2 billion after losing the second appeal trial. The final appeal of the lawsuit is in progress.	￦	96,286

Compensation for a loss	1	A lawsuit against the Bank was filed claiming that the Bank should compensate for a the plaintiff’s losses insisting the Bank purchased shares of Shinho Paper Co., Ltd. (currently known as Artone Paper Co., Ltd.) without appropriate customer authorization. The first appeal was ruled in favor of the plaintiff. The amounts of loss are recorded as provision. The Group has appealed and such appeal is currently pending at the second appeal.		90,200

Claimed for principal and interest of the ABCP	1	A holder of an Asset Backed Commercial Paper (“ABCP”) has claimed for principal and interest of the ABCP against the Bank, the broker of the ABCP deal, as the Bank had refused to pay insisting the line of credit was provided illegally by their employee. The Group believes that there are low possibilities of resource outflows in respect of the lawsuit bated on similar litigation.		65,000

Claimed uncollected receivables of goods	1	A plaintiff claimed uncollected receivables of goods against the Bank since the plaintiff had delivered goods based on a bank guarantee forged by the Bank issued. The case is currently pending at the first appeal. The Group recorded a provision based on similar litigation.		43,362

Refund a cost of the fixed collateral establishment	110	The plaintiffs filed the lawsuits against the Bank claiming that the Group should refund a cost of the fixed collateral establishment insisting a loan agreement was invalid since it regulated that the cost should be paid by the borrower.		11,621

Improper arrangements of PF loans	2	The plaintiffs (other banking institutions) filed the lawsuits against the Shinhan Investment claiming that the Shinhan Investment should pay PF loans for original borrower insisting the arrangements of PF loans were made improperly. The appeal has been ruled in favor of the plaintiffs. The amounts of loss were record as provision.		38,800

Contract void check and the return of unfair profits	37	As of December 31, 2012, the Bank established an allowance for the lawsuits that has filed to nullify investor’s obligations under the KIKO contracts. The cases are currently pending at the second appeal or the final appeal.		205,897

Others	272			203,250

	425		￦	754,416

As of December 31, 2012, the Group recorded a provision of ￦135,748 million and reserve of ￦724 million with respect to these lawsuits, in other liabilities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

45.	Statement of cash flows

(a) Cash and cash equivalents in the consolidated statements of cash flows for as of December 31, 2010, 2011 and 2012 are as follows:

	2010		2011	2012
Cash and due from banks	￦	11,821,607	14,763,099	13,394,331
Due from financial institutions with a maturity over three months from date of acquisition		(4,638,335)	(5,248,522)	(3,898,900)
Restricted due from banks		(2,350,127)	(5,545,235)	(4,529,705)

	￦	4,833,145	3,969,342	4,965,726

(b) Significant non-cash activities for the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010		2011	2012
Increase in dividend payable due to hybrid capital instruments	￦	—	2,593	4,351
Increase in available-for-sale financial assets from debt-equity swap		5,572	72,219	61,893

(c) On November 11, 2011, the Group obtained a controlling ownership over Shinhan Vina Bank, formerly a jointly controlled entity, by acquiring an additional 50 % of the outstanding and voting interests for ￦105,940 million

The cash amount of ￦103,859 million paid as consideration for obtaining control of Shinhan Vina is reported in the statement of cash flows, net of cash and cash equivalents of ￦2,081 million acquired as part of transactions.

On January 2, 2012, the Group acquired cash and cash equivalents amounting to ￦90,010 million through the purchase & assumption(P&A) deal for selected assets and liabilities of Tomato Savings Bank Co., Ltd.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

46.	Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a) Significant balances with the related parties as of December 31, 2011 and 2012 are as follows:

Related party	Account	2011		2012
Investments in associates
Aju Capital co., Ltd	Loans and receivables	￦	50,000	50,000
	Allowances		(254)	(254)
	Provisions		11	—
	Deposits		—	20,297
UAMCO., Ltd	Loans and receivables		38,723	—
	Allowances		(52)	—
	Deposits		—	517
Pohang TechnoPark2PFV	Loans and receivables		658	—
	Allowances		(3)	—
	Provisions		286	—
	Deposits		—	14,794
Shinhan Corporate Restructuring Fund 5th	Account Receivable		27	27
	Allowances		—	(27)
Cardif Life Insurance	Deposits		—	2,353
	Credit card assets		83	94
Key management personnel and their immediate relatives
Loans and receivables			2,056	3,221

Assets			91,856	53,061
Liabilities		￦	297	37,961

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

(b)	Significant transactions with the related parties for the years ended December 31, 2011 and 2012 are as follows:

Related party	Account	2011		2012
Investments in associates
Aju Capital co., Ltd	Interest income	￦	—	2,042
	Net other operating income		664	11
	Reversal of credit losses		304	—
UAMCO., Ltd	Interest income		—	311
	Reversal of credit losses		(23)	52
Pohang TechnoPark2PFV	Net other operating income		—	286
	Reversal of credit losses		(3)	3
	Interest losses		—	(17)
	Net other operating losses		(286)	—
Shinhan Corporate Restructuring Fund 8th	Fees and commission income		824	—
SHC-AJU 1st Investment Fund	”		97	—
Petra Private Equity Fund	”		365	—
SHC-AJU 2nd Investment Fund	”		11	—
Cardif Life Insurance	”		577	271
Shinhan K2 Secondary Fund	”		—	281
Key management personnel and their immediate relatives
Interest income			80	135

		￦	2,610	3,375

(c) Key management personnel compensation

Key management personnel compensation for the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010		2011	2012
Short-term employee benefits	￦	24,620	21,310	23,679
Severance benefits		538	585	503
Share-based payment transactions		5,804	3,279	3,904

	￦	30,962	25,174	28,086

(d) There are no guarantees provided between the related parties as of December 31, 2011 and 2012.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

47.	Investment in subsidiaries

(a) Condensed financial information for the Group’s subsidiaries.

i) Condensed financial position for the Group’s subsidiaries as of December 31, 2011 and 2012 are as follows:

	2011				2012
	Total assets		Total liabilities	Total equities	Total assets	Total liabilities	Total equities
Shinhan financial group (Separate)	￦	30,844,250	11,413,443	19,430,807	27,212,924	7,546,003	19,666,921
Shinhan Bank		228,907,784	209,617,964	19,289,820	234,102,700	213,830,689	20,272,011
Shinhan Card Co., Ltd.		22,356,885	17,126,623	5,230,262	22,279,918	16,546,741	5,733,177
Shinhan Investment Corp.		12,166,106	10,046,342	2,119,764	16,465,338	14,287,115	2,178,223
Shinhan Life Insurance Co., Ltd		13,976,735	12,788,663	1,188,072	16,942,184	15,617,037	1,325,147
Shinhan Capital Co., Ltd.		3,518,266	3,037,927	480,339	3,526,185	3,053,871	472,314
Jeju Bank		3,168,168	2,920,296	247,872	3,242,918	2,965,024	277,894
Shinhan Credit Information Co., Ltd.		19,495	5,993	13,502	19,176	5,659	13,517
Shinhan Private Equity Investment management		343,231	334,599	8,632	421,840	414,292	7,548
Shinhan BNP Paribas AMC		170,665	24,369	146,296	168,911	23,218	145,693
SHC Management Co., Ltd.		8,620	355	8,265	8,747	331	8,416
Shinhan Data system		15,540	8,804	6,736	16,298	8,594	7,704
Shinhan Savings Bank		3,992	79	3,913	636,115	542,861	93,254
Shinhan Aitas Co., Ltd.		—	—	—	30,976	4,309	26,667

	￦	315,499,737	267,325,457	48,174,280	325,074,230	274,845,744	50,228,486

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

ii) Condensed comprehensive income statement for the Group’s subsidiaries for the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010				2011			2012
	Operating income		Net income	Total comprehensive income	Operating income	Net income	Total comprehensive income	Operating income	Net income	Total comprehensive income
Shinhan financial group(separate))	￦	1,065,807	617,625	620,200	2,145,768	1,672,908	1,674,610	992,790	590,446	590,446
Shinhan Bank		21,252,143	1,670,049	1,737,584	18,808,507	2,118,421	1,634,530	17,209,542	1,696,651	1,565,123
Shinhan Card Co., Ltd.		4,264,436	990,393	984,872	4,497,105	875,930	936,096	4,585,735	749,764	802,663
Shinhan Investment Corp.		1,733,263	150,714	158,079	2,061,234	101,710	113,316	1,981,619	63,912	78,307
Shinhan Life Insurance Co., Ltd		4,103,185	213,410	266,413	4,340,729	236,927	217,586	5,240,254	209,399	201,838
Shinhan Capital Co., Ltd.		403,408	40,111	52,264	344,579	51,109	48,729	352,876	4,653	(3,108)
Jeju Bank		191,193	17,434	20,303	193,042	22,412	22,275	193,310	27,272	29,977
Shinhan Credit Information Co., Ltd.		33,986	1,026	1,026	32,235	(746)	(746)	29,912	1	1
Shinhan Private Equity Investment management		93,739	1,331	1,331	84,366	(7,624)	(7,624)	40,882	1,185	1,185
Shinhan BNP Paribas AMC		119,251	39,741	39,182	109,811	35,040	34,961	102,473	31,302	30,497
SHC Management Co., Ltd.		251	(339)	(339)	259	(34)	(34)	293	150	150
Shinhan Data system		40,600	612	612	50,128	1,056	1,056	58,170	946	946
Shinhan Savings Bank Co., Ltd.		—	—	—	—	(87)	(87)	109,672	(23,389)	(26,467)
Shinhan Aitas Co., Ltd.		—	—	—	—	—	—	4,385	(513)	(513)

	￦	33,301,262	3,742,107	3,881,527	32,667,763	5,107,022	4,674,668	30,901,913	3,351,779	3,271,045

(*)	Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.

(b) Change in subsidiaries

i) Subsidiaries newly excluded in the Group for the year ended December 31, 2012 are as follows:

Subsidiary	Reason
Shinhan Investment Europe Ltd.	The investee is in liquidation for the current period.

ii) Subsidiaries newly consolidated in the Group for the year ended December 31, 2011 were as follows:

Subsidiary	Reason
Shinhan Savings Bank	The Group owns 100% of the voting power.

(*)	Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

48.	Information of trust business

(a) Significant balances with trust business as of December 31, 2011 and 2012 are as follows:

	2011		2012
Borrowings from trust account	￦	2,011,569	2,377,502

(b) Transactions with trust business for the years ended December 31, 2010, 2011 and 2012 are as follows:

	2010		2011	2012
Trust management fees	￦	62,541	62,305	62,886
Commission income		34	46	24
Interest on borrowings from trust account		37,388	61,976	52,469

49.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements

STATEMENTS OF FINANCIAL POSITION

	December 31, 2011		December 31, 2012
Assets
Deposits with banking subsidiary	￦	2,220,168	212,783
Receivables from subsidiaries:
Non-banking subsidiaries		1,104,678	1,359,605
Investment (at equity) in subsidiaries:
Banking subsidiaries		13,756,799	13,872,801
Non-banking subsidiaries		11,293,203	11,343,295
Trading asset		1,856,712	118,548
Property, equipment and intangible assets, net		9,337	8,376
Other assets
Banking subsidiaries		390,347	171,933
Non-banking subsidiaries		200,532	123,146
Other		12,474	2,437

Total assets		30,844,250	27,212,924

Liabilities and equity
Borrowings		5,000	10,000
Debt securities issued		7,034,393	7,196,951
Accrued expenses & other liabilities		4,374,050	339,052

Total liabilities		11,413,443	7,546,003

Equity		19,430,807	19,666,921

Total liabilities and equity	￦	30,844,250	27,212,924

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

CONDENSED STATEMENTS OF INCOME

	2010		2011	2012
Income
Dividends from banking subsidiaries	￦	149,733	828,033	390,000
Dividends from non-banking subsidiaries		667,579	1,009,446	410,223
Interest income from banking subsidiaries		564	36,046	10,431
Interest income from non-banking subsidiaries		97,429	74,610	57,366
Other income		149,690	197,994	126,605

Total income		1,064,995	2,146,129	994,625
Expenses
Interest expense		(351,528)	(372,084)	(341,678)
Other expense		(100,898)	(94,059)	(64,010)

Total expenses		(452,426)	(466,143)	(405,688)

Income (loss) before income tax expense		612,569	1,679,986	588,937
Income tax expense (benefit)		(5,056)	7,078	(1,512)

Net income	￦	617,625	1,672,908	590,449

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

December 31, 2010, 2011 and 2012

(In millions of won)

CONDENSED STATEMENTS OF CASH FLOWS

	2010		2011	2012
Cash flows from operating activities
Income before income taxes	￦	612,569	1,679,986	588,937
Non-cash items included in profit before tax		(556,295)	(1,584,401)	(522,539)
Changes in operating assets and liabilities		39,147	(1,606,828)	1,737,232
Income taxes paid		—	(2,324)	—
Net interest paid		(216,841)	(262,284)	(246,380)
Dividend received from subsidiaries		817,312	1,837,479	800,223

Net cash provided by (used in) operating activities		695,892	61,628	2,357,473

Cash flows from investing activities
Loan origination (collection) to non-banking subsidiaries		120,000	350,000	(255,000)
Acquisition of subsidiary		(10,026)	(4,000)	(166,094)
Other, net		(7,507)	(14,689)	11,327

Net cash provided by (used in) investing activities		102,467	331,311	(409,767)

Cash flows from financing activities
Repayments of preferred stock		—	—	(3,765,124)
Issuance of preferred stock and other equity instrument		—	1,344,746	298,861
Net changes in borrowings		(851,794)	—	5,000
Issuance of debt securities issued		2,441,051	2,530,729	1,296,510
Repayments of securities issued		(1,480,000)	(2,105,126)	(1,140,000)
Dividend paid		(427,571)	(585,557)	(650,697)
Cash inflows from cash flow hedge		—	32,966	—

Net cash provided by (used in) financing activities		(318,314)	1,217,758	(3,955,450)

Net increase in cash and cash equivalents		480,045	1,610,697	(2,007,744)
Cash and cash equivalents at beginning of year		129,820	609,865	2,220,562

Cash and cash equivalents at end of year	￦	609,865	2,220,562	212,818

SUPPLEMENTAL FINANCIAL INFORMATION (UNAUDITED)

INDUSTRY GUIDE 3 INFORMATION

Except where indicated otherwise, amounts for 2010, 2011 and 2012 are prepared in accordance with IFRS, which is consistent with the Group’s Financial Statements. In accordance with the SEC Release, “First-time application of International Financial Reporting”, amounts prior to 2010 are prepared under U.S. GAAP.

Loan Types

The following table presents our loans by type for the periods indicated. Except where specified otherwise, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2010		2011		2012
	(In billions of Won)
Corporate
Corporate loans(1)	￦	95,835	￦	98,598	￦	101,025
Public and other(2)		2,771		4,930		3,107
Loans to banks(3)		1,467		2,557		4,537
Lease financing		1,555		1,639		1,699

Total — Corporate		101,628		107,724		110,368

Retail
Mortgages and home equity		40,073		44,399		46,128
Other retail(4)		24,901		25,052		27,925

Total — retail		64,974		69,451		74,053

Credit cards		17,647		17,880		17,854

Total loans(5)	￦	184,249	￦	195,055	￦	202,275

Notes:

(1)	Consists primarily of working capital loans, general purpose loans, bills purchased and trade-related notes and excludes loans to public institutions and commercial banks.

(2)	Consists of working capital loans and loan facilities to public institutions and non-profit organizations.

(3)	Consists of interbank loans and call loans.

(4)	Consists of general unsecured loans and loans secured by collateral other than housing to retail customers.

(5)	As of December 31, 2010, 2011 and 2012, approximately 89.25%, 88.76% and 89.56% of our total gross loans, respectively, were Won-denominated.

	As of December 31,
	2008		2009
	(In billions of Won)
Corporate
Commercial and industrial(1)	￦	93,103	￦	89,249
Lease financing		1,592		1,560

Total — Corporate		94,695		90,809

Retail
Mortgages and home equity		36,183		40,022
Other retail(2)		25,026		23,307

Total — Retail		61,209		63,329

Credit cards		14,637		15,117

Total loans(3)	￦	170,541	￦	169,255

Notes:

(1)

Consists primarily of working capital loans, general purpose loans, bills purchased, trade-related notes, inter-bank loans, privately placed bonds, credit facility drawdowns and purchases of commercial paper or notes at a discount from its customers with recourse.

(2)	Consists of general unsecured loans and loans secured by collateral other than housing to retail customers.

(3)	As of December 31, 2008 and 2009, approximately 90.4% and 94.4% of our total gross loans, respectively, were Won-denominated.

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

Interest foregone is the interest due on nonaccrual loans that has not been accrued in our books of account. In 2008, 2009, 2010, 2011 and 2012 we would have recorded gross interest income of ￦202 billion, ￦151 billion, ￦145 billion, ￦131 billion and ￦163 billion, respectively, on loans accounted for on a nonaccrual basis throughout the respective years, or since origination for loans held for part of the year, had the loans been current with respect to their original contractual terms. The amount of interest income on those loans that was included in our net income in 2008, 2009, 2010, 2011 and 2012 were ￦109 billion, ￦90 billion, ￦52 billion, ￦66 billion and ￦70 billion, respectively.

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

	As of December 31,
	2010		2011		2012
	(In billions of Won)
Loans accounted for on a nonaccrual basis(1)
Corporate	￦	1,813	￦	1,621	￦	1,642
Retail		155		239		416
Credit cards		155		152		215

Sub-total		2,123		2,012		2,273

Accruing loans which are contractually past due one day or more as to principal or interest
Corporate		263		224		245
Retail		369		482		354
Credit cards		432		576		633

Sub-total		1,064		1,282		1,232

Total	￦	3,187	￦	3,294	￦	3,505

Note:

(1)

Represents either loans that are “troubled debt restructuring” as defined under IFRS or loans for which payment of interest and/or principal became past due by 90 days or more (adjusting for any overlap due to loans that satisfy both prongs so as to avoid double counting).

	As of December 31,
	2008		2009
	(In billions of Won)
Loans accounted for on a nonaccrual basis
Corporate	￦	1,457	￦	1,231
Retail		148		187
Credit cards		416		224

Sub-total		2,021		1,642

Accruing loans which are contractually past due one day or more as to principal or interest
Corporate		122		65
Retail		46		24
Credit cards		—		—

Sub-total		168		89

Total	￦	2,189	￦	1,731

Allocation of Allowance for Loan Losses

The following table presents, as of the dates indicated, the allocation of our loan loss allowance by loan type.

	As of December 31,
	2010			2011			2012
	Amount		Loans% of Total Loans	Amount		Loans% of Total Loans	Amount		Loans% of Total Loans
	(In billions of Won, except percentages)
Corporate
Corporate loans	￦	1,923	67.43%	￦	1,634	63.41%	￦	1,694	60.64%
Public and other		15	0.53		19	0.74		14	0.50
Loan to banks		32	1.12		13	0.50		11	0.39
Lease financing		17	0.60		14	0.54		33	1.18

Total corporate		1,987	69.68		1,680	65.19		1,752	62.71

Retail
Mortgages and home equity		17	0.60		19	0.74		23	0.82
Other retail		178	6.24		202	7.84		274	9.82

Total retail		195	6.84		221	8.58		297	10.64

Credit cards		670	23.48		676	26.23		744	26.65

Total allowance for loan losses	￦	2,852	100.00%	￦	2,577	100.00%	￦	2,793	100.00%

Our total allowance for loan losses increased by ￦216 billion, or 8.38%, to ￦2,793 billion as of December 31, 2012 from ￦2,577 billion as of December 31, 2011. During 2012, the allowance for loan losses increased primarily as a result of increased loss rate for other retail loans.

Our total allowance for loan losses decreased by ￦275 billion, or 9.6%, to ￦2,577 billion as of December 31, 2011 from ￦2,852 billion as of December 31, 2010. During 2011, the allowance for loan losses decreased primarily as a result of a decrease of loss rate in corporate loans.

	As of December 31,
	2008			2009
	Amount		Loans% of Total Loans	Amount		Loans% of Total Loans
	(In billions of Won, except percentages)
Corporate
Commercial and Industrial	￦	2,438	76.16%	￦	2,969	81.61%
Lease financing		11	0.34		13	0.36

Total corporate		2,449	76.51		2,982	81.97

Retail
Mortgages and home equity		8	0.25		11	0.30
Other retail		149	4.65		170	4.67

Total retail		157	4.90		181	4.97

Credit cards		595	18.59		475	13.06

Total allowance for loan losses	￦	3,201	100.00%	￦	3,638	100.00%

Analysis of the Allowance for Loan Losses

The following table presents an analysis of our loan loss experience for each of the years indicated.

	2010		2011		2012
	(In billions of Won, except percentages)
Balance at the beginning of the period	￦	3,114	￦	2,852	￦	2,577
Amounts charged against income		1,301		864		1,325
Gross charge-offs:
Corporate:
Corporate loans		1,292		960		846
Public and other		19		1		1
Loan to banks		—		—		—
Lease financing		18		14		19
Retail:
Mortgage and home equity		25		1		4
Other retail		76		80		130
Credit cards		429		447		486

Total gross charge-offs		1,859		1,503		1,486

Recoveries:
Corporate:
Corporate loans		83		75		78
Public and other		—		—		6
Loan to banks		—		—		—
Lease financing		1		2		2
Retail:
Mortgage and home equity		2		6		—
Other retail		52		37		32
Credit cards		327		283		257
Total recoveries		465		403		375

Other		(169)		(39)		2
Net charge-offs		(1,563)		(1,139)		(1,109)

Balance at the end of the period	￦	2,852	￦	2,577	￦	2,793

Ratio of net charge-offs during the period to average loans outstanding during the period		1.06%		0.78%		0.75%

	2008		2009
	(In billions of Won, except percentages)
Balance at the beginning of the period	￦	2,099	￦	3,201
Amounts charged against income		1,319		1,751
Gross charge-offs:
Corporate:
Commercial and industrial		286		1,087
Lease financing		6		(19)
Retail:
Mortgage and home equity		6		(1)
Other retail		98		227
Credit cards		521		597

Total gross charge-offs		(917)		(1,891)

Recoveries:
Corporate:
Commercial and industrial		43		123
Lease financing		—		1
Retail:
Mortgage and home equity		2		1
Other retail		107		59
Credit cards		548		393

Total recoveries		700		577

Net charge-offs		(217)		(1,314)

Acquisition of LG Card		—		—

Balance at the end of the period	￦	3,201	￦	3,638

Ratio of net charge-offs during the period to average loans outstanding during the period		0.13%		0.78%

Analysis of Non-Performing Loans

The following table sets forth, for the periods indicated, the total non-performing loans by the borrower type.

	As of December 31,
	2010					2011					2012
	Total Loans		Non- Performing Loans		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans		Ratio of Non- Performing Loans
	(In billions of Won, except percentages)
Corporate
Corporate loans	￦	95,835	￦	816	0.85%	￦	98,598	￦	739	0.75%	￦	101,125	￦	769	0.76%
Public and other		2,771		8	0.29		4,930		8	0.16		3,107		9	0.29
Loans to banks		1,467		—	0.00		2,557		—	0.00		4,537		—	0.00
Lease financing		1,555		10	0.64		1,639		5	0.31		1,699		8	0.47

Total corporate		101,628		834	0.82		107,724		752	0.70		110,368		786	0.71

Retail
Mortgage and home equity		40,073		30	0.07		44,399		55	0.12		46,128		60	0.13
Other retail		24,901		102	0.41		25,052		164	0.65		27,925		315	1.13
Total retail		64,974		132	0.20		69,451		219	0.31		74,053		375	0.51
Credit cards		17,647		461	2.61		17,880		445	2.49		17,854		534	2.99

Total	￦	184,249	￦	1,427	0.77%	￦	195,055	￦	1,416	0.73%	￦	202,275	￦	1,695	0.84%

	As of December 31,
	2008					2009
	Loans		Non-Loans		Ratio of Non-Loans	Loans		Non-Loans		Ratio of Non-Loans
	(In billions of Won, except percentages)
Corporate
Commercial and industrial	￦	93,103	￦	1,087	1.17%	￦	89,249	￦	1,160	1.30%
Lease financing		1,592		5	0.31		1,560		4	0.26

Total corporate		94,695		1,092	1.15		90,809		1,164	1.28

Retail
Mortgage and home equity		36,183		40	0.11		40,022		29	0.07
Other retail		25,026		54	0.22		23,307		51	0.22
Total retail		61,209		94	0.33		63,329		80	0.29
Credit cards		14,637		171	1.17		15,117		171	1.13

Total	￦	170,541	￦	1,357	0.80%	￦	169,255	￦	1,415	0.84%

Troubled Debt Restructurings

The following table presents, at the dates indicated, our loans which are “troubled debt restructurings” as defined under IFRS for the years ended December 31, 2010, 2011 and 2012 and under U.S. GAAP for the years ended December 31, 2008 and 2009. These loans mainly consist of corporate loans that have been restructured through the process of workout, court receivership and composition. See “Item 4.B. Business Overview — Description of Assets and Liabilities — Credit Exposures to Companies in Workout, Court Receivership and Composition.” These loans accrue interest at rates lower than the original contractual terms, or involve the extension of the original contractual maturity as a result of a variation of terms upon restructuring.

	As of December 31,
	2010		2011		2012
	(In billions of Won)
Loans classified as “troubled debt restructurings” (excluding nonaccrual and past due loans)	￦	193	￦	75	￦	188

For the years ended December 31, 2010, 2011 and 2012, interest income that would have been recorded under the original contract terms of restructured loans amounted to ￦69 billion, ￦42 billion and ￦74 billion, respectively, out of which ￦31 billion, ￦14 billion and ￦20 billion was reflected as our interest income, respectively.

	As of December 31,
	2008		2009
	(In billions of Won)
Loans classified as “troubled debt restructurings” (excluding nonaccrual and past due loans)	￦	557	￦	932

For the years ended December 31, 2008 and 2009, interest income that would have been recorded under the original contract terms of restructured loans amounted to ￦21 billion and ￦34 billion, respectively, out of which ￦18 billion and ￦22 billion was reflected as our interest income, respectively.

INDEX OF EXHIBITS

1.1	Articles of Incorporation, last amended as of March 29, 2012 (in English)†*

2.1	Form of Common Stock Certificate (in English) † **

2.2	Form of Deposit Agreement to be entered into among Shinhan Financial Group, Citibank, N.A., as depositary, and all owners and holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipt**

2.3	Long-term debt instruments of Shinhan Financial Group, Shinhan Bank and other consolidated subsidiaries for which financial statements are required to be filed are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Shinhan Financial Group agrees to furnish the Commission on request a copy of any instrument defining the rights of holders of its long-term debt and that of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.**

4.1	Stock Purchase Agreement by and between Korea Deposit Insurance Corporation and Shinhan Financial Group dated July 9, 2003***

4.2	Investment Agreement by and between Shinhan Financial Group and Korea Deposit Insurance Corporation dated July 9, 2003**

4.3	Agreed Terms, dated June 22, 2004, by and among the President of Korea Deposit Insurance Corporation, CEO of Shinhan Financial Group, CEO of Chohung Bank, Chairman of the National Financial Industry Labor Union of Korea and the Head of the Chohung Bank Chapter of the National Financial Industry Labor Union**

4.4	Merger Agreement between Shinhan Bank and Chohung Bank (in English) † ****

4.5	Split-Merger Agreement between Shinhan Card and Chohung Bank (in English) † ****

4.6	Form of Share Purchase Agreement, dated January 17, 2007, by and between Shinhan Financial Group and the holders of the redeemable preferred shares and the redeemable convertible shares issued by Shinhan Financial Group as part of the funding for the acquisition of LG Card Co., Ltd. (in English) †*****

4.7	LG Card Acquisition Agreement, dated 2006, between Korea Development Bank and 13 other financial institutions, on the one hand, and Shinhan Financial Group†******

8.1	List of all subsidiaries of Shinhan Financial Group

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

†	A fair and accurate translation from Korean into English.

*	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on April 30, 2012.

**	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003.

***	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003. Confidential treatment has been requested for certain portions of the Stock Purchase Agreement.

****	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 30, 2006.

*****	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 29, 2007.

******	Incorporated by reference to registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 30, 2008.

E-1